Form 20-F
period 2000-12-31
NOVARTIS AG
filed 2001-04-11
CIK 1114448

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 11, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

/ /  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF
     THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

/X/  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended
     December 31, 2000

                                       OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-15024

                                  NOVARTIS AG

             (Exact name of registrant as specified in its charter)

                                 NOVARTIS INC.
                (Translation of Registrant's name into English)

                                  SWITZERLAND
                (Jurisdiction of incorporation or organization)

                                LICHTSTRASSE 35
                           CH-4056 BASEL, SWITZERLAND
                    (Address of principal executive offices)

          Securities registered pursuant to Section 12(b) of the Act:

             TITLE OF CLASS                     NAME OF EACH EXCHANGE ON WHICH REGISTERED
       AMERICAN DEPOSITARY SHARES                     NEW YORK STOCK EXCHANGE, INC.
 EACH REPRESENTING 1/40 ORDINARY SHARE,
NOMINAL VALUE CHF 20 PER ORDINARY SHARE,
          AND ORDINARY SHARES

          Securities registered pursuant to Section 12(g) of the Act:

                                      NONE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                           72,130,117 ORDINARY SHARES

    Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                   YES _X_    NO____      NOT APPLICABLE____

Indicate by check mark which financial statement item the Registrant has elected to follow:

                          ITEM 17____      ITEM 18 _X_

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


INTRODUCTION AND USE OF CERTAIN TERMS.................................          4

FORWARD-LOOKING STATEMENTS............................................          4

PART I  ..............................................................          5

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.......          5

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................          5

ITEM 3.   KEY INFORMATION.............................................          5
    3.A   Selected Financial Data.....................................          5
    3.B   Capitalization and Indebtedness.............................          7
    3.C   Reasons for the offer and use of proceeds...................          7
    3.D   Risk factors................................................          7

ITEM 4.   INFORMATION ON THE COMPANY..................................         10
    4.A   History and Development of Novartis.........................         10
    4.B   Business Overview...........................................         11
    4.C   Organizational Structure....................................         41
    4.D   Property, Plants and Equipment..............................         41

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................         44
    5.A   Operating Results...........................................         44
    5.B   Liquidity and Capital Resources.............................         62
    5.C   Research and Development, Patents and Licenses..............         64
    5.D   Trend Information...........................................         64

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................         65
    6.A   Directors and Senior Management.............................         65
    6.B   Compensation................................................         69
    6.C   Board Practices.............................................         71
    6.D   Employees...................................................         71
    6.E   Share Ownership.............................................         72

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........         73
    7.A   Major Shareholders..........................................         73
    7.B   Related Party Transactions..................................         73
    7.C   Interests of Experts and Counsel............................         74

ITEM 8.   FINANCIAL INFORMATION.......................................         74
    8.A   Consolidated Statements and Other Financial Information.....         74
    8.B   Significant Changes.........................................         75

ITEM 9.   THE OFFER AND LISTING.......................................         75
    9.A   Listing Details.............................................         75
    9.B   Plan of Distribution........................................         76
    9.C   Market......................................................         76
    9.D   Selling Shareholders........................................         76
    9.E   Dilution....................................................         76
    9.F   Expenses of the Issue.......................................         76


ITEM 10.  ADDITIONAL INFORMATION......................................         76
    10.A  Share capital...............................................         76
    10.B  Memorandum and articles of association......................         76
    10.C  Material contracts..........................................         81
    10.D  Exchange controls...........................................         81
    10.E  Taxation....................................................         81
    10.F  Dividends and paying agents.................................         85
    10.G  Statement by experts........................................         85
    10.H  Documents on display........................................         85
    10.I  Subsidiary Information......................................         85

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..         85

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......         88

PART II  .............................................................         89

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............         89

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
          USE OF PROCEEDS.............................................         89

ITEM 15.  [RESERVED]..................................................         89

ITEM 16.  [RESERVED]..................................................         89

PART III .............................................................         89

ITEM 17.  FINANCIAL STATEMENTS........................................         89

ITEM 18.  FINANCIAL STATEMENTS........................................         89

ITEM 19.  EXHIBITS....................................................         89

                     INTRODUCTION AND USE OF CERTAIN TERMS

    Novartis AG and our consolidated subsidiaries ("Novartis" or the "Group") publish consolidated financial statements expressed in Swiss francs ("CHF"). Our consolidated financial statements included in Item 18 of this annual report on Form 20-F ("Form 20-F") include those for the year ended December 31, 2000. In this Form 20-F, references to "CHF" are to Swiss francs; references to "U.S. dollars" or "$" are to the lawful currency of the U.S.; and references to "m" are to million. Solely for the convenience of the reader, this Form 20-F contains translations of certain Swiss franc amounts into U.S. dollar amounts at specified rates. These translations should not be construed as representations that the Swiss franc amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations from Swiss francs into U.S. dollars have been made at the market rate as quoted by the Reuters Market System in effect on December 29, 2000, which was $1.00 = CHF 1.64.

                            ------------------------

    In this Form 20-F, references to "Novartis" or the "Group" are to Novartis AG and our consolidated subsidiaries; references to "Europe" are to all European countries (including Turkey, Russia and the Ukraine), whereas references to the European Union ("EU") are to each of the 15 member-states of the EU and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires.

                            ------------------------

    We furnish to holders of our ordinary shares ("shares") annual reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with International Accounting Standards ("IAS"), which differs in certain significant respects from Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP"). See "Item 18. Financial Statements--Note 32" for a description of the significant differences between IAS and U.S. GAAP. The financial statements included in the annual reports are examined and reported upon by Novartis' independent auditors. We also furnish holders of our shares with half-year interim reports that include unaudited interim consolidated financial information prepared in conformity with IAS with a reconciliation to U.S. GAAP.

                           FORWARD-LOOKING STATEMENTS

    This Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended, relating to our business and the sectors in which we and our subsidiaries and interests operate. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expect", "may", "are expected to", "will", "will continue", "should", "would be", "seek" or "anticipate" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements include descriptions of our investment and research and development programs and anticipated expenditures in connection therewith, descriptions of new products we expect to introduce and anticipated customer demand for such products. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set out in this Form 20-F.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.

ITEM 3.  KEY INFORMATION

3.A SELECTED FINANCIAL DATA

    The financial data set forth below at December 31, 2000, 1999, 1998, 1997 and 1996 have been derived from audited financial statements. Our consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2000, 1999 and 1998 are included elsewhere herein. The data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto included elsewhere herein and are qualified in their entirety by reference to the consolidated financial statements and such notes.

    The audited financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IAS, which differ in certain respects from U.S. GAAP. For a discussion of the significant differences between IAS and U.S. GAAP, see "Item 18. Financial Statements--Note 32."

    For further information regarding continuing and discontinuing activities (the Agribusiness sector), see "Item 5. Operating and Financial Review and Prospects--5.A. Operating Results" and "Item 4. Information on the Company--Spin-off of Agribusiness."

                                                            YEAR ENDED DECEMBER 31,
                             -------------------------------------------------------------------------------------
                             2000(1)      2000     2000(2)      1999     1999(2)      1998     1997(3)    1996(3)
                             --------   --------   --------   --------   --------   --------   --------   --------
                               ($)       (CHF)      (CHF)      (CHF)      (CHF)      (CHF)      (CHF)      (CHF)
                                                      (IN MILLIONS EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA
AMOUNTS IN ACCORDANCE WITH
  IAS:
Net sales..................   21,832     35,805     29,112     32,465     25,409     31,702     31,180     36,233
Operating income...........    4,806      7,883      6,727      7,343      6,696      6,920      6,688      5,781
Income from associates.....       60         98         97        383        376        239         45         --
Net financial
  income/expenses..........      665      1,091      1,216        793        990        759        167       (245)
Income before taxes and
  minority interests.......    5,531      9,072      8,040      8,519      8,062      7,918      6,900      2,597
Taxes......................   (1,110)    (1,820)    (1,504)    (1,833)    (1,683)    (1,882)    (1,674)      (291)
Minority interests.........      (26)       (42)       (25)       (27)       (20)       (26)       (18)        (2)
Net income.................    4,395      7,210      6,511      6,659      6,359      6,010      5,208      2,304
Basic and diluted earnings
  per share................       67        110        100        100         96         91         79         33
Cash dividends(4)..........    1,259      2,064         --      1,935         --      1,663      1,320      1,158
Cash dividends per share...       21         34         --         32         --         29         25         20
Operating income from
  continuing operations per
  share (basic and
  diluted).................       63        103        103        101        101         88         --         --

                                                             YEAR ENDED DECEMBER 31,
                                      ---------------------------------------------------------------------
                                       2000(1)      2000        1999        1998       1997(3)     1996(3)
                                      ---------   ---------   ---------   ---------   ---------   ---------
                                         ($)        (CHF)       (CHF)       (CHF)       (CHF)       (CHF)
                                                       (IN MILLIONS EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
AMOUNTS IN ACCORDANCE WITH IAS:
Cash, cash equivalents and current
  marketable securities.............   12,514      20,523      16,328      14,170      13,722      19,044
Inventories.........................    2,513       4,122       6,887       6,695       6,545       7,961
Other current assets................    5,057       8,294      11,464       9,088       9,139       9,293
Long-term assets....................   15,400      25,257      30,848      26,272      24,244      21,729
Total assets........................   35,484      58,196      65,527      56,225      53,650      58,027
Trade accounts payable..............      970       1,591       1,971       1,537       1,757       1,983
Other current liabilities...........    6,127      10,049      15,442      13,453      15,889      16,819
Long-term liabilities and minority
  interests.........................    5,910       9,694      10,898       9,839       9,533      11,548
Total equity........................   22,477      36,862      37,216      31,396      26,471      27,677
Total liabilities and equity........   35,484      58,196      65,527      56,225      53,650      58,027
Net assets..........................   22,524      36,940      37,437      31,590      26,699      28,006
Capital stock.......................      795       1,304       1,313       1,328       1,370       1,377
AMOUNTS IN ACCORDANCE WITH U.S.
  GAAP:
INCOME STATEMENT DATA
Net income..........................    4,215       6,913       5,419       4,955
Basic and diluted earnings per
  share.............................       67         110          84          77
BALANCE SHEET DATA
Total equity........................   29,757      48,802      50,575      47,823
Total assets........................   43,949      72,077      79,756      73,014

-------------

(1) The Swiss franc amounts have been translated into United States dollars at the rate of CHF 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2) Financial data is presented on a continuing basis and gives effect to the Agribusiness spin-off (see "Item 4. Information on the Group--4.A. History and Development of the Group").

(3) The years 1996 and 1997 have not been restated for changes in IAS adopted in 1998 and subsequent years.

(4) Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

CASH DIVIDENDS PER SHARE

    Cash dividends are translated into U.S. dollars at the Noon Buying Rate on the payment date. Because dividends are paid by the Company in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs.

                                   MONTH AND    TOTAL DIVIDEND   TOTAL DIVIDEND   TOTAL DIVIDEND(1)
YEAR EARNED                        YEAR PAID      PER SHARE        PER SHARE           PER ADS
-----------                       -----------   --------------   --------------   -----------------
                                                    (CHF)             ($)                ($)
1996............................  April 1997        20.00            13.61              0.2893
1997............................  April 1998        25.00            16.67              0.3555
1998............................  April 1999        29.00            19.20              0.4049
1999............................  April 2000        32.00            19.52              0.4098
2000............................  March 2001        34.00            20.98              0.4262

-------------

(1) A two-for-one share split for the ADSs was affected on May 11, 2000.

EXCHANGE RATES

    The following table sets forth, for the years and dates indicated, certain information concerning the rate of exchange of the Swiss franc to the U.S. dollar based on the Noon Buying Rate. The Noon Buying Rate in effect on April 10, 2001 was CHF 1.7165 = $1.00.

                                                                  YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------
                                                       PERIOD END   AVERAGE(1)     HIGH       LOW
                                                       ----------   ----------   --------   --------
1996.................................................     1.34         1.24         1.35       1.16
1997.................................................     1.46         1.45         1.54       1.34
1998.................................................     1.37         1.45         1.54       1.29
1999.................................................     1.59         1.51         1.60       1.36
2000..........................................................................      1.83       1.55
November 2000.................................................................      1.81       1.74
December 2000.................................................................      1.73       1.62
January 2001..................................................................      1.66       1.60
February 2001.................................................................      1.69       1.63
March 2001....................................................................      1.74       1.65
April 2001 (through April 10, 2001)...........................................    1.7317     1.6951

-------------

(1) Represents the average of the exchange rates on the last day of each full month during the year.

3.B CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

3.C REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not applicable.

3.D RISK FACTORS

    You should carefully consider all of the information set forth in this annual report and the following risk factors. The risks below are not the only ones we face. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This annual report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere. See "Forward Looking Statements."

WE FACE INTENSE COMPETITION FROM NEW PRODUCTS AND FROM LOWER-COST GENERIC
  PRODUCTS

    Our products that are under patent protection face intense competition from competitors' proprietary products. This competition may increase as new products enter the market. We also face increasing competition from lower-cost generic products after patents on our products expire. Loss of patent protection typically leads to loss of sales in the product's markets and could affect future results. Patent protection is no longer available in major markets for the active ingredients used in a number of Novartis Pharmaceuticals' leading products. Generic products competing with Neoral-Registered Trademark- entered the transplantation market segment in the U.S. in 2000, despite patent protection in the U.S. for the Neoral-Registered Trademark- microemulsion formulation until 2011. Marketing authorizations have also been granted for such generic products in certain countries in Europe and elsewhere. The patent for Aredia-Registered Trademark- is currently being challenged by generic producers in the U.S., who may launch generic products in the near future. We have a follow-up drug, Zometa-Registered Trademark-, which has been approved by regulatory authorities in 22 countries, including Switzerland and the EU countries, and which is currently under regulatory review in the U.S. and other countries. Patent protection or regulatory exclusivity will expire in the next few years in major markets for the key product
Sandostatin-Registered Trademark-. The basic octreotide substance patents expire in the U.S., Japan and minor countries in the next two years, but will remain in place in the EU. Patent protection continues, however, in all major markets for Sandostatin-Registered Trademark- LAR, which represents a significant and growing proportion of Novartis Pharmaceuticals' octreotide sales. These patents will extend to 2010, and in some cases beyond. The basic benazepril substance patent for Cibacen-Registered Trademark- will expire in the U.S. and in Japan within the next two years, but will remain in place in major markets in the EU. Lotrel-Registered Trademark-, the fast growing combination of benazepril with amlodipine, on the other hand, received patent extension to 2017, and is expected to at least partially offset potential generic erosion on Cibacen-Registered Trademark- sales. Voltaren-Registered Trademark- and Sandimmun-Registered Trademark- are experiencing competition from generic products. Voltaren-Registered Trademark- is off-patent and revenue declines year-over-year may be significant over the next few years.

    As new products enter the market, our products may become obsolete or our competitors' products may be more effective or more effectively marketed and sold than our products. If we fail to maintain our competitive position, this could have a material adverse effect on our business and results of operations.

OUR RESEARCH AND DEVELOPMENT EFFORTS MAY NOT SUCCEED OR OUR COMPETITORS MAY DEVELOP MORE EFFECTIVE OR SUCCESSFUL PRODUCTS

    In order to remain competitive, we must commit substantial resources each year to research and development through our dedicated resources as well as various collaborations with third parties. Our ongoing investments in new product launches and research and development for future products could produce higher costs without a proportional increase in revenues.

    In the pharmaceutical business, the research and development process can take from 10 to 12 years from discovery to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that we will not achieve our goals and accordingly we may abandon a product in which we have invested substantial amounts. If we fail to continue developing commercially successful products, or if competitors develop more effective products or a greater number of successful new products, this could have a material adverse effect on our business and results of operations.

PRODUCT REGULATION MAY ADVERSELY AFFECT OUR ABILITY TO BRING NEW PRODUCTS TO
  MARKET

    We and our competitors are subject to strict government controls on the development, manufacture, labeling, distribution and marketing of products. We must obtain and maintain regulatory approval for our pharmaceutical and other products from regulatory agencies before products may be sold in a particular jurisdiction. The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Each authority may impose its own requirements and delay or refuse to grant approval, even though a product has been approved in another country. In our principal markets, the approval process for a new product is complex, lengthy and expensive. The time taken to obtain approval varies by country but generally takes from six months to several years from the date of application. Regulatory delays, the inability to successfully complete clinical trials, claims and concerns about safety and efficacy, new discoveries, patents and products of competitors and related patent disputes and claims about adverse side effects are only a few of the factors that could adversely affect the realization of product registration. This increases the cost to us of developing new products and increases the risk that we will not succeed in selling them successfully.

    Changes in intellectual property protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, reimbursement and marketing of products, as well as unstable governments and legal systems, intergovernmental disputes and possible nationalization could also materially adversely affect our business or results of operations.

PRICE CONTROLS CAN LIMIT OUR REVENUES AND ADVERSELY AFFECT OUR BUSINESS AND
  RESULTS OF OPERATIONS

    In addition to normal price competition in the marketplace, the prices of our pharmaceutical products are restricted by price controls imposed by governments and health care providers in most countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls can limit the revenues we earn on our products and may have an adverse effect on our business and results of operations.

    In the United States, the current national debate over Medicare reform could increase pricing pressures. If Medicare reform results in the provision of outpatient pharmaceutical coverage for beneficiaries, the U.S. government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. In Europe, our operations are also subject to price and market regulations. Many governments are introducing healthcare reforms in an attempt to curb increasing healthcare costs. In Japan, where we also operate, governmental price cut rounds are introduced biannually. In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the U.S., generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original ethical drug. As a result, we expect that pressures on pricing and operating results will continue.

WE OPERATE IN HIGHLY COMPETITIVE AND RAPIDLY CONSOLIDATING INDUSTRIES

    We operate in highly competitive and rapidly consolidating industries. Our principal competitors are major international corporations with substantial resources for research and development, production and marketing. Our competitors are consolidating, and combined companies could affect our competitive position in all of our business sectors.

PRODUCT LIABILITY CLAIMS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF
  OPERATIONS

    Product liability is a significant commercial risk for us. Substantial damage awards have been made in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. We are involved in a number of product liability cases claiming damages as a result of the use of our products. We believe that any reasonably foreseeable unaccrued costs and liabilities associated with such matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity. There can, however, be no assurance that a future product liability claim or series of claims brought against us would not have an adverse effect on our business or results of operations.

OUR BUSINESS WILL CONTINUE TO EXPOSE US TO RISKS OF ENVIRONMENTAL LIABILITIES

    We use hazardous materials, chemicals, viruses and toxic compounds in our product development programs and manufacturing processes which have exposed us and in the future could expose us to risks of accidental contamination and events of noncompliance with environmental laws and regulatory enforcement, personal injury and property damage claims resulting therefrom. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, which could have an adverse effect on our business and results of operations.

    The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites:

    - that we currently own or operate;

    - that we formerly owned or operated; or

    - where waste from our operations was disposed.

    These environmental remediation obligations could significantly reduce our operating results. In particular, our accruals for these obligations may be insufficient if the assumptions underlying the accruals prove incorrect or if we are held responsible for additional, currently undiscovered contamination.

    Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business and operating results.

WE DEPEND ON THIRD PARTY SUPPLIERS FOR MANUFACTURE OF CERTAIN OF OUR PRODUCTS, AND A SUPPLY INTERRUPTION COULD ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATION

    The products we market, distribute and sell are either manufactured at our dedicated manufacturing facilities or through toll manufacturing arrangements or through supply agreements with third parties. Inasmuch as many of our products are chemically based and are the result of technically complex manufacturing processes, we can provide no assurances that supply sources will not be interrupted from time to time.

FOREIGN EXCHANGE FLUCTUATIONS MAY ADVERSELY AFFECT OUR EARNINGS AND THE VALUE OF
  OUR NON-SWISS ASSETS

    We record our transactions and prepare our financial statements in Swiss francs, but a significant portion of our earnings and expenditures are in other currencies. In 2000, 44% of our sales were made in U.S. dollars, 8% in Japanese yen, 24% in Euro and 6% in Swiss francs and 18% in other currencies, while 33% of our costs were generated in U.S. dollars, 5% in Japanese yen, 23% in Euro and 26% in Swiss francs and 13% in other currencies. Changes in exchange rates between the Swiss franc and these other currencies can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the Swiss franc and other currencies may also affect the book value of our assets outside Switzerland and the amount of shareholders' equity. We seek to minimize our currency exposure by engaging in hedging transactions, where we deem it appropriate. To mitigate some of these risks, we have hedged certain U.S. dollar and Japanese yen positions for 2001. We cannot predict, however, all changes in currency and interest rates, inflation or other factors which could affect our international businesses.

ITEM 4.  INFORMATION ON THE COMPANY

4.A HISTORY AND DEVELOPMENT OF NOVARTIS

    Novartis AG was formed in December 1996 as a public company incorporated under the laws of Switzerland with an indefinite duration. We are domiciled in and are governed by the laws of Switzerland.

    Headquartered in Basel, Switzerland, we employ approximately 68,000 people worldwide, we operate in over 140 countries and are listed on the Swiss Exchange (the "SWX") and the New York Stock Exchange ("NYSE"). Our registered office is located at Lichtstrasse 35, CH-4056 Basel and our telephone number is 011-41-61-324-1111.

    Novartis AG was created by the merger of Sandoz AG and CIBA-Geigy AG (the "Merger") in December 1996. Prior to the Merger, Sandoz AG and CIBA-Geigy AG were each global participants in the pharmaceutical and agrochemical industries. Our predecessor companies merged to realize sales, cost and cross-sector synergies, and to create a combined entity with the resources and ability to compete in the long-term in an increasingly competitive global environment.

    In November 2000, we spun-off and merged our Crop Protection and Seeds businesses with AstraZeneca's Zeneca Agrochemicals to create the world's first dedicated agribusiness company with pro forma combined sales in 1999 of approximately $7.0 billion. The new company, Syngenta AG ("Syngenta"), is headquartered in Basel, Switzerland, and is listed on the Swiss, London, New York and

Stockholm stock exchanges. Our Agribusiness sector which comprises Crop Protection and Seeds, is accordingly shown as a discontinuing activity.

    In 2000, we made acquisitions in our Pharmaceuticals, Generics, CIBA Vision and Animal Health sectors. Our most significant acquisitions were in CIBA Vision and Novartis Pharmaceuticals.

    On October 2, 2000, CIBA Vision acquired 100% of Wesley Jessen
VisionCare Inc., a U.S. corporation for CHF 1.3 billion (approximately
$800 million) in cash. Wesley Jessen brings to CIBA Vision a range of products that complement our existing brands as well as technological expertise, especially in the area of specialty lenses. CIBA Vision's established global sales and marketing operations will expand the global reach of Wesley Jessen's product lines. The market share of the combined company will make us the second-leading player in the contact lens industry. As a result of the combination, we expect to offer our customers a steady flow of new products and vision correction options.

    On December 21, 2000, Novartis Pharmaceuticals completed the acquisition of the antiviral products Famvir-Registered Trademark- (famciclovir) and Vectavir-Registered Trademark-/Denavir-Registered Trademark- (penciclovir) from SmithKline Beecham, for a total price of CHF 2.7 billion approximately (U.S. $1.6 billion). We expect the acquisition of these products to expand our franchise in the primary care market.

    For a description of our principal capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects--5.B. Liquidity and Capital Resources."

4.B BUSINESS OVERVIEW

GENERAL

    We are a world leader both in sales and in innovation in our continuing core businesses: pharmaceuticals, generics, consumer health, eyecare products and medicines ("CIBA Vision"), and animal health. We aim to hold a leadership position in all of these businesses. We are committed to improving health and well-being through innovative products and services. The name "Novartis" is derived from the Latin NOVAE ARTES, meaning "new skills," which reflects our focus on research and development.

PRODUCT SECTORS AND GEOGRAPHIC MARKETS

    We currently operate in five principal industry sectors: Pharmaceuticals, Generics, Consumer Health, CIBA Vision, and Animal Health. All references to Group figures, unless otherwise indicated, including employees and sales, include the Agribusiness sector, up until the November 6, 2000 spin-off. The following tables set forth the Group's sales and operating income by business sector for the financial years ended December 31, 2000, 1999 and 1998.

                                                     YEAR ENDED DECEMBER 31
                                -----------------------------------------------------------------
                                     2000          1999(2)(3)        1999(3)          1998(3)
                                --------------   --------------   --------------   --------------
                                (CHF MILLIONS)   (CHF MILLIONS)   (CHF MILLIONS)   (CHF MILLIONS)
SALES TO THIRD PARTIES
Pharmaceuticals...............      17,611           15,275           15,595           14,501
Generics......................       1,938            1,823            1,823            1,529
Consumer Health--ongoing......       6,395            5,570            5,250            4,752
Divested Consumer Health
  activities..................          --              182              182            1,036
CIBA Vision...................       2,085            1,632            1,632            1,505
Animal Health.................       1,083              927              927              901
SALES OF CONTINUING
  ACTIVITIES..................      29,112           25,409           25,409           24,224
Sales from discontinuing
  Agribusiness
  activities(1)...............       6,693            7,056            7,056            7,478
GROUP SALES...................      35,805           32,465           32,465           31,702
OPERATING INCOME
Pharmaceuticals...............       5,403            4,676            4,830            4,502
Generics......................         227              347              347              278
Consumer Health--ongoing......         824              807              653              647
Divested Consumer Health
  activities..................          --              375              375               80
CIBA Vision...................         158              250              250              225
Animal Health.................         179              216              216              211
Corporate and Other...........         (64)              25               25              (91)
OPERATING INCOME FROM
  CONTINUING ACTIVITIES.......       6,727            6,696            6,696            5,852
Operating income from
  discontinuing Agribusiness
  activities(1)...............       1,156              647              647            1,068
GROUP OPERATING INCOME........       7,883            7,343            7,343            6,920

-------------

(1) Agribusiness: Crop Protection and Seeds businesses through November 6, 2000, the date of spin-off.

(2) Restated to reflect the transfer as of January 1, 2000 of certain products from the Pharmaceuticals sector to the Consumer Health sector. In 1999 these products generated CHF 320 million and CHF 154 million of sales and operating income, respectively.

(3) Restated to reflect CHF 90 million and CHF 30 million of Corporate and other expenses allocated to the discontinuing Agribusiness activities in 1999 and 1998, respectively.

    The table below sets forth a regional breakdown of certain data for the years ended December 31, 2000, 1999 and 1998.

                                            AMERICAS                          EUROPE                     REST OF THE WORLD
                                 ------------------------------   ------------------------------   ------------------------------
                                   2000       1999       1998       2000       1999       1998       2000       1999       1998
                                 --------   --------   --------   --------   --------   --------   --------   --------   --------
Sales (CHF m)..................   17,761     15,328     15,292     11,729     11,620     11,789      6,315      5,517      4,621
Operating Income (CHF m).......    2,474      2,170      2,742      4,469      4,549      3,658        940        624        520
Number of Employees (at
  December 31).................   27,063     29,077     27,832     28,815     38,125     40,105     11,775     14,652     14,512
Investment in Tangible Fixed
  Assets (CHF m)...............      475        510        498        790        754      1,010         88        107         69
Depreciation of Tangible Fixed
  Assets (CHF m)...............     (388)      (351)      (321)      (705)      (790)      (770)      (103)      (120)       (70)
Net Operating Assets (CHF m)...    9,774      7,780      6,266     11,176     14,936     12,765      1,529      2,043      1,795

PHARMACEUTICALS

    We are a world leader in the discovery, development, manufacture and marketing of prescription medicines. Our goal is to provide a broad portfolio of effective and safe products and services to patients through healthcare professionals around the world. This goal is supported by a dedicated, global organization, operating in more than 140 countries through approximately 80 affiliates. In 2000, Novartis Pharmaceuticals employed 37,167 people and had CHF 17,611 million in sales, which represented 49% of the Group's sales.

    Our product portfolio includes a wide range of products in seven major disease areas: (i) cardiovascular/metabolism/endocrinology; (ii) central nervous system; (iii) dermatology; (iv) oncology/ hematology; (v) respiratory;
(vi) rheumatology/bone/hormone replacement therapy ("HRT"); and
(vii) transplantation/immunology. Effective January 1, 2001, Novartis Pharmaceuticals took over responsibility for operating the ophthalmic pharmaceutical business previously managed by CIBA Vision.

    The current product portfolio includes 27 key marketed products, of which 10 are recently launched products. In addition, the portfolio includes a further 54 projects in development. See "--Research and Development."

KEY MARKETED PRODUCTS

    The table below sets forth certain summary information relating to our key marketed products. The
Neoral-Registered Trademark-/Sandimmun-Registered Trademark- brand accounts for more than 10% of Novartis Pharmaceuticals' sales.

THERAPEUTIC AREA                  PRODUCT                                    CLASS                            TREATMENT AREA
----------------   --------------------------------------  -----------------------------------------  ------------------------------
Cardiovascular/    Diovan-Registered Trademark-            Angiotensin II-receptor blocker            Hypertension
Metabolism/        (valsartan)
Endocrinology      Co-Diovan-Registered Trademark-         Angiotensin II-receptor blocker +          Hypertension
                   (valsartan+HCTZ)                        diuretic
                   Cibacen-Registered Trademark-/          ACE-inhibitor                              Hypertension
                   Lotensin-Registered Trademark-
                   (benazepril)
                   Lotrel-Registered Trademark-            ACE-inhibitor + calcium channel blocker    Hypertension
                   (benazepril-amlodipine)
                   Lescol-Registered Trademark-            Statin                                     Elevated lipids (cholesterol-
                   (fluvasatin)                                                                       lowering agent)
                   Starlix-Registered Trademark-           Non-sulphonylurea insulin                  Type-II diabetes
                   (nateglinide)                           secretagogue

Central Nervous    Comtan-Registered Trademark-            COMT-inhibitor                             Parkinson's disease
System             (entacapone)
                   Exelon-Registered Trademark-            AchE-inhibitor                             Alzheimer's disease
                   (rivastigmine)
                   Leponex-Registered Trademark-/Clozaril  Dopamine antagonist/agonist                Antipsychotic agent for
                   (clozapine)                                                                        treatment-resistant
                                                                                                      schizophrenia
                   Tegretol-Registered Trademark-          Anti-epileptic iminostilbene               Epilepsy, acute and bipolar
                   (carbamazepine)                                                                    affective disorders
                   Trileptal-Registered Trademark-         Anti-epileptic iminostilbene               Epilepsy
                   (oxcarbazepine)

Dermatology        Lamisil-Registered Trademark-           Fungal ergosterol inhibitor                Fungal infections of the skin,
                   (terbinafine)                                                                      nails and scalp
                   Apligraf-Registered Trademark-          Living skin tissue equivalent              Venous and diabetic leg ulcers
                   Famvir-Registered Trademark-            Antiviral                                  Acute herpes zoster
                   (famciclovir)
                   Vectavir/Denavir-Registered Trademark-  Antiviral                                  Recurrent cold sores
                   (penciclovir)

Oncology/          Sandostatin-Registered Trademark-/      Growth hormone inhibitor,                  Acromegaly
Hematology         Sandostatin-Registered Trademark- LAR   Gastroenteropancreatic tumor inhibitor     Gastroenteropancreatic
                   (octreotide)                                                                       endocrine tumors
                   Aredia-Registered Trademark-            Anti-osteolytic Bishopsphonate             Bone metastases, multiple
                   (pamidronate)                                                                      myeloma
                   Femara-Registered Trademark-            Aromatase inhibitor                        Advanced breast cancer
                   (letrozole)

Respiratory        Foradil-Registered Trademark-           Beta 2 agonist                             Asthma, bronchitis
                   (formoterol)

Rheumatology/      Miacalcic-Registered Trademark-         Mineral metabolism regulator               Osteoporosis
Bone/Hormone       (salmon calcitonin)
Replacement        Voltaren-Registered Trademark-          Nonsteroidal anti-inflammatory drug        Inflammation
Therapy            (diclofenac)
                   Estalis-Registered Trademark-           Hormone replacement therapy                Estrogen deficiency
                   (estradiol)                                                                        following menopause
                   Estraderm-Registered Trademark- MX      Hormone replacement therapy                Estrogen deficiency
                   (estradiol)                                                                        following menopause

Transplantation/   Simulect-Registered Trademark-          Immunosuppressant                          Acute organ rejection in
Immunology         (basiliximab)                                                                      kidney transplation
                   Neoral-Registered Trademark-            Immunosuppressant                          Prevention of graft rejection
                   (cyclosporin for microemulsion) and                                                following organ and bone
                   Sandimmun-Registered Trademark-                                                    marrow transplanation
                   (cyclosporin)
                   Sandoglobulin-Registered Trademark-     Immunosuppressant                          Immunodeficiencies
                   (human immunoglobulin)

    Not all products are registered in all markets for the treatment areas described above.

COMPOUNDS IN DEVELOPMENT

    The following table sets forth certain summary information relating to our most prominent compounds in development. "Filed" means either filed with the Food and Drug Administration ("FDA") in the United States or the European Agency for the Evaluation of Medicinal Products ("EMEA") in the European Union or both, but not necessarily in all jurisdictions.

THERAPEUTIC AREA                   COMPOUND                                  TARGET INDICATION                  PHASE(1)/CATEGORY(2)
----------------  ------------------------------------------  ------------------------------------------------  --------------------
Cardiovascular/   SPP100(3)                                   Hypertension                                      II (NDA)
Metabolism/       DPP728/LAF237                               Type-II diabetes                                  II (NDA)
Endocrinology     Zelmac-Registered Trademark-                Functional dyspepsia                              II (sNDA)
                                                              Gastroesophageal reflux disease                   II (sNDA)
                                                              Chronic constipation                              III (sNDA)
                                                              Irritable bowel syndrome                          Filed (NDA)
                  Diovan-Registered Trademark-                Congestive heart failure, pre-/post-myocardial    III (sNDA)
                                                              infarction
                  Sandostatin-Registered Trademark-           Diabetic retinopathy and other indications        III (sNDA)

Central Nervous   DTA201                                      Psychosis                                         II (NDA)
System            NKP608                                      Anxiety disorders                                 II (NDA)
                  Ritalin-Registered Trademark- LA            Attention deficit hyperactivity disorder          Filed (sNDA)
                  Zomaril-Registered Trademark-               Schizophrenia                                     III (NDA)

Dermatology       Elidel-Registered Trademark- cream          Inflammatory skin disease                         Filed (NDA)
                  Elidel-Registered Trademark- oral           Inflammatory skin disease                         III (sNDA)
                                                              Inflammatory skin disease                         II (sNDA)
                  Lamisil-Registered Trademark-               Systemic mycosis, tinea capitis                   III (NDA)
                  Apligraf-Registered Trademark-              Wound healing                                     III (sNDA)

Oncology/         Zometa-Registered Trademark-                HCM (hypercalcemia of malignancy)                 Filed (NDA)
Hematology        Zometa-Registered Trademark-                Bone metastases--prevention/treatment             III (sNDA)
                  PKC 412                                     Solid tumors                                      II (NDA)
                  Femara-Registered Trademark- (letrozole)    Breast cancer (adjuvant therapy)                  II (NDA)
                                                              Breast cancer (first line)                        Filed (sNDA)
                  ICL670                                      Chronic iron overload                             II (NDA)
                  Glivec-TM-                                  Chronic myeloid leukemia and acute lymphoic       Filed (NDA)
                                                              leukemia

Ophthalmics       Visudyne-TM-                                Pathologic myopia                                 Filed (sNDA)
                                                              Age-related macular degeneration (minimally       III (sNDA)
                                                              classic)
                                                              Age-related macular degeneration (occult)         III (sNDA)
                  Rescula-TM-                                 Glaucoma                                          Filed (NDA)
                  Zaditen-Registered Trademark-               Allergy                                           Filed (NDA)
                  PKC412                                      Diabetic macular edema                            II (NDA)

Respiratory       DNK333                                      Rhinitis, asthma, chronic obstructive pulmonary   II (NDA)
                                                              disease
                  LTB019                                      Chronic obstructive pulmonary disease             II (NDA)
                  Foradil-Registered Trademark-               Multiple dose dry powder inhaler in asthma        II (sNDA)
                                                              Aerolizer in asthma, chronic obstructive          Filed (sNDA)
                                                              pulmonary disease
                  Xolair-Registered Trademark-                Asthma/prevention of seasonal allergic rhinitis   Filed (NDA)

Rheumatology/     Zometa-Registered Trademark- (zoledronate)  Post-menopausal osteoporosis                      II (sNDA)
Bone/Hormone      COX189                                      Rheumatoid arthritis                              III (NDA)
Replacement       Estalis-Registered Trademark-               Osteoporosis                                      Filed (sNDA)
Therapy

Transplantation/  FTY720                                      Transplantation                                   II (NDA)
Immunology        Certican-Registered Trademark-              Transplantation                                   III (NDA)
                  ERL080                                      Transplantation                                   III (NDA)

-------------

(1) For a description of Novartis Pharmaceuticals' clinical development program, see "--Research and Development."

(2) The category classification refers to the type of filing application for the U.S. Food & Drug Administration. For a discussion of "NDA" and "sNDA", see "--Regulation."

(3) We have licenced out this compound to Speedel but have retained a call-back option.

    The foregoing tables and following summary describe each of Novartis Pharmaceuticals' seven key therapeutic areas. Unless otherwise indicated, the key marketed products described below are marketed worldwide. These same compounds are in various stages of development throughout the world. In some compounds, the development process is ahead in the United States, whereas in other compounds, development is behind in the United States. Due to regulatory restrictions in some countries, including the United States, it may not be possible to obtain registration of compounds in development for all indications referred to in this annual report.

CARDIOVASCULAR/METABOLISM/ENDOCRINOLOGY

    We market a wide range of products for the treatment of cardiovascular disease, including products for the treatment of hypertension, hyperlipidemia, angina pectoris and heart failure. Ongoing research is focused on the development of innovative new agents to treat metabolic disorders, such as Type-II diabetes and obesity, which are associated with serious cardiovascular sequelae including peripheral vascular disease, diabetic retinopathy, nephropathy, stroke and myocardial infarction. Research and development is aimed at extending the product portfolio in the areas of hypertension, hyperlipidemia, heart failure and coronary artery disease.

    RECENTLY LAUNCHED PRODUCTS

    - Starlix-Registered Trademark- (nateglinide) is a member of a new class of drugs for the treatment of patients with Type-II diabetes, also known as adult-onset diabetes, which affects approximately 6% of the developed world's population, many of whom are presently undiagnosed. We in-licensed the compound from Ajinomoto and own marketing rights for the drug worldwide, except Japan and several other Asian markets. Starlix-Registered Trademark- is derived from an amino acid, the basic building block of proteins, and is chemically and pharmacologically distinct from other oral hypoglycemic agents, such as glitazones. The drug aims to restore the early phase of insulin release which helps control blood glucose levels at mealtime. The compound has been approved in the United States and the EU.

    KEY MARKETED PRODUCTS

    - Cibacen-Registered Trademark-/Lotensin-Registered Trademark- (benazepril) is an ACE-inhibitor indicated for the first-line treatment of hypertension and as adjunct therapy in heart failure.

    - Diovan-Registered Trademark- (valsartan) and
      Co-Diovan-Registered Trademark- (valsartan+HCTZ) are early entrants in a new class of antihypertensive agents, the angiotensin II receptor blockers
      (ARBs). The ARBs are forecast to be a key growth class of drugs within the antihypertensive market. The fixed combination product, Co-Diovan-Registered Trademark-, provides additional antihypertensive efficacy for patients who require a greater reduction in blood pressure than can be achieved with monotherapy.

    - Lotrel-Registered Trademark- (benazepril-amlodipine) is a fixed combination of the ACE-inhibitor benazepril and a leading calcium antagonist (amlodipine). It is marketed only in the United States.

    - Lescol-Registered Trademark- (fluvastatin) is a lipid-lowering drug (statin) indicated for the treatment of hyperlipidemia. In addition, Lescol-Registered Trademark- has been approved in the U.S. to be marketed for slowing the progression of coronary atherosclerosis in patients with primary hyperlipidemia (including mild forms) and congestive heart failure. Hyperlipidemia is forecast to continue to be a major growth segment in the cardiovascular market.

    COMPOUNDS IN DEVELOPMENT

    - Zelmac-Registered Trademark- (tegaserod) is a 5-HT(4) partial agonist developed to address the need for a safe and effective treatment of irritable bowel syndrome, relieving such symptoms as abdominal pain, altered bowel movements and possibly bloating. The compound is currently in the registration phase in the

      U.S. and the EU. Since April 2000, Zelmac-Registered Trademark- has been filed with the FDA, and in June 2000, the FDA Advisory Committee recommended approval of Zelmac-Registered Trademark- for the treatment of irritable bowel syndrome in women. The Zelmac-Registered Trademark- trade name is likely to be changed in the U.S. market due to FDA safety nomenclature concerns.

CENTRAL NERVOUS SYSTEM

    We market a broad range of central nervous system products, including agents to treat patients with schizophrenia, epilepsy, Parkinson's disease, Alzheimer's disease, attention deficit hyperactivity disorder and migraine headaches. Ongoing research to extend the current product portfolio in this disease area includes projects in psychiatric disease (psychoses, depression, and anxiety), neurological disorders (epilepsy, Parkinson's disease, Alzheimer's disease, multiple sclerosis, and trauma following stroke), learning disorders and chronic pain.

    RECENTLY LAUNCHED PRODUCTS

    - Comtan-Registered Trademark- (entacapone) further strengthens our position in the treatment of Parkinson's disease. Comtan-Registered Trademark-enhances the action of levodopa, the standard therapy for Parkinson's disease. The compound is in-licensed from Orion Pharma.

    - Exelon-Registered Trademark- (rivastigmine) is a new therapy for the treatment of patients with mild to moderate Alzheimer's disease. Exelon-Registered Trademark- is also in-licensed and has been approved in all major markets, including the 15 member-states of the EU and the United States.

    - Trileptal-Registered Trademark- (oxcarbazepine) is an anti-epileptic drug for the treatment of partial seizures as adjunctive or monotherapy in adults, or as adjunctive therapy in children.

    KEY MARKETED PRODUCTS

    - Tegretol-Registered Trademark- (carbamazepine) was launched in 1963 for the treatment of epileptic seizures and remains a principal product in the market for the treatment of the disease.

    - Leponex-Registered Trademark-/Clozaril-Registered Trademark- (clozapine) is a neuroleptic agent used in treatment-resistant schizophrenia.

    COMPOUNDS IN DEVELOPMENT

    - Zomaril-Registered Trademark- (iloperidone) is a mixed serotonin/dopamine antagonist for the treatment of schizophrenia and other related psychotic disorders. Zomaril-Registered Trademark- is in-licensed and is currently in Phase III clinical trials.

    - NKP608 is a selective antagonist of substance P at the NK-1 receptor for the treatment of anxiety disorders. NKP608 is in Phase II clinical trials.

DERMATOLOGY

    Our dermatology portfolio covers a broad range of indications, with marketed products for the treatment of fungal infections, psoriasis and wound healing. In addition, ongoing research and development is aimed at developing new compounds and extending the clinical utility of existing compounds in the areas of allergic and inflammatory skin disease, such as atopic dermatitis and psoriasis. There is considerable demand for new treatments in these areas where current therapies are handicapped by limited efficacy or unacceptable side-effects.

    RECENTLY LAUNCHED PRODUCTS

    - Apligraf-Registered Trademark- is the first tissue-engineered, full-thickness living human skin equivalent.
      Apligraf-Registered Trademark- offers improved wound healing to patients with difficult-to-heal wounds resulting from venous leg ulcers and diabetic foot ulcers. Apligraf-Registered Trademark- is in-licensed from Organogenesis in the United States. This product is on the U.S. market and in Phase III clinical trials in the EU.

    KEY MARKETED PRODUCTS

    - Lamisil-Registered Trademark- (terbinafine) is used in the treatment of fungal infections of the skin, nails and scalp.
      Lamisil-Registered Trademark- kills the fungus, rather than simply preventing further fungal growth.

    - Famvir-Registered Trademark-, used in the treatment of acute herpes zoster and genital herpes, and
      Vectavir-Registered Trademark-/Denavir-Registered Trademark-, used in the treatment of recurrent cold sores, were acquired in 2000 from SmithKline Beecham. The acquisition includes global marketing rights, production rights and all intellectual property rights to both products.

    COMPOUNDS IN DEVELOPMENT

    - Elidel-Registered Trademark- Cream (ASM981) is a cytokine inhibitor in development for the treatment of atopic dermatitis. The compound is a member of a new class of agents--the ascomycin macrolactams--which appear to be suitable for both short- and long-term treatments. An application to market this product in the U.S. was filed with the FDA in December 2000. An application will be submitted mid-year with the European health authorities (EMEA). It is currently our intention to market Elidel-Registered Trademark- in the United States, the EU and eventually Japan.

ONCOLOGY/HEMATOLOGY

    Our oncology/hematology area is an important specialty segment. We market products for the treatment of a number of different cancers and for metastatic bone disease. Research and development in this disease area is aimed at the discovery and development of innovative approaches to the treatment of cancer, focusing in particular on the major forms of solid tumors (lung, breast and colorectal), which account for approximately 50% of all deaths from cancer. In addition, compounds are being developed for the treatment of other forms of cancer including glioblastoma, melanoma, ovarian, leukemia, lymphoma and sarcoma.

    RECENTLY LAUNCHED PRODUCTS

    - Sandostatin-Registered Trademark- LAR (octreotide) is a depot injection used for the treatment of acromegaly. In addition, this long-acting release formulation is approved for the control of symptoms, such as the severe diarrhea and flushing, associated with metastatic carcinoid tumors, and the severe diarrhea associated with vasoactive intestinal polypeptide secreting tumors.

    KEY MARKETED PRODUCTS

    - Sandostatin-Registered Trademark- (octreotide) is a synthetic octapeptide derivative of the hormone somatostatin indicated for the treatment of pancreatic and gastrointestinal endocrine tumors, acromegaly, AIDS-related diarrhea, and following pancreatic surgery.

    - Aredia-Registered Trademark- (pamidronate) is a therapy for cancer-related bone complications, including tumor-induced hypercalcemia, multiple myeloma, and bone metastases.

    - Femara-Registered Trademark- (letrozole) is an oral aromatase inhibitor for the treatment of advanced breast cancer in women with natural or artificially induced post-menopausal status. It recently received approval for first-line therapy in the U.S. and EU.

    COMPOUNDS IN DEVELOPMENT

    - Zometa-Registered Trademark- (zoledronate) is a bisphosphonate being developed for the treatment of cancer patients at risk of developing tumor induced hypercalcemia ("TIH") and for bone metastases. The compound, which is in the registration phase for TIH and in Phase III clinical trials for bone metastases treatment and prevention, is being developed as an advance on Aredia-Registered Trademark-. Zometa-Registered Trademark- is currently in registration with the FDA and has been approved for marketing in the EU.

    - Glivec-TM- is a signal transduction inhibitor being developed to treat several forms and phases of chronic myeloid leukemia. It was recently filed with the FDA and EMEA. On March 26, 2001, the FDA designated Glivec-TM- for priority review for possible use in the treatment of chronic myeloid leukemia in the blast crisis, accelerated or chronic phases of the disease after failure of interferon-alpha therapy. In addition, the potential of Glivec-TM- will be studied in solid tumors as a basis for widening the range of indications to include other types of cancer.

RESPIRATORY

    Based on our long-standing business in the respiratory market, we are committed to expanding our product range in this important disease area. A discovery and development program is aimed at providing improved therapeutic options in the treatment of asthma and chronic obstructive pulmonary disease ("COPD"), which includes chronic bronchitis and emphysema.

    RECENTLY LAUNCHED/KEY MARKETED PRODUCTS

    - Foradil-Registered Trademark- (formoterol) is a long-acting bronchodilator indicated for the treatment of asthma, approved in the U.S. in February 2001, and is due to be launched in the U.S. in 2001. The product was launched in its original form in 1994 outside the U.S. The long-acting bronchodilator is a relatively new addition to the range of treatments for asthma, and is distinguished by its rapid onset of action (one to three minutes) and long-lasting effect from a single dose (12 hours). In addition, we are working to strengthen our position in this segment by extending the Foradil-Registered Trademark- line with an active development program. See "Compounds in development."
      Foradil-Registered Trademark- is currently marketed principally in Europe in a single-dose dry powder inhaler (Aerolizer-Registered Trademark-), and in certain markets as a pressurized metered dose inhaler.

    COMPOUNDS IN DEVELOPMENT

    - Ongoing research and product development is aimed at extending the clinical utility of Foradil-Registered Trademark- by registering the product for use as rescue medication during an asthma attack in children and for use in patients with chronic obstructive pulmonary disease ("COPD"). In addition, we have entered into a collaborative agreement with SkyePharma to jointly develop a new multi-dose dry powder presentation of Foradil-Registered Trademark- using SkyePharma's patented multi-dose dry powder inhaler device. Foradil-Registered Trademark- is currently in Phase III clinical trials for the indication of COPD.

    - Xolair-Registered Trademark- (olizumab) is an anti-IgE monoclonal antibody used to treat allergic disease, irrespective of allergen, by normalizing serum IgE. The drug is being developed in partnership with Genentech and Tanox and is currently in registration with the FDA and EMEA. Xolair-Registered Trademark- is being developed for the treatment of allergic asthma and seasonal allergic rhinitis.

RHEUMATOLOGY/BONE/HORMONE REPLACEMENT THERAPY (HRT)

    We are a market leader in the rheumatology/bone/hormone replacement therapy area, with products for the treatment of potential arthritis, osteoporosis and early menopausal symptoms, such as hot flashes, and preventing the long-term complications of the condition, which include cardiovascular disease and osteoporosis resulting from menopausal change. The bone and rheumatology research and development pipeline includes new compounds for the treatment of rheumatoid arthritis, osteoarthritis and bone metabolism disorders, such as osteoporosis. Research and development in HRT is primarily focused on improving the delivery of therapy via transdermal patch technology.

    RECENTLY LAUNCHED PRODUCTS

    - Estalis-Registered Trademark- (estradiol/norethisterone acetate transdermal system) is for the treatment of menopausal symptoms, including disturbed sleep, memory loss, skin atrophy and brittle bones. The compound is in-licensed from Aventis.

    KEY MARKETED PRODUCTS

    - Voltaren-Registered Trademark- (diclofenac) is a non-steroidal anti-inflammatory drug ("NSAID") for the treatment of inflammatory and degenerative forms of rheumatism (articular and non-articular), post-operative and post-traumatic pain, acute attacks of gout and migraines. The brand has been extended as an over-the-counter preparation, Voltaren-Registered Trademark- Emulgel-Registered Trademark-, a topical form of diclofenac for post-traumatic inflammation of tendons, ligaments, muscles and joints, and for localized forms of soft-tissue and degenerative rheumatism. This product faces generic competition.

    - Miacalcic-Registered Trademark- (synthetic salmon calcitonin) is available as an injectable form and nasal spray for the prevention of progressive loss of bone mass, mainly in post-menopausal women and in elderly patients, Paget's disease and hypercalcemia.

    - Estraderm-Registered Trademark- MX (17B-estradiol) is a treatment for estrogen deficiency and subsequent bone loss due to menopause, whether natural or surgically induced.

    COMPOUNDS IN DEVELOPMENT

    - COX189 is an NSAID that selectively inhibits the COX-2 enzyme. The compound is in Phase III clinical trials. Target indications include osteoarthritis, rheumatoid arthritis and pain indications.

TRANSPLANTATION/IMMUNOLOGY

    We are a leader in the field of transplantation medicine, producing widely used products that prevent the rejection of organs following transplantation. A wide-ranging research and development program is aimed at developing new compounds and interventions in the area of chronic rejection, tolerance induction, B-cell inhibition, ischemia/reperfusion injury to reduce delayed graft function, inhaled therapies for lung transplantation and pancreatic islet transplantation.

    RECENTLY LAUNCHED PRODUCTS

    - Simulect-Registered Trademark- (basiliximab) is a chimeric monoclonal antibody that suppresses interleukin-driven proliferation of T-cells. Simulect-Registered Trademark- is designed to complement
      Neoral-Registered Trademark- in preventing acute rejection episodes in organ transplantation.

    KEY MARKETED PRODUCTS

    - Sandimmun-Registered Trademark- (cyclosporin) was introduced in 1982 to improve the survival rates among patients with solid organ (kidney, heart, lung and liver) transplants and bone marrow transplantation. This product faces generic competition.

    - Neoral-Registered Trademark- (cyclosporin) builds on the established clinical utility of Sandimmun-Registered Trademark- to provide improved primary immunosuppression in organ transplant patients.
      Neoral-Registered Trademark- is formulated as a microemulsion, thereby providing improved absorption and less variability in dosing. Despite patent protection, generic companies have launched competing products in the United States and are expected to compete vigorously. Marketing authorizations have also been granted for such generic products in Europe and elsewhere. Neoral-Registered Trademark- was launched in Japan in 2000, and these sales may partially offset reduction of sales in the United States.

    COMPOUNDS IN DEVELOPMENT

    - Certican-Registered Trademark- (RAD) is a new immunosuppressant being developed for transplantation. The compound currently is in Phase III clinical trials and will be used in combination with Neoral-Registered Trademark- to prevent rejection episodes in patients with kidney, lung, heart and liver transplants.
      Certican-Registered Trademark- is being developed in a tablet formulation.

    - FTY 720 is a novel immunosuppressant being developed for transplantation. The compound currently is in Phase II clinical trials and is planned to be used in combination with Neoral-Registered Trademark- or Certican-Registered Trademark- to prevent rejection episodes or to enhance graft survival in patients with kidney transplants. FTY 720 has a new mechanism of action altering lymphocyte homing. FTY 720 is being developed in capsule, oral liquid and injectable formulations. This product has been in-licensed from Yoshitomi of Japan.

PRINCIPAL MARKETS

    The world market for pharmaceuticals is concentrated in the major markets of the U.S., Europe and Japan. The following table sets forth certain data relating to our principal markets.

NOVARTIS PHARMACEUTICALS                                              SALES 2000
------------------------                                      --------------------------
                                                              (CHF MILLIONS)      (%)
U.S.........................................................       6,644           38
Americas (except the U.S.)..................................       1,715           10
Europe......................................................       5,586           32
Japan.......................................................       2,264           13
Rest of the World...........................................       1,402            7
TOTAL.......................................................      17,611          100

    Most of our products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Accordingly, sales are not subject to material changes in seasonal demand.

PRODUCTION

    The key goals in the manufacture and supply chain management program are to ensure the uninterrupted and cost-effective supply of products that meet all product specifications. In order to achieve this objective, we manufacture our prescription medicines at 22 bulk chemical and secondary production facilities, including our principal production facilities located in Stein and Basel, Switzerland; Ringaskiddy, Ireland; and Suffern, New York. Bulk chemical production involves the manufacture of therapeutically active compounds, mainly by chemical synthesis or by a biological process such as fermentation.

    During clinical trials, which can last several years, the manufacturing process is rationalized and refined. By the time clinical trials are completed and products are launched, the manufacturing processes have been extensively tested and are considered stable. However, improvements may continue throughout a product's life cycle.

    Raw materials for the manufacturing process are purchased from a number of third party suppliers. Where possible, our policy is to maintain multiple supply sources, so that the business is not dependent on a single or limited number of suppliers, for essential raw materials. Moreover, we monitor developments that could have an adverse effect on the supply of essential materials. While we have not experienced material supply interruptions in the past, there can be no assurance that supply will not be interrupted in the future as a result of unforeseen circumstances.

    In order to mitigate risks in the supply chain, multiple suppliers are available for most raw materials required to manufacture marketed products. Availability of multiple suppliers contributes to continuity of supply and competitive stable supply prices. Overall, prices are not volatile for materially significant raw materials.

MARKETING AND DISTRIBUTION

    We have invested significant resources in our sales and marketing organization to achieve a competitive presence in all of the main pharmaceutical markets worldwide. In particular, the sector has a strong presence in the U.S. and the EU.

    Products are sold to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed care providers. In each market, we deploy sales representatives and supporting medical staff to market the sector's products and to provide medical information to prescribers and healthcare purchasers. At December 31, 2000 Novartis Pharmaceuticals had 4,602 representatives in the U.S. field force, and 14,655 representatives worldwide. Our sales and marketing reach is further extended through various agreements with promotion and marketing partners, licensees, associates and distributors. For example, we recently announced co-marketing agreements with Merck KGaA (Germany) for Starlix-Registered Trademark- in Europe and with Bristol-Myers Squibb, Inc. for Zelmac-Registered Trademark- (pending registration) in the United States.

COMPETITION

    We compete in most major markets with other global pharmaceutical companies, including Abbott Laboratories, American Home Products, AstraZeneca, Aventis, Bayer, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Pfizer, Pharmacia, Roche, and Schering-Plough. Competition within the pharmaceutical industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development investment. We believe that no single competitor offers a comparable product offering for the same full range of therapeutic areas and indications as we do.

    In addition to competition from ethical pharmaceutical companies, that is, companies selling patented pharmaceuticals under trademarked brand names, our pharmaceuticals business faces an increasing challenge from companies selling generic forms of Novartis brands following the expiry of patent protection on our key products. In response to generic challenges, we vigorously defend our intellectual property rights. Where appropriate, we extend the product range with patent-protected value-added line extensions and focus our marketing efforts to increase brand awareness and loyalty. While competition from generic products can have a significant impact on product value, there is no guarantee that any product, even with patent protection, will remain successful if a competitor develops a new product offering significant improvements over existing therapies.

OPHTHALMIC PHARMACEUTICALS

    We expect the ophthalmic pharmaceutical market to experience growth as new products are brought to market, patient awareness increases and the population ages. Currently, the market is split between prescription products and over-the-counter products. Significant opportunities exist in glaucoma, age-related macular degeneration, dry eye syndrome, and corneal diseases. We believe we are well positioned with our glaucoma product Rescula-TM-, which was approved by the FDA in August 2000, and with a number of development projects in other areas. Moreover, with Visudyne-TM-Therapy, we are among the first to market a non-destructive treatment option for the wet form of age-related macular degeneration.

    Our principal competitors in ophthalmic pharmaceuticals are Alcon, Allergan, Bausch & Lomb, Merck, Pharmacia and Santen.

RESEARCH AND DEVELOPMENT

    We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2000, Novartis Pharmaceuticals invested approximately CHF 3,228 million in research and development, which represents 18% of total pharmaceuticals sales. Novartis Pharmaceuticals invested CHF
2,848 million and CHF 2,609 million on research and development in 1999 and 1998. There are currently 54 projects in clinical development, with 16 in Phase I and 14 in Phase II and 24 in Phase III and in registration. Potential key products Zelmac-Registered Trademark-, Zometa-Registered Trademark- and Xolair-Registered Trademark- are each in the registration phase.

CLINICAL DEVELOPMENT PROGRAM

    Development of a new drug is a lengthy process, usually requiring 10 to 12 years from the initial research to bringing a drug to market and six to eight years from Phase I clinical trials to market. Usually in Phase I clinical trials, a drug is tested with about 20 to 80 normal, healthy volunteers. The tests study the drug's safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II clinical trials, the drug is tested in controlled studies of approximately 100 to 300 volunteer patients (I.E., persons with the targeted disease) to assess the drug's effectiveness and safety, and to establish a proper dose. In Phase III clinical trials, the drug is further tested on approximately 1,000 to 3,000 volunteer patients (in some cases up to 15,000 patients in total) in clinics and hospitals. Physicians monitor volunteer patients closely to determine efficacy and identify possible adverse reactions. The vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. See ``--Regulation."

INITIATIVES TO OPTIMIZE THE DISCOVERY AND DEVELOPMENT PROCESS

    Within research and development, initiatives are being implemented aimed at improving efficiency in the process of selecting candidate drugs for development. For example, we have undertaken to improve internal processes and operations by focusing senior management expertise on development projects at an early stage to aid in the selection of the best compounds. Under another initiative, special teams are formed to work on developing late stage products more quickly. The goal is to improve the likelihood of therapeutic and commercial success, thereby reducing development costs and decreasing time to market. Overall, these initiatives have the potential to reduce the time between initial research and the introduction of the drug to market.

ALLIANCES AND ACQUISITIONS

    We believe that alliances and acquisitions are an important vehicle to acquire technologies and to rapidly extend the expertise within the organization in identified key areas. Novartis Pharmaceuticals has numerous strategic relationships to build and extend our expertise in our core therapeutic areas. These collaborations are exploratory and opportunistic in character, allowing us to maintain relationships with smaller enterprises and academic institutions that are in the forefront of their niche areas of expertise. In this way we enable a number of approaches by funding development in early stages on a number of fronts. In addition, we may in-license certain products that complement our product line and are appropriate to our marketing organization.

    During 2000, we entered into a long-term research agreement with Vertex Pharmaceuticals, Inc., to discover, develop and commercialize small molecule drugs. Under that agreement, we will provide research funding of CHF
328 million (approximately $200 million) over 6 years. Furthermore, licence fees, milestone payments and reimbursements of CHF 656 million (approximately $400 million) or more are possible subject to the outcome of the research according to predefined criteria. We had other long-term research commitments totaling CHF 1.6 billion (approximately $980 million) in the aggregate, at

December 31, 2000. See note 28 to the consolidated financial statements. We intend to fund these expenditures from internally generated resources.

IMPLEMENTATION OF NEW TECHNOLOGIES

    The completion of the human genome sequence and advances in technologies and computing are changing the way we are discovering new drugs. Functional genomics at Novartis Pharmaceuticals aims at focusing our discovery efforts on drug targets which are disease-relevant and offer potential for new medicines which prevent or slow the progression of the disease, rather than just treat its symptoms. Our genomics groups are located in Basel, Switzerland, and New Jersey (U.S.) with further support from the Novartis Foundation for Functional Genomics in California (U.S.), and are staffed by around 300 scientific and technical experts. This strong in-house capability is complemented by external collaborations with some of the best biotech companies and academic groups world-wide. Advances made at Novartis Pharmaceuticals and in alliances with partner organizations in combinatorial chemistry, ultra high throughput screening technologies, miniaturization, computational approaches, and robotics and engineering are being incorporated into our new discovery processes in order to maximize their effectiveness.

REGULATION

    The international pharmaceutical industry is highly regulated. National and supranational regulatory authorities administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and also review the safety and efficacy of pharmaceutical products. Further controls exist on the non-clinical and clinical development of pharmaceutical products in particular. These regulatory requirements are a major factor in determining whether a substance can be developed into a marketable product and the amount of time and expense associated with such development. Novartis Pharmaceuticals believes it is in material compliance with all applicable regulations in the jurisdictions in which it operates.

    The national and supranational regulatory authorities, especially in the U.S., the EU and Japan, have high standards of technical evaluation. The introduction of new pharmaceutical products generally entails a lengthy approval process. Of particular importance is the requirement in all major countries that products be authorized or registered prior to marketing, and that such authorization or registration be subsequently maintained. The regulatory process requires increased testing and documentation for clearance of new drugs, and a corresponding increase in the expense of product introduction.

    To register a pharmaceutical product, a registration dossier containing evidence establishing the quality, safety and efficacy of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. In all jurisdictions, the submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the criteria for the registration of therapeutic drugs are similar in all countries, the formal structure of the necessary registration documents varies significantly from jurisdiction to jurisdiction. It is possible that a drug can be registered and marketed in one country while the registration authority in a neighboring country may, prior to registration, request additional information from the pharmaceutical company or even reject the product.

    The registration process generally takes between six months and several years, depending on the jurisdiction, the quality of the data submitted, the efficiency of the registration authority's procedures and the nature of the product. In certain instances, innovative products of particular therapeutic interest may be processed on an accelerated basis in many countries. In recent years, intensive efforts have been made among the U.S., the EU and Japan to harmonize registration requirements in order to achieve shorter development and registration times for medical products. However, the requirement in many countries (including Japan and several member-states of the EU) to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time until final marketing approval is granted.

    The following provides a summary of the regulatory process in Novartis Pharmaceuticals' principal markets:

UNITED STATES

    In the U.S., applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, approval, manufacturing, and labeling of pharmaceutical products intended for commercialization in the U.S., as well as the monitoring of all pharmaceutical products currently on the U.S. market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. A new drug application ("NDA") is filed with the FDA if the data sufficiently demonstrate the drug's quality, safety and efficacy. The NDA must contain all the scientific information that has been gathered and typically covers all patients tested in clinical trials. A supplemental new drug application ("sNDA") must be filed for a line extension of a previously registered drug.

    Once the FDA approves the NDA/sNDA, the new pharmaceutical becomes available for physicians to prescribe. Thereafter, the drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. The FDA also requires compliance with standards relating to laboratory, clinical and manufacturing practices.

EUROPEAN UNION

    In the EU, there are two main procedures for application for marketing authorization, namely the Centralized Procedure and the Mutual Recognition Procedure. In the Centralized Procedure, applications are made to EMEA for an authorization which is valid across all EU member-states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. In the Mutual Recognition Procedure, a first authorization is granted by a single EU member-state. Subsequently, mutual recognition of this first authorization is sought from the remaining EU member-states. National authorizations are only possible for products intended for commercialization in a single EU member-state only, or for line extensions to existing national product licenses.

JAPAN

    In Japan, applications for new products are made through the Pharmaceutical and Medical Devices Evaluation Center ("PMDEC"). After a data reliability survey and a Good Clinical Practice inspection are carried out by the Organization for Pharmaceutical Safety and Research ("OPSR"), a team evaluation is passed to the Central Pharmaceuticals Affairs Council ("CPAC"), whose special members, committees and executive committees provide a report back to the PMDEC. After a further team evaluation, a report is provided to the Ministry of Health, Labor and Welfare ("MHLW"), which makes a final determination for approval and refers this to the CPAC which then advises the MHLW on final approvability. Drug manufacturing or import license approval is issued by the local prefecture government.

PRICE CONTROLS

    In many of the markets where we operate, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms.

    In the U.S., debate over the reform of the healthcare system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the U.S., federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under healthcare programs. In the absence of new government regulation, managed care has become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. In addition, the current national debate over Medicare reform could increase pricing pressures. If Medicare reform results in the provision of outpatient pharmaceutical coverage for beneficiaries, the U.S. government could use its enormous purchasing power to demand discounts from pharmaceutical companies thereby creating de facto price controls on prescription drugs. On the other hand, Medicare drug reimbursement legislation may increase the volume of pharmaceutical drug purchases, offsetting, at least in part, potential price discounts. As a result, we expect that pressures on pricing and operating results will continue.

    In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the UK, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

    In Japan, the National Health Ministry bi-annually reviews the pharmaceutical prices of individual products. In the past, these reviews have resulted in price reductions. The Japanese government is planning a healthcare reform to be implemented in 2002 and the pharmaceutical pricing system will be one of the issues closely looked at. The key issues are the evaluation of innovative products and the pricing of long-listed products, including the biannual reduction of reimbursement prices adjusted for actual discounts given. The previously proposed reference price system has been abandoned by the government.

INTELLECTUAL PROPERTY

    We attach great importance to patents, trademarks, and know-how in order to protect our investment in research and development, manufacturing and marketing. It is Novartis Pharmaceuticals' policy to seek the broadest possible protection for significant product developments in all major markets. Patents may cover products PER SE, product formulations, processes, intermediate products and product uses.

    Protection for individual products extends for varying periods depending on the date on which the patent application was granted and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. In most industrial countries, patent protection exists for new active substances and formulations, as well as for new indications and production processes. We monitor our competitors and vigorously challenge patent and trademark infringements. In addition, we take advantage of any statutes, to the extent considered advisable, that may prolong the life of a patent.

    Patent protection is no longer available in several major markets for the active ingredients used in a number of Novartis Pharmaceuticals' leading products. Generic products competing with Neoral-Registered Trademark- entered the transplantation market in the U.S. in 2000 despite U.S. patent protection for the Neoral-Registered Trademark- microemulsion formulation through 2011. Marketing authorizations have also been granted for such generic products in Europe and elsewhere. The patent for Aredia-Registered Trademark- is currently being challenged by generic producers in the U.S., who could launch generic products in the near future. We have a follow-up drug, Zometa-Registered Trademark-, which is currently under regulatory review in the U.S. and other countries. Patent protection or regulatory exclusivity will expire in major markets for the key product Sandostatin-Registered Trademark-. The basic octreotide substance patents expire in the next few years in the U.S., Japan and minor countries, but will remain in place in the EU. However, protection continues in all major markets for Sandostatin-Registered Trademark-LAR, extending to 2010 and beyond, which represents a significant and growing proportion of Novartis Pharmaceuticals octreotide sales. The basic benazepril substance patent for Cibacen-Registered Trademark- will expire in the U.S. and in Japan within the next two years, but will remain in place in major markets in the EU. Lotrel-Registered Trademark-, the fast growing combination of benazepril with amlodipine, on the other hand, received patent extension to 2017 and is expected to at least partially offset potential generic erosion on Cibacen-Registered Trademark- sales. Lotrel-Registered Trademark- contributes a growing proportion of Cibacen-Registered Trademark- sales.
Voltaren-Registered Trademark- and Sandimmun-Registered Trademark- are two other products facing generic competition.

    The loss of patent protection can have a significant impact on Novartis Pharmaceuticals, and we work to offset these negative effects by developing and patenting new processes, formulations and uses and by positioning many of our products in specific market niches. However, there can be no assurance that this strategy will be effective in the future to extend patent protection or competitive advantage, or that we will be able to avoid substantial adverse effects from future patent expirations.

GENERICS

    Novartis Generics operates worldwide and provides off-patent pharmaceutical products and substances. We offer our products in two forms: finished dosage forms ("Generic Pharmaceuticals Business") and active pharmaceutical ingredients and their intermediates ("Industrial Business"). In the Generic Pharmaceuticals Business, finished dosage forms are sold to pharmacies, hospitals and other healthcare outlets, while in Industrial Business, active ingredients and their intermediates for pharmaceutical and biotechnological substances are sold to industrial customers.

    As of December 31, 2000, Novartis Generics employed 5,712 people. Our generics products are sold in over 120 countries throughout the world. In 2000, Novartis Generics had CHF 1,938 million in sales which represented 5% of the Group's sales.

    We negotiated five generics acquisitions in 2000 although the three major ones will be closed only in 2001. The acquisition of the U.S. commodity generics business of Apothecon, Inc. from Bristol-Myers Squibb and the acquisition of BASF AG's generics business in six European countries have been effective since January 1, 2001. Apothecon's acquisition in the U.S. will add several unbranded antibiotics to our product offering, while the BASF generics acquisition will expand our product offering generally. The acquisition of Labinca S.A., a major supplier of generic pharmaceuticals in Argentina, is still pending approval of the local competition authority.

KEY MARKETED PRODUCTS

    Approximately 56% of our sales are derived from the Generic Pharmaceuticals Business and approximately 44% of our sales are derived from the Industrial Business. Our key marketed product areas are antibiotics (such as pencillins, cephalosporins, macrolides and medicines for the treatment of tuberculosis), central nervous system drugs, cardiovascular system drugs, alimentary tract preparations and hormonal tract preparations.

PRINCIPAL MARKETS

    Our principal markets are the two largest generics markets in the world: the U.S. and Europe. The following table sets forth 2000 sales of Novartis Generics by region:

NOVARTIS GENERICS                                                     SALES 2000
-----------------                                             --------------------------
                                                              (CHF MILLIONS)      (%)
U.S.........................................................        568            29
Americas (except the U.S.)..................................        131             7
Europe......................................................        850            44
Rest of the World...........................................        389            20
TOTAL.......................................................      1,938           100

    Most of our products are used for chronic conditions. Sales are not subject to material changes in seasonal demand.

PRODUCTION

    Approximately half of our production facilities are located in the EU. For finished dosage forms, the principal plants are located in Broomfield, Colorado (U.S.); Dayton, New Jersey (U.S.); Gerlingen,

Germany; Kundl, Austria; Jakarta, Indonesia; Spartan, South Africa; Tongi, Bangladesh; and upon closing of the Labinca S.A. acquisition, in Buenos Aires, Argentina. Plants for active pharmaceutical ingredients are located in Kundl and Schaftenau, Austria; Frankfurt, Germany; Rovereto, Italy; Les Franqueses, Spain; and Jakarta, Indonesia.

    Agricultural raw materials such as flours and sugars are sourced from multiple suppliers based in both the U.S. and the EU. Chemicals and other raw materials are globally sourced with a focus on U.S. and EU-based suppliers. Raw materials are priced for the most part on world markets, and price fluctuations can partially be avoided by long-term supply-contracts. In addition, e-procurement methods are being initiated to further strengthen our purchasing position.

    Biotech substances like enzymes for detergents, and many of the active pharmaceutical ingredients, like penicillius, are produced using modern biotechnological methods. Main production methods include fermentation processes, chemical syntheses and physical production methods, such as sterile precipitation. The fermentation process uses genetically modified micro-organisms, such as e-coli bacteria and molds, and other new manufacturing processes are constantly being developed.

MARKETING AND DISTRIBUTION

    The largest operating entities of Novartis Generics are:

    - Biochemie GmbH, which is in both the Generics Pharmaceuticals Business and the Industrial Business on a global basis;

    - Geneva Pharmaceuticals, Inc., our Generics Pharmaceuticals Business supplier in the United States;

    - Azupharma GmbH, our Generics Pharmaceuticals Business supplier in Germany, and

    - Multipharma, our Generics Pharmaceuticals Business supplier in the Netherlands.

    We have a broad portfolio of patent-free medicines that we deliver to pharmacies, hospitals, and other healthcare outlets. Depending on the structure of local markets, these markets are serviced either by our field services team or by well established partners or joint venture associates.

    In the Industrial Business, active pharmaceutical ingredients and biotech substances are sold to manufacturers in the generic and ethical pharmaceutical industries.

    In response to rising healthcare costs, many governments and private medical care providers, such as HMOs, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the U.S., generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original ethical drug. In Europe, use of generic drugs is growing, but penetration rates are still below those reached in the U.S. because, in some EU countries, reimbursement practices do not create an efficient incentive for generic substitution.

COMPETITION

    In our Generic Pharmaceuticals Business, key competitors in the U.S. are Barr, Mylan, Roxane, Teva/ Noropharm/Copley, Watson and Schein and Zenith Goldline. In Europe, our key competitors are Alpharma, Hexal, Ratiopharm, Stada Teva, CT Arzneimittel, Pharmachemie, Genfarma, Centrafarma and Dumes.

    The market for generic products is characterized by increasing demand for high-quality pharmaceuticals that are no longer protected by patents. Increasing pressure on healthcare expenditures and numerous patent expirations have created a favourable market environment for the generics industry. This positive market trend, however, brings increased competition within the generics industry, leading to ongoing price pressure on generic pharmaceuticals.

    In 2000, in the U.S., Geneva Pharmaceuticals, Inc. achieved high-volume growth and increased market share but suffered significant pressure on margins resulting from substantial price erosion (due to over capacity in the generics industry) and the adverse impact of the U.S. pediatric exclusivity rules, leading to delays in the introduction of generic products by Geneva. To address the challenges facing the U.S. generics industry, Geneva is integrating certain of its operations and has initiated a number of restructuring efforts. These efforts should help to solidify Geneva's position as a leading U.S. generics company in the coming years.

    In Industrial Business, the main competitors for active pharmaceutical ingredients are Antibioticos and DSM-Anti-Infectives (both headquartered in the EU). East-Asian manufacturers are increasingly competing in this sector in selected markets.

    World market prices for bulk pencillins have stablized at a moderately increased level due to increased demand in the Chinese domestic market. Prices of erythromycin have slightly recovered due to the reduction in suppliers and increased demand for new makrolides. Prices for 7-ACA, a key intermediate for most major cefalosporin-antibiotics, remained stable on a low level.

    Our Industrial Business unit succeeded in realizing strong volume growth. In addition, due to the shift to high-value-compounds for cefalosporin-antibiotics and additional long-term contracts with major pharmaceutical and biotech companies, we achieved improved performance in 2000 in our Industrial Business.

RESEARCH AND DEVELOPMENT

    There is intensive development work required in order to demonstrate a generic drug is bioequivalent to the original ethical drug. Nevertheless, research and development costs associated with generic drugs are much lower than those of their orginal counterparts, and, therefore, patent-free drugs can be offered for sale at prices much lower than those of patented drugs, the pricing of which must recoup substantial basic research and development costs over the life of the product's patent.

    Currently, Novartis Generics employs approximately 650 researchers who explore alternative routes for the manufacture of known compounds and who aim to develop innovative forms of generic drugs. Most of these researchers are based at our facilities in Kundl, Austria; Broomfield, Colorado; Dayton, New Jersey; and Mumbai, India. We invested CHF 170 million, CHF 126 million and CHF
98 million in research and development related to generic products in 2000, 1999 and 1998, respectively.

REGULATION

    The Waxman-Hatch Act in the United States (and similar legislation in some other countries) eliminated the repetition of extensive clinical trials for generic drugs so long as they could be shown to be of identical quality and purity and to be biologically equivalent to the original ethical drug.

    In the EU, although certain new drugs are subject to a Centralized Registration Procedure, most applications for marketing approval still need to be filed on the national level. However, in an effort to streamline the registration process, a national registration may be used as the basis for EU marketing approval under the Mutual Recognition Procedure. See
"Pharmaceuticals--Regulation."

CONSUMER HEALTH

    Novartis Consumer Health develops, manufactures and markets a wide range of health and medical nutrition products and a portfolio of "over-the-counter" ("OTC") self-medication brands. In 2000, we employed 12,949 people in Consumer Health and we had CHF 6,395 million in sales, which represented 18% of the Group's sales. Headquartered in Nyon, Switzerland, Novartis Consumer Health operates in 51 countries worldwide.

    Our Consumer Health business was formed on January 1, 1999 by merging the Group's OTC and nutrition businesses. In connection with the formation of this new sector, non-core brands were divested in 1998 and 1999. All significant restructuring and integration activities relating to the merger have been successfully completed. Cost savings of approximately CHF 70 million per year resulting from the merger have been achieved, and growth opportunities enabled by the merger are being pursued. We are comprised of three business units: OTC, Health and Functional Nutrition, and Medical Nutrition. These business units (excluding divested brands) contribute to sector sales as follows:

CONSUMER HEALTH                           SALES 2000    SALES 1999(1)   SALES 1999    SALES 1998
---------------                           -----------   -------------   -----------   -----------
                                              (%)            (%)            (%)           (%)
OTC.....................................      39.1           40.2           36.6          35.6
Health and Functional Nutrition.........      51.0           49.9           52.9          54.8
Medical Nutrition.......................       9.9            9.9           10.5           9.6
TOTAL...................................     100.0          100.0          100.0         100.0

-------------

(1) 1999 has been restated to reflect the transfer from January 1, 2000 of certain products from the Pharmaceutical sector to the Consumer Health sector.

KEY MARKETED PRODUCTS

OTC

    Our OTC business provides products for in-home diagnosis, treatment and prevention of medical conditions and ailments to enhance people's overall health and well being. The main product categories are cough, cold and allergy treatments, gastrointestinal treatments, dermatological treatments, analgesics, vitamins, minerals and supplements, venous disorder treatments and smoking cessation treatment. The major OTC brands are:

KEY BRANDS                                                    MARKET/SEGMENT
----------                                                    --------------
Sandoz-Registered Trademark-................................  Minerals
Nicotinell/Habitrol-Registered Trademark-...................  Smoking cessation
Voltaren-Registered Trademark-..............................  Topical muscle pain
NeoCitran/TheraFlu-Registered Trademark-....................  Cold & Flu
Triaminic-Registered Trademark-.............................  Pediatric cough & cold
Maalox-Registered Trademark-................................  Antacid
LamisilAT-Registered Trademark- Cream.......................  Athlete's foot treatment
Otrivin-Registered Trademark-...............................  Cold remedies
Tavegyl-Registered Trademark-/Tavist-Registered Trademark-... Cough, cold, allergy

    Life-cycle management became an important tool to Novartis Consumer Health following the transfer of two key brands from Novartis Pharmaceuticals:
Voltaren-Registered Trademark- Emulgel-Registered Trademark- and Lamisil-Registered Trademark- Cream. In the United States,
LamisilAT-Registered Trademark- Cream rapidly built a strong OTC market share following its switch from prescription only to OTC status by providing consumers with a new standard in efficacy for the common problem of athlete's foot. We have followed this success with a number of innovative line extensions and have plans for the introduction of the cream in other global markets in 2001.

    Voltarene-Registered Trademark- Emulgele-Registered Trademark-, the topical analgesic for muscular pain, has also enjoyed significant growth when it switched to OTC from prescription only status. In the EU, a winning marketing campaign first introduced in Germany for Voltaren-Registered Trademark-Schmerzgel-Registered Trademark- has now been rolled out to numerous other markets with similar success. In the Swiss market, our first OTC systemic variant, Voltaren-Registered Trademark- Dolo-Registered Trademark-, is showing promising signs that auger well for the future of the Voltaren-Registered Trademark- brand.

    In 2000, we formed a joint venture with Kao Corporation of Japan--Novartis Kao Co., Ltd.--to sell OTC medications and jointly develop products in Japan. The first products of this joint venture were launched in the first quarter of 2001.

    In 2000, we voluntarily recalled products containing phenylpropanolamine
(PPA) in response to an FDA recommendation. This resulted in a one-time expense of CHF 84 million (approximately $50 million).

HEALTH AND FUNCTIONAL NUTRITION

    The Health and Functional Nutrition business encompasses foods designed to serve the particular nutritional needs of target groups including adults such as the elderly, infants and athletes. Products include baby foods, consumer products such as sports drinks, slimming aids and functional health foods. We have prominent brands in this area, such as Gerber-Registered Trademark-, Isostar-Registered Trademark- and
Ovaltine-Registered Trademark-/Ovomaltine-Registered Trademark-.

    In 1999, Novartis Consumer Health and Quaker Oats formed a 50/50 joint venture in the United States, Altus Food Company, marrying the complementary skills of both companies. The Altus goal is to become a category leader in the emerging functional food and beverage industry with innovations that could not have been achieved by the joint-venture parties individually.

    The major brands and product groups in Health and Functional Nutrition are:

KEY BRANDS                                             PRODUCT GROUPS   MAIN MARKETS
----------                                             --------------   ------------
Gerber-Registered Trademark-,                          Baby food        U.S, Latin America,
  Galactina-Registered Trademark-, Tender                               Europe, Asia
  Harvest-Registered Trademark-,
  Graduates-Registered Trademark-....................
Cercbeal-Registered Trademark-,                        Health foods     Europe
  Gerble-Registered Trademark-.......................
Ovaltine-Registered Trademark-/Ovomaltine-Registered Trademark-... Food drinks U.S., Europe, Asia
Isostar-Registered Trademark-........................  Sports           Europe
                                                        nutrition
Modifast-Registered Trademark-,                        Slimming         Europe
  Gerlinea-Registered Trademark-,
  Pesofarma-Registered Trademark-....................

MEDICAL NUTRITION

    Our Medical Nutrition business focuses on the nutritional needs of people with serious conditions (often chronic) as well as hospitalized or convalescing patients. Our product portfolio ranges from enteral tube feeds and devices to oral supplements. Our main brands and product groups in this area include:

KEY BRANDS                                                    PRODUCT GROUPS
----------                                                    --------------
Isosource-Registered Trademark-,
  Novasource-Registered Trademark-,
  IMPACT-Registered Trademark-,
  Vivonex-Registered Trademark-.............................  Tube feeds
Isosource-Registered Trademark-,
  Novasource-Registered Trademark-,
  IMPACT-Registered Trademark-,
  Resource-Registered Trademark-
  Professional-Registered Trademark-........................  Clinical supplements
Resource-Registered Trademark-..............................  Health Care Food Service
Compat-Registered Trademark-................................  Medical devices

PRINCIPAL MARKETS

    In 2000, Novartis Consumer Health realized the majority of its sales in its two principal markets: the U.S. and the EU. The following table sets out our 2000 Consumer Health sales by geographic region.

CONSUMER HEALTH                                                      SALES 2000
---------------                                               -------------------------
                                                              (CHF MILLIONS)     (%)
U.S.........................................................      3,175           50
Americas (except the U.S.)..................................        661           10
Europe......................................................      2,101           33
Rest of World...............................................        458            7
TOTAL.......................................................      6,395          100

    Apart from the cough and cold business which represents 15% of our sales, Novartis Consumer Health sales are not characterized by seasonal fluctuations.

PRODUCTION

    Our Consumer Health business is engaged in the manufacture and supply of products in several segments. Our major production sites ranked by importance are in the U.S., Switzerland, Mexico, France, the U.K., Germany, Poland, Costa Rica and China.

    The goals of our supply chain strategy include the achievement of competitive costs, but also the mitigation of risks through multiple production capabilities. Regional sites serve specific markets but are also capable of providing support as needed to other regions in the event of supply disruption.

    Raw materials for the manufacturing process are purchased from a number of our internal affiliates and third party suppliers. For the most part, the products and services we procure are not proprietary and are available from a number of suppliers. We often "single-source" supplies, but we have a policy of having at least a second approved and validated supplier registered for most key materials so that substitution is made possible. We also proactively monitor markets and developments that could have an adverse effect on the supply of essential materials. While we have not experienced material supply interruptions caused by vendors in the past, there can be no assurance that supply will not be interrupted in the future as a result of unforeseen circumstances. Additionally, we operate in a dynamic regulatory environment, making supply never an absolute certainty.

    The non-proprietary nature of most of our raw materials contributes to reliable pricing structures that are by their nature competitive. Although we face volatility in the commodity markets just like any similarly situated company, prices for our unique raw materials are not volatile.

MARKETING AND DISTRIBUTION

    We aim to be a leading global participant in fulfilling the needs of patients and consumers for health and medical nutrition and self-medication healthcare. Strong brands, science-based products and in-house marketing and sales organizations are key strengths that can allow the business to achieve this objective.

    We distribute our products through various channels, such as hospitals, nursing homes, pharmacies, food, drug and mass retail outlets. As our distribution channels increasingly overlap, we believe significant sales and distribution synergies can be realized across our business units.

COMPETITION

    The fundamental trends driving the growth of our OTC business are increasing pressures on government health funding, changing consumer attitudes towards personal well-being, the rise of a self-care mentality among consumers and successful switches of prescription products to OTC status. Our principal competitors in this highly competitive market segment are major international corporations with substantial financial and other resources, including American Home Products, Aventis, Bayer, GlaxoSmithKline, Johnson & Johnson, Procter & Gamble, Roche and Pfizer.

    The functional food market is emerging at the intersection of the traditional food and pharmaceutical markets. In this segment, the health benefits of nutritional products are enhanced with specific active ingredients that have been developed using methods traditionally associated with the pharmaceutical industry. Market trends support the growth of this segment by increasing consumer awareness and scientific understanding of the role played by food in health, an increasing consumer interest for self-medication, and cost pressures on healthcare funding. We aim to combine our scientific know-how in therapeutic areas, our credibility with healthcare opinion leaders, our prominent brands in the nutrition business, and our ability to develop good tasting and convenient food products to drive market share and industry growth. The market is very fragmented and consists of a number of competitors.

    Major competitors in the medical nutrition market are Abbott Ross and Mead Johnson in the U.S., and Numico and Fresenius in Europe.

RESEARCH AND DEVELOPMENT

    Our nutrition and OTC research and development mutually benefit from joint efforts and share clinical trial, regulatory and pharmaceutical development expertise. In OTC, the focus is primarily on cough, cold, allergy, gastrointestinal, minerals, analgesics, dermatology, cardiovascular risk reduction (through smoking cessation programs) and management of venous diseases. Novartis Consumer Health is also working closely with Novartis Pharmaceuticals to evaluate appropriate products that can be switched from prescription to OTC status. In Health and Functional Nutrition and Medical Nutrition, there are numerous research programs underway, especially in the areas of bone, cardiovascular disease, gastrointestinal disorders and the immune system.

    Currently, Novartis Consumer Health has approximately 90 research and development projects in progress. The majority of these are in the OTC business unit, with approximately 20 in each of Health and Functional Nutrition and Medical Nutrition. Novartis Consumer Health supports our worldwide consumer business with a dedicated research and development team of over 350 employees based mainly in the U.S. and Switzerland. We devoted CHF 186 million, CHF
167 million and CHF 136 million to research and development relating to our Consumer Health products in 2000, 1999 and 1998 respectively.

REGULATION

    For OTC products, the regulatory process for bringing a product to market consists of preparing and filing a detailed dossier with the appropriate national or international registration authority and obtaining approval in the U.S. or registration in the EU.

    Approval of OTC products in the U.S. is regulated by the FDA. The U.S. Food Drug and Cosmetic Act establishes two legal bases for marketing an OTC product, either through an approved NDA to establish a product's safety and effectiveness for its intended use, or if the active ingredient is generally recognized as safe and effective, through a regulatory process known as the OTC Review. In the OTC Review, the FDA specifies in a series of monographs (by pharmacological category) the conditions under which certain active ingredients would generally be recognized as safe and effective for their intended use. Compliance with the published monograph, therefore, permits marketing without an NDA and its formal approval process. See "--Pharmaceuticals--Regulation."

    Development, manufacturing, packaging, quality (food standards, ingredients), safety, labeling and advertising of foods are the subject of international and national food regulations. New food ingredients, new product claims, quality of new products not in conformity with existing national food law, food standards or national nutrition policies, all require special approvals from national food authorities. Many new medical foods, functional foods, dietetic foods and some new baby foods require such approvals.

    In the U.S., the safety of new food ingredients is assessed by the FDA. In the EU, the safety of new food ingredients is assessed with the Novel Food Process. An EU member-state makes the initial risk assessment, which may then be challenged afterwards by the EU Commission and the other EU member-states. In Japan, functional foods are put on the market after getting approval from the MHLW as Food for Specified Health Use. This includes approval of product quality, ingredients and product claims.

INTELLECTUAL PROPERTY

    Our Consumer Health businesses are brand-oriented and, therefore, we consider our trademarks to be of particular value. Most of our brands are protected by trademarks in the majority of the markets where our brands are sold, and we vigorously protect these trademarks from infringement. Our most important trademarks are used in a number of countries. Local variations of these international trademarks are employed where legal or linguistic considerations require the use of an alternative.

CIBA VISION

    With products sold in over 70 countries, CIBA Vision is a world leader in the research, development and manufacturing of eye care products, namely soft contact lenses, lens care products, ophthalmic pharmaceuticals and ophthalmic surgical products. As of December 31, 2000, CIBA Vision employed 8,874 people. On January 1, 2001, 1,230 of those employees were transferred to the Pharmaceuticals sector as the Ophthalmics business unit and its products were reorganized. In 2000, CIBA Vision had sales of CHF 2,085 million, which represented 6% of the Group's sales. We completed the acquisition of Wesley Jessen VisionCare, Inc., a leading provider of specialty contact lenses in the United States, in October 2000.

RECENTLY LAUNCHED PRODUCTS

    - We launched Visudyne-TM- therapy, a new treatment for the wet form of age-related macular degeneration, the leading cause of blindness in people over 50. Visudyne-TM- therapy, developed by CIBA Vision in collaboration with QLT Inc., involves the use of a light-activated compound combined with a non-thermal laser and is part of an emerging new platform technology called photodynamic therapy. The FDA granted approval for the marketing of Visudyne-TM- in April 2000. Visudyne-TM- therapy is currently available in more than 30 countries worldwide.

    - Rescula-TM-, the first of a new class of glaucoma treatments received FDA approval in August 2000 and was launched in the U.S. in September.

    - FDA approval is pending for Focus-Registered Trademark- Night&Day-TM-, a high-oxygen extended wear contact lens that can be worn for up to 30 days and nights. The lens was first launched in Mexico and Spain in February 1999 and received a CE Mark, the regulatory approval for medical devices in the EU, in early 1999. Focus-Registered Trademark-Night&Day-TM- lenses are now available in more than 40 countries.

    - Focus-Registered Trademark- DAILIES-Registered Trademark-, a daily disposable contact lens, became the leading new fit brand of daily disposable lens in the U.S. and is also a leader in its category in Japan, Canada and major European markets. Focus-Registered Trademark-DAILIES-Registered Trademark- are manufactured using our patented Lightstream Technology-TM- and are now available in more than 30 countries.

    - Focus-Registered Trademark- PROGRESSIVES-Registered Trademark-, launched in the U.S. in September 1999, is a contact lens that offers a solution for patients requiring presbyopic correction.

    - We launched Focus-Registered Trademark- DAILIES-Registered Trademark-Progressives in Italy in November 2000. It is the first daily disposable contract lens in the world to correct presbyopia.

    - SOLO-care-Registered Trademark- 10 Minute, approved by the FDA in
      July 1999, is a one-bottle lens disinfection system for both soft contact lenses and rigid gas permeable lenses.

    - AOSept Plus, a new formulation of our leading hydrogen peroxide disinfectant, was launched in Europe in November 2000.

    - BLUESept, a tablet-based lens cleaning system, was launched in Europe in November 2000.

    - We relaunched, after a voluntary recall due to limited reports of inflammation, our MemoryLens-Registered Trademark-, the only pre-rolled intraocular lens in the world. It is used to restore vision in patients with cataracts.

KEY MARKETED PRODUCTS

    The table below sets out the key marketed products in each of CIBA Vision's four principal product segments:

MAIN PRODUCTS                                  DESCRIPTION
-------------                                  -----------
CONTACT LENSES
Focus-Registered Trademark- Toric............  Correct astigmatism
Focus-Registered Trademark- Monthly..........  Replaced monthly
Focus-Registered Trademark- 1-2 Week.........  Replaced every one to two weeks
Focus-Registered Trademark-                    One-day disposable
  DAILIES-Registered Trademark-..............
Focus-Registered Trademark- Progressives.....  Correct presbyopia
Focus-Registered Trademark- NIGHT&DAY-TM-....  Extended wear
Focus-Registered Trademark- DAILIES            One day disposable to correct presbyopia
  Progressives...............................
LENS CARE PRODUCTS
AOSept-Registered Trademark-.................  Hydrogen peroxide disinfectant system
SOLO-care-Registered Trademark-..............  One bottle lens disinfectant system
QuickCARE-TM-/InstaCARE-TM-..................  Five-minute disinfectant system
OPHTHALMIC PHARMACEUTICALS
Visudyne-TM- Therapy.........................  Treatment for the wet form of age-related macular degeneration
Voltaren-Registered Trademark-                 Non-stereoidal anti-inflammatory
  Ophthalmic-Registered Trademark-...........
Zaditen-Registered Trademark-/Zaditor-TM-....  Anti-allergy eye drop
Rescula-TM-..................................  Glaucoma treatment
OPHTHALMIC SURGICAL
MemoryLens-Registered Trademark-.............  Pre-rolled, foldable intra-ocular lens, used in a surgical procedure to restore vision in
                                               people with cataracts.

PRODUCTS IN DEVELOPMENT

    CIBA Vision intends to expand our product portfolio through both our own dedicated research and development resources as well as the acquisition of new and innovative technologies. The product development focus is on contact lenses and ophthalmic surgical products and involves the creation and development of totally new product offerings in these markets as well as line extensions of current products. The acquisition of Wesley Jessen VisionCare includes several exciting technologies and CIBA Vision anticipates incorporating these technologies into other contact lens products in its pipeline.

PRINCIPAL MARKETS

    Our principal markets, in terms of 2000 sales, were North America (U.S. and Canada), Japan and Europe. Sales are not subject to seasonality. The following table sets forth 2000 sales for CIBA Vision by region:

CIBA VISION                                                          SALES 2000
-----------                                                   -------------------------
                                                              (CHF MILLIONS)     (%)
U.S.........................................................        919           44
Americas (except the U.S.)..................................        133            6
Europe......................................................        636           31
Rest of the World...........................................        397           19
TOTAL.......................................................      2,085          100

PRODUCTION

    We have nine major manufacturing sites for CIBA Vision: Grosswaldstadt, Germany (contact lenses); Amwiler Facility, Atlanta, Georgia (contact lenses); Johns Creek Facility, Atlanta, Georgia (contact lenses); Batam, Indonesia (contact lenses); Mississauga, Canada (lens care products and ophthalmic pharmaceuticals); Annonay, France (lens care products); and Cidra, Puerto Rico (intra-ocular lenses) with the acquisition of Wesley Jessen, we also acquired contact lens manufacturing sites in Des Plaines, Illinois; Southampton, UK; and Cidra, Puerto Rico. We purchase basic chemical commodity raw materials for our lens products from industrial vendors. These raw materials are then reformulated into the polymers and monomers required to produce contact lenses. The polymers and monomers we produce are the innovative element in our contact lens products. The technology to produce the polymers and monomers is stable and well defined.

    We enter into long term supply contracts (generally over one to two years) with industrial raw material vendors, which limits volatility. In addition, most raw materials are basic chemical commodities and multiple suppliers are available. In addition, certain lens products use proprietary chemicals that are produced specifically for and sold only to us. We also use a custom-designed syntheses process to produce macromonomer, the key raw material needed to produce contact lens, which is produced by a contract vendor for a negotiated price.

MARKETING AND DISTRIBUTION

    Contact lenses are considered medical devices by regulatory authorities and, therefore, are available only with a prescription from an eyecare professional. CIBA Vision lenses can be purchased from independent eyecare professionals and optical chains, such as Lenscrafters in the United States. CIBA Vision's lens care products can be found in major drug, food and mass merchandising retail chains in the United States, Europe, Japan and elsewhere. In addition, mail order and Internet sales are becoming increasingly important channels in the United States, Europe, Japan and elsewhere.

    Eyecare professionals are CIBA Vision's primary marketing focus. In addition, we have direct-to-consumer ("DTC") initiatives including free trials, coupons and bundling.

COMPETITION

CONTACT LENSES

    Growth in the contact lenses market is driven primarily by an increased demand for lenses and an increasingly varied product mix. As consumers move toward frequent replacement lenses, including one-day disposable lenses, consumer demand for lenses is increasing. Additionally, the customer base is expanding with the development of new contact lens options, such as daily disposable, 30-day extended wear, toric lenses for astigmatic patients and lenses to correct presbyopia, a condition prevalent among the "Baby Boom" generation. We are well-positioned in the contact lens market as the second-leading player on the basis of market-share. With the acquisition of Wesley Jessen, we now have the broadest product portfolio of any competitor in the industry. Although the market has experienced the successful introduction of laser vision correction as an alternative to contact lenses, we have a number of products for consumers who are not candidates for laser correction such as teenagers and presbyopes. The colored lens technology acquired with Wesley Jessen also creates a strong combination with our CIBA Vision products that will attract teenagers and others to the category. Our principal competitors in contact lenses are Bausch & Lomb and Johnson & Johnson.

LENS CARE

    We expect to increase our share in the one-bottle market segment with our SOLO-Care-Registered Trademark- 10 minute lens care product and to maintain a leadership position in the peroxide category with AOSept-Registered Trademark-. Lens care, which is required by wearers of conventional contact lenses, is a mature market and the products will continue to face competitive pressure due to the increasing preference for daily disposable and extended wear lenses, which require no lens care.

    The overall consolidation of lens care product inventories by retailers in the U.S. reduced manufacturer sales during 2000. However, CIBA Vision is a global leader in the peroxide lens care category with AOSept-Registered Trademark-, although this is a declining segment of the market, and our share is increasing in the growing one-bottle market segment with our SOLO-Care-Registered Trademark- 10 minute disinfection system. New products are being rolled out in 2001. Our principal competitors in lens care are Alcon, Allergan and Bausch & Lomb.

OPHTHALMIC SURGICAL

    The Ophthalmic Surgical market includes intra-ocular lenses for cataracts, laser vision correction, surgical devices, surgical adjuncts and vitreo-retinal products. We believe we are well positioned with our intra-ocular lens, MemoryLens-Registered Trademark- which is the only pre-folded intraocular lens in the world. Also, we are the only company with a position in both the anterior and posterior phakic refractive lens market where we have acquired several licences. Phakic refractive lenses are used for patients requiring a high degree of correction. Our principal competitors in the ophthalmic surgical market are Alcon, Allergan, Bausch & Lomb, Pharmacia and Staar.

RESEARCH AND DEVELOPMENT

    Our Group's research provides CIBA Vision with new chemical compounds for future products and access to developments in biotechnology. These resources are complemented by CIBA Vision's internal research and development capabilities, licensing agreements and joint research and development partnerships with third parties (companies, individuals and universities). In particular, agreements with QLT Inc. and Destiny Pharma to develop an emerging new technology platform that uses light-activated drugs in the treatment of eye diseases, expanding the market with new products like Visudyne-TM-. We invested CHF 150 million, CHF
144 million and CHF 153 million in research and development of eye care products in 2000, 1999 and 1998 respectively.

REGULATION

CONTACT LENSES AND LENS CARE

    Contact lenses and lens care products are regulated as medical devices in the U.S. and the EU. Both jurisdictions have a risk-based classification system that determines the type of submission or dossier required.

    Medical devices in the U.S. are classified by the FDA into one of three classes: Class I, II or III, on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. All devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a pre-market application ("PMA") and 510(k) submission. Under a PMA the manufacturer must, with supporting evidence, prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by
Section 510(k) of the U.S. Food Drug and Cosmetic Act, wherein the manufacturer gives the FDA a pre-market notification of the manufacturer's intention to commence marketing the product having established that it is substantially equivalent to another marketed product. The FDA has 90 days to review a 510(k) submission. In the U.S., extended-wear lenses are deemed high risk and are therefore classified as Class III devices requiring a PMA. Lens care products are Class II devices and generally qualify for 510(k) submission. The FDA will inspect all manufacturing facilities in order to ensure compliance with manufacturing requirements.

    The CE Mark, an international symbol of adherence to quality assurance standards and compliance with applicable medical device directives, is required for all medical products sold in the EU. The majority of contact lenses and lens care products are deemed medium risk in the EU. These products require prior marketing approval based on compliance with the design controls which constitute the CE Mark.

    In Japan, contact lenses are categorized as medical devices and are subject to an approval process similar to that in the U.S. Although there is an improvement in the willingness to accept foreign data and a general harmonization of requirements, in order to enter the Japanese market, local clinical trials must be performed and local protocols must be observed. Lens care products for soft lenses take several years to gain approval due to the extensive amount of additional data and clinical testing required. Saline solutions for hard lenses are unregulated.

INTELLECTUAL PROPERTY

    The majority of our products are protected by patents and trademarks. It is our policy to seek the broadest possible protection for significant product developments in all major markets. Patents may cover products PER SE, product formulations, processes, intermediate products and product uses.

ANIMAL HEALTH

    Novartis Animal Health maintains and improves the health and well being of companion animals as well as farm animals, whose productivity is a significant economic factor in many countries. At December 31, 2000, our Animal Health sector employed 1,975 people and had sales of CHF 1,083 million which represented 3% of Group's sales.

    Represented in more than 40 countries, our Animal Health sector researches, develops, manufactures and markets a wide variety of products for both companion and farm animals. The companion animal segment accounts for 53% of our Animal Health sales, while the farm animal segment accounts for 47%. Products include parasite control in companion and farm animals, antibacterials, vaccines and veterinary specialities. Our Animal Health business has a dedicated research team and benefits from synergies with our other Novartis businesses and, most notably, Novartis Pharmaceuticals research.

    In 2000, we made acquisitions in the UK and Canada to bolster our vaccine businesses. The purchases of Vericore (UK), Cobequid (a Canadian biotechnology company) and the vaccine business of Biostar (Canada) is expected to expand our product offering for cattle, sheep and farmed fish vaccines. These products are being globalized where possible.

RECENTLY LAUNCHED PRODUCTS

PRODUCT                        DESCRIPTION                                       REGISTRATION/LAUNCH STATUS
-----------------------------  -----------                                       --------------------------
Fasimec-Registered Trademark-  Parasite control for farm animals, cattle and     Registered and launched in the U.S. for sheep
                               sheep
Econor-Registered Trademark-   Antimicrobial against enteric and respiratory     Registered and launched in more than
                               diseases in pigs                                  20 countries worldwide.
Clik-Registered Trademark-     All-season protection against blowflies in sheep  Registered and launched in New Zealand and
                                                                                 Australia.
Capstar-Registered Trademark-  Fast-acting oral flea control for pets            Registered and launched in Australia,
                                                                                 New Zealand, Switzerland, Brazil, South Africa
                                                                                 and the United States.

KEY MARKETED PRODUCTS

    Key products for pets include Sentinel-Registered Trademark-, Interceptor-Registered Trademark- and Program-Registered Trademark- for the prevention of fleas, heartworm and intestinal worms; and Fortekor-Registered Trademark- for the treatment of heart failure in dogs and chronic renal insufficiency in cats. Key products for farm animals include Ventrazin-Registered Trademark- against blowfly in sheep;
Fasinex-Registered Trademark- and Endex-Registered Trademark- for the treatment and control of liver fluke and gastrointestinal worms in cattle and sheep; and Tiamulin-Registered Trademark- and Dynamutilin-Registered Trademark- (antimicrobials) to treat bacterial infections in pigs and poultry. We also market products for farm fly control, as well as vaccines for farm animals and farmed fish.

PRODUCTS IN DEVELOPMENT

    Our research and development focuses on the area of antiparasitics, vaccines and veterinary specialities.

PRINCIPAL MARKETS

    Our products for companion animals are sold predominantly in the U.S., the EU and Japan. In most other countries, sales of farm animal products dominate. The following table sets out 2000 market sales of our Animal Health products by region:

NOVARTIS ANIMAL HEALTH                                               SALES 2000
----------------------                                        -------------------------
                                                              (CHF MILLIONS)     (%)
U.S.........................................................        409           38
Americas (except the U.S.)..................................        148           13
Europe......................................................        313           29
Rest of the World...........................................        213           20
TOTAL.......................................................      1,083          100

    The animal health market is expected to grow slowly over the next few years due to relatively few product launches with high sales potential in the companion animal segment and food safety issues for farm animals. Some growth is expected from speciality pharmaceuticals for companion animals and ecro-/ endectoparasiticides products. Medicinal feed additives may be increasingly replaced. The trend towards consolidation in the animal health market continues.

    Our performance in 2000 was above market growth in all product categories and helped to strengthen our position in relation to our competitors. In the next few years, growth is expected to remain slightly above-market with single-digit growth rates.

    Novartis Animal Health sales are seasonal, particularly sales of parasiticides.

PRODUCTION

    Five commodity products are produced at our Shanghai, China production site. Formulation facilities are in France, China, the United Kingdom, Canada, Colombia, Taiwan, and Bangladesh. Approximately 80% of production volume is manufactured by third parties, including other Novartis businesses, as outsourcing partners.

    Sources of raw materials are widespread globally. We depend on suppliers to a large extent for the purchasing of raw materials. Price volatility is low due to defined transfer prices of final products supplied to Novartis Animal Health.

MARKETING AND DISTRIBUTION

    Our products are predominantly prescription-only treatments for animals. The major distribution channels are veterinarians and wholesalers of veterinary products. Primary marketing efforts are targeted at veterinarians using such marketing tools as printed materials, direct mail, advertisements and articles in the veterinary special press, our participation at conferences for veterinarians and organization of special educational events. Our sales forces are active in all countries where Animal Health is represented. In addition, we engage in general public relations activities, including advertising in the general printed media and direct advertising of name brands where regulatory and legal restrictions allow it.

COMPETITION

    Although all leading industry players have products for all major animal species, there is an increasing focus on the companion animal sector. Our major competitors in the companion and farm animal business are Merial, Pfizer, Intervet, Bayer and Schering-Plough. Most of our competitors offer a broad range of products and their marketing efforts are comparable to ours in both resources and tactics.

RESEARCH AND DEVELOPMENT

    Novartis Animal Health has dedicated research facilities in Switzerland, Australia, the UK and Canada. We devoted CHF 88 million, CHF 65 million and CHF 61 million to our Animal Health research in 2000, 1999 and 1998, respectively.

    Based on high-capacity, in-vitro microscreens, high-throughput screening focuses on assessing a number of natural products and synthetic chemicals. Our researchers collaborate with external partners to develop veterinary treatments. Drug delivery projects, also in collaboration with external partners, will concentrate on the identification and development of suitable sustained release formulations for use in parasite control.

    In addition to these research activities, we exploit synergies with our other sectors to develop new products; products originally intended for human use are further developed to treat companion animals.

REGULATION

    The registration procedures for animal medicines are similar to those for human medicines. In the U.S., animal health products are regulated by the FDA and the Environmental Protection Agency (the "EPA"). Within the FDA, the Center for Veterinary Medicine is responsible for animal drugs. An NDA for product registration must be accompanied by clinical studies data which support the safety and efficacy of the product, as well as information on manufacturing, environmental effects and labeling. During this phase additional or supplemental information is submitted by the manufacturer as it becomes available.

    In the EU, veterinary medicinal products need marketing authorization from the competent authority of a member-state (national authorization) or through a procedure authorized by the EU, which is either the Centralized Procedure or the Mutual Recognition Procedure. In the former, applications are submitted to EMEA, and the marketing authorization that is granted by the European Commission is then valid throughout the EU; in the latter, the marketing authorization granted by the first member-state is mutually recognized by the other member-states.

    In Japan, veterinary medicinal products are approved by the Ministry of Agriculture Fisheries and Food ("MAFF"). The application is reviewed by the MAFF and a general investigational committee, a special investigational committee and a permanent investigational committee before authorization is granted.

INTELLECTUAL PROPERTY

    All recently introduced products of our Animal Health business are patent protected. It is our policy to seek the broadest possible protection for significant product developments in all major markets. Patents may cover products PER SE, product formulations, processes, intermediate products and product uses.

4.C ORGANIZATIONAL STRUCTURE

    We are a multinational group of companies specializing in the research, development, manufacture, sales and distribution of innovative healthcare products. Novartis AG, a Swiss holding company owns, directly or indirectly, 100% of all significant operating companies. For a list of our subsidiaries, see note 31 to the consolidated financial statements.

4.D PROPERTY, PLANTS AND EQUIPMENT

    Our principal executive offices are located in Basel, Switzerland. Our various businesses operate through a number of offices, research facilities and production sites.

    It is our policy to own our facilities. A few (mainly in the U.S.) are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2000, the total amount of indebtedness secured by these facilities was not material to the Group. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

    Below is a summary that sets out our major production facilities. For a further description of our material facilities, see "--4.B Business Overview," and the sections entitled "--Production" and "--Research and Development" included within each of our business segment discussions.

LOCATION/SECTOR               SIZE OF SITE                  MAJOR ACTIVITY
---------------               ------------                  --------------
PHARMACEUTICALS
Brazil                        500,000 square meters         Suppositories, hard capsules, soft
                                                            capsules, tablets, syrups,
                                                            suspensions, creams, drop
                                                            solutions, powders

County Cork, Ireland          532,000 square meters;        Final steps of active drug
                              40,000 of which is chemical   substances
                              production.

Basel, Switzerland            460,000 square meters; 3,000  Steriles, tabs, caps, transdermals of which is chemical
                              production; 30,000 of which
                              is pharmaceutical production

Basel, Switzerland            515,000 square meters;        Active drug substances,
                              95,000 of which is chemical   intermediates and final steps
                              production; 41,000 of which
                              is pharmaceutical production

                              212,000 square meters         Active drug substances,
                                                            intermediates and final steps

Grimsby, United Kingdom       929,000 square meters;        Active drug substance
                              350,000 of which is chemical  intermediates
                              production

Suffern, NY U.S.              656,000 square meters;        Tablets, capsules, transdermals
                              37,000 of which is
                              pharmaceutical production

LOCATION/SECTOR               SIZE OF SITE                  MAJOR ACTIVITY
---------------               ------------                  --------------
GENERICS

Kundl, Austria                250,000 square meters;        Infusion/injection bottles,
                              28,000 of which is chemical   granules, film-coated-tablets,
                              production; 4,000 of which    hard-gelatine- capsules and
                              is pharmaceutical production  liquids for antibiotics and
                                                            recombinant and classical biotech
                                                            substances.

Broomfield, CO USA            60,000 square meters          Pharmaceutical production of a
                                                            broad range of finished dosage
                                                            forms.

CONSUMER HEALTH

Fremont, MI U.S.              512,500 square meters         Jarred baby food, furit and
                                                            vegetable juices, dry boxed cereal

Lincoln, NE U.S.              1,721,200 square meters       Triaminic-Registered Trademark-,
                                                            Maalox-Registered Trademark- and
                                                            Tavist-Registered Trademark-

Rzeszow, Poland               1,780,000 square meters       Gerber-Registered Trademark-baby
                                                            food, Frugo-Registered Trademark-
                                                            drinks, Bobo-Registered Trademark-
                                                            fruit juice

CIBA VISION

Pulau Batam, Indonesia        16,700 square meters          Contact lenses

Duluth, GA U.S.               16,700 square meters          Molding of contact lenses

Des Plaines, IL               12,100 square meters          Freshlook-Registered Trademark-
                                                            product line

ANIMAL HEALTH

WUSI-Farm, China              40,000 square meters of       Insecticides antibacterials
                              chemical production; 2,000    acaricides, powders
                              square meters of
                              pharmaceutical production

Dundee, Scotland              30,000 square meters of       Packaging, formulation liquids,
                              chemical production; 4,000    solids, creams, sterile filling
                              square meters of              vaccines
                              pharmaceutical production

MAJOR RESEARCH AND DEVELOPMENT FACILITIES:

PHARMACEUTICALS

East Hannover, NY (U.S.)      804,700 square meters         General

Summit, NY (U.S.)             356,136 square meters         General

Basel, Switzerland            60,642 square meters          General

Vienna, Austria               39,000 square meters          Dermatology and infectious
                                                            diseases

Horsham, UK                   16,000 square meters          Respiratory disease

LOCATION/SECTOR               SIZE OF SITE                  MAJOR ACTIVITY
---------------               ------------                  --------------
GENERICS

Kundl, Austria                250,000 square meters         Development of new improved
                                                            biotech processes, innovations in
                                                            cefalosporin antibiotics

Broomfield, CO (U.S.)         60,000 square meters          Development of new formulations
                                                            for generic pharmaceuticals.

CONSUMER HEALTH

Summit, NY (U.S.)             356,136 square meters         Nutrition

Nyon, Switzerland             58,400 square meters          Over-the-Counter

CIBA VISION

Duluth, GA (U.S.)             9,000 square meters           General

ANIMAL HEALTH

St. Aubin, Switzerland        9,000 square meters           Parasiticides

ENVIRONMENTAL MATTERS

    We integrate core values of environmental protection into our business strategy to add value to the business, manage risk and enhance our reputation.

    We are subject to laws and regulations concerning the environment, safety matters, regulation of chemicals and product safety in countries where we manufacture and sell our products or otherwise operate our business. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of our business, we are exposed to risks relating to possible releases of hazardous substances into the environment which could cause environmental or property damage or personal injuries and which could require remediation of contaminated soil and groundwater. Under certain laws, we are also subject to the remediation of contamination at our properties regardless of whether the contamination was caused by us, or previous businesses.

    We believe we are in substantial compliance with environmental, health and safety requirements and are committed to providing safe and environmentally sound workplaces that will not adversely affect the health or environment of employees or the communities in which we operate. We believe we have obtained all material environmental permits required for the operation of our facilities as well as all material authorizations required for products produced by us. We believe that we are not currently subject to liabilities for non-compliance with applicable environmental, health and safety laws that would materially and adversely affect our business, financial condition or results of operations, although there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then current laws and regulations or that there is environmental or other damage of which we are not aware.

    In recent years, the operations of all companies have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that future changes in laws or regulations would not require us to install additional controls for certain of our emission sources, to undertake changes in our manufacturing processes or to remediate soil or groundwater contamination at facilities where such clean-up is not currently required.
A few of our facilities are over 50 years old, and there may be soil and groundwater contamination at such facilities. However, based on current information, we do not believe that expenditures related to such possible contamination, beyond those already accrued, will be significant.

    Our expenditures, excluding Agribusiness, related to capital investments for environmental, health and safety compliance measures were approximately CHF
54 million in 2000 (CHF 20 million for environment), CHF 72 million in 1999 (CHF 29 million for environment) and approximately CHF 100 million in 1998 (CHF
52 million for environment). While we cannot predict with certainty our aggregate capital environmental investments in 2001, based on current information and existing assets, we estimate such aggregate expenditures to be comparable to the 2000 figure.

    It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the states of laws, regulations and information related to individual locations and sites. Subject to the foregoing, but taking into consideration our experience to date regarding environmental matters of a similar nature and facts currently known, we believe that compliance with existing and known national and local environmental laws and regulations will not have a material effect on our total capital expenditures, earnings or competitive position.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A OPERATING RESULTS

    The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included herein. The consolidated financial statements and the financial information discussed below have been prepared in accordance with IAS. For a discussion of the significant differences between IAS and U.S. GAAP, see "Item 18. Financial
Statements--Note 32."

OVERVIEW

    We are a world leader both in sales and in innovation in our continuing core businesses: pharmaceuticals, generics, consumer health, eyecare products and medicines and animal health, with global sales of CHF 35,805 million in 2000 (including the divested Agribusiness). We aim to hold a leadership position in all of our businesses.

    Novartis AG was formed in 1996 out of a merger of two global participants in the pharmaceutical and agrochemical industries, Sandoz AG and CIBA-Geigy AG. Accounting for the merger under IAS was based on a uniting of interests and therefore did not result in any goodwill nor in any goodwill amortization. Under U.S. GAAP, the Merger is accounted for as a purchase of CIBA-Geigy AG by Sandoz AG. For a discussion of the significant differences between IAS and U.S. GAAP for purchase accounting under U.S. GAAP, see "Item 18. Financial Statements--Note 32."

    On December 2, 1999, we announced with AstraZeneca that we had agreed to spin-off and merge our Crop Protection and Seeds businesses with Zeneca Agrochemicals to create the world's first dedicated agribusiness company with pro forma combined sales of approximately $7.0 billion (based on 1999 figures). The new company is called Syngenta AG, headquartered in Basel, Switzerland, and is listed on the Swiss, London, New York and Stockholm stock exchanges. Our shareholders received approximately 61% and AstraZeneca's shareholders received approximately 39% of the shares of Syngenta. Our Crop Protection and Seeds businesses are shown as discontinuing activities in the subsequent discussion. After this divestment, our focus will be on businesses in the pharmaceuticals, generics, consumer health, eyecare products and medicines and animal health sectors.

FACTORS AFFECTING RESULTS

    The global healthcare market is growing rapidly due to, among other reasons, the aging population in developed countries, unmet needs in many therapeutic areas (such as cancer and cardiovascular disease), the adoption of more industrialized lifestyles in emerging economies, and increased consumer demand fueled by broad and rapid access to information. At the same time, the healthcare industry is coming under pricing pressures as costs come under closer scrutiny by payers, both public and private.

    Our revenues are directly related to our ability to identify high performing products while they are still in development and to market them quickly and effectively. Research and development takes on crucial importance in this environment, as we, like our competitors, search for efficacious and cost-efficient pharmaceutical solutions to health problems. The necessity for broad-based resources adequate to access the full range of new platform technologies have been among the reasons for the consolidation across the industry, and also has spawned the growing number of collaborative relationships between leading companies and niche players at the forefront of their particular technology areas. The growth in new technology, particularly genomics, will almost certainly have a fundamental impact on the pharmaceutical industry as a whole and upon our future development.

    The competitive conditions in the pharmaceutical industry have intensified as a result of regulation, price reductions, reference prices, parallel imports, higher patient co-payments and increased pressure on physicians to limit prescribing. In the future, pressure on our Pharmaceuticals sector and other pharmaceutical companies to lower prices is expected to increase. The pressure on prices is influenced primarily by the following factors: government actions that reduce patient reimbursement, restrict physicians' prescribing levels, increase the use of generic products and impose overall mandatory price cuts; the introduction of new, technologically innovative products and devices by competitors; and growing parallel imports, mainly in the EU. Parallel imports affect Novartis Pharmaceuticals' results as products sold in to low-priced countries are re-exported to high-priced countries thereby reducing direct sales to those countries. See "Item 4. Information on the Group--4.A Business Overview--Pharmaceuticals--Price Controls."

    Exchange rate exposure also affects the Group's results as we have both sales and cost exposure in many currencies other than the Swiss franc, giving rise to both transaction and translation exposure when results and foreign subsidiary balance sheets are translated into our Swiss franc consolidated financial statements. See "Exchange Rate Exposure and Risk Management" below. Inflation has not been a significant factor on our results.

RESULTS OF OPERATIONS

    The following table sets forth for each of the periods indicated our selected income statement data.

                                                           YEAR ENDED DECEMBER 31
                                      -----------------------------------------------------------------
                                           2000           1999(1)          1999(2)          1998(2)
                                      --------------   --------------   --------------   --------------
                                      (CHF MILLIONS)   (CHF MILLIONS)   (CHF MILLIONS)   (CHF MILLIONS)
SALES TO THIRD PARTIES
Pharmaceuticals.....................      17,611           15,275           15,595           14,501
Generics............................       1,938            1,823            1,823            1,529
Consumer Health--ongoing............       6,395            5,570            5,250            4,752
Divested Consumer Health
  activities........................          --              182              182            1,036
CIBA Vision.........................       2,085            1,632            1,632            1,505
Animal Health.......................       1,083              927              927              901
SALES FROM CONTINUING ACTIVITIES....      29,112           25,409           25,409           24,224
Sales from discontinuing
  Agribusiness activities(3)........       6,693            7,056            7,056            7,478
GROUP SALES.........................      35,805           32,465           32,465           31,702
Cost of goods sold..................     (10,242)          (9,822)          (9,822)         (10,052)
Marketing and distribution..........     (10,945)          (9,561)          (9,561)          (8,790)
Research and development............      (4,657)          (4,246)          (4,246)          (3,906)
Administration and general
  overheads.........................      (2,078)          (1,493)          (1,493)          (2,034)
OPERATING INCOME....................       7,883            7,343            7,343            6,920

OPERATING INCOME BY SECTORS
Pharmaceuticals.....................       5,403            4,676            4,830            4,502
Generics............................         227              347              347              278
CIBA Vision.........................         158              250              250              225
Consumer Health--ongoing............         824              807              653              647
Divested Consumer Health
  activities........................          --              375              375               80
Animal Health.......................         179              216              216              211
Corporate and other expenses........         (64)              25               25              (91)
OPERATING INCOME FROM CONTINUING
  ACTIVITIES........................       6,727            6,696            6,696            5,852
Operating income from discontinuing
  Agribusiness activities(2)(3).....       1,156              647              647            1,068
GROUP OPERATING INCOME..............       7,883            7,343            7,343            6,920
Income from associated companies....          98              383              383              239
Financial income, net...............       1,091              793              793              759
INCOME BEFORE TAXES AND MINORITY
  INTERESTS.........................       9,072            8,519            8,519            7,918
Taxes...............................      (1,820)          (1,833)          (1,833)          (1,882)
INCOME BEFORE MINORITY INTERESTS....       7,252            6,686            6,686            6,036
Minority interests..................         (42)             (27)             (27)             (26)
NET INCOME..........................       7,210            6,659            6,659            6,010

-------------

(1) Restated to reflect the transfer as of January 1, 2000 of certain products from the Pharmaceuticals sector to the Consumer Health sector. In 1999 these products generated CHF 320 million and CHF 154 million of sales and operating income, respectively. CHF 90 million of Corporate and other expenses have also been allocated to the discontinuing Agribusiness activities.

(2) Restated to reflect CHF 90 million and CHF 30 million of Corporate and other expenses allocated to the discontinuing Agribusiness activities in 1999 and 1998, respectively.

(3) Agribusiness: Crop Protection and Seeds businesses.

2000 COMPARED TO 1999

OVERVIEW

    THE FOLLOWING COMPARE THE RESULTS OF THE YEAR ENDED DECEMBER 31, 2000 TO THOSE OF THE YEAR ENDED DECEMBER 31, 1999, WITH 1999 INFORMATION RESTATED TO REFLECT THE TRANSFER AS OF JANUARY 1, 2000 OF CERTAIN PRODUCTS FROM THE PHARMACEUTICALS SECTOR TO THE CONSUMER HEALTH SECTOR. SEE FOOTNOTE 1 ABOVE.

    In Swiss francs, our sales in 2000 increased by 10% over 1999 to CHF
35.8 billion, operating income by 7% to CHF 7.9 billion, net income by 8% to CHF
7.2 billion, and free cash flow (excluding acquisitions of subsidiaries and product rights) by 28% in Swiss francs to CHF 4.5 billion.

    The 2000 figures include the discontinuing Novartis Agribusiness sector only up to November 6, 2000, the date it was spun-off.

    Results of operations from ongoing activities not only exclude the Novartis Agribusiness sector but also, in 1999, the divested Consumer Health business.

    In Swiss francs, our sales from ongoing activities in 2000 grew by 15% to CHF 29.1 billion, and operating income grew by 6% to CHF 6.7 billion.

    The operating margin from ongoing activities in 2000 was 23.1% of sales, a decrease of 2 percentage points compared with 1999 (25.1%). Cost of goods sold and research and development expenses increased at a lower rate than sales. Marketing and distribution expenses increased sharply (23%). Overall, marketing and distribution expenses reached 33% of sales (1999: 31% of sales). Research and development expenses were maintained at 14% of sales.

    Administration and general overheads in 2000 increased by CHF 384 million to CHF 1.5 billion in 2000. The increase was principally due to a number of exceptional or one-off items such as product withdrawal costs in Novartis Consumer Health of CHF 84 million, integration costs for the acquisition of Wesley Jessen of CHF 41 million, increases in provisions for legal and product liabilities and Agribusiness related spin-off costs. Furthermore, 1999 benefited from CHF 76 million of exceptional insurance recoveries.

    Margins were retained at last year's level at Novartis Pharmaceuticals (31%) but declined in all other sectors. At Novartis Generics and Novartis Animal Health, declines were due to competitive pressures in the market and an increase in investments in research and development. At CIBA Vision and at Novartis Consumer Health, marketing and distribution was increased at the expense of operating margins to support the launch of new products.

SALES

                                                               YEAR ENDED DECEMBER 31,
                                                      ------------------------------------------
                                                           2000           1999(1)        CHANGE
                                                      --------------   --------------   --------
                                                      (CHF MILLIONS)   (CHF MILLIONS)     (%)
SALES
Pharmaceuticals.....................................      17,611           15,275          15
Generics............................................       1,938            1,823           6
Consumer Health (excluding divested activities).....       6,395            5,570          15
CIBA Vision.........................................       2,085            1,632          28
Animal Health.......................................       1,083              927          17
SALES FROM ONGOING ACTIVITIES.......................      29,112           25,227          15
Sales from discontinuing Agribusiness
  activities(2).....................................       6,693            7,056
Sales from divested Consumer Health activities......          --              182          --
GROUP SALES.........................................      35,805           32,465          10

-------------

(1) Restated to reflect the transfer as of January 1, 2000 of certain products from the Pharmaceuticals sector to the Consumer Health sector. In 1999 these products generated CHF 320 million of sales.

(2) Agribusiness: Crop Protection and Seeds businesses.

SALES FROM ONGOING ACTIVITIES

    Sales from ongoing activities increased by 15% (8% in local currencies) to CHF 29.1 billion in 2000 from CHF 25.2 billion in 1999. 44% of sales was generated in the NAFTA region (42% in the U.S.), 32% in Europe and 24% in the rest of the world. Diovan-Registered Trademark- was the most important contributor to increased sales in 2000 with sales of CHF 1,229 million, an increase of CHF 489 million over the year. Strongest sector sales growth was recorded by CIBA Vision, as a result of the launch of Visudyne-TM- (age-related macular degeneration) and the consolidation of Wesley Jessen for three months. Overall, growth from ongoing activities was driven by a volume increase of 6%. There was less than a 2% benefit from price increases and acquisition effects. The sales performance was supported by a 7% favorable currency effect as the Swiss franc depreciated against the U.S. dollar by an average of 12% and against the yen by 17%.

    PHARMACEUTICALS. Sales increased by 15% in Swiss francs or by 7% in local currencies to CHF 17,611 million in 2000 from CHF 15,275 million in 1999. Growth was driven by a good performance in Europe and by an improved performance in the U.S. Increased focus on marketing and distribution to support the five key growth drivers Diovan-Registered Trademark- (hypertension),
Lotrel-Registered Trademark- (hypertension), Lamisil-Registered Trademark- (fungal infections), Miacalcic-Registered Trademark- (osteoporosis) and Exelon-Registered Trademark- (Alzheimer's disease) resulted in superior growth rates in local currencies and in market share gains in their respective market segments. Sandimmun-Registered Trademark-/Neoral-Registered Trademark- (transplantation) achieved more than CHF 2 billion of sales for the second year running. Sales in local currencies terms declined by 5%, as the first generic cyclosporin capsules were launched in the U.S. market in May. Sales of this product are expected to decline in the coming years, mainly driven by generic erosion in the U.S. Voltaren-Registered Trademark- (antirheumatic) sales continued to come under pressure (-12% in local currencies) from generic products in the U.S. and from the launch of a new class of anti-inflammatory drugs (Cox-2 inhibitors). Aredia-Registered Trademark- (bone metastasis) continued with a strong performance as its sales exceeded CHF 1.1 billion. The follow-up product Zometa-Registered Trademark- has been launched in Canada and in March 2001 received approval in the EU. Final regulatory approval is pending in the U.S. and in Europe. Diovan-Registered Trademark- (hypertension) achieved sales of over CHF 1.2 billion and a growth rate of 55% in local currencies. It is the only product in its class to have demonstrated a positive effect in congestive heart failure. Cibacen-Registered Trademark- (hypertension) posted 29% growth, driven in particular by the performance of Lotrel-Registered Trademark- (combination of Cibacen-Registered Trademark- with a calcium channel blocker). A new direct-to-consumer (DTC) campaign in the U.S. boosted sales of Lamisil-Registered Trademark- (fungal infections), for which the share in the onychomycosis segment of the overall market in the U.S. has been increased by 5.1% to 69.5%. In 2000, Exelon-Registered Trademark- (Alzheimer's disease) as well as Trileptal-Registered Trademark- (epilepsy) were launched in the U.S. contributing to the overall sector sales growth.

                         TOP 20 PHARMACEUTICAL PRODUCTS

                                                                                                                CHANGE IN LOCAL
BRANDS                                                     THERAPEUTIC AREA                    SALES 2000          CURRENCIES
------                                                     ----------------                ------------------  ------------------
                                                                                             (CHF MILLIONS)           (%)
Sandimmun-Registered Trademark-/                           Transplantation, rheumatoid           2,052                 (5)
  Neoral-Registered Trademark-                             arthritis, psoriasis
Voltaren-Registered Trademark-                             Antirheumatic                         1,355                (12)
Lamisil-Registered Trademark-                              Fungal infections                     1,278                 12
Cibacen-Registered Trademark-                                                                    1,260                 29
  /Lotensin-Registered Trademark-                          Hypertension
Diovan-Registered Trademark-                               Hypertension                          1,229                 55
Aredia-Registered Trademark-                               Oncology (bone metastasis)            1,121                 24
Lescol-Registered Trademark-                               Cholestrol reduction                    724                 (4)
Miacalcic-Registered Trademark-                            Osteoporosis                            718                 18
Tegretol-Registered Trademark-                             Epilepsy                                705                  2
Sandostatin-Registered Trademark-                          Acromegaly                              663                 16
Leponex-Registered Trademark-                                                                      584                 (9)
  /Clozaril-Registered Trademark-                          Schizophrenia

                                                                                                                CHANGE IN LOCAL
BRANDS                                                     THERAPEUTIC AREA                    SALES 2000          CURRENCIES
------                                                     ----------------                ------------------  ------------------
                                                                                             (CHF MILLIONS)           (%)
Estraderm-Registered Trademark-                            Hormone replacement                     430                  7
Nitroderm-Registered Trademark-                            Angina pectoris, congestive             357                  0
                                                           heart failure
Foradil-Registered Trademark-                              Respiratory                             332                 25
Zaditen-Registered Trademark-                              Asthma, allergy                         316                 (7)
Sandoglobulin-Registered Trademark-                        Immunodeficiency syndromes              280                 (7)
Ritalin-Registered Trademark-                              Attention                               241                 (5)
                                                           deficit/hyperactivity disorder
Parlodel-Registered Trademark-                             Parkinson's disease                     227                (12)
Exelon-Registered Trademark-                               Alzheimer's disease                     202                196
Desferal-Registered Trademark-                             Oncology/hematology                     162                 (7)

    GENERICS. Sales increased by 6% in Swiss francs or by 4% in local currencies to CHF 1,938 million from CHF 1,823 million in 1999.

    The continuing rise in healthcare expenditures in most countries created a favorable market environment for the increased use of generic pharmaceuticals but also led in some countries to strong price competition within the generics industry.

    In the U.S., Geneva Pharmaceuticals, Inc. achieved strong volume growth and gained market share, but suffered severely from strong price erosion and wholesaler rebates.

    Our Generics Pharmaceuticals Business (for finished pharmaceutical products) achieved sales growth of 8% due to many product launches and the global introduction of the new generic version of the combination of amoxicillin and clavulanic acid.

    Our Industrial Business, (active pharmaceutical ingredients and biotech substances), experienced continued low prices for bulk antibiotics. Sales growth was achieved by increased volumes and a shift to higher value products.

    CONSUMER HEALTH. Sales increased by 15% in Swiss francs or 7% in local currencies, to CHF 6,395 million in 2000 from CHF 5,570 million in 1999. Gerber sales continued to grow in the U.S. where market share reached 74% and expansion in Latin America continued. OTC sales grew in particular in the U.S. with Lamisil-Registered Trademark- Cream (athlete's foot) and in Europe with Voltaren-Registered Trademark- (anti-inflammatory). Medical Nutrition sales expanded in all segments: in tube feeding products, healthcare food services, clinical supplements and medical devices, with marked expansion in Europe.

    CIBA VISION. Sales increased by 28% in Swiss francs, or 18% in local currencies, to CHF 2,085 million in 2000, (including Wesley Jessen fourth quarter sales of CHF 106 million), from CHF 1,632 million in 1999. Apart from the impact of the Wesley Jessen acquisition, sales were driven by the strong performance in ophthalmic drugs owing to the launches of Visudyne-TM- (age-related macular degeneration) and Rescula-TM- (glaucoma). Visudyne-TM-achieved worldwide sales of CHF 169 million, only 8 months after its first introduction to the U.S. market. Strong sales growth was also generated with the lens business, particularly with the new generation Focus-Registered Trademark-contact lenses, which includes Focus-Registered Trademark-
DAILIES-Registered Trademark-, the daily disposable lenses. Sales of lens care products continued to suffer in an overall declining market.

    ANIMAL HEALTH. Sales increased by 17% in Swiss francs, or 9% in local currencies, to CHF 1,083 million in 2000 from CHF 927 million in 1999. In the companion animal business, the flea product Program-Registered Trademark- was under significant competitive pressure, while Interceptor-Registered Trademark-against heartworms and Fortekor-Registered Trademark- against heart failure in dogs achieved excellent growth.

    The farm animal business grew overall, driven by the anti-infective Tiamulin-Registered Trademark-, which has become one of the top three Novartis Animal Health sector brands.

    DISCONTINUING AGRIBUSINESS SECTOR AND DIVESTED CONSUMER HEALTH
ACTIVITIES: Agribusiness is only included in our Group figures up to its spin-off on November 6, 2000. In 1999, certain divested Consumer Health activities were included in sales up to their respective divestment dates in the first half of 1999.

EXPENSES

                                               DISCONTINUING/
                                                  DIVESTED         ONGOING
                                                 ACTIVITIES       ACTIVITIES         GROUP
                                               --------------   --------------   --------------
                                               (CHF MILLIONS)   (CHF MILLIONS)   (CHF MILLIONS)
2000
Cost of goods sold...........................      (2,926)          (7,316)         (10,242)
Marketing and distribution...................      (1,389)          (9,556)         (10,945)
Research and development.....................        (646)          (4,011)          (4,657)
Administration and general overheads.........        (576)          (1,502)          (2,078)
1999
Cost of goods sold...........................      (3,334)          (6,488)          (9,822)
Marketing and distribution...................      (1,775)          (7,786)          (9,561)
Research and development(1)..................        (731)          (3,515)          (4,246)
Administration and general overheads(1)......        (376)          (1,117)          (1,493)

-------------

(1) Restated to reflect CHF 90 million of Corporate and other expenses allocated to the discontinuing Agribusiness activities.

                                                    2000           1999(1)          CHANGE
                                               --------------   --------------   -------------
                                               (CHF MILLIONS)   (CHF MILLIONS)        (%)
SALES FROM ONGOING ACTIVITIES................      29,112           25,227             15
Cost of goods sold...........................      (7,316)          (6,488)           (13)
Marketing and distribution...................      (9,556)          (7,786)           (23)
Research and development.....................      (4,011)          (3,515)           (14)
Administration and general overheads.........      (1,502)          (1,117)           (34)
OPERATING INCOME FROM ONGOING ACTIVITIES.....       6,727            6,321              6

-------------

(1) Restated to allocate CHF 90 million of Corporate and general overheads to the discontinuing Agribusiness sector.

COST OF GOODS SOLD

    Cost of goods sold for ongoing activities decreased as a percentage of sales from 25.7% in 1999 to 25.1% in 2000. This was mainly due to productivity increases and the positive currency effect of the stronger U.S. dollar and Japanese yen against the Swiss franc.

MARKETING AND DISTRIBUTION

    Marketing and distribution expenses for ongoing activities as a percentage of sales increased from 30.9% in 1999 to 32.8% in 2000 as significant investments were made in field force and promotion activities to support key products, such as Diovan-Registered Trademark- and Exelon-Registered Trademark-in Pharmaceuticals and Focus-Registered Trademark-DAILIES-Registered Trademark-in CIBA Vision. Within marketing and distribution further resources were allocated from low priority products to high priority products.

RESEARCH AND DEVELOPMENT

    Research and development expenses for ongoing activities as a percentage of sales were 13.8% in 2000 compared with 13.9% in 1999. This reflects the continuing heavy emphasis on development in Pharmaceuticals, where numerous key projects are in late phase clinical development or have been filed for registration. Increases in research and development expenses were also recorded in most other sectors, in order to support the development of new products.

ADMINISTRATION AND GENERAL OVERHEADS

    As a percentage of sales from ongoing activities, there was an increase in administration and general overheads to 5.2% in 2000 from 4.4% in 1999. The increase was due to a number of exceptional or one-off items such as the Wesley Jessen related restructuring costs of CHF 41 million, the recall of the Consumer Health products containing phenylpropanolamine (PPA) of CHF 84 million, additional Generics litigation expenses and Agribusiness related spin-off costs. Furthermore, 1999 benefited from non-recurring income of CHF 76 million resulting from the settlement of environmental litigation with insurance companies.

OPERATING INCOME

                                                           2000             1999(1)          CHANGE
                                                      ---------------   ---------------   ------------
                                                      (CHF MILLIONS)    (CHF MILLIONS)        (%)
Pharmaceuticals.....................................        5,403             4,676                 16
Generics............................................          227               347                (35)
Consumer Health (excluding divested activities).....          824               807                  2
CIBA Vision.........................................          158               250                (37)
Animal Health.......................................          179               216                (17)
Corporate and other expenses........................          (64)               25                 --
OPERATING INCOME FROM ONGOING ACTIVITIES............        6,727             6,321                  6
Operating income from discontinuing Agribusiness
  activities(2).....................................        1,156               647                 79
Gains on Consumer Health divestments and related
  operating income..................................           --               375                 --
GROUP OPERATING INCOME..............................        7,883             7,343                  7

-------------

(1) Restated to reflect the transfer as of January 1, 2000 of certain products from the Pharmaceuticals sector to the Consumer Health sector. In 1999, these products generated CHF 154 million of operating income. Furthermore, CHF 90 million of Corporate and other expenses have also been allocated to the discontinuing Agribusiness sector.

(2) Agribusiness: Crop Protection and Seeds businesses.

OPERATING INCOME FROM ONGOING ACTIVITIES

    The operating margin on ongoing activities was 23.1% of sales, a decrease of 2 percentage points compared with 1999 (25.1%). Margins remained flat in Pharmaceuticals as a result of increased marketing and distribution expenditures to support key new products. Strong margin declines were seen in Generics and in Animal Health owing to competitive pressures in the U.S. market and an increase in research and development spending. CIBA Vision's margin was affected by one-time acquisition related charges of CHF 110 million. Furthermore, in both CIBA Vision and Consumer Health, marketing and distribution was also increased at the expense of operating margins to support the launch of new products.

    PHARMACEUTICALS. Operating income increased 16% to CHF 5,403 million from CHF 4,676 million in 1999. Our operating margin was maintained at 31% despite the increase in marketing and distribution expense from 30% to 32% of sales as field forces and promotion activities were increased in preparation for major product launches. Research and development expenses on the other hand were maintained at over 18% of sales. Further improvements were achieved in reducing the cost of goods sold and administration and general overheads as a percentage of sales. The impact of a CHF 42 million restructuring charge required primarily in connection with the sale of the Summit site in the U.S. was substantially compensated by CHF 30 million released from other restructuring provisions as settlements could be made at amounts less than initially anticipated.

    GENERICS. Generics had an operating income of CHF 227 million, a decrease of 35% compared with CHF 347 million in the prior year. The operating margin suffered a decline from 19.0% to 11.7% due to several factors. These included increased price pressure especially in the U.S.; some U.S. product launches had to be postponed due to changes in the U.S. regulatory environment; costs related to legal actions in the U.S. and finally investments in marketing and distribution as well as in research and development were stepped up. With these investments in marketing and distribution and research and development, mid-term competitiveness should be strengthened, especially in the U.S. Research and development expenses were increased from 7% to 9% of sales.

    CONSUMER HEALTH. Operating income on a comparable basis increased by 2% from CHF 807 million in 1999 to CHF 824 million despite additional marketing and distribution expenses to support new initiatives. Operating margins, however, fell from 14.5% to 12.9%. Results were also negatively affected by a one-time expense of CHF 84 million relating to the voluntary withdrawal of products containing phenylpropanolamine (PPA) in response to FDA recommendations. Research and development expense remained at 3% of sales, while general and administration costs declined slightly over the year when compared to sales. The cost of goods sold remained stable as a percentage of sales.

    CIBA VISION. Operating income declined from CHF 250 million in 1999 to CHF 158 million (-37%) principally due to the incurrence of one-time costs for the integration of Wesley Jessen of CHF 110 million (inventory adjustments of CHF 69 million and restructuring charges of CHF 41 million) and one-time costs related to the transfer of the Ophthalmics business to the Pharmaceuticals sector from January 1, 2001. Additionally, productivity improvements were more than offset by increased marketing and distribution expenses in support of Visudyne-TM- (age-related macular degeneration) and Rescula-TM- (glaucoma), primarily in the U.S. and in Europe. Research and development expenses increased by 4% representing 7.2% of sales. As a result of these factors, the operating margin dropped from 15.3% in 1999 to 7.6% in 2000.

    ANIMAL HEALTH. Operating income fell by 17% from CHF 216 million in 1999 to CHF 179 million and the operating margin declined from 23.3% in 1999 to 16.5% in 2000. Although the sector showed good sales growth, 2000 operating income suffered from major changes in the product mix and one-time expenses due to the Vericore acquisition; the full operational separation in the wake of the Agribusiness sector spin-off; the implementation of a new U.S. distribution strategy and an increase in research and development expenditure to 8.1% of sales.

    CORPORATE AND OTHER EXPENSES. Corporate and other expenses, which include the costs of corporate and country management, were partially offset by employee benefit, share and share option plan charges levied on the operating companies. Corporate and other expenses were CHF 64 million in 2000 compared with a gain in 1999 of CHF 25 million. Also included in 2000 are one-time costs such as expenses incurred as a result of the Agribusiness spin-off, whereas 1999 included the positive impact of environmental litigation settlements of CHF 76 million and releases from merger-related restructuring provisions due to settlements at less than initially anticipated amounts of CHF 121 million.

    OPERATING INCOME FROM DISCONTINUING AGRIBUSINESS ACTIVITIES. Agribusiness is only included for the period up to its spin-off on November 6, 2000. During 2000, Agribusiness experienced a sharp recovery in performance so that the operating income generated in the period consolidated in 2000 amounted to CHF 1,156 million compared with only CHF 647 million for the whole of 1999. Improved performance was due to generally more favorable market conditions and the effects of cost control and restructuring measures.

NET INCOME

                                                            2000               1999            CHANGE
                                                      ----------------   ----------------   ------------
                                                       (CHF MILLIONS)     (CHF MILLIONS)        (%)
GROUP OPERATING INCOME..............................          7,883              7,343                 7
Income from associated companies....................             98                383               (74)
Financial income, net...............................          1,091                793                38
INCOME BEFORE TAXES AND MINORITY INTERESTS..........          9,072              8,519                 6
Taxes...............................................         (1,820)            (1,833)                1
INCOME BEFORE MINORITY INTERESTS....................          7,252              6,686                 8
Minority interests..................................            (42)               (27)               56
NET INCOME..........................................          7,210              6,659                 8

INCOME FROM ASSOCIATED COMPANIES

    Income from associated companies is mainly due to the investment in Chiron. In 1999 income from this investment was boosted by an exceptional gain of CHF 208 million as a result of Chiron divesting its diagnostic businesses.

FINANCIAL INCOME, NET

    Total Group financial income, increased from CHF 793 million to CHF 1,091 million. This was mainly the result of higher investment income, in particular gains on the sale of U.S. dollar denominated bonds and successful currency management.

TAXES

    Despite increased profits, the tax charge of CHF 1,820 million was almost the same as in 1999. Taxes as a percentage of income before tax were reduced to 20.1% compared with 21.5% in 1999. This was a result of higher financial income which is taxed at lower then average Group rates and due to a change of the operating income mix.

NET INCOME

    Total Group net income (including divested and discontinuing activities) as a percentage of total sales reduced slightly from 20.5% in 1999 to 20.1% in 2000. This decrease was due to margin declines in some of the businesses and one-time gains in 1999 such as a gain of CHF 208 million arising from the divestment of Chiron's diagnostics business and the CHF 352 million one-time gain from the divestiture of the non-core Consumer Health activities.

    Return on average equity rose slightly from 19.4% in 1999 to 19.5% in 2000, owing to the increase in net income and slightly lower average equity.

1999 COMPARED TO 1998

OVERVIEW ON RESULTS

    THE FOLLOWING COMPARE THE RESULTS OF THE YEAR ENDED DECEMBER 31, 1999 TO THOSE OF THE YEAR ENDED DECEMBER 31, 1998, BUT DO NOT REFLECT THE TRANSFER OF CERTAIN PRODUCTS FROM THE PHARMACEUTICAL SECTOR TO THE CONSUMER HEALTH SECTOR WHICH OCCURRED WITH EFFECT FROM JANUARY 1, 2000.

    In 1999, Group sales increased from 1998 by 2% in Swiss francs to CHF 32,465 million, operating income by 6% in Swiss francs to CHF 7,343 million, net income by 11% in Swiss francs to CHF 6,659 million and free cash flow by 34% in Swiss francs to CHF 3,525 million. Ongoing activities (continuing activities less the divested Consumer Health businesses) grew at 9% in Swiss francs in both sales and operating income.

    The operating margin on ongoing activities was maintained in 1999 at 24.7% of sales, the same level as in 1998. Productivity gains were achieved in particular in administration and general overheads (where expenses were reduced by 7%), and in manufacturing (cost of goods sold growth was lower than sales growth). These gains were reinvested in marketing and distribution, which overall increased by 13%, and in research and development, which increased by 10%. Most of the marketing and distribution and research and development investments went into Pharmaceuticals, in order to support products like Neoral-Registered Trademark-, Diovan-Registered Trademark- and Lamisil-Registered Trademark-, as well as to prepare the launch of new products such as Exelon-Registered Trademark-, Comtan-Registered Trademark-, Trileptal-Registered Trademark- and Starlix-Registered Trademark-.

SALES

                                                                    YEAR ENDED DECEMBER 31
                                                      --------------------------------------------------
                                                            1999               1998            CHANGE
                                                      ----------------   ----------------   ------------
                                                       (CHF MILLIONS)     (CHF MILLIONS)        (%)
SALES
Pharmaceuticals.....................................         15,595             14,501                 8
Generics............................................          1,823              1,529                19
Consumer Health (excluding divested activities).....          5,250              4,752                10
CIBA Vision.........................................          1,632              1,505                 8
Animal Health.......................................            927                901                 3
SALES FROM ONGOING ACTIVITIES.......................         25,227             23,188                 9
Sales from discontinuing Agribusiness
  activities(1).....................................          7,056              7,478                (6)
Sales from divested Consumer Health activities......            182              1,036               (82)
GROUP SALES.........................................         32,465             31,702                 2

-------------

(1) Agribusiness: Crop Protection and Seeds businesses

SALES FROM ONGOING ACTIVITIES

    Sales from ongoing activities increased by 9% in Swiss francs, or 6% in local currencies, to CHF 25,227 million in 1999 from CHF 23,188 million in 1998. In 1999, 37% of sales were generated in the U.S. and 36% in Europe. Volumes rose by 5%, driven in particular by Generics and Consumer Health. Higher prices in Pharmaceuticals compensated for price decreases in Generics and CIBA Vision, so there was no overall price increase. The sales performance was affected by a positive currency impact of 3%, mainly due to the depreciation of the Swiss franc against the Japanese yen (21%) and the U.S. dollar (3%). No major acquisitions were made in 1999 that significantly affected the sales performance of the Group.

    PHARMACEUTICALS. Sales increased by 8% in Swiss francs, or 4% when expressed in local currencies, to CHF 15,595 million in 1999 from CHF 14,501 million in 1998. This increase was primarily due to sales growth in Japan and Europe, which offset lower sales in Latin America, especially in Brazil. Sales of the top ten products grew by 12% as a result of the continued shift of marketing resources towards key products.
Sandimmun-Registered Trademark-/Neoral-Registered Trademark-, Novartis Pharmaceuticals' largest selling brand, had increased sales of 5% in local currencies to over CHF 2 billion Voltaren-Registered Trademark- came under increased pressure from generic products and new COX-2 competitor products and lost therefore 13% in sales in local currencies. Approximately 1% of sales were transferred from the prescription business to the OTC business due to the switch of Lamisil-Registered Trademark- Cream to OTC status in the U.S. and Voltaren-Registered Trademark- Emulgel-Registered Trademark- in Germany. Despite the switch of Lamisil-Registered Trademark- Cream to OTC status, Lamisil-Registered Trademark- sales increased 8% in local currencies. The growth in Lamisil-Registered Trademark- sales was driven by the tablet form, market share gains against Johnson & Johnson's Sporanox and the favorable uptake in Japan. Aredia-Registered Trademark- booked a 44% sales increase in local currencies in 1999. While sales of the Cibacen-Registered Trademark- group only increased slightly, Diovan-Registered Trademark- sales grew by 78% to reach
CHF 740 million in the highly competitive hypertension market. Marketing and distribution resources resulted in market share gains by Diovan-Registered Trademark- in all major countries. By in-licensing the HRT patches Menorest-Registered Trademark- and Estalis-Registered Trademark- from Aventis, we complemented our product portfolio in the HRT market, where competitive pressure from combination patches had a negative impact on Estraderm-Registered Trademark- sales in 1999. Important contributors to incremental sales were also Lescol-Registered Trademark- , Tegretol-Registered Trademark-, Miacalcic-Registered Trademark-, Sandostatin-Registered Trademark-, Foradil-Registered Trademark- and Exelon-Registered Trademark-. Sales of the remaining products, excluding the top 20 pharmaceutical products, decreased from 22.7% of total sales
(CHF 3,288 million) to 21.0% of total sales (CHF 3,272 million). In the effort to focus more on key products, we will eliminate about one hundred brands which account for less than 1% of our sales.

                         TOP 20 PHARMACEUTICAL PRODUCTS

                                                                                               CHANGE IN LOCAL
BRANDS                                    THERAPEUTIC AREA                    SALES 1999          CURRENCIES
------                                    ----------------                ------------------  ------------------
                                                                            (CHF MILLIONS)           (%)
Sandimmun-Registered Trademark-/          Transplantation, rheumatoid           2,009                   5
Neoral-Registered Trademark-                arthritis, psoriasis
Voltaren-Registered Trademark-            Antirheumatic                         1,420                 (13)
Lamisil-Registered Trademark-             Fungal infections                     1,051                   8
Cibacen-Registered Trademark-/            Hypertension                            882                   2
Lotensin-Registered Trademark-
Aredia-Registered Trademark-              Oncology (bone metastasis)              835                  44
Diovan-Registered Trademark-              Hypertension                            740                  78
Lescol-Registered Trademark-              Cholestrol reduction                    689                   7
Tegretol-Registered Trademark-            Epilepsy                                645                   4
Leponex-Registered Trademark-/            Schizophrenia                           594                  (1)
Clozaril-Registered Trademark-
Miacalcic-Registered Trademark-           Osteoporosis                            563                  19
Sandostatin-Registered Trademark-         Acromegaly                              541                  18
Estraderm-Registered Trademark-           Hormone replacement                     380                 (13)
Nitroderm-Registered Trademark-           Angina pectoris, congestive             332                  (8)
                                            heart failure
Zaditen-Registered Trademark-             Asthma, allergy                         294                  (7)
Sandoglobulin-Registered Trademark-       Immunodeficiency syndromes              285                  (3)
Foradil-Registered Trademark-             Respiratory                             270                  21
Parlodel-Registered Trademark-            Parkinson's disease                     233                  (9)
Ritalin-Registered Trademark-             Attention                               231                  (1)
                                            deficit/hyperactivity
                                            disorder
Desferal-Registered Trademark-            Oncology/hematology                     167                  18
Anafranil-Registered Trademark-           Depression                              162                  (5)

    GENERICS. Sales increased by 19% in Swiss francs, or 18% in local currencies, to CHF 1,823 million in 1999 from CHF 1,529 million in 1998. In the Generics Pharmaceuticals Business, sales were driven by new product launches, in particular by Terazosin (benign prostate hypertrophy) in the U.S., compensating for the price pressure on established products. In Industrial Business, the strongly performing cephalosporin-antibiotics business offset price erosion in the erythromycin and penicillin markets.

    CONSUMER HEALTH (EXCLUDING DIVESTED ACTIVITIES). Sales increased by 10% in Swiss francs, or 8% in local currencies, to CHF 5,250 million in 1999 from CHF 4,752 million in 1998. The sales development was driven by the higher performance in Medical Nutrition, the OTC business and Health and Functional Food. Medical Nutrition sales expanded in all segments, in tube feeding products, healthcare food services, clinical supplements and medical devices, with marked sales expansion in Latin America and Europe. The OTC sales grew in particular in the U.S. due to higher sales of cough and cold products NeoCitran-Registered Trademark- and Triaminic-Registered Trademark-, and due to the sales recovery of Otrivin-Registered Trademark-. The growth was also attributable to the transfer of Lamisil-Registered Trademark- Cream (athlete's foot) from prescription to OTC status. Growth in Health and Functional Food was mainly due to further market share gains of Gerber in the U.S. and Latin America.

    CIBA VISION. Sales increased by 8% in Swiss francs, or 4% in local currencies, to CHF 1,632 million in 1999 from CHF 1,505 million in 1998, primarily due to sales growth in Japan. Ophthalmic pharmaceuticals recorded sales above sector development with Arteoptic-Registered Trademark- (glaucoma) and Zaditen-Registered Trademark-/ Zaditor-TM- (anti-allergic eye drops) more than compensating generic erosion of Voltaren-Registered Trademark- Ophthalmic. While sales of the lens care products suffered from strong competition and a flat market, sales of the contact lenses were driven by the new generation of Focus-Registered Trademark- contact lens, in particular
Focus-Registered Trademark-DAILIES-Registered Trademark- (daily disposable lenses). Our Ophthalmic Pharmaceuticals business was transferred to Novartis Pharmaceuticals effective January 1, 2001.

    ANIMAL HEALTH. Sales increased by 3% in Swiss francs to CHF 927 million, and remained constant when measured in local currencies. Growth was recorded in the U.S. and in the Asia Pacific region, whereas sales volume decreased in Europe and Latin America (in particular in Brazil). In the companion animal business, higher sales from Sentinel-Registered Trademark- (combined flea, intestinal and heartworm treatment for pets) and Interceptor-Registered Trademark- (intestinal and heartworm treatment for pets) offset the decline recorded with the anti-flea product
Program-Registered Trademark-. In the farm animal business, weak farm economies had a negative impact on sales.

SALES FROM DISCONTINUING/DIVESTED ACTIVITIES

    DISCONTINUED AGRIBUSINESS ACTIVITIES. Sales decreased by 6% in Swiss francs, or 7% when measured in local currencies, to CHF 7,056 million in 1999 from CHF 7,478 million in 1998. The decline was primarily caused by difficult market conditions, particularly weak farm economies, price pressure, the introduction of a new class of fungicides by competitors (strobilurins), acreage reductions and the increased practice of using farm-saved soybean seed. Sales declined in the U.S. as well as in Europe, while a positive trend was seen in the Asia Pacific region. The economic crises in Brazil, Russia and Ukraine continued, resulting in a decrease in sales to these regions. In Crop Protection, herbicides were negatively affected by the unfavorable market environment, while fungicides met with strong competition from the strobilurins. Sales of insecticides remained stable while increased turf & ornamentals sales were realized. In Seeds, corn was affected by price pressure and acreage reductions, and soybeans by increased use of farm-saved soybean seed. Sales expanded for sugar beet, vegetables, flower seed, winter oilseed, rape and sunflowers.

    DIVESTED CONSUMER HEALTH ACTIVITIES. With the sale of OLW, Eden and Wasa, we completed the divestment program begun in August 1998. Sales from all the divested activities (including Redline, Roland, OLW, Wasa, Eden and the Italian sugar-free brands) amounted to CHF 1,036 million in 1998, whereas sales from OLW, Eden and Wasa amounted to CHF 182 million in 1999. Redline, Roland and the Italian sugar-free brands were divested in 1998.

EXPENSES

                                                     DISCONTINUING/          ONGOING
                                                   DIVESTED ACTIVITIES      ACTIVITIES        GROUP
                                                   -------------------   ----------------   ---------
                                                                     (CHF MILLIONS)
1999
Cost of goods sold...............................             (3,334)           (6,488)       (9,822)
Marketing and distribution.......................             (1,775)           (7,786)       (9,561)
Research and development(1)......................               (731)           (3,515)       (4,246)
Administration and general overheads(1)..........               (376)           (1,117)       (1,493)

1998
Cost of goods sold...............................             (3,960)           (6,092)      (10,052)
Marketing and distribution.......................             (1,909)           (6,881)       (8,790)
Research and development(1)......................               (677)           (3,229)       (3,906)
Administration and general overheads(1)..........               (820)           (1,214)       (2,034)

                                                         1999               1998          CHANGE
                                                   ----------------   ----------------   ---------
                                                    (CHF MILLIONS)     (CHF MILLIONS)       (%)
SALES FROM ONGOING ACTIVITIES....................        25,227              23,188           9
Cost of goods sold...............................        (6,488)             (6,092)         (7)
Marketing and distribution.......................        (7,786)             (6,881)        (13)
Research and development(1)......................        (3,515)             (3,229)         (9)
Administration and general overheads(1)..........        (1,117)             (1,214)          8
OPERATING INCOME FROM ONGOING ACTIVITIES.........         6,321               5,772          10

-------------

(1) Restated to allocate CHF 90 million and CHF 30 million in 1999 and 1998, respectively, of Corporate and general overheads to the Agribusiness sector.

COST OF GOODS SOLD

    Cost of goods sold on ongoing activities as a percentage of sales decreased from 26.3% in 1998 to 25.7% in 1999. This was mainly driven by merger related cost savings. In addition, with the strengthening of the U.S. dollar and the Japanese yen, the cost exposure in Swiss francs had a positive impact on the gross margin.

    Cost of goods sold related to the discontinuing/divested activities reduced by CHF 626 million over the year due to the reduction in sales in the discontinuing Agribusiness sector with the balance coming from the reduced cost of goods sold due to the divestment of the non-core Consumer Health brands.

MARKETING AND DISTRIBUTION

    Marketing and distribution expenses from ongoing activities as a percentage of sales went up from 29.7% in 1998 to 30.9% in 1999 with particularly high increases in Pharmaceuticals and CIBA Vision to support key products, such as Diovan-Registered Trademark- or Focus-Registered Trademark-
DAILIES-Registered Trademark-. Within marketing and distribution further resources were allocated from low priority to high priority products.

    Marketing and distribution costs of the discontinuing/divested activities fell by CHF 134 million. CHF 37 million relates to a lower expense in the discontinuing Agribusiness sector, the balance of CHF 97 million coming from the impact of the divested Consumer Health brands.

RESEARCH AND DEVELOPMENT

    Research and development expenses from ongoing activities in percent of sales remained at 14.0% in 1999 compared with 14.0% in 1998. This reflected the continuing heavy emphasis on development in Pharmaceuticals, where numerous key projects were in late phase clinical development or have been filed for registration. Significant increases in research and development were also recorded in Consumer Health, in order to support the development of new products in the functional food business.

    All of the research and development expense for the discontinuing/divested activities related to the discontinuing Agribusiness sector.

ADMINISTRATION AND GENERAL OVERHEADS

    As a percentage of sales from ongoing activities, there was a decrease in administration and general overheads to 4.4% in 1999 from 5.2% in 1998. Tight cost management enabled the Group to reduce the general and administrative overheads in particular by Pharmaceuticals, Consumer Health and Animal Health. Releases from restructuring provisions due to settlements at less than anticipated amounts were to a great extent offset by the addition of further restructuring provisions of CHF 70 million in 1999 relating to downsizing Pharmaceutical production facilities mainly in the U.S. and Canada and CHF 208 million in 1998 relating to restructuring Consumer Health worldwide and the Pharmaceuticals sector in the U.S. The net operating income impact on ongoing activities was a gain of CHF 144 million in 1999 and a charge of CHF 38 million in 1998. Furthermore, there were certain other exceptional items, such as the settlement of environmental litigations with insurance companies for which Novartis received CHF 76 million and CHF 42 million, respectively in 1999 and 1998.

    The reduction of CHF 444 million in the administration and general overheads relating to discontinuing/divested activities arose from a decrease of CHF 165 million in the discontinuing Agribusiness sector with the balance relating to the divested Consumer Health activities.

OPERATING INCOME

                                                         1999(2)          1998(2)        CHANGE
                                                      --------------   --------------   --------
                                                      (CHF MILLIONS)   (CHF MILLIONS)     (%)
Pharmaceuticals.....................................      4,830            4,502            7
Generics............................................        347              278           25
Consumer Health (excluding divested activities).....        653              647            1
CIBA Vision.........................................        250              225           11
Animal Health.......................................        216              211            2
Corporate and other expenses........................         25              (91)          --
OPERATING INCOME FROM ONGOING ACTIVITIES............      6,321            5,772           10
Operating income from discontinuing Agribusiness
  activities(1).....................................        647            1,068          (39)
Gains on Consumer Health divestments and related
  operating income..................................        375               80          369
GROUP OPERATING INCOME..............................      7,343            6,920            6

-------------

(1) Agribusiness: Crop Protection and Seeds businesses.

(2) Restated to allocate CHF 90 million and CHF 30 million in 1999 and 1998, respectively of Corporate and general overheads to the discontinuing Agribusiness sector.

    Operating margins from ongoing activities remained virtually constant at 24.7% (1998: 24.8%). Margin improvements were recorded in Generics and CIBA Vision, compensating for the margin decrease in Consumer Health. The operating margin for the whole group including the divested or to be discontinued activities increased from 21.8% in 1998 to 22.6% in 1999. This resulted in a return on net operating assets of 31.3%.

OPERATING INCOME FROM ONGOING ACTIVITIES

    PHARMACEUTICALS. Pharmaceuticals generated more than three-quarters of the total operating income from ongoing businesses. Operating margins were maintained in 1999 at the high prior year level of 31.0%. Cost of goods sold as a percentage of sales improved due to merger related cost savings and a depreciation of the Swiss franc against the U.S. dollar and the Japanese yen. In Novartis Pharmaceuticals, we significantly increased our investments in marketing and distribution and research and development in order to support our strategic products in the market and our key projects in development. General and administration expenses remained constant in absolute terms due to tight cost control. Releases from merger related provisions due to settlements at less than initially anticipated amounts were to a great extent offset by the addition of further restructuring provisions of CHF 70 million in 1999 relating to downsizing Pharmaceutical production facilities mainly in the U.S. and Canada and CHF 112 million in 1998 relating to the U.S. The net operating income impact of these releases was a gain of CHF 23 million in 1999 and a charge of CHF
12 million in 1998.

    GENERICS. Operating margins improved from 18.2% in 1998 to 19.0%. The increase resulted primarily from sales growth in both Generics Pharmaceuticals Business and Industrial Business. Generics achieved a 25% increase in operating profit despite an increase in research and development expenses due to expected loss of patent protection of certain ethical drugs and a 10% price erosion. Investments in marketing and distribution and cost of goods sold increased at a lower rate than sales due to better usage of Novartis' distribution network and cost containment programs.

    CONSUMER HEALTH (EXCLUDING DIVESTED ACTIVITIES). Operating margins decreased by 1.2% to 12.4% as more resources were allocated to research and development in order to support the development of new products in the functional food business. Investments in marketing and distribution went up as a result of numerous important launches, such as Aviva-Registered Trademark-, a hard claim brand for heart, bone and digestive health, Oclea-Registered Trademark-, a soft claim brand with natural ingredients and the Gerber-Registered Trademark- Wellness product line. Cost savings, in particular in administration and general overheads, were realized as a consequence of the merger of the OTC and nutrition businesses announced in 1998.

    CIBA VISION. Operating margins at 15.3% represented a 0.3% improvement over the year. The increase in operating income was mainly due to the sales performance in the contact lens and ophthalmic pharmaceutical businesses. Cost of goods sold increased at a greater rate than sales as a result of price pressure. Conversely, research and development expenses were less than in the previous year, when exceptionally high investments in the development of new generation contact lenses were made. Marketing and distribution expenses developed slightly above sales due to launches of the key products Focus-Registered Trademark- DAILIES-Registered Trademark-,
Focus-Registered Trademark- Night&Day-Registered Trademark- and the U.S. launch of Zaditor-TM-.

    ANIMAL HEALTH. Operating margins at 23.3% remained at almost the previous year's level of 23.4%. Ongoing structural improvement projects led to lower general and administration expenses. Higher investments in research and development were made to broaden the companion animal franchise.

    CORPORATE AND OTHER EXPENSES. Corporate and other expenses, which included the costs of corporate and country management were again reduced significantly and resulted in a net income of CHF 25 million in 1999 compared to net expenses of CHF 91 million in 1998. The reduction included the positive impacts of environmental litigation settlements of CHF 76 million in 1999 and CHF
42 million in 1998 and the benefits of allocation of the net pension contribution of the Novartis Group which was CHF 213 million in 1999 compared with CHF 42 million in 1998. The increase in net pension contribution was related to the increased expected return on plan assets due to an increase in the plan assets and reduced interest cost. Releases from merger related restructuring provisions due to settlements at less than initially anticipated amounts had a positive impact of CHF 121 million in 1999 and CHF 70 million in 1998. In 1999, CHF 90 million of Corporate administrative and general overheads were allocated to the discontinuing Agribusiness sector as compared to CHF
30 million in 1998.

OPERATING INCOME FROM DISCONTINUING/DIVESTED ACTIVITIES

    DISCONTINUING AGRIBUSINESS ACTIVITIES. Operating margins declined to 9.2% from 14.2% in 1998 due to price pressures, reduced volumes and high litigation expenses for the protection of intellectual property. In addition exceptional costs of CHF 100 million were recorded for the Project Focus restructuring program, which was launched in August 1999. Investments in marketing and distribution as well as research and development remained high, in order to support and to prepare the launch of key products such as the fungicide Flint-Registered Trademark- and the insecticide
Actara-Registered Trademark-/Cruiser-Registered Trademark-, and to further build on new technologies.

    DIVESTED CONSUMER HEALTH ACTIVITIES. With the sale of OLW, Eden and Wasa, the sector completed our divestment program that started in August 1998. Operating income from all the divested activities up to their date of divestment (RedLine, Roland, OLW, Eden, Wasa and the Italian sugar-free brands) amounted to CHF 80 million in 1998, and from OLW, Eden and Wasa up to the date of their divestments in 1999 amounted to CHF 23 million. Novartis Consumer Health realized an exceptional gain due to these divestments of CHF 352 million in 1999. In 1998 the divestment gain of CHF 95 million was offset by a similar amount of one-off restructuring costs (CHF 96 million).

NET INCOME

                                                           1999             1998         CHANGE
                                                      --------------   --------------   --------
                                                      (CHF MILLIONS)   (CHF MILLIONS)     (%)
GROUP OPERATING INCOME..............................       7,343            6,920           6
Income from associated companies....................         383              239          60
Financial income, net...............................         793              759           4
INCOME BEFORE TAXES AND MINORITY INTERESTS..........       8,519            7,918           8
Taxes...............................................      (1,833)          (1,882)         (3)
INCOME BEFORE MINORITY INTERESTS....................       6,686            6,036          11
Minority interests..................................         (27)             (26)          4
NET INCOME..........................................       6,659            6,010          11

INCOME FROM ASSOCIATED COMPANIES

    Income from associated companies, at CHF 383 million reflected, for the most part, our 44% stake in Chiron. Income from this stake was boosted by a gain of CHF 208 million from the divestment of the Chiron diagnostic businesses. In 1998, we booked our portion of the Chiron divestment gain, amounting to CHF
130 million.

FINANCIAL INCOME, NET

    Financial income, net reached a new record high of CHF 793 million. Interest expense was reduced by CHF 191 million due to lower average debt levels throughout the year. Financial income, net, was also CHF 136 million lower than in 1998 as gains from options and forward contract positions were reduced by CHF 270 million and was only partially compensated by the increase in interest income of CHF 203 million due to successful interest rate management in the bond portfolio, our largest asset category. The return on the portfolio of equities compared to the market suffered from the fact that the market was mainly driven by a few high-tech stocks that were underrepresented in our portfolio. At market values, the return on liquid funds was 8.9%, significantly above the risk adjusted benchmarks based on comparable investments. This performance was achieved in spite of a very low value at risk (VAR) profile. A lower risk policy was adopted due to the high valuation of certain markets and the consequent risk of a set-back. Net currency loss was CHF 157 million.

TAXES

    Despite increased profits, taxes were reduced by 3% and the tax rates were at a new low of 21.5%, down from 23.8% a year earlier. This improvement was possible due to a change in mix of the sectors contributing to taxable income from the more highly taxed Agribusiness activities to Pharmaceuticals, the exceptional Consumer Health divestment gain and successful tax planning measures.

NET INCOME

    Net income as a percentage of total sales amounted to 20.5% up from 19% of 1998. Return on average equity fell from 20.7% in 1998 to 19.4% in 1999 due to the increase in retained earnings, positive translation movements and the increase in equity due to the adoption of IAS 19 (revised).

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

    We transact our business in many currencies other than the Swiss franc. In 2000, 44% of sales were generated in U.S. dollars, 24% in Euro, 6% in Swiss francs, 8% in Japanese yen and 18% in other currencies. In 1999, 42% of sales were generated in U.S. dollars 26% in Euro, 6% in Swiss francs, 7% in Japanese yen and 19% in other currencies. In 1998, 43% of sales were generated in U.S. dollars, 27% in Euro, 6% in Swiss francs, 6% in Japanese yen and 18% in other currencies.

    In 2000, 33% of our operating costs were generated in U.S. dollars, 23% in Euro, 26% in Swiss francs, 5% in Japanese yen, and 13% in other currencies. In 1999, 31% of operating costs were generated in U.S. dollars, 23% in Euro, 23% in Swiss francs, 5% in Japanese yen, and 18% in other currencies. In 1998, 31% of operating costs were generated in U.S. dollars, 25% in Euro, 23% in Swiss francs, 4% in Japanese yen and 17% in other currencies.

    As a result of our foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on our income statement. Translation risk is the risk that our consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the Swiss franc. Transaction risk is the risk that the local currency impact of transactions executed in currencies other than the local currency may vary according to currency fluctuations.

    On average in 2000, the Swiss franc was weaker against the U.S. dollar and the Japanese yen, but strengthened against the currencies participating in the Euro. The total positive currency effect on ongoing sales growth was 7% and the total positive impact on ongoing operating income was 4%.

    On average in 1999, the Swiss franc was weaker against the U.S. dollar and the Japanese yen, yet remained almost at the same level for the major European currencies. The positive currency effect on sales growth was 3% and the positive impact on operating income was 2%. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" and "Item 18. Financial Statements--Note 1" for further information.

NEW ACCOUNTING PRONOUNCEMENTS

    See Item 18. Financial Statements--Note 32 for a discussion of the effect of new accounting standards.

INTRODUCTION OF THE EURO

    On January 1, 1999, the Euro was introduced in 11 member-states of the EU participating in the European Monetary Union as a common legal currency alongside the national currencies ("legacy currency") of each of the participating countries.

    The conversion rates between the Euro and the legacy currencies are fixed. From January 1, 1999 through January 1, 2002, the participating countries are also scheduled to maintain their legacy currencies as the legal tender for goods and services. Beginning January 1, 2002, new Euro-denominated bills and coins will be issued, and legacy currencies must be withdrawn from circulation no later than July 1, 2002.

    We established task forces in each of the participating countries to plan, coordinate and implement all measures necessary for the transition to the Euro. Each task force reports directly to our Group treasurer.

We implemented dual currency reporting (legacy currencies and Euro) on January 1, 2000. We did not experience, and do not expect to experience, any operational or technological difficulties with regard to the introduction of the Euro.

    We believe that the introduction of the Euro will reduce our cost of bearing foreign currency exchange risk and will diminish uncertainties relating to currency fluctuations from export sales within the European Monetary Union. The foreign currency exposure from transactions in U.S. dollar or Japanese yen or other currencies outside the European Monetary Union will not be changed by the introduction of the Euro and will depend on actual exposure at the time of risk assessment.

5.B LIQUIDITY AND CAPITAL RESOURCES

    The following table sets forth certain information about our cash flow and net liquidity for each of the periods indicated.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                      (CHF MILLIONS)
Cash flow from operating activities.........................    7,612      6,893      5,853
Cash flow from investing activities.........................     (216)    (3,017)    (3,836)
Cash flow from financing activities.........................   (4,755)    (4,320)    (3,213)
Translation effect on cash and cash equivalents.............     (119)        74        (31)
CHANGE IN CASH AND CASH EQUIVALENTS.........................    2,522       (370)    (1,227)
Increase in short- and long-term marketable securities......   (4,839)     1,755      2,503
Change in short- and long-term financial debts..............    3,861        466      2,274
Translation effect on marketable securities and financial
  debts.....................................................      239         63         42
INCREASE IN NET LIQUIDITY...................................    1,783      1,914      3,592
Net liquidity at beginning of the year......................   12,678     10,764      7,172
NET LIQUIDITY AT END OF THE YEAR............................   14,461     12,678     10,764

    Our primary source of liquidity is cash generated from operations. Cash flow from operations increased to CHF 7,612 million in 2000 from CHF 6,893 million in 1999, and CHF 5,853 million in 1998. Of the CHF 719 million increase in 2000, CHF 196 million is attributable to reduced restructuring provision payments and CHF 454 million to reductions in funding of working capital. Of the CHF
1 billion increase in 1999, CHF 253 million is attributable to an increase in net financial receipts, CHF 210 million to reduced restructuring provision payments, CHF 153 million to a reduction in tax payments, and CHF 79 million to reductions in the funding of working capital.

    Cash outflow from investing activities decreased to CHF 216 million in 2000 from CHF 3,017 million in 1999. The CHF 2,801 million decrease primarily resulted from the large cash inflow of CHF 4.8 billion from disposing of marketable securities, mainly bonds initially intended to be held-to-maturity, compared to increasing the holding in 1999 by CHF 1.8 billion. This increased cash flow was partly used to finance the CHF 1.4 billion acquisition of subsidiaries (Wesley Jessen alone CHF 1.3 billion) and the purchase of intangibles, mainly Famvir-Registered Trademark-/Denavir-Registered Trademark-for CHF 2.7 billion.

    Cash flow used for investing activities decreased to CHF 3,017 million in 1999 from CHF 3,836 million in 1998. This CHF 819 million decrease primarily resulted from the fact that we invested CHF 748 million less in marketable securities and CHF 206 million less in tangible fixed assets.

    Cash flow used for financing activities increased to CHF 4,755 million in 2000 from CHF 4,320 million in 1999 due to an increase of over CHF 1 billion in debt repayments and an increase of CHF 129 million in dividend repayments, offset by lower treasury share acquisitions. Cash flow used for financing activities increased to CHF 4,320 million in 1999 from CHF 3,213 million in 1998 due to the cash spent on the acquisition of treasury shares of CHF
1,919 million, compared to proceeds from sales of treasury shares of

CHF 722 million in 1998. In 2000, CHF 1,526 million was spent reducing debt compared to CHF 466 million in 1999 and CHF 2.3 billion in 1998.

    Overall net liquidity (cash, cash equivalents and marketable securities less financial debt) at December 31, 2000 compared to at December 31, 1999 was increased by CHF 1,783 million to CHF 14,461 million. Our net liquidity at December 31, 1999 compared to at December 31, 1998 increased by CHF
1,914 million to CHF 12,678 million from CHF 10,764 million at December 31,
1998.

    Free cash flow (defined as cash flow from operating activities minus net investment in tangible fixed, intangible and financial assets minus dividends paid to third parties) went down by CHF 1.7 billion to CHF 1.9 billion in 2000, due to the CHF 2.7 billion spent on acquiring
Famvir-Registered Trademark-/Denavir-Registered Trademark-. Excluding this, free cash flow would have increased by 28% to CHF 4.5 billion. Free cash flow went up by CHF 974 million to CHF 3.5 billion in 1999, principally due to the CHF
1.0 billion increase of cash flow from operations, which offset CHF 272 million in higher dividend payments.

    Our gross capital expenditure on tangible fixed assets at average rates of exchange for the 2000 financial year totaled CHF 1,353 million, compared to CHF 1,371 million in 1999 and CHF 1,577 million in 1998. This level of capital expenditure reflects the ongoing investment in production and research and development facilities. We intend to maintain spending at 2000 levels in 2001. We expect to fund these expenditures with internally generated resources.

    During 2000, we entered into a long-term research agreement with Vertex Pharmaceuticals Inc., to discover, develop and commercialize small molecule drugs. Under the agreement, we will provide research funding of CHF 328 million (approximately $200 million) over 6 years. Furthermore licence fees, milestone payments and reimbursements of CHF 656 million (approximately $400 million) or more are possible, subject to the outcome of the research according to predefined criteria.

    We entered into other long-term research agreements with various institutions where we will fund various research projects in the future totaling CHF 1,612 million in the aggregate at December 31, 2000. (See note 28 to the consolidated financial statements.) We expect to fund these long-term research agreements with internally generated resources.

    The transfer of CHF 3.3 billion of debt to Syngenta and the use of excess liquidity to repay financial debts resulted in total financial debts falling by CHF 3.9 billion over the year. As a result of these factors the year-end debt/equity ratio improved from 0.27:1 in 1999 to 0.16:1 in 2000.

    We have long-term financial debt principally in the form of bonds. At December 31, 2000, we had CHF 1,110 million in convertible bonds outstanding, compared with CHF 1,088 million at December 31, 1999. We had CHF 961 million in non-convertible bonds at December 31, 2000, down from CHF 1,574 million at December 31, 1999. For details on the maturity profile of debt, currency and interest rate structure, see note 10 to the consolidated financial statements. Our debt continues to be rated by Standard & Poors and Moodys respectively as AAA and Aaa for long-term maturities and A1+ and P1 for short-term debt. We consider our working capital to be sufficient for our present requirements.

    We use marketable securities and derivative financial instruments to manage the volatility of our exposures to market risk in foreign exchange, interest rates and market value of liquid investments. Our objective is to reduce, where appropriate, fluctuations in earnings and cash flows. We sell existing assets or transactions and future transactions (in the case of anticipatory hedges) we expect we will have in the future based on past experience. We therefore expect that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions.

    We use the Swiss franc as our reporting currency and are therefore exposed to foreign exchange movements in U.S. dollar, European, Japanese, other Asian and Latin American currencies. We enter into various contracts, which are impacted by currency movements. As a result various contracts are entered into to preserve the value of assets, commitments and anticipated transactions. Forward contracts and foreign currency option contracts are used to hedge certain anticipated foreign currency revenues and the net investments in certain foreign subsidiaries. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk", for additional information.

SHARE REPURCHASE PROGRAM

    On August 27, 1999, we announced our intention to repurchase shares in the open market for an amount of up to CHF 4 billion. The program was completed in January 2001. The program was wholly financed with our surplus liquidity. The acquired shares will be kept as treasury stock. During 2000, we increased our holding of treasury shares by 0.5 million to a total of 7.0 million treasury shares as of December 31, 2000, which is 10% of the total number of shares outstanding. A new share repurchase program of CHF 4 billion was announced on February 15, 2001. Shares acquired under this program will be cancelled.

CONVERTIBLE BONDS

    On October 6, 1995, Sandoz Capital BVI Ltd. (now Novartis Capital Ltd., "Novartis Capital"), Tortola, British Virgin Islands, an indirectly wholly owned subsidiary of the Company, issued a 2% Convertible Bond guaranteed by Sandoz AG due 2002 in the amount of $750 million. Each bond in the principal amount of $10,000 entitles the holder thereof to receive 9.6 of our shares. The number of shares deliverable upon conversion is subject to certain adjustments under certain circumstances. Due to the Syngenta spin-off, the conversion is only for our shares. Fractions of shares will not be delivered on conversion but cash payments in Swiss francs based on the then current market price of the shares will be made in respect thereof. The bonds may be converted up to and including September 30, 2002. As of December 31, 2000, bonds in the amount of
$717.8 million entitling their holders to a maximum of 689,186 shares were outstanding.

    On October 23, 1995, Novartis Capital issued a 1 1/4% Convertible Bond guaranteed by Sandoz AG due 2002 in the amount of CHF 750 million. Each bond in the principal amount of CHF 5,000 is convertible into 5 of our shares and due to the Agribusiness spin-off, also into 5 shares of Syngenta up to and including October 9, 2002. In case of a conversion, each bondholder will also receive an amount of CHF 239.95 per bond in cash. The conversion terms are subject to certain adjustments under certain circumstances. As of December 31, 2000, bonds in the amount of CHF 24.5 million entitling their holders to a maximum of 24,500 shares were outstanding.

5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

    Research and development spending amounted to CHF 4,657 million, CHF
4,246 million and CHF 3,906 million for the years 2000, 1999 and 1998, respectively. Our research and development policies are specific to each of our five business sectors. For a description of our research and development policies for the last three years, see "Item 4. Information on the Company--4.B Business Overview."

5.D TREND INFORMATION

    We expect to have five new products available in 2001:

    - Starlix-Registered Trademark- for Type-II diabetes, is in the process of being introduced in the United States and has been approved for marketing in the EU.

    - Zometa-Registered Trademark- (hypercalcemia of malignancy) has been filed in the U.S. and been granted marketing approval in the EU.

    - Zelmac-Registered Trademark- (irritable bowel syndrome), and

    - Xolair-Registered Trademark- (asthma and allergic rhinitis) are currently undergoing regulatory review.

    - Glivec-TM- (chronic meyloid leukemia) has been filed with the FDA and designated for priority review for certain indications.

    On the basis of our current performance and launch program, we will increase our marketing and sales investments in 2001 for new launches by an extra CHF
1 billion. As a result, a contraction in the Pharmaceuticals margin by approximately 2% is expected for the near term. Furthermore, on a restated basis the transfer of the Ophthalmics business unit from CIBA Vision will reduce our Pharmaceuticals margin by an additional 1% in 2001. The current level of investment in Pharmaceutical research and development, as a percentage of sales, will be maintained.

    The integration of Wesley Jessen should contribute to significant growth in CIBA Vision. Recently acquired businesses should also boost Generics, which is expected to achieve significant growth over the coming year.

    Our financial statements have been prepared in accordance with IAS, which differs in certain significant respects from U.S. GAAP. Details are contained in note 32 of the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A DIRECTORS AND SENIOR MANAGEMENT

    Our Board of Directors has the duties set forth under the Swiss Code of Obligations. The Board is ultimately responsible for the policies and management of the corporation and establishes the strategic, accounting, organizational and financial policies to be followed by the corporation. The Board further appoints the executive officers and the authorized signatories of the corporation and supervises the management of the corporation. Moreover, the Board is entrusted with preparing shareholders' meetings and carrying out shareholders' resolutions. The Board may, pursuant to its regulations, delegate the conduct of the day-to-day business operations to management.

    Certain information regarding our directors and senior management is set out below.

DIRECTORS

    DR. DANIEL VASELLA (AGE 47). Chairman of the Board of Directors, Chief Executive Officer of the Company and Head of the Executive Committee.
Dr. Vasella assumed the position of Chairman in April 1999, having served as President, Chief Executive Officer and Head of the Executive Committee since the Merger in December 1996. From 1995 until the Merger, Dr. Vasella was a member of the Sandoz Group Executive Committee and served as Chief Executive Officer of Sandoz Pharma Ltd. In that position he was responsible for managing all pharmaceutical activities of the Sandoz Group worldwide. Prior to his appointment as Chief Executive Officer of Sandoz Pharma Ltd., Dr. Vasella was Chief Operating Officer of Sandoz Pharma Ltd. Prior to that, he was Senior Vice President and Head of Worldwide Development, where he was responsible for the separation of research and development functions and the establishment of a matrix organization of international project teams and worldwide line functions. In 1993, Dr. Vasella was Head of Corporate Marketing of the former Sandoz Group. Dr. Vasella currently is a member of the Board of Directors of Credit Suisse Group, the Supervisory Board of Siemens AG in Munich, Germany and the International Board of Governors of the Perez Center for Peace in Tel Aviv, Israel. In addition, Dr. Vasella is also a member of several industry associations, including the International Business Leaders Advisory Council for the Mayor of Shanghai, a member of the Board of INSEAD (Institute Europeen d'Administration des Affaires, I.E., the European Institute for Business Administration), IMD (International Institute of Management Development) and a member of the Global Leaders for Tomorrow Group of the World Economic Forum in Davos, Switzerland. Dr. Vasella graduated with a Ph.D. in medicine from the University of Berne in 1980. He has published scientific papers on psychosomatics and central nervous system disorders and has lectured at the Universities of Berne and Fribourg, as well as other medical colleges and civic groups.

    PROF. DR. HELMUT SIHLER (AGE 70). Vice Chairman of our Board and Lead Director and a member of the Chairman's Committee. He has served in these positions since the Merger in December 1996. From 1983 until the Merger, he was a member of the Board of Directors and the Chairman's Committee of

CIBA-Geigy AG, and Vice Chairman of the Board since 1993. From 1980 to 1992, Prof. Sihler was Chairman of the Central Board of Management of Henkel KGaA in Dusseldorf, Germany, and has served as a member of the Shareholders' Committee of that company since 1992. Prof. Sihler also is Chairman of the Supervisory Boards of Deutsche Telekom AG, Bonn, Germany and Dr. Ing. H.c. F. Porsche AG in Stuttgart, Germany. Prof. Sihler serves as honorary professor for economics in Munster, Germany. Prof. Sihler studied philology and law in Graz, Austria and Vermont and graduated with a Ph.D. in philology and in law.

    HANS-JORG RUDLOFF (AGE 60).  Vice Chairman of our Board of Directors.
Mr. Rudloff has served in this position since the Merger in December 1996. From 1995 to 1996, Mr. Rudloff was Vice Chairman of the Board of Directors of Sandoz AG. He was elected a Director of Sandoz AG in 1994. Mr. Rudloff has been the Head of Investment Banking of the Barclays Group since 1998. From 1995 to 1998, he served as Chairman of Marcuard Cook & Cie and Chairman of MC-BBL. From 1989 to 1994, he was Chairman and Chief Executive Officer of Credit Suisse First Boston in London, UK, and also served as a member of the Executive Board of Credit Suisse Holding from 1993 to 1994. Mr. Rudloff also is a member of the boards of various companies, including Pargesa S.A. in Geneva, Switzerland and TBG (Thyssen-Bornemisza Group). He also serves on the Advisory Board of the Landeskreditbank in Baden Wurttemberg. Mr. Rudloff studied economics at the Universities of Berne and Grenoble and graduated in 1965.

    BIRGIT BREUEL (AGE 63). Director. Mrs. Breuel has served as a Director since the Merger in 1996 and prior to that, she was a Director of CIBA-Geigy AG since 1994. Since 1995, Mrs. Breuel has been acting as the General Commissioner and since 1997, she has been a member of the Executive Board for the World Exposition EXPO 2000 in Hannover, Germany. From 1990 to 1995, Mrs. Breuel was a member of the Board and from 1991 to 1995, she was President of the Treuhandanstalt, which was responsible for the privatization of the former East Germany's economy. From 1986 to 1990, she was Minister of Finance and from 1978 to 1986, Minister of Economy and Transport of the Land Niedersachsen (Lower Saxony), the second largest state of Germany. Mrs. Breuel also serves as a member of the Board of Gruner+Jahr AG in Hamburg, Germany and as a member of the Advisory Board of J.P. Morgan GmbH in Frankfurt, Germany. Mrs. Breuel studied politics at the Universities of Hamburg, Oxford and Geneva.

    PROF. DR. PETER BURCKHARDT (AGE 62). Director. Prof. Burckhardt has held this position since the Merger in December 1996. He has been Professor of Internal Medicine and Chairman of the Department of Internal Medicine at the University of Lausanne since 1982. He has done active research in metabolic bone disease, calcium metabolism, osteoporosis and clinical nutrition and has published over 200 articles and 150 abstracts in his fields of research. He also serves as the Head of Medical Service at the University Hospital of Lausanne since 1992. Prof. Burckhardt also serves as Chairman of the Board of National Osteoporosis Societies, trustee of the International Foundation of Osteoporosis and member of the Committee of Appeal of the Swiss Inter-Cantonal Office for the Control of Drugs. Until 1995, he was President of the Swiss Society of Internal Medicine and the Swiss Osteoporosis Association. Prof. Burckhardt graduated with a Ph.D. in medicine from the University of Basel in 1965.

    DR. HANS-ULRICH DOERIG (AGE 61). Director. Dr. Doerig has held this position since the Merger in December 1996. Since 1998, Dr. Doerig has served as Vice Chairman of the Executive Board and Chief Risk Officer of Credit Suisse Group. With the merger of the former Credit Suisse International and the former CS First Boston in 1997, he became Chief Executive Officer of Credit Suisse First Boston in Zurich. In 1996, he was appointed President of the General Management of Credit Suisse in Zurich, following the Credit Suisse Group restructuring. From 1993 to 1996, Dr. Doerig served as full-time Vice Chairman of the Board of Credit Suisse, heading the Credit and Finance Committee as well as the Audit Committee of the Board. Dr. Doerig is also Vice Chairman of the Board of the University of Zurich. In addition, he is the author of various publications and lectures at the University of Zurich and the Swiss Banking School in Zurich. Dr. Doerig studied economics and law at the University of St. Gallen and graduated with a Ph.D. in economics.

    WALTER G. FREHNER (AGE 67). Director. Mr. Frehner has served as a Director since the Merger and prior to that, as Director of CIBA-Geigy AG since 1994. From 1993 until his retirement in May 1996, Mr. Frehner served as Chairman of the Board of Directors of Swiss Bank Corporation, which merged with Union Bank of Switzerland in 1997. From 1987 to 1993, Mr. Frehner was President of the Executive Board of Swiss Bank Corporation, which he joined in 1958. From 1954 to 1957, he was an apprentice with the Bernese Cantonal Bank in Berne. Mr. Frehner is also a Director of Schindler Holding AG and Vice Chairman of the insurance company Baloise Holding AG, in Basel, Switzerland.

    WILLIAM W. GEORGE (AGE 58). Director. Mr. George has held this position since May 1999. He has been Chairman (since 1996) and Chief Executive Officer (since 1991) of Medtronic, Inc. in Minneapolis, Minnesota, where he also served as President and Chief Operating Officer from 1989 to 1991. Mr. George served as corporate Vice President of Honeywell from 1978 to 1989, and prior to that, President of Litton Microwave Cooking Products. Mr. George is also a member of the Boards of Directors of Dayton Hudson, Imitation, and Allina Health Systems. Mr. George received his BIE with high honors from Georgia Tech in 1964 and his MBA with high distinction from Harvard University in 1966.

    ALEXANDRE F. JETZER (AGE 60). Director. Mr. Jetzer has held this position since the Merger in 1996. From the Merger until 1999, he was a member of the Executive Committee and Head of International Coordination, Legal & Taxes of Novartis. From May 1995 to December 1996, he was Vice Chairman and Chief Executive Officer of Sandoz Corporation in New York, NY and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, NJ. From 1981 to 1995 he was a member of the Sandoz Group Executive Committee. He received a degree in law and economics from the University of Neuchatel in 1963 and 1967, respectively.

    PIERRE LANDOLT (AGE 53). Director. Mr. Landolt has held this position since the Merger, and prior to that, was a Director of Sandoz AG since 1986. He has been the President of the Sandoz family foundation since 1994. Mr. Landolt is a member of various boards, including Emasan AG, Basel, Switzerland; Curacao International Trust Company, Curacao and Parmigiani Mesure et Art du Temps, Fleurier, Switzerland. Mr. Landolt graduated with a Bachelor of Laws from the University of Sorbonne in Paris.

    HEINI LIPPUNER (AGE 67). Director and a member of the Chairman's Committee. Mr. Lippuner has served as Director of the Company since the Merger in December 1996 and as a member of the Chairman's Committee since April 1999. From 1986 to 1996, he was a member of the Executive Committee as well as Chief Operating Officer of the CIBA-Geigy Group. Mr. Lippuner is a member of the Boards of Directors of Credit Suisse Group, Buhler AG in Uzwil, Switzerland and Winterthur Insurance Ltd. in Winterthur, Switzerland. He also serves in a number of industry organizations.

    PROF. DR. ROLF M. ZINKERNAGEL (AGE 57). Director. Prof. Zinkernagel has held this position since May 1999. He has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich since 1992. Prof. Zinkernagel won the Nobel Prize for Medicine (Immunology) in 1996. He is a member of the Swiss Society of Allergy and Immunology (President, 1993 to 1994), the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, the International Society for Antiviral Research, the Scientific Advisory Board of Cytos in Zurich, CTL Toronto/Delaware and the Lombard Odier bank in Zurich. Prof. Zinkernagel graduated from the University of Basel with a Ph.D. in medicine in 1970.

EXECUTIVE OFFICERS

    DR. DANIEL VASELLA (AGE 47). Chief Executive Officer of Novartis and Head of the Executive Committee. For further information, see "--Directors."

    DR. RAYMUND BREU (AGE 55). Chief Financial Officer and a member of the Executive Committee. Dr. Breu has held these positions since the Merger in December 1996. Dr. Breu was Head of Group Finance and a member of the Sandoz Group Executive Committee from 1993 until December 1996. Prior to that, he served as Group Treasurer of the former Sandoz AG. Dr. Breu graduated from the Swiss Federal Institute of Technology in Zurich with a Ph.D. in mathematics in 1971.

    THOMAS EBELING (AGE 42). Chief Operating Officer of Novartis Pharmaceuticals (since December 1999) and member of the Executive Committee (since September 1998). From September 1998 to December 1999, Mr. Ebeling was Chief Executive Officer of Novartis' Consumer Health Division. Prior to that, he was Chief Executive Officer of Novartis' global nutrition operations, a position he assumed in December 1997. Mr. Ebeling joined Novartis in May 1997 as General Manager of Novartis Nutrition for Germany and Austria and was responsible for the management of three business units: Medical Nutrition, Health and Functional Nutrition and OTC. Before joining Novartis, Mr. Ebeling worked for Pepsi-Cola Germany for six years, during which he served in various capacities: from 1996 to 1997, he was General Manager of Pepsi-Cola in Germany, responsible for the restructuring and streamlining of the organization and the introduction of several new products; from 1994 to 1996, he served as National Sales and Franchise Director and before that as Marketing Director for Germany and Austria. Mr. Ebeling graduated with a degree in psychology from the University of Hamburg, Germany in 1986.

    AL PIERGALLINI (AGE 54). Chief Executive Officer of Novartis Consumer Health and member of the Executive Committee. Mr. Piergallini assumed these positions in December 1999. Prior to that, he was President and Chief Executive Officer of Novartis Consumer Health North America. Before that, he was Chairman, President and Chief Executive Officer of Gerber Products Company. He joined Gerber in 1989 as President and Chief Operating Officer. Mr. Piergallini has more than 30 years of marketing, sales and operating experience with leading consumer goods companies. He holds an MBA in Finance and Marketing from the University of Chicago and a B.A. in Economics from Lafayette College.

    DR. URS BARLOCHER (AGE 58). Head of Legal and General Affairs and a member of the Executive Committee. Mr. Barlocher has held these positions since
June 1999. From December 1996 until May 1999, he was Head of Corporate Legal, Taxes and Insurance. From 1995 until the Merger, Dr. Barlocher served as Chairman of the Board of Sandoz Deutschland GmbH (Germany) and Biochemie GmbH (Austria). Prior to that, he was Chief Executive Officer of Sandoz Pharma Ltd. for three years. Dr. Barlocher graduated from the University of Basel with a Ph.D. in law in 1971.

    NORMAN C. WALKER (AGE 48). Head of Human Resources since May 1998 and a member of the Executive Committee since June 1999. Before joining Novartis,
Mr. Walker worked for Kraft Jacobs Suchard in Zurich for seven years, where he was responsible for human resource activities for commercial and manufacturing operations in 26 countries. Mr. Walker has a degree in Business Studies from the University of Brighton and attended the ISMP from Harvard Business School.

    DR. GILBERT WENZEL (AGE 45). Head of Strategic Planning and a member of the Executive Committee since November 2000. Prior to joining us, Mr. Wenzel spent fifteen years with McKinsey & Company, where he was a member of the European Leadership Group of the Pharma/Healthcare Sector and a leading member of the European New Venture Initiative, which provides consultancy services to venture capital firms and start-ups. From 1981 to 1985, he was consultant to Hoechst AG regarding global strategies for generics and over-the-counter medicines in Germany. Dr. Wenzel has a degree in Pharmaceutical Sciences and earned a PhD in economics.

    DR. GLEN BRADLEY (AGE 56).  Chief Executive Officer of CIBA Vision.
Dr. Bradley has held this position since 1990. Dr. Bradley is responsible for all aspects of CIBA Vision's worldwide contact lens and lens care operations, and through December 31, 2000, our ophthalmic pharmaceuticals business. Prior to becoming the Chief Executive Officer of CIBA Vision, Dr. Bradley headed the U.S. operations of CIBA Vision, which he joined in 1986. Dr. Bradley joined the former Geigy Chemical Company in 1969 and held senior management responsibilities in the agricultural, plastics and additives, and electronic equipment divisions of the former CIBA-Geigy Corporation. Dr. Bradley holds a Ph.D. in chemical engineering from Louisiana State University and received an MBA in finance/marketing from the University of Connecticut.

    HANS-BEAT GURTLER (AGE 53). Head of Novartis Animal Health. Mr. Gurtler has held this position since the Merger in December 1996. From 1990 to 1996, he was the Head of the Animal Health Sector of the former CIBA-Geigy Group. Before that, he had served as the Head of the former CIBA-Geigy's Animal Health Sector in the Northern hemisphere for eight years. Mr. Gurtler graduated with a diploma in commerce in 1966 and joined CIBA-Geigy AG in 1969.

    DR. OSWALD SELLEMOND (AGE 67). Chief Executive Officer of Novartis Generics. Dr. Sellemond has held this position since the Merger in December 1996. Since 1990, he has been Chief Executive Officer of Biochemie GmbH in Kundl, Austria, formerly a division of the Sandoz Group, and in 1999 he became Chairman of Biochemie GmbH. From 1979 to 1989, he served as a member of the Executive Committee of Biochemie GmbH in Kundl, Austria where he was responsible for technical operations, safety and environmental protection and quality control. Dr. Sellemond received a Ph.D. in technical chemistry in 1957 from the University for Technical Sciences in Graz, Austria.

    None of the above officers have any family relationship with any director or any other executive officer of Novartis. Executive officers are elected by the Board for an indefinite term of office and may be removed by the Board at any time. None of the above executive officers were appointed pursuant to an arrangement or understanding between such officer and the Board or any member or members thereof.

6.B COMPENSATION

    Our compensation programs are designed to attract, develop, retain and motivate the high caliber of executives, managers and associates that are critical to the long-term success of the business. Globalization of labor markets and a "war for talent" have led to a rapid narrowing of the gap between U.S. and EU principles of compensation with a clear focus on long-term, equity based forms of programs.

    Overall, the intent of the programs is to provide compensation opportunities that:

    - are comparable to the opportunities provided by a selected group of similarly high-performing growth companies in our industry;

    - support a high performance environment and allow high performers to achieve superior rewards; and

    - align executive, management and associates interest with the aim of creating shareholder value.

    The key compensation programs are designed to be fully competitive with the marketplace. Base salary is targeted at a median of comparable companies in our industry, annual cash incentive awards are based on company and individual performance, and long-term incentive awards are comprised of stock options and other forms of equity participation.

    Senior management compensation programs strongly encourage significant levels of stock ownership and put a high portion of total compensation at risk, subject to individual and company performance and the appreciation of our shareholder value.

    The aggregate amount of compensation expensed in 2000 by us in respect of our directors and senior management for services in all capacities, including former directors and senior management who left Novartis in 2000 pursuant to the spin-off of Syngenta, as well as senior managers who retired during 2000, was CHF 29.4 million, of which CHF 13.8 million was salaries and CHF 9.0 million was for cash bonuses (to executive officers only). CHF 6.6 million was set aside for pension, retirement and similar benefits.

    Senior management as a group also were granted, free of charge, an aggregate of 2,136 of our shares in 2000, which had a fair market value as of December 29, 2000 of CHF 6.16 million, in recognition of their performance in concluding the spin-off of Novartis Agribusiness and its merger into Syngenta. These shares vest between December 31, 2001 and January 4, 2010. If a current executive officer leaves our employ prior to December 31, 2003, unvested shares will be forfeited.

NOVARTIS STOCK OPTION PLAN

    As part of our compensation strategy, we implemented a Stock Option Plan in 1997 according to which directors, executive officers and other selected employees of Novartis (collectively, the "Participants") are granted options to purchase shares of the Company. Currently there are approximately 940 Participants. The Participants are determined each year by the Stock Option Committee. The options under the Novartis Stock Option Plan are granted both as a recognition for past performance as well as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and thus provide the Participants with a long-term incentive to improve the Group's profitability and success. If a Participant voluntarily leaves the employ of Novartis, options not yet vested will generally forfeit. The options under the Novartis Stock Option Plan are granted free of charge and entitle the holder thereof to exercise the options during the exercise period, I.E., after the lapse of a vesting period until the end of the term of the options. The options may be exercised either by converting them for one share per option against payment of a pre-determined exercise price or by selling the options to the market maker or a third party. Novartis is only informed if the options are converted, but not if a Participant sells his/her options to the market maker or a third party. If options are converted, the market maker will deliver to the Participant such number of shares as options have been converted against payment of the aggregate exercise price. The shares delivered by the market maker upon conversion of the options will not be newly issued shares, but will be issued and outstanding shares.

    Under the 2000 Novartis Stock Option Plan, 16,471 Novas10 options were granted to directors and senior management on March 7, 2001 including former directors and senior management who left Novartis in 2000 pursuant to the Syngenta spin-off, as well as senior managers who retired during 2000. The exercise price of Novas10 Options is CHF 2,800 and the options may be converted at any time between March 10, 2003 and March 7, 2010.

NOVARTIS STOCK APPRECIATION RIGHTS PLAN

    In 1997, the Compensation Committee approved the Novartis Stock Appreciation Rights Plan ("SAR-Plan") for selected employees. The directors and senior management as a group were granted a total of 199,120 SARs in 2000. All SARs were granted free of charge and have an exercise price of U.S.$31.22. The SARs may be exercised from March 7, 2003 to March 7, 2010. SAR holders are entitled to receive the difference in U.S. dollars between the exercise price and the fair market value of the Novartis ADSs as reported by the Company's Depositary, Morgan Guaranty Trust Co. of New York, at the close of business on the date of exercise. As of March 30, 2001, the fair market value of a Novartis ADR evidencing one ADS stood at $39.33.

NOVARTIS STOCK PROGRAMS

    In 2000, a new management long-term performance plan and a restricted stock program were established. The grants in relation to these programs are designed to foster long-term participation for eligible employees by aligning their contribution to our long-term performance. Under the long-term performance plan, a total of 3,897 shares and 16,890 ADSs were granted to directors and senior management in 2001. There were no grants to directors and senior management in 2000 under the restricted stock program.

LEVERAGED STOCK SAVINGS PROGRAM

    In 2001, a new bonus compensation program was offered to certain senior executives, who may now choose between a cash bonus or a bonus in shares. All shares granted under this plan have a 5-year vesting period. At the end of the vesting period, Novartis will match the bonus taken in shares on a one-for-one basis. Under this leveraged stock savings program, 3,896 shares were granted for 2000 to directors and senior management.

6.C BOARD PRACTICES

    The table below shows the terms of office of the Company's Board of
Directors:

NAME                                                          START OF TERM   END OF TERM
----                                                          -------------   -----------
Dr. Daniel Vasella (Chairman)...............................      1996           2004
Prof. Dr. Helmut Sihler (Vice Chairman and Lead Director)...      1996           2004
Hans-Jorg Rudloff (Vice Chairman)...........................      1996           2004
Birgit Breuel...............................................      1996           2001
Prof. Dr. Peter Burckhardt..................................      1996           2002
Dr. Hans-Ulrich Doerig......................................      1996           2002
Walter G. Frehner...........................................      1996           2001
William W. George...........................................      1999           2003
Alexandre F. Jetzer.........................................      1996           2001
Pierre Landolt..............................................      1996           2002
Heini Lippuner..............................................      1996           2002
Prof. Dr. Rolf M. Zinkernagel...............................      1999           2003

    We have service contracts for Board Members which are customary under Swiss law and do not provide for benefits on termination.

AUDIT COMMITTEE

    Our Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities. It maintains a working relationship with the Board of Directors, management and the internal and external auditors and has oversight responsibilities for internal control, exercised through reports from, and discussions with, management and internal and external auditors. Members are appointed for four year terms of office and are independent of us. Current members of the Audit Committee are Prof. Dr. Helmut Sihler, Birgit Breuel and Dr. Hans-Ulrich Doerig.

COMPENSATION COMMITTEE

    The Compensation Committee of our Board of Directors is composed of the Chairman and three other non-employee, independent directors. The Compensation Committee meets on a regular basis and reviews, recommends and approves changes to our compensation policies and programs. It is also responsible for reviewing and approving compensation actions for the Executive Committee and other selected key executives as deemed appropriate. The Compensation Committee from time to time seeks outside expert advice to support recommendations and decisions.

    Current members of the Compensation Committee are Dr. Daniel Vasella, Hans-Jorg Rudloff, Prof. Dr. Helmut Sihler and William W. George.

6.D EMPLOYEES

    On average during 2000, we had 69,068 employees group-wide, including 26,459 employees in the Americas, 30,711 in Europe and 11,898 in Asia, Africa and Australia. A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

    The table below sets forth the breakdown of average full time equivalent employees by main category of activity and geographic area for the past three years. Year 2000 has been adjusted to exclude employees of the discontinuing Agribusiness sector.

FOR THE YEAR ENDED DECEMBER 31,                                MARKETING
2000                             RESEARCH &    PRODUCTION &        &           GENERAL &
(FULL TIME EQUIVALENTS)          DEVELOPMENT      SUPPLY      DISTRIBUTION   ADMINISTRATION    TOTAL
-------------------------------  -----------   ------------   ------------   --------------   --------
Europe........................      5,627          9,961          9,461          5,662         30,711
The Americas..................      2,957          9,656         10,941          2,905         26,459
Asia/Africa/ Australia........        674          3,691          6,537            996         11,898
TOTAL.........................      9,258         23,308         26,939          9,563         69,068

FOR THE YEAR ENDED DECEMBER 31,                                MARKETING
1999                             RESEARCH &    PRODUCTION &        &           GENERAL &
(FULL TIME EQUIVALENTS)          DEVELOPMENT      SUPPLY      DISTRIBUTION   ADMINISTRATION    TOTAL
-------------------------------  -----------   ------------   ------------   --------------   --------
Europe........................      7,881         13,234         11,782           7,379        40,276
The Americas..................      4,230         10,170         10,422           3,232        28,054
Asia/Africa/ Australia........      1,086          4,157          7,371           1,515        14,129
TOTAL.........................     13,197         27,561         29,575          12,126        82,459

FOR THE YEAR ENDED DECEMBER 31,                                MARKETING
1998                             RESEARCH &    PRODUCTION &        &           GENERAL &
(FULL TIME EQUIVALENTS)          DEVELOPMENT      SUPPLY      DISTRIBUTION   ADMINISTRATION    TOTAL
-------------------------------  -----------   ------------   ------------   --------------   --------
Europe........................      8,021         14,812         11,133           7,718        41,684
The Americas..................      4,257         10,492         11,177           3,499        29,425
Asia/Africa/Australia.........      1,086          4,845          7,217           1,578        14,726
TOTAL.........................     13,364         30,149         29,527          12,795        85,835

6.E SHARE OWNERSHIP

DIRECTORS AND SENIOR MANAGEMENT SHARE OWNERSHIP

    The aggregate amount of our shares held by current directors and senior management as of March 30, 2001, based on information available to us, was 20,499 shares. The aggregate amount of our options, including other information regarding the options, held by current directors and senior management as of March 30, 2001, is set forth below:

                              AMOUNT OF       EXERCISE   PURCHASE                       TOTAL NUMBER
                          SHARES CALLED FOR    PRICE      PRICE                          OF OPTIONS
TITLE OF OPTIONS           BY THE OPTIONS      (CHF)     (IF ANY)    EXPIRATION DATE        HELD
------------------------  -----------------   --------   --------   -----------------   ------------
Novas07 Options.........       1               1,710       0         January 15, 2007       6,752(1)
Novas08 Options.........       1               2,734       0         January 16, 2008       7,718
Novas09 Options.........       1               2,053       0           March 10, 2009      16,689
Novas10 Options.........       1               2,800       0            March 7, 2010      14,939
                                                                                           ------
  TOTAL NOVARTIS
    OPTIONS.............                                                                   46,098
                                                                                           ------

1995 Sandoz Options.....       1               1,213       0             May 12, 2001         466
1996 Sandoz Options.....       1               1,402       0        December 12, 2001         834
                                                                                           ------
  TOTAL SANDOZ
    OPTIONS.............                                                                    1,300
                                                                                           ------

  TOTAL.................                                                                   47,398
                                                                                           ======

-------------

(1) Novas07 options became vested and freely tradeable on April 8, 2000. Of the total number of Novas07 options currently outstanding, some may have been traded and thus no longer held by a director or member of senior management.

NOVARTIS EMPLOYEE OWNERSHIP PLAN

    Pursuant to the Novartis Employee Ownership Plan, which was approved by the Board of Directors in 1998, all employees of Swiss subsidiaries are entitled to purchase three shares at a predetermined discount price of currently CHF 500 per share after each full year of service. Two shares are freely disposable, the third must be deposited with us until the person concerned leaves us or at the latest until retirement. Employees are required to immediately buy the shares to which they have become entitled. During 2000, 1999 and 1998, an aggregate of 35,738, 38,860 and 40,582 shares, respectively were acquired by employees under this plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A MAJOR SHAREHOLDERS

    Based on our share register, we believe we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements the operation of which may result in a change of control.

    As of December 31, 2000, our registered share capital was CHF 1,442,602,340, divided into 72,130,117 shares with a nominal value of CHF 20 each, with 79% of the registered shares held in Switzerland. Based on our share register, we believe that approximately 8% of our shares are held in the U.S. Since certain of the shares are held by brokers or other nominees, the above numbers are not representative of the actual number of U.S. and Swiss persons who are beneficial owners.

    As of December 31, 2000 no person or entity was the owner of more than 5% of the shares, whether or not the voting rights of such shares were exercisable. Our largest shareholders, owning between 2% and 5% of our share capital, are the Emasan group (3.84%) and Swiss Life Insurance and Pension Company (2.12%). In 1999, these shareholders held 3.94% and 2.36% respectively. Both of these shareholders are entered in the share register as shareholders with voting rights for their entire shareholdings. The largest nominee shareholder with voting rights is Chase Manhattan (6.6%), which entered into a nominee agreement with us and disclosed the names, addresses and number of shares of the beneficial owners for whose account it holds the shares. No other nominee shareholders nor any beneficial owner known to us holds more than 2% of the Company's share capital.

7.B RELATED PARTY TRANSACTIONS

    The Novartis Group has formed certain foundations with the purposes of advancing employee welfare, employee share participation, research and charitable contributions. The charitable foundations foster health care and social development in rural countries, and conduct agricultural development and research. The foundations are autonomous, and their boards are responsible for administering the foundations in accordance with the foundations' purpose and applicable law.

    The employee share participation foundations have not been included in our consolidated financial statements prepared under IAS as the International Accounting Standards Committee, Standing Interpretations Committee No. 12 exempts post-employment and equity compensation plans from its scope. The total assets of these foundations as of December 31, 2000 included 2.5 million shares of Novartis AG with a market value of CHF 7.0 billion. As of December 31, 1999, their assets totaled CHF 4.9 billion and included 2,243,520 Novartis shares with a fair market value of CHF 5.2 billion. These foundations are consolidated under U.S. GAAP and are included as a reconciling item in the U.S. GAAP reconciliation.

    In 2000 the Group granted short-term loans totaling CHF 936 million to these employee welfare foundations, received short-term loans totaling CHF
241 million from them and sold 35,000 Novartis shares to them at market rates. In 1999, we granted short-term loans totaling CHF 330 million to the foundations, received short-term loans totaling CHF 192 million from them and sold 277,000 Novartis shares to them at market rates. In 1998, we sold to these foundations marketable securities to cover option obligations of these foundations at market values for a total of CHF
218 million realizing a gain of CHF 160 million and 244,000 Novartis shares at market rates.

    In addition, there are approximately thirty other foundations that were established for charitable purposes that have not been consolidated, as the Group does not receive a benefit therefrom. As of December 31, 2000 these foundations held approximately 158,000 shares of Novartis with a cost of approximately CHF 40 million. See notes 5, 25 and 26 to the consolidated financial statements for disclosure of other related party transactions and balances.

7.C INTERESTS OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8.  FINANCIAL INFORMATION

8.A CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

8.A.1  See Item 18.

8.A.2  See Item 18.

8.A.3  See Report of Independent Accountants, page F-1.

8.A.4  We have complied with this requirement.

8.A.5  Not applicable.

8.A.6  Not applicable.

8.A.7  LEGAL PROCEEDINGS.

    We are involved in a number of legal proceedings and claims incidental to the normal conduct of our businesses, relating to such matters as product liability, patent infringement, anti-trust, licensing, environmental claims and other matters. Although the outcome of these claims, legal proceedings and other matters in which we are involved cannot be predicted with any certainty, we do not believe that any liability resulting from the resolution of any such claim or proceeding would have a material adverse effect on our financial condition, results of operations or cash flow.

    We also maintain general liability insurance, including product liability insurance, covering claims on a world-wide basis with coverage limits and retention amounts which management believes to be adequate and appropriate in light of our businesses and the risks to which they are subject.

8.A.8  DIVIDEND POLICY.

    Subject to the dividend policy described below, our Board of Directors expects to recommend the payment of a dividend in respect of each financial year. Dividends will be payable following the end of the relevant financial year, if approved by our shareholders at the relevant annual ordinary shareholders' meeting, which will normally be held in March or April. Any person who is recorded in the share register on the date notice of a shareholders' meeting is given shall be deemed to be entitled to receive dividends and, in bonus issues, new shares, and to exercise shareholders' preemption rights to participate in issues of securities. Dividends are reflected in our financial statements in the year in which they are approved by our shareholders.

    Our Board's stated policy is that, in the long term, the size of the dividend should be geared to our growth in earnings. All future dividends paid by us will depend upon our financial condition, results of operations and other factors.

    Because dividends are paid by us in Swiss francs, exchange rate fluctuations will affect the U.S. dollar amounts received by holders of ADSs.

8.B SIGNIFICANT CHANGES

    On March 23, 2001, our shareholders approved a reduction in the nominal value of the shares subject to a change in Swiss law which we believe will occur in May 2001. This decision will permit us to split our shares by a factor of 40.

ITEM 9.  THE OFFER AND LISTING

9.A LISTING DETAILS

    The principal trading market for our shares is the SWX Swiss Exchange (the "SWX"). Since 1996, the shares have also been quoted on London's SEAQ International. The American Depositary Shares ("ADS") program has existed since December 1996, and was established pursuant to a Deposit Agreement entered into between us and Morgan Guaranty Trust Co. as Depositary (the "Deposit Agreement"). Our ADSs in the U.S. are traded under the symbol "NVS".

    The table below sets forth, for the periods indicated, the high and low closing sales prices in Swiss francs for our shares traded on the SWX and in U.S. dollars for the ADSs traded on the NYSE and, before our NYSE listing in May, 2000 on the over-the-counter markets. The data below reflects price and volume information for trades completed by members of the SWX during the day as well as for inter-dealer trades completed off the SWX and certain inter-dealer trades completed during trading on the previous business day.

                                                    SHARES                                             ADSS
                               ------------------------------------------------  ------------------------------------------------
                                        HIGH                      LOW                     HIGH                      LOW
                               -----------------------  -----------------------  -----------------------  -----------------------
                                               (CHF PER SHARE)                                     ($ PER ADS)
ANNUAL INFORMATION FOR THE
  PAST FIVE YEARS
2000.........................                    2,956                    1,989                    44.94                    34.63
1999.........................                    2,918                    1,707                    53.13                    34.63
1998.........................                    2,774                    1,932                    53.25                    35.50
1997.........................                    2,525                    1,435                    44.25                    25.44
1996.........................                    1,466                    1,459                       --                       --

QUARTERLY INFORMATION FOR THE
  PAST TWO YEARS

2000
First Quarter................                    2,367                    1,989                    36.38                    28.62
Second Quarter...............                    2,597                    2,248                    39.12                    33.08
Third Quarter................                    2,708                    2,526                    39.61                    35.03
Fourth Quarter...............                    2,956                    2,650                    44.94                    36.68

1999
First Quarter................                    2,530                    2,350                    52.25                    39.75
Second Quarter...............                    2,895                    2,185                    42.68                    35.56
Third Quarter................                    2,418                    2,119                    38.25                    34.93
Fourth Quarter...............                    2,528                    2,177                    40.00                    35.50

MONTHLY INFORMATION FOR MOST
  RECENT SIX MONTHS
October 2000.................                    2,787                    2,659                    38.57                    36.68
November 2000................                    2,837                    2,650                    40.81                    37.23
December 2000................                    2,956                    2,730                    44.94                    40.13
January 2001.................                    2,975                    2,610                    46.88                    40.25
February 2001................                    2,830                    2,735                    42.89                    41.14
March 2001...................                    2,897                    2,493                    44.30                    34.60

    Fluctuations in the exchange rate between the Swiss franc and the U.S. dollar will affect the U.S. dollar equivalent of the Swiss franc price of the shares on the SWX.

    The average daily volumes traded on the SWX for the years 2000, 1999 and 1998 were 166,202, 179,957 and 201,899, respectively. These numbers are based on total annual turnover statistics supplied by the SWX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers.

    A 2-for-1 share split for the ADSs was affected on May 11, 2000. On March 30, 2001, the closing sales price per share on the SWX was CHF 2,709 (approximately $1,652 per share) and the ADS price was $39.33.

9.B PLAN OF DISTRIBUTION

    Not applicable.

9.C MARKET

    The principal trading market for our shares is the SWX. Since 1996, our shares have also been quoted on SEAQ International.

    American Depositary Shares ("ADSs"), each representing one-fortieth of a share, have been available in the U.S. through an American Depositary Receipts ("ADR") program since December 1996, which was established pursuant to a Deposit Agreement entered into between the Company and Morgan Guaranty Trust Co. as Depositary. ADSs in the U.S. are traded on the New York Stock Exchange under the symbol "NVS." The Depositary informed us that as of February 28, 2001, there were in issue ADSs representing approximately 70,744,280 million ADSs or approximately 1,768,607 shares (approximately 2% of all shares). See "Item 9. The Offer and Listing--9.A. Offer and Listing Details--American Depositary Receipts."

9.D SELLING SHAREHOLDERS

    Not applicable.

9.E DILUTION

    Not applicable.

9.F EXPENSES OF THE ISSUE

    Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

10.A  SHARE CAPITAL

    Not applicable.

10.B  MEMORANDUM AND ARTICLES OF ASSOCIATION

    Set forth below is a summary of the material provisions of our Articles of Association (the "Articles") and the Swiss Code of Obligations relating to the shares. This description does not purport to be complete and is qualified in its entirety by reference to Swiss statutory law and to the Articles.

SHARES

    We have one class of registered shares with a nominal value of CHF 20 each. The shares are fully paid-up and non-assessable.

    Each share carries one vote at the shareholders' meeting. Voting rights may be exercised only after a shareholder has been recorded in the share register as a shareholder with voting rights. Registration with voting rights is subject to certain restrictions. See "--Transfer of shares" and "--Shareholders' Meeting."

    We may issue certificates representing several shares which may be exchanged at any time for smaller portions or individual share certificates. With the consent of the owner of the shares, we may renounce the printing and delivery of share certificates.

CAPITAL STRUCTURE

    Our share capital is CHF 1,442,602,340 divided into 72,130,117 fully paid-up registered shares, with a nominal value of CHF 20 each.

    As of December 31, 2000, we (including some foundations which are independent from Novartis under Swiss company law, but which, for purposes of this annual report, have been included as a U.S. GAAP adjustment in the reconciliation from IAS to U.S. GAAP) hold 9,413,392 shares in treasury, out of which 5,076,492 shares qualify as treasury shares in the sense of the Swiss Code of Obligations. See "--Repurchase of shares."

SHARE REGISTER AND VOTING RESTRICTIONS

    Shares represented by a certificate and individually held are transferred by an endorsement. Shares not represented by a certificate, and shares represented by a certificate in a common deposit, are transferred by assignment. The transfer of such shares not represented by a certificate is effected by corresponding entry in the books of a bank or depositary institution following an agreement in writing by the selling shareholder and notification of such assignment to us by the bank or the depositary institution. In each case, the transfer of shares further requires that the purchaser file a share registration form in order to be registered in our share register as a shareholder with voting rights. Failing such registration, the purchaser may not vote at, or participate in, shareholders' meetings.

    No shareholder may be registered as a shareholder with voting rights in respect of more than 2% of the share capital as set forth in the commercial register. If a shareholder holds more than 2% of Novartis' shares, such shareholder will be recorded in the share register for the excess shares as a shareholder without voting rights. For purposes of this 2% rule, groups of companies and groups of shareholders acting in concert are considered to be one shareholder.

    Subject to the foregoing restriction, a shareholder will be registered in the share register as a shareholder with voting rights upon disclosure of its name, domicile, address and citizenship (in case of legal entities the registered office). However, we may decline a registration with voting rights if the shareholder does not explicitly declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such declaration, it will be registered as a shareholder without voting rights.

    The Board of Directors may register nominees to hold voting rights for up to 0.5% of the share capital. Nominees are persons who do not explicitly declare in the request for registration to hold the shares for their own account. Shares held by a nominee that exceed the limit of 0.5% may be registered in the share register if the nominee discloses the names, addresses and the number of shares held by each person for whom it holds 0.5% or more of the share capital, provided the nominee has entered arrangement with us to provide this information. We have agreed, pursuant to the Deposit Agreement, to register the Depositary or its nominee or the Custodian or its nominee (but no individual holders), as the case may be, in our share register as holding voting rights with respect to shares deposited with the Custodian up to a limit of 5% of our share capital for the benefit of the holders of ADSs.

    The Board of Directors may, on a case by case basis, allow exceptions from both the 2% rule for shareholders and the 0.5% rule for nominees. The Board may delegate this power.

    There are no limitations under Swiss law or our Articles on the right of non-Swiss residents or nationals to own or vote shares other than those applicable to shareholders generally.

SHAREHOLDERS' MEETINGS

    Under Swiss law, an annual ordinary shareholders' meeting must be held within six months after the end of a corporation's financial year. Shareholders' meetings may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if so requested by shareholders holding an aggregate of at least 10% of the registered share capital. Shareholders holding shares with a nominal value of at least
CHF 1,000,000 (I.E., 50,000 shares of the Company) have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting. A shareholders' meeting is convened by publishing a notice in the Swiss Official Commercial Gazette (SCHWEIZERISCHES HANDELSAMTSBLATT) at least 20 days prior to such meeting. Shareholders may also be informed by mail.

    There is no provision in the Articles requiring a quorum for the holding of a shareholders' meeting.

    Shareholders' resolutions generally require the approval of the majority of the votes present at a shareholders' meeting (I.E., abstentions have the effect of votes against the resolution). Shareholders' resolutions requiring a vote by such "absolute majority" include amendments to the Articles, elections of directors and statutory auditors, approval of the annual report and the annual accounts, setting the annual dividend, decisions to discharge directors and management from liability for matters disclosed to the shareholders' meeting, and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting.

    A resolution passed at the shareholders' meeting with a supermajority of at least two-thirds of the votes present at such meeting is required for: (1) an alteration of the purpose of the Company; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, for the purpose of an acquisition of property and the grant of special rights; (6) a restriction or an elimination of preemptive rights of shareholders; (7) a change in the place of incorporation; or (8) the dissolution of the Company without liquidation (E.G., by a merger). In addition, the introduction or abolition of any provision in the Articles providing for a supermajority must be resolved in accordance with such supermajority voting requirements.

    At shareholders' meetings, shareholders can be represented by proxy. However, such proxy must either be the shareholder's legal representative, another shareholder with the right to vote, a proxy appointed by the Company, an independent representative nominated by the Company, or a depositary. Votes are taken by a show of hands unless the shareholders' meeting resolves to have a ballot or such ballot is ordered by the chairman of the meeting.

NET PROFIT AND DIVIDENDS

    Swiss law requires that at least 5% of the annual net profits of a corporation be retained as general reserves for so long as these reserves amount to less than 20% of the corporation's registered share capital. The articles of a corporation may provide for further mandatory reserves. The Articles of the Company do not contain any such provision for further reserves.

    Under Swiss law, dividends may be paid only if the Company has sufficient distributable retained earnings from previous business years, or if the reserves of the Company are sufficient to allow distribution of a dividend. In either event, dividends may only be paid after approval by the shareholders' meeting. The Board of Directors may propose that a dividend be paid, but cannot itself set the dividend. The Company's auditors must confirm that the dividend proposal of the Board conforms with the Swiss Code of Obligations and the Articles. In practice, the shareholders' meeting usually approves the dividend proposal of the Board of Directors. The Board of the Company intends to propose a dividend once a year. See "Item 3. Key Information--3.A. Selected Financial Data--Cash Dividends per Share."

    Dividends are usually due and payable immediately after the shareholders' resolution relating to the allocation of retained earnings has been passed. Under Swiss law, the statute of limitations in respect of dividend payments is five years. For information about deduction of the withholding tax, see "Item
10. Additional Information--10.E Taxation."

PREEMPTIVE RIGHTS

    Under Swiss law, any issuance of shares is subject to prior approval of the shareholders' meeting. Shareholders of a Swiss corporation have certain preemptive rights to subscribe for newly issued shares in proportion to the nominal value of the shares they already hold. A resolution adopted at a shareholders' meeting with a supermajority may, however, limit or suspend preemptive rights in certain limited cases.

BORROWING POWER

    Neither Swiss law nor the Articles restrict in any way the Company's power to borrow or raise funds. The decision to borrow funds is taken by, or under the direction of, the Company's Board of Directors, and no shareholders' resolution is required.

CONFLICT OF INTERESTS

    Swiss law does not have a general provision on conflicts of interests. However, the Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on such persons. This rule is generally interpreted to mean that directors and members of senior management are disqualified from participating in decisions which affect them personally. Directors and officers are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any other persons associated with them, other than payments at arm's length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

REPURCHASE OF SHARES

    Swiss law limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient free reserves equal to the purchase price paid, and if the aggregate nominal value of all such shares held by us and our subsidiaries does not exceed 10% of the nominal value of our share capital. Furthermore, we must create a special reserve on the Company's balance sheet in the amount of the purchase price of the acquired shares. Such shares held by us or our subsidiaries do not carry any rights to vote at the shareholders' meeting, but are entitled to the economic benefits generally connected with the shares. It should be noted that the definition of what constitutes subsidiaries, and therefore, treasury shares, for purposes of the above described reserves requirement and voting restrictions differs from the definition included in the consolidated financial statements, which requires consolidation for financial reporting purposes of special purpose entities, irrespective of their legal structure, in instances where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Furthermore, we may repurchase shares for the purpose of capital reduction which must be voted by the Annual General Meeting.

NOTICES

    Notices to shareholders are validly made by publication in the Swiss Official Commercial Gazette. The Board of Directors may designate further means of communication for publishing notices to the shareholders.

    Notices required under the listing rules of the SWX will be published in two Swiss newspapers in German and French. The Company or the SWX may also disseminate the relevant information on the online exchange information system.

PURPOSE, DURATION, LIQUIDATION, MERGER

    The business purpose of the Company as stated in the Articles is to hold interests in enterprises, particularly in the area of health care, nutrition, physics or related areas. The Company may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland and abroad.

    The duration of the Company is unlimited. The Company may be dissolved at any time by a shareholders' resolution. In case of a dissolution by way of liquidation, such resolution requires the approval of the majority of votes present at the shareholders' meeting. In case of a dissolution without liquidation, at least two-thirds of the votes present at the meeting must vote their shares in favor of such resolution. Dissolution by court is possible if the Company becomes bankrupt or for cause if shareholders holding at least 10% of the registered share capital so demand. Under Swiss law, any surplus arising out of a liquidation (I.E., after the settlement of all claims of all creditors) is distributed to the shareholders in proportion to the paid-up nominal value of their shares.

    A resolution to merge with another corporation may be passed at any time. Such resolution requires the consent of at least two-thirds of all votes present at the necessary shareholders' meeting.

DISCLOSURE OF PRINCIPAL SHAREHOLDERS

    Under the Swiss Stock Exchange Act, holders of voting securities of a listed Swiss company are required to notify the Company and the Swiss Exchange where such securities are listed of the level of their holding whenever such holding reaches, exceeds, or falls short of, certain thresholds which have been set at 5%, 10%, 20%, 33 1/3%, 50% and 66 2/3% of the corporation's outstanding voting rights, whether or not such voting rights are exercisable. Following receipt of such notification the corporation must inform the public by publishing the information in the Swiss Official Commercial Gazette and in at least one of the principal electronic media that disseminate stock exchange information. The Company shall publish the information in the Swiss Official Commercial Gazette and in at least one of the principal electronic media that disseminate stock exchange information.

MANDATORY TENDER OFFER

    Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of the voting rights of a listed Swiss corporation will have to submit a takeover bid to all remaining shareholders. This mandatory bid obligation may be waived under certain circumstances, in particular if another shareholder owns a higher percentage of voting rights than the acquirer. A waiver from the mandatory bid rule is granted by the Swiss Takeover Board or the Swiss Federal Banking Commission. If no waiver is granted, the mandatory takeover bid must be made pursuant to the procedural rules set forth in the Swiss Stock Exchange Act and the ordinances enacted thereunder.

BOARD OF DIRECTORS

    Pursuant to Swiss law, each member of the Board must hold at least one share in the Company. Directors must retire when they reach age 71, although the General Meeting may grant an exemption from this rule. The Company has no mandatory retirement age for executive officers.

AMERICAN DEPOSITARY SHARES

    We incorporate by reference the disclosure regarding our ADS program included in the registration statement on Form 20-F/A (File No. I-15024), as filed with the Commission on May 9, 2000, in the section entitled
"Part II--Item 14. Description of Securities to be Registered--American Depositary Receipts."

10.C MATERIAL CONTRACTS

    On December 2, 1999, we signed a Master Agreement with AstraZeneca to spin-off and merge our Crop Protection and Seeds businesses with AstraZeneca's Zeneca Agrochemicals to create Syngenta AG ("Syngenta"). This agreement was amended and restated on September 7, 2000, and the transaction closed in November 2000. Our Agribusiness sector which comprises Crop Protection and Seeds, is accordingly shown as a discontinuing activity. There are no other material contracts other than those entered into in the ordinary course of business.

10.D  EXCHANGE CONTROLS

    There are no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold the Company's shares. In addition, there are no limitations imposed by Swiss law or the Company's Articles of Association on the right of non-residents or non-citizens of Switzerland to hold or vote the Company's shares.

10.E  TAXATION

    The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the acquisition, ownership, exercise or disposition of our shares or ADSs. The statements of United States and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20-F, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income entered into force on December 19, 1997 (the "Treaty"), and the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and may be subject to any changes in United States and Swiss law, and in any double taxation convention or treaty between the United States and Switzerland occurring after that date which changes may have retroactive effect.

SWISS TAXATION

SWISS RESIDENTS

    WITHHOLDING TAX ON DIVIDENDS AND DISTRIBUTIONS. Dividends paid and similar cash or in-kind distributions made by us to a holder of shares or ADSs (including distributions of liquidation proceeds in excess of the nominal value, stock dividends and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are subject to a federal withholding tax (the "Withholding Tax") at a current rate of 35%. The Withholding Tax must be withheld by us from the gross distribution and be paid to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.

    INCOME TAX ON DIVIDENDS. A Swiss resident who receives dividends and similar distributions (including stock dividends and liquidation surplus) on shares or ADSs is required to include such amounts in the personal income tax return. A corporate shareholder may claim substantial relief from taxation of dividends and similar distributions received if the shares held represent a fair market value of at least CHF 2 million.

    CAPITAL GAINS TAX UPON DISPOSAL OF SHARES. Under current Swiss tax law, the gain realized on shares held by a Swiss resident who holds shares or ADSs as part of his private property is generally not subject to any federal, cantonal or municipal income taxation on gains realized on the sale or other disposal of shares or ADSs. However, gains realized upon a repurchase of shares by us may be characterized as taxable dividend income if certain conditions are met. Book gains realized on shares or ADSs held by a Swiss corporate entity or by a Swiss resident individual as part of the business property are included in the taxable income of such person.

RESIDENTS OF OTHER COUNTRIES

    Recipients of dividends and similar distributions on the shares who are neither residents of Switzerland for tax purposes nor holding shares as part of a business conducted through a permanent establishment situated in Switzerland ("Non-resident Holders") are not subject to Swiss income taxes in respect of such distributions. Moreover, gains realized by such recipients upon the disposal of shares are not subject to Swiss income taxes.

    Non-resident Holders of shares are, however, subject to the Withholding Tax on dividends and similar distributions mentioned above and under certain circumstances to the Stamp Duty described below. Such Non-resident Holders may be entitled to a partial refund of the Withholding Tax if the country in which they reside has entered into a bilateral treaty for the avoidance of double taxation with Switzerland. Non-resident Holders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non-resident Holders should consult their own tax advisors regarding receipt, ownership, purchase, sale or other dispositions of shares or ADSs and the procedures for claiming a refund of the Withholding Tax.

    As of January 1, 2000, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):


Australia              Greece                 Mexico                 South Africa
Austria                Hungary                Morocco                Spain
Belgium                Iceland                Netherlands            Sri Lanka
Bulgaria               India                  New Zealand            Sweden
Canada                 Indonesia              Norway                 Thailand
China                  Italy                  Pakistan               Trinidad and Tobago
Croatia                Ivory Coast            Poland                 Tunisia
Czech Republic         Republic of Ireland    Portugal               United Kingdom
Denmark                Jamaica                Romania                United States of America
Ecuador                Japan                  Russia                 Venezuela
Egypt                  Republic of Korea      Singapore              Vietnam
Finland                (South Korea)          Slovak Republic        Commonwealth of
France                 Luxembourg             Slovenia               Independent States(1)
Germany                Malaysia

-------------

(1) Excluding Estonia, Kazakhstan, Latvia, Lithuania and Russia.

    In addition, negotiations have been completed for new double taxation treaties with Albania, Argentina, Belarus, Kazakhstan, Kuwait, Moldavia, Mongolia, the Philippines and Zimbabwe. Negotiations for new double taxation treaties with Macedonia and Pakistan are still in progress.

    A Non-resident Holder of shares or ADSs will not be liable for any Swiss taxes other than the Withholding Tax described above and the Stamp Duty described below if the transfer occurs through or with a Swiss bank or other Swiss securities dealer. If, however, the shares or ADSs of Non-resident Holders can be attributed to a permanent establishment or a fixed place of business maintained by such person within Switzerland during the relevant tax year, the shares or ADSs may be subject to Swiss income taxes in respect of income and gains realized on the shares or ADSs and such person may qualify for a full refund of the Withholding Tax based on Swiss tax law.

    RESIDENTS OF THE U.S. A Non-resident Holder who is a resident of the U.S. for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty and (ii) holds, directly and indirectly, less than 10% of our voting stock and, (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the U.S. or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the U.S., and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

    STAMP DUTY UPON TRANSFER OF SECURITIES. The sale of shares, whether by Swiss residents or Non-resident Holders, may be subject to federal securities transfer Stamp Duty of 0.15% calculated on the sale proceeds if it occurs through or with a Swiss bank or other Swiss securities dealer as defined in the Swiss Federal Stamp Duty Act. The Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. Stamp Duty may also be due if a sale of shares occurs with or through a non-Swiss bank or securities dealer, provided (i) such bank or dealer is a member of the SWX and (ii) the sale takes place on the SWX. In addition to this Stamp Duty, the sale of shares by or through a member of the SWX may be subject to a minor stock exchange levy.

UNITED STATES FEDERAL INCOME TAXATION

    The following is a general discussion of certain U.S. federal income tax consequences to you if you are a U.S. Holder (as defined below) of the ownership, and disposition of our shares or ADSs. Because this discussion does not consider any specific circumstances of any particular holder of our shares or ADSs, persons who are subject to U.S. taxation are strongly urged to consult their own tax advisers as to the overall U.S. federal, state and local tax consequences, as well as to the overall Swiss and other foreign tax consequences, of the ownership and disposition of our shares or ADSs. In particular, additional rules may apply to dealers in securities, tax-exempt entities, certain insurance companies, broker-dealers, investors liable for alternative minimum tax, holders that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, holders whose functional currency is not the U.S. dollar, and holders of 10% or more of our voting stock. This discussion generally applies only to U.S. Holders who qualify for benefits under the Treaty, who hold the shares as a capital asset, and whose functional currency is the U.S. dollar.

    For purposes of this discussion, a "U.S. Holder" is a beneficial owner of our shares or ADSs who is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation created or organized under the laws of the United States or a state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust subject to primary supervision of a U.S. court and the control of one or more U.S. persons.

    This discussion assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. For purposes of this discussion, U.S. Holders of ADRs will be treated as owners of the ADSs evidenced by such ADRs and the shares represented by such ADSs.

    DIVIDENDS. For U.S. federal income tax purposes, you will be required to include the full amount (unreduced by any Withholding Tax) of a dividend paid with respect to our shares or ADSs as ordinary income. For this purpose, a "dividend" will include any distribution paid by us with respect to our shares or ADSs (other than certain distributions of our capital stock or rights to subscribe for shares of our capital stock), as the case may be, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for U.S. federal income tax purposes. Such dividend will constitute income from sources outside the United States. Subject to the limitations and conditions provided in the Code, you may deduct from your U.S. federal taxable income, or claim as a credit against your U.S. federal income tax liability, the 15% withholding tax withheld pursuant to the Treaty. Under the Code, dividend payments by us on the shares or ADSs are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a nontaxable return of capital to the extent of your tax basis in the shares or ADSs and thereafter as capital gain.

    In general, a U.S. Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into U.S. dollars at the spot rate on the date of receipt. The tax basis of Swiss francs received by you if you are a U.S. Holder generally will equal the U.S. dollar equivalent of such Swiss francs at the spot rate on the date such Swiss francs are received. Upon subsequent exchange of such Swiss francs for U.S. dollars, or upon the use of such Swiss francs to purchase property, you will generally recognize exchange gain or loss equal to the difference between your tax basis for the Swiss francs and the U.S. dollars received or, if property is received, the fair value of the property on the date of the exchange.

    SALE OR OTHER DISPOSITION. Upon a sale or exchange of shares or ADSs, you generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and your tax basis in the shares or ADSs. This capital gain or loss will be long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year. The deductibility of capital losses is subject to limitations. If you are an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if you meet the specified minimum holding periods. Such gain or loss, if any, generally will be U.S. source gain or loss.

    UNITED STATES INFORMATION REPORTING AND BACKUP WITHHOLDING. Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the Internal Revenue Service ("IRS") and possible U.S. backup withholding at a 31% rate. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally must file IRS Form W-9 ("Request for Taxpayer Identification Number and Certification"). Non-U.S. holders are generally not subject to U.S. information or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through U.S.-related financial intermediaries. Amounts withheld as backup withholding may be credited against a holder's federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

10.F  DIVIDENDS AND PAYING AGENTS

    Not applicable.

10.G  STATEMENT BY EXPERTS

    Not applicable.

10.H  DOCUMENTS ON DISPLAY

    The documents that are exhibits to or incorporated by reference in this annual report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

10.I  SUBSIDIARY INFORMATION

    Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                                                                LOCAL
                                                              CURRENCIES     CHF
                                                              ----------   --------
GROWTH 2000 AND CURRENCY CONTRIBUTION (ONGOING ACTIVITIES):
Sales.......................................................       8%         15%
Operating income............................................       2%          6%
Net income..................................................       5%          8%

                                                                SALES      COSTS
                                                              ---------   --------
SALES AND OPERATING COSTS BY CURRENCIES:
$...........................................................     44%         33%
Euro........................................................     24%         23%
CHF.........................................................      6%         26%
Yen.........................................................      8%          5%
Other.......................................................     18%         13%

                                                               LIQUID     FINANCIAL
                                                                FUNDS       DEBT
                                                              ---------   ---------
LIQUID FUNDS AND FINANCIAL DEBT BY CURRENCIES:
$...........................................................     27%         45%
Euro........................................................     31%         15%
CHF.........................................................     41%         30%
Yen.........................................................     --           7%
Other.......................................................      1%          3%

                                                                LOCAL
                                                              CURRENCIES     CHF
                                                              ----------   --------
GROWTH 1999 AND CURRENCY CONTRIBUTION (ONGOING ACTIVITIES):
Sales.......................................................       6%          9%
Operating income............................................       7%          9%
Net income..................................................       9%         11%

                                                                SALES      COSTS
                                                              ---------   --------
SALES AND OPERATING COSTS BY CURRENCIES:
$...........................................................     42%         31%
Euro........................................................     26%         23%
CHF.........................................................      6%         23%
Yen.........................................................      7%          5%
Other.......................................................     19%         18%

                                                               LIQUID     FINANCIAL
                                                                FUNDS       DEBT
                                                              ---------   ---------
LIQUID FUNDS AND FINANCIAL DEBT BY CURRENCIES:
$...........................................................     49%         38%
Euro........................................................     20%          9%
CHF.........................................................     27%         29%
Yen.........................................................      2%          9%
Other.......................................................      2%         15%

MARKET RISK

    We are exposed to market risk, primarily related to foreign exchange, interest rates and market value of the investments of liquid funds. Management actively monitors these exposures. To manage the volatility relating to these exposures, we enter into a variety of derivative financial instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds. It is our policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. We do not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded; I.E., we do not sell short. We only sell existing assets in transactions and future transactions (in the case of anticipatory hedges) which we confidently expect we will have in the future based on past experience. In the case of liquid funds, we write call options on assets we have or we write put options on positions we want to acquire and have the liquidity to acquire. We, expect that any loss in value for those instruments generally would be offset by increases in the value of the underlying transactions.

    FOREIGN EXCHANGE RATES: We use the Swiss franc as our reporting currency and are, therefore, exposed to foreign exchange movements, primarily in U.S., European, Japanese, other Asian and Latin American currencies. Consequently, we enter into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. We use forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies. At December 31, 2000, we had long and short forward exchange/option contracts with notional principal values of CHF 8.2 billion and CHF 13.8 billion, respectively. At December 31, 1999, we had long and short forward exchange/option contracts with notional principal values of CHF 4.3 billion and CHF 19.1 billion, respectively. At December 31, 1998, we had long and short forward exchange/option contracts with U.S. dollar equivalent notional principal values of CHF 4.0 billion and CHF
14.5 billion, respectively.

    Net investments in foreign countries are long-term investments. Their fair value changes through movements of the currency exchange rates. In the very long term, however, the difference in the inflation rate should match the exchange rate movement, so that the market value of the real assets abroad will compensate the change due to currency movements. For this reason, we only hedge the net investments in foreign subsidiaries in exceptional cases.

    COMMODITIES: We have only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below materiality levels. Accordingly, we do not enter into significant commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases.

    INTEREST RATES: We manage our net exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in our total debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. Our percentage of fixed rate debt to total financial debt was 34%, 28% and 32% at December 31, 2000, 1999 and 1998, respectively.

    EQUITY RISK: We purchase equities as investments of our liquid funds. As a policy, we limit our holdings in an unrelated company to less than 5% of our liquid funds. Potential investments are thoroughly analyzed in respect of their past financial track record (mainly cash flow return on investment), their market potential, their management and their competitors. Call options are written on stocks which we have and put options are written on equities which we want to buy and for which cash has been reserved.

    MANAGEMENT SUMMARY: Use of the above-mentioned derivative financial instruments has not had a material impact on our financial position at December 31, 2000 and 1999 or our results of operations for the years ended December 31, 2000, 1999 and 1998.

    VALUE AT RISK: We use a value at risk ("VAR") computation to estimate the potential ten-day loss in the fair value of our interest rate-sensitive financial instruments, the loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments as well as the potential ten-day loss of our equity holdings. We use a ten-day period because it is assumed that not all positions could be undone in a single day, given the size of the positions. The VAR computation includes our debt; short-term and long-term investments; foreign currency forwards, swaps and options and anticipated transactions. Foreign currency trade payables and receivables, and net investments in foreign subsidiaries are excluded from the computation.

    The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. We use a "Delta Normal" model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward currency rate movements over a 60-day period for the calculation of VAR amounts.

    The estimated potential ten-day loss in fair value of our interest rate-sensitive instruments, primarily debt and investments of liquid funds under normal market conditions, the estimated potential ten-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, and the estimated potential ten-day loss on our equity holdings, as calculated in the VAR model, follow:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (CHF MILLIONS)
Instruments sensitive to foreign currency rates.............     34         41
Instruments sensitive to equity market movements............    164         80
Instruments sensitive to interest rates.....................     18         80
Total all instruments.......................................    241        123

    The increase in the VAR for instruments sensitive to equity market movements and for the total VAR for all instruments relates to the large increase in the equity shares held in the portfolio. The reduction in the VAR for instruments sensitive to interest rates relates to the decrease in our total amount of financial debt.

    The average, high, and low VAR amounts for 2000 are as follows:

                                                              AVERAGE      HIGH       LOW
                                                              --------   --------   --------
                                                                      (CHF MILLIONS)
Instruments sensitive to foreign currency rates.............    227        397         34
Instruments sensitive to equity market movements............    130        186         89
Instruments sensitive to interest rates.....................     53        122         18
Total all instruments.......................................    274        457        126

    The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable ten-days loss from adverse movements in interest rates, foreign currency rates and equity prices under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

    In addition to these VAR analyses, we use stress-testing techniques. Such stress-testing is aimed at reflecting a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2000, the worst case loss scenario was configured as follows:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
                                                                (CHF MILLIONS)
Bond portfolio..............................................      96      1,143
Money market and linked financial instruments...............     760        206
Equities....................................................   1,539        591
Foreign exchange risks......................................     449        314
TOTAL.......................................................   2,844      2,254

    In our risk analysis, we consider this worst case scenario acceptable inasmuch as it could reduce the income, but would not endanger the solvency and/or the investment grade credit standing of the Group. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future.

    The major financial risks are managed centrally by our Group Treasury. Only residual risks and some currency risks are managed in the subsidiaries. The collective amount of the residual risks is, however, below 10% of the global risks.

    We have a written Treasury Policy, have implemented a strict segregation of front office and back office controls and do random checks of our positions with the counterparties. In addition, internal audits on the information management of the treasury function are performed at regular intervals.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None.

ITEM 15.  [RESERVED]

ITEM 16.  [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

    Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

    The following financial statements are filed as part of this annual report on Form 20-F.

                                                                PAGE
                                                              --------
Index to consolidated financial statements..................     F-1

Report of PricewaterhouseCoopers AG.........................     F-2

Consolidated income statements..............................     F-3

Consolidated balance sheets.................................     F-4

Consolidated cash flow statements...........................     F-5

Consolidated statement of changes in equity.................     F-6

Notes to the consolidated financial statements..............     F-8

Report of PricewaterhouseCoopers AG on financial statement
  schedule..................................................    F-77

Schedule II--valuation and qualifying accounts..............    F-78

ITEM 19.  EXHIBITS

1.1 Articles of Association as amended to date (in English translation) (incorporated by reference from the Registration Statement on Form 20-F/A, File No. 1-15024, as filed with the Commission on May 9, 2000)

2.1 Amended and Restated Deposit Agreement dated as of May 11, 2000 among Novartis AG, Morgan Guaranty Trust Company of New York, as depositary, and all holders from time to time of ADR's issued thereunder (incorporated by reference from the Registration Statement on Form F-6, File No. 333-11758, as filed with the Commission on March 30, 2000)

2.2 Amendment No. 1 to the Amended and Restated Deposit Agreement (incorporated by reference from Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, File No. 333-11758, as filed with the Commission on September 8, 2000)

4.1 Master Agreement dated December 2, 1999 between Novartis AG and AstraZeneca PLC, as amended and restated on September 7, 2000 (incorporated by reference from Syngenta AG's Registration Statement on Form F-1, File No. 333-12640, as filed with the Commission on September 29, 2000).

8.1 For a list of all of our subsidiaries, see note 31 to our consolidated financial statements.

                                   SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                NOVARTIS AG

                                By:    /s/ DR. RAYMUND BREU
                                       -----------------------------------------
                                       Name: Dr. Raymund Breu
                                       Title: Chief Financial Officer

                                By:    /s/ DR. URS BARLOCHER
                                       -----------------------------------------
                                       Name: Dr. Urs Barlocher
                                       Title: Head of Legal and General Affairs

Date April 11, 2001

                                 NOVARTIS GROUP
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of PricewaterhouseCoopers AG.........................     F-2

Consolidated income statements..............................     F-3

Consolidated balance sheets.................................     F-4

Consolidated cash flow statements...........................     F-5

Consolidated statement of changes in equity.................     F-6

Notes to the consolidated financial statements..............     F-8

Report of PricewaterhouseCoopers AG on financial statement
  schedule..................................................    F-77

Schedule II--valuation and qualifying accounts..............    F-78

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF THE NOVARTIS GROUP, BASEL

We have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity and notes) of the Novartis Group as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, all expressed in Swiss francs.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the profession and with International Standards on Auditing issued by the International Federation of Accountants (IFAC) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, of the Novartis Group as of December 31, 2000 and 1999 and the results of operations and the cash flows for each of the three years in the period ended December 31, 2000 in accordance with International Accounting Standards and comply with Swiss law.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income of the Group expressed in Swiss francs for each of the three years in the period ended December 31, 2000 and the determination of equity of the Novartis Group also expressed in Swiss francs at December 31, 2000 and 1999 to the extent summarized in Note 32 to the consolidated financial statements.

PricewaterhouseCoopers AG

S.A.J. Bachmann                        J. P. Herron

Basel, January 31, 2001

                NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

                         CONSOLIDATED INCOME STATEMENTS

             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                                2000            2000           1999           1998
                                  NOTES     $ MILLIONS(1)   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                 --------   -------------   ------------   ------------   ------------
SALES..........................    3/4          21,832         35,805         32,465         31,702
Cost of goods sold.............                 (6,245)       (10,242)        (9,822)       (10,052)
GROSS PROFIT...................                 15,587         25,563         22,643         21,650
Marketing & distribution.......                 (6,674)       (10,945)        (9,561)        (8,790)
Research & development.........      3          (2,840)        (4,657)        (4,246)        (3,906)
Administration & general
  overheads....................                 (1,267)        (2,078)        (1,493)        (2,034)
OPERATING INCOME...............    3/4           4,806          7,883          7,343          6,920
Income from associated
  companies....................     11              60             98            383            239
Financial income, net..........      5             665          1,091            793            759
INCOME BEFORE TAXES AND
  MINORITY INTERESTS...........                  5,531          9,072          8,519          7,918
Taxes..........................      6          (1,110)        (1,820)        (1,833)        (1,882)
INCOME BEFORE MINORITY
  INTERESTS....................                  4,421          7,252          6,686          6,036
Minority interests.............                    (26)           (42)           (27)           (26)
                                               -------        -------        -------        -------
NET INCOME.....................                  4,395          7,210          6,659          6,010
                                               -------        -------        -------        -------
Earnings per share.............      7              67            110            100             91
                                               -------        -------        -------        -------
Diluted earnings per share.....      7              67            110            100             91
                                               =======        =======        =======        =======

-------------

The accompanying notes form an integral part of the consolidated financial statements.

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

                NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

                          CONSOLIDATED BALANCE SHEETS

                        (AT DECEMBER 31, 2000 AND 1999)

                                                              2000            2000           1999
                                                NOTES     $ MILLIONS(1)   CHF MILLIONS   CHF MILLIONS
                                               --------   -------------   ------------   ------------
ASSETS
LONG-TERM ASSETS
Tangible fixed assets........................      8          5,506           9,030         11,666
Intangible assets............................      9          3,555           5,830          3,214
Marketable securities........................     10             --              --          6,273
Investments in associated companies..........     11            933           1,531          1,640
Deferred taxes...............................     12          1,991           3,265          3,458
Other financial assets.......................     13          3,415           5,601          4,597
                                                             ------          ------         ------
TOTAL LONG-TERM ASSETS.......................                15,400          25,257         30,848
                                                             ------          ------         ------
CURRENT ASSETS
Inventories..................................     14          2,513           4,122          6,887
Trade accounts receivable....................     15          3,221           5,283          7,041
Other current assets.........................     16          1,836           3,011          4,423
Marketable securities........................     10          7,146          11,720         10,047
Cash and cash equivalents....................                 5,368           8,803          6,281
                                                             ------          ------         ------
TOTAL CURRENT ASSETS.........................                20,084          32,939         34,679
                                                             ------          ------         ------
TOTAL ASSETS.................................                35,484          58,196         65,527
                                                             ======          ======         ======
EQUITY AND LIABILITIES
EQUITY.......................................     17
Share capital................................                   880           1,443          1,443
Treasury shares..............................                   (85)           (139)          (130)
Reserves.....................................                21,682          35,558         35,903
                                                             ------          ------         ------
TOTAL EQUITY.................................                22,477          36,862         37,216
                                                             ------          ------         ------
MINORITY INTERESTS...........................                    47              78            221
                                                             ------          ------         ------
LIABILITIES
LONG-TERM LIABILITIES
Financial debts..............................     18          1,392           2,283          2,444
Deferred taxes...............................     12          2,127           3,488          3,646
Other long-term liabilities..................     19          2,344           3,845          4,587
                                                             ------          ------         ------
TOTAL LONG-TERM LIABILITIES..................                 5,863           9,616         10,677
                                                             ------          ------         ------
SHORT-TERM LIABILITIES
Trade accounts payable.......................                   970           1,591          1,971
Financial debts..............................     21          2,304           3,779          7,479
Other short-term liabilities.................     22          3,823           6,270          7,963
                                                             ------          ------         ------
TOTAL SHORT-TERM LIABILITIES.................                 7,097          11,640         17,413
                                                             ------          ------         ------
TOTAL LIABILITIES............................                12,960          21,256         28,090
                                                             ------          ------         ------
TOTAL EQUITY AND LIABILITIES.................                35,484          58,196         65,527
                                                             ======          ======         ======

-------------

The accompanying notes form an integral part of the consolidated financial statements.

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

                NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

                       CONSOLIDATED CASH FLOW STATEMENTS

             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                                          2000               2000           1999           1998
                                            NOTES     $ MILLIONS(1)      CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                           --------   -------------      ------------   ------------   ------------
NET INCOME..............................                  4,395              7,210          6,659          6,010
Reversal of non-cash items
  Minority interests....................                     26                 42             27             26
  Taxes.................................                  1,110              1,820          1,833          1,882
  Depreciation and amortization on
    Tangible fixed assets...............                    729              1,196          1,261          1,161
    Intangible assets...................                    189                309            248            227
  Income from associated companies......                    (60)               (98)          (383)          (239)
  Divestment gains......................                     (1)                (1)          (288)           (89)
  Net financial income..................                   (665)            (1,091)          (793)          (759)
Interest and other financial receipts...                  1,185              1,944          1,816          2,114
Interest and other financial payments...                   (738)            (1,211)          (815)        (1,366)
Taxes paid..............................                 (1,327)            (2,176)        (1,690)        (1,843)
CASH FLOW BEFORE WORKING CAPITAL
  CHANGES...............................                  4,843              7,944          7,875          7,124
Restructuring payments..................                   (178)              (292)          (488)          (698)
Change in net current assets and other
  operating cash flow items.............      23            (24)               (40)          (494)          (573)
                                                         ------             ------         ------         ------
CASH FLOW FROM OPERATING ACTIVITIES.....                  4,641              7,612          6,893          5,853
                                                         ------             ------         ------         ------
Investment in tangible fixed assets.....                   (825)            (1,353)        (1,371)        (1,577)
Proceeds from disposals of tangible
  fixed assets..........................                    212                347            286            303
Purchase of intangible and financial
  assets................................                 (1,920)            (3,149)          (733)          (384)
Proceeds from disposals of intangible
  and financial assets..................                    287                471            385             91
Acquisition/divestment of
  subsidiaries..........................      24           (836)            (1,371)           239            235
Acquisition of minorities...............                      0                  0            (68)            (1)
Sale of (investment in) marketable
  securities............................                  2,951              4,839         (1,755)        (2,503)
                                                         ------             ------         ------         ------
CASH FLOW USED FOR INVESTING
  ACTIVITIES............................                   (131)              (216)        (3,017)        (3,836)
                                                         ------             ------         ------         ------
Premium from option rights..............                     --                 --             --              2
Acquisition of treasury shares..........                   (710)            (1,165)        (1,919)           722
Reduction in long-term financial
  debts.................................                    (76)              (124)          (336)          (691)
Reduction in short-term financial
  debts.................................                   (855)            (1,402)          (130)        (1,583)
Dividends paid..........................                 (1,259)            (2,064)        (1,935)        (1,663)
                                                         ------             ------         ------         ------
CASH FLOW USED FOR FINANCING
  ACTIVITIES............................                 (2,900)            (4,755)        (4,320)        (3,213)
                                                         ------             ------         ------         ------
Net effect of currency translation on
  cash and cash equivalents.............                    (73)              (119)            74            (31)
                                                         ------             ------         ------         ------
NET CHANGE IN CASH AND CASH
  EQUIVALENTS...........................                  1,537              2,522           (370)        (1,227)
                                                         ------             ------         ------         ------
CASH AND CASH EQUIVALENTS AT THE
  BEGINNING OF THE YEAR.................                  3,831              6,281          6,651          7,878
                                                         ------             ------         ------         ------
CASH AND CASH EQUIVALENTS AT END OF THE
  YEAR..................................                  5,368              8,803          6,281          6,651
                                                         ======             ======         ======         ======

-------------

The accompanying notes form an integral part of the consolidated financial statements.

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

                NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                IN CHF MILLIONS

                                                  CUMULATIVE                TOTAL
                             SHARE     RETAINED   TRANSLATION    TOTAL      SHARE     TREASURY     TOTAL
                            PREMIUM    EARNINGS   DIFFERENCES   RESERVES   CAPITAL    SHARES(1)    EQUITY
                            --------   --------   -----------   --------   --------   ---------   --------
JANUARY 1, 1998...........    3,662     22,758      (1,270)      25,150     1,443        (122)     26,471
Change in accounting
  policy on deferred
  taxes...................                 478                      478                               478
Dividends to third
  parties.................              (1,663)                  (1,663)                           (1,663)
Exercise of options
  rights..................        2                                   2                                 2
Disposal of treasury
  shares..................      715                                 715                     7         722
Goodwill on
  disposals(2)............                  77                       77                                77
Translation effects.......                            (701)        (701)                             (701)
Net income................               6,010                    6,010                             6,010
                             ------     ------      ------       ------     -----      ------     -------
JANUARY 1, 1999...........    4,379     27,660      (1,971)      30,068     1,443        (115)     31,396
Change in accounting
  policy on employee
  benefits(3).............               1,071                    1,071                             1,071
Dividends to third
  parties.................              (1,935)                  (1,935)                           (1,935)
Acquisition of treasury
  shares..................   (1,904)                             (1,904)                  (15)     (1,919)
Translation effects.......                           1,944        1,944                             1,944
Net income................               6,659                    6,659                             6,659
                             ------     ------      ------       ------     -----      ------     -------
JANUARY 1, 2000...........    2,475     33,455         (27)      35,903     1,443        (130)     37,216
Dividends to third
  parties.................              (2,064)                  (2,064)                           (2,064)
Transfer(4)...............   (2,186)     2,186
Acquisition of treasury
  shares..................              (1,156)                  (1,156)                   (9)     (1,165)
Effect of Agribusiness
  spin-off(5).............              (3,655)       (109)      (3,764)                           (3,764)
Translation effects(6)....                            (571)        (571)                             (571)
Net income................               7,210                    7,210                             7,210
                             ------     ------      ------       ------     -----      ------     -------
DECEMBER 31, 2000.........      289     35,976        (707)      35,558     1,443        (139)     36,862
                             ======     ======      ======       ======     =====      ======     =======

-------------

(1) Treasury shares are deducted from equity at their nominal value of CHF 20 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares were allocated to the share premium account up to January 1, 2000 and thereafter to retained earnings.

(2) Portion of disposal proceeds relating to the goodwill on the original acquisition that was written off directly to retained earnings between the adoption of International Accounting Standards in 1991 and the end of 1994 when the capitalization of goodwill arising on acquisition became mandatory under International Accounting Standards.

                NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

                  CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                IN CHF MILLIONS

(3) The following is a summary of the adjustments resulting from adopting revised IAS 19 from January 1, 1999.

                                                                  CHF MILLIONS
                                                                  ------------
    Unrecognized funded pension surpluses.......................     1,673
    Additional unfunded pension deficits........................      (489)
                                                                     -----
    Net increase in assets from pension plans...................     1,184
    Previously unrecognized actuarial gains from unfunded other
      post-retirement benefit plans.............................       218
    Deferred tax................................................      (316)
    Minority interest...........................................       (15)
                                                                     -----
    Net increase in equity at January 1, 1999...................     1,071
                                                                     =====

(4) At the extraordinary general meeting of October 11, 2000 the shareholders reduced the Novartis AG share premium account to the legal minimum by approving a transfer to available retained earnings. A corresponding transfer has been reflected in the consolidated statement of changes in equity.

(5) Effect of Agribusiness spin-off is shown net of the amount received from shareholders for the exercise of purchase rights of CHF 687 million.

(6) During the year held-to-maturity bonds were sold which resulted in the liquidation of a subsidiary and CHF 1,041 million of cumulative translation differences being transferred to financial income, net. Cumulative translation differences include the net of tax hedging gain of CHF 96 million from hedging the net investment in a foreign subsidiary.

    If the Group had adopted revised IAS 19 as of January 1, 1998, the effect on the Group's 1998 consolidated income statement would not have been material.

    Total recognized gains and losses, representing the total of net income and translation effects allocated to equity, for the years ended December 31, 2000, 1999, and 1998 were CHF 6,639 million, CHF 8,603 million, and
CHF 5,386 million, respectively.

    The amount available for dividend distribution is based on the Novartis AG's shareholders' equity determined in accordance with the legal provisions of the Swiss Code of Obligations.

    The Board of Directors proposes a dividend in respect of 2000 of CHF 34 per share (1999: CHF 32 per share; 1998: CHF 29 per share) totaling CHF 2.4 billion for all dividend bearing shares or CHF 2.2 billion on all shares outstanding at December 31, 2000.

                          NOTES TO THE NOVARTIS GROUP

                       CONSOLIDATED FINANCIAL STATEMENTS

1.  ACCOUNTING POLICIES

    The Novartis Group ("Group") consolidated financial statements are prepared in accordance with the historical cost convention and comply with the standards formulated by the International Accounting Standards Committee (IASC) and the following significant accounting policies.

    The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

    CHANGES IN ACCOUNTING PRINCIPLES IASC has issued a number of new standards in recent years.

    Adoption of revised IAS 12 from January 1, 1998 has resulted in a change in the recognition of deferred tax on unrealized intercompany profits. The impact of this change at January 1, 1998 has been credited directly to retained earnings of the Group.

    With effect from January 1, 1999, the Group has adopted revised IAS 19 relating to employee benefits. The most significant change is that the discount rate used to value the defined benefit obligation is now the current long-term rate at the balance sheet date instead of a long-term average interest rate. The transitional provisions of this Standard require that any unrecognized surpluses in the funded plans, using the appropriately revised actuarial assumptions, are recognized immediately. Furthermore, the new actuarial assumptions produced deficits in certain funds, which have also been recognized immediately.

    As permitted by IAS, the Group has chosen to record the impact of this change in accounting policy, net of any deferred tax consequences, as a net credit to Group equity at January 1, 1999. For practicality reasons no restatement of prior year amounts has been made.

    The following are the significant standards which were adopted by the Novartis Group from January 1, 2000:

    --IAS 36 "Impairment of Assets"

    --IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"

    --IAS 38 "Intangible Assets"

    The adoption of these standards did not have any significant impact on the comparability of the 2000 consolidated financial statements with those of 1999 and 1998.

    The Group will adopt IAS 39 "Financial Instruments: Recognition and Measurement" from January 1, 2001. This will involve the recording in the balance sheet of the unrealized gains on the available-for-sale and derivatives portfolios. The pre-tax amount, which will be recorded directly in equity, is approximately CHF 2.2 billion or approximately CHF 1.9 billion post-tax.

    SCOPE OF CONSOLIDATION The financial statements include all companies which Novartis AG, Basel, directly or indirectly controls (generally over 50% of voting interest).

    Investments in associated companies, (generally investments of between 20% and 50% in a company's equity) where the Group has significant influence, and joint ventures are accounted for by using the equity method. All other minority investments are valued at their acquisition cost less any impairment in value.

    With effect from 1999, the Group has adopted Interpretation 12 of the IAS Standing Interpretations Committee (SIC) concerning the consolidation of special purpose entities. This requires consolidation for

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
financial reporting purposes of special purpose entities, irrespective of their legal structure, in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

    PRINCIPLES OF CONSOLIDATION The annual closing date of the individual financial statements is December 31. The financial statements of consolidated companies operating in highly inflationary economies are adjusted to eliminate the impact of high inflation.

    The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

    The Group was formed on December 20, 1996 when all assets and liabilities of Sandoz AG and Ciba-Geigy AG were transferred by universal succession to Novartis AG. The transaction was structured as a merger of equals based on an exchange of shares, providing former Sandoz AG shareholders with 55% and former Ciba-Geigy AG shareholders with 45% of the new company. The uniting of interests method was used for this transaction. The merger was consummated before the effective date of Interpretation 9 of the SIC on accounting for business combinations.

    Significant intercompany income and expenses, including unrealized gross profits from internal Novartis transactions, and intercompany receivables and payables have been eliminated.

    REVENUE AND EXPENSE RECOGNITION Sales are recognized on delivery or on providing services to third parties and are reported net of sales taxes and rebates. Provisions for rebates to customers are recognized in the same period that the related sales are recorded based on the contract terms. Expenses of research and service contracts in progress are recognized based on their percentage of completion.

    FOREIGN CURRENCIES The consolidated financial statements of Novartis are expressed in Swiss francs ("CHF" or "Swiss francs"). The local currency has primarily been used as the reporting currency throughout the world.

    The Group accounts for foreign currency in accordance with IAS 21 (revised) and IAS 29.

    In the respective local financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the local income statement.

    Income, expense and cash flows of the consolidated companies have been translated into Swiss francs using average exchange rates. The balance sheets are translated using the year end exchange rates. Translation differences arising from movements in the exchange rates used to translate equity and long-term internal financing and net income are allocated to reserves.

    DERIVATIVE FINANCIAL INSTRUMENTS The Group uses the concept of portfolio basis valuation. For each portfolio the net unrealized gain or loss is determined by combining all unrealized gains and losses per instrument.

    Realized and unrealized gains and losses on contracts designated as specific hedges are recognized in the same period that the foreign currency exposure is realized. The result on instruments which hedge risk positions in future years (forecasted transactions including foreign currency hedges of anticipated

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
transactions, cash flows and earnings) is deferred to the period when gains and losses on the corresponding positions materialize. Option premiums, realized and unrealized gains and losses are included in the currency result component of financial income.

    Unrealized gains and losses on contracts designated as a hedge of available-for-sale securities are deferred until the underlying security is disposed of when they are included in the related capital gain or loss component of financial income.

    Realized and unrealized gains and losses on contracts designated as a hedge of a net investment in foreign subsidiaries are recognized through the statement of changes in equity and are included in cumulative translation differences.

    Non-hedging currency instruments are valued at the lower of cost on inception and fair value on a portfolio basis. A net unrealized loss is included in the current year's result. A net unrealized gain is not recorded. Option premiums, realized gains and losses and changes in net unrealized losses are recorded in the income or expense on options and forward contracts component of financial income.

    Financial instruments which are intended to be held for the long-term or to maturity, principally interest rate swaps and Forward Rate Agreements (FRAs), are valued on a portfolio basis at the lower of cost, which is usually zero, and a valuation taking into account market values and anticipated cash flows through to the maturity of the instruments. A net unrealized loss is recorded in the current year's result in the income or expense on options and forward contracts component of financial income. A net unrealized gain is not recorded. FRA settlement sums and interest paid and received are recorded as interest income and expense.

    FRAs not included above are valued on a portfolio basis with a net loss recognized in the income statement, in the income or expense on options and forward contracts component of financial income, together with the settlement sums. A net unrealized gain is not recorded.

    Options on securities are accounted for at the lower of cost and fair value. Net unrealized losses on written options and the underlying assets as well as option premiums are recorded in the income statement, in the income or expense on options and forward contracts component of financial income. Net unrealized gains are not recorded.

    Option premiums are recognized immediately on payment or receipt.

    TANGIBLE FIXED ASSETS Tangible fixed assets have been valued at cost of acquisition or production cost and depreciated on a straight-line basis to the income statement, over the following estimated useful lives:

Buildings...................................................  20 to 40 years
Machinery and equipment.....................................  10 to 20 years
Furniture and vehicles......................................   5 to 10 years
Computer hardware...........................................    3 to 7 years

    Land is valued at acquisition cost, except if held under long-term lease arrangements, when it is amortized over the life of the lease. Land held under long-term lease agreements relates to upfront payments to lease land on which certain of the Group's buildings are located. Additional costs which extend the useful life of the tangible fixed assets are capitalized. Financing costs associated with the construction of tangible fixed assets are not capitalized. Tangible fixed assets which are financed by leases

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
giving rights to use the assets as if owned are capitalized at their estimated cost at the inception of the lease, and depreciated in the same manner as other tangible fixed assets.

    Long lived assets, including identifiable intangibles and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events or changes in circumstances indicate the asset may not be recoverable, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected discounted future cash flows is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the asset's net book value exceeds its fair market value. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows. Fair value can be based on sales of similar assets, or other estimates of fair value such as discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates.

    INTANGIBLE ASSETS These are valued at their cost and reviewed periodically and adjusted for any diminution in value as noted in the preceding paragraph. In the case of business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet. Goodwill, which is denominated in the local currency of the related acquisition, is amortized to income through administration and general overheads on a straight-line basis over its useful life. The amortization period is determined at the time of the acquisition, based upon the particular circumstances, and ranges from 5 to 20 years. Goodwill relating to acquisitions arising prior to January 1, 1995 has been fully written off against reserves.

    Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired companies.

    Other acquired intangible assets are written off on a straight-line basis over the following periods:

Trademarks..................................................  10 to 15 years
Product Rights..............................................   5 to 15 years
Software....................................................         3 years
Others......................................................    3 to 5 years

    Trademarks are amortized on a straight-line basis over their estimated economic or legal life, whichever is shorter, while the history of the Group has been to amortize product rights over estimated useful lives of 5 to 15 years. The useful lives assigned to acquired product rights are based on the maturity of the products and the estimated economic benefit that such product rights can provide.

    FINANCIAL ASSETS Associated companies and joint ventures are accounted for by the equity method. All other minority investments are reported at their acquisition cost and loans at their nominal value. Adjustments are made for any permanent impairment in value.

    INVENTORIES Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing costs including related production expenses. In the balance sheet inventory is primarily valued at standard cost, which approximates to historical cost determined on a first-in-first-out

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
basis, and this value is used for the cost of goods sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. Unsaleable inventory is fully written off.

    TRADE ACCOUNTS RECEIVABLE The reported values represent the invoiced amounts, less adjustments for doubtful receivables.

    CASH AND CASH EQUIVALENTS Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash.

    MARKETABLE SECURITIES Marketable securities consist of equity and debt securities which are traded in liquid markets and are classified as available-for-sale or as bonds held-to-maturity. Marketable securities available-for-sale are stated at the lower of cost or market value on an individual basis. Gross unrealized losses are included as financial expense in the income statement. Unrealized gains are not recorded.

    Up to January 1, 2000, the portfolio of bonds intended to be held-to-maturity was valued at amortized cost, whereby the discount or premium was amortized into the income statement on a pro rata basis until maturity and included in the financial result. Except for permanent diminutions in value, if any, changes in market value were not recorded for this portfolio of bonds. The majority of this portfolio was disposed of in 2000 and any remaining bonds were reclassified to available-for-sale marketable securities.

    REPURCHASE AGREEMENTS The underlying securities are contained within marketable securities. The repurchase agreements for the securities sold and agreed to be repurchased under the agreement, are recognized gross and included in cash and cash equivalents and short-term financial debts. Income and expenses are recorded in interest income and expense, respectively.

    TAXES Taxes on income are accrued in the same periods as the revenues and expenses to which they relate. Deferred taxes have been calculated using the comprehensive liability method. They are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of Group companies, prepared for consolidation purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of retained earnings of Group companies are only taken into account where a dividend has been planned since, generally, the retained earnings are reinvested.

    Deferred tax assets or liabilities, calculated using applicable local tax rates, are included in the consolidated balance sheet as either a long-term asset or liability, with changes in the year recorded in the income statement. Deferred tax assets are fully recognized and reduced by a valuation allowance only if it is probable that a benefit will not be realized in the future.

PENSION FUND, POST-RETIREMENT BENEFITS, OTHER LONG-TERM EMPLOYEE BENEFITS AND EMPLOYEE SHARE PARTICIPATION PLANS

(a)  DEFINED BENEFIT PENSION PLANS

    The liability in respect of defined benefit pension plans is in all material cases the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such pension plans, representing the net periodic pension cost less employee contributions, is included in the personnel expenses of the various functions where the employees are located. Plan assets are

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
recorded at their fair values. Significant gains or losses arising from experience adjustments, changes in actuarial assumptions, and amendments to pension plans are charged or credited to income over the service lives of the related employees.

(b)  POST-RETIREMENT BENEFITS OTHER THAN PENSIONS

    Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired employees and their eligible dependents. The cost of these benefits is actuarially determined and included in the related function expenses over the employees' working lives. The related liability is included in long-term liabilities.

(c)  OTHER LONG-TERM EMPLOYEE BENEFITS

    Other long-term employee benefits represent amounts due to employees under deferred compensation arrangements mandated by certain jurisdictions in which the Group conducts its operations. Benefits cost is recognized on an accrual basis in the personnel expenses of the various functions where the employees are located. The related obligation is accrued in other long-term liabilities.

(d)  EMPLOYEE SHARE PARTICIPATION PLANS

    No compensation cost is recognized in these financial statements for options or shares granted to employees from employee share participation plans.

    RESEARCH AND DEVELOPMENT Research and development expenses are fully charged to the income statement. The Group considers that the regulatory and other uncertainties inherent in the development of its key new products preclude it from capitalizing development costs. Acquired projects which have achieved technical feasibility, usually signified by U.S. Food & Drug Administration or comparable regulatory body approval, are capitalized because it is probable that the costs will give rise to future economic benefits. Laboratory buildings and equipment included in tangible fixed assets are depreciated over their estimated useful lives.

    GOVERNMENT GRANTS Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs which they are intended to compensate for.

    RESTRUCTURING CHARGES Restructuring charges are accrued against operating income in the period management commits itself to a plan and it is probable a liability has been incurred and the amount can be reasonably estimated. Restructuring charges or releases are included in general overheads. Releases of accrued amounts are recognized in the period in which the release occurs.

    ENVIRONMENTAL LIABILITIES Novartis is exposed to environmental liabilities relating to its past operations, principally in respect of remediation costs. Provisions for non-recurring remediation costs are made when expenditure on remedial work is probable and the cost can be estimated. Cost of future expenditures do not reflect any claims or recoveries. The Group records recoveries at such time the amount is reasonably estimable and collection is probable. With regard to recurring remediation costs, the discounted amount of such annual costs for the next 30 years are calculated and recorded in long-term liabilities.

                          NOTES TO THE NOVARTIS GROUP

1.  ACCOUNTING POLICIES (CONTINUED)
    DIVIDENDS Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

    TREASURY SHARES Treasury shares are deducted from equity at their nominal value of CHF 20 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in consolidated equity.

2.  CHANGES IN THE SCOPE OF CONSOLIDATION

    The following significant changes were made during 2000, 1999 and 1998:

ACQUISITIONS 2000

    GENERICS

    On April 10, 2000, the generics sector acquired 72% of Grandis Biotech GmbH, Freiburg, Germany for CHF 26 million in cash. The acquisition was accounted for under the purchase method of accounting and the related goodwill was CHF 32 million which is being amortized over 15 years.

    CIBA VISION

    On October 2, 2000 the sector acquired 100% of Wesley Jessen
VisionCare Inc., Des Plaines, Illinois, USA for CHF 1.3 billion (USD 0.8 billion) in cash.

    The net assets acquired consisted of tangible fixed assets (CHF 177 million), inventories (CHF 182 million), trade accounts receivable (CHF 93 million), deferred tax assets (CHF 56 million), other assets (CHF 118 million); deferred tax liabilities (CHF 241 million), short term financial debts (CHF 155 million) and other liabilities (CHF 330 million). The acquisition was accounted for under the purchase method of accounting and the related goodwill was CHF 1.4 billion which is being amortized on a straight-line basis over 20 years.

    ANIMAL HEALTH

    In January 2000, Novartis Animal Health completed the 100% acquisition of Vericore Ltd., a UK-based company focussed on vaccines, parasiticides and other products for farm animals, pharmaceuticals for companion animals, and aquaculture. The acquisition price amounted to CHF 96 million and was paid in cash.

    In June 2000, Novartis Animal Health increased the 40% stake in the Canadian-based aquaculture company Cobequid Life Sciences Inc., which had been obtained in the Vericore acquisition, to 100% for CHF 38 million in cash.

    These acquisitions were accounted for under the purchase method of accounting and the related goodwill was CHF 163 million which is being amortized on a straight-line basis over 15 years.

                          NOTES TO THE NOVARTIS GROUP

2.  CHANGES IN THE SCOPE OF CONSOLIDATION (CONTINUED)

ACQUISITIONS 1999

    GENERICS

    On December 9, 1999, the sector company Geneva Pharmaceuticals Inc., USA acquired the assets of Invamed Inc., New Jersey, USA for CHF 149 million. The acquisition was accounted for under the purchase method of accounting and the related goodwill was CHF 127 million which is being amortized on a straight-line basis over 15 years.

    CIBA VISION

    On July 2, 1999, the sector acquired the assets of the interocular lens business of Mentor Corporation, California for CHF 60 million. The acquisition was accounted for under the purchase method of accounting and the related goodwill was CHF 26 million which is being amortized on a straight-line basis over 15 years.

ACQUISITIONS 1998

    GENERICS

    On November 1, 1998 the Generics sector acquired the antibiotics business and the Frankfurt fermentation plant of Hoechst Marion Roussel Germany, GmbH for CHF 49 million in cash. No goodwill has been recognized on this acquisition. Sales have been included in operations since the acquisition date.

    AGRIBUSINESS

    On September 1, 1998, Novartis acquired a production plant and related operating assets from Oriental Chemicals Industries, South Korea for CHF 196 million. The acquisition was accounted for under the purchase method of accounting and the related goodwill was CHF 110 million. This goodwill is being amortized on a straight-line basis over 15 years based on the expected accelerated growth achieved as a result of the immediate control of sales and marketing and better positioning for the development of new products in the Korean market, the 12th largest crop protection market in the world. In addition, the Group does not believe that actions by competitors would materially affect the estimated useful life of goodwill. Sales have been included in operations since the acquisition date.

    The above mentioned 2000, 1999, and 1998 acquisitions did not have a material pro forma impact on the Group's results of operations, cash flows or financial position.

DIVESTMENTS 2000

    AGRIBUSINESS

    On December 1, 1999, the Board of Novartis approved the divestment of the Agribusiness sector by merging it with the Agrochemicals business of AstraZeneca Plc.

    Novartis spun-off its Agribusiness sector on November 6, 2000 to its shareholders as part of the transactions necessary to form Syngenta AG. On the same day AstraZeneca Plc. also spun-off its Crop Protection activities which were then merged with Novartis Agribusiness. On spin-off, Novartis AG shareholders owned 61% of the new company and AstraZeneca shareholders 39%. Syngenta AG was listed on the Swiss, New York, London and Stockholm exchanges on November 13, 2000.

                          NOTES TO THE NOVARTIS GROUP

2.  CHANGES IN THE SCOPE OF CONSOLIDATION (CONTINUED)
    The sales and operating income recorded by Novartis Agribusiness up to the spin-off date were CHF 6.7 billion and CHF 1.2 billion, respectively. This transaction involved the Novartis Group transferring CHF 3.3 billion of debt to Syngenta. The Novartis Group's equity has been reduced by a net CHF 3.8 billion (after taking into account a receipt from Novartis shareholders of CHF 687 million in connection with this transaction) due to this spin-off to its shareholders. Novartis incurred costs in relation to this transaction of CHF 69 million.

DIVESTMENTS 1999

    CONSUMER HEALTH

    The Group's 51% interest in OLW Snacks AB, Sweden and 49% interest in Chips OLW AB, Sweden were sold on January 25, 1999. The Group's 100% stake in the German Eden Group was sold on May 11, 1999, and the 100% interest in Wasa operations in Sweden, Germany, Denmark, Norway and Poland were sold on June 30, 1999.

    The sales price for these divestments totaled CHF 625 million and resulted in a pre-tax gain of CHF 352 million which has been recorded in operating income in the consolidated income statement. 1999 sales of the various divested activities up to their respective date of divestment amounted to CHF 182 million.

    Sales relating to these businesses generated an operating income in 1999 and 1998 of CHF 23 million and CHF 80 million, respectively.

DIVESTMENTS 1998

    CONSUMER HEALTH

    On September 30, 1998 Roland SA, Murten, Switzerland on November 10, 1998 Redline Healthcare Inc., USA and on December 30, 1998 certain business lines of Novartis Nutrition S.r.l., Bologna, Italy, were sold. Total sales of Roland and Redline activities recorded up to their respective date of divestment amounted to CHF 499 million.

    The Italian divested activities were consolidated for the whole year and made sales of CHF 186 million in 1998. The sale price for these divestments totaled CHF 490 million.

    AGRIBUSINESS

    Effective April 30, 1998, SDS Biotech K.K. Tokyo, Japan was divested. Sales in the period up to divestment were CHF 59 million.

                          NOTES TO THE NOVARTIS GROUP

3.  SECTORIAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998

    Novartis is organized on a worldwide basis into five continuing operating sectors and Corporate activities. Agribusiness is presented as a discontinuing sector. These sectors, which are based on internal management accounts, are as follows:

CONTINUING SECTORS

    The PHARMACEUTICALS sector manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: transplantation and immunology; Central Nervous System (CNS); rheumatism, bone and hormone replacement therapy; oncology and hematology; dermatology; cardiovascular, endocrine and respiratory diseases.

    The GENERICS sector manufactures, distributes and sells off patent pharmaceutical products and substances.

    The CONSUMER HEALTH sector manufactures, distributes and sells health and medical nutrition products and a variety of OTC medicines.

    The CIBA VISION sector manufactures, distributes and sells contact lenses, lens care products, pharmaceuticals and ophthalmic surgical products.

    The ANIMAL HEALTH sector manufactures, distributes and sells veterinary products for farm and companion animals.

CORPORATE

    This includes the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, it includes certain items of income and expense which are not directly attributable to specific sectors. Usually no allocation of any of these amounts is made to the continuing sectors although an allocation of CHF 60 million in 2000, CHF 90 million in 1999 and CHF 30 million in 1998, was made to the discontinuing Agribusiness sector.

DISCONTINUING SECTOR

    The AGRIBUSINESS sector principally manufactures, distributes and sells insecticides, herbicides and fungicides and sells seeds for growing corn, sugarbeet, oilseeds, vegetables and flowers.

    The Group's sectors are businesses that offer different products. These sectors are managed separately because they manufacture, distribute, and sell distinct products which require differing technologies and marketing strategies.

    Revenues on intersector sales are determined on an arm's length basis. The accounting policies of the sectors described above are the same as those described in the summary of accounting policies. The Group principally evaluates sector performance and allocates resources based on operating income.

    Net sector operating assets consist primarily of tangible fixed assets, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents, marketable securities less financial debts) and deferred and current taxes.

                          NOTES TO THE NOVARTIS GROUP
                 CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

3.  SECTORIAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998 (CONTINUED)

                         (IN CHF MILLIONS EXCEPT EMPLOYEES)

                                                                                                                          TOTAL
                                                                  CONSUMER                                              CONTINUING
2000                                 PHARMACEUTICALS   GENERICS    HEALTH     CIBA VISION   ANIMAL HEALTH   CORPORATE    SECTORS
----                                 ---------------   --------   ---------   -----------   -------------   ---------   ----------
Sales to third parties.............      17,611          1,938      6,395        2,085          1,083                     29,112
Sales to other sectors.............         245            170         42            8                          (465)
                                         ------         ------     ------       ------          -----        -------     -------
SALES OF SECTORS...................      17,856          2,108      6,437        2,093          1,083           (465)     29,112
                                         ======         ======     ======       ======          =====        =======     =======
OPERATING INCOME...................       5,403            227        824          158            179            (64)      6,727
                                         ======         ======     ======       ======          =====        =======
Income from associated companies...         104              1         (7)          (1)                                       97
Financial income, net..............                                                                                        1,216
INCOME BEFORE TAXES AND MINORITY
  INTERESTS........................                                                                                        8,040
Taxes..............................                                                                                       (1,504)
INCOME BEFORE MINORITY INTERESTS...                                                                                        6,536
Minority interests.................                                                                                          (25)
                                                                                                                         -------
NET INCOME.........................                                                                                        6,511
                                                                                                                         =======
Included in operating income are:
Research and development...........      (3,228)          (170)      (186)        (150)           (88)          (189)     (4,011)
Depreciation of tangible fixed
  assets...........................        (624)          (115)      (101)         (86)           (12)           (32)       (970)
Amortization of intangible
  assets...........................         (62)           (58)       (38)         (32)           (12)            (3)       (205)
Restructuring charges..............         (42)           (16)        (2)         (41)                                     (101)

TOTAL ASSETS.......................      16,887          2,575      4,426        3,169            842         30,297      58,196
Liabilities........................      (4,477)          (636)    (2,142)        (824)          (198)       (12,979)    (21,256)
                                         ------         ------     ------       ------          -----        -------     -------
TOTAL EQUITY AND MINORITY
  INTERESTS........................      12,410          1,939      2,284        2,345            644         17,318      36,940
Less net liquidity.................                                                                          (14,461)    (14,461)
                                         ------         ------     ------       ------          -----        -------     -------
NET OPERATING ASSETS...............      12,410          1,939      2,284        2,345            644          2,857      22,479
                                         ======         ======     ======       ======          =====        =======     =======
Included in total assets are:
Total tangible fixed assets........       5,770            974        880          648             72            686       9,030
Additions to tangible fixed
  assets...........................         534            241        122          120             20            142       1,179
Total investments in associated
  companies........................       1,375              5          2            5                           144       1,531
EMPLOYEES AT YEAR END..............      37,167          5,712     12,949        8,874          1,975            976      67,653
                                         ======         ======     ======       ======          =====        =======     =======

                                     DISCONTINUING
                                     AGRIBUSINESS
2000                                    SECTOR        GROUP
----                                 -------------   --------
Sales to third parties.............      6,693        35,805
Sales to other sectors.............
                                        ------       -------
SALES OF SECTORS...................      6,693        35,805
                                        ======       =======
OPERATING INCOME...................      1,156         7,883

Income from associated companies...          1            98
Financial income, net..............       (125)        1,091
INCOME BEFORE TAXES AND MINORITY
  INTERESTS........................      1,032         9,072
Taxes..............................       (316)       (1,820)
INCOME BEFORE MINORITY INTERESTS...        716         7,252
Minority interests.................        (17)          (42)
                                        ------       -------
NET INCOME.........................        699         7,210
                                        ======       =======
Included in operating income are:
Research and development...........       (646)       (4,657)
Depreciation of tangible fixed
  assets...........................       (226)       (1,196)
Amortization of intangible
  assets...........................       (104)         (309)
Restructuring charges..............                     (101)
TOTAL ASSETS.......................                   58,196
Liabilities........................                  (21,256)
                                                     -------
TOTAL EQUITY AND MINORITY
  INTERESTS........................                   36,940
Less net liquidity.................                  (14,461)
                                                     -------
NET OPERATING ASSETS...............                   22,479
                                                     =======
Included in total assets are:
Total tangible fixed assets........                    9,030
Additions to tangible fixed
  assets...........................        174         1,353
Total investments in associated
  companies........................                    1,531
EMPLOYEES AT YEAR END..............                   67,653
                                        ======       =======

                          NOTES TO THE NOVARTIS GROUP
                 CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

3.  SECTORIAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998 (CONTINUED)

                         (IN CHF MILLIONS EXCEPT EMPLOYEES)

                                                                CONSUMER    CONSUMER
                                                                 HEALTH      HEALTH
1999                               PHARMACEUTICALS   GENERICS    ONGOING    DIVESTED    CIBA VISION   ANIMAL HEALTH   CORPORATE
----                               ---------------   --------   ---------   ---------   -----------   -------------   ---------
Sales to third parties...........      15,275          1,823      5,570         182        1,632            927
Sales to other sectors...........         155            169         57                        2              1           (384)
                                       ------         ------     ------      ------       ------          -----        -------
SALES OF SECTORS.................      15,430          1,992      5,627         182        1,634            928           (384)
                                       ======         ======     ======      ======       ======          =====        =======
OPERATING INCOME.................       4,676            347        807         375          250            216             25
                                       ======         ======     ======      ======       ======          =====        =======
Income from associated
  companies......................         363              2                                  11
Financial income, net............
INCOME BEFORE TAXES AND MINORITY
  INTERESTS......................
Taxes............................
INCOME BEFORE MINORITY
  INTERESTS......................
Minority interests...............
NET INCOME.......................
Included in operating income are:
Research and development.........      (2,848)          (126)      (167)         (1)        (144)           (65)          (164)
Depreciation of tangible fixed
  assets.........................        (589)          (107)      (105)                     (57)            (9)          (139)
Amortization of intangible
  assets.........................         (45)           (41)       (27)                     (19)            (1)            (5)
Divestment gain..................                                               352
Restructuring charges............         (70)

TOTAL ASSETS.....................      14,784          2,552      4,123                    1,195            623         33,023
Liabilities......................      (4,094)          (661)    (2,025)                    (403)          (162)       (19,043)
                                       ------         ------     ------                   ------          -----        -------
TOTAL EQUITY AND MINORITY
  INTERESTS......................      10,690          1,891      2,098                      792            461         13,980
Less net liquidity...............                                                                                      (12,678)
                                       ------         ------     ------                   ------          -----        -------
NET OPERATING ASSETS.............      10,690          1,891      2,098                      792            461          1,302
                                       ======         ======     ======                   ======          =====        =======
Included in total assets are:
Total tangible fixed assets......       6,285            887        865                      461             59            731
Additions to tangible fixed
  assets.........................         621            157        116                      143             10             64
Total investments in associated
  companies......................       1,319              5                                                               146
EMPLOYEES AT YEAR END............      35,721          5,451     12,254          46        6,041          1,499          3,481
                                       ======         ======     ======      ======       ======          =====        =======

                                     TOTAL      DISCONTINUING
                                   CONTINUING   AGRIBUSINESS
1999                                SECTORS        SECTOR        GROUP
----                               ----------   -------------   --------
Sales to third parties...........    25,409         7,056        32,465
Sales to other sectors...........
                                    -------        ------       -------
SALES OF SECTORS.................    25,409         7,056        32,465
                                    =======        ======       =======
OPERATING INCOME.................     6,696           647         7,343

Income from associated
  companies......................       376             7           383
Financial income, net............       990          (197)          793
INCOME BEFORE TAXES AND MINORITY
  INTERESTS......................     8,062           457         8,519
Taxes............................    (1,683)         (150)       (1,833)
INCOME BEFORE MINORITY
  INTERESTS......................     6,379           307         6,686
Minority interests...............       (20)           (7)          (27)
                                    -------        ------       -------
NET INCOME.......................     6,359           300         6,659
                                    =======        ======       =======
Included in operating income are:
Research and development.........    (3,515)         (731)       (4,246)
Depreciation of tangible fixed
  assets.........................    (1,006)         (255)       (1,261)
Amortization of intangible
  assets.........................      (138)         (110)         (248)
Divestment gain..................       352                         352
Restructuring charges............       (70)         (100)         (170)
TOTAL ASSETS.....................    56,300         9,227        65,527
Liabilities......................   (26,388)       (1,702)      (28,090)
                                    -------        ------       -------
TOTAL EQUITY AND MINORITY
  INTERESTS......................    29,912         7,525        37,437
Less net liquidity...............   (12,678)                    (12,678)
                                    -------        ------       -------
NET OPERATING ASSETS.............    17,234         7,525        24,759
                                    =======        ======       =======
Included in total assets are:
Total tangible fixed assets......     9,288         2,378        11,666
Additions to tangible fixed
  assets.........................     1,111           260         1,371
Total investments in associated
  companies......................     1,470           170         1,640
EMPLOYEES AT YEAR END............    64,493        17,361        81,854
                                    =======        ======       =======

    1999 sector reporting has been restated to reflect the transfer from January 1, 2000 of certain products from the Pharmaceutical sector to the Consumer Health sector. In 1999 these products generated sales of CHF
320 million and operating income of CHF 154 million. Furthermore, in 1999 CHF 90 million of Corporate administration and general overheads were allocated to the discontinuing Agribusiness sector.

                          NOTES TO THE NOVARTIS GROUP
                 CONSOLIDATED FINANCIAL STATEMENTS -- CONTINUED

3.  SECTORIAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998 (CONTINUED)

                         (IN CHF MILLIONS EXCEPT EMPLOYEES)

                                                                                                                          TOTAL
                                                                  CONSUMER                                              CONTINUING
1998                                 PHARMACEUTICALS   GENERICS    HEALTH     CIBA VISION   ANIMAL HEALTH   CORPORATE    SECTORS
----                                 ---------------   --------   ---------   -----------   -------------   ---------   ----------
Sales to third parties.............      14,501          1,529      5,788        1,505            901                     24,224
Sales to other sectors.............         165            158         53            1              2           (379)
                                         ------         ------     ------       ------          -----        -------     -------
SALES OF SECTORS...................      14,666          1,687      5,841        1,506            903           (379)     24,224
                                         ======         ======     ======       ======          =====        =======     =======
OPERATING INCOME...................       4,502            278        727          225            211            (91)      5,852
                                         ======         ======     ======       ======          =====        =======
Income from associated companies...         230              2          3                                                    235
Financial income, net..............                                                                                        1,034
INCOME BEFORE TAXES AND MINORITY
  INTERESTS........................                                                                                        7,121
Taxes..............................                                                                                       (1,594)
INCOME BEFORE MINORITY INTERESTS...                                                                                        5,527
Minority interests.................                                                                                          (19)
                                                                                                                         -------
NET INCOME.........................                                                                                        5,508
                                                                                                                         =======
Included in operating income are:
Research and development...........      (2,609)           (98)      (136)        (153)           (61)          (172)     (3,229)
Depreciation of tangible fixed
  assets...........................        (583)           (96)      (119)         (40)            (8)           (86)       (932)
Amortization of intangible
  assets...........................         (36)           (37)       (32)          (4)            (2)           (17)       (128)
Divestment gain....................                                    95                                                     95
Restructuring charges..............        (112)                      (96)                                                  (208)

TOTAL ASSETS.......................      13,391          2,056      3,609          890            540         26,970      47,456
Liabilities........................      (3,496)          (505)    (1,765)        (316)          (174)       (16,528)    (22,784)
                                         ------         ------     ------       ------          -----        -------     -------
TOTAL EQUITY AND MINORITY
  INTERESTS........................       9,895          1,551      1,844          574            366         10,442      24,672
Less net liquidity.................                                                                          (10,764)    (10,764)
                                         ------         ------     ------       ------          -----        -------     -------
NET OPERATING ASSETS...............       9,895          1,551      1,844          574            366           (322)     13,908
                                         ======         ======     ======       ======          =====        =======     =======
Included in total assets are:
Total tangible fixed assets........       6,007            803        957          353             55            946       9,121
Additions to tangible fixed
  assets...........................         789            153        124          151             11             57       1,285
Total investments in associated
  companies........................         844              3          9                                        120         976
EMPLOYEES AT YEAR END..............      36,170          4,888     13,636        5,926          1,474          3,633      65,727
                                         ======         ======     ======       ======          =====        =======     =======

                                     DISCONTINUING
                                     AGRIBUSINESS
1998                                    SECTOR        GROUP
----                                 -------------   --------
Sales to third parties.............      7,478        31,702
Sales to other sectors.............
                                        ------       -------
SALES OF SECTORS...................      7,478        31,702
                                        ======       =======
OPERATING INCOME...................      1,068         6,920

Income from associated companies...          4           239
Financial income, net..............       (275)          759
INCOME BEFORE TAXES AND MINORITY
  INTERESTS........................        797         7,918
Taxes..............................       (288)       (1,882)
INCOME BEFORE MINORITY INTERESTS...        509         6,036
Minority interests.................         (7)          (26)
                                        ------       -------
NET INCOME.........................        502         6,010
                                        ======       =======
Included in operating income are:
Research and development...........       (677)       (3,906)
Depreciation of tangible fixed
  assets...........................       (229)       (1,161)
Amortization of intangible
  assets...........................        (99)         (227)
Divestment gain....................                       95
Restructuring charges..............                     (208)
TOTAL ASSETS.......................      8,769        56,225
Liabilities........................     (1,851)      (24,635)
                                        ------       -------
TOTAL EQUITY AND MINORITY
  INTERESTS........................      6,918        31,590
Less net liquidity.................                  (10,764)
                                        ------       -------
NET OPERATING ASSETS...............      6,918        20,826
                                        ======       =======
Included in total assets are:
Total tangible fixed assets........      2,251        11,372
Additions to tangible fixed
  assets...........................        292         1,577
Total investments in associated
  companies........................        133         1,109
EMPLOYEES AT YEAR END..............     16,722        82,449
                                        ======       =======

-------------

No restatement has been made for the transfer of certain products from the Pharmaceuticals sector to the Consumer Health sector which occurred with effect from January 1, 2000, as the reclassification for 1998 cannot be provided without unreasonable effort or expense. However, this information has been restated to allocate CHF 30 million of Corporate administration and general overheads to the discontinuing Agribusiness sector.

                          NOTES TO THE NOVARTIS GROUP

4.  REGIONAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998

                       (IN CHF MILLIONS EXCEPT EMPLOYEES)

                                                                              ASIA/AFRICA
2000                                                 EUROPE    THE AMERICAS    AUSTRALIA     TOTAL
----                                                --------   ------------   -----------   --------
SALES(1)..........................................   11,729       17,761         6,315       35,805
OPERATING INCOME(2)...............................    4,469        2,474           940        7,883
Depreciation of tangible fixed assets included in
 operating income.................................     (705)        (388)         (103)      (1,196)
NET OPERATING ASSETS(3)...........................   11,176        9,774         1,529       22,479
Additions to tangible fixed assets included in net
 operating assets.................................      790          475            88        1,353
Personnel costs...................................    3,703        3,282           828        7,813
EMPLOYEES AT YEAR END.............................   28,815       27,063        11,775       67,653

                                                                              ASIA/AFRICA
1999                                                 EUROPE    THE AMERICAS    AUSTRALIA     TOTAL
----                                                --------   ------------   -----------   --------
SALES(1)..........................................   11,620       15,328         5,517       32,465
OPERATING INCOME(2)...............................    4,549        2,170           624        7,343
Depreciation of tangible fixed assets included in
 operating income.................................     (790)        (351)         (120)      (1,261)
NET OPERATING ASSETS(3)...........................   14,936        7,780         2,043       24,759
Additions to tangible fixed assets included in net
 operating assets.................................      754          510           107        1,371
Personnel costs...................................    3,761        2,732           691        7,184
EMPLOYEES AT YEAR END.............................   38,125       29,077        14,652       81,854

                                                                              ASIA/AFRICA
1998                                                 EUROPE    THE AMERICAS    AUSTRALIA     TOTAL
----                                                --------   ------------   -----------   --------
SALES(1)..........................................   11,789       15,292         4,621       31,702
OPERATING INCOME(2)...............................    3,658        2,742           520        6,920
Depreciation of tangible fixed assets included in
 operating income.................................     (770)        (321)          (70)      (1,161)
NET OPERATING ASSETS(3)...........................   12,765        6,266         1,795       20,826
Additions to tangible fixed assets included in net
 operating assets.................................    1,010          498            69        1,577
Personnel costs...................................    3,904        2,610           579        7,093
EMPLOYEES AT YEAR END.............................   40,105       27,832        14,512       82,449

-------------
(1) Sales by location of third party customer.

(2) Operating income as recorded in the legal entities in the respective region.

(3) Long-term and current assets (excluding marketable securities, cash and fixed-term deposits) less non-interest bearing liabilities.

                          NOTES TO THE NOVARTIS GROUP

4.  REGIONAL BREAKDOWN OF KEY FIGURES 2000, 1999 AND 1998 (CONTINUED)

    The following countries accounted for more than 5% of the respective Group totals as at, or for the years ended, December 31, 2000, 1999, and 1998:

                                                  SALES(1)
                       ---------------------------------------------------------------
COUNTRY                  2000        %         1999        %         1998        %
-------                --------   --------   --------   --------   --------   --------
Switzerland..........      624        2          631        2          654        2
USA..................   13,859       39       11,912       37       11,822       37
Japan................    2,891        8        2,266        7        1,775        6
Germany..............    2,208        6        2,257        7        2,185        7
France...............    2,009        5        2,223        7        2,258        7
Other................   14,214       40       13,176       40       13,008       41
                        ------      ---       ------      ---       ------      ---
TOTAL GROUP..........   35,805      100       32,465      100       31,702      100
                        ======      ===       ======      ===       ======      ===

                                     INVESTMENT IN TANGIBLE FIXED ASSETS
                       ---------------------------------------------------------------
COUNTRY                  2000        %         1999        %         1998        %
-------                --------   --------   --------   --------   --------   --------
Switzerland..........     270        20         280        20         400        26
USA..................     389        29         440        32         407        26
Japan................      17         1          16         1          13         1
Germany..............     110         8          76         6          56         4
France...............      90         7          50         4          63         4
Other................     477        35         509        37         638        39
                        -----       ---       -----       ---       -----       ---
TOTAL GROUP..........   1,353       100       1,371       100       1,577       100
                        =====       ===       =====       ===       =====       ===

                                            NET OPERATING ASSETS(3)
                       ------------------------------------------------------------------
COUNTRY                  2000        %         1999         %          1998         %
-------                --------   --------   --------    --------    --------    --------
Switzerland..........    3,782       17        6,383        26          6,461       31
USA..................    8,540       38        6,400        26          4,971       24
Japan................      891        4          934         4            886        4
Germany..............      292        1          875         4            971        5
France...............      436        2          882         4            915        4
Other................    8,538       38        9,285        36          6,622       32
                        ------      ---       ------       ---       --------      ---
TOTAL GROUP..........   22,479      100       24,759       100         20,826      100
                        ======      ===       ======       ===       ========      ===

-------------
(1) Sales by location of third party customer.

(2) Operating income as recorded in the legal entities in the respective region.

(3) Long-term and current assets (excluding marketable securities, cash and fixed-term deposits) less non-interest bearing liabilities.

    No single customer accounts for 10% or more of the Group's total sales.

5.  FINANCIAL INCOME, NET

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Interest income...................................      1,052          1,132            929
Dividend income...................................         91             23             34
Capital gains.....................................        784            628            677
Income on options and forward contracts...........        804            121            391
Other financial income............................          5              6             15
                                                       ------         ------         ------
FINANCIAL INCOME..................................      2,736          1,910          2,046
                                                       ------         ------         ------
Interest expense..................................       (510)          (542)          (733)
Expenses on options and forward contracts.........     (1,334)          (303)          (337)
Other financial expense...........................       (130)          (115)           (88)
                                                       ------         ------         ------
FINANCIAL EXPENSE.................................     (1,974)          (960)        (1,158)
                                                       ------         ------         ------
CURRENCY RESULT, NET..............................        329           (157)          (129)
                                                       ------         ------         ------
TOTAL, NET........................................      1,091            793            759
                                                       ======         ======         ======

    2000 interest income includes a total of CHF 14 million (1999: CHF
1 million income, 1998: CHF 8 million expense) received from the foundations referred to in Note 27 at commercial interest rates on the outstanding short-term debt.

                          NOTES TO THE NOVARTIS GROUP

6.   TAXES

Income before taxes and minority interests consists of the following:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Switzerland.......................................      2,482          3,575          3,163
Foreign...........................................      6,590          4,944          4,755
                                                       ------         ------         ------
TOTAL INCOME BEFORE TAXES AND MINORITY
  INTERESTS.......................................      9,072          8,519          7,918
                                                       ======         ======         ======

Current income tax expense consists of the following:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Switzerland.......................................       (351)          (349)          (317)
Foreign...........................................     (1,571)        (1,312)        (1,215)
                                                       ------         ------         ------
TOTAL CURRENT INCOME TAX EXPENSE..................     (1,922)        (1,661)        (1,532)
                                                       ======         ======         ======

    Deferred income tax income/(expense) consists of the following:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Switzerland.......................................        (83)          (136)          (328)
Foreign...........................................        185            (36)           (22)
                                                       ------         ------         ------
TOTAL DEFERRED TAX INCOME/(EXPENSE)...............        102           (172)          (350)
                                                       ------         ------         ------
TOTAL INCOME TAX EXPENSE..........................     (1,820)        (1,833)        (1,882)
                                                       ======         ======         ======
Temporary differences related to tax write-down of
  investments in subsidiaries on which no deferred
  tax has been provided as they are permanent in
  nature..........................................      1,340          2,421          2,619
                                                       ======         ======         ======

    The gross value of net operating loss carryforwards with their expiry dates is as follows:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
one year..........................................         22             21             13
two years.........................................         74             22              3
three years.......................................         21             21             25
four years........................................         51             23             17
five years........................................         80            115              8
more than five years..............................        587            810            593
                                                       ------         ------         ------
TOTAL.............................................        835          1,012            659
                                                       ======         ======         ======

    Of these gross values CHF 411 million has been capitalized as a deferred tax asset (1999: CHF 245 million, 1998: CHF 255 million).

                          NOTES TO THE NOVARTIS GROUP

6.   TAXES (CONTINUED)

    ANALYSIS OF TAX RATE The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the result before tax of each subsidiary) and the effective tax rate are:

                                                                2000       1999       1998
                                                              --------   --------   --------
                                                                 %          %          %
Expected tax rate...........................................    19.5       21.2       23.1
Effect of disallowed expenditures...........................     1.5        1.8        1.8
Effect of utilization of tax losses brought forward from
  prior periods.............................................    (0.3)      (0.3)      (0.7)
Effect of income taxed at reduced rates.....................    (1.9)      (3.2)      (1.4)
Prior year and other items..................................     1.3        2.0        1.0
                                                                ----       ----       ----
EFFECTIVE TAX RATE..........................................    20.1       21.5       23.8
                                                                ====       ====       ====

    The utilization of tax loss carryforwards lowered the tax charge by CHF 26 million, CHF 27 million, and CHF 53 million in 2000, 1999 and 1998, respectively.

7.  EARNINGS PER SHARE (EPS)

    Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

                                                            2000          1999          1998
                                                         -----------   -----------   -----------
Net income attributable to shareholders (CHF
  millions)............................................        7,210         6,659         6,010
Weighted average number of shares outstanding..........   65,338,690    66,345,501    66,172,155
                                                         -----------   -----------   -----------
BASIC EARNINGS PER SHARE (EXPRESSED IN CHF)............          110           100            91
                                                         ===========   ===========   ===========

    For the diluted earnings per share the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares. The Group's convertible debt represents a potential dilution in the earnings per share to the extent that it is not covered by a hedge with non-consolidated employee share participation and employee benefit foundations to deliver the required number of shares

                          NOTES TO THE NOVARTIS GROUP

7.  EARNINGS PER SHARE (EPS) (CONTINUED)
on conversion. In the diluted EPS calculation the convertible debt is assumed to have been converted into shares and the net income is adjusted to eliminate the applicable interest expense less the tax effect.

                                                            2000          1999          1998
                                                         -----------   -----------   -----------
Net income attributable to shareholders (CHF
  millions)............................................        7,210         6,659         6,010
Elimination of interest expense on convertible debt
  (net of tax effect) (CHF millions)...................            2             3             4
                                                         -----------   -----------   -----------
Net income used to determine diluted earnings per share
  (CHF millions).......................................        7,212         6,662         6,014
                                                         ===========   ===========   ===========
Weighted average number of shares outstanding..........   65,338,690    66,345,501    66,172,155
Adjustment for assumed conversion of convertible
  debt.................................................      124,519       149,935       180,622
Adjustment for dilutive stock options..................       24,564        13,977        18,104
                                                         -----------   -----------   -----------
Weighted average number of shares for diluted earnings
  per share............................................   65,487,773    66,509,413    66,370,881
                                                         -----------   -----------   -----------
DILUTED EARNINGS PER SHARE (EXPRESSED IN CHF)..........          110           100            91
                                                         ===========   ===========   ===========

8.  TANGIBLE FIXED ASSET MOVEMENTS

                                                                    PLANT UNDER
                                                                    CONSTRUCTION
                                                                     AND OTHER
                                   LAND     BUILDINGS   MACHINERY    EQUIPMENT       2000       1999       1998
(CHF MILLIONS)                   --------   ---------   ---------   ------------   --------   --------   --------
COST
JANUARY 1......................      565      8,442       12,705        1,301       23,013     21,552     21,624
Consolidation changes..........        9         26          185            7          227        (90)       (75)
Additions......................        2        307        1,010           34        1,353      1,371      1,577
Disposals......................      (27)      (560)        (741)         (24)      (1,352)    (1,265)    (1,151)
Effect of Agribusiness
  spin-off.....................     (164)    (1,846)      (3,514)        (112)      (5,636)        --         --
Translation effects............                 (23)                      (31)         (54)     1,445       (423)
                                 -------     ------      -------      -------      -------    -------    -------
DECEMBER 31....................      385      6,346        9,645        1,175       17,551     23,013     21,552
                                 =======     ======      =======      =======      =======    =======    =======
ACCUMULATED DEPRECIATION
JANUARY 1......................       (1)    (3,974)      (7,372)                  (11,347)   (10,181)   (10,021)
Consolidation changes..........                  (1)         (25)                      (26)        73         88
Depreciation charge............                (271)        (925)                   (1,196)    (1,456)    (1,204)
Depreciation on disposals......        1        301          598                       900        888        780
Effect of Agribusiness
  spin-off.....................        3        860        2,282                     3,145         --         --
TRANSLATION EFFECTS............       (3)        13           (7)                        3       (671)       176
                                 -------     ------      -------      -------      -------    -------    -------
DECEMBER 31....................       --     (3,072)      (5,449)          --       (8,521)   (11,347)   (10,181)
                                 -------     ------      -------      -------      -------    -------    -------
NET BOOK VALUE--DECEMBER 31....      385      3,274        4,196        1,175        9,030     11,666     11,371
                                 -------     ------      -------      -------      -------    -------    -------
INSURED VALUE--DECEMBER 31.....                                                     21,329     22,775     22,260
                                                                                   -------    -------    -------
NET BOOK VALUE OF TANGIBLE
  FIXED ASSETS UNDER FINANCE
  LEASE CONTRACTS..............                                                         17         22         15
                                                                                   =======    =======    =======

                          NOTES TO THE NOVARTIS GROUP

8.  TANGIBLE FIXED ASSET MOVEMENTS (CONTINUED)
    At December 31, 2000 commitments for purchases of tangible fixed assets totaled CHF 248 million (1999: CHF 139 million).

9.  INTANGIBLE ASSET MOVEMENTS

                                              PRODUCT                               OTHER
                                   GOODWILL    RIGHTS    TRADEMARKS   SOFTWARE   INTANGIBLES     2000       1999
(CHF MILLIONS)                     --------   --------   ----------   --------   -----------   --------   --------
COST
JANUARY 1........................    1,768      1,719        257         62           175        3,981     3,125
Additions........................    1,584      2,722         36         17            90        4,449       633
Disposals........................       --        (83)        --        (13)           88           (8)      (17)
Effect of Agribusiness
  spin-off.......................     (346)    (1,498)       (12)        (8)          (46)      (1,910)       --
Translation effects..............      (41)        41          2         (3)           (3)          (4)      240
                                    ------     ------       ----        ---          ----       ------     -----
DECEMBER 31......................    2,965      2,901        283         55           304        6,508     3,981
                                    ======     ======       ====        ===          ====       ======     =====
ACCUMULATED AMORTIZATION
JANUARY 1........................     (234)      (307)       (61)       (45)         (120)        (767)     (470)
Amortization.....................     (126)      (110)       (21)       (16)          (36)        (309)     (248)
Disposals........................       --          4         --         12            (8)           8         9
Effect of Agribusiness
  spin-off.......................       46        340          2          6             8          402        --
Translation effects..............        3        (18)        --          2             1          (12)      (58)
                                    ------     ------       ----        ---          ----       ------     -----
DECEMBER 31......................     (311)       (91)       (80)       (41)         (155)        (678)     (767)
                                    ------     ------       ----        ---          ----       ------     -----
NET BOOK VALUE--DECEMBER 31......    2,654      2,810        203         14           149        5,830     3,214
                                    ======     ======       ====        ===          ====       ======     =====

    On December 21, 2000 the Pharmaceutical sector paid CHF 2.7 billion (USD
1.6 billion) to acquire the product rights of Famvir-Registered Trademark- and Vectavir-Registered Trademark-/Denavir-Registered Trademark- from SmithKline Beecham. These product rights will be amortized over 15 years. The allocation of the purchase price is based on a preliminary estimate of the fair value of the assets acquired. These estimates could change until the estimates of the fair values of the assets are finalized.

10.  MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

    MARKET RISK The Group is exposed to market risk, primarily related to foreign exchange, interest rates and market value of the investment of liquid funds. Management actively monitors these exposures. To manage the volatility relating to these exposures, the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investment of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. It is the Group's policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. The Group does not enter any financial transaction containing a risk that cannot be quantified at the time the transaction is concluded; i.e. it does not sell short assets it does not have or does not know it will have in the future. The Group only sells existing assets or transactions and future transactions (in the case of anticipatory hedges) it knows it will have in the future based on past experience. In the case of liquid funds, it writes options on assets it has or on positions it wants to acquire and has the liquidity to acquire.

                          NOTES TO THE NOVARTIS GROUP

10. MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) The Group therefore expects that any loss in value for those instruments generally would be offset by increases in the value of those hedged transactions.

(a)  FOREIGN EXCHANGE RATES

    The Group uses the Swiss franc as its reporting currency and is therefore exposed to foreign exchange movements, primarily in USD, European, Japanese, other Asian and Latin American currencies. Consequently, it enters into various contracts, which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency option contracts to hedge certain anticipated foreign currency revenues and the net investment in certain foreign subsidiaries. At December 31, 2000, the Group had long and short forward exchange/option contracts with equivalent values of CHF 8.2 billion and CHF
13.8 billion, respectively. At December 31, 1999, the Group had long and short forward exchange/option contracts with equivalent values of CHF 4.3 billion and CHF 19.1 billion, respectively.

(b)  COMMODITIES

    The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of that margin and is thus below materiality levels. Accordingly, the Group does not enter into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases.

(c)  INTEREST RATES

    The Group manages its exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, the Group may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed upon fixed and variable interest rates. The Group's percentage of fixed rate debt to total financial debt was 34% and 28% at December 31, 2000 and 1999, respectively.

    Use of the above-mentioned derivative financial instruments has not had a material impact on the Group's financial position at December 31, 2000 and 1999 or the Group's results of operations for the years ended December 31, 2000, 1999 and 1998.

    COUNTERPARTY RISK Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters.

    The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

    DERIVATIVE FINANCIAL INSTRUMENTS The tables below show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2000 and 1999. Contract or underlying principal amounts indicate the volume of business outstanding at the balance

                          NOTES TO THE NOVARTIS GROUP

10. MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) sheet date and do not represent amounts at risk. The fair values represent the gain or loss a contract would realize when exchanged or settled using values determined by the markets or standard pricing models at December 31, 2000 and 1999.

                                                        CONTRACT OR
                                                        UNDERLYING
                                                         PRINCIPAL           POSITIVE FAIR           NEGATIVE
                                                          AMOUNT                VALUES              FAIR VALUES
                                                    -------------------   -------------------   -------------------
                                                      2000       1999       2000       1999       2000       1999
(CHF MILLIONS)                                      --------   --------   --------   --------   --------   --------
CURRENCY RELATED HEDGING INSTRUMENTS
Forward foreign exchange rate contracts...........    7,617      1,632      334         25          (5)       (49)
Over the counter currency options.................    3,684      4,911      106         10          (4)       (59)
                                                     ------     ------      ---        ---        ----       ----
TOTAL OF CURRENCY RELATED HEDGING INSTRUMENTS.....   11,301      6,543      440         35          (9)      (108)
                                                     ======     ======      ===        ===        ====       ====
CURRENCY RELATED NON-HEDGING INSTRUMENTS
Forward foreign exchange rate contracts...........      574      2,638       21         19          --        (54)
Over the counter currency options.................   10,131     14,169       13          4        (151)       (22)
Cross currency swaps..............................       --        354       --          3          --        (29)
                                                     ------     ------      ---        ---        ----       ----
TOTAL OF CURRENCY RELATED NON-HEDGING
  INSTRUMENTS.....................................   10,705     17,161       34         26        (151)      (105)
                                                     ======     ======      ===        ===        ====       ====
Interest related instruments
Interest rate swaps...............................    2,854      3,945       21         44         (30)       (39)
Forward rate agreements...........................    2,950     11,310        1          8          (6)       (22)
Caps and floors...................................      300        960       --          3          (2)       (11)
                                                     ------     ------      ---        ---        ----       ----
TOTAL OF INTEREST RELATED INSTRUMENTS.............    6,104     16,215       22         55         (38)       (72)
                                                     ======     ======      ===        ===        ====       ====
OPTIONS ON SECURITIES.............................   10,386      2,050      503         46        (528)      (122)
                                                     ------     ------      ---        ---        ----       ----
TOTAL DERIVATIVE FINANCIAL INSTRUMENTS............   38,496     41,969      999        162        (726)      (407)
                                                     ======     ======      ===        ===        ====       ====

    All of the currency related hedging instruments mature within twelve months. Out of the total currency related hedging instruments included above, CHF
3,083 million (1999: CHF 1,659 million) was contracted with the intention of hedging anticipated transactions which are expected to occur in 2001.

    The amount of deferred hedging gains and losses at December 31, 2000 are as follows:

                                                              CHF MILLIONS
                                                              ------------
Anticipated transactions....................................       138
Available-for-sale securities...............................      (281)
Net investment in foreign subsidiaries......................       128
                                                                  ====

    Net losses per portfolio on non-hedging currency contracts and on interest related instruments are recognized in the income statement. Net unrealized gains are not recorded. The majority of interest related instruments are utilized for managing the returns on the Group's liquidity.

                          NOTES TO THE NOVARTIS GROUP

10.  MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
    The contract or underlying principal amount of currency and interest related derivative financial instruments at December 31, 2000 and 1999 are set forth by currency in the table below.

                                         FORWARD     FORWARD
                                         FOREIGN       RATE      OPTIONS, CAPS    TOTAL      TOTAL
                                         EXCHANGE   AGREEMENTS    AND FLOORS       2000       1999
(CHF MILLIONS)                           --------   ----------   -------------   --------   --------
CHF....................................                2,950           300         3,250     11,860
USD....................................      574                     1,967         2,541      6,850
EUR....................................                              6,697         6,697      8,771
DEM....................................                                                         410
GBP....................................                              1,467         1,467      1,186
                                          ------      ------        ------        ------     ------
TOTAL..................................      574       2,950        10,431        13,955     29,077
                                          ======      ======        ======        ======     ======
Currency related hedging instruments...                                           11,301      6,543
Cross currency swaps...................                                                         354
Interest rate swaps....................                                            2,854      3,945
Equity options.........................                                           10,386      2,050
                                                                                  ------     ------
TOTAL DERIVATIVE FINANCIAL
  INSTRUMENTS..........................                                           38,496     41,969
                                                                                  ======     ======

                                                   BALANCE SHEET          UNREALIZED
                                                       VALUE             GAINS/LOSSES          MARKET VALUE
                                                -------------------   -------------------   -------------------
                                                  2000       1999       2000       1999       2000       1999
MARKETABLE SECURITIES (CHF MILLIONS)            --------   --------   --------   --------   --------   --------
BONDS HELD-TO-MATURITY
Debt securities issued or backed by foreign
  governments.................................               1,134                  (17)                 1,117
Corporate debt securities.....................               5,373                 (113)                 5,260
Other debt securities.........................               1,104                  (21)                 1,083
                                                 ------     ------     -----       ----      ------     ------
TOTAL BONDS HELD-TO-MATURITY(1)...............       --      7,611        --       (151)         --      7,460
                                                 ------     ------     -----       ----      ------     ------
AVAILABLE-FOR-SALE SECURITIES
Equities......................................    3,364      2,141     1,157        319       4,521      2,460
Debt securities...............................    6,118      5,998       185        139       6,303      6,137
                                                 ------     ------     -----       ----      ------     ------
TOTAL AVAILABLE-FOR-SALE SECURITIES...........    9,482      8,139     1,342        458      10,824      8,597
                                                 ------     ------     -----       ----      ------     ------
TIME DEPOSITS LONGER THAN 90 DAYS.............    2,238        570                            2,238        570
                                                 ------     ------     -----       ----      ------     ------
TOTAL AT DECEMBER 31..........................   11,720     16,320     1,342        307      13,062     16,627
                                                 ======     ======     =====       ====      ======     ======

-------------

(1) During 2000, the Group disposed of the majority of its holding of bonds designated as being held-to-maturity. Any remaining bonds in this category have been reclassified to the available-for-sale category of marketable securities.

                          NOTES TO THE NOVARTIS GROUP

11. INVESTMENT IN ASSOCIATED COMPANIES

    Novartis has the following significant investments in associated companies which are accounted for by using the equity method:

                            BALANCE SHEET VALUE                INCOME STATEMENT EFFECT
                        ---------------------------   ------------------------------------------
                            2000           1999           2000           1999           1998
                        CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                        ------------   ------------   ------------   ------------   ------------
Chiron Corporation,
  USA.................     1,360          1,300            97            342            188
CIMO Compagnie
  industrielle de
  Monthey SA,
  Switzerland(1)......                      104                                         (17)
Others................       171            236             1             41             68
                           -----          -----            --            ---            ---
TOTAL.................     1,531          1,640            98            383            239
                           =====          =====            ==            ===            ===

-------------

(1) Spun-off in connection with Agribusiness.

    CHIRON CORPORATION The recording of the results of the strategic interest in Chiron commenced on January 1, 1995. Its equity valuation is based on the Chiron equity at September 30 of each year. The amounts for Chiron incorporated in the Novartis consolidated financial statements take into account the effects stemming from differences in accounting policies between Novartis and Chiron (primarily Novartis' amortization over 10 years of in-process technology arising on Chiron's non-Ciba 1995 acquisitions which were written off by Chiron in
1995). The difference between the equity interest in the underlying net assets and the carrying value of Chiron is CHF 71 million and CHF 124 million as of September 30, 2000 and 1999, respectively, and primarily relates to goodwill. Novartis' effective shareholding in Chiron was 43.3% at September 30, 2000. This had a market value at December 31, 2000 of CHF 5.8 billion (USD 3.5 billion).

    A significant part of the 1999 and 1998 income statement effect results from Chiron's disposal of discontinued operations.

    The Group's associated companies utilize local accounting standards, which are then adjusted to IAS.

                          NOTES TO THE NOVARTIS GROUP

12. DEFERRED TAXES

                                                                               2000            1999
                                                                           CHF MILLIONS    CHF MILLIONS
                                                                           -------------   -------------
Assets associated with   --employee benefit liabilities                          479             554
                         --net operating loss carryforwards                      319             308
                         --inventory                                           1,159           1,360
                         --intangible assets                                     255             255
                         --other provisions and accruals                       1,290           1,346
Less: valuation
  allowance                                                                     (237)           (365)
                                                                               -----           -----
DEFERRED TAX ASSETS
  LESS VALUATION
  ALLOWANCE............                                                        3,265           3,458
                                                                               -----           -----
Liabilities associated
  with                   --tangible fixed asset depreciation                     961           1,106
                         --prepaid pensions                                    1,164             973
                         --other provisions and accruals                       1,054           1,192
                         --inventories                                           309             375
                                                                               -----           -----
TOTAL LIABILITIES......                                                        3,488           3,646
                                                                               -----           -----
NET DEFERRED TAX
  LIABILITY............                                                         (223)           (188)
                                                                               =====           =====

    A reversal of the valuation allowance could occur when circumstances make the realization of deferred tax assets probable. This would result in a decrease in the Group's effective tax rate.

    At December 31, 2000 and 1999, unremitted earnings of CHF 29 billion and
CHF 26 billion, respectively, have been retained indefinitely by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an immaterial income tax charge would result based on the tax statutes currently in effect.

13. OTHER FINANCIAL ASSETS

                                                                  2000            1999
                                                              CHF MILLIONS    CHF MILLIONS
                                                              -------------   -------------
Long-term loans to associated companies.....................          6             113
Other investments and long-term loans.......................      1,489             797
Prepaid pension.............................................      4,106           3,687
                                                                  -----           -----
TOTAL.......................................................      5,601           4,597
                                                                  =====           =====

    The market value of the investments and loans at December 31, 2000 were CHF 2,260 million (1999: CHF 967 million).

                          NOTES TO THE NOVARTIS GROUP

14. INVENTORIES

                                                                  2000            1999
                                                              CHF MILLIONS    CHF MILLIONS
                                                              -------------   -------------
Raw material, consumables...................................      1,315           1,773
Finished products...........................................      2,807           5,114
                                                                  -----           -----
TOTAL.......................................................      4,122           6,887
                                                                  =====           =====

    At December 31, 2000 and 1999 inventory write-downs of CHF 386 million and CHF 487 million respectively were deducted in arriving at the above amounts.

15. TRADE ACCOUNTS RECEIVABLE

                                                                  2000            1999
                                                              CHF MILLIONS    CHF MILLIONS
                                                              -------------   -------------
Total.......................................................      5,531           7,666
Provision for doubtful receivables..........................       (248)           (625)
                                                                  -----           -----
TOTAL NET...................................................      5,283           7,041
                                                                  =====           =====

16. OTHER CURRENT ASSETS

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Withholding tax recoverable.................................       499          1,535
Gerber Life insurance receivables...........................       462            978
Advance payments in respect of acquisitions.................       105             --
Fair value adjustment on financial derivatives..............       225             --
Prepaid expenses     --third parties........................       437            172
                    --associated companies..................         4            104
Other receivables    --third party..........................     1,035          1,492
                    --associated companies..................         9            142
Amounts outstanding from Syngenta...........................       235             --
                                                                 -----          -----
TOTAL OTHER CURRENT ASSETS..................................     3,011          4,423
                                                                 =====          =====

                          NOTES TO THE NOVARTIS GROUP

17. DETAILS OF SHARE CAPITAL MOVEMENTS

                                                                 NUMBER OF SHARES
SHARE CAPITAL (ALL SHARES  ---------------------------------------------------------------------------------------------
HAVE A NOMINAL VALUE OF    JANUARY 1,    MOVEMENT    DECEMBER 31,    MOVEMENT    DECEMBER 31,   MOVEMENT    DECEMBER 31,
CHF 20 EACH)                  1998      IN YEAR(1)       1998       IN YEAR(1)       1999        IN YEAR        2000
-------------------------  ----------   ----------   ------------   ----------   ------------   ---------   ------------
Registered shares.......   64,058,249                 64,058,249     8,071,868    72,130,117                 72,130,117
Bearer shares...........    8,071,868                  8,071,868    (8,071,868)           --                         --
                           ----------   ----------    ----------    ----------    ----------    --------     ----------
TOTAL NOVARTIS AG
  SHARES(2).............   72,130,117          --     72,130,117            --    72,130,117          --     72,130,117
                           ==========   ==========    ==========    ==========    ==========    ========     ==========
TREASURY SHARES
REGISTERED SHARES
Reserved for convertible
  bonds and dividend
  bearing...............      192,496     (23,749)       168,747       (37,625)      131,122     (13,206)       117,916
Other dividend bearing...   2,961,065    (214,995)     2,746,070       957,865     3,703,935     464,676      4,168,611
Non-dividend bearing....    1,430,000                  1,430,000     1,246,700     2,676,700                  2,676,700
                           ----------   ----------    ----------    ----------    ----------    --------     ----------
TOTAL TREASURY REGISTERED
  SHARES................    4,583,561    (238,744)     4,344,817     2,166,940     6,511,757     451,470      6,963,227
                           ==========   ==========    ==========    ==========    ==========    ========     ==========
BEARER SHARES
Dividend bearing........      270,019     (90,056)       179 963      (179,963)           --                         --
Non-dividend bearing....    1,246,700                  1,246,700    (1,246,700)           --                         --
                           ----------   ----------    ----------    ----------    ----------    --------     ----------
TOTAL TREASURY BEARER
  SHARES................    1,516,719     (90,056)     1,426,663    (1,426,663)           --                         --
                           ==========   ==========    ==========    ==========    ==========    ========     ==========
TOTAL TREASURY SHARES...    6,100,280    (328,800)     5,771,480       740,277     6,511,757     451,470      6,963,227
                           ==========   ==========    ==========    ==========    ==========    ========     ==========
OUTSTANDING SHARES
Registered shares.......   59,474,688     238,744     59,713,432     5,904,928    65,618,360    (451,470)    65,166,890
Bearer shares...........    6,555,149      90,056      6,645,205    (6,645,205)           --                         --
                           ----------   ----------    ----------    ----------    ----------    --------     ----------
TOTAL OUTSTANDING
  SHARES................   66,029,837     328,800     66,358,637      (740,277)   65,618,360    (451,470)    65,166,890
                           ==========   ==========    ==========    ==========    ==========    ========     ==========

                             CHF         CHF           CHF           CHF          CHF           CHF          CHF
                          MILLIONS     MILLIONS      MILLIONS     MILLIONS      MILLIONS     MILLIONS      MILLIONS
                          ---------   ----------   ------------   ---------   ------------   ---------   ------------
Total share capital.....    1,443                     1,443                      1,443                      1,443
Treasury shares.........     (122)          7          (115)          (15)        (130)           (9)        (139)
                            -----       -----         -----         -----        -----         -----        -----
OUTSTANDING SHARE
  CAPITAL...............    1,321           7         1,328           (15)       1,313            (9)       1,304
                            =====       =====         =====         =====        =====         =====        =====

-------------

(1) On April 21, 1999 the Company's Annual General Meeting approved the conversion of all Novartis AG's bearer shares into an equal number of registered shares.

(2) All shares are authorized, issued and fully paid. All shares are voting shares and, except as noted in the table, are dividend bearing.

                          NOTES TO THE NOVARTIS GROUP

18. LONG-TERM FINANCIAL DEBTS

                                                                                       2000           1999
                                                                                   CHF MILLIONS   CHF MILLIONS
                                                                                   ------------   ------------
Convertible bonds................................................................     1,110          1,088
Straight bonds...................................................................       961          1,574
Liabilities to banks and other financial institutions(1).........................       278            563
Finance lease obligations........................................................         8             12
                                                                                      -----          -----
TOTAL (INCLUDING CURRENT PORTION OF LONG-TERM DEBT)..............................     2,357          3,237
Less current portion of long-term debt...........................................       (74)          (793)
                                                                                      -----          -----
TOTAL............................................................................     2,283          2,444
                                                                                      =====          =====
CONVERTIBLE BONDS
USD                     USD 750 million 2.00% convertible bonds 1995/2002 of
                          Novartis Capital Ltd., British Virgin Islands(2).......     1,085          1,026
CHF                     CHF 750 million 1.25% convertible bonds 1995/2002 of
                          Novartis Capital Ltd., British Virgin Islands(3).......        25             62
                                                                                      -----          -----
TOTAL CONVERTIBLE BONDS..........................................................     1,110          1,088
                                                                                      =====          =====
STRAIGHT BONDS
USD                     USD 300 million 6.375% bonds 1993/2000 of Novartis
                          Overseas Finance Ltd., British Virgin Islands..........        --            478
USD                     USD 100 million 5.88% Euro Medium Term Note 1993/2000 of
                          Novartis Corporation, Summit, New Jersey, USA..........        --            160
USD                     USD 300 million 6.625% bonds 1995/2005 of Novartis
                          Corporation, Summit, New Jersey, USA...................       492            478
USD                     USD 250 million 6.625% Euro Medium Term Note 1995/2005 of
                          Novartis Corporation, Summit, New Jersey, USA and
                          subsidiaries...........................................       410            398
USD                     USD 36 million 9.0% bonds 2006 of Gerber Products,
                          Fremont................................................        59             60
                                                                                      -----          -----
TOTAL STRAIGHT BONDS.............................................................       961          1,574
                                                                                      =====          =====

-------------

(1) Average interest rate 3.7% (1999: 3.6%).

(2) Bonds of USD 10,000 par value are convertible up to September 30, 2002 into approx. 9.60 issued and outstanding, fully paid registered shares of Novartis AG. Novartis Capital Ltd. has acquired options from the non-consolidated employee share participation and employee benefit foundations to cover partly its obligation to deliver shares under the conversion terms of the bonds. It also has options to cover the balance of its obligations from entities, which are consolidated. At December 31, 2000 the outstanding hedge with the non-consolidated entities represented 595,816 shares. An appropriate number of treasury shares are reserved for the balance. At December 31, 2000 bonds totaling USD 32.2 million had been converted. The difference between the nominal value of USD 717.8 million and the balance sheet value of USD 662.3 million is due to the accrual from the original debt value to the maturity value of 100%.

(3) Bonds of CHF 5,000 par value are convertible up to October 9, 2002 into 5 issued and outstanding, fully paid shares of Novartis AG and 5 issued and outstanding fully paid shares of Syngenta AG with each converting bondholder receiving an amount of CHF 239.95 per bond in cash. Novartis Capital Ltd. has acquired options from consolidated entities to cover its obligation to deliver shares under the conversion terms of the bonds. An appropriate number of treasury shares and Syngenta AG shares are reserved. At
    December 31, 2000 bonds totaling CHF 725.5 million had been converted.

                          NOTES TO THE NOVARTIS GROUP

18. LONG-TERM FINANCIAL DEBTS (CONTINUED)

                                                                       2000           1999
                                                                   CHF MILLIONS   CHF MILLIONS
                                                                   ------------   ------------
Breakdown by maturity...............................        2000                       793
                                                            2001         74            121
                                                            2002      1,204          1,184
                                                            2003         21             36
                                                            2004         40             81
                                                            2005        907
                                                      Thereafter        111          1,022
                                                                      -----          -----
TOTAL...............................................                  2,357          3,237
                                                                      =====          =====
Breakdown by currency...............................         USD      2,068          2,712
                                                             CHF         26             63
                                                             JPY         59            209
                                                          Others        204            253
                                                                      -----          -----
TOTAL...............................................                  2,357          3,237
                                                                      =====          =====

                                          2000            2000           1999            1999
                                      BALANCE SHEET   FAIR VALUES    BALANCE SHEET   FAIR VALUES
FAIR VALUE COMPARISON                 CHF MILLIONS    CHF MILLIONS   CHF MILLIONS    CHF MILLIONS
---------------------                 -------------   ------------   -------------   ------------
Convertible bonds...................      1,110          2,079           1,088          1,782
Straight bonds......................        961            984           1,574          1,551
Others..............................        286            286             575            575
                                          -----          -----           -----          -----
TOTAL...............................      2,357          3,349           3,237          3,908
                                          =====          =====           =====          =====

                                                                  2000           1999
COLLATERALIZED LONG-TERM DEBTS AND PLEDGED ASSETS             CHF MILLIONS   CHF MILLIONS
-------------------------------------------------             ------------   ------------
Total amount of collateralized long-term financial debts....       263            245
Total net book value of tangible fixed assets pledged as
  collateral for long-term financial debts..................       168            415
                                                                 =====          =====

    The financial debts including short-term financial debts, contain only general default covenants. The Group is in compliance with these covenants.

                          NOTES TO THE NOVARTIS GROUP

19. OTHER LONG-TERM LIABILITIES

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Employee benefits--unfunded defined benefit plans                  888          1,123
                -- other long-term employee benefits and
                  deferred compensation.....................       379            705
Other post-retirement benefits..............................       676            630
Liabilities for insurance activities........................       627            711
Environmental provisions....................................       207            332
Provision for legal and product liability settlements.......       357            496
Deferred purchase consideration.............................       217            231
Restructuring provision.....................................        17             67
Provision for leasehold renovations.........................        --             54
Other provisions............................................       477            238
                                                                 -----          -----
TOTAL.......................................................     3,845          4,587
                                                                 =====          =====

20.  MOVEMENTS IN OTHER LONG-TERM LIABILITIES

RESTRUCTURING CHARGES

    The Group has experienced significant merger and divestment activity since 1996, when Sandoz and Ciba merged to form Novartis, and the Group divested Ciba Specialty Chemicals ("CSC") with effect from January 1, 1997. Restructuring accruals in 1996 totaled CHF 4,126 million, comprised of employee termination costs of CHF 1,945 million, other third party costs of CHF 1,594 million and tangible fixed asset impairments of CHF 587 million. Charges for restructuring plans were related to continuing operations, including the reduction of excess staffing, the streamlining of facilities and operations and other restructuring measures. 12,000 employees were identified in the original plan all of whom have now left the Group. All other significant actions associated with the restructuring charge have been completed by December 31, 2000 with the exception of CHF 159 million relating primarily to non-cancellable lease payments for unoccupied office space in the U.S.

    Charges of CHF 208 million were incurred during 1998 in conjunction with the restructuring of the Consumer Health sector worldwide as well as the Pharmaceuticals sector in the U.S. The charges included employee termination costs of CHF 135 million, other third party costs of CHF 51 million and tangible fixed asset impairments of CHF 22 million. 581 production, administration and sales employees were identified in the original plan, all of whom have left the Group as of December 31, 2000. All significant actions associated with these plans have been completed.

    In June 1999, the Agribusiness sector initiated "Project Focus". The charges of CHF 100 million incurred in conjunction with this project were comprised of employee termination costs of CHF 61 million, other third party costs of CHF 22 million and tangible fixed asset impairments of CHF 17 million. 1,100 employees were identified in the original plan, 700 of whom had left the Group as of the Agribusiness spin-off date of November 6, 2000. The remaining employees and the corresponding restructuring provisions were transferred to Syngenta.

    In July 1999 charges of CHF 70 million were incurred in conjunction with the plan to downsize certain pharmaceutical production facilities mainly in the U.S. and Canada. The charges were comprised of employee termination costs of CHF 54 million and other third party costs of CHF 16 million.

                          NOTES TO THE NOVARTIS GROUP

20.  MOVEMENTS IN OTHER LONG-TERM LIABILITIES (CONTINUED)
146 employees were identified in the original plan, of which 20 employees remain with the Group as of December 31, 2000, all of whom will leave in 2001. All significant actions associated with the plan are expected to be completed by June 30, 2001.

    On October 2, 2000, the CIBA Vision sector acquired Wesley Jessen VisionCare Inc., a leading worldwide developer, manufacturer and marketer of specialty contact lenses. Total costs of CHF 118 million were incurred in connection with the integration and restructuring of the CIBA Vision and Wesley Jessen activities worldwide. CHF 41 million was charged to operating income and CHF 77 million was included in the net assets acquired. The total cost includes employee termination costs of CHF 59 million, other third party costs of CHF 35 million and tangible fixed asset impairments of CHF 24 million. 1,100 employees have been identified in the plan and most are scheduled to leave by the end of 2001 when all significant actions associated with the plan are expected to be completed.

    In November 2000 charges of CHF 15 million were incurred in conjunction with the closure and relocation of part of the Generics operations in the U.S. All of these charges are for employee termination costs. 200 employees have been identified in the plan, all of whom remained employed as of December 31, 2000 although they had been informed of the restructuring plan and its benefit terms by this date. All significant actions associated with the plan are expected to be completed by June 30, 2001.

    In December 2000 charges of CHF 40 million were incurred in conjunction with the closure and sale of the Pharmaceutical sector Summit site in the U.S. The charges comprised employee termination costs of CHF 10 million and other third party costs of CHF 30 million. 122 employees have been identified in the plan, 84 of whom remained employed as of December 31, 2000. All significant actions associated with the plan are expected to be completed by March 2003.

                          NOTES TO THE NOVARTIS GROUP

20.  MOVEMENTS IN OTHER LONG-TERM LIABILITIES (CONTINUED)
    The release to income in 2000 of CHF 39 million was the result of settlements of liabilities at lower amounts than originally anticipated.

                                        EMPLOYEE     TANGIBLE FIXED   OTHER THIRD
                                      TERMINATION        ASSET           PARTY
                                         COSTS        IMPAIRMENTS        COSTS          TOTAL
                                      CHF MILLIONS    CHF MILLIONS    CHF MILLIONS   CHF MILLIONS
                                      ------------   --------------   ------------   ------------
BALANCE AT JANUARY 1, 1998..........       805             473             787          2,065
Cash payments.......................      (422)            (90)           (186)          (698)
Releases............................       (59)            (53)            (58)          (170)
Additions...........................       135              22              51            208
Non-income tangible fixed asset
  write-offs........................                       (43)                           (43)
Translation gain/(loss), net........        (4)             (9)            (13)           (26)
                                          ----            ----            ----          -----
BALANCE AT DECEMBER 31, 1998........       455             300             581          1,336
Cash payments.......................      (251)            (15)           (222)          (488)
Releases............................       (89)             (2)           (193)          (284)
Additions...........................       115              17              38            170
Non-income tangible fixed asset
  write-offs........................                      (278)                          (278)
Translation gain/(loss), net........        50              20              34            104
                                          ----            ----            ----          -----
BALANCE AT DECEMBER 31, 1999........       280              42             238            560
Cash payments.......................      (201)                            (91)          (292)
Releases............................       (20)             (8)            (11)           (39)
Additions(1)........................        90              24              64            178
Non-income tangible fixed asset
  write-offs........................                        (4)                            (4)
Effect of Agribusiness spin-off.....       (10)             (2)             (6)           (18)
Translation gain/(loss), net........         1               1              10             12
                                          ----            ----            ----          -----
BALANCE AT DECEMBER 31, 2000........       140              53             204            397
                                          ====            ====            ====          =====
Included in short-term
  liabilities.......................                                                      380
Included in long-term liabilities...                                                       17
                                                                                        -----
TOTAL...............................                                                      397
                                                                                        =====

-------------

(1) Additions charged to the operating income of the period were CHF 101 million. Additions to restructuring provisions of CHF 77 million relating to the Wesley Jessen acquisition were included in the net assets acquired.

TANGIBLE FIXED ASSET IMPAIRMENTS

    Based on the review of the carrying values of tangible fixed assets, write-downs are recorded for tangible fixed assets impaired or related to activities to be restructured, divested or abandoned. The provision is transferred to accumulated depreciation as the tangible fixed assets are restructured, divested or abandoned.

OTHER THIRD PARTY COSTS

    Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

                          NOTES TO THE NOVARTIS GROUP

20.  MOVEMENTS IN OTHER LONG-TERM LIABILITIES (CONTINUED)
ENVIRONMENTAL MATTERS

    In the U.S., Novartis Agribusiness was named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party ("PRP") in respect of several sites. The responsibility for these sites was allocated to Syngenta as part of the spin-off process. Novartis actively participates in or monitors the clean-up activities at the sites in respect of which it is a PRP.

    Novartis has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 1. These provisions include future remediation payments totaling CHF 23 million which have been discounted at a risk free rate of 6% to a recorded liability of CHF 12 million. These discounted amounts will be paid out over the period of remediation for the applicable sites, which is expected to be 30 years. The accrual recorded at December 31, 2000 consists of CHF 132 million provided for remediation at third-party sites and CHF 82 million for remediation of owned facilities. The estimated reserve takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability.

    The requirement in the future for Novartis ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Novartis or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of a risk assessment based on investigation of the various sites. Novartis' future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Novartis at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

    Novartis believes that its reserves are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. The effect of resolution of environment matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to the Novartis financial condition but could be material to the Novartis results of operations in a given period.

ENVIRONMENTAL PROVISIONS

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
January 1...................................................       379           310
  Cash payments.............................................       (35)          (18)
  Additions.................................................        24            70
  Effect of Agribusiness spin-off...........................      (166)           --
  Translation gain, net.....................................        12            17
                                                                  ----           ---
DECEMBER 31.................................................       214           379
Less short-term liability...................................        (7)          (47)
                                                                  ----           ---
LONG-TERM LIABILITY.........................................       207           332
                                                                  ====           ===

                          NOTES TO THE NOVARTIS GROUP

20.  MOVEMENTS IN OTHER LONG-TERM LIABILITIES (CONTINUED)
PROVISIONS FOR LEGAL AND PRODUCT LIABILITY

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
January 1...................................................       496           358
  Cash payments.............................................       (43)          (36)
  Additions.................................................       283           103
  Effect of Agribusiness spin-off...........................       (98)           --
  Translation gain, net.....................................         1            71
                                                                  ----           ---
DECEMBER 31.................................................       639           496
Less short-term liability...................................      (282)           --
                                                                  ----           ---
LONG-TERM LIABILITY.........................................       357           496
                                                                  ====           ===

21.  SHORT-TERM FINANCIAL DEBTS

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Bank and other financial debt (including interest bearing
  employee accounts)........................................     3,053          4,747
Commercial paper............................................       408          1,019
Current portion of long-term financial debt.................        74            793
Financial obligation for repurchase agreements..............       244            920
                                                                 -----          -----
TOTAL.......................................................     3,779          7,479
                                                                 =====          =====

    The above balance sheet values of short-term financial debt, other than the current portion of long-term financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

    Bank and other financial debt includes no amounts payable to pension and other employee benefit funds, employee share participation plans and other foundations referred to in notes 26 and 27.

    The weighted average interest rate on the bank and other financial debt was 4.5% and 4.6% as of December 31, 2000 and 1999, respectively.

                          NOTES TO THE NOVARTIS GROUP

22. OTHER SHORT-TERM LIABILITIES

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Income and other taxes......................................     1,263          2,784
Restructuring provisions....................................       380            493
Accrued expenses............................................     3,098          3,037
Current portion of provision for potential claims from
  insurance activities......................................       250            240
Social security/pension funds...............................       150            203
Current portion of environmental provisions.................         7             47
Deferred income relating to government grants...............        25             30
Deferred divestment proceeds................................       155             54
Fair value adjustment on financial derivatives..............        91            190
Provisions for goods returned and commissions...............        14            222
Provision for legal and product liability settlements.......       282             --
Amount due to Syngenta......................................        25             --
Other payables..............................................       530            663
                                                                 -----          -----
TOTAL.......................................................     6,270          7,963
                                                                 =====          =====

23. CASH FLOWS ARISING FROM CHANGES IN WORKING CAPITAL EXCLUDING RESTRUCTURING ITEMS

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Change in inventories.............................       230             469          (364)
Change in trade accounts receivable and other net
  current assets..................................      (376)         (1,257)           32
Change in trade accounts payable..................       106             294          (241)
                                                        ----          ------          ----
TOTAL.............................................       (40)           (494)         (573)
                                                        ====          ======          ====

                          NOTES TO THE NOVARTIS GROUP

24. CASH FLOWS ARISING FROM MAJOR ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES

   The following is a summary of the cash flow impact of the major divestments and acquisitions of subsidiaries:

                                 2000          2000           1999          1999           1998          1998
                             ACQUISITIONS   DIVESTMENTS   ACQUISITIONS   DIVESTMENTS   ACQUISITIONS   DIVESTMENTS
      (CHF MILLIONS)         ------------   -----------   ------------   -----------   ------------   -----------
Tangible fixed assets......       (199)        2,491           (77)          148            (70)          107
Other long-term assets.....       (105)        2,415           (42)           16             (1)          141
Inventories................       (196)        2,551           (56)           55            (48)           82
Trade accounts receivable
  and other current
  assets...................       (165)        2,631          (163)           70           (102)          248
Marketable securities, cash
  and short-term
  deposits.................        (51)          (70)           (7)           13             (7)           15
Long-term and short-term
  debt to third parties....        200        (3,336)          106           (49)            33           (14)
Trade accounts payable and
  other liabilities........        635        (2,918)           73            17             62          (113)
                                ------        ------          ----           ---           ----          ----
NET ASSETS
  ACQUIRED/DIVESTED........        119         3,764          (166)          270           (133)          466
Less acquired/divested
  liquidity................         51            70             8           (13)             7           (15)
Less decrease in
  investments in associated
  companies................                                     23                          122
                                ------        ------          ----           ---           ----          ----
SUB-TOTAL..................        170         3,834          (135)          257             (4)          451
Goodwill...................     (1,612)                       (203)                        (327)
Reversal of goodwill
  formerly charged to
  equity...................                                                                                77
Changes in equity and
  minority interests due
  to:
  --net assets transferred
    to Syngenta............                   (4,463)
  --proceeds received from
    Novartis shareholders
    in respect of Syngenta
    related purchase
    rights.................                      687
  --other..................                       12            39            (7)                         (51)
Divestment gains...........                        1                         288                           89
                                ------        ------          ----           ---           ----          ----
NET CASH FLOW..............     (1,442)           71          (299)          538           (331)          566
                                ======        ======          ====           ===           ====          ====

    The significant changes in the companies that have been consolidated are described in Note 2.

    All acquisitions were for cash. The significant divestment in 2000 was the spin-off of Novartis Agribusiness to form Syngenta AG.

                          NOTES TO THE NOVARTIS GROUP

24. CASH FLOWS ARISING FROM MAJOR ACQUISITIONS AND DIVESTMENTS OF SUBSIDIARIES (CONTINUED)
    The following are the cash flows from the discontinuing Agribusiness sector included in the consolidated cash flow statement.

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Cash flow from operating activities...............     1,437            927            813
Cash flow from investing activities...............      (166)          (425)          (460)
Cash flow from financing activities...............      (818)          (525)          (366)

25. EMPLOYEE BENEFITS

(a)  PENSION PLANS

    The Group has, apart from the legally required social security schemes, numerous independent pension plans. For certain Group companies, however, no independent assets exist for the pension and other long-term employee benefit obligations. In these cases the related liability is included in the balance sheet.

    Defined benefit pension plans cover the majority of the Group's employees. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries.

    Plan assets are recorded at fair values. The defined benefit obligations of all significant plans are covered by assets. The surplus on implementing revised IAS 19 was reported as an adjustment to the opening balance of retained earnings as of January 1, 1999.

    The following is a summary of the status of the main defined benefit plans at December 31, 2000 and 1999 using the IAS 19 (revised) actuarial assumptions:

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Funded assets of independent defined benefit pension
  plans:....................................................     25,426         25,454
Defined benefit obligations of active and retired
  employees.................................................    (17,662)       (21,304)
                                                                -------        -------
FUNDED STATUS...............................................      7,764          4,150
Limitation on recognition of surplus due to uncertainty of
  obtaining future benefits.................................     (1,965)          (455)
Unrecognized gain...........................................     (2,581)        (1,131)
                                                                -------        -------
NET ASSET IN BALANCE SHEET..................................      3,218          2,564
                                                                =======        =======

    In certain countries, as part of the contract terms for the creation of Syngenta AG, the Novartis Group has become irrevocably committed to ensuring that, in circumstances where Agribusiness employees were contained in Novartis Group plans, these plans transfer the appropriate portion of their assets to independently funded employee benefit plans of Syngenta. Final transfer of all of these funds will occur in 2001, however, Novartis has calculated that CHF
1.5 billion of assets will be transferred to Syngenta and these assets have been deducted from the Novartis Group's funded assets.

                          NOTES TO THE NOVARTIS GROUP

25. EMPLOYEE BENEFITS (CONTINUED)
    The net asset in the balance sheet consists of:

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Prepaid pension expense included in financial assets(1).....     4,106           3,687
Accrued pension costs included in other long-term
  liabilities...............................................      (888)         (1,123)
                                                                 -----          ------
TOTAL NET ASSET.............................................     3,218           2,564
                                                                 =====          ======

-------------

(1) Prepaid pension expense includes CHF 52 million of settlement gains that were credited to equity as a result of the Agribusiness spin-off.

    The following are the principal actuarial assumptions, used for calculating the 2000 and 1999 income statement amounts and the above December 31, 2000 and 1999 funded status of the main defined benefit plans:

                                                                                                     FUNDED
                                                                     INCOME STATEMENT                STATUS
                                                              ------------------------------   -------------------
WEIGHTED AVERAGE %                                              2000       1999       1998       2000       1999
------------------                                            --------   --------   --------   --------   --------
                                                                 %          %          %          %          %
--discount rate.............................................    4.1        3.6        4.9        4.5        4.1
--payroll indexation........................................    2.8        2.8        4.3        2.8        2.8
--return on assets..........................................    6.2        6.1        5.2        6.2        6.1

    In some Group companies employees are covered by defined contribution plans and other long-term employee benefits. The liability of the Group for these benefits is reported in other long-term employee benefits and deferred compensation and amounts at December 31, 2000 to CHF 379 million (1999:
CHF 705 million). In 2000 contributions charged to the consolidated income statement for the defined contribution plans were CHF 91 million (1999: CHF
122 million, 1998: CHF 79 million).

    The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2000 was 1.1 million shares with a market value of CHF
3.1 billion (1999: CHF 1.2 million shares with a market value of CHF
2.8 billion).

    The plan sold 113,885 Novartis AG shares during the year ended December 31, 2000 (1999: purchased 40,000 shares). The amount of dividends received on Novartis AG shares held as plan assets was CHF 37 million for the year ended December 31, 2000 (1999: CHF 34 million).

                          NOTES TO THE NOVARTIS GROUP

25. EMPLOYEE BENEFITS (CONTINUED)

(b)  OTHER POST-RETIREMENT BENEFITS

    The Group's post-retirement healthcare, insurance and other related post-retirement benefits are not funded.

    The following are the principal actuarial assumptions used for calculating these post-retirement benefits:

                                                  2000               1999               1998
                                            WEIGHTED AVERAGE   WEIGHTED AVERAGE   WEIGHTED AVERAGE
                                            ----------------   ----------------   ----------------
                                                   %                  %                  %
--discount rate...........................        7.7                7.7                6.8
--healthcare cost trend (initial).........        5.9                5.9                6.2
--healthcare cost trend (ultimate)........        4.8                4.8                5.0

    In 2000 the cost of post-retirement benefits other than pensions totaled CHF 77 million. (1999: CHF 62 million; 1998: CHF 27 million).

    The following is a summary of the balance sheet movements and income statement amounts in relation to defined benefit plans and other post-retirement benefits:

                                            DEFINED BENEFIT                 OTHER POST-
                                             PENSION PLANS              RETIREMENT BENEFITS
                                      ---------------------------   ---------------------------
                                          2000           1999           2000           1999
                                      CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                      ------------   ------------   ------------   ------------
ASSET/(LIABILITY) AT BEGINNING OF
  THE YEAR..........................     2,564            832           (630)          (831)
Additional net assets due to
  adoption of IAS 19 (revised)......                    1,184                           218
Increase in prepaid pensions........       419            408
Decrease/(increase) in accrued
  liabilities.......................       235            140            (46)           (17)
                                         -----          -----           ----           ----
ASSET/(LIABILITY) AT END OF YEAR....     3,218          2,564           (676)          (630)
                                         =====          =====           ====           ====

    The amounts recognized in the income statement are as follows:

                                            DEFINED BENEFIT                 OTHER POST-
                                             PENSION PLANS              RETIREMENT BENEFITS
                                      ---------------------------   ---------------------------
                                          2000           1999           2000           1999
                                      CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                      ------------   ------------   ------------   ------------
Expected return on plan assets......     1,584          1,505
Current service cost................      (428)          (508)           (11)           (15)
Interest cost.......................      (857)          (784)           (48)           (47)
Amortization of actuarial
  gains/(losses)....................        49                           (18)
                                         -----          -----           ----           ----
INCOME/(EXPENSE)(1).................       348            213            (77)           (62)
                                         =====          =====           ====           ====

-------------
(1) Settlement gains of CHF 52 million resulting from the Agribusiness spin-off were directly credited to equity.

    The actual return on plan assets for 2000 was CHF 2,949 million (1999: CHF 1,429 million).

                          NOTES TO THE NOVARTIS GROUP

26. EMPLOYEE SHARE PARTICIPATION PLANS

    Employee and management share participation plans exist as follows:

(a) EMPLOYEE SHARE OWNERSHIP PLAN

    In 1998, a Novartis Employee Share Ownership Plan was introduced for all employees of Swiss subsidiaries. This entitles employees after 1 year of service to acquire 3 shares in Novartis AG every year at a price determined by the Board's compensation committee, which is currently CHF 500 per share. Employees are immediately required to buy the shares to which they have become entitled. During the year 35,738 shares (1999: 38,860 shares) were distributed under this plan.

(b) NOVARTIS STOCK OPTION PLAN

    Under the current plan options, exercisable after 3 years and terminating after 10 years, are granted annually as part of the remuneration of executive officers and other employees outside the USA selected by the Board's compensation committee. Each option entitles them to acquire Novartis AG shares (1 share per option) at a predetermined strike price. The number of options granted depends on the performance of individuals and of the sector in which they work.

                                                             2000                        1999
                                                   -------------------------   -------------------------
                                                                 WEIGHTED                    WEIGHTED
                                                                 AVERAGE                     AVERAGE
                                                    SHARES    EXERCISE PRICE    SHARES    EXERCISE PRICE
                                                    (000)          CHF          (000)          CHF
                                                   --------   --------------   --------   --------------
Options outstanding at beginning of the year.....    134          2,164           90          2,155
Granted..........................................     70          2,714           45          2,150
Exercised........................................     (1)         1,077           (1)           946
Cancelled........................................     (2)         2,430           --             --
                                                     ---          -----          ---          -----
Outstanding at the end of the year...............    201          2,362          134          2,164
                                                     ---          -----          ---          -----
Exercisable at the end of the year...............     49          1,793           14          1,959
                                                     ---          -----          ---          -----
Weighted average fair value of options granted
  during the year (CHF)..........................                   900                         676
                                                                  =====                       =====

    All options were granted at an exercise price which was greater than the market price of the Group's shares at the grant date.

    The following table summarizes information about share options outstanding at December 31, 2000:

                                      OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                       --------------------------------------------------   ------------------------------
                         NUMBER      AVERAGE REMAINING   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE      OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
PRICES                    (000)            YEARS               CHF             (000)            CHF
-----------------      -----------   -----------------   ----------------   -----------   ----------------
1,200-1,900..........         43            6.0               1,681               44           1,681
2,100-2,900..........        158            8.3               2,549                5           2,768
                         -------            ---               -----           ------           -----
                             201            7.8               2,362               49           1,793
                         =======            ===               =====           ======           =====

                          NOTES TO THE NOVARTIS GROUP

26. EMPLOYEE SHARE PARTICIPATION PLANS (CONTINUED)
    As a consequence of the spin-off of Agribusiness on November 6, 2000 conversion adjustments were made to the options outstanding from the plan years 1998 and 1999. Each existing Novartis Option was exchanged into a new Novartis Option and a Syngenta Option. Immediately following the spin-off the exercise prices were adjusted to reflect the impact of the spin-off and to preserve the economic value of those options that existed just prior to the spin-off for the holders of Novartis stock options.

    The following table summarizes the outstanding Syngenta options:

                                                                              2000
                                                                            WEIGHTED
                                                                            AVERAGE
                                                               SHARES    EXERCISE PRICE
                                                               (000)          CHF
                                                              --------   --------------
Granted.....................................................    100            64
                                                                ---            --
Outstanding at the end of the year..........................    100            64
                                                                ===            ==

                                      OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                       --------------------------------------------------   ------------------------------
                         NUMBER      AVERAGE REMAINING   WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE      OUTSTANDING   CONTRACTUAL LIFE     EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
PRICES                    (000)            YEARS               CHF             (000)            CHF
-----------------      -----------   -----------------   ----------------   -----------   ----------------
57-76................      100              7.9                  64             100               64

(c) U.S. MANAGEMENT ADS APPRECIATION CASH PLAN

    Options are granted annually as part of the remuneration of executive officers and other employees selected by the Board's compensation committee. The number of options granted depends on the performance of individuals and of the sector in which they work. As with the Novartis Stock Option Plan due to the Agribusiness spin-off to Syngenta, the options had to be converted. Adjustments were made to all options outstanding and not exercised on the date of the spin-off. Immediately following the spin-off the exercise prices were adjusted in order to preserve the economic value of those options.

    In 2000, options on Novartis ADSs totaled 4,863,940 and options on Syngenta ADSs totaled 597,773 (1999: 2,555,200 options on Novartis ADSs and 319,379 options on Syngenta ADSs) exercisable after 3 years and terminating after 10 years, were granted as part of the remuneration of eligible Novartis employees in the U.S. entitling them to cash compensation equivalent to the increase in the value of Novartis or Syngenta ADSs compared to the market price of the ADSs on the grant date.

(d) MANAGEMENT SHARE PROGRAMS

    In 2000 a new management long term performance plan and a restricted stock program were established. The grants in relation to these programs are designed to foster long term participation for eligible employees by aligning their contribution to the long term performance of the Group. Grants are restricted and vest after 3 years. 7,688 shares were granted in 2000.

(e) In 2000, 1999 and 1998, the cost of the non-U.S. plans referred to in (a),
(b) and (d) above was borne wholly by Novartis employee share participation foundations which are not consolidated. The cost of the U.S. plans referred to in (c) above was hedged by the U.S. subsidiaries and ultimately is also borne wholly by Novartis employee share participation foundations. These foundations have adequate resources to meet the needs of the above plans for the foreseeable future.

                          NOTES TO THE NOVARTIS GROUP

26. EMPLOYEE SHARE PARTICIPATION PLANS (CONTINUED)

(f) Movements in Novartis AG shares held by the Novartis employee share participation foundations were as follows:

                                                                2000        1999        1998
                                                               NUMBER      NUMBER      NUMBER
                                                              OF SHARES   OF SHARES   OF SHARES
                                                                (000)       (000)       (000)
                                                              ---------   ---------   ---------
JANUARY 1...................................................    2,243       1,717       2,060
Shares bought in the market.................................      243         565        (298)
Shares distributed to employees.............................      (36)        (39)        (45)
                                                                -----       -----       -----
DECEMBER 31.................................................    2,450       2,243       1,717
                                                                =====       =====       =====

    The market value of the Novartis AG shares held by these foundations at December 31, 2000 was CHF 7.0 billion (1999: CHF 5.2 billion).

27. RELATED PARTIES

    The Group has in the past set up certain foundations with the objects of employee welfare, employee share participation and charitable contributions. The charitable foundations foster health care and social development in rural countries, and conduct agricultural development and research.

    These foundations are autonomous, with independent boards responsible for administering the foundations in accordance with the foundations' objects and the law.

    The employee share participation foundations have not been consolidated as SIC 12 exempts equity compensation plans from its scope. The total assets of these foundations as of December 31, 2000, include 2.5 million shares of Novartis AG with a fair value of CHF 7.0 billion.

    Furthermore, there are approximately thirty other foundations that were established for charitable purposes that have not been consolidated, as the Group does not receive benefit. As of December 31, 2000 these foundations held approximately 158,000 shares of Novartis AG with a cost of approximately
CHF 40 million.

    In 2000, the Novartis Group:

    - granted short-term loans totaling CHF 936 million to these foundations.

    - received short-term loans totaling CHF 241 million from these foundations.

    - sold to these foundations 35,000 Novartis AG shares at market rates.

    In 1999, the Novartis Group:

    - granted short-term loans totaling CHF 330 million to these foundations.

    - received short-term loans totaling CHF 192 million from these foundations.

    - sold to these foundations 277,000 Novartis AG shares at market rates.

    In 1998, the Novartis Group sold to these foundations

    - marketable securities to cover option obligations of these foundations at market values for a total of CHF 218 million realizing a gain of CHF 160 million.

    - 244,000 Novartis AG shares at market rates.

    See notes 5, 25 and 26 for disclosure of other related party transactions and balances.

                          NOTES TO THE NOVARTIS GROUP

28. COMMITMENTS AND CONTINGENCIES

    NOVARTIS AGRIBUSINESS In connection with the Agribusiness Master Agreement, there remain several assets which are not material to the business of Novartis that have not been transferred legally due to local requirements that necessarily prolong administrative proceedings required for such transfer. All such administrative proceedings have been initiated and Novartis expects no difficulties in completing transfer during 2001.

    Pursuant to the Master Agreement and related service agreements, Novartis and Syngenta, and their local subsidiaries, have agreed to render each other specified services for an interim period. These services include support for human resources, health, safety and environment, insurance, legal and other functional areas. None of the services are material to the business of Novartis and are provided merely as an accommodation to permit an orderly separation of the businesses in a manner that efficiently addresses local concerns.

    CHIRON In addition to its investment in Chiron shares, Novartis has agreed to:

    - purchase up to USD 500 million of new Chiron equity, at Chiron's request. This has not been requested to date.

    - guarantee up to USD 703 million of Chiron debt. Utilization of the guarantee in excess of USD 425 million reduces the equity put amount mentionedabove.

    - guarantee an additional USD 200 million of credit facilities to enable repayment of certain convertible debt of Chiron.

    - invest at least USD 265 million for research support. USD 256 million was invested up to December 31, 2000 and the balance of USD 9 million will be paid in 2001.

LEASING COMMITMENTS

    Commitments arising from fixed-term operational leases in effect at December 31 are as follows:

                                                                 2000
                                                             CHF MILLIONS
                                                             -------------
2001.......................................................        173
2002.......................................................        117
2003.......................................................         70
2004.......................................................         45
2005.......................................................         42
Thereafter.................................................        191
                                                                 -----
TOTAL......................................................        638
                                                                 =====

    The leasing expense from fixed term operational leases was CHF 205 million, CHF 211 million, and CHF 199 million for 2000, 1999, and 1998, respectively.

    RESEARCH & DEVELOPMENT COMMITMENTS During 2000, the Group has entered into a long-term research agreement with Vertex Pharmaceuticals Inc., to discover, develop and commercialize small molecule drugs. Under the agreement, Novartis will provide research funding of CHF 328 million (USD 200 million) over 6 years. Furthermore licence fees, milestone payments and reimbursements of CHF 656 million (USD 400 million) or more are possible subject to the outcome of the research according to predefined criteria.

                          NOTES TO THE NOVARTIS GROUP

28. COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Group has entered into other long-term research agreements with various institutions where the Group will fund various research projects and other commitments. The approximate payments to those institutions as of December 31, 2000 are as follows:

                                                                 2000
                                                             CHF MILLIONS
                                                             -------------
2001.......................................................        650
2002.......................................................        328
2003.......................................................        243
2004.......................................................        186
2005.......................................................        101
Thereafter.................................................        104
                                                                 -----
TOTAL......................................................      1,612
                                                                 =====

    CONTINGENCIES Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings arising out of the normal conduct of their business.

    The Group, along with numerous other prescription drug manufacturers, is a defendant in various actions brought by certain U.S. retail pharmacies, alleging antitrust and pricing violations. The Group believes that these actions are without merit.

    A number of Group companies are also the subject of litigation arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. In the opinion of Group management, however, the outcome of the actions referred to will not materially affect the Group's financial position, result of operations or cash flow.

    The material components of the environmental liability consist of a risk assessment based on investigation of the various sites. The Group's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. The Group does not expect the resolution of such uncertainties to have a material effect on the consolidated financial statements.

                          NOTES TO THE NOVARTIS GROUP

29. PRINCIPAL CURRENCY TRANSLATION RATES

                                                                2000       1999       1998
                                                                CHF        CHF        CHF
                                                              --------   --------   --------
Year end rates used for the consolidated balance sheets:
                                                      1 USD     1.64       1.59       1.38
                                                      1 EUR     1.52       1.60         --
                                                    100 DEM    77.83      81.99      82.35
                                                    100 FRF    23.21      24.45      24.55
                                                      1 GBP     2.45       2.58       2.29
                                                    100 ITL    0.079      0.083      0.083
                                                    100 JPY     1.43       1.56       1.21
Average rates of the year used for the consolidated
  income and cash flow statements:
                                                      1 USD     1.69       1.50       1.45
                                                      1 EUR     1.56       1.60         --
                                                    100 DEM    77.38      81.81      82.36
                                                    100 FRF    23.07      24.40      24.53
                                                      1 GBP     2.56       2.43       2.40
                                                    100 ITL    0.078      0.083      0.083
                                                    100 JPY     1.57       1.34       1.11

30. SUBSEQUENT EVENTS

   In December 2000 the Generics sector announced that it was in the process of concluding the following three acquisitions subject to obtaining the required regulatory approval:

    - The acquisition of 100% of Apothecon Inc., USA from Bristol-Myers Squibb for approximately USD 50 million.

    - The acquisition from BASF AG, Germany of its generics business in six European countries for CHF 175 million (Euro 115 million).

    - The 100% acquisition of Labinca SA, Buenos Aires, Argentina for approximately CHF 123 million.

    The acquisitions will be accounted for under the purchase method of accounting and the related goodwill, if any, will be amortized on a straight-line basis over a period not exceeding 20 years.

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000

    The following descriptions describe the various types of entities within the
Group:

    / / HOLDING/FINANCE: This entity is a holding company and/or performs finance functions for the Group.

    u SALES: This entity performs sales and marketing activities for the Group.

    t PRODUCTION: This entity performs manufacturing and/or production activities for the Group.

    s RESEARCH: This entity performs research and development activities for the Group.

                                               EQUITY    HOLDING/
                                              INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                              --------   --------   --------   ----------   --------
ARGENTINA
Novartis Argentina S.A., Buenos Aires.......     -                     u          t

AUSTRALIA
Novartis Australia Pty Ltd., Pendle Hill,
  NSW.......................................     -         / /
Novartis Pharmaceuticals Australia
  Pty Ltd., North Ryde, NSW.................     -                     u                       s
Novartis Consumer Health Australasia
  Pty Ltd., Rowville, Victoria..............     -                     u          t
Novartis Animal Health Australasia
  Pty Ltd., Pendle Hill, NSW................     -                     u                       s

AUSTRIA
Novartis Pharma GmbH, Vienna................     -                     u
Novartis Forschungsinstitut GmbH, Vienna....     -                                             s
Biochemie GmbH, Kundl.......................     -         / /         u          t            s
Novartis Animal Health GmbH, Kundl..........     -                     u

BANGLADESH
Novartis (Bangladesh) Limited, Dhaka........     w                     u          t

BELGIUM
N.V. Novartis Management Services S.A.,
  Brussels..................................     -         / /
N.V. Novartis Pharma S.A., Brussels.........     -                     u
N.V. Novartis Consumer Health S.A.,
  Bruxelles.................................     -                     u
N.V. CIBA Vision Benelux S.A., Mechelen.....     -                     u

BERMUDA
Triangle International Reinsurance Ltd.,
  Hamilton..................................     -         / /
Novartis International Pharmaceutical Ltd.,
  Hamilton..................................     -         / /         u

BRAZIL
Novartis Biociencias S.A., Sao Paulo........     -                     u          t
Novartis Consumer Health Ltda., Rio de
  Janeiro...................................     -                     u          t
Novartis Saude Animal Ltda., Sao Paulo......     -                     u          t

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                               EQUITY    HOLDING/
                                              INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                              --------   --------   --------   ----------   --------
BRITISH VIRGIN ISLANDS
Novartis Overseas Finance Ltd., Road Town,
  Tortola...................................     -         / /
Novartis Capital Ltd., Road Town, Tortola...     -         / /

CANADA
Novartis Pharmaceuticals Canada Inc.,
  Dorval/ Montreal..........................     -                     u          t            s
Novartis Consumer Health Canada Inc.,
  Mississauga, Ontario......................     -                     u
CIBA Vision Canada Inc., Mississauga,
  Ontario...................................     -                     u          t
Novartis Animal Health Canada Inc.,
  Mississauga, Ontario......................     -                     u

CHILE
Novartis Chile S.A., Santiago de Chile......     -                     u

CHINA
Beijing Novartis Pharma Ltd., Beijing.......     w                     u          t
Novartis Pharmaceuticals (HK) Limited, Hong
  Kong......................................     -                     u
Novartis Shanghai Trading Ltd., Shanghai....     -                     u
Shanghai Novartis Nutrition Ltd.,
  Shanghai..................................     w                     u          t

COLOMBIA
Novartis de Colombia S.A., Santafe de
  Bogota....................................     -                     u          t

COSTA RICA
Productos Gerber de Centroamerica, S.A., San
  Jose......................................     -                     u          t

CZECH REPUBLIC
Novartis Czech Republic s.r.o., Prague......     -                     u

DENMARK
Novartis Danmark A/S, Copenhagen............     -         / /
Novartis Healthcare A/S, Copenhagen.........     -                     u

ECUADOR
Novartis Ecuador S.A., Quito................     -                     u

EGYPT
Novartis Pharma S.A.E., Cairo...............     -                     u          t

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                               EQUITY    HOLDING/
                                              INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                              --------   --------   --------   ----------   --------
FINLAND
Novartis Finland Oy, Espoo..................     -                     u

FRANCE
Novartis Groupe France S.A.,
  Rueil-Malmaison...........................     -         / /
Novartis France S.A., Rueil-Malmaison.......     -         / /
Novartis Pharma S.A., Rueil-Malmaison.......     -                     u          t            s
Novartis Sante Familiale S.A., Revel........     -                     u          t
Nutrition et Sante S.A., Revel..............     -         / /         u          t            s
CIBA Vision Ophthalmics S.A., Blagnac.......     -                     u
CIBA Vision S.A., Blagnac...................     -                     u
Novartis Sante Animale S.A.,
  Rueil-Malmaison...........................     -                     u          t

GERMANY
Novartis Deutschland GmbH, Wehr.............     -         / /
Novartis Pharma GmbH, Nuremberg.............     -                     u          t            s
Azupharma GmbH & Co., Gerlingen near
  Stuttgart.................................     -                     u          t
BC Biochemie GmbH, Frankfurt am Main........     -                     u          t
Novartis Consumer Health GmbH, Munich.......     -                     u          t            s
Novartis Nutrition GmbH, Munich.............     -                     u          t            s
CIBA Vision Vertriebs GmbH, Grossostheim/
  Aschaffenburg.............................     -                     u
CIBA Vision GmbH, Grosswallstadt............     -                     u          t            s

GREAT BRITAIN
Novartis UK Ltd., Farnborough...............     -         / /
Novartis (Financial Services) Ltd.,
  Farnborough...............................     -         / /
Novartis Pharmaceuticals UK Ltd., Frimley/
  Camberley.................................     -                     u          t            s
Novartis Grimsby Ltd., Grimsby..............     -                                t
Imutran Ltd., Cambridge.....................     -                                             s
Novartis Consumer Health UK Ltd., Horsham...     -                     u          t
Novartis Nutrition UK Ltd., King's
  Langley...................................     -                                t            s
CIBA Vision (UK) Ltd., Southampton..........     -                     u
Wesley Jessen PBH Ltd., Southampton.........     -                     u          t
Novartis Animal Health UK Ltd., Litlington/
  Royston...................................     -                     u                       s
GREECE
Novartis (Hellas) S.A.C.I., Athens..........     -                     u
HUNGARY
Novartis Hungary Healthcare and Agribusiness
  Limited Liability Co., Budapest...........     -                     u

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                               EQUITY    HOLDING/
                                              INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                              --------   --------   --------   ----------   --------
INDIA
Novartis India Limited, Mumbai..............     w                     u
Novartis Enterprises Limited, Mumbai........     -                     u          t

INDONESIA
PT Novartis Biochemie, Jakarta..............     w                     u          t
PT CIBA Vision Batam, Batam.................     -                                t

IRELAND
Novartis Ireland Limited, Dublin............     -                     u
Novartis Ringaskiddy Limited, Ringaskiddy,
  County Cork...............................     -                                t

ITALY
Novartis Italia S.p.A., Origgio.............     -         / /
Novartis Farma S.p.A., Origgio..............     -                     u          t            s
Biochemie S.p.A., Rovereto..................     -                                t
Novartis Consumer Health S.p.A., Origgio....     -                     u
CIBA Vision S.r.l., Marcon..................     -                     u

JAPAN
Novartis Pharma K.K., Tokyo.................     -                     u                       s
Ciba-Geigy Japan Limited, Takarazuka........     -                                t
CIBA Vision K.K., Tokyo.....................     -                     u
Novartis Animal Health K.K., Tokyo..........     -                     u

MALAYSIA
Novartis Corporation (Malaysia) Sdn. Bhd.,
  Shah Alam.................................     w                     u

MEXICO
Novartis de Mexico, S.A. de C.V., Mexico
  City......................................     -         / /
Novartis Farmaceutica, S.A. de C.V., Mexico
  City......................................     -                     u          t
Novartis Nutrition, S.A. de C.V., Mexico
  City......................................     -                     u
Productos Gerber, S.A. de C.V., Queretaro...     -                     u          t
Novartis Salud Animal, S.A. de C.V.,
  Guadalajara...............................     -                     u          t

NETHERLANDS
Novartis Netherlands B.V., Enkhuizen........     -         / /
Novartis Pharma B.V., Arnhem................     -                     u
Multipharma B.V., Weesp.....................     -                     u          t
Novartis Consumer Health B.V., Breda........     -                     u          t

NETHERLANDS ANTILLES
Novartis Investment N.V., Curacao...........     -         / /

NEW ZEALAND
Novartis New Zealand Ltd., Auckland.........     -                     u

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                               EQUITY    HOLDING/
                                              INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                              --------   --------   --------   ----------   --------
NORWAY
Novartis Norge AS, Oslo.....................     -                     u

PAKISTAN
Novartis Pharma (Pakistan) Limited,
  Karachi...................................     -                     u          t

PANAMA
Novartis Pharma (Logistics), Inc., Panama...     -                     u

PERU
Novartis Biosciences Peru S.A., Lima........     -                     u

PHILIPPINES
Novartis Healthcare Philippines, Inc.,
  Makati/ Manila............................     -                     u
Novartis Consumer Health Philippines, Inc.,
  Pasig/Manila..............................     -                     u          t

POLAND
Novartis Poland Sp. z o.o., Warsaw..........     -                     u
Alima-Gerber S.A., Warsaw...................     -                     u          t

PORTUGAL
Novartis Portugal SGPS Lda., Sintra.........     -         / /
Novartis Farma--Produtos
  Farmaceuticos S.A., Sintra................     -                     u
Novartis Consumer Health--Produtos
  Farmaceuticos e Nutricao Lda., Lisbon.....     -                     u          t

PUERTO RICO
Gerber Products Company of Puerto
  Rico, Inc., Carolina......................     -                     u          t

SOUTH AFRICA
Novartis South Africa (Pty) Ltd., Spartan/
  Johannesburg..............................     -                     u          t

SOUTH KOREA
Novartis Korea Ltd., Seoul..................     -                     u          t

SPAIN
Novartis Farmaceutica, S.A., Barcelona......     -         / /         u          t
Biochemie, S.A., Les Franqueses del Valles/
  Barcelona.................................     -                     u          t            s
Novartis Consumer Health, S.A., Barcelona...     -                     u          t
CIBA Vision, S.A., Barcelona................     -                     u

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                                 EQUITY    HOLDING/
                                                INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                                --------   --------   --------   ----------   --------
SWEDEN
Novartis Sverige Participations AB,
  Taby/Stockholm..............................    -          / /
Novartis Sverige AB, Taby/Stockholm...........    -                       u
CIBA Vision Nordic AB, Askim/Goteborg.........    -                       u

SWITZERLAND
Novartis International AG, Basel..............    -          / /
Novartis Pharma AG, Basel.....................    -          / /          u           t           s
Novartis Services AG, Basel...................    -          / /
Novartis Holding AG, Basel....................    -          / /
Novartis Research Foundation, Basel...........    -                                               s
Novartis Technology Research Foundation,
  Zug.........................................    -                                               s
Novartis Foundation for Management
  Development, Zug............................    -          / /
Novartis Pharma Services AG, Basel............    -                       u
Novartis Pharma Schweizerhalle AG,
  Schweizerhalle..............................    -                                   t
Novartis Pharma Stein AG, Stein...............    -                                   t           s
Novartis Pharma Schweiz AG, Berne.............    -                       u
Novartis Consumer Health S.A., Nyon...........    -          / /          u           t           s
Novartis Consumer Health International S.A.,
  Nyon........................................    -                       u
Novartis Consumer Health Schweiz AG, Berne....    -                       u
Novartis Nutrition AG, Berne..................    -          / /
Wander AG, Neuenegg...........................    -                                   t
CIBA Vision AG, Hettlingen....................    -          / /          u           t           s
Novartis Animal Health AG, Basel..............    -          / /          u           t           s
Novartis Centre de Recherche Sante Animale
  S.A., St. Aubin.............................    -                                               s

TAIWAN
Novartis (Taiwan) Co., Ltd., Taipei...........    -                       u           t

THAILAND
Novartis (Thailand) Limited, Bangkok..........    -                       u
Novartis Nutrition (Thailand) Limited,
  Bangkok.....................................    w                       u           t

TURKEY
Novartis Saglik, Gida ve Tarim Urunleri Sanayi
  ve Ticaret A.S., Istanbul...................    -                       u           t

URUGUAY
Novartis Uruguay S.A., Montevideo.............    -                       u

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

                          NOTES TO THE NOVARTIS GROUP

31. GROUP SUBSIDIARIES, JOINT VENTURES AND ASSOCIATED COMPANIES AS AT DECEMBER 31, 2000 (CONTINUED)

                                                 EQUITY    HOLDING/
                                                INTEREST   FINANCE     SALES     PRODUCTION   RESEARCH
                                                --------   --------   --------   ----------   --------
USA
Novartis Corporation, New York, NY............    -         / /
Novartis Finance Corporation, New York, NY....    -         / /
Novartis Pharmaceuticals Corporation, East
  Hanover, NJ.................................    -                       u           t           s
Novartis Institute for Functional
  Genomics, Inc., San Diego, CA...............    -                                               s
Genetic Therapy, Inc., Gaithersburg, MD.......    -                                               s
SyStemix, Inc., Palo Alto, CA.................    -                                               s
Chiron Corporation, Emeryville, CA............    c         / /           u           t           s
Geneva Pharmaceuticals, Inc., Broomfield,
  CO..........................................    -                       u           t           s
Novartis Consumer Health, Inc., Summit, NJ....    -                       u           t           s
Novartis Nutrition Corporation, Minneapolis,
  MN..........................................    -                       u           t           s
Gerber Products Company, Fremont, MI..........    -         / /           u           t           s
Gerber Life Insurance Company, White Plains,
  NY..........................................    -                       u
CIBA Vision Corporation, Duluth, GA...........    -         / /           u           t           s
Wesley Jessen Corporation, Des Plaines, IL....    -         / /           u           t           s
Novartis Animal Health U.S., Inc., Greensboro,
  NC..........................................    -                       u           t           s

VENEZUELA
Novartis de Venezuela SA, Caracas.............    -                       u
Novartis Nutrition de Venezuela SA, Caracas...    -                       u           t

VIETNAM
Novartis (Vietnam) Limited, Bien Hoa City.....    -                       u           t

----------

-  =  subsidiary; > 90%--fully consolidated

w   =  subsidiary; above 50% and up to 90%--fully consolidated

c   =  investment in associated companies; above 20% up to 50%--equity method accounting

    In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries:

    Algeria, Dominican Republic, Guatemala, Morocco, Russian Federation and Singapore.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

    The Group's consolidated financial statements have been prepared in accordance with IAS, which as applied by the Group, differs in certain significant respects from U.S. GAAP. The effects of the application of U.S. GAAP to net income and equity are set out in the tables below:

                                                        2000            2000            1999            1998
                                          NOTES     $ MILLIONS(1)   CHF MILLIONS    CHF MILLIONS    CHF MILLIONS
                                         --------   -------------   -------------   -------------   -------------
NET INCOME REPORTED UNDER IAS..........                 4,395           7,210           6,659           6,010
U.S. GAAP adjustments:
Purchase accounting: Ciba-Geigy........      a           (260)           (426)           (457)           (425)
Purchase accounting: other
  acquisitions.........................      b           (148)           (242)           (277)           (252)
Restructuring costs....................      c            (44)            (72)           (931)           (228)
Available-for-sale securities..........      d            300             492             138               1
Pension provisions.....................      e              6              10              79             (26)
Stock-based compensation...............      f           (102)           (168)            (41)           (125)
Consolidation of stock-based
  compensation foundations.............      g            (13)            (21)             (5)            (31)
Deferred taxes.........................      h            (14)            (23)            (26)           (106)
In-process research and development....      i            (81)           (133)              4
Fair value of derivative financial
  instruments..........................      j            180             295             (31)
Other..................................      k             41              66              18             (44)
Deferred tax effect on U.S. GAAP
  adjustments..........................                   (45)            (75)            289             181
                                                        -----           -----           -----           -----
NET INCOME REPORTED UNDER U.S. GAAP....                 4,215           6,913           5,419           4,955
                                                        =====           =====           =====           =====
BASIC EARNINGS PER SHARE UNDER U.S.
  GAAP.................................                    67             110              84              77
                                                        -----           -----           -----           -----
DILUTED EARNINGS PER SHARE UNDER
  U.S. GAAP............................                    67             110              84              77
                                                        =====           =====           =====           =====

                                                             2000         DECEMBER 31, 2000     DECEMBER 31, 1999
                                               NOTES     $ MILLIONS(1)      CHF MILLIONS          CHF MILLIONS
                                              --------   -------------   -------------------   -------------------
EQUITY REPORTED UNDER IAS...................                22,477             36,862                37,216
U.S. GAAP adjustments Purchase accounting:
  Ciba-Geigy................................      a          3,138              5,147                 7,219
Purchase accounting: other acquisitions.....      b          3,309              5,427                 5,638
Restructuring costs.........................      c             --                 --                    72
Available-for-sale securities...............      d          1,288              2,112                   458
Pension provisions..........................      e          1,143              1,874                 1,909
Stock-based compensation....................      f            (40)               (66)                  (22)
Consolidation of stock-based compensation
  foundations...............................      g           (459)              (753)                 (252)
Deferred taxes..............................      h           (360)              (590)                 (609)
In-process research and development.........      i            (81)              (133)                  (53)
Fair value of derivative financial
  instruments...............................      j             (1)                (1)                  (31)
Other.......................................      k            (32)               (52)                 (178)
Deferred tax effect on U.S. GAAP
  adjustments...............................                  (625)            (1,025)                 (792)
                                                            ------             ------                ------
EQUITY REPORTED UNDER U.S. GAAP.............                29,757             48,802                50,575
                                                            ======             ======                ======

-------------

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)
COMPONENTS OF EQUITY IN ACCORDANCE WITH U.S. GAAP

                                                          2000            2000           1999
                                                      $ MILLIONS(1)   CHF MILLIONS   CHF MILLIONS
                                                      -------------   ------------   ------------
Share capital.......................................        880           1,443          1,443
Treasury shares, at nominal value...................       (115)           (189)          (172)
Share premium.......................................     (1,520)         (2,493)           303
Retained earnings...................................     29,671          48,661         47,953
Accumulated other comprehensive income:
Currency translation adjustment.....................        196             321            846
Unrealized market value adjustment on
  available-for-sale securities (net of taxes of CHF
  213 million and CHF 23 million, respectively).....        645           1,059            202
                                                         ------          ------         ------
TOTAL...............................................     29,757          48,802         50,575
                                                         ======          ======         ======

-------------

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)
CHANGES IN U.S. GAAP EQUITY

                                                              $ MILLIONS(1)   CHF MILLIONS
                                                              -------------   ------------
JANUARY 1, 1998.............................................      27,106         44,455
  Net income for the year under U.S. GAAP...................       3,021          4,955
  Dividends paid............................................      (1,014)        (1,663)
  Net unrealized market value adjustment....................         (27)           (45)
  Increase in share premium related to stock based
    compensation............................................          51             83
  Increase in share premium for options written on own
    stock...................................................         165            270
  Foreign currency translation adjustment...................        (583)          (956)
  Disposal of treasury shares...............................         440            722
  Other changes in shareholders' equity.....................           1              2
                                                                 -------        -------
DECEMBER 31, 1998...........................................      29,160         47,823
  Net income for the year under U.S. GAAP...................       3,304          5,419
  Dividends paid............................................      (1,180)        (1,935)
  Net unrealized market value adjustment....................        (218)          (358)
  Increase in share premium related to stock-based
    compensation............................................          45             73
  Foreign currency translation adjustment...................       1,573          2,579
  Acquisition of treasury shares............................      (1,845)        (3,026)
                                                                 -------        -------
DECEMBER 31, 1999...........................................      30,839         50,575
  Net income for the year under U.S. GAAP...................       4,215          6,913
  Dividends paid............................................      (1,259)        (2,064)
  Net unrealized market value adjustment....................         522            857
  Increase in share premium related to stock-based
    compensation............................................          45             73
  Foreign currency translation adjustment...................        (320)          (525)
  Acquisition of treasury shares............................      (1,072)        (1,758)
  Effect of Agribusiness spin-off...........................      (3,213)        (5,269)
                                                                 -------        -------
DECEMBER 31, 2000...........................................      29,757         48,802
                                                                 =======        =======

-------------

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

DISCONTINUED OPERATIONS

    Under IAS 35, the disposal of the Agribusiness sector was considered a discontinued operation as of December 1, 1999, when the Board of Novartis approved the divestment. However under U.S. GAAP, the disposal did not qualify as a discontinued operation until the shareholders of Novartis approved the required transactions on October 11, 2000.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

    The income from continuing and discontinued operations under U.S. GAAP as of December 31, 2000, 1999, and 1998, respectively is as follows:

                                          2000(1)         2000           1999           1998
                                         $ MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                         ----------   ------------   ------------   ------------
Income from continuing operations under
  U.S. GAAP............................    3,869         6,346          5,230          4,655
Income from discontinued operations
  under U.S. GAAP
  (net of taxes of CHF 314 million, CHF
  146 million, and CHF 257
  respectively)........................      346           567            189            300
                                           -----         -----          -----          -----
NET INCOME REPORTED UNDER U.S. GAAP....    4,215         6,913          5,419          4,955
                                           =====         =====          =====          =====

                                          2000(1)        2000           1999           1998
                                             $           CHF            CHF            CHF
                                         ---------   ------------   ------------   ------------
EARNINGS PER SHARE
BASIC:
  Income from continuing operations
    under U.S. GAAP....................      62          101             81             72
  Income from discontinued operations
    under U.S. GAAP....................       5            9              3              5
                                            ---          ---             --             --
BASIC EARNINGS PER SHARE UNDER U.S.
  GAAP.................................      67          110             84             77
                                            ---          ---             --             --
DILUTED:
  Income from continuing operations
    under U.S. GAAP....................      62          101             81             72
  Income from discontinued operations
    under U.S. GAAP....................       5            9              3              5
                                            ---          ---             --             --
DILUTED EARNINGS PER SHARE UNDER U.S.
  GAAP.................................      67          110             84             77
                                            ===          ===             ==             ==

-------------

(1) The Swiss franc amounts have been translated into United States dollars at the rate of 1.64 to the dollar. Such translations should not be construed as representations that the Swiss franc amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(a)  PURCHASE ACCOUNTING: CIBA-GEIGY

    The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IAS is different from the accounting treatment under U.S. GAAP. For IAS purposes the merger was accounted for as a uniting of interests, however, for U.S. GAAP the merger does not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling of interests and therefore is accounted for as a purchase under U.S. GAAP. Under U.S. GAAP, Sandoz would be deemed to be the acquirer with the

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Under U.S. GAAP, the cost of Ciba-Geigy to Sandoz was approximately CHF
38.1 billion.

    The components of the equity and income statement adjustments related to the U.S. GAAP purchase accounting adjustment for 2000, 1999, and 1998 are as follows:

                                  2000                          1999                          1998
                         COMPONENTS TO RECONCILE       COMPONENTS TO RECONCILE       COMPONENTS TO RECONCILE
                       ---------------------------   ---------------------------   ---------------------------
                        NET INCOME       EQUITY       NET INCOME       EQUITY       NET INCOME       EQUITY
                       ------------   ------------   ------------   ------------   ------------   ------------
                       CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                       ------------   ------------   ------------   ------------   ------------   ------------
Intangible assets
  related to marketed
  products...........      (528)          6,865          (548)          9,323          (548)          9,871
Tangible fixed
  assets.............        79          (1,098)           81          (1,375)           81          (1,456)
Inventory............       (19)            711           (43)            980            --           1,023
Other identifiable
  intangibles........       (60)            188           (66)            460           (66)            526
Investments..........       (34)            202           (34)            236           (34)            270
Deferred taxes.......       136          (1,721)          153          (2,405)          142          (2,558)
                           ----          ------          ----          ------          ----          ------
TOTAL ADJUSTMENT.....      (426)          5,147          (457)          7,219          (425)          7,676
                           ====          ======          ====          ======          ====          ======

    The intangible assets related to marketed products and other identifiable intangibles are being amortized over 20 and 10 years, respectively.

    As a result of the spin-off of Novartis Agribusiness, CHF 1,646 million of the equity adjustment that existed at December 31, 1999, which was included in the U.S. GAAP net assets, was spun-off to shareholders at the spin-off date.

(b)  PURCHASE ACCOUNTING: OTHER ACQUISITIONS

    In accordance with IAS 22 (revised 1993), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life, not to exceed 20 years. Under U.S. GAAP, the difference between the purchase price and fair value of net assets acquired as part of a business combination is capitalized as goodwill and amortized through the income statement over its estimated useful life, which may not exceed
40 years. For the purpose of the reconciliation to U.S. GAAP, goodwill is generally being amortized through the income statement over an estimated useful life of 20 years.

    Prior to January 1, 1995, the Group wrote-off all goodwill directly to equity, in accordance with IAS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. The material component of goodwill recorded directly to equity, under IAS prior to January 1, 1995, related primarily to the acquisition of Gerber Products in 1994. The net book value of goodwill under U.S. GAAP

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) attributable to Gerber Products was CHF 4,845 million and CHF 4,842 million as of December 31, 2000 and 1999 respectively and is being amortized over 40 years.

(c)  RESTRUCTURING COSTS

    Under IAS restructuring charges are accrued against operating income in the period management commits itself to a plan, it is probable a liability has been incurred and the amount can be reasonably estimated. Up to January 1, 2000 U.S. GAAP was more prescriptive than IAS; for example, in order to qualify as restructuring costs under U.S. GAAP, it was necessary that employees were informed regarding the key provisions of the restructuring plan prior to the end of the reporting period. Also, there was a rebuttable presumption under U.S. GAAP that an exit plan would be completed and the exit costs incurred within one year from the commitment date. Therefore, certain costs permitted to be accrued under IAS up to January 1, 2000 were not allowable under U.S. GAAP.

    The following schedule reconciles restructuring accruals under IAS to amounts determined under U.S. GAAP.

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Total accruals in accordance with IAS.......................      397            560
Reclassification of restructuring accruals to tangible fixed
  assets....................................................      (53)           (42)
Adjustments in restructuring accruals to accord with U.S.
  GAAP......................................................       --            (72)
                                                                  ---            ---
RESTRUCTURING ACCRUALS IN ACCORDANCE WITH U.S. GAAP.........      344            446
                                                                  ===            ===

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Employee termination costs..................................       --             40
Other third party costs.....................................       --             32
                                                                  ---            ---
ADJUSTMENTS IN RESTRUCTURING ACCRUALS TO ACCORD WITH U.S.
  GAAP......................................................       --             72
                                                                  ===            ===

    Restructuring accruals according to U.S. GAAP are comprised of the following:

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Employee termination costs..................................      140            240
Other third party costs.....................................      204            206
                                                                  ---            ---
RESTRUCTURING ACCRUALS IN ACCORDANCE WITH U.S. GAAP.........      344            446
                                                                  ===            ===

(d)  AVAILABLE-FOR-SALE SECURITIES

    In accordance with IAS, investments are stated at the lower of cost or market value on an individual basis. Any losses resulting from the application of the lower of cost or market valuation are charged to the

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) income statement. U.S. GAAP requires that investments in debt and certain equity securities are classified as either trading, available-for-sale, or held-to-maturity, depending on management's intent and ability with respect to holding such investments. Investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. For purposes of U.S. GAAP, the losses recognized from the application of the lower of cost or market valuation are credited back to income and considered as unrealized losses in a separate component of the equity.

(e)  PENSION PROVISIONS

    Under IAS, pension costs and similar obligations are accounted for in accordance with IAS 19, "Employee Benefits". For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS
No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". The version of IAS 19 in force up to December 31, 1998 required that the discount rate used in the calculation of benefit plan obligations is of an average long-term nature, whereas U.S. GAAP requires that the discount rate is based on a rate that the obligations could be currently settled.

    The following is a reconciliation of the balance sheet and income statement amounts recognized for IAS and U.S. GAAP for both pension and post-retirement benefit plans:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
PENSION BENEFITS:
Prepaid asset recognized for IAS..................     3,218          2,564             832
Increase in PBO for SFAS 87 purposes..............        --             --          (1,173)
Difference in unrecognized amounts................     1,874          1,909           4,187
                                                       -----          -----          ------
PREPAID ASSET RECOGNIZED FOR U.S. GAAP............     5,092          4,473           3,846
                                                       -----          -----          ------
Net periodic income recognized for IAS............       348            213              42
Amounts directly recognized to income.............        --             --              19
Amortization of transition asset..................        88            240             239
Difference in amortization of actuarial amounts...       (78)          (161)           (284)
                                                       -----          -----          ------
NET PERIODIC PENSION BENEFIT INCOME RECOGNIZED FOR
  U.S. GAAP.......................................       358            292              16
                                                       =====          =====          ======
OTHER POST-RETIREMENT BENEFITS:
Liability recognized for IAS......................      (676)          (630)           (831)
Difference in unrecognized amounts................      (144)          (173)            114
                                                       -----          -----          ------
LIABILITY RECOGNIZED FOR U.S. GAAP................      (820)          (803)           (717)
                                                       -----          -----          ------
Net periodic benefit recognized for IAS...........       (77)           (62)            (27)
Amortization of actuarial amounts.................        33              7              (9)
                                                       -----          -----          ------
NET PERIODIC POST-RETIREMENT BENEFIT COSTS
  RECOGNIZED FOR U.S. GAAP........................       (44)           (55)            (36)
                                                       =====          =====          ======

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

(f)  STOCK-BASED COMPENSATION

    The Group does not account for stock-based compensation, as it is not required under IAS. Under U.S. GAAP, the Group applies Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans. As described in Note 26, the Group has several plans that are subject to measurement under APB No. 25. These include the Novartis Stock Option Plan, the Management ADS Appreciation Cash Plan, the Novartis Share Ownership Plan, and the Novartis Management Share Programs.

    The ownership plan is considered to be compensatory based on the amount of the discount allowed for employee share purchases. Compensation expense is recorded at the grant date and is calculated as the spread between the share price and the strike price on that date. The Group sold 35,738 shares and 38,860 shares to employees during the years ended December 31, 2000 and 1999 for CHF
18 million and CHF 19 million, respectively. Compensation expense recognized under the ownership plan was CHF 72 million, CHF 73 million, and CHF 83 million for the years ended December 31, 2000, 1999, and 1998, respectively. The discount to the Group's share price was recorded in share premium. The percentage discount to the Group's share price under the ownership plan was 83%, 79%, and 80% for the years ended December 31, 2000, 1999, and 1998, respectively.

    The option plan is considered to be variable under APB No. 25 as the number of shares to be issued is not known at the date of grant. Compensation expense is recorded at each balance sheet date by estimating the ultimate number of shares to be issued multiplied by the spread between the share price on the balance sheet date and the strike price. In addition, the Group grants loans to its option holders in certain jurisdictions for payment of the tax liability associated with the grant of stock options. If certain conditions are met, the Group waives repayment of the loans. Compensation expense is recorded at the date the loan is waived and is calculated as the amount of the loan that will not be repaid to the Group. Compensation expense recognized under the option plan was CHF 11 million for the year ended December 31, 2000.

    The appreciation plan is considered to be variable because the final benefit to employees depends on the Group's share price at the exercise date. Compensation expense is recorded at each balance sheet date by estimating the number of rights outstanding multiplied by the spread between the share price on the balance sheet date and the strike price. Compensation expense and the increase of the accrual under the appreciation plan was CHF 77 million, and CHF 42 million for the years ended December 31, 2000, and 1998, respectively. Reduction in compensation expense and the release of the accrual under the appreciation plan was CHF 32 million for the year ended December 31, 1999.

    The management share programs are considered to be compensatory based on the strike price for the underlying instruments, which is zero at the date of grant. Compensation expense is recorded at the grant date and is calculated as the number of instruments granted multiplied by the share price on the date. Compensation expense recognized under these plans was CHF 8 million for the year ended December 31, 2000.

    The total U.S. GAAP expense of the above items is CHF 168 million (1999: CHF 41 million, 1998: CHF 125 million).

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

(g)  CONSOLIDATION OF STOCK-BASED COMPENSATION FOUNDATIONS

    The Group has certain foundations that settle the obligations of the Group's stock-based compensation plans that are not required to be consolidated for IAS, however, the foundations are consolidated under U.S. GAAP.

    The impact of consolidating these foundations is to reduce net income by CHF 21 million, CHF 5 million, and CHF 31 million in 2000, 1999, and 1998, respectively. U.S. GAAP equity at December 31, 2000 and 1999 decreases by CHF 753 million and CHF 252 million, respectively.

(h)  DEFERRED TAXES

    Under IAS 12 (revised) and U.S. GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 (revised) the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, U.S. GAAP requires the tax effect to be calculated with reference to the local tax rate on the seller's or manufacturer's jurisdiction.

(i)  IN-PROCESS RESEARCH AND DEVELOPMENT (IPR&D)

    IAS does not consider that IPR&D is an intangible asset that can be separated from goodwill. Under U.S. GAAP it is considered to be a separate asset that needs to be written-off immediately following the acquisition as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. During 2000 IPR&D has been identified for U.S. GAAP purposes in connection with acquisitions, principally Wesley Jessen.

    The technology acquired from Wesley Jessen consists of two projects and five technologies to be used in research and development. The successful completion of the acquired research and development projects is subject to achieving technological feasibility for each technology acquired. Further work is required to achieve this feasibility which is dependent on completing certain tasks for the projects to be used in research and development. Management anticipates the tasks will be completed between 2001 and 2003 and commercialization of the projects between 2002 and 2005.

    The income approach was used to determine the value of the ongoing research and development projects and technologies that were acquired in the purchase. Under this approach the value of the technology is based upon the present value of future cash flows over 15 to 18 years using a risk-adjusted discount rate of 15%. Management has reviewed the approaches used to value these technologies and agrees that they appropriately reflect the value of the technologies to the ongoing research and development efforts.

(j)  FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS

    Under U.S. GAAP, the Group values all of its derivative financial instruments that do not qualify for hedge accounting to fair value on an individual basis through the income statement. Under IAS, the Group uses the concept of portfolio valuation and only records net losses on portfolios of similar derivative financial instruments through the income statement, except for items that qualify for hedge accounting. The primary difference between IAS and U.S. GAAP net income at December 31, 2000 relates to the

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

recognition of a gain, and a corresponding asset, upon valuing equity options on Novartis shares to market under U.S. GAAP. There was no resulting impact on U.S. GAAP net equity as an offsetting liability was created by equity options which hedge available-for-sale securities for which the related unrealized loss is deferred in other comprehensive income until the hedged exposure is recognized.

(k)  OTHER

    There are also differences between IAS and U.S. GAAP in relation to
(1) capitalized interest and capitalized software, (2) other post-retirement benefits, (3) accretion on convertible debentures, and (4) LIFO inventory. None of these differences are individually significant and they are therefore shown as a combined total.

(l)  ADDITIONAL U.S. GAAP DISCLOSURES

FINANCIAL ASSETS AND LIABILITIES

    Apart from the following exceptions, the U.S. GAAP carrying value of financial assets and liabilities is equal to the IAS carrying values.

CASH, CASH EQUIVALENTS AND TIME DEPOSITS

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Carrying value of cash and cash equivalents under IAS.......      8,803         6,281
Carrying values of time deposits under IAS (Note 10)........      2,238           570
Change due to consolidation of stock-based compensation
  foundations under U.S. GAAP...............................       (935)            1
                                                                 ------         -----
TOTAL UNDER U.S. GAAP.......................................     10,106         6,852
                                                                 ======         =====

MARKETABLE SECURITIES

                                                                  2000           1999
                                                              CHF MILLIONS   CHF MILLIONS
                                                              ------------   ------------
Carrying values of marketable securities under IAS
  (Note 10).................................................      9,482         15,750
Carrying values of other investments under IAS (Note 13)....        308             --
Unrealized gains not recorded under IAS (Notes 10 and 13)...      2,113            458
Marketable securities in stock-based compensation
  foundations consolidated under U.S. GAAP..................        196             70
                                                                 ------         ------
TOTAL UNDER U.S. GAAP.......................................     12,099         16,278
                                                                 ======         ======

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

    The components of available-for-sale marketable securities under U.S. GAAP at December 31, 2000 and 1999 are the following:

                                                                                      CARRYING VALUE
                                                GROSS UNREALIZED   GROSS UNREALIZED   AND ESTIMATED
                                     COST            GAINS              LOSSES          FAIR VALUE
                                 CHF MILLIONS     CHF MILLIONS       CHF MILLIONS      CHF MILLIONS
                                 ------------   ----------------   ----------------   --------------
AS OF DECEMBER 31, 2000
AVAILABLE-FOR-SALE SECURITIES:
Equity securities..............      4,297            2,068              (569)             5,796
Debt securities................      6,276              185              (158)             6,303
                                    ------            -----              ----             ------
TOTAL..........................     10,573            2,253              (727)            12,099
                                    ======            =====              ====             ======
AS OF DECEMBER 31, 1999
AVAILABLE-FOR-SALE SECURITIES:
Equity securities..............      2,320              346              (136)             2,530
Debt securities................      6,097              139               (99)             6,137
                                    ------            -----              ----             ------
TOTAL..........................      8,417              485              (235)             8,667
                                    ======            =====              ====             ======

    Under IAS, unrealized holding gains on available-for-sale securities are not recorded. Gross unrealized holding losses on available-for-sale securities are recorded in the other financial expense component of financial income, net. The discount or premium on held-to-maturity securities is amortized into the other financial expense component of financial income, net.

    Under U.S. GAAP, unrealized holding gains and losses on available-for-sale securities are recorded as a component of other comprehensive income.

    The carrying value and estimated fair values of held-to-maturity securities is provided in Note 10 to the IAS consolidated financial statements.

    Proceeds from sales of available-for-sale securities were CHF
21,007 million and CHF 12,300 million in 2000 and 1999, respectively. Gross realized gains were CHF 607 million and CHF 1,018 million on those sales in 2000 and 1999, respectively. Gross realized losses were CHF 291 million and CHF
301 million on those sales in 2000 and 1999, respectively. The cost used to determine the gain or loss on these sales was calculated using the weighted average method.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)
    The maturities of the available-for-sale debt securities included above at December 31, 2000 are as follows:

                                                                  2000
                                                              CHF MILLIONS
                                                              ------------
Within one year.............................................       674
Over one year through five years............................     3,422
Over five years through ten years...........................     1,766
Over ten years..............................................       441
                                                                 -----
TOTAL.......................................................     6,303
                                                                 =====

    During 2000, the Group disposed of the majority of its holding of bonds designated as held-to-maturity in order to recognize the gains related to these securities. The remaining bonds in this category were reclassified to the available-for-sale category of marketable securities. The majority of these transferred securities were then sold during the year. CHF 4,829 million and CHF 3,711 million of held-to-maturity bonds, at amortized cost, were sold and transferred to available-for-sale securities, respectively. CHF 466 million in gains were recognized upon the sale of the related securities. Unrealized losses of CHF 64 million were transferred to available-for-sale securities.

DERIVATIVE FINANCIAL INSTRUMENTS

    Under U.S. GAAP, the Group marks all of its derivative financial instruments that do not qualify for hedge accounting to fair value on an individual basis through the income statement and thus their carrying value is equal to their fair values. Under IAS, the Group uses the concept of portfolio valuation for derivative financial instruments. As described in Note 1, for each portfolio of similar instruments the net unrealized holding gain or loss is determined by netting unrealized holding gains and losses on each instrument in the portfolio.

    Forward foreign exchange rate contracts that qualify as a hedge of a net investment in foreign subsidiaries are marked to fair value through the statement of changes in equity and are included in cumulative translation differences. This treatment is in line with IAS.

    Unrealized gains and losses on forward foreign exchange rate contracts and over-the-counter currency options that qualify as a hedge of the foreign currency exposure of anticipated cash flows are deferred and recognized in the same period that the hedged exposure is recognized. This treatment is in line with IAS.

    Realized and unrealized gains and losses on equity options designated as a hedge of available-for-sale securities are deferred in other comprehensive income until the underlying security is disposed of, at which time they are included with the related capital gain or loss.

    When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement or when the underlying available-for-sale security is disposed of. However, if a committed or forecasted transaction

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

    At the inception of a hedging transaction, the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

    The estimated fair values of derivative financial instruments is provided in
Note 10 to the IAS consolidated financial statements.

    Derivative financial instruments are held for purposes other than trading.

    Total gains recognized in accordance with U.S. GAAP on options settled in Novartis shares that require a net cash settlement were CHF 278 million and CHF 16 million for the years ended December 31, 2000 and 1999, respectively.

NON-DERIVATIVE FINANCIAL INSTRUMENTS

    The U.S. GAAP carrying values are equivalent to the IAS carrying values for all non-derivative financial assets and liabilities, except for marketable securities as described above.

    Non-derivative financial assets consist of cash and cash equivalents, time deposits, and marketable securities. Non-derivative liabilities consist of commercial paper, bank or other short-term financial debts, and long-term debt.

    The carrying amount of cash and cash equivalents, time deposits, commercial paper, and bank and other short-term financial debts approximates their estimated fair values, due to the short-term nature of these instruments. The fair value for marketable securities are estimated based on listed market prices or broker or dealer price quotes. The fair value of long-term debt is estimated based on the current quoted market rates available for debt with similar terms and maturities.

    The estimated fair values of the long and short-term financial debt are provided in notes 18 and 21 to the IAS consolidated financial statements.

EARNINGS PER SHARE

    As discussed in item (g) above, in the past, the Group established Novartis employee share participation foundations to assist the Group in meeting its obligations under various employee benefit plans and programs. These foundations support existing, previously approved employee benefit plans.

    For U.S. GAAP purposes, the Group consolidates the Novartis employee share participation foundations. The cost of Novartis AG shares held by the foundations is shown as a reduction of shareholders' equity in the Group's balance sheet. Any dividend transactions between the Group and the foundations are eliminated, and the difference between the fair value of the shares on the date of contribution to the foundations and the fair values of the shares at December 31, 2000 and 1999 is included

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) in consolidated retained earnings. Shares held in the foundations are not considered outstanding in the computation of earnings per share.

    The consolidation of those entities has the following impact on basic and diluted earnings per share:

                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Net income attributable to shareholders (CHF millions)
  under U.S. GAAP........................................       6,913        5,419        4,955
                                                           ----------   ----------   ----------
Weighted average number of shares in issue under IAS.....  65,338,690   66,345,501   66,172,155
Weighted average treasury shares due to consolidation of
  additional foundations foundations under U.S. GAAP.....  (2,344,590)  (1,980,181)  (1,890,212)
                                                           ----------   ----------   ----------
WEIGHTED AVERAGE NUMBER OF SHARES IN ISSUE UNDER U.S.
  GAAP...................................................  62,994,100   64,365,320   64,281,943
                                                           ----------   ----------   ----------
BASIC EARNINGS PER SHARE (EXPRESSED IN CHF) UNDER U.S.
  GAAP...................................................         110           84           77
                                                           ==========   ==========   ==========

                                                              2000         1999         1998
                                                           ----------   ----------   ----------
Net income attributable to shareholders (CHF millions)
  under U.S. GAAP........................................       6,913        5,419        4,955
Elimination of interest expense on convertible debt (net
  of tax effect) (CHF millions)..........................          20           18           17
                                                           ----------   ----------   ----------
Net income used to determine diluted earnings per share
  (CHF millions).........................................       6,933        5,437        4,972
                                                           ----------   ----------   ----------
Weighted average number of shares in issue under IAS.....  65,338,690   66,345,501   66,172,155
Adjustment for assumed conversion of convertible debt....     235,562      263,850      323,945
Adjustment for dilutive stock options....................      24,564       13,977       18,104
Weighted average treasury shares due to consolidation of
  additional foundations foundations under U.S. GAAP.....  (2,344,590)  (1,980,181)  (1,890,212)
                                                           ----------   ----------   ----------
WEIGHTED AVERAGE NUMBER OF SHARES FOR DILUTED EARNINGS
  PER SHARE UNDER U.S. GAAP..............................  63,254,226   64,643,147   64,623,992
                                                           ----------   ----------   ----------
DILUTED EARNINGS PER SHARE (EXPRESSED IN CHF) UNDER U.S.
  GAAP...................................................         110           84           77
                                                           ==========   ==========   ==========

PRO FORMA EARNINGS PER SHARE

    Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" established accounting and disclosure requirements using a fair-value based method of accounting for

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED) stock-based employee compensation. Had the Group accounted for stock options in accordance with SFAS 123, net income and earnings per share would have been the pro forma amounts indicated below:

                                                                2000       1999       1998
                                                              --------   --------   --------
Net income under U.S. GAAP (CHF in millions):
  As reported...............................................   6,913      5,419      4,955
  Pro forma.................................................   6,884      5,396      4,933
Earnings per share (CHF):
  As reported
    Basic...................................................     110         84         77
    Diluted.................................................     110         84         77
  Pro forma
    Basic...................................................     109         84         77
    Diluted.................................................     109         84         77

    The weighted average assumptions used in determining fair value of option grants were as follows:

                                                                2000       1999       1998
                                                              --------   --------   --------
Dividend yield..............................................     1.3%       1.6%       1.2%
Expected volatility.........................................    24.0%      23.0%      24.0%
Risk-free interest rate.....................................     4.0%       3.8%       3.6%
Expected life...............................................      10yr       10yr       10yr

    These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period and additional options may be granted in future years.

DEFERRED TAX

    The deferred tax asset less valuation allowance at December 31, 2000 and 1999 comprises CHF 2,221 million and CHF 2,409 million of current assets and CHF 1,044 million and CHF 1,049 million of non-current assets, respectively. The deferred tax liability at December 31, 2000 and 1999 comprises CHF 786 million and CHF 1,023 million of current liabilities and CHF 2,702 million and CHF 2,623 million of non-current liabilities, respectively.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)

EMPLOYEE BENEFIT PLANS

    Presented below are the disclosures required by U.S. GAAP which are different from those provided under IAS. The following provides a reconciliation of benefit obligations, plan assets and funded status of the plans.

                                                    PENSION BENEFITS                      OTHER POST-RETIREMENT BENEFITS
                                       ------------------------------------------   ------------------------------------------
                                           2000           1999           1998           2000           1999           1998
                                       CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                       ------------   ------------   ------------   ------------   ------------   ------------
BENEFIT OBLIGATION:
At beginning of year.................     21,304         21,926         19,546           655            614            702
Service cost.........................        467            543            458            11             13             11
Interest cost........................        857            784            920            48             42             42
Actuarial (gain) loss................     (1,759)        (1,264)         2,193           (21)           (45)           (32)
Plan amendments......................                         3                                         (11)           (22)
Settlement--Novartis Agribusiness....     (1,909)                                         (1)
Foreign currency translation.........        (78)           532           (135)           17             95            (39)
Employee contributions...............                                       50
Benefit payments.....................     (1,220)        (1,220)        (1,106)          (49)           (53)           (48)
                                          ------         ------         ------          ----           ----           ----
BENEFIT OBLIGATION AT END OF YEAR....     17,662         21,304         21,926           660            655            614
                                          ======         ======         ======          ====           ====           ====
PLAN ASSETS AT FAIR VALUE:
At beginning of year.................     25,454         24,456         23,673
Actual return on plan assets.........      2,949          1,429          1,990
Foreign currency translation.........        (18)           655           (181)
Employer contribution................         73             98             30
Employee contributions...............         39             36             50
Settlement--Novartis Agribusiness....     (1,851)
Benefit payments.....................     (1,220)        (1,220)        (1,106)
                                          ======         ======         ======
PLAN ASSETS AT FAIR VALUE AT END OF
  YEAR...............................     25,426         25,454         24,456
                                          ======         ======         ======
Funded status........................      7,764          4,150          2,530          (660)          (655)          (614)
Unrecognized transition (asset)......                       (88)          (327)
Unrecognized actuarial (gain) loss...     (2,672)           411          1,643          (160)          (148)          (103)
                                          ------         ------         ------          ----           ----           ----
PREPAID (ACCRUED) BENEFIT COSTS......      5,092          4,473          3,846          (820)          (803)          (717)
                                          ======         ======         ======          ====           ====           ====
AMOUNTS RECOGNIZED IN THE BALANCE
  SHEET:
Prepaid benefit costs................      5,783          5,362          4,746
Accrued benefit liability............       (691)          (889)          (900)         (820)          (803)          (717)
                                          ------         ------         ------          ----           ----           ----
NET AMOUNT RECOGNIZED................      5,092          4,473          3,846          (820)          (803)          (717)
                                          ======         ======         ======          ====           ====           ====
BENEFIT COST:
Service cost.........................        467            543            458            11             13             11
Interest cost........................        857            784            920            48             42             42
Expected return on plan assets.......     (1,583)        (1,505)        (1,389)
Employee contributions...............        (39)           (36)           (50)
Amortization of transition (asset)...        (88)          (239)          (239)
Amortization of actuarial (gain)
  loss...............................         28            161            284           (15)                           (8)
Curtailment (gain)...................                                                                                   (9)
                                          ------         ------         ------          ----           ----           ----
NET PERIODIC BENEFIT (INCOME) COST...       (358)          (292)           (16)           44             55             36
                                          ======         ======         ======          ====           ====           ====
WEIGHTED-AVERAGE ASSUMPTIONS AS OF
  DECEMBER 31:.......................          %              %              %             %              %              %
Discount rate........................        4.5            4.1            3.4           7.7            7.7            6.8
Rate of payroll indexation...........        2.8            2.8            4.3
Expected return on plan assets.......        6.2            6.1            5.2

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)
    The Group recorded a net gain of CHF 52 million directly in shareholders' equity during fiscal 2000 based on the settlement of its defined benefit pension plans attributable to Novartis Agribusiness.

    The assumed health care cost trend rate at December 31, 2000 was 6.0% for those under age 65 and 6.0% for those over age 65, decreasing to 4.75% in 2006 and thereafter for both groups. The assumed health care cost trend rate at December 31, 1999 was 6.35% for those under age 65 and 6.50% for those over age 65, decreasing to 4.75% in 2006 and thereafter for both groups.

    A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2000 would have the following effects:

                                                          1% POINT INCREASE   1% POINT DECREASE
                                                            CHF MILLIONS        CHF MILLIONS
                                                          -----------------   -----------------
Effects on total of service and interest cost
  components............................................          7                   (6)
Effect on post-retirement benefit obligations...........         67                  (60)

COMPREHENSIVE INCOME

    SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income and all changes in equity during a period that arise from non-owner sources, such as foreign currency items and unrealized gains and losses on securities available-for-sale. The additional disclosures required under U.S. GAAP are as follows:

                                                        2000           1999           1998
                                                    CHF MILLIONS   CHF MILLIONS   CHF MILLIONS
                                                    ------------   ------------   ------------
Net income under U.S. GAAP........................     6,913          5,419          4,955
Other comprehensive income:
  Foreign currency translation adjustment.........      (525)         2,579           (956)
  Unrealized market value adjustment on
  available-for-sale securities (net of taxes of
  CHF 227 million and CHF 34 million,
  respectively)...................................     1,137            287            418
Reclassification adjustment:
  Net realized gains on sales of securities (net
  of taxes of CHF 36 million and CHF 72 million,
  respectively)...................................      (280)          (645)          (463)
                                                       -----          -----          -----
COMPREHENSIVE INCOME UNDER U.S. GAAP..............     7,245          7,640          3,954
                                                       =====          =====          =====

FOREIGN CURRENCY TRANSLATION

    The Group has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting under IAS 21 (revised) and IAS 29 complies with Item 18 of Form 20-F and is different from that required by U.S. GAAP.

                          NOTES TO THE NOVARTIS GROUP

32. SIGNIFICANT DIFFERENCES BETWEEN IAS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP) (CONTINUED)
EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

INTERNATIONAL ACCOUNTING STANDARDS

    IAS 39 "Financial Instruments: Recognition and Measurement" requires all financial assets and financial liabilities to be recognized on the balance sheet, including all derivatives. They are initially measured at cost, which is the fair value or whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets should be measured at fair value except for certain specified exceptions. After acquisition most financial liabilities should be measured at original recorded amount less principal repayments and amortization. For those financial assets and liabilities that are remeasured to fair value, the Group can either recognize the adjustment in the income statement or in equity until the asset is sold.

    Upon adoption of the standard on January 1, 2001, the Group will record a one-time net of tax credit to retained earnings for the initial adoption of IAS 39 totaling approximately CHF 1.6 billion related to net unrealized gains and losses on available-for-sale securities and related equity options hedging these securities and CHF 261 million related to derivatives that are not designated as hedges. The Group will also record an unrealized gain net of tax, of CHF
105 million for cash flow hedging instruments in a separate component of equity.

    In connection with IAS 39, various revisions have been made to IAS 32 "Financial Instruments: Disclosure and Presentation" in order to make the authoritative literature and underlying accounting guidelines consistent. The revisions to IAS 32 become effective for periods beginning on or after July 1, 2001. The effect of these revisions will require additional disclosures in conjunction with the implementation of IAS 39 as described above.

    IAS 40 "Investment Property" prescribes the accounting treatment for investment property and related disclosure requirements. This standard replaces IAS 25 "Accounting for Investments" whereby an enterprise was permitted to choose from among a variety of accounting treatments for investment property. IAS 40 permits enterprises to choose either a fair value model or a cost model for measurement. Under the fair value method, investment property should be measured at fair value and changes in fair value should be recognized in the income statement. Under the cost model, investment property should be measured at depreciated cost, less any accumulated impairment losses, with the related fair values disclosed. The Group has not determined what, if any, effect this new standard will have on the financial statements. This standard is effective for periods beginning on or after January 1, 2001.

U.S. GAAP

    Statement of Financial Accounting Standards SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and No. 138, requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income. Upon adoption of the standard on January 1, 2001, the Group will record a net of tax cumulative-effect-type gain of approximately CHF 105 million in accumulated other comprehensive income to recognize at fair value all derivative instruments that are designated as cash flow hedging instruments.

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
OF THE NOVARTIS GROUP
BASEL

    Our audits of the consolidated financial statements referred to in our report dated January 31, 2001, appearing on page F-2 of this Form 20-F, also included an audit of the financial statement schedule listed in Item 19 of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers AG

S. A. J. Bachmann              J. P. Herron

Basel, January 31, 2001

                                 NOVARTIS GROUP
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
             (FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998)

                                             BALANCE AT
                                             BEGINNING                                BALANCE AT END
CHF MILLIONS                                 OF PERIOD    ADDITIONS   DEDUCTIONS(1)     OF PERIOD
------------                                 ----------   ---------   -------------   --------------
DESCRIPTIONS:

YEAR ENDED DECEMBER 31, 2000:
  Provision for doubtful receivables......       (625)      (337)           714             (248)
  Provision for inventories...............       (487)      (317)           418             (386)
  Allowance for deferred taxes............       (365)      (112)           240             (237)
                                               ------       ----         ------           ------
                                               (1,477)      (766)         1,372             (871)
                                               ======       ====         ======           ======
YEAR ENDED DECEMBER 31, 1999:
  Provision for doubtful receivables......       (455)      (308)           138             (625)
  Provision for inventories...............       (390)      (434)           337             (487)
  Allowance for deferred taxes............       (214)      (179)            28             (365)
                                               ------       ----         ------           ------
                                               (1,059)      (921)           503           (1,477)
                                               ======       ====         ======           ======
YEAR ENDED DECEMBER 31, 1998:
  Provision for doubtful receivables......       (375)      (284)           204             (455)
  Provision for inventories...............       (275)      (279)           164             (390)
  Allowance for deferred taxes............       (348)       (34)           168             (214)
                                               ------       ----         ------           ------
                                                 (998)      (597)           536           (1,059)
                                               ======       ====         ======           ======

-------------

(1) Represents amounts used for the purposes for which the accounts were created and reversal of amounts no longer required.