Form 20-F
period 2005-12-31
NOVARTIS AG
filed 2006-01-30
CIK 1114448

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

2,335,916,500 shares

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS			1
FORWARD-LOOKING STATEMENTS			1
PART I			2
Item 1.		Identity of Directors, Senior Management and Advisers	2
Item 2.		Offer Statistics and Expected Timetable	2
Item 3.		Key Information	2
3.	A	Selected Financial Data	2
3.	B	Capitalization and Indebtedness	5
3.	C	Reasons for the offer and use of proceeds	6
3.	D	Risk Factors	6
Item 4.		Information on the Company	16
4.	A	History and Development of Novartis	16
4.	B	Business Overview	21
4.	C	Organizational Structure	74
4.	D	Property, Plants and Equipment	75
Item 4A.		Unresolved Staff Comments	81
Item 5.		Operating and Financial Review and Prospects	81
5.	A	Operating Results	81
5.	B	Liquidity and Capital Resources	117
5.	C	Research & Development, Patents and Licenses	122
5.	D	Trend Information	122
5.	E	Off-Balance Sheet Arrangements	122
5.	F	Aggregate Contractual Obligations	122
Item 6.		Directors, Senior Management and Employees	124
6.	A	Directors and Senior Management	124
6.	B	Compensation	132
6.	C	Board Practices	141
6.	D	Employees	147
6.	E	Share Ownership	148
Item 7.		Major Shareholders and Related Party Transactions	149
7.	A	Major Shareholders	149
7.	B	Related Party Transactions	150
7.	C	Interests of Experts and Counsel	151
Item 8.		Financial Information	151
8.	A	Consolidated Statements and Other Financial Information	151
8.	B	Significant Changes	156
Item 9.		The Offer and Listing	156
9.	A	Listing Details	156
9.	B	Plan of Distribution	158
9.	C	Market	158
9.	D	Selling Shareholders	158
9.	E	Dilution	158
9.	F	Expenses of the Issue	158

Item 10.		Additional Information	158
10.	A	Share capital	158
10.	B	Memorandum and Articles of Association	158
10.	C	Material contracts	162
10.	D	Exchange controls	162
10.	E	Taxation	163
10.	F	Dividends and paying agents	167
10.	G	Statement by experts	167
10.	H	Documents on display	167
10.	I	Subsidiary Information	168
Item 11.		Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk	168
Item 12.		Description of Securities other than Equity Securities	172
PART II			173
Item 13.		Defaults, Dividend Arrearages and Delinquencies	173
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	173
Item 15.		Controls and Procedures	173
Item 16	A	Audit Committee Financial Expert	174
Item 16	B	Code of Ethics	174
Item 16	C	Principal Accountant Fees and Services	174
Item 16	D	Exemptions from the Listing Standards for Audit Committees	176
Item 16	E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	176
PART III			177
Item 17.		Financial Statements	177
Item 18.		Financial Statements	177
Item 19.		Exhibits	178

INTRODUCTION AND USE OF CERTAIN TERMS

        Novartis AG and our consolidated affiliates ("Novartis" or the "Group") publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F ("Form 20-F") are those for the year ended December 31, 2005. In this Form 20-F, references to "US dollars", "USD" or "$" are to the lawful currency of the United States of America; and references to "CHF" are to Swiss francs.

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

        We furnish to registered holders of Novartis AG shares ("shares") annual reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). See "Item 18. Financial Statements—note 34" for a description of the significant differences between IFRS and US GAAP. The financial statements included in the annual reports are examined and reported upon by our independent auditors. We make available to our shareholders, on our web page, quarterly interim press releases that include unaudited interim consolidated financial information prepared in conformity with IFRS with a reconciliation to US GAAP.

FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology such as "will" or "expected", or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from such products, potential future expenditures or liabilities, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the development projects described will succeed or that any new products will be brought to market. Similarly, there can be no guarantee that Novartis or any future product will achieve any particular level of revenue. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; uncertainties regarding necessary levels of expenditures in the future; and uncertainties regarding judicial or other investigatory proceedings. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information-3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A  Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements. Our consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2005, 2004 and 2003 are included elsewhere in this Form 20-F.

        Following the adoption of a number of new IFRS from January 1, 2005, as required by IFRS, the 2004 and 2003 consolidated financial statements have been restated. Not all of the new standards required retrospective application of the new accounting and reporting requirements. See "Item 18. Financial Statements—Note 32" for a more detailed discussion.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, pro forma 2004 and 2003 consolidated income and cash flow statements are provided that include additional adjustments compared to the audited restated 2004 and 2003 consolidated income and cash flow statements. See "Item 5.A Operating Results—2004 and 2003 Pro Forma Consolidated Financial Information" for a more detailed discussion.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and such notes.

        The consolidated financial statements used to create the selected consolidated financial data set forth below were prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP. For a discussion of the significant differences between IFRS and US GAAP, see "Item 18. Financial Statements—Note 34."

	Year Ended December 31,
	2005	2004(1) Restated	2004(2) Pro Forma	2003(1) Restated	2003(2) Pro Forma	2002(1)(3) Restated	2001(1)(3) Restated
	($ millions, except per share information)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Net sales	32,212	28,247	28,247	24,864	24,864	20,877	18,762

Operating income	6,905	6,152	6,289	5,635	5,666	5,028	4,329
Result from associated companies	193	68	177	(279)	(182)	(18)	53
Financial income	461	486	488	621	621	807	502
Interest expense	(294)	(261)	(261)	(243)	(243)	(214)	(238)

Income before taxes	7,265	6,445	6,693	5,734	5,862	5,603	4,646
Taxes	(1,124)	(1,065)	(1,092)	(947)	(957)	(925)	(821)

Net income	6,141	5,380	5,601	4,787	4,905	4,678	3,825

Attributable to Shareholders of Novartis AG	6,130	5,365	5,586	4,743	4,861	4,664	3,813
Minority interests	11	15	15	44	44	14	12
Basic earnings per share in $	2.63	2.28	2.37	1.99	2.04	1.93	1.54
Diluted earnings per share in $	2.62	2.27	2.36	1.97	2.01	1.89	1.54
Cash dividends(4)	2,107	1,896	1,896	1,659	1,659	1,311	1,222
Cash dividends per share in CHF(5)	1.15	1.05	1.05	1.00	1.00	0.95	0.90
Operating income per share:
basic earnings per share in $	2.96	2.61	2.67	2.37	2.38	2.08	1.75
diluted earnings per share in $	2.95	2.60	2.66	2.34	2.35	2.03	1.75

(1)
Data has been restated as a result of adopting new IFRS accounting standards. See "Item 18. Financial Statements—Note 32."

(2)
Data is pro forma. See "Item 5.A Operating Results."

(3)
Unaudited.

(4)
Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

(5)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2005 will be proposed to the Annual General Meeting on February 28, 2006 for approval.

	Year Ended December 31,
	2005	2004(1) Restated	2003(1) Restated	2002(1)(2) Restated	2001(1)(2) Restated
	($ millions, except per share data)
BALANCE SHEET DATA
Amounts in accordance with IFRS:
Cash, cash equivalents and current marketable securities	10,933	13,892	12,621	12,050	12,639
Inventories	3,725	3,558	3,346	2,963	2,449
Other current assets	6,785	6,470	5,677	5,316	4,716
Non-current assets	36,289	28,568	26,734	24,012	19,981

Total assets	57,732	52,488	48,378	44,341	39,785

Trade accounts payable	1,961	2,020	1,665	1,266	1,077
Other current liabilities	13,367	9,829	8,254	7,560	7,797
Non-current liabilities	9,240	9,324	9,416	8,064	5,936

Total liabilities	24,568	21,173	19,335	16,890	14,810

Total equity available to Novartis AG shareholders	32,990	31,177	28,953	27,385	24,913
Minority interests	174	138	90	66	62

Total equity	33,164	31,315	29,043	27,451	24,975

Total liabilities and equity	57,732	52,488	48,378	44,341	39,785

Net assets	33,164	31,315	29,043	27,451	24,975
Outstanding share capital	848	849	862	863	888
Amounts in accordance with US GAAP:
Income statement data
Net income	5,190	4,793	3,624	3,816	2,396
Basic earnings per share	2.22	2.03	1.52	1.58	0.97
Diluted earnings per share	2.22	2.02	1.50	1.54	0.97
Balance sheet data
Total equity	38,300	37,733	34,568	32,950	29,918
Total assets	65,101	59,843	56,200	50,016	44,724

(1)
Data has been restated as a result of adopting new IFRS accounting standards. See "Item 18. Financial Statements—Note 32."

(2)
Unaudited.

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share	Total Dividend per ADS
		(CHF)	($)
2001	March 2002	0.90	0.54
2002	March 2003	0.95	0.68
2003	February 2004	1.00	0.80
2004	March 2005	1.05	0.93
2005(1)(2)	February 2006	1.15	0.87

(1)	If the Swiss franc amount for 2005 is translated into US dollars at the rate of $0.76 to the Swiss franc, the Total Dividend per share and Total Dividend per ADS in US dollars would be $0.87. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.
(2)	Dividend to be proposed at the Annual General Meeting on February 28, 2006 and paid in March 2006.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters Market System. The exchange rate in effect on January 25, 2006, as found on Reuters Market System, was CHF 1.00 = $0.79.

Year ended December 31,	Period End	Average(1)	Low	High
2001	0.60	0.59	0.55	0.63
2002	0.71	0.65	0.58	0.72
2003	0.80	0.75	0.70	0.81
2004	0.88	0.81	0.76	0.88
2005	0.76	0.80	0.75	0.88
Month end,
August 2005			0.78	0.80
September 2005			0.77	0.81
October 2005			0.77	0.79
November 2005			0.75	0.78
December 2005			0.76	0.78
January 2006(2)			0.76	0.79

(1)	Represents the average of the exchange rates on the last day of each full month during the year.
(2)	The high and low US dollar/Swiss franc exchange rate is current as of January 25, 2006.

3.B  Capitalization and Indebtedness

        Not applicable.

3.C  Reasons for the offer and use of proceeds

        Not applicable.

3.D  Risk Factors

        Our business faces significant risks. You should carefully consider all of the information set forth in this Form 20-F and in our other filings with the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements as a result of certain factors, including due to the risks we face as described below and elsewhere. See "Forward-Looking Statements" on page 1.

Risks Faced By Our Pharmaceuticals Division

We face intense competition from new products.

        Our products face intense competition from competitors' products. This competition may increase as new products enter the market. In such an event, our competitors' products may be safer or more effective or more effectively marketed and sold than our products. Alternately, in the case of generic competition, they may be equally safe and effective products which are sold at a substantially lower price than our products. As a result, if we fail to maintain our competitive position, this could have a material adverse effect on our business, financial condition or results of operations.

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

        In the pharmaceutical business, the research and development process can take up to 12 years, or even longer, from discovery to commercial product launch. This process is conducted in various stages. During each stage there is a substantial risk that we will encounter serious obstacles or will not achieve our goals and accordingly we may abandon a product in which we have invested substantial amounts of time and money. If we are unable to maintain a continuous flow of successful new products and successful new indications or brand extensions for existing products sufficient to cover our substantial research and development costs and to replace sales that are lost as older products approach the end of their commercial life cycles or are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations.

        Our dependence on research and development makes it highly important that we recruit and retain high quality researchers and development specialists. In addition, our dependence on collaborations with third parties for a portion of our research and development leaves us at risk should those third parties fail to perform their obligations. We commit substantial efforts and funds to these purposes. Should we fail in our efforts, this could have a material adverse effect on our business, financial condition or results of operations.

We face intense competition from lower-cost generic products.

        Our Pharmaceuticals Division also faces increasing competition from lower-cost generic products. Our Pharmaceuticals Division's products are generally protected by patent rights which are expected to provide us with exclusive marketing rights. However, those patent rights are of varying strengths and durations. In addition, in some countries, patent protection is significantly weaker than in the US or the EU. Even in the US and the EU, political pressures to reduce spending on health care has led to legislation which encourages the approval of generic products. As a result, although it is our policy to actively defend our patent rights, generic challenges to our products can arise at any time, and we may not be able to prevent the emergence of generic competition for our products.

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

        Patent protection is at issue in major markets for the following of our Pharmaceuticals Division's products.

  •
  Diovan.    The active ingredient in Diovan is covered by a compound patent through 2012 in the US, and through 2011-13 in other markets. In the US additional patents covering the marketed formulation have been challenged, however, we have not filed a suit at this point in time.

  •
  Neoral.    Patent protection exists for the Neoral micro-emulsion formulation and other cyclosporin formulations through 2009 and beyond in major markets. Despite this protection, generic cyclosporin products competing with Neoral have entered the transplantation market segment in the US, Germany, Japan, Canada and elsewhere. Patent infringement actions are pending against manufacturers of some of these generic products. At present, there are no injunctions in place against any of the manufacturers that we have sued.

  •
  Sandostatin.    Basic patent protection for the active ingredient of Sandostatin SC has expired in the US, Japan, Germany, France and the UK, and it will expire in May 2007 in Italy. Generic versions of Sandostatin SC have been approved in the US and elsewhere. Patent protection for the Sandostatin LAR formulation extending to 2010 (and 2013 and beyond in the US) continues in major markets. Sandostatin LAR is a long-acting version of Sandostatin which represents a majority of our sales in this product family.

  •
  Lotrel/Cibacen/Lotensin/Cibadrex.    The basic benazepril substance patent protection for Lotrel/Cibacen/Lotensin/Cibadrex expires in June 2007 in France and in December 2008 in Italy and has expired elsewhere. Lotrel, which is a combination of benazepril and another anti-hypertensive, also is protected by an additional patent in the US until 2017. Teva and Dr. Reddy's Laboratories have challenged this patent. Dr. Reddy's is seeking marketing approval for a slightly different benazepril combination product. Because of this difference, the Dr. Reddy's product, if brought to market, would not be automatically substitutable in the US for Lotrel. However, Teva is seeking marketing approval for the same benazepril combination as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. We have sued Teva and Dr. Reddy's in the US for patent infringement. The Dr. Reddy's case is currently stayed.

  •
  Lamisil.    The active ingredient in Lamisil is covered by a compound patent family which expires in the US in December 2006, in August 2007 in France and has expired elsewhere. The US patent had been challenged by Dr. Reddy's Laboratories in the US. Dr. Reddy's has since withdrawn its suit and conceded that this patent is valid and enforceable.

  •
  Miacalcin/Miacalcic.    The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in a number of major countries and will expire in Italy in December 2006. Apotex has applied to the FDA for the right to sell a generic version of Miacalcin using the Novartis formulation. We have sued Apotex for patent infringement. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin based on a different formulation. We have not sued these companies. Unigene's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

  •
  Exelon.    The active ingredient in Exelon is covered by a compound patent (granted to Proterra AG), which in the US presently expires in August 2007, and has been determined by the FDA to qualify for patent term extension until 2012, and which expires in 2011-13 in the major markets. In addition, we hold an isomer patent on Exelon which expires in 2012-14. Dr. Reddy's, Sun Pharmaceuticals and Watson Pharmaceuticals have filed applications to market a generic version of Exelon in the US. Together with Proterra, we have sued all three parties for patent infringement.

  •
  Focalin.    The drug dosage form of Focalin and its use in attention deficit hyper-activity disorders are covered by patents (granted to Celgene Corporation and licensed to us) through 2015 in the US and 2018 in other markets. Teva has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, we have sued Teva for patent infringement under a use patent.

  •
  Trileptal.    Patent protection for Trileptal's active ingredient has expired in major countries. In the US, New Chemical Entity data exclusivity under the Hatch-Waxman Act of 1984 has expired in 2005. We have also pending patent filings relating to our marketed formulations of Trileptal, which, if granted, would expire in 2018 in major countries, including the US. In Europe this formulation patent is being challenged by three generic companies.

  •
  Starlix.    The active ingredient in Starlix is covered by Ajinomoto patents. The basic US patent will expire in 2009. Several parties have informed us that they have filed an ANDA application to market a generic version of Starlix in the US upon expiration of the basic patent in 2009. In Europe basic compound protection exists in Germany, France, the UK and Switzerland and will expire in 2011.

  •
  Foradil.    Patent protection for Foradil's active ingredient has expired in major countries. In the US, Hatch-Waxman data exclusivity is currently scheduled to expire in February 2006.

  •
  Voltaren.    Voltaren is off-patent. As a result, revenue from Voltaren has declined, and may decline significantly further over the next few years.

  •
  Famvir.    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. We have sued Teva in the US for infringement of the compound patent.

  •
  Zaditor/Zaditen.    Apotex has filed for approval for a generic version of Zaditor in the US. The Zaditor formulation is covered by a patent in the US. We sued Apotex for patent infringement. However, we subsequently withdrew our suit and there is now no lawsuit pending.

Price controls and other pressures may prevent us from setting prices for our products at levels high enough to earn an adequate return on our investments in them.

        In addition to normal price competition in the marketplace, the prices of our Pharmaceuticals Division's products are restricted by price controls and other pricing pressures imposed by governments and health care providers in most countries. Price controls operate differently in different countries and can cause wide variations in prices between markets. Currency fluctuations can aggravate these differences. The existence of price controls and other pricing pressures can limit the revenues we earn from our products and may have an adverse effect on our business, financial condition or results of operations.

  •
  Direct efforts to control prices.

  •
  United States.    In the US, ongoing political debates over prescription drug pricing and recent Medicare reform legislation will increase pricing pressures. In particular, recent Medicare reform legislation has resulted in the creation of a new voluntary drug benefit for patients who are eligible for Medicare. It is too soon to predict the full impact of this new legislation with certainty. While it is possible that this legislation, which went into effect in January 2006, will increase the volume of our sales, we expect that this increase will be all or partially offset by the requirement that we extend price discounts to additional patients. In addition, unless this newly-enacted drug benefit is deemed to be a success, we expect there to be continuing political pressure to amend this legislation to enable the US government to use its enormous purchasing power to demand additional discounts from pharmaceutical companies.

    •
    Europe.    In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing health care reforms in a further attempt to curb increasing health care costs. In the EU, governments influence the price of pharmaceutical products through their control of national health care systems that fund a large part of the cost of such products to consumers. The downward pressure on health care costs in general in the EU, particularly with regard to prescription drugs, has become very intense. As a result, increasingly high barriers are being erected against the entry of new products.

    •
    Japan.    In Japan, the government generally introduces price cut rounds every other year, during which the government mandates price decreases for specific products. In 2005, the National Health Insurance price calculation method for new products and price revision rule for existing products were reviewed, and the resulting new drug tariffs are effective beginning April 2006. The Japanese government is currently undertaking a health care reform initiative with a goal of curbing national medical expenditures, and is continuing its review of the pricing methods used.

  •
  Regulations favoring generics.    In response to rising health care costs, many governments and private medical care providers, such as Health Maintenance Organizations (HMOs), have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original branded drug. We expect that the pressure for generic substitution will increase as a result of the implementation of the Medicare prescription drug benefit in 2006.

  •
  Cross-Border Sales.    Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can legally be re-sold to customers in other EU countries with less stringent price controls, at a lower price than the price at which the product is otherwise available in the importing country. This risk could increase due to the addition of 10 nations to the EU in 2004. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other developed countries into the US are currently illegal. However, there are ongoing political efforts at the federal, state and local levels to change the legal status of such imports, and we expect those pressures to continue in 2006.

        We expect that pressures on pricing will continue and may increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

Public pressure on the pharmaceuticals industry could affect our business, financial condition or results of operations.

        There is considerable public sentiment against the pharmaceuticals industry, and the industry is under the close scrutiny of the public and the media. In addition there is significant pressure on our industry from certain less developed nations to make our products available to their people at drastically lower costs. Any increase in such negative public sentiment or increase in public scrutiny or pressure from such less developed nations could lead, among other things, to changes in legislation, to changes in the demand for our products, additional pricing pressures with respect to our products, or increased efforts to undercut intellectual property protections. Such changes could affect our business, financial condition or results of operations.

Risks Faced By Our Sandoz (Generics) Division

The success of Sandoz depends on our ability to successfully develop and commercialize additional generic pharmaceutical products.

        To a significant degree, the future results of Sandoz, our generics Division, depend upon our ability to successfully commercialize additional generic pharmaceutical products. We must develop new generic products, and prove that they are the bio-equivalent of the originator products. Once developed, we must successfully manufacture and bring these new products to market. The development and commercialization process is both lengthy and costly and involves a high degree of risk. Our products currently under development may not be approved by regulatory authorities, or may not be approved as quickly as expected. In addition, we may not be able to successfully and profitably produce and market such products. Delays in any part of the process or our inability to obtain regulatory approval of our products could adversely affect our operating results by restricting or delaying our introduction of new products. The timely and continuous introduction of new generic products is critical to our business.

Our revenues and profits from any particular generic pharmaceutical products decline as our competitors introduce their own generic equivalents.

        Selling prices of generic drugs typically decline, sometimes dramatically, as additional companies receive approvals for a given product and competition for that product intensifies. To the extent that we succeed in being the first to bring to market a generic version of a significant product, our sales and our profits can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of an equivalent product. Our ability to sustain our sales and profitability on any product over time is dependent on both the number of new competitors for such product and the timing of their approvals. The overall profitability of Sandoz depends, among other things, on our ability to be the first to bring significant new products to market. There can be no guarantee that we will achieve this goal in the future.

Our generic pharmaceutical products face intense competition from brand-name pharmaceutical companies that sell or license their own generic products or successfully extend their market exclusivity period.

        Competition in the generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name pharmaceutical companies have taken aggressive steps to counter the growth of the generics industry. In particular, certain brand-name pharmaceutical companies continue to sell their products to the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No significant regulatory approvals are required for a brand-name pharmaceutical manufacturer to sell directly or through a third party to the generic market. In addition, certain brand-name companies continually seek new ways to protect their market franchise and to decrease the impact of generic competition. These efforts by the brand-name pharmaceutical industry have had, and likely will continue to have, a negative effect on the results of operations of Sandoz.

Recent changes in the US regulatory environment may prevent us from utilizing the exclusivity periods that are important to the success of our generic products.

        Under US law, the FDA awards 180 days of market exclusivity to the first generic manufacturer who challenges the patent of a branded product. However, amendments to the Hatch-Waxman Act will affect the future availability of this market exclusivity in many cases. These amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

Sandoz's success may depend on its ability to successfully challenge patent rights held by branded pharmaceutical companies or others.

        At times we seek approval to market generic products before the expiration of patents held by others for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, we often face significant patent litigation. If we are unsuccessful in such litigation, then our ability to launch new products will be substantially limited. In addition, depending upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision or while an appeal of a lower court decision is pending. Should we elect to proceed in this manner, we could face substantial damages if the final court decision is adverse to us.

We may fail to successfully integrate Hexal and Eon Labs into our business.

        In 2005, we significantly expanded the scope of our Sandoz Division through the acquisition of Hexal AG and Eon Labs, Inc., and we began our efforts to integrate them with our own operations. Should we ultimately fail to successfully integrate Hexal and Eon with the existing operations of Sandoz, or should the achievement of a successful integration significantly divert management's attention away from the operation of our business, then our business, financial condition or results of operations could be materially adversely affected.

Risks Faced By The Entire Novartis Group

Government regulation may adversely affect our business, financial condition or results of operations.

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

        Risks regarding the manufacture of our products.    The manufacture of our products is heavily regulated by governmental authorities around the world, including the FDA. If we or our third party suppliers fail to comply fully with such regulations then there could be a government-enforced shutdown of production facilities, which in turn could lead to product shortages. A failure to comply fully with such regulations could also lead to a delay in the approval of new products. In addition, because our products are intended to promote the health of patients, any supply interruption could lead to allegations that the public health has been endangered, and could subject us to lawsuits.

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

        Risks arising from the decreasing risk tolerance of the public and of governmental agencies.    In recent years, the public and various governments appear to have become less tolerant than in the past of the risks posed by products of the type sold by companies such as ours. This apparent trend could in the future result in more stringent regulatory requirements, including more difficult approval processes for products of the type we sell. This in turn could increase our costs of developing new products, limit our ability to promote and sell our existing products, or lead to market withdrawals of existing products.

        Other regulatory and legal risks.    Changes in worldwide intellectual property protections and remedies, trade regulations and procedures, product counterfeiting, unstable governments and legal systems, intergovernmental disputes and possible nationalizations could also materially adversely affect our business, financial condition or results of operations.

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

Lawsuits, investigations and other liabilities could adversely affect our business, financial condition or results of operations.

        Like our competitors, we are subject to a variety of lawsuits, governmental investigations and other potential liabilities arising out of the normal conduct of our business.

        Risks regarding product liability claims.    Product liability claims are potentially a significant commercial risk for us. Substantial damage awards have been made in some jurisdictions against companies such as ours based upon claims for injuries allegedly caused by the use of their products. We are involved in a number of product liability cases claiming damages as a result of the use of our products. See "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings." We maintain product liability insurance policies with third parties, covering claims on a worldwide basis. However, changes in the product liability insurance market for originator pharmaceutical products have made the purchase of such policies uneconomic for such products. For certain pharmaceutical substances, coverage cannot be obtained at all. To cope with this change, we have established provisions for these product liability risks up to certain limits. From January 1, 2006, these provisions provide our sole means for affirmatively managing the product liability risks of our Pharmaceuticals Division. Product liability insurance coverage for all other Divisions will continue to be acquired from third parties. We believe that our insurance coverage and provisions are reasonable and prudent in light of our business and the risks to which we are subject. However, events may occur which in whole or in part, might not be covered by insurance or the provisions that we have put in place. While no such losses are presently expected, there can be no guarantee that we will not also face a loss which far exceeds available insurance and provisions.

        Risks regarding other lawsuits and investigations.    A number of our affiliates are the subject of litigation and investigations arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. While, in our opinion, the outcome of these actions will not materially affect our financial condition, the outcome of these actions could be material to our results of operations in a given period. See "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings."

        Risks regarding patent claims by third parties.    We take all reasonable steps to ensure that our products do not infringe valid third-party intellectual property rights. Nevertheless, third parties may assert claims against us for infringement. As a result, we can become involved in extensive litigation regarding our products. If we are unsuccessful in defending ourselves against these suits, we could be subject to injunctions preventing us from selling our products, or to damages, which may be substantial. Either event could have a material adverse effect on our consolidated financial position, results of operations or liquidity.

        Risks regarding environmental liabilities.    In our product development programs and manufacturing processes, it is sometimes necessary for us to use hazardous materials, chemicals, biologics, viruses and toxic compounds. These programs and processes expose us to risks of accidental contamination, events of noncompliance with environmental laws and regulatory enforcement, personal injury, property damage and claims resulting from these events. If an accident occurred, or if we discover contamination caused by prior operations, we could be liable for clean-up obligations, damages or fines, which could have an adverse effect on our business, financial condition or and results of operations.

        The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These obligations may relate to sites:

  •
  that we acquire, own or operate;

  •
  that we formerly owned or operated; or

  •
  where waste from our operations was disposed.

        These environmental remediation obligations could significantly reduce our operating results. In particular, our financial provisions for these obligations may be insufficient if the assumptions underlying the provisions—including our assumptions regarding the portion of the waste at a site for which we are responsible—prove incorrect, or if we are held responsible for additional contamination.

        Stricter environmental, safety and health laws and enforcement policies could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, compliance with these laws could result in significant capital expenditures as well as other costs and liabilities, thereby harming our business, financial condition or operating results.

The manufacture of our products is technically highly complex, and sometimes sole-sourced, and a supply interruption or delay could adversely affect our business, financial condition or results of operations.

        The products we market, distribute and sell are either manufactured at our own dedicated manufacturing facilities, or through toll manufacturing arrangements or supply agreements with third parties. Many of our products are the result of technically complex manufacturing processes, and are sometimes dependent on highly specialized raw materials. In addition, for certain of our products, and certain key raw materials, we have only a single source of supply. As a result, we can provide no assurances that supply sources will not be interrupted from time to time. For these same reasons, the volume of production of any product cannot be rapidly altered. As a result, if we should fail to accurately predict market demand for any of our products then we may not be able to produce enough of the product to meet that demand, or may produce too much of the product, either of which could affect our business, financial condition or results of operations. In addition, because our products are intended to promote the health of patients, any supply interruption could lead to allegations that the public health has been endangered, and could subject us to lawsuits.

An inability to attract and retain personnel could adversely affect our business, financial condition or results of operations.

        We highly depend upon our key personnel at all levels of our organization. The loss of the service of any of the key members of our organization—particularly members of our senior management and scientific teams—may delay or prevent the achievement of major business objectives. Our ability to attract and retain qualified personnel, consultants and advisors is critical to our success. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business, financial condition or results of operations.

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        A significant portion of our earnings and expenditures are in currencies other than US dollars, our reporting currency. In 2005, 42% of our sales were made in US dollars, 27% in Euro, 8% in Japanese yen, 2% in Swiss francs and 21% in other currencies. In 2005, 34% of our costs were generated in US dollars, 26% in Euro, 16% in Swiss francs, 5% in Japanese yen and 19% in other currencies. Changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. We seek to minimize our currency exposure by engaging in hedging transactions where we deem it appropriate. To mitigate some of these risks, we may hedge certain foreign currency positions for 2006. We cannot predict, however, all changes in currency and interest rates, inflation or other factors, which could affect our international businesses.

The impairment of long-lived assets could adversely affect our business, financial condition or results of operations.

        We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, in-process research and development, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. If the balance sheet carrying amount of the asset exceeds the higher of its value in use to Novartis or its anticipated fair value less the cost of sale, we will recognize an impairment loss for the difference. The impairment analysis is principally based on an estimate of discounted future cash flows.

        In making such estimates, changes in the discount rates used could lead to impairments. Impairments could also result from lower-than-anticipated sales for acquired products; from lower-than-anticipated sales of products with capitalized patents or trademarks; from lower-than-anticipated future sales resulting from acquired research and development; or from the closing of facilities or changes in the planned use of buildings, machinery or equipment. Any significant impairments could adversely affect our results of operations.

Changes in tax laws could adversely affect our business, financial condition or results of operations.

        Changes in the tax laws of Switzerland, the US, or other countries in which we do significant business, as well as changes in our effective tax rate for the fiscal year caused by other factors, including changes in the interpretation of tax law by local tax officials, could affect our net income. While certain changes were enacted to the tax laws of major countries during 2005, those changes are not expected to materially impact our net income. It is not possible to predict the impact on our results of any tax legislation which may be enacted in the future.

Earthquakes could adversely affect our business, financial condition or results of operations.

        Our corporate headquarters, the headquarters of our Pharmaceuticals Division, and certain of our major Pharmaceuticals Division production facilities are located near major earthquake fault lines in Basel, Switzerland. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect us.

Product counterfeiting or tampering could adversely affect our business, financial condition or results of operations.

        There are increasing reports of the illegal counterfeiting of and tampering with health care products. Should such reports significantly impact our image or the confidence of our customers in our products, then our business, financial condition or results of operations could be materially adversely affected.

Public sentiment against our industry could adversely affect our business, financial condition or results of operations.

        There is considerable public sentiment against the pharmaceuticals industry, and the industry is under the close scrutiny of the public, the media and other stakeholders. Rising expectations are especially noteworthy in the areas of improving access to our products for the underprivileged both in our established markets and in less developed nations; business conduct in our supply chain; fair marketing practices; bio-ethical challenges; working conditions and human rights. While we seek to manage these risks through various pro-active measures, there can be no assurance that in the future such risks will not cause our business, financial condition or results of operations to be materially affected.

Terrorism and related military activity could impact global economic conditions and thereby adversely affect our business, financial condition or results of operations.

        In the recent past, major terrorist attacks have had an impact on global economic conditions. Any additional major terrorist attacks which may occur in the future, and any related military activity around the world, could have a similar impact, which could materially affect our business, financial condition or results of operations.

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

Item 4.    Information on the Company

4.A  History and Development of Novartis

        Novartis is a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and to enhance the quality of life. We also seek to provide a return to shareholders that reflects our performance and to adequately reward those who invest ideas and resources in our company. In 2005, Novartis generated consolidated net sales of $32.2 billion, invested $4.8 billion in research and development and employed approximately 91,000 people worldwide through its activities in more than 140 countries.

        At Novartis, corporate citizenship is a top priority. We aspire to responsible and conscientious global citizenship based on trust, transparency and accountability. The cornerstones of our commitment are active engagement in society in areas where we are competent, helping where most needed while also establishing and implementing transparent, ethical corporate standards and policies.

        Created in 1996 through the merger of Ciba-Geigy and Sandoz, Novartis is currently organized into three divisions:

  •
  Pharmaceuticals, which comprises our activities in innovation-driven prescription medicines.

  •
  Sandoz, which comprises our activities in generic prescription drugs.

  •
  Consumer Health, which comprises activities in OTC, Animal Health, Medical Nutrition, Gerber (formerly Infant & Baby) and CIBA Vision.

        A fourth division—Vaccines & Diagnostics—is planned to be created after the acquisition of Chiron, which is expected in the first half of 2006.

        Our name, derived from the Latin novae artes, means "new skills" and reflects our commitment to focus research and development to bring new health care products to the patients and physicians that we serve.

        Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, investing in strategic growth platforms:

  •
  Innovation-driven prescription medicines.

  •
  Cost-effective and high-quality generic medicines.

  •
  Human vaccines that address public health and therapeutic needs.

  •
  Leading self-medication (OTC) brands.

Pharmaceuticals Division

        Ranked by IMS Health as one of the fastest-growing global pharmaceutical companies worldwide in recent years, we are seeking to further expand our market share by introducing new products and maximizing sales. We have received 14 new pharmaceutical product approvals in the US since 2000. Our current product portfolio includes more than 40 key marketed products, many of which are leaders in their respective therapeutic areas. In addition, the Development portfolio involves more than 75 projects—including potential new products as well as potential new indications or formulations for existing products—in various stages of clinical development.

        Our efforts have been recognized by industry experts, who have ranked Novartis as having one of the best combinations of organic growth, pipeline opportunities and low patent-risk exposure among major companies in the pharmaceuticals industry.

        The Pharmaceuticals Division has the following therapeutic areas:

Cardiovascular & Metabolism

        Our broad portfolio of cardiovascular and metabolic agents offers some of the best tools available today to treat and protect patients along critical points of the cardiovascular continuum. Top products include Diovan, Co-Diovan/Diovan HCT and Lotrel for the treatment of high blood pressure as well as the cholesterol-lowering agent Lescol/Lescol XL.

Oncology & Hematology

        Novartis has a strong oncology portfolio that provides a broad range of innovative therapies and practical solutions for cancer patients. Our efforts to discover and develop innovative approaches for the treatment of cancer have produced breakthrough medicines such as the leukemia therapy Gleevec/Glivec and the breast cancer agent Femara as well as Zometa for the treatment of bone cancers.

Neuroscience

        Novartis has been an innovator in the area of neuroscience for more than 50 years, having pioneered early breakthrough treatments for a series of disorders that include Alzheimer's disease, Parkinson's disease, attention deficit/hyperactivity disorder, epilepsy, depression, schizophrenia and migraine. Leading products include Exelon for the treatment of Alzheimer's disease and Trileptal for the treatment of epilepsy.

Respiratory & Dermatology

        One of our leading products is Xolair for the treatment of severe allergic asthma, and we are making investments in the research of new medicines for respiratory diseases, which also include chronic obstructive pulmonary disease (COPD). Our focus in dermatology is on the treatment of two very common diseases—the inflamed skin condition atopic dermatitis, or eczema, and fungal nail infections. Elidel is a non-steroid cream for eczema, while Lamisil is the most frequently prescribed treatment worldwide for fungal nail infections, with prescriptions written for more than 20 million patients.

Infectious Diseases, Transplantation & Immunology (IDTI)

        An emerging therapeutic area for Novartis is infectious diseases, particularly products used to treat viral infections by inhibiting their replication. Our portfolio consists of three main areas: antiviral medicines such as the herpes treatment Famvir, tropical medicines such as the malaria treatment Riamet/Coartem and antibacterials. We are also a world leader in transplantation and immunology, pioneering and revolutionizing the field of transplantation with the discovery and introduction of cyclosporine more than 20 years ago. We have one of the broadest portfolios of immunosuppressants on the market, which include Neoral, Simulect, Certican and myfortic. As of January 1, 2006, responsibility for our Infectious

Diseases franchise was transferred from the ABGU therapeutic area to be joined with the Transplantation and Immunology therapeutic area, to form the new IDTI therapeutic area. See "Item 4. Information on the Company—4.B Business Overview—Pharmaceuticals—Overview."

Ophthalmics

        Our research and development in this disease area is aimed at the discovery and development of innovative treatments for "back of the eye" (macular) diseases as well as on "dry eye" conditions in which the eye does not produce sufficient tears. Both of these conditions are characterized by high growth and significant unmet medical need. Our flagship Ophthalmics product is Visudyne, a treatment for certain forms of age-related macular degeneration (AMD).

Arthritis/Bone/Gastrointestinal/Urology (ABGU)

        This therapeutic area includes a group of internal diseases where there is significant unmet medical need, particularly in the areas of gastrointestinal disorders with medicines such as Zelnorm/Zelmac for irritable bowel syndrome and chronic constipation as well as Enablex/Emselex for the treatment of urinary incontinence. Other products include Miacalcin/Miacalcic for osteoporosis as well as Prexige and Voltaren for the treatment of certain types of pain.

Sandoz Division

        Sandoz is a leading global supplier of generic pharmaceuticals that develops, produces and markets these drugs along with pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented prescription drugs as well as generic pharmaceuticals.

        Ranked as the second-largest generics company in the world based on sales, Sandoz has made a series of targeted acquisitions to strengthen its product portfolio, technological expertise and geographic presence, led by the acquisitions of Hexal AG and Eon Labs, Inc. in 2005.

        Sandoz offers more than 600 active substances in over 5,000 forms in more than 140 countries. The most important product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies.

Consumer Health Division

        Consumer Health focuses on creating, developing and manufacturing a range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers. Giving a voice to the consumer is critical for Consumer Health in its objective to deliver accelerated sales growth and gain leadership in key markets with strategic brands. Consumer Health is comprised of activities in OTC, Animal Health, Medical Nutrition, Gerber (formerly Infant & Baby) and CIBA Vision.

Novartis AG

        Novartis AG, headquartered in Basel, Switzerland, is a public company incorporated under the laws of Switzerland with an indefinite duration. We are domiciled in and governed by the laws of Switzerland. Our registered office is located at the following address:

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel
  Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        Our registered shares are listed in Switzerland on the SWX Swiss Exchange ("SWX") and traded on the European trading platform virt-x. Our American Depositary Shares are listed on the New York Stock Exchange ("NYSE"). Our shares are also traded on the International Retail Service (IRS) at the London Stock Exchange. In the US, Corporation Service Company (2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, telephone: 1-800-927-9800) acts as our agent solely for the purpose of accepting service of process in respect of registration statements on Forms F-3 under the US Securities Act of 1933, as amended.

Major Corporate Developments 2003-2005

2005

January	The exclusive marketing rights to the antihypertension medicines Cibacen and Cibadrex in most European markets are granted to the Swedish specialty pharmaceuticals company Meda AB in exchange for a cash payment of $135 million.
February
Novartis announces the acquisition of two leading generic drug companies—privately-held Hexal AG of Germany and the US quoted company Eon Labs, Inc.—and their integration into its Sandoz division. The two companies are acquired for approximately $8 billion in all-cash transactions that bring together three premier generics companies that combine Sandoz's global geographic presence and expertise in anti-infectives, Hexal's leadership in Germany and strong track record of successful product development, and Eon Labs' strong position in the US for "difficult-to-make" generics. The acquisition of Hexal is completed in June, while the purchase of 100% of Eon Labs is completed in July. Based on these acquisitions, Sandoz had a portfolio of over 600 active ingredients in more than 5,000 dosage forms.
March
A new CHF 4.0 billion share repurchase program—the fifth at Novartis since 1999—is approved by our shareholders at the Annual General Meeting (AGM). The program will begin following completion of a prior program initiated in August 2004.
July
An agreement is signed for Novartis to acquire the rights to a portfolio of over-the-counter (OTC) products—led by the pain medicine Excedrin—from Bristol-Myers Squibb Company for approximately $660 million in cash, significantly strengthening the company's OTC business in the US market. The business is consolidated as of September 1.
September
Novartis announces its intention to acquire all of the remaining shares of Chiron Corporation in addition to the 42.5% stake that it already owns for $40.00 per share. In October, the independent Directors on the Chiron Board of Directors recommended that shareholders other than Novartis approve an improved offer by Novartis to acquire the remaining shares of Chiron for $45.00 per share. In December, we purchased an additional 6.9 million shares of Chiron common stock for an aggregate price of $300 million. See "Item 18. Financial Statements—Note 29." This additional purchase increased our stake in Chiron to 44.1%.
November
Novartis announced an agreement to divest its Nutrition & Santé business to ABN AMRO Capital France for approximately EUR 220 million ($260 million) on a cash and debt free basis. The transaction, which is subject to regulatory approvals, is expected to be completed in the first quarter of 2006.

2004
January
A CHF 3.0 billion share repurchase program is announced to start following completion of a program initiated in 2002. Shareholders at the Annual General Meeting (AGM) approved the program in February 2004, and it commenced in August 2004.
February	The global adult medical nutrition business of Mead Johnson & Company, a Bristol-Myers Squibb Company subsidiary, is acquired for approximately $385 million in cash.
April	Novartis studies making a bid for a potential business combination with the French-German pharmaceutical group Aventis SA at the request of the Aventis Supervisory Board, but declines to make a bid.
June
Novartis announces plans to acquire two generics companies: the Danish company Durascan A/S from AstraZeneca plc and Sabex Holdings Ltd of Canada. Durascan expands our generics presence in the Nordic region, while Sabex, which was acquired for $565 million in cash, provides strong growth opportunities in injectable generics and new entry into the Canadian generics sector.
July	Novartis Institute for Tropical Diseases opens its new facility in Singapore with particular focus on biomedical research for dengue fever and drug-resistant tuberculosis (TB).
October	Novartis announces the reorganization of its Sandoz generics business. Effective January 1, 2005, Sandoz ceases to be a Business Unit of our Consumer Health Division, and becomes a separate Division.
2003
February	US rights to market the tension headache products Fioricet and Fiorinal are sold to Watson Pharmaceuticals, Inc. for $178 million.
April
An anti-incontinence product called Enablex in certain countries and Emselex in other countries is acquired from Pfizer Inc. We paid up to $225 million for the rights to this product. Part of that amount was contingent on obtaining approval in the US (approved in December 2004) and EU (approved in October 2004). In 2005, Novartis and Procter & Gamble enter into a commercialization agreement calling for both companies to market this product in the US.
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

4.B  Business Overview

        Novartis is a world leader in both patent-protected and generic pharmaceuticals as well as targeted consumer health products. Our aim is to seek and maintain leadership positions in these businesses.

        Our company is currently organized into three Divisions: Pharmaceuticals, Sandoz and Consumer Health.

        The Pharmaceuticals Division develops and markets branded pharmaceutical products in seven therapeutic areas. It also includes the Novartis Institutes for BioMedical Research (NIBR), which was established in 2003 with the aim of redefining drug discovery in a new era marked by the completion of the human genome sequence. NIBR is headquartered in Cambridge, Massachusetts, and has subsidiaries worldwide.

        Sandoz, which ranks as the second-largest generics company in the world following the acquisitions of Hexal AG and Eon Labs, Inc. in 2005, is organized as a Retail Generics business that also operates an Anti-Infectives business. The Retail Generics business produces finished dosage forms that are sold to pharmacies, hospitals and other health care outlets. It also includes the company's biopharmaceutical operations, which draw on the company's rich experience in biotechnology to meet the growing demand for generic biologicals, which are often referred to as "follow on proteins." The Anti-Infectives business manufactures active pharmaceutical ingredients and their intermediates for internal requirements and industrial customers.

        The Consumer Health Division has five Business Units, each of which coordinate the worldwide research, development, manufacturing and marketing of their respective products. The Business Units are: OTC self-medication, Animal Health, Medical Nutrition, Gerber and CIBA Vision.

        A fourth Division—Vaccines & Diagnostics—is planned to be created following the successful acquisition of the remaining 56% of the US biopharmaceuticals company Chiron Corporation, which would provide Novartis entry to the dynamic human vaccines business. No guarantee can be made that Novartis will be successful in completing this transaction, which is subject to shareholder and regulatory approval.

Key Figures

        Following the adoption of a number of new IFRS from January 1, 2005, as required by IFRS, the 2004 and 2003 consolidated financial statements have been restated. Not all of the new standards required retrospective application of the new accounting and reporting requirements. See "Item 18. Financial Statements—Note 32" for a more detailed discussion.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, pro forma 2004 and 2003 consolidated income and cash flow statements are provided that include additional adjustments compared to the audited restated 2004 and 2003 consolidated income and cash flow statements. See "Item 5.A Operating Results—2004 and 2003 Pro Forma Consolidated Financial Information" for a more detailed discussion.

	Year Ended December 31,
	2005	2004 Pro Forma	2003 Pro Forma
	(in $ millions)
Net Sales to third parties
Pharmaceuticals	20,262	18,497	16,020
Sandoz	4,694	3,045	2,906
Consumer Health	7,256	6,705	5,938

Group net sales	32,212	28,247	24,864

Operating income
Pharmaceuticals	6,014	5,366	4,517
Sandoz	342	263	496
Consumer Health	1,055	1,006	907
Corporate income, net	(506)	(346)	(254)

Group operating income	6,905	6,289	5,666

        The table below sets forth a regional breakdown of certain data for the years ended December 31, 2005, 2004 and 2003.

	Americas			Europe			Asia/Africa/Australia
	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
	(in $ millions, except number of employees)
Net sales	15,011	13,285	12,036	12,000	10,289	8,788	5,201	4,673	4,040
Operating income	1,916	1,355	876	4,518	4,301	4,274	471	496	485
Number of employees (at December 31)	32,175	30,186	28,608	43,559	38,229	37,510	15,190	12,977	12,423
Investment in property, plant and equipment	396	340	427	683	787	846	115	142	56
Depreciation of property, plant and equipment	264	229	220	508	510	480	49	41	37
Total assets	17,049	12,166	10,524	37,977	37,897	35,627	2,706	2,425	2,227

PHARMACEUTICALS

  Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients, physicians and health care payors worldwide. This division is made up of approximately 80 affiliated companies and 49,308 employees, selling products in approximately 140 countries. In 2005, the Division reported consolidated net sales of $20.3 billion, which represented 63% of total Group net sales.

        The Pharmaceuticals Division develops and markets products in the following therapeutic areas:

  •
  Cardiovascular & Metabolism

  •
  Oncology & Hematology

  •
  Neuroscience

  •
  Respiratory & Dermatology

  •
  Infectious Diseases, Transplantation & Immunology (IDTI)

  •
  Ophthalmics

  •
  Arthritis/Bone/Gastrointestinal/Urology (ABGU)

        Our Pharmaceuticals Division's current product portfolio includes more than 40 key marketed products, many of which are their respective market leaders. In addition, the Division's portfolio of development projects includes more than 70 potential new products and new indications or formulations for existing products in various stages of clinical development.

        Prior to January 1, 2006, the therapeutic areas of the Pharmaceuticals Division were divided into two marketing segments, General Medicines and Specialty Medicines. In addition, as of January 1, 2006, responsibility for our Infectious Diseases franchise was transferred from the ABGU therapeutic area (formerly known as ABGHI), to be joined with the Transplantation and Immunology therapeutic area, to form the new IDTI therapeutic area. The following tables and product descriptions reflect this new organization. However, certain historical information contained elsewhere in this 20-F may continue to provide information organized by the prior therapeutic areas.

Selected Key Marketed Products

        The following table describes selected key marketed pharmaceutical products, in alphabetical order, by therapeutic area. Not all products are registered in all markets for all of the indications described below.

Therapeutic Area	Compound	Generic name	Indication	Formulation
Cardiovascular & Metabolism	Diovan	valsartan	Hypertension Heart failure (in some countries in patients intolerant of ACE inhibitors) Post-myocardial infarction	Capsule Coated tablet

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Film-coated tablet

	Lescol/ Lescol XL	fluvastatin sodium	Primary hypercholesterolemia and mixed dyslipidemia Secondary prevention of adverse cardiac events after coronary transcatheter therapy Slowing the progression of atherosclerosis	Capsule Tablet

	Lotensin HCT/ Cibadrex	benazepril hydrochloride	Hypertension	Coated tablet

	Lotensin/ Cibacen	benazepril hydrochloride and hydrochlorothiazide	Hypertension Adjunct therapy in heart failure Progressive chronic renal insufficiency	Coated tablet

	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension	Capsule

	Starlix	nateglinide	Type 2 diabetes	Coated tablet

Oncology & Hematology	Exjade	deferasirox	Chronic iron overload due to blood transfusion	Dispersible tablets

	Femara	letrozole tablets/ letrozole	Advanced post-menopausal breast cancer (worldwide) Extended adjuvant use in early breast cancer following tamoxifen Early post-menopausal breast cancer after surgery (US&UK)	Coated tablet

	Gleevec/ Glivec	imatinib mesylate/ imatinib	Certain forms of Chronic myeloid leukemia (CML) Certain forms of gastrointestinal stromal tumors (GIST)	Tablet Capsule

	Sandostatin LAR/ Sandostatin SC	octreotide acetate for injectable suspension/ octreotide acetate	Acromegaly Symptoms associated with certain tumors	Vial Ampoule Pre-filled syringe

	Zometa	zoledronic acid for injection/zoledronic acid	Hypercalcemia of malignancy Prevention of skeletal-related events in patients with bone metastases from solid tumors	Liquid concentrate Vial

Neuroscience	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and schizoaffective disorder	Tablet

	Comtan	entacapone	Parkinson's disease	Coated tablet

	Exelon	rivastigmine tartrate	Alzheimer's disease	Capsule Oral solution

	Focalin	dexmethylphenidate HCl	Attention-deficit hyperactivity disorder	Tablet

	Ritalin/ Ritalin LA	methylphenidate HCl	Attention-deficit hyperactivity disorder	Tablet Capsule

	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease	Coated tablet

	Tegretol	carbamazepine	Epilepsy Acute mania and bipolar affective disorders Treatment of pain associated with trigeminal neuralgia	Tablet Chewable tablet Syrup Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

Respiratory & Dermatology	Elidel	pimecrolimus cream	Atopic dermatitis (eczema)	Cream

	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol

	Lamisil	terbinafine	Fungal infections of the skin and nails	Tablet Cream DermGel Solution Spray

	Xolair	omalizumab	Allergic asthma	Subcutaneous injection

Infectious Diseases, Transplantation & Immunology (IDTI)	Certican	everolimus	Prevention of organ rejection following heart or kidney transplantation	Tablet Tablet for oral suspension

	Coartem/ Riamet	artemether and lumefantrine	Treatment of Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet

Famvir	famciclovir	Acute herpes zoster
Recurrent genital herpes
in immunocompetent
patients
Suppression of recurrent
genital herpes in
immunocompetent patients
Recurrent mucocutaneous
herpes simplex infections
			in HIV-infected patients	Tablet

	Myfortic	mycophenolic acid	Prevention of graft rejection following kidney transplantation	Enteric coated tablet

Neoral	cyclosporine, USP modified	Prevention of rejection
following organ and bone
marrow transplantation
Non-transplantation
autoimmune conditions such
as severe psoriasis,
nephrotic syndrome,
rheumatoid arthritis, atopic
dermatitis or endogenous
			uveitis	Capsule Oral solution

	Simulect	basiliximab	Acute organ rejection in de novo renal transplantation	Vial

Ophthalmics	Visudyne	verteporfin	Age-related macular degeneration (all forms of wet AMD)	Vial, activated by laser light

	Zaditor/ Zaditen	ketotifen	Allergic conjunctivitis	Eye drops

Arthritis/ Bone/ Gastrointestinal/ Urology (ABGU)	Aclasta	zoledronic acid	Paget's disease	Solution for infusion

	Combipatch/ Estalis	estradiol norethisterone acetate	Treatment of symptoms of estrogen deficiency in post-menopausal women Prevention of osteoporosis in post-menopausal women	Transdermal patch

	Enablex/ Emselex	darifenacin hydrobromide	Overactive bladder	Tablet

	Estraderm TTS/ Estraderm MX	estradiol hemihydrate	Treatment of signs and symptoms of estrogen deficiency Prevention of accelerated post-menopausal bone loss	Transdermal patch

	Estragest TTS	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in post-menopausal women Post-menopausal osteoporosis	Transdermal patch

	Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis Bone pain associated with osteolysis and/or osteopenia Paget's disease Neurosdystrophic disorders (synonymous with algodystrophy or Sudeck's disease) Hypercalcemia	Nasal spray Ampoule Vial Injection

	Prexige	lumiracoxib	Osteoarthritis Acute pain Primary dysmenorrhea	Tablet

	Vivelle Dot/Estradot	estradiol hemihydrate	Oestrogen replacement therapy	Transdermal patch

	Voltaren	diclofenac	Inflammatory forms of rheumatism Pain management	Coated tablet Drop Ampoule Suppository Gel

	Zelnorm/Zelmac	tegaserod	Irritable bowel syndrome with constipation Chronic idiopathic constipation	Tablet

Compounds in Development

        The following table describes some of our compounds and new indications for our existing products presently under development. "Submission" means that product registration documents have been submitted to the FDA, to regulatory authorities in the EU (by either the centralized or mutual recognition procedure) and/or to national health authorities in Europe, and/or Japan, but not necessarily in all jurisdictions.

Therapeutic area	Project/ Compound	Generic name	Indication	Mechanism of action	Formulation	Planned filing dates/Current phase
Cardiovascular & Metabolism	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension (5-40 and 10-40)	ACE inhibitor and calcium channel blocker	Oral	US (submitted)

			High-risk hypertension (ACCOMPLISH)		Oral	>2008/III

	Galvus (LAF237)	vildagliptin	Type 2 diabetes	Dipeptidyl- peptidase 4 (DPP-4) inhibitor	Oral	2006/III

	Rasilez (SPP100)	aliskiren	Hypertension	Renin inhibitor	Oral	2006/III

	Exforge (fixed-dose combination)	amlodipine and valsartan	Hypertension	Dihydropyridine calcium antagonist and angiotensin-II receptor antagonist	Oral	2006/III

	Diovan and Starlix (free combination)	valsartan and nateglinide	Prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality (NAVIGATOR)	ARB and insulin secretagogue	Oral	>2008/III

	LBM642	TBD	Dyslipidemia	PPAR alpha and gamma dual agonist	TBD	>2008/II

	APP018	TBD	Atherosclerosis	ApoA1 mimetic	Oral	TBD/I

	VNP489	TBD	Hypertension	ARB/NEP inhibitor FDC	Oral	TBD/I

Oncology & Hematology	Femara	letrozole	Breast cancer (early adjuvant therapy)	Aromatase inhibitor	Oral	US (approved) EU (submitted)

	Exjade	deferasirox	Chronic iron overload due to blood transfusion	Iron chelator	Oral	US (approved) EU (submitted)

	Zometa	zoledronic acid	Treatment of bone metastases	Bisphosphonate	Intravenous	Japan (submitted)

	Gleevec/ Glivec	imatinib mesylate/ imatinib	Ph+ ALL, rare diseases	Signal transduction inhibitor	Oral	US, EU (submitted)

			Glioblastoma multiforme			2008/III

			Solid tumors			TBD/II

PTK787	vatalanib	Colorectal cancer Solid tumors	Angiogenesis inhibitor	Oral	2007/III TBD/I

EPO906	patupilone	Solid tumors	Microtubule depolymerization inhibitor	Intravenous	2008/III

AMN107	(nilotinib)	Chronic myeloid leukemia (CML)	Signal transduction inhibitor	Oral	2007/II

		GIST			TBD/I

RAD001	everolimus	Solid tumors	Growth-factor- induced cell proliferation signal transduction inhibitor	Oral	2008/II

SOM230	pasireotide	Acromegaly GEP neuroendocrine Tumors Cushing's Disease	Somatostatin (sst) 1/2/3/5 binder and hormone inhibitor	Intramuscular injection Subcutaneous injection	>2008/II

LBQ707	gimatecan	Solid tumors	Topoisomerase-I inhibitor	Oral	>2008/II

PKC412	midostaurin	Acute myeloid leukemia (AML)	Signal transduction inhibitor	Oral	TBD/II

LBH589	TBD	Solid and liquid tumors	Histone deacetylase inhibitor	Oral	2008/I

AEE788	TBD	Solid tumors	Tyrosine kinase inhibitor	Oral	>2008/I

ABJ879	TBD	Solid tumors	Microtubule stabilizer	Intravenous injection	TBD/I

Neuroscience	Comtan	entacapone	Parkinson's disease	Catechol-O- methyltransferase inhibitor	Oral	Japan (submitted)

	Exelon	rivastigmine tartrate	Dementia associated with Parkinson's disease	Cholinesterase inhibitor	Oral	US, EU (submitted)

	Exelon TDS	rivastigmine tartrate	Dementia	Cholinesterase inhibitor	Transdermal patch	2006/III

	LIC477	licarbazepine	Bipolar disorder	Voltage sensitive sodium channel blocker	Oral	2007/III

	FTY720	fingolimod	Multiple sclerosis	Sphingosine-1- phosphate receptor modulator	Oral	>2008/II

	SAB378	TBD	Chronic pain	Cannabinoid-1 receptor agonist	Oral	>2008/II

	XBD173	TBD	Generalized anxiety disorder	Mitochondrial benzodiazepine receptor agonist	Oral	>2008/II

	AFQ056	TBD	Anxiety	mGlu5 Receptor Antagonist	Oral	TBD/I

	SAD448	TBD	Chronic pain	Cannabinoid Receptor Agonist	Oral	TBD/I

	CAD106	TBD	Alzheimer's disease	Beta-amyloid vaccine	Injection	TBD/I

	RAD001	everolimus	Tuberous sclerosis	Growth-factor- induced cell proliferation signal transduction inhibitor	Oral	TBD/I

Respiratory & Dermatology	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Long-acting beta-2 agonist	Dry powder for inhalation	US, major EU markets (submitted) Approved in 18 European countries

	Lamisil	terbinafine	Fungal infection of the scalp in children	Fungal squalene epoxidase inhibitor	Oral	US (2006/III)

			Fungal infection of the nail		Nail Lacquer	>2008/I

	QAB149	indacaterol	Asthma Chronic obstructive pulmonary disease	Once-daily beta-2 agonist	Inhalation	2008/II

	NVA237	glycopyrronium bromide	Chronic obstructive pulmonary disease	Long acting anti-muscarinic	Inhalation	>2008/II

	Xolair	omalizumab	New liquid formulations	Anti-IgE monoclonal antibody	Sub- cutaneous injection	2008/I

			Peanut allergy		Sub- cutaneous injection	TBD/I

	ACZ885	TBD	Chronic obstructive pulmonary disease	Monoclonal antibody to IL-1 beta	Injection	>2008/I

	TBD	formoterol/ mometasone	Asthma Chronic obstructive pulmonary disease	Long-acting beta-2 agonist/inhaled corticosteroid	Inhalation	TBD/I

	Elidel	pimecrolimus	Seborrheic dermatitis	T-cell and mast cell inhibitor	Cream	TBD/I

	ABN912	TBD	Asthma Chronic obstructive pulmonary disease	Monoclonal antibody to monocyte chemoattractant protein-1	TBD	TBD/I

	QAP642	TBD	Asthma	CCR3 antagonist	TBD	TBD/I

	QAE397	TBD	Asthma	Glucocortic- osteroid	Inhaled	TBD/I

	QAT370	TBD	Chronic obstructive pulmonary disease	Muscarinic receptor antagonist	Inhaled	TBD/I

Infectious Diseases, Transplantation & Immunology (IDTI)	Certican	everolimus	Prevention of organ rejection	Growth-factor- induced cell proliferation inhibitor	Oral	EU (approved) US (submitted)

	LDT600	telbivudine	Hepatitis B	Viral polymerase inhibitor	Oral	US (submitted) EU, J (2006/III)

	LDC300	valtorcitabine	Hepatitis B	Viral polymerase inhibitor	Oral	>2008/II

	NMC283	valopacitabine	Hepatitis C	Viral polymerase inhibitor	Oral	>2008/II

	RSV604	TBD	Respiratory syncytial virus	Inhibition of viral replication	Oral	>2008/II

	ANA975	TBD	Hepatitis C	Toll-like receptor 7 agonist	Oral	TBD/I

	AEB071	TBD	Prevention of organ rejection	Innovative immunosup- pressant	TBD	TBD/I

	NIM811	TBD	Hepatitis C	Cyclophilin binding HCV RdRP Modulator	Oral	TBD/I

	SBR759	TBD	Hyperphosphatemia	Selective binding of phosphate (Fe(III) containing polymer)	Oral	TBD/I

Ophthalmics	Lucentis	ranibizumab	Age-related macular degeneration (AMD)	VEGF blocker	Intra-vitreal	EU (2006/III) US (submitted by Genentech)

	Sandostatin LAR	octreotide acetate	Diabetic retinopathy	Growth hormone and IGF-1 inhibitor	Intra muscular	2006/III

	OPC759	rebamipide	Dry eye	Mucin secretagogue	Eye drops	2008/III

	Visudyne	verteporfin	Age-related macular degeneration (AMD) (predominantly occult)	Photosensitizer for photodynamic therapy	Intravenous	TBD/III

	Elidel	pimecrolimus	Dry eye	T-cell and mast cell inhibitor	Eye drops	>2008/II

	PTK787	vatalanib	Age-related macular degeneration (AMD)	Angiogenesis inhibitor	Oral	TBD/II

	RKI983	TBD	Glaucoma	Rho-kinase inhibitor	Topical	TBD/I

Arthritis/ Bone/ Gastrointestinal/ Urology (ABGU)	Aclasta	zoledronic acid	Paget's disease of the bone	Bisphosphonate, osteoclast inhibitor	Intravenous	US (submitted) EU (approved)

	Zelnorm/Zelmac	tegaserod	Irritable bowel syndrome with constipation	5HT4-receptor agonist	Oral	US (approved) EU (submitted)

	Prexige	lumiracoxib	Osteoarthritis	Cyclo-oxygenase-2 inhibitor	Oral	EU (2006/III)

			Acute pain Primary dysmenorrhea			US (2007/III)

			New formulations	Cyclo-oxygenase-2 inhibitor	Oral suspension, parenteral	TBD/I

			Dyspepsia			2007/III

			Different osteoporosis indications			2007/III

			Rheumatoid arthritis			TBD/II

	SMC021	calcitonin	Osteoporosis	Regulator of calcium homeostasis	Oral	>2008/II

	AAE581	balicatib	Osteoporosis	Cathepsin K inhibitor	Oral	TBD/II

			Osteoarthritis		Adenoviral vector	2008/I

	AIN457	TBD	Rheumatoid arthritis	Monoclonal antobody to IL-17A	Intravenous	>2008/I

	ACZ885	TBD	Muckle Wells Syndrome	Monoclonal antibody to IL-1 beta	Injection	TBD/I

Phase I: First clinical trial of a new compound, generally performed in a small number of healthy human volunteers, to assess clinical safety, tolerability as well as metabolic and pharmacologic properties.

Phase II: Clinical studies that test the safety and efficacy of the compound in patients with the targeted disease, with the goal of determining the appropriate doses for further testing and evaluating study design as well as identifying common side effects and risks.

Phase III: Large-scale clinical studies with several hundred or several thousand patients to establish safety and effectiveness for regulatory approval for indicated uses and to evaluate the overall benefit-risk relationship.

        The tables shown above and the summary that follows describe key marketed products and compounds in development in the Pharmaceuticals Division. Unless otherwise indicated, and subject to required regulatory approvals and, in certain instances, contractual limitations, we intend to sell our marketed products throughout the world. These same compounds are in various stages of development throughout the world. For some compounds, the development process is ahead in the US, for other compounds, development is behind in the US. Due to the uncertainties associated with the development process, and due to regulatory restrictions in some countries, including the US, it may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. See "—Regulation" for further information on the approval process.

Cardiovascular & Metabolism

        Novartis is a world leader in offering products to treat cardiovascular and metabolic diseases, particularly high blood pressure (hypertension), elevated cholesterol (hyperlipidemia), heart failure and patients following a heart attack. We believe that our broad portfolio of cardiovascular and metabolic agents offer some of the best tools available today to treat and protect patients along critical points of the cardiovascular continuum—from novel treatments for type 2 diabetes and medicines to manage hypertension and high cholesterol, to life-saving therapies following heart attack and for patients who are suffering from heart failure.

        Our pipeline includes compounds with the potential to change the way cardiovascular and metabolic diseases are treated, in particular the oral DPP-4 inhibitor Galvus (vildagliptin, formerly LAF237) for type 2 diabetes and the oral renin inhibitor Rasilez (aliskiren, formerly SPP100) for hypertension.

  Key Marketed Products

  •
  Diovan (valsartan) and Co-Diovan/Diovan HCT (valsartan and hydrochlorothiazide) are leaders in the angiotensin II receptor blocker (ARBs) class of anti-hypertensive (high-blood pressure) agents. The ARB drug class has been a key growth driver in the global anti-hypertensive market segment, with Diovan consistently ranking as the most prescribed brand in this class, according to IMS Health. Diovan specifically inhibits a hormone, angiotensin II, from binding to a receptor and causing arteries to tighten and narrow, an action that can cause high blood pressure. The fixed combination product Co-Diovan, which includes the diuretic hydrochlorothiazide, provides additional efficacy for patients who require a greater reduction in blood pressure than can be achieved with either agent alone. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US, Diovan is approved for the treatment of hypertension, heart failure and in patients following a heart attack. First launched in 1996, Diovan is available in more than 80 countries worldwide for the treatment of heart failure, in more than 70 countries for the treatment of patients following a heart attack, and in over 100 for the treatment of hypertension.

  •
  Lescol/Lescol XL (fluvastatin sodium) is a statin (lipid-lowering agent) approved as an adjunct to diet for reducing elevated total cholesterol levels (hyperlipidemia) as well as to treat abnormal cholesterol levels (dyslipidemia) and to slow progression of hardening of the arteries (atherosclerosis) in patients with coronary heart disease. It is also indicated for secondary prevention of major adverse cardiac events (cardiac death, non-fatal myocardial infarction and coronary revascularization) in patients with coronary heart disease after coronary transcatheter therapy. Lescol XL is an extended-release formulation launched in 2000 to allow for once-daily dosing. Lescol was first launched in the UK in 1993.

  •
  Lotensin/Cibacen (benazepril) is an ACE inhibitor used to treat high blood pressure that was first launched in 1989 as Cibacen in some areas of the world and then in 1991 in the US as Lotensin. In addition, in certain countries this medicine is approved for use as an adjunct therapy in heart failure and for the treatment of chronic renal insufficiency, a kidney disorder. A fixed-combination product called Lotensin HCT/Cibadrex has been developed as a second-line high blood pressure therapy that combines benazepril hydrochloride with hydrochlorothiazide, a widely-used diuretic. In January 2005, the Swedish specialty medicines company Meda acquired the rights to Cibacen and Cibadrex in most European markets for a cash payment of $135 million.

  •
  Lotrel (benazepril and amlodipine) is a fixed combination anti-hypertensive treatment consisting of the ACE inhibitor benazepril used in Lotensin/Cibacen and the leading calcium channel blocker amlodipine. Launched in 1996 and only available in the US, Lotrel has been ranked by IMS Health as the leading prescribed branded combination anti-hypertensive therapy in the US since 2002.

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

  New Indications in Development

  •
  Diovan (valsartan) is in further development for prevention of new-onset type 2 diabetes and cardiovascular disease in patients with impaired glucose tolerance (IGT). In the NAVIGATOR study (Nateglinide and Valsartan in Impaired Glucose Tolerance and Outcomes Research), Diovan is being investigated in a factorial design including the oral sensitizer Starlix (nateglinide). At its conclusion, the trial will demonstrate whether Diovan or Starlix can prevent people with IGT from progressing to clinical diabetes and, in particular, whether treatment can reduce the incidence of cardiovascular disease in these patients. Results are expected in 2009.

  •
  Starlix (nateglinide) is currently being investigated in combination with Diovan as part of the NAVIGATOR trial.

  •
  Lotrel (amlodipine besylate and benazepril hydrochloride) has two new dosages being developed for hypertension (Lotrel 5-40 and Lotrel 10-40). We received an "approvable" letter from the FDA for these new dosages, requesting additional data before the dosages can be approved. Additional data was filed with the FDA in November 2005. In addition, more than 12,000 patients are being treated with Lotrel or with a combination of benazepril hydrochloride and the diuretic hydrochlorothiazide in the ACCOMPLISH trial that began in October 2003 to investigate cardiovascular morbidity and mortality in patients with high-risk hypertension.

  Compounds in Development

  •
  Galvus (vildagliptin, formerly LAF237; trade name pending regulatory approval) is an oral dipeptidyl peptidase 4 (DPP-4) inhibitor in Phase III development for the treatment of type 2 diabetes. Unlike other therapies, the mechanism of action of Galvus addresses pancreatic islet dysfunction, a key underlying cause of type 2 diabetes, by inhibiting the degradation of two hormones (glucagon like peptide-1 and gastric inhibitory peptide). New data has confirmed that Galvus reduces HbA1c levels (longer-term measure of average blood sugar levels) in a dose-proportional, clinically meaningful manner, both as a monotherapy and in combination with other anti-diabetic agents. It has demonstrated an additive effect in reducing HbA1c levels in combination trials with metformin and with a sulfonylurea. Galvus, which has showed good tolerability without causing weight gain or edema, has been able to sustain meaningful HbA1c reductions out to one year of treatment. Due to its novel effects on pancreatic islet dysfunction, Galvus could become a significant new treatment for type 2 diabetes. US and EU submissions are planned for 2006.

  •
  Rasilez (aliskiren, formerly SPP100; trade name pending regulatory approval) is the first in a new class of hypertensive agents called renin inhibitors that offers a once-daily treatment with efficacy and safety comparable to angiotensin-receptor blockers (ARBs), another class of high blood pressure treatments. Phase III data has confirmed the efficacy and safety of Rasilez as a once-daily oral treatment with double-digit reductions in blood pressure combined with 24-hour blood pressure control. Rasilez is being developed as a monotherapy and in combination with other anti-hypertensive agents. Rasilez has shown additional blood pressure lowering effects when combined with hydrochlorothiazide (diuretic), ramipril (ACE inhibitor) or amlodipine (calcium channel blocker). Licensed from Speedel, Rasilez also has the potential to offer improved end-organ protection due to its inhibition of plasma renin activity, an emerging risk factor for cardiovascular disease, and an extensive profiling program is underway. Submissions for US and EU approval are planned for 2006.

  •
  Exforge (amlodipine and valsartan fixed combination; trade name pending regulatory approval) is currently in Phase III development after a successful clinical program involving more than 5,000 patients. Results confirmed the efficacy and safety of Exforge as a once-daily oral treatment with double-digit reductions in blood pressure. In addition, less edema (swelling due to excess fluid, a common side effect of amlodipine) was observed with the combination product compared to amlodipine alone. We plan to submit Exforge to regulatory authorities in 2006. Its approval would mark the first fixed-dose combination of the two most prescribed anti-hypertensives in the marketplace, bringing together all the benefits of these two class-leading agents in one tablet.

  •
  LBM642 is a preoxisome proliferator-activated receptor (PPAR) alpha and gamma dual agonist in Phase II development for the treatment of abnormal cholesterol (dyslipidemia), diabetes and obesity. Triglyceride-lowering effects have been demonstrated in a Phase I trial.

  •
  APP018 is a novel ApoA1 mimetic in Phase I trials for the treatment of atherosclerosis. It was in-licensed from Bruin Pharmaceuticals in October 2004.

  •
  VNP489 is the combination of a novel neutral endopeptidase inhibitor and valsartan, now in Phase I trials for the treatment of hypertension.

  •
  FAD286 and NKS104 have been terminated.

Oncology & Hematology

        Novartis Oncology provides a range of innovative therapies and practical solutions for cancer patients. We market products for the treatment of a number of different cancers and for cancer complications, including advanced malignancies involving bone. Research and development in this disease area is aimed at the discovery and development of innovative approaches to the treatment of cancer.

        Novartis ranks No. 3 worldwide in the global oncology market with a 9.7% market share as of May 2005, according to IMS Health.

        Key products include Gleevec/Glivec, to treat certain forms of life-threatening gastrointestinal stromal tumors (GIST) and chronic myeloid leukemia (CML); Femara, a leading treatment in certain types of breast cancer; and Zometa, a treatment for certain cancers that have spread to the bones. Exjade (deferasirox) received its first approvals in 2005 as an oral treatment for use in patients suffering from chronic iron overload. Important compounds in development include AMN107, a signal transduction inhibitor that is the most selective BCR-ABL inhibitor studied to date and more potent than Gleevec/Glivec; the tubulin polymerizing compound EPO906, which has shown more potency than paclitaxel and more activity in paclitaxel-resistant tumors in pre-clinical trials; and RAD001, a compound that inhibits tumor cell growth and formation of new blood vessels that could potentially be used in combination with other therapies, such as hormonal agents, targeted therapies and cytotoxic drugs.

  Key Marketed Products

  •
  Exjade (deferasirox) is an oral iron chelator that was first approved in the US and Switzerland in November 2005 and is awaiting approval in a number of other countries. It is approved for the treatment of chronic iron overload due to blood transfusions (transfusional haemosiderose) in adults and pediatric patients age two and older. Iron accumulation resulting from repeated blood transfusions can lead to organ damage and death if not properly chelated. Patients with congenital and acquired chronic anemias such as thalassemias, sickle cell disease, and myelodysplastic syndromes require frequent transfusion as support for their anemia. Exjade has been shown in clinical trials to effectively induce iron removal and represents the first significant breakthrough therapy for this condition in more than 40 years, possibly offering a replacement therapy for patients taking Desferal who currently undergo cumbersome 12-hour infusions for five to seven days per week.

  •
  Femara (letrozole) is a leading once-daily oral aromatase inhibitor for the treatment of certain forms of breast cancer. It works by inhibiting the synthesis of estrogen, a hormone that promotes the growth of some breast cancers. Femara was first launched in 1996 and has since received approval for a number of indications, most recently at the end of 2005 in the US for use in the adjuvant (post surgery) treatment of early breast cancer in post-menopausal women. Femara also received US approval in October 2004 as an extended adjuvant therapy treatment for early breast cancer in post-menopausal women who have received adjuvant tamoxifen therapy for five years. Use in this setting has also been approved in the EU, Switzerland, the UK, Mexico and other countries. Data from the landmark MA-17 study presented at the American Society of Clinical Oncology was the basis for this indication. It is also approved as first-line treatment for post-menopausal women with hormone receptor positive or hormone receptor unknown locally advanced or metastatic breast cancer treatment of advanced breast cancer in post-menopausal women with disease progression following anti-estrogen therapy, and neo-adjuvant (pre-operative) therapy. Femara is currently available in more than 90 countries worldwide, and has been approved for the treatment of post-menopausal women with breast cancer in Japan.

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) is a signal transduction inhibitor approved to treat certain forms of leukemia and gastrointestinal stromal tumors. First launched in 2001 and now available in more than 80 countries, it is one of the first oncology drugs that validates rational drug design based on an understanding of how some cancer cells work. A signal transduction inhibitor interferes with the pathways that stimulate the growth of tumor cells. In the US, Gleevec (known outside the US as Glivec) is indicated for the treatment of newly diagnosed adult and pediatric patients with a form of chronic myeloid leukemia (CML). This condition is a rare form of cancer but one of the most common adult leukemias, and it usually tests positive for the presence of the Philadelphia (Ph) chromosome. Gleevec/Glivec is also indicated for the treatment of patients with certain forms of gastrointestinal stromal tumors (GIST). In 2005, Gleevec/Glivec received EU approval for increasing the average daily dose to 800 mg from 400 mg or 600 mg in newly-diagnosed patients with chronic-phase CML and GIST who are not responding to the lower average doses. The Glivec International Patient Assistance Program (GIPAP) is now available in 76 countries and has provided treatment at no charge to more than 12,000 patients worldwide who otherwise would not have access to this innovative therapy.

  •
  Sandostatin SC/Sandostatin LAR (octreotide acetate) is primarily used for the treatment of patients with acromegaly, a chronic disease in adults caused by over-secretion of pituitary growth hormone. Complications associated with acromegaly include cardiovascular disease, respiratory distress such as upper airways obstruction and malignancies such as colon cancer as well as carbohydrate intolerance, which can lead to diabetes. Sandostatin is a synthetic protein that mimics the action of somatostatin, a naturally occurring hormone. This product is also indicated for the treatment of certain symptoms associated with carcinoid tumors and other types of gastrointestinal neuroendocrine and pancreatic tumors. Sandostatin SC faces generic competition in the US. However, patent protection for Sandostatin LAR, which represents a significant and growing proportion of our octreotide sales, continues in major markets. See "—Intellectual Property" for further information.

  •
  Zometa (zoledronic acid) is a treatment for certain cancers that have spread to the bones and is used most often with other cancer treatments, such as radiation, hormonal therapy or chemotherapy. Zometa, a third-generation bisphosphonate, is approved in most key markets for the treatment of hypercalcemia of malignancy, which means tumor-induced excessive levels of calcium, as well as the treatment of skeletal-related events in patients with cancer types such as prostate, breast, lung and multiple myeloma that have spread to involve bone. In 2005, we distributed a letter to over 100,000 dentists describing changes to the label for Zometa and Aredia, another intravenous bisphosphonate used to treat metastatic bone disease, relating to osteonecrosis of the jaw.

  New Indications in Development

  •
  Femara (letrozole) is pending approval in the EU and Switzerland for use in the early adjuvant treatment setting based on the interim results of the BIG 1-98 trial, which were published for the first time in the December 29, 2005 issue of The New England Journal of Medicine. The Phase III study involves nearly 8,000 post-menopausal women with early breast cancer and will compare the utility of four different treatment paradigms of Femara compared to the anti-estrogen agent tamoxifen. This trial is ongoing with data from the sequential arms of the study expected in 2008.

  •
  Exjade (deferasirox) is an oral iron chelator that was first approved in the US and Switzerland in November 2005. Approval is pending in a number of other countries, including member countries in the EU; and in Canada, New Zealand and Australia, in which the application for Exjade has received priority review. In addition, Exjade has received Orphan Drug status in many countries. The Exjade filings were based on the results of a clinical trials program that included a Phase III trial which showed that after one year Exjade produced reductions in liver iron concentration (LIC).

  •
  Zometa (zoledronic acid) was filed in Japan for the treatment of bone metastases.

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) is being studied as a potential treatment of solid tumors primarily as part of a combination therapy. Regulatory submissions have been filed in the US, EU and Japan for Gleevec/Glivec as a treatment for Ph+ acute lymphoblastic leukemia (ALL) and other rare diseases: dermato-fibrosarcoma protuberans (malignancy of the skin) and myeloproliferative disorders (a group of conditions that cause an overproduction of blood cells in the bone marrow). A registration program in glioblastoma multiforme, the most common and aggressive of the primary brain tumors, has been initiated. Preclinical data have shown that Gleevec/Glivec enhances the effect of chemotherapy in animal models. Phase III trials are in progress in glioblastoma multiforme and Phase II trials are in progress in the following cancers: hormone-refractory prostate cancer, KIT-positive acute myeloid leukemia (AML) and as an adjuvant use in treating refractory gastrointestinal stromal tumors (GIST).

  Compounds in Development

  •
  PTK787 (vatalanib) is a new molecular entity called an angiogenesis inhibitor that blocks all known vascular endothelial growth factors (VEGF). Two Phase III studies—CONFIRM 1 and CONFIRM 2—are evaluating this compound in patients with colorectal cancer compared to and in combination with the FOLFOX4 chemotherapy regimen, which is the combination of oxaliplatin, fluorouracil and leucovorin. First results from PTK/ZK CONFIRM 1 trial presented at the American Society of Clinical Oncology showed positive drug effects in advanced colorectal cancer. Central review assessment of primary endpoint of progression free survival showed a 12% reduction in risk that did not achieve statistical significance. A pre-planned analysis of the same endpoint, as assessed by investigators, demonstrated a significant 17% reduction in risk of disease progression. Results of a planned interim analysis of CONFIRM 2 trial of PTK/ZK indicated a low probability of demonstrating overall survival benefit in second-line therapy for metastatic colorectal cancer. Based on these results, the filing strategy in metastatic colorectal cancer is being re-evaluated based on analysis of data. The CONFIRM 1 trial in first-line metastatic colorectal cancer is ongoing, with overall survival results expected in second half of 2006. This compound is being developed in collaboration with, and, if approved, will be marketed jointly with Schering AG of Germany.

  •
  EPO906 (patupilone), a cytotoxic, is a novel tubulin polymerizing compound known as an epothilone that inhibits cancer cells with a similar mechanism to paclitaxel, a taxane that is a member of one of the most successful classes of anti-cancer treatments. EPO906 has shown more potency than paclitaxel and good activity in paclitaxel-resistant tumors in pre-clinical trials. Responses have been observed in Phase II in several solid tumors. This compound entered Phase III studies in ovarian cancer in 2005.

  •
  AMN107 (nilotinib) is a signal transduction inhibitor with high affinity and specificity to attach itself to Bcr-Abl. AMN107 has been shown in preclinical studies to be the most selective Bcr-Abl inhibitor to date and more potent than Gleevec/Glivec. Phase I data showed hematological responses in Gleevec/Glivec resistant patients ranging from 42% (advanced disease—myeloid blast crisis) to 92% (chronic phase). A pivotal Phase II study began in April 2005. The study evaluates AMN107 in Ph+ CML patients in blast crisis, accelerated or chronic phase who are intolerant to Gleevec/Glivec, or who do not respond or stop responding to Gleevec/Glivec and have no treatment options available. The compound is planned to be submitted for regulatory approval in 2007.

  •
  RAD001 (everolimus) is an mTOR pathway inhibitor in Phase II development for the treatment of solid tumors. RAD001 is orally bioavailable and it acts by directly inhibiting tumor cell growth and by inhibiting the formation of new blood vessels (angiogenesis). Preclinical data suggest that it may be most attractive for use in combination with other therapies, such as hormonal agents, targeted therapies, and cytotoxic drugs. Clinical responses have been observed in several tumor types with RAD001 alone or in combination with other therapies. Phase I/II studies are currently ongoing examining both single agent and combination activity in a variety of cancers.

  •
  SOM230 is a somatostatin analog in Phase II development for the treatment of acromegaly; Cushing's syndrome, a rare disorder in which body tissue is exposed to excess levels of the stress hormone cortisol; and gastro-entero-pancreatic (GEP) tumors.

  •
  LBQ707 (gimatecan) is a cytotoxic in Phase II development for the treatment of solid tumors. This compound, which has been in-licensed from Sigma-Tau, is a novel oral topoisomerase I inhibitor. Preclinical data have shown greater potency than topotecan or irinotecan as well as activity in cell lines resistant to these two anti-cancer agents. Confirmed partial responses have been seen in Phase I studies in non-small cell lung cancer, breast cancer and colorectal cancer. An improved formulation is expected to enter the clinic in early 2006 with subsequent Phase I and II studies.

  •
  PKC412 (midostaurin) is a protein kinase inhibitor (FLT3 inhibitor) in Phase II development for the treatment of acute myeloid leukemia (AML). Studies are investigating PKC412 in combination with chemotherapy to determine if responses of longer duration can be achieved.

  •
  LBH589 is a histone deacetylase inhibitor in Phase I development for the treatment of hematological and solid tumors.

  •
  AEE788 is a tyrosine kinase protein inhibitor that targets EGFR, HER2 and VEGFR2 that is in Phase I development for the treatment of solid tumors.

  •
  ABJ879 is a microtubule stabilizer in Phase I development for the treatment of solid tumors.

  •
  OctreoTher is being evaluated as an outlicense candidate.

Neuroscience

        Novartis has been a leader in the neuroscience area for more than 50 years, having pioneered early breakthrough treatments for a series of disorders that include Alzheimer's disease, Parkinson's disease, attention deficit/hyperactivity disorder, epilepsy, depression, schizophrenia and migraine.

        Among our leading products are the anti-epileptic Trileptal, which since its first approval in 1990 is widely used to treat adults and children suffering from epilepsy, and Exelon, which was first approved in 1997 and is now available for the treatment of mild to moderate Alzheimer's disease in more than

70 countries. Another growth driver is Stalevo, an optimized levodopa product for the treatment of Parkinson's disease that has been successfully launched worldwide.

        Novartis continues to be active in the research and development of new compounds and is committed to addressing unmet medical needs as well as supporting patients and their families affected by these disorders. A key project in development is FTY720 (fingolimod), which is planned to start Phase III trials in early 2006 and has the potential to become the first orally efficacious treatment of multiple sclerosis. Ongoing research to extend the current product portfolio in Neuroscience includes projects in psychiatric diseases (bipolar disorder, psychosis, depression and anxiety), neurological disorders (Alzheimer's disease, multiple sclerosis, amyotrophic lateral sclerosis) and chronic pain.

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

  •
  Exelon (rivastigmine tartrate) is a symptomatic treatment of mild to moderate Alzheimer's disease dementia. It belongs to a class of drugs known as cholinesterase inhibitors (ChEI's) that increase neurotransmitter activity in the brain. First approved for the treatment of Alzheimer's disease in 1997, Exelon is currently used in over 70 countries with over three million patient years of treatment.

  •
  Focalin/Focalin XR (dexmethylphenidate HCl) is the single isomer version of methylphenidate, the active ingredient in Ritalin, and is approved in the US for the treatment of attention deficit hyperactivity disorder (ADHD). Focalin XR, a long-acting formulation, was approved in the US in 2005 for the treatment of pediatric and adult ADHD. This compound is licensed from Celgene Corporation, while Focalin XR uses SODAS™ technology, a proprietary drug delivery technology under license from Elan.

  •
  Ritalin LA (methylphenidate hydrochloride) is a once-daily formulation of Ritalin launched in 2002 for the treatment of ADHD in both children and adults. This product, which removes the need for a midday dose, has been approved in a number of countries, including the US, EU and countries in Latin America. Ritalin LA uses SODAS™ technology, a proprietary drug delivery technology under license from Elan.

  •
  Stalevo (carbidopa, levodopa and entacapone) is an optimized levodopa product indicated for the treatment of Parkinson's disease patients with signs and symptoms of end-of-dose "wearing off." This product combines levodopa, considered the most effective treatment for Parkinson's disease, with the enzyme inhibitors carbidopa and entacapone. It has been shown to significantly improve the ability of patients with Parkinson's disease to perform everyday tasks and to reduce symptoms associated with the disease. Licensed from Orion Pharma, Stalevo was first launched in the US in 2003 and is now available in many countries in Europe, Latin America and Asia-Pacific. Orion retains exclusive rights to this product in certain Scandinavian countries, Germany, the UK and Ireland.

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

  •
  Trileptal (oxcarbazepine) is an anti-epileptic drug for the treatment of partial seizures as adjunctive or monotherapy in both adults and children over age four. In the US, Trileptal has also been approved for adjunctive therapy for children over age two. Trileptal acts by stabilizing neuronal functions, thereby controlling and limiting the spread of seizures. It was first approved in Denmark in 1990, in the rest of Europe in 1999 and the US in 2000.

  New Indications in Development

  •
  Comtan (entacapone) was filed in Japan for the treatment of Parkinson's disease.

  •
  Exelon (rivastigmine tartrate) has been submitted in the EU and US for the treatment of dementia associated with Parkinson's disease. In January 2006, Switzerland approved Exelon as the first treatment for dementia associated with Parkinson's Disease, and the EU's Committee for Medicinal Products for Human Use (CHMP) recommended that the EU grant a marketing authorization for Exelon for the treatment of mild to moderately severe dementia associated with Parkinson's Disease later this year. In addition, a transdermal formulation called Exelon TDS (rivastigmine) is in Phase III development for dementia and aims to increase patient convenience and compliance due to improved tolerability of the therapy.

  Compounds in Development

  •
  LIC477 (licarbazepine) is a sodium channel blocker. Phase III trials were initiated in 2004 for the treatment of acute manic episodes in bipolar disorders.

  •
  FTY720 (fingolimod), an oral immunomodulator with a novel mechanism of action, has the potential to become the first efficacious oral therapy for multiple sclerosis (MS), a condition estimated to affect more than one million people worldwide. Data from a Phase II study showed a significant reduction in the relapse rate and in the number of brain lesions detected by MRI scan as well as a longer time to first relapse, both at a six-month analysis and after 12 months of treatment. Phase III studies are starting in early 2006. FTY720 was in-licensed from Mitsubishi.

  •
  SAB378 is a cannabinoid-(CB)-1 receptor agonist in Phase II development for the treatment of chronic pain.

  •
  XBD173 is a mitochondrial benzodiazepine ligand in Phase II trials for the treatment of anxiety. A Phase II safety trial was initiated in March 2005 in patients with Generalized Anxiety Disorder. Data from this study are expected in the second half of 2006.

  •
  AFQ056 is a novel mGlu5 Receptor Antagonist in Phase I development for anxiety.

  •
  SAD448 is a novel cannabinoid receptor agonist in Phase I development for chronic pain.

  •
  CAD106 is a novel beta-amyloid vaccine in Phase I trials for the treatment of Alzheimer's disease.

  •
  RAD001 (everolimus) is in Phase I development for the treatment of tuberous sclerosis.

  •
  AEP924, AMP397 and the Trileptal development program for neuropathic pain have been terminated.

Respiratory & Dermatology

        Novartis is developing a number of important new medicines in the respiratory field, led by Xolair, a novel biological therapy that targets an underlying cause of allergic asthma and has been approved in Europe and the US. Our leading development compound is QAB149 (indacaterol), a long-acting beta-2 agonist that has completed Phase II development and provides the cornerstone for an ambitious program to develop a range of once-daily inhaled therapies for asthma and chronic obstructive pulmonary disease (COPD). We are also continuing to commercialize the long-acting bronchodilator Foradil for the treatment of asthma and COPD.

        Our focus in dermatology is on the treatment of two very common diseases—the inflamed skin condition known as atopic dermatitis, or eczema, and fungal nail infections. Novartis offers a series of leading medicines for these conditions. Elidel is the first and only non-steroid cream for eczema, a disease that affects about 10% of children in the US, while Lamisil tablets are the most frequently prescribed treatment worldwide for fungal nail infection.

  Key Marketed Products

  •
  Elidel (pimecrolimus) was the first non-steroid cream approved for the treatment of atopic dermatitis, a skin condition commonly known as eczema, in adults and children. It is one of the first new eczema treatments introduced since the 1950s, when topical corticosteroids—historically the mainstay of therapy—became available. First launched in 2002 in the US, Elidel is now registered in approximately 90 countries, including many EU markets. Following discussions with the FDA, prescribing information for Elidel (dispensed only as a topical cream) will be updated in early 2006. A boxed warning and medication guide make clear that no causal link has been established between the use of Elidel and rare post-marketing reports of malignancy. The concern of the FDA for a potential risk for malignancies exists based on the use of oral calcineurin inhibitors at high doses. A similar change in labeling will be made for other products in this class. While we believe this action in not substantiated by scientific or clinical evidence, we have agreed to make the requested changes and will communicate them to physicians and patients so that they can continue to use Elidel as labeled to effectively manage eczema. We are confident in the safety and efficacy of Elidel, which is one of the most thoroughly researched dermatology products in the world and continues to be supported with significant ongoing clinical trials.

  •
  Foradil (formoterol fumarate) is a long-acting bronchodilator that offers onset of action within five minutes and 12 hour relief of symptoms for patients with asthma and COPD, which includes chronic bronchitis and emphysema. It was first approved and launched in Switzerland in 1994, followed by other key European markets in 1997. US approval was granted in 2001, and in 2002 we licensed Foradil to Schering-Plough in the US. We continue to market and distribute the product in other areas of the world. Foradil Aerolizer is a single-dose dry powder inhaler, while a metered-dose inhaler is available in some countries. This product is licensed from Yamanouchi.

  •
  Lamisil (terbinafine) is a leading therapy for onychomycosis, also known as fungal nail infection. Lamisil tablets kill the fungus that causes the infection at its source, working through the patient's bloodstream. This product was first launched in 1991 and is now available in more than 90 countries, with the US the leading market. Lamisil tablets are also approved for treating athlete's foot (tinea pedis) and fungal infection of the scalp (tinea capitis) in some countries, though not yet in the US. Our Consumer Health Division's OTC Business Unit markets over-the-counter cream formulations of Lamisil for use in treating athlete's foot in many markets, including the US. Generic forms of terbinafine were launched in a number of European markets in 2005, with generic competition expected in the US in 2007 following the expiry of patent protection.

  •
  Xolair (omalizumab) is the first humanized therapeutic antibody for the treatment of allergic asthma and the first approved therapy designed to target the antibody IgE, a key underlying cause of the symptoms of allergic asthma. Xolair is the only asthma treatment dosed every two or four weeks and is administered by subcutaneous injection. In the US, EU and Canada, Xolair is indicated for use in adults and children over age 12 with moderate-to-severe allergic asthma whose symptoms are inadequately controlled with inhaled corticosteroids. Xolair gained US and Australian regulatory approval in 2003, while EU approval was given in October 2005 for treating adults and adolescents with severe persistent allergic asthma that is inadequately controlled by current medication. This product is being jointly developed with Genentech and Tanox, and is co-marketed by Novartis in the US with Genentech.

  New Indications in Development

  •
  Foradil (formoterol) has received an "approvable letter" in the US for the Certihaler formulation. The Certihaler is a novel, breath-activated multi-dose dry powder inhaler technology developed by SkyePharma, which has a dose counter which is easy to read and also gives patients confirmation that the full dose has been administered. Novartis licensed the exclusive US distribution and marketing rights for this product to Schering-Plough. Product registration files for the ForadilCertihaler have also been submitted in Europe and the rest of the world, and regulatory approvals have been received in 18 countries. Certihaler was launched in Germany and Switzerland in September 2005. This replaces a prior agreement with Ivax to market Foradil with Ivax's Airmax[nc_cad,176] device, which has been discontinued. In 2002, we entered into a co-development and co-commercialization agreement with Schering-Plough to bring to market a fixed-dose combination Foradil product with the inhaled steroid mometasone using a metered dose inhaler. The Phase I/II program for the fixed-dose combination product started in 2005.

  •
  Lamisil (terbinafine) is in Phase III development for ringworm of the scalp (tinea capitis).

  •
  Xolair (omalizumab) is in development for the treatment of patients with peanut allergy. A clinical study of Xolair in patients with peanut allergy was discontinued after pre-study oral food challenges resulted in severe hypersensitivity reactions in two individuals. The decision to discontinue the trial was not related to the safety of Xolair since neither of the patients had yet received Xolair, as they had not yet been enrolled in the study. We are committed to the development of this indication for Xolair, and are evaluating with others a safe path forward for the continuation of the necessary clinical trials. Separately, a liquid formulation of Xolair is also in development to improve patient convenience.

  Compounds in Development

  •
  QAB149 (indacaterol) has the potential to be the first beta-2 agonist that offers true 24-hour control for the treatment of asthma and COPD. This compound, which has completed Phase II, has been shown to have a fast onset of action and proven efficacy for 24 hours with once-daily dosing and a good safety profile. QAB149 is being developed first as a monotherapy for the bronchodilator market. Phase III trials are due to begin in 2006 in both asthma and COPD.

  •
  NVA237 (glycopyrronium bromide) is an inhaled, long-acting muscarinic antagonist with a fast onset of action. It is in Phase II clinical development for the treatment of COPD. Novartis has in-licensed NVA237 from Vectura Group plc and Arakis Ltd.

  •
  ACZ885 is a monoclonal antibody to IL-1 beta in Phase I development for the treatment of COPD.

  •
  ABN912 is a fully human monoclonal antibody to Monocyte Chemoattractant Protein-1 in Phase I development for the treatment of asthma and COPD.

  •
  QAP642 is a novel CCR3 antagonist in Phase I development for the treatment of asthma.

  •
  QAE397 is a novel compound in Phase I development for the treatment of asthma.

  •
  OAT370 is a novel compound in Phase I development for the treatment of COPD.

  •
  ASM981 oral, Elidel ointment, VAG624, QAK423 and QAN747 have been terminated.

Infectious Diseases, Transplantation & Immunology (IDTI)

        Infectious Diseases, Transplantation & Immunology combines the capabilities, expertise and infrastructure of Novartis in transplantation and immunology with the growth potential of our expanding infectious diseases pipeline.

        The infectious diseases portfolio consists of three main areas: anti-virals, anti-bacterials and tropical medicine. We market Famvir for herpes and Coartem for malaria. Ongoing research and development efforts are focused on new specific anti-virals against Hepatitis B and C. We established Infectious Diseases as a separate franchise following our May 2003 purchase of a majority of the outstanding capital stock of Idenix Pharmaceuticals, Inc. As a result of that transaction, we obtained certain rights to market Idenix products as well as options to license additional Idenix compounds in the future.

        Novartis is a world leader in transplantation and immunology, pioneering and revolutionizing the field of transplantation with the discovery and introduction of cyclosporine more than 20 years ago. We have one of the broadest portfolios of immunosuppressant drugs due to our continued research and strong commitment to provide solutions to unmet medical needs for the transplant recipient. Neoral and Simulect are established products used to protect transplanted organs from rejection. Certican and myfortic, which have now been approved in more than 40 countries, provide additional efficacy and safety benefits to the transplant patient. With a worldwide research program, Transplantation & Immunology is committed to developing a new and innovative range of therapeutic products for the prophylaxis of organ rejection and to maintain our role as a global leader in this field.

  Key Marketed Products

  •
  Certican (everolimus) is a type of immunosuppressant drug called a "proliferation signal inhibitor" (or m-tor inhibitor) that targets the primary causes of allograft dysfunction (also known as chronic rejection) of a transplanted organ, including acute rejection and vascular remodeling. Certican is used in combination with Neoral and corticosteroids. First approved in Europe in 2003, Certican has been launched in over 40 countries, including the majority of the EU members and Switzerland. In the US, the FDA has issued "approvable letters" for Certican. In November 2005, an FDA Advisory Committee recommended that more data be provided to substantiate the safety of Certican with Neoral before US approval can be granted as a prophylaxis against rejection in heart transplant recipients.

  •
  Coartem/Riamet (artemether and lumefantrine) is an effective and well-tolerated anti-malarial treatment for adults and children that achieves cure rates of up to 95%, even in malaria patients living in areas with multi-drug resistance. It is indicated for treatment of falciparum malaria, the most dangerous form of malaria. Coartem is the only fixed-dose combination of the two agents artemether, an artemisinin derivative, and lumefantrine, known as the Artemisinin Combination Therapy (ACT). Coartem, which is marketed commercially as Riamet in some countries, was co-developed by Novartis in collaboration with Chinese partners. The active ingredients (artemether and lumefantrine) are predominantly produced in China by Chinese suppliers and pharmaceutical production is done in China and the US by Novartis. First approved in 1998, Coartem is currently registered in 75 countries. We have provided more than 17 million treatments at cost to public sector agencies of malaria-endemic developing countries as part of the Roll Back Malaria initiative since 2001. The WHO has added Coartem to its List of Essential Medicines, and we have significantly increased production capacity to help meet a significant surge in demand for the ACT therapy.

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

  •
  Neoral (cyclosporine, USP modified) is a micro-emulsion formulation of cyclosporine, an immunosuppressant used in both adults and children to prevent organ rejection following a kidney, liver, heart, combined heart-lung, lung or pancreas allogenic transplantation as well as in bone-marrow transplantation. Neoral is one of the world's most commonly used primary immunosuppressants, according to IMS Health, after largely replacing its predecessor Sandimmun/

    Sandimmune, which was introduced in 1982 and revolutionized organ transplantation. First launched in 1995, Neoral was designed to provide improved and constant absorption of cyclosporine, the active ingredient. It is also indicated for use in treating select autoimmune disorders such as psoriasis, nephrotic syndrome and rheumatoid arthritis. Despite our patent protection for Neoral, generic companies have launched competing products in the US, Europe and elsewhere, and will continue to compete with us vigorously. See "—Intellectual Property" for further information.

  •
  myfortic (mycophenolic acid) is a treatment option approved for use in combination with cyclosporine and corticosteroids to prevent rejection episodes in patients with kidney transplants. Data from PROGIS (Patient Reported Outcomes in renal transplant patients with or without Gastro-Intestinal Symptoms) showed that converting kidney patients who experienced GI problems on MMF to myfortic significantly reduced the patient-reported symptom burden while significantly improving their gastrointestinal and general Health-related Quality of Life. myfortic has been approved in over 50 countries, including Switzerland (the first approval in 2003), the US, Canada, Germany, France, Italy, Spain, the UK, Australia, India, Brazil and a number of Latin American countries.

  •
  Simulect (basiliximab) is a chimeric monoclonal antibody that suppresses interleukin-driven proliferation of T-cells. Simulect is used for induction therapy, and is designed to complement Neoral or other primary immunosuppressants in preventing acute rejection episodes in kidney transplantation.

  Compounds in Development

  •
  LDT600 (telbivudine) and LDC300 (valtorcitabine) are currently in development for the treatment of hepatitis B. We have licensed these compounds from Idenix, a company in which we own a majority of the issued stock. We have the right to co-promote or co-market these compounds with Idenix in the US, the UK, France, Germany, Italy and Spain, and to market these compounds on our own in the rest of the world. LDT600 completed the first year of its pivotal Phase III study showing good efficacy, and meeting the primary endpoint of non-inferiority to lamivudine. The US submission for LDT600 was completed in December 2005 and submissions in the EU and key Asian markets are planned to be completed in the first quarter of 2006. LDC300 is in Phase II clinical trials for hepatitis B. In addition to the license to these hepatitis B compounds, Idenix also granted us an option to license all other compounds developed by Idenix, including Idenix's hepatitis C drug candidate, NMC283, which is currently in Phase II clinical trials.

  •
  RSV604 is a selective inhibitor of viral replication, currently in Phase II studies for the treatment of respiratory syncytial virus infection. RSV604 has been in-licensed from Arrow.

  •
  ANA975 is a novel, oral toll-like receptor 7 agonist now in Phase I studies for the treatment of hepatitis C virus infection. ANA975 has been in-licensed from Anadys.

  •
  AEB071 is an innovative compound in development for the prevention of organ rejection now in Phase I trials.

  •
  NIM811 is a cyclophilin binder inhibiting HVC replication that is in Phase I development for the treatment of chronic hepatitis C.

  •
  SBR759 is a polynuclear iron (III) starch/saccharose complex which binds selectively to phosphate ions through chelation. It is in Phase I development for the treatment of hyperphosphatemia in late- or end-stage renal disease patients. SBR759 was acquired from Sebo GmbH of Germany.

  •
  FTY720 (fingolimod) has been terminated in development for transplantation, but will enter Phase III trials in 2006 for the treatment of multiple sclerosis. It is in-licensed from Mitsubishi.

Ophthalmics

        We develop and market products for the treatment of a number of different ophthalmic diseases. Our research and development in this disease area is aimed at the discovery and development of innovative treatments for "Back of the Eye" diseases as well as on "Dry Eye" conditions and glaucoma. These areas are characterized by high growth and significant unmet medical needs. The "Back of the Eye" area encompasses several disease areas, such as wet and dry age-related macular degeneration (AMD), diabetic retinopathy, diabetic macular edema and retinitis pigmentosa. The key area of focus within "Back of the Eye" is "wet" AMD, a condition when leaky blood vessels grow across the central portion of the retina, or macula, for unknown reasons and cause bleeding, scar formation and permanent damage, leading to vision loss. Our ophthalmics business has built a leadership position with its flagship product Visudyne. In cooperation with collaborator Genentech, we are also developing Lucentis, a VEGF inhibitor that is currently in Phase III clinical trials for the treatment of "wet" AMD and which will be marketed by Novartis outside of the US and Canada.

  Key Marketed Products

  •
  Visudyne (verteporfin) is a light-activated drug used in a two-step procedure that can be performed in a doctor's office. First, the drug is injected intravenously into the patient's arm. A low-energy laser light is then shone into the patient's eye to activate the drug. First launched in 2000, Visudyne is commercially available in over 75 countries for the treatment of predominantly classic subfoveal choroidal neovascularization (CNV), a major cause of vision loss caused by age-related macular degeneration (AMD). It is also approved in over 40 countries for the treatment of occult subfoveal CNV secondary to AMD (including the EU, where it gained approval in 2002). In addition, Visudyne is approved in over 45 countries, including the EU, US and Canada for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In Japan, Visudyne is approved for all types of subfoveal CNV secondary to AMD. Further geographic expansion is planned, including China. Visudyne is licensed from QLT.

  •
  Zaditor/Zaditen (ketotifen fumarate) is an eye drop that provides fast and lasting relief of symptoms in patients suffering from ocular allergy. Zaditen works through multiple mechanisms of action to provide relief within minutes and a duration of action of up to 12 hours. Zaditen was first launched in Japan and has been approved in more than 60 countries, including the US, where it is marketed as Zaditor, and the EU.

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

  •
  Visudyne (verteporfin) is in development for the additional indication of predominantly occult subfoveal choroidal neovascularization (CNV) due to AMD in the US. Preliminary analysis of the intent to treat population of the Visudyne in Occult (VIO) trial demonstrated benefit in these patients, but did not achieve statistical significance at the two-year time point. VIO is part of a broader series of trials conducted with Visudyne in patients with predominantly occult CNV. Further development of this indication is under evaluation.

  Compounds in Development

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to VEGF. It is designed to penetrate the retina to decrease permeability and inhibit the formation of choroidal neovascularization, which leads to blindness in AMD patients. The Phase III MARINA and ANCHOR studies demonstrated that Lucentis is highly effective in preventing loss of vision in patients with AMD. In addition, on average, patients' vision actually improved after treatment with Lucentis. Separately, the FOCUS study demonstrated that Lucentis and Visudyne may be usefully combined. Additional data are expected in 2006. US submission was completed in December 2005 by Genentech. Submission for EU approval is planned for early 2006. Lucentis is developed in collaboration with Genentech, which holds the rights to market the product in the US and Canada.

  •
  OPC759 (rebamipide) is a selective mucin secretagogue, currently in Phase III studies for the treatment of dry eye. This compound was in-licensed from Otsuka Pharmaceuticals, Japan.

  •
  PTK787 (vatalanib) is currently in development for the treatment of age-related macular degeneration (all forms of wet AMD) and is in Phase II. We are jointly developing PTK787 with Schering AG for certain oncology indications. We have entered into an agreement with Schering granting us exclusive rights to develop and commercialize PTK787 for the treatment of wet AMD.

  •
  RKI983 is a Rho Kinase inhibitor, currently in Phase I and investigated for topical treatment of glaucoma. This compound was in-licensed from Senju Pharmaceutical Co, Japan, and is under the sub-license rights granted by Mitsubishi Pharma Corporation to Senju.

Arthritis/Bone/Gastrointestinal/Urology (ABGU)

        The primary focus of this therapeutic area is on patients with a variety of internal diseases that have significant unmet medical needs, particularly in the areas of gastrointestinal disorders, urinary incontinence, arthritis, osteoporosis and the treatment of pain.

        We have entered the gastrointestinal market with the launch of Zelnorm/Zelmac for the treatment of irritable bowel syndrome with constipation (IBS-C), a condition where the bowel (large intestine) does not function properly. More than 40 million people in the US are estimated to suffer from IBS-C, and Zelnorm/Zelmac is the first and only medication approved by major health authorities to treat this condition. Zelnorm/Zelmac is also approved for the treatment of chronic idiopathic constipation in the US and several other countries.

        Another important area of focus are bone disorders like osteoporosis, a progressive disease that causes bones to become thin and porous, increasing the risk for fractures. Led by Miacalcin/Miacalcic, Novartis has a number of treatments in development for this disease, which is estimated to affect up to one in three women over age 50 worldwide, according to the International Osteoporosis Foundation. The most advanced compound in development for bone disorders is Aclasta, which was approved in 27 European countries in April 2005 as well as in Canada in June 2005 for the treatment of Paget's disease of the bone, a condition marked by abnormal bone growth. In the US, additional information has been submitted to the FDA in response to an "approvable letter" for this indication issued in March 2005. Aclasta is also being developed for use in treating various forms of osteoporosis. Building on our experience with Voltaren, a leading pain medication in osteoarthritis for over 30 years, we launched the selective COX-2 inhibitor Prexige in Australia, Brazil, New Zealand and the UK in 2005. Launches in other countries where the product is approved are planned for 2006.

  Key Marketed Products

  •
  Aclasta (zoledronic acid 5 mg for infusion) is an intravenous bisphosphonate being developed for the treatment of various metabolic bone diseases including osteoporosis and Paget's disease of the bone. Aclasta was approved in all 27 European countries and in Canada in 2005 for the treatment of Paget's disease. Aclasta was first launched in Germany in May 2005, with additional launches planned for 2006. Given as a single 15-minute infusion, Aclasta was shown in a head-to-head Phase III study published in the New England Journal of Medicine to offer superior efficacy, faster onset of action and a longer period of remission compared to risedronate, the current oral standard treatment in Paget's disease. A decision by the FDA on the US tradename and for the use of zoledronic acid 5 mg for the treatment of Paget's disease of the bone is expected in the first quarter of 2006, after an approvable letter was issued for this indication in March 2005. Zoledronic acid at a different dosing regimen is marketed for oncology indications under the brand name Zometa (zoledronic acid 4 mg for infusion).

  •
  Combipatch/Estalis (estradiol & norethisterone acetate transdermal patch) is a combination estrogen/progestin treatment for symptoms of estrogen deficiency in post-menopausal women, and the prevention of post-menopausal osteoporosis. The product offers a convenient treatment in a single patch for patients with an intact uterus. Combipatch is not approved in the US for the prevention of post-menopausal osteoporosis. This product is sublicensed from Aventis for sale in countries outside the US and Japan under the brand name Estalis. In the US, the product is licensed by Noven Pharmaceuticals to Vivelle Ventures, which is a joint venture between Noven and our US affiliate, for sale under the brand name Combipatch.

  •
  Enablex/Emselex (darifenacin) is a once-daily oral treatment that is part of a new group called M3-selective receptor antagonists for the treatment of overactive bladder. Known as Enablex in the US and Emselex in the EU, this product was approved in the EU in October 2004 and approved in the US in December 2004. It is now available in eight countries: the US (through a co-promotion agreement with Procter & Gamble Pharmaceuticals), Germany (via sole promotion by Bayer) as well as Sweden, Norway, Denmark, Iceland, Slovenia and Switzerland. Enablex/Emselex has been shown to effectively reduce the number of weekly incontinence episodes by up to 77% versus placebo. It was acquired from Pfizer in April 2003.

  •
  Estraderm TTS and Estraderm MX (estradiol transdermal patches) are estrogen-only treatments for symptoms of estrogen deficiency in post-menopausal women as well as for prevention of post-menopausal osteoporosis. These are earlier generations of transdermal patches.

  •
  Estragest TTS (estradiol & norethisterone acetate transdermal patch) is a low-dose combination estrogen/progestin treatment for symptoms of estrogen deficiency in post-menopausal women as well as for prevention of post-menopausal osteoporosis. Estragest TTS offers a high amenorrhea rate in a single patch for patients with an intact uterus. This product is not approved in the US.

  •
  Miacalcin/Miacalcic (salmon calcitonin) is an important treatment for bone metabolic diseases, especially for established post-menopausal osteoporosis in women. Miacalcin/Miacalcic was first launched as an injection in 1974 and as a nasal spray in 1986. It was later launched as an injection in the US in 1989 and then in 1995 in an intra-nasal form. It contains chemically synthesized salmon calcitonin, a thyroid hormone that regulates the calcium content in the blood. Available in the US in both injectable form and as a nasal spray, Miacalcin/Miacalcic is indicated for use in women with low bone mass more than five years after menopause who refuse or cannot tolerate estrogens or in whom estrogens are contraindicated. As injection, it is also indicated for the treatment of symptomatic Paget's disease, a chronic condition that causes the growth of abnormal bone, and for the treatment of hypercalcemia, when a rapid decrease in serum calcium is required. It is also indicated to treat bone pain associated with osteolysis and/or osteopenia, as well as neurodystrophic disorders (synonymous with algodystrophy or Sudeck's disease).

  •
  Prexige (lumiracoxib) is a selective COX-2 inhibitor in development for the treatment of osteoarthritis and acute pain. It has been approved in 24 countries to date. In 2005, Novartis launched Prexige in Brazil (July), New Zealand (October), Australia (November) and the United Kingdom (December). Launches in other countries where the product is approved are planned for 2006.

  •
  Vivelle Dot/Estradot (estradiol transdermal system), licensed from Noven Pharmaceuticals, is an estrogen-only treatment for symptoms of estrogen deficiency in post-menopausal women as well as prevention of post-menopausal osteoporosis. Vivelle Dot/Estradot is the smallest estrogen patch available and offers a thin, flexible and discreet hormone therapy.

  •
  Voltaren (diclofenac sodium) is a leading non-steroidal anti-inflammatory drug (NSAID) for the treatment of inflammatory and degenerative forms of rheumatism as well as in the treatment of pain and inflammation. This product, which faces generic competition, has a wide variety of ingestible dosage forms marketed by the Pharmaceuticals Division as well as a topical therapy offered as Voltaren Emugel in several markets for the treatment of inflammation of tendons, ligaments, muscles and joints as well as certain localized forms of rheumatism.

  •
  Zelnorm/Zelmac (tegaserod) is the first in a new class of medicines known as serotonin-4 (5-HT4) receptor selective agonists approved for the short-term treatment of the multiple symptoms associated with irritable bowel syndrome with constipation (IBS-C) in women. This product, which is known as Zelnorm in North America and South Africa, and Zelmac in other markets, acts by decreasing the visceral sensitivity of the intestinal tract, increasing intestinal secretion and increasing gastro-intestinal motility. This reduces the impact of symptoms such as abdominal pain, bloating and constipation. In 2004, Zelnorm received US approval to become the first treatment approved for chronic idiopathic constipation in men and women under age 65. First launched in 2002, this product has now been approved in more than 55 countries. Novartis announced in December 2005 that it will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against European approval of Zelnorm for the treatment of women with IBS-C.

  New Indications in Development

  •
  Aclasta (zoledronic acid 5 mg) is a bisphosphonate being developed for the treatment of various metabolic bone diseases, including osteoporosis and Paget's disease. Aclasta was approved in the EU and Canada and is under review in the US for the treatment of Paget's disease of the bone. Phase III trials in osteoporosis (including treatment and prevention of post-menopausal osteoporosis, male osteoporosis, corticosteroid-induced osteoporosis, and prevention of recurrent clinical fracture after acute hip fracture) are currently in progress. Submissions as a once-yearly treatment for osteoporosis are expected in the US and EU in 2007.

  •
  Zelnorm/Zelmac (tegaserod maleate/tegaserod) has been submitted for EU approval for the treatment of irritable bowel syndrome with constipation in women. Novartis will appeal against the negative opinion of the EMEA. In addition, Zelnorm/Zelmac is under development for the treatment of severe stomach discomfort (dyspepsia), which is in Phase III.

  •
  Prexige (lumiracoxib) is a selective COX-2 inhibitor developed for the treatment of osteoarthritis and acute pain. To date, Prexige has been approved in 24 countries. In 2005, Prexige was launched in Australia, Brazil, New Zealand and the United Kingdom. Launches in other countries where the product is approved are planned for 2006. In Europe, a review by the EMEA confirmed a positive benefit/risk ratio for selective COX-2 inhibitors, and the CHMP has confirmed that no additional Prexige cardiovascular safety studies are required for registration. EU re-submission is planned for early 2006. In the US, Prexige received a non-approvable letter in September 2003. The FDA requested the TARGET study as well as additional clinical data for the OA and acute pain indications. In TARGET, when compared with both naproxen (500 mg twice daily) and ibuprofen (800 mg three times daily), Prexige was shown to have superior gastrointestinal safety, a significantly smaller impact on blood pressure, and no significant difference in cardiovascular events, such as heart attack or stroke. The FDA has confirmed that no additional cardiovascular safety data are required before the re-submission, and that it can proceed once data are available from the ongoing studies in hip OA and in effectiveness after 12-months dosing. Re-submission for US approval is planned for 2007 and will include an alternative tradename for FDA approval. Prexige is also being developed as new formulations (oral suspension, parenteral), which are currently in Phase I development.

  Compounds in Development

  •
  SMC021 (calcitonin) is an oral formulation of salmon calcitonin, the active ingredient in Miacalic/Miacalcin, used in the treatment of osteoporosis. This product, a novel concept in oral peptide delivery, is currently in Phase II development for the treatment of osteoporosis and in Phase I development for osteoarthritis.

  •
  AAE581 is a specific inhibitor of osteoclast-derived cathepsin K currently in Phase II.

  •
  AIN457 is a novel compound currently in Phase I for the treatment of rheumatoid arthritis.

  •
  ACZ885 is a human monoclonal antibody directed against human IL-1-beta that is in Phase I development for the treatment of rheumatoid arthritis.

  •
  Zelnorm for GERD, AKU517, AFG495, and LBM415 have been terminated.

Principal Markets

        The Pharmaceuticals Division has a commercial presence in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 85% of 2005 net sales. The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals	Net Sales 2005
	($ millions)	(%)
United States	8,085	40
Americas (except the United States)	1,490	7
Europe	6,820	34
Japan	2,212	11
Rest of the World	1,655	8

Total	20,262	100

        Many of our Pharmaceuticals Division's products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.

Production

        The primary goal of our manufacturing and supply chain management program is ensuring the uninterrupted, timely and cost-effective supply of products that meet all product specifications. To achieve this objective, we manufacture our products at five bulk chemical and 15 pharmaceutical production facilities as well as two biotechnology sites. Bulk chemical production involves the manufacture of therapeutically active compounds, mainly by chemical synthesis or by a biological process such as fermentation. Pharmaceutical production involves the manufacture of "galenical" forms of pharmaceutical products such as tablets, capsules, liquids, ampoules, vials and creams. Major bulk chemical sites are located in Basel, Switzerland; Grimsby, UK; and Ringaskiddy, Ireland. Significant pharmaceutical production facilities are located in Stein, Switzerland; Wehr, Germany; Torre, Italy; Barbera, Spain; Suffern, New York; Sasayama, Japan, Taboão da Serra, Brazil, and in various other locations in Europe, including France, the UK and Turkey. Our two biotechnology plants are in Switzerland and France.

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

Marketing and Sales

        The Pharmaceuticals Division serves customers with approximately 6,700 field force representatives in the US (including supervisors), and an additional 14,000 in the rest of the world. These trained representatives, where permitted by law, present the economic and therapeutic benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations.

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

Competition

        The global pharmaceutical market is highly competitive and we compete against other major international corporations with substantial financial and other resources, which sell branded prescription pharmaceutical products. Competition within the industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development.

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

Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2005, we invested approximately $4.0 billion in Pharmaceuticals Division research and development, which represented 19.6% of the Division's total net sales. Our Pharmaceuticals Division invested $3.5 billion and $3.1 billion on research and development in 2004 and 2003 respectively. There are currently more than 75 projects in clinical development.

        We have long term research commitments totaling $2.0 billion as of December 31, 2005, including $1.9 billion in milestone payments. We intend to fund these expenditures from internally developed resources.

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

        Completed in 2004, our Cambridge facility contains a total of 75,300 square meters of laboratory and office space. The facilities house over 800 scientists and technology experts, and approximately 1,100 employees in total.

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

        Under the Centralized Procedure, applications are made to the European Medicines Agency (EMEA) for an authorization which is valid across all EU member states. The Centralized Procedure is mandatory for all biotechnology products and optional for other new chemical compounds or innovative medicinal products. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may submit an application to the EMEA. The EMEA then receives and validates the application, and appoints a Rapporteur and Co-Rapporteur to review it. The entire review cycle must be completed within 210 days, although there is a "clock stop" at day 120, to allow the company to respond to questions set forth in the Rapporteur/Co-Rapporteur's Assessment Report. When the company's complete response is received by the EMEA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMEA will then request an Oral Explanation on day 180, in which the sponsor must appear before the EMEA's Scientific Committee (the CHMP) to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is an EU Community decision which is applicable to all Member States. This decision occurs on average 90 days after a positive CHMP recommendation.

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

Price Controls

        In most of the markets where we operate, the prices of pharmaceutical products are subject to both direct and indirect price controls and to drug reimbursement programs with varying price control mechanisms. Due to increasing political pressure and governmental budget constraints, we expect these mechanisms to remain in place—and to perhaps even be strengthened—and to have a negative influence on the prices we are able to charge for our products.

        In the US, debate over the reform of the health care system has resulted in an increased focus on pricing. Although there are currently no government price controls over private sector purchases in the US, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under some government health care programs such as Medicaid and health insurance for Department of Defense personnel. In the absence of government pricing regulations, managed care has become a potent force in the US market place that increases downward pressure on the prices of pharmaceutical products. In addition, the recently enacted Medicare reform legislation, which has created a prescription drug benefit for Medicare patients, has created additional competitive pressure on prices, and has caused us to provide discounts on business which we have not previously been required to discount. At the same time, we expect this legislation to increase the volume of drugs purchased by Medicare beneficiaries, which would perhaps offset, at least in part, these additional price discounts. It is too soon to predict the full impact of this new legislation with certainty. Another potential influence on pricing in the US is the ongoing efforts by consumers and others to obtain our products from distributors in Canada and other developed nations which have relatively stringent price controls. Such imports to the US are currently illegal. However, there are ongoing political efforts to change their legal status.

        In the EU, governments influence the price of pharmaceutical products through their control of national health care systems that fund a large part of the cost of such products to consumers. The downward pressure on health care costs in general in the EU, particularly with regard to prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert commercial pressure on pricing within a country. The EU enlargement (with 10 countries having joined the EU in 2004) will probably complicate the environment and have some influence on prices in the region and parallel trade.

        In Japan, the MHLW reviews the National Health Insurance prices of individual pharmaceutical products every two years. In 2005, the NHI price calculation method for new products and price revision rule for existing products were reviewed, and the resulting new drug tariffs are effective beginning April 2006. The Japanese government is currently undertaking a health care reform initiative with a goal of curbing national medical expenditures, and is continuing its review of the pricing methods used.

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

        However, patent protection is no longer available or challenged in several major markets for the active substances used in a number of our Pharmaceuticals Division's leading products:

  •
  Diovan.    The active ingredient in Diovan is covered by a compound patent through 2012 in the US, and through 2011-13 in other markets. In the US additional patents covering the marketed formulation have been challenged. However, we have not filed a suit at this point in time.

  •
  Neoral.    Patent protection exists for the Neoral micro-emulsion formulation and other cyclosporin formulations through 2009 and beyond in major markets. Despite this protection, generic cyclosporin products competing with Neoral have entered the transplantation market segment in the US, Germany, Japan, Canada and elsewhere. Patent infringement actions are pending against manufacturers of some of these generic products. At present, there are no injunctions in place against any of the manufacturers that we have sued..

  •
  Sandostatin.    Basic patent protection for the active ingredient of Sandostatin SC has expired in the US, Japan, Germany, France and the UK, and it will expire in May 2007 in Italy. Generic versions of Sandostatin SC have been approved in the US and elsewhere. Patent protection for the Sandostatin LAR formulation extending to 2010 (and 2013 and beyond in the US) continues in major markets. Sandostatin LAR is, a long-acting version of Sandostatin which represents a majority of our sales in this product family.

  •
  Lotrel/Cibacen/Lotensin/Cibadrex.    The basic benazepril substance patent protection for Lotrel/Cibacen/Lotensin/Cibadrex expires in 2007 in France and 2008 in Italy and has expired elsewhere. However, Lotrel, which is a combination of benazepril and amlodipine besylate, is patented in the US until 2017. Teva and Dr. Reddy's Laboratories have challenged this patent. Dr. Reddy's is seeking marketing approval for a different benazepril combination, using amlodipine maleate rather than amlodipine besylate. Because of this difference, the Dr. Reddy's product, if brought to market, would not be automatically substitutable in the US for Lotrel. However, Teva is seeking marketing approval for the same benazepril combination as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. We have sued Teva and Dr. Reddy's in the US for patent infringement. The Dr. Reddy's case is currently stayed.

  •
  Lamisil.    The active ingredient in Lamisil is covered by a compound patent family which expires in the US in 2006, in 2007 in France and has expired elsewhere. The US patent had been challenged by Dr. Reddy's Laboratories in the US. Dr. Reddy's has since withdrawn its suit and conceded that this patent is valid and enforceable.

  •
  Miacalcin/Miacalcic.    The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in a number of major countries and will expire in Italy in 2006. Apotex has applied to the FDA for the right to sell a generic version of Miacalcin using the Novartis formulation. We have sued Apotex for patent infringement. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin based on a different formulation. We have not sued these companies. Unigene's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

  •
  Exelon.    The active ingredient in Exelon is covered by a compound patent (granted to Proterra AG), which in the US presently expires in 2007, and has been determined by the FDA to qualify for patent term extension until 2012, and which expires in 2011-13 in the major markets. In addition, we hold an isomer patent on Exelon which expires in 2012-14. Dr. Reddy's, Sun Pharmaceuticals and Watson Pharmaceuticals have filed applications to market a generic version of Exelon in the US. Together with Proterra, we have sued all three parties for patent infringement.

  •
  Focalin.    The drug dosage form of Focalin and its use in attention deficit hyper-activity disorders are covered by patents (granted to Celgene Corporation and licensed to us) through 2015 in the US and 2018 in other markets. Teva has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, we have sued Teva for patent infringement under a use patent.

  •
  Trileptal.    Patent protection for Trileptal's active ingredient has expired in major countries. In the US, New Chemical Entity data exclusivity under the Hatch-Waxman Act of 1984 has expired in 2005. We have also pending patent filings relating to our marketed formulations of Trileptal, which, if granted, would expire in 2018 in major countries, including the US. In Europe this formulation patent is being opposed by three generic companies.

  •
  Starlix.    The active ingredient in Starlix is covered by Ajinomoto patents. The basic US patent will expire in 2009. Several parties have informed us that they have filed an ANDA application to market a generic version of Starlix in the US upon expiration of the basic patent in 2009. In Europe basic compound protection exists in Germany, France, the UK and Switzerland and will expire in 2011.

  •
  Foradil.    Patent protection for Foradil's active ingredient has expired in major countries. In the US, Hatch-Waxman data exclusivity is currently scheduled to expire in February 2006.

  •
  Voltaren.    Voltaren is off-patent. As a result, revenue from Voltaren has declined, and may decline significantly further over the next few years.

  •
  Famvir.    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. We have sued Teva in the US for infringement of the compound patent.

  •
  Zaditor/Zaditen.    Apotex has filed for approval for a generic version of Zaditor in the US. The Zaditor formulation is covered by a patent in the US. We sued Apotex for patent infringement, however, we subsequently withdrew our suit and there is now no lawsuit pending.

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

SANDOZ

        Our Sandoz Division is a world leader in the development, manufacturing and marketing of pharmaceutical products and substances which are no longer protected by patents. The business of Sandoz is conducted by a number of affiliated companies throughout the world, selling products in approximately 110 countries. Sandoz was a Business Unit of our Consumer Health Division until December 31, 2004, after which it became a separate Division. As of December 31, 2005, the affiliates of the Sandoz Division employed 20,066 associates worldwide. In 2005, the Sandoz Division achieved consolidated net sales of $4.7 billion, which represented 15% of the Group's total net sales.

        In 2005, we acquired two leading generic drug companies—Hexal AG and Eon Labs, Inc., which are both in the process of being integrated into Sandoz. The two companies were acquired for approximately $8 billion in all-cash transactions that bring together three premier generics enterprises that combine Sandoz' global geographic presence and expertise in the retail and anti-infectives business, Hexal's leadership in Germany and strong track record of successful product development, and Eon Labs' strong position in the US for "difficult-to-make" generics. The acquisition of Hexal was completed in June, while the purchase of 100% of Eon Labs was completed in July. With these acquisitions, Sandoz had a portfolio of over 600 active ingredients in more than 5,000 dosage forms. Annual cost synergies totaling $200 million are anticipated within three years from closing, with 50% expected to be achieved in the first 18 months. In July 2005, Sandoz moved its headquarters from Vienna, Austria to Holzkirchen, Germany, where the headquarters of Hexal AG had been based.

        In August 2004, we acquired Sabex Holdings Ltd. (now Sandoz Canada Inc.), a Canadian generics company with a leading position in injectable products. This acquisition provided Sandoz with strong growth opportunities in injectable generics. It also gave Sandoz an operational presence in Canada, the world's sixth largest generics market, and offered the opportunity to increase sales in Canada of our existing portfolio of solid-dosage-form products.

        In June 2004, we acquired the Danish generics company Durascan A/S (now Sandoz A/S) from AstraZeneca plc. This acquisition provided Sandoz with a leadership position in the Danish market. In addition, Durascan's broad portfolio of generic products offered growth opportunities for Sandoz throughout the Nordic region.

        In 2003, we united 14 of our generics company brands under the single global umbrella name Sandoz, to strengthen recognition and leverage share of voice in the highly competitive marketplace for generic products. This initiative capitalizes on the strong reputation of the Sandoz name, which has a high level of awareness and trust among physicians, pharmacists and patients.

        Sandoz is organized as a Retail Generics business that also operates an Anti-Infectives business. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms that are no longer protected by patents. The Retail Generics business includes the development and manufacture of biopharmaceuticals, which previously had been a separate business within Sandoz. Retail Generics also supplies certain active ingredients to third parties. In the Anti-Infectives business, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use in the Retail Generics business and for sale to third-party customers.

        In 2005, Sandoz' total net sales increased by approximately 54% in local currencies over the prior year. The business year was characterized by a sales volume expansion in the US and in the Anti-Infectives business, as well as the acquisitions of Hexal and Eon Labs and their integration into Sandoz.

        In the US, net sales of our Retail Generics business increased by 27%, mainly driven by the sales contribution of Eon Labs and the success of new product launches and authorized generics that were partly off-set by continued price erosion.

        In other key European markets, particularly in France, Poland, Russia, Canada, Italy and Spain, our Retail Generics business achieved double-digit net sales growth, driven by the contribution of the Hexal acquisition and strong volume expansion.

        The Anti-Infectives business increased its internal supply of active pharmaceutical ingredients (i.e. ceftriaxon, cefuroxime axetil, clarythromycin) to the Retail Generics business and strengthened its leading position in the field of cefalosporin intermediates and active pharmaceutical ingredients sold to industrial customers.

        In 2005, we continued our efforts to develop and manufacture follow-on biologics. We are seeking to leverage our technology and more than 20 years of biotech experience to develop, manufacture and market high-quality biopharmaceutical products, such as protein hormones and other human proteins, to be sold as substitutes for branded biopharmaceutical products after their patents have expired. Sandoz also manufactures these products for other industrial customers. With our biopharmaceuticals portfolio, we are at the forefront of emerging regulatory policies for follow-on biologics in Europe and the US. We are determined to contribute to the availability of safe and effective follow-on biologics. Since the first half of 2005, the development and manufacturing of biopharmaceutical products has been managed together with Novartis Pharmaceuticals.

        For the recombinant human growth hormone Omnitrope, a biopharmaceutical product developed by Sandoz, we received our first marketing authorization in Australia in September 2004 and launched the product in November 2005.

        In the US, we received notice from the FDA in September 2004 that the agency was unable to reach a decision on whether to approve an application for the marketing of Omnitrope. The agency did not identify any deficiencies in the application, but was unable to reach a final decision on the application due to uncertainty regarding certain scientific and legal issues. In September 2005, Sandoz filed a lawsuit against the FDA seeking a ruling on this pending application.

        In the EU, Omnitrope received a positive opinion from the CHMP in June 2003. Nevertheless, the European Commission notified us in November 2003 of its intent not to proceed with a decision for a marketing authorization for Omnitrope under the regulatory pathway chosen by Sandoz. In January 2004 and March 2005, Sandoz filed complaints against the European Commission to the European Court of First Instance, which are still pending. In July 2004, Sandoz resubmitted its Omnitrope application under a newly established regulatory pathway. We received a positive opinion from the CHMP in January 2006.

Recently Launched Products

        The following is a summary of the most important products launched by Sandoz in 2005:

  •
  Estradiol (a generic version of Climara[nc_cad,176], an Estrogen replacement treatment) was launched in the US in January 2005;

  •
  Fentanyl Patch (a generic version of Duragesic TT[nc_cad,176], a treatment for chronic pain) was launched in the US in January 2005 and in Germany, the UK, and Poland in August 2005;

  •
  Cefixtriaxone (a generic version of Rochephin[nc_cad,176], an antibiotic) was launched in the US in July 2005;

  •
  Octereotide (a generic version of Sandostatin, a treatment to reduce blood levels of growth hormone and IGF-I in acromegaly patients) was launched in the US in April 2005;

  •
  Ketoconazole (a generic version of Nizoral[nc_cad,176], a topical treatment of tinea corporis, cruris, pedis, versicolor, cutaneous candidiasis) was launched in the US in April 2005;

  •
  Cilostazol 50mg (a generic version of Pletal[nc_cad,176], a treatment for the reduction of symptoms of intermediate claudication) was launched in the US in March 2005;

  •
  Glipizide/Metformin (a generic version of MetaGlip[nc_cad,176], a treatment to control hyperglycemia in Type II diabetes patients) was launched in the US in October 2005;

  •
  Terbinafine (a generic version of Lamisil) was launched in Germany by Sandoz in May 2005 and by Hexal in June 2005;

  •
  Leflunomide (a generic version of Arava[nc_cad,176], a treatment of active rheumatoid arthritis) was launched in the US in September 2005;

  •
  Glimeperide (a generic version of Amaryl[nc_cad,176], a treatment to lower blood glucose for Type II diabetes patients) was launched in the US in October 2005;

  •
  Pamidronate Inj. (a generic version of Aredia, a treatment of moderate to severe hypercalcemia) was launched in the US in October 2005;

  •
  Fenoldopam Inj. (a generic version of Corlopam[nc_cad,176], a short term treatment of severe hypertension) was launched in the US in October 2005;

  •
  Flumazenil Inj. (a generic version of Romazicon[nc_cad,176], a treatment to reverse sedatives or anesthesia) was launched in the US in October 2005;

  •
  Azithromycin (a generic version of Zithromax[nc_cad,176], an antibiotic) was launched in US in November 2005;

  •
  Metoprolol (a generic version of Beloc Zok[nc_cad,176], a treatment of hypertension) was launched in Germany, Netherlands, Poland, and the Nordics in March 2005;

  •
  Lamotrigin (a generic version of Lamictal[nc_cad,176], a treatment of anti-epileptic) was launched in Germany, the UK, Poland, and the Nordics in June 2005;

  •
  Sertralin (a generic version of Zoloft[nc_cad,176], an anti-depressant) was launched in Germany, the Netherlands, the UK, Spain, and Italy, in October 2005;

  •
  Lansoprazol (a generic version of Lanzor[nc_cad,176], an anti-ulcer treatment, proton pump inhibitor) was launched in the UK and the Netherlands in December 2005.

Key Marketed Products

        The following table describes the key marketed products for Sandoz. Not all products are available in all markets.

Retail Generics Business

Product	Originator Drug	Description
Amoxicillin/clavulanic acid	Augmentin[nc_cad,176]	anti-infective
Omeprazole	Prilosec[nc_cad,176]	ulcer and heartburn treatment
Citalopram	Celexa[nc_cad,176]	anti-depressant
Loratadine	Claritin[nc_cad,176]	antihistamine
Atenolol	Tenoric[nc_cad,176]	anti-hypertension
Penicillin		anti-infective
Lisinopril	Prinivil[nc_cad,176]	ACE inhibitor
Ranitidine	Zantac[nc_cad,176]	anti-ulcerant
Metformin	Glucophage[nc_cad,176]	anti-diabetic
Terazosin	Hytrin[nc_cad,176]	anti-hypertension and benign prostatic hyperplasia
Enalapril	Lexxel[nc_cad,176]	ACE inhibitor
Metoprolol	Lopressor[nc_cad,176]	Anti-hypertension

Anti-Infectives Business

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones
Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Principal Markets

        The principal markets for Sandoz are the two largest generics markets in the world: the US and Europe. The following table sets forth the aggregate 2005 net sales of Sandoz by region:

Sandoz	Net Sales 2005
	($ millions)	(%)
United States	1,282	27
Americas (except the United States)	287	6
Europe	2,597	56
Rest of the World	528	11

Total	4,694	100

        Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti-infective products are subject to seasonal variation. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        We manufacture our Sandoz products at 47 production facilities around the world. Among these, our principal production facilities are located in Barleben and Radebeul, Germany; Kundl, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe, India; Boucherville, Canada; Cambé, Brazil and Gebze, Turkey. While we have not experienced material supply interruptions in the past, there can be no assurance that supply will not be interrupted in the future as a result of unforeseen circumstances. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we or our third party suppliers fail to comply fully with such regulations then there could be a recall or a government-enforced shutdown of production facilities, which in turn could lead to product shortages.

        Active pharmaceutical ingredients are manufactured in our facilities or purchased. We purchase active pharmaceuticals ingredients from a number of our affiliates and third-party suppliers. Where possible, our policy is to maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers and competitive material sourcing can be assured. However, our ability to do so may at times be limited by regulatory requirements. We monitor market developments that could have an adverse effect on the supply of essential active pharmaceutical ingredients. All active pharmaceutical ingredients we purchase must comply with high quality standards. In order to sustain cost competitiveness and reliable quality, we produce some of our active pharmaceutical ingredients, like penicillins, cephalosporins and statins ourselves. These methods include fermentation processes, chemical syntheses and physical production methods, such as sterile processing. We are constantly working to develop other new manufacturing processes.

        We obtain agricultural raw materials such as flours and sugars from multiple suppliers based in the EU. We obtain chemicals and other raw materials from suppliers around the world. The raw materials we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts.

Marketing and Sales

        In our Retail Generics business, we have a broad portfolio of generic medicinal products that we sell to wholesalers, pharmacies, hospitals, and other health care outlets and of active pharmaceutical ingredients. Depending on the structure of the local market, customers are supplied with finished dosage forms either by the field service team of the local Sandoz affiliates or by established partners or joint venture associates.

        Our Anti-Infectives business supplies our Retail Generics business and the pharmaceutical industry worldwide with active pharmaceutical ingredients and their intermediates, mainly in the field of antibiotics.

        In response to rising health care costs, many governments and private medical care providers, such as health maintenance organizations (HMOs), have instituted reimbursement schemes that favor the substitution of branded pharmaceuticals. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug for the brand-name version of the drug. In Europe, the use of generic drugs is growing. But in some EU countries, reimbursement practices do not create an efficient incentive for generic substitution. As a result, generic penetration rates in many European countries are still below those reached in the US.

Competition

        The market for generic products is characterized by increasing demand for high-quality pharmaceuticals which can be produced at lower costs due to minimized initial research and development investments. Increasing pressure on health care expenditures and numerous patent and data exclusivity period expirations have created a favorable market environment for the generics industry. This positive market trend, however, brings increased competition within the generics industry, leading to ongoing price pressure on generic pharmaceuticals.

        In addition, branded pharmaceutical companies have responded to the increased competition from generic products by licensing their branded products to generic companies (the so-called "authorized generic"). By doing so, branded pharmaceutical companies participate in the conversion of their branded product, still protected by patents or data exclusivity, to the generic market. Consequently, generic companies that were not in a position to compete on a specific product are allowed to enter the generic market using the innovator's product. Because, in the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (See "—Regulation"), the company that launches an authorized generic typically enters the market at the same time as the generic exclusivity holder. This tends to reduce the value of the exclusivity for the company which invested in creating the first generic.

Research and Development

        Before a generic drug may be marketed, intensive technical and clinical development work must be performed in order to demonstrate in bio-availability studies the bio-equivalency of the generic drug to the reference product. Nevertheless, research and development costs associated with generic drugs are much lower than those of the established counterparts, as no Phase I to Phase III studies must be performed by the generic competitor. As a result, drugs for which the patent and data exclusivity period has expired can be offered for sale at prices much lower than those of drugs protected by patents and data exclusivity, which must recoup substantial basic research and development costs through higher prices over the life of the product's patent and data exclusivity period.

        Currently, the affiliates of the Sandoz Division employ more than 1,000 Research and Development staff who explore alternative routes for the manufacture of known compounds and who aim to develop innovative active pharmaceutical ingredients and dosage forms of generic medicine products. These associates are based worldwide, including facilities in Kundl and Schaftenau, Austria; Menges and Ljubljana, Slovenia; Kolshet, India; Boucherville, Canada; and Dayton, New Jersey.

        In 2005, Sandoz invested $434 million in research and development, which amounted to 9% of net sales. We had long-term research commitments totaling $23 million in the aggregate as of December 31, 2005. We intend to fund these expenditures from internally generated resources.

Regulation

        The Hatch-Waxman Act in the US (and similar legislation in the EU and in other countries) eliminated the requirement that generic drug manufacturers repeat the extensive clinical trials which are required for originator drugs, so long as the generic version could be shown in bio-availability studies to be of identical quality and purity, and to be biologically equivalent to the reference product.

        In the US, the decision whether a generic drug is bioequivalent to the original branded drug is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic drug's manufacturer. The process typically takes approximately eighteen months from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic drug does not infringe any current applicable patents on the drug held by the innovator, or to certify that such patents are invalid. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30-month delay in the approval of the generic drug in order to allow the parties to resolve the intellectual property issues. For generic applicants who are first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch-Waxman Act provides those applicants with 180-days of marketing exclusivity to recoup the expense of challenging the innovator patents. However, amendments to the Hatch-Waxman Act may affect the availability of generic marketing exclusivity in the future. The amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first to file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the EMEA under the Centralized Procedure, or by a single Member State, after which the MRP, as a decentralized procedure, may be followed. See "Pharmaceuticals—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product, based upon its "essential similarity" to a medicinal product authorized and marketed in the EU seeking to rely upon the innovative data, for not less than six or ten years, depending on the Member States' regulation. According to recent legislation, for all products which received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. Data submitted by the innovator in support of its application for a marketing authorization for the reference product will be protected for 10 years after the first grant of marketing authorization and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator which show a significant clinical benefit in comparison to the existing therapies. The 10 year protection period is applicable throughout the EU and may lead to an extension of the existing data protection period which may in turn delay future launches.

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

        In addition, we face the risk that generic competitors may file patents to protect product developments which could block Sandoz' own development projects. If this were to occur we could be forced to terminate a development program, which would require us to write-off any resources invested in that project, and would mean a loss of revenue.

        We are currently involved in litigation in a number of countries with affiliates of AstraZeneca plc regarding omeprazole, our generic version of AstraZeneca's Prilosec[nc_cad,176]. We launched omeprazole in the US in August 2003. While some of the European cases have been decided in our favor, many of the cases, including the cases pending in the US, may continue for some time. We believe that we will be successful in these lawsuits. However, should AstraZeneca succeed in any or all of the lawsuits, then AstraZeneca will likely seek to recover from us its lost profits for sales it would have made had our product not been on the market.

CONSUMER HEALTH

        Our Consumer Health Division is a world leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well being of consumers. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. Created in January 2002, the Consumer Health Division consists of the following five Business Units:

  •
  OTC self-medication

  •
  Animal Health

  •
  Medical Nutrition (including the Nutrition & Santé franchise that is being divested)

  •
  Gerber (formerly Infant & Baby)

  •
  CIBA Vision.

        Sandoz (generics) was a Business Unit of the Consumer Health Division until December 31, 2004, after which time it became a separate Division. The results of the Consumer Health Division do not include Sandoz sales.

        As of December 31, 2005, the affiliates of the Consumer Health Division employed 18,957 associates worldwide. In 2005, the affiliates of the Consumer Health Division achieved consolidated net sales of $7.3 billion, which represented 23% of the Group's total net sales, and invested $291 million in research and development.

        Our Consumer Health Division places considerable emphasis on the development of strong, consumer-oriented and trustworthy brands. In order to deliver accelerated sales growth, and to achieve leadership positions in the fields in which we compete, our Consumer Health Division seeks to give voice to the consumer and to determine the needs and desires of consumers.

        In the dynamic world of consumer health care, aging populations are increasingly affluent and becoming more knowledgeable about their health and the benefits of self-medication. The success of each Business Unit depends upon its ability to anticipate and meet the needs of such consumers and of health professionals worldwide.

        We announced in November 2005 the signing of a definitive agreement to divest the Nutrition & Santé business to ABN AMRO Capital France for approximately EUR 220 million ($260 million) on a cash and debt free basis. The transaction, which requires customary regulatory approvals, is expected to be completed in the first quarter of 2006.

        The Consumer Health division has five Business Units:

  •
  Over-the-Counter (OTC) is a world leader in offering products for the treatment and prevention of common medical conditions and ailments, to enhance people's overall health and well being. The business of OTC is conducted by a number of affiliated companies in more than 50 countries with 4,149 associates as of December 31, 2005. The OTC business focuses on a group of strategic global brands in leading product categories that include cough, cold and allergy treatments (Triaminic and NeoCitran/TheraFlu), headache relief (Excedrin), gastrointestinal treatments (Benefiber/NovaFibra and Ex-Lax), dermatological treatments (LamisilAT), anti-gas treatments (Gas-X), vitamin supplements (sold by OTC under the Sandoz brand name) and smoking cessation treatments (Nictonell/Habitrol). In August 2005, we significantly strengthened our OTC business in the US by acquiring the OTC business of Bristol-Myers Squibb, including Excedrin. In addition, in December 2005, we signed an agreement with TAP Pharmaceutical Products to acquire the right to develop an OTC version of the prescription drug Prevacid®, one of the leading medicines for acid reflux disease and heartburn.

  •
  Animal Health offers products and services to save, prolong and improve animal lives, focusing on both companion and farm animals (including farmed fish). The business of our Animal Health Unit is conducted by affiliated companies in 38 countries with 2,308 associates as of December 31, 2005. Animal Health has a dedicated research and development team, which benefits from synergies with other Novartis businesses, most notably research in the Pharmaceuticals Division. Key products for companion animals include Atopica (atopic dermatitis management), Deramaxx (pain relief) and Milbemax/Interceptor (intestinal and heart worm control), while leading farm animal products include the farm fly control product Agita and the therapeutic anti-infective Tiamutin. In October 2005, Animal Health acquired the North American rights to the Denagard (tiamulin) franchise, an effective broad-spectrum antimicrobial used to treat and control bacteria in swine, from Boehringer Ingelheim Vetmedica, Inc. Novartis already marketed this compound under the Tiamutin brand name in all key swine markets outside North America. Acquaculture products include vaccines and treatments mainly used in salmon farming.

  •
  Medical Nutrition is a global leader in the growing medical nutrition market. Our purpose is to offer to patients and consumers a range of enteral tube feed and oral nutrition brands and devices for use in various health care delivery settings (hospitals, nursing homes and home health care) or for use independently at home. Evidence suggests that adapting and improving the nutritional status of patients in hospitals can accelerate recovery, help prevent future health problems and reduce costs. The business of Medical Nutrition is conducted by affiliated companies in 47 countries with 2,127 employees worldwide as of December 31, 2005. Medical Nutrition offers high-quality medical nutrition products, devices and services ranging from standard to disease-specific products that improve health and quality of life for all age groups. This broad range of supplements, enteral tube feedings and food provides essential nutrients for good nutrition when illness or disabilities limit a person's ability to eat a balanced diet. These products include the oral nutritional liquid supplement Boost as well as Compat, a range of devices to deliver tube feeds to the gastrointestinal tract. In February 2005, we reached a settlement with the US Attorney for the Southern District of Illinois in connection with the federal government's investigation of the enteral nutrition industry. See "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings." In February 2004, we completed the acquisition of the adult medical nutrition business of the Bristol-Myers Squibb Company subsidiary Mead Johnson & Company for a total cost of $385 million.

  •
  Since 1928, Gerber (formerly Infant & Baby) has been committed to helping parents raise happy, healthy babies. Gerber does extensive scientific research aimed at understanding and improving infant and toddler nutrition and development. It is the leading baby food brand in the US with more than 200 food products. Gerber products are also marketed in several other countries. The business of Gerber is conducted by affiliated companies in more than 50 countries with 4,539 employees as of December 31, 2005. Through its "Start Healthy, Stay Healthy" campaign, Gerber continues to proactively address the obesity epidemic in the US. Together with the American Dietetic Association, Gerber introduced a set of dietary guidelines for babies and toddlers under the age of two years. The aim of Start Healthy, Stay Healthy is to provide parents and nutrition professionals with practical advice about the importance of beginning, and how to instill, healthy eating habits early in life. The product line of Gerber also includes a baby care line featuring nursing and feeding aids, wellness products such as lotions and washes as well as life insurance.

  •
  CIBA Vision is a world leader in the research, development, manufacturing and marketing of optical and ophthalmic products and services, including contact lenses and lens care products. The business of CIBA Vision is conducted by affiliated companies in nearly 40 countries with 5,788 employees as of December 31, 2005. CIBA Vision is committed to the research and development of innovative products, processes and systems. R&D efforts have produced lenses such as O2OPTIX, which are high-oxygen, breathable lenses, and NIGHT&DAY, which are high-oxygen extended wear lenses that can be worn for up to 30 continuous nights and days. We are also the world's leading provider of cosmetic contact lenses to change and enhance eye color through products such as FreshLook ColorBlends lenses. In lens care, CIBA Vision has developed many innovative products, particularly multi-purpose solutions in one bottle such as AQuify/SOLO-care AQUA.

Principal Markets

        The principal markets for the Consumer Health Division are the US and Europe. The following table sets forth the aggregate 2005 net sales of the Consumer Health Division by region:

Consumer Health
	Net Sales 2005
	($ millions)	(%)
United States	3,220	44
Americas (except the United States)	647	9
Europe	2,582	36
Rest of the World	807	11

Total	7,256	100

        Sales of our OTC Business Unit are marked by a high degree of seasonality, with our cough, cold and allergy brands significantly impacted by the timing and severity of the annual cold and flu and allergy seasons. Sales of our Animal Health Business Unit also fluctuate seasonally, and can be significantly affected by climatic and economic conditions, and by changing health or reproduction rates of animal populations. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        OTC: Our OTC Business Unit has a manufacturing and supply infrastructure comprised of the Business Unit's own plants, strategic third party suppliers and other Novartis Group plants (which are predominantly owned and operated by the Pharmaceuticals Division). The primary OTC plants are located in Lincoln, Nebraska; Nyon, Switzerland; and Humacao, Puerto Rico.

        Animal Health: Approximately 80% of our production volume is manufactured by third parties and Novartis affiliates in other Divisions or Business Units. Animal Health has production facilities of its own located around the world, with main sites in Wusi Farm, China; Dundee and Braintree (UK); Larchwood, Iowa (US); and Huningue, France.

        Medical Nutrition: Our Medical Nutrition Business Unit has a manufacturing and supply infrastructure comprised of the Business Unit's own plants as well as strategic third party suppliers and other Novartis Group plants. The most significant of the dedicated Medical Nutrition plants are located in Minneapolis, Minnesota and Osthofen, Germany.

        Gerber: Gerber operates its own production facilities in North America, South America and Eastern Europe for nutrition and Baby Care products. Major production sites are in Fremont, Michigan; Fort Smith, Arkansas; Reedsburg, Wisconsin; Querétaro, Mexico and Rzeszow, Poland. In addition, we contract with 17 companies for the manufacture of our nutrition products, and with 48 companies for our Baby Care products.

        CIBA Vision: CIBA Vision has major production facilities in Batam, Indonesia; Duluth, Georgia; Des Plaines, Illinois; Grosswallstadt, Germany; Cidra, Puerto Rico; Singapore; and Mississauga, Canada.

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

        While production practices may vary from Business Unit to Business Unit, we generally obtain our raw materials from sources around the world. We depend to a large extent on suppliers for the raw materials, intermediates and active ingredients. To limit the volatility of prices charged to us for raw materials, where practical and beneficial, we make use of long term supply agreements. We also proactively monitor markets and developments that could have an adverse effect on the supply of essential materials.

Marketing and Sales

        OTC: OTC aims to be a leading global participant in fulfilling the needs of patients and consumers for self-medication health care. Strong, leading brands, science-based products and in-house marketing and sales organizations are key strengths in pursuing this objective. We engage in general public relations activities, including media advertisements, brand websites and other direct advertisements of brands, to the extent permitted by law in each country. We distribute our products through various channels, such as pharmacies, food, drug and mass retail outlets.

        Animal Health: Animal Health's products are mostly prescription-only treatments for both farm and companion animals. The major distribution channel is veterinarians either directly or through wholesalers of veterinary products. Primary marketing efforts are targeted at veterinarians using such marketing tools as targeted personal selling, printed materials, direct mail, advertisements, articles in the veterinary special press, and conferences and educational events for veterinarians. In addition, we engage in general public relations activities, including media advertisements, brand websites and other direct advertisements of brands, to the extent permitted by law in each country.

        Medical Nutrition: The majority of the Medical Nutrition Business Unit's net sales (excluding Nutrition & Santé) are to health care delivery settings such as hospitals and nursing homes as well as home health care and group purchasing organizations. Our products are also used independently by patients at home. As a result of the acquisition of the global adult medical nutrition business of Mead Johnson & Company, we also have a significant level of retail business, principally in the US market. This retail business benefits from a collaboration with the Gerber sales force of our Gerber Business Unit, which markets the Boost brand in the US retail channel. In addition, in the US, outpatient consumers can purchase our products directly through our Walgreens partnership, by means of a toll-free telephone call or the Internet.

        Gerber: The mission for the Gerber Business Unit is to leverage our brand leadership of trust in helping parents nurture happy, healthy babies into the leading infant and baby brand around the world. In 2004, Gerber continued converting glass jars to plastic containers for its nutrition products. This major innovation is a result of consumer data, which clearly indicates the preference for plastic as a better fit for today's active parents and families in the US. Gerber will continue to work with the government and experts in the field of nutrition with respect to its "Start Healthy, Stay Healthy" campaign to help parents start their babies off on a lifetime of healthy eating habits. Strong brands, product development based on sound nutrition principles, and in-house marketing and sales organizations are some of our key strengths. Gerber products are distributed through food, drug and mass merchandiser retail outlets.

        CIBA Vision: In most countries, contact lenses are available only by prescription. CIBA Vision lenses can be purchased from eye care professionals and optical chains subject to country regulation. CIBA Vision's lens care products can be found in major drug, food, mass merchandising and optical retail chains in the United States, Europe, Japan and elsewhere. In addition, mail order and Internet sales are becoming increasingly important channels in major markets worldwide. While eye care professionals have traditionally been CIBA Vision's primary marketing focus, that focus has been shifting toward direct-to-consumer initiatives including free trials and coupons, as well as consumer advertising.

Competition

        The global market for products of the type sold by our Consumer Health Division is highly competitive, and we compete against other major international corporations with substantial financial and other resources. Competition within the industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development.

Research and Development

        OTC: In OTC, the focus of research and development activities is primarily on dermatology, analgesics, cough, cold, allergy, gastrointestinal, minerals, and cardiovascular risk reduction (through smoking cessation programs). OTC also works closely with the Pharmaceuticals Division to evaluate appropriate products that can be switched from prescription to OTC status. The development of line extensions to leverage brand equities is also of high importance. These extensions can take many forms including new flavors, new galenical forms and more consumer-friendly packaging.

        Animal Health: Novartis Animal Health has dedicated research and development facilities in Switzerland, North America and Australia. The main focus for research is identification of potential new parasiticides. In addition, in the US and Canada, we devote resources to the quest for new vaccines for farm animals and farmed fish. In addition, our researchers exploit synergy with other Novartis businesses and also collaborate with external partners to develop veterinary therapeutics. Drug delivery projects, some in collaboration with external partners, concentrate on our key treatment areas and aim to improve efficacy and ease of use.

        Medical Nutrition: The Medical Nutrition research and development function is responsible for generating new products and therapies based on the needs of the market. Concepts are developed into prototypes using new and existing ingredients, processes, and packaging. Prototypes are scaled from bench top to pilot plant to production scale. Product attributes are validated through clinical trials under the direction of our Research and Development team, in order to determine whether the product is safe and well-tolerated. Label claims, label designs, and regulatory compliance issues are also addressed. On-going product quality is monitored and improved through specification development, testing, and corrective and preventative action.

        Gerber: Gerber has a Research and Development department which uses a multi-faceted approach to deliver consumer innovation by developing new processes, products and packaging for the nutrition, Baby Care and Wellness franchises. In addition, Gerber Research and Development oversees research regarding the needs of infants and their development. For example, as a part of the "Start Healthy, Stay Healthy" campaign, Gerber's Feeding Infants and Toddlers Study (FITS) analyzed the feeding habits and nutrient intake of a cross-sectional, random sample of more than 3,000 US children ranging from 4 to

24 months of age. The results of this Study were published in January 2004, in a special supplement to the Journal of the American Dietetic Association. Gerber commissioned the survey in response to the growing obesity epidemic in the US, in order to better understand eating habits early in life when they are being formed. FITS is the largest scientific study of its kind ever conducted and fills a critical gap in knowledge. The findings have formed the core of the "Start Healthy, Stay Healthy" campaign.

        CIBA Vision: The research results of other Novartis affiliates provide CIBA Vision with new chemical compounds for future products and access to developments in biotechnology. These resources are complemented by CIBA Vision's internal research and development capabilities, licensing agreements and joint research and development partnerships with third parties. For contact lenses our key focus is in three areas: daily disposable contact lenses, silicone hydrogel lenses for continuous or daily wear and an ongoing expansion of our cosmetic and color lenses. In lens care, our development efforts focus on making our lens care solutions more convenient to use, while ensuring that the solutions provide the safety and cleaning power needed to help maintain ocular health.

        In 2005, the Consumer Health Division invested $291 million in research and development, which amounted to 4.0% of net sales. We have long-term research commitments totaling $126 million in the aggregate as of December 31, 2005. We intend to fund these expenditures from internally generated resources.

Regulation

        OTC: For OTC products, the regulatory process for bringing a product to market consists of preparing and filing a detailed dossier with the appropriate national or international registration authority and obtaining approval in the US or registration in the EU and the rest of the world. See "Pharmaceuticals—Regulation." In the US, in addition to the NDA process which is also used to approve prescription pharmaceutical products, an OTC product may be sold if the FDA has determined that the product's active ingredient is generally recognized as safe and effective. FDA makes this determination through a regulatory process known as the OTC Review. In the OTC Review, the FDA establishes, in a series of monographs, the conditions under which particular active ingredients may be recognized as safe and effective for OTC use. Pharmaceutical companies can market products containing these active ingredients without the necessity of filing an NDA and going through its formal approval process, so long as the company complies with the terms of the published monograph. Most countries also have a regulatory process for switching a particular pharmaceutical product from prescription to OTC status. These processes vary from country to country.

        Animal Health: The registration procedures for animal medicines are similar to those for human medicines. An animal drug application for product registration must be accompanied by extensive data on target animal and user safety, environmental fate and toxicology, efficacy in laboratory and clinical studies, information on manufacturing, quality control and labeling as well as on residues and food safety if applied to food producing animals. In the US, animal health products are generally regulated by the FDA's Center for Veterinary Medicine. Certain product categories are regulated by the Environmental Protection Agency (EPA), and vaccines are under the control of the US Department of Agriculture (USDA). In the EU, veterinary medicinal products need marketing authorization from the competent authority of a member-state (national authorization) or from the EU Commission (community authorization) following either the Centralized Procedure, Mutual Recognition Procedure or the new Decentralized Procedure. See "Pharmaceuticals—Regulation." In Japan, veterinary medicinal products are approved by the Ministry of Agriculture, Forestry and Fisheries (MAFF). The application, including supplementary local trial data, is reviewed by the MAFF and a General Investigation Committee, a Special Investigation Committee and a Permanent Investigational Committee before authorization is granted. In addition, any product that is intended for food animals or fish is reviewed by the Food Safety Commission, which was newly established in July 2003, to evaluate the risks to human health of any composition in the products.

        Medical Nutrition, Gerber: Foodstuffs are highly regulated in order to protect the public health. The following areas are generally subject to international and national food regulations: development, manufacturing, packaging, quality (food standards, ingredients), safety, labeling and advertising of foods. Many countries require food products to be registered in order to document the safety and nutrition of imported food products. These nutritional need standards are determined based on independent, peer-reviewed research, or by studies sanctioned by authorities such as the US Department of Health and Human Services. In the US, agencies such as the FDA, the USDA, and the EPA are responsible for providing safety specifications and otherwise regulating our products and ingredients. The FDA and USDA have issued regulations and standards regarding the use of specific ingredients in certain types of food products, including which ingredients are allowed, and at what level, as well as ingredients that may be required in certain products. In addition, these agencies regulate food product labeling and the claims which can be made regarding food products. In the US, the Medical Nutrition Business Unit's products are covered by FDA regulations covering medical foods, dietary supplements and medical devices. Gerber food products are specifically designed to meet the nutritional needs of infants and toddlers in the regions where they are sold and to meet or exceed requirements of the local regulatory agencies. In addition, in the US, the Consumer Product Safety Commission is responsible for overseeing the safety of Gerber's baby care products.

        CIBA Vision: Contact lenses, surgical devices and lens care products are regulated as medical devices in the US, the EU and Japan. These jurisdictions each have risk-based classification systems that determine the type of information which must be provided to the local regulators in order to obtain the right to market a product. In the US, all devices must receive pre-market approval by the FDA. There are two review procedures to gain this pre-market approval: a pre-market application (PMA) and a 510(k) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Certain products, however, may qualify for a submission authorized by Section 510(k) of the US Food, Drug and Cosmetic Act. Under this procedure, the manufacturer gives the FDA a pre-market notification that it intends to commence marketing the product, and that it has established that the product is substantially equivalent to another product already on the market.

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

        Our Consumer Health businesses also sell products which are not currently covered by patents. Some of these products have never been patent-protected and others have lost protection due to patent expiry.

        CIBA Vision has settled all patent litigation against Bausch & Lomb regarding patents covering silicone hydrogel long-term wear contact lenses (the "Nicolson" patents). The settlement requires Bausch & Lomb to pay CIBA Vision a royalty on their PureVision™ sales until 2014 in the US and until 2016 in other countries. As part of the settlement, Bausch & Lomb granted a royalty-free license to CIBA Vision for certain of its patents related to silicone hydrogel technology.

        Separately, Johnson & Johnson filed a suit against CIBA Vision in the US in September 2003, claiming that our silicone hydrogel product Focus NIGHT & DAY infringes a Johnson & Johnson packaging patent, and seeking a declaration that the launch of their Acuvue Advance® product does not infringe the Nicolson patents and/or that the patents are invalid. Similar cases filed by Johnson & Johnson in New Zealand and Australia resulted in the surrender of the Nicolson patent in New Zealand and Australia. A continuation application, which was not surrendered, remains pending in Australia. Furthermore, Johnson & Johnson filed another suit against CIBA Vision in the US in February 2005, seeking a declaration that the launch of their Acuvue Oasys® product does not infringe the Nicolson patents and/or that the patents are invalid. CIBA Vision has filed countersuits in both US cases, alleging infringement of the Nicolson patents by both products. These cases are still pending.

4.C  Organizational Structure

        The Novartis Group is a multinational group of companies specializing in the research, development, manufacturing and marketing of innovative health care products. Novartis AG, our Swiss holding company, owns, directly or indirectly, 100% of all significant operating companies. For a list of our significant operating subsidiaries, see note 33 to the consolidated financial statements.

        The Group was divided operationally into three Divisions: Pharmaceuticals, Sandoz and Consumer Health.

        Our Pharmaceuticals Division is organized into five Business Units: Primary Care, Oncology, Transplantation, Mature Products and Ophthalmics. However, because the Business Units of the Pharmaceuticals Division have common long term economic perspectives, common customers, common research, development, production and distribution practices, and a common regulatory environment, their financial data is not required to be separately disclosed.

        As of January 1, 2005, Sandoz became a separate Division organized as a Retail Generics business that also operates an Anti-Infectives business. Prior to January 1, 2005, Sandoz was a Business Unit of the Consumer Health Division.

        The Consumer Health Division is comprised of five Business units: OTC self medication, Animal Health, Medical Nutrition, Gerber and CIBA Vision. Financial data is not required to be disclosed separately since the results of operations of each of these businesses is not considered to be material to the Group.

        We intend to create a fourth Division—Vaccines & Diagnostics—following the anticipated completion of the acquisition of the remaining 56% of the shares in Chiron Corporation by the end of the first half of 2006. No guarantee can be made that Novartis will be successful in completing this transaction, which is subject to shareholder and regulatory approval.

4.D  Property, Plants and Equipment

        Our principal executive offices are located in Basel, Switzerland. Our Divisions and Business Units operate through a number of affiliates having offices, research facilities and production sites throughout the world.

        It is generally our policy to own our facilities. However, a few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2005, the total amount of indebtedness secured by these facilities was not material to the Group. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

        The following table sets forth our major production and research facilities.

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Taboão da Serra, Brazil	500,712 square meters	Capsules, tablets, syrups, suppositories, suspensions, creams, drop solutions, powders

Ringaskiddy, Ireland	532,000 square meters	Drug substances, intermediates

Basel, Switzerland—Klybeck	254,000 square meters	Drug substances, intermediates

Basel, Switzerland—St. Johann	219,000 square meters	Drug substances, intermediates, biotechnology

Basel, Switzerland—Schweizerhalle	237,000 square meters	Drug substances, intermediates

Stein, Switzerland	460,000 square meters	Steriles, tablets, capsules, transdermals

Grimsby, UK	929,000 square meters	Drug substances, intermediates

Suffern, NY	656,000 square meters	Tablets, capsules, transdermals

Horsham, UK	112,000 square meters	Tablets, capsules

Wehr, Germany	165,000 square meters	Tablets, creams, ointments

Torre, Italy	210,000 square meters	Tablets, biotechnology

Barbera, Spain	51,000 square meters	Tablets, capsules

Huningue, France	250,000 square meters (includes Animal Health facilities)	Suppositories, liquids, solutions, suspensions, biotechnology

Kurtkoy, Turkey	109,000 square meters	Tablets, capsules, effervescents

Sasayama, Japan	104,000 square meters	Capsules, tablets, syrups, suppositories, creams, drop solutions, powders

Sandoz
Kundl and Schaftenau, Austria	320,000 square meters (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 square meters (production and R&D facilities)	Biotech products and active drug substances

Barleben, Germany	95,000 square meters	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 square meters (production and R&D facilities)	Broad range of finished dosage forms

Broomfield, CO	60,000 square meters	Broad range of finished dosage forms

Radebeul, Germany	40,000 square meters	Broad range of finished dosage forms

Cambé, Brazil	32,000 square meters	Broad range of finished dosage forms

Wilson, NC	23,225 square meters	Broad range of finished dosage forms

Stryków, Poland	20,000 square meters	Broad range of finished dosage forms

Gebze, Turkey	15,000 square meters	Active drug substances

Palafolls, Spain	13,000 square meters	Injectable products

Kalwe, India	10,000 square meters	Broad range of finished dosage forms

Boucherville, Canada	4,600 square meters	Injectable products

Consumer Health
OTC
Lincoln, NE	44,870 square meters	Liquids, creams and tablets

Nyon, Switzerland	14,700 square meters (production and R&D facilities)	Liquids and creams

Humacao, Puerto Rico	8,000 square meters	Sugar coated tablets, small chocolate tablets, packaging of softgels

Animal Health
Wusi Farm, China	42,000 square meters	Insecticides, antibacterials, acaricides, powders

Dundee, UK	34,000 square meters	Packaging, formulation liquids, solids, creams, sterile filling

Larchwood, IA	29,700 square meters (production and R&D facilities)	Veterinary immunologicals

Braintree, UK	10,000 square meters	Veterinary immunologicals

Huningue, France	6,000 square meters	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

Medical Nutrition
Minneapolis, MN	33,500 square meters (production and R&D facilities)	Medical nutrition products

Osthofen, Germany	17,000 square meters (production and R&D facilities)	Medical nutrition and Nutrition & Santé products

Infant & Baby
Fremont, MI	107,000 square meters (production and R&D facilities)	Gerber jarred baby food, fruit and vegetable juices, dry boxed cereal

Fort Smith, AR	80,451 square meters	Gerber jarred baby food, dry cereal

Querétaro, Mexico	205,000 square meters	Gerber jarred baby food, fruit and vegetable juices, dry canned and bagged cereal

Reedsburg, WI	30,000 square meters	Baby Care products; spill-proof cups, bottles, nipples, breast pads, pacifiers, overcaps

Campo Grande, Brazil	89,000 square meters	Baby Care products; spill-proof cups, bottles, nipples, breast pads, pacifiers, overcaps

Rzeszow, Poland	45,000 square meters	Gerber baby food, fruit juice

CIBA Vision
Gelang Patah Johor, Malaysia	Under construction	Contact lenses

Singapore	19,200 square meters	Contact lenses

Pulau Batam, Indonesia	19,000 square meters	Contact lenses

Duluth, GA	34,000 square meters	Contact lenses

Des Plaines, IL	27,400 square meters	Freshlook product line

Grosswallstadt, Germany	23,000 square meters	Contact lenses

Cidra, Puerto Rico	6,100 square meters	Contact lenses

Toronto, Canada	14,500 square meters	Lens care products

Major Research and Development Facilities:
Pharmaceuticals
East Hanover, NJ	177,398 square meters	General pharmaceutical products

Cambridge, MA	75,300 square meters	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000 square meters	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000 square meters	General pharmaceutical products

Vienna, Austria	39,000 square meters	Dermatology

Tsukuba, Japan	20,600 square meters	General pharmaceutical products

Horsham and London, UK	37,700 square meters	Respiratory and nervous system diseases

Sandoz
Kundl and Schaftenau, Austria	320,000 square meters total area (production and R&D facilities)	Biotech processes, innovations in antibiotic technologies

Menges, Slovenia	131,000 square meters (production and R&D facilities)	Biotech products and active drug substances

Ljubljana, Slovenia	83,000 square meters (production and R&D facilities)	Broad range of finished dosage forms

Dayton, NJ	29,000 square meters	Broad range of finished dosage forms

Holzkirchen, Germany	17,200 square meters	Broad range of innovative dosage forms, including implants and transdermal therapeutic systems

Kolshet, India	5,000 square meters	Generic pharmaceuticals

Boucherville, Canada	4,377 square meters	Injectable products

Consumer Health OTC
Lincoln, NE	44,870 square meters	Liquids, creams and tablets

Nyon, Switzerland	14,700 square meters (production and R&D facilities)	Over-the-counter medicine products

Animal Health
St. Aubin, Switzerland	26,000 square meters	Parasiticides

Larchwood, IA	29,700 square meters (production and R&D facilities)	Veterinary immunologicals development

Yarandoo, Australia	3,250 square meters	Animal Health products

Medical Nutrition
Minneapolis, MN	33,500 square meters (production and R&D facilities)	Medical nutrition products

Osthofen, Germany	17,000 square meters (production and R&D facilities)	Medical nutrition and Nutrition & Santé products

Infant & Baby
Fremont, MI	107,000 square meters (production and R&D facilities)	Baby food products

CIBA Vision
Duluth, GA	9,000 square meters	Vision-related medical devices

        Progress is being made in the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. Research now accounts for a greater proportion of our activities at the site, and changes need to be made to the Campus, since the site is currently designed primarily for pharmaceuticals production. To date, the total amount paid and committed to be paid on the Campus Project is $328 million. We expect that, through 2011, we will spend more than $1.5 billion at the Campus and to transfer production facilities from the Campus to other sites in the Basel region. We intend to fund these expenditures from internally developed resources.

        Work has begun at our Pharmaceuticals Division's US headquarters in East Hanover, New Jersey to create a world class campus to support our growth. The first phase is planned for completion in 2007 and will create 900 office work stations. Further site development plans covering the next 5 years to create additional office and parking capacity are currently under study. Total capital spending in 2005 reached $70 million with an additional $120 million planned for 2006.

        In January 2005, our Pharmaceuticals Division began construction of a new facility in Stein, Switzerland which will be used to manufacture sterile medication for use in clinical studies. We expect to spend approximately $114 million in the construction of this facility.

        In May 2005, CIBA Vision opened a newly-constructed contact lens manufacturing and distribution facility in Singapore. This facility was constructed at a cost of $83 million.

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

        Our expenditures related to capital investments for environmental, health and safety compliance measures were approximately $57 million in 2005 ($15 million for environment), $79 million in 2004 ($10 million for environment) and $88 million in 2003 ($12 million for environment). In addition, Hexal and Eon Labs reported capital expenditures of $4.2 million for the full year of 2005 ($2.3 million for environment) for environmental, health and safety compliance measures. While we cannot predict with certainty our aggregate capital environmental investments in 2006, based on current information and existing assets, we estimate that such aggregate expenditures will be comparable to the 2005 figure.

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

Item 4A.    Unresolved Staff Comments

        Not applicable

Item 5.    Operating and Financial Review and Prospects

5.A  Operating Results

        The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this Form 20-F. The consolidated financial statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards (IFRS). Please see "Item 18. Financial Statements—note 34" for a discussion of the significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP).

        Following the adoption of a number of new International Financial Reporting Standards (IFRS) from January 1, 2005, as required by IFRS, the 2004 and 2003 consolidated financial statements have been restated to account for the new accounting standards that have retrospective application. Not all of the new accounting standards required retrospective application of the new accounting and reporting requirements.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, pro forma 2004 and 2003 consolidated income and cash flow statements are provided that include additional adjustments compared to the audited restated 2004 and 2003 consolidated income and cash flow statements.

Overview

        We are a world leader both in sales and in innovation in our core businesses: pharmaceuticals, generics and consumer health, which includes, OTC self-medication, animal health, medical nutrition, infant and baby foods and products, and eye care products, with global net sales of $32.2 billion in 2005. We aim to hold a leadership position in all of our businesses.

        Novartis AG was formed in 1996 out of a merger of two global participants in the pharmaceutical and agrochemical industries, Sandoz AG and Ciba-Geigy AG. Accounting for the merger under IFRS was based on a uniting of interests and therefore did not result in any goodwill nor in any goodwill amortization. Under US GAAP, the merger is accounted for as a purchase of Ciba-Geigy AG by Sandoz

AG. For a discussion of the significant differences between IFRS and US GAAP purchase accounting, see "Item 18. Financial Statements—note 34."

        In November 2000, we spun off our Crop Protection and Seeds businesses and merged them with Astra Zeneca plc's Zeneca Agrochemicals to create Syngenta AG, a public company.

Factors affecting results

        The global health care market is growing rapidly due to a number of reasons, particularly the aging population in developed countries, unmet needs in many therapeutic areas (such as cancer and cardiovascular disease), the adoption of more industrialized lifestyles in emerging economies, and increased consumer demand fueled by broad and rapid access to information. At the same time, the health care industry is under increasing pressure to reduce costs as payors in the public and private sectors seek to curb rising health care costs.

        Our revenues are directly related to our ability to identify and develop high-potential products and to bring them to market quickly and effectively. Efficient and productive research and development is crucial in this environment since Novartis, like its competitors, searches for efficacious and cost-efficient pharmaceutical solutions to health problems. The resource requirements to access the full range of new technologies has been one reason for industry consolidation as well as for the increase in collaborations between leading companies and niche players at the forefront of their particular technology areas. The growth in new technology, particularly genomics, is expected to have a fundamental impact on the pharmaceutical industry and upon our future development.

        In addition, competitive conditions have intensified as a result of regulation, price reductions, reference prices, parallel imports, higher patient co-payments and increased pressure on physicians to reduce their prescribing of prescription medicines. Pressure on our Pharmaceuticals Division and other pharmaceutical companies to lower prices is expected to increase primarily due to government initiatives to reduce patient reimbursement, restrict prescribing levels, increase the use of generics and impose overall price cuts. The introduction of technologically innovative products and devices by competitors and growing product distribution and importation anomalies, mainly in the EU, pose additional challenges.

        Competition in the generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name pharmaceutical companies have taken aggressive steps to counter the growth of the generics industry. Certain brand-name pharmaceutical companies continue to sell their products to the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No significant regulatory approvals are required for a brand-name pharmaceutical manufacturer to sell directly or through a third party to the generic market. In addition, certain brand-name pharmaceutical companies continually seek new ways to delay generic introductions and to decrease the impact of generic competition. These efforts by the brand-name pharmaceutical industry have had, and likely will continue to have, a negative effect on the results of operations of our Sandoz Division.

        Under US law, the Food and Drug Administration (FDA) must award 180 days of market exclusivity to the first generic manufacturer who challenges the patent of a branded product. However, recent changes in the Hatch-Waxman Act may affect the availability of this market exclusivity in the future. These amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

        At times we seek approval to market generic products before the expiration of patents held by others for those products, based upon our belief that such patents are invalid, unenforceable, or would not be infringed by our products. As a result, our Sandoz Division often faces significant patent litigation. If we are unsuccessful in such litigation, then our ability to launch new products will be substantially limited. In addition, depending upon a complex analysis of a variety of legal and commercial factors, we may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision or while an appeal of a lower court decision is pending. Should we elect to proceed in this manner, we could face substantial patent liability damages if the final court decision is adverse to us.

        Exchange rate exposure also affects our results since we have both sales and costs in many currencies other than the US dollar, our reporting currency. This gives rise to both transaction exposure in subsidiary financial statements due to foreign currency denominated transactions and translation exposure from converting non-US dollar subsidiary results and balance sheets into our US dollar consolidated financial statements. Our results have not been significantly affected by inflation.

Critical Accounting Policies and Estimates

        Our principal accounting policies are set out in note 1 of our consolidated financial statements and conform to International Financial Reporting Standards (IFRS). Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

Revenue

        We recognize revenue for product sales when title and risk of loss for the products are transferred to the customer. At the time of the sale, we also record estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns. Sales deductions are reported as a reduction of revenue.

        Deductions from Revenues:    As is typical in the pharmaceutical industry, our gross sales are subject to various deductions, primarily comprised of rebates and discounts to retail customers, government agencies, wholesalers and managed health care organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. We report these adjustments as a reduction of Gross Sales to arrive at Net Sales.

        The following briefly describes the nature of each deduction and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions. However, in a number of countries outside the US, including major European countries, we provide rebates to government entities. These rebates are often legislatively mandated. The following makes specific references to the US market, and where applicable, to our Pharmaceuticals Division's US subsidiary, Novartis Pharmaceuticals Corporation (NPC).

  •
  The US Medicaid program is a state government-administered program that uses state and federal funds, to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditures for prescription drugs. Under the rebate program, we have signed an agreement to provide a rebate on drugs paid for by a state. We calculate provisions for estimating Medicaid rebates using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual state agreements. We adjust these provisions based upon the established processes for re-filing data with the individual states. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Since Medicaid rebates are typically billed up to six months after the products are dispensed to patients, any rebate adjustments may involve revisions of provisions for several periods.

  •
  Our subsidiaries in the US participate in prescription drug savings programs (industry and government sponsored) that offer savings to eligible patients. These savings vary based on a patient's current drug coverage and personal income levels. Provisions for the subsidiaries' obligations under these programs are based on historical experience, trend analysis and current program terms. On January 1, 2006, an additional prescription drug benefit was added to the US

    Medicare program. Under that program, individuals that have dual Medicaid/Medicare drug benefit eligibility were to have their Medicaid prescription drug coverage replaced on January 1, 2006 by the new Medicare Part D coverage, provided through private prescription drug plans. The changes will lead to a significant shift of plan participants between programs in which the subsidiaries participate. The estimated impact of this shift that is related to 2005 sales has been reflected in our sales provisions at the end of 2005.

  •
  Wholesaler chargebacks relate to contractual arrangements that certain of our subsidiaries have with several indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract discount price. We calculate provisions for estimated chargebacks using a combination of factors such as historical experience, product growth rates and the specific terms in each agreement. We then account for wholesalers' chargebacks by reducing accounts receivable. We generally settle wholesaler chargebacks within three months of the date the liability is incurred.

  •
  We offer customer rebates to key managed health care plans, group purchasing organizations and other direct and indirect customers to sustain and increase our product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, we estimate rebates based on the specific terms in each agreement, historical experience and product growth rates. We consider the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjust the provision periodically to reflect actual experience.

  •
  In order to evaluate the adequacy of ending provision balances, we use both internal and external estimates of the level of inventory in the distribution channel and of the rebate claims processing lag time. External data sources include periodic reports of wholesalers and third party market data which we purchase. Management internally estimates the inventory level in the retail channel and in transit.

  •
  When we sell a product which the customer has the right to return, we record a provision for estimated sales returns, which we estimate through a comparison of historical return data to related sales. We also consider other factors such as product recalls and, in the case of NPC, introductions of generic products. In the US, we use historical rates of return and we adjust for known or expected changes in the marketplace when appropriate. Sales returns amount to approximately 1% of gross product sales.

  •
  Our policy relating to supply of pharmaceuticals products is to maintain inventories on a consistent level from year to year based on the pattern of consumption. A process exists at NPC to monitor on a monthly basis inventory levels at wholesalers based on the gross sales volume, prescription volumes based on third party data and information received from the key wholesalers. Based on this information, the inventories on hand at wholesalers and other distribution channels in the US as of December 31, 2005 were estimated to be approximately one month. We believe the third party data sources of information are sufficiently reliable. However their accuracy cannot be verified.

  •
  At the end of 2005, NPC was engaged in negotiations concerning amendments to existing agreements with US pharmaceutical wholesalers. These potential agreements cover items such as product returns, timing of payment, processing of chargebacks, provision of inventory data and the quantity of inventory held by the respective wholesaler. These agreements, if finalized during 2006, would provide a financial disincentive for these wholesalers to purchase quantities of product in excess of what is necessary to meet current demand, and should help to create a more efficient pharmaceutical supply chain.

  •
  We offer cash discounts to customers in the US and certain other countries to encourage prompt payment. We accrue cash discounts, which in the US are typically 2% of gross sales, at the time of invoicing.

  •
  We generally grant shelf-stock adjustments to customers, based on each customer's existing inventory, following decreases in the invoice or contract price of the related product. Provisions for shelf-stock adjustments, which are primarily relevant within our Sandoz Division, are determined at the time of the price decline or at the point of sale if a price decline is reasonably estimable and are based on estimated inventory levels.

  •
  We also offer other sales discounts, such as consumer coupons and discount cards. We record these discounts at the time of sales, or when the coupon is issued and they are estimated utilizing historical experience and the specific terms for each program.

  •
  We generally record discounts, rebates or other deductions shown on the invoice as a reduction in the gross to net sales value and they do not pass through the provision account.

        The following tables show the worldwide extent of rebates made and payment experiences for Novartis:

Provision for revenue deductions

				Income Statement charge
						Provisions offset against accounts receivable
	Provisions at January 1, 2005		Payments	Adjustments of prior years	Current year		Provisions at December 31, 2005
	($ millions)		($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving cards	321		(618)	(1)	795		497
US managed health care rebates	156		(398)	28	470		256
Other health care plans & programs (non US) rebates	17		(66)		84		35
Chargebacks including hospital chargebacks	316	(1)	(1,610)	1	1,672	(379)
Direct discounts, cash discounts & other rebates	170	(1)	(646)	(2)	800	(256)	66
Sales returns & other deductions	396		(395)	(9)	416		408

Total	1,376		(3,733)	17	4,237	(635)	1,262

(1)
At January 1, 2005, $350 million of chargebacks and cash discounts were deducted from accounts receivable.

Gross to Net sales reconciliation

	Income Statement charge
	Charged through revenue deductions provisions 2005	Charged directly without being recorded in revenue deductions provisions 2005	Total 2005	In % of gross sales
	($ millions)	($ millions)	($ millions)
Gross sales subject to deductions			38,844	100.0
US Medicaid & Medicare and State program rebates & credits including prescription drug saving cards	(794)		(794)	(2.0)
US managed health care rebates	(498)		(498)	(1.3)
Other health care plans & programs (non US) rebates	(84)	(12)	(96)	(0.2)
Chargebacks including hospital chargebacks	(1,673)	(109)	(1,782)	(4.6)
Direct discounts, cash discounts & other rebates	(798)	(1,492)	(2,290)	(5.9)
Sales returns & other deductions	(407)	(765)	(1,172)	(3.0)

Total gross to net sales adjustments	(4,254)	(2,378)	(6,632)	(17.0)

Net sales			32,212	83.0

Other Revenue

        We also generate revenue from out-licensing and co-promotion arrangements. We record royalty income and revenues from licensing and co-promotion activity as other revenues in our consolidated income statement. We estimate royalty and co-promotion income estimates in advance of their collection using historical and forecasted trends. Royalties tend to be linked to levels of sales by a third party. We record initial payments and other similar non-refundable payments received under licensing and co-promotion agreements as deferred revenue which are recognized over the estimated performance periods established in the agreements. We recognize non-refundable milestone payments in such agreements as revenue upon achievement of specified agreed criteria.

Impairment of long-lived assets

        We regularly review long-lived assets, including identifiable intangible assets and goodwill for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, we make estimates of the future cash flows we expect will result from the use of the asset and its eventual disposal. Goodwill and in-process research and development and acquired development projects not yet ready for use are subject to impairment review at least annually. We review other long-lived assets for impairment when there is an indication that an impairment may have occurred. If the balance sheet carrying amount of the asset exceeds the higher of its value in use to Novartis or its anticipated fair value less cost of sale, we will recognize an impairment loss for the difference. The impairment analysis is principally based upon estimated discounted future cash flows. Actual outcomes could vary significantly from such estimates of discounted future cash flows. In particular, the development of discounted future cash flows for intangible assets under development, involves highly sensitive assumptions specific to the nature of our activities such as:

  •
  Outcome of research and development activities (compound efficacy, results of clinical trials, etc.)

  •
  Probability of obtaining regulatory approval

  •
  Long-term sales forecast period of up to 20 years

  •
  Selling price erosion rates after end of patent protection due to generic competition

  •
  Behavior of competitors (launch of competing products, marketing initiatives, etc.)

        Factors such as lower-than-anticipated sales for acquired products or for sales associated with capitalized patents and trademarks, or lower-than anticipated future sales resulting from acquired research and development, or the closing of facilities or changes in the planned use of buildings, machinery or equipment, could result in shortened useful lives or impairment. Changes in the discount rates used for these calculations also could lead to impairments. Additional information on the US GAAP carrying values of trademarks, product and marketing rights is presented in Note 34.4 to the consolidated financial statements.

Fair value or impairments adjustments on financial instruments

        We have extensive investments in marketable securities and have significant derivative financial instrument positions. These are held mainly, but not exclusively, for hedging underlying positions. Depending on the development of equity and derivative markets, it may be necessary to recognize impairments on the marketable securities or losses on the derivative positions in our consolidated income statement.

Investments in associated companies

        We have investments in associated companies (defined generally as investments of between 20% and 50% of a company's voting shares or in a company over which we otherwise have significant influence) that are accounted for using the equity method. Due to the various estimates that have been made in applying the equity method, the amounts recorded in the consolidated financial statements in respect of Roche Holding AG and Chiron Corporation may require adjustments in the following year after more financial and other information becomes publicly available. We announced in October 2005 that the independent Directors on the Board of Directors of Chiron Corporation have recommended that shareholders approve an offer by Novartis to acquire the remaining 56% of Chiron that we do not own. There can be no guarantee that this acquisition, which requires shareholder and regulatory approvals, can be completed. If the acquisition is successful, Chiron would become a wholly-owned subsidiary of the Novartis Group and would no longer be accounted for as an associated company.

Retirement benefit plans

        We sponsor pension and other retirement plans in various forms covering employees who meet eligibility requirements. These plans cover a significant number of our employees. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases, as determined by our management within certain guidelines. In addition, our actuarial consultants use statistical information such as withdrawal and mortality rates for their estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in gains or losses in our Statement of Recognized Income and Expense. The differences could have a significant impact on our total equity.

Litigation and product liability provisions

        A number of our subsidiaries are subject to litigation and product liability claims arising out of the normal conduct of their businesses. As a result, claims could be made against them that might not be covered by existing provisions or by external insurance coverage. We believe that the outcomes of such actions, if any, would not be material to our financial condition but could be material to future results of operations and cash flows in a given period.

Environmental provisions

        We have provisions for environmental remediation costs. The material components of the environmental provisions consist of estimated costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe, in each case where it is probable that we are required or obligated to do so. Future remediation expenses are affected by a number of uncertainties that include, but are not limited to, the method and extent of remediation, the percentage of waste material attributable to us at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. We believe that our total provisions for environmental matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, we cannot guarantee that additional costs will not be incurred beyond the amounts provided. We cannot predict the effect of resolution of environmental matters on results of operations due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. We believe that such additional amounts, if any, would not be material to our financial condition but could be material to future results of operations and cash flows in a given period.

Goodwill under US GAAP

        Since 2004, for US GAAP purposes we no longer amortize goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 Goodwill and Other Intangible Assets. SFAS 142 requires us to perform an annual review of our US GAAP goodwill for impairment. Based on this annual review, we recognize impairment losses if necessary. In particular, just under US GAAP, we have goodwill relating to Gerber Products with a carrying amount of $2.9 billion at December 31, 2005. As required, we performed our annual impairment test of goodwill in 2005, which did not require us to record an impairment charge. The process of evaluating goodwill involves making adjustments and estimates relating to the projection and discounting of future cash flows. This evaluation is sensitive to changes in the discount rate. An increase to discount rates is likely to result in a significant impairment charge under US GAAP.

Compliance with the Sarbanes-Oxley Act of 2002 on internal control over financial reporting

        In line with domestic US registrants with the Securities and Exchange Commission (SEC), in 2004 we successfully completed our assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. In 2005, we repeated this assessment and obtained a report from our independent auditors. No material weaknesses were revealed in either 2004 or 2005 from this review of our internal control over financial reporting. See "Item 15. Controls and Procedures" for a more detailed discussion of our assessment.

2004 and 2003 Pro Forma Consolidated Financial Information

        We adopted a number of new International Financial Reporting Standards (IFRS) as of January 1, 2005. Certain of these new Standards required the retrospective application of new accounting and reporting requirements. As a result, as required by IFRS we have restated our 2004 and 2003 consolidated financial statements to account for the new standards that have retrospective application.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, we have provided pro forma 2004 and 2003 consolidated income and cash flow statements that include the following additional adjustments compared to the audited restated 2004 and 2003 consolidated income and cash flow statements. The discussions on income statement and cash flow items in this Operating and Financial Review principally compares 2005 with 2004, and 2004 with 2003 pro forma financial information.

        The following describes in detail the 2004 and 2003 pro forma adjustments:

IFRS 2 (Share-based compensation)

        As permitted by IFRS 2, we have restated our 2004 and 2003 audited consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma income statements include prior grants that would have had an impact on our 2004 and 2003 results had there been further retrospective restatements.

IFRS 3 (Business combinations)

        IFRS 3 requires non-amortization of goodwill arising from pre-March 31, 2004 business combinations only from January 1, 2005. The pro forma income statements exclude all goodwill amortization in 2004 and 2003.

IAS 38 (Intangible assets)

        IAS 38 (revised) requires that acquired R&D assets, such as those related to initial and milestone payments, be capitalized as intangible assets from January 1, 2005 even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. The pro forma income and cash flow statements adopt this policy for all of 2004 and 2003.

        The following is a summary of the above on our audited 2004 and 2003 restated consolidated income and cash flow statements:

2004 Pro Forma Consolidated Income Statement

	Note	2004 Restated	Adjustments	2004 Pro Forma
		($ millions)	($ millions)	($ millions)
Net sales		28,247		28,247
Other revenues		154		154
Cost of goods sold		(7,268)		(7,268)

Gross profit		21,133		21,133
Marketing & sales		(8,873)		(8,873)
Research & development	1	(4,171)	94	(4,077)
General & administration		(1,540)		(1,540)
Other income & expense	2	(397)	43	(354)

Operating income		6,152	137	6,289
Result from associated companies	3	68	109	177
Financial income		486	2	488
Interest expense		(261)		(261)

Income before taxes		6,445	248	6,693
Taxes	4	(1,065)	(27)	(1,092)

Net income		5,380	221	5,601

Attributable to
Shareholders of Novartis AG		5,365	221	5,586
Minority interests		15		15
EPS (USD)	5	2.28	0.09	2.37

2004 Pro Forma Consolidated Cash Flow Statement

	Note	2004 Restated	Adjustments	2004 Pro Forma
		($ millions)	($ millions)	($ millions)
Cash flow from operating activities	6	6,595	94	6,689
Cash flow used for investing activities	6	(3,217)	(94)	(3,311)
Cash flow used for financing activities		(2,997)		(2,997)
Translation effect on cash and cash equivalents		56		56

Net change in cash and cash equivalents		437	—	437

2003 Pro Forma Consolidated Income Statement

	Note	2003 Restated	Adjustments	2003 Pro Forma
		($ millions)	($ millions)	($ millions)
Net sales		24,864		24,864
Other revenues		66		66
Cost of goods sold		(6,457)		(6,457)

Gross profit		18,473		18,473
Marketing & sales		(7,854)		(7,854)
Research & development	1	(3,729)	74	(3,655)
General & administration		(1,381)		(1,381)
Other income & expense	2	126	(43)	83

Operating income		5,635	31	5,666
Result from associated companies	3	(279)	97	(182)
Financial income		621		621
Interest expense		(243)		(243)

Income before taxes		5,734	128	5,862
Taxes	4	(947)	(10)	(957)

Net income		4,787	118	4,905

Attributable to
Shareholders of Novartis AG		4,743	118	4,861
Minority interests		44		44
EPS (USD)	5	1.99	0.05	2.04

2003 Pro Forma Consolidated Cash Flow Statement

	Note	2003 Restated	Adjustments	2003 Pro Forma
		($ millions)	($ millions)	($ millions)
Cash flow from operating activities	6	6,553	74	6,627
Cash flow used for investing activities	6	(1,231)	(74)	(1,305)
Cash flow used for financing activities		(5,732)		(5,732)
Translation effect on cash and cash equivalents		258		258

Net change in cash and cash equivalents		(152)	—	(152)

Notes to 2004 and 2003 Pro Forma Consolidated Financial Information

1.
In 2004, $94 million (2003: $74 million) reduction in expense from capitalization of previously expensed acquired R&D intangible assets in our Pharmaceuticals Division.

2.
In 2004, $95 million (2003: $80 million) reduction in expense from ending goodwill amortization, $1 million (2003: $0) reduction in expense due to consolidation of our employee share participation foundation and a $53 million (2003: $123 million) increase in expense from share-based compensation, resulting in a net $43 million reduction in expense (2003: net increase of $43 million).

3.
Impact of 2 above and 4 below on result from associated companies.

4.
Tax effect of pro forma adjustments.

5.
Impact of pro forma adjustments on EPS.

6.
Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. The 2004 pro forma consolidated cash flow statements includes the reclassification of $94 million (2003: $74 million) for capitalized R&D payments to cash flow used for investing activities.

Results of Operations

        The following table sets forth selected income statement data for each of the periods indicated.

	2005	2004 Pro Forma	2003 Pro Forma
	($ millions)	($ millions)	($ millions)
Net sales to third parties
Pharmaceuticals	20,262	18,497	16,020
Sandoz	4,694	3,045	2,906
Consumer Health	7,256	6,705	5,938

Group net sales	32,212	28,247	24,864
Other revenues	314	154	66
Cost of Goods Sold	(8,868)	(7,268)	(6,457)
Marketing & Sales	(9,802)	(8,873)	(7,854)
Research & Development	(4,846)	(4,077)	(3,655)
General & Administration	(1,742)	(1,540)	(1,381)
Other income & expense	(363)	(354)	83

Group Operating income	6,905	6,289	5,666

Operating income by Division
Pharmaceuticals	6,014	5,366	4,517
Sandoz	342	263	496
Consumer Health	1,055	1,006	907
Corporate income, net	(506)	(346)	(254)

Operating income	6,905	6,289	5,666
Result from associated companies	193	177	(182)
Financial income	461	488	621
Interest expense	(294)	(261)	(243)
Taxes	(1,124)	(1,092)	(957)

Net income	6,141	5,601	4,905

Attributable to:
Shareholders of Novartis AG	6,130	5,586	4,861
Minority interests	11	15	44

2005 Compared to 2004

        The following compares our results in the year ended December 31, 2005 to those of the year ended December 31, 2004. Our analysis, which is primarily based on the pro forma figures, is divided as follows:

  1.
  Overview

  2.
  Net Sales by Division

  3.
  Operating Expenses

  4.
  Operating Income by Division

  5.
  Net Income

1. Overview

        Our net sales rose 14% (+13% in local currencies, or lc) to $32.2 billion in 2005 based on the dynamic expansion of Pharmaceuticals and Sandoz, which was supported by the acquisitions of Hexal and Eon Labs in 2005, as well as good performances in Consumer Health, particularly OTC. Volume increases were the primary growth driver, contributing 9 percentage points to our net sales growth. Currency benefits added 1 percentage point, while acquisitions added 5 percentage points. Prices across the Group declined 1 percentage point. Pharmaceuticals accounted for 63% of our total net sales, Sandoz for 15% and Consumer Health 22%. The US remained our largest market, accounting for 39% of our total net sales, Europe for 37% and the rest of the world for 24%.

        Operating income advanced 10% (restated: 12%), at a slower rate than sales, as productivity improvements and the strong volume expansion were partially offset by one-time costs, particularly related to acquisitions. Cost of Goods Sold rose 22% and increased as a percentage of net sales by 1.8 percentage points to 27.5%, owing mainly to purchase price accounting impacts and increased amortization of intangible assets in Sandoz related to acquisitions. Marketing & Sales expenses fell 1 percentage point to 30.4% of net sales based primarily on productivity improvements in Pharmaceuticals. Research & Development expenses rose 19% (restated: 16%), which included a $332 million impairment charge for the development compound NKS104, and represented 15% of net sales. General & Administrative expenses as a percentage of net sales declined 0.1 percentage point, accounting for 5.4% of net sales. Our operating margin decreased to 21.4% of net sales from 22.3% (restated: 21.8%) in 2004, based on acquisition-related costs in Sandoz as well as impairment related charges in Pharmaceuticals.

        Our net income advanced 10% (restated: 14%) to $6.1 billion, reflecting the strong organic growth. Earnings per share rose 11% (restated: 15%), slightly faster than net income, due to the impact of the recent share repurchase programs, to $2.63 per share from $2.37 (restated: $2.28) in 2004.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
			Change in $	Change in local currencies
	2005	2004
	($ millions)	($ millions)	(%)	(%)
Net sales
Pharmaceuticals	20,262	18,497	10	9
Sandoz Division	4,694	3,045	54	54
Consumer Health	7,256	6,705	8	8

Total	32,212	28,247	14	13

        As discussed in the Critical Accounting Policies section, the US market has the most complex arrangements in the area of deductions from gross sales to arrive at net sales, which is the starting point for all our discussions on our sales developments. The following table shows the extent of sales deductions made in the US for our key subsidiaries affected, which are NPC, Sandoz Inc., Eon Labs Inc. and Novartis Consumer Health, Inc. (OTC):

Gross to Net sales reconciliation in the US

	2005	% of gross sales	2004	% of gross sales
	($ millions)		($ millions)
Gross Sales subject to deductions	13,266	100	11,028	100

Medicaid & Medicare and State program rebates & credits including prescription drug saving cards	(774)	(6)	(624)	(6)
Managed health care rebates	(499)	(4)	(538)	(5)
Chargebacks including hospital chargebacks	(1,405)	(11)	(800)	(7)
Direct discounts, cash discounts & other rebates	(568)	(4)	(115)	(1)
Sales returns & other deductions	(268)	(2)	(355)	(3)

Total Gross to Net sales adjustments	(3,514)	(27)	(2,432)	(22)

Net sales	9,752	73	8,596	78

        The principal reason for the changes in the percentage deductions from gross sales are the following:

        The 4 percentage points increase of chargebacks including hospital chargebacks in 2005 as compared to 2004 is principally a reflection of the higher gross sales, as well as the mix of end users and the acquisition of Eon Labs.

Pharmaceuticals Division

        Pharmaceuticals net sales were up 10% (9% lc) to $20.3 billion, delivering dynamic growth ahead of the market and in all regions. Our Cardiovascular and Oncology franchises each generated more than $5 billion in annual net sales while also maintaining double-digit growth rates. Many leading products, particularly Diovan, Lotrel and Gleevec/Glivec, were the No. 1 products by sales in their therapeutic categories. New data continued to underpin the strong position of Femara, which delivered sales growth of nearly 40% for the year. Volume and product mix accounted for nine percentage points of net sales growth in US dollars, while currency benefits added one percentage point. Net price changes had no impact.

        General Medicines (excluding Mature Products) delivered a net sales increase of 11% (+10% lc) as strategic cardiovascular brand sales rose 15% (+15% lc). Net sales in Specialty Medicines (Oncology, Transplantation and Ophthalmics) were up 15% (+15% 1c) as Oncology net sales were up 21% (+20% lc) thanks to new data supporting the clinical benefits of many of the "best-in-class" medicines.

        Net sales advanced 10% to $8.1 billion in the US as strong performances by the cardiovascular and oncology franchises as well as Zelnorm/Zelmac more than offset lower sales of the eczema treatment Elidel, which was impacted by an FDA health advisory statement in March 2005 relating to a theoretical risk of lymphoma for this class of medicines. In Europe, net sales rose 7% (+7% lc), supported particularly by Diovan, that was partly offset by launches of generic terbinafine (Lamisil) in key markets, while Japan advanced 6% (+9% lc). Emerging growth markets reported an increase of 19% (+17% lc), thanks to dynamic performances in China, Russia and Turkey.

General Medicines

  •
  Diovan ($3.7 billion, +19%, +19% lc, +17% US) the leading angiotensin-receptor blocker (ARB) worldwide, continued its strong performance. Key drivers have been recently approved indications and the global rollout of higher strengths of Co-Diovan (a combination of Diovan and a diuretic) as well as disease-awareness and education programs (such as the "BP Success Zone") in the US. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US Diovan is the leading seller in the ARB market segment, with a 38% share (Source: IMS).

  •
  Lotrel ($1.1 billion, +17% US), the No. 1 fixed combination treatment for hypertension in the US since 2002, kept up double-digit growth based on new guidelines recommending more aggressive treatment of elevated blood pressure with multiple medicines and the US disease awareness campaign.

  •
  Lamisil ($1.1 billion, -2%, -2% lc, +2% US), the leading treatment worldwide for fungal nail infections, had lower overall sales as a result of generic competition in most major European markets. In the US, sales were slightly higher, further increasing its leadership despite the launch in 2005 of a generic version of our competitor itraconazole.

  •
  Zelnorm/Zelmac ($418 million, +40%, +39% lc, +43% US), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, maintained double-digit growth rates in the US and other key markets, reflecting the product's therapeutic benefits and increasing disease awareness. In the US, the performance was driven by the continued strong uptake of Zelnorm/Zelmac in its new chronic constipation indication and also benefited from the normalization of inventories compared to below-average levels in the year-ago period. We will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against EU approval of Zelnorm. This product has been approved in 56 countries for treatment of women with irritable bowel syndrome with constipation (IBS-C).

  •
  Elidel ($270 million, -23%, -23% lc, -31% US), had a decline in sales since a FDA health advisory statement in March 2005 relating to a theoretical risk of lymphoma for this class of medicines. Sales in the rest of the world declined at a more moderate rate. Product labeling discussions are ongoing with the FDA. We remain confident in the safety and efficacy of Elidel in its approved indications.

Specialty Medicines

Oncology

  •
  Gleevec/Glivec ($2.2 billion, +33%, +32% lc, +42% US), indicated for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), maintained growth rates through further penetration of the CML and GIST markets. Also supporting growth have been an increase in the average daily dose as well as increasing number of patients thanks to improved survival benefits. Data from the IRIS study showed that more than 90% of patients with newly-diagnosed chronic phase CML who are taking Gleevec/Glivec are still alive after 4.5 years. Moreover less than 1% of patients progressed to advanced disease in the fourth year, indicating an overall decreased rate of progression. Gleevec/Glivec received EU approval in 2005 for increasing the average daily dose to 800 mg from 400 mg or 600 mg for patients with chronic phase CML and in GIST patients whose cancer is progressing on the lower dose. Gleevec/Glivec has been submitted in the US, EU and Japan for Ph+ acute lymphoblastic leukemia (ALL).

  •
  Zometa ($1.2 billion, +14%, 13% lc, +12% US), the leading intra-venous bisphosphonate for bone metastases, reached a record 75% market segment share in a maturing US market. Greater use in prostate and lung cancer was somewhat offset by slowing growth in breast cancer and myeloma due to high penetration rates. In the EU, Zometa is growing market share despite new competition.

  •
  Femara ($536 million, +39%, +38% lc, +46% US), a leading first-line therapy for early and advanced breast cancer in post-menopausal women, benefited from further penetration of the extended adjuvant setting after five years of tamoxifen therapy. Data from the landmark MA-17 trial reported at a major medical meeting found that post-menopausal women with early breast cancer received significant benefit from Femara therapy even after a prolonged period of no anti-cancer treatment. In addition, Femara received US approval in December 2005 for use as an initial treatment immediately after surgery in patients with hormone-sensitive early breast cancer (adjuvant setting), becoming the only medicine in its class approved in the US for use as an initial treatment as well as after completion of five years of tamoxifen therapy. This new US indication was based on results from the BIG 1-98 study, which were published for the first time in the December 2005 issue of The New England Journal of Medicine. Submissions for this new indication have been made in Europe, where it has already been approved in the UK. Femara has also received approval in Japan for use in the treatment of post-menopausal women with breast cancer.

  •
  Sandostatin ($896 million, +8%, +8% lc, +1% US) for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, reported a decline in the US, where the subcutaneous formulation faces generic competition. However, sales of the long-acting LAR version expanded at a double-digit rate in the US and the rest of the world.

Ophthalmics

        Net sales increased 8% in US dollars (7% lc), as Visudyne ($484 million, +8%, +7% lc, -12% US), the leading treatment for "wet" AMD (age-related macular degeneration), were higher despite the entry of off-label competition in the US. Visudyne growth was strong in the rest of the world, including the UK, Germany, and France, with sales outside the US up 24% in local currencies.

Transplantation

        Net sales for the year declined 1% in local currencies based on lower sales of Neoral/Sandimmun ($953 million, -6%, -6% lc, -17% US) due to the impact of ongoing generic competition.

Top 20 Pharmaceutical Division Product Net Sales—2005

Brands	Therapeutic Area	United States	% change in local currencies	Rest of the World	% change in local currencies	Total	% change in $	% change in local currencies
		($ millions)		($ millions)		($ millions)
Diovan/Co-Diovan	Hypertension	1,551	17	2,125	20	3,676	19	19
Gleevec/Glivec	Chronic myeloid leukemia/Gastro-intestinal stromal tumors	524	42	1,646	28	2,170	33	32
Zometa	Cancer complications	704	12	520	14	1,224	14	13
Lamisil (group)	Fungal infections	538	2	595	(6)	1,133	(2)	(2)
Lotrel	Hypertension	1,075	17			1,075	17	17
Neoral/Sandimmun	Transplantation	150	(17)	803	(4)	953	(6)	(6)
Sandostatin (incl. LAR)	Acromegaly	376	1	520	13	896	8	8
Lescol	Cholesterol reduction	257	(10)	510	7	767	1	1
Voltaren (group)	Inflammation/pain	5	(44)	684	8	689	8	7
Trileptal	Epilepsy	462	18	153	17	615	19	18

Top ten products		5,642	13	7,556	13	13,198	13	13
Femara	Breast cancer	242	46	294	33	536	39	38
Visudyne	Macular degeneration	183	(12)	301	24	484	8	7
Exelon	Alzheimer's disease	172	(4)	295	18	467	11	9
Zelnorm/Zelmac	Irritable bowel syndrome	357	43	61	17	418	40	39
Tegretol (incl. CR/XR)	Epilepsy	109	6	284	(5)	393	(1)	(2)
Miacalcic	Osteoporosis	229	(3)	136	(5)	365	(3)	(4)
Foradil	Asthma	14	8	318	2	332	3	2
Comtan/Stalevo Group	Parkinson's disease	133	24	145	53	278	39	38
Elidel	Eczema	192	(31)	78	8	270	(23)	(23)
Famvir	Viral infections	151	(6)	103	4	254		(2)

Top twenty products		7,424	11	9,571	13	16,995	13	12
Rest of portfolio		723	10	2,606	(6)	3,329	(2)	(3)

Total Division sales excluding accounting adjustments		8,147	11	12,177	8	20,324	10	9
Prior-years' US sales rebate accounting adjustment		(62)				(62)

Total		8,085	10	12,177	8	20,262	10	9

Sandoz Division

        Net sales increased 54% (+54% lc) to $4.7 billion, driven by $1.4 billion in sales contributions from Hexal (starting June 6) and Eon Labs (starting July 20). Excluding these acquisitions, sales rose 9% (+8 lc) thanks to strong retail generics sales in Europe and Russia as well as new launches in the US.

Consumer Health Division

        Net sales increased 8% (+8% lc) to $7.3 billion, helped by double-digit growth performance in OTC tied to its focus on strategic brands and the contribution of the North American OTC business of Bristol-

Myers Squibb (BMS), which we acquired effective September 1, 2005. This acquisition added $100 million in sales to the division.

3. Operating Expenses

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Net sales	32,212	28,247	14
Other revenues	314	154	104
Cost of Goods Sold	(8,868)	(7,268)	22
Marketing & Sales	(9,802)	(8,873)	10
Research & Development	(4,846)	(4,077)	19
General & Administration	(1,742)	(1,540)	13
Other Income & Expense	(363)	(354)	3

Operating income	6,905	6,289	10

	Year ended December 31,
	2005	2004 Restated	Change in $
	($ millions)	($ millions)	(%)
Net sales	32,212	28,247	14
Other revenues	314	154	104
Cost of Goods Sold	(8,868)	(7,268)	22
Marketing & Sales	(9,802)	(8,873)	10
Research & Development	(4,846)	(4,171)	16
General & Administration	(1,742)	(1,540)	13
Other Income & Expense	(363)	(397)	(9)

Operating income	6,905	6,152	12

Other revenues

        Other revenues were higher, primarily the result of increased contributions from the sale of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in partnership with Genentech and Tanox, and the result of additional royalty income.

Cost of Goods Sold

        Cost of Goods Sold rose 22% to $8.9 billion in 2005, rising to 27.5% in 2005 as a percentage of our net sales from 25.7% in 2004. Purchase price accounting impacts and increased amortization of intangible assets in Sandoz due to the acquisitions more than offset lower costs in our Pharmaceuticals Division related to productivity gains and product mix improvements.

Marketing & Sales

        Marketing & Sales expenses increased 10% to $9.8 billion, but declined slightly as a percentage of net sales to 30.4% compared to 31.4% in 2004, mainly reflecting the impact of sustained productivity gains in the Pharmaceuticals Division.

Research & Development

        Research & Development expenses rose 19% in 2005 to $4.8 billion (restated: 16% to $4.8 billion), reflecting investments in the Novartis Institutes for BioMedical Research in the US as well as in late-stage compounds, particularly Rasilez (hypertension), Galvus (type 2 diabetes) and FTY720 (multiple sclerosis). Also affecting Research & Development was an impairment of $332 million for NKS104, a lipid-lowering agent project that has been stopped, and the consolidation of Hexal and Eon Labs in Sandoz. R&D expenses as a percentage of net sales went up to 15.0% compared to 14.4% (restated: 14.8%) in 2004. The 2004 pro forma impact reflects a reduction in expense of $94 million from capitalization of previously expensed Pharmaceuticals Division acquired R&D intangible assets payments.

General & Administration

        General & Administration expenses rose 13% to $1.7 billion in 2005, expanding at a slower pace than net sales, leading to a modest improvement as a percentage of net sales to 5.4% compared to 5.5% in 2004.

Other Income & Expense

        Other Income & Expense was a net charge of $363 million in 2005 compared to a net charge of $354 million (restated: net charge of $397 million) in 2004. The 2004 pro forma impact reflects a reduction in expense of $95 million from ending goodwill amortization and an increase of $52 million in expense from share-based compensation, resulting in a net $43 million reduction in expense.

4. Operating Income by Division

        Operating income advanced 10% (restated: 12%), at a slightly lower pace than sales, as strong volume expansion and productivity improvements were partially offset by one-time costs related to acquisitions.

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,014	5,366	12
Sandoz Division	342	263	30
Consumer Health	1,055	1,006	5
Corporate income and expense, net	(506)	(346)	46

Total	6,905	6,289	10

	Year ended December 31,
	2005	2004 Restated	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,014	5,252	15
Sandoz Division	342	240	43
Consumer Health	1,055	954	11
Corporate income and expense, net	(506)	(294)	72

Total	6,905	6,152	12

Pharmaceuticals Division

        Pharmaceuticals operating income expansion outpaced sales growth, rising 12% (restated: 15%) from productivity gains in all areas that led to an operating margin of 29.7%, an increase of 0.7 percentage points (restated: 1.3 percentage points) over 2004. Other revenues contributed 0.5 percentage points to the improved operating margin, reflecting profits from the successful launch of the asthma medicine Xolair. Costs of Goods Sold improved 0.3 percentage points as a percent of sales, thanks to productivity gains and product mix improvements. Marketing & Sales costs rose 6.3% versus 2004, slower than the 2005 sales growth, leading to an improvement of 1.0 percentage point as productivity gains, especially in the US, offset investments in oncology, particularly for Femara, as well as expansion in emerging markets such as China and Turkey. General & Administration costs were reduced to 3.2% of sales adding 0.3 percentage points to the improved operating margin. A slight decline in Other Income & Expenses also contributed to the better performance. Research & Development costs were higher, reflecting investments in late-stage development projects—particularly Rasilez (hypertension), Galvus (type 2 diabetes) and FTY720 (multiple sclerosis). One-time gains of $231 million from the divestment of product rights for Cibadrex/Cibacen in Europe and the sale of license rights for Restasis® recorded in Other Income and Expense partially offset an impairment recorded in Research & Development of $332 million after management decided the profile of the development compound NKS104 (pitavastatin) was no longer competitive from its point of view. Principally as a result of the impairment R&D costs as a percentage of sales rose 1.4 percentage points to 19.6% (restated: 0.9 percentage points to 19.6%) in 2005. The 2004 forma operating income reflects the impact of $94 million reduction in expense from capitalization of previously expensed acquired R&D intangible assets, as well as a $20 million reduction in expense from ending goodwill amortization.

Sandoz Division

        Operating income rose 30% to $342 million (restated: 43% to $342 million), benefiting from a good underlying business performance. Also supporting growth was an operating income contribution of $344 million from Hexal and Eon Labs, which more than offset the one-time acquisition and related integration costs of $237 million and the amortization of intangible assets of $100 million. These businesses exceeded expectations and performed well since their acquisition in mid-2005. The 2004 pro forma operating income reflects the impact of $23 million reduction in expense from ending goodwill amortization.

Consumer Health Division

        Consumer Health operating income was up 5% (restated: 11%) over the year-ago period, rising at a slower pace than sales due to investments in strategic brands and acquisition-related costs. The Bristol-Myers Squibb acquisition provided operating income of $17 million, which was more than offset by related one-time charges of $40 million. The 2004 pro forma operating income reflects the impact of $52 million reduction in expense from ending goodwill amortization.

Corporate Income and Expense, net

        Net Corporate expense totaled $506 million in 2005, compared to $346 million (restated: $294 million) in 2004, reflecting several factors including increased product liability risk provisions. The 2004 pro forma amounts reflect an additional expense of $52 million primarily from share-based compensation.

5. Net income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Operating income	6,905	6,289	10
Result from associated companies	193	177	9
Financial income	461	488	(6)
Interest expense	(294)	(261)	13

Income before taxes	7,265	6,693	9
Taxes	(1,124)	(1,092)	3

Net Income	6,141	5,601	10

Attributable to
Shareholders of Novartis AG	6,130	5,586	10
Minority interests	11	15

	Year ended December 31,
	2005	2004 Restated	Change in $
	($ millions)	($ millions)	(%)
Operating income	6,905	6,152	12
Result for associated companies	193	68	184
Financial income	461	486	(5)
Interest expense	(294)	(261)	13

Income before taxes	7,265	6,445	13
Taxes	(1,124)	(1,065)	6

Net income	6,141	5,380	14

Attributable to
Shareholders of Novartis AG	6,130	5,365	14
Minority interests	11	15

Result from associated companies

        Associated companies are accounted for using the equity method when we own between 20% and 50% of the voting shares of these companies, or where we otherwise have significant influence over them. Income from associated companies is mainly derived from our investments in Roche Holding AG and Chiron Corporation. Overall, income from associated companies increased to $193 million from $177 million in 2004. Our 44.1% interest in Chiron contributed an income of $19 million compared to an income of $13 million in 2004.

        Our 33.3% interest in Roche voting shares, which represents a 6.3% interest in the total equity of Roche, generated income of $166 million compared to $156 million in 2004. The income for 2005 reflects an estimate of our share of Roche's 2005 income, which is $281 million, including a positive prior year adjustment of $2 million. This income was reduced by an intangible amortization charge of $115 million arising from the allocation of the purchase price to property, plant & equipment and intangible assets.

        The 2004 pro forma adjustment to the restated figures relates to a reduction in expense from ending goodwill amortization of $154 million and an increase in expense from share-based compensation in respect of associated companies of $45 million.

        A survey of analyst estimates is used to predict our share of the net income of both Roche and Chiron. Any differences between these estimates and actual results will be adjusted in 2006.

Financial income and interest expense

        $461 million of financial income was offset by $294 million of interest expense resulting in financial income, net of $167 million in 2005, compared to $227 million in 2004, a reduction of $60 million, as acquisitions led to a decline in average net liquidity. The overall return on net liquidity for the year was 4.2%, up from 3.7% in 2004 principally due to currency gains.

        The following table provides an analysis of our sources of financial income:

	Equity options	Bond options	Forward exchange contracts	Foreign exchange options	Interest Rate Swaps/Cross Currency Swaps/ Forward Rate Agreements	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2005
Income on options and forward contracts	21		92	39	(69)	83
Expenses on options and forward contracts	(32)		(58)	(53)	(1)	(144)

Options and forward contracts result, net	(11)		34	(14)	(70)	(61)

Interest income						405
Dividend income						3
Net capital gains						94
Impairment of marketable securities						(49)
Other financial result, net						(46)
Currency result, net						115

Total financial income						461

2004 Pro Forma
Income on options and forward contracts	93	9	59	68	77	306
Expenses on options and forward contracts	(104)	(8)	(162)	(58)		(332)

Options and forward contracts result, net	(11)	1	(103)	10	77	(26)

Interest income						388
Dividend income						12
Net capital gains						123
Impairment of marketable securities						(66)
Other financial result, net						(38)
Currency result, net						95

Total financial income						488

Taxes

        The amount of taxes expensed rose 3% (restated: rose 6%) to $1.1 billion in 2005. Our effective tax rate (taxes as a percentage of income before tax) was 15.5% in 2005 compared to 16.3% (restated: 16.5%) in 2004.

        Our expected tax rate (weighted average tax rate based on the result before tax of each subsidiary) was 16.2% in 2005 compared to 16.8% (restated: 17.4%) in 2004. Our effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See note 6 to the consolidated financial statements for details of the main elements contributing to the difference.

        The restated amount of taxes are different from the pro forma amounts due to the tax effect of the various pro forma adjustments. See "Item 5.A Operating Results—2004 and 2003 Pro Forma Consolidated Financial Information" for a more detailed discussion.

Net income

        Net income grew 10% to $6.1 billion from $5.6 billion in 2004 (restated: 14% increase to $6.1 billion from $5.4 billion in 2004), rising at a slower rate than sales based mainly on acquisition-related charges. As a percentage of total net sales, net income decreased to 19.1% in 2005 compared to 19.8% (restated: 19.0%) in 2004.

        Return on average equity was 19.0% in 2005 compared to 18.6% in 2004.

2004 Compared to 2003

        The following compares our results in the year ended December 31, 2004 to those of the year ended December 31, 2003. Our analysis, which is primarily based on the pro forma figures, is divided as follows:

  1.
  Overview

  2.
  Net Sales by Division

  3.
  Operating Expenses

  4.
  Operating Income by Division

  5.
  Net Income

1. Overview

        Our net sales rose 14% (+9% in local currencies, or lc) to $28.2 billion in 2004 as strong results were recorded in both Pharmaceuticals as well as Consumer Health, particularly in the OTC and Medical Nutrition Business Units which offset lower net sales growth in the Sandoz generics business. Volume increases were the primary growth driver contributing 8 percentage points to our net sales growth. Currency benefits added 5 percentage points, while acquisitions added one percentage point and price increases across the Group were insignificant (<1%). Pharmaceuticals accounted for 65% of our total net sales, Sandoz for 11% and Consumer Health 24%, while the US accounted for 40% of our total net sales, Europe for 36% and the rest of the world for 24%.

        Operating income advanced 11% (restated: 9%), supported by strong volume expansion of leading Pharmaceutical products. Most categories of functional expenses had a positive impact on the operating margin. Cost of Goods Sold rose 13% but declined as a percentage of net sales by 0.3 percentage points to 25.7% owing mainly to efficiency gains and better product mix in Pharmaceuticals. Marketing & Sales fell 0.2 percentage points to 31.4% of net sales based primarily on sales-force productivity improvements, while Research & Development declined 0.3 percentage points to 14.4% (restated: declined 0.2 percentage points to 14.8%) of net sales. General & Administrative expenses also rose at a slower pace than net sales, accounting for 5.5% of net sales. Our operating margin, however, fell 0.5 percentage points to 22.3% from 22.8% (restated: fell 0.9 percentage points to 21.8% from 22.7%) in 2003 due mainly to one-time charges in Sandoz and the Consumer Health Business Units: Medical Nutrition and Animal Health that led to higher Other Operating Expenses.

        The main factors contributing to higher Other Operating Expenses were substantially lower Corporate pension income of $102 million; increased restructuring charges and related impairments on property, plant & equipment in the Sandoz generics business of $37 million, a reduction of $171 million in hedging gains on anticipated intragroup sales and lower product divestment gains principally due to the

$178 million Fioricet/Fiorinal gain recorded in 2003. Overall, the strong organic growth and positive contribution this year from associated companies resulted in net income expanding 14% to $5.6 billion. Earnings per share rose 16% (restated: 15%), slightly more than net income due to the impact of the share buy-back program, to $2.37 (restated: $2.28) per share in 2004 from $2.04 (restated: $1.99) per share in 2003.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
			Change in $	Change in local currencies
	2004	2003
	($ millions)	($ millions)	(%)	(%)
Net sales
Pharmaceuticals	18,497	16,020	15	10
Sandoz	3,045	2,906	5	(1)
Consumer Health	6,705	5,938	13	8

Total	28,247	24,864	14	9

        As discussed in the Critical Accounting Policies Section, the US market has the most complex arrangements in the area of deductions from gross sales to arrive at net sales, which is the starting point for all our discussions on our sales developments. The following table shows the extent of sales deductions made in the US for our key subsidiaries affected, which are NPC, Sandoz Inc. and Novartis Consumer Health Inc. (OTC):

Gross to Net sales reconciliation in the US

	2004	% of gross sales	2003	% of gross sales
	($ millions)		($ millions)
Gross Sales subject to deductions	11,028	100	10,429	100
Medicaid & Medicare and State program rebates & credits including prescription drug saving cards	(624)	(6)	(390)	(4)
Managed health care rebates	(538)	(5)	(557)	(5)
Chargebacks including hospital chargebacks	(800)	(7)	(1,008)	(10)
Direct discounts, cash discounts & other rebates	(115)	(1)	(184)	(2)
Sales returns & other deductions	(355)	(3)	(411)	(4)

Total Gross to Net sales adjustments	(2,432)	(22)	(2,550)	(25)

Net sales	8,596	78	7,879	75

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

        The Consumer Price Index (CPI) penalties represent the increase in Medicaid rebates due to Novartis price increases in a given year exceeding the US inflation rate, which is calculated on a cumulative basis over the life of each product.

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

General Medicines

  •
  Diovan ($3.1 billion, +28%; +22% lc; +20% US) maintained a strong growth rate in 2004 in the US and worldwide with net sales exceeding $3.0 billion, reaffirming its position as the world's leading ARB and one of the fastest-growing branded hypertension medicines. In the US, Diovan reached 2.6% of the US broad antihypertension market segment and 38.5% of the ARB therapeutic category (IMS Health data as of December 2004), which is expected to remain one of the most dynamic pharmaceutical categories in the coming years. Net sales growth has been driven primarily by data from recent successful outcome trials, the global rollout of more effective doses and the recent launch of our sponsored hypertension awareness program in the US. We recently received an approvable letter from the US Food and Drug Administration (FDA) for Diovan to treat high-risk heart attack patients, an indication already approved in 27 countries, including the UK. Approval is pending further discussions with the FDA.

  •
  Lotrel ($920 million, +18% US), the No. 1 US fixed combination treatment for hypertension, delivered double-digit net sales growth in 2004, amid an increased focus on the efficacy of antihypertension agents in the US. Lotrel has expanded its position as the No. 1 branded combination therapy, a position held since 2002, based on greater awareness of the need for patients to achieve lower blood pressure goals set by national guidelines. Lotrel, which is sold only in the US, also benefited from the US hypertension awareness program.

  •
  Lamisil ($1.2 billion, +19%; +14% lc; +23% US), the leading treatment worldwide for fungal nail infections, achieved net sales of more than $1 billion for the first time after extending its US market segment leadership position to a high of 72% (IMS Health data as of November 2004). Higher disease awareness in the US and in leading European markets were key growth drivers, with France reporting the highest net sales in Europe.

  •
  Elidel ($349 million, +49%; +47% lc; +36% US), the world's No. 1 branded prescription agent for eczema, outperformed the market segment growth (+54% Elidel vs. 7.8% IMS top 16 countries as of October 2004) to deliver excellent net sales. In 2004, the influential UK National Institute for Clinical Excellence (NICE) recommended the use of Elidel, which is now available in approximately 90 countries worldwide, for treating appropriate cases of eczema.

  •
  Zelnorm/Zelmac ($299 million, +81%; +80% lc +89% US), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, reached $299 million in net sales. A key driver has been increasing patient and physician awareness of the availability of a medicine to treat these diseases effectively. Results of the ZENSAA study published in 2004 showed the treatment to be highly effective as a repeat treatment for women with IBS and additionally demonstrated dramatic improvements in important quality of life measures. This study was the basis for resubmission in the European Union in October 2004, with a decision expected in 2005. The US Food and Drug Administration (FDA) granted approval in August 2004 for the additional indication of treating chronic idiopathic constipation in both men and women under age 65.

Specialty Medicines

Oncology

        Net sales rose 28% to $4.2 billion driven by growth in the following products:

  •
  Gleevec/Glivec ($1.6 billion, +45%; +36% lc; +23% US), for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), continued to grow dynamically amid further penetration of both the CML and GIST markets as well as continued increases in the average daily dose. New data presented at the American Society of Hematology meeting in December demonstrated that most newly diagnosed patients with Ph+ CML receiving 400 mg daily maintained their response to therapy long term. A separate study found patients receiving 800 mg daily had better outcomes compared to patients receiving 400 mg daily. In addition, encouraging data on the use of Gleevec/Glivec in the treatment of Ph+ acute lymphoblastic leukemia (ALL) and gliobastoma multiforme (GBM) were presented at major medical meetings in the fourth quarter. The Glivec International Patient Assistance Program is now open in 71 countries, and the combined Gleevec/Glivec patient assistance programs are providing treatments to more than 10,000 patients worldwide who otherwise would not have access to this innovative therapy.

  •
  Zometa ($1.1 billion, +21%; +17% lc; +10% US), the top intravenous bisphosphonate for bone metastases, achieved blockbuster status in 2004 by continuing to post solid growth despite challenges related to US Medicare reimbursement policy and increasing competition as well as high penetration rates in breast cancer and myeloma. Zometa continued to make progress on increasing the use of intravenous (IV) bisphosphonates in the treatment of prostate and lung cancer patients, two of the most common forms of cancer worldwide.

  •
  Femara ($386 million, +70%; +62% lc; +137% US), a leading first-line therapy for early and advanced breast cancer in post-menopausal women, generated high double-digit growth in 2004. Femara has now been approved in 20 countries, including the US, for a new indication as the only post-tamoxifen treatment for early breast cancer based on the landmark MA-17 study, which showed Femara significantly increased a woman's chance of staying cancer-free following five years of adjuvant (post-surgery) tamoxifen therapy.

Ophthalmics

        Net sales rose 25% (+19% lc) to $0.8 billion based on a continued strong performance from Visudyne ($448 million, +25%; +20% lc; +15% US), the world's leading treatment for "wet" AMD (age-related macular degeneration), the leading cause of blindness in people over age 50 in developed countries. Improved US Medicare reimbursement for additional lesion types supported US sales growth, while sales in Europe remained strong.

Transplantation

        Net sales rose 1% (-5% lc) to $1.1 billion as the Neoral/Sandimmun franchise ($1.0 billion, -1%; -7% lc; -17% US) experienced slightly decreased net sales worldwide although, market share gains were made in the US liver transplant segment because of an overall slow erosion by generic competition in the US and some other key markets. Myfortic, an immunosuppressant used in kidney transplant patients, was launched in over 40 countries, including the US, and continued to gain market share. Certican, a novel proliferation signal inhibitor, received European Union Mutual Recognition Procedure review from 10 new EU accession countries and was approved in Australia. We celebrated our 20 years of experience in transplantation in 2004 at the International Society of Transplantation meeting in Vienna.

Top 20 Pharmaceutical Division Product Net Sales—2004

Brands	Therapeutic Area	United States	% change in local currencies	Rest of the World	% change in local currencies	Total	% change in $	% change in local currencies
		($ millions)		($ millions)		($ millions)
Diovan/Co-Diovan	Hypertension	1,323	20	1,770	25	3,093	28	22
Gleevec/Glivec	Chronic myeloid leukemia/ Gastro-intestinal stromal tumors	368	23	1,266	41	1,634	45	36
Lamisil (group)	Fungal infections	528	23	634	7	1,162	19	14
Zometa	Cancer complications	630	10	448	29	1,078	21	17
Neoral/Sandimmun	Transplantation	180	(17)	831	(4)	1,011	(1)	(7)
Lotrel	Hypertension	920	18			920	18	18
Sandostatin (group)	Acromegaly	374	18	453	11	827	19	14
Lescol	Cholesterol reduction	284	(8)	474	3	758	3	(2)
Voltaren (group)	Inflammation/pain	9	13	629	1	638	7	1
Trileptal	Epilepsy	391	28	127	30	518	30	29

Top ten products		5,007	15	6,632	16	11,639	21	16
Visudyne	Wet form of age-related macular degeneration	209	15	239	25	448	25	20
Exelon	Alzheimer's disease	179	(1)	243	20	422	15	10
Tegretol (incl. CR/XR)	Epilepsy	103	(16)	293	5	396	3	(2)
Femara	Breast cancer	166	137	220	29	386	70	62
Miacalcic	Osteoporosis	236	(1)	141	(13)	377	(3)	(6)
Elidel	Eczema	279	36	70	123	349	49	47
Foradil	Asthma	13	44	308	1	321	11	2
Leponex/Clozaril	Schizophrenia	72	(16)	236	(3)	308	0	(7)
Zelnorm/Zelmac	Irritable bowel syndrome	249	89	50	45	299	81	80
Famvir	Viral infections	160	10	95	0	255	9	6

Top twenty products		6,673	17	8,527	15	15,200	21	16
Rest of portfolio		695	(20)	2,602	(5)	3,297	(4)	(9)

Total		7,368	12	11,129	9	18,497	15	10

Sandoz Division

        Sandoz net sales rose 5% (–1% lc) to $3.0 billion following an exceptionally strong 2003 performance driven by the launch of the antibiotic AmoxC in the US. Competitive pricing pressures also emerged during 2004 especially in the US and Germany.

Consumer Health Division

        Net sales rose 13% (+8% lc) to $6.7 billion as double-digit net sales expansion, in part due to currency exchange benefits resulting from a weakness of the US dollar, in OTC, Animal Health and Medical Nutrition offset slower growth in Infant & Baby and CIBA Vision. Volume expansion overall in Consumer Health contributed six percentage points to growth, while currencies added five percentage points and acquisitions added two percentage points. Price increases, on average, were insignificant.

3. Operating Expenses

	Year ended December 31,
	2004 Pro Forma	2003 Pro Forma	Change in $
	($ millions)	($ millions)	(%)
Net sales	28,247	24,864	14
Other revenues	154	66	133
Cost of Goods Sold	(7,268)	(6,457)	13
Marketing & Sales	(8,873)	(7,854)	13
Research & Development	(4,077)	(3,655)	12
General & Administration	(1,540)	(1,381)	12
Other Income & Expense	(354)	83

Operating income	6,289	5,666	11

	Year ended December 31,
	2004 Restated	2003 Restated	Change in $
	($ millions)	($ millions)	(%)
Net sales	28,247	24,864	14
Other revenues	154	66	133
Cost of Goods Sold	(7,268)	(6,457)	13
Marketing & Sales	(8,873)	(7,854)	13
Research & Development	(4,171)	(3,729)	12
General & Administration	(1,540)	(1,381)	12
Other Income & Expense	(397)	126

Operating income	6,152	5,635	9

Cost of Goods Sold

        Cost of Goods Sold rose 13% to $7.3 billion in 2004, but slightly decreased as a percentage of net sales to 25.7% in 2004 from 26% in 2003, due mainly to ongoing productivity improvements and a favorable product mix in Pharmaceuticals Division.

Marketing & Sales

        Marketing & Sales expenses increased 13% to $8.9 billion but declined slightly as a percentage of net sales to 31.4% compared to 31.6% in 2003, mainly reflecting the impact of productivity gains in the Pharmaceuticals US sales-force.

Research & Development

        Research & Development expenses rose 12% in 2004 to $4.1 billion (restated: $4.2 billion), reflecting investments in the Novartis Institutes for BioMedical Research in the US, but decreased as a percentage of net sales to 14.4% (restated: 14.8%) compared to 14.7% (restated: 15.0%) in 2003. The pro forma figures reflect a reduction in expense from capitalization of previously expensed Pharmaceuticals Division acquired R&D intangible assets, amounting to $94 million in 2004 and $74 million in 2003.

General & Administration

        General & Administration expenses rose 12% to $1.5 billion in 2004 expanding at a slower pace than net sales, leading to a modest improvement as a percentage of net sales to 5.5% compared to 5.6% in 2003.

Other Income & Expense

        Other Income & Expense was a net charge of $354 million (restated: net charge of $397 million) in 2004 compared to a net income of $83 million (restated: a net income of $126 million) in 2003, reflecting a series of factors that included $102 million less Corporate pension income, $171 million less hedging gains on intragroup sales, as well as lower income from product divestments principally related to the $178 million gain in 2003 from selling the Fioricet/Fiorinal product range and $37 million additional impairment and restructuring charges in Sandoz. The pro forma impact in 2004 reflects a reduction in expense from ending goodwill amortization of $95 million (2003: $80 million) and an increase of $52 million in expense (2003: $123 million) from share-based compensation, resulting in a net $43 million reduction in expense (2003: $43 million increase in expense).

4. Operating Income by Division

        Operating income growth advanced 11% (restated: 9%) to $6.3 billion at a slower rate than net sales due to higher Other Operating Expenses in 2004 leading to an operating margin decline of 0.5 (restated: 0.9) percentage points from 22.8% (restated: 22.7%) of net sales in 2003 to 22.3% (restated: 21.8%) in 2004.

	Year ended December 31,
	2004 Pro Forma	2003 Pro Forma	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	5,366	4,517	19
Sandoz	263	496	(47)
Consumer Health	1,006	907	11
Corporate income and expense, net	(346)	(254)	36

Total	6,289	5,666	11

	Year ended December 31,
	2004 Restated	2003 Restated	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	5,252	4,430	19
Sandoz	240	473	(49)
Consumer Health	954	863	11
Corporate income and expense, net	(294)	(131)	124

Total	6,152	5,635	9

Pharmaceuticals Division

        In Pharmaceuticals, operating income expanded significantly faster than net sales, rising 19% to $5.4 billion (restated: 19% to $5.3 billion). This resulted in a margin expansion of 0.8 percentage points to 29.0% of net sales from 28.2% in 2003 (restated: expansion of 0.7 percentage point to 28.4% of net sales from 27.7% in 2003). An improvement of 0.9 percentage points in Cost of Goods Sold, mainly from productivity gains and improved product mix, was an important contributor. Marketing & Sales expenses fell 0.2 percentage points to 33.0% based in part on sales-force productivity improvements, particularly in the US. Research & Development expenses rose 12.6% on investments in the Novartis Institutes for BioMedical Research (NIBR) and late-stage clinical trial programs. However, R&D expenses declined 0.5 percentage points to 18.2% as of net sales (restated: declined 0.5 percentage points to 18.7%). Other Operating Expenses increased $242 million as a result of several factors, including a decline of $171 million in hedging gains on intragroup sales and lower income from product divestments compared to 2003, which included a one-time gain of $178 million from the sale of the Fioricet/Fiorinal product range. General & Administrative costs fell to 3.5% of net sales from 3.6% in 2003. The 2004 pro forma operating income as compared to 2004 restated reflects the impact of $94 million (2003: $74 million) reduction in expense from capitalization of previously expensed acquired R&D intangible assets, as well as a $20 million (2003: $13 million) reduction in expense from ending goodwill amortization.

Sandoz Division

        Sandoz operating income declined to $263 million (restated: $240 million) compared to $496 million (restated: $473 million) in 2003, due primarily to the impact of competitive pressures on pricing, particularly in the US and Germany. As a consequence, a further impairment of our German operation's goodwill of $73 million was required due to the effects that competitive pressures were likely to have on the business outlook. This followed a similar impairment of $72 million recorded in 2003. Other operating expenses also included $37 million of restructuring charges and related impairments of property, plant & equipment related to operations in Germany, Italy, Austria and Slovenia affecting 363 employees in total. The 2004 pro forma operating income as compared to 2004 restated reflects the impact of $23 million (2003: $23 million) reduction in expense from ending goodwill amortization.

Consumer Health Division

        During 2004 operating income increased 11% to $1.0 billion. One-off charges of $83 million were recorded, which included a one-time inventory write-down of $18 million in Animal Health, one-time costs of $14 million associated with the acquisition of Mead Johnson and the creation of a $51 million provision in Medical Nutrition to cover legal liabilities related to an investigation by the US Department of Justice in the US enteral pump market. Novartis Nutrition Corporation is currently in the process of negotiating a possible settlement of that portion of the investigation directed against it which is described in more detail in Item 8.A.7—legal proceedings. Excluding these one-off items, operating income would have increased 20% to $1.1 billion and the operating margin would have been 16.2% compared to 15.3% in 2003. The operating margin fell to 15.0% compared to 15.3% in 2003. The 2004 pro forma operating income as compared to 2004 restated reflects the impact of $52 million (2003: $44 million) reduction in expense from ending goodwill amortization.

Corporate Income and Expense, net

        Net Corporate expense totaled $346 million (restated: $294 million) in 2004, compared to $254 million (restated: $131 million) in 2003. The principal reason for the increase was $102 million less pension income in 2004 compared to 2003.

5. Net income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
	2004 Pro Forma	2003 Pro Forma	Change in $
	($ millions)	($ millions)	(%)
Operating income	6,289	5,666	11
Result from associated companies	177	(182)
Financial income	488	621	(21)
Interest expense	(261)	(243)	7

Income before taxes	6,693	5,862	14
Taxes	(1,092)	(957)	14

Net Income	5,601	4,905	14

Attributable to
Shareholders of Novartis AG	5,586	4,861	15
Minority interests	15	44

	Year ended December 31,
	2004 Restated	2003 Restated	Change in $
	($ millions)	($ millions)	(%)
Operating income	6,152	5,635	9
Result from associated companies	68	(279)	(124)
Financial income	486	621	(22)
Interest expense	(261)	(243)	7

Income before taxes	6,445	5,734	12
Taxes	(1,065)	(947)	12

Net Income	5,380	4,787	12

Attributable to
Shareholders of Novartis AG	5,365	4,743	13
Minority interests	15	44

Result from associated companies

        Associated companies are accounted for using the equity method when we own between 20% and 50% of the voting shares of these companies or where we have significant influence over them. Income from associated companies is mainly derived from our investments in Roche Holding AG and Chiron Corporation. Overall, income from associated companies increased to $177 million from an expense of $182 million in 2003.

        Our 42.5% interest in Chiron contributed income of $19 million compared to $74 million in 2003. This reduction was mainly due to manufacturing production issues at a Chiron site in the United Kingdom that prevented Chiron from delivering flu vaccines to the US for the 2004/2005 flu season.

        Our 33.3% interest in Roche voting shares, which represents a 6.3% interest in the total equity of Roche, generated income of $156 million compared to a loss of $278 million in 2003. The 2003 performance was due to Roche's unexpected loss of CHF 4.0 billion in 2002 which was reflected by us as a change in estimate in 2003. The income for 2004 reflects an estimate of our share of Roche's 2004 net income, which is $287 million, including a positive prior year adjustment of $30 million. This income was reduced by intangible amortization charge of $131 million arising from the allocation of the purchase price to property, plant & equipment and intangible assets.

        The pro forma adjustment to the restated figures relates to a reduction in expense from ending goodwill amortization of $154 million (2003: $147 million) and an increase in expense from share-based compensation in respect of associated companies of $45 million (2003: $50 million).

        A survey of analyst estimates is used to predict our share of the net income of both Roche and Chiron. Any differences between these estimates and actual results were adjusted in 2005.

Financial income and interest expense

        $488 million of financial income was offset by $261 million of interest expense resulting in financial income, net of $227 million in 2004, compared to $378 in 2003, a decrease of $151 million. The overall return of net liquidity for the year was 3.7%, down from 6.3% in 2003 principally due to the ongoing low-yield environment. See Item 11 for a discussion of our risk management policy, the employment of financial instruments and their accounting.

        The following table provides an analysis of our sources of financial income:

	Equity options	Bond options	Forward exchange contracts	Foreign exchange options	Interest Rate Swaps/Cross Currency Swaps/Forward Rate Agreements	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2004 Pro Forma
Income on options and forward contracts	93	9	59	68	77	306
Expenses on options and forward contracts	(104)	(8)	(162)	(58)		(332)

Options and forward contracts result, net	(11)	1	(103)	10	77	(26)

Interest income						388
Dividend income						12
Net capital gains						123
Impairment of marketable securities						(66)
Other financial result, net						(38)
Currency result, net						95

Total financial income						488

2003 Pro Forma
Income on options and forward contracts	270		185	331	327	1,113
Expenses on options and forward contracts	(419)		(140)	(250)		(809)

Options and forward contracts result, net	(149)		45	81	327	304

Interest income						323
Dividend income						17
Net capital gains						11
Impairment of marketable securities						(66)
Other financial result, net						(32)
Currency result, net						64

Total financial income						621

Taxes

        The tax charge of $1.1 billion increased by 14% (restated: increased by 12%) compared to 2003. Our effective tax rate (taxes as a percentage of income before tax) was 16.3% (restated: 16.5%) in 2004 compared to 16.3% (restated: 16.5%) in 2003.

        Our expected tax rate (weighted average tax rate based on the result before tax of each subsidiary) was 16.8% (restated: 17.4%) in 2004 compared to 16.2% (restated: 16.6%) in 2003. Our effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See note 6 to the consolidated financial statements for details of the main elements contributing to the difference.

        The restated amount of taxes are different from the pro forma amounts due to the tax effect of the various pro forma adjustments. See "Item 5.A Operating Results—2004 and 2003 Pro Forma Consolidated Financial Information" for a more detailed discussion.

Net income

        Net income grew 14% to $5.6 billion (restated: $5.4 billion) from $4.9 billion (restated: $4.8 billion) in 2003. As a percentage of total net sales, net income rose to 19.8% in 2004 compared to 19.7% in 2003 due mainly to the strong improvement in operating income.

        Return on average equity increased from 17.4% in 2003 to 18.6% in 2004.

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

        In 2005, 42% of our net sales were generated in US dollars, 27% in euro, 2% in Swiss francs, 8% in yen and 21% in other currencies. In 2004, 43% of net sales were generated in US dollars, 26% in euro, 3% in Swiss francs, 8% in yen and 20% in other currencies. In 2003, 43% of net sales were generated in US dollars, 26% in euro, 4% in Swiss francs, 8% in yen and 19% in other currencies.

        In 2005, 34% of our operating costs were generated in US dollars, 26% in euro, 16% in Swiss francs, 5% in yen, and 19% in other currencies. In 2004, 37% of operating costs were generated in US dollars, 23% in euro, 15% in Swiss francs, 5% in yen, and 20% in other currencies. In 2003, 41% of operating costs were generated in US dollars, 23% in euro, 17% in Swiss francs, 4% in yen, and 15% in other currencies.

New Accounting Pronouncements

        See note 34.11(ii) to the consolidated financial statements for a discussion of the effect of new accounting standards.

5.B  Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about our cash flow and net liquidity for each of the periods indicated.

	Year ended December 31,
	2005	2004 Pro Forma	2003 Pro Forma
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	8,080	6,689	6,627
Cash flow used for investing activities	(7,482)	(3,311)	(1,305)
Cash flow used for financing activities	(266)	(2,997)	(5,732)
Net effect of currency translation on cash and cash equivalents	(94)	56	258

Change in cash and cash equivalents	238	437	(152)
Change in short- and long-term marketable securities	(3,197)	834	723
Change in short- and long-term financial debts	(1,599)	(885)	(400)

Change in net liquidity	(4,558)	386	171
Net liquidity at January 1	7,037	6,651	6,480

Net liquidity at December 31	2,479	7,037	6,651

	Year ended December 31,
	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	8,080	6,595	6,553
Cash flow used for investing activities	(7,482)	(3,217)	(1,231)
Cash flow used for financing activities	(266)	(2,997)	(5,732)
Net effect of currency translation on cash and cash equivalents	(94)	56	258

Change in cash and cash equivalents	238	437	(152)
Change in short- and long-term marketable securities	(3,197)	834	723
Change in short- and long-term financial debts	(1,599)	(885)	(400)

Change in net liquidity	(4,558)	386	171
Net liquidity at January 1	7,037	6,651	6,480

Net liquidity at December 31	2,479	7,037	6,651

        The analysis of our cash flow, which is primarily on a pro forma basis, is divided as follows:

  1.
  Cash flow from Operating Activities and Free Cash Flow

  2.
  Cash flow used for Investing Activities

  3.
  Cash flow used for Financing Activities

  4.
  Net Liquidity

1. Cash Flow From Operating Activities and Free Cash Flow

        Our primary source of liquidity is cash generated from our operations. In 2005, cash flow from operating activities increased by $1.4 billion or 21% (restated: $1.5 billion, or 23%) to $8.1 billion reflecting the strong business expansion and good working capital management of the Divisions.

        In 2004, cash flow from operating activities increased by $62 million or 1% to $6.7 billion (restated: $42 million or 1% to $6.6 billion). Current tax payments rose $241 million compared to the previous year.

        Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. Accordingly, the 2004 pro forma consolidated cash flow statement includes the reclassification of $94 million (2003: $74 million) for capitalized R&D payments to cash flow used for investing activities.

        Our free cash flow, excluding the impact of the acquisitions or divestments of subsidiaries, associated companies and minority investments increased by 42% to $4.7 billion in 2005 from $3.3 billion in 2004. The free cash flow decreased 8% from $3.6 billion in 2003 to $3.3 billion in 2004.

        Our capital expenditure on property, plant and equipment for 2005 decreased by $0.1 billion to $1.2 billion (3.7% of net sales in 2005 and 4.5% of net sales in 2004) from $1.3 billion in 2004. In 2003 investments in property, plant and equipment amounted to $1.3 billion (5.3% of net sales).

        This level of capital expenditure reflects the continuing investment in Production as well as Research and Development facilities. We expect to increase spending to approximately 5% of net sales in 2006, excluding any impact from the planned Chiron acquisition and to fund these expenditures with internally generated resources.

        We present Free Cash Flow as additional information as it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free Cash Flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. We use Free Cash Flow in internal comparisons of our Divisions' and Business Units' results. Free Cash Flow of our Divisions and Business Units uses the same definition as that for our Group, however no dividends, tax or financial receipts or payments are included in the Division and Business Unit calculations. Free Cash Flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS or US GAAP).

        The following table details the components of these increases.

	Year ended December 31,
	2005	2004 Pro Forma	2003 Pro Forma
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	8,080	6,689	6,627
Purchase of property, plant & equipment	(1,188)	(1,269)	(1,329)
Purchase of intangible assets	(360)	(275)	(288)
Purchase of financial assets	(783)	(747)	(816)
Proceeds from sale of property, plant & equipment	73	129	92
Proceeds from sale of intangible and financial assets	958	670	967
Dividends paid to third parties	(2,107)	(1,896)	(1,659)

Free cash flow	4,673	3,301	3,594

	Year ended December 31,
	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	8,080	6,595	6,553
Purchase of property, plant & equipment	(1,188)	(1,269)	(1,329)
Purchase of intangible assets	(360)	(181)	(214)
Purchase of financial assets	(783)	(747)	(816)
Proceeds from sale of property, plant & equipment	73	129	92
Proceeds from sale of intangible and financial assets	958	670	967
Dividends paid to third parties	(2,107)	(1,896)	(1,659)

Free cash flow	4,673	3,301	3,594

2. Cash Flow used for Investing Activities

        In 2005, cash outflow due to investing activities was $7.5 billion. A total of $8.8 billion was spent on acquisitions, including an additional, approximately, 2% stake in newly issued shares of Chiron, which we acquired through an existing agreement for a total amount of $300 million. Investments in property, plant and equipment amounted to $1.2 billion and $0.2 billion was spent on other investing activities. Net proceeds from marketable securities were $2.7 billion.

        In 2004, cash outflow due to investing activities was $3.3 billion (restated: $3.2 billion). A total of $1.0 billion was spent on acquisitions, while investments in property, plant & equipment amounted to $1.3 billion. The net payments for acquiring marketable securities was $0.8 billion and other investments accounted for $0.2 billion.

        In 2003, our cash outflow due to investing activities was $1.3 billion (restated: $1.2 billion). $0.4 billion was spent to increase the strategic investment in Roche and for the acquisition of Idenix. Our investment in property, plant and equipment totaled $1.3 billion. The net proceeds from sales of marketable securities was $0.5 billion and other net investments accounted for $0.1 billion.

        Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. Accordingly, the 2004 pro forma consolidated cash flow statement includes the reclassification of $94 million (2003: $74 million) for capitalized R&D payments from cash flow from operating activities.

3. Cash Flow used for Financing Activities

        Cash flow used for financing activities in 2005 was $0.3 billion. $0.2 billion was spent on the acquisition of treasury shares and $2.1 billion on dividend payments. $2.0 billion inflow was due to the increase in short and long-term financial debts.

        Cash flow used for financing activities in 2004 was $3.0 billion, down $2.7 billion from 2003. $1.8 billion was spent on the acquisition of treasury shares and $1.9 billion on dividend payments. $0.7 billion cash inflow was due to the increase in short and long-term financial debt and a capital inflow from the IPO of Idenix Inc.

        In 2003, the cash flow used for financing activities was $5.7 billion. $0.3 billion was spent for the acquisition of treasury shares, $1.7 billion for dividend payments and $3.5 billion for the repayment of equity instruments.

4. Net Liquidity

        Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to $10.9 billion at December 31, 2005. Net liquidity fell by $4.5 billion to a total of $2.5 billion at December 31, 2005, compared to $7.0 billion at the start of the year, reflecting the acquisitions made during the year.

        Acquisitions amounted to approximately $8.8 billion to acquire Hexal and Eon Labs, as well as the North American OTC business of BMS and an additional, approximately, 2% stake in newly issued shares of Chiron through an existing agreement for a total cost of $300 million.

        Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to $13.9 billion at December 31, 2004. Net liquidity (liquidity less financial debt) at year-end was $7.0 billion, an increase of $0.4 billion from December 31, 2003.

        Our overall liquidity amounted to $12.6 billion at December 31, 2003. Net liquidity at year end was $6.7 billion.

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

Share repurchase program

        In August 2004, we announced the completion of the third share-repurchase program and the start of a fourth program to repurchase shares via a second trading line on the SWX Swiss Exchange for approximately $2.4 billion (CHF 3.0 billion). Additionally, a fifth share repurchase program for up to CHF 4.0 billion was approved at the Annual General Meeting on March 1, 2005. In 2004, a total of 22.8 million shares were repurchased for $1.0 billion to complete the third repurchase program. Since the start of the fourth program, a total of 25.4 million shares have been repurchased for $1.2 billion, of which 10.2 million shares amounting to $0.5 billion were bought back in 2005. Overall in 2005, a total of 16 million shares have been repurchased for $0.8 billion and a total of 13 million shares have been sold for $0.6 billion. This includes shares bought through the repurchase programs as well as additional shares bought and sold on the first trading line and transactions with associates.

        A proposal will be made at the Annual General Meeting on February 28, 2006 to reduce share capital by 10.2 million shares bought through the purchase programs on the second trading line in 2005.

        In 2005, our share capital was reduced by 38.0 million shares relating to shares bought on the second trading line in 2004.

        In 2004, our share capital was reduced by 24.3 million shares relating to shares bought on the second trading line in 2003.

        On July 22, 2002, we initiated our third share buy-back program to repurchase shares on the SWX Swiss Exchange for up to a total of CHF 4.0 billion. During 2003, 24.3 million shares were repurchased via a second trading line for a total amount of $939 million. In 2003, the Group's share capital was reduced by 22.7 million shares relating to shares bought on the second trading line in 2002.

        At December 31, 2005, our holding of treasury shares (excluding the amount that we will propose to be cancelled at the February 28, 2006 Annual General Meeting) amounted to 393 million shares or 14% of the total number of issued shares.

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

        On October 17, 2001, our affiliate, Novartis Securities Investment Ltd, Bermuda issued a 4% bond, guaranteed by Novartis AG and due in 2006, in the amount of EUR 900 million.

Direct Share Purchase Plans

        Since 2001 we have been offering US investors the ADS Direct Plan, which provides investors in the US an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis ADSs which are listed on the NYSE under the trading symbol NVS. At the end of 2005, the US Direct Share Purchase Plan had 453 participants. Since September 1, 2004 we have also offered a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the UK, which was the first of its kind in Europe. With this plan we offer an easy and inexpensive way of directly purchasing our registered shares and of depositing them free of charge with SAS SIS Aktienregister AG. As of December 31, 2005, a total of 9,163 shareholders were or had been enrolled in this program.

5.C  Research & Development, Patents and Licenses

        Our Research & Development spending totaled $4.8 billion, $4.1 billion and $3.7 billion for the years 2005, 2004 and 2003, respectively (restated: $4.2 billion and $3.7 billion for 2004 and 2003, respectively). Each of our Divisions has its own Research & Development and patents policies. For a description of those research and development and patents policies, see "Item 4. Information on the Company—4.B Business Overview."

5.D  Trend Information

        Please see "—5.A Operating Results" and "Item 4. Information on the Company—4.B Business Overview" for trend information.

5.E  Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also notes 28 and 29 to the consolidated financial statements and matters described in "Item 5.F. Aggregate Contractual Obligations—Contingencies".

5.F   Aggregate Contractual Obligations

        We have long-term research agreements with various institutions which require us to fund various research projects in the future. As of December 31, 2005, the aggregate total amount of payments, including potential milestones, which may be required under these agreements was $2.2 billion. We expect to fund these long-term research agreements with internally generated resources.

        As of December 31, 2005, our total financial debt was $8.5 billion, as compared with $6.9 billion as of December 31, 2004, and $6.0 billion as of December 31, 2003.

        The increase from 2004 to 2005 of $1.6 billion was due to a net increase in current financial debt (including the current portion of long-term debt) of $3.0 billion which was partially offset by a reduction in long-term debt. The increase from 2003 to 2004 was primarily due to new repurchase agreements of $709 million and currency translation effects on our euro denominated bonds of $213 million. Our year-end 2005 debt/equity ratio increased to 0.25:1 from 0.22:1 in 2004 due to the extra debt assumed to pay for the acquisitions. (No change in ratio from 2003 to 2004).

        We had $2.3 billion in straight bonds at December 31, 2005, down from $3.2 billion at December 31, 2004 and $3.0 billion as of December 31, 2003. The increases in 2004 and 2003 have been due to currency translation effect on our euro denominated bonds.

        For details on the maturity profile of debt, currency and interest rate structure, see note 18 to the consolidated financial statements.

        As of December 31, 2005, we had short-term debt (excluding the current portion of long-term debt) of $6.0 billion as compared with $3.4 billion as of December 31, 2004, and $2.7 billion as of December 31, 2003.

        This short-term debt consisted mainly of $4.9 billion (2004: $2.1 billion; 2003: $1.6 billion) in other bank and financial debt, including interest bearing employee accounts; and $0.8 billion (2004: $0.4 billion; 2003: $0.6 billion) of commercial paper. In 2004, short-term debt also included $0.7 billion in repurchase agreements created during 2004.

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

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Long-Term Debt	2,441	1,122	1,247	33	39
Operating Leases	963	257	329	135	242
Research & Development Commitments
—unconditional	95	60	35
—potential milestone payments	2,078	363	514	558	643
Purchase commitments
—property, plant & equipment	417	276	103	38

Total Contractual Cash Obligations	5,994	2,078	2,228	764	924

Contingencies

        In connection with our original investment in January 1995 in Chiron:

  •
  We agreed to purchase up to $500 million of new Chiron equity at fair market value, at Chiron's request. On October 30, 2005, in connection with the Agreement and Plan of Merger entered into between Novartis Corporation and Chiron, Chiron delivered a notice to us, electing for Novartis to acquire $300 million in new Chiron equity at $43.50 per share. On December 8, 2005, Novartis Biotech Partnership, Inc., an indirect wholly owned subsidiary of ours completed the acquisition of 6.9 million shares of Chiron common stock for an aggregate consideration of $300 million. Chiron may not require us to purchase any additional Chiron common equity.

  •
  We agreed to guarantee up to $702.5 million of Chiron debt. Utilization of the guarantee in excess of $402.5 million reduces the equity put amount discussed above. We are not obligated to fund any amounts unless Chiron defaults on the debt. On December 22, 2005, Chiron elected to increase the guarantee amount to its maximum and correspondingly, Chiron may no longer require us to purchase additional Chiron equity.

  •
  Chiron granted to Novartis an option to purchase newly issued shares of Chiron equity securities directly from Chiron at fair market value. We may exercise this option at any time and from time to time subject to certain conditions, including a limitation on our aggregate ownership not to exceed 55% of Chiron's then outstanding common stock.

        The outstanding equity put and guarantee expire no later than 2011.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters" and "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings."

Item 6.    Directors, Senior Management and Employees

6.A  Directors and Senior Management

Directors

Members of the Board of Directors

	Age	Director Since	Term Expires
Daniel Vasella, M.D.	52	1996	2007
Helmut Sihler, J.D., Ph.D.	75	1996	2007
Hans-Joerg Rudloff	65	1996	2007
Dr. h.c. Birgit Breuel	68	1996	2007
Peter Burckhardt, M.D.	67	1996	2008
Srikant Datar, Ph.D.	52	2003	2006
William W. George	63	1999	2006
Alexandre F. Jetzer	64	1996	2008
Pierre Landolt	58	1996	2008
Ulrich Lehner, Ph.D.	59	2002	2008
Dr.-Ing. Wendelin Wiedeking	53	2003	2006
Rolf M. Zinkernagel, M.D.	61	1999	2006

Daniel Vasella, M.D., Swiss, age 52.

        Function at Novartis AG. Since 1996 Daniel Vasella has served as Chief Executive Officer of the Group and as executive member of the Board of Directors. In 1999, he was also appointed Chairman of the Board of Directors.

        Activities in Governing or Supervisory Bodies. Daniel Vasella is also a member of the Board of Directors of Pepsico, Inc., US, a member of the Board of Dean's Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors.

        Professional Background. Daniel Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Daniel Vasella advanced from Head of Corporate Marketing and Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Daniel Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. He received the Harvard Business School's Alumni Achievement Award, the Appeal of Conscience Award, as well as the AJ Congress Humanitarian Award and numerous other awards. In 2002, Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Légion d'Honneur (France).

        Permanent Management or Consultancy Engagements. Daniel Vasella is a member of the Chairman's Council of DaimlerChrysler AG, Germany. In addition, he is President of the International Federation of Pharmaceutical Manufacturers Associations, a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. He also serves as a member of several industry associations and educational institutions.

Helmut Sihler, J.D., Ph.D., Austrian, age 75.

        Function at Novartis AG. Helmut Sihler became Vice Chairman in 1996. He became Lead Director in 1999 and is a member of the Chairman's Committee and the Corporate Governance and Nomination Committee. He chairs the Audit and Compliance Committee and the Compensation Committee. He qualifies as a Non-Executive, independent Director and the Board has decided that he is adequately qualified in financial matters in accordance with applicable regulations to chair the Audit and Compliance Committee.

        Activities in Governing or Supervisory Bodies. Helmut Sihler is Chairman of the Supervisory Board of Dr. Ing. h.c. F. Porsche AG, Germany.

        Professional Background. Helmut Sihler studied philology and law in Graz, Austria and Burlington, Vermont (US) and graduated with a Ph.D. in philology and a J.D. In 1957, he joined Henkel KGaA, Germany, initially holding several positions in the marketing department for consumer goods. From 1980 to 1992, Helmut Sihler was Chairman of the Central Board of Management of Henkel KGaA. In 1988 and 1989, Helmut Sihler was President of the Association of the German Chemical Industry. Helmut Sihler was ad interim CEO of Deutsche Telekom AG, Germany, from July to November 2002.

Hans-Joerg Rudloff, German, age 65.

        Function at Novartis AG. Since 1996, Hans-Joerg Rudloff has served as Vice Chairman. In 1999, he became a member of the Chairman's Committee and the Compensation Committee and since 2002 he has been a member of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director. Since 2004 Hans-Joerg Rudloff has been a member of the Audit and Compliance Committee. The Board has appointed him as an Audit Committee Financial Expert.

        Activities in Governing or Supervisory Bodies. Hans-Joerg Rudloff joined Barclays Capital in 1998, where he is presently Chairman. Hans-Joerg Rudloff also serves on a number of boards of other companies, including the Boards of Directors of the TBG Group (Thyssen-Bornemisza Group), Monaco, Marcuard Group, Geneva, RBC, Russia and ADB Consulting, Geneva, Switzerland.

        Professional Background. Hans-Joerg Rudloff studied economics at the University of Bern and graduated in 1965. He joined Credit Suisse in Geneva and moved to New York in 1968 to join the investment banking firm of Kidder Peabody Inc. He was in charge of the Swiss operation and was elected Chairman of Kidder Peabody International and a member of the Board of Kidder Peabody Inc. in 1978. In 1980 he joined Credit Suisse First Boston and was elected Vice Chairman in 1983 and Chairman and CEO in 1989. From 1986 to 1990 Hans-Joerg Rudloff was also a member of the Executive Board of Credit Suisse in Zurich in charge of all securities and capital market departments. From 1994 to 1998 Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, Hans-Joerg Rudloff was elected to the Board of Directors of Sandoz AG.

        Permanent Management or Consultancy Engagements. Hans-Joerg Rudloff is a member of the Advisory Board of the MBA program of the University of Bern, Switzerland, of Landeskreditbank Baden-Württemberg, Germany, and EnBW (Energie Baden-Württemberg), Germany.

Dr. h.c. Birgit Breuel, German, age 68.

        Function at Novartis AG. Since 1996, Birgit Breuel has served as a Member of the Board. In 1999, she became a member of the Audit and Compliance Committee. She qualifies as an independent, Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Birgit Breuel is also a member of the Supervisory Board of Gruner+Jahr AG, Hamburg, Germany, of WWF, Germany, and of HGV (Hamburger Gesellschaft für Vermögens- und Beteiligungsverwaltung mbH), Germany.

        Professional Background. Birgit Breuel studied politics at the Universities of Hamburg, Oxford and Geneva. She was Minister of Economy and Transport (1978-1986) and Minister of Finance (1986-1990) of Niedersachsen (Lower Saxony), the second largest state of Germany. In 1990, Birgit Breuel was elected to the Executive Board of the Treuhandanstalt, which was responsible for the privatization of the former East Germany's economy; in 1991, she also became the President of the Treuhandanstalt. From 1995 to 2000, she acted as the General Commissioner and CEO of the world exhibition EXPO 2000 in Hanover, Germany.

Peter Burckhardt, M.D., Swiss, age 67.

        Function at Novartis AG. Peter Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent, Non-Executive Director.

        Activities in Governing or Supervisory Bodies. From 1982 to 2004, Peter Burckhardt was the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland.

        Professional Background. After studying in Basel and Hamburg, Peter Burckhardt graduated with an M.D. from the University of Basel in 1965. He trained from 1966 to 1978 in internal medicine and endocrinology, mainly at the University Hospital of Lausanne, Switzerland, and the Massachusetts General Hospital, Boston, Massachusetts. Peter Burckhardt was appointed Chief of Clinical Endocrinology in 1978, and full Professor of Internal Medicine and Chairman of the Department of Internal Medicine at the University Hospital of Lausanne in 1982. In addition to his activities as a clinician and academic teacher, Peter Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine, a member of the appeal committee of the national agency for drug controls and a board member of numerous scientific societies including the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, and the Committee for Endocrinology of the European Community.

        Permanent Management or Consultancy Engagements. Since 1982, Peter Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service, until 2004. He is treasurer of the International Foundation of Osteoporosis. Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis.

Srikant Datar, Ph.D., American, age 52.

        Function at Novartis AG. Srikant Datar became a member of the Board in 2003. He is a Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Srikant Datar is a member of the Board of Voyan Technology Inc., Santa Clara, California, and of Harvard Business School Interactive, Boston, Massachusetts.

        Professional Background. In 1973, Professor Srikant Datar graduated with distinction in mathematics and economics at the University of Bombay. He is a Chartered Accountant and holds two masters degrees and a Ph.D. from Stanford University. Professor Datar has worked as an accountant and planner in industry and as a Professor at the Universities of Carnegie Mellon, Stanford and Harvard in the US. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Srikant Datar has advised and worked with numerous renowned firms such as Du Pont, General Motors and Mellon Bank in research, development and training.

        Permanent Management or Consultancy Engagements. Srikant Datar is Senior Associate Dean for Executive Education at the Graduate School of Business Administration of Harvard University, Boston, Massachusetts.

William W. George, American, age 63.

        Function at Novartis AG. In 1999, William W. George was elected as a member of the Board of Directors. In 2000, he became a member of the Compensation Committee. In 2001, he became a member of the Chairman's Committee and also the Chairman of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director.

        Activities in Governing or Supervisory Bodies. William W. George is a member of the Boards of Directors of Goldman Sachs and Exxon Mobil.

        Professional Background. William W. George received his BSIE from Georgia Institute of Technology in 1964 and his MBA from Harvard University in 1966. From 1966 to 1969, he worked in the US Department of Defense as special assistant to the Secretary of the Navy and as assistant to the Comptroller. After having served as President of Litton Microwave Cooking Products, William W. George held a series of executive positions with Honeywell from 1978 to 1989. Thereafter he served as President and Chief Operating Officer of Medtronic, Inc. in Minneapolis, and, from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic's Chairman. He has served as Executive-in-Residence at Yale School of Management and Professor of Leadership and Governance at IMD International in Lausanne, Switzerland.

        Permanent Management or Consultancy Engagements. William W. George is Professor of Management Practice at Harvard Business School. In addition, he is a trustee of the Carnegie Endowment for International Peace. William W. George is the Chairman of the Center for Leadership and Business Ethics.

Alexandre F. Jetzer, Swiss, age 64.

        Function at Novartis AG. Alexandre F. Jetzer has served as a Director since 1996. He is a Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Alexandre F. Jetzer is also a member of the Board of Directors of Clariden Bank, Zurich, Switzerland, of the Supervisory Board of Compagnie Financière Michelin, Granges-Paccot (FR), Switzerland, and of the Board of the Lucerne Festival Foundation, Lucerne, Switzerland.

        Professional Background. Alexandre F. Jetzer graduated with Masters of law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Alexandre F. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in the capacity of Chief Financial Officer (CFO) and, as of 1990, as Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey, and he additionally was appointed President and CEO of Sandoz Corporation in New York. After the merger which created Novartis in 1996 until 1999, he served as a member of the Novartis Group Executive Committee and Head of International Coordination, Legal & Taxes.

        Permanent Management or Consultancy Engagements. Alexandre F. Jetzer has a Consultancy Agreement with Novartis International AG to provide Government Relations support.

Pierre Landolt, Swiss, age 58.

        Function at Novartis AG. Pierre Landolt has served as a Director since 1996. He qualifies as an independent, Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Pierre Landolt is President of the Sandoz Family Foundation, Glaris, Switzerland, Chairman of the Board of Directors of Emasan AG, Basel, Switzerland, and of Vaucher Manufacture Fleurier SA, Fleurier, Switzerland. He is a member of the Board of Directors of Syngenta AG, where he also serves as member of the Audit Committee, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. In addition, Pierre Landolt is Associate Partner of Banque Landolt & Cie, Lausanne, Switzerland, and Vice Chairman of the Board of Directors of Parmigiani Fleurier SA., Fleurier, Switzerland, and of the Fondation du Montreux Jazz Festival, Montreux, Switzerland.

        Professional Background. Pierre Landolt graduated with a Bachelor of Law degree from the University of Paris-Assa. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the Northeast of Brazil, cultivating organic tropical fruit as well as producing dairy products. In 1989, he founded a firm manufacturing and installing irrigation systems. Since 1997, Pierre Landolt has been Associate and Chairman of AxialPar Ltda, São Paulo, a company investing in Sustainable Development. In 2000, he was co-founder of EcoCarbone LLC, Delaware, US, a company focused on the development of carbon sequestration processes in Asia, Africa, South America and Europe.

Ulrich Lehner, Ph.D., German, age 59.

        Function at Novartis AG. Ulrich Lehner was elected to the Board of Directors of Novartis AG in 2002. He is a member of the Audit and Compliance Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Ulrich Lehner is President and CEO of Henkel KGaA, Germany. He also serves as a member of the Board of Ecolab Inc., St. Paul, Minnesota, as member of the supervisory board of E.ON AG and of HSBC Trinkaus & Burkhardt KGaA, both in Düsseldorf, Germany.

        Professional Background. Ulrich Lehner studied business administration and mechanical engineering. From 1975 to 1981, Ulrich Lehner was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Düsseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Essen, Germany, from 1983 to 1986, he returned to Henkel KGaA as Finance Director. From 1991 to 1994, Ulrich Lehner headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served Henkel KGaA, Düsseldorf, as Executive Vice President, Finance/Logistics (CFO).

        Permanent Management or Consultancy Engagements. Ulrich Lehner is a member of the Advisory Board of Dr. August Oetker KG, Bielefeld, Germany, and of Krombacher Brauerei, Krombach, Germany. He is an Honorary Professor at the University of Münster, Germany.

Dr. Ing. Wendelin Wiedeking, German, age 53.

        Function at Novartis AG. Wendelin Wiedeking was elected as a member of the Board in 2003. He qualifies as an independent, Non-Executive Director.

        Activities in Governing or Supervisory Bodies. Wendelin Wiedeking is Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG, Germany.

        Professional Background. Born in Ahlen, Germany, Wendelin Wiedeking studied mechanical engineering and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen. His professional career began in 1983 as Director's Assistant in the Production and Materials Management area of Dr.-Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988 he moved to the Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive and Chairman of the Board of Management of Glyco AG. In 1991 he returned to Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), and in 1993 its Chairman.

Rolf M. Zinkernagel, M.D., Swiss, age 61.

        Function at Novartis AG. In 1999, Rolf M. Zinkernagel was elected to the Board of Directors of Novartis AG. He has been a member of the Corporate Governance and Nomination Committee since 2001. He qualifies as an independent, Non-Executive Director.

        Professional Background. Rolf M. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Rolf M. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. Rolf M. Zinkernagel was a member of the Board of Directors of Cytos Biotechnology AG, Schlieren/Zurich, Switzerland, until April 2003.

        Permanent Management or Consultancy Engagements. Rolf M. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: The Lombard Odier, Darier Hentsch & Cie Bank, Geneva, Switzerland; Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Cytos Biotechnology AG, Schlieren/Zurich, Switzerland; Bioxell, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont, California; Dimethaid, Toronto, Canada; Humab, San Francisco, California; xbiotech, Vancouver, Canada; and MannKind, Sylmar, California. Rolf M. Zinkernagel is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Liponova, Hannover, Germany; Solis Therapeutics, Palo Alto, California; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China.

Executive Officers and Senior Management

        Daniel Vasella, M.D., Swiss, age 52.    See "—Directors."

        Urs Baerlocher, J.D., Swiss, age 63.    Urs Baerlocher earned his J.D. from the University of Basel and was admitted to the bar in 1970. After working as a tax lawyer, he joined Sandoz in 1973, and held a number of key positions including Head of Strategic Planning and Head of Group Reporting. In 1987, he was made a member of the Sandoz Executive Board, responsible for, among other things, Strategic Planning, HR, Legal, Taxes, Patents and Trademarks. In 1990, he became CEO of the Sandoz Nutrition Division and then, in 1993, CEO of Sandoz Pharma. In 1995, Urs Baerlocher assumed the position of

Chairman of the Board of Sandoz Deutschland GmbH (Germany) and Biochemie GmbH (Austria). After the formation of Novartis in 1996 he served as Head of Legal, Tax, Insurance, to which Corporate Security and International Coordination were added. He became a member of the Executive Committee of Novartis in 1999. He has held his current position as Head of Legal and General Affairs since 2000, when his responsibilities were extended to include Corporate Intellectual Property and Corporate Health, Safety & Environment as well as, from 2004, the newly created function, Corporate Risk Management. In 2005 the corporate function Public Affairs was also integrated into Legal and General Affairs and since then Group Quality Operations report functionally to Urs Baerlocher.

        Raymund Breu, Ph.D., Swiss, age 60.    Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and, in 1982, became the Head of Finance for the Sandoz affiliates in the UK. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the US. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, he assumed his current position as Chief Financial Officer and member of the Group Executive Committee. Raymund Breu is also a member of the Board of Directors of Swiss Re, Chiron Corporation, the SWX Swiss Exchange and its admission panel, and the Swiss takeover commission.

        Juergen Brokatzky-Geiger, Ph.D., German, age 53.    Juergen Brokatzky-Geiger graduated with a Ph.D. in Chemistry from the University of Freiburg, Germany, in 1982. He joined Ciba-Geigy in 1983 as a Laboratory Head in the Pharmaceuticals Division. After a job rotation in Summit, NJ, from 1987 to 1988 he held a number of positions of increasing responsibility, including Group Leader of Process R&D, Head of Process R&D and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. Thereafter, he became the Head of Chemical and Analytical Development and, from 1999 until August 2003, he served as the Global Head of Technical R&D. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee since January 1, 2005.

        Paul Choffat, J.D., Swiss, age 56.    Paul Choffat holds a J.D. from the University of Lausanne, Switzerland, and an MBA from the International Institute for Management Development (IMD) in Lausanne. He started his professional career with Nestlé in Zurich, Switzerland, and London, UK. From 1981 to 1985, he was a project manager at McKinsey & Company in Zurich. Between 1987 and 1994, he held a number of leading positions at Landis & Gyr in Zug, Switzerland, where he became a member of the Executive Board and Head of the Communications Division. In 1994, he moved to Von Roll in Gerlafingen, Switzerland, as CEO. Paul Choffat joined Sandoz in 1995 as Head of Management Resources and International Coordination. He subsequently became a member of the Executive Board and was responsible for Group Planning and Organization. During the Novartis merger he headed the integration office. In 1996, he returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999. He rejoined Novartis in January 2002 as Head of our Consumer Health Division and member of the Group Executive Committee.

        Thomas Ebeling, German, age 46.    Thomas Ebeling graduated from the University of Hamburg with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma in Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993 and was National Sales and Franchise Director for Pepsi's retail and on-premise sales from 1994. He then served as General Manager of Pepsi-Cola Germany. In 1997, Thomas Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After having served as CEO of Novartis Nutrition, he became CEO of Novartis Consumer Health worldwide, and then Chief Operating Officer of Novartis Pharmaceuticals, before attaining his present position as Head of our Pharmaceuticals Division and a member of the Group

Executive Committee in 2000. He has been a member of the Board of Directors of Idenix Pharmaceuticals since 2003.

        Mark C. Fishman, M.D., American, age 55.    Mark. C. Fishman is President of the Novartis Institutes for BioMedical Research. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston, Massachusetts. He continues to hold a professorship in the Department of Medicine at Harvard Medical School. He serves on several editorial boards and has worked with national policy and scientific committees including those of the National Institutes of Health (NIH) and Wellcome Trust. He is a graduate of Yale College and Harvard Medical School. He completed his Internal Medicine residency, Chief residency, and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and Fellow of the American Academy of Arts and Sciences.

        Andreas Rummelt, Ph.D., German, age 49.    Andreas Rummelt graduated with a Ph.D. in Pharmaceutical Sciences from the University of Erlangen-Nürnberg. He joined Sandoz in 1985 and held various positions in Development within the firm. From 1985 to 1994, he served first as Laboratory Head, then as Group Head, and finally as Department Head in the area of Drug Delivery Systems Technology. In 1994 he was appointed Head of Corporate Technical R&D, in 1996 he became Head of Worldwide Technical Research & Development, and from 1999 until October 2004 he served as head of Global Technical Operations. Andreas Rummelt was appointed to his present position as Head of our Sandoz Division on November 1, 2004. He has been a member of the Group Executive Committee since January 1, 2006.

Business Unit Heads

Name, nationality and age	Head of Business Unit	Active for Novartis since	Significant positions previously held	Education
David Epstein American, 44	Specialty Medicines and Oncology	1989	Chief Operating Officer and member of the Executive Committee of Novartis Pharmaceuticals Corporation (US)	Bachelor of Science, Pharmacy, Rutgers University, and M.B.A., Columbia University

Giacomo di Nepi Italian, 52	Transplantation and Immunology(1)	1996	CPO and Country Head, Italy	Bachelor of Arts, Economics, Bocconi University M.B.A., INSEAD

Nicholas Franco Canadian, 43	Ophthalmics(2)	1991	Global Head, Business Development & Licensing General Medicines, Pharma	Bachelor of Science and M.B.A., McGill University

Larry Allgaier American, 47	OTC	2003	VP and General Manager, North America Baby Care, for Procter & Gamble	Bachelor of Science, Chemical Engineering Christian Brothers University

George Gunn British, 55	Animal Health	2003	President Animal Health, Pharmacia Corp.; Head Animal Health, US and Region North America, for Novartis Animal Health	Bachelor of Veterinary Medicine and Surgery from the Royal Dick School of Veterinary Studies, Edinburgh, UK

Michel Gardet French, 49	Medical Nutrition	1991	General Manager of Novartis Consumer Health, Iberia; Head of Health and Functional Nutrition Novartis	French Business School Graduate

Kurt T. Schmidt American, 48	Gerber	2002	Head, Novartis Animal Health Business Unit; Area Director Australasia, Kraft Foods; General Manager Food for Kraft Foods, Germany	Bachelor of Science, United States Naval Academy, Annapolis, and M.B.A., University of Chicago

Joseph T. Mallof American, 53	CIBA Vision	2002	Regional President of S.C. Johnson & Son for the Americas Asia Pacific; General Manager of Procter & Gamble in Japan and the Philippines	Bachelor of Science, Purdue University, and M.B.A., University of Chicago

(1)
Giacomo Di Nepi succeeded Anthony Rosenberg, effective April 1, 2005.

(2)
Nicholas Franco succeeded Flemming Ørnskov, effective September 15, 2005.

6.B  Compensation

Non-Executive Directors' Compensation

        The Compensation Committee advises the Board of Directors on the compensation of Non-Executive Directors. Non-Executive Directors receive an annual retainer in an amount that varies with the Board and Committee responsibilities of the Director. Directors receive no additional fees for attending meetings or acting as committee chairs.

        Directors can choose to receive the annual retainer in cash, shares, or a combination thereof. As of January 1, 2003, we no longer offer share options to Directors, or grant shares to Directors in acknowledgement of business performance. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services.

2005 Non-Executive Directors' Compensation

	Annual Cash Compensation (CHF)	Shares (number)
Daniel Vasella, M.D. Chairman Chairman's Committee (Chair)	(please refer to the table on page 138)
Helmut Sihler, J.D., Ph.D. Vice Chairman, Lead Director Chairman's Committee (Member) Compensation Committee (Chair) Audit and Compliance Committee (Chair) Corporate Governance and Nomination Committee (Member)	979,463	—
Hans-Joerg Rudloff Vice Chairman Chairman's Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	717,104	—
Dr. h.c. Birgit Breuel Audit and Compliance Committee (Member)	452,870	—
Peter Burckhardt, M.D.	347,551	—
Srikant Datar, Ph.D.	301,000	2,246
William W. George Chairman's Committee (Member) Compensation Committee (Member) Corporate Governance and Nomination Committee (Chair)	331,250	3,460
Alexandre F. Jetzer(1)	348,676	—
Pierre Landolt	224,930	2,155
Ulrich Lehner, Ph.D. Chairman's Committee (Member) Audit and Compliance Committee (Member)	120,100	6,265
Dr. Ing. Wendelin Wiedeking	106,179	4,222
Rolf M. Zinkernagel, M.D.(2) Corporate Governance and Nomination Committee (Member)	664,631	—

Total	4,593,754	18,348

(1)
In addition he was paid CHF 140,000 for other consulting services.

(2)
Includes CHF 250,000 for acting as the Board's delegate in the scientific advisory boards of the Genomics Institute of the Novartis Research Foundation (GNF) and the Novartis Institute for Tropical Diseases (NITD).

Ownership of Novartis Shares and Share Options by the Non-Executive Directors

        In December 2003, the Board of Directors adopted a share ownership guideline, under which Non-Executive Directors are required to own at least 5,000 Novartis shares within three years after joining the Board. As of December 31, 2005, the total number of Novartis shares owned by the Non-Executive Directors and persons closely linked to them was 401,288. "Persons closely linked to them" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, or (iv) any legal or natural person who is acting as their fiduciary.

        No Non-Executive Director owned 1% or more of our outstanding shares. As of December 31, 2005, the individual ownership of Novartis shares by the Non-Executive Directors (including persons closely linked to them) was as follows:

Beneficial Owner	Number of shares owned directly or indirectly
Daniel Vasella, M.D.	(please refer to the table on page 139)
Helmut Sihler, J.D., Ph.D.	34,304
Hans-Joerg Rudloff	109,791
Dr. h.c. Birgit Breuel	5,000
Peter Burckhardt, M.D	15,264
Srikant Datar, Ph.D.	7,272
William W. George	115,709
Alexandre F. Jetzer	60,621
Pierre Landolt	11,342
Ulrich Lehner, Ph.D.	11,385
Dr.-Ing. Wendelin Wiedeking	11,978
Rolf M. Zinkernagel, M.D.	18,622

Total	401,288

        As of the same date, the Non-Executive Directors held a total of 256,483 Novartis share options. The number of share options granted and exercise prices have been adjusted to reflect the share split of 1:40 in 2001. Broken down by grant year, the number of options held for the last 5 years are:

Grant Year	Options held (number)	Exchange Ratio	Exercise Price (CHF)	Term life (years)
2002	96,363	1:1	62.0	9
2001	68,280	1:1	70.0	9
	10,000	1:1	62.6	10

Compensation for Former Directors and Executives

        In 2005, a total amount of $101,465 was paid to two former members of the Board and $991,857 to three former Executives.

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

        Total actual compensation delivered may reach levels comparable to the upper quartile of our peer companies if superior performance is achieved. Annual cash and equity incentive awards are based on both overall Group or affiliate company and individual performance. Long-term incentive awards include share options and other forms of equity participation. Executive compensation programs strongly encourage significant levels of share ownership and put a high portion of total compensation at risk, subject to individual and company performance and the appreciation of Novartis shareholder value. In addition, to further strengthen our ownership philosophy, in 2003, the Board of Directors established share ownership guidelines under which designated executives are required to own a multiple of their base salary in Novartis shares. Compensation programs and levels are reviewed regularly, based on publicly available data and the analysis of external compensation advisors. The Compensation Committee believes that this position is consistent with the performance of the Group and its evaluation of the external market.

Compensation Program Descriptions

        The total compensation package for each executive consists of the three basic components discussed in more detail below.

Salaries

        The 2005 salaries of the Executive Committee members are shown in the "Salary" column of the 2005 Summary Compensation Table on page 138.

Annual Incentive Awards

        Under the annual incentive plan, awards are made each year based on the achievement of predetermined Group or affiliated company and individual performance objectives. Below a certain performance threshold, no awards may be granted under the plan.

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

(a)
Novartis Equity Plan "Select"

        In 2004, the Board of Directors adopted a modification to the Share Option Plans described below. Under the plan called "Select," participants have the choice to receive their equity award in the form of share options or restricted shares. An exchange ratio of share options to shares is set by the Board. For

2005, four share options could be exchanged for one share. Shares granted have a restriction period identical to the vesting period of the share options.

Select Rest of the World Plan

        Under the Plan, Non-Executive Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in our profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. If a Participant voluntarily leaves Novartis, equity not yet vested generally forfeit. In 2004, the vesting period for the Plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will come into force in 2007, at which point the vesting period might be reviewed. The share options under the Select Rest of World Plan are granted at a strike price corresponding to the market price of the underlying share at the time of grant, have a term of ten years and an exchange ratio of 1:1.

Select US Plan

        Introduced in 2001, the Plan provides for equity awards for US-based Non-Executive Directors (through 2002), officers and other selected employees, thus replacing a Share Appreciation Rights Plan. The terms and conditions of the US plan are substantially equivalent to the Select Rest of World Plan. As of 2004, ADS share options granted under the plan are tradable in the same manner as the Rest of the World Plan tradable options.

(b)
Other Long-Term Incentive Plans

        We offer to nominated executives a Long-Term Performance Plan, a Leveraged Share Savings Plan and a Restricted Share Plan. These plans are designed to foster the long-term commitment of eligible employees by aligning their incentives with our performance.

Long-Term Performance Plan

        Under the Long-Term Performance Plan, participants are awarded the right to earn Novartis shares. Actual payouts, if any, are determined with the help of a formula which measures, among other things, our performance using economic value added relative to predetermined plan targets. Additional functional objectives may be considered in the evaluation of performance. If performance is below the threshold level of the predetermined targets, then no shares will be earned. To the extent the performance exceeds the threshold performance level, participants are eligible to receive an increasing amount of Novartis shares, up to the maximum cap. Payout of shares is conditioned among other things on the participant remaining in the employment of a Novartis affiliate at the time of payout.

Leveraged Share Savings Plan

        There are two separate Leveraged Share Savings Plans. Under both plans participants receive their Annual Incentive Award in shares at the fair market price of the share on the grant date. Under the first plan, participating executives are free to sell part or all of these shares immediately. Shares not immediately sold are blocked for five years after the grant date. After expiration of the blocking period, the respective shares are matched with an equal number of shares. Under the second plan, associates with a Swiss employment contract are free to sell 50% or 100% of these shares immediately. Shares held under the plan have a three year blocking period and are matched at the end of the blocking period with one share for every two shares that were blocked. A participating employee may only take part in one plan per year. Generally, no matching shares will be granted if an associate voluntarily leaves Novartis prior to expiration of the blocking period.

Restricted Share Plan

        Under the Restricted Share Plan, associates may be granted restricted share awards either as a result of a general grant or as a result of an award based on having met certain performance criteria. Shares granted under this Plan generally have a five-year vesting period. If a participant voluntarily leaves Novartis, unvested shares generally forfeit.

Employee Benefits

        Employee benefits offered to executives are designed to be competitive and to provide a safety net against the financial catastrophes that can result from disability or death, and to provide a reasonable level of retirement income based on years of service with Novartis.

Evaluation of the Executive Committee Members' Performance

        The Compensation Committee and the Board of Directors meet without the Chairman and CEO to evaluate his performance, and with the Chairman and CEO to evaluate the performance of other Executive Committee members. The bonuses and long-term incentives for 2004 and the base salaries for 2005 were discussed and approved at the meetings of the Compensation Committee held in January 2005. The decisions on compensation of Executive Committee members were mainly based on individual performance evaluations in which market conditions were taken into consideration. The Compensation Committee considered management's achievement of short- and long-term goals, including revenue growth, economic value creation (operating and net income, earnings per share and economic value added) and ongoing efforts to optimize organizational effectiveness and productivity. The Compensation Committee also takes into consideration management's responses to the changes in the global marketplace and the strategic position of the Group. The performance measures were weighted subjectively by each member of the Compensation Committee.

Summary

        The Compensation Committee believes that the compensation practices and compensation philosophy of Novartis align executive and shareholder interests. Ongoing adaptation of the programs and practices further allowed the Company to attract, retain and motivate the key talent Novartis needs to continue to compete and provide a strong return to shareholders.

Executive Compensation

        In 2005, there were 20 Executive Committee members, Permanent Attendees to the Executive Committee and Business Unit Heads ("Executives"), including those who retired or terminated their employment in 2005. In total, the Executives received $10,649,000 in salaries and $3,638,000 in cash bonuses. The number of share options granted was 3,242,269 and the number of shares granted was 653,787. Other compensation in the amount of $3,384,000 was set aside for their pension, retirement and other benefits. Compensation represents all payments made in 2005. However, cash bonuses and long-term compensation are based on 2004 business performance. For the compensation of key management, consisting of the Executives and non-executive Directors based on International Financial Reporting Standards, see Note 28 of the consolidated financial statements. The following summary compensation table provides details on the 2005 compensation of the Executive Committee members in their respective currencies.

2005 Summary Compensation Table

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Currency	Salary	Annual Incentive	Restricted Share Awards (number)(1)	Unrestricted Share Awards (number)(2)	Share Options (number)(3)	All Other Compensation(4)	Total(5)
Daniel Vasella, M.D. Chairman & CEO	CHF	3,000,000	—	104,439	104,439	1,387,790	413,474	21,257,120
Urs Baerlocher, J.D. Head of Legal & General Affairs	CHF	816,667	—	59,438	10,444	0	155,500	3,213,947
Raymund Breu, Ph.D., Chief Financial Officer	CHF	1,041,667	—	20,888	13,055	496,381	165,960	5,334,353
Juergen Brokatzky-Geiger, Ph.D. Head of Human Resources	CHF	591,667	—	18,106	5,745	34,127	153,927	2,131,759
Paul Choffat, J.D. Head of Consumer Health	CHF	816,668	360,000	6,267	9,052	223,372	159,840	3,492,624
Thomas Ebeling Head of Pharmaceuticals	CHF	1,083,333	1,260,000	20,000	19,583	651,500	255,787	8,623,001
Mark C. Fishman, M.D., Head of Biomedical Research	USD	870,833	13,095	52,744	13,674	151,659	195,923	6,206,106

(1)
The Restricted Share Awards include shares granted under the Leveraged Share Savings Plan, shares granted under the Novartis Equity Plan "Select" and other restricted share grants.

(2)
The Unrestricted Share Awards include shares granted under the Long-Term Performance Plan.

(3)
The share options granted provide the right to purchase one share per option. Share options granted under the Novartis Equity Plan "Select" have an exercise price of CHF 57.45 per share which corresponds to the market price at grant. The options have a cliff-vesting period of two years after the date of grant and will expire on February 3, 2015. The tradable share options have a tax value of CHF 6.12 per option. Share options granted under the US ADS Incentive Plan have an exercise price of USD 47.84 per share which corresponds to the market price at grant. The options have a cliff-vesting period of three years after the date of grant and will expire on February 3, 2015. The tradable share options have a value of USD 12.85 per option, calculated based on the trinomial method.

(4)
Amounts include payments made by Novartis to the Management Pension Fund, a defined-contribution plan and other benefits.

(5)
The total compensation amounts have been calculated using the taxable value or trinomial value of the shares and share options granted.

Distribution of Share Options Granted to Employees

        Under the Novartis Equity Plan "Select" described above, a total number of 17 million share options and 3,565,213 shares were granted to 8,208 participants in 2005. Under the plan, 17% of the equity valued at the time of grant were granted to the Executives.

        As of December 31, 2005, a total number of 59.3 million share options were outstanding, providing the right to an equal number of shares, which corresponds to 2.2% of the total number of Novartis AG issued shares.

Ownership of Novartis Shares and Share Options by the Executives

        The total number of Novartis shares owned by the 16 Executives in office as of December 31, 2005 (not including the four who retired or terminated their employment during 2005), and persons closely linked to the 16 Executives, was 2,278,812. "Persons closely linked to them" are (i) their spouses, (ii) their children below the age of 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary. No Executive owned 1% or more of our outstanding shares. As of December 31, 2005, the individual ownership of Novartis shares of the Executive Committee members (including persons closely linked to them) was as follows:

Beneficial Owner	Number of shares owned directly or indirectly
Daniel Vasella, M.D.	1,043,411
Urs Baerlocher, J.D.	213,985
Raymund Breu, Ph.D.	255,686
Juergen Brokatzky-Geiger, Ph.D.	35,329
Paul Choffat, J.D.	37,079
Thomas Ebeling	114,391
Mark C. Fishman, M.D.	101,206

Total	1,801,087

        The 16 Executives in office as of December 31, 2005, held a total of 5,982,362 Novartis share options. The number of share options and exercise price were adjusted to reflect the share split of 1:40 in 2001. Broken down by grant year since 2001, the numbers of share options held are:

Grant Year	Options Held (number)(1)	Conversion Rate	Exercise Price (CHF)	Term Life (years)
2005	3,204,583	1:1	57.45	10
2004	1,607,802	1:1	57.45	10
2003	799,636	1:1	49.00	9
2002	295,681	1:1	62.00	9
2001	63,700	1:1	70.00	9

(1)
The number of share options held includes share options granted under the Novartis Share Option Plan and the US ADS Incentive Plan.

Benefit Plans

Swiss Employee Benefit Plans

(a)   Swiss Pension Fund

        The Swiss Pension Fund is a defined-benefit fund that provides retirement benefits and risk insurance for death or disability. The Swiss Pension Fund is funded by contributions from Group companies and the insured employees. The Swiss Pension Fund insures remuneration up to a maximum of CHF 220,000 per year, reduced with a coordinating offset of 30% of salary up to a maximum of CHF 24,120. The maximum retirement pension is 60% of the insured remuneration after 40 years of contribution. The table shows the annual pension benefit by base salary and years of service. In 2005, we contributed on average CHF 18,650 to the Pension Fund for each of the six Swiss-based Executive Committee members.

	Years of Service
Base Salary (CHF)
	15	20	25	30	35	40
100,000	17,076	22,764	28,464	34,152	39,840	45,528
140,000	26,076	34,764	43,464	52,152	60,840	69,528
180,000	35,076	46,764	58,464	70,152	81,840	93,528
220,000	44,076	58,764	73,464	88,152	102,840	117,528
over 220,000	44,076	58,764	73,464	88,152	102,840	117,528

(b)   Swiss Management Pension Fund

        The Swiss Management Pension Fund is basically a defined-contribution plan and provides retirement benefits and risk insurance for death and disability for components of remuneration not covered by the Swiss Pension Fund. Swiss law provides certain minimum requirements, e.g. return on employee contributions. However, these requirements do not substantially affect the "defined-contribution-character" of the pension plan. Employees exceeding the maximum insurable remuneration of the Swiss Pension Fund are eligible for the Swiss Management Pension Fund. The benefits under the Swiss Management Pension Fund are granted in addition to those of the Swiss Pension Fund. The Swiss Management Pension Fund is funded through contributions by Novartis and the employee.

US-Based Employee Pension Plan

        The Pension Plan for certain US-based employees of Novartis Corporation (Pension Plan) is a funded, tax-qualified, noncontributory defined-benefit pension plan that covers certain employees of Novartis Corporation and its US affiliates, including Dr. Fishman. The Pension Plan provides for different pension formulas, depending on which Novartis company is the employer of a particular employee. The pension formula in which Dr. Fishman participates under the Pension Plan is a Pension Equity Plan (PEP) formula. Benefits under the PEP formula are based upon an employee's highest average earnings for a five-calendar-year period during the last ten calendar years of service with Novartis and the employee's accumulated PEP credits (expressed as a percentage of final average earnings, and ranging from 2% to 13% for each year of service based on the employee's attained age in a particular year), and are payable after retirement in the form of an annuity or a lump sum. The amount of annual earnings covered by the Pension Plan is generally equal to the employee's base salary and annual bonus. The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2005, the annual limitation was $210,000. Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans, each of which provides its respective employees with an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of legislation limiting pension benefits and the annual earnings that may be considered in calculating pension benefits under tax-qualified pension plans, and the amount actually payable under the Pension Plan.

US-Based Defined Contribution Program

        Employees of our subsidiaries located in the US, including Dr. Fishman, generally are eligible to participate in tax-qualified defined contribution plans through which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a Company match that is generally $1 for each $1 contributed by the employee, up to 6% of the employee's annual compensation. In addition, employees of certain of our subsidiaries are eligible to receive a retirement contribution equal to 3% of their annual compensation (subject to the annual limitation described above) in lieu of the pension benefits they may otherwise have been eligible to receive under the Pension Plan. Dr. Fishman is not eligible to receive this 3% retirement contribution. Novartis Corporation and its US affiliates also maintain various unfunded supplemental defined contribution plans, each of which provides their respective employees with an amount substantially equal to the difference between the amount that would have been payable under the applicable defined contribution plan in the absence of legislation limiting retirement benefits and the annual earnings that may be considered in calculating matching contributions and retirement contributions under tax-qualified defined contribution plans, and the amount actually payable under such plans.

Personal Loans and Severance Agreements

        No loans were granted to the Executives during 2005 or were outstanding as of December 31, 2005. During 2005, one Executive received $327,942 as severance.

6.C  Board Practices

Director Independence

        The Board of Directors has promulgated independence criteria for its members. These criteria are appended to the Regulations of the Board and can be found on the Internet at:
http://www.novartis.com/investors/en/corporate_governance.

        Pursuant to these criteria, the Board has determined that all of its members, other than Dr. Vasella and Mr. Jetzer are independent and have no material dealings with Novartis AG or other companies of the Novartis Group outside their role as a Director.

        Dr. Vasella is the only Executive Director. Mr. Jetzer was a member of the Executive Committee until 1999 and continues to support the Government Relations activities of the Group under a consultancy agreement. With effect from March 1, 2006, Prof. Datar will be considered to be an independent director given the expiration of the three-year look-back period on compensation other than Board fees paid by an issuer to its directors, as required by the rules of the New York Stock Exchange (NYSE).

        In 2002, Novartis made a gift to Harvard Business School of $5 million. This amount established and endowed a professorship in the name of Novartis at Harvard Business School. The Board of Directors concluded that this endowment, which under the rules of the NYSE must be reported, does not have any influence on the independence of either Prof. Datar or Mr. William W. George, who became a member of the faculty of Harvard Business School in 2004. Prof. Zinkernagel has been delegated to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD). He is also a delegate to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

        On a regular basis and in the ordinary course, we conduct business with Barclays Capital, of which Hans-Joerg Rudloff is presently Chairman of the Executive Committee. The Board of Directors concluded that pursuant to its independence criteria this does not have any influence on the independence of Hans-Joerg Rudloff.

        No Director is a member of a board of directors of a listed company with which any Novartis Group company conducts a material amount of business.

Term of Office

        The specific term of office for a Director is determined by the shareholders at an Annual General Meeting on the occasion of his or her election. The term of office shall not exceed three years. In order to provide for continuity on the Board the terms of office have been coordinated such that in each year approximately one third of all members of the Board shall be subject to individual reelection or election. This is subject to the right of the Annual General Meeting to remove Directors at any time. The average tenure of our Directors is eight years and their average age is 62 years. In principle, a Director is to retire after 12 years of service or the reaching of 70 years of age. The shareholders may grant an exemption from this rule and reelect a member of the Board of Directors for further terms of office of no more than three years at a time.

Chairman and CEO, Vice Chairmen, Lead Director

        Dr. Vasella has been elected by the Board as its Chairman and also to serve as Chief Executive Officer of the Group. It is the view of the Board that this dual role ensures effective leadership and excellent communication between the shareholders, the Board and Management.

        To ensure that the interests of the shareholders are well represented at the highest possible level, the Board has appointed an independent Lead Director, Prof. Sihler, whose responsibilities include the supervision of an orderly process in evaluating the performance of the Chairman and CEO, and to chair the Board's private sessions (i.e., the meetings of the Non-Executive Directors). The Lead Director, as any other Board member, may request information about all matters concerning Novartis AG from management. In case of a crisis, the Lead Director would assume leadership of the Independent Directors. The Lead Director also is a member of all of the Committees of the Board.

Role and Functioning of the Board

        The Board holds the ultimate decision-making authority of Novartis AG for all matters except those reserved by law to the shareholders.

        The agenda for Board meetings is set by the Chairman. Any Board Member may request a Board meeting or that an item be included on the agenda. Board Members are provided, in advance of Board meetings, with adequate materials to prepare for the items on the agenda. Decisions are taken by the

Board as a whole, with the support of its four Committees (Chairman's Committee, Compensation Committee, Audit and Compliance Committee and Corporate Governance and Nomination Committee).

        The primary functions of the Board are:

  •
  Provide the strategic direction of Novartis;

  •
  Determination of the organizational structure and the manner of governance of the company;

  •
  Overall supervision of the business operations;

  •
  Approval of major acquisitions or divestments;

  •
  Structuring the accounting system, setting financial targets and financial planning;

  •
  Appointing and dismissing members of the Executive Committee and other key executives;

  •
  Promulgation of fundamental corporate policies, in particular on financial matters, corporate governance and citizenship, personnel or environmental matters; and overseeing compliance therewith;

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

        The Board recognizes the importance of being fully informed on material matters involving the Group and ensures that it has sufficient information to make appropriate decisions through several means:

  •
  By invitation, members of management attend Board meetings to report on areas of the business within their responsibility;

  •
  Board Committees, in particular the Audit and Compliance Committee, regularly meet with management and outside consultants, including the Group's external auditors, to review the business, better understand all laws and policies impacting the Group and support the management in meeting the requirements and expectations of stakeholders;

  •
  Informal teleconferences between Directors and the Chairman and CEO, or the Lead Director, as well as regular distribution of important information to the Directors.

        Once yearly, the Board reviews the performance of the Chairman and CEO and approves his business objectives for the following year. The Board of Directors also performs a self-evaluation once a year.

        During 2005, the Board met 10 times. Detailed information on each Director's attendance at full Board and Board Committee meetings is provided in the following table.

Attendance

        Detailed information on attendance at full Board and Board Committee meetings is as follows:

	Full Board		Chairman's Committee		Compensation Committee		Audit and Compliance Committee		Corporate Governance and Nomination Committee
Number of meetings in 2005	10		11		3		9		3
Daniel Vasella, M.D.	10	(1)	11	(1)
Helmut Sihler, J.D., Ph.D.	10		11		3	(1)	9	(1)	3
Hans-Joerg Rudloff	9		9		3		8		3
Dr. h.c. Birgit Breuel	9						8
Peter Burckhardt, M.D.	10
Srikant Datar, Ph.D.	10						8	(2)
William W. George	8		11		3				3	(1)
Alexandre F. Jetzer	10
Pierre Landolt	10
Ulrich Lehner, Ph.D.	10		9		1		9
Dr.-Ing. Wendelin Wiedeking	7
Rolf M. Zinkernagel, M.D.	9								3

(1)
Chair.

(2)
Permanent Guest as of Meeting of August 24, 2004.

Role and Functioning of the Board Committees

        Each Board Committee has a written Charter outlining its duties and responsibilities and a chair elected by the Board. The Board Committees meet regularly and consider meeting agendas determined by the Chair. Board Committee members are provided, in advance of meetings, with adequate materials to prepare for the items on the agenda.

The Chairman's Committee

        The Chairman's Committee consists of the Chairman and Chief Executive Officer, the two Vice Chairmen, one of whom is the Lead Director and such other members as are elected by the Board from time to time. The Chairman's Committee reviews selected matters falling within the authority of the Board before the latter takes decisions on such matters and, in urgent cases, can take preliminary and necessary actions on behalf of the Board. The Chairman's Committee also interfaces with the Executive Committee, specifically deciding on financial investments and other matters delegated to the Committee by the Board of Directors.

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

The Audit and Compliance Committee

        The Audit and Compliance Committee is composed of four members. The Board has determined that all the members of the Committee are independent, as defined by the rules of the New York Stock Exchange as well as by the independence criteria of Novartis, and that its Chair, Prof. Sihler, is adequately qualified in financial management matters. The Audit and Compliance Committee has determined that Prof. Lehner and Hans-Joerg Rudloff, possess the accounting and financial management expertise required under the rules of the SEC. Therefore, the Board of Directors has appointed them as the Audit and Compliance Committee's Financial Experts. The Board has also reassured itself that other members of the Committee have sufficient experience and ability in finance and matters of compliance to enable them to adequately discharge their responsibilities.

        The Committee's main duties are:

  •
  Evaluate and select the external auditors to be nominated for election at the Annual General Meeting;

  •
  Review the terms of engagement of the external auditors and the scope of the external audit;

  •
  Discuss with the external auditors the results of their audits;

  •
  Review the scope of internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

  •
  Review with external auditors, internal auditors and the financial and accounting management of Novartis whether the accounting policies and financial controls are appropriate, adequate and effective;

  •
  Meet with management and the external auditors to review the financial statements and Annual Report;

  •
  Review internal control processes and procedures, including those for the management of business risk;

  •
  Review all relationships between Group companies and external auditors;

  •
  Review the processes and procedures for ensuring compliance with laws and internal regulations (such as the Novartis Code of Conduct);

  •
  Oversee Novartis' commitments as a subscriber to the UN's Global Compact initiative.

The Corporate Governance and Nomination Committee

        The Corporate Governance and Nomination Committee is composed of four independent Directors. The Corporate Governance and Nomination Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include the regular review of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee conducts an annual evaluation of the Board as a whole and gives guidance to the Directors on how to avoid potential conflicts of interest.

        The Corporate Governance and Nomination Committee also proposes to the Board of Directors individuals who are qualified to become (or be re-elected as) Board members.

Meetings of the Non-Executive Directors

        In 2005, the non-executive independent directors held 2 private sessions chaired by the Lead Director, Prof. Sihler.

Change of Control and Defense Measures

        The Swiss Stock Exchange Act provides that whoever acquires more than 33 1/3% of the equity securities of a company shall be required to make a bid for all listed equity securities of that company. In its articles of incorporation a company may increase this threshold to 49% (opting up) or, under certain circumstances, waive the threshold (opting out). Novartis has not adopted any such measures in deviation from the rules applicable to it under the Swiss Stock Exchange Act.

        The employment agreements with four members of senior Management contain change-of-control provisions whereby their normal contractual notice period of 36 months is extended by 24 months during the 12 months following a change of control as defined in those agreements. One executive has a provision whereby the normal contractual notice period of 12 months is extended by 12 months during the 12 months following a change of control. One executive has a provision whereby the normal contractual notice period of 12 months is extended such that the employment agreement may not be terminated with effect prior to 24 months from the day of the change of control.

Corporate Governance Standards

        The following standards apply to us:

  •
  The Directive on Information Relating to Corporate Governance issued by the SWX Swiss Exchange, which entered into force on July 1, 2002;

  •
  The Swiss Code of Best Practices for Corporate Governance;

  •
  The US Securities Laws as they apply to foreign private issuers of securities listed on major US stock exchanges; and

  •
  The Rules of the New York Stock Exchange (NYSE).

        We fully comply with each of these standards except that, as permitted under US law and the rules of the NYSE, we continue to apply Swiss (home country) practices in these areas:

  •
  Swiss law requires that our external auditors be appointed by our shareholders at our Annual General Meeting and not by the Audit and Compliance Committee, as required in the US.

  •
  Equity compensation plans are not approved at the Annual General Meeting but are promulgated by the Compensation Committee, or the management committee of the local Novartis Group company. All such plans are established within the policies and programs approved by the Compensation Committee of the Board of Directors of Novartis AG.

  •
  In accordance with Swiss law, Board Committees do not report to the shareholders directly (we issue no proxy statement reports) but submit all their reports to the Board of Directors.

        We have incorporated the above standards—and the principles of corporate governance under the Swiss Code of Obligations—into our Articles of Incorporation, the Regulations of the Board and the Charters of the Board Committees. The Board's Corporate Governance and Nomination Committee reviews these standards and principles regularly in the light of prevailing best practices and forwards suggestions for improvement to the full Board for approval. Copies of these regulations and references to further information relating to Corporate Governance can be ordered in print from our Corporate Secretary at the following address: Bruno Heynen, Corporate Secretary, Novartis AG, Lichtstrasse 35, CH-4056 Basel, Switzerland. Further information on Corporate Governance can be found by visiting: www.novartis.com/investors/en/corporate_governance.

6.D  Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2005 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	4,755	5,900	9,645	2,090	22,390
Canada and Latin America	477	3,338	4,868	1,102	9,785
Europe	8,120	14,301	15,329	5,809	43,559
Africa/Asia/Australia	1,272	3,039	9,542	1,337	15,190

Total	14,624	26,578	39,384	10,338	90,924

For the year ended December 31, 2004 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	4,333	5,208	9,486	1,875	20,902
Canada and Latin America	427	2,940	4,828	1,089	9,284
Europe	7,351	12,477	13,429	4,972	38,229
Africa/Asia/Australia	1,113	2,483	8,242	1,139	12,977

Total	13,224	23,108	35,985	9,075	81,392

For the year ended December 31, 2003 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	3,463	5,013	9,292	2,066	19,834
Canada and Latin America	302	2,937	4,620	915	8,774
Europe	6,904	12,404	13,161	5,041	37,510
Africa/Asia/Australia	905	2,307	7,943	1,268	12,423

Total	11,574	22,661	35,016	9,290	78,541

        A relatively small number of our employees are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E  Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and Executives (including persons closely linked to them) as of December 31, 2005 was 2,680,100 shares, which amount is less than 1% of our outstanding shares. No individual non-executive Director or Executive owned 1% or more of our outstanding shares. However, our Director Pierre Landolt is also the Chairman of the Board of Directors of Emasan AG. See "Item 7. Major Shareholders and Related Party Transactions—7.A Major Shareholders."

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current Directors and the Executives as of December 31, 2005 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas07 Options	1	42.50	0	January 15, 2007	0
Novas08 Options	1	68.35	0	January 16, 2008	5,400
Novas09 Options	1	51.33	0	March 10, 2009	87,400
Novas10 Options	1	70.00	0	March 7, 2010	77,000
Novas11 Options	1	62.00	0	March 7, 2011	110,067
Novas12 Options	1	48.86	0	February 3, 2012	446,616
Novas14 Options	1	57.45	0	February 3, 2014	1,429,030
Novas15 Options	1	57.45	0	February 3, 2015	2,956,786

Total Novartis Share Options					5,112,299

Novartis ADS Options Cycle V	1	$41.97	0	March 7, 2011	54,980
Novartis ADS Options Cycle VI	1	$37.28	0	March 7, 2012	281,977
Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	353,020
Novartis ADS Options Cycle VIII	1	$46.09	0	February 4, 2014	178,772
Novartis ADS Options Cycle IX	1	$47.84	0	February 4, 2015	247,797
Novartis ADS Options Others	1	$37.86	0	October 26, 2011	10,000

Total Novartis ADS Options					1,126,546

(1)
Exercise price indicated is per share, and denominated in Swiss francs except where indicated.

Novartis Employee Ownership Plans

        There are two separate Leveraged Share Savings Plans. Under both plans participants receive their Annual Incentive Award in shares at the fair market price of the share on the grant date. Under the first plan, participating executives are free to sell part or all of these shares immediately. Shares not immediately sold are blocked for five years after the grant date. After expiration of the blocking period, the respective shares are matched with an equal number of shares. Under the second plan, associates with a Swiss employment contract are free to sell 50% or 100% of these shares immediately. Shares held under the plan have a three year blocking period and are matched at the end of the blocking period with one share for every two shares that were blocked. A participating employee may only take part in one plan per year. Generally, no matching shares will be granted if an associate voluntarily leaves Novartis prior to expiration of the blocking period. In March 2005, participating associates received an aggregate of 3,792,981 shares under these plans.

        For the employees of our UK affiliates there are two share ownership plans. The first is the Novartis UK Share Ownership Plan, a UK Inland Revenue-approved plan set up under a Trust. For every two shares purchased, employees will receive one share free. However, the employee would forfeit the matching share and any tax relief received if the employee were to leave the employ of his or her UK employer within 3 years of the award. If the shares are held in the plan for 5 years or more then the employee will not be liable for any form of tax on either the shares they purchased or the free matching shares. The employee's maximum annual investment under this plan is GBP 1,500.

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

        As of December 31, 2005, our registered share capital was CHF 1,369,585,500, divided into 2,739,171,000 shares with a nominal value of CHF 0.50 each. Based on our share register, it appears that approximately 53% of our registered shares are held in Switzerland, and approximately 36% of our shares which are registered by name are held in the United States. However, since certain of our shares are held by brokers or other nominees, and because 22% of our shares are not registered in anyone's name, the above numbers are not representative of the actual number of beneficial owners of our shares located in the US or in Switzerland.

        As of December 31, 2005 no person or entity was the owner of more than 5% of our shares, whether or not the voting rights of such shares were exercisable. Our largest registered shareholders are Emasan AG (3.2%) and the Novartis Foundation for Employee Participation (2.9%). In 2004, these shareholders held 3.2% and 3.1% respectively. Both shareholders are entered in the share register with voting rights for their entire shareholdings.

        The largest registered nominee shareholder with voting rights is JPMorgan Chase Bank, N.A. (8.3%), which entered into a nominee agreement with us and disclosed the names, addresses and number of shares of the beneficial owners for whose account it holds the shares. JPMorgan Chase Bank, N.A. also holds an additional 10.2% of our shares in its capacity as the Depositary for our ADSs. The second largest nominee shareholder is Nortrust Nominees (2.5%). Based on a nominee agreement with us and the regular disclosure of the beneficial owners for whom it holds the shares, this shareholder has voting rights for its entire shareholding. No other nominee shareholders nor any beneficial owner known to us holds more than 2% of our shares.

Shares

        We have one class of shares. As of December 31, 2005, a total of 2,739,171,000 shares were issued, with a nominal value of CHF 0.50 each. The shares are fully paid-in and non-assessable.

        We may issue certificates representing several shares. Shareholders may exchange these certificates at any time for certificates representing smaller numbers of shares, or for individual share certificates. If the owner of the shares consents, we may renounce the printing and delivery of share certificates.

Capital Structure

        As of December 31, 2005, our share capital was CHF 1,369,585,500, made up of 2,739,171,000 fully paid-in registered shares, each with the nominal value of CHF 0.50. On March 1, 2005, our shareholders approved a reduction of our share capital by CHF 19,019,500. We will submit a new proposal to our shareholders, to be voted upon at their next Shareholders Meeting on February 28, 2006, for a further reduction of our share capital by CHF 10,200,000.

        As of December 31, 2005, we held 403,254,500 shares of our share capital in our treasury.

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

        On September 12, 2005, we entered into a letter agreement with JPMorgan Chase Bank by which the 5% limitation set forth in the third paragraph of Paragraph 13 of the form of ADR set forth in Exhibit A to the Amended and Restated Deposit Agreement was increased to 11%.

7.B  Related Party Transactions

        Roche/Genentech:    We have two agreements with Genentech, Inc., a subsidiary of Roche Holdings AG (Roche) which is included in the consolidated financial statements using equity accounting as we hold 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of our Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside of North America for indications related to diseases of the eye. As part of this agreement, we paid an initial milestone and R&D reimbursement fee of approximately $47 million and we will share the cost of Genentech's ongoing Phase III and other related development expenses of this product. We may pay additional payments for the achievement of certain clinical development and product approval milestone payments and will pay royalties on the net sales of Lucentis products outside North America.

        In February 2004, Novartis Pharma AG, Genentech and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties are co-developing Xolair in the US, and we and Genentech are co-promoting Xolair in the US and both will make certain joint and individual payments to Tanox. Genentech records all sales and cost of sales in the US and we will market the product and record all sales and cost of sales in Europe. Together with Genentech, we then share the resulting US and European operating profits, respectively, according to prescribed profit-sharing percentages.

        The net fund inflow out of the two agreements described above amounted to $80 million in 2005 (2004: $40 million). As Xolair was only launched in Europe in late 2005 no material sales were recognized in our financial statements during the current reporting period.

        Other Related Party Transactions:    We have formed certain foundations with the purposes of advancing employee welfare and charitable contributions that have not been consolidated. The charitable foundations foster health care and social development in rural countries. Each of these foundations is autonomous and their boards are responsible for their respective administration in accordance with the foundation's purpose and applicable law.

        In 2005, we received short-term deposits totaling $11 million from the above mentioned foundations. In 2004, we received short-term loans totaling $16 million from the foundations.

        In addition, there are approximately twenty other foundations that were established for charitable purposes that have not been consolidated as we do not receive a benefit therefrom. As of December 31, 2005 these foundations held approximately 6 million our shares, with a cost of approximately $30 million.

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

8.A.5   Not applicable.

8.A.6   Not applicable.

8.A.7   Legal proceedings.

        Litigation:    A number of our affiliates are the subject of litigation arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. In our opinion, however, the outcome of these actions will not materially affect our financial condition but could be material to our results of operations in a given period. In the interest of transparency we are providing information on the following civil cases:

  •
  Average Wholesale Price Litigation:    Claims have been brought against various US pharmaceutical companies, including Novartis affiliates, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and "best price", which are used by the US government to calculate, respectively, Medicare and Medicaid reimbursements. Novartis affiliates have been named in a number of these cases. Discovery is ongoing against certain defendants in these cases. Novartis affiliates have also voluntarily participated in an ongoing US Congressional inquiry on the subject of AWP and pharmaceutical pricing.

  •
  Canadian Importation Cases:    Novartis AG, along with various other pharmaceutical companies, is a party to a federal court action alleging a conspiracy among pharmaceutical companies to keep prices of pharmaceuticals in the US artificially high by blocking imports of Canadian drugs to US consumers. On August 26, 2005, the Federal District Court sustained the Magistrate Judge's recommendation that the plaintiff's claims be dismissed. This decision is currently on appeal. A Novartis affiliate is a defendant in a separate state court action involving allegations of price fixing. In that case, the Court granted in part and denied in part the defendants' demurrer to the plaintiffs' complaint. As a result, discovery is underway.

  •
  Chiron/Fluvirin®:    Novartis owns approximately 44% of the shares of Chiron Corporation. Chiron and its Officers and Directors are currently the subject of a number of lawsuits and government investigations which include allegations of, among other things, breaches of the securities laws and of fiduciary duties, arising out of Chiron's inability to deliver its Fluvirin® influenza vaccine to the US market for the 2004/05 flu season. Novartis AG has been named as a defendant in a consolidated action alleging breach of fiduciary duty. On July 8, 2005, the Court granted Novartis AG's motion to dismiss the case on the basis that the claims had been brought in the wrong forum. This decision is currently under appeal.

  •
  Chiron/Proposed Acquisition:    Following Novartis AG's offer on September 1, 2005, to acquire the remaining approximately 58% of Chiron Corporation's stock that was not already owned by Novartis for USD 40 per share, 12 class action complaints were filed against Novartis AG, Chiron, and against the Chiron Board of Directors, which includes three Directors who are designated to that Board by Novartis AG. Eight of these actions, filed in California state court, have been consolidated into a single California action. The remaining four actions, filed in Delaware state court, have been consolidated into a single Delaware action. The complaints generally allege that Novartis AG's offer was inadequate and unfair, and that the Chiron Directors have and/or will breach their fiduciary duties in connection with the offer. Two of the Delaware actions additionally allege that certain provisions of a pre-existing governance agreement between Novartis and Chiron are illegal under Delaware law. There have been no substantive proceedings in the California cases. Briefing had commenced in the Delaware cases on dispositive motions with respect to the governance agreement issues, but that briefing has been held in abeyance in light of Novartis AG's October 31, 2005 announcement that it had entered into an agreement with the Board of Directors of Chiron to acquire the remaining shares of Chiron stock.

  •
  Fen-Phen:    Prior to the acquisition of Eon Labs, Inc., an affiliate within our Sandoz Division distributed phentermine, manufactured by Eon. Phentermine, when prescribed together with one of two other anti-obesity drugs, fenfluramine or dexfenfluramine, was known as "Fen-Phen," and became the subject of a number of product liability lawsuits. Prior to Novartis' acquisition of Eon, Eon defended and indemnified Sandoz for any such lawsuits against Sandoz. Since our acquisition of Eon, this indemnification is no longer available. In addition, Sandoz is now responsible for the remaining actions pending against Eon, and has assumed Eon's responsibility to defend certain former Eon distributors. Since the beginning of the Fen-Phen litigation in 1997, Sandoz has been sued in approximately 3,626 Fen-Phen cases, all of which had been subject to the Eon indemnity. As of December 31, 2005, Sandoz has been dismissed out of more than 99% of the Fen-Phen cases in which it has been served. Sandoz remained a defendant in approximately 28 active cases. In addition, Eon has been sued in approximately 7,105 Fen-Phen cases, and has been dismissed from nearly 99% of them. Eon remained a named defendant in approximately 76 active cases. While the number of lawsuits being filed has decreased substantially, it is possible that additional similar lawsuits will be filed. Novartis believes that its affiliates have substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2005, there has been no finding of liability for Fen-Phen injury against Sandoz or Eon in any case, and no payment by either company to settle any combination-related Fen-Phen lawsuit.

  •
  PPA:    Fifty-two lawsuits remain pending against Novartis affiliates in the US brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those affiliates. These cases are in various stages of litigation with Novartis having achieved favorable jury verdicts in four trials. In two other trials the juries were unable to reach a verdict. Another 26 cases have scheduled trial dates over the next 12 months. There can be no guarantee that our initial successes will be repeated or sustained.

  •
  HRT Litigation:    A Novartis affiliate is a defendant, along with various other pharmaceutical companies, in approximately 115 cases brought by approximately 230 people claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

  •
  Pharmaceutical Antitrust Litigation:    A Novartis affiliate, along with numerous other prescription drug manufacturers, is a co-defendant in various actions brought by certain US retail pharmacies, alleging price discrimination. Pretrial motion practice is underway.

  •
  SMON (Subacute Myelo Optico Neuropathy):    In 1996 an affiliate of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis affiliate is required to pay certain future health care costs of the claimants.

  •
  Terazosin:    A Novartis affiliate is a defendant in a number of lawsuits in the US claiming injuries and damages allegedly arising out of violation of antitrust laws in the settlement, by the affiliate and Abbott Pharmaceuticals, of a contentious patent litigation involving Abbott's Hytrin® and the Sandoz generic equivalent product. A joint defense and judgment sharing agreement is in place between the Novartis affiliate and Abbott. Settlement orders have been entered covering the majority of the plaintiffs and claims, however there is still the potential for opt-out litigation relating to the underlying antitrust claims. The Novartis affiliate's liability is limited to the sums contained within the judgment sharing agreement.

  •
  Zometa/Aredia Litigation:    A Novartis affiliate is a defendant in approximately 30 cases brought by approximately 67 named plaintiffs who claim to have experienced osteonecrosis of the jaw (ONJ) after having been treated with Zometa or Aredia. Three of these cases purport to be class actions. These cases are in the very early stages.

        We believe that our affiliates have meritorious defenses in these cases, and they are vigorously defending each of them.

        We maintain property damage, business interruption, product liability and other insurance policies with third parties, covering claims on a worldwide basis. Changes in the product liability insurance market for originator pharmaceutical products have made purchase of such policies uneconomic. For certain pharmaceutical substances, coverage cannot be obtained at all. To cope with this change in market dynamics, Novartis has established provisions for the product liability risks of the Group up to certain limits. As of January 1, 2006, these provisions will provide the sole means for affirmatively managing the product liability risks of our Pharmaceuticals Division. Product liability insurance coverage for all other Divisions will continue to be acquired from third parties. Novartis believes that its insurance coverage and provisions are reasonable and prudent in the light of its business and the risks to which it is subject. However, events may occur which in whole or in part, might not be covered by insurance or the provisions that Novartis have put in place.

        Product liability risk provisions have been actuarially determined taking into consideration such factors as past experience, number of claims reported, estimates of claims incurred but not reported and other assumptions. As actual experience becomes known the Group will continue to refine and adjust its product liability estimates. Actual experience may also include provisions for product liability litigation and claims that differ significantly in size or frequency from historical experience. Novartis will provide for those matters when known. If any of the assumptions used in this actuarial calculation were to prove to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been booked and the potential liability.

        At December 31, 2005 the following key assumptions were used:

%
Weighted average worldwide inflation rate used for determining the cost of defending and settling claims	7
Weighted average worldwide discount rate used for determining the net present value of estimated product liabilities not yet reported	6

        A one percentage point change in the difference between these two rates amounts to an approximate USD 50 million income statement effect.

        Intellectual Property Litigation:    From time to time, the Group's affiliates may bring, or may be subject to litigation regarding intellectual property rights.

  •
  Contact Lenses:    Johnson & Johnson filed a suit against CIBA Vision in the US in September 2003, claiming that the CIBA Vision silicone hydrogel product Focus NIGHT & DAY infringes a Johnson & Johnson packaging patent, and seeking a declaration that the launch of their Acuvue Advance® product does not infringe certain patents and/or that the patents are invalid. Similar cases filed by Johnson & Johnson in New Zealand and Australia resulted in the surrender of those patents in New Zealand and Australia. A continuation application, which was not surrendered, remains pending in Australia. Furthermore, Johnson & Johnson filed another suit against CIBA Vision in the US in February 2005, seeking a declaration that the launch of their Acuvue Oasys® product does not infringe the same patents and/or that the patents are invalid. CIBA Vision has filed countersuits in both US cases, alleging infringement of the patents by both products. These cases are in discovery.

  •
  Exelon:    The active ingredient in Exelon is covered by a compound patent (granted to Proterra AG), which in the US presently expires in August 2007, and has been determined by the FDA to qualify for patent term extension until 2012, and which expires in 2011–13 in the major markets. In addition, we hold an isomer patent on Exelon which expires in 2012–14. Dr. Reddy's, Sun Pharmaceuticals and Watson Pharmaceuticals have filed applications to market a generic version of Exelon in the US. Together with Proterra, Novartis has sued all three parties for patent infringement. The cases are in discovery.

  •
  Famvir:    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. Novartis has sued Teva in the US for infringement of the compound patent. The case is in discovery.

  •
  Focalin:    The drug dosage form of Focalin and its use in attention deficit hyper-activity disorders are covered by patents (granted to Celgene Corporation and licensed to us) through 2015 in the US and 2018 in other markets. Teva has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, Novartis has sued Teva for patent infringement under a use patent. The case is in discovery.

  •
  Lotrel/Cibacen/Lotensin/Cibadrex:    The basic benazepril substance patent protection for Lotrel/Cibacen/Lotensin/Cibadrex expires in June 2007 in France and in December 2008 in Italy and has expired elsewhere. Lotrel, which is a combination of benazepril and amlodipine besylate, also is protected by an additional patent in the US until 2017. Teva and Dr. Reddy's Laboratories have challenged this patent. Dr. Reddy's is seeking marketing approval for a different benazepril combination, using amlodipine maleate rather than amlodipine besylate. Because of this difference, the Dr. Reddy's product, if brought to market, would not be automatically substitutable in the US for Lotrel. However, Teva is seeking marketing approval for the same benazepril combination as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. Novartis has sued Teva and Dr. Reddy's in the US for patent infringement. The Dr. Reddy's case is currently stayed.

  •
  Miacalcin/Miacalcic:    The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in a number of major countries and will expire in Italy in December 2006. Apotex has applied to the FDA for the right to sell a generic version of Miacalcin using the Novartis formulation. We have sued Apotex for patent infringement. The case is in discovery. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin based on a different formulation. Novartis has not sued these companies. Unigene's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

  •
  Neoral:    Patent protection exists for the Neoral micro emulsion formulation and other cyclosporin formulations through 2009 and beyond in major markets. Despite this protection, generic cyclosporin products competing with Neoral have entered the transplantation market segment in the US, Germany, Japan, Canada and elsewhere. Patent infringement actions are pending against manufacturers of some of these generic products. At present, there are no injunctions in place against any of the manufacturers that we have sued.

  •
  Omeprazole:    Affiliates of our Sandoz Division are currently involved in litigation in a number of countries with affiliates of AstraZeneca plc regarding omeprazole, our generic version of AstraZeneca's Prilosec®. Sandoz launched omeprazole in the US in August 2003. While some of the European cases have been decided in favor of Sandoz, and others have been settled, many of the cases, including the cases pending in the US, which are in the pre-trial phase, may continue for some time.

        Investigations:    From time to time, our affiliates may be the subject of government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is our policy to cooperate with such investigations.

  •
  US enteral pump market:    On February 11, 2005, two Novartis Medical Nutrition affiliates in the US settled possible claims against them arising from an investigation of the enteral pump industry by the United States Department of Justice. The settlement included a plea of guilty by one of the affiliates, OPI Properties, to attempted obstruction of a Medicare audit for which OPI Properties paid a USD 4.5 million fine, and a civil agreement pursuant to which the other affiliate, Novartis Nutrition Corporation, paid USD 44.65 million in civil damages.

  •
  UK generics:    One of the Group's UK Sandoz affiliates, along with other generic drug companies, is a subject of an investigation by the UK Serious Fraud Office ("SFO") to determine whether its marketing practices during the period prior to its acquisition by Novartis violated criminal or competition laws. The affiliate is cooperating with the SFO's investigation.

  •
  Trileptal:    On May 26, 2005, the US Attorney's Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis affiliate. Novartis understands that the US Attorney's Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. At this time, Novartis is unable to express an opinion as to the likely outcome of these investigations.

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

        The Board will propose a dividend of CHF 1.15 per share to the shareholders for approval at the Annual General Meeting to be held on February 28, 2006. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share."

8.B  Significant Changes

        None.

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

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares traded in Switzerland and for ADSs traded in the US. The data below regarding our shares reflects price and volume information for trades completed by members of the virt-x (or the SWX, as applicable) during the day as well as for inter-dealer trades completed off the virt-x (or the SWX, as applicable) and certain inter-dealer trades completed during trading on the previous business day.

        The following share data was taken from virt-x and SWX; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	(CHF per share)		($ per ADS)
Annual information for the past five years
2005	71.50	55.35	54.70	45.75
2004	59.95	52.10	50.62	41.30
2003	56.15	46.05	45.89	34.54
2002	69.10	50.00	43.83	34.10
2001	74.15	54.95	45.00	32.98
Quarterly information for the past two years
2005
First Quarter	59.10	55.55	50.46	46.71
Second Quarter	61.90	55.35	49.86	45.75
Third Quarter	65.65	59.90	51.00	46.92
Fourth Quarter	71.50	65.65	54.70	50.89
2004
First Quarter	58.50	52.10	47.64	41.30
Second Quarter	58.60	54.50	46.80	41.86
Third Quarter	59.95	53.25	47.68	43.30
Fourth Quarter	59.35	54.60	50.62	45.49
Monthly information for most recent six months
August 2005	63.35	59.90	50.40	47.70
September 2005	65.65	60.45	51.00	48.91
October 2005	69.35	65.65	53.82	50.89
November 2005	71.50	68.85	54.70	52.40
December 2005	70.05	66.65	53.40	51.60
January 2006 (through January 25)	72.45	68.30	56.17	53.47

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the virt-x for the years 2005, 2004 and 2003 were 8,980,333, 8,108,758 and 9,927,022 respectively. These numbers are based on total annual turnover statistics supplied by the virt-x via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded on the NYSE for the years 2005, 2004 and 2003 were 960,593, 657,255 and 575,885, respectively.

        The Depositary has informed us that as of January 25, 2006, there were 284,785,021 ADSs outstanding, each representing one Novartis share (approximately 8.2% of all outstanding and treasury shares). On January 25, 2006, the closing sales price per share on the virt-x was CHF 70.70 and per ADS on the NYSE was $55.91.

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

        (c)   The Articles and the Board Regulations contain no specific provision permitting or prohibiting Directors from borrowing from us. The Articles do permit the Board of Directors to pass resolutions with respect to all matters, such as this one, which are not reserved to the authority of the General Meeting of Shareholders by law or by the Articles. In addition, Swiss law contains a provision under which a Director, or any other persons associated with a Director, must refund to the corporation any payments made to them by the corporation, other than payments made at arm's length. Under the provisions of the US Sarbanes-Oxley Act, no loans may be given to directors or executive officers.

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

        We may also repurchase shares for the purpose of capital reduction, which can only take place if the shareholders pass a resolution approving such reduction. We intend to propose to the next shareholders' meeting a reduction of our share capital of CHF 10,200,000.

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

10.C     Material contracts

        In February 2005, we entered into an agreement with Dr. Andreas Strüengmann, Dr. Thomas Strüengmann, and various members of their families, by which we acquired Hexal AG. This acquisition was completed in June 2005.

        In February 2005, we also entered into an agreement with Santo Holding (Deutschland) GmbH, by which we acquired 67.7% of the shares of Eon Labs, Inc. In February 2005, we also entered into an Agreement and Plan of Merger with Eon Labs, Inc. We successfully completed a tender offer to acquire the remainder of the shares of Eon in July 2005.

        The total cost of acquiring Hexal and Eon pursuant to these agreements and the resulting tender offer for Eon was $7.9 billion.

        In October 2005, we entered into an Agreement and Plan of Merger with Chiron Corporation to acquire all of the remaining shares of Chiron beyond the 42.5% stake we already owned at the time, for $45.00 per share. Subsequently, pursuant to a pre-existing agreement with Chiron (see "Item 5. Operating and Financial Review and Prospects—5.F Aggregate Contractual Obligations—Contingencies"), we purchased an additional 6.9 million shares of Chiron common stock for an aggregate price of $300 million. This additional purchase increased our stake in Chiron to 44.1%. Our acquisition of Chiron remains subject to regulatory and shareholder approval.

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

Swiss Taxation

Swiss Residents

        Withholding Tax on Dividends and Distributions.    Dividends which we pay and similar cash or in-kind distributions which we may make to a holder of shares or ADSs (including distributions of liquidation proceeds in excess of the nominal value, stock dividends and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are subject to a Swiss federal withholding tax (the "Withholding Tax") at a current rate of 35%. We are required to withhold this Withholding Tax from the gross distribution and to pay the Withholding Tax to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.

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

        As of January 1, 2006, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

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

        Tax treaty negotiations are under way, or have been concluded, with Argentina (treaty not yet in force but provisionally applicable as from January 1, 2001), Armenia, Azerbaijan, Bangladesh, Brazil, Chile, Ethiopia, Georgia, North Korea, Peru, Serbia and Montenegro, Syria, Tajikistan, Turkey, Turkmenistan, and Zimbabwe.

        A Non-resident Holder of shares or ADSs will not be liable for any Swiss taxes other than the Withholding Tax described above and, if the transfer occurs through or with a Swiss bank or other Swiss securities dealer, the Stamp Duty described below. If, however, the shares or ADSs of Non-resident Holders can be attributed to a permanent establishment or a fixed place of business maintained by such person within Switzerland during the relevant tax year, the shares or ADSs may be subject to Swiss income taxes in respect of income and gains realized on the shares or ADSs and such person may qualify for a full refund of the Withholding Tax based on Swiss tax law.

        Residents of the United States.    A Non-resident Holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) holds, directly and indirectly, less than 10% of our voting stock, and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non-resident Holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder (i) is a company, (ii) qualifies for benefits under the Treaty, (iii) holds directly more than 10% of our voting stock, and (iv) does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADSs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 5% Treaty rate. Claims for refunds must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the United States or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003 Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. For US resident holders of ADSs, JPMorgan Chase Bank, N.A., as Depositary, will comply with these Swiss procedures on behalf of the holders, and will remit the net amount to the holders.

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

United States Federal Income Taxation

        The following is a general discussion of the material US federal income tax consequences of the ownership and disposition of our shares or ADSs that may be relevant to you if you are a US Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our shares or ADSs, persons who are subject to US taxation are strongly urged to consult their own tax advisers as to the overall US federal, state and local tax consequences, as well as to the overall Swiss and other foreign tax consequences, of the ownership and disposition of our shares or ADSs. In particular, additional rules may apply to US expatriates, banks and other financial institutions, regulated investment companies, traders in securities who elect to apply a mark-to-market method of accounting, dealers in securities or currencies, tax-exempt entities, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold shares or ADSs as part of a straddle, hedging or conversion transaction, holders whose functional currency is not the US dollar, partnerships or other pass through entities, persons who acquired our shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold directly, indirectly or by attribution, 10% or more of our outstanding share capital or voting power. This discussion generally applies only to US Holders who hold the shares or ADSs as a capital asset (generally, for investment purposes), and whose functional currency is the US dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

        For purposes of this discussion, a "US Holder" is a beneficial owner of our shares or ADSs who is (i) a citizen or individual resident of the United States for US federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or a state thereof, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (i) subject to the primary supervision of a US court and the control of one or more US persons or (ii) that has a valid election in place to be treated as a US person. If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares or ADSs are urged to consult their own tax advisor regarding the specific tax consequences of the owning and disposing of such shares or ADSs by the partnership.

        This discussion assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

        Dividends.    US Holders will be required to include in gross income, as an item of ordinary income, the full amount (including the amount of any Withholding Tax) of a dividend paid with respect to our shares or ADSs at the time that such dividend is received by the US Holder, in the case of shares, or by the Depository, in the case of ADSs. For this purpose, a "dividend" will include any distribution paid by us with respect to our shares or ADSs (other than certain pro rata distributions of our capital stock) paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent the amount of a distribution by us exceeds our current and accumulated earnings and profits, such excess will first be treated as a tax-free return of capital to the extent of a US Holder's tax basis in the shares or ADSs, and thereafter will be treated as capital gain. Under the Code, dividend payments by us on the shares or ADSs are not eligible for the dividends received deduction generally allowed to corporate shareholders.

        Dividend income in respect of our shares or ADSs will constitute income from sources outside the United States for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders generally may claim as a credit against their US federal income tax liability, any Withholding Tax withheld from a dividend. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us. Alternatively, a US Holder may claim the foreign taxes as a deduction for the taxable year within which they are paid or accrued, provided a deduction is claimed for all of the foreign taxes the US Holder pays in the particular year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits.

        The US Treasury has expressed concern that parties to whom ADSs are released may be taking actions inconsistent with the claiming of foreign tax credits for US Holders of ADSs. Accordingly, the analysis above of the creditability of the Withholding Tax could be affected by future actions that may be taken by the US Treasury.

        In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs, including the amount of any Withholding Tax imposed thereon, by translating the Swiss francs into US dollars at the spot rate on the date the dividend is actually or constructively received by a US Holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the Swiss francs are in fact converted into US dollars. If a US Holder converts the Swiss francs so received into US dollars on the date of receipt, the US Holder generally should not recognize foreign currency gain or loss on such conversion. If a US Holder does not convert the Swiss francs so received into US dollars on the date of receipt, the US Holder will have a tax basis in the Swiss francs equal to the US dollar value on such date. Any foreign currency gain or loss that a US Holder recognizes on a subsequent conversion or other disposition of the Swiss francs generally will be treated as US source ordinary income or loss.

        For a non-corporate US Holder, the US dollar amount of any dividends paid to it prior to January 1, 2009 that constitute qualified dividend income generally will be taxable at a maximum rate of 15%, provided that the US Holder meets certain holding period and other requirements. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. However, the US Treasury and the US Internal Revenue Service have announced their intention to promulgate rules pursuant to which US Holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

        Sale or Other Taxable Disposition.    Upon a sale or other taxable disposition of shares or ADSs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder's tax basis (determined in US dollars) in the shares or ADSs. This capital gain or loss generally will be in US source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares or ADSs exceeds one year. In the case of certain US Holders (including individuals), any long term capital gain generally will be subject to US federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations under the Code.

        United States Information Reporting and Backup Withholding.    Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs received in the United States or through US-related financial intermediaries, may be subject to information reporting to the United States Internal Revenue Service ("IRS") and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

10.I     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

	Local Currencies	$
2005
Growth and currency contribution
Net sales	13%	14%
Operating income	10%	10%
Net income	10%	10%
	Net sales	Costs
2005
Net sales and operating costs by currencies:
	$42%	34%
Euro	27%	26%
CHF	2%	16%
Yen	8%	5%
Other	21%	19%

	100%	100%

	Liquid funds	Financial debt
2005
Liquid funds and financial debt by currencies:
	$62%	13%
Euro	15%	41%
CHF	20%	24%
Yen	0%	18%
Other	3%	4%

	100%	100%

	Local Currencies Pro Forma	$ Pro Forma	$ Restated
2004
Growth and currency contribution:
Net sales	9%	14%	14%
Operating income	5%	11%	9%
Net income	9%	14%	12%
	Net sales	Costs Pro Forma
2004
Net sales and operating costs by currencies:
	$43%	37%
Euro	26%	23%
CHF	3%	15%
Yen	8%	5%
Other	20%	20%

	100%	100%

	Liquid funds	Financial debt
2004
Liquid funds and financial debt by currencies:
	$59%	21%
Euro	13%	36%
CHF	25%	40%
Other	3%	3%

	100%	100%

Market Risk

        We are exposed to market risk, primarily related to foreign exchange, interest rates and the market value of our investments of liquid funds. We actively monitor these exposures. To manage the volatility relating to these exposures, we enter into a variety of derivative financial instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds. It is our policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. We do not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. We only sell existing assets in transactions and future transactions (in the case of anticipatory hedges) which we confidently expect we will have in the future based on past experience. In the case of liquid funds, we write call options on assets we have or we write put options on positions we want to acquire and have the liquidity to acquire. We expect that any loss in value for those instruments generally would be offset by increases in the value of the underlying transactions.

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

        At December 31, 2005, we had long and short forward exchange and currency option contracts with equivalent values of $9.5 billion and $44 million, respectively. On December 31, 2004, we had long and short forward exchange and currency option contracts with equivalent values of $5.8 billion and $4.0 billion, respectively.

        Net investments in foreign countries are long-term investments. Their fair value changes through movements of the currency exchange rates. In the very long term, however, the difference in the inflation rate should match the exchange rate movement, so that the market value of the non-monetary assets abroad should compensate for the change due to currency movements. For this reason, we only hedge the net investments in foreign subsidiaries in exceptional cases.

        Commodities:    We have only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below our management's risk tolerance levels. Accordingly, we do not enter into significant commodity futures, forward or option contracts to manage fluctuations in prices of anticipated purchases.

        Interest rates:    We manage our net exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in our total debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. Our percentage of fixed rate debt to total financial debt was 28% at December 31, 2005, 47% at December 31, 2004 and 51% at December 31, 2003.

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

        Management summary:    Use of derivative financial instruments has not had a material impact on our financial position at December 31, 2005 and 2004 or on the results of our operations for the years ended December 31, 2005, 2004 and 2003.

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

	At December 31,
	2005	2004
	($ millions)
All financial instruments	277	495
Analyzed by Components:
Instruments sensitive to foreign currency rates	161	382
Instruments sensitive to equity market movements	30	40
Instruments sensitive to interest rates	113	118

        The average, high, and low VAR amounts for 2005 are as follows:

	Average	High	Low
	($ millions)
All financial instruments	242	300	187
Analyzed by Components:
Instruments sensitive to foreign currency rates	131	172	100
Instruments sensitive to equity market movements	28	31	24
Instruments sensitive to interest rates	115	128	96

        The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable ten-day loss from adverse movements in foreign currency rates, equity market prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

        In addition to these VAR analyses, we use stress-testing techniques which are aimed at reflecting a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2005 and 2004, the worst case loss scenario results were as follows:

	At December 31,
	2005	2004
	($ millions)
Bond portfolio	53	115
Money market and linked financial instruments	164	184
Equities	166	98
Foreign exchange risks	335	231

Total	718	628

        In our risk analysis, we consider this worst case scenario acceptable inasmuch as it could reduce the income, but would not endanger our solvency and/or our investment grade credit standing. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can, of course, produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate our exposure.

        Our major financial risks are managed centrally by our Group Treasury. Only residual risks and some currency risks are managed by our affiliates. The collective amount of the residual risks is, however, below 10% of the global risks.

        We have a written Treasury Policy, have implemented a strict segregation of front office and back office controls, and we do regular reconciliations of our positions with our counter parties. In addition, the Treasury function is included in our management's assessment of internal control over financial reporting.

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

        Novartis Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management has concluded that, as of December 31, 2005, the Novartis Group's internal control over financial reporting is effective based on those criteria.

        Management has excluded Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers Squibb Co., from its assessment of internal control over financial reporting as of December 31, 2005 because they were acquired by the Novartis Group in business combinations during 2005. Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers Squibb Co. are wholly-owned businesses whose total assets and total revenues represent approximately 17% or $10.0 billion and 5% or $1.5 billion, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2005.

        Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers AG, Switzerland (PwC), an independent registered public accounting firm, as stated in their report which is included under Item 18 on page F-2.

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

Item 16A.    Audit Committee Financial Expert

        Our Audit and Compliance Committee has determined that Prof. Ulrich Lehner, PhD and Hans-Joerg Rudloff possess the required accounting and financial management expertise required under the rules of the SEC. Therefore the Board of Directors has appointed them as the Audit and Compliance Committee's Financial Experts. Prof. Ulrich Lehner and Hans-Joerg Rudloff are independent within the meaning of the Sarbanes-Oxley Act (as implemented by the NYSE listing standards for audit committees).

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

        Our independent auditor, PricewaterhouseCoopers AG (PwC), is responsible for expressing an opinion on the conformity of our audited financial statements with International Financial Reporting Standards ("IFRS") and compliance with Swiss law. Additionally, PwC is responsible for expressing an opinion on management's assessment of the effectiveness of internal control over financial reporting and an opinion on the effectiveness of internal control over financial reporting.

        The ACC is responsible for overseeing the conduct of these activities by the Group's management and PwC. During 2005, the ACC held 9 meetings. PwC attended all meetings of the ACC and all matters of importance were discussed. PwC also attended one meeting of the Board of Directors of the Group. PwC provided to the ACC the written disclosures required by US Independence Standards Board Standard No. 1 (Communications with Audit Committees), and the ACC and PwC have discussed the auditors' independence from the Group and its management, including the matters in those written disclosures.

        Based upon the reviews and discussions with management and the independent auditors referred to above, the ACC recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements in the Group's Annual Report for the year ended December 31, 2005.

Duration of the Mandate and Terms of Office of the Independent Auditors

        The ACC proposed to the Board of Directors the independent auditor for election at the Annual General Meeting. PwC assumed the existing auditing mandate for Novartis in 1996. The head auditors responsible for the mandate, Mr. Robert Muir and Mr. Daniel Suter, began serving in their roles in 2005 and 2003, respectively.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The ACC's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described below. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

        PwC and management report to the ACC regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on a quarterly basis. The ACC may also pre-approve additional services on a case-by-case basis.

Independent Auditor Fees

        The following fees were charged for professional services rendered by PwC for the 12-month period ended December 31:

	2005	2004
	($ thousands)
Audit Services	18,847	19,561
Audit-Related Services	1,772	4,506
Tax Services	686	941
Other Services	136	8

Total	21,441	25,016

        The total of Audit-Related, Tax and Other Services was $2,594,000 for 2005 and $5,455,000 for 2004.

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

        Audit-Related Services include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

        Tax Services represent tax compliance and other services and expatriate and executive tax return services.

        Other Services consist primarily of software licenses for technical accounting materials and economic and compensation studies.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2005	Total Number of Shares Purchased (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $ (e)
Jan. 1-31	2,873,611	47.85	1,300,000	2,042,628,230	1,714,837,115
Feb. 1-28	7,641,429	48.10	7,600,000	1,605,091,715	1,382,507,937
Mar. 1-31	2,295,627	49.40	1,100,000	1,541,681,433	1,286,664,524
Apr. 1-30	1,846,479	47.91	200,000	1,530,528,477	1,291,585,213
May 1-31	243,604	46.44	—	1,530,528,477	1,226,581,565
Jun. 1-30	99,541	47.62	—	1,530,528,477	1,194,698,678
Jul. 1-31	278,779	48.13	—	1,530,528,477	1,189,268,019
Aug. 1-31	76,214	44.91	—	1,530,528,477	1,206,993,791
Sep. 1-30	222,439	47.40	—	1,530,528,477	1,181,692,771
Oct. 1-31	168,040	51.29	—	1,530,528,477	1,194,139,406
Nov. 1-30	177,117	52.93	—	1,530,528,477	1,165,806,053
Dec. 1-31	31,232	50.86	—	1,530,528,477	1,166,072,513

Total	15,954,112	48.26	10,200,000

Notes

(1)
Column (a) shows shares we purchased as part of our fourth share repurchase program (from column (c)) plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 6. Directors, Senior Management and Employees—6.E Share Ownership—Novartis Employee Ownership Plan."

(2)
Column (c) shows shares purchased as part of our fourth share repurchase program. This program was announced on August 9, 2004, and was approved by the shareholders for an amount of up to CHF 3.0 billion. We do not intend to terminate the fourth share repurchase program prior to the purchase of CHF 3.0 billion in shares. See "Item 5. Operating and Financial Review and Prospects—5.B Liquidity and Capital Resources—Share Repurchase Program."

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Articles of Incorporation, as amended March 1, 2005 (in English translation).
1.2	Regulations of the Board and Committee Charters of Novartis AG, as amended October 26, 2005.
2.1
Restricted Issuance Agreement dated as of January 11, 2002 among Novartis AG, J.P. Morgan Chase & Co., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference from the Registration Statement on Form F-3, File No. 333-81862, as filed with the Commission on January 31, 2002).*
2.2	Letter Agreement dated October 27, 2004 between Novartis AG and JPMorgan Chase Bank, as depositary.*
2.3	Letter Agreement dated September 12, 2005 between Novartis AG and JPMorgan Chase Bank, as depositary.
4.1	The Leveraged Stock Saving Plan, Plan Summary—January 2002.*
4.2	Agreement dated December 20, 2001 between Novartis International AG and Paul Choffat.*
4.3	Agreement dated April 22, 2002 between Novartis Institute for Biomedical Research, Inc. and Mark C. Fishman, MD.*
4.4	Agreement dated March 21, 2005 between Novartis International AG and Dr. Jürgen Brokatzky-Geiger.
4.5
Share and Partnership Interest Sale and Transfer Agreement, dated February 16/17, 2005, among the members of the Strüngmann Family, Hexal Aktiengesellschaft, A+T Vermögensverwaltung GmbH and Novartis (Deutschland) GmbH (as purchaser), and Novartis AG (as guarantor), relating to the acquisition of shares in A+T Vermögensverwaltung GmbH as well as partnership interest in A+T Holding GmbH & Co. KG.
4.6
Agreement for Purchase and Sale of Stock of Eon Labs, Inc., dated as of February 20, 2005, by and between Novartis Corporation (as purchaser), Santo Holding (Deutschland) GmbH (as seller), and, for the purposes of Section 12 only, Novartis AG.
4.7	Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., Eon Labs, Inc., and, for purposes of Section 10.12 only, Novartis AG.
4.8
Agreement and Plan of Merger, dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 only, Novartis AG.
6.1	For Earnings per share calculation, see note 7 to our consolidated financial statements.
8.1	For a list of all of our principal Group subsidiaries and associated companies, see note 33 to our consolidated financial statements.
12.1	Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.0
Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, and Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1
Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3 (File No. 333-81862) as filed with the SEC on January 31, 2002, on Form F-3 filed on May 11, 2001 (File No. 333-60712), on Form S-8 filed on May 14, 2001 (File No. 333-13506) and on Form S-8 filed on October 1, 2004 (File No. 333-119475).
*	Previously filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ RAYMUND BREU

Name:	Raymund Breu
Title:	Chief Financial Officer, Novartis Group
By:	/s/ URS BAERLOCHER

Name:	Urs Baerlocher
Title:	Head of Legal and General Affairs, Novartis Group

Date: January 30, 2006

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Novartis Group, Basel

We have completed integrated audits of the Novartis Group's 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements. Our opinions on the Novartis Group's 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting of 2005, based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated financial statements (balance sheet, income statement, cash flow statement, statement of recognized income and expense, statement of changes in equity and notes) of the Novartis Group as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005.

These consolidated financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Swiss Auditing Standards and with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in accordance with International Financial Reporting Standards (IFRS).

IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 32 to the consolidated financial statements, the Group adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has restated prior periods for comparison purposes.

Internal control over financial reporting

We have also audited management's assessment, included in the accompanying "Report of Novartis Management on Internal Control over Financial Reporting" appearing under Item 15(b), that Novartis maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Novartis' Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Novartis Group's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Novartis Group maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Also, in our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As described in the "Report of Novartis Management on Internal Control over Financial Reporting", management has excluded Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers Squibb Co., from its assessment of internal control over financial reporting as of December 31, 2005 because they were acquired by the Novartis Group in business combinations during 2005. We have also excluded Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers Squibb Co. from our audit of internal control over financial reporting. Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers Squibb Co. are wholly-owned businesses whose total assets and total revenues represent approximately 17% or USD 10.0 billion and 5% or USD 1.5 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

PricewaterhouseCoopers AG

/s/ R. P. MUIR R. P. Muir	/s/ D. SUTER D. Suter

Basel, January 18, 2006

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(for the years ended December 31, 2005, 2004 and 2003)

	Note	2005	2004 Restated	2003 Restated
		($ millions)	($ millions)	($ millions)
Net sales	3/4	32,212	28,247	24,864
Other revenues		314	154	66
Cost of goods sold		(8,868)	(7,268)	(6,457)

Gross profit		23,658	21,133	18,473
Marketing & sales		(9,802)	(8,873)	(7,854)
Research & development		(4,846)	(4,171)	(3,729)
General & administration		(1,742)	(1,540)	(1,381)
Other income & expense		(363)	(397)	126

Operating income	3/4	6,905	6,152	5,635
Result from associated companies	10	193	68	(279)
Financial income	5	461	486	621
Interest expense		(294)	(261)	(243)

Income before taxes		7,265	6,445	5,734
Taxes	6	(1,124)	(1,065)	(947)

Net income		6,141	5,380	4,787

Attributable to
Shareholders of Novartis AG		6,130	5,365	4,743
Minority interests		11	15	44
Earnings per share ($)	7	2.63	2.28	1.99

Diluted earnings per share ($)	7	2.62	2.27	1.97

The accompanying notes form an integral part of the consolidated financial statements.

 NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(at December 31, 2005 and 2004)

	Note	2005	2004 Restated
		($ millions)	($ millions)
Assets
Non-current assets
Property, plant & equipment	8	8,679	8,497
Intangible assets	9	13,294	5,629
Associated companies	10	7,086	7,450
Deferred taxes	11	3,401	2,535
Financial and other non-current assets	12	3,829	4,457

Total non-current assets		36,289	28,568

Current assets
Inventories	13	3,725	3,558
Trade accounts receivable	14	5,343	4,851
Marketable securities & derivative financial instruments	15	4,612	7,809
Cash and cash equivalents		6,321	6,083
Other current assets	16	1,442	1,619

Total current assets		21,443	23,920

Total assets		57,732	52,488

Equity and liabilities
Equity
Share capital	17	994	1,008
Treasury shares	17	(146)	(159)
Reserves		32,142	30,328

Issued share capital and reserves available to Novartis shareholders		32,990	31,177
Minority interests		174	138

Total equity		33,164	31,315

Liabilities
Non-current liabilities
Financial debts	18	1,319	2,736
Deferred taxes	11	3,472	2,340
Provisions and other non-current liabilities	19	4,449	4,248

Total non-current liabilities		9,240	9,324

Current liabilities
Trade accounts payable		1,961	2,020
Financial debts and derivative financial instruments	20	7,135	4,119
Current income tax liabilities		1,253	1,101
Provisions and other current liabilities	21	4,979	4,609

Total current liabilities		15,328	11,849

Total liabilities		24,568	21,173

Total equity and liabilities		57,732	52,488

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(for the years ended December 31, 2005, 2004 and 2003)

	Note	2005	2004 Restated	2003 Restated
		($ millions)	($ millions)	($ millions)
Net income		6,141	5,380	4,787

Reversal of non-cash items
Taxes		1,124	1,065	947
Depreciation, amortization and impairments on Property, plant & equipment		835	796	768
Intangible assets		882	543	515
Financial assets		48	49	103
Result from associated companies		(193)	(68)	279
Divestment gain/loss from subsidiaries		(8)	1
Gains on disposal of property, plant & equipment, intangible and financial assets, net		(393)	(224)	(325)
Equity settled share-based compensation expenses		415	332	193
Net financial income		(167)	(225)	(378)

Total reversal of non-cash items		2,543	2,269	2,102

Net income after reversal of above non-cash items		8,684	7,649	6,889
Dividends from associated companies		96	73	62
Dividends received from marketable securities		4	12	14
Interest and other financial receipts		437	382	501
Interest and other financial payments		(313)	(274)	(241)
Taxes paid		(1,363)	(1,083)	(842)
Cash flow before working capital and provision changes		7,545	6,759	6,383
Restructuring payments and other cash payments out of provisions		(337)	(219)	(248)
Change in net current assets and other operating cash flow items	22	872	55	418
Cash flow from operating activities		8,080	6,595	6,553
Investment in property, plant & equipment		(1,188)	(1,269)	(1,329)
Proceeds from disposals of property, plant & equipment		73	129	92
Purchase of intangible assets		(360)	(181)	(214)
Proceeds from disposals of intangible assets		250	184	335
Purchase of financial assets		(783)	(747)	(816)
Proceeds from disposals of financial assets		708	486	632
Acquisition of additional interests in associated companies		(300)		(120)
Acquisitions and divestment of businesses	23	(8,536)	(1,031)	(272)
Acquisitions and divestments of minority interests		(30)		(10)
Proceeds from disposals of marketable securities		6,724	6,527	10,578
Payments for acquiring marketable securities		(4,040)	(7,315)	(10,107)
Cash flow used for investing activities		(7,482)	(3,217)	(1,231)
Acquisition of treasury shares, net		(231)	(1,820)	(306)
Proceeds from issuance of share capital to third parties by subsidiaries		67	60
Increase in non-current financial debts		15	14	18
Repayment of non-current financial debts		(884)	(15)	(31)
Change in current financial debts		2,906	685	(265)
Repayment of put and call options on Novartis shares				(3,458)
Dividend payments and cash contributions to minority interests		(32)	(25)	(31)
Dividends paid to shareholders of Novartis AG		(2,107)	(1,896)	(1,659)
Cash flow used for financing activities		(266)	(2,997)	(5,732)
Net effect of currency translation on cash and cash equivalents		(94)	56	258
Net change in cash and cash equivalents		238	437	(152)
Cash and cash equivalents at the beginning of the year		6,083	5,646	5,798
Cash and cash equivalents at end of the year		6,321	6,083	5,646

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(for the years ended December 31, 2005, 2004 and 2003)

	Note	2005	2004 Restated	2003 Restated
		($ millions)	($ millions)	($ millions)
Net income		6,141	5,380	4,787
Fair value adjustments on financial instruments	24.1	(75)	297	249
Actuarial losses from defined benefit plans, net	24.2	(400)	(1,038)	(468)
Novartis share of equity recognized by associated companies	24.3	41	24	(31)
Translation movements(1)	24.4	(1,978)	950	1,747

Total recognized income and expense		3,729	5,613	6,284

Attributable to shareholders of Novartis AG		3,720	5,597	6,239
Attributable to minority interests		9	16	45

(1)
Thereof $(2) million associated with minority interests (2004: $1 million; 2003: $1 million).

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(for the years ended December 31, 2005, 2004 and 2003)

	Notes	Share capital	Treasury shares	Share premium	Retained earnings	Total fair values adjustments attributable to Novartis	Total reserves	Minority interests	Total equity
		($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Total equity at January 1, 2003		1,025	(127)	2,565	25,848	(1,042)	27,371		28,269

Changes in accounting policies			(35)		(621)	(228)	(849)	66	(818)

Total recognized income and expense					4,712	1,527	6,239	45	6,284

Dividends	25.1				(1,659)		(1,659)		(1,659)
Acquisition of treasury shares, net	25.2		(1)		(304)		(304)		(305)
Reduction in share capital	25.3	(8)	8
Share-based compensation	25.4				193		193		193
Changes in minority interests								(21)	(21)
Repayment of call options on Novartis shares	25.5			(1,848)	92		(1,756)		(1,756)
Repayment of put options on Novartis shares	25.6			(541)	(603)		(1,144)		(1,144)

Total of other equity movements		(8)	7	(2,389)	(2,281)		(4,670)	(21)	(4,692)

Total equity at December 31, 2003 Restated		1,017	(155)	176	27,658	257	28,091	90	29,043

Total recognized income and expense					5,389	208	5,597	16	5,613

Dividends	25.1				(1,896)		(1,896)		(1,896)
Acquisition of treasury shares, net	25.2		(13)		(1,796)		(1,796)		(1,809)
Reduction in share capital	25.3	(9)	9
Share-based compensation	25.4				332		332		332
Changes in minority interests								32	32
Transfers	25.7			26	(26)

Total of other equity movements		(9)	(4)	26	(3,386)		(3,360)	32	(3,341)

Total equity at December 31, 2004 Restated		1,008	(159)	202	29,661	465	30,328	138	31,315

Total recognized income and expense					6,171	(2,451)	3,720	9	3,729

Dividends	25.1				(2,107)		(2,107)		(2,107)
Acquisition of treasury shares, net	25.2		(1)		(244)		(244)		(245)
Reduction in share capital	25.3	(14)	14
Share-based compensation	25.4				445		445		445
Changes in minority interests								27	27
Transfers	25.7			(3)	3

Total of other equity movements		(14)	13	(3)	(1,903)		(1,906)	27	(1,880)

Total equity at December 31, 2005		994	(146)	199	33,929	(1,986)	32,142	174	33,164

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

        The Novartis Group (Group or Novartis) consolidated financial statements comply with the International Financial Reporting Standards (IFRS) and interpretations formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations formulated by its predecessor organization the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies. They are prepared in accordance with the historical cost convention except for items which are required to be accounted for at fair value.

        The preparation of financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

2004 and 2003 Restatements

        As required by IFRS, the 2004 and 2003 consolidated financial statements have been restated to reflect the impact of the adoption of a number of new or revised IFRS statements on January 1, 2005. Note 32 provides a summary of the impact of these and other voluntary changes in financial reporting. As a result of these changes a statement of recognized income and expense separate from the statement of changes in equity has been introduced.

Scope of consolidation

        The consolidated financial statements include all companies which Novartis AG, Basel, Switzerland directly or indirectly controls (generally over 50% of voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

        Investments in associated companies (defined as investments in companies where Novartis holds between 20% and 50% of a company's voting shares or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method with the Group recording its share of the associated company's net income and equity. The Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

Principles of consolidation

        The annual closing date of the individual financial statements is December 31. The financial statements of consolidated companies operating in high-inflation economies are adjusted to eliminate the impact of high inflation.

        The purchase method of accounting is used to account for the acquisition of business combinations by the Group. The cost of an acquisition is measured as the fair value of the assets transferred to the seller and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

        Novartis was formed on December 20, 1996 when all assets and liabilities of Sandoz AG and Ciba-Geigy AG were transferred by universal succession to Novartis AG. The uniting of interests method was used to account for this transaction. If it were undertaken today, the merger would require a different accounting treatment.

        Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables have been eliminated.

Foreign currencies

        The consolidated financial statements of Novartis are expressed in US dollars ("$"). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is US dollars instead of the respective local currency. This reflects these entities' cash flows and transactions being primarily denominated in US dollars. Generally, the local currency is used as the measurement currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

        Income, expense and cash flows of the consolidated entities have been translated into US dollars using the average of the monthly exchange rates during the year. Balance sheets are translated using the year end exchange rates. Translation differences arising from movements in the exchange rates used to translate equity and long-term intercompany financing transactions relating to the net investment in a foreign entity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation differences.

Derivative financial instruments and hedging

        Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to their fair value.

        The method of recognizing the resulting gain or loss is dependent on whether a derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. On the date a derivative contract is entered into, the Group designates derivatives which qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

        Changes in the fair value of derivatives which are fair value hedges and that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives in cash flow hedges are recognized in equity. Where a forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains or losses previously included in the statement of recognized income and expense are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the statement of recognized income and expense are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

        Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. The Group hedges certain net investments in foreign entities with foreign currency borrowings. All foreign exchange gains or losses arising on translation are recognized in cumulative translation differences in the statement of recognized income and expense.

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in financial income in the income statement.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the statement of recognized income and expense at that time remains and is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in the statement of recognized income and expense is immediately transferred to the financial income in the income statement.

Property, plant & equipment

        Property, plant & equipment have been valued at cost of acquisition or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	7 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

        Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. Land held under long-term lease agreements relates to initial payments to lease land on which certain of the Group's buildings are located. Additional costs which enhance the future economic benefit of property, plant & equipment are capitalized. Property, plant & equipment is reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. Financing costs associated with the construction of property, plant & equipment are not capitalized. Property, plant & equipment which are financed by leases giving Novartis substantially all the risks and rewards of ownership are capitalized at the lower of the fair value of the leased property or the present value of minimum lease payments at the inception of the lease, and depreciated in the same manner as other property, plant & equipment over the shorter of the lease term or their useful life.

Intangible assets

        For business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to operations using a concept known as cash-generating units, which are at least one level below the divisional segmentation. Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to at least annual impairment testing. Any goodwill impairment charge is recorded in the income statement as Other Operating Expense. Goodwill that is embedded in the equity accounting for associated companies is also assessed annually for impairment with any resulting charge recorded in the results from associated companies. As required by the transitional rules, this new accounting policy was also applied in 2004 for business combinations consummated after March 31, 2004. Goodwill on business combinations prior to March 31, 2004, was amortized to income through Other Operating Expense on a straight-line basis over the asset's useful life. The amortization period ranged from 5 to 20 years based on Management's evaluation at the time of the acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired company. Goodwill relating to business combinations prior to January 1, 1995, has been fully written off against retained earnings.

        Under IFRS 3, In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and is allocated to cash-generating units and must be assessed for impairment on an annual basis. Any impairment charge is recorded in Research & Development expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life into Cost of Goods Sold along with any related impairment charge. Prior to January 1, 2005, IPR&D was included in goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all business combinations after March 31, 2004.

        Under IAS 38 (revised), acquired assets in development, such as those related to initial and milestone payments on licensed or acquired compounds, need to be capitalized from January 1, 2005 as intangible assets, even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. Prior to January 1, 2005, intangible assets in development were only recognized if they were acquired after receiving regulatory approval, such as that from the US Food and Drug Administration (FDA).

        Acquired intangible assets are amortized on a straight-line basis over the following periods with the charge recorded in the applicable functional cost lines in the income statement:

Trademarks	Over their estimated economic or legal life with a maximum of 15 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life typically between 15 and 30 years
Software	3 years
Others	3 to 5 years

        Product and marketing rights are acquired either individually or as part of a business combination, in which case they are allocated to cash-generating units. The useful lives assigned to acquired product rights are based on the maturity of the products and the estimated economic benefit that such product rights can provide. Amortization of trademarks, product and marketing rights is charged to Cost of Goods Sold over their useful lives, commencing in the year in which the rights first generate sales. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized into Cost of Goods Sold. Any impairment charges are recorded in the income statement in the same functional cost lines as the amortization charges.

        Intangible assets other than goodwill and IPR&D are reviewed whenever facts and circumstances indicate that their carrying value may not be recoverable. When there is an indication that the asset value may not be fully recoverable, the Group estimates its fair value less cost to sell based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the balance sheet carrying amount of the asset is greater than the higher of its value in use to Novartis or its anticipated fair value less costs to sell, an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual cash flows could vary significantly from forecasted cash flows.

Financial assets

        Investments other than those related to associated companies and joint ventures are initially recorded at cost on the trade date and subsequently carried at fair value. Debt securities are carried at amortized cost. Exchange rate gains and losses on loans are recorded in the income statement. Originated loans are carried at fair value, less any allowances for uncollectable amounts. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold. Other than temporary impairments in value are immediately expensed.

Inventories

        Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates historical cost determined on a first-in first-out basis, and this value is used for the Cost of Goods Sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that the inventory can be used, provisions are reversed with inventory being revalued up to the lower of its estimated market value or original cost. Unsaleable inventory is fully written off.

Trade accounts receivable

        The reported values represent the invoiced amounts, less adjustments for doubtful receivables, chargebacks and cash discounts. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash.

Marketable securities

        Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at cost and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

        Unrealized losses on impaired marketable securities are included as a reduction of financial income in the income statement. A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment.

Repurchase agreements

        Underlying securities related to repurchase agreements are included within marketable securities. Repurchase financing agreements for sold but agreed to be repurchased securities are recognized gross and included in short-term financial debts. Income and expenses are recorded in interest income and expense, respectively.

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the entity's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in entities and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of entities' retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, calculated using applicable entity tax rates, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the income statement in tax expense or in the statement of recognized income and expense, if it relates to an item directly recorded in this statement. Deferred tax assets on an entity's taxable loss are recognized to the extent future taxable profits will probably be available against which they can be used.

Defined benefit pension plans, other post-employment benefits and other non-current employee benefits

a)    Defined benefit pension plans

        The liability in respect to defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such pension plans, representing the net periodic pension cost less associate contributions, is included in the personnel expenses of the various functions where the associates are located. Plan assets are recorded at their fair values. Past service costs arising from amendments to pension plans are charged or credited to income over the service lives of the related associates if they are actively employed or immediately recognized in the income statement if they are retired. Gains arising from plan curtailments or settlements are accounted for at the time they occur. Any recognized pension asset is limited to the present value of future economic benefits available in the form of refunds from the plan and/or expected reductions in future contributions to the plan.

        Novartis adopted a new alternative under IAS 19 from January 1, 2005, with retrospective application, so that actuarial gains or losses from changes in actuarial assumptions and experience adjustments used for valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately recognized in the balance sheet with a corresponding movement in the statement of recognized income and expense.

b)    Other post-employment benefits

        Certain subsidiaries provide health care and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and amortized over the service lives of the related associates and included in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in non-current liabilities.

c)     Other non-current employee benefits

        Other non-current employee benefits represent amounts due to associates under deferred compensation arrangements mandated by certain jurisdictions in which the Group conducts its operations. Benefit costs are recognized on an accrual basis in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in other non-current liabilities.

Share-based compensation

        The fair value of shares, ADSs and related options granted to employees as compensation is recognized as an expense. Novartis calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for options and other share-based compensation are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for share-based compensation is included in the personnel expenses of the various functions where the associates are located.

Revenue recognition

        Revenue is recognized when title and risk of loss for the products are transferred to the customer. Provisions for rebates and discounts granted to government agencies, wholesalers, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Cash discounts are offered to customers to encourage prompt payment. They are recorded as a reduction of revenue at the time of invoicing. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

Internal research & development

        Internal research and development expenses are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing internal development costs.

        Laboratory buildings and equipment included in property, plant & equipment are depreciated and acquired core development technologies included in intangible assets are amortized over their estimated useful lives.

External research & development

        Expenses for research & development contracts with external parties if they are not qualifying for capitalization are recognized based on their percentage of completion.

Government grants

        Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs for which they are intended to compensate.

Product liabilities

        Provisions are made for probable losses resulting from past sales including supporting legal fees. Where necessary, the provision is actuarially determined taking into consideration such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable.

Environmental liabilities

        Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for non-recurring remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. Cost of future expenditures do not reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain. Recurring remediation costs are provided under long-term liabilities and are estimated by calculating the discounted amounts of such annual costs for the next 30 years.

Restructuring charges

        Restructuring charges are accrued against operating income in the period in which Management has committed to a plan, the liability has been incurred and the amount can be reasonably estimated. Restructuring charges or releases are included in Other Operating Income & Expense.

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

2.     Business combinations and other significant transactions

        The following business combinations and other significant transactions occurred during 2005, 2004 and 2003:

Acquisitions 2005

Sandoz

        On February 21, Novartis announced the signing of definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash. Both companies are significant manufacturers and distributors of generic pharmaceutical products. The acquisitions substantially increase the Sandoz Division's market presence in a number of key countries and will offer potential synergies with the Division's existing business.

        On June 6, Novartis completed the acquisition of Hexal AG for $5.3 billion in cash. The 2005 results include the consolidated income statement and cash flows of Hexal AG from June 6, 2005 onwards. Provisional goodwill at December 31, 2005, amounted to $3.6 billion.

        On July 20, 2005, Novartis completed the cash tender offer for the outstanding shares of Eon Labs, Inc., not included in the February 21 transaction for $31.00 per share. The total acquisition cost of Eon Labs amounted to $2.6 billion. The 2005 results include the consolidated income statement and cash flows of Eon Labs from July 20, 2005 onwards. Provisional goodwill at December 31, 2005 amounted to $1.7 billion.

Consumer Health

        On July 14, 2005, the Novartis OTC Business Unit announced the acquisition, for $660 million in cash, of a business including the rights to produce and market a portfolio of over-the-counter (OTC) brands that are principally sold in the US from the Bristol-Myers Squibb Company. The 2005 results include the consolidated income statement and cash flows for the North American portion of this acquisition from its completion date of August 31, 2005 onwards and the South American portion of this transaction from September 30, 2005 onwards. The marketing rights in Europe, the Middle East and Africa (EMEA) have been transferred on January 6, 2006 for no additional payment. Provisional goodwill at December 31, 2005 amounted to $223 million.

        In 2005, these acquisitions in total contributed $1.5 billion in sales and resulted in a $16 million loss recorded in Group operating income. Pro forma 2005 twelve months sales of these acquired Sandoz and Consumer Health Division businesses amounted to approximately $2.7 billion. Due to the significant differences in accounting policies used by the Sandoz and Consumer Health Divisions acquired businesses prior to their acquisition compared to the prospectively adopted Novartis accounting policies it has been impractical to produce 2005 twelve month pro forma operating income information for these acquisitions.

Corporate

        On October 31, 2005 Novartis announced that it has entered into a definitive merger agreement with Chiron Corporation to acquire all of the remaining shares of Chiron Corporation that it does not already own for $45.00 per share. In December 2005, Novartis acquired a further approximately 2% interest for $300 million leaving approximately 56% still to be acquired. It is anticipated that Chiron's shareholders will approve this transaction in the first half of 2006.

Announced divestment 2005

Consumer Health

        On November 28, 2005, Novartis announced that it had agreed to sell its Nutrition & Santé unit contained in the Medical Nutrition Business Unit for approximately $260 million to ABN AMRO Capital France. Completion of this transaction, which is subject to regulatory approval, is expected in the first quarter of 2006. This unit, which is not sufficiently material to be presented as a discontinued operation, generated $295 million of sales and $21 million of operating income in 2005 and had net assets of $53 million at December 31, 2005.

Acquisitions 2004

Sandoz

        On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S (now re-named Sandoz A/S) from AstraZeneca. Goodwill of $23 million has been recorded on this transaction.

        On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc. (now re-named Sandoz Canada Inc), a Canadian generic pharmaceutical manufacturer with a leading position in generic injectables, for $565 million in cash. Goodwill of $314 million has been recorded on this transaction.

Consumer Health

        On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for $385 million in cash. These activities are included in the consolidated financial statements from that date with $220 million of net sales and a $31 million operating loss being recorded in 2004. Goodwill of $183 million has been recorded on this transaction.

Acquisitions 2003

Pharmaceuticals

        On May 8, 2003 an additional 51% of the share capital of Idenix Pharmaceuticals Inc., Cambridge, Massachusetts was acquired for an initial payment of $255 million in cash to its existing shareholders. As part of the acquisition, Novartis agreed to pay additional amounts to the shareholders of Idenix Pharmaceuticals Inc. based on the achievement of clinical and regulatory milestones, marketing approvals and sales targets. The total additional value of these milestone payments is up to $357 million. Novartis cannot estimate when or if these additional milestone payments will be made. This company is included in the consolidated financial statements from May 2003. Since net liabilities were also assumed, total goodwill amounted to $297 million on this transaction.

Corporate

        In 2003 the Group increased its investment in Roche Holding AG to 33.3% by acquiring further voting shares for $120 million. The Group's holding represents approximately 6.3% of Roche Holding AG's total shares and equity instruments.

3.     Divisional Segmentation of key figures 2005, 2004 and 2003

Operating Divisions

        Novartis is divided operationally on a worldwide basis into three Divisions: Pharmaceuticals, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

        The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: cardiovascular and metabolism, oncology and hematology, neuroscience, respiratory and dermatology, arthritis, bone therapy, gastrointestinal and urinary tract diseases, infectious diseases, transplantation and immunology, and ophthalmics. Our Pharmaceuticals Division is organized into five Business Units: Primary Care, Oncology, Transplantation, Mature Products and Opthalmics. The Business Units are not required to be separately disclosed as segments, due to the fact that they have common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments.

        The Sandoz Division is organized as a Retail Generics business which also operates an Anti-Infectives business. These manufacture, distribute and sell generic pharmaceutical products and substances no longer subject to patent protection.

        The Consumer Health Division consists of the following five Business Units: OTC, Animal Health, Medical Nutrition, Gerber and CIBA Vision. Each has manufacturing, distribution and selling capabilities, however, none are material enough to be separately disclosed as segments. The OTC Business Unit activities are concentrated on over-the-counter self medications. The activities of the Animal Health Business Unit are concentrated on veterinary products for farm and companion animals. The activities of the Medical Nutrition Business Unit are concentrated on health and medical nutrition products. The activities of the Gerber Business Unit are concentrated on foods and other products and services designed to serve the particular needs of infants and babies. The activities of the CIBA Vision Business Unit are concentrated on contact lenses, lens care products, and ophthalmic surgical products.

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense which are not attributable to specific Divisions. Usually, no allocation of Corporate items is made to the Divisions.

        Inter-Divisional sales are made at amounts which are considered to approximate arm's length transactions. The accounting policies of the Divisions are the same as those of the Group. The Group principally evaluates Divisional performance and allocates resources based on operating income.

        Division net operating assets consist primarily of property, plant & equipment, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes.

3.     Divisional Segmentation of key figures 2005, 2004 and 2003 (Continued)

	Pharmaceuticals Division			Sandoz Division			Consumer Health Division			Corporate			TOTAL
(in $ millions)	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
Net sales to third parties	20,262	18,497	16,020	4,694	3,045	2,906	7,256	6,705	5,938				32,212	28,247	24,864
Sales to other Divisions	128	146	133	144	97	139	23	33	15	(295)	(276)	(287)

Sales of Divisions	20,390	18,643	16,153	4,838	3,142	3,045	7,279	6,738	5,953	(295)	(276)	(287)	32,212	28,247	24,864

Other revenues	253	134	58	18	6	1	43	14	7				314	154	66
Cost of goods sold	(3,275)	(3,044)	(2,781)	(2,883)	(1,792)	(1,573)	(2,983)	(2,719)	(2,383)	273	287	280	(8,868)	(7,268)	(6,457)
Of which amortization and impairments of product and patent rights and trademarks	(195)	(172)	(165)	(169)	(69)	(54)	(68)	(59)	(68)				(432)	(300)	(287)

Gross profit	17,368	15,733	13,430	1,973	1,356	1,473	4,339	4,033	3,577	(22)	11	(7)	23,658	21,133	18,473
Marketing & sales	(6,485)	(6,099)	(5,322)	(816)	(513)	(471)	(2,501)	(2,261)	(2,061)				(9,802)	(8,873)	(7,854)
Research & development	(3,972)	(3,465)	(3,069)	(434)	(274)	(254)	(291)	(271)	(258)	(149)	(161)	(148)	(4,846)	(4,171)	(3,729)
General & administration	(657)	(641)	(582)	(270)	(197)	(158)	(431)	(376)	(327)	(384)	(326)	(314)	(1,742)	(1,540)	(1,381)
Other income & expense	(240)	(276)	(27)	(111)	(132)	(117)	(61)	(171)	(68)	49	182	338	(363)	(397)	126
Of which amortization and impairments of capitalized intangible assets included in function costs	(342)	(32)	(34)	(57)	(116)	(117)	(34)	(87)	(74)	(17)	(8)	(3)	(450)	(243)	(228)

Operating income	6,014	5,252	4,430	342	240	473	1,055	954	863	(506)	(294)	(131)	6,905	6,152	5,635

Result from associated companies	19	33	98	2	2	3				172	33	(380)	193	68	(279)
Financial income													461	486	621
Interest expense													(294)	(261)	(243)

Income before taxes													7,265	6,445	5,734
Taxes													(1,124)	(1,065)	(947)

Net income													6,141	5,380	4,787

Attributable to:
Shareholders of Novartis AG													6,130	5,365	4,743
Minority interests													11	15	44
Included in operating income are:
Depreciation of property, plant & equipment	(490)	(434)	(424)	(195)	(170)	(143)	(154)	(144)	(142)	18	(32)	(28)	(821)	(780)	(737)
Amortization of intangible assets	(178)	(192)	(187)	(189)	(110)	(99)	(102)	(146)	(121)	(12)	(8)	(3)	(481)	(456)	(410)
Impairment charges on property, plant & equipment			(26)	(14)	(16)			2	(5)		(2)		(14)	(16)	(31)
Impairment charges on intangible assets	(359)	(12)	(12)	(37)	(75)	(72)			(21)	(5)			(401)	(87)	(105)
Impairment charges on financial assets	(38)	(35)	(95)						(7)	(10)	(14)	(1)	(48)	(49)	(103)
Restructuring charges		(10)		(51)	(21)								(51)	(31)
Divestment gains or losses of subsidiaries		(1)					8						8	(1)
Share-based compensation expense	(384)	(333)	(239)	(9)	(8)	(6)	(38)	(33)	(24)	(101)	(88)	(63)	(532)	(462)	(332)
Total assets	14,655	14,914	13,836	14,057	5,379	4,321	6,863	6,155	5,405	22,157	26,040	24,816	57,732	52,488	48,378
Liabilities	(5,848)	(5,443)	(4,867)	(1,342)	(886)	(950)	(2,430)	(2,305)	(2,039)	(14,948)	(12,539)	(11,479)	(24,568)	(21,173)	(19,335)

Total equity	8,807	9,471	8,969	12,715	4,493	3,371	4,433	3,850	3,366	7,209	13,501	13,337	33,164	31,315	29,043
Less net liquidity										(2,479)	(7,037)	(6,651)	(2,479)	(7,037)	(6,651)

Net operating assets	8,807	9,471	8,969	12,715	4,493	3,371	4,433	3,850	3,366	4,730	6,464	6,686	30,685	24,278	22,392

Included in total assets are:
Total property, plant & equipment	5,053	5,379	4,828	2,216	1,797	1,532	1,030	964	902	380	357	335	8,679	8,497	7,597
Additions to property, plant & equipment	686	716	771	212	329	388	264	193	142	32	31	28	1,194	1,269	1,329
Total intangible assets	1,670	2,174	2,163	9,331	1,795	1,194	2,282	1,632	1,315	11	28	36	13,294	5,629	4,708
Additions to intangible assets	211	116	62	24	16	82	162	51	72				397	183	216
Total investment in associated companies	1,471	1,146	1,120	10	25	23				5,605	6,279	5,705	7,086	7,450	6,848

4.     Supplementary segmentation of key figures 2005, 2004 and 2003

Geographical segmentation

2005	Europe	The Americas	Asia/Africa/Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Net sales(1)	12,000	15,011	5,201	32,212
Operating income(2)	4,518	1,916	471	6,905
Depreciation of property, plant & equipment included in operating income	508	264	49	821
Total assets	37,977	17,049	2,706	57,732
Additions to property, plant & equipment	683	396	115	1,194
Additions to intangible assets	162	210	25	397
Personnel costs	3,948	3,341	652	7,941
2004 Restated	Europe	The Americas	Asia/Africa/Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Net sales(1)	10,289	13,285	4,673	28,247
Operating income(2)	4,301	1,355	496	6,152
Depreciation of property, plant & equipment included in operating income	510	229	41	780
Total assets	37,897	12,166	2,425	52,488
Additions to property, plant & equipment	787	340	142	1,269
Additions to intangible assets	10	148	25	183
Personnel costs	3,401	3,011	572	6,984
2003 Restated	Europe	The Americas	Asia/Africa/Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Net sales(1)	8,788	12,036	4,040	24,864
Operating income(2)	4,274	876	485	5,635
Depreciation of property, plant & equipment included in operating income	480	220	37	737
Total assets	35,627	10,524	2,227	48,378
Additions to property, plant & equipment	846	427	56	1,329
Additions to intangible assets	88	127	1	216
Personnel costs	3,002	2,759	491	6,252

(1)
Net sales by location of third party customer.

(2)
Operating income as recorded in the legal entities in the respective region.

        The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2005, 2004 and 2003:

																			Total assets
	Net sales(1)						Additions to property, plant & equipment						Investments in intangible assets
Country																					2004 Restated		2003 Restated
	2005	%	2004	%	2003	%	2005	%	2004	%	2003	%	2005	%	2004	%	2003	%	2005	%		%		%
	($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)
Switzerland	366	1	330	1	319	1	305	26	226	18	177	13	260	65	1	1	62	29	25,586	44	30,465	58	27,288	56
USA	12,587	39	11,258	40	10,280	41	332	28	302	24	388	29	86	22	150	82	104	48	15,601	27	11,029	21	10,426	22
Japan	2,591	8	2,424	9	2,065	8	16	1	21	2	14	1	1		4	2			1,605	3	1,644	3	1,536	3
Germany	2,470	8	1,596	6	1,479	6	89	7	36	3	39	3	13	3	12	7	7	3	1,870	3	1,274	2	1,289	3
France	1,856	6	1,692	6	1,423	6	27	2	19	1	17	1			2	1	2	1	934	2	1,359	3	1,302	3
UK	924	3	979	3	789	3	60	5	154	12	194	15			1	1			1,461	3	1,729	3	1,520	3
Austria	275	1	245	1	224	1	49	4	106	8	170	13	3	1	4	2	8	4	1,324	2	1,596	3	1,501	3
Slovenia	100		112		103		73	6	130	10	103	8	1		1	1			1,292	2	1,400	3	1,353	3
Singapore	26		23		20		46	4	70	6	9	1							169		121		42
Other	11,017	34	9,588	34	8,162	34	197	17	205	16	218	16	33	9	8	3	33	15	7,890	14	1,871	4	2,121	4

Total Group	32,212	100	28,247	100	24,864	100	1,194	100	1,269	100	1,329	100	397	100	183	100	216	100	57,732	100	52,488	100	48,378	100

(1)
Net Sales by location of third party customer.

        Two customers account for approximately 9% each and one customer for approximately 7% of Group net sales in 2005. No other customer accounts for 5% or more of the Group's total net sales.

Pharmaceutical Division therapeutic area net sales

Therapeutic areas	2005	2004	2003
	($ millions)	($ millions)	($ millions)
Cardiovascular
Strategic franchise products
Diovan	3,676	3,093	2,425
Lotrel	1,075	920	777
Lescol	767	758	734
Other	128	120	116

Total strategic franchise products	5,646	4,891	4,052
Mature products	665	815	1,064

Total Cardiovascular products	6,311	5,706	5,116

Oncology
Gleevec/Glivec	2,170	1,634	1,128
Zometa	1,224	1,078	892
Sandostatin	896	827	695
Femara	536	386	227
Other	270	290	359

Total Oncology products	5,096	4,215	3,301

Neuroscience
Strategic franchise products
Trileptal	615	518	397
Exelon	467	422	367
Tegretol	393	396	384
Other	758	686	595

Total strategic franchise products	2,233	2,022	1,743
Mature products	476	533	505

Total Neuroscience products	2,709	2,555	2,248

Respiratory & Dermatology
Strategic franchise products
Lamisil	1,133	1,162	978
Elidel	270	349	235
Foradil	332	321	289
Other	58	43	29

Total strategic franchise products	1,793	1,875	1,531
Mature products	142	151	154

Total Respiratory & Dermatology products	1,935	2,026	1,685

Arthritis/Bone/Gastrointestinal/Hormonal/Infectious diseases/other products
Strategic franchise products
Zelnorm/Zelmac	418	299	165
Other	333	269	240

Total strategic franchise products	751	568	405
Mature products	1,596	1,560	1,565

Total Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other products	2,347	2,128	1,970

Transplantation
Neoral/Sandimmun	953	1,011	1,020
Other	139	81	61

Total Transplantation products	1,092	1,092	1,081

Ophthalmics
Visudyne	484	448	357
Other	350	327	262

Total Ophthalmics products	834	775	619

Total strategic franchise products	17,445	15,438	12,732
Total mature products	2,879	3,059	3,288
Prior year's US sales rebate accounting change	(62)

Total	20,262	18,497	16,020

5.     Financial income

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Interest income	405	388	323
Dividend income	3	12	17
Net capital gains	94	123	11
Impairment of marketable securities	(49)	(66)	(66)
Income on options and forward contracts	83	306	1,113
Expenses on options and forward contracts	(144)	(332)	(809)
Other financial income	3	7	9
Other financial expense	(49)	(47)	(41)
Currency result, net	115	95	64

Financial income	461	486	621

6.     Taxes

Income before taxes

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Switzerland	2,088	3,171	2,572
Foreign	5,177	3,274	3,162

Total income before taxes	7,265	6,445	5,734

Current and deferred income tax expense

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Switzerland	(338)	(259)	(330)
Foreign	(1,173)	(756)	(753)

Total current income tax expense	(1,511)	(1,015)	(1,083)

Switzerland	43	(24)	28
Foreign	344	(26)	108

Total deferred tax income/(expense)	387	(50)	136

Total income tax expense	(1,124)	(1,065)	(947)

        The gross value of unused tax loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	Not capitalized	Capitalized	2005
	($ millions)	($ millions)	($ millions)
One year	5	1	6
Two years	57	7	64
Three years	29	2	31
Four years	252	28	280
Five years	180	7	187
More than five years	737	383	1,120

Total	1,260	428	1,688

	Not capitalized	Capitalized	2004 Restated
	($ millions)	($ millions)	($ millions)
One year	10		10
Two years	12		12
Three years	63	4	67
Four years	20	13	33
Five years	718	5	723
More than five years	702	180	882

Total	1,525	202	1,727

        Tax losses are capitalized if it is probable that future taxable profits will arise to utilize the losses.

        $7 million of unused operating tax loss carryforwards expired during 2005 (2004: $4 million; 2003: $33 million).

Analysis of tax rate

        The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the income before tax of each subsidiary) and the effective tax rate are:

	2005	2004 Restated	2003 Restated
	(%)	(%)	(%)
Expected tax rate	16.2	17.4	16.6
Effect of disallowed expenditures	1.6	2.0	2.4
Effect of utilization of tax losses brought forward from prior periods	(0.7)	(0.5)	(0.6)
Effect of income taxed at reduced rates	(0.1)	(0.5)	(2.1)
Effect of tax credits and allowances	(1.1)	(1.8)	(1.5)
Effect of write-off of deferred tax assets		0.1	0.5
Prior year and other items	(0.4)	(0.2)	1.2

Effective tax rate	15.5	16.5	16.5

        The utilization of tax loss carryforwards lowered the tax charge by $48 million, $30 million and $34 million in 2005, 2004 and 2003 respectively.

7.     Earnings per share

        Basic earnings per share (EPS) is calculated by dividing the net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

	2005	2004 Restated	2003 Restated
Net income ($ millions)	6,130	5,365	4,743
Weighted average number of shares outstanding	2,332,848,144	2,355,490,272	2,380,091,756

Basic earnings per share ($)	2.63	2.28	1.99

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

	2005	2004 Restated	2003 Restated
Net income ($ millions)	6,130	5,365	4,743
Weighted average number of shares outstanding	2,332,848,144	2,355,490,272	2,380,091,756
Call options on Novartis shares			27,446,092
Adjustment for dilutive share options	9,605,470	11,917,258	4,346,940
Weighted average number of shares for diluted earnings per share	2,342,453,614	2,367,407,530	2,411,884,788

Diluted earnings per share ($)	2.62	2.27	1.97

        Options equivalent to 16.7 million shares (2004: 13.0 million; 2003: 16.4 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

8.     Property, plant & equipment movements

2005	Land	Buildings	Machinery	Plant under construction and other equipment	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	403	6,029	9,051	1,363	16,846
Impact of business combinations	34	265	321	45	665
Reclassifications(1)	5	421	679	(1,105)
Additions	12	74	355	753	1,194
Disposals	(1)	(151)	(396)	(23)	(571)
Translation effects	(34)	(571)	(894)	(121)	(1,620)

December 31	419	6,067	9,116	912	16,514

Accumulated depreciation
January 1	(2)	(2,860)	(5,487)		(8,349)
Depreciation charge	(1)	(170)	(650)		(821)
Depreciation on disposals		114	376		490
Impairment charge		(8)	(6)		(14)
Translation effects		303	556		859

December 31	(3)	(2,621)	(5,211)		(7,835)

Net book value—December 31	416	3,446	3,905	912	8,679

Insured value—December 31					16,506

Net book value of property, plant & equipment under finance lease contracts					26

Commitments for purchases of property, plant & equipment					417

(1)
Reclassifications between various asset categories due to completion of plant under construction.

2004	Land	Buildings	Machinery	Plant under construction and other equipment	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	367	5,247	7,909	1,370	14,893
Impact of business combinations	1	10	19		30
Reclassifications(1)	4	404	583	(991)
Additions	13	94	250	912	1,269
Disposals	(5)	(102)	(308)	(58)	(473)
Translation effects	23	376	598	130	1,127

December 31	403	6,029	9,051	1,363	16,846

Accumulated depreciation
January 1	(1)	(2,544)	(4,751)		(7,296)
Impact of business combinations			(1)		(1)
Depreciation charge		(186)	(594)		(780)
Depreciation on disposals		82	262		344
Impairment charge		(4)	(12)		(16)
Translation effects	(1)	(208)	(391)		(600)

December 31	(2)	(2,860)	(5,487)		(8,349)

Net book value—December 31	401	3,169	3,564	1,363	8,497

Insured value—December 31					19,490

Net book value of property, plant & equipment under finance lease contracts					132

Commitments for purchases of property, plant & equipment					325

(1)
Reclassifications between various asset categories due to completion of plant under construction.

9.     Intangible asset movements

2005	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights and customer base	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	2,739	323		4,655	639	8,356
Impact of business combinations	5,531	619	305	2,123	41	8,619
Reclassifications(1)	11	(251)	210	67	(9)	28
Additions	24	211		77	85	397
Disposals	(3)	(1)		(64)	(12)	(80)
Translation effects	(222)	(26)	(7)	(403)	(17)	(675)

December 31	8,080	875	508	6,455	727	16,645

Accumulated amortization
January 1	(840)	(23)		(1,515)	(349)	(2,727)
Reclassifications(1)	(13)	23		(12)	2
Amortization charge			(10)	(382)	(89)	(481)
Disposals	2			55	9	66
Impairment charge	(5)	(38)		(358)		(401)
Translation effects	55	1		122	14	192

December 31	(801)	(37)	(10)	(2,090)	(413)	(3,351)

Net book value—December 31	7,279	838	498	4,365	314	13,294

(1)
Reclassifications between various asset categories as a result of recording final acquisition balance sheets and product launches. In 2005, there was a net $28 million change in a provisional purchase price allocation that increased intangible assets and deferred tax liabilities by this amount.

2004	Goodwill	Acquired research & development	Trademarks, product & marketing rights and customer base	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	2,097	64	4,116	576	6,853
Impact of business combinations	535	139	262	90	1,026
Reclassifications(1)	6		(12)	6
Additions		101	84	(2)	183
Disposals	(20)		(52)	(41)	(113)
Translation effects	121	19	257	10	407

December 31	2,739	323	4,655	639	8,356

Accumulated amortization
January 1	(620)	(13)	(1,190)	(322)	(2,145)
Reclassifications(1)			1	(1)
Amortization charge	(108)	(7)	(287)	(54)	(456)
Disposals	7		51	37	95
Impairment charge	(75)		(12)		(87)
Translation effects	(44)	(3)	(78)	(9)	(134)

December 31	(840)	(23)	(1,515)	(349)	(2,727)

Net book value—December 31	1,899	300	3,140	290	5,629

(1)
Reclassifications between various asset categories as a result of recording final acquisition balance sheets and product launches.

Divisional segmentation of intangible assets

        The net book values at December 31, 2005 of intangible assets are allocated to the Group's Divisions as summarized below:

	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights and customer base	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Pharmaceuticals	282	142		1,230	16	1,670
Sandoz	5,992	635	498	2,193	13	9,331
Consumer Health	1,005	61		942	274	2,282
Corporate					11	11

Total	7,279	838	498	4,365	314	13,294

Amount at risk if discounted cash flows fell by 5%		2		30		32
Amount at risk if discounted cash flows fell by 10%	29	3		91		123

        Goodwill and other intangible assets with indefinite useful lives are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment and is therefore not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next 5 years are utilized based on Management's range of forecasts with a terminal value using sales projections in line or lower than inflation thereafter. Typically three probability-weighted scenarios are used.

        The discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the value-in-use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals %	Sandoz %	Consumer Health %
Sales growth rate assumptions after forecast period	(1)	(3) to 4	(3) to 3
Discount rate	(1)	7 to 13	6 to 11

(1)
Goodwill relates to a quoted entity; therefore market value less costs to sell has been used in the impairment test.

        Additionally, impairments of acquired research & development products and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

        In 2005, impairment charges of $401 million were recorded, principally relating to the impairment of NKS104 marketing rights in the Pharmaceuticals Division of $332 million and $37 million of IPR&D in the Sandoz Division.

        In 2004, impairment charges of $87 million were recorded, principally relating to the over-valuation on an economic basis of Sandoz Division activities in Germany.

        In 2003, impairment charges of $105 million were recorded, principally relating to loss of market share which in the near future, was considered to be difficult to regain of the Sandoz activities in Germany; the divestment of Genetic Therapy Inc., US, a Pharmaceuticals Division research activity, to Cell Genesys Inc., US, and adjustments to CIBA Vision Business Unit intangible assets related to the planned disposal of the refractive surgery activities.

10.   Associated companies

        Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value			Net income statement effect
	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Roche Holding AG, Switzerland	5,542	6,234	5,662	166	27	(398)
Chiron Corporation, USA	1,469	1,143	1,118	19	32	97
Others	75	73	68	8	9	22

Total	7,086	7,450	6,848	193	68	(279)

        The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

        Due to the various estimates that have been made in applying the equity method accounting treatment for Roche Holding AG ("Roche") and Chiron Corporation ("Chiron"), adjustments may be necessary in succeeding years as more financial and other information becomes publicly available.

        As an indication of the size of these associated companies, the following table shows summarized financial information of the major associated companies for the year ended December 31, 2004 since the 2005 data is not yet available:

	Assets	Liabilities	Revenue	Net income
	(billions)	(billions)	(billions)	(billions)
Roche (CHF)	58.4	25.0	31.1	7.0
Chiron ($)	4.3	1.7	1.7	0.1

Roche Holding AG

        The Group's holding in Roche voting shares was 33.3% at December 31, 2005 and 2004. This investment represents approximately 6.3% of the total outstanding voting and non-voting equity instruments. In order to apply the equity method of accounting, independent appraisers were used to estimate the fair value of Roche's identifiable assets and liabilities and, therefore, the amount of residual goodwill at the time of acquisition. The purchase price allocations were made on publicly available information at the time of acquisition of the shares.

        The balance sheet value allocation is as follows:

($ millions)
Novartis share of Roche's reported net assets	1,548
Novartis share of net book value of additional appraised intangible assets	2,194
Net book value of Novartis goodwill	2,156

Total residual value of purchase price	5,898
Accumulated equity accounting adjustments and translation effect	(356)

December 31, 2005 balance sheet value	5,542

        The identified intangible assets principally relate to the value of currently marketed products and are being amortized straight-line over their estimated average useful life of 20 years.

        The income statement effects from applying Novartis accounting for Roche in 2005, 2004 and 2003 are as follows:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Depreciation and amortization of fair value adjustments relating to
—property plant & equipment and intangible assets, net of taxes of $35 million (2004: $35 million; 2003: $31 million)	(115)	(131)	(112)
—Goodwill		(136)	(127)
Prior year adjustment	2	30	(269)
Novartis share of estimated Roche current year consolidated net income	279	264	110

Net income effect	166	27	(398)

        The market value of the Novartis interest in Roche at December 31, 2005 was $8.9 billion (Reuters symbol: RO.S).

Chiron Corporation

        The Group's holding in the common stock of Chiron was 44.1% and 42.5% at December 31, 2005 and 2004, respectively. The recording of the results of the strategic interest in Chiron is based on the Group's weighted average holdings in Chiron during the year.

        The balance sheet value allocation is as follows:

($ millions)
Novartis share of Chiron's reported net assets	1,093
Novartis share of net book value of additional appraised intangible assets	77
Net book value of Novartis goodwill	176

Total residual value of purchase price	1,346
Accumulated equity accounting adjustments	123

December 31, 2005 balance sheet value	1,469

        The income statement effects from applying Novartis accounting policies to Chiron for 2005, 2004 and 2003 are as follows:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Prior year adjustment	(6)	4	4
Novartis share of estimated Chiron current year consolidated net income	25	46	113
Amortization of Novartis goodwill		(18)	(20)

Net income effect	19	32	97

        The market value of the Novartis interest in Chiron at December 31, 2005 was $3.8 billion (NASDAQ symbol: CHIR).

11.    Deferred taxes

	2005	2004 Restated
	($ millions)	($ millions)
Assets associated with—employee benefit liabilities	1,356	1,004
—oper ating loss carryforwards	54	47
—inve ntories	956	791
—inta ngible assets	232	43
—othe r provisions and accruals	832	679
Less: valuation allowance	(29)	(29)

Deferred tax assets less valuation allowance	3,401	2,535

Liabilities associated with—property, plant & equipment	694	670
—prepaid pensions	794	559
—intangible assets	908	189
—other provisions and accruals	883	687
—inventories	193	235

Total liabilities	3,472	2,340

Net deferred tax liability/(asset)	71	(195)

        Movement in deferred tax asset valuation allowance:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
January 1	(29)	(17)	(84)
Additions	(10)	(39)	(25)
Utilization	10	27	92

December 31	(29)	(29)	(17)

        A reversal of the valuation allowance could occur when circumstances make the realization of deferred tax assets probable. This would result in a decrease in the Group's effective tax rate.

        At December 31, 2005 unremitted earnings of $30 billion (2004: $26 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2005	2004
	($ millions)	($ millions)
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—write-down of investments in subsidiaries	1,803	(934)
—goodwill from acquisitions	3,383	1,121

12.   Financial and other non-current assets

	2005	2004 Restated
	($ millions)	($ millions)
Other investments and long-term loans	1,910	1,756
Prepaid benefit cost	1,919	2,701

Total	3,829	4,457

        Other investments are valued at market value.

        During 2005, $43 million (2004: $35 million; 2003: $80 million) of unrealized losses on available-for-sale investments and $5 million (2004: $14 million; 2003: $nil) on other investments were considered to be other than temporary and were charged to the income statement.

13.   Inventories

	2005	2004
	($ millions)	($ millions)
Raw material, consumables	665	546
Finished products	3,060	3,012

Total inventories	3,725	3,558

        The following summarizes the movement in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approved was subsequently received:

	2005	2004	2003
	($ millions)	($ millions)	($ millions)
January 1	(260)	(238)	(252)
Inventory write-downs charged to income statement	(544)	(266)	(196)
Utilization of inventory provisions	329	134	218
Reversal of inventory provisions	150	139	29
Translation effects	30	(29)	(37)

December 31	(295)	(260)	(238)

14.   Trade accounts receivable

	2005	2004
	($ millions)	($ millions)
Total	5,546	5,102
Provision for doubtful receivables	(203)	(251)

Total trade accounts receivable, net	5,343	4,851

        The following summarizes the movement in the provision for doubtful receivables:

	2005	2004	2003
	($ millions)	($ millions)	($ millions)
January 1	(251)	(227)	(218)
Provision for doubtful receivables charged to income statement	(184)	(186)	(89)
Utilization of doubtful receivables provision	135	102	70
Reversal of doubtful receivables provision	76	74	28
Translation effects	21	(14)	(18)

December 31	(203)	(251)	(227)

15.   Marketable securities and derivative financial instruments

Market risk

        The Group is exposed to market risk, primarily related to foreign exchange, interest rates and market value of the investment of liquid funds. Management actively monitors these exposures. To manage the volatility relating to these exposures the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investment of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. The Group's policy and practice is to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. The Group does not enter into any financial transaction containing a risk that cannot be quantified at the time the transaction is concluded; i.e. it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or hedges transactions and future transactions (in the case of anticipatory hedges) it knows it will have in the future based on past experience. In the case of liquid funds it writes options on assets it has, or on positions it wants to acquire, and for which it has the required liquidity. The Group therefore expects that any loss in value for these instruments generally would be offset by increases in the value of the hedged assets.

(a)   Foreign exchange rates

        The Group uses the US dollar as its reporting currency and is therefore exposed to foreign exchange movements, primarily in European, Japanese, other Asian and Latin American currencies. The Group enters into various contracts which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency option contracts to hedge certain anticipated foreign currency revenues and the net investment in certain foreign subsidiaries.

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

(c)   Interest rates

        The Group manages its exposure to interest rate risk by changing the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix the Group may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed upon fixed and variable interest rates. Use of the above-mentioned derivative financial instruments has not had a material impact on the Group's financial position at December 31, 2005 and 2004 or the Group's results of operations for the years ended December 31, 2005, 2004 and 2003.

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

Derivative financial instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2005 and 2004. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by the markets or standard pricing models at December 31, 2005 and 2004.

	Contract or underlying principal amount		Positive fair values		Negative fair values
Derivative financial instruments
	2005	2004	2005	2004	2005	2004
	($ millions)
Currency related instruments
Forward foreign exchange rate contracts	9,536	5,771	149	65	(223)	(281)
Over the counter currency options	44	3,987	1	6		(3)
Cross currency swaps	1,092	1,226	231	296	(18)

Total of currency related instruments	10,672	10,984	381	367	(241)	(284)

Interest rate related instruments
Interest rate swaps	2,479	3,820	3	11	(3)	(7)
Forward rate agreements	1,386	9,219		6	(1)	(6)
Interest rate options		100

Total of interest rate related instruments	3,865	13,139	3	17	(4)	(13)

Options on equity securities	9	268		15

Total derivative financial instruments included in marketable securities and in current financial debt	14,546	24,391	384	399	(245)	(297)

        The contract or underlying principal amount of derivative financial instruments at December 31, 2005 are set forth by currency in the table below.

	CHF	EUR	USD	JPY	Other currencies	Total 2005	Total 2004
	($ millions)
Currency related instruments
Forward foreign exchange rate contracts	1,818	2,211	4,194	956	357	9,536	5,771
Over the counter currency options			1	43		44	3,987
Cross currency swaps		1,068	24			1,092	1,226

Total of currency related derivatives	1,818	3,279	4,219	999	357	10,672	10,984

Interest rate related instruments
Interest rate swaps	381	1,898	200			2,479	3,820
Forward rate agreements		1,186	200			1,386	9,219
Interest rate options							100

Total of interest rate related derivatives	381	3,084	400			3,865	13,139

Options on equity securities			9			9	268

Total derivative financial instruments	2,199	6,363	4,628	999	357	14,546	24,391

Derivative financial instruments effective for hedge accounting purposes	Contract or underlying principal amount 2005	Fair values 2005
	($ millions)	($ millions)
Anticipated transaction hedges
Forward foreign exchange rate contracts	2,003	(38)

Total of derivative financial instruments effective for hedge accounting purposes included in other current assets and liabilities	2,003	(38)

        All of the hedging instruments used for anticipated transactions mature within twelve months and were contracted with the intention of hedging anticipated transactions which are expected to occur in

2006. At December 31, 2004 there were no derivative financial instruments effective for hedge accounting purposes.

Marketable securities, time deposits and derivative financial instruments	2005	2004 Restated
	($ millions)	($ millions)
Available-for-sale marketable securities
Equity securities	521	448
Debt securities	3,102	6,188

Total available-for-sale marketable securities	3,623	6,636
Time deposits with original maturity more than 90 days	505	639
Derivative financial instruments	384	399
Accrued interest on derivative financial instruments	19	26
Accrued interest on debt securities	81	109

Total marketable securities, time deposits and derivative financial instruments	4,612	7,809

        During 2005, unrealized losses of $49 million on available-for-sale marketable securities were considered to be other than temporary and charged to the income statement (2004: $66 million; 2003: $66 million).

16.   Other current assets

		2005	2004 Restated
		($ millions)	($ millions)
Withholding tax recoverable		35	76
Gerber Life insurance receivables		167	155
Prepaid expenses	—third parties	202	268
	—associated companies	20	3
Other receivables	—third party	1,005	1,089
	—associated companies	13	28

Total other current assets		1,442	1,619

17.   Details of shares and share capital movements

	Number of shares(1)
	December 31, 2003 Restated	Movement in year	December 31, 2004 Restated	Movement in year	December 31, 2005
Total Novartis shares	2,801,470,000	(24,260,000)	2,777,210,000	(38,039,000)	2,739,171,000

Treasury shares
Shares reserved for employee share-based compensation	41,569,718		41,569,718	(1,278,098)	40,291,620
Unreserved treasury shares	385,431,957	12,713,198	398,145,155	(35,182,275)	362,962,880

Total treasury shares	427,001,675	12,713,198	439,714,873	(36,460,373)	403,254,500

Total outstanding shares	2,374,468,325	(36,973,198)	2,337,495,127	(1,578,627)	2,335,916,500

	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Share capital	1,017	(9)	1,008	(14)	994
Treasury shares	(155)	(4)	(159)	13	(146)

Outstanding share capital	862	(13)	849	(1)	848

(1)
All shares are registered, authorized, issued and fully paid. At December 31, 2005 all are voting shares and, except for 258,143,543 treasury shares, are dividend bearing.

        There are outstanding written call options on Novartis shares of 14.6 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is $42.60 and they have remaining contractual lives of up to 8 years.

18.   Non-current financial debts

	2005	2004
	($ millions)	($ millions)
Straight bonds	2,294	3,185
Liabilities to banks and other financial institutions(1)	128	114
Finance lease obligations	19	117

Total (including current portion of non-current debt)	2,441	3,416
Less current portion of non-current debt	(1,122)	(680)

Total non-current debts	1,319	2,736

Straight bonds
USD
6.625% Euro Medium Term Note 1995/2005 of Novartis Corporation, Florham Park, New Jersey, US		300
USD
6.625% Euro Medium Term Note 1995/2005 of Novartis Corporation, Florham Park, New Jersey, US		250
USD
9.0% bonds 2006 of Gerber Products Company, Fremont, Michigan, US	34	35
EUR
4.0% EUR 900 million bond 2001/2006 of Novartis Securities Investment Ltd., Hamilton, Bermuda(2)	1,068	1,228
EUR
3.75% EUR 1 billion bond 2002/2007 of Novartis Securities Investment Ltd., Hamilton, Bermuda	1,192	1,372

Total straight bonds	2,294	3,185

(1)
Average interest rate 3.9% (2004: 3.4%).

(2)
Swapped into Swiss francs in 2002.

	2005	2004
	($ millions)	($ millions)
Breakdown by maturity
2005		680
2006	1,122	1,288
2007	1,224	1,388
2008	23	20
2009	19	16
2010	14	24
Thereafter	39

Total	2,441	3,416

Breakdown by currency
	$9	707
EUR	1,318	1,474
CHF	1,069	1,228
Others	45	7

Total	2,441	3,416

Fair value comparison	2005 Balance sheet	2005 Fair values	2004 Balance sheet	2004 Fair values
	($ millions)	($ millions)	($ millions)	($ millions)
Straight bonds	2,294	2,321	3,185	3,272
Others	147	147	231	231

Total	2,441	2,468	3,416	3,503

Collateralized non-current debts and pledged assets	2005	2004
	($ millions)	($ millions)
Total amount of collateralized non-current financial debts	19	20
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	91	88

        The percentage of fixed rate debt to total financial debt was 28% and 47% at December 31, 2005 and 2004, respectively.

        The financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt is 4.2% (2004: 4.2%).

19.   Provisions and other non-current liabilities

	2005	2004 Restated
	($ millions)	($ millions)
Accrued liability for employee benefits:
—defined benefit pension plans	1,480	1,520
—other long-term employee benefits and deferred compensation	284	324
—other post-employment benefits	1,033	862
Liabilities for insurance activities	559	487
Environmental provisions	189	202
Provision for legal and product liability settlements	621	696
Other provisions	283	157

Total	4,449	4,248

19.1 Environmental matters

        Novartis has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 1. The provision recorded at December 31, 2005 consists of $105 million (2004: $111 million) provided for remediation at third party sites and $97 million (2004: $107 million) for remediation of owned facilities. In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect to certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability.

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

        In connection with the 1997 spin-off of CIBA Specialty Chemicals AG (CSC) from Novartis AG, a Novartis subsidiary has agreed to reimburse CSC 50% of the costs: (i) associated with environmental liabilities arising in the US from the operations of the specialty chemicals business of the US subsidiary of the former Ciba-Geigy AG, and (ii) which exceed provisions agreed between that subsidiary and CSC. The reimbursement obligations are not subject to any time or amount limits but could terminate for certain liabilities in the US upon the occurrence of certain contingencies which include the merger of CSC or the sale of its assets.

        In connection with the acquisition of the Hexal group of companies, a subsidiary within the Sandoz Division has entered into a lease agreement for a factory in Radebeul, Germany owned by a Hexal company that was not acquired by Novartis. Because the Radebeul site has supported chemical manufacturing for many years Novartis is undertaking, with the support of the local Saxony government, a thorough review of potential environmental contamination. Novartis believes that it has limited liability exposure for pre-existing environmental contamination or health risks associated therewith, if any, and should liability accrue, Novartis has been indemnified by the Sellers under the Hexal acquisition documents and separately by commitments of the local government.

        Novartis believes that its total provisions for environmental matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations in a given period.

        The following table shows the movements in the environmental liability provisions during 2005, 2004 and 2003:

	2005	2004	2003
	($ millions)	($ millions)	($ millions)
January 1	218	179	163
Cash payments	(19)	(9)	(4)
Releases	(1)	(4)	(18)
Additions	26	41	25
Translation effect, net	(22)	11	13

December 31	202	218	179
Less current liability	(13)	(16)	(2)

Non-current liability at December 31	189	202	177

19.2 Legal and product liabilities

Litigation

        A number of Group subsidiaries are the subject of litigation or product liability claims arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. Provisions are established for the gross amount of any probable claim that can be reasonably estimated. Insurance receivables are recorded only in respect of amounts that are virtually certain to be recovered. In the opinion of Group Management, however, the outcome of the litigation and product liability actions if any, would not be material to the Novartis financial condition but could be material to the Novartis results of operations in a given period.

Average Wholesale Price Litigation

        Claims have been brought against various US pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and "best price", which are used by the US government to calculate, respectively, Medicare and Medicaid reimbursements. Novartis subsidiaries have been named in a number of these cases. Discovery is ongoing against certain defendants in these cases. Novartis subsidiaries have also voluntarily participated in an ongoing US Congressional inquiry on the subject of AWP and pharmaceutical pricing.

Canadian Importation Cases

        Novartis AG, along with various other pharmaceutical companies, is a party to a federal court action alleging a conspiracy among pharmaceutical companies to keep prices of pharmaceuticals in the US artificially high by blocking imports of Canadian drugs to US consumers. On August 26, 2005, the Federal District Court sustained the Magistrate Judge's recommendation that the plaintiff's claims be dismissed. This decision is currently on appeal. A Novartis subsidiary is a defendant in a separate state court action involving allegations of price fixing. In that case, the Court granted in part and denied in part the defendants' demurrer to the plaintiffs' complaint. As a result, discovery is underway.

Chiron/Fluvirin

        Novartis owns approximately 44% of the shares of Chiron Corporation. Chiron and its Officers and Directors are currently the subject of a number of lawsuits and government investigations which include allegations of, among other things, breaches of the securities laws and of fiduciary duties, arising out of Chiron's inability to deliver its Fluvirin® influenza vaccine to the US market for the 2004/05 flu season. Novartis AG has been named as a defendant in a consolidated action alleging breach of fiduciary duty. On July 8, 2005, the Court granted Novartis AG's motion to dismiss the case on the basis that the claims had been brought in the wrong forum. This decision is currently under appeal.

Chiron/Proposed Acquisition

        Following Novartis AG's offer on September 1, 2005, to acquire the remaining approximately 58% of Chiron Corporation's stock that was not already owned by Novartis for $40 per share, 12 class action complaints were filed against Novartis AG, Chiron, and against the Chiron Board of Directors, which includes three directors who are designated to that board by Novartis AG. Eight of these actions, filed in California state court, have been consolidated into a single California action. The remaining four actions, filed in Delaware state court, have been consolidated into a single Delaware action. The complaints generally allege that Novartis AG's offer was inadequate and unfair, and that the Chiron Directors have and/or will breach their fiduciary duties in connection with the offer. Two of the Delaware actions additionally allege that certain provisions of a pre-existing governance agreement between Novartis and Chiron are illegal under Delaware law. There have been no substantive proceedings in the California cases. Briefing had commenced in the Delaware cases on dispositive motions with respect to the governance agreement issues, but that briefing has been held in abeyance in light of Novartis AG's October 31, 2005 announcement that it had entered into an agreement with the Board of Directors of Chiron to acquire the remaining shares of Chiron stock.

Fen-Phen

        Prior to the acquisition of Eon Labs, Inc., a subsidiary within the Sandoz Division distributed phentermine, manufactured by Eon. Phentermine, when prescribed together with one of two other anti-obesity drugs, fenfluramine or dexfenfluramine, was known as "Fen-Phen," and became the subject of a number of product liability lawsuits. Prior to Novartis' acquisition of Eon, Eon defended and indemnified Sandoz for any such lawsuits against Sandoz. Since the Novartis acquisition of Eon, this indemnification is no longer available. In addition, Sandoz is now responsible for the remaining actions pending against Eon, and has assumed Eon's responsibility to defend certain former Eon distributors. Since the beginning of the Fen-Phen litigation in 1997, Sandoz has been sued in approximately 3,626 Fen-Phen cases, all of which had been subject to the Eon indemnity. As of December 31, 2005, more than 99% of the Fen-Phen cases served against Sandoz have been dismissed. Sandoz remained a defendant in approximately 28 active cases. In addition, Eon has been sued in approximately 7,105 Fen-Phen cases, and has been dismissed from nearly 99% of them. Eon remained a named defendant in approximately 76 active cases. While the number of lawsuits being filed has decreased substantially, it is possible that additional similar lawsuits will be filed. Novartis believes that its subsidiaries have substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2005, there has been no finding of liability for Fen-Phen injury against Sandoz or Eon in any case, and no payment by either company to settle any combination-related Fen-Phen lawsuit.

PPA

        Fifty-two lawsuits remain pending against Novartis subsidiaries in the US brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those subsidiaries. These cases are in various stages of litigation with Novartis having achieved favorable jury verdicts in four trials. In two other trials the juries were unable to reach a verdict. Another 26 cases have scheduled trial dates over the next 12 months. There can be no guarantee that initial successes will be repeated or sustained.

HRT Litigation

        A Novartis subsidiary is a defendant, along with various other pharmaceutical companies, in approximately 115 cases brought by approximately 230 people claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

Pharmaceutical Antitrust Litigation

        A Novartis subsidiary along with numerous other prescription drug manufacturers, is a co-defendant in various actions brought by certain US retail pharmacies, alleging price discrimination. Pre-trial motion practice is underway.

SMON (Subacute Myelo Optico Neuropathy)

        In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future health care costs of the claimants.

Terazosin

        A Novartis subsidiary is a defendant in a number of lawsuits in the US claiming injuries and damages allegedly arising out of violation of antitrust laws in the settlement, by the subsidiary and Abbott Pharmaceuticals, of a contentious patent litigation involving Abbott's Hytrin® and the Sandoz generic equivalent product. A joint defense and judgment sharing agreement is in place between the Novartis subsidiary and Abbott. Settlement orders have been entered covering the majority of the plaintiffs and claims, however there is still the potential for opt-out litigation relating to the underlying antitrust claims. The Novartis subsidiary's liability is limited to the sums contained within the judgment sharing agreement.

Zometa/Aredia Litigation

        A Novartis affiliate is a defendant in approximately 30 cases brought by approximately 67 named plaintiffs who claim to have experienced osteonecrosis of the jaw (ONJ) after having been treated with Zometa or Aredia. Three of these cases purport to be class actions. These cases are in the very early stages.

Product liabilities

        Novartis believes that its subsidiaries have meritorious defenses in these cases, and they are vigorously defending each of them.

        Novartis maintains property damage, business interruption, product liability and other insurance policies with third parties, covering claims on a worldwide basis. Changes in the product liability insurance market for originator pharmaceutical products have made purchase of such policies uneconomic. For certain pharmaceutical substances, coverage cannot be obtained at all. To cope with this change in market dynamics, Novartis has established provisions for the product liability risks of the Group. From January 1, 2006, these provisions will provide the sole means for affirmatively managing the product liability risks of the Novartis Pharmaceuticals Division. Product liability insurance coverage for all other Divisions will continue to be acquired from third parties.

        Novartis believes that its insurance coverage and provisions are reasonable and prudent in the light of its business and the risks to which it is subject. However, events may occur which in whole or in part, might not be covered by insurance or the provisions that Novartis have put in place.

        Product liability risk provisions have been actuarially determined taking into consideration such factors as past experience, number of claims reported, estimates of claims incurred but not reported and other assumptions. As actual experience becomes known the Group will continue to refine and adjust its product liability estimates. Actual experience may also include provisions for product liability litigation and claims that differ significantly in size or frequency from historical experience. Novartis will provide for those matters when known. If any of the assumptions used in this actuarial calculation were to prove to be incorrect or require material adjustment, there could be a material discrepancy between the amount of recorded provisions and the potential liability.

        At December 31, 2005 the following key assumptions were used:

(%)
Weighted average worldwide inflation rate used for determining the costs of defending and settling claims	7
Weighted average worldwide discount rate used for determining the net present value of estimated product liabilities not yet reported	6

        A one percentage point change in the difference between these two rates amounts to an approximate $50 million income statement effect.

Intellectual Property Litigation

        From time to time, the Group's subsidiaries may bring, or may be subject to litigation regarding intellectual property rights.

Contact Lenses

        Johnson & Johnson filed a suit against CIBA Vision in the US in September 2003, claiming that the CIBA Vision silicone hydrogel product Focus NIGHT & DAY infringes a Johnson & Johnson packaging patent, and seeking a declaration that the launch of their Acuvue Advance® product does not infringe certain patents and/or that the patents are invalid. Similar cases filed by Johnson & Johnson in New Zealand and Australia resulted in the surrender of those patents in New Zealand and Australia. A continuation application, which was not surrendered, remains pending in Australia. Furthermore, Johnson & Johnson filed another suit against CIBA Vision in the US in February 2005, claiming that the launch of their Acuvue Oasys® product does not infringe the same patents and/or that the patents are invalid. CIBA Vision has filed countersuits in both US cases, alleging infringement of the patents by both products. These cases are in discovery.

        Exelon:    The active ingredient in Exelon is covered by a compound patent (granted to Proterra AG, Switzerland), which in the US presently expires in August 2007, and has been determined by the FDA to qualify for patent term extension until 2012, and which expires in 2011–13 in the major markets. In addition, Novartis holds an isomer patent on Exelon which expires in 2012–14. Dr. Reddy's, Sun Pharmaceuticals and Watson Pharmaceuticals have filed applications to market a generic version of Exelon in the US. Together with Proterra, Novartis has sued all three parties for patent infringement. The cases are in discovery.

        Famvir:    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. Novartis has sued Teva in the US for infringement of the compound patent. The case is in discovery.

        Focalin:    The drug dosage form of Focalin and its use in attention deficit hyper-activity disorders are covered by patents (granted to Celgene Corporation and licensed to us) through 2015 in the US and 2018 in other markets. Teva has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, Novartis has sued Teva for patent infringement under a use patent.

        Lotrel/Cibacen/Lotensin/Cibadrex:    The basic benazepril substance patent protection for Cibacen/Lotensin/Cibadrex expires in June 2007 in France and in December 2008 in Italy and has expired elsewhere. However, Lotrel, which is a combination of benazepril and amlodipine besylate, is patented in the US until 2017. Teva and Dr. Reddy's Laboratories have challenged this patent. Dr. Reddy's is seeking marketing approval for a different benazepril combination, using amlodipine maleate rather than amlodipine besylate. Because of this difference, the Dr. Reddy's product, if brought to market, would not be automatically substitutable in the US for Lotrel. However, Teva is seeking marketing approval for the same benazepril combination as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. Novartis has sued Teva and Dr. Reddy's in the US for patent infringement. The Dr. Reddy's case is currently stayed.

        Miacalcin/Miacalcic:    The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in a number of major countries and will expire in Italy in December 2006. Apotex has applied to the FDA for the right to sell a generic version of Miacalcin using the Novartis formulation. Novartis has sued Apotex for patent infringement. The case is in discovery. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin based on a different formulation. Novartis has not sued these companies. Unigene's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

        Neoral:    Patent protection exists for the Neoral micro emulsion formulation and other cyclosporin formulations through 2009 and beyond in major markets. Despite this protection, generic cyclosporin products competing with Neoral have entered the transplantation market segment in the US, Germany, Japan, Canada and elsewhere. Patent infringement actions are pending against manufacturers of some of these generic products. At present, there are no injunctions in place against any of the manufacturers that Novartis has sued.

Omeprazole

        Subsidiaries of the Sandoz Division are currently involved in litigation in a number of countries with subsidiaries of AstraZeneca PLC regarding omeprazole, Novartis' generic version of AstraZeneca's Prilosec®. Sandoz launched omeprazole in the US in August 2003. While some of the European cases have been decided in favor of Sandoz, and others have been settled, many of the cases, including the cases pending in the US, which are in the pre-trial phase, may continue for some time.

Investigations

        From time to time, the Group's subsidiaries may be the subject of government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is the Group's policy to cooperate with such investigations.

US enteral pump market

        On February 11, 2005, two Novartis Medical Nutrition subsidiaries in the US settled possible claims against them arising from an investigation of the enteral pump industry by the United States Department of Justice. The settlement included a plea of guilty by one of the subsidiaries, OPI Properties, to attempted obstruction of a Medicare audit for which OPI Properties paid a $4.5 million fine, and a civil agreement pursuant to which the other subsidiary, Novartis Nutrition Corporation, paid $44.65 million in civil damages.

UK generics

        One of the Group's UK Sandoz subsidiaries, along with other generic drug companies, is a subject of an investigation by the UK Serious Fraud Office ("SFO") to determine whether its marketing practices during the period prior to its acquisition by Novartis violated criminal or competition laws. The subsidiary is cooperating with the SFO's investigation.

Trileptal

        On May 26, 2005, the US Attorney's Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary. Novartis understands that the US Attorney's Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. At this time, Novartis is unable to express an opinion as to the likely outcome of these investigations.

        Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations in a given period.

        The following table shows the movements in the legal and product liability provisions during 2005, 2004 and 2003:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
January 1	1,012	867	748
Impact of business combinations	79		26
Cash payments	(249)	(141)	(152)
Releases	(107)	(71)	(158)
Additions	115	343	385
Translation effect, net	(25)	14	18

December 31	825	1,012	867
Less current liability	(204)	(316)	(136)

Non-current liability at December 31	621	696	731

20.   Current financial debts

	2005	2004
	($ millions)	($ millions)
Interest bearing employee accounts	897	1,012
Other bank and financial debt	4,047	1,049
Commercial paper	824	372
Current portion of financial debt	1,122	680
Financial obligation for repurchase agreement		709
Fair value of derivative financial instruments	245	297

Total	7,135	4,119

        The balance sheet values of current financial debt, other than the current portion of non-current financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other financial debt including employee accounts was 2.1% and 2.5% in 2005 and 2004, respectively.

21.   Provisions and other current liabilities

	2005	2004 Restated
	($ millions)	($ millions)
Taxes other than income taxes	270	220
Restructuring provisions	31	30
Accrued expenses for goods and services received but not invoiced	1,079	1,110
Provisions for royalties	205	162
Provisions for revenue deduction	1,262	1,026
Potential claims from insurance activities	184	171
Provisions for compensation and benefits including social security and pension funds	650	868
Environmental liabilities	13	16
Deferred income relating to government grants	74	13
Provision for product liability and other legal cases	204	316
Other payables	1,007	677

Total	4,979	4,609

Restructuring charges

        In 2005, charges of $51 million were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised employee termination costs of $36 million and other third party costs of $15 million. In total, 710 employees were impacted by the various restructuring plans.

        In November 2004 charges of $10 million were incurred in conjunction with the plan to restructure the Pharmaceuticals Division site at Huningue, France. The charges comprised employee termination costs of $10 million. 40 employees were impacted by the restructuring plan, of whom 4 remained employed by the Group as of December 31, 2005, but all of whom are expected to leave in 2006. All other significant actions associated with the plan were completed during 2005.

        In December 2004 charges of $37 million were incurred in conjunction with various plans to restructure the Sandoz industrial operations in a number of different sites to reinforce the competitiveness of its business. The charges comprised employee termination costs of $19 million, impairment of property, plant & equipment of $16 million and other third party costs of $2 million. In total, 435 employees were impacted by the various restructuring plans, all but 55 of them have now left the Group. All other significant actions associated with the plan were completed during 2005.

        Property, plant & equipment impairments related to restructuring are determined based on the review of the carrying values of property, plant & equipment. Write-downs are recorded for property, plant & equipment impaired or related to activities to be restructured, divested or abandoned and transferred to accumulated depreciation as the property, plant & equipment are restructured, divested or abandoned.

        Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

        It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

        The releases to income in 2005, 2004 and 2003 of $19 million, $6 million and $12 million, respectively were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Employee termination costs	Property, plant & equipment impairments	Other third party costs	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Balance at January 1, 2003	46	15	37	98
Cash payments	(27)		(16)	(43)
Releases	(1)	(2)	(9)	(12)

Balance at December 31, 2003	18	13	12	43
Cash payments	(23)		(3)	(26)
Releases			(6)	(6)
Additions	29	16	2	47
Transfer to property, plant & equipment or other balance sheet position		(29)		(29)
Translation effect, net			1	1

Balance at December 31, 2004	24		6	30
Cash payments	(26)		(3)	(29)
Releases	(10)		(9)	(19)
Additions	36		15	51
Translation effect, net	(2)			(2)

Balance at December 31, 2005	22	—	9	31

22.   Cash flows arising from changes in working capital and other operating items included in operating cash flow

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Change in inventories	175	23	(78)
Change in trade accounts receivable	(490)	(327)	(395)
Change in trade accounts payable	(54)	239	238
Change in other net current assets, other non-current liabilities and other operating cash flow items	1,241	120	653

Total	872	55	418

23.   Acquisitions and divestments of businesses

23.1 Cash flow arising from acquisitions and divestments of businesses

        The following is a summary of the cash flow impact of divestments and acquisitions of businesses:

	2005 Acquisitions	2005 Divestments	2004 Acquisitions	2004 Divestments	2003 Acquisitions
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Property, plant & equipment	(665)		(29)	3	(1)
Currently marketed products including trademarks	(2,123)		(262)		(24)
In-process research and development	(619)		(139)
Other intellectual property	(346)		(90)
Financial assets including deferred tax assets	(199)		(5)
Inventories	(692)		(69)	4	(1)
Trade accounts receivable and other current assets	(409)		(20)		(1)
Marketable securities, cash and short-term deposits	(319)		(6)
Long-term and short-term debts to third parties	338		8	(2)
Bank borrowing			86
Trade accounts payable and other liabilities including deferred taxes	1,866		109	(3)	36

Net identifiable assets acquired or divested	(3,168)		(417)	2	9
Acquired/divested liquidity	155		6		18

Sub-total	(3,013)		(411)	2	27

Refinancing of acquired debt			(86)
Goodwill	(5,531)		(535)		(303)
Divestment gain/loss		8		(1)
Translation effects					4

Net Cash Flow	(8,544)	8	(1,032)	1	(272)

        Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

23.2 Assets and liabilities arising from the 2005 acquisitions

	Fair value	Revaluation due to purchase accounting	Acquiree's carrying amount
	($ millions)	($ millions)	($ millions)
Property, plant & equipment	665	52	613
Currently marketed products including trademarks	2,123	2,093	30
In-process research and development	619	619
Other intellectual property	346	339	7
Financial assets including deferred tax assets	199	4	195
Inventories	692	184	508
Trade accounts receivable and other current assets	409	2	407
Marketable securities, cash and short-term deposits	319		319
Long-term and short-term debts to third parties	(338)		(338)
Trade accounts payable and other liabilities including deferred taxes	(1,866)	(1,037)	(829)

Net identifiable assets acquired	3,168	2,256	912

Acquired liquidity	(155)
Goodwill	5,531

Net cash flow from acquisition of businesses	8,544

        The goodwill arising out of the acquisitions reflects the value of expected synergies. The amount of goodwill expected to be deductible for tax purposes is $3.6 billion.

        Professional fees and related costs capitalized for the acquisitions amount to $28 million (2004: $12 million).

24.   Changes in consolidated statement of recognized income and expense

        The statement of recognized income and expense includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and translation differences. These amounts are subject to significant volatility outside of the control of Management due to such factors as share price, currency and interest rate movements.

        The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments on marketable securities	Fair value of deferred cash flow hedges	Actuarial gains/ losses from defined benefit plans	Cumulative translation differences	Total fair value adjustments
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Fair value adjustments at January 1, 2003	(299)	113		(856)	(1,042)

Changes in accounting policy	19		(185)	(62)	(228)

Fair value adjustments on financial instruments	355	(106)			249
Actuarial net losses from defined benefit plans			(468)		(468)
Translation movements				1,746	1,746

Total fair value adjustments in 2003 Restated	355	(106)	(468)	1,746	1,527

Fair value adjustments at December 31, 2003 Restated	75	7	(653)	828	257

Fair value adjustments on financial instruments	324	(27)			297
Actuarial net losses from defined benefit plans			(1,038)		(1,038)
Translation movements				949	949

Total fair value adjustments in 2004 Restated	324	(27)	(1,038)	949	208

Fair value adjustments at December 31, 2004 Restated	399	(20)	(1,691)	1,777	465

Fair value adjustments on financial instruments	(76)	1			(75)
Actuarial net losses from defined benefit plans			(400)		(400)
Translation movements				(1,976)	(1,976)

Total fair value adjustments in 2005	(76)	1	(400)	(1,976)	(2,451)

Fair value adjustments at December 31, 2005	323	(19)	(2,091)	(199)	(1,986)

24.1    The 2005, 2004 and 2003 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities	Fair value of deferred cash flow hedges	Total
	($ millions)	($ millions)	($ millions)
Fair value adjustments at January 1, 2003	(299)	113	(186)

Changes in accounting policy	19		19

Changes in fair value:
—available-for-sale marketable securities	146		146
—cash flow hedges		26	26
—other financial assets	21		21
—associated companies' equity movements	41		41
Realized net gains transferred to the income statement:
—marketable securities sold	74		74
—derivative financial instruments		(165)	(165)
—other financial assets sold	1		1
Impaired marketable securities and other financial assets	146		146
Deferred tax on above	(74)	33	(41)

Fair value adjustments during the year	355	(106)	249

Fair value adjustments at December 31, 2003 Restated	75	7	82
Changes in fair value:
—available-for-sale marketable securities	23		23
—other financial assets	19		19
—associated companies' equity movements	26		26
Realized net losses transferred to the income statement:
—marketable securities sold	185		185
—derivative financial instruments		(25)	(25)
—other financial assets sold	(7)		(7)
Impaired marketable securities and other financial assets	101		101
Deferred tax on above	(23)	(2)	(25)

Fair value adjustments during the year	324	(27)	297

Fair value adjustments at December 31, 2004 Restated	399	(20)	379

	Fair value adjustments to marketable securities	Fair value of deferred cash flow hedges	Total
	($ millions)	($ millions)	($ millions)
Fair value adjustments at December 31, 2004 Restated	399	(20)	379

Changes in fair value:
—available-for-sale marketable securities	(81)		(81)
—cash flow hedges		(14)	(14)
—other financial assets	25		25
—associated companies' equity movements	(6)		(6)
Realized net gains transferred to the income statement:
—marketable securities sold	(69)		(69)
—derivative financial instruments		15	15
—other financial assets sold	(65)		(65)
Impaired marketable securities and other financial assets	92		92
Deferred tax on above	28		28

Fair value adjustments during the year	(76)	1	(75)

Fair value adjustments at December 31, 2005	323	(19)	304

24.2 Actuarial losses from defined benefit plans arise from

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Defined benefit pension plans before tax	(502)	(1,381)	(575)
Other post-employment benefit plans before tax	(90)	(91)	(85)
Taxation on above	192	434	192

Total after tax	(400)	(1,038)	(468)

24.3    The Group has investments in associated companies, principally Roche Holding AG and Chiron Corporation. The Group's share in movements in these companies' equity, are recognized directly in the Group's Statement of Recognized Income and Expense, net of tax. The currency translation and fair value adjustments of associated companies are included in the corresponding Group adjustments.

24.4    As a result of the liquidation of subsidiaries or the partial repayment of capital by subsidiaries $46 million (2004: $301 million; 2003: $nil) of cumulative translation gains have been transferred into financial income.

25.   Changes in consolidated equity

25.1    At the 2005 Annual General Meeting a CHF 1.05 per share dividend was approved amounting to $2.1 billion which was paid in 2005 (2004: dividend payment was CHF 1.00 per share and amounted to

$1.9 billion; 2003: dividend payment was CHF 0.95 per share and amounted to $1.7 billion). The amount available for dividend distribution is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

25.2    Shares for $0.5 billion were acquired during 2005 under the Group's fourth share buy-back program on the second trading line. In 2004 $1.0 billion (2003: $0.9 billion) of shares were acquired under the Group's third and $0.7 billion under the Group's fourth share by-back program on the second trading line. Overall in 2005, a total of 3 million shares, net have been repurchased for $0.2 billion (2004: $1.8 billion; 2003: $0.3 billion), which includes shares bought and sold on the first and second trading line, transactions with associates and the exercising of options related to share-based compensation.

25.3    Pursuant to a resolution approved at the March 1, 2005 Annual General Meeting, 38 million shares with a nominal value of $14 million were cancelled (2004: 24.3 million shares were cancelled with a nominal value of $9 million; 2003: 22.7 million shares were cancelled with a nominal value of $8 million).

25.4    Equity settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5    During December 2001, Novartis sold a total of 55 million ten-year call options (Low Exercise Price Options—"LEPOs") on Novartis shares, with an exercise price of CHF 0.01, to a third party. The Group received EUR 2.2 billion in proceeds (EUR 40 per LEPO). The Group accounted for the LEPOs as an increase in share premium at fair value less related issuance costs. Following changes in US GAAP and expected changes in IFRS rules, Novartis redeemed, in advance, these equity instruments on June 26, 2003.

25.6    During December 2001, Novartis sold a total of 55 million nine and ten-year put options on Novartis shares to a third party with an exercise price of EUR 51, the Group received EUR 0.6 billion in proceeds (EUR 11 per put option). The Group accounted for the option premium associated with the put options as an increase in share premium less related issuance costs. Following changes in US GAAP and expected changes in IFRS, Novartis redeemed, in advance, these equity instruments on June 26, 2003.

25.7    Share premium has been reduced by $3 million in 2005 ($26 million increase in 2004) to the required minimum under Swiss company law of 20% of the Novartis AG share capital.

26.   Employee benefits

26.1 Defined benefit plans

        The Group has, apart from the legally required social security schemes, numerous independent pension and other post-employment benefit plans. For certain Group companies, however, no independent assets exist for the pension and other long-term employee benefit obligations. In these cases the related liability is included in the balance sheet.

        Defined benefit pension plans cover a significant number of the Group's employees. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair values. The defined benefit obligation of unfunded pension plans was $804 million at December 31, 2005 (2004: $821 million).

        The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans at December 31, 2005 and 2004:

	Pension plans		Other post-employment benefit plans
	2005	2004 Restated	2005	2004 Restated
	($ millions)	($ millions)	($ millions)	($ millions)
Benefit obligation at beginning of the year	16,488	13,865	828	720
Service cost	426	351	33	24
Interest cost	567	580	49	42
Actuarial losses	869	1,401	90	91
Plan amendments	55	(41)	73	(8)
Foreign currency translation	(1,921)	1,204	1	3
Benefit payments	(855)	(872)	(50)	(44)
Effect of acquisitions or divestments	3

Benefit obligation at end of the year	15,632	16,488	1,024	828

Fair value of plan assets at beginning of the year	17,663	16,128
Expected return on plan assets	716	715	(1)
Actuarial gains	367	23
Foreign currency translation	(2,119)	1,417
Employer contributions	224	207	49
Employee contributions	63	52
Plan amendments		(7)	26
Benefit payments	(855)	(872)	(50)

Fair value of plan assets at end of the year	16,059	17,663	24

Funded Status	427	1,175	(1,000)	(828)
Unrecognized past service cost	12	6	(33)	(34)

Net asset/(liability) in the balance sheet	439	1,181	(1,033)	(862)

        The movement in the net asset and the amounts recognized in the balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2005	2004 Restated	2005	2004 Restated
	($ millions)	($ millions)	($ millions)	($ millions)
Movement in net asset or (liability)
Net asset or (liability) in the balance sheet at beginning of the year	1,181	2,269	(862)	(759)
Net periodic benefit cost	(218)	(145)	(58)	(52)
Employer contributions	224	207	49	44
Past service costs arisen in the current year	10	(19)	(6)	8
Plan amendments, net	(55)	34	(65)	(8)
Effect of acquisitions or divestments	(3)
Change in actuarial gain/losses	(502)	(1,378)	(90)	(91)
Foreign currency translation	(198)	213	(1)	(4)

Net asset or (liability) in the balance sheet at end of the year	439	1,181	(1,033)	(862)

Amounts recognized in the balance sheet
Prepaid benefit cost	1,919	2,701
Accrued benefit liability	(1,480)	(1,520)	(1,033)	(862)

Net asset or (liability) in the balance sheet at the end of the year	439	1,181	(1,033)	(862)

        The net periodic benefit cost recorded in the income statement consisted of the following components:

	Pension plans			Other post-employment benefit plans
	2005	2004 Restated	2003 Restated	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Components of net periodic benefit cost
Service cost	426	351	285	33	24	19
Interest cost	567	580	559	49	42	40
Expected returns on plan assets	(716)	(715)	(796)	1
Employee contributions	(63)	(52)	(39)
Recognized past service cost	4	(19)	(27)	(7)	(14)	(4)
Curtailment/settlement gains				(18)

Net periodic benefit cost	218	145	(18)	58	52	55

        The principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits are as follows:

	Pension plans			Other post-employment benefit plans
	2005	2004	2003	2005	2004	2003
	(%)	(%)	(%)	(%)	(%)	(%)
Weighted average assumptions used to determine benefit obligations at end of the year
Discount rate	3.4	3.8	4.3	5.5	5.8	6.3
Expected rate of salary increase	2.7	2.8	2.8
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.8	4.3	4.6	5.8	5.8	6.3
Expected return on plan assets	4.5	4.5	5.6
Expected rate of salary increase	2.8	2.1	2.8

        The table below shows a five year summary reflecting the funding of defined benefit pensions and the impact of deviations in expected and actual return of plan assets.

	2005	2004	2003	2002	2001
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Plan assets	16,059	17,663	16,128	14,365	13,905
Defined benefit obligation	(15,632)	(16,488)	(13,865)	(11,320)	(10,655)

Surplus	427	1,175	2,263	3,045	3,250

Actuarial adjustments on plan assets	367	23	120	(2,143)	(1,342)
Actuarial adjustments on plan liabilities	(869)	(1,401)	(695)	1,108	(821)

        The weighted average asset allocation of funded defined benefit plans at December 31, 2005 and 2004 were as follows:

	Pension plans
	Long-term target	2005	2004
	(%)	(%)	(%)
Equity securities	15–40	22	25
Debt securities	45–70	61	58
Real estate	0–15	8	8
Cash and other investments	0–15	9	9

Total		100	100

        Strategic pension plan asset allocations are determined by the objective to achieve an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon current market and economic environments, actual asset allocation may periodically be permitted to deviate from policy targets.

        The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2005 was as follows:

	Pension plans	Other post-employment benefit plans
	($ millions)	($ millions)
Employer contributions
2006 (estimated)	179	44
Expected future benefit payments
2006	876	46
2007	880	49
2008	891	51
2009	903	53
2010	902	55
2011–2014	4,676	303

        The health care cost trend rate assumptions for other post-employment benefits are as follows:

Health care cost trend rate assumptions used	2005	2004	2003
Health care cost trend rate assumed for next year	10.0%	11.0%	9.0%
Rate to which the cost trend rate is assumed to decline	4.8%	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2012	2012	2012

        A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2005 would have the following effects:

	1% point increase	1% point decrease
	($ millions)	($ millions)
Effects on total of service and interest cost components	12	(11)
Effect on post-employment benefit obligations	127	(105)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2005 was 21.6 million shares with a market value of $1.1 billion (2004: 30.9 million shares with a market value of $1.6 billion). These funds sold 9.3 million Novartis AG shares during the year ended December 31, 2005 (2004: 0.6 million). The amount of dividends received on Novartis AG shares held as plan assets by these funds were $26 million for the year ended December 31, 2005 (2004: $25 million; 2003: $22 million).

26.2 Defined contribution plans

        In some Group companies employees are covered by defined contribution plans and other long-term employee benefits. The liability of the Group for these benefits is reported in other long-term employee benefits and deferred compensation at December 31, 2005 amounts to $284 million (2004: $324 million). In 2005 contributions charged to the consolidated income statement for the defined contribution plans were $118 million (2004: $94 million; 2003: $84 million).

27.   Employee share participation plans

        Employee and management share participation plans can be separated into the Novartis equity plan "Select" and other share plans. The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of IFRS 2, grants prior to November 7, 2002, have not been included in the income statement. Total expense related to all equity plans in the 2005 income statement was $532 million (2004: $462 million; 2003: $332 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $149 million (2004: $166 million). The amount of related income tax benefit recognized in the income statement was $148 million (2004: $126 million; 2003: $76 million).

27.1 Novartis Equity Plan "SELECT"

        In 2004, the Board of Directors adopted a modification to the Share Option Plans described below. Under the plan called "Select," participants have the choice to receive their equity award in the form of share options, or restricted shares. An exchange ratio of share options to shares is set by the Compensation Committee of the Board. For 2005, four share options could be exchanged for one share. Shares granted have a restriction period identical to the vesting period of the share options. The number of equity awards granted depends on the performance of the individuals and the Division in which they work. Participants in the Novartis equity plan Select were granted 1,294,567 shares (2004: 792,470 shares) for the Select Rest of the World Plan and 2,270,646 shares (2004: 1,439,567 shares) for the Select US Plan.

A)    Select Rest of the World Plan

        Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group's profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. If a Participant voluntarily leaves Novartis, equity awards not yet vested generally forfeit. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will come into force in 2007, at which point the vesting period might be reviewed. The share options under the plan have a term of ten years and an exchange ratio of 1:1.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Select Rest of the World Plan 2005	Select Rest of the World Plan 2004
Valuation Date	February 4, 2005	February 4, 2004
Expiration Date	February 3, 2015	February 3, 2014
Closing share price on grant date	CHF 57.45	CHF 57.45
Exercise price	CHF 57.45	CHF 57.45
Volatility	16%	20%
Expected dividend yield	1.8%	1.8%
Interest rate	2.4%	3.0%
Market value of option at grant date	CHF 11.07	CHF 14.05

        The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to $95 million (2004: $86 million; 2003: $42 million).

        The weighted average prices in the table below are translated from Swiss Francs into US dollars at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2005		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	18.6	48.1	21.0	44.3
Granted	7.1	47.8	4.9	46.1
Sold	(8.6)	35.9	(6.3)	37.6
Forfeited	(0.6)	46.8	(1.0)	37.4

Outstanding at December 31	16.5	43.6	18.6	48.1

Exercisable at December 31	5.4	36.4	5.0	54.6

Weighted average fair value of options granted during the year ($)		14		11

        All options were granted at an exercise price which was equal to or greater than the market price of the Group's shares at the grant date. The weighted average share price during the period the options were sold was $35.90, which led to the realization of a total intrinsic value of approximately $50.1 million. The weighted average remaining contractual term for options outstanding at the year end was 7.6 years and 5.3 years for options exercisable. Options outstanding had an aggregate intrinsic value of $152.8 million and $53.8 million for options exercisable.

        The following table summarizes information about share options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
($)	(millions)	(years)	($)	(millions)	($)
30–34	3.1	5.8	34.5	3.1	34.5
35–39	1.6	4.8	36.8	1.6	36.7
40–44	0.6	4.2	42.7	0.6	42.7
45–49	11.2	8.6	47.1	0.1	49.6

Total	16.5	7.6	43.6	5.4	36.4

B)    Select US Plan

        Introduced in 2001, the plan provides for equity awards to US-based Directors (through 2002), executives and other selected associates, thus replacing the US Management ADS Appreciation Rights plan. The terms and conditions of the US plan are substantially equivalent to the Select Rest of the World Plan. As of 2004, ADS options granted under the plan are tradable.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Select US Plan 2005	Select US Plan 2004
Valuation Date	February 4, 2005	February 4, 2004
Expiration Date	February 3, 2015	February 3, 2014
Closing ADS price on grant date	$47.84	$46.09
Exercise price	$47.84	$46.09
Volatility	15%	24.9%
Expected dividend yield	1.8%	1.8%
Interest rate	4.5%	4.6%
Market value of option at grant date	$12.85	$15.66

        The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to $166 million (2004: $114 million; 2003: $53 million).

        Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contract were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date.

        The expense of US Management ADS Appreciation Rights Plan recorded in the 2005 income statement amounted to $12 million (2004: $21 million; 2003: $58 million).

	2005		2004
	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	44.1	39.1	40.6	37.7
Granted	9.9	47.8	9.2	46.1
Sold or exercised	(8.1)	38.3	(2.4)	40.8
Forfeited	(3.1)	40.7	(3.3)	38.5

Outstanding at December 31	42.8	41.2	44.1	39.1

Exercisable at December 31	10.8	39.0	6.3	42.5

Weighted average fair value of options granted during the year ($)		13		16

        All share options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average share price during the period the share options were exercised was $38.30, which led to the realization of a total intrinsic value of approximately $93.8 million. Participants paid a total of $314.5 million as exercise price. The actual tax benefit from share options exercised was $37 million. The weighted average remaining contractual term for options outstanding at the year end was 7.2 years and 5.9 years for options exercisable. Options outstanding had an aggregate intrinsic value of $484.6 million and $145.7 million for options exercisable.

        The following table summarizes information about ADS options outstanding at December 31, 2005:

	ADS options outstanding			ADS options exercisable
Range of exercise Prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
($)	(millions)	(years)	($)	(millions)	($)
35–39	22.5	6.6	36.6	7.1	37.2
40–44	3.5	4.2	41.9	3.4	42.0
45–49	16.8	8.7	47.1	0.3	46.7

Total	42.8	7.2	41.2	10.8	39.0

27.2 Other Long-Term Incentive Plans

A)    Long-Term Performance Plan

        This plan is offered to selected executives. Under the Long-Term Performance Plan, participants are awarded the right to earn Novartis shares. Actual payouts, if any, are determined with the help of a formula which measures, among other things, Novartis performance using economic value added relative to predetermined plan targets. Additional functional objectives may be considered in the evaluation of performance. If performance is below the threshold level of the pre-determined targets, no shares will be earned. To the extent the performance exceeds the threshold performance level, participants are eligible to receive an increasing amount of Novartis shares, up to the maximum cap. Payout of shares is conditioned, amongst others, on the participant remaining in the employ of a Novartis subsidiary at the time of payout. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to $20 million (2004: $16 million; 2003: $18 million). During 2005 a total of 458,251 shares (2004: 411,041 shares) were granted to executives.

B)    Leveraged Share Savings Plans

        There are two separate Leveraged Share Savings Plans. Under both plans participants receive their Annual Incentive Award in shares at the fair market price of the share on the grant date. Under the first plan, participating executives are free to sell part or all of these shares immediately. Shares not immediately sold are blocked for five years after the grant date. After expiration of the blocking period, the respective shares are matched with an equal number of shares. Under the second plan, associates with a Swiss employment contract are free to sell 50% or 100% of these shares immediately. Shares held under the plan have a three year blocking period and are matched at the end of the blocking period with one share for every two shares that were blocked. Generally, no matching shares will be granted if an associate voluntarily leaves Novartis prior to expiration of the blocking period. A participating employee may only take part in one plan per year. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to $232 million (2004: $208 million; $2003: $160 million). During 2005, 3,792,981 shares (2004: 3,335,063 shares) were granted to participants.

C)    Restricted Share Plan

        Under the Restricted Share Plan, associates may be granted restricted share awards either as a result of a general grant or as a result of an award based on having met certain performance criteria. Shares granted under this Plan generally have a five-year vesting period. If a participant voluntary leaves Novartis, unvested shares generally forfeit. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to $7 million (2004: $18 million; 2003: $1 million). During 2005 a total of 792 369 shares (2004: 485 609 shares) were granted to executives and selected associates.

        The table below provides a roll forward of non-vested shares under all plans mentioned above:

	Number of shares		Fair value
	2005	2004	2005	2004
	(millions)	(millions)	($ millions)	($ millions)
Non-vested shares at January 1	7.4	3.3	324.5	137.4
Granted	8.6	6.2	424.1	281.7
Vested	(3.0)	(2.0)	(104.4)	(90.1)
Forfeited	(0.4)	(0.1)	(17.6)	(4.5)

Non-vested shares at December 31	12.6	7.4	626.6	324.5

28.   Related parties

28.1 Roche/Genentech

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is included in the consolidated financial statements using equity accounting as Novartis holds 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside of North America for indications related to diseases of the eye. As part of this agreement, Novartis paid an initial milestone and R&D reimbursement fee of approximately $47 million and the parties will share the cost of Genentech's ongoing Phase III and other related development expenses of this product. Novartis may pay additional payments for the achievement of certain clinical development and product approval milestone payments and will pay royalties on the net sales of Lucentis products outside North America.

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties are co-developing Xolair in the US, and Novartis and Genentech are co-promoting Xolair in the US and both will make certain joint and individual payments to Tanox. Genentech records all sales and cost of sales in the US and Novartis will market the product and record all sales and cost of sales in Europe. Genentech and Novartis then share the resulting US and European operating profits, respectively, according to prescribed profit-sharing percentages.

        The net fund inflow out of the two agreements described above amounted to $80 million in 2005 (2004: $40 million; 2003: $nil). As Xolair was only launched in Europe in late 2005 no material sales were recognized by Novartis in the reporting period.

28.2 Other Related Parties (except for Executives and Directors)

        The Novartis Group has formed certain foundations with the purposes of advancing employee welfare, employee education, research and charitable contributions that have not been consolidated. The charitable foundations foster health care and social development in rural countries. Each of these foundations is autonomous and its board is responsible for its respective administration in accordance with the foundation's purpose and applicable law.

        In 2005, the Group received short-term deposits totaling $11 million from the above mentioned foundations. In 2004, the Group received short-term loans totaling $16 million from the foundations.

        In addition, there are approximately twenty other foundations that were established for charitable purposes that have not been consolidated as the Group does not receive a benefit therefrom. As of December 31, 2005 these foundations held approximately 6 million shares of Novartis, with a cost of approximately $30 million.

28.3 Executive and Director Compensation

        In 2005, there were 20 (2004: 20; 2003: 20) Executive Committee members, Permanent Attendees to the Executive Committee and Business Unit Heads ("Executives"), including those who retired or terminated their employment in 2005.

        The total compensation for the Executives and the 11 (2004: 11; 2003: 13) non-Executive Directors using IFRS 2 rules for accounting for share-based compensation was as follows:

	Executives			Non-Executive Directors			Total
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Short-term employee benefit	15.5	14.4	12.3	4.7	4.5	5.0	20.2	18.9	17.3
Post employment benefits	1.7	2.0	1.9				1.7	2.0	1.9
Termination benefits	0.3	1.9	5.2				0.3	1.9	5.2
Share-based compensation(1)	64.8	56.9	35.1				64.8	56.9	35.1

Total	82.3	75.2	54.5	4.7	4.5	5.0	87.0	79.7	59.5

(1)
If the transitional rules of IFRS 2 of only using grants after November 7, 2002 had not been used the fair value of share-based compensation in 2005 would have been $67.8 million (2004: $62.0 million; 2003: $49.6 million).

        The share-based compensation is distributed in February in the year following the reporting period. At that time it is partly at the Executive's discretion to choose the portion to be received in cash or as share based compensation. Therefore the split between cash and share-based compensation is estimated.

29.   Commitments and contingencies

Chiron Corporation

        In connection with its original investment in January 1995:

        —Novartis has agreed to purchase up to $500 million of new Chiron equity at fair market value, at Chiron's request. On October 30, 2005, in connection with the Agreement and Plan of Merger entered into between Novartis Corporation and Chiron, Chiron delivered a notice to Novartis electing for Novartis to acquire $300 million in new Chiron equity at $43.50 per share. On December 8, 2005, Novartis Biotech Partnership, Inc., an indirect wholly owned subsidiary of Novartis, completed the acquisition of 6.9 million shares of Chiron common stock for an aggregate consideration of $300 million. Chiron may not require Novartis to purchase any additional Chiron common equity.

        —Novartis agreed to guarantee up to $702.5 million of Chiron debt. Utilization of the guarantee in excess of $402.5 million reduces the equity put amount mentioned above. Novartis is not obligated to fund any amounts unless Chiron defaults on the debt. On December 22, 2005, Chiron elected to increase the guarantee amount to its maximum and correspondingly, Chiron may no longer require Novartis to purchase additional Chiron equity.

        —Chiron granted to Novartis an option to purchase newly issued shares of Chiron equity securities directly from Chiron at fair market value. Novartis may exercise this option at any time and from time to time subject to certain conditions, including a limitation on Novartis' aggregate ownership not to exceed 55% of Chiron's then outstanding common stock. The outstanding equity put and guarantee expire no later than 2011.

Leasing commitments

        Commitments arising from fixed-term operational leases in effect at December 31 are as follows:

2005
($ millions)
2006	257
2007	195
2008	134
2009	71
2010	64
Thereafter	242

Total	963

Expense of current year	336

Research & Development commitments

        The Group has entered into long-term research agreements with various institutions including potential milestone payments which may be capitalized. As of December 31, 2005 they are as follows:

	Unconditional commitments 2005	Potential milestone payments 2005	Total 2005
	($ millions)	($ millions)	($ millions)
2006	60	363	423
2007	20	199	219
2008	15	315	330
2009		299	299
2010		259	259
Thereafter		643	643

Total	95	2,078	2,173

Other commitments

        The Novartis Group entered into various purchase commitments for services and materials as well as for equipment as part of the ordinary business. These commitments are not in excess of current market prices in all material respects and reflect normal business operations.

Contingencies

        Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. In the opinion of Group management, however, the outcome of these actions will not materially affect the Group's financial position, result of operations or cash flow.

        The Group's potential environmental liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental exposure. The Group's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

        The Group is also subject to certain legal and product liability claims. Whilst provisions have been made for probable losses that Management deems to be reasonable or appropriate there are uncertainties connected with these estimates. Note 19 contains more extensive discussion of these matters.

        The Group does not expect the resolution of such uncertainties to have a material effect on the consolidated financial statements.

30.   Principal currency translation rates

	2005	2004	2003
	($)	($)	($)
Year end exchange rates used for the consolidated balance sheets:
1 CHF	0.762	0.881	0.800
1 EUR	1.186	1.362	1.247
1 GBP	1.726	1.923	1.774
100 JPY	0.851	0.964	0.935
Average of the monthly exchange rates during the year used for the consolidated income and cash flow statements:
1 CHF	0.804	0.805	0.745
1 EUR	1.245	1.243	1.131
1 GBP	1.820	1.831	1.636
100 JPY	0.910	0.926	0.867

31.   Events subsequent to the December 31, 2005 balance sheet date

        The 2005 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 18, 2006. At the same time a dividend of CHF 1.15 per share was proposed for approval at the Annual General Meeting. If approved this would amount to approximately $2.0 billion.

32.   Restated 2004 and 2003 consolidated financial statements

        Novartis has adopted the following new IFRS rules or made other improvements to its financial statements presentation from January 1, 2005 and as required by IFRS reflected these in restated 2004 and 2003 consolidated financial statements:

IFRS 2 (Share-based compensation)

        IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. Up to December 31, 2004, the approximate fair value of these equity instruments has been charged to the business operations in the Divisional segment reporting but has been offset by a matching income in Corporate Other Income & Expense. Therefore, no operating income charge was ultimately recognized in the Group's consolidated financial statements. From January 1, 2005, Novartis calculates the fair value of the granted options using the trinomial valuation method, which is a variant of the lattice binomial approach. The fair value for options and other share-based compensation are charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002. An expense of $462 million in 2004 (2003: $332 million) was charged to Other Income & Expense. For cash-settled equity plans a liability of $166 million was recorded at December 31, 2004.

IFRS 3 (Business combinations)

        Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group's balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004.

IAS 1 (Associated companies, minority interests)

        IAS 1 (revised) requires minority interests to be included in the Group's equity in the consolidated balance sheet instead of as a separate category in the balance sheet and it is no longer deducted in arriving at the Group's net income. Therefore the amount attributable to minority interests of $15 million in 2004 (2003: $44 million) is taken out of net income and their share in the Group's equity of $138 million is no longer shown separately. IAS 1 (revised) also requires that the tax related to the result of associated companies is not included in the Group's tax expense. The Group's share in the results of its associated companies is also now included in one income statement line and is calculated after deduction of their respective taxes and minority interests. As a consequence of these changes the results of associated companies were decreased by $74 million in 2004 (2003: $79 million), and tax expense reduced by $61 million in 2004 (2003: $61 million).

IAS 38 (Intangible assets)

        Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

  •
  A value needs to be allocated to In-Process Research & Development (IPR&D) as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and must be assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it needs to be amortized over its useful life. Previously, IPR&D was included under goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all acquisitions after March 31, 2004.

  •
  Acquired R&D assets, such as those related to initial and milestone payments, also need to be capitalized as intangible assets, even if uncertainties as to whether the R&D will ultimately be successful in producing a saleable product exist. Previously, R&D intangible assets were only recognized if they were acquired after receiving regulatory approval, including that from the US Food and Drug Administration (FDA).

IAS 19 (Employee post-employment benefits)

        Novartis has decided to adopt a new alternative under IAS 19 from January 1, 2005. Under this alternative, the actuarial gains or losses from valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately adjusted in the balance sheet with a corresponding movement in the statement of recognized income and expense. The prior policy of amortization into the income statement of actuarial gains or losses in excess of the "corridor" (the higher of 10% of plan assets or liabilities) is no longer required. This change resulted in an income of $76 million in 2004 (2003: $80 million) being reflected in Other Income & Expense, a decrease in non-current assets of $1,290 million and an increase in liabilities of $441 million, net of taxes.

SIC-12 (Equity compensation plan)

        Changes to the Standing Interpretations Committee SIC-12 came into force on January 1, 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans. The consolidation reduced the average shares outstanding by 92.5 million (2003: 93.4 million) due to additional Novartis AG shares being held by a formerly unconsolidated employee share participation foundation from which shares are used for employee compensation programs. Accordingly EPS was reduced to $2.28 in 2004 (2003: $1.99). Furthermore cash, short term deposits and marketable securities were reduced by $701 million, while other current assets were increased by $10 million. Also cash flow from operating activities is decreased by $130 million in 2004 (2003: $99 million). The financing cash flow is adjusted for the dividends paid by Novartis to the share participation foundation (2004: $72 million; 2003: $65 million) and for the cash received from the sale of treasury shares by the foundation (2004: $55 million; 2003: $(33) million).

In addition, the Group has introduced the following voluntary presentation changes:

  •
  Total Cost of Goods Sold now includes royalty expenses relating to products sold, which were previously recognized in Other Income & Expense (2004: $343 million; 2003: $276 million). Furthermore Cost of Goods Sold also now includes amortization and impairment of acquired product rights, patents and trademarks, previously recognized in Other Income & Expense (2004: $264 million; 2003: $260 million) or R&D (2004: $36 million; 2003: $27 million).

  •
  Separate presentation of Other Revenues—mainly royalty income and income from profit-sharing arrangements, which resulted in a reclassification of $154 million in 2004 (2003: $66 million) from Other Income & Expense to Other Revenues.

Restated Consolidated Income Statement for the years ended December 31, 2004 and 2003

	Note	2004 Reported	Adjustments	2004 Restated	2003 Reported	Adjustments	2003 Restated
		($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Net sales		28,247		28,247	24,864		24,864
Other revenues	32.1		154	154		66	66
Cost of goods sold	32.2	(6,625)	(643)	(7,268)	(5,894)	(563)	(6,457)

Gross profit		21,622	(489)	21,133	18,970	(497)	18,473

Marketing & sales		(8,873)		(8,873)	(7,854)		(7,854)
Research & development	32.3	(4,207)	36	(4,171)	(3,756)	27	(3,729)
General & administration		(1,540)		(1,540)	(1,381)		(1,381)
Other income & expense	32.4	(463)	66	(397)	(90)	216	126

Operating income		6,539	(387)	6,152	5,889	(254)	5,635
Result from associated companies	32.5	142	(74)	68	(200)	(79)	(279)
Financial income		488	(2)	486	622	(1)	621
Interest expense		(261)		(261)	(243)		(243)

Income before taxes and minority interests		6,908	(463)	6,445	6,068	(334)	5,734
Taxes	32.6	(1,126)	61	(1,065)	(1,008)	61	(947)
Minority interests	32.7	(15)	15		(44)	44

Net income		5,767	(387)	5,380	5,016	(229)	4,787

Attributable to
Shareholders of Novartis AG		5,767		5,365	5,016		4,743
Minority interests		15		15	44		44
EPS ($)	32.8	2.36		2.28	2.03		1.99

Notes to the Restated 2004 and 2003 Consolidated Income Statements

32.1	Separate presentation of royalty and profit share income, previously shown in other income and expense.
32.2
In 2004, $343 million (2003: $276 million) reduction due to the reclassification of royalty expense from Other Income & Expense and a $300 million (2003: $287 million) reduction due to the reclassification of amortization and impairment of product rights, patents and trademarks from Other Income & Expense and R&D to Cost of Goods Sold.
32.3	In 2004, $36 million (2003: $27 million) reclassification of amortization of product rights, patents and trademarks to Cost of Goods Sold.
32.4	In 2004, total $66 million (2003: $216 million) net increase in Other Income and Expense from:
—
In 2004, $683 million (2003: $616 million) increase in income due to the reclassification of amortization and impairment of product rights, patents and trademarks (2004: $264 million; 2003: $260 million) and royalty expense (2004: $343 million; 2003: $276 million) to Cost of Goods Sold and a reversal of amortization of net actuarial losses from pension and other post employment benefits (2004: $76 million; 2003: $80 million) and,
—
In 2004, $617 million (2003: $400 million) net decrease in income due to the restatement of expenses from share-based compensation (2004: $462 million; 2003: $332 million), the reclassification of royalty and profit share income to other revenues (2004: $154 million; 2003: $66 million) and the consolidation of the employee share participation foundation (2004: $1 million; 2003: $2 million).
32.5	Impact of deferred tax reclassification related to associated companies.
32.6	Tax effect of the above adjustments and reclassification of the tax related to associated companies to the result of associated companies.
32.7	Minority interests are now shown separately after net income.
32.8	Consolidation of the employee share participation foundation and the Novartis AG shares that it held reduces average shares outstanding by 92.5 million (2003: 93.4 million).

Restated Consolidated Balance Sheet at December 31, 2004

	Note	Originally reported	Adjustments	Restated
		($ millions)	($ millions)	($ millions)
Total non-current assets	32.9	29,858	(1,290)	28,568
Cash, current deposits and marketable securities	32.10	14,593	(701)	13,892
Other current assets	32.11	10,018	10	10,028

Total assets		54,469	(1,981)	52,488

Total equity	32.12	33,783	(2,468)	31,315

Minority interests	32.13	138	(138)
Financial debts		6,855		6,855
Other liabilities	32.14	13,693	625	14,318

Total liabilities		20,548	625	21,173

Total equity and liabilities		54,469	(1,981)	52,488

Notes to the Restated Consolidated Balance Sheet

32.9	$1,636 million reduction of pension assets by actuarial differences recognized in equity less $346 million of related deferred tax.
32.10	Consolidation of the employee share participation foundation reduces cash, short-term deposits and marketable securities.
32.11	Other current assets increase due to the consolidation of the employee share participation foundation.
32.12
Reduction in equity from consolidation of employee share participation foundation, including liabilities for cash-settled plans; reduction due to elimination of previously recognized actuarial differences relating to pension and other post-employment benefit plans, net of tax and increase due to minority interests no longer shown as a separate line but which are now included as a separate component in equity.
32.13	Minority interests now included as a separate component in total equity.
32.14
$898 million recording of actuarial liabilities relating to pension and other post-employment benefit plans, $153 million of net liabilities for cash-settled employee plans and consolidation of the employee share participation foundation less $426 million of related deferred taxes.

Restated Consolidated Cash Flow Statement for the years ended December 31, 2004 and 2003

	Note	2004 Originally reported	Adjustments	2004 Restated	2003 Originally reported	Adjustments	2003 Restated
		($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	32.15	6,725	(130)	6,595	6,652	(99)	6,553
Cash flow used for investing activities		(3,219)	2	(3,217)	(1,298)	67	(1,231)
Cash flow used for financing activities	32.16	(3,124)	127	(2,997)	(5,764)	32	(5,732)
Translation effect on cash and cash equivalents		55	1	56	258		258

Net change in cash and cash equivalents		437	—	437	(152)	—	(152)

Notes to the Restated Consolidated Cash Flow Statements

32.15
Consolidation of the employee share participation foundation with resulting operating cashout flow mainly related to the cash settled portion of share-based compensation.

32.16
In 2004 a total $127 million (2003: $32 million) reduction in cash-out flow from financing activities arising from a $72 million (2003: $65 million) dividend paid by Novartis AG to the now consolidated employee share participation foundation and $55 million (2003: $(33) million) from sale of Novartis AG shares by the employee share participation foundation.

33.   Principal Group subsidiaries and associated companies as at December 31, 2005

        The following describe the various types of entities within the Group:

/*/	Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.
‹*›	Sales: This entity performs sales and marketing activities for the Group.
\*/	Production: This entity performs manufacturing and/or production activities for the Group.
/*\	Research: The entity performs research and development activities for the Group.
	Share/paid-in capital(1)		Equity Interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	230.6 m	100		‹*›
Sandoz S.A., Buenos Aires	ARS	11.8 m	100		‹*›	\*/
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		‹*›		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Mulgrave, Victoria	AUD	7.6 m	100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		‹*›		/*\
Austria
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		‹*›
Novartis Institutes for BioMedical Research GmbH & Co KG, Vienna	EUR	10.9 m	100				/*\
Sandoz GmbH, Kundl	EUR	32.7 m	100	/*/	‹*›	\*/	/*\
Novartis Animal Health GmbH, Kundl	EUR	37 000	100		‹*›
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		‹*›	\*/
Belgium
N.V. Novartis Management Services S.A., Vilvoorde	EUR	7.5 m	100	/*/
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	4.2 m	100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		‹*›
N.V. Nutrition & Santé Benelux S.A., Brussels	EUR	509 630	95		‹*›
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62 000	100		‹*›
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30 000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	10.0 m	100	/*/	‹*›	\*/	/*\
Brazil
Novartis Biociências S.A., São Paulo	BRL	232.3 m	100		‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	139.5 m	100		‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m	100		‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion.

	Share/paid-in capital(1)			Equity Interest %	Activities
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0	(2)	100		‹*›		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD	2		100		‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100		‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100		‹*›	\*/
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn		100		‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	111.3 m		100		‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200		100		‹*›
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m		100		‹*›
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	20.9 bn		100		‹*›	\*/
Croatia
Lek Zagreb d.o.o., Zagreb	HRK	25.6 m		100		‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m		100		‹*›
Lek Pharma s.r.o., Prague	CZK	44.7 m		100		‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	10.0 m		100		‹*›
Sandoz A/S, Odense	DKK	5.0 m		100		‹*›
Hexal A/S, Hvidovre	DKK	10.0 m		100		‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	209 193		100		‹*›
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m		99			\*/
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP	250 000		95		‹*›
Finland
Novartis Finland Oy, Espoo	EUR	459 000		100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m		100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m		100		‹*›	\*/	/*\
Sandoz S.A.S., Levallois-Perret	EUR	2.6 m		100		‹*›
Laboratoires G-Gam S.à r.l., Créteil	EUR	1.2 m		100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m		100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900 000		100		‹*›	\*/
Novartis Nutrition S.A.S., Revel	EUR	300 000		100		‹*›	\*/
Nutrition et Santé S.A.S., Revel	EUR	30.2 m		95	/*/	‹*›	\*/	/*\
CIBA Vision S.A.S., Blagnac	EUR	1.8 m		100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Sandoz International GmbH, Holzkirchen	EUR	100 000	100	/*/
Sandoz Pharmaceuticals GmbH, Ismaning	EUR	5.1 m	100		‹*›	\*/
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
Hexal Aktiengesellschaft, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/
Salutas Pharma GmbH, Barleben	EUR	41.7 m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	25 565	100		‹*›
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Nutrition GmbH, Munich	EUR	23.5 m	100		‹*›	\*/	/*\
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	130.0 m	100	/*/
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		‹*›	\*/	/*\
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			\*/
Sandoz Limited, Bordon	GBP	2.0 m	100		‹*›
Novartis Consumer Health UK Limited, Horsham	GBP	25 000	100		‹*›	\*/
Novartis Animal Health UK Limited, Royston	GBP	100 000	100		‹*›		/*\
Vericore Limited, Royston	GBP	2	100		‹*›	\*/
CIBA Vision (UK) Limited, Southampton	GBP	550 000	100		‹*›
Greece
Novartis (Hellas) S.A.C.I., Athens	EUR	14.6 m	100		‹*›
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	51		‹*›	\*/
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/
Ireland
Novartis Ireland Limited, Dublin	EUR	25 000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Sandoz S.p.A., Origgio	EUR	390 000	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›
Nutrition & Santé Italia S.p.A., Origgio	EUR	1.7 m	95		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	/*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		‹*›		/*\
Ciba-Geigy Japan Limited, Tokyo	JPY	8.5 bn	100			\*/
CIBA Vision K.K., Tokyo	JPY	495.0 m	100		‹*›
Liechtenstein
Novista Insurance Aktiengesellschaft, Vaduz	CHF	5.0 m	100	/*/
Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD	2.6 bn	100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	70		‹*›
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100		‹*›	\*/
Productos Gerber, S.A. de C.V., Querétaro	MXN	12.5 m	100		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100		‹*›
Sandoz B.V., Almere	EUR	907 570	100		‹*›	\*/
Hexal B.V., Haarlem	EUR	18 152	100		‹*›
Novartis Consumer Health B.V., Breda	EUR	23 830	100		‹*›	\*/
Netherlands Antilles
Sandoz N.V., Curação	USD	6 000	100	/*/	‹*›
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820 000	100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m	98		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Panama	USD	10 000	100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m	100		‹*›
Lek S.A., Strykow	PLN	2.6 m	100		‹*›	\*/
Hexal Polska Sp. z o.o., Warsaw	PLN	12.7 m	100		‹*›	\*/
Alima-Gerber S.A., Warsaw	PLN	57.1 m	100		‹*›	\*/
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500 000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100 000	100		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10 000	100			\*/
Gerber Products Company of Puerto Rico, Inc., Carolina	USD	100 000	100		‹*›	\*/
CIBA Vision Puerto Rico, Inc., Cidra	USD	1 000	100			\*/
Romania
Lek PharmaTech S.R.L., Targu-Mures	ROL	93.2 bn	100		‹*›	\*/
Russian Federation
Novartis Pharma ZAO, Moscow	RUR	17.5 m	100		‹*›
ZAO Lek, Moscow	RUR	57.4 m	100		‹*›
Singapore
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2 004	100				/*\
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	SIT	11.6 bn	100	/*/	‹*›	\*/	/*\
South Africa
Novartis South Africa (Pty) Ltd., Spartan/Johannesburg	ZAR	86.4 m	100		‹*›	\*/
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100	/*/	‹*›	\*/
Sandoz Farmacéutica, S.A., Barcelona	EUR	270 450	100		‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100		‹*›	\*/	/*\
Novartis Consumer Health, S.A., Barcelona	EUR	876 919	100		‹*›
Nutrition & Santé Iberia, S.L., Barcelona	EUR	266 860	95		‹*›	\*/	/*\
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100		‹*›
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	51.0 m	100	/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100		‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100	/*/
Novartis Holding AG, Basel	CHF	100.2 m	100	/*/
Novartis Securities AG, Basel	CHF	50.0 m	100	/*/
Novartis Research Foundation, Basel	CHF	29.3 m	100				/*\
Novartis Foundation for Management Development, Basel	CHF	100 000	100	/*/
Roche Holding AG, Basel	CHF	160.0 m	33	/*/	‹*›	\*/	/*\
Novartis Pharma AG, Basel	CHF	350.0 m	100	/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m	100		‹*›
Novartis Pharma Schweizerhalle AG, Schweizerhalle	CHF	18.9 m	100			\*/
Novartis Pharma Stein AG, Stein	CHF	251 000	100			\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100		‹*›
Sandoz AG, Basel	CHF	50 000	100		‹*›		/*\
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100	/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250 000	100		‹*›
Novartis Animal Health AG, Basel	CHF	101 000	100	/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St.Aubin	CHF	250 000	100				/*\
SANUTRI AG, Bern	CHF	31.6 m	95	/*/
CIBA Vision AG, Embrach	CHF	300 000	100	/*/	‹*›
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m	100		‹*›	\*/
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m	100		‹*›
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m	100		‹*›	\*/
Sandoz Ilaç Sanayi ve Ticaret A.S., Gebze-Kocaeli	TRY	31.7 m	100		‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion.

	Share/paid-in capital(1)			Equity Interest %	Activities
USA
Novartis Corporation, Florham Park, NJ	USD	72.2 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	1.7 bn		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	1		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	1 000		100				/*\
Chiron Corporation, Emeryville, CA	USD	2.0 m		44	/*/	‹*›	\*/	/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	55 825		56				/*\
Sandoz Inc., Princeton, NJ	USD	25 000		100		‹*›	\*/	/*\
Lek Pharmaceuticals, Inc., Wilmington, NC	USD	200 000		100		‹*›
Eon Labs, Inc., Lake Success, NY	USD	1		100		‹*›	\*/
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
Novartis Nutrition Corporation, Minneapolis, MN	USD	50 000		100		‹*›	\*/	/*\
Gerber Products Company, Fremont, MI	USD	10		100	/*/	‹*›	\*/	/*\
Gerber Life Insurance Company, White Plains, NY	USD	148.5 m		100		‹*›
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Venezuela
Novartis de Venezuela, S.A., Caracas	VEB	1.4 bn		100		‹*›
Novartis Nutrition de Venezuela, S.A., Caracas	VEB	877.8 m		100		‹*›	\*/

In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries:

Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, Peru and Uruguay.

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated;
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting.
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

m = million; bn = billion.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

34.   Significant differences between IFRS and United States generally accepted accounting principles (US GAAP)

        The Group's consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	Notes	2005	2004 Restated	2003 Restated
		($ millions)	($ millions)	($ millions)
Net income under IFRS		6,141	5,380	4,787
US GAAP adjustments:
Available-for-sale securities	34.1	278	(183)	(240)
Inventory impairment reversal	34.2	20	(43)	0
Associated companies	34.3	(6)	179	82
Intangible assets	34.4	(1,238)	(590)	(848)
Property, plant and equipment	34.5	53	77	69
Pensions and other post-employment benefits	34.6	(181)	(82)	(98)
Deferred taxes	34.7	178	423	48
Share-based compensation	34.8	(44)	(61)	(127)
Currency translation	34.9	0	(301)	0
Minority interests	34.10	(11)	(15)	(44)
Others			9	(5)

Net income under US GAAP		5,190	4,793	3,624

Basic earnings per share under US GAAP ($)		2.22	2.03	1.52

Diluted earnings per share under US GAAP ($)		2.22	2.02	1.50

	Notes	December 31, 2005	December 31, 2004 Restated
		($ millions)	($ millions)
Equity under IFRS		33,164	31,315
US GAAP adjustments:
Available-for-sale securities	34.1	(24)	(64)
Inventory impairment reversal	34.2	(23)	(43)
Associated companies	34.3	25	6
Intangible assets	34.4	4,142	6,036
Property, plant & equipment	34.5	(409)	(558)
Pensions and other post-employment benefits	34.6	3,133	3,379
Deferred taxes	34.7	(1,438)	(2,082)
Share-based compensation	34.8	(96)	(118)
Minority interests	34.10	(174)	(138)

Total US GAAP adjustments		5,136	6,418

Equity under US GAAP		38,300	37,733

Changes in US GAAP equity

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
January 1	37,733	34,568	32,950
Net income for the year under US GAAP	5,190	4,793	3,624
Net unrealized market value adjustment	(320)	397	381
Increase in share premium related to share-based compensation	511	393	319
Minimum pension liability	(155)	(278)	(22)
Associated companies' equity movement	41	24	(31)
Foreign currency translation adjustment	(2,348)	1,541	2,834
Dividends paid to shareholders of Novartis AG	(2,107)	(1,896)	(1,724)
Acquisition of treasury shares	(245)	(1,809)	(305)
Redemption of call and put options on Novartis shares			(3,458)

December 31	38,300	37,733 (1)	34,568 (1)

Restated 2004 and 2003 US GAAP equity and net income

	December 31, 2004 Restated	December 31, 2003 Restated	January 1, 2003 Restated
	($ millions)	($ millions)	($ millions)
Reported US GAAP equity	38,101	34,878	33,225
Restatements due to change from LIFO to FIFO(1)	(457)	(374)	(345)
Deferred tax on above	89	64	70

Restated US GAAP equity	37,733	34,568	32,950

2004 and 2003 Reported US GAAP net income	4,989	3,788
—Impact of expensing share-based compensation	(181)	(184)
—Impact from change of LIFO to FIFO	(25)	33
Deferred tax on above	10	(13)

2004 and 2003 Restated US GAAP net income	4,793	3,624

(1)
Novartis has changed its US GAAP method of accounting for certain inventories from last-in-first-out ("LIFO") to the first-in-first-out ("FIFO") method. This change from LIFO to FIFO method was made to achieve a consistent method of determining inventory cost across the Group and to harmonize the US GAAP inventory costing method with the method used by the Group under IFRS. The change has been applied by restating prior years' US GAAP equity.

Notes to the US GAAP Reconciliation

34.1    Available-for-sale marketable securities and derivative financial instruments

        Under IFRS, fair value changes which relate to the underlying movement in exchange rates on available-for-sale debt securities have to be recognized in the income statement. US GAAP requires the entire movement in the fair value of these securities to be recognized in equity, including any part that relates to foreign exchange movements. This resulted in an additional US GAAP income of $278 million in 2005 (2004: expense $183 million; 2003: expense $240 million).

        Under IFRS, the Group remeasures its investment in privately held companies to fair value. Under US GAAP such investments are accounted for at cost. A revaluation gain of $24 million (2004: $64 million) was recorded in the IFRS equity and reversed in the US GAAP equity.

        The reconciliation of the carrying value of marketable securities under IFRS and US GAAP is as follows:

	2005	2004 Restated
	($ millions)	($ millions)
Carrying values of marketable securities under IFRS (note 15)	3,623	6,636
Carrying values of other investments under IFRS	1,431	1,286

Total under US GAAP	5,054	7,922

        The components of available-for-sale marketable securities under US GAAP at December 31, 2005 and 2004 are the following:

	Cost	Gross unrealized gains	Gross unrealized losses	Carrying value and estimated fair value
	($ millions)	($ millions)	($ millions)	($ millions)
As at December 31, 2005
Available-for sale-securities:
Equity securities	717	259	(2)	974
Debt securities	3,995	120	(35)	4,080

Total	4,712	379	(37)	5,054

As at December 31, 2004
Available-for sale-securities:
Equity securities	681	201	(10)	872
Debt securities	6,587	494	(31)	7,050

Total	7,268	695	(41)	7,922

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

        Proceeds from sales of available-for-sale securities were $4.4 billion and $5.9 billion in 2005 and 2004 respectively. Gross realized gains were $88 million and $75 million on those sales in 2005 and 2004 respectively. Gross realized losses were $70 million and $228 million on those sales in 2005 and 2004 respectively. The gain or loss on these sales was determined using the weighted average cost method. As of December 31, 2005 there were no unrealized losses on equity securities (2004: $nil) and $15 million on debt securities (2004: $nil) that existed for more than 12 months.

        The maturities of the available-for-sale debt securities included above at December 31, 2005 are as follows:

2005
($ millions)
Within one year	657
Over one year through five years	1,748
Over five years through ten years	967
Over ten years	708

Total	4,080

34.2    Inventory impairment reversal

        According to the group policy, pre-launch inventory in the Pharmaceuticals Division is impaired as the technical feasibility is not granted until final marketing approval is obtained. If the final approval is granted and the shelf life of the pre-launch inventory permits its sale, the impairment is reversed under IFRS, under US GAAP such a reversal is not permitted; rather, the income is realized as the inventory is sold.

34.3    Associated companies

        Investments in associated companies include purchase price adjustments and amortization differences on account of the differences in implementation rules for US GAAP SFAS 142 and IFRS 3 on business combinations and on investments in associated companies. The impact of the US GAAP adjustments on the net result and on the carrying value of the investments in Roche and Chiron are as follows:

	2005			2004 Restated			2003 Restated
	Net income	Foreign currency translation	Equity	Net income	Foreign currency translation	Equity	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Roche		45	(285)	136	(13)	(330)	48	(68)	(453)
Chiron	(6)	(20)	310	43	14	336	34	15	279

Total adjustments for associated companies	(6)	25	25	179	1	6	82	(53)	(174)

        As of December 31, 2005, the market value of the Group's interest in Roche and Chiron exceeded the US GAAP carrying value by $3.6 billion and $2.0 billion, respectively.

34.4    Intangible assets

        The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes the merger was accounted under the uniting of interests method, however, for US GAAP the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling of interests and therefore was accounted for as a purchase under US GAAP. Under US GAAP, Sandoz was deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Under US GAAP, the cost of Ciba-Geigy to Sandoz was approximately $28.5 billion. All of the purchase price was allocated to identified property, plant & equipment and intangible assets with a definite useful life. There was no residual goodwill arising from the accounting for this transaction.

        The components of equity and the income statement adjustments related to the US GAAP purchase accounting adjustment of Ciba-Geigy for 2005, 2004 and 2003 are as follows:

	2005 Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(678)	(510)	2,837
Property, plant & equipment	55	96	(575)
Investments		(20)	129
Deferred taxes	156	109	(604)

Total adjustment	(467)	(325)	1,787

	2004 Restated Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(543)	374	4,025
Property, plant & equipment	55	(67)	(726)
Investments		14	149
Deferred taxes	122	(80)	(869)

Total adjustment	(366)	241	2,579

	2003 Restated Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(503)	483	4,194
Property, plant & equipment	51	(81)	(714)
Investments		15	135
Deferred taxes	113	(106)	(911)

Total adjustment	(339)	311	2,704

        The significant differences relating to intangible assets between IFRS and US GAAP are as explained below:

Intangible asset adjustments under US GAAP:

	2005	2004 Restated
	($ millions)	($ millions)
Goodwill
Differences in carrying amount of goodwill expensed under IFRS prior to 1995	2,945	2,945
Differences on account of IPR&D included in goodwill under IFRS prior to March 31, 2004	(488)	(458)
FAS 142 and IFRS 3 transition differences	202	220
Differences in impairment	(183)	(155)
Purchase price and purchase price allocation differences	(359)

Differences in carrying amount of goodwill	2,117	2,552

Product rights and trademarks
Differences from Ciba-Geigy purchase accounting	2,837	4,025
Other differences	26	(390)

Differences in carrying amount of product rights and trademarks	2,863	3,635

IPR&D
IPR&D from acquisitions, expensed under US GAAP	(627)	(151)
Acquired intangible assets capitalized under IAS 38 and expensed as IPR&D under US GAAP	(211)

Total differences in the carrying amount of IPR&D	(838)	(151)

Total US GAAP increase in intangible assets	4,142	6,036

Additional US GAAP intangible asset charges:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Hedging loss on business combinations	118
Difference in impairment and amortization of goodwill under IFRS prior to 2005	28	(47)	9
Additional amortization & impairments of product rights and trademarks	680	498	503
IPR&D write off under US GAAP and reversal of related IFRS amortization and impairment charges	412	139	336

Total US GAAP additional expense	1,238	590	848

Goodwill

        Prior to January 1, 1995, the Group wrote off goodwill directly to equity, in accordance with IFRS existing at that time. Changes in IFRS effective 1995 required goodwill to be capitalized and amortized, but did not require prior period restatement. The difference of $2,945 million relates to goodwill on various acquisitions prior to 1995 and in particular to the acquisition of Gerber Products Company in 1994. The net book value of goodwill under US GAAP attributable to Gerber Products Company was $2,870 million as of December 31, 2005 and 2004. Gerber Products Company goodwill is reviewed annually for potential impairments however, this did not result in the Group needing to record a charge in 2005, 2004 and 2003.

        Up to March 31, 2004, IFRS did not consider that IPR&D was an intangible asset that could be separately recognized. Accordingly it was included in goodwill for IFRS purposes. Under US GAAP, IPR&D is considered to be a separate asset that needs to be expensed immediately following the acquisition as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. The balance sheet difference on account of IPR&D that was included in goodwill under IFRS is $488 million at December 31, 2005 (2004: $458 million).

        Since March 31, 2004 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized on a regular basis under IFRS but tested for impairment. Therefore, in 2005 there is no amortization charge under IFRS. Under US GAAP, this accounting treatment was already adopted in 2002. The balance sheet difference on account of the timing difference between the adoption of FAS 142 and IFRS 3, is $202 million at December 31, 2005 (2004: $220 million).

        All goodwill was tested for impairment during 2005 with the fair values of the businesses determined using the expected present values of future cash flows. The balance sheet difference of goodwill between IFRS and US GAAP on account of impairments is $183 million at December 31, 2005 (2004: $155 million) which is due to differences in the goodwill impairment calculation and due to different carrying values in the balance sheet. The process of evaluating goodwill involves making judgments and estimates relating to the projection and discounting of future cash flows. This evaluation is sensitive to changes in the discount rate. An increase to discount rates is likely to result in a significant impairment charge under US GAAP.

        The Group has hedged the purchase price of certain acquisitions. Under IFRS, the hedging gains and losses are included in the purchase price. However, under US GAAP, hedging of business combination purchases is not allowed. During 2005 hedging losses of $118 million (2004: $nil; 2003: $nil) related to the acquisition of Hexal and Eon Labs were expensed under US GAAP. Additionally, under IFRS a deferred tax liability of $241 million (2004: $nil) was recorded related to acquired IPR&D that was recorded as an asset. As a result of recording the deferred tax, goodwill was increased by the same amount. Under US GAAP, IPR&D is expensed without tax effect and the carrying value of goodwill is lower under US GAAP by the amount of the deferred tax. The total of these items was $359 million (2004: $nil).

        The income statement differences between IFRS and US GAAP due to impairment and amortization of goodwill was an additional expense of $28 million (2004: income of $47 million; 2003: expense of $9 million).

        The changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2005 and 2004 are as follows:

	Pharmaceuticals Division	Sandoz Division	Consumer Health Division	Total
	($ millions)	($ millions)	($ millions)	($ millions)
January 1, 2004	22	428	3,487	3,937
Additions		352	183	535
Impairment losses		(106)		(106)
Goodwill written off related to disposal of businesses		(11)	(2)	(13)
Reclassification from separately identified intangible assets		6		6
Translation effects	1	63	17	81

December 31, 2004	23	732	3,685	4,440

Additions	15	4,958	223	5,196
Impairment losses	(9)	(8)	(16)	(33)
Goodwill written off related to disposal of businesses			(1)	(1)
Reclassification to separately identified intangible assets	(4)	(20)	12	(12)
Translation effects	5	(176)	(24)	(195)

December 31, 2005	30	5,486	3,879	9,395

Product rights and trademarks

        The differences in the product right and trademarks between IFRS and US GAAP of $2,863 million is mainly on account of the fair value of the Ciba-Geigy AG products at the time of the merger with Sandoz. The additional amortization under US GAAP for product rights and trademarks amounted to $680 million (2004: $498 million; 2003: $503 million).

        The total carrying value of marketed products and significant capitalized trademarks and product rights are as follows:

	Gross carrying value December 31, 2005	Accumulated amortization December 31, 2005	Net carrying value December 31, 2005	Net carrying value December 31, 2004(1)
	($ millions)	($ millions)	($ millions)	($ millions)
Famvir	1,652	641	1,011	1,301
Voltaren	1,738	956	782	1,056
Tegretol	565	311	254	392
Other pharmaceutical products	3,893	2,216	1,677	2,183

Total Pharmaceuticals Division	7,848	4,124	3,724	4,932
Sandoz Division	2,496	302	2,194	790
Consumer Health Division	2,124	814	1,310	1,053

Total	12,468	5,240	7,228	6,775

(1)
December 31, 2004 restated due to reclassifications under IFRS (note 9) between various asset categories.

        Novartis usually applies the straight-line amortization method. For Pharmaceuticals Division products the patent life generally reflects the useful life although in certain circumstances a value is also given to the non-patent protected period. For other Divisions the maximum useful life used is 20 years.

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

Voltaren

        Voltaren is a branded pain relief drug sold primarily in Europe where it is off patent in most countries. Novartis applies a straight-line amortization period and the useful life is considered to end in 2011.

Tegretol

        Tegretol is off-patent. Novartis applies a straight-line amortization period and the useful life is considered to end in 2011.

        The Group estimates that amortization expense for intangible assets for each of the five succeeding financial years will be approximately $50 million higher than the 2005 level due to the 2005 business combinations.

IPR&D

        Under IFRS, acquired IPR&D is separately identified and recorded as an intangible asset subject to annual impairment tests for all post-March 31, 2004 business combinations. Under US GAAP, IPR&D is considered to be a separate asset that needs to be written-off immediately following the acquisition as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. During 2005, IPR&D arose on the acquisition of Hexal AG and Eon Labs Inc., of $619 million. During 2004, IPR&D arose on the acquisition of 100% of the shares of Sabex Inc. ($132 million) and Durascan A/S ($7 million). During 2003, IPR&D arose on principally on the acquisition of 51% of the shares of Idenix. All projects of Idenix are under research of development, therefore the full goodwill recorded under IFRS amounts to $297 million was considered as IPR&D under US GAAP. IPR&D recognized on other acquisitions during 2003 amounted to $39 million.

        During 2005, the impairment charge under IFRS for intangible assets that were already expensed as IPR&D under US GAAP were $418 million (2004: $nil; 2003: $nil). This amount mainly relates to the impairment of NKS 104.

        Also with effect from January 1, 2005, Novartis capitalizes acquired development, which it expenses under US GAAP. During 2005, this amounted to an expense of $211 million under US GAAP.

        The total additional net IPR&D expense for 2005 was $412 million (2004: $139 million; 2003: $336 million). The impact of IPR&D reduced US GAAP equity by $838 million (2004: $151 million).

        Refinements to the treatment of the purchase price allocations in 2006 for the Hexal, Eon Labs, and over-the-counter business of Bristol-Meyers Squibb acquisitions under IFRS will be treated differently under US GAAP, except for any adjustments relating to completion of the environmental impact study underway at a Hexal manufacturing site.

34.5    Property, plant and equipment

        The principal income statement difference of $53 million (2004: $77 million; 2003: $69 million) results from the purchase accounting of the Ciba-Geigy acquisition of $55 million (2004: $55 million; 2003: $51 million). There are also differences between IFRS and US GAAP in relation to capitalized interest under US GAAP resulting in an expense of $2 million (2004: income $22 million; 2003: $18 million).

        The balance sheet differences total $409 million (2004: $558 million) and results from the proportionate reduction of non-current assets due to the negative goodwill from the Ciba-Geigy acquisition of $575 million (2004: $726 million) and an increase from capitalized interest of $166 million (2004: $168 million) under US GAAP.

34.6    Pensions and other post-employment benefits

        Under the Group's adoption of new IFRS guidelines from January 1, 2005, with retrospective application, actuarial gains and losses arising from differences between expected and actual changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in the statement of recognized income and expense. Under US GAAP, these differences are recognized in the income statement only when they exceed specified levels.

        Differences in the amounts of net periodic benefit costs and the prepaid benefit cost also exist due to different transition date rules, pre-1999 accounting rule differences and different provisions for recognition of a prepaid pension asset. The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for pension plans:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Pension plans:
Net asset recognized for IFRS	439	1,181	2,269
Difference in unrecognized amounts	3,566	3,614	2,128
Additional minimum liability	(760)	(501)	(37)

Net asset recognized for US GAAP	3,245	4,294	4,360

Net periodic pension cost recognized for IFRS	(218)	(145)	18
Difference in recognition of actuarial and past service amounts	(153)	(62)	(107)

Net periodic pension cost recognized for US GAAP	(371)	(207)	(89)

        The funded status of other post-employment benefit plans under US GAAP is comparable to that presented in note 26. The plans are substantially foreign and the differences in income statement and balance sheet treatment of actuarial losses is as follows:

	2005	2004 Restated	2003 Restated
	($ millions)	($ millions)	($ millions)
Other post-employment benefit plans:
Liability recognized for IFRS	(1,033)	(862)	(759)
Difference in unrecognized amounts	327	266	194

Liability recognized for US GAAP	(706)	(596)	(565)

Net periodic post-employment benefit cost recognized for IFRS	(58)	(52)	(55)
Difference in recognition of actuarial and past service amounts	(28)	(20)	9

Net periodic post-employment benefit cost recognized for US GAAP	(86)	(72)	(46)

Total US GAAP income statement difference on pensions and other post-employment benefits	(181)	(82)	(98)

Total US GAAP equity difference on pensions and other post-employment benefits	3,133	3,379	2,285

Summary of pension plans

	Swiss pension plans		Foreign pension plans
	2005	2004 Restated	2005	2004 Restated
	($ millions)	($ millions)	($ millions)	($ millions)
Benefit obligation at beginning of the year	11,920	9,793	4,568	4,072
Service cost	220	179	206	172
Interest cost	340	366	227	214
Actuarial losses	631	1,193	238	208
Plan amendments			55	(41)
Foreign currency translation	(1,646)	1,048	(275)	156
Benefit payments	(630)	(659)	(225)	(213)
Effect of business combinations or divestments			3

Benefit obligation at end of the year	10,835	11,920	4,797	4,568

Fair value of plan assets at beginning of the year	14,436	13,218	3,227	2,910
Actual return on plan assets	770	484	313	254
Foreign currency translation	(1,969)	1,348	(150)	69
Employer contributions			224	207
Employee contributions	53	45	10	7
Plan amendments				(7)
Benefit payments	(630)	(659)	(225)	(213)

Fair value of plan assets at end of the year	12,660	14,436	3,399	3,227

Funded Status	1,825	2,516	(1,398)	(1,341)
Unrecognized past service cost			(27)	(35)
Unrecognized net actuarial losses	2,585	2,699	1,020	956
Additional minimum liability			(760)	(501)

Net asset/(liability) in the balance sheet	4,410	5,215	(1,165)	(921)

	Swiss pension plans			Foreign pension plans
	2005	2004	2003	2005	2004	2003
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Components of net periodic benefit cost
Service cost	220	179	137	206	172	148
Interest cost	340	366	358	227	214	201
Expected returns on plan assets	(504)	(520)	(613)	(212)	(195)	(183)
Employee contributions	(53)	(45)	(29)	(10)	(7)	(10)
Recognized actuarial losses	107			50	75	53
Recognized past service cost					(32)	27

Net periodic benefit cost/(income)	110	(20)	(147)	261	227	236

Accumulated benefit obligation	10,125	11,217	8,248	4,447	4,209	3,565

	Swiss pension plans			Foreign pension plans
	2005	2004	2003	2005	2004	2003
	(%)	(%)	(%)	(%)	(%)	(%)
Principal actuarial assumptions used
Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	2.8	3.3	3.8	4.8	5.2	5.7
Expected rate of salary increase	2.2	1.5	2.5	3.6	3.6	3.7
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.3	3.8	4.0	5.2	5.5	6.2
Expected return on plan assets	4.0	4.0	5.0	6.6	6.7	8.2
Expected rate of salary increase	1.5	2.5	2.5	3.6	3.6	3.7

34.7    Deferred taxes

        Under IAS 12 (revised) Income Taxes and under US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 (revised) the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires that the tax effect is calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction. The effect of this difference decreased US GAAP income in 2005 by $69 million (2004: $100 million income; 2003: $63 million reduction) and reduced equity by $581 million (2004: $510 million).

        The deferred tax effect related to the US GAAP purchase accounting of Ciba-Geigy resulted in an additional $156 million income (2004: $122 million; 2003: $113 million) and reduced equity by $604 million (2004: $869 million).

        The deferred tax effect on other US GAAP adjustments for 2005 resulted in an additional $91 million income (2004: $201 million income; 2003: $2 million expense) and reduced equity by $253 million (2004: $703 million).

        The deferred tax asset less valuation allowance at December 31, 2005 and 2004 comprises $1,455 million and $1,174 million of current assets and $2,798 million and $1,893 million of non-current assets respectively. The deferred tax liability at December 31, 2005 and 2004 comprises $866 million and $695 million of current liabilities and $4,896 million and $4,257 million of non-current liabilities respectively.

34.8    Share-based compensation

        The Group has elected to adopt FAS 123 (revised) Share-Based Payment from January 1, 2005, using a modified retrospective application. As described in Note 27, the Group has several plans that are subject to measurement under FAS 123 (revised). However, not all amounts can be retroactively restated and there are differences in the transitional rules, which results in a new difference in the income statement between IFRS and US GAAP. As a result of this difference, an additional expense was recognized under US GAAP in 2005 of $44 million (2004: $61 million; 2003: $127 million).

        Under IFRS, the Group accounts for all share based compensation equity-settled transactions in equity. However, under US GAAP an arrangement which is a fixed monetary amount that is settleable with a variable number of the issuer's equity shares is classified as a liability. $96 million booked in the IFRS equity at December 31, 2005 and $118 million booked at December 31, 2004 in the IFRS equity was reversed for US GAAP purposes.

34.9    Currency translation

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

34.10    Minority Interests:

        In contrast to IFRS, minority interests are deducted in the determination of US GAAP net income and excluded from total equity.

34.11    Additional US GAAP disclosures:

  (i) Earnings per share:

	2005	2004 Restated	2003 Restated
Basic earnings per share
Net income under US GAAP ($ millions)	5,190	4,793	3,624
Weighted average number of shares in issue	2,332,848,144	2,355,490,272	2,380,091,756

Basic earnings per share under US GAAP ($)	2.22	2.03	1.52

	2005	2004 Restated	2003 Restated
Diluted earnings per share
Net income under US GAAP ($ millions)	5,190	4,793	3,624
Weighted average number of shares in issue	2,332,848,144	2,355,490,272	2,380,091,756
Call options on Novartis shares			27,446,092
Adjustment for other dilutive share options	9,605,470	11,917,258	4,346,940
Weighted average number of shares for diluted earnings per share	2,342,453,614	2,367,407,530	2,411,884,788

Diluted earnings per share under US GAAP ($)	2.22	2.02	1.50

  (ii) Effect of New Accounting Pronouncements:

        US GAAP:    In March 2005 the FASB published Interpretation 47 Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, which clarifies the term conditional asset retirement obligation used in FAS 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on the Group consolidated financial statements.

        In May 2005 the FASB published FAS 154 Accounting changes and error corrections as a replacement of APB Opinion No. 20 Accounting changes and FASB Statement No. 3 Reporting Accounting Changes in Interim Financial Statements, which has to be applied for financial years beginning on or after December 15, 2005. It requires to recognize changes in accounting principles retrospectively, instead of including the effect in net income of the period as was prescribed by APB Opinion No. 20. Novartis will apply the standard to the financial year beginning on January 1, 2006.

        IFRS:    In August 2005 the IASB published IFRS 7 Financial Instruments: Disclosures which will be replacing IAS 30 Disclosure in the financial statements of banks and similar financial institutions and IAS 32 Financial Instruments: Disclosure and Presentation. Novartis plans to adopt the standard for the 2006 Annual Report.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION AND USE OF CERTAIN TERMS
FORWARD LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 4A. Unresolved Staff Comments
  Item 5. Operating and Financial Review and Prospects
Top 20 Pharmaceutical Division Product Net Sales—2005
Top 20 Pharmaceutical Division Product Net Sales—2004
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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser
Part III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
SIGNATURES
NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS (for the years ended December 31, 2005, 2004 and 2003)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS (at December 31, 2005 and 2004)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED CASH FLOW STATEMENTS (for the years ended December 31, 2005, 2004 and 2003)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (for the years ended December 31, 2005, 2004 and 2003)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (for the years ended December 31, 2005, 2004 and 2003)
NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS