Form 20-F
period 2006-12-31
NOVARTIS AG
filed 2007-01-31
CIK 1114448

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 31, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,348,231,459 shares

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

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS			1
FORWARD-LOOKING STATEMENTS			1
PART I			2
Item 1.		Identity of Directors, Senior Management and Advisers	2
Item 2.		Offer Statistics and Expected Timetable	2
Item 3.		Key Information	2
3.	A	Selected Financial Data	2
3.	B	Capitalization and Indebtedness	5
3.	C	Reasons for the offer and use of proceeds	5
3.	D	Risk Factors	6
Item 4.		Information on the Company	12
4.	A	History and Development of Novartis	12
4.	B	Business Overview	15
		Pharmaceuticals	16
		Vaccines and Diagnostics	57
		Sandoz	64
		Consumer Health	71
4.	C	Organizational Structure	78
4.	D	Property, Plants and Equipment	78
Item 4A.		Unresolved Staff Comments	85
Item 5.		Operating and Financial Review and Prospects	85
5.	A	Operating Results	85
5.	B	Liquidity and Capital Resources	126
5.	C	Research & Development, Patents and Licenses	130
5.	D	Trend Information	130
5.	E	Off-Balance Sheet Arrangements	130
5.	F	Aggregate Contractual Obligations	130
Item 6.		Directors, Senior Management and Employees	133
6.	A	Directors and Senior Management	133
6.	B	Compensation	141
6.	C	Board Practices	155
6.	D	Employees	167
6.	E	Share Ownership	168
Item 7.		Major Shareholders and Related Party Transactions	169
7.	A	Major Shareholders	169
7.	B	Related Party Transactions	170
7.	C	Interests of Experts and Counsel	171
Item 8.		Financial Information	171
8.	A	Consolidated Statements and Other Financial Information	171
8.	B	Significant Changes	171
Item 9.		The Offer and Listing	172
9.	A	Listing Details	172
9.	B	Plan of Distribution	173
9.	C	Market	173
9.	D	Selling Shareholders	173

9.	E	Dilution	173
9.	F	Expenses of the Issue	173
Item 10.		Additional Information	173
10.	A	Share capital	173
10.	B	Memorandum and Articles of Association	173
10.	C	Material contracts	178
10.	D	Exchange controls	178
10.	E	Taxation	178
10.	F	Dividends and paying agents	183
10.	G	Statement by experts	183
10.	H	Documents on display	183
10.	I	Subsidiary Information	184
Item 11.		Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk	184
Item 12.		Description of Securities other than Equity Securities	188
PART II			189
Item 13.		Defaults, Dividend Arrearages and Delinquencies	189
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	189
Item 15.		Controls and Procedures	189
Item 16A.		Audit Committee Financial Expert	190
Item 16B.		Code of Ethics	190
Item 16C.		Principal Accountant Fees and Services	190
Item 16D.		Exemptions from the Listing Standards for Audit Committees	192
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	192
PART III			193
Item 17.		Financial Statements	193
Item 18.		Financial Statements	193
Item 19.		Exhibits	194

INTRODUCTION AND USE OF CERTAIN TERMS

        Novartis AG and our consolidated affiliates ("Novartis" or the "Group") publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F ("Form 20-F") are those for the year ended December 31, 2006. In this Form 20-F, references to "US dollars", "USD" or "$" are to the lawful currency of the United States of America; and references to "CHF" are to Swiss francs.

        In this Form 20-F, references to the "United States" or to "US" are to the United States of America, references to "Europe" are to all European countries (including Turkey, Russia and the Ukraine), references to the European Union ("EU") are to the European Union and its 25 member states and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires; references to "Novartis" or the "Group" are to Novartis AG and its consolidated subsidiaries; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration. All product names appearing in italics are trademarks licensed to or owned by Group companies. Product names identified by a "®" or a "™" are trademarks which are not licensed to or owned by the Group. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group and manages its business independently through its respective board of directors or other top local management body. No Group company operates the business of another Group company nor is any Group company the agent of any other Group company. Each executive identified in this Form 20-F reports directly to other executives of the company by whom the executive is employed, or to that company's board of directors.

        We furnish to registered holders of Novartis AG shares ("shares") annual reports that include a description of operations and annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS differs in certain significant respects from US Generally Accepted Accounting Principles ("US GAAP"). See "Item 18. Financial Statements—note 33" for a description of the significant differences between IFRS and US GAAP. The financial statements included in the annual reports are examined and reported upon by our independent auditors. We make available to our shareholders, on our web page, quarterly interim press releases that include unaudited interim consolidated financial information prepared in conformity with IFRS with a reconciliation to US GAAP.

FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology such as "will" or "expected", or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from such products, potential future expenditures or liabilities, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the development projects described will succeed or that any new products or indications will be brought to market. Similarly, there can be no guarantee that Novartis or any future product or indication will achieve any particular level of revenue. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; uncertainties regarding necessary levels of expenditures in the future; and uncertainties regarding judicial or other investigatory proceedings. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information-3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A  Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 are included elsewhere in this Form 20-F.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, 2004 pro forma consolidated income and cash flow statements are provided that include additional adjustments compared to the audited 2004 consolidated income and cash flow statements. We present pro forma financial statements because we adopted a number of new International Financial Reporting Standards from January 1, 2005 and not all of the new standards required retrospective application. In addition, the results of our Medical Nutrition Business Unit are shown as discontinuing operations for all periods, following our decision in 2006 to divest this business. See "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Factors Affecting Comparability of Year-on-Year Results of Operations" for a more detailed discussion.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and such notes.

        The consolidated financial statements used to create the selected consolidated financial data set forth below were prepared in accordance with IFRS. IFRS differs in certain respects from US GAAP. For a discussion of the significant differences between IFRS and US GAAP, see "Item 18. Financial Statements—note 33."

	Year Ended December 31,
	2006	2005	2004(1) Pro Forma	2004(2)	2003(2)	2002(2)
	($ millions, except per share information)
INCOME STATEMENT DATA
Amounts in accordance with IFRS:
Net sales from continuing operations	36,031	31,005	27,126	27,126	24,049	19,957

Operating income from continuing operations	7,949	6,802	6,243	6,117	5,553	4,884
Income/(loss) from associated companies	264	193	177	68	(279)	(18)
Financial income	354	461	488	486	621	807
Interest expense	(266)	(294)	(261)	(261)	(243)	(214)

Income before taxes from continuing operations	8,301	7,162	6,647	6,410	5,652	5,459
Taxes	(1,282)	(1,090)	(1,072)	(1,045)	(919)	(917)

Net income from continuing operations	7,019	6,072	5,575	5,365	4,733	4,542
Net income from discontinuing operations	183	69	26	15	54	136

Group net income	7,202	6,141	5,601	5,380	4,787	4,678

Attributable to Shareholders of Novartis AG	7,175	6,130	5,586	5,365	4,743	4,664
Minority interests	27	11	15	15	44	14
Operating income from discontinuing operations	225	103	35	46	82	144
Basic earnings per share in $:
Continuing operations earnings per share in $	2.98	2.60	2.36	2.27	1.97	1.87
Discontinuing operations earnings per share in $	0.08	0.03	0.01	0.01	0.02	0.06
Total earnings per share in $	3.06	2.63	2.37	2.28	1.99	1.93
Diluted earnings per share in $:
Continuing operations diluted earnings per share in $	2.96	2.59	2.35	2.26	1.95	1.84
Discontinuing operations diluted earnings per share in $	0.08	0.03	0.01	0.01	0.02	0.05
Total diluted earnings per share in $	3.04	2.62	2.36	2.27	1.97	1.89
Cash dividends(3)	2,049	2,107	1,896	1,896	1,659	1,311
Cash dividends per share in CHF(4)	1.35	1.15	1.05	1.05	1.00	0.95
Operating income from continuing operations per share in $:
Basic earnings per share in $	3.39	2.92	2.65	2.60	2.33	2.02
Diluted earnings per share in $	3.37	2.90	2.64	2.58	2.30	1.97

(1)
Data is pro forma. See "Item 5.A Operating Results."

(2)
We adopted a number of new International Financial Reporting Standards from January 1, 2005 not all of which required retrospective application. Data for 2004, 2003 and 2002 is therefore not comparable with 2006, 2005 and 2004 pro forma.

(3)
Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

(4)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2006 will be proposed to the Annual General Meeting on March 6, 2007 for approval.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	($ millions, except per share data)
BALANCE SHEET DATA
Amounts in accordance with IFRS:
Cash, cash equivalents and current marketable securities	7,955	10,933	13,892	12,621	12,050
Inventories	4,498	3,725	3,558	3,346	2,963
Other current assets	8,215	6,785	6,470	5,677	5,316
Non-current assets	46,604	36,289	28,568	26,734	24,012
Assets related to discontinuing operations	736

Total assets	68,008	57,732	52,488	48,378	44,341

Trade accounts payable	2,487	1,961	2,020	1,665	1,266
Other current liabilities	13,540	13,367	9,829	8,254	7,560
Non-current liabilities	10,480	9,240	9,324	9,416	8,064
Liabilities related to discontinuing operations	207

Total liabilities	26,714	24,568	21,173	19,335	16,890

Total equity available to Novartis AG shareholders	41,111	32,990	31,177	28,953	27,385
Minority interests	183	174	138	90	66

Total equity	41,294	33,164	31,315	29,043	27,451

Total liabilities and equity	68,008	57,732	52,488	48,378	44,341

Net assets	41,294	33,164	31,315	29,043	27,451
Outstanding share capital	850	848	849	862	863
Amounts in accordance with US GAAP:
Income statement data
Net income from continuing operations	5,150	5,121	4,778	3,570	3,680
Net income discontinuing operations	114	69	15	54	136
Group net income	5,264	5,190	4,793	3,624	3,816
Continuing operations earnings per share in $	2.19	2.19	2.02	1.50	1.52
Discontinuing operations earnings per share in $	0.05	0.03	0.01	0.02	0.06
Total earnings per share in $	2.24	2.22	2.03	1.52	1.58
Continuing operations diluted earnings per share in $	2.18	2.19	2.01	1.48	1.49
Discontinuing operations diluted earnings per share in $	0.05	0.03	0.01	0.02	0.05
Total diluted earnings per share in $	2.23	2.22	2.02	1.50	1.54
Balance sheet data
Total equity	41,670	38,300	37,733	34,568	32,950
Total assets	68,849	65,101	59,843	56,200	50,016

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share	Total Dividend per ADS
		(CHF)	($)
2002	March 2003	0.95	0.68
2003	February 2004	1.00	0.80
2004	March 2005	1.05	0.93
2005	February 2006	1.15	087
2006(1)(2)	March 2007	1.35	1.11

(1)	If the Swiss franc amount for 2007 is translated into US dollars at the rate of $0.82 to the Swiss franc, the Total Dividend per share and Total Dividend per ADS in US dollars would be $1.11. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.
(2)	Dividend to be proposed at the Annual General Meeting on March 6, 2007 and paid in March 2007.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters Market System. The exchange rate in effect on January 25, 2007, as found on Reuters Market System, was CHF 1.00 = $0.80.

Year ended December 31,	Period End	Average(1)	Low	High
2002	0.71	0.65	0.58	0.72
2003	0.80	0.75	0.70	0.81
2004	0.88	0.81	0.76	0.88
2005	0.76	0.80	0.75	0.88
2006	0.82	0.80	0.76	0.84
Month end,
August 2006			0.80	0.82
September 2006			0.79	0.81
October 2006			0.79	0.80
November 2006			0.80	0.83
December 2006			0.82	0.84
January 2007(2)			0.80	0.82

(1)	Represents the average of the exchange rates on the last day of each full month during the year.
(2)	The high and low US dollar/Swiss franc exchange rate is current as of January 25, 2007.

3.B  Capitalization and Indebtedness

        Not applicable.

3.C  Reasons for the offer and use of proceeds

        Not applicable.

3.D  Risk Factors

        Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report on Form 20-F and in our other filings with the SEC before deciding to invest in any Novartis securities, including the following risk factors faced by us and our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks as well as other risks and uncertainties not currently known to us or which we presently deem immaterial.

Risks Facing Our Business

Our business is significantly affected by ongoing pricing pressures.

        Our business and the healthcare industry in general are significantly affected by ongoing pricing pressures. These pricing pressures include government-imposed industry-wide price reductions, mandatory reference prices, an increase in parallel imports, the shifting of the payment burden to patients through higher co-payments, mandatory substitution of generic drugs and growing pressure on physicians to reduce the prescribing of patented prescription medicines. We expect these efforts to continue as governments, healthcare providers, insurance companies and other stakeholders step up initiatives to reduce the overall cost of healthcare to patients, restrict the prescribing of new medicines, increase the use of generics and impose overall price cuts. These initiatives do not only affect the results of our Pharmaceuticals Division, but also have an increasing impact on the prices which we are able to charge for the generic drugs marketed by our Sandoz Division. This is particularly true in Germany, our second largest market for generic products, where various measures were introduced to require generic manufacturers to lower their prices. Similar effects are also being felt on Sandoz's business in other markets, particularly in Europe. We expect that these and other challenges will continue to put pressure on our revenues, and therefore could have an adverse effect on our business, financial condition or results of operations.

        For more information on the pricing controls and on our challenging business environment see "Item 4.B Business Overview—Pharmaceuticals—Price Controls" and "Item 5.A Operating Results—Factors affecting results of operations—Challenging Business Environment and Ongoing Pricing Pressures".

Our Pharmaceuticals Division faces intense competition from lower-cost generic products.

        Our Pharmaceuticals Division faces increasing competition from lower-cost generic products. Our Pharmaceuticals Division's products are generally protected by patent rights which are expected to provide us with exclusive marketing rights in various countries. However, those patent rights are of varying strengths and durations. Loss of market exclusivity and the introduction of a generic version of the same or a similar medicine typically results in a significant and sharp reduction in net sales for the relevant product, given that generic manufacturers typically offer their versions of the same medicine at sharply lower prices.

        In 2007, there is a significant risk that generic competition will emerge for our Top 20 product Trileptal and that US generic competition will emerge for our Top 20 product Lamisil, which already faces generic competition outside the US. Lamisil's US patent will expire in June 2007. In 2006, Lamisil accounted for $574 million in annual sales in the US, or 1.6% of our net sales from continuing operations (3.9% of the sales in the US). Similarly, patent protection for Trileptal's active ingredient has expired in the US and other major countries. In 2006, Trileptal accounted for $549 million in sales in the US, or 1.5% of our net sales from continuing operations (3.8% of our sales in the US).

        In addition to Lamisil, three other products that are still among our Top 20 products have already encountered generic competition in some markets: Neoral, Sandostatin SC and Voltaren. As a result, revenue from these products has declined, and may decline significantly further in the future. A number of our other top-selling products, including the anti-hypertension drugs Diovan and Lotrel as well as the oncology drugs Gleevec/Glivec and Zometa, could also potentially face generic competition in the coming five to ten years in various markets, particularly the US and Europe.

Competition in the healthcare industry is generally becoming more intense.

        Competition in the healthcare industry generally continues to intensify. The time between the launch of innovative "first-in-class" treatments and "me-too" or generic versions has shortened significantly in recent years, which is putting increasing pressure on our Pharmaceuticals Division to maximize revenue from a new product quickly following its launch, in order to be able to recover its significant research and development costs. As a result of increasing competition from generic companies, certain research-based pharmaceutical companies have started to sell their products directly to the generic market upon expiration of their patents by forming strategic alliances with generic pharmaceutical companies. This allows them to undercut the revenues and profitability of generic manufacturers, including our Sandoz Division. At the same time, competition among generics manufacturers also continues to intensify as the entire healthcare industry adjusts to increased pressures by governments and other stakeholders to contain healthcare costs. Finally, the generic industry is rapidly consolidating and has witnessed the emergence of large, global market players that compete vigorously for market share. We expect all of these trends to continue, which could have a material adverse effect on our business, financial condition and results of operations.

Our Sandoz Division may face patent infringement lawsuits by research-based pharmaceutical companies.

        From time to time, our Sandoz Division may seek approval to market a generic version of a product before the expiration of patents claimed by others for the relevant product. We do this in cases where we believe that the relevant patents are invalid, unenforceable, or would not be infringed by our generic product. As a result, we frequently face patent litigation and in certain circumstances, we may elect to market a generic product even though patent infringement actions are still pending. Should we elect to proceed in this manner and conduct a "launch-at-risk", we could face substantial damages if the final court decision is adverse to us. This could have a material adverse effect on our business, financial condition or results of operations.

Our research and development efforts may not succeed.

        Our ability to continue to grow our business and to replace any lost sales due to the loss of exclusivity for our products due to patent expiration depends upon the ability of our research and development activities to identify and develop high-potential breakthrough products and to bring them to market. To accomplish this, we commit substantial effort, funds and other resources to research and development, both through our own dedicated resources, and through various collaborations with third parties. Developing new pharmaceutical products and bringing them to market, however, is a costly, lengthy and uncertain process and there can be no guarantee that our research and development activities will produce a sufficient number of commercially viable new products, in spite of these significant investments.

        In the pharmaceuticals business, the research and development process can take up to 12 years, or even longer, from discovery to commercial product launch. New products do not only need to undergo intensive pre-clinical and clinical testing, but also pass a highly complex, lengthy and expensive approval process. During each stage of the process, there is a substantial risk that we will encounter serious obstacles or will not achieve our goals and accordingly we may abandon a product in which we have invested substantial amounts of time and money. There also appears to be a renewed focus on product safety by regulatory authorities following widely publicized product recalls such as Merck & Co.'s recall of its pain medicine Vioxx®. As a result, regulatory authorities may be more cautious in approving new products or even reassess the safety and efficacy of our existing products. If we are unable to maintain a continuous flow of successful new products and successful new indications or brand extensions for existing products sufficient to cover our substantial research and development costs and to replace sales that are lost as older products approach the end of their commercial life cycles or are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations.

        In addition, we invest a significant amount of effort and financial resources into research and development collaborations with third parties which we do not control. Many of these third parties may be small companies which may not have the same organizational resources and development expertise as Novartis. Should these third parties fail to meet our expectations, we may lose our investment in these collaborations or fail to receive the expected benefits, which could have a material adverse effect on our business, financial condition or results of operations.

Litigation, in particular product liability and patent lawsuits and government investigations, may impact our operating results.

        In recent years, the industries that make up our business have become important targets of litigation around the world, especially in the US. In particular, our business has been, and may continue to be subject to a variety of lawsuits and other legal proceedings that can arise from time to time in the ordinary course of business, including product liability and patent lawsuits, and government investigations. As a result, claims could be made against us which, in whole or in part, might not be covered by insurance. While we do not believe that any of the existing claims against us will have a material adverse effect on our financial position, litigation is inherently unpredictable and excessive verdicts do occur. In the ordinary course of business, we also frequently defend our patents against challenges by our competitors. Should we fail to successfully defend our patents, we will be faced with generic competition for the relevant products, and the resulting loss of revenue. Adverse judgments or settlements could therefore have a material adverse effect on our results of operations in any particular period. For more detail regarding specific legal matters currently pending against us, see "Item 18. Financial Statements—note 19.2" and "Item 4. Information on the Company—4.B Business Overview—Pharmaceuticals—Intellectual Property" and "—Consumer Health—Intellectual Property" setting forth the status of various intellectual property matters.

Our business is significantly impacted by strict regulatory requirements.

        We must comply with a broad range of regulatory requirements for the development, manufacture, marketing, labeling, distribution and pricing of our products, particularly in the US, the EU and Japan. These requirements do not only affect our development costs, but also the time required to reach the market and the uncertainty of successfully doing so. Stricter regulatory requirements also heighten the risk of withdrawal of existing products by regulators on the basis of post-approval concerns over product safety, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, we may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the relevant product class may have a material adverse effect on the marketing and sale of the relevant product. For more detail on the governmental regulations that affect our business see the sections headed "Regulation" included in the descriptions of our four operating divisions under "Item 4.B Business Overview".

The pharmaceuticals industry faces increased public pressure.

        There is considerable public sentiment against the pharmaceuticals industry, and the industry is under the close scrutiny of the public, governments and the media. In addition, there is significant pressure on our industry from certain less developed nations to make our products available to their population at drastically lower costs. Any increase in such negative public sentiment or increase in public scrutiny or pressure from such less developed nations could lead, among other things, to changes in legislation, to changes in the demand for our products, additional pricing pressures with respect to our products, or increased efforts to undercut intellectual property protections. Such changes could adversely affect our business, financial condition or results of operations.

The manufacture of our products is technically highly complex and we may face supply disruptions.

        The products we market, distribute and sell are either manufactured at our own dedicated manufacturing facilities or through toll manufacturing or other supply arrangements with third parties. In either case, we need to ensure that the manufacturing process complies with applicable regulations and manufacturing practices as well as our own high quality standards. Many of our products, however, are the result of technically complex manufacturing processes or require a supply of highly specialized raw materials. For some of our products and certain key raw materials, we may also rely on a single source of supply. As a result of these factors, the production of one or more of our products may be disrupted from time to time. Both our Vaccines and Diagnostics Division and our Ciba Vision Business Unit, for example, have experienced significant production shutdowns in the recent past. We may also not be able to rapidly alter production volumes to respond to changes in demand for particular products. A disruption in the supply of certain key products or our failure to accurately predict the demand for those products could have a significant adverse effect on our business, financial condition or results of operations. In addition, because our products are intended to promote the health of patients, any supply disruption could lead to allegations that the public health has been endangered and could subject us to lawsuits.

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, in-process research and development and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Although we do not currently have an indication of any significant additional impairments, impairment testing under IFRS 3 may lead to further impairment charges in the future. Any significant impairment charges would have a significant adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and on the increasing impact of impairment charges on our results of operations see "Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets".

Our distribution network is consolidating.

        Increasingly, significant portions of our sales, particularly in the US, are made to a relatively small number of US drug wholesalers, retail chains, and other purchasing organizations. For example, our three most important customers, all from the US, accounted for approximately 10%, 9% and 7%, respectively, of Group net sales in 2006 and there has been a trend toward further consolidation among our distributors, especially in the US. As a result, our distributors are gaining additional purchasing leverage over us, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. Should one or more of our major customers experience financial difficulties, the effect on us would be substantially greater than would have been the case in the past. The increased purchasing power of these customers also increases the risk that we may not be able to effectively enforce the high standards which we expect of our distributors and customers. Each of these factors could have a material adverse effect on our business, financial condition and results of operations.

An inability to attract and retain qualified personnel could adversely affect our business.

        We highly depend upon skilled personnel in key parts of our organization and we invest heavily in recruiting and training qualified individuals. The loss of the service of key members of our organization—particularly senior members of our scientific and management teams—may delay or prevent the achievement of major business objectives. In addition, the success of our research and development activities is particularly dependent on our ability to attract and retain sufficient numbers of high quality researchers and development specialists. We do, however, face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may therefore be unable to attract and retain qualified individuals in sufficient numbers, which would have an adverse effect on our business, financial condition or results of operations.

Environmental liabilities may impact our results of operations.

        The environmental laws of various jurisdictions impose actual and potential obligations on us to remediate contaminated sites. We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act in respect to certain sites. Failure to properly manage environmental risks could adversely affect our results of operations. For more detail regarding environmental matters, see "Item 4.D Property, Plants and Equipment—Environmental Matters" and "Item 18. Financial Statements—note 19.1."

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        A significant portion of our earnings and expenditures are in currencies other than US dollars, our reporting currency. In 2006, 45% of our net sales were made in US dollar, 26% in euro, 6% in Japanese yen, 2% in Swiss franc and 21% in other currencies. During the same period, 39% of our expenses arose in US dollar, 24% in euro, 16% in Swiss franc, 5% in Japanese yen and 16% in other currencies. Changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5.A Operating Results—Effects of Currency Fluctuations" and "Item 11 Quantitative and Qualitative Disclosures about Non-Product—Related Market Risk."

A regional or global influenza pandemic could severely affect our business.

        The occurrence of an influenza pandemic could severely affect our business in a number of ways, including by disrupting the production and delivery of our products or other parts of our supply chain, by causing staffing shortages or by negatively affecting the demand for some of our products or the general level of economic activity in the affected areas. In addition, our Vaccines and Diagnostics Division is seeking to become a global supplier of a vaccine against a potential pandemic influenza virus. In the event of a pandemic, however, governments may be more willing to abrogate property rights for medicines that might otherwise be in short supply and there is a risk that governments in affected regions could seize supplies of such a vaccine or require us to supply the vaccine at a reduced price.

Earthquakes could adversely affect our business.

        Our corporate headquarters, the headquarters of our Pharmaceuticals Division, and certain of our major Pharmaceuticals Division production facilities are located near earthquake fault lines in Basel, Switzerland. In addition, other major facilities of our Pharmaceuticals, Sandoz and Vaccines and Diagnostics Division are located near major earthquake fault lines in various locations around the world. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and/or loss of life, all of which could materially adversely affect our business, financial condition or results of operations.

We may be held responsible for the potential misconduct by our third party agents, particularly in developing countries.

        We have operations in approximately 140 countries around the world. In many of these countries, particularly in less developed markets, we rely heavily on third party distributors and other agents for the marketing and distribution of our products. Many of these third parties are small and do not have internal compliance resources that are comparable to those within our own organization. In many emerging growth markets, the local legal systems have also undergone dramatic changes in recent years. In many cases, specific regulations on the marketing and sale of pharmaceutical products either do not exist or the interpretation and safeguards of the new regulatory systems are still being developed, which may result in legal uncertainty and in existing laws and regulations being applied inconsistently. In addition, many of these countries are also plagued by widespread corruption. Should our efforts in screening our third party agents and in detecting cases of potential misconduct fail, we could be held responsible for the non-compliance by these third parties with applicable laws and regulations, which may have a negative effect on our reputation and our business.

Risks Related To Our ADSs

The price of our ADSs and the US dollar value of any dividends may be affected by fluctuations in the US dollar/Swiss franc exchange rate.

        Our American Depositary Shares (ADSs) trade on the New York Stock Exchange (NYSE) in US dollars. Since the shares underlying the ADSs are listed in Switzerland on the SWX Swiss Exchange (SWX) and trade on the European trading platform Virt-X in Swiss francs, the value of the ADSs may be affected by fluctuations in the US dollar/Swiss franc exchange rate. In addition, since any dividends that we may declare will be denominated in Swiss francs, exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of ADSs. If the value of the Swiss franc decreases against the US dollar, the price at which our ADS trade and the value of the US dollar equivalent of any dividend will decrease accordingly. During 2006, on the other hand, the price of our ADSs increased by 9% mainly because of the weakening US dollar, while the price in Swiss francs of the underlying Novartis shares only increased by approximately 2%.

Holders of ADSs may not be able to exercise preemptive rights attached to shares underlying ADSs.

        Under Swiss law, shareholders have preemptive rights to subscribe for cash for issuances of new shares on a pro rata basis. Shareholders may waive their preemptive rights in respect of any offering at a general meeting of shareholders. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the SWX. US holders of ADSs may not be able to exercise the preemptive rights attached to the shares underlying their ADSs unless a registration statement under the US Securities Act of 1933, as amended, is effective with respect to such rights and the related shares, or an exemption from the registration requirements thereunder is available. In deciding whether to file such a registration statement, we would evaluate the related costs and potential liabilities as well as the benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights could not be exercised by an ADS holder, JPMorgan Chase Bank, N.A., as depositary, would, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights could not be sold, the depositary might allow such rights to lapse. In either case, the interest of ADS holders in Novartis would be diluted and, if the depositary allows rights to lapse, holders of ADSs would not realize any value from the granting of preemptive rights.

Item 4.    Information on the Company

4.A  History and Development of Novartis

        Novartis is dedicated to providing healthcare solutions that address the evolving needs of patients and societies worldwide. Our focus is on patients: We provide innovative products to treat and prevent diseases, expand access to critical medicines, ease suffering and improve quality of life. With more than 101,000 associates operating in 140 countries, Novartis is the only company with leadership positions in patented and generic pharmaceuticals, vaccines and OTC medicines. We are strengthening this portfolio, investing in these strategic growth platforms. In 2006, Novartis generated consolidated net sales of $37.0 billion and invested $5.4 billion in research and development.

        Our name, derived from the Latin novae artes, means "new skills" and reflects our commitment to focus research and development to bring new healthcare products to patients and physicians worldwide. At the same time, we also seek to provide a return to shareholders that reflects our performance and to adequately reward those who invest ideas and resources in our company.

        Created in 1996 through the merger of Ciba-Geigy and Sandoz, Novartis is divided operationally into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: cardiovascular and metabolism; oncology and hematology; neuroscience; respiratory; infectious diseases, transplantation & immunology; ophthalmics, dermatology, gastrointestinal & urinary; and arthritis & bone. The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a Business Unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment, since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division. The Pharmaceuticals Division is the most important division of Novartis, accounting in 2006 for $22.6 billion, or 61%, of Group net sales and for $6.7 billion, or 82%, of Group operating income.

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division is a new division focused on the development of preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer of vaccines and the second-largest supplier of influenza vaccines in the US. Key products also include meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics activity dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world's blood supply. In 2006, the Vaccines and Diagnostics Division accounted for $956 million, or 3% of Group net sales, and produced a $26 million operating loss.

Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, produces and markets drugs along with pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented prescription drugs as well as generic pharmaceuticals. The Sandoz Division maintains a Retail Generics activity and an Anti-Infectives activity. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms that are no longer covered by patents. Retail Generics includes the development and manufacture of biopharmaceuticals. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. Sandoz offers some 840 compounds in over 5,000 forms in 110 countries. The most important product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz is the Group's third largest division, both in terms of Group net sales and operating income. In 2006, the Sandoz Division accounted for $6.0 billion, or 16%, of Group net sales and for $736 million, or 9%, of Group operating income.

Consumer Health Division

        Our Consumer Health Division consists of the following four Business Units: OTC (over-the-counter medicines), Animal Health, Gerber and CIBA Vision. Each has manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. The OTC Business Unit covers over-the-counter self medications. The Animal Health Business Unit covers veterinary products for farm and companion animals. The Gerber Business Unit covers foods as well as other products and services designed to serve the particular needs of babies and infants. The CIBA Vision Business Unit covers contact lenses, lens care products, and ophthalmic products. The Medical Nutrition Business Unit was previously included in the Consumer Health Division, but has been classified as a discontinuing operation as a consequence of announcements during 2006 to divest the activities of this Business Unit. The Medical Nutrition Business Unit covers health and medical nutrition products. In 2006, the Consumer Health Division (excluding discontinuing operations) was the Group's second largest division, both in terms of Group net sales and operating income and accounted for $6.5 billion, or 18%, of Group net sales and for $1.1 billion, or 13%, of Group operating income.

Novartis AG

        Novartis AG was incorporated on February 29, 1996 under the laws of Switzerland as a stock corporation ("Aktiengesellschaft") with an indefinite duration. On December 20, 1996, our predecessor companies, Ciba-Geigy and Sandoz, merged into this new entity, creating Novartis. We are domiciled in and governed by the laws of Switzerland. Our registered office is located at the following address:

        Novartis AG
Lichtstrasse 35
CH-4056 Basel
Switzerland
Telephone: 011-41-61-324-1111
Web: www.novartis.com

        Our registered shares are listed in Switzerland on the SWX and traded on the European trading platform Virt-X. Our American Depositary Shares are listed on the NYSE. Our shares are also traded on the International Retail Service (IRS) at the London Stock Exchange. In the US, Corporation Service Company (2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, telephone: 1-800-927-9800) acts as our agent solely for the purpose of accepting service of process in respect of registration statements on Forms F-3 under the US Securities Act of 1933, as amended.

        The Novartis Group is a multinational group of companies specializing in the research, development, manufacturing and marketing of innovative healthcare products. Novartis AG, our Swiss holding company, owns, directly or indirectly, 100% of all significant operating companies. For a list of our significant operating subsidiaries, see "Item 18. Financial Statements—note 32".

Major Corporate Developments 2004-2006

2006
February
Novartis completes the divestment announced in November 2005 of its Nutrition & Santé business to ABN AMRO Capital France. Gross cash proceeds generated from the sale of equity and repayment or assumption of debt on closing the transaction in February 2006 was $211 million.
April
Novartis completes the acquisition of all of the remaining shares of Chiron Corporation in addition to the 44% stake that it already owned. The amounts paid for the shares, related options of associates and transaction costs totaled approximately $5.7 billion. A new division called Vaccines and Diagnostics is created to incorporate activities in human vaccines and molecular diagnostics, while the pharmaceutical activities of Chiron are integrated into the Pharmaceuticals Division.
September
Novartis completes the acquisition of NeuTech Pharma plc, a UK biopharmaceuticals company for GBP 10.50 per share for the entire share capital of the company. Including the cost of options and transaction costs the final consideration for the deal was $606 million (GBP 328 million). The acquisition followed a public offer for NeuTec and allowed Novartis to strengthen its position in life-threatening hospital infections.
October
Novartis agrees to acquire the animal health business of Sankyo Lifetech Co., Ltd., expanding the presence of our Animal Health business in Japan. The transaction is expected to close at the end of March 2007.
November	Novartis announces plans for a new strategic biomedical R&D center in Shanghai. This site will become an integral part of the Group's global research and development network.
December	Novartis announces a definitive agreement to divest its Medical Nutrition Business Unit to Nestlé for $2.5 billion. This transaction is expected to be completed in the second half of 2007.
2005
January
The exclusive marketing rights to the antihypertension medicines Cibacen and Cibadrex in most European markets are granted to the Swedish specialty pharmaceuticals company Meda AB in exchange for a cash payment of $135 million.
February
Novartis announces the acquisition of two leading generic drug companies, privately-held Hexal AG of Germany and the US quoted company Eon Labs, Inc., and their integration into its Sandoz Division. The two companies are acquired for approximately $8 billion in all-cash transactions that bring together three premier generics companies. The acquisition of Hexal is completed in June, while the purchase of 100% of Eon Labs is completed in July.
March
A new CHF 4.0 billion share repurchase program, the fifth at Novartis since 1999, is approved by our shareholders at the Annual General Meeting (AGM). The program begins following completion of a prior program initiated in August 2004.
July
An agreement is signed for Novartis to acquire the rights to a portfolio of over-the-counter (OTC) products, led by the pain medicine Excedrin, from Bristol-Myers Squibb Company for approximately $660 million in cash, significantly strengthening the company's OTC business in the US market. The principal North American business is consolidated as of September 1.

2004
January
A CHF 3.0 billion share repurchase program is announced to start following completion of a program initiated in 2002. Shareholders at the AGM approved the program in February 2004, and it commenced in August 2004.
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

4.B  Business Overview

        Novartis is a world leader in both patent-protected and generic pharmaceuticals as well as vaccines and targeted consumer health products. Our aim is to seek and maintain leadership positions in these businesses.

        Our company is currently organized into four operating Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health.

Key Figures

        The following table provides a Divisional breakdown of our net sales from continuing operations for the years ended December 31, 2006, 2005 and 2004.

	Year ended December 31,
	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Net Sales
Pharmaceuticals	22,576	20,262	18,497
Vaccines and Diagnostics	956
Sandoz	5,959	4,694	3,045
Consumer Health	6,540	6,049	5,584

Net sales from continuing operations	36,031	31,005	27,126
Net sales from discontinuing operations	989	1,207	1,121

Group net sales	37,020	32,212	28,247

        The following table provides a regional breakdown of certain data for the years ended December 31, 2006, 2005 and 2004.

	Americas			Europe			Asia/Africa/Australia
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	(in $ millions, except number of associates)
Group net sales	17,929	15,011	13,285	13,591	12,000	10,289	5,500	5,201	4,673
Group operating income	2,784	1,916	1,355	5,188	4,518	4,301	202	471	496
Number of associates (at December 31)	35,988	32,175	30,186	47,905	43,559	38,229	16,842	15,190	12,977
Investment in property, plant and equipment	486	396	340	1,097	683	787	268	115	142
Depreciation of property, plant and equipment	336	264	229	634	508	510	58	49	41
Group assets	19,194	17,049	12,166	45,378	37,977	37,897	3,436	2,706	2,425

PHARMACEUTICALS

  Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians worldwide. This division is made up of approximately 80 affiliated companies which employed 54,314 associates as of December 31, 2006, selling products in approximately 140 countries. In 2006, the division reported consolidated net sales from continuing operations of $22.6 billion, which represented 61% of total Group net sales.

        The Pharmaceuticals Division develops and markets products in the following therapeutic areas:

  •
  Cardiovascular & Metabolism

  •
  Oncology & Hematology

  •
  Neuroscience

  •
  Respiratory

  •
  Infectious Diseases, Transplantation & Immunology (IDTI)

  •
  Ophthalmics, Dermatology, Gastrointestinal & Urinary (ODGU)

  •
  Arthritis & Bone

        Our Pharmaceuticals Division's current product portfolio includes more than 45 key marketed products, many of which are their respective market leaders. In addition, the division's portfolio of development projects includes 138 potential new products and new indications or formulations for existing products in various stages of clinical development.

        Prior to January 1, 2006, the therapeutic areas of the Pharmaceuticals Division were divided into two marketing segments, General Medicines and Specialty Medicines. In addition, as of January 1, 2006, responsibility for our Infectious Diseases franchise was transferred from General Medicines to Specialty Medicines, to be joined with the Transplantation and Immunology therapeutic area to form the new IDTI therapeutic area. In October 2006, we announced the phased introduction of further changes to the organizational structure of the Pharmaceuticals Division, including the formation of the new ODGU therapeutic area. The following tables and product descriptions reflect this new organization. However, we continue to provide certain historical information elsewhere in this 20-F, including certain sales data, organized by the prior therapeutic areas.

Selected Key Marketed Products

        The following table describes selected key marketed pharmaceutical products, in alphabetical order, by therapeutic area. Not all products are registered or sold in all markets or for all of the indications or formulations described below.

Therapeutic Area	Compound	Generic name	Indication	Formulation
Cardiovascular & Metabolism	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Capsule Coated tablet

	Diovan HCT/Co- Diovan	valsartan and hydrochlorothiazide	Hypertension	Film-coated tablet

	Lescol/Lescol XL	fluvastatin sodium	Primary hypercholesterolemia and mixed dyslipidemia Secondary prevention of adverse cardiac events after coronary transcatheter therapy slowing the progression of atherosclerosis	Capsule Tablet

	Lotensin/ Cibacen	benazepril hydrochloride	Hypertension	Coated tablet

	Lotensin HCT/ Cibadrex	benazepril hydrochloride and hydrochlorothiazide	Hypertension Adjunct therapy in heart failure Progressive chronic renal insufficiency	Coated tablet

	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension	Capsule

	Starlix	nateglinide	Type 2 diabetes	Coated tablet

Oncology & Hematology	Exjade	deferasirox	Chronic iron overload due to blood transfusion	Dispersible tablet

Femara	letrozole tablets/ letrozole	Advanced breast cancer in post-menopausal women
Early breast cancer in post-
menopausal women following
standard tamoxifen therapy
(extended adjuvant therapy)
Early breast cancer in post-
			menopausal women directly after surgery (upfront adjuvant therapy)	Coated tablet

Gleevec/ Glivec	imatinib mesylate/ imatinib	Certain forms of chronic myeloid leukemia
Certain forms of gastrointestinal stromal tumor
Certain forms of acute lymphoblastic leukemia
Dermatofibrosarcoma protuberans
Hypereosinophilic syndrome
Aggressive systemic mastocytosis
			Myelodysplastic/myeloproliferative diseases	Tablet

	Proleukin	aldesleukin	Metastatic renal cell carcinoma (metastatic kidney cancer) Metastatic melanoma (a type of skin cancer)	Lyophilized cake for reconstitution

	Sandostatin LAR/ Sandostatin SC	octreotide acetate for injectable suspension/ octreotide acetate	Acromegaly symptoms associated with certain gastroenteropancreatic neuroendocrine tumors (carcinoid and VIPomas)	Vial Ampoule/ pre-filled syringe

	Zometa	zoledronic acid for injection/zoledronic acid	Hypercalcemia of malignancy Prevention of skeletal-related events in patients with bone metastases from solid tumors	Liquid concentrate Vial

Neuroscience	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and schizoaffective disorder	Tablet

	Comtan	entacapone	Parkinson's disease	Coated tablet

	Exelon	rivastigmine tartrate	Alzheimer's disease Dementia associated with Parkinson's disease	Capsule Oral solution

	Focalin/Focalin XR	dexmethylphenidate HCl/ dexmethylphenidate modified release	Attention deficit hyperactivity disorder	Tablet Capsule

	Ritalin/Ritalin LA	methylphenidate HCl/methylphenidate HCl modified release	Attention deficit hyperactivity disorder and narcolepsy/Attention deficit hyperactivity disorder	Tablet Capsule

	Stalevo	carbidopa/levodopa/ entacapone	Parkinson's disease	Coated tablet

	Tegretol	carbamazepine	Epilepsy Pain associated with trigeminal neuralgia Acute mania and bipolar affective disorders	Tablet Chewable tablet Suspension Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

Respiratory	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol (CFC) Aerosol (HFA) Certihaler (MDDPI)

	TOBI	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Inhalation solution

	Xolair	omalizumab	Allergic asthma	Lyophilised powder for reconstitution as subcutaneous injection

Infectious Diseases, Transplantation & Immunology (IDTI)	Certican	everolimus	Prevention of organ rejection (heart and kidney)	Tablet and dispersible tablet for oral suspension

	Coartem/ Riamet	artemether and lumefantrine	Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet

	Cubicin	daptomycin	Complicated skin and soft tissue infections	Powder for intravenous infusion

Famvir	famciclovir	Acute herpes zoster
Recurrent genital herpes in immunocompetent patients
Recurrent herpes labialis in immunocompetent patients
Suppression of recurrent genital herpes in immunocompetent patients
			Recurrent mucocutaneous herpes simplex infections in HIV-infected patients	Tablet

	myfortic	mycophenolic acid/ mycophenolate sodium, USP	Prevention of graft rejection following kidney transplantation	Enteric coated tablet

Neoral	cyclosporine, USP modified	Prevention of rejection following organ and bone marrow transplantation
			Non-transplantation autoimmune conditions such as severe psoriasis, nephrotic syndrome, severe rheumatoid arthritis, atopic dermatitis or endogenous uveitis	Capsule Oral solution

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet

Ophthalmics, Dermatology, Gastrointestinal & Urinary (ODGU)	Elidel	pimecrolimus cream	Atopic dermatitis (eczema)	Cream

	Enablex/Emselex	darifenacin terbinafine	Overactive bladder	Tablet

	Lamisil		Fungal infections of the skin and nails	Tablet Cream DermGel Solution Spray

	Lucentis	ranibizumab	Wet age-related macular degeneration	Intravitreal injection

	Visudyne	verteporfin	Wet age-related macular degeneration	Vial, intravenous injection activated by laser light

	Zaditor/Zaditen	ketotifen	Allergic conjunctivitis	Eye drops

	Zelnorm/Zelmac	tegaserod	Irritable bowel syndrome with constipation Chronic idiopathic constipation	Tablet

Arthritis & Bone	Aclasta/Reclast	zoledronic acid	Paget's disease of the bone	Solution for infusion

	Combipatch/ Estalis	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in post-menopausal women Prevention of osteoporosis in post-menopausal women	Transdermal patch

	Estraderm TTS/ Estraderm MX	estradiol hemihydrate	Treatment of signs and symptoms of estrogen deficiency Prevention of accelerated post-menopausal bone loss	Transdermal patch

	Estragest TTS	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in post-menopausal women Prevention of post-menopausal osteoporosis	Transdermal patch

	Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis Bone pain associated with osteolysis and/or osteopenia Paget's disease Neurosdystrophic disorders (synonymous with algodystrophy or Sudeck's disease) Hypercalcemia	Nasal spray Ampoule Vial Injection or infusion

	Prexige	lumiracoxib	Osteoarthritis Acute pain Primary dysmenorrhea	Tablet

	Vivelle Dot/ Estradot	estradiol hemihydrate	Estrogen replacement therapy Prevention of post-menopausal osteoporosis	Transdermal patch

	Voltaren	diclofenac	Inflammatory forms of rheumatism Pain management	Coated tablet Drop Ampoule Suppository Gel

Compounds in Development

        The following table describes some of our compounds and new indications for our existing products presently under development.

Therapeutic area	Project/ Compound	Generic name	Potential Indication/Disease Area	Mechanism of action	Formulation	Planned filing dates/Current phase
Cardiovascular & Metabolism	Exforge	amlodipine besylate and valsartan	Hypertension	Dihydropyridine calcium antagonist and angiotensin-II receptor antagonist	Oral	US (tentative approval) EU (approved)

	Galvus	vildagliptin	Type 2 diabetes	Dipeptidyl-peptidase 4 (DPP-4) inhibitor	Oral	US, EU (submitted)

	Tekturna/Rasilez	aliskiren	Hypertension	Direct renin inhibitor	Oral	US, EU (submitted)

	Galvus (fixed-dose combinations)	various	Type 2 diabetes	Various	Oral	Various

	Tekturna/Rasilez (fixed-dose combinations)	various	Hypertension	Various	Oral	Various

	Lotrel	amlodipine besylate and benazepril hydrochloride	High-risk hypertension (ACCOMPLISH)	ACE inhibitor and calcium channel blocker	Oral	2009/III

	Diovan and Starlix(free combination)	valsartan and nateglinide	Prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality (NAVIGATOR)	ARB and insulin secretagogue	Oral	≥2010/III

	LBM642	TBD	Dyslipidemia Diabetes	PPAR alpha and gamma dual agonist	TBD	≥2010/II

	APP018	TBD	Atherosclerosis	ApoA1 mimetic	TBD	≥2010/I

	LCI699	TBD	Hypertension	Aldosterone synthase inhibitor	TBD	TBD/I

	VNP489	TBD	Hypertension	ARB/NEP inhibitor FDC	Oral	≥2010/I

Oncology & Hematology	Tasigna (formerly AMN107)	nilotinib	Certain forms of chronic myeloid leukemia Gastrointestinal stromal tumor	Signal transduction inhibitor	Oral	US, EU (submitted) TBD/I

	Zometa	zoledronic acid	Aromatase inhibitor associated bone loss	Bisphosphonate	Intravenous	EU (submitted)

	PTK787	vatalanib	Colorectal cancer	Angiogenesis inhibitor	Oral	2007/III

			Other solid tumors			TBD/I

	Gleevec/Glivec	imatinib mesylate/ imatinib	Glioblastoma multiforme	PDGF-R inhibition	Oral	2008/III

			Idiopathic pulmonary fibrosis			TBD/II

			Pulmonary arterial fibrosis			TBD/II

			Solid tumors			TBD/I

	RAD001	everolimus	Renal cell carcinoma Refractory carcinoid tumors	mTOR pathway inhibitor	Oral	2009/III

			pICT			2008/II

			Other solid tumors			≥2010/II

	EPO906	patupilone	Solid tumors	Microtubule depolymerization inhibitor	Intravenous	2009/III

	SOM230	pasireotide	Cushing's Disease	Somatostatin (sst) 1/2/3/5 binder and hormone inhibitor	Intramuscular injection Subcutaneous injection	2009/III

			Acromegaly			≥2010/II

			Refractory carcinoid tumors			≥2009/II

			Gastroenteropancreatic neuroendocrine tumors			TBD/II

	Xyotax	paclitaxel poliglumex	Non-small cell lung cancer		Intravenous	TBD/III

	LBH589	TBD	Cutaneous T-cell lymphoma	Deacetylase inhibitor	Oral	2008/II

			Hematologic and solid tumors			TBD/I

	LBQ707	gimatecan	Solid tumors	Topoisomerase-I inhibitor	Oral	≥2010/II

	PKC412	midostaurin	Certain forms of acute myeloid leukemia	Multi-targeted kinase inhibitor	Oral	≥2010/II

	Exjade	deferasirox	Hereditary hemochromatosis	Iron chelator	Oral	TBD/I/II

	Proleukin	aldesleukin	Non-Hodgkin's lymphoma	Activation of cellular immunity	Subcutaneous	TBD/II

	AEE788	TBD	Solid tumors	Tyrosine kinase inhibitor	Oral	≥2010/I

	HCD122	TBD	Liquid tumors	Anti-CD40 monoclonal antibody	Injectable biologic	≥2010/I

	RAF265	TBD	Melanoma	B-Raf kinase inhibitor	Oral	≥2010/I

	TKI258	TBD	Solid and liquid tumors	Tyrosine kinase inhibitor	Oral	≥2010/I

	LBY135	TBD	Solid tumors	Monoclonal antibody	Intravenous	TBD/I

	BEZ235	TBD	Solid tumors	P13K inhibitor	Oral	TBD/I

Neuroscience	Comtan	entacapone	Parkinson's disease	Catechol-O-methyltransferase inhibitor	Oral	Japan (submitted)

	Exelon Patch	rivastigmine base	Alzheimer's disease Dementia associated with Parkinson's disease	Cholinesterase inhibitor	Transdermal patch	US, EU (submitted)

	AGO178	agomelatine	Major depressive disorder	Melatonin receptor (M1 and M2) agonist, 5HT2C antagonist	Oral	2008/III

	LIC477	licarbazepine	Bipolar disorder	Voltage sensitive sodium channel blocker	Oral	2008/III

	FTY720	fingolimod	Relapsing multiple sclerosis	Sphingosine-1- phosphate receptor modulator	Oral	2009/III

	ATI355	TBD	Spinal cord injury	Anti-NOGO A monoclonal antibody	Intrathecal infusion	≥2010/II

	AFQ056	TBD	Anxiety	mGlu5 receptor antagonist	Oral	TBD/I

	BAF312	TBD	Multiple sclerosis	Sphingosine-1- phosphate receptor modulator	Oral	TBD/I

	BGG492	TBD	Epilepsy	AMPA antagonist	Oral	TBD/I

	CAD106	TBD	Alzheimer's disease	Beta-amyloid vaccine	Injection	TBD/I

Respiratory	QAB149	indacaterol	Chronic obstructive pulmonary disease	Once-daily long-acting beta-2 agonist	Inhalation	2008/III

	MFF258	formoterol and mometasone furoate	Asthma Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and inhaled corticosteroid	Inhalation	2008/III

	TMB100	tobramycin	Cystic fibrosis	Aminoglycoside antibiotic	Dry powder for inhalation	2008/III

	Xolair	omalizumab	Asthma in patients aged 6-11 years	Anti-IgE monoclonal antibody	Lycophilized powder for reconstitution for subcutaneous injection	TBD/III

			Liquid formulation in pre-filled syringe			2009/II

			Peanut allergy		Lycophilized powder for reconstitution for subcutaneous injection	TBD/I

	ACZ885	TBD	Chronic obstructive pulmonary disease	Monoclonal antibody to IL-1 beta	Injection	TBD/II

	NVA237	glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting anti-muscarinic	Inhalation	≥2010/II

	QVA149	indacaterol and glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and long-acting anti-muscarinic	Inhalation	≥2010/II

	QAE397	TBD	Asthma	Glucocorticosteroid	Inhalation	TBD/II

	QAT370	TBD	Chronic obstructive pulmonary disease	Long-acting anti-muscarinic	Inhalation	TBD/II

Infectious Diseases, Transplantation & Immunology (IDTI)	Certican	everolimus	Prevention of organ rejection (heart and kidney)	Growth-factor-induced cell proliferation inhibitor	Oral	US, Japan (submitted)

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Viral polymerase inhibitor	Oral	US (approved) EU (submitted)

	Cubicin	daptomycin	Staphylococcus aureus bacteremia and Infective Endocarditis	Cyclic lipopeptide	Powder IV for infusion	EU (submitted)

	Mycograb	efungumab	Invasive Candida	Antibody fragment vs. fungal Hsp90	Intravenous infusion	EU (submitted) US (2009/III)

	TFP561	tifacogin	Severe community acquired pneumonia	Recombinant tissue factor pathway inhibitor	Intravenous infusion	2008/III

	ABF656 (Albuferon)	albumin interferon alfa 2-b	Chronic hepatitis C	Longer-acting alpha interferon	Subcutaneous injection Lyophilized powder	2009/III

	Aurograb	TBD	Serious staphylococcal infections	Antibody fragment	Intravenous infusion	2010/II

	LDC300	valtorcitabine	Hepatitis B	Viral polymerase inhibitor	Oral	≥2010/II

	NM283	valopicitabine	Hepatitis C	Viral polymerase inhibitor	Oral	≥2010/II

	ANA975	TBD	Hepatitis C	Toll-like receptor 7 agonist	Oral	≥2010/II

	AEB071	TBD	Prevention of organ rejection (kidney)	Protein kinase C inhibitor	Oral	≥2010/II

	NIM811	TBD	Hepatitis C	Cyclophilin inhibitor	Oral	TBD/II

	RSV604	TBD	Respiratory syncytial virus	Inhibition of viral replication	Oral Intravenous infusion	≥2010/I

	SBR759	TBD	Hyperphosphatemia	Selective binding of phosphate (Fe(III) containing polymer)	Oral	≥2010/I

Ophthalmics, Dermatology, Gastrointestinal &	Lamisil	terbinafine	Fungal infection of the scalp in children (tinea capitis)	Fungal squalene epoxidase inhibitor	Oral	US (approved)
Urinary
			Fungal infection of the nail		Nail lacquer	>2008/III

	Zelnorm/Zelmac	tegaserod	Irritable bowel syndrome with constipation	5HT4-receptor agonist	Oral	US (approved) EU (2007/III)

			Functional dyspepsia			US (2007/III)

			Opioid-induced gastrointestinal dysfunction			TBD/II

	OPC759	rebamipide	Dry eye	Mucin secretagogue	Eye drops	TBD/III

	Elidel	pimecrolimus	Atopic dermatitis in infants	T-cell and mast cell inhibitor	Cream	TBD/III

			Dry eye		Eye drops	≥2010/II

	Lucentis	ranibizumab	Diabetic Macular Edema	VEGF blocker	Intra-vitreal	TBD/II

	PTK787	vatalanib	Age-related macular degeneration	Angiogenesis inhibitor	Oral	TBD/II

	AEB071	TBD	Psoriasis	PKC inhibitor	TBD	TBD/I

	AHT956	TBD	Psoriasis	PKC inhibitor	TBD	TBD/I

	RKI983	TBD	Glaucoma	Rho kinase inhibitor	Eye drops	TBD/I

Arthritis & Bone	Aclasta/Reclast	zoledronic acid	Paget's disease of the bone	Bisphosphonate, osteoclast inhibitor	Intravenous	US (submitted) EU (approved)

			Postmenopausal osteoporosis treatment			US, EU (submitted)

			Fracture prevention			TBD/III

			Male osteoporosis			TBD/III

			Corticoid-induced osteoporosis			TBD/III

			Postmenopausal osteoporosis prevention			TBD/III

	Prexige	lumiracoxib	Osteoarthritis Acute pain Primary dysmenorrhea	Cyclo-oxygenase-2 inhibitor	Oral	EU (approved) US (2007/III)

	ACZ885	TBD	Muckle Wells Syndrome	Monoclonal antibody to IL-1 beta	Injection	2009/II

			Rheumatoid arthritis			TBD/II

			Juvenile rheumatoid arthritis			TBD/I

	SMC021	salmon calcitonin	Osteoporosis	Inhibition of osteoclast activity	Oral	>2010/II

			Osteoarthritis	Regulator of calcium homeostasis		>2010/II

	AIN457	TBD	Rheumatoid arthritis	Monoclonal antibody to IL-17A	Intravenous	TBD/I

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

        The tables shown above and the summary that follows describe key marketed products and key compounds and potential new indications in development in our Pharmaceuticals Division. Unless otherwise indicated, and subject to required regulatory approvals and, in certain instances, contractual limitations, we intend to sell our marketed products throughout the world. These compounds and indications are in various stages of development throughout the world. For some compounds, the development process is ahead in the US; for others, development in one or more other countries or regions is ahead of that in the US. Due to the uncertainties associated with the development process, and due to regulatory restrictions in some countries, it may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. See "—Regulation" for further information on the approval process.

Cardiovascular & Metabolism

        Novartis is a world leader in offering products to treat cardiovascular and metabolic diseases, particularly high blood pressure (hypertension), elevated cholesterol (hyperlipidemia), heart failure and patients following a heart attack. We believe that our broad portfolio of cardiovascular and metabolic agents offers some of the best tools available to treat and protect patients along critical points of the cardiometabolic continuum—from novel treatments for type 2 diabetes and medicines to manage hypertension, congestive heart failure, and high cholesterol, to life-saving therapies following heart attack.

        Our pipeline includes compounds with the potential to change the way cardiovascular and metabolic diseases are treated, in particular the oral DPP-4 inhibitor Galvus (vildagliptin, formerly LAF237) for type 2 diabetes and the oral renin inhibitor Tekturna/Rasilez (aliskiren, formerly SPP100) for hypertension.

  Key Marketed Products

  •
  Diovan (valsartan) and Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide) are leaders in the angiotensin-II receptor blocker (ARB) class of anti-hypertensive (high-blood pressure) agents. This class has been a key growth driver in the global anti-hypertensive market segment, with Diovan consistently ranking as the most prescribed brand in the ARB class, according to IMS Health. Diovan specifically inhibits angiotensin-II from binding to its receptor and causing arteries to constrict, an action that can cause high blood pressure. The fixed combination product Diovan HCT, which includes the diuretic hydrochlorothiazide, provides additional efficacy for patients who require a greater reduction in blood pressure than can be achieved with either agent alone. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial), and patients with heart failure (Val-HeFT trial). In the US, Diovan is approved for the treatment of hypertension, heart failure and in patients following a heart attack. First launched in 1996, Diovan is available in more than 80 countries for the treatment of heart failure, in more than 70 countries for the treatment of patients following a heart attack, and in over 100 for the treatment of hypertension.

  •
  Lescol/Lescol XL (fluvastatin sodium) is a statin (lipid-lowering agent) approved as an adjunct to diet for reducing elevated total cholesterol levels (hyperlipidemia), as well as to treat abnormal cholesterol levels (dyslipidemia) and to slow progression of hardening of the arteries (atherosclerosis) in patients with coronary heart disease. It is also indicated for secondary prevention of major adverse cardiac events (cardiac death, non-fatal myocardial infarction and coronary revascularization) in patients with coronary heart disease after coronary transcatheter therapy. Lescol XL is an extended-release formulation launched in 2000 to allow for once-daily dosing. Lescol was first launched in the UK in 1993.

  •
  Lotensin/Cibacen (benazepril) is an ACE inhibitor used to treat high blood pressure that was first launched in 1989 as Cibacen in some areas of the world and then in 1991 in the US as Lotensin. In addition, in certain countries this medicine is approved for use as an adjunct therapy in heart failure and for the treatment of chronic renal insufficiency, a kidney disorder. A fixed-combination product called Lotensin HCT/Cibadrex has been developed as a high blood pressure therapy that combines benazepril hydrochloride with hydrochlorothiazide, a widely-used diuretic. In January 2005, the Swedish specialty medicines company Meda acquired the rights to Cibacen and Cibadrex in most European markets for a cash payment of $135 million.

  •
  Lotrel (benazepril and amlodipine) is a fixed combination anti-hypertensive treatment consisting of the ACE inhibitor benazepril, used in Lotensin/Cibacen, and the leading calcium channel blocker amlodipine. Launched in 1996 and only available in the US, Lotrel has been ranked by IMS Health as the leading prescribed branded combination anti-hypertensive therapy in the US since 2002. The product dose range expanded with the approval of two new high strengths in June 2006—Lotrel 5/40 (5 mg amlodipine / 40 mg benazepril) and Lotrel 10/40 (10 mg amlodipine / 40 mg benazepril).

  •
  Starlix (nateglinide) is an oral blood glucose lowering agent for use in patients with type 2 diabetes. The drug helps to control blood glucose levels at mealtimes through a rapid onset of action for a short duration. Launched in both the US and EU in 2001, it is approved in the EU for use in combination therapy with metformin, another type of oral anti-diabetic agent. In the US, Starlix is approved as a monotherapy in patients initiating drug treatment and in combination with the oral anti-diabetic agents metformin or thiazolidinediones.

  New Indications in Development

  •
  Diovan (valsartan) is in further development for prevention of new-onset type 2 diabetes and cardiovascular disease in patients with impaired glucose tolerance (IGT). In the NAVIGATOR study (Nateglinide and Valsartan in Impaired Glucose Tolerance and Outcomes Research), Diovan is being investigated in a factorial design including the oral insulin sensitizer Starlix (nateglinide). It is expected that the trial will demonstrate whether Diovan or Starlix can prevent people with IGT from progressing to clinical diabetes, and in particular, whether treatment can reduce the incidence of cardiovascular disease in these patients. Results are now expected in 2010.

  •
  Starlix (nateglinide) is currently being investigated in combination with Diovan as part of the NAVIGATOR trial.

  Compounds in Development

  •
  Exforge (amlodipine besylate and valsartan fixed combination) was approved in the EU in January 2007, and tentatively approved by the FDA in December 2006, following a successful clinical program involving more than 5,000 patients. We plan to launch Exforge shortly in Germany followed by launches in most other European Union countries throughout the year, pending expiration of the patent protection for amlodipine. Exforge is expected to be available to patients in the US in late September 2007 after the amlodipine besylate market exclusivity expires. Clinical trial results confirmed the efficacy and safety of Exforge as a once-daily oral treatment with double-digit reductions in blood pressure. Exforge is appropriate for patients whose blood pressure is not adequately controlled on any dihydropyridine calcium channel blocker or angiotensin receptor blocker. It is also appropriate for patients who experience dose-limiting side effects on either components, such as amlodipine-induced edema (swelling due to excess fluid, a common side effect of amlodipine). Exforge's approval marks the first fixed-dose combination of the two best-selling anti-hypertensives in their classes.

  •
  Galvus (vildagliptin, formerly LAF237) is an oral dipeptidyl peptidase 4 (DPP-4) inhibitor which we submitted for regulatory approval in the US and EU in 2006 for the treatment of type 2 diabetes. Unlike other therapies, the mechanism of action of Galvus addresses pancreatic islet dysfunction, a key underlying cause of type 2 diabetes, by inhibiting the degradation of two hormones (glucagon like peptide-1 and gastric inhibitory peptide). New data have confirmed that Galvus reduces HbA1c levels (a longer-term measure of average blood sugar levels) in a dose-proportional, clinically meaningful manner, both as a monotherapy and in combination with other anti-diabetic agents. Galvus has demonstrated an additive effect in reducing HbA1c levels in combination trials with metformin and with a sulfonylurea. Galvus, which has shown good tolerability without causing weight gain or edema, has been able to sustain meaningful HbA1c reductions out to two years of treatment. Due to its effects on pancreatic islet dysfunction, Galvus could become a significant new treatment for type 2 diabetes. Various Galvus fixed-dose combinations are being investigated. The first of these, a combination of Galvus with metformin, was submitted to FDA and the EU at the end of 2006.

  •
  Tekturna/Rasilez (aliskiren, formerly SPP100) is seeking to become the first in a new class of hypertensive agents called direct renin inhibitors. Phase III data has confirmed the efficacy and safety of Tekturna/Rasilez as a once-daily oral treatment with double-digit reductions in blood pressure combined with 24-hour blood pressure control. Tekturna/Rasilez is being developed as a monotherapy and in combination with other anti-hypertensive agents. Tekturna/Rasilez has shown additional blood pressure lowering effects when combined with other medications such as hydrochlorothiazide (diuretic), ramipril (ACE inhibitor) or amlodipine (calcium channel blocker) and angiotensin receptor blockers (ARBs). Developed in collaboration with Speedel Pharma AG, Tekturna/Rasilez inhibits plasma renin activity, an emerging risk factor for cardiovascular disease, and an extensive profiling program is underway. The intended brand name for the US is Tekturna and Rasilez in the rest of the world. Health authority reviews are ongoing in both the US and EU. Various Tekturna/Rasilez fixed dose combination products are being investigated. First filings are planned for 2007.

  •
  LBM642 is a preoxisome proliferator-activated receptor (PPAR) alpha and gamma dual agonist being developed for the treatment of abnormal cholesterol (dyslipidemia) and diabetes. The project is currently in Phase II.

  •
  APP018 is a novel ApoA1 mimetic in Phase I trials for the treatment of atherosclerosis. We licensed this product from Bruin Pharmaceuticals.

  •
  LCI699 is an aldosterone synthase inhibitor in Phase I being investigated for the treatment of hypertension.

  •
  VNP489 is a fixed dose combination of a novel neutral endopeptidase inhibitor and valsartan, now in Phase 1 trials for the treatment of hypertension.

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

        Novartis ranks No. 3 worldwide in global oncology with a 9.9% market share as of May 2006, according to IMS Health.

        This therapeutic area's top-selling product is Gleevec/Glivec to treat certain forms of life-threatening gastrointestinal stromal tumors, chronic myeloid and acute lymphoblastic leukemias, as well as dermatofibrosarcoma protuberans and other rare diseases. Other key products include Femara, a leading treatment in certain types of breast cancer; Zometa, a treatment for certain cancers that have spread to the bones; and Exjade, an oral treatment which was recently launched for patients suffering from chronic iron overload.

        Important compounds in development include Tasigna, formerly known as AMN107, a signal transduction inhibitor that is the most selective BCR-ABL inhibitor studied to date and more potent than Gleevec/Glivec; RAD001, a compound that inhibits tumor cell growth and formation of new blood vessels that could potentially be used in combination with other therapies, such as hormonal agents, targeted therapies and cytotoxic drugs; SOM230, a next-generation somatostatin analogue therapy that has the potential to fill a high unmet medical need in three key diseases; and LBH589, a novel, highly potent, oral deacetylase inhibitor that interferes with several cancer-relevant mechanisms.

  Key Marketed Products

  •
  Exjade (deferasirox) is a breakthrough oral iron chelator that enables patients to be continuously protected from the life-threatening consequences of iron overload. Approved in more than 70 countries including the US and in Europe, Exjade is the first once-daily oral iron chelator approved for use in patients with chronic transfusional iron overload who have a wide range of underlying anemias. Iron overload is a cumulative, potentially life-threatening consequence of frequent blood transfusions. Iron starts to build up in the body after as few as 20 transfused units of blood because the body cannot remove it on its own. Patients with congenital and acquired chronic anemias such as thalassemia, sickle cell disease and myelodysplastic syndromes require transfusion as support for their anemia. In the largest prospective global clinical trials program for an iron chelator, Exjade has been shown to effectively manage and reduce body iron burden, as measured by liver iron content and serum ferritin. Exjade represents the first significant breakthrough therapy for this condition in more than 40 years, offering an alternative therapy for many of the patients who take deferoxamine and currently undergo cumbersome 8- to 12-hour infusions for five to seven nights per week.

  •
  Femara (letrozole) is a leading once-daily oral aromatase inhibitor for the treatment of certain forms of breast cancer in post-menopausal women. It works by inhibiting the synthesis of estrogen, a hormone that promotes the growth of some breast cancers. Femara was first launched in 1996 and has since received approval for a number of indications. Most recently, Femara was approved in the US, Europe and other countries in late 2005 and early 2006 for use as initial adjuvant (post-surgery) treatment of early breast cancer in post-menopausal women. Femara also was approved in Japan for the first time in January 2006 for the treatment of all hormone receptor positive, post-menopausal breast cancer. Previously, in late 2004 and early 2005, Femara also received approval in the US, Europe and other countries as an extended adjuvant therapy for early breast cancer in post-menopausal women who have received five years of adjuvant tamoxifen therapy. It is also approved globally as first-line treatment for post-menopausal women with hormone receptor positive locally advanced or metastatic breast cancer, and as treatment of advanced breast cancer in post-menopausal women with disease progression following anti-estrogen therapy. In some countries, Femara is approved as neo-adjuvant (pre-operative) therapy for early stage breast cancer. Femara is currently available in more than 90 countries worldwide.

  •
  Gleevec/Glivec (imatinib mesylate tablets/imatinib) is a signal transduction inhibitor approved to treat certain forms of leukemia and gastrointestinal stromal tumors. First launched in 2001 and now available in more than 80 countries, it is one of the first oncology drugs that validates rational drug design based on an understanding of how some cancer cells work. A signal transduction inhibitor interferes with the pathways that stimulate the growth of tumor cells. Gleevec (known as Glivec outside of the US, Canada and Israel) is indicated for the treatment of newly diagnosed adult and pediatric patients with a form of chronic myeloid leukemia. This condition is a rare form of cancer but one of the most common adult leukemias, and usually tests positive for the presence of the Philadelphia (Ph) chromosome. Gleevec/Glivec is also indicated for the treatment of patients with certain forms of gastrointestinal stromal tumor. In 2006, Gleevec/Glivec received approval in the EU & US for treatment of Ph-positive acute lymphoblastic leukemia, a rapidly progressive form of leukemia; dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome, and myelodysplastic/myeloproliferative diseases. In the US, Gleevec was also approved for aggressive systemic mastocytosis. In the EU, the application for this indication was withdrawn. The Glivec International Patient Assistance Program is now available in 83 countries and has provided treatment at no charge to more than 19,000 patients worldwide who otherwise would not have access to this innovative therapy.

  •
  Proleukin (aldesleukin) is a recombinant human interleukin-2 (rhIL-2) for the treatment of adults with renal cell carcinoma and metastatic melanoma. Proleukin is a form of immunotherapy that uses the body's natural immune system to fight cancer. Proleukin has been demonstrated to induce multiple immunological effects in vivo including activation of cellular immunity, and the induction of cytokines tumor necrosis factor, IL-1 and gamma interferon. Proleukin received FDA approval for the treatment of metastatic renal cell carcinoma (metastatic kidney cancer) in 1992, and for the treatment of metastatic melanoma (a type of skin cancer) in 1998. It is currently available in 50 countries.

  •
  Sandostatin SC/Sandostatin LAR (octreotide acetate/octreotide acetate for injectable suspension) is primarily used for the treatment of patients with acromegaly, a chronic disease in adults caused by over-secretion of pituitary growth hormone. Complications associated with acromegaly include cardiovascular disease, respiratory distress such as upper airways obstruction, malignancies such as colon cancer, and carbohydrate intolerance, which can lead to diabetes. Sandostatin is a synthetic protein that mimics the action of somatostatin, a naturally occurring hormone. This product is also indicated for the treatment of certain symptoms associated with carcinoid tumors and other types of gastrointestinal neuroendocrine and pancreatic tumors. Sandostatin SC faces generic competition in the US. However, patent protection for Sandostatin LAR, which represents a significant and growing proportion of the sales of the Sandostatin family of products, continues in major markets. See "—Intellectual Property" for further information.

  •
  Zometa (zoledronic acid) is the leading treatment to reduce or delay skeletal-related events from bone metastases (cancer that has spread to the bones) from solid tumors. These skeletal-related events include fractures, spinal chord compressions, hypercalcemia and bone pain. Zometa, a third-generation bisphosphonate, is approved in most key markets for the treatment of hypercalcemia of malignancy, which means tumor-induced excessive levels of calcium, as well as to reduce or delay skeletal-related events in patients with bone metastases from a broad range of cancer types such as prostate, breast, lung and multiple myeloma that have spread to involve bone. In 2005, we distributed a letter to over 100,000 dentists describing changes to the label for Zometa and Aredia, another intravenous bisphosphonate used to treat metastatic bone disease, relating to osteonecrosis of the jaw. Novartis continues to communicate with healthcare professionals and patients about reports of this condition. In 2006, Zometa received approval for the treatment of patients with bone metastases in Japan. It is the most widely used bisphosphonate (by over one million patients worldwide) for the treatment of bone metastases in cancer patients.

  New Indications in Development

  •
  Zometa (zoledronic acid) was accepted for EU review for the treatment of bone loss associated with aromatase inhibitors. The multiple benefits of Zometa continue to be studied in other clinical settings. There are more than 200 completed and active Zometa studies. More than 24,000 patients have completed, or are currently enrolled in, these studies.

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) was submitted for regulatory review in Japan as a treatment for Ph+ acute lymphoblastic leukemia and is planned to be submitted for regulatory review in Japan as a treatment for hypereosinophilic syndrome in 2007. Gleevec/Glivec is also being studied as a potential treatment for solid tumors, primarily as part of a combination therapy in glioblastoma multiforme, the most common and aggressive of the primary brain tumors. Preclinical data have shown that Gleevec/Glivec enhances the effect of chemotherapy in this condition. Phase III trials are in progress in glioblastoma multiforme and as an adjuvant use in treating refractory gastrointestinal stromal tumors. Exploratory Phase II trials are ongoing for idiopathic pulmonary fibrosis and pulmonary arterial hypertension.

  •
  Exjade (deferasirox) is being studied in patients with non-transfusional-related iron overload. Phase I/II safety and efficacy studies are enrolling patients with the first data expected in 2008.

  •
  Proleukin is in an ongoing Phase II trial for non-Hodgkin's lymphoma. The study's purpose is to examine the efficacy of combining Proleukin therapy with rituximab in improving patient outcome.

  Compounds in Development

  •
  Tasigna (nilotinib, formerly AMN107; tradename pending regulatory approval) is a signal transduction inhibitor with high affinity and specificity to attach itself to Bcr-Abl. Tasigna has been shown in preclinical studies to be the most selective Bcr-Abl inhibitor to date and more potent than Gleevec/Glivec. Phase II data, which form the basis of the US and EU regulatory submissions, showed that the use of Tasigna in patients with Philadelphia chromosome-positive chronic myeloid leukemia reduced or eliminated the presence of this defective chromosome in 51% of Glivec-resistant patients in chronic phase of this disease and led to normalized white blood cell counts in 74% of these patients. The study also showed a similar magnitude of elimination or reduction of these defective cells in 55% of intolerant patients. Tasigna was accepted for US and EU review in the fourth quarter of 2006.

  •
  PTK787 (vatalanib) is a new molecular entity called an angiogenesis inhibitor that blocks all known vascular endothelial growth factors. The filing strategy for this compound in metastatic colorectal cancer is currently being evaluated based on the results of two Phase III studies—CONFIRM 1 and CONFIRM 2, which are studying PTK787 in patients with colorectal cancer compared to and in combination with a chemotherapy regimen. The CONFIRM 1 and 2 trials continue, with final overall survival results, also looking at patients with high serum lactate dehydrogenase, expected in the first half of 2007. Initial results from the CONFIRM 1 trial presented in 2005 showed positive drug effects in advanced colorectal cancer. However, a central review assessment of the primary endpoint of progression-free survival showed a 12% reduction in risk that did not achieve statistical significance. By comparison, a pre-planned analysis of the same endpoint, as assessed by investigators, demonstrated a significant 17% reduction in risk of disease progression. Results of a planned interim analysis of the CONFIRM 2 trial of PTK787 indicated a low probability of demonstrating overall survival benefit in second-line therapy for metastatic colorectal cancer. However a significant 17% reduction in risk of disease progression was also observed. In particular, both CONFIRM 1 and 2 independently confirm PTK787's positive impact on progression-free survival in poor prognosis patients with high serum LDH. This compound is being developed in collaboration with Bayer-Schering of Germany, and if approved, will be marketed jointly with them.

  •
  RAD001 (everolimus) is a novel oral inhibitor of the mTOR pathway considered a key target in oncology, which has demonstrated broad clinical activity in multiple tumor types at well-tolerated and efficacious doses. A registration program is underway that includes the RADIANT-1 study in chemotherapy-refractory pancreatic islet cell tumors (pICT) and the RECORD-1 study in metastatic renal cell carcinoma. This program will be expanded in 2007 to include registration trials for refractory carcinoid tumors as well as first- and second-line pICT. RAD001 acts by directly inhibiting tumor cell growth as well as by inhibiting the formation of new blood vessels (angiogenesis). If the chemotherapy refractory pICT trial results are positive, the first regulatory submission could be as early as 2008.

  •
  EPO906 (patupilone) is a novel tubulin polymerizing compound known as an epothilone that inhibits cancer cells with a similar mechanism to paclitaxel, a taxane that is a member of one of the most successful classes of anti-cancer treatments. In pre-clinical trials, EPO906 has shown more potency than paclitaxel and good activity in paclitaxel-resistant tumors. In Phase II, responses have been observed in several solid tumors. Phase III studies in ovarian cancer commenced in 2005. However, patient enrollment in these trials has been unexpectedly slow, thus delaying submission. As a result, we have amended the protocol for these trials, and have expanded the number of trial centers. We now expect the compound to be ready for submission in 2009.

  •
  SOM230 is a somatostatin analog in Phase III development for the treatment of Cushing's Disease, a rare disorder characterized by excessive excretion of the hormone cortisol from a pituitary adenoma (tumor), a condition for which there is no approved medical therapy. SOM230 is in Phase II development for refractory carcinoid tumors with a registration trial set to begin in the first quarter of 2007. SOM230 is also in Phase II development for acromegaly and gastroenteropancreatic/ neuroendocrine tumors.

  •
  Xyotax (paclitaxel poliglumex) is a biologically-enhanced chemotherapeutic that links paclitaxel, the active ingredient in Taxol®, to biodegradable polyglutamate polymer, which results in a new chemical entity. Under development by CTI, Xyotax is an investigational agent in Phase III clinical trials for the treatment of non-small cell lung cancer in women, and for other cancers. Enrollment in the PIONEER lung cancer clinical trial with Xyotax was halted. We plan to follow up PIONEER with a new Phase III in which we would study women with advanced lung cancer and normal estrogen levels.

  •
  LBH589 is a deacetylase inhibitor in Phase II development for the treatment of cutaneous T-cell lymphoma and in Phase I for the treatment of hematological and solid tumors.

  •
  LBQ707 (gimatecan) is a cytotoxic in Phase II development for the treatment of solid tumors. This compound is a novel oral topoisomerase I inhibitor. Preclinical data have shown greater potency than topotecan or irinotecan as well as activity in cell lines resistant to these two anti-cancer agents. Confirmed partial responses have been seen in Phase I studies in non-small cell lung cancer, breast cancer and colorectal cancer. An improved formulation is currently in Phase I studies in a range of solid tumors.

  •
  PKC412 (midostaurin) is a multi-targeted (including FLT3) kinase inhibitor in Phase II development for the treatment of acute myeloid leukemia (AML). Ongoing and planned studies are investigating PKC412 in combination with standard first line chemotherapy. An open label, uncontrolled multiple cohort trial found that PKC412 with chemotherapy can be given safely and tolerably in newly diagnosed AML patients who are less than 60 years old. This study showed a trend for a higher complete response rate in patients with mutated FLT3 AML. Our future plans for this compound include a Phase III trial in collaboration with the Cancer and Leukemia Group B, and other groups.

  •
  AEE788 is a tyrosine kinase protein inhibitor that targets EGFR, HER2 and VEGFR2. It is in Phase I development for the treatment of solid tumors.

  •
  HCD122 is an anti-CD40 monoclonal antibody in Phase I development for the treatment of several hematologic (CLL and multiple myeloma) tumors. In preclinical studies, HCD122 has been shown to be more potent than rituximab in primary patient CLL cell lines. HCD122 is being developed in conjunction with XOMA.

  •
  RAF265 is a novel, oral small molecule kinase inhibitor that has potent inhibitory activity against mutant B-Raf kinase and additional antiangiogenic activity through inhibition of VEGFR2. It is in Phase I development for the treatment of melanoma.

  •
  TKI258 (dovitinib) is a multi-targeted tyrosine kinase inhibitor (FGF, VEGF, PDGF, FLT3, cKIT) in Phase I development for the treatment of hematologic (AML and multiple myeloma) and solid (melanoma) tumors. Preclinical data have shown activity in a number of other solid tumors such as prostate and superficial bladder cancer.

  •
  LBY135 is a monoclonal antibody agonist to DR5, with activity shown in multiple tumors. LBY135 has shown activity against a broad range of tumor cell lines in vitro and in vivo and synergistic action in combination with chemotherapies and other targeted agents. A Phase I, 2-arm study in advanced solid tumors is ongoing.

  •
  BEZ235 is a novel small molecule PI3K inhibitor. Phase I studies are about to begin, targeting patients with advanced breast cancer, glioma and prostate cancer.

  •
  ABJ879 has been terminated.

Neuroscience

        Novartis has been a leader in neuroscience for more than 50 years, having pioneered early breakthrough treatments for disorders of the central nervous system, including Alzheimer's disease, Parkinson's disease, epilepsy, depression, migraine, attention deficit hyperactivity disorder and schizophrenia.

        Among our leading products are Exelon, approved in more than 70 countries and now the only cholinesterase inhibitor available to treat both mild- to moderate-Alzheimer's disease and mild- to moderate-dementia associated with Parkinson's disease, and the anti-epileptic Trileptal, which since its first approval in 1990 is widely used to treat adults and children suffering from partial epilepsy. A growth driver for Neuroscience is Stalevo, an optimized levodopa product for the treatment of Parkinson's disease that has been successfully launched worldwide.

        Novartis is actively developing new compounds and is committed to addressing unmet medical needs, as well as to supporting patients and their families affected by these disorders. A key project in development is FTY720 (fingolimod), which started Phase III trials in early 2006 and has the potential to become the first oral, once-daily disease modifying treatment for patients with relapsing multiple sclerosis. Others include Exelon Patch, a skin patch currently being developed for the treatment of Alzheimer's disease, and AG0178, under development for the treatment of major depressive disorder.

  Key Marketed Products

  •
  Clozaril/Leponex (clozapine) remains a leading anti-psychotic for treatment-resistant schizophrenia. First launched in the 1970s and facing generic competition in the US and many other markets, this product is also indicated for the prevention of suicidal behavior in patients with schizophrenia or schizoaffective disorder.

  •
  Comtan (entacapone) treats Parkinson's disease by enhancing the action of levodopa, the standard therapy for this condition. The product and the compound are licensed from Orion Pharma, which retains exclusive rights to market Comtan under a different brand name in certain European countries.

  •
  Exelon (rivastigmine tartrate) is a symptomatic treatment for mild to moderate dementia of the Alzheimer's type and is the only approved treatment for mild to moderate dementia associated with Parkinson's disease. It belongs to a class of drugs known as cholinesterase inhibitors that increase neurotransmitter activity in the brain. First approved for the treatment of Alzheimer's disease in 1997, Exelon is currently used in over 70 countries.

  •
  Focalin/Focalin XR (dexmethylphenidate HCl) is approved in the US for the treatment of attention deficit hyperactivity disorder (ADHD). Focalin XR, a long-acting formulation, was approved in the US in 2005 for the treatment of pediatric and adult ADHD. Focalin XR uses SODAS™ technology, a proprietary drug delivery technology under license from Elan.

  •
  Ritalin LA (methylphenidate hydrochloride) is a once-daily formulation of Ritalin launched in 2002 for the treatment of ADHD. This product, which removes the need for a midday dose, has been approved in a number of countries, including the US and certain countries in the EU and Latin America. Ritalin LA uses SODAS™ technology, a proprietary drug delivery technology under license from Elan.

  •
  Stalevo (carbidopa/levodopa/entacapone) is an optimized levodopa product indicated for the replacement of traditional levodopa therapy for Parkinson's disease patients experiencing signs and symptoms of the disease at the end-of-dose "wearing off." This product combines levodopa, considered the standard treatment for Parkinson's disease, with the enzyme inhibitors carbidopa and entacapone. It has been shown to significantly improve the ability of patients with Parkinson's disease to perform everyday tasks and to reduce symptoms associated with the disease. Licensed from Orion Pharma, Stalevo was first launched in the US in 2003 and is now available in many countries in Europe, Latin America and Asia-Pacific. Orion retains exclusive rights to this product in certain Scandinavian countries, Germany, the UK and Ireland.

  •
  Tegretol XR/CR (carbamazepine) was launched in 1996 and is the long-acting formulation of Tegretol, which has been a mainstay for the treatment of epileptic seizures since 1962. Tegretol XR/CR is also indicated in the US for the treatment of pain associated with trigeminal neuralgia, which is characterized by attacks of intense pain affecting the face, as well as for the treatment of acute mania and bipolar affective disorders in the EU.

  •
  Trileptal (oxcarbazepine) is an anti-epileptic drug for the treatment of partial seizures as adjunctive or monotherapy in both adults and children aged four years and above. In the US, Trileptal has also been approved for adjunctive therapy for children aged two and above. Trileptal acts by stabilizing neuronal functions, thereby controlling and limiting the spread of seizures. It was first approved in Denmark in 1990, in the rest of Europe in 1999, and in the US in 2000.

  New Indications in Development

  •
  Comtan (entacapone) was filed in Japan in 2005 for the treatment of Parkinson's disease.

  •
  Exelon Patch (rivastigmine base) is the first transdermal patch in development for the treatment of mild to moderate dementia of Alzheimer's type, and of mild to moderate dementia associated with Parkinson's disease. It has been submitted for approval in the US, the EU and other countries. Exelon Patch has been shown to deliver efficacy equivalent to the highest dose of Exelon capsules with markedly improved tolerability.

  Compounds in Development

  •
  AGO178 (agomelatine) is a novel oral once-daily treatment that has the potential to become a new approach for the treatment of major depressive disorder, a condition estimated to affect one in ten adults in the US alone. We licensed agomelatine from Servier in March 2006. Under the terms of the agreement, we acquired the exclusive rights to further develop and market AGO178 in the US and several other countries. Servier retained the rights to develop and market the product in the rest of the world. Our US Phase III clinical trial program was agreed upon with FDA and we commenced these studies at the end of 2006. Servier's submission for EU approval was not supported by regulators due to insufficient data. This decision is not expected to have any effect on our development strategy and regulatory process in the US, with submission planned for 2008.

  •
  LIC477 (licarbazepine) is a sodium channel blocker. A Phase III program was initiated in late 2004 for the treatment of acute manic episodes in bipolar disorders. The first study in acute mania monotherapy was not positive. However, other trials in acute mania adjunctive therapy are ongoing. Regulatory filing is planned to occur in 2008.

  •
  FTY720 (fingolimod) is seeking to become the first oral disease modifying treatment available for patients with relapsing multiple sclerosis (MS). FTY720 is the first sphingosine-1-phosphate receptor modulator in development for MS and has the potential to provide an important new option for this disabling neurological condition, estimated to affect more than 2.5 million people worldwide. Data from a 6-month Phase II study showed that FTY720 reduced inflammatory disease activity as seen on MRI by up to 80%, and relapse rate by more than 50%, compared to placebo. An extension of the Phase II study is ongoing with placebo patients switched to FTY720. The extension of the Phase II trial demonstrated a sustained reduction in relapses and inflammation with low disease activity maintained over two years. The Phase III program started in early 2006 and is recruiting worldwide.

  •
  ATI355 is an anti-NOGO A monoclonal antibody currently in Phase I/IIa development for the treatment of acute spinal cord injury.

  •
  AFQ056 is a novel mGlu5 receptor antagonist in Phase I development for anxiety.

  •
  BAF312 is a sphingosine-1-phosphate receptor modulator in Phase I development for the treatment of multiple sclerosis.

  •
  BGG492 is an AMPA antagonist in Phase I development for treatment of epilepsy.

  •
  CAD106 is a novel beta-amyloid vaccine in Phase I for the treatment of Alzheimer's disease.

  •
  XBD173, SAD448 and SAB378 have been terminated.

Respiratory

        Novartis is bringing to the market a number of important new medicines in the respiratory field, led by Xolair, a novel biological therapy that targets an underlying cause of allergic asthma and has been approved in Europe, the US, and several countries in the rest of the world. Our leading development compound is QAB149 (indacaterol), a once-daily long-acting beta-2 agonist that has begun Phase III trials and provides the cornerstone for an ambitious program to develop a range of once-daily inhaled therapies for asthma and chronic obstructive pulmonary disease (COPD). We are also continuing to commercialize the long-acting bronchodilator Foradil for the treatment of asthma and COPD.

  Key Marketed Products

  •
  Foradil (formoterol fumarate) is a long-acting bronchodilator that offers onset of action within five minutes and 12-hour relief of symptoms for patients with asthma and COPD, which includes chronic bronchitis and emphysema. It was first registered and launched in Europe in 1994. US approval was granted in 2001, and in 2002 we licensed Foradil to Schering-Plough in the US. We continue to market and distribute the product in other areas of the world. Foradil Aerolizer is a single-dose dry powder inhaler, while a metered-dose inhaler is available in some countries. Foradil Certihaler was approved in the US in December 2006, and had previously been approved in 27 other countries. Certihaler is a novel, breath-activated multi-dose dry powder inhaler technology developed by SkyePharma. Foradil Certihaler was launched in Germany and Switzerland in September 2005, but was withdrawn due to a patient mishandling issue and is not currently marketed there.

  •
  TOBI (tobramycin) is well-established as possibly the most effective treatment for chronic pulmonary Pseudomonas aeruginosa infection in cystic fibrosis (CF) patients. Chronic Pseudomonas aeruginosa infection is associated with progressive deterioration in pulmonary function, the leading cause of mortality in this disease. TOBI has proven long-term efficacy in fighting Pseudomonas aeruginosa, providing significant and sustained improvement in pulmonary function and reducing the need for hospitalization and the use of intravenous-administered antibiotics. TOBI has a proven long-term safety profile and its unique delivery to the lung (via inhalation) ensures that high doses are delivered directly to the site of infection, while minimizing systemic absorption. TOBI is the only drug that has secured FDA approval in the US for fighting chronic Pseudomonas aeruginosa infections in CF patients, and it has been commercially available there since 1997. TOBI has also been also marketed throughout Europe since 1999. Novartis acquired the marketing and distribution rights for TOBI as a result of its acquisition of Chiron Corporation.

  •
  Xolair (omalizumab) is the first humanized therapeutic antibody for the treatment of allergic asthma and the first approved therapy designed to target the antibody IgE, a key underlying cause of the symptoms of allergic asthma. Xolair, which is dosed by subcutaneous injection every two or four weeks, gained regulatory approval in the US and Canada in 2003 for use in adults and children over age 12 with moderate-to-severe allergic asthma whose symptoms are inadequately controlled with inhaled corticosteroids. EU approval was granted in October 2005 for use in adults and adolescents with severe persistent allergic asthma that is inadequately controlled by current medication. This product is being jointly developed with Genentech, Inc. and Tanox, Inc., and is co-marketed in the US by Novartis Pharmaceuticals Corporation and Genentech.

  New Indications in Development

  •
  Xolair (omalizumab) is in development for the treatment of asthma in children 6-11 years of age. Enrollment in the Phase III trial was completed in October 2006. In addition a liquid formulation of Xolair in a pre-filled syringe is in Phase II development to potentially improve convenience of administration. Separately, Novartis is evaluating a safe path forward for the development of Xolair for the treatment of peanut allergy following the previously-reported 2005 discontinuation of a clinical trial for this indication.

  Compounds in Development

  •
  QAB149 (indacaterol) has the potential to be the new generation once-daily beta-2 agonist that offers combined sustained 24-hour bronchodilation with fast onset of action for the treatment of asthma and chronic obstructive pulmonary disease (COPD). Results from Phase II studies for QAB149 demonstrated good tolerability and a favorable safety profile. Phase III studies with QAB149 began in the fourth quarter of 2006 in COPD patients. Initial Phase III clinical trials will be carried out using a single-dose dry powder inhaler device. In addition, Novartis and Schering-Plough are jointly developing a once-daily fixed dose combination of QAB149 and Schering-Plough's inhaled corticosteroid mometasone (the active ingredient in Asmanex®). The first clinical studies are expected to start in 2007.

  •
  MFF258 (formoterol and mometasone) is a new treatment in development for asthma and COPD which combines the well-established clinical benefits of Novartis' long-acting beta-2 agonist Foradil (formoterol fumarate) with mometasone. We are co-developing this combination product with Schering-Plough. With the MFF258 combination, patients have the potential to benefit from the long-acting 12-hour bronchodilator efficacy of Foradil and Asmanex within a single patient-friendly metered dose inhaler device.

  •
  TMB100—Tobramycin Powder for Inhalation (TIP) is a new tobramycin formulation currently in Phase III for cystic fibrosis (CF). TIP is expected to improve drug delivery and reduce the treatment burden for CF patients.

  •
  ACZ885 is a monoclonal antibody directed against human IL-1-beta in Phase II development for the treatment of COPD.

  •
  NVA237 (glycopyrronium bromide) is a novel inhaled formulation of glycopyrronium bromide, which is a once-daily long-acting muscarinic antagonist bronchodilator (also known as a long acting anticholinergic). NVA237 is being developed by Novartis both as a monotherapy and combination treatment for COPD. In clinical trials, NVA237 has demonstrated efficacy and safety comparable to other treatments and potentially a faster onset of action. NVA237 has the potential to become an important addition to the available therapeutic options to treat COPD.

  •
  QVA149 (indacaterol and glycopyrronium bromide) is a fixed dose combination of QAB149 and NVA237, in Phase II development for COPD.

  •
  QAE397 is a corticosteroid in Phase II development for the treatment of asthma.

  •
  QAT370 is a muscarinic antagonist in Phase II development for the treatment of COPD.

  •
  ABN912 and QAP642 have been terminated.

Infectious Diseases, Transplantation & Immunology (IDTI)

        IDTI combines the capabilities, leadership and infrastructure of Novartis in transplantation and immunology with the growth potential of the expanding infectious diseases pipeline.

        Novartis is a world leader in transplantation and immunology. With the discovery and introduction of cyclosporine more than 20 years ago, Novartis revolutionized the field of transplantation and now has the broadest portfolio of immunosuppressants on the market, including Neoral, Simulect, myfortic and Certican, and an innovative pipeline, seeking to develop new mechanisms of action. This allows for effective personalized care in a field where individualized therapy is most needed.

        Our ambition in the field of infectious diseases is to build a sustainable platform to address still unmet needs in the treatment of life-threatening infections. The acquisitions of Cubicin (for certain territories) and Mycograb have taken us a big step further in this direction. In hepatitis our goal is to achieve a leadership position by 2013, and we have made significant progress by building a portfolio of agents for hepatitis B and C with complementary mechanisms of action. The most advanced of these, Tyzeka/Sebivo, received US approval in October 2006 as a new therapy for patients with chronic hepatitis B. We also market Famvir for herpes and Coartem for malaria.

  Key Marketed Products

  •
  Certican (everolimus) is a type of immunosuppressant called a proliferation signal inhibitor (or mTOR inhibitor) that targets the primary causes of allograft dysfunction, or chronic rejection, of a transplanted heart or kidney. Certican is used in combination with low-dose Neoral and corticosteroids for the prevention of organ rejection in heart and kidney transplant recipients. First approved in Europe in 2003, Certican has been launched in over 60 countries including most of the EU members and Switzerland.

  •
  Coartem/Riamet (artemether and lumefantrine) is an effective and well-tolerated anti-malarial treatment for adults and children that achieves cure rates of up to 95%, even in malaria patients living in areas with multi-drug resistance. It is indicated for treatment of acute, uncomplicated falciparum malaria, the most dangerous form of malaria. Coartem is the only pre-qualified fixed-dose combination of the two agents artemether, an artemisinin derivative, and lumefantrine, known as the Artemisinin Combination Therapy. Coartem, which is marketed commercially as Riamet in some countries, was co-developed by Novartis in collaboration with Chinese partners. The active ingredients (artemether and lumefantrine) are predominantly produced in China by Chinese suppliers, and pharmaceutical production is done in China and the US by Novartis. First approved in 1998, Coartem is currently registered in 78 countries. We delivered 62 million treatments without profit to public sector agencies of malaria-endemic countries in 2006. In September 2006, we decreased the price of Coartem to an average of $1.00 per treatment, in an effort to improve access to this therapy. The World Health Organization added Coartem to its List of Essential Medicines in 2002, and we have significantly increased production capacity to help meet a significant surge in demand for the Artemisinin Combination Therapy.

  •
  Cubicin (daptomycin) is an intravenous antibiotic approved in Europe for the treatment of complicated skin and soft-tissue infections caused by Gram-positive bacteria. It is the first in a new class of antibiotics called cyclic lipopeptides and is very active against methicillin-resistant Staphylococcus aureus (MRSA). MRSA rates continue to increase in the EU and cause some of the most serious hospital infections. Cubicin was added to our portfolio as a result of our acquisition of Chiron in April 2006. Cubist Pharmaceuticals retains the rights for the US and several other countries, while Novartis has exclusive rights in Europe, Australia, New Zealand, India, Russia, Turkey, and some Latin American and Middle Eastern countries.

  •
  Famvir (famciclovir) is an anti-viral agent for the treatment of recurrent genital herpes, a sexually-transmitted, lifelong disease, and shingles (herpes zoster), which is caused by the reactivation of the highly contagious variacella-zoster virus, the same virus that causes chickenpox. Other indications include the treatment of recurrent mucocutaneous herpes simplex infections in HIV-infected patients. In the US, Famvir is also indicated for the treatment of recurrent herpes labialis (cold sores) in immunocompetent patients.

  •
  myfortic (mycophenolic acid, mycophenolate sodium, USP) is approved for use in combination with cyclosporine and corticosteroids to prevent rejection in patients with kidney transplants. myfortic has been approved in over 50 countries including Switzerland (the first approval in 2003), the US, Canada, Germany, France, Italy, Spain, the UK, Australia, India, Brazil and a number of Latin American countries. myfortic was filed in China in Q4 2006.

  •
  Neoral (cyclosporine, USP MODIFIED) is a micro-emulsion formulation of cyclosporine, an immunosuppressant to prevent organ rejection following a kidney, liver or heart transplant. Neoral has become a commonly-used primary immunosuppressant, according to IMS Health, after largely replacing its predecessor Sandimmun/Sandimmune, which revolutionized organ transplantation following its introduction in 1982. First launched in 1995, Neoral was designed to provide improved and constant absorption of cyclosporine, the active ingredient. It is also indicated for treating select autoimmune disorders such as psoriasis and rheumatoid arthritis. Despite our patent protection for Neoral, generic companies have launched competing products in the US, Europe and elsewhere, and will continue to compete with us vigorously. (See "Intellectual Property" for further information).

  •
  Tyzeka/Sebivo (telbivudine, formerly LDT600) is a new treatment for patients with chronic hepatitis B that provides rapid and profound viral suppression. This product, which is known as Tyzeka in the US and Sebivo in the rest of the world received its first major approval in Switzerland in August 2006, followed by US approval in October. Tyzeka has been developed in collaboration with Idenix Pharmaceuticals Inc. pursuant to an agreement signed in May 2003. Under this agreement, Novartis and Idenix will co-promote the product in the US, France, Germany, Italy, Spain and the UK. Novartis has exclusive commercialization rights in the rest of the world.

  •
  Simulect (basiliximab) is a chimeric monoclonal antibody that suppresses interleukin-driven proliferation of T-cells. Simulect is approved for the prophylaxis of acute organ rejection in patients receiving renal transplantation when used as part of an immunosuppressive regimen that includes cyclosporine, and corticosteroids.

  New Indications in Development

        Certican (everolimus) was submitted to the FDA for approval for use as an immunosuppressant, and the FDA has issued approvable letters for Certican for kidney and heart. In November 2005, an FDA Advisory Committee recommended that more data be provided to substantiate the safety of the use of Certican together with Neoral before US approval could be granted as prophylaxis against rejection in heart transplant recipients. In addition, the heart indication was filed in Japan in 2005 and approval is expected in early 2007.

  •
  Tyzeka/Sebivo (telbivudine, formerly LDT600) was submitted for approval in the EU, China and other key markets in the first quarter of 2006 for the treatment of chronic hepatitis B.

  •
  Cubicin (daptomycin) was submitted to the EU in July 2006 for the treatment of the additional indications of Staphylococcus aureus bacteremia and Infective Endocarditis.

  Compounds in Development

  •
  Mycograb is an antibody fragment to be used in combination with antifungal agents for treatment of invasive Candida infections, which was acquired as part of our acquisition of NeuTec in June 2006. In November 2006, the EU's Committee for Medicinal Products for Human Use (CHMP) issued a negative opinion on the 2005 Mycograb submission by NeuTec. The CHMP opinion was not linked to the efficacy of the compound. The Committee concluded that there were insufficient data relating to the manufacturing and characterization of the product to determine the safety of the compound. Novartis is committed to working with the CHMP to determine appropriate next steps. The US filing is planned for 2009.

  •
  TFP561 (tifacogin) is a recombinant tissue factor pathway inhibitor now in Phase III. Tifacogin joined our portfolio with the acquisition of Chiron in April 2006.

  •
  ABF656 (Albuferon—albumin-interferon alpha 2b) is a novel protein produced by genetic fusion of interferon alpha and human serum albumin. The compound has recently entered Phase III for the treatment of chronic hepatitis C. We have licensed this compound from Human Genome Sciences Inc. with the right to co-promote or co-market the compound in the US and to market it on our own in the rest of the world.

  •
  Aurograb is an innovative antibody therapy approach for serious staphylococcal infections now in Phase II. Aurograb was acquired as part of our acquisition of NeuTec in June 2006.

  •
  LDC300 (valtorcitabine) is an oral antiviral being studied for use in combination with Tyzeka/Sebivo for the treatment of hepatitis B. This nucleoside analog is currently in Phase II. The compound is being developed in collaboration with Idenix Pharmaceuticals Inc. pursuant to an agreement signed in May 2003. If approved for sale, Novartis and Idenix will co-promote LDC300 in the US, France, Germany, Italy, Spain and the UK. Novartis has exclusive commercialization rights in the rest of the world.

  •
  NM283 (valopicitabine) is the most advanced hepatitis C virus (HCV) polymerase inhibitor in development. This Phase II compound has been shown to be effective in combination with interferons, making it potentially attractive for use with Albuferon. Dose-related gastrointestinal side effects have been observed in a Phase IIb trial, leading to a reduction to 200 mg and 400 mg in the naive and to 400 mg in the non-responder trial. Further trials are ongoing to also assess potential drug-drug interaction with ribavirin. NM283is being developed in collaboration with Idenix Pharmaceuticals Inc. If approved for sale, Novartis and Idenix will co-promote NM283 in the US, France, Germany, Italy, Spain and the UK. Novartis has exclusive commercialization rights in the rest of the world.

  •
  ANA975 is a novel, oral toll-like receptor 7 agonist for the treatment of hepatitis C licensed from Anadys Pharmaceuticals, Inc. Phase II clinical studies were suspended in 2006 to further investigate new observations. No serious adverse events have been observed in humans to date. A repeat toxicology study was initiated in the fourth quarter of 2006.

  •
  AEB071 is a novel protein kinase C inhibitor being developed with the goal of becoming the first oral compound to replace calcineurin inhibitors as primary immunosuppressants. The compound is currently in Phase II trials for the prevention of organ rejection.

  •
  NIM811 is a cyclophilin inhibitor that is in Phase II development for the treatment of chronic hepatitis C.

  •
  RSV604 is a selective inhibitor of viral replication, currently in Phase I studies for the treatment of respiratory syncytial virus infection. RSV604 has been in-licensed from Arrow Pharmaceuticals.

  •
  SBR759 is a polynuclear iron (III) starch/saccharose complex which binds selectively to phosphate ions through chelation. It is in Phase I development for the treatment of hyperphosphatemia in patients with chronic kidney disease. SBR759 was acquired from Sebo GmbH of Germany.

Ophthalmics, Dermatology, Gastrointestinal & Urinary (ODGU)

        In ophthalmics, our research and development is focused on treatments for "Back of the Eye" diseases as well as on "Dry Eye" conditions and glaucoma. These areas are characterized by high growth and significant unmet medical need. The key area of focus within "Back of the Eye" is "wet" age-related macular degeneration (AMD), a leading cause of blindness in people over age 50. Our ophthalmics business has built a leadership position in wet AMD with its flagship product Visudyne. We are now in the launch phase for Lucentis, a revolutionary product which is the first to show improved vision in patients with wet AMD. Lucentis was approved in Switzerland in August 2006, and approval is expected in the EU in January 2007.

        Our focus in dermatology is on the treatment of two very common diseases—the inflamed skin condition known as atopic dermatitis, or eczema, and fungal nail infections. Elidel was the first non-steroid cream approved for eczema, a disease that affects about 10% of children in the US, while Lamisil tablets are the most frequently prescribed treatment worldwide for fungal nail infection.

        We have established Novartis in the gastrointestinal market with the launch of Zelnorm/Zelmac for the treatment of irritable bowel syndrome with constipation (IBS-C), a motility and sensory disorder characterized by abdominal pain, bloating and constipation. More than 30 million people in the US are estimated to suffer from IBS-C, and Zelnorm/Zelmac is the first and only medication approved by major health authorities to treat this condition. Zelnorm/Zelmac is also approved for the treatment of chronic idiopathic constipation in the US and several other countries including Canada, Mexico and Turkey.

  Key Marketed Products

  •
  Elidel (pimecrolimus) was the first non-steroid cream approved for the treatment of atopic dermatitis, a skin condition commonly known as eczema, in adults and children. It is one of the first new eczema treatments introduced since the 1950s, when topical corticosteroids—historically the mainstay of therapy—became available. First launched in 2002 in the US, Elidel is now registered in approximately 90 countries, including many EU markets. Following discussions with the FDA and EMEA, prescribing information for Elidel (dispensed only as a topical cream) was updated in February and May 2006. In the US, a boxed warning and medication guide make clear that no causal link has been established between the use of Elidel and rare post-marketing reports of malignancy. In the EU, a similar warning was also added to the prescribing information. The concern of the health authorities for a potential risk for malignancies exists based on the use of oral calcineurin inhibitors at high doses. A similar change in labeling has been made to the other product in this class. While we believe this action is not substantiated by scientific or clinical evidence, we agreed to make the requested changes and will continue to communicate them to physicians and patients so that they can continue to use Elidel as labeled to effectively manage eczema. We are confident in the safety and efficacy of Elidel, which is one of the most thoroughly researched dermatology products in the world and continues to be supported with significant ongoing clinical trials.

  •
  Enablex/Emselex (darifenacin) is a once-daily, oral, selective M3 receptor antagonist for the treatment of Overactive Bladder. Enablex is the trade-name in the US, Canada, Latin America, Australia and South Africa, while Emselex is the trade-name in Europe and most other countries. This product was approved in the EU in October 2004 and approved in the US in December 2004. It is now available in over 10 countries, including the US, Germany and the UK. Enablex/Emselex has been shown to reduce the number of weekly urge urinary incontinence episodes by up to 83% versus placebo.

  •
  Lamisil (terbinafine) is the leading therapy for onychomycosis, also known as fungal nail infection. Lamisil tablets kill the fungus that causes the infection at its source, working through the patient's bloodstream. This product was first launched in 1991 and is now available in more than 90 countries, with the US the leading market. Lamisil tablets are also approved for treating athlete's foot (tinea pedis) and fungal infection of the scalp (tinea capitis) in some countries, though not yet in the US. Our Consumer Health Division's OTC Business Unit markets over-the-counter cream formulations of Lamisil for use in treating athlete's foot in many markets, including the US.

    Generic forms of terbinafine were launched in a number of European markets in 2005, with generic competition expected in the US in July 2007 following the expiration of exclusivity.

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factors. It is designed to penetrate the retina to decrease permeability and inhibit the formation of choroidal neovascularization, which leads to blindness in AMD patients. Lucentis is the first approved drug for wet AMD patients that has been shown in Phase III studies to improve vision and return the ability to do life-affirming everyday activities such as reading. Lucentis was approved by the US FDA in June 2006, in Switzerland in August 2006, and in the EU in January 2007. Lucentis is developed in collaboration with Genentech, which holds the rights to market the product in the US.

  •
  Visudyne (verteporfin) is a light-activated drug used in a two-step procedure that can be performed in a doctor's office. First, the drug is injected intravenously into the patient's arm. A low-energy laser light is then shone into the patient's eye to activate the drug. First launched in 2000, Visudyne is commercially available in over 75 countries for the treatment of predominantly classic subfoveal choroidal neovascularization (CNV), a major cause of vision loss caused by AMD. It is also approved in over 40 countries other than the US for the treatment of occult subfoveal CNV secondary to AMD, including the EU, where it gained approval in 2002. In addition, Visudyne is approved in over 45 countries, including the EU, US and Canada, for the treatment of subfoveal CNV due to pathologic myopia (severe near-sightedness). In Japan, Visudyne is approved for all types of subfoveal CNV secondary to AMD. Further geographic expansion is planned, including in China.

  •
  Zaditor/Zaditen (ketotifen fumarate) is an eye drop that provides fast and lasting relief of symptoms in patients suffering from ocular allergy. This product, which is known as Zaditor in the US and Zaditen in other markets, works through multiple mechanisms of action to provide relief within minutes and a duration of action of up to 12 hours. Zaditor/Zaditen was first launched in Japan and has been approved in more than 60 countries, including the US and the EU. Zaditor was recently approved by the FDA for over-the-counter use. It will be available OTC beginning in January 2007.

  •
  Zelnorm/Zelmac (tegaserod) is the first in a new class of medicines known as serotonin-4 (5-HT4) receptor selective agonists approved for the treatment of the multiple symptoms associated with irritable bowel syndrome with constipation (IBS-C) in women. This product, which is known as Zelnorm in North America and South Africa and as Zelmac in other markets, acts by decreasing the visceral sensitivity of the intestinal tract, increasing intestinal secretion, and increasing gastrointestinal motility. This reduces the impact of symptoms such as abdominal pain, bloating and constipation. In 2004, Zelnorm received US approval to become the first treatment approved for chronic idiopathic constipation in men and women under age 65. First launched in 2001 in Mexico, this product has now been approved in more than 55 countries. Zelnorm is also approved for the treatment of chronic idiopathic constipation in more than 25 countries including the US, Canada and Mexico.

  New Indications in Development

  •
  Lamisil (terbinafine) has been under development for the treatment of ringworm of the scalp (tinea capitis). Product registration files have been submitted in the US. In addition, a topical formulation of Lamisil (nail lacquer) is in development for the treatment of onychomycosis. Lamisil lacquer entered Phase III trials in December 2006, with US filing expected in early 2009.

  •
  Zelnorm/Zelmac (tegaserod maleate/tegaserod) received a negative opinion from EMEA in May 2006 for the treatment of irritable bowel syndrome with constipation in women. Novartis will pursue regulatory options with positive EU countries in 2007. In addition, Zelnorm/Zelmac has finalized Phase III studies for the treatment of functional dyspepsia and we are in discussion with FDA concerning the submission of this data.

  •
  Elidel (pimecrolimus) is in Phase III development for atopic dermatitis in infants under two years old. In addition, it is in Phase II development for the treatment of dry eye in a novel drops formulation.

  •
  Lucentis (ranimizumab) is in Phase II development for the treatment of Diabetic Macular Edema.

  •
  Sandostatin LAR (diabetic retinopathy) and Visudyne (predominant occult AMD) have been terminated.

  Compounds in Development

  •
  OPC759 (rebamipide) is a selective mucin secretagogue, currently in Phase III studies for the treatment of dry eye. This compound was in-licensed from Otsuka Pharmaceuticals Corporation, Japan.

  •
  PTK787 (vatalanib) is currently in development for the treatment of age-related macular degeneration (all forms of wet AMD) and is in Phase II. We are jointly developing PTK787 with Schering AG for certain oncology indications. We have entered into an agreement with Schering granting us exclusive rights to develop and commercialize PTK787 for the treatment of ophthalmic conditions.

  •
  AEB071 is a PKC inhibitor currently in Phase I for the treatment of psoriasis.

  •
  AHT956 is a PKC inhibitor currently in Phase I for the treatment of psoriasis.

  •
  RKI983 is a Rho kinase inhibitor, currently in Phase I and investigated for topical treatment of glaucoma. This compound was in-licensed from Senju Pharmaceutical Co, Japan, and is under the sub-license rights granted by Mitsubishi Pharma Corporation to Senju.

Arthritis & Bone

        An important focus in this therapeutic area is the bone disorder osteoporosis, a progressive disease that causes bones to become thin and porous, increasing the risk of fractures. Building on the heritage of Miacalcin/Miacalcic, Novartis has a number of treatments in development for this disease, which is estimated to affect up to one in three women over age 50 worldwide, according to the International Osteoporosis Foundation. The most advanced compound in development for bone disorders is Aclasta/Reclast, which has been approved in approximately 50 countries including the EU and Canada for the treatment of Paget's disease of the bone, and is under submission to the FDA in the US. Aclasta/Reclast is also being developed for use in treating various forms of osteoporosis.

        Building on our experience with Voltaren, a leading pain medication in osteoarthritis for more than 30 years, we launched the selective COX-2 inhibitor Prexige in more than 25 countries such as Brazil, Mexico, Australia, New Zealand, South Africa, UK, Germany and Canada. In the EU, the mutual recognition procedure was successfully completed in October 2006 and launches in Europe are expected throughout 2007/2008.

  Key Marketed Products

  •
  Aclasta/Reclast (zoledronic acid 5 mg for infusion; US tradename Reclast pending regulatory approval) is an intravenous bisphosphonate being developed for the treatment of various metabolic bone diseases including osteoporosis and Paget's disease of the bone. Aclasta/Reclast, approved in approximately 50 countries worldwide including the EU and Canada for the treatment of Paget's disease, was first launched in Germany in May 2005 and launches are ongoing. Given as a single 15-minute infusion, Aclasta/Reclast was shown in a head-to-head Phase III study published in the New England Journal of Medicine to offer superior efficacy, faster onset of action and a longer period of remission compared to risedronate, the current oral standard treatment in Paget's disease. Zoledronic acid at a different dosing regimen is marketed for oncology indications under the brand name Zometa (zoledronic acid 4 mg for infusion).

  •
  Combipatch/Estalis (estradiol hemihydrate & norethisterone acetate transdermal system) is a combination estrogen/progestin treatment for symptoms of estrogen deficiency in post-menopausal women, and for the prevention of post-menopausal osteoporosis. The product offers a convenient treatment in a single patch for patients with an intact uterus. Combipatch is not approved in the US for the prevention of post-menopausal osteoporosis. This product is sublicensed from Aventis for sale in countries outside the US and Japan under the brand names Combipatch and Estalis. In the US, the product is sold by Novogyne Pharmaceuticals, which is a joint venture between Noven and our US affiliate.

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

  •
  Miacalcin/Miacalcic (salmon calcitonin) is an important treatment for bone metabolic diseases, especially for established post-menopausal osteoporosis in women. Miacalcin/Miacalcic was first launched as an injection in 1974 and as a nasal spray in 1986. It was later launched as an injection in the US in 1989 and then in 1995 in an intra-nasal form. It contains chemically synthesized salmon calcitonin, a natural compound involved in bone metabolism, including the regulation of calcium levels in the blood. Miacalcin/Miacalcic is indicated for use in women with low bone mass more than five years after menopause. As an injection, it is also indicated for the treatment of symptomatic Paget's disease, a chronic condition that causes the growth of abnormal bone, and for the treatment of hypercalcemia, when a rapid decrease in serum calcium is required. It is also indicated to treat bone pain associated with osteolysis and/or osteopenia, as well as neurodystrophic disorders (synonymous with algodystrophy or Sudeck's disease).

  •
  Prexige (lumiracoxib) is a selective COX-2 inhibitor in development for the treatment of osteoarthritis and acute pain. It has been approved in over 50 countries to date. Prexige is now available in over 25 countries, including 10 countries in Latin America (including Brazil and Mexico) as well as Australia, New Zealand, South Africa, UK, Germany and Canada. Launches in other countries where the product is approved are ongoing. In the EU the mutual recognition procedure was successfully completed in November 2006 and launches in Europe are expected throughout 2007/2008.

  •
  Vivelle Dot/Estradot (estradiol transdermal system) is an estrogen-only treatment for symptoms of estrogen deficiency in post-menopausal women and for the prevention of post-menopausal osteoporosis. Vivelle Dot/Estradot is the smallest estrogen patch available and offers a thin, flexible and discreet hormone therapy.

  •
  Voltaren (diclofenac sodium) is a leading non-steroidal anti-inflammatory drug (NSAID) for the treatment of inflammatory and degenerative forms of rheumatism as well as in the treatment of pain and inflammation. This product, which faces generic competition, has a wide variety of ingestible dosage forms marketed by the Pharmaceuticals Division. In addition, our Consumer Health Division's OTC Business Unit markets a topical therapy offered as Voltaren Emulgel in several markets for the treatment of inflammation of tendons, ligaments, muscles and joints, and for certain localized forms of rheumatism.

  New Indications in Development

  •
  Aclasta/Reclast (zoledronic acid 5 mg; US tradename Reclast pending regulatory approval) is under review in the US for the treatment of Paget's disease of the bone. A decision by the FDA on the US tradename and on the use of zoledronic acid 5 mg for the treatment of Paget's disease of the bone is expected in the first half of 2007, after a second approvable letter was issued for this indication in February 2006. Phase III trials in osteoporosis (including treatment and prevention of post-menopausal osteoporosis, male osteoporosis, corticosteroid-induced osteoporosis, and prevention of recurrent clinical fracture after acute hip fracture) are currently in progress. The pivotal fracture study demonstrated that a single annual, 5 mg infusion of Aclasta significantly reduced the incidence of fracture across the most common fracture sites—hip, spine and non-spine—with sustained effect over the three-year study. Submissions as a once-yearly treatment for osteoporosis in both the US and EU have been completed.

  •
  Prexige (lumiracoxib; US tradename pending regulatory approval) is a selective COX-2 inhibitor developed for the treatment of osteoarthritis (OA) and acute pain. In the US, Prexige received a non-approvable letter in 2003. Following the successful completion of the TARGET trial in 2004, the FDA confirmed that no additional cardiovascular safety data would be required before resubmission. With additional efficacy clinical studies now being completed, we will resubmit Prexige in the US in early 2007, including an alternative tradename for FDA approval.

  Compounds in Development

  •
  SMC021 (calcitonin) is an oral formulation of salmon calcitonin using the eligen® technology from Emisphere, a novel concept in oral peptide delivery. It is currently in Phase II development for the treatment of osteoporosis and for osteoarthritis.

  •
  AIN457 is a novel compound currently in Phase I for the treatment of rheumatoid arthritis.

  •
  ACZ885 is a human monoclonal antibody directed against human IL-1-beta that is in Phase II development for the treatment of Muckle Wells Syndrome and rheumatoid arthritis and in Phase I for Juvenile Rheumatoid Arthritis.

  •
  Prexige for the indications dyspepsia, osteoporosis and rheumatoid arthritis are on hold. Activities for the development of new formulations with Prexige are under discussion.

  •
  AAE581 has been terminated.

Principal Markets

        The Pharmaceuticals Division has a commercial presence in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 84% of 2006 net sales. The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals	Net Sales 2006
	($ millions)	(%)
United States	9,472	42
Americas (except the United States)	1,775	8
Europe	7,332	33
Japan	2,090	9
Rest of the World	1,907	8

Total	22,576	100

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

Marketing and Sales

        The Pharmaceuticals Division serves customers with approximately 7,000 field force representatives in the US (including supervisors), and an additional 14,700 in the rest of the world. These trained representatives, where permitted by law, present the economic and therapeutic benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations.

        Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers.

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

Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2006, we invested approximately $4.3 billion in Pharmaceuticals Division research and development, which represented 18.9% of the Division's total net sales. Our Pharmaceuticals Division invested $4.0 billion and $3.5 billion on research and development in 2005 and 2004 respectively. There are currently 138 projects in clinical development.

        We have long term research commitments totaling $2.8 billion as of December 31, 2006, including $2.7 billion in milestone payments. We intend to fund these expenditures from internally developed resources.

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

Research program

        The discovery of new drugs is the responsibility of our Research program. This is a complex and challenging process which is split into different phases. These phases provide tools that allow our Research team to manage and benchmark their activities. Milestones are established for each phase of the evaluation process. Candidates only advance to the next stage if defined sets of criteria are met. The primary goal of our Research program is to determine that a compound is ready for Proof of Concept in humans. To determine whether a compound may be tested in humans, we must invest significant resources in preclinical activities to satisfy safety requirements, including toxicology studies. Only those compounds that pass this more comprehensive series of preclinical testing (on average, about one in ten candidates) advance to the development stage of a drug's life-cycle. See "—Development program."

        In 2003, we established the Novartis Institutes for BioMedical Research (NIBR), headquartered in Cambridge, Massachusetts, with affiliates worldwide. Our strategies at NIBR include integrating previously segregated disciplines, fostering interaction among scientists, both within and outside of Novartis and investing and advancing new discovery approaches. Our goal is to make drug discovery more relevant and predictable in order to provide new and better medicines for patients worldwide.

        Our Cambridge facility contains a total of 100,000 square meters of laboratory and office space. The facilities house more than 800 scientists and technology experts, and approximately 1,200 associates in total.

        Several of our discovery research platforms, including Genome and Proteome Sciences, Developmental and Molecular Pathways, Models of Disease, Global Discovery Chemistry, and Epigenetics, are based at our Cambridge headquarters. Disease-area research groups in Cambridge include cardiovascular disease, diabetes and metabolism, infectious disease, oncology and ophthalmology.

        Outside of the Cambridge site, an additional 2,300 scientists and technology experts conduct research in Switzerland, Austria, the UK, Japan and two other US sites. Research is conducted in the areas of neuroscience, autoimmune disease, oncology, cardiovascular disease and respiratory disease at these sites.

In addition, research platforms such as Discovery Technologies are headquartered in the NIBR site in Basel.

        In November 2006 it was announced that a new R&D center will be built in Shanghai, China. Initially, scientists will work in a 5,000 square meter start-up facility that is expected to open in May 2007. Construction of a 40,000 sq. ft. permanent facility will begin in July 2007. The new R&D center will focus on discovering and developing innovative therapies to treat diseases with high unmet medical need in Asia. Its initial focus will be on virally induced cancer and infectious diseases such as liver cancer caused by hepatitis B.

Development program

        The focus of our Development program is to determine whether new drugs are safe and effective in humans. Clinical trials of drug candidates generally proceed through three phases. In Phase I clinical trials, a drug is usually tested with about 20 to 80 normal, healthy volunteers. The tests study the drug's safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II clinical trials, the drug is tested in controlled studies of approximately 100 to 300 volunteer patients (i.e., persons with the targeted disease) to assess the drug's effectiveness and safety, and to establish a proper dose. In Phase III clinical trials, the drug is further tested on larger numbers of volunteer patients (in some cases more than 15,000 patients in total) in clinics and hospitals. In each of these phases, physicians monitor volunteer patients closely to determine the drug's efficacy and to identify possible adverse reactions. The vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. See "—Regulation."

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

        The following provides a summary of the regulatory process in the principal markets served by Pharmaceuticals Division affiliates:

United States

        In the US, applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization in the US. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for marketing in the US market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may file a New Drug Application ("NDA") for the drug. The NDA must contain all the scientific information that has been gathered about the drug and typically includes information regarding the clinical experiences of all patients tested in the drug's clinical trials. A Supplemental New Drug Application ("sNDA") must be filed for a line extension of, or new indications for, a previously registered drug. Throughout the life cycle of a products, the FDA also requires compliance with standards relating to good laboratory, clinical and manufacturing practices.

        Once an NDA is submitted, the FDA assigns reviewers from its biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics staff. After a complete review, these content experts then provide written evaluations of the NDA. These recommendations are consolidated and are used by the Senior FDA staff in its final evaluation of the NDA. Based on that final evaluation, FDA then provides to the NDA's sponsor an approval, or an approvable, or non-approvable letter. If not approved, the approvable and non-approvable letters will state the specific deficiencies in the NDA which need to be addressed. The sponsor must then submit complete responses to the deficiencies in order to restart the review procedure.

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

European Union

        In the EU, there are three main procedures for application for authorization to market pharmaceutical products in the EU Member States, the Centralized Procedure, the Mutual Recognition Procedure and the decentralized procedure. It is also possible to obtain a national authorization for products intended for commercialization in a single EU member state only, or for line extensions to existing national product licenses.

        Under the Centralized Procedure, applications are made to the European Medicines Agency (EMEA) for an authorization which is valid for the European Community. The Centralized Procedure is mandatory for all biotechnology products and for new chemical entities in cancer, neurodegenerative disorders, diabetes and AIDS, and optional for other new chemical entities or innovative medicinal products. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may submit an application to the EMEA. The EMEA then receives and validates the application, and appoints a Rapporteur and Co-Rapporteur to review it. The entire review cycle must be completed within 210 days, although there is a "clock stop" at day 120, to allow the company to respond to questions set forth in the Rapporteur/Co-Rapporteur's Assessment Report. When the company's complete response is received by the EMEA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMEA will then request an Oral Explanation on day 180, in which the sponsor must appear before the EMEA's Scientific Committee (the CHMP) to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is an EU Community decision which is applicable to all Member States. This decision occurs on average 60 days after a positive CHMP recommendation.

        Under the Mutual Recognition Procedure (MRP), the company first obtains a marketing authorization from a single EU member state, called the reference Member State. In the decentralized procedure the application is done simultaneously in selected or all Member States. Subsequently, the company may seek mutual recognition of this first authorization/assessment from some or all of the remaining EU Member States. Then, within 90 days of this initial decision, each Member State reviews the application and can issue objections or requests for additional information. On Day 90, each Member State must be assured that the product is safe and effective, and that it will cause no risks to the public health. Once agreement has been reached, each Member State grants national marketing authorization for the product.

        After the Marketing Authorizations have been granted, the company must submit periodic safety reports to the EMEA (Centralized Procedure) or to the National Health Authorities (MRP). These Marketing Authorizations must be renewed on a 5 year basis.

Japan

        In Japan, applications for new products are made through the Pharmaceutical and Medical Devices Agency (PMDA). Once an NDA is submitted, a review team is formed consisting of specialized officials of

PMDA, e.g. chemistry/manufacturing, non-clinical, clinical and biostatistics. While a team evaluation is carried out, a data reliability survey and Good Clinical Practice inspection are carried out by Office of Conformity Audit of the PMDA in parallel. Team evaluation results are passed to PMDA's external experts who then report back to the PMDA. After a further team evaluation, a report is provided to the Ministry of Health, Labor and Welfare (MHLW), which makes a final determination for approval and refers this to the Council on Drugs and Foods Sanitation (CDFS) which then advises the MHLW on final approvability. Marketing/distribution approvals require a review to determine whether or not the product in the application is suitable as a drug to be manufactured and distributed by a person who has obtained a manufacturing/distribution business license for the type of drug concerned and confirmation that the product has been manufactured in a plant compliant with GMP.

        Once the MHLW has approved the application and has listed its national health insurance price, the company can make the new drug available for physicians to prescribe and obtain reimbursement. For some medications, the MHLW requires additional post-approval studies (Phase IV) to evaluate safety, effects and/or to gather information on the use of the product under special conditions. The MHLW also requires the Sponsor to submit periodic safety update reports. Within three months from the specified re-examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re-examination application to be reassessed its safety and efficacy against approved labeling by PMDA.

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

  •
  Direct efforts to control prices.

  •
  United States. In the US, as a result of the recent Democratic takeover of both houses of Congress, there is a significant risk that the Medicare reform legislation which went into effect in January 2006 will be amended to enable the US government to use its enormous purchasing power to demand additional discounts from pharmaceutical companies.

  •
  Europe. In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, has become very intense. Increasingly high barriers are being erected against the entry of new products. In addition, prices for marketed products are referenced within Member States and across Member State borders, including new EU Member States.

  •
  Japan. In Japan, the government generally introduces price cut rounds every other year, during which the government mandates price decreases for specific products. In 2005, the National Health Insurance price calculation method for new products and price revision rule for existing products were reviewed, and the resulting new drug tariffs were effective beginning April 2006. The Japanese government is currently undertaking a healthcare reform initiative with a goal of curbing national medical expenditures, and is continuing its review of the pricing methods used.

  •
  Regulations favoring generics. In response to rising healthcare costs, many governments and private medical care providers, such as Health Maintenance Organizations (HMOs), have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original branded drug. Other countries have similar laws. We expect that the pressure for generic substitution will continue to increase as a result of the implementation of the Medicare prescription drug benefit which took effect in 2006.

  •
  Cross-Border Sales. Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can legally be re-sold to customers in other EU countries with less stringent price controls, at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other developed countries into the US are currently illegal. However, there are ongoing political efforts at the federal, state and local levels to change the legal status of such imports, and we expect those pressures to intensify in 2007 as a result of the Democratic takeover of Congress.

        We expect that pressures on pricing will continue worldwide, and may increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

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

        In general, published pharmaceutical industry benchmarks show that we are at a comparatively low risk of loss of significant amounts of revenue due to patent expirations. As examples, we have basic patent protection (including extensions) on valsartan (the active ingredient used in our best-selling product Diovan) until 2012 in the US, until 2011 in the major countries of the EU, and until 2013 in Japan. We have basic patent protection (including extensions) on imatinib (the active ingredient used in our leading product Gleevec/Glivec) until July 2015 in the US (also including pediatric extension), until 2016 in the major EU countries, and until 2014 in Japan.

        However, patent protection is no longer available or challenged in several major markets for the active substances used in a number of our Pharmaceuticals Division's leading products:

  •
  Diovan/Co-Diovan/Diovan HCT. The active ingredient in Diovan/Co-Diovan/Diovan HCT(valsartan) is covered by a compound patent through 2012 in the US, and through 2011-13 in other markets. In the US additional patents covering the marketed formulation have been challenged. However, we have not filed suit at this point in time.

  •
  Lotrel is a combination of benazepril hydrochloride and amlodipine besylate. Patent protection for the benazepril substance has expired in the US. Patent protection for the amlodipine besylate substance will expire in the US in March 2007. In addition to these patents, Lotrel is protected by a combination patent in the US until 2017. Generic manufacturers have challenged this patent, and Novartis has sued them. Our actions against two of these manufacturers are currently stayed.

  •
  Lamisil. The active ingredient in Lamisil is covered by a compound patent family which expires in June 2007 in the US; in August 2007 in France; and has expired elsewhere. The US patent had been challenged by a generic manufacturer in the US. The generic manufacturer has since withdrawn its suit and conceded that this patent is valid and enforceable.

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

  •
  Trileptal. Patent protection for Trileptal's active ingredient has expired in major countries. However, a patent has been granted in the US directed to a method of treating seizures with our marketed formulations of Trileptal, which will expire in 2018, and corresponding patent filings are granted or pending in other major countries with the same expiration date. A number of parties have filed applications to market a generic version of Trileptal in the US. Of these, lawsuits have recently been initiated against certain of the generic manufacturers. In Europe, the corresponding granted patent is currently being opposed by certain other generic manufacturers.

  •
  Femara. The active ingredient in Femara is covered by a compound patent which expires in 2011 in the US. A generic manufacturer has challenged this patent and has filed an application for a generic version of Femara in the US. Novartis has filed a lawsuit against the generic manufacturer for patent infringement.

  •
  Voltaren. Voltaren is off-patent. As a result, revenue from Voltaren has declined, and may decline significantly further in the future.

  •
  Exelon. The active ingredient in Exelon is covered by a compound patent (granted to Proterra and licensed to us), which expires in the US in 2012 (as a result of a patent term extension), and which expires in 2011-13 in other major markets. In addition, we hold an isomer patent on Exelon which expires in 2012-14. Three generic manufacturers have filed applications to market a generic version of Exelon in the US. Together with Proterra, we have sued all three parties for patent infringement.

  •
  Visudyne. Basic patent protection for the active ingredient in Visudyne expires in 2011 in the US and in 2014 in other major countries. An academic institution has obtained granted patents for a method of use involving photodynamic therapy and subsequently filed a patent infringement suit against us and our licensor, QLT Phototherapeutics.

  •
  Miacalcin/Miacalcic. The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in most other countries. One generic manufacturer has applied to the FDA for the right to sell a generic version of Miacalcin in the US using the Novartis formulation. We have sued that manufacturer for patent infringement. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin in the US based on a different formulation. We have not sued these companies. Another company's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

  •
  Foradil. Patent protection for Foradil's active ingredient has expired in major countries. As a result, revenue from Foradil has declined, and may decline significantly further in the future.

  •
  Focalin. The specific formulation of Focalin is covered by patents (granted to Celgene and licensed to us) through 2015 in the US and 2018 in other markets. A generic manufacturer has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, we have sued the generic manufacturer for patent infringement.

  •
  Famvir. The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. One generic manufacturer has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. We have sued that manufacturer in the US for infringement of the compound patent.

  •
  Starlix. The active ingredient in Starlix is covered by Ajinomoto patents. The basic US patent will expire in 2009. In the US, additional patents covering the marketed formulation have been challenged by several companies seeking to market a generic version of Starlix. In Europe basic compound protection exists in Germany, France, the UK and Switzerland and will expire in 2011.

  •
  Ritalin LA. Compound patent protection for the active ingredient of Ritalin LA has expired. The specific formulation of Ritalin LA is covered by patents (granted to Celgene and Elan and licensed to us) through 2018 in the US. A generic manufacturer has challenged these patents and has filed an application for a generic version of Ritalin LA in the US. Together with Celgene, we have sued for patent infringement.

        In addition, see "Item 4. Information on the Company—4.B Business Overview—Consumer Health—Intellectual Property" for a description of patent litigation involving the Ciba Vision Business Unit of our Consumer Health Division.

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

VACCINES AND DIAGNOSTICS

        Our Vaccines and Diagnostics (V&D) Division is a leader in the research, development, manufacturing and marketing of vaccines and blood testing equipment. The business of the division is conducted by approximately 20 affiliated companies throughout the world. As of December 31, 2006, the V&D Division employed 3,935 associates worldwide. As of May 2006, financial results of the Division were consolidated into Novartis and achieved net sales of $956 million for the eight-month period, representing 3% of the Group's total sales.

        Vaccines and Diagnostics is a new Division of Novartis formed following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis in April 2006. The Division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer and the second-largest supplier of influenza vaccines in the US. Our vaccine products include meningococcal, pediatric and travel vaccines. Chiron is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools.

        In May 2006, the US government offered key support to V&D for the new technology when the Dept. of Health and Human Services (HHS) awarded us a grant of up to $220 million to support development and manufacturing of a cell culture-derived influenza vaccine in the US. The grant is part of a larger HHS initiative to expand domestic infrastructure for influenza vaccines, as well as ensure domestic capacity to produce 600 million doses of pandemic influenza vaccine within six months of a pandemic declaration. The new Novartis facility would represent up to 150 million doses of that capacity. Part of the HHS grant will support the planning and equipment for the new cell culture- based influenza vaccines manufacturing plant in Holly Springs, North Carolina.

        In June 2006, the Division entered into an agreement with Intercell AG to acquire marketing and distribution rights of IC51, a Phase III vaccine for the prevention of Japanese Encephalitis virus infections. Novartis has the rights to IC51 in the US, Europe and certain markets in Asia and Latin America.

        In addition, we were awarded a one-time tender from the United Kingdom for pre-pandemic H5N1 vaccines. We also submitted a regulatory file to the European Medicines Agency for Marketing Authorization of our novel flu cell-culture based influenza vaccine.

        In July 2006, Chiron signed a multi-year agreement with the American Red Cross for the supply for Nucleic Acid Testing products to the American Red Cross.

        In August 2006, we announced delivery and release of the first shipments of the Fluvirin influenza virus vaccine to the US for the 2006-2007 influenza season. Fluvirin was the first injectable influenza vaccine shipped to the US market in 2006.

        In September 2006, V&D, together with Crucell N.V., received World Health Organization (WHO) pre-qualification for its fully liquid pentavalent vaccine Quinvaxem, combining antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis in children. It is the first internationally available fully-liquid vaccine containing all five of the above antigens to reach the market. The WHO prequalification was a final prerequisite for the combination vaccine to be made available to supranational purchasing organizations.

        In November 2006, the HHS awarded V&D a contract valued at more than $41 million to supply the US government with bulk H5N1 pre-pandemic influenza vaccine against the H5N1 avian influenza strain contributing to the US National Strategic Stockpile of pre-pandemic vaccine. We also submitted a file to the European Medicines Agency for an adjuvanted H5N1 pre-pandemic vaccine.

        In 2006, V&D net sales, for the eight months since its formation, increased by 42% compared to the same period in 2005 reported by Chiron. The business year was characterized by double digit growth in both vaccines and diagnostics, with the return of full scale seasonal influenza vaccine production, one-time government contracts for stockpiling of H5N1 pre-pandemic vaccines and geographic expansion of the diagnostics' nucleic acid blood testing products in Europe as well as the rollout of West Nile Virus tests.

        Since our acquisition of Chiron Corporation in April, we continue to focus our efforts on restructuring the business and creating greater focus in our research and development efforts. In vaccines, our focus is on developing a reliable supply of innovative products in influenza, meningitis and other areas where medical needs for preventive treatments remain. For our manufacturing sites, we continue the integration of the key sites into one global network as well as implementing Novartis quality standards. Our goal is to provide access to life-saving preventive medicines that help protect the lives of people worldwide through leadership, innovation and cutting edge science. We are evaluating the options to grow and transform diagnostics from its current base into a molecular diagnostics unit.

Key marketed products

        The following table describes the key marketed products for V&D. Not all products are available in all markets. Through its joint business with Ortho-Clinical Diagnostics, Chiron develops and markets a line of immunoassay screening, diagnostic, and supplemental hepatitis and retrovirus tests.

Product	Indication

Influenza Vaccines	Indications

Agrippal	Highly purified influenza vaccine for adults and children above six months

Begrivac	A preservative free influenza vaccine for adults and children above six months

Fluad	Influenza immunization for the elderly, especially for patients with chronic conditions like diabetes or cardiovascular or respiratory diseases

Fluvirin	A purified surface antigen influenza vaccine for adults and children four years of age and older

Meningococcal Vaccines	Indications

Menjugate	Meningococcal C vaccine that provides protection and immunologic memory starting from 2 months of age

MeNZB	Geography-specific Meningococcal B Vaccine available in New Zealand

Travel Vaccines	Indication

Encepur Children Encepur Adults	Vaccine proven to be highly effective in protecting against tick-borne encephalitis (TBE). Also known as spring-summer encephalitis, TBE is a viral infection of the central nervous system transmitted by bites of certain kinds of infected ticks

Rabipur/RabAvert	Effective pre-exposure and post-exposure prophylaxis treatment against rabies

Typhoral L	Oral typhoid vaccine

HAVpur	Inactivated Hepatitis A vaccine

Pediatric Vaccines	Indication

IPV-Virelon	Active immunization against poliomyelitis for individuals aged 2 months and over

Polioral	Live, attenuated, oral poliomyelitis vaccine (Sabin) containing attenuated poliomyelitis virus types 1, 2 and 3

TD-Virelon	Tetanus—Diphtheria

Dif-Tet-All	Tetanus—Diphtheria

Adsorbed Diphtheria Vaccine Behring for children	Diphtheria

Vaxem Hib	Active immunization against invasive illnesses caused by H. influenza type b, such as meningitis, pneumonia and epiglottitis

Quinvaxem	Fully-liquid pentavalent vaccine combining antigens for protection against five childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b

Adult Vaccines	Indication

Tetanol pur	Tetanus

Tetanol	Tetanus

Adsorbed Diphtheria Vaccine Behring for adults	Diphtheria

Td-pur	Tetanus—Diphtheria

Td-Virelon	Tetanus—Diphtheria—Polio

Dif-Tet-All adult use	Tetanus—Diphtheria

Blood testing	Indication

PROCLEIX WNV Assay	Provides blood centers with a powerful combination for blood screening with unique NAT technology

PROCLEIX HIV-1/HCV Assay	Provides blood centers with a powerful combination for blood screening with unique NAT technology

PROCLEIX ULTRIO Assay	Designed to detect HIV-1, HCV and HBV simultaneously in a single tube (HBV screening under further regulatory review in the US)

PROCLEIX System	semi-automated instrument solutions supporting NAT assay test

PROCLEIX TIGRIS System	fully automated instrument solutions supporting NAT assay test

PROCLEIX CPT Pooling Software	Software optimize the screen performance of PROCLEIX instruments

PROCLEIX NAT TRACKER	Software optimize the screen performance of PROCLEIX instruments

Products in Development

Vaccines

Therapeutic area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/Current phase
Influenza	Optaflu	Flu Cell culture based trivalent seasonal influenza vaccine	EU submitted; US > 2008/Phase II

	Agrippal	Egg-based trivalent seasonal influenza vaccine	EU registered; US Q4 2007

	Fluad	Adjuvanted egg-based seasonal influenza vaccine	EU registered; US 2008

	H5N1 vaccine	Adjuvanted egg-based H5N1 vaccine	EU submitted US Phase II

Meningitis	MenACWY	Quadrivalent meningitis vaccine	> 2008/Phase III

	MenB	Recombinant meningitis B vaccine	> 2008/Phase II

HCV		Therapeutic HCV vaccine	Phase I
		Prophylactic HCV vaccine	Phase I

Diagnostics

Therapeutic area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/Current phase
Blood Testing	vCJD Assay	enhanced immunoassay to detect abnormal protein particles in blood and blood products that cause variant Creuzfeldt-Jakob Disease (vCJD), or mad cow disease	TBD

	Enzymatic Conversion System	enzymatic conversion system to convert A, B and AB red blood cells to enzyme-converted group O RBCs, which are being developed to be transfused to all individuals, regardless of blood type, without transfusion reaction	> 2008

	PROCLEIX TIGRIS System.	Fully automated instrument solution supporting NAT assay tests	EU registered, US submitted

	PROCLEIX ULTRIO Assay	NAT assay designed to detect HIV-1, HCV and HBV through single testing process	US submitted, EU registered (CE mark)

Prinicipal Markets

        The principal markets for V&D include the US and Europe. Sales to countries without V&D affiliated offices are also credited through the local organizations of production origin.

Vaccines and Diagnostics	Net Sales 2006 (Since April 20, 2006 acquisition date)
	($ millions)	(%)
United States	462	48
Americas (except the United States)	13	1
Europe	381	40
Rest of the World	100	11

Total	956	100

        Sales of certain vaccines, including influenza and tick borne encephalitis vaccines are subject to seasonal variation.

Production

        We manufacture our vaccines products at four facilities in Europe and Asia. Our principal production facilities are located in Liverpool, UK; Marburg, Germany; Siena and Rosia, Italy; and Ankleshwar, India. We continue to invest and upgrade these sites to ensure that previously initiated remediation efforts are completed and meet Novartis standards. In addition, certain conjugation and chemistry activities for vaccines are performed at our Emeryville, California site. V&D's predecessor, Chiron, has experienced supply interruptions in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen events. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we or our suppliers fail to comply fully with such regulations then there could be a recall or government-enforced shutdown of production facilities, as experienced by Chiron in 2004, which in turn could lead to product shortages.

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

        Each year new influenza vaccines need to be produced in order to confer effective protection against the current circulating strains of the virus, which can change from year to year. Global surveillance of influenza viruses is conducted throughout the year by the WHO Influenza Surveillance Network, which provides us with information on currently circulating strains and identifies the appropriate strains to be included in next season's influenza vaccine. Each year, the European Medicines Agency and the US Centers for Disease Control then confirm the vaccine composition for the coming season for the northern hemisphere and the Australian Therapeutic Goods Administration for the southern hemisphere.

Marketing and Sales

        Our vaccine marketing and sales organizations are based in Germany, United Kingdom, Italy and the United States. We are also expanding operations in China and India. Novartis Vaccines sells products from multiple therapeutic areas including influenza, meningococcal, travel, pediatric and adult vaccines. Not all products are available in all markets but overall a significant percentage of sales are derived from vaccines for influenza and tick-born encephalitis. In the United States, we market influenza and rabies vaccines through a network of wholesalers and distributors. Direct sales efforts are focused on public health, distributor channels, and non-traditional channels, e.g., employers, chain drug headquarters and service providers. The United States sales and marketing offices are located in Philadelphia, Pennsylvania but will be relocating to Cambridge, Massachusetts during 2007.

        Novartis is dedicated to preventing the spread of infectious diseases through the development of novel blood screening tools. Novartis is an established player in the worldwide blood bank industry and markets instrument systems and specific tests which screen donated blood for such viruses as HIV and HCV through direct detection of viral RNA or DNA. The company's commercial focus is exclusively on blood banks worldwide where there is significant competition especially from established players in the diagnostic market and various in-house efforts to develop assays for local blood screening. With roughly half of world wide blood donations not being subjected to state of the art viral nucleic acid screening—a large part of the company's marketing efforts will be directed toward increasing the practice of viral nucleic acid screening using its proprietary systems in emerging areas of the world. Novartis will continue to differentiate itself in the blood screening market through the continued adoption of increasingly automated systems and by the development of additional tests designed to increase further the safely of donated blood worldwide.

Competition

        The global market for products of the type sold by our Vaccines and Diagnostics Division is highly competitive, and we compete against other major international corporations with substantial financial and other resources. Competition within the industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development.

        There is no guarantee that any product, even with patent protection, will remain successful if another company develops a new product offering significant improvements over existing therapies.

Research and Development

        Our goal in the Vaccines and Diagnostics Division is to provide access to life-saving preventive medicines that help protect the lives of people worldwide. To discover and develop new and novel vaccines, intensive research, technical and development work is required in order to assess a compound's potential, as well as immunogenicity and safety. While research and development costs for vaccines traditionally were not as high as for pharmaceuticals, a robust clinical program including Phase I to Phase III must be performed by the manufacturer to obtain a license for commercialization.

        In vaccines, we have developed a strong pipeline focused on four core areas: influenza, meningitis, pediatric and travel vaccines.

        Similarly, in blood testing, robust clinical programs are required to assess and validate the assays before a commercial license is granted by regulatory authorities.

        In 2006, the Vaccines and Diagnostics Division invested $148 million in research and development, which amounted to 15.5% of net sales. We had long-term research commitments totaling $16 million, in the aggregate as of December 31, 2006. We intend to fund these expenditures from internally generated resources.

Regulation

        Our vaccines products are subject to essentially the same regulatory procedures as are the products of our Pharmaceuticals Division. See "Pharmaceuticals—Regulation." In the US, a company seeking approval of a vaccine submits a Biologics License Application ("BLA") for the vaccine, rather than an NDA. Subsequently, the BLA follows substantially the same path for approval as does an NDA. In addition, new registrations for seasonal flu vaccines must be validated and submitted every year, based on the influenza strains provided by WHO and the Centers for Disease Control needed for the growth of the vaccine.

        Diagnostics products are regulated as medical devices in the US and the EU. These jurisdictions each have risk-based classification systems that determine the type of information which must be provided to the local regulators in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) and a Pre-Market Notification (510(k)) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Under Pre-Market Notification (510(k)), the manufacturer submits notification to the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another product already on the market. The FDA has 90 days to review and clear a 510(k) submission. For specific diagnostics products that are sold into blood banks, or sold for diagnosis of HIV-1 infection, applications are submitted for review by the CBER branch of FDA. Under such review, the product is considered a biologic until such time as approval is received, at which time the product becomes a medical device. For products used specifically for screening of blood donors, or biologic reagents sold for further manufacturing use, the medical device is subject to Licensure (as opposed to "approval" by the CBER division). The submission for this purpose follows the same requirements as Vaccines; a Biologic License Application is submitted to CBER. CBER has 240 days to review a BLA.

        In the EU, the CE marking is required for all medical devices sold. By affixing the CE marking, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device

Directive. Within the IVD Directive for use in the EU, products listed into Annex II, List A or B are subject to review and prior approval by a Notified Body. All other products not listed in this Annex are subject to Self-Certification by the manufacturer, a process that requires confirmation of performance to appropriate standards resulting in a Declaration of Conformity and notification to appropriate Competent Authorities in the EU indicating intent to market the product. For this purpose, Novartis Vaccines & Diagnostics maintains a full Quality Assurance system and is subject to routine auditing by a certified third party ("Notified Body") to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of the ISO quality systems' standard ISO 13485.

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

SANDOZ

        Our Sandoz Division is a world leader in the development, manufacturing and marketing of pharmaceutical products and substances that are no longer protected by patents. The business of Sandoz is conducted by affiliated companies in 110 countries. Sandoz was a business unit of our Consumer Health Division and became a separate division on January 1, 2005. As of December 31, 2006, the affiliates of the Sandoz Division employed 21,117 associates worldwide. In 2006, the Sandoz Division achieved consolidated net sales of $6 billion, which represented 16% of the Group's total net sales.

        Sandoz maintains a Retail Generics activity and an Anti-Infectives activity. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms that are no longer protected by patents. Retail Generics includes the development and manufacture of biopharmaceuticals. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use in Retail Generics and for sale to third-party customers. Sandoz is one of the leading manufacturers of antibiotics in Europe.

        In July 2006, we signed an exclusive collaboration agreement with Momenta Pharmaceuticals, Inc., a biotechnology company specializing in the characterization and engineering of complex pharmaceuticals, to develop complex generics and follow-on biotechnology pharmaceuticals. As part of the arrangement, Sandoz purchased approximately 4.7 million shares of Momenta common stock for an aggregate price of $75 million. Sandoz and Momenta plan to jointly develop, manufacture and commercialize four drug candidates in the collaboration. The two companies will share profits from the sales of all four products under separate arrangements for each project. In addition, both companies have agreed to routinely review other complex generic and follow-on product candidates for inclusion in the collaboration. Momenta is eligible to receive milestone payments.

        In 2005, we acquired two leading generic pharmaceutical companies—Hexal AG and Eon Labs, Inc., the integration of which into Sandoz is now largely completed. The two companies were acquired for approximately $8 billion in all-cash transactions, joining three premier generics enterprises that combine the Sandoz global geographic presence and expertise in Retail Generics and Anti-Infectives, Hexal's leadership in Germany and strong track record of successful product development, and Eon Labs' strong position in the US for "difficult-to-make" generics. The acquisition of Hexal was completed in June 2005, while the purchase of 100% of Eon Labs was completed in July 2005. With these acquisitions, Sandoz has a portfolio of more than 840 compounds in more than 5,000 dosage forms. Annual cost synergies totaling $200 million are anticipated within three years from closing, with 50% expected to be achieved in the first 18 months.

        In August 2004, we acquired Sabex Holdings Ltd., a Canadian generics company with a leading position in injectable products. This acquisition provided Sandoz with strong growth opportunities in injectable generics. It also gave Sandoz an operational presence in Canada, the world's sixth largest generics market, and offered the opportunity to increase sales in Canada of our existing portfolio of solid dosage form products.

        In June 2004, we acquired the Danish generics company Durascan A/S from AstraZeneca plc. This acquisition provided Sandoz with a leadership position in the Danish market. In addition, Durascan's broad portfolio of generic products offered growth opportunities for Sandoz throughout the Nordic region.

        In 2006, Sandoz total net sales advanced by 27% thanks to strengthening positions in fast-growing generics markets, especially in Europe, as well as successful new product launches, many of which are difficult-to-make products. Also supporting growth were the Hexal and Eon Labs acquisitions in 2005.

        Anti-Infectives continued to strengthen its leading position in the field of penicillins (like the combination amoxicillin/clavulanic acid) and cefalosporin intermediates and active pharmaceutical ingredients sold to industrial customers. Despite an ongoing competitive environment, Anti-Infectives achieved solidly positive results, strongly supported by major initiatives including key customer management and programs designed to reduce manufacturing costs. With the internal supply of active pharmaceutical ingredients, Anti-Infectives strongly supports the Sandoz antibiotics Retail Generics activities.

        In biopharmaceuticals, we continued our efforts to develop and manufacture these follow-on protein products. We have more than 20 years of biotech experience in the development and manufacture of biotechnology products for third parties. We intend to leverage that experience and technology to develop, manufacture and market high-quality biopharmaceutical products such as protein hormones and other human proteins, and to sell them as substitutes for branded ones after their patents have expired. With our emerging follow on biopharmaceuticals portfolio, we are taking a leadership role in the debate over appropriate regulatory policies for follow-on biologics in Europe and the US. We are determined to contribute to the availability of safe and effective biopharmaceuticals. Sandoz has demonstrated its leading position in the field of follow-on biologics by being the first company to have such products approved in the US, Europe, and Australia.

        Our recombinant human growth hormone Omnitrope, a biopharmaceutical product we developed, received marketing authorization in Australia in September 2004 and was launched there in November 2005. In April 2006, the European Commission granted Marketing Authorization for Omnitrope and the product was launched in the same month in Germany, followed in November by the UK and the Netherlands in December. In the US, we received regulatory approval for Omnitrope in May 2006. We are now preparing to launch Omnitrope in the US.

Recently Launched Products

        The following is a summary of the most important products launched by Sandoz in 2006:

  •
  Omnitrope (a generic version of Somatropin®), a recombinant human growth hormone, was launched in Germany in April, in the UK in November and in the Netherlands in December 2006.

  •
  Metronidazole V Gel (a generic version of Flagyl®), a treatment for certain vaginal and urinary tract infections in men and women, was launched in the US in November 2006.

  •
  Metropolol Succinate ER (a generic version of Toprol-XL®), a treatment for high blood pressure was launched in the US in December 2006.

  •
  Ondansetron Hydrochloride Injection (a generic version of Zofran®), used for the prevention of nausea and vomiting caused by radiation therapy and chemotherapy for cancer, was launched in the US in November 2006; Ondansetron Tablets were launched in December 2006.

  •
  Clarithromycin ER (a generic version of Biaxin®), an antibiotic, was launched in the US in December 2006.

  •
  Simvastatin (a generic version of Zocor®), a cholesterol-lowering treatment, was launched in the US in December 2006.

Key Marketed Products

        The following tables describe the key marketed products for Sandoz. Not all products are available in all markets.

Retail Generics

Product	Originator Drug	Description
Amoxicillin/clavulanic acid	Augmentin®	Anti-infective
Omeprazole	Prilosec®	Ulcer and heartburn treatment
Citalopram	Celexa®	Anti-depressant
Loratadine	Claritin®	Antihistamine
Atenolol	Tenoric®	Anti-hypertension
Penicillin		Anti-infective
Lisinopril	Prinivil®	ACE inhibitor
Ranitidine	Zantac®	Anti-ulcerant
Metformin	Glucophage®	Anti-diabetic
Terazosin	Hytrin®	Anti-hypertension and benign prostatic hyperplasia
Enalapril	Lexxel®	ACE inhibitor
Metoprolol	Lopressor®	Anti-hypertension
Fentanyl	Duragesic®	Analgesic
Simvastatin	Zocor®	Cholesterol lowering treatment
Azithromycin	Zithromax®	Anti-infective

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones
Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Principal Markets

        The principal markets for Sandoz are the two largest generics markets in the world: the US and Europe. The following table sets forth the aggregate 2006 net sales of Sandoz by region:

Sandoz	Net Sales 2006
	($ millions)	(%)
United States	1,548	26
Americas (except the United States)	376	6
Europe	3,430	58
Rest of the World	605	10

Total	5,959	100

        Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti-infective products are subject to seasonal variation. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        We manufacture our Sandoz products at 44 production facilities around the world. Among these, our principal production facilities are located in Barleben and Radebeul, Germany; Kundl, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe, India; Boucherville, Canada; Cambé, Brazil; and Gebze, Turkey. In addition, during 2006, the former Pharmaceuticals Division production facility located at Taboão da Serra, Brazil was transferred to the Sandoz Division. Transfer of operations at this facility is in process. While we have not experienced material supply interruptions in the past, we were faced in 2006 with stock outs which lead to lost sales. No assurance can be made that supply will not be interrupted again in the future as a result of unforeseen circumstances. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we or our third-party suppliers fail to comply fully with such regulations this could result in a recall or a government-enforced shutdown of production facilities, which in turn could lead to product shortages.

        Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art and cost-competitive processes within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, such as sterile processing. Many follow-on biologics are manufactured using recombinant DNA derived technology by which a gene is introduced into a host cell which will produce the human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current and develop new manufacturing processes.

        Where possible, our policy is to maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers, and competitive material sourcing can be assured. However, our ability to do so may at times be limited by regulatory requirements. We monitor market developments that could have an adverse affect on the supply of essential active pharmaceutical ingredients. All active pharmaceutical ingredients we purchase must comply with high quality standards.

        We obtain agricultural raw materials such as flours and sugars from multiple suppliers based in the EU. We obtain chemicals and other raw materials from suppliers around the world. The raw materials we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts.

Marketing and Sales

        In Retail Generics, we have a broad portfolio of generic pharmaceutical products that we sell to wholesalers, pharmacies, hospitals, and other healthcare outlets. Depending on the structure of the local market, customers are supplied with finished dosage forms either by the field service team of the local Sandoz affiliate or by established partners or joint venture associates.

        Anti-Infectives supplies Retail Generics and the pharmaceutical industry worldwide with active pharmaceutical ingredients and their intermediates, mainly in the field of antibiotics.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations (HMOs), have instituted reimbursement schemes that favor the substitution of generic pharmaceutical products for bioequivalent branded pharmaceutical products. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic product for the brand-name version of the product. In Europe, the use of generic pharmaceuticals is growing, yet in some EU countries, reimbursement practices do not create an efficient incentive for generic substitution. As a result, generic penetration rates in many European countries are still below those reached in the US.

        For follow-on protein products, the regulatory pathways for approving such products are newly-established or are still in development. As a result, policies concerning the substitutability of such products for the branded version and regarding reimbursement for the generic product are still undefined in many markets.

Competition

        The market for generic products is characterized by increasing demand for high-quality pharmaceuticals that can be produced at lower costs due to minimized initial research and development investments. Increasing pressure on healthcare expenditures and numerous patent and data exclusivity period expirations have created a favorable market environment for the generics industry. This positive market trend, however, brings increased competition among the companies selling generic pharmaceutical products, leading to ongoing price pressure on generic pharmaceuticals.

        In addition, research-based pharmaceutical companies have responded to the increased competition from generic products by licensing their branded products to generic companies (the so-called "authorized generic"). By doing so, research-based pharmaceutical companies participate in the conversion of their branded product, once generic conversion begins. Consequently, generic companies that were not in a position to compete on a specific product are allowed to enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (See "—Regulation"). The company that launches an authorized generic typically enters the market at the same time as the generic exclusivity holder. This tends to reduce the value of the exclusivity for the company that invested in creating the first generic. Furthermore, certain research-based companies continually seek new ways to protect their market franchise and to decrease the impact of generic competition. For example, recently some research-based pharmaceutical companies have reacted to generic competition by decreasing the prices of their branded product, thus seeking to limit the profit which the generic companies can earn on the competing generic product.

Research and Development

        Before a generic pharmaceutical may be marketed, intensive technical and clinical development work must be performed in order to demonstrate in bio-availability studies the bio-equivalency of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals are much lower than those of the established counterparts, as no Phase I to Phase III clinical trials must be performed by the generic competitor. As a result, pharmaceutical products for which the patent and data exclusivity period has expired can be offered for sale at prices much lower than those of products protected by patents and data exclusivity, which must recoup substantial basic research and development costs through higher prices over the life of the product's patent and data exclusivity period.

        For follow-on protein products, in many countries, the regulatory pathways for approving such products are still in development. However, at least for certain biopharmaceutical products, Phase I to Phase III clinical trials do appear to be required.

        Currently, the affiliates of the Sandoz Division employ more than 1,000 Development and Registration staff who explore alternative routes for the manufacture of known compounds and who develop innovative dosage forms of generic medicines. These associates are based worldwide, including major facilities in Holzkirchen and Rudolstadt, Germany; Kundl and Schaftenau, Austria; Menges and Ljubljana, Slovenia; Kolshet, India; Boucherville, Canada; Wilson, North Carolina.

        In 2006, Sandoz invested $477 million in product development, which amounted to 8% of net sales. We had long-term research commitments totaling $20 million in the aggregate as of December 31, 2006. We intend to fund these expenditures from internally generated resources.

Regulation

        The Hatch-Waxman Act in the US (and similar legislation in the EU and in other countries) eliminated the requirement that generic pharmaceutical manufacturers repeat the extensive clinical trials that are required for originator products, so long as the generic version could be shown in bio-availability studies to be of identical quality and purity, and to be biologically equivalent to the reference product.

        In the US, the decision whether a generic pharmaceutical is bioequivalent to the original branded product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product's manufacturer. The process typically takes approximately eighteen months from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the innovator, or to certify that such patents are invalid. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30-month delay in the approval of the generic product in order to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch-Waxman Act provides those applicants with 180-days of marketing exclusivity to recoup the expense of challenging the innovator patents. However, amendments to the Hatch-Waxman Act may affect the availability of generic marketing exclusivity in the future. The amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the EMEA under the Centralized Procedure, or by a single Member State, after which the MRP, as a decentralized procedure, may be followed. See "Pharmaceuticals—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's patent. After a period of from six to ten years (depending on the Member State) after the product received a marketing authorization in the EU, the generic company may submit its Abridged Application in reliance upon the data submitted by the medicine's innovator, without the necessity of conducting extensive Phase III clinical trials of its own. According to recent legislation, for all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator in support of its application for a marketing authorization for the reference product will now be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator that show a significant clinical benefit in comparison to the existing therapies. Because this recent legislation extended the ten-year protection period throughout the EU and offered the opportunity for an extension of the existing data protection period, it is possible that future launches of generic products will be delayed in certain in EU countries.

Intellectual Property

        Wherever possible our products are protected by our own patents. Among other things, patents may cover the products themselves, including the product's active substance and its formulation. Patents may also cover the processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the products. Patents also may cover particular uses of a product, such as its use to treat a particular disease or its dosage regimen. It is our policy to seek the broadest possible protection for significant product developments in all major markets.

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

        In addition, we face the risk that generic competitors may file patents to protect product developments that could block Sandoz own development projects. If this were to occur, we could be forced to terminate a development program, which would require us to write off any resources invested in that project, and incur a loss of revenue.

        We are currently involved in litigation in a number of countries with affiliates of AstraZeneca plc regarding omeprazole, our generic version of AstraZeneca's Prilosec®. We launched omeprazole in the US in August 2003. While some of the European cases have been decided on in our favor, many of the cases, including the cases pending in the US, may continue for some time. We believe that we will be successful in these lawsuits. However, should AstraZeneca succeed in any or all of the lawsuits, then AstraZeneca will likely seek to recover from us its lost profits for sales it would have made had our product not been on the market.

CONSUMER HEALTH

        Our Consumer Health Division is a world leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. Created in January 2002, the Consumer Health Division continuing operations consists of the following four Business Units:

  •
  Over-the-Counter (OTC) self-medication

  •
  Animal Health

  •
  Gerber

  •
  CIBA Vision

        As of December 31, 2006, the affiliates of our Consumer Health Division continuing operations employed 17,658 associates worldwide. In 2006, the affiliates of our Consumer Health Division achieved consolidated net sales from continuing operations of $6.5 billion, which represented 18% of the Group's total net sales from continuing operations.

        Our Consumer Health Division places considerable emphasis on the development of strong, consumer-oriented and trustworthy brands. To deliver accelerated sales growth and to achieve leadership positions in the fields in which we compete, our Consumer Health Division seeks to give voice to the consumer and to determine the needs and desires of consumers.

        In the dynamic world of consumer healthcare, consumers are becoming more knowledgeable about health and the benefits of self-medication and balanced nutrition. The success of each Business Unit depends upon its ability to anticipate and meet the needs of consumers and health professionals worldwide.

        The Medical Nutrition Business Unit was previously included in the Consumer Health Division, but has been classified as a discontinuing operation in all periods in the Group's consolidated financial statements, as a consequence of announcements during 2006 to divest the activities of this Business Unit. On February 17, 2006, Novartis completed the sale of Nutrition & Santé for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million. On December 14, 2006, Novartis announced the signing of a definitive agreement to divest the balance of the Medical Nutrition Business Unit to Nestlé S.A., Switzerland for $2.5 billion. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007.

        Sandoz (generics) was a Business Unit of the Consumer Health Division until December 31, 2004, after which time it became a separate Division. The results of the Consumer Health Division do not include Sandoz' sales.

        The following is a description of the four Consumer Health Division Business Units, and of the Medical Nutrition discontinuing operation:

  •
  OTC is a world leader in offering products for the treatment and prevention of common medical conditions and ailments, to enhance people's overall health and well-being. The business of OTC is conducted by a number of affiliated companies in more than 50 countries with 4,495 associates as of December 31, 2006. The OTC business focuses on a group of strategic global brands in leading product categories that include cough, cold and allergy treatments (Triaminic and NeoCitran/TheraFlu), headache relief (Excedrin), pain relief (Voltaren), gastrointestinal treatments (Benefiber/NovaFibra and Ex-Lax), dermatological treatments (LamisilAT), anti-gas treatments (Gas-X), vitamin supplements (sold by OTC under the Sandoz brand name) and smoking cessation treatments (Nictonell/Habitrol). In August 2005, we significantly strengthened our OTC business in the US by acquiring the OTC business of Bristol-Myers Squibb, including Excedrin. In addition, in December 2005, we signed an agreement with TAP Pharmaceutical Products to acquire the right to develop an OTC version of the prescription drug Prevacid®, one of the leading medicines for acid reflux disease and heartburn.

  •
  Animal Health offers products and services to save, prolong and improve animal lives, focusing on both companion and farm animals (including farmed fish). The business of Animal Health is conducted by affiliated companies in 38 countries with 2,501 associates as of December 31, 2006. Animal Health has a dedicated research and development team, which benefits from synergies with other Novartis businesses, most notably research in the Pharmaceuticals Division. Key products for companion animals include Atopica (atopic dermatitis management), Deramaxx (pain relief) and Sentinel/Milbemax/Interceptor (intestinal and heart worm control), while leading farm animal products include the farm fly control product Agita and the therapeutic anti-infective Tiamutin/Denagard, an effective broad-spectrum antimicrobial used to treat and control bacteria in swine. Acquaculture products include vaccines and treatments mainly used in salmon farming. In October 2005, Animal Health acquired the North American rights to the Denagard (tiamulin) franchise from Boehringer Ingelheim Vetmedica, Inc. Novartis previously had the rights to market this compound in all key swine markets outside North America.

  •
  Since 1928, Gerber has been committed to helping parents raise happy, healthy babies. Gerber does extensive scientific research aimed at understanding and improving infant and toddler nutrition and development. It is the leading baby food brand in the US with more than 200 food products. Gerber products are also marketed in several other countries. The business of Gerber is conducted by affiliated companies in more than 50 countries. As of December 31, 2006 Gerber employed 4,547 associates. In 2006, Gerber launched 89 new or renovated products, the largest in Gerber's 78-year history. Some of the highlights include the launch of Gerber Organic Baby Food, a full-line of organic food with products including cereals, purees, and toddler foods. Additionally, Gerber introduced Lil' Soups, a wholesome food for toddlers that contains less sodium than leading canned soups. Through Gerber's "Start Healthy, Stay Healthy" campaign, it continues to proactively address the obesity epidemic in the US. Together with the American Dietetic Association, Gerber introduced a set of dietary guidelines for babies and toddlers under the age of two years. The aim of Start Healthy, Stay Healthy is to provide parents and nutrition professionals with practical advice about the importance of beginning, and instilling, healthy eating habits early in life. Gerber also manufactures a baby-care line featuring nursing and feeding aids, wellness products such as lotions and washes and offers life insurance products.

  •
  CIBA Vision is a global leader in the research, development, and manufacturing of contact lenses and lens care products. The business of CIBA Vision is conducted by affiliated companies in nearly 40 countries with 6,071 associates as of December 31, 2006. CIBA Vision is committed to the research and development of innovative products, processes and systems. R&D efforts have produced lenses such as O2OPTIX/AIR OPTIX and NIGHT & DAY, both of which have high-oxygen transmissibility, and Focus DAILIES daily disposable lenses. CIBA Vision is also the world's leading provider of cosmetic contact lenses to change and enhance eye color through products such as FreshLook lenses. In lens care, CIBA Vision has developed many innovative products, particularly multi-purpose solutions in one bottle such as AQuify/SOLO-care AQUA and the Clear Care/AOSEPT Plus peroxide system.

  •
  Medical Nutrition (discontinuing operations) is a global leader in the growing medical nutrition market. The business of Medical Nutrition is conducted by affiliated companies in 47 countries with 1,946 associates worldwide as of December 31, 2006. Medical Nutrition offers high-quality medical nutrition products, devices and services ranging from standard to disease-specific products that improve health and quality of life for all age groups. This broad range of supplements, enteral tube feedings and food provides essential nutrients for good nutrition when illness or disabilities limit a person's ability to eat a balanced diet. These products include the oral nutritional liquid supplements Boost and Resource as well as Compat, a range of devices to deliver tube feeds to the gastrointestinal tract. In February 2006, we divested the Nutrition & Santé business that was formerly reported within the Medical Nutrition Business Unit results. In February 2005, we reached a settlement with the US Attorney for the Southern District of Illinois in connection with the federal government's investigation of the enteral nutrition industry.

Principal Markets

        The principal markets for the Consumer Health Division are the US and Europe. The following table sets forth the aggregate 2006 net sales of the Consumer Health Division by region:

Consumer Health	Net Sales 2006
	($ millions)	(%)
United States	3,063	41
Americas (except the United States)	689	9
Europe	2,112	28
Rest of the World	676	9

Net sales from continuing operations	6,540	87
Net sales from discontinuing operations	989	13

Total net sales	7,529	100

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

        Animal Health: Approximately 80% of our production volume is manufactured by third parties and Novartis affiliates in other Divisions or Business Units. Animal Health has production facilities of its own located around the world, with main sites in Wusi Farm, China; Dundee and Braintree, UK; Larchwood, Iowa; and Huningue, France.

        Gerber: Gerber operates its own production facilities in North America, South America and Eastern Europe for nutrition and Baby Care products. Major production sites are in Fremont, Michigan; Fort Smith, Arkansas; Reedsburg, Wisconsin; Querétaro, Mexico; Rzeszow, Poland; Cartago, Costa Rica and Valencia, Venezuela. In addition, Gerber contracts with 17 companies in the US and 23 globally for the manufacture of our nutrition products, and with 48 companies for our Baby Care products.

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

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we, or our third party suppliers, fail to comply fully with such regulations, then there could be a government-enforced shutdown of production facilities, which in turn could lead to product shortages. Some of our production facilities are unionized, including some Gerber and CIBA Vision facilities. We have experienced supply interruptions in the past and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. In late 2005, CIBA Vision experienced a significant, but non-material temporary halt in lens care product production, which impacted supply. The issue was successfully resolved, and CIBA Vision resumed lens care product production in early 2006. In early 2007, CIBA Vision initiated a voluntary trade-level recall of selected lots of spherical O2OPTIX/AIR OPTIX (lotrafilcon B) contact lenses distributed primarily in the US, and to a lesser degree in other countries, excluding Japan. No other CIBA Vision lenses are involved with this recall. CIBA Vision has notified the appropriate health authorities of this voluntary trade-level recall.

        While production practices may vary from Business Unit to Business Unit, we generally obtain our raw materials from sources around the world. We depend to a large extent on suppliers for the raw materials, intermediates and active ingredients. To limit the volatility of prices charged to us for raw materials, where practical and beneficial, we make use of long-term supply agreements. We also proactively monitor markets and developments that could have an adverse effect on the supply of essential materials.

Marketing and Sales

        OTC: OTC aims to be a leading global participant in fulfilling the needs of patients and consumers for self-medication healthcare. Strong, leading brands, science-based products and in-house marketing and sales organizations are key strengths in pursuing this objective. We engage in general public relations activities, including media advertisements, brand websites and other direct advertisements of brands, to the extent permitted by law in each country. We distribute our products through various channels such as pharmacies, food, drug and mass retail outlets.

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

        Gerber: The mission of the Gerber Business Unit is to leverage our brand leadership of trust in helping parents raise happy, healthy babies into the leading infant and baby brand around the world. Gerber continues to work with the government and experts in the field of nutrition under its "Start Healthy, Stay Healthy" campaign to help parents start their babies on a lifetime of healthy eating habits. Strong brands and innovative product development that is based on sound nutrition principles, as well as in-house marketing and sales organizations are some of Gerber's key strengths. Gerber products are distributed through food, drug and mass merchandiser retail outlets.

        CIBA Vision: In most countries, contact lenses are available only by prescription. CIBA Vision lenses can be purchased from eye care professionals and optical chains subject to country regulation. CIBA Vision's lens care products can be found in major drug, food, mass merchandising and optical retail chains in the United States, Europe, Japan and elsewhere subject to country regulations. In addition, mail order and Internet sales of contact lenses are becoming increasingly important channels in major markets worldwide.

        Medical Nutrition: The majority of the Medical Nutrition Business Unit's net sales are to healthcare delivery settings such as hospitals and nursing homes as well as home healthcare and group purchasing organizations. Our products are also used independently by patients at home. We also have a significant level of retail business, principally in the US market. This retail business benefits from a collaboration with the Gerber sales force of our Gerber Business Unit, which markets the Boost brand in the US retail channel. In addition, in the US, outpatient consumers can purchase our products directly through our Walgreens partnership, by means of a toll-free telephone call or the Internet.

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

        Gerber: Gerber's Research and Development department uses a multi-faceted approach to deliver consumer innovation by developing new processes, products and packaging for the nutrition, Baby Care and Wellness franchises. In addition, Gerber Research and Development oversees research regarding the needs of infants and their development. For example, as a part of the "Start Healthy, Stay Healthy" campaign, Gerber's Feeding Infants and Toddlers Study (FITS) analyzed the feeding habits and nutrient intake of a cross-sectional, random sample of more than 3,000 US children ranging from four to 24 months of age. The results of this study were published in January 2004, in a special supplement to the Journal of the American Dietetic Association. In January 2006, new findings from FITS showed that toddlers are consuming too much sodium and inadequate amounts of potassium. Gerber commissioned the survey in response to the growing obesity epidemic in the US, in order to better understand eating habits early in life when they are being formed. FITS is the largest scientific study of its kind ever conducted and fills a critical gap in knowledge. The findings have formed the core of the "Start Healthy, Stay Healthy" campaign.

        CIBA Vision: CIBA Vision invests substantially in internal research and development operations, which yield new chemistries, lens designs and surfaces, and processing technologies. These resources are complemented by licensing agreements and joint research and development partnerships with third parties. For contact lenses our key focus is in three areas: daily disposable contact lenses, silicone hydrogel lenses and cosmetic lenses. In lens care, our development efforts focus on making our lens care solutions more convenient to use, especially with the latest generation of breathable, high-oxygen transmissible contact lenses, while ensuring that the solutions provide the safety and cleaning power needed to help maintain ocular health.

        Medical Nutrition: The Medical Nutrition research and development function is responsible for generating new products and therapies based on the needs of the market. Concepts are developed into prototypes using new and existing ingredients, processes, and packaging. Prototypes are scaled from bench-top to pilot plant to production scale. Product attributes are validated through clinical trials under the direction of our Research and Development team, in order to determine whether the product is safe and well-tolerated. Label claims, label designs, and regulatory compliance issues are also addressed. On-going product quality is monitored and improved through specification development, testing, and corrective and preventative action.

        In 2006, the Consumer Health Division continuing operations invested $288 million in research and development, which amounted to 4.4% of net sales. We have long-term research commitments totaling $17 million in the aggregate as of December 31, 2006. We intend to fund these expenditures from internally generated resources.

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

        Animal Health: The registration procedures for animal medicines are similar to those for human medicines. An animal drug application for product registration must be accompanied by extensive data on target animal and user safety, environmental fate and toxicology, efficacy in laboratory and clinical studies, information on manufacturing, quality control and labeling as well as on residues and food safety if applied to food-producing animals. In the US, animal health products are generally regulated by the FDA's Center for Veterinary Medicine. Certain product categories are regulated by the Environmental Protection Agency (EPA), and vaccines are under the control of the US Department of Agriculture (USDA). In the EU, veterinary medicinal products need marketing authorization from the competent authority of a member-state (national authorization) or from the EU Commission (community authorization) following either the Centralized Procedure, Mutual Recognition Procedure or the new Decentralized Procedure. See "Pharmaceuticals—Regulation." In Japan, veterinary medicinal products are approved by the Ministry of Agriculture, Forestry and Fisheries (MAFF). The application, including supplementary local trial data, is reviewed by the MAFF and a General Investigation Committee, a Special Investigation Committee and a Permanent Investigational Committee before authorization is granted. In addition, any product that is intended for food animals or fish is reviewed by the Food Safety Commission, which was newly established in July 2003, to evaluate the risks to human health of any composition in the products.

        Gerber, Medical Nutrition: Foodstuffs are highly regulated in order to protect the public health. The following areas are generally subject to international and national food regulations: development, manufacturing, packaging, quality (food standards, ingredients), safety, labeling and advertising of foods. Many countries require food products to be registered in order to document the safety and nutrition of imported food products. These nutritional need standards are determined based on independent, peer-reviewed research, or by studies sanctioned by authorities such as the US Department of Health and

Human Services. In the US, agencies such as the FDA, the USDA, and the EPA are responsible for providing safety specifications and otherwise regulating our products and ingredients. The FDA and USDA have issued regulations and standards regarding the use of specific ingredients in certain types of food products, including which ingredients are allowed, and at what level, as well as ingredients that may be required in certain products. In addition, these agencies regulate food product labeling and the claims which can be made regarding food products. In the US, the Medical Nutrition Business Unit's products are covered by FDA regulations covering medical foods, dietary supplements and medical devices. Similar regulations exist in the European Union and other markets. Gerber food products are specifically designed to meet the nutritional needs of infants and toddlers in the regions where they are sold and to meet or exceed requirements of the local regulatory agencies. In addition, in the US, the Consumer Product Safety Commission is responsible for overseeing the safety of Gerber's Baby Care products.

        CIBA Vision: Contact lenses, and lens care products are regulated as medical devices in the US and the EU, and as devices and drugs in Japan. These jurisdictions each have risk-based classification systems that determine the type of information which must be provided to the local regulators in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) and a Pre-Market Notification (510(k)) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Under Pre-Market Notification (510(k)), the manufacturer submits notification to the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another product already on the market. The FDA has 90 days to review and clear a 510(k) submission. In the EU, the CE marking is required for all medical devices sold. CIBA Vision GmbH, as the European representative of CIBA Vision, maintains CE marking for the products that are sold in the EU. By affixing the CE marking, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device Directive. CIBA Vision maintains a full Quality Assurance system and is subject to routine auditing by a certified third party ("Notified Body") to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of the ISO quality systems' standard ISO 13485. In Japan, contact lenses are categorized as medical devices and are subject to an approval process similar to that in the US. The regulatory climate is changing in Japan and there is a willingness to accept foreign data and a movement toward harmonization of requirements, in order to enter the Japanese market. Local clinical trials are often required and local protocols must then be observed. Some lens care products are considered drugs in Japan and may take several years to gain approval due to the extensive amount of data and clinical testing required.

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

        Several lawsuits are pending relating to the Nicolson patents, which protect CIBA Vision NIGHT & DAY and O2OPTIX silicone hydrogel contact lens technology. Johnson & Johnson filed a suit against CIBA Vision in 2003, seeking a declaration that their Acuvue® Advance™ product does not infringe the Nicolson patents and/or that the patents are invalid. Two subsequent additional suits were filed by Johnson & Johnson, seeking declaration that the launch of their Oasys™ and Advance™ toric products do not infringe these CIBA Vision patents. Discovery is ongoing in these cases.

        Similarly, CooperVision filed suit in April 2006 seeking a declaratory judgment of invalidity and non-infringement of the Nicolson patents, and alleging infringement of five patents relating to optical designs and edge profiles of certain kinds of contact lenses by CIBA Vision's product, O2OPTIX.

        Rembrandt Vision Technologies has also filed a patent infringement suit against CIBA Vision in October 2005. The asserted patent relates to the surface treatment of lenses and involves CIBA Vision's O2OPTIX and NIGHT & DAY, products.

4.C  Organizational Structure

        See "Item 4. Information on the Company—4.A History and Development of Novartis."

4.D  Property, Plants and Equipment

        Our principal executive offices are located in Basel, Switzerland. Our Divisions and Business Units operate through a number of affiliates having offices, research facilities and production sites throughout the world.

        It is generally our policy to own our facilities. However, a few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of December 31, 2006, the total amount of indebtedness secured by these facilities was not material to the Group. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

        The following table sets forth our major production and research facilities.

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Ringaskiddy, Ireland	532,000 square meters	Drug substances, intermediates

Basel, Switzerland—Klybeck	235,000 square meters	Drug substances, intermediates

Basel, Switzerland—St. Johann	225,000 square meters	Drug substances, intermediates, biotechnology

Basel, Switzerland—Schweizerhalle	230,000 square meters	Drug substances, intermediates

Stein, Switzerland	358,000 square meters	Steriles, ampules, vials, tablets, capsules, transdermals

Grimsby, UK	450,000 square meters	Drug substances, intermediates

Suffern, NY	656,000 square meters	Tablets, capsules, transdermals

Horsham, UK	112,000 square meters	Tablets, capsules

Wehr, Germany	58,000 square meters	Tablets, creams, ointments

Torre, Italy	210,000 square meters	Tablets, biotechnology

Barbera, Spain	51,000 square meters	Tablets, capsules

Huningue, France	92,000 square meters	Suppositories, liquids, solutions, suspensions, biotechnology

Kurtkoy, Turkey	109,000 square meters	Tablets, capsules, effervescents

Sasayama, Japan	104,000 square meters	Capsules, tablets, syrups, suppositories, creams, drop solutions, powders

Vaccines and Diagnostics
Emeryville, CA	111,500 square meters (production and R&D facilities; includes Pharmaceuticals facilities)	Biopharmaceuticals, vaccines and blood testing

Liverpool, UK	61,000 square meters	Influenza vaccines

Ankleshwar, India	8,700 square meters	Vaccines

Marburg, Germany	40,000 square meters (production and R&D facilities)	Vaccines

Siena/Rosia, Italy	91,000 square meters (production and R&D facilities)	Vaccines

Sandoz
Taboão da Serra, Brazil	500,712 square meters	Capsules, tablets, syrups, suppositories, suspensions, creams, drop solutions, powders

Kundl and Schaftenau, Austria	449,000 square meters (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 square meters (production and R&D facilities)	Biotech products and active drug substances

Barleben, Germany	95,000 square meters	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 square meters (production and R&D facilities)	Broad range of finished dosage forms

Broomfield, CO	60,000 square meters	Broad range of finished dosage forms

Radebeul, Germany	40,000 square meters	Active drug substances

Cambé, Brazil	32,000 square meters	Broad range of finished dosage forms

Wilson, NC	31,000 square meters	Broad range of finished dosage forms

Stryków, Poland	20,000 square meters	Broad range of finished dosage forms

Gebze, Turkey	18,000 square meters	Broad range of finished dosage forms

Palafolls, Spain	13,000 square meters	Injectable products

Kalwe, India	10,000 square meters	Broad range of finished dosage forms

Boucherville, Canada	10,675 square meters (production and R&D facilities)	Injectable products

Consumer Health
OTC
Lincoln, NE	44,870 square meters (production and R&D facilities)	Tablets, liquids and creams

Nyon, Switzerland	14,700 square meters (production and R&D facilities)	Liquids and creams

Humacao, Puerto Rico	8,000 square meters	Tablets and secondary product packaging

Animal Health
Wusi Farm, China	39,000 square meters	Insecticides, antibacterials, acaricides, powders

Dundee, UK	10,500 square meters	Packaging, formulation of liquids, solids, creams, sterile filling

Larchwood, IA	13,000 square meters (production and R&D facilities)	Veterinary immunologicals

Braintree, UK	6,000 square meters	Veterinary immunologicals

Huningue, France	5,000 square meters	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

Medical Nutrition
Minneapolis, MN	33,500 square meters (production and R&D facilities)	Medical nutrition products

Osthofen, Germany	17,000 square meters (production and R&D facilities)	Medical nutrition products

Gerber
Fremont, MI	107,000 square meters (production and R&D facilities)	Gerber baby food, juices, dry boxed cereal

Fort Smith, AR	80,451 square meters	Gerber baby food, dry cereal

Querétaro, Mexico	205,000 square meters	Gerber baby food, juices, dry cereal

Reedsburg, WI	30,000 square meters	Baby Care products; spill- proof cups, bottles, nipples, breast pads, pacifiers, overcaps

Campo Grande, Brazil	89,000 square meters	Baby Care products; spill- proof cups, bottles, nipples, breast pads, pacifiers, overcaps

Cartago, Costa Rica	61,700 square meters	Food ingredients, Gerber baby food, juices, dry cereal

Valencia, Venezuela	45,600 square meters	Gerber baby food, juices, Ovaltine

Rzeszow, Poland	45,000 square meters	Gerber baby food, fruit juice

CIBA Vision
Singapore	19,200 square meters	Contact lenses

Pulau Batam, Indonesia	27,000 square meters	Contact lenses

Duluth, GA	34,000 square meters	Contact lenses

Des Plaines, IL	27,400 square meters	Contact lenses

Grosswallstadt, Germany	23,000 square meters	Contact lenses

Cidra, Puerto Rico	6,100 square meters	Contact lenses

Toronto, Canada	14,500 square meters	Lens care products

Major Research and Development Facilities:
Pharmaceuticals
East Hanover, NJ	177,398 square meters	General pharmaceutical products

Cambridge, MA	88,300 square meters	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000 square meters	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000 square meters	General pharmaceutical products

Vienna, Austria	39,000 square meters	Dermatology

Tsukuba, Japan	20,600 square meters	General pharmaceutical products

Horsham and London, UK	37,700 square meters	Respiratory and nervous system diseases

Vaccines and Diagnostics
Emeryville, CA	111,500 square meters (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Marburg, Germany	40,000 square meters (production and R&D facilities)	Vaccines

Siena/Rosia, Italy	91,000 square meters (production and R&D facilities)	Vaccines

Sandoz
Kundl and Schaftenau, Austria	449,000 square meters total area (production and R&D facilities)	Biotech processes, innovations in antibiotic technologies

Menges, Slovenia	131,000 square meters (production and R&D facilities)	Biotech products and active drug substances

Ljubljana, Slovenia	83,000 square meters (production and R&D facilities)	Broad range of finished dosage forms and new delivery systems

Wilson, NC	31,000 square meters (production and R&D facilities)	Broad range of finished dosage forms

Rudolstadt, Germany	8,200 square meters (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Holzkirchen, Germany	17,200 square meters	Broad range of innovative dosage forms, including implants and transdermal therapeutic systems

Kolshet, India	9,000 square meters	Generic pharmaceuticals

Boucherville, Canada	10,675 square meters (production and R&D facilities)	Injectable products

Consumer Health
OTC
Lincoln, NE	44,870 square meters (production and R&D facilities)	Tablets, liquids and creams

Nyon, Switzerland	14,700 square meters (production and R&D facilities)	Over-the-counter medicine products

Animal Health
St. Aubin, Switzerland	26,000 square meters	Parasiticides

Larchwood, IA	13,000 square meters (production and R&D facilities)	Veterinary immunologicals development

Yarandoo, Australia	3,250 square meters	Animal Health products

Medical Nutrition
Minneapolis, MN	33,500 square meters (production and R&D facilities)	Medical nutrition products

Osthofen, Germany	17,000 square meters (production and R&D facilities)	Medical nutrition products

Gerber
Fremont, MI	107,000 square meters (production and R&D facilities)	Baby food products

CIBA Vision
Duluth, GA	12,500 square meters	Vision-related medical devices

Grossostheim, Germany	4,000 square meters	Vision-related medical devices

        Progress is being made in the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. Research and Development now accounts for a greater proportion of our activities at the site, and changes need to be made to the Campus, since the site had been designed primarily for pharmaceuticals production. To date, the total amount paid and committed to be paid on the Campus Project is $670 million. We expect that, through 2011, we will spend more than $1.7 billion at the Campus and to transfer production facilities from the Campus to other sites in the Basel region. We intend to fund these expenditures from internally developed resources.

        Work continues at our Pharmaceuticals Division's US headquarters in East Hanover, New Jersey to create a world class campus to support our growth. The first phase is planned for completion in 2007 and will create 960 work stations and an above ground parking garage to accommodate 1,075 vehicles. Further site development plans covering the next six years are currently in the early stages of development. This plan, known as the West Village, is expected to add approximately 2,500 workstations in seven newly-constructed buildings, along with a 3,500-vehicle underground parking garage. A temporary parking facility is currently under construction and site preparation work is planned for 2007, so that construction may begin in 2008 on the West Village project. Total capital spending in 2006 reached $91 million with an additional $124 million planned for 2007.

        In May 2007, we plan on opening a start-up facility for our new R&D center in Shanghai, China. This 5,000 square meter laboratory will be home to approximately 160 scientists who will be hired over time. In July, we expect to break ground on a 40,000 square meter facility that will be home to approximately 400 R&D scientists. An initial investment of $100 million is planned for the construction of the two facilities.

        In 2006, our Pharmaceuticals Division invested approximately $101 million at its production facility in Grimsby, UK, on a capacity increase and production campaign to support the technical launch of Tekturna/Rasilez. In addition, we invested $58 million to create a new Chemical Operations production facility in China. We also spent more than $61 million on the construction of a new Pharmaceuticals plant in Singapore.

        In July 2006, our Vaccines and Diagnostics Division announced the intention to build a cell culture-based manufacturing site in Holly Springs, North Carolina. The total investment in this new facility is expected to be around $600 million.

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

        We believe that we are in substantial compliance with environmental, health and safety requirements applicable to us. We are committed to providing safe and environmentally sound workplaces that will not adversely affect the health or environment of associates or the communities in which we operate. We believe that we have obtained all material environmental permits required for the operation of our facilities as well as all material authorizations required for the products produced by us. We believe that we are not currently subject to liabilities for non-compliance with applicable environmental, health and safety laws that would materially and adversely affect our business, financial condition or results of operations. However, there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then-current laws and regulations or that there is environmental or other damage of which we are not aware.

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

        Our expenditures related to capital investments for environmental, health and safety compliance measures were approximately $72 million in 2006 ($19 million for environment), $66 million in 2005 ($16 million for environment), and $79 million in 2004 ($10 million for environment). Expenditures by Chiron Corporation are not included in these amounts. While we cannot predict with certainty our aggregate capital environmental investments in 2007, based on current information and existing assets, we estimate that such aggregate expenditures will be comparable to the 2006 figure.

        It is difficult to estimate the future costs of environmental protection and remediation because of many uncertainties, including uncertainties about the state of laws, regulations and information related to individual locations and sites. However, given our experience to date regarding environmental matters and the facts currently known, we believe that compliance with existing and known national and local environmental laws and regulations will not have a material effect on our financial condition, but could be material to our results of operations or cash flows in a given period.

Item 4A.    Unresolved Staff Comments

        Not applicable

Item 5.    Operating and Financial Review and Prospects

5.A  Operating Results

        The following operating and financial review and prospects should be read in conjunction with our consolidated financial statements included in this Form 20-F. The consolidated financial statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards. Please see "Item 18. Financial Statements—note 33" for a discussion of the significant differences between IFRS and US Generally Accepted Accounting Principles.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, we provide 2004 pro forma consolidated income and cash flow statements that include additional adjustments compared to our 2004 consolidated income and cash flow statements. In addition, the results of our Medical Nutrition Business Unit are shown as discontinuing operations. See "—Factors Affecting Comparability of Year-on-Year Results of Operations" for a more detailed discussion.

OVERVIEW

        We are a world leader in offering medicines to protect health, treat disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance quality of life. We are the only company with leadership positions in both patented and generic pharmaceuticals as well as human vaccines and OTC products. Our businesses are divided on a worldwide basis into the following four operating divisions:

  •
  Pharmaceuticals (brand-name patented pharmaceuticals)

  •
  Vaccines and Diagnostics (human vaccines and molecular diagnostics)

  •
  Sandoz (generic pharmaceuticals)

  •
  Consumer Health (OTC, Animal Health, Gerber and CIBA Vision)

        Vaccines and Diagnostics is a new division formed in 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis.

        Our Medical Nutrition Business Unit was previously included in the Consumer Health Division, but has been classified as a discontinuing operation as a consequence of an announcement during 2006 to divest this business unit. The Nutrition & Santé activity of this business unit which was divested in February 2006 has also been classified as a discontinuing operation.

        In 2006, we achieved Group net sales of $37.0 billion (2005: $32.2 billion) and net income of $7.2 billion (2005: $6.1 billion). Approximately $5.4 billion was invested in R&D (2005: $4.8 billion).

        Headquartered in Basel, Switzerland, we employ approximately 101,000 associates and have operations in approximately 140 countries around the world.

FACTORS AFFECTING RESULTS OF OPERATIONS

        There are a number of key factors that influence our results of operations and the development of our business.

        The overall global healthcare market is growing rapidly, due to a combination of socio-economic factors, including aging populations in many developed countries and rapid economic growth in many developing countries, which is leading to a change in lifestyles and a growing demand for better healthcare. At the same time, we are operating in an ever more challenging competitive environment and the healthcare industry is generally subject to significant ongoing pricing pressures. Widespread efforts by both governments and private stakeholders to control and reduce healthcare cost create particular challenges for our Pharmaceuticals Division.

        To address these challenges, we have established several strategic growth platforms, both with brand-name patented medicines and beyond, including innovation-driven prescription medicines, cost-effective and high-quality generic medicines, leading self-medication (OTC) brands and human vaccines. We have invested heavily into these strategic growth platforms in recent years, including through the acquisitions of Chiron Corporation and NeuTec Pharma plc in 2006 and Hexal AG and Eon Labs, Inc., and the North American Consumer Medicines Business of Bristol-Myers Squibb in 2005.

        Patent protection and the exclusive right to sell certain products in key markets are particularly important for our Pharmaceuticals Division. The loss of exclusivity with regard to one or more important products (e.g. due to patent expiration, generic challenges or competition from new branded products) can therefore have a significant negative impact on the results of operations of our Pharmaceuticals Division. As a result, our ability to identify and develop new breakthrough products and to bring these products to market is particularly important for our long-term business prospects. To be able to meet this challenge, we have invested heavily in R&D and plan to continue to do so in the future. The loss of patent protection for important products by competing pharmaceuticals companies, of course, can also create significant opportunities for our Sandoz Division to market generic versions of such products.

        Finally, we are constantly exploring ways to improve productivity across the Group, in particular to optimize our Marketing & Sales activities in our Pharmaceuticals Division. The failure or success of these initiatives can have a significant impact on our overall business success.

        We believe that these factors, which are described in more detail below, will continue to be the principal drivers for the development of our business, our results of operations and our financial condition over the coming years.

Rapidly Growing Global Healthcare Market

        The global healthcare market is growing rapidly based on a combination of many factors that include demographic changes and other socio-economic developments. The most important demographic change is the increasingly aging population in developed countries and the fact that the incidence and prevalence of disease rises with age. Other key socio-economic factors include the rising number of people with chronic diseases related to lifestyle changes (particularly hypertension and diabetes) and the demand for better healthcare in many developing countries which are currently witnessing rapid economic growth.

        We believe that there are a large number of currently untreated patients worldwide that could benefit from our products, particularly from products marketed by key therapeutic areas of our Pharmaceuticals Division intended to treat patients with cardiovascular/metabolic diseases, cancer, conditions related to the central nervous system, or respiratory illnesses. According to the American Heart Association, for example, high blood pressure and its consequences affect one in four adults—more than a billion people worldwide—and kill more than seven million people every year while, according to the American Diabetes Association, type 2 diabetes causes three million deaths annually in the US. Both diseases remain under-diagnosed and insufficiently treated.

        As a result of these and other factors, we expect the overall healthcare market and our own business to continue to grow over the coming years, not only in developing countries, but also in our key established markets such as the United States, Western Europe and Japan, even if annual industry sales growth in these established markets has slowed in recent years and is likely to continue to slow further due to the pressure of healthcare payors to reduce costs. However, rapid economic growth in many emerging markets such as China, India, Russia and Turkey is expected to increasingly support the global healthcare market. The overall economic expansion in these countries is leading to improvements in the provision of public healthcare. In line with changes in the standard of living and lifestyles, these countries are also experiencing an increasing incidence of chronic diseases.

        Our Group net sales, which increased 14% in 2006 in local currencies to $37.0 billion, were still driven mainly by growth in the United States and other developed markets. However, during the same period, our combined net sales in its priority emerging growth markets of China, India, Russia and Turkey rose at a sharply higher rate of 25% in local currencies. Although net sales in these four countries only accounted for 4% of our total net sales in 2006, we expect these and other emerging markets to have an increasingly significant impact on our future business prospects and results of operations.

Challenging Business Environment and Ongoing Pricing Pressures

        While the overall healthcare market is growing, the competitive operating environment is becoming ever more challenging, particularly for our Pharmaceuticals Division, as a result of a combination of factors. These include industry-wide price reductions, government-mandated reference prices, an increase in parallel imports, the shifting of the payment burden to patients through higher co-payments and growing pressure on physicians to reduce the prescribing of patented prescription medicines. The outcome has been widespread efforts by various stakeholders to reduce pharmaceutical product prices. We expect this trend to continue as governments and other interested parties step up initiatives to reduce the overall cost of healthcare to patients, restrict the prescribing of new medicines, increase the use of generics and impose overall price cuts. One of the main reasons for these pressures is the cost associated with providing healthcare to an aging population. In addition to pricing pressures, there also appears to be a renewed focus on product safety by regulatory agencies following widely publicized recent product recalls such as Merck & Co., Inc.'s recall of its pain medicine, Vioxx®.

        At the same time, competition in the generic pharmaceuticals industry continues to intensify as companies in this industry are also affected by efforts to curb healthcare spending. We are the only major pharmaceuticals company to have a leadership position in both branded pharmaceuticals through our Pharmaceuticals Division as well as in generics through our Sandoz Division. Although the volume of generic pharmaceuticals is growing, pressure is also increasing in some markets, particularly in Europe, to further reduce the price of these medicines.

        In addition, research-based pharmaceutical companies have taken aggressive steps to counter the growth of the generics industry by selling their own branded products at sharply lower prices following the expiry of patent protection, which reduces the attractiveness of the generic versions. An important factor is that no significant regulatory approvals are required for a brand-name pharmaceutical manufacturer to sell directly or through a third party to the generic market. This is a significant competitive advantage for the branded pharmaceutical company since, by doing so, the companies offering the branded pharmaceutical are able to undercut the generic manufacturers' revenues and profitability. Certain brand-name pharmaceutical companies are also continually seeking new ways to delay the introduction of generics and to reduce the impact of generic competition. Pricing pressure as well as various efforts by competitors of our Sandoz Division have had, and likely will continue to have, a negative effect on this division's results of operations.

        In our newly created Vaccines and Diagnostics Division, the demand for some human vaccines is seasonal, such as for the influenza vaccine Fluvirin, while others are dependent upon birth rates in developed countries. Many of these products are also considered to be commodities, meaning that there is little therapeutic difference among the various vaccines offered by competitors. The ability to develop effective and safe vaccines, to gain approval for national immunization recommendation lists, and to consistently produce and deliver the required vaccines in time for the relevant disease season are critical to the success of this division.

Investing in Strategic Growth Platforms

        To address the various challenges facing the healthcare industry, we have established and have been making significant investments in a number of strategic growth platforms within all four of our operating divisions. These strategic growth platforms include innovation-driven prescription medicines, cost-effective and high-quality generic medicines, leading self-medication (OTC) brands and human vaccines that address public health and therapeutic needs.

        In our Pharmaceuticals Division, we acquired the UK biopharmaceuticals company NeuTec Pharma plc in 2006, giving it access to Aurograb and Mycograb, two promising development compounds for the treatment of life-threatening infections. Our Vaccines and Diagnostics Division was created in April 2006 following the acquisition of the remaining stake in Chiron Corporation not held by us, providing access to the human vaccines market. In our Sandoz Division, we acquired two generic pharmaceuticals companies (Hexal AG and Eon Labs, Inc.) in 2005, making Sandoz a global leader in generics with particular strengths in difficult-to-make generics and innovative product applications, including device technologies. In our Consumer Health Division, and also in 2005, we acquired the rights to various OTC products in North America from Bristol-Myers Squibb Co. For more details on these acquisitions and how they have affected our results of operations see "—Acquisitions and Divestments" below.

        We expect these strategic growth platforms to play a significant role in our ongoing success providing opportunities for growth by offering a range of medicines and vaccines to patients, physicians and payors. We will continue to evaluate potential opportunities for additional targeted acquisitions to further strengthen these platforms and to better position the Group for success in a dynamically changing healthcare market.

Loss of Exclusivity for Certain Products

        The products of our Pharmaceuticals Division are generally protected by patents that give us the exclusive right to market them in various countries. These exclusive marketing rights are, however, limited both in terms of geographical scope and impacted by the expiration of patents. For example, patents for the antifungal medicine Lamisil will expire in June 2007 in the US, where this product accounted for $574 million in annual sales, or 1.6% of the net sales from continuing operations in 2006 (3.9% of the sales from continuing operations in US). Similarly, patent protection for Trileptal's active ingredient has expired in the US and other major countries. In 2006, this product accounted for $549 million in sales in the US, or 1.5% of the net sales from continuing operations (3.8% of the sales from continuing operations in US).

        In the ordinary course of its business, we (like other major research-based pharmaceutical companies) defend our intellectual property against challenges by generic drug manufacturers. Patent infringement actions have been initiated for a number of our Pharmaceutical Division's products, including Neoral, Lotrel, Trileptal, Femara, Visudyne, Exelon and Famvir. Loss of exclusivity and the introduction of a generic version of the same medicine typically results in a significant and sharp reduction in net sales for the relevant product, given that generic manufacturers typically offer their versions of the same medicine at sharply lower prices. Some products that are still among our top-20 selling products have already encountered generic competition in some markets, such as Lamisil, Neoral, Sandostatin SC and Voltaren. In addition, some of our products do, or may in the future, face intense competition in the form of new branded products with potentially better safety/efficacy profiles or from generic versions of competing branded drugs indicated for treating the same diseases or indications.

        Although we have been rated by industry experts as having one of the lowest rates of net sales at risk to potential generic competition, a number of leading products could potentially face generic competition in the coming five to ten years in various markets, particularly the US and Europe. These include our top-selling products: the anti-hypertension drugs Diovan and Lotrel as well as the oncology drugs Gleevec/Glivec and Zometa.

Importance of Research & Development and the ability to obtain approvals for New Products

        Our ability to continue to grow our business and to replace any lost sales due to the loss of exclusivity for our products in the future depends upon the ability of our R&D activities to identify and develop high-potential breakthrough products and to bring them to market.

        Given that the development and regulatory approval for a new pharmaceutical product frequently takes more than 10 years and can involve costs of over $1 billion, the need for efficient and productive R&D activities is critical to our continued business success. Competition in the development of new pharmaceuticals is intense since other pharmaceutical companies are also searching for efficacious and cost-efficient medicines. The sharply rising resource requirements to access the full range of new technologies, particularly following the decoding of the human genome, has been one reason for industry consolidation as well as for the increase in collaborations between major pharmaceuticals companies and specialized niche players at the forefront of their particular field.

        The quality of our current Pharmaceuticals Division development pipeline reflects investments made in our own R&D activities, in many cases more than ten years ago, as well as recent acquisitions and licensing collaborations. We have consistently had one of the highest R&D investment rates in the industry as a percentage of net sales, reflecting our commitment to bring innovative and differentiated products to the market with novel therapeutic benefits.

        Up to one-third of annual Pharmaceuticals Division R&D expenditures are used to reach licensing agreements with other companies, particularly specialized biotechnology companies, to co-develop promising pharmaceutical compounds. These co-development and alliance agreements are intended to allow us to capitalize on the potential of these compounds and to expand our development pipeline. We have entered into more than 100 alliances during 2005 and 2006 to complement internal R&D activities.

From time to time, we also make equity investments in a licensing partner or fully acquire a company to gain access to novel compounds, as in the case of the acquisition of NeuTec Pharma plc in 2006.

        Funding requirements for R&D activities are likely to continue to grow in the future and may, at times, even grow at a faster rate than net sales. These investments, however, are critical for our continuing success. In 2006, we invested a total of $5.4 billion in R&D, an 11% increase over 2005.

        As a result of past investments, we have been able to successfully launch a number of new products in 2006, particularly Exjade, Prexige and Xolair and there are a number of additional product launches scheduled for 2007. Subject to obtaining necessary regulatory approvals, we are planning for multiple new product launches in our Pharmaceuticals Division in 2007-2008 and expect some of these products to generate peak annual sales of over $1 billion. These products include Tekturna/Rasilez and Exforge for hypertension, Galvus for type 2 diabetes, Tasigna for cancer and Lucentis for age-related macular degeneration.

        For further information see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals."

Technology is Driving Innovation

        Ongoing technological discoveries and developments are laying the foundation for both improvements upon existing therapies and for innovative treatments for diseases where none currently exist. We expect the growth in new technologies, particularly those that analyze data from the mapping of the human genome, to have a fundamental impact on the pharmaceutical industry and upon our future product pipeline, which in turn could have a significant impact on our results of operations.

Continuing Efforts to Improve Productivity and to Optimize Marketing & Sales Efforts

        As a response to the increasingly challenging operating environment for the healthcare industry, as well as, to support the launch of new products and improve profitability margins, we are constantly exploring new ways to further improve productivity across the Group. The guiding principles of all productivity initiatives include innovation, cost savings, process excellence and accountability. In particular, we are constantly reviewing our global production network to achieve efficiencies and to reduce production costs for important products. In our Pharmaceuticals Division, for example, an initiative is underway to reduce annual expenses by more than $1 billion when compared to a 2005 base by the end of 2008 through various initiatives that include streamlining and consolidating operations. We will continue with our efforts to further improve productivity throughout 2007 and beyond, with the objective of making us more efficient and effective.

        As the costs involved in developing a new drug and in obtaining the necessary regulatory approvals for marketing a new product continue to increase and the time between innovative products and "me-too" versions or generic competition is continuing to decrease, the importance of effectively marketing a new or existing drug cannot be underestimated. A strong marketing message and rapid penetration of the potential market across different geographic territories are vital if a drug is to attain peak sales as rapidly as possible and maximize the total revenue achievable over its patented life. It is therefore critical to our success that we continually evaluate the appropriateness of our marketing models and optimize our Marketing & Sales efforts, including by adjusting the size of our sales force in key markets to address changing demands (e.g. in anticipation of upcoming new product launches) or by responding to new developments such as the advent of direct-to-consumer advertising in the US. As a result, we have recently added approximately 1,000 new sales representatives in the US to support the launch of new products.

Acquisitions and Divestments

        We have made a number of significant acquisitions and divestments in recent years that have had, and are expected to continue to have, a significant impact on our financial condition and results of operations. In particular, the consolidation of Chiron Corporation following its acquisition in April 2006 and the full-year consolidation of Hexal AG and Eon Labs, Inc. in 2006 following their acquisition in mid-2005 had a significant impact on our results of operations in 2006, as described in more detail below. We will continue to evaluate potential opportunities for additional targeted acquisitions as well as divestments to better position us for success in a dynamically changing healthcare market. As a result of our recent acquisitions, divestments and other factors, our operating income is also increasingly impacted by charges for the amortization of intangible assets as well as impairment charges and other one-time costs relating to the integration of acquisitions.

Acquisitions in 2006

        On April 19, 2006, the shareholders of Chiron Corporation approved the acquisition of the remaining 56% of the shares of Chiron Corporation that we did not already own for $48.00 per share. We paid a total of approximately $5.7 billion for the shares, related options of associates and transaction costs. The transaction was completed on April 20, 2006. For the period from January 1, 2006 until completion of the acquisition, the 44% minority interest in Chiron held by us was accounted for using the equity method. For the period after completion of the acquisition, Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. In 2006, we recorded acquisition-related charges of $451 million net of tax for this transaction.

        Following the acquisition, we created the new Vaccines and Diagnostics Division that consists of Chiron's human vaccines and molecular diagnostics businesses. Chiron's pharmaceuticals activities have been integrated into our Pharmaceuticals Division, while early-stage research projects were integrated into our Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). For the period following the acquisition up to December 31, 2006, we consolidated the income statement and cash flows from Chiron's pharmaceuticals activities into the Pharmaceuticals Division's results.

        On July 14, 2006, we announced that the majority of the shareholders of NeuTec Pharma plc (NeuTec), a biopharmaceuticals company specialized in hospital anti-infectives, had accepted our offer to acquire the company for GBP 10.50 per share. NeuTec has been fully consolidated from this date. We paid a total consideration, including transaction costs, of $606 million to acquire 100% of the shares of the company. NeuTec had no post-acquisition sales, although we have consolidated its expenses into the results of our Pharmaceuticals Division from the acquisition date.

        In total, these acquisitions contributed $1.4 billion in net sales for 2006 and resulted in a $242 million operating loss for the Group.

Divestments/discontinuing operations 2006

        During 2006, we announced plans to divest the components of our Medical Nutrition Business Unit, which was part of our Consumer Health Division.

        On February 17, 2006, we completed the sale of Nutrition & Santé to ABN AMRO Capital France and received gross proceeds for the sale of equity and repayment or assumption of debt of $211 million, resulting in a pre-tax divestment gain of $129 million.

        On December 14, 2006, we announced the signing of a definitive agreement to divest the balance of our Medical Nutrition Business Unit to Nestlé S.A., Switzerland for $2.5 billion. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007.

        Both Nutrition & Santé and Medical Nutrition are disclosed as discontinuing operations in all periods in our consolidated financial statements.

Acquisitions in 2005

        On June 6, 2005, we completed the 100% acquisition of Hexal AG for $5.3 billion in cash, with the results consolidated into our Sandoz Division from that date. Goodwill on this transaction at December 31, 2006, amounted to $3.7 billion.

        On July 20, 2005, we completed the acquisition of 100% of Eon Labs, inc. for $2.6 billion, with the results consolidated into our Sandoz Division from that date. Goodwill on this transaction at December 31, 2006, amounted to $1.8 billion.

        On July 14, 2005, our OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter brands from Bristol-Myers Squibb sold principally in the US for $660 million in cash. The closing date for the North American product portfolio was August 31, 2005; that for the South American portfolio, September 30, 2005 and for the Europe, Middle East and African portfolio, January 6, 2006 with the results consolidated into the OTC Business Unit of our Consumer Health Division from these dates.

Acquisitions 2004

        On June 30, we acquired 100% of the shares of the Danish generics company Durascan A/S (now re-named Sandoz A/S) from AstraZeneca. We recorded goodwill of $23 million on this transaction.

        On August 13, we completed the acquisition of 100% of the shares of Sabex Inc. (now re-named Sandoz Canada Inc), a Canadian generic pharmaceutical manufacturer with a leading position in generic injectables, for $565 million in cash. We recorded goodwill of $314 million on this transaction.

        On February 13, we completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for $385 million in cash. These activities are included in the consolidated financial statements from that date with $220 million of net sales and a $31 million operating loss being recorded in 2004. We recorded goodwill of $183 million on this transaction.

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency. In 2006, 45% of our net sales were made in US dollar, 26% in euro, 6% in Japanese yen, 2% in Swiss franc and 21% in other currencies. During the same period, 39% of our expenses arose in US dollar, 24% in euro, 16% in Swiss franc, 5% in Japanese yen and 16% in other currencies. As a result, our business is affected by fluctuations in the exchange rates between these different currencies.

        In 2005, 42% of our net sales were generated in US dollar, 27% in euro, 2% in Swiss franc, 8% in yen and 21% in other currencies. During the same period, 34% of our operating costs were generated in US dollar, 26% in euro, 16% in Swiss franc, 5% in yen, and 19% in other currencies

        In 2004, 43% of net sales were generated in US dollar, 26% in euro, 3% in Swiss franc, 8% in yen and 20% in other currencies. During the same period, 37% of operating costs were generated in US dollar, 23% in euro, 15% in Swiss franc, 5% in yen, and 20% in other currencies.

        Because we prepare our financial statements in US dollars, fluctuations in the exchange rates between the US dollar and other currencies may have an effect both on our results of operations and on the reported value of our assets, liabilities, revenue and expenses as measured in US dollars, which in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.

        For purposes of our consolidated balance sheets, we translate non-US dollar denominated equity items into US dollars at historical exchange rates and all other non-US dollar denominated assets and liabilities into US dollars at the exchange rates prevailing in the market as of the relevant balance sheet date. For purposes of our consolidated income statements, non-US dollar revenue and expense items are translated into US dollars at average exchange rates prevailing during the relevant period. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items in our consolidated financial statements.

        We seek to minimize our currency exposure by engaging in hedging transactions where our Management deems it appropriate to do so. For 2006, we entered into various contracts that change in value as foreign exchange rates change to preserve the value of assets, commitments and anticipated transactions. We also use forward contracts and foreign currency options to hedge certain anticipated net revenues in foreign currencies. For more information on how these transactions affect our consolidated financial statements and on how we manage our foreign exchange rate exposure, see also "Item 18. Financial Statements—note 1—Derivative financial instruments and hedging" and "—note 5" and "—note 15."

        The average exchange rates between the US dollar and other important currencies for Novartis have remained relatively stable over the past three years as shown by the following table which sets forth the foreign exchange rates of the US dollar against the euro, the Swiss franc and the Japanese yen, respectively, that were used for foreign currency translation when preparing our consolidated income statements.

	2006		2005		2004
Rates in units per $	Year end	Average for year	Year end	Average for year	Year end	Average for year
EUR	1.317	1.256	1.186	1.245	1.362	1.243
CHF	0.819	0.798	0.762	0.804	0.881	0.805
JPY (100)	0.841	0.860	0.851	0.910	0.964	0.926

        As a result, currency fluctuations have not had a significant effect on the comparability of our results of operation over the periods under review, as shown by the following table:

Currency impact on key figures

	Local Currencies Growth in % 2006	Local Currencies Growth in % 2005	$ Growth in % 2006	$ Growth in % 2005
Group net sales	14	13	15	14
Group operating income	19	10	18	10
Group net income	18	10	17	10

        For additional information on the effects of currency fluctuations see "Item 11. Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our principal accounting policies are set out in "Item 18. Financial Statements—note 1" and conform to International Financial Reporting Standards. As a result of uncertainties inherent in our business activities, we need to make certain estimates and assumptions that require we make difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates. Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on our consolidated financial statements.

Revenue

        We recognize product sales when title and risk and rewards for the products are transferred to the customer, price is fixed and determinable, and collectability is reasonably assured. At the time of the sale, we also record estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns. Sales deductions are reported as a reduction of revenue.

Deductions from Revenues

        As is typical in the pharmaceutical industry, our gross sales are subject to various deductions, primarily comprised of rebates and discounts to retail customers, government agencies, wholesalers and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. We report these adjustments as a reduction of Gross Sales to arrive at Net Sales.

        The following briefly describes the nature of each deduction and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions. Specific reference is therefore made to the US market and where applicable to our Pharmaceuticals Division's primary US operating unit, Novartis Pharmaceuticals Corporation (NPC). However, in a number of countries outside the US, including major European countries, we provide rebates to government entities. These rebates are often legislatively mandated.

  •
  The US Medicaid program is a state government administered program that uses state and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditures for prescription drugs. Under the rebate program, we have signed an agreement to provide a rebate on drugs paid for by a state. We calculate provisions for estimating Medicaid rebates using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual state agreements. We adjust these provisions based upon the established processes for re-filing data with the individual states. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Since Medicaid rebate claims are typically submitted up to six months after the products are dispensed to patients, any rebate adjustments may involve revisions of provisions for several periods.

  •
  On January 1, 2006, an additional prescription drug benefit was added to the US Medicare program which funds healthcare benefits to individuals over the age of 65. Individuals that previously had dual Medicaid/Medicare drug benefit eligibility had their Medicaid prescription drug coverage replaced on January 1, 2006, by the new Medicare Part D coverage, provided through private prescription drug plans. The change led to a significant shift of plan participants between programs in which our US subsidiaries participate. We calculate provisions for estimating Medicare Part D rebates using a combination of specific terms of individual plan agreements, product and population growth, price increases and the impact of contracting strategies.

  •
  Our subsidiaries in the US participate in prescription drug savings programs (industry and government sponsored) that offer savings to eligible patients. These savings vary based on a patient's current drug coverage and personal income levels. Provisions for our subsidiaries' obligations under these programs are based on historical experience, trend analysis and current program terms. The introduction of Medicare Part D has reduced the materiality of these programs.

  •
  Wholesaler chargebacks relate to contractual arrangements that certain of our subsidiaries have with several indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract discount price. We calculate provisions for estimated chargebacks using a combination of factors such as historical experience, product growth rates and the specific terms in each agreement. Wholesaler chargebacks are generally settled within one to three months of incurring the liability by reducing accounts receivable.

  •
  We offer customer rebates to key managed healthcare plans, group purchasing organizations and other direct and indirect customers to sustain and increase our product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, we estimate rebates based on the specific terms in each agreement, historical experience, anticipated reimbursement channel mix and product growth rates. We consider the sales performance of products subject to managed healthcare rebates and other contract discounts and adjust the provision periodically to reflect actual experience.

  •
  In order to evaluate the adequacy of ending provision balances, we use both internal and external estimates of the level of inventory in the distribution channel and of the rebate claims processing lag time. External data sources include periodic reports of wholesalers and third party market data which we purchase. We estimate the inventory level in the retail channel and in transit.

  •
  When we sell a product which the customer has the right to return, we record a provision for estimated sales returns, which we estimate through a comparison of historical return data to related sales. We also consider other factors such as product recalls and, in the case of NPC in the US, introductions of generic products. In the US, we use historical rates of return and we adjust for known or expected changes in the marketplace when appropriate. Sales returns amount to approximately 1% of gross product sales.

  •
  Our policy relating to supply of pharmaceuticals products is to adjust shipping patterns in order to maintain customer inventories that are consistent with underlying patient demand. A process exists at NPC to monitor on a monthly basis inventory levels at wholesalers based on the gross sales volume, prescription volumes based on third party data and information received from the key wholesalers. Based on this information, the inventories on hand at wholesalers and other distribution channels in the US as of December 31, 2006 were estimated to be approximately one month. We believe the third party data sources of information are sufficiently reliable, however the accuracy of some data sources cannot be verified.

  •
  During 2006, NPC finalized fee-for-service agreements with certain US pharmaceutical wholesalers. These agreements cover items such as product returns, timing of payment, processing of chargebacks, provision of inventory data and the quantity of inventory held by the respective wholesaler. These agreements provide a financial disincentive for these wholesalers to purchase quantities of product in excess of what is necessary to meet current demand and should help to create a more efficient pharmaceutical supply chain.

  •
  We offer cash discounts to customers in the US and certain other countries to encourage prompt payment. We accrue cash discounts, which in the US are typically 2% of gross sales, at the time of invoicing and are recorded as revenue deductions.

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

  •
  We also offer other sales discounts such as consumer coupons and discount cards. We record these discounts at the time of sales, or when the coupon is issued and they are estimated utilizing historical experience and the specific terms for each program.

  •
  We generally record discounts, rebates or other deductions shown on the invoice directly as a reduction in the gross to net sales value and they do not pass through the provision account.

        The following tables show the worldwide extent of revenue deductions, related payment experiences and provisions of Novartis:

Provision for revenue deductions

							Provisions offset against gross trade accounts receivable at December 31, 2006
					Income Statement charge
			Impact of translation and business combinations
	Provisions offset against gross trade accounts receivable at January 1, 2006	Provisions at January 1, 2006		Payments/Utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2006
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving cards		497		(643)	(35)	719		538
US managed healthcare rebates		256		(457)	(5)	441		235
Other healthcare plans & programs (non US) rebates		35	6	(108)	2	141		76
Chargebacks including hospital chargebacks	379		7	(2,340)	(3)	2,286	329
Direct discounts, cash discounts & other rebates	256	66	89	(989)	(22)	981	273	108
Sales returns & other deductions		408	43	(579)	(13)	612		471

Total	635	1,262	145	(5,116)	(76)	5,180	602	1,428

Gross to Net sales reconciliation

	Income Statement charge
	Charged through revenue deductions provisions 2006	Charged directly without being recorded in revenue deductions provisions 2006	Total 2006	In % of 2006 gross sales	In % of 2005 gross sales
	($ millions)	($ millions)	($ millions)
Group gross sales subject to deductions			44,844	100.0	100.0
US Medicaid & Medicare and State program rebates & credits including prescription drug saving cards	(684)	(28)	(712)	(1.6)	(2.0)
US managed healthcare rebates	(436)		(436)	(1.0)	(1.3)
Other healthcare plans & programs (non US) rebates	(143)	(83)	(226)	(0.5)	(0.2)
Chargebacks including hospital chargebacks	(2,283)	(119)	(2,402)	(5.4)	(4.6)
Direct discounts, cash discounts & other rebates	(960)	(2,022)	(2,982)	(6.5)	(5.9)
Sales returns & other deductions	(598)	(468)	(1,066)	(2.4)	(3.0)

Total gross to net sales adjustments	(5,104)	(2,720)	(7,824)	(17.4)	(17.0)

Group net sales			37,020	82.6	83.0

Acquisition accounting

        Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to operations using a concept which requires that we define appropriate cash-generating units. Under IFRS 3 Business Combinations, In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and is allocated to cash-generating units and must be assessed for impairment on an annual basis. Under IAS 38 (revised) Intangible Assets, acquired assets in development, such as those related to initial and milestone payments on licensed or acquired compounds are capitalized as intangible assets, even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant acquisitions, we obtain assistance from third party valuation specialists. The valuations are based on information available at the acquisition date and are based on expectations and assumptions that we have deemed reasonable.

Impairment of long-lived assets

        We regularly review long-lived assets including identifiable intangible assets and goodwill for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, we make estimates of the future cash flows we expect will result from the use of the asset and its eventual disposal.

        We consider all goodwill to have an indefinite life, which is subject to at least annual impairment testing. Any goodwill impairment charge is recorded in the income statement under Other Income and Expense. We also assess IPR&D for impairment on an annual basis and any impairment charge is recorded in Research & Development expenses. Once a project included in IPR&D has been successfully developed and is available for use, we record the amortization over its useful life into Cost of Goods Sold where any related impairment charge is also recorded. We review other long-lived assets when there is an indication that an impairment may have occurred.

        If the balance sheet carrying amount of the asset exceeds the higher of its value in use or our anticipated fair value less cost of sale, we will recognize an impairment loss for the difference. There are several methods that can be used to determine the fair value of assets. For intangible assets, including IPR&D or product and marketing rights, we typically use the discounted cash flow method. This method starts with a forecast of all expected future net cash flows. We then adjust these cash flows to present value by applying an appropriate discount rate that reflects the risks and uncertainties associated with the forecasted cash flow streams. Actual outcomes could vary significantly from our forecasted future cash flows. The development of discounted future cash flows, in particular for IPR&D, involves highly sensitive estimates and assumptions specific to the nature of our activities with regard to:

  •
  The amount and timing of projected future cash flows;

  •
  The discount rate selected to measure the risks inherent in the future cash flows;

  •
  The outcome of research and development activities (compound efficacy, results of clinical trials, etc.);

  •
  The amount and timing of projected costs to develop the IPR&D into commercially viable products;

  •
  The probability of obtaining regulatory approval;

  •
  Long-term sales forecasts for periods up to 20 years;

  •
  Selling price erosion rates after end of patent protection and entry of generic competition:

  •
  The behavior of competitors (launch of competing products, marketing initiatives, etc.).

        Factors that could result in shortened useful lives or impairment include lower than anticipated sales for acquired products; or for sales associated with patents and trademarks; or lower than anticipated future sales resulting from acquired research and development; or the closing of facilities; or changes in the planned use of buildings, machinery or equipment. Changes in the discount rates used for these calculations also could lead to impairments. Additional information on the US GAAP carrying values of trademarks, product and marketing rights is presented in "Item 18. Financial Statements—note 33.5."

        We have adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, we utilize cash flow projections for the next 5 years based on our range of forecasts with a terminal value using sales projections usually in line or lower than inflation thereafter. Typically we use three probability-weighted scenarios.

        The discount rates we use are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses we use a post-tax discount rate.

        We usually base the recoverable amount of a cash-generating unit and related goodwill on the value in use which we derive from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz	Consumer Health
	%		%		%	%
Sales growth rate assumptions after forecast period		(1)		(2)	(1) to 6	(2) to 3
Discount rate	7 to 9			(2)	8 to 10	9 to 10

(1)
Forecast period covers useful life.

(2)
No value in use analysis performed as newly acquired and no indication of impairment.

        In 2006, we recorded impairment charges of $126 million, principally relating to capitalized milestone payments in the Pharmaceuticals Division and marketed products in our Sandoz Division. In 2005, we recorded impairment charges of $401 million, principally relating to the impairment of NKS 104 marketing rights in our Pharmaceuticals Division of $332 million and $37 million of IPR&D in our Sandoz Division. In 2004, we recorded impairment charges of $87 million, principally related to the over-valuation on an economic basis of our Sandoz Division activities in Germany.

        The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Although we do not currently have an indication of any significant additional impairments, impairment testing under IFRS 3 may lead to further impairment charges in the future. For more information, see "Item 18. Financial Statements—note 9."

Investments in associated companies

        We have investments in associated companies (defined as investments in companies that correspond to holdings of between 20% and 50% of a company's voting shares or over which it otherwise has significant influence) which we account for by using the equity method. Due to the various estimates that have been made in applying the equity method, the amounts recorded in our consolidated financial statements in respect to the investment in Roche Holding AG may require adjustments in the following year after more financial and other information becomes publicly available.

Retirement and other post-employment benefit plans

        We sponsor pension and other retirement plans in various forms covering associates who meet eligibility requirements. These plans cover a significant number of our associates. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases, as determined by our management within certain guidelines. In addition, our actuarial consultants use statistical information such as withdrawal and mortality rates for their estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. We record differences between assumed and actual income and expense as gains or losses in our Statement of Recognized Income and Expense. The differences could have a significant impact on our total equity. For more detail on our obligations under retirement and other post-employment benefit plans and the underlying actuarial assumptions, see "Item 18. Financial Statements—note 26.1."

Equity-based compensation

        We recognize the fair value of the Novartis shares, Novartis American Depositary Shares and related options granted to associates as compensation as an expense. We calculate the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Accurately measuring the value of share options granted to associates is difficult and requires us to make estimates of certain factors. The key factors involve an estimate of future uncertain events amongst others, the expected term of the option, the expected share price volatility factor and the expected dividend yield. Shares and ADSs are valued using the market value on the grant date. We charge the amounts for options and other share-based compensation to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for share-based compensation is included in the personnel expenses of the various subsidiaries where the associates are employed. For detailed information on our equity-based compensation plans and on the assumptions on which the valuation of share options granted to associates was based for 2006, see "Item 18. Financial Statements—note 27."

Contingencies and environmental liabilities

        A number of our entities are involved in various intellectual property, product liability, commercial, employment and wrongful discharge, environmental and tax litigations and claims, government investigations and other legal proceedings arising out of the normal conduct of their businesses. See "Item 18. Financial Statements—note 19" for further detail.

        We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. We adjust these accruals periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and considers such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. We provide for individually significant cases when probable and reasonably estimable. We accrue legal defense costs expected to be incurred in connection with a loss contingency when probable and reasonably estimable.

        We record provisions for non-recurring environmental remediation costs when expenditure on remedial work is probable and the cost can be reliably estimated. Cost of future expenditure does not reflect any insurance or other claims or recoveries, as we only recognize insurance or other recoveries at such time as the amount is reasonably estimable and collection is virtually certain. Recurring remediation costs are provided under non-current liabilities and are estimated by calculating the discounted amounts of such annual costs for the next 30 years.

New Accounting Pronouncements

        See "Item 18. Financial Statements—note 33.14(ii)" for a discussion of the effect of new accounting standards.

SEGMENT REPORTING

        We are divided on a worldwide basis into four operating divisions (Pharmaceuticals, Vaccines and Diagnostics, Sandoz, Consumer Health) and Corporate activities. Our four operating divisions are based on our internal structure. They are managed separately because they each manufacture, distribute and sell distinct products that require differing marketing strategies.

        Inter-divisional sales are made at amounts considered to approximate arm's-length transactions. The accounting policies of the divisions are the same as those of the Group. The Group principally evaluates divisional performance and allocates resources based on operating income.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: cardiovascular and metabolism; oncology and hematology; neuroscience; respiratory and dermatology; infectious diseases, transplantation and immunology; arthritis, bone, gastrointestinal and urinary; and ophthalmics. Our Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a Business Unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment, since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division. Our Pharmaceuticals Division is the most important division, accounting in 2006 for $22.6 billion, or 61%, of Group net sales and for $6.7 billion, or 82%, of Group operating income.

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division is a new division focused on the development of preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer of vaccines and the second-largest supplier of influenza vaccines in the US. Key products also include meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics activity dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world's blood supply. In 2006, our Vaccines and Diagnostics Division accounted for $956 million, or 3% of Group net sales, and produced a $26 million operating loss.

Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, produces and markets drugs along with pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented prescription drugs as well as generic pharmaceuticals. Our Sandoz Division maintains a Retail Generics activity and an Anti-Infectives activity. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms that are no longer covered by patents. Retail Generics includes the development and manufacture of biopharmaceuticals. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. Sandoz offers some 840 compounds in over 5,000 forms in 110 countries. The most important product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz is our third largest division, both in terms of Group net sales and operating income. In 2006, our Sandoz Division accounted for $6.0 billion, or 16%, of Group net sales and for $736 million, or 9%, of Group operating income.

Consumer Health Division

        Our Consumer Health Division consists of the following four Business Units: OTC (over-the-counter medicines), Animal Health, Gerber and CIBA Vision. Each has manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. The OTC Business Unit covers over-the-counter self medications. The Animal Health Business Unit covers veterinary products for farm and companion animals. The Gerber Business Unit covers foods as well as other products and services designed to serve the particular needs of babies and infants. The CIBA Vision Business Unit covers contact lenses, lens care products, and ophthalmic products.

        Our Medical Nutrition Business Unit was previously included in our Consumer Health Division, but has been classified as a discontinuing operation as a consequence of announcements during 2006 to divest the activities of this Business Unit. For more detail, see "Factors Affecting Results of Operations—Acquisitions and Divestments" above. The Medical Nutrition Business Unit covers health and medical nutrition products.

        In 2006, our Consumer Health Division (excluding discontinuing operations) was our second largest division, both in terms of Group net sales and operating income and accounted for $6.5 billion, or 18%, of Group net sales and for $1.1 billion, or 13%, of Group operating income.

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense that are not attributable to specific divisions. No allocation of Corporate items is usually made to the divisions.

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

Recent Acquisitions and Divestments

        The comparability of the year-on-year results of operations for the Group was significantly affected by a number of significant acquisitions and divestments during 2006, 2005 and 2004. For more detail on these acquisitions and divestments and how they have affected the Group's results, see "—Factors Affecting Results of Operations—Acquisitions and Divestments" above.

Divestment of Medical Nutrition Business Unit

        The results of our Medical Nutrition Business Unit of our Consumer Health Division are reported as discontinuing operations for 2006, 2005 and 2004 in our consolidated financial statements. As a result, the divestment of our Medical Nutrition Business Unit does not affect the comparability of year-on-year results of operations on a continuing operations basis, either for the Group or for the Consumer Health Division.

Currency Fluctuations

        Despite movements in the exchange rate of the US dollar, our reporting currency, compared to major currencies, currency fluctuations have not had a significant effect on the comparability of our results of operations for 2006, 2005 and 2004. For more information, see "—Effects of Currency Fluctuations" above.

2004 Pro Forma Consolidated Financial Information

        We adopted a number of new International Financial Reporting Standards as of January 1, 2005. Certain of these new Standards did not require the retrospective application of new accounting and reporting requirements.

        In order to assist our investors and analysts in their understanding of our results by having comparable information, we have provided 2004 pro forma consolidated income and cash flow statements that include the following additional adjustments compared to the 2004 consolidated income and cash flow statements. The discussion on income statement and cash flow items in this Operating and Financial Review principally compares 2005 with 2004 pro forma financial information.

        The following describes in detail the 2004 pro forma adjustments:

IFRS 2 (Share-based compensation)

        As permitted by IFRS 2, our 2004 audited consolidated financial statements reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma income statements include prior grants that would have had an impact on our 2004 results had there been further retrospective restatements.

IFRS 3 (Business combinations)

        IFRS 3 requires non-amortization of goodwill arising from pre-March 31, 2004 business combinations only from January 1, 2005. The pro forma income statements exclude all goodwill amortization in 2004.

IAS 38 (Intangible assets)

        IAS 38 (revised) requires that acquired R&D assets, such as those related to initial and milestone payments, be capitalized as intangible assets from January 1, 2005 even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. The pro forma income and cash flow statements adopt this policy for all of 2004.

        The following tables show the adjustments we have made to our audited 2004 consolidated income and cash flow statements in preparing the 2004 pro forma financial information:

2004 Pro Forma Consolidated Income Statement

	Note	2004	Adjustments	2004 Pro Forma
		($ millions)	($ millions)	($ millions)
Net sales from continuing operations		27,126		27,126
Other revenues		151		151
Cost of goods sold		(6,700)		(6,700)
Marketing & sales		(8,503)		(8,503)
Research & development	1	(4,152)	94	(4,058)
General & administration		(1,486)		(1,486)
Other income & expense	2	(319)	32	(287)

Operating income from continuing operations		6,117	126	6,243
Income from associated companies	3	68	109	177
Financial income		486	2	488
Interest expense		(261)		(261)

Income from continuing operations before taxes		6,410	237	6,647
Taxes	4	(1,045)	(27)	(1,072)

Net income from continuing operations		5,365	210	5,575
Net income from discontinuing operations		15	11	26

Group net income		5,380	221	5,601

Attributable to
Shareholders of Novartis AG		5,365	221	5,586
Minority interests		15		15
EPS ($)	5	2.28	0.09	2.37

2004 Pro Forma Consolidated Cash Flow Statement

		Year ended December 31,
	Note	2004	Adjustments	2004 Pro Forma
		($ millions)	($ millions)	($ millions)
Cash flow from operating activities from continuing operations	6	6,564	94	6,658
Cash flow used for investing activities from continuing operations	6	(2,816)	(94)	(2,910)
Cash flow used for financing activities from continuing operations		(2,998)		(2,998)
Cash flow from discontinuing operations		(369)		(369)
Translation effect on cash and cash equivalents		56		56

Net change in cash and cash equivalents of continuing operations		437	—	437

Notes to 2004 Pro Forma Consolidated Financial Information

1.
In 2004, $94 million reduction in expense from capitalization of previously expensed acquired R&D intangible assets in our Pharmaceuticals Division.

2.
In 2004, $84 million reduction in expense from ending goodwill amortization, $1 million reduction in expense due to consolidation of our employee share participation foundation and a $53 million increase in expense from share-based compensation, resulting in a net $32 million reduction in expense.

3.
Impact of 2 above and 4 below on result from associated companies.

4.
Tax effect of pro forma adjustments.

5.
Impact of pro forma adjustments on EPS.

6.
Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. The 2004 pro forma consolidated cash flow statements includes the reclassification of $94 million for capitalized R&D payments to cash flow used for investing activities.

RESULTS OF OPERATIONS

        The following table sets forth selected income statement data for each of the periods indicated.

	2006	2005	2004 Pro Forma
	($ millions)	($ millions)	($ millions)
Net sales from continuing operations
Pharmaceuticals	22,576	20,262	18,497
Vaccines and Diagnostics	956
Sandoz	5,959	4,694	3,045
Consumer Health	6,540	6,049	5,584

Net sales from continuing operations	36,031	31,005	27,126
Other revenues	718	314	151
Cost of Goods Sold	(10,299)	(8,259)	(6,700)
Marketing & Sales	(10,454)	(9,397)	(8,503)
Research & Development	(5,349)	(4,825)	(4,058)
General & Administration	(1,957)	(1,681)	(1,486)
Other income & expense	(741)	(355)	(287)

Operating income from continuing operations	7,949	6,802	6,243

Operating income from continuing operations by Division
Pharmaceuticals	6,703	6,014	5,366
Vaccines and Diagnostics	(26)
Sandoz	736	342	263
Consumer Health	1,068	952	960
Corporate income and expense, net	(532)	(506)	(346)

Operating income from continuing operations	7,949	6,802	6,243
Income from associated companies	264	193	177
Financial income	354	461	488
Interest expense	(266)	(294)	(261)
Taxes	(1,282)	(1,090)	(1,072)

Net income from continuing operations	7,019	6,072	5,575
Net income from discontinuing operations	183	69	26

Group net income	7,202	6,141	5,601

Attributable to:
Shareholders of Novartis AG	7,175	6,130	5,586
Minority interests	27	11	15

2006 Compared to 2005

        The following compares our results for the year ended December 31, 2006 to those for the year ended December 31, 2005. Our analysis is divided as follows:

  1.
  Group Overview

  2.
  Net Sales by Division

  3.
  Other Revenues and Operating Expenses

  4.
  Operating Income by Division

  5.
  Net Income

1. Group Overview

        Our Group net sales increased 15% in 2006 to $37.0 billion. All divisions delivered strong performances due to a mixture of organic growth and contributions from acquisitions. Higher sales volumes added six percentage points to our Group net sales growth and acquisitions seven percentage points. Net price changes and currency translation had a positive impact of one percentage point each. Pharmaceuticals accounted for 63% of net sales from continuing operations, Vaccines and Diagnostics for 3%, Sandoz for 16% and Consumer Health 18%. The results of the Medical Nutrition Business Unit for 2006 and prior years are shown as discontinuing operations in this financial report following decisions in 2006 to divest this business. The US remained our largest market, representing 41% of Group net sales, Europe for 37% and the rest of the world for 22%.

        Our Group operating income advanced 18% to $8.2 billion despite Chiron acquisition-related costs of $642 million. Excluding these, our Group operating income increased by 28%. Operating income from continuing operations advanced 17%, at a rate higher than sales as productivity improvements and the strong sales volume expansion more than offset one-time costs related to acquisitions. Cost of Goods Sold rose 25% and increased as a percentage of net sales to 28.6%, mainly reflecting the impact of purchase price accounting and increased amortization of intangible assets from acquisitions. Marketing & Sales fell 1.3 percentage points to 29.0% of net sales primarily due to productivity improvements in our Pharmaceuticals Division. Research & Development expenses rose 11% as we continued to have one of the industry's highest R&D investment rates at 14.8% of our net sales and 18.9% of our Pharmaceuticals Division net sales.

        Our Group operating margin, defined as our operating income as a percentage of our net sales, increased to 22.1% from 21.4% in 2005, as underlying operating improvements were only partially offset by one-time acquisition-related costs. The operating margin from continuing operations increased to 22.1% from 21.9% in 2005.

        Our Group net income rose 17% to $7.2 billion. Excluding the impact on our Group net income of Chiron acquisition-related costs of $451 million it would have increased 25%. Net income from continuing operations increased 16% to $7.0 billion as the operating income increase was partially offset by the reduction in financial income. Our earnings per share rose 16% to $3.06 per share from $2.63 in 2005.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
			Change in $	Change in local currencies
	2006	2005
	($ millions)	($ millions)	(%)	(%)
Net sales
Pharmaceuticals	22,576	20,262	11	11
Vaccines and Diagnostics	956
Sandoz Division	5,959	4,694	27	25
Consumer Health	6,540	6,049	8	8

Net sales from continuing operations	36,031	31,005	16	16
Net sales from discontinuing operations	989	1,207	(18)	(18)

Group net sales	37,020	32,212	15	14

        The following table sets forth the gross to net sales reconciliation for each of the periods indicated.

Gross to net sales reconciliation

	Total 2006	In % of 2006 gross sales	Total 2005	In % of 2005 gross sales
	($ millions)		($ millions)
Group gross sales subject to deductions	44,844	100.0	38,844	100.0
US Medicaid and Medicare and State program rebates and credits including prescriptions drug savings card	(712)	(1.6)	(794)	(2.0)
US managed healthcare rebates	(436)	(1.0)	(498)	(1.3)
Other healthcare plans & programs (non-US) rebates	(226)	(0.5)	(96)	(0.2)
Chargebacks (including hospitals)	(2,402)	(5.4)	(1,782)	(4.6)
Direct customer discounts, cash discounts and other rebates	(2,982)	(6.5)	(2,290)	(5.9)
Sales returns and other deductions	(1,066)	(2.4)	(1,172)	(3.0)

Total gross to net sales adjustments	(7,824)	(17.4)	(6,632)	(17.0)

Group net sales	37,020	82.6	32,212	83.0

        In 2006, the percentage of deductions from gross sales practically remained unchanged from 2005.

Pharmaceuticals Division

        Strong net sales growth of 11% in local currencies (lc) was driven by dynamic performances from leading brands that have made Novartis a leader in its Cardiovascular, Oncology and Neuroscience franchises. Four products—Diovan, Gleevec/Glivec, Lotrel and Zometa—each achieved sales of more than $1 billion in 2006. Cardiovascular strategic brand sales were up 15% (+15% lc) to $6.5 billion as the leading hypertension medicines Diovan (+15% lc), which recorded sales exceeding $4.2 billion, and Lotrel

(+26% lc) each gained market share, while the anti-cancer drugs Gleevec/Glivec (+17% lc), which surpassed $2.5 billion in sales, and Femara (+33% lc) led the 16% (+15% lc) rise in Oncology net sales to $5.9 billion.

        In the US, net sales rose 17% to $9.5 billion, led by excellent performances from Diovan (+20%), Gleevec/Glivec (+20%), Lotrel (+26%) and Zelnorm/Zelmac (+37%). Net sales in Europe were up 8% (+7% lc) as strong performances from the leading products Diovan, Gleevec/Glivec and Femara, as well as dynamic growth in the emerging European growth markets of Russia and Turkey, were partially offset by healthcare pricing pressure and generic competition for some products, particularly in France and Germany. Latin America delivered a strong expansion thanks to good performances from Brazil and Mexico, with sales in the region up 21% (+17% lc).

        Chiron's pharmaceuticals business, acquired in mid-2006, added two percentage points to net sales growth in local currencies. Volume increases added six percentage points. Price increases added three percentage points. The impact of currencies on the Pharmaceutical Division's net sales was immaterial.

Pharmaceuticals Division key product highlights

        Note: All growth figures refer to 2006 worldwide sales growth in local currencies.

Top 20 Pharmaceutical Division Product Net Sales—2006

Brands	Therapeutic Area	United States	% change in local currencies	Rest of the World	% change in local currencies	Total	% change in $	% change in local currencies
		($ millions)		($ millions)		($ millions)
Diovan/Co-Diovan	Hypertension	1,858	20	2,365	12	4,223	15	15
Gleevec/Glivec	Chronic myeloid leukemia/Gastro-intestinal stromal tumors	630	20	1,924	16	2,554	18	17
Lotrel	Hypertension	1,352	26			1,352	26	26
Zometa	Cancer complications	696	(1)	587	12	1,283	5	4
Lamisil (group)	Fungal infections	574	7	404	(31)	978	(14)	(13)
Neoral/Sandimmun	Transplantation	125	(17)	793	(1)	918	(4)	(4)
Sandostatin (incl. LAR)	Acromegaly	367	(2)	548	4	915	2	2
Lescol	Cholesterol reduction	256	0	469	(8)	725	(5)	(5)
Trileptal	Epilepsy	549	19	172	11	721	17	17
Femara	Breast cancer	338	40	381	27	719	34	33

Top ten products		6,745	15	7,643	7	14,388	10	10
Voltaren (group)	Inflammation/pain	8	60	682	0	690	0	1
Zelnorm/Zelmac	Irritable bowel syndrome	488	37	73	20	561	34	34
Exelon	Alzheimer's disease	187	9	338	12	525	12	11
Tegretol (incl. CR/XR)	Epilepsy	120	10	271	(5)	391	(1)	(1)
Visudyne	Macular degeneration	70	(62)	284	(6)	354	(27)	(27)
Miacalcic	Osteoporosis	199	(13)	140	3	339	(7)	(7)
Comtan/Stalevo Group	Parkinson's disease	157	18	182	24	339	22	21
Foradil	Asthma	14	0	317	(1)	331	0	(1)
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	264	47	66	6	330	37	37
Famvir	Viral infections	166	10	102	(3)	268	6	5

Top twenty products		8,418	14	10,098	5	18,516	9	9
Rest of portfolio		1,054	43	3,006	14	4,060	21	21

Total		9,472	17	13,104	7	22,576	11	11

        Diovan ($4.2 billion, +15% lc), the leading angiotensin-receptor blocker by sales worldwide, generated further excellent growth and achieved a record market share in its segment based on new indications, higher-strength doses and strong new efficacy data. In the US, Diovan has benefited from a leading formulary position with healthcare payors. Co-Diovan (combination with a diuretic) was up 19% lc in Europe, reflecting increasing use of combination therapies.

        Gleevec/Glivec ($2.6 billion, +17% lc), a targeted treatment for patients with certain forms of chronic myeloid leukemia (CML) and gastro-intestinal stromal tumors (GIST), continued to expand at a rapid rate through ongoing penetration of the CML and GIST markets. New landmark data showed nearly 90% of CML patients in a five-year study taking Gleevec/Glivec were still alive after five years. Gleevec/Glivec also received four EU and five US approvals for treating various rare diseases during 2006.

        Lotrel ($1.4 billion, +26% only in US), the leading fixed-dose combination treatment for hypertension in the US since 2002, has delivered strong growth based on new dosing strengths as well the increasing use of multiple therapies to treat hypertension, demographic factors and the impact of US disease awareness campaigns.

        Zometa ($1.3 billion, +4% lc), an intravenous bisphosphonate for patients with bone cancer, was impacted by an overall slowing of the bisphosphonate segment in the US and Europe. However, Zometa has gained market share in treating patients with lung and prostate cancer and also benefited from a launch in Japan.

        Lamisil ($978 million, -13% lc), an oral treatment for fungal nail infections, generated higher sales in the US, but this was offset by falling sales in Europe following the entry of generic competition in late 2005. In December 2006, the FDA confirmed the grant of a pediatric extension for Lamisil extending its marketing exclusivity through to June 2007.

        Neoral/Sandimmun ($918 million, -4% lc), for transplantation, achieved steady sales despite generic competition in many markets.

        Sandostatin ($915 million, +2% lc), for certain types of cancer, benefited from double-digit growth of the long-acting patent protected version.

        Lescol ($725 million, -5% lc), for cholesterol reduction, maintained sales in the US but suffered a reduction in the rest of the world due to generic competition.

        Trileptal ($721 million, +17% lc), against epilepsy, continued to grow significantly in its last year before generic competition is expected.

        Femara ($719 million, +33% lc), a leading oral treatment for women with hormone-related breast cancer, was a key growth driver due to ongoing market share gains. Clinical data has confirmed the benefits of use in women after surgery (adjuvant) as well as after completion of tamoxifen therapy (extended adjuvant). Recent four-year data from a major trial confirmed Femara significantly reduces the risk of breast cancer returning.

        Zelnorm/Zelmac ($561 million, +34% lc), for treatment of irritable bowel syndrome with constipation and chronic idiopathic constipation, has benefited from outstanding US growth due to broader use of the product and ongoing disease awareness programs.

        Exelon ($525 million, +11% lc), approved for treatment of mild to moderate Alzheimer's disease as well as dementia related to Parkinson's disease, has expanded sales thanks to greater use in patients with Alzheimer's and its status as the only approved product for the treatment of dementia associated with Parkinson's disease. Exelon is now available in over 70 countries.

        Visudyne ($354 million, -27% lc), a treatment for the eye disease "wet" age-related macular degeneration, reported a sharp decline in net sales linked to off-label competition in the US and in other key markets, but sales in Japan were higher.

        Stalevo/Comtan ($339 million, +21% lc), an enhanced longer-lasting levodopa therapy for the treatment of patients with Parkinson's disease, has generated higher sales following launches in certain European markets as well as ongoing growth in the US.

        Ritalin/Focalin ($330 million, +37% lc), for attention-deficit hyperactivity disorder in both adults and children, has been supported by the launch of a higher-dose formulation in the US as well as the launch of Focalin (a single isomer version of Ritalin) in a number of countries and longer-acting versions that have reduced the need for midday dosing.

        Exjade ($143 million), the first once-daily oral iron chelator for chronic iron overload, has performed well since its approval in the US and over 70 countries in 2006 as a new treatment for iron overload associated with blood disorders such as sickle cell anemia, myelodysplastic syndrome and thalassemia.

        Xolair ($102 million), for severe allergic asthma, has now been launched in over 20 countries following EU approval in October 2005, with approvals received in over 50 countries. In the US, Novartis co-promotes Xolair with Genentech, which distributes it and shares a portion of operating income. Xolair had 2006 net sales of $425 million in the US, resulting in a contribution to Novartis of $140 million reported as Other Revenues.

Vaccines and Diagnostics Division

        Vaccines and Diagnostics, a new division created following our acquisition of Chiron in April 2006, generated net sales growth of 42% in the eight months since acquisition over the comparable eight month 2005 period recorded by Chiron, mainly from increased seasonal influenza vaccine sales in the US. Sales of diagnostics products, primarily for testing of blood donations, also showed steady growth.

Sandoz Division

        Net sales advanced 27% due to new product launches and stronger positions in fast-growing markets, particularly Europe and supported by Hexal AG and Eon Labs, Inc. following their mid-2005 acquisition. These transactions made Sandoz a global leader in generics. Sandoz maintained its leadership position in Germany in tough market conditions marked by price cuts during 2006. Key growth drivers have been differentiation through difficult-to-make generics and innovative product applications, including device technologies. Volume increases contributed seven percentage points to 2006 net sales growth; currency effects two percentage points and acquisition effects 24 percentage points, offset by a decline of six percentage points due to reduced prices.

Consumer Health Division continuing operations

        Strong sales expansions in OTC and Animal Health, due to the increasing focus on strategic brands and product innovations underpinned the net sales growth of the continuing operations of 8%. OTC brands acquired from Bristol-Myers Squibb Co. in mid-2005 supported the sales expansion.

Discontinuing Consumer Health Division operations

        We announced plans in December to divest the remainder of the Medical Nutrition Business Unit in the Consumer Health Division for $2.5 billion to Nestlé S.A., Switzerland. This follows the sale of the business unit's Nutrition & Santé unit in February 2006. The sale of the remainder of Medical Nutrition, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007. The financial data for this business unit, including Nutrition & Santé is disclosed in 2005 and 2006 under "Discontinuing operations."

3. Other Revenues and Operating Expenses

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Net sales from continuing operations	36,031	31,005	16
Other revenues	718	314	129
Cost of Goods Sold	(10,299)	(8,259)	25
Marketing & Sales	(10,454)	(9,397)	11
Research & Development	(5,349)	(4,825)	11
General & Administration	(1,957)	(1,681)	16
Other Income & Expense	(741)	(355)	109

Operating income from continuing operations	7,949	6,802	17
Operating income from discontinuing operations	225	103	118

Group operating income	8,174	6,905	18

Other revenues

        Other revenues rose 129%, primarily due to additional royalty income arising in the new Vaccines and Diagnostics Division mainly from its diagnostic activities and also increasing co-promotion contributions in the Pharmaceuticals Division from sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in partnership with Genentech and Tanox.

Cost of Goods Sold from continuing operations

        Cost of Goods Sold rose 25% to $10.3 billion in 2006. As a percentage of net sales from continuing operations, Cost of Goods Sold increased to 28.6% compared to 26.6% in 2005. The negative impact of increased amortization charges for intangible assets and one-time inventory step-up costs from the Chiron acquisition more than offset lower costs in the Pharmaceuticals Division related to productivity gains and product mix improvements.

Marketing & Sales from continuing operations

        Marketing & Sales expenses increased 11% to $10.5 billion and reflects an increase in the US Pharmaceuticals Division sales force. However, Marketing & Sales expenses declined as a percentage of net sales from continuing operations to 29.0% compared to 30.3% in 2005.

Research & Development from continuing operations

        Research & Development expenses rose 11% to $5.3 billion as a result of our ongoing investments in the Novartis Institutes for BioMedical Research in the US as well as clinical trials for late stage compounds. These compounds include FTY720 (multiple sclerosis) and QAB149 (respiratory diseases). R&D expenses as a percentage of net sales from continuing operations declined to 14.8% of net sales compared to 15.6% in 2005.

General & Administration from continuing operations

        General & Administration expenses rose 16% to $2.0 billion in 2006, in line with net sales from continuing operations. General & Administration expenses remained at 5.4% of net sales from continuing operations.

Other Income & Expense from continuing operations

        Other Income and Expense amounted to a net expense of $741 million in 2006 compared to $355 million in 2005. This increase was primarily due to $144 million of lower divestment gains in the Pharmaceuticals Division in 2006 and $175 million of acquisition costs for Chiron in the Pharmaceuticals and Vaccines and Diagnostics Divisions.

4. Operating Income by Division

        Operating income from continuing operations advanced 17%, at a higher pace than sales growth as the strong sales volume expansion and productivity improvements were only partially offset by one-time and other acquisition-related costs related to the Chiron transaction of $642 million. Group operating income would have increased by 28% if these costs were excluded.

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,703	6,014	11
Vaccines and Diagnostics	(26)
Sandoz Division	736	342	115
Consumer Health	1,068	952	12
Corporate income and expense, net	(532)	(506)	5

Operating income from continuing operations	7,949	6,802	17
Operating income from discontinuing operations	225	103	118

Group operating income	8,174	6,905	18

Pharmaceuticals Division

        The Pharmaceuticals Division operating income (excluding Chiron acquisition-related costs of $309 million) advanced 17% and the corresponding operating margin reached 31.1%. Reported operating income kept pace with net sales, rising 11% from productivity gains in all areas and despite the impact of costs to integrate Chiron's pharmaceuticals business. These amounted to $226 million for restructuring and inventory step-up charges and $83 million for increased amortization of intangible assets. The division also had lower divestment gains than in 2005. The operating margin on net sales remained at 29.7% despite these factors. Other revenues rose significantly, principally due to US co-promotion contributions for the asthma medicine Xolair. Cost of Goods Sold rose 17%, as one-time Chiron costs offset savings from good cost management and improved product mix. Marketing & Sales expenses rose at a slower pace than net sales, climbing 9%, as productivity gains offset marketing investments to support multiple planned new product launches, particularly in the US, as well as the expansion of activities in emerging growth markets such as China and Turkey. Research & Development expenses were up 7% to $4.3 billion as investments were made in key late-stage projects. Research & Development increased 17% if the exceptional $332 million NKS104 impairment is excluded from the 2005 amounts.

Vaccines and Diagnostics Division

        Although Vaccines and Diagnostics reported an operating loss of $26 million, this is after recording substantial acquisition-related costs. Excluding these, the division had an operating income of $307 million for the period following the acquisition in April 2006. This strong performance was more than offset by one-time restructuring and other acquisition-related costs of $333 million comprised of restructuring charges of $44 million, one-time inventory step-up costs of $117 million and amortization of intangible assets of $172 million.

Sandoz Division

        Sandoz operating income advanced significantly faster than net sales growth, rising 115% to $736 million due to operational improvements and the non-recurrence of integration costs in the year ago period. An accounting irregularity in France resulted in a $69 million operating income charge.

Consumer Health Division continuing operations

        Consumer Health operating income rose 12% for continuing operations on strong performances of strategic brands in OTC and Animal Health, offset by a weak performance in CIBA Vision due to product supply issues.

Discontinuing Consumer Health Division operations

        The Nutrition & Santé unit of the Medical Nutrition Business Unit generated $2 million operating income until its divestment in February 2006. The pre-tax divestment gain on selling this unit amounted to $129 million. The balance of the Medical Nutrition Business Unit generated operating income of $94 million in 2006.

Corporate Income & Expense, net

        Net corporate expense totaled $532 million compared to $506 million in 2005.

5. Net income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Operating income from continuing operations	7,949	6,802	17
Income from associated companies	264	193	37
Financial income	354	461	(23)
Interest expense	(266)	(294)	(10)

Income before taxes from continuing operations	8,301	7,162	16
Taxes	(1,282)	(1,090)	18

Net income from continuing operations	7,019	6,072	16
Net income from discontinuing operations	183	69	165

Group net income	7,202	6,141	17

Attributable to
Shareholders of Novartis AG	7,175	6,130	17
Minority interests	27	11	145

Income from associated companies

        Associated companies are accounted for using the equity method when we hold between 20% and 50% of the voting shares of these companies, or where we otherwise have significant influence over them. Income from associated companies is mainly derived from the Group's investment in Roche Holding AG ("Roche"). Income from our investment in Chiron Corporation has been accounted for using the equity method until we acquired the remaining outstanding shares in April 2006.

        For 2006, income from associated companies rose to $264 million from $193 million in 2005. Our 44% interest in Chiron before our acquisition contributed a loss of $44 million compared to a gain of $19 million in 2005, due to exceptional charges of $53 million in the period prior to full consolidation. This charge was principally related to the accelerated vesting of Chiron share options.

        Our 33.3% interest in Roche voting shares, which represents a 6.3% interest in the total equity of Roche, generated income of $290 million, up from $166 million in 2005. This reflects an estimate of our share of 2006 income from Roche, which is $404 million and includes a positive prior-year adjustment of $13 million. This income was reduced by a charge of $114 million for the amortization of intangible assets arising from the allocation of our purchase price to Roche's property, plant & equipment and intangible assets.

        A survey of analyst estimates is used to predict our share of net income in Roche. Any differences between these estimates and actual results will be adjusted in 2007.

Financial income and interest expense from continuing operations

        Net financial income fell to $88 million from $167 million in 2005, reflecting the sharp decline of $3.8 billion in average net liquidity as a result of recent acquisitions. At December 31, 2006, we had net liquidity from continuing operations of $656 million compared to $2.5 billion at the end of 2005. As a result, financial income fell to $354 million in 2006 from $461 million in the year-ago period.

        The following table provides an analysis of our sources of financial income:

	Equity options	Forward exchange contracts	Foreign exchange options	Interest Rate Swaps/Cross Currency Swaps/ Forward Rate Agreements	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2006
Income on options and forward contracts	8	250	13	(223)	48
Expenses on options and forward contracts	(6)	(293)	(17)		(316)

Options and forward contracts result, net	2	(43)	(4)	(223)	(268)

Interest income					367
Dividend income					8
Net capital gains					282
Impairment of marketable securities					(25)
Other financial result, net					(48)
Currency result, net					38
Total financial income					354
2005
Income on options and forward contracts	21	92	39	(69)	83
Expenses on options and forward contracts	(32)	(58)	(53)	(1)	(144)

Options and forward contracts result, net	(11)	34	(14)	(70)	(61)
Interest income					405
Dividend income					3
Net capital gains					94
Impairment of marketable securities					(49)
Other financial result, net					(46)
Currency result, net					115
Total financial income					461

Taxes

        Our effective tax rate, including discontinuing operations, was 15.5% in 2006, the same as in 2005. Tax expense on continuing operations rose 17.6% to $1.3 billion from $1.1 billion in the year-ago period. Our effective tax rate on continuing operations (taxes as a percentage of income before tax) was 15.4% in 2006 compared to 15.2% in 2005.

        Our expected tax rate on continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 15.8% compared to 15.9% in 2005. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See "Item 18. Financial Statements—note 6" for details of the main elements contributing to the difference.

Net income from discontinuing operations

        Our after-tax net income from discontinuing operations was $183 million. This comprises the result from the Medical Nutrition Business Unit of Consumer Health and also a pre-tax gain of $129 million from the Nutrition & Santé divestment in 2006.

Group net income

        Our Group net income advanced 17% to $7.2 billion from $6.1 billion in 2005, rising faster than net sales due to the strong underlying operating income performance which more than compensated the Chiron acquisition-related charges. These net charges of $451 million comprise $642 million of operating charges, offset by $244 million in related tax savings, however also included an exceptional reduction of income from associated companies of $53 million in the four months up to Chiron's full consolidation in April. Excluding these acquisition-related effects net income rose 25%. Also effecting net income was lower net financial income due to the lower average net liquidity as a result of the 2006 acquisitions. Group net income increased to 19.5% of Group net sales compared to 19.1% in 2005. Net income from continuing operations was also 19.5% of the related net sales. The return on average equity arising from the Group net income was 19.3% compared to 19.0% in 2005.

2005 Compared to 2004

        The following compares our results in the year ended December 31, 2005 to those of the year ended December 31, 2004. Our analysis, which except for net sales, is primarily based on the 2004 pro forma figures, is divided as follows:

  1.
  Group Overview

  2.
  Net Sales by Division

  3.
  Other Revenues and Operating Expenses

  4.
  Operating Income by Division

  5.
  Net Income

1. Group Overview

        Our Group net sales rose 14% (+13% in local currencies, or lc) to $32.2 billion in 2005 based on the dynamic expansion of Pharmaceuticals and Sandoz, which was supported by the acquisitions of Hexal and Eon Labs in 2005, as well as good performances in Consumer Health, particularly OTC. Volume increases were the primary growth driver, contributing 9 percentage points to our net sales growth. Currency benefits added 1 percentage point, while acquisitions added 5 percentage points. Prices across the Group declined 1 percentage point. Pharmaceuticals accounted for 63% of our total Group net sales, Sandoz for Group 15% and Consumer Health 22%. The US remained our largest market, accounting for 39% of our total Group net sales, Europe for 37% and the rest of the world for 24%.

        Group operating income advanced 10% at a slower rate than sales, as productivity improvements and the strong volume expansion were partially offset by one-time costs, particularly related to acquisitions. Cost of Goods Sold rose 22% and increased as a percentage of Group net sales by 1.8 percentage points to 27.5%, owing mainly to purchase price accounting impacts and increased amortization of intangible assets in Sandoz related to acquisitions. Marketing & Sales expenses fell 1 percentage point to 30.4% of Group net sales based primarily on productivity improvements in Pharmaceuticals. Research & Development expenses rose 19%, which included a $332 million impairment charge for the development compound NKS104, and represented 15% of Group net sales. General & Administrative expenses as a percentage of

Group net sales declined 0.1 percentage point, accounting for 5.4% of net sales. Our Group operating margin decreased to 21.4% of Group net sales from 22.3% in 2004, based on acquisition-related costs in Sandoz as well as impairment related charges in Pharmaceuticals.

        Our Group net income advanced 10% to $6.1 billion, reflecting the strong organic growth. Earnings per share rose 11%, slightly faster than net income, due to the impact of the share repurchase programs, to $2.63 per share from $2.37 in 2004.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
			Change in $	Change in local currencies
	2005	2004
	($ millions)	($ millions)	(%)	(%)
Net sales
Pharmaceuticals	20,262	18,497	10	9
Sandoz	4,694	3,045	54	54
Consumer Health	6,049	5,584	8	8

Net sales from continuing operations	31,005	27,126	14	14
Net sales from discontinuing operations	1,207	1,121	8	7

Group net sales	32,212	28,247	14	13

        As discussed in the Critical Accounting Policies Section, the US market has the most complex arrangements in the area of deductions from gross sales to arrive at net sales, which is the starting point for all our discussions on our sales developments. The following table shows the extent of sales deductions made in the US for our key subsidiaries affected, which are NPC, Sandoz Inc., Eon Labs Inc., and Novartis Consumer Health Inc. (OTC):

Gross to Net sales reconciliation in the US

	2005	% of gross sales	2004	% of gross sales
	($ millions)		($ millions)
Gross Sales subject to deductions	13,266	100	11,028	100
Medicaid & Medicare and State program rebates & credits including prescription drug saving cards	(774)	(6)	(624)	(6)
Managed healthcare rebates	(499)	(4)	(538)	(5)
Chargebacks including hospital chargebacks	(1,405)	(11)	(800)	(7)
Direct discounts, cash discounts & other rebates	(568)	(4)	(115)	(1)
Sales returns & other deductions	(268)	(2)	(355)	(3)

Total Gross to Net sales adjustments	(3,514)	(27)	(2,432)	(22)

Net sales	9,752	73	8,596	78

        The principal reason for the changes in the percentage deductions from gross sales are the following:

        The 4 percentage points increase of chargebacks including hospital chargebacks in 2005 as compared to 2004 is principally a reflection of the higher gross sales, as well as the mix of end users and the acquisition of Eon Labs.

Pharmaceuticals Division

        Note: The following discussion is based on the old therapeutic areas of our Pharmaceuticals Division. For details of the new organizational structure see "Item 4. Information on the company—Item 4.B Business Overview—Pharmaceuticals—Overview."

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

General Medicines

  •
  Diovan ($3.7 billion, +19% lc) the leading angiotensin-receptor blocker (ARB) worldwide, continued its strong performance. Key drivers have been recently approved indications and the global rollout of higher strengths of Co-Diovan (a combination of Diovan and a diuretic) as well as disease-awareness and education programs (such as the "BP Success Zone") in the US. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US Diovan is the leading seller in the ARB market segment, with a 38% share (Source: IMS).

  •
  Lotrel ($1.1 billion, +17% US), the No. 1 fixed combination treatment for hypertension in the US since 2002, kept up double-digit growth based on new guidelines recommending more aggressive treatment of elevated blood pressure with multiple medicines and the US disease awareness campaign.

  •
  Lamisil ($1.1 billion, -2% lc), the leading treatment worldwide for fungal nail infections, had lower overall sales as a result of generic competition in most major European markets. In the US, sales were slightly higher, further increasing its leadership despite the launch in 2005 of a generic version of our competitor itraconazole.

  •
  Zelnorm/Zelmac ($418 million, +39% lc), a breakthrough therapy for irritable bowel syndrome (IBS) with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, maintained double-digit growth rates in the US and other key markets, reflecting the product's therapeutic benefits and increasing disease awareness. In the US, the performance was driven by the continued strong uptake of Zelnorm/Zelmac in its new chronic constipation indication and also benefited from the normalization of inventories compared to below-average levels in the year-ago period. We will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against EU approval of Zelnorm. This product has been approved in 56 countries for treatment of women with irritable bowel syndrome with constipation (IBS-C).

  •
  Elidel ($270 million, -23% lc), had a decline in sales since a FDA health advisory statement in March 2005 relating to a theoretical risk of lymphoma for this class of medicines. Sales in the rest of the world declined at a more moderate rate. Product labeling discussions are ongoing with the FDA. We remain confident in the safety and efficacy of Elidel in its approved indications.

Specialty Medicines

Oncology

  •
  Gleevec/Glivec ($2.2 billion, +32% lc), indicated for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), maintained growth rates through further penetration of the CML and GIST markets. Also supporting growth have been an increase in the average daily dose as well as increasing number of patients thanks to improved survival benefits. Data from the IRIS study showed that more than 90% of patients with newly-diagnosed chronic phase CML who are taking Gleevec/Glivec are still alive after 4.5 years. Moreover less than 1% of patients progressed to advanced disease in the fourth year, indicating an overall decreased rate of progression. Gleevec/Glivec received EU approval in 2005 for increasing the average daily dose to 800 mg from 400 mg or 600 mg for patients with chronic phase CML and in GIST patients whose cancer is progressing on the lower dose. Gleevec/Glivec has been submitted in the US, EU and Japan for Ph+ acute lymphoblastic leukemia (ALL).

  •
  Zometa ($1.2 billion, 13% lc), the leading intra-venous bisphosphonate for bone metastases, reached a record 75% market segment share in a maturing US market. Greater use in prostate and lung cancer was somewhat offset by slowing growth in breast cancer and myeloma due to high penetration rates. In the EU, Zometa is growing market share despite new competition.

  •
  Femara ($536 million, +38% lc), a leading first-line therapy for early and advanced breast cancer in post-menopausal women, benefited from further penetration of the extended adjuvant setting after five years of tamoxifen therapy. Data from the landmark MA-17 trial reported at a major medical meeting found that post-menopausal women with early breast cancer received significant benefit from Femara therapy even after a prolonged period of no anti-cancer treatment. In addition, Femara received US approval in December 2005 for use as an initial treatment immediately after surgery in patients with hormone-sensitive early breast cancer (adjuvant setting), becoming the only medicine in its class approved in the US for use as an initial treatment as well as after completion of five years of tamoxifen therapy. This new US indication was based on results from the BIG 1-98 study, which were published for the first time in the December 2005 issue of The New England Journal of Medicine. Submissions for this new indication have been made in Europe, where it has already been approved in the UK. Femara has also received approval in Japan for use in the treatment of post-menopausal women with breast cancer.

  •
  Sandostatin ($896 million, +8% lc) for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, reported a decline in the US, where the subcutaneous formulation faces generic competition. However, sales of the long-acting LAR version expanded at a double-digit rate in the US and the rest of the world.

Ophthalmics

        Net sales increased 8% in US dollars (7% lc), as Visudyne ($484 million, +7% lc), the leading treatment for "wet" AMD (age-related macular degeneration), were higher despite the entry of off-label competition in the US. Visudyne growth was strong in the rest of the world, including the UK, Germany, and France, with sales outside the US up 24% in local currencies.

Transplantation

        Net sales for the year declined 1% in local currencies based on lower sales of Neoral/Sandimmun ($953 million, -6% lc) due to the impact of ongoing generic competition.

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

Consumer Health Division continuing operations

        Net sales increased 8% (+8% lc) to $6.0 billion, helped by double-digit growth performance in OTC tied to its focus on strategic brands and the contribution of the North American OTC business of Bristol-Myers Squibb (BMS), which we acquired effective September 1, 2005. This acquisition added $100 million in sales to the division.

Discontinuing Consumer Health Division operations

        Net sales increased by 8% (+7% lc) to $1.2 billion driven by the acquisition effect of Mead Johnson.

3. Other Revenues and Operating Expenses

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Net sales from continuing operations	31,005	27,126	14
Other revenues	314	151	108
Cost of Goods Sold	(8,259)	(6,700)	23
Marketing & Sales	(9,397)	(8,503)	11
Research & Development	(4,825)	(4,058)	19
General & Administration	(1,681)	(1,486)	13
Other Income & Expense	(355)	(287)	24

Operating income from continuing operations	6,802	6,243	4
Operating income from discontinuing operations	103	46	124

Group operating income	6,905	6,289	10

Other revenues

        Other revenues were higher, primarily the result of increased contributions from the sale of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in partnership with Genentech and Tanox, and the result of additional royalty income.

Cost of Goods Sold from continuing operations

        Cost of Goods Sold rose 23% to $8.3 billion in 2005, rising to 26.7% in 2005 as a percentage of our net sales from continuing operations from 24.7% in 2004. Purchase price accounting impacts and increased amortization of intangible assets in Sandoz due to the acquisitions more than offset lower costs in our Pharmaceuticals Division related to productivity gains and product mix improvements.

Marketing & Sales from continuing operations

        Marketing & Sales expenses increased 11% to $9.4 billion, but declined slightly as a percentage of net sales from continuing operations to 30.3% compared to 31.3% in 2004, mainly reflecting the impact of sustained productivity gains in the Pharmaceuticals Division.

Research & Development from continuing operations

        Research & Development expenses rose 19% in 2005 to $4.8 billion, reflecting investments in the Novartis Institutes for BioMedical Research in the US as well as in late-stage compounds, particularly Rasilez (hypertension), Galvus (type 2 diabetes) and FTY720 (multiple sclerosis). Also affecting Research & Development was an impairment of $332 million for NKS104, a lipid-lowering agent project that has been stopped, and the consolidation of Hexal and Eon Labs in Sandoz. R&D expenses as a percentage of net sales from continuing operations went up to 15.6% compared to 15.0% in 2004. The 2004 pro forma impact reflects a reduction in expense of $94 million from capitalization of previously expensed Pharmaceuticals Division acquired R&D intangible assets payments.

General & Administration from continuing operations

        General & Administration expenses rose 13% to $1.7 billion in 2005, expanding at a slower pace than net sales from continuing operations, leading to a modest improvement as a percentage of net sales to 5.4% compared to 5.5% in 2004.

Other Income & Expense from continuing operations

        Other Income & Expense from continuing operations was a net charge of $355 million in 2005 compared to a net charge of $287 million in 2004. The 2004 pro forma impact reflects a reduction in expense of $84 million from ending goodwill amortization and an increase of $52 million in expense from share-based compensation, resulting in a net $32 million reduction in expense.

4. Operating Income by Division

        Group operating income advanced 10%, at a slightly lower pace than sales, as strong volume expansion and productivity improvements were partially offset by one-time costs related to acquisitions.

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,014	5,366	12
Sandoz Division	342	263	30
Consumer Health	952	960	(1)
Corporate income and expense, net	(506)	(346)	46

Operating income from continuing operations	6,802	6,243	9
Operating income from discontinuing operations	103	46	124

Group operating income	6,905	6,289	10

Pharmaceuticals Division

        Pharmaceuticals operating income expansion outpaced sales growth, rising 12% from productivity gains in all areas that led to an operating margin of 29.7%, an increase of 0.7 percentage points over 2004. Other revenues contributed 0.5 percentage points to the improved operating margin, reflecting profits from the successful launch of the asthma medicine Xolair. Costs of Goods Sold improved 0.3 percentage points as a percent of sales, thanks to productivity gains and product mix improvements. Marketing & Sales costs rose 6.3% versus 2004, slower than the 2005 sales growth, leading to an improvement of

1.0 percentage point as productivity gains, especially in the US, offset investments in oncology, particularly for Femara, as well as expansion in emerging markets such as China and Turkey. General & Administration costs were reduced to 3.2% of sales adding 0.3 percentage points to the improved operating margin. A slight decline in Other Income & Expenses also contributed to the better performance. Research & Development costs were higher, reflecting investments in late-stage development projects—particularly Rasilez (hypertension), Galvus (type 2 diabetes) and FTY720 (multiple sclerosis). One-time gains of $231 million from the divestment of product rights for Cibadrex/Cibacen in Europe and the sale of license rights for Restasis® recorded in Other Income and Expense partially offset an impairment recorded in Research & Development of $332 million after management decided the profile of the development compound NKS104 (pitavastatin) was no longer competitive from its point of view. Principally as a result of the impairment R&D costs as a percentage of sales rose 1.4 percentage points to 19.6% in 2005. The 2004 forma operating income reflects the impact of $94 million reduction in expense from capitalization of previously expensed acquired R&D intangible assets, as well as a $20 million reduction in expense from ending goodwill amortization.

Sandoz Division

        Operating income rose 30% to $342 million, benefiting from a good underlying business performance. Also supporting growth was an operating income contribution of $344 million from Hexal and Eon Labs, which more than offset the one-time acquisition and related integration costs of $237 million and the amortization of intangible assets of $100 million. These businesses exceeded expectations and performed well since their acquisition in mid-2005. The 2004 pro forma operating income reflects the impact of $23 million reduction in expense from ending goodwill amortization.

Consumer Health Division continuing operations

        Consumer Health operating income from continuing operations was down 1% over the year-ago period due to investments in strategic brands and acquisition-related costs. The Bristol-Myers Squibb acquisition provided operating income of $17 million, which was more than offset by related one-time charges of $40 million. The 2004 pro forma operating income reflects the impact of $41 million reduction in expense from ending goodwill amortization.

Discontinuing Consumer Health Division operations

        Operating income was up 124% to $103 million from $46 million in 2004, primarily due to $51 million of additional legal provisions and $14 million of Mead Johnson acquisition-related costs being recorded in 2004.

Corporate Income and Expense, net

        Net Corporate expense totaled $506 million in 2005, compared to $346 million in 2004, reflecting several factors including increased product liability risk provisions. The 2004 pro forma amounts reflect an additional expense of $52 million primarily from share-based compensation.

5. Net income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
	2005	2004 Pro forma	Change in $
	($ millions)	($ millions)	(%)
Operating income from continuing operations	6,802	6,243	9
Income from associated companies	193	177	9
Financial income	461	488	(6)
Interest expense	(294)	(261)	13

Income before taxes from continuing operations	7,162	6,647	8
Taxes	(1,090)	(1,072)	2

Net income from continuing operations	6,072	5,575	9
Net income from discontinuing operations	69	26	165

Group net income	6,141	5,601	10

Attributable to
Shareholders of Novartis AG	6,130	5,586	10
Minority interests	11	15	(27)

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

        The 2004 pro forma adjustment relates to a reduction in expense from ending goodwill amortization of $154 million and an increase in expense from share-based compensation in respect of associated companies of $45 million.

        A survey of analyst estimates is used to predict our share of the net income of both Roche and Chiron. Any differences between these estimates and actual results will be adjusted in 2006.

Financial income and interest expense from continuing operations

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

Taxes

        Our effective tax rate including discontinuing operations was 15.5% in 2005 compared to 16.3% in 2004 pro forma. Tax expense on continuing operations rose 2% to $1.1 billion in 2005. Our effective tax rate on continuing operations (taxes as a percentage of income before taxes) was 15.2% in 2005 compared to 16.1% in 2004 pro forma.

        Our expected tax rate on continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 15.9% in 2005 compared to 16.6% in 2004 pro forma. Our effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See "Item 18. Financial Statements—note 6" for details of the main elements contributing to the difference.

        The actual amount of taxes are different from the pro forma amounts due to the tax effect of the various pro forma adjustments. See "Item 5.A Operating Results—2004 Pro Forma Consolidated Financial Information" for a more detailed discussion.

Net income from discontinuing operations

        Net income grew 165% to $69 million from $26 million mainly due to increased legal provisions and acquisition-related costs in 2004.

Group net income

        Group net income grew 10% to $6.1 billion from $5.6 billion in 2004, rising at a slower rate than sales based mainly on acquisition-related charges. As a percentage of Group net sales, Group net income decreased to 19.1% in 2005 compared to 19.8% in 2004.

        Return on average equity was 19.0% in 2005 compared to 18.6% in 2004.

5.B  Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about our cash flow and net liquidity for each of the periods indicated.

	Year ended December 31,
	2006	2005	2004 Pro Forma
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities from continuing operations	8,710	7,975	6,658
Cash flow used for investing activities from continuing operations	(6,575)	(7,449)	(2,910)
Cash flow used for financing activities from continuing operations	(4,970)	(270)	(2,998)
Cash flow from discontinuing operations	308	76	(369)
Translation effect on cash and cash equivalents	25	(94)	56
Cash and cash equivalents at the end of the year of discontinuing operations	(4)

Net change in cash and cash equivalents of continuing operations	(2,506)	238	437
Change in current and non-current marketable securities	(472)	(3,197)	834
Change in current and non-current financial debts	1,155	(1,599)	(885)

Change in net liquidity	(1,823)	(4,558)	386
Net liquidity at January 1	2,479	7,037	6,651

Net liquidity of continuing operations at December 31	656	2,479	7,037
Net debts of discontinuing operations at December 31	(3)

Net liquidity at December 31	653	2,479	7,037

        The analysis of our cash flow, which is primarily on a pro forma basis, is divided as follows:

  1.
  Cash flow from Operating Activities and Free Cash Flow

  2.
  Cash flow used for Investing Activities

  3.
  Cash flow used for Financing Activities

  4.
  Net Liquidity

1. Cash Flow From Operating Activities and Free Cash Flow

        Our primary source of liquidity is cash generated from our operations. In 2006, cash flow from operating activities from continuing operations increased by 9% ($735 million) to $8.7 billion, reflecting the strong business expansion and good working capital management of the divisions.

        In 2005, our cash flow from operating activities from continuing operations increased by $1.3 billion or 20% to $8.0 billion reflecting the strong business expansion and good working capital management of the divisions.

        Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. Accordingly, the 2004 pro forma consolidated cash flow statement includes the reclassification of $94 million for capitalized R&D payments to cash flow used for investing activities.

        Our Group free cash flow from continuing operations, excluding the impact of the acquisitions or divestments of subsidiaries, associated companies and minority investments, decreased by 8% to $4.2 billion in 2006 from $4.6 billion in 2005 as the increase in cash flow from operating activities was offset by increased payments for property, plant and equipment and intangible assets and lower proceeds from asset disposals. The Group free cash flow from continuing operations, increased by 40% from $3.3 billion in 2004 to $4.6 billion in 2005 mainly due to the increase in cash flow from operating activities.

        Our capital expenditure from continuing operations on property, plant and equipment for 2006 increased by $0.6 billion to $1.8 billion (5.0% of Group net sales in 2006 and 3.7% of Group net sales in 2005) from $1.2 billion in 2005. In 2004, investments in property, plant and equipment amounted to $1.3 billion (4.6% of Group net sales).

        This level of capital expenditure reflects the continuing investment in Production as well as Research and Development facilities. We expect to increase spending to approximately 5.5 to 6.0% of net sales from continuing operations in 2007, and to fund these expenditures with internally generated resources.

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

        The following table details the components of these increases.

	Year ended December 31,
	2006	2005	2004 Pro Forma
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities of continuing operations	8,710	7,975	6,658
Purchase of property, plant & equipment	(1,802)	(1,157)	(1,259)
Purchase of intangible assets	(520)	(358)	(274)
Purchase of financial assets	(825)	(782)	(740)
Proceeds from sale of property, plant & equipment	87	73	128
Proceeds from sale of intangible and financial assets	632	957	668
Dividends paid to third parties	(2,049)	(2,107)	(1,896)

Free cash flow from continuing operations	4,233	4,601	3,285
Free cash flow from discontinuing operations	107	72	16

Group free cash flow	4,340	4,673	3,301

2. Cash Flow used for Investing Activities

        In 2006, cash outflow due to continuing investing activities was $6.6 billion. A total net amount of $4.5 billion was spent on acquisitions principally Chiron Corporation and NeuTec Pharma plc, while investments in property, plant & equipment amounted to $1.8 billion and $0.3 billion was spent on other investing activities.

        In 2005, cash outflow due to continuing investing activities was $7.4 billion. A total of $8.8 billion was spent on acquisitions, including an additional, approximately 2% stake in newly-issued shares of Chiron, which we acquired through an existing agreement for a total amount of $300 million. Investments in property, plant and equipment amounted to $1.2 billion and $0.1 billion was spent on other investing activities. Net proceeds from marketable securities were $2.7 billion.

        In 2004, cash outflow due to continuing investing activities was $2.9 billion. A total of $0.6 billion was spent on acquisitions, while investments in property, plant & equipment amounted to $1.3 billion. The net payments for acquiring marketable securities was $0.8 billion and other investments accounted for $0.2 billion.

        Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. Accordingly, the 2004 pro forma consolidated cash flow statement includes the reclassification of $94 million for capitalized R&D payments from cash flow from operating activities.

3. Cash Flow used for Financing Activities

        Cash flow used for continuing financing activities in 2006 was $5.0 billion, an increase of $4.7 billion from 2005. $2.0 billion was spent on dividend payments. $2.9 billion net cash outflow was due to the repayment of current and non-current financial debts which included the repayment of $1.1 billion for an outstanding euro bond; repayment of $0.9 billion of convertible bonds acquired with the Chiron transaction and repayment of $1.2 billion of current debt taken up to finance the 2005 Hexal AG acquisition.

        Cash flow used for continuing financing activities in 2005 was $0.3 billion. $0.2 billion was spent on the acquisition of treasury shares and $2.1 billion on dividend payments. $2.0 billion inflow was due to the increase in short and long-term financial debts.

        Cash flow used for continuing financing activities in 2004 was $3.0 billion. $1.8 billion was spent on the acquisition of treasury shares and $1.9 billion on dividend payments. $0.7 billion cash inflow was due to the increase in short and long-term financial debt and a capital inflow from the IPO of Idenix Inc.

4. Net Liquidity

        Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to $8.0 billion at December 31, 2006. Net liquidity (liquidity less current and non-current financial debt) fell by $1.8 billion to a total of $656 million at December 31, 2006, compared to $2.5 billion at the start of the year, reflecting the acquisitions made during the year.

        We present overall liquidity and net liquidity as additional information as they are useful indicators of our ability to meet our financial commitments and to invest in new strategic opportunities, including strengthening our balance sheet. These items should not be interpreted as measures determined under IFRS or US GAAP.

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

Share repurchase program

        In August 2004, we announced the completion of the third share-repurchase program and the start of a fourth program to repurchase shares via a second trading line on the SWX Swiss Exchange for approximately $2.4 billion (CHF 3.0 billion). Additionally, a fifth share repurchase program for up to CHF 4.0 billion was approved at the Annual General Meeting on March 1, 2005. In 2004, a total of 22.8 million shares were repurchased for $1.0 billion to complete the third repurchase program. Since the start of the fourth program, a total of 25.4 million shares have been repurchased for $1.2 billion. No shares were repurchased under the fourth program in 2006.

        In 2006, our share capital was reduced by 10.2 million shares bought through the purchase programs on the second trading line in 2005.

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

        At December 31, 2006, our holding of treasury shares amounted to 380.7 million shares or 14% of the total number of issued shares.

Straight Bonds

        On November 14, 2002, our affiliate, Novartis Securities Investment Ltd, Bermuda, issued a 3.75% bond, guaranteed by Novartis AG and due in 2007, in the amount of EUR 1 billion.

        On October 17, 2001, our affiliate, Novartis Securities Investment Ltd, Bermuda issued a 4% bond, guaranteed by Novartis AG which was repaid in 2006, in the amount of EUR 900 million.

Direct Share Purchase Plans

        Since 2001 we have been offering US investors the ADS Direct Plan, which provides investors in the US an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis ADSs which are listed on the NYSE under the trading symbol NVS. At the end of 2005, the US Direct Share Purchase Plan had 453 participants. Since September 1, 2004 we have also offered a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the UK, which was the first of its kind in Europe. With this plan we offer an easy and inexpensive way of directly purchasing our registered shares and of depositing them free of charge with SAS SIS Aktienregister AG. As of December 31, 2006, a total of 9,134 shareholders were or had been enrolled in this program.

5.C  Research & Development, Patents and Licenses

        Our Research & Development spending totaled $5.4 billion, $4.8 billion, and $4.1 billion for the years 2006, 2005 and 2004, respectively. Each of our Divisions has its own Research & Development and patents policies. For a description of those research and development and patents policies, see "Item 4. Information on the Company—4.B Business Overview."

5.D  Trend Information

        Please see "—5.A Operating Results—Factors Affecting Results of Operations" and "Item 4. Information on the Company—4.B Business Overview" for trend information.

5.E  Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also "Item 18. Financial Statements—note 28" and "—note 29" and matters described in "Item 5.F. Aggregate Contractual Obligations—Contingencies".

5.F   Aggregate Contractual Obligations

        We have long-term research agreements with various institutions which require us to fund various research projects in the future. As of December 31, 2006, the aggregate total amount of payments, including potential milestones, which may be required under these agreements was $2.9 billion. We expect to fund these long-term research agreements with internally generated resources.

        As of December 31, 2006, our total financial debt was $7.3 billion, as compared with $8.5 billion as of December 31, 2005, and $6.9 billion as of December 31, 2004. The decrease from 2005 to 2006 of $1.2 billion was mainly due to the repayment of an outstanding euro bond, as well as the repayment of current debt taken up to finance the 2005 acquisition of Hexal AG partly offset by currency translation effects. Our December 31, 2006 debt/equity ratio decreased to 0.18:1 from 0.25:1 in 2005 due to the increase in equity and a decrease in financial liabilities.

        The increase from 2004 to 2005 of $1.6 billion was due to a net increase in current financial debt (including the current portion of non-current debt) of $3.0 billion which was partially offset by a reduction in non-current debt.

        We had $1.3 billion in straight bonds at December 31, 2006, down from $2.3 billion at December 31, 2005 and $3.2 billion as of December 31, 2004. The decreases in 2006 and 2005 have been due to repayments of a euro bond in 2006 and euro medium term note in 2005.

        For details on the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 18."

        As of December 31, 2006, we had current debt (excluding the current portion of non-current debt) of $5.3 billion as compared with $6.0 billion as of December 31, 2005, and $3.4 billion as of December 31, 2004.

        This current debt consisted mainly of $3.8 billion (2005: $4.9 billion; 2004: $2.1 billion) in other bank and financial debt, including interest bearing employee accounts; and $1.4 billion (2005: $0.8 billion; 2004: $0.4 billion) of commercial paper. In 2004, short-term debt also included $0.7 billion in repurchase agreements created during 2004.

        We are in compliance with all covenants or other requirements set forth in our financing agreements. We do not have any rating downgrade triggers that would accelerate maturity of our debt. For details of the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 18". Our debt continues to be rated by Standard & Poor's, Moody's and Fitch as AAA, Aaa and AAA for long-term maturities and A1+, P1 and F1+ for short-term debt. We consider our financial resources and facilities to be sufficient for our present requirements.

        The following table summarizes our contractual obligations and other commercial commitments at December 31, 2006 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Non-current financial debt	1,996	1,340	560	33	63
Operating leases	1,193	309	370	183	331
Unfunded pension and other post-retirement obligations	1,860	99	205	222	1,334
Research & Development Commitments
—unconditional	77	33	27	17
—potential milestone payments	2,785	199	865	631	1,090
Purchase commitments
—property, plant & equipment	563	376	158	29

Total contractual cash Obligations	8,474	2,356	2,185	1,115	2,818

        We expect to fund the operating leases and long-term Research & Development commitments and other purchase commitments with internally generated resources.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters" and "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings."

Item 6. Directors, Senior Management and Employees

6.A  Directors and Senior Management

Board of Directors

The members of the Board are:

	Age	Director Since	Term Expires
Daniel Vasella	53	1996	2007
Ulrich Lehner	60	2002	2008
Hans-Joerg Rudloff	66	1996	2007
Birgit Breuel	69	1996	2007
Peter Burckhardt	68	1996	2008
Srikant Datar	53	2003	2009
William W. George	64	1999	2009
Alexandre F. Jetzer	65	1996	2008
Pierre Landolt	59	1996	2008
Andreas von Planta	51	2006	2009
Wendelin Wiedeking	54	2003	2009
Rolf M. Zinkernagel	62	1999	2009

        Helmut Sihler retired from the Board, while Andreas von Planta was elected at the Annual General Meeting of February 28, 2006.

Daniel Vasella, M.D., Swiss, age 53.

        Function at Novartis AG.    Since 1996 Daniel Vasella has served as Chief Executive Officer of the Group and as executive member of the Board of Directors. In 1999, he was also appointed Chairman of the Board of Directors.

        Activities in governing or supervisory bodies.    Dr. Vasella is also a member of the Board of Directors of Pepsico, Inc.*, United States, a member of the Board of Dean's Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors.

        Professional background.    Dr. Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing and Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. He received the Harvard Business School's Alumni Achievement Award and the Appeal of Conscience Award as well as the AJ Congress Humanitarian Award and numerous other awards. Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has also been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Légion d'honneur (France).

        Permanent management or consultancy engagements.    Dr. Vasella is a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. He also serves as a member of several industry associations and educational institutions.

Ulrich Lehner, Ph.D., German, age 60.

        Function at Novartis AG.    Ulrich Lehner was elected in 2002 to the Board of Directors of Novartis AG. He became Vice Chairman and Lead Director in 2006 and is Chairman of the Audit and Compliance Committee. He is a member of the Chairman's Committee, the Compensation Committee and the Corporate Governance and Nomination Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

        Activities in governing or supervisory bodies.    Ulrich Lehner is Chairman of the Management Board of Henkel KGaA, Germany. He also serves as a member of the Board of Ecolab Inc.*, United States, as member of the supervisory board of E.ON AG* and of HSBC Trinkaus & Burkhardt KGaA*, both in Germany.

        Professional background.    Ulrich Lehner studied business administration and mechanical engineering. From 1975 to 1981, Ulrich Lehner was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Duesseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Germany from 1983 to 1986, he returned to Henkel as Finance Director. From 1991 to 1994, Ulrich Lehner headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served as Executive Vice President, Finance/Logistics (CFO), of Henkel.

Hans-Joerg Rudloff, German, age 66.

        Function at Novartis AG.    Since 1996 Hans-Joerg Rudloff has served as Vice Chairman. In 1999, he became a member of the Chairman's Committee and the Compensation Committee and since 2002 he has been a member of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director. Since 2004 Hans-Joerg Rudloff has been a member of the Audit and Compliance Committee.

        Activities in governing or supervisory bodies.    Hans-Joerg Rudloff joined Barclays Capital* in 1998, where he is presently Chairman. Hans-Joerg Rudloff also serves on a number of boards of other companies, including the Boards of Directors of the TBG Group (Thyssen-Bornemisza Group), Monaco, Marcuard Group, Geneva, RBC, Russia and ADB Consulting, Geneva, Switzerland. In 2005, Hans-Joerg Rudloff became Chairman of the International Capital Markets Association (ICMA) and is Chairman of the Compensation Committee of ICMA. In 2006, he joined Rosneft and became Chairman of the Audit Committee and the Remuneration Committee. He also is the Chairman of the Board of Bluebay Asset Management Ltd.

        Professional background.    Hans-Joerg Rudloff studied economics at the University of Bern and graduated in 1965. He joined Credit Suisse in Geneva and moved to New York in 1968 to join the investment banking firm of Kidder Peabody Inc. He was in charge of the Swiss operation and was elected Chairman of Kidder Peabody International and a member of the Board of Kidder Peabody Inc. in 1978. In 1980 he joined Credit Suisse First Boston and was elected Vice Chairman in 1983 and Chairman and CEO in 1989. From 1986 to 1990, Hans-Joerg Rudloff was also a member of the Executive Board of Credit Suisse in Zurich in charge of all securities and capital market departments. From 1994 to 1998 Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, Hans-Joerg Rudloff was elected to the Board of Directors of Sandoz AG.

        Permanent management or consultancy engagements.    Hans-Joerg Rudloff is a member of the Advisory Board of the MBA program of the University of Bern, Switzerland, of Landeskreditbank Baden-Wuerttemberg, Germany, and EnBW (Energie Baden-Wuerttemberg), Germany.

Dr. h.c. Birgit Breuel, German, age 69.

        Function at Novartis AG.    Since 1996, Birgit Breuel has served as a Member of the Board. In 1999, she became a member of the Audit and Compliance Committee. She qualifies as an independent, Non-Executive Director.

        Professional background.    Birgit Breuel studied politics at the Universities of Hamburg, Oxford and Geneva. She was Minister of Economy and Transport (1978-1986) and Minister of Finance (1986-1990) of Niedersachsen (Lower Saxony), the second-largest state of Germany. In 1990, Birgit Breuel was elected to the Executive Board of the Treuhandanstalt, which was responsible for the privatization of the former East Germany's economy. In 1991, she also became the President of the Treuhandanstalt. From 1995 to 2000, she acted as the General Commissioner and CEO of the world exhibition EXPO 2000 in Hanover, Germany.

Peter Burckhardt, M.D., Swiss, age 68.

        Function at Novartis AG.    Dr. Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent, Non-Executive Director.

        Activities in governing or supervisory bodies.    From 1982 to 2004 Dr. Burckhardt has been the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland. Since 1982, Dr. Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service A, until 2004.

        Professional background.    Dr. Burckhardt is a Professor of Medicine and the former Chairman of the Department of Internal Medicine at the University Hospital of Lausanne, Switzerland. He has an M.D. from the University of Basel and is a trained internal medicine and endocrinology specialist from the University of Lausanne and the Massachusetts General Hospital, Boston. In addition to his clinical activities, Dr. Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine, a member of the appeal committee of the national agency for drug controls, Chairman of National Societies and member of the Executive Committee of the International Foundation of Osteoporosis, and treasurer until 2006. Other experiences comprise board membership in several scientific societies including the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, the Committee for Endocrinology of the European Community and advisory roles to scientific foundations in Switzerland and Germany.

        Permanent management or consultancy engagements.    Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis.

Srikant Datar, Ph.D., American, age 53.

        Function at Novartis AG.    Srikant Datar became a member of the Board in 2003. He qualifies as an independent, Non-Executive Director.

        Activities in governing or supervisory bodies.    Srikant Datar is a member of the Board of ICF International, Fairfax, Virginia.

        Professional background.    In 1973, Srikant Datar graduated with distinction in mathematics and economics at the University of Bombay. He is a Chartered Accountant and holds two masters degrees and a Ph.D. from Stanford University. Srikant Datar has worked as an accountant and planner in industry and as a professor at the Universities of Carnegie Mellon, Stanford and Harvard in the US. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Srikant Datar has advised and worked with numerous renowned firms such as General Motors, Mellon Bank and Morgan Stanley in research, development and training.

        Permanent management or consultancy engagements.    Srikant Datar is Senior Associate Dean at the Graduate School of Business Administration of Harvard University, Boston, Massachusetts.

William W. George, American, age 64.

        Function at Novartis AG.    In 1999, William W. George was elected as a member of the Board of Directors. In 2000, he became a member of the Compensation Committee. In 2001, he became a member of the Chairman's Committee and also the Chairman of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director.

        Activities in governing or supervisory bodies.    William W. George is a member of the Boards of Directors of Goldman Sachs* and Exxon Mobil*.

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

        Permanent management or consultancy engagements.    William W. George is Professor of Management Practice at Harvard Business School. In addition, he is a trustee of the Carnegie Endowment for International Peace and the World Economic Forum USA.

Alexandre F. Jetzer, Swiss, age 65.

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

        Professional background.    Alexandre F. Jetzer graduated with Masters of law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Alexandre F. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in the capacity of Chief Financial Officer (CFO) and, as of 1990, as Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey (US) and he additionally served as President and CEO of Sandoz Corporation in New York (NY). After the merger which created Novartis in 1996 until 1999, he was appointed as a member of the Executive Committee of Novartis and Head of International Coordination, Legal & Taxes.

        Permanent management or consultancy engagements.    Alexandre F. Jetzer has a consultancy agreement with Novartis International AG (Government Relations Support). In addition he is a member of the International Advisory Panel (IAP) on Biotechnology Strategy of the Prime Minister of Malaysia and a member of the Development Committee of the Neuroscience Center of the University of Zurich, Switzerland.

Pierre Landolt, Swiss, age 59.

        Function at Novartis AG.    Pierre Landolt has served as a Director since 1996. He qualifies as an independent, Non-Executive Director.

        Activities in governing or supervisory bodies.    Pierre Landolt is President of the Sandoz Family Foundation, Glaris, Switzerland, Chairman of the Board of Directors of Emasan AG, Basel, Switzerland, and of Vaucher Manufacture Fleurier SA, Fleurier, Switzerland. He is a member of the Board of Directors of Syngenta AG*, where he also serves as member of the Audit Committee, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. In addition, Pierre Landolt is Associate Partner of Banque Landolt & Cie, Lausanne, Switzerland, and Vice Chairman of the Board of Directors of Parmigiani Fleurier SA., Fleurier, Switzerland, and of the "Fondation du Montreux Jazz Festival," Montreux, Switzerland.

        Professional background.    Pierre Landolt graduated with a Bachelor of Law degree from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the arid Northeast region of Brazil and transformed it into a model farm for organic and biotechnological development. He also created an irrigation company, initially for his own farm and today active in the entire northern region of Brazil. Since 1997, Pierre Landolt has been Associate and Chairman of AxialPar Ltda, São Paulo, Brazil, an investment company focussed on sustainable development. In 2000, he co-founded EcoCarbone France, Paris, a company active in the design and development of carbon sequestration processes in Asia, Africa, South America and Europe.

Andreas von Planta, Ph.D., Swiss, age 51.

        Function at Novartis AG.    In 2006, Andreas von Planta was elected to the Board of Directors of Novartis AG. He has been a member of the Audit and Compliance Committee since 2006. He qualifies as an independent, Non-Executive Director

        Activities in governing or supervisory bodies.    Andreas von Planta is Vice Chairman of Holcim Ltd* and the Schweizerische National-Versicherungs-Gesellschaft AG*, and is a member of the boards of various Swiss subsidiaries of foreign companies.

        Professional background.    Andreas von Planta holds lic. iur. and Ph.D. degrees from the University of Basel and an LL.M. from Columbia University School of Law, New York. He passed his bar examinations in Basel in 1982. Since 1983, he has lived in Geneva, working for the law firm Lenz & Staehelin where he became a partner in 1988. His areas of specialization include corporate law, corporate finance, company reorganizations and mergers & acquisitions.

        Permanent management or consultancy engagements.    Andreas von Planta sits on the Board of Editors of the Swiss Review of Business Law, and is a former Chairman of the Geneva Association of Business Law.

Dr. Ing. Wendelin Wiedeking, German, age 54.

        Function at Novartis AG.    Wendelin Wiedeking was elected as a member of the Board in 2003. He qualifies as an independent, Non-Executive Director.

        Activities in governing or supervisory bodies.    Wendelin Wiedeking is Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG,* Germany.

        Professional background.    Born in Ahlen, Germany, Mr. Wiedeking studied mechanical engineering and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen. His professional career began in 1983 as Director's Assistant in the Production and Materials Management area of Dr.-Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988, he moved to the Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive and Chairman of the Board of Management of Glyco AG. In 1991, he returned to Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), and Chairman in 1993.

Rolf M. Zinkernagel, M.D., Swiss, age 62.

        Function at Novartis AG.    In 1999, Dr. Zinkernagel was elected to the Board of Directors of Novartis AG. He has been a member of the Corporate Governance and Nomination Committee since 2001. He qualifies as an independent, Non-Executive Director.

        Professional background.    Dr. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Dr. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. Dr. Zinkernagel was a member of the Board of Directors of Cytos Biotechnology AG*, Schlieren/Zurich, Switzerland until April 2003.

        Permanent management or consultancy engagements.    Dr. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Bioxell*, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont CA (until January 2006); Nuvo Research* (until September 2005: Dimethaid), Toronto, Canada; Humab, San Francisco CA, US; xbiotech, Vancouver, Canada; ImVision, Hannover, Germany; MannKind*, Sylmar CA, US; and Laboratoire Koch, Lausanne, Switzerland (since 2006). Dr. Zinkernagel is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Liponova*, Hannover, Germany; Solis Therapeutics, Palo Alto, US; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China.

Note: Companies identified with an asterisk (*) are publicly-listed companies.

Executive Officers and Senior Management

Daniel Vasella, M.D., Swiss, age 53.    See "—Board of Directors."

Urs Baerlocher, J.D., Swiss, age 64.    Urs Baerlocher earned his J.D. from the University of Basel and was admitted to the bar in 1970. After working as a tax lawyer, he joined Sandoz Ltd. in 1973, and held a number of key positions including Head of Strategic Planning and Head of Group Reporting. In 1987, he was made a member of the Sandoz Executive Board, responsible i.a. for Strategic Planning, Human Resources, Legal, Taxes, Patents and Trademarks. In 1990, he became CEO of the Sandoz Nutrition Division and in 1993 CEO of Sandoz Pharma Ltd. In 1995, Urs Baerlocher assumed the position of Chairman of the Board of Sandoz Deutschland GmbH (Germany) and Biochemie GmbH (Austria). After the formation of Novartis in 1996, Urs Baerlocher was appointed Head of Legal, Tax, Insurance, to which Corporate Security and International Coordination were added. In 1999, he became a member of the

Executive Committee of Novartis. From 2000, he held the position of Head of Legal and General Affairs. His responsibilities were extended to include Corporate Intellectual Property and Corporate Health, Safety & Environment as well as from 2004, Corporate Risk Management and from 2005, Public Affairs and the functional reporting of Group Quality Operations. Since May 2006, Urs Baerlocher has been Head of Legal and Tax Affairs.

Raymund Breu, Ph.D., Swiss, age 61.    Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and, in 1982, became the Head of Finance for the Sandoz affiliates in the UK. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the US. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, Switzerland, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, Raymund Breu assumed his current position as Chief Financial Officer and member of the Executive Committee of Novartis. He is also a member of the Board of Directors of Swiss Re, the SWX Swiss Exchange and its admission panel, and the Swiss takeover commission.

Juergen Brokatzky-Geiger, Ph.D., German, age 54.    Juergen Brokatzky-Geiger graduated with a Ph.D. in Chemistry from the University of Freiburg, Germany in 1982. He joined Ciba-Geigy Ltd. in 1983 as a Laboratory Head in the Pharmaceuticals Division. After a job rotation in Summit, New Jersey from 1987 to 1988 he held positions of increasing responsibility in Research and Development (R&D) including Group Leader of Process R&D, Head of Process R&D and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. Thereafter, he became the Head of Chemical and Analytical Development and served as the Global Head of Technical R&D from 1999 to August 2003. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee of Novartis since January 1, 2005.

Paul Choffat, J.D., Swiss, age 57.    Paul Choffat holds a J.D. from the University of Lausanne, Switzerland, and an M.B.A. from the International Institute for Management Development (IMD) in Lausanne. He started his professional career with Nestlé in Zurich, Switzerland, and London, UK. From 1981 to 1985, he was a project manager at McKinsey & Company in Zurich. Between 1987 and 1994, Paul Choffat held a number of senior positions at Landis & Gyr in Zug, Switzerland, where he became a member of the Executive Board and Head of the Communications Division. In 1994, he moved to Von Roll in Gerlafingen, Switzerland, as CEO. Paul Choffat joined Sandoz Ltd. in 1995 as Head of Management Resources and International Coordination. He subsequently became a member of the Executive Board and was responsible for Group Planning and Organization. During the Novartis merger he headed the Integration Office. In 1996, Paul Choffat returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999. He rejoined Novartis in January 2002 as Head of Novartis Consumer Health and member of the Executive Committee of Novartis.

Thomas Ebeling, German, age 47.    Thomas Ebeling graduated from the University of Hamburg, Germany with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993, and was National Sales and Franchise Director for Pepsi's retail and on-premise sales from 1994. He then served as General Manager of Pepsi-Cola Germany. In 1997, Thomas Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After serving as CEO of Novartis Nutrition worldwide, he became CEO of Novartis Consumer Health Division and Chief Operating Officer of Novartis Pharma AG before attaining his present position in 2000. He has been a member of the Board of Directors of Idenix Pharmaceuticals Inc. since 2003.

Mark C. Fishman, M.D., American, age 55.    Dr. Fishman graduated with a B.A. from Yale College in 1972 and an M.D. from Harvard Medical School in 1976. He was appointed President of the Novartis Institutes for BioMedical Research (NIBR) in 2002. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston, Massachusetts. He continues to hold a professorship in the Department of Medicine at Harvard Medical School. Dr. Fishman serves on several editorial boards and has worked with national policy and scientific committees including those of the US National Institutes of Health (NIH) and the Wellcome Trust. He completed his Internal Medicine residency, Chief residency, and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and Fellow of the American Academy of Arts and Sciences.

Joerg Reinhardt, Ph.D., German, age 50.    Joerg Reinhardt graduated with a Ph.D. in Pharmaceutical Sciences from the University of Saarbruecken, Germany in 1981. In April 2006, he became CEO of the new Novartis Vaccines and Diagnostics Division that combines the vaccines and blood testing businesses of the former Chiron Corp. Previously, Joerg Reinhardt was Head of Development at the Novartis Pharmaceuticals Division, overseeing the company's clinical, pharmaceutical, chemical and biotechnological product development, as well as drug safety assessment and regulatory affairs. Joerg Reinhardt joined Sandoz Pharma Ltd. in 1982 and held positions of increasing responsibility in research and development for the company. In 1994, he was made Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Joerg Reinhardt became Head of Preclinical Development and Project Management for Novartis and assumed the position of Head of Pharmaceutical Development in 1999. He chairs the Board of Directors of the Genomics Institute of the Novartis Foundation in La Jolla, California. He has been a member of the Executive Committee of Novartis since January 1, 2007.

Andreas Rummelt, Ph.D., German, age 49.    Andreas Rummelt graduated with a Ph.D. in Pharmaceutical Sciences from the University of Erlangen-Nuernberg, Germany. He joined Sandoz Pharma Ltd. in 1985 and held various positions in Development. From 1985 to 1994, he served as a Laboratory Head, then Group Head, and finally as Department Head in the area of Drug Delivery Systems. In 1994 he was appointed Head of Worldwide Technical Research & Development, a position he retained following the merger that created Novartis in 1996. From 1999 until October 2004, Andreas Rummelt served as Head of Technical Operations of Novartis Pharma AG. He was appointed to his present position as CEO of Sandoz on November 1, 2004 and has been a member of the Executive Committee of Novartis since January 1, 2006.

Thomas Wellauer, Ph.D., Swiss, age 51.    Thomas Wellauer graduated with a Ph.D. in Systems Engineering and an M.S. in Chemical Engineering from the Swiss Federal Institute of Technology (ETH). He also holds a M.B.A. from the University of Zurich. Thomas Wellauer joined Novartis in 2006 as Head of Corporate Services. He started his career with McKinsey and Company, becoming a Partner in 1991 and Senior Partner in 1996. In 1997, he was named CEO of the Winterthur Insurance Group, which later was acquired by Credit Suisse. At Credit Suisse he was a member of the Group Executive Board, initially responsible for the group's insurance business before becoming CEO of the Financial Services Division. Most recently before joining Novartis, Thomas Wellauer headed and completed the Clariant Performance Improvement Program, a global turnaround project at the specialty chemicals maker. He has been a member of the Executive Committee of Novartis since January 1, 2007.

Business Unit Heads

Name, nationality and age	Head of Business Unit	Active for Novartis since	Significant positions previously held	Education
David Epstein American, 45	Oncology	1989	Chief Operating Officer and member of the Executive Committee of Novartis Pharmaceuticals Corporation	Bachelor of Science, Pharmacy, Rutgers University, and M.B.A., Columbia University

Larry Allgaier American, 48	OTC	2003	VP and General Manager, North America Baby Care, for Procter & Gamble	Bachelor of Science, Chemical Engineering Christian Brothers University

George Gunn British, 56	Animal Health	2003	President Animal Health, Pharmacia Corp.; Head Animal Health, US and Region North America, for Novartis Animal Health	Bachelor of Veterinary Medicine and Surgery from the Royal Dick School of Veterinary Studies, Edinburgh, UK

Kurt T. Schmidt American, 49	Gerber	2002	Head, Novartis Animal Health Business Unit; Area Director Australasia, Kraft Foods; General Manager Food for Kraft Foods, Germany	Bachelor of Science, United States Naval Academy, Annapolis, and M.B.A., University of Chicago

Michael Kehoe Canadian, 49	CIBA Vision	2006	President Global Oral Care for Proctor & Gamble	Bachelor of Commerce, Queen's University, Kingston, Canada

Michael Kehoe succeeded Joseph Mallof, effective February 21, 2006.

6.B  Compensation

GENERAL PRINCIPLES AND PROCESSES

Performance Based Compensation

        We aspire to be an employer of choice with the ability to attract, retain and motivate the most professional and high-caliber associates all around the world, who are critical to the company's success. Our compensation programs are designed to:

  •
  endorse the employer of choice aspiration;

  •
  align the objectives of our associates with the long-term interests of the shareholders;

  •
  support a performance oriented culture and meritocracy that allows us to reward high performing individuals who through their commitment and contribution, while adhering to "best business practices," allow our company to achieve its goal to be one of the leading global industry performers;

  •
  be comparable and competitive with a relevant group of other world class and industry peer companies who operate and compete for talent on a global basis.

        Paying for performance is the guiding principle of the Novartis compensation policy. For superior performance, total compensation awarded to individual associates may reach levels comparable to the levels of compensation offered by the top quartile of relevant benchmark companies.

        Under the performance-dependent variable compensation programs target incentive percentages (of annual base compensation) are typically defined for each participating associate at the start of the respective plan performance period. In general, these target percentages are multiplied at the end of the performance period with individual payout multipliers for each associate. The size of the multiplier depends on the incentive plan and on the actual performance achieved by the associate against individual objectives as agreed at the beginning of the performance period, compliance with the "Novartis Values and Behaviors," and the overall performance of the Group or the relevant business unit.

        Incentive payout multipliers can range from 0 to 2. For exceptional performance, higher payout multipliers may apply. Such cases require the approval of the Chairman and Chief Executive Officer and/or the Compensation Committee. All compensation programs and levels are reviewed regularly based on publicly available data as well as analyses of independent compensation research companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts, accountants and consultants.

Performance Management Process

        Each Novartis associate is subject to a formal performance and appraisal process. This process is intended to enable all associates to focus on clear and ambitious goals, to set directions and priorities, and to clarify expectations among the overall organization. Furthermore, this approach promotes a culture of continuous improvement, supports individuals in meeting their development aspirations and strengthens organizational capabilities. This is a core process for improving individual, team and overall business performance.

        For each performance year, line managers and their direct reports jointly determine and agree upon performance measures and business objectives. These objectives are derived from the cascading-down of business objectives as established at the Group, Division, Function and/or Business Unit levels. Two performance assessments are carried out each year—a mid-year and a year-end review. The reviews consist of formal meetings between each associate and his/her line manager to evaluate the associate's performance, both in light of the business objectives defined at the beginning of the year and Group-wide "Novartis Values and Behaviors." Based on the year-end performance rating, line managers and next-level line managers determine the incentive award for each associate for the year under review as well as the target compensation for the coming year.

Share Ownership

        In 2003, the Board established share ownership guidelines to further strengthen the ownership philosophy among our senior executives. These guidelines require a small group of approximately 20 key executives to own a minimum multiple of their base salary in Novartis shares as described in more detail below under the heading "Ownership of Novartis Shares and Share Options by Senior Management."

COMPENSATION FOR NOVARTIS ASSOCIATES

        Competitive compensation packages are designed in consideration of compensation levels of comparable jobs in relevant benchmark companies.

        The benchmark companies for compensation differ depending on the nature of specific jobs. For specific pharmaceutical jobs, a peer group of pharmaceutical companies is considered that typically consists of Abbott Laboratories, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Pfizer, Roche, Sanofi-aventis, Schering-Plough and Wyeth. For other positions, a wider group of relevant benchmark companies is considered from a variety of different industry sectors, such as fast moving consumer goods and general industry. Benchmark information is adjusted as necessary to reflect the size and scope of our business and the specific requirements of a particular job.

        As long as an associate achieves his/her performance targets, the total amount of compensation awarded is generally comparable to the level of compensation provided by relevant benchmark companies. In case of over- or underperformance, the actual total compensation delivered is adjusted upwards or downwards.

        The compensation packages of associates consist of base compensation and variable compensation as described in the following paragraphs.

Base Compensation

        The base compensation is intended to give each associate a regular and predictable salary that does not depend on the annual performance of the associate or of our business. Salary levels depend on job characteristics, market competitiveness as well as on the skills of each associate. The salary evolution depends on the individual performance of the associate.

Variable Compensation

        We have three variable compensation plans: a Bonus Plan, a Novartis Equity Plan "Select" and a Long-term Performance Plan. Under these plans, except the Bonus Plan, awards (if any) are mandatorily delivered in equity.

Bonus Plans

        Most associates participate in bonus plans. Under these plans, awards are made each year based on the associate's individual year-end performance rating and company or business unit performance. Below a certain rating, no awards are granted under the plans.

        Depending on the applicable plan, bonuses are either delivered in cash or in shares via the Leveraged Share Savings Plans as described below.

Novartis Equity Plan "Select"

        Awards may be granted each year based on the associate's individual year-end performance rating and company or business unit performance. Below a certain rating, no awards are granted under the plan. Participants in this plan can select to receive their incentive in the form of restricted shares, tradable share options, or a combination of both. The Compensation Committee allocates the number of shares and share options based on the individual choice of the participant before the predetermined grant date. The share options are tradable, expire on the tenth anniversary and are exercisable for one share each (1:1). The exercise price equals the market price of the underlying share at the predetermined grant date.

        Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a consequence, if a participant leaves Novartis, shares or options not yet vested are forfeited if not determined otherwise by the Compensation Committee (reorganizations, divestments etc.).

        In 2006, a total of 8,744 participants received a total of 12.5 million tradable share options and 3,281,402 restricted shares under the Novartis Equity Plan "Select." This represents a participation rate of approximately 10% of all associates worldwide. Approximately 11% of the total equity value awarded under the plan in 2006 was granted to Senior Management.

        As of December 31, 2006, a total of 55.7 million share options were outstanding, that provided the right to an equal number of shares, which corresponds to 2.0% of the total number of Novartis AG issued shares.

Long-term Performance Plan

        Within the Novartis Compensation framework, a Long-term Performance Plan has been created and targeted to executives who are in key positions and have a significant impact on the long-term success of Novartis. Incentive awards under the Long-term Performance Plan as well as awards made under the Equity Plan "Select" intend to align the interest of the associates with the long term interest of shareholders.

        Under the Long-term Performance Plan around 100 key executives throughout the Group may be granted Novartis shares. Actual grants (if any) depend on the Group's overall performance over a period of three years, measured in terms of Economic Value Added (EVA, as defined in our accounting manual) relative to predetermined targets, i.e. pay-outs are conditional to the achievement of the EVA-objective. If the actual performance of the Group is below a threshold level or the participant leaves the company during the performance period, then no shares will be earned.

        The Long-term Performance Plan has been redesigned by the Compensation Committee in 2005. In the new design, as mentioned above, the Group Economic Value Added determines the delivery of shares (if any) instead of the specific divisional or business unit Economic Value Added as was the case in the old plans.

        The first new Long-term Performance Plan is introduced in 2006 and will have a first share delivery (if any) in February 2009. The old plans will run out via transition plans in the next years with conditional (i.e. if EVA targets are achieved) share releases in February 2007 and 2008.

Special Share Awards

        In addition to the Base and Variable Compensation as described above, selected associates across the Group may receive special awards of restricted or unrestricted shares. These special awards are fully discretionary, providing the flexibility to reward particular achievements or exceptional performance of individual associates and to retain key contributors.

        The restricted Special Share Awards generally have a five-year vesting period. If a participant voluntarily leaves Novartis, unvested shares generally forfeit. Around 70 executives at different levels of the organization were awarded restricted shares in 2006.

        The Compensation Committee may decide to award restricted or unrestricted Novartis shares to individual associates as a special incentive to reward exceptional performance, or grant one-off or annual share awards in recognition of particular achievements or consistently outstanding performance.

LEVERAGED SHARE SAVINGS PLANS

        As indicated under "Bonus Plans" above, associates are encouraged to receive their bonus awards fully or partially in Novartis shares instead of cash to achieve alignment with shareholders interests. To reinforce this alignment we therefore sponsor Leveraged Share Savings Plans by matching investments in shares after a certain holding period.

        There are several types of Leveraged Share Savings Plans. Participating associates in principle may only participate in one of these plans in a given year.

        Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 12,000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. In 2006 approximately 5,800 associates participated in this plan.

        In the UK associates can invest up to 5% of their monthly salary up to a maximum of 125 British pounds in shares, and might be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share immediately which will vest after three years. In 2006, approximately 1,400 associates participated in these plans.

        Approximately 30 of the most valued key executives in the world are invited to participate in a five-year Leveraged Share Savings Plan. The shares invested in this plan are blocked for a period of five years after the investment date. At the end of the blocking period, the invested shares are matched based on a ratio of 1:1, i.e. one share for each invested share.

        No shares will be matched under the plans if an associate leaves Novartis prior to expiration of the blocking period other than due to retirement.

SOURCE OF THE SHARES AWARDED

        The shares awarded under the plans are not newly issued but are repurchased from the market.

SENIOR MANAGEMENT COMPENSATION

        For the purpose of this Annual Report, "Senior Management" has been defined to include members of the Executive Committee, Permanent Attendees to the Executive Committee and Business Unit Heads.

        In 2006, a total of 19 executives comprised Senior Management. The employment of two executives was terminated during the year, while one Business Unit (Ophthalmics) was repositioned within the Pharmaceuticals Division and one Business Unit (Medical Nutrition) is in the process of being divested. Based on these changes, as of January 1, 2007, Senior Management is comprised of 15 executives.

        The compensation policies, the performance management process and the incentive plans described above apply equally to Senior Management, including the Chairman and Chief Executive Officer.

        The decisions on the compensation of Senior Management members are based on an evaluation of the individual performance of the member as well as the performance of the business for which the Senior Management member is responsible. The Compensation Committee considers the achievement of both short-term and long-term performance targets, including revenue growth, economic value creation (operating and net income, earnings per share and economic value added), market share growth and ongoing efforts to optimize organizational effectiveness and productivity.

Compensation of the Chairman and Chief Executive Officer

General Process

        In the December Board Meeting the Board takes note, discusses and approves the company's financial objectives for the following year. The Chairman and Chief Executive Officer presents his individual objectives, targets and visions which are reviewed, discussed and approved by the Board. The Board particularly ensures that the Chairman and Chief Executive Officer's objectives are in line with the company's goals to guarantee sustainable long-term performance while not being compromised by short-term financial objectives, but on the contrary support the long-term business objectives in the interest of all stakeholders.

        For the year-end the Chairman and Chief Executive Officer prepares a self-appraisal, which is discussed with the Lead Director and the Board. The Lead Director also has individual discussions about the Chairman and Chief Executive Officer's performance with all Board Members.

        In January, the Board approves our audited results and evaluates the degree of achievement in respect of the targeted financial objectives of the past year and compares the results with peer industry companies taking into account general financial criteria and industry development.

        In a private session, the independent members of the Board only, discuss the overall performance of the Chairman and Chief Executive Officer and then share their appraisal with him.

        Subsequently the Compensation Committee decides upon the total remuneration package for the last year and the target compensation (base and variable compensation, and special share awards) for the coming year, taking into account all relevant factors including available benchmark information.

        The performance of the Chairman and Chief Executive Officer is also reviewed quarterly by the entire Board in connection with the discussion of our quarterly financial performance.

Compensation of the Chairman and Chief Executive Officer in 2006

        The Compensation Committee met in a separate session without the Chairman and Chief Executive Officer on January 17, 2006, to determine the amount of his variable compensation for 2005 and his target compensation for 2006. Based on the evaluation of the factors described above, the Compensation Committee concluded that the performance of the Chairman and Chief Executive Officer during 2005 was exceptional and that he had not only met, but exceeded, the performance targets defined at the beginning of the year. In recognition of this outstanding and sustained performance, the Compensation Committee decided to reward the Chairman and Chief Executive Officer accordingly (the Compensation Table below provides the details).

Compensation of Senior Management Members

General Process

        The Board meets in January together with the Chairman and Chief Executive Officer to review and discuss the performance of the other members of Senior Management for the previous year, taking into account the audited financial results and the level of achievement of the individual financial and nonfinancial targets. In a separate session, the Compensation Committee decides, in presence of the Chairman and Chief Executive Officer, on the variable compensation for the members of Senior Management for the past year. At the same meeting, the Compensation Committee decides on the target compensation packages for the coming year.

        In addition to the full-year assessment, the mid-year performance of Senior Management is reviewed in June. At the same time, the Board also carries out a mid-year review of the performance of the individual businesses.

        During the year restricted Special Share Awards may be granted for performance or retention reasons.

Compensation of Senior Management Members in 2006

        At its meeting on January 18, 2006, the Compensation Committee decided on the amount of the variable compensation for 2005 for the members of Senior Management by applying the principles described above.

        Members of Senior Management (including the Chairman and Chief Executive Officer) received a total of $11,897,000 in salary and $4,579,000 in cash bonuses. The number of share options granted to members of Senior Management was 925,040 and the number of shares granted was 989,620 (excluding shares matched under the Leveraged Share Savings Plans; see "—Leveraged Share Savings Plans," above, and "—Allocation of Shares Under the Leveraged Share Savings Plans," below. Other compensation in the amount of $2,865,000 was set aside for their pension, retirement and other benefits (excluding severance payments; see further below).

Disclosure of Individual Compensation to Members of the Executive Committee

        The following Compensation Table provides details on the total compensation awarded to the members of the Executive Committee in 2006 (excluding shares matched under the Leveraged Share Savings Plans). The "Variable compensation" set forth in the table was awarded in 2006 for 2005 performance. Variable compensation for 2006 performance will be disclosed in the 2007 Annual Report. Novartis' "fast-track" publication of its Annual Report determines this time sequence for the disclosure of executive compensation.

        The term "blocked shares" used in the footnotes to the Compensation Table refers to the ability of associates in Switzerland to voluntarily and irrevocably commit not to sell their shares for a period of up to ten years (including any vesting period) from the date of grant. Novartis encourages associates to block their shares because doing so aligns the associates' interests with the shareholders' interests. The Swiss Federal Tax Administration, in its Kreisschreiben Nr. 5, Section 3.2, ascribes a net present value (the "taxable value") to such blocked shares. For details see footnote 7 to the Compensation Table. Similarly, the Swiss tax authorities also ascribe a taxable value to tradable share options. In the view of the company, the taxable values represent the appropriate values to report in the Compensation Table.

        The accounting cost of compensation for Senior Management and Board members, calculated in accordance with International Financial Reporting Standards, is reported in Note 28 in the consolidated financial statements.

Compensation Table Executive Committee

		Base Compensation	Variable compensation
			Bonus		Equity Plan "Select"		Long-term Performance Plan Shares (number)(4)	Special Share Awards Shares (number)(5)
Name and Principal Position	Currency	Cash (amount)	Cash (amount)	Shares (number)(1)	Shares (number)(2)	Options (number)(3)			Other Compensation(6) (amount)	Total(7) (amount)
Daniel Vasella Chairman & Chief Executive Officer	CHF	3,000,000	—	126,228	210,379	—	84,152	28,051	199,505	21,068,072
Urs Baerlocher Head of Legal and Tax Affairs	CHF	836,668	—	12,364	12,364	69,961	8,626	—	140,732	2,906,296
Raymund Breu Chief Financial Officer	CHF	1,071,670	—	18,409	—	416,667	11,045	15,000	140,732	6,553,054
Juergen Brokatzky-Geiger Head of Human Resources	CHF	615,000	—	8,416	8,416	47,620	6,312	—	147,088	2,603,647
Paul Choffat Head of Consumer Health	CHF	820,008	738,000	—	31,052	—	8,626	—	144,549	4,288,058
Thomas Ebeling Head of Pharmaceuticals	CHF	1,125,004	1,386,000	—	97,195	—	17,357	15,000	197,799	10,702,885
Mark C. Fishman Head of Biomedical Research	USD	895,833	13,481	13,352	33,993	124,876	13,289	—	260,662	6,443,462
Andreas Rummelt Head of Sandoz	CHF	890,004	—	13,149	39,447	—	7,890	—	135,650	4,791,974

(1)
Participants elected to invest in the Leveraged Share Savings Plans instead of receiving bonus in cash. Daniel Vasella, Urs Baerlocher and Raymund Breu have blocked all these shares for 10 years.

(2)
These shares include shares granted under the Novartis mandatory Equity Plan "Select". Daniel Vasella, Urs Baerlocher and Raymund Breu have blocked all of these shares for 10 years. For the other members of the Executive Committee the combined vesting and voluntary blocking periods of these share awards range between 2-10 years.

(3)
Novartis employee share options are tradable. Options granted under the Novartis Equity Plan "Select" outside North America have an exercise price of CHF 71.30 per share that corresponds to the share price at the predetermined grant date on February 6, 2006. In Switzerland, the options have a cliff-vesting period of two years after the date of grant and will expire on February 5, 2016. Options on US ADS granted to participants in North America have an exercise price of $54.70 per ADS that corresponds to the ADS price at the grant date. The US options have a cliff-vesting period of three years after the grant date and will expire on February 5, 2016.

(4)
These shares were released under the Long-term Performance Plan based on the achievement of EVA objectives. Daniel Vasella, Urs Baerlocher and Raymund Breu have blocked all these shares for 10 years; the other members of the Executive Committee have not blocked these shares.

(5)
These shares include unrestricted share awards for Daniel Vasella and restricted share awards for Raymund Breu and Thomas Ebeling for their outstanding performance. All these shares are blocked for 10 years.

(6)
Amounts include payments made by Novartis for pension and other benefits.

(7)
The total compensation amounts for all Executive Committee members with the exception of Mark C. Fishman have been calculated using the taxable value described above. As set out in the Kreisschreiben Nr. 5 issued by the Swiss Federal Tax Administration, the taxable value of share grants depends on the combined vesting and blocking period. The longer the combined vesting/blocking period, the lower generally the taxable value. The taxable value of a share award that is subject to a two-year vesting/blocking period, for example, equals 89% of its market value at the date of grant. The taxable value of a share award with a combined vesting/blocking period of 10 years equals 55.84% of its market value at the date of grant (see Section 3.2, Kreisschreiben Nr. 5). At the grant date the market value of the shares equaled CHF 71.30 per share. Tradable share options under the Equity Plan "Select" have a taxable value of CHF 8.59 per option.

  Equity awards are generally not taxed at grant in the US. Accordingly, there is no objective basis for calculating a tax value for Mark C. Fishman's equity awards. The total compensation amount for Mark C. Fishman is therefore presented on the basis of the market value of the shares and the trinomial value of the share options granted. At the grant date, the market value of the US ADS equaled $54.70 per ADS and the value of the US ADS options equaled $15.67 per option.

BENEFITS

General Policy

        Pension benefits at Novartis are generally designed to provide a safety net against financial hardship that may result from disability or death as well as to provide a reasonable level of retirement income based on years of service with us. As a general policy, the level of pension benefits provided to associates is country-specific and does not exceed local market practice.

        Since a significant number of associates are employed either in Switzerland or the US, the pension and healthcare benefits in those countries are described in more detail below.

Pension Plans in Switzerland

Swiss Pension Fund

        The Swiss Pension Fund operates a defined-benefit plan that provides retirement benefits and risk insurance for death or disability. The Swiss Pension Fund is funded by contributions from Group companies and the insured associates. The Swiss Pension Fund insures remuneration up to a maximum base salary of CHF 220,000 per year, reduced with an offset of 30% of salary up to a maximum of CHF 24,120. The bonus of associates with a base salary below CHF 220,000 are insured through a defined-contribution incentive/bonus pension plan, which is financed through contributions by the company and the insured associates.

Swiss Management Pension Fund

        The Swiss Management Pension Fund is basically a defined-contribution plan that also provides retirement annuity benefits and risk insurance for death and disability for components of remuneration in excess of the maximum insurable amount of base salary described in the previous paragraph. The Swiss Management Pension Fund insures base salary above CHF 220,000 and bonus, up to a maximum of CHF 774,000. The Swiss Management Pension Fund is funded through contributions by us and the insured associates.

US-Based Employee Pension Plans

US Defined-Benefit Plan

        The pension plan for certain US-based associates of Novartis Corporation and its US affiliates is a funded, tax-qualified, noncontributory defined-benefit pension plan. The amount of annual earnings covered by the pension plan is generally equal to the associate's base salary and annual bonus. The amount of annual earnings that may be considered in calculating benefits under this pension plan is limited by law (in 2006: $220,000). Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans to cover associates for amounts over and above the limitation. The defined-benefit pension plans are "closed plans"; new associates participate in the US defined-contribution plan.

US Defined-Contribution Plans

        Associates of a Group company located in the US generally are eligible to participate in tax-qualified defined-contribution plans through which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a company match that is generally $1 for each $1 contributed by the participant. Associates can receive up to 6% of their base salary and annual bonus as employer contributions.

        In addition, certain Group companies in the US sponsor defined-contribution plans, with contributions ranging from 3% to 10% of annual covered compensation. Associates who still accrue service years in the US defined-benefit plan do not receive such company contributions.

        Novartis Corporation and its US subsidiaries also maintain various unfunded supplemental defined-contribution plans to cover associates for amounts over and above the aforementioned limitation.

Healthcare Plans

        In Switzerland, we do not provide healthcare benefits to associates. In other countries, healthcare plans have been established in accordance with local market practices.

        In the US, all Group companies offer associates healthcare benefits which provide for a company subsidy. Certain Group companies also provide contributory post-retirement medical programs which integrate with US government-provided Medicare for participants over age 65.

Benefits to Senior Management

        The members of the Executive Committee (with the exception of Mark C. Fishman) participate in the Swiss pension plans described hereinbefore in the same manner as other associates.

        The US defined-benefit pension formula that applies to Mark C. Fishman is a pension equity plan (PEP) formula as it applies to other participating US associates. Benefits under the PEP formula are based on (i) the associate's highest average earnings for a five-calendar-year period during the last 10 calendar years of service with Novartis, and (ii) the associate's accumulated PEP credits (expressed as a percentage of final average earnings, and ranging from 2% to 13% for each year of service based on the associate's attained age in a particular year). Benefits accrued under the PEP plan are payable after retirement in the form of an annuity or a lump sum. The US defined-contribution plan that applies to Mark C. Fishman is the same plan that applies to other participating US associates; however, the aforementioned additional company contribution does not apply to him.

        In 2006, a total of $308,000 was contributed to defined-benefit plans and $1,266,000 to defined-contribution plans for Senior Management members.

        The pension benefits that have been accrued by Executive Committee members in the defined-benefit (DB) plans as of December 31, 2006, as well as the employer pension contributions in 2006, are summarized in the following table.

        The combined pension plans aim at a maximum target pension annuity of 60% of CHF 774,000 (= CHF 464,400) per annum.

Executive Committee Pension Benefits

	Currency	Accrued Benefit in DB plans	Employer Contributions to DB Plans	Employer Contributions to DC plans
Daniel Vasella	CHF	83,351	18,632	122,100
Urs Baerlocher	CHF	115,711	18,632	122,100
Raymund Breu	CHF	103,944	18,632	122,100
Juergen Brokatzky-Geiger	CHF	87,522	18,609	117,174
Paul Choffat	CHF	95,736	18,609	122,100
Thomas Ebeling	CHF	26,493	18,632	110,801
Mark C. Fishman	USD	45,761	21,000	54,750
Andreas Rummelt	CHF	84,232	18,609	110,801

        DB—Defined benefit              DC—Defined contribution

ALLOCATION OF SHARES UNDER THE LEVERAGED SHARE SAVINGS PLANS

        Recipients of bonus awards in 2001, respectively 2003, were invited to invest their bonus in the Leveraged Share Savings Plan (five-year plan) respectively ESOP (three-year plan). These plans matured in 2006. Based on associates' previous investments under these plans and the investments of the associates in the UK in 2006, we allocated 1,030,000 shares to 6,700 participants. From the total number of shares, 150,482 (14.6%) shares were issued to Senior Management. Members of the Executive Committee received the following number of matching shares. The percentages indicate the ratio by which they invested their past annual incentive in the Leverage Share Savings Plans: Daniel Vasella (107,360; 100%), Urs Baerlocher (8,600; 100%), Raymund Breu (12,880; 100%), Juergen Brokatzky-Geiger (860; 50%), Thomas Ebeling (11,600; 100%) and Andreas Rummelt (2,920; 85%). Daniel Vasella, Urs Baerlocher and Raymund Breu have blocked all of these shares for 10 years. The other Executive Committee members did not block these shares.

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY SENIOR MANAGEMENT

Ownership Guidelines

        In 2003, the Board adopted share ownership guidelines that took effect in December 2003 under which Executive Committee members and other nominated executives are required to own at least a certain multiple of their base salary in Novartis shares or vested tradable options. The multiple equals five for the Chairman and Chief Executive Officer, three for other Executive Committee members and one or two for other nominated executives. Executives have three years from the date of nomination to comply with the minimal share holding requirements. The first measurement date is December 31, 2008. In the event of a substantial drop in the share price, the Board may, at its discretion, extend the time period to reach the minimal shareholding requirement. Based on the year-end share price, most designated executives, including all Executive Committee members, already complied with the share ownership guidelines as of December 31, 2006.

Shares Owned by Senior Management

        The total number of Novartis shares owned by the 15 executives who belonged to Senior Management as of January 1, 2007, and by persons closely linked to them was 3,194,298. This implies an average holding of 212,953 shares. "Persons closely linked to them" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary. No member of Senior Management owned 1% or more of outstanding shares. As of December 31, 2006, the individual ownership of Novartis shares of Executive Committee members (including persons closely linked to them) was as follows:

Number of Shares Owned Directly or Indirectly
Daniel Vasella	1,466,129
Urs Baerlocher	265,939
Raymund Breu	313,020
Juergen Brokatzky-Geiger	52,333
Paul Choffat	61,757
Thomas Ebeling	173,205
Mark C. Fishman	148,550
Andreas Rummelt	151,563

Total	2,632,496

Options Owned by Senior Management

        The total number of Novartis share options owned by the 15 executives who belonged to Senior Management as of January 1, 2007, and by persons closely linked to them was 5,677,639. This implies an average holding of 378,509 options. Broken down by grant year since 2002, the numbers of options held are:

Grant Year	Options Held (number)(1)	Exercise Price (CHF)	Term Life (years)
2006	905,424	71.30	10
2005	3,144,984	57.45	10
2004	736,301	57.45	10
2003	543,073	49.00	9
2002	281,977	62.00	9

(1)
Options granted under the Novartis Equity Plan "Select" are exercisable for one share each (1:1).

LOANS, SEVERANCE PAYMENTS, COMPENSATION TO FORMER MEMBERS OF SENIOR MANAGEMENT

        No loans were granted by us to Senior Management during 2006 or were outstanding as of December 31, 2006.

        During 2006, two members of Senior Management received $1,633,863 as severance upon the termination of their employment with Novartis.

        In 2006, total compensation of $741,795 was paid to four former members of Senior Management. Due to an investment of past bonus awards in the Leveraged Share Savings Plans, the invested shares of one former member of Senior Management, were matched with 799 shares in 2006. The matched shares were not forfeited since he continues to be employed.

NON-EXECUTIVE DIRECTOR COMPENSATION AND SHAREHOLDINGS

General Principles

        The Compensation Committee determines the compensation of Non-Executive Directors. They receive an annual fee in an amount that varies with the Board and committee responsibilities of each Director. They receive no additional fees for attending meetings or acting as committee chairs. Directors can choose to receive the annual fee in cash, shares or a combination of both. The conversion between cash and shares is based on the share price at the predetermined grant date. The grant date (February 6, 2006) and related share price (CHF 71.30) are the same as under the Novartis Equity Plan "Select." As of January 1, 2003, share options were no longer offered to Directors, nor were shares granted to Directors in acknowledgement of business performance. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services; the reimbursement of these expenses is not included in the compensation figures reported aside. No loans were granted to Non-Executive Directors.

Compensation to Non-Executive Directors in 2006

	Annual Cash Compensation (CHF)	Shares (number)
Ulrich Lehner Vice Chairman, Lead Director(1) Chairman's Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Chair) Corporate Governance and Nomination Committee (Member)	656,250	5,523
Hans-Joerg Rudloff Vice Chairman Chairman's Committee (Member) Compensation Committee (Chair) Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	789,890	0
Birgit Breuel Audit and Compliance Committee (Member)	473,994	0
Peter Burckhardt	169,903	4,208
Srikant Datar Audit and Compliance Committee (Member)	298,125	2,131
William W. George Chairman's Committee (Member) Compensation Committee (Member) Corporate Governance and Nomination Committee (Chair)	375,000	3,156
Alexandre F. Jetzer(2)	13,911	4,909
Pierre Landolt Corporate Governance and Nomination Committee (Member)	128,402	4,124
Andreas von Planta Audit and Compliance Committee (Member)	360,766	1,578
Wendelin Wiedeking	112,490	3,608
Rolf M. Zinkernagel(3) Corporate Governance and Nomination Committee (Member)	471,198	3,009

Total	3,849,929	32,246

(1)
Ulrich Lehner succeeded Helmut Sihler as Lead Director; Helmut Sihler retired from the Board at the Annual General Meeting of February 28, 2006.

(2)
In addition, Alexandre F. Jetzer was compensated CHF 300,722 for other consulting services.

(3)
Rolf M. Zinkernagel's compensation includes CHF 250,000 for acting as the Board's delegate to the scientific advisory boards of the Genomics Institute of the Novartis Research Foundation (GNF) and the Novartis Institute for Tropical Diseases (NITD).

Ownership of Novartis Shares and Share Options by Non-Executive Directors

Ownership Guidelines

        Under the share ownership guidelines, Non-Executive Directors are required to own at least 5,000 Novartis shares within three years after joining the Board. As of December 31, 2006, all Non-Executive Directors who have served at least three years on the Board comply with these share ownership guidelines.

Shares Owned by Non-Executive Directors

        As of December 31, 2006, the individual ownership of Novartis shares by the Non-Executive Directors and persons closely linked to them was as follows:

Beneficial Owner	Number of shares Owned Directly or Indirectly
Ulrich Lehner	16,788
Hans-Joerg Rudloff	109,791
Birgit Breuel	5,000
Peter Burckhardt	19,472
Srikant Datar	9,403
William W. George	118,865
Alexandre F. Jetzer	65,530
Pierre Landolt	15,670
Andreas von Planta	2,178
Wendelin Wiedeking	15,586
Rolf M. Zinkernagel	19,231

Total	397,514

        The total number of Novartis shares owned as of December 31, 2006, by the Non-Executive Directors and persons closely linked to them was 397,514. This implies an average holding of 36,138 shares. "Persons closely linked to them" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, or (iv) any legal or natural person who is acting as their fiduciary. None of the Non-Executive Directors and persons closely linked to them owned 1% or more of outstanding shares.

Options Owned by Non-Executive Directors

        As of December 31, 2006, the Non-Executive Directors held a total of 159,407 Novartis share options. The options held for the previous five years are all from the grant year 2002 (the last year in which share options were granted to Directors) and have the following characteristics:

Grant Year	Options Held(1) (number)	Exercise Price (CHF)	Term Life (years)
2002	79,087	62.0	9

(1)
Options are exercisable for one share each (1:1).

Compensation to Former Non-Executive Directors

        In 2006 an amount of $50,406 was paid to one former Non-Executive Director.

6.C  Board Practices

BOARD OF DIRECTORS

Board Member Independence

        The Board of Directors has promulgated independence criteria for its members. These criteria are appended to the Regulations of the Board and can be found on the Internet at:
www.novartis.com/investors/en/corporate_governance.

        Pursuant to these criteria, the Board has determined that all of its members, except for Daniel Vasella and Alexandre F. Jetzer, are independent and have no material dealings with Novartis AG or other companies of the Novartis Group outside their role as a Board member.

        Daniel Vasella, the Chief Executive Officer, is the only executive Board member. Alexandre F. Jetzer is no longer a Novartis executive but supports various government relations activities under a consultancy agreement.

        The combination of a large majority of independent Board members with a small minority of non-independent or executive Board members combines the knowledge and experience of current or former Novartis managers with the diverse skills of the independent Board members.

        We conduct nonadvisory banking business with Barclays Capital, of which Hans-Joerg Rudloff is presently Chairman of the Executive Committee. The Board concluded that this relationship does not affect the independence of Hans-Joerg Rudloff pursuant to the Board's independence criteria.

        Rolf M. Zinkernagel has been delegated to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD). He is also a delegate to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF). The Board concluded that this relationship does not affect the independence of Rolf M. Zinkernagel pursuant to the Board's independence criteria.

        No Board member is on the board of a listed company with which any Novartis Group company conducts a material amount of business.

Election and Term of Office

        All Board members are elected individually.

        The terms of office for which Board members are elected do not exceed three years. The specific terms of office of Board members are determined by shareholders in the election or re-election at Annual General Meetings. However, under Swiss law, a General Meeting of shareholders is entitled to remove Board members at any time notwithstanding their term of office.

        The average tenure of the Board members is eight years and their average age is 60 years. In principle, a Board member is to retire after reaching 70 years of age. Under special circumstances, shareholders may grant an exemption from this rule and re-elect a member of the Board for further terms of office of no more than three years at a time.

Chairman and Chief Executive Officer

        The Corporate Governance rules regarding the separation of the roles of the Chairman of the Board and the Chief Executive Officer vary from country to country. In most countries, companies have to make a choice and select the model that best ensures effective leadership, efficient decision-making and an adequate balance of power. The Board examines the question regularly. Presently, it is of the firm opinion that it is in the best interest of the company and the shareholders that Daniel Vasella serves as Chairman and Chief Executive Officer of the Group.

        The Regulations of the Board provide that an independent Lead Director is appointed in case the Chairman of the Board also serves as Chief Executive Officer.

The Lead Director

        The Board has appointed Ulrich Lehner as Lead Director (replacing Helmut Sihler, who retired from the Board on February 28, 2006). His responsibilities include ensuring an orderly process in the evaluation of the performance of the Chairman and Chief Executive Officer, chairing the Board's private sessions (i.e., the meetings of the Non-Executive Board members) and leading the independent members of the Board in case of a crisis or in matters requiring their separate consideration or decision. The Lead Director is also a member of all of the Board committees.

        The non-executive independent Board members held two comprehensive private sessions, one of which was chaired by the former Lead Director, Helmut Sihler, and the other by the new Lead Director, Ulrich Lehner.

Role and Functioning of the Board

        The Board holds the ultimate decision-making authority of Novartis AG for all matters except for those decisions reserved by law for shareholders.

        The agendas of Board meetings are set by the Chairman. Any Board member may request a Board meeting or that an item be included on the agenda. Board members are provided, in advance of Board meetings, with adequate materials to prepare for the items on the agenda. Decisions are taken by the Board as a whole, with the support of its four committees described below (Chairman's Committee, Compensation Committee, Audit and Compliance Committee, and Corporate Governance and Nomination Committee). The primary functions of the Board include:

  •
  Providing the strategic direction of Novartis;

  •
  Determining the organizational structure and the manner of governance of the company;

  •
  Supervising the business operations overall;

  •
  Approving major acquisitions or divestments;

  •
  Structuring the accounting system, the financial controls and the financial planning;

  •
  Reviewing and approving the annual financial statements and results release of Novartis AG and the Group;

  •
  Appointing and dismissing members of the Executive Committee, the Head of Internal Audit and other key executives;

  •
  Promulgating fundamental corporate policies, in particular on financial matters, corporate governance and citizenship, personnel or environmental matters and overseeing compliance therewith;

  •
  Preparing the matters to be presented at the General Meeting, including Novartis AG's financial statements and the consolidated financial statements for the Group;

  •
  Evaluating regularly the performance of the Chairman and Chief Executive Officer and reviewing the performance of the members of the Executive Committee; and

  •
  Performing a self-evaluation once a year.

Role and Functioning of the Board Committees

        Each Board committee has a written charter outlining its duties and responsibilities and a chair elected by the Board. The Board committees meet regularly and consider the agenda determined by the Chair. Board committee members are provided, in advance of meetings, with adequate materials to prepare for the agenda items.

The Chairman's Committee:

        The Chairman's Committee is composed of four Board members; the Chairman and Chief Executive Officer, the two Vice Chairmen, one of whom is the Lead Director and one other member of the Board. The Chairman's Committee takes decisions on financial and other matters delegated by the Board to the Chairman's Committee in accordance with the Regulations of the Board. In addition, the Chairman's Committee also takes decisions and preliminary actions on behalf of the full Board in urgent cases.

The Compensation Committee:

        The Compensation Committee is composed of three independent Board members.

        The Compensation Committee reviews Group-wide compensation policies and programs, including share option programs and other incentive-based compensation, before the full Board makes final decisions. The Compensation Committee is responsible for reviewing and approving the compensation paid to members of the Executive Committee and other selected key executives as well as for determining the compensation for the Chairman and Chief Executive Officer. The Compensation Committee may seek outside expert advice from time to time to support its decisions and recommendations.

The Audit and Compliance Committee:

        The Audit and Compliance Committee is composed of five independent members. The Board has determined that all the members of the Audit and Compliance Committee are independent as defined by the rules of the NYSE.

        The Audit and Compliance Committee has determined that Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff possess the required accounting and financial management expertise required under the rules of the NYSE. Therefore, the Board has appointed them as the Audit and Compliance Committee's Financial Experts. The Board has also reassured itself that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and matters of compliance to enable them to adequately discharge their responsibilities.

        The Audit and Compliance Committee's main duties include:

  •
  Evaluating and selecting the external auditors to be nominated for election at the Annual General Meeting;

  •
  Reviewing the terms of engagement of these external auditors;

  •
  Determining the scope and the review of the results of external and internal audits;

  •
  Reviewing (together with external and internal auditors and the financial and accounting management of Novartis) whether the accounting policies and financial controls are appropriate, effective and compliant with the applicable accounting standards;

  •
  Reviewing and approving the quarterly financial statements of the Group for the first three quarters of each year and the corresponding financial results releases;

  •
  Reviewing internal control and compliance processes and procedures, including those for the management of business risks; and

  •
  Reviewing processes and procedures to ensure compliance with laws and internal regulations.

The Corporate Governance and Nomination Committee:

        The Corporate Governance and Nomination Committee is composed of five independent Board members.

        The Corporate Governance and Nomination Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include regular reviews of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee conducts an annual evaluation of the Board as a whole and gives guidance to Board members on how to avoid potential conflicts of interest.

        The Corporate Governance and Nomination Committee also proposes to the Board individuals who are qualified to become (or be re-elected as) Board members.

The Corporate Governance and Nomination Committee:

        The Corporate Governance and Nomination Committee is composed of five independent Board members.

        The Corporate Governance and Nomination Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include regular reviews of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee conducts an annual evaluation of the Board as a whole and gives guidance to Board members on how to avoid potential conflicts of interest.

        The Corporate Governance and Nomination Committee also proposes to the Board individuals who are qualified to become (or be re-elected as) Board members.

Board and Committees; Membership, Attendance, Number and Duration of Meetings

	Full Board		Chairman's Committee		Compensation Committee		Audit and Compliance Committee		Corporate Governance and Nomination Committee
Number of meetings in 2006	7		11		3		8		2
Approximate duration of each meeting (hours)	6-8		2		2		2-4		2
Daniel Vasella	7	(1)	11	(1)
Helmut Sihler(2)	2		2		2		3
Ulrich Lehner	7		9		1	(3)	7	(1)	1
Hans-Joerg Rudloff	7		11		3	(1)	8		2
Birgit Breuel	7						8
Peter Burckhardt	7
Srikant Datar	7						8
William W. George	7		11		3				2	(1)
Alexandre F. Jetzer	7
Pierre Landolt	6								2
Andreas von Planta(3)	5						5
Wendelin Wiedeking	4
Rolf M. Zinkernagel	7								2

(1)
Chair.

(2)
Until February 28, 2006.

(3)
Since February 28, 2006.

Information and Control Systems

The Board:

        The Board ensures that it receives sufficient information from the Executive Committee to perform its supervisory duty and to make the decisions that are reserved to the Board through several means:

  •
  Since the Chairman is also the Chief Executive Officer of Novartis, who heads the meetings of the Executive Committee, he is fully informed on all current developments;

  •
  The Chairman and Chief Executive Officer informs all Board Members regularly about current developments, including by way of a written monthly report;

  •
  The Minutes of the Executive Committee meetings are made available to the Board members;

  •
  Informal teleconferences are held as required between Board Members and the Chairman and Chief Executive Officer or the Lead Director;

  •
  A session is held at each Board meeting with all members of the Executive Committee;

  •
  The Board is informed in detail by each Division Head on a quarterly basis;

  •
  By invitation, members of management attend Board meetings to report on areas of the business within their responsibility; and

  •
  Board members are entitled to request information from members of the Executive Committee inside and outside of Board meetings and may visit any Novartis site.

Board Committees:

        Board committees, in particular the Audit and Compliance Committee, regularly meet with management and outside consultants to review the business, better understand all laws and policies impacting the Group and support the management in meeting the requirements and expectations of stakeholders. In particular, the Chief Financial Officer and the representative of the external auditors are invited to the meetings of the Audit and Compliance Committee. Furthermore, the Head of Risk Management and the Business Practices Officer report on a regular basis to the Audit and Compliance Committee.

Internal Audit:

        The Internal Audit function carries out operational and system audits; assists the organizational units in the accomplishment of objectives by providing an independent approach to the evaluation, improvement and effectiveness of their internal control framework; prepares reports regarding the audits it has performed; and reports any actual or suspected irregularities to the Audit and Compliance Committee and the Chairman of the Board.

Corporate Risk Management:

        The Corporate Risk Management function reports on a regular basis on risk management. Organizational and process measures have been introduced to mitigate risks at an early stage. Organizationally, the responsibility for risk and risk mitigation is allocated to the Divisions, with specialized Corporate Functions such as Group Quality Operations; Corporate Health, Safety and Environment; and Business Continuity providing support and controlling the effectiveness of the risk management by the Divisions.

MANAGEMENT OF THE COMPANY

        The Board has delegated to the Executive Committee the coordination of day-to-day business operations of Group companies. The Executive Committee is headed by the Chief Executive Officer. The internal organizational structure and the definition of the areas of responsibility of the Board and the Executive Committee are set forth in the Board Regulations.

        The Board has not concluded any contracts with third parties to manage the business.

        Further biographical information on the members of Senior Management, a group of senior executives, can be found at "Item 6. Directors, Senior Management and Employees—6.A Directors and Senior Management."

THE APPLICABLE CORPORATE GOVERNANCE STANDARDS

        The following standards apply to us:

  •
  The Directive on Information Relating to Corporate Governance issued by the SWX Swiss Exchange;

  •
  The Swiss Code of Best Practices for Corporate Governance;

  •
  The securities laws of the US as these apply to foreign issuers of securities listed on major US stock exchanges; and

  •
  The Rules of the New York Stock Exchange (NYSE).

        We have incorporated the above Swiss and US standards—and the principles of corporate governance under the Swiss Code of Obligations—into the Articles of Incorporation, the Regulations of the Board and the Charters of the Board committees. The Corporate Governance and Nomination Committee reviews these standards and principles regularly in light of prevailing best practices and makes recommendations for improvements for consideration by the full Board of Directors.

        We comply with Swiss law and US law as well as the rules and regulations of the SWX and the NYSE. As expressly permitted under US law and NYSE rules, we deviate from US law and NYSE rules where they conflict with mandatory applicable Swiss corporate law. In particular:

  •
  External auditors are appointed by the shareholders at the Annual General Meeting and not by the Audit and Compliance Committee, as required in the US.

  •
  Equity compensation plans are established by the Compensation Committee or the management of local Novartis Group companies (under the principles approved by the Compensation Committee) but are not approved at the Annual General Meeting.

  •
  Board committees submit all their reports to the Board but do not report to the shareholders directly (we issue no proxy statement reports).

        Printed copies of the aforementioned Novartis regulations can be obtained by writing to the following address: Novartis AG, Attn. Corporate Secretary, CH-4056 Basel, Switzerland. Further information on Corporate Governance can be found by visiting: www.novartis.com/investors/en/corporate_governance.

GROUP STRUCTURE AND SHAREHOLDERS

Group Structure

The Divisions

        The Novartis Group is divided operationally into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz (generic pharmaceuticals) and Consumer Health.

Novartis AG and Group Companies

        The registered domicile of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.

        Business operations are conducted through Novartis Group companies. Novartis AG, a holding company organized under Swiss law, owns directly or indirectly all companies worldwide belonging to the Novartis Group. Except as mentioned below, the shares of these companies are not publicly traded.

        The most important Novartis subsidiaries and associated companies are listed in Note 32 to the Group's consolidated financial statements.

Majority Holdings in Publicly Traded Group Companies

        The shares of Idenix Pharmaceuticals, Inc. and Novartis India Limited are traded on public stock exchanges. Novartis owns directly and indirectly:

  •
  55.8% of Idenix Pharmaceuticals, Inc. (a US company). The shares of Idenix Pharmaceuticals are listed for trading on the NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX);

  •
  51% of Novartis India Limited. The remaining shares are registered for trading at the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA).

Significant Minority Holdings in Publicly Traded Companies

        Novartis AG directly or indirectly holds 33.3% of the bearer shares of Roche Holding AG, registered in Basel, Switzerland, and listed on the SWX Swiss Exchange (bearer shares: Valor No. 1203211, ISIN CH0012032113, symbol RO; nonvoting equity securities: Valor No. 1203204, ISIN CH0012032048, symbol: ROG; further securities of Roche Holding AG are ADSs for nonvoting equity securities, which are traded on the over-the-counter market in the US, symbol: RHHBY). The market value of this interest in Roche Holding AG on December 31, 2006, was $10.8 billion.

        Roche is independently governed, managed and operated, meaning that we do not control this company.

Shareholders of Novartis AG

        As of December 31, 2006, there were more than 150,000 registered shareholders. Based on the share register, the largest registered shareholders were:

  •
  The Novartis Foundation for Employee Participation, registered in Basel, Switzerland (holding 2.8% of the share capital); and

  •
  Emasan AG, registered in Basel, Switzerland (holding 3.2%).

        In addition:

  •
  Mellon Bank, Everett, holds 2%, Nortrust Nominees, London, holds 2.7% and JPMorgan Chase Bank, New York, holds 7.6% of the registered shares as nominees.

  •
  JPMorgan Chase Bank, the depositary for the shares represented by American Depositary Shares, is registered with 12.1% of the share capital as part of this role.

No other shareholder is registered as owner of more than 2% of the issued share capital and there are no cross-holdings equal to or higher than this amount.

        We have not entered into any shareholders' agreement or other agreement regarding the voting or holding of Novartis shares.

CAPITAL STRUCTURE

Share Capital of Novartis AG

        The share capital of Novartis AG is CHF 1,364,485,500, fully paid-in and divided into 2,728,971,000 registered shares of CHF 0.50 nominal value each. We have neither authorized nor conditional capital. There are no preferential voting shares. All shares have equal voting rights. No participation certificates, nonvoting equity securities (Genussscheine) or profit-sharing certificates have been issued.

        Novartis shares are listed on the SWX Swiss Exchange and traded on Virt-X (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN.VX) and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

Changes in Capital, Share Repurchase Programs

        Since the merger creating Novartis in December 1996, Novartis AG has implemented four share repurchase programs with a total commitment as of December 31, 2006, of CHF 15 billion. Three programs have been completed, with the shares repurchased in the second and third programs being canceled, and the capital of Novartis AG correspondingly being reduced by shareholder resolution at the Annual General Meetings held in 2002, 2003, 2004, 2005 and 2006. In August 2004, we announced the start of a fourth program to repurchase shares via a second trading line in the SWX Swiss Exchange. Since the start of the fourth program, a total of 25.4 million shares have been repurchased for $1.2 billion. No shares were repurchased in 2006. A fifth repurchase program with a maximum value of CHF 4 billion was approved by the shareholders at the Annual General Meeting held in 2005, but will only be started after completion of the fourth repurchase program.

Capital Reductions

Year of Reduction	Number of Shares Canceled	Amount of Capital Reduced in CHF
2002	61,054,680	30,527,340
2003	22,680,000	11,340,000
2004	24,260,000	12,130,000
2005	38,039,000	19,019,500
2006	10,200,000	5,100,000

        A table with additional information on the development of the share capital structure of Novartis AG over the last two years can be found "Item 18. Financial Statements—note 5".

Convertible or Exchangeable Bonds, Warrants, Options or Other Securities granting Rights to Novartis Shares

        There has been no issuance of convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares other than securities granted to associates as a component of compensation.

        Information about shares and share options granted as compensation is set forth below in this section under the heading "Compensation, Benefits, Shareholdings" and in the Notes to the consolidated financial statements.

SHAREHOLDERS' RIGHTS

One Share One Vote

        Each registered share entitles the holder to one vote at the Annual General Meeting.

Other Shareholder rights

        Shareholders representing at least 10% of the share capital may request to convene an extraordinary General Meeting. Shareholders representing an aggregate nominal value of at least CHF 1,000,000, may request that an item be included in the agenda of an Annual General Meeting. Such requests must be made in writing at the latest 45 days before the date of the General Meeting, specifying the item to be included in the agenda and containing the proposal for which the shareholder requests a vote. Shareholders have the right to receive dividends, appoint a proxy and hold such other rights as are granted under the Swiss Code of Obligations.

Registration as Shareholder

        No restrictions exist regarding the transferability of Novartis shares. However, only those persons having their shares registered in our share register may exercise their voting rights. Pursuant to Swiss law, a person who wishes to register shares must make a declaration to our share register that the shares have been acquired in his/her own name and for his/her own account.

        Only shareholders registered at least five days prior to the Annual General Meeting may vote their shares at the Annual General Meeting.

Voting Limitations

        Each share carries one vote. However, the Articles of Incorporation provide that no shareholder shall be registered to vote for shares comprising more than 2% of the registered share capital unless the Board has granted, upon request, an exemption. Exemptions are in force for the two largest shareholders reported above (Novartis Foundation for Employee Participation and Emasan AG). In 2006, no other exemptions have been requested.

        The statutory voting restrictions can be canceled with a two-thirds majority of the shares represented at the Annual General Meeting.

        These voting restrictions have been imposed and retained to provide for voting diversity at the General Meeting and to ensure that no minority shareholder may dominate the General Meeting, where shareholder representation has been traditionally low for many companies.

Voting by Nominees

        Nominees may not vote shares absent registration in our share register and, with registration, may only vote shares constituting an amount less than or equal to 0.5% of the registered share capital. The Board may register nominees with the right to vote in excess of that limit if the nominees disclose such particulars of the beneficial owners of the shares as the Board shall require. Groupings formed to circumvent this limitation are treated as a single person or nominee.

Voting by ADS Holders

        Holders of American Depositary Shares (ADS) may vote by instructing JPMorgan Chase Bank to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank, as depositary, may exercise the voting rights for deposited shares represented by ADS at its discretion to the extent the holders of the ADS have not given instructions as to how such underlying shares should be voted.

Resolutions and Elections at Annual General Meeting

        Resolutions of shareholders at an Annual General Meeting are approved with a simple majority of the shares represented at the meeting, except in the following matters which by law (Swiss Code of Obligations, Art. 704) and the Articles of Incorporation require the approval of two thirds of the shares represented:

  •
  Change of the purpose of Novartis AG;

  •
  Creation of shares with privileged voting rights;

  •
  Implementation or removal of restrictions regarding the transferability of shares;

  •
  Authorized or conditional increase of the share capital;

  •
  Increase of the share capital out of equity, or a contribution in kind or for the purpose of an acquisition of assets, and the grant of special benefits;

  •
  Limitation or withdrawal of preemptive rights;

  •
  Change of the domicile of Novartis AG; and

  •
  Dissolution of Novartis AG without liquidation.

CHANGE-OF-CONTROL PROVISIONS

No Opting up, No Opting out

        The Swiss Stock Exchange Act provides that whoever acquires more than 33 1/3% of the equity securities of a company shall be required to make a bid for all listed equity securities of that company. In its articles of incorporation, a company may increase this threshold to 49% ("opting up") or, under certain circumstances, waive the threshold ("opting out"). No such measures have been adopted.

Provisions in Certain Employment Agreements

        The table below indicates the notice period or guaranteed compensation period and whether or not extension clauses apply in a change of control situation for members of Senior Management (see "—6.B Compensation—Senior Management Compensation" for definition) as of January 1, 2007.

Number of agreements	Notice period or guaranteed compensation in case of termination (in months)	Additional notice period or guaranteed compensation in case of a change of control (in months)
5	36	24
2	12	12
1	36	—
2	24	—
3	18	—
1	12	—
1	6	—

INFORMATION AND COMMUNICATION POLICY

Introduction

        We are committed to open and transparent communication with shareholders, investors, financial analysts, customers, suppliers and other interested parties. Material information pertaining to our businesses is timely and broadly disseminated in a manner that complies with obligations under the rules of both the SWX Swiss Exchange and the New York Stock Exchange. We voluntarily comply with Regulation FD of the US Securities and Exchange Commission (SEC). Forward-looking statements, which reflect Management's understanding of the situation and performance as of the date of such statements, are made in an effort to help stakeholders better understand the progress of our businesses.

Information Materials

        Each year a detailed Annual Report to shareholders is published, which provides information on the results and operations of our businesses. The Annual Report also provides information on developments in efforts regarding Corporate Citizenship, Health, Safety and Environment and Human Resources. Central to the Annual Report is one section entirely devoted to Corporate Governance and another to the audited financial statements of the reported year.

        Financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) and a bridging statement to US GAAP is provided. Apart from the Annual Report, an annual report on Form 20-F is also produced and filed with the SEC.

        Since 2003, on a quarterly basis, results have been filed with the SEC on Form 6-K. Financial results releases are disseminated in the same manner as press releases. The quarterly results press releases contain unaudited financial statements in accordance with IFRS and US GAAP.

        Press releases are issued from time to time regarding developments in various Novartis businesses and other activities in which they are involved. All releases are disseminated broadly and simultaneously pursuant to the rules and regulations of the Swiss and New York Stock Exchanges. Press releases relating to financial results and material events are also filed with the SEC on Form 6-K. An archive containing Annual Reports to Shareholders, annual reports to the SEC on Form 20-F, and quarterly results releases as well as related materials, such as slide presentations and conference call webcasts, can be found on the Novartis Investor Relations website (www.novartis.com/investors). A press release archive is also maintained on: www.novartis.com/news/en/media.shtml

        Information contained in all reports and releases is deemed correct and accurate at the time of release. Past releases are not updated to take into account changes in the marketplace or our businesses.

Investor Relations Program

        We have an Investor Relations program which includes the following:

  •
  A full-year results presentation;

  •
  Investor events focusing on the Novartis R&D pipeline;

  •
  Themed events, covering areas of interest such as therapeutic advances in medicine, pharmaceutical research or the generics business (Sandoz);

  •
  One-on-one and group meetings with investors and analysts at a Novartis site or during roadshows at major financial centers;

  •
  Conference calls for quarterly results or in conjunction with other press releases; and

  •
  Presentations at broker-sponsored industry conferences.

These activities focus on recently announced activities or financial results and are conducted in line with stock exchange disclosure rules and Regulation FD.

        Presentations are regularly posted to the financial community in an archive on the Novartis Investor Relations website, as audio webcasts and/or PDF documents for slide presentations. These presentations are not regularly updated, but reflect the developments within Novartis over time. Novartis Investor Relations is managed from the global headquarters in Basel, Switzerland. A team of professionals is located in New York to assist in coordinating responses to inquiries from the US. Their contact details as well as an Investor Relations mailbox are made available on the Novartis Investor Relations website (www.novartis.com/investors).

        On the Novartis website, you can also subscribe to the Novartis Investor Relations e-mail distribution system.

PERFORMANCE GRAPH

        This graph compares the total shareholder return of Novartis, the Morgan Stanley World Pharmaceuticals Index (MSWPI) and the Swiss Market Index (SMI). The graph assumes an investment of CHF 100 in Novartis at the closing price on December 31, 1995, and an equal amount invested in each of the indices.

	Dec 95	Dec 96	Dec 97	Dec 98	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06
Novartis	100	147	244	281	247	317	269	230	270	330	358	338
SMI	100	122	197	228	245	268	215	158	201	273	320	319
MSWPI	100	142	221	292	302	380	334	229	219	261	282	279

FURTHER INFORMATION

Topic	Location
SHARE CAPITAL
Capital Structure	Articles of Incorporation of Novartis AG (www.novartis.com/investors/en/corporate_governance)
Novartis Key Share Data	http://www.novartis.com/investors/en/share_information/key_share_data.shtml
SHAREHOLDER RIGHTS
Information on the Novartis share and the shareholder's participation rights
Articles of Incorporation of Novartis AG	(www.novartis.com/investors/en/corporate_governance) Investor Relation information: (www.novartis.com/investors)
BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE
Internal organization and allocation of responsibilities	Board Regulations and Board Committee Charters (www.novartis.com/investors/en/corporate_governance)
SENIOR MANAGEMENT	Management Team http://www.novartis.com/about_novartis/en/structure.shtml
NOVARTIS CODE FOR SENIOR FINANCIAL OFFICERS	(http://www.novartis.com/investors/en/corporate_governance)
ADDITIONAL INFORMATION
Sources for further information and anticipated key reporting dates in 2007	IR Calendar (http://www.novartis.com/investors/en/contact_us/ir_calendar.shtml)

6.D  Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2006 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,603	6,703	10,693	2,561	25,560
Canada and Latin America	491	3,691	5,167	1,079	10,428
Europe	9,107	16,400	16,468	5,930	47,905
Africa/Asia/Australia	1,561	3,537	10,379	1,365	16,842

Total	16,762	30,331	42,707	10,935	100,735

For the year ended December 31, 2005 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	4,755	5,900	9,645	2,090	22,390
Canada and Latin America	477	3,338	4,868	1,102	9,785
Europe	8,120	14,301	15,329	5,809	43,559
Africa/Asia/Australia	1,272	3,039	9,542	1,337	15,190

Total	14,624	26,578	39,384	10,338	90,924

For the year ended December 31, 2004 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	4,333	5,208	9,486	1,875	20,902
Canada and Latin America	427	2,940	4,828	1,089	9,284
Europe	7,351	12,477	13,429	4,972	38,229
Africa/Asia/Australia	1,113	2,483	8,242	1,139	12,977

Total	13,224	23,108	35,985	9,075	81,392

        A relatively small number of our associates are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E  Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and Executives (including persons closely linked to them) as of January 1, 2007 was 3,591,812 shares, which amount is less than 1% of our outstanding shares. No individual non-executive Director or Executive owned 1% or more of our outstanding shares. However, our Director Pierre Landolt is also the Chairman of the Board of Directors of Emasan AG. See "Item 7. Major Shareholders and Related Party Transactions—7.A Major Shareholders."

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current non-executive Directors and the Executives as of January 1, 2007 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas07 Options	1	42.50	0	January 15, 2007	0
Novas08 Options	1	68.35	0	January 16, 2008	0
Novas09 Options	1	51.33	0	March 10, 2009	39,400
Novas10 Options	1	70.00	0	March 7, 2010	30,920
Novas11 Options	1	62.00	0	March 7, 2011	79,087
Novas12 Options	1	48.86	0	February 3, 2012	219,777
Novas14 Options	1	57.45	0	February 3, 2014	606,856
Novas15 Options	1	57.45	0	February 3, 2015	2,926,532
Novas16 Options	1	71.30	0	February 5, 2016	693,761

Total Novartis Share Options					4,596,333

Novartis ADS Options Cycle V	1	$41.97	0	March 7, 2011	64,980
Novartis ADS Options Cycle VI	1	$37.28	0	March 7, 2012	281,977
Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	323,296
Novartis ADS Options Cycle VIII	1	$46.09	0	February 4, 2014	129,445
Novartis ADS Options Cycle IX	1	$47.84	0	February 4, 2015	218,452
Novartis ADS Options Cycle X	1	$54.70	0	February 5, 2016	211,663
Novartis ADS Options Others	1	$41.12	0	April 9, 2009	10,900

Total Novartis ADS Options					1,240,713

(1)
Exercise price indicated is per share, and denominated in Swiss francs except where indicated.

Novartis Associate Ownership Plans

        For a description of our associate share and options programs, see "—6.B Compensation—Compensation for Novartis Associates" and "—Leveraged Share Savings Plans."

Item 7.    Major Shareholders and Related Party Transactions

7.A  Major Shareholders

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, and that there are no arrangements that may result in a change of control.

        We have one class of shares. As of December 31, 2006, our registered share capital was CHF 1,364,485,500, divided into 2,728,971,000 shares with a nominal value of CHF 0.50 each. As of December 31, 2006 we held 380,739,541 shares of our share capital in our treasury. Our shares are fully paid-in and non-assessable. We may issue certificates representing several shares. Shareholders may exchange these certificates at any time for certificates representing smaller numbers of shares, or for individual share certificates. If the owner of the shares consents, we may renounce the printing and delivery of share certificates.

        Based on our share register, approximately 50% of our registered shares registered by name are held in Switzerland, and approximately 39% of our shares which are registered by name are held in the US. However, since certain of our shares are held by brokers or other nominees, and because 24% of our shares are not registered in anyone's name, the above numbers are not representative of the actual number of beneficial owners of our shares located in the US or in Switzerland.

        As of December 31, 2006 no person or entity was the owner of more than 5% of our shares, whether or not the voting rights of such shares were exercisable. Our largest registered shareholders are Emasan AG (3.2%) and the Novartis Foundation for Employee Participation (2.8%). In 2005, these shareholders held 3.2% and 2.9% respectively. In 2004, these shareholders held 3.2% and 3.1% respectively. Both shareholders are entered in the share register with voting rights for their entire shareholdings.

        The largest registered nominee shareholder with voting rights is JPMorgan Chase Bank, N.A. (7.6%), which entered into a nominee agreement with us and disclosed the names, addresses and number of shares of the beneficial owners for whose account it holds the shares. JPMorgan Chase Bank, N.A. also holds an additional 12.1% of our shares in its capacity as the Depositary for our ADSs. The second largest nominee shareholder is Nortrust Nominees (2.7%). Mellon Bank is our third largest nominee shareholder (2%). No other nominee shareholders nor any beneficial owner known to us holds 2% or more of our shares. Based on nominee agreements with us and the regular disclosure of the beneficial owners for whom they hold their shares, Nortrust Nominees and Mellon Bank have voting rights for their entire shareholding.

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

Direct Share Purchase Plan

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

7.B  Related Party Transactions

        Roche/Genentech:    We have two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting as we hold 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of our Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, we paid an initial milestone and R&D reimbursement fee of approximately $47 million and we will share the cost of Genentech's ongoing Phase III and other related development expenses of this product. We may pay additional payments for the achievement of certain clinical development and product approval milestone payments and will pay royalties on the net sales of Lucentis products outside the US. Since Lucentis has only been launched in some countries during 2006, sales of only $19 million have been recognized by us.

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties have co-developed Xolair in the US, and we and Genentech are co-promoting Xolair in the US and both are making certain joint and individual payments to Tanox. Novartis and Tanox have the non-US commercialization rights. Genentech records all sales and related costs in the US. We market the product and record all sales and related costs in Europe as well as co-promotion costs in the US Together with Genentech, we then share the resulting US and European operating profits, respectively, according to agreed profit-sharing percentages.

        The net fund inflow out of the two agreements described above amounted to $116 million in 2006 (2005: $80 million). Xolair was launched in Europe in late 2005 and we have recognized total sales related to this product of $102 million in 2006 (including sales to Genentech for the US market).

        Other Related Parties (except for Executives and Directors):    We have formed approximately 25 foundations, principally for charitable purposes, which have not been consolidated as we do not receive a benefit therefrom. The main charitable foundation fosters healthcare and social development in rural countries. Each of these foundations is autonomous and its board is responsible for its respective administration in accordance with the foundation's purpose and applicable law.

        In 2006, we received short-term loans totaling $20 million (2005: $14 million) from the foundations.

        As of December 31, 2006 these foundations held approximately 6 million of our shares, with a cost of approximately $32 million.

7.C  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

8.A  Consolidated Statements and Other Financial Information

8.A.1   See "Item 18. Financial Statements"

8.A.2   See "Item 18. Financial Statements"

8.A.3   See "Item 18. Financial Statements—Report of PricewaterhouseCoopers AG", page F-2.

8.A.4   We have complied with this requirement.

8.A.5   Not applicable.

8.A.6   Not applicable.

8.A.7   See "Item 18. Financial Statements—note 19.2 Legal Matters"

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

        The Board will propose a dividend of CHF 1.35 per share to the shareholders for approval at the Annual General Meeting to be held on March 6, 2006. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share."

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

        The table below sets forth, for the periods indicated, the high and low closing sales prices for our shares traded in Switzerland and for ADSs traded in US. The data below regarding our shares reflects price and volume information for trades completed by members of the Virt-X during the day as well as for inter-dealer trades completed off the Virt-X and certain inter-dealer trades completed during trading on the previous business day.

        The following share data was taken from Virt-X; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	(CHF per share)		($ per ADS)
Annual information for the past five years
2006	77.15	63.65	61.24	51.90
2005	71.50	55.35	54.70	45.75
2004	59.95	52.10	50.62	41.30
2003	56.15	46.05	45.89	34.54
2002	69.10	50.00	43.83	34.10
Quarterly information for the past two years
2006
First Quarter	73.85	67.60	56.70	53.25
Second Quarter	74.45	63.65	58.21	51.90
Third Quarter	73.65	66.05	58.93	54.06
Fourth Quarter	77.15	68.20	61.24	57.09
2005
First Quarter	59.10	55.55	50.46	46.71
Second Quarter	61.90	55.35	49.86	45.75
Third Quarter	65.65	59.90	51.00	46.92
Fourth Quarter	71.50	65.65	54.70	50.89
Monthly information for most recent six months
August 2006	71.30	67.25	57.67	55.30
September 2006	73.65	69.25	58.93	55.82
October 2006	77.15	72.40	60.78	57.09
November 2006	77.00	69.55	61.24	57.56
December 2006	72.20	68.20	58.73	57.44
January 2007 (through January 25)	73.90	71.45	59.53	57.38

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the Virt-X for the years 2006, 2005 and 2004 were 10,344,727, 8,980,333 and 8,108,758 respectively. These numbers are based on total annual turnover statistics supplied by the Virt-X via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded in the US for the years 2006, 2005 and 2004 were 1,182,895, 1,154,287 and 817,472 respectively.

        The Depositary has informed us that as of January 25, 2007, there were 328,588,791 ADSs outstanding, each representing one Novartis share (approximately 14% of all outstanding and treasury shares). On January 25, 2007, the closing sales price per share on the Virt-X was CHF 72.60 and per ADS on the NYSE was $58.26.

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

10.B.1     Company Purpose

        Novartis AG is registered in the commercial register of the Canton of Basel-Stadt, Switzerland under number CH-270.3.002.061-2. Our business purpose, as stated in Article 2 of the Articles, is to hold interests in enterprises in the area of healthcare or nutrition. We may also hold interests in enterprises in the areas of biology, chemistry, physics, information technology or related areas. We may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad.

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

        (d)   Directors must retire effective as of the next Ordinary General Meeting of shareholders when they reach age 71. The General Meeting may, under special circumstances, grant an exception from this rule and may elect a Director for further terms of office of no more than three years

        (e)   Under the Articles and Swiss law, each of our Directors must also be a shareholder. Ownership of one share is sufficient to satisfy this requirement.

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

        (b)   Each share is entitled to one vote at the shareholders' meeting. A shareholder may exercise its right to vote its shares only after the shareholder has been recorded in the share register as being entitled to such rights at least 5 days in advance. In order to do so, the shareholder must file a share registration form with us at least 5 days in advance, setting forth the shareholder's name, address and citizenship (or, in the case of a legal entity, its registered office). If the shareholder has not filed the form at least 5 days in advance, then the shareholder may not vote at, or participate in, shareholders' meetings.

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

        An additional disclosure obligation exists under Swiss law which requires us to disclose the identity of all of our shareholders (or related groups of shareholders) who have been granted an exception entitling them to vote more than 2% of our shares, as described in Item 10.B.3(b). Under Swiss law, disclosure of shareholders entitled to vote more than 2% but less than 5% of our shares must only be made once a year, in the notes to the financial statements published in our annual report. In addition to these requirements under Swiss law, the SWX listing rules require us to disclose shareholdings in our registered share capital which we know to have attained, fallen below or exceeded 15% or 25% respectively.

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

        In October 2005, we entered into an Agreement and Plan of Merger with Chiron Corporation to acquire all of the remaining shares of Chiron beyond the 42.5% stake we already owned at the time, for $45.00 per share. Subsequently, pursuant to a pre-existing agreement with Chiron, we purchased an additional 6.9 million shares of Chiron common stock for an aggregate price of $300 million. This additional purchase increased our stake in Chiron to 44.1%. In April 2006, we agreed to amend the Agreement and Plan of Merger to increase our offer to $48.00 per share. We subsequently completed our acquisition in April 2006. The amount paid for the shares, related options of associates and transaction costs totaled approximately $5.7 billion.

        In December 2006, we entered into an agreement with Nestlé S.A. of Switzerland to divest the remainder of our Medical Nutrition Business Unit for $2.5 billion. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007.

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

        As of January 1, 2007, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

Albania Australia Austria Belarus Belgium Bulgaria Canada China Croatia Czech Republic Denmark Ecuador Egypt Estonia Finland France Germany Greece	Hungary Iceland India Indonesia Iran Israel Italy Ivory Coast Republic of Ireland Jamaica Japan Kazakhstan Republic of Korea (South Korea) Kuwait Kyrgyzstan Latvia Lithuania	Luxembourg Macedonia Malaysia Mexico Moldavia Mongolia Morocco Netherlands New Zealand Norway Pakistan Philippines Poland Portugal Romania Russia Serbia and Montenegro	Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Thailand
Trinidad and Tobago
Tunisia
Ukraine
United Kingdom
United States of America
Uzbekistan
Venezuela
Vietnam
Commonwealth of
Independent States(1)

(1)	Excluding Estonia, Latvia, Lithuania and Russia.

        Tax treaty negotiations are under way, or have been concluded, with Algeria, Argentina (treaty not yet in force but provisionally applicable as from January 1, 2001), Armenia, Azerbaijan, Bangladesh, Chile, Colombia, Costa Rica, Georgia, Ghana, Malta, North Korea, Peru, Syria, Tajikistan, Turkey and Turkmenistan, and Zimbabwe.

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

        For a non-corporate US Holder, the US dollar amount of any dividends paid to it prior to January 1, 2011 that constitute qualified dividend income generally will be taxable at a maximum rate of 15%, provided that the US Holder meets certain holding period and other requirements. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. However, the US Treasury and the US Internal Revenue Service have announced their intention to promulgate rules pursuant to which US Holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

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

10.I     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

	Local Currencies	$
2006
Currency impact on key figures:
Group net sales	14%	15%
Group operating income	19%	18%
Group net income	18%	17%
	Net sales	Expenses
2006
Net sales and operating costs by currencies:
	$45%	39%
Euro	26%	24%
CHF	2%	16%
Yen	6%	5%
Other	21%	16%

	100%	100%

	Liquid funds	Financial debt
2006
Liquid funds and financial debt by currencies:
	$61%	15%
Euro	19%	44%
CHF	15%	14%
Yen	0%	23%
Other	5%	4%

	100%	100%

	Local Currencies	$
2005
Currency impact on key figures:
Group net sales	13%	14%
Group operating income	10%	10%
Group net income	10%	10%

	Net sales	Expenses
2005
Net sales and operating costs by currencies:
	$42%	34%
Euro	27%	26%
CHF	2%	16%
Yen	8%	5%
Other	21%	19%

	100%	100%

	Liquid funds	Financial debt
2005
Liquid funds and financial debt by currencies:
	$62%	13%
Euro	15%	41%
CHF	20%	24%
Yen	0%	18%
Other	3%	4%

	100%	100%

Market Risk

        We are exposed to market risk, primarily related to foreign exchange, interest rates and the market value of our investments of liquid funds. We actively monitor these exposures. To manage the volatility relating to these exposures, we enter into a variety of derivative financial instruments. Our objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. It is our policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. We do not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, we do not sell short assets we do not have, or do not know we will have, in the future. We only sell existing assets or enter into transactions and future transactions (in the case of anticipatory hedges) which we confidently expect we will have in the future based on past experience. In the case of liquid funds, we write call options on assets we have or we write put options on positions we want to acquire and have the liquidity to acquire. We expect that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

        Foreign exchange rate risk:    We use the US dollar as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, we enter into various contracts which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. We also use forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

        At December 31, 2006, we had long and short forward exchange and currency option contracts with equivalent values of $8.5 billion and $2.3 billion, respectively. At December 31, 2005, we had long and short forward exchange and currency option contracts with equivalent values of $9.5 billion and $44 million, respectively.

        Net investments in foreign countries are long-term investments. Their fair value changes through movements of the currency exchange rates. In the very long term, however, the difference in the inflation rate should match the currency exchange rate movement, so that the market value of the foreign non-monetary assets should compensate for the change due to currency movements. For this reason, we only hedge the net investments in foreign subsidiaries in exceptional cases.

        Commodity price risk:    We have only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below our management's risk tolerance levels. Accordingly, we do not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

        Interest rate risk:    We manage our net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in our total financial debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. Our percentage of fixed rate debt to total financial debt was 27% at December 31, 2006, 28% at December 31, 2005 and 47% at December 31, 2004.

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

        Credit risk:    Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk we periodically assess the financial reliability of customers. Three customers account for approximately 10%, 9% and 7%, respectively, of our net sales in 2006. No other customer accounts for 5% or more of our total net sales. The highest amounts of trade accounts receivable are approximately 12%, 8% and 7% respectively of our trade accounts receivable at December 31, 2006, and there is no other significant concentration of credit risk.

        The nominal value less impairment provision of trade accounts receivables and payables are assumed to approximate their fair value.

        Counterparty risk:    Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. We have policies that limit the amount of credit exposure to any financial institution.

        We do not expect any losses from non-performance by these counterparties and do not have any significant grouping of exposures to financial sector or country risk.

        Liquidity risk:    Liquidity risk is defined as the risk that we could not be able to settle or meet our obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. We manage our liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility.

        Value at risk:    We use a value at risk ("VAR") computation to estimate the potential ten-day loss in the fair value of our financial instruments.

        We use a ten-day period because it is assumed that not all positions could be undone in a single day, given the size of the positions. The VAR computation includes our financial debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are included in the computation.

        The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. We use a "Delta Normal" model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward currency rate movements over a 60 day period for the calculation of VAR amounts.

        The estimated potential ten day loss in pre-tax earnings from our foreign currency instruments, the estimated potential ten day loss on our equity holdings and the estimated potential ten day loss in fair value of our interest rate sensitive instruments, primarily financial debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	At December 31,
	2006	2005
	($ millions)
All financial instruments	49	113
Analyzed by components:
Instruments sensitive to foreign currency rates	30	108
Instruments sensitive to equity market movements	28	22
Instruments sensitive to interest rates	27	4

        The average, high, and low VAR amounts for 2006 are as follows:

	Average	High	Low
	($ millions)
All financial instruments	90	138	49
Analyzed by components:
Instruments sensitive to foreign currency rates	81	134	30
Instruments sensitive to equity market movements	29	40	21
Instruments sensitive to interest rates	11	29	4

        The VAR computation is a risk analysis tool designed to statistically estimate the maximum potential ten day loss from adverse movements in foreign currency rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these VAR results to be indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

        In addition to these VAR analyses, we use stress testing techniques which are aimed to reflect a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2006 and 2005, the worst case loss scenario was configured as follows:

	At December 31,
	2006	2005
	($ millions)
Bond portfolio	158	244
Money market and linked financial instruments	69	550
Equities	415	308
Foreign exchange risks	473	943

Total	1,115	2,045

        In our risk analysis, we consider this worst case scenario acceptable inasmuch as it could reduce income, but would not endanger our solvency and/or our investment grade credit standing. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate our exposure.

        The major financial risks facing the Group are managed centrally by Group Treasury. Only residual risks and some currency risks are managed in the subsidiaries. However the collective amount of the residual risks is below 10% of the global risks.

        We have a written Treasury Policy and have implemented a strict segregation of front office and back office controls. The Group does regular reconciliations of its positions with its counterparties. In addition the Treasury function is included in Management's internal control assessment.

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

        Novartis Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management has concluded that, as of December 31, 2006, Novartis Group's internal control over financial reporting is effective based on those criteria.

        Management has excluded Chiron Corporation and NeuTec Pharma plc, from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Novartis Group in business combinations during 2006. Total assets and total revenues of Chiron Corporation, and NeuTec Pharma plc, represent approximately 16%, or $10.9 billion and 4%, or $1.6 billion, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2006.

        Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers AG, Switzerland (PwC), an independent registered public accounting firm, as stated in their report which is included under "Item 18. Financial Statements" on page F-2.

        (c)   See report of PwC, an independent registered public accounting firm, included under "Item 18. Financial Statements" on page F-2.

        (d)   There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit and Compliance Committee has determined that Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff possess the required accounting and financial management expertise required under the rules of the NYSE. Therefore the Board of Directors has appointed them as the Audit and Compliance Committee's Financial Experts. Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff are independent within the meaning of the Sarbanes-Oxley Act (as implemented by the NYSE listing standards for audit committees). The Board has also reassured itself that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and matters of compliance to enable them to adequately discharge their responsibilities.

Item 16B.    Code of Ethics

        In addition to our Code of Conduct, which is applicable to all of our associates, we have adopted a code of ethics that imposes additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our Internet website at http://www.novartis.com/downloads/investors/Novartis_Code_of_ Ethical_Conduct-CEO_Senior_Financial_Officers.pdf.

Item 16C.    Principal Accountant Fees and Services

Duration of the Mandate and Terms of Office of the Independent Auditors

        Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. The lead auditors responsible for the mandate, Robert P. Muir and Daniel Suter, began serving in their roles in 2005 and 2003, respectively.

Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2006 and 2005:

	2006	2005
	($ thousands)
Audit Fees	19,785	20,129
Audit-Related Fees	1,356	490
Tax Fees	329	800
All Other Fees	344	22

Total	21,814	21,441

        Audit Fees are defined as the standard audit work that needs to be performed each year in order to issue opinions on the consolidated financial statements of the Group, to issue opinions relating to management's assessment of internal controls over financial reporting and the effectiveness of the Group's internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are services that can only be provided by the Group auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

        Audit-Related Fees include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence and related audits, audits of pension and benefit plans, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

        Tax Fees represent tax compliance, tax returns, assistance with historical tax matters and other services.

        All Other Fees include training in the finance area, benchmarking studies, assessment of certain non-financial processes and license fees for use of accounting and other reporting guidance databases.

Supervisory and Control Instruments

Audit and Compliance Committee

        Management is responsible for creating the financial statements and managing the reporting process. Further, Management is responsible for designing internal controls over financial reporting and assessing and reporting on the effectiveness of those internal controls. The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board.

        For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of the release's disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the heads of Divisions, the heads of finance of Divisions and the heads of the following Corporate Functions: Legal & Tax Affairs, Treasury, Financial Reporting & Accounting, Internal Audit and Investor Relations. The decisions taken by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the financial release.

        The Internal Audit function regularly carries out audits on operations and processes and performs such other functions as are assigned to it by the Board of Directors, the Chairman and Chief Executive Officer or the Audit and Compliance Committee. As a matter of principle, all organizational units of the Group are subject to audits from time to time. The Audit and Compliance Committee reviews regularly the internal audit scope, the audit plans and the results of the internal audits.

        As the independent auditor, PwC is responsible for expressing an opinion on the conformity of the audited financial statements with International Financial Reporting Standards ("IFRS") and compliance with Swiss law. Additionally, PwC is responsible for expressing an opinion on Management's assessment of the effectiveness of internal control over financial reporting and for providing an opinion on the effectiveness of internal control over financial reporting.

        The Audit and Compliance Committee is responsible for overseeing the conduct of these activities by Management and PwC. During 2006, the Audit and Compliance Committee held eight meetings. PwC was invited to all those meetings to attend during those agenda points that dealt with accounting, financial reporting or auditing matters and all matters of importance were discussed. PwC provided to the Audit and Compliance Committee the written disclosures required by US Independence Standards Board Standard No. 1 (Communications with Audit Committees), and the Audit and Compliance Committee and PwC have discussed PwC's independence from Novartis and Novartis Management.

        Based on the reviews and discussions with Management and PwC referred to above, the Audit and Compliance Committee recommended to the Board, and the Board approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2006.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit and Compliance Committee's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

        PwC and Management report, on a quarterly basis, to the Audit and Compliance Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on a quarterly basis. The Audit and Compliance Committee may also pre-approve additional services on a case-by-case basis.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2006	Total Number of Shares Purchased (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $ (e)
Jan. 1-31	85,034	54.46	—	1,530,528,477	1,192,325,382
Feb. 1-28	208,741	54.74	—	1,530,528,477	1,158,788,974
Mar. 1-31	915,455	54.96	—	1,530,528,477	1,176,876,952
Apr. 1-30	122,867	56.68	—	1,530,528,477	1,214,753,345
May 1-31	68,793	56.90	—	1,530,528,477	1,265,213,257
Jun. 1-30	61,389	51.04	—	1,530,528,477	1,240,700,775
Jul. 1-31	122,627	55.89	—	1,530,528,477	1,235,243,515
Aug. 1-31	104,178	56.12	—	1,530,528,477	1,246,561,717
Sep. 1-30	1,330,335	56.89	—	1,530,528,477	1,224,373,806
Oct. 1-31	1,004,573	59.83	—	1,530,528,477	1,221,881,268
Nov. 1-30	1,800,369	60.04	—	1,530,528,477	1,267,938,428
Dec. 1-31	1,525,683	58.16	—	1,530,528,477	1,253,966,226

Total	7,350,044	57.92	—

Notes

(1)
Column (a) shows shares we purchased as part of our fourth share repurchase program (from column (c)) plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 6. Directors, Senior Management and Employees—6.B Compensation—Compensation for Novartis Associates" and "—Leveraged Share Savings Plans."

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

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/ US dollar exchange rate at the applicable month-end.

Part III

Item 17.    Financial Statements

        Not applicable.

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Articles of Incorporation, as amended February 28, 2006 (in English translation).
1.2	Regulations of the Board and Committee Charters of Novartis AG, as amended April 19, 2006.
2.1	Restricted Issuance Agreement dated as of January 11, 2002 among Novartis AG, J.P. Morgan Chase & Co., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference from the Registration Statement on Form F-3, File No. 333-81862, as filed with the Commission on January 31, 2002).*
2.2	Letter Agreement dated October 27, 2004 between Novartis AG and JPMorgan Chase Bank, as depositary.*
2.3	Letter Agreement dated September 12, 2005 between Novartis AG and JPMorgan Chase Bank, as depositary.*
4.1	Share and Partnership Interest Sale and Transfer Agreement, dated February 16/17, 2005, among the members of the Strüngmann Family, Hexal Aktiengesellschaft, A+T Vermögensverwaltung GmbH and Novartis (Deutschland) GmbH (as purchaser), and Novartis AG (as guarantor), relating to the acquisition of shares in A+T Vermögensverwaltung GmbH as well as partnership interest in A+T Holding GmbH & Co. KG.*
4.2	Agreement for Purchase and Sale of Stock of Eon Labs, Inc., dated as of February 20, 2005, by and between Novartis Corporation (as purchaser), Santo Holding (Deutschland) GmbH (as seller), and, for the purposes of Section 12 only, Novartis AG.*
4.3	Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., Eon Labs, Inc., and, for purposes of Section 10.12 only, Novartis AG.*
4.4	Agreement and Plan of Merger, dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 only, Novartis AG.*
4.5	Amendment No. 1, dated as of April 3, 2006, to the Agreement and Plan of Merger dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 thereof only, Novartis AG.
4.6	Agreement as of 14 December, 2006 between Novartis AG and Nestlé S.A. concerning the sale and purchase of the seller's Medical Nutrition business.
6.1	For Earnings per share calculation, see "Item 18. Financial Statements—note 7."
8.1	For a list of all of our principal Group subsidiaries and associated companies, see "Item 18. Financial Statements—note 32."
12.1	Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1	Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3 as filed with the SEC on May 11, 2001 (File No. 333-60712), on Form S-8 filed on September 5, 2006 (File No. 333-137112) and on Form S-8 filed on October 1, 2004 (File No. 333-119475).
*	Previously filed.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ RAYMUND BREU

Name:	Raymund Breu
Title:	Chief Financial Officer, Novartis Group
By:	/s/ URS BAERLOCHER

Name:	Urs Baerlocher
Title:	Head Legal & Tax Affairs, Novartis Group

Date: January 31, 2007

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Novartis Group, Basel

We have completed integrated audits of the Novartis Group's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006. Our opinions based on our audits, are presented below.

Consolidated financial statements

We have audited the consolidated financial statements (comprising consolidated balance sheets, income statements, cash flow statements, statements of recognized income and expense, statements of changes in equity and notes) of the Novartis Group as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006.

These consolidated financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with International Financial Reporting Standards (IFRS).

IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Internal control over financial reporting

We have also audited management's assessment, included in the accompanying "Report of Novartis Management on Internal Control over Financial Reporting" appearing under Item 15(b), that Novartis maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

In our opinion, management's assessment that the Novartis Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Also, in our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As described in the "Report of Novartis Management on Internal Control over Financial Reporting", Management has excluded Chiron Corporation and NeuTec Pharma plc from its assessment of internal control over financial reporting as of December 31, 2006 because they were acquired by the Novartis Group in business combinations during 2006. We have also excluded Chiron Corporation and NeuTec Pharma plc from our audit of internal controls over financial reporting. Chiron Corporation and NeuTec Pharma plc are wholly-owned businesses whose total assets and total revenues represent approximately 16% or $10.9 billion and 4% or $1.6 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006.

PricewaterhouseCoopers AG

/s/ R. P. MUIR R. P. Muir	/s/ D. SUTER D. Suter

Basel, January 17, 2007

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(for the years ended December 31, 2006, 2005 and 2004)

	Note	2006	2005	2004
		($ millions)	($ millions)	($ millions)
Net sales from continuing operations	3/4	36,031	31,005	27,126
Other revenues		718	314	151
Cost of goods sold		(10,299)	(8,259)	(6,700)

Gross profit from continuing operations		26,450	23,060	20,577
Marketing & sales		(10,454)	(9,397)	(8,503)
Research & development		(5,349)	(4,825)	(4,152)
General & administration		(1,957)	(1,681)	(1,486)
Other income & expense		(741)	(355)	(319)

Operating income from continuing operations	3	7,949	6,802	6,117
Income from associated companies	10	264	193	68
Financial income	5	354	461	486
Interest expense		(266)	(294)	(261)

Income before taxes from continuing operations		8,301	7,162	6,410
Taxes	6	(1,282)	(1,090)	(1,045)

Net income from continuing operations		7,019	6,072	5,365
Net income from discontinuing operations	3	183	69	15

Group net income		7,202	6,141	5,380

Attributable to
Shareholders of Novartis AG		7,175	6,130	5,365
Minority interests		27	11	15
Earnings per share	7
—Continuing operations earnings per share ($)		2.98	2.60	2.27
—Discontinuing operations earnings per share ($)		0.08	0.03	0.01
—Total earnings per share ($)		3.06	2.63	2.28
Diluted earnings per share	7
—Continuing operations diluted earnings per share ($)		2.96	2.59	2.26
—Discontinuing operations diluted earnings per share ($)		0.08	0.03	0.01
—Total diluted earnings per share ($)		3.04	2.62	2.27

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(at December 31, 2006 and 2005)

	Note	2006	2005
		($ millions)	($ millions)
Assets
Non-current assets
Property, plant & equipment	8	10,945	8,679
Intangible assets	9	21,230	13,294
Associated companies	10	6,111	7,086
Deferred tax assets	11	3,903	3,401
Financial and other non-current assets	12	4,415	3,829

Total non-current assets		46,604	36,289

Current assets
Inventories	13	4,498	3,725
Trade accounts receivable	14	6,161	5,343
Marketable securities & derivative financial instruments	15	4,140	4,612
Cash and cash equivalents		3,815	6,321
Other current assets	16	2,054	1,442

Total current assets from continuing operations		20,668	21,443
Assets related to discontinuing operations	23	736

Total current assets		21,404	21,443

Total assets		68,008	57,732

Equity and liabilities
Equity
Share capital	17	990	994
Treasury shares	17	(140)	(146)
Reserves		40,261	32,142

Issued share capital and reserves attributable to shareholders of Novartis AG		41,111	32,990
Minority interests		183	174

Total equity		41,294	33,164

Liabilities
Non-current liabilities
Financial debts	18	656	1,319
Deferred tax liabilities	11	5,290	3,472
Provisions and other non-current liabilities	19	4,534	4,449

Total non-current liabilities		10,480	9,240

Current liabilities
Trade accounts payable		2,487	1,961
Financial debts and derivative financial instruments	20	6,643	7,135
Current income tax liabilities		1,161	1,253
Provisions and other current liabilities	21	5,736	4,979

Total current liabilities from continuing operations		16,027	15,328
Liabilities related to discontinuing operations	23	207

Total current liabilities		16,234	15,328

Total liabilities		26,714	24,568

Total equity and liabilities		68,008	57,732

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(for the years ended December 31, 2006, 2005 and 2004)

	Note	2006	2005	2004
		($ millions)	($ millions)	($ millions)
Net income from continuing operations		7,019	6,072	5,365

Reversal of non-cash items
Taxes		1,282	1,090	1,045
Depreciation, amortization and impairments on
Property, plant & equipment		1,027	818	787
Intangible assets		960	861	512
Financial assets		39	48	49
Income from associated companies		(264)	(193)	(68)
Divestment loss/gain from disposal of subsidiaries		7	(8)	1
Gains on disposal of property, plant & equipment, intangible and financial assets, net		(135)	(393)	(224)
Equity settled share-based compensation expense		522	415	332
Net financial income		(88)	(167)	(226)

Total reversal of non-cash items		3,350	2,471	2,208

Dividends from associated companies		114	96	73
Dividends received from marketable securities		8	4	12
Interest and other financial receipts		398	437	382
Interest and other financial payments		(281)	(313)	(273)
Taxes paid		(1,760)	(1,345)	(1,047)

Cash flow before working capital and provision changes from continuing operations		8,848	7,422	6,720
Restructuring payments and other cash payments out of provisions		(304)	(285)	(213)
Change in net current assets and other operating cash flow items	22	166	838	57

Cash flow from operating activities of continuing operations		8,710	7,975	6,564

Purchase of property, plant & equipment		(1,802)	(1,157)	(1,259)
Proceeds from disposals of property, plant & equipment		87	73	128
Purchase of intangible assets		(520)	(358)	(180)
Proceeds from disposals of intangible assets		113	250	184
Purchase of financial assets		(825)	(782)	(740)
Proceeds from disposals of financial assets		519	707	484
Acquisition of additional interests in associated companies			(300)
Acquisitions and divestments of businesses	23	(4,522)	(8,536)	(645)
Acquisition of minority interests		(1)	(30)
Proceeds from disposals of marketable securities		5,112	6,724	6,527
Purchase of marketable securities		(4,736)	(4,040)	(7,315)

Cash flow used for investing activities of continuing operations		(6,575)	(7,449)	(2,816)

Acquisition or disposal of treasury shares, net		253	(231)	(1,820)
Proceeds from issuance of share capital to third parties by subsidiaries		1	67	60
Increase in non-current financial debts		540	15	14
Repayment of non-current financial debts		(182)	(886)	(14)
Change in current financial debts		(3,266)	2,904	683
Withholding tax recoverable		(232)
Dividend payments and cash contributions to minority interests		(35)	(32)	(25)
Dividends paid to shareholders of Novartis AG		(2,049)	(2,107)	(1,896)

Cash flow used for financing activities of continuing operations		(4,970)	(270)	(2,998)

Cash flow from discontinuing operations	23	308	76	(369)
Net effect of currency translation on cash and cash equivalents		25	(94)	56
Cash and cash equivalents at the end of the year of discontinuing operations		(4)

Net change in cash and cash equivalents of continuing operations		(2,506)	238	437

Cash and cash equivalents at the beginning of the year		6,321	6,083	5,646

Cash and cash equivalents at the end of the year of continuing operations		3,815	6,321	6,083

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(for the years ended December 31, 2006, 2005 and 2004)

	Note	2006	2005	2004
		($ millions)	($ millions)	($ millions)
Net income from continuing operations		7,019	6,072	5,365
Fair value adjustments on financial instruments	24.1	94	(75)	297
Actuarial gains/losses from defined benefit plans, net	24.2	141	(400)	(1,038)
Novartis share of equity recognized by associated companies	24.3	(76)	41	24
Revaluation of initial minority Chiron Corporation investment	24.4	592
Translation effects(1)	24.5	1,486	(1,968)	944
Amounts related to discontinuing operations—net income		183	69	15
—other		5	(10)	6

Total recognized income and expense		9,444	3,729	5,613

Attributable to shareholders of Novartis AG		9,416	3,720	5,597
Attributable to minority interests		28	9	16

(1)
Thereof $1 million associated with minority interests (2005: ($2) million; 2004: $1 million).

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(for the years ended December 31, 2006, 2005 and 2004)

	Note	Share capital	Treasury shares	Share premium	Retained earnings	Total fair value adjustments attributable to Novartis	Total reserves	Fair value adjustments of discontinuing operations	Minority interests	Total equity
		($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Total equity at January 1, 2004		1,017	(155)	176	27,658	257	28,091		90	29,043

Total recognized income and expense					5,389	208	5,597		16	5,613

Dividends	25.1				(1,896)		(1,896)			(1,896)
Acquisition of treasury shares, net	25.2		(13)		(1,796)		(1,796)			(1,809)
Reduction in share capital	25.3	(9)	9
Share-based compensation	25.4				332		332			332
Changes in minority interests									32	32
Transfers	25.5			26	(26)

Total of other equity movements		(9)	(4)	26	(3,386)		(3,360)		32	(3,341)

Total equity at December 31, 2004		1,008	(159)	202	29,661	465	30,328		138	31,315

Total recognized income and expense					6,171	(2,451)	3,720		9	3,729

Dividends	25.1				(2,107)		(2,107)			(2,107)
Acquisition of treasury shares, net	25.2		(1)		(244)		(244)			(245)
Reduction in share capital	25.3	(14)	14
Share-based compensation	25.4				445		445			445
Changes in minority interests									27	27
Transfers	25.5			(3)	3

Total of other equity movements		(14)	13	(3)	(1,903)		(1,906)		27	(1,880)

Total equity at December 31, 2005		994	(146)	199	33,929	(1,986)	32,142		174	33,164

Total recognized income and expense					7,099	2,317	9,416		28	9,444

Transfers to discontinuing operations	25.5					1	1	(1)
Dividends	25.1				(2,049)		(2,049)			(2,049)
Sales of treasury shares, net	25.2		2		246		246			248
Reduction in share capital	25.3	(4)	4
Share-based compensation	25.4				506		506			506
Changes in minority interests									(19)	(19)
Transfers	25.5			(1)	1	(5)	(5)	5

Total of other equity movements		(4)	6	(1)	(1,296)	(4)	(1,301)	4	(19)	(1,314)

Total equity at December 31, 2006		990	(140)	198	39,732	327	40,257	4	183	41,294

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

Scope of consolidation

        The consolidated financial statements include all companies which Novartis AG, Basel, Switzerland directly or indirectly controls (generally over 50% of voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities.

        Investments in associated companies (defined as investments in companies where Novartis holds between 20% and 50% of a company's voting shares or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method, with the Group recording its share of the associated company's net income and equity. The Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

Principles of consolidation

        The annual closing date of the individual financial statements is December 31. The financial statements of consolidated companies operating in high-inflation economies are adjusted to eliminate the impact of high inflation.

        The purchase method of accounting is used to account for business combinations by the Group in transactions where the Group takes control of another entity. The cost of an acquisition is measured as the fair value of the assets transferred to the seller and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their full fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

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

Early adoption of new IFRS standards

        IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1; Presentation of Financial Statements—Capital Disclosures, were early adopted in 2006. These standards introduce new disclosures relating to financial instruments, which have been incorporated into these consolidated financial statements. They do not have any impact on the classification and valuation of the Group's financial instruments.

Foreign currencies

        The consolidated financial statements of Novartis are expressed in US dollars ("$"). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is US dollars, instead of the respective local currency. This reflects these entities' cash flows and transactions being primarily denominated in US dollars. Generally, the local currency is used as the functional currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

        Income, expense and cash flows of the consolidated entities have been translated into US dollars using the average of the monthly exchange rates during the year. Balance sheets are translated using the year end exchange rates. Translation differences arising from movements in the exchange rates used to translate equity and long-term intercompany financing transactions relating to the net investment in a foreign entity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation effects included in the fair value adjustments in equity. Translation gains and losses accumulated in the fair value adjustments in equity are included in the income statement when the foreign operation is completely or partially liquidated or sold.

Derivative financial instruments and hedging

        Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently remeasured to their fair value.

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

        Changes in the fair value of derivatives which are fair value hedges and that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Any gain or loss on the hedging instrument relating to the effective portion of changes in the fair value of derivatives in cash flow hedges are recognized in the statement of recognized income and expense. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Where a forecasted transaction or firm commitment results in the recognition of a non-financial asset or non-financial liability, the gains or losses previously recorded in the statement of recognized income and expense are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the statement of recognized income and expense are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

        Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. The Group hedges certain net investments in foreign entities. All foreign exchange gains or losses arising on translation are included in cumulative translation effects and recognized in the statement of recognized income and expense. Gains and losses accumulated in equity are included in the income statement when the foreign operation is completely or partially liquidated or sold.

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in financial income in the income statement.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the statement of recognized income and expense at that time is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in the statement of recognized income and expense is immediately transferred to the income statement.

Property, plant & equipment

        Property, plant & equipment have been valued at cost of acquisition or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Other property, plant and equipment:
—Machinery and equipment	7 to 20 years
—Furniture and vehicles	5 to 10 years
—Computer hardware	3 to 7 years

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

Intangible assets

        For business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to operations using a concept based on defining cash-generating units, which are at least one level below the divisional segmentation. All goodwill is considered to have an indefinite life and is subject to at least annual impairment testing. Any goodwill impairment charge is recorded in the income statement in Other Income and Expense. Goodwill that is embedded in the equity accounting for associated companies is also assessed annually for impairment with any resulting charge recorded in the results from associated companies. As required by the transitional rules under IFRS 3, this accounting policy was also applied in 2004 for business combinations consummated after March 31, 2004. Goodwill on business combinations prior to March 31, 2004, was amortized to income through Other Income and Expense on a straight-line basis over the asset's useful life. Goodwill relating to business combinations prior to January 1, 1995, has been fully written off against retained earnings.

        Under IFRS 3, In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and is allocated to cash-generating units and must be assessed for impairment on an annual basis. Any impairment charge is recorded in Research & Development (R&D) expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life into Cost of Goods Sold where any related impairment charge is also recorded. Prior to January 1, 2005, IPR&D was included in goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all business combinations after March 31, 2004.

        Under IAS 38 (revised), acquired assets in development, such as those related to initial and milestone payments on licensed or acquired compounds are capitalized as intangible assets, even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. Prior to January 1, 2005, intangible assets in development were only recognized if they were acquired after receiving regulatory approval, such as that from the US Food and Drug Administration (FDA).

        Acquired intangible assets are amortized on a straight-line basis over the following periods with the charge recorded in the applicable functional cost lines in the income statement:

Trademarks	Over their estimated economic or legal life with a maximum of 20 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life, typically between 15 and 30 years
Software	3 years
Others	3 to 5 years

        Product and marketing rights are acquired either individually or as part of a business combination, in which case they are allocated to cash-generating units. The useful lives assigned to acquired product rights are based on the maturity of the products and the estimated economic benefit that such product rights can provide. Amortization of trademarks, product and marketing rights is charged to Cost of Goods Sold over their useful lives, commencing in the year in which the rights first generate sales. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized into Cost of Goods Sold or R&D. Any impairment charges are recorded in the income statement in the same functional cost lines as the amortization charges.

        Intangibles other than goodwill and IPR&D are reviewed for impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. When there is an indication that the asset value may not be fully recoverable, the Group estimates its fair value less cost to sell based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the balance sheet carrying amount of the asset is greater than the higher of its value in use to Novartis or its anticipated fair value less costs to sell, an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual cash flows could vary significantly from forecasted cash flows.

Financial assets

        Investments other than those related to associated companies and joint ventures are initially recorded at fair value on the trade date and subsequently carried at fair value. Debt and equity securities are carried at fair value. The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established by using valuation techniques. These include the use of most recent arm's length transactions, such as new financing rounds or partial sales, reference to other instruments that are substantially the same or discounted cash flow analysis, and other pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. Exchange rate gains and losses on loans are recorded in the income statement. Loans are carried at amortized cost, less any allowances for uncollectible amounts. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold. Impairments in value are immediately expensed.

Inventories

        Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in first-out basis, and this value is used for the Cost of Goods Sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that the inventory can be used, provisions are reversed with inventory being revalued up to the lower of its estimated market value or original cost. Unsaleable inventory is fully written off.

Trade accounts receivable

        The reported values represent the invoiced amounts, less adjustments for doubtful receivables, chargebacks and cash discounts. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount. The amount of the respective estimated loss is recognized in the income statement within Marketing & Sales expenses. When a trade account receivable becomes uncollectible, it is written off against the doubtful accounts receivable provisions.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash. Bank overdrafts are presented within other bank and financial debt within current financial debts on the balance sheet.

Marketable securities

        Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at fair value and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

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

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the entity's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in entities and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of entities' retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, measured at the tax rates that are expected to apply in the period of tax settlement or realization by the applicable entity, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the income statement in tax expense or in the statement of recognized income and expense, if they relate to an item directly recorded in this statement.

Deferred tax assets on an entity's taxable loss are recognized to the extent future taxable profits will probably be available against which they can be utilized.

Defined benefit pension plans, other post-employment benefits and other non-current benefits of associates

a)    Defined benefit pension plans

        The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such pension plans, representing the net periodic pension cost, is included in the personnel expenses of the various functions where the associates are located. Plan assets are recorded at their fair values. Unvested past service costs arising from amendments to pension plans are charged or credited to income over the associates' remaining vesting period. Vested past service costs and amounts related to retired associates are immediately recognized in the income statement. Gains or losses arising from plan curtailments or settlements are accounted for at the time they occur. Any recognized pension asset is limited to the present value of future economic benefits available in the form of refunds from the plan and/or expected reductions in future contributions to the plan.

        Novartis adopts an alternative under IAS 19, with the effects of changes in actuarial assumptions and experience adjustments used for valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date being immediately recognized in the balance sheet, with a corresponding movement in the statement of recognized income and expense.

b)    Other post-employment benefits

        Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and amortized over the service lives of the related associates and included in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in non-current liabilities.

c)     Other non-current benefits of associates

        Other non-current benefits of associates represent amounts due to associates under deferred compensation arrangements mandated by certain jurisdictions in which the Group conducts its operations. Benefit costs are recognized on an accrual basis in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in other non-current liabilities.

Share-based compensation

        The fair value of Novartis shares, Novartis American Depositary Shares (ADS) and related options granted to associates as compensation is recognized as an expense. Novartis calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for options and other share-based compensation are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for share-based compensation is included in the personnel expenses of the various functions where the associates are located.

Revenue recognition

        Revenue is recognized when title and risks and rewards for the products are transferred to the customer. Provisions for rebates and discounts granted to government agencies, wholesalers, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Internal research & development

        Internal research and development expenses are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing internal development costs.

        Laboratory buildings and equipment included in property, plant & equipment are depreciated, and acquired core development technologies included in intangibles are amortized, over their estimated useful lives.

External research & development

        Expenses for research & development contracts with external parties if they are not qualifying for capitalization are recognized based on their percentage of completion.

Government grants

        Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs which they are intended to compensate.

Product liabilities

        Provisions are made for present obligations resulting from past sales including supporting legal fees. The provision is actuarially determined taking into consideration such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable.

Environmental liabilities

        Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for non-recurring remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. Cost of future expenditures do not usually reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain. Recurring remediation costs are provided under non-current liabilities and are estimated by calculating the discounted amounts of such annual costs for the next 30 years.

Restructuring charges

        Restructuring charges are accrued against operating income in the period in which Management has committed to a plan, the liability has been incurred and the amount can be reasonably estimated. Restructuring charges or releases are included in Other Income & Expense.

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

2.     Business combinations and other significant transactions

        The following business combinations and other significant transactions occurred during 2006, 2005 and 2004. See notes 3 and 23 for further details of the impact of these transactions on the consolidated financial statements.

Acquisitions 2006

Corporate—Chiron acquisition

        On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for $48.00 per share. The amounts paid for the shares, related options of associates and transaction costs totaled approximately $5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines and Diagnostics consisting of two activities: human vaccines named Novartis Vaccines and a diagnostics activity named Chiron. Chiron's biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

        For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. From its date of acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The acquisition of the remaining 56% of this company has resulted in the requirement to revalue the initial 44% interest by $0.6 billion to the proportionate share of the fair value of identified assets and liabilities.

Pharmaceuticals

        As part of the Chiron transaction, which was completed on April 20 and discussed above, Chiron's pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron's early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). For the period following the acquisition up to December 31, the income statement and cash flows from Chiron's pharmaceuticals activities have been consolidated into the Division's results. The balance sheet that has been consolidated is provisional pending finalization of the purchase price allocation as a result of continuing negotiations with Bayer-Schering AG concerning the rights of each party in connection with the Betaseron regulatory, development, manufacturing and supply agreements and the impact that this has on related intangible and other asset values. Due to this, and continuing tax related uncertainties as of the April 20, 2006 acquisition date, goodwill on this transaction at December 31, 2006, of $1.9 billion remains provisional.

        On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of $606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at December 31, 2006 amounted to $129 million

Vaccines and Diagnostics

        For the period following the Chiron acquisition up to December 31, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the Division's results. Goodwill on this transaction at December 31, 2006, amounted to $1.1 billion. Due to continuing tax related uncertainties as of the April 20, 2006 acquisition date this goodwill amount remains provisional.

Pro forma data including acquisitions for all of 2006

        Had the Chiron Corporation and NeuTec Pharma plc transactions been consummated on January 1, 2006, then pro forma 2006 twelve month Novartis net sales and operating income on continuing operations would have been approximately $36.4 billion and $7.5 billion, respectively.

Divestments/discontinuing operations 2006

Consumer Health

        On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for $211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of $129 million.

        On December 14, Novartis announced its intention to divest the remainder of the Medical Nutrition Business Unit to Nestlé S.A., Switzerland for $2.5 billion. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007. Both the Nutrition & Santé unit and the remainder of the Medical Nutrition Business Unit are disclosed as discontinuing operations in all periods in the Group's consolidated financial statements.

Acquisitions 2005

Sandoz

        On June 6, Novartis completed the 100% acquisition of Hexal AG for $5.3 billion in cash, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2006, amounted to $3.7 billion.

        On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of $2.6 billion, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2006, amounted to $1.8 billion.

Consumer Health

        On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for $660 million in cash. The closing date for the main North American product portfolio was August 31, 2005; that for the South American portfolio, September 30, 2005 and for the Europe, Middle East and Africa portfolio, January 6, 2006 with the results and cash flows consolidated from these dates. Goodwill on the transaction at December 31, 2006, amounted to $49 million.

Acquisitions 2004

Sandoz

        On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S (now re-named Sandoz A/S) from AstraZeneca. Goodwill of $23 million has been recorded on this transaction.

        On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc. (now re-named Sandoz Canada Inc.), a Canadian generic pharmaceutical manufacturer with a leading position in generic injectables, for $565 million in cash. Goodwill of $314 million has been recorded on this transaction.

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

3.     Divisional Segmentation of key figures 2006, 2005 and 2004

Operating Divisions

        Novartis is divided operationally on a worldwide basis into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

        The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: cardiovascular and metabolism, oncology and hematology, neuroscience, respiratory and dermatology, arthritis, bone therapy, gastrointestinal and urinary tract diseases, infectious diseases, transplantation and immunology, and ophthalmics. The Pharmaceuticals Division is organized into business franchises responsible for marketing certain products, and a business unit responsible for the Novartis Oncology Business. The Oncology business unit is not required to be separately disclosed as a segment, due to the fact that it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division.

        The Vaccines and Diagnostics Division consists of two activities: Vaccines and Chiron. Novartis Vaccines manufactures, distributes and sells vaccines worldwide, Chiron manufactures, distributes and sells blood testing and molecular diagnostics products.

        The Sandoz Division is organized as a Retail Generics activity which also operates an Anti-Infectives activity. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms that are no longer covered by patents. Retail Generics includes the development and manufacture of biopharmaceuticals. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics- for internal use by Retail Generics and for sale to third-party customers.

        The Consumer Health Division consists of the following four Business Units: OTC (over-the-counter medicines), Animal Health, Gerber and CIBA Vision. Each has manufacturing, distribution and selling capabilities, however, none are material enough to the Group to be separately disclosed as segments. The OTC Business Unit activities cover over-the-counter self medications. The activities of the Animal Health Business Unit cover veterinary products for farm and companion animals. The activities of the Gerber Business Unit cover foods and other products and services designed to serve the particular needs of infants and babies. The activities of the CIBA Vision Business Unit cover contact lenses, lens care products, and ophthalmic products.

        The Medical Nutrition Business Unit has been classified as a discontinuing operation for all periods in these consolidated financial statements as a consequence of the December 14, 2006 announcement to divest this activity. The activities of the Medical Nutrition Business Unit cover health and medical nutrition products. Also treated as a discontinuing operations for all periods is the Nutrition & Santé unit of the Medical Nutrition Business Unit which was divested in February 2006.

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

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense which are not attributable to specific Divisions. Usually, no allocation of Corporate items is made to the Divisions. Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes.

3.     Divisional Segmentation of key figures 2006, 2005 and 2004 (Continued)

				Vaccines and Diagnostics				Consumer Health continuing operations
	Pharmaceuticals				Sandoz						Corporate (including eliminations)			Total continuing operations			Discontinuing operations			Total Group
(in $ millions)
	2006	2005	2004	2006	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Net sales to third parties	22,576	20,262	18,497	956	5,959	4,694	3,045	6,540	6,049	5,584				36,031	31,005	27,126	989	1,207	1,121	37,020	32,212	28,247
Sales to other Divisions	162	128	146	9	148	144	97	39	23	33	(358)	(295)	(276)

Net sales of Divisions	22,738	20,390	18,643	965	6,107	4,838	3,142	6,579	6,072	5,617	(358)	(295)	(276)	36,031	31,005	27,126	989	1,207	1,121	37,020	32,212	28,247

Other revenues	424	253	134	231	24	18	6	39	43	11				718	314	151	3		3	721	314	154
Cost of goods sold	(3,826)	(3,275)	(3,044)	(795)	(3,420)	(2,883)	(1,792)	(2,642)	(2,374)	(2,151)	384	273	287	(10,299)	(8,259)	(6,700)	(516)	(609)	(568)	(10,815)	(8,868)	(7,268)
Of which amortization and impairments of product and marketing rights and trademarks	(225)	(195)	(172)	(172)	(288)	(169)	(69)	(79)	(57)	(48)				(764)	(421)	(289)	(11)	(11)	(11)	(775)	(432)	(300)

Gross profit	19,336	17,368	15,733	401	2,711	1,973	1,356	3,976	3,741	3,477	26	(22)	11	26,450	23,060	20,577	476	598	556	26,926	23,658	21,133
Marketing & sales	(7,069)	(6,485)	(6,099)	(124)	(1,061)	(816)	(513)	(2,200)	(2,096)	(1,891)				(10,454)	(9,397)	(8,503)	(302)	(405)	(370)	(10,756)	(9,802)	(8,873)
Research & development	(4,265)	(3,972)	(3,465)	(148)	(477)	(434)	(274)	(288)	(270)	(252)	(171)	(149)	(161)	(5,349)	(4,825)	(4,152)	(15)	(21)	(19)	(5,364)	(4,846)	(4,171)
General & administration	(703)	(657)	(641)	(92)	(311)	(270)	(197)	(435)	(370)	(322)	(416)	(384)	(326)	(1,957)	(1,681)	(1,486)	(50)	(61)	(54)	(2,007)	(1,742)	(1,540)
Other income & expense	(596)	(240)	(276)	(63)	(126)	(111)	(132)	15	(53)	(93)	29	49	182	(741)	(355)	(319)	116	(8)	(78)	(625)	(363)	(397)
Of which amortization and impairments of capitalized intangible assets included in function costs	(119)	(342)	(32)		(38)	(57)	(116)	(31)	(24)	(67)	(8)	(17)	(8)	(196)	(440)	(223)	(10)	(10)	(20)	(206)	(450)	(243)

Operating income	6,703	6,014	5,252	(26)	736	342	240	1,068	952	919	(532)	(506)	(294)	7,949	6,802	6,117	225	103	35	8,174	6,905	6,152

Income from associated companies	(44)	19	33		7	2	2				301	172	33	264	193	68				264	193	68
Financial income														354	461	486				354	461	486
Interest expense														(266)	(294)	(261)				(266)	(294)	(261)

Income before taxes														8,301	7,162	6,410	225	103	35	8,526	7,265	6,445
Taxes														(1,282)	(1,090)	(1,045)	(42)	(34)	(20)	(1,324)	(1,124)	(1,065)

Net income														7,019	6,072	5,365	183	69	15	7,202	6,141	5,380

Attributable to
Shareholders of Novartis AG														6,992	6,061	5,350	183	69	15	7,175	6,130	5,365
Minority interests														27	11	15				27	11	15
Included in operating income are:
Depreciation of property, plant & equipment	(551)	(490)	(434)	(48)	(233)	(195)	(170)	(151)	(137)	(131)	(33)	18	(32)	(1,016)	(804)	(767)	(12)	(17)	(13)	(1,028)	(821)	(780)
Amortization of intangible assets	(268)	(178)	(192)	(172)	(279)	(189)	(110)	(107)	(81)	(115)	(8)	(12)	(8)	(834)	(460)	(425)	(21)	(21)	(31)	(855)	(481)	(456)
Impairment charges on property, plant & equipment	(3)			(7)		(14)	(16)	(1)		(2)			(2)	(11)	(14)	(20)			4	(11)	(14)	(16)
Impairment charges on intangible assets	(76)	(359)	(12)		(47)	(37)	(75)	(3)				(5)		(126)	(401)	(87)				(126)	(401)	(87)
Impairment charges on financial assets	(34)	(38)	(35)								(5)	(10)	(14)	(39)	(48)	(49)				(39)	(48)	(49)
Additions to restructuring provision	(85)		(10)	(54)	(30)	(51)	(21)							(169)	(51)	(31)				(169)	(51)	(31)
Divestment gains or losses from disposal of or losses of subsidiaries			(1)		(7)				8					(7)	8	(1)	129			122	8	(1)
Share-based compensation of Novartis equity plans	(450)	(384)	(333)	(1)	(25)	(9)	(8)	(46)	(34)	(30)	(127)	(101)	(88)	(649)	(528)	(459)	(4)	(4)	(3)	(653)	(532)	(462)
Total assets	20,418	14,655	14,914	5,609	15,009	14,057	5,379	6,480	6,863	6,155	19,756	22,157	26,040	67,272	57,732	52,488	736			68,008	57,732	52,488
Total liabilities	(6,778)	(5,848)	(5,443)	(1,073)	(1,545)	(1,342)	(886)	(2,358)	(2,430)	(2,305)	(14,753)	(14,948)	(12,539)	(26,507)	(24,568)	(21,173)	(207)			(26,714)	(24,568)	(21,173)

Total equity	13,640	8,807	9,471	4,536	13,464	12,715	4,493	4,122	4,433	3,850	5,003	7,209	13,501	40,765	33,164	31,315	529			41,294	33,164	31,315
Less net liquidity											(656)	(2,479)	(7,037)	(656)	(2,479)	(7,037)	3			(653)	(2,479)	(7,037)

Net operating assets	13,640	8,807	9,471	4,536	13,464	12,715	4,493	4,122	4,433	3,850	4,347	4,730	6,464	40,109	30,685	24,278	532			40,641	30,685	24,278

Included in total assets are:
Total property, plant & equipment	6,439	5,053	5,379	605	2 430	2,216	1,797	1,006	1,030	964	465	380	357	10,945	8,679	8,497	69			11,014	8,679	8,497
Additions to property, plant & equipment	1,135	686	716	113	264	212	329	222	233	183	106	32	31	1,840	1,163	1,259	11	31	10	1,851	1,194	1,269
Total intangible assets	6,071	1,670	2,174	3,632	9 542	9,331	1,795	1,971	2,282	1,632	14	11	28	21,230	13,294	5,629	370			21,600	13,294	5,629
Additions to intangible assets	351	211	116	13	38	24	16	177	160	48				579	395	180	1	2	3	580	397	183
Total investment in associated companies	2	1,471	1,146	1	15	10	25				6,093	5,605	6,279	6,111	7,086	7,450				6,111	7,086	7,450

4.     Supplementary segmentation of key figures 2006, 2005 and 2004

Geographical segmentation

2006	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(1)	13,591	17,929	5,500	37,020
Group operating income(2)	5,188	2,784	202	8,174
Depreciation of property, plant & equipment included in operating income	634	336	58	1,028
Group assets	45,378	19,194	3,436	68,008
Additions to property, plant & equipment	1,097	486	268	1,851
Additions to intangible assets	75	499	6	580
Personnel costs	4,405	4,030	703	9,138
2005	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(1)	12,000	15,011	5,201	32,212
Group operating income(2)	4,518	1,916	471	6,905
Depreciation of property, plant & equipment included in operating income	508	264	49	821
Group assets	37,977	17,049	2,706	57,732
Additions to property, plant & equipment	683	396	115	1,194
Additions to intangible assets	162	210	25	397
Personnel costs	3,948	3,341	652	7,941
2004	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(1)	10,289	13,285	4,673	28,247
Group operating income(2)	4,301	1,355	496	6,152
Depreciation of property, plant & equipment included in operating income	510	229	41	780
Group assets	37,897	12,166	2,425	52,488
Additions to property, plant & equipment	787	340	142	1,269
Additions to intangible assets	10	148	25	183
Personnel costs	3,401	3,011	572	6,984

(1)
Net sales from operations by location of third party customer.

(2)
Operating income from operations as recorded in the legal entities in the respective region.

        The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2006, 2005 and 2004:

	Net sales(1)						Additions to property, plant & equipment						Additions to intangible assets						Total assets
Country
	2006	%	2005	%	2004	%	2006	%	2005	%	2004	%	2006	%	2005	%	2004	%	2006	%	2005	%	2004	%
	($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)		($ millions)
Switzerland	412	1	366	1	330	1	528	29	305	26	226	18	325	56	260	65	1	1	25,086	37	25,586	44	30,465	58
USA	14,998	41	12,587	39	11,258	40	409	22	332	28	302	24	235	41	86	22	150	82	16,327	24	15,601	27	11,029	21
Germany	3,187	9	2,470	8	1,596	6	129	7	89	7	36	3	3	1	13	3	12	7	5,189	8	1,870	3	1,274	2
Japan	2,464	7	2,591	8	2,424	9	13	1	16	1	21	2	5	1	1		4	2	1,933	3	1,605	3	1,644	3
France	1,763	5	1,856	6	1,692	6	25	1	27	2	19	1					2	1	975	1	934	2	1,359	3
UK	1,037	3	924	3	979	3	160	9	60	5	154	12					1	1	3,218	5	1,461	3	1,729	3
Austria	308	1	275	1	245	1	66	4	49	4	106	8	2		3	1	4	2	1,508	2	1,324	2	1,596	3
Slovenia	94		100		112		42	2	73	6	130	10	1		1		1	1	1,424	2	1,292	2	1,400	3
Other	12,757	33	11,043	34	9,611	34	479	25	243	21	275	22	9	1	33	9	8	3	12,348	18	8,059	14	1,992	4

Total Group	37,020	100	32,212	100	28,247	100	1,851	100	1,194	100	1,269	100	580	100	397	100	183	100	68,008	100	57,732	100	52,488	100
Less discontinuing operations	989		1,207		1,121		11		31		10		1		2				736

Total continuing operations	36,031		31,005		27,126		1,840		1,163		1,259		579		395		183		67,272		57,732		52,488

(1)
Net sales from operations by location of third party customers

        The largest customers account for approximately 10%, 9% and 7% respectively, of Group net sales. No other customer accounts for 5% or more of the Group's total net sales and trade accounts receivable. The highest amounts of trade accounts receivable outstanding are the ones for the largest customers and are approximately 12%, 8% and 7% respectively of Group's trade accounts receivable at December 31, 2006.

Pharmaceuticals Division therapeutic area net sales

Therapeutic areas	2006	2005	Change (2005 to 2006)	2004	Change (2004 to 2005)
	($ millions)	($ millions)	($) (%)	($ millions)	($) (%)
Cardiovascular
Strategic franchise products
Diovan	4,223	3,676	15	3,093	19
Lotrel	1,352	1,075	26	920	17
Lescol	725	767	(5)	758	1
Other	172	128	34	120	7

Total strategic franchise products	6,472	5,646	15	4,891	15
Mature products	648	665	(3)	815	(18)

Total Cardiovascular products	7,120	6,311	13	5,706	11

Oncology
Strategic franchise products
Gleevec/Glivec	2,554	2,170	18	1,634	33
Zometa	1,283	1,224	5	1,078	14
Sandostatin (group)	915	896	2	827	8
Femara	719	536	34	386	39
Exjade	143	2
Other	295	268	10	290	(8)

Total Oncology products	5,909	5,096	16	4,215	21

Neuroscience
Strategic franchise products
Trileptal	721	615	17	518	19
Exelon	525	467	12	422	11
Tegretol (incl. CR/XR)	391	393	(1)	396	(1)
Other	1,020	758	35	686	10

Total strategic franchise products	2,657	2,233	19	2,022	10
Mature products	440	476	(8)	533	(11)

Total Neuroscience products	3,097	2,709	14	2,555	6

Respiratory & Dermatology
Strategic franchise products
Lamisil (group)	978	1,133	(14)	1,162	(2)
Foradil	331	332		321	3
Elidel	179	270	(34)	349	(23)
Xolair	102	5		2	150
Other	246	53	364	41	29

Total strategic franchise products	1,836	1,793	2	1,875	(4)
Mature products	123	142	(13)	151	(6)

Total Respiratory & Dermatology products	1,959	1,935	1	2,026	4

Arthritis/Bone/Gastrointestinal/Urinary (ABGU)
Strategic franchise products
Zelnorm/Zelmac	561	418	34	299	40
Prexige	47	8	488
Other	117	47	149

Total strategic franchise products	725	473	53	299	58
Mature products	1,526	1,581	(3)	1,560	1

Total ABGU products	2,251	2,054	10	1,859	10

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	918	953	(4)	1,011	(6)
Other	330	162	104	93	74

Total strategic franchise products	1,248	1,115	12	1,104	1
Mature products	266	270	(1)	257	5

Total IDTI products	1,514	1,385	9	1,361	2

Ophthalmics
Visudyne	354	484	(27)	448	8
Other	372	350	6	327	7

Total Ophthalmics products	726	834	(13)	775	8

Total strategic franchise products	19,573	17,190	14	15,181	13
Total mature products	3,003	3,134	(4)	3,316	(5)
Prior-years' US sales rebate accounting adjustment		(62)

Total division net sales	22,576	20,262	11	18,497	10

5.     Financial income

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Interest income	367	405	388
Dividend income	8	3	12
Net capital gains	282	94	123
Impairment of marketable securities	(25)	(49)	(66)
Income on options and forward contracts	48	83	306
Expenses on options and forward contracts	(316)	(144)	(332)
Other financial income	1	3	7
Other financial expense	(49)	(49)	(47)
Currency result, net	38	115	95

Total financial income	354	461	486

6.     Taxes

Income before taxes

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Switzerland	4,090	2,081	3,176
Foreign	4,211	5,081	3,234

Total income before taxes for continuing operations	8,301	7,162	6,410

Current and deferred income tax expense

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Switzerland	(328)	(333)	(259)
Foreign	(1,289)	(1,142)	(731)

Total current income tax expense	(1,617)	(1,475)	(990)

Switzerland	(69)	43	(24)
Foreign	404	342	(31)

Total deferred tax income/(expense)	335	385	(55)

Total income tax expense for continuing operations	(1,282)	(1,090)	(1,045)

Analysis of tax rate

        The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the income before tax of each subsidiary) and the effective tax rate are:

	2006	2005	2004
	%	%	%
Expected tax rate for continuing operations	15.8	15.9	17.2
Effect of disallowed expenditures	2.2	1.6	2.0
Effect of utilization of tax losses brought forward from prior periods	(0.6)	(0.7)	(0.5)
Effect of income taxed at reduced rates	(0.2)	(0.1)	(0.5)
Effect of tax credits and allowances	(1.2)	(1.1)	(1.8)
Effect of write-off of deferred tax assets			0.1
Prior year and other items	(0.6)	(0.4)	(0.2)

Effective tax rate for continuing operations	15.4	15.2	16.3

        The change in the expected tax rate is caused by the change in the profitability of the Group's subsidiaries in the respective countries.

        The utilization of tax loss carryforwards lowered the tax charge by $48 million, $48 million and $30 million in 2006, 2005 and 2004, respectively.

7.     Earnings per share

        Basic earnings per share (EPS) is calculated by dividing the net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

	2006	2005	2004
Net income ($ millions)	7,175	6,130	5,365
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share ($)	3.06	2.63	2.28

	2006	2005	2004
Net income from continuing operations ($ millions)	6,992	6,061	5,350
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share ($) on continuing operations	2.98	2.60	2.27

	2006	2005	2004
Net income from discontinuing operations ($ millions)	183	69	15
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share ($) on discontinuing operations	0.08	0.03	0.01

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

	2006	2005	2004
Net income ($ millions)	7,175	6,130	5,365
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share ($)	3.04	2.62	2.27

	2006	2005	2004
Net income from continuing operations ($ millions)	6,992	6,061	5,350
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share ($) on continuing operations	2.96	2.59	2.26

	2006	2005	2004
Net income from discontinuing operations ($ millions)	183	69	15
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share ($) on discontinuing operations	0.08	0.03	0.01

        Options equivalent to 4.4 million shares (2005: 16.7 million; 2004: 13.0 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

8.     Property, plant & equipment movements

2006	Land	Buildings	Plant and other equipment under construction	Other property, plant and equipment	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	419	6,067	912	9,116	16,514
Cost of assets related to discontinuing operations	(4)	(79)	(18)	(179)	(280)
Impact of business combinations	117	398	259	257	1,031
Reclassifications(1)	(2)	369	(982)	615
Additions	17	124	1,306	393	1,840
Disposals	(5)	(109)	(18)	(464)	(596)
Translation effects	28	384	86	696	1,194

December 31	570	7,154	1,545	10,434	19,703

Accumulated depreciation
January 1	(3)	(2,621)		(5,211)	(7,835)
Accumulated depreciation of assets related to discontinuing operations		46		129	175
Depreciation charge	(3)	(244)		(769)	(1,016)
Depreciation of disposals		79		416	495
Impairment charge	(1)	1		(11)	(11)
Translation effects		(178)		(388)	(566)

December 31	(7)	(2,917)		(5,834)	(8,758)

Net book value—December 31	563	4,237	1,545	4,600	10,945

Insured value—December 31					19,196

Net book value of property, plant & equipment under finance lease contracts					18

Commitments for purchases of property, plant & equipment					563

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

2005	Land	Buildings	Plant and other equipment under construction	Other property, plant and equipment	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	403	6,029	1,363	9,051	16,846
Impact of business combinations	34	265	45	321	665
Reclassifications(1)	5	421	(1,105)	679
Additions	12	74	753	355	1,194
Disposals	(1)	(151)	(23)	(396)	(571)
Translation effects	(34)	(571)	(121)	(894)	(1,620)

December 31	419	6,067	912	9,116	16,514

Accumulated depreciation
January 1	(2)	(2,860)		(5,487)	(8,349)
Depreciation charge	(1)	(170)		(650)	(821)
Depreciation on disposals		114		376	490
Impairment charge		(8)		(6)	(14)
Translation effects		303		556	859

December 31	(3)	(2,621)		(5,211)	(7,835)

Net book value—December 31	416	3,446	912	3,905	8,679

Insured value—December 31					16,506

Net book value of property, plant & equipment under finance lease contracts					26

Commitments for purchases of property, plant & equipment					417

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

9.     Intangible asset movements

2006	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	8,080	875	508	6,455	727	16,645
Cost of assets related to discontinuing operations	(255)			(216)	(29)	(500)
Impact of business combinations	3,138	1,216	140	3,254	167	7,915
Reclassifications		(115)		114	1
Additions	1	407		12	159	579
Disposals	(59)	(1)		(11)	(13)	(84)
Translation effects	499	89	12	391	34	1,025

December 31	11,404	2,471	660	9,999	1,046	25,580

Accumulated amortization
January 1	(801)	(37)	(10)	(2,090)	(413)	(3,351)
Accumulated amortization of assets related to discontinuing operations	49			52	10	111
Reclassifications	(1)		(25)	6	20
Amortization charge			(49)	(666)	(119)	(834)
Amortization of disposals	60			8	12	80
Impairment charge	(2)	(67)		(47)	(10)	(126)
Translation effects	(50)	(1)	(2)	(164)	(13)	(230)

December 31	(745)	(105)	(86)	(2,901)	(513)	(4,350)

Net book value—December 31	10,659	2,366	574	7,098	533	21,230

2005	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Cost
January 1	2,739	323		4,655	639	8,356
Impact of business combinations	5,531	619	305	2,123	41	8,619
Reclassifications(1)	11	(251)	210	67	(9)	28
Additions	24	211		77	85	397
Disposals	(3)	(1)		(64)	(12)	(80)
Translation effects	(222)	(26)	(7)	(403)	(17)	(675)

December 31	8,080	875	508	6,455	727	16,645

Accumulated amortization
January 1	(840)	(23)		(1,515)	(349)	(2,727)
Reclassifications(1)	(13)	23		(12)	2
Amortization charge			(10)	(382)	(89)	(481)
Amortization of disposals	2			55	9	66
Impairment charge	(5)	(38)		(358)		(401)
Translation effects	55	1		122	14	192

December 31	(801)	(37)	(10)	(2,090)	(413)	(3,351)

Net book value—December 31	7,279	838	498	4,365	314	13,294

(1)
Reclassifications between various assets categories as a result of recording final acquisition balance sheets and product launches of acquired research & development. In 2005 there was a net $28 million change in a provisional purchase price allocation that increased intangible assets and deferred tax liabilities by this amount.

Divisional segmentation of intangible assets for continuing operations

        The net book values at December 31, 2006 of intangible assets are allocated to the Group's Divisions as summarized below:

	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Pharmaceuticals	2,349	1,404		2,194	124	6,071
Vaccines and Diagnostics	1,111	465	160	1,853	43	3,632
Sandoz	6,567	336	414	2,160	65	9,542
Consumer Health—continuing operations	632	161		880	298	1,971
Corporate				11	3	14

Total	10,659	2,366	574	7,098	533	21,230

Amount at risk if discounted cash flows fell by 5%	1			8		9
Amount at risk if discounted cash flows fell by 10%	4			20		24

        Goodwill, acquired research and development and other intangible assets with indefinite useful lives are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment and is therefore not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next 5 years are utilized based on Management's range of forecasts with a terminal value using sales projections in line or lower than inflation thereafter. Typically three probability-weighted scenarios are used.

        The discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the higher of fair market value less cost of sale or on the value-in-use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals %	Vaccines and Diagnostics %	Sandoz %	Consumer Health %
Sales growth rate assumptions after forecast period	(1)	(2)	(1) to 6	(2) to 3
Discount rate	7 to 9	(2)	8 to 10	9 to 10

(1)
Forecast period covers useful life.
(1)
No value-in-use analysis performed as newly acquired and no indication of impairment.

        Additionally, impairments of acquired research & development products and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

        In 2006, impairment charges of $126 million were recorded, principally relating to capitalized milestone payments in the Pharmaceuticals Division and marketed products and IPR&D in the Sandoz Division.

        In 2005, impairment charges of $401 million were recorded, principally relating to the impairment of NKS 104 marketing rights in the Pharmaceuticals Division of $332 million and $37 million of IPR&D in the Sandoz Division.

        In 2004, impairment charges of $87 million were recorded, principally relating to the over-valuation on an economic basis of Sandoz Division activities in Germany.

10.   Associated companies

        Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value			Net income statement effect
	2006	2005	2004	2006	2005	2004
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Roche Holding AG, Switzerland	6,020	5,542	6,234	290	166	27
Chiron Corporation, USA		1,469	1,143	(44)	19	32
Others	91	75	73	18	8	9

Total	6,111	7,086	7,450	264	193	68

        The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

        Due to the various estimates that have been made in applying the equity method accounting treatment for Roche Holding AG ("Roche"), adjustments may be necessary in succeeding years as more financial and other information becomes publicly available.

        The following table shows summarized financial information of the major associated company for the year ended December 31, 2005 since the 2006 data is not yet available:

	Assets	Liabilities	Revenue	Net income
	CHF billions	CHF billions	CHF billions	CHF billions
Roche	69.4	27.6	37.0	6.7

Roche Holding AG

        The Group's holding in Roche voting shares was 33.3% at December 31, 2006 and 2005. This investment represents approximately 6.3% of the total outstanding voting and non-voting equity instruments. In order to apply the equity method of accounting, independent appraisers were used to estimate the fair value of Roche's identifiable assets and liabilities at the time of acquisition and, therefore, the amount of residual goodwill. The purchase price allocations were made on publicly available information at the time of acquisition of the shares.

        The balance sheet value allocation is as follows:

($ millions)
Novartis share of Roche's reported net assets	1,795
Novartis share of net book value of additional appraised intangible assets	2,207
Net book value of Novartis goodwill	2,333

Total residual value of purchase price	6,335
Accumulated equity accounting adjustments and translation effects	(315)

December 31, 2006 balance sheet value	6,020

        The identified intangible assets principally relate to the value of currently marketed products and are being amortized straight-line over their estimated average useful life of 20 years.

        The income statement effects from applying Novartis accounting for Roche in 2006, 2005 and 2004 are as follows:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Depreciation and amortization of fair value adjustments relating to
—property, plant & equipment and intangible assets net of taxes of $34 million (2005: $35 million; 2004: $35 million)	(114)	(115)	(131)
—Goodwill			(136)
Prior year adjustment	13	2	30
Novartis share of estimated Roche current year consolidated net income	391	279	264

Net income effect	290	166	27

        The market value of the Novartis interest in Roche at December 31, 2006 was $10.8 billion (Reuters symbol: RO.S).

Chiron Corporation

        The Group held 44.1% in the common stock of Chiron at December 31, 2005. The recording of the results was based on the Group's weighted average holdings in Chiron until the acquisition of the remaining shares of Chiron in April 2006. The interest in Chiron has been accounted for using the equity method for the period from January 1, 2006 to the date of acquisition and thereafter it is fully consolidated.

        The income statement effects from applying Novartis accounting policies to Chiron up to its date of full acquisition in April 2006 and for 2005 and 2004 are as follows:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Prior year adjustment	24	(6)	4
Novartis share of Chiron consolidated net income	(68)	25	46
Amortization of Novartis goodwill			(18)

Net income effect	(44)	19	32

11.   Deferred tax assets and liabilities

	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry forwards	Other provisions and accruals	Valuation allowance	Closing balance
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Deferred tax assets at January 1, 2005	22	43	1,006	791	47	655	(29)	2,535
Deferred tax liabilities at January 1, 2005	(670)	(189)	(564)	(235)		(682)		(2,340)

Net deferred tax balance at January 1, 2005	(648)	(146)	442	556	47	(27)	(29)	195

At January 1, 2005	(648)	(146)	442	556	47	(27)	(29)	195
(Charged) / credited to income	23	154	(77)	211	(14)	90		387
Credited to equity			192			123		315
Acquisitions / divestments	(66)	(1,040)	(2)	2	6	79		(1,021)
Other movements	20	10	4	(6)	15	10		53

Net deferred tax balance at December 31, 2005	(671)	(1,022)	559	763	54	275	(29)	(71)

Deferred tax assets at December 31, 2005	23	232	1,360	956	54	805	(29)	3,401
Deferred tax liabilities at December 31, 2005	(694)	(1,254)	(801)	(193)		(530)		(3,472)

Net deferred tax balance at December 31, 2005	(671)	(1,022)	559	763	54	275	(29)	(71)

At January 1, 2006	(671)	(1,022)	559	763	54	275	(29)	(71)
Deferred tax related to discontinuing operations	3	(3)	(5)		(1)	1		(5)
(Charged) / credited to income	(11)	273	(298)	152	2	215	2	335
Charged to equity			(97)			(69)		(166)
Acquisitions / divestments	(17)	(1,624)	5	(37)	145	115		(1,413)
Other movements	(49)	(12)	30	(8)	6	(34)		(67)

Net deferred tax balance at December 31, 2006	(745)	(2,388)	194	870	206	503	(27)	(1,387)

Deferred tax assets at December 31, 2006	64	286	1,059	1,123	206	1,192	(27)	3,903
Deferred tax liabilities at December 31, 2006	(809)	(2,674)	(865)	(253)		(689)		(5,290)

Net deferred tax balance at December 31, 2006	(745)	(2,388)	194	870	206	503	(27)	(1,387)

        A reversal of valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group's effective tax rate.

        Deferred tax assets of $1.8 billion (2005: $1.9 billion) and deferred tax liabilities of $4.6 billion (2005: $2.9 billion) are expected to be recovered after more than twelve months.

        At December 31, 2006 unremitted earnings of $31 billion (2005: $30 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2006	2005
	($ millions)	($ millions)
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—write-down of investments in subsidiaries	841	1,803
—goodwill from acquisitions	6,262	3,383

        The gross value of unused tax loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	not capitalized	capitalized	2006
	($ millions)	($ millions)	($ millions)
One year	54		54
Two years	37	1	38
Three years	38	8	46
Four years	39	110	149
Five years	350	138	488
More than five years	643	522	1,165

Total	1,161	779	1,940

	not capitalized	capitalized	2005
	($ millions)	($ millions)	($ millions)
One year	5	1	6
Two years	57	7	64
Three years	29	2	31
Four years	252	28	280
Five years	180	7	187
More than five years	737	383	1,120

Total	1,260	428	1,688

        Tax loss carryforwards are capitalized if it is probable that future taxable profits will be available to utilize the losses.

        $12 million of unused tax loss carryforwards expired during 2006 (2005: $7 million; 2004: $4 million).

12.   Financial and other non-current assets

	2006	2005
	($ millions)	($ millions)
Financial investments and long-term loans	2,313	1,910
Prepaid post-employment benefit plans	2,102	1,919

Total financial and other non-current assets	4,415	3,829

        Financial investments are valued at market value (2006: $1,912 million, 2005: $1,455 million) and long-term loans at amortized cost.

        During 2006, $21 million (2005: $43 million; 2004: $35 million) of unrealized losses on available-for-sale investments and $18 million (2005: $5 million; 2004: $14 million) on other investments were considered to be impaired and were charged to the income statement within other income and expense.

13.   Inventories

	2006	2005
	($ millions)	($ millions)
Raw material, consumables	810	665
Finished products	3,688	3,060

Total inventories	4,498	3,725

        The following summarizes the movement in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
January 1	(295)	(260)	(238)
Provisions on inventory related to discontinuing operations	7
Inventory write-downs charged to income statement	(659)	(544)	(266)
Utilization of inventory provisions	300	329	134
Reversal of inventory provisions	183	150	139
Translation effects	(27)	30	(29)

December 31	(491)	(295)	(260)

14.   Trade accounts receivable

	2006	2005
	($ millions)	($ millions)
Total gross trade accounts receivable	6,359	5,546
Less provision for doubtful trade accounts receivable	(198)	(203)

Total trade accounts receivable, net	6,161	5,343

        Provisions for chargebacks and discounts are adjusted based upon actual experience. Such adjustments to the historic estimates have not been material.

        The following summarizes the movement in the provision for doubtful trade accounts receivable:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
January 1	(203)	(251)	(227)
Provisions on trade accounts receivable related to discontinuing operations	7
Provision for doubtful trade accounts receivable charged to income statement	(158)	(184)	(186)
Utilization or reversal of provision for doubtful trade accounts receivable	167	211	176
Translation effects	(11)	21	(14)

December 31	(198)	(203)	(251)

        The following table sets forth details of the age of trade accounts receivable that are not overdue as the payment terms specified in the terms and conditions established with Novartis customers have not been exceeded as well as an analysis of overdue amounts and related provisions for doubtful trade accounts receivable:

	2006	2005
	($ millions)	($ millions)
Total	6,359	5,546
Less provision for doubtful trade accounts receivable	(198)	(203)

Total trade accounts receivable, net	6,161	5,343

of which:
Not overdue	5,313	4,593
Past due not more than one month	452	429
Past due more than one month and not more than three months	186	202
Past due more than three months and not more than six months	172	117
Past due more than six months and not more than one year	213	166
Past due more than one year	23	39
Provision for doubtful trade accounts receivable	(198)	(203)

Total trade accounts receivable, net	6,161	5,343

        Provisions for doubtful trade accounts receivable are established based upon the difference between the receivable value and the estimated net collectible amount. Novartis establishes its provision for doubtful trade accounts receivable based on its historical loss experiences.

        Trade accounts receivable include amounts denominated in the following major currencies:

Currency	2006	2005
	($ millions)	($ millions)
CHF	124	132
EUR	1,523	1,295
GBP	181	131
JPY	890	914
USD	2,171	1,887
other	1,272	984

Total trade accounts receivable, net	6,161	5,343

15.   Marketable securities and derivative financial instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2006 and 2005. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models using observable market inputs at December 31, 2006 and 2005.

	Contract or underlying principal amount
			Positive fair values		Negative fair values
Derivative financial instruments
	2006	2005	2006	2005	2006	2005
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Currency related instruments
Forward foreign exchange rate contracts	8,510	9,536	33	149	(54)	(223)
Over the counter currency options	2,252	44	4	1	(2)
Cross currency swaps	31	1,092		231	(27)	(18)

Total of currency related instruments	10,793	10,672	37	381	(83)	(241)

Interest rate related instruments
Interest rate swaps		2,479		3		(3)
Forward rate agreements		1,386				(1)

Total of interest rate related instruments		3,865		3		(4)

Options on equity securities	21	9

Total derivative financial instruments included in marketable securities and in current financial debt	10,814	14,546	37	384	(83)	(245)

        The contract or underlying principal amount of derivative financial instruments at December 31, 2006 and 2005 are set forth by currency in the table below.

	EUR	USD	JPY	Other currencies	Total 2006	Total 2005
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Currency related instruments
Forward foreign exchange rate contracts	4,027	3,844	59	580	8,510	9,536
Over the counter currency options	2,252				2,252	44
Cross currency swaps		31			31	1,092

Total of currency related instruments	6,279	3,875	59	580	10,793	10,672

Interest rate related instruments
Interest rate swaps						2,479
Forward rate agreements						1,386

Total of interest rate related instruments						3,865

Options on equity securities		21			21	9

Total derivative financial instruments	6,279	3,896	59	580	10,814	14,546

Derivative financial instruments effective for hedge accounting purposes	Contract or underlying principal amount 2006	Contract or underlying principal amount 2005	Fair values 2006	Fair values 2005
	($ millions)	($ millions)	($ millions)	($ millions)
Anticipated transaction hedges
Forward foreign exchange rate contracts	103	2,003		(38)
Over the counter currency options	724		1

Total of derivative financial instruments effective for hedge accounting purposes	827	2,003	1	(38)

included in other current assets and liabilities		2,003		(38)

included in marketable securities and current financial debt	827		1

        All of the hedging instruments used for anticipated transactions mature within twelve months and were contracted with the intention of hedging anticipated transactions which are expected to occur in 2007. The instruments are intended to hedge the foreign currency risk arising from highly probable forecast intragroup transactions with consolidated foreign currency exchange risk. The gain or loss relating to the effective portion of the derivative instruments, previously deferred in equity, is recognized in the income statement within other income and expense when the hedged item affects profit or loss.

Marketable securities, time deposits and derivative financial instruments	2006	2005
	($ millions)	($ millions)
Available-for-sale marketable securities
Equity securities	616	521
Debt securities	3,390	3,102

Total available-for-sale marketable securities	4,006	3,623
Time deposits with original maturity more than 90 days	27	505
Derivative financial instruments	37	384
Accrued interest on derivative financial instruments		19
Accrued interest on debt securities	70	81

Total marketable securities, time deposits and derivative financial instruments	4,140	4,612

        During 2006, unrealized losses of $25 million on available-for-sale marketable securities were recognized in the income statement as impairment losses within financial income (2005: $49 million; 2004: $66 million). None of the financial assets need additional impairment.

        The maximum exposure to credit risk at the reporting date is the fair value of debt securities classified as available-for-sale and deposits and derivative financial instruments.

Market risk

        Novartis is exposed to market risk, primarily related to foreign exchange, interest rates and the market value of the investments of liquid funds. The Group actively monitors these exposures. To manage the volatility relating to these exposures, the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it deems appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. It is the Group's policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. It does not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

Foreign exchange rate risk

        The Group uses the US dollars as its reporting currency. As a result, the Group is exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts that reflect the changes in the value of foreign exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

        Net investments in foreign countries are long-term investments. Their fair value changes through movements of currency exchange rates. In the very long term, however, the difference in the inflation rate should match the currency exchange rate movement, so that the market value of the foreign non-monetary assets will compensate for the change due to currency movements. For this reason, the Group only hedges the net investments in foreign subsidiaries in exceptional cases.

Commodity price risk

        The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group's risk management tolerance levels. Accordingly, it does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

Interest rate risk

        The Group manages its net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.

Equity risk

        The Group purchases equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed in respect to their past financial track record (mainly cash flow and return on investment), their market potential, their management and their competitors. Call options are written on equities that the Group owns, and put options are written on equities which the Group wants to buy and for which cash has been reserved.

Credit Risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers. Three customers account for approximately 10%, 9% and 7%, respectively, of Group net sales in 2006. No other customer accounts for 5% or more of the Group's total net sales. The highest amounts of trade accounts receivable are approximately 12%, 8% and 7% respectively of Group trade accounts receivable at December 31, 2006, and there is no other significant concentration of credit risk.

        The nominal value less impairment provision of trade accounts receivables and payables are assumed to approximate their fair value.

Counterparty risk

        Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. Novartis has policies that limit the amount of credit exposure to any financial institution.

        The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

Liquidity risk

        Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility.

Value at risk

        The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.

        It uses a ten day period because of an assumption that not all positions could be undone in a single day given the size of the positions. The VAR computation includes the Group's financial debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are included in the computation.

        The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a "Delta Normal" model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward currency rate movements over a 60 day period for the calculation of VAR amounts.

        The estimated potential ten day loss in pre-tax earnings from the Group's foreign currency instruments, the estimated potential ten day loss on its equity holdings, and the estimated potential ten day loss in fair value of its interest rate sensitive instruments, primarily financial debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	Dec 31, 2006	Dec 31, 2005
	($ millions)	($ millions)
All financial instruments	49	113
Analyzed by components:
Instruments sensitive to foreign currency rates	30	108
Instruments sensitive to equity market movements	28	22
Instruments sensitive to interest rates	27	4

        The average, high, and low VAR amounts for 2006 are as follows:

	Average	High	Low
	($ millions)	($ millions)	($ millions)
All financial instruments	90	138	49
Analyzed by components:
Instruments sensitive to foreign currency rates	81	134	30
Instruments sensitive to equity market movements	29	40	21
Instruments sensitive to interest rates	11	29	4

        The VAR computation is a risk analysis tool designed to statistically estimate the maximum potential ten day loss from adverse movements in foreign currency rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on the Group's future results of operations or financial position.

        In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2006 and 2005, the worst case loss scenario was configured as follows:

	Dec 31, 2006	Dec 31, 2005
	($ millions)	($ millions)
Bond portfolio	158	244
Money market and linked financial instruments	69	550
Equities	415	308
Foreign exchange risks	473	943

Total	1,115	2,045

        In the Group's risk analysis, Novartis considered this worst case scenario acceptable inasmuch as it could reduce income, but would not endanger the solvency and/or the investment grade credit standing of the Group. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate the Group's exposure.

        The following table sets forth details of the remaining contractual maturities of financial assets and liabilities excluding trade accounts receivable and payable as at December 31, 2006 and 2005:

December 31, 2006	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Due after five years	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Current assets
Marketable securities	16	42	929	1,726	1,390	4,103
Derivative financial instruments and accrued interest on derivative financial instruments	12	24	1			37
Cash and cash equivalents	3,014	801				3,815

Total current assets	3,042	867	930	1,726	1,390	7,955

Non-current liabilities
Financial debts				656		656

Total non-current liabilities				656		656

Current liabilities
Financial debts	3,438	1,352	1,770			6,560
Derivative financial instruments	47	5	23	8		83

Total current liabilities	3,485	1,357	1,793	8		6,643

Net liquidity of continuing operations	(443)	(490)	(863)	1,062	1,390	656

December 31, 2005	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Due after five years	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Current assets
Marketable securities	88	214	884	1,820	1,203	4,209
Derivative financial instruments and accrued interest on derivative financial instruments	145	2	256			403
Cash and cash equivalents	5,317	1,004				6,321

Total current assets	5,550	1,220	1,140	1,820	1,203	10,933

Non-current liabilities
Financial debts				1,280	39	1,319

Total non-current liabilities				1,280	39	1,319

Current liabilities
Financial debts	5,768		1,122			6,890
Derivative financial instruments	52	7	168	18		245

Total current liabilities	5,820	7	1,290	18		7,135

Net liquidity	(270)	1,213	(150)	522	1,164	2,479

        The balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

16.   Other current assets

		2006	2005
		($ millions)	($ millions)
Withholding tax recoverable		272	35
Life insurance subsidiary receivables		146	167
Prepaid expenses	—third parties	237	202
	—associated companies	7	20
Other receivables	—third parties	1,382	1,005
	—associated companies	10	13

Total other current assets		2,054	1,442

17.   Details of shares and share capital movements

	Number of shares(1)
	Dec 31, 2004	Movement in year	Dec 31, 2005	Movement in year	Dec 31, 2006
Total Novartis shares	2,777,210,000	(38,039,000)	2,739,171,000	(10,200,000)	2,728,971,000

Treasury shares
Shares reserved for share-based compensation of associates	41,569,718	(1,278,098)	40,291,620	(6,733,603)	33,558,017
Unreserved treasury shares	398,145,155	(35,182,275)	362,962,880	(15,781,356)	347,181,524

Total treasury shares	439,714,873	(36,460,373)	403,254,500	(22,514,959)	380,739,541

Total outstanding shares	2,337,495,127	(1,578,627)	2,335,916,500	12,314,959	2,348,231,459

	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Share capital	1,008	(14)	994	(4)	990
Treasury shares	(159)	13	(146)	6	(140)

Outstanding share capital	849	(1)	848	2	850

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 224,831,405 treasury shares, are dividend bearing.

        There are outstanding written call options on Novartis shares of 18.4 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is $37.99 and they have remaining contractual lives of up to 8 years.

18.   Non-current financial debts

	2006	2005
	($ millions)	($ millions)
Straight bonds	1,318	2,294
Liabilities to banks and other financial institutions(1)	666	128
Finance lease obligations	12	19

Total (including current portion of non-current financial debt)	1,996	2,441
Less current portion of non-current financial debt	(1,340)	(1,122)

Total non-current financial debts	656	1,319

Straight bonds
USD
9.0% bonds 2006 of Gerber Products Company, Fremont, Michigan, US		34
EUR
4.0% EUR 900 million bond 2001/2006 of Novartis Securities Investment Ltd., Hamilton, Bermuda(2)		1,068
EUR
3.75% EUR 1 billion bond 2002/2007 of Novartis Securities Investment Ltd., Hamilton, Bermuda	1,318	1,192

Total straight bonds	1,318	2,294

(1)
Average interest rate 2.3% (2005: 3.9%).

(2)
Swapped into Swiss francs in 2002.

	2006	2005
	($ millions)	($ millions)
Breakdown by maturity
2006		1,122
2007	1,340	1,224
2008	32	23
2009	528	19
2010	17	14
2011	16
Thereafter	63	39

Total	1,996	2,441

Breakdown by currency
USD	6	9
EUR	1,473	1,318
CHF		1,069
JPY	504
Others	13	45

Total	1,996	2,441

Fair value comparison	2006 Balance sheet	2006 Fair values	2005 Balance sheet	2005 Fair values
	($ millions)	($ millions)	($ millions)	($ millions)
Straight bonds	1,318	1,318	2,294	2,321
Others	678	678	147	147

Total	1,996	1,996	2,441	2,468

Collateralized non-current financial debt and pledged assets	2006	2005
	($ millions)	($ millions)
Total amount of collateralized non-current financial debts	29	19
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	118	91

        The assets are pledged for bank overdraft facilities at usual market conditions.

        The percentage of fixed rate financial debt to total financial debt was 27% and 28% at December 31, 2006 and 2005, respectively.

        The financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt is 3.0% (2005: 4.2%).

19.   Provisions and other non-current liabilities

	2006	2005
	($ millions)	($ millions)
Accrued liability for employee benefits:
—defined benefit pension plans	1,343	1,480
—other long-term employee benefits and deferred compensation	343	284
—other post-employment benefits	993	1,033
Liabilities for life insurance subsidiary activities	638	559
Environmental provisions	239	189
Provision for legal matters.	634	621
Other non-current liabilities	344	283

Total	4,534	4,449

19.1 Environmental matters

        Novartis has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 1. The provision recorded at December 31, 2006 consists of

$141 million (2005: $105 million) provided for remediation at third party sites and $112 million (2005: $97 million) for remediation at owned facilities. In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect to certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability.

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

        In connection with the acquisition of the Hexal group of companies, a subsidiary within the Sandoz Division has entered into a lease agreement for a factory in Radebeul, Germany owned by a Hexal company that was not acquired by Novartis. Because the Radebeul site has supported chemical manufacturing for many years Novartis is continuing, with the support of the local Saxony government, a thorough review of potential environmental contamination. Novartis believes that it has limited liability exposure for pre-existing environmental contamination or health risks associated therewith, if any, and should liability accrue, Novartis has been indemnified by the Sellers under the Hexal acquisition documents and separately by commitments of the local government.

        Novartis believes that its total provisions for environmental matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations or cash flows in a given period.

        The following table shows the movements in the environmental liability provisions during 2006, 2005 and 2004:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
January 1	202	218	179
Impact of business combinations	18
Cash payments	(15)	(19)	(9)
Releases		(1)	(4)
Additions	36	26	41
Translation effects	12	(22)	11

December 31	253	202	218
Less current liability	(14)	(13)	(16)

Non-current liability at December 31	239	189	202

19.2 Legal matters

        A number of Novartis subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of business, including product liability, commercial, employment and wrongful discharge, securities, environmental and tax litigations and claims, government investigations, intellectual property matters, and other legal proceedings. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. While Novartis does not believe that any of the matters will have a material adverse effect on its financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows in any particular period.

        From time to time, Novartis subsidiaries may be subject to government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is Novartis policy to cooperate with such investigations.

        In the interest of transparency, Novartis is providing information on the following matters:

Product Liability matters

HRT Litigation

        Novartis subsidiaries are defendants, along with various other pharmaceutical companies, in approximately 177 cases brought by approximately 1,425 plaintiffs claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

SMON (Subacute Myelo Optico Neuropathy)

        In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product

Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future healthcare costs of the claimants.

Zometa/Aredia Litigation

        A Novartis subsidiary is a defendant in approximately 201 cases brought by approximately 253 named plaintiffs who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia. Three of these cases purport to be class actions. Discovery is continuing in these cases.

        Novartis maintains property damage, business interruption, product liability and other insurance policies with third parties, covering claims on a worldwide basis. Changes in the product liability insurance market for originator pharmaceutical products have made purchase of such policies not economical. For certain pharmaceutical substances, coverage cannot be obtained at all. To cope with this change in market dynamics, Novartis has established provisions for the product liability risks of the Group up to certain limits. Since January 1, 2006, these provisions have provided the sole means for affirmatively managing the product liability risks of Novartis Pharmaceuticals Division. Product liability insurance coverage for all other Divisions continues to be acquired from third parties. Novartis records product liability provisions for estimated obligations for claims and related legal defense cost. Novartis believes that its insurance coverage and provisions are reasonable and provide the best estimate in the light of its business and the risks to which it is subject. The provisions are based on Management's judgment, opinion of legal counsel and actuarially determined estimates. However, events may occur which in whole or in part, might not be covered by insurance or the provisions that Novartis have put in place.

        The largest portion of product liability risk provisions have been actuarially determined taking into consideration such factors as past experience, number and amount of claims reported, estimates of claims incurred but not reported, cost of defending claims and other assumptions. As actual experience becomes known the Group will continue to refine and adjust its product liability estimates. Actual experience may also include provisions for product liability litigation and claims that differ significantly in size or frequency from historical experience. Novartis will provide for those matters when known. If any of the assumptions used in this actuarial calculation were proven to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been booked and the potential liability.

        At December 31, 2006 the following key assumptions were used for the actuarially determined provisions:

%
Weighted average worldwide inflation rate used for defending and settling claims	5.8
Weighted average worldwide discount rate for determining the net present value of estimated product liabilities not yet reported	4.5

        A one percentage point change in the difference between these two rates amounts to an approximate $30 million income statement effect.

Other matters

Average Wholesale Price Litigation

        Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and "best price", which are used by the US government to calculate, respectively, Medicare and Medicaid reimbursements. Discovery is ongoing in certain of these cases. Motions to dismiss the complaint or for summary judgment have been filed by the defendants in certain other of these cases.

Chiron/Fluvirin

        The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron's inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class action lawsuits alleging breaches of the securities laws and of shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. Once the memorandum of understanding has been executed, it will be submitted to the court for approval. The share derivative litigations have all been dismissed.

Gender Discrimination

        Certain US Novartis subsidiaries are defendants in a purported class action brought in Federal Court in New York by certain female pharmaceutical sales representatives who allege that they were discriminated against because of their gender. A motion for summary judgment has been filed by a Novartis subsidiary.

Trileptal Investigation

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

Wage and Hour Litigation

        Certain pharmaceutical sales representatives have filed suit in State Court in California and in Federal Court in New York against US Novartis subsidiaries alleging that they violated wage and hour laws by failing to pay overtime pay to the sales representatives. Certain of the claims are brought on behalf of a purported class of plaintiffs. The California State Court action has been removed to Federal Court and transferred to New York for pretrial proceedings.

Intellectual Property matters

Contact Lenses

        Several lawsuits are pending relating to the Nicolson patents, which protect CIBA Vision NIGHT & DAY and O2OPTIX silicone hydrogel contact lens technology. Johnson & Johnson filed a suit against CIBA Vision in 2003, seeking a declaration that their Acuvue® Advance™ product does not infringe the Nicolson patents and/or that the patents are invalid. Two subsequent additional suits were filed by

Johnson & Johnson, seeking declaration that the launch of their Oasys™ and Advance™ toric products do not infringe these CIBA Vision patents. Discovery is ongoing in these cases. Similarly, CooperVision filed suit in April 2006 seeking a declaratory judgment of invalidity and non-infringement of the Nicolson patents, and alleging infringement of five patents relating to optical designs and edge profiles of certain kinds of contact lenses by CIBA Vision's product, O2OPTIX. Rembrandt Vision Technologies has also filed a patent infringement suit against CIBA Vision in October 2005. The asserted patent relates to the surface treatment of lenses and involves CIBA Vision's O2OPTIX and NIGHT & DAY, products.

Lotrel

        Lotrel is a combination of benazepril hydrochloride and amlodipine besylate. Patent protection for the benazepril substance has expired in the US. Patent protection for the amlodipine besylate substance will expire in the US in March 2007. In addition to these patents, Lotrel is protected by an additional combination patent in the US until 2017. Generic manufacturers have challenged this patent, and Novartis has sued them. Our action against one of these manufacturers is currently stayed.

        Several matters which Novartis previously disclosed were resolved in 2006, or are likely to be resolved in 2007 or afterwards, with no significant risk to the Group's financial position absent unforeseen events or circumstances. These matters are: Fen-Phen and PPA product liability litigation; Chiron Acquisition, Pharmaceutical Antitrust Litigation, Canadian Importation Litigation and Terazosin litigation; the UK Generics investigation; and intellectual property litigation involving the Group's products Exelon, Famvir, Focalin, Miacalcin/Miacalcic, Neoral and Omeprazole.

        Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations and cash flows in a given period.

        The following table shows the movements in the legal and product liability provisions during 2006, 2005 and 2004:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
January 1	825	1,012	867
Impact of business combinations	46	79
Cash payments	(159)	(249)	(141)
Releases	(56)	(107)	(71)
Additions	233	115	343
Translation effects	14	(25)	14

December 31	903	825	1,012
Less current liability	(269)	(204)	(316)

Total non-current liability at December 31	634	621	696

20.   Current financial debt

	2006	2005
	($ millions)	($ millions)
Interest bearing employee accounts	972	897
Other bank and financial debt	2,809	4,047
Commercial paper	1,439	824
Current portion of non-current financial debt	1,340	1,122
Fair value of derivative financial instruments	83	245

Total current financial debt	6,643	7,135

        The balance sheet values of current financial debt, other than the current portion of non-current financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other current financial debt including employee accounts was 2.4% and 2.1% in 2006 and 2005, respectively.

21.   Provisions and other current liabilities

	2006	2005
	($ millions)	($ millions)
Taxes other than income taxes	335	270
Restructuring provisions	86	31
Accrued expenses for goods and services received but not invoiced	737	1,079
Provisions for royalties	269	205
Provisions for revenue deductions	1,428	1,262
Potential claims from life insurance activities	172	184
Provisions for compensation and benefits including social security and pension funds	878	650
Environmental liabilities	14	13
Deferred income relating to government grants	77	74
Deferred purchase consideration	9
Provision for legal matters	269	204
Other payables	1,462	1,007

Total provisions and other current liabilities	5,736	4,979

        Provisions are based upon Management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Restructuring charges

        In 2006, charges of $139 million were incurred in conjunction with the acquisition of Chiron. The charges comprised employee termination costs of $119 million and other third party costs of $20 million. In total, 1,640 employees are impacted by the various restructuring plans, 671 of them have left the Group in 2006.

        In 2006 and 2005, charges of $30 million and $51 million, respectively, were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised employee termination costs of $13 million in 2006 and $36 million in 2005, and other third party costs of $17 million in 2006 and $15 million in 2005. In total, 990 employees were impacted by the various restructuring plans, all but 330 of them have now left the Group. All other significant actions associated with the plan were completed during 2006.

        Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

        It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

        The releases to income in 2006, 2005 and 2004 of $7 million, $19 million and $6 million, respectively were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Employee termination costs	Property, plant & equipment impairments	Other third party costs	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Balance at January 1, 2004	18	13	12	43
Cash payments	(23)		(3)	(26)
Releases			(6)	(6)
Additions	29	16	2	47
Transfer to property, plant & equipment or other balance sheet position		(29)		(29)
Translation effects			1	1

Balance at December 31, 2004	24		6	30
Cash payments	(26)		(3)	(29)
Releases	(10)		(9)	(19)
Additions	36		15	51
Translation effects	(2)			(2)

Balance at December 31, 2005	22		9	31
Cash payments	(92)		(16)	(108)
Releases			(7)	(7)
Additions	132		37	169
Translation effects	1			1

Balance at December 31, 2006	63	—	23	86

22.   Cash flows from continuing operations arising from changes in working capital and other operating items included in operating cash flow

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Change in inventories	(117)	185	57
Change in trade accounts receivable	(513)	(505)	(311)
Change in trade accounts payable	258	(28)	215
Change in other net current assets and other operating cash flow items	382	987	96
Change in other long-term liabilities(1)	156	199

Total	166	838	57

(1)
The 2004 amount is included in "Change in other net current assets and other operating cash flow items".

23.   Acquisitions and divestments of businesses

23.1 Cash flow arising from acquisitions and divestments of businesses

        The following is a summary of the cash flow impact of acquisitions and divestments of businesses:

	2006 Acquisitions	2006 Divestments	2005 Acquisitions	2005 Divestments	2004 Acquisitions	2004 Divestments
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Property, plant & equipment	(1,031)	38	(665)		(29)	3
Currently marketed products including trademarks	(3,256)	2	(2,123)		(262)
In-process research and development	(1,216)		(619)		(139)
Other intangible assets	(307)		(346)		(90)
Financial assets including deferred tax assets	(438)	21	(199)		(5)
Inventories	(540)	35	(692)		(69)	4
Trade accounts receivable and other current assets	(535)	68	(409)		(20)
Marketable securities and cash	(1,771)	1	(319)		(6)
Long-term and short-term financial debts	1,462	(150)	338		94	(2)
Trade accounts payable and other liabilities including deferred tax liabilities	2,346	(82)	1,866		109	(3)
Accrued liabilities to seller		11
Translation effects		10

Identifiable net assets acquired or divested	(5,286)	(46)	(3,168)		(417)	2
Proportionate fair value of acquired identifiable net assets of existing interest	2,154
Acquired/divested liquidity	1,739	(1)	155		6

Sub-total	(1,393)	(47)	(3,013)		(411)	2

Refinancing of acquired debt					(86)
Refinancing of intercompany financial debt, net		129
Goodwill	(3,155)	23	(5,531)		(535)
Divestment gain/(loss)		122		8		(1)

Net cash flow	(4,548)	227	(8,544)	8	(1,032)	1

thereof:
Net cash flow from discontinuing operations		201			(386)
Net cash flow from continuing operations	(4,548)	26	(8,544)	8	(646)	1

        Notes 2 and 3 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

23.2 Assets and liabilities arising from acquisitions

2006	Fair value(1)	Revaluation due to purchase accounting(1)	Acquiree's carrying amount
	($ millions)	($ millions)	($ millions)
Property, plant & equipment	1,031	123	908
Currently marketed products including trademarks	3,256	2,699	557
In-process research and development	1,216	1,216
Other intangible assets	307	307
Financial assets including deferred tax assets	438	33	405
Inventories	540	224	316
Trade accounts receivable and other current assets	535	11	524
Marketable securities and cash	1,771		1,771
Long-term and short-term financial debts	(1,462)	(18)	(1,444)
Trade accounts payable and other liabilities including deferred tax liabilities	(2,346)	(1,656)	(690)

Net identifiable assets acquired	5,286	2,939	2,347

Goodwill	3,155

Net assets recognized as a result of business combinations	8,441

(1)
The acquisition of Chiron Corporation was the principal acquisition during the year. The fair value adjustments also include $637 million of IPR&D arising on the NeuTec Pharma plc acquisition which also contributed $129 million of goodwill and a reclassification reducing Hexal AG's IPR&D by $221 million with a corresponding increase to goodwill of $134 million and reclassification of $87 million to other categories of assets and liabilities including a reduction in the purchase price of $6 million.

2005	Fair value	Revaluation due to purchase accounting	Acquiree's carrying amount
	($ millions)	($ millions)	($ millions)
Property, plant & equipment	665	52	613
Currently marketed products including trademarks	2,123	2,093	30
In-process research and development	619	619
Other intangible assets	346	339	7
Financial assets including deferred tax assets	199	4	195
Inventories	692	184	508
Trade accounts receivable and other current assets	409	2	407
Marketable securities and cash	319		319
Long-term and short-term financial debts	(338)		(338)
Trade accounts payable and other liabilities including deferred tax liabilities	(1,866)	(1,037)	(829)

Net identifiable assets acquired	3,168	2,256	912

Goodwill	5,531

Net assets recognized as a result of business combinations	8,699

        The goodwill arising out of the acquisitions reflects mainly the value of expected buyer specific synergies, future products and the acquired assembled workforce. The amount of goodwill expected to be deductible for tax purposes on the year's acquisitions is nil (2005: $3.6 billion).

        Professional fees and related costs capitalized for the acquisitions amount to $43 million (2005: $28 million; 2004: $12 million).

23.3 Assets and liabilities related to discontinuing operations

Assets related to discontinuing operations	2006
($ millions)
Property, plant & equipment	69
Intangible assets	370
Deferred tax assets	10
Other financial assets	8

Total non-current assets reclassified as assets related to discontinuing operations	457

Inventories	120
Trade accounts receivable	139
Other current assets	16
Cash and cash equivalents	4

Total current assets reclassified as assets related to discontinuing operations	279

Total assets related to discontinuing operations	736

Liabilities related to discontinuing operations	2006
($ millions)
Financial debts	2
Deferred tax liabilities	18
Provisions and other non-current liabilities	31

Total non-current liabilities reclassified as liabilities related to discontinuing operations	51

Trade accounts payable	69
Financial debts	5
Current income tax liabilities	17
Provisions and other current liabilities	65

Total current liabilities reclassified as liabilities related to discontinuing operations	156

Total liabilities related to discontinuing operations	207

23.4 Cash flow from discontinuing operations

        The following is a summary of the cash flow components of the discontinuing operations:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities	118	105	31
Cash flow used for investing activities	190	(33)	(401)
Cash flow used for financing activities		4	1

Total cash flow from discontinuing operations	308	76	(369)

24.   Changes in consolidated statement of recognized income and expense

        The statement of recognized income and expense includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and translation effects. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, currency and interest rate movements.

        The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments on marketable securities	Fair value adjustments of deferred cash flow hedges	Actuarial gains/ losses from defined benefit plans	Revaluation of initial minority interest in Chiron	Cumulative translation effects	Discontinuing operations	Total fair value adjustments
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Fair value adjustments at January 1, 2004	75	7	(653)		828		257

Fair value adjustments on financial instruments	324	(27)					297
Actuarial net losses from defined benefit plans			(1,038)				(1,038)
Translation effects					949		949

Total fair value adjustments in 2004	324	(27)	(1,038)		949		208

Fair value adjustments at December 31, 2004	399	(20)	(1,691)		1,777		465

Fair value adjustments on financial instruments	(76)	1					(75)
Actuarial net losses from defined benefit plans			(400)				(400)
Translation effects					(1,976)		(1,976)

Total fair value adjustments in 2005	(76)	1	(400)		(1,976)		(2,451)

Fair value adjustments at December 31, 2005	323	(19)	(2,091)		(199)		(1,986)

Transfers relating to discontinuing operations			8		(7)	(1)
Fair value adjustments on financial instruments	67	27					94
Actuarial net gains from defined benefit plans			141				141
Revaluation of initial minority interest in Chiron				592			592
Translation effects					1,485		1,485
Fair value movements for discontinuing operations in year						5	5

Total fair value adjustments in 2006	67	27	149	592	1,478	4	2,317

Fair value adjustments at December 31, 2006	390	8	(1,942)	592	1,279	4	331

24.1    The 2006, 2005 and 2004 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	($ millions)	($ millions)	($ millions)
Fair value adjustments at January 1, 2004	75	7	82

Changes in fair value:
—available-for-sale marketable securities	23		23
—other financial assets	19		19
—associated companies' equity movements	26		26
Realized net losses transferred to the income statement:
—marketable securities sold	185		185
—derivative financial instruments		(25)	(25)
—other financial assets sold	(7)		(7)
Impaired marketable securities and other financial assets	101		101
Deferred tax on above	(23)	(2)	(25)

Fair value adjustments during the year	324	(27)	297

Fair value adjustments at December 31, 2004	399	(20)	379

Changes in fair value:
—available-for-sale marketable securities	(81)		(81)
—cash flow hedges		(14)	(14)
—other financial assets	25		25
—associated companies' equity movements	(6)		(6)
Realized net gains transferred to the income statement:
—marketable securities sold	(69)		(69)
—derivative financial instruments		15	15
—other financial assets sold	(65)		(65)
Impaired marketable securities and other financial assets	92		92
Deferred tax on above	28		28

Fair value adjustments during the year	(76)	1	(75)

Fair value adjustments at December 31, 2005	323	(19)	304

Fair value adjustments at December 31, 2005	323	(19)	304

Changes in fair value:
—available-for-sale marketable securities	(27)		(27)
—cash flow hedges		(31)	(31)
—other financial assets	80		80
—associated companies' equity movements	(5)		(5)
Realized net losses transferred to the income statement
—marketable securities sold	(2)		(2)
—derivative financial instruments		65	65
—other financial assets sold	(15)		(15)
Impaired marketable securities and other financial assets	46		46
Deferred tax on above	(10)	(7)	(17)

Fair value adjustments during the year	67	27	94

Fair value adjustments at December 31, 2006	390	8	398

24.2    Actuarial gains/losses from defined benefit plans arise from:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Defined benefit pension plans before tax	157	(502)	(1,381)
Other post-employment benefit plans before tax	81	(90)	(91)
Taxation on above	(97)	192	434

Total after tax	141	(400)	(1,038)

24.3    The Group has investments in associated companies, principally Roche Holding AG and Chiron Corporation up to April 2006 when it was fully acquired and thereafter consolidated. The Group's share in movements in these companies' equity, are recognized directly in the Group's Statement of Recognized Income and Expense, net of tax. The translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts.

24.4    The balance sheet carrying value of the minority investment in Chiron Corporation in April 2006 when Novartis acquired all the outstanding shares has been revalued to its proportionate share of the fair value of the identified assets and liabilities. The revaluation of $1.0 billion was reduced by $0.4 billion representing the Novartis carrying amount of Chiron's pre-acquisition goodwill.

24.5    As a result of the liquidation of subsidiaries or the partial repayment of capital by subsidiaries, $46 million (2004: $301 million) of cumulative translation effects have been transferred into financial income in 2005.

25.   Changes in consolidated equity

25.1    At the 2006 Annual General Meeting a CHF 1.15 per share dividend was approved amounting to $2 billion which was paid in 2006 (2005: dividend payment was CHF 1.05 per share and amounted to $2.1 billion; 2004: dividend payment was CHF 1.00 per share and amounted to $1.9 billion). The amount available for dividend distribution is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

25.2    In 2006 no shares were acquired under the fourth share buy-back program on the SWX second trading line (2005: $0.5 billion; 2004: $0.7 billion). In 2004 $1.0 billion of shares were acquired under the Group's third buy-back program on the second trading line. Overall in 2006, a total of 8 million shares net have been sold (2005: 3 million shares, net repurchased) for $0.2 billion (2005: $0.2 billion; 2004: $1.8 billion). These transactions include shares bought and sold on the first and second trading line, transactions with associates and the exercising of options related to share-based compensation.

25.3    Pursuant to a resolution approved at the February 28, 2006 Annual General Meeting, 10.2 million shares with a nominal value of $4 million were cancelled (2005: 38 million shares were cancelled with a nominal value of $14 million; 2004: 24.3 million shares were cancelled with a nominal value of $9 million).

25.4    Equity settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5    Transfers between components of equity are due to a transfer in 2006 of $14 million of cumulative translation effects and $10 million of actuarial losses from fair value adjustments to the discontinuing operations. In 2006 share premium has been reduced by $1 million (2005: decreased by $3 million; 2004: increased by $26 million) to the permitted minimum under Swiss company law of 20% of the Novartis AG share capital and Group retained earnings were increased by this amount.

26.   Post-employment benefits of associates

26.1
Defined benefit plans

        The Group has, apart from the legally required social security schemes, numerous independent pension and other post-employment benefit plans. For certain Group companies, however, no independent assets exist for the pension and other long-term benefit obligations of associates. In these cases the related liability is included in the balance sheet.

        Defined benefit pension plans cover a significant number of the Group's associates. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair values and their actual return in 2006 was $771 million (2005: $1,083 million). The defined benefit obligation of unfunded pension plans was $898 million at December 31, 2006 (2005: $804 million). The measurement dates for the pension plans and the other post-employment benefits were between September 30, 2006 and December 31, 2006 depending on the plan. Any changes between the measurement date and year-end are monitored and adjusted, if necessary.

        The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2006 and 2005:

	Pension plans		Other post-employment benefit plans
	2006	2005	2006	2005
	($ millions)	($ millions)	($ millions)	($ millions)
Benefit obligation at beginning of the year	15,632	16,488	1,024	828
Benefit obligations related to discontinuing operations	(49)		(10)
Service cost	417	363	51	33
Interest cost	559	567	50	49
Actuarial losses	(144)	869	(81)	90
Plan amendments	(7)	55	4	73
Translation effects	1,076	(1,921)		1
Benefit payments	(865)	(855)	(51)	(50)
Contributions of associates	63	63
Effect of acquisitions or divestments	85	3

Benefit obligation at end of the year	16,767	15,632	987	1,024

Fair value of plan assets at beginning of the year	16,059	17,663	24
Plan assets related to discontinuing operations	(21)
Expected return on plan assets	758	716	1	(1)
Actuarial gains	13	367
Translation effects	1,094	(2,119)
Novartis Group contributions	388	224	46	49
Contributions of associates	63	63
Plan amendments				26
Benefit payments	(865)	(855)	(51)	(50)
Effect of acquisitions or divestments	26

Fair value of plan assets at end of the year	17,515	16,059	20	24

Funded Status	748	427	(967)	(1,000)
Unrecognized past service cost	11	12	(26)	(33)

Net asset/(liability) in the balance sheet	759	439	(993)	(1,033)

        The movement in the net asset and the amounts recognized in the balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2006	2005	2006	2005
	($ millions)	($ millions)	($ millions)	($ millions)
Movement in net asset or (liability)
Net asset or (liability) in the balance sheet at beginning of the year	439	1,181	(1,033)	(862)
Net asset or (liability) related to discontinuing operations	28		10
Net periodic benefit cost	(199)	(218)	(96)	(58)
Novartis Group contributions	388	224	46	49
Past service costs arisen in the current year	(12)	10		(6)
Plan amendments, net	(1)	(55)	3	(65)
Effect of acquisitions or divestments	(59)	(3)	(4)
Change in actuarial gain/losses	157	(502)	81	(90)
Translation effects	18	(198)		(1)

Net asset or (liability) in the balance sheet at end of the year	759	439	(993)	(1,033)

Amounts recognized in the balance sheet
Prepaid benefit cost	2,102	1,919
Accrued benefit liability	(1,343)	(1,480)	(993)	(1,033)

Net asset or (liability) in the balance sheet at the end of the year	759	439	(993)	(1,033)

        The net periodic benefit cost recorded in the income statement consists of the following components:

	Pension plans			Other post-employment benefit plans
	2006	2005	2004	2006	2005	2004
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Components of net periodic benefit cost
Service cost	417	363	299	51	33	24
Interest cost	559	567	580	50	49	42
Expected returns on plan assets	(758)	(716)	(715)	(1)	1
Recognized past service cost	(11)	4	(19)	(4)	(7)	(14)
Curtailment/settlement gains	(8)				(18)

Net periodic benefit cost	199	218	145	96	58	52

        The principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates are as follows:

	Pension plans			Other post-employment benefit plans
	2006	2005	2004	2006	2005	2004
	(%)	(%)	(%)	(%)	(%)	(%)
Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	3.6	3.4	3.8	5.8	5.5	5.8
Expected rate of salary increase	3.7	2.7	2.8
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.4	3.8	4.3	5.5	5.8	5.8
Expected return on plan assets	4.5	4.5	4.5
Expected rate of salary increase	2.7	2.8	2.1

        The following shows a five year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities.

	2006	2005	2004	2003	2002
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Plan assets	17,515	16,059	17,663	16,128	14,365
Defined benefit obligation	(16,767)	(15,632)	(16,488)	(13,865)	(11,320)

Surplus	748	427	1,175	2,263	3,045

Differences between expected and actual return on plan assets	13	367	23	120	(2,143)
Actuarial adjustments on plan liabilities	144	(869)	(1,401)	(695)	1,108

        The weighted average asset allocation of funded defined benefit plans at December 31, 2006 and 2005 was as follows:

	Pension plans
	Long-term target	2006	2005
	(%)	(%)	(%)
Equity securities	15–40	30	22
Debt securities	45–70	54	61
Real estate	0–15	8	8
Cash and other investments	0–15	8	9

Total		100	100

        Strategic pension plan asset allocations are determined by the objective to achieve an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon current market and economic environments, actual asset allocation may periodically be permitted to deviate from policy targets. Estimated returns on assets are determined based on the strategic asset allocation and are reviewed periodically.

        The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2006 were as follows:

	Pension plans	Other post-employment benefit plans
	($ millions)	($ millions)
Novartis Group contributions
2007 (estimated)	177	53
Expected future benefit payments
2007	954	53
2008	946	55
2009	957	58
2010	964	60
2011	974	62
2012–2016	5,042	347

        The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2006	2005	2004
Healthcare cost trend rate assumed for next year	9.0%	10.0%	11.0%
Rate to which the cost trend rate is assumed to decline	4.8%	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2012	2012	2012

        A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2006 would have the following effects:

	1% point increase	1% point decrease
	($ millions)	($ millions)
Effects on total of service and interest cost components	16	(13)
Effect on post-employment benefit obligations	124	(104)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2006 was 21.6 million shares with a market value of $1.2 billion (2005: 21.6 million shares with a market value of $1.1 billion). These funds sold no Novartis AG shares during the year ended December 31, 2006 (2005: 9.3 million). The amount of dividends received on Novartis AG shares held as plan assets by these funds were $20 million for the year ended December 31, 2006 (2005: $26 million; 2004: $25 million).

26.2 Defined contribution plans

        In some Group companies associates are covered by defined contribution plans and other long-term benefits of associates. The liability of the Group for these benefits is reported in other long-term benefits of associates and deferred compensation and at December 31, 2006 amounts to $343 million (2005: $284 million). In 2006 contributions charged to the consolidated income statement for the defined contribution plans were $123 million (2005: $118 million; 2004: $94 million).

27.   Share participation plans of associates

        Associate and management share participation plans can be separated into the Novartis equity plan "Select" and other share plans (the "Plans"). The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of IFRS 2, grants prior to November 7, 2002, have not been included in the income statement. Total expense related to all Novartis equity plans in the 2006 income statement was $653 million (2005: $532 million; 2004: $462 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $154 million (2005: $149 million; 2004: $166 million). The total amount of cash used to settle awards was $100 million (2005: $97 million). As of December 31, 2006, there was $478 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.75 years. The amount of related income tax benefit recognized in the income statement was $172 million (2005: $148 million; 2004: $126 million). In addition, due to its majority owned US quoted subsidiary Idenix Pharmaceuticals Inc., Novartis recognized an additional share-based compensation expense of $9 million (2005: $6 million). Participants in the Novartis equity plans from discontinuing operations were granted 32,428 shares (2005: 58,194 shares) and 135,463 options (2005: 157,539 options). The expense recorded in the 2006 income statement amounted to $4 million (2005: $4 million; 2004: $3 million).

27.1 Novartis Equity Plan "Select"

        Under the plan called "Select" as adopted by the Board of Directors in 2004, participants can elect to receive their equity awards in the form of restricted shares, tradable share options, or a combination thereof. The Compensation Committee allocates the number of shares and share options based on the individual choice of the participant before the predetermined grant date. The share options are tradable, expire at the tenth anniversary and are exercisable for one share each (1:1). The exercise price equals the market price of the underlying share at the predetermined grant date. Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a consequence, if a participant leaves Novartis, shares or options not yet vested are forfeited if not determined otherwise by the Compensation Committee (e.g. for reorganizations or divestments).

        These long-term incentive awards in the form of restricted shares and/or tradable share options are made each year based on the associate's individual year-end performance rating. Participants in the Novartis equity plan Select were granted 1,171,478 shares (2005: 1,294,567 shares) for the Novartis Equity Plan "Select" outside North America and 2,109,924 ADS (2005: 2,270,646 ADS) for the Novartis Equity Plan "Select" for North America.

A)    Novartis Equity Plan "Select" outside North America

        Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group's profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending new tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will not come into force before 2008, at the earliest, at which point the vesting period might be reviewed.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" outside North America 2006	Novartis Equity Plan "Select" outside North America 2005
Valuation date	February 6, 2006	February 4, 2005
Expiration date	February 5, 2016	February 3, 2015
Closing share price on grant date	CHF 71.30	CHF 57.45
Exercise price	CHF 71.30	CHF 57.45
Volatility	16%	16%
Expected dividend yield	2.05%	1.8%
Interest rate	2.5%	2.4%
Market value of option at grant date	CHF 13.91	CHF 11.07

        The expense recorded in the 2006 income statement amounted to $111 million (2005: $95 million; 2004: $86 million).

        The weighted average prices in the table below are translated from Swiss Francs into US dollars at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2006		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	16.5	43.6	18.6	48.1
Granted	4.5	54.0	7.1	47.8
Sold	(3.5)	41.6	(8.6)	35.9
Forfeited	(0.4)	50.1	(0.6)	46.8

Outstanding at December 31	17.1	46.6	16.5	43.6

Exercisable at December 31	6.1	40.2	5.4	36.4

Weighted average fair value of options granted during the year ($)	9.7			14

        All options were granted at an exercise price which, since 2004, was equal to the market price of the Group's shares at the grant date and between 2000 and 2003 was greater than the market price of the Group's shares at the grant date. The weighted average exercise price during the period the options were sold in 2006 was $41.6, which led to the realization of a total intrinsic value of approximately $45.9 million. The weighted average remaining contractual term for options outstanding at the year end was 7.3 years and 5.3 years for options exercisable. Options outstanding had an aggregate intrinsic value of $138 million and $69 million for options exercisable.

        The following table summarizes information about share options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
	(millions)	(years)	($)	(millions)	($)
30–34	2.1	4.8	34.5	2.0	34.6
35–39	1.2	3.8	36.7	1.2	36.7
40–44	0.4	3.2	42.7	0.4	42.7
45–49	9.1	7.7	47.3	2.5	46.1
50–54	4.3	9.0	54.0

Total	17.1	7.3	46.6	6.1	40.2

B)    Novartis Equity Plan "Select" for North America

        The plan provides for equity awards to North America-based Directors (through 2002), executives and other selected associates, thus replacing the US Management ADS Appreciation Rights plan. The terms and conditions of the Novartis Equity Plan "Select" for North America are substantially equivalent to the Novartis Equity Plan "Select" outside North America. As of 2004, ADS options granted under the plan are tradable, therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" for North America 2006	Novartis Equity Plan "Select" for North America 2005
Valuation date	February 6, 2006	February 4, 2005
Expiration date	February 5, 2016	February 3, 2015
Closing ADS price on grant date	$54.70	$47.84
Exercise price	$54.70	$47.84
Volatility	15%	15%
Expected dividend yield	2.05%	1.8%
Interest rate	5.0%	4.5%
Market value of option at grant date	$15.67	$12.85

        The expense recorded in the 2006 income statement amounted to $210 million (2005: $166 million; 2004: $114 million).

        Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contracts were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date.

        The expense of US Management ADS Appreciation Rights Plan recorded in the 2006 income statement amounted to $13 million (2005: $12 million; 2004: $21 million).

	2006		2005
Fair value comparison	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	42.8	41.2	44.1	39.1
Granted	7.9	54.7	9.9	47.8
Sold or exercised	(10.4)	37.0	(8.1)	38.3
Forfeited	(1.7)	48.0	(3.1)	40.7

Outstanding at December 31	38.6	44.7	42.8	41.2

Exercisable at December 31	16.2	38.0	10.8	39.0

Weighted average fair value of options granted during the year ($)	15.6			13

        All share options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average exercise price during the period the share options were exercised in 2006 was $37, which led to the realization of a total intrinsic value of approximately $200 million. Participants paid a total of $383 million as exercise price. The actual tax benefit from share options exercised was $92 million. The weighted average remaining contractual term for options outstanding at the year end was 7.1 years and 5.6 years for options exercisable. Options outstanding had an aggregate intrinsic value of $523 million and $328 million for options exercisable.

        The following table summarizes information about ADS options outstanding at December 31, 2006:

	ADS options outstanding			ADS options exercisable
Range of exercise prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
	(millions)	(years)	($)	(millions)	($)
35–39	13.0	5.8	36.7	13.0	36.7
40–44	2.5	4.2	42.0	2.5	42.0
45–49	15.6	7.6	47.1	0.6	46.9
50–59	7.5	9.0	54.7	0.1	54.7

Total	38.6	7.1	44.7	16.2	38.0

27.2 Other Long-Term Incentive Plans

A)    Long-Term Performance Plan

        Under the Long-Term Performance Plan around 100 key executives throughout the Group may be granted Novartis shares. Actual grants, if any, depend on the Group's overall performance over a period of three years, measured in terms of Economic Value Added (EVA), as defined internally by the Group, relative to predetermined targets, i.e. pay-outs are conditional on the achievement of the EVA objective. If the actual performance of the Group is below a threshold level or the participant leaves the Group during the performance period, then no shares will be earned.

        The Long-Term Performance Plan has been redesigned by the Compensation Committee in 2005. In the new design, the Group EVA determines the delivery of shares, if any, instead of the specific divisional or business unit EVA as was the case in the old plans.

        The first new Long-Term Performance Plan was introduced in 2006 and will have a first share delivery, if any, in February 2009. The old plans will run out via transition plans in the next years with conditional (i.e. if EVA targets are achieved) share releases in February 2007 and 2008.

        The expense recorded in the 2006 income statement amounted to $26 million (2005: $20 million; 2004: $16 million). During 2006 a total of 542,238 shares (2005: 458,251 shares) were granted to executives.

B)    Leveraged Share Savings Plans

        There are several types of Leveraged Share Savings Plans. Participating associates in principle may only participate in one of these plans in a given year.

        Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 12,000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. In 2006 approximately 5,800 associates participated in this plan.

        In the UK, associates can invest up to 5% of their monthly salary up to a maximum of GBP 125 in shares, and might be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share immediately which will vest after three years.

        Approximately 30 of the most valued key executives in the world are invited to participate in a five-year Leveraged Share Savings Plan. The shares invested in this plan are blocked for a period of five years after the investment date. At the end of the blocking period, the invested shares are matched based on a ratio of 1:1, i.e. one share for each invested share.

        No shares will be matched under the plans if an associate leaves Novartis prior to expiration of the blocking period other than due to retirement.

        The expense recorded in the 2006 income statement amounted to $275 million (2005: $232 million; 2004: $208 million). During 2006, 3,536,055 shares (2005: 3,792,981 shares) were granted to participants.

C)    Special Share Awards

        In addition to the components of compensation described above, selected associates across the Group may receive special awards of restricted or unrestricted shares. These special awards are fully discretionary. They provide the flexibility to reward particular achievements or exceptional performance of individual associates and to retain key contributors. The restricted share awards generally have a five-year vesting period. If a participant voluntarily leaves Novartis, unvested shares generally forfeit. Around 70 executives at different levels of our organization were awarded restricted shares in 2006. The expense recorded in the 2006 income statement amounted to $18 million (2005: $7 million; 2004: $18 million). During 2006 a total of 830,856 shares (2005: 792,369 shares) were granted to executives and selected associates.

        The table below provides a roll forward of non-vested shares under all plans mentioned above:

	Number of shares		Fair value
	2006	2005	2006	2005
	(in millions)	(in millions)	($ millions)	($ millions)
Non-vested shares at January 1	12.6	7.4	626.6	324.5
Granted	8.2	8.6	466.1	424.1
Vested	(5.9)	(3.0)	(289.1)	(104.4)
Forfeited	(0.6)	(0.4)	(30.8)	(17.6)

Non-vested shares at December 31	14.3	12.6	772.8	626.6

27.3 Idenix Pharmaceuticals Inc.

        Idenix Pharmaceuticals Inc. (Idenix), a majority owned subsidiary, recognizes compensation expense for share options granted to non-employees. In May 1998, it adopted the 1998 Equity Incentive Plan, as amended ("1998 Plan"), which provides for the grant of incentive share options, nonqualified share options, share awards and share appreciation rights. It initially reserved 1,468,966 shares of common stock for issuance pursuant to the 1998 Plan. It subsequently amended the 1998 Plan and reserved an additional 3,600,000 shares of common stock for issuance under the 1998 Plan. In June 2005, it approved the 2005 Share Incentive Plan ("2005 Plan"). The 2005 Plan allows for the granting of incentive share options, nonqualified share options, share appreciation rights, performance share awards and restricted share awards ("Awards"). The 2005 Plan provides for the authorization of awards covering an aggregate of 3,000,000 shares of common stock. As of September 30, 2006, the last date when information is available to Novartis and Idenix had 964,513 shares available for grant under its equity incentive plans.

        The following table shows the Idenix share-based compensation expense:

	Nine months ended September 30, 2006	Year ended December 31, 2005
	($ millions)	($ millions)
Total share-based compensation expense	7	6

        Idenix has an aggregate of $19,748,000 of share-based compensation as of September 30, 2006 remaining to be amortized over a weighted average life of 2.5 years.

        The assumptions used for the Black-Scholes method are as follows:

	Nine months ended September 30, 2006	Year ended December 31, 2005
Expected dividend yield	0%	0%
Risk-free interest rate	4.81%	3.94%
Expected option term (in years)	5.0	5.0
Expected volatility	63%	83%

        No dividend yield was assumed as Idenix does not pay dividends on its common stock. The risk-free interest rate is based on the yield of US Treasury securities consistent with the expected life of the option. The expected option term and expected volatility were determined by examining the expected option term and expected volatility of the Idenix shares as well as the expected terms and expected volatilities of similarly sized biotechnology companies. During 2006 and 2005, respectively, Idenix recorded no tax benefit associated with the exercise of employee share options.

        Information regarding outstanding share options for the nine months ended September 30, 2006 and year ended December 31, 2005 is as follows:

	Nine months ended September 30, 2006		Year ended December 31, 2005
	Options	Weighted average exercise price	Options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	3.6	12.2	3.2	7.5
Granted	1.1	15.4	1.2	20.3
Exercised	(0.2)	3.5	(0.6)	3.4
Forfeited	(0.2)	17.4	(0.2)	10.7

Outstanding at September 30, 2006 or December 31, 2005	4.3	13.3	3.6	12.2

Exercisable at September 30, 2006 or December 31, 2005	2.3	10.7	1.8	8.3

        Idenix granted 1,187,692 and 1,090,125 share options for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively. The weighted average fair value of options granted during the nine months ended September 30, 2006 and the year ended December 31, 2005 was $8.89 and $14.01, respectively. The weighted average remaining contractual term for options outstanding at September 30, 2006 was 7.7 years and 6.8 years for options exercisable. The total intrinsic value of options exercised during the nine months ended September 30, 2006 was $1,542,000. The intrinsic value was calculated as the difference between the market value as of September 30, 2006 and the weighted average exercise price of the shares.

28.   Related parties

28.1 Roche/Genentech

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting as Novartis holds 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid an initial milestone and R&D reimbursement fee of approximately $47 million and the parties will share the cost of Genentech's ongoing Phase III and other related development expenses of this product. Novartis may pay additional payments for the achievement of certain clinical development and product approval milestone payments and will pay royalties on the net sales of Lucentis products outside the US. Since Lucentis has only been launched in some countries during 2006, sales of only $19 million have been recognized by Novartis.

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties have co-developed Xolair in the US, and Novartis and Genentech are co-promoting Xolair in the US. and both are making certain joint and individual payments to Tanox. Novartis and Tanox have the non-US commercialization rights. Genentech records all sales and related costs in the US. Novartis markets the product and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting US and European operating profits, respectively, according to agreed profit-sharing percentages.

        The net fund inflow out of the two agreements described above amounted to $116 million in 2006 (2005: $80 million; 2004: $40 million). Xolair was launched in Europe in late 2005 and Novartis recognized total sales related to this product of $102 million in 2006 (including sales to Genentech for the US market).

28.2 Other Related Parties (except for Executives and Directors)

        The Group has formed approximately 25 foundations, principally for charitable purposes, which have not been consolidated as the Group does not receive a benefit therefrom. The main charitable foundation fosters healthcare and social development in rural countries. Each of these foundations is autonomous and its board is responsible for its respective administration in accordance with the foundation's purpose and applicable law.

        In 2006, the Group received short-term loans totaling $20 million (2005: $14 million) from the foundations.

        As of December 31, 2006 these foundations held approximately 6 million shares of Novartis, with a cost of approximately $32 million.

28.3 Executive and Director Compensation

        In 2006, there were 19 (2005: 20; 2004: 20) Executive Committee members, Permanent Attendees to the Executive Committee and Business Unit Heads ("Executives"), including those who retired or terminated their employment in 2005.

        The total compensation for the Executives and the 11 (2005: 11; 2004: 11) non-Executive Directors using IFRS 2 rules for accounting for share-based compensation was as follows:

	Executives			Non-Executive Directors			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Short-term benefits of associates	16.3	15.5	14.4	5.2	4.7	4.5	21.5	20.2	18.9
Post-employment benefits	2.1	1.7	2.0				2.1	1.7	2.0
Termination benefits	1.8	0.3	1.9				1.8	0.3	1.9
Share-based compensation(1)	80.2	64.8	56.9				80.2	64.8	56.9

Total	100.4	82.3	75.2	5.2	4.7	4.5	105.6	87.0	79.7

(1)
If the transitional rules of IFRS 2 of only using grants after November 7, 2002 had not been used the fair value of share-based compensation in 2006 would have been $82.0 million (2005: $67.8 million; 2004: $62.0 million).

        The annual incentive award, which includes share-based compensation, is granted in February in the year following the reporting period. At that time it is partly at the Executive's discretion to choose the portion to be received in cash or as share-based compensation. Therefore the split between cash and share-based compensation is estimated.

29.   Commitments and contingencies

Leasing commitments

        Commitments arising from fixed-term operational leases in effect at December 31 are as follows:

2006
($ millions)
2007	309
2008	222
2009	148
2010	96
2011	87
Thereafter	331

Total	1,193

Expense of current year	339

Research & Development commitments

        The Group has entered into long-term research agreements with various institutions including potential milestone payments which may be capitalized. As of December 31, 2006 they are as follows:

	Unconditional commitments 2006	Potential milestone payments 2006	Total 2006
	($ millions)	($ millions)	($ millions)
2007	33	199	232
2008	17	321	338
2009	10	544	554
2010	9	277	286
2011	8	354	362
Thereafter		1,090	1,090

Total	77	2,785	2,862

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

        A number of Group companies are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. These litigations include certain legal and product liability claims. Whilst provisions have been made for probable losses that management deems to be reasonable or appropriate there are uncertainties connected with these estimates. Note 19 contains a more extensive discussion of these matters.

        In the opinion of Group management, however, the outcome of these actions will not materially affect the Group's financial position but could be material to the results of operations or cash flows in a given period.

30.   Principal currency translation rates

	2006	2005	2004
	($)	($)	($)
Year end exchange rates used for the consolidated balance sheets:
1 CHF	0.819	0.762	0.881
1 EUR	1.317	1.186	1.362
1 GBP	1.965	1.726	1.923
100 JPY	0.841	0.851	0.964
Average of the monthly exchange rates during the year used for the consolidated income and cash flow statements:
1 CHF	0.798	0.804	0.805
1 EUR	1.256	1.245	1.243
1 GBP	1.842	1.820	1.831
100 JPY	0.860	0.910	0.926

31.   Events subsequent to the December 31, 2006 balance sheet date

        The 2006 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 17, 2007. At the same time a dividend of CHF 1.35 per share was proposed for approval at the Annual General Meeting. If approved this would amount to approximately $2.6 billion.

32.   Principal Group subsidiaries and associated companies as at December 31, 2006

        The following describe the various types of entities within the Group:

/*/	Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.
‹*›	Sales: This entity performs sales and marketing activities for the Group.
\*/	Production: This entity performs manufacturing and/or production activities for the Group.
/*\	Research: This entity performs research and development activities for the Group.
	Share/paid-in capital(1)		Equity Interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	36.4 m	100		‹*›
Sandoz S.A., Buenos Aires	ARS	11.8 m	100		‹*›	\*/
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		‹*›		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Mulgrave, Victoria	AUD	7.6 m	100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		‹*›		/*\
Austria
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		‹*›
Sandoz GmbH, Kundl	EUR	32.7 m	100	/*/	‹*›	\*/	/*\
Novartis Animal Health GmbH, Kundl	EUR	37,000	100		‹*›
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		‹*›	\*/
Belgium
N.V. Novartis Management Services S.A., Vilvoorde	EUR	7.5 m	100	/*/
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	4.2 m	100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		‹*›
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62,000	100		‹*›
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30,000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	10.0 m	100	/*/	‹*›	\*/	/*\
Brazil
Novartis Biociências S.A., São Paulo	BRL	255.8 m	100		‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	139.5 m	100		‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m	100		‹*›	\*/

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)			Equity Interest %	Activities
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0	(2)	100		‹*›		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m		100		‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100		‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100		‹*›	\*/
Novartis Animal Health Canada Inc., Ontario	CAD	2		100		‹*›		/*\
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn		100		‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	111.3 m		100		‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200		100		‹*›
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m		100		‹*›
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	20.9 bn		100		‹*›	\*/
Croatia
Lek Zagreb d.o.o., Zagreb	HRK	25.6 m		100		‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m		100		‹*›
Sandoz s.r.o., Prague	CZK	44.7 m		100		‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	12.0 m		100		‹*›
Sandoz A/S, Odense	DKK	8.0 m		100		‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m		100		‹*›
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m		99			\*/
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP	250,000		95		‹*›
Finland
Novartis Finland Oy, Espoo	EUR	459,000		100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m		100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m		100		‹*›	\*/	/*\
Sandoz S.A.S., Levallois-Perret	EUR	2.6 m		100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m		100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900,000		100		‹*›	\*/
Novartis Nutrition S.A.S., Revel	EUR	300,000		100		‹*›	\*/
CIBA Vision S.A.S., Blagnac	EUR	1.8 m		100		‹*›

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Sandoz International GmbH, Holzkirchen	EUR	100,000	100	/*/
Sandoz Pharmaceuticals GmbH, Ismaning	EUR	5.1 m	100		‹*›	\*/
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
Hexal Aktiengesellschaft, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/
Salutas Pharma GmbH, Barleben	EUR	42.0m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	26,000	100		‹*›
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Nutrition GmbH, Munich	EUR	23.5 m	100		‹*›	\*/	/*\
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	130.0 m	100	/*/
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		‹*›	\*/	/*\
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			\*/
Sandoz Limited, Bordon	GBP	2.0 m	100		‹*›
Novartis Consumer Health UK Limited, Horsham	GBP	25,000	100		‹*›	\*/
Novartis Animal Health UK Limited, Royston	GBP	100,000	100		‹*›		/*\
Vericore Limited, Royston	GBP	2	100		‹*›	\*/
CIBA Vision (UK) Limited, Southampton	GBP	550,000	100		‹*›
Greece
Novartis (Hellas) S.A.C.I., Athens	EUR	14.6 m	100		‹*›
Hungary
Novartis Hungary Healthcare Limited
Liability Company, Budapest	HUF	545.6 m	100		‹*›
Sandoz Hungary Limited Liability Company, Budapest	HUF	3.0 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	51		‹*›	\*/
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Ireland
Novartis Ireland Limited, Dublin	EUR	25,000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Sandoz S.p.A., Origgio	EUR	390,000	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	/*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		‹*›		/*\
Ciba-Geigy Japan Limited, Tokyo	JPY	3.8 bn	100			\*/
Sandoz K.K., Tokyo	JPY	100.05 m	100		‹*›	\*/	/*\
CIBA Vision K.K., Tokyo	JPY	495.0 m	100		‹*›
Novartis Nutrition K.K., Tokyo	JPY	100.0 m	100		‹*›		/*\
Liechtenstein
Novista Insurance Aktiengesellschaft, Vaduz	CHF	5.0 m	100	/*/
Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD	2.6 bn	100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	70		‹*›
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100		‹*›	\*/
Productos Gerber, S.A. de C.V., Querétaro	MXN	12.5 m	100		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100		‹*›
Sandoz B.V., Almere	EUR	907,570	100		‹*›	\*/
Novartis Consumer Health B.V., Breda	EUR	23,830	100		‹*›	\*/
Netherlands Antilles
Sandoz N.V., Curação	USD	6,000	100	/*/	‹*›

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820,000	100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m	98		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Panama	USD	10,000	100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100		‹*›
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m	100		‹*›
Lek S.A., Strykow	PLN	2.6 m	100		‹*›	\*/
Alima-Gerber S.A., Warsaw	PLN	57.1 m	100		‹*›	\*/
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500,000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100,000	100		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10,000	100			\*/
Gerber Products Company of Puerto Rico, Inc., Carolina	USD	100,000	100		‹*›	\*/
CIBA Vision Puerto Rico, Inc., Cidra	USD	1,000	100			\*/
Romania
Sandoz S.R.L., Targu-Mures	RON	19.3 m	100		‹*›	\*/
Russian Federation
Novartis Pharma ZAO, Moscow	RUR	17.5 m	100		‹*›
ZAO Lek, Moscow	RUR	57.4 m	100		‹*›
Singapore
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2,004	100				/*\
Ciba Vision Asian Manufacturing and Logistics Pte Ltd, Singapore	SGD	1.04 m	100			\*/

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)		Equity Interest %	Activities
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	SIT	11.6 bn	100	/*/	‹*›	\*/	/*\
South Africa
Novartis South Africa (Pty) Ltd., Spartan/Johannesburg	ZAR	86.4 m	100		‹*›	\*/
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR	3.0 m	100		‹*›	\*/
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100	/*/	‹*›	\*/
Sandoz Farmacéutica, S.A., Barcelona	EUR	270,450	100		‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100		‹*›	\*/	/*\
Novartis Consumer Health, S.A., Barcelona	EUR	876,919	100		‹*›
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100		‹*›
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m	100	/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100		‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100		‹*›
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100	/*/
Novartis Holding AG, Basel	CHF	100.2 m	100	/*/
Novartis Research Foundation, Basel	CHF	29.3 m	100				/*\
Novartis Foundation for Management Development, Basel	CHF	100,000	100	/*/
Novartis Foundation for Employee Participation, Basel	CHF	100,000	100	/*/
Roche Holding AG, Basel	CHF	160.0 m	33	/*/	‹*›	\*/	/*\
Novartis Pharma AG, Basel	CHF	350.0 m	100	/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m	100		‹*›
Novartis Pharma Schweizerhalle AG, Schweizerhalle	CHF	18.9 m	100			\*/
Novartis Pharma Stein AG, Stein	CHF	251,000	100			\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100		‹*›
Sandoz AG, Basel	CHF	5.0 m	100		‹*›		/*\
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100,000	100		‹*›
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100	/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250,000	100		‹*›
Novartis Animal Health AG, Basel	CHF	101,000	100	/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St.Aubin	CHF	250,000	100				/*\
CIBA Vision AG, Embrach	CHF	300,000	100	/*/	‹*›

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

(2)
Shares without par value.

m = million; bn = billion.

	Share/paid-in capital(1)			Equity Interest %	Activities
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m		100		‹*›	\*/
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m		100		‹*›
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m		100		‹*›	\*/
Sandoz Ilaç Sanayi ve Ticaret A.S., Gebze-Kocaeli	TRY	31.7 m		100		‹*›	\*/
USA
Novartis Corporation, Florham Park, NJ	USD	72.2 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	1.7 bn		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	1		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	1,000		100				/*\
Novartis Vaccines and Diagnostics, Inc., Emeryville, CA	USD	3		100	/*/	‹*›	\*/	/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	56,023		56				/*\
Sandoz Inc., Princeton, NJ	USD	25,000		100		‹*›	\*/	/*\
Lek Pharmaceuticals, Inc., Wilson, NC	USD	200,000		100		‹*›
Eon Labs, Inc., Lake Success, NY	USD	1		100		‹*›	\*/
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
Novartis Nutrition Corporation, Minneapolis, MN	USD	50,000		100		‹*›	\*/	/*\
Gerber Products Company, Fremont, MI	USD	10		100	/*/	‹*›	\*/	/*\
Gerber Life Insurance Company, White Plains, NY	USD	148.5 m		100		‹*›
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Venezuela
Novartis de Venezuela, S.A., Caracas	VEB	1.4 bn		100		‹*›
Novartis Nutrition de Venezuela, S.A., Caracas	VEB	877.8 m		100		‹*›	\*/

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

(2)
Shares without par value.

m = million; bn = billion.

33.   Significant differences between IFRS and United States generally accepted accounting principles (US GAAP)

        The Group's consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	Notes	2006	2005	2004
		($ millions)	($ millions)	($ millions)
Net income from continuing operations under IFRS		7,019	6,072	5,365
US GAAP adjustments:
Available-for-sale securities	33.2	(114)	278	(183)
Inventory	33.3	103	20	(43)
Associated companies	33.4		(6)	179
Intangible assets	33.5	(1,743)	(1,238)	(590)
Property, plant and equipment	33.6	58	53	77
Pensions and other post-employment benefits	33.7	(198)	(181)	(82)
Deferred taxes	33.8	125	178	423
Share-based compensation	33.9	(5)	(44)	(61)
Currency translation	33.10			(301)
Minority interests	33.11	(27)	(11)	(15)
Others	33.12	(68)		9

Net income from continuing operations under US GAAP		5,150	5,121	4,778
Net income from discontinuing operations under US GAAP	33.13	114	69	15

Net income under US GAAP		5,264	5,190	4,793

Earnings per share under US GAAP	33.14
Continuing operations earnings per share ($)		2.19	2.19	2.02
Discontinuing operations earnings per share ($)		0.05	0.03	0.01
Total earnings per share ($)		2.24	2.22	2.03
Diluted earnings per share under US GAAP	33.14
Continuing operations diluted earnings per share ($)		2.18	2.19	2.01
Discontinuing operations diluted earnings per share ($)		0.05	0.03	0.01
Total diluted earnings per share ($)		2.23	2.22	2.02

	Notes	December 31, 2006	December 31, 2005
		($ millions)	($ millions)
Equity under IFRS		41,294	33,164
US GAAP adjustments:
Available-for-sale securities	33.2	(37)	(24)
Inventory	33.3	(11)	(23)
Associated companies	33.4	(307)	25
Intangible assets	33.5	1,349	4,092
Property, plant and equipment	33.6	(436)	(409)
Pensions and other post-employment benefits	33.7	15	3,133
Deferred taxes	33.8	130	(1,438)
Share-based compensation	33.9	(186)	(96)
Minority interests	33.11	(183)	(174)
Others	33.12	61
Net assets related to discontinuing operations	33.13	(19)	50

Total US GAAP adjustments		376	5,136

Equity under US GAAP		41,670	38,300

Impact due to adoption of SFAS 158

Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. See note 33.7 for further details.

($ millions)
US GAAP equity at December 31, 2006 prior to adoption of SFAS 158	44,121
Adoption of SFAS 158	(3,215)
Deferred tax on above	764

US GAAP equity after adoption of SFAS 158 at December 31, 2006	41,670

Notes to the US GAAP Reconciliation

33.1 Acquisition accounting differences

33.1.1
Merger between Sandoz and Ciba-Geigy in 1996

        The accounting treatment for the 1996 merger of Sandoz AG and Ciba-Geigy AG under IFRS was different from the accounting treatment under US GAAP. For IFRS purposes the merger was accounted for under the uniting of interests method, however, for US GAAP, the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16, Business Combinations for a pooling of interests and therefore was accounted for as a purchase under US GAAP. Under US GAAP, Sandoz was deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values with the results of Ciba-Geigy being included from December 20, 1996. Under US GAAP, the cost of Ciba-Geigy to Sandoz was approximately $28.5 billion. The entire purchase price was allocated to identified property, plant & equipment and intangible assets with a definite useful life. There was no residual goodwill arising from the accounting for this transaction.

        The components of equity and the income statement adjustments related to the US GAAP purchase accounting adjustment of Ciba-Geigy for 2006, 2005 and 2004 are as follows:

	2006 Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(530)	199	2,506
Property, plant & equipment	55	(42)	(562)
Deferred taxes	119	(39)	(493)

Total IFRS to US GAAP adjustment(1)	(356)	118	1,451

(1)
The 2005 balances of $129 million for the investment in Chiron and a related $32 million deferred tax asset have been adjusted for as part of the Chiron acquisition. See note 33.1.2.

	2005 Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(678)	(510)	2,837
Property, plant & equipment	55	96	(575)
Investment in Chiron		(20)	129
Deferred taxes	156	109	(604)

Total adjustment	(467)	(325)	1,787

	2004 Components to reconcile
	Net income	Foreign currency translation	Equity
	($ millions)	($ millions)	($ millions)
Intangible assets related to product rights and trademarks	(543)	374	4,025
Property, plant & equipment	55	(67)	(726)
Investment in Chiron		14	149
Deferred taxes	122	(80)	(869)

Total adjustment	(366)	241	2,579

33.1.2    Chiron acquisition

        On April 20, 2006, Novartis acquired the remaining shares of Chiron Corporation that it did not already own. Prior to the date of the acquisition, the interest in Chiron was accounted for using the equity method. Prior to the acquisition, the US GAAP to IFRS differences in the accounting for the investment in Chiron related to a net $310 million of goodwill included in the investment in associated companies balance resulting from the Sandoz/Ciba-Geigy acquisition and a $113 million deferred tax asset representing the outside tax basis of the investment. As a result of the acquisition, a balance of $388 million of the original investment in associated companies remains as an equity difference associated with goodwill with an adjustment to the revaluation reserves in equity of $78 million related to IPR&D capitalized under IFRS. The deferred tax asset has been adjusted through an increase to goodwill of $145 million and a $32 million increase in income. As part of the fair value adjustment to the initial 44% investment in Chiron under IFRS, $0.4 billion of Chiron's own goodwill has been eliminated. Under the step acquisition accounting approach under US GAAP this Chiron related goodwill is retained.

        The acquisition of the remaining interest in Chiron was accounted for as a step acquisition under SFAS 141, Business Combinations. Under IFRS, the acquired identified assets and liabilities are revalued to 100% of their fair value and a revaluation reserve on the initial interest is recorded in equity. Under SFAS 141, only the newly acquired portion of the identified assets and liabilities are revalued to their fair value. As a result, under US GAAP only the newly acquired portion of 56% of the identified assets and liabilities was revalued to its full fair value with the 44% balance remaining at its historic value. The effect of these differences between IFRS and US GAAP is a $1.0 billion reduction of US GAAP equity. The amortization, depreciation and cost of sales will be adjusted for the lower asset values under US GAAP.

        In addition to the revaluation adjustment, the acquisition also created other IFRS to US GAAP differences related to purchase accounting, including accounting for fair value adjustments, IPR&D and other intangible assets, contingent liabilities, as well as certain restructuring costs.

        As part of the purchase price adjustments an amount of $499 million was written off under US GAAP associated with various assets and liabilities.

        The following shows the IFRS to US GAAP adjustments for Chiron at December 31, 2006:

	2006 Components to reconcile
	Net income	Equity
	($ millions)	($ millions)
Intangible assets related to:
Goodwill	64	648
Product rights and trademarks	89	(972)
In-process research & development	(470)	(800)
Other	(58)	(192)
Property, plant & equipment	(8)	(51)
Inventories	91
Liabilities	(68)	61
Deferred taxes	(43)	734

Total IFRS to US GAAP adjustment	(403)	(572)

33.1.3     Pro forma impact of 2006 acquisitions

        Had the Chiron Corporation and NeuTec Pharma plc transactions been consummated on January 1, 2006 and January 1, 2005, then Group net sales would have increased by approximately $0.4 billion and $1.4 billion in 2006 and 2005, respectively. When operating activities and one time adjustments are taken into consideration the net income under US GAAP would have decreased by approximately $0.2 billion and $0.1 billion in 2006 and 2005, respectively.

        The 2006 US GAAP net income includes approximately $1.5 billion of acquisition-related charges arising from the immediate write-off of IPR&D, restructuring charges and the impact of increasing inventory to selling price less distribution margins. These charges have not been taken into account in the 2006 and 2005 pro forma adjustments. Similarly no adjustments have been made in either year for the impact of the financing of these acquisitions on the Group's financial income or expense.

33.2 Available-for-sale marketable securities and derivative financial instruments

        Under IFRS, fair value changes which relate to the underlying movement in exchange rates on available-for-sale debt securities have to be recognized in the income statement. US GAAP requires the entire movement in the fair value of these securities to be recognized in equity, including any part that relates to foreign exchange movements. This resulted in an additional US GAAP expense of $114 million in 2006 (2005: income $278 million, 2004: $183 million expense).

        Under IFRS, the Group remeasures its investment in privately held companies to fair value. Under US GAAP such investments are accounted for at cost. A revaluation gain of $37 million (2005: $24 million) was recorded in the IFRS equity and reversed in the US GAAP equity.

        The carrying value of marketable securities under US GAAP is as follows:

	2006	2005
	($ millions)	($ millions)
Carrying values of marketable securities (note 15)	3,997	3,623
Adjustment to carrying values of financial investments (note 12)	1,884	1,431

Total marketable securities and other investments under US GAAP	5,881	5,054

        The components of available-for-sale marketable securities under US GAAP at December 31, 2006 and 2005 are the following:

	Cost	Gross unrealized gains	Gross unrealized losses	Carrying value and estimated fair value
	($ millions)	($ millions)	($ millions)	($ millions)
As at December 31, 2006
Available-for-sale securities:
Equity securities	1,004	422	(1)	1,425
Debt securities	4,317	192	(53)	4,456

Total	5,321	614	(54)	5,881

As at December 31, 2005
Available-for-sale securities:
Equity securities	717	259	(2)	974
Debt securities	3,995	120	(35)	4,080

Total	4,712	379	(37)	5,054

        Proceeds from sales of available-for-sale securities were $1.8 billion and $4.4 billion in 2006 and 2005 respectively. Gross realized gains were $67 million and $88 million on those sales in 2006 and 2005 respectively. Gross realized losses were $19 million and $70 million on those sales in 2006 and 2005 respectively. The gain or loss on these sales was determined using the weighted average cost method. As of December 31, 2006 there were no unrealized losses on equity securities (2005: $nil) and $19 million on debt securities (2005: $15 million) that existed for more than 12 months.

        The maturities of the available-for-sale debt securities included above at December 31, 2006 are as follows:

2006
($ millions)
Within one year	905
Over one year through five years	1,807
Over five years through ten years	927
Over ten years	817

Total	4,456

33.3 Inventory

        According to the Group policy, pre-launch inventory in the Pharmaceuticals Division is impaired as the technical feasibility is not guaranteed until final marketing approval is obtained. If the final approval is granted and the shelf life of the pre-launch inventory permits its sale then the impairment charge is reversed under IFRS. Under US GAAP impairment reversals are not permitted and inventory remains impaired. US GAAP inventory values are therefore lower than IFRS amounts at December 31, 2006 by $11 million (2005: $23 million). This results in a $12 million US GAAP income statement difference (2005: $20 million income, 2004: $43 million expense).

        The acquisition of Chiron created an initial revaluation difference in inventory of $91 million, which was consumed in 2006 resulting in $91 million being reversed in the US GAAP income statement.

33.4 Associated companies

        Investments in associated companies include purchase price adjustments and amortization differences due to diverging implementation rules for US GAAP SFAS 141 and IFRS 3 on accounting for business combinations and investments in associated companies. The impact of the US GAAP adjustments on the net income and on the carrying value of the investments in Roche and Chiron are as follows:

	2006		2005			2004
	Translation effects	Equity	Net income	Translation effects	Equity	Net income	Translation effects	2004 Equity
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Roche	(22)	(307)		45	(285)	136	(13)	(330)
Chiron			(6)	(20)	310	43	14	336

Total adjustments between IFRS and US GAAP for associated companies(1)	(22)	(307)	(6)	25	25	179	1	6

(1)
The 2005 investment in Chiron has been adjusted for as part of the acquisition accounting. See note 33.1.2.

        As of December 31, 2006, the market value of the Group's interest in Roche exceeded the US GAAP carrying value by $5.1 billion (2005 Chiron and Roche: $3.6 billion). Chiron has been fully consolidated with effect from April 20, 2006.

33.5 Intangible assets

        The significant differences relating to intangible assets between IFRS and US GAAP are explained below:

Intangible asset adjustments under US GAAP:

	2006	2005
	($ millions)	($ millions)
Goodwill
Differences in carrying amount from the Gerber Products Company acquisition	2,870	2,870
Differences in carrying amount from the Chiron acquisition	648
Purchase price and purchase price allocation differences on other acquisitions	(482)	(359)
Other differences	(470)	(444)

Differences in carrying amount of goodwill	2,566	2,067

Product rights and trademarks
Differences from Ciba-Geigy purchase accounting	2,506	2,837
Differences from Chiron purchase accounting	(972)
Other differences	26	26

Differences in carrying amount of product rights and trademarks	1,560	2,863

IPR&D
IPR&D from Chiron acquisition	(800)
IPR&D from other acquisitions	(1,164)	(627)
Acquired intangible assets capitalized under IAS 38 and expensed as IPR&D under US GAAP	(621)	(211)

Total differences in the carrying amount of IPR&D	(2,585)	(838)

Differences from Chiron purchase accounting	(192)

Total differences in the carrying amount of other intangible assets	(192)

Total US GAAP increase in intangible assets	1,349	4,092

Additional US GAAP intangible asset charges:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Hedging loss on business combinations		118
Difference in impairment and amortization of goodwill under IFRS prior to 2005		28	(47)
Difference in goodwill from Chiron	(64)

Total charges related to goodwill	(64)	146	(47)
Additional amortization & impairments of product rights and trademarks	530	680	498
Reversal of amortization of products rights and trademarks on account of Chiron	(89)

Total charges related to product rights & trademarks	441	680	498

IPR&D from Chiron, expensed under US GAAP	470
IPR&D from other acquisitions, expensed under US GAAP	933	830	139
Related IFRS amortization and impairment charges	(95)	(418)

Total charges related to IPR&D	1,308	412	139

Total charges related to other intangible assets	58

Total US GAAP additional expense	1,743	1,238	590

Goodwill

        The difference in the carrying amount of goodwill between IFRS and US GAAP is on account of purchase price differences on acquisitions, various differences prior to the implementation of SFAS 141 and IFRS 3, and timing differences in the implementation of certain accounting standards.

        The largest difference arises from the goodwill associated with the acquisition of Gerber Products Company of $2,870 million which was written off to equity in accordance with the IFRS standards in place before 1995. US GAAP does not allow such a write-off to equity. Gerber Products Company goodwill is reviewed annually for potential impairments, however, there were no impairment charges necessary in 2006, 2005 and 2004.

        Additional goodwill differences arise from the purchase accounting associated with the Chiron acquisition, primarily related to differences in accounting for the step acquisition. The impact of these adjustments increased equity by $648 million.

        Under IFRS a deferred tax liability of $364 million (2005: $241 million) was recorded related to acquired IPR&D on other acquisitions. As a result of recording the deferred tax liability, goodwill was increased by the same amount. Under US GAAP, IPR&D is expensed without tax effect and the carrying value of goodwill is lower under US GAAP by the amount of the deferred tax. This amount includes an adjustment of $69 million on account of the refinements to the purchase price allocations for Hexal. Other purchase price differences relate to the hedging of the purchase price of certain acquisitions of

$118 million (2005: $118 million). Under IFRS, the hedging gains and losses on the purchase price are included as part of the cost of acquisition; however, this is not permitted under US GAAP. The impact of these adjustments reduced equity by $482 million (2005: $359 million).

        Other goodwill differences, primarily related to IPR&D included in goodwill under IFRS prior to March 31, 2004, SFAS 142 Goodwill and Other Intangible Assets and IFRS 3 transition differences and differences in impairments, reduced equity by $470 million (2005: $444 million).

        The income statement difference of $64 million relate to the Chiron acquisition for expenses recognized under IFRS but considered as part of the goodwill under US GAAP. There were no differences between IFRS and US GAAP due to impairment and amortization of goodwill in the current year (2005: $28 million expense, 2004: $47 million income).

        The changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2006 and 2005 are as follows:

	Pharmaceuticals Division	Vaccines and Diagnostics Division	Sandoz Division	Consumer Health Division	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
January 1, 2005	23		732	3,685	4,440
Additions	15		4,958	223	5,196
Impairment losses	(9)		(8)	(16)	(33)
Goodwill written off related to disposal of businesses				(1)	(1)
Reclassification from separately identified intangible assets	(4)		(20)	12	(12)
Translation effects	5		(176)	(24)	(195)

December 31, 2005	30		5,486	3,879	9,395
Goodwill associated with discontinuing operations				(256)	(256)
Additions	2,276	1,350	213	(174)	3,665
Impairment losses				(2)	(2)
Goodwill written off related to disposal of businesses
Translation effects	10		405	8	423

December 31, 2006	2,316	1,350	6,104	3,455	13,225

Product rights and trademarks

        The differences in the product right and trademarks between IFRS and US GAAP of $1,560 million (2005: $2,863 million) consists mainly of the fair value adjustments of the Ciba-Geigy AG products at the time of the merger with Sandoz AG which increased equity by $2,506 million, (2005: $2,837 million), purchase accounting differences on the step acquisition of Chiron which decreased equity by $972 million and other differences which increased equity by $26 million (2005: $26 million).

        The additional amortization under US GAAP for product rights and trademarks primarily related to the Ciba-Geigy products amounted to $530 million (2005: $680 million, 2004: $498 million). The reversal of amortization related to Chiron amounted to an income of $89 million.

        The total carrying value of marketed products and significant capitalized trademarks and product rights are as follows:

	Gross carrying value December 31, 2006	Accumulated amortization December 31, 2006	Net carrying value December 31, 2006	Net carrying value December 31, 2005
	($ millions)	($ millions)	($ millions)	($ millions)
Famvir	1,716	790	926	1,011
Voltaren	1,869	1,168	701	782
Tegretol	607	380	227	254
Other pharmaceutical products	5,313	3,114	2,199	1,677

Total Pharmaceuticals Division	9,505	5,452	4,053	3,724
Vaccines and Diagnostics Division	1,319	90	1,229
Sandoz Division	2,611	602	2,009	2,194
Consumer Health Division	2,358	991	1,367	1,310

Total	15,793	7,135	8,658	7,228

        Novartis applies the straight-line amortization method. For Pharmaceuticals Division products the patent life generally reflects the useful life although in certain circumstances a value is also given to the non-patent protected period. For other Divisions the maximum useful life used is 20 years.

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

IPR&D

        Under IFRS, IPR&D is separately identified and recorded as an intangible asset subject to annual impairment tests for all post-March 31, 2004 business combinations. Under US GAAP, IPR&D is considered to be a separate asset that needs to be written-off immediately following the acquisition, as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. During 2006, additional IPR&D expenses arose on the acquisitions of Chiron of $470 million and NeuTec Pharma plc of $637 million. Also, the IPR&D expense recognized in 2005 was reduced by $186 million in 2006 based on the refinements to the purchase price allocations for Hexal. During 2005, IPR&D of $619 million arose on the acquisitions of Hexal and Eon Labs. During 2004, IPR&D of $139 millions arose on the acquisitions of 100% of the shares of Sabex Inc. and Durascan A/S.

        Starting January 1, 2005, Novartis capitalized for IFRS purposes, development acquired outside a business combination. During 2006, acquired development of $482 million (2005: $211 million, 2004: $nil) was expensed under US GAAP.

        During 2006, the amortization and impairment charges under IFRS for intangible assets already expensed as IPR&D under US GAAP were $95 million (2005: $418 million, 2004: $nil).

        The total additional net IPR&D expense for 2006 was $1,308 million (2005: $412 million, 2004: $139 million). The impact of IPR&D reduced US GAAP equity by $2,585 million (2005: $838 million).

Other intangible assets

        The difference in other intangible assets relates to differences in purchase accounting from the acquisition of Chiron.

         The Group estimates that the 2006 aggregate amortization for intangible assets of $1.2 billion will be approximately $1.3 billion for each of the next five years when taking into account recent acquisitions and currently known divestments.

33.6 Property, plant and equipment

        The income statement difference of $58 million (2005: $53 million, 2004: $77 million) results from the purchase accounting of the Ciba-Geigy acquisition of $55 million of income (2005: $55 million, 2004: $55 million) and an expense of $8 million from the revaluation differences on the step acquisition of Chiron. There are also differences between IFRS and US GAAP in relation to interest capitalized during the construction period under US GAAP resulting in additional income of $11 million (2005: $2 million expense, 2004: $22 million income).

        The balance sheet difference totals $436 million (2005: $409 million) and results from the proportionate reduction of non-current assets due to the negative goodwill from the Ciba-Geigy acquisition of $562 million (2005: $575 million), decrease from the revaluation differences on the step acquisition of Chiron of $51 million and an increase from capitalized interest of $177 million (2005: $166 million) under US GAAP.

33.7 Pensions and other post-employment benefits

        Under the Group's adoption of an alternative under IAS 19, actuarial gains and losses arising from differences between expected and actual changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in the statement of recognized income and expense. Under US GAAP, these differences are recognized in the income statement only when they fall outside the "corridor" of the higher of 10% of plan assets or liabilities. Differences in the amounts of net periodic benefit costs and the prepaid benefit cost also exist due to different accounting policy adoption dates and transition rules, pre-1999 accounting rule differences and different provisions for recognition of a prepaid pension asset and past service costs. However with the adoption of SFAS 158 Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans as of December 31, 2006, which requires the immediate recognition in equity of actuarial gains and losses on pension and other post-employment benefit plans, all the existing IFRS to US GAAP difference in equity, except for amounts due to past service costs unrecognized under IFRS, are eliminated. Differences will continue to exist in the recognition of expense in the income statement. The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for pension plans. Also the impact of the new US GAAP requirement on US GAAP equity at December 31, 2006 is presented.

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Pension plans:
Net asset recognized for IFRS	759	439	1,181
Difference in unrecognized amounts	3,470	3,566	3,614
Additional minimum liability	(475)	(760)	(501)

Net asset recognized for US GAAP before adoption of SFAS 158	3,754	3,245	4,294

Adoption of SFAS 158	(3,006)

Net asset recognized for US GAAP after adoption of SFAS 158	748

Net periodic pension cost recognized for IFRS	(199)	(218)	(145)
Difference in recognition of actuarial and past service amounts	(187)	(153)	(62)

Net periodic pension cost recognized for US GAAP	(386)	(371)	(207)

        The funded status of other post-employment benefit plans under US GAAP is comparable to that presented in note 26. The plans are substantially foreign and the differences in income statement and balance sheet treatment of actuarial losses are as follows:

	2006	2005	2004
	($ millions)	($ millions)	($ millions)
Other post-employment benefit plans:
Liability recognized for IFRS	(993)	(1,033)	(862)
Difference in unrecognized amounts	235	327	266

Liability recognized for US GAAP prior to adoption of SFAS 158	(758)	(706)	(596)

Adoption of SFAS 158	(209)

Liability recognized for US GAAP after adoption of SFAS 158	(967)

Net periodic post-employment benefit cost recognized for IFRS	(96)	(58)	(52)
Difference in recognition of actuarial and past service amounts	(11)	(28)	(20)

Net periodic post-employment benefit cost recognized for US GAAP	(107)	(86)	(72)

Total US GAAP income statement difference on pensions and other post-employment benefits	(198)	(181)	(82)

Total US GAAP equity difference on pensions and other post-employment benefits prior to adoption of SFAS 158	3,230	3,133	3,379

Adoption of SFAS 158—recognition of actuarial gains/losses	(3,288)
Adoption of FAS 158—Past service costs	73

Total US GAAP equity differences after adoption of SFAS 158	15

        Next year's amortization of past service cost/credits and actuarial gains/losses is expected to be in line with this year's amount.

Summary of pension plans

	Swiss pension plans		Foreign pension plans
	2006	2005	2006	2005
	($ millions)	($ millions)	($ millions)	($ millions)
Benefit obligation at beginning of the year	10,835	11,920	4,797	4,568
Benefit obligations related to discontinued operations			(49)
Service cost	208	167	209	196
Interest cost	316	340	243	227
Actuarial losses	(138)	631	(6)	238
Plan amendments			(7)	55
Foreign currency translation	820	(1,646)	256	(275)
Benefit payments	(634)	(630)	(231)	(225)
Contributions from associates	52	53	11	10
Effect of business combinations or divestments			85	3

Benefit obligation at end of the year	11,459	10,835	5,308	4,797

Fair value of plan assets at beginning of the year	12,660	14,436	3,399	3,227
Fair value of plan assets related to discontinued operations			(21)
Actual return on plan assets	352	770	419	313
Foreign currency translation	957	(1,969)	137	(150)
Novartis Group contributions			388	224
Contributions from associates	52	53	11	10
Effect of business combination or divestments			26
Benefit payments	(634)	(630)	(231)	(225)

Fair value of plan assets at end of the year	13,387	12,660	4,128	3,399

Funded Status	1,928	1,825	(1,180)	(1,398)
Unrecognized past service cost			(22)	(27)
Unrecognized net actuarial losses	2,702	2,585	801	1,020
Additional minimum liability			(475)	(760)

Net asset/(liability) in the balance sheet before adoption of SFAS 158	4,630	4,410	(876)	(1,165)

Adoption of SFAS 158	(2,702)		(304)

Net asset/(liability) in the balance sheet after adoption of SFAS 158	1,928		(1,180)

	Swiss pension plans			Foreign pension plans
	2006	2005	2004	2006	2005	2004
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Components of net periodic benefit cost
Service cost	208	167	134	209	196	165
Interest cost	316	340	366	243	227	214
Expected returns on plan assets	(531)	(504)	(520)	(227)	(212)	(195)
Recognized actuarial losses	119	107		72	50	75
Recognized past service cost				(15)		(32)
Plan amendments				(8)

Net periodic benefit cost	112	110	(20)	274	261	227

Accumulated benefit obligation	10,735	10,125	11,217	4,938	4,447	4,209
	Swiss pension plans			Foreign pension plans
	2006	2005	2004	2006	2005	2004
	(%)	(%)	(%)	(%)	(%)	(%)
Principal actuarial assumptions used
Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	3.0	2.8	3.3	5.0	4.8	5.2
Expected rate of salary increase	3.7	2.2	1.5	3.8	3.6	3.6
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	2.8	3.3	3.8	4.8	5.2	5.5
Expected return on plan assets	4.0	4.0	4.0	6.5	6.6	6.7
Expected rate of salary increase	2.2	1.5	2.5	3.6	3.6	3.6

33.8 Deferred taxes

        Unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 (revised) Income Taxes, the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires that the tax effect is calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction. The effect of this difference decreased US GAAP net income in 2006 by $66 million (2005: $69 million decreased income, 2004: $100 million increased income) and reduced equity by $647 million (2005: $581 million).

        The deferred tax effect related to the US GAAP purchase accounting of Ciba-Geigy resulted in an additional $119 million income (2005: $156 million, 2004: $122 million) and reduced equity by $493 million (2005: $604 million).

        The deferred tax effect on other US GAAP adjustments for 2006 resulted in an additional $72 million income (2005: $91 million, 2004: $201 million) and increased equity by $1,270 million (2005: $253 million reduction).

        The deferred tax asset less valuation allowance at December 31, 2006 and 2005 comprises $1,997 million and $1,455 million of current assets and $2,196 million and $2,798 million of non-current assets, respectively. The deferred tax liability at December 31, 2006 and 2005 comprises $729 million and $552 million of current liabilities and $4,720 million and $5,210 million of non-current liabilities, respectively.

33.9 Share-based compensation

        There are differences in the transitional rules on adopting the expensing of share-based compensation between IFRS and US GAAP, which results in a difference in the income statement charge between IFRS and US GAAP. As a result of this difference, an additional expense was recognized under US GAAP in 2006 of $5 million (2005: $44 million, 2004: $61 million).

        In addition, under IFRS, the Group accounts for all share-based compensation equity-settled transactions in equity. However, under US GAAP an arrangement which is a fixed monetary amount that is settleable with a variable number of the issuer's equity shares is classified as a liability. The $186 million booked in the IFRS equity at December 31, 2006 (2005: $96 million) was reversed for US GAAP purposes.

33.10   Currency translation

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

33.11   Minority Interests

        In contrast to IFRS, minority interests are deducted in the determination of US GAAP net income and excluded from total equity.

33.12   Other differences

        In 2006 there were other income statement differences associated with the Chiron acquisition which included the recognition of $58 million of liabilities under US GAAP previously considered as contingent liabilities under IFRS as well as $10 million representing fair value adjustments that were recorded in the revaluation reserve in equity under IFRS but which were considered a post-acquisition charge under US GAAP.

        The other balance sheet differences of $61 million consist of the remaining separately recognized contingent liabilities recorded under IFRS as part of the Chiron acquisition.

33.13   Discontinuing operations

        The net assets related to discontinuing operations are associated with a decrease in equity of $19 million (2005: $19 million) from other goodwill differences recognized due to SFAS 142 and IFRS 3 transition differences (2005: $69 million increase in equity due to differences in carrying amounts of goodwill written off to equity under IFRS prior to 1995).

        Differences of $69 million (2005: $nil, 2004: $nil) due to carrying amounts of goodwill written off to equity under IFRS were reversed due to divestments, reducing 2006 net income from discontinuing operations from $183 million under IFRS to $114 million under US GAAP.

33.14   Additional US GAAP disclosures

(i) Earnings per share

Basic earnings per share

	2006	2005	2004
Net income under US GAAP ($ millions)	5,264	5,190	4,793
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share under US GAAP ($)	2.24	2.22	2.03

	2006	2005	2004
Net income from continuing operations under US GAAP ($ millions)	5,150	5,121	4,778
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share under US GAAP ($) from continuing operations	2.19	2.19	2.02

	2006	2005	2004
Net income from discontinuing operations under US GAAP ($ millions)	114	69	15
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272

Basic earnings per share under US GAAP ($) from discontinuing operations	0.05	0.03	0.01

Diluted earnings per share

	2006	2005	2004
Net income under US GAAP ($ millions)	5,264	5,190	4,793
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share US GAAP ($)	2.23	2.22	2.02

	2006	2005	2004
Net income from continuing operations US GAAP ($ millions)	5,150	5,121	4,778
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share US GAAP ($) from continuing operations	2.18	2.19	2.01

	2006	2005	2004
Net income from discontinuing operations US GAAP ($ millions)	114	69	15
Weighted average number of shares outstanding	2,345,232,126	2,332,848,144	2,355,490,272
Adjustment for dilutive share options	15,224,345	9,605,470	11,917,258
Weighted average number of shares for diluted earnings per share	2,360,456,471	2,342,453,614	2,367,407,530

Diluted earnings per share US GAAP ($) from discontinuing operations	0.05	0.03	0.01

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

(ii)   Effect of New Accounting Pronouncements

US GAAP

        In June 2005, the FASB ratified EITF Issue 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features. Novartis will adopt EITF 05-5 in the first quarter of 2007. The adoption of EITF 05-5 is not expected to have a material impact on the Group's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation (FIN) 48, Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS 109, Accounting for Income Taxes, to create a single model to address accounting for uncertainty in tax positions taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits. The Group plans to adopt FIN 48 beginning January 1, 2007. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Group is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the Group's consolidated financial statements.

        In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. This Statement applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Group plans to adopt this Statement beginning January 1, 2007.

IFRS

        There are no new IFRS pronouncements not yet implemented which are considered to have a significant impact on the Group's consolidated financial statements.

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
  Item 19. Exhibits
SIGNATURES
NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS (for the years ended December 31, 2006, 2005 and 2004)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS (at December 31, 2006 and 2005)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED CASH FLOW STATEMENTS (for the years ended December 31, 2006, 2005 and 2004)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE (for the years ended December 31, 2006, 2005 and 2004)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (for the years ended December 31, 2006, 2005 and 2004)
NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS