Form 20-F
period 2007-12-31
NOVARTIS AG
filed 2008-01-28
CIK 1114448

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on January 28, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15024

NOVARTIS AG
(Exact name of Registrant as specified in its charter)

NOVARTIS Inc.
(Translation of Registrant's name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Lichtstrasse 35
4056 Basel, Switzerland

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Thomas Werlen
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
011-41-61-324-2745
thomas.werlen@novartis.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

2,264,453,332 shares

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒                Accelerated filer ☐                Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

TABLE OF CONTENTS

INTRODUCTION AND USE OF CERTAIN TERMS			1
FORWARD-LOOKING STATEMENTS			1
PART I			2
Item	1.	Identity of Directors, Senior Management and Advisers	2
Item	2.	Offer Statistics and Expected Timetable	2
Item	3.	Key Information	2
	3.A	Selected Financial Data	2
	3.B	Capitalization and Indebtedness	5
	3.C	Reasons for the offer and use of proceeds	6
	3.D	Risk Factors	6
Item	4.	Information on the Company	14
	4.A	History and Development of Novartis	14
	4.B	Business Overview	16
		Pharmaceuticals	18
		Vaccines and Diagnostics	42
		Sandoz	50
		Consumer Health	56
	4.C	Organizational Structure	61
	4.D	Property, Plants and Equipment	61
Item	4A.	Unresolved Staff Comments	68
Item	5.	Operating and Financial Review and Prospects	68
	5.A	Operating Results	68
	5.B	Liquidity and Capital Resources	119
	5.C	Research & Development, Patents and Licenses	123
	5.D	Trend Information	123
	5.E	Off-Balance Sheet Arrangements	123
	5.F	Aggregate Contractual Obligations	123
Item	6.	Directors, Senior Management and Employees	124
	6.A	Directors and Senior Management	124
	6.B	Compensation	131
	6.C	Board Practices	150
	6.D	Employees	162
	6.E	Share Ownership	163
Item	7.	Major Shareholders and Related Party Transactions	164
	7.A	Major Shareholders	164
	7.B	Related Party Transactions	165
	7.C	Interests of Experts and Counsel	165
Item	8.	Financial Information	166
	8.A	Consolidated Statements and Other Financial Information	166
	8.B	Significant Changes	166
Item	9.	The Offer and Listing	166
	9.A	Listing Details	166
	9.B	Plan of Distribution	167
	9.C	Market	168
	9.D	Selling Shareholders	168
	9.E	Dilution	168
	9.F	Expenses of the Issue	168

Item	10.	Additional Information	168
	10.A	Share capital	168
	10.B	Memorandum and Articles of Association	168
	10.C	Material contracts	172
	10.D	Exchange controls	173
	10.E	Taxation	173
	10.F	Dividends and paying agents	178
	10.G	Statement by experts	178
	10.H	Documents on display	178
	10.I	Subsidiary Information	179
Item	11.	Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk	179
Item	12.	Description of Securities other than Equity Securities	184
PART II			185
Item	13.	Defaults, Dividend Arrearages and Delinquencies	185
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	185
Item	15.	Controls and Procedures	185
Item	16A.	Audit Committee Financial Expert	185
Item	16B.	Code of Ethics	186
Item	16C.	Principal Accountant Fees and Services	186
Item	16D.	Exemptions from the Listing Standards for Audit Committees	187
Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	188
PART III			189
Item	17.	Financial Statements	189
Item	18.	Financial Statements	189
Item	19.	Exhibits	190

INTRODUCTION AND USE OF CERTAIN TERMS

        Novartis AG and our consolidated affiliates (Novartis or the Group) publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (Form 20-F) are those for the year ended December 31, 2007 and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this Form 20-F, references to "US dollars", "USD" or "$" are to the lawful currency of the United States of America; and references to "CHF" are to Swiss francs.

        In this Form 20-F, references to the "United States" or to "US" are to the United States of America, references to "Europe" are to all European countries (including Turkey, Russia and the Ukraine), references to the European Union (EU) are to the European Union and its 25 member states and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires; references to "Novartis" or the "Group" are to Novartis AG and its consolidated subsidiaries; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration. All product names appearing in italics are trademarks licensed to or owned by Group companies. Product names identified by a "®" or a "™" are trademarks that are not licensed to or owned by the Group. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group and manages its business independently through its respective board of directors or other top local management body. No Group company operates the business of another Group company nor is any Group company the agent of any other Group company. Each executive identified in this Form 20-F reports directly to other executives of the company by whom the executive is employed, or to that company's board of directors.

FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology such as "will" or "expected", or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information-3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

         Not applicable.

Item 2.    Offer Statistics and Expected Timetable

         Not applicable.

Item 3.    Key Information

3.A  Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 are included in "Item 18. Financial Statements" in this Form 20-F.

        The results of our Medical Nutrition Business Unit and Gerber Business Unit are shown as discontinued operations for all periods presented, following their divestment in 2007. See "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Factors Affecting Comparability of Year-on-Year Results of Operations" and "Item 18. Financial Statements—note 2" and "—note 23.2" for more detailed discussion.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year Ended December 31,
	2007	2006	2005	2004(1)	2003(1)
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales from continuing operations	38,072	34,393	29,446	25,685	22,688

Operating income from continuing operations	6,781	7,642	6,507	5,835	5,297
Income/(loss) from associated companies	412	264	193	68	(279)
Financial income	531	354	461	486	621
Interest expense	(237)	(266)	(294)	(261)	(243)

Income before taxes from continuing operations	7,487	7,994	6,867	6,128	5,396
Taxes	(947)	(1,169)	(986)	(962)	(847)

Net income from continuing operations	6,540	6,825	5,881	5,166	4,549
Net income from discontinued operations	5,428	377	260	214	238

Group net income	11,968	7,202	6,141	5,380	4,787

Attributable to:
Shareholders of Novartis AG	11,946	7,175	6,130	5,365	4,743
Minority interests	22	27	11	15	44
Operating income from discontinued operations (including divestment gains)	6,152	532	398	317	338
Basic earnings per share:
Continuing operations earnings per share in $	2.81	2.90	2.52	2.19	1.89
Discontinued operations earnings per share in $	2.34	0.16	0.11	0.09	0.10
Total earnings per share in $	5.15	3.06	2.63	2.28	1.99
Diluted earnings per share:
Continuing operations diluted earnings per share in $	2.80	2.88	2.51	2.18	1.87
Discontinued operations diluted earnings per share in $	2.33	0.16	0.11	0.09	0.10
Total diluted earnings per share in $	5.13	3.04	2.62	2.27	1.97
Cash dividends(2)	2,598	2,049	2,107	1,896	1,659
Cash dividends per share in CHF(3)	1.60	1.35	1.15	1.05	1.00
Operating income from continuing operations earnings per share:
Basic earnings per share in $	2.93	3.26	2.79	2.48	2.23
Diluted earnings per share in $	2.91	3.24	2.78	2.46	2.20

(1)
We adopted a number of new International Financial Reporting Standards from January 1, 2005, not all of which required retrospective application. Data for 2004 and 2003 is therefore not comparable with 2007, 2006 and 2005.

(2)
Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

(3)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2007 will be proposed to the Annual General Meeting on February 26, 2008 for approval.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments	13,201	7,955	10,933	13,892	12,621
Inventories	5,455	4,498	3,725	3,558	3,346
Other current assets	8,774	8,215	6,785	6,470	5,677
Non-current assets	48,022	46,604	36,289	28,568	26,734
Assets held for sale related to discontinued operations		736

Total assets	75,452	68,008	57,732	52,488	48,378

Trade accounts payable	3,018	2,487	1,961	2,020	1,665
Other current liabilities	13,623	13,540	13,367	9,829	8,254
Non-current liabilities	9,415	10,480	9,240	9,324	9,416
Liabilities related to discontinued operations		207

Total liabilities	26,056	26,714	24,568	21,173	19,335

Issued share capital and reserves attributable to shareholders of Novartis AG	49,223	41,111	32,990	31,177	28,953
Minority interests	173	183	174	138	90

Total equity	49,396	41,294	33,164	31,315	29,043

Total liabilities and equity	75,452	68,008	57,732	52,488	48,378

Net assets	49,396	41,294	33,164	31,315	29,043
Outstanding share capital	815	850	848	849	862

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share	Total Dividend per ADS
		(CHF)	($)
2003	February 2004	1.00	0.80
2004	March 2005	1.05	0.93
2005	February 2006	1.15	0.87
2006	March 2007	1.35	1.11
2007(1)	February 2008	1.60	1.41	(2)

(1)	Dividend to be proposed at the Annual General Meeting on February 26, 2008 and distributed February 29, 2008.
(2)	Translated into US dollars at the year end rate of $0.88 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters Market System. The exchange rate in effect on January 23, 2008, as found on Reuters Market System, was CHF 1.00 = $0.92.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low	High
2003	0.80	0.75	0.70	0.81
2004	0.88	0.81	0.76	0.88
2005	0.76	0.80	0.75	0.88
2006	0.82	0.80	0.76	0.84
2007	0.88	0.83	0.80	0.91
Month end,
August 2007			0.82	0.84
September 2007			0.82	0.86
October 2007			0.84	0.86
November 2007			0.86	0.91
December 2007			0.86	0.89
January 2008(2)			0.89	0.92

(1)	Represents the average of the exchange rates on the last day of each full month during the year.
(2)	Through January 23, 2008.

3.B  Capitalization and Indebtedness

        Not applicable.

3.C  Reasons for the offer and use of proceeds

        Not applicable.

3.D  Risk Factors

        Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report on Form 20-F and in our other filings with the SEC before deciding to invest in any Novartis securities, including the following risk factors. Our business, financial condition or results of operations could be materially adversely affected by any of these risks as well as other risks and uncertainties not currently known to us or which we currently deem immaterial.

Risks Facing Our Business

Our Pharmaceuticals Division is confronted by a record level of industry patent expirations and increasingly aggressive generic competition.

        Our Pharmaceuticals Division's products are generally protected by patent rights which are intended to provide us with exclusive marketing rights in various countries. However, those patent rights are of varying strengths and durations. Loss of market exclusivity for one or more important products—either due to patent expiration, generic challenges or other reasons—could have a material adverse effect on our results of operations. This is because the introduction of a generic version of the same or a similar medicine typically results in a significant and sharp reduction in net sales for the relevant product, given that generic manufacturers typically offer their versions of the same medicine at sharply lower prices. The pharmaceuticals industry is confronted by a continuing high level of patent expirations, with products representing approximately $20 billion in combined annual sales facing patent expiry in 2008, similar to levels seen in 2006 and 2007, according to IMS Health. In addition, some generic manufacturers are increasingly conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement and before final resolution of legal proceedings.

        In 2007, sales of four Novartis pharmaceutical products—Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections)—were negatively affected by the start of generic competition in the US, which in some cases was unexpected. These four products had combined 2006 annual net sales of approximately $2.6 billion in the US. As a result of generic competition, combined net sales for these products declined 38% to $1.6 billion in 2007, and are expected to decline significantly further in 2008. The sharp and significant reduction in net sales of these products had an adverse effect on the results of operations of our Pharmaceuticals Division in 2007. Generic versions for Lamisil and Trileptal were launched following the expiry of patents, while US generic competition for Lotrel and Famvir was the result of "launches at risk" by other generics manufacturers.

        Other products of our Pharmaceuticals Division that are the subject of ongoing US patent litigation include Femara (breast cancer), Lescol (high cholesterol), Focalin/Ritalin LA (ADHD) and Comtan/Stalevo (Parkinson's disease). The loss of exclusivity of some of these products could have a significant adverse effect on the results of operations of our Pharmaceuticals Division. In addition, Neoral (transplantation) and Voltaren (pain), which are still among our top ten-selling products and had combined net sales of $1.7 billion in 2007, have already encountered generic competition in many markets, which may cause sales from these products to decline significantly in the future. A number of other top-selling products, including Diovan (high blood pressure) as well as the Gleevec/Glivec and Zometa (both for cancers), could also potentially face generic competition in the coming four to seven years in various markets, particularly the US and Europe, either due to potential patent challenges or the regular expiration of patents. Diovan, Gleevec/Glivec and Zometa had combined net sales of $9.4 billion in 2007, and the loss of exclusivity of any one of these three products could have a material adverse effect on our business, financial condition and results of operations.

Our business is increasingly affected by pressures on drug pricing.

        The growing burden of healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control costs even more tightly. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment and are significantly affected by ongoing pricing pressures. These pricing pressures include government-imposed industry-wide price reductions, mandatory reference prices, an increase in parallel imports, the shifting of the payment burden to patients through higher co-payments, limiting access to formularies, mandatory substitution of generic drugs and growing pressure on physicians to reduce the prescribing of patented prescription medicines. We expect these efforts to continue as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare to patients, restrict access to higher priced new medicines, increase the use of generics and impose overall price cuts. These initiatives do not only affect the results of our Pharmaceuticals Division, but also have an increasing impact on the prices which we are able to charge for the generic drugs marketed by our Sandoz Division. This is particularly true in Europe and especially Germany, our second largest market for generic products, where various measures have been introduced to require generic manufacturers to lower their prices. A combination of aggressive efforts by our distributors to increase their profit margins on generics products that are considered commodities and expected new government regulations, however, have also placed increasing downward pressure on our prices in the US. We expect that these and other challenges will continue to put pressure on our revenues, and therefore could have a material adverse effect on our business, financial condition and results of operations.

        For more information on the pricing controls and on our challenging business environment see "Item 4.B Business Overview—Pharmaceuticals—Price Controls" and "Item 5.A Operating Results—Factors affecting results of operations—Increasing pressure on drug pricing and access to medicines".

Increasing regulatory scrutiny of drug safety and efficacy may have a negative effect on our results of operations.

        We must comply with a broad range of regulatory requirements for the development, manufacture, marketing, labeling, distribution and pricing of our products. These requirements do not only affect our development costs, but also the time required to reach the market and the uncertainty of successfully doing so. Stricter regulatory requirements also heighten the risk of withdrawal of existing products by regulators on the basis of post-approval concerns over product safety, which would reduce revenues and can result in product recalls and product liability lawsuits. In addition, we may voluntarily cease marketing a product or face declining sales based on concerns about efficacy or safety, whether or not scientifically justified, even in the absence of regulatory action. The development of the post-approval adverse event profile for a product or the relevant product class may have a material adverse effect on the marketing and sale of the relevant product. For more detail on the governmental regulations that affect our business see the sections headed "Regulation" included in the descriptions of our four operating divisions under "Item 4.B Business Overview".

        Following widely publicized product recalls such as Merck & Co., Inc.'s recall of its pain medicine Vioxx® in 2004, health regulators are increasingly focusing on product safety and efficacy as well as on the risk/benefit profile of developmental drugs. This has led to requests for more clinical trial data with a significantly higher number of patients and for more detailed analysis. As a result, obtaining regulatory approvals has become more challenging for pharmaceutical companies. In addition, maintaining regulatory approvals has become increasingly expensive since companies are being required to gather far more detailed safety and other clinical data on products after approval.

        We have suffered setbacks in gaining regulatory approvals for new products as well as being able to keep products on the market, primarily in the Pharmaceuticals Division. For example, in March 2007, Galvus (diabetes) received a so-called "approvable" letter from the FDA requiring Novartis to conduct major additional clinical trials before US regulatory approval. However, we subsequently received approval in the EU in September 2007. In March 2007, we also suspended the marketing and sales of Zelnorm (irritable bowel syndrome) in the US and several other countries in response to a request from the FDA to do so pending further discussions of the product's risks and benefits. As a result of these suspensions, net sales of Zelnorm fell 84% in 2007 as compared to 2006, and are expected to fall significantly further in 2008. Separately, in the second half of 2007, Prexige (osteoarthritic pain) was withdrawn from the market in Australia as well as in some countries of the EU based on postmarketing reports of serious liver side-effects allegedly associated with long-term uses of higher doses, including the deaths of two patients in Australia.

        Any additional delays in the regulatory approval process for new products or adverse regulatory developments with regard to significant existing products could have a material adverse effect on our business, financial condition and results of operations.

Legal proceedings may have a significant impact on our results of operations.

        In recent years, the industries that make up our business have become important targets of litigation around the world, especially in the US. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, securities, environmental and tax litigations and claims, government investigations and intellectual property disputes. As a result, we may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and excessive verdicts occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

        In addition, our Pharmaceuticals Division frequently defends its patents against challenges by our competitors. Should we fail to successfully defend our patents, we will be faced with generic competition for the relevant products, and the resulting loss of revenue.

        At the same time, our Sandoz Division may, from time to time, seek approval to market a generic version of a product before the expiration of patents claimed by one of our competitors for the relevant product. We do this in cases where we believe that the relevant patents are invalid, unenforceable, or would not be infringed by our generic product. As a result, we frequently face patent litigation and in certain circumstances, we may elect to market a generic product even though patent infringement actions are still pending. Should we elect to proceed in this manner and conduct a "launch at risk", we could face substantial damages if the final court decision is adverse to us.

        The CIBA Vision Business Unit of our Consumer Health Division also has been required to defend its patents against frequent challenges by its competitors. Adverse judgments or settlements in any of these cases could have a material adverse effect on our business, financial condition and results of operations.

        Governments and regulatory authorities have in recent years been stepping up their compliance with law enforcement activities in key areas, including corruption, marketing practices, antitrust and trade restrictions. Our businesses have from time to time been subject to such governmental investigations and information requests by regulatory authorities like the recent unannounced inspection of the Sandoz companies in Holzkirchen, Germany, by European Commission officials. While the outcome of government and regulatory authorities investigations are unpredictable they are costly, divert management from our business and may affect our reputation.

        For more detail regarding specific legal matters currently pending against us, see "Item 18. Financial Statements—note 19" and "Item 4. Information on the Company—4.B Business Overview—Pharmaceuticals—Intellectual Property."

Our research and development efforts may not succeed.

        Our ability to continue to grow our business and to replace any lost sales due to the loss of exclusivity for our products—either due to patent expiration, generic challenges, competition from new branded products or changes in regulatory status—depends upon the ability of our research and development activities to identify and develop high-potential breakthrough products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. To accomplish this, we commit substantial effort, funds and other resources to research and development, both through our own dedicated resources, and through various collaborations with third parties. Developing new pharmaceutical products and bringing them to market, however, is a costly, lengthy and uncertain process and there can be no guarantee that our research and development activities will produce a sufficient number of commercially viable new products, in spite of these significant investments.

        The pharmaceuticals industry has been suffering a dearth of new drugs gaining regulatory approvals in recent years. For example, the FDA approved only 18 entirely new drugs (new molecular entities) in 2007, the lowest single-year total since 1983, when there were 14 new approvals. This decline in research productivity comes at a time when the world-wide pharmaceuticals industry is estimated to be spending more than $40 billion each year on research and development activities.

        The research and development process for a new pharmaceutical product can take up to 15 years, or even longer, from discovery to commercial product launch. New products do not only need to undergo intensive pre-clinical and clinical testing, but also to pass a highly complex, lengthy and expensive approval process. During each stage of the process, there is a substantial risk that we will encounter serious obstacles or will not achieve our goals and accordingly we may abandon a product in which we have invested substantial amounts of time and money. We are therefore taking steps to accelerate research and development activities throughout the Group and to find ways to lower attrition rates among pipeline products in the final states before approval. For example, a reorganization of the Pharmaceuticals Development organization began in 2007 with the aim of strengthening project focus, integrating decision making at the therapeutic franchise level and simplifying development decision-making structures. Should these efforts fail to achieve the desired results or should we be unable to maintain a continuous flow of successful new products and successful new indications or brand extensions for existing products sufficient to cover our substantial research and development costs and to replace sales that are lost as older products approach the end of their commercial life cycles or are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations.

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

Reduced availability of exclusivity periods may have an adverse effect on the success of our Sandoz Division.

        A significant source of revenue for our Sandoz Division are exclusivity periods granted in certain markets—particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act. However, a number of factors have had the effect of limiting the availability of those exclusivity periods or of decreasing their value, including a variety of aggressive steps taken by branded pharmaceuticals companies to counter the growth of generics, increased competition among generics companies to achieve these periods of exclusivity as well as regulatory changes that create the risk of potential forfeiture of exclusivity periods in the US.

We may not be able to realize the expected benefits from our ongoing productivity initiatives.

        In December 2007, we launched a new strategic initiative called "Forward" to enhance productivity by simplifying organizational structures, accelerating and decentralizing decision-making and redesigning the way we operate. Through this initiative, we aim to reduce our cost-base by approximately $1.6 billion by 2010 compared to 2007 levels. Our ability to achieve these expected cost-savings, however, depends on a number of factors beyond our control and our inability to successfully complete "Forward" and other ongoing productivity initiatives could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize the expected benefits from our significant investments in biologics.

        We believe that recent advances in technologies, particularly those within the last decade that have advanced the analysis of human genome data, could have a fundamental effect on product development, and in turn on our results of operations. We are therefore making major investments in those technologies and are devoting significant resources to building our position in biologic therapies, which now represent approximately 25% of our pre-clinical research portfolio. For our efforts in this area to be successful, we need to ensure a speedy expansion of our capabilities, expertise and skills in the development, manufacturing and marketing of biological therapies. This, however, poses a number of significant challenges, including intense competition for qualified individuals. See also "—An inability to attract and retain qualified personnel could adversely affect our business" below.

        In the second half of 2007, we formed our new Novartis Biologics Unit. To complement these internal research and development activities, we have also made significant investments in licensing agreements with specialized biotechnology companies. At the same time, our Sandoz Division is taking steps to expand its expertise in the area of biosimilars (generic versions of biological therapies) and is actively working with regulators to establish appropriate rules for the approval of these types of generic products.

        There can be no guarantee that our efforts in the biologics area will be successful or that we will be able to realize the expected benefits from our significant investment in this area. A failure to build and expand our position in biologics or to achieve the expected benefits from our significant investments in this area could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize the expected benefits from our significant marketing efforts and may fail to develop appropriate marketing models or correctly anticipate changes in our product portfolio.

        The time between the launch of innovative "first-in-class" treatments and "me-too" or generic versions has shortened significantly in recent years, which is putting increasing pressure on our Pharmaceuticals Division to maximize revenue from a new product quickly following its launch, in order to be able to recover its significant research and development costs. A strong marketing message and rapid penetration of potential markets in different geographic territories are vital if a product is to attain peak sales as quickly as possible before the loss of patent protection or the entry of significant competitor products. As a consequence, we are required to invest significant resources into our marketing and sales efforts and we also continually evaluate the appropriateness of our marketing models, explore more efficient ways to support new product launches and adjust the composition of our sales force in response to changes in our product portfolio. Should those efforts prove unsuccessful or should we fail to correctly anticipate changes to our product portfolio, for example, as a result of the unexpected loss of exclusivity for existing products or delays in the launch of new products, this could have a material adverse effect on our business, financial condition and results of operations.

A failure to develop differentiated vaccines and to bring key products to market in time for the relevant disease season could have an adverse effect on the success of our Vaccines and Diagnostics Division.

        The demand for some types of vaccines marketed by our Vaccines and Diagnostics Division, such as influenza vaccines, is seasonal, while the demand for other vaccines, such as pediatric combination vaccines, depends on birth rates in developed countries. Some vaccines, particularly seasonal influenza vaccines that make an important contribution to the division's net sales and profits, are considered to be commodities, meaning that there are few therapeutic differences among vaccines offered by competitors. The ability to develop differentiated, effective and safe vaccines, to gain approval for inclusion in national immunization recommendation lists, and to consistently produce and deliver high-quality vaccines in time for the relevant disease season are critical to the success of our Vaccines and Diagnostics Division.

The manufacture of our products is technically highly complex and we may face supply disruptions.

        The products we market, distribute and sell are either manufactured at our own dedicated manufacturing facilities or through toll manufacturing or other supply arrangements with third parties. In either case, we need to ensure that the manufacturing process complies with applicable regulations and manufacturing practices as well as our own high quality standards. Many of our products, however, are the result of technically complex manufacturing processes or require a supply of highly specialized raw materials. For some of our products and certain key raw materials, we may also rely on a single source of supply. As a result of these factors, the production of one or more of our products may be disrupted from time to time. Both our Vaccines and Diagnostics Division and our Ciba Vision Business Unit, for example, have experienced significant production shutdowns in the recent past. We may also not be able to rapidly alter production volumes to respond to changes in demand for particular products. A disruption in the supply of certain key products or our failure to accurately predict the demand for those products could have a material adverse effect on our business, financial condition or results of operations. In addition, because our products are intended to promote the health of patients, any supply disruption could lead to allegations that the public health, or the health of individuals, has been endangered and could subject us to lawsuits.

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, acquired research and development and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Impairment testing under IFRS may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and on the increasing impact of impairment charges on our results of operations see "Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets" and "Item 18. Financial Statements—note 9".

Ongoing consolidation among our distributors may further increase the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, significant portions of our sales, particularly in the US, are made to a relatively small number of US drug wholesalers, retail chains, and other purchasing organizations. For example, our three most important customers, all from the US, accounted for approximately 9%, 8% and 6%, respectively, of Group net sales from continuing operations in 2007 and there has been a trend toward further consolidation among our distributors, especially in the US. As a result, our distributors are gaining additional purchasing leverage over us, which increases the pricing pressures facing our businesses.

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

        We highly depend upon skilled personnel in key parts of our organization and we invest heavily in recruiting and training qualified individuals. The loss of the service of key members of our organization—particularly senior members of our scientific and management teams—may delay or prevent the achievement of major business objectives. In addition, the success of our research and development activities—especially in the area of biologics—is particularly dependent on our ability to attract and retain sufficient numbers of high quality researchers and development specialists. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. As a result, we may be unable to attract and retain qualified individuals in sufficient numbers, which would have an adverse effect on our business, financial condition and results of operations.

Environmental liabilities may adversely impact our results of operations.

        The environmental laws of various jurisdictions impose actual and potential obligations on us to remediate contaminated sites. In 2007, we increased our provisions for worldwide environmental liabilities by $614 million following the completion of internal and external reviews. $590 million of this increase was attributable to a Corporate charge primarily related to formerly-owned businesses including the Novartis-related share of potential remediation costs for landfills in the Basel region (including Switzerland, France and Germany). We have also been identified as a potentially responsible party under the US Comprehensive Environmental Response Compensation and Liability Act in respect to certain sites. Given the inherent difficulties in estimating liabilities in environmental matters, it cannot be guaranteed that additional costs will not be incurred beyond the amounts we have provided for in the Group consolidated financial statements. Should we be required to further increase our provisions for environmental liabilities in the future or fail to properly manage environmental risks, this could have a material adverse effect on our business, financial condition and results of operations. For more detail regarding environmental matters, see "Item 4.D Property, Plants and Equipment—Environmental Matters" and "Item 18. Financial Statements—note 19."

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        A significant portion of our earnings and expenditures are in currencies other than US dollars, our reporting currency. In 2007, 39% of our net sales from continuing operations were made in US dollars, 30% in euro, 6% in Japanese yen, 2% in Swiss francs and 23% in other currencies. During the same period, 36% of our expenses from continuing operations arose in US dollars, 28% in euro, 14% in Swiss francs, 5% in Japanese yen and 17% in other currencies. Changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our costs and earnings. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5.A Operating Results—Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Non-Product—Related Market Risk."

Earthquakes could adversely affect our business.

        Our corporate headquarters, the headquarters of our Pharmaceuticals and Consumer Health Divisions, and certain of our major Pharmaceuticals Division production facilities are located near earthquake fault lines in Basel, Switzerland. In addition, other major facilities of our Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health Divisions are located near major earthquake fault lines in various locations around the world. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and loss of life, all of which could have a material adverse effect on our business, financial condition and results of operations.

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

Significant disruptions of information technology systems could adversely affect our business.

        Our business is increasingly dependent on information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. Any significant breakdown, invasion, destruction or interruption of these systems, whether due to computer viruses or other outside incursions, may result in the loss of data and/or impairment of production and business processes which could materially and adversely affect our business.

Risks Related To Our ADSs

The price of our ADSs and the US dollar value of any dividends may be negatively affected by fluctuations in the US dollar/Swiss franc exchange rate.

        Our American Depositary Shares (ADSs) trade on the New York Stock Exchange in US dollars. Since the shares underlying the ADSs are listed in Switzerland on the SWX Swiss Exchange (SWX) and trade on the European trading platform virt-x Exchange Limited (virt-x) in Swiss francs, the value of the ADSs may be affected by fluctuations in the US dollar/Swiss franc exchange rate. In addition, since any dividends that we may declare will be denominated in Swiss francs, exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of ADSs. If the value of the Swiss franc decreases against the US dollar, the price at which our ADS trade and the value of the US dollar equivalent of any dividend will decrease accordingly.

Holders of ADSs may not be able to exercise preemptive rights attached to shares underlying ADSs.

        Under Swiss law, shareholders have preemptive rights to subscribe for cash for issuances of new shares on a pro rata basis. Shareholders may waive their preemptive rights in respect of any offering at a general meeting of shareholders. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the SWX. US holders of ADSs may not be able to exercise the preemptive rights attached to the shares underlying their ADSs unless a registration statement under the US Securities Act of 1933, is effective with respect to such rights and the related shares, or an exemption from the registration requirements thereunder is available. In deciding whether to file such a registration statement, we would evaluate the related costs and potential liabilities as well as the benefits of enabling the exercise by the holders of ADSs of the preemptive rights associated with the shares underlying their ADSs. We cannot guarantee that any registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights could not be exercised by an ADS holder, JPMorgan Chase Bank, N.A., as depositary, would, if possible, sell such holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that such rights could not be sold, the depositary might allow such rights to lapse. In either case, the interest of ADS holders in Novartis would be diluted and, if the depositary allows rights to lapse, holders of ADSs would not realize any value from the granting of preemptive rights.

Item 4.    Information on the Company

4.A  History and Development of Novartis

Novartis AG

        Novartis AG was incorporated on February 29, 1996 under the laws of Switzerland as a stock corporation (Aktiengesellschaft) with an indefinite duration. On December 20, 1996, our predecessor companies, Ciba-Geigy and Sandoz, merged into this new entity, creating Novartis. We are domiciled in and governed by the laws of Switzerland. Our registered office is located at the following address:

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel, Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        The Novartis Group is a multinational group of companies specializing in the research, development, manufacturing and marketing of innovative healthcare products. Novartis AG, our Swiss holding company, owns, directly or indirectly, 100% of all significant operating companies. For a list of our significant operating subsidiaries, see "Item 18. Financial Statements—note 32".

Important Corporate Developments 2005-2007

        The following table provides an overview over certain important developments between 2005 and 2007:

2007

April	Novartis announces a definitive agreement to divest Gerber to Nestlé for $5.5 billion, the final step in a divestment program to focus the Group's strategy on healthcare with pharmaceuticals at the core.
July
Novartis completes the sale of its Medical Nutrition Business Unit to Nestlé for $2.5 billion, which had been announced in December 2006.
Novartis enhances vaccines pipeline by gaining access to Intercell's key technologies and vaccines programs through an expanded strategic alliance.
Novartis completes its fourth share repurchase program initiated in August 2004. A total of 47,575,000 Novartis shares were repurchased for CHF 3 billion.
September	Novartis completes the sale of its Gerber Business Unit to Nestlé for $5.5 billion.

Novartis and Bayer Schering Pharma AG (Bayer Schering) receive regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron®. Novartis received a one-time payment of approximately $200 million, principally for manufacturing facilities transferred to Bayer Schering and received rights to market its own version of Betaseron® starting in 2009.
October
Novartis Biologics is established as a focused unit to accelerate and optimize research and development into innovative biologic medicines, which make up 25% of the Novartis pre-clinical product pipeline.
November	Novartis completes its fifth share repurchase program initiated in July 2007. A total of 63,173,000 Novartis shares were repurchased for CHF 4 billion.
December
Novartis announces a new strategic initiative called "Forward" to enhance productivity by simplifying organizational structures, accelerating and decentralizing decision-making and redesigning the way we operate. Through this initiative we aim to reduce our cost-base by approximately $1.6 billion by 2010 compared to 2007 levels. The initiative resulted in a restructuring charge of $444 million.
2006
February	Novartis completes the sale of its Nutrition & Santé business to ABN AMRO Capital France for $211 million. The transaction was announced in November 2005.
April
Novartis completes the acquisition of all of the remaining shares of Chiron Corporation it did not already own for approximately $5.7 billion. A new division called Vaccines and Diagnostics is created to incorporate activities in human vaccines and molecular diagnostics, while the pharmaceutical activities of Chiron are integrated into the Pharmaceuticals Division.
September	Novartis acquires 100% of NeuTec Pharma plc, a UK biopharmaceuticals company specializing in hospital anti-infectives, for $606 million.
October	Novartis agrees to acquire the Japanese animal health business of Sankyo Lifetech Co., Ltd. The transaction closes at the end of March 2007.
November	Novartis announces plans for a new strategic biomedical research and development center in Shanghai. This site will become an integral part of the Group's global research and development network.
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
March	A new CHF 4.0 billion share repurchase program, the fifth at Novartis since 1999, is approved by shareholders at the Annual General Meeting (AGM).

July
An agreement is signed for Novartis to acquire the rights to a portfolio of over-the-counter (OTC) products, led by the pain medicine Excedrin, from Bristol-Myers Squibb Company for approximately $660 million in cash, significantly strengthening the company's OTC business in the US market. The principal North American business is consolidated as of September 1.

        For information on our principal expenditures on property, plants and equipment, see "Item 4. Information on the Company—4.D Property, plants & equipment." For information on our significant investments in research and development, see the relevant sections on research and development for each of our four operating divisions under "Item 4. Information on the Company—4.B Business Overview."

4.B  Business Overview

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products. Novartis is the only company to have leadership positions in each of these areas. The Group's businesses are divided on a worldwide basis into the following four operating divisions:

  •
  Pharmaceuticals (brand-name patented pharmaceuticals)

  •
  Vaccines and Diagnostics (human vaccines and molecular diagnostics)

  •
  Sandoz (generic pharmaceuticals)

  •
  Consumer Health (over-the-counter medicines (OTC), animal health medicines, and contact lenses and lens-care products)

        Novartis completed the divestment of its remaining non-healthcare businesses in 2007 with the sale of its Medical Nutrition (effective July 1) and Gerber (effective September 1) Business Units, which were previously included in the Consumer Health Division. These businesses were sold in separate transactions to Nestlé S.A.

        Novartis achieved total Group net sales of $39.8 billion in 2007, while net income amounted to $12.0 billion. These results include contributions from Medical Nutrition and Gerber before their divestments in 2007 and the after-tax divestment gain of $5.2 billion. For the Group's continuing operations, which are now solely focused on healthcare, net sales amounted to $38.1 billion in 2007. We invested approximately $6.4 billion in research & development in 2007.

        Headquartered in Basel, Switzerland, we employed approximately 98,200 full-time equivalent associates as of December 31, 2007 and have operations in approximately 140 countries around the world.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular and Metabolism; Oncology and Hematology; Neuroscience and Ophthalmics; Respiratory; Immunology and Infectious Diseases; and Other. The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a business unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Pharmaceuticals Division is the most important division of Novartis, accounting in 2007 for $24 billion, or 63%, of Group net sales from continuing operations, and for $6.1 billion, or 90%, of Group operating income from continuing operations excluding Corporate income and expense.

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division is focused on the development of preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer and the second-largest supplier of influenza vaccines in the US. Key products also include meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics activity dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world's blood supply. In 2007, the Vaccines and Diagnostics Division accounted for $1.5 billion, or 4% of Group net sales from continuing operations, and provided for $72 million, or 1% of the Group's operating income from continuing operations excluding Corporate income and expense.

Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, produces and markets drugs along with pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented prescription drugs as well as generic pharmaceuticals. The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms of pharmaceuticals no longer protected by patents, as well as supplying active ingredients to third parties. In Anti-Infectives, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, we develop and manufacture protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and provides biotech manufacturing to other companies on a contract basis. Sandoz offers some 950 compounds in more than 5,000 forms in 130 countries. The most important product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz is the Group's second-largest division, both in terms of its contribution to the Group's net sales and operating income from continuing operations. In 2007, Sandoz accounted for $7.2 billion, or 19%, of Group net sales from continuing operations, and for $1 billion, or 15%, of Group operating income from continuing operations excluding Corporate income and expense.

Consumer Health Division

        Our Consumer Health Division consists of three business units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers over-the-counter self medications. Animal Health provides veterinary products for farm and companion animals. CIBA Vision markets contact lenses and lens care products. The Medical Nutrition and Gerber Business Units, which were previously included in the Consumer Health Division, were divested during 2007. The results of these business units have been reclassified and disclosed in this Form 20-F as discontinued operations in all periods. The Medical Nutrition Business Unit offered health and medical nutrition products and Gerber offered food and other products and services designed to serve the particular needs of babies and infants. In 2007, the Consumer Health Division (excluding discontinued operations) was the Group's third-largest division, both in terms of Group net sales and operating income from continuing operations, and accounted for $5.4 billion, or 14%, of Group net sales from continuing operations, and for $812 million, or 12%, of Group operating income from continuing operations excluding Corporate income and expense.

PHARMACEUTICALS

Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians.

        The Pharmaceuticals Division researches, develops, manufactures, distributes and sells branded pharmaceuticals in the following therapeutic areas:

  •
  Cardiovascular and Metabolism

  •
  Oncology and Hematology

  •
  Neuroscience and Ophthalmics

  •
  Respiratory

  •
  Immunology and Infectious Diseases

  •
  Other

        The preceding list reflects the new composition of the therapeutic areas within our Pharmaceuticals division following recent changes as part of a larger transformation of organizational structures. The Cardiovascular and Metabolism, Oncology and Hematology, and Respiratory franchises have not been affected by these changes. However, three therapeutic areas—Neuroscience and Ophthalmics; Immunology and Infectious Diseases and Other—have been newly created to replace various former therapeutic areas. The following tables and product descriptions already reflect this new organizational structure. Other sections of this Form 20-F, however, still reflect the prior therapeutic areas. This includes the discussions and certain historical information provided in "Item 5. Operating and Financial Review and Prospects." and "Item 18. Financial Statements."

        The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a business unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment in our consolidated financial statements, since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division. The Pharmaceuticals Division is the most important division of Novartis and reported consolidated net sales of $24 billion in 2007, which represented 63% of the Group's net sales from continuing operations.

        The division is made up of approximately 80 affiliated companies which together employed 54,613 associates as of December 31, 2007, and sell products in approximately 140 countries. The product portfolio of the Pharmaceuticals Division includes more than 45 key marketed products, many of which are leaders in their respective therapeutic areas. In addition, the division's portfolio of development projects includes 140 potential new products, new indications or new formulations for existing products in various stages of clinical development.

Pharmaceutical Division Products

        The following table and summaries describe certain key marketed products and recently launched products in our Pharmaceuticals Division. We normally intend to sell all of our marketed products throughout the world. However, not all products and indications are currently available in every country. Compounds and new indications in development are, unless otherwise indicated, subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. For some compounds, the development process is ahead in the US; for others, development in one or more other countries or regions is ahead of that in the US. Due to the uncertainties associated with the development process, and due to regulatory restrictions in some countries, it may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. See "—Regulation" for further information on the approval process.

Key Marketed Products

Therapeutic area	Compound	Generic name	Indication	Formulation
Cardiovascular and Metabolism	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Capsule Tablet

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Lescol/ Lescol XL	fluvastatin sodium	Primary hypercholesterolemia and mixed dyslipidemia Secondary prevention of adverse cardiac events after coronary transcatheter therapy slowing the progression of atherosclerosis	Capsule Tablet

	Lotensin/ Cibacen	benazepril hydrochloride	Hypertension	Tablet

	Lotensin HCT/ Cibadrex	benazepril hydrochloride and hydrochlorothiazide	Hypertension Adjunct therapy in heart failure Progressive chronic renal insufficiency	Tablet

	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension	Capsule

	Starlix	nateglinide	Type 2 diabetes	Tablet

	Tekturna/Rasilez	aliskiren	Hypertension	Tablet

Oncology and Hematology	Exjade	deferasirox	Chronic iron overload due to blood transfusions	Dispersible tablet for oral suspension

Femara	letrozole tablets/letrozole	Advanced breast cancer in post-menopausal women
Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)
			Early breast cancer in post-menopausal women directly after surgery (initial adjuvant therapy)	Tablet

Gleevec/ Glivec	imatinib mesylate/imatinib	Certain forms of chronic myeloid leukemia
Certain forms of gastrointestinal stromal tumor
Certain forms of acute lymphoblastic leukemia
Dermatofibrosarcoma protuberans
Hypereosinophilic syndrome
Aggressive systemic mastocytosis
			Myelodysplastic/myeloproliferative diseases	Tablet

	Proleukin	aldesleukin	Metastatic renal cell carcinoma Metastatic melanoma	Lyophilized powder for IV infusion reconstitution and dilution

	Sandostatin LAR & Sandostatin SC	octreotide acetate for injectable suspension & octreotide acetate	Acromegaly Symptoms associated with certain gastroenteropancreatic neuroendocrine tumors (carcinoid and VIPomas)	Vial Ampoule/pre-filled syringe

	Zometa	zoledronic acid for injection/zoledronic acid 4 mg	Treatment of patients with multiple myeloma and patients with documented bone metastases from solid tumors Hypercalcemia of malignancy	Intravenous infusion

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients with resistance or intolerance to existing therapies	Capsule

Neuroscience and Ophthalmics	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and schizoaffective disorder	Tablet

	Comtan	entacapone	Parkinson's disease	Tablet

	Exelon	rivastigmine tartrate	Alzheimer's disease Dementia associated with Parkinson's disease	Capsule Oral solution

	Exelon Patch	rivastigmine transdermal system & rivastigmine transdermal patch	Alzheimer's disease Dementia associated with Parkinson's disease	Transdermal patch

	Focalin & Focalin XR	dexmethylphenidate HCl & dexmethylphenidate modified release	Attention deficit hyperactivity disorder	Tablet Capsule

	Ritalin & Ritalin LA	methylphenidate HCl & methylphenidate HCl modified release	Attention deficit hyperactivity disorder and narcolepsy Attention deficit hyperactivity disorder	Tablet Capsule

	Lucentis	ranibizumab	Wet age-related macular degeneration	Intravitreal injection

	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease	Tablet

	Tegretol	carbamazepine	Epilepsy Pain associated with trigeminal neuralgia Acute mania and bipolar affective disorders	Tablet Chewable tablet Oral suspension Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

	Visudyne	verteporfin	Wet age-related macular degeneration Pathological myopia Ocular histoplasmosis	Vial, intravenous infusion activated by non-thermal laser light

	Zaditor/ Zaditen	ketotifen	Allergic conjunctivitis	Eye drops

Respiratory	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol Certihaler

	TOBI	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Inhalation solution

	Xolair	omalizumab	Allergic asthma	Lyophilized powder for reconstitution as subcutaneous injection

Immunology and Infectious Diseases	Certican	everolimus	Prevention of organ rejection (heart and kidney)	Tablet Dispersible tablet for oral suspension

	Coartem/ Riamet	artemether and lumefantrine	Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet

	Combipatch/ Estalis	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women Prevention of osteoporosis in postmenopausal women	Transdermal patch

	Cubicin	daptomycin	Complicated skin and soft tissue infections (cSSTI) Right-sided endocarditis (RIE) due to Staphylococcus aureus Staphylococcus aureus bacteremia when associated with RIE or cSSTI	Powder for intravenous infusion

	Elidel	pimecrolimus cream	Atopic dermatitis (eczema)	Cream

	Estraderm TTS/ Estraderm MX	estradiol hemihydrate	Treatment of signs and symptoms of estrogen deficiency Prevention of accelerated postmenopausal bone loss	Transdermal patch

	Estragest TTS	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women Prevention of postmenopausal osteoporosis	Transdermal patch

Famvir	famciclovir	Acute herpes zoster
Recurrent genital herpes in immunocompetent patients
Recurrent herpes labialis in immunocompetent patients
Suppression of recurrent genital herpes in immunocompetent patients
			Recurrent mucocutaneous herpes simplex infections in HIV-infected patients	Tablet

	Lamisil	terbinafine	Fungal infections of the skin and nails	Tablet Cream DermGel Solution Spray

	Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis Bone pain associated with osteolysis and/or osteopenia Paget's disease Neurosdystrophic disorders (synonymous with algodystrophy or Sudeck's disease) Hypercalcemia	Nasal spray Ampoule Vial for injection or infusion

	myfortic	mycophenolic acid/mycophenolate sodium, USP	Prevention of graft rejection following kidney transplantation	Tablet

Neoral	cyclosporine, USP MODIFIED	Prevention of rejection following organ and bone marrow transplantation
			Non-transplantation autoimmune conditions such as severe psoriasis, nephrotic syndrome, severe rheumatoid arthritis, atopic dermatitis or endogenous uveitis	Capsule Oral solution

	Prexige	lumiracoxib	Osteoarthritis Acute pain Acute gout Primary dysmenorrhea	Tablet

	Reclast/Aclasta	zoledronic acid/zoledronic acid 5 mg	Treatment of osteoporosis in Postmenopausal women Paget's disease of the bone	Intravenous infusion

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet

	Vivelle Dot/ Estradot	estradiol hemihydrate	Estrogen replacement therapy Prevention of postmenopausal osteoporosis	Transdermal patch

	Voltaren/Cataflam	diclofenac sodium/potassium	Inflammatory forms of rheumatism Pain management	Tablet Capsule Drop Ampoule Suppository Gel Powder in sachet Transdermal patch

Other	Enablex/Emselex	darifenacin	Overactive bladder	Tablet

	Zelnorm/ Zelmac	tegaserod maleate/tegaserod	Irritable bowel syndrome with constipation Chronic idiopathic constipation	Tablet

    •
    Diovan (valsartan) and Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide) are the world's No. 1 selling branded high blood pressure medicines (IMS data). Diovan is the only agent in its class approved to treat all of the following: high blood pressure, high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 100 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. The FDA recently approved Diovan for the treatment of hypertension in children, ages 6 to 16. The FDA also granted pediatric exclusivity to Diovan, providing it with an additional six months of marketing exclusivity beyond the valsartan patent expiration in March 2012. Diovan and Starlix (nateglinide) are in development for prevention of new-onset type 2 diabetes and cardiovascular disease in patients with impaired glucose tolerance.

    •
    Gleevec/Glivec (imatinib mesylate/imatinib) is a signal transduction inhibitor approved to treat certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST). First launched in 2001, Gleevec/Glivec is available in more than 80 countries. Gleevec/Glivec is indicated for the treatment of newly diagnosed adult and pediatric patients with a form of CML. Gleevec/Glivec is approved in the US and EU to treat Philadelphia chromosome positive (Ph+) acute lymphoblastic leukemia (ALL), a rapidly progressive form of leukemia; dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome and myelodysplastic/myeloproliferative diseases; and other rare blood disorders. In the US, Gleevec/Glivec is also approved for aggressive systemic mastocytosis. In 2007, Gleevec/Glivec was approved in Japan as a treatment for Ph+ ALL. In 2007, a randomized, placebo-controlled Phase III trial of Gleevec/Glivec as adjuvant therapy following surgical removal of local GIST was stopped when the interim analysis showed significant advantage for those patients receiving Gleevec/Glivec. Global regulatory submissions for the indication are expected in 2008. Development of Gleevec/Glivec for use in an aggressive brain tumor known as glioblastoma multiforme was halted in 2007 after study results showed no improvement in progression-free survival. The Glivec International Patient Assistance Program is now available in 80 countries and has provided treatment at no charge to more than 26,000 patients worldwide who otherwise would not have access to this innovative therapy.

    •
    Zometa (zoledronic acid for injection/zoledronic acid 4 mg) is a treatment for certain cancers that have spread to the bones. First approved in the US in 2001 Zometa is available in more than 80 countries. Zometa is approved for the treatment of patients with multiple myeloma and patients with documented bone metastasis from solid tumors, including prostate, breast and lung. Zometa is also approved in most key markets for the treatment of hypercalcemia of malignancy (tumor-induced excessive levels of calcium). In December 2007, the FDA granted Zometa an additional six months of marketing exclusivity until 2013 following the completion of pediatric studies.

    •
    Sandostatin LAR/Sandostatin SC (octreotide acetate for injectable suspension/octreotide acetate) is used for the treatment of patients with acromegaly, a chronic disease in adults caused by over-secretion of pituitary growth hormone. This product is also indicated for the treatment of certain symptoms associated with carcinoid tumors and other types of gastrointestinal neuroendocrine and pancreatic tumors. Sandostatin was first launched in 1988 and is approved in more than 85 countries Sandostatin SC faces generic competition in the US. However, patent protection continues in major markets for Sandostatin LAR. A new long-acting and monthly-administered competitor product, indicated for acromegaly, was launched in the US in late 2007. This competitor product may slow future growth of Sandostatin LAR in the US.

    •
    Neoral (cyclosporine, USP Modified) is an immunosuppressant to prevent organ rejection following a kidney, liver or heart transplant. This micro-emulsion formulation of cyclosporine is also indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. First launched in 1995, Neoral is marketed in approximately 100 countries. Despite our patent protection for Neoral, generic companies have launched competing products in the US, some European countries and elsewhere, and this competition is expected to continue. See "—Intellectual Property" for further information.

    •
    Femara (letrozole tablets/letrozole) is a once-daily oral aromatase inhibitor for the treatment of early stage or advanced breast cancer in post-menopausal women. Femara was first launched in 1996 and is currently available in more than 90 countries. Femara is approved in the US, EU and other countries as adjuvant therapy for postmenopausal women with hormone-receptor positive early breast cancer. Femara is also approved in the US, EU and other countries as extended adjuvant therapy for early breast cancer in post-menopausal women who are within 3 months of completing five years of adjuvant tamoxifen therapy. Femara is also approved globally as first-line treatment for post-menopausal women with hormone receptor positive locally advanced or metastatic breast cancer, and as treatment for advanced breast cancer in post-menopausal women with disease progression following anti-estrogen therapy. In some countries, Femara is approved as neo-adjuvant (pre-operative) therapy for early stage breast cancer. In Japan, Femara is approved for the treatment of all hormone receptor positive, post-menopausal breast cancer. A global registration dossier based on the switch data from the BIG 1-98 study is expected to be submitted in 2009.

    •
    Lotrel (amlodipine besylate and benazepril hydrochloride) is a fixed combination high blood pressure treatment consisting of the angiotensin-converting enzyme (ACE) inhibitor benazepril, used in Lotensin/Cibacen, and the leading calcium channel blocker (CCB) amlodipine. Launched in 1995 and only available in the US, Lotrel received generic competition in May 2007, as a result of a "launch at risk" of a generic product by Teva Pharmaceuticals, despite a valid US patent until 2017. Our Sandoz Division has also launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails. Lotrel is further being evaluated in a patient outcome trial to establish whether it is more effective than an ACE inhibitor plus diuretic in reducing cardiovascular morbidity and mortality in high-risk patients.

    •
    Trileptal (oxcarbazepine) is an anti-epileptic drug for the treatment of partial seizures as adjunctive or monotherapy in both adults and children aged four years and above. In the US, Trileptal has also been approved for the treatment of partial seizures as adjunctive therapy in children aged two and above. Trileptal acts by stabilizing neuronal functions, thereby controlling and limiting the spread of seizures. It was first approved in Denmark in 1990, in the rest of the EU in 1999, and in the US in 2000 and is available in 60 countries. Our competitors launched generic versions of Trileptal in the US and certain European countries during 2007.

    •
    Voltaren/Cataflam (diclofenac sodium/potassium) is a leading non-steroidal anti-inflammatory drug (NSAID) for the treatment of inflammatory forms of rheumatism, as well as pain and inflammation. Voltaren/Cataflam was first launched in 1973 and is available in nearly every country of the world. This product, which has been experiencing generic competition for many years, has a wide variety of dosage forms marketed by the Pharmaceuticals Division. In addition, in certain countries, our Consumer Health Division's OTC Business Unit markets a topical therapy Voltaren Emulgel, and a transdermal patch for the treatment of inflammation of muscles and joints and for certain localized forms of rheumatism.

    •
    Lescol (fluvastatin sodium) is a lipid-lowering drug used to reduce cholesterol. Lescol is indicated as an adjunct to diet for the treatment of hypercholesterolemia and mixed dyslipidemia, and to slow the progression of coronary atherosclerosis in patients with coronary heart disease. Lescol was first launched in 1994 and is available in more than 65 countries.

    •
    Lamisil (terbinafine) is a treatment for fungal nail infection (onychomycosis). In some countries, Lamisil is also approved for athlete's foot (tinea pedis) and fungal infection of the scalp (tinea capitis). Lamisil was first launched in 1991 and is available in more than 90 countries. In 2007 sales in the US and France were affected by the entry of generic competition, already present in some other European countries and in Japan. Our Consumer Health Division's OTC Business Unit markets over-the-counter formulations of Lamisil for use in treating athlete's foot in many markets, including the US. Lamisil is in Phase III development for the treatment of onychomycosis in a topical formulation (nail solution) with US filing expected in late 2008.

    •
    Exelon (rivastigmine) has been available since 1997 to treat mild to moderate Alzheimer's disease (AD) in more than 70 countries. In 2006, Exelon became the only cholinesterase inhibitor to be approved for mild to moderate Parkinson's disease dementia (PDD) in addition to AD in both the US and EU. Exelon Patch (rivastigmine transdermal system/rivastigmine transdermal patch), the first and only transdermal patch approved for the treatment of mild to moderate Alzheimer's disease dementia, was approved in 2007 in the US and EU. The once-daily Exelon Patch has shown comparable efficacy to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. The patch has demonstrated significantly improved gastrointestinal tolerability as compared with the oral capsule. In the US, the patch is marketed as Exelon Patch (rivastigmine transdermal system) and is also indicated for the treatment of mild to moderate PDD.

    •
    Famvir (famciclovir) is an anti-viral agent for the treatment of recurrent genital herpes, recurrent herpes labialis (cold sores) and shingles (herpes zoster). Other indications include the treatment of recurrent mucocutaneous herpes simplex infections in HIV-infected patients. Famvir was first launched in 1994 and is available in more than 70 countries. Famvir received generic competition in the U.S. in September 2007. See "—Intellectual Property" for further information.

    •
    Xolair (omalizumab) is the first humanized monoclonal antibody approved for the treatment of moderate to severe allergic asthma in adolescents (age 12 and above) and adults. It was approved in the US in 2003 and in the EU in 2005, and is now available in 54 countries. In 2007, a boxed warning was added to the US label with updated information on the risk and management of anaphylaxis. Xolair is being jointly developed with Genentech, Inc., and is co-promoted in the US by Novartis Pharmaceuticals Corporation and Genentech. Xolair is being developed for the treatment of asthma in children. In addition, a liquid formulation is in Phase III development, with submission in Europe planned for 2008.

Recently Launched Products

    •
    Exforge (valsartan and amlodipine besylate) is the first combination of the two best-selling anti-hypertensives in their respective classes: angiotensin receptor blocker Diovan and calcium channel blocker amlodipine. Exforge was approved in 2007 for the treatment of high blood pressure in the US and EU.

    •
    Exjade (deferasirox) is a breakthrough oral iron chelator that enables patients to be continuously protected from the life-threatening consequences of chronic iron overload. Exjade is the first once-daily oral iron chelator approved to remove excess iron caused by blood transfusions in patients who have a wide range of underlying anemias. Patients with congenital and acquired chronic anemias such as thalassemia, sickle cell disease and myelodysplastic syndromes require transfusion as support for their anemia. Exjade was first approved in 2005 and is now approved in more than 85 countries including the US and EU. Exjade is being studied in patients with non-transfusional-related iron overload. A Phase I/II safety and efficacy study is enrolling patients with the first data expected in 2008.

    •
    Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factors. Lucentis is the first approved drug for wet age-related macular degeneration (AMD) that has been shown in Phase III studies to improve vision and vision-related quality of life. Lucentis was approved in the US in June 2006 and in the EU in January 2007. It is developed in collaboration with Genentech, which holds the rights to market the product in the US. Lucentis is in Phase II development for the treatment of diabetic macular edema and is expected to enter Phase III development in 2008.

    •
    Reclast/Aclasta (zoledronic acid 5 mg) is the first approved once-yearly infusion for the treatment of women with postmenopausal osteoporosis. Reclast/Aclasta is approved in more than 40 countries including the US, EU and Canada, and is the only osteoporosis treatment approved to reduce the incidence of fractures at key osteoporotic fracture sites (hip, spine and non-spine). Reclast/Aclasta was first approved in 2005 for the treatment of Paget's disease of the bone and is also approved in more than 60 countries for this indication. Reclast/Aclasta has been submitted in the US and EU for the prevention of clinical fractures after acute hip fracture. Phase III data submitted to the FDA suggests that once-yearly Reclast/Aclasta significantly reduced the risk of new clinical fractures in patients after acute hip fracture. Reclast/Aclasta is also in Phase III development for the prevention of osteoporosis in postmenopausal women, treatment of osteoporosis in men, and prevention and treatment of glucocorticoid-induced osteoporosis in men and women.

    •
    Tasigna (nilotinib), is a signal transduction inhibitor with high affinity and specificity to attach itself to Bcr-Abl. In 2007, Tasigna was approved in the US, EU and Switzerland to treat a form of chronic myeloid leukemia (CML) in chronic and accelerated phase patients resistant or intolerant to existing treatment including Gleevec/Glivec. Tasigna is now approved in 38 countries. Tasigna was also submitted for regulatory review in Japan in the second quarter of 2007. Phase III trials are in progress in newly diagnosed chronic phase CML (CML-CP) as well as in patients in CML-CP with a suboptimal cytogenetic response on Gleevec/Glivec therapy. Tasigna is also being studied as a potential treatment for gastrointestinal stromal tumor (GIST), and a Phase III trial is ongoing in GIST patients having failed both Gleevec/Glivec and sunitinib.

    •
    Tekturna/Rasilez (aliskiren) is the first and only approved direct renin inhibitor. In 2007 it was approved in more than 40 countries including the US and EU for treating high blood pressure. Approvals in several other countries are pending. Known as Tekturna in the US and Rasilez in the rest of the world, the product was discovered by Novartis and developed in collaboration with Speedel Pharma AG. A morbidity and mortality study (ALTITUDE) exploring the benefits of Tekturna/Rasilez on both renal and cardiovascular outcomes in high risk patients with type 2 diabetes is in Phase III development. Various Tekturna/Rasilez fixed dose combination products are being investigated. The first fixed dose combination, Tekturna/Rasilez with hydrochlorothiazide, was approved in the US in January 2008, and is currently under review in the EU. Additional filings of other fixed dose combination products are planned for 2008-2010.

Suspended or Withdrawn Products

    •
    Zelnorm/Zelmac (tegaserod maleate/tegaserod) is a partial serotonin-4 receptor agonist for the treatment of women between 18-65 with irritable bowel syndrome with constipation and men and women with chronic idiopathic constipation. It was first launched in 2001. Marketing and sales were suspended in the US in March 2007 based on a review of cardiovascular safety data. Zelnorm/Zelmac has been withdrawn or sales suspended in most countries where the product was approved, but remains available in a few countries. An emergency access program and a treatment IND program have been established in the US to provide Zelnorm to specific patients. We are in discussion with health authorities to determine the best way to make Zelnorm/Zelmac available for appropriate patients.

    •
    Prexige (lumiracoxib) is an oral COX-2 inhibitor for osteoarthritis, acute pain, acute gout and primary dysmenorrhea. It was first approved in 2003 and had been approved in approximately 50 countries including the EU, Brazil and Mexico. During 2007, Prexige was withdrawn from the market in the EU, Canada. Australia and some other countries, based on post-marketing reports of serious liver side effects, including the deaths of two patients, allegedly associated with long-term use of higher doses of Prexige. In September, we received a "not approvable" letter from the US FDA for the 100 mg once-daily dose in osteoarthritis. We are currently in discussions with the FDA to seek a path forward.

Compounds in Development

        The following table and summaries describe certain key compounds and new indications for existing products currently in "Confirmatory" development within our Pharmaceuticals Division. Confirmatory refers to compounds that have established a clinical "proof-of-concept" (PoC) and are in trials to confirm safety and efficacy in patients. The PoC paradigm combines elements of traditional Phase I/II testing and is customized for the individual compound and clinical indications. The Confirmatory phase has components of traditional Phases II/III and includes the pivotal trials leading up to submission of a dossier to health authorities for approval. The traditional phases of development (I,II, and III) are defined as follows:

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

    Phase III: Large scale clinical studies with several hundred to several thousand patients to establish safety and effectiveness for regulatory approval for indicated uses and to evaluate the overall benefit risk relationship.

Therapeutic area	Project/ Compound	Generic name	Potential indication/ Disease area	Mechanism of action	Formulation	Planned filing dates/Current phase
Cardiovascular and Metabolism	Galvus	vildagliptin	Type 2 diabetes	Dipeptidyl-peptidase 4(DPP-4) inhibitor	Oral	US (registration) EU (approved)

	Galvus fixed-dose combination (Eucreas in EU)	vildagliptin & metformin	Type 2 diabetes	Dipeptidyl-peptidase 4(DPP-4) inhibitor & insulin sensitizer	Oral	US (registration) EU (approved)

	Tekturna / Rasilez fixed-dose combinations	aliskiren and hydrochlorothiazide	Hypertension	Direct renin inhibitor and diuretic	Oral	US (approved) EU (registration)

		aliskiren and valsartan		Direct renin inhibitor and angiotensin II receptor antagonist		2008/III

		other		other		2009/III

	Lotrel	amlodipine besylate and benazepril hydrochloride	High-risk hypertension (ACCOMPLISH)	Calcium channel blocker (CCB) and angiotensin-converting enzyme (ACE) inhibitor	Capsule	2009/III

	Diovan and Starlix (free combination)	valsartan and nateglinide	Prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality (NAVIGATOR)	ARB and insulin secretagogue	Oral	2010/III

	Tekturna ALTITUDE	aliskiren	Type 2 diabetes	Renin inhibitor	Tablet	≥2011/III

	LCZ696	TBD	Hypertension	ARB/ NEP inhibitor	Oral	≥2011/II

Oncology and Hematology	Gleevec / Glivec	imatinib mesylate / imatinib	Gastrointestinal stromal tumor (GIST)	Signal transduction inhibitor	Tablet	2008/III

			Chronic Myeloid Leukemia (CML) 800mg dose			2008/III

	RAD001	everolimus	Advanced renal cell carcinoma (RCC)	mTOR inhibitor	Tablet	2008/III

			Neuroendocrine tumors (NET)			2008/III

			Advanced secretory carcinoid tumors			TBD/III

			Pancreatic islet tumors (PICT)			TBD/III

			Solid tumors			TBD/II

	Femara	letrozole tablets / letrozole	Switch therapy after 2-3 years of tamoxifen for breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	2009/III

	Tasigna	nilotinib	Gastrointestinal stromal tumor (GIST) in patients having failed both Gleevec/Glivec and sunitinib	Signal transduction inhibitor	Capsule	2009/III

			Chronic phase CML with suboptimal response to prior therapy			2010/III

			Newly diagnosed chronic myeloid leukemia (CML)			2010/III

	SOM230	pasireotide	Cushing's disease	Somatostatin analogue	Subcutaneous injection	2009/III

			Acromegaly			2011/III

			Refractory / resistant carcinoid syndrome			2010/II

	EPO906	patupilone	Ovarian cancer	Microtubule stabilizer	Intravenous	2010/III

	LBH589	panobinostat	Cutaneous T-cell lymphoma	Deacetylase (DAC) inhibitor	Oral	2009/II

			Hematological and solid tumors		Oral and Intravenous	TBD/I

	PKC412	midostaurin	Acute myeloid leukemia	Multi-targeted kinase inhibitor	Oral	2011/II

	ASA404	TBD	Non-small cell lung cancer	Vascular disrupting agent	Intravenous	2011/II

	LBQ707	gimatecan	Solid tumors	Topoisomerase-I inhibitor	Oral	TBD/II

Neuroscience and Ophthalmics	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease	COMT inhibition	Tablet	US (approved) EU (registration)

	NVF233	interferon beta-1b	Multiple sclerosis	Interferon beta-1b	Injection	EU (registration) US (2008/III)

	AGO178	agomelatine	Major depressive disorder	MT1 and MT2 receptor agonist and 5-HT2c antagonist	Oral	2008/III

	FTY720	fingolimod	Multiple sclerosis	Sphingosine-1-phosphate (S1P) receptor modulator	Oral	2009/III

	Lucentis	ranibizumab	Diabetic macular edema	VEGF blocker	Intravitreal injection	2010/II

Respiratory	Xolair	omalizumab	Allergic asthma	Anti-IgE monoclonal antibody	Lyophilized powder for reconstitution as subcutaneous injection	Japan (registration)

			Allergic asthma in patients aged 6-11 years			2008/III

			Allergic asthma		Liquid formulation for subcutaneous injection	2008/III

	QAB149	indacaterol	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist	Inhalation	2008/III

	MFF258	formoterol and mometasone furoate	Asthma	Long-acting beta-2 agonist and corticosteroid	Inhalation	2009/III

			Chronic obstructive pulmonary disease			2009/III

	TBM100	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis patients	Aminoglycoside antibiotic	Inhalation	2009/III

	QMF149	indacaterol and mometasone furoate	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and inhaled corticosteroid	Inhalation	2010/II

			Asthma			≥2011/II

	NIC002	TBD	Smoking cessation	Nicotine Qbeta therapeutic vaccine	Injection	≥2011/II

	NVA237	glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting anti-muscarinic	Inhalation	≥2011/II

	QAT370	TBD	Chronic obstructive pulmonary disease	Long-acting anti-muscarinic	Inhalation	≥2011/II

	QVA149	indacaterol and glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and long-acting anti-muscarinic	Inhalation	≥2011/II

	QAE397	TBD	Asthma	Long-acting corticosteroid	Inhalation	TBD/II

Immunology and Infectious Diseases	Reclast / Aclasta	zoledronic acid 5 mg	Clinical fracture prevention after hip fracture	Bisphosphonate, osteoclast inhibitor	Intravenous infusion	US & EU (registration)

			Male osteoporosis			2008/III

			Glucocorticoid-induced osteoporosis			2008/III

			Post-menopausal osteoporosis prevention			2008/III

	Prexige	lumiracoxib	Osteoarthritis	Cyclo-oxygenase-2(COX-2) inhibitor	Tablet	US (registration)

	Certican	everolimus	Prevention of organ rejection—heart and kidney liver)	Growth-factor-induced cell proliferation inhibitor	Oral	US (registration)

			Prevention of organ rejection—liver			2010/III

	Lamisil	terbinafine	Onychomycosis	Fungal squalene epoxidase inhibitor	Nail solution	2008/III

	ABF656	albumin interferon alfa-2b	Chronic hepatitis C	Longer-acting alpha interferon	Injection	2009/III

	ACZ885	TBD	Muckle Wells Syndrome	Anti IL-1b monoclonal antibody	Injection	2009/III

			Systemic onset juvenile idiopathic arthritis			≥2011/II

			Rheumatoid arthritis			≥2011/II

	Mycograb	efungumab	Invasive candida	Antibody fragment vs. fungal HSP90	Intravenous infusion	2009/III

	TFP561	tifacogin	Severe community acquired pneumonia	Recombinant tissue factor pathway inhibitor	Intravenous infusion	2009/III

	SMC021	salmon calcitonin	Osteoarthritis	Regulator of calcium homeostasis	Oral	≥2011/III

			Osteoporosis	Inhibition of osteoclast activity		≥2011/III

	Elidel	pimecrolimus	Atopic dermatitis in infants	T-cell and mast cell inhibitor	Cream	TBD/III

	AEB071	TBD	Prevention of organ rejection—kidney	Protein kinase C inhibitor	Oral	2010/II

	SBR759	TBD	Hyperphosphatemia	Selective binding of phosphate (Fe(III) containing polymer)	Oral	2010/II

	Aurograb	TBD	Serious staphylococcal infections	Antibody fragment	Intravenous infusion	≥2011/II

Key Compounds in Development (Phase III and Registration)

  •
  ABF656 (albumin interferon alfa-2b) is a novel long-acting interferon in Phase III development for the treatment of chronic hepatitis C in combination with Ribavirin. ABF656 was licensed from, and is being co-developed with, Human Genome Sciences Inc. We have co-promotion rights in the US and exclusive promotion and marketing rights in the rest of the world.

  •
  ACZ885 is a human monoclonal antibody providing potent and selective blockade of interleukin-1b (IL-1b), a cytokine linked to inflammation, thus targeting IL-1b driven diseases. ACZ885 is currently in Phase III development for Muckle Wells Syndrome (MWS), a rare disorder characterized by chronic recurrent urticaria, occasional arthritis, deafness, and other general signs of inflammation. A Phase I/II clinical study in MWS patients has shown immediate and long lasting clinical remission for patients treated with ACZ885. ACZ885 is also being developed for the treatment of systemic onset juvenile idiopathic arthritis and adult rheumatoid arthritis.

  •
  AGO178 (agomelatine) is an MT1/MT2 receptor agonist and 5-HT2c antagonist for the treatment of major depressive disorder, a condition estimated to affect one in 10 adults in the US alone. AGO178 represents a novel, synergistic mechanism providing demonstrated efficacy and the potential for a more favorable adverse event profile compared with current therapies. AGO178 was licensed from Servier in 2006 and we acquired the exclusive rights to develop and market AGO178 in the US and several other countries. Phase III trials are ongoing in the US.

  •
  EPO906 (patupilone) is a novel microtubule stabilizer that has shown broad anti-cancer activity pre-clinically including anti-vascular and anti-metastatic activity. Clinical activity as a single agent has been demonstrated in multiple solid tumors including indications where taxanes are not traditionally active (e.g., CRC, brain metastases). The global development program for patupilone includes a Phase III study in resistant/refractory ovarian cancer, and Phase II studies in brain metastases from lung cancer and breast cancer, hormone refractory prostate cancer and in GI malignancies.

  •
  FTY720 (fingolimod), a sphingosine-1-phosphate receptor modulator, has the potential to become the first oral disease-modifying treatment for patients with relapsing multiple sclerosis (MS), a disabling neurological condition estimated to affect more than 2.5 million people worldwide. Phase II data show a profound reduction in relapses and inflammatory disease activity as seen by magnetic resonance imaging (MRI), an effect that was maintained for two years. The Phase III registration program is currently ongoing. FTY720 was licensed from Mitsubishi Pharmaceuticals Corporation.

  •
  Galvus (vildagliptin) is a new oral treatment for type 2 diabetes. In September 2007, Galvus received approval in the EU. Then, in November 2007, European health authorities announced their support for changes we proposed to prescribing information that would reduce the recommended daily doses from 100 mg once-daily to 50 mg once-daily or 50 mg twice-daily in combination with various other oral anti-diabetes medicines. We expect Galvus to be available in Europe starting in the first half of 2008. EU approval has also been received for Eucreas, a single-tablet combination of Galvus with the oral anti-diabetes medicine metformin. Like Galvus, Eucreas will also have amendments to its labeling before launch. In the US, we are continuing discussions with the FDA on steps needed for approval after having received an "approvable letter" in February 2007 that included a request for additional clinical trial data. A resubmission for US regulatory approval is not expected before 2010. The FDA also issued an "approvable letter" for the oral tablet combining Galvus with metformin pending approval of Galvus monotherapy.

  •
  MFF258 (formoterol and mometasone furoate) is currently in development for the treatment of asthma and chronic obstructive pulmonary disease (COPD). MFF258 combines the long-acting beta-2 agonist Foradil (formoterol fumarate) with mometasone in a metered dose inhaler device. We are co-developing this combination product with Schering-Plough.

  •
  Mycograb (efungumab) is an antibody fragment used in combination with antifungal agents for treatment of invasive Candida infections. Mycograb was acquired as part of our 2006 acquisition of NeuTec Pharma. In 2007, the Committee for Medicinal Products for Human Use (CHMP) upheld its negative opinion from 2006 on the Mycograb submission by NeuTec, citing issues concerning the manufacturing process. We continue to work with European regulators to address these concerns and an EU resubmission is planned for 2009.

  •
  NVF233 is a Novartis-branded version of interferon beta-1b, an injectable therapy for multiple sclerosis (MS). Subject to regulatory approvals, we will introduce our own version of interferon beta-1b, a product currently marketed by Bayer Schering under the brand name Betaseron®. Bayer Schering will supply the product to us under a contract manufacturing arrangement. The NVF233 registration dossier was filed in the EU in 2007 and will likely be filed in the U.S. in early 2008. Pending health authority approval, NVF233 will represent the first entry of Novartis in MS.

  •
  QAB149 (indacaterol) is a once-daily beta-2 agonist that offers sustained 24-hour bronchodilation with fast onset of action for the treatment of chronic obstructive pulmonary disease (COPD). Results from Phase II studies demonstrated good tolerability and a favorable safety profile. Phase III studies with QAB149 in a single-dose dry powder device began in late 2006. In addition, Novartis and Schering-Plough are jointly developing QMF149, a once-daily fixed dose combination of QAB149 and Schering-Plough's inhaled corticosteroid mometasone (the active ingredient in Asmanex®). QMF149 is currently in Phase II development.

  •
  RAD001 (everolimus), a once-daily oral inhibitor of the mTOR pathway that has demonstrated broad clinical activity in multiple tumors, is in development for the treatment of advanced renal cell carcinoma (RCC) and neuroendocrine tumors (NET). RAD001 acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis). Proof of concept as a single agent has been demonstrated in Phase II with tumor shrinkage or prolonged stable disease in NET, RCC, lymphoma, breast cancer, and tuberous sclerosis complex. Data from an uncontrolled Phase II study in pancreatic islet cell tumors (PICT) will be filed for registration in the US, and data from a Phase III trial in RCC will be filed in the US and EU. Additional Phase III studies are enrolling patients with advanced secretory carcinoid tumors and PICT. RAD001 is currently in Phase II development to further explore activity in other solid tumors.

  •
  SMC021 (salmon calcitonin) is an oral formulation using the eligen® technology from Emisphere, a novel concept in oral peptide delivery. It is currently in Phase III development for the treatment of osteoporosis and osteoarthritis.

  •
  SOM230 (pasireotide) is a somatostatin analogue in development for Cushing's disease, acromegaly and carcinoid syndrome that is refractory/resistant to Sandostatin. Data from Phase II studies show significant hormone reductions in Cushing's disease and acromegaly patients, and achievement of partial or complete symptom control in patients with refractory/resistant carcinoid syndrome. The Phase III Cushing's disease study is currently enrolling patients, while the acromegaly registration study and the carcinoid studies will begin enrollment in early 2008.

  •
  TBM100, also referred to as Tobramycin Powder for Inhalation (TIP), is a new tobramycin formulation currently in Phase III development for the treatment of Pseudomonas aeruginosa bacterial infections in cystic fibrosis (CF). TIP is expected to provide more rapid and convenient administration of drug, reducing the treatment burden for CF patients. TIP was acquired as a part of the acquisition of Chiron Corporation Inc. in April 2006.

  •
  TFP561 (tifacogin) is a recombinant tissue factor pathway inhibitor in Phase III development as an adjunct therapy for the treatment of severe community-acquired pneumonia. Tifacogin was acquired as a part of the acquisition of Chiron Corporation Inc. in April 2006.

Terminated Projects

  •
  ANA975 for hepatitis C

  •
  ASM981 (pimecrolimus) eye drops for dry eye

  •
  LBM642 (cevoglitazar) for dyslipidemia and diabetes

  •
  LDC300 (valtorcitabine) for hepatitis B

  •
  LIC477 for bipolar disorder

  •
  NMC283 (valopicitabine) for hepatitis C

  •
  OPC759 (rebamipide) eye drops for dry eye

  •
  PTK787 (vatalanib) for metastatic colorectal cancer and other solid tumors, and for wet age-related macular degeneration

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) for glioblastoma multiforme

  •
  Proleukin (aldesleukin) for Non-Hodgkin's lymphoma

  •
  Zelnorm/Zelmac (tegaserod maleate/tegaserod) for functional dyspepsia and opioid induced constipation

Principal Markets

        The Pharmaceuticals Division has a commercial presence in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 82% of 2007 net sales. The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals
	Net Sales 2007
	($ millions)	(%)
United States	8,748	37
Americas (except the United States)	2,102	9
Europe	8,731	36
Japan	2,210	9
Rest of the World	2,234	9

Total	24,025	100

        Many of our Pharmaceuticals Division's products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.

Production

        The primary goal of our manufacturing and supply chain management program is to ensure the uninterrupted, timely and cost-effective supply of products that meet all product specifications. To achieve this objective, we manufacture our products at five bulk chemical and 15 pharmaceutical production facilities as well as two biotechnology sites. Bulk chemical production involves the manufacture of therapeutically active compounds, mainly by chemical synthesis or by a biological process such as fermentation. Pharmaceutical production involves the manufacture of "galenical" forms of pharmaceutical products such as tablets, capsules, liquids, ampoules, vials and creams. Major bulk chemical sites are located in Basel, Switzerland; Grimsby, UK; and Ringaskiddy, Ireland. Significant pharmaceutical production facilities are located in Stein, Switzerland; Wehr, Germany; Torre, Italy;

Barbera, Spain; Suffern, New York; Sasayama, Japan and in various other locations in Europe, including France, the UK and Turkey. Our two biotechnology plants are in France and the United States.

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

Marketing and Sales

        The Pharmaceuticals Division serves customers with approximately 6,400 field force representatives in the US (including supervisors), and an additional 15,100 in the rest of the world. These trained representatives, where permitted by law, present the economic and therapeutic benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations. The number for the US already reflects a reduction in the US sales force by approximately 430 Novartis and 430 third-party representatives.

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

        As is the case with other pharmaceutical companies selling patented pharmaceuticals, Novartis faces an increasing challenge from companies selling generic forms of our products following the expiry of patent protection. Generic companies may also gain entry to the market through successfully challenging our patents, but we vigorously defend our intellectual property rights from generic challenges that infringe upon our patents and trademarks. Some generics manufacturers, however, are increasingly conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement and before final resolution of legal proceedings. In addition, we also face competition from over-the-counter (OTC) products that do not require a prescription from a physician.

        There is finally no guarantee that any product, even with patent protection, will remain successful if another company develops a new product offering significant improvements over existing therapies.

Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2007, we invested approximately $5.1 billion in Pharmaceuticals Division research and development, which represented 21.2% of the division's total net sales. Our Pharmaceuticals Division invested $4.3 billion and $4.0 billion on research and development in 2006 and 2005 respectively. There are currently 140 projects in clinical development.

        The discovery and development of a new drug is a lengthy process, usually requiring 10 to 15 years from the initial research to bringing a drug to market, including six to eight years from Phase I clinical trials to market. At each of these steps, there is a substantial risk that a compound will not meet the requirements to progress further. In such an event, we may be required to abandon a compound in which we have made a substantial investment.

Research program

        The discovery of new drugs is the responsibility of our Research program. In 2003, we established the Novartis Institutes for BioMedical Research (NIBR). NIBR is headquartered in Cambridge, Massachusetts with over 90,000 square meters of space housing over 1,400 associates and scientists. Disease-area research groups in Cambridge include cardiovascular disease, diabetes and metabolism, infectious disease, oncology and ophthalmology. The Cambridge-based discovery research platforms include Developmental and Molecular Pathways, NIBR Biologics Center and Global Discovery Chemistry. Outside of the Cambridge site, an additional 2,300 scientists and technology experts conduct research in Switzerland, the UK, China and two other US sites. The sites in Austria and Japan will be closed in 2008. Research is conducted in the areas of neuroscience, autoimmune disease, oncology, cardiovascular disease, gastrointestinal disease and respiratory disease at these sites. In addition, research platforms such as the Center for Proteomic Chemistry are headquartered in the NIBR site in Basel.

        Our principal goal is to discover new medicines for diseases with high unmet medical need. To do so we focus our work in areas where we believe we have the potential to dramatically change the practice of medicine and believe we have sufficient information to make the target scientifically tractable. This requires the hiring and retention of the best talent, the focus upon fundamental disease mechanisms that are relevant across different disease areas, the continuous improvement in technologies for drug discovery and as therapeutic modalities, the close alliance with clinical colleagues, and the establishment of appropriate external complementary alliances.

        Over the past five years, the output from NIBR has grown progressively. The portfolio of pre-clinical and early clinical New Molecular Entities has increased over 50% in the last three years. Antibodies and protein therapeutics have grown to constitute 25% of NIBR's pre-clinical portfolio. A new Biologics Unit has been established especially to generate therapeutic antibodies and to shepherd them through appropriate pre-clinical and clinical testing.

        All drug candidates now are taken to the clinic via "proof-of-concept" trials to enable rapid testing of the fundamental efficacy of the drug while collecting the basic information on pharmacokinetics, safety and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities. The new PoC paradigm combines elements of traditional Phase I and Phase II testing and is customized for the individual compound and clinical indications.

Development program

        The focus of our Development program is to determine whether new drugs are safe and effective in humans. As previously described (see "—Compounds in Development"), we view the development process as generally consisting of an "exploratory phase" where a "proof of concept" is established, and a

"confirmatory phase" where this concept is confirmed in large numbers of patients. Within this paradigm, clinical trials of drug candidates generally proceed through the traditional three phases: I, II and III. In Phase I clinical trials, a drug is usually tested with about 20 to 80 normal, healthy volunteers. The tests study the drug's safety profile, including the safe dosage range. The studies also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action. In Phase II clinical trials, the drug is tested in controlled studies of approximately 100 to 300 volunteer patients (i.e. people with the targeted disease) to assess the drug's effectiveness and safety, and to establish a proper dose. In Phase III clinical trials, the drug is further tested on larger numbers of volunteer patients (in some cases more than 15,000 patients in total) in clinics and hospitals. In each of these phases, physicians monitor volunteer patients closely to assess the drug's safety and efficacy. The vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. See "—Regulation."

Initiatives to optimize the research and development processes

        We are constantly working to be more efficient in selecting and developing candidate drugs. "Proof of concept" trials, biomarkers, modeling and simulation, as well as adaptive designs are used to improve decision-making and trial design. We also continue to leverage information technology to support development activities (e.g. improving electronic management of the clinical trial processes, including data capture and transfer, as well as electronic storage and archiving of study data and documents). The goal is to improve the likelihood of therapeutic and commercial success, which should reduce development costs and decrease time to market.

Alliances and acquisitions

        Our Pharmaceuticals Division forms alliances with other pharmaceutical and biotechnology companies and with academic institutions in order to develop new products, acquire platform technologies and access new markets. We license products that complement our current product line and are appropriate to our business strategy. Therapeutic area strategies have been established to focus on alliances and acquisition activities for key disease areas/indications that are expected to be growth drivers in the future. We review products and compounds we are considering licensing using the same criteria as we use for our own internally discovered drugs.

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

        The following provides a summary of the regulatory process in the principal markets served by Pharmaceuticals Division affiliates:

United States

        In the US, applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization in the US. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for marketing in the US market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may file a New Drug Application (NDA) for the drug. The NDA must contain all the scientific information that has been gathered about the drug and typically includes information regarding the clinical experiences of all patients tested in the drug's clinical trials. A Supplemental New Drug Application (sNDA) must be filed for a line extension of, or new indications for, a previously registered drug. Throughout the life cycle of a product, the FDA also requires compliance with standards relating to good laboratory, clinical and manufacturing practices.

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

        After the Marketing Authorizations have been granted, the company must submit periodic safety reports to the EMEA (Centralized Procedure) or to the National Health Authorities (MRP). These Marketing Authorizations must be renewed every five years.

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

  •
  Direct efforts to control prices.

  •
  United States.    In the US, as a result of the recent Democratic takeover of both houses of Congress and potential additional Democratic victories in the November 2008 elections, there is a significant risk that the Medicare reform legislation which went into effect in January 2006 will be amended to enable the US government to use its enormous purchasing power to demand additional discounts from pharmaceutical companies.

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

  •
  Cross-Border Sales.    Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can legally be re-sold to customers in other EU countries with less stringent price controls, at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal. However, there are ongoing political efforts at the federal, state and local levels to change the legal status of such imports, and we expect those pressures to intensify as a result of the Democratic takeover of Congress.

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

        The protection offered by such patents extends for varying periods depending on the grant, duration and enforceability of patents in the various countries. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage. We monitor our competitors worldwide and vigorously defend against infringements of our intellectual property.

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

        However, patent protection for the active substances used in a number of our Pharmaceuticals Division's leading products has been challenged or has expired in several major markets:

  •
  Diovan/Co-Diovan/Diovan HCT.    The active ingredient Valsartan compound patent expires 2012 in the US, and 2011-13 in other markets. Patent litigation challenging the validity of the US compound patent has been withdrawn immediately after a court action. In the US additional patents covering the marketed formulation have been challenged.

  •
  Lotrel is protected by a combination patent in the US until 2017. Patent protection for the active ingredients of Lotrel, benazepril hydrochloride and amlodipine besylate, has expired in the US. Patent litigation challenging the validity of the combination patent is ongoing in the US. A generic version of Lotrel has been launched at risk by a generic manufacturer.

  •
  Lamisil.    Basic patent protection for the active ingredient of Lamisil has expired worldwide. Generic versions of Lamisil have been marketed in the US and elsewhere.

  •
  Neoral.    Basic patent protection for Neoral has expired worldwide. Patent litigation challenging the Neoral micro-emulsion formulation patent and other patents, due to expire 2009 and beyond in major markets, is ongoing. Generic cyclosporin products competing with Neoral have entered the market in the US, Germany, Japan, Canada and elsewhere.

  •
  Sandostatin.    Basic patent protection for the active ingredient of Sandostatin SC has expired. Generic versions of Sandostatin SC have been approved in the US and elsewhere. Patents protecting the Sandostatin LAR formulation, the long-acting version of Sandostatin which represents a majority of our sales, expire 2010, 2013 and beyond in the US.

  •
  Trileptal.    Patent protection for Trileptal's active ingredient has expired. A patent has been granted in the US directed to a method of treating seizures with our marketed formulations of Trileptal, expiring 2018. In Europe, the corresponding granted patent is currently being opposed. Patent litigation was brought against generic manufacturers that have filed applications to market a generic versions of Trileptal in the US and challenge the validity of Trileptal patents. Several generic manufacturers have entered the market.

  •
  Femara.    The active ingredient in Femara is covered by a compound patent expiring 2011 in the US. Patent litigation against a generic manufacturer who challenged this patent is ongoing in the US.

  •
  Voltaren.    Patent protection for Voltaren in many key markets around the world has expired. Although net sales for Voltaren increased in 2007, revenue from this product may decline significantly in the future as a result of ongoing generic competition.

  •
  Exelon.    The active ingredient in Exelon is covered by a compound patent granted to Proterra and licensed to Novartis, expiring 2012 in the US and 2011-13 in other major markets. Novartis holds an isomer patent on Exelon which expires in 2012-14. Generic manufacturers filed applications to market a generic version of Exelon capsules in the US, challenging validity of our patents. Together with Proterra we have sued all parties for patent infringement. These lawsuits have been settled.

  •
  Visudyne.    Basic patent protection for the active ingredient in Visudyne expires in 2011 in the US and in 2014 in other major markets. An academic institution has obtained granted patents for a method of use involving photodynamic therapy and filed a patent infringement suit against us and our licensor, QLT Phototherapeutics. The infringement suit has been settled in 2007.

  •
  Miacalcin/Miacalcic.    The specific Novartis formulation of Miacalcin is covered by patents which will expire in the US in 2015 and have expired in most other countries. Patent litigation against a generic manufacturer who filed an application to sell generic Miacalcin in the US is ongoing. Other generic manufacturers have filed at the FDA applications to market generic versions of Miacalcin in the US based on a different formulation. We have not sued these companies. Another company's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

  •
  Foradil.    Patent protection for Foradil's active ingredient has expired. As a result, revenue from Foradil has declined, and may decline significantly further in the future.

  •
  Focalin.    The specific formulation of Focalin XR is covered by patents granted to Celgene and Elan, and licensed to Novartis, and would expire 2015 - 2018 in the US and in other markets.

    Patent litigation against a generic manufacturer who challenged the validity of these patents is ongoing in the US.

  •
  Famvir.    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in most of Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Patent litigation against a generic manufacturer who challenged validity of these patents is ongoing in the US. In 2007, the generic manufacturer launched generic Famvir at risk.

  •
  Ritalin LA.    Compound patent protection for the active ingredient of Ritalin LA has expired. The specific formulation of Ritalin LA is covered by patents granted to Celgene and Elan and licensed to Novartis, expiring as late as 2018 in the US. Patent litigation against a generic manufacturer who challenged validity of these patents is ongoing in the US.

  •
  Gleevec/Glivec.    The active ingredient in Gleevec/Glivec is not covered by any compound patents in Turkey. Novartis defends the brand by enforcing secondary patents against a local company that obtained generic marketing authorization for generic Gleevec/Glivec in Turkey in 2007. A preliminary injunction has been obtained.

  •
  Lescol.    The basic compound patents expires August 2008 in most European countries and October 2011 in US with pediatric exclusivity until April 2012. Generic manufacturers have filed for generic marketing authorization challenging validity of formulation patents for Lescol XL (expiry 2011/2020) in the US. The compound patent is not challenged. In Europe several generic manufacturers have challenged validity of formulation patents expiring in 2012 and 2017.

  •
  Comtan.    The active ingredient in Comtan is covered by a compound patent that Novartis licensed from Orion, and which expires in the US in 2013 and in Europe in 2012. Other patents, such as a polymorph patent are also granted. Patent litigation against a generic manufacturer who has challenged validity of these patents in the US has been initiated by Orion for infringement of the compound patent.

  •
  Stalevo.    The active ingredient in Stalevo is covered by the Comtan basic compound patent which expires in the US in 2013 and in Europe in 2012. Stalevo is protected by additional patents expiring as late as 2020. Patent litigation against a generic manufacturer who has challenged validity of the formulation patents in the US has been initiated by Orion. The basic compound patent is not challenged.

        The loss of patent protection can have a significant adverse impact on our Pharmaceuticals Division. We work to offset these negative effects by developing and patenting inventions that result in process and product enhancements and by positioning many of our products in specific market niches. However, there can be no assurance that these strategies will be effective in the future to extend competitive advantage, or that we will be able to avoid substantial adverse effects from future patent expirations.

VACCINES AND DIAGNOSTICS

        Our Vaccines and Diagnostics Division is a leader in the research, development, manufacturing and marketing of vaccines and blood tests and instruments worldwide. As of December 31, 2007, the Vaccines and Diagnostics Division employed 4,810 associates worldwide in 16 countries. In 2007, the Vaccines and Diagnostics Division had consolidated net sales of $1.5 billion representing 4% of total Group net sales from continuing operations.

        The Novartis Vaccines and Diagnostics Division is the world's fifth-largest vaccines manufacturer and the second-largest supplier of influenza vaccines in the United States, as reported at the National Influenza Vaccination Summit, April 20, 2007 by the American Medical Association and the Centers for Disease Control and Prevention. Our vaccine products include influenza, meningococcal, pediatric, adult and travel vaccines. Our blood testing business is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools.

        The current product portfolio of our Vaccines and Diagnostics Division includes more than 20 marketed products, many of which are their respective market leaders. In addition, the division's portfolio of development projects includes 9 potential new products and new indications or formulations for existing products in various stages of clinical development.

        In 2007, the Vaccines and Diagnostics Division returned to full scale seasonal influenza vaccine production and received one-time government contracts for stockpiling of H5N1 pre-pandemic vaccines. The division also expanded its line of nucleic acid testing products in Europe and rolled-out new tests for the West Nile Virus. Manufacturing and production continues to be important to the success of the division, and the new cell culture-based influenza vaccines manufacturing plant in Holly Springs, North Carolina is under construction.

        In mid-2007, we entered into a new strategic alliance with Intercell AG, an Austrian biotechnology company focused on novel vaccines for the prevention and treatment of infectious diseases. During this alliance, Intercell will be responsible for the development of new vaccines candidates through Phase II, after which we will have an option to partner with Intercell and assume the further development as well as manufacturing and commercialization of the selected vaccine.

        Our diagnostics collaboration continues with Gen-Probe Inc. This arrangement relates to the development and commercialization of nucleic acid testing products under the PROCLEIX brand name to screen donated blood, plasma, organs and tissue for viral infection.

        Our Vaccines and Diagnostics Division was formed as a new strategic growth platform following our 2006 acquisition of the remaining 56% stake in Chiron Corporation which we did not already hold.

Vaccines and Diagnostics Division Products

        The summary and the tables that follow describe key marketed products and potential products in development in our Vaccines and Diagnostics Division. Subject to required regulatory approvals and, in certain instances, contractual limitations, we intend to sell our marketed products throughout the world. However, not all products are available in every country. Regarding our products in development, these products and indications are in various stages of development throughout the world. For some products, the development process is ahead in the US; for others, development in one or more other countries or regions is ahead of that in the US. Due to the uncertainties associated with the development process, and due to regulatory restrictions in some countries, it may not be possible to obtain regulatory approval for any or all of the new products referred to in this Form 20-F. See "—Regulation" for further information on the approval process.

Key Marketed Vaccine Products

Product	Indication
Influenza Vaccines	Indication
Agrippal	A purified surface antigen influenza vaccine for adults and children above six months of age
Begrivac	A preservative free influenza vaccine for adults and children above six months of age
Fluad	A purified surface antigen influenza vaccine containing the proprietary MF59 adjuvant for the elderly
Fluvirin	A purified surface antigen influenza vaccine for adults and children above four years of age
Optaflu	Cell culture-based influenza vaccine for adults above 18 years of age
Meningococcal Vaccines	Indication
Menjugate	Meningococcal C vaccine for children above 2 months of age
MeNZB	Geography-specific Meningococcal B Vaccine available in New Zealand for infants and children up to 18 years of age
Travel Vaccines	Indication
Encepur Children Encepur Adults	Tick-borne encephalitis vaccine for children 1-11 years of age and for adults 12+ years of age
Rabipur/RabAvert	Vaccine for rabies, which can be used before or after exposure (typically animal bites)
Pediatric Vaccines	Indication
Polioral	Live, attenuated, oral poliomyelitis vaccine (Sabin) containing attenuated poliomyelitis virus types 1, 2 and 3 from birth
Quinvaxem	Fully-liquid pentavalent vaccine combining antigens for protection against five childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b for children above 6 weeks of age

Other Marketed Vaccine Products

        The Vaccines and Diagnostics Division also markets additional products in travel vaccines (e.g., Typhoral L, HAVpur), pediatric vaccines (e.g., IPV-Virelon, TD-Virelon, Dif-Tet-All, Vaxem Hib) and adult vaccines (e.g., Tetanol, Td-Virelon).

Vaccine Products in Development

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/ Current phase
Influenza	Optaflu	Cell culture-based trivalent seasonal influenza vaccine	EU registered; US > 2008/Phase II
	Agrippal	Egg-based trivalent seasonal influenza vaccine	EU registered; US 2008/Phase III
	Focetria	H5N1 influenza vaccine to be used in a pandemic. Approved in the EU, but an update to the file will be required at the time of a pandemic	EU approved in May 2007; annual update pending a pandemic
	Aflunov	H5N1 influenza vaccine to be used before a pandemic occurs	EU submitted; US Phase III
Meningitis	Menveo	Quadrivalent meningitis vaccine for strains A, C, Y and W-135 for infants, adolescents and adults	2008 (adolescents & adults)/Phase III; 2009 (infants)/Phase III
	MenB	Recombinant meningitis B vaccine for infants, adolescents and adults	>2009/Phase II
JEV	Ixiaro	Prophylactic vaccine against Japanese encephalitis virus (JEV)	Submitted for registration in December 2007 (US & EU)
HCV		Therapeutic Hepatitis C virus (HCV) vaccine	Phase I
		Prophylactic HCV vaccine	Phase I
HIV		Prophylactic HIV vaccine	Phase I
GBS		Prophylactic Group B Streptococcus (GBS) vaccine	Phase I

Key Marketed Diagnostics Products

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Status
Blood Testing	PROCLEIX eSAS System	Semi automated modular instrument solution supporting Duplex and Ultrio NAT assays	• EU approved (CE marked) • US approved
	PROCLEIX TIGRIS System	Fully automated instrument solution supporting Ultrio NAT assays	• EU approved (CE marked) • US approved (FDA BLA approval for TESTs supported)
	PROCLEIX Duplex Assay	NAT assay designed to detect HIV-1, HCV through a single test	• US approved • EU approved (CE marked)
	PROCLEIX WNV Assay	First NAT assay approved by the FDA to detect West Nile virus.	• US approved • EU approved (CE marked)
	PROCLEIX ULTRIO Assay	NAT assay designed to detect HIV-1, HCV and HBV through single testing process	• EU approved (CE marked) on eSAS and Tigris • US approved (without the HBV claim) on eSAS and Tigris • HBV claim in the US (on eSAS and Tigris): anticipated in 2009

Diagnostic Products in Development

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/ Current phase
Blood Testing	PROCLEIX ULTRIO + Assay	NAT assay designed to detect HIV-1, HCV and HBV through single testing process with a higher sensitive to HBV	2009 (eSAS and Tigris)/ Phase III
	Parvo test	NAT test designed to detect the Parvo B19 virus	Discovery
	Dengue test	NAT test designed to detect the Dengue virus	Discovery
Clinical Diagnostics	Mis-folded protein assay	Novel technology to detect abnormal protein particles that cause several neurodegenerative diseases such as Diabetes, Alzheimer's, Parkinson's in patients	Discovery
Molecular Diagnostics	Novachip	Multi-analyte detection proprietary platform which enables the diagnostics of complex diseases by providing multi-parameter array technology and multiple-analyte applications	Pre-clinical
	CRM	Markers for diagnostic and early detection of allograft rejection and dysfunction based on gene expression profiling	Pre-clinical
	ACZ	Molecular test that can predict Rheumatoid Arthritis patients' response to Novartis' ACZ885	Pre-clinical

Principal Markets

        The principal markets for our Vaccines and Diagnostics Division include the US and Europe. Sales to countries in which the Vaccines and Diagnostics Division does not have affiliated offices are recognised by the organizations where production originated. Sales of certain vaccines, including influenza and tick borne encephalitis vaccines, are subject to seasonal variation.

Vaccines and Diagnostics	Net Sales 2007
	($ millions)	(%)
United States	602	41
Europe	647	45
Rest of the World	203	14

Total	1,452	100

Research and Development

        In 2007, the Vaccines and Diagnostics Division invested $295 million in research and development ($148 million in 2006), which amounted to 20.3% of the division's net sales.

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

Production

        We manufacture our vaccines products at four facilities in Europe and Asia. Our principal production facilities are located in Liverpool, UK; Marburg, Germany; Siena and Rosia, Italy; and Ankleshwar, India. We continue to invest and upgrade these sites to ensure that previously initiated remediation efforts are completed and meet quality standards. In addition, certain conjugation and chemistry activities for vaccines are performed at our Emeryville, California site. The division's predecessor, Chiron, experienced supply interruptions in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen events. The manufacture of our products is heavily regulated which means that supply can never be an absolute certainty. If we or our suppliers fail to comply fully with such regulations then there could be a recall or government-enforced shutdown of production facilities which in turn could lead to product shortages.

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

        Each year new influenza vaccines need to be produced in order to confer effective protection against the current circulating strains of the virus, which can change from year to year. Global surveillance of influenza viruses is conducted throughout the year by the World Health Organization (WHO) Influenza Surveillance Network, which provides us with information on currently circulating strains and identifies the appropriate strains to be included in next season's influenza vaccine. Each year, the European Medicines Agency and the US Centers for Disease Control then confirm the vaccine composition for the coming season for the northern hemisphere and the Australian Therapeutic Goods Administration for the southern hemisphere. There can be no guarantee that the division will succeed in producing and having approved an updated flu vaccine within the timeframes necessary to commercialize the vaccine for the applicable flu season.

Marketing and Sales

        Our main Vaccines marketing and sales organizations are based in Germany, UK, Italy and the US. We are also expanding operations in China and India, as well as in various other European countries. In the US, we market influenza and rabies vaccines through a network of wholesalers and distributors as well as direct to key customers. Direct sales efforts are focused on public health, distributor channels, and non-traditional channels, e.g., employers, chain drug headquarters and service providers.

        The Diagnostics marketing and sales efforts are focused exclusively on blood banks. With roughly half of worldwide blood donations not being subjected to updated viral nucleic acid screening, the company will focus on increasing the practice of viral nucleic acid screening using its proprietary systems in emerging areas of the world.

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

        There is no guarantee that any product, even with patent protection, will remain successful if another company develops a new product offering significant improvements over existing products.

Regulation

        Our vaccines products are subject to essentially the same regulatory procedures as are the products of our Pharmaceuticals Division. See "Pharmaceuticals—Regulation." In the US, a company seeking approval of a vaccine submits a Biologics License Application (BLA) for the vaccine, rather than an NDA. Subsequently, the BLA follows substantially the same path for approval as does an NDA. In addition, new registrations for seasonal flu vaccines must be validated and submitted every year, based on the influenza strains provided by WHO and the Centers for Disease Control and Prevention needed for the growth of the vaccine.

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

        In the EU, the CE marking is required for all medical devices sold. By affixing the CE marking, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device Directive. Within the IVD Directive for use in the EU, products listed into Annex II, List A or B are subject to review and prior approval by a Notified Body. All other products not listed in this Annex are subject to Self-Certification by the manufacturer, a process that requires confirmation of performance to appropriate standards resulting in a Declaration of Conformity and notification to appropriate Competent Authorities in the EU indicating intent to market the product. For this purpose, Novartis Vaccines & Diagnostics maintains a full Quality Assurance system and is subject to routine auditing by a certified third party (Notified Body) to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of the ISO quality systems' standard ISO 13485.

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

SANDOZ

        Our Sandoz Division is a world leader in developing, manufacturing and marketing generic pharmaceutical products, follow-on biopharmaceutical products, and drug substances that are no longer protected by patents. As of December 31, 2007, affiliates of the Sandoz Division employed 23,087 associates worldwide in more than 110 countries. In 2007, our Sandoz Division achieved consolidated net sales of $7.2 billion, 19% of the Group's total net sales.

        The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms of pharmaceuticals no longer protected by patents, as well as supplying active ingredients to third parties. In Anti-Infectives, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, we develop and manufacture protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and provide biotech manufacturing to other companies on a cooperative or contract basis.

        The worldwide market for generic pharmaceutical products has been growing more than 10% annually and is expected by industry analysts to continue on that path at least through 2011, fueled by the health needs of an aging population, opportunities created through patent expirations, and pressures to contain healthcare costs. According to IMS Health, Sandoz is the No. 2 company in worldwide generic sales and is positioned as a global leader in Retail Generics. Sandoz Biopharmaceuticals has emerged as a leader in biosimilars, with two marketed products and several in development. In addition, Sandoz remains one of the top manufacturers of antibiotics in Europe.

        The strategic priorities of Sandoz are to be first-to-market with our products as originators' patents expire, to be cost competitive by leveraging our economies of scale in development and production and to differentiate Sandoz by using our advanced technical expertise to develop difficult-to-make generics.

        In 2007, Retail Generics benefited from product launches in difficult-to-make products and authorized generics, including a generic version of the Novartis Pharmaceutical Division's blood pressure product Lotrel. Anti-Infectives had strong volume growth and favorable pricing for active ingredients, offset partially by currency losses on sales denominated in US dollars but manufactured in Europe. Biopharmaceuticals grew as Sandoz launched two important follow-on products and continued to expand contract manufacturing. Our recombinant human growth hormone Omnitrope was introduced in the US and major European markets in 2007, the first follow-on for this product to receive US and European Union approvals. In Germany, we launched Epoetin alfa Hexal in October 2007 and Binocrit in November 2007 after these biosimilars received marketing approval from the European Commission.

        In 2006, a Sandoz affiliate signed a binding Memorandum of Understanding regarding an exclusive collaboration with Momenta Pharmaceuticals, Inc., a biotechnology company specializing in the characterization and engineering of complex pharmaceuticals, to develop complex generics and follow-on biotechnology pharmaceuticals. As part of the arrangement, we purchased approximately 4.7 million shares of Momenta common stock for an aggregate price of $75 million. In June 2007, the Memorandum of Understanding was replaced by a definite Collaboration and License Agreement. Sandoz and Momenta intend to jointly develop, manufacture and commercialize four drug candidates, sharing profits from the sales under separate arrangements for each project. The companies also have agreed on a right of first negotiation for certain other projects concerning complex generic and follow-on product candidates for inclusion in the collaboration.

        In 2005, we acquired two leading generic pharmaceutical companies—Hexal AG and Eon Labs, Inc. Integration of these businesses has added significantly to the global presence of Sandoz, combining our expertise in Retail Generics and Anti-Infectives with Hexal's leadership in Germany and track record of successful product development and Eon Labs' strong position in the US for "difficult-to-make" generics. The two companies were acquired for approximately $8 billion in all-cash transactions.

Recently Launched Products

        Sandoz launched a number of important products in 2007, including:

    •
    Omnitrope, a follow-on version of version of the recombinant human growth hormone Somatropin, was launched in the US, Italy, Spain, and France. Omnitrope liquid was also launched in the UK and Germany.

    •
    Fenofibrate, a cholesterol reducing product, was launched in Canada.

    •
    Oxycodon HCT, an opioid analgesic commonly used for the treatment of pain in cancer patients, was launched in Germany.

    •
    Cefdinir capsules and oral suspension, a generic version of the anti-infective Omnicef®, was launched in the US.

    •
    Finasteride, an antiandrogen used as a treatment in benign prostatic hyperplasia and prostate cancer, was launched in Germany.

    •
    Amlodipine besylate/Benazepril, a generic version of our Pharmaceuticals Division's hypertension product Lotrel, was launched in the US.

    •
    Ipratropium Bromide & Albuterol Sulfate Inhalation Solution, a generic version of Duoneb®, for the management of chronic obstructive pulmonary disease and asthma, was launched in the US.

    •
    Metoprolol Succinate Extended Release Tablets USP, a generic version of the beta-blocker Toprol-XL® to treat angina, heart failure, and high blood pressure, was launched in the US.

    •
    Leuprorelin Implant, for the treatment of hormone-responsive cancers such as prostate cancer or breast cancer, was launched in Germany.

    •
    Fentanyl Matrix, a generic version of the Duragesic® transdermal patch pain-killer, was launched in the UK.

    •
    Epoetin alfa Hexal and Binocrit, follow-on versions of the recombinant human protein Eprex® /Erypo® for the treatment of anemia, was launched in Germany.

Key Marketed Products

        The following tables describe key marketed products for Sandoz (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Fentanyl	Duragesic®	Analgesic
Omeprazole	Prilosec®	Ulcer and heartburn treatment
Amoxicillin/clavulanic acid	Augmentin®	Anti-infective
Metoprolol	Lopressor®	Anti-hypertension
Simvastatin	Zocor®	Cholesterol lowering treatment
Amlodipine/Benazepril	Lotrel®	Hypertension
Ondansetron	Zofran®	Alimentary tract and metabolism
Azithromycin	Zithromax®	Anti-infective
Acetylcysteine	Fluimucil®	Respiratory System
Amlodipine	Norvasc®	Cardiovascular System

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones
Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Omnitrope	Somatropin®	Recombinant human growth hormone
Epoetin alfa Hexal and Binocrit	Eprex®/Erypo®	Recombinant protein used for anemia

Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz, although we are active in more than 110 countries. This table sets forth aggregate 2007 net sales by region:

Sandoz	Net Sales 2007
	($ millions)	(%)
United States	1,959	27
Americas (except the United States)	462	6
Europe	4,058	57
Rest of the World	690	10

Total	7,169	100

        Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti-infective products are subject to seasonal variation. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        We manufacture our Sandoz products at 38 production facilities around the world. Among these, our principal production facilities are located in Barleben, Germany; Kundl, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe and Mahad, India; Buenos Aires, Argentina; Boucherville, Canada; Cambé and Taboão, Brazil; Gebze and Syntex, Turkey. In 2007, we restructured our worldwide production network with the sale of our facility in Hvidovre, Denmark, and the acquisition of production sites in Gebze, Turkey, Zhongshan, China, and Jakarta, Indonesia. Although no longer part of our production capacity, we intend to retain a close relationship with the Radebeul, Germany site, which will remain one of our key suppliers.

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

        We obtain agricultural raw materials from multiple suppliers based in the EU. We obtain chemicals and other raw materials from suppliers around the world. The raw materials we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts.

Marketing and Sales

        The Retail Generics business of Sandoz sells a broad portfolio of generic pharmaceutical products to wholesalers, pharmacies, hospitals, and other healthcare outlets. Depending on the structure of the market in each country, Sandoz adapts our marketing and sales approach to local decision making processes.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of generic products for bioequivalent branded pharmaceutical products. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic product for the brand-name version of the product. Generic use is growing in Europe, but penetration rates in many EU countries are below those in the US because reimbursement practices do not create efficient incentives for substitution. Legislative or regulatory changes can have a significant impact on our business in a country. In Germany, for example, the generic market is in transition as healthcare reforms shift decision making from physicians to insurance funds.

        Our Anti-Infectives business supplies Retail Generics and the pharmaceutical industry worldwide with active pharmaceutical ingredients and intermediates, mainly in the field of antibiotics.

        Our Biopharmaceuticals business operates in an emerging business environment. Regulatory pathways for approving follow-on biologics are either new or still in development, and policies have not yet been defined for the substitutability and reimbursement of biosimilars in many markets, including the US.

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

Development and Registration

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

        For follow-on protein products, in many countries, the regulatory pathways for approving such products are still in development. However, at least for certain biopharmaceutical products, Phase I to Phase III clinical trials do appear to be required. Nonetheless, Sandoz has successfully registered and launched the first biosimilar product in Europe and the US, as well as a second product in Europe.

        Currently, the affiliates of the Sandoz Division employ more than 1,000 Development and Registration staff who explore alternative routes for the manufacture of known compounds and who develop innovative dosage forms of generic medicines. These associates are based worldwide, including major facilities in Holzkirchen and Rudolstadt, Germany; Kundl and Schaftenau, Austria; Menges and Ljubljana, Slovenia; Kolshet, India; Boucherville, Canada; Wilson, North Carolina; Cambé, Brazil and Buenos Aires, Argentina.

        In 2007, Sandoz invested $563 million in product development ($477 million in 2006, $434 million in 2005), which amounted to 8% of the division's net sales.

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

        In the US, the decision whether a generic pharmaceutical is bioequivalent to the original branded product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product's manufacturer. The process typically takes approximately eighteen months from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the innovator, or to certify that such patents are invalid or the product is non-infringing. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30-month delay in the approval of the generic product in order to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch-Waxman Act provides those applicants with 180-days of marketing exclusivity to recoup the expense of challenging the innovator patents. However, amendments to the Hatch-Waxman Act may affect the availability of generic marketing exclusivity in the future. The amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the EMEA under the Centralized Procedure, or by a single Member State under national or decentralized procedure. See "—Pharmaceuticals—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's patent. Previously, after a period of six to ten years (depending on the Member State) after the product received a marketing authorization in the EU, the generic company was able to submit its Abridged Application in reliance upon the data submitted by the medicine's innovator, without the necessity of conducting extensive Phase III clinical trials of its own. According to recent legislation, for all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator in support of its application for a marketing authorization for the reference product will now be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator that show a significant clinical benefit in comparison to the existing therapies. Because this recent legislation extended the ten-year protection period throughout the EU and offered the opportunity for an extension of the existing data protection period, it is possible that future launches of generic products will be delayed in certain EU countries.

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

CONSUMER HEALTH

        Our Consumer Health Division is a world leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. Created in January 2002, the Consumer Health Division's continuing operations consists of the following three business units:

  •
  Over-the-Counter (OTC)

  •
  Animal Health

  •
  CIBA Vision

        As of December 31, 2007, the affiliates of our Consumer Health Division continuing operations employed 13,956 associates worldwide. In 2007, the affiliates of our Consumer Health Division achieved consolidated net sales from continuing operations of $5.4 billion, which represented 14% of the Group's total net sales from continuing operations.

        Our Consumer Health Division places considerable emphasis on the development of strong, consumer-oriented and trustworthy brands. To deliver accelerated sales growth and to achieve leadership positions in the fields in which we compete, our Consumer Health Division seeks to give voice to the consumer and to determine the needs and desires of consumers.

        In the dynamic world of consumer healthcare, consumers are becoming more knowledgeable about health and the benefits of self-medication. The success of each business unit depends upon its ability to anticipate and meet the needs of consumers and health professionals worldwide.

        The Medical Nutrition and Gerber Business Units were previously included in the Consumer Health Division, but have been classified as discontinued operations in all periods in the Group's consolidated financial statements, as a consequence of the divestment of these business units. On September 1, 2007, Novartis completed the sale of the Gerber Business Unit to Nestlé S.A., Switzerland for $5.5 billion. On July 1, 2007, Novartis completed the sale of the remainder of the Medical Nutrition Business Unit to

Nestlé S.A., Switzerland for $2.5 billion. On February 17, 2006, Novartis completed the sale of Nutrition & Santé for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million.

        The following is a description of the three Consumer Health Division Business Units:

  •
  OTC is a world leader in offering products for the treatment and prevention of common medical conditions and ailments, to enhance people's overall health and well-being. The business of OTC is conducted by a number of affiliated companies in more than 45 countries with 4,700 associates as of December 31, 2007. The OTC business focuses on a group of strategic global brands in leading product categories that include cough, cold and allergy treatments (Triaminic and NeoCitran/TheraFlu), headache relief (Excedrin), pain relief (Voltaren), gastrointestinal treatments (Benefiber/NovaFibra and Ex-Lax), dermatological treatments (Lamisilat), anti-gas treatments (Gas-X), vitamin supplements (sold by OTC under the Sandoz brand name) and smoking cessation treatments (Nictonell/Habitrol). In August 2005, we significantly strengthened our OTC business in the US by acquiring the OTC business of Bristol-Myers Squibb, including Excedrin. In addition, in December 2005, we signed an agreement with TAP Pharmaceutical Products to acquire the right to develop an OTC version of the prescription drug Prevacid®, one of the leading medicines for acid reflux disease and heartburn.

  •
  Animal Health offers products and services to save, prolong and improve animal lives, focusing on both companion and farm animals (including farmed fish). The business of Animal Health is conducted by affiliated companies in 38 countries with 2,733 associates as of December 31, 2007. Animal Health has a dedicated research and development team, which benefits from synergies with other Novartis businesses, most notably research in the Pharmaceuticals Division. Key products for companion animals include Atopica (atopic dermatitis management), Deramaxx (pain relief) and Sentinel/Milbemax/Interceptor (intestinal and heart worm control), while leading farm animal products include the farm fly control product Agita and the therapeutic anti-infective Tiamutin/Denagard, an effective broad-spectrum antimicrobial used to treat and control bacteria in swine. Acquaculture products include vaccines and treatments mainly used in salmon farming. In March 2007, we completed the acquisition of the Japanese animal health business of Sankyo Lifetech Co., Ltd., expanding our presence in Japan, particularly in the rapidly-growing companion animal segment. In October 2005, Animal Health acquired the North American rights to the Denagard (tiamulin) franchise from Boehringer Ingelheim Vetmedica, Inc. Novartis previously had the rights to market this compound in all key swine markets outside North America.

  •
  CIBA Vision is a global leader in the research, development, and manufacturing of contact lenses and lens care products. The business of CIBA Vision is conducted by affiliated companies in nearly 40 countries with 6,498 associates as of December 31, 2007. CIBA Vision is committed to the research and development of innovative products, processes and systems. R&D efforts have produced lenses such as O2OPTIX/AIR OPTIX and NIGHT & DAY, both of which have high-oxygen transmissibility, and Focus DAILIES daily disposable lenses. CIBA Vision is also the world's leading provider of cosmetic contact lenses to change and enhance eye color through products such as FreshLook lenses. In lens care, CIBA Vision has developed many innovative products, particularly multi-purpose solutions in one bottle such as AQuify/SOLO-care AQUA and the Clear Care/AOSEPT Plus peroxide system.

Principal Markets

        The principal markets for the Consumer Health Division are the US and Europe. The following table sets forth the aggregate 2007 net sales of the Consumer Health Division by region:

Consumer Health	Net Sales 2007
	($ millions)	(%)
United States	1,765	25
Americas (except the United States)	475	7
Europe	2,439	34
Rest of the World	747	10

Net sales from continuing operations	5,426	76
Net sales from discontinued operations	1,728	24

Total net sales	7,154	100

        Sales of our OTC Business Unit are marked by a high degree of seasonality, with our cough, cold and allergy brands significantly affected by the timing and severity of the annual cold and flu and allergy seasons. Sales of our Animal Health Business Unit also fluctuate seasonally, and can be significantly affected by climatic and economic conditions, and by changing health or reproduction rates of animal populations. Sales of most of our other products are not subject to material changes in seasonal demand.

Production

        OTC: Our OTC Business Unit has a manufacturing and supply infrastructure made up of the business unit's own plants, strategic third party suppliers and other Novartis Group plants (which are predominantly owned and operated by the Pharmaceuticals Division). The primary OTC plants are located in Lincoln, Nebraska; Nyon, Switzerland; and Humacao, Puerto Rico.

        Animal Health: Approximately 80% of our production volume is manufactured by third parties and Novartis affiliates in other divisions or business units. Animal Health has production facilities of its own located around the world, with main sites in Wusi Farm, China; Dundee and Braintree, UK; Larchwood, Iowa; and Huningue, France.

        CIBA Vision: CIBA Vision has major production facilities in Batam, Indonesia; Duluth, Georgia; Des Plaines, Illinois; Grosswallstadt, Germany; Cidra, Puerto Rico; Singapore; Johor, Malaysia; and Mississauga, Canada.

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we, or our third party suppliers, fail to comply fully with such regulations, then there could be a government-enforced shutdown of production facilities, which in turn could lead to product shortages. Some of our production facilities are unionized, including some CIBA Vision facilities. CIBA Vision has experienced significant supply interruptions in the past and there can be no assurance that CIBA Vision's supply—or the supply of the OTC or Animal Health—will not be interrupted again in the future as a result of unforeseen circumstances.

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

        In 2007, we announced that, as part of a new productivity initiative called "Forward," some Consumer Health Division product supply chains will be restructured to optimize capacity utilization.

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

        Animal Health: Animal Health's products are mostly prescription-only treatments for both farm and companion animals. The major distribution channel is veterinarians either directly or through wholesalers of veterinary products. Primary marketing efforts are targeted at veterinarians using such marketing tools as targeted personal selling, printed materials, direct mail, advertisements, articles in the veterinary specialty press, and conferences and educational events for veterinarians. In addition, we engage in general public relations activities, including media advertisements, brand websites and other direct advertisements of brands, to the extent permitted by law in each country.

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

        CIBA Vision: CIBA Vision invests substantially in internal research and development operations, which yield new chemistries, lens designs and surfaces, and processing technologies. These resources are complemented by licensing agreements and joint research and development partnerships with third parties. For contact lenses our key focus is in three areas: daily disposable lenses, silicone hydrogel lenses and cosmetic lenses. In lens care, our development efforts focus on making our lens care solutions more convenient to use, especially with the latest generation of breathable, high-oxygen transmissible contact lenses, while ensuring that the solutions provide the safety, disinfecting and cleaning power needed to help maintain ocular health.

        In 2007, the Consumer Health Division continuing operations invested $301 million in research and development ($260 million in 2006, $242 million in 2005), which amounted to 5.5% of the division's net sales from continuing operations.

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

        CIBA Vision: Contact lenses and lens care products are regulated as medical devices in the US, the EU and the majority of other regulated countries. In the US, extended wear contact lenses are considered Class III devices, for which a PMA application is submitted to FDA. Daily wear lenses and lens care products are considered Class II devices for which the manufacturer must submit a Premarket Notification 510(k) application. See "Vaccines & Diagnostics—Regulation."

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

        In addition, see "Item 18. Financial Statements—note 19" for a description of patent litigation involving the CIBA Vision Business Unit of our Consumer Health Division.

4.C  Organizational Structure

        See "Item 4. Information on the Company—4.A History and Development of Novartis." and "Item 4. Information on the Company—4.B Business Overview—Overview."

4.D  Property, Plants and Equipment

        Our principal executive offices are located in Basel, Switzerland. Our divisions and business units operate through a number of affiliates having offices, research facilities and production sites throughout the world.

        We generally own our facilities. However, a few sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

        The following table sets forth our major production and research facilities.

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Suffern, NY	656,000	Tablets, capsules, transdermals, vials, suppositories

Ringaskiddy, Ireland	532,000	Drug substances, intermediates

Grimsby, UK	450,000	Drug substances, intermediates

Stein, Switzerland	358,000	Steriles, ampules, vials, tablets, capsules, transdermals

Basel, Switzerland—Klybeck	235,000	Drug substances, intermediates

Basel, Switzerland—Schweizerhalle	230,000	Drug substances, intermediates

Basel, Switzerland—St. Johann	225,000	Drug substances, intermediates, biotechnology

Torre, Italy	210,000	Tablets, biotechnology

Horsham, UK	112,000	Tablets, capsules

Kurtkoy, Turkey	109,000	Tablets, capsules, effervescents

Sasayama, Japan	104,000	Tablets, capsules, dry syrups, suppositories, creams, powders

Huningue, France	97,000 (includes Animal Health facilities)	Suppositories, liquids, solutions, suspensions, biotechnology

Singapore	80,000	Bulk tablets

Wehr, Germany	58,000	Tablets, creams, ointments

Barbera, Spain	51,000	Tablets, capsules

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Biopharmaceuticals, vaccines and blood testing

Liverpool, UK	62,000	Influenza vaccines

Ankleshwar, India	11,000	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Sandoz
Taboão da Serra, Brazil	501,000	Capsules, tablets, syrups, suppositories, suspensions, creams, drop solutions, powders

Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Barleben, Germany	95,000	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms

Broomfield, CO	60,000	Broad range of finished dosage forms

Kalwe, India	47,000	Broad range of finished dosage forms

Mahad, India	43,000	Active drug substances

Gebze, Turkey	42,000	Broad range of finished dosage forms

Cambé, Brazil	32,000	Broad range of finished dosage forms

Wilson, NC	29,000	Broad range of finished dosage forms

Stryków, Poland	20,000	Broad range of finished dosage forms

Boucherville, Canada	11,000 (production and R&D facilities)	Injectable products

Rudolstadt, Germany	11,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Consumer Health
OTC
Lincoln, NE	45,000 (production and R&D facilities)	Tablets, liquids and creams

Nyon, Switzerland	15,000 (production and R&D facilities)	Liquids and creams

Humacao, Puerto Rico	8,000	Tablets and secondary product packaging

Animal Health
Wusi Farm, China	39,000	Insecticides, antibacterials, acaricides, powders

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals

Dundee, UK	11,000	Packaging, formulation of liquids, solids, creams, sterile filling

Braintree, UK	6,000	Veterinary immunologicals

Huningue, France	5,000	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

CIBA Vision
Johor, Malaysia	35,000	Contact lenses

Duluth, GA	34,000	Contact lenses

Pulau Batam, Indonesia	27,000	Contact lenses

Des Plaines, IL	27,000	Contact lenses

Grosswallstadt, Germany	23,000	Contact lenses

Singapore	19,000	Contact lenses

Cidra, Puerto Rico	6,000	Contact lenses

Toronto, Canada	15,000	Lens care products

Major Research and Development Facilities:
Pharmaceuticals
East Hanover, NJ	177,000	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000	General pharmaceutical products

Cambridge, MA	88,000	General pharmaceutical products

Vienna, Austria	39,000	Dermatology

Horsham, UK	38,000	Respiratory and nervous system diseases

Tsukuba, Japan	21,000	General pharmaceutical products

Emeryville, CA	(included in Vaccines and Diagnostics facilities)	Oncology

Shanghai, China	5,000	Oncology

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Sandoz
Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech processes, innovations in antibiotic technologies

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms and new delivery systems

Wilson, NC	31,000 (production and R&D facilities)	Broad range of finished dosage forms

Holzkirchen, Germany	17,000	Broad range of innovative dosage forms, including implants and transdermal therapeutic systems

Boucherville, Canada	11,000 (production and R&D facilities)	Injectable products

Rudolstadt, Germany	11,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Kolshet, India	9,000	Generic pharmaceuticals

Consumer Health
OTC
Lincoln, NE	44,870 (production and R&D facilities)	Tablets, liquids and creams

Nyon, Switzerland	14,700 (production and R&D facilities)	Over-the-counter medicine products

Thane, India	2,000 (R&D facilities)	Tablets, capsules, powders,creams, ointments, oral liquids

Animal Health
St. Aubin, Switzerland	26,000	Parasiticides

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals development

Yarrandoo, Australia	3,000	Animal Health products

Basel, Switzerland	2,000	Animal Health products

CIBA Vision
Duluth, GA	13,000	Vision-related medical devices

Grossostheim, Germany	4,000	Vision-related medical devices

        Progress is being made in the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. Research and Development now accounts for a greater proportion of our activities at the site, and changes need to be made to the Campus, since the site had been designed primarily for pharmaceuticals production. To date, the total amount paid and committed to be paid on the Campus Project is $1 billion. We expect that, through 2011, we will spend more than $1.8 billion on the Campus and to transfer production facilities from the Campus to other sites in the Basel region. We intend to fund these expenditures from internally developed resources.

        Work was completed in 2007 on the first phase expansion of the Pharmaceuticals Division's US headquarters in East Hanover, New Jersey creating an additional 900 work stations on its campus. Further Campus development plans are on hold while other alternatives are being considered regarding future expansion of the site. Total campus capital spending in 2007 reached $98 million with an additional $40 million planned for 2008.

        In 2007, our Pharmaceuticals Division opened a new pharmaceuticals manufacturing facility in Singapore. The plant will manufacture solid dosage forms (tablets) of existing and new Novartis products, such as Diovan and Tekturna. It is expected to be fully operational in 2009, and to employ around 160 employees. When fully operational, our investment in this facility is expected to total approximately $180 million. In addition, in 2007, we announced plans to invest in a new large-scale cell culture plant in Singapore. We expect to invest approximately $700 million over 5 years, from 2008 to 2012, when the new plant would become operational, subject to regulatory approvals.

        In 2007, our Pharmaceuticals Division invested approximately $153 million at its production facility in Grimsby, UK, and an additional $123 million at its production facility in Basel—Schweizerhalle, Switzerland, on a capacity increase to support the production of Tekturna/Rasilez at these two facilities.

        In April 2007, NIBR opened a start-up facility for our new R&D center in Shanghai, China. This 5,000 square meter laboratory is home to approximately 150 Research and Development scientists. In 2008, we expect to break ground on a 40,000 square meter facility that will be home to approximately 400 R&D scientists. An initial investment of $100 million is planned for the construction of the two facilities.

        Work has commenced on our Vaccines and Diagnostics Division's cell culture-based manufacturing site in Holly Springs, North Carolina. To date, the total amount paid on the project is $96 million. The total investment in this new facility is expected to be around $600 million.

        In 2007, the CIBA Vision Business Unit of our Consumer Health Division opened a new manufacturing facility in Johor, Malaysia. The site will produce one of CIBA Vision's most technologically advanced high-oxygen transmissible products, AIR OPTIX/O2OPTIX breathable contact lenses. Our investment in this facility totaled approximately $131 million.

        In 2007, we announced that, as part of a new productivity initiative called "Forward," some Consumer Health Division product supply chains will be restructured to optimize capacity utilization, and NIBR's research activities at its Vienna, Austria and Tsukuba, Japan facilities will be phased out during the course of 2008, and those facilities will be closed.

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

        See also "Item 3. Key Information—Risk Factors—Environmental liabilities may impact our results of operations" and "Item 18. Financial Statements—note 19."

Item 4A.    Unresolved Staff Comments

         Not applicable

Item 5.    Operating and Financial Review and Prospects

5.A  Operating Results

        The following operating and financial review and prospectus should be read in conjunction with the consolidated financial statements in this Form 20-F. The consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS as issued by the IASB. Following a unanimous vote by the SEC to amend the relevant rules in November 2007, we are no longer required to provide a reconciliation to US Generally Accepted Accounting Principles.

OVERVIEW

        We provide healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, off-patent generic pharmaceuticals, preventive vaccines and diagnostic tools, as well as targeted consumer products. We are the only company to have leadership positions in each of these areas.

        Our businesses are divided on a worldwide basis into the following four operating divisions:

  •
  Pharmaceuticals (brand-name patented pharmaceuticals)

  •
  Vaccines and Diagnostics (human vaccines and molecular diagnostics)

  •
  Sandoz (generic pharmaceuticals)

  •
  Consumer Health (over-the-counter medicines (OTC), animal health medicines and contact lenses and lens care products)

        The final divestments of non-healthcare businesses were completed in 2007 with the sale of the Medical Nutrition Business Unit (effective July 1) and the Gerber Business Unit (effective September 1). Both were previously included in the Consumer Health Division, but have now been classified as discontinued operations. These businesses were sold in separate transactions to Nestlé S.A., resulting in a combined after-tax net gain of $5.2 billion.

        In 2007, we achieved Group net sales of $39.8 billion, an increase of 8% (+3% in local currencies (lc)), while net income advanced 66% to $12.0 billion. These results include contributions from Medical Nutrition and Gerber before their divestment in 2007 and the after-tax divestment gain of $5.2 billion.

        Continuing operations, which are now solely focused on healthcare, net sales rose 11% (+6% lc) to $38.1 billion in 2007 thanks to strong contributions particularly from Sandoz and Vaccines and Diagnostics.

        Operating income from continuing operations declined by 11% to $6.8 billion as it was effected by lost contributions in Pharmaceuticals following the entry of generic competition and the suspension of Zelnorm in the US as well as by a number of significant charges including impairment of intangible assets; a restructuring provision of $444 million related to a new productivity initiative called "Forward" and a $590 million increase in Corporate environmental provisions, which includes the related share of any potential remediation costs for historical landfills in the Basel region. Excluding the "Forward"

restructuring and Corporate environmental liability charges, operating income from continuing operations rose 2%.

        Net income from continuing operations fell 4% to $6.5 billion from $6.8 billion in 2006, and included higher contributions of income from associated companies, improved financial income and a lower effective tax rate compared to 2006.

        Headquartered in Basel, Switzerland, we employed approximately 98,000 full-time equivalent positions as of December 31, 2007 and have operations in approximately 140 countries around the world.

FACTORS AFFECTING RESULTS OF OPERATIONS

        A number of key factors influence our results of operations and the development of our businesses.

        The overall global healthcare market is predicted to continue growing due to a combination of demographic and socio-economic factors. The aging of the world's population as well as more sedentary lifestyles and poor nutritional habits, both in industrialized countries as well as emerging markets, are leading to a rising incidence of chronic diseases and prompting greater use of medicines. At the same time, new medicines are gaining approvals to better treat many diseases as a result of technological advances and consistent investments in innovation.

        The growing burden of healthcare costs as a percentage of Gross Domestic Product in many countries, however, means that governments and payors are under intense pressure to control costs even more tightly. As a result, the healthcare industry is operating in an ever more challenging environment, one marked by government-controlled authorities and managed care providers, particularly in the United States, that are taking aggressive actions to cut costs and restrict access to higher priced new medicines. Some generic drug manufacturers, meanwhile, have also become more aggressive in challenging intellectual property rights for patented medicines. At the same time, investments needed for the research and development (R&D) of new medicines have risen dramatically, in part because of increasing scrutiny of drug safety and efficacy.

        In response to this dynamically changing environment, we have built up our presence in businesses that go beyond the traditional focus on patent-protected medicines to include preventive vaccines and diagnostics, generic pharmaceuticals and targeted consumer health products. We have invested heavily in all of these businesses—through initiatives intended to drive organic growth as well as acquisitions—and will continue to do so in the future.

        We believe this diversified portfolio, focused on healthcare, best addresses the needs of patients and customers, providing a range of products that offer important treatment benefits for many diseases while also helping to reduce overall healthcare costs. A large and growing number of patients, physicians and payors worldwide can benefit from the broad range of products offered by Novartis. These include new and better medicines with improved efficacy and safety (Pharmaceuticals), preventive vaccines and diagnostic tools (Vaccines and Diagnostics,) off-patent generic pharmaceuticals (Sandoz) and readily available products to support day-to-day health (Consumer Health).

        This portfolio also helps us to mitigate the negative impact of increasing challenges in the area of patent-protected medicines and offers attractive opportunities to benefit from expected faster growth in other healthcare areas, particularly in human vaccines and generics.

Fundamental Drivers Remain Strong

        The global healthcare market is predicted to continue growing based on many factors, including demographic changes and other socio-economic developments. As a result, we expect our businesses to keep expanding in the coming years, both in the established markets of the United States, Western Europe and Japan as well as in priority emerging markets.

Aging population with increasing healthcare needs

        The elderly represent a rapidly growing proportion of the world's population as a result of increasing life expectancy and reduced birth rates. Indeed, it is estimated that for every five years since 1965, roughly one additional year has been added to life expectancy at birth in developed countries. This dramatic demographic change is expected to have a major impact on the industry since healthcare expenditures rise with age. The number of people age 65 and older more than tripled to a record 420 million worldwide in 2000 from only 130 million in 1950, according to a study in 2001 by the US Census Bureau and the National Institute on Aging. This study further predicted that one in five people in the US will be 65 or older by 2030, and that this proportion will be even higher in other developed countries such as Italy and Japan. This trend may also become significant in many emerging markets, with some countries in Southeast Asia expected to witness the most dramatic changes in the composition of their populations.

        We have a significant number of products in our portfolio that may be of particular use to the elderly, in particular for cardiovascular disease as well as other often age-related conditions that include breast cancer, Alzheimer's disease, osteoporosis, age-related blindness and seasonal influenza.

Growing importance of emerging markets

        At a time of slowing growth in sales of pharmaceuticals in industrialized countries, the strong economic expansion in many emerging markets is leading to higher proportional growth and provides an increasing contribution to the industry's global performance. According to IMS Health, a leading provider of industry information, the global pharmaceuticals market (both patent-protected and generic pharmaceuticals) is expected to grow at a slower pace in 2008 of approximately 5-6%, compared to 6-7% in 2007, resulting in industry sales of $735-$745 billion. Key factors cited for the slowdown are tougher regulations and cost-control measures as well as the pending expiry of patent protection for many of the industry's top-selling branded drugs.

        For the first time, the seven largest markets—the US, Japan and the top five European countries—are expected in 2008 to contribute only about half of the industry's incremental annual sales growth, which is based on expectations for sharply lower sales growth in countries including the US (4-5%) and Japan (1-2%). Indeed, IMS estimated that about two-thirds of prescriptions dispensed in the US in 2008 will be generics, up from 50% in 2003.

        At the same time, the seven leading emerging markets—Brazil, China, India, Mexico, Russia, South Korea and Turkey—are expected to generate combined annual sales growth of 12-13% in 2008 totalling approximately $90 billion, but provide approximately one-fourth of the industry's sales growth. Improving economies and greater spending on healthcare are considered the key factors.

        We have been taking steps to increase our presence in these priority emerging markets, and also in other emerging markets. For example, we announced in 2007 the creation of a new cross-divisional operation to accelerate growth in small emerging markets, expanding the presence of all Novartis products in regions that include Northern and Sub-Saharan Africa, Central Asia and parts of Southeast Asia.

        In 2007, approximately 66% (2006: 69%) of our net sales from continuing operations were generated in the world's seven largest markets, while 9% (2006: 8%) of net sales came from the seven leading emerging markets listed above. However, combined net sales in these seven priority emerging markets grew 25% in 2007 compared to 6% in the seven largest markets. We expect emerging markets to make increasingly significant contributions to our future results of operations.

Lifestyle changes lead to higher prevalence of chronic illnesses

        Economic growth and food industry dynamics in both industrialized and emerging countries have led to changes in lifestyles, in particular to people becoming more sedentary and adopting poor dietary habits. These trends have led to a rapid rise in the incidence of chronic illnesses that include obesity, chronic cardiovascular disease, diabetes, cancer and lung diseases. We offer many products to help patients with these diseases and will continue to make significant investments into the research and development of new treatments.

Advances in science and technology drive the discovery of new medicines

        Ongoing technological discoveries and developments in the understanding of diseases are laying the foundation for improvements upon existing therapies as well as the creation of new treatments for medical conditions for which none currently exist or for which current treatment options are inadequate. R&D investments by the global pharmaceuticals industry have risen more than tenfold during the last 20 years, according to the US industry trade association PhRMA, leading to a significant increase in the number of drugs in recent years in development pipelines.

        Based on recent advances in technologies, particularly those within the last decade that have advanced the analysis of human genome data, the number of drugs in development is expected to rise further thanks to improving information about the role of specific genes and proteins in the human body. Like other research-based pharmaceutical companies, we are making major investments in these new technologies, which could have a fundamental effect on product development, and in turn could affect our results of operations.

Increasingly Challenging Business Environment

        While the overall healthcare market has grown steadily in recent years, the competitive operating environment is becoming more challenging as a result of several factors, such as increasing cost pressures, the threat of patent expirations for leading products as well as a period of relatively low R&D productivity and increasing scrutiny of drug safety by regulatory agencies. We believe we are well-positioned to address these challenges.

Record level of industry patent expirations and increasingly aggressive generic competition

        The pharmaceuticals industry is confronted by a continuing high level of patent expirations, with products representing approximately $20 billion in combined annual sales set to lose patent protection in 2008, similar to levels seen in 2006 and 2007, according to IMS Health.

        Given the continuous pressure of patent expirations, innovation is critical to the success of companies like ours. Sustainable growth can only be delivered by discovering and developing new products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. The ability to gain regulatory approvals and successfully secure and defend intellectual property rights is particularly important for products in the Pharmaceuticals and Vaccines and Diagnostics Divisions. The loss of exclusivity for one or more important products—either due to patent expiration, generic challenges, competition from new branded products or changes in regulatory status—could have a material negative impact on our results of operations.

        Like other healthcare companies, we take active steps to defend our intellectual property rights, including by initiating patent infringement lawsuits against generic drug manufacturers and, to a lesser degree, against other research-based pharmaceutical companies. Some generics manufacturers, however, are increasingly conducting so-called "at risk" launches of products that are still under legal challenge for patent infringement and before final resolution of legal proceedings.

        In 2007, sales of four of our pharmaceutical products—Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections)—were negatively affected by the start of generic competition in the US, which in some cases was unexpected. These four products had combined 2006 annual net sales of approximately $2.6 billion in the US. As a result of generic competition, combined net sales in 2007 for these products declined 38% to $1.6 billion, and are expected to decline significantly further in 2008. The sharp and significant reduction in net sales of these products had an adverse effect on the 2007 results of operations of the Pharmaceuticals Division.

        Other Novartis pharmaceutical products that are the subject of ongoing US patent litigation include Femara (breast cancer), Lescol (high cholesterol), Focalin/Ritalin LA (ADHD) and Comtan/Stalevo (Parkinson's disease). The loss of exclusivity of some of these products could have a significant adverse effect on the results of operations of the Pharmaceuticals Division. In addition, Neoral (transplantation) and Voltaren (pain), which are still among our top ten-selling products and had combined net sales of $1.7 billion in 2007, have already encountered generic competition in many markets, which may cause sales from these products to decline significantly in the future. A number of other top-selling products, including Diovan (high blood pressure) as well as Gleevec/Glivec and Zometa (both for cancers), could also potentially face generic competition in the coming years in various markets, particularly the US and Europe, either due to potential patent challenges or the regular expiration of patents. Diovan, Gleevec/Glivec and Zometa had combined net sales of $9.4 billion in 2007, and the loss of exclusivity of any one of these three products could have a significant adverse effect on our financial condition and results of operations.

Decline in R&D productivity and rising scrutiny of product safety

        Although advances continue to lead to breakthroughs in helping patients, the pharmaceuticals industry has been suffering from a dearth of new drugs gaining regulatory approvals in recent years. For example, the FDA approved only 18 entirely new drugs (new molecular entities) in 2007, the lowest single-year total since 1983, when there were 14 new approvals. This decline in productivity comes at a time when the worldwide pharmaceuticals industry is estimated to be spending more than $40 billion each year on R&D activities.

        Following widely publicized issues such as Merck & Co., Inc.'s recall of its pain medicine Vioxx® in 2004, healthcare regulators are increasingly focusing on product safety and efficacy as well as on the risk/benefit profile of developmental drugs. This has led to requests for more clinical trial data with a significantly higher number of patients and for more detailed analyses. As a result, obtaining regulatory approvals has become more challenging for pharmaceutical companies. In addition, maintaining regulatory approvals has become increasingly expensive since companies are being required to gather far more detailed safety and other clinical data on products after approval.

        As is the case with other industry competitors, we have suffered setbacks in gaining regulatory approvals for new products as well as being able to keep products on the market, primarily in the Pharmaceuticals Division. For example, in March 2007, Galvus (diabetes) received a so-called "approvable" letter from the FDA requiring us to conduct major additional clinical trials before US regulatory approval. However, we subsequently received approval in the European Union in September 2007. In March 2007, we also suspended the marketing and sales of Zelnorm (irritable bowel syndrome) in the US and several other countries in response to a request from the FDA and for further discussions of the product's risks and benefits. As a result of these suspensions, net sales of Zelnorm fell 84% to $88 million in 2007 as compared to 2006, and are expected to fall significantly further in 2008. A treatment access program was started in the US to continue providing Zelnorm to patients with inadequate alternatives. We continue to hold discussions with regulatory agencies and believe Zelnorm offers important benefits to appropriate patients. Separately, in the second half of 2007, Prexige (osteoarthritic pain) was withdrawn from the market in Australia as well as in some countries of the European Union based on post-marketing reports of serious liver side-effects allegedly associated with long-term uses of higher doses, including the deaths of two patients in Australia.

Increasing pressure on drug pricing and access to medicines

        Prices for healthcare products, primarily patented medicines, continue to be the subject of significant political debate in many industrialized and developing countries. These debates focus on the relative costs of medicines at a time of rapidly rising overall expenditures for healthcare. As a result, payors—primarily government-controlled agencies and US insurance companies and managed care organizations—are exerting pressure on healthcare companies to cut prices, urging physicians to use more generics and restricting access to new medicines. Patients are also being forced to pay a larger contribution toward healthcare costs, which has limited growth for patented pharmaceuticals in countries such as the US but at the same time time has led to growth in OTC (over-the-counter) and generics, areas where we are one of the world leaders.

Strong competition in other areas of our healthcare portfolio

        Other businesses within the Novartis portfolio outside of the Pharmaceuticals Division face their own challenges.

        While the anticipated strong growth outlook for the generics market and the pending loss of patent protection for several important industry products can create significant opportunities for the Sandoz Division, competition in this industry is very intense. Sandoz believes that it has certain competitive advantages based on its leadership positions in the world's top generics markets as well as in its track record in gaining regulatory approvals for "difficult-to-make" generics that utilize innovative product applications. However, many of the division's products are considered to be commodities with multiple sellers competing aggressively on price. In addition, pressure is increasing in some markets, particularly in Europe and the US, to further reduce generic prices. These pressures stem both from government regulations, and also from the division's various distributors that are aggressively seeking to increase their profit margins at the expense of generic pharmaceutical manufacturers. Finally, a significant source of revenue for generics companies are exclusivity periods granted in certain markets—particularly the 180-day exclusivity period granted to companies in the US by the Hatch-Waxman Act. However, a number of factors have had the effect of limiting the availability of these 180-day exclusivity periods or of decreasing their value, including a variety of aggressive steps taken by branded pharmaceuticals companies to counter the growth of generics, and increased competition among generics companies to achieve these periods of exclusivity. These pricing pressures, and these efforts by competitors of the Sandoz Division have had, and likely will continue to have, a negative influence on Sandoz's results of operations.

        In the Vaccines and Diagnostics Division, the demand for some types of vaccines is seasonal, such as for influenza vaccines, while the demand for others, such as pediatric combination vaccines, are dependent upon birth rates in developed countries. Some vaccines, particularly seasonal influenza vaccines that make an important contribution to the division's net sales and profits, are considered to be commodities, meaning that there are few therapeutic differences among vaccines offered by competitors. The ability to develop differentiated, effective and safe vaccines, to gain approval for inclusion in national immunization recommendation lists, and to consistently produce and deliver high-quality vaccines in time for the relevant disease season are critical to the success of the Vaccines and Diagnostics Division.

Strategies for Sustainable Growth

        We believe we have one of the best portfolios of businesses to address the demands of the dynamically changing healthcare environment. In going beyond the traditional focus on patent-protected pharmaceuticals, this diversified healthcare portfolio offers significant benefits to patients, physicians and payors, while also mitigating the negative impact of increasing industry challenges in the area of patent-protected pharmaceuticals and providing attractive opportunities to benefit from expected faster growth in areas such as vaccines, generics and consumer health.

        We have one of the industry's highest-rated product development portfolios, as demonstrated by the industry-leading 15 major US and European regulatory approvals in 2007, and are taking important steps to further strengthen our R&D capabilities. Efforts are also underway to find more efficient ways to support new product launches and to improve productivity.

Strengthen strategic healthcare portfolio, particularly non-pharmaceutical businesses

        We expect each of our four divisions to play a significant role in the future success of the Group, providing opportunities for growth by offering a range of medicines and vaccines to patients, physicians and payors. We will continue to evaluate opportunities to improve the competitiveness of these businesses and to better position the Group for success. The strong performances of both the Vaccines and Diagnostics and Sandoz Divisions in 2007 reflect the positive impact of recent investments in these fast-growing businesses. The focused diversification that our four businesses offer also helps to balance industry risks such as those recently encountered in the Pharmaceuticals Division in the US that include increasing regulatory scrutiny of drug safety and efficacy as well as lost sales as a result of more aggressive and risk-taking generics manufacturers.

Innovative medicines

        The aim of the Pharmaceuticals Division is to provide patients and physicians with new and better medicines with improved efficacy and fewer side-effects. We rank as one of the top 10 companies based on sales of patent-protected medicines, with leading positions in cardiovascular and cancer treatments and an expanding presence in neuroscience. Viewed as having one of the most respected pipelines in the industry, we will continue to invest heavily in research and development—particularly in biologic therapies. We will also review ways to more efficiently support new product launches by utilizing new technologies and advanced marketing tools. We also consider ourselves to be a preferred partner for strategic alliances with biotechnology companies—both for development compounds as well as new technologies—and these collaborations will remain important to future business developments.

Prevention

        The Vaccines and Diagnostics Division was created in April 2006 following our acquisition of the remaining stake in Chiron Corporation not already held by us, providing access to the fast-growing human vaccines market. This division markets vaccines and diagnostic tools that protect against life-threatening diseases. We further strengthened this business in September 2007 by entering into a strategic alliance with Intercell, an Austrian biotechnology company focused on vaccines development.

Cost-saving alternatives

        Sandoz markets generic products that replace branded medicines after patent expiry and free up funds for healthcare payors to spend on innovative medicines. With the acquisition in 2005 of two leading generic pharmaceuticals companies (Hexal AG and Eon Labs, Inc.), Sandoz became the world's second-largest generics company, with strengths in difficult-to-make generics and innovative product applications, including device technologies. Given these capabilities, which provide access to higher-value areas of the generics market, we expect Sandoz to become an increasing contributor to our future results of operations.

Patient and consumer empowerment

        The Consumer Health Division—composed of the OTC, Animal Health and CIBA Vision Business Units—markets high quality consumer products. These businesses have gained market share in their respective segments through a focus on strategic brands, product innovation and expansion in emerging markets. While divesting non-core activities, we have strengthened the three remaining healthcare businesses in the Consumer Health Division. For example, OTC was strengthened by acquiring the rights in 2006 to various OTC products in North America from Bristol-Myers Squibb Co., and Animal Health was supported by acquiring Sankyo Lifetech's animal health business in Japan in 2007.

Step up innovation

        Maintaining a competitive advantage in the healthcare industry requires significant investments in R&D. Our ability to continue to grow all of our businesses and replace lost sales due to the loss of exclusivity for important products—as a result of patent expiration, generic challenges, competition from new branded products or changes in regulatory status—depends upon the ability of our R&D activities to identify and develop high-potential breakthrough products and bring them quickly to the market.

        Like our competitors in the healthcare industry, we will continue making significant investments in drug discovery—particularly in biologic medicines and related technologies. Steps are also being taken to accelerate R&D activities throughout the Group and to find ways to lower attrition rates among pipeline products in the final stages before approval. For example, a reorganization of the Pharmaceuticals Development organization began in 2007 with the aim of strengthening project focus, integrating decision making at the therapeutic franchise level and simplifying development decision-making structures.

        We have also been building our position in biologics, consistently growing our capabilities and expertise in the R&D of all biologic therapies, which now represent 25% of the pre-clinical research portfolio. These types of treatments, often referred to as "large molecules," are made from living cells and stimulate a response against specific disease targets. They are often intended to treat diseases that have been more challenging to treat with "small molecule" approaches based on chemical substances. In the second half of 2007, we formed the new Novartis Biologics Unit, establishing a dedicated innovation unit, with a strong biotech culture in the areas of discovery and development unique to biologics, and with full access to the extensive Novartis discovery organization that generates many targets across multiple therapeutic areas.

        The quality of the current development pipeline reflects investments made in our own R&D activities, in many cases more than 10-20 years ago, as well as recent acquisitions and licensing collaborations. We have consistently had one of the highest R&D investment rates, as a percentage of net sales, in the industry, reflecting our commitment to bringing innovative and differentiated products to the market with novel therapeutic benefits.

        Up to one-third of annual Pharmaceuticals Division R&D expenditures are used to reach licensing agreements with other companies, particularly specialized biotechnology companies, to co-develop promising compounds. These collaborations enable us to capitalize on the potential of these compounds and to expand our development pipeline. To complement internal R&D activities, we (like other pharmaceutical companies) have entered into a significant number of alliances in recent years. From time to time, we also make equity investments in a licensing partner or fully acquire a company to gain access to novel compounds. The industry-wide decline in R&D productivity in recent years, however, has lead to an increasing competition for collaborations with specialized niche players at the forefront of their particular field. Funding requirements for R&D activities are likely to continue to grow in the future and may, at times, even grow at a faster rate than net sales. These investments, however, are critical for our continuing success. In 2007, we invested $6.4 billion in R&D activities throughout the Group, a 21% increase over 2006.

Maximize successful product launches

        Efforts are underway to find more efficient ways to support new product launches and improve profit margins. A strong marketing message and rapid penetration of potential markets in different geographic territories are vital if a product is to attain peak sales as quickly as possible before the loss of patent protection or the entry of significant competitor products. We continually evaluate the appropriateness of our marketing models in our divisions and adjust the composition of our sales forces. For example, during 2007, we reduced our US pharmaceuticals sales force by approximately 1,000 positions due to changes in the product portfolio.

        In the Pharmaceuticals Division, we obtained 15 major regulatory approvals in 2007 in the US and Europe for new pharmaceuticals and successfully launched a number of new and other recently approved products. These include regulatory approvals in 2007 for Exforge and Tekturna/Rasilez (high blood pressure), Exelon Patch (Alzheimer's disease), Lucentis (age-related blindness), Tasigna (cancer) and Aclasta/Reclast (osteoporosis) as well as the continued rollout of Exjade (iron overload) and Xolair (asthma).

Improve organizational efficiency

        We are constantly exploring ways to improve productivity. In particular, we are taking actions to improve our competitiveness in a fast-changing healthcare environment through a new initiative that will result in a streamlined organizational structure and change the way we operate. This initiative, called "Forward," is expected to generate significant cost savings and help prepare us for future growth. At the same time, we will continue investing in higher-value activities, particularly the R&D of new biological therapies and expansion in key emerging markets.

        As part of "Forward", we will streamline and simplify organizational structures at our global headquarters as well as in the Pharmaceuticals and Consumer Health Divisions. These initiatives will remove excess management layers, eliminate structural duplications and reduce the amount of resources required for general and administrative functions. The organization will further evaluate ways to optimize supply networks worldwide, and Group-wide initiatives are underway to standardize and streamline shared functions—such as procurement, information technology and financial transaction processing—to provide greater benefits in cost management and economies of scale. Some of these administrative activities are also being outsourced or transferred to lower-cost countries.

        Through these initiatives, which are designed to maximize the resources available to support ongoing profitable growth, we aim to reduce our cost-base by approximately $1.6 billion by 2010 compared to 2007 levels. As a result of the related measures, we recorded a pre-tax restructuring charge of $444 million in the fourth quarter of 2007. The various initiatives are being implemented primarily at the divisional level to ensure businesses can continue to meet the needs of customers as well as to ensure fair and respectful treatment of associates. We will consult with works councils and comply with local labor laws. The proposed initiatives are expected to lead to the elimination of approximately 2,500 full-time positions, which represents approximately 2.5% of our current worldwide workforce. We will try to minimize the number of affected associates through natural attrition, vacancy management and social programs.

Acquisitions, Divestments and Other Significant Transactions

        We have made several acquisitions and divestments in recent years that have had, and are expected to continue to have, a significant impact on our financial condition and results of operations, see "Item 18. Financial Statements—note 2".

        In 2007, we became focused solely on healthcare by divesting the remainder of our Medical Nutrition Business Unit (effective July 1) and the Gerber Business Unit (effective September 1).

        Contributions from strategic acqusitions had a significant impact on our results of operations. The remaining stake in Chiron Corporation was acquired as of April 2006 to create the new Vaccines and Diagnostics Division, while Sandoz strengthened its position as a world leader in generics through the mid-2005 acquisitions of Hexal AG and Eon Labs, Inc.

        As a result of these acquisitions and other strategic transactions, our results of operations are increasingly impacted by charges for the amortization of intangible assets as well as impairment charges and other one-time costs related to the integration of acquisitions.

        We continually evaluate potential opportunities for targeted acquisitions or other strategic transactions, including product licensing agreements, that would improve our competitive position and create value for our shareholders.

Divestments/Discontinued Operations in 2007

        On September 1, 2007, we completed the divestment of the Gerber infant products Business Unit for approximately $5.5 billion to Nestlé S.A. A pre-tax divestment gain of $4.0 billion was recorded in the third quarter of 2007.

        On July 1, 2007, we completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately $2.5 billion to Nestlé S.A. A pre-tax divestment gain of $1.8 billion was recorded in the third quarter of 2007.

        Both the Gerber and Medical Nutrition Business Units (including the Nutrition & Santé business) are reflected as discontinued operations in our consolidated financial statements. These businesses had combined 2007 net sales of $1.7 billion and operating income of $311 million before their divestment. In 2007, net income from discontinued operations, including the after-tax divestment gains, totaled $5.4 billion, compared to $377 million in 2006 and $260 million in 2005.

Significant Transactions in 2007

        On September 28, 2007, we entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. As a consequence of the agreement, we paid $383 million (EUR 270 million) and recorded $207 million (EUR 146 million) of intangible assets and acquired an additional 4.8 million shares for $176 million (EUR 124 million), which increased our holding in Intercell to 15.9%.

        On September 14, 2007, we and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation, transferred to Novartis in April 2006. Under the new agreement, we received a one-time payment of approximately $200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving the rights to market our own branded version of Betaseron® starting in 2009 (pending regulatory approvals).

Acquisitions in 2006

        On April 20, 2006, we completed the acquisition of the remaining 56% of the shares of Chiron Corporation that we did not already own for approximately $5.7 billion. For the period from January 1, 2006 until completion of the acquisition, the 44% minority interest in Chiron held by us had been accounted for using the equity method. For the period after completion of the acquisition, Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. Following the acquisition, Chiron's vaccines and diagnostic activities are reported as a separate Division, called Vaccines and Diagnostics, and its pharmaceuticals activities are consolidated into the Pharmaceuticals Division's results.

        In 2006, we acquired 100% of NeuTec Pharma plc, a biopharmaceuticals company specializing in hospital anti-infectives, for $606 million. We have fully consolidated NeuTec's financial results, which have not included any sales, in our financial statements since July 14, 2006.

Divestments/Discontinued Operations in 2006

        During 2006, we announced plans to divest the components of our Medical Nutrition Business Unit, which was part of our Consumer Health Division. This Business Unit is disclosed as discontinued operations in all periods presented in our consolidated financial statements.

        On February 17, 2006, we completed the sale of Nutrition & Santé for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million.

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

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency. In 2007, 39% of net sales from continuing operations were made in US dollars, 30% in euros, 6% in Japanese yen, 2% in Swiss francs and 23% in other currencies. During the same period, 36% of our expenses from continuing operations arose in US dollars, 28% in euros, 14% in Swiss francs, 5% in Japanese yen and 17% in other currencies. As a result, our business is affected by fluctuations in the exchange rates among these different currencies.

        In 2006, 43% of our net sales from continuing operations were made in US dollar, 27% in euro, 7% in Japanese yen, 2% in Swiss franc and 21% in other currencies. During the same period, 38% of our expenses from continuing operations arose in US dollar, 25% in euro, 16% in Swiss franc, 5% in Japanese yen and 16% in other currencies.

        In 2005, 40% of our net sales from continuing operations were generated in US dollar, 28% in euro, 2% in Swiss franc, 8% in yen and 22% in other currencies. During the same period, 31% of our operating costs from continuing operations were generated in US dollar, 27% in euro, 18% in Swiss franc, 5% in yen, and 19% in other currencies.

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

        For purposes of our consolidated balance sheets, we translate non-US dollar denominated assets and liabilities into US dollars at the exchange rates prevailing in the market as of the relevant balance sheet date. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items in our consolidated financial statements. For purposes of the Group's consolidated income statements, non-US dollar revenue and expense items are translated into US dollars at average exchange rates prevailing during the relevant period.

        We seek to manage our currency exposure by engaging in hedging transactions where management deems it appropriate to do so. For 2007, we entered into various contracts that change in value as foreign exchange rates change to preserve the value of assets, commitments and expected transactions. We also use forward contracts and foreign currency options to hedge expected net revenues in foreign currencies. For more information on how these transactions affect our consolidated financial statements and on how we manage our foreign exchange rate exposure, see also "Item 18. Financial Statements—note 1" and "—note 5" and "—note 15."

        The average value of the US dollar as compared to other important currencies for Novartis, deteriorated significantly in 2007 as shown by the following table. The table sets forth the foreign exchange rates of the US dollar against the Swiss franc, euro and the Japanese yen, respectively, used for foreign currency translation when preparing the Group's consolidated financial statements.

	2007		2006		2005
$ per unit	Average for year	Year end	Average for year	Year end	Average for year	Year end
EUR	1.371	1.465	1.256	1.317	1.245	1.186
CHF	0.834	0.881	0.798	0.819	0.804	0.762
JPY (100)	0.850	0.884	0.860	0.841	0.910	0.851

        This decline in the value of the US dollar in 2007 compared to 2006 has had a significant positive effect on the Group's financial condition and results of operation as reported in US dollars in 2007, as shown by the following table:

Currency impact on key figures—Continuing Operations

	Local Currencies Change in % 2007	Local Currencies Change in % 2006	$ Change in % 2007	$ Change in % 2006
Net sales	6	16	11	17
Operating income	(14)	18	(11)	17
Net income	(7)	17	(4)	16

        For additional information on the effects of currency fluctuations see "Item 11. Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our principal accounting policies are set out in "Item 18. Financial Statements—note 1" and are prepared in accordance with IFRS as issued by the IASB. As a result of uncertainties inherent in our business activities, we need to make certain estimates and assumptions that require we make difficult, subjective and complex judgments. Because of uncertainties inherent in such judgments, actual outcomes and results may differ from our assumptions and estimates. Application of the following accounting policies requires certain assumptions and estimates that have the potential for the most significant impact on our consolidated financial statements.

Revenue

        We recognize product sales when there is persuasive evidence that a sales arrangement exists, title and risk and rewards for the products are transferred to the customer, the price is fixed and determinable, and collectability is reasonably assured. At the time of the sale, we also record estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns. Sales deductions are reported as a reduction of revenue.

Deductions from Revenues

        As is typical in the pharmaceutical industry, our gross sales are subject to various deductions, primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from Gross Sales to arrive at Net Sales.

        The following summarizes the nature of some of these deductions and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions. Specific reference is therefore made to the US market and where applicable to the Pharmaceuticals Division's primary US operating unit, Novartis Pharmaceuticals Corporation (NPC). However, in a number of countries outside the US, including major European countries, we provide rebates to government entities. These rebates are often legislatively mandated.

  •
  The US Medicaid program is a State government-administered program that uses State and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce State and federal expenditures for prescription drugs. Under the rebate program, Novartis subsidiaries have signed agreements to provide a rebate on drugs paid for by a State. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product price increases, the mix of contracts and specific terms in the individual State agreements. These provisions are adjusted based upon established processes and experiences from re-filing data with individual States. For Medicaid, calculating rebates involves interpretating relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities.

  •
  On January 1, 2006, an additional prescription drug benefit was added to the US Medicare program, which funds healthcare benefits to individuals over the age of 65. Individuals that previously had dual Medicaid/Medicare drug benefit eligibility had their Medicaid prescription drug coverage replaced on January 1, 2006, by the new Medicare Part D coverage, provided through private prescription drug plans. This change led to a significant shift of plan participants between programs in which the US subsidiaries participate. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product, price increases and the mix of contracts.

  •
  Since Medicaid and Medicare rebate claims are typically submitted to Novartis up to six months after the products are dispensed to patients, any rebate adjustments may involve revisions of provisions for several periods.

  •
  Our subsidiaries in the US participate in industry and government sponsored programs designed to offer savings on prescription drugs to eligible patients. These savings vary based on a patient's current drug coverage and personal income level. Provisions for the subsidiaries' obligations under these programs are based on historical experience, trend analysis and current program terms. The introduction of Medicare Part D has reduced the materiality of these programs.

  •
  Wholesaler chargebacks occur where our subsidiaries have arrangements with indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract discount price. We account for vendor chargebacks by reducing accounts receivable by an amount equal to our estimate of chargebacks attributable to a sale. Provisions for estimated chargebacks are calculated using a combination of factors such as historical experience, product growth rates, payments, level of inventory in the distribution channel, the terms of individual agreements and our estimate of claims processing time lag. Wholesaler chargebacks are generally settled within one to three months of incurring the liability by reducing trade receivables.

  •
  We offer customer rebates to key managed healthcare plans, group purchasing organizations and other direct and indirect customers to sustain and increase the market share of our products. These rebate programs provide customers a rebate after they attain certain performance parameters relating to product purchases, formulary status or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the terms of individual agreements, historical experience, expected mix of reimbursement programs and projected product growth rates. We adjust provisions related to customer rebates periodically to reflect actual experience.

  •
  To evaluate the adequacy of provision balances, we use internal and external estimates of the level of inventory in the distribution channel, actual claims data received and the lag time for processing rebate claims. Management estimates the level of inventory of the relevant product held by retailers and in transit. External data sources include reports of wholesalers and third party market data purchased by Novartis.

  •
  When we sell a product that the customer has a right to return, we record a provision for estimated sales returns, based on the historical rate of returns. Other factors are also considered, such as product recalls, expected changes in the marketplace and, in the US, introductions of generic products. In 2007, sales returns amounted to approximately 1% of gross product sales. Especially in the Vaccines and Diagnostics Division, when there is no historical rate of return experience, sales are only recorded based on evidence of consumption of the product.

  •
  We adjust the shipping patterns of our pharmaceutical products to maintain customer inventories that are consistent with underlying patient demand. In the US we monitor inventory levels at wholesalers based on gross sales volume and prescription volumes obtained from third party data and information received from key wholesalers. Based on this information, we estimate that inventories of our pharmaceutical products on hand at wholesalers and other distribution channels in the US were approximately one month at December 31, 2007.

  •
  NPC has entered into fee-for-service agreements with certain US pharmaceutical wholesalers. These agreements cover items such as product returns, timing of payment, processing of chargebacks, provision of inventory data and the quantity of inventory held by the wholesaler. These agreements provide a financial disincentive for wholesalers to purchase product quantities in excess of what is necessary to meet current demand.

  •
  We offer cash discounts to customers in the US and other countries to encourage prompt payment. Cash discounts, which are typically 2% of gross sales in the US, are accrued at the time of invoicing and deducted from revenue.

  •
  Following a decrease in the price of one of its products, we generally grant customers a "shelf-stock adjustment" relating to the customer's existing inventory of that product. Provisions for shelf-stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline, or at the point of sale if a price decline is reasonably estimable, based on estimated inventory levels of the relevant product.

  •
  Other sales discounts, such as consumer coupons and discount cards, are also offered. These discounts are recorded at the time of sale, or when the coupon is issued, and are estimated utilizing historical experience and the specific terms for each program.

  •
  Discounts, rebates or other deductions shown on invoices to customers are generally deducted directly from gross sales without recording them in the revenue deduction provision.

        The following tables show the worldwide extent of our revenue deductions, related payment experiences and provisions:

Provision for revenue deductions

					Income Statement charge
	Provisions offset against gross trade accounts receivable at January 1, 2007		Effect of currency translation and from discontinued operations				Provisions offset against gross trade accounts receivable at December 31, 2007
2007		Provisions at January 1, 2007		Payments/utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2007
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving card rebates		538		780	(91)	823		490
US managed healthcare rebates		235		(477)	(21)	460		197
Non-US healthcare plans & programs rebates		76	14	(133)	5	212		174
Chargebacks including hospital chargebacks	329		(16)	(2,319)	(5)	2,307	(296)
Direct customer discounts, cash discounts & other rebates	273	108	4	(1,243)	(23)	1,376	(336)	159
Sales returns & other deductions		471	(30)	(515)	(20)	586		492

Total	602	1,428	(28)	(5,467)	(155)	5,764	(632)	1,512

					Income Statement charge
	Provisions offset against gross trade accounts receivable at January 1, 2006		Effect of currency translation and from discontinued operations				Provisions offset against gross trade accounts receivable at December 31, 2006
2006		Provisions at January 1, 2006		Payments/utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2006
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving card rebates		497		(643)	(35)	719		538
US managed healthcare rebates		256		(457)	(5)	441		235
Non-US healthcare plans & programs rebates		35	6	(108)	2	141		76
Chargebacks including hospital chargebacks	379		7	(2,340)	(3)	2,286	(329)
Direct customer discounts, cash discounts & other rebates	256	66	89	(989)	(22)	981	(273)	108
Sales returns & other deductions		408	43	(579)	(13)	612		471

Total	635	1,262	145	(5,116)	(76)	5,180	(602)	1,428

Gross to Net sales reconciliation

	Income Statement charge
	Charged through revenue deduction provisions 2007	Charged directly without being recorded in revenue deduction provisions 2007	Total 2007	In % of 2007 gross sales
	($ millions)	($ millions)	($ millions)
Gross sales subject to deductions from continuing operations			46,426	100.0
Gross sales subject to deductions from discontinued operations			1,985

Group gross sales subject to deductions			48,411
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card	(731)	(57)	(788)	(1.7)
US managed healthcare rebates	(439)		(439)	(0.9)
Non-US healthcare plans and program rebates	(217)	(113)	(330)	(0.7)
Chargebacks (including hospitals)	(2,247)	(73)	(2,320)	(5.0)
Direct customer discounts, cash discounts and other rebates	(1,330)	(1,988)	(3,318)	(7.1)
Sales returns and other deductions	(561)	(598)	(1,159)	(2.5)

Total gross to net sales adjustments from continuing operations	(5,525)	(2,829)	(8,354)	(17.9)

Net sales from continuing operations			38,072	82.1

Total gross to net sales adjustments from discontinued operations	(84)	(173)	(257)

	(5,609)	(3,002)	(8,611)

Group net sales			39,800

Acquisition accounting

        Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. We account for the acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit, which is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This involves considerable management judgement.

        In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price of an acquisition. This amount needs to be recorded separately from goodwill, is allocated to cash-generating units and must be assessed for impairment on an annual basis.

        Acquired assets in development, such as those related to initial and milestone payments for licensed or acquired compounds are capitalized as IPR&D intangible assets, even if uncertainties continue to exist as to whether the R&D projects will ultimately be successful in producing a saleable product.

        The numerous judgments made in estimating the fair value to be assigned to each class of assets acquired and liabilities assumed can materially affect the Group's results of operations.

        The valuations are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

Impairment of long-lived assets

        We review long-lived assets, other than goodwill and IPR&D, for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is an impairment, we estimate the future cash flows expected to result from the asset and its eventual disposal.

        We consider goodwill to have an indefinite life and it is subject to impairment testing at least annually. Any goodwill impairment charge is recorded in the income statement under other income and expense. IPR&D must also be assessed for impairment on an annual basis and any impairment charge is recorded in research & development expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life under cost of goods sold, where any related impairment charge is also recorded.

        If the balance sheet carrying amount of the asset exceeds the higher of its value in use or our anticipated fair value less cost of sale, we will recognize an impairment loss for the difference. For intangible assets, including IPR&D or product and marketing rights, we typically use the discounted cash flow method. This method starts with a forecast of all expected future net cash flows. These cash flows, which reflect the risks and uncertainties associated with the assets, are discounted at an appropriate rate to net present value.

        The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group's activities with regard to:

  •
  The amount and timing of projected future cash flows;

  •
  The discount rate selected;

  •
  The outcome of R&D activities (compound efficacy, results of clinical trials, etc.);

  •
  The amount and timing of projected costs to develop the IPR&D into commercially viable products;

  •
  The probability of obtaining regulatory approval;

  •
  Long-term sales forecasts for periods of up to 20 years;

  •
  Sales erosion rates after the end of patent protection and timing of the entry of generic competition; and

  •
  The behavior of competitors (launch of competing products, marketing initiatives, etc.).

        Factors that could result in shortened useful lives or impairments include:

  •
  Lower than expected sales for acquired products or for sales associated with patents and trademarks;

  •
  Lower than anticipated future sales resulting from acquired R&D;

  •
  The closing of facilities; and

  •
  Changes in the planned use of property, plant or equipment.

        We have adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, we utilize cash flow projections for the next five years based on management's range of forecasts, with a terminal value based on sales projections that are usually in line or lower than inflation for later periods. Typically three probability-weighted scenarios are used.

        The discount rates used are based on our weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized.

        Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the higher of fair value less cost of sale or on the value-in-use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	(%)	(%)	(%)	(%)
Sales growth rate assumptions after forecast period	3.0	2.5	0.0 to 7.0	(2.0) to 3.0
Discount rate	7.5	7.5	7.0 to 13.0	7.0 to 9.0

        In 2007, we recorded impairment charges of $482 million principally relating to an impairment of $320 million for Famvir product rights due to an earlier than anticipated challenge to our patent and subsequent loss of sales in the Pharmaceuticals Division. Additionally, we recorded various impairment charges of $126 million mainly for upfront and milestone payments in the Pharmaceuticals Division and $36 million for currently marketed products and other intangible assets in the Sandoz and Consumer Health Divisions. In 2006, we recorded impairment charges of $126 million principally relating to capitalized milestone payments in the Pharmaceuticals Division as well as marketed products in our Sandoz Division. In 2005, we recorded impairment charges of $401 million principally relating to the impairment of NKS 104 marketing rights in our Pharmaceuticals Division of $332 million and $37 million of IPR&D in our Sandoz Division.

        The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily as a result of our recent acquisitions. Although we do not currently have an indication of any significant additional impairments, impairment testing could lead to material impairment charges in the future. For more information, see "Item 18. Financial Statements—note 9."

Investments in associated companies

        We use the equity method to account for investments in associated companies (defined as investments in companies that correspond to holdings of between 20% and 50% of a company's voting shares or over which we otherwise have significant influence). Because we make various estimates in applying the equity method, we may need to make subsequent adjustments to the amounts recorded in our consolidated financial statements after more financial and other information becomes publicly available, for example in respect to our investment in Roche Holding AG.

Retirement and other post-employment benefit plans

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our associates. We are required to make significant assumptions about future events in calculating the expense and liability related to these plans. These include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases. In addition, our actuarial consultants use statistical information such as withdrawal and mortality rates in connection with these estimates. Our assumptions and the assumptions used by our actuarial consultants may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. A decrease in the discount rate by 50 basis points would have increased the year-end defined benefit obligation by $1.1 billion. The pension expense would have been higher by $100 million if the prior year's discount rate and expected return on assets had each been 50 basis points lower than actually assumed. We record differences between assumed and actual income and expense as actuarial gains or losses in the Consolidated Statement of Recognized Income and Expense. These differences could have a material effect on our total equity. For more detail on our obligations under retirement and other post-employment benefit plans and the underlying actuarial assumptions, see "Item 18. Financial Statements—note 26."

Equity-based compensation

        The fair value of our shares, Novartis American Depositary Shares (ADSs) and related options granted to associates as compensation, is recognized as an expense over the related vesting or service period. The fair value of the options at the grant dates is calculated using the trinomial valuation method. Accurately measuring the value of our share options granted to associates is difficult and requires an estimate of factors that we input into the valuation model. The key factors involve an estimate of future uncertain events, the expected share price volatility and the expected dividend yield. Shares and ADSs are valued using the market value on the grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for equity-based compensation is included in the personnel expenses of the various subsidiaries where the associates are employed. For detailed information on Novartis' equity-based compensation plans and the assumptions underlying the valuation of share options granted to associates for 2007, see "Item 18. Financial Statements—note 27."

Contingencies and environmental liabilities

        A number of our entities are involved in various intellectual property, product liability, commercial, employment and wrongful discharge, environmental and tax litigations and claims, government investigations and other legal proceedings arising out of the normal conduct of their businesses, see "Item 18. Financial Statements—note 19."

        We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reasonably estimated. We adjust these accruals periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined and we consider such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. We provide for individually significant cases when probable and reasonably estimable. We accrue legal defense costs expected to be incurred in connection with a loss contingency when probable and reasonably estimable.

        We record provisions for environmental remediation costs when expenditure on remedial work is probable and the cost can be reliably estimated. Remediation costs are provided for under non-current liabilities and are estimated by calculating the present value of the costs expected to be incurred. Provisions relating to estimated future expenditure for contingencies and environmental liabilities do not reflect any insurance or other claims or recoveries, as we only recognize insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain.

New Accounting Pronouncements

        The following new or amended IFRS standards or interpretations could have a significant impact on the Group's future financial reporting. The Group has early adopted IFRS 7 "Financial Instruments: Disclosures" and corresponding amendments to other standards already in 2006, however, the Group has not early adopted the following amendments to standards or new standards which need adoption by January 1, 2009 at the latest: IAS 1 "Presentation of Financial Statement", IAS 23 "Borrowing Costs" and IFRS 8 "Operating Segments". The Group is currently evaluating the potential impact, if any, that the adoption of these new or amended standards will have on the Group's consolidated financial statements; however, we believe they will not have a material impact. See "Item 18. Financial Statements—note 1".

SEGMENT REPORTING

        We are divided on a worldwide basis into four operating divisions (Pharmaceuticals, Vaccines and Diagnostics, Sandoz, Consumer Health) and Corporate activities. Our four operating divisions reflect our internal management structure. They are managed separately because they each manufacture, distribute and sell distinct products that require differing marketing strategies.

        Our inter-divisional sales are made at amounts considered to approximate arm's-length transactions. The accounting policies of the Divisions are the same as those of the Group. We principally evaluate Divisional performance and allocates resources based on their operating income.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular & Metabolism; Oncology & Hematology; Neuroscience; Respiratory; Infectious diseases, Transplantation and Immunology; Ophthalmics, Dermatology, Gastrointestinal & Urinary; and Arthritis & Bone. Our Pharmaceuticals Division is organized into global business franchises responsible for the research, development and marketing of various products as well as a Business Unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the rest of the Pharmaceuticals Division. Our Pharmaceuticals Division is the most important of our Divisions, accounting in 2007 for $24.0 billion, or 63%, of our net sales from continuing operations and for $6.1 billion, or 76%, of our operating income from continuing operations excluding Corporate income and expense.

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division is a recently-created division focused on the development of preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer and the second-largest supplier of influenza vaccines in the US. Key products also include meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics business dedicated to preventing the spread of infectious diseases through novel blood-screening tools that protect the world's blood supply. In 2007, our Vaccines and Diagnostics Division accounted for $1.5 billion, or 4%, of our net sales from continuing operations and provided $72 million, or 1%, of our operating income from continuing operations excluding Corporate income and expense.

Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, produces and markets drugs as well as pharmaceutical and biotechnological active substances. Through Sandoz, we are the only major pharmaceutical company to have leadership positions in both patented medicines as well as generic pharmaceuticals. Our Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms of medicines no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops and manufactures protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and provides biotech manufacturing to other companies on a contract basis. Sandoz offers more than 950 compounds in over 5,000 dosage forms in more than 130 countries. Sandoz is our second-largest Division, both in terms of its contribution to our net sales and operating income from continuing operations. In 2007, Sandoz accounted for $7.2 billion, or 19% of our net sales from continuing operations and for $1.0 billion, or 13% of our operating income from continuing operations excluding Corporate income and expense.

Consumer Health Division

        Our Consumer Health Division consists of three Business Units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has its own manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers over-the-counter self medications, Animal Health provides veterinary products for farm and companion animals and the CIBA Vision Business Unit markets contact lenses, lens care products and ophthalmic products.

        Our Medical Nutrition and Gerber Business Units, which were previously included in the Consumer Health Division, were divested during 2007. The results of these Business Units have been reclassified and disclosed as discontinued operations in all periods in our consolidated financial statements included in this Financial Report. For more detail, see "—Factors Affecting Results of Operations—Acquisitions, Divestments and Other Significant Transactions" and "Item 18. Financial statements—note 2" and "—note 23.2" above.

        In 2007, our Consumer Health Division (excluding discontinued operations) accounted for $5.4 billion, or 14% of our net sales from continuing operations and for $0.8 billion, or 10% of our operating income from continuing operations excluding Corporate income and expense.

Corporate

        Income and expenses relating to Corporate include the costs of our headquarters and those of our corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense that are not attributable to specific divisions.

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

Recent Acquisitions and Divestments

        The comparability of the year-on-year results of our operations was significantly affected by a number of significant acquisitions during 2007, 2006 and 2005. For more detail on these acquisitions and divestments and how they have affected our results, see "—Factors Affecting Results of Operations—Acquisitions, Divestments and Other Significant Transactions" above.

Divestment of Medical Nutrition Business Unit and Gerber Business Unit

        The results of our Medical Nutrition Business Unit and of our Gerber Business Unit in our Consumer Health Division are reported as discontinued operations for 2007, 2006 and 2005 in our consolidated financial statements. As a result, the divestment of these Business Units does not affect the comparability of year-on-year results of operations on a continuing operations basis, either for the Group or for the Consumer Health Division.

Currency Fluctuations

        The continuing decline in the value of the US dollar, the reporting currency of Novartis, compared to major currencies has had a significant positive effect on our results of operations in 2007 and therefore the comparability of our results of operations for 2007, 2006 and 2005. For more information, see "—Effects of Currency Fluctuations" above.

RESULTS OF OPERATIONS

        The following table sets forth selected income statement data for each of the periods indicated.

	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Group net sales	39,800	37,020	32,212
Group operating income and divestment gains(1)	12,933	8,174	6,905
Net sales from continuing operations
Pharmaceuticals	24,025	22,576	20,262
Vaccines and Diagnostics	1,452	956
Sandoz	7,169	5,959	4,694
Consumer Health	5,426	4,902	4,490

Net sales from continuing operations	38,072	34,393	29,446
Other revenues	875	712	307
Cost of goods sold	(11,032)	(9,411)	(7,439)
Marketing & sales	(11,126)	(10,092)	(9,019)
Research & development	(6,430)	(5,321)	(4,797)
General & administration	(2,133)	(1,882)	(1,614)
Other income & expense	(1,445)	(757)	(377)

Operating income from continuing operations(2)	6,781	7,642	6,507

Operating income from continuing operations by Division
Pharmaceuticals	6,393	6,703	6,014
Vaccines and Diagnostics	72	(26)
Sandoz	1,039	736	342
Consumer Health	909	761	657
Corporate income and expense, net	(1,632)	(532)	(506)

Operating income from continuing operations(2)	6,781	7,642	6,507
Income from associated companies	412	264	193
Financial income	531	354	461
Interest expense	(237)	(266)	(294)
Taxes	(947)	(1,169)	(986)

Net income from continuing operations	6,540	6,825	5,881
Net income from discontinued operations	5,428	377	260

Group net income	11,968	7,202	6,141

Attributable to:
Shareholders of Novartis AG	11,946	7,175	6,130
Minority interests	22	27	11

(1)
Group operating income and divestment gains includes charges for $590 million Corporate environmental provision increase in 2007 and a $444 million restructuring charge in 2007 for the "Forward" initiatives as well as pre-tax divestment gains of $5.8 billion from Medical Nutrition and Gerber.

(2)
Operating income includes charges for $590 million Corporate environmental provision increase in 2007 and a $444 million restructuring charge in 2007 for the "Forward" initiative.

Overview of Total Group

        We achieved record results for the total Group in 2007, with net sales rising 8% (+3% in local currencies) and net income advancing 66% to $12.0 billion. Sandoz and Vaccines and Diagnostics led the expansion with double-digit net sales growth and strong contributions to operating income, while Consumer Health provided additional support with a solid performance. The sales slowdown in

Pharmaceuticals in 2007 reflected the negative impact of generic competition in the US for some products and the loss of Zelnorm.

        Included in total Group results for 2007 were contributions from Medical Nutrition (until June 30) and Gerber (until August 31) before divestment in separate transactions. These were the final divestments as part of the Group's strategy to focus solely on growth areas of healthcare with innovative medicines as well as generic pharmaceuticals, vaccines and diagnostics, and targeted consumer health products.

        The 2007 results further include significant charges of more than $1 billion for a Corporate environmental provision increase of $590 million, which includes the related share of any potential remediation costs which includes the historical landfills in the Basel region as well as restructuring charges for "Forward" of $444 million. This strategic initiative was launched in December 2007 to improve competitiveness and help us more rapidly meet the needs of patients and customers. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way we operate and provide productivity gains. Pre-tax annual cost savings of approximately $1.6 billion are targeted in 2010.

        Our Group net sales increased 15% in 2006 to $37.0 billion compared to 2005. All divisions delivered strong performances due to a mixture of organic growth and contributions from acquisitions. Higher sales volumes added six percentage points to our Group net sales growth and acquisitions seven percentage points. Net price changes and currency translation had a positive impact of one percentage point each. In 2006 our Group net income rose 17% to $7.2 billion. Excluding the impact of Chiron acquisition-related costs of $451 million, Group net income would have increased 25%.

2007 Compared to 2006

        The following compares our results for the year ended December 31, 2007 to those for the year ended December 31, 2006. Our analysis is divided as follows:

  1.
  Overview of Continuing Operations

  2.
  Net Sales by Division

  3.
  Operating Income by Function

  4.
  Operating Income by Division

  5.
  Net Income

1. Overview of Continuing Operations

        The strong contributions from Sandoz and Vaccines and Diagnostics led the overall expansion in net sales from continuing operations, which rose 11% (+6% in local currencies, or lc) to $38.1 billion from $34.4 billion in 2006. Higher sales volumes accounted for five percentage points of the increase in net sales, while acquisitions contributed two percentage points and currencies provided five percentage points. However, net price decreases reduced net sales one percentage point.

        Sandoz led the Group with a dynamic performance as net sales advanced 20% (+13% lc) to $7.2 billion, providing an incremental contribution of more than $1 billion to annual net sales in 2007. The Vaccines and Diagnostics and Consumer Health Divisions also generated double-digit expansion in net sales. However, the Pharmaceuticals Division experienced a slowdown as net sales rose 6% (+2% lc) to $24.0 billion from $22.6 billion in 2006. Strong sales performances outside the United States and leading positions for many top ten products were impacted by the entry of generics in the US for four products—Lotrel, Lamisil, Trileptal and Famvir—and the suspension of Zelnorm.

        The US remained the single largest market for Novartis, representing 34% of net sales from continuing operations (39% in 2006) despite a Group-wide decline of 1.3% in US net sales to

$13.1 billion. Europe increased its contribution to 42% of Group net sales from continuing operations (38% in 2006) and the rest of the world rose to 24% (23% in 2006).

        Operating income from continuing operations fell 11% to $6.8 billion, reflecting the lost contributions from the US pharmaceuticals business as well as significant charges in 2007, primarily the Corporate environmental provision increase of $590 million and the restructuring charge of $444 million for the "Forward" initiative to improve the Group's competitiveness. Excluding these two charges, which totaled approximately $1.0 billion, operating income rose 2%.

        Net income from continuing operations declined 4% to $6.5 billion. However, this was partially offset by higher contributions from associated companies and a decline in the tax rate to 13% compared to 15% in 2006, which was due to factors that included reduced profits in the US. Earnings per share from continuing operations were $2.81 in 2007, a decline of 3% from $2.90 in 2006.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
				Change in local currencies
	2007	2006	Change in $
	($ millions)	($ millions)	(%)	(%)
Net sales:
Pharmaceuticals	24,025	22,576	6	2
Vaccines and Diagnostics	1,452	956	52	47
Sandoz Division	7,169	5,959	20	13
Consumer Health	5,426	4,902	11	6

Net sales from continuing operations	38,072	34,393	11	6
Net sales from discontinued operations	1,728	2,627

Group net sales	39,800	37,020	8	3

        The following table sets forth the gross to net sales reconciliation for each of the periods indicated.

Gross to net sales reconciliation

	Total 2007	In % of 2007 gross sales	Total 2006	In % of 2006 gross sales
	($ millions)		($ millions)
Gross sales subject to deductions from continuing operations	46,426	100.0	41,751	100.0
Gross sales subject to deductions from discontinued operations	1,985		3,094

Group gross sales subject to deductions	48,411		44,845
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card	(788)	(1.7)	(711)	(1.7)
US managed healthcare rebates	(439)	(0.9)	(436)	(1.0)
Non-US healthcare plans and program rebates	(330)	(0.7)	(226)	(0.5)
Chargebacks (including hospitals)	(2,320)	(5.0)	(2,329)	(5.6)
Direct customer discounts, cash discounts and other rebates	(3,318)	(7.1)	(2,759)	(6.6)
Sales returns and other deductions	(1,159)	(2.5)	(897)	(2.1)

Total gross to net sales adjustments from continuing operations	(8,354)	(17.9)	(7,358)	(17.5)

Net sales from continuing operations	38,072	82.1	34,393	82.5

Total gross to net sales adjustments from discontinued operations	(257)		(467)

	(8,611)		(7,825)

Group net sales	39,800		37,020

Pharmaceuticals Division

        Net sales rose 6% (+2% lc) to $24 billion in 2007 as many geographic regions—particularly Europe, Latin America and key emerging markets—expanded at double-digit rates. This more than offset a decline in the US, where net sales fell 8% to $8.7 billion following the suspension of Zelnorm as well as the entry of generic competition during the year for four products—Lotrel, Lamisil, Famvir and Trileptal. Price increase represented two percentage points of the Division's net sales growth, while currencies added four percentage points and acquisitions contributed one percentage point. Volume changes had a negative impact of one percentage point.

        The Oncology franchise expanded at a strong double-digit rate, while the Cardiovascular franchise performed well and advanced 19% lc when excluding Lotrel. Many top ten products maintained their leading positions as Diovan reached annual net sales of $5.0 billion (+16% lc) for the first time, underpinning its status as the world's No. 1 branded high blood pressure medicine. The top-selling oncology medicine Gleevec/Glivec reinforced its leading position in helping patients with various often-fatal forms of cancer, with net sales of $3.1 billion (+14% lc), while the breast cancer medicine Femara was another key contributor with above-market growth and net sales of $937 million (+25% lc).

        Several new medicines provided important contributions following recent regulatory approvals, including Exforge and Tekturna/Rasilez (high blood pressure), Lucentis (age-related blindness), Exjade (iron overload), Aclasta/Reclast (osteoporosis), Exelon Patch (Alzheimer's disease) and Xolair (asthma), expanded quickly and were rolled out into new markets. These new products provided combined annual net sales of $1.1 billion in 2007, including a significant contribution from Lucentis following its first European launch in January 2007.

        European net sales rose 19% (+9% lc) to $8.7 billion as we gained market share on strong performances in many markets, particularly France and Germany. Contributions from leading products such as Diovan, Gleevec/Glivec, Femara, Exjade, Xolair and Lucentis more than offset cost-containment measures and generic competition for some products. Latin America net sales expanded 23% (+17% lc) to $1.5 billion thanks mainly to Brazil, Mexico and Venezuela. In Japan, a continuing expansion of the country's hypertension market supported the 6% (+7% lc) increase in net sales to $2.2 billion, while key emerging markets generated net sales of $2.2 billion, an increase of 17% (+12% lc) from 2006.

Pharmaceuticals Division key product highlights

        Note: All growth figures refer to 2007 worldwide sales growth in local currencies.

Top 20 Pharmaceutical Division Product Net Sales—2007

Brands	Therapeutic Area	United States	change in local currencies	Rest of the World	change in local currencies	Total	change in $	change in local currencies
		($ millions)	(%)	($ millions)	(%)	($ millions)	(%)	(%)
Diovan/Co-Diovan	Hypertension	2,194	18	2,818	14	5,012	19	16
Gleevec/Glivec	Chronic myeloid leukemia	714	13	2,336	14	3,050	19	14
Zometa	Cancer complications	649	(7)	648	3	1,297	1	(2)
Sandostatin (incl. LAR)	Acromegaly	409	11	618	5	1,027	12	7
Neoral/Sandimmun	Transplantation	108	(14)	836		944	3	(2)
Femara	Breast cancer	411	22	526	28	937	30	25
Lotrel	Hypertension	748	(45)			748	(45)	(45)
Voltaren (group)	Inflammation/pain	9	13	738	3	747	8	3
Trileptal	Epilepsy	500	(9)	192	4	692	(4)	(6)
Lescol	Cholesterol reduction	207	(19)	458	(8)	665	(8)	(12)

Top ten products		5,949	(4)	9,170	9	15,119	7	3
Exelon	Alzheimer's disease	212	13	420	14	632	20	14
Lamisil (group)	Fungal infections	266	(54)	329	(21)	595	(39)	(40)
Comtan/Stalevo Group	Parkinson's disease	178	13	242	23	420	24	18
Tegretol (incl. CR/XR)	Epilepsy	123	2	290	1	413	6	1
Lucentis	Age-related macular degeneration			393	NM	393	NM	NM
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	299	13	76	9	375	14	12
Foradil	Asthma	21	50	341	(1)	362	9	1
Exjade (group)	Iron chelator	175	43	182	721	357	150	141
Miacalcic	Osteoporosis	147	(26)	134	(11)	281	(17)	(20)
Tobramycin	Cystic fibrosis	174	47	99	60	273	54	51

Top twenty products		7,544	(5)	11,676	13	19,220	9	5
Rest of portfolio		1,204	(22)	3,601	1	4,805	(2)	(6)

Total		8,748	(8)	15,277	10	24,025	6	2

NM - Not meaningful

        Diovan ($5.0 billion, +16% lc) reached another important milestone in 2007 as net sales reached $5 billion for the first time. Diovan has consistently grown thanks to new indications and clinical data underpinning its status as the world's No. 1 branded high blood pressure medicine. Many key countries, particularly the US, Japan and Germany, delivered double-digit growth. Diovan held a 40% share among angiotensin receptor blockers (ARBs), the fastest-growing segment of the US antihypertensive market. Co-Diovan/Diovan HCT, a single-tablet combination with a diuretic, was driven by growing use of multiple therapies.

        Gleevec/Glivec ($3.1 billion, +14% lc), a therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), reinforced its leadership in helping patients with these and other often-fatal forms of cancer. New data from the landmark IRIS study in patients with newly diagnosed Philadelphia chromosome-positive CML (Ph+ CML) showed Gleevec/Glivec halted disease progression to more advanced stages completely in the sixth year of treatment and that 88% of Gleevec/Glivec patients in the trial were still alive. Gleevec/Glivec has also benefited from wider use in patients with GIST as well as in various rare diseases. Competition in the CML market in 2007 had little impact on underlying demand.

        Zometa ($1.3 billion, -2% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, delivered a steady performance amid signs that demand stabilized during 2007 in the US and Europe. Overall growth for this class of medicines has slowed with many patients receiving treatment less frequently and for a shorter course of therapy. However, this trend was balanced by increasing use in patients with lung cancer as well as rapid growth in Japan and markets outside the US and Europe. In December, the US Food and Drug Administration granted Zometa an additional six months of marketing exclusivity until 2013 following the completion of pediatric studies.

        Sandostatin ($1.0 billion, +7% lc), for acromegaly and various neuroendocrine and carcinoid tumors, reached annual net sales of $1 billion for the first time thanks to increasing use of the long-acting-release Sandostatin LAR version administered once a month that accounts for 85% of total net sales. The once-daily Sandostatin version faces generic competition.

        Neoral/Sandimmun ($944 million, -2% lc), for organ transplantation, has maintained generally stable worldwide net sales despite ongoing generic competition thanks to its pharmacokinetic profiles and reliability.

        Femara ($937 million, +25% lc), an oral treatment for women with hormone-sensitive breast cancer, delivered ongoing dynamic growth primarily from expanded use in patients immediately after surgery (early adjuvant) in the US and Europe as well as from the 2006 launch in Japan. Femara has outpaced competitors and gained market share in the aromatase inhibitor segment due to its unique benefits.

        Lotrel ($748 million, -45% lc, only in US) has been negatively affected since May 2007 following the "at risk" launch of a generic copy by Teva Pharmaceuticals despite a valid US patent until 2017. Sandoz also launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if we prevail.

        Voltaren ($747 million, +3% lc), a therapy for inflammation and pain, showed steady growth, primarily in Latin America and Asia, based on long-term trust in the brand. Patent protection for Voltaren in many key markets around the world has expired.

        Trileptal ($692 million, -6% lc), a treatment for epilepsy seizures, generated growth until the expected entry of US generic competition in October 2007, which led to a sharp decline in US net sales in the fourth quarter of 2007.

        Lescol ($665 million, -12% lc), a statin drug used to reduce cholesterol, was primarily impacted by decisions to reduce reference prices in Europe, while the introduction of generic simvastatin and a highly competitive market for this class weighed on US net sales.

        Exelon ($632 million, +14% lc), for mild to moderate forms of Alzheimer's disease and dementia associated with Parkinson's disease, delivered solid growth. Several launches are underway for Exelon Patch in the US and Europe following regulatory approvals in 2007. This once-daily skin patch provides a novel treatment approach with a smooth and continuous delivery of Exelon to patients. Exelon Patch provides equivalent efficacy to the highest doses of capsules, but with three times fewer reports of nausea or vomiting.

        Lamisil ($595 million, -40% lc), a therapy for fungal nail infections, fell sharply after the entry of US generic competition in July 2007. Basic patent protection for Lamisil's active ingredient has now expired worldwide, with generics already available in Europe and Japan.

        Lucentis ($393 million), for treatment of the eye disease "wet" age-related macular degeneration (AMD), experienced dynamic growth in Europe and other markets in its first year after EU approval in January 2007. Lucentis is the only treatment proven in clinical trials to maintain and improve vision in these patients with this form of AMD, which is the leading cause of blindness in people over age 50. Genentech holds the US rights.

        Exjade ($357 million, +141% lc) delivered strong growth based on its unique status as the first once-daily oral therapy for treating patients with iron overload associated with various blood disorders. Iron overload is a potentially fatal condition, and the previous standard of care was a cumbersome infusion via a pump for up to 12 hours per day. First launched in the US in November 2005 and in Europe starting in August 2006, Exjade is now approved in more than 85 countries. In 2007 Exjade was submitted in Japan, a year ahead of schedule. About half of patients being given Exjade are new to iron chelation.

        Xolair ($140 million, +30% lc), a biotechnology drug that offers a new approach for the treatment of moderate to severe allergic asthma, has benefited from rapid acceptance and is now available in 54 countries after EU approval in October 2005. Xolair is administered as an injection every two to four weeks and is proven to target a root cause of allergic asthma. We co-promote Xolair with Genentech in the US and share a portion of operating income. Genentech reported US net sales from Xolair of $472 million in 2007.

        Zelnorm/Zelmac ($88 million, -84% lc), for irritable bowel syndrome and chronic constipation, was suspended in the US in March 2007, and subsequently in several other countries, to comply with a request from the FDA to review cardiovascular safety data. A treatment access program was started in the US to provide Zelnorm to appropriate patients. We are continuing discussions with various health authorities.

        Prexige ($91 million), an oral COX-2 inhibitor for osteoarthritic pain, was withdrawn in the European Union and other countries in 2007. These actions were taken after the first withdrawal in August in Australia based on post-marketing reports of serious liver side-effects allegedly associated with long-term use of higher doses, including the deaths of two patients. In September, the FDA issued a "not approvable" letter for the 100 mg once-daily dose, which is the lowest available formulation. We believe Prexige, which is available in some countries, is a valuable therapy option for appropriate patients, particularly those at risk of serious gastrointestinal complications, and will continue discussions with health authorities.

        Exforge ($103 million), a single-tablet combination of two very successful high blood pressure medicines—the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine—delivered the strongest launch performance among any of our anti-hypertensive medicine thanks to rapid growth in the US and Europe following initial launches in 2007. Clinical data have shown nine of ten patients treated with Exforge reached treatment goals, confirming strong efficacy coupled with improved convenience.

        Aclasta/Reclast ($41 million) was launched in September 2007 in the US as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis, while initial launches were started in Europe in Germany and the UK after European Union approval in October 2007. The New England Journal of Medicine published in September the results of the first-ever clinical study involving more than 2,100 men and women with osteoporosis who had suffered a hip fracture, showing that Aclasta/Reclast reduces the risk of further fractures.

        Tekturna/Rasilez ($40 million), the first new type of high blood pressure medicine in more than a decade, has performed well in a highly competitive US marketplace following its approval and launch in March 2007. Launches are also underway after European approval in August 2007. Known as Tekturna in the US and as Rasilez in other markets, key drivers have been broad clinical data demonstrating efficacy in lowering blood pressure, its safety profile and rising reimbursement rates in US formulary plans. Initial results of trials related to the ASPIRE HIGHER program showed potential benefits of Tekturna/Rasilez in reducing a key biomarker of kidney disease (AVOID) and in reducing the severity of heart failure (ALOFT). Rasilez HCT, a single-tablet combination with a diuretic, was submitted for EU approval in late 2007, while US approval as Tekturna HCT is expected in early 2008. This medicine was discovered by Novartis and developed in collaboration with Speedel.

        Tasigna was launched during the fourth quarter of 2007 in the US and Europe following regulatory approvals as a new therapy for patients with a certain form of chronic myeloid leukemia (CML) who are resistant or intolerant to treatment with Gleevec/Glivec (imatinib). Tasigna is now approved in about 40 countries, and was also submitted for approval in Japan in June. Tasigna and Gleevec/Glivec both inhibit Bcr-Abl, the cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more potent and selective inhibitor of Bcr-Abl and its mutations. Separate Phase III studies are underway comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients as well as those with sub-optimal responses to previous therapy. A registration study is also underway in patients with gastrointestinal stromal tumors (GIST) who are resistant or intolerant to prior treatment.

Pharmaceutical product developments

        We are recognized as having one of the most respected and promising R&D pipelines, which was reflected in 15 major regulatory approvals during 2007 in the US and European Union. We have 140 projects in clinical development, with several compounds having the potential to advance standards of care in a range of diseases with inadequate treatments.

2007 major US and European regulatory approvals

Product	Active ingredient	Indication	Date approved

Aclasta/Reclast	zoledronic acid	Post-menopausal osteoporosis	US—Q3 2007 EU—Q4 2007

		Paget's disease of the bone	US—Q2 2007

Exforge	valsartan and amlodipine	High blood pressure	US—Q2 2007 EU—Q1 2007

Galvus	vildagliptin	Type 2 diabetes	EU—Q4 2007

Eucreas	vildagliptin and metformin	Type 2 diabetes single-tablet combination therapy	EU—Q4 2007

Exelon Patch	rivastigmine transdermal patch	Alzheimer's disease	US—Q3 2007 EU—Q3 2007

Lucentis	ranibizumab	Age-related macular degeneration (blindness)	EU—Q1 2007

Sebivo/Tyzeka	telbivudine	Hepatitis B	EU—Q2 2007

Tasigna	nilotinib	Chronic myeloid leukemia	US—Q4 2007 EU—Q4 2007

Tekturna/Rasilez	aliskiren	High blood pressure	US—Q1 2007 EU—Q3 2007

        Galvus (vildagliptin), a new oral treatment for type 2 diabetes, is expected to be made available in Europe starting in the first half of 2008. European health authorities announced in November 2007 their support for changes proposed by Novartis to prescribing information that would reduce the recommended daily doses to 50 mg once-daily or 50 mg twice-daily in combination with various other oral anti-diabetes medicines. EU approval has also been received for Eucreas, a single-tablet combination of Galvus with the oral anti-diabetes medicine metformin, which will also have amendments to its labeling before launch. In the US, we are continuing discussions with the FDA on steps needed for approval after having received an "approvable letter" in February 2007 that included a request for additional clinical trial data.

Vaccines and Diagnostics Division

        Net sales rose 52% (+47% lc) thanks to an excellent performance driven by a rise in sales of TBE (tick-borne encephalitis), pediatric and seasonal influenza vaccines as well as NAT (nucleic acid test) blood testing products. On a comparable 2006 full-year basis, net sales were up 25% (including unaudited net sales from Chiron for four months in the year-ago period before the April 2006 acquisition).

Sandoz Division

        Net sales advanced 20% (+13% lc) thanks to dynamic growth in the US and strengthened positions in fast-growing markets, particularly in Eastern Europe. Sandoz provided an incremental contribution of more than $1 billion to annual net sales. Contributions from recently launched products, including "difficult-to-make" generics such as metoprolol succinate ER (Toprol-XL®) and cefdinir (Omnicef®), supported the 27% increase in US net sales, which also benefited from the launch of an authorized generic version of amlodipine/benazepril (Lotrel). Several other countries contributed to growth, led by Russia, France, Canada, Poland, Turkey, China and Brazil.

Consumer Health Division

        Strong performances from OTC and Animal Health Business Units underpinned the 11% (+6% lc) increase in net sales, driven by the increased focus on strategic brands, new product launches and expansion in emerging markets and Japan. CIBA Vision net sales were higher, supported by a resumption of contact lens and lens-care product deliveries in 2007 following shortages in 2006.

Discontinued Consumer Health Division operations

        Following recent divestments, the financial results of the Medical Nutrition (including Nutrition & Santé) and Gerber Business Units are reported as "Discontinued operations" in both 2007 and 2006. A combined total of $1.7 billion in net sales was recorded in 2007 prior to the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007).

3. Operating Income by Function

	Year ended December 31,
			Change in $
	2007	2006
	($ millions)	($ millions)	(%)
Net sales from continuing operations	38,072	34,393	11
Other revenues	875	712	23
Cost of goods sold	(11,032)	(9,411)	17
Marketing & sales	(11,126)	(10,092)	10
Research & development	(6,430)	(5,321)	21
General & administration	(2,133)	(1,882)	13
Other income & expense(1)	(411)	(757)	(45)

Operating income from continuing operations excluding Corporate environmental charge and "Forward" restructuring charge	7,815	7,642	2
Corporate environmental provision increase	(590)
"Forward" restructuring charge	(444)

Operating income from continuing operations	6,781	7,642	(11)
Operating income from discontinued operations	6,152	532

Group operating income	12,933	8,174	58

(1)
Excludes respective component of the "Forward" restructuring charge in 2007 of $444 million (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate $40 million) and Corporate environmental provision increase of $590 million

        We have presented Operating income from continuing operations excluding Corporate environmental charge and "Forward" restructuring charge as an additional disclosure because these items were material charges in the year that were of a significant and unusual nature, and the amounts are important to quantify for future comparison purposes. Consequently, management believes that it is important to users of our financial statements to highlight these adjustments.

Other revenues

        Other revenues rose 23% to $875 million mainly due to increased contributions of royalty income from the diagnostics business of the Vaccines and Diagnostics Division. Other revenues also include profit contributions relating to sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in collaboration with Genentech.

Cost of goods sold

        Cost of goods sold rose 17% to $11.0 billion in 2007, rising to 29.0% as a percentage of net sales from continuing operations from 27.4% in 2006. Excluding an intangible asset impairment charge of $320 million in the Pharmaceuticals Division related to the start of US generic competition for Famvir, cost of goods sold rose 14%, which was slightly higher than the 11% increase in net sales from continuing operations.

Marketing & sales

        Marketing & sales expenses rose 10% to $11.1 billion, but remained essentially unchanged at 29.2% as a percentage of net sales from continuing operations.

Research & development

        Research & development expenses rose 21% to $6.4 billion, supporting significant investments in new product innovation throughout the Group. The Pharmaceuticals Division accounted for nearly 80% of the Group's investments in R&D activities. As a percentage of net sales from continuing operations, R&D investments rose to 16.9% from 15.5% in 2006.

General & administration

        General & administration expenses climbed 13% to $2.1 billion in 2007, largely in line with the advance in net sales from continuing operations.

Other income & expense

        Excluding the Corporate environmental provision increase of $590 million and the "Forward" restructuring charge of $444 million (explained below), Other income & expense fell to a net expense of $411 million in 2007 from a net expense of $757 million in 2006. The reduced expenses include one-time gains of $278 million in the Pharmaceuticals Division from the sale of brands and equity investments and a launch provision reversal following the US and European regulatory approvals of Tekturna/Rasilez. Total other income and expense including the Corporate environmental provision increase and "Forward" restructuring charges increases to $1,445 million from $757 million.

Environmental Charge

        We increased our provisions for worldwide environmental liabilities by $614 million following internal and external reviews completed in 2007, of which $590 million was recorded as a Corporate charge. This provision includes the related share of any potential remediation costs for historical landfills in the Basel region (including Switzerland, France and Germany). Assessments for these landfills are being completed in coordination with various governments, which are responsible for the supervision and decision-making process for any remediation actions. A new Swiss foundation is being created to finance the Novartis-related share of the potential regional landfill remediation costs.

"Forward" Initiative Restructuring Charge

        To help us more rapidly meet the needs of patients and customers, the "Forward" initiative was launched in December 2007 to improve the Group's competitiveness. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way we operate and provide productivity gains. Pre-tax annual cost savings of $1.6 billion are expected in 2010 enabling us to maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of $444 million was taken in the 2007 fourth quarter (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate: $40 million). Approximately 2,500 full-time positions are expected to be reduced from among nearly 100,000 full-time positions currently within the Group. Many reductions will be handled through normal fluctuation in staffing levels as well as vacancy management and social programs. All reductions will be handled in a socially responsible manner with fair and respectful treatment of associates. We will consult with works councils and comply with local labor laws.

Discontinued Consumer Health Division operations

        We recorded a gain of $5.8 billion from the divestments of Medical Nutrition (July 2007) and Gerber (September 2007) in operating income from discontinued operations ($129 million divestment gain for Nutrition & Santé in 2006). The remainder of operating income from discontinued operations reflects contributions from these Business Units before their divestment.

4. Operating Income by Division

        Operating income from continuing operations fell 11% to $6.8 billion, reflecting the negative impact of significant charges in 2007 that included a $590 million Corporate expense to increase environmental provisions and a restructuring charge of $444 million for the "Forward" initiative to improve our competitiveness. Excluding these charges, which totaled approximately $1 billion, operating income from continuing operations rose 2% as contributions from the Sandoz, Vaccines and Diagnostics, and

Consumer Health Divisions were partially offset by lower contributions from the US pharmaceuticals business.

	Year ended December 31,
Operating Income
	2007	2006	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,086	6,703	(9)
Vaccines and Diagnostics	72	(26)
Sandoz Division	1,039	736	41
Consumer Health	812	761	7
Corporate income and expense, net	(1,228)	(532)	131

Operating income from continuing operations	6,781	7,642	(11)
Operating income from discontinued operations	6,152	532

Group operating income	12,933	8,174	58

	Year ended December 31,
Operating Income excluding environmental provision and "Forward" charges
	2007	2006	Change in $
	($ millions)	($ millions)	(%)
Pharmaceuticals(1)	6,393	6,703	(5)
Vaccines and Diagnostics	72	(26)	377
Sandoz Division	1,039	736	41
Consumer Health(1)	909	761	19
Corporate income and expense, net(1),(2)	(598)	(532)	12

Operating income from continuing operations excluding Corporate environmental charge and "Forward" restructuring charge	7,815	7,642	2
Corporate environmental provision increase	(590)
"Forward" restructuring charge	(444)

Operating income from continuing operations	6,781	7,642	(11)
Operating income from discontinued operations	6,152	532

Group operating income	12,933	8,174	58

(1)
Excludes respective component of the "Forward" restructuring charge in 2007 of $444 million (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate $40 million)

(2)
Excludes Corporate environmental provision increase of $590 million

        We have presented Operating income from continuing operations excluding Corporate environmental charge and "Forward" restructuring charge as an additional disclosure because these items were material charges in the year that were of a significant and unusual nature, and the amounts are important to quantify for future comparison purposes. Consequently, management believes that it is important to users of our financial statements to highlight these adjustments.

Pharmaceuticals Division

        Pharmaceuticals operating income fell 9% to $6.1 billion due to a number of factors that included lost operating income in the US due to the entry of generic competition for four products and the suspension of Zelnorm, major investments in late-stage development compounds, new product launches and restructuring charges. The operating margin declined to 25.3% of net sales (or to 26.6% of net sales excluding total restructuring charges of $307 million for "Forward" from 29.7% in 2006). Research & development investments rose 19% to $5.1 billion and represented 21% of net sales, mainly to support the rich late-stage pipeline that includes the projects FTY720, QAB149, MFF258, ACZ885, ABF656, RAD001 and Exforge. Marketing & sales expenses were up 9% to support many new product launches and rollouts, which was partly offset by productivity initiatives. Cost of goods sold was higher due mainly to a $320 million intangible asset impairment charge for Famvir product rights.

Vaccines and Diagnostics Division

        Vaccines and Diagnostics reported operating income of $72 million in 2007 compared to an operating loss of $26 million in 2006, which was mainly impacted by acquisition-related charges following the April 2006 purchase of the remaining shares of Chiron. The strong business performance in 2007 supported significant investments in R&D, particularly for late-stage trials involving meningococcal meningitis vaccine candidates and a new strategic alliance with Intercell.

Sandoz Division

        Sandoz operating income advanced significantly faster than net sales growth, rising 41% to $1.0 billion due to strong increases in sales volumes thanks to new product launches as well as efficiency improvements throughout the division. As a result, the operating margin in 2007 rose to 14.5% of net sales from 12.4% in 2006.

Consumer Health Division

        Consumer Health operating income rose 7% to $812 million for continuing operations thanks to strong performances of strategic brands in OTC and Animal Health as well as the resumption of contact lens and lens care product deliveries in CIBA Vision. These factors more than offset significant investments throughout the division in R&D and marketing initiatives to support new product launches and geographic expansion. Excluding the restructuring charge in 2007 for "Forward," operating income was up 19% and operating margin was 16.8% of net sales.

Corporate Income & Expense, net

        Net corporate expense totaled $1.2 billion, an increase from $532 million in 2006, primarily reflecting the exceptional increase of $590 million in environmental provisions as well as restructuring costs of $40 million for the "Forward" initiative in 2007.

Environmental Charge

        We increased our provisions for worldwide environmental liabilities by $614 million following internal and external reviews completed in 2007, of which $590 million was recorded as a Corporate charge. This provision includes the related share of any potential remediation costs for historical landfills in the Basel region (including Switzerland, France and Germany). Assessments for these landfills are being completed in coordination with various governments, which are responsible for the supervision and decision-making process for any remediation actions. A new Swiss foundation is being created to finance the Novartis-related share of the potential regional landfill remediation costs.

"Forward" Initiative Restructuring Charge

        To help us more rapidly meet the needs of patients and customers, the "Forward" initiative was launched in December 2007 to improve the Group's competitiveness. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way we operate and provide productivity gains. Pre-tax annual cost savings of $1.6 billion are expected in 2010 enabling us to maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of $444 million was taken in the 2007 fourth quarter (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate: $40 million). Approximately 2,500 full-time positions are expected to be reduced from among nearly 100,000 full-time positions currently within the Group. Many reductions will be handled through normal fluctuation in staffing levels as well as vacancy management and social programs. All reductions will be handled in a socially responsible manner with fair and respectful treatment of associates. We will consult with works councils and comply with local labor laws.

Discontinued Consumer Health Division operations

        We recorded a gain of $5.8 billion from the divestments of Medical Nutrition (July 2007) and Gerber (September 2007) in operating income from discontinued operations ($129 million divestment gain for Nutrition & Santé in 2006). The remainder of operating income from discontinued operations reflects contributions from these Business Units before their divestment.

5. Net Income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
	2007	2006	Change in $
	($ millions)	($ millions)	(%)
Operating income from continuing operations	6,781	7,642	(11)
Income from associated companies	412	264	56
Financial income	531	354	50
Interest expense	(237)	(266)	(11)

Income before taxes from continuing operations	7,487	7,994	(6)
Taxes	(947)	(1,169)	(19)

Net income from continuing operations	6,540	6,825	(4)
Net income from discontinued operations	5,428	377

Group net income	11,968	7,202	66

Attributable to
Shareholders of Novartis AG	11,946	7,175	66
Minority interests	22	27	(19)

Income from associated companies

        Associated companies are accounted for using the equity method when we hold between 20% and 50% of the voting shares of these companies, or where we have otherwise significant influence over them. Income from associated companies is mainly derived from the Group's investment in Roche Holding AG

(Roche). Income from the investment in Chiron Corporation was accounted for using the equity method until the full acquisition of the remaining outstanding shares in April 2006.

        Income from associated companies rose to $412 million in 2007 compared to $264 million in 2006, with the sharp increase mainly reflecting a higher contribution from the Roche investment as well as the prior year negative impact of exceptional charges incurred by Chiron prior to its acquisition.

        The Group's 33.3% interest in Roche's voting shares, which represents a 6.3% interest in Roche's total equity, generated income of $391 million in 2007 compared to $290 million in 2006. The 2007 contribution reflects an estimate of the Group's share of full-year income from Roche, of $509 million, including a positive prior-year adjustment of $13 million. This contribution was reduced by a $118 million charge for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche's property, plant & equipment and intangible assets.

        A survey of analyst estimates is used to predict the Group's share of net income in Roche. Any differences between the 2007 estimates and actual results will be adjusted in the 2008 financial statements.

Financial income and interest expense

        Net financial income more than tripled to $294 million in 2007 from $88 million in 2006, reflecting increased liquidity from divestments and excellent currency management in very challenging conditions.

        The following table provides an analysis of our sources of financial income:

	Equity options	Forward exchange contracts	Foreign exchange options	Interest Rate Swaps/Cross Currency Swaps/ Forward Rate Agreements	Total
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
2007
Expenses on options and forward contracts	(3)	(287)	(2)		(292)
Options and forward contracts result, net	(3)	(287)	(2)		(292)

Interest income					423
Dividend income					10
Net capital gains					374
Impairment of marketable securities					(86)
Other financial result, net					(56)
Currency result, net					158

Total financial income					531

2006
Income on options and forward contracts	8	250	13	(223)	48
Expenses on options and forward contracts	(6)	(293)	(17)		(316)

Options and forward contracts result, net	2	(43)	(4)	(223)	(268)

Interest income					367
Dividend income					8
Net capital gains					282
Impairment of marketable securities					(25)
Other financial result, net					(48)
Currency result, net					38

Total financial income					354

Taxes

        Tax expenses from continuing operations fell 19% to $0.9 billion from $1.2 billion in 2006 as the effective tax rate for continuing operations (taxes as a percentage of pre-tax income) declined to 12.6% in 2007 compared to 14.6% in 2006 due to factors that included the impact of the restructuring and environmental liability charges, reduced profits in higher tax jurisdictions, a reduction of the German corporate tax rate to 28.5% from 37.5% and the deferred tax impact of legal restructurings for the Chiron acquisition.

        Our expected tax rate for continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 13.9% compared to 15.0% in 2006. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See "Item 18. Financial Statements—note 6" for details of the main elements contributing to the difference.

Net income from discontinued operations

        The pre-tax gain of $5.8 billion from the divestments of Medical Nutrition (July 2007) and Gerber (September 2007) resulted in an after-tax $5.2 billion net income from discontinued operations. The remainder of net income from discontinued operations reflects contributions from these Business Units operating income before their divestment. The effective tax rate for discontinued operations in 2007 was 11.8% (2006: 29.1%).

Group net income

        In 2007 we recognized a record total Group net income of $12.0 billion including the one-time gains from the divestment of the Medical Nutrition and Gerber Business Units.

        Net income from continuing operations decreased 4% to $6.5 billion due mainly to the impact of significant charges taken in 2007, which were partially offset by higher income contributions from associated companies and a reduction in the tax rate for 2007.

2006 Compared to 2005

        The following compares our results for the year ended December 31, 2006 to those for the year ended December 31, 2005. Our analysis is divided as follows:

  1.
  Overview of Continuing Operations

  2.
  Net Sales by Division

  3.
  Operating Income by Function

  4.
  Operating Income by Division

  5.
  Net Income

1. Overview of Continuing Operations

        Our net sales from continuing operations increased 17% in 2006 to $34.4 billion. All divisions delivered strong performances due to a mixture of organic growth and contributions from acquisitions. Higher sales volumes added seven percentage points to our Group net sales growth and acquisitions eight percentage points. Net price changes and currency translation had a positive impact of one percentage point each. Pharmaceuticals accounted for 66% of net sales from continuing operations, Vaccines and Diagnostics for 3%, Sandoz for 17% and Consumer Health 14%. The US remained our largest market, representing 39% of Group net sales, Europe for 38% and the rest of the world for 23%.

        Operating income from continuing operations advanced 17% to $7.6 billion, at a rate higher than sales as productivity improvements, the strong sales volume expansion more than offset one-time costs related to acquisitions. Excluding Chiron acquisition-related costs of $642 million, our Operating income from continuing operations increased by 27%. Cost of goods sold rose 27% and increased as a percentage of net sales to 27.4%, mainly reflecting the impact of purchase price accounting and increased amortization of intangible assets from acquisitions. Marketing & sales fell 1.3 percentage points to 29.3% of net sales primarily due to productivity improvements in our Pharmaceuticals Division. Research & development expenses rose 11% as we continued to have one of the industry's highest R&D investment rates at 15.5% of our net sales from continuing operation.

        Our net income from continuing operations rose 16% to $6.8 billion. Excluding the impact of Chiron acquisition related costs of $451 million it would have increased 24%. Our earnings per share from continuing operations rose 15% to $2.90 per share from $2.52 in 2005.

2. Net Sales by Division

        The following table sets forth selected net sales data for each of the periods indicated.

	Year ended December 31,
			Change in $	Change in local currencies
	2006	2005
	($ millions)	($ millions)	(%)	(%)
Net sales:
Pharmaceuticals	22,576	20,262	11	11
Vaccines and Diagnostics	956
Sandoz Division	5,959	4,694	27	25
Consumer Health	4,902	4,490	9	9

Net sales from continuing operations	34,393	29,446	17	17
Net sales from discontinued operations	2,627	2,766	(5)	(5)

Group net sales	37,020	32,212	15	14

        The following table sets forth the gross to net sales reconciliation for each of the periods indicated.

Gross to net sales reconciliation

	Total 2006	In % of 2006 gross sales	Total 2005	In % of 2005 gross sales
	($ millions)		($ millions)
Gross sales subject to deductions from continuing operations	41,751	100.0	35,561	100.0
Gross sales subject to deductions from discontinued operations	3,094		3,283

Group gross sales subject to deductions	44,845		38,844
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card	(711)	(1.7)	(780)	(2.2)
US managed healthcare rebates	(436)	(1.0)	(498)	(1.4)
Non-US healthcare plans and program rebates	(226)	(0.5)	(96)	(0.3)
Chargebacks (including hospitals)	(2,329)	(5.6)	(1,719)	(4.8)
Direct customer discounts, cash discounts and other rebates	(2,759)	(6.6)	(1,969)	(5.5)
Sales returns and other deductions	(897)	(2.1)	(1,053)	(3.0)

Total gross to net sales adjustments from continuing operations	(7,358)	(17.5)	(6,115)	(17.2)

Net sales from continuing operations	34,393	82.5	29,446	82.8

Total gross to net sales adjustments from discontinued operations	(467)		(517)

	(7,825)		(6,632)

Group net sales	37,020		32,212

        In 2006, the percentage of deductions from gross sales practically remained unchanged from 2005.

Pharmaceuticals Division

        Strong net sales growth of 11% in local currencies (lc) was driven by dynamic performances from leading brands that have made us a leader in its Cardiovascular, Oncology and Neuroscience franchises. Four products—Diovan, Gleevec/Glivec, Lotrel and Zometa—each achieved sales of more than $1 billion in 2006. Cardiovascular strategic brand sales were up 15% (+15% lc) to $6.5 billion as the leading hypertension medicines Diovan (+15% lc), which recorded sales exceeding $4.2 billion, and Lotrel (+26% lc) each gained market share, while the anti-cancer drugs Gleevec/Glivec (+17% lc), which surpassed $2.5 billion in sales, and Femara (+33% lc) led the 16% (+15% lc) rise in Oncology net sales to $5.9 billion.

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

Pharmaceuticals Division key product highlights

        Note: All growth figures refer to 2006 worldwide sales growth in local currencies.

Top 20 Pharmaceutical Division Product Net Sales—2006

Brands	Therapeutic Area	United States	change in local currencies	Rest of the World	change in local currencies	Total	change in $	change in local currencies
		($ millions)	(%)	($ millions)	(%)	($ millions)	(%)	(%)
Diovan/Co-Diovan	Hypertension	1,858	20	2,365	12	4,223	15	15
Gleevec/Glivec	Chronic myeloid leukemia	630	20	1,924	16	2,554	18	17
Lotrel	Hypertension	1,352	26			1,352	26	26
Zometa	Cancer complications	696	(1)	587	12	1,283	5	4
Lamisil (group)	Fungal infections	574	7	404	(31)	978	(14)	(13)
Neoral/ Sandimmun	Transplantation	125	(17)	793	(1)	918	(4)	(4)
Sandostatin (incl. LAR)	Acromegaly	367	(2)	548	4	915	2	2
Lescol	Cholesterol reduction	256		469	(8)	725	(5)	(5)
Trileptal	Epilepsy	549	19	172	11	721	17	17
Femara	Breast cancer	338	40	381	27	719	34	33

Top ten products		6,745	15	7,643	7	14,388	10	10
Voltaren (group)	Inflammation/pain	8	60	682		690		1
Zelnorm/Zelmac	Irritable bowel syndrome	488	37	73	20	561	34	34
Exelon	Alzheimer's disease	187	9	338	12	525	12	11
Tegretol (incl. CR/XR)	Epilepsy	120	10	271	(5)	391	(1)	(1)
Visudyne	Macular degeneration	70	(62)	284	(6)	354	(27)	(27)
Miacalcic	Osteoporosis	199	(13)	140	3	339	(7)	(7)
Comtan/Stalevo Group	Parkinson's disease	157	18	182	24	339	22	21
Foradil	Asthma	14		317	(1)	331		(1)
Ritalin/Focalin (group)	Attention deficit/hyperactive disorder	264	47	66	6	330	37	37
Famvir	Viral infections	166	10	102	(3)	268	6	5

Top twenty products		8,418	14	10,098	5	18,516	9	9
Rest of portfolio		1,054	43	3,006	14	4,060	21	21

Total		9,472	17	13,104	7	22,576	11	11

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

        Xolair ($102 million), for severe allergic asthma, has now been launched in over 20 countries following EU approval in October 2005, with approvals received in over 50 countries. In the US, we co-promote Xolair with Genentech, which distributes it and shares a portion of operating income. Xolair had 2006 net sales of $425 million in the US, resulting in a contribution to Novartis of $140 million reported as other revenues.

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

Consumer Health Division

        Strong sales expansions in OTC and Animal Health, due to the increasing focus on strategic brands and product innovations underpinned the net sales growth of the continuing operations of 9%. OTC brands acquired from Bristol-Myers Squibb Co. in mid-2005 supported the sales expansion.

Discontinued Consumer Health Division operations

        Following our 2007 divestments, the financial results of the Medical Nutrition (including Nutrition & Santé) and Gerber Business Units are reported as "Discontinued operations" in all years presented. A combined total of $2.7 billion in net sales was recorded in 2006 associated with these two Business Units.

3. Operating Income by Function

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Net sales from continuing operations	34,393	29,446	17
Other revenues	712	307	132
Cost of goods sold	(9,411)	(7,439)	27
Marketing & sales	(10,092)	(9,019)	12
Research & development	(5,321)	(4,797)	11
General & administration	(1,882)	(1,614)	17
Other income & expense	(757)	(377)	101

Operating income from continuing operations	7,642	6,507	17
Operating income from discontinued operations	532	398	34

Group operating income	8,174	6,905	18

Other revenues

        Other revenues rose 132%, primarily due to additional royalty income arising in the new Vaccines and Diagnostics Division mainly from its diagnostic activities and also increasing co-promotion contributions in the Pharmaceuticals Division from sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in partnership with Genentech and Tanox.

Cost of goods sold

        Cost of goods sold rose 27% to $9.4 billion in 2006. As a percentage of net sales from continuing operations, cost of goods sold increased to 27.4% compared to 25.3% in 2005. The negative impact of increased amortization charges for intangible assets and one-time inventory step-up costs from the Chiron acquisition more than offset lower costs in the Pharmaceuticals Division related to productivity gains and product mix improvements.

Marketing & sales

        Marketing & sales expenses increased 12% to $10.1 billion and reflects an increase in the US Pharmaceuticals Division sales force. However, marketing & sales expenses declined as a percentage of net sales from continuing operations to 29.3% compared to 30.6% in 2005.

Research & development

        Research & development expenses rose 11% to $5.3 billion as a result of our ongoing investments in the Novartis Institutes for BioMedical Research in the US as well as clinical trials for late stage compounds. These compounds include FTY720 (multiple sclerosis) and QAB149 (respiratory diseases). R&D expenses as a percentage of net sales from continuing operations declined to 15.5% of net sales compared to 16.3% in 2005.

General & administration

        General & administration expenses rose 17% to $1.9 billion in 2006, in line with net sales from continuing operations. General & administration expenses remained at 5.5% of net sales from continuing operations.

Other income & expense

        Other income and expense amounted to a net expense of $757 million in 2006 compared to $377 million in 2005. This increase was primarily due to $144 million of lower divestment gains in the Pharmaceuticals Division in 2006 and $175 million of acquisition costs for Chiron in the Pharmaceuticals and Vaccines and Diagnostics Divisions.

Discontinued Consumer Health Division operations

        The operating income from discontinued operations reflects contributions from the Medical Nutrition and Gerber Business Units divested in 2007. The 2006 operating income from discontinued operations includes a divestment gain of $129 million for the Nutrition & Santé divestment.

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

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Pharmaceuticals	6,703	6,014	11
Vaccines and Diagnostics	(26)
Sandoz Division	736	342	115
Consumer Health	761	657	16
Corporate income and expense, net	(532)	(506)	5

Operating income from continuing operations	7,642	6,507	17
Operating income from discontinued operations	532	398	34

Group operating income	8,174	6,905	18

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

Consumer Health Division

        Consumer Health operating income rose 16% for continuing operations on strong performances of strategic brands in OTC and Animal Health, offset by a weak performance in CIBA Vision due to product supply issues.

Discontinued Consumer Health Division operations

        The operating income from discontinued operations reflects contributions from the Medical Nutrition and Gerber Business Units. The 2006 operating income from discontinued operations includes a divestment gain of $129 million for the Nutrition & Santé divestment.

Corporate Income & Expense, net

        Net corporate expense totaled $532 million compared to $506 million in 2005.

5. Net Income

        The following table sets forth selected income statement data for the periods indicated.

	Year ended December 31,
			Change in $
	2006	2005
	($ millions)	($ millions)	(%)
Operating income from continuing operations	7,642	6,507	17
Income from associated companies	264	193	37
Financial income	354	461	(23)
Interest expense	(266)	(294)	(10)

Income before taxes from continuing operations	7,994	6,867	16
Taxes	(1,169)	(986)	19

Net income from continuing operations	6,825	5,881	16
Net income from discontinued operations	377	260	45

Group net income	7,202	6,141	17

Attributable to
Shareholders of Novartis AG	7,175	6,130	17
Minority interests	27	11	145

Income from associated companies

        Associated companies are accounted for using the equity method when we hold between 20% and 50% of the voting shares of these companies, or where we otherwise have significant influence over them. Income from associated companies is mainly derived from the Group's investment in Roche. Income from our investment in Chiron Corporation has been accounted for using the equity method until we acquired the remaining outstanding shares in April 2006.

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

        A survey of analyst estimates is used to predict our share of net income in Roche. Any differences between the 2006 estimates and actual results have been adjusted in 2007.

Financial income and interest expense

        Net financial income fell to $88 million from $167 million in 2005, reflecting the sharp decline of $3.8 billion in average net liquidity as a result of recent acquisitions. At December 31, 2006, we had net liquidity from continuing operations of $656 million compared to $2.5 billion at the end of 2005. As a result, financial income fell to $354 million in 2006 from $461 million in 2005.

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

Taxes

        Our effective tax rate, including discontinued operations, was 15.5% in 2006, the same as in 2005. Tax expense on continuing operations rose 18.6% to $1.2 billion from $1.0 billion in the year-ago period. Our effective tax rate on continuing operations (taxes as a percentage of income before tax) was 14.6% in 2006 compared to 14.4% in 2005.

        Our expected tax rate on continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 15.0% compared to 15.1% in 2005. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See "Item 18. Financial Statements—note 6" for details of the main elements contributing to the difference.

Net income from discontinued operations

        Our after-tax net income from discontinued operations was $377 million. This comprises the result from the Medical Nutrition and Gerber Business Units and also a pre-tax gain of $129 million from the Nutrition & Santé divestment in 2006.

Group net income

        Our Group net income advanced 17% to $7.2 billion from $6.1 billion in 2005, rising faster than net sales due to the strong underlying operating income performance which more than compensated the Chiron acquisition-related charges. These net charges of $451 million comprise $642 million of operating charges, offset by $244 million in related tax savings, however also included is an exceptional reduction of income from associated companies of $53 million in the four months up to Chiron's full consolidation in April. Excluding these acquisition-related effects, net income rose 25%. Also effecting net income was lower net financial income due to the lower average net liquidity as a result of the 2006 acquisitions. Group net income increased to 19.5% of Group net sales compared to 19.1% in 2005. Net income from continuing operations was also 19.8% of the related net sales. The return on average equity arising from the Group net income was 19.3% compared to 19.0% in 2005.

5.B  Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about our cash flow and net liquidity for each of the periods indicated.

	Year ended December 31,
	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities from continuing operations	9,210	8,304	7,750
Cash flow used for investing activities from continuing operations	(6,244)	(6,357)	(7,168)
Cash flow used for financing activities from continuing operations	(9,318)	(4,931)	(271)
Cash flow from discontinued operations	7,595	457	21
Currency translation effect on cash and cash equivalents	298	25	(94)
Cash and cash equivalents at the end of the year of discontinued operations	4	(4)

Net change in cash and cash equivalents of continuing operations	1,545	(2,506)	238
Change in current and non-current marketable securities	3,701	(472)	(3,197)
Change in current and non-current financial debts	1,505	1,155	(1,599)

Change in net liquidity	6,751	(1,823)	(4,558)
Net liquidity at January 1	656	2,479	7,037

Net liquidity of continuing operations at December 31	7,407	656	2,479
Net debts of discontinued operations at December 31		(3)

Net liquidity at December 31	7,407	653	2,479

        The analysis of our cash flow is divided as follows:

  1.
  Cash Flow From Operating Activities and Free Cash Flow

  2.
  Cash Flow Used for Investing Activities

  3.
  Cash Flow Used for Financing Activities

  4.
  Net Liquidity

1. Cash Flow From Operating Activities and Free Cash Flow

        Our primary source of liquidity is cash generated from our operations. In 2007, cash flow from operating activities from continuing operations increased by 11% ($906 million) to $9.2 billion, due mainly to higher sales proceeds despite increased working capital requirements to support the organic business expansion. In 2006, cash flow from operating activities from continuing operations increased by 7%

($554 million) to $8.3 billion, reflecting the strong business expansion and good working capital management of the divisions.

        Our Group free cash flow from continuing operations, excluding the impact of the acquisitions or divestments of subsidiaries, associated companies and minority investments, decreased by 7% ($284 million) to $3.8 billion in 2007 as the increase in cash flow from operating activities and proceeds from asset disposals were offset by increased payments for property, plant and equipment and intangible assets as well as higher dividend payments. In 2006 the Group free cash flow from continuing operations, decreased by 13% ($612 million) to $4.0 billion as the increase in cash flow from operating activities was offset by increased payments for property, plant and equipment and intangible assets and lower proceeds from asset disposals.

        Our capital expenditure from continuing operations on property, plant and equipment for 2007 increased by $0.7 billion to $2.5 billion (6.7% of net sales of continuing operations compared to 5.2% in 2006) from $1.8 billion in 2006. In 2005, investments in property, plant and equipment amounted to $1.1 billion. This level of capital expenditure reflects the continuing investment in production as well as R&D facilities. We expect to increase spending to approximately 6.5% to 7.5% of net sales from continuing operations in 2008, and to fund these expenditures with internally generated resources.

        We present Free Cash Flow as additional information as it is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free Cash Flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities. We use Free Cash Flow in internal comparisons of our divisions' and business units' results. Free Cash Flow of our divisions and business units uses the same definition as that for our Group; however no dividends, tax or financial receipts or payments are included in the division and business unit calculations. Free Cash Flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS).

        The following table details the components of these increases.

	Year ended December 31,
	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities of continuing operations	9,210	8,304	7,750
Purchase of property, plant & equipment	(2,549)	(1,779)	(1,078)
Purchase of intangible assets	(584)	(451)	(302)
Purchase of financial assets	(311)	(258)	(180)
Proceeds from sale of property, plant & equipment	134	83	69
Proceeds from sale of intangible and financial assets	459	195	505
Dividends paid to shareholders of Novartis AG	(2,598)	(2,049)	(2,107)

Free cash flow from continuing operations	3,761	4,045	4,657
Free cash flow from discontinued operations	(314)	295	16

Group free cash flow	3,447	4,340	4,673

2. Cash Flow Used for Investing Activities

        In 2007, cash outflow due to continuing investing activities was $6.2 billion. Investments in property, plant & equipment amounted to $2.5 billion and in intangible assets to $0.6 billion while a net amount of $3.3 billion was spent on the purchase of marketable securities.

        In 2006, cash outflow due to continuing investing activities was $6.4 billion. A total net amount of $4.5 billion was spent on acquisitions principally Chiron Corporation and NeuTec Pharma plc, while investments in property, plant & equipment amounted to $1.8 billion and $0.1 billion was spent on other investing activities.

        In 2005, cash outflow due to continuing investing activities was $7.2 billion. A total of $8.8 billion was spent on acquisitions, including an additional, approximately 2% stake in newly-issued shares of Chiron, which we acquired through an existing agreement for a total amount of $300 million. Investments in property, plant and equipment amounted to $1.2 billion and $0.4 billion was from other investing activities. Net proceeds from marketable securities were $2.7 billion.

3. Cash Flow Used for Financing Activities

        Cash flow used for continuing financing activities in 2007 was $9.3 billion, an increase of $4.4 billion from 2006 with $2.6 billion used for dividend payments, $2.2 billion net cash outflow was due to the repayment of current and non-current financial debt and $4.6 billion was due to net purchases of treasury shares

        Cash flow used for continuing financing activities in 2006 was $4.9 billion, an increase of $4.6 billion from 2005. A total of $2.0 billion was spent on dividend payments. Net cash outflow of $2.9 billion was due to the repayment of current and non-current financial debts which included the repayment of $1.1 billion for an outstanding euro bond, the repayment of $0.9 billion of convertible bonds acquired with the Chiron transaction and the repayment of $1.2 billion of current debt taken up to finance the 2005 Hexal AG acquisition.

        Cash flow used for continuing financing activities in 2005 was $0.3 billion. A total of $0.2 billion was spent on the acquisition of treasury shares, $2.1 billion on dividend payments and $2.0 billion inflow was due to the increase in short and long-term financial debts.

4. Net Liquidity

        Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to $13.2 billion at December 31, 2007. Net liquidity (liquidity less current and non-current financial debt) increased by $6.8 billion to a total of $7.4 billion at December 31, 2007, with the divestments making a significant contribution during the year.

        At December 31, 2006 overall liquidity amounted to $8.0 billion. Net liquidity fell by $1.8 billion to a total of $656 million at December 31, 2006, reflecting the acquisitions made during the year.

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

        We use the US dollar as our reporting currency and are therefore exposed to foreign exchange movements primarily in European, Japanese and other Asian and Latin American currencies. We manage the risk associated with currency movements by entering into various contracts to preserve the value of assets, commitments and anticipated transactions. In particular, we enter into forward contracts and foreign currency option contracts to hedge certain anticipated foreign currency revenues in foreign subsidiaries. See "Item 11. Quantitative and Qualitative Disclosures About Non-Product-Related Market Risk," for additional information.

Share repurchase program

        In July 2007, we announced the completion of the fourth share-repurchase program and the launch of the fifth program to repurchase shares via a second trading line on the SWX Swiss Exchange.

        In 2007, under the fourth share repurchase program initiated in August 2004, we bought 22.2 million shares for approximately $1.2 billion (CHF 1.5 billion) at an average price of CHF 69.03 per share. Since the start of the fourth program, a total of 47.6 million shares have been repurchased for $2.4 billion (CHF 3.0 billion).

        The fifth share repurchase program, approved at the annual General meeting on March 1, 2005, was launched in July 2007, and completed in November through the purchase of 63.2 million shares for a total of $3.4 billion (CHF 4.0 billion).

        We will propose to shareholders at the next General Meeting in February 2008 to cancel all shares repurchased in the fifth program as well as the remaining 22.2 million shares from the fourth program. If approved, a total of 85.4 million shares, which corresponds to 3.13% of the registered Novartis share capital, will be cancelled, and the share capital will be reduced in 2008 accordingly.

        No shares were repurchased under the fourth program in 2006 and therefore in 2007, our share capital was not reduced. In 2006, our share capital was reduced by 10.2 million shares bought through the purchase programs on the second trading line in 2005. In 2005, our share capital was reduced by 38.0 million shares relating to shares bought on the second trading line in 2004.

        We will propose to shareholders at the next General Meeting in February 2008 a new CHF 10 billion share repurchase program (sixth program) for their approval.

        At December 31, 2007, our holding of treasury shares amounted to 464.5 million shares or 17% of the total number of issued shares. At December 31, 2006, our holding of treasury shares amounted to 380.7 million shares or 14% of the total number of issued shares.

Bonds

        On November 14, 2002, our affiliate, Novartis Securities Investment Ltd, Bermuda, issued a 3.75% bond, guaranteed by Novartis AG which was repaid in 2007, in the amount of EUR 1 billion.

        On October 17, 2001, our affiliate, Novartis Securities Investment Ltd, Bermuda issued a 4% bond, guaranteed by Novartis AG which was repaid in 2006, in the amount of EUR 900 million.

Direct Share Purchase Plans

        Since 2001, we have been offering US investors an ADS Direct Plan, which provides these investors an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis American Depositary Shares, which are listed on the New York Stock Exchange under the trading symbol NVS. At the end of 2007, the ADS Plan had 659 participants.

        Starting in September 2004, we began offering a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. This plan offers an easy and inexpensive way for investors to directly purchase Novartis registered shares and holding them at no cost in a deposit account with SAG SIS Aktienregister AG. At the end of 2007, a total of 9,052 shareholders were enrolled in this program.

5.C  Research & Development, Patents and Licenses

        Our R&D spending totaled $6.4 billion, $5.4 billion, and $4.8 billion for the years 2007, 2006 and 2005, respectively. Each of our Divisions has its own R&D and patents policies. For a description of those research and development and patents policies, see "Item 4. Information on the Company—4.B Business Overview."

5.D  Trend Information

        Please see "—5.A Operating Results—Factors Affecting Results of Operations" and "Item 4. Information on the Company—4.B Business Overview" for trend information.

5.E  Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also "Item 18. Financial Statements—note 28" and "—note 29" and matters described in "Item 5.F Aggregate Contractual Obligations".

5.F   Aggregate Contractual Obligations

        We have long-term research agreements with various institutions which require us to fund various research projects in the future. As of December 31, 2007, the aggregate total amount of payments, including potential milestones, which may be required under these agreements, was $3.2 billion. We expect to fund these long-term research agreements with internally generated resources.

        As of December 31, 2007, our total financial debt was $5.8 billion, as compared with $7.3 billion as of December 31, 2006, and $8.5 billion as of December 31, 2005. The decrease from 2006 to 2007 of $1.5 billion was due to the repayment of an outstanding euro bond, as well as the repayment of current debt and effects of currency translation. Our December 31, 2007 debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 due to the increase in equity and a decrease in financial liabilities. The decrease from 2005 to 2006 of $1.2 billion was mainly due to the repayment of an outstanding euro bond, as well as the repayment of current debt taken up to finance the 2005 acquisition of Hexal AG partly offset by currency translation effects.

        We have no bonds outstanding at December 31, 2007, down from $1.3 billion at December 31, 2006 and $2.3 billion as of December 31, 2005. The decreases in 2007 and 2006 have been due to repayments of the bonds outstanding.

        For details on the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 18".

        As of December 31, 2007, we had current debt (excluding the current portion of non-current debt) of $5.1 billion as compared with $5.3 billion as of December 31, 2006, and $6.0 billion as of December 31, 2005. This current debt consisted mainly of $4.1 billion (2006: $3.8 billion; 2005: $4.9 billion) in other bank and financial debt, including interest bearing employee accounts; $0.8 billion (2006: $1.4 billion; 2005: $0.8 billion) of commercial paper, and $0.2 billion (2006: $0.1 billion; 2005: $0.3 billion) of other current debt. For further details see "Item 18. Financial Statements—note 20".

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

        The following table summarizes our contractual obligations and other commercial commitments at December 31, 2007 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Non-current financial debt	701	24	577	38	62
Operating leases	1,199	301	396	201	301
Unfunded pension and other post-retirement obligations	1,620	101	207	230	1,082
Research & development
—Unconditional commitments	62	19	26	14	3
—Potential milestone commitments	3,178	303	898	1,273	704
Purchase commitments
—Property, plant & equipment	690	546	107	27	10

Total contractual cash obligations	7,450	1,270	2,215	1,785	2,180

        We expect to fund those R&D commitments with internally generated resources.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters" and "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings."

Item 6.    Directors, Senior Management and Employees

6.A  Directors and Senior Management

Board of Directors

Daniel Vasella, M.D., Swiss, age 54.

        Function at Novartis AG. Since 1996 Dr. Vasella has served as Chief Executive Officer of the Group and as executive member of the Board of Directors. In 1999, he additionally was appointed Chairman of the Board of Directors.

        Other activities. Dr. Vasella is a member of the Board of Directors of Pepsico, Inc.*, United States, a member of the Board of Dean's Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors. Dr. Vasella is also a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. In addition, he serves as a member of several industry associations and educational institutions.

        Professional background. Dr. Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Dr. Vasella advanced from Head of Corporate Marketing to Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Dr. Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. He received the Harvard Business School's Alumni Achievement Award and the Appeal of Conscience Award as well as the AJ Congress Humanitarian Award and numerous other awards. Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has also been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Légion d'honneur (France).

Ulrich Lehner, Ph.D., German, age 61.

        Function at Novartis AG. Ulrich Lehner was elected in 2002 to the Board of Directors of Novartis AG. He is Vice Chairman and Lead Director as well as Chairman of the Audit and Compliance Committee. He is also a member of the Chairman's Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

        Other activities. Ulrich Lehner is Chairman of the Management Board of Henkel KGaA, Germany. He also serves as a member of the supervisory board of E.ON AG*, of HSBC Trinkaus & Burkhardt KGaA* and of Porsche Automobil Holding SE* and Dr. Ing. H.c.F. Porsche AG*, all in Germany.

        Professional background. Ulrich Lehner studied business administration and mechanical engineering. From 1975 to 1981, he was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Duesseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Germany from 1983 to 1986, Ulrich Lehner returned to Henkel as Finance Director. From 1991 to 1994, he headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served as Executive Vice President, Finance/Logistics (CFO), of Henkel.

Hans-Joerg Rudloff, German, age 67.

        Function at Novartis AG. Hans-Joerg Rudloff was elected in 1996 to the Board of Directors of Novartis AG. He serves as Vice Chairman as well as Chairman of the Compensation Committee. He is also a member of the Chairman's Committee and the Audit and Compliance Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

        Other activities. Hans-Joerg Rudloff joined Barclays Capital* in 1998, where he is presently Chairman. He serves on a number of boards of other companies, including the TBG Group (Thyssen-Bornemisza Group), Monaco and RBC*, Russia. In 2005, Hans-Joerg Rudloff became Chairman of the International Capital Markets Association (ICMA). In 2006, he joined Rosneft* a Russian state-controlled oil company, and became Chairman of the Audit Committee. He serves as the Chairman of the Board of Bluebay Asset Management Ltd. He is also Chairman of the Marcuard Family Group of companies and Member of the Board of Directors of New World Resources BV*. In addition, Hans-Joerg Rudloff is a member of the Advisory Board of Landeskreditbank Baden-Wuerttemberg, Escada AG, and EnBW (Energie Baden-Wuerttemberg), all in Germany.

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

Peter Burckhardt, M.D., Swiss, age 68.

        Function at Novartis AG. Dr. Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He has been a member of the Audit and Compliance Committee since 2007.

        Other activities. From 1982 to 2004 Dr. Burckhardt was the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland. Since 1982, Dr. Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service A, until 2004. Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis. Since 2008, he is chief editor of the scientific review "Osteology."

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

Srikant Datar, Ph.D., American, age 54.

        Function at Novartis AG. Srikant Datar became a member of the Board of Directors in 2003. He has been a member of the Audit and Compliance Committee since 2007. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.

        Other activities. Srikant Datar is a member of the Board of ICF International, Fairfax, Virginia, USA, and KPIT-Cummins Infosystem Ltd., Pune, India. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University.

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

William W. George, American, age 65.

        Function at Novartis AG. William W. George was elected in 1999 to the Board of Directors of Novartis AG. He is Chairman of the Corporate Governance and Nomination Committee as well as a member of the Chairman's Committee and the Compensation Committee. He qualifies as an independent Non-Executive Director.

        Other activities. William W. George is a member of the Boards of Directors of Goldman Sachs* and Exxon Mobil*. William W. George is Professor of Management Practice at Harvard Business School. He is a trustee of the Carnegie Endowment for International Peace and the World Economic Forum USA.

        Professional background. William W. George received his B.S. in Industrial Engineering from Georgia Institute of Technology in 1964 and an M.B.A from Harvard University in 1966. From 1966 to 1969, he worked in the US Department of Defense as a special assistant to the Secretary of the Navy and as assistant to the Comptroller. After serving as President of Litton Microwave Cooking Products, William W. George held a series of executive positions with Honeywell from 1978 to 1989. He served as President and Chief Operating Officer of Medtronic, Inc. and from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic's Chairman. He has served as Executive-in-Residence at Yale School of Management; Professor of Leadership and Governance at IMD International in Lausanne, Switzerland; and visiting Professor at the École Polytechnique Fédéral Lausanne (EPFL), also in Lausanne, Switzerland.

Alexandre F. Jetzer, Swiss, age 66.

        Function at Novartis AG. Alexandre F. Jetzer has served as a Director since 1996. He is a Non-Executive Director.

        Other activities. Alexandre F. Jetzer is also a member of the Supervisory Board of Compagnie Financière Michelin, Granges-Paccot (FR), Switzerland, and of the Board of the Lucerne Festival Foundation, Lucerne, Switzerland. He is a member of the International Advisory Panel (IAP) on Biotechnology Strategy of the Prime Minister of Malaysia, a member of the Investment Advisory Council of the Prime Minister of Turkey and Economic Advisor to the Governor of Guangdong Province (China). He is also a member of the Development Committee of the Neuroscience Center of the University of Zurich, Switzerland.

        Professional background. Alexandre F. Jetzer graduated with master's degrees in law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Alexandre F. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in his capacity as Chief Financial Officer (CFO). In 1990 he became Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey (US) and he additionally served as President and CEO of Sandoz Corporation in New York (US). After the merger which created Novartis in 1996 until 1999, he was appointed as a member of the Executive Committee of Novartis and Head of International Coordination, Legal & Taxes.

        Permanent Novartis management or consultancy engagements. Alexandre F. Jetzer has a consultancy agreement with Novartis International AG (Government Relations Support).

Pierre Landolt, Swiss, age 60.

        Function at Novartis AG. Pierre Landolt has served as a Director since 1996. He has been a member of the Corporate Governance and Nomination Committee since 2006. He qualifies as an independent Non-Executive Director.

        Other activities. Pierre Landolt is President of the Sandoz Family Foundation, Glarus, Switzerland; Chairman of the Board of Directors of Emasan AG, Basel, Switzerland; of Vaucher Manufacture Fleurier SA, Fleurier, Switzerland; and of the Instituto Estrela de Formento ao Microcrédito, Patos, Brazil. He is a member of the Board of Directors of Syngenta AG*, where he also serves as member of the Audit Committee, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. Pierre Landolt is also Associate Partner of Banque Landolt & Cie, Lausanne, Switzerland; and Vice Chairman of the Board of Directors of Parmigiani Fleurier SA., Fleurier, Switzerland; and the "Fondation du Montreux Jazz Festival," Montreux, Switzerland.

        Professional background. Pierre Landolt graduated with a bachelor of law degree from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the arid northeast region of Brazil and transformed it into a model farm for organic and biotechnological development. He also created an irrigation company, initially for his own farm and today active in the entire northern region of Brazil. Since 1997, Pierre Landolt has been Associate and Chairman of AxialPar Ltda, São Paulo, Brazil, an investment company focused on sustainable development. In 2000, he co-founded EcoCarbone France, Paris, a company active in the design and development of carbon-sequestration processes in Asia, Africa, South America and Europe.

Andreas von Planta, Ph.D., Swiss, age 52.

        Function at Novartis AG. In 2006, Andreas von Planta was elected to the Board of Directors of Novartis AG. He has been a member of the Audit and Compliance Committee since 2006. He qualifies as an independent Non-Executive Director.

        Other activities. Andreas von Planta is Vice Chairman of Holcim Ltd* and the Schweizerische National-Versicherungs-Gesellschaft AG*, and is a member of the boards of various Swiss subsidiaries of foreign companies. He is a member of the Board of Editors of the Swiss Review of Business Law, and is a former Chairman of the Geneva Association of Business Law.

        Professional background. Andreas von Planta holds lic. iur. and Ph.D. degrees from the University of Basel and an LL.M. from Columbia University School of Law, New York. He passed his bar examinations in Basel in 1982. Since 1983, he has lived in Geneva, working for the law firm Lenz & Staehelin where he became a partner in 1988. His areas of specialization include corporate law, corporate finance, company reorganizations, and mergers and acquisitions.

Dr. Ing. Wendelin Wiedeking, German, age 55.

        Function at Novartis AG. Wendelin Wiedeking was elected as a member of the Board of Directors in 2003. He qualifies as an independent Non-Executive Director.

        Other activities. Wendelin Wiedeking is Chairman of the Executive Board of Porsche Automobil Holding SE* and of Dr.-Ing. h.c. F. Porsche AG*, Germany.

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

Marjorie M. Yang, British, age 55

        Function at Novartis AG. Marjorie Yang was elected in 2007 to the Board of Directors of Novartis AG with effect from January 1, 2008. She qualifies as an independent Non-Executive Director.

        Other activities. Marjorie M. Yang is Chairman and CEO of the Esquel Group. She currently sits on the boards of Swire Pacific and The Hong Kong and Shangai Banking Corporation Limited. She is also a member of the National Committee of the Chinese People's Political Consultative Conference, Chairman of the Textile and Clothing Sector Committee, Vice Chairman of the China Association of Enterprises with Foreign Investment and a member of the M.I.T. Corporation. Marjorie M. Yang is on the Board of Dean's Advisors of Harvard Business School.

        Professional background. Marjorie M. Yang graduated with a B.S. in Mathematics from M.I.T. and holds an M.B.A from Harvard Business School. From 1976 to 1978 she was an associate in Corporate Finance, Mergers and Acquisitions with the First Boston Corporation in New York. In 1979 she returned to Hong Kong and helped create Esquel. She has been Chairman and CEO of the Esquel Group since 1995.

Rolf M. Zinkernagel, M.D., Swiss, age 63.

        Function at Novartis AG. In 1999, Dr. Zinkernagel was elected to the Board of Directors of Novartis AG. He has been a member of the Corporate Governance and Nomination Committee since 2001. He qualifies as an independent Non-Executive Director.

        Other activities. Rolf M. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, member of the Advisory Council, BMS Singapore and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Bioxell*, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont, California, USA (until January 2006); Nuvo Research* (until September 2005: Dimethaid), Toronto, Canada; Cancevir, Zürich, Switzerland; xbiotech, Vancouver, Canada; ImVision, Hannover, Germany; MannKind*, Sylmar, California, US; and Laboratoire Koch, Lausanne, Switzerland (since 2006). Rolf M. Zinkernagel is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Chilka Ltd., Grand Cayman; Solis Therapeutics, Palo Alto, California, US; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China.

        Professional background. Dr. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Dr. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. Dr. Zinkernagel was a member of the Board of Directors of Cytos Biotechnology AG*, Schlieren/Zurich, Switzerland, until April 2003.

Note: Companies identified with an asterisk (*) are publicly-listed companies.

Executive Officers and Senior Management

        Daniel Vasella, M.D., Swiss, age 54.    See "—Board of Directors."

        Raymund Breu, Ph.D., Swiss, age 62.    Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and in 1982, became the Head of Finance for the Sandoz affiliates in the UK. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the US. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, Switzerland, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, Raymund Breu assumed his current position as Chief Financial Officer and member of the Executive Committee of Novartis. He is also a member of the Board of Directors of Swiss Re and the Swiss takeover commission.

        Juergen Brokatzky-Geiger, Ph.D., German, age 55.    Juergen Brokatzky-Geiger graduated with a Ph.D. in chemistry from the University of Freiburg, Germany in 1982. He joined Ciba-Geigy Ltd. in 1983 as a Laboratory Head in the Pharmaceuticals Division. After a job rotation in Summit, New Jersey from 1987 to 1988, he held positions of increasing responsibility in Research and Development including Group Leader of Process R&D, Head of Process R&D, and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. He later became the Head of Chemical and Analytical Development and served as the Global Head of Technical R&D from 1999 to August 2003. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee of Novartis since January 1, 2005.

        Thomas Ebeling, German, age 48.    Thomas Ebeling graduated from the University of Hamburg, Germany, with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993, and was National Sales and Franchise Director for Pepsi's retail and on-premise sales from 1994. He then served as General Manager of Pepsi-Cola Germany. In 1997, Thomas Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After serving as CEO of Novartis Nutrition worldwide, he became CEO of the Consumer Health Division. He then became Chief Operating Officer of the Pharmaceuticals Division and later CEO of the same division. In 2007 he was appointed CEO of Novartis Consumer Health. He has been a member of the Executive Committee of Novartis since 1998.

        Mark C. Fishman, M.D., American, age 56.    Dr. Fishman graduated with a B.A. from Yale College in 1972 and an M.D. from Harvard Medical School in 1976. He was appointed President of the Novartis Institutes for BioMedical Research (NIBR) in 2002. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston, Massachusetts, and Professor of Medicine at Harvard Medical School. Dr. Fishman serves on several editorial boards and has worked with national policy and scientific committees including those of the US National Institutes of Health (NIH) and the Wellcome Trust. He completed his Internal Medicine residency, Chief residency and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and Fellow of the American Academy of Arts and Sciences. He has been a member of the Executive Committee of Novartis since 2002.

        Joseph Jimenez, American, age 48.    Joseph Jimenez graduated with a B.A. degree from Stanford University in 1982 and earned an M.B.A. from the University of California, Berkley in 1984. He began his career at The Clorox Company and later served as president of two operating divisions at ConAgra. In 1998, he joined the H.J. Heinz Company and was named President and Chief Executive Officer of the North America business. He later served from 2002 to 2006 as President and Chief Executive of Heinz in Europe. Before joining Novartis he served as a non-executive director of AstraZeneca plc from 2002 to 2007, and was an advisor for the private equity organization Blackstone Group. He joined Novartis in April 2007 as CEO of the Consumer Health Division. He was appointed to his present position as CEO of the Pharmaceuticals Division in October 2007. He has been a member of the Executive Committee of Novartis since November 1, 2007.

        Joerg Reinhardt, Ph.D., German, age 51.    Joerg Reinhardt graduated with a Ph.D. in pharmaceutical sciences from the University of Saarbruecken, Germany in 1981. In April 2006, he became CEO of the new Novartis Vaccines and Diagnostics Division that combines the vaccines and blood-testing businesses of the former Chiron Corp. Prior to this role, Joerg Reinhardt was Head of Development at the Novartis Pharmaceuticals Division, overseeing the company's clinical, pharmaceutical, chemical and biotechnological product development, as well as drug-safety assessment and regulatory affairs. Joerg Reinhardt joined Sandoz Pharma Ltd. in 1982 and held positions of increasing responsibility in research and development for the company. In 1994, he was made Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Joerg Reinhardt became Head of Preclinical Development and Project Management for Novartis and assumed the position of Head of Pharmaceutical Development in 1999. He chairs the Board of Directors of the Genomics Institute of the Novartis Foundation in La Jolla, California. He has been a member of the Executive Committee of Novartis since January 1, 2007.

        Andreas Rummelt, Ph.D., German, age 51.    Andreas Rummelt graduated with a Ph.D. in pharmaceutical sciences from the University of Erlangen-Nuernberg, Germany. He joined Sandoz Pharma Ltd. in 1985 and held various positions with increasing responsibility in Development. In 1994 he was appointed Head of Worldwide Technical Research & Development, a position he retained following the merger that created Novartis in 1996. From 1999 until October 2004, Andreas Rummelt served as Head of Technical Operations of the Novartis Pharmaceuticals Division. He was appointed to his present position as CEO of Sandoz on November 1, 2004 and has been a member of the Executive Committee of Novartis since January 1, 2006.

        Thomas Wellauer, Ph.D., Swiss, age 52.    Thomas Wellauer graduated with a Ph.D. in systems engineering and an M.S. in chemical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland. He also holds an M.B.A. from the University of Zurich. Thomas Wellauer joined Novartis in 2006 as Head of Corporate Affairs. He started his career with McKinsey and Company, becoming a Partner in 1991 and Senior Partner in 1996. In 1997, he was named CEO of the Winterthur Insurance Group, which later was acquired by Credit Suisse. At Credit Suisse he was a member of the Group Executive Board, initially responsible for the Group's insurance business before becoming CEO of the Financial Services Division. Most recently before joining Novartis, Thomas Wellauer headed and completed the Clariant Performance Improvement Program, a global turnaround project at the specialty chemicals maker. He has been a member of the Executive Committee of Novartis since January 1, 2007.

        None of the above directors or senior management have any family relationship with any other director or member of our senior management. None of the above directors or senior management were appointed pursuant to an arrangement or understanding between such officer or director and any third party.

6.B  Compensation

GENERAL PRINCIPLES AND PROCESSES

Performance Based Compensation

        Novartis aspires to be an employer of choice with the ability to attract, retain and motivate the most professional and high-caliber associates around the world. Novartis compensation programs are designed to:

  •
  Support the "employer of choice" aspiration;

  •
  Align the objectives of Novartis associates with the long-term interests of the shareholders;

  •
  Support a performance-oriented culture and meritocracy that allows Novartis to reward high-performing individuals who adhere to "best business practices" and whose commitment and contribution enable the Group to achieve its goal to be one of the world's most admired and respected healthcare companies; and to

  •
  Be competitive with a relevant group of other world-class and industry peer companies who operate and compete for talent on a global basis.

        Paying for performance is the guiding principle of the Novartis compensation policy. For superior performance, total compensation awarded to individual associates may reach levels comparable to the top quartile levels of compensation offered by the relevant benchmark companies.

        Under these performance-dependent variable compensation plans, Novartis defines target incentive percentages (i.e. a percentage of annual base salary) for each participating associate at the start of a performance period, which is traditionally the start of a new year. In general, these target percentages are multiplied at the end of the performance period with individual payout multipliers for each associate. The size of the multiplier depends on the incentive plan, on the associate's actual performance against individual objectives as agreed to at the beginning of the performance period as well as compliance with the "Novartis Values and Behaviors," and on the overall performance of the Group or relevant business area.

        Incentive payout multipliers usually range from 0 to 2. For exceptional performance, higher payout multipliers may apply. Such cases require the approval of the Chairman and Chief Executive Officer and, for certain executives, the approval of the Compensation Committee. All compensation programs and levels are reviewed regularly based on publicly available data as well as on analyses by independent compensation research companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts, accountants and consultants.

Performance Management Process

        Each Novartis associate is subject to a formal performance appraisal process that promotes a culture of continuous improvement, supports individuals in meeting their development aspirations and strengthens organizational capabilities. It is a core process for improving individual, team and overall business performance.

        For each performance year, line managers and their direct reports jointly determine and agree upon performance measures and business objectives. These objectives are derived from the cascading of business objectives established at the Group, division, function or business area levels.

        Two performance assessments are carried out each year—a mid-year and a year-end review. The reviews consist of formal meetings between each associate and his or her line manager to evaluate the associate's performance, both in light of the business objectives defined at the beginning of the year and of the Group-wide "Novartis Values and Behaviors." Based on the year-end performance rating, line managers and next-level line managers determine the incentive awards for each associate under review as well as the target compensation for the coming year.

Share Ownership

        The Novartis Board of Directors maintains share ownership guidelines to realize the ownership philosophy among senior executives and Directors. These guidelines require a group of approximately 25 key executives to own a minimum multiple of their annual base salary in Novartis shares or options, and for all Non-Executive Directors to own a minimum number of Novartis shares. More detail is provided below under "Ownership of Novartis Shares and Share Options by Executive Committee members" and "Ownership of Novartis Shares and Share Options by Non-Executive Directors."

Source of the Shares Awarded

        Novartis has used shares repurchased in the market to fulfill obligations to deliver shares as required for the variable compensation plans.

COMPENSATION TO NOVARTIS ASSOCIATES

        Competitive compensation packages are designed with reference to total compensation levels for comparable positions at relevant benchmark companies.

        The benchmark companies for compensation differ with and are dependent upon the nature of specific positions. For specific pharmaceutical positions, a peer group of industry competitors is considered that consists of Abbott Laboratories, Amgen, Astra-Zeneca, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth. For other positions, a wider group of relevant benchmark companies is considered from a variety of different industry sectors, such as fast moving consumer goods and general industry. Benchmark information is adjusted as necessary to reflect the size and scope of the respective business and the specific requirements of a particular position. Benchmark data are obtained from multiple sources and data providers, depending on the quality of their data in the relevant industries and geographies.

        The Compensation Committee scrutinizes compensation data from various external compensation advisers to remain well informed about developments and best practices in the compensation area. In 2007, the Committee appointed Pearl Meyer & Partners as its independent external adviser. Pearl Meyer & Partners reports directly to the Committee and provides no other services to Novartis.

        As long as an associate achieves his or her performance targets, the total amount of compensation awarded is generally comparable to the median level of compensation provided by relevant benchmark companies. In case of over- or underperformance by an associate, the actual total compensation delivered is adjusted up or down, as appropriate.

        The compensation package of Novartis associates consists of an annual base compensation along with variable compensation components as described below.

Base Compensation

        Base compensation is intended to give each associate a fixed salary that is not dependent upon the annual performance of the associate or of the Group. Salary levels depend upon job characteristics, market competitiveness and the associate's skills. The salary evolution depends on the associate's individual performance.

Variable Compensation

        Novartis has three main variable compensation plans: annual bonus plans, the Novartis Equity Plan "Select" and the Long-Term Performance Plan.

        Under the Novartis Equity Plan "Select" and the Long-Term Performance Plan, all awards must be delivered in the form of equity in Novartis, except in the US where awards under the Long-Term Performance Plan may also be delivered in cash under the Deferred Compensation Plan.

Annual Bonus Plans

        Most associates participate in annual bonus plans. Under these plans, awards are made each year based on the associate's individual year-end performance rating as well as on the Group's or business area's performance. If an associate receives a rating below a certain threshold, no awards are granted under these plans.

        Associates in certain countries and certain key executives worldwide are encouraged to receive their bonus awards fully or partially in Novartis shares instead of cash. To that end, Novartis maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

  •
  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 11,000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. Approximately 5,700 associates chose to participate in this plan related to bonuses paid for performance in 2007.

  •
  In the UK, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share, which will vest after three years. During 2007, approximately 1,500 associates in the UK participated in these plans.

  •
  Approximately 25 key executives worldwide were invited to participate in a five-year Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2007. Shares are invested in this plan for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

        In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

Novartis Equity Plan "Select"

        Awards under this plan may be granted each year based on the associate's individual year-end performance rating, talent rating and Group or business area performance. If an associate receives a rating below a certain threshold, no awards are granted under the plan.

        Participants in this plan can elect to receive their incentive in the form of shares, share options, or a combination of both. Each share option is tradable, expires on its tenth anniversary and is exercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date.

        If associates in North America choose to receive the Select incentive amount (or part of it) in tradable share options on American Depository Shares, then the resulting number of share options is determined by dividing the respective Select incentive amount, by a value that equals 95% of the IFRS value of the options on American Depository Shares. For associates in other countries, the divisor equals 90% of the IFRS value of options on Novartis shares.

        Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis, unvested shares or options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

        A total of 10,278 participants received a total of 20.4 million tradable share options and 3,096,069 restricted shares under the Novartis Equity Plan "Select", for their performance in 2007, representing a participation rate of approximately 10% of all full-time equivalent associates worldwide. Approximately 8% of the total equity value awarded under the plan was granted to members of the Executive Committee.

        As of December 31, 2007, a total of 63.3 million share options were outstanding that had been granted to associates, covering an equal number of shares and corresponding to 2.6% of the total number of outstanding Novartis shares (excluding treasury shares).

Long-term Performance Plan

        The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group.

        Performance is measured against annual Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any actual awards will depend on the Group's overall accumulated performance over a three-year period.

        If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

        The Compensation Committee amended the Long-term Performance Plan in 2005 to make Group EVA, as opposed to division or business area EVA, the relevant criterion and to make the performance period three years. The first delivery of shares, if any, under the amended plan will take place in January 2009 based on the Group EVA achievement over the performance period 2006 to 2008.

        For the performance period ended December 31, 2007, approximately 125 key executives were granted performance shares; the actual awards to members of the Executive Committee are disclosed in the Executive Committee Compensation table below.

        Approximately 125 key executives (for the performance period 2007 to 2009) and 120 key executives (for the performance period 2008 to 2010) have been granted Novartis performance shares. These grants are dependent upon Group EVA achievements and may or may not lead to actual awards in January 2010 and January 2011 respectively.

Special Share Awards

        In addition to base and variable compensation described above, selected associates may receive extraordinary or annual awards of restricted or unrestricted shares. These special share awards are discretionary, providing flexibility to reward particular achievements or exceptional performance and retain key contributors.

        Restricted special share awards generally have a five-year vesting period. If a participant leaves Novartis for reasons other than retirement, disability or death, the participant will generally forfeit unvested shares. Approximately 360 associates at different levels of the organization were awarded restricted shares in 2007.

CONTRACTS WITH MEMBERS OF THE EXECUTIVE COMMITTEE

        In 2007, in accordance with evolving best practices in corporate governance, Novartis adopted a principle that new employment contracts with members of the Executive Committee should contain:

  •
  No unusually long notice periods;

  •
  No change-of-control clauses;

  •
  No severance payments.

        As Novartis is determined to apply this principle also to all existing contracts with members of the Executive Committee, a significant number of these contracts were recently amended. To align the remaining contracts, Novartis has given notice to those members of the Executive Committee whose contracts still provide for a notice period of 36 months (in all three cases) or a change-of-control clause (in two of these cases, each extending the 36 months notice period by 24 months in such event).

        The employment contract with the Chairman and Chief Executive Officer contains a severance payment of USD 53 million (based on a year-end spot exchange rate of CHF 1.135 = USD 1.00) and a payment in case of a change-of-control event of USD 132 million (based on the same year-end spot exchange rate). These two payments are mutually exclusive. The employment contract will expire at the Annual General Meeting in 2009. The Lead Director on behalf of the independent Directors has entered into discussions with Daniel Vasella for a new contract.

EXECUTIVE COMMITTEE COMPENSATION

General Principles

        The compensation policies, performance management process and incentive plans described above apply equally to members of the Executive Committee, including the Chairman and Chief Executive Officer.

        Decisions concerning the compensation of Executive Committee members are based on an evaluation of the individual performance of the member as well as on the performance of their respective business area or function. The Compensation Committee considers the achievement of both short-term and long-term performance targets, including net sales growth, economic value creation (operating and net income, earnings per share and economic value added) and market share growth as well as ongoing efforts to optimize organizational effectiveness and productivity.

Compensation of the Chairman and Chief Executive Officer

General Process

        For each year, the Chairman and Chief Executive Officer presents his proposed individual objectives and targets to the Board. The Board reviews and discusses this proposal, and, after any desired amendments, gives its approval. In particular, the Board ensures that the Chairman and Chief Executive Officer's objectives are in line with the Group's goals of fostering sustainable long-term performance and that they do not sacrifice for short-term financial objectives but support long-term business objectives in the interest of the Group and its shareholders.

        Near the end of each year, the Chairman and Chief Executive Officer prepares a self-appraisal, which is discussed with the Lead Director and the rest of the Board. The Lead Director also holds individual discussions with all Directors about the Chairman and Chief Executive Officer's performance.

        In January, the Board approves the audited financial results, evaluates the extent to which targeted financial objectives for the past year have been achieved and compares these results with peer industry companies, taking into account general financial criteria and industry developments.

        In a private session, limited to the independent Non-Executive Directors, the overall performance of the Chairman and Chief Executive Officer is discussed, after which the independent Non-Executive Directors share their appraisal with him.

        Afterwards, the Compensation Committee decides upon the total remuneration package for the previous year and the target compensation (base and variable compensation as well as special share awards) for the coming year, taking into account all relevant factors including available benchmark information.

Targets for the Variable Compensation of the Chairman and Chief Executive Officer

        For short-term performance measurement, the financial criteria typically include net sales growth, operating income, net income, earnings per share and market share. For long-term performance measurement, the financial target criterion is Economic Value Added (EVA, as defined in the Novartis accounting manual). The Compensation Committee measures the Chairman and Chief Executive Officer's performance relative to predetermined targets for these short- and long-term criteria.

        Non-financial targets may typically include the following objectives: successful acquisitions, disposals and licensing transactions, R&D performance, product launches, successful implementation of growth or cost containment initiatives, or the successful launch of new sites or operations.

Compensation of the Chairman and Chief Executive Officer in 2007

        The Compensation Committee met in a separate session with external advisors but without the Chairman and Chief Executive Officer on January 10, 2008, to determine the amount of his compensation for 2007.

        The Compensation Committee based its decision on its assessment of the Chairman and Chief Executive Officer's performance versus his financial and non-financial targets set by the Board taking into account the year-end feedback collected by the Lead Director from each independent Director. The results were assessed from a quantitative and qualitative perspective. Moreover, given its conviction that judgment should be applied in addition to focusing on metrics when assessing a senior executive's performance, the Compensation Committee also applied discretion in its assessment this year.

        Taking the above into consideration, the Compensation Committee concluded that, with the exception of certain targets related to the Pharmaceuticals Division, the Chairman and Chief Executive Officer met or exceeded all his financial and non-financial targets.

        Despite clear set-backs in the US, which is its biggest market, the Pharmaceuticals Division showed dynamic growth and met or exceeded its financial targets in all other regions. In clinical development the portfolio was expanded to 140 projects, more than ever before. Also, the Pharmaceuticals Division obtained 15 positive regulatory decisions out of a total of 17, the exceptions being Galvus and Prexige in the US.

        Outside the Pharmaceuticals Division, the Compensation Committee particularly welcomed the substantial growth in all other divisions (Sandoz, Vaccines & Diagnostics and Consumer Health), each of them exceeding their respective financial targets. Further, the successful disposal of Gerber and Medical Nutrition led to Novartis becoming a pure healthcare company while at the same time improving its financial strength. In addition, the Compensation Committee noted the excellent retention rate within Novartis of over 95% of high performers and high potential associates.

        The compensation granted by the Compensation Committee to the Chairman and Chief Executive Officer for 2007 is detailed in the table below.

Compensation of Other Executive Committee Members

General Process

        In January, the Board meets with the Chairman and Chief Executive Officer to review and discuss the performance of other members of the Executive Committee for the previous year, taking into account the audited financial results as well as the level of achievement of individual financial and non-financial targets.

        In a separate session, the Compensation Committee decides, in the presence of the Chairman and Chief Executive Officer and based on his recommendations, on the variable compensation for other members of the Executive Committee and other key executives for the previous year. At the same meeting, the Compensation Committee decides on the target compensation packages for these executives for the coming year.

        In addition to the full-year assessment, the mid-year performance of other members of the Executive Committee is reviewed in June. At the same time, the Board also carries out a mid-year review of the performance of the individual businesses.

        At any point during the year, restricted special share awards may be granted for performance or retention reasons.

Compensation of Other Executive Committee Members in 2007

        At its meeting on January 10, 2008, the Compensation Committee decided on the amounts of variable compensation for 2007 for the other members of the Executive Committee by applying the principles described above. The specific compensation decision made for each member of the Executive Committee reflects their achievements against the financial and non-financial performance targets established for each of them at the beginning of the year.

Disclosure Principles for Executive Committee Compensation

        The table below discloses the compensation granted to members of the Executive Committee for 2007. The following paragraphs describe the principles underlying the data in the table.

Alignment of Reporting and Performance

        The table synchronizes the reporting of annual compensation with the performance in that specific year, i.e. all amounts awarded for performance in 2007 are included in full.

Valuation Principles

        Shares and share options under the compensation plans are generally granted with a vesting(1) period. In addition, associates in Switzerland, including members of the Executive Committee, may irrevocably block(2) shares received under any compensation plan for up to 10 years.

(1)
Vesting refers to the waiting period under an equity-based incentive plan that must expire before the associate becomes irrevocably entitled to the shares or share options involved. If an associate leaves before the end of the vesting period for reasons other than retirement, disability or death, the associate will generally forfeit his or her rights to unvested shares or share options.

(2)
Blocking refers to the ability of associates in Switzerland to irrevocably commit not to sell their shares for a period of up to ten years from the date of grant. Novartis encourages associates to block their shares because doing so aligns the associates' interests with those of shareholders.

        The Compensation Committee believes that such restrictions affect the value of the shares and share options.

        The Swiss Federal Tax Administration, in its Kreisschreiben Nr. 5, provides for a methodology pursuant to which unvested or blocked shares or share options shall be valued with a discount for each year they are unvested or blocked. In addition, for the valuation of share options, the Swiss Tax Authorities apply—in a standing practice for Novartis (since 1997)—an option valuation model based on Black-Scholes reflecting Novartis dividend assumptions.

        In the Compensation Committee's view, this is the appropriate methodology to report the economic value of shares and share options for executive compensation under Swiss law because, unlike IFRS, it takes into account that executives may only dispose of their shares or options following the expiry of the relevant vesting or blocking period. The application of this methodology to determine the value of the shares and share options granted for the year 2007 is explained in footnote 9 to the table below.

        See "Item 18. Financial Statements—note 28" for information on executive and director compensation as calculated under IFRS.

Loans and Other Payments to Members of the Executive Committee

Loans to Members of the Executive Committee

        No loans were granted to current or former members of the Executive Committee during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Members of the Executive Committee

        During 2007, no payments (or waivers of claims) other than those set out in the Executive Compensation table below were made to current members of the Executive Committee or to "persons closely linked"(3) to them.

(3)
"Persons closely linked" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Payment to Former Members of the Executive Committee

        During 2007, no payments (or waivers of claims) were made to former members of the Executive Committee or to "persons closely linked"(3) to them.

Executive Committee Compensation for Performance in 2007(1)

		Base Compensation	Variable Compensation					Other Compensation			Total		Total
			Bonus		Equity Plan "Select"		Long-Term Performance Plan	Special Share Awards	Pension Benefits	Other		Future LSSP(10) Match	Including Future LSSP(11),(12) Match
Name	Currency	Cash (amount)	Cash (amount)	Shares (number)(2)	Shares (number)(3)	Options (number)(4)	Shares (number)(5)	Shares (number)(6)	(amount)(7)	(amount)(8)	(amount)(9)	Shares (number)	(amount)
Daniel Vasella (Chairman & Chief Executive Officer)	CHF	3,000,000	0	70,258	0	1,290,631	45,300	53,996	150,970	166,630	14,524,233	70,258	17,037,002
Urs Baerlocher (retired August 31, 2007)	CHF	560,000	0	9,444	18,887	0	5,766	0	61,292	0	1,835,054	0	1,835,054
Raymund Breu	CHF	1,098,504	0	17,221	0	421,798	8,329	0	98,361	0	3,747,235	17,221	4,207,486
Juergen Brokatzky-Geiger	CHF	630,920	0	8,903	0	109,016	4,783	0	185,628	12,823	1,984,822	8,903	2,410,938
Paul Choffat (retired May 11, 2007)	CHF	298,392	273,333	0	0	0	0	14,307	60,393	2,594,732	4,226,909	0	4,226,909
Thomas Ebeling	CHF	1,130,004	440,800	0	17,203	105,335	12,798	0	153,115	98,339	3,665,933	0	3,665,933
Mark C. Fishman	USD	925,000	15,458	13,372	34,097	184,870	8,763	0	160,834	106,509	4,689,956	13,372	5,269,114
Joseph Jimenez (joined April 16, 2007)	CHF	587,503	246,750	3,853	0	157,266	4,531	0	193,907	348,226	2,414,659	3,853	2,599,072
Joerg Reinhardt	CHF	915,004	0	17,237	57,456	0	6,947	10,000	166,206	29,522	5,080,767	17,237	5,697,247
Andreas Rummelt	CHF	906,674	0	14,066	46,886	0	6,871	0	169,552	10,257	4,872,511	14,066	5,545,738
Thomas Wellauer	CHF	616,670	0	8,712	0	106,693	4,682	0	167,864	8,880	1,848,447	8,712	2,265,421

Total(13)	CHF	10,853,488	979,430	163,066	174,529	2,375,609	108,770	78,303	1,600,256	3,397,199	49,827,590	153,622	55,812,695

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)
Participants elected to invest some or all of the value of their bonuses in the five-year Leveraged Share Savings Plan (LSSP) rather than to receive cash or to invest in the Swiss three-year Employee Share Ownership Plan (ESOP; if eligible). Daniel Vasella, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably extended the five-year blocking period of these shares to ten years; Urs Baerlocher has blocked his bonus award in unrestricted shares for ten years.

(3)
Thomas Ebeling has voluntarily and irrevocably blocked these shares (including the two-year vesting period) for ten years and Joerg Reinhardt for five years; Urs Baerlocher has blocked his "Select" share award for ten years.

(4)
Novartis employee share options are tradable. Options granted under the Novartis Equity Plan "Select" outside North America will expire on January 10, 2018, have a two-year vesting period in Switzerland (three years in other countries) and have an exercise price of CHF 64.05 per share (the closing price of Novartis shares on the grant date of January 11, 2008). Options on ADSs granted to participants in North America will expire on January 10, 2018, have a three-year vesting period and an exercise price of USD 57.96 per ADS (the closing price of Novartis ADSs on the grant date of January 11, 2008).

(5)
Awarded under the Long-Term Performance Plan based on the achievement of Economic Value Added (EVA) objectives over the performance period ended December 31, 2007. Daniel Vasella, Urs Baerlocher, Raymund Breu and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years, Thomas Wellauer for five years and Joseph Jimenez for three years.

(6)
Consists of unrestricted share awards to Daniel Vasella and Paul Choffat, and a restricted share award to Joerg Reinhardt with a five-year cliff vesting period. Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these shares for ten years.

(7)
Service costs of pension and post-retirement healthcare benefits accumulated in 2007, and employer contributions to defined contribution pension plans in 2007.

(8)
Includes perquisites and other compensation paid during the year; does not include cost allowances and tax-equalization payments regarding the international assignment of Joerg Reinhardt.

(9)
Values of shares granted are discounted by 6% per year depending on the length of the combined vesting and blocking period. For example, the value of a share award subject to a two-year vesting/blocking period calculated in accordance with the described methodology equals 89% of its market value at the grant date. The value of a share award with a combined vesting/blocking period of ten years equals 55.839% of its market value at the grant date. The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

  The values of share options granted are reported based on the valuation principles contained in a tax ruling from the Swiss tax authorities, reflecting the principles as disclosed in the aforementioned Kreisschreiben Nr. 5. According to this methodology, tradable share options under the Equity Plan "Select" with a vesting period of two years have a value of CHF 3.88 per option at grant. The corresponding value for share options on ADSs with a vesting period of three years is USD 3.98 per option.

(10)
Reflects shares to be awarded in the future if the associate remains with the Group. The members of the Executive Committee were invited to invest their bonus awards for 2007 in the leveraged share saving plans—either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP)—to further align their interest with those of the shareholders. Under the plan rules, participants will receive additional shares ("matching shares") after the expiration of either the three- or five-year vesting period. Under the five-year LSSP plan, each share invested entitles the participant to receive one matching share. Under the three-year ESOP plan, for every two shares invested, the participant receives one matching share. If a participant leaves prior to the expiration of the vesting period, in general no matching shares will be awarded. Raymund Breu has voluntarily and irrevocably blocked these matching shares for 15 years (including the five-year vesting period); Daniel Vasella and Joerg Reinhardt have voluntarily and irrevocably blocked these matching shares for ten years (including the five-year vesting period).

(11)
The values of shares and options reflected in this column have been calculated using the valuation methodology described in footnote 9. Regarding the valuation of matching shares (please see footnote 10) the following applies: If a member of the Executive Committee has chosen to irrevocably block the shares to be received in the future under the five-year Leveraged Share Savings Plan for an additional 10 years, (leading to a combined vesting/ blocking period of 15 years), then the value of the matching shares reflected in the table will be 41.727% of the share price on the grant date. The closing share price on the grant date (January 11, 2008) was CHF 64.05 per Novartis share and USD 57.96 per ADS.

(12)
All amounts are gross amounts (i. e. including social security due by the employee). The employer's share of social security contributions is not included.

(13)
Amounts in USD for Mark Fishman were converted at a rate of CHF 1.199802 = USD 1.00, which is the same average foreign exchange rate used in the Group's consolidated financial statements.

NON-EXECUTIVE DIRECTOR COMPENSATION AND SHAREHOLDINGS

General Principles

        Based on a proposal made by the Compensation Committee, the Board determines the compensation of Non-Executive Directors. They receive an annual fee in an amount that varies with the responsibilities of each Director. They do not receive additional fees for attending meetings or acting as committee chairs.

        Directors can choose to receive the annual fee in cash, shares or a combination. Directors cannot get share options.

Contracts with Non-Executive Directors

        There are no service contracts with any Non-Executive Director other than with Alexandre F. Jetzer. The contract with Alexandre F. Jetzer does not provide for any severance payments or for benefits upon termination.

Loans and Other Payments to Non-Executive Directors

Loans to Non-Executive Directors

        No loans were granted to current or former Non-Executive Directors during 2007. No such loans were outstanding as of December 31, 2007.

Other Payments to Non-Executive Directors

        During 2007, no payments (or waivers of claims) other than those set out in the Non-Executive Compensation table below were made to current Non-Executive Directors or to "persons closely linked" (see definition on page 139) to them.

Payments to Former Non-Executive Directors

        During 2007 no payments (or waivers of claims) were made to former Non-Executive Directors or to "persons closely linked" (see definition on page 139) to them, except for CHF 63,192 that was paid to the Honorary Chairman.

Compensation to Non-Executive Directors in 2007(1)

	Annual Cash Compensation (CHF)	Shares (number)	Total(2) CHF
Ulrich Lehner Vice Chairman Lead Director Chairman's Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Chair) Corporate Governance and Nomination Committee (Member)	656,250	5,405	1,050,005
Hans-Joerg Rudloff Vice Chairman Chairman's Committee (Member) Compensation Committee (Chair) Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	789,890	0	789,890
Peter Burckhardt Audit and Compliance Committee (Member)	16,875	6,178	334,155
Srikant Datar Audit and Compliance Committee (Member)	264,375	2,549	450,070
William W. George Chairman's Committee (Member) Compensation Committee (Member) Corporate Governance and Nomination Committee (Chair)	150,050	6,177	600,045
Alexandre F. Jetzer(3)	10,396	4,805	205,858
Pierre Landolt Corporate Governance and Nomination Committee (Member)	128,401	4,036	422,424
Andreas von Planta Audit and Compliance Committee (Member)	323,045	2,060	435,188
Wendelin Wiedeking	112,493	3,532	369,800
Rolf M. Zinkernagel Corporate Governance and Nomination Committee (Member)	423,478	3,569	641,781

Total	2,875,253	38,311	5,299,216

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation.

(2)
A Non-Executive Director who is tax resident of Switzerland can voluntarily and irrevocably choose to block the shares. In 2007, Peter Burckhardt blocked his shares for six years, Alexandre F. Jetzer for ten years, Andreas von Planta for five years and Rolf M. Zinkernagel for three years. The value of the shares reflected in this table have been calculated using the valuation methodology described under "—Disclosure Principles for Executive Committee Compensation—Valuation Principles".

(3)
In addition, Alexandre F. Jetzer was paid CHF 300,000 for consulting services.

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY EXECUTIVE COMMITTEE MEMBERS

Ownership Guidelines

        The Board requires Executive Committee members to own at least a certain multiple of their base salary in Novartis shares or vested tradable share options. The multiple is five for the Chairman and Chief Executive Officer and three for other Executive Committee members. Executive Committee members are given three years from the date of nomination to comply with the minimum shareholding requirements. In the event of a substantial drop in the share price, the Board may, at its discretion, extend that time period. As of January 11, 2008, all Executive Committee members who have served at least three years on the Executive Committee, complied with the share ownership guidelines.

Shares and Share Options Owned

        The total number of vested and unvested Novartis shares (excluding unvested matching shares from leveraged share savings plans) and share options owned by members of the Executive Committee as of January 11, 2008 is shown in the table below.

        As of January 11, 2008, no member of the Executive Committee together with "persons closely linked" to them (see definition on page 139) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

Shares Owned by Executive Committee Members

Number of Shares Owned(1)
Daniel Vasella	2,020,319
Raymund Breu	386,527
Juergen Brokatzky-Geiger	89,488
Thomas Ebeling	277,843
Mark C. Fishman	232,640
Joseph Jimenez	13,164
Joerg Reinhardt	355,965
Andreas Rummelt	233,257
Thomas Wellauer	33,252

Total	3,642,455

(1)	Includes holdings of "persons closely linked" to members of the Executive Committee (see definition on page 139).

Shares Options Owned by Executive Committee Members

	Number of Share Options Owned(1)
	2008	2007	2006	2005	2004	Other	Total
Daniel Vasella	1,290,631	802,855	0	1,387,790	103,808	0	3,585,084
Raymund Breu	421,798	479,929	416,667	496,381	324,556	0	2,139,331
Juergen Brokatzky-Geiger	109,016	55,130	47,620	34,127	9,559	0	255,452
Thomas Ebeling	105,335	317,529	0	0	0	0	422,864
Mark C. Fishman	184,870	142,724	124,876	151,659	112,932	254,748	971,809
Joseph Jimenez	157,266	0	0	0	0	0	157,266
Joerg Reinhardt	0	158,787	105,687	0	48,933	0	313,407
Andreas Rummelt	0	0	0	0	0	0	0
Thomas Wellauer	106,693	0	0	0	0	0	106,693

Total	2,375,609	1,956,954	694,850	2,069,957	599,788	254,748	7,951,906

(1)
Share options disclosed for a specific year were granted under the Novartis Equity Plan "Select". The column "Other" refers to options granted in 2003 or earlier, and to options bought by the members of the Executive Committee or "person closely linked" (see definition on page 139) to them on the market.

Terms of Options Granted to Members of the Executive Committee

        The share options granted to the members of the Executive Committee under the share-based compensation plans are exercisable for one share each (1:1). The terms of the options granted since 2004 are shown in the table:

Grant Year	Exercise Price (CHF/USD)	Vesting (years) (CH/US)	Term (years)
2008	64.05/57.96	2/3	10
2007	72.85/58.38	2/3	10
2006	71.30/54.70	2/3	10
2005	57.45/47.84	2/3	10
2004	57.45/46.09	2/3	10

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY NON-EXECUTIVE DIRECTORS

Ownership Guidelines

        Non-Executive Directors are required to own at least 5,000 Novartis shares within three years after joining the Board. As of December 31, 2007, all Non-Executive Directors who have served at least three years on the Board complied with these share ownership guidelines.

Shares and Share Options Owned

        The total number of vested and unvested shares and share options owned by Non-Executive Directors and persons closely linked to them as of January 11, 2008 is shown in the tables:

Number of Shares Owned(1)
Ulrich Lehner	22,193
Hans-Joerg Rudloff	109,791
Peter Burckhardt	19,052
Srikant Datar	11,952
William W. George	125,042
Alexandre F. Jetzer	75,335
Pierre Landolt	19,709
Andreas von Planta	104,238
Wendelin Wiedeking	19,118
Marjorie M. Yang	3,800
Rolf M. Zinkernagel	22,800

Total	533,030

(1)	Includes holdings of "persons closely linked" to Non-Executive Directors (see definition on page 139).

	Number of Share Options Owned
	Granted by Novartis in 2002 or earlier(1)	Other Share Options Acquired in the Market(2)	Total
Ulrich Lehner	0	0	0
Hans-Joerg Rudloff	24,570	0	24,570
Peter Burckhardt	0	0	0
Srikant Datar	10,000	0	10,000
William W. George	44,835	0	44,835
Alexandre F. Jetzer	32,214	0	32,214
Pierre Landolt	24,191	0	24,191
Andreas von Planta	0	0	0
Wendelin Wiedeking	0	0	0
Marjorie M. Yang	0	0	0
Rolf M. Zinkernagel	23,597	0	23,597

Total	159,407	0	159,407

(1)
The last year in which Novartis granted share options to Non-Executive Directors was in 2002. In 2002, Novartis granted 79,087 share options to the Non-Executive Directors at an exercise price of CHF 62 and a term of 9 years.

(2)
Includes holdings of "persons closely linked" to Non-Executive Directors (see definition on page 139).

        As of January 11, 2008, none of the Non-Executive Directors together with "persons closely linked" to them (see definition on page 139) owned 1% or more of outstanding shares of Novartis, either directly or through share options.

PENSIONS AND HEALTHCARE PLANS

General Policy

        Pension benefits at Novartis are generally designed to provide a safety net against financial hardship that may result from disability or death as well as to provide a reasonable level of retirement income reflecting the number of years of service with Novartis. As a general policy, the level of pension benefits provided to associates is country specific and is influenced by local market practice and regulations. Since a significant number of associates are employed either in Switzerland or the US, the pension and healthcare benefits in those countries are described in more detail below.

Swiss Pension Plans

Swiss Pension Fund

        The Swiss Pension Fund of Novartis operates a defined benefit plan that provides retirement benefits and risk insurance for death and disability. The Swiss Pension Fund is funded by contributions from Group companies and the insured associates. The Swiss Pension Fund insures remuneration up to a maximum base salary of CHF 220,000 per year, reduced with an offset of 30% of salary up to a maximum of CHF 24,120. Bonuses of associates with base salaries below CHF 220,000 are insured through a defined contribution incentive/bonus pension plan, which is financed through contributions by Novartis and the insured associates.

Swiss Management Pension Fund

        The Swiss Management Pension Fund is essentially a defined contribution plan that also provides retirement benefits and risk insurance for death and disability for components of remuneration in excess of the maximum insurable amount of base salary described in the previous paragraph. The Swiss Management Pension Fund insures base salary above CHF 220,000, and bonus, up to an aggregate maximum of CHF 795,600; it is funded through contributions by Novartis and the insured associates.

US Pension Plans

US Defined Benefit Plan

        The pension plan for certain US-based associates of Novartis Corporation and its US affiliates is a funded, tax-qualified, non-contributory defined benefit pension plan. The amount of annual earnings covered by the pension plan is generally equal to the associate's base salary and annual bonus. The amount of annual earnings that may be considered in calculating benefits under this pension plan is limited by law (in 2007: USD 225,000). Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans to cover associates for amounts over and above this limitation. The defined benefit pension plans were closed for new entrants in 2003 and 2005 and as from January 1, 2006, new US-based associates all participate in the US defined contribution plans described below.

US Defined Contribution Plans

        Associates of a Group company located in the US generally are eligible to participate in tax-qualified defined contribution plans in which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a matching contribution from the company that is generally USD 1 for each USD 1 contributed by the participant. Associates can receive up to 6% of their base salary and annual bonus as employer contributions.

        In addition, certain Group companies in the US sponsor defined contribution plans, with contributions ranging from 3% to 10% of annual covered compensation. Associates who still accrue service years in the US defined benefit plan do not receive such company contributions.

        Novartis Corporation and its US subsidiaries also maintain various unfunded supplemental defined contribution plans to cover associates for amounts over and above the USD 225,000 limitation.

Healthcare Plans

        In Switzerland, Novartis does not provide healthcare benefits to associates. In other countries, healthcare plans have been established in accordance with local market practices.

        In the US, all Group companies offer associates healthcare benefits that are subsidized by the company. Certain Group companies also provide contributory post-retirement medical programs that complement US government-provided Medicare.

Benefits to the Members of the Executive Committee

        The members of the Executive Committee (with the exception of Mark C. Fishman) participate in the same Swiss pension plans as other associates employed in Switzerland. The Swiss Pension Fund aims to provide a maximum pension of 60% of the insured remuneration under its plan. For participants in the Swiss Management Pension Fund, Novartis pays 20% of the insured remuneration as an additional contribution.

        The US defined benefit pension formula that applies to Mark C. Fishman is a pension equity plan (PEP) formula that applies to other participating US associates. Benefits under the PEP formula are based on:

  •
  The associate's highest average earnings for a five-calendar year period during the last 10 calendar years of service with Novartis; and

  •
  The associate's accumulated PEP credits (expressed as a percentage of final average earnings, and ranging from 2% to 15% for each year of service based on the associate's attained age and accumulated service in a particular year).

        Benefits accrued under the PEP plan are payable after retirement in the form of an annuity or a lump sum. The US defined contribution plan that applies to Mark C. Fishman is the same plan that applies to other participating US associates; however, the additional company contribution does not apply to him.

        In 2007, contributions to defined benefit plans amounted to USD 14,760 for Mark C. Fishman and CHF 162,937 for other members of the Executive Committee. For defined contribution plans, the contribution amounted to USD 55,655 for Mark C. Fishman and CHF 1,013,663 for other members of the Executive Committee.

Executive Committee Accumulated Pension Benefits

        The pension benefits accumulated by Executive Committee members in the defined benefit plans as of December 31, 2007, as well as the employer pension contributions in 2007, are summarized in the following table:

	Currency	Accumulated Benefit in Defined Benefit Plans(1)	Employer Contributions to Defined Benefit Plans	Employer Contributions to Defined Contribution Plans
Daniel Vasella	CHF	86,304	18,632	125,340
Urs Baerlocher	CHF	117,672	12,422	83,560
Raymund Breu	CHF	106,896	18,632	125,340
Juergen Brokatzky-Geiger	CHF	90,459	18,609	120,476
Paul Choffat(2)	CHF	98,676	7,754	41,780
Thomas Ebeling	CHF	70,116	18,632	115,120
Mark C. Fishman	USD	91,003	14,760	55,655
Joseph Jimenez	CHF	1,968	12,406	57,187
Joerg Reinhardt	CHF	78,696	18,632	115,120
Andreas Rummelt	CHF	87,168	18,609	115,120
Thomas Wellauer	CHF	419,172	18,609	114,620

(1)
Accumulated benefits may include voluntary employee contributions or transfers of portability sums from previous employers' pension funds.

(2)
Paul Choffat, who retired from his position in May 2007, was permitted to continue contributing to the Swiss Pension Fund and the Swiss Management Pension Fund as an external member at his own expense.

Benefits to Non-Executive Directors

        No pension benefits are granted to Non-Executive Directors.

APPROVAL OF EXECUTIVE COMPENSATION

        The Board is convinced that the contents of this Item 6.B should not be submitted to a consultative shareholders' vote because the individual performance assessment and the determination of compensation of the members of the Executive Committee is the responsibility of the Compensation Committee and the Board.

6.C  Board Practices

BOARD OF DIRECTORS

Composition of the Board of Directors as of January 1, 2008:

	Age	Director Since	Term Expires
Daniel Vasella	54	1996	2010
Ulrich Lehner	61	2002	2008
Hans-Joerg Rudloff	67	1996	2010
Peter Burckhardt	68	1996	2008
Srikant Datar	54	2003	2009
William W. George	65	1999	2009
Alexandre F. Jetzer	66	1996	2008
Pierre Landolt	60	1996	2008
Andreas von Planta	52	2006	2009
Wendelin Wiedeking	55	2003	2009
Marjorie M. Yang	55	2008	2010
Rolf M. Zinkernagel	63	1999	2009

        Birgit Breuel retired from the Board effective March 6, 2007. Marjorie M. Yang was elected at the Annual General Meeting of March 6, 2007, with a term of office beginning on January 1, 2008.

Independence of Directors

        The independence of Directors is a key corporate governance issue. Accordingly, Novartis established independence criteria that are intended to reflect international best-practice standards. These independence criteria (last revised on October 17, 2007) can be found on the Novartis website: www.novartis.com/investors/governance-documents.shtml

        The Corporate Governance and Nomination Committee annually submits to the Board a proposal concerning the determination of the independence of each Director. For this assessment, the Committee considers all relevant facts and circumstances of which it is aware.

        In its meeting on December 12, 2007, the Board determined that all of its members, except for Daniel Vasella and Alexandre F. Jetzer, are independent. Daniel Vasella, the Chief Executive Officer, is the only Director that is also an executive of Novartis. Alexandre F. Jetzer acts for Novartis under a consultancy agreement to support various government relations activities of Novartis.

        The Board has delegated Rolf M. Zinkernagel, who won a Nobel Prize for Medicine in 1996, to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD) and to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF). The Board concluded that these activities are supervisory, and not consultancy, in nature and therefore do not affect his independence as Director.

Election and Term of Office

        All Directors are elected individually. Directors are elected to terms of office of three years or less at Annual General Meetings by shareholders. The terms of office among Directors are to be coordinated so that approximately one-third of all Directors are subject each year to re-election or election. Under Swiss law, a General Meeting of shareholders is entitled to remove any Director at any time, regardless of his or her remaining term of office.

        The average tenure of Directors is eight years and the average age is 60. In principle, a Director must retire after reaching age 70. Under certain circumstances, shareholders may grant an exemption from this rule and re-elect a Director for additional terms of office of no more than three years at a time.

Chairman and Chief Executive Officer

        The Board regularly reviews the position of the Chairman and Chief Executive Officer. Presently, the Board is of the firm opinion that it is in the best interest of Novartis and its shareholders that Daniel Vasella serves as Chairman and Chief Executive Officer of the Group.

        A number of leading corporate governance codes recognize that the combination of the chairman and chief executive officer roles can be advantageous for a company if combined with an appropriate set of checks and balances. These checks and balances include an independent Lead Director, a majority of independent Directors, regular private meetings of the independent Directors chaired by the Lead Director and separate Board committees (Corporate Governance and Nomination Committee, Audit and Compliance Committee and Compensation Committee) that all are composed exclusively of independent Directors. Novartis has instituted all of these checks and balances.

Lead Director

        In 2006, the Board appointed Ulrich Lehner as Lead Director. His responsibilities include ensuring an orderly evaluation of the performance of the Chairman and Chief Executive Officer, chairing the Board's private sessions (i.e., meetings of the independent Directors) and leading the independent Directors in the event of a crisis or in matters requiring their separate consideration or decision. The Lead Director is also a member of all Board committees.

        In 2007, the independent Directors held two private sessions chaired by the Lead Director.

Role and Functioning of the Board

        The Board holds the ultimate decision-making authority for Novartis AG in all matters, except for those decisions reserved by law for shareholders.

        The Chairman sets the agendas of Board meetings. Any Director may request a Board meeting or the inclusion of an item on the agenda. Directors are provided, in advance of Board meetings, with materials intended to prepare them to discuss the items on the agenda. Decisions are made by the Board as a whole, with the support of its four committees (Chairman's Committee, Compensation Committee, Audit and Compliance Committee, and Corporate Governance and Nomination Committee).

        The primary functions of the Board include:

  •
  Providing the strategic direction of the Group;

  •
  Determining the organizational structure and the manner of governance of the Group;

  •
  Supervising the business operations overall;

  •
  Approving major acquisitions or divestments;

  •
  Structuring the accounting system, financial controls and financial planning;

  •
  Reviewing and approving the annual financial statements and results release of Novartis AG and the Group;

  •
  Appointing and dismissing members of the Executive Committee, the Head of Internal Audit and other key executives;

  •
  Promulgating and overseeing compliance with fundamental corporate policies, in particular on financial matters, corporate governance and citizenship, personnel and environmental matters;

  •
  Preparing matters to be presented at General Meetings, including Novartis AG's financial statements and the consolidated financial statements for the Group;

  •
  Regularly evaluating the performance of the Chairman and Chief Executive Officer and reviewing the performance of the members of the Executive Committee; and

  •
  Performing an annual self-evaluation.

        These details are regulated in the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (Board Regulations), which are published on the Novartis website: www.novartis.com/investors/en/corporate_governance

Role and Functioning of the Board Committees

        Each Board committee has a written charter outlining its duties and responsibilities and is led by a Chair elected by the Board. The Board committees meet regularly to consider the items on the agenda determined by the Chair. Board committee members are provided, in advance of meetings, with materials intended to prepare them to discuss the items on the agenda.

The Chairman's Committee

        The Chairman's Committee is composed of four Directors. This Committee makes decisions on financial and other matters delegated by the Board to the Chairman's Committee in accordance with the Board Regulations. In addition, in urgent cases, the Chairman's Committee also makes decisions and takes preliminary actions on behalf of the Board. The Committee's charter is published on the Novartis website: www.novartis.com/investors/en/corporate_governance

The Compensation Committee

        The Compensation Committee is composed of three independent Directors. This Committee reviews Group-wide compensation policies and programs, including share option programs and other incentive-based compensation, for approval by the Board. The Compensation Committee advises the Board on the compensation of Non-Executive Directors, decides on the compensation of the Chairman and Chief Executive Officer, the members of the Executive Committee and other key executive officers, and approves the employment contracts of these executives. The Compensation Committee has the authority to retain external compensation consultants and other advisors.

        The Charter of the Compensation Committee is published on the Novartis website: www.novartis.com/investors/en/corporate_governance

The Audit and Compliance Committee

        The Audit and Compliance Committee is composed of five independent Directors. This Committee has determined that Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the SEC. The Board has also determined that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

        The Audit and Compliance Committee's main duties include:

  •
  Evaluating and selecting the external auditors to be nominated for election at the Annual General Meeting;

  •
  Reviewing the external auditors' terms of engagement;

  •
  Determining the scope and the review of the results of external and internal audits;

  •
  Reviewing (together with the Group's external and internal auditors and financial and accounting management) whether the accounting policies and financial controls are appropriate, effective and compliant with the applicable accounting standards;

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

        The Charter of the Audit and Compliance Committee is published on the Novartis website: www.novartis.com/investors/en/corporate_governance

The Corporate Governance and Nomination Committee

        The Corporate Governance and Nomination Committee is composed of five independent Directors. This Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include regular reviews of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee annually reviews the independence status of each Director. In addition, the Corporate Governance and Nomination Committee identifies candidates for election as Directors.

        The Charter of the Corporate Governance and Nomination Committee is published on the Novartis website: www.novartis.com/investors/en/corporate_governance

Board and Committees—Attendance, Number and Duration of Meetings in 2007

	Full Board		Chairman's Committee		Compensation Committee		Audit and Compliance Committee		Corporate Goverance and Nomination Committee
Number of meetings in 2007	10		9		6		7		3
Approximate duration of each meeting (hours)	6		2		2		2-3		2
Daniel Vasella	10	(1)	9	(1)
Ulrich Lehner	10		8		6		6	(1)	3
Hans-Joerg Rudloff	10		9		6	(1)	6		2	(2)
Birgit Breuel(3)	0						2
Peter Burckhardt	10						4	(4)
Srikant Datar	10						7
William W. George	10		9		6				3	(1)
Alexandre F. Jetzer	10
Pierre Landolt	10								3
Andreas von Planta	10						7
Wendelin Wiedeking	8
Rolf M. Zinkernagel	10								3

(1)
Chair

(2)
Until November 2007

(3)
Until March 6, 2007

(4)
Since March 2007

INFORMATION AND CONTROL SYSTEMS OF THE BOARD VIS-À-VIS MANAGEMENT

The Board

        The Board ensures that it receives sufficient information from the Executive Committee to perform its supervisory duty and to make decisions that are reserved for the Board. The authority of the Board to determine the compensation of the members of the Executive Committee is an important element to ensure the alignment of Executive Committee members with the interests of Novartis and its shareholders.

        The Board obtains the information required to perform its duties through several means:

  •
  Since the Chairman is also the Chief Executive Officer of Novartis, who heads the meetings of the Executive Committee, he is fully informed on all current developments;

  •
  The Chairman and Chief Executive Officer informs all Directors regularly about current developments, including by regularly submitting written reports;

  •
  The minutes of Committee meetings are made available to the Directors;

  •
  Informal teleconferences are held as required between Directors and the Chairman and Chief Executive Officer or the Lead Director;

  •
  A session is held at each Board meeting with all members of the Executive Committee;

  •
  The Board is updated in detail by each Division Head on a quarterly basis;

  •
  By invitation, members of management are invited to attend Board meetings to report on areas of the business within their responsibility; and

  •
  Directors are entitled to request information from members of the Executive Committee or any other Novartis associate, and may also visit any Novartis site.

Board Committees

        Board committees regularly meet with management and, at times, outside consultants to review the business, better understand applicable laws and policies affecting the Group and support management in meeting the requirements and expectations of stakeholders.

        In particular, the Chief Financial Officer and representative of the external auditors are invited to meetings of the Audit and Compliance Committee. Furthermore, the Heads of Internal Audit, Risk Management and Compliance, as well as the Business Practices Officer, report on a regular basis to the Audit and Compliance Committee.

        The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board. For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the Heads of the Divisions, the Heads of finance of the Divisions and the Heads of the following Corporate Functions: Legal, Treasury, Financial Reporting & Accounting, Internal Audit and Investor Relations. Decisions made by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the quarterly and annual release.

Internal Audit

        The Internal Audit function carries out operational and system audits in accordance with an audit plan adopted by the Audit and Compliance Committee; assists organizational units in the accomplishment of objectives by providing an independent approach to the evaluation, improvement and effectiveness of their internal control framework; prepares reports regarding the audits it has performed; and reports actual or suspected irregularities to the Audit and Compliance Committee and the Chairman of the Board.

        The Audit and Compliance Committee regularly reviews the scope of Internal Audit, the audit plans and the results of the internal audits.

Corporate Risk Management

        The Corporate Risk Management function reports to the Board on a regular basis on risk assessment and risk management. Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk and risk mitigation is allocated to the Divisions, with specialized corporate functions such as Group Quality Operations; Corporate Health, Safety and Environment; and Business Continuity providing support and controlling the effectiveness of the risk management by the Divisions.

MANAGEMENT OF THE GROUP

        The Board has delegated to the Executive Committee the coordination of the Group's day-to-day business operations. The Executive Committee is headed by the Chief Executive Officer.

        The primary functions of the Executive Committee include:

  •
  Implementing the strategies and policies adopted by the Board;

  •
  Regularly assessing the achievement of targets set for the businesses;

  •
  Drawing up corporate policies, strategies and strategic plans for approval by the Board;

  •
  Submitting to the Board and its committees any proposed changes in management positions of material significance, capital investments, financial measures, acquisitions or divestitures of companies, participations and businesses, contracts of material significance and budgets;

  •
  Implementing matters that have been approved by the Board or its committees;

  •
  Preparing and submitting quarterly and annual reports to the Board or its committees;

  •
  Informing the Board of all matters of fundamental significance to the businesses;

  •
  Appointing and promoting senior management as well as the selection and promotion of new and potential management personnel;

  •
  Implementing modifications to the Group's organization;

  •
  Ensuring the efficient operation of the Group and achievement of optimized results;

  •
  Promoting an active internal and external communications policy;

  •
  Ensuring that management capacity, financial and other resources are provided and used efficiently;

  •
  Promulgating guidelines; and

  •
  Dealing with any other matters as are delegated by the Board to the Executive Committee.

        The organizational structure and the details of the responsibility of the Executive Committee are set forth in the Board Regulations.

        The Board has not concluded any contracts with third parties to manage the business.

GROUP STRUCTURE

Novartis AG and Group Companies

        The registered domicile of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland. Business operations are conducted through Novartis Group companies. Novartis AG, a holding company organized under Swiss law, owns directly or indirectly all companies worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The most important Novartis subsidiaries and associated companies are listed in "Item 18. Financial Statements—note 32".

Divisions

        The Novartis Group conducts its business through four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health.

Majority Holdings in Publicly Traded Group Companies

        The shares of Idenix Pharmaceuticals, Inc. and Novartis India Limited are publicly traded. Novartis owns:

  •
  55.7% of Idenix Pharmaceuticals, Inc. The shares of Idenix Pharmaceuticals are listed for trading on NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX).

  •
  51% of Novartis India Limited. The remaining shares are registered for trading on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA).

Significant Minority Holdings in Publicly Traded Companies

        Novartis AG holds 33.3% of the bearer shares of Roche Holding AG, registered in Basel, Switzerland, and listed on the SWX Swiss Exchange (bearer shares: Valor No. 1203211, ISIN CH0012032113, symbol: RO). The market value of the Group's interest in Roche Holding AG, as of December 31, 2007, was USD 10 billion. Novartis does not exercise control over Roche, which is independently governed, managed and operated.

SHAREHOLDERS OF NOVARTIS AG

Significant Shareholders

        As of December 31, 2007, Novartis had more than 150,000 registered shareholders. According to the share register, the largest registered shareholders were:

  •
  The Novartis Foundation for Employee Participation, registered in Basel, Switzerland (holding 3.6% of the share capital) and

  •
  Emasan AG, registered in Basel, Switzerland (holding 3.2%).

        In addition:

  •
  Mellon Bank, Everett, Massachusetts (holding 2.3%); Nortrust Nominees, London (holding 2.4%); and JPMorgan Chase Bank, New York (holding 7.6%) held registered shares as nominees.

  •
  JPMorgan Chase Bank, as depositary for the shares represented by American Depositary Shares, was the registered holder of 12.4% of the share capital.

        As of December 31, 2007, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

Cross Shareholdings

        Novartis has no cross shareholdings in excess of either 5% of capital or 5% of voting rights in any other company.

Distribution of Novartis Shares

At December 31, 2007 Number of Shares Held	Number of Registered Shareholders	% of Registered Share Capital
1–100	18,148	0.04
101–1,000	90,420	1.48
1,001–10,000	40,583	4.12
10,001–100,000	3,948	3.80
100,001–1,000,000	507	5.71
1,000,001–5,000,000	79	6.28
5,000,001 or more	41	56.76
Total Registered Shares	153,726	78.19
Unregistered Shares		21.81

Total		100.00

Shareholders by Type and Geographic Region

At December 31, 2007	Shareholders in %	Shares in %
Individual shareholders	74.86	9.90
Legal entities	3.21	32.36
Nominees, fiduciaries	0.12	35.93
Unregistered Shares	21.81	21.81

Total	100.00	100.00

Switzerland	69.80	40.05
Europe	7.29	7.72
US	0.40	29.18
Other countries	0.70	1.24
Unregistered Shares	21.81	21.81

Total	100.00	100.00

CAPITAL STRUCTURE

Share Capital of Novartis AG

        The share capital of Novartis AG is CHF 1,364,485,500, fully paid-in and divided into 2,728,971,000 registered shares of CHF 0.50 nominal value each. Novartis has neither authorized nor conditional capital. There are no preferential voting shares. All shares have equal voting rights. No participation certificates, nonvoting equity securities (Genussscheine) or profit-sharing certificates have been issued.

        Novartis shares are listed on the SWX Swiss Exchange and traded on virt-x (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN.VX) as well as on the NYSE in the form of American Depositary Shares (ADS) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

Share Repurchase Programs

        Novartis began repurchasing its shares in 1999. Since then, five share repurchase programs have been completed with the repurchase of shares worth CHF 19 billion. Shares repurchased under the first program were not cancelled. However, shares repurchased under the second, third and part of the fourth program were cancelled.

        In 2007, 22.2 million shares were repurchased to complete the fourth program, as well as 63.2 million shares to complete the fifth program. The cancellation of these shares will be proposed at the Annual General Meeting in February 2008, along with a corresponding reduction in the share capital. We will also propose to the shareholders at the next Annual General Meeting a new CHF 10 billion share repurchase program (the sixth program) for their approval.

Changes in Share Capital

        Novartis has not increased its share capital during the last three years. As part of various share repurchase programs, Novartis has reduced its share capital as follows:

Capital Reductions Year of Reduction	Number of Shares Cancelled	Amount of Capital Reduced (in CHF)
2005	38,039,000	19,019,500
2006	10,200,000	5,100,000
2007	0	0

        A table with additional information on changes in the Novartis share capital structure in the last two years can be found at Item 18. Financial Statements—note 5.

Convertible or Exchangeable Securities

        Novartis has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than securities granted to associates as a component of compensation.

SHAREHOLDER RIGHTS

One Share One Vote

        Each registered share entitles the holder to one vote at General Meetings.

Other Shareholder Rights

        Shareholders representing at least 10% of the share capital may request that an extraordinary General Meeting of shareholders be convened. Shareholders representing shares with an aggregate nominal value of at least CHF 1,000,000 may request that an item be included in the agenda of a General Meeting of shareholders. Such requests must be made in writing at least 45 days before the date of the General Meeting, specify the item to be included in the agenda and contain the proposal on which the shareholder requests a vote.

        Shareholders have the right to receive dividends, appoint a proxy and hold such other rights as are granted under the Swiss Code of Obligations.

Registration as Shareholder

        No restrictions apply on the transferability of Novartis shares. However, only shareholders registered in the Novartis share register may exercise their voting rights. In order to be registered, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account.

Restriction on Registration with the Right to Vote

        The Articles of Incorporation provide that no shareholder shall be registered with the right to vote shares composing more than 2% of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction. Exemptions are in force for the two largest shareholders, the Novartis Foundation for Employee Participation and Emasan AG. In 2007, no other exemptions were requested. Given that shareholder representation at General Meetings has traditionally been low, Novartis considers the restriction on registration necessary to prevent a minority shareholder from dominating a General Meeting.

Restriction on Registration of Nominees

        The Articles of Incorporation provide that no nominee shall be registered with the right to vote shares composing 0.5% or more of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital.

Removal of Restrictions on Registration

        The restrictions on registration contained in the Articles of Incorporation may only be removed by a resolution of the General Meeting of shareholders, with approval of at least two-thirds of the votes represented at the meeting.

American Depositary Share Holders

        The same restrictions apply to holders of American Depositary Shares (ADS) as those holding Novartis shares (i.e. the right to vote up to 2% of the Novartis registered share capital—unless otherwise granted an exemption by the Board—and disclosure requirement for nominees, as described above).

        ADS holders may vote by instructing JPMorgan Chase Bank, the ADS depositary bank, to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADSs for which no voting instructions have been given by providing a discretionary proxy to the independent proxy appointed by Novartis pursuant to Swiss law.

Circumvention of Restrictions on Registration

        Shareholders, ADS holders or nominees that are linked to each other or act in concert to circumvent the restrictions on registration are treated as one single person or nominee for purposes of the restrictions on registration.

No Restriction on Trading of Shares

        Although no changes will be made to the share register kept by Novartis or the ADS register kept by JPMorgan Chase Bank from the respective record dates for shares and ADSs until after the General Meeting, the registration of shareholders does not affect the transferability of shares or ADSs. No trading restriction exists for registered shares or ADSs imposed by Novartis before, during or after a General Meeting.

Resolutions and Elections at General Meetings

        The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under the Articles of Incorporation, the approval of two-thirds of the votes represented is required for:

  •
  An alteration of the purpose of Novartis AG;

  •
  The creation of shares with increased voting power;

  •
  An implementation of restrictions on the transfer of registered shares and the removal of such restrictions;

  •
  An authorized or conditional increase of the share capital;

  •
  An increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property, or the grant of special rights;

  •
  A restriction or suspension of rights of options to subscribe;

  •
  A change of location of the registered office of Novartis AG; or

  •
  The dissolution of Novartis AG without liquidation.

CHANGE-OF-CONTROL PROVISIONS

No Opting Up, No Opting Out

        The Swiss Stock Exchange Act provides that anyone who, directly, indirectly or acting in concert with third parties, acquires equity securities exceeding 33 1/3% of the voting rights of a company—whether or not such rights are exercisable—is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold to 49% of the voting rights ("opting up") or may, under certain circumstances, waive the threshold ("opting out"). Novartis has not adopted any such measures.

Change-of-Control Clauses in Employment Contracts

        Please see "6.B Compensation—Contracts with Members of the Executive Committee."

STANDARDS APPLICABLE TO NOVARTIS

Laws and Regulations

        Novartis is subject to the laws of Switzerland, in particular Swiss company and securities laws, and to the securities laws of the United States as applicable to foreign private issuers of securities.

        In addition, Novartis is subject to the rules of the Swiss Stock Exchange (SWX Swiss Exchange), including the Directive on Information relating to Corporate Governance.

        Novartis is also subject to the rules of the New York Stock Exchange (NYSE) as applicable to foreign private issuers of securities.

        The NYSE requires Novartis to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the NYSE. Different from US law, shareholders do not receive written reports from committees of the Board of Directors; in addition, the Group's external auditors are appointed by shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee.

Swiss Code of Best Practice for Corporate Governance

        Novartis applies the Swiss Code of Best Practice for Corporate Governance, as amended, effective January 1, 2008.

Novartis Corporate Governance Standards

        Novartis has incorporated the corporate governance standards described above into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG.

        The Corporate Governance and Nomination Committee regularly reviews these standards and principles in light of prevailing best practices and makes recommendations for improvements for consideration by the full Board of Directors (Board).

        Additional corporate governance information can be found on the Novartis website:

        www.novartis.com/investors/en/corporate_governance

        Printed copies of the Novartis Articles of Incorporation, Regulations of the Board and Charters of Board committees can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, CH-4056 Basel, Switzerland.

INFORMATION AND COMMUNICATIONS POLICY

Introduction

        Novartis is committed to open and transparent communication with shareholders, financial analysts, customers, suppliers and other stakeholders. Novartis aims to disseminate material developments in its businesses in a broad and timely manner that complies with the rules of the SWX Swiss Exchange and the NYSE.

Communications

        Novartis publishes an Annual Report each year that provides information on the Group's results and operations. In addition to the Annual Report, Novartis also prepares an annual report on Form 20-F that is filed with the SEC. Novartis discloses quarterly financial results in accordance with IFRS and issues press releases from time to time regarding current developments in its businesses.

        Novartis furnishes press releases relating to financial results and material events to the SEC via Form 6-K. An archive containing Annual Reports to Shareholders, annual reports on Form 20-F, and quarterly results releases, as well as related materials such as slide presentations and conference call webcasts, is on the Novartis Investor Relations website (www.novartis.com/investors). A press release archive is available on the Novartis website: www.novartis.com/news/en/media.shtml

        Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events and advises against relying on past reports and releases for current information.

Investor Relations Program

        An Investor Relations team manages the Group's interaction with the international financial community. Several events are held each year to provide institutional investors and analysts various opportunities to learn more about Novartis.

        Investor Relations is based at the Group's headquarters in Basel, Switzerland. A team is also located in New York to coordinate interaction with US investors. Comprehensive information is available on the Novartis website: www.novartis.com/investors. Investors are also welcome to subscribe to a free e-mail service on this site.

Further Information

Topic	Location
SHARE CAPITAL
Information on the Novartis capital structure	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance
Novartis key share data www.novartis.com/investors/en/share_information/key_share_data.shtml
SHAREHOLDERS RIGHTS
Information on Novartis shares and shareholder participation rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance
Investor Relation Information www.novartis.com/investors
BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE
Internal organization and allocation of responsibilities	Board Regulations www.novartis.com/investors/en/corporate_governance
SENIOR MANAGEMENT
Senior Leadership Team www.novartis.com/about-novartis/leadership-governance/index.shtml
NOVARTIS CODE FOR SENIOR FINANCIAL OFFICERS
Novartis Code of Ethical Conduct for CEO and Senior Financial Officers www.novartis.com/investors/en/corporate_governance
ADDITIONAL INFORMATION
Overview of investor information	Novartis Investor Relations www.novartis.com/investors/index.shtml

6.D  Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2007 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,782	4,161	9,747	2,041	21,731
Canada and Latin America	495	2,510	4,776	983	8,764
Europe	9,619	16,958	16,620	5,743	48,940
Africa/Asia/Australia	1,861	4,455	11,092	1,357	18,765

Total	17,757	28,084	42,235	10,124	98,200

For the year ended December 31, 2006 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,603	6,703	10,693	2,561	25,560
Canada and Latin America	491	3,691	5,167	1,079	10,428
Europe	9,107	16,400	16,468	5,930	47,905
Africa/Asia/Australia	1,561	3,537	10,379	1,365	16,842

Total	16,762	30,331	42,707	10,935	100,735

For the year ended December 31, 2005 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	4,755	5,900	9,645	2,090	22,390
Canada and Latin America	477	3,338	4,868	1,102	9,785
Europe	8,120	14,301	15,329	5,809	43,559
Africa/Asia/Australia	1,272	3,039	9,542	1,337	15,190

Total	14,624	26,578	39,384	10,338	90,924

Movements in full time equivalents	2007	2006
Associates as of January 1	100,735	90,924
Separations	(3,934)	(3,908)
Retirements	(781)	(751)
Resignations	(8,674)	(7,420)
External hirings	17,348	16,982
Effect of divestments/acquisitions, net	(6,494)	4,908

Associates as of December 31	98,200	100,735

        A relatively small number of our associates are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E  Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and the current members of our Executive Committee (including persons closely linked to them) as of January 11, 2008 was 4,175,485 shares, which amount is less than 1% of our outstanding shares. No individual non-executive Director or Executive owned 1% or more of our outstanding shares.

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current non-executive Directors and the current members of our Executive Committee as of January 11, 2008 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas09 Options	1	51.33	0	March 10, 2009	39,400
Novas10 Options	1	70.00	0	March 7, 2010	30,920
Novas11 Options	1	62.00	0	March 7, 2011	79,087
Novas12 Options	1	48.86	0	February 3, 2012	0
Novas14 Options	1	57.45	0	February 3, 2014	486,856
Novas15 Options	1	57.45	0	February 3, 2015	1,918,298
Novas16 Options	1	71.30	0	February 5, 2016	569,974
Novas17 Options	1	72.85	0	February 3, 2017	1,814,230
Novas18 Options	1	64.05	0	January 10, 2018	2,190,739

Total Novartis Share Options					7,129,504

Novartis ADS Options Cycle V	1	$41.97	0	March 7, 2011	0
Novartis ADS Options Cycle VI	1	$37.28	0	March 7, 2012	121,100
Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	133,648
Novartis ADS Options Cycle VIII	1	$46.09	0	February 4, 2014	112,932
Novartis ADS Options Cycle IX	1	$47.84	0	February 4, 2015	151,659
Novartis ADS Options Cycle X	1	$54.70	0	February 5, 2016	124,876
Novartis ADS Options Cycle XI	1	$58.38	0	February 3, 2017	142,724
Novartis ADS Options Cycle XII	1	$57.96	0	January 10, 2018	184,870
Novartis ADS Options Others	1	$37.86	0	October 26, 2011	10,000

Total Novartis ADS Options					981,809

(1)
Exercise price indicated is per share, and denominated in Swiss francs except where indicated.

        For more information on the Novartis shares and share options owned by individual members of our Executive Committee and by our current non-executive Directors, see "Item 6.B Compensation—Ownership of Novartis Shares and Share Option by Executive Committee Members." and "Item 6.B Compensation—Ownership of Novartis Shares and Share Option by Non-Executive Directors." For information on our equity-based compensation plans see "Item 6.B Compensation—Compensation to Novartis Associates."

Item 7.    Major Shareholders and Related Party Transactions

7.A  Major Shareholders

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government.

        As of December 31, 2007, no person or entity was registered as the owner of more than 5% of our shares. As of that date, our largest registered shareholders were the Novartis Foundation for Employee Participation (3.6%) and Emasan AG (3.2%).

        As of December 31, 2006, these shareholders held 2.8% and 3.2% respectively. As of December 31, 2005, these shareholders held 2.9% and 3.2% respectively. Both shareholders are entered in the share register with voting rights for their entire shareholdings.

        In addition:

  •
  Mellon Bank, Everett, Massachusetts (holding 2.3%); Nortrust Nominees, London (holding 2.4%); and JPMorgan Chase Bank, New York (holding 7.6%) held registered shares as nominees.

  •
  JPMorgan Chase Bank, as depositary for the shares represented by American Depositary Shares, was the registered holder of 12.4% of the share capital.

        As of December 31, 2007 no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

7.B  Related Party Transactions

        Roche/Genentech:    We have two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting as we hold 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of our Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, we paid Genentech an initial milestone and reimbursement fee and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. We also pay royalties on the net sales of Lucentis products outside the US. Lucentis sales of $393 million (2006: $19 million) have been recognized by us.

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties have co-developed Xolair in the US. On August 2, 2007, Genentech, Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. We sold our shares held in Tanox to Genentech and realized a gain of $117 million. We and Genentech are co-promoting Xolair in the US where Genentech records all the sales.

        We market the product and record all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and we share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages.

        The net cash inflow from the two agreements described above was $4 million in 2007 (2006: net cash inflow of $116 million, 2005: net cash inflow of $80 million). We recognized total sales of Xolair of $140 million (2006: $102 million) including sales to Genentech for the US market.

7.C  Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

8.A  Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements."

Dividend policy

        Subject to the dividend policy described below, our Board of Directors expects to recommend the payment of a dividend in respect of each financial year. If approved by our shareholders at the relevant annual Shareholders' Meeting, the dividends will be payable shortly following such approval. Any shareholder who purchased our shares on or before the second trading day after the shareholders' meeting and holds the shares through that date shall be deemed to be entitled to receive the dividends approved at that meeting. Dividends are reflected in our financial statements in the year in which they are approved by our shareholders.

        Our Board's stated policy is that, over the long term, the size of the dividend should be geared to growth in our after-tax earnings. In December 2007, our Board established a policy of paying dividends, subject to shareholder approval, of between 35% and 60% of our net income from continuing operations. However, all future dividends paid by us will depend upon our financial condition at the time, the results of our operations and other factors.

        The Board will propose a dividend of CHF 1.60 per share to the shareholders for approval at the Annual General Meeting to be held on February 26, 2008. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share."

8.B  Significant Changes

        None.

Item 9.    The Offer and Listing

9.A  Listing Details

        Our shares are listed in Switzerland on the SWX Swiss Exchange (SWX). The principal trading market for our shares is the virt-x, a virtual exchange created by, among others, the SWX. Prior to the creation of virt-x in June 2001, our shares were traded on the SWX. Since 1996, our shares were quoted on London's SEAQ International and now on the International Retail Service of the London Stock Exchange.

        American Depositary Shares, each representing one share, have been available in the US through an American Depositary Receipts (ADR) program since December 1996. This program was established pursuant to a Deposit Agreement which we entered into with JPMorgan Chase Bank N.A. as Depositary (Deposit Agreement). Our ADSs have been listed on the NYSE since May 2000, and are traded under the symbol "NVS."

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

        The following share data was taken from virt-x; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	(CHF per share)		($ per ADS)
Annual information for the past five years
2007	74.60	58.05	59.70	51.60
2006	76.80	64.20	61.24	51.90
2005	71.50	55.35	54.70	45.75
2004	59.95	52.10	50.62	41.30
2003	56.15	46.05	45.89	34.54
Quarterly information for the past two years
2007
First Quarter	74.60	66.85	59.70	54.63
Second Quarter	71.00	67.10	59.03	54.34
Third Quarter	68.40	62.75	56.38	51.85
Fourth Quarter	64.80	58.05	57.53	51.60
2006
First Quarter	73.45	68.30	56.70	53.25
Second Quarter	74.15	64.20	58.21	51.90
Third Quarter	73.25	66.60	58.93	54.06
Fourth Quarter	76.80	68.70	61.24	57.09
Monthly information for most recent six months
August 2007	66.75	62.75	55.97	51.85
September 2007	65.85	62.95	55.66	53.14
October 2007	64.45	60.50	55.17	51.68
November 2007	64.35	58.05	57.38	51.60
December 2007	64.80	62.10	57.53	53.95
January 2008 (through January 23)	65.45	55.65	59.05	51.66

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the virt-x for the years 2007, 2006 and 2005 were 13,059,367, 10,303,676 and 8,980,333 respectively. These numbers are based on total annual turnover statistics supplied by the virt-x via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded in the US for the years 2007, 2006 and 2005 were 2,071,834, 1,182,895 and 1,154,287 respectively.

        The Depositary has informed us that as of January 23, 2008, there were 337,636,811 ADSs outstanding, each representing one Novartis share (approximately 14.6% of all outstanding and treasury shares). On January 23, 2008, the closing sales price per share on the virt-x was CHF 55.65 and per ADS on the NYSE was $51.66.

9.B  Plan of Distribution

        Not applicable.

9.C  Market

        See "9.A Listing Details."

9.D  Selling Shareholders

        Not applicable.

9.E  Dilution

        Not applicable.

9.F   Expenses of the Issue

        Not applicable.

Item 10.    Additional Information

10.A     Share capital

        Not applicable.

10.B     Memorandum and Articles of Association

        The following is a summary of certain provisions of our Articles of Incorporation (Articles), and of Swiss law, particularly, the Swiss Code of Obligations (Swiss Code). This is not a summary of all the significant provisions of the Articles or of Swiss law. This summary is qualified in its entirety by reference to the Articles, which are an exhibit to this Form 20-F, and to Swiss law.

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

10.B.2     Directors

        (a)   According to our Regulations of the Board (Board Regulations), our Directors may not participate in deliberations or resolutions on matters which affect, or reasonably might affect, the Director's interests, or the interests of a person close to the Director. In addition, while the Swiss Code does not have a specific provision on conflicts of interests, the Swiss Code does require directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on such persons. This rule is generally interpreted to mean that directors and members of senior management are disqualified from participating in decisions which affect them personally. Directors and officers are personally liable to the corporation for any breach of these provisions.

        (b)   Directors may not vote that they receive compensation unless at least a majority of the Directors are present.

        (c)   The Articles and the Board Regulations contain no specific provision permitting or prohibiting Directors from borrowing from us. The Board of Directors may take decisions on all matters which by law or the Articles are not allocated to the General Meeting Shareholders.

        (d)   Directors must retire effective as of the next Ordinary General Meeting of Shareholders when they reach age 71. The General Meeting of Shareholders may, under special circumstances, grant exemption from this rule and may elect a Director for further terms of office of no more than three years

        (e)   Under the Articles and the Swiss Code, each of our Directors must also be a shareholder. Ownership of one share is sufficient to satisfy this requirement.

10.B.3     Shareholder Rights

        Because we have only one class of registered shares, the following information applies to all shareholders.

        (a)   The Swiss Code requires that at least 5% of our annual profit be retained as general reserves, so long as these reserves amount to less than 20% of our registered share capital. The law and the Articles permit us to accrue additional reserves.

        Under the Swiss Code, we may only pay dividends out of the balance sheet profit or out of reserves created for this purpose. In either event, under the Swiss Code, while the Board of Directors may propose that a dividend be paid, we may only pay dividends upon shareholders' approval at a General Meeting of Shareholders. Our auditors must confirm that the dividend proposal of our Board of Directors conforms with the Swiss Code and the Articles. Our Board of Directors intends to propose a dividend once each year. See "Item 3. Key Information—3.A. Selected Financial Data—Cash Dividends per Share."

        Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends which have not been claimed within five years after the due date revert to us, and are allocated to our general reserves. For information about deduction of the withholding tax from dividend payments, see "Item 10. Additional Information—10.E Taxation."

        (b)   Each share is entitled to one vote at the General Meeting of Shareholders. A shareholder may exercise its right to vote its shares only after the shareholder has been recorded in the share register as being entitled to such rights at least 5 days prior to a General Meeting of Shareholders. In order to do so, the shareholder must file a share registration form with us at least 5 days prior to a General Meeting of Shareholders, setting forth the shareholder's name, address and citizenship (or, in the case of a legal entity, its registered office). If the shareholder has not timely filed the form, then the shareholder may not vote at, or participate in, General Meetings of the Shareholders.

        To vote its shares, the shareholder must also explicitly declare that it has acquired the shares in its own name and for its own account. If the shareholder refuses to make such a declaration, the shares may not be voted unless the Board of Directors recognizes such shareholder as nominee. The Board of Directors may grant such nominees the right to vote up to 0.5% of the registered share capital as set forth in the commercial register.

        Except as described below, no shareholder or group of shareholders may vote more than 2% of the registered share capital as set forth in the commercial register. If a shareholder holds more than 2% of Novartis' shares, that shareholder will be entitled to register the excess shares, but not to cast votes based upon them.

        For purposes of the 2% rule for shareholders and the 0.5% rule for nominees, groups of companies and groups of shareholders acting in concert are considered to be one shareholder. The Board of Directors may, on a case by case basis, allow exemptions from both the 2% rule for shareholders and the 0.5% rule for nominees. The Board of Directors may delegate this power. To date, such a request has never been denied. Finally, the shareholders may cancel the registration restrictions upon a resolution carrying a two-thirds majority of the vote at a General Meeting of Shareholders.

        After hearing the registered shareholder or nominee, the Board of Directors may cancel, with retroactive effect as of the date of registration, the registration of the shareholders with the right to vote if the registration was effected based on false information.

        Shareholders' resolutions generally require the approval of a majority of the votes present at a General Meeting of Shareholders. As a result, abstentions have the effect of votes against the resolution. Shareholder resolutions requiring a vote by such "absolute majority" include (1) amendments to the Articles; (2) elections of directors and statutory auditors; (3) approval of the annual report and the annual accounts; (4) setting the annual dividend; (5) decisions to discharge directors and management from liability for matters disclosed to the General Meeting of Shareholders; and (6) the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders.

        According to the Articles and Swiss law, the following types of shareholders' resolutions require the approval of a "supermajority" of at least two-thirds of the votes present at a General Meeting of Shareholders: (1) an alteration of our corporate purpose; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, or for the purpose of an acquisition of property or the grant of special rights; (6) a restriction or an elimination of shareholders' preemptive rights; (7) a change of our domicile; (8) our dissolution without liquidation (e.g., by a merger); or (9) any amendment to the Articles which would create or eliminate a supermajority requirement.

        At General Meetings of Shareholders, shareholders can be represented by proxy. However, a proxy must either be the shareholder's legal representative, another shareholder with the right to vote, a proxy appointed by us, an independent representative nominated by us, or a depositary. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting of Shareholders resolves to have a ballot or where a ballot is ordered by the chairman of the meeting.

        ADS holders have the same voting rights as those holding Novartis shares. ADS holders may not, however, attend Novartis general meetings in person. ADS holders exercise their voting rights by instructing JPMorgan Chase Bank, the ADS depositary bank, to exercise the voting rights attached to the registered shares underlying the ADSs. Each ADS represents one Novartis share. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADSs for which no voting instructions have been given by providing a discretionary proxy to the independent proxy appointed by Novartis pursuant to paragraph 13 of the Deposit Agreement governing ADSs. The same voting restrictions apply to ADS holders as to those holding Novartis shares (i.e. the right to vote up to 2% of the Novartis registered share capital—unless otherwise granted an exemption by the Board—and disclosure requirement for nominees).

        The Directors' terms of office are coordinated so that in each year approximately one-third of all the Directors are subject to re-election or election. However, cumulative voting of shares is not permitted under Swiss law.

        (c)   Shareholders have the right to allocate the profit shown on our balance sheet by vote taken at the General Meeting of Shareholders, subject to the legal requirements described in "Item 10.B.3(a) Shareholder Rights".

        (d)   Under the Swiss Code, any surplus arising out of a liquidation of our company (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid-in nominal value of their shares.

        (e)   The Swiss Code limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity, in the amount necessary for this purpose, available. The aggregate nominal value of all Novartis shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly dedicated for cancellation and if the shareholders passed a respective resolution at a General Meeting of Shareholders. In addition, we are required to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders, but are entitled to the economic benefits generally connected with the shares. It should be noted that the definition of what constitutes subsidiaries, and therefore, treasury shares, for purposes of the above described reserves requirement and voting restrictions differs from the definition included in the consolidated financial statements. The definition in the consolidated financial statements requires consolidation for financial reporting purposes of special purpose entities, irrespective of their legal structure, in instances where we have the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

        We may also repurchase shares for the purpose of capital reduction, which can only take place if the shareholders pass a resolution approving such reduction.

        (f)    Not applicable.

        (g)   Since all of our issued and outstanding shares have been fully paid in, we can make no further capital calls on our shareholders.

        (h)   See Items "10.B.3(b) Shareholder Rights" and "10.B.7 Change in Control".

10.B.4     Changes To Shareholder Rights

        Under the Swiss Code, we may not issue new shares without the prior approval of a capital increase by our shareholders. If a capital increase is approved, then our shareholders would have certain preemptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These preemptive rights could be modified in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes. In addition, see Item 10.B.3(b) with regard to the Board of Directors' ability to cancel the registration of shares under limited circumstances.

10.B.5     Shareholder Meetings

        Under the Swiss Code and the Articles, we must hold an annual ordinary General Meeting of Shareholders within six months after the end of our financial year. General Meetings of Shareholders may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the registered shares, specifying the items for the agenda and their proposals. Shareholders holding shares with a nominal value of at least CHF 1,000,000 (i.e., 2,000,000 Novartis shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next General Meeting of Shareholders. A General Meeting of Shareholders is convened by publishing a notice in the official Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. Shareholders may also be informed by mail. There is no provision in the Articles requiring a quorum for the holding of a General Meeting of Shareholders. In addition see "Item 10.B.3(b) Shareholder Rights" regarding conditions for exercising a shareholder's right to vote at a General Meeting of Shareholders.

10.B.6     Limitations

        There are no limitations under the Swiss Code or our Articles on the right of non-Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders. But see "Item 10.B.3(b) Shareholder Rights" regarding conditions for exercising an ADS holder's right to vote at a shareholder meeting.

10.B.7     Change in Control

        According to our Articles and the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two-thirds of all votes present at the necessary General Meeting of Shareholders.

        Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Novartis shares.

10.B.8     Disclosure of Shareholdings

        Under the Swiss Stock Exchange Act, holders of our voting shares are required to notify us and the SWX of the level of their holdings whenever such holdings reach or exceed, or in some cases, fall short of, certain thresholds—3%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of our registered share capital. Following receipt of such notification we are required to inform the public by publishing the information in the official Swiss Commercial Gazette and in at least one of the principal electronic media that disseminate stock exchange information.

        An additional disclosure obligation exists under the Swiss Code which requires us to disclose, once a year in the notes to the financial statements published in our annual report, the identity of all of our shareholders (or related groups of shareholders) who have been granted exemption entitling them to vote more than 2% of our registered share capital, as described in "Item 10.B.3(b) Shareholder Rights". In addition to these requirements under the Swiss Code, the SWX listing rules require us to disclose shareholdings in our registered share capital which we know to have attained, fallen below or exceeded 15% or 25% respectively.

10.B.9     Differences in the Law

        See the references to Swiss law throughout this "Item 10.B Memorandum and Articles of Association".

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

        In February 2005, we entered into an agreement with Santo Holding (Deutschland) GmbH, by which we acquired 67.7% of the shares of Eon Labs, Inc. In February 2005, we also entered into an Agreement and Plan of Merger with Eon Labs, Inc. We successfully completed a tender offer to acquire the remainder of the shares of Eon in July 2005.

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

        In December 2006, we entered into an agreement with Nestlé S.A. of Switzerland to divest the remainder of our Medical Nutrition Business Unit for $2.5 billion. This transaction was completed in July 2007.

        In April 2007, we entered into an agreement with Nestlé S.A. of Switzerland to divest our Gerber Business Unit for $5.5 billion. This transaction was completed in September 2007.

10.D     Exchange controls

        There are no Swiss governmental laws, decrees or regulations that restrict the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Novartis' shares.

10.E     Taxation

        The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares or ADSs. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20-F, including the current Convention Between the United States and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (Treaty), and the US Internal Revenue Code of 1986, as amended (Code), Treasury regulations, rulings, judicial decisions and administrative pronouncements, and may be subject to any changes in US and Swiss law, and in any double taxation convention or treaty between the United States and Switzerland occurring after that date, which changes may have retroactive effect.

Swiss Taxation

Swiss Residents

        Withholding Tax on Dividends and Distributions.    Dividends which we pay and similar cash or in-kind distributions which we may make to a holder of shares or ADSs (including distributions of liquidation proceeds in excess of the nominal value, stock dividends and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are subject to a Swiss federal withholding tax (Withholding Tax) at a current rate of 35%. We are required to withhold this Withholding Tax from the gross distribution and to pay the Withholding Tax to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.

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

Residents of Other Countries

        Recipients of dividends and similar distributions on the shares who are neither residents of Switzerland for tax purposes nor holding shares as part of a business conducted through a permanent establishment situated in Switzerland (Non-resident Holders) are not subject to Swiss income taxes in respect of such distributions. Moreover, gains realized by such recipients upon the disposal of shares are not subject to Swiss income taxes.

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

        Residents of the United States.    A Non-resident Holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder

  •
  qualifies for benefits under the Treaty,

  •
  holds, directly and indirectly, less than 10% of our voting stock, and

  •
  does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADSs are attributable.

Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non-resident Holder who is a resident of the United States for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder

  •
  is a company,

  •
  qualifies for benefits under the Treaty,

  •
  holds directly more than 10% of our voting stock, and

  •
  does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADSs are attributable.

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

        United States Information Reporting and Backup Withholding.    Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs received in the United States or through US-related financial intermediaries, may be subject to information reporting to the United States Internal Revenue Service (IRS) and possible US backup withholding at a current rate of 28%. Certain exempt recipients (such as corporations) are not subject to these information reporting requirements. Backup withholding will not apply, to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

        You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issues that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

        We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

10.I     Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

	Local Currencies	$
2007
Currency impact on continuing operations:
Net sales	6%	11%
Operating income	(14)%	(11)%
Net income	(7)%	(4)%
	Net sales	Operating expenses
2007
Net sales and operating costs by currency from continuing operations:
	$39%	36%
Euro	30%	28%
CHF	2%	14%
Yen	6%	5%
Other	23%	17%

	100%	100%

	Liquid funds	Financial debt
2007
Liquid funds and financial debt by currency (as of December 31):
	$70%	13%
Euro	18%	40%
CHF	9%	19%
Yen	0%	22%
Other	3%	6%

	100%	100%

	Local Currencies	$
2006
Currency impact on continuing operations:
Net sales	16%	17%
Operating income	18%	17%
Net income	17%	16%
	Net sales	Operating expenses
2006
Net sales and operating costs by currency from continuing operations:
	$43%	38%
Euro	27%	25%
CHF	2%	16%
Yen	7%	5%
Other	21%	16%

	100%	100%

	Liquid funds	Financial debt
2006
Liquid funds and financial debt by currency (as of December 31):
	$61%	15%
Euro	19%	44%
CHF	15%	14%
Yen	0%	23%
Other	5%	4%

	100%	100%

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

        At December 31, 2007, we had long and short forward exchange and currency option contracts with corresponding values of $12.6 billion and $3.1 billion, respectively. At December 31, 2006, we had long and short forward exchange and currency option contracts with equivalent values of $8.5 billion and $2.3 billion, respectively.

        Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of the currency exchange rates. In the very long term, however, the difference in the inflation rate should match the currency exchange rate movement, so that the market value of the foreign non-monetary assets should compensate for the change due to currency movements. For this reason, we only hedge the net investments in foreign subsidiaries in exceptional cases.

        Commodity price risk:    We have only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by our businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below our risk management tolerance levels. Accordingly, we do not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

        Interest rate risk:    We manage our net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in our total financial debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. We aim to have as a maximum no more than half of our debt with fixed interest rates. Our percentage of fixed rate debt to total financial debt was 11% at December 31, 2007, 27% at December 31, 2006 and 28% at December 31, 2005.

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

        Credit risk:    Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk we periodically assess the financial reliability of customers, taking into account the financial position, past experience and other factors. Three customers account for approximately 9%, 8% and 6%, respectively (2006: 10%, 9% and 7%; 2005: 9%, 9% and 7%), of our net sales from continuing operations in 2007. No other customer accounts for 4% or more of our net sales from continuing operations. The highest amounts of trade receivables are the ones for the largest customers and are approximately 9%, 6% and 6% respectively (2006: 12%, 8% and 7%) of our trade receivables at December 31, 2007, and there is no other significant concentration of credit risk.

        Counterparty risk:    Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. We have policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.

        We do not expect any losses from non-performance by these counterparties and do not have any significant grouping of exposures to financial sector or country risk.

        Liquidity risk:    Liquidity risk is defined as the risk that we would not be able to settle or meet our obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. We manage our liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors our net liquidity position through rolling forecasts on the basis of expected cash flows. Our cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 17% and the next three other largest ones holding approximately 16%, 15%, 14%, respectively (2006: largest one 10% and the next five largest ones hold between 9% and 8% each).

        Capital risk management:    We strive to maintain strong debt ratings. In managing our capital, we focus on a sound debt/equity ratio. We are one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor's, Moody's and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody's has rated us as Aaa and P1, respectively, while Fitch has rated us as AAA for long-term maturities and as F1+ for short-term maturities. We do not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

        Our year-end debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 principally due to the divestments.

        Value at risk:    We use a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of our financial instruments.

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

        The estimated potential ten day loss in pre-tax earnings from our foreign currency instruments, the estimated potential ten day loss on our equity holdings and the estimated potential ten day loss in fair value of our interest rate sensitive instruments, primarily financial debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	At December 31,
	2007	2006
	($ millions)
All financial instruments	230	49
Analyzed by components:
Instruments sensitive to foreign currency rates	165	30
Instruments sensitive to equity market movements	110	28
Instruments sensitive to interest rates	12	27

        The average, high, and low VAR amounts are as follows:

	Average	High	Low
	($ millions)
2007
All financial instruments	108	230	52
Analyzed by components:
Instruments sensitive to foreign currency rates	56	165	30
Instruments sensitive to equity market movements	80	135	33
Instruments sensitive to interest rates	25	40	8
	Average	High	Low
	($ millions)
2006
All financial instruments	90	138	49
Analyzed by components:
Instruments sensitive to foreign currency rates	81	134	30
Instruments sensitive to equity market movements	29	40	21
Instruments sensitive to interest rates	11	29	4

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

        In addition to these VAR analyses, we use stress testing techniques which are aimed to reflect a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2007 and 2006, the worst case loss scenario was configured as follows:

	At December 31,
	2007	2006
	($ millions)
All financial instruments	474	1,115
Analyzed by components:
Instruments sensitive to foreign currency rates	60	542
Instruments sensitive to equity market movements	342	415
Instruments sensitive to interest rates	72	158

        In our risk analysis, we consider this worst case scenario acceptable as it could reduce income, but would not endanger our solvency or our investment grade credit standing. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate our exposure.

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

        Novartis Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management concluded that, as of December 31, 2007, Novartis Group's internal control over financial reporting is effective based on those criteria.

        PricewaterhouseCoopers AG, Switzerland (PwC), an independent registered public accounting firm, has issued an opinion on the effectiveness of the Group's internal control over financial reporting which is included under "Item 18. Financial Statements" on page F-2.

        (c)    See the report of PwC, an independent registered public accounting firm, included under "Item 18. Financial Statements" on page F-2.

        (d)    There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

         Our Audit and Compliance Committee has determined that Ulrich Lehner, Srikant Datar and Hans-Joerg Rudloff each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC). The Board has also determined that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

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

Item 16C.    Principal Accountant Fees and Services

Duration of the Mandate and Terms of Office of the Independent Auditors

        Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers assumed its existing auditing mandate for Novartis in 1996. The lead auditors responsible for the mandate, Robert P. Muir and Daniel Suter, began serving in their roles in 2005 and 2003, respectively.

Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2007 and 2006:

	2007	2006
	($ thousands)
Audit Fees	21,245	19,785
Audit-Related Fees	904	1,356
Tax Fees	222	329
All Other Fees	331	344

Total	22,702	21,814

        Audit Services are defined as the standard audit work performed each year in order to issue opinions on the consolidated financial statements of the Group, to issue opinions relating to the effectiveness of the Group's internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are services that can only be provided by the Group auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

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

        Tax Services represent tax compliance, tax returns, assistance with historical tax matters and other tax-related services.

        Other Services include training in the finance area, benchmarking studies, assessment of certain non-financial processes and license fees for use of accounting and other reporting guidance databases.

        As the independent auditor, PwC is responsible for opining on whether the audited financial statements comply with IFRS as issued by the IASB and Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting.

        The Audit and Compliance Committee is responsible for overseeing the conduct of these activities by management and PwC. During 2007, the Audit and Compliance Committee held seven meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other important matters. PwC provided to the Audit and Compliance Committee the written disclosures required by US Independence Standards Board Standard No. 1 (Communications with Audit Committees), and the Audit and Compliance Committee and PwC have discussed PwC's independence from Novartis and Novartis Management.

        Based on the reviews and discussions with Management and PwC referred to above, the Audit and Compliance Committee recommended to the Board, and the Board approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2007.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit and Compliance Committee's pre-approval is required for all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described above. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

        PwC and management report, on a quarterly basis, to the Audit and Compliance Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The Audit and Compliance Committee may also pre-approve additional services on a case-by-case basis.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

         Not Applicable.

Item 16.E    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2007	Total Number of Shares Purchased(1) (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $(3) (e)
				(CHF millions)	($ millions)
Jan. 1-31	3,683,838	57.80	—	5,531	4,410
Feb. 1-28	5,096,223	58.50	—	5,531	4,529
Mar. 1-31	10,492,732	57.42	9,325,000	4,872	4,001
Apr. 1-30	74,887	57.09	—	4,872	4,031
May 1-31	839,087	56.46	700,000	4,824	3,938
Jun. 1-30	4,196,076	55.21	4,100,000	4,544	3,692
Jul. 1-31	18,786,146	55.07	10,300,000	3,851	3,199
Aug. 1-31	21,161,386	54.07	21,100,000	2,480	2,059
Sep. 1-30	12,951,514	54.25	9,600,000	1,861	1,588
Oct. 1-31	10,758,508	53.69	7,500,000	1,385	1,196
Nov. 1-30	23,864,498	53.91	22,723,000	—	—
Dec. 1-31	6,512,877	56.55	—	—	—

Total	118,417,772	54.98	85,348,000

Notes

(1)
Column (a) shows shares we purchased as part of our fourth and fifth share purchase programs plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 6. Directors, Senior Management and Employees—6.B Compensation—Compensation for Novartis Associates."

(2)
Column (c) shows shares purchased as part of our fourth and fifth share repurchase programs. The fourth program was announced on August 9, 2004, and was approved by the shareholders for an amount of up to CHF 3.0 billion. The fourth program was completed in July 2007. The fifth program was announced on March 1, 2005, and was approved by the shareholders for an amount of up to CHF 4.0 billion. The fifth program was launched in July 2007 and was completed in November 2007. See "Item 5. Operating and Financial Review and Prospects—5.B Liquidity and Capital Resources—Share Repurchase Program."

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/ US dollar exchange rate at the applicable month-end.

Part III

Item 17.    Financial Statements

         Not applicable.

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Articles of Incorporation, as amended February 28, 2006 (English translation) (incorporated by reference to Exhibit 1.1 to the Form 20-F as filed with the SEC on January 31, 2007).
1.2	Regulations of the Board and Committee Charters of Novartis AG, as amended October 17, 2007.
2.1
Restricted Issuance Agreement dated as of January 11, 2002 among Novartis AG, J.P. Morgan Chase & Co., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4 to the Registration Statement on Form F-3, File No. 333-81862, as filed with the SEC on January 31, 2002).
2.2
Letter Agreement dated October 27, 2004 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.2 to the Form 20-F as filed with the SEC on January 28, 2005).
2.3
Letter Agreement dated September 12, 2005 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.3 to the Form 20-F as filed with the SEC on January 30, 2006).
2.4	Letter Agreement dated December 14, 2007 between Novartis AG and JPMorgan Chase Bank, as depositary.
4.1
Share and Partnership Interest Sale and Transfer Agreement, dated February 16/17, 2005, among the members of the Strüngmann Family, Hexal Aktiengesellschaft, A+T Vermögensverwaltung GmbH and Novartis (Deutschland) GmbH (as purchaser), and Novartis AG (as guarantor), relating to the acquisition of shares in A+T Vermögensverwaltung GmbH as well as partnership interest in A+T Holding GmbH & Co. KG (incorporated by reference to Exhibit 4.5 to the Form 20-F as filed with the SEC on January 30, 2006).
4.2
Agreement for Purchase and Sale of Stock of Eon Labs, Inc., dated as of February 20, 2005, by and between Novartis Corporation (as purchaser), Santo Holding (Deutschland) GmbH (as seller), and, for the purposes of Section 12 only, Novartis AG (incorporated by reference to Exhibit 4.6 to the Form 20-F as filed with the SEC on January 30, 2006).
4.3
Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis Corporation, Zodnas Acquisition Corp., Eon Labs, Inc., and, for purposes of Section 10.12 only, Novartis AG (incorporated by reference to Exhibit 4.7 to the Form 20-F as filed with the SEC on January 30, 2006).
4.4
Agreement and Plan of Merger, dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 only, Novartis AG (incorporated by reference to Exhibit 4.8 to the Form 20-F as filed with the SEC on January 30, 2006).
4.5
Amendment No. 1, dated as of April 3, 2006, to the Agreement and Plan of Merger dated as of October 30, 2005, by and among Novartis Corporation, Novartis Biotech Partnership, Inc., Chiron Corporation and, for purposes of Section 10.14 thereof only, Novartis AG (incorporated by reference to Exhibit 4.5 to the Form 20-F as filed with the SEC on January 31, 2007).
4.6
Agreement as of 14 December, 2006 between Novartis AG and Nestlé S.A. concerning the sale and purchase of the seller's Medical Nutrition business (incorporated by reference to Exhibit 4.6 to the Form 20-F as filed with the SEC on January 31, 2007).
4.7	Agreement as of 11 April 2007 between Novartis AG and Nestlé S.A. concerning the sale and purchase of the seller's Gerber business.
6.1	For earnings per share calculation, see "Item 18. Financial Statements—note 7."

8.1	For a list of all of our principal Group subsidiaries and associated companies, see "Item 18. Financial Statements—note 32."
12.1	Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Daniel Vasella, Chairman and Chief Executive Officer of Novartis AG, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Raymund Breu, Chief Financial Officer of Novartis AG, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.1
Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3 as filed with the SEC on May 11, 2001 (File No. 333-60712) , on Form S-8 filed on September 5, 2006 (File No. 333-137112) and on Form S-8 filed on October 1, 2004 (File No. 333-119475).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ RAYMUND BREU

Name:	Raymund Breu
Title:	Chief Financial Officer, Novartis Group
By:	/s/ THOMAS WERLEN

Name:	Thomas Werlen
Title:	General Counsel, Novartis Group

Date: January 28, 2008

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Novartis Group, Basel

We have completed integrated audits of the Novartis Group's consolidated financial statements and of its internal control over financial reporting as of December 31, 2007. Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated financial statements of the Novartis Group as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007 (comprising consolidated balance sheets, income statements, cash flow statements, statements of recognized income and expense, statements of changes in equity and notes) as set out on pages F-4 through F-95 in this Form 20-F.

These consolidated financial statements are the responsibility of the Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our integrated audits.

We conducted our audits in accordance with Swiss Auditing Standards, International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting

We have also audited the effectiveness of the Novartis Group's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Novartis' Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Novartis Management on Internal Control Over Financial Reporting" appearing under Item 15(b). Our responsibility is to express an opinion on the effectiveness of the Novartis Group's internal control over financial reporting based on our integrated audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers AG

/s/ ROBERT P. MUIR Robert P. Muir	/s/ DANIEL SUTER Daniel Suter

Basel, January 16, 2008

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(for the years ended December 31, 2007, 2006 and 2005)

	Note	2007	2006	2005
		$ millions	$ millions	$ millions
Net sales from continuing operations	3/4	38,072	34,393	29,446
Other revenues		875	712	307
Cost of goods sold		(11,032)	(9,411)	(7,439)

Gross profit from continuing operations		27,915	25,694	22,314
Marketing & sales		(11,126)	(10,092)	(9,019)
Research & development		(6,430)	(5,321)	(4,797)
General & administration		(2,133)	(1,882)	(1,614)
Other income & expense		(1,445)	(757)	(377)

Operating income from continuing operations	3	6,781	7,642	6,507
Income from associated companies	10	412	264	193
Financial income	5	531	354	461
Interest expense		(237)	(266)	(294)

Income before taxes from continuing operations		7,487	7,994	6,867
Taxes	6	(947)	(1,169)	(986)

Net income from continuing operations		6,540	6,825	5,881
Net income from discontinued operations	3	5,428	377	260

Group net income		11,968	7,202	6,141

Attributable to:
Shareholders of Novartis AG		11,946	7,175	6,130
Minority interests		22	27	11
Basic earnings per share	7
—Continuing operations earnings per share ($)		2.81	2.90	2.52
—Discontinued operations earnings per share ($)		2.34	0.16	0.11
—Total earnings per share ($)		5.15	3.06	2.63
Diluted earnings per share	7
—Continuing operations diluted earnings per share ($)		2.80	2.88	2.51
—Discontinued operations diluted earnings per share ($)		2.33	0.16	0.11
—Total diluted earnings per share ($)		5.13	3.04	2.62

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(at December 31, 2007 and 2006)

	Note	2007	2006
		$ millions	$ millions
Assets
Non-current assets
Property, plant & equipment	8	12,633	10,945
Intangible assets	9	21,249	21,230
Investment in associated companies	10	6,945	6,111
Deferred tax assets	11	3,567	3,903
Financial and other non-current assets	12	3,628	4,415

Total non-current assets		48,022	46,604

Current assets
Inventories	13	5,455	4,498
Trade receivables	14	6,648	6,161
Marketable securities & derivative financial instruments	15	7,841	4,140
Cash and cash equivalents		5,360	3,815
Other current assets	16	2,126	2,054

Total current assets from continuing operations		27,430	20,668
Assets held for sale related to discontinued operations	23		736

Total current assets		27,430	21,404

Total assets		75,452	68,008

Equity and liabilities
Equity
Share capital	17	990	990
Treasury shares	17	(175)	(140)
Reserves		48,408	40,261

Issued share capital and reserves attributable to shareholders of Novartis AG		49,223	41,111
Minority interests		173	183

Total equity		49,396	41,294

Liabilities
Non-current liabilities
Financial debts	18	677	656
Deferred tax liabilities	11	4,466	5,290
Provisions and other non-current liabilities	19	4,272	4,534

Total non-current liabilities		9,415	10,480

Current liabilities
Trade payables		3,018	2,487
Financial debts and derivative financial instruments	20	5,117	6,643
Current income tax liabilities		1,719	1,161
Provisions and other current liabilities	21	6,787	5,736

Total current liabilities from continuing operations		16,641	16,027
Liabilities related to discontinued operations	23		207

Total current liabilities		16,641	16,234

Total liabilities		26,056	26,714

Total equity and liabilities		75,452	68,008

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(for the years ended December 31, 2007, 2006 and 2005)

	Note	2007	2006	2005
		$ millions	$ millions	$ millions
Net income from continuing operations		6,540	6,825	5,881
Reversal of non-cash items	22.1	4,857	3,530	2,739
Dividends from associated companies		155	114	96
Dividends received from marketable securities		10	8	4
Interest and other financial receipts		374	397	436
Interest and other financial payments		(255)	(277)	(309)
Taxes paid		(1,581)	(1,715)	(1,287)
Cash flow before working capital and provision changes from continuing operations		10,100	8,882	7,560
Restructuring payments and other cash payments out of provisions		(355)	(303)	(284)
Change in net current assets and other operating cash flow items	22.2	(535)	(275)	474
Cash flow from operating activities of continuing operations		9,210	8,304	7,750
Purchase of property, plant & equipment		(2,549)	(1,779)	(1,078)
Proceeds from disposals of property, plant & equipment		134	83	69
Purchase of intangible assets		(584)	(451)	(302)
Proceeds from disposals of intangible assets		107	113	250
Purchase of financial assets		(311)	(258)	(180)
Proceeds from disposals of financial assets		352	82	255
Acquisition of additional interests in associated companies				(300)
Acquisitions and divestments of businesses (excluding discontinued operations)	22.3	(52)	(4,522)	(8,536)
Acquisition of minority interests		(10)	(1)	(30)
Proceeds from disposals of marketable securities		3,901	5,112	6,724
Purchase of marketable securities		(7,232)	(4,736)	(4,040)
Cash flow used for investing activities of continuing operations		(6,244)	(6,357)	(7,168)
Acquisition of treasury shares		(6,448)	(399)	(231)
Disposal of treasury shares		1,849	652
Proceeds from issuance of share capital to third parties by subsidiaries			1	67
Increase in non-current financial debts		11	540	15
Repayment of non-current financial debts		(59)	(182)	(886)
Change in current financial debts		(2,111)	(3,227)	2,903
Withholding tax recoverable and related cash flows, net		78	(232)
Dividend payments and cash contributions to minority interests		(40)	(35)	(32)
Dividends paid to shareholders of Novartis AG		(2,598)	(2,049)	(2,107)
Cash flow used for financing activities of continuing operations		(9,318)	(4,931)	(271)
Cash flow from discontinued operations	22.4	7,595	457	21
Net effect of currency translation on cash and cash equivalents		298	25	(94)
Net change in cash and cash equivalents at the end of the year of discontinued operations		4	(4)
Net change in cash and cash equivalents of continuing operations		1,545	(2,506)	238
Cash and cash equivalents at the beginning of the year of continuing operations		3,815	6,321	6,083
Cash and cash equivalents at the end of the year of continuing operations		5,360	3,815	6,321

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

((for the years ended December 31, 2007, 2006 and 2005)

	Note	2007	2006	2005
		$ millions	$ millions	$ millions
Net income from continuing operations		6,540	6,825	5,881
Fair value adjustments on financial instruments	24.1	1	108	(56)
Actuarial gains from defined benefit plans, net	24.2	450	116	(370)
Novartis share of equity recognized by associated companies and related party entities	24.3	150	(76)	41
Revaluation of initial minority Chiron Corporation investment	24.4	55	592
Currency translation effects	24.5	2,188	1,495	(1,985)
Amounts related to discontinued operations
—net income		5,428	377	260
—other		18	7	(42)

Total recognized income and expense		14,830	9,444	3,729

Attributable to shareholders of Novartis AG		14,800	9,416	3,720
Attributable to minority interests		30	28	9

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(for the years ended December 31, 2007, 2006 and 2005)

	Note	Share capital	Treasury shares	Share premium	Retained earnings	Total fair values adjustments attributable to Novartis	Total reserves	Fair value adjustments of discontinued operations	Minority interests	Total equity
		$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Total equity at January 1, 2005		1,008	(159)	202	29,661	465	30,328		138	31,315

Total recognized income and expense					6,171	(2,451)	3,720		9	3,729

Dividends	25.1				(2,107)		(2,107)			(2,107)
Acquisition of treasury shares, net	25.2		(1)		(244)		(244)			(245)
Reduction in share capital	25.3	(14)	14
Equity-based compensation	25.4				445		445			445
Changes in minority interests									27	27
Transfers	25.5			(3)	3

Total of other equity movements		(14)	13	(3)	(1,903)		(1,906)		27	(1,880)

Total equity at December 31, 2005		994	(146)	199	33,929	(1,986)	32,142		174	33,164

Total recognized income and expense					7,099	2,317	9,416		28	9,444

Dividends	25.1				(2,049)		(2,049)			(2,049)
Sale of treasury shares, net	25.2		2		246		246			248
Reduction in share capital	25.3	(4)	4
Equity-based compensation	25.4				506		506			506
Changes in minority interests									(19)	(19)
Transfers	25.5			(1)	1	(4)	(4)	4

Total of other equity movements		(4)	6	(1)	(1,296)	(4)	(1,301)	4	(19)	(1,314)

Total equity at December 31, 2006		990	(140)	198	39,732	327	40,257	4	183	41,294

Transfer of fair value of discontinued operations						123	123	(123)
Total recognized income and expense					12,062	2,720	14,782	18	30	14,830

Dividends	25.1				(2,598)		(2,598)			(2,598)
Acquisition of treasury shares, net	25.2		(35)		(4,652)		(4,652)			(4,687)
Equity compensation	25.4				597		597			597
Changes in minority interests									(40)	(40)
Reclassification related to divestments	25.5				(110)	9	(101)	101

Total of other equity movements			(35)		(6,763)	9	(6,754)	101	(40)	(6,728)

Total equity at December 31, 2007		990	(175)	198	45,031	3,179	48,408		173	49,396

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

        The Novartis Group (Group or Novartis) consolidated financial statements comply with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items which are required to be accounted for at fair value.

        The preparation of financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

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

        Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables are eliminated.

Foreign currencies

        The consolidated financial statements of Novartis are expressed in US dollars ($). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is $ instead of the respective local currency. This reflects these entities' cash flows and transactions being primarily denominated in $. Generally, the local currency is used as the functional currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

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

Derivative financial instruments and hedging

        Derivative financial instruments are initially recognized in the balance sheet at fair value and at each subsequent period end are remeasured to their current fair value.

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

        The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Where a forecasted transaction or firm commitment relating to a non-financial asset or non-financial liability is hedged, the gains or losses previously recorded in the statement of recognized income and expense are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the statement of recognized income and expense are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

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

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in the financial result in the income statement.

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

Property, plant & equipment

        Land is valued at acquisition cost less accumulated impairment, if any. Prepayments for long-term leasehold land agreements are amortized over the life of the lease.

        Other items of property, plant & equipment are valued at cost of acquisition or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Other property, plant & equipment:
—Machinery and equipment	7 to 20 years
—Furniture and vehicles	5 to 10 years
—Computer hardware	3 to 7 years

        Additional costs which enhance the future economic benefit of property, plant & equipment are capitalized. Borrowing costs associated with the construction of property, plant & equipment are not capitalized. Property, plant & equipment is reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable.

        Property, plant & equipment which are financed by leases giving Novartis substantially all the risks and rewards of ownership are capitalized at the lower of the fair value of the leased asset or the present value of minimum lease payments at the inception of the lease, and depreciated in the same manner as other assets over the shorter of the lease term or their useful life. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. These are charged to the income statement over the life of the lease, generally, on a straight-line basis.

Intangible assets

        For business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit which is the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. All goodwill is considered to have an indefinite life and is tested for impairment at least annually. Any goodwill impairment charge is recorded in the income statement in Other Income and Expense. Goodwill that is embedded in the equity accounting for associated companies is also assessed annually for impairment with any resulting charge recorded in the results from associated companies.

        All identifiable intangible assets acquired in a business combination are recognized at their fair value separate from goodwill. Furthermore, all acquired research and development assets including upfront and milestone payments on licensed or acquired compounds, are capitalized as intangible assets, even if uncertainties exist as to whether the R&D projects will ultimately be successful in producing a saleable product.

        All Novartis intangible assets are allocated to cash-generating units and amortized if they have a definite useful life and once they are available for use. In-process research & development (IPR&D) is the only class of separately identified intangible assets which is not amortized, but tested for impairment on an annual basis or when facts and circumstances warrant an impairment test. Any impairment charge is recorded in R&D expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life into cost of goods sold where any related impairment charge is also recorded.

        The useful lives assigned to acquired intangible assets are based on the period over which they are expected to generate economic benefits, commencing in the year in which they first generate sales. Acquired intangible assets are amortized on a straight-line basis over the following periods:

Trademarks	Over their estimated economic or legal life with a maximum of 20 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life, typically between 15 and 30 years
Software	3 years
Others	3 to 5 years

        Amortization of trademarks, product and marketing rights is charged to cost of goods sold over their useful lives. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized into cost of goods sold or R&D. Any impairment charges are recorded in the income statement in the same functional cost lines as the amortization charges.

        Intangible assets other than goodwill and IPR&D are reviewed for impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. When evaluating an intangible asset for a potential impairment, the Group estimates the recoverable amount based on the intangible asset's fair value less cost to sell using the estimated future cash flows a market participant could generate with that asset or in certain circumstances the value in use of the intangible asset to the Group, whichever is higher. If the carrying amount of the asset exceeds the recoverable amount an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from forecasted cash flows and related values derived using discounting techniques.

Financial assets

        Investments other than those related to associated companies and joint ventures are initially recorded at fair value on the trade date and subsequently carried at fair value. Debt and equity securities are carried at fair value. The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. These include the use of most recent arm's length transactions, such as new financing rounds or partial sales: reference to other instruments that are substantially the same or discounted cash flow analysis, and other pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs. Exchange rate gains and losses on loans are recorded in the income statement. Loans are carried at amortized cost, less any allowances for uncollectable amounts. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold. Impairments in value are immediately expensed.

Inventories

        Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is valued at historical cost determined on a first-in first-out basis, and this value is used for the cost of goods sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that such inventory can be reused, provisions are reversed with inventory being revalued up to the lower of its estimated market value or original cost. Inventory produced ahead of regulatory approval is provided for with the provision being released on obtaining approval. Unsaleable inventory is fully written off.

Trade receivables

        Trade receivables are initially recognized at fair value which represent the invoiced amounts, less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts. Doubtful trade receivables provisions are established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized in the income statement within marketing & sales expenses. When a trade receivable becomes uncollectible, it is written off against the doubtful trade receivables provisions.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash. Bank overdrafts are presented within other bank and financial debt within current financial debts on the balance sheet.

Marketable securities

        Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at their acquired fair value and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

        Unrealized losses on impaired marketable securities are included as a reduction of financial income in the income statement. A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment.

Repurchase agreements

        Underlying securities related to repurchase agreements are included within marketable securities. Repurchase financing agreements for sold but agreed to be repurchased securities are recognized gross and included in short-term financial debts. Income and expenses are recorded net in interest income.

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

Defined benefit pension plans, other post-employment benefits and other non-current benefits of associates

Defined benefit pension plans

        The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future payments required to settle the obligation resulting from the service of associates in the current and prior periods. The charge for such pension plans, representing the net periodic pension cost, is included in the personnel expenses of the various functions where the associates are located. Plan assets are recorded at their fair value. Unvested past service costs arising from amendments to pension plans are charged or credited to income over the associates' remaining vesting period. Vested past service costs and amounts related to retired associates are immediately recognized in the income statement. Gains or losses arising from plan curtailments or settlements are accounted for at the time they occur. Any recognized pension asset is limited to the present value of future economic benefits available in the form of refunds from the plan or expected reductions in future contributions to the plan.

        The effects of changes in actuarial assumptions and experience adjustments on the value of assets and liabilities of defined benefit plans are immediately recognized in the balance sheet with a corresponding movement in the statement of recognized income and expense.

Other post-employment benefits

        Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and accrued over the service lives of the related associates and included in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in non-current liabilities.

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

Equity-based compensation

        The fair value of Novartis shares, Novartis American Depositary Shares (ADS) and related options granted to associates as compensation is recognized as an expense over the related vesting or service period. Novartis calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for equity-based compensation is included in the personnel expenses of the various functions where the associates are located.

Revenue recognition

        Revenue is recognized when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable and collectability is reasonably assured. Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research & development

        Internal R&D expenses and also payments made to clinical research organizations for contracted research are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of these development costs.

        Initial upfront payments and subsequent milestone payments in accordance with collaborations and alliances are capitalized once the required criteria are met and are amortized once a saleable product results out of the R&D activity. Expenses for R&D contracts with external parties that do not qualify for capitalization are recognized in the income statement based on their percentage of completion.

        Laboratory buildings and equipment included in property, plant & equipment are depreciated in the income statement over their estimated useful lives. Also, acquired core development technologies included in intangible assets are amortized in the income statement over their estimated useful lives.

Government grants

        Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs which they are intended to compensate.

Contingencies and environmental liabilities

        Novartis records accruals for contingencies when it is judged probable that a liability has been incurred and the amount can be reasonably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available.

Product liabilities

        Provisions are made for present product liability obligations resulting from past sales including supporting legal fees. The provision is actuarially determined taking into consideration such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable.

Legal liabilities

        Provisions are made for anticipated settlement costs where a reasonable estimate can be made of the likely outcome of legal or other disputes against the Group. In addition, provisions are made for legal or other expenses arising from claims received for other disputes.

Environmental liabilities

        Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. These remediation costs are calculated at the net present value of expected cash outflows including anticipated inflation, discounted at a rate based on the market yields for high quality corporate bonds. The increase in provisions due to the passage of time and the effect of changes in the discount rates are included in interest expense.

        Cost of future expenditures do not usually reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain.

Restructuring charges

        Restructuring charges are accrued against operating income in the period in which management has committed to a plan, the liability has been incurred and the amount can be reasonably estimated. The Group recognizes the costs for terminating the employment contracts of associates when it is demonstrably committed to either terminating employment according to a detailed formal plan without possibility of withdrawal or when it is committed to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

        Restructuring charges or releases of provisions are included in other income & expense in the income statement.

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

Status of adoption of significant new or amended IFRS standards or interpretations

        The following new or amended IFRS standards or interpretations could have a significant impact on the Group's future financial reporting. The Group has early adopted IFRS 7 "Financial Instruments: Disclosures" and corresponding amendments to other standards already in 2006, however, the Group has not early adopted the following amendments to standards or new standards which need adoption by January 1, 2009 at the latest: IAS 1 "Presentation of Financial Statement", IAS 23 "Borrowing Costs" and IFRS 8 "Operating Segments". The Group is currently evaluating the potential impact, if any, that the adoption of these new or amended standards will have on the Group's consolidated financial statements.

2.     Divestments, Business combinations and other significant transactions

        The following divestments, business combinations and other significant transactions occurred during 2007, 2006 and 2005. See notes 3 and 23 for further details of the impact of these transactions on the consolidated financial statements.

Divestments/discontinued operations—2007

Consumer Health—Gerber Business Unit

        On September 1, Novartis completed the divestment of the Gerber infant products Business Unit for approximately $5.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of approximately $4.0 billion and an after-tax gain of $3.6 billion.

Consumer Health—Medical Nutrition Business Unit

        On July 1, Novartis completed the divestment of the remainder of the Medical Nutrition Business Unit for approximately $2.5 billion to Nestlé S.A. resulting in a pre-tax divestment gain of $1.8 billion and an after-tax gain of $1.6 billion.

        Both the Gerber and Medical Nutrition Business Units (which included the Nutrition & Santé business divested in February 2006) are reported as discontinued operations in all periods in the Group's consolidated financial statements. These businesses had combined 2007 net sales of $1.7 billion (2006: $2.6 billion; 2005: 2.8 billion) and operating income of $311 million (2006: $403 million; 2005: 398 million) before their divestment.

Other significant transactions—2007

Pharmaceuticals—Betaseron® agreement related to Chiron acquisition

        On September 14, 2007, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation, transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of approximately $200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving the rights to market its own branded version of Betaseron® starting in 2009 (pending regulatory approvals). As a result of clarification of the intangible product rights, a reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of $235 million in identified net assets. After taking this into account, Pharmaceuticals Division goodwill for the Chiron acquisition at December 31, 2007, amounted to $1.9 billion.

Vaccines and Diagnostics—Intercell agreement

        On September 28, 2007, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. As a consequence of the agreement, Novartis paid $383 million (EUR 270 million) and recorded $207 million (EUR 146 million) of intangible assets and acquired an additional 4.8 million shares for $176 million (EUR 124 million), which increased the Novartis holding in Intercell to 15.9%.

        The equity investment is accounted for as an available-for-sale marketable security within the financial assets of the Division.

Divestments/discontinued operations—2006

Consumer Health

        On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million.

Acquisitions—2006

Corporate—Chiron acquisition

        On April 20, Novartis completed the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for $48.00 per share. The amounts paid for the shares, related options of associates and transaction costs totaled approximately $5.7 billion. Novartis has created a new division called Vaccines and Diagnostics consisting of two activities: human vaccines named Novartis Vaccines and a diagnostics activity named Chiron. Chiron's biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

        For the period from January 1, 2006 until completion of the acquisition, the 44% minority interest in Chiron held by Novartis had been accounted for using the equity method. For the period after completion of the acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The acquisition of the remaining 56% of this company has resulted in the requirement to revalue the 44% minority interest by $0.6 billion to the proportionate share of the fair value of identified assets and liabilities.

Pharmaceuticals

        As part of the Chiron transaction, Chiron's pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron's early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR).

        On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of $606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at December 31, 2007 amounted to $136 million.

Vaccines and Diagnostics

        For the period following the Chiron acquisition up to December 31, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the Division's results. Goodwill on this transaction at December 31, 2007, amounted to $1.1 billion.

Proforma data including acquisitions for all of 2006

        Had the Chiron Corporation and NeuTec Pharma plc transactions been consummated on January 1, 2006, then 2006 twelve month Novartis net sales from continuing operations would have been approximately $400 million higher, and operating income from continuing operations approximately $400 million lower, respectively, than the reported 2006 amounts.

Acquisitions—2005

Sandoz

        On June 6, Novartis completed the 100% acquisition of Hexal AG for $5.3 billion in cash, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2007, amounted to $4.4 billion.

        On July 20, Novartis completed the acquisition of 100% of Eon Labs, Inc. for a total cost of $2.6 billion, with the results and cash flows consolidated from that date. Goodwill on this transaction at December 31, 2007, amounted to $1.8 billion.

Consumer Health

        On July 14, the Novartis OTC Business Unit announced the acquisition of the rights to produce and market a portfolio of over-the-counter (OTC) brands from Bristol-Myers Squibb Company sold principally in the US for $660 million in cash. The closing date for the main North American product portfolio was August 31, 2005; that for the South American portfolio, September 30, 2005 and for the Europe, Middle East and Africa portfolio, January 6, 2006 with the results and cash flows consolidated from these dates. Goodwill on the transaction at December 31, 2007, amounted to $49 million.

3.     Divisional segmentation of key figures 2007, 2006 and 20051

Operating Divisions

        Novartis is divided operationally on a worldwide basis into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

        The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular and Metabolism; Oncology and Hematology; Neuroscience; Respiratory; Infectious diseases, Transplantation and Immunology; Ophthalmics, Dermatology, Gastrointestinal and Urinary; and Arthritis and Bone. The Pharmaceuticals Division is organized into business franchises responsible for marketing certain products, and a business unit responsible for the Novartis Oncology Business. The Oncology Business Unit is not required to be separately disclosed as a segment, due to the fact that it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division.

        The Vaccines and Diagnostics Division consists of two activities: Vaccines and Chiron. Novartis Vaccines manufactures, distributes and sells vaccines worldwide. Chiron manufactures, distributes, and sells blood testing and molecular diagnostics products.

        The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms of medicines that are no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops and manufactures protein- or biotechnology-

based products no longer protected by patents (known as biosimilars or follow-on biologies) and provides biotech manufacturing to other companies on a contract basis.

        The Consumer Health Division consists of the following three Business Units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has manufacturing, distribution and selling capabilities, however, none are material enough to the Group to be separately disclosed as a segment. The OTC Business Unit offers over-the-counter self medications. The Animal Health Business Unit provides veterinary products for farm and companion animals and the CIBA Vision Business Unit markets contact lenses, lens care products, and ophthalmic products.

        The Gerber and Medical Nutrition Business Units have been classified as a discontinued operations for all periods in these consolidated financial statements as a consequence of their divestment during 2007. The activities of the Gerber Business Unit covered foods and other products and services designed to serve the particular needs of infants and babies and the activities of the Medical Nutrition Business Unit covered health and medical nutrition products. Also treated as discontinued operations for all periods is the Nutrition & Santé unit of the Medical Nutrition Business Unit which was divested in February 2006.

        Inter-Divisional sales are made at amounts which are considered to approximate arm's length transactions. The accounting policies of the Divisions are the same as those of the Group. The Group principally evaluates Divisional performance and allocates resources among the Divisions based on their operating income.

        Division net operating assets consist primarily of property, plant & equipment, intangible assets, inventories and trade and other operating receivables less operating liabilities.

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense which are not attributable to specific Divisions such as certain expenses related to environmental liabilities, charitable activities, donations, sponsorships and research into areas with limited commercial possibilities. Usually, no allocation of Corporate items is made to the Divisions. Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes and non-divisional specific environmental liabilities.

				Vaccines and Diagnostics						Consumer Health continuing operations			Corporate (including eliminations						Discontinued operations
	Pharmaceuticals						Sandoz									Total continuing operations						Total Group
(in $ millions)
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
Net sales to third parties	24,025	22,576	20,262	1,452	956		7,169	5,959	4,694	5,426	4,902	4,490				38,072	34,393	29,446	1,728	2,627	2,766	39,800	37,020	32,212
Sales to other Divisions	181	162	128	24	9		242	148	144	37	39	23	(484)	(358)	(295)

Net sales of Divisions	24,206	22,738	20,390	1,476	965		7,411	6,107	4,838	5,463	4,941	4,513	(484)	(358)	(295)	38,072	34,393	29,446	1,728	2,627	2,766	39,800	37,020	32,212

Other revenues	426	424	253	392	231		21	24	18	36	33	36				875	712	307	7	9	7	882	721	314
Cost of goods sold	(4,480)	(3,826)	(3,275)	(1,077)	(795)		(4,068)	(3,420)	(2,883)	(1,894)	(1,754)	(1,554)	487	384	273	(11,032)	(9,411)	(7,439)	(903)	(1,404)	(1,429)	(11,935)	(10,815)	(8,868)
Of which amortization and impairments of product and marketing rights and trademarks	(683)	(225)	(195)	(280)	(172)		(288)	(288)	(169)	(78)	(78)	(56)				(1,329)	(763)	(420)		(12)	(12)	(1,329)	(775)	(432)

Gross profit	20,152	19,336	17,368	791	401		3,364	2,711	1,973	3,605	3,220	2,995	3	26	(22)	27,915	25,694	22,314	832	1,232	1,344	28,747	26,926	23,658
Marketing & sales	(7,687)	(7,069)	(6,485)	(227)	(124)		(1,236)	(1,061)	(816)	(1,976)	(1,838)	(1,718)				(11,126)	(10,092)	(9,019)	(399)	(664)	(783)	(11,525)	(10,756)	(9,802)
Research & development	(5,088)	(4,265)	(3,972)	(295)	(148)		(563)	(477)	(434)	(301)	(260)	(242)	(183)	(171)	(149)	(6,430)	(5,321)	(4,797)	(26)	(43)	(49)	(6,456)	(5,364)	(4,846)
General & administration	(798)	(703)	(657)	(160)	(92)		(351)	(311)	(270)	(375)	(360)	(303)	(449)	(416)	(384)	(2,133)	(1,882)	(1,614)	(77)	(125)	(128)	(2,210)	(2,007)	(1,742)
Other income & expense	(493)	(596)	(240)	(37)	(63)		(175)	(126)	(111)	(141)	(1)	(75)	(599)	29	49	(1,445)	(757)	(377)	5,822	132	14	4,377	(625)	(363)
Of which amortization and impairments of capitalized intangible assets included in function costs	(174)	(119)	(342)	(15)			(37)	(38)	(57)	(15)	(8)		(3)	(8)	(17)	(244)	(173)	(416)	(6)	(33)	(34)	(250)	(206)	(450)

Operating income	6,086	6,703	6,014	72	(26)		1,039	736	342	812	761	657	(1,228)	(532)	(506)	6,781	7,642	6,507	6,152	532	398	12,933	8,174	6,905

Income from associated companies		(44)	19				3	7	2				409	301	172	412	264	193				412	264	193
Financial income																531	354	461				531	354	461
Interest expense																(237)	(266)	(294)				(237)	(266)	(294)

Income before taxes																7,487	7,994	6,867	6,152	532	398	13,639	8,526	7,265
Taxes																(947)	(1,169)	(986)	(724)	(155)	(138)	(1,671)	(1,324)	(1,124)

Group net income																6,540	6,825	5,881	5,428	377	260	11,968	7,202	6,141

Attributable to:
Shareholders of Novartis AG																6,518	6,798	5,870	5,428	377	260	11,946	7,175	6,130
Minority interests																22	27	11				22	27	11
Included in operating income are:
Depreciation of property, plant & equipment	(629)	(551)	(490)	(81)	(48)		(269)	(233)	(195)	(117)	(112)	(104)	(34)	(33)	18	(1,130)	(977)	(771)	(10)	(51)	(50)	(1,140)	(1,028)	(821)
Amortization of intangible assets	(411)	(268)	(178)	(295)	(172)		(293)	(279)	(189)	(89)	(83)	(56)	(3)	(8)	(12)	(1,091)	(810)	(435)	(6)	(45)	(46)	(1,097)	(855)	(481)
Impairment charges on property, plant & equipment	(116)	(3)			(7)		(31)		(14)	(8)						(155)	(10)	(14)	(1)	(1)		(156)	(11)	(14)
Impairment charges on intangible assets	(446)	(76)	(359)				(32)	(47)	(37)	(4)	(3)				(5)	(482)	(126)	(401)				(482)	(126)	(401)
Impairment charges on financial assets	(41)	(34)	(38)				(27)						(10)	(5)	(10)	(78)	(39)	(48)				(78)	(39)	(48)
Additions to restructuring provisions	(216)	(85)		(34)	(54)		(11)	(30)	(51)	(89)			(40)			(390)	(169)	(51)	(64)			(454)	(169)	(51)
Divestment gains or losses from disposal of subsidiaries								(7)				8					(7)	8	5,841	129		5,841	122	8
Equity-based compensation of Novartis equity plans	(492)	(450)	(384)	(8)	(1)		(30)	(25)	(9)	(41)	(40)	(28)	(118)	(124)	(101)	(689)	(640)	(522)	(22)	(13)	(10)	(711)	(653)	(532)
Total assets	21,511	20,418	14,655	5,826	5,609		16,665	15,009	14,057	4,529	6,480	6,863	26,921	19,756	22,157	75,452	67,272	57,732		736		75,452	68,008	57,732
Total liabilities	(7,527)	(6,778)	(5,848)	(1,025)	(1,073)		(2,001)	(1,545)	(1,342)	(1,375)	(2,358)	(2,430)	(14,128)	(14,753)	(14,948)	(26,056)	(26,507)	(24,568)		(207)		(26,056)	(26,714)	(24,568)

Total equity	13,984	13,640	8,807	4,801	4,536		14,664	13,464	12,715	3,154	4,122	4,433	12,793	5,003	7,209	49,396	40,765	33,164		529		49,396	41,294	33,164
Less net liquidity													(7,407)	(656)	(2,479)	(7,407)	(656)	(2,479)		3		(7,407)	(653)	(2,479)

Net operating assets	13,984	13,640	8,807	4,801	4,536		14,664	13,464	12,715	3,154	4,122	4,433	5,386	4,347	4,730	41,989	40,109	(30,685)		532		41,989	40,641	30,685

Included in total assets are:
Total property, plant & equipment[2]	7,356	6,439	5,053	838	605		3,059	2,430	2,216	834	1,006	1,030	546	465	380	12,633	10,945	8,679		69		12,633	11,014	8,679
Additions to property, plant & equipment	1,436	1,135	686	287	113		627	264	212	209	197	154	98	106	32	2,657	1,815	1,084	32	36	110	2,689	1,851	1,194
Total intangible assets	5,884	6,071	1,670	3,680	3,632		10,048	9,542	9,331	1,632	1,971	2,282	5	14	11	21,249	21,230	13,294		370		21,249	21,600	13,294
Additions to intangible assets	352	351	211	211	13		41	38	24	12	109	104	5			621	511	339	83	69	58	704	580	397
Total investment in associated companies	2	2	1,471	2	1		18	15	10				6,923	6,093	5,605	6,945	6,111	7,086				6,945	6,111	7,086

1    In 2005 and 2006 income statement and balance sheet movements for continuing operations are fully restated to exclude both the Medical Nutrition and Gerber discontinued operations whereas only the December 31, 2006 balance sheet excludes the Medical Nutrition Business Unit.

2    Excluding impact of business combinations

4.     Supplementary segmentation of key figures 2007, 2006 and 2005

Geographical segmentation(1)

2007	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(2)	16,108	17,558	6,134	39,800
Group operating income(3)	7,115	5,540	278	12,933
Depreciation of property, plant & equipment included in operating income	738	329	73	1,140
Group assets	51,988	19,929	3,535	75,452
Additions to property, plant & equipment	1,868	534	287	2,689
Additions to intangible assets	354	349	1	704
Personnel costs	5,160	4,208	795	10,163
2006	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(2)	13,591	17,929	5,500	37,020
Group operating income(3)	5,188	2,784	202	8,174
Depreciation of property, plant & equipment included in operating income	634	336	58	1,028
Group assets	45,378	19,194	3,436	68,008
Additions to property, plant & equipment	1,097	486	268	1,851
Additions to intangible assets	75	499	6	580
Personnel costs	4,405	4,030	703	9,138
2005	Europe	The Americas	Asia/Africa/ Australia	Total
	($ millions)	($ millions)	($ millions)	($ millions)
Group net sales(2)	12,000	15,011	5,201	32,212
Group operating income(3)	4,518	1,916	471	6,905
Depreciation of property, plant & equipment included in operating income	508	264	49	821
Group assets	37,977	17,049	2,706	57,732
Additions to property, plant & equipment	683	396	115	1,194
Additions to intangible assets	162	210	25	397
Personnel costs	3,948	3,341	652	7,941

(1)
Total Group including discontinued operations.

(2)
Net sales from operations by location of third party customer.

(3)
Operating income from operations as recorded in the legal entities in the respective region.

        The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2007, 2006 and 2005:

	Net sales(1)						Additions to property, plant & equipment						Additions to intangible assets						Total assets
Country
	2007	%	2006	%	2005	%	2007	%	2006	%	2005	%	2007	%	2006	%	2005	%	2007	%	2006	%	2005	%
	$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions
Switzerland	448	1	412	1	370	1	717	27	528	29	305	26	315	45	63	11	140	35	25,369	34	18,368	27	16,334	28
USA	14,238	36	14,998	41	12,587	39	402	15	409	22	332	28	118	17	235	41	86	22	17,695	23	16,327	24	15,601	27
Germany	3,840	10	3,187	9	2,470	8	235	9	129	7	89	7	20	3	3	1	13	3	6,226	8	5,189	8	1,870	3
Japan	2,559	6	2,464	7	2,591	8	16	1	13	1	16	1			5	1	1		1,689	2	1,933	3	1,605	3
France	2,080	5	1,763	5	1,856	6	42	2	25	1	27	2							1,108	1	975	1	934	2
UK	1,144	3	1,037	3	924	3	327	12	160	9	60	5							3,248	4	3,218	5	1,461	3
Austria	356	1	308	1	275	1	151	6	66	4	49	4	1		2		3	1	1,791	2	1,508	2	1,324	2
Slovenia	89		94		100		104	4	42	2	73	6			1		1		1,705	2	1,424	2	1,292	2
Other	15,046	38	12,757	33	11,039	34	695	24	479	25	243	21	250	35	271	46	153	39	16,621	24	19,066	28	17,311	30

Total Group	39,800	100	37,020	100	32,212	100	2,689	100	1,851	100	1,194	100	704	100	580	100	397	100	75,452	100	68,008	100	57,732	100

Less discontinued operations	1,728		2,627		2,766		32		36		110		83		69		58				736

Total continuing operations	38,072		34,393		29,446		2,657		1,815		1,084		621		511		339		75,452		67,272		57,732

(1)
Net sales from operations by location of third party customer.

        The Group's three largest customers account for approximately 9%, 8% and 6% respectively (2006: 10%, 9% and 7%; 2005: 9%, 9% and 7%), of net sales from continuing operations. No other customer accounts for 4% (2006: 5%; 2005: 5%) or more of net sales from continuing operations. The highest amounts of trade receivables outstanding are the ones for the largest customers and amount to 9%, 6% and 6% respectively (2006: 12%, 8% and 7%), of the Group's trade receivables at December 31, 2007.

Pharmaceuticals Division therapeutic area net sales

Therapeutic areas	2007	2006	Change (2006 to 2007)	2005	Change (2005 to 2006)
	$ millions	$ millions	$ (%)	$ millions	$ (%)
Cardiovascular & Metabolism
Diovan(1)	5,012	4,223	19	3,654	16
Lotrel(1)	748	1,352	(45)	1,066	27
Exforge	103	10	930	5	100
Tekturna/Rasilez	40		NM	0	NM
Other	8	1	NM	0	NM

Total strategic franchise products	5,911	5,586	6	4,725	18
Mature products (including Lescol)	1,494	1,534	(3)	1,553	(1)

Total Cardiovascular & Metabolism products	7,405	7,120	4	6,278	13

Oncology & Hematology
Gleevec/Glivec(1)	3,050	2,554	19	2,169	18
Zometa(1)	1,297	1,283	1	1,223	5
Sandostatin (group)(1)	1,027	915	12	895	2
Femara	937	719	30	536	34
Exjade	357	143	150	2	NM
Other(1)	283	295	(4)	267	10

Total Oncology & Hematology products	6,951	5,909	18	5,092	16

Neuroscience
Trileptal(1)	692	721	(4)	610	18
Exelon(1)	632	525	20	465	13
Comtan/Stalevo (group)(1)	420	339	24	277	22
Tegretol(1)	413	391	6	392	0
Ritalin/Focalin (group)(1)	375	330	14	240	38
Other(1)	382	351	9	239	47

Total strategic franchise products	2,914	2,657	10	2,223	20
Mature products	431	440	(2)	476	(8)

Total Neuroscience products	3,345	3,097	8	2,699	15

Respiratory
Foradil	362	331	9	332	0
TOBI/Tobramycin	273	177	54	0	NM
Xolair	140	102	37	5	NM
Other	87	69	26	53	30

Total strategic franchise products	862	679	27	390	74
Mature products(1)	97	103	(6)	127	(19)

Total Respiratory products	959	782	23	517	51

Ophthalmics,Dermatology,Gastrointestinal and Urology (ODGU)
Lucentis	393	19	NM	0	NM
Enablex/Emselex(1)	179	114	57	46	148
Elidel(1)	176	179	(2)	268	(33)
Zelnorm/Zelmac(1)	88	561	(84)	417	35
Other(1)	605	706	(14)	834	(15)

Total strategic franchise products	1,441	1,579	(9)	1,565	1
Mature products (including Lamisil)(1)	711	1,097	(35)	1,251	(12)

Total ODGU products	2,152	2,676	(20)	2,816	(5)

Arthritis & Bone
Prexige	91	47	94	8	488
Other(1)	41	3	NM	1	200

Total strategic franchise products	132	50	164	9	456
Mature products (including Voltaren)(1)	1,442	1,430	1	1,471	(3)

Total Arthritis & Bone products	1,574	1,480	6	1,480	0

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun(1)	944	918	3	952	(4)
Other(1)	448	330	36	161	105

Total strategic franchise products	1,392	1,248	12	1,113	12
Mature products(1)	247	264	(6)	267	(1)

Total IDTI products	1,639	1,512	8	1,380	10

Total strategic franchise products	19,603	17,708	11	15,117	17
Total mature products	4,422	4,868	(9)	5,145	(5)

Total division net sales	24,025	22,576	6	20,262	11

NM—Not meaningful

(1)
In 2005 this includes prior-year sales rebate accounting adjustment.

5.     Financial income

	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Interest income	423	367	405
Dividend income	10	8	3
Net capital gains on available-for-sale securities	374	282	94
Impairment of available-for-sale securities	(86)	(25)	(49)
Income on options and forward contracts		48	83
Expenses on options and forward contracts	(292)	(316)	(144)
Other financial income	2	1	3
Other financial expense	(58)	(49)	(49)
Currency result, net	158	38	115

Total financial income	531	354	461

6.     Taxes

Income before taxes

	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Switzerland	3,806	4,087	2,084
Foreign	3,681	3,907	4,783

Total income before taxes for continuing operations	7,487	7,994	6,867

Current and deferred income tax expense

	2007	2006	2005
	($ millions)	($ millions)	($ millions)
Switzerland	(357)	(328)	(333)
Foreign	(1,360)	(1,203)	(1,066)

Total current income tax expense	(1,717)	(1,531)	(1,399)

Switzerland	194	(69)	43
Foreign	576	431	370

Total deferred tax income	770	362	413

Total income tax expense for continuing operations	(947)	(1,169)	(986)

Analysis of tax rate

        The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the income before tax of each subsidiary) and the effective tax rate are:

	2007	2006	2005
	(%)	(%)	(%)
Expected tax rate for continuing operations	13.9	15.0	15.1
Effect of disallowed expenditures	2.9	2.1	1.6
Effect of utilization of tax losses brought forward from prior periods	(0.3)	(0.5)	(0.7)
Effect of income taxed at reduced rates	(0.4)	(0.2)	(0.1)
Effect of tax credits and allowances	(0.4)	(1.1)	(1.1)
Prior year and other items	(3.1)	(0.7)	(0.4)

Effective tax rate for continuing operations	12.6	14.6	14.4

        The change in the expected tax rate is caused by the change in the profitability of the Group's subsidiaries in the respective countries.

        The utilization of tax loss carryforwards lowered the tax charge by $25 million, $48 million and $48 million in 2007, 2006 and 2005, respectively.

7.     Earnings per share

        Basic earnings per share (EPS) is calculated by dividing the net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

	2007	2006	2005
Basic earnings per share
Weighted average number of shares outstanding	2,317,466,535	2,345,232,126	2,332,848,144
Net income attributable to shareholders of Novartis AG ($ millions)
—from continuing operations	6,518	6,798	5,870
—from discontinued operations	5,428	377	260
—Group	11,946	7,175	6,130
Basic earnings per share ($)
—continuing operations	2.81	2.90	2.52
—discontinued operations	2.34	0.16	0.11
—Group	5.15	3.06	2.63

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

	2007	2006	2005
Diluted earnings per share
Weighted average number of shares outstanding	2,317,466,535	2,345,232,126	2,332,848,144
Adjustment for dilutive share options	11,421,638	15,224,345	9,605,470
Weighted average number of shares for diluted earnings per share	2,328,888,173	2,360,456,471	2,342,453,614
Net income attributable to shareholders of Novartis AG ($ millions)
—from continuing operations	6,518	6,798	5,870
—from discontinued operations	5,428	377	260
—Group	11,946	7,175	6,130
Diluted earnings per share ($)
—continuing operations	2.80	2.88	2.51
—discontinued operations	2.33	0.16	0.11
—Group	5.13	3.04	2.62

        Options equivalent to 27.0 million shares (2006: 4.4 million; 2005: 16.7 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

8.     Property, plant & equipment movements

2007	Land	Buildings	Plant and other equipment under construction	Other property, plant & equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	570	7,154	1,545	10,434	19,703
Cost of assets related to discontinued operations	(9)	(98)	(15)	(408)	(530)
Impact of business combinations		(37)	(7)	(12)	(56)
Reclassifications(1)	16	461	(1,053)	665	89
Additions	18	180	1,904	555	2,657
Disposals	(3)	(133)	(27)	(330)	(493)
Currency translation effects	38	460	170	762	1,430

December 31	630	7,987	2,517	11,666	22,800

Accumulated depreciation
January 1	(7)	(2,917)		(5,834)	(8,758)
Accumulated depreciation of assets related to discontinued operations		37		211	248
Impact of business combinations		31	1	6	38
Reclassifications	2	(31)		(71)	(100)
Depreciation charge	(2)	(278)		(850)	(1,130)
Depreciation of disposals		91		265	356
Impairment charge	(4)	(87)	(23)	(41)	(155)
Currency translation effects	(1)	(211)		(454)	(666)

December 31	(12)	(3,365)	(22)	(6,768)	(10,167)

Net book value—December 31	618	4,622	2,495	4,898	12,633

Insured value—December 31					24,194

Net book value of property, plant & equipment under finance lease contracts					9

Commitments for purchases of property, plant & equipment					690

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction and due to the final completion of the Chiron acquisition accounting.

2006	Land	Buildings	Plant and other equipment under construction	Other property, plant & equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	419	6,067	912	9,116	16,514
Cost of assets related to discontinued operations	(4)	(79)	(18)	(179)	(280)
Impact of business combinations	117	398	259	257	1,031
Reclassifications(1)	(2)	369	(982)	615
Additions	17	124	1,306	393	1,840
Disposals	(5)	(109)	(18)	(464)	(596)
Currency translation effects	28	384	86	696	1,194

December 31	570	7,154	1,545	10,434	19,703

Accumulated depreciation
January 1	(3)	(2,621)		(5,211)	(7,835)
Accumulated depreciation of assets related to discontinued operations		46		129	175
Depreciation charge	(3)	(244)		(769)	(1,016)
Depreciation of disposals		79		416	495
Impairment charge	(1)	1		(11)	(11)
Currency translation effects		(178)		(388)	(566)

December 31	(7)	(2,917)		(5,834)	(8,758)

Net book value—December 31	563	4,237	1,545	4,600	10,945

Insured value—December 31					19,196

Net book value of property, plant & equipment under finance lease contracts					18

Commitments for purchases of property, plant & equipment					563

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

9.     Intangible asset movements

2007	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	11,404	2,471	660	9,999	1,046	25,580
Cost of assets related to discontinued operations	(79)			(25)	(496)	(600)
Impact of business combinations	3			38		41
Reclassifications(1)	(81)	54		127	27	127
Additions	9	209	52	81	270	621
Disposals				(708)	(37)	(745)
Currency translation effects	598	102	85	553	45	1,383

December 31	11,854	2,836	797	10,065	855	26,407

Accumulated amortization
January 1	(745)	(105)	(86)	(2,901)	(513)	(4,350)
Accumulated amortization of assets related to discontinued operations	50			25	210	285
Reclassifications(1)				34	(1)	33
Amortization charge			(54)	(919)	(118)	(1,091)
Amortization of disposals				704	34	738
Impairment charge	(3)	(94)		(360)	(25)	(482)
Currency translation effects	(46)	(13)	(14)	(196)	(22)	(291)

December 31	(744)	(212)	(154)	(3,613)	(435)	(5,158)

Net book value—December 31	11,110	2,624	643	6,452	420	21,249

2006
Cost
January 1	8,080	875	508	6,455	727	16,645
Cost of assets related to discontinued operations	(255)			(216)	(29)	(500)
Impact of business combinations	3,138	1,216	140	3,254	167	7,915
Reclassifications(1)		(115)		114	1
Additions	1	407		12	159	579
Disposals	(59)	(1)		(11)	(13)	(84)
Currency translation effects	499	89	12	391	34	1,025

December 31	11,404	2,471	660	9,999	1,046	25,580

Accumulated amortization
January 1	(801)	(37)	(10)	(2,090)	(413)	(3,351)
Accumulated amortization of assets related to discontinued operations	49			52	10	111
Reclassifications(1)	(1)		(25)	6	20
Amortization charge			(49)	(666)	(119)	(834)
Amortization of disposals	60			8	12	80
Impairment charge	(2)	(67)		(47)	(10)	(126)
Currency translation effects	(50)	(1)	(2)	(164)	(13)	(230)

December 31	(745)	(105)	(86)	(2,901)	(513)	(4,350)

Net book value—December 31	10,659	2,366	574	7,098	533	21,230

(1)
Reclassifications between various assets categories as a result of recording final acquisition balance sheets and product launches of acquired research & development.

Divisional segmentation of intangible assets for continuing operations

        The net book values at December 31, 2007 of intangible assets are allocated to the Group's Divisions as summarized below:

	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Pharmaceuticals	2,270	1,767	10	1,679	158	5,884
Vaccines and Diagnostics	1,111	462	204	1,706	197	3,680
Sandoz	7,116	233	429	2,212	58	10,048
Consumer Health	613	162		855	2	1,632
Corporate					5	5

Total	11,110	2,624	643	6,452	420	21,249

Amount at risk if discounted cash flows fell by 5%		3		34		37
Amount at risk if discounted cash flows fell by 10%		6		71		77

        Goodwill, other intangible assets with indefinite useful lives and acquired R&D are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment and is therefore not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. For all other intangible assets, an impairment is recognized when the balance sheet carrying amount is higher than the greater of fair value less cost to sell and value in use.

        Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. Under this method the fair value less cost to sell is calculated and only if it is lower than the balance sheet carrying amount is the value in use determined. Novartis uses the discounted cash flow method to determine the fair value less cost to sell, which starts with a forecast of all expected future net cash flows. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next five years are utilized based on management's range of forecasts with a terminal value using sales projections in line or lower than inflation thereafter. Typically three probability-weighted scenarios are used. These cash flows which reflect the risks and uncertainties associated with the asset are discounted at an appropriate rate to net present value. The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group's activities with regard to:

  •
  the amount and timing of projected future cash flows;

  •
  the discount rate selected;

  •
  the outcome of R&D activities (compound efficacy, results of clinical trials, etc.);

  •
  the amount and timing of projected costs to develop the IPR&D into commercially viable products;

  •
  the probability of obtaining regulatory approval;

  •
  long-term sales forecasts for periods of up to 20 years;

  •
  sales price erosion rates after the end of patent protection and timing of the entry of generic competition; and

  •
  the behavior of competitors (launch of competing products, marketing initiatives, etc.).

        Factors that could result in shortened useful lives or impairment include lower than anticipated sales for acquired products or associated with patents and trademarks; or lower than anticipated future sales resulting from acquired R&D; or the closing of facilities; or changes in the planned use of property, plant or equipment. Changes in the discount rates used for these calculations also could lead to impairments. Additionally, impairments of IPR&D and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

        The discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

        Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of a cash-generating unit and related goodwill is based on the higher of fair value less cost to sell or on the value in use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals %	Vaccines and Diagnostics %	Sandoz %	Consumer Health %
Sales growth rate assumptions after forecast period	3.0	2.5	0 to 7.0	-2.0 to 3.0
Discount rate	7.5	7.5	7.0 to 13.0	7.0 to 9.0

        In 2007, impairment charges of $482 million were recorded. This is principally relating to an impairment of $320 million for Famvir product rights due to an earlier than anticipated challenge to its patent and subsequent loss of sales in the Pharmaceuticals Division. Additionally, Novartis recorded various impairment charges of $126 million, mainly for upfront and milestone payments in the Pharmaceuticals Division and $36 million for currently marketed products and other intangible assets in the Sandoz and Consumer Health Divisions.

        In 2006, Novartis recorded impairment charges amounting to a total of $126 million, principally relating to capitalized milestone payments in the Pharmaceuticals Division and marketed products and IPR&D in the Sandoz Division.

9.     Intangible asset movements (Continued)

        In 2005, impairment charges of $401 million were recorded, principally relating to the impairment of NKS 104 marketing rights in the Pharmaceuticals Division of $332 million and $37 million of IPR&D in the Sandoz Division.

10.   Investment in associated companies

        Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value		Net income statement effect
	2007	2006	2007	2006	2005
	$ millions	$ millions	$ millions	$ millions	$ millions
Roche Holding AG, Switzerland	6,817	6,020	391	290	166
Chiron Corporation, USA				(44)	19
Others	128	91	21	18	8

Total	6,945	6,111	412	264	193

        The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

        A survey of analyst estimates is used to predict the Group's share of net income in Roche Holding AG ("Roche"). Any differences between these estimates and actual results will be adjusted in the 2008 financial statements.

        The following table shows summarized financial information of the major associated company for the year ended December 31, 2006 since the 2007 data is not yet available:

	Assets	Liabilities	Revenue	Net income
	CHF billions	CHF billions	CHF billions	CHF billions
Roche	74.4	27.6	43.5	9.2

Roche Holding AG

        The Group's holding in Roche voting shares was 33.3% at December 31, 2007 and 2006. This investment represents approximately 6.3% of the total outstanding voting and non-voting equity instruments. In order to apply the equity method of accounting, independent appraisers were used to estimate the fair value of Roche's identifiable assets and liabilities at the time of acquisition of the investment and, therefore, the amount of residual goodwill. The purchase price allocations were made on publicly available information at the time of acquisition of the shares.

        The balance sheet value allocation is as follows:

$ millions
Novartis share of Roche's reported net assets	2,347
Novartis share of net book value of additional appraised intangible assets	2,211
Net book value of Novartis goodwill	2,509

Total residual value of purchase price	7,067
Accumulated equity accounting adjustments and translation effects	(250)

December 31, 2007 balance sheet value	6,817

        The identified intangible assets principally relate to the value of currently marketed products and are being amortized straight-line over their estimated average useful life of 20 years.

        The income statement effects from applying Novartis accounting for Roche in 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	$ millions	$ millions	$ millions
Depreciation and amortization of fair value adjustments relating to property plant & equipment and intangible assets net of taxes of $36 million (2006: $34 million; 2005: $35 million)	(118)	(114)	(115)
Prior year adjustment	13	13	2
Novartis share of estimated Roche current year consolidated net income	496	391	279

Net income effect	391	290	166

        The market value of the Novartis interest in Roche at December 31, 2007 was $10.0 billion (2006: $10.8 billion) (Reuters symbol: RO.S).

Chiron Corporation

        The recording of the results was based on the Group's weighted average holdings in Chiron until the acquisition of the remaining shares of Chiron in April 2006. The interest in Chiron has been accounted for using the equity method for the period from January 1, 2006 to the date of acquisition and thereafter it is fully consolidated.

        The income statement effects from applying Novartis accounting policies to Chiron up to its date of full acquisition in April 2006 and for 2005 are as follows:

	2006	2005
	$ millions	$ millions
Prior year adjustment	24	(6)
Novartis share of Chiron consolidated net income	(68)	25

Net income effect	(44)	19

11.   Deferred tax assets and liabilities

	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry forwards	Other provisions and accruals	Valuation allowance	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Deferred tax assets at January 1, 2006	23	232	1,360	956	54	805	(29)	3,401
Deferred tax liabilities at January 1, 2006	(694)	(1,254)	(801)	(193)		(530)		(3,472)

Net deferred tax balance at January 1, 2006	(671)	(1,022)	559	763	54	275	(29)	(71)

At January 1, 2006	(671)	(1,022)	559	763	54	275	(29)	(71)
Deferred tax related to discontinued operations	3	(3)	(5)		(1)	1		(5)
(Charged)/credited to income	(11)	273	(298)	152	2	215	2	335
Charged to equity			(97)			(69)		(166)
Acquisitions/divestments	(17)	(1,624)	5	(37)	145	115		(1,413)
Other movements	(49)	(12)	30	(8)	6	(34)		(67)

Net deferred tax balance at December 31, 2006	(745)	(2,388)	194	870	206	503	(27)	(1,387)

Deferred tax assets at December 31, 2006	64	286	1,059	1,123	206	1,192	(27)	3,903
Deferred tax liabilities at December 31, 2006	(809)	(2,674)	(865)	(253)		(689)		(5,290)

Net deferred tax balance at December 31, 2006	(745)	(2,388)	194	870	206	503	(27)	(1,387)

At January 1, 2007	(745)	(2,388)	194	870	206	503	(27)	(1,387)
Deferred tax related to discontinued operations	3	70	(1)	5		71	2	150
(Charged)/credited to income	(11)	568	57	133	(21)	36	8	770
Charged to equity			(184)			(28)		(212)
Other movements	(10)	(129)	(142)	21	19	21		(220)

Net deferred tax balance at December 31, 2007	(763)	(1,879)	(76)	1,029	204	603	(17)	(899)

Deferred tax assets at December 31, 2007	75	208	512	1,243	204	1,342	(17)	3,567
Deferred tax liabilities at December 31, 2007	(838)	(2,087)	(588)	(214)		(739)		(4,466)

Net deferred tax balance at December 31, 2007	(763)	(1,879)	(76)	1,029	204	603	(17)	(899)

        A reversal of valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group's effective tax rate.

        Deferred tax assets of $1.2 billion (2006: $1.8 billion) and deferred tax liabilities of $3.8 billion (2006: $4.6 billion) are expected to be recovered after more than twelve months.

        At December 31, 2007 unremitted earnings of $30 billion (2006: $31 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2007	2006
	$ millions	$ millions
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—investments in subsidiaries	(1,488)	841
—goodwill from acquisitions	6,203	6,262

        The gross value of unused tax loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	not capitalized	capitalized	2007
	$ millions	$ millions	$ millions
One year	12	13	25
Two years	13	8	21
Three years	63	119	182
Four years	341	159	500
Five years	160	18	178
More than five years	578	411	989

Total	1,167	728	1,895

	not capitalized	capitalized	2006
	$ millions	$ millions	$ millions
One year	54		54
Two years	37	1	38
Three years	38	8	46
Four years	39	110	149
Five years	350	138	488
More than five years	643	522	1,165

Total	1,161	779	1,940

        Tax loss carryforwards are capitalized if it is probable that future taxable profits will be available to utilize the losses.

        $58 million of unused tax loss carryforwards expired during 2007 (2006: $12 million; 2005: $7 million).

12.   Financial and other non-current assets

	2007	2006
	$ millions	$ millions
Financial investments and long-term loans	1,319	2,313
Prepaid post-employment benefit plans	2,309	2,102

Total financial and other non-current assets	3,628	4,415

        Financial investments at December 31, 2007 of $846 million are valued at market value (2006: $1,912 million) and long-term loans at amortized cost.

        During 2007, $65 million (2006: $21 million; 2005: $43 million) of unrealized losses on available-for-sale investments and $13 million (2006: $18 million; 2005: $5 million) on other investments were considered to be impaired and were charged to the income statement within other income and expense.

13.   Inventories

	2007	2006
	$ millions	$ millions
Raw material, consumables	940	810
Finished products	4,515	3,688

Total inventories	5,455	4,498

        The following summarizes the movement in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2007	2006	2005
	$ millions	$ millions	$ millions
January 1	(491)	(295)	(260)
Provisions on inventory related to discontinued operations	17	7
Inventory write-downs charged to income statement	(940)	(659)	(544)
Utilization of inventory provisions	381	300	329
Reversal of inventory provisions	404	183	150
Currency translation effects	(51)	(27)	30

December 31	(680)	(491)	(295)

14.   Trade receivables

	2007	2006
	$ millions	$ millions
Total gross trade receivables	6,817	6,359
Less provision for doubtful trade receivables	(169)	(198)

Total trade receivables, net	6,648	6,161

        Provisions for chargebacks and discounts are adjusted based upon actual experience. Such adjustments to the historic estimates have not been material.

        The following summarizes the movement in the provision for doubtful trade receivables:

	2007	2006	2005
	$ millions	$ millions	$ millions
January 1	(198)	(203)	(251)
Provisions on trade receivables related to discontinued operations	9	7
Provision for doubtful trade receivables charged to income statement	(102)	(158)	(184)
Utilization or reversal of provision for doubtful trade receivables	136	167	211
Currency translation effects	(14)	(11)	21

December 31	(169)	(198)	(203)

        The following table sets forth details of the age of trade receivables that are not overdue as the payment terms specified in the terms and conditions established with Novartis customers have not been exceeded as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

	2007	2006
	$ millions	$ millions
Total	6,817	6,359
Less provision for doubtful trade receivables	(169)	(198)

Total trade receivables, net	6,648	6,161

of which:
Not overdue	5,641	5,313
Past due not more than one month	508	452
Past due more than one month and not more than three months	268	186
Past due more than three months and not more than six months	152	172
Past due more than six months and not more than one year	177	213
Past due more than one year	71	23
Provision for doubtful trade receivables	(169)	(198)

Total trade receivables, net	6,648	6,161

        Provisions for doubtful trade receivables are established based upon the difference between the receivable value and the estimated net collectible amount. Novartis establishes its provision for doubtful trade receivables based on its historical loss experiences. Significant financial difficulties of the debtor, such as probability that the debtor will enter bankruptcy or need financial reorganisation and default or delinquency in payments, are considered indicators that trade receivables are doubtful.

        The maximum exposure to credit risk at the reporting date is the fair value of net trade receivables mentioned above. Novartis does not expect writing off not past due nor unprovided for trade receivables. The Group does not hold collateral as security.

        Trade receivables include amounts denominated in the following major currencies:

Currency	2007	2006
	$ millions	$ millions
CHF	142	124
EUR	1,833	1,523
GBP	176	181
JPY	975	890
	$1,998	2,171
Other	1,524	1,272

Total trade receivables, net	6,648	6,161

15.   Marketable securities and derivative financial instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2007 and 2006. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models using observable market inputs at December 31, 2007 and 2006.

	Contract or underlying principal amount		Positive fair values		Negative fair values
Derivative financial instruments
	2007	2006	2007	2006	2007	2006
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	12,594	8,510	23	33	(195)	(54)
Over the counter currency options	3,090	2,252	8	4	(6)	(2)
Cross currency swaps		31				(27)

Total of currency related instruments	15,684	10,793	31	37	(201)	(83)

Interest rate related instruments
Interest rate swaps	176

Total of interest rate related instruments	176

Options on equity securities		21

Total derivative financial instruments included in marketable securities and in current financial debt	15,860	10,814	31	37	(201)	(83)

        The contract or underlying principal amount of derivative financial instruments at December 31, 2007 and 2006 are set forth by currency in the table below.

December 31, 2007	EUR	$	JPY	Other currencies	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	5,381	6,733	42	438	12,594
Over the counter currency options	2,490	600			3,090

Total of currency related instruments	7,871	7,333	42	438	15,684

Interest rate related instruments
Interest rate swaps				176	176

Total of interest rate related instruments				176	176

Total derivative financial instruments	7,871	7,333	42	614	15,860

December 31, 2006	EUR	$	JPY	Other currencies	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	4,027	3,844	59	580	8,510
Over the counter currency options	2,252				2,252
Cross currency swaps		31			31

Total of currency related instruments	6,279	3,875	59	580	10,793

Options on equity securities		21			21

Total derivative financial instruments	6,279	3,896	59	580	10,814

Derivative financial instruments effective for hedge accounting purposes	Contract or underlying principal amount 2006	Fair values 2006
	$ millions	$ millions
Anticipated transaction hedges
Forward foreign exchange rate contracts	103
Over the counter currency options	724	1

Total of derivative financial instruments effective for hedge accounting purposes included in marketable securities and current financial debt	827	1

        No derivative financial instruments were used for hedge accounting purposes at December 31, 2007. All of the 2006 hedging instruments used for anticipated transactions matured within twelve months and were contracted with the intention of hedging anticipated transactions which were expected to occur in 2007. The instruments were intended to hedge the foreign currency risk arising from highly probable forecast intra-group transactions with consolidated foreign currency exchange risk. The gain or loss relating to the effective portion of the derivative instruments, previously deferred in equity, was recognized in the income statement within other income and expense when the hedged item affected profit or loss. There was no ineffectiveness to be recorded from these anticipated transaction hedges.

Marketable securities, time deposits and derivative financial instruments	2007	2006
	$ millions	$ millions
Available-for-sale marketable securities
Debt securities	2,208	3,390
Equity securities	945	399
Fund investments	445	217

Total available-for-sale marketable securities	3,598	4,006

Time deposits with original maturity more than 90 days	4,089	27
Derivative financial instruments	31	37
Accrued interest on debt securities	123	70

Total marketable securities, time deposits and derivative financial instruments	7,841	4,140

        If the fair value of an available-for-sale marketable security becomes permanently impaired then the unrealized loss is recognized as an expense. During 2007, $86 million (2006: $25 million; 2005: $49 million) was recognized as impairment losses within financial expense.

        The maximum exposure to credit risk at the reporting date is the fair value of debt securities classified as available-for-sale, deposits, and derivative financial instruments.

        In general, the Group's overall risk management initiatives focus on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group identifies risk management tolerance levels so that the solvency or the investment grade credit standing of the Group should not be endangered.

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

Foreign exchange rate risk

        The Group uses the $ as its reporting currency. As a result, the Group is exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts that reflect the changes in the value of foreign exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

        Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of currency exchange rates. In the very long term, however, the difference in the inflation rate should match the currency exchange rate movement, so that the market value of the foreign non-monetary assets will compensate for the change due to currency movements. For this reason, the Group only hedges the net investments in foreign subsidiaries in exceptional cases.

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

Interest rate risk

        The Group manages its net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed upon fixed and variable interest rates. The Group aims to have as a maximum no more than half of its debt with fixed interest rates.

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

Credit Risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers, taking into account the financial position, past experience and other factors. Individual risk limits are set accordingly. Three customers account for approximately 9%, 8% and 6% (2006: 10%, 9% and 7%; 2005: 9%, 9% and 7%), respectively, of net sales from continuing operations in 2007. No other customer accounts for 4% (2006: 5%; 2005: 5%) or more of the net sales from continuing operations. The highest amounts of trade receivables are the ones for the largest customers and are approximately 9%, 6% and 6% (2006: 12%, 8% and 7%) respectively of Group trade receivables at December 31, 2007, and there is no other significant concentration of credit risk.

Counterparty risk

        Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. Novartis has policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statements and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.

        The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

Liquidity risk

        Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors the Group's net liquidity position through rolling forecasts on the basis of expected cash flows. The Group's cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 17% and the next three other largest ones holding approximately 16%, 15%, 14%, respectively (2006: largest one 10% and the next five largest ones holding 9% and 8% each, respectively).

        The following table sets forth how management monitors net liquidity based on details of the remaining contractual maturities of financial assets and liabilities excluding trade receivables and payables at December 31, 2007 and 2006:

December 31, 2007	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	1,560	2,516	1,283	466	1,985	7,810
Derivative financial instruments and accrued interest on derivative financial instruments	11	11	9			31
Cash and cash equivalents	3,558	1,802				5,360

Total current assets	5,129	4,329	1,292	466	1,985	13,201

Non-current liabilities
Financial debts				677		677

Total non-current liabilities				677		677

Current liabilities
Financial debts	3,863	698	355			4,916
Derivative financial instruments	91	88	22			201

Total current liabilities	3,954	786	377			5,117

Net liquidity of continuing operations	1,175	3,543	915	(211)	1,985	7,407

December 31, 2006	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	16	42	929	1,726	1,390	4,103
Derivative financial instruments and accrued interest on derivative financial instruments	12	24	1			37
Cash and cash equivalents	3,014	801				3,815

Total current assets	3,042	867	930	1,726	1,390	7,955

Non-current liabilities
Financial debts				656		656

Total non-current liabilities				656		656

Current liabilities
Financial debts	3,438	1,352	1,770			6,560
Derivative financial instruments	47	5	23	8		83

Total current liabilities	3,485	1,357	1,793	8		6,643

Net liquidity	(443)	(490)	(863)	1,062	1,390	656

        The balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

        The Group's contractual undiscounted cash flows from derivative financial instruments to be settled on a gross basis are as follows:

December 31, 2007	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	(2,379)	(4,086)	(3,573)		(10,038)
Inflows in various currencies	2,298	4,011	3,481		9,790
December 31, 2006	Due or due not later than one month	Due later than one month but not later than three months	Due later than three months but not later than one year	Due later than one year but not later than five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	(1,335)	(2,803)	(2,581)	(9)	(6,728)
Inflows in various currencies	1,300	2,744	2,539	7	6,590

Capital Risk Management

        Novartis strives to maintain strong debt ratings. In managing its capital, Novartis focuses on a sound debt/equity ratio. Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor's, Moody's and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody's has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities. Novartis does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

        The year-end debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 principally due to the divestments.

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

	Dec 31, 2007	Dec 31, 2006
	$ millions	$ millions
All financial instruments	230	49
Analyzed by components:
Instruments sensitive to foreign currency rates	165	30
Instruments sensitive to equity market movements	110	28
Instruments sensitive to interest rates	12	27

        The average, high, and low VAR amounts are as follows:

2007	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	108	230	52
Analyzed by components:
Instruments sensitive to foreign currency rates	56	165	30
Instruments sensitive to equity market movements	80	135	33
Instruments sensitive to interest rates	25	40	8
2006	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	90	138	49
Analyzed by components:
Instruments sensitive to foreign currency rates	81	134	30
Instruments sensitive to equity market movements	29	40	21
Instruments sensitive to interest rates	11	29	4

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

        In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2007 and 2006, the worst case loss scenario was configured as follows:

	Dec 31, 2007	Dec 31, 2006
	$ millions	$ millions
All financial instruments	474	1,115
Analyzed by components:
Instruments sensitive to foreign currency rates	60	542
Instruments sensitive to equity market movements	342	415
Instruments sensitive to interest rates	72	158

        In the Group's risk analysis, Novartis considered this worst case scenario acceptable as it could reduce income, but would not endanger the solvency or the investment grade credit standing of the Group. While it is highly unlikely that all worst case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst case environment, management actions could further mitigate the Group's exposure.

16.   Other current assets

		2007	2006
		$ millions	$ millions
Withholding tax recoverable		50	272
Life insurance subsidiary receivables			146
Prepaid expenses	—third parties	260	237
	—associated companies	10	7
Other receivables	—third parties	1,797	1,382
	—associated companies	9	10

Total other current asset		2,126	2,054

17.   Details of shares and share capital movements

	Number of shares(1)
	Dec 31, 2005	Movement in year	Dec 31, 2006	Movement in year	Dec 31, 2007
Total Novartis shares	2,739,171,000	(10,200,000)	2,728,971,000		2,728,971,000

Treasury shares
Shares reserved for share-based compensation of associates	40,291,620	(6,733,603)	33,558,017	(5,190,724)	28,367,293
Unreserved treasury shares	362,962,880	(15,781,356)	347,181,524	88,968,851	436,150,375

Total treasury shares	403,254,500	(22,514,959)	380,739,541	83,778,127	464,517,668

Total outstanding shares	2,335,916,500	12,314,959	2,348,231,459	(83,778,127)	2,264,453,332

	$ millions	$ millions	$ millions	$ millions	$ millions
Share capital	994	(4)	990		990
Treasury shares	(146)	6	(140)	(35)	(175)

Outstanding share capital	848	2	850	(35)	815

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 272,741,016 treasury shares, are dividend bearing.

        There are outstanding written call options on Novartis shares of 23.4 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is $42.69 and they have remaining contractual lives of up to 8 years.

18.   Non-current financial debts

	2007	2006
	$ millions	$ millions
Straight bonds		1,318
Liabilities to banks and other financial institutions(1)	693	666
Finance lease obligations	8	12

Total (including current portion of non-current financial debt)	701	1,996
Less current portion of non-current financial debt	(24)	(1,340)

Total non-current financial debts	677	656

Straight bonds
EUR
3.75% EUR 1 billion bond 2002/2007 of Novartis Securities Investment Ltd., Hamilton, Bermuda		1,318

Total straight bonds		1,318

(1)
Average interest rate 2.1% (2006: 2.3%)

	2007	2006
	$ millions	$ millions
Breakdown by maturity
2007		1,340
2008	24	32
2009	557	528
2010	20	17
2011	20	16
2012	18
Thereafter	62	63

Total	701	1,996

Breakdown by currency
	$2	6
EUR	157	1,473
JPY	530	504
Others	12	13

Total	701	1,996

Fair value comparison	2007 Balance sheet	2007 Fair values	2006 Balance sheet	2006 Fair values
	$ millions	$ millions	$ millions	$ millions
Straight bonds			1,318	1,318
Others	701	701	678	678

Total	701	701	1,996	1,996

Collateralized non-current financial debt and pledged assets	2007	2006
	$ millions	$ millions
Total amount of collateralized non-current financial debts	63	29
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	112	118

        The Group's collateralized non-current financial debt consists of overdraft facilities at usual market conditions.

        The percentage of fixed rate financial debt to total financial debt was 11% and 27% at December 31, 2007 and 2006, respectively.

        The financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt is 3.4% (2006: 3.0%; 2005: 4.2%).

19.   Provisions and other non-current liabilities

	2007	2006
	$ millions	$ millions
Accrued liability for employee benefits:
—defined benefit pension plans	1,108	1,343
—other long-term employee benefits and deferred compensation	386	343
—other post-employment benefits	788	993
Liabilities for life insurance subsidiary activities		638
Environmental provisions	848	239
Provision for product liability and other legal matters	677	634
Other non-current liabilities	465	344

Total	4,272	4,534

Environmental provisions

        The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The provision recorded at December 31, 2007 consists of $713 million (2006: $141 million) provided for remediation at third party sites and $161 million (2006: $112 million) for remediation at owned facilities.

        In 2007 Novartis has increased its provision for worldwide environmental liabilities by $614 million. This increase includes amounts related to the creation of a Swiss foundation for the remediation of the Basel regional landfills in the border area of Switzerland, Germany and France following internal and external investigations completed during the year.

        In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect to certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability. In addition, the provision takes into account the fact that, in connection with the 1997 spin-off of Ciba AG (formerly CIBA Specialty Chemicals AG) from Novartis AG, a Novartis subsidiary has agreed to reimburse Ciba AG 50% of the costs: (i) associated with environmental liabilities arising in the US from the operations of the specialty chemicals business of the US subsidiary of the former Ciba-Geigy AG, and (ii) which exceed provisions agreed between that subsidiary and Ciba AG. The reimbursement obligations are not subject to any time or amount limits but could terminate for certain liabilities in the US upon the occurrence of certain contingencies which include the merger of Ciba AG or the sale of its assets.

        The requirement in the future for Novartis ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Novartis or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The Novartis future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Novartis at the remediation sites relative to that attributable to other parties, the financial capabilities of the other potentially responsible parties and the timing of expected expenditures. Novartis believes that its total provisions for environmental matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations or cash flows in a given period.

        The following table shows the movements in the environmental liability provisions during 2007, 2006 and 2005:

	2007	2006	2005
	$ millions	$ millions	$ millions
January 1	253	202	218
Impact of business combinations		18
Cash payments	(20)	(15)	(19)
Releases	(9)		(1)
Interest expense arising from discounted provisions	7
Additions	607	36	26
Currency translation effects	36	12	(22)

December 31	874	253	202
Less current liability	(26)	(14)	(13)

Non-current liability at December 31	848	239	189

Legal matters

        A number of Novartis subsidiaries are subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, securities, environmental and tax litigations and claims, government investigations and intellectual property disputes. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. While Novartis does not believe that any of these current matters will have a material adverse effect on its financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows.

        From time to time, Novartis subsidiaries may be subject to government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is Novartis policy to cooperate with such investigations.

        Below is a summary of selected legal proceedings to which Novartis or its subsidiaries are party:

Product liability matters

HRT litigation

        Novartis subsidiaries are defendants, along with various other pharmaceutical companies, in approximately 90 cases brought by approximately 280 plaintiffs claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

SMON (Subacute myelo optico neuropathy)

        In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future healthcare costs of the claimants.

Zometa/Aredia litigation

        Novartis subsidiaries are defendants in approximately 390 cases brought in US courts by approximately 420 plaintiffs who claim to have experienced osteonecrosis of the jaw after having been treated with Zometa/Aredia. Two of these cases purport to be class actions. Discovery is continuing in these cases. A US district court denied plaintiffs' motion for certification of a dental monitoring class.

General

        For some of our pharmaceutical products, product liability insurance is not available. In connection with potential product liability exposures for these products the Group establishes provisions for estimated obligations for claims and related legal defense costs. The provisions are based on management's judgement, opinion of legal counsel and actuarially determined estimates. Actual liabilities, however, could substantially exceed the provisions that Novartis has put in place. Novartis believes that its insurance coverage and provision are reasonable and its provisions are the best estimate in light of its business and the risk to which it is subject.

        The largest portion of product liability risk provisions has been actuarially determined taking into consideration factors such as past experience, number and amount of claims reported, estimates of claims incurred but not reported, the cost of defending claims and other assumptions. As actual experience becomes known the Group refines and adjusts its product liability estimates. If any of the assumptions used in this actuarial calculation were proven to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been recorded and the actual liability.

        On December 31, 2007, the following key assumptions were used for the actuarially determined provisions:

%
Weighted average worldwide inflation rate	5.0
Weighted average worldwide discount rate for determining the net present value of estimated product liabilities not yet reported	4.1

        The income statement effect of a 1% increase or decrease in the discount rate is $28 million income and $32 expense, respectively.

Intellectual property matters

Contact lenses

        In October 2005 Rembrandt Vision Technologies, L.P. filed a patent infringement lawsuit against CIBA Vision in Federal Court in Texas. Rembrandt asserts that CIBA Vision's O2OPTIX and NIGHT & DAY lenses infringe Rembrandt's US patent no. 5,712,327. Rembrandt seeks substantial past damages and a future royalty on O2OPTIX and NIGHT & DAY sales and an injunction may be sought against O2OPTIX. The court has set a trial date of January 30, 2008.

        Several lawsuits are pending relating to the Nicolson patents, which protect CIBA Vision NIGHT & DAY and O2OPTIX silicone hydrogel contact lens technology. Johnson & Johnson filed a suit against CIBA Vision in 2003, seeking a declaration that Johnson & Johnson's Acuvue® Advance™ product does not infringe the Nicolson patents or that the patents are invalid. Johnson & Johnson subsequently filed two suits seeking declaration that the launches of their Oasys™ and Advance™ toric products do not infringe the Nicolson patents. In 2006, Novartis AG filed suit in Germany, Netherlands, Ireland, United Kingdom, France, and Italy alleging that Johnson & Johnson's Acuvue® Oasys™ product infringed the national equivalent of the Nicolson patents in those countries. A lawsuit filed in 2006 by CooperVision was settled in 2007, with CIBA Vision licensing its Nicolson patents to CooperVision against payment of a royalty on US net sales of CooperVision's Biofinity® contact lenses until 2014 and on net sales outside of the US until 2016. CIBA Vision also receives a continuing royalty from Bausch & Lomb on the same Nicolson patents for the sales of Purevision®. Both the CooperVision and the Bausch & Lomb royalties could cease if the Nicolson patents were declared invalid as part of the litigation with Johnson & Johnson.

Lotrel

        Novartis is involved in US patent litigation involving Lotrel, a combination of high blood pressure medicines benazepril hydrochloride and amlodipine besylate sold only in the United States. Patent protection for both of these active ingredients has ended in the United States. However, Lotrel is still covered in the United States by a combination patent valid until 2017. Novartis filed infringement lawsuits against generic manufacturers to enforce Novartis' rights under this patent. In May 2007, Teva launched its generic version "at-risk." A trial is expected in 2008.

Famvir

        Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient is covered by a compound patent that expires in 2010 in the United States. Novartis initiated litigation against Teva for infringement of the compound patent. Teva launched its generic version "at risk." A trial is expected in 2008.

Other matters

Average wholesale price litigation

        Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and "best price", which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare and Medicaid reimbursements. Discovery is ongoing in certain of these cases. We have made motions to dismiss the complaint or for summary judgment in other cases. A Novartis subsidiary will be defendant in a trial in Alabama scheduled for early 2008.

Chiron/Fluvirin

        The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron's inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class action lawsuits alleging breaches of securities laws and shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. The settlement is currently under revision in light of a 2007 court order denying settlement approval. The derivative lawsuits have all been dismissed.

Gender discrimination

        Certain female pharmaceutical sales representatives brought a lawsuit at the Federal Court in New York against, among others, several US Novartis subsidiaries, alleging that they were discriminated against because of their gender. The district court granted, in part, plaintiffs' motion for class certification against one of the US Novartis subsidiaries. The court dismissed all other US Novartis subsidiaries from the case. Discovery is ongoing and trial is scheduled for early 2009.

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

Wage and hour litigation

        A group of pharmaceutical sales representatives filed suit in State Court in California and in Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as "exempt" employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. Discovery is ongoing and trial is scheduled for late 2008.

        The following table shows the movements in the legal and product liability provisions during 2007, 2006 and 2005:

	2007	2006	2005
	$ millions	$ millions	$ millions
January 1	903	825	1,012
Impact of business combinations	25	46	79
Cash payments	(225)	(159)	(249)
Releases of provisions	(98)	(56)	(107)
Additions to provisions	403	233	115
Currency translation effects	18	14	(25)

December 31	1,026	903	825
Less current liability	(349)	(269)	(204)

Total non-current liability at December 31	677	634	621

        Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided.

20.   Current financial debt

	2007	2006
	$ millions	$ millions
Interest bearing accounts of associates	1,020	972
Other bank and financial debt	3,117	2,809
Commercial paper	755	1,439
Current portion of non-current financial debt	24	1,340
Fair value of derivative financial instruments	201	83

Total current financial debt	5,117	6,643

        The balance sheet values of current financial debt, other than the current portion of non-current financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other current financial debt including accounts of associates was 3.3% and 2.4% in 2007 and 2006, respectively.

21.   Provisions and other current liabilities

	2007	2006
	$ millions	$ millions
Taxes other than income taxes	508	335
Restructuring provisions	458	86
Accrued expenses for goods and services received but not invoiced	761	737
Provisions for royalties	274	269
Provisions for revenue deductions	1,512	1,428
Potential claims from life insurance activities		172
Provisions for compensation and benefits including social security and pension funds	1,011	878
Environmental liabilities	26	14
Deferred income relating to government grants	91	77
Deferred purchase consideration		9
Provision for legal matters	349	269
Accrued share-based payments	129
Other payables	1,668	1,462

Total provisions and other current liabilities	6,787	5,736

        Provisions are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Restructuring provisions

        In 2007, additions to provisions of $320 million were incurred in conjunction with a strategic initiative called "Forward" to enhance productivity by streamlining the organization and redesigning the way it operates to improve competitiveness. These "Forward" initiative restructuring charges totaled

$444 million and included termination costs of associates of $278 million, other third party costs of $42 million and property, plant & equipment impairments of $124 million. In total, approximately 2,500 associates are impacted by the various restructuring plans, none of whom have left the Group as of December 31, 2007.

        In 2007, additions to provisions of $25 million for termination costs of associates were incurred in conjunction with other initiatives in the US. In total, approximately 800 associates are impacted by the various restructuring plans and approximately 300 of them have left the Group as of December 31, 2007.

        In 2007, charges of $64 million were incurred in conjunction with the divestment of the Medical Nutrition and Gerber businesses. The charges included in net income from discontinued operations, comprised termination costs of associates of $18 million and other third party costs of $46 million. In total, 114 associates are impacted by the various restructuring plans, all but 34 of them have left the Group as of December 31, 2007.

        Also in 2007, charges of $11 million were incurred in conjunction with the restructuring of several facilities of the Sandoz division, among others, primarily in Turkey, Slovenia and Indonesia. The charges comprised termination costs of associates of $11 million. In total, 421 associates are impacted by the various restructuring plans, all but 3 of them left the Group as of December 31, 2007. All other significant actions associated with the plans were completed during 2007.

        In 2007 and 2006, charges of $34 million in 2007 and $139 million in 2006 respectively, were incurred in conjunction with the acquisition of Chiron. The charges comprised termination costs of associates of $32 million in 2007 and $119 million in 2006 and other third party costs of $2 million in 2007 and $20 million in 2006. In total, 1,640 associates were impacted by the various restructuring plans, 913 of them have left the Group as of December 31, 2007. All other significant actions associated with the plan were completed during 2007.

        In 2006 and 2005, charges of $30 million and $51 million, respectively, were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised termination costs of associates of $13 million in 2006 and $36 million in 2005, and other third party costs of $17 million in 2006 and $15 million in 2005. In total, 990 associates were impacted by the various restructuring plans, all but 276 of them have left the Group as of December 31, 2007. All other significant actions associated with the plan were completed during 2006.

        Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

        It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

        The releases to income in 2007, 2006 and 2005 of $11 million, $7 million and $19 million, respectively, were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Termination costs of associates	Other third party costs	Total
	$ millions	$ millions	$ millions
Balance at January 1, 2005	24	6	30
Additions	36	15	51
Cash payments	(26)	(3)	(29)
Releases	(10)	(9)	(19)
Currency translation effects	(2)		(2)

Balance at December 31, 2005	22	9	31
Additions	132	37	169
Cash payments	(92)	(16)	(108)
Releases		(7)	(7)
Currency translation effects	1		1

Balance at December 31, 2006	63	23	86
Additions	364	90	454
Cash payments	(57)	(16)	(73)
Releases	(4)	(7)	(11)
Currency translation effects		2	2

Balance at December 31, 2007	366	92	458

22.   Details to the consolidated cash flow statements

22.1 Reversal of non-cash items

	2007	2006	2005
	$ millions	$ millions	$ millions
Taxes	947	1,169	986
Depreciation, amortization and impairments on
Property, plant & equipment	1,285	987	785
Intangible assets	1,573	936	836
Financial assets	78	39	48
Income from associated companies	(412)	(264)	(193)
Divestment loss/gain from disposal of subsidiaries		7	(8)
Gains on disposal of property, plant & equipment, intangible and financial assets, net	(255)	(124)	(379)
Equity-based and settled compensation expense	570	522	415
Change in provisions and other non-current liabilities	1,365	346	416
Net financial income	(294)	(88)	(167)

Total reversal of non-cash items	4,857	3,530	2,739

22.2 Cash flows from continuing operations arising from changes in working capital and other operating items included in operating cash flow

	2007	2006	2005
	$ millions	$ millions	$ millions
Change in inventories	(747)	(87)	246
Change in trade receivables	(204)	(543)	(446)
Change in trade payables	323	245	(17)
Change in other net current assets and other operating cash flow items	93	110	691

Total	(535)	(275)	474

22.3)    Cash flow arising from acquisitions and divestments of businesses (excluding discontinued operations)

        The following is a summary of the cash flow impact of acquisitions and divestments of businesses:

	2007 Acquisitions	2007 Divestments	2006 Acquisitions	2006 Divestments	2005 Acquisitions	2005 Divestments
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Property, plant & equipment		389	(1,031)	38	(665)
Currently marketed products including trademarks	(38)	105	(3,256)	2	(2,123)
In-process research and development			(1,216)		(619)
Other intangible assets		421	(307)		(346)
Financial assets including deferred tax assets		1,370	(438)	21	(199)
Inventories	(16)	388	(540)	35	(692)
Trade receivables and other current assets	(12)	496	(535)	68	(409)
Marketable securities and cash	(5)	84	(1,771)	1	(319)
Long-term and short-term financial debts		(77)	1,462	(150)	338
Trade payables and other liabilities including deferred tax liabilities	17	(1,697)	2,346	(82)	1,866
Accrued liabilities to seller		260		11
Currency translation effects		251		10

Identifiable net assets acquired or divested	(54)	1,990	(5,286)	(46)	(3,168)
Proportionate fair value of acquired identifiable net assets of existing interest			2,154
Acquired/divested liquidity	5	(37)	1,739	(1)	155

Sub-total	(49)	1,953	(1,393)	(47)	(3,013)
Impairment of property, plant & equipment		(18)
Refinancing of intercompany financial debt, net		2		129
Goodwill	(3)	233	(3,155)	23	(5,531)
Divestment gain		5,841		122		8
Write-down of loan		1
Deferred portion of sales price		(120)

Net cash flow	(52)	7,892	(4,548)	227	(8,544)	8

thereof:
Net cash flow from discontinued operations		7,892		201
Net cash flow from continuing operations	(52)		(4,548)	26	(8,544)	8

        Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

22.4)    Cash flow from discontinued operations

        The following is a summary of the cash flow components of the discontinued operations:

	2007	2006	2005
	$ millions	$ millions	$ millions
Cash flow from operating activities	(95)	524	330

Purchase of property, plant & equipment	(32)	(34)	(110)
Divestments of businesses	7,892	201
Purchase of financial assets	(376)	(568)	(603)
Proceeds from disposals of financial assets	270	438	453
Other net investments	(128)	(65)	(54)

Cash flow from/for investing activities	7,626	(28)	(314)
Cash flow used for financing activities	64	(39)	5

Total cash flow from discontinued operations	7,595	457	21

23.   Acquisitions and divestments of businesses

23.1)    Assets and liabilities arising from acquisitions

2007	Fair value	Revaluation due to purchase accounting	Acquiree's carrying amount
	$ millions	$ millions	$ millions
Currently marketed products including trademarks	38	38
Inventories	16	5	11
Trade receivables and other current assets	12		12
Marketable securities and cash	5		5
Trade payables and other liabilities including deferred tax liabilities	(17)		(17)

Net identifiable assets acquired	54	43	11

Less acquired liquidity	(5)
Goodwill	3

Net assets recognized as a result of business combinations	52

2006	Fair value(1)	Revaluation due to purchase accounting(1)	Acquiree's carrying amount
	$ millions	$ millions	$ millions
Property, plant & equipment	1,031	123	908
Currently marketed products including trademarks	3,256	2,699	557
In-process research and development	1,216	1,216
Other intangible assets	307	307
Financial assets including deferred tax assets	438	33	405
Inventories	540	224	316
Trade receivables and other current assets	535	11	524
Marketable securities and cash	1,771		1,771
Long-term and short-term financial debts	(1,462)	(18)	(1,444)
Trade payables and other liabilities including deferred tax liabilities	(2,346)	(1,656)	(690)

Net identifiable assets acquired	5,286	2,939	2,347

Goodwill	3,155

Net assets recognized as a result of business combinations	8,441

(1)
The acquisition of Chiron Corporation was the principal acquisition during 2006. The fair value adjustments also include $637 million of IPR&D arising on the NeuTec Pharma plc acquisition which also contributed $129 million of goodwill and a reclassification reducing Hexal AG's IPR&D by $221 million with a corresponding increase to goodwill of $134 million and reclassification of $87 million to other categories of assets and liabilities including a reduction in the purchase price of $6 million.

        The 2006 goodwill arising out of the acquisitions reflects mainly the value of expected buyer specific synergies, future products and the acquired assembled workforce. No goodwill is expected to be deductible for tax purposes.

        Professional fees and related costs capitalized for the acquisitions amounted to $43 million in 2006. Amounts in 2007 were insignificant.

23.2)    Assets and liabilities related to discontinued operations

Assets related to discontinued operations	2006
$ millions
Property, plant & equipment	69
Intangible assets	370
Deferred tax assets	10
Other financial assets	8

Total non-current assets reclassified as assets related to discontinued operations	457

Inventories	120
Trade receivables	139
Other current assets	16
Cash and cash equivalents	4

Total current assets reclassified as assets related to discontinued operations	279

Total assets related to discontinued operations	736

Liabilities related to discontinued operations	2006
$ millions
Financial debts	2
Deferred tax liabilities	18
Provisions and other non-current liabilities	31

Total non-current liabilities reclassified as liabilities related to discontinued operations	51

Trade payables	69
Financial debts	5
Current income tax liabilities	17
Provisions and other current liabilities	65

Total current liabilities reclassified as liabilities related to discontinued operations	156

Total liabilities related to discontinued operations	207

24.   Changes in consolidated statement of recognized income and expense

        The statement of recognized income and expense includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and currency translation effects, net of tax. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, currency and interest rate movements.

        The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments on marketable securities	Fair value adjustments of deferred cash flow hedges	Actuarial gains/ losses from defined benefit plans	Revaluation of initial minority interest in Chiron	Cumulative translation effects	Discontinued operations	Total fair value adjustments
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2005	399	(20)	(1,691)		1,777		465

Fair value adjustments on financial instruments	(76)	1					(75)
Actuarial net gains from defined benefit plans			(400)				(400)
Revaluation of initial minority interest in Chiron
Currency and translation effects					(1,976)		(1,976)

Total fair value adjustments in 2005	(76)	1	(400)		(1,976)		(2,451)

Fair value adjustments at December 31, 2005	323	(19)	(2,091)		(199)		(1,986)

Fair value adjustments on financial instruments	67	27					94
Actuarial net gains from defined benefit plans			141				141
Revaluation of initial minority interest in Chiron				592			592
Currency and translation effects					1,485		1,485
Transfers			8		(7)	4	5

Total fair value adjustments in 2006	67	27	149	592	1,478	4	2,317

Fair value adjustments at December 31, 2006	390	8	(1,942)	592	1,279	4	331

Fair value adjustments on financial instruments	17	10				(22)	5
Actuarial net gains from defined benefit plans			450			31	481
Revaluation of initial minority interest in Chiron				55			55
Currency and translation effects					2,188	9	2,197

Total fair value adjustments in 2007	17	10	450	55	2,188	18	2,738

Reclassification related to divestments			123		9	(22)	110

Fair value adjustments at December 31, 2007	407	18	(1,369)	647	3,476		3,179

24.1)    The 2007, 2006 and 2005 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2007	390	8	398

Changes in fair value:
—available-for-sale marketable securities	17		17
—cash flow hedges		(8)	(8)
—other financial assets	(32)		(32)
Realized net gains transferred to the income statement:
—marketable securities sold	(6)		(6)
—derivative financial instruments		20	20
—other financial assets sold	(123)		(123)
Impaired marketable securities and other financial assets	151		151
Deferred tax on above	10	(2)	8

Fair value adjustments from continuing operations during the year	(9)	10	1

Fair value adjustments from discontinued operations and related party entities during the year	26		26

Fair value adjustments at December 31, 2007	407	18	425

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2006	323	(19)	304

Changes in fair value:
—available-for-sale marketable securities	(27)		(27)
—cash flow hedges		(31)	(31)
—other financial assets	80		80
—associated companies' equity movements	(5)		(5)
Realized net losses transferred to the income statement:
—marketable securities sold	(2)		(2)
—derivative financial instruments		65	65
—other financial assets sold	(15)		(15)
Impaired marketable securities and other financial assets	46		46
Deferred tax on above	(10)	(7)	(17)

Fair value adjustments from continuing operations during the year	81	27	108

Fair value adjustments from discontinued operations during the year	(14)		(14)

Fair value adjustments at December 31, 2006	390	8	398

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2005	399	(20)	379

Changes in fair value:
—available-for-sale marketable securities	(81)		(81)
—cash flow hedges		(14)	(14)
—other financial assets	25		25
—associated companies' equity movements	(6)		(6)
Realized net gain transferred to the income statement:
—marketable securities sold	(69)		(69)
—derivative financial instruments		15	15
—other financial assets sold	(65)		(65)
Impaired marketable securities and other financial assets	92		92
Deferred tax on above	28		28
Fair value adjustments from continuing operations during the year	(57)	1	(56)

Fair value adjustments from discontinued operations during the year	(19)		(19)

Fair value adjustments at December 31, 2005	323	(19)	304

24.2)    Actuarial gains from defined benefit plans arise from:

	2007	2006	2005
	$ millions	$ millions	$ millions
Defined benefit pension plans before tax	538	157	(502)
Other post-employment benefit plans before tax	96	81	(90)
Taxation on above	(184)	(97)	192

Total after tax	450	141	(400)

        The 2006 amount included in the consolidated statements of recognized income and expense excludes $25 million related to the Gerber Business Unit discontinued operations and for 2005 $30 million related to the Gerber and Medical Nutrition discontinued operations.

24.3)    The Group has investments in associated companies, principally Roche Holding AG and Chiron Corporation up to April 2006 when it was fully acquired and thereafter consolidated. The Group's share in movements in these companies' equity, are recognized directly in the Statement of Recognized Income and Expense, net of tax. The currency translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts.

        Novartis has consolidated the balance sheets for the first time of certain foundations, which are principally of a charitable nature, as Novartis increasingly benefits from their activities. Previously these foundations had been disclosed as parties related to Novartis. The consolidation of these foundations at December 31, 2007 resulted in an increase of recognized income in the Statement of Recognized Income and Expense by $35 million and in the number of treasury shares by 5.4 million shares and corresponding balance sheet effects in the consolidated financial statements.

24.4)    The balance sheet carrying value of the minority investment in Chiron Corporation in April 2006 when Novartis acquired all the outstanding shares has been revalued to its proportionate share of the fair value of the identified assets and liabilities. The revaluation of $1.0 billion was reduced by $0.4 billion representing the Novartis carrying amount of Chiron's pre-acquisition goodwill.

24.5)    As a result of the liquidation of a subsidiary, $79 million of cumulative currency translation effects have been transferred into financial income in 2007 (2006: nil; 2005 $46 million). Moreover, $251 million accumulated translation losses related to divestments have been recycled to the income statement.

25.   Changes in consolidated equity

25.1)    At the 2007 Annual General Meeting, a CHF 1.35 per share dividend was approved amounting to $2.6 billion which was paid in 2007 (2006: dividend payment was CHF 1.15 per share and amounted to $2 billion; 2005: dividend payment was CHF 1.05 per share and amounted to $2.1 billion). The amount available for dividend distribution is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

25.2)    In 2007, 85.3 million shares were acquired under the fourth and fifth share buy-back programs on the SWX second trading line (2006: no shares; 2005: 0.5 billion shares). Overall in 2007, a total of 83.8 million shares, net have been purchased (2006: 8 million shares, net sold; 2005: 3 million shares, net repurchased) for $4.7 billion (2006: $0.2 billion; 2005: 0.2 billion). These transactions include shares bought and sold on the first and second trading line, transactions with associates and the exercising of options related to equity-based compensation.

25.3)    In 2007, no shares were cancelled. Pursuant to a resolution approved at the February 28, 2006 Annual General Meeting, 10.2 million shares were cancelled with a nominal value of $4 million (2005: 38 million shares were cancelled with a nominal value of $14 million.).

25.4)    Equity-settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5)    Transfers in 2006 and 2007 between components of equity are due to a net transfer of cumulative translation effects and actuarial losses between fair value adjustments from continuing operations and fair value adjustment related to Gerber and Medical Nutrition divestments. In 2006, share premium has been reduced $1 million (2005: decreased by $3 million) to the permitted minimum under Swiss company law of 20% of the Novartis AG share capital and Group retained earnings were increased by this amount.

26.   Post-employment benefits of associates

Defined benefit plans

        The Group has, apart from the legally required social security schemes, numerous independent pension and other post-employment benefit plans. In most cases these plans are externally funded in vehicles which are legally separate from the Group. For certain Group companies, however, no independent assets exist for the pension and other long-term benefit obligations of associates. In these cases the related liability is included in the balance sheet.

        Defined benefit pension plans cover a significant number of the Group's associates. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair value and their actual return in 2007 was $808 million (2006: $771 million). The defined benefit obligation of unfunded pension plans was $327 million at December 31, 2007 (2006: $324 million). The measurement dates for the pension plans and the other post-employment benefits were between September 30, 2007 and December 31, 2007 depending on the plan. Any changes between the measurement date and year-end are monitored and adjusted, if necessary.

        The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2007 and 2006:

	Pension plans		Other post-employment benefit plans
	2007	2006	2007	2006
	$ millions	$ millions	$ millions	$ millions
Benefit obligation at beginning of the year	16,767	15,632	987	1,024
Benefit obligations related to discontinued operations	(197)	(49)	(163)	(10)
Service cost	424	417	51	51
Interest cost	615	559	42	50
Actuarial gains	(586)	(144)	(96)	(81)
Plan amendments	(94)	(7)		4
Currency translation effects	1,056	1,076	7
Benefit payments	(996)	(865)	(44)	(51)
Contributions of associates	116	63
Effect of acquisitions or divestments		85

Benefit obligation at end of the year	17,105	16,767	784	987

Fair value of plan assets at beginning of the year	17,515	16,059	20	24
Plan assets related to discontinued operations	(199)	(21)
Expected return on plan assets	804	758	2	1
Actuarial gains	4	13
Currency translation effects	1,088	1,094
Novartis Group contributions	59	388	39	46
Contributions of associates	116	63
Plan amendments	(36)
Benefit payments	(996)	(865)	(44)	(51)
Effect of acquisitions or divestments		26

Fair value of plan assets at end of the year	18,355	17,515	17	20

Funded Status	1,250	748	(767)	(967)
Unrecognized past service cost	3	11	(21)	(26)
Limitation on recognition of fund surplus	(52)

Net asset/(liability) in the balance sheet	1,201	759	(788)	(993)

        The movement in the net asset and the amounts recognized in the balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2007	2006	2007	2006
	$ millions	$ millions	$ millions	$ millions
Movement in net asset or (liability)
Net asset or (liability) in the balance sheet at beginning of the year	759	439	(993)	(1,033)
Net asset or (liability) related to discontinued operations	(2)	28	163	10
Net periodic benefit cost	(186)	(199)	(88)	(96)
Novartis Group contributions	59	388	39	46
Plan amendments, net	1	(13)	2	3
Effect of acquisitions or divestments		(59)		(4)
Change in actuarial gains	590	157	96	81
Currency translation effects	32	18	(7)
Limitation on recognition of fund surplus	(52)

Net asset or (liability) in the balance sheet at end of the year	1,201	759	(788)	(993)

Amounts recognized in the balance sheet
Prepaid benefit cost	2,309	2,102
Accrued benefit liability	(1,108)	(1,343)	(788)	(993)

Net asset or (liability) in the balance sheet at the end of the year	1,201	759	(788)	(993)

        The net periodic benefit cost recorded in the income statement consists of the following components:

	Pension plans			Other post-employment benefit plans
	2007	2006	2005	2007	2006	2005
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Components of net periodic benefit cost
Service cost	424	417	363	51	51	33
Interest cost	615	559	567	42	50	49
Expected return on plan assets	(804)	(758)	(716)	(2)	(1)	1
Recognized past service cost	(20)	(11)	4	(3)	(4)	(7)
Curtailment and settlement gains	(29)	(8)				(18)

Net periodic benefit cost(1)	186	199	218	88	96	58

(1)
The 2007 net periodic benefit cost excludes all amounts for the discontinued operations.

In
2006, the net periodic benefit costs include items for Gerber. Included are net periodic pension benefits of $14 million (comprised of $3 million service cost, $14 million interest costs and an expected return on plan assets of $31 million) and other post-employment benefit plan costs of $12 million (comprised of $5 million service cost, $8 million interest costs and an expected return on plan assets of $1 million).

In
2005, the net periodic pension cost include items for Gerber and Medical Nutrition. Included are net periodic pension benefits of $15 million (comprised of $2 million service cost, $14 million interest cost, $31 million expected return on plan assets) and post-employment benefit income of $5 million (comprised of $4 million service cost, $8 million interest cost and a curtailment gain of $17 million).

        The principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates are as follows:

	Pension plans			Other post-employment benefit plans
	2007	2006	2005	2007	2006	2005
Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	4.1%	3.6%	3.4%	5.8%	5.8%	5.5%
Expected rate of salary increase	3.7%	3.7%	2.7%
Current average life expectancy for a 65 year old male/female	19/22 years	19/22 years	19/22 years	18/21 years	18/21 years	18/21 years
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.6%	3.4%	3.8%	5.8%	5.5%	5.8%
Expected return on plan assets	4.6%	4.5%	4.5%
Expected rate of salary increase	3.7%	2.7%	2.8%
Current average life expectancy for a 65 year old male/female	19/22 years	19/22 years	not available	18/21 years	18/21 years	not available

        The following shows a five year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities.

	2007	2006	2005	2004	2003
	$ millions	$ millions	$ millions	$ millions	$ millions
Plan assets	18,355	17,515	16,059	17,663	16,128
Defined benefit obligation	(17,105)	(16,767)	(15,632)	(16,488)	(13,865)

Surplus	1,250	748	427	1,175	2,263

Differences between expected and actual return on plan assets	4	13	367	23	120
Actuarial adjustments on plan liabilities	586	144	(869)	(1,401)	(695)

        The weighted average asset allocation of funded defined benefit plans at December 31, 2007 and 2006 was as follows:

	Pension plans
	Long-term target	2007	2006
	%	%	%
Equity securities	15-40	42	30
Debt securities	45-70	39	54
Real estate	0-15	9	8
Cash and other investments	0-15	10	8

Total		100	100

        Strategic pension plan asset allocations are determined with the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may periodically be permitted to deviate from policy targets. Expected return assumptions are reviewed periodically and are based on each plan's strategic asset mix. Factors considered in the estimate of the expected return are the risk free interest rate together with risk premiums on the assets of each pension plan.

        The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2007 were as follows:

	Pension plans	Other post-employment benefit plans
	$ millions	$ millions
Novartis Group contributions
2008 (estimated)	113	44
Expected future benefit payments
2008	1,039	44
2009	1,062	45
2010	1,057	46
2011	1,075	47
2012	1,091	48
2013-2017	5,485	259

        The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2007	2006	2005
Healthcare cost trend rate assumed for next year	8.0%	9.0%	10.0%
Rate to which the cost trend rate is assumed to decline	4.8%	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2012	2012	2012

        A one-percentage-point change in the assumed healthcare cost trend rates compared to those used for 2007 would have the following effects:

	1% point increase	1% point decrease
	$ millions	$ millions
Effects on total of service and interest cost components	14	(12)
Effect on post-employment benefit obligations	93	(78)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2007 was 21.6 million shares with a market value of $1.2 billion (2006: 21.6 million shares with a market value of $1.2 billion). These funds sold no Novartis AG shares during the years ended December 31, 2007 and 2006. The amount of dividends received on Novartis AG shares held as plan assets by these funds were $26 million for the year ended December 31, 2007 (2006: $20 million; 2005: $26 million).

Defined contribution plans

        In some Group companies associates are covered by defined contribution plans and other long-term benefits. The liability of the Group for these benefits is reported in other long-term benefits of associates and deferred compensation and at December 31, 2007 amounts to $386 million (2006: $343 million). In

2007, contributions charged to the consolidated income statement for the defined contribution plans were $141 million (2006: $123 million; 2005: $118 million;).

27.   Equity-based participation plans of associates

        Associate and management equity-based participation plans can be separated into the Novartis equity plan "Select" and other equity-based plans (the "Plans"). The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of the relevant accounting standard, grants prior to November 7, 2002 have not been included in the Income statement. The expense for continuing operations related to all Novartis equity plans in the 2007 income statement was $689 million (2006: $640 million; 2005: $522 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $153 million (2006: $154 million; 2005: $149 million). The total amount of cash used to settle awards in 2007 was $124 million (2006: $100 million; 2005: $97 million). As of December 31, 2007, there was $551 million of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.80 years. The amount of related income tax benefit recognized in the income statement was $186 million (2006: $169 million; 2005: $145 million). In addition, due to its majority owned US quoted subsidiary Idenix Pharmaceuticals Inc., Novartis recognized an additional equity-based compensation expense of $9 million (2006: $9 million; 2005: $6 million). Participants in the Novartis equity plans from discontinued operations were granted 73,002 shares (2006: 97,388 shares) and 320,495 options (2006: 325,303 options). The expense recorded in the 2007 income statement from discontinued operations amounted to $22 million (2006: $13 million; 2005: $10 million).

Novartis Equity Plan "Select"

        Awards under this plan may be granted each year based on the associates individual year-end performance rating, talent rating and Group or business area performance. If an associate receives a rating below a certain threshold, no awards are granted under the plan.

        Participants in this plan can elect to receive their incentive in form of shares, share options, or a combination of both. Each share option is tradable, expires on its tenth anniversary and is excercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date.

        If associates in North America choose to receive the Select incentive amount (or part of it) in tradable share options on American Depositary Shares, then the resulting number of share options is determined by dividing the respective Select incentive amount, by a value that equals 95% of the IFRS value of the options on American Depositary Shares. For associates in other countries, the divisor equals 90% of the IFRS value of options on Novartis shares.

        Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis, unvested shares or options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

        Participants in continuing operations for the Novartis equity plan "Select" were granted 1,062,684 shares (2006: 1,164,061 shares) for the Novartis Equity Plan "Select" outside North America and 1,685,533 ADS (2006: 2,047,530 ADS) for the Novartis Equity Plan "Select" for North America.

Novartis Equity Plan "Select" outside North America

        Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group's profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending new tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will not come into force before 2009, at the earliest, at which point the vesting period might be reviewed.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" outside North America 2007	Novartis Equity Plan "Select" outside North America 2006
Valuation date	February 5, 2007	February 6, 2006
Expiration date	February 3, 2017	February 5, 2016
Closing share price on grant date	CHF 72.85	CHF 71.30
Exercise price	CHF 72.85	CHF 71.30
Volatility	14.75%	16%
Expected dividend yield	2.55%	2.05%
Interest rate	2.84%	2.50%
Market value of option at grant date	CHF 12.45	CHF 13.91

        The expense recorded in the 2007 income statement amounted to $137 million (2006: $108 million; 2005: $93 million).

        The weighted average prices in the table below are translated from Swiss Francs into $ at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	16.9	46.6	16.3	43.6
Granted	7.4	58.4	4.4	54.0
Sold	(3.3)	44.4	(3.4)	41.6
Forfeited	(0.6)	56.9	(0.4)	50.1

Outstanding at December 31	20.4	51.0	16.9	46.6

Exercisable at December 31	9.3	44.0	5.9	40.2

Weighted average fair value of options granted during the year ($)	5.5		9.7

        All options were granted at an exercise price which, since 2004, was equal to the market price of the Group's shares at the grant date and between 2000 and 2003 was greater than the market price of the Group's shares at the grant date. The weighted average exercise price during the period the options were sold in 2007 was $44.4, which led to the realization of a total intrinsic value of approximately $32 million. The weighted average remaining contractual term for options outstanding at the year end was 7.2 years and 5.5 years for options exercisable. Options outstanding had an aggregate intrinsic value of $45 million and $45 million for options exercisable.

        The following table summarizes information about share options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
($)	(millions)	(years)	($)	(millions)	($)
30–34	1.5	3.8	34.6	1.5	34.6
35–39	0.9	3.1	36.9	0.9	36.9
40–44	0.4	2.2	42.7	0.4	42.7
45–49	6.5	6.4	47.3	6.5	47.3
50–54	4.0	8.1	54.0
55–59	7.1	9.1	58.4

Total	20.4	7.2	51.0	9.3	44.0

Novartis Equity Plan "Select" for North America

        The plan provides for equity awards to North American based Directors (through 2002), executives and other selected associates, thus replacing the US Management ADS Appreciation Rights plan. The terms and conditions of the Novartis Equity Plan "Select" for North America are substantially equivalent to the Novartis Equity Plan "Select" outside North America. As of 2004, ADS options granted under the plan are tradable; therefore, they can be used to purchase the underlying Novartis share or they can be transferred to a market maker.

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" for North America 2007	Novartis Equity Plan "Select" for North America 2006
Valuation date	February 5, 2007	February 6, 2006
Expiration date	February 3, 2017	February 5, 2016
Closing ADS price on grant date	$58.38	$54.70
Exercise price	$58.38	$54.70
Volatility	14.25%	15%
Expected dividend yield	2.90%	2.05%
Interest rate	5.23%	5.0%
Market value of option at grant date	$14.11	$15.67

        The expense recorded in continuing operations in the 2007 income statement amounted to $231 million (2006: $205 million; 2005: $162 million).

        Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contracts were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date.

        The income of US Management ADS Appreciation Rights Plan recorded in the 2007 income statement amounted to $6 million whereas in 2006 Novartis recorded an expense of $13 million (2005: $12 million).

	2007		2006
Fair value comparison	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	37.8	44.7	41.9	41.2
Granted	12.5	58.4	7.7	54.7
Sold or exercised	(5.6)	41.5	(10.1)	37.0
Forfeited	(1.8)	53.8	(1.7)	48.0

Outstanding at December 31	42.9	48.7	37.8	44.7

Exercisable at December 31	16.9	40.6	16.0	38.0

Weighted average fair value of options granted during the year ($)	9.7		15.6

        All share options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average exercise price during the period the share options were exercised in 2007 was $41.5, which led to the realization of a total intrinsic value of approximately $86 million. Participants paid a total of $232 million as exercise price. The actual tax benefit from share options exercised was $80.1 million. The weighted average remaining contractual term for options outstanding at the year end was 7.0 years and 5.0 years for options exercisable. Options outstanding had an aggregate intrinsic value of $290 million and $239 million for options exercisable.

        The following table summarizes information about ADS options outstanding at December 31, 2007:

	ADS options outstanding			ADS options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
($)	(millions)	(years)	($)	(millions)	($)
35–39	10.4	4.9	36.7	10.4	36.7
40–44	2.0	3.2	42.0	2.0	42.0
45–49	12.0	6.1	47.2	4.2	46.3
50–54	6.8	8.1	54.7	0.2	54.7
55–59	11.7	9.0	58.4	0.1	58.4

Total	42.9	7.0	48.7	16.9	40.6

Other Long-Term Incentive Plans

Long-Term Performance Plan

        The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group. Performance is measured against Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any actual awards will depend on the Group's overall accumulated performance over a three-year period.

        If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

        The Compensation Committee amended the Long-term Performance Plan in 2005 to make Group EVA, as opposed to division or business unit EVA, the relevant criterion and to make the performance period three years. The first delivery of shares, if any, under the amended plan will take place in January 2009 for the performance period 2006 to 2008. For the performance period that ended December 31, 2007 approximately 125 key executives were granted performance shares.

        The expense recorded in continuing operations in the 2007 income statement amounted to $37 million (2006: $25 million; 2005: $19 million). During 2007 a total of 539,762 shares (2006: 503,630 shares) were granted to executives.

Leveraged Share Savings Plans

        Associates in certain countries and certain key executives worldwide are encouraged to receive their bonus rewards fully or partially in Novartis shares instead of cash. To that end, Novartis, maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

  •
  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 11,000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. Approximately 5,800 associates chose to participate in this plan related to bonuses paid for performance in 2006.

  •
  In the UK, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share, which will vest after three years.

  •
  Approximately 25 key executives worldwide were invited to participate in a five-year Leveraged Savings Plan (LSSP) as part of compensation for performance in 2006. Shares are invested in this plan for five years. At the end of investment period, Novartis matches the invested shares at a rate of 1:1 (i.e. one share awarded for each invested share).

        In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

        The expense recorded in continuing operations in the 2007 income statement amounted to $270 million (2006: $271 million; 2005: $229 million). During 2007, 4,726,256 shares (2006: 3,527,635 shares) were granted to participants.

Special Share Awards

        In addition to the components of compensation described above, selected associates across the Group may receive special awards of restricted or unrestricted shares. These special share awards are discretionary providing flexibility to reward particular achievements or exceptional performance and retain key contributors. Restricted special share awards generally have a five-year vesting period. If a participant voluntarily leaves Novartis for reasons other than retirement, disability or death, the participant will generally forfeit unvested shares. Approximately 360 associates at different levels of the organization were awarded restricted shares in 2007. The expense recorded in continuing operations in the 2007 income statement amounted to $20 million (2006: $18 million; 2005: $7 million). During 2007 a total of 1,068,910 shares (2006: 830,856 shares) were granted to executives and selected associates.

Summary of non-vested share movements

        The table below provides a summary of non-vested share movements for all plans:

	Number of shares in millions 2007	Number of shares in millions 2006	Fair value in $ millions 2007	Fair value in $ millions 2006
Non-vested shares at January 1	13.9	12.4	750.7	616.7
Granted	9.1	8.0	525.9	453.9
Vested	(7.5)	(5.9)	(373.5)	(289.1)
Forfeited	(0.9)	(0.6)	(54.2)	(30.8)

Non-vested shares at December 31	14.6	13.9	848.9	750.7

Idenix Pharmaceuticals Inc.

        Idenix Pharmaceuticals Inc. (Idenix), a majority owned subsidiary, recognizes compensation expense for share options granted to employees and non-employees. Idenix granted 1,483,506 share options for the nine months ended September 30, 2007 and 1,373,187 share options for the year ended December 31, 2006. The weighted average fair value of options granted during the nine months ended September 30, 2007 was $3.88 and $8.38 for the year ended December 31, 2006. The total intrinsic value of options exercised during the nine months ended September 30, 2007 was $710,000. The intrinsic value was calculated as the difference between the market value and the exercise price of the shares at the date of exercise. The aggregate intrinsic value of share options outstanding at September 30, 2007 was $456,000. The aggregate intrinsic value of share options exercisable at September 30, 2007 was $455,000. The following table shows the Idenix equity-based compensation expense:

	Nine months ended September 30, 2007	Year ended December 31, 2006
	$ millions	$ millions
Total equity-based compensation expense	7	9

        The assumptions used for the Black-Scholes method are as follows:

	Nine months ended September 30, 2007	Year ended December 31, 2006
Expected dividend yield	0%	0%
Risk-free interest rate	4.77%	4.78%
Expected option term (in years)	5.05	5.0
Expected volatility	56.9%	63%

        No dividend yield was assumed as Idenix does not pay dividends on its common stock. The risk-free interest rate is based on the yield of U.S. Treasury securities consistent with the expected life of the option. The expected option term and expected volatility were determined by examining the expected terms and expected volatilities of similarly sized biotechnology companies as well as the expected option term and expected volatility of Idenix stock.

        Equity-based compensation expense recognized in the consolidated statements of operations is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods as options vest, if actual forfeitures differ from those estimates. Because substantially all of the Idenix share option grants vest monthly, equity-based associate compensation expense includes the actual impact of forfeitures.

28.   Related parties

Roche/Genentech

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting as Novartis holds 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and reimbursement fee and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of $393 million (2006: $19 million) have been recognized by Novartis.

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties co-developed Xolair in the US. On August 2, 2007, Genentech,  Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. The Novartis shares held in Tanox were sold to Genentech and realized a gain of $117 million. Novartis and Genentech are co-promoting Xolair in the US where Genentech records all sales.

        Novartis markets the product and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages.

        The net cash inflow from the two agreements described above was $4 million in 2007 (2006: net cash inflow of $116 million; 2005: $80 million). Novartis recognized total sales of Xolair of $140 million (2006: $102 million) including sales to Genentech for the US market.

Executive Officer and Director Compensation

        In 2007, there were 11 (2006: 8; 2005: 9) Executive Committee members ("Executive Officers"), including those who retired or terminated their employment.

        The total compensation for members of the Executive Committee and the 10 (2006: 11; 2005: 11) Non-Executive Directors using IFRS 2 rules for accounting for equity-based compensation was as follows:

	Executive Officers			Non-Executive Directors			Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Short-term benefits	12.6	10.0	9.0	4.8	5.2	4.7	17.4	15.2	13.7
Post-employment benefits	6.3	6.0	5.6				6.3	6.0	5.6
Termination benefits	1.3						1.3
Equity-based compensation(1)	75.7	64.3	51.8				75.7	64.3	51.8

Total	95.9	80.3	66.4	4.8	5.2	4.7	100.7	85.5	71.1

(1)
If the transitional rules of IFRS 2 of only using grants after November 7, 2002 had not been used, the fair value of equity-based compensation in 2007 would have been $0.2 million higher (2006: $1.5 million; 2005: $2.7 million)

        The annual incentive award, which is fully included in equity-based compensation, is granted in January in the year following the reporting period.

29.   Commitments and contingencies

Leasing commitments

        Commitments arising from fixed-term operational leases in effect at December 31 are as follows:

2007
$ millions
2008	301
2009	232
2010	164
2011	108
2012	93
Thereafter	301

Total	1,199

Expense of current year	350

Research & Development commitments

        The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Novartis which may be capitalized. As of December 31, 2007 the Group's commitments to make payments under those agreements were as follows:

	Unconditional commitments 2007	Potential milestone Payments 2007	Total 2007
	$ millions	$ millions	$ millions
2008	19	303	322
2009	13	519	532
2010	13	379	392
2011	9	569	578
2012	5	704	709
Thereafter	3	704	707

Total	62	3,178	3,240

Other commitments

        The Novartis Group entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

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

        In the opinion of management, however, the outcome of these actions will not materially affect the Group's financial position but could be material to the results of operations or cash flow in a given period.

30.   Principal currency translation rates

	2007	2006	2005
	$	$	$
Year end exchange rates used for the consolidated balance sheets:
1 CHF	0.881	0.819	0.762
1 EUR	1.465	1.317	1.186
1 GBP	1.996	1.965	1.726
100 JPY	0.884	0.841	0.851
Average of the monthly exchange rates during the year used for the consolidated income and cash flow statements:
1 CHF	0.834	0.798	0.804
1 EUR	1.371	1.256	1.245
1 GBP	2.002	1.842	1.820
100 JPY	0.850	0.860	0.910

31.   Events subsequent to the December 31, 2007 balance sheet date

        The 2007 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 16, 2008. On January 10, 2008 the Board proposed a dividend of CHF 1.60 per share to be approved at the Annual General Meeting. If approved, total dividend payments would amount to approximately $3.2 billion.

32.   Principal Group subsidiaries and associated companies As at December 31, 2007

        The following describe the various types of entities within the Group:

/*/	Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.
‹*›	Sales: This entity performs sales and marketing activities for the Group.
\*/	Production: This entity performs manufacturing and/or production activities for the Group.
/*\	Research: This entity performs research and development activities for the Group.
	Share/paid-in capita1(1)		Equity interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	61.3 m	100		‹*›
Sandoz S.A., Buenos Aires	ARS	11.8 m	100		‹*›	\*/
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		‹*›		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Mulgrave, Victoria	AUD	7.6 m	100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		‹*›		/*\
Austria
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		‹*›
Sandoz GmbH, Kundl	EUR	32.7 m	100	/*/	‹*›	\*/	/*\
Novartis Animal Health GmbH, Kundl	EUR	37,000	100		‹*›
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		‹*›	\*/
Belgium
N.V. Novartis Management Services S.A., Vilvoorde	EUR	7.5 m	100	/*/
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	4.2 m	100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		‹*›
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62,000	100		‹*›
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30,000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	10.0 m	100	/*/	‹*›	\*/	/*\
Brazil
Novartis Biociências S.A., São Paulo	BRL	255.8 m	100		‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	189,9 m	100		‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m	100		‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

	Share/paid-in capita1(1)			Equity interest %	Activities
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0	(2)	100		‹*›		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m		100		‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100		‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100		‹*›	\*/
Novartis Animal Health Canada Inc., Ontario	CAD	2		100		‹*›		/*\
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn		100		‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	132.1 m		100		‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200		100		‹*›
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m		100		‹*›
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	7.9 bn		100		‹*›	\*/
Croatia
Lek Zagreb d.o.o., Zagreb	HRK	25.6 m		100		‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m		100		‹*›
Sandoz s.r.o., Prague	CZK	44.7 m		100		‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	14.0 m		100		‹*›
Sandoz A/S, Odense	DKK	8.0 m		100		‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m		100		‹*›
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m		99			\*/
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP	250,000		96		‹*›
Finland
Novartis Finland Oy, Espoo	EUR	459,000		100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m		100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m		100		‹*›	\*/	/*\
Sandoz S.A.S., Levallois-Perret	EUR	2.6 m		100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m		100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900,000		100		‹*›	\*/
CIBA Vision S.A.S., Blagnac	EUR	1.8 m		100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
shares without par value

m = million; bn = billion

	Share/paid-in capita1(1)		Equity interest %	Activities
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Jenahexal Pharma GmbH, Jena	EUR	260,000	100		‹*›	\*/	/*\
Sandoz International GmbH, Holzkirchen	EUR	100,000	100	/*/
Sandoz Pharmaceuticals GmbH, Ismaning	EUR	5.1 m	100		‹*›	\*/
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
Hexal Aktiengesellschaft, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/
Salutas Pharma GmbH, Barleben	EUR	42.0 m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	26,000	100		‹*›
Novartis Vaccines and Diagnostics GmbH & Co KG, Marburg	EUR	5.0 m	100		‹*›	\*/	/*\
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Tiergesundheit GmbH, München	EUR	256,000	100		‹*›
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	130.0 m	100	/*/
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		‹*›	\*/	/*\
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			\*/
Sandoz Limited, Bordon	GBP	2.0 m	100		‹*›
Novartis Consumer Health UK Limited, Horsham	GBP	25,000	100		‹*›	\*/
Novartis Animal Health UK Limited, Frimley/Camberley	GBP	100,000	100		‹*›		/*\
Vericore Limited, Royston	GBP	2	100		‹*›	\*/
CIBA Vision (UK) Limited, Southampton	GBP	550,000	100		‹*›
Novartis Vaccines and Diagnostics Limited, Frimley/Camberley	GBP	100	100			\*/
Greece
Novartis (Hellas) S.A.C.I., Athens	EUR	14.6 m	100		‹*›
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		‹*›
Sandoz Hungary Limited Liability Company, Budapest	HUF	420.0 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	51		‹*›	\*/
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/
Ireland
Novartis Ireland Limited, Dublin	EUR	25,000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/
Chiron Healthcare Ireland Limited, Ringaskiddy, Country Cork	EUR	2	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

	Share/paid-in capita1(1)		Equity interest %	Activities
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Sandoz S.p.A., Origgio	EUR	390,000	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Vaccines and Diagnostics S.r.l., Siena	EUR	41.5 m	100		‹*›	\*/	/*\
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	/*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		‹*›		/*\
Novartis Animal Health K.K., Tokyo	JPY	50.0 m	100		‹*›		/*\
Ciba-Geigy Japan Limited, Tokyo	JPY	3.8 bn	100			\*/
Sandoz K.K., Tokyo	JPY	100.05 m	100		‹*›	\*/	/*\
CIBA Vision K.K., Tokyo	JPY	495.0 m	100		‹*›
Liechtenstein
Novista Insurance Aktiengesellschaft, Vaduz	CHF	5.0 m	100	/*/
Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD	2.6 bn	100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	100		‹*›
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100		‹*›
Sandoz B.V., Almere	EUR	907,570	100		‹*›	\*/
Novartis Consumer Health B.V., Breda	EUR	23,830	100		‹*›	\*/
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820,000	100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m	98		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Panama	USD	10,000	100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

	Share/paid-in capita1(1)		Equity interest %	Activities
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m	100		‹*›
Lek S.A., Strykow	PLN	2.6 m	100		‹*›	\*/
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500,000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100,000	100		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10,000	100			\*/
CIBA Vision Puerto Rico, Inc., Cidra	USD	1,000	100			\*/
Romania
Sandoz S.R.L., Targu-Mures	RON	19.3 m	100		‹*›	\*/
Russian Federation
Novartis Pharma ZAO, Moscow	RUR	17.5 m	100		‹*›
Novartis Pharma LLC, Moscow	RUR	20.0 m	100		‹*›
Novartis Consumer Health LLC, Moscow	RUR	60.0 m	100		‹*›
ZAO Lek, Moscow	RUR	57.4 m	100		‹*›
Singapore
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2,004	100				/*\
Ciba Vision Asian Manufacturing and Logistics Pte Ltd, Singapore	SGD	1.04 m	100			\*/
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR	48.4 m	100	/*/	‹*›	\*/	/*\
Sandoz Pharmaceuticals d.d., Ljubljana	EUR	1.5 m	100		‹*›
South Africa
Novartis South Africa (Pty) Ltd., Spartan/Johannesburg	ZAR	86.4 m	100		‹*›	\*/
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR	3.0 m	100		‹*›	\*/
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100	/*/	‹*›	\*/
Sandoz Farmacéutica, S.A., Barcelona	EUR	270,450	100		‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100		‹*›	\*/	/*\
Novartis Consumer Health, S.A., Barcelona	EUR	876,919	100		‹*›
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100		‹*›
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m	100	/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100		‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

	Share/paid-in capita1(1)		Equity interest %		Activities
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100		/*/
Novartis Holding AG, Basel	CHF	100.2 m	100		/*/
Novartis Research Foundation, Basel	CHF	29.3 m	100					/*\
Novartis Foundation for Management Development, Basel	CHF	100,000	100		/*/
Novartis Foundation for Employee Participation, Basel	CHF	100,000	100		/*/
Roche Holding AG, Basel	CHF	160.0 m	33	(2)	/*/	‹*›	\*/	/*\
Novartis Pharma AG, Basel	CHF	350.0 m	100		/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m	100			‹*›
Novartis Pharma Schweizerhalle AG, Schweizerhalle	CHF	18.9 m	100				\*/
Novartis Pharma Stein AG, Stein	CHF	251,000	100				\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100			‹*›
Sandoz AG, Basel	CHF	5.0 m	100			‹*›		/*\
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100,000	100			‹*›
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100		/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250,000	100			‹*›
Novartis Animal Health AG, Basel	CHF	101,000	100		/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St.Aubin	CHF	250,000	100					/*\
CIBA Vision AG, Embrach	CHF	300,000	100		/*/	‹*›
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m	100			‹*›	\*/
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m	100			‹*›
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m	100			‹*›	\*/
Sandoz Ilaç Sanayi ve Ticaret A.S., Gebze-Kocaeli	TRY	31.7 m	100			‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
33% of voting rights, however due to non-voting equity instruments only 6.3% of total net income and equity is attributable to Novartis.

m = million; bn = billion

	Share/paid-in capita1(1)			Equity interest %	Activities
USA
Novartis Corporation, Florham Park, NJ	USD	72.2 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	1.7 bn		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	21,000		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	1,000		100				/*\
Novartis Vaccines and Diagnostics, Inc., Emeryville, CA	USD	3.0		100	/*/	‹*›	\*/	/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	56,166		56				/*\
Sandoz Inc., Princeton, NJ	USD	25,000		100		‹*›	\*/	/*\
Lek Pharmaceuticals, Inc., Wilson, NC	USD	200,000		100		‹*›
Eon Labs, Inc., Lake Success, NY	USD	1		100		‹*›	\*/
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Venezuela
Novartis de Venezuela, S.A., Caracas	VEB	1.4 bn		100		‹*›

In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries:

Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, Peru and Uruguay.

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
shares without par value

m = million; bn = billion

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
  Item 16A. Audit Committee Financial Expert
  Item 16B. Code of Ethics
  Item 16C. Principal Accountant Fees and Services
  Item 16D. Exemptions from the Listing Standards for Audit Committees
  Item 16.E Purchases of Equity Securities by the Issuer and Affiliated Purchaser
Part III
  Item 17. Financial Statements
  Item 19. Exhibits
SIGNATURES
NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS (for the years ended December 31, 2007, 2006 and 2005)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS (at December 31, 2007 and 2006)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED CASH FLOW STATEMENTS (for the years ended December 31, 2007, 2006 and 2005)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE ((for the years ended December 31, 2007, 2006 and 2005)
NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (for the years ended December 31, 2007, 2006 and 2005)
NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS