Form 20-F
period 2008-12-31
NOVARTIS AG
filed 2009-01-28
CIK 1114448

Use these links to rapidly review the document

NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 28, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,264,852,842 shares

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Item	10.	Additional Information	189
	10.A	Share capital	189
	10.B	Memorandum and Articles of Association	189
	10.C	Material contracts	193
	10.D	Exchange controls	194
	10.E	Taxation	194
	10.F	Dividends and paying agents	198
	10.G	Statement by experts	199
	10.H	Documents on display	199
	10.I	Subsidiary Information	199
Item	11.	Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk	199
Item	12.	Description of Securities other than Equity Securities	205
PART II			206
Item	13.	Defaults, Dividend Arrearages and Delinquencies	206
Item	14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	206
Item	15.	Controls and Procedures	206
Item	16A.	Audit Committee Financial Expert	206
Item	16B.	Code of Ethics	207
Item	16C.	Principal Accountant Fees and Services	207
Item	16D.	Exemptions from the Listing Standards for Audit Committees	208
Item	16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	209
Item	16G.	Corporate Governance	209
PART III			210
Item	17.	Financial Statements	210
Item	18.	Financial Statements	210
Item	19.	Exhibits	211

INTRODUCTION AND USE OF CERTAIN TERMS

        Novartis AG and our consolidated affiliates (Novartis or the Group) publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (Form 20-F) are those for the year ended December 31, 2008 and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). In this Form 20-F, references to "US dollars", "USD" or "$" are to the lawful currency of the United States of America; and references to "CHF" are to Swiss francs.

        In this Form 20-F, references to the "United States" or to "US" are to the United States of America, references to the European Union (EU) are to the European Union and its 27 member states and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires; references to "ADS" or "ADSs" are to Novartis American Depositary Shares; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration. All product names appearing in italics are trademarks licensed to or owned by Group companies. Product names identified by a "®" or a "™" are trademarks that are not licensed to or owned by the Group. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each operating company in the Group is legally separate from all other companies in the Group and manages its business independently through its respective board of directors or other top local management body. No Group company operates the business of another Group company nor is any Group company the agent of any other Group company. Each executive identified in this Form 20-F reports directly to other executives of the company by whom the executive is employed, or to that company's board of directors.

 FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by the use of forward-looking terminology such as "will" or "expected", or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products, or potential future sales or earnings of the Novartis Group or any of its divisions or business units; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the Novartis Group, or any of its divisions or business units, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the US litigation process; competition in general; government, industry, and general public pricing and other political pressures; and the impact that the foregoing factors could have on the values attributed to the Novartis Group's assets and liabilities as recorded in the Group's consolidated balance sheet. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information—3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A  Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 are included in "Item 18. Financial Statements" in this Form 20-F.

        The results of our Medical Nutrition and Gerber Business Units are shown as discontinued operations for all periods presented, following their divestment in 2007. See "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Factors Affecting Comparability of Year-on-Year Results of Operations" and "Item 18. Financial Statements—note 2" for more detailed discussion.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year Ended December 31,
	2008	2007	2006	2005	2004(1)
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales from continuing operations	41,459	38,072	34,393	29,446	25,685

Operating income from continuing operations	8,964	6,781	7,642	6,507	5,835
Income from associated companies	441	412	264	193	68
Financial income	384	531	354	461	486
Interest expense	(290)	(237)	(266)	(294)	(261)

Income before taxes from continuing operations	9,499	7,487	7,994	6,867	6,128
Taxes	(1,336)	(947)	(1,169)	(986)	(962)

Net income from continuing operations	8,163	6,540	6,825	5,881	5,166
Net income from discontinued operations	70	5,428	377	260	214

Group net income	8,233	11,968	7,202	6,141	5,380

Attributable to:
Shareholders of Novartis AG	8,195	11,946	7,175	6,130	5,365
Minority interests	38	22	27	11	15
Operating income from discontinued operations (including divestment gains)	70	6,152	532	398	317
Basic earnings per share ($):
—Continuing operations	3.59	2.81	2.90	2.52	2.19
—Discontinued operations	0.03	2.34	0.16	0.11	0.09
—Total	3.62	5.15	3.06	2.63	2.28
Diluted earnings per share ($):
—Continuing operations	3.56	2.80	2.88	2.51	2.18
—Discontinued operations	0.03	2.33	0.16	0.11	0.09
—Total	3.59	5.13	3.04	2.62	2.27
Cash dividends(2)	3,345	2,598	2,049	2,107	1,896
Cash dividends per share in CHF(3)	2.00	1.60	1.35	1.15	1.05
Operating income from continuing operations earnings per share ($):
—Basic	3.96	2.93	3.26	2.79	2.48
—Diluted	3.92	2.91	3.24	2.78	2.46

(1)
We adopted a number of new International Financial Reporting Standards from January 1, 2005, not all of which required retrospective application. Data for 2004 is therefore not comparable with 2008, 2007, 2006 and 2005.

(2)
Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

(3)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2008 will be proposed to the Annual General Meeting on February 24, 2009 for approval.

	Year Ended December 31,
	2008	2007	2006	2005	2004
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments	6,117	13,201	7,955	10,933	13,892
Inventories	5,792	5,455	4,498	3,725	3,558
Other current assets	8,972	8,774	8,215	6,785	6,470
Non-current assets	57,418	48,022	46,604	36,289	28,568
Assets held for sale related to discontinued operations			736

Total assets	78,299	75,452	68,008	57,732	52,488

Trade accounts payable	3,395	3,018	2,487	1,961	2,020
Other current liabilities	13,109	13,623	13,540	13,367	9,829
Non-current liabilities	11,358	9,415	10,480	9,240	9,324
Liabilities related to discontinued operations			207

Total liabilities	27,862	26,056	26,714	24,568	21,173

Issued share capital and reserves attributable to shareholders of Novartis AG	50,288	49,223	41,111	32,990	31,177
Minority interests	149	173	183	174	138

Total equity	50,437	49,396	41,294	33,164	31,315

Total liabilities and equity	78,299	75,452	68,008	57,732	52,488

Net assets	50,437	49,396	41,294	33,164	31,315
Outstanding share capital	820	815	850	848	849
Total outstanding shares (millions)	2,265	2,264	2,348	2,336	2,338

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share	Total Dividend per ADS
		(CHF)	($)
2004	March 2005	1.05	0.93
2005	February 2006	1.15	0.87
2006	March 2007	1.35	1.11
2007	February 2008	1.60	1.41
2008(1)	February 2009	2.00	1.88	(2)

(1)
Dividend to be proposed at the Annual General Meeting on February 24, 2009 and to be distributed February 27, 2009.

(2)
Translated into US dollars at the 2008 period end rate of $0.94 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters Market System. The exchange rate in effect on January 21, 2009, as found on Reuters Market System, was CHF 1.00 = $0.87.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low	High
2004	0.88	0.81	0.76	0.88
2005	0.76	0.80	0.75	0.88
2006	0.82	0.80	0.76	0.84
2007	0.88	0.83	0.80	0.91
2008	0.94	0.93	0.82	1.02
Month end,
August 2008			0.90	0.95
September 2008			0.88	0.92
October 2008			0.86	0.89
November 2008			0.82	0.87
December 2008			0.82	0.96
January 2009(2)			0.87	0.94

(1)
Represents the average of the exchange rates on the last day of each full month during the year.

(2)
Through January 21, 2009.

3.B  Capitalization and Indebtedness

        Not applicable.

3.C  Reasons for the offer and use of proceeds

        Not applicable.

3.D  Risk Factors

        Our businesses face significant risks and uncertainties. You should carefully consider all of the information set forth in this annual report on Form 20-F and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in any Novartis securities. Our business as well as our financial condition or results of operations could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently deemed to be material.

Risks Facing Our Business

Our Pharmaceuticals Division faces and will continue to face important patent expirations and aggressive generic competition.

        Our Pharmaceuticals Division's products are generally protected by patent rights, which are intended to provide us with exclusive rights to market the patented products. However, those patent rights are of varying strengths and durations. Loss of market exclusivity for one or more important products—whether due to patent expiration, generic challenges or other reasons—could have a material adverse effect on our results of operations. The introduction of a generic version of a branded medicine typically results in a significant and rapid reduction in net sales for the branded product because generic manufacturers typically offer their unbranded versions at sharply lower prices. The pharmaceuticals industry is confronted by a continuing high level of patent expirations, with products representing approximately $24 billion in combined annual sales facing patent expiry in 2009, similar to levels seen in 2007 and 2008, according to IMS Health. In addition, generic manufacturers are increasingly conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement, before final resolution of legal proceedings.

        In 2008, sales of four Novartis Pharmaceuticals Division products—Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections)—continued to lose sales following the start of generic competition in the US in 2007. As a result of generic competition, combined net sales for these products declined from $2.6 billion in 2006 to $1.6 billion in 2007 and $536 million in 2008. The sharp reduction in net sales of these products had an adverse effect on the results of operations of our Pharmaceuticals Division in 2007 and 2008.

        Four of our five best-selling products, Diovan (high blood pressure), Zometa, Femara (both for cancers), and Sandostatin (acromegaly) potentially could face generic competition in the near future in various markets, either in the US or Europe, or both, whether due to patent challenges or the scheduled expiration of patents. In particular, the patent on our top-selling drug, Diovan, expires in the major countries of the EU in 2011 and in the US in 2012. In addition, sales of Diovan may begin to erode in 2009 in certain countries in the EU and in 2010 in the US when a competitor product, Cozaar®, goes off-patent. Similarly, zoledronic acid, the active ingredient in Zometa, as well as in Reclast/Aclasta (osteoporosis), is currently the subject of US patent litigation, with the possibility of an "at risk launch" by one or more generic competitors as early as the end of 2010. Femara's patent will expire in 2011 in the US and in major European markets. Patent litigation against a generic manufacturer who challenged the Femara patent has been settled. Finally, patents protecting the Sandostatin LAR formulation, the long-acting version of Sandostatin which represents a majority of our sales, expires in 2010 in major markets outside the US (and in 2014 and beyond in the US). Clearly, the loss of exclusivity of any one of these four products could have a material adverse effect on our business, financial condition and results of operations.

        In addition to Zometa and Reclast/Aclasta, key products of our Pharmaceuticals Division that are the subject of ongoing US patent litigation include Lescol (high cholesterol), Focalin/Ritalin LA (ADHD) and Comtan/Stalevo (Parkinson's disease). The loss of exclusivity of some of these products could have a significant adverse effect on the results of operations of our Pharmaceuticals Division. In addition, Neoral (transplantation) and Voltaren (pain), which are still among our top ten-selling products with combined net sales of $1.8 billion in 2008, have already encountered generic competition in many markets. As a result, sales from these products may decline significantly in the future, which could have a material adverse effect on our business, financial condition and results of operations.

        For more information on the patent status of our Pharmaceuticals Division's products see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Intellectual Property."

        We also rely in all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets and other confidential information, which we seek to protect through various measures including confidentiality agreements with licensees, employees, third party collaborators, or consultants who may have access to such information. If these agreements are breached, our contractual remedies may inadequately cover any losses.

Our business is increasingly affected by pressures on drug pricing.

        The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control spending even more tightly. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. These ongoing pressures include government-imposed industry-wide price reductions, mandatory pricing systems, an increase in imports of drugs from lower cost countries to higher cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs and growing pressure on physicians to reduce the prescribing of patented prescription medicines. We expect these efforts to continue as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price cuts.

        These initiatives not only affect the results of our Pharmaceuticals Division, but also have an increasing impact on the prices we can charge for the generic drugs marketed by our Sandoz Division. This is particularly true in Europe and especially Germany, our second-largest market for generic products, where various measures have been introduced to require generic manufacturers to lower their prices. In addition, in the US, a combination of aggressive efforts by distributors to increase their profit margins on generic products that are considered commodities, intense and increasing competition between generic pharmaceutical manufacturers, and changes to government regulations, including state and federal regulations and regulations impacting Medicare and Medicaid, are increasing the downward pressure on our prices there. We expect these and other challenges to continue to put pressure on our revenues, and therefore they could have a material adverse effect on our business, financial condition and results of operations.

        For more information on pricing controls and on our challenging business environment see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Price Controls" and "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Factors affecting results of operations—Pressure to reduce drug prices and increase access to medicines."

Increasing regulatory scrutiny of drug safety and efficacy may adversely affect us.

        We must comply with a broad range of regulatory requirements for the development and marketing of our products. These requirements not only affect our development costs, but also the time required to reach the market and the likelihood of successfully doing so. Stricter regulatory requirements also heighten the risk of withdrawal of existing products by regulators on the basis of post-approval concerns over product safety, which would reduce revenues and could result in product recalls and product liability lawsuits. Even in the absence of regulatory action, concerns about efficacy or safety, whether or not scientifically justified, may cause us to voluntarily cease marketing a product or face declining sales. The development of the post-approval adverse event profile for a product or product class also may have a material adverse effect on the marketing and sale of that product. For more detail on the governmental regulations that affect our business, see the sections headed "Regulation" included in the descriptions of our four operating divisions under "Item 4. Information on the Company—Item 4.B Business Overview."

        Following widely publicized product recalls such as the Merck & Co., Inc. recall of its pain medicine Vioxx® in 2004, health regulators are increasingly focusing on product safety and efficacy as well as on the risk/benefit profile of developmental drugs. This has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials, and for more detailed analysis of the trials. As a result, obtaining regulatory approvals has become more challenging for pharmaceutical companies. In addition, maintaining regulatory approvals has become increasingly expensive since companies are being required to gather far more detailed safety and other clinical data on products after approval.

        We have suffered setbacks in gaining regulatory approvals for new products, as well as being able to keep products on the market, primarily in the Pharmaceuticals Division. For example, in March 2007, we received a so-called "approvable" letter from the FDA regarding Galvus (diabetes), which required us to conduct major additional clinical trials in order to obtain US regulatory approval for the drug. Although

Galvus was subsequently approved in the EU, a resubmission for US approval is not planned. Separately, in the second half of 2007, Prexige (osteoarthritic pain) was withdrawn from the market in Australia and some countries of the EU based on post-marketing reports of serious liver side-effects, including two deaths in Australia, allegedly associated with long-term uses of higher doses of the drug. This product was subsequently withdrawn from remaining markets during 2008.

        Any additional adverse regulatory developments in the approval process for new products or in the continued marketing of significant existing products, or any increases in regulation or major changes in the healthcare landscape under the new US administration, could have a material adverse effect on our business, financial condition and results of operations.

Our research and development efforts may not succeed in bringing high-potential products to market.

        Our ability to continue to grow our business and to replace any sales lost due to the end of exclusivity for our products—whether through patent expiration, generic challenges, competition from new branded products or changes in regulatory status—depends upon the success of our research and development activities in identifying and developing high-potential breakthrough products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. To accomplish this, we commit substantial effort, funds and other resources to research and development, both through our own dedicated resources and through various collaborations with third parties. Developing new pharmaceutical products and bringing them to market, however, is a costly, lengthy and uncertain process. In spite of our significant investments, there can be no guarantee that our research and development activities will produce a sufficient number of commercially viable new products.

        The pharmaceuticals industry has seen a dearth of regulatory approvals for new drugs in recent years. For example, the FDA approved only 18 entirely new drugs (new molecular entities) in 2007, one of the lowest single-year totals since 1983, when there were 14 new approvals. New product approvals for the industry are expected to remain low in the future following FDA approvals for 24 brand new medicines in 2008, according to IMS Health. These approval levels compare with the average annual approval rate of more than 30 new medicines per year in the period from 1996 to 2004, the year that Vioxx was withdrawn from the market. In addition, many of the new drugs approved in recent years have not been as financially successful as those approved in prior years. This relatively low level in research productivity comes at a time when the worldwide pharmaceuticals industry is estimated to be spending more than $40 billion each year on research and development activities.

        The research and development process for a new pharmaceutical product can take up to 15 years, or even longer, from discovery to commercial product launch—and with a limited available patent life the longer it takes to develop a product, the less time there will be for us to recoup our development costs. New products need not only undergo intensive preclinical and clinical testing, but also to pass a highly complex, lengthy and expensive approval process. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us, or that we will not achieve our goals and, accordingly, may abandon a product in which we have invested substantial amounts of time and money. Similar efforts are required to develop new products in our other divisions, as well, and the same risks apply.

        If we are unable to maintain a continuous flow of successful new products and new indications or brand extensions for existing products sufficient to cover our substantial research and development costs and to replace sales lost as older products are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations.

        In addition, we invest a significant amount of effort and financial resources into research and development collaborations with third parties, organizations that we do not control. Many of these may be small companies that do not have the same resources and development expertise as Novartis. If these third parties fail to meet our expectations, we may lose our investment in the collaborations or fail to receive the expected benefits, which could have a material adverse effect on our business, financial condition or results of operations.

The current economic and financial crisis may have a material adverse effect on our results.

        Many of the world's largest economies and financial institutions currently face extreme financial difficulty, including a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long this crisis will last, but many countries are concerned that their economies may enter a deep and prolonged recession. Such difficult economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital. Some of our businesses, including the business units of our Consumer Health Division, may be particularly sensitive to declines in consumer spending. In addition, our Pharmaceuticals, Vaccines and Diagnostics and Sandoz Divisions may not be immune to consumer cutbacks. As reported by IMS Health, after ten years of growth, in the first eight months of 2008 the total number of prescriptions dispensed in the US declined, as compared with the same period in 2007. The current economic and financial crisis appears to be affecting all of the major markets in which we operate. As a result, there is a risk that consumers may cut back on prescription drugs and vaccines, as well as consumer health products, to help cope with hard economic times.

        In addition, the financial crisis may cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans. The financial crisis may also result in a lower return on our financial investments, and a lower value on some of our assets. For example, our investment in Alcon, Inc. has declined significantly in market value since we acquired it in July 2008. The financial crisis could also negatively impact the cost of financing or our ability to finance the second step of the Alcon acquisition on favorable terms. The impact of the current financial crisis on our future access to various kinds of capital, and the cost of that capital, is not currently predictable.

        At the same time, significant changes and volatility in the consumer environment, the equity, credit and foreign exchange markets, and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook which we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, under current market conditions there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Legal proceedings may have a significant negative effect on our results of operations.

        In recent years, the industries of which we are a part have become important targets of litigation around the world, especially in the US. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental and tax litigation claims, government investigations and intellectual property disputes. As a result, we may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable, and large verdicts sometimes occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

        In addition, our Pharmaceuticals Division frequently defends its patents against challenges by our competitors. Should we fail to successfully defend our patents, we will be faced with generic competition for the relevant products, and a resulting loss of revenue.

        At the same time, our Sandoz Division may, from time to time, seek approval to market a generic version of a product before the expiration of patents claimed by one of our competitors for the branded product. We do this in cases where we believe that the relevant patents are invalid, unenforceable, or would not be infringed by our generic product. As a result, we frequently face patent litigation, and in certain circumstances, we may elect to market a generic product even though patent infringement actions are still pending. Should we elect to proceed in this manner and conduct a "launch at risk," we could face substantial damages if the final court decision is adverse to us.

        The CIBA Vision Business Unit of our Consumer Health Division also has been required to defend its patents against frequent challenges by competitors.

        Separately, the US affiliates of our Pharmaceuticals and Sandoz Divisions are the subjects of lawsuits brought by private plaintiffs and state and local government entities alleging that they have fraudulently overstated the Average Wholesale Price and "best price," which are, or have been, used by the US federal and state governments in the calculation of, respectively, US Medicare reimbursements and Medicaid rebates. A limited number of similar actions have been brought to trial to date against various pharmaceutical companies, including one against our affiliate in the Pharmaceuticals Division, and in certain instances, substantial damages have been awarded. Recent damage awards are on appeal. Should we fail to successfully defend the cases against us, we could face substantial damages if the final court decision is adverse to us.

        Adverse judgments or settlements in any of these cases could have a material adverse effect on our business, financial condition and results of operations.

        Governments and regulatory authorities have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, antitrust and trade restrictions. Our businesses have been subject, from time to time, to such governmental investigations and information requests by regulatory authorities. For example, we are cooperating with civil and criminal investigations currently being undertaken by the US Attorney's Office into allegations of potential off-label promotion of our epilepsy drug, Trileptal. While the outcomes of government and regulatory investigations are unpredictable, they are costly, divert management from our business and may affect our reputation. In some instances, the inherent uncertainty of litigation, the resources required to defend against governmental actions and the risk to reputation as well as of potential exclusion from US federal government reimbursement programs have contributed to decisions by companies in our industry to enter into settlement agreements with governmental, and particularly federal, authorities. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties up to treble damages. In addition, settlements of healthcare fraud cases typically involve corporate integrity agreements which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        For more detail regarding specific legal matters currently pending against us, see "Item 18. Financial Statements—note 19" and "Item 4. Information on the Company—4.B Business Overview—Pharmaceuticals—Intellectual Property."

An increasing amount of investments in associated companies, intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We regularly review our investments in associated companies for impairment. They are reviewed for impairment whenever there is an indication that an impairment may have occurred. The amount of investments in associated companies on our consolidated balance sheet has increased significantly in recent years, primarily as a result of the recent Alcon acquisition. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and a detailed analysis of the status of our Alcon investment see "Item 5.A Operating Results—Critical Accounting Policies and Estimates—

Investments in Associated Companies and—Assessment of Alcon Investment" and "Item 18. Financial Statements—note 10".

        Similarly, we regularly review our long-lived intangible and tangible assets, including identifiable intangible assets and goodwill, for impairment. Goodwill, acquired research and development and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. The amount of goodwill and other intangible assets on our consolidated balance sheet have increased significantly in recent years, primarily as a result of recent acquisitions. In 2008, for example, we recorded an intangible asset impairment charge of $223 million after we decided not to pursue further development of Pharmaceuticals Division pipeline product Aurograb. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations see "Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Intangible and Tangible Assets" and "Item 18. Financial Statements—note 9".

We may not be able to realize the expected benefits of our significant investments in emerging growth markets.

        At a time of slowing growth in sales of pharmaceuticals in industrialized countries, many emerging markets have experienced comparatively strong economies, leading to higher proportional growth and an increasing contribution to the industry's global performance. In 2008, Novartis generated approximately 64% (2007: 66%) of our net sales from continuing operations in the world's seven largest developed markets, while the seven leading emerging markets—Brazil, China, India, Mexico, Russia, South Korea and Turkey—contributed 10% (2007: 9%) of net sales. However, combined net sales in these seven priority emerging markets grew 18% in local currency in 2008, compared to 1% sales growth in local currency in the seven largest developed markets during the same period. As a result of this trend, we have been taking steps to increase our presence in these priority emerging markets and in other emerging markets. For example, in 2007 Novartis announced the creation of a new cross-divisional operation to accelerate growth in small emerging markets, expanding the presence of all of our products in regions that include Northern and Sub-Saharan Africa, Central Asia and parts of Southeast Asia.

        There is no guarantee that our efforts to expand our sales in these countries will succeed, or that these countries will continue to experience growth in excess of the world's largest markets. Some emerging countries may be especially vulnerable to the current global financial crisis, or may have very limited resources to spend on healthcare. See "—The current economic and financial crisis may have a material adverse effect on our results" above. Many of these countries have relatively few persons with the skills and training suitable for employment at an enterprise such as ours. See also "—An inability to attract and retain qualified personnel could adversely affect our business" below. In other emerging countries, we may be required to rely on third-party agents, which may put us at risk of liability. See also "—We may be held responsible for the potential misconduct by our third-party agents, particularly in developing countries" below. A failure to continue to expand our business in emerging growth markets could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to realize the expected benefits from our anticipated acquisition of a majority interest in Alcon.

        In April 2008, we announced an agreement with Nestlé S.A. to acquire a 25% stake in Alcon Inc., a world leader in eye care, including pharmaceutical, surgical and consumer products, with the option of acquiring an additional 52% stake in the company. Under that agreement, we purchased the 25% stake from Nestlé in July 2008 for $10.4 billion. In the optional second step, we have the right to acquire Nestlé's remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of $181.00 per share, or approximately $28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon's share price at the time of exercise, but not exceeding $181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

        The Alcon acquisition is intended to enhance the diversification of our product portfolio and to give us access to a high-growth area of the healthcare market. However, there can be no guarantee that the second step of the transaction will be completed or that we will, in fact, achieve majority ownership of Alcon. In addition, even if we do obtain majority ownership of Alcon, there can be no guarantee that the acquisition will be successful, or will result in the expected strategic benefits and synergies with our own eye-related businesses. A failure to complete the acquisition of a majority interest in Alcon, or to realize the expected potential strategic benefits and synergies if it is completed, may have a long-term material adverse effect on our business, financial condition or results of operations.

Our indebtedness could adversely affect our operations.

        As of December 31, 2008 we had $2.2 billion of non-current financial debt and $5.2 billion of current financial debt. We may in the future incur additional debt for a variety of reasons including our agreement with Nestlé relating to Alcon, Inc. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions and otherwise place us at a competitive disadvantage to our competitors that have less debt. We may have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable if at all.

We may not be able to realize the expected benefits from our significant investments in biologics.

        We believe that recent advances in technologies, particularly new approaches in the analysis of human genome data, could have a fundamental effect on product development and, in turn, on our future results of operations. We are, therefore, making major investments in these technologies and devoting significant resources to building our position in biologic therapies, which now represent approximately 25% of our preclinical research portfolio. For our efforts in this area to be successful, we need to ensure a speedy expansion of our capabilities, expertise and skills in the development, manufacturing and marketing of biological therapies. This, however, poses a number of significant challenges, including intense competition for qualified individuals. See also "—An inability to attract and retain qualified personnel could adversely affect our business" below.

        In 2007, we formed our Novartis Biologics Unit. To complement internal research and development activities, we also have made significant investments in licensing agreements with specialized biotechnology companies. At the same time, our Sandoz Division is taking steps to expand its expertise in biosimilars (generic versions of biological therapies) and is actively working with regulators to establish appropriate rules for the approval of these types of generic products.

        There can be no guarantee that our efforts in the biologics area will be successful or that we will be able to realize the expected benefits from our significant investment in this area. A failure to build and expand our position in biologics or to achieve the expected benefits from our investments in this area could have a material adverse effect on our business, financial condition and results of operations.

Failure to obtain marketing exclusivity periods for new generic products, and intense competition from branded pharmaceuticals companies, may have an adverse effect on the success of our Sandoz Division.

        Our Sandoz Division achieves significant revenue opportunities when it secures exclusivity periods granted for generic products in certain markets—particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act. Failure to obtain these market exclusivities could have an adverse effect on the success of Sandoz. In addition, the division faces intense competition from branded pharmaceuticals companies, which commonly take aggressive steps to limit the availability of exclusivity periods or to reduce their value. These activities may increase the costs and risks associated with our efforts to introduce generic products and may delay or entirely prevent their introduction.

We may not be able to realize the expected benefits from our ongoing productivity initiatives.

        In December 2007, we launched a new strategic initiative called "Forward" to enhance productivity by simplifying organizational structures throughout the Group, accelerating and decentralizing decision-making and redesigning the way we operate. Through this initiative, we aim to reduce our cost-base by approximately $1.6 billion by 2010 compared to 2007 levels. Our ability to achieve the expected cost savings, however, depends on a number of factors beyond our control. If we are unable to successfully complete "Forward" and other ongoing productivity initiatives, that could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to realize the expected benefits of our significant marketing efforts for our products.

        The time between the launch of innovative "first-in-class" treatments and "me-too" or generic pharmaceuticals has shortened significantly in recent years. This trend is putting increasing pressure on our Pharmaceuticals Division to maximize revenue from each new product quickly following its launch, in order to recover the significant research and development costs and earn a return on that investment. A strong marketing message and rapid penetration of different geographic markets are vital for a product to attain peak sales as quickly as possible before the loss of patent protection or the entry of significant competitor products. As a consequence, we are required to invest significant resources in marketing and sales efforts. We continually evaluate the appropriateness of our marketing models, explore more efficient ways to support new product launches and adjust the composition of our sales force in response to changes in our product portfolio. For example, we announced a new commercial model for our US General Medicines business in 2008, aimed at driving sales growth while deploying resources more efficiently. If these or other efforts prove unsuccessful, this could have a material adverse effect on our business, financial condition and results of operations.

A failure to develop differentiated vaccines or to bring key products to market in time for the relevant disease seasons could have an adverse effect on the success of our Vaccines and Diagnostics Division.

        The demand for some products marketed by our Vaccines and Diagnostics Division, such as influenza vaccines, is seasonal, while the demand for other vaccines, such as pediatric combination vaccines, depends on changes in birth rates in developed countries. Some vaccines that make an important contribution to the division's net sales and profits, particularly the key seasonal influenza vaccine products, are considered commodities, meaning that there are few therapeutic differences among vaccines offered by competitors. In addition, the seasonal influenza vaccine products have suffered from price erosion due to growth in product supply across the industry. The ability to develop differentiated, effective and safe vaccines, to gain approval for inclusion in national immunization recommendation lists, and to consistently produce and deliver high-quality vaccines in time for the relevant disease seasons are critical to the success of our Vaccines and Diagnostics Division.

Our OTC Business Unit faces adverse impacts from questions of safety and efficacy, as well as more intense competition.

        The OTC Business Unit of our Consumer Health Division sells over-the-counter medicines, many of which contain ingredients also sold by competitors in the OTC industry. In recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain products sold by our OTC Business Unit and its competitors. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in October 2008, acting in consultation with the FDA, we voluntarily re-labeled our US cough and cold medicines to indicate that these products should not be used in children under four years of age. Litigation has often followed actions such as these, particularly in the US. Additional actions and litigation regarding OTC products are possible in the future. In addition, particularly in the US, our branded OTC products compete against "store brand" products that are made with the same active ingredients but do not carry our trusted brand names, or the burden of expensive advertising. As a result, the store brands may be sold at lower prices. In recent years, consumers have increasingly begun to purchase store brand OTC products instead of branded products. These trends have had, and may continue to have, a significant adverse effect on the success of our OTC Business Unit. See also "—The current economic and financial crisis may have a material adverse effect on our results" above.

The manufacture of our products is highly regulated and complex, and may encounter a variety of issues that lead to supply disruptions.

        The products we market, distribute and sell are either manufactured at our own dedicated manufacturing facilities or by third parties. In either case, we need to ensure that manufacturing processes comply with applicable regulations and manufacturing practices, as well as our own high quality standards. In particular, the manufacture of our products is heavily regulated by governmental authorities around the world, including the FDA. If we or our third party suppliers fail to comply fully with such regulations then there could be a government-enforced shutdown of production facilities or production lines, which in turn could lead to product shortages. A failure to comply fully with such regulations could also lead to a delay in the approval of new products. For example, in August 2008, our Sandoz Division's Wilson, North Carolina facility received a Warning Letter from the FDA which remains unresolved. The Warning Letter raises concerns regarding the Wilson facility's compliance with FDA Good Manufacturing Practice regulations, and states that until the FDA confirms that the deficiencies have been corrected, the FDA can recommend disapproval of any pending NDAs, abbreviated NDAs or export certificate requests submitted by our Sandoz US affiliate. Sandoz is collaborating with the FDA to promptly correct all concerns raised in the Warning Letter, and to ensure that our products are safe and effective and meet highest quality standards. Voluntary recalls were made in September and in the fourth quarter of 2008 as part of the FDA review of the facility.

        In addition, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply. As a result of these factors, the production of one or more of our products may be disrupted from time to time.

        A disruption in the supply of certain key products, or our failure to accurately predict demand, could have a material adverse effect on our business, financial condition or results of operations. And because our products are intended to promote the health of patients, for some of our products, a supply disruption could subject us to lawsuits or to allegations that the public health, or the health of individuals, has been endangered.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different than our actual experience, we may be required to increase substantially our contributions to pension plans as well as our pension-related costs in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our current and former associates. We are required to make significant assumptions and estimates about future events in calculating the present value of expected future expense and liability related to these plans. These include assumptions about discount rates we apply to estimated future liabilities, expected returns on plan assets and rates of future compensation increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates. Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, a decrease in the discount rate we apply in determining the present value of expected future obligations of one-half of one percent would have increased our year-end defined benefit obligation by $1.2 billion. Any differences between our assumptions and estimates and our actual experience could have a material effect on our results of operations and financial condition. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Retirement and other post-employment plans" and "Item 18. Financial Statements—note 26". See also "—The current economic and financial crisis may have a material adverse effect on our results" above.

Ongoing consolidation among our distributors may increase both the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, significant portions of our sales, particularly in the US, are made to a relatively small number of US drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally, all of which are from the US, accounted for approximately 8%, 7% and 6%, respectively, of Group net sales from continuing operations in 2008. The highest amounts of trade receivables outstanding were for these three customers, and they amounted to 9%, 5% and 6%, respectively, of the Group's trade receivables at December 31, 2008. The trend has been toward further consolidation among our distributors, especially in the US. As a result, our distributors are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past. The increased purchasing power of these customers also increases the risk that we may not be able to effectively enforce the high standards that we expect of our distributors and customers. Each of these factors could have a material adverse effect on our business, financial condition and results of operations.

An inability to attract and retain qualified personnel could adversely affect our business.

        We highly depend upon skilled personnel in key parts of our organization, and we invest heavily in recruiting and training qualified individuals. The loss of the service of key members of our organization—particularly senior members of our scientific and management teams—may delay or prevent the achievement of major business objectives. In addition, the success of our research and development activities is particularly dependent on our ability to attract and retain sufficient numbers of high-quality researchers and development specialists.

        Future economic growth will demand more talented associates and leaders, yet the market for future talent will become increasingly competitive. Shifting demographic trends will result in fewer students, fewer graduates and fewer people entering the workforce in the Western world in the next 10 years. The supply of talent for key functional and leadership positions is decreasing, and a talent gap is clearly visible for some professions and geographies—engineers in Germany, for example. Recruitment is increasingly regional or global in specialized fields such as clinical development, biosciences, chemistry and information technology.

        Emerging markets are expected to be a driving force in global growth, but in countries like Russia and China there is a limited pool of executives with the international experience—and the language and other skills—needed to work successfully in a global organization like Novartis. Moreover, younger generations around the world have changing expectations toward careers, engagement and the integration of work in their overall lifestyles. Geographic mobility is expected to decrease and talent in emerging countries anticipate ample career opportunities closer to home than in the past.

        We face intense competition for an increasingly limited pool of qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. As a result, we may be unable to attract and retain qualified individuals in sufficient numbers, which would have an adverse effect on our business, financial condition and results of operations.

Environmental liabilities may adversely impact our results of operations.

        The environmental laws of various jurisdictions impose actual and potential obligations on us to remediate contaminated sites. While we have set aside substantial provisions for worldwide environmental liabilities, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in the Group consolidated financial statements. If we are required to further increase our provisions for environmental liabilities in the future, or if we fail to properly manage environmental risks, this could have a material adverse effect on our business, financial condition and results of operations. For more detail regarding environmental matters, see "Item 4.D Property, Plants and Equipment—Environmental Matters" and "Item 18. Financial Statements—note 19."

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        A significant portion of our earnings and expenditures are in currencies other than US dollars, our reporting currency. In 2008, 34% of our net sales from continuing operations were made in US dollars, 32% in euros, 7% in Japanese yen, 2% in Swiss francs and 25% in other currencies. During the same period, 31% of our expenses from continuing operations arose in US dollars, 28% in euros, 16% in Swiss francs, 5% in Japanese yen and 20% in other currencies. Changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our sales, costs and earnings. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5.A Operating Results—Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Non-Product—Related Market Risk."

We may be held responsible for potential misconduct of third-party agents, particularly in developing countries.

        We have operations in approximately 140 countries around the world and are significantly expanding our activities in emerging growth markets. In many countries, particularly in less developed markets, we rely heavily on third-party distributors and other agents for the marketing and distribution of our products. Many of these third parties are small and do not have internal compliance resources comparable to those within our organization. Some of these countries are plagued by corruption. If our efforts to screen our third-party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a negative effect on our reputation and our business.

Significant disruptions of information technology systems could adversely affect our business.

        Our business is increasingly dependent on increasingly complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. Any significant breakdown or interruption of these systems, whether due to computer viruses or other causes, may result in the loss of key information and/or impairment of production and business processes, which could materially and adversely affect our business.

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

        Our American Depositary Shares (ADSs) trade on the New York Stock Exchange in US dollars. Since the shares underlying the ADSs are listed in Switzerland on the SIX Swiss Exchange (SIX) and trade on the European trading platform SWX Europe (SWX), formerly virt-x, in Swiss francs, the value of the ADSs may be affected by fluctuations in the US dollar/Swiss franc exchange rate. In addition, since any dividends that we may declare will be denominated in Swiss francs, exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of ADSs. If the value of the Swiss franc decreases against the US dollar, the price at which our ADSs trade may—and the value of the US dollar equivalent of any dividend will—decrease accordingly.

Holders of ADSs may not be able to exercise preemptive rights attached to shares underlying ADSs.

        Under Swiss law, shareholders have preemptive rights to subscribe for cash for issuances of new shares on a pro rata basis. Shareholders may waive their preemptive rights in respect of any offering at a general meeting of shareholders. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the SIX. US holders of ADSs may not be able to exercise the preemptive rights attached to the shares underlying their ADSs unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights and the related shares, or an exemption from this registration requirement is available. In deciding whether to file such a registration statement, we would evaluate the related costs and potential liabilities, as well as the benefits of enabling the exercise by ADS holders of the preemptive rights associated with the shares underlying their ADSs. We cannot guarantee that a registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights could not be exercised by an ADS holder, JPMorgan Chase Bank, N.A., as depositary, would, if possible, sell the holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that the rights could not be sold, the depositary might allow such rights to lapse. In either case, the interest of ADS holders in Novartis would be diluted and, if the depositary allows rights to lapse, holders of ADSs would not realize any value from the granting of preemptive rights.

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

Important Corporate Developments 2006-2008

        The following table provides an overview of certain important developments between 2006 and 2008:

2008

April	Novartis strengthens its healthcare portfolio through an agreement with Nestlé S.A. under which Novartis obtained the right to acquire majority ownership in Alcon Inc., the world leader in eye care, including pharmaceutical, surgical and consumer products, in two steps. In the first step, completed in July 2008, Novartis acquired a 25% stake in Alcon from Nestlé for $10.4 billion. The optional second step provides Novartis the right to buy, and Nestlé the right to sell, the remaining 52% stake in Alcon held by Nestlé between January 2010 and July 2011 for up to approximately $28 billion.
June
Novartis gains rights to PTZ601, a promising hospital antibiotic in clinical development, through the full acquisition of Protez Pharmaceuticals for $102 million in total and potential future payments of an additional $300 million.
Two Swiss franc bonds are successfully issued totaling CHF 1.5 billion.
July
Novartis acquires majority ownership in Speedel, a Swiss-based pharmaceuticals company, and commits to acquire all remaining shares in a mandatory public tender offer (completed in September 2008), with total costs estimated at approximately $888 million.
Novartis enters into a strategic partnership with Lonza, a Swiss pharmaceuticals manufacturing company, to accelerate growth of its biologic pharmaceuticals pipeline.
October	Novartis enters into an agreement to acquire the pulmonary business unit of Nektar Therapeutics for $115 million. The transaction closed in December.
2007
April
Novartis announces a definitive agreement to divest Gerber to Nestlé for $5.5 billion, the final step in a divestment program to focus the Group's strategy on healthcare, with pharmaceuticals at the core.
July
Novartis completes the sale of its Medical Nutrition Business Unit to Nestlé for $2.5 billion, which had been announced in December 2006.
Novartis enhances vaccines pipeline by gaining access to Intercell's key technologies and vaccines programs through an expanded strategic alliance.
Novartis completes its fourth share repurchase program, initiated in August 2004. A total of 47,575,000 Novartis shares were repurchased for CHF 3 billion.
September
Novartis completes the sale of its Gerber Business Unit to Nestlé for $5.5 billion.
Novartis and Bayer Schering Pharma AG (Bayer Schering) receive regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron®. Novartis received a one-time payment of approximately $200 million, principally for manufacturing facilities transferred to Bayer Schering, and received rights to market its own version of Betaseron® starting in 2009.

October	Novartis Biologics is established as a focused unit to accelerate and optimize research and development of innovative biologic medicines, which make up 25% of the Novartis pre-clinical product pipeline.
November	Novartis completes its fifth share repurchase program, initiated in July 2007. A total of 63,173,000 Novartis shares were repurchased for CHF 4 billion.
December
Novartis announces a new strategic initiative called "Forward" to enhance productivity by simplifying organizational structures, accelerating and decentralizing decision-making and redesigning the way we operate. Through this initiative, we aim to reduce our cost base by approximately $1.6 billion by 2010 compared to 2007 levels. The initiative resulted in a restructuring charge of $444 million.
2006
February	Novartis completes the sale of its Nutrition & Santé business to ABN AMRO Capital France for $211 million. The transaction was announced in November 2005.
April
Novartis completes the acquisition of all remaining shares of Chiron Corporation that it did not already own for approximately $5.7 billion. A new division called Vaccines and Diagnostics is created to incorporate activities in human vaccines and molecular diagnostics, while the pharmaceutical activities of Chiron are integrated into the Pharmaceuticals Division.
September	Novartis acquires 100% of NeuTec Pharma plc, a UK biopharmaceuticals company specializing in hospital anti-infectives, for $606 million.
October	Novartis agrees to acquire the Japanese animal health business of Sankyo Lifetech Co., Ltd. The transaction closed in March 2007.
November	Novartis announces plans for a new strategic biomedical research and development center in Shanghai. This site will become an integral part of the Group's global research and development network.

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

4.B  Business Overview

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide with a broad portfolio that includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products. Novartis is the only company to achieve leadership positions in all of these areas. The Group's businesses are divided on a worldwide basis into the following four operating divisions:

  •
  Pharmaceuticals (brand-name patented pharmaceuticals)

  •
  Vaccines and Diagnostics (human vaccines and blood-testing diagnostics)

  •
  Sandoz (generic pharmaceuticals)

  •
  Consumer Health (over-the-counter medicines, animal health medicines, and contact lenses and lens-care products)

        Our strategy is to strengthen this healthcare portfolio through sustained investments in innovation, as well as through targeted acquisitions. In April 2008, we announced a significant agreement with Nestlé S.A. providing the right to acquire 77% majority ownership of Alcon Inc. (NYSE: ACL) in two steps and add this world leader in eye care to our portfolio. The potential value of these transactions is approximately $39 billion. In July 2008, the first step was completed when Novartis acquired a 25% stake in Alcon for $10.4 billion in cash. In the optional second step, we have the right to acquire Nestlé's remaining 52% majority stake between January 2010 and July 2011 for a fixed price of $181 per share, or approximately $28 billion. During this period, Nestlé has the right to require us to buy its remaining stake at a 20.5% premium to Alcon's share price at that time, but not exceeding $181 per share. We have no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

        Novartis completed the divestment of its remaining non-healthcare businesses in 2007 with the sale of the Medical Nutrition (effective July 1) and Gerber (effective September 1) Business Units, which were previously included in the Consumer Health Division. These businesses were sold in separate transactions to Nestlé S.A.

        Novartis achieved net sales of $41.5 billion in 2008 from continuing healthcare operations, while net income amounted to $8.2 billion. We invested approximately $7.2 billion in research & development in 2008.

        Headquartered in Basel, Switzerland, we employed approximately 96,700 full-time equivalent associates as of December 31, 2008, and have operations in approximately 140 countries around the world.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Immunology and Infectious Diseases; and Other. The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products, as well as the Novartis Oncology business unit, responsible for the global development and marketing of oncology products. The Pharmaceuticals Division is the largest contributor of our divisions, accounting in 2008 for $26.3 billion, or 64%, of Group net sales from continuing operations, and for $7.6 billion, or 77%, of Group operating income from continuing operations (excluding Corporate income and expense, net).

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division researches, develops, manufactures, distributes, and sells preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer according to analyses of competitor annual reports. Key products include influenza, meningococcal, pediatric and travel vaccines. Chiron is a blood testing and molecular diagnostics activity dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools that protect the world's blood supply. In 2008, the Vaccines and Diagnostics Division accounted for $1.8 billion, or 4%, of Group net sales from continuing operations, and provided $78 million, or 1%, of the Group's operating income from continuing operations (excluding Corporate income and expense, net).

 Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, manufactures, distributes, and sells drugs along with pharmaceutical and biotechnological active substances. Through Sandoz, Novartis is the only major pharmaceutical company to have leadership positions in both patented prescription drugs and generic pharmaceuticals. The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms of pharmaceuticals no longer protected by patents, as well as supplying active ingredients to third parties. In Anti-Infectives, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, we develop and manufacture protein- or biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and provide biotech manufacturing to other companies on a contract basis. Sandoz offers some 950 compounds in more than 5,000 forms in 130 countries. Sandoz is the Group's second-largest division in terms of its contribution to the Group's net sales and operating income from continuing operations. In 2008, Sandoz accounted for $7.6 billion, or 18%, of Group net sales from continuing operations, and for $1.1 billion, or 11%, of Group operating income from continuing operations (excluding Corporate income and expense, net).

Consumer Health Division

        Our Consumer Health Division consists of three business units: over-the-counter medicines (OTC), Animal Health and CIBA Vision. Each has its own research, development, manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers over-the-counter self medications. Animal Health provides veterinary products for farm and companion animals. CIBA Vision markets contact lenses and lens care products. The Medical Nutrition and Gerber Business Units, which were previously included in the Consumer Health Division, were divested during 2007. The results of these business units have been reclassified and disclosed in this Form 20-F as discontinued operations in all applicable periods. The Medical Nutrition Business Unit offered health and medical nutrition products and Gerber offered food and other products and services designed to serve the needs of babies and infants. In 2008, the Consumer Health Division (excluding discontinued operations) accounted for $5.8 billion, or 14%, of Group net sales from continuing operations, and for $1 billion, or 11%, of Group operating income from continuing operations (excluding Corporate income and expense, net).

PHARMACEUTICALS

Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians.

        The Pharmaceuticals Division researches, develops, manufactures, distributes and sells branded pharmaceuticals in the following therapeutic areas:

  •
  Cardiovascular and Metabolism

  •
  Oncology (including Hematology)

  •
  Neuroscience and Ophthalmics

  •
  Respiratory

  •
  Immunology and Infectious Diseases

  •
  Other

        The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a business unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment in our consolidated financial statements since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments with the remainder of the Pharmaceuticals Division. The Pharmaceuticals Division is the largest contributor among the four divisions of Novartis and reported consolidated net sales of $26.3 billion in 2008, which represented 64% of the Group's net sales from continuing operations.

        The division is made up of approximately 80 affiliated companies which together employed 53,632 associates as of December 31, 2008, and sell products in approximately 140 countries. The product portfolio of the Pharmaceuticals Division includes more than 50 key marketed products, many of which are leaders in their respective therapeutic areas. In addition, the division's portfolio of development projects includes 152 potential new products, new indications or new formulations for existing products in various stages of clinical development.

Pharmaceuticals Division Products

        The following table and summaries describe certain key marketed products and recently launched products in our Pharmaceuticals Division. We normally intend to sell all of our marketed products throughout the world. However, not all products and indications are currently available in every country. Compounds and new indications in development are, unless otherwise indicated, subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. For some compounds, the development process is ahead in the US; for others, development in one or more other countries or regions is ahead of that in the US. Due to the uncertainties associated with the development process, and due to regulatory restrictions in some countries, it may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions. See "—Regulation" for further information on the approval process. Certain of the products listed below have lost patent protection and are subject to generic competition. Others are subject to patent challenges by potential generic competitors. See below and "—Intellectual Property" for further information on the patent status of our Pharmaceuticals Division's products.

Key Marketed Products

Therapeutic area	Compound	Generic name	Indication	Formulation
Cardiovascular and Metabolism	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Capsule Tablet

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Eucreas	vildagliptin and metformin	Type 2 diabetes	Tablet

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Galvus	vildagliptin	Type 2 diabetes	Tablet

Lescol/ Lescol XL	fluvastatin sodium	Hypercholesterolemia (heterozygous familial and nonfamilial) and mixed dyslipidemia
Secondary prevention of coronary events slowing the progression of atherosclerosis
			Heterozygous familial hypercholesterolemia in children and adolescents aged 9 years and older	Capsule Tablet

	Lotensin/ Cibacen	benazepril hydrochloride	Hypertension	Tablet

	Lotensin HCT/ Cibadrex	benazepril hydrochloride and hydrochlorothiazide	Hypertension Adjunct therapy in heart failure Progressive chronic renal insufficiency	Tablet

	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension	Capsule

	Starlix	nateglinide	Type 2 diabetes	Tablet

	Tekturna/Rasilez	aliskiren	Hypertension	Tablet

	Tekturna HCT	aliskiren and hydrochlorothiazide	Hypertension	Tablet

Therapeutic area	Compound	Generic name	Indication	Formulation
Oncology	Exjade	deferasirox	Chronic iron overload due to blood transfusions	Dispersible tablet for oral suspension

Femara	letrozole tablets/letrozole	Advanced breast cancer in post-menopausal women (both as first- and second-line therapies)
Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)
			Early breast cancer in postmenopausal women following surgery (upfront adjuvant therapy)	Tablet

Gleevec/ Glivec	imatinib mesylate/imatinib	Certain forms of chronic myeloid leukemia
Certain forms of gastrointestinal stromal tumor
Certain forms of acute lymphoblastic leukemia
Dermatofibrosarcoma protuberans
Hypereosinophilic syndrome
Aggressive systemic mastocytosis
			Myelodysplastic/myeloproliferative diseases	Tablet

	Proleukin	aldesleukin	Metastatic renal cell carcinoma Metastatic melanoma	Lyophilized powder for IV infusion upon reconstitution and dilution

	Sandostatin LAR & Sandostatin SC	octreotide acetate for injectable suspension & octreotide acetate	Acromegaly Symptoms associated with certain gastroenteropancreatic neuroendocrine tumors (carcinoid and VIPomas)	Vial Ampoule/pre-filled syringe

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients resistant or intolerant to prior treatment including Gleevec/Glivec	Capsule

	Zometa	zoledronic acid for injection/zoledronic acid 4 mg	Prevention of skeletal-related events in patients with bone metastases from solid tumors Hypercalcemia of malignancy	Intravenous infusion

Therapeutic area	Compound	Generic name	Indication	Formulation
Neuroscience and Ophthalmics	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and schizoaffective disorder	Tablet

	Comtan	entacapone	Parkinson's disease	Tablet

	Exelon & Exelon Patch	rivastigmine tartrate & rivastigmine transdermal system	Alzheimer's disease Dementia associated with Parkinson's disease	Capsule Oral solution Transdermal patch

	Focalin & Focalin XR	dexmethylphenidate HCl & dexmethylphenidate modified release	Attention deficit hyperactivity disorder	Tablet Capsule

	Ritalin & Ritalin LA	methylphenidate HCl & methylphenidate HCl modified release	Attention deficit hyperactivity disorder and narcolepsy Attention deficit hyperactivity disorder	Tablet Capsule

	Lucentis	ranibizumab	Wet age-related macular degeneration	Intravitreal injection

	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease	Tablet

	Tegretol	carbamazepine	Epilepsy Pain associated with trigeminal neuralgia Acute mania and bipolar affective disorders	Tablet Chewable tablet Oral suspension Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

	Visudyne	verteporfin	Wet age-related macular degeneration Pathological myopia Ocular histoplasmosis	Vial, intravenous infusion activated by non-thermal laser light

	Zaditor/ Zaditen	ketotifen	Allergic conjunctivitis	Eye drops

Respiratory	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol

	Tobi	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Inhalation solution

	Xolair	omalizumab	Allergic asthma	Lyophilized powder for reconstitution as subcutaneous injection

Therapeutic area	Compound	Generic name	Indication	Formulation
Immunology and Infectious Diseases	Certican	everolimus	Prevention of organ rejection (heart and kidney)	Tablet Dispersible tablet for oral suspension

	Coartem/ Riamet	artemether and lumefantrine	Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet

	Cubicin	daptomycin	Complicated skin and soft tissue infections (cSSTI) Right-sided endocarditis (RIE) due to Staphylococcus aureus Staphylococcus aureus bacteremia when associated with RIE or cSSTI	Powder for intravenous infusion

	Lamisil	terbinafine	Fungal infections of the skin and nails	Tablet Cream DermGel Solution Spray

	Myfortic	mycophenolic acid/mycophenolate sodium, USP	Prevention of graft rejection following kidney transplantation	Tablet

Neoral	cyclosporine, USP Modified	Prevention of rejection following organ and bone marrow transplantation
			Non-transplantation autoimmune conditions such as severe psoriasis, nephrotic syndrome, severe rheumatoid arthritis, atopic dermatitis or endogenous uveitis	Capsule Oral solution

Reclast/ Aclasta	zoledronic acid/zoledronic acid 5 mg	Treatment of osteoporosis in postmenopausal women and to reduce risk of new clinical fractures after a recent low trauma hip fractures
Treatment of osteoporosis in men
Treatment of Paget's disease of the bone
			Reduction in Clinical fracture after recent low trauma hip fracture	Intravenous infusion

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet

Therapeutic area	Compound	Generic name	Indication	Formulation
	Voltaren/Cataflam	diclofenac sodium/potassium	Inflammatory forms of rheumatism Pain management	Tablet Capsule Drop Ampoule Suppository Gel Powder in sachet Transdermal patch

Other	Combipatch/ Estalis/Estalis Sequi	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women Prevention of osteoporosis in postmenopausal women	Transdermal patch

	Elidel	pimecrolimus cream	Atopic dermatitis (eczema)	Cream

	Estraderm TTS/ Estraderm MX	estradiol hemihydrate	Treatment of signs and symptoms of estrogen deficiency due to the menopause Prevention of accelerated postmenopausal bone loss	Transdermal patch

	Estragest TTS Sequidot	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women Prevention of postmenopausal osteoporosis	Transdermal patch

	Enablex/Emselex	darifenacin	Overactive bladder	Tablet

Famvir	famciclovir	Acute herpes zoster including ophthalmic herpes zoster and decreased duration of post herpetic neuralgia
Acute treatment of 1st episode and recurrent genital herpes infections, and for the suppression of recurrent genital herpes
Treatment of recurrent herpes labialis (cold sores)
			Indicated in immunocompromised patients with herpes zoster or herpes simplex infections	Tablet

	Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis Bone pain associated with osteolysis and/or osteopenia Paget's disease Neurodystrophic disorders (synonymous with algodystrophy or Sudeck's disease) Hypercalcemia	Nasal spray Ampoule & multi-dose Vial for injection or infusion

Therapeutic area	Compound	Generic name	Indication	Formulation
	Prexige	lumiracoxib	Osteoarthritis Acute pain Acute gout Primary dysmenorrhea	Tablet

	Vivelle Dot/ Estradot	estradiol hemihydrate	Estrogen replacement therapy for the treatment of the symptoms of menopause Prevention of postmenopausal osteoporosis	Transdermal patch

	Zelnorm/ Zelmac	tegaserod maleate/tegaserod	Irritable bowel syndrome with constipation Chronic idiopathic constipation	Tablet

•
Diovan (valsartan), together with Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide), is the world's No. 1 selling branded high blood pressure medicine (IMS data). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6-16 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 100 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. In July 2008, the FDA approved Diovan HCT for the first-line treatment of hypertension in patients unlikely to achieve blood pressure control on a single agent. In November 2007, the FDA also granted Diovan an additional six months of marketing exclusivity beyond the valsartan patent expiration, until September 2012, following the completion of pediatric studies. Diovan and Starlix (nateglinide), an oral type 2 diabetes medication, are being evaluated for the prevention of new-onset type 2 diabetes and cardiovascular disease in patients with impaired glucose tolerance.

•
Gleevec/Glivec (imatinib mesylate tablets/imatinib) is a signal transduction inhibitor approved to treat certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST). First launched in 2001, Gleevec/Glivec is available in more than 80 countries. Gleevec/Glivec is indicated for the treatment of newly diagnosed adult and pediatric patients with a form of CML. Gleevec/Glivec is approved in the US, EU and Japan to treat Philadelphia chromosome positive (Ph+) acute lymphoblastic leukemia (ALL), a rapidly progressive form of leukemia; dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome and myelodysplastic/myeloproliferative diseases; and other rare blood disorders. In the US, Gleevec/Glivec is also approved for aggressive systemic mastocytosis. Gleevec/Glivec was submitted in the US, EU and Switzerland for adjuvant treatment in GIST. In December 2008, Gleevec/Glivec received approval in the US for this indication, and the dossier is currently under review in the EU and Switzerland, with approvals anticipated in the second quarter of 2009. The Gleevec/Glivec International Patient Assistance Program is now available in 80 countries and is currently providing access to Gleevec/Glivec for free to more than 20,000 patients worldwide through this innovative program.

•
Zometa (zoledronic acid for injection/zoledronic acid 4 mg) is a treatment for certain cancers that have spread to the bones. First approved in the US in 2001, Zometa is available in more than 80 countries. Zometa is approved for the treatment of patients with multiple myeloma and patients with documented bone metastasis from solid tumors, including prostate, breast and lung tumors. Zometa is also approved in most key markets for the treatment of hypercalcemia of malignancy (tumor-induced excessive levels of calcium). In December 2007, the FDA granted Zometa an additional six months of marketing exclusivity, until 2013, following the completion of a pediatric study in osteogenesis imperfecta. New clinical trial results (ABCSG-12 trial) showed that when Zometa is used as an adjuvant breast cancer treatment in premenopausal women, the drug reduced the risk of breast cancer returning. These results were resented at the 2008 American Society of Clinical Oncology meeting, and are being evaluated as part of a potential worldwide filing for a new indication for Zometa.

•
Femara (letrozole tablets/letrozole) is a once-daily oral aromatase inhibitor for the treatment of early stage or advanced breast cancer in postmenopausal women. Femara was first launched in 1996 and is currently available in more than 90 countries. Femara is approved in the US, EU and other countries as adjuvant therapy for postmenopausal women with hormone receptor-positive early breast cancer. Femara is also approved in the US, EU and other countries as extended adjuvant therapy for early breast cancer in postmenopausal women who are within three months of completing five years of adjuvant tamoxifen therapy. Femara is also approved in the US, EU and other countries as first-line treatment for postmenopausal women with hormone receptor-positive locally advanced or metastatic breast cancer, and as treatment for advanced breast cancer in postmenopausal women with disease progression following anti-estrogen therapy. In some countries, Femara is approved as neo-adjuvant (pre-operative) therapy for early stage breast cancer. In Japan, Femara is approved for the treatment of all hormone receptor-positive breast cancer in postmenopausal women. In 2008, Femara lost patent protection in several European markets, including Spain, which is expected to negatively impact growth. See "—Intellectual Property" for further information.

•
Sandostatin SC/Sandostatin LAR (octreotide acetate/octreotide acetate for injectable suspension) is indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of pituitary growth hormone in adults. Sandostatin is also indicated for the treatment of certain symptoms associated with carcinoid tumors and other types of gastrointestinal neuroendocrine and pancreatic tumors. New clinical trial results presented in January 2009 at the Gastrointestinal Cancer Symposium of the American Society of Clinical Oncology showed Sandostatin LAR demonstrated antitumor benefit in patients with metastatic neuroendocrine tumors of the midgut. Sandostatin was first launched in 1988 and is approved in more than 85 countries. Sandostatin SC faces worldwide generic competition. However, patent protection continues in major markets for Sandostatin LAR. A new long-acting and monthly-administered competitor product, indicated for acromegaly, was launched in the US in late 2007. This competitor product may slow future growth of Sandostatin LAR in the US.

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

•
Exelon (rivastigmine tartrate) capsules have been available since 1997 to treat mild to moderate Alzheimer's disease (AD) in more than 70 countries. In 2006 Exelon became the only cholinesterase inhibitor to be approved for mild to moderate Parkinson's disease dementia in addition to AD in both the US and EU. Exelon Patch (rivastigmine transdermal system) was approved in 2007 in the US and EU and is launched in over 40 countries. The once-daily Exelon Patch has shown comparable efficacy to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo.

•
Voltaren/Cataflam (diclofenac sodium/potassium) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first launched in 1973 and is available in nearly every country of the world. This product, which has been experiencing generic competition for many years (see "—Intellectual Property" for further information), has a wide variety of dosage forms marketed by the Pharmaceuticals Division, including tablets, drops, suppositories, ampoules and topical therapy. In addition, in various countries, our Consumer Health Division's OTC Business Unit markets low-dose oral forms and the topical therapy of Voltaren as over-the-counter (OTC) products.

•
Lescol/Lescol XL (fluvastatin sodium) are lipid-lowering drugs used to reduce cholesterol. Lescol/Lescol XL are indicated as an adjunct to diet for the treatment of hypercholesterolemia and mixed dyslipidemia, and as an adjunct to diet to reduce cholesterol in adolescent boys and girls with heterozygous familial hypercholestrolemnia. In addition, for patients with coronary artery diseases, Lescol/Lescol XL are indicated for secondary prevention to reduce the risk of undergoing coronary revascularization procedures and to slow the progression of coronary atherosclerosis in patients with coronary heart disease. Lescol was first launched in 1994 and Lescol XL in 2000. Both are available in more than 90 countries.

•
Stalevo (carbidopa, levodopa and entacapone) is indicated for certain Parkinson's disease patients who experience end-of-dose motor (or movement) fluctuations, known as "wearing off". Stalevo was approved in the US in June 2003 and in the EU in October 2003, and is now approved in 79 countries. Stalevo is developed and manufactured by Orion Corporation, and is marketed by Novartis and Orion in their respective territories. Novartis has applied in the US and EU for approval to extend the indication for Stalevo to patients with early-stage Parkinson's disease. Comtan (entacapone) is also indicated for the treatment of Parkinson's disease patients who experience end-of-dose wearing off. Comtan is marketed in 31 countries under a licensing agreement with Orion.

•
Ritalin, Ritalin LA, Focalin, Focalin XR (methylphenidate HCl, methylphenidate HCl extended release, dexmethylphenidate HCl and dexmethylphenidate HCl extended release) are indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in children and adults. Ritalin is also indicated for pediatric and adult narcolepsy. Ritalin was first marketed during the 1950's and is available in over 50 countries. Ritalin LA (long lasting) is available in 20 countries. Focalin comprises the active d-isomer of methylphenidate and therefore requires half the dose of Ritalin. Focalin/Focalin XR (extended release) are only available in the US, although Focalin XR has also been filed in Switzerland. A generic version of immediate-release Focalin was launched by competitors in the US in 2007.

•
Lotrel (amlodipine besylate and benazepril hydrochloride) is a high blood pressure treatment which is a single-pill combination of the angiotensin-converting enzyme (ACE) inhibitor benazepril, used in Lotensin/Cibacen, and the calcium channel blocker (CCB) amlodipine. Launched in 1995 and only available in the US, Lotrel received generic competition in May 2007, as a result of a "launch at risk" of a generic product by Teva Pharmaceuticals, despite a valid US patent until 2017. Our Sandoz Division has also launched an authorized generic version of this high blood pressure medicine. A trial date has not been set for the ongoing lawsuit against Teva, which risks potentially significant damages if Novartis prevails. There is also the possibility of an at-risk launch by other generic manufacturers after February 2009. Final results from the recently completed ACCOMPLISH trial suggest that a renin angiotensin aldosterone system (RAAS) blocker and amlodipine (calcium channel blocker) as a single-pill combination therapy initiated in high-risk hypertensive patients significantly reduces the risk of morbidity and mortality compared with a single-pill combination of ACE and diuretic.

•
Trileptal (oxcarbazepine) is an anti-epileptic drug for the treatment of partial seizures as adjunctive or monotherapy in both adults and children aged four years and above. In the US, Trileptal is approved for the treatment of epilepsy. Trileptal acts by stabilizing neuronal functions, thereby controlling and limiting the spread of seizures. It was first approved in Denmark in 1990, in the rest of the EU in 1999, and in the US in 2000. Today it is approved in 101 countries. Since 2007, Trileptal has been subject to generic competition, when generic versions of Trileptal were launched in the US and Europe. See "—Intellectual Property" for further information.

•
Xolair (omalizumab) is the first humanized monoclonal antibody approved for the treatment of moderate to severe allergic asthma in the US and for severe allergic asthma in the EU in adolescents (aged 12 and above) and adults. It is approved in 61 countries including the US in 2003 and the EU in 2005. In 2007, a boxed warning was added to the US label with updated information on the risk and management of anaphylaxis. Xolair is being jointly developed with Genentech,  Inc., and is co-promoted in the US by Novartis Pharmaceuticals Corporation and Genentech. We are developing Xolair to treat allergic asthma in children (ages 6 and older). In 2008 we also submitted a liquid formulation for European approval. In November 2008, we received a positive CHMP opinion for a liquid formulation of Xolair for European approval. In December 2008, Xolair was submitted for approval for use in children aged 6 to less than 12 years of age in the EU and US.

•
Famvir (famciclovir) is an antiviral agent for the treatment of acute herpes zoster (shingles), the treatment or suppression of recurrent genital herpes, and the treatment of recurrent herpes labialis (cold sores) in immunocompetent patients. In addition, Famvir is indicated for the treatment of recurrent mucocutaneous herpes simplex infections in HIV-infected patients. Famvir was first launched in 1994 and is registered in more than 70 countries. In the EU/EEA, Famvir is registered in 24 countries but marketed only in 17. There are also registered generics in ten EU countries. Famvir received generic competition in the US in September 2007. See "—Intellectual Property" for further information.

Recently Launched Products

•
Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factors. Lucentis is the first approved drug for wet age-related macular degeneration (AMD) that has been shown in Phase III studies to improve vision and vision-related quality of life. Lucentis was approved in the US in June 2006 and the EU in January 2007. It is now approved in more than 70 countries. Lucentis is developed in collaboration with Genentech, which holds the rights to market the product in the US. Lucentis is in Phase III development for the treatment of diabetic macular edema.

•
Exjade (deferasirox) is a breakthrough oral iron chelator that enables patients to be continuously protected from the life-threatening consequences of chronic iron overload. Exjade is the first once-daily oral iron chelator approved to remove excess iron caused by blood transfusions in patients who have a wide range of underlying anemias. Patients with congenital and acquired chronic anemias, such as thalassemia, sickle cell disease and myelodysplastic syndromes require transfusions as support for their anemia. Exjade was first approved in 2005 and is now approved in more than 90 countries including the US, EU and Japan. Exjade is being studied in non-transfusion dependent thalassemia and hereditary hemochromatosis.

•
Exforge (valsartan and amlodipine besylate) is a single-pill combination of the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine. In 2007, the US and EU approved Exforge for the treatment of high blood pressure. It is now approved in over 70 countries and available in over 40. In July 2008, the FDA approved Exforge for the first-line treatment of hypertension in patients likely to need multiple drugs to achieve their blood pressure goals. Also in 2008 Novartis submitted a single pill combination of Exforge and Hydrochlorothiazide (HCT) for FDA approval.

•
Reclast/Aclasta (zoledronic acid 5 mg) is the first and only once-yearly infusion for the treatment of women with postmenopausal osteoporosis. Reclast/Aclasta is approved in almost 80 countries including the US, EU and Canada, and is the only osteoporosis treatment approved to reduce the incidence of fractures at all key fracture sites (hip, spine and non-spine) in the treatment of postmenopausal osteoporosis. It is also approved in more than 80 countries for the treatment of Paget's disease of the bone. The Reclast/Aclasta label was expanded in the EU and US to include the incidence of clinical fractures after low trauma hip fracture findings. The EU has also approved Aclasta for the treatment of osteoporosis in men, and Reclast is approved in the US as a treatment to increase bone mass in men with osteoporosis. Reclast/Aclasta has been submitted in the US and the EU for glucocorticoid-induced osteoporosis in men and women. Results of a trial investigating both the prevention and the treatment of glucocorticoid-induced osteoporosis demonstrated that Reclast/Aclasta significantly increased bone mineral density in the lumbar spine at 12 months compared to a comparator in both populations. Reclast is also under review for the prevention of osteoporosis in postmenopausal women in the US.

•
Tekturna/Rasilez (aliskiren) is the first and only approved direct renin inhibitor. Approved in the US and EU in 2007 for treating high blood pressure, it is now available in more than 65 countries. The product is known as Tekturna in the US and Rasilez in the rest of the world. We are investigating various Tekturna/Rasilez single-pill combination products. The first single-pill combination, Tekturna/Rasilez with hydrochlorothiazide—called Tekturna HCT—was approved by the US in January 2008 and in the EU in January 2009, where it is known as Rasilez HCT. In addition, we initiated the ASPIRE HIGHER clinical development program, the largest ongoing cardio-renal outcomes program worldwide, involving more than 35,000 patients in 14 trials. Data from the ALOFT (heart failure) and AVOID (kidney disease) studies, which are part of the ASPIRE HIGHER program, have been added to European product information. We also have additional single-pill combinations under development. A combination of Tekturna/Rasilez with Diovan (valsartan) has been submitted for approval in the US, and is in Phase III development in Europe. Also in Phase III development are Tekturna/Rasilez with the calcium channel blocker amlodipine and a triple-combination therapy with Tekturna/Rasilez, amlodipine and a diuretic.

•
Tasigna (nilotinib) is a signal transduction inhibitor of the tyrosine kinase activity of Bcr-Abl, Kit and the PDGF-receptor. Since 2007, Tasigna has gained regulatory approval in many major countries including the US, the EU and Switzerland, to treat a form of chronic myeloid leukemia (CML) in chronic and/or accelerated phase patients resistant or intolerant to existing treatment including Gleevec/Glivec. Tasigna is now approved in more than 50 countries including Japan, where it was approved in January 2009. A Phase III registration trial is in progress in newly diagnosed chronic phase CML (CML-CP). Tasigna is also being studied as a potential treatment for gastrointestinal stromal tumor (GIST), and the recruitment in the Phase III trial has been completed in GIST patients who have failed both Gleevec/Glivec and sunitinib. If the results of this study are positive, then we expect to make regulatory submissions for this indication in the second quarter of 2009.

•
Galvus (vildagliptin) a new oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, have shown promising results during the rollout in Europe following approvals in early 2008. Eucreas was the first single-pill combination of a DPP-IV inhibitor to be launched in Europe. Galvus is approved in more than 50 countries and Eucreas is approved in more than 30 countries including the EU and Latin America. In the US Galvus received an "approvable letter" in February 2007 that included a request for additional clinical trial data. Some small clinical studies have started, however resubmission for US approval is not currently planned.

•
Extavia is an injectable therapy for multiple sclerosis (MS). It is a Novartis-branded version of interferon beta-1b, a product currently marketed by Bayer Healthcare Pharmaceuticals Inc. under the brand name Betaseron® in the US and by Bayer Schering Pharma under the brand name Betaferon® in the EU. Bayer Schering will supply the product to Novartis under a contract manufacturing arrangement. Extavia was approved in the EU in May 2008 and was launched in Germany and Denmark in January 2009. More European launches are planned in 2009. Extavia is filed for approval in the US. Extavia represents the first entry of Novartis into the treatment of MS.

Suspended or Withdrawn Products

•
Zelnorm/Zelmac (tegaserod maleate/tegaserod) is a partial serotonin-4 receptor agonist for the treatment of women between 18-54 years with irritable bowel syndrome with constipation, or chronic idiopathic constipation. It was first launched in 2001. Marketing and sales were suspended in the US in March 2007 based on a review of cardiovascular safety data. Subsequently, Zelnorm/Zelmac was withdrawn from the market, or had its sales suspended, in most of the countries where the product had been approved. However, it remains available in Brazil, Mexico, Ecuador, Honduras and the Dominican Republic. In 2008, we informed the FDA that there is no plan to resubmit a marketing application for Zelnorm in the US, and we closed a treatment Investigational New Drug program for the product. We have an emergency access program in the US and compassionate-use programs in Switzerland, Sweden, Denmark and Singapore to provide Zelnorm/Zelmac to specific patients.

•
Prexige (lumiracoxib) is an oral COX-2 inhibitor for osteoarthritis, acute pain, acute gout and primary dysmenorrhea. It was first approved in 2003 and had been approved in approximately 50 countries. Following a series of severe hepatic events reported in Australia and associated with the chronic use of 200 mg doses of Prexige or higher, health authorities, including Australia, the EU and Canada, took regulatory actions including withdrawal of licenses. In September 2007 the FDA sent Novartis a "not approvable" letter for the 100 mg once-daily dose in osteoarthritis. As of December 31, 2008, the only markets in which Prexige is still sold were Mexico, Dominican Republic, Ecuador and the Bahamas.

Compounds in Development

        The following table and summaries describe certain key compounds and new indications for existing products currently in "Confirmatory" development within our Pharmaceuticals Division. Confirmatory refers to compounds that have established a clinical "proof-of-concept" (PoC) and are in the process of confirming safety and efficacy in patients. PoC clinical trials are small clinical trials (typically 5-15 patients) which combine elements of traditional Phase I/II testing. These customized trials are designed to give early insights into issues such as safety, efficacy and toxicity. The Confirmatory phase has components of traditional Phases II/III and includes the pivotal trials leading up to submission of a dossier to health authorities for approval. See "—Research and Development" for further information. The traditional phases of development (I,II, and III) are defined as follows:

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

Therapeutic area	Project/ Compound	Generic name	Potential indication/ Disease area	Mechanism of action	Formulation/ Route of administration	Planned filing dates/ Current phase
Cardiovascular and Metabolism	Galvus	vildagliptin	Type 2 diabetes	Dipeptidyl-peptidase 4(DPP-4) inhibitor	Oral	US (registration) EU (approved)

	Galvus fixed-dose combination (Eucreas in EU)	vildagliptin & metformin	Type 2 diabetes	Dipeptidyl-peptidase 4(DPP-4) inhibitor & insulin sensitizer	Oral	US (registration) EU (approved)

	Tekturna/ Rasilez fixed-dose combinations	aliskiren and hydrochlorothiazide	Hypertension	Direct renin inhibitor and diuretic	Oral	US (approved) EU (approved)

		aliskiren and valsartan		Direct renin inhibitor and angiotensin II receptor antagonist		US (registration) EU (2009/III)

		aliskiren and amlodipine		Direct renin inhibitor and calcium channel blocker		2009/III

		aliskiren, amlodipine and hydrochlorothiazide		Direct renin inhibitor, calcium channel blocker and diuretic		2010/III

	Diovan and Starlix (free combination)	valsartan and nateglinide	Prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality (NAVIGATOR)	ARB and insulin secretagogue	Oral	2010/III

	Tekturna ALTITUDE	aliskiren	Renal and cardiovascular events in type 2 diabetes	Direct renin inhibitor	Tablet	≥ 2012/III

	LCI699	TBD	Heart failure	Aldosterone synthase inhibitor	Intravenous infusion	≥ 2012/II

	LCZ696	TBD	Heart failure	ARB/NEP inhibitor	Oral	≥ 2012/II

Therapeutic area	Project/ Compound	Generic name	Potential indication/ Disease area	Mechanism of action	Formulation/ Route of administration	Planned filing dates/ Current phase
Oncology	Afinitor (formerly RAD001)	everolimus	Advanced renal cell carcinoma	mTOR inhibitor	Tablet	US & EU (registration)

			Advanced secretory carcinoid tumors			2009/III

			Pancreatic Neuroendocrine tumors			2009/III

			Solid tumors			≥ 2012/II

	Tasigna	nilotinib	Gastrointestinal stromal tumor in patients having failed both Gleevec/Glivec and sunitinib	Signal transduction inhibitor	Capsule	2009/III

			Newly diagnosed chronic myeloid leukemia			2010/III

	EPO906	patupilone	Ovarian cancer	Microtubule stabilizer	Intravenous	2010/III

	SOM230	pasireotide	Cushing's disease	Somatostatin analogue	Subcutaneous injection	2010/III

			Refractory/ resistant carcinoid syndrome		Intramusculaar injection (monthly depot)	2010/II

			Acromegaly		Intramusculaar injection (monthly depot)	2011/III

	Zometa	zoledronic acid	Adjuvant breast cancer	Zoledronic acid	Intravenous	2010/III

	ASA404	TBD	Non-small cell lung cancer	Tumor vascular disrupting agent	Intravenous	2011/III

	PKC412	midostaurin	Acute myeloid leukemia	Multi-targeted kinase inhibitor (FLT-3 inhibition)	Oral	≥ 2012/III

			Aggressive systemic mastocytosis	Multi-targeted kinase inhibitor (c-kit inhibition)		2011/II

	LBH589	panobinostat	Cutaneous T-cell lymphoma	Deacetylase (DAC) inhibitor	Oral	2009/II

			Hodgkin's lymphoma		Oral	2010/II

			Hematological and solid tumors		Oral and Intravenous	≥ 2012/I

	Exjade	deferasorix	Non-transfusion dependent iron overload in beta-thalassemia	Binds and removes iron	Dispersible tablet	≥ 2012/II

			Hereditary hemochromatosis			≥ 2012/II

Therapeutic area	Project/ Compound	Generic name	Potential indication/ Disease area	Mechanism of action	Formulation/ Route of administration	Planned filing dates/ Current phase
Neuroscience and Ophthalmics	Extavia	interferon beta-1b	Multiple sclerosis	Interferon beta-1b immunomodulator	Injection	EU (approved) US (registration)

	AGO178	agomelatine	Major depressive disorder	MT1 and MT2 agonist and 5-HT2c antagonist	Oral	2009/III

	FTY720	fingolimod	Multiple sclerosis	Sphingosine-1-phosphate (S1P) receptor modulator	Oral	2009/III

	Lucentis	ranibizumab	Diabetic macular edema	Anti-VEGF monoclonal antibody fragment	Intravitreal injection	2010/III

	AFQ056	TBD	L-dopa induced dyskinesia in Parkinson's disease	mGluR5 antagonist	Oral	≥ 2012/II

	CAD106	TBD	Alzheimer's disease	Beta-amyloid-protein immunotherapy	Solution	≥ 2012/II

Respiratory	QAB149	indacaterol	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist	Inhalation	US & EU (registration)

	Xolair	omalizumab	Allergic asthma in patients aged 6 to less than 12 years	Anti-IgE monoclonal antibody	Lyophilized powder for reconstitution as subcutaneous injection	US & EU (registration)

			Allergic asthma		Liquid formulation for subcutaneous injection	EU (registration) US (2009/III)

	MFF258	formoterol and mometasone furoate	Asthma	Long-acting beta-2 agonist and corticosteroid	Inhalation	2009/III

			Chronic obstructive pulmonary disease			2009/III

	TBM100	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis patients	Aminoglycoside antibiotic	Inhalation	2009/III

	Gleevec/Glivec	imatinib mesylate/ imatinib	Pulmonary arterial hypertension	Signal transduction inhibitor	Oral	2011/II

	NVA237	glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting muscarinic antagonist	Inhalation	2011/II

	QVA149	indacaterol and glycopyrronium bromide	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and long-acting muscarinic antagonist	Inhalation	2011/II

	NIC002	TBD	Smoking cessation	Nicotine Qbeta therapeutic vaccine	Injection	≥ 2012/II

	QAX028	TBD	Chronic obstructive pulmonary disease	Long-acting muscarinic antagonist	Inhalation	≥ 2012/II

	QMF149	indacaterol and mometasone furoate	Chronic obstructive pulmonary disease	Long-acting beta-2 agonist and corticosteroid	Inhalation	≥ 2012/II

			Asthma			≥ 2012/II

Therapeutic area	Project/ Compound	Generic name	Potential indication/ Disease area	Mechanism of action	Formulation/ Route of administration	Planned filing dates/ Current phase
Immunology and Infectious Diseases	ACZ885	canakinumab	Cryopyrin-associated periodic syndrome (CAPS)	Anti IL-1b monoclonal antibody	Injection	US & EU (registration)

			Systemic onset juvenile idiopathic arthritis			2011/II

			Rheumatoid arthritis			≥ 2012/II

	Certican	everolimus	Prevention of organ rejection—heart and kidney	Growth-factor-induced cell proliferation inhibitor	Oral	US (registration)

			Prevention of organ rejection—liver			2010/III

	Reclast/ Aclasta	zoledronic acid 5 mg	Glucocorticoid-induced osteoporosis	Osteoclast mediated bone resorption inhibitor	Intravenous infusion	US & EU (registration)

			Post-menopausal osteoporosis prevention			US (registration)

	ABF656	albinterferon alfa-2b	Chronic hepatitis C	Interferon alpha-type activity	Injection	2009/III

	Elidel	pimecrolimus	Atopic dermatitis in infants	T-cell and mast cell inhibitor	Cream	2011/III

	SMC021	salmon calcitonin	Osteoarthritis	Regulator of calcium homeostasis	Oral	2011/III

			Osteoporosis	Inhibition of osteoclast activity		2011/III

	Mycograb	efungumab	Invasive candida	Antibody fragment vs. fungal HSP90	Intravenous infusion	≥ 2012/III

	SBR759	TBD	Hyperphosphatemia	Selective binding of phosphate (Fe(III) containing polymer)	Powder for oral suspension	2010/II

	PTZ601	TBD	Hospital bacterial infections	Carbapenem antibiotic	Intravenous infusion	2011/II

	AEB071	sotrastaurin	Prevention of organ rejection—kidney	Protein kinase C inhibitor	Oral	≥ 2012/II

	AIN457	TBD	Psoriasis	Anti IL-17 monoclonal antibody	Lyophilisate in ampule	≥ 2012/II

Key Compounds in Development (select compounds in Phases II, III and Registration)

  •
  ABF656 (albinterferon alfa-2b) is a novel long-acting fusion protein having interferon alpha-type activity in Phase III development since 2006 for the treatment of chronic hepatitis C in combination with ribavirin. ABF656 was licensed from, and is being co-developed with, Human Genome Sciences Inc. We have co-promotion rights in the US and exclusive promotion and marketing rights in the rest of the world. In recent Phase III clinical trial results, based on an ITT analysis of the treatment group assigned to receive 900-mcg albinterferon alfa-2b every two weeks, albinterferon alfa-2b met its primary efficacy endpoint of non-inferiority to peginterferon alfa-2a. Additional Phase III results are expected in March 2009.

  •
  ACZ885 is a human monoclonal antibody providing potent and selective blockade of interleukin-1b (IL-1b), a cytokine linked to inflammation, thus targeting IL-1b driven diseases. ACZ885 began Phase III development in 2007 for cryopyrin-associated periodic syndromes (CAPS), a group of rare disorders characterized by chronic recurrent urticaria, occasional arthritis, deafness, and other general signs of inflammation. A Phase I/II clinical study in CAPS patients showed immediate and long lasting clinical remission for patients treated with ACZ885. In December 2008, we filed ACZ885 for regulatory approval in this indication in the US, the EU and Switzerland. ACZ885 is also being developed for the treatment of systemic onset juvenile idiopathic arthritis and adult rheumatoid arthritis.

  •
  Afinitor (everolimus, formerly RAD001), a once-daily oral inhibitor of the mTOR pathway that has demonstrated broad clinical activity in multiple tumors, is in late stage development for the treatment of advanced renal cell carcinoma (RCC) and neuroendocrine tumors. Afinitor acts by directly inhibiting tumor cell growth and metabolism as well as the formation of new blood vessels (angiogenesis). Results from a Phase III study of Afinitor in metastatic RCC have been submitted to regulatory agencies in the US, EU and Switzerland. Additional submissions worldwide are planned. Additional Phase III studies are underway in patients with advanced secretory carcinoid tumors and pancreatic neuroendocrine tumors. Proof of concept with Afinitor as a single agent and in combination with other therapies has been demonstrated in the Phase I-II setting with tumor shrinkage or prolonged stable disease shown in lymphoma, breast and gastric cancers, hepatocellular carcinoma and in patients with tuberous sclerosis complex. Based on these data, Novartis plans to initiate new registration trials to evaluate the potential of Afinitor in these indications and in non-functional carcinoid tumors in combination with SOM230 in 2009. The active ingredient in Afinitor is everolimus, which is available in different dosage strengths under the trade name Certican for the prevention of organ rejection in heart and kidney transplant recipients. The trade name Afinitor is subject to regulatory approval.

  •
  AFQ056 is a metabotropic glutamate receptor 5 (mGluR5) antagonist with the potential to become the first approved treatment for Parkinson's disease levodopa-induced dyskinesia (PD-LID). No therapy has previously been approved for this disease, which is a complication after dopamine-replacement therapy in Parkinson's patients and which is characterized by a variety of hyperkinetic movements. AFQ056 recently showed positive results in a proof-of-concept trial in PD-LID and is proceeding in Phase II development.

  •
  AGO178 (agomelatine) is an MT1/MT2 receptor agonist and 5-HT2c antagonist for the treatment of major depressive disorder. AGO178 has a novel, synergistic mechanism of action which gives the potential for a more favorable adverse event profile compared with current therapies. Three Phase III trials are nearing completion in the US. Under license from Servier, we have the exclusive rights to develop and market the compound in the US and several other countries.

  •
  AIN457 is a monoclonal antibody neutralizing Interleukin-17A currently in Phase II development for the treatment of psoriasis and other immune mediated inflammatory diseases. Inhibition of IL-17A, a pro-inflammatory cytokine secreted by activated T-cells, represents a novel approach to treat a series of autoimmune and inflammatory diseases.

  •
  ASA404 is a unique Tumor Vascular Disrupting Agent (Tumor-VDA) that selectively causes disruption of established tumor vasculature, inhibition of tumor blood flow and extensive tumor necrosis. Phase II data in non-small cell lung cancer (NSCLC) show a significant survival benefit with ASA404 in combination with standard chemotherapy compared with chemotherapy alone. Phase III trials have now commenced enrollment with studies in first- and second-line NSCLC. Development of ASA404 for additional cancer indications is currently under evaluation. ASA404 was licensed from Antisoma plc, UK in April 2007.

  •
  Certican (everolimus) is a growth-factor-induced cell proliferation inhibitor. In the US, Certican is currently in registration for the prevention of organ rejection in heart and kidney. In 2008, Certican entered Phase III development for the prevention of organ rejection in liver.

  •
  EPO906 (patupilone) is a novel microtubule stabilizer that has shown broad anti-cancer activity pre-clinically, including anti-vascular and anti-metastatic activity. Clinical activity of EPO906 as a single agent has been demonstrated in multiple solid tumors, including where taxanes are not traditionally active (e.g., CRC, brain metastases). The global development program for EPO 906 is based on a Phase III study which is underway in platinum resistant/refractory ovarian cancer.

  •
  FTY720 (fingolimod), a sphingosine-1-phosphate receptor modulator, has the potential to become the first oral disease-modifying treatment for patients with relapsing multiple sclerosis, a disabling neurological condition estimated to affect approximately 2.5 million people worldwide. Phase II data evidence a profound reduction in relapses and inflammatory disease activity as seen by magnetic resonance imaging, an effect that has since been maintained for three years. The Phase III program started in 2006, and is currently ongoing. First Phase III results from the TRANSFORMS study for FTY720 showed superior relapse-related efficacy at one year compared to interferon beta-1a. FTY720 was generally well-tolerated and its safety profile was in line with previous clinical experience. Further analysis of the TRANSFORMS data and results from two other ongoing Phase III studies will help to provide a more comprehensive assessment of FTY720's risk/benefit profile. FTY720 was licensed from Mitsubishi Tanabe Pharma Corporation.

  •
  LBH589 (panobinostat) is a novel, highly potent, multi-targeted pan-deacetylase inhibitor. The availability of both an oral and an intravenous (IV) formulation offers flexibility in developing combination regimens with multiple anticancer agents. In an ongoing Phase II study, LBH589 has shown activity in advanced refractory Cutaneous T-cell Lymphoma, a rare type of lymphoma that mainly affects the skin. In the Phase 1 setting, LBH589 demonstrated preliminary efficacy in patients with a range of diseases, including acute myeloid leukemia, Hodgkin's lymphoma, multiple myeloma, myelodysplastic syndrome and prostate cancer. A broad clinical program is ongoing to evaluate LBH589 as a single agent or in a combination regimen in Hodgkin's lymphoma, hematological malignancies and solid tumors. LBH589 is well tolerated in patients with advanced cancer when administered three times per week (oral) or weekly (IV).

  •
  LCZ696 is a novel dual-acting molecule that blocks the angiotensin receptor and inhibits the neutral endopeptidase (NEP) enzyme. The compound is set to enter Phase III development in 2009 in the treatment of heart failure, an indication in which ACE inhibitors are the current standard of care. Phase II studies involving 1,300 patients demonstrated that LCZ696 provides superior blood pressure lowering as compared to valsartan. LCZ696 was well tolerated.

  •
  MFF258 (formoterol and mometasone furoate) is in Phase III development, since 2006, for the treatment of chronic obstructive pulmonary disease (COPD) and asthma. MFF258 combines the long-acting beta-2 agonist Foradil (formoterol fumarate) with mometasone in a metered dose inhaler device. We are co-developing this combination product with Schering-Plough.

  •
  Mycograb (efungumab) is an antibody fragment used in combination with antifungal agents for treatment of invasive candida infections. Mycograb was acquired as part of our acquisition of NeuTec Pharma in 2006. In 2007, the EU Committee for Medicinal Products for Human Use (CHMP) upheld its negative opinion from 2006 on the Mycograb submission by NeuTec, citing issues concerning the manufacturing process. We continue to work with European regulators to address these concerns.

  •
  PKC412 (midostaurin) is an oral, multi-targeted, kinase inhibitor that has shown activity in several neoplastic diseases, including acute myeloid leukemia (AML). PKC412 used in combination with standard chemotherapy (daunorubicin and high dose cytarabine) has improved clinical response rates of FLT3-mutated AML patients compared to chemotherapy alone (based on historical control). PKC412 as a single agent has also demonstrated clinical activity in mast cell leukemia patients and in patients with aggressive systemic mastocytosis (ASM). In 2008, a randomized Phase III study was initiated to evaluate the potential survival benefit in patients being treated with PKC412 in combination with chemotherapy compared to the use of chemotherapy alone in newly diagnosed patients with AML with FLT3 mutations. The trial is being conducted in collaboration with CALGB (Cancer and Leukemia Group B) and other cooperative groups. In addition, a phase II pivotal trial was initiated in 2008 to evaluate the activity of PKC412 as monotherapy in treating patients with ASM.

  •
  QAB149 (indacaterol) is a once-daily beta-2 agonist that offers sustained 24-hour bronchodilation with fast onset of action for the treatment of COPD. QAB149 is being developed in a single-dose dry-powder inhaler. Results from Phase III studies demonstrated a statistically significant improvement in lung function compared to placebo within five minutes of taking the first dose, and a favorable safety profile. QAB was submitted for regulatory approval in the US and EU in December 2008.

  •
  QMF149 is a once-daily fixed dose combination of the long-acting beta-2 agonist QAB149 and mometasone. It is being developed in Schering-Plough's 'Twisthaler' inhalation device for the treatment of asthma and COPD. QMF149 is jointly developed by Novartis and Schering-Plough, and is currently in Phase II development.

  •
  QVA149 is a once-daily fixed dose combination of the long-acting beta-2 agonist QAB149 and the long-acting muscarinic antagonist NVA237 (glycopyrronium bromide). QVA149 is in Phase II development (in a concept-1 dry-powder inhaler) for the treatment of COPD. The two bronchodilators were shown in free combination to provide greater bronchodilation and symptomatic control than either administered alone.

  •
  SOM230 (pasireotide) is a somatostatin analogue in development for Cushing's disease, acromegaly and carcinoid syndrome that is refractory/resistant to Sandostatin. Data from Phase II studies show significant hormone reductions in Cushing's disease and acromegaly patients, and achievement of partial or complete symptom control in patients with refractory/resistant carcinoid syndrome. Phase III studies are currently underway in Cushing's disease, acromegaly and carcinoid syndrome that is refractory/resistant to Sandostatin.

Terminated Projects

  •
  ACZ885 (canakinumab) for wet age-related macular degeneration

  •
  Aurograb for Staph. aureus infections

  •
  BCT194 for psoriasis

  •
  Lamisil (terbinafine) for onychomycosis

  •
  LBQ707 for solid tumors

  •
  LBY135 for solid tumors and hematological malignancies

  •
  Prexige (lumiracoxib) for osteoarthritis

  •
  TFP561 (tifacogin) for severe community acquired pneumonia

Principal Markets

        The Pharmaceuticals Division has a commercial presence in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 81%

of 2008 net sales. The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals	2008 Net sales to third parties
	($ millions)	(%)
United States	8,616	33
Americas (except the United States)	2,346	9
Europe	10,138	38
Japan	2,615	10
Rest of the World	2,616	10

Total	26,331	100

        Looking ahead we will selectively invest more in emerging growth markets such as China, Russia, South Korea and Turkey.

        Many of our Pharmaceuticals Division's products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.

Production

        The primary goal of our manufacturing and supply chain management program is to ensure the uninterrupted, timely and cost-effective supply of products that meet all product specifications. To achieve this objective, we manufacture our products at five bulk chemical and 15 pharmaceutical production facilities as well as three biotechnology sites. Bulk chemical production involves the manufacture of therapeutically active compounds, mainly by chemical synthesis or by a biological process such as fermentation. Pharmaceutical production involves the manufacture of "galenical" forms of pharmaceutical products such as tablets, capsules, liquids, ampoules, vials and creams. Major bulk chemical sites are located in Basel, Switzerland; Grimsby, UK; and Ringaskiddy, Ireland, and Changshu, China. Significant pharmaceutical production facilities are located in Stein, Switzerland; Wehr, Germany; Torre, Italy; Barbera, Spain; Suffern, New York; Sasayama, Japan and in various other locations in Europe, including France, the UK and Turkey. Our three biotechnology plants are in France, Switzerland and the US.

        During clinical trials, which can last several years, the manufacturing process for a particular product is rationalized and refined. By the time clinical trials are completed and products are launched, the manufacturing processes have been extensively tested and are considered stable. However, improvements to these manufacturing processes may continue throughout a product's life cycle.

        Raw materials for the manufacturing process are either produced in-house or purchased from a number of third party suppliers. Where possible, our policy is to maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. All raw materials we purchase must comply with our quality standards.

        While we have not experienced material supply interruptions in the past, there can be no assurance that supply will not be interrupted in the future as a result of unforeseen circumstances. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we or our third party suppliers fail to comply fully with such regulations then there could be a product recall or a government-enforced shutdown of production facilities, which in turn could lead to product shortages. We have implemented a global manufacturing strategy to maximize business continuity.

Marketing and Sales

        The Pharmaceuticals Division serves customers with approximately 5,750 field force representatives in the US (including supervisors), and an additional 15,300 in the rest of the world. These trained representatives, where permitted by law, present the therapeutic and economic benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations.

        Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers.

        In the US, certain products are advertised by way of television, newspaper and magazine advertising. Novartis also pursues co-promotion/co-marketing opportunities as well as licensing and distribution agreements with other companies when legally permitted as well as economically attractive.

        We are seeing worldwide the increasing influence of customer groups beyond prescribers, such as payers, pharmacists and patients. Novartis is responding by increasingly using innovative pricing arrangements to accelerate and broaden market access, and we are developing programs to innovate our commercial model and tailor our marketing efforts to the distinct needs of these different stakeholder groups. As part of that effort, we announced in 2008 an innovative new program called "Customer Centric Initiative" to implement a new regional US business model that will better address customer needs and differences in local market dynamics. As part of this program, we have created five new regional units that have cross-functional responsibility for our full primary care product portfolio, replacing our nationally managed sales forces. This new model is designed to be more effective at driving sales growth by better meeting the diverse needs of multiple customers as well as a more efficient deployment of resources. We plan to reduce the size of our US sales force organization by about 550 full-time equivalent positions in a socially responsible manner, with more than half of the reductions planned from not filling already vacant positions.

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

 Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2008, we invested approximately $5.7 billion in Pharmaceuticals Division research and development, which represented 21.7% of the division's total net sales. Our Pharmaceuticals Division invested $5.1 billion and $4.3 billion on research and development in 2007 and 2006 respectively. There are currently 152 projects in clinical development.

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

Research program

        Our Research program is responsible for the discovery of new drugs. In 2003, we established the Novartis Institutes for BioMedical Research (NIBR). NIBR is headquartered in Cambridge, Massachusetts with more than 90,000 square meters of space housing more than 1,400 scientists and associates. Disease-area research groups in Cambridge include cardiovascular and metabolism disease, infectious disease, oncology, muscle disorders and ophthalmology. The Cambridge-based discovery research platforms include Developmental and Molecular Pathways, NIBR Biologics Center and Global Discovery Chemistry. An additional 2,300 scientists and technology experts conduct research in Switzerland, UK, Japan, Austria, China and two other US sites. Research is conducted in the areas of neuroscience, autoimmune disease, oncology, cardiovascular disease, dermatology, gastrointestinal disease and respiratory disease at these sites. In addition, research platforms such as the Center for Proteomic Chemistry are headquartered in the NIBR site in Basel, Switzerland. There were two changes to NIBR in 2008: first, the Biologics Center was transferred to the Novartis Pharmaceutical Division's Development organization; second, the Development organization transferred its exploratory development group to NIBR.

        Our principal goal is to discover new medicines for diseases with high unmet medical need. To do so we focus our work in areas where we believe we have the potential to dramatically change the practice of medicine and sufficient information to make the target scientifically manageable. This requires the hiring and retention of the best talent, the focus upon fundamental disease mechanisms that are relevant across different disease areas, the continuous improvement in technologies for drug discovery and potential therapies, the close alliance with clinical colleagues, and the establishment of appropriate external complementary alliances.

        All drug candidates are taken to the clinic via "proof-of-concept" trials to enable rapid testing of the fundamental efficacy of the drug while collecting basic information on pharmacokinetics, safety and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities.

        Over the past five years, the output from NIBR has grown progressively. The portfolio of pre-clinical and early clinical New Molecular Entities has increased over 50% in the last four years. Antibodies and protein therapeutics have grown to constitute 25% of NIBR's pre-clinical portfolio.

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

Initiatives to optimize the research and development processes

        At the end of 2007, Novartis launched Project Forward to enhance productivity and streamline decision making by eliminating unnecessary bureaucracy. Targeted initiatives within the Divisions will generate significant cost savings and realign resources to rapidly meet the needs of patients in a dynamically changing healthcare industry.

        In the Pharmaceutical Division, as part of Project Forward, the Development organization is implementing Project Step Up, a program designed to strengthen and empower project teams, integrate decision making and cross-functional teams, and simplify governance, while maintaining functional excellence. Step Up also includes initiatives to enhance the partnership between Global Marketing and Development. We expect to implement Step Up by early 2009.

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

Regulation

        The international pharmaceutical industry is highly regulated. Regulatory authorities around the world administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and also review the safety and efficacy of pharmaceutical products. In particular, extensive controls exist on the non-clinical and clinical development of pharmaceutical products. These regulatory requirements, and the implementation of them by local health authorities around the globe, are a major factor in determining whether a substance can be developed into a marketable product, and the amount of time and expense associated with that development.

        Health authorities, especially those in the US, Switzerland, the EU and Japan, have high standards of technical evaluation. The introduction of new pharmaceutical products generally entails a lengthy approval process. Of particular importance is the requirement in all major countries that products be authorized or registered prior to marketing, and that such authorization or registration be subsequently maintained. In recent years, the registration process has required increased testing and documentation for clearance of new drugs, with a corresponding increase in the expense of product introduction.

        To register a pharmaceutical product, a registration dossier containing evidence establishing the quality, safety and efficacy of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. In every country, the submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the criteria for the registration of therapeutic drugs are similar in most countries, the formal structure of the necessary registration documents and the risk tolerance of the local health authorities varies significantly from country to country. It is possible that a drug can be registered and marketed in one country while the registration authority in a neighboring country may, prior to registration, request additional information from the pharmaceutical company or even reject the product. It is also possible that a drug may be approved for different indications in different countries.

        The registration process generally takes between six months and several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority's procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of particular therapeutic interest. In recent years, intensive efforts have been made among the US, the EU and Japan to harmonize registration requirements in order to achieve shorter development and registration times for medical products. However, the requirement in many countries to negotiate selling prices or reimbursement levels with government regulators can substantially extend the time until a product may finally be launched to the market.

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

        Once an NDA is submitted, the FDA assigns reviewers from its biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics staff. After a complete review, these content experts then provide written evaluations of the NDA. These recommendations are consolidated and are used by the Senior FDA staff in its final evaluation of the NDA. Based on that final evaluation, FDA then provides to the NDA's sponsor an approval, or a "complete response" letter if the application is not approved. If not approved, the letter will state the specific deficiencies in the NDA which need to be addressed. The sponsor must then submit an adequate response to the deficiencies in order to restart the review procedure.

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

        Under the Mutual Recognition Procedure (MRP), the company first obtains a marketing authorization from a single EU member state, called the reference Member State. In the decentralized procedure the application is done simultaneously in selected or all Member States. Subsequently, the company may seek mutual recognition of this first authorization from some or all of the remaining EU Member States. Then, within 90 days of this initial decision, each Member State reviews the application and can issue objections or requests for additional information. On Day 90, each Member State must be assured that the product is safe and effective, and that it will cause no risks to the public health. Once agreement has been reached, each Member State grants national marketing authorization for the product.

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

  •
  Direct efforts to control prices.

  •
  United States.    In the US, as a result of the recent elections and the consolidating Democratic control of both houses of Congress and the Executive branch of government, there is a significant risk of legislative action to control prices including, potentially, amendments to the 2006 Medicare reform legislation which would enable the US government to use its significant purchasing power to demand additional discounts from pharmaceutical companies.

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

  •
  Regulations favoring generics.    In response to rising healthcare costs, many governments and private medical care providers, such as Health Maintenance Organizations, have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original branded drug. Other countries have similar laws. We expect that the pressure for generic substitution will continue to increase.

  •
  Cross-Border Sales.    Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can in some instances legally be re-sold to customers in other EU countries with less stringent price controls, at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal. However, there are ongoing political efforts at the federal, state and local levels to change the legal status of such imports, and we expect those pressures to intensify as a result of the Democratic takeover of Congress and the White House.

        We expect that pressures on pricing will continue worldwide, and may increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, enable us to earn an adequate return on our investment in that product.

Intellectual Property

        We attach great importance to patents, trademarks, and know-how in order to protect our investment in research and development, manufacturing and marketing. It is our policy to seek the broadest protection available under applicable law for significant product developments in all major markets. Among other things, patents may cover the products themselves, including the product's active ingredient and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the products. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen.

        The protection offered by such patents extends for varying periods depending on the grant, duration and enforceability of patents in the various countries. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage. The duration of the protection will further depend on patent expiry data and the availability of patent term extensions, as well as other regulatory provisions for exclusivity such as data exclusivity, orphan drug status and pediatric exclusivity. We monitor our competitors worldwide and vigorously defend against infringements of our intellectual property.

        However, patent protection for the active ingredients used in a number of our Pharmaceuticals Division's leading products has been challenged in on-going litigation or has expired, or is near expiry in the US and in other markets (for convenience the major EU countries and Japan are collectively referred to as "other markets"):

  •
  Diovan/Co-Diovan/Diovan HCT.    We have patent protection (including extensions) on valsartan, the active ingredient used in our best-selling product Diovan, until 2011 in the major countries of the EU (until February 2011 in Spain, and until May 2011 in France, Germany, Italy and the UK); until September 2012 in the US, and until 2013 in Japan. No litigations concerning the Diovan patents are currently ongoing in the US.

  •
  Gleevec/Glivec.    We have patent protection (including extensions) on imatinib, the active ingredient used in our leading product Gleevec/Glivec, until July 2015 in the US (including pediatric extension), until 2016 in the major EU countries, and until 2014 in Japan. Patent protection on a new crystal form of imatinib has been challenged in the US but no challenge has been made to the compound patent in the US. In Turkey, where Novartis does not have protection for the compound, we brought suit in 2007 for infringement of the imatinib formulation, indication and crystal form patents against a local company that had obtained generic marketing authorization for a generic version of Glivec. We obtained a preliminary injunction, but it was lifted in 2008. That litigation is ongoing. In Russia, we have a patent covering the compound and a permanent injunction was obtained against a company that filed for marketing authorization for a generic version of Glivec. An appeal of the lower court's ruling is pending.

  •
  Zometa and Reclast/Aclasta    Patent protection on zoledronic acid, the active ingredient in these products, will expire in 2013 in the US and 2012 in other major markets. Patent litigation against a generic manufacturer who has challenged the patent is on-going. An at-risk launch of a generic version of Zometa is possible in the US beginning at the end of 2010 when the 30-month stay period expires, absent any negative court decision before then. For Reclast, the 30-month stay period expires in May 2011, making an at-risk launch possible at that time, or earlier in the event of an earlier negative court decision.

  •
  Femara.    Patent protection for the active ingredient in Femara will expire in 2011 in the US as well as in major European markets, and in 2012 in Japan. Patent litigation against a generic manufacturer who challenged this patent has been settled.

  •
  Sandostatin.    Patent protection for the active ingredient of Sandostatin has expired. Generic versions of Sandostatin SC have been approved in the US and elsewhere. Patents protecting the Sandostatin LAR formulation, the long-acting version of Sandostatin which represents a majority of our sales, expire in 2014 and beyond in the US and in 2010 in other markets outside the US.

  •
  Neoral.    Patent protection for the cyclosporin ingredient of Neoral has expired worldwide. Patent protection covering the Neoral micro-emulsion formulation patent and other patents is due to expire in September 2009 and beyond in major markets. However, generic cyclosporin products competing with Neoral have already entered the market in the US, Germany, Japan, Canada and elsewhere. A permanent injunction has been obtained in the Netherlands and preliminary injunctions have been obtained in Spain and the UK against certain manufacturers. Injunctions have so far not been obtained in other countries. Revenue from this product has declined from its peak, and may decline significantly in the future as a result of ongoing generic competition.

  •
  Lucentis.    Patent protection for the active ingredient in Lucentis expires in 2018-22 in Europe, Japan and other major markets. In the US Lucentis is marketed by Genentech. In countries other than the US, Genentech has licensed Lucentis to Novartis.

  •
  Exelon.    Patent protection for the active ingredient in Exelon, granted to Proterra and licensed to Novartis, is expiring 2012 in the US and 2011 in most other markets. Novartis holds a patent on a specific isomeric form of the active ingredient used in Exelon which expires in 2012-14 in major markets. Generic manufacturers filed applications to market a version of Exelon capsules in the US, but not the Exelon Patch, and challenged our patents. The resultant US lawsuits have been settled. Under the terms of the settlement agreements, Novartis has granted the generic manufacturers a license to our US patents covering Exelon. The agreements generally permit the generic manufacturers to launch a generic version of Exelon capsules, but not of the Exelon Patch, prior to the patent expiration date. A generic manufacturer of Exelon capsules has filed a lawsuit challenging a Canadian patent on the specific isomeric form of the active ingredient which expires September 2009. The lawsuit is ongoing.

  •
  Voltaren.    Patent protection for the active ingredient in Voltaren has expired. Revenue from this product may decline significantly in the future as a result of ongoing generic competition.

  •
  Lescol.    Patent protection for the active ingredient in Lescol will expire in 2012 (including pediatric exclusivity) in the US and has already expired in August 2008 in major European markets. Formulation patents expire 2012 and beyond. Patent litigation under the compound patent is ongoing against a generic manufacturer who filed for marketing authorization for a generic version of Lescol in the US, challenging the patent on the active ingredient and one formulation patent. An at-risk launch of a generic version of this product is possible in the US beginning in February 2011, at the expiration of the 30-month stay, absent any negative court decision before then. Other generic manufacturers have filed for marketing authorization challenging formulation patents for Lescol XL in the US. In Europe, several generic manufacturers have challenged the validity of formulation patents for Lescol XL that expire in 2017 at the European Patent Office (EPO), and in court in a number of countries. Conflicting decisions by the EPO, the UK and the Netherlands—with the EPO upholding the patent, the courts revoking it—are now on or subject to appeal.

  •
  Exjade.    Patent protection for the active ingredient in Exjade will expire in 2019 in the US and 2021 in other markets.

  •
  Comtan.    Patent protection for entacapone, the active ingredient in Comtan, which we licensed from Orion, will expire in the US in 2013 and in Europe in 2012. Other patents, such as a polymorph patent, are also granted. Patent litigation concerning the patent on entacapone by Orion is ongoing against generic manufacturers who have challenged these patents in the US. An at-risk launch of a generic version of this product is possible in the US beginning in February 2010, at the expiration of the 30-month stay, absent any negative court decision before then. Novartis is not party to the pending litigation.

  •
  Stalevo.    One of the active ingredients in the combination product Stalevo is entacapone, the active ingredient in Comtan. Patent protection for entacapone will expire in 2012-13 (see above). Stalevo is protected by additional patents expiring up to 2020. Patent litigation, by Orion, is ongoing against generic manufacturers who have challenged the patent on entacapone and formulation patents in the US. An at-risk launch of a generic version of this product is possible in the US beginning in June 2010, at the expiration of the 30-month stay, absent any negative court decision before then. Novartis is not party to the pending litigation.

  •
  Ritalin LA.    Patent protection for the active ingredient of Ritalin LA has expired. The formulation of Ritalin LA and its use is covered by patents granted to Celgene and Elan and licensed to Novartis, expiring up to 2018 in the US. Patent litigation against generic manufacturers who challenged these patents is ongoing in the US. An at-risk launch of a generic version of this product in the US is possible beginning in April 2009, at the expiration of the 30-month stay, absent any negative court decision before then.

  •
  Focalin.    The formulation of Focalin XR and its use are covered by patents granted to Celgene and Elan and licensed to Novartis. Protection expires 2015-18 in the US and in other markets. Patent litigation against generic manufacturers who challenged these patents is ongoing in the US. An at-risk launch of a generic version of this product is possible in the US beginning in February 2010, at the expiration of the 30-month stay, absent any negative court decision before then.

  •
  Exforge.    is a single-pill combination medication of amlodipine besylate and valsartan. The valsartan patent expires 2011-13 (see above). The Exforge pill patent will expire in 2019 and has been challenged in both the US and Europe. In Europe opposition proceedings are ongoing.

  •
  Lotrel is protected by a patent on compositions containing amlodipine and benazepril in the US until 2017. Patent litigation challenging the patent is ongoing in the US. A trial is expected in 2010. Low-dose generic versions of Lotrel have been launched at-risk by one generics manufacturer. It is possible that other generics manufacturers will launch their own generic versions of Lotrel at risk at some time after February 2009 when the FDA can fully approve such other generic versions. Revenue from this product has declined significantly, and may decline further in the future as a result of continued and additional generic competition.

  •
  Trileptal.    Patent protection for the active ingredient of Trileptal has expired. A patent has been granted in the US directed to a method of treating seizures with our marketed formulations of Trileptal, expiring 2018. In Europe, the corresponding granted patent is currently being challenged. Patent litigation was started against generic manufacturers that have filed applications to market generic versions of Trileptal in the US and challenge the validity of Trileptal patents, and has now been withdrawn. Generic versions of Trileptal have been marketed in the US and elsewhere. Revenue from this product has declined, and may decline significantly in the future as a result of ongoing generic competition.

  •
  Xolair.    Patent protection for the active ingredient in Xolair will expire in 2018 in the US and in 2017 in other markets.

  •
  Famvir.    Patent protection for the active ingredient in Famvir expires in 2010 in the US, and has expired in most other markets. Patents on methods of use will expire in 2014 and 2015. Patent litigation against the generic manufacturers which challenged these patents is ongoing in the US. In 2007, one generic manufacturer launched generic Famvir at-risk in the US, and related litigation is ongoing. Revenue from this product has declined, and may decline significantly in the future as a result of ongoing generic competition.

  •
  Tekturna/Rasilez.    Patent protection for the active ingredient of Tekturna/Rasilez will expire in 2018 in the US and between 2015 and 2020 in other markets.

  •
  Tasigna.    Patent protection for the active ingredient in Tasigna will expire in 2023 in the US and other major markets.

  •
  Galvus.    Patent protection for the active ingredient of Galvus is estimated to expire, with extensions in 2024 in the US and 2019-24 in other markets.

  •
  Zelmac/Zelnorm.    Patent protection for the active ingredient of Zelmac/Zelnorm will expire in 2016 in the US and 2012 in Europe and other markets.

  •
  Prexige.    Patent protection for the active ingredient in Prexige will expire in 2018 in the US and major countries.

        The loss of patent protection can have a significant adverse impact on our Pharmaceuticals Division. We work to offset these negative effects by developing process and product enhancements, protecting those enhancements with patents, and by positioning many of our products in specific market niches. However, there can be no assurance that these strategies will be effective in the future to ensure competitive advantage, or that we will be able to avoid substantial adverse effects from the loss of patent protection in the future.

VACCINES AND DIAGNOSTICS

        Our Vaccines and Diagnostics Division is a leader in the research, development, manufacturing and marketing of vaccines and blood tests and instruments worldwide. As of December 31, 2008, the Vaccines and Diagnostics Division employed 4,774 associates worldwide in 16 countries. In 2008, the Vaccines and Diagnostics Division had consolidated net sales of $1.8 billion representing 4% of total Group net sales from continuing operations.

        The Novartis Vaccines and Diagnostics Division is the world's fifth-largest vaccines manufacturer, according to analyses of competitor annual reports, and is growing at double-digit rates. Our vaccine products include influenza, meningococcal, pediatric, adult and travel vaccines. Our blood testing business is dedicated to preventing the spread of infectious diseases through the development of novel blood-screening tools.

        The current product portfolio of our Vaccines and Diagnostics Division includes more than 20 marketed products, many of which are their respective market leaders. In addition, the division's portfolio of development projects includes nine potential new products and new indications or formulations for existing products in various stages of clinical development.

        Menveo (MenACWY-CRM), a quadrivalent conjugate vaccine for the prevention of the A, C, Y and W-135 strains of meningococcal disease, was submitted for marketing authorization in the US and Europe in 2008 for use in individuals 11-55 years old. Our Menveo Phase III program for the additional indication of the prevention of the disease in persons aged 2 months to 10 years old is ongoing, and it is expected to be expanded by 1,500 additional infants following recent discussions with the FDA. As a result of this new requirement, the US submission of Menveo for use in infants is not expected until 2011.

        The menB vaccine has shown potential to be the first to protect infants as young as six months from the deadly meningococcal B serogroup. Clinical trial results issued in 2008 showed nearly all infants age six to 12 months in a Phase II study generated a protective immune response as early as one month after the second dose against strains representing multiple antigens in the vaccine. Another 2008 study showed the vaccine worked in infants who received it starting at two months of age. A Phase III trial in infants and children is underway.

        Ixiaro vaccine for the prevention of Japanese encephalitis in travelers to Asia has been submitted for marketing approval in the US and in the EU, where it received a positive opinion from the CHMP in December 2008. Further pediatric studies with the vaccine are planned.

        Novartis has continued to strengthen its vaccine pipeline through a number of new partnerships in 2008. We received an exclusive license to AlphaVax' investigational cytomegalovirus vaccine for prevention of disease in newborns. The vaccine is completing Phase I development. Intercell also transferred on an exclusive basis its preclinical Group B streptococcus (GBS) vaccine program to Novartis. The GBS vaccine program was part of the vaccine portfolio for which Intercell had granted license options to Novartis under a strategic partnership entered into in 2007.

        In 2008, the Vaccines and Diagnostics Division continued efforts towards full-scale seasonal influenza vaccine production and recognized the sale of our H5N1 pre-pandemic vaccine to the US government. Separately, the division withdrew its application for an EU centralized marketing authorization application (MAA) for Aflunov, another pre-pandemic vaccine, when the request by the EMEA for additional data, as required by the pre-pandemic guideline, could not be met within the applicable regulatory timeframe. Further clinical trials are currently underway after which the MAA will be re-submitted.

        The division also expanded its line of nucleic acid testing products in Europe in 2008 and rolled-out new tests for the West Nile Virus. The diagnostics product Ultrio assay 3/3 was approved in August 2008.

        Our diagnostics collaboration continues with Gen-Probe Inc. This arrangement relates to the development and commercialization of nucleic acid testing products under the Procleix brand name to screen donated blood, plasma, organs and tissue for viral infection.

        Our Vaccines and Diagnostics Division is continuing to lead efforts on the corporate diversification strategy of Novartis AG. The Novartis Vaccines Research Center of Excellence in Virology was opened in Cambridge, MA in September 2008 as an important step towards identifying vaccines to prevent Respiratory syncytial virus, HIV and Influenza.

        In January 2009, the US Department of Health and Human Services had awarded Novartis Vaccines and Diagnostics a contract for up to $486 million over eight years to support the design, construction, validation and licensing of the division's cell culture-based manufacturing facility at Holly Springs, North Carolina, to provide a pre-pandemic supply of influenza vaccine, and to provide the capacity to manufacture 150 million doses of pandemic vaccine within six months of declaration of an influenza pandemic.

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

Key Marketed Vaccine Products

Product	Indication
Influenza Vaccines
Agrippal	A purified surface antigen influenza vaccine for adults and children above six months of age
Begrivac	A preservative free influenza vaccine for adults and children above six months of age
Fluad	A purified surface antigen influenza vaccine containing the proprietary MF59 adjuvant for the elderly
Fluvirin	A purified surface antigen influenza vaccine for adults and children above four years of age
Optaflu	Cell culture-based influenza vaccine for adults above 18 years of age
Meningococcal Vaccines
Menjugate	Meningococcal C vaccine for children above 2 months of age
Travel Vaccines
Encepur Children Encepur Adults	Tick-borne encephalitis vaccine for children 1-11 years of age and for adults 12+ years of age
Rabipur/Rabavert	Vaccine for rabies, which can be used before or after exposure (typically animal bites)
Pediatric Vaccines
Quinvaxem	Fully-liquid pentavalent vaccine combining antigens for protection against five childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b for children above 6 weeks of age
Polioral	Live, attenuated, oral poliomyelitis vaccine (Sabin) containing attenuated poliomyelitis virus types 1, 2 and 3 from birth

Other Marketed Vaccine Products

        The Vaccines and Diagnostics Division also markets additional products in travel vaccines (e.g., Typhoral L, Havpur), pediatric vaccines (e.g., IPV-Virelon, TD-Virelon, Diftetall, Vaxem-Hib) and adult vaccines (e.g.,  Tetanol, Td-Virelon).

Vaccine Products in Development

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/ Current phase
Influenza	Optaflu	Cell culture-based trivalent seasonal influenza vaccine	EU registered; US 2009/Phase III
	Agrippal	Egg-based trivalent seasonal influenza vaccine	EU registered; US Filed
	Fluad pediatric	A purified surface antigen influenza vaccine containing the proprietary MF59 adjuvant in development for children 6-36 months of age	Phase II
	Focetria	H5N1 influenza vaccine to be used in a pandemic. Approved in the EU, but an update to the file will be required at the time of a pandemic	EU approved in May 2007; annual update pending a pandemic
	Aflunov	H5N1 influenza vaccine to be used before a pandemic occurs	EU submitted; US Phase II
Meningitis	Menveo	Quadrivalent meningitis vaccine for strains A, C, Y and W-135 for infants, adolescents and adults	Submitted (adolescents & adults) (US & EU) 2011/Phase III (infants)
	MenB		2009/Phase III
P aeruginosa		Prophylactic vaccine for P aeruginosa infections(1)	Phase II
JEV(1)	Ixiaro	Prophylactic vaccine against Japanese encephalitis virus (JEV)	Submitted (US & EU)
HCV(1)		Therapeutic Hepatitis C virus (HCV) vaccine	Phase I
		Prophylactic HCV vaccine	Phase I
HIV(1)		Prophylactic HIV vaccine	Phase I
GBS		Prophylactic Group B Streptococcus (GBS) vaccine	Phase I
H pylori		Prophylactic vaccine for H pylori	Phase I
CMV(2)		Prophylactic vaccine for cytomegalovirus	Phase I

(1)
In collaboration with Intercell

(2)
In collaboration with AlphaVax

Key Marketed Diagnostics Products

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Status
Blood Testing	Procleix eSAS System	Semi automated modular instrument solution supporting Duplex and Ultrio NAT assays	EU approved (CE marked) US approved
	Procleix TIGRIS System	Fully automated instrument solution supporting Ultrio NAT assays	EU approved (CE marked) US approved (FDA BLA approval for TESTs supported)
	Procleix Duplex Assay	NAT assay designed to detect HIV-1, HCV through a single test	US approved EU approved (CE marked)
	Procleix WNV Assay	First NAT assay approved by the FDA to detect West Nile virus.	US approved EU approved (CE marked)
	Procleix Ultrio Assay	NAT assay designed to detect HIV-1, HCV and HBV through single testing process	EU approved (CE marked) for use on eSAS and Tigris US approved for use on eSAS and Tigris

Diagnostic Products in Development

Therapeutic Area	Project/Compound	Potential Indication/Disease Area	Planned filing dates/ Current phase
Blood Testing	Procleix Ultrio + Assay	NAT assay designed to detect HIV-1, HCV and HBV through single testing process with a higher sensitive to HBV	2009 (for use on eSAS and Tigris)/ Phase III
	Parvo test	NAT test designed to detect the Parvo B19 virus	Discovery
	Dengue test	NAT test designed to detect the Dengue virus	Discovery
Clinical Diagnostics	Mis-folded protein assay	Novel technology to detect abnormal protein particles that cause several neurodegenerative diseases such as Diabetes, Alzheimer's, Parkinson's in patients	Discovery
Molecular Diagnostics	Novachip	Multi-analyte detection proprietary platform which enables the diagnostics of complex diseases by providing multi-parameter array technology and multiple-analyte applications	Pre-clinical
	CRM	Markers for diagnostic and early detection of allograft rejection and dysfunction based on gene expression profiling	Pre-clinical
	ACZ	Molecular test that can predict Rheumatoid Arthritis patients' response to Novartis' ACZ885	Pre-clinical

 Principal Markets

        The principal markets for our Vaccines and Diagnostics Division include the US and Europe. The following table sets forth the aggregate 2008 net sales of the Vaccines and Diagnostics Division by region:

Vaccines and Diagnostics	2008 Net sales to third parties
	($ millions)	(%)
United States	765	43
Americas (except the United States)	30	2
Europe	683	39
Rest of the World	281	16

Total	1,759	100

        Sales of certain vaccines, including influenza and tick borne encephalitis vaccines, are subject to seasonal variation. Sales of the majority of our other products are not subject to material changes in seasonal demand.

Research and Development

        In 2008, the Vaccines and Diagnostics Division invested $360 million in research and development, which amounted to 20.5% of the division's net sales. The Vaccines and Diagnostics Division invested $295 million and $148 million on research and development in 2007 and 2006, respectively.

        While research and development costs for vaccines traditionally have not been as high as for pharmaceuticals, a robust clinical program including Phase I to Phase III must be performed by the manufacturer to obtain a license for commercialization. See "—Pharmaceuticals—Compounds in Development" and "—Pharmaceuticals—Research and Development." At each of these steps, there is a substantial risk that we will not achieve our goals. In such an event, we may be required to abandon a product in which we have made a substantial investment.

Production

        We manufacture our vaccines products at four facilities in Europe and Asia. Our principal production facilities are located in Liverpool, UK; Marburg, Germany; Siena and Rosia, Italy; and Ankleshwar, India. We continue to invest and upgrade these sites to ensure that previously initiated remediation efforts are completed and meet quality standards. In addition, certain conjugation and chemistry activities for vaccines are performed at our Emeryville, California site. Our diagnostics products are manufactured for us by outside suppliers. The division's predecessor, Chiron, experienced supply interruptions in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen events. The manufacture of our products is heavily regulated which means that supply can never be an absolute certainty. If we or our suppliers fail to comply fully with such regulations then there could be a product recall or government-enforced shutdown of production facilities which in turn could lead to product shortages.

        Raw materials for the manufacturing process are either produced in-house or purchased from a number of third party suppliers. Where possible, our policy is to maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. All raw materials we purchase must comply with our quality standards.

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

Marketing and Sales

        Our main Vaccines marketing and sales organizations are based in Germany, UK, Italy and the US. We are also expanding operations in China and India, as well as in various other European countries. In the US, we market influenza and rabies vaccines through a network of wholesalers and distributors as well as direct to key customers. Direct sales efforts are focused on public health and distributor channels, and on non-traditional channels, such as employers, chain drug headquarters and service providers.

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

        Diagnostics products are regulated as medical devices in the US and the EU. These jurisdictions each have risk-based classification systems that determine the type of information which must be provided to the local regulators in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) and a Pre-Market Notification (510(k)) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA has 180 days to review a PMA. Under Pre-Market Notification (510(k)), the manufacturer submits notification to the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another product already on the market. The FDA has 90 days to review and clear a 510(k) submission. For specific diagnostics products that are sold into blood banks, or sold for diagnosis of HIV-1 infection, applications are submitted for review by the FDA's Center for Biologics Evaluation and Research (CBER). Under such review, the product is considered a biologic until such time as approval is received, at which time the product becomes a medical device. For products used specifically for screening of blood donors, or biologic reagents sold for further manufacturing use, the medical device is subject to Licensure by CBER. The submission for this purpose follows the same requirements as Vaccines; a Biologic License Application is submitted to CBER. CBER has 240 days to review a BLA.

        In the EU, the CE marking is required for all medical devices sold. By affixing the CE marking, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device Directive. Diagnostics products are specifically covered by the EU In Vitro Diagnostic (IVD) Directive. Under that Directive, certain products are subject to review and prior approval by a "notified body." Others are subject to a self-certification process by the manufacturer, which requires the manufacturer to confirm that the product performs to appropriate standards. This allows the manufacturer to issue a Declaration of Conformity and to notify competent authorities in the EU that the manufacturer intends to market the product. In order to comply with European regulations, our Vaccines & Diagnostics Division maintains a full Quality Assurance system and is subject to routine auditing by a certified third party (a "notified body") to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of the ISO quality systems' standard ISO 13485.

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

SANDOZ

        Our Sandoz Division is a world leader in developing, manufacturing and marketing generic pharmaceutical products, follow-on biopharmaceutical products and drug substances that are no longer protected by valid and enforceable patents. As of December 31, 2008, affiliates of the Sandoz Division employed 23,146 associates worldwide in more than 130 countries. In 2008, our Sandoz Division achieved consolidated net sales of $7.6 billion, 18% of the Group's total net sales.

        The Sandoz Division is active in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, we develop and manufacture active ingredients and finished dosage forms of pharmaceuticals no longer protected by patents, as well as supplying active ingredients to third parties. In Anti-Infectives, we develop and manufacture off-patent active pharmaceutical ingredients and intermediates—mainly antibiotics—for use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, we develop and manufacture protein- or other biotechnology-based products no longer protected by patents (known as biosimilars or follow-on biologics) and sell biotech manufacturing services to other companies.

        The worldwide market for generic pharmaceutical products has been growing by about 10% annually and is expected by industry analysts to continue at nearly that rate through 2013, fueled primarily by the growing health needs of an aging population, opportunities created through patent expiries, increasing access to healthcare and pressures to contain healthcare costs. According to IMS Health, Sandoz is the No. 2 company in worldwide generic sales and is positioned as a global leader in Retail Generics. Sandoz Biopharmaceuticals has emerged as a leader in biosimilars, with two marketed medicines based on precedent-setting approvals, a third medicine having received a positive opinion from the EU's CHMP, and a pipeline of two dozen projects at various stages of development. In addition, Sandoz remains one of the leading manufacturers of antibiotics worldwide.

        Sandoz has three strategic priorities: to be first-to-market with our products as originators' patents expire or become unenforceable, to be cost competitive by leveraging our economies of scale in development and production, and to differentiate Sandoz based on our extensive global reach and our advanced technical expertise in the development and manufacturing of difficult-to-make generics and biosimilars.

        In 2008, despite a limited number of new product launches, particularly in the US, Retail Generics benefited from key product launches including clopidogrel (Plavix®/Iscover®) in Germany. Anti-Infectives had continued volume growth and favorable pricing for active ingredients, offset partially by currency losses on sales denominated in US dollars but manufactured in Europe. Biopharmaceuticals grew as Sandoz continued to roll out important follow-on products and to expand contract manufacturing. Following the launch in Germany in 2007 of Epoetin alfa Hexal and Binocrit, we continued to roll out Binocrit in key European markets throughout 2008. Our recombinant human growth hormone Omnitrope, the first follow-on for this product to receive US and EU approvals, was also introduced in the US and major European markets in 2008 in a new, more patient-friendly liquid pen form, following the initial launch in 2006-2007.

        In 2006, a Sandoz affiliate signed a binding Memorandum of Understanding regarding an exclusive collaboration with Momenta Pharmaceuticals, Inc., a biotechnology company specializing in the characterization and engineering of complex pharmaceuticals, to develop complex generics and follow-on biotechnology pharmaceuticals. As part of the arrangement, we purchased approximately 4.7 million shares of Momenta common stock for an aggregate price of $75 million. In June 2007, the Memorandum of Understanding was replaced by a definite Collaboration and License Agreement. Sandoz and Momenta intend to jointly develop, manufacture and commercialize four drug candidates, sharing profits from the sales under separate arrangements for each project. The companies also have agreed on a right of first negotiation for certain other projects concerning complex generic and follow-on product candidates for inclusion in the collaboration. In 2008, the FDA accepted for review our ANDA for glatiramer acetate, a generic version of Copaxone®, which was developed in collaboration with Momenta.

Recently Launched Products

        Sandoz launched a number of important products in 2008, including:

•
Omnitrope, a follow-on version of the recombinant human growth hormone Somatropin®, was launched in the Liquid Pen version (5 and 10 mg) in the US, France and Italy.

•
Binocrit, a follow-on version of the recombinant human protein Eprex®/Erypo® for the treatment of anemia, was launched in the UK and France.

•
Cetirizine hydrochloride/pseudoephridine hydrochloride, a generic version of the antihistamine/decongestant combination Zyrtec-D®, was launched in the US.

•
Clopidogrel, a generic version of the anti-coagulant Plavix®/Iscover®, was launched in Germany.

•
Risperidone, a generic version of the anti-psychotic product Risperdal®, was launched in France and Germany.

•
Lansoprazole, a generic version of the proton pump inhibitor Lanzor®/Prevacid®, was launched in France.

•
Amlodipine, a generic version of the anti-hypertensive Norvasc®, was launched in Japan and Italy.

•
Atorvastatin, a generic version of the anti-cholesterol product Lipitor®, was launched in Turkey.

•
Omeprazole, a generic version of the proton pump inhibitor Losec®/Prilosec®, was launched in Italy.

•
Ramipril, a generic version of the ACE inhibitor Tritace®/Ramace® or Altace®, was launched in Italy.

Key Marketed Products

        The following tables describe key marketed products for Sandoz (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Omeprazole	Prilosec®	Ulcer and heartburn treatment
Amoxicillin/clavulanic acid	Augmentin®	Anti-infective
Metoprolol	Lopressor®	Anti-hypertension
Fentanyl	Duragesic®	Analgesic
Amlodipine/Benazepril	Lotrel®	Hypertension
Simvastatin	Zocor®	Cholesterol lowering treatment
Acetylcysteine	Fluimucil®	Respiratory System
Ketoprofen	Orudis®	Analgesic
Azithromycin	Zithromax®	Anti-infective
Amoxicillin	Amoxil®	Anti-infective

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones

Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Omnitrope	Somatropin®	Recombinant human growth hormone
Binocrit and Epoetin alfa Hexal	Eprex®/Erypo®	Recombinant protein used for anemia

Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz, although we are active in more than 130 countries. This table sets forth aggregate 2008 net sales by region:

Sandoz	2008 Net sales to third parties
	($ millions)	(%)
United States	1,766	24
Americas (except the United States)	546	7
Europe	4,481	59
Rest of the World	764	10

Total	7,557	100

        Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti-infective products are subject to seasonal variation. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        We manufacture our Sandoz products at 39 production facilities around the world. Among these, our principal production facilities are located in Barleben, Germany; Kundl, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe and Mahad, India; Buenos Aires, Argentina; Boucherville, Canada; Cambé and Taboão, Brazil; Gebze and Syntex, Turkey. In 2007, we restructured our worldwide production network with the sale of our facility in Hvidovre, Denmark, and the acquisition of production sites in Gebze, Turkey, Zhongshan, China, and Jakarta, Indonesia. Although no longer part of our production capacity, we intend to retain a close relationship with the Radebeul, Germany site, which will remain one of our key suppliers.

        Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art and cost-competitive processes within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, such as sterile processing. Many follow-on biologics are manufactured using recombinant DNA derived technology by which a gene is introduced into a host cell, which then produces the human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current and develop new manufacturing processes.

        Where possible, our policy is to maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers, and competitive material sourcing can be assured. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential active pharmaceutical ingredients. All active pharmaceutical ingredients we purchase must comply with high quality standards.

        We obtain agricultural raw materials from multiple suppliers based in the EU. We obtain chemicals and other raw materials from suppliers around the world. The raw materials we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts.

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we, or our third party suppliers, fail to comply fully with such regulations, then there could be product recalls or a government-enforced shutdown of production facilities, which in turn could lead to product shortages. We have experienced supply interruptions in the past and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. For example, in August 2008, our Wilson, North Carolina facility received a Warning Letter from the FDA which remains unresolved. The Warning Letter raises concerns regarding the Wilson facility's compliance with FDA Good Manufacturing Practice regulations, and states that until the FDA confirms that the deficiencies have been corrected, the FDA can recommend disapproval of any pending NDAs, abbreviated NDAs or export certificate requests submitted by our Sandoz US affiliate. Sandoz is collaborating with the FDA to promptly correct all concerns raised in the Warning Letter, and to ensure that our products are safe and effective and meet highest quality standards. Voluntary recalls were made in the fourth quarter of 2008 as part of the FDA review of the facility.

Marketing and Sales

        The Retail Generics business of Sandoz sells a broad portfolio of generic pharmaceutical products to wholesalers, pharmacies, hospitals and other healthcare outlets. Sandoz adapts its marketing and sales approach to local decision making processes, depending on the structure of the market in each country.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of generic products for bioequivalent branded pharmaceutical products. In the US, statutes have been enacted by virtually all states that permit or require pharmacists to substitute a less expensive generic product for the brand-name version of a drug which has been prescribed to a patient. Generic use is growing in Europe, but penetration rates in many EU countries are below those in the US because reimbursement practices do not create efficient incentives for substitution. Legislative or regulatory changes can have a significant impact on our business in a country. In Germany, for example, the generic market is in transition as healthcare reforms shift decision making from physicians to insurance funds.

        Our Anti-Infectives business supplies Retail Generics and the pharmaceutical industry worldwide with active pharmaceutical ingredients and intermediates, mainly in the field of antibiotics.

        Our Biopharmaceuticals business operates in an emerging business environment. Regulatory pathways for approving follow-on biologics are either new or still in development, and policies have not yet been defined for substitution and reimbursement of biosimilars in many markets, including the US.

Competition

        The market for generic products is characterized by increasing demand for high-quality pharmaceuticals that can be produced at lower costs due to a comparatively minimal initial research and development investments. Increasing pressure on healthcare expenditures and numerous patent and data exclusivity period expirations have created a favorable market environment for the generics industry. This positive market trend, however, brings increased competition among the companies selling generic pharmaceutical products, leading to ongoing price pressure on generic pharmaceuticals.

        In addition, research-based pharmaceutical companies have responded to increased competition from generic products by licensing their branded products to generic companies (the so-called "authorized generic"). By doing so, research-based pharmaceutical companies participate in the conversion of their branded product once generic conversion begins. Consequently, generic companies that were not in a position to compete on a specific product are allowed to enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (See "—Regulation"). The company that launches an authorized generic typically enters the market at the same time as the generic exclusivity holder. This tends to reduce the value of the exclusivity for the company that invested in creating the first generic. Furthermore, certain research-based companies continually seek new ways to protect their market franchise and to decrease the impact of generic competition. For example, some research-based pharmaceutical companies have recently reacted to generic competition by decreasing the prices of their branded product, thus seeking to limit the profit that the generic companies can earn on the competing generic product.

Development and Registration

        Before a generic pharmaceutical may be marketed, intensive technical and clinical development work must be performed to demonstrate in bio-availability studies the bio-equivalency of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals are much lower than those of the established counterparts, as no Phase I to Phase III clinical trials must be performed by the generic company. As a result, pharmaceutical products for which the patent and data exclusivity period has expired can be offered for sale at prices much lower than those of products protected by patents and data exclusivity, which must recoup substantial basic research and development costs through higher prices over the life of the product's patent and data exclusivity period.

        For follow-on protein products, the regulatory pathways for approving such products are still in development in many countries. However, at least for certain biopharmaceutical products, at least some clinical trials do appear to be required. Nonetheless, Sandoz has successfully registered and launched the first biosimilar product in Europe and the US, as well as a second product in Europe.

        Currently, the affiliates of the Sandoz Division employ more than 1,000 Development and Registration staff who explore alternative routes for the manufacture of known compounds and develop innovative dosage forms of well-established medicines. These associates are based worldwide, including major facilities in Holzkirchen and Rudolstadt, Germany; Kundl and Schaftenau, Austria; Menges and Ljubljana, Slovenia; Kolshet, India; Boucherville, Canada; Wilson, North Carolina; Cambé, Brazil and Buenos Aires, Argentina.

        In 2008, Sandoz invested $667 million in product development, which amounted to 8.8% of the division's net sales. Our Sandoz Division invested $563 million and $477 million in product development in 2007 and 2006 respectively.

Regulation

        The Hatch-Waxman Act in the US (and similar legislation in the EU and in other countries) eliminated the requirement that generic pharmaceutical manufacturers repeat the extensive clinical trials required for originator products, so long as the generic version could be shown in bioavailability studies to be of identical quality and purity, and to be biologically equivalent to the reference product.

        In the US, the decision whether a generic pharmaceutical is bioequivalent to the original branded product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product's manufacturer. The process typically takes approximately eighteen months from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the innovator, or to certify that such patents are invalid or the product is non-infringing. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30-month delay in the approval of the generic product in order to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch-Waxman Act provides those applicants with 180 days of marketing exclusivity to recoup the expense of challenging the innovator patents. However, amendments to the Hatch-Waxman Act may affect the availability of generic marketing exclusivity in certain circumstances. The amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the EMEA under the Centralized Procedure, or by a single Member State under the national or decentralized procedure. See "—Pharmaceuticals—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's data exclusivity period. In such cases, the generic company is able to submit its Abridged Application based on the data submitted by the medicine's innovator, without the need to conduct extensive Phase III clinical trials of its own. According to recent legislation, for all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator in support of its application for a marketing authorization for the reference product will be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator that show a significant clinical benefit in comparison to the existing therapies. Because this recent legislation extended the ten-year protection period throughout the EU and offered the opportunity for an extension of the existing data protection period, it is possible that future launches of generic products will be delayed in certain EU countries.

Intellectual Property

        Wherever possible, our generic products are protected by our own patents. Among other things, patents may cover the products themselves, including the product's active substance and its formulation. Patents may also cover the processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the products. Patents also may cover particular uses of a product, such as its use to treat a particular disease or its dosage regimen. It is our policy to seek the broadest possible protection for significant product developments in all major markets.

        We take all reasonable steps to ensure that our generic products do not infringe valid intellectual property rights held by others. Nevertheless, originating companies commonly take the position that their intellectual property rights have been infringed by the introduction of our generic products, and assert patent and other intellectual property rights against us. As a result, we can become involved in extensive litigation regarding our generic products. If we are unsuccessful in defending these suits, we could be subject to injunctions preventing us from selling our generic products, or to damages, which may be substantial.

CONSUMER HEALTH

        Our Consumer Health Division is a world leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. Created in January 2002, the Consumer Health Division's continuing operations consists of the following three business units:

  •
  Over-the-Counter (OTC)

  •
  Animal Health

  •
  CIBA Vision

        As of December 31, 2008, the affiliates of our Consumer Health Division continuing operations employed 13,014 associates worldwide. In 2008, the affiliates of our Consumer Health Division achieved consolidated net sales from continuing operations of $5.8 billion, which represented 14% of the Group's total net sales from continuing operations.

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

        The Medical Nutrition and Gerber Business Units were previously included in the Consumer Health Division, but have been classified as discontinued operations in all periods in the Group's consolidated financial statements, as a consequence of the divestment of these business units. On September 1, 2007, we completed the sale of the Gerber Business Unit to Nestlé S.A., Switzerland for $5.5 billion. On July 1, 2007, we completed the sale of the remainder of the Medical Nutrition Business Unit to Nestlé S.A., Switzerland for $2.5 billion. On February 17, 2006, we completed the sale of Nutrition & Santé for $211 million to ABN AMRO Capital France.

        The following is a description of the three Consumer Health Division Business Units:

  •
  Over-the-Counter (OTC) is a world leader in offering products for the treatment and prevention of common medical conditions and ailments, to enhance people's overall health and well-being. The business of OTC is conducted by a number of affiliated companies in more than 45 countries. The OTC business focuses on a group of strategic global brands in leading product categories that include cough/cold/respiratory treatments (Triaminic and TheraFlu/NeoCitran), pain relief (Excedrin, Voltaren), lifestyle treatments, including gastrointestinal (Benefiber,) and smoking cessation treatments (Habitrol/Nicotinell), and dermatological treatments (Lamisil AT). In addition, preparations are underway for the expected launch of an over-the-counter version of the blockbuster prescription drug Prevacid®, one of the leading prescription medicines currently used to treat a number of acid related disorders including heartburn. Over-the-counter Prevacid is expected to become Novartis OTC's second biggest brand, after OTC Voltaren, based on projected sales.

  •
  Animal Health offers products and services to save, prolong and improve animal lives, focusing on both companion and farm animals (including cultivated fish). The business of Animal Health is conducted by affiliated companies in 38 countries. Animal Health has a dedicated research and development team, which benefits from synergies with other Novartis businesses, most notably research in the Pharmaceuticals Division. Key products for companion animals include Atopica (atopic dermatitis management), Deramaxx (pain relief) and Sentinel/Milbemax/Interceptor (intestinal parasite control and heartworm prevention), while leading farm animal products include the farm fly control product Agita and the therapeutic anti-infective Denagard, an effective broad-spectrum antimicrobial used to treat and control bacteria in swine. Aquaculture products include vaccines and treatments mainly used in salmon farming. In March 2007, we completed the acquisition of the Japanese animal health business of Sankyo Lifetech Co., Ltd., expanding our presence in Japan, particularly in the rapidly-growing companion animal segment.

  •
  CIBA Vision is a global leader in the research, development, and manufacturing of contact lenses and lens care products. The business of CIBA Vision is conducted by affiliated companies in nearly 40 countries. CIBA Vision is committed to the research and development of innovative products, processes and systems. R&D efforts have produced lenses such as the Air Optix family of silicone hydrogel lenses, and Dailies daily disposable lenses. CIBA Vision is also the world's leading provider of color contact lenses to change and enhance eye color through products such as FreshLook lenses. In lens care, CIBA Vision has developed many innovative products, particularly multi-purpose solutions in one bottle such as Aquify/Solocare Aqua and the Clear Care/Aosept Plus peroxide system.

Principal Markets

        The principal markets for the Consumer Health Division are the US and Europe. The following table sets forth the aggregate 2008 net sales of the Consumer Health Division by region:

Consumer Health	2008 Net sales to third parties
	($ millions)	(%)
United States	1,714	29
Americas (except the United States)	503	9
Europe	2,732	47
Rest of the World	863	15

Total net sales	5,812	100

        Sales of our OTC Business Unit are marked by a high degree of seasonality, with our cough, cold and allergy brands significantly affected by the timing and severity of the annual cold and flu and allergy seasons. Sales of our Animal Health Business Unit's livestock segment can also fluctuate seasonally, and can be significantly affected by climatic and economic conditions, or by changing health or reproduction rates of animal populations. Sales of most of our other products are not subject to material changes in seasonal demand.

Production

        OTC: Products for our OTC Business Unit are produced by the business unit's own plants, strategic third-party suppliers and other Novartis Group plants (which are predominantly owned and operated by the Pharmaceuticals Division). The primary OTC plants are located in Lincoln, Nebraska; Nyon, Switzerland; and Humacao, Puerto Rico.

        Animal Health: Approximately 80% of our production volume is manufactured by third parties and Novartis affiliates in other divisions or business units. Animal Health has production facilities of its own located around the world, with main sites in Wusi Farm, China; Dundee and Braintree, UK; Larchwood, Iowa; Charlottetown, Canada; and Huningue, France.

        CIBA Vision: CIBA Vision has major production facilities in Batam, Indonesia; Duluth, Georgia; Des Plaines, Illinois; Grosswallstadt, Germany; Cidra, Puerto Rico; Singapore; Johor, Malaysia; and Mississauga, Canada. In 2008, CIBA Vision significantly streamlined its production processes, resulting in consistently high fulfillment rates.

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

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated, making supply never an absolute certainty. If we, or our third party suppliers, fail to comply fully with such regulations, then there could be product recalls or a government-enforced shutdown of production facilities, which in turn could lead to product shortages. Some of our production facilities are unionized, including some CIBA Vision facilities. CIBA Vision has experienced significant supply interruptions in the past and there can be no assurance that CIBA Vision's supply—or the supply of OTC or Animal Health—will not be interrupted again in the future as a result of unforeseen circumstances.

Marketing and Sales

        OTC: OTC aims to be a leading global participant in fulfilling the needs of patients and consumers for self-medication healthcare. Strong, leading brands and products, innovation led by a worldwide research and development organization, and in-house marketing and sales organizations are key strengths in pursuing this objective. We engage in general public relations activities, including media advertisements, brand websites and other direct advertisements of brands, to the extent permitted by law in each country. We distribute our products through various channels such as pharmacies, food, drug and mass retail outlets.

        Animal Health: Animal Health's products are mostly prescription-only treatments for both farm and companion animals. The major distribution channel is veterinarians either directly or through wholesalers of veterinary products. Primary marketing efforts are targeted at veterinarians using such marketing tools as targeted personal selling, printed materials, direct mail, advertisements, articles in the veterinary specialty press, and conferences and educational events for veterinarians. In addition, we engage in general public relations activities and media advertising, including brand websites and other direct advertisements of brands, to the extent permitted by law in each country.

        CIBA Vision: In most countries, contact lenses are available only by prescription. CIBA Vision lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. CIBA Vision's lens care products can be found in major drug, food, mass merchandising and optical retail chains in the US, Europe, Japan and elsewhere subject to country regulations. In addition, mail order and Internet sales of contact lenses are becoming increasingly important channels in major markets worldwide.

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

Research and Development

        OTC: In OTC, the focus of research and development activities is primarily on dermatology, analgesics, cough/cold/respiratory, gastrointestinal, and cardiovascular risk reduction (through smoking cessation programs). OTC also works closely with the Pharmaceuticals Division to evaluate appropriate products that can be switched from prescription to OTC status. The development of line extensions to leverage brand equities is also of high importance. These extensions can take many forms including new flavors, new galenical forms and more consumer-friendly packaging.

        Animal Health: Novartis Animal Health has dedicated research and development facilities in Switzerland, North America and Australia. The main focus for research is identification of potential new parasiticides and therapeutics in key areas of internal medicine. In addition, in the US and Canada, we devote resources to the quest for new vaccines for farm animals and cultivated fish. Also, our researchers exploit synergy with other Novartis businesses and collaborate with external partners to develop veterinary therapeutics and vaccines. Drug delivery projects, some in collaboration with external partners, concentrate on key treatment areas and aim to improve efficacy and ease of use.

        CIBA Vision: CIBA Vision invests substantially in internal research and development operations, which yield new chemistries, lens designs and surfaces, and processing technologies. These resources are complemented by licensing agreements and joint research and development partnerships with third parties. For contact lenses our key focus is in two areas: daily disposable lenses and silicone hydrogel lenses. In lens care, our development efforts focus on lens care solutions that complement silicone hydrogel contact lenses, and provide the safety, disinfecting and cleaning power needed to help maintain ocular health.

        In 2008, the Consumer Health Division continuing operations invested $313 million in research and development, which amounted to 5.4% of the division's net sales. Our Consumer Health Division invested $301 million and $260 million on research and development in 2007 and 2006 respectively,

Regulation

        OTC: For OTC products, the regulatory process for bringing a product to market consists of preparing and filing a detailed dossier with the appropriate national or international registration authority and obtaining approval in the US or registration in the EU and the rest of the world. See "—Pharmaceuticals—Regulation." In the US, in addition to the NDA process which is also used to approve prescription pharmaceutical products, an OTC product may be sold if the FDA has determined that the product's active ingredient is generally recognized as safe and effective. FDA makes this determination through a regulatory process known as the OTC Review. In the OTC Review, the FDA establishes, in a series of monographs, the conditions under which particular active ingredients may be recognized as safe and effective for OTC use. Pharmaceutical companies can market products containing these active ingredients without the necessity of filing an NDA and going through its formal approval process, so long as the company complies with the terms of the published monograph. Most countries also have a regulatory process for switching a particular pharmaceutical product from prescription to OTC status. These processes vary from country to country.

        Animal Health: The registration procedures for animal medicines are similar to those for human medicines. An animal drug application for product registration must be accompanied by extensive data on target animal and user safety, environmental fate and toxicology, efficacy in laboratory and clinical studies, information on manufacturing, quality control and labeling as well as on residues and food safety if applied to food-producing animals. In the US, animal health products are generally regulated by the FDA's Center for Veterinary Medicine. Certain product categories are regulated by the Environmental Protection Agency (EPA), and vaccines are under the control of the US Department of Agriculture (USDA). In the EU, veterinary medicinal products need marketing authorization from the competent authority of a member-state (national authorization) or from the EU Commission (community authorization) following either the Centralized Procedure, Mutual Recognition Procedure or the Decentralized Procedure. See "—Pharmaceuticals—Regulation."

        CIBA Vision: Contact lenses and lens care products are regulated as medical devices in the US, the EU and the majority of other regulated countries. In the US, extended wear contact lenses are considered Class III devices, for which a PMA application is submitted to FDA. Daily wear lenses and lens care products are considered Class II devices for which the manufacturer must submit a Premarket Notification 510(k) application. See "—Vaccines & Diagnostics—Regulation."

Intellectual Property

        Our Consumer Health businesses are strongly brand-oriented. As a result, we consider our trademarks to be of utmost value. Enforceable trademarks protect most of our brands in the majority of the markets where these brands are sold, and we vigorously protect these trademarks from infringement. Our most important trademarks are used in a number of countries. Local variations of these international trademarks are employed where legal or linguistic considerations require the use of an alternative.

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

        The following table sets forth our major production and research facilities.

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Ringaskiddy, Ireland	532,000	Drug substances, intermediates

Grimsby, UK	450,000	Drug substances, intermediates

Stein, Switzerland	358,000	Steriles, ampules, vials, tablets, capsules, transdermals

Basel, Switzerland—Klybeck	235,000	Drug substances, intermediates

Basel, Switzerland—Schweizerhalle	230,000	Drug substances, intermediates

Basel, Switzerland—St. Johann	225,000	Drug substances, intermediates, biopharmaceutical drug substance

Torre, Italy	200,000	Tablets, drug substance intermediates

Changshu, China	229,000	Drug substances, intermediates

Suffern, NY	61,000	Tablets, capsules, transdermals, vials

Kurtkoy, Turkey	51,000	Tablets, capsules, effervescents

Horsham, UK	14,400	Tablets, capsules

Sasayama, Japan	104,000	Tablets, capsules, dry syrups, suppositories, creams, powders

Huningue, France	112,000 (includes Animal Health facilities)	Suppositories, liquids, solutions, suspensions, biopharmaceutical drug substances

Singapore	29,262	Bulk tablets

Wehr, Germany	58,000	Tablets, creams, ointments

Barbera, Spain	51,000	Tablets, capsules

Chang Ping, China	28,000	Tablets, capsules, gel

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Vacaville, CA	1,300	Diagnostic component; biopharmaceutical drug substance

Liverpool, UK	62,000	Influenza vaccines

Ankleshwar, India	11,000	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Sandoz
Taboão da Serra, Brazil	501,000	Capsules, tablets, syrups, suppositories, suspensions, creams, drop solutions, powders

Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Barleben, Germany	95,000	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms

Broomfield, CO	60,000	Broad range of finished dosage forms

Kalwe, India	47,000	Broad range of finished dosage forms

Mahad, India	43,000	Active drug substances

Gebze, Turkey	42,000	Broad range of finished dosage forms

Cambé, Brazil	32,000	Broad range of finished dosage forms

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Wilson, NC	31,000 (production and R&D facilities)	Broad range of finished dosage forms

Rudolstadt, Germany	23,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Stryków, Poland	20,000	Broad range of finished dosage forms

Kolshet, India	20,000 (production and R&D facilities)	Generic pharmaceuticals

Boucherville, Canada	14,350 (production and R&D facilities)	Injectable products

Consumer Health
OTC
Lincoln, NE	46,000 (production and R&D facilities)	Tablets, liquids, creams, ointments, capsules, patches

Nyon, Switzerland	15,000 (production and R&D facilities)	Liquids and creams

Humacao, Puerto Rico	8,000	Tablets, capsules, medicated chocolates, softgels and Thin Strips

Animal Health
Wusi Farm, China	39,000	Insecticides, antibacterials, acaricides, powders

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals

Dundee, UK	11,000	Packaging, formulation of liquids, solids, creams, sterile filling

Braintree, UK	6,000	Veterinary immunologicals

Huningue, France	5,000	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

Charlottetown, Canada	2,700	Veterinary immunologicals for aquaculture

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

CIBA Vision
Johor, Malaysia	35,000	Contact lenses

Duluth, GA	34,000	Contact lenses

Pulau Batam, Indonesia	27,000	Contact lenses

Des Plaines, IL	27,000	Contact lenses

Singapore	19,000	Contact lenses

Cidra, Puerto Rico	6,000	Contact lenses

Toronto, Canada	15,000	Lens care products

Major Research and Development Facilities:

Pharmaceuticals
East Hanover, NJ	177,000	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000	General pharmaceutical products

Cambridge, MA	88,000	General pharmaceutical products

Horsham, UK	38,000	Respiratory and nervous system diseases

Emeryville, CA	(included in Vaccines and Diagnostics facilities)	Oncology

Shanghai, China	5,000	Oncology

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Cambridge, MA	8,500	Vaccines

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Sandoz
Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech processes, innovations in antibiotic technologies

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms and new delivery systems

Wilson, NC	31,000 (production and R&D facilities)	Broad range of finished dosage forms

Rudolstadt, Germany	23,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Holzkirchen, Germany	17,000	Broad range of innovative dosage forms, including implants and transdermal therapeutic systems

Boucherville, Canada	14,350 (production and R&D facilities)	Injectable products

Kolshet, India	20,000 (production and R&D facilities)	Generic pharmaceuticals

Consumer Health
OTC
Lincoln, NE	44,870 (production and R&D facilities)	Tablets, capsules, liquids, ointments, creams and high potent compounds
Nyon, Switzerland	15,000 (production and R&D facilities)	Over-the-counter medicine products

Thane, India	2,000 (R&D facilities)	Tablets, capsules, powders,creams, ointments, oral liquids

Animal Health
St. Aubin, Switzerland	26,000	Parasiticides, therapeutics for companion and farm animals

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Yarrandoo, Australia	3,000	Animal Health products

Basel, Switzerland	2,000	Animal Health products

CIBA Vision
Duluth, GA	13,000	Vision-related medical devices

Grossostheim, Germany	4,000	Vision-related medical devices

        Progress is being made in the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. Research and Development now accounts for a greater proportion of our activities at the site, and therefore changes needed to be made to the Campus, since the site had been designed primarily for pharmaceuticals production. Through December 31, 2008, the total amount paid and committed to be paid on the Campus Project is $1.5 billion. We expect that, through 2015, we will spend more than $2.6 billion on the Campus and to transfer production facilities from the Campus to other sites in the Basel region. We intend to fund these expenditures from internally developed resources.

        In 2007, our Pharmaceuticals Division opened a new pharmaceuticals manufacturing facility in Singapore. The plant manufactures solid dosage forms (tablets) of existing and new Novartis products. When fully operational, our investment in this facility is expected to total approximately $180 million. Also in 2007, we announced plans to invest in a new large-scale cell culture plant in Singapore. Following completion of the basic design of the facility in early 2008, the project was put on hold but could be resumed depending on the development of the biopharmaceutical pipeline.

        In 2008, our Pharmaceuticals Division invested approximately $63 million in a new production facility in Changshu, China, mainly to support the production of Tekturna/Rasilez. Commercial production is expected to commence in 2009.

        Pre-production activities have commenced in our recently-extended Pharmaceutical Plant in Chang Ping, China. The total investment in this upgraded facility is expected to be approximately $24 million. The plant will support supply of our malaria treatment Coartem to the World Health Organization (WHO), in addition to supplying the local Chinese market with a diverse product portfolio.

        In April 2007, NIBR opened a start-up facility for our new R&D center in Shanghai, China. This 5,000 square meter laboratory is home to approximately 125 Research and Development scientists. In 2008, we broke ground on a new facility that will be home to approximately 400 R&D scientists and approximately 400 other Pharmaceuticals Division personnel. An initial investment of $100 million is planned for the construction of the two facilities.

        In September 2008, the Vaccines and Diagnostics Division inaugurated its new virology research center in Cambridge, Massachusetts. This 8,500 square meter facility which houses a state-of-the-art BSL3 laboratory will be home to 220 Research and Development scientists. In June 2008, the division also broke grounds on a new rabies and tick-borne encephalitis manufacturing facility in Marburg, Germany which is expected to require a total investment of approximately $250 million. Work continued on the division's cell culture-based manufacturing site in Holly Springs, North Carolina. To date, the total amount spent on the project is $350 million. The total investment in this new facility is expected to be least $600 million, partly supported by grants from the US government.

        In 2008, CIBA Vision closed the specialty lens manufacturing facility in Grosswallstadt, Germany, and moved the related operations to its production facility in Cidra, Puerto Rico.

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

Item 4A.    Unresolved Staff Comments

  Not applicable

Item 5.    Operating and Financial Review and Prospects

5.A  Operating Results

        This operating and financial review should be read together with the Group's consolidated financial statements in this Form 20-F. The consolidated financial statements and the financial information discussed below have been prepared in accordance with IFRS as published by the IASB.

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative medicines, preventive vaccines and diagnostic tools, generic pharmaceuticals and consumer health products. Novartis is the only company to have leadership positions in each of these areas.

        The Group's businesses are divided into four global operating divisions:

  •
  Pharmaceuticals: Innovative patent-protected pharmaceuticals

  •
  Vaccines and Diagnostics: Human vaccines and blood-testing diagnostics

  •
  Sandoz: Generic pharmaceuticals

  •
  Consumer Health: OTC (Over-the-Counter medicines), Animal Health and CIBA Vision (contact lenses and lens-care products)

        Our strategy is to strengthen this healthcare portfolio through sustained investments in innovation as well as targeted acquisitions. In April 2008, Novartis announced an agreement with Nestlé S.A. providing the right to acquire 77% majority ownership of Alcon Inc. (NYSE: ACL), the world leader in eye care, in a two-step process. The potential value of these transactions is up to approximately $39 billion. In July 2008, the first step was completed when Novartis acquired a 25% stake for $10.4 billion in cash. In the optional second step, Novartis has the right to acquire Nestlé's remaining 52% majority stake between January 1, 2010, and July 31, 2011, for a fixed price of $181 per share, or approximately $28 billion. During this period, Nestlé has the right to require us to buy its remaining stake at a 20.5% premium to Alcon's share price at that time, but not exceeding $181 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

        Results from continuing operations in 2008, 2007 and 2006 exclude contributions from the Medical Nutrition and Gerber Business Units, which were divested in 2007 and resulted in a combined after-tax divestment gain of $5.2 billion. The sale of these businesses in separate transactions to Nestlé S.A. completed the divestment of remaining non-healthcare businesses. Both were previously included in the Consumer Health Division, but are now classified as discontinued operations in the consolidated financial statements.

        Novartis achieved net sales of $41.5 billion in 2008 from continuing operations, up 9% (+5% in local currencies, or lc). Pharmaceuticals delivered accelerating growth while overcoming the 2007 challenges from the entry of generic competition for some products in the US and the suspension of Zelnorm. Important contributions from other businesses—particularly Vaccines and Diagnostics and Consumer Health—further supported the performance.

        Operating income from continuing operations advanced 32% to $9.0 billion based on the solid business expansion and productivity gains from Forward, the Group-wide efficiency initiative launched in December 2007. Results in 2007 included approximately $1.0 billion of exceptional charges ($590 million for the Corporate environmental provision increase and $444 million in Forward restructuring charges). Excluding these two charges, operating income was up 15% in 2008.

        Net income from continuing operations grew 25% to $8.2 billion, at a slower pace than operating income mainly due to an unusually low tax rate in 2007 as well as the start of financing costs in July 2008 for the 25% Alcon investment. Excluding the above exceptional charges in 2007, net income rose 11% in 2008. Basic earnings per share from continuing operations were up 28% to $3.59 from $2.81 in 2007 on fewer outstanding shares.

        Headquartered in Basel, Switzerland, the Group employed approximately 96,700 full-time equivalent associates as of December 31, 2008, and has operations in approximately 140 countries around the world.

FACTORS AFFECTING RESULTS OF OPERATIONS

        A number of key factors influence the Group's results of operations and the development of our businesses.

        The global healthcare market is expected to continue growing due to long-term demographic and socioeconomic trends worldwide. Both in industrialized countries and emerging markets, the aging of the population, along with sedentary lifestyles and poor nutritional habits, are producing a rising incidence of chronic diseases. These and other factors are prompting greater use of medicines. At the same time, new medicines and healthcare products are being developed to better treat many diseases as a result of technological advances and consistent investments in innovation.

        The growing burden of healthcare costs as a percentage of Gross Domestic Product in many countries, however, is placing intense pressure on governments and payors to control spending even more tightly. Deteriorating economic conditions are a complicating factor, and signs are emerging that the current economic slowdown may have a more negative impact on healthcare expenditures than in past recessions, in part due to the ongoing shift of costs to patients.

        As a result, the healthcare industry operates in an ever-more challenging environment as government-controlled authorities around the world and managed-care providers in the US are stepping up actions to cut costs and restrict access to higher-priced new medicines. Some generic drug manufacturers, meanwhile, have become more aggressive in challenging intellectual property rights for patented medicines. At the same time, investments needed for the Research & Development of new medicines have risen dramatically, in part because of increasing scrutiny of drug safety and efficacy.

        In response to this fast-changing environment, Novartis has built up its presence in businesses that go beyond the traditional focus on patent-protected medicines. These areas include preventive vaccines and diagnostics, generic pharmaceuticals and consumer health products. We have invested heavily in all of these businesses through internal initiatives intended to drive organic growth as well as through acquisitions, and will continue to do so in the future.

        Novartis believes this diversified portfolio focused solely on healthcare best addresses the needs of patients and customers, providing a broad range of products that offer important treatment benefits while helping to reduce overall healthcare costs. A growing number of patients, physicians and payors worldwide can benefit from this range of products offered by Novartis. These include new medicines seeking to offer improved efficacy and safety (Pharmaceuticals), preventive vaccines and diagnostic tools (Vaccines and Diagnostics), off-patent generic pharmaceuticals (Sandoz), and readily available products to support day-to-day health (Consumer Health).

        This strategy also helps Novartis to mitigate the negative impact of economic challenges faced by healthcare systems and many patients, particularly in the area of patent-protected medicines. It also offers attractive opportunities for future growth in these attractive market segments.

Fundamental Drivers Remain Strong

        With demographics and socioeconomic developments driving long-term growth in demand for healthcare, Novartis expects its businesses to keep expanding in the coming years, both in the established markets of the US, Western Europe and Japan, as well as in many emerging markets.

Aging Population Faces Increasing Healthcare Needs

        The elderly represent a growing proportion of the world's population, a result of increasing life expectancy and declining birth rates. Nearly 500 million people worldwide were age 65 and older in 2006, and this number is expected to increase to one billion by 2030, according to a study published in 2007 by the US National Institute of Aging and the US Department of State. According to this study, the proportion of elderly people in the US is projected to rise to 13% from 8% by 2030, surpassing the number of children in the coming decade. In addition, the numbers of people over age 85 are increasing rapidly. While the elderly represent a greater percentage of the population in developed countries, older populations are generally growing more rapidly in the emerging markets. The increase in life expectancy is partly due to improved healthcare, but the aging of the population also creates increasing medical costs for governments, healthcare systems and patients since studies show the incidence of disease, and use of medicines, rises with age.

        Novartis has many products in its portfolio that could provide benefits to the aging population by treating diseases and conditions that disproportionately afflict this group, including cardiovascular disease, cancer, Alzheimer's disease, osteoporosis, age-related macular degeneration and seasonal influenza.

Emerging Markets Grow Faster than Developed Countries

        At a time of slowing pharmaceuticals sales growth in many industrialized countries, the longer-term economic expansion in several emerging markets has led to higher growth rates and an increasing contribution to the industry's global performance. According to IMS Health, a leading provider of industry information, the global pharmaceuticals market (both patent-protected and generic pharmaceuticals) is expected to grow 4.5-5.5% in 2009, at a similar pace compared to 5-6% in 2008. However, the 2009 forecast is slower than the 6-7% seen in 2007, and also below growth rates in previous years. The industry's sales in 2009 are expected to exceed $820 billion.

        Key trends of recent years—including faster growth in emerging markets, tougher regulation and cost-control measures, and patent expirations for many top-selling branded drugs—may become even more prominent in 2009 and the future.

        Among developed markets, the US—the world's largest pharmaceuticals market—is forecast by IMS to grow only 1-2% in 2009 to about $285 billion, due in part to economic conditions as well as patent expiries and fewer new product launches. The top five European countries (France, Germany, Italy, Spain and the United Kingdom) are forecast to grow 3-4% in 2009, tempered by the increasing use of health benefit assessments, government cost-containment efforts and economic conditions.

        At the same time, the seven leading emerging markets—Brazil, China, India, Mexico, Russia, South Korea and Turkey—are forecast by IMS to grow in 2009 at a combined 14-15% pace to about $110 billion in annual sales. These countries are benefiting from increasing government spending as a percentage of Gross Domestic Product on healthcare as well as broader public and private funding to improve access to medicines.

        Novartis continues to take actions to increase its presence in a number of high-priority emerging markets, particularly China, Russia, South Korea and Turkey in the Pharmaceuticals Division, while implementing new business models in other emerging markets. Emerging markets, which accounted for approximately 24% of the Group's net sales in 2008, are expected to make increasingly significant contributions to future long-term results of operations.

Lifestyle Changes Boost Prevalence of Chronic Illnesses

        Economic growth and change in nutritional habits have led to changes in lifestyles, both in industrialized and emerging countries. Surveys show people in general have become more sedentary and have adopted dietary habits that have in turn increased the risks of disease. These trends have led to a rapid rise in the incidence of chronic illnesses such as obesity, cardiovascular disease, diabetes, cancer and lung disorders. A World Health Organization report in October 2008 noted that heart attacks and related problems remain the world's top killer, claiming 29% of people who die each year, followed by infectious diseases and cancer. Novartis offers many products to help patients with chronic diseases, and will continue to make significant R&D investments into new treatments.

Scientific Advances Drive the Discovery of New Medicines

        Ongoing developments in technologies and the understanding of diseases are laying a foundation for the creation of new treatments for medical conditions for which none currently exist or where current treatment options are inadequate. R&D investments by the global pharmaceuticals industry have risen more than tenfold during the last 20 years, according to the US industry trade association PhRMA, leading to a significant increase in the number of drugs in development pipelines.

        Based on recent advances in technologies, particularly the analysis of human genome data, the number of drugs in development is expected to rise further based on improving information about the role of specific genes and proteins in the human body. Like other research-based pharmaceutical companies, we are making major investments in these new technologies. These could have a fundamental effect on product development and, in turn, could affect future results of operations.

Increasingly Challenging Business Environment

        While the overall healthcare market has grown steadily, the competitive operating environment is becoming even more challenging. Factors include increasing cost pressures from payors, the threat of patent expirations for leading products, a period of relatively low industry-wide R&D productivity and increasing scrutiny of drug safety by regulatory agencies. Novartis believes it is well-positioned to address these challenges.

Pressure of Patent Expirations and Generic Competition

        The pharmaceuticals industry faces a continuing high level of patent expirations, with branded products representing approximately $24 billion in combined annual sales set to lose patent protection in 2009, similar to levels seen in recent years, according to IMS Health.

        Given the ongoing pressure of patent expirations, innovation is critical to the success of companies like Novartis. Sustainable growth can come only by discovering and developing new products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. Our ability to gain regulatory approvals, and then successfully secure and defend intellectual property rights is particularly important for the Pharmaceuticals Division. The loss of exclusivity for one or more important product—due to patent expiration, generic challenges, competition from new branded products or changes in regulatory status—could have a material negative impact on the Group's results of operations.

        Novartis takes active steps to defend its intellectual property rights, including initiating patent infringement lawsuits against generic drug manufacturers and, to a lesser degree, against other research-based pharmaceutical companies. Some generics manufacturers, however, are increasingly conducting "at risk" launches of products before final resolution of legal challenges for patent infringement.

        In 2008, sales of four Novartis pharmaceutical products—Lotrel (high blood pressure), Lamisil (fungal infections), Trileptal (epilepsy) and Famvir (viral infections)—continued to lose sales following the start of generic competition in the US during 2007. As a result of generic competition, combined net sales for these products in the US declined from $2.6 billion in 2006 to $1.6 billion in 2007, and further to $536 million in 2008. This sharp reduction had an adverse effect on the results of operations of the Pharmaceuticals Division in 2007 and 2008.

        Our three best-selling products—Diovan (high blood pressure), Gleevec/Glivec and Zometa (both for cancers)—could potentially face significant competition in the coming two to six years in various markets, particularly the US and Europe. Competition could come in a number of forms: patent challenges, the entry of generic versions of another medicine in the same therapeutic class, or the regular expiration of patents. In particular, the patent on our top-selling drug, Diovan, expires in major European Union countries during 2011 and in the US in September 2012. In addition, sales of Diovan may begin to erode earlier in certain EU countries and the US ahead of a competitor product, Cozaar®, becoming the first branded medicine in this therapeutic class to lose market exclusivity (EU: 2009, US: 2010). Similarly, zoledronic acid, the active ingredient in Zometa as well as in Aclasta/Reclast (osteoporosis), is currently the subject of US patent litigation, with the possibility of an "at risk" launch by one or more generic competitors as early as the end of 2010. The loss of exclusivity for any one of these products could have a material adverse effect on the Group's business, financial condition and results of operations.

        In addition to Zometa and Aclasta/Reclast, key products in the Pharmaceuticals Division that are the subject of ongoing US patent litigation include Femara (breast cancer), Lescol (high cholesterol), Focalin/Ritalin LA (Attention Deficit/Hyperactivity Disorder) and Comtan/Stalevo (Parkinson's disease). The loss of exclusivity for some of these products could have a significant adverse effect on the results of operations of the Pharmaceuticals Division. In addition, Neoral (transplantation) and Voltaren (pain), which are still among the Pharmaceuticals Division's top-ten selling products and had combined net sales of $1.8 billion in 2008, have encountered generic competition for some time in many markets. Although these products continue to generate relatively stable results, future sales from these products may decline further, which in turn could have an adverse effect on the Pharmaceuticals Division's business, financial condition and results of operations.

Regulatory Approvals Drop and Scrutiny of Safety Rises

        Although scientific advances continue to lead to breakthroughs for patients, the pharmaceuticals industry has suffered from a dearth of regulatory approvals for new drugs in recent years. For example, the FDA approved only 18 entirely new drugs (new molecular entities) in 2007, one of the lowest single-year totals since 1983, when there were 14 new approvals. New product approvals for the industry are expected to remain low, with only 25-30 new molecular entities slated for launch in 2009, which follows FDA approvals for 24 brand new medicines in 2008, according to IMS Health. This decline in productivity comes at a time when the worldwide pharmaceuticals industry is spending more than $40 billion each year on R&D activities.

        Following widely publicized issues such as the Merck & Co. recall of its pain medicine Vioxx® in 2004, healthcare regulators are increasingly focusing on product safety and efficacy as well as the risk/benefit profile of developmental drugs. Regulators are requiring more clinical trial data, with a significantly higher number of patients and more detailed analyses. As a result, obtaining regulatory approvals has become more challenging for pharmaceutical companies. In addition, maintaining regulatory approvals has become increasingly expensive as companies are now required to gather far more detailed safety and other clinical data on products after approval.

        Similar to our industry peers, Novartis has suffered setbacks in recent years in gaining regulatory approvals for new products as well as being able to keep products on the market, primarily in the Pharmaceuticals Division. For example, in March 2007, we received an "approvable" letter from the FDA regarding Galvus (diabetes), which required Novartis to conduct additional major clinical trials to obtain US regulatory approval. Although Galvus was subsequently approved in the EU, a resubmission for US approval is not planned. Separately, in the second half of 2007, Prexige (osteoarthritic pain) was withdrawn in Australia and the EU based on post-marketing reports of serious liver side-effects, including two deaths in Australia, allegedly associated with long-term uses of higher doses. This product was subsequently withdrawn from remaining markets during 2008.

Pressure to Reduce Drug Prices and Increase Access to Medicines

        Prices for healthcare products, primarily patented medicines, continue to stir significant political debate in both industrialized and developing countries. These debates focus on the relative costs of medicines at a time of rapidly rising overall expenditures for healthcare and an economic slowdown. As a result, payors—primarily government-controlled agencies as well as insurance companies and managed care organizations in the US—have been exerting pressure for some time to cut prices, urging physicians to use more generics and restricting access to new medicines. Patients also are being forced to pay a larger contribution toward their own healthcare costs, which has limited the growth of patented pharmaceuticals in countries such as the US. At the same time, this trend has led to growth in the use of OTC and generic pharmaceuticals, market segments in which Novartis is one of the world leaders.

Other Novartis Businesses Face Competition

        Businesses in the Novartis portfolio outside of the Pharmaceuticals Division also face their own challenges.

Sandoz

        The strong longer-term growth outlook for the generic pharmaceuticals market and the ongoing loss of exclusivity for several important industry products can create significant opportunities for Sandoz, but competition in this industry is very intense. Sandoz believes it has competitive advantages based on leadership positions in the world's top generics markets, active in countries covering 90% of the world's population, as well as its track record in gaining regulatory approvals for "difficult-to-make" generics that apply advanced technologies or are challenging to manufacture.

        However, many of the division's products are considered commodities, with multiple sellers competing aggressively on price. In addition, pressure is increasing in some markets, particularly Europe and the US, to further reduce prices for generic pharmaceuticals. These pressures stem both from government regulations and various distributors that are aggressively seeking to increase their profit margins at the expense of generics manufacturers.

        Finally, a number of factors have tended to limit the availability or decrease the value of marketing exclusivity periods granted to generics companies in certain markets. These can be a significant source of revenue for generics companies, particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act. Among the negative factors are aggressive steps taken by branded pharmaceuticals companies to counter the growth of generics, and increased competition among generics companies to achieve these periods of exclusivity. Pricing pressures and efforts by competitors of Sandoz have had, and likely will continue to have, a negative influence on the Division's results of operations.

Vaccines and Diagnostics

        In the Vaccines and Diagnostics Division, the demand for some products such as influenza vaccines is seasonal, while the demand for others such as pediatric combination vaccines depends upon birth rates in developed countries and emerging markets. Some vaccines that make an important contribution to the division's net sales and profits, particularly the key influenza vaccines, are considered commodities, meaning there are few therapeutic differences among products offered by a number of competitors. In addition, the seasonal influenza vaccine market suffered from price erosion in 2008 amid an oversupply of vaccines across the industry. The ability to develop differentiated, effective and safe vaccines, to gain approval for inclusion in national immunization recommendation lists, and to then consistently produce and deliver high-quality vaccines in time for the relevant disease seasons are critical to the success of this business.

Consumer Health

        Consumer spending, economic conditions, intense competition and efforts in many countries to shift healthcare costs to patients are among factors influencing results in the Consumer Health Division, which relies on consumer acceptance and loyalty to leading products brands in order to generate growth. The OTC Business Unit, which ranks No. 4 in this segment, faces significant competition from other major healthcare companies as well as from growing use in the US of so-called "private label" brands (consumer products sold by major retailers under own-label brands). In Animal Health, changes in the number of companion animals being maintained in consumer households in key geographic regions (particularly the US and Europe) can influence results, while the farm animal business continues to be affected by the global farming crisis. In CIBA Vision, trends in the use of contact lenses are dependent upon various factors that include economic cycles, consumer acceptance of new and existing products, innovations in contact lens technologies and consumer preference in general for these products.

Legal proceedings may have a significant negative effect on our results of operations

        In recent years, the industries of which we are a part have become important targets of litigation around the world, especially in the US. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental and tax litigation claims, government investigations and intellectual property disputes. As a result, we may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable, and large verdicts sometimes occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

Patent Litigation

        Our Pharmaceuticals Division frequently defends its patents against challenges by our competitors. Should we fail to successfully defend our patents, we will be faced with generic competition for the relevant products, and a resulting loss of revenue.

        At the same time, our Sandoz Division may, from time to time, seek approval to market a generic version of a product before the expiration of patents claimed by one of our competitors for the branded product. We do this in cases where we believe that the relevant patents are invalid, unenforceable, or would not be infringed by our generic product. As a result, we frequently face patent litigation, and in certain circumstances, we may elect to market a generic product even though patent infringement actions are still pending. However, these so-called "at-risk" launches could result in Sandoz facing substantial damages if we do not prevail in litigation.

        The CIBA Vision Business Unit of our Consumer Health Division also has been required to defend its patents against frequent challenges by competitors.

Pricing Litigation

        The US subsidiaries of our Pharmaceuticals and Sandoz Divisions are the subjects of separate lawsuits brought by private plaintiffs and state and local government entities alleging that they have fraudulently overstated the Average Wholesale Price and "best price," which are, or have been, used by the US federal and state governments in the calculation of, respectively, US Medicare reimbursements and Medicaid rebates. A limited number of similar actions have been brought to trial to date against various pharmaceutical companies, including one against our subsidiary in the Pharmaceuticals Division, and in certain instances, substantial damages have been awarded. Recent damage awards are on appeal. Should we fail to successfully defend the cases against us, we could face substantial damages if the final court decision is adverse to us.

Governmental Investigations

        Governments and regulatory authorities have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, antitrust and trade restrictions. Our businesses have been subject, from time to time, to such governmental investigations and information requests by regulatory authorities. For example, we are cooperating with civil and criminal investigations currently being undertaken by the US Attorney's Office into allegations of potential off-label promotion of our epilepsy drug Trileptal. While the outcomes of government and regulatory investigations are unpredictable, they are costly, divert management from our business and may affect our reputation. In some instances, the inherent uncertainty of litigation, the resources required to defend against governmental actions and the risk to reputation as well as of potential exclusion from US federal government reimbursement programs have contributed to decisions by companies in our industry to enter into settlement agreements with governmental, and particularly federal, authorities. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties up to treble damages. In addition, settlements of healthcare fraud cases typically involve corporate integrity agreements that are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Adverse judgments or settlements in any of these cases could have a material adverse effect on our business, financial condition and results of operations.

Novartis Strategies for Sustainable Growth

        Novartis believes it has one of the best portfolios to address the demands of the dynamically changing healthcare environment.

        We are implementing longer-term strategic initiatives to create sustainable growth. Key actions include strengthening our healthcare portfolio, driving innovation through R&D investments, expanding in high-growth markets and improving operational efficiency.

Selectively Strengthen Healthcare Portfolio

        Each of the four divisions is expected to play a significant role in the future success of the Group, providing opportunities for growth by offering a range of medicines and vaccines to patients, physicians and payors. We will continue to evaluate internal and external opportunities to improve the competitiveness of these businesses and better position the Group for success. The strong performances of the Vaccines and Diagnostics and Sandoz Divisions in recent years reflect the positive impact of significant investments. The focused diversification also helps to balance industry risks.

Innovative Medicines

        The aim of the Pharmaceuticals Division is to provide patients and physicians with new and better medicines that deliver improved efficacy and fewer side-effects as well as to address unmet medical needs. Novartis ranks as one of the top 10 companies worldwide based on sales of patent-protected medicines, with leading positions in cardiovascular and cancer treatments and an expanding presence in neuroscience. Viewed as having one of the most respected pipelines in the industry, we will continue to invest heavily in Research & Development. We are also reviewing ways to more efficiently support new product launches by using new selling models and advanced marketing tools, particularly in the US and Europe. We are also committed to being a preferred partner for strategic alliances with biotechnology companies, both for development compounds and new technologies, and these collaborations will remain important to future business developments.

Prevention

        The Vaccines and Diagnostics Division markets vaccines as well as blood-testing diagnostic tools that protect against many life-threatening diseases, providing access to the fast-growing human vaccines market. This division was created in April 2006 following the Group's acquisition of the remaining stake in Chiron Corporation not already held by Novartis. We further strengthened this business in September 2007 by entering into a strategic R&D alliance with Intercell, an Austrian biotechnology company focused on vaccines development.

Cost-Saving Alternatives

        Sandoz markets generic products that replace branded medicines after patent expiry, providing cost-effective alternatives for patients, physicians and payors. With the acquisition in 2005 of two leading generic pharmaceuticals companies (Hexal AG and Eon Labs, Inc.), Sandoz became the world's second-largest generics company. Competitive advantages include strengths in difficult-to-make generics, particularly extended-release formulations of medicines and biosimilars (follow-on versions of previously approved biotechnology drugs). Given these capabilities, which provide access to higher-value areas of the generic pharmaceuticals market, Sandoz is expected to become an increasing contributor to our future results of operations.

Patient and Consumer Empowerment

        The Consumer Health Division comprises the OTC, Animal Health and CIBA Vision Business Units, all of which provide high-quality consumer healthcare products with well-known brands. These businesses have gained market share in their respective segments through a focus on strategic brands, product innovation and expansion in emerging markets. While divesting non-healthcare activities, these three businesses have been strengthened through targeted acquisitions. For example, the North American rights to various OTC products were acquired in 2006 from Bristol-Myers Squibb Co., while the acquisition of Sankyo Lifetech's animal health business in Japan in 2007 expanded the geographic presence of Animal Health.

Step Up Innovation

        Maintaining a competitive advantage in the healthcare industry requires significant R&D investments. The ability of Novartis to continue to grow all of our businesses and replace sales lost due to the end of exclusivity for important products depends upon the capability of the Group's R&D activities to identify and develop high-potential products and bring them quickly to market.

        Like our competitors in the healthcare industry, Novartis will continue making significant investments in drug discovery. We are also taking steps to accelerate R&D activities throughout the Group and to find ways to lower attrition rates among pipeline products in the final stages before regulatory approvals. For example, a reorganization of the Pharmaceuticals Development organization that started in late 2007 has strengthened project focus, streamlined organizational structures and simplified decision-making processes.

        Novartis has been building its innovative position by building capabilities and expertise in biologic therapies, which now represent 25% of our preclinical pharmaceuticals research portfolio. Biologic treatments, often referred to as "large molecules," are made from living cells and stimulate a response against specific disease targets. They often are intended to treat diseases that have been difficult to treat with "small molecule" medicines based on chemical substances. Novartis formed the Novartis Biologics Unit in 2007, establishing a dedicated innovation team with a strong biotech culture in the areas of discovery and development unique to biologics. The unit has full access to the extensive Novartis R&D organization and multiple therapeutic areas.

        The quality of our current development pipeline reflects investments made in the Group's own R&D activities, in many cases more than 10-20 years ago, as well as recent acquisitions and licensing collaborations. We have consistently had one of the highest R&D investment rates as a percentage of net sales in the industry, reflecting our commitment to bringing innovative and differentiated products to patients with novel therapeutic benefits.

        Our Pharmaceuticals Division uses up to one-third of its annual R&D expenditures to reach licensing agreements with other companies, particularly specialized biotechnology firms, to co-develop promising compounds. These collaborations enable us to capitalize on the potential of these compounds and to expand our development pipeline. Complementing internal R&D activities, Novartis (like other companies) has entered into a significant number of alliances in recent years. Equity investments are sometimes made in a licensing partner, or a decision is made to fully acquire a company to gain exclusive access to novel compounds. The industry-wide decline in R&D productivity in recent years, however, has led to increasing competition for collaborations with specialized players at the forefront of their fields. Funding requirements for R&D activities are likely to continue to grow in the future and are expected to continue rising at a faster rate than net sales. These investments, however, are critical to our continuing success. In 2008, we invested $7.2 billion in R&D activities throughout the Group, a 12% increase over 2007 and representing 17.4% of net sales.

Expand in High-Growth Markets

        Novartis is expanding in high-growth markets around the world, particularly in a number of the seven leading countries of Brazil, China, India, Mexico, Russia, South Korea and Turkey identified by IMS Health as important to the healthcare industry. Even in light of the weakened economic conditions in some of these countries, these long-term investments are crucial to capturing market share and being well-positioned for the eventual economic recovery.

        Novartis has been taking significant actions to increase its presence in a number of these priority markets as well as adapting commercial models to better meet the needs of other emerging markets. A new cross-divisional operation was created in 2007 to accelerate growth in smaller emerging markets and better position the presence of all Novartis products. These areas include Northern and Sub-Saharan Africa, Central Asia and some countries in Southeast Asia. The Pharmaceuticals Division is also undertaking aggressive investments to accelerate growth in China, Russia, South Korea and Turkey, while Sandoz continues to expand its leadership in Central and Eastern Europe.

        In 2008, Novartis generated approximately 64% (2007: 66%) of the Group's net sales from continuing operations in the world's seven largest developed markets, while 10% (2007: 9%) of net sales came from these seven leading emerging markets listed above. At the same time, combined net sales in these seven priority emerging markets grew 18% in local currencies (lc) in 2008 compared to 1% lc growth in the seven largest developed markets. Emerging markets in general accounted for approximately 24% of the Group's net sales in 2008 compared to 22% in 2007. As a result, emerging markets are expected to make increasingly significant contributions to our future results of operations.

Improve Organizational Efficiency

        Novartis is constantly exploring ways to improve productivity. In particular, we are taking actions to improve our competitiveness in a fast-changing healthcare environment through Forward, a Group-wide initiative that has streamlined organizational structures and changed the way the Group operates. This initiative is expected to generate significant cost savings and help prepare Novartis for future growth. At the same time, we will continue investing in higher-value activities, particularly R&D in new biological therapies and expansion in key emerging markets.

        As part of this initiative started in December 2007, Novartis has been streamlining and simplifying organizational structures in the corporate headquarters as well as in the Pharmaceuticals and Consumer Health Divisions. These initiatives have removed management layers, eliminated structural duplications and reduced resources used for general and administrative functions. We are also evaluating and optimizing supply networks worldwide. Initiatives are also progressing rapidly to standardize and streamline shared functions such as procurement, information technology and financial transaction processing to generate benefits in cost management and economies of scale. Some administrative activities also are being outsourced or transferred to lower-cost countries.

        Through these initiatives, which are designed to maximize resources available to support ongoing profitable growth, the aim is to reduce the Group's cost base by approximately $1.6 billion by 2010 compared to 2007 levels. Annual cost savings of approximately $1.1 billion were achieved in 2008, exceeding the planned target of $670 million, mainly on the strength of accelerated procurement savings.

        In order to implement these efficiency measures, Novartis recorded a restructuring charge of $444 million in 2007 that included plans for the reduction of approximately 2,500 full-time equivalent positions, or approximately 2.5% of the Group's worldwide workforce at the end of 2007. A majority of these reductions were achieved through natural attrition and vacancy management, with all of these actions done in a socially responsible manner.

        Separate initiatives are underway to find more efficient marketing approaches to support new product launches. A strong marketing message and rapid penetration of multiple geographic territories are vital for a product to attain peak sales as quickly as possible before the loss of patent protection or the entry of competitive products. We continually evaluate our marketing models in the divisions and adjust the composition of sales forces, as appropriate.

        As the US market becomes more complex, a new program called the Customer Centric Initiative was launched in October 2008 to implement a new regional US business model in the Pharmaceuticals Division that will better address customer needs and increasing differences among the needs of local markets. Five new regional units have been created with cross-functional responsibility for the full primary care product portfolio, replacing nationally managed sales forces. This new model is designed to be more effective at driving sales growth by better meeting the diverse and specific needs of customers as well as deploying resources more efficiently. As part of this initiative, approximately 550 full-time equivalent positions were eliminated in the US sales organization in a socially responsible manner, with more than half achieved by not filling vacant positions. The new organization started on January 1, 2009. A one-time charge of $19 million was taken in the fourth quarter of 2008, with annual cost savings of $80 million anticipated starting in 2010.

Acquisitions, Divestments and Other Significant Transactions

        Novartis has made several acquisitions, strategic investments and divestments in recent years that have had a significant and ongoing impact on its financial condition and results of operations, see "Item 18. Financial Statements—note 2".

        In 2007, we narrowed our focus solely to healthcare through the divestments of the Medical Nutrition (effective July 1) and Gerber Business Units (effective September 1).

        At the same time, contributions from strategic acquisitions have a significant impact on the Group's results of operations. The remaining stake in Chiron Corporation was acquired in April 2006 to create the new Vaccines and Diagnostics Division, while Sandoz strengthened its position as a world leader in generic pharmaceuticals through the 2005 acquisitions of Hexal AG and Eon Labs, Inc.

        As a result of these acquisitions—and also through other actions such as the agreement in 2008 providing future rights to majority control of the eye-care company Alcon—the Group's results of operations are increasingly affected by charges for the amortization of intangible assets as well as impairment charges and other one-time costs related to the integration of acquisitions.

        Novartis continually evaluates potential opportunities for targeted acquisitions or other strategic transactions, including product licensing agreements, that would improve our competitive position and create value for shareholders.

Acquisitions in 2008

Corporate—Alcon

        On April 7, Novartis announced an agreement with Nestlé S.A. under which we obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. The potential total value of the two steps is up to approximately $39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for $10.4 billion in cash. Alcon's closing share price was $148.44 on April 4, the last trading day before the signing of this agreement. However, the investment reflects a price of $140.68 per share. The transaction price of $143.18 per share was determined by using Alcon's volume-weighted average share price between January 7, 2008, and April 4, 2008. This price was later reduced by approximately $2.50 per share to account for the dividend paid by Alcon in May 2008. We paid for this stake from internal cash reserves and external short-term financing.

        In the optional second step, Novartis has the right to acquire Nestlé's remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of $181.00 per share, or approximately $28 billion. During this period, Nestlé has the right to require us to buy its remaining stake at a 20.5% premium to Alcon's share price at the time of exercise, but not exceeding $181.00 per share. We have no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

        The Group has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore exempt from recognition under IAS 39.

        The purchase price allocation of the $10.4 billion paid for the 24.8% stake consisted of the Group's share of Alcon's reported net assets ($1.1 billion), additionally appraised tangible and intangible assets ($5.1 billion) and implicit goodwill ($4.2 billion). Since the July 7 acquisition date the investment has contributed a loss of $11 million to the 2008 consolidated income statement.

        As a result of the 37% decline in Alcon's share price at the end of 2008 to $89.19 from the price paid for the initial 24.8% stake, Novartis performed an impairment test on the investment's carrying value.

        This test assessed the "value in use" to Novartis of this strategic investment by valuing estimated discounted cash flows and future dividend streams from Alcon against the "fair value less costs to sell" of this stake, as measured by the closing price on December 31, 2008, on the NYSE for the 23% of Alcon's publicly traded shares.

        Since the higher of the estimated "value in use" and the "fair value less costs to sell" exceeded the carrying value of $140.68 per share, no impairment charge was recorded. Key assumptions and sensitivity analysis information are provided in "Item 18. Financial Statements—note 10".

        If only Alcon's year-end closing price had been used for the impairment test, the value of this investment would have been $6.6 billion, or approximately $3.8 billion below the year-end carrying value on the Novartis consolidated balance sheet. If this amount had been used as an impairment charge, the Group's reported net income in 2008 of $8.2 billion would have been reduced by approximately $3.5 billion to $4.7 billion.

Pharmaceuticals—Speedel

        On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer under the same conditions. Following these actions, and in addition to the previously held 9.5% stake, Novartis now holds more than 99.8% of Speedel's outstanding shares. This process, including the delisting of Speedel's shares on the SIX Swiss Exchange, is expected to be completed in early 2009. The acquisition price for the 90.3% interest not previously held is approximately CHF 939 million (or $888 million) excluding $26 million of cash held by Speedel as of the July acquisition of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition date of a majority stake. Based on a final purchase price allocation, Speedel's identified net assets were $472 million and produced goodwill of $493 million. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by $38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group's 2008 consolidated income and operating cash flow statements.

Pharmaceuticals—Protez

        On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, and gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid $102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to $300 million contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion date of July 17. Based on the purchase price allocation, identified net assets from Protez amounted to $72 million and produced goodwill of $30 million. The consolidation of Protez has resulted in immaterial amounts being included in the Group's 2008 consolidated income and operating cash flow statements.

Pharmaceuticals—Nektar pulmonary business

        On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.'s pulmonary business unit for $115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar's pulmonary business unit, including tangible assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill.

Other Significant Transactions in 2008

Corporate—Issuance of Swiss franc bonds

        On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately $1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Divestments/Discontinued Operations in 2007

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

        Gerber and Medical Nutrition are reported as discontinued operations in all periods in the Group's consolidated financial statements. These businesses in total had 2007 net sales of $1.7 billion and operating income of $311 million before their respective divestment.

Other Significant Transactions in 2007

Vaccines and Diagnostics—Intercell

        On September 28, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. In accordance with the agreement, Novartis paid $383 million (EUR 270 million), and also recorded $207 million (EUR 146 million) of intangible assets and acquired an additional 4.8 million shares for $176 million (EUR 124 million) that increased the Novartis holding in Intercell to 15.9%. The equity investment is accounted for as an available-for-sale marketable security within the financial assets of the division.

Pharmaceuticals—Betaseron®

        On September 14, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of $200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving rights to market a Novartis-branded version of Betaseron® called Extavia starting in 2009 in the EU and later in the US following anticipated approval. As a result of the clarification of the intangible product rights, a reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of $235 million in identified net assets in 2007 relating to the Chiron 2006 acquisition.

Acquisitions in 2006

Vaccines and Diagnostics—Chiron

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

Pharmaceuticals—NeuTec

        In 2006, we acquired 100% of NeuTec Pharma plc, a biopharmaceuticals company specializing in hospital anti-infectives, for $606 million. We have fully consolidated NeuTec's financial results, which have not included any sales, in our financial statements since July 14, 2006.

Divestments/Discontinued Operations in 2006

Consumer Health—Medical Nutrition Business Unit

        During 2006, Novartis announced plans to divest the components of our Medical Nutrition Business Unit, which was part of our Consumer Health Division. This Business Unit is disclosed as discontinued operations in all periods presented in our consolidated financial statements.

        On February 17, we completed the sale of Nutrition & Santé for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million.

 EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency.

        The following provides an overview of net sales and expenses from continuing operations for 2008 and 2007 for currencies most important to the Group:

Currency	2008 in %	2007 in %	2006 in %
US dollar (USD)
Net sales	34	39	43
Operating expenses	31	36	38
Euro (EUR)
Net sales	32	30	27
Operating expenses	28	28	25
Swiss franc (CHF)
Net sales	2	2	2
Operating expenses	16	14	16
Japanese yen (JPY)
Net sales	7	6	7
Operating expenses	5	5	5
Other currencies
Net sales	25	23	21
Operating expenses	20	17	16

        We prepare our consolidated financial statements in US dollars. As a result, fluctuations in the exchange rates between the US dollar and other currencies may have a significant effect on both the Group's results of operations as well as on the reported value of our assets, liabilities, revenue and expenses as measured in US dollars. This in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.

        For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into US dollars at the prevailing market exchange rates as of the relevant balance sheet date. As a result, even if the amounts or values of these items remain unchanged in the respective local currency, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements. For purposes of the Group's consolidated income statements, revenue and expense items in local currencies are translated into US dollars at average exchange rates prevailing during the relevant period.

        We seek to manage currency exposure by engaging in hedging transactions where management deems appropriate. For 2008, we entered into various contracts that change in value with movements in foreign exchange rates in order to preserve the value of assets, commitments and expected transactions. We also use forward contracts and foreign currency options to hedge expected net revenues in foreign currencies. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see "Item 18. Financial Statements—note 1", "—note 5" and "—note 15".

        The average value of the US dollar against other currencies important for Novartis deteriorated significantly in 2008. The following table sets forth the foreign exchange rates of the US dollar against the

Swiss franc, euro and Japanese yen, respectively, used for foreign currency translation when preparing the Group's consolidated financial statements:

	2008		2007		2006
$ per unit	Average for year	Year end	Average for year	Year end	Average for year	Year end
EUR	1.470	1.411	1.371	1.465	1.256	1.317
CHF	0.925	0.948	0.834	0.881	0.798	0.819
JPY (100)	0.970	1.107	0.850	0.884	0.860	0.841

Currency translation impact on key figures—Continuing Operations

	Local Currencies Change in % 2008	Local Currencies Change in % 2007	$ Change in % 2008	$ Change in % 2007
Net sales	5	6	9	11
Operating income	20	(14)	32	(11)
Net income	13	(7)	25	(4)

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

  •
  The US Medicaid program is administered by State governments using State and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce State and federal expenditures for prescription drugs. Under the rebate program, Novartis subsidiaries have signed agreements to provide a rebate on drugs paid for by a State. Calculating the rebates to be paid involves interpreting relevant regulation, which are subject to challenge or change in interpretive guidance by government authorities. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product price increases, the mix of contracts and specific terms in the individual State agreements. These provisions are adjusted based upon established processes and experiences from re-filing data with individual States.

  •
  On January 1, 2006, an additional prescription drug benefit was added to the US Medicare program, which funds healthcare benefits to individuals over the age of 65. Individuals who previously had dual Medicaid/Medicare drug benefit eligibility had their Medicaid prescription drug coverage replaced on January 1, 2006, by the new Medicare Part D coverage. This benefit is provided through private prescription drug plans, and this change led to a significant shift of plan participants between the two programs in which some of our US subsidiaries participate. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product, price increases and the mix of contracts.

  •
  Any rebate adjustments may involve revisions of provisions for several periods since Medicaid and Medicare rebate claims are typically submitted to Novartis up to six months after the products are dispensed to patients.

  •
  Our US subsidiaries participate in industry and government sponsored programs designed to offer savings on prescription drugs to eligible patients. These savings depend on a patient's current drug coverage and personal income level. Provisions for obligations resulting from these programs are based on historical experience, trend analysis and current program terms.

  •
  Chargebacks occur where our subsidiaries have arrangements with indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract price. We account for vendor chargebacks by reducing accounts receivable by an amount equal to our estimate of chargebacks attributable to a sale. Provisions for estimated chargebacks are calculated using a combination of factors such as historical experience, product growth rates, payments, level of inventory in the distribution channel, the terms of individual agreements and our estimate of claims processing time lag. Chargebacks are generally settled within one to three months of incurring the liability by reducing trade receivables.

  •
  We offer rebates to key managed healthcare plans, group purchasing organizations and other direct and indirect customers to sustain and increase the market share of our products. These rebate programs provide customers a rebate after they attain certain performance parameters relating to product purchases, formulary status or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the terms of individual agreements, historical experience, expected mix of reimbursement programs and projected product growth rates. We adjust provisions related to customer rebates periodically to reflect actual experience.

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

  •
  When we sell a product that the customer has a right to return, we record a provision for estimated sales returns, based on the historical rate of returns. Other factors are also considered, such as product recalls, expected marketplace changes and, in the US, the entry of generic products. In 2008, sales returns amounted to approximately 1% of gross product sales. In the Vaccines and Diagnostics Division, where no Novartis specific historical return rate experience is available, sales are only recorded based on evidence of product consumption.

  •
  We adjust the shipping patterns of our pharmaceutical products to maintain customer inventories that are consistent with underlying patient demand. In the US we monitor inventory levels at wholesalers based on gross sales volume and prescription volumes obtained from third party data and information received from key wholesalers. Based on this information, we estimate that inventories of NPC's pharmaceutical products on hand at wholesalers and other distribution channels in the US were approximately one month at December 31, 2008.

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

  •
  Following a decrease in the price of one of its products, we generally grant customers a "shelf-stock adjustment" for a customer's existing inventory for the involved product. Provisions for shelf-stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline or at the point of sale if a price decline is reasonably estimated based on inventory levels of the relevant product.

  •
  Other sales discounts, such as consumer coupons and discount cards, are also offered in some markets. These discounts are recorded at the time of sale, or when the coupon is issued, and are estimated utilizing historical experience and the specific terms for each program.

  •
  Discounts, rebates or other deductions shown on invoices to customers are generally deducted directly from gross sales without recording them in the revenue deduction provision.

        The following tables show the worldwide extent of our revenue deductions, related payment experiences and provisions:

Provision for revenue deductions

					Income Statement charge
	Provisions offset against gross trade accounts receivable at January 1, 2008						Provisions offset against gross trade accounts receivable at December 31, 2008
		Provisions at January 1, 2008
2008			Effect of currency translation	Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2008
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving card rebates		490		(754)	(117)	762		381
US managed healthcare rebates		197		(423)	2	493		269
Non-US healthcare plans & programs rebates		174	(12)	(281)	(16)	450		315
Chargebacks (including hospitals)	296		(14)	(1,934)		1,936	(218)	66
Direct customer discounts, cash discounts & other rebates	336	159	(5)	(1,298)	(3)	1,223	(311)	101
Sales returns & other deductions		492	(24)	(496)	(12)	573		533

Total	632	1,512	(55)	(5,186)	(146)	5,437	(529)	1,665

					Income Statement charge
	Provisions offset against gross trade accounts receivable at January 1, 2007		Effect of currency translation and from discontinued operations				Provisions offset against gross trade accounts receivable at December 31, 2007
		Provisions at January 1, 2007
2007				Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2007
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving card rebates		538		(780)	(91)	823		490
US managed healthcare rebates		235		(477)	(21)	460		197
Non-US healthcare plans & programs rebates		76	14	(133)	5	212		174
Chargebacks (including hospitals)	329		(16)	(2,319)	(5)	2,307	(296)
Direct customer discounts, cash discounts & other rebates	273	108	4	(1,243)	(23)	1,376	(336)	159
Sales returns & other deductions		471	(30)	(515)	(20)	586		492

Total	602	1,428	(28)	(5,467)	(155)	5,764	(632)	1,512

					Income Statement charge
	Provisions offset against gross trade accounts receivable at January 1, 2006		Effect of currency translation and from discontinued operations				Provisions offset against gross trade accounts receivable at December 31, 2006
		Provisions at January 1, 2006
2006				Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2006
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
US Medicaid, Medicare and State program rebates & credits including prescription drug saving card rebates		497		(643)	(35)	719		538
US managed healthcare rebates		256		(457)	(5)	441		235
Non-US healthcare plans & programs rebates		35	6	(108)	2	141		76
Chargebacks (including hospitals)	379		7	(2,340)	(3)	2,286	(329)
Direct customer discounts, cash discounts & other rebates	256	66	89	(989)	(22)	981	(273)	108
Sales returns & other deductions		408	43	(579)	(13)	612		471

Total	635	1,262	145	(5,116)	(76)	5,180	(602)	1,428

 Gross to Net sales reconciliation

	Income Statement charge
2008	Charged through revenue deduction provisions 2008	Charged directly without being recorded in revenue deduction provisions 2008	Total 2008	In % of 2008 gross sales
	($ millions)	($ millions)	($ millions)
Group gross sales subject to deductions			49,972	100.0
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card rebates	(645)	(96)	(741)	(1.5)
US managed healthcare rebates	(494)		(494)	(1.0)
Non-US healthcare plans and program rebates	(434)	(105)	(539)	(1.1)
Chargebacks (including hospitals)	(1,936)	(146)	(2,082)	(4.2)
Direct customer discounts, cash discounts and other rebates	(1,220)	(2,328)	(3,548)	(7.1)
Sales returns and other deductions	(562)	(547)	(1,109)	(2.2)

Total gross to net sales adjustments	(5,291)	(3,222)	(8,513)	(17.1)

Group net sales			41,459	82.9

	Income Statement charge
2007	Charged through revenue deduction provisions 2007	Charged directly without being recorded in revenue deduction provisions 2007	Total 2007	In % of 2007 gross sales
	($ millions)	($ millions)	($ millions)
Gross sales subject to deductions from continuing operations			46,426	100.0
Gross sales subject to deductions from discontinued operations			1,985

Group gross sales subject to deductions			48,411
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card rebates	(731)	(57)	(788)	(1.7)
US managed healthcare rebates	(439)		(439)	(0.9)
Non-US healthcare plans and program rebates	(217)	(113)	(330)	(0.7)
Chargebacks (including hospitals)	(2,247)	(73)	(2,320)	(5.0)
Direct customer discounts, cash discounts and other rebates	(1,330)	(1,988)	(3,318)	(7.1)
Sales returns and other deductions	(561)	(598)	(1,159)	(2.5)

Total gross to net sales adjustments from continuing operations	(5,525)	(2,829)	(8,354)	(17.9)

Net sales from continuing operations			38,072	82.1

Total gross to net sales adjustments from discontinued operations	(84)	(173)	(257)

Total gross to net sales adjustments	(5,609)	(3,002)	(8,611)

Group net sales			39,800

	Income Statement charge
2006	Charged through revenue deduction provisions 2006	Charged directly without being recorded in revenue deduction provisions 2006	Total 2006	In % of 2006 gross sales
	($ millions)	($ millions)	($ millions)
Gross sales subject to deductions from continuing operations			41,751	100.0
Gross sales subject to deductions from discontinued operations			3,094

Group gross sales subject to deductions			44,845
US Medicaid, Medicare and State program rebates and credits, including prescriptions drug savings card rebates	(683)	(28)	(711)	(1.7)
US managed healthcare rebates	(436)		(436)	(1.0)
Non-US healthcare plans and program rebates	(143)	(83)	(226)	(0.5)
Chargebacks (including hospitals)	(2,212)	(117)	(2,329)	(5.6)
Direct customer discounts, cash discounts and other rebates	(887)	(1,872)	(2,759)	(6.6)
Sales returns and other deductions	(472)	(425)	(897)	(2.1)

Total gross to net sales adjustments from continuing operations	(4,833)	(2,525)	(7,358)	(17.5)

Net sales from continuing operations			34,393	82.5

Total gross to net sales adjustments from discontinued operations	(271)	(196)	(467)

Total gross to net sales adjustments	(5,104)	(2,721)	(7,825)

Group net sales			37,020

Acquisition accounting

        Our consolidated financial statements and results of operations reflect an acquired business after the acquisition has been completed. We account for acquired businesses using the purchase method of accounting, which requires the acquired assets and assumed liabilities to be recorded as of the acquisition date of at their respective fair values. Any excess of the purchase price over the estimated fair values of the acquired identified net assets is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit, which is the smallest group of assets that generates cash inflows. These units are largely independent of the cash inflows from other assets or group of assets.

        In-Process Research & Development (IPR&D) is valued as part of the process of allocating acquisition purchase price. Other acquired assets in development, such as those related to initial and milestone payments for licensed or acquired compounds are capitalized as IPR&D intangible assets. This occurs even if uncertainties continue to exist as to whether the R&D projects will ultimately be successful in producing a commercial product.

        The numerous judgments made by management in estimating the fair value to be assigned to each class of acquired assets and assumed liabilities can materially affect the Group's results of operations. These valuations are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management.

Impairment of long-lived intangible and tangible assets

        We review long-lived assets, other than goodwill and IPR&D, for impairment, whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. In order to assess if there is an impairment, we estimate the future cash flows expected to result from the asset and its eventual disposal.

        We consider goodwill to have an indefinite life, so impairment testing is done at least annually. Any goodwill impairment charge is recorded in the income statement under other income and expense. IPR&D is also assessed for impairment on an annual basis, with any impairment charge recorded in research & development expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life under cost of goods sold, where any related impairment charge is also recorded.

        If an assets balance sheet carrying amount exceeds the higher of its "value in use" to Novartis or our "fair value less costs to sell", we will recognize an impairment loss for the difference. For intangible assets, including IPR&D or product and marketing rights, we typically use the Discounted Cash Flow method. This method starts with a forecast of all expected future net cash flows. These cash flows, which reflect the risks and uncertainties associated with the assets, are then discounted at an appropriate rate to net present value.

        The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group's activities with regard to:

  •
  The amount and timing of projected future cash flows;

  •
  The selected discount and tax rate;

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

  •
  Lower than anticipated future sales resulting from acquired IPR&D;

  •
  The closing of facilities; and

  •
  Changes in the planned use of property, plant and equipment.

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

        Discount rates used in these scenarios are based on our weighted average cost of capital, which are adjusted for specific country and currency risks associated with the cash flow projections. An after-tax discount rate is used since the cash flows also take into account tax expenses.

        Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the higher of "fair value less costs to sell" or on the "value in use" derived from applying discounted future cash flows using the key assumptions in the following table:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	(%)	(%)	(%)	(%)
Sales growth rate assumptions after forecast period	2.0	2.0	0.0 to 7.0	(2.0) to 4.0
Discount rate	7.0	7.0	6.8 to 12.0	4.0 to 8.0

        In 2008, we recorded impairment charges of $344 million, which included a full impairment of $223 million for the termination of the Aurograb (infections) development project and $97 million for various impairments of upfront and milestone payments and product rights in the Pharmaceuticals Division. Additionally, various impairments totaling $24 million were recorded in the other divisions. In 2007, impairment charges of $482 million were recorded, of which $320 million represented a partial impairment charge for Famvir product rights following the launch of an "at risk" generic version by a competitor and subsequent loss of sales in the Pharmaceuticals Division. Various other additional impairment charges totaling $162 million were recorded in the divisions. In 2006, we recorded impairment charges of $126 million principally relating to capitalized milestone payments in the Pharmaceutical Division as well as marketed products in our Sandoz Division.

        The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment testing could lead to material impairment charges in the future. For more information, see "Item 18. Financial Statements—note 9".

Investments in associated companies

        We use the equity method to account for investments in associated companies (defined as investments in companies that correspond to holdings of between 20% and 50% of a company's voting shares or over which we otherwise have significant influence).

        Various estimates are used in applying the equity method, so subsequent adjustments may be required once an associated company publishes financial results or makes public other information. This applies in particular to our investments in Roche Holding AG and Alcon Inc.

        We review investments in associated companies for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. Where a significant or prolonged decline in fair value has occurred, such as a decline in a company's share price, to a level below the carrying value in our balance sheet, we calculate the "value in use" taking into account anticipated dividend streams and a discounted cash flow analysis of the company's operations. These assessments utilize external data and internal Novartis projections to determine whether the investment is impaired.

        We consider investments in associated companies for impairment testing whenever a company's quoted share price has fallen to a fair value below our per-share carrying value. For unquoted investments in associated companies, the latest available financial information is used to assess whether impairment testing is necessary. Where there is an indication that separately identified assets of the associated company, other than implicit goodwill, might be impaired an impairment test is performed. Any impairment charge is recorded in the income statement under "Income from associated companies."

        If the asset's balance sheet carrying amount exceeds the higher of its "value in use" or "fair value less costs to sell," we will recognize an impairment loss for the difference. "Value in use" is defined as the present value of future cash flows expected from an asset or cash-generating unit. For investments in associated companies, we typically use the Discounted Cash Flow method that is based on a forecast of all expected future net cash flows. As an alternative methodology we may also use the Discounted Dividend Method that is based on the value of all future dividends and the residual value of our investment, less disposal cost. These cash flows, which reflect risks and uncertainties associated with an investment, are discounted at an appropriate rate to net present value.

        Net present values for associated companies are highly sensitive to several assumptions including:

  •
  Long-term sales forecasts for periods of up to 20 years;

  •
  Sales erosion rates after the end of patent protection and timing of the entry of generic competition;

  •
  The behavior of competitors (launch of competing products, marketing initiatives, etc.);

  •
  The outcome of R&D activities (compound efficacy, results of clinical trials, etc.) including the probability of obtaining regulatory approval and development timelines;

  •
  The amount and timing of projected future cash flows; and

  •
  The selected discount and tax rates.

        Factors that could result in impairments include:

  •
  Lower than expected sales for acquired products or sales associated with patents and trademarks;

  •
  Lower than anticipated future sales resulting from acquired IPR&D;

  •
  Lower than expected profit margins caused by pricing pressure, exchange rate effects or other factors;

  •
  Failure of material R&D programs; and

  •
  Product recalls or withdrawals and associated product liabilities.

        We have adopted a method for assessing investments in associated companies for impairment that utilizes cash flow projections based on a range of management forecasts, with a terminal value based on sales projections usually in line or lower than GDP nominal growth forecasts for later periods.

        Discount rates are based on the associated company's estimated weighted average cost of capital, which are adjusted for specific country and currency risks associated with cash flow projections.

        Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and dividends as well as related values derived using discounting techniques.

        The amount of investments in associated companies on our consolidated balance sheet has increased significantly in recent years, primarily due to the Alcon investment in 2008. Our assessment of the recoverable value of the Alcon investment is discussed below. For more information, see "Item 18. Financial Statements—note 10".

Assessment of Alcon investment

        The purchase price allocation of the $10.4 billion paid for the 24.8% stake consisted of the Group's share of Alcon's reported net assets ($1.1 billion), additionally appraised tangible and intangible assets ($5.1 billion) and implicit goodwill ($4.2 billion).

        As a result of the 37% decline in Alcon's share price to $89.19 at the end of 2008 from the price paid for the initial 24.8% stake, Novartis performed an impairment test on the investment's carrying value.

        This test assessed the "value in use" to Novartis of this strategic investment by valuing discounted cash flows and future dividend streams from Alcon against the "fair value less costs to sell" of this stake, as measured by the closing price on December 31, 2008, on the NYSE for the 23% of Alcon's publicly traded shares. The main assumptions for both the Discounted Cash Flow and Dividend Discount Methods are shown in the following table:

	Discounted Cash Flow Method (DCF)	Discounted Dividend Method (DDM)
Sales growth rate after terminal period	2.0 to 4.0%	2.0 to 4.0%
Discount rate	7.5 to 8.0%	7.5 to 8.0%
Dividend and other cash payouts to shareholders (as % EPS)	NA	40 to 70%

NA—Not applicable

        Valuation estimates are highly sensitive to the applied assumptions and parameters, including the discount rate, the perpetual growth rate and the dividend payout ratio. As such, both of the estimates for "value in use" result in a wide range of potential values.

        The calculation of "value in use" applying the above-mentioned methods and assumptions resulted in a value for Alcon in the range of $120 to $170 per share. However, for the purpose of preparing our 2008 potential impairment valuation, one estimate had to be selected to assess "value in use." Novartis management have judged the mid-point of this range, $145 per share, as the most appropriate quantification of "value in use."

        Since the higher of the estimated "value in use" and the "fair value less costs to sell" exceeded the carrying value of $140.68 per share, no impairment charge was recorded. Further information is provided in "Item 18. Financial Statements—note 10".

        The following table provides sensitivity analyses to our mid-point valuation:

Assumption	Sensitivity	Effect on "value in use"
($ per share)
Discount rate	+1.0% -1.0%	-20 to -30 +30 to + 50
Terminal growth rate	+1.0% -1.0%	+25 to + 30 -15 to -20
Dividend payout	+20.0% -20.0%	+10 to + 25 -10 to -25

        If only Alcon's year-end closing price had been used for the impairment test, the value of this investment would have been $6.6 billion, or approximately $3.8 billion below the year-end carrying value on the Novartis Group's consolidated balance sheet. If this amount had been used as an impairment charge, the Group's reported net income in 2008 of $8.2 billion would have been reduced by approximately $3.5 billion to $4.7 billion.

Retirement and other post-employment benefit plans

        We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our current and former associates. We are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the discount rates we apply to estimate future liabilities, expected returns on plan assets and rates of future compensation increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates.

        Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, or longer/shorter life spans of participants among other factors. For example, a decrease in the discount rate we apply in determining the present value of the obligations of one-half of one percent would have increased our year-end defined benefit obligation by approximately $1.2 billion. If the 2008 discount rate had been one-half of one percentage point lower than actually assumed, pension expense would have risen by approximately an additional $12 million, and if the same decrease were assumed for the return on assets, pension expense would have increased by $93 million. We record differences between assumed and actual income and expense as "Actuarial gains/losses" in the consolidated statement of recognized income and expense. These differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 18. Financial Statements—note 26".

Derivative financial instruments and related cash flow hedging

        Derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently remeasured to their current fair value. Any gain or loss on the hedging instrument relating to the effective portion of changes in the fair value of derivatives in cash flow hedges are recognized in the statement of recognized income and expense. The gain or loss relating to the ineffective portion is recognized immediately in the income statement.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the consolidated statement of recognized income and expense at that time is recognized in the income statement when the committed or forecasted transaction is ultimately recognized. Management assesses the probability of the forecasted transaction occurring when determining whether the impact of a cash flow hedge can be deferred in the consolidated statement of recognized income and expense. Amounts are only deferred when management judges the forecasted transaction to be probable.

Equity-based compensation

        The fair value of Novartis shares, Novartis ADSs and related options granted to associates as compensation are recognized as an expense over the related vesting or service period. An option's fair value at grant date is calculated using the trinomial valuation method. Accurately measuring the value of share options is difficult and requires an estimate of factors used in the valuation model. These key factors involve uncertain future events, expected share price volatility and expected dividend yield. Novartis shares and ADSs are valued using the market value on grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected vesting levels. The charge for equity-based compensation is included in personnel expenses for the subsidiaries where associates receiving equity-based compensation are employed. For detailed information on the Group's equity-based compensation plans and underlying assumptions for valuation of share options granted in 2008, see "Item 18. Financial Statements—note 27".

Contingencies

        A number of our subsidiaries are involved in various government investigations and legal proceedings (intellectual property, product liability, commercial, employment and wrongful discharge, environmental claims, etc.) arising out of the normal conduct of their businesses. For more information, see "Item 18. Financial Statements—note 19".

        We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reliably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a portion of the overall accrual is actuarially determined. We consider factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported. We provide for individually significant cases when probable and the amount can be reliably estimated. Legal defense costs are accrued when they are expected to be incurred in connection with a loss contingency and the amount can be reliably estimated.

        In some instances, the inherent uncertainty of litigation, the resources required to defend against governmental actions, the potential impact on our reputation, and the potential for exclusion from US federal government reimbursement programs have contributed to decisions by companies in our industry to enter into settlement agreements with governmental authorities. These settlements have had in the past, and may continue in the future, to involve large cash payments, including potential repayment of amounts that were allegedly improperly obtained and penalties of up to treble damages. In addition, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Provisions are recorded for environmental remediation costs when expenditure on remedial work is probable and the cost can be reliably estimated. Remediation costs are provided for under "Non-current liabilities" in the Group's consolidated balance sheet. They are estimated by calculating the present value of expected costs. Provisions relating to estimated future expenditure for contingencies and environmental liabilities do not usually reflect any insurance or other claims or recoveries, since these are only recognized when the amount is reasonably estimable and collection is virtually certain.

 New accounting pronouncements

        The following are new or amended IFRS standards or interpretations that, based on our analysis, are of significance to the Group. These changes would need to be adopted by January 1, 2009 : IAS 1 "Presentation of Financial Statements", IAS 23 "Borrowing Costs" and IFRS 8 "Operating Segments". The Group does not expect these changes to have a significant impact on the Group's consolidated financial statements. Novartis only intends to adopt the revised IFRS 3 "Business Combinations" from January 1, 2010. We are currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements. See "Item 18. Financial Statements—note 1".

SEGMENT REPORTING

        Novartis is divided on a worldwide basis into four operating divisions (Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health) and Corporate activities. These four operating divisions reflect the Group's internal management structure. They are managed separately because they each manufacture, distribute and sell distinct products that require differing marketing strategies.

        Inter-divisional sales are made at amounts considered to approximate arm's-length transactions. Where practicable, the same accounting policies are applied by the Group as well as the Divisions. We principally evaluate divisional performance and allocate resources based on operating income.

Pharmaceuticals Division

        Pharmaceuticals researches, develops, manufactures, distributes, and sells branded medicines in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Immunology and Infectious Diseases; and Other. Pharmaceuticals is organized into global business franchises responsible for the development and marketing of various products as well as a Business Unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be disclosed separately as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory factors with the rest of the division. Pharmaceuticals is the largest contributor among the four divisions, accounting in 2008 for $26.3 billion, or 64%, of net sales from continuing operations and for $7.6 billion, or 77%, of operating income from continuing operations (excluding Corporate Income & Expense, net).

Vaccines and Diagnostics Division

        Vaccines and Diagnostics researches, develops, manufactures, distributes, and sells preventive vaccine treatments and diagnostic tools. It was formed in April 2006 following the acquisition of the remaining majority stake in Chiron Corporation not already held by Novartis. The division has two activities: Novartis Vaccines and Chiron. Novartis Vaccines is the world's fifth-largest vaccines manufacturer ranked by annual sales. Key products include influenza, meningococcal, pediatric and traveler vaccines. Chiron is a blood testing and molecular diagnostics business dedicated to preventing the spread of infectious diseases through novel blood-screening tools that protect the world's blood supply. In 2008, Vaccines and Diagnostics accounted for $1.8 billion, or 4%, of net sales from continuing operations and provided $78 million, or 1%, of operating income from continuing operations (excluding Corporate Income & Expense, net).

Sandoz Division

        Sandoz is a leading global generic pharmaceuticals company that develops, manufactures, distributes, and sells drugs as well as pharmaceutical and biotechnological active substances. Through Sandoz, we are the only major pharmaceutical company to have leadership positions in both patented medicines as well as generic pharmaceuticals. Sandoz has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals.

In Retail Generics, Sandoz develops and manufactures active ingredients and finished dosage forms of medicines no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops and manufactures biological medicines (including protein-based products no longer protected by patents and known as "biosimilars" and provides biotech manufacturing to other companies on a contract basis. Sandoz offers more than 950 compounds in over 5,000 dosage forms in more than 130 countries. Sandoz is the Group's second-largest division, both in terms of contributions to net sales and operating income from continuing operations. In 2008, Sandoz accounted for $7.6 billion, or 18%, of net sales from continuing operations and for $1.1 billion, or 11% of operating income from continuing operations (excluding Corporate Income & Expense, net).

Consumer Health Division

        Consumer Health consists of three Business Units: OTC, Animal Health and CIBA Vision. Each has its own research, development, manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers readily available consumer medicine; Animal Health provides veterinary products for farm and companion animals; and CIBA Vision markets contact lenses, lens care products and ophthalmic products.

        Medical Nutrition and Gerber, which were previously included in Consumer Health, were divested during 2007. The results of these Business Units have been reclassified and disclosed as discontinued operations in all periods in our consolidated financial statements included in this Financial Report. For more detail, see "Factors Affecting Results of Operations—Acquisitions, Divestments and Other Significant Transactions" and "Item 18. Financial Statements—note 2".

        In 2008, Consumer Health accounted for $5.8 billion, or 14%, of net sales from continuing operations and for $1.0 billion, or 11%, of operating income from continuing operations (excluding Corporate Income & Expense, net).

Corporate

        Income and expenses relating to Corporate include the costs of our headquarters and corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense that are not attributable to specific divisions, including global IT infrastructure.

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

Recent Acquisitions and Divestments

        The comparability of the year-on-year results of our operations for the total Group were was significantly affected by a number of acquisitions and divestments during 2008, 2007 and 2006. For more detail how these actions have affected our results, see "Factors Affecting Results of Operations—Acquisitions, Divestments and Other Significant Transactions" above.

Divestment of Medical Nutrition and Gerber Business Units

        The results of the Medical Nutrition and Gerber Business Units in the Consumer Health Division are reported as discontinued operations for 2008, 2007 and 2006 in our consolidated financial statements. As a result, the divestment of these Business Units does not affect the comparability of year-on-year results for continuing operations, neither for the Group nor for the Consumer Health Division.

 Currency Fluctuations

        The volatile changes in the value of the US dollar, our reporting currency, during 2008 against various currencies—particularly the Swiss franc and euro—had an overall 12% positive currency translation effect on results of operations in 2008, and as a result on the comparability of results of operations for 2008, 2007 and 2006. For more information, see "Effects of Currency Fluctuations" above.

RESULTS OF OPERATIONS

2008 Compared to 2007

Key Figures—Continuing Operations

	Year ended December 31, 2008	Year ended December 31, 2007	Change
	($ millions)	($ millions)	(%)
Net sales from continuing operations	41,459	38,072	9
Other revenues	1,125	875	29
Cost of goods sold	(11,439)	(11,032)	4
Marketing & sales	(11,852)	(11,126)	7
Research & development	(7,217)	(6,430)	12
General & administration	(2,245)	(2,133)	5
Other income & expense, net	(867)	(1,445)	(40)

Operating income from continuing operations(1)	8,964	6,781	32
Income from associated companies	441	412	7
Financial income	384	531	(28)
Interest expense	(290)	(237)	22

Income before taxes from continuing operations	9,499	7,487	27
Taxes	(1,336)	(947)	41

Net income from continuing operations(1)	8,163	6,540	25
Net income from discontinued operations	70	5,428

Group net income	8,233	11,968

Attributable to:
Shareholders of Novartis AG	8,195	11,946	(31)
Minority interests	38	22	73
Basic earnings per share from continuing operations ($)	3.59	2.81	28

(1)
Operating and net income in 2007 include exceptional charges of $1,034 million ($788 million after tax) for Corporate environmental provision increase of $590 million and Forward restructuring charges of $444 million.

Overview of Continuing Operations

        Pharmaceuticals led the strong performance supported by contributions from Vaccines and Diagnostics and Consumer Health. Net sales rose 9% (+5% in local currencies, or lc) to $41.5 billion. Higher sales volumes provided six percentage points of growth, while positive currency translation added four percentage points. Price changes had a negative effect of one point, while acquisitions had no impact. The US remained the Group's largest country market with 31% of net sales in 2008 (34% in 2007). The European region increased its contribution to 44% of net sales (42% in 2007), while the rest of the world provided 25% (24% in 2007) of net sales.

        Operating income advanced 32% to $9.0 billion due to the solid business expansion as well as productivity gains from Forward, the Group's efficiency initiative that is freeing up resources for investments in innovation and expansion in high-growth markets. The 2007 results included exceptional charges of approximately $1.0 billion ($590 million for a Corporate environmental provision increase and $444 million of Forward restructuring charges). Excluding these two charges, operating income rose 15% in 2008.

        Net income grew 25% to $8.2 billion in 2008, rising at a slower pace than operating income due to an unusually low tax rate in 2007 that included various one-time factors. Also affecting net income were the start of financing costs in July 2008 for the acquisition of a 25% stake in Alcon Inc. The agreement with Nestlé S.A. provides future rights to majority control of Alcon, the world leader in eye care. Excluding the 2007 exceptional charges for the environmental provision and Forward, net income rose 11%. Basic earnings per share grew 28% to $3.59 from $2.81 in 2007 on fewer outstanding shares.

Net Sales

	Year ended December 31, 2008	Year ended December 31, 2007	Change	Change in local currencies
	($ millions)	($ millions)	(%)	(%)
Pharmaceuticals	26,331	24,025	10	5
Vaccines and Diagnostics	1,759	1,452	21	20
Sandoz	7,557	7,169	5	1
Consumer Health continuing operations	5,812	5,426	7	4

Net sales from continuing operations	41,459	38,072	9	5
Net sales from discontinued operations		1,728

Group net sales	41,459	39,800

Pharmaceuticals Division

        Accelerating momentum in Pharmaceuticals in 2008 was driven by ongoing dynamic growth in Oncology, sustained expansion of the cardiovascular portfolio and $2.9 billion of contributions in 2008 from recently launched products including Aclasta/Reclast, Tekturna/Rasilez, Exforge, Exjade, Lucentis, Exelon Patch, Tasigna and Xolair.

        Outside North America, all regions achieved solid performances: Europe ($10.1 billion, +10% lc), Latin America ($1.7 billion, +8% lc), Japan ($2.6 billion, +4% lc) and rest of the world with $2.6 billion (+15% lc). The priority emerging markets of China, Russia, South Korea and Turkey together delivered more than 20% lc net sales growth. In the US, net sales fell 2% to $8.6 billion, returning to growth in the second half of 2008 and nearly offsetting the 2007 impact of generic competition and the Zelnorm suspension.

        Oncology ($8.2 billion, +14% lc) growth was led by Gleevec/Glivec ($3.7 billion, +15% lc). Other products achieving annual net sales of more than $1 billion were Zometa ($1.4 billion) as well as Femara and Sandostatin (each $1.1 billion). Cardiovascular strategic products ($6.7 billion, +10% lc) advanced on gains from the new medicines Exforge ($406 million) and Tekturna/Rasilez ($144 million), which together provided over half of the franchise's incremental growth, while the Group's flagship product Diovan ($5.7 billion, +10% lc) expanded at a steady pace.

        Top performers among recently launched medicines included the once-yearly osteoporosis therapy Aclasta/Reclast ($254 million), the age-related macular degeneration drug Lucentis ($886 million) and the addition of Exelon Patch, a skin patch formulation for Alzheimer's disease that has reinvigorated the Exelon franchise ($815 million).

Top Twenty Pharmaceuticals Division Product Net Sales—2008

Brands	Therapeutic area	United States	Change in local currencies	Rest of world	Change in local currencies	Total	Change	Change in local currencies
		($ millions)	(%)	($ millions)	(%)	($ millions)	(%)	(%)
Diovan/Co-Diovan	Hypertension	2,404	10	3,336	10	5,740	15	10
Gleevec/Glivec	Cancers	902	26	2,768	12	3,670	20	15
Zometa	Cancer complications	666	3	716	3	1,382	7	3
Femara	Breast cancer	483	18	646	17	1,129	20	17
Sandostatin (incl. LAR)	Acromegaly	431	5	692	6	1,123	9	6
Neoral/Sandimmun	Transplantation	98	(9)	858	(4)	956	1	(4)
Lucentis	Age-related macular degeneration			886	122	886	125	122
Exelon/Exelon Patch	Alzheimer's disease	279	32	536	20	815	29	24
Voltaren (excl. OTC)	Inflammation/pain	5	(44)	809	4	814	9	3
Lescol	Cholesterol reduction	154	(26)	491	(1)	645	(3)	(9)

Top ten products total		5,422	10	11,738	13	17,160	17	12
Exjade	Iron chelator	213	22	318	66	531	49	45
Comtan/Stalevo	Parkinson's disease	200	12	302	17	502	20	15
Tegretol (incl. CR/XR)	Epilepsy	146	19	305	1	451	9	6
Ritalin/Focalin	Attention Deficit/ Hyperactivity Disorder	347	16	93	18	440	17	16
Exforge	Hypertension	150	329	256	274	406	294	292
Foradil	Asthma	14	(33)	373	2	387	7	0
Lotrel	Hypertension	386	(48)			386	(48)	(48)
Trileptal	Epilepsy	135	(73)	197	(2)	332	(52)	(53)
Tobi	Cystic fibrosis	194	11	101	(4)	295	8	6
Myfortic	Transplantation	95	40	195	50	290	50	47

Top 20 products total		7,302	1	13,878	15	21,180	14	9
Rest of portfolio		1,314	(13)	3,837	(7)	5,151	(4)	(9)

Total Division net sales(1)		8,616	(2)	17,715	9	26,331	10	5

(1)
Net sales in 2008 include a one-time contribution of $104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

Pharmaceuticals Division product highlights—Selected leading products

        Note: Net sales growth data refer to 2008 worldwide performance in local currencies. Growth rates are not provided for some recently launched products since they are not meaningful.

        Diovan ($5.7 billion, +10% lc), the world's top-selling branded medicine for high blood pressure, grew steadily in all key markets worldwide, with areas outside the US now accounting for about 58% of net sales and delivering 10% lc growth. US sales also rose 10% as Diovan strengthened its 40% leading share of the angiotensin receptor blockers (ARBs) segment despite an overall slowdown in the antihypertensive market, including ARBs. Diovan has benefited from its status as the only medicine in the ARB class approved to treat high blood pressure, high-risk heart attack survivors and heart failure.

        Gleevec/Glivec ($3.7 billion, +15% lc), a targeted therapy for certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), sustained solid double-digit growth in 2008 based on strong clinical data and its status as the leading therapy for these and other life-threatening forms of cancer. In December 2008, Gleevec became the first FDA-approved treatment for use after GIST surgery (adjuvant setting). Similar submissions were made in the EU, Switzerland and other countries, with additional launches for this indication expected in 2009. Data from the landmark IRIS study at the American Society of Hematology meeting showed nearly 90% of CML patients in the study were still alive seven years after diagnosis when treated with Gleevec, demonstrating the longest overall survival observed to date in this disease area.

        Zometa ($1.4 billion, +3% lc), an intravenous bisphosphonate therapy for patients with cancer that has spread to the bones, returned to growth thanks to improved compliance for existing indications and new data showing significant anticancer benefits of this therapy. A study in premenopausal women with hormone-sensitive, early-stage breast cancer showed the addition of Zometa to hormone therapy after surgery significantly reduced the risk of recurrence or death beyond benefits achieved with hormone therapy alone. Other new data in 2008 showed the addition of Zometa to standard chemotherapy before breast cancer surgery reduced the size of breast tumors more effectively than chemotherapy alone in women with early-stage disease. More studies are underway to review potential anticancer benefits of Zometa.

        Femara ($1.1 billion, +17% lc), an oral therapy for women with hormone-sensitive breast cancer, continued with strong growth. New data from the BIG 1-98 trial suggested a reduced risk of death for patients taking Femara instead of tamoxifen in initial adjuvant treatment. Although the results did not meet statistical significance, these were the first data to suggest this survival benefit for an aromatase inhibitor versus tamoxifen in the monotherapy setting immediately following surgery. The entry of generic competition in some markets, including some European countries, had a modest negative impact on global growth.

        Sandostatin ($1.1 billion, +6% lc), for acromegaly and symptoms associated with carcinoid syndrome, benefited from growth of Sandostatin LAR, the once-monthly version that accounts for 85% of net sales, particularly in key regions such as Latin America and in emerging markets. New competition in the US in this segment had a minimal impact on Sandostatin LAR sales in 2008.

        Neoral/Sandimmun ($956 million, -4% lc), for organ transplantation, has experienced a modest overall decline despite ongoing generic competition based on its pharmacokinetic profiles, reliability and use in treating a life-threatening condition.

        Lucentis ($886 million, +122% lc), a biotechnology eye therapy now approved in more than 70 countries, has delivered dynamic growth since its first European launch in early 2007. Lucentis is the only treatment proven to maintain and improve vision in patients with "wet" age-related macular degeneration, a leading cause of blindness in people over age 50. It has been judged as cost-effective by various government health agencies, including the UK National Institute for Health and Clinical Excellence (NICE) in 2008. Genentech holds the US rights.

        Exelon/Exelon Patch ($815 million, +24% lc), a therapy for mild to moderate forms of Alzheimer's disease dementia and also dementia linked with Parkinson's disease, has experienced renewed growth following the introduction of the once-daily Exelon Patch formulation in late 2007 that quickly gained broad acceptance by patients and caregivers.

        Voltaren ($814 million, +3% lc, excluding OTC sales), a treatment for inflammation and pain, no longer has patent protection in many key markets around the world, but has continued to generate consistent growth in regions such as Latin America, the Middle East, Africa and Asia based on long-term trust in the brand.

        Lescol ($645 million, -9% lc), a statin drug used to reduce cholesterol, has been impacted by the 2007 launch in the US of a generic version of simvastatin, another medicine in this class. Europe and other regions have seen steady sales, while Lescol was launched in China in 2008.

        Exjade ($531 million, +45% lc), the first and only once-daily oral therapy for transfusional iron overload, a potentially fatal condition linked to certain blood disorders, had dynamic growth in 2008 and is now available in more than 90 countries.

        Comtan/Stalevo ($502 million, +15% lc), a treatment for Parkinson's disease, has grown mainly based on Stalevo, an enhanced levodopa therapy. New data in 2008 from the FIRST-STEP Phase III trial showed Stalevo provided better symptomatic benefits in early Parkinson's disease patients than those treated with carbidopa/levodopa, a widely-used therapy.

        Tegretol ($451 million, +6% lc), a treatment for epilepsy, has grown thanks to increasing use of the long-acting Tegretol XR/CR formulations of this medicine. Earlier formulations have faced generic competition for some time.

        Ritalin/Focalin ($440 million, +16% lc), for treatment of Attention Deficit/Hyperactivity Disorder (AD/HD), has benefited from use of the long-acting Ritalin LA and Focalin XR patent-protected versions that involve methylphenidate, the active ingredient in Ritalin that has faced generic competition for some time in many countries.

        Exforge ($406 million, +292% lc), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) with the calcium channel blocker amlodipine, has set new standards since its launch in late 2007 for the introduction of a high blood pressure combination therapy. The US approved Exforge in July 2008 as a first-line therapy, providing a new growth opportunity.

        Foradil ($387 million, +0% lc), a long-acting bronchodilator, maintained overall steady sales and is marketed by Novartis predominantly outside the US, where sales rose 2% lc and offset a decline in the US.

        Lotrel ($386 million, -48% lc, only in the US), a single-pill combination therapy for high blood pressure, fell sharply after an "at risk" launch in mid-2007 by a generic competitor despite a US patent valid until 2017. Sales in 2008 came from higher-dose formulations that still have market exclusivity.

        Trileptal ($332 million, -53% lc), for epilepsy seizures, has been negatively impacted by generic competition for tablet formulations in key markets, including the US, following the end of patent protection in late 2007.

        Tobi ($295 million, +6%), for cystic fibrosis, is considered a leading treatment for this potentially fatal genetic disease that mainly affects the lungs and digestive system.

        Myfortic ($290 million, +47% lc), which is used in combination with other transplant medicines, has experienced rapid growth in use among kidney transplant patients based on clinical data showing its ability to reduce gastro-intestinal problems.

        Aclasta/Reclast ($254 million), the first once-yearly infusion therapy for various forms of osteoporosis, has now been used in more than 350,000 patients and has experienced consistent growth since its launch to treat postmenopausal osteoporosis in late 2007. New indications approved in 2008 have broadened the use of Aclasta in Europe and the US (where it is known as Reclast) to include treatment of osteoporosis in men. Aclasta has been shown to reduce the risk of new fractures in patients who have recently suffered a low-trauma hip fracture, and in the same patient group to reduce all-cause mortality by 28% vs. placebo.

        Xolair ($211 million, +42% lc, only Novartis sales), a biotechnology therapy for moderate to severe allergic asthma that targets a root cause of this disease, is now available in over 50 countries worldwide.

Xolair Liquid, a new formulation that will ease administration, received a positive EU opinion in November 2008 supporting approval. In December 2008, Xolair was submitted for use in children from 6 to less than 12 years of age in the EU and by Genentech in the US. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech's Xolair sales in the US were $517 million in 2008.

        Tekturna/Rasilez ($144 million), the first new type of high blood pressure medicine in more than a decade, showed consistent growth in the US and Europe in a competitive market environment in 2008. Positive data from the ALOFT (heart failure) and AVOID (kidney disease) clinical studies, which are part of the ASPIRE HIGHER cardio-renal outcomes program, were added to European product information. Rasilez HCT, a single-pill combination with a diuretic, received European approval in January 2009, while a decision in Switzerland is expected in 2009. This medicine is already approved in the US as Tekturna HCT. A single-pill combination with Diovan was also submitted for approval in the US.

        Tasigna ($89 million) has gained quickly as a new therapy in the second-line setting for patients with a certain form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec. Tasigna shows potential to become a leading treatment for certain newly diagnosed CML patients based on new data at the American Society of Hematology meeting in December. A Phase III trial comparing Tasigna and Gleevec/Glivec in newly diagnosed CML patients has completed recruitment.

        Galvus ($43 million), a new oral treatment for type 2 diabetes, and Eucreas, a single-tablet combination with metformin, showed promising results in Europe since the first launches in early 2008. The majority of sales have been for Eucreas, the first single-pill combination in the DPP-IV inhibitor class launched in Europe. A resubmission for US approval is not planned.

Vaccines and Diagnostics Division

        Deliveries of H5N1 pandemic influenza vaccines to the US government and steady growth in diagnostics led the expansion. Additional growth came from components sold for use in pediatric vaccines, all of which more than offset lower US seasonal influenza vaccine sales.

Sandoz Division

        Modest growth was achieved as improving performances in many markets were largely offset by a 10% decline in the US on a lack of new product launches in 2008. Central and Eastern Europe advanced 13% lc, with Russia at the forefront. Germany rose 2% lc, leading to 2.5 percentage points of market share gains to 26.4% in fast-changing industry conditions. Canada, Turkey and Brazil were among other top-performing markets.

Consumer Health Division Continuing Operations

        All businesses delivered higher sales in deteriorating market conditions, particularly CIBA Vision thanks to new product launches. OTC grew dynamically in emerging markets, while US sales declined due to changes in consumer spending that have affected this industry. Animal Health growth came from expansion of the companion animals business.

 Operating Income

	Year ended December 31, 2008	Net sales	Year ended December 31, 2007	Net sales	Change
	($ millions)	(%)	($ millions)	(%)	(%)
Pharmaceuticals	7,579	28.8	6,086	25.3	25
Vaccines and Diagnostics	78	4.4	72	5.0	8
Sandoz	1,084	14.3	1,039	14.5	4
Consumer Health continuing operations	1,048	18.0	812	15.0	29
Corporate income & expense, net	(825)		(1,228)		33

Operating income from continuing operations	8,964	21.6	6,781	17.8	32

Operating Income Excluding Environmental Provision and Forward Charges

	Year ended December 31, 2008	Net sales	Year ended December 31, 2007	Net sales	Change
	($ millions)	(%)	($ millions)	(%)	(%)
Pharmaceuticals(1)	7,579	28.8	6,393	26.6	19
Vaccines and Diagnostics	78	4.4	72	5.0	8
Sandoz	1,084	14.3	1,039	14.5	4
Consumer Health continuing operations(1)	1,048	18.0	909	16.8	15
Corporate income & expense, net(1)(2)	(825)		(598)		38

Operating income from continuing operations excluding Corporate environmental charge and Forward restructuring charge(3)	8,964	21.6	7,815	20.5	15
Corporate environmental provision increase			(590)
Forward restructuring charges			(444)

Operating income from continuing operations	8,964	21.6	6,781	17.8	32

(1)
Operating income in 2007 excludes the respective divisional exceptional restructuring charges for the Forward initiative totaling $444 million (Pharmaceuticals: $307 million, Consumer Health: $97 million and Corporate: $40 million).

(2)
Corporate Income & Expenses, net, in 2007 excludes a $590 million Corporate environmental provision increase.

(3)
Operating income from continuing operations has been presented excluding the Corporate environmental charge and Forward restructuring charges in 2007 as an additional disclosure since these items were material charges in the year, were of a significant and unusual nature, and are important to quantify for future comparison purposes. Novartis believes it is important to users of our financial statements to highlight these adjustments.

Pharmaceuticals Division

        Advancing more than twice as fast as net sales, operating income benefited from the accelerating pace of growth in the second half of 2008 and increased productivity as well as from lower exceptional charges. As a result, the operating margin in 2008 rose 3.5 percentage points to 28.8% of net sales from 25.3% in 2007. Marketing & sales costs fell 1.2 percentage points to 30.8% of net sales as productivity initiatives involving new commercial models, particularly in the US and Europe, provided resources to support ongoing new product launches including Aclasta/Reclast, Tekturna/Rasilez, Exforge, Lucentis and Exelon Patch. R&D investments rose 0.5 percentage points to 21.7% of net sales and included investments in late-stage projects such as QAB149, FTY720, ACZ885 and in Oncology. R&D expenses in 2008 also included a one-time charge of $223 million for full impairment of the terminated development project Aurograb. Cost of goods sold fell 1.6 percentage points to 17.0% of net sales, primarily reflecting the 2007 impairment charge of $320 million for Famvir. Excluding the exceptional Forward restructuring charge of $307 million in 2007, operating income rose 19% and the operating margin rose 2.2 percentage points to 28.8%.

Vaccines and Diagnostics Division

        Higher vaccine volumes and a better product mix helped support major R&D investments in the Phase III meningitis vaccine candidates Menveo and MenB as well as initiatives to improve vaccines manufacturing quality and capacity.

Sandoz Division

        Reduced income from the US overshadowed efficiency improvements and solid growth in emerging markets, as the operating margin fell 0.2 percentage points to 14.3% of net sales. Sandoz made major investments in emerging markets and in several R&D projects involving "difficult-to-make" generics such as biosimilars that provide competitive advantages. Cost of goods sold benefited from a more favorable product mix.

Consumer Health Division Continuing Operations

        Robust growth in operating income outpaced net sales thanks to the business expansion, particularly in CIBA Vision, and Forward-related productivity gains. Excluding the exceptional Forward restructuring charge of $97 million in 2007, operating income rose 15% and the operating margin rose 1.2 percentage points to 18.0% of net sales.

Corporate Income & Expense, Net

        Net expenses in 2007 included charges of $630 million for the environmental provision increase and Corporate-related Forward restructuring charges. Excluding these two factors, the higher net expenses in 2008 came mainly from global IT infrastructure investments, negative currency effects and an increase in provisions for product liabilities.

2007 Environmental Charge

        Novartis increased its provisions in 2007 for worldwide environmental liabilities by $614 million following internal and external reviews completed during the year, of which $590 million was recorded as a Corporate charge. This provision included the related share of any potential remediation costs for historical landfills in the Basel region (including Switzerland, France and Germany). Various governments are responsible for the supervision and decision-making process for any remediation actions. A new Swiss foundation has been created to finance the Novartis-related share of the potential regional landfill remediation costs.

2007 Forward Initiative Restructuring Charge

        To help Novartis more rapidly meet the needs of patients and customers, the Forward initiative was launched in December 2007 to improve the Group's competitiveness. This initiative, which has been implemented during 2008 and will continue in 2009, has been simplifying organizational structures, accelerating and decentralizing decision-making processes, redesigning the way Novartis operates and providing productivity gains. Pre-tax annual cost savings of $1.6 billion are expected in 2010, enabling Novartis to maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of $444 million was taken in the fourth quarter of 2007 (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate: $40 million). The 2,500 full-time equivalent position reductions announced in 2007 have been completed. Many were handled through normal fluctuation in staffing levels as well as vacancy management and social programs. All reductions were being handled in a socially responsible manner with fair and respectful treatment of associates.

Other Revenues and Operating Expenses

	Year ended December 31,
	2008	2007	Change
	($ millions)	($ millions)	(%)
Net sales from continuing operations	41,459	38,072	9
Other revenues	1,125	875	29
Cost of goods sold	(11,439)	(11,032)	4
Marketing & sales	(11,852)	(11,126)	7
Research & development	(7,217)	(6,430)	12
General & administration	(2,245)	(2,133)	5
Other income & expense, net(1)	(867)	(411)	111

Operating income from continuing operations excluding environmental charge and forward restructuring charge(2)	8,964	7,815	15
Corporate environmental provision increase		(590)
Forward restructuring charges		(444)

Operating income from continuing operations	8,964	6,781	32

(1)
2007 excludes exceptional charges totaling $1,034 million for the Corporate environmental provision increase and Forward restructuring charges.

(2)
Operating income from continuing operations has been presented excluding the Corporate environmental charge and Forward restructuring charges in 2007 as an additional disclosure since these items were material charges in the year, were of a significant and unusual nature, and are important to quantify for future comparison purposes. Novartis believes it is important to users of our financial statements to highlight these adjustments.

Other Revenues

        Other revenues rose 29% to $1.1 billion mainly due to increased royalty income contributions from the blood-testing diagnostics business in Vaccines and Diagnostics. Other revenues also included profit contributions from sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in collaboration with Genentech.

Cost of Goods Sold

        Cost of goods sold rose 4% to $11.4 billion in 2008, but fell to 27.6% of net sales from continuing operations from 29.0% in 2007. Cost of goods sold fell 0.5 percentage points in 2008 when excluding the impact of a $320 million intangible asset impairment charge in 2007 in Pharmaceuticals following the start of US generic competition for Famvir.

Marketing & Sales

        Marketing & sales rose 7% to $11.9 billion as productivity gains from the Forward initiative helped support the launch of new products in Pharmaceuticals and geographic expansion across all divisions. As a result, Marketing & Sales fell to 28.6% of net sales from 29.2% in 2007.

Research & Development

        Research & development rose 12% to $7.2 billion, supporting significant investments in new product innovation throughout the Group. Pharmaceuticals accounted for nearly 80% of R&D investments and which totaled $5.7 billion. R&D expenses for 2008 included a one-time charge of $223 million for the termination of the Aurograb development project in Pharmaceuticals. The Group's R&D investments rose to 17.4% of net sales from continuing operations in 2008 from 16.9% in 2007.

General & Administration

        General & administration expenses increased 5% to $2.2 billion in 2008, reflecting the positive impact of the Forward initiative to streamline organizational structures and provide resources to support business expansion.

Other Income & Expense, Net

        Other income & expense, net increased to a net expense of $867 million in 2008 from $411 million in 2007. This was principally due to factors including a new global IT infrastructure investment and increases in provisions for product liabilities, both in Corporate. In the operating divisions the higher expenses also included additional restructuring expenses and a lower level of pre-launch inventory provision reversals compared to 2007.

 Non-Divisional Income & Expense

	Year ended December 31,
	2008	2007	Change
	($ millions)	($ millions)	(%)
Operating income from continuing operations(1)	8,964	6,781	32
Income from associated companies	441	412	7
Financial income	384	531	(28)
Interest expense	(290)	(237)	22

Income before taxes from continuing operations	9,499	7,487	27
Taxes	(1,336)	(947)	41

Net income from continuing operations(1)	8,163	6,540	25
Net income from discontinued operations	70	5,428

Group net income	8,233	11,968	(31)

Attributable to:
Shareholders of Novartis AG	8,195	11,946	(31)
Minority interests	38	22	73
Basic earnings per share from continuing operations ($)	3.59	2.81	28

(1)
2007 includes exceptional charges totaling $1,034 million ($788 million after tax) for the Corporate environmental provision increase and Forward restructuring charges.

Income from Associated Companies

        Associated companies are accounted for using the equity method when Novartis holds between 20% and 50% of the voting shares of these companies, or where Novartis has otherwise significant influence over them. Income from associated companies is mainly derived from the Group's investments in Roche Holding AG and Alcon Inc.

        Higher contributions from the Roche investment led to income from associated companies of $441 million in 2008, up from $412 million in 2007.

        The Group's 33.3% interest in Roche's voting shares, which represents a 6.3% interest in Roche's total equity, generated income of $439 million in 2008 compared to $391 million in 2007. The 2008 contribution reflects an estimated $560 million share of Roche's net income in 2008 and a positive prior-year adjustment of $11 million. This contribution was reduced by $132 million for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche's intangible assets.

        Results from the acquisition of the 25% stake in Alcon were included for the first time in 2008, and contributed a loss of $11 million as the anticipated net income contribution since acquisition of $255 million was more than offset by a charge of $266 million for the amortization of intangible assets and other charges.

        A survey of analyst estimates is used to predict the Group's share of net income in Roche and Alcon. Any differences between these estimates and actual results will be adjusted in the 2009 financial statements.

Financial Income and Interest Expense from Continuing Operations

        Financing costs to purchase the 25% Alcon stake in July 2008 led to sharply lower average net liquidity, resulting in a decline in net financial income to $94 million in 2008 from $294 million in 2007.

        The following table provides an analysis of our sources of financial income:

	Equity options	Forward exchange contracts	Foreign exchange options	Total
	($ millions)	($ millions)	($ millions)	($ millions)
2008
Income on options and forward contracts		22	6	28

Options and forward contracts result, net		22	6	28

Interest income				306
Dividend income				9
Net capital gains				102
Impairment of marketable securities				(169)
Other financial result, net				(48)
Currency result, net				156

Total financial income				384

2007
Expenses on options and forward contracts	(3)	(287)	(2)	(292)

Options and forward contracts result, net	(3)	(287)	(2)	(292)

Interest income				423
Dividend income				10
Net capital gains				374
Impairment of marketable securities				(86)
Other financial result, net				(56)
Currency result, net				158

Total financial income				531

Taxes

        Tax expenses from continuing operations rose 41% to $1.3 billion from an unusually low level of $0.9 billion in 2007, which benefited from various favorable one-time benefits. The tax rate for continuing operations (taxes as a percentage of pre-tax income) rose to 14.1% in 2008 from the 2007 level of 12.6%. Among factors for the lower level of taxes in 2007 were benefits from the corporate environmental provision, reduced contributions from higher-tax jurisdictions and a reduction in the German corporate tax rate. The Group's expected tax rate for continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 14.7%, up from 13.9% in 2007. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income tax purposes. For further information on the main elements contributing to the difference, see "Item 18. Financial Statements—note 6".

Net Income from Discontinued Operations

        The 2007 results include net proceeds of $5.4 billion from the divestments of Medical Nutrition (as of July 1, 2007) and Gerber (as of September 1, 2007) along with the contributions of these businesses before their divestments. Results for 2008 include modest income from various adjustments to accruals related to these divestments.

Net Income from Continuing Operations

        Net income from continuing operations rose 25% to $8.2 billion. Excluding the after-tax impact of $788 million for the two exceptional charges taken in 2007, net income rose 11%.

Basic Earnings per Share

        Basic earnings per share from continuing operations rose 28% to $3.59 in 2008 from $2.81 in 2007, at a faster pace than net income due to fewer outstanding shares.

2007 Compared to 2006

Key Figures—Continuing Operations

	Year ended December 31,
	2007	2006	Change
	($ millions)	($ millions)	(%)
Net sales from continuing operations	38,072	34,393	11
Other revenues	875	712	23
Cost of goods sold	(11,032)	(9,411)	17
Marketing & sales	(11,126)	(10,092)	10
Research & development	(6,430)	(5,321)	21
General & administration	(2,133)	(1,882)	13
Other income & expense, net	(1,445)	(757)	91

Operating income from continuing operations(1)	6,781	7,642	(11)
Income from associated companies	412	264	56
Financial income	531	354	50
Interest expense	(237)	(266)	(11)

Income before taxes from continuing operations	7,487	7,994	(6)
Taxes	(947)	(1,169)	(19)

Net income from continuing operations(1)	6,540	6,825	(4)
Net income from discontinued operations	5,428	377

Group net income	11,968	7,202	66

Attributable to:
Shareholders of Novartis AG	11,946	7,175	66
Minority interests	22	27	(19)
Basic earnings per share from continuing operations ($)	2.81	2.90	(3)

(1)
Operating and net income in 2007 include exceptional charges of $1,034 million ($788 million after tax) for Corporate environmental provision increase of $590 million and Forward restructuring charges of $444 million.

 Overview of Continuing Operations

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

        Operating income from continuing operations fell 11% to $6.8 billion, reflecting the lost contributions from the US pharmaceuticals business as well as significant charges in 2007, primarily the Corporate environmental provision increase of $590 million and the restructuring charge of $444 million for the Forward initiative to improve the Group's competitiveness. Excluding these two charges, which totaled approximately $1.0 billion, operating income rose 2%.

        Net income from continuing operations declined a total of 4% to $6.5 billion. This includes an offset by higher contributions from associated companies and a decline in the tax rate to 13% compared to 15% in 2006, which was due to factors that included reduced profits in the US. Earnings per share from continuing operations were $2.81 in 2007, a decline of 3% from $2.90 in 2006.

Net Sales

	Year ended December 31,
				Change in local currencies
	2007	2006	Change
	($ millions)	($ millions)	(%)	(%)
Pharmaceuticals	24,025	22,576	6	2
Vaccines and Diagnostics	1,452	956	52	47
Sandoz	7,169	5,959	20	13
Consumer Health continuing operations	5,426	4,902	11	6

Net sales from continuing operations	38,072	34,393	11	6
Net sales from discontinued operations	1,728	2,627

Group net sales	39,800	37,020	8	3

Pharmaceuticals Division

        Net sales rose 6% (+2% lc) to $24 billion in 2007 as many geographic regions—particularly Europe, Latin America and key emerging markets—expanded at double-digit rates. This more than offset a decline in the US, where net sales fell 8% to $8.7 billion following the suspension of Zelnorm as well as the entry of generic competition during the year for four products—Lotrel, Lamisil, Famvir and Trileptal. Price increases represented two percentage points of the Division's net sales growth, while currencies added four percentage points and acquisitions contributed one percentage point. Volume changes had a negative impact of one percentage point.

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

        Several new medicines provided important contributions following recent regulatory approvals, including Exforge and Tekturna/Rasilez (high blood pressure) , Lucentis (age-related macular degeneration), Exjade (iron overload), Aclasta/Reclast (osteoporosis), Exelon Patch (Alzheimer's disease) and Xolair (asthma), expanded quickly and were rolled out into new markets. These new products provided combined annual net sales of $1.1 billion in 2007, including a significant contribution from Lucentis following its first European launch in January 2007.

        European net sales rose 19% (+9% lc) to $8.7 billion as Novartis gained market share on strong performances in many markets, particularly France and Germany. Contributions from leading products such as Diovan, Gleevec/Glivec, Femara, Exjade, Xolair and Lucentis more than offset cost-containment measures and generic competition for some products. Latin America net sales expanded 23% (+17% lc) to $1.5 billion thanks mainly to Brazil, Mexico and Venezuela. In Japan, a continuing expansion of the country's hypertension market supported the 6% (+7% lc) increase in net sales to $2.2 billion, while key emerging markets generated net sales of $2.2 billion, an increase of 17% (+12% lc) from 2006.

Top Twenty Pharmaceuticals Division Product Net Sales—2007

Brands	Therapeutic area	United States	Change in local currencies	Rest of world	Change in local currencies	Total	Change	Change in local currencies
		($ millions)	(%)	($ millions)	(%)	($ millions)	(%)	(%)
Diovan/Co-Diovan	Hypertension	2,194	18	2,818	14	5,012	19	16
Gleevec/Glivec	Chronic myeloid leukemia	714	13	2,336	14	3,050	19	14
Zometa	Cancer complications	649	(7)	648	3	1,297	1	(2)
Sandostatin (incl. LAR)	Acromegaly	409	11	618	5	1,027	12	7
Neoral/Sandimmun	Transplantation	108	(14)	836		944	3	(2)
Femara	Breast cancer	411	22	526	28	937	30	25
Lotrel	Hypertension	748	(45)			748	(45)	(45)
Voltaren	Inflammation/pain	9	13	738	3	747	8	3
Trileptal	Epilepsy	500	(9)	192	4	692	(4)	(6)
Lescol	Cholesterol reduction	207	(19)	458	(8)	665	(8)	(12)

Top ten products total		5,949	(4)	9,170	9	15,119	7	3
Exelon	Alzheimer's disease	212	13	420	14	632	20	14
Lamisil	Fungal infections	266	(54)	329	(21)	595	(39)	(40)
Comtan/Stalevo	Parkinson's disease	178	13	242	23	420	24	18
Tegretol (incl. CR/XR)	Epilepsy	123	2	290	1	413	6	1
Lucentis	Age-related macular degeneration			393	NM	393	NM	NM
Ritalin/Focalin	Attention deficit/hyperactive disorder	299	13	76	9	375	14	12
Foradil	Asthma	21	50	341	(1)	362	9	1
Exjade	Iron chelator	175	43	182	721	357	150	141
Miacalcic	Osteoporosis	147	(26)	134	(11)	281	(17)	(20)
Tobi	Cystic fibrosis	174	47	99	60	273	54	51

Top twenty products total		7,544	(5)	11,676	13	19,220	9	5
Rest of portfolio		1,204	(22)	3,601	1	4,805	(2)	(6)

Total Division net sales		8,748	(8)	15,277	10	24,025	6	2

NM—Not meaningful

Pharmaceuticals Division product highlights—Selected leading products

  Note: Net sales growth data refer to 2007 worldwide performance in local currencies. Growth rates are not provided for some recently launched products since they are not meaningful.

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

        Xolair ($140 million, +30% lc), a biotechnology drug that offers a new approach for the treatment of moderate to severe allergic asthma, has benefited from rapid acceptance and is now available in 54 countries after EU approval in October 2005. Xolair is administered as an injection every two to four weeks and is proven to target a root cause of allergic asthma. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. Genentech reported US net sales from Xolair of $472 million in 2007.

        Zelnorm/Zelmac ($88 million, -84% lc), for irritable bowel syndrome and chronic constipation, was suspended in the US in March 2007, and subsequently in several other countries, to comply with a request from the FDA to review cardiovascular safety data. A treatment access program was started in the US to provide Zelnorm to appropriate patients. Novartis is continuing discussions with various health authorities.

        Prexige ($91 million), an oral COX-2 inhibitor for osteoarthritic pain, was withdrawn in the European Union and other countries in 2007. These actions were taken after the first withdrawal in August in Australia based on post-marketing reports of serious liver side-effects allegedly associated with long-term use of higher doses, including the deaths of two patients. In September, the FDA issued a "not approvable" letter for the 100 mg once-daily dose, which is the lowest available formulation. Novartis believes Prexige, which is available in some countries, is a valuable therapy option for appropriate patients, particularly those at risk of serious gastrointestinal complications, and will continue discussions with health authorities.

        Exforge ($103 million), a single-tablet combination of two very successful high blood pressure medicines—the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine—delivered the strongest launch performance among any Novartis anti-hypertensive medicine thanks to rapid growth in the US and Europe following initial launches in 2007. Clinical data have shown nine of ten patients treated with Exforge reached treatment goals, confirming strong efficacy coupled with improved convenience.

        Aclasta/Reclast ($41 million) was launched in September 2007 in the US (Reclast) as a 15-minute, once-yearly infusion for women with postmenopausal osteoporosis, while initial launches of Aclasta were started in Europe in Germany and the UK after European Union approval in October 2007. The New England Journal of Medicine published in September the results of the first-ever clinical study involving more than 2,100 men and women with osteoporosis who had suffered a hip fracture, showing that Aclasta/Reclast reduces the risk of further fractures.

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

Consumer Health Division Continuing Operations

        Strong performances from OTC and Animal Health underpinned the 11% (+6% lc) increase in net sales, driven by the increased focus on strategic brands, new product launches and expansion in emerging markets and Japan. CIBA Vision net sales were higher, supported by a resumption of contact lens and lens-care product deliveries in 2007 following shortages in 2006.

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

 Operating Income

	Year ended December 31, 2007	Net sales	Year ended December 31, 2006	Net sales	Change
	($ millions)	(%)	($ millions)	(%)	(%)
Pharmaceuticals	6,086	25.3	6,703	29.7	(9)
Vaccines and Diagnostics	72	5.0	(26)		377
Sandoz	1,039	14.5	736	12.4	41
Consumer Health continuing operations	812	15.0	761	15.5	7
Corporate income & expense, net	(1,228)		(532)		131

Operating income from continuing operations	6,781	17.8	7,642	22.2	(11)

Operating Income Excluding Environmental Provision and Forward Charges

	Year ended December 31, 2007	Net sales	Year ended December 31, 2006	Net sales	Change
	($ millions)	(%)	($ millions)	(%)	(%)
Pharmaceuticals(1)	6,393	26.6	6,703	29.7	(5)
Vaccines and Diagnostics	72	5.0	(26)		377
Sandoz	1,039	14.5	736	12.4	41
Consumer Health continuing operations(1)	909	16.8	761	15.5	19
Corporate income & expense, net(1)(2)	(598)		(532)		12

Operating income from continuing operations excluding Corporate environmental charge and Forward restructuring charge(3)	7,815	20.5	7,642	22.2	2
Corporate environmental provision increase	(590)
Forward restructuring charges	(444)

Operating income from continuing operations	6,781	17.8	7,642	22.2	(11)

(1)
Operating income in 2007 excludes the respective divisional exceptional restructuring charges for the Forward initiative totaling $444 million (Pharmaceuticals: $307 million, Consumer Health: $97 million and Corporate: $40 million).

(2)
Corporate Income & Expenses, net, in 2007 excludes a $590 million Corporate environmental provision increase.

(3)
Operating income from continuing operations has been presented excluding the Corporate environmental charge and Forward restructuring charges in 2007 as an additional disclosure since these items were material charges in the year, were of a significant and unusual nature, and are important to quantify for future comparison purposes. Novartis believes it is important to users of our financial statements to highlight these adjustments.

Pharmaceuticals Division

        Pharmaceuticals operating income fell 9% to $6.1 billion due to a number of factors that included lost operating income in the US due to the entry of generic competition for four products and the suspension of Zelnorm, major investments in late-stage development compounds, new product launches and restructuring charges. The operating margin declined to 25.3% of net sales (or to 26.6% of net sales excluding total restructuring charges of $307 million for Forward and other items of $25 million from 29.7% in 2006. Research & development investments rose 19% to $5.1 billion and represented 21% of net sales, mainly to support the rich late-stage pipeline that includes the projects FTY720, QAB149, MFF258, ACZ885, ABF656, RAD001 and Exforge. Marketing & sales expenses were up 9% to support many new product launches and rollouts, which was partly offset by productivity initiatives. Cost of goods sold was higher due mainly to a $320 million intangible asset impairment charge for Famvir product rights.

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

Consumer Health Division Continuing Operations

        Consumer Health operating income rose 7% to $812 million for continuing operations thanks to strong performances of strategic brands in OTC and Animal Health as well as the resumption of contact lens and lens care product deliveries in CIBA Vision. These factors more than offset significant investments throughout the division in R&D and marketing initiatives to support new product launches and geographic expansion. Excluding the restructuring charge in 2007 for Forward, operating income was up 19% and operating margin was 16.8% of net sales.

Corporate Income & Expense, Net

        Net corporate expense totaled $1.2 billion, an increase from $532 million in 2006, primarily reflecting the exceptional increase of $590 million in environmental provisions as well as restructuring costs of $40 million for the Forward initiative in 2007.

Environmental Charge

        Novartis increased its provisions for worldwide environmental liabilities by $614 million following internal and external reviews completed in 2007, of which $590 million was recorded as a Corporate charge. This provision includes the related share of any potential remediation costs for historical landfills in the Basel region (including Switzerland, France and Germany). Assessments for these landfills are being completed in coordination with various governments, which are responsible for the supervision and decision-making process for any remediation actions. A new Swiss foundation is being created to finance the Novartis-related share of the potential regional landfill remediation costs.

Forward Initiative Restructuring Charge

        To help Novartis more rapidly meet the needs of patients and customers, the Forward initiative was launched in December 2007 to improve the Group's competitiveness. This initiative, which is now underway and will be implemented in 2008 and 2009, will simplify organizational structures, accelerate and decentralize decision-making processes, redesign the way Novartis operates and provide productivity gains. Pre-tax annual cost savings of $1.6 billion are expected in 2010 enabling Novartis to maximize resources available to support growth and customer-oriented activities. A pre-tax restructuring charge of $444 million was taken in the 2007 fourth quarter (Pharmaceuticals: $307 million, Consumer Health: $97 million, Corporate: $40 million). Approximately 2 500 full-time positions are expected to be reduced from among nearly 100 000 full-time positions currently within the Group. Many reductions will be handled through normal fluctuation in staffing levels as well as vacancy management and social programs. All reductions will be handled in a socially responsible manner with fair and respectful treatment of associates. Novartis will consult with works councils and comply with local labor laws.

Other Revenues and Operating Expenses

	Year ended December 31,
	2007	2006	Change
	($ millions)	($ millions)	(%)
Net sales from continuing operations	38,072	34,393	11
Other revenues	875	712	23
Cost of goods sold	(11,032)	(9,411)	17
Marketing & sales	(11,126)	(10,092)	10
Research & development	(6,430)	(5,321)	21
General & administration	(2,133)	(1,882)	13
Other income & expense, net(1)	(411)	(757)	(45)

Operating income from continuing operations excluding environmental charge(2)	7,815	7,642	2
Corporate environmental provision increase	(590)
Forward restructuring charges	(444)

Operating income from continuing operations	6,781	7,642	-11

(1)
2007 excludes exceptional charges totaling $1,034 million for the Corporate environmental provision increase and Forward restructuring charges.

(2)
Operating income from continuing operations has been presented excluding the Corporate environmental charge and Forward restructuring charges in 2007 as an additional disclosure since these items were material charges in the year, were of a significant and unusual nature, and are important to quantify for future comparison purposes. Novartis believes it is important to users of our financial statements to highlight these adjustments.

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

Other Income & Expense

        Excluding the Corporate environmental provision increase of $590 million and the Forward restructuring charge of $444 million, Other income & expense fell to a net expense of $411 million in 2007 from a net expense of $757 million in 2006. The reduced expenses include one-time gains of $278 million in the Pharmaceuticals Division from the sale of brands and equity investments and a launch provision reversal following the US and European regulatory approvals of Tekturna/Rasilez. Total other income & expense including the Corporate environmental provision increase and Forward restructuring charges increase to $1,445 million from $757 million.

 Non-Divisional Income & Expense

	Year ended December 31,
	2007	2006	Change
	($ millions)	($ millions)	(%)
Operating income from continuing operations(1)	6,781	7,642	(11)
Income from associated companies	412	264	56
Financial income	531	354	50
Interest expense	(237)	(266)	(11)

Income before taxes from continuing operations	7,487	7,994	(6)
Taxes	(947)	(1,169)	(19)

Net income from continuing operations(1)	6,540	6,825	(4)
Net income from discontinued operations	5,428	377

Group net income	11,968	7,202	66

Attributable to:
Shareholders of Novartis AG	11,946	7,175	66
Minority interests	22	27	(19)
Basic earnings per share from continuing operations ($)	2.81	2.90	(3)

(1)
2007 includes exceptional charges totaling $1,034 million ($788 million after tax) for the Corporate environmental provision increase and Forward restructuring charges.

Income from Associated Companies

        Associated companies are accounted for using the equity method when Novartis holds between 20% and 50% of the voting shares of these companies, or where Novartis has otherwise significant influence over them. Income from associated companies is mainly derived from the Group's investment in Roche Holding AG. Income from the investment in Chiron Corporation was accounted for using the equity method until the full acquisition of the remaining outstanding shares in April 2006.

        Income from associated companies rose to $412 million in 2007 compared to $264 million in 2006, with the sharp increase mainly reflecting a higher contribution from the Roche investment as well as the prior year negative impact of exceptional charges incurred by Chiron prior to its acquisition.

        The Group's 33.3% interest in Roche's voting shares, which represents a 6.3% interest in Roche's total equity, generated income of $391 million in 2007 compared to $290 million in 2006. The 2007 contribution reflects an estimate of the Group's share of full-year income from Roche, of $509 million, including a positive prior-year adjustment of $13 million. This contribution was reduced by a $118 million charge for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche's intangible assets.

        A survey of analyst estimates is used to predict the Group's share of net income in Roche. Any differences between these estimates and actual results will be adjusted in the 2008 financial statements.

Financial Income and Interest Expense from Continuing Operations

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

Taxes

        Tax expenses from continuing operations fell 19% to $0.9 billion from $1.2 billion in 2006 as the effective tax rate for continuing operations (taxes as a percentage of pre-tax income) declined to 12.6% in 2007 compared to 14.6% in 2006 due to factors that included the impact of the restructuring and environmental liability charges, reduced profits in higher tax jurisdictions, a reduction of the German corporate tax rate to 28.5% from 37.5% and the deferred tax impact of legal restructurings for the Chiron acquisition. The Group's expected tax rate for continuing operations (weighted average tax rate based on the result before tax of each subsidiary) was 13.9% compared to 15.0% in 2006. The effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See "Item 18. Financial Statements—note 6" for details of the main elements contributing to the difference.

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

Net Income from Continuing Operations

        Net income from continuing operations decreased 4% to $6.5 billion due mainly to the impact of significant charges taken in 2007, which were partially offset by higher income contributions from associated companies and a reduction in the tax rate for 2007.

Basic Earnings per Share

        Basic earnings per share from continuing operations experienced a decrease of 3% to $2.81 in 2007 from $2.90 in 2006.

 5.B  Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about our cash flow and net liquidity for each of the periods indicated.

	Year ended December 31,
	2008	2007	2006
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities of continuing operations	9,769	9,210	8,304
Cash flow used for investing activities of continuing operations	(10,367)	(6,244)	(6,357)
Cash flow used for financing activities of continuing operations	(2,573)	(9,318)	(4,931)
Cash flow from discontinued operations	(105)	7,595	457
Currency translation effect on cash and cash equivalents	(46)	298	25
Cash and cash equivalents of discontinued operations		4	(4)

Net change in cash and cash equivalents of continuing operations	(3,322)	1,545	(2,506)
Change in marketable securities	(3,762)	3,701	(472)
Change in current and non-current financial debts	(1,570)	1,505	1,155

Change in net liquidity	(8,654)	6,751	(1,823)
Net liquidity at January 1	7,407	656	2,479

Net debt/liquidity of continuing operations at December 31	(1,247)	7,407	656
Net debts of discontinued operations at December 31			(3)

Net debt/liquidity at December 31	(1,247)	7,407	653

        The analysis of our cash flow is divided as follows:

  1.
  Cash Flow From Operating Activities

  2.
  Cash Flow Used for Investing Activities

  3.
  Cash Flow Used for Financing Activities

  4.
  Net Liquidity

  5.
  Free Cash Flow

1. Cash Flow From Operating Activities and Free Cash Flow

        Our primary source of liquidity is cash generated from our operations. Our 2008 cash flow from operating activities of continuing operations rose 6% to $9.8 billion. The additional cash flow generated by the solid business expansion was partially offset by higher tax and Forward restructuring payments.

        In 2007, cash flow from operating activities of continuing operations increased by 11% ($906 million) to $9.2 billion, due mainly to higher sales proceeds despite increased working capital requirements to support the organic business expansion.

        In 2006, cash flow from operating activities of continuing operations increased by 7% ($554 million) to $8.3 billion, reflecting the strong business expansion and good working capital management of the divisions.

2. Cash Flow Used for Investing Activities

        Cash outflows used for investing activities rose 66% to $10.4 billion in 2008, mainly on the acquisitions involving Alcon, Speedel, Protez and the Nektar pulmonary business totaling $11.5 billion as well as $2.1 billion of investments in property, plant & equipment. These outflows were partially offset by $3.3 billion in net proceeds from the sale of marketable securities.

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

3. Cash Flow Used for Financing Activities

        Cash outflows used for financing activities in 2008 were $2.6 billion as the dividend payment made in 2008 of $3.3 billion and $0.5 billion related to treasury share transactions were partially offset by cash inflows of $1.3 billion related to net additions to financial debt.

        Cash flow used for continuing financing activities in 2007 was $9.3 billion, an increase of $4.4 billion from 2006 with $2.6 billion used for dividend payments, $2.2 billion net cash outflow was due to the repayment of current and non-current financial debt and $4.6 billion was due to net purchases of treasury shares.

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

4. Net liquidity

        Overall liquidity fell to $6.1 billion at the end of 2008 from $13.2 billion at the end of 2007. Taking into account additional debt raised in 2008, net liquidity at the end of 2007 of $7.4 billion swung to net debt of $1.2 billion at the end of 2008.

        At December 31, 2007 overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to $13.2 billion. Net liquidity (liquidity less current and non-current financial debt) increased by $6.8 billion to a total of $7.4 billion at December 31, 2007, with the divestments making a significant contribution during the year.

        At December 31, 2006 overall liquidity amounted to $8.0 billion. Net liquidity fell by $1.8 billion to a total of $656 million at December 31, 2006, reflecting the acquisitions made during the year.

        Net debt/liquidity constitutes a non-IFRS financial measure, which means that it should not be interpreted as a measure determined under IFRS (International Financial Reporting Standards). Net debt/liquidity is presented as additional information as it is a useful indicator of the Group's ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.

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

5. Free Cash Flow

        We define free cash flow as cash flow from operating activities less purchase or sale of property, plant & equipment, intangible and financial assets and dividends paid. Cash effects realized in connection with the acquisition or divestment of subsidiaries, associated companies and minority interests are excluded from free cash flow. The following is a summary of the Group's free cash flow:

	Year ended December 31,
	2008	2007	2006
	($ millions)	($ millions)	($ millions)
Cash flow from operating activities of continuing operations	9,769	9,210	8,304
Purchase of property, plant & equipment	(2,106)	(2,549)	(1,779)
Purchase of intangible assets	(210)	(584)	(451)
Purchase of financial assets	(136)	(311)	(258)
Proceeds from sale of property, plant & equipment	58	134	83
Proceeds from sale of intangible and financial assets	271	459	195
Dividends paid to shareholders of Novartis AG	(3,345)	(2,598)	(2,049)

Free cash flow from continuing operations	4,301	3,761	4,045
Free cash flow from discontinued operations	(237)	(314)	295

Group free cash flow	4,064	3,447	4,340

        Our 2008 Group free cash flow from continuing operations rose 14% to $4.3 billion on our solid business expansion as well as lower levels of investments in property, plant & equipment and also intangible assets. Capital expenditure for continuing operations on property, plant & equipment for 2008 amounted to $2.1 billion, or 5.1% of net sales from continuing operations, down from 6.7% of net sales in 2007.

        Our 2007 Group free cash flow from continuing operations, excluding the impact of the acquisitions or divestments of subsidiaries, associated companies and minority investments, decreased by 7% ($284 million) to $3.8 billion in 2007 as the increase in cash flow from operating activities and proceeds from asset disposals were offset by increased payments for property, plant and equipment and intangible assets as well as higher dividend payments.

        In 2006 the Group free cash flow from continuing operations, decreased by 13% ($612 million) to $4.0 billion as the increase in cash flow from operating activities was offset by increased payments for property, plant and equipment and intangible assets and lower proceeds from asset disposals.

        Free cash flow is presented as additional information because Novartis considers it is a useful indicator of the Group's ability to operate without relying on additional borrowing or the use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities.

        Free cash flow constitutes a non-IFRS financial measure, which means that it should not be interpreted as a measure determined under IFRS (International Financial Reporting Standards). Free cash flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS).

Capital Resources

Share repurchase program

        The sixth share repurchase program was approved at the annual General meeting on February 26, 2008, authorizing the repurchase of up to CHF 10.0 billion in shares. We suspended this share repurchase program in April 2008 after announcing an agreement providing rights to acquire majority ownership in Alcon, the world leader in eye care. Credit rating agencies supported the strategic intentions of this acquisition while reducing their ratings. We have set a priority of using our strong free cash flow to reduce debt to an appropriate level before considering whether to resume the programs.

        Before the suspension of the sixth share repurchase program, which was started in early 2008, six million shares were repurchased for $296 million (CHF 297 million) at an average price of CHF 49.42 per share.

        We will propose to shareholders at the Annual General Meeting in February 2009 to cancel all shares repurchased during 2008. If approved, a total of six million shares, which corresponds to 0.23% of the registered Novartis share capital, will be cancelled, and the share capital will be reduced accordingly.

        In 2007, under the fourth share repurchase program initiated in August 2004, we bought 22.2 million shares for approximately $1.2 billion (CHF 1.5 billion) at an average price of CHF 69.03 per share. Since the start of the fourth program, a total of 47.6 million shares have been repurchased for $2.4 billion (CHF 3.0 billion). In July 2007, we announced the completion of the fourth share-repurchase program and the launch of the fifth program. The fifth share repurchase program, approved at the annual General meeting on March 1, 2005, was completed in November 2007 through the purchase of 63.2 million shares for a total of $3.4 billion (CHF 4.0 billion).

        At the General Meeting on February 26, 2008 the cancellation was approved of all shares repurchased in the fifth program as well as the remaining 22.2 million shares from the fourth program. A total of 85.35 million shares, which corresponds to 3.13% of the registered Novartis share capital, were cancelled, and the share capital was reduced in 2008 accordingly.

        No shares were repurchased under the fourth program in 2006 and therefore in 2007, our share capital was not reduced. In 2006, our share capital was reduced by 10.2 million shares bought through the purchase programs on the second trading line in 2005. In 2005, our share capital was reduced by 38.0 million shares relating to shares bought on the second trading line in 2004.

        At December 31, 2008, our holding of treasury shares amounted to 378.8 million shares or 14% of the total number of issued shares. At December 31, 2007, our holding of treasury shares amounted to 464.5 million shares or 17% of the total number of issued shares. At December 31, 2006, our holding of treasury shares amounted to 380.7 million shares or 14% of the total number of issued shares.

Bonds

        On June 26, 2008, Novartis AG issued a 3.625% bond, due in 2015 of CHF 800 million. Also on June 26, 2008, our affiliate, Novartis Securities Investment Ltd, Bermuda, issued a 3.5% bond, guaranteed by Novartis AG, due in 2012, of CHF 700 million.

        On November 14, 2002, our affiliate, Novartis Securities Investment Ltd, Bermuda, issued a 3.75% bond, guaranteed by Novartis AG which was repaid in 2007, of EUR 1 billion.

        On October 17, 2001, our affiliate, Novartis Securities Investment Ltd, Bermuda issued a 4% bond, guaranteed by Novartis AG which was repaid in 2006, of EUR 900 million.

Direct Share Purchase Plans

        Since 2001, we have been offering US investors an ADS Direct Plan, which provides these investors an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis American Depositary Shares, which are listed on the New York Stock Exchange under the trading symbol NVS. At December 31, 2008, the ADS Plan had 700 participants (2007: 659 participants).

        Starting in September 2004, we began offering a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. This plan offers an easy and inexpensive way for investors to directly purchase Novartis registered shares and holding them at no cost in a deposit account with SAG SIS Aktienregister AG. At December 31, 2008, a total of 9,162 shareholders were enrolled in this program (2007: 9,052 shareholders).

5.C  Research & Development, Patents and Licenses

        Our R&D spending totaled $7.2 billion, $6.4 billion, and $5.4 billion for the years 2008, 2007 and 2006, respectively. Each of our Divisions has its own R&D and patents policies. For a description of those research and development and patents policies, see "Item 4. Information on the Company—4.B Business Overview."

5.D  Trend Information

        Please see "—5.A Operating Results—Factors Affecting Results of Operations" and "Item 4. Information on the Company—4.B Business Overview" for trend information.

5.E  Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors. See also "Item 18. Financial Statements—note 29" and matters described in "Item 5.F Aggregate Contractual Obligations".

 5.F   Aggregate Contractual Obligations

        We have long-term research agreements with various institutions which require us to fund various research projects in the future. As of December 31, 2008, the aggregate total amount of payments, including potential milestones, which may be required under these agreements, was $3.1 billion. We expect to fund these long-term research agreements with internally generated resources.

        As of December 31, 2008, our total financial debt was $7.4 billion, as compared with $5.8 billion as of December 31, 2007, and $7.3 billion as of December 31, 2006. The increase from 2007 to 2008 of $1.6 billion was principally due to the issuance of new bonds. The decrease from 2006 to 2007 of $1.5 billion was principally due to the repayment of an outstanding euro bond, as well as the repayment of current debt and effects of currency translation.

        We have $1.4 billion of bonds outstanding at December 31, 2008, whereas we had no bonds outstanding at December 31, 2007. We had bonds of $1.3 billion at December 31, 2006 which were repaid in 2007. For details on the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 18".

        As of December 31, 2008, we had current debt (excluding the current portion of non-current debt) of $5.2 billion as compared with $5.1 billion as of December 31, 2007, and $5.3 billion as of December 31, 2006. This current debt consists mainly of $3.5 billion (2007: $4.1 billion; 2006: $3.8 billion) in other bank and financial debt, including interest bearing employee accounts; $1.3 billion (2007: $0.8 billion; 2006: $1.4 billion) of commercial paper, and $0.4 billion (2007: $0.2 billion; 2006: $0.1 billion) of other current debt. For further details see "Item 18. Financial Statements—note 20".

        We are in compliance with all covenants or other requirements set forth in our financing agreements. We do not have any rating downgrade triggers that would accelerate maturity of our debt. For details of the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 18".

        The following table summarizes our contractual obligations and other commercial commitments at December 31, 2008 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	($ millions)	($ millions)	($ millions)	($ millions)	($ millions)
Non-current financial debt	2,195	17	711	704	763
Operating leases	1,173	301	394	219	259
Unfunded pension and other post-retirement obligations	1,048	59	127	152	710
Research & development
—Unconditional commitments	305	86	91	58	70
—Potential milestone commitments	2,754	284	644	992	834
Purchase commitments
—Property, plant & equipment	674	543	97	25	9

Total contractual cash obligations	8,149	1,290	2,064	2,150	2,645

        We expect to fund the R&D and purchase commitments with internally generated resources.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters" and "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A.7 Legal Proceedings."

Item 6.    Directors, Senior Management and Employees

6.A Directors and Senior Management

Board of Directors

Daniel Vasella, M.D., Swiss, age 55.

        Function at Novartis AG. Dr. Vasella has served as Chief Executive Officer and executive member of the Board of Directors since the merger that created Novartis in 1996. He was appointed Chairman of the Board of Directors in 1999. Dr. Vasella has led Novartis through dynamic growth to rank among the world's most successful healthcare companies with a business strategy focused on a diversified portfolio of pharmaceuticals, vaccines, generics and consumer health. He has also implemented several pioneering initiatives to ensure access to medicines in the areas of malaria, cancer and leprosy, among others, dedicating 2.5% of revenues each year to these programs.

        Other activities. Dr. Vasella is a member of the Board of Directors of Pepsico, Inc., New York, and of Alcon, Inc., Switzerland. He is also a member of the Global Health Program Advisory Panel of the Bill & Melinda Gates Foundation, a foreign honorary member of the American Academy of Arts and Sciences, the International Business Leaders Advisory Council for the Mayor of Shanghai, and the International Board of Governors of the Peres Center for Peace in Israel.

        Professional background. Dr. Vasella graduated with an M.D. from the University of Bern, Switzerland, in 1979 and was a practicing physician until he joined Sandoz Pharmaceuticals Corporation in 1988, where he held the position of CEO before the merger. Dr. Vasella has been honored with several awards, including the Harvard Business School's Alumni Achievement Award and Appeal of Conscience Award, the AJ Congress Humanitarian Award, the Ordem Nacional do Cruzeiro do Sul (Brazil), and holds the rank of Chevalier in the Ordre national de la Légion d'honneur (France). He was also awarded an honorary doctorate by the University of Basel. In addition, a readership survey by the "Financial Times" selected Dr. Vasella as the most influential European businessman of the past quarter century. During Dr. Vasella's tenure as Chairman and CEO, Novartis has been included on Ethisphere Institute's list of the world's most ethical companies, "Fortune" magazine's list of the world's most admired companies and the "Barron's" magazine list of the world's most respected companies.

Ulrich Lehner, Ph.D., German, age 62.

        Function at Novartis AG. Ulrich Lehner has been a member of the Board of Directors since 2002. He qualifies as an independent Non-Executive Director. He serves as Vice Chairman, Lead Director and Chairman of the Corporate Governance and Nomination Committee. He is also a member of the Audit and Compliance Committee, the Chairman's Committee and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities. Ulrich Lehner is Chairman of the supervisory board of Deutsche Telekom AG and serves as a member of the supervisory board of E.ON AG, of Thyssen Krupp AG, of HSBC Trinkaus & Burkhardt KGaA and of Porsche Automobil Holding SE, all in Germany. He is also a member of the shareholders' committee of Henkel AG & Co. KGaA and of Oetker KG, both in Germany.

        Professional background. Ulrich Lehner graduated in business administration and mechanical engineering from the Darmstadt University of Technology in 1975. From 1975 to 1981, he was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Duesseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Germany from 1983 to 1986, Ulrich Lehner returned to Henkel as Finance Director. From 1991 to 1994, he headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong, and from 1995 to 2000, served as Executive Vice President, Finance/Logistics (CFO), of Henkel KGaA. From 2000 to 2008, Ulrich Lehner served as Chairman of the Management Board of Henkel KGaA.

Hans-Joerg Rudloff, German, age 68.

        Function at Novartis AG. Hans-Joerg Rudloff has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is Vice Chairman and Chairman of the Compensation Committee. He is also a member of the Chairman's Committee and the Audit and Compliance Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities. Hans-Joerg Rudloff serves on a number of Boards of Directors, including the TBG Group (Thyssen-Bornemisza Group), Monaco, and RBC, Russia. In 2005, Hans-Joerg Rudloff became Chairman of the International Capital Markets Association (ICMA), Switzerland. In 2006, he joined the Board of Directors of Rosneft, a Russian state-controlled oil company, and became Chairman of the audit committee. He serves as the Chairman of the Board of Directors of Bluebay Asset Management Ltd., United Kingdom, and the Marcuard Group, Switzerland. He is also member of the Board of Directors of New World Resources B.V., Netherlands. In addition, Hans-Joerg Rudloff is a member of the advisory boards of Landeskreditbank Baden-Wuerttemberg and EnBW (Energie Baden-Wuerttemberg), both in Germany.

        Professional background. Hans-Joerg Rudloff studied economics at the University of Bern. After graduating in 1965, he joined Credit Suisse in Geneva. He moved to the New York-based investment banking firm of Kidder Peabody Inc. in 1968. He later headed Swiss operations and was elected Chairman of Kidder Peabody International. In 1978, he became a member of the Board of Directors of Kidder Peabody Inc., United States. In 1980, he joined Credit Suisse First Boston, Switzerland, was elected Vice Chairman in 1983 and became Chairman and CEO in 1989. From 1986 to 1990, Hans-Joerg Rudloff was also a member of the executive board of Credit Suisse in Zurich, in charge of all securities and capital-market departments. From 1994 to 1998, Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, he was appointed to the board of directors of Sandoz AG. In 1998, Hans-Joerg Rudloff joined Barclays Capital, United Kingdom, where he is presently Chairman.

Peter Burckhardt, M.D., Swiss, age 69.

        Function at Novartis AG. Dr. Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is a member of the Audit and Compliance Committee.

        Other activities. From 1982 to 2004, Dr. Burckhardt was Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland. Since 1990, he has been the organizer and Chairman of the International Symposia on Nutrition and Osteoporosis. Since 2008, he is chief editor of the scientific review "Osteology."

        Professional background. Dr. Burckhardt is a Professor of Medicine. He has an M.D. from the University of Basel and is a trained internal medicine and endocrinology specialist from the University of Lausanne and the Massachusetts General Hospital, Boston. Dr. Burckhardt has been Head of the Department of Internal Medicine at the University Hospital of Lausanne from 1982 to 1989 and Chief of Medical Services at the same hospital from 1988 to 2004. In addition to his clinical activities, Dr. Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine and a member of the Appeal Committee of Switzerland's National Agency for Drug Controls. He was Chairman of the country affiliates and a member of the executive committee of the International Foundation for Osteoporosis and served as treasurer of the foundation until 2006. Other experiences include board memberships in the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, the Committee for Endocrinology of the European Community and advisory roles to scientific foundations in Switzerland and Germany.

Srikant Datar, Ph.D., American, age 55.

        Function at Novartis AG. Srikant Datar has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director. He is Chairman of the Audit and Compliance Committee and a member of the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities. Srikant Datar is a member of the Board of Directors of ICF International Inc., Virginia, and KPIT Cummins Infosystems Ltd., India. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University.

        Professional background. In 1973, Srikant Datar graduated with distinction in mathematics and economics from the University of Bombay. He is a Chartered Accountant and holds two master's degrees and a Ph.D. from Stanford University. Srikant Datar has worked as an accountant and planner in industry and as a professor at the Carnegie Mellon University, Stanford University and Harvard University in the United States. Srikant Datar is Senior Associate Dean at the Graduate School of Business Administration of Harvard. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Srikant Datar has advised and worked with numerous renowned firms such as General Motors, Mellon Bank and Morgan Stanley in research, development and training.

Ann Fudge, American, age 57.

        Function at Novartis AG. Ann Fudge has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is a member of the Corporate Governance and Nomination Committee.

        Other activities. Ann Fudge serves on the Board of Directors of General Electric, Connecticut, and on the Board of Overseers of Harvard University. She is also a Trustee of the Rockefeller Foundation and of Morehouse College, and Chair of the U.S. Programs Advisory Panel of the Gates Foundation.

        Professional background. Ann Fudge received her B.A. from Simmons College and her M.B.A. from Harvard University Graduate School of Business. She is former Chairman and CEO of Young & Rubicam Brands. Before that, she served as President of the Beverages, Desserts and Post Division of Kraft Foods.

William W. George, American, age 66.

        Function at Novartis AG. William W. George has been a member of the Board of Directors since 1999. He is a member of the Chairman's Committee.

        Other activities. William W. George is a member of the Boards of Directors of Goldman Sachs, New York, and Exxon Mobil, Texas. He is Professor of Management Practice at Harvard Business School. He is a trustee of the Carnegie Endowment for International Peace and the World Economic Forum USA.

        Professional background. William W. George received a Bachelor of Science in industrial engineering (B.S.I.E.) from Georgia Institute of Technology in 1964 and an M.B.A. from Harvard University in 1966. From 1966 to 1969, he worked in the U.S. Department of Defense as a special assistant to the Secretary of the Navy and as assistant to the Comptroller. After serving as President of Litton Microwave Cooking

Products, California, William W. George held a series of executive positions with Honeywell, New Jersey, from 1978 to 1989. He then served as President and Chief Operating Officer of Medtronic, Inc., Minnesota and, from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic's Chairman. He has served as Executive-in-Residence at Yale School of Management; Professor of Leadership and Governance at IMD International in Switzerland, and visiting Professor at the École Polytechnique Fédérale Lausanne (EPFL) in Switzerland.

Alexandre F. Jetzer, Swiss, age 67.

        Function at Novartis AG. Alexandre F. Jetzer has been a member of the Board of Directors since 1996.

        Other activities. Alexandre F. Jetzer is a member of the supervisory board of Compagnie Financière Michelin, Switzerland, and of the board of the Lucerne Festival Foundation, Switzerland. He is a member of the International Advisory Panel on Biotechnology Strategy of the Prime Minister of Malaysia, a member of the Investment Advisory Council of the Prime Minister of Turkey and economic advisor to the Governor of Guangdong Province, China. He is also a member of the Development Committee of the Neuroscience Center of the University of Zurich, Switzerland.

        Professional background. Alexandre F. Jetzer graduated with master's degrees in law and economics from the University of Neuchâtel, Switzerland, and is a licensed attorney. From 1967 to 1980, he served as General Secretary of the Swiss Federation of Commerce and Industry (Vorort). Alexandre F. Jetzer joined Sandoz in 1980. In 1981, he was appointed member of the Sandoz Group Executive Committee in his capacity as Chief Financial Officer. In 1990, he became Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey, and at the same time served as President and CEO of Sandoz Corporation in New York. After the merger which created Novartis in 1996 until 1999, he was Head of International Coordination, Legal & Taxes and a member of the Executive Committee of Novartis.

        Permanent Novartis management or consultancy engagements. Alexandre F. Jetzer has a consultancy agreement with Novartis International AG (Government Relations Support).

Pierre Landolt, Swiss, age 61.

        Function at Novartis AG. Pierre Landolt has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities. Pierre Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Syngenta AG. He is a partner with unlimited liabilities of the private bank Landolt & Cie. Pierre Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, the Instituto Estrela de Fomento ao Microcrédito, AxialPar Ltda and Moco Agropecuaria Ltda. In Switzerland, Pierre Landolt is the Chairman of Emasan AG and Vaucher Manufacture Fleurier SA and the Vice-Chairman of Parmigiani Fleurier SA. He is a Director of EcoCarbone SA and Amazentis SA and was formerly Chairman of the CITCO Group (1995-2005). He is also Vice-Chairman of the Montreux Jazz Festival Foundation.

        Professional background. Pierre Landolt graduated with a bachelor's degree in law from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the semi-arid northeast region of Brazil and, over several years, converted it into a model farm in organic and biodynamic production. Since 1997 Pierre Landolt has been Associate and Chairman of AxialPar Ltda, Brazil, an investment company focused on sustainable development, with investments in fish farming, soybean for human consumption and organic vegetable. In 2000, he co-founded EcoCarbone SA, France, a company active in the design and development of carbon-sequestration processes in Asia, Africa, South America and Europe. In 2007, he co-founded Amazentis SA, a start-up company active in the convergence space of medication and nutrition. In addition to his private activities, Pierre Landolt has been President of the Sandoz Family Foundation since 1994 and oversees the development of the foundation in several investment fields, inter alia hotel, watch making and telecommunications.

Andreas von Planta, Ph.D., Swiss, age 53.

        Function at Novartis AG. Andreas von Planta has been a member of the Board of Directors since 2006. He qualifies as an independent Non-Executive Director. He is a member of the Audit and Compliance Committee and the Corporate Governance and Nomination Committee.

        Other activities. Andreas von Planta is Vice Chairman of Holcim Ltd. and of the Schweizerische National-Versicherungs-Gesellschaft AG, both in Switzerland, and is a member of the boards of various Swiss subsidiaries of foreign companies and other non-listed Swiss companies. He is a member of the board of editors of the Swiss Review of Business Law and is a former Chairman of the Geneva Association of Business Law. Andreas von Planta is Chairman of the regulatory board of the SIX Swiss Exchange AG.

        Professional background. Andreas von Planta holds lic. iur. and Ph.D. degrees from the University of Basel and an LL.M. from Columbia University School of Law, New York. He passed his bar examinations in Basel in 1982. Since 1983, he has been living in Geneva, working for the law firm Lenz & Staehelin where he became a partner in 1988. His areas of specialization include corporate law, corporate finance, company reorganizations, and mergers and acquisitions.

Dr. Ing. Wendelin Wiedeking, German, age 56.

        Function at Novartis AG. Wendelin Wiedeking has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director.

        Other activities. Wendelin Wiedeking is Chairman of the executive board of Porsche Automobil Holding SE and of Dr. Ing. h.c. F. Porsche AG, both in Germany. He is also a member of the supervisory board of Volkswagen AG and of AUDI AG, both in Germany.

        Professional background. Wendelin Wiedeking graduated in mechanical engineering in 1978 and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen, Germany. His professional career began in 1983 as Director's Assistant in the Production and Materials Management area of Dr. Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988, he moved to Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive Officer and Chairman of the Board of Management of Glyco AG. In 1991, he returned to Porsche AG as Production Director. A year later, the supervisory board appointed him spokesman of the executive board (CEO), and Chairman in 1993.

Marjorie M. Yang, Chinese, age 56.

        Function at Novartis AG. Marjorie M. Yang has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is a member of the Compensation Committee.

        Other activities. Marjorie M. Yang is Chairman of the Esquel Group, Hong Kong. She currently sits on the Boards of Directors of Swire Pacific Ltd., CLP Holdings and The Hong Kong and Shanghai Banking Corporation Ltd., all in Hong Kong. She is also a member of the National Committee of the Chinese People's Political Consultative Conference, Chairman of the Textile and Clothing Sector Committee, Vice Chairman of the China Association of Enterprises with Foreign Investment and a member of the M.I.T. Corporation. Marjorie M. Yang is on the Board of Dean's Advisors of Harvard Business School.

        Professional background. Marjorie M. Yang graduated with a B.S. in mathematics from M.I.T. and holds an M.B.A. from Harvard Business School. From 1976 to 1978, she was an associate in Corporate Finance, Mergers and Acquisitions with the First Boston Corporation in New York. In 1979, she returned to Hong Kong and helped create Esquel. She has been Chairman of the Esquel Group since 1995.

Rolf M. Zinkernagel, M.D., Swiss, age 64.

        Function at Novartis AG. Dr. Zinkernagel has been a member of the Board of Directors since 1999. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities. Dr. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, member of the Advisory Council of BMS Singapore, and Past President of the executive board of the International Union of Immunological Societies (IUIS). He is also a member of the scientific advisory boards of Bio-Alliance AG, Germany; Aravis General Partner Ltd., Cayman Islands; Telormedix, Switzerland; Esbatech, Switzerland; Novimmune, Switzerland; Cancevir, Switzerland; xbiotech, Canada; Nuvo Research, Inc., Canada; ImVision, Germany, MannKind, California; and Laboratoire Koch, Switzerland. Dr. Zinkernagel is a science consultant to Chilka Ltd., Grand Cayman; Ganymed, Germany; and Zhen-Ao Group, China. He is also a member of the Advisory Panel of Swiss Re, Switzerland.

        Professional background. Dr. Zinkernagel graduated from the University of Basel with an M.D. in 1970. From 1992 to 2008, he was Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Dr. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine, which he was awarded in 1996.

Executive Officers

        Daniel Vasella, M.D., Swiss, age 55.    See "—Board of Directors."

        Raymund Breu, Ph.D., Swiss, age 63.    Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and in 1982 became Head of Finance for the Sandoz affiliates in the United Kingdom. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the United States. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, Switzerland, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, Raymund Breu assumed his current position as Chief Financial Officer and member of the Executive Committee of Novartis. He is also a member of the Board of Directors of Swiss Re and the Swiss takeover commission.

        Juergen Brokatzky-Geiger, Ph.D., German, age 56.    Juergen Brokatzky-Geiger graduated with a Ph.D. in chemistry from the University of Freiburg, Germany, in 1982. He joined Ciba-Geigy Ltd. in 1983 as a Laboratory Head in the Pharmaceuticals Division. After a job rotation in the United States, he held positions of increasing responsibility in Research and Development (R&D) including Group Leader of Process R&D, Head of Process R&D, and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. He later became the Head of Chemical and Analytical Development and served as the Global Head of Technical R&D from 1999 to August 2003. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee of Novartis since January 1, 2005.

        Mark C. Fishman, M.D., American, age 57.    Dr. Fishman graduated with a B.A. from Yale College in 1972 and an M.D. from Harvard Medical School in 1976. He was appointed President of the Novartis Institutes for BioMedical Research (NIBR) in 2002. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston and Professor of Medicine at Harvard Medical School. Dr. Fishman serves on several editorial boards and has worked with national policy and scientific committees including those of the US National Institutes of Health (NIH) and the Wellcome Trust. He completed his Internal Medicine residency, Chief Residency and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and Fellow of the American Academy of Arts and Sciences. He has been a member of the Executive Committee of Novartis since 2002.

        Joseph Jimenez, American, age 49.    Joseph Jimenez graduated with a B.A. degree from Stanford University in 1982 and earned an M.B.A. from the University of California, Berkley in 1984. He began his career at The Clorox Company, California, and later served as president of two operating divisions at ConAgra, Nebraska. In 1998, he joined the H.J. Heinz Company, Pennsylvania, and was named President and Chief Executive Officer of the North America business. From 2002 to 2006 he served as President and Chief Executive Officer of Heinz in Europe. Before joining Novartis, he served as a non-executive director of AstraZeneca plc, United Kingdom, from 2002 to 2007, and was an advisor for the private equity organization Blackstone Group, New York. He joined Novartis in April 2007 as CEO of the Consumer Health Division. He was appointed to his present position as CEO of the Pharmaceuticals Division in October 2007. He has been a member of the Executive Committee of Novartis since November 1, 2007.

        Joerg Reinhardt, Ph.D., German, age 52.    Joerg Reinhardt graduated with a Ph.D. in pharmaceutical sciences from the University of Saarbruecken, Germany, in 1981. He joined Sandoz Pharma Ltd. in 1982 and held positions of increasing responsibility in Research and Development for the company. In 1994, he was named Head of Development for Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Joerg Reinhardt became Head of Preclinical Development and Project Management for Novartis and assumed the position of Head of Pharmaceutical Development in 1999. From 2006 to 2008, he served as Head of the Vaccines and Diagnostics Division. On December 1, 2008, he was named Chief Operating Officer of Novartis. He chairs the Board of Directors of the Genomics Institute of the Novartis Foundation in La Jolla, California. Joerg Reinhardt has been a member of the Executive Committee of Novartis since January 1, 2007.

        Andreas Rummelt, Ph.D., German, age 52.    Andreas Rummelt graduated with a Ph.D. in pharmaceutical sciences from the University of Erlangen-Nuernberg, Germany. He joined Sandoz Pharma Ltd. in 1985 and held various positions with increasing responsibility in Development. In 1994, he was appointed Head of Worldwide Technical Research & Development, a position he retained following the merger that created Novartis in 1996. From 1999 to 2004, Andreas Rummelt served as Head of Technical Operations of the Novartis Pharmaceuticals Division and from 2004 to 2008 as Head of Sandoz. On December 1, 2008, he was named Group Head of Quality Assurance and Technical Operations. Andreas Rummelt has been a member of the Executive Committee of Novartis since January 1, 2006.

        Thomas Wellauer, Ph.D., Swiss, age 53.    Thomas Wellauer graduated with a Ph.D. in systems engineering and an M.S. in chemical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland. He also holds an M.B.A. from the University of Zurich. Thomas Wellauer joined Novartis in 2006 as Head of Corporate Affairs. He started his career with McKinsey and Company, Switzerland, becoming a Partner in 1991 and Senior Partner in 1996. In 1997, he was named CEO of the Winterthur Insurance Group, Switzerland, which later was acquired by Credit Suisse. At Credit Suisse he was a member of the Group Executive Board, initially responsible for the Group's insurance business before becoming CEO of the Financial Services Division. Most recently before joining Novartis, Thomas Wellauer headed and completed the Clariant Performance Improvement Program, a global turnaround project at the specialty chemicals maker. He has been a member of the Executive Committee of Novartis since January 1, 2007.

        Thomas Werlen, Ph.D., Swiss, age 43.    Thomas Werlen holds lic.iur. and Ph.D. degrees in law from the University of Zurich and a master's degree in law from Harvard Law School. He is a member of the New York bar and the Zurich bar. Thomas Werlen started his professional career with the law firm Lenz & Staehelin in Zurich in 1990. After graduation from Harvard Law School in 1995, he joined Cravath, Swaine & Moore in New York. In 2001, he was elected a partner in the London office of Allen & Overy. He joined Novartis in January 2006 as General Counsel of Novartis and responsible for the Group's legal affairs. He is also Secretary to the Corporate Governance and Nomination Committee of the Board of Directors. In addition, he is a member of the regulatory board of the SIX Swiss Exchange AG. Thomas Werlen has been a member of the Executive Committee of Novartis since October 16, 2008, after previously serving as Permanent Attendee since September 2007.

Permanent Attendees

        David Epstein, American, age 47.    David Epstein graduated with a B.S. degree in pharmacy from Rutgers University College of Pharmacy in 1984 and with an M.B.A. in finance and marketing from the Columbia University Graduate School of Business in 1987. Before joining Novartis, he was an associate in the Strategy Practice of the consulting firm Booz Allen Hamilton, United States. David Epstein joined Sandoz, a predecessor company of Novartis, in 1989 and held various leadership positions of increasing responsibility for the company, including Chief Operating Officer of Novartis Pharmaceuticals Corporation in the United States and Head of Novartis Specialty Medicines. He currently serves as Head of Novartis Oncology. Since December 1, 2008, he also leads the new unit Molecular Diagnostics. David Epstein has been a Permanent Attendee of the Executive Committee of Novartis since December 1, 2008.

        Jeffrey George, American, age 35.    Jeff George graduated with an M.A. from the Johns Hopkins University's School of Advanced International Studies in 1999, where he studied international economics and emerging markets political economy, and received an M.B.A. from Harvard University in 2001. Before joining Novartis, he was a Senior Director of Strategy & Business Development at Gap Inc. in San Francisco, and from 2001 to 2004 was with McKinsey & Co. in San Francisco. He joined the Novartis Vaccines Division in January 2007 as Head of Commercial Operations for Western & Eastern Europe and then advanced to Head of Emerging Markets for the Middle East, Africa, Southeast Asia & CIS at Novartis Pharma. On December 1, 2008, Jeff George was named Head of Sandoz. He has been a Permanent Attendee of the Executive Committee of Novartis since December 1, 2008.

        George Gunn, British, age 58.    George Gunn graduated with a Bachelor of veterinary medicine and surgery degree and a diploma in veterinary state medicine from the Royal (Dick) School of Veterinary Studies in Edinburgh, United Kingdom, in 1973. In 2008, he received an honorary doctorate in veterinary medicine and surgery from the University of Edinburgh. Before joining Novartis, George Gunn was President of Pharmacia Animal Health, based in the United States. Prior to Pharmacia, he spent over 15 years in positions of increasing responsibility in healthcare companies. He worked as a veterinary surgeon for nine years before joining industry. George Gunn joined Novartis in 2003 as Head of Novartis Animal Health, North America. In January 2004, George Gunn assumed his present position as Head of the Animal Health business unit. In addition to this role, he was appointed Head of the Consumer Health Division on December 1, 2008. George Gunn has been a Permanent Attendee of the Executive Committee of Novartis since December 1, 2008.

        Andrin Oswald, M.D., Swiss, age 37.    Dr. Oswald graduated with an M.D. from the University of Geneva, Switzerland, in 1999. Dr. Oswald was a delegate of the International Committee of the Red Cross (ICRC) to Nepal from 2002 to 2003. Before joining Novartis in 2005, he worked with McKinsey & Company, Switzerland. From 2005 to 2008, Dr. Oswald advanced from Assistant to the Chairman and CEO to Head of the Country Pharma Organization (CPO) and Country President for Novartis in South Korea to CEO of Speedel and Global Head of Development Franchises at Novartis Pharma. On December 1, 2008, he was named Head of the Vaccines and Diagnostics Division. Dr. Oswald has been a Permanent Attendee of the Executive Committee of Novartis since December 1, 2008.

        None of the above directors or senior management has any family relationship with any other director or member of our senior management, except that Jeffrey George is the son of William W. George. William W. George will resign from the Board as of the Annual General Meeting to be held on February 24, 2009. None of the above directors or senior management were appointed pursuant to an arrangement or understanding between such officer or director and any third party.

6.B Compensation

GENERAL PRINCIPLES AND PROCESSES

        Novartis offers competitive compensation and benefit plans for associates around the world that are transparent, coherent and aligned with the Group's pay-for-performance philosophy. These plans underline the importance placed on superior and sustained performance that supports long-term business objectives in the interest of the Group and its shareholders and does not sacrifice for short-term objectives.

        The independent external advisor to the Board's Compensation Committee reviewed this Report and concluded that it addresses required issues adequately to ensure transparency of key elements of the Group's compensation philosophy and executive remuneration.

Performance-Based Compensation

        The success of Novartis depends to a large extent on the abilities and dedication of its associates. We aspire to be an employer of choice with the ability to attract, retain and motivate the most talented and performance driven associates around the world.

        Our compensation policy applies to all Novartis associates and is designed to:

  •
  Align the objectives of our associates with the interests of our shareholders;

  •
  Incentivize our associates to create sustainable value for Novartis and its shareholders;

  •
  Support a diverse and performance-oriented culture and meritocracy that allows Novartis to reward high-performing individuals who adhere to best business practices and whose commitment and contribution enable the Group to achieve its goal to be one of the world's most admired and respected healthcare companies; and to

  •
  Be competitive with a relevant group of other world-class and industry peer companies who operate and compete for talent on a global basis.

        Paying for performance is the guiding principle of the Novartis compensation policy. For superior performance, total compensation awarded to individual associates may reach levels comparable to the top quartile levels of compensation offered by the relevant benchmark companies.

        Under the performance-dependent variable compensation plans, Novartis defines target incentive percentages (i.e. a percentage of annual base salary) for each participating associate at the start of a performance period, which is traditionally the start of a new year. In general, these target percentages are multiplied at the end of the performance period with individual payout multipliers for each associate. The size of the multiplier depends on the incentive plan, on the associate's actual performance against individual objectives as agreed to at the beginning of the performance period as well as compliance with the Novartis Values and Behaviors, and on the overall performance of the Group or relevant business area.

        Incentive payout multipliers usually range from 0 to 2. For exceptional performance, higher payout multipliers may apply. Such cases require the approval of the Chairman and Chief Executive Officer and, for certain executives, the approval of the Compensation Committee. All compensation plans and levels are reviewed regularly based on publicly available data as well as on analyses by independent compensation research companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts, accountants and consultants.

Source of the Shares Awarded

        Novartis continues to use shares repurchased in the market to fulfill obligations to deliver shares as required for the variable compensation plans.

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

        Two performance assessments are carried out each year—a mid-year and a year-end review. The reviews consist of formal meetings between each associate and his or her line manager to evaluate the associate's performance, both in light of the business objectives defined at the beginning of the year and of the Groupwide Novartis Values and Behaviors. Based on the year-end performance rating, line managers and next-level line managers determine the incentive awards for each associate under review as well as the target compensation for the coming year.

Share Ownership

        The Novartis Board maintains share ownership guidelines to realize the ownership philosophy among senior executives and Directors. These guidelines require a group of approximately 30 key executives to own at least a certain multiple of their annual base salary in Novartis shares or options, and for all Directors to own at least a certain number of Novartis shares.

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

        The Compensation Committee scrutinizes compensation data from various external compensation advisors to remain well informed about developments and best practices in the compensation area. Since 2007, Pearl Meyer & Partners LLC acts as independent external advisor to the Committee. Pearl Meyer & Partners LLC reports directly to the Committee and provides no other services to Novartis.

        As long as an associate achieves his or her performance targets, the total amount of compensation awarded is generally comparable to the median level of compensation provided by relevant benchmark companies. In case of over- or under-performance by an associate, the actual total compensation delivered is adjusted up or down, as appropriate.

        The compensation package of Novartis associates consists of an annual base compensation along with variable compensation components as described below.

        The independent external advisor reviewed the contents of this Item 6.B and concluded that the report covers the required issues in sufficient depth to ensure transparency of the key elements of executive reward.

Base Compensation

        Base compensation is intended to give each associate a fixed salary. These levels depend upon job characteristics, market competitiveness and the associate's skills. The salary evolution depends on the associate's individual performance and the level vis-à-vis the benchmark.

Variable Compensation

        Novartis has three main variable compensation plans: annual incentive plans, the Novartis Equity Plan "Select" and the Long-Term Performance Plan.

        Under the Novartis Equity Plan "Select" and the Long-Term Performance Plan, all awards must be delivered in the form of equity in Novartis, except in the United States where awards from the Long-Term Performance Plan may also be delivered in cash under the Deferred Compensation Plan.

Annual Incentive Plans

        Most associates participate in annual incentive plans. Under these plans, awards are made each year based on the associate's individual year-end performance rating as well as on the Group's or business area's performance. If an associate receives a rating below a certain threshold, or if other circumstances so require, no awards are granted under these plans.

        Associates in certain countries and certain key executives worldwide are encouraged to receive their incentive awards fully or partially in Novartis shares instead of cash. To that end, Novartis maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

  •
  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 11,000 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. Approximately 4,900 associates chose to participate in this plan related to incentives paid for performance in 2008.

  •
  In the United Kingdom, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net incentive in shares. Two invested shares are matched with one share, which will vest after three years. During 2008, approximately 1,500 associates in the United Kingdom participated in these plans.

  •
  Approximately 30 key executives worldwide were invited to participate in a five-year Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2008. Shares are invested in this plan for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

        In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

 Novartis Equity Plan "Select"

        Awards under this plan may be granted each year based on the associate's individual year-end performance rating, talent rating and Group or business area performance. No awards are granted for ratings below a certain threshold.

        Participants in this plan can elect to receive their incentive in the form of shares, share options, or a combination of both. Each share option is tradable, expires on its tenth anniversary and is exercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date.

        If associates in North America choose to receive the Select incentive amount (or part of it) in tradable share options on American Depositary Shares (ADS), then the resulting number of share options is determined by dividing the respective Select incentive amount by a value that equals 95% of the IFRS value of the options on ADS. For associates in other countries, the divisor equals 90% of the IFRS value of options on shares.

        Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis for reasons other than retirement, disability or death, unvested shares and share options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

        A total of 10,633 participants received a total of 29.6 million tradable share options and 4,609,853 restricted shares under the Novartis Equity Plan "Select", for their performance in 2008, representing a participation rate of approximately 11% of all full-time equivalent associates worldwide. Approximately 9% of the total equity value awarded under the plan was granted to members of the Executive Committee.

        As of December 31, 2008, a total of 70.6 million share options granted to associates were outstanding, covered by an equal number of shares and corresponding to 2.9% of the total number of outstanding Novartis shares (excluding treasury shares).

Long-Term Performance Plan

        The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group.

        Performance is measured against annual Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any award depends on the Group's overall accumulated performance over a three-year period. If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

        The Compensation Committee amended the Long-Term Performance Plan in 2005 to make Group EVA, as opposed to division or business area EVA, the relevant criterion and to make the performance period three years. The first delivery of shares under the amended plan occurred in January 2009 based on Group EVA achievement over the performance period 2006 to 2008. For this performance period, approximately 105 key executives were awarded performance shares.

        Approximately 110 key executives (for the performance period 2007 to 2009), 110 key executives (for the performance period 2008 to 2010) and 105 key executives (for the performance period 2009 to 2011) have been granted Novartis performance share units. Grants are dependent upon Group EVA achievements and may or may not lead to actual awards in January 2010, January 2011 and January 2012, respectively.

 Special Share Awards

        In addition to base and variable compensation described above, selected associates may receive extraordinary or annual awards of restricted or unrestricted shares. These special share awards are discretionary, providing flexibility to reward particular achievements or exceptional performance and retain key contributors.

        Restricted special share awards generally have a five-year vesting period. If a participant leaves Novartis for reasons other than retirement, disability or death, the participant will generally forfeit unvested shares. Approximately 310 associates at different levels in the organization were awarded restricted shares in 2008.

CONTRACTS WITH MEMBERS OF THE EXECUTIVE COMMITTEE

        In accordance with best practices in corporate governance, it is Novartis' principle that new employment contracts with members of the Executive Committee should contain:

  •
  No unusually long notice periods;

  •
  No change-of-control clauses; and

  •
  No severance payments.

        Two existing contracts with members of the Executive Committee are not in line with this principle since they provide for a notice period of 36 months (in both cases) or a change-of-control clause (in one case). To align these contracts, Novartis gave notice in 2007 to these two members of the Executive Committee.

        The employment contract of Dr. Daniel Vasella in his current roles as Chairman and Chief Executive Officer, which includes a severance payment of $57 million (based on the year-end spot exchange rate of CHF 1.055 = $1.00) and a payment in case of a change-of-control event of $142 million (based on the same year-end spot exchange rate), will expire at the Annual General Meeting in 2009. These two payments are mutually exclusive. In October 2008, the Board and Dr. Vasella have reached an agreement on the terms of a new contract extending his current roles as Chairman and Chief Executive Officer of Novartis. The new contract will be finalized before the existing contract expires.

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

        During the year, the Compensation Committee reviewed the General Principles underpinning executive compensation and confirmed these as appropriate for Novartis.

 Compensation of the Chairman and Chief Executive Officer

General Process

        At the end of each year, the Chairman and Chief Executive Officer presents his proposed individual objectives and targets for the coming year to the Board. The Board reviews and discusses this proposal, and, after any desired amendments, gives its approval. In particular, the Board ensures that the Chairman and Chief Executive Officer's objectives are in line with the Group's goals of fostering sustainable long-term performance and that they are not sacrificed by short-term financial objectives but support long-term business objectives in the interest of the Group and its shareholders.

        Toward the end of each year, the Chairman and Chief Executive Officer prepares a self-appraisal, which is discussed with the Lead Director and the rest of the Board. The Lead Director also holds individual discussions with all Non-Executive Directors about the Chairman and Chief Executive Officer's performance.

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

        Afterwards, the Compensation Committee decides upon the total remuneration package for the previous year and the target compensation (base and variable compensation as well as special share awards) for the coming year, taking into account all relevant factors including available benchmark information and the advice of the independent external advisor.

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

        Non-financial targets may typically include the following objectives: successful acquisitions, disposals and licensing transactions, Research and Development performance, product launches, successful implementation of growth or cost containment initiatives, or the successful launch of new sites or operations.

Compensation of the Chairman and Chief Executive Officer for 2008

        The Compensation Committee met in a separate session with external advisors on January 20, 2009, to determine the compensation for 2008 for the Chairman and Chief Executive Officer (he does not attend this meeting and is not a member of the Compensation Committee).

        The Compensation Committee based its decision on its assessment of the Chairman and Chief Executive Officer's performance versus his financial and non-financial targets set by the Board, taking into account the year-end feedback collected by the Lead Director from each independent Director. The results were assessed from both quantitative and qualitative perspectives. Moreover, given its conviction that judgment should be applied in addition to focusing on metrics when assessing a senior executive's performance, the Compensation Committee also applied discretion in its assessment.

        Taking the above into consideration, the Compensation Committee concluded that, with the exception of certain targets related to the Sandoz Division, the Chairman and Chief Executive Officer exceeded all his financial and non-financial targets including the progress of the Forward initiative.

        Outside the Sandoz Division, the Compensation Committee particularly welcomed the substantial growth in all other divisions (Pharmaceuticals, Vaccines and Diagnostics and Consumer Health), each of them exceeding their respective financial targets. Further, with the investment in Alcon Inc., Novartis continued to strengthen its position as a leading healthcare company while at the same time improving its financial strength. In addition, the Compensation Committee noted the excellent retention rate within Novartis of high performers and high-potential associates.

        The compensation granted by the Compensation Committee to the Chairman and Chief Executive Officer for 2008 is detailed in the table below. Compared to the compensation awarded for 2007, which decreased 33% compared to 2006, the amount for 2008 increased 21% from 2007 (when including shares matched under the Leveraged Share Savings Plans).

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

        At any point during the year, special share awards may be granted for performance or retention reasons.

Compensation of Other Executive Committee Members for 2008

        At its meeting on January 20, 2009, the Compensation Committee decided on the amounts of variable compensation for 2008 for the other members of the Executive Committee by applying the principles described above. The specific compensation decisions made for the members of the Executive Committee reflect their achievements against the financial and non-financial performance targets established for each of them at the beginning of the year.

Disclosure Principles for Executive Committee Compensation

        The compensation table below discloses the compensation granted to members of the Executive Committee for 2008. The following paragraphs describe the principles underlying the data in the table.

Alignment of Reporting and Performance

        The compensation table below synchronizes the reporting of annual compensation with the performance in that specific year, i.e. all amounts awarded for performance in 2008 are included in full.

Valuation Principles

Shares and share options under the compensation plans are generally granted with a vesting(1) period. In addition, associates in Switzerland, including members of the Executive Committee, may block(2) shares received under any compensation plan for up to 10 years.

(1)
Vesting refers to the waiting period under an equity-based incentive plan that must expire before the associate becomes irrevocably entitled to the shares or share options involved. If an associate leaves before the end of the vesting period for reasons other than retirement, disability or death, the associate will generally forfeit his or her rights to such shares or share options.

(2)
Blocking refers to the ability of associates in Switzerland to opt for an extended trading restriction period (including vesting) of up to 10 years from the date of grant. Novartis encourages associates to block their shares because doing so aligns the associates' interests with those of shareholders.

        The Compensation Committee believes that such restrictions affect the value of the shares and share options.

        The Swiss Federal Tax Administration, in its Kreisschreiben Nr. 5, provides for a methodology pursuant to which unvested or blocked shares or share options shall be valued with a discount for each year they are unvested or blocked. In addition, for the valuation of share options, the Swiss Tax Authorities apply—in a standing practice for Novartis (since 1997)—an option valuation model based on Black-Scholes.

        In the Compensation Committee's view, this is the appropriate methodology to report the economic value of shares and share options for executive compensation under Swiss law because, unlike IFRS, it takes into account the trading restrictions due to vesting and blocking. The application of this methodology to determine the value of the shares and share options granted for the year 2008 is explained in footnote 9 to the Executive Committee Compensation table below and applies to all members of the Executive Committee.

        See "Item 18. Financial Statements—note 28" for information on executive officer and Director compensation as calculated under IFRS.

Loans and Other Payments to Members of the Executive Committee

Loans to Members of the Executive Committee

        No loans were granted to current or former members of the Executive Committee during 2008. No such loans were outstanding as of December 31, 2008.

Other Payments to Members of the Executive Committee

        During 2008, no payments (or waivers of claims) other than those set out in the compensation table below were made to members of the Executive Committee or to "persons closely linked"(3) to them.

Payments to Former Members of the Executive Committee

        During 2008, no payments (or waivers of claims) were made to former members of the Executive Committee or to "persons closely linked"(3) to them.

(3)
"Persons closely linked" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Executive Committee Compensation for performance in 2008(1)

			Variable compensation					Other compensation
													Total including future LSSP(11)(12) match (Amount)
			Annual incentive		Equity Plan "Select"		Long-Term Performance Plan Shares (Number)(5)	Special share awards Shares (Number)(6)				Future LSSP(10) match Shares (Number)
		Base compensation cash (Amount)
Name	Currency		Cash (Amount)	Shares (Number)(2)	Shares (Number)(3)	Options (Number)(4)			Pension benefits (Amount)(7)	Other (Amount)(8)	Total (Amount)(9)
Daniel Vasella (Chairman and Chief Executive Officer)	CHF	3,000,000	0	115,768	167,754	1,132,076	79,945	31,226	140,293	175,485	17,075,898	115,768	20,544,032
Raymund Breu	CHF	1,103,004	0	21,589	0	582,717	14,699	0	110,689	0	3,204,007	21,589	3,687,310
Juergen Brokatzky-Geiger	CHF	633,504	0	11,220	11,219	75,705	8,442	0	162,919	42,022	2,394,207	11,220	2,844,022
Thomas Ebeling(13) (until December 1, 2008)	CHF	1,035,837	634,554	0	59,138	0	14,785	0	127,976	502,708	6,267,044	0	6,267,044
Mark C. Fishman	USD	938,333	11,586	16,963	86,063	0	16,327	0	169,920	104,366	5,924,833	16,963	6,513,242
Joseph Jimenez	CHF	941,670	1,197,000	0	0	552,076	12,662	0	227,009	202,152	3,993,916	0	3,993,916
Joerg Reinhardt	CHF	943,337	0	20,045	33,409	225,453	12,261	0	153,563	8,687	4,089,586	20,045	4,764,312
Andreas Rummelt	CHF	918,338	0	4,631	15,436	0	12,261	0	160,430	31,441	2,585,218	4,631	2,723,952
Thomas Wellauer	CHF	636,674	0	8,947	21,473	0	8,530	0	147,663	9,632	2,355,494	8,947	2,714,184
Thomas Werlen(14) (as of October 16, 2008)	CHF	135,417	0	2,263	0	36,648	942	0	33,221	4,519	371,229	2,263	421,897

Total(15)	CHF	10,364,480	1,844,108	201,426	394,492	2,604,675	180,854	31,226	1,447,874	1,089,728	48,756,250	201,426	55,017,871

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)
Participants elected to invest some or all of the value of their incentives in the five-year Leveraged Share Savings Plan (LSSP) rather than to receive cash or to invest in the Swiss three-year Employee Share Ownership Plan (ESOP; if eligible). Daniel Vasella and Raymund Breu have voluntarily extended the five-year blocking period of these shares to ten years.

(3)
Daniel Vasella has voluntarily blocked these shares (including the two-year vesting period) for ten years. Joerg Reinhardt and Thomas Wellauer have voluntarily blocked these shares (including the two-year vesting period) for five years.

(4)
Novartis employee share options are tradable. Share options granted under the Novartis Equity Plan "Select" outside North America will expire on January 18, 2019, have a two-year vesting period in Switzerland (three years in other countries) and have an exercise price of CHF 53.65 per share (the closing price of Novartis shares on the grant date of January 20, 2009). Options on ADSs granted to participants in North America will expire on January 18, 2019, have a three-year vesting period and an exercise price of $46.42 per ADS (the closing price of Novartis ADSs on the grant date of January 20, 2009).

(5)
Awarded under the Long-Term Performance Plan based on the achievement of Economic Value Added (EVA) objectives over the performance period ended December 31, 2008. Daniel Vasella and Raymund Breu have voluntarily blocked these shares for ten years, Joerg Reinhardt and Thomas Wellauer for five years, and Joseph Jimenez and Andreas Rummelt for three years.

(6)
Consists of an unrestricted share award to Daniel Vasella, granted at January 11, 2008, against the prevailing share price of CHF 64.05. Daniel Vasella has voluntarily blocked these shares for ten years.

(7)
Service costs of pension and post-retirement healthcare benefits accumulated in 2008, and employer contributions to defined contribution pension plans in 2008.

(8)
Includes perquisites and other compensation paid during the year; does not include cost allowances and tax-equalization payments regarding the international assignment of Joerg Reinhardt.

(9)
Values of shares granted are discounted by 6% per year depending on the length of the combined vesting and blocking period. For example, the value of a share award subject to a two-year vesting/blocking period calculated in accordance with the methodology described in the Kreisschreiben Nr. 5 equals 89% of its market value at the grant date. The value of a share award with a combined vesting/blocking period of ten years equals 55.839% of its market value at the grant date. The closing share price on the grant date (January 20, 2009) was CHF 53.65 per Novartis share and $46.42 per ADS. The values of share options granted are reported based on the valuation principles contained in a tax ruling from the Swiss tax authorities, reflecting the principles as disclosed in the aforementioned Kreisschreiben Nr. 5. According to this methodology, tradable share options under the Equity Plan "Select" with a vesting period of two years have a value of CHF 1.55 per option at grant.

(10)
Reflects shares to be awarded in the future if the associate remains with the Group. The members of the Executive Committee were invited to invest their incentive awards for 2008 in the leveraged share saving plans—either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP)—to further align their interest with those of the shareholders. Under the plan rules, participants will receive additional shares ("matching shares") after the expiration of either the three- or five-year vesting period. Under the five-year LSSP plan, each share invested entitles the participant to receive one matching share. Under the three-year ESOP plan, for every two shares invested, the participant receives one matching share. If a participant leaves prior to the expiration of the vesting period, in general no matching shares will be awarded. Raymund Breu and Thomas Werlen have voluntarily blocked these matching share units for 15 years (including the five-year vesting period). Daniel Vasella and Andreas Rummelt have voluntarily blocked these matching share units for ten years (including the five-year vesting period). Joerg Reinhardt has voluntarily blocked these matching share units for eight years (including the five-year vesting period).

(11)
The values of shares and share options reflected in this column have been calculated using the valuation methodology described in footnote 9. Regarding the valuation of matching shares (please see footnote 10) the following applies: if a member of the Executive Committee has chosen to block the shares to be received in the future under the five-year Leveraged Share Savings Plan for an additional 10 years, leading to a combined vesting/blocking period of 15 years, then the value of the matching shares reflected in the table will be 41.727% of the share price on the grant date. The closing share price on the grant date (January 20, 2009) was CHF 53.65 per Novartis share and $46.42 per ADS.

(12)
All amounts are gross amounts (i.e. including social security due by the associate). The employer's share of social security contributions is not included.

(13)
Thomas Ebeling decided to leave Novartis by the end of February 2009. The base compensation, variable compensation and pension benefits in the table relate to the period during which he was a member of the Executive Committee. His share awards under the Equity Plan "Select" and the Long-Term Performance Plan were replaced by equivalent cash payments at the discretion of the Compensation Committee. The other compensation ("Other") includes the contractual salary payments from December 1, 2008, to the end of February 2009 and the pension benefit costs over this period.

(14)
The base compensation in the table reflects the salary over the period from October 16, 2008, to the end of the year 2008. The granted equity and other compensation reflect the compensation that is attributable to the period as an Executive Committee member. This means that for these compensation components 2.5/12 of the annual compensation is disclosed.

(15)
Amounts in USD for Mark Fishman were converted at a rate of CHF 1.083516 = $1.00, which is the same average exchange rate used in the Group's consolidated financial statements.

NON-EXECUTIVE DIRECTOR COMPENSATION

General Principles

        Based on a proposal made by the Compensation Committee, the Board determines the compensation of Non-Executive Directors. They receive an annual fee in an amount that varies with the responsibilities of each Director. They do not receive additional fees for attending meetings or acting as committee chairs.

        Directors can choose to receive the annual fee in cash, shares or a combination. Directors do not receive share options.

Contracts with Non-Executive Directors

        There are no service contracts with any Non-Executive Director other than with Alexandre F. Jetzer. The contract with Alexandre F. Jetzer does not provide for any severance payments or for benefits upon termination.

Loans and Other Payments to Non-Executive Directors

Loans to Non-Executive Directors

        No loans were granted to current or former Non-Executive Directors during 2008. No such loans were outstanding as of December 31, 2008.

Other Payments to Non-Executive Directors

        During 2008, no payments (or waivers of claims) other than those set out in the table below were made to current Non-Executive Directors or to "persons closely linked" to them (see definition on page 157).

Payments to Former Non-Executive Directors

        During 2008, no payments (or waivers of claims) were made to former Non-Executive Directors or to "persons closely linked" to them (see definition on page 157), except for an amount of CHF 62,298 that was paid to the Honorary Chairman.

 Compensation to Non-Executive Directors for 2008(1)

	Annual cash compensation (CHF)	Shares (number)	Total(2) (CHF)
Ulrich Lehner Vice Chairman Lead Director Chairman's Committee (Member) Corporate Governance and Nomination Committee (Chair) Compensation Committee (Member) Audit and Compliance Committee (Member)	1,050,000	0	1,050,000
Hans-Joerg Rudloff Vice Chairman Chairman's Committee (Member) Compensation Committee (Chair) Audit and Compliance Committee (Member)	736,337	0	736,337
Peter Burckhardt Audit and Compliance Committee (Member)	319,517	2,342	403,278
Srikant Datar Audit and Compliance Committee (Chair) Compensation Committee (Member)	356,875	1,845	475,047
Ann Fudge Corporate Governance and Nomination Committee (Member)	243,750	2,050	375,053
William W. George(3) Chairman's Committee (Member)	375,000	3,513	600,008
Alexandre F. Jetzer(4)	14,738	5,465	308,633
Pierre Landolt(5) Corporate Governance and Nomination Committee (Member)	128,604	4,591	422,658
Andreas von Planta Audit and Compliance Committee (Member) Corporate Governance and Nomination Committee (Member)	426,578	1,562	501,338
Wendelin Wiedeking	112,694	4,017	369,983
Marjorie M. Yang Compensation Committee (Member)	422,601	0	422,601
Rolf M. Zinkernagel Corporate Governance and Nomination Committee (Member)	685,898	0	685,898

Total	4,872,592	25,385	6,350,834

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation. All shares were granted at January 11, 2008 against the prevailing share price of CHF 64.05.

(2)
A Non-Executive Director who is tax resident in Switzerland can voluntarily choose to block the shares. In 2008, Peter Burckhardt blocked his shares for ten years, Alexandre F. Jetzer for three years and Andreas von Planta for five years. The value of the shares reflected in this table has been calculated using the valuation methodology described under Remuneration Report—Disclosure Principles for Executive Committee Compensation—Valuation Principles.

(3)
William W. George resigned from the Compensation Committee (Member) and the Corporate Governance and Nomination Committee (Chair) as of December 1, 2008.

(4)
In addition, Alexandre F. Jetzer was paid CHF 350,004 for consulting services.

(5)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.

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

        In the event of a substantial drop in the share price, the Board may, at its discretion, extend that time period. As of December 31, 2008, all Executive Committee members who have served at least three years on the Executive Committee, complied with the share ownership guidelines.

Shares and Share Options Owned

        The total number of vested and unvested Novartis shares (including share units yet excluding unvested matching share units from leveraged share savings plans) and share options owned by members of the Executive Committee as of January 20, 2009, is shown in the tables below.

        As of January 20, 2009, no member of the Executive Committee together with "persons closely linked" to them (see definition on page 157) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

Shares Owned by Executive Committee Members

Number of shares owned(1)
Daniel Vasella	2,504,724
Raymund Breu	445,845
Juergen Brokatzky-Geiger	110,369
Mark C. Fishman	286,167
Joseph Jimenez	25,826
Joerg Reinhardt	389,541
Andreas Rummelt	232,210
Thomas Wellauer	72,202
Thomas Werlen	38,388

Total	4,105,272

(1)
lncludes holdings of "persons closely linked" to members of the Executive Committee (see definition on page 157).

 Share Options Owned by Executive Committee Members

	Number of Share Options Owned(1)
	2009	2008	2007	2006	2005	Other	Total
Daniel Vasella	1,132,076	1,290,631	802,855	0	887,790	0	4,113,352
Raymund Breu	582,717	421,798	479,929	416,667	496,381	324,556	2,722,048
Juergen Brokatzky-Geiger	75,705	109,016	55,130	47,620	34,127	9,559	331,157
Mark C. Fishman	0	184,870	142,724	124,876	151,659	367,680	971,809
Joseph Jimenez	552,076	157,266	0	0	0	0	709,342
Joerg Reinhardt	225,453	0	158,787	0	0	488,620	872,860
Andreas Rummelt	0	0	0	0	0	0	0
Thomas Wellauer	0	106,693	0	0	0	0	106,693
Thomas Werlen	175,912	0	0	0	0	141,215	317,127

Total	2,743,939	2,270,274	1,639,425	589,163	1,569,957	1,331,630	10,144,388

(1)
Share options disclosed for a specific year were granted under the Novartis Equity Plan "Select." The column "Other" refers to share options granted in 2004 or earlier, to share options granted to these executives while they were not members of the Executive Committee, and to share options bought by the members of the Executive Committee or "persons closely linked" to them (see definition on page 157) on the market.

Terms of Share Options Granted to Members of the Executive Committee

        The share options granted to the members of the Executive Committee under the share-based compensation plans are exercisable for one share each (1:1). The terms of the share options granted since 2005 are shown in the table:

Grant year	Exercise price (CHF/$)	Vesting (years) (CH/US)	Term (years)
2009	53.65/46.42	2/3	10
2008	64.05/57.96	2/3	10
2007	72.85/58.38	2/3	10
2006	71.30/54.70	2/3	10
2005	57.45/47.84	2/3	10

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY NON-EXECUTIVE DIRECTORS

Ownership Guidelines

        Non-Executive Directors are required to own at least 5,000 Novartis shares within three years after joining the Board. As of December 31, 2008, all Non-Executive Directors who have served at least three years on the Board complied with these share ownership guidelines.

 Shares and Share Options Owned

        The total number of vested and unvested shares and share options owned by Non-Executive Directors and "persons closely linked" to them (see definition on page 157) as of January 20, 2009, is shown in the following tables:

        As of January 20, 2009, none of the Non-Executive Directors together with "persons closely linked" to them (see definition on page 157) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

Shares owned by Non-Executive Directors

Number of shares owned(1)
Ulrich Lehner	22,193
Hans-Joerg Rudloff	61,917
Peter Burckhardt	19,754
Srikant Datar	13,797
Ann Fudge	2,203
William W. George	128,555
Alexandre F. Jetzer	80,800
Pierre Landolt(2)	24,304
Andreas von Planta	105,800
Wendelin Wiedeking	23,135
Marjorie M. Yang	18,000
Rolf M. Zinkernagel	22,800

Total	523,258

(1)
Includes holdings of "persons closely linked" to Non-Executive Directors (see definition on page 157).

(2)
According to Pierre Landolt, of the total number, 24,093 shares are held by the Sandoz Family Foundation.

 Share options owned by Non-Executive Directors

	Number of share options owned
	Granted by Novartis in 2002 or earlier(1)	Other share options acquired in the market(2)	Total
Ulrich Lehner	0	0	0
Hans-Joerg Rudloff	24,570	0	24,570
Peter Burckhardt	0	0	0
Srikant Datar	10,000	0	10,000
Ann Fudge	0	0	0
William W. George	44,835	0	44,835
Alexandre F. Jetzer	32,214	0	32,214
Pierre Landolt[3]	24,191	0	24,191
Andreas von Planta	0	0	0
Wendelin Wiedeking	0	0	0
Marjorie M. Yang	0	0	0
Rolf M. Zinkernagel	23,597	0	23,597

Total	159,407	0	159,407

(1)
The last year in which Novartis granted share options to Non-Executive Directors was in 2002. In 2002, Novartis granted 79,087 share options to Non-Executive Directors at an exercise price of CHF 62 and a term of nine years.

(2)
Includes holdings of "persons closely linked" to Non-Executive Directors (see definition on page 157).

(3)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of all share options.

PENSION AND HEALTHCARE PLANS

General Policy

        Pension benefits at Novartis are generally designed to provide a safety net against financial hardship that may result from disability or death as well as to provide a reasonable level of retirement income reflecting the number of years of service with Novartis. As a general policy, the level of pension benefits provided to associates is country-specific and is influenced by local market practice and regulations. Since a significant number of associates are employed either in Switzerland or the United States, the pension and healthcare benefits in those countries are described in more detail below.

Swiss Pension Plans

Swiss Pension Fund

        The Swiss Pension Fund of Novartis operates a defined benefit plan that provides retirement benefits and risk insurance for death and disability. It is funded by contributions from Group companies and the insured associates. The Swiss Pension Fund insures remuneration up to a maximum base salary of CHF 220,000 per year, reduced with an offset of 30% of salary up to a maximum of CHF 24,120. Annual incentives of associates with base salaries below CHF 220,000 are insured through a defined contribution Incentive/Bonus Insurance plan, which is financed through contributions by Novartis and the insured associates.

Swiss Management Pension Fund

        The Swiss Management Pension Fund is essentially a defined contribution plan that also provides retirement benefits and risk insurance for death and disability for components of remuneration in excess of the maximum insurable amount of base salary described in the previous paragraph. The Swiss Management Pension Fund insures base salary above CHF 220,000, and annual incentives, up to an aggregate maximum of CHF 795,600; it is funded through contributions by Novartis and the insured associates.

US Pension Plans

US Defined Benefit Plan

        The pension plan for certain US-based associates of Novartis Corporation and its US affiliates is a funded, tax-qualified, non-contributory defined benefit pension plan. The amount of annual earnings covered by the pension plan is generally equal to the associate's base salary and annual incentive. The amount of annual earnings that may be considered in calculating benefits under this pension plan is limited by law (in 2008: $230,000). Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans to cover associates for amounts over and above this limitation. Prior to January 1, 2006, the defined benefit pension plans were closed to new entrants at various dates specific to certain companies. Coinciding with eliminating new eligibility to the defined benefit plans, our US subsidiaries implemented defined contribution plan structures for new associates.

US Defined Contribution Plans

        US-based associates generally are eligible to participate in tax-qualified defined contribution plans in which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a matching contribution from the company that is generally $1.00 for each $1.00 contributed by the participant. Associates can receive up to 6% of their base salary and annual incentive as employer contributions.

        In addition, certain Group companies in the United States sponsor defined contribution plans, with contributions ranging from 3% to 10% of annual covered compensation. Associates who still accrue service years in US defined benefit plans do not receive such company contributions.

        Novartis Corporation and its US subsidiaries also maintain various unfunded supplemental defined contribution plans to cover associates for amounts over and above the $230,000 limitation.

Healthcare Plans

        In Switzerland, Novartis does not provide healthcare benefits to associates. In other countries, healthcare plans have been established in accordance with local market practices.

        In the United States, all Group companies offer associates healthcare benefits that are subsidized by the company. Certain Group companies also provide contributory post-retirement medical plans that complement US government-provided Medicare.

Benefits to the Members of the Executive Committee

        The members of the Executive Committee (with the exception of Mark C. Fishman) participate in the same Swiss pension plans as other Swiss-based associates. The Swiss Pension Fund aims to provide a maximum pension of 60% of the insured remuneration under its plan. For participants in the Swiss Management Pension Fund, Novartis pays 20% of the insured remuneration as an additional contribution.

        The US defined benefit pension formula that applies to Mark C. Fishman is a pension equity plan (PEP) formula that applies to other participating US associates. Benefits under the PEP formula are based on:

  •
  The associate's highest average earnings for a consecutive five-calendar-year period during the last 10 calendar years of service with Novartis; and

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

        In 2008, no contributions to defined benefit plans were made for Mark C. Fishman and CHF 152,837 were made for other members of the Executive Committee. For defined contribution plans, the employer contribution amounted to $56,559 for Mark C. Fishman and CHF 963,130 for other members of the Executive Committee.
 Executive Committee Accumulated Pension Benefits

        The pension benefits accumulated by Executive Committee members in the defined benefit plans as of December 31, 2008, as well as the employer pension contributions in 2008, are summarized in the following table:

	Currency	Accumulated benefit in defined benefit plans(1)	Employer contributions to defined benefit plans	Employer contributions to defined contribution plans
Daniel Vasella	CHF	89,244	18,632	125,340
Raymund Breu	CHF	109,836	18,632	125,340
Juergen Brokatzky-Geiger	CHF	93,408	18,608	120,863
Mark C. Fishman	USD	113,190	0	56,559
Joseph Jimenez	CHF	4,908	18,608	115,120
Joerg Reinhardt	CHF	81,636	18,632	115,120
Andreas Rummelt	CHF	90,108	18,608	115,120
Thomas Wellauer	CHF	422,112	18,608	114,620
Thomas Werlen(2)	CHF	53,868	3,877	16,485

(1)
Accumulated benefits may include voluntary employee contributions or transfers of portability sums from previous employers' pension funds.

(2)
The employer contributions reflect the contributions attributable to the period as an Executive Committee member (2.5/12 of the annual contributions).

Benefits to Non-Executive Directors

        No pension benefits are granted to Non-Executive Directors.

APPROVAL OF THE EXECUTIVE COMPENSATION

        The Board is of the opinion that Novartis shareholders should be involved in the debate on the remuneration system and should have the right to express their views on remuneration. The content of this Item 6.B will be continued to be presented and discussed at the Annual General Meeting under the agenda item "Approval of the Annual Financial Statements." The Board is convinced that the contents of this Item 6.B should not be submitted to a consultative vote by shareholders. This view is based on the fact that the individual performance assessment and the determination of compensation of the members of the Executive Committee is the responsibility of the Compensation Committee and the Board.

6.C Board Practices

BOARD OF DIRECTORS

Composition of the Board of Directors as of December 31, 2008:

	Age	Board Member Since	Term Expires
Daniel Vasella	55	1996	2010
Ulrich Lehner	62	2002	2011
Hans-Joerg Rudloff	68	1996	2010
Peter Burckhardt	69	1996	2009	(1)
Srikant Datar	55	2003	2009
Ann Fudge	57	2008	2011
William W. George	66	1999	2009
Alexandre F. Jetzer	67	1996	2011
Pierre Landolt	61	1996	2011
Andreas von Planta	53	2006	2009
Wendelin Wiedeking	56	2003	2009
Marjorie M. Yang	56	2008	2010
Rolf M. Zinkernagel	64	1999	2009

(1)
Peter Burckhardt was re-elected at the Annual General Meeting of February 26, 2008, for a one-year term as he will reach the age limit established in the Articles of Incorporation in 2009.

Independence of Directors

        The independence of Directors is a key corporate governance issue. Accordingly, Novartis established independence criteria that are intended to reflect international best-practice standards. These independence criteria (last revised on October 16, 2008) can be found on the Novartis website:

  www.novartis.com/investors/governance-documents.shtml

        The Corporate Governance and Nomination Committee annually submits to the Board a proposal concerning the determination of the independence of each Director. For this assessment, the Committee considers all relevant facts and circumstances of which it is aware.

        In its meeting on December 11, 2008, the Board determined that all of its members, except for Daniel Vasella, Alexandre F. Jetzer and William W. George were independent.

        Daniel Vasella, the Chief Executive Officer, is the only Director who is also an executive of Novartis. Alexandre F. Jetzer acts for Novartis under a consultancy agreement to support various government relations activities. An immediate family member of William W. George became an executive officer of Novartis as of December 1, 2008.

        The Board has delegated Rolf M. Zinkernagel to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD) and to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF). The Board concluded that these activities are supervisory, and not consultatory, in nature and do not affect Rolf M. Zinkernagel's independence as Director.

Election and Term of Office

        All Directors are elected individually.

        Directors are elected to terms of office of three years or less by shareholders at General Meetings. The terms of office among Directors are to be coordinated so that approximately one-third of all Directors are subject each year to re-election or election. Under Swiss law, a General Meeting of shareholders is entitled to remove any Director at any time, regardless of his or her remaining term of office.

        The average tenure of Directors is seven years and the average age is 61. In principle, a Director must retire after reaching age 70. Under certain circumstances, shareholders may grant an exemption from this rule and re-elect a Director for additional terms of office of no more than three years at a time.

Chairman and Chief Executive Officer

        The Board regularly reviews the position of the Chairman and Chief Executive Officer. The Board is currently of the firm opinion that it is in the best interest of Novartis and its shareholders that Daniel Vasella serves as Chairman and Chief Executive Officer of the Group.

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

Lead Director

        In 2006, the Board appointed Ulrich Lehner as Lead Director. His responsibilities include ensuring an orderly evaluation of the performance of the Chairman and Chief Executive Officer, chairing the Board's private sessions (i.e. meetings of the independent Directors) and leading the independent Directors in the event of a crisis or in matters requiring their separate consideration or decision. The Lead Director is also a member of all Board committees.

        In 2008, the independent Directors held two private sessions chaired by the Lead Director.

Role and Functioning of the Board

        The Board holds the ultimate decision-making authority for Novartis AG in all matters, except for those decisions reserved to the shareholders by law.

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

  •
  Preparing and annually reviewing succession plans for the Chairman and Chief Executive Officer; and

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

        The Charter of the Chairman's Committee is published on the Novartis website:

  www.novartis.com/investors/en/corporate_governance

The Compensation Committee

        The Compensation Committee is composed of four independent Directors. This Committee reviews Group-wide compensation policies and plans, including share and share option plans and other incentive-based compensation, for approval by the Board. The Compensation Committee advises the Board on the compensation of Non-Executive Directors, decides on the compensation of the Chairman and Chief Executive Officer, the members of the Executive Committee and other key executive officers, and approves the employment contracts of these executives. The Compensation Committee has the authority to retain external compensation consultants and other advisors.

        The Charter of the Compensation Committee is published on the Novartis website:

  www.novartis.com/investors/en/corporate_governance

The Audit and Compliance Committee

        The Audit and Compliance Committee is composed of five independent Directors. This Committee has determined that Srikant Datar, Ulrich Lehner and Hans-Joerg Rudloff each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC). The Board has also determined that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

        The Audit and Compliance Committee's main duties include:

  •
  Evaluating and selecting the external auditors to be nominated for election at a General Meeting;

  •
  Reviewing the external auditors' terms of engagement;

  •
  Determining the scope and the review of the results of external and internal audits;

  •
  Reviewing (together with the Group's external and internal auditors and financial and accounting management) whether the accounting policies and financial controls are appropriate, effective and compliant with the applicable accounting and internal control standards;

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

        The Charter of the Corporate Governance and Nomination Committee is published on the Novartis website:

  www.novartis.com/investors/en/corporate_governance

 Board and Committees—Attendance, Number and Duration of Meetings in 2008

	Full Board		Chairman's Committee		Compensation Committee		Audit and Compliance Committee		Corporate Governance and Nomination Committee
Number of meetings in 2008	8		9		5		8		3
Approximate duration of each meeting (hours)	7		1.5		2		2.5		2
Daniel Vasella	8	(1)	9	(1)
Ulrich Lehner	8		9		5		7	(2)	3	(3)
Hans-Joerg Rudloff	7		9		5	(1)	8
Peter Burckhardt	8						8
Srikant Datar	8				0	(4)	8	(3)
Ann Fudge	4	(5)							1	(4)
William W. George	8		8		5	(6)			2	(2),(6)
Alexandre F. Jetzer	8
Pierre Landolt	8								3
Andreas von Planta	8						8		3
Wendelin Wiedeking	6
Marjorie M. Yang	5				1	(7)
Rolf M. Zinkernagel	7								3

(1)
Chair.

(2)
Chair until November 2008.

(3)
Chair since December 2008.

(4)
Since December 2008.

(5)
Since February 2008.

(6)
Until November 2008.

(7)
Since January 2008.

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

  •
  The minutes of Executive Committee meetings are made available to the Directors;

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

        In particular, the Chief Financial Officer and representative of the external auditors are invited to meetings of the Audit and Compliance Committee. Furthermore, the Heads of Internal Audit, Financial Reporting and Accounting, Risk Management and Compliance, as well as the Business Practices Officer, report on a regular basis to the Audit and Compliance Committee.

        The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board. For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the Chief Operating Officer, the Heads of the Divisions, the Heads of Finance of the Divisions and the Heads of the following Corporate Functions: Legal, Treasury, Financial Reporting & Accounting, Internal Audit and Investor Relations. Decisions made by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the quarterly and annual release.

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

Corporate Risk Management

        The Corporate Risk Management function reports to the Board on a regular basis on risk assessment and risk management. Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk and risk mitigation is allocated to the divisions, with specialized corporate functions such as Group Finance; Group Quality Operations; Corporate Health, Safety and Environment; and Business Continuity providing support and controlling the effectiveness of the risk management by the divisions.

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

        The Chief Executive Officer may appoint or remove non-voting Permanent Attendees to attend the meetings of the Executive Committee. As of December 31, 2008, four Permanent Attendees attend meetings of the Executive Committee.

        The organizational structure and the details of the responsibility of the Executive Committee are set forth in the Board Regulations.

        The Board has not concluded any contracts with third parties to manage the business.

        For biographical information of the members of the Executive Committee and the Permanent Attendees, please see under Corporate Governance—Executive Committee and Permanent Attendees—Biographical Information.

 GROUP STRUCTURE

Novartis AG and Group Companies

        Under Swiss company law, Novartis AG is organized as a corporation, which has issued shares of common stock to investors.

        The registered office of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.

        Business operations are conducted through Novartis Group companies. Novartis AG, a holding company, owns directly or indirectly all companies worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The most important Novartis subsidiaries and associated companies are listed in "Item 18. Financial Statements—note 32".

Divisions

        The Novartis Group conducts its business through four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health.

Majority Holdings in Publicly Traded Group Companies

        The shares of Idenix Pharmaceuticals, Inc. and Novartis India Limited are publicly traded. Novartis owns:

  •
  56% of Idenix Pharmaceuticals, Inc. The shares of Idenix Pharmaceuticals are listed for trading on NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX).

  •
  51% of Novartis India Limited. The remaining shares are registered for trading on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA).

Significant Minority Holdings in Publicly Traded Companies

        Novartis AG holds

  •
  33.3% of the bearer shares of Roche Holding AG, with its registered office in Basel, Switzerland, and listed on the SIX Swiss Exchange (Valor No. 1203211, ISIN CH0012032113, symbol: RO). The market value of the Group's interest in Roche Holding AG, as of December 31, 2008, was USD 8.5 billion. Novartis does not exercise control over Roche Holding AG, which is independently governed, managed and operated.

  •
  24.8% of the bearer shares of Alcon Inc., with its registered office in Hünenberg, Switzerland, and listed on the NYSE (symbol: ACL). The market value of the Group's interest in Alcon Inc., as of December 31, 2008, was USD 6.6 billion. Novartis does not exercise control over Alcon Inc., which is independently governed, managed and operated.

SHAREHOLDERS OF NOVARTIS AG

Significant Shareholders

        According to the share register, on December 31, 2008, the following shareholders (including nominees and the American Depositary Share (ADS) depositary) held more than 2% of the total share capital of Novartis:(1)

(1)
Excluding Novartis AG, together with Novartis affiliates, holding treasury shares.

•
Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland (holding 4.2% of the share capital); Emasan AG, with its registered office in Basel, Switzerland (holding 3.3%);

  •
  Nominees: JPMorgan Chase Bank, New York (holding 8.9%); Mellon Bank, Everett, Massachusetts (holding 2.6%); Nortrust Nominees, London (holding 2.3%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 11.8%).

        Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

Cross Shareholdings

        Novartis has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Distribution of Novartis Shares

        As of December 31, 2008, Novartis had more than 152,000 registered shareholders. The following table provides information about the distribution of shareholders by number of shares held:

As of December 31, 2008 Number of Shares Held	Number of Registered Shareholders	% of Registered Share Capital
1–100	20,903	0.04
101–1,000	88,589	1.49
1,001–10,000	38,997	4.09
10,001–100,000	3,708	3.65
100,001–1,000,000	476	5.40
1,000,001–5,000,000	90	7.33
5,000,001 or more(1)	39	55.09
Total registered shareholders/shares	152,802	77.09
Unregistered shares		22.91

Total		100.00

(1)
Including Significant Shareholders listed above.

        The following table provides information about the distribution of shareholders by type and geographic region. This information relates only to registered shareholders and does not include holders of unregistered shares. Also, the information provided in the table below cannot be assumed to be fully representative of the entire Novartis investor base since nominees and JPMorgan Chase Bank, as ADS depositary, are registered as shareholders for a large number of beneficial owners.

 Registered Shareholders by Type and Geographic Region

As of December 31, 2008	Shareholders in %	Shares in %
Individual shareholders	95.80	12.51
Legal entities	4.06	40.77
Nominees, fiduciaries	0.14	46.72

Total	100.00	100.00

Switzerland(1)	89.26	43.82
Europe	9.29	13.98
United States	0.51	40.10
Other countries	0.94	2.10

Total	100.00	100.00

(1)
Excluding 7.4% of the share capital held by Novartis AG, together with Novartis affiliates, as treasury shares.

CAPITAL STRUCTURE

Share Capital of Novartis AG

        The share capital of Novartis AG is CHF 1,321,811,500, fully paid-in and divided into 2,643,623,000 registered shares, each with a nominal value of CHF 0.50. Novartis has neither authorized nor conditional capital. There are no preferential voting shares; all shares have equal voting rights. No participation certificates, non-voting equity securities (Genussscheine) or profit-sharing certificates have been issued.

        Novartis shares are listed on the SIX Swiss Exchange and traded on SWX Europe (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN.VX) as well as on the NYSE in the form of American Depositary Shares (ADSs) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

Share Repurchase Programs

        Novartis began repurchasing its shares in 1999. Since then, five share repurchase programs have been completed with the repurchase of shares worth CHF 19 billion. Shares repurchased under the first program were not cancelled. However, shares repurchased under the other four programs were cancelled. At the Annual General Meeting in February 2008, shareholders authorized the Board to launch a sixth program to repurchase shares up to a maximum amount of CHF 10 billion via a second trading line on SWX Europe. In 2008, a total of six million shares were repurchased at an average price of CHF 49.42 per share. The share repurchase program is currently suspended in favor of debt repayment.

Changes in Share Capital

        Novartis has not increased its share capital during the last three years.

        As part of various share repurchase programs, Novartis has reduced its share capital as follows:

Capital Reductions

Year of Reduction	Number of Shares Cancelled	Amount of Capital Reduced (in CHF)
2006	10,200,000	5,100,000
2007	0	0
2008	85,348,000	42,674,000

        A table with additional information on changes in the Novartis share capital can be found in "Item 18. Financial Statements—note 5."

Convertible or Exchangeable Securities

        Novartis has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than securities granted to associates as a component of compensation.

SHAREHOLDER RIGHTS

One Share, One Vote

        Each share registered with the right to vote entitles the holder to one vote at General Meetings.

Other Shareholder Rights

        Shareholders representing at least 10% of the share capital may request that an extraordinary General Meeting of shareholders be convened. Shareholders representing shares with an aggregate nominal value of at least CHF 1 million may request that an item be included in the agenda of a General Meeting of shareholders. Such requests must be made in writing at least 45 days before the date of the General Meeting, specify the item to be included in the agenda and contain the proposal on which the shareholder requests a vote.

        Shareholders have the right to receive dividends, appoint a proxy and hold such other rights as are granted under Swiss law.

Registration as Shareholder

        No restrictions apply on the transferability of Novartis shares. However, only shareholders registered in the Novartis share register may exercise their voting rights. In order to be registered, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account. The Articles of Incorporation provide that the Board may register nominees with the right to vote. For restrictions on registration of nominees, please see under "Item 6.C. Board Practices—Shareholder Rights—Restriction on Registration of Nominees."

 Restriction on Registration with the Right to Vote

        The Articles of Incorporation provide that no shareholder shall be registered with the right to vote shares composing more than 2% of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction. Exemptions are in force for the Significant Shareholders listed under Corporate Governance—Shareholders of Novartis AG—Significant Shareholders. In 2008, no exemptions were requested.

        Given that shareholder representation at General Meetings has traditionally been low, Novartis considers the restriction on registration necessary to prevent a minority shareholder from dominating a General Meeting.

Restriction on Registration of Nominees

        The Articles of Incorporation provide that no nominee shall be registered with the right to vote shares composing 0.5% or more of the Novartis registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed under "Item 6.C. Board Practices—Shareholders of Novartis AG—Significant Shareholders."

Removal of Restrictions on Registration

        The restrictions on registration contained in the Articles of Incorporation may only be removed by a resolution of the General Meeting of shareholders, with approval of at least two-thirds of the votes represented at the meeting.

American Depositary Share Holders

        The same restrictions apply to holders of American Depositary Shares (ADSs) as those holding Novartis shares (i.e. the right to vote up to 2% of the Novartis registered share capital—unless otherwise granted an exemption by the Board—and disclosure requirement for nominees, as described above).

        ADS holders may vote by instructing JPMorgan Chase Bank, the ADS depositary bank, to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADSs for which no voting instructions have been given by providing a discretionary proxy to the independent proxy (unabhängiger Stimmrechtsvertreter) appointed by Novartis pursuant to Swiss law.

Circumvention of Restrictions on Registration

        Shareholders, ADS holders or nominees that are linked to each other or act in concert to circumvent the restrictions on registration are treated as one person or nominee for purposes of the restrictions on registration.

No Restriction on Trading of Shares

        The registration of shareholders in the Novartis share register or in the ADS register kept by JPMorgan Chase Bank does not affect the transferability of Novartis shares or ADSs. No restrictions are imposed on the trading of registered Novartis shares or ADSs by Novartis or JPMorgan Chase Bank. Registered Novartis shareholders or ADS holders may, therefore, purchase or sell their Novartis shares or ADSs at any time, including prior to a general meeting regardless of the record date. The record date serves only to determine the right to vote at a General Meeting of Novartis.

 Resolutions and Elections at General Meetings

        The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under the Articles of Incorporation, the approval of two-thirds of the votes represented at the meeting is required for:

  •
  An alteration of the purpose of Novartis AG;

  •
  The creation of shares with increased voting powers;

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
  The dissolution of Novartis AG.

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

        Please see "—6.B Compensation—Contracts with Members of the Executive Committee."

STANDARDS APPLICABLE TO NOVARTIS

Laws and Regulations

        Novartis is subject to the laws of Switzerland, in particular Swiss company and securities laws, and to the securities laws of the United States as applicable to foreign private issuers of securities.

        In addition, Novartis is subject to the rules of the Swiss Stock Exchange (SIX Swiss Exchange), including the Directive on Information relating to Corporate Governance.

        Novartis is also subject to the rules of the New York Stock Exchange (NYSE) as applicable to foreign private issuers of securities. The NYSE requires Novartis to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the NYSE. Different from US law, shareholders under Swiss law do not receive written reports from committees of the Board of Directors; in addition, the Group's external auditors are appointed by shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee.

Swiss Code of Best Practice for Corporate Governance

        Novartis applies the Swiss Code of Best Practice for Corporate Governance.

Novartis Corporate Governance Standards

        Novartis has incorporated the corporate governance standards described above into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG.

        The Corporate Governance and Nomination Committee regularly reviews these standards and principles in light of prevailing best practices and makes recommendations for improvements of the corporate governance framework of Novartis for consideration by the full Board of Directors (Board).

        Additional corporate governance information can be found on the Novartis website:

  www.novartis.com/investors/en/corporate_governance

        Printed copies of the Novartis Articles of Incorporation, Regulations of the Board and Charters of Board Committees can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, CH-4056 Basel, Switzerland.

INFORMATION AND COMMUNICATIONS POLICY

Introduction

        Novartis is committed to open and transparent communication with shareholders, financial analysts, customers, suppliers and other stakeholders. Novartis aims to disseminate material developments in its businesses in a broad and timely manner that comply with the rules of the SIX Swiss Exchange and the NYSE.

Communications

        Novartis publishes an Annual Report each year that provides information on the Group's results and operations. In addition to the Annual Report, Novartis prepares an annual report on Form 20-F that is filed with the SEC. Novartis discloses quarterly financial results in accordance with IFRS and issues press releases from time to time regarding developments in its businesses.

        Novartis furnishes press releases relating to financial results and material events to the SEC via Form 6-K. An archive containing Annual Reports, annual reports on Form 20-F, and quarterly results releases, as well as related materials such as slide presentations and conference call webcasts, is on the Novartis Investor Relations website (www.novartis.com/investors). A press release archive is available on the Novartis website:

  www.novartis.com/newsroom/media-releases/index.shtml

        Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events and advises against relying on them for current information.

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

 Further Information

Topic	Website information
SHARE CAPITAL
Information on the Novartis capital structure	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance Novartis key share data www.novartis.com/investors/en/share-data-analysis/index.shtml
SHAREHOLDER RIGHTS
Information on Novartis shares and shareholder participation rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/en/corporate_governance Investor Relations information www.novartis.com/investors
BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE
Internal organization and allocation of responsibilities	Board Regulations www.novartis.com/investors/en/corporate_governance
SENIOR MANAGEMENT
Senior Leadership Team www.novartis.com/about-novartis/people/executive-committee.shtml
NOVARTIS CODE FOR SENIOR FINANCIAL OFFICERS
Novartis Code of Ethical Conduct for CEO and Senior Financial Officers www.novartis.com/investors/en/corporate_governance
ADDITIONAL INFORMATION
Overview of investor information	Novartis Investor Relations www.novartis.com/investors

6.D Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2008 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,856	3,659	8,740	2,074	20,329
Canada and Latin America	525	2,410	4,665	887	8,487
Europe	9,824	16,749	16,267	5,549	48,389
Asia/Africa/Australasia	2,105	4,293	11,794	1,320	19,512

Total	18,310	27,111	41,466	9,830	96,717

For the year ended December 31, 2007 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,782	4,161	9,747	2,041	21,731
Canada and Latin America	495	2,510	4,776	983	8,764
Europe	9,619	16,958	16,620	5,743	48,940
Asia/Africa/Australasia	1,861	4,455	11,092	1,357	18,765

Total	17,757	28,084	42,235	10,124	98,200

For the year ended December 31, 2006 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,603	6,703	10,693	2,561	25,560
Canada and Latin America	491	3,691	5,167	1,079	10,428
Europe	9,107	16,400	16,468	5,930	47,905
Asia/Africa/Australasia	1,561	3,537	10,379	1,365	16,842

Total	16,762	30,331	42,707	10,935	100,735

Movements in full time equivalents	2008	2007
Associates as of January 1	98,200	100,735
Separations	(4,644)	(3,934)
Retirements	(919)	(781)
Resignations	(9,262)	(8,674)
External hiring's	13,342	17,348
Effect of divestments/acquisitions, net		(6,494)

Associates as of December 31	96,717	98,200

        A relatively small number of our associates are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and the current members of our Executive Committee (including persons closely linked to them) as of January 20, 2009 was 4,628,530 shares.

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current non-executive Directors and the current members of our Executive Committee as of January 20, 2009 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas09 Options	1	51.33	0	March 10, 2009	39,400
Novas10 Options	1	70.00	0	March 7, 2010	30,920
Novas11 Options	1	62.00	0	March 7, 2011	79,087
Novas12 Options	1	48.86	0	February 3, 2012	0
Novas14 Options	1	57.45	0	February 3, 2014	383,048
Novas15 Options	1	57.45	0	February 3, 2015	1,418,298
Novas16 Options	1	71.30	0	February 5, 2016	569,974
Novas17 Options	1	72.85	0	February 3, 2017	1,551,902
Novas18 Options	1	64.05	0	January 10, 2018	2,171,418
Novas19 Options	1	53.65	0	January 18, 2019	2,743,939

Total Novartis Share Options					8,987,986

Novartis ADS Options Cycle V	1	$41.97	0	March 7, 2011	0
Novartis ADS Options Cycle VI	1	$37.28	0	March 7, 2012	121,100
Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	133,648
Novartis ADS Options Cycle VIII	1	$46.09	0	February 4, 2014	112,932
Novartis ADS Options Cycle IX	1	$47.84	0	February 4, 2015	151,659
Novartis ADS Options Cycle X	1	$54.70	0	February 5, 2016	124,876
Novartis ADS Options Cycle XI	1	$58.38	0	February 3, 2017	142,724
Novartis ADS Options Cycle XII	1	$57.96	0	January 10, 2018	184,870
Novartis ADS Options Cycle XIII	1	$46.42	0	January 18, 2019	0
Novartis ADS Options Others	1	$37.86	0	October 26, 2011	10,000

Total Novartis ADS Options					981,809

(1)
Exercise price indicated is per share, and denominated in Swiss francs except where indicated.

        For more information on the Novartis shares and share options owned by individual members of our Executive Committee and by our current non-executive Directors, see "—Item 6.B Compensation—Ownership of Novartis Shares and Share Option by Executive Committee Members." and "—Item 6.B Compensation—Ownership of Novartis Shares and Share Option by Non-Executive Directors." For information on our equity-based compensation plans see "—Item 6.B Compensation—Compensation to Novartis Associates."

Item 7.    Major Shareholders and Related Party Transactions

7.A  Major Shareholders

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons.

        According to the share register, on December 31, 2008, no person or entity was registered as the owner of more than 5% of our shares. As of that date, the following shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis (excluding Novartis AG, together with Novartis affiliates, holding treasury shares):

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland (holding 4.2% of the share capital); Emasan AG, with its registered office in Basel, Switzerland (holding 3.3%);

  •
  Nominees: JPMorgan Chase Bank, New York (holding 8.9%); Mellon Bank, Everett, Massachusetts (holding 2.6%); Nortrust Nominees, London (holding 2.3%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 11.8%).

        As of December 31, 2007, these entities' holdings were as follows:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland (holding 3.6% of the share capital); Emasan AG, with its registered office in Basel, Switzerland (holding 3.2%);

  •
  Nominees: JPMorgan Chase Bank, New York (holding 7.6%); Mellon Bank, Everett, Massachusetts (holding 2.3%); Nortrust Nominees, London (holding 2.4%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 12.4%).

        As of December 31, 2006, these entities holdings were as follows:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland (holding 2.8% of the share capital); Emasan AG, with its registered office in Basel, Switzerland (holding 3.2%);

  •
  Nominees: JPMorgan Chase Bank, New York (holding 7.6%); Mellon Bank, Everett, Massachusetts (holding 2.0%); Nortrust Nominees, London (holding 2.7%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 12.1%).

        As of December 31, 2008, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

7.B  Related Party Transactions

        Roche/Genentech:    Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and reimbursement fee and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of $886 million (2007: $393 million; 2006: $19 million) have been recognized by Novartis.

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

        Novartis markets the product and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages. Novartis recognized total sales of Xolair of $211 million (2007: $140 million: 2006: $102 million) including sales to Genentech for the US market.

        The net cash outflow for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech totaled $85 million in 2008 (2007: $4 million inflow: 2006: $116 million inflow).

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

        The Board will propose a dividend of CHF 2.00 per share to the shareholders for approval at the Annual General Meeting to be held on February 24, 2009. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share."

8.B  Significant Changes

        None.

Item 9.    The Offer and Listing

9.A  Listing Details

        Our shares are listed in Switzerland on the SIX Swiss Exchange (SIX). The principal trading market for our shares is the SWX Europe (SWX), formerly virt-x, a virtual exchange created by, among others, the SIX. Prior to the creation of virt-x in June 2001, our shares were traded on the SWX Swiss Exchange. Since 1996, our shares were quoted on London's SEAQ International and now on the International Retail Service of the London Stock Exchange.

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

        The following share data was taken from SWX; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	(CHF per share)		($ per ADS)
Annual information for the past five years
2004	59.95	52.10	50.62	41.30
2005	71.50	55.35	54.70	45.75
2006	76.80	64.20	61.24	51.90
2007	74.60	58.05	59.70	51.60
2008	65.45	46.14	61.06	43.85
Quarterly information for the past two years
2008
First Quarter	65.45	46.14	59.05	47.05
Second Quarter	56.05	46.66	55.04	46.26
Third Quarter	63.65	56.10	61.06	52.62
Fourth Quarter	61.15	48.10	53.57	43.85
2007
First Quarter	74.60	66.85	59.70	54.63
Second Quarter	71.00	67.10	59.03	54.34
Third Quarter	68.40	62.75	56.38	51.85
Fourth Quarter	64.80	58.05	57.53	51.60
Monthly information for most recent six months
August 2008	63.65	60.20	61.06	54.71
September 2008	61.75	57.00	55.28	52.62
October 2008	61.15	48.10	53.57	43.85
November 2008	60.00	53.05	51.65	44.70
December 2008	57.85	51.60	50.01	45.15
January 2009 (through January 21)	54.05	51.95	49.62	45.81

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the SWX (ON/OFF exchange) for the years 2008, 2007 and 2006 were 11,827,619, 13,059,367, and 10,303,676 respectively. These numbers are based on total annual turnover statistics supplied by the SWX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded in the US for the years 2008, 2007 and 2006 were 2,046,796, 2,071,834, and 1,182,895 respectively.

        The Depositary has informed us that as of January 21, 2009, there were 305,453,450 ADSs outstanding, each representing one Novartis share (approximately 11.6% of total Novartis shares issued). On January 21, 2009, the closing sales price per share on the virt-x was CHF 51.95 and $45.81 per ADS on the NYSE.

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

        (c)   The Articles and the Board Regulations contain no specific provision permitting or prohibiting Directors from borrowing from us. The Board of Directors may take decisions on all matters which by law or the Articles are not allocated to the General Meeting of Shareholders.

        (d)   Directors must retire effective as of the next Ordinary General Meeting of Shareholders when they reach age 71. The General Meeting of Shareholders may, under special circumstances, grant exemption from this rule and may elect a Director for further terms of office of no more than three years.

        (e)   Under the Articles, each of our Directors must also be a shareholder. Ownership of one share is sufficient to satisfy this requirement.

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

        (b)   Each share is entitled to one vote at a General Meeting of Shareholders. A shareholder may exercise its right to vote its shares only after the shareholder has been recorded in the share register as being entitled to such rights at least 5 days prior to a General Meeting of Shareholders. In order to do so, the shareholder must file a share registration form with us at least 5 days prior to a General Meeting of Shareholders, setting forth the shareholder's name, address and citizenship (or, in the case of a legal entity, its registered office). If the shareholder has not timely filed the form, then the shareholder may not vote at, or participate in, General Meetings of Shareholders.

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

        Except as described below, no shareholder may be registered with the right to vote shares composing more than 2% of the our registered share capital as set forth in the commercial register. If a shareholder holds more than 2% of Novartis' shares, that shareholder will be entitled to register the excess shares, but not to cast votes based upon them (registration without the right to vote).

        For purposes of the 2% rule for shareholders and the 0.5% rule for nominees, groups of companies and groups of shareholders acting in concert are considered to be one shareholder. The Board of Directors may, upon request, grant exemptions from both the 2% rule for shareholders and the 0.5% rule for nominees. The Board of Directors may delegate this power. To date, such a request has never been denied. Finally, the shareholders may cancel the registration restrictions upon a resolution carrying a two-thirds majority of the vote at a General Meeting of Shareholders.

        After hearing the registered shareholder or nominee, the Board of Directors may cancel, with retroactive effect as of the date of registration, the registration of the shareholders if the registration was effected based on false information.

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

        According to the Articles and Swiss law, the following types of shareholders' resolutions require the approval of a "supermajority" of at least two-thirds of the votes present at a General Meeting of Shareholders: (1) an alteration of our corporate purpose; (2) the creation of shares with increased voting powers; (3) an implementation of restrictions on the transfer of registered shares and the removal of such restrictions; (4) an authorized or conditional increase of the share capital; (5) an increase of the share capital by conversion of equity, by contribution in kind, or for the purpose of an acquisition of property or the grant of special rights; (6) a restriction or an elimination of shareholders' preemptive rights; (7) a change of our domicile; (8) our dissolution; or (9) any amendment to the Articles which would create or eliminate a supermajority requirement.

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

        Under the Swiss Code, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.

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

10.B.5  Shareholder Meetings

        Under the Swiss Code and the Articles, we must hold an annual ordinary General Meeting of Shareholders within six months after the end of our financial year. General Meetings of Shareholders may be convened by the Board of Directors or, if necessary, by the statutory auditors. The Board of Directors is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the registered shares, specifying the items for the agenda and their proposals. Shareholders holding shares with a nominal value of at least CHF 1,000,000 (i.e., 2,000,000 Novartis shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next General Meeting of Shareholders. A General Meeting of Shareholders is convened by publishing a notice in the official Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. Shareholders may also be informed by mail. There is no provision in the Swiss Code or our Articles requiring a quorum for the holding of a General Meeting of Shareholders. In addition see "Item 10.B.3(b) Shareholder Rights" regarding conditions for exercising a shareholder's right to vote at a General Meeting of Shareholders.

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

10.B.8  Disclosure of Shareholdings

        Under the Swiss Stock Exchange Act, holders of our voting shares are required to notify us and the SWX of the level of their holdings whenever such holdings reach or exceed, or in some cases, fall short of, certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of our registered share capital. Following receipt of such notification we are required to inform the public by publishing the information in the official Swiss Commercial Gazette and in at least one of the principal electronic media that disseminate stock exchange information.

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

        In April 2008, we entered into an agreement with Nestlé S.A. of Switzerland under which we obtained the right to acquire majority ownership in Alcon Inc. (NYSE: ACL) in two steps. The potential value of these two steps is approximately $39 billion. The first step was completed on July 7, 2008, when we acquired an initial 25% stake (74 million shares) from Nestlé for $10.4 billion in cash. This investment reflects a price of $143.18 per share. In the optional second step, we have the right to acquire Nestlé's remaining 52% majority stake in Alcon between January 1, 2010 and July 31, 2011 for a fixed price of $181.00 per share, or approximately $28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon's share price at the time of exercise, but not exceeding $181.00 per share. We have no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders at any time.

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

        As of January 1, 2009, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

Armenia Albania Australia Austria Azerbaijan Bahrain Belarus Belgium Bulgaria Canada China Croatia Czech Republic Denmark Ecuador Egypt Estonia Finland France	Germany Greece Hungary Iceland India Indonesia Iran Israel Italy Ivory Coast Republic of Ireland Jamaica Japan Kazakhstan Republic of Korea (South Korea) Kuwait Kyrgyzstan Latvia	Lithuania Luxembourg Macedonia Malaysia Mexico Moldavia Mongolia Morocco Netherlands New Zealand Norway Pakistan Philippines Poland Portugal Romania Russia Serbia and Montenegro	Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Thailand
Trinidad and Tobago
Tunisia
Ukraine
United Kingdom
United States of America
Uzbekistan
Venezuela
Vietnam
Commonwealth of
Independent States(1)

(1)
Excluding Estonia, Latvia, Lithuania and Russia.

        Tax treaty negotiations are under way, or have been concluded, with Algeria, Argentina (treaty not yet in force but provisionally applicable as from January 1, 2001), Azerbaijan, Bangladesh, Brazil, Chile, Colombia, Costa Rica, Georgia, Ghana, Malta, North Korea, Oman, Peru, Syria, Tajikistan, Turkey and Turkmenistan, United Arab Emirates, and Zimbabwe.

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

        You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

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

10.I  Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

	Local Currencies	$
2008
Currency impact on continuing operations:
Net sales	5%	9%
Operating income	20%	32%
Net income	13%	25%

	Net sales	Operating expenses
2008
Net sales and operating costs by currency from continuing operations:
	$34%	31%
Euro	32%	28%
CHF	2%	16%
Yen	7%	5%
Other	25%	20%

	100%	100%

	Liquid funds	Financial debt
2008
Liquid funds and financial debt by currency (as of December 31):
	$71%	22%
Euro	7%	18%
CHF	19%	36%
Yen	0%	21%
Other	3%	3%

	100%	100%

	Local Currencies	$
2007
Currency impact on continuing operations:
Net sales	6%	11%
Operating income	(14)%	(11)%
Net income	(7)%	(4)%

	Net sales	Operating expenses
2007
Net sales and operating costs by currency from continuing operations:
	$39%	36%
Euro	30%	28%
CHF	2%	14%
Yen	6%	5%
Other	23%	17%

	100%	100%

	Liquid funds	Financial debt
2007
Liquid funds and financial debt by currency (as of December 31):
	$70%	13%
Euro	18%	40%
CHF	9%	19%
Yen	0%	22%
Other	3%	6%

	100%	100%

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

        Foreign currency exchange rate risk:    We use the US dollar as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, we enter into various contracts which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. We also use forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

        At December 31, 2008, we had long and short forward exchange and currency option contracts with corresponding values of $7.2 billion and $0.3 billion, respectively. At December 31, 2007, we had long and short forward exchange and currency option contracts with equivalent values of $12.6 billion and $3.1 billion, respectively.

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

        Interest rate risk:    We manage our net exposure to interest rate risk through the proportion of fixed rate financial debt and variable rate financial debt in our total financial debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. We aim to have as a maximum no more than half of our debt with fixed interest rates. Our percentage of fixed rate debt to total financial debt was 29% at December 31, 2008, was 11% at December 31, 2007 and 27% at December 31, 2006.

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

        Credit risk:    Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk we periodically assess the financial reliability of customers, taking into account the financial position, past experience and other factors. Three customers account for approximately 8%, 7% and 6%, respectively (2007: 9%, 8% and 6%; 2006: 10%, 9% and 7%), of our net sales from continuing operations in 2008. No other customer accounts for 2% or more of our net sales from continuing operations. The highest amounts of trade receivables are the ones for the largest customers and are approximately 9%, 5% and 6% respectively (2007: 9%, 6% and 6%) of our trade receivables at December 31, 2008, and there is no other significant concentration of credit risk.

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

        Liquidity risk:    Liquidity risk is defined as the risk that we would not be able to settle or meet our obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. We manage our liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors our net liquidity position through rolling forecasts on the basis of expected cash flows. Our cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 34% and the next two other largest ones holding approximately 28% and 11%, respectively (2007: largest one holding 17% and the next three other largest ones holding approximately 16%, 15%, 14%, respectively; 2006: largest one 10% and the next five largest ones hold between 9% and 8% each).

        Capital risk management:    We strive to maintain strong debt ratings. In managing our capital, we focus on a sound debt/equity ratio. Credit agencies reduced their ratings for Novartis in 2008 in response to the announcement of the agreement to acquire a majority interest in Alcon, while supporting the strategic intentions of the Alcon acquisition. Moody's rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's had a rating of AA- and A-1+ for long-term and short-term maturities respectively. Fitch had given a long-term rating of AA and a short-term rating of F1+. All three agencies maintained a "stable" outlook. The changes to these ratings took into account completion of the agreement with Nestlé that includes an optional second step between January 2010 and July 2011 involving Nestlé's remaining 52% Alcon stake. We do not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

        Our year-end debt/equity ratio increased to 0.15:1 from 0.12:1 in 2007 principally due to financing programs. Our 2007 year-end debt/equity ratio decreased to 0.12:1 from 0.18:1 in 2006 principally due to the divestments.

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

        The estimated potential ten day loss in pre-tax earnings from our foreign currency instruments, the estimated potential ten day loss on our equity holdings and the estimated potential ten day loss in fair value of our interest rate sensitive instruments, primarily financial debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	At December 31,
	2008	2007
	($ millions)
All financial instruments	318	230
Analyzed by components:
Instruments sensitive to foreign currency rates	278	165
Instruments sensitive to equity market movements	181	110
Instruments sensitive to interest rates	21	12

        The average, high, and low VAR amounts are as follows:

	Average	High	Low
	($ millions)
2008
All financial instruments	196	318	135
Analyzed by components:
Instruments sensitive to foreign currency rates	158	278	74
Instruments sensitive to equity market movements	162	291	95
Instruments sensitive to interest rates	73	233	10

	Average	High	Low
	($ millions)
2007
All financial instruments	108	230	52
Analyzed by components:
Instruments sensitive to foreign currency rates	56	165	30
Instruments sensitive to equity market movements	80	135	33
Instruments sensitive to interest rates	25	40	8

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

        In addition to these VAR analyses, we use stress testing techniques which are aimed to reflect a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2008 and 2007, the worst case loss scenario was configured as follows:

	At December 31,
	2008	2007
	($ millions)
All financial instruments	300	474
Analyzed by components:
Instruments sensitive to foreign currency rates	144	60
Instruments sensitive to equity market movements	128	342
Instruments sensitive to interest rates	28	72

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

Part II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        (a)   Novartis AG's chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

        Novartis Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management concluded that, as of December 31, 2008, Novartis Group's internal control over financial reporting is effective based on those criteria.

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

Item 16A.    Audit Committee Financial Expert

        Our Audit and Compliance Committee has determined that Srikant Datar, Ulrich Lehner and Hans-Joerg Rudloff each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC). The Board of Directors has also determined that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

Item 16B.    Code of Ethics

        In addition to our Code of Conduct, which is applicable to all of our associates, we have adopted a code of ethics that imposes additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our Internet website at

        http://www.novartis.com/downloads/investors/Novartis_Code_of_Ethical_ Conduct_CEO_Senior_Financial_Officers.pdf.

Item 16C.    Principal Accountant Fees and Services

Duration of the Mandate and Terms of Office of the Independent Auditors

        Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. The lead auditor responsible for the mandate, Robert P. Muir, began serving in his role in 2005. The Audit and Compliance Committee ensures that the lead auditor partner is rotated at least every five years.

Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2008 and December 31, 2007:

	2008	2007
	($ thousands)
Audit Services	24,963	21,245
Audit-Related Services	3,200	904
Tax Services	400	222
Other Services	558	331

Total	29,121	22,702

        Audit Services are defined as the standard audit work performed each year in order to issue opinions on the consolidated financial statements of the Group, to issue opinions relating to the effectiveness of the Group's internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that can only be provided by the Group auditor, such as auditing of nonrecurring transactions and implementation of new accounting policies, audits of accounting infrastructure system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

        Audit-Related Services include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence and related audits, audits of pension and benefit plans, IT infrastructure control assessments, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

        Tax Services represent tax compliance, tax returns, assistance with historical tax matters and other tax-related services.

        Other Services include training in the finance area, benchmarking studies, assessment of certain non-financial processes and license fees for use of accounting and other reporting guidance databases.

        As the independent auditor, PwC is responsible for opining on whether the audited financial statements comply with International Financial Reporting Standards (IFRS) and Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting.

        The Audit and Compliance Committee is responsible for overseeing the conduct of these activities by management and PwC. During 2008, the Audit and Compliance Committee held eight meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other important matters. PwC provided to the Audit and Compliance Committee the written disclosures required by Rule 3526, Communication with Audit Committees Concerning Independence, of the Public Company Accounting Oversight Board (PCAOB), and the Audit and Compliance Committee and PwC have discussed PwC's independence from Novartis and Novartis management.

        Based on the reviews and discussions with management and PwC referred to above, the Audit and Compliance Committee recommended to the Board, and the Board approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2008.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2008	Total Number of Shares Purchased(1) (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $(3) (e)
				(CHF millions)	($ millions)
Jan. 1-31	5,897,504	52.40
Feb. 1-28	6,923,104	50.37		10,000	9,542
Mar. 1-31	12,250,294	48.89	4,000,000	9,805	9,840
Apr. 1-30	9,545,114	50.36	2,000,000	9,704	9,351
May 1-31	14,757,637	51.65		9,704	9,242
Jun. 1-30	13,201,946	52.00		9,704	9,532
Jul. 1-31	1,635,619	55.35		9,704	9,287
Aug. 1-31	146,480	57.90		9,704	8,854
Sep. 1-30	179,310	55.20		9,704	8,864
Oct. 1-31	149,283	53.00		9,704	8,434
Nov. 1-30	178,909	49.27		9,704	8,108
Dec. 1-31	58,190	48.52		9,704	9,199

Total	64,923,390	51.05	6,000,000

Notes

(1)
Column (a) shows shares we purchased as part of our sixth share purchase program plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 6. Directors, Senior Management and Employees—6.B Compensation—Compensation for Novartis Associates."

(2)
Column (c) shows shares purchased as part of our sixth share repurchase program which was approved by the shareholders February 26, 2008 for an amount of up to CHF 10.0 billion. See "Item 5. Operating and Financial Review and Prospects—5.B Liquidity and Capital Resources—Share Repurchase Program."

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Item 16G.   Corporate Governance

        Novartis ADSs are listed on the NYSE. Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NYSE in that our shareholders do not receive written reports from committees of the Board of Directors. In addition, our external auditors are appointed by shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee.

 Part III

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.   Exhibits

1.1	Articles of Incorporation, as amended February 26, 2008 (English translation).
1.2	Regulations of the Board and Committee Charters of Novartis AG, as amended December 12, 2007.
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
2.4
Letter Agreement dated December 14, 2007 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.4 to the Form 20-F as filed with the SEC on January 28, 2008).
4.1
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
4.3
Agreement as of 14 December, 2006 between Novartis AG and Nestlé S.A. concerning the sale and purchase of the seller's Medical Nutrition business (incorporated by reference to Exhibit 4.6 to the Form 20-F as filed with the SEC on January 31, 2007).
4.4
Agreement as of 11 April 2007 between Novartis AG and Nestlé S.A. concerning the sale and purchase of the seller's Gerber business (incorporated by reference to Exhibit 4.7 to the Form 20-F as filed with the SEC on January 28, 2008).
4.5	Purchase and Option Agreement as of 6 April 2008 between Nestlé S.A. and Novartis AG concerning the sale and purchase of common shares of Alcon, Inc. owned by the seller.
4.6
Shareholders Agreement as of 6 April 2008 among Nestlé S.A. and Novartis AG concerning certain matters with respect to Alcon, Inc. and any common shares of the company with a par value of CHF 0.20 per share, whether or not issued.
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
14.1
Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3ASR (File No. 333-153696) as filed with the SEC on September 26, 2008, on Form F-3 filed on May 11, 2001 (File No. 333-60712), on Form F-3 (File No. 333-81862) filed on January 31, 2002, on Form S-8 filed on September 5, 2006 (File No. 333-137112) and on Form S-8 filed on October 1, 2004 (File No. 333-119475).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ RAYMUND BREU

Name:	Raymund Breu
Title:	Chief Financial Officer, Novartis Group
By:	/s/ THOMAS WERLEN

Name:	Thomas Werlen
Title:	General Counsel, Novartis Group

Date: January 28, 2009

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Novartis AG, Basel

We have completed integrated audits of Novartis AG and its consolidated subsidiaries (Novartis Group) consolidated financial statements and of Novartis Groups' internal control over financial reporting as of December 31, 2008. Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the consolidated financial statements of the Novartis Group as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 (comprising consolidated balance sheets, income statements, cash flow statements, statements of recognized income and expense, statements of changes in equity and notes) as set out on pages F-4 through F-104 in this Form 20-F.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting

We have also audited the effectiveness of the Novartis Group's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novartis' Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Novartis Management on Internal Control Over Financial Reporting" appearing under Item 15(b). Our responsibility is to express an opinion on the Novartis Group's internal control over financial reporting based on our integrated audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers AG

/s/ R. P. MUIR R. P. Muir Audit Expert Auditor in Charge	/s/ U. HONEGGER U. Honegger Audit Expert

Basel, January 27, 2009

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(for the years ended December 31, 2008, 2007 and 2006)

	Note	2008	2007	2006
		$ millions	$ millions	$ millions
Net sales from continuing operations	3/4	41,459	38,072	34,393
Other revenues		1,125	875	712
Cost of goods sold		(11,439)	(11,032)	(9,411)

Gross profit from continuing operations		31,145	27,915	25,694
Marketing & sales		(11,852)	(11,126)	(10,092)
Research & development		(7,217)	(6,430)	(5,321)
General & administration		(2,245)	(2,133)	(1,882)
Other income & expense, net		(867)	(1,445)	(757)

Operating income from continuing operations	3	8,964	6,781	7,642
Income from associated companies	10	441	412	264
Financial income	5	384	531	354
Interest expense	5	(290)	(237)	(266)

Income before taxes from continuing operations		9,499	7,487	7,994
Taxes	6	(1,336)	(947)	(1,169)

Net income from continuing operations		8,163	6,540	6,825
Net income from discontinued operations	3	70	5,428	377

Group net income		8,233	11,968	7,202

Attributable to:
Shareholders of Novartis AG		8,195	11,946	7,175
Minority interests		38	22	27
Basic earnings per share ($)	7
—Continuing operations		3.59	2.81	2.90
—Discontinued operations		0.03	2.34	0.16

—Total		3.62	5.15	3.06

Diluted earnings per share ($)	7
—Continuing operations		3.56	2.80	2.88
—Discontinued operations		0.03	2.33	0.16

—Total		3.59	5.13	3.04

The accompanying notes form an integral part of the consolidated financial statements.

 NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(at December 31, 2008 and 2007)

	Note	2008	2007
		$ millions	$ millions
Assets
Non-current assets
Property, plant & equipment	8	13,100	12,633
Goodwill	9	11,285	11,110
Other intangible assets	9	9,534	10,139
Investment in associated companies	10	17,712	6,945
Deferred tax assets	11	4,423	3,567
Financial and other non-current assets	12	1,364	3,628

Total non-current assets		57,418	48,022

Current assets
Inventories	13	5,792	5,455
Trade receivables	14	7,026	6,648
Marketable securities & derivative financial instruments	15	4,079	7,841
Cash and cash equivalents		2,038	5,360
Other current assets	16	1,946	2,126

Total current assets		20,881	27,430

Total assets		78,299	75,452

Equity and liabilities
Equity
Share capital	17	959	990
Treasury shares	17	(139)	(175)
Reserves		49,468	48,408

Issued share capital and reserves attributable to Novartis AG shareholders		50,288	49,223
Minority interests		149	173

Total equity		50,437	49,396

Liabilities
Non-current liabilities
Financial debts	18	2,178	677
Deferred tax liabilities	11	4,144	4,466
Provisions and other non-current liabilities	19	5,036	4,272

Total non-current liabilities		11,358	9,415

Current liabilities
Trade payables		3,395	3,018
Financial debts and derivative financial instruments	20	5,186	5,117
Current income tax liabilities		1,376	1,719
Provisions and other current liabilities	21	6,547	6,787

Total current liabilities		16,504	16,641

Total liabilities		27,862	26,056

Total equity and liabilities		78,299	75,452

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(for the years ended December 31, 2008, 2007 and 2006)

	Note	2008	2007	2006
		$ millions	$ millions	$ millions
Net income from continuing operations		8,163	6,540	6,825
Reversal of non-cash items	22.1	4,514	4,857	3,530
Dividends from associated companies		248	155	114
Dividends received from marketable securities		9	10	8
Interest and other financial receipts		402	374	397
Interest and other financial payments		(268)	(255)	(277)
Taxes paid		(1,939)	(1,581)	(1,715)

Cash flow before working capital and provision changes of continuing operations		11,129	10,100	8,882
Restructuring payments and other cash payments from provisions		(730)	(355)	(303)
Change in net current assets and other operating cash flow items	22.2	(630)	(535)	(275)

Cash flow from operating activities of continuing operations		9,769	9,210	8,304

Purchase of property, plant & equipment		(2,106)	(2,549)	(1,779)
Proceeds from disposals of property, plant & equipment		58	134	83
Purchase of intangible assets		(210)	(584)	(451)
Proceeds from disposals of intangible assets		169	107	113
Purchase of financial assets		(136)	(311)	(258)
Proceeds from disposals of financial assets		102	352	82
Acquisition of interest in associated company		(10,447)
Acquisitions and divestments of businesses (excluding discontinued operations)	22.3	(1,079)	(52)	(4,522)
Acquisition of minority interests			(10)	(1)
Proceeds from disposals of marketable securities		7,302	3,901	5,112
Purchase of marketable securities		(4,020)	(7,232)	(4,736)

Cash flow used for investing activities of continuing operations		(10,367)	(6,244)	(6,357)

Acquisition of treasury shares		(3,348)	(6,448)	(399)
Disposal of treasury shares		2,875	1,849	652
Proceeds from issuance of share capital to third parties by subsidiaries				1
Increase in non-current financial debts		1,481	11	540
Repayment of non-current financial debts		(68)	(59)	(182)
Change in current financial debts		(118)	(2,111)	(3,227)
Withholding tax recoverable and related cash flows, net			78	(232)
Dividend payments and cash contributions to minority interests		(50)	(40)	(35)
Dividends paid to shareholders of Novartis AG		(3,345)	(2,598)	(2,049)

Cash flow used for financing activities of continuing operations		(2,573)	(9,318)	(4,931)

Cash flow from discontinued operations	22.4	(105)	7,595	457
Net effect of currency translation on cash and cash equivalents		(46)	298	25
Net change in cash and cash equivalents at year-end of discontinued operations			4	(4)

Net change in cash and cash equivalents of continuing operations		(3,322)	1,545	(2,506)
Cash and cash equivalents at the beginning of the year of continuing operations		5,360	3,815	6,321

Cash and cash equivalents at year-end of continuing operations		2,038	5,360	3,815

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

(for the years ended December 31, 2008, 2007 and 2006)

	Note	2008	2007	2006
		$ millions	$ millions	$ millions
Net income from continuing operations		8,163	6,540	6,825
Fair value adjustments on financial instruments	24.1	(510)	1	108
Actuarial (losses) gains from defined benefit plans, net	24.2	(2,140)	450	116
Novartis share of equity recognized by associated companies and related party entities	24.3	(201)	150	(76)
Revaluation of previously owned minority interest	24.4	38	55	592
Currency translation effects	24.5	(1,122)	2,188	1,495
Amounts related to discontinued operations
—Net income		70	5,428	377
—Other			18	7

Total recognized income and expense		4,298	14,830	9,444

Attributable to shareholders of Novartis AG		4,275	14,800	9,416
Attributable to minority interests		23	30	28

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(for the years ended December 31, 2008, 2007 and 2006)

	Note	Share capital	Treasury shares	Share premium	Retained earnings	Total fair value adjustments attributable to Novartis	Total reserves	Fair value adjustments of discontinued operations	Minority interests	Total equity
		$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Total equity at January 1, 2006		994	(146)	199	33,929	(1,986)	32,142		174	33,164

Total recognized income and expense					7,099	2,317	9,416		28	9,444

Dividends	25.1				(2,049)		(2,049)			(2,049)
Sale of treasury shares, net	25.2		2		246		246			248
Reduction of share capital	25.3	(4)	4
Equity-based compensation	25.4				506		506			506
Changes in minority interests									(19)	(19)
Transfers	25.5			(1)	1	(4)	(4)	4

Total of other equity movements		(4)	6	(1)	(1,296)	(4)	(1,301)	4	(19)	(1,314)

Total equity at December 31, 2006		990	(140)	198	39,732	327	40,257	4	183	41,294

Transfer of fair value of discontinued operations						123	123	(123)

Total recognized income and expense					12,062	2,720	14,782	18	30	14,830
Dividends	25.1				(2,598)		(2,598)			(2,598)
Acquisition of treasury shares, net	25.2		(35)		(4,652)		(4,652)			(4,687)
Equity-based compensation	25.4				597		597			597
Changes in minority interests									(40)	(40)
Transfers	25.5				(110)	9	(101)	101

Total of other equity movements			(35)		(6,763)	9	(6,754)	101	(40)	(6,728)

Total equity at December 31, 2007		990	(175)	198	45,031	3,179	48,408		173	49,396

Total recognized income and expense					8,009	(3,734)	4,275		23	4,298

Dividends	25.1				(3,345)		(3,345)			(3,345)
Acquisition of treasury shares, net	25.2				(435)		(435)			(435)
Reduction of share capital	25.3	(31)	36							5
Equity-based compensation	25.4				565		565			565
Changes in minority interests									(47)	(47)

Total of other equity movements		(31)	36		(3,215)		(3,215)		(47)	(3,257)

Total equity at December 31, 2008		959	(139)	198	49,825	(555)	49,468		149	50,437

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

1.     Accounting policies

        The Novartis Group (Group or Novartis) consolidated financial statements comply with the International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value.

        The preparation of financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

Scope of consolidation

        The consolidated financial statements include all companies that Novartis AG, Basel, Switzerland directly or indirectly controls (generally more than 50% of voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities.

        Investments in associated companies (defined as investments in companies in which Novartis holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method. In these situations, the Group records its share of the associated company's net income and equity. The share of results attributed to Novartis from these associated companies is included in the income statement line "Income from associated companies" and is calculated after the deduction of related taxes and minority interests.

Principles of consolidation

        The annual closing date of the individual financial statements is December 31.

        The purchase method of accounting is used to account for business combinations by the Group in transactions where Novartis takes control of another entity. The cost of an acquisition is measured as the fair value of the transferred assets as well as incurred or assumed liabilities at the date of exchange, plus costs directly attributable to the acquisition. Identifiable acquired assets as well as assumed liabilities and contingent liabilities obtained in a business combination are measured initially at their full fair values as of the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable acquired net assets is recorded as goodwill. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or until the date of disposal.

        Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables, are eliminated.

Foreign currencies

        The consolidated financial statements of Novartis are expressed in US dollars ($). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is $ instead of the respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in $. Generally, the respective local currency is used as the functional currency for other entities. In the respective entity financial statements, monetary assets and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

        Income, expense and cash flows of the consolidated entities have been translated into $ using the average of monthly exchange rates during the year. Balance sheets are translated using year-end exchange rates. Translation differences arising from movements in exchange rates used to translate equity and long-term intercompany financing transactions relating to net investments in a foreign entity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation effects included in the fair value adjustments in the consolidated statement of recognized income and expense. Translation gains and losses accumulated in the consolidated statement of recognized income and expense are included in the income statement when the foreign operation is completely or partially liquidated or is sold.

Derivative financial instruments and hedging

        Derivative financial instruments are initially recognized in the balance sheet at fair value, and they are remeasured to their current fair value at the end of each subsequent period.

        The method of recognizing the resulting gain or loss is dependent on whether a derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of a transaction, the Group documents the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities, to specific firm commitments or to forecasted transactions. The Group also documents its assessment, both at the inception of a hedge and on an ongoing basis, as to whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. On the date a derivative contract is effective, the Group designates derivatives that qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

        Changes in the fair value of derivatives that are fair value hedges and that are highly effective are recognized in the income statement along with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Any gain or loss on the hedging instrument relating to the effective portion of changes in the fair value of derivatives in cash flow hedges are recognized in the consolidated statement of recognized income and expense. Gains or losses relating to the ineffective portion is recognized immediately in the income statement. In determining whether the impact of a cash flow hedge can be deferred in the consolidated statement of recognized income and expense, management assesses the probability of the forecasted transaction occurring. Amounts are only deferred when management judges the forecasted transaction to be highly probable. Where a forecasted transaction or firm commitment relating to a non-financial asset or non-financial liability is hedged, the gains or losses previously recorded in the consolidated statement of recognized income and expense are included in the initial measurement

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

of the asset or liability. Otherwise, amounts recorded in the consolidated statement of recognized income and expense are transferred to the income statement and classified as income or expense in the same period in which the forecasted transaction affects the income statement.

        Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. All foreign exchange gains or losses arising on translation are included in cumulative translation effects and recognized in the consolidated statement of recognized income and expense. Gains and losses accumulated in this statement are included in the income statement when the foreign operation is completely or partially liquidated or is sold.

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in the financial result in the income statement.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the consolidated statement of recognized income and expense at that time is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss recognized in the consolidated statement of recognized income and expense is immediately transferred to the income statement.

Property, plant & equipment

        Land is valued at acquisition cost, less accumulated impairment, if any. Prepayments for long-term leasehold land agreements are amortized over the life of the lease.

        Other items of property, plant & equipment are valued at acquisition cost or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Other property, plant & equipment:
—Machinery and equipment	7 to 20 years
—Furniture and vehicles	5 to 10 years
—Computer hardware	3 to 7 years

        Additional costs that enhance the future economic benefit of property, plant & equipment are capitalized. Borrowing costs associated with the construction of property, plant & equipment are not capitalized. Property, plant & equipment is reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable.

        Property, plant & equipment that are financed by leases giving Novartis substantially all risks and rewards of ownership are capitalized at the lower of the fair value of the leased asset or the present value of minimum lease payments at the inception of the lease. These are depreciated in the same manner as other assets over the shorter of the lease term or their useful life. Leases in which a significant portion of

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

the ownership risks and rewards are retained by the lessor are classified as operating leases. These are charged to the income statement over the life of the lease, generally, on a straight-line basis.

Intangible assets

Goodwill

        The excess of the purchase price over the fair value of net identifiable assets acquired in a business combination is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit which is the smallest group of assets that generates cash inflows. These units are largely independent of the cash inflows from other assets or group of assets. All goodwill is considered to have an indefinite life and is tested for impairment at least annually. Goodwill is tested for impairment at the level at which it is monitored with any goodwill impairment charge recorded under Other Income and Expense, net in the consolidated income statement.

        When evaluating goodwill for a potential impairment, the Group estimates the recoverable amount based on the "fair value less costs to sell" of the cash-generating unit containing the goodwill. The Group uses the estimated future cash flows a market participant could generate from the cash-generating unit. In certain circumstances, its "value in use" to the Group, is estimated if this value is higher than the "fair value less costs to sell". If the carrying amount exceeds the recoverable amount, an impairment loss for the difference is recognized. Considerable management judgment is required to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from forecasted cash flows and related values derived using discounting techniques.

Other intangible assets

        All identifiable intangible assets acquired in a business combination are recognized at their fair value. Furthermore, all acquired Research & Development (R&D) assets, including upfront and milestone payments on licensed or acquired compounds, are capitalized as intangible assets, even if uncertainties exist as to whether the R&D projects will ultimately be successful in producing a commercial product.

        All Novartis intangible assets are allocated to cash-generating units and amortized over their estimated useful life once they are available for use. In-Process Research & Development (IPR&D) is the only class of separately identified intangible assets that is not amortized, but IPR&D is tested for impairment on an annual basis or when facts and circumstances warrant an impairment test. Any impairment charge is recorded in the income statement under "Research & Development expenses." Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life in the income statement under "Cost of Goods Sold," where any related impairment charges are also recorded.

        The useful lives assigned to acquired intangible assets are based on the period over which they are expected to generate economic benefits, commencing in the year in which they first generate sales or are

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

used in development. Acquired intangible assets are amortized on a straight-line basis over the following periods:

Trademarks	Over their estimated economic or legal life with a maximum of 20 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life, typically 15 to 30 years
Software	3 years
Others	3 to 5 years

        Amortization of trademarks, product and marketing rights is charged in the income statement to "Cost of Goods Sold" over their useful lives. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized in the income statement under "Cost of Goods Sold" or "Research & Development." Any impairment charges are recorded in the income statement in the same functional cost lines as the related amortization charges.

        Intangible assets other than IPR&D are reviewed for impairment whenever facts and circumstances indicate their carrying value may not be recoverable. When evaluating an intangible asset for a potential impairment, the Group estimates the recoverable amount based on the intangible asset's "fair value less costs to sell" using the estimated future cash flows a market participant could generate with that asset or, in certain circumstances, the "value in use" of the intangible asset to the Group, whichever is higher. If the carrying amount of the asset exceeds the recoverable amount, an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows and appropriate discount rates. Accordingly, actual cash flows and values could vary significantly from forecasted cash flows and related values derived using discounting techniques.

Financial assets

        Investments in debt and equity securities are initially recorded at fair value on the trade date, and subsequently carried at fair value. The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. These include the use of data from the most recent arm's length transactions, such as new financing rounds or partial disposals; reference to other instruments that are substantially the same; a discounted cash flow analysis; and other pricing models that make maximum use of market data and rely as little as possible on entity-specific information. Exchange rate gains and losses on loans are recorded in the income statement. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the consolidated statement of recognized income and expense and recycled to the income statement when the asset is sold. Impairments in value are immediately expensed.

        Loans are carried at amortized cost, less any allowances for uncollectable amounts.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

        Novartis uses the equity method to account for investments in associated companies (defined as investments in companies that correspond to holdings of between 20% and 50% of voting shares or over which Novartis otherwise has significant influence).

        Novartis considers investments in associated companies for impairment testing whenever there is a quoted share price and when this has a fair value less than the carrying value per share for the investment. For unquoted investments in associated companies recent financial information is taken into account to assess whether impairment testing is necessary. Where there is an indicator that separately identified assets of the associated company other than its implicit goodwill might be impaired, an impairment test is performed. Any impairment charge is recorded in the income statement under "Income from associated companies".

        If the balance sheet carrying amount of the asset exceeds the higher of its value in use or fair value less costs to sell, an impairment loss is recognized for the difference. Value in use is defined as the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For investments in associated companies, Novartis typically uses the Discounted Cash Flow method (DCF). The discounted cash flow method is based on a forecast of all expected future net cash flows generated by the business utilising external and Novartis internal projections. As an alternative methodology the discounted dividend method may be used. The Discounted Dividend Method (DDM) is the value of all future dividends plus the residual value of the investment less costs of disposal. These cash flows, which reflect the risks and uncertainties associated with the investment, are discounted at an appropriate rate to net present value.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Marketable securities

        Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at their acquired fair value and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the consolidated statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

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

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the subsidiary's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of subsidiaries' retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, measured at the tax rates that are expected to apply in the period of tax settlement or realization by the applicable entity, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the income statement in tax expense or in the consolidated statement of recognized income and expense, if they relate to an item directly recorded in this statement. Deferred tax assets on an entity's taxable loss are recognized to the extent future taxable profits will probably be available against which they can be utilized.

Defined benefit pension plans, other post-employment benefits and other non-current benefits of associates

Defined benefit pension plans

        The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future payments required to settle the obligation that is

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

attributable to the service of associates in the current and prior periods. The charge for such pension plans, represented by the net periodic pension cost, is included in the personnel expenses of the various functions where the associates are employed. Plan assets are recorded at their fair value. Unvested past service costs arising from amendments to pension plans are charged or credited to income over the associates' remaining vesting period. Vested past service costs, including such costs for retired associates are immediately recognized in the income statement. Gains or losses arising from plan curtailments or settlements are accounted for at the time they occur. Any net pension asset is limited to the present value of future economic benefits available to the Group in the form of refunds from the plan or expected reductions in future contributions to the plan.

        The effects of changes in actuarial assumptions and experience adjustments on the value of assets and liabilities of defined benefit plans are immediately recognized in the balance sheet with a corresponding movement in the consolidated statement of recognized income and expense.

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

Equity-based compensation

        The fair value of Novartis shares, Novartis American Depositary Shares (ADS) and related options granted to associates as compensation is recognized as an expense over the related vesting or service period. The market maker calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for shares and options are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for equity-based compensation is included in the personnel expenses of the various functions where the associates are located.

Revenue recognition

        Revenue is recognized when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable and collectability is reasonably assured. Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Provisions for

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

refunds granted to healthcare providers under innovative pay for performance agreements are recorded as a reduction of revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and clinical data for the product as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred. Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. In the Vaccines and Diagnostics Division, where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research & development

        Internal Research & Development (R&D) expenses and also payments made to clinical research organizations for contracted research are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of these development costs.

        Initial upfront payments and subsequent milestone payments made in the course of collaborations and alliances are capitalized once the required criteria are met and are amortized once a saleable product results out of the R&D activity or over the R&D activity period if the intellectual property associated with the intangible asset is utilized in R&D activity. Expenses for R&D contracts with external parties that do not qualify for capitalization are recognized in the income statement based on their percentage of completion.

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

Contingencies

        Novartis records provisions for contingencies when it is judged probable that a liability has been incurred and the amount can be reliably estimated. These provisions are adjusted periodically as assessments change or additional information becomes available.

        Cost of future expenditures do not usually reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reliably estimable and collection is virtually certain.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Product liabilities

        Provisions are made for present product liability obligations resulting from past sales including related legal and other fees and expenses. The provision is actuarially determined taking into consideration such factors as past experience, amount and number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reliably estimable.

Legal liabilities

        Provisions are made for anticipated settlement costs where a reliable estimate can be made of the probable outcome of legal or other disputes against the Group. In addition, provisions are made for legal and other fees and expenses arising from claims affecting Novartis.

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

Restructuring charges

        Restructuring charges are accrued against operating income in the period in which management has committed to a plan, the liability has raised the valid expectation in those affected and the amount can be reliably estimated. The Group recognizes the costs for terminating the employment contracts of associates when it is demonstrably committed to either terminating employment according to a detailed formal plan without possibility of withdrawal or when it is committed to providing termination benefits as a result of an offer made to encourage voluntary redundancy.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Status of adoption of significant new or amended IFRS standards or interpretations

        The following new or amended IFRS standards or interpretations which, based on a Novartis analysis, are the only ones of significance to the Group, have not yet been adopted but need to be adopted by January 1, 2009: IAS 1 "Presentation of Financial Statements", IAS 23 "Borrowing Costs" and IFRS 8 "Operating Segments". The Group does not expect that they will have a significant impact on the Group's consolidated financial statements. Novartis only intends to adopt the revised IFRS 3 "Business Combinations" from January 1, 2010. Management is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

2.     Significant transactions, business combinations and divestments

        The following acquisitions, divestments, business combinations and other significant transactions occurred during 2008, 2007 and 2006. See notes 3 and 23 for further details of the impact of these transactions on the consolidated financial statements.

Acquisitions in 2008

Corporate—Alcon

        On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. The potential total value of the two steps is up to approximately $39 billion. The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for $10.4 billion in cash. Alcon's closing share price was $148.44 on April 4, the last trading day before the signing of this agreement. However, the investment reflects a price of $140.68 per share. The transaction price of $143.18 was determined by using Alcon's volume-weighted average share price between January 7, 2008, and April 4, 2008. This price was reduced later by approximately $2.50 per share to account for the dividend paid by Alcon in May 2008. Novartis has paid for this stake from internal cash reserves and external short-term financing.

        In the optional second step, Novartis has the right to acquire Nestlé's remaining 52% majority stake in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of $181.00 per share, or up to approximately $28 billion. During this period, Nestlé has the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon's share price at the time of exercise, but not exceeding $181.00 per share. Novartis has no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

        The Group has determined that the put and call options represent contracts in a business combination to buy, sell or acquire at a future date, and are therefore exempt from recognition under IAS 39.

        The purchase price allocation of the $10.4 billion paid for the 24.8% stake consisted of the Group's share of Alcon's reported net assets ($1.1 billion), additionally appraised tangible and intangible assets ($5.1 billion) and implicit goodwill ($4.2 billion). Since the July 7 acquisition date the investment has contributed a loss of $11 million to the 2008 consolidated income statement.

        As a result of the 37% decline in Alcon's share price at the end of 2008 to $89.19 from the price paid for the initial 24.8% stake, Novartis performed an impairment test on the investment's carrying value.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

        This test assessed the "value in use" to Novartis of this strategic investment by valuing estimated discounted cash flows and future dividend streams from Alcon against the "fair value less costs to sell" of this stake, as measured by the closing price on December 31, 2008, on the NYSE for the 23% of Alcon's publicly traded shares.

        Since the higher of the estimated "value in use" and the "fair value less costs to sell" exceeded the carrying value of $140.68 per share, no impairment charge was recorded. Key assumptions and sensitivity analysis information are provided in note 10.

        If Alcon's year-end closing price had been the only measure used for the impairment test, the value of this investment would have been $6.6 billion, or approximately $3.8 billion below the year-end carrying value on the Novartis consolidated balance sheet.

Pharmaceuticals—Speedel

        On July 10, Novartis announced the all-cash purchase of an additional 51.7% stake in Speedel Holding AG (SIX: SPPN) through off-exchange transactions together with plans to buy all remaining shares in the Swiss biopharmaceuticals company in a mandatory public tender offer under the same conditions. Following these actions, and in addition to the previously held 9.5% stake, Novartis now holds more than 99.8% of Speedel's outstanding shares. This process, including the delisting of Speedel's shares on the SIX Swiss Exchange, is expected to be completed in early 2009. The acquisition price for the 90.3% interest not previously held is approximately CHF 939 million ($888 million) excluding $26 million of cash held by Speedel as of the July acquisition date of majority control. Speedel has been fully consolidated as a subsidiary since the July acquisition of a majority stake. Based on a final purchase price allocation, Speedel's identified net assets were $472 million and produced goodwill of $493 million. As a result of this purchase price allocation, the value of the initial 9.5% stake rose by $38 million, which was recorded in the consolidated statement of recognized income and expense. The consolidation of Speedel resulted in immaterial amounts being included in the Group's 2008 consolidated income and operating cash flow statements.

Pharmaceuticals—Protez

        On June 4, Novartis agreed to acquire Protez Pharmaceuticals, a privately held US biopharmaceuticals company, gaining access to PTZ601, a broad-spectrum antibiotic in Phase II development against potentially fatal drug-resistant bacterial infections. Novartis paid in total $102 million in cash to acquire 100% of Protez, whose owners are eligible for additional payments of up to $300 million, contingent upon the future success of PTZ601. Protez has been consolidated since the transaction completion date on July 17. Based on the purchase price allocation, identified net assets from Protez amounted to $72 million and produced goodwill of $30 million. The consolidation of Protez has resulted in immaterial amounts being included in the Group's 2008 consolidated income and operating cash flow statements.

Pharmaceuticals—Nektar pulmonary business

        On October 21, Novartis agreed to acquire Nektar Therapeutics Inc.'s pulmonary business unit for $115 million in cash. In this transaction, which was completed on December 31, 2008, Novartis acquired research, development and manufacturing assets of Nektar's pulmonary business unit, including tangible

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

assets as well as intellectual property, intangible assets and related expertise. The full purchase price has been allocated to the net assets acquired with no residual goodwill.

Other significant transactions in 2008

Corporate—Issuance of Swiss franc bonds

        On June 26, Novartis issued two Swiss franc bonds totaling CHF 1.5 billion (approximately $1.4 billion) in the Swiss capital market, with each listed on the SIX Swiss Exchange. One was a 3.5% four-year bond for a total of CHF 700 million issued by Novartis Securities Investment Ltd. and guaranteed by Novartis AG. The other was a 3.625% seven-year bond of CHF 800 million issued by Novartis AG.

Divestments/discontinued operations in 2007

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

        Gerber and Medical Nutrition are reported as discontinued operations in all periods in the Group's consolidated financial statements. These businesses in total had 2007 net sales of $1.7 billion and operating income of $311 million before their respective divestment.

Other significant transactions in 2007

Vaccines and Diagnostics—Intercell

        On September 28, Novartis entered into a strategic alliance with Intercell AG, an Austrian biotechnology company focused on vaccines development. In accordance with the agreement, Novartis paid $383 million (EUR 270 million) and recorded $207 million (EUR 146 million) of intangible assets, and also acquired an additional 4.8 million shares for $176 million (EUR 124 million) that increased the Novartis holding in Intercell to 15.9%. The equity investment is accounted for as an available-for-sale marketable security within the financial assets of the division.

Pharmaceuticals—Betaseron®

        On September 14, Novartis and Bayer Schering Pharma AG received regulatory approval to complete an agreement related to various rights for the multiple sclerosis treatment Betaseron® under an earlier agreement between Schering and Chiron Corporation transferred to Novartis in April 2006. Under the new agreement, Novartis received a one-time payment of $200 million, principally for manufacturing facilities transferred to Bayer Schering, as well as receiving rights to market a Novartis-branded version of

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

Betaseron® called Extavia starting in 2009 in the EU and later in the US following anticipated approval. As a result of the clarification of the intangible product rights, a reassessment was made of the related assets from the Chiron acquisition as of April 20, 2006. This resulted in an increase of $235 million in identified net assets in 2007 relating to the Chiron 2006 acquisition.

Divestments/discontinued operations in 2006

Consumer Health—Medical Nutrition Business Unit

        On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for $211 million to ABN AMRO Capital France, resulting in a pre-tax divestment gain of $129 million.

Acquisitions in 2006

Corporate—Chiron acquisition

        On April 20, Novartis completed the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for $48.00 per share. The amounts paid for the shares, related options of associates and transaction costs totaled approximately $5.7 billion. Novartis created a new division called Vaccines and Diagnostics consisting of two activities: human vaccines named Novartis Vaccines and a diagnostics activity named Chiron. Chiron's biopharmaceuticals activities were integrated into the Pharmaceuticals Division.

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

Pharmaceuticals

        As part of the Chiron transaction, Chiron's pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio were products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron's early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR).

        On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of $606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at December 31, 2008 amounted to $99 million.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

Vaccines and Diagnostics

        For the period following the Chiron acquisition up to December 31, the income statement and cash flows from the vaccines and diagnostics activities have been consolidated into the Division's results. Goodwill on this transaction at December 31, 2008, amounted to $1.1 billion.

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

3.     Divisional segmentation of key figures 2008, 2007 and 2006

Operating Divisions

        Novartis is divided operationally on a worldwide basis into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

        The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceutical medicines in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Immunology and Infectious Diseases; and Other. The Pharmaceuticals Division is organized into global business franchises responsible for development and marketing of various products, and a Business Unit responsible for the global development and marketing of oncology products. The Oncology Business Unit is not required to be separately disclosed as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory factors with the rest of the Pharmaceuticals Division.

        The Vaccines and Diagnostics Division consists of two activities: Vaccines and Chiron. Novartis Vaccines researches, develops, manufactures, distributes, and sells vaccines worldwide. Chiron researches, develops, manufactures, distributes, and sells blood testing and molecular diagnostics products.

        The Sandoz Division has activities in Retail Generics, Anti-Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures, distributes, and sells active ingredients and finished dosage forms of medicines that are no longer covered by patents. Retail Generics also supplies certain active ingredients to third parties. In Anti-Infectives, Sandoz develops and manufactures off-patent active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures, distributes, and sells certain biological medicines (including protein-based products no longer protected by patents and known as biosimilars or follow-on biologics) and provides biotech manufacturing to other companies on a contract basis.

        The Consumer Health Division consists of the following three Business Units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has research, development, manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers readily available over-the-counter medications. Animal

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Divisional segmentation of key figures 2008, 2007 and 2006 (Continued)

Health provides veterinary products for farm and companion animals and CIBA Vision markets contact lenses, lens care products, and ophthalmic products.

        The Gerber and Medical Nutrition Business Units previously included in the Consumer Health Division, have been classified as discontinued operations for all periods in these consolidated financial statements as a consequence of their divestment during 2007. The activities of the Gerber Business Unit covered foods and other products and services designed to serve the particular needs of infants and babies and the activities of the Medical Nutrition Business Unit covered health and medical nutrition products.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Divisional segmentation of key figures 2008, 2007 and 2006 (Continued)

	Pharmaceuticals			Vaccines and Diagnostics			Sandoz			Consumer Health continuing operations			Corporate (including eliminations)			Total continuing operations			Discontinued operations			Total Group
in $ millions	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Net sales to third parties	26,331	24,025	22,576	1,759	1,452	956	7,557	7,169	5,959	5,812	5,426	4,902				41,459	38,072	34,393		1,728	2,627	41,459	39,800	37,020
Sales to other Divisions	198	181	162	20	24	9	270	242	148	53	37	39	(541)	(484)	(358)

Net sales of Divisions	26,529	24,206	22,738	1,779	1,476	965	7,827	7,411	6,107	5,865	5,463	4,941	(541)	(484)	(358)	41,459	38,072	34,393		1,728	2,627	41,459	39,800	37,020
Other revenues	620	426	424	414	392	231	25	21	24	66	36	33				1,125	875	712		7	9	1,125	882	721
Cost of goods sold	(4,481)	(4,480)	(3,826)	(1,270)	(1,077)	(795)	(4,119)	(4,068)	(3,420)	(2,071)	(1,894)	(1,754)	502	487	384	(11,439)	(11,032)	(9,411)		(903)	(1,404)	(11,439)	(11,935)	(10,815)
Of which amortization and impairments of product and marketing rights and trademarks	(353)	(683)	(225)	(286)	(280)	(172)	(283)	(288)	(288)	(76)	(78)	(78)				(998)	(1,329)	(763)			(12)	(998)	(1,329)	(775)

Gross profit	22,668	20,152	19,336	923	791	401	3,733	3,364	2,711	3,860	3,605	3,220	(39)	3	26	31,145	27,915	25,694		832	1,232	31,145	28,747	26,926
Marketing & sales	(8,109)	(7,687)	(7,069)	(247)	(227)	(124)	(1,413)	(1,236)	(1,061)	(2,083)	(1,976)	(1,838)				(11,852)	(11,126)	(10,092)		(399)	(664)	(11,852)	(11,525)	(10,756)
Research & development	(5,716)	(5,088)	(4,265)	(360)	(295)	(148)	(667)	(563)	(477)	(313)	(301)	(260)	(161)	(183)	(171)	(7,217)	(6,430)	(5,321)		(26)	(43)	(7,217)	(6,456)	(5,364)
General & administration	(843)	(798)	(703)	(177)	(160)	(92)	(408)	(351)	(311)	(383)	(375)	(360)	(434)	(449)	(416)	(2,245)	(2,133)	(1,882)		(77)	(125)	(2,245)	(2,210)	(2,007)
Other income & expense, net	(421)	(493)	(596)	(61)	(37)	(63)	(161)	(175)	(126)	(33)	(141)	(1)	(191)	(599)	29	(867)	(1,445)	(757)	70	5,822	132	(797)	4,377	(625)
Of which amortization and impairments of capitalized intangible assets included in function costs	(381)	(174)	(119)	(33)	(15)		(24)	(37)	(38)	(1)	(15)	(8)	(2)	(3)	(8)	(441)	(244)	(173)		(6)	(33)	(441)	(250)	(206)

Operating income	7,579	6,086	6,703	78	72	(26)	1,084	1,039	736	1,048	812	761	(825)	(1,228)	(532)	8,964	6,781	7,642	70	6,152	532	9,034	12,933	8,174

Income from associated companies			(44)				4	3	7				437	409	301	441	412	264				441	412	264
Financial income																384	531	354				384	531	354
Interest expense																(290)	(237)	(266)				(290)	(237)	(266)

Income before taxes																9,499	7,487	7,994	70	6,152	532	9,569	13,639	8,526
Taxes																(1,336)	(947)	(1,169)		(724)	(155)	(1,336)	(1,671)	(1,324)

Group net income																8,163	6,540	6,825	70	5,428	377	8,233	11,968	7,202

Attributable to:
Shareholders of Novartis AG																8,125	6,518	6,798	70	5,428	377	8,195	11,946	7,175
Minority interests																38	22	27				38	22	27
Included in operating income are:
Depreciation of property, plant & equipment	(623)	(629)	(551)	(87)	(81)	(48)	(278)	(269)	(233)	(103)	(117)	(112)	(114)	(34)	(33)	(1,205)	(1,130)	(977)		(10)	(51)	(1,205)	(1,140)	(1,028)
Amortization of intangible assets	(414)	(411)	(268)	(318)	(295)	(172)	(284)	(293)	(279)	(77)	(89)	(83)	(2)	(3)	(8)	(1,095)	(1,091)	(810)		(6)	(45)	(1,095)	(1,097)	(855)
Impairment charges on property, plant & equipment	(23)	(116)	(3)			(7)	(2)	(31)			(8)		(1)			(26)	(155)	(10)		(1)	(1)	(26)	(156)	(11)
Impairment charges on intangible assets	(320)	(446)	(76)	(1)			(23)	(32)	(47)		(4)	(3)				(344)	(482)	(126)				(344)	(482)	(126)
Impairment charges on financial assets	(53)	(41)	(34)					(27)					(37)	(10)	(5)	(90)	(78)	(39)				(90)	(78)	(39)
Additions to restructuring provisions	(102)	(216)	(85)		(34)	(54)	(29)	(11)	(30)		(89)			(40)		(131)	(390)	(169)		(64)		(131)	(454)	(169)
Divestment gains or losses from disposal of subsidiaries									(7)									(7)		5,841	129		5,841	122
Equity-based compensation of Novartis equity plans	(546)	(492)	(450)	(22)	(8)	(1)	(29)	(30)	(25)	(50)	(41)	(40)	(99)	(118)	(124)	(746)	(689)	(640)		(22)	(13)	(746)	(711)	(653)
Total assets	22,741	21,511	20,418	5,795	5,826	5,609	15,914	16,665	15,009	4,491	4,529	6,480	29,358	26,921	19,756	78,299	75,452	67,272			736	78,299	75,452	68,008
Total liabilities	(7,929)	(7,527)	(6,778)	(811)	(1,025)	(1,073)	(1,966)	(2,001)	(1,545)	(1,312)	(1,375)	(2,358)	(15,844)	(14,128)	(14,753)	(27,862)	(26,056)	(26,507)			(207)	(27,862)	(26,056)	(26,714)

Total equity	14,812	13,984	13,640	4,984	4,801	4,536	13,948	14,664	13,464	3,179	3,154	4,122	13,514	12,793	5,003	50,437	49,396	40,765			529	50,437	49,396	41,294
Net debt/(net liquidity)													1,247	(7,407)	(656)	1,247	(7,407)	(656)			3	1,247	(7,407)	(653)

Net operating assets	14,812	13,984	13,640	4,984	4,801	4,536	13,948	14,664	13,464	3,179	3,154	4,122	14,761	5,386	4,347	51,684	41,989	40,109			532	51,684	41,989	40,641

Included in total assets are:
Total property, plant & equipment	7,546	7,356	6,439	1,105	838	605	2,927	3,059	2,430	850	834	1,006	672	546	465	13,100	12,633	10,945			69	13,100	12,633	11,014
Additions to property, plant & equipment(1)	1,115	1,436	1,135	435	287	113	422	627	264	160	209	197	77	98	106	2,209	2,657	1,815		32	36	2,209	2,689	1,851
Total goodwill and intangible assets	6,417	5,884	6,071	3,460	3,680	3,632	9,372	10,048	9,542	1,561	1,632	1,971	9	5	14	20,819	21,249	21,230			370	20,819	21,249	21,600
Additions to goodwill and intangible assets(1)	98	352	351	42	211	13	21	41	38	22	12	109	5	5		188	621	511		83	69	188	704	580
Total investment in associated companies	1	2	2	2	2	1	16	18	15				17,693	6,923	6,093	17,712	6,945	6,111				17,712	6,945	6,111

(1)
Excluding impact of business combinations

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Supplementary segmentation of key figures 2008, 2007 and 2006

Geographical segmentation(1)

2008	Europe	The Americas	Asia/Africa/ Australasia	Total
	$ millions	$ millions	$ millions	$ millions
Group net sales(2)	18,034	16,286	7,139	41,459
Group operating income(3)	6,650	2,147	237	9,034
Depreciation of property, plant & equipment included in operating income	826	304	75	1,205
Group assets	54,255	20,073	3,971	78,299
Additions to property, plant & equipment	1,396	576	237	2,209
Additions to goodwill and intangible assets	98	90		188
Personnel costs	5,691	4,004	939	10,634

2007	Europe	The Americas	Asia/Africa/ Australasia	Total
	$ millions	$ millions	$ millions	$ millions
Group net sales(2)	16,108	17,558	6,134	39,800
Group operating income(3)	7,115	5,540	278	12,933
Depreciation of property, plant & equipment included in operating income	738	329	73	1,140
Group assets	51,988	19,929	3,535	75,452
Additions to property, plant & equipment	1,868	534	287	2,689
Additions to goodwill and intangible assets	354	349	1	704
Personnel costs	5,160	4,208	795	10,163

2006	Europe	The Americas	Asia/Africa/ Australasia	Total
	$ millions	$ millions	$ millions	$ millions
Group net sales(2)	13,591	17,929	5,500	37,020
Group operating income(3)	5,188	2,784	202	8,174
Depreciation of property, plant & equipment included in operating income	634	336	58	1,028
Group assets	45,378	19,194	3,436	68,008
Additions to property, plant & equipment	1,097	486	268	1,851
Additions to goodwill and intangible assets	75	499	6	580
Personnel costs	4,405	4,030	703	9,138

(1)
Total Group including discontinued operations.

(2)
Net sales from operations by location of third party customer.

(3)
Operating income from operations as recorded in the legal entities in the respective region. In 2007 and 2006 including divestment gains.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Supplementary segmentation of key figures 2008, 2007 and 2006 (Continued)

        The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2008, 2007 and 2006:

	Net sales(1)(2)						Additions to property, plant & equipment(1)						Additions to intangible assets(1)						Total assets(1)
Country	2008	%	2007	%	2006	%	2008	%	2007	%	2006	%	2008	%	2007	%	2006	%	2008	%	2007	%	2006	%
	$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions		$ millions
Switzerland	531	1	448	1	412	1	611	28	717	27	528	29	42	22	315	45	63	11	34,794	44	25,369	34	18,368	27
USA	12,861	31	14,238	36	14,998	41	468	21	402	15	409	22	85	45	118	17	235	41	18,615	24	17,695	23	16,327	24
Germany	4,114	10	3,840	10	3,187	9	181	8	235	9	129	7	5	3	20	3	3	1	5,956	8	6,226	8	5,189	8
Japan	2,987	7	2,559	6	2,464	7	16	1	16	1	13	1					5	1	2,097	3	1,689	2	1,933	3
France	2,284	6	2,080	5	1,763	5	52	2	42	2	25	1							1,014	1	1,108	1	975	1
United Kingdom	1,207	3	1,144	3	1,037	3	118	5	327	12	160	9							2,100	3	3,248	4	3,218	5
Austria	394	1	356	1	308	1	124	6	151	6	66	4	2	1	1		2		1,792	2	1,791	2	1,508	2
Slovenia	97		89		94		107	5	104	3	42	2					1		1,908	2	1,705	2	1,424	2
China	456	1	329	1	254	1	103	5	105	3	63	3							522	1	366		228
Other	16,528	40	14,717	37	12,503	32	429	19	590	22	416	22	54	29	250	35	271	46	9,501	12	16,255	24	18,838	28

Total Group	41,459	100	39,800	100	37,020	100	2,209	100	2,689	100	1,851	100	188	100	704	100	580	100	78,299	100	75,452	100	68,008	100

Discontinued operations			(1,728)		(2,627)				(32)		(36)				(83)		(69)						(736)

Total continuing operations	41,459		38,072		34,393		2,209		2,657		1,815		188		621		511		78,299		75,452		67,272

(1)
Total Group including discontinued operations.

(2)
Net sales from operations by location of third party customer.

        The Group's three largest customers account for approximately 8%, 7% and 6% (2007: 9%, 8% and 6%; 2006: 10%, 9% and 7%), respectively, of net sales from continuing operations. No other customer accounts for 2% (2007: 4%; 2006: 5%) or more of net sales from continuing operations. The highest amounts of trade receivables outstanding were for these three customers and they amounted to 9%, 5% and 6% (2007: 9%, 6% and 6%), respectively, of the Group's trade receivables at December 31, 2008.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Supplementary segmentation of key figures 2008, 2007 and 2006 (Continued)

Pharmaceuticals Division therapeutic area net sales

Therapeutic areas	2008	2007	Change (2007 to 2008)	2006	Change (2006 to 2007)
	$ millions	$ millions	$ (%)	$ millions	$ (%)
Cardiovascular and Metabolism
Diovan	5,740	5,012	15	4,223	19
Exforge	406	103	294	10	930
Lotrel	386	748	(48)	1,352	(45)
Tekturna/Rasilez	144	40	260		NM
Galvus	43	8	NM	1	700

Total strategic franchise products	6,719	5,911	14	5,586	6
Mature products (including Lescol)	1,464	1,494	(2)	1,534	(3)

Total Cardiovascular and Metabolism products	8,183	7,405	11	7,120	4

Oncology
Gleevec/Glivec	3,670	3,050	20	2,554	19
Zometa	1,382	1,297	7	1,283	1
Femara	1,129	937	20	719	30
Sandostatin	1,123	1,027	9	915	12
Exjade	531	357	49	143	150
Other	376	283	33	295	(4)

Total Oncology	8,211	6,951	18	5,909	18

Neuroscience and Ophtalmics
Lucentis	886	393	125	19	NM
Exelon/Exelon Patch	815	632	29	525	20
Comtan/Stalevo	502	420	20	339	24
Tegretol	451	413	9	391	6
Ritalin/Focalin	440	375	17	330	14
Trileptal	332	692	(52)	721	(4)
Other	775	987	(21)	1,058	(7)

Total strategic franchise products	4,201	3,912	7	3,383	16
Mature products	404	435	(7)	444	(2)

Total Neuroscience and Ophtalmics products	4,605	4,347	6	3,827	14

Respiratory
Foradil	387	362	7	331	9
Tobi	295	273	8	177	54
Xolair	211	140	51	102	37
Other	104	87	20	69	26

Total strategic franchise products	997	862	16	679	27
Mature products	87	97	(10)	103	(6)

Total Respiratory products	1,084	959	13	782	23

Immunology and Infectious Diseases
Neoral/Sandimmun	956	944	1	918	3
Myfortic	290	193	50	122	58
Aclasta/Reclast	254	41	NM	3	1,267
Elidel	152	176	(14)	179	(2)
Other	354	257	38	206	25

Total strategic franchise products	2,006	1,611	25	1,428	13
Mature products (including Voltaren)	948	1,382	(31)	1,836	(25)

Total Immunology and Infectious Diseases products	2,954	2,993	(1)	3,264	(8)

Other additional mature products
Voltaren (excluding OTC)	814	747	9	690	8
Enablex/Emselex	201	179	12	114	57
Prexige	23	91	(75)	47	94
Zelnorm/Zelmac	10	88	(89)	561	(84)
Other	246	265	(7)	262	1

Total other additional mature products	1,294	1,370	(6)	1,674	(18)

Total strategic franchise products	22,134	19,247	15	16,985	13
Total mature products	4,197	4,778	(12)	5,591	(15)

Total Division net sales(1)	26,331	24,025	10	22,576	6

NM—Not meaningful

(1)
Net sales in 2008 include a one-time contribution of $104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Financial income and interest expense

	2008	2007	2006
	$ millions	$ millions	$ millions
Interest income	306	423	367
Dividend income	9	10	8
Net capital gains on available-for-sale securities	102	374	282
Impairment of available-for-sale securities	(169)	(86)	(25)
Income on options and forward contracts	28		48
Expenses on options and forward contracts		(292)	(316)
Other financial income	11	2	1
Other financial expense	(59)	(58)	(49)
Currency result, net	156	158	38

Total financial income	384	531	354

Interest expense	(249)	(237)	(266)
Expense due to discounting long-term liabilities(1)	(41)

Total interest expense	(290)	(237)	(266)

(1)
Except for long-term liabilities related to pension and post employment benefits.

6.     Taxes

Income before taxes

	2008	2007	2006
	$ millions	$ millions	$ millions
Switzerland	6,189	3,806	4,087
Foreign	3,310	3,681	3,907

Total income before taxes for continuing operations	9,499	7,487	7,994

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     Taxes (Continued)

Current and deferred income tax expense

	2008	2007	2006
	$ millions	$ millions	$ millions
Switzerland	(435)	(357)	(328)
Foreign	(1,313)	(1,360)	(1,203)

Total current income tax expense	(1,748)	(1,717)	(1,531)

Switzerland	92	194	(69)
Foreign	320	576	431

Total deferred tax income	412	770	362

Total income tax expense for continuing operations	(1,336)	(947)	(1,169)

Analysis of tax rate

        The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the pre-tax income of each subsidiary) and the effective tax rate are:

	2008	2007	2006
	%	%	%
Expected tax rate for continuing operations	14.7	13.9	15.0
Effect of disallowed expenditures	2.4	2.9	2.1
Effect of utilization of tax losses brought forward from prior periods	(0.2)	(0.3)	(0.5)
Effect of income taxed at reduced rates	(0.1)	(0.4)	(0.2)
Effect of tax credits and allowances	(1.8)	(0.4)	(1.1)
Effect of tax rate change on opening balance	(1.9)	(2.0)	0.2
Prior year and other items	1.0	(1.1)	(0.9)

Effective tax rate for continuing operations	14.1	12.6	14.6

        The change in the expected tax rate is due to different mix in profitability of the Group's subsidiaries in the respective countries.

        The utilization of tax-loss carryforwards lowered the tax charge by $23 million, $25 million and $48 million in 2008, 2007 and 2006, respectively.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Earnings per share

        Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Group and held as treasury shares.

	2008	2007	2006
Basic earnings per share
Weighted average number of shares outstanding	2,265,536,699	2,317,466,535	2,345,232,126
Net income attributable to shareholders of Novartis AG ($ millions)
—Continuing operations	8,125	6,518	6,798
—Discontinued operations	70	5,428	377

—Total	8,195	11,946	7,175

Basic earnings per share ($)
Continuing operations	3.59	2.81	2.90
Discontinued operations	0.03	2.34	0.16

—Total	3.62	5.15	3.06

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares and the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued.

	2008	2007	2006
Diluted earnings per share
Weighted average number of shares outstanding	2,265,536,699	2,317,466,535	2,345,232,126
Adjustment for dilutive shares and options	18,706,935	11,421,638	15,224,345

Weighted average number of shares for diluted earnings per share	2,284,243,634	2,328,888,173	2,360,456,471

Net income attributable to shareholders of Novartis AG ($ millions)
—Continuing operations	8,125	6,518	6,798
—Discontinued operations	70	5,428	377

—Total	8,195	11,946	7,175

Diluted earnings per share ($)
—Continuing operations	3.56	2.80	2.88
—Discontinued operations	0.03	2.33	0.16

—Total	3.59	5.13	3.04

        Options equivalent to 66.5 million shares (2007: 27.0 million; 2006: 4.4 million) were excluded from the calculation of diluted earnings per share since they were not considered to be dilutive.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Property, plant & equipment movements

2008	Land	Buildings	Plant and other equipment under construction	Other property, plant & equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	630	7,987	2,517	11,666	22,800
Impact of business combinations				44	44
Reclassifications(1)	23	531	(1,527)	973
Additions	22	142	1,618	427	2,209
Disposals	(6)	(37)	(38)	(400)	(481)
Currency translation effects	(11)	(63)	(130)	(395)	(599)

December 31	658	8,560	2,440	12,315	23,973

Accumulated depreciation
January 1	(12)	(3,365)	(22)	(6,768)	(10,167)
Reclassifications(1)	(1)	(31)		32
Depreciation charge	(2)	(289)		(914)	(1,205)
Depreciation on disposals		25	22	373	420
Impairment charge	(2)	(10)	(1)	(13)	(26)
Currency translation effects	(1)	(57)		163	105

December 31	(18)	(3,727)	(1)	(7,127)	(10,873)

Net book value at December 31	640	4,833	2,439	5,188	13,100

Insured value at December 31					28,595

Net book value of property, plant & equipment under finance lease contracts					3

Commitments for purchases of property, plant & equipment					674

(1)
Reclassifications between various asset categories due to completion of plant & equipment under construction.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Property, plant & equipment movements (Continued)

2007	Land	Buildings	Plant and other equipment under construction	Other property, plant & equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	570	7,154	1,545	10,434	19,703
Cost of assets related to discontinued operations	(9)	(98)	(15)	(408)	(530)
Impact of business combinations		(37)	(7)	(12)	(56)
Reclassifications(1)	16	461	(1,053)	665	89
Additions	18	180	1,904	555	2,657
Disposals	(3)	(133)	(27)	(330)	(493)
Currency translation effects	38	460	170	762	1,430

December 31	630	7,987	2,517	11,666	22,800

Accumulated depreciation
January 1	(7)	(2,917)		(5,834)	(8,758)
Accumulated depreciation of assets related to discontinued operations		37		211	248
Impact of business combinations		31	1	6	38
Reclassifications(1)	2	(31)		(71)	(100)
Depreciation charge	(2)	(278)		(850)	(1,130)
Depreciation on disposals		91		265	356
Impairment charge	(4)	(87)	(23)	(41)	(155)
Currency translation effects	(1)	(211)		(454)	(666)

December 31	(12)	(3,365)	(22)	(6,768)	(10,167)

Net book value at December 31	618	4,622	2,495	4,898	12,633

Insured value at December 31					24,194

Net book value of property, plant & equipment under finance lease contracts					9

Commitments for purchases of property, plant & equipment					690

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction and due to the final completion of the Chiron acquisition accounting.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Goodwill and intangible asset movements

2008	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total of intangible assets other than goodwill
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	11,854	2,836	797	10,065	855	14,553
Impact of business combinations	523	250		486	47	783
Reclassifications(1)		(50)		49	1
Additions		108	3	44	33	188
Disposals	(5)	(2)		(11)	(10)	(23)
Currency translation effects	(396)	(114)	(46)	(34)	16	(178)

December 31	11,976	3,028	754	10,599	942	15,323

Accumulated amortization
January 1	(744)	(212)	(154)	(3,613)	(435)	(4,414)
Amortization charge			(62)	(909)	(124)	(1,095)
Amortization on disposals	5			11	9	20
Impairment charge		(310)		(30)	(4)	(344)
Currency translation effects	48	45	15	(20)	4	44

December 31	(691)	(477)	(201)	(4,561)	(550)	(5,789)

Net book value—December 31	11,285	2,551	553	6,038	392	9,534

2007
Cost
January 1	11,404	2,471	660	9,999	1,046	14,176
Cost of assets related to discontinued operations	(79)			(25)	(496)	(521)
Impact of business combinations	3			38		38
Reclassifications(1)	(81)	54		127	27	208
Additions	9	209	52	81	270	612
Disposals				(708)	(37)	(745)
Currency translation effects	598	102	85	553	45	785

December 31	11,854	2,836	797	10,065	855	14,553

Accumulated amortization
January 1	(745)	(105)	(86)	(2,901)	(513)	(3,605)
Accumulated amortization of assets related to discontinued operations	50			25	210	235
Reclassifications(1)				34	(1)	33
Amortization charge			(54)	(919)	(118)	(1,091)
Amortization on disposals				704	34	738
Impairment charge	(3)	(94)		(360)	(25)	(479)
Currency translation effects	(46)	(13)	(14)	(196)	(22)	(245)

December 31	(744)	(212)	(154)	(3,613)	(435)	(4,414)

Net book value—December 31	11,110	2,624	643	6,452	420	10,139

(1)
Reclassifications between various assets categories as a result of recording final acquisition balance sheets in 2007 and product launches of acquired In-Process Research & Development in both periods.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Goodwill and intangible asset movements (Continued)

Divisional segmentation of goodwill and intangible assets for continuing operations

        The net book values at December 31, 2008 of goodwill and intangible assets are allocated to the Group's Divisions as summarized below:

	Goodwill	Acquired research & development	Core development technologies	Trademarks, product & marketing rights	Other intangible assets	Total of intangible assets other than goodwill
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Pharmaceuticals	2,739	1,666	6	1,841	165	3,678
Vaccines and Diagnostics	1,111	525	205	1,442	177	2,349
Sandoz	6,852	186	342	1,952	40	2,520
Consumer Health	583	174		803	1	978
Corporate					9	9

Total	11,285	2,551	553	6,038	392	9,534

Potential impairment charge, if any, if discounted cash flows fell by 5%				28		28
Potential impairment charge, if any, if discounted cash flows fell by 10%				63		63

        Goodwill and acquired In-Process R&D are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment unless an impairment indicator exists, and not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. An impairment is recognized when the balance sheet carrying amount is higher than the greater of "fair value less costs to sell" and "value in use."

        Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. Under this method, the "fair value less costs to sell" of the related cash-generating unit is calculated and only if it is lower than the balance sheet carrying amount is the value in use determined. Novartis uses the Discounted Cash Flow (DCF) method to determine the "fair value less costs to sell" of a related cash-generating unit, which starts with a forecast of all expected future net cash flows. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next five years are utilized based on a range of management forecasts, with a terminal value using sales projections in line or lower than inflation thereafter. Three probability-weighted scenarios are typically used. These cash flows, which reflect the risks and uncertainties associated with the asset, are discounted at an appropriate rate to net present value. The net

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Goodwill and intangible asset movements (Continued)

present values involve highly sensitive estimates and assumptions specific to the nature of the Group's activities with regard to:

  •
  The amount and timing of projected future cash flows;

  •
  The discount and tax rate selected;

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

        Factors that could result in shortened useful lives or impairment include lower than anticipated sales for acquired products or lower than anticipated sales associated with patents and trademarks; or lower than anticipated future sales resulting from acquired R&D. Changes in the discount rates used for these calculations also could lead to impairments. Additionally, impairments of IPR&D and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

        The discount rates used are based on the Group's weighted average cost of capital which is considered to be a good proxy for the capital cost of a market participant, which is adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

        Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of a cash-generating unit and related goodwill is based on the higher of fair value less costs to sell or, if higher the value in use. The following assumptions are used in the calculations:

	Pharmaceuticals %	Vaccines and Diagnostics %	Sandoz %	Consumer Health %
Sales growth rate assumptions after forecast period	2.0	2.0	0.0 to 7.0	(2.0) to 4.0
Discount rate	7.0	7.0	6.8 to 12.0	4.0 to 8.0

        In 2008, Novartis recorded impairment charges totaling $344 million. These relate to an impairment charge of $223 million for Aurograb and $97 million for various other impairments of upfront and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Goodwill and intangible asset movements (Continued)

milestone payments and product rights in the Pharmaceuticals Division. Additionally, Novartis recorded various impairment charges of $24 million for product rights in the Sandoz and Vaccines and Diagnostics Divisions.

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

10.   Associated companies

        Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value		Net income statement effect
	2008	2007	2008	2007	2006
	$ millions	$ millions	$ millions	$ millions	$ millions
Roche Holding AG, Switzerland	7,167	6,817	439	391	290
Alcon Inc., Switzerland	10,418		(11)
Chiron Corporation, USA					(44)
Others	127	128	13	21	18

Total	17,712	6,945	441	412	264

        The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

        Since up-to-date financial data are not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to predict the Group's share of net income in Roche Holding and Alcon. Any differences between these estimates and actual results will be adjusted in the Group's 2009 consolidated financial statements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Associated companies (Continued)

        The following table shows summarized financial information of the major associated companies for the year ended December 31, 2007 since 2008 data is not yet available:

	Assets	Liabilities	Revenue	Net income
	billions	billions	billions	billions
Roche (CHF)	78.4	24.9	48.4	11.4
Alcon (USD)	7.0	3.6	5.6	1.6

Roche Holding AG

        The Group's holding in Roche voting shares was 33.3% at December 31, 2008 and 2007. This investment represents approximately 6.3% of Roche's total outstanding voting and non-voting equity instruments. The purchase price allocation used publicly available information at the time of acquisition.

        The December 31, 2008 balance sheet value allocation is as follows:

$ millions
Novartis share of Roche's reported net assets	2,473
Novartis share of net book value of additionally appraised intangible assets	2,203
Net book value of Novartis implicit goodwill	2,700

Total residual value of purchase price	7,376
Accumulated equity accounting adjustments and translation effects	(209)

December 31, 2008 balance sheet value	7,167

        The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 20 years.

        The income statement effects from applying Novartis accounting principles for this investment in 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	$ millions	$ millions	$ millions
Depreciation and amortization of fair value adjustments relating to intangible assets net of taxes of $40 million (2007: $36 million; 2006: $34 million)	(132)	(118)	(114)
Prior-year adjustment	11	13	13
Novartis share of Roche's estimated current-year consolidated net income	560	496	391

Net income effect	439	391	290

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Associated companies (Continued)

        The market value of the Novartis interest in Roche at December 31, 2008, was $8.5 billion (2007: $10.0 billion) (Reuters symbol: RO.S).

Alcon Inc.

        The Group's holding in Alcon voting shares was acquired on July 7, 2008, and amounted to 24.8% at December 31, 2008. In order to apply the equity method of accounting, Novartis estimated the fair values of Alcon's identified assets and liabilities at the time of the acquisition and, as a result, the implicit goodwill. The purchase price allocation used findings arising from due diligence performed by Novartis prior to the acquisition and from publicly available information.

        The December 31, 2008 balance sheet value allocation is as follows:

$ millions
Novartis share of Alcon's reported net assets	1,090
Novartis share of net book value of additionally appraised tangible and intangible assets	4,987
Net book value of implicit Novartis goodwill	4,237

Total residual value of purchase price	10,314
Accumulated equity accounting adjustments	104

December 31, 2008 balance sheet value	10,418

        The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 10 years.

        Alcon provides its consolidated financial statements under US GAAP (US Generally Accepted Accounting Principles) and reports its results in US dollars.

        The impact on the Group's income statement from applying this approach for the period from the acquisition date to December 31, 2008, (and taking into account any necessary adjustments for material accounting differences between US GAAP and IFRS), is the following:

2008
$ millions
Depreciation and amortization of fair value adjustments relating to property, plant & equipment, inventory and intangible assets net of taxes of $57 million	(266)
Novartis share of Alcon's estimated current-year consolidated net income	255

Net income effect	(11)

        The market value of the Group's interest in Alcon (NYSE: ACL) at December 31, 2008, was $6.6 billion, which was approximately $3.8 billion below the carrying value on the Novartis balance sheet.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Associated companies (Continued)

        The recent decline in Alcon's share price, even if it turns out not to be prolonged, has been regarded as significant and, as a result, provides objective evidence that a potential impairment may have occurred as per IAS 39 Financial Instruments: Recognition and Measurement.

        In such a situation, Novartis is required to perform an impairment test applying the guidance in IAS 36 Impairment of Assets. Accordingly, Novartis determined the recoverable amount, which is the higher of "fair value less costs to sell" and "value in use."

        "Value in use" is defined as the present value of future cash flows expected to be derived from an asset or cash-generating unit. A valuation of discounted future cash flows and future dividend streams was performed to determine the "value in use" for the Alcon investment. The main assumptions for both the Discounted Cash Flow (DCF) and Discounted Dividend Method (DDM) models are shown below:

	Discounted Cash Flow Method	Discounted Dividend Method
Sales growth rate after terminal period	2.0 to 4.0%	2.0 to 4.0%
Discount rate	7.5 to 8.0%	7.5 to 8.0%
Dividend and other cash payouts to shareholders (as % of EPS)	n.a.	40 to 70%

n.a.
not applicable

        The calculation of "value in use" applying the above-mentioned methods and assumptions resulted in a per-share value for the Alcon investment in the range of $120–$170. Novartis management have judged the mid-point of this range, $145 per share, as the most appropriate quantification of "value in use." This figure is above the current carrying value of the Group's investment in Alcon of $140.68 per share, so management has concluded that the "value in use" substantiates the carrying amount on the consolidated balance sheet.

        The following table provides sensitivity analysis to the mid-point valuation:

Assumption	Sensitivity	Effect on value in use ($ per share)
Discount rate	+1.0% -1.0%	-20 to -30 +30 to +50
Terminal growth rate	+1.0% -1.0%	+25 to +30 -15 to -20
Dividend payout	+20.0% -20.0%	+10 to +25 -10 to -25

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Deferred tax assets and liabilities

	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carry forwards	Other provisions and accruals	Valuation allowance	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Deferred tax assets at January 1, 2007	64	286	1,059	1,123	206	1,192	(27)	3,903
Deferred tax liabilities at January 1, 2007	(809)	(2,674)	(865)	(253)		(689)		(5,290)

Net deferred tax balance at January 1, 2007	(745)	(2,388)	194	870	206	503	(27)	(1,387)

At January 1, 2007	(745)	(2,388)	194	870	206	503	(27)	(1,387)
Deferred tax related to discontinued operations	3	70	(1)	5		71	2	150
(Charged)/credited to income	(11)	568	57	133	(21)	36	8	770
Charged to equity			(184)			(28)		(212)
Other movements	(10)	(129)	(142)	21	19	21		(220)

Net deferred tax balance at December 31, 2007	(763)	(1,879)	(76)	1,029	204	603	(17)	(899)

Deferred tax assets at December 31, 2007	75	208	512	1,243	204	1,342	(17)	3,567
Deferred tax liabilities at December 31, 2007	(838)	(2,087)	(588)	(214)		(739)		(4,466)

Net deferred tax balance at December 31, 2007	(763)	(1,879)	(76)	1,029	204	603	(17)	(899)

At January 1, 2008	(763)	(1,879)	(76)	1,029	204	603	(17)	(899)
(Charged)/credited to income	1	312	24	24	(46)	103	(6)	412
Credited to equity			712			126		838
Impact of business combinations		(180)			58			(122)
Other movements	33	59	102	(1)	(5)	(141)	3	50

Net deferred tax balance at December 31, 2008	(729)	(1,688)	762	1,052	211	691	(20)	279

Deferred tax assets at December 31, 2008	121	410	866	1,358	211	1,477	(20)	4,423
Deferred tax liabilities at December 31, 2008	(850)	(2,098)	(104)	(306)		(786)		(4,144)

Net deferred tax balance at December 31, 2008	(729)	(1,688)	(762)	1,052	211	691	(20)	279

        A reversal of the valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group's effective tax rate.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Deferred tax assets and liabilities (Continued)

        Deferred tax assets of $1.9 billion (2007: $1.2 billion) and deferred tax liabilities of $3.2 billion (2007: $3.8 billion) are expected to have an impact on current taxes payable after more than 12 months.

        At December 31, 2008, unremitted earnings of $44 billion (2007: $44 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2008	2007
	$ millions	$ millions
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—Investments in subsidiaries	2,940	1,488
—Goodwill from acquisitions	(6,498)	(6,203)

        The gross value of unused tax-loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	not capitalized	capitalized	2008
	$ millions	$ millions	$ millions
One year	14	12	26
Two years	27	17	44
Three years	297	3	300
Four years	69	87	156
Five years	191	21	212
More than five years	627	591	1,218

Total	1,225	731	1,956

	not capitalized	capitalized	2007
	$ millions	$ millions	$ millions
One year	12	13	25
Two years	13	8	21
Three years	63	119	182
Four years	341	159	500
Five years	160	18	178
More than five years	578	411	989

Total	1,167	728	1,895

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Deferred tax assets and liabilities (Continued)

        Tax-loss carryforwards are capitalized if it is probable that future taxable profits will be available to utilize the losses. In 2008 $6 million of unused tax-loss carryforwards expired (2007: $58 million; 2006: $12 million).

12.   Financial and other non-current assets

	2008	2007
	$ millions	$ millions
Financial investments and long-term loans	1,182	1,319
Prepaid post-employment benefit plans	182	2,309

Total financial and other non-current assets	1,364	3,628

        Financial investments at December 31, 2008, totaling $766 million (2007: $846 million) are valued at market value, while long-term loans and other investments of $416 million (2007: $473 million) are valued at amortized cost or at cost, whose fair values approximate the carrying amount.

        During 2008, a total of $84 million (2007: $65 million; 2006: $21 million) of unrealized losses on available-for-sale investments and $6 million (2007: $13 million; 2006: $18 million) on other investments were recognized as impairments. These amounts were charged in the income statement under "Other income & expense, net."

13.   Inventories

	2008	2007
	$ millions	$ millions
Raw material, consumables	979	940
Finished products	4,813	4,515

Total inventories	5,792	5,455

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Inventories (Continued)

        The following summarizes movements in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2008	2007	2006
	$ millions	$ millions	$ millions
January 1	(680)	(491)	(295)
Provisions on inventory related to discontinued operations		17	7
Inventory write-downs charged to income statement	(738)	(940)	(659)
Utilization of inventory provisions	301	381	300
Reversal of inventory provisions	444	404	183
Currency translation effects	36	(51)	(27)

December 31	(637)	(680)	(491)

14.   Trade receivables

	2008	2007
	$ millions	$ millions
Total gross trade receivables	7,208	6,817
Provision for doubtful trade receivables	(182)	(169)

Total trade receivables, net	7,026	6,648

        Provisions for chargebacks and discounts are adjusted based upon actual experience. These adjustments to historic estimates have not been material.

        The following table summarizes the movement in the provision for doubtful trade receivables:

	2008	2007	2006
	$ millions	$ millions	$ millions
January 1	(169)	(198)	(203)
Provisions on trade receivables related to discontinued operations		9	7
Provision for doubtful trade receivables charged to income statement	(158)	(102)	(158)
Utilization or reversal of provision for doubtful trade receivables	140	136	167
Currency translation effects	5	(14)	(11)

December 31	(182)	(169)	(198)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Trade receivables (Continued)

        The following sets forth details of the age of trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

	2008	2007
	$ millions	$ millions
Total	7,208	6,817
Provision for doubtful trade receivables	(182)	(169)

Total trade receivables, net	7,026	6,648

Of which:
Not overdue	5,878	5,641
Past due for not more than one month	568	508
Past due for more than one month but less than three months	281	268
Past due for more than three months but less than six months	178	152
Past due for more than six months but less than one year	116	177
Past due for more than one year	187	71
Provision for doubtful trade receivables	(182)	(169)

Total trade receivables, net	7,026	6,648

        Provisions for doubtful trade receivables are established based upon the difference between the receivable value and the estimated net collectible amount. Novartis establishes provisions for doubtful trade receivables based on historical loss experiences. Significant financial difficulties of a customer, such as probability of bankruptcy or financial reorganization or default/delinquency in payments are considered indicators that recovery of trade receivables are doubtful.

        The maximum exposure to credit risk at the reporting date is the fair value of net trade receivables mentioned above. Novartis does not expect to write off amounts that are not past due nor unprovided for, in trade receivables. The Group holds security amounting to $30 million as collateral for certain trade receivables.

        Trade receivables include amounts denominated in the following major currencies:

Currency	2008	2007
	$ millions	$ millions
CHF	172	142
EUR	1,878	1,833
GBP	129	176
JPY	1,246	975
	$2,027	1,998
Other	1,574	1,524

Total trade receivables, net	7,026	6,648

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2008 and 2007. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that used observable market inputs at December 31, 2008 and 2007.

Derivative financial instruments

	Contract or underlying principal amount		Positive fair values		Negative fair values
	2008	2007	2008	2007	2008	2007
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	7,182	12,594	236	23	(292)	(195)
Over-the-counter currency options	282	3,090	12	8	(12)	(6)

Total of currency related instruments	7,464	15,684	248	31	(304)	(201)

Interest rate related instruments
Interest rate swaps		176

Total of interest rate related instruments		176

Options on equity securities	25		24		(25)

Total derivative financial instruments included in marketable securities and in current financial debts	7,489	15,860	272	31	(329)	(201)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

        The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2008 and 2007:

December 31, 2008	EUR	$	JPY	Other	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	3,775	2,460	322	615	7,182
Over-the-counter currency options	282				282

Total of currency related instruments	4,057	2,460	332	615	7,464

Options on equity securities	25				25

Total derivative financial instruments	4,082	2,460	332	615	7,489

December 31, 2007	EUR	$	JPY	Other	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	5,381	6,733	42	438	12,594
Over-the-counter currency options	2,490	600			3,090

Total of currency related instruments	7,871	7,333	42	438	15,684

Interest rate related instruments
Interest rate swaps				176	176

Total of interest rate related instruments				176	176

Total derivative financial instruments	7,871	7,333	42	614	15,860

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

Derivative financial instruments effective for hedge accounting purposes

	Contract amount 2008	Fair values 2008
	$ millions	$ millions
Anticipated transaction hedges
Forward foreign exchange rate contracts	423	29

Total of derivative financial instruments effective for hedge accounting purposes included in marketable securities and current financial debts	423	29

        All of the 2008 hedging instruments used for anticipated transactions mature within 12 months and were contracted with the intention of hedging anticipated transactions expected to occur in 2009. These instruments are intended to hedge foreign currency risk arising from highly probable forecast intra-group transactions on which there is a foreign currency exchange risk within the consolidated financial statements. The gain or loss relating to the effective portion of the derivative instruments, previously deferred in the consolidated statement of recognised income and expense, will be recognized in the income statement within "Other Income & Expense, net" when the hedged item affects profit or loss. There is no ineffectiveness to be recorded from these anticipated transaction hedges.

Marketable securities, time deposits and derivative financial instruments

	2008	2007
	$ millions	$ millions
Available-for-sale marketable securities
Debt securities	1,048	2,208
Equity securities	270	945
Fund investments	382	445

Total available-for-sale marketable securities	1,700	3,598

Time deposits with original maturity more than 90 days	2,074	4,089
Derivative financial instruments	272	31
Accrued interest on debt securities	33	123

Total marketable securities, time deposits and derivative financial instruments	4,079	7,841

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

Investments in debt instruments

2008 Pre-tax profit or loss in each scenario
$ millions
If all investments in debt instruments had been classified as financial assets at fair value through the income statement	(7)
If all investments in debt instruments had been accounted for at amortized cost	3

        The carrying amount in the Group's consolidated balance sheet at December 31, 2008 are set forth below:

	2008 Carrying amount in the Group's consolidated balance sheet at fair value	2008 Amortized cost
	$ millions	$ millions
Investments in debt instruments classified as available-for-sale financial assets	1,048	1,053

        If the fair value of an available-for-sale marketable security becomes permanently impaired, the unrealized loss is recognized as an expense within total financial income. In 2008, impairment losses of $169 million (2007: $86 million; 2006: $25 million) were recognised.

        The exposure to credit risk at the reporting date is the fair value of debt securities classified as available-for-sale, deposits and derivative financial instruments.

        In general, the Group's overall risk management initiatives focus on the unpredictability of financial markets and seek to minimize potential adverse effects on financial performance. Risk management tolerance levels are identified so that the Group's solvency or investment-grade credit standing would not be endangered.

Market risk

        Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments of liquid funds. The Group actively monitors these exposures. To manage the volatility relating to these exposures, the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it deems appropriate to do so, fluctuations in

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

earnings and cash flows associated with changes in interest rates, foreign currency exchange rates and market rates of investments of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. It is the Group's policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. It does not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

Foreign exchange rate risk

        The Group uses the $ as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

        Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. In the very long term, however, the difference in the inflation rate should match the foreign currency exchange rate movement, so that the market value of the foreign non-monetary assets will compensate for the change due to foreign currency movements. For this reason, the Group only hedges the net investments in foreign subsidiaries in exceptional cases.

Commodity price risk

        The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group's risk management tolerance levels. Accordingly, the Group does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

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

Credit Risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers, taking into account the financial position, past experience and other factors. Individual risk limits are set accordingly. Three customers account for approximately 8%, 7% and 6%, respectively, of net sales from continuing operations in 2008 (2007: 9%, 8% and 6%; 2006: 10%, 9% and 7%). No other customer accounts for 2% (2007: 4%; 2006: 5%) or more of the net sales from continuing operations. The highest amounts of trade receivables are the ones for the largest customers and are approximately 9%, 5% and 6% (2007: 9%, 6% and 6%) respectively of Group trade receivables at December 31, 2008, and there is no other significant concentration of credit risk.

Counterparty risk

        Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters. Novartis has policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statement and capital adequacy ratio reviews. In addition, net settlement agreements are contracted with significant counterparties.

        The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

Liquidity risk

        Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors the Group's net liquidity position through rolling forecasts on the basis of expected cash flows. The Group's cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 34% and the next two other largest ones holding approximately 28% and 11%, respectively (2007: largest one 17% and the next three largest ones holding 16%, 15%, 14% each, respectively).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

        The following table sets forth how management monitors net liquidity based on details of the remaining contractual maturities of financial assets and liabilities excluding trade receivables and payables at December 31, 2008 and 2007:

December 31, 2008	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	6	2,106	9	672	1,014	3,807
Derivative financial instruments and accrued interest on derivative financial instruments	164	78	6	16	8	272
Cash and cash equivalents	2,038					2,038

Total current assets	2,208	2,184	15	688	1,022	6,117

Non-current liabilities
Financial debts				1,325	853	2,178

Total non-current liabilities				1,325	853	2,178

Current liabilities
Financial debts	2,876	1,433	548			4,857
Derivative financial instruments	231	73		17	8	329

Total current liabilities	3,107	1,506	548	17	8	5,186

Net debt of continuing operations	(899)	678	(533)	(654)	161	(1,247)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

December 31, 2007	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	1,560	2,516	1,283	466	1,985	7,810
Derivative financial instruments and accrued interest on derivative financial instruments	11	11	9			31
Cash and cash equivalents	3,558	1,802				5,360

Total current assets	5,129	4,329	1,292	466	1,985	13,201

Non-current liabilities
Financial debts				677		677

Total non-current liabilities				677		677

Current liabilities
Financial debts	3,863	698	355			4,916
Derivative financial instruments	91	88	22			201

Total current liabilities	3,954	786	377			5,117

Net liquidity of continuing operations	1,175	3,543	915	(211)	1,985	7,407

        The balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

        The Group's contractual undiscounted cash flows from derivative financial instruments to be settled on a gross basis are as follows:

December 31, 2008	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years(1)	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	(3,518)	(1,060)	(90)	(16,321)	(20,989)
Inflows in various currencies	3,471	1,037	90		4,598

(1)
The written put option to acquire the optional second step of Alcon is included in this amount.

December 31, 2007	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Outflows in various currencies	(2,379)	(4,086)	(3,573)		(10,038)
Inflows in various currencies	2,298	4,011	3,481		9,790

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

        Other contractual liabilities, which are not part of management's monitoring of the net liquidity consist of the following items:

December 31, 2008	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Contractual interests on non-current liabilities			(51)	(184)	(57)	(292)
Trade payables		(3,395)				(3,395)

December 31, 2007	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Trade payables		(3,018)				(3,018)

Capital risk management

        Novartis strives to maintain strong debt ratings. In managing its capital, Novartis focuses on a sound debt/equity ratio. Credit agencies reduced their ratings for Novartis in 2008 in response to the announcement of the agreement to acquire a majority interest in Alcon, while supporting the strategic intentions of the Alcon acquisition. Moody's rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's had a rating of AA- and A-1+ for long-term and short-term maturities, respectively. Fitch had a long-term rating of AA and a short-term rating of F1+. All three agencies maintained a "stable" outlook. The changes to these ratings took into account completion of the agreement with Nestlé that includes an optional second step between January 2010 and July 2011 involving Nestlé's remaining 52% Alcon stake. Novartis does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

        The 2008 year-end debt/equity ratio increased to 0.15:1 from 0.12:1 in 2007 principally due to financing programs.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

Value at risk

        The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.

        A 10-day period is used because of an assumption that not all positions could be undone in one day given the size of the positions. The VAR computation includes the Group's financial debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are included in the computation.

        The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a "Delta Normal" model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward foreign currency rate movements over a 60 day period for the calculation of VAR amounts.

        The estimated potential 10-day loss in pre-tax income from the Group's foreign currency instruments, the estimated potential 10-day loss of its equity holdings, and the estimated potential 10-day loss in fair value of its interest rate sensitive instruments (primarily financial debt and investments of liquid funds under normal market conditions) as calculated in the VAR model are the following:

	Dec 31, 2008	Dec 31, 2007
	$ millions	$ millions
All financial instruments	318	230
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	278	165
Instruments sensitive to equity market movements	181	110
Instruments sensitive to interest rates	21	12

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

        The average, high, and low VAR amounts are as follows:

2008	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	196	318	135
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	158	278	74
Instruments sensitive to equity market movements	162	291	95
Instruments sensitive to interest rates	73	233	10

2007	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	108	230	52
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	56	165	30
Instruments sensitive to equity market movements	80	135	33
Instruments sensitive to interest rates	25	40	8

        The VAR computation is a risk analysis tool designed to statistically estimate the maximum potential ten day loss from adverse movements in foreign currency exchange rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on the Group's future results of operations or financial position.

        In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario on the financial assets monitored by Group Treasury. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2008 and 2007, the worst case loss scenario was configured as follows:

	Dec 31, 2008	Dec 31, 2007
	$ millions	$ millions
All financial instruments	300	474
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	144	60
Instruments sensitive to equity market movements	128	342
Instruments sensitive to interest rates	28	72

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Marketable securities and derivative financial instruments (Continued)

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

16.   Other current assets

		2008	2007
		$ millions	$ millions
Withholding tax recoverable		63	50
Prepaid expenses	—Third parties	393	260
	—Associated companies	6	10
Other receivables	—Third parties	1,470	1,797
	—Associated companies	14	9

Total other current assets		1,946	2,126

17.   Details of shares and share capital movements

	Number of shares(1)
	Dec 31, 2006	Movement in year	Dec 31, 2007	Movement in year	Dec 31, 2008
Total Novartis shares	2,728,971,000		2,728,971,000	(85,348,000)	2,643,623,000

Treasury shares
Shares reserved for share-based compensation of associates	33,558,017	(5,190,724)	28,367,293	43,828,108	72,195,401
Unreserved treasury shares	347,181,524	88,968,851	436,150,375	(129,575,618)	306,574,757

Total treasury shares	380,739,541	83,778,127	464,517,668	(85,747,510)	378,770,158

Total outstanding shares	2,348,231,459	(83,778,127)	2,264,453,332	399,510	2,264,852,842

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 190,517,985 treasury shares at December 31, 2008 (2007: 272,741,016) are dividend bearing.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Details of shares and share capital movements (Continued)

	Dec 31, 2006	Movement in year	Dec 31, 2007	Movement in year	Dec 31, 2008
	$ millions	$ millions	$ millions	$ millions	$ millions
Share capital	990		990	(31)	959
Treasury shares	(140)	(35)	(175)	36	(139)

Outstanding share capital	850	(35)	815	5	820

        There are outstanding written call options on Novartis shares of 29.1 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is $41.19 and they have contractual lives of up to 10 years.

18.   Non-current financial debts

	2008	2007
	$ millions	$ millions
Straight bonds	1,409
Liabilities to banks and other financial institutions(1)	781	693
Finance lease obligations	5	8

Total (including current portion of non-current financial debt)	2,195	701
Less current portion of non-current financial debt	(17)	(24)

Total non-current financial debts	2,178	677

Straight bonds
CHF 3.625% CHF 800 million bond 2008/2015 of Novartis AG, issued at 100.35%	748
CHF 3.5% CHF 700 million bond 2008/2012 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 100.32%	661

Total straight bonds	1,409

(1)
Average interest rate 2.1% (2007: 2.1%).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Non-current financial debts (Continued)

	2008	2007
	$ millions	$ millions
Breakdown by maturity
2008		24
2009	17	557
2010	686	20
2011	25	20
2012	688	18
2013	16
After 2013	763	62

Total	2,195	701

Breakdown by currency
	$2	2
EUR	96	157
JPY	664	530
CHF	1,409
Others	24	12

Total	2,195	701

Fair value comparison	2008 Balance sheet	2008 Fair values	2007 Balance sheet	2007 Fair values
	$ millions	$ millions	$ millions	$ millions
Straight bonds	1,409	1,512
Others	786	786	701	701

Total	2,195	2,298	701	701

Collateralized non-current financial debt and pledged assets	2008	2007
	$ millions	$ millions
Total amount of collateralized non-current financial debts	51	63
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	94	112

        The Group's collateralized non-current financial debt consists of loan facilities at usual market conditions.

        The percentage of fixed rate financial debt to total financial debt was 29% at December 31, 2008, and 11% at the end of 2007.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Non-current financial debts (Continued)

        Financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt in 2008 was 3.0% (2007: 3.4%; 2006: 3.0%).

19.   Provisions and other non-current liabilities

	2008	2007
	$ millions	$ millions
Accrued liability for employee benefits:
—Defined benefit pension plans	1,754	1,108
—Other long-term employee benefits and deferred compensation	348	386
—Other post-employment benefits	802	788
Environmental provisions	924	848
Provision for product liability and other legal matters	682	677
Other non-current liabilities	526	465

Total	5,036	4,272

Environmental provisions

        The material components of the environmental provisions consist of costs to sufficiently clean and refurbish contaminated sites and to treat and where necessary continue surveillance at sites where the environmental exposure is less significant. The provision recorded at December 31, 2008 totals $966 million (2007: $874 million) of which $42 million (2007: $26 million) is included in current liabilities and consists of $798 million (2007: $713 million) provided for remediation at third party sites and $168 million (2007: $161 million) for remediation at owned facilities.

        In 2007 Novartis substantially increased its provision for worldwide environmental liabilities by $614 million. This increase included amounts related to the creation of a Swiss foundation for the remediation of the Basel regional landfills in the border area of Switzerland, Germany and France following internal and external investigations completed during the year.

        In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect of certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability. In addition, the provision takes into account the fact that, in connection with the 1997 spin-off of Ciba AG (formerly CIBA Specialty Chemicals AG) from Novartis AG, a Novartis subsidiary has agreed to reimburse Ciba AG certain costs associated with environmental liabilities arising in the US from the operations of the specialty chemicals business of the US subsidiary of the former Ciba-Geigy AG. The reimbursement obligations are not subject to any time or amount limits but could terminate for certain liabilities in the US upon the occurrence of certain contingencies which include the merger of Ciba AG or the sale of its assets.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Provisions and other non-current liabilities (Continued)

        The requirement in the future for Novartis ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Novartis or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The Novartis future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Novartis at the remediation sites relative to that attributable to other parties, the financial capabilities of the other potentially responsible parties and the timing of expected expenditures. Novartis believes that its total provisions for environmental matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations or cash flows in a given period.

        The following table shows the movements in the environmental liability provisions during 2008, 2007 and 2006:

	2008	2007	2006
	$ millions	$ millions	$ millions
January 1	874	253	202
Impact of business combinations			18
Cash payments	(19)	(20)	(15)
Releases	(2)	(9)
Interest expense arising from discounting provisions	38	7
Additions	18	607	36
Currency translation effects	57	36	12

December 31	966	874	253
Less current liability	(42)	(26)	(14)

Non-current liability at December 31	924	848	239

Legal matters

        A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including product liability, commercial, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental and tax litigation claims, government investigations and intellectual property disputes. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large verdicts sometimes occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows.

        Governments and regulatory authorities have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, antitrust and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Provisions and other non-current liabilities (Continued)

trade restrictions. The Group's businesses have been subject, from time to time, to such governmental investigations and information requests by regulatory authorities. In some instances, the inherent uncertainty of litigation, the resources required to defend against governmental actions and the risk to reputation as well as of potential exclusion from US federal government reimbursement programs have contributed to decisions by companies in the Group's industry to enter into settlement agreements with governmental, and particularly federal, authorities. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties up to treble damages. In addition, settlements of healthcare fraud cases typically involve corporate integrity agreements which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Below is a summary of selected legal proceedings to which Novartis or its subsidiaries are party:

Governmental investigations

        The US Attorney's Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary in 2005. Novartis is cooperating with parallel civil and criminal investigations of the US Attorney's Office into allegations of potential off-label promotion of Trileptal. Settlement discussions covering both civil and criminal investigations have commenced. However, at this time, given the nature of the discussions to date, Novartis is unable to assess with any reasonable certainty the likely outcome of these discussions.

Product liability matters

Hormone Replacement Therapy Litigation

        Novartis subsidiaries are defendants, along with various other pharmaceutical companies, in approximately 108 cases brought by approximately 112 plaintiffs claiming to have been injured by hormone replacement therapy products. Discovery is underway in these cases.

SMON (Subacute Myelo Optico Neuropathy)

        In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future healthcare costs of the claimants.

Zometa/Aredia litigation

        Novartis subsidiaries are defendants in approximately 570 cases brought in US courts. Plaintiffs claim to have experienced osteonecrosis of the jaw after having been treated with Zometa or Aredia. All purported class actions have been dismissed. Discovery is continuing in these cases.

General

        For some of the Group's pharmaceutical products, product liability insurance is not available. In connection with potential product liability exposures for these products the Group establishes provisions for estimated obligations for claims and related legal defense costs. The provisions are based on

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Provisions and other non-current liabilities (Continued)

management's judgment, advice from legal counsel and actuarially determined estimates. Actual liabilities, however, could substantially exceed the provisions that Novartis has put in place. Novartis believes that its insurance coverage and provisions are reasonable and its provisions are the best estimate in light of its business and the risk to which it is subject.

        The largest portion of product liability risk provisions has been actuarially determined taking into consideration factors such as past experience, number and amount of claims reported, estimates of claims incurred but not reported, the cost of defending claims and other assumptions. As actual experience becomes known the Group refines and adjusts its product liability estimates. If any of the assumptions used in these actuarial calculations turn out to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been recorded and the actual liability.

        At December 31, 2008, the discount rates used to calculate the actuarially determined provision are based on government bond rates and vary by payment duration and geography (US and non-US) between 1.4% and 3.1% (2007: between 3.3% and 4.3%). The income statement effect of a 1% increase or decrease in the discount rate is $19 million (2007: $28 million) income and $21 million expense (2007: $32 million), respectively.

Intellectual property matters

Contact lenses

        In October 2005 Rembrandt Vision Technologies, L.P. filed a patent infringement lawsuit against CIBA Vision in Federal Court in Texas. Rembrandt asserts that CIBA Vision's O2OPTIX and Night & Day lenses infringe Rembrandt's US patent no. 5,712,327. Rembrandt seeks substantial past damages and a future royalty on O2OPTIX and Night & Day sales and may seek an injunction against O2OPTIX.

        Several lawsuits are pending relating to the Nicolson patents, which protect the silicone hydrogel contact lens technology used in the CIBA Vision products Night & Day and O2OPTIX. Johnson & Johnson filed suits seeking declaration that their Oasys® and Advance® products do not infringe CIBA Vision's silicone hydrogel patents. The trial on the Johnson & Johnson Oasys® product in the US is scheduled to begin in March 2009. Novartis has also filed infringement suits based on these patent rights in the United Kingdom, the Netherlands, Germany, France, Italy and Ireland. A hearing regarding the validity and infringement of the patent was held in the Netherlands on June 13, 2008, and in France on November 24, 2008. Court decisions are expected in the Netherlands and in France in the first quarter of 2009.

        A lawsuit filed by CooperVision against CIBA Vision in 2006 was settled in 2007, with CIBA Vision licensing its Nicolson patents to CooperVision against payment of a royalty on US net sales of CooperVision's Biofinity® contact lenses until 2014 and on net sales outside of the US until 2016. CIBA Vision also receives a continuing royalty from Bausch & Lomb on the same Nicolson patents for the sales of Bausch & Lomb's Purevision® products. Both the CooperVision and the Bausch & Lomb royalties could cease if the Nicolson patents were declared invalid as part of the litigation with Johnson & Johnson.

Lotrel

        A number of generic companies have challenged the patent on high-dose and low-dose Lotrel. Novartis filed infringement lawsuits against these generic manufacturers to enforce Novartis' rights under its patent. In 2007 Teva launched its generic version of low-dose Lotrel "at-risk." Novartis' request to grant a preliminary injunction against Teva was denied. The trial against Teva is expected in 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Provisions and other non-current liabilities (Continued)

Femara

        A generic company challenged the validity and enforceability of the basic compound patent for Femara, which expires in 2011 in the US. This litigation has been settled.

Famvir

        Famvir, a therapy for viral infections, is the subject of patent litigation in the US. The active ingredient is covered by a compound patent that expires in 2010 in the US. Novartis initiated litigation against Teva and Roxane for infringement of the compound patent and methods of use. Teva launched its generic version "at risk." Novartis' request to grant a preliminary injunction against Teva was denied. Roxane has been added as co-defendant to the Teva litigation. A court date for the trial has not been scheduled yet.

Other matters

Average wholesale price litigation

        Claims have been brought against various pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price and "best price", which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. Discovery is ongoing in certain of these cases. Novartis has made motions to dismiss the complaint or for summary judgment in other cases. A Novartis subsidiary was defendant in a trial in Alabama in 2008. The jury rendered a verdict against the Novartis subsidiary and imposed compensatory damages in the amount of $33 million. No punitive damages were awarded. The Novartis subsidiary has appealed the verdict. Trial is set to commence against another Novartis subsidiary in Alabama in February 2009.

Chiron/Fluvirin

        The former Chiron Corporation, which Novartis acquired during 2006, was the subject of a number of legal proceedings arising out of Chiron's inability to deliver its Fluvirin influenza vaccine to the US market for the 2004/05 flu season, including class-action lawsuits alleging breaches of securities laws and shareholder derivative lawsuits alleging breaches of fiduciary duties. The securities fraud class actions were settled in April 2006. On January 6, 2009, the US District Court for the Northern District of California issued an order approving the settlement. The decision is subject to appeal.

Gender discrimination

        Certain female pharmaceutical sales representatives brought a lawsuit in Federal Court in New York against, among others, several US Novartis subsidiaries, alleging that they were discriminated against because of their gender. The district court granted, in part, plaintiffs' motion for class certification against one of the US Novartis subsidiaries. The court dismissed all other US Novartis subsidiaries from the case. Discovery is ongoing and trial is scheduled for late 2009.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Provisions and other non-current liabilities (Continued)

Wage and hour litigation

        A group of pharmaceutical sales representatives filed suit in State Court in California and in Federal Court in New York against US Novartis subsidiaries alleging that the companies violated wage and hour laws by misclassifying the sales representatives as "exempt" employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as a class action. In January 2009 the Court found that the sales representatives are not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. This judgment is subject to appeal.

        The following table shows the movements in the legal and product liability provisions during 2008, 2007 and 2006:

	2008	2007	2006
	$ millions	$ millions	$ millions
January 1	1,026	903	825
Impact of business combinations		25	46
Cash payments	(265)	(225)	(159)
Releases of provisions	(66)	(98)	(56)
Additions to provisions	428	403	233
Currency translation effects	19	18	14

December 31	1,142	1,026	903
Less current liability	(460)	(349)	(269)

Total non-current liability at December 31	682	677	634

        Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided.

20.   Current financial debt

	2008	2007
	$ millions	$ millions
Interest bearing accounts of associates	1,080	1,020
Other bank and financial debt	2,430	3,117
Commercial paper	1,330	755
Current portion of non-current financial debt	17	24
Fair value of derivative financial instruments	329	201

Total current financial debt	5,186	5,117

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Current financial debt (Continued)

        The balance sheet values of current financial debt, other than the current portion of non-current financial debt, approximates the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other current financial debt (including accounts of associates) was 3.7% in 2008 and 3.3% in 2007.

21.   Provisions and other current liabilities

	2008	2007
	$ millions	$ millions
Taxes other than income taxes	467	508
Restructuring provisions	204	458
Accrued expenses for goods and services received but not invoiced	647	761
Provisions for royalties	247	274
Provisions for revenue deductions	1,665	1,512
Provisions for compensation and benefits including social security and pension funds	1,432	1,011
Environmental liabilities	42	26
Deferred income relating to government grants	88	91
Deferred purchase consideration	2
Provision for legal matters	460	349
Accrued share-based payments	177	129
Other payables	1,116	1,668

Total provisions and other current liabilities	6,547	6,787

        Provisions are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Restructuring provisions

        In 2008, additions to provisions of $19 million were incurred in conjunction with a strategic customer centric initiative for a customer-focused model to enhance value to customers and to respond to increasing variability across the United States. The charges comprised termination costs of associates of $18 million and other third party costs of $1 million. In total, approximately 300 associates were affected by the various restructuring plans, all of whom have left the Group as of December 31, 2008.

        Also in 2008, charges of $24 million were incurred in conjunction with the restructuring of several development facilities of the Pharmaceuticals Division in France. The charges comprised termination costs of associates of $20 million and other third party costs of $4 million. In total, 70 associates are affected by the various restructuring plans, but none of them have left the Group as of December 31, 2008. All other significant actions associated with the plans were completed during 2008. In 2008, there were other sundry additions to provisions of $88 million.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Provisions and other current liabilities (Continued)

        In 2007 $320 million of restructuring provisions were made in conjunction with a strategic initiative called Forward to enhance productivity by streamlining the organization and redesigning the way it operates to improve competitiveness. The reduction of the planned 2,500 full-time equivalent positions announced in December 2007 was completed by the end of 2008.

        Also in 2007, additions to provisions of $25 million for termination costs of associates were incurred in conjunction with other initiatives in the US. In total, approximately 800 associates were affected by the various restructuring plans, all of whom have left the Group as of December 31, 2008.

        In 2007, charges of $64 million were also incurred in conjunction with the divestments of the Medical Nutrition and Gerber businesses. The charges included in net income from discontinued operations, comprised termination costs of associates of $18 million and other third party costs of $46 million. In total, 114 associates were affected by the various restructuring plans, all of whom have left the Group as of December 31, 2008.

        Also in 2007, charges of $11 million were incurred in conjunction with the restructuring of several facilities of the Sandoz Division, among others, primarily in Turkey, Slovenia and Indonesia. The charges comprised termination costs of associates of $11 million. In total, 421 associates were affected by the various restructuring plans, all of whom have left the Group as of December 31, 2008.

        In 2007 and 2006, further charges of $34 million in 2007 and $139 million in 2006, respectively, were incurred in conjunction with the acquisition of Chiron. The charges comprised termination costs of associates of $32 million in 2007 and $119 million in 2006 and other third party costs of $2 million in 2007 and $20 million in 2006. In total, 1,640 associates were affected by the various restructuring plans since Chiron's April 2006 acquisition, all but 133 of whom have left the Group as of December 31, 2008.

        In 2006 charges of $30 million were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised termination costs of associates of $13 million and other third party costs of $17 million. In total, 990 associates were impacted by the various restructuring plans, all of whom have left the Group as of December 31, 2008. All other significant actions associated with the plan were completed during 2006.

        It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

        The releases to income in 2008, 2007 and 2006 of $108 million, $11 million and $7 million, respectively, were mainly due to settlement of liabilities at lower amounts than originally anticipated, which in 2008 were principally due to provisions made in relation with the 2007 Forward restructuring and the divestments of the Medical Nutrition and Gerber Business Units.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   Provisions and other current liabilities (Continued)

        Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

	Termination costs of associates	Other third party costs	Total
	$ millions	$ millions	$ millions
Balance at January 1, 2006	22	9	31
Additions	132	37	169
Cash payments	(92)	(16)	(108)
Releases		(7)	(7)
Currency translation effects	1		1

Balance at December 31, 2006	63	23	86
Additions	364	90	454
Cash payments	(57)	(16)	(73)
Releases	(4)	(7)	(11)
Currency translation effects		2	2

Balance at December 31, 2007	366	92	458
Additions	126	5	131
Cash payments	(232)	(39)	(271)
Releases	(99)	(9)	(108)
Currency translation effects	(4)	(2)	(6)

Balance at December 31, 2008	157	47	204

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Details to the consolidated cash flow statements

22.1)    Reversal of non-cash items

	2008	2007	2006
	$ millions	$ millions	$ millions
Taxes	1,336	947	1,169
Depreciation, amortization and impairments on Property, plant & equipment	1,231	1,285	987
Intangible assets	1,439	1,573	936
Financial assets	90	78	39
Income from associated companies	(441)	(412)	(264)
Divestment loss from disposal of subsidiaries			7
Gains on disposal of property, plant & equipment, intangible and financial assets, net	(176)	(255)	(124)
Equity-based and settled compensation expense	567	570	522
Change in provisions and other non-current liabilities	562	1,365	346
Net financial income	(94)	(294)	(88)

Total reversal of non-cash items	4,514	4,857	3,530

22.2)    Cash flows from continuing operations arising from changes in working capital and other operating items included in operating cash flow

	2008	2007	2006
	$ millions	$ millions	$ millions
Change in inventories	(571)	(747)	(87)
Change in trade receivables	(431)	(204)	(543)
Change in trade payables	246	323	245
Change in other net current assets and other operating cash flow items	126	93	110

Total	(630)	(535)	(275)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Details to the consolidated cash flow statements (Continued)

22.3)    Cash flow arising from acquisitions and divestments of businesses (excluding discontinued operations)

        The following is a summary of the cash flow impact of acquisitions and divestments of businesses:

	2008 Acquisitions	2008 Divestments	2007 Acquisitions	2007 Divestments	2006 Acquisitions	2006 Divestments
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Property, plant & equipment	(44)			389	(1,031)	38
Currently marketed products including trademarks	(486)		(38)	105	(3,256)	2
In-process research and development	(250)				(1,216)
Other intangible assets	(46)			421	(307)
Financial assets including deferred tax assets	(70)			1,370	(438)	21
Inventories			(16)	388	(540)	35
Trade receivables and other current assets	(19)		(12)	496	(535)	68
Marketable securities and cash	(81)		(5)	84	(1,771)	1
Long-term and short-term financial debts	54			(77)	1,462	(150)
Trade payables and other liabilities including deferred tax liabilities	283		17	(1,697)	2,346	(82)
Accrued liabilities to seller				260		11

Identifiable net assets acquired or divested	(659)		(54)	1,739	(5,286)	(56)
Currency translation effects	29			251		10
Fair value of acquired identifiable net assets of existing minority interest	46				2,154
Acquired/divested liquidity	26		5	(37)	1,739	(1)

Sub-total	(558)		(49)	1,953	(1,393)	(47)
Impairment of property, plant & equipment				(18)
Refinancing of intercompany financial debt, net				2		129
Goodwill	(523)		(3)	233	(3,155)	23
Divestment gain				5,841		122
Write-down of loan				1
Deferred portion of sales price	2	132		(120)

Net cash flow	(1,079)	132	(52)	7,892	(4,548)	227

Of which:
Net cash flow from discontinued operations		132		7,892		201
Net cash flow from continuing operations	(1,079)		(52)		(4,548)	26

        Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Details to the consolidated cash flow statements (Continued)

22.4)    Cash flow from discontinued operations

        The following is a summary of the cash flow components of the discontinued operations:

	2008	2007	2006
	$ millions	$ millions	$ millions
Cash flow for/from operating activities	(237)	(95)	524

Purchase of property, plant & equipment		(32)	(34)
Divestments of businesses	132	7,892	201
Purchase of financial assets		(376)	(568)
Proceeds from disposals of financial assets		270	438
Other net investments		(128)	(65)

Cash flow from/for investing activities	132	7,626	(28)
Cash flow from/for financing activities		64	(39)

Total cash flow for/from discontinued operations	(105)	7,595	457

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Acquisitions of businesses

23.1)    Assets and liabilities arising from acquisitions

2008	Fair value	Revaluation due to purchase accounting	Acquiree's carrying amount
	$ millions	$ millions	$ millions
Property, plant & equipment	44		44
Currently marketed products including trademarks	486	486
In-process Research & Development	250	250
Other intellectual property	46	46
Financial assets including deferred tax assets	70	8	62
Trade receivables and other current assets	19	10	9
Marketable securities and cash	81		81
Long-term and short-term financial debts	(54)		(54)
Trade payables and other liabilities including deferred tax liabilities	(283)	(274)	(9)

Net identifiable assets acquired	659	526	133

Acquired liquidity	(26)
Goodwill	523
Currency translation difference	(29)
Fair value of acquired identifiable net assets of existing minority interest	(46)

Net assets recognized as a result of business combinations	1,081

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Acquisitions of businesses (Continued)

2007	Fair value	Revaluation due to purchase accounting	Acquiree's carrying amount
	$ millions	$ millions	$ millions
Currently marketed products including trademarks	38	38
Inventories	16	5	11
Trade receivables and other current assets	12		12
Marketable securities and cash	5		5
Trade payables and other liabilities including deferred tax liabilities	(17)		(17)

Net identifiable assets acquired	54	43	11

Acquired liquidity	(5)
Goodwill	3

Net assets recognized as a result of business combinations	52

        The 2008 and 2007 goodwill arising out of the acquisitions reflects mainly the value of expected buyer-specific synergies, future products and the acquired assembled workforce. No goodwill is expected to be deductible for tax purposes. Professional fees and related costs capitalized for the acquisitions were insignificant in both 2008 and 2007.

24.   Changes in consolidated statements of recognized income and expense

        The statement of recognized income and expense includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and currency translation effects, net of tax. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, foreign currency and interest rate movements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Changes in consolidated statements of recognized income and expense (Continued)

        The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Actuarial gains/ losses from defined benefit plans	Revaluation of initial interests	Cumulative translation effects	Discontinued operations	Total fair value adjustments
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2006	323	(19)	(2,091)		(199)		(1,986)

Fair value adjustments on financial instruments	67	27					94
Actuarial net gains from defined benefit plans			141				141
Revaluation of initial minority interest in Chiron				592			592
Currency and translation effects					1,485		1,485
Transfers			8		(7)	4	5

Total fair value adjustments in 2006	67	27	149	592	1,478	4	2,317

Fair value adjustments at December 31, 2006	390	8	(1,942)	592	1,279	4	331

Fair value adjustments on financial instruments	17	10				(22)	5
Actuarial net gains from defined benefit plans			450			31	481
Revaluation of initial minority interest in Chiron				55			55
Currency and translation effects					2,188	9	2,197

Total fair value adjustments in 2007	17	10	450	55	2,188	18	2,738

Reclassifications related to divestments			123		9	(22)	110

Fair value adjustments at December 31, 2007	407	18	(1,369)	647	3,476		3,179

Fair value adjustments on financial instruments	(265)	(245)					(510)
Actuarial net losses from defined benefit plans			(2,140)				(2,140)
Revaluation of initial minority interest in Speedel				38			38
Currency and translation effects					(1,122)		(1,122)

Total fair value adjustments in 2008	(265)	(245)	(2,140)	38	(1,122)		(3,734)

Fair value adjustments at December 31, 2008	142	(227)	(3,509)	685	2,354		(555)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Changes in consolidated statements of recognized income and expense (Continued)

24.1)    The 2008, 2007 and 2006 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2008	407	18	425

Changes in fair value:
—Available-for-sale marketable securities	(219)		(219)
—Cash flow hedges		33	33
—Other financial assets	(255)		(255)
—Associated companies' equity movements	(33)		(33)
Realized net gains transferred to the income statement:
—Marketable securities sold	(50)		(50)
—Derivative financial instruments		5	5
—Other financial assets sold	(4)		(4)
Realized net losses on cash flow hedges		(299)	(299)
Impaired marketable securities and other financial assets	253		253
Deferred tax on above items	43	16	59

Fair value adjustments from continuing operations during the year	(265)	(245)	(510)

Fair value adjustments at December 31, 2008	142	(227)	(85)

        In 2008, Novartis hedged the interest rate risk arising from the anticipated issuance of long-term debt. When the hedges were entered into the issuance of long-term debt was considered highly probable by the end of 2008. The financings were not completed in 2008 and the hedges were closed, realizing losses of $299 million which have been deferred at December 31, 2008 since it is still probable that the financings will be completed in 2009. The amounts deferred will be amortized into the income statement over the period of the expected long-term financing.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Changes in consolidated statements of recognized income and expense (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2007	390	8	398

Changes in fair value:
—Available-for-sale marketable securities	17		17
—Cash flow hedges		(8)	(8)
—Other financial assets	(32)		(32)
Realized net gains transferred to the income statement:
—Marketable securities sold	(6)		(6)
—Derivative financial instruments		20	20
—Other financial assets sold	(123)		(123)
Impaired marketable securities and other financial assets	151		151
Deferred tax on above items	10	(2)	8

Fair value adjustments from continuing operations during the year	(9)	10	1

Fair value adjustments from discontinued operations during the year	26		26

Fair value adjustments at December 31, 2007	407	18	425

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Changes in consolidated statements of recognized income and expense (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2006	323	(19)	304

Changes in fair value:
—Available-for-sale marketable securities	(27)		(27)
—Cash flow hedges		(31)	(31)
—Other financial assets	80		80
—Associated companies' equity movements	(5)		(5)
Realized net losses transferred to the income statement:
—Marketable securities sold	(2)		(2)
—Derivative financial instruments		65	65
—Other financial assets sold	(15)		(15)
Impaired marketable securities and other financial assets	46		46
Deferred tax on above items	(10)	(7)	(17)

Fair value adjustments from continuing operations during the year	81	27	108

Fair value adjustments from discontinued operations during the year	(14)		(14)

Fair value adjustments at December 31, 2006	390	8	398

24.2)    Actuarial (losses)/gains from defined benefit plans arise from:

	2008	2007	2006
	$ millions	$ millions	$ millions
Defined benefit pension plans before tax	(2,879)	538	157
Other post-employment benefit plans before tax	27	96	81
Taxation on above items	712	(184)	(97)

Total after tax	(2,140)	450	141

        The 2006 amount included in the consolidated statements of recognized income and expense excludes $25 million related to the Gerber Business Unit discontinued operations.

24.3)    The Group has investments in associated companies, principally Roche Holding AG and Alcon Inc. The Group's share in movements in these companies' equity are recognized directly in the

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Changes in consolidated statements of recognized income and expense (Continued)

consolidated statement of recognized income and expense, net of tax. The currency translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts.

        In 2007 Novartis consolidated the balance sheets for the first time of certain foundations, which are principally of a charitable nature, as Novartis increasingly benefits from their activities. Previously these foundations had been disclosed as parties related to Novartis. The consolidation of these foundations at December 31, 2007 resulted in an increase of recognized income in the consolidated statement of recognized income and expense of $35 million and in the number of treasury shares by 5.4 million shares with corresponding balance sheet effects in the consolidated financial statements.

24.4)    In 2008, the acquisition of Speedel Holding AG and related purchase price allocation resulted in a revaluation of the previously held 9.5% interest by $38 million. In 2007, the final completion of all the transactions related to the acquisition of Chiron Inc. in 2006, resulted in an additional revaluation by $55 million of the initial 44% interest in Chiron Inc. held at the date of the acquisition.

24.5)    As a result of the liquidation of a subsidiary, $0.4 million of cumulative currency translation gains have been transferred into financial income in 2008 (2007: $79 million of cumulative translation gains on continuing operations and $251 million cumulated translation losses related to divestments; 2006: nil).

25.   Changes in consolidated equity

25.1)    At the 2008 Annual General Meeting, a dividend of CHF 1.60 per share was approved that amounted to $3.3 billion, and was paid in 2008 (2007: CHF 1.35 per share dividend payment that amounted to $2.6 billion; 2006: dividend payment was CHF 1.15 per share and amounted to $2.0 billion). The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.

25.2)    Novartis suspended its repurchase program in April 2008 after announcing the Alcon agreement. Before the suspension, a total of six million shares were repurchased for $296 million under the sixth share buy-back program via a second trading line on the SIX Swiss Exchange (2007: 85.3 million shares; 2006: no shares). In 2008 a total of 6.4 million shares net (2007: 89 million shares; 2006: 8 million shares net sold) were repurchased for $435 million (2007: $4.7 billion; 2006: $0.2 billion) and 6.8 million shares (2007: 5.2 million shares; 2006: 4.3 million shares) were transferred to associates as part of equity-based compensation, resulting in a net reduction of 0.4 million treasury shares (2007: 83.8 million shares net acquired for $4.7 billion; 2006: 12.3 million shares, net reduction of $0.2 billion). The net movements in treasury shares include shares bought and sold on the first and second trading lines of the SIX Swiss Exchange, transactions with associates and the exercising of options related to equity-based compensation.

25.3)    In 2008, a total of 85.3 million shares were cancelled. No shares were cancelled in 2007. In 2006 10.2 million shares were cancelled.

25.4)    Equity-settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5)    Transfers in 2006 and 2007 between components of equity are due to a net transfer between continuing operations and discontinued operations. In 2006, share premium has been reduced by

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Changes in consolidated equity (Continued)

$1 million to the permitted minimum under Swiss company law of 20% of the Novartis AG share capital and Group retained earnings were increased by this amount.

26.   Post-employment benefits of associates

Defined benefit plans

        Apart from the legally required social security schemes, the Group has numerous independent pension and other post-employment benefit plans. In most cases these plans are externally funded in vehicles which are legally separate from the Group. For certain Group companies, however, no independent assets exist for the pension and other long-term benefit obligations of associates. In these cases the related liability is included in the balance sheet.

        Defined benefit pension plans cover a significant number of the Group's associates. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair value and their actual return in 2008 was a loss of $2,163 million (2007: gain of $808 million). The defined benefit obligation of unfunded pension plans was $246 million at December 31, 2008 (2007: $327 million). The measurement dates for the pension plans and the other post-employment benefits were between September 30, 2008 and December 31, 2008 depending on the plan. Any changes between the measurement date and year-end are monitored and recognized, if necessary.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2008 and 2007:

	Pension plans		Other post-employment benefit plans
	2008	2007	2008	2007
	$ millions	$ millions	$ millions	$ millions
Benefit obligation at beginning of the year	17,105	16,767	784	987
Transfer of benefit obligations related to discontinued operations		(197)		(163)
Service cost	415	424	48	51
Interest cost	694	615	41	42
Actuarial gains	(127)	(586)	(33)	(96)
Plan amendments	6	(94)
Currency translation effects	564	1,056	(9)	7
Benefit payments	(1,131)	(996)	(42)	(44)
Contributions of associates	112	116
Effect of acquisitions or divestments	5

Benefit obligation at year-end	17,643	17,105	789	784

Fair value of plan assets at beginning of the year	18,335	17,515	17	20
Transfer of plan assets related to discontinued operations	(9)	(199)
Expected return on plan assets	843	804		2
Actuarial (losses)/gains	(3,006)	4	(6)
Currency translation effects	698	1,088
Novartis Group contributions	200	59	36	39
Contributions of associates	112	116
Plan amendments		(36)
Benefit payments	(1,131)	(996)	(42)	(44)
Effect of acquisitions or divestments	3

Fair value of plan assets at year-end	16,065	18,355	5	17

Funded Status	(1,578)	1,250	(784)	(767)
Unrecognized past service cost	6	3	(18)	(21)
Limitation on recognition of fund surplus		(52)

Net (liability)/asset in the balance sheet	(1,572)	1,201	(802)	(788)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The movement in the net (liability)/asset and the amounts recognized in the balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2008	2007	2008	2007
	$ millions	$ millions	$ millions	$ millions
Movement in net asset/(liability)
Net asset/(liability) in the balance sheet at beginning of the year	1,201	759	(788)	(993)
Transfer of net (assets)/liabilities related to discontinued operations	(9)	(2)		163
Net periodic benefit cost	(270)	(186)	(86)	(88)
Novartis Group contributions	200	59	36	39
Plan amendments, net	1	1		2
Effect of acquisitions or divestments	(2)
Change in actuarial (losses)/gains	(2,879)	590	27	96
Currency translation effects	134	32	9	(7)
Limitation on recognition of fund surplus	52	(52)

Net (liability)/asset in the balance sheet at year-end	(1,572)	1,201	(802)	(788)

Amounts recognized in the balance sheet
Prepaid benefit cost	182	2,309
Accrued benefit liability	(1,754)	(1,108)	(802)	(788)

Net (liability)/asset in the balance sheet at year-end	(1,572)	1,201	(802)	(788)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The net periodic benefit cost recorded in the income statement consists of the following components:

	Pension plans			Other post-employment benefit plans
	2008	2007	2006	2008	2007	2006
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Components of net periodic benefit cost
Service cost	415	424	417	48	51	51
Interest cost	694	615	559	41	42	50
Expected return on plan assets	(843)	(804)	(758)		(2)	(1)
Recognized past service cost	(2)	(20)	(11)	(3)	(3)	(4)
Curtailment and settlement gains/(losses)	6	(29)	(8)

Net periodic benefit cost(1)	270	186	199	86	88	96

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The following table shows the principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates:

	Pension plans			Other post-employment benefit plans
	2008	2007	2006	2008	2007	2006
Weighted average assumptions used to determine benefit obligations at year-end
Discount rate	4.1%	4.1%	3.6%	6.3%	5.8%	5.8%
Expected rate of salary increase	3.7%	3.7%	3.7%
Current average life expectancy for a 65-year-old male/female	19/22 years	19/22 years	19/22 years	19/21 years	18/21 years	18/21 years
Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	4.1%	3.6%	3.4%	5.8%	5.8%	5.5%
Expected return on plan assets	4.7%	4.6%	4.5%
Expected rate of salary increase	3.7%	3.7%	2.7%
Current average life expectancy for a 65-year-old male/female	19/22 years	19/22 years	19/22 years	18/21 years	18/21 years	18/21 years

        The following table shows a five-year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and actuarial adjustments on plan liabilities.

	2008	2007	2006	2005	2004
	$ millions	$ millions	$ millions	$ millions	$ millions
Plan assets	16,065	18,355	17,515	16,059	17,663
Defined benefit obligation	(17,643)	(17,105)	(16,767)	(15,632)	(16,488)

(Deficit)/Surplus	(1,578)	1,250	748	427	1,175

Differences between expected and actual return on plan assets	(3,006)	4	13	367	23
Actuarial adjustments on plan liabilities	127	586	144	(869)	(1,401)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The following table shows the weighted average asset allocation of funded defined benefit plans at December 31, 2008 and 2007:

	Pension plans
	Long-term target	2008	2007
	%	%	%
Equity securities	15-40	27	42
Debt securities	45-70	47	39
Real estate	0-15	12	9
Cash and other investments	0-15	14	10

Total		100	100

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

        The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2008 were as follows:

	Pension plans	Other post-employment benefit plans
	$ millions	$ millions
Novartis Group contributions
2009 (estimated)	238	46
Expected future benefit payments
2009	1,122	46
2010	1,121	50
2011	1,140	53
2012	1,159	57
2013	1,159	60
2014-2018	5,864	357

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Post-employment benefits of associates (Continued)

        The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2008	2007	2006
Healthcare cost trend rate assumed for next year	8.5%	8.0%	9.0%
Rate to which the cost trend rate is assumed to decline	5.0%	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2020	2012	2012

        A one percentage point change in the assumed healthcare cost trend rates compared to those used for 2008 would have the following effects:

	1% point increase	1% point decrease
	$ millions	$ millions
Effects on total of service and interest cost components	10	(9)
Effect on post-employment benefit obligations	83	(73)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2008 was 21.6 million shares with a market value of $1.1 billion (2007: 21.6 million shares with a market value of $1.2 billion). These funds sold no Novartis shares during the years ended December 31, 2008 and 2007. The amount of dividends received on Novartis shares held as plan assets by these funds was $32 million for the year ended December 31, 2008 (2007: $26 million; 2006: $20 million).

Defined contribution plans

        In many Group companies associates are covered by defined contribution plans and other long-term benefits. The liability of the Group for these benefits is reported in other long-term benefits of associates and deferred compensation and amounts to $348 million (2007: $386 million) at December 31, 2008. In 2008, contributions charged to the consolidated income statement for the defined contribution plans were $160 million (2007: $141 million; 2006: $123 million).

27.   Equity-based participation plans of associates

        The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of the relevant accounting standard, grants prior to November 7, 2002 have not been included in the income statement. The expense for continuing operations related to all Novartis equity plans in the 2008 income statement was $746 million (2007: $689 million; 2006: $640 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $185 million (2007: $153 million; 2006: $154 million). The amount of related income tax benefit recognized in the income statement was $190 million (2007: $186 million; 2006: $169 million). The total amount of cash

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

used to settle awards in 2008 was $117 million (2007: $124 million; 2006: $100 million). As of December 31, 2008, there was $514 million (2007: $551 million) of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.89 years (2007: 1.80 years). In addition, due to its majority owned US quoted subsidiary Idenix Pharmaceuticals Inc., Novartis recognized an additional equity-based compensation expense of $5 million (2007: $9 million; 2006: $9 million). Participants in the Novartis equity plans from discontinued operations were not granted any shares or options in 2008 (in 2007: 73,002 shares and 320,495 options were granted) and there was no expense recorded in the 2008 income statement for discontinued operations (2007: $22 million expense; 2006: $13 million).

        Equity-based participation plans can be separated into the Novartis equity plan "Select" and other long-term equity-based plans (the "Plans").

Novartis Equity Plan "Select"

        Awards under this plan may be granted each year based on the associate's individual year-end performance rating, talent rating and Group or business area performance. No awards are granted for ratings below a certain threshold. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the participants. They allow the participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group's profitability and success.

        Participants in this plan can elect to receive their incentive in the form of shares, options, or a combination of both. Each option is tradable, expires on its tenth anniversary and is exercisable to receive one share (1:1). The exercise price equals the market price of the underlying share at the grant date. Since the options are tradable they can be used to purchase the underlying Novartis share or they can be transferred to a market maker.

        If associates in North America choose to receive the Select incentive amount (or part of it) in tradable options on American Depositary Shares (ADSs), then the resulting number of options is determined by dividing the respective Select incentive amount, by a value that equals 95% of the IFRS value of the options on ADSs. For associates in other countries, the divisor equals 90% of the IFRS value of options on shares.

        Shares and options have a vesting period of two years in Switzerland and three years in other countries. As a result, if a participant leaves Novartis, unvested shares or options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

Novartis Equity Plan "Select" outside North America

        Directors, executives and other selected associates of Group companies (collectively, the "Participants") may receive equity awards. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending new tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will not come into force before 2010, at the earliest, at which point the vesting period might be reviewed.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        The expense recorded in continuing operations in the 2008 income statement relating to both shares and options under this plan amounted to $135 million (2007: $137 million). Participants in this plan were granted a total of 1,077,240 shares at CHF 64.05 (2007: 1,062,684 shares at CHF 72.85).

        The following table shows the assumptions on which the valuation of options granted during the period was based:

	Novartis Equity Plan "Select" outside North America
	2008	2007
Valuation date	January 11, 2008	February 5, 2007
Expiration date	January 10, 2018	February 3, 2017
Closing share price on grant date	CHF 64.05	CHF 72.85
Exercise price	CHF 64.05	CHF 72.85
Volatility	17.00%	14.75%
Expected dividend yield	3.30%	2.55%
Interest rate	3.34%	2.84%
Market value of option at grant date	CHF 11.62	CHF 12.45

        The following table shows the activity associated with the options during the period. The weighted average prices in the table below are translated from Swiss Francs into $ at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	20.4	51.0	16.9	46.6
Granted	7.8	58.2	7.4	58.4
Sold	(1.9)	47.4	(3.3)	44.4
Forfeited	(0.8)	58.3	(0.6)	56.9

Outstanding at December 31	25.5	53.2	20.4	51.0

Exercisable at December 31	11.5	46.9	9.3	44.0

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        All options were granted at an exercise price which, since 2004, was equal to the market price of the Group's shares at the grant date and between 2000 and 2003 was greater than the market price of the Group's shares at the grant date. The weighted average fair value of options granted in 2008 was $10.6. The weighted average exercise price during the period the options were sold in 2008 was $47.4. The total value of payments made to associates was $18.5 million based on market value (intrinsic value of $2.5 million). The weighted average remaining contractual term for options outstanding at the year end was 7.1 years and 5.4 years for options exercisable. Options outstanding had an aggregate intrinsic value of $4.9 million and $4.9 million for options exercisable.

        The following table summarizes information about options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$	millions	years	$	millions	$
30–34	1.4	2.9	34.6	1.4	34.6
35–39	0.8	2.2	37.0	0.8	37.0
40–44	0.4	1.2	42.7	0.4	42.7
45–49	5.3	5.8	47.2	5.3	47.2
50–54	3.6	7.1	54.0	3.6	54.0
55–59	14.0	8.5	58.3

Total	25.5	7.1	53.2	11.5	46.9

Novartis Equity Plan "Select" for North America

        The plan provides for equity awards to North American based Directors, executives and other selected associates. The terms and conditions of the Novartis Equity Plan "Select" for North America are substantially equivalent to the Novartis Equity Plan "Select" outside North America. Options in this plan have only been tradable since 2004.

        The expense recorded in continuing operations in the 2008 income statement relating to both shares and options under this plan amounted to $222 million (2007: $231 million). Participants in this plan were granted a total of 2,029,205 ADS units at $57.96 (2007: 1,685,533 ADS at $58.38).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        The following table shows the assumptions on which the valuation of options granted during the period was based:

	Novartis Equity Plan "Select" for North America
	2008	2007
Valuation date	January 11, 2008	February 5, 2007
Expiration date	January 10, 2018	February 3, 2017
Closing ADS price on grant date	$57.96	$58.38
Exercise price	$57.96	$58.38
Volatility	15.50%	14.25%
Expected dividend yield	3.50%	2.90%
Interest rate	4.44%	5.23%
Market value of option at grant date	$11.25	$14.11

        The following table shows the activity associated with the options during the period:

	2008		2007
	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	42.9	48.7	37.8	44.7
Granted	12.6	58.0	12.5	58.4
Sold or exercised	(7.1)	43.3	(5.6)	41.5
Forfeited	(3.3)	57.1	(1.8)	53.8

Outstanding at December 31	45.1	51.7	42.9	48.7

Exercisable at December 31	18.4	43.3	16.9	40.6

        All options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average fair value of options granted in 2008 was $11.3. The weighted average exercise price during the period the options were sold or exercised in 2008 was $43.3. The total value of payments made to associates was $121.0 million based on market value (intrinsic value of $97.3 million). The weighted average remaining contractual term for options outstanding at the year end was 6.8 years and 4.9 years for options exercisable. Options outstanding had an aggregate intrinsic value of $129.3 million and $129.3 million for options exercisable.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        The actual tax benefit from options exercised and restricted stock vested under the Select Plan for North America was $96.7 million.

        The following table summarizes information about ADS options outstanding at December 31, 2008:

	ADS options outstanding			ADS options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$	millions	years	$	millions	$
35–39	7.5	3.7	36.7	7.5	36.7
40–44	1.3	2.2	42.0	1.3	42.0
45–49	8.1	5.7	47.2	8.1	47.2
50–54	6.2	7.1	54.7	0.6	54.7
55–59	22.0	8.5	58.2	0.9	58.3

Total	45.1	6.8	51.7	18.4	43.3

        Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contracts were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date. The income of US Management ADS Appreciation Rights Plan recorded in the 2008 income statement amounted to $5 million (2007: $6 million).

Other Long-Term Equity-based Plans

Long-Term Performance Plan

        The Novartis Long-Term Performance Plan rewards key executives who have a significant impact on the long-term success of the Group. Performance is measured against annual Economic Value Added targets (EVA, as defined in the Novartis accounting manual). Any award depends on the Group's overall accumulated performance over a three-year period.

        If the actual performance of the Group is below a threshold level or the participant leaves during the performance period for reasons other than retirement, disability or death, then generally no shares are awarded.

        The Compensation Committee amended the Long-Term Performance Plan in 2005 to make Group EVA, as opposed to division or business area EVA, the relevant criterion and to make the performance period three years. The first delivery of shares, if any, under the amended plan occurs in January 2009 based on Group EVA achievement over the performance period 2006 to 2008.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        The expense recorded in continuing operations in the 2008 income statement related to this plan amounted to $12 million (2007: $37 million; 2006: $25 million). During 2008 a total of 304,250 performance share units (2007: 539,762 performance share units) were granted to 121 key executives participating in this plan.

Leveraged Share Savings Plans

        Associates in certain countries and certain key executives worldwide are encouraged to receive their incentive awards fully or partially in Novartis shares instead of cash. To that end, Novartis maintains several leveraged share savings plans under which Novartis matches investments in shares after a holding period. In principle, participating associates may only participate in one of these plans in any given year.

  •
  Shares invested in the Swiss Employee Share Ownership Plan (ESOP), which is available in Switzerland to approximately 11,300 associates, have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares invested. A total of 5,735 associates chose to participate in this plan related to incentives paid for performance in 2007.

  •
  In the United Kingdom, associates can invest up to 5% of their monthly salary, up to a maximum of GBP 125, in shares and may also be invited to invest all or part of their net bonus in shares. Two invested shares are matched with one share, which will vest after three years. As part of compensation for performance in 2007, approximately 1 500 associates in the United Kingdom participated in these plans.

  •
  21 key executives worldwide were invited to participate in a Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2007. Shares are invested in this plan for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

        In general, no shares are matched under these plans if an associate leaves Novartis prior to expiration of the blocking period for reasons other than retirement, disability or death.

        The expense recorded in continuing operations in the 2008 income statement related to these plans amounted to $365 million (2007: $270 million; 2006: $271 million). During 2008, a total of 4,151,698 shares (2007: 4,726,256 shares) were granted to participants of these plans.

Special Share Awards

        In addition to the components of compensation described above, selected associates may receive extraordinary or annual awards of restricted or unrestricted shares. These special share awards are discretionary providing flexibility to reward particular achievements or exceptional performance and retain key contributors. Restricted special share awards generally have a five-year vesting period. If a participant leaves Novartis for reasons other than retirement, disability or death, the participant will generally forfeit unvested shares. A total of 308 associates at different levels in the organization were awarded restricted shares in 2008. The expense recorded in continuing operations for such special share awards in the 2008 income statement amounted to $17 million (2007: $20 million; 2006: $18 million). During 2008 a total of 1,139,536 shares (2007: 1,068,910 shares) were granted to executives and selected associates.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

Summary of non-vested share movements

        The table below provides a summary of non-vested share movements for all plans:

	Number of shares in millions 2008	Fair value in $ millions 2008	Number of shares in millions 2007	Fair value in $ millions 2007
Non-vested shares at January 1	14.6	848.9	13.9	750.7
Granted	8.7	495.7	9.1	525.9
Vested	(8.5)	(400.3)	(7.5)	(373.5)
Forfeited	(1.2)	(57.4)	(0.9)	(54.2)

Non-vested shares at December 31	13.6	886.9	14.6	848.9

Idenix Pharmaceuticals Inc.

        Idenix Pharmaceuticals Inc. (Idenix), a majority owned subsidiary, recognizes compensation expense for share options granted to associates and non-associates. Idenix granted 1,338,550 share options for the nine months ended September 30, 2008 and 2,568,956 share options for the year ended December 31, 2007. The weighted average fair value of options granted during the nine months ended September 30, 2008 was $5.32 and $5.19 for the year ended December 31, 2007. The total intrinsic value of options exercised during the nine months ended September 30, 2008 was $1.6 million. The intrinsic value was calculated as the difference between the market value as of September 30, 2008 and the weighted average exercise price of the shares.

        The following table shows the Idenix equity-based compensation expense:

	Nine months ended September 30, 2008	Year ended December 31, 2007
	$ millions	$ millions
Total share-based compensation expense	4	9

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.   Equity-based participation plans of associates (Continued)

        The assumptions used for the Black-Scholes method are as follows:

	Nine months ended September 30, 2008	Year ended December 31, 2007
Expected dividend yield	0%	0%
Risk-free interest rate	2.83%	4.35%
Expected option term (in years)	5.1	5.1
Expected volatility	63.2%	59.5%

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

        Equity-based compensation expense recognized in the consolidated income statement is based on awards ultimately expected to vest and is reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods as options vest, if actual forfeitures differ from those estimates. Because substantially all of the Idenix share option grants vest monthly, equity-based associate compensation expense includes the actual impact of forfeitures.

28.   Related parties

Roche/Genentech

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and reimbursement fee and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of $886 million (2007: $393 million) have been recognized by Novartis.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.   Related parties (Continued)

        Novartis markets Xolair and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages. Novartis recognized total sales of Xolair of $211 million (2007: $140 million; 2006: $102 million) including sales to Genentech for the US market.

        The net cash outflow for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech totaled $85 million (2007: $4 million cash inflow; 2006: net cash inflow of $116 million).

Executive Officer and Director Compensation

        During 2008, there were 10 Executive Committee members ("Executive Officers"), including those who retired or terminated their employment (11 members in 2007; 8 members in 2006).

        The total compensation for members of the Executive Committee and the 12 Non-Executive Directors (10 in 2007; 11 in 2006) using IFRS 2 rules for accounting for equity-based compensation was as follows:

	Executive Officers			Non-Executive Directors			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Short-term benefits	12.0	12.6	10.0	6.4	4.8	5.2	18.4	17.4	15.2
Post-employment benefits	7.8	6.3	6.0				7.8	6.3	6.0
Termination benefits	1.3	1.3					1.3	1.3
Equity-based compensation	75.4	75.7	64.3				75.4	75.7	64.3

Total	96.5	95.9	80.3	6.4	4.8	5.2	102.9	100.7	85.5

        The annual incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Commitments and contingencies

Leasing commitments

2008
$ millions
Commitments arising from fixed-term operational leases in effect at December 31:
2009	301
2010	232
2011	162
2012	114
2013	105
Thereafter	259

Total	1,173

Expense of current year	344

Research & Development commitments

        The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Novartis that may be capitalized. As of December 31, 2008 the Group's commitments to make payments under those agreements were as follows:

	Unconditional commitments 2008	Potential milestone payments 2008	Total 2008
	$ millions	$ millions	$ millions
2009	86	284	370
2010	55	334	389
2011	36	310	346
2012	29	554	583
2013	29	438	467
Thereafter	70	834	904

Total	305	2,754	3,059

Other commitments

        The Novartis Group entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.   Commitments and contingencies (Continued)

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

30.   Principal currency translation rates

	2008	2007	2006
	$	$	$
Year-end exchange rates used for consolidated balance sheets:
1 CHF	0.948	0.881	0.819
1 EUR	1.411	1.465	1.317
1 GBP	1.450	1.996	1.965
100 JPY	1.107	0.884	0.841
Average of monthly exchange rates during the year used for consolidated income and cash flow statements:
1 CHF	0.925	0.834	0.798
1 EUR	1.470	1.371	1.256
1 GBP	1.853	2.002	1.842
100 JPY	0.970	0.850	0.860

31.   Events subsequent to the December 31, 2008 balance sheet date

        The 2008 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 27, 2009. On January 20, 2009, the Board proposed a dividend of CHF 2.00 per share to be approved at the Annual General Meeting on February 24, 2009. If approved, total dividend payments would amount to approximately $4.3 billion.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008

        The following describe the various types of entities within the Group:

/*/	Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.
‹*›	Sales: This entity performs sales and marketing activities for the Group.
\*/	Production: This entity performs manufacturing and/or production activities for the Group.
/*\	Research: This entity performs research and development activities for the Group.

	Share/paid-in capital(1)		Equity interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	61.3 m	100		‹*›
Sandoz S.A., Buenos Aires	ARS	11.8 m	100		‹*›	\*/
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		‹*›		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Melbourne, Victoria	AUD	7.6 m	100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		‹*›		/*\
Austria
Novartis Austria GmbH, Vienna	EUR	1.0 m	100	/*/
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		‹*›
Sandoz GmbH, Kundl	EUR	32.7 m	100	/*/	‹*›	\*/	/*\
Novartis Animal Health GmbH, Kundl	EUR	37,000	100		‹*›
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		‹*›	\*/
Belgium
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	19.2 m	100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		‹*›
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62,000	100		‹*›
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30,000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	20.0 m	100	/*/	‹*›	\*/	/*\
Brazil
Novartis Biociências S.A., São Paulo	BRL	255.8 m	100		‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	189,9 m	100		‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m	100		‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)			Equity interest %	Activities
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0	(2)	100		‹*›		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m		100		‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100		‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100		‹*›	\*/
Novartis Animal Health Canada Inc., Ontario	CAD	2		100		‹*›		/*\
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn		100		‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	132.1 m		100		‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200		100		‹*›
China Novartis Institutes for BioMedical Research Co. Ltd., Shanghai	USD	32.0 m		100				/*\
Suzhou Novartis Pharma Technology Co. Ltd., Changshu	USD	62.0 m		100			\*/
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m		100		‹*›
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	7.9 bn		100		‹*›	\*/
Croatia
Lek Zagreb d.o.o., Zagreb	HRK	25.6 m		100		‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m		100		‹*›
Sandoz s.r.o., Prague	CZK	44.7 m		100		‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	12.0 m		100		‹*›
Sandoz A/S, Odense	DKK	8.0 m		100		‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m		100		‹*›
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m		99			\*/
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP	250,000		96		‹*›
Finland
Novartis Finland Oy, Espoo	EUR	459,000		100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m		100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m		100		‹*›	\*/	/*\
Sandoz S.A.S., Levallois-Perret	EUR	2.6 m		100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m		100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900,000		100		‹*›	\*/
CIBA Vision S.A.S., Blagnac	EUR	1.8 m		100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)		Equity interest %	Activities
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Novartis Vaccines and Diagnostics GmbH & Co KG, Marburg	EUR	5.0 m	100		‹*›	\*/	/*\
Jenahexal Pharma GmbH, Jena	EUR	260,000	100		‹*›	\*/	/*\
Sandoz International GmbH, Holzkirchen	EUR	100,000	100	/*/
Sandoz Pharmaceuticals GmbH, Holzkirchen	EUR	5.1 m	100		‹*›	\*/
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
Hexal AG, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/
Salutas Pharma GmbH, Barleben	EUR	42.1 m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	26,000	100		‹*›
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Tiergesundheit GmbH, München	EUR	256,000	100		‹*›
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	131.5 m	100	/*/
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		‹*›	\*/	/*\
Novartis Vaccines and Diagnostics Limited, Frimley/Camberley	GBP	100	100			\*/
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			\*/
Sandoz Limited, Bordon	GBP	2.0 m	100		‹*›
Novartis Consumer Health UK Limited, Horsham	GBP	25,000	100		‹*›	\*/
Vericore Limited, Royston	GBP	2	100		‹*›	\*/
Novartis Animal Health UK Limited, Frimley/Camberley	GBP	100,000	100		‹*›		/*\
CIBA Vision (UK) Limited, Southampton	GBP	550,000	100		‹*›
Greece
Novartis (Hellas) S.A.C.I., Athens	EUR	14.6 m	100		‹*›
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		‹*›
Sandoz Hungary Limited Liability Company, Budapest	HUF	420.0 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	51		‹*›	\*/
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/
Ireland
Novartis Ireland Limited, Dublin	EUR	25,000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/
Chiron Healthcare Ireland Limited, Ringaskiddy, Country Cork	EUR	2	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)		Equity interest %	Activities
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Novartis Vaccines and Diagnostics S.r.l., Siena	EUR	41.5 m	100		‹*›	\*/	/*\
Sandoz S.p.A., Origgio	EUR	390,000	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	/*/
Ciba-Geigy Japan Limited, Tokyo	JPY	3.8 bn	100			\*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		‹*›		/*\
Sandoz K.K., Tokyo	JPY	100.1 m	100		‹*›	\*/	/*\
Novartis Animal Health K.K., Tokyo	JPY	50.0 m	100		‹*›		/*\
CIBA Vision K.K., Tokyo	JPY	495.0 m	100		‹*›
Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD	2.6 bn	100	/*/
Novartis Finance S.A., Luxembourg	USD	100,000	100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	100		‹*›
CIBA Vision Johor Sdn. Bhd., Gelang Patah	MYR	5.0 m	100			\*/
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100		‹*›
Sandoz B.V., Almere	EUR	907,570	100		‹*›	\*/
Novartis Consumer Health B.V., Breda	EUR	23,830	100		‹*›	\*/
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820,000	100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m	98		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Panama	USD	10,000	100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)		Equity interest %	Activities
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m	100		‹*›
Lek S.A., Strykow	PLN	5.7 m	100		‹*›	\*/
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500,000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100,000	100		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10,000	100			\*/
CIBA Vision Puerto Rico, Inc., Cidra	USD	1,000	100			\*/
Romania
Sandoz S.R.L., Targu-Mures	RON	19.3 m	100		‹*›	\*/
Russian Federation
Novartis Pharma LLC, Moscow	RUR	20.0 m	100		‹*›
ZAO Sandoz, Moscow	RUR	57.4 m	100		‹*›
Novartis Consumer Health LLC, Moscow	RUR	60.0 m	100		‹*›
Singapore
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd., Singapore	SGD	45.0 m	100			\*/
Novartis Asia Pacific Pharmaceuticals Pte Ltd. Singapore	SGD	1.0 m	100		‹*›
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2,004	100				/*\
CIBA Vision Asian Manufacturing and Logistics Pte Ltd, Singapore	SGD	1.0 m	100			\*/
Slovakia
Novartis Slovakia s.r.o., Bratislava	SKK	60.0 m	100		‹*›
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR	73.6 m	100	/*/	‹*›	\*/	/*\
Sandoz Pharmaceuticals d.d., Ljubljana	EUR	1.5 m	100		‹*›
South Africa
Novartis South Africa (Pty) Ltd., Kempton Park	ZAR	86.4 m	100		‹*›
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR	3.0 m	100		‹*›	\*/
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100	/*/	‹*›	\*/
Sandoz Farmacéutica, S.A., Barcelona	EUR	270,450	100		‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100		‹*›	\*/	/*\
Novartis Consumer Health, S.A., Barcelona	EUR	876,919	100		‹*›
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100		‹*›
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m	100	/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100		‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)		Equity interest %		Activities
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100		/*/
Novartis Holding AG, Basel	CHF	100.2 m	100		/*/
Novartis Research Foundation, Basel	CHF	29.3 m	100					/*\
Novartis Foundation for Management Development, Basel	CHF	100,000	100		/*/
Novartis Foundation for Employee Participation, Basel	CHF	100,000	100		/*/
Novartis Sanierungsstiftung, Basel	CHF	2.0 m	100		/*/
Roche Holding AG, Basel	CHF	160.0 m	33 & 6	(2)	/*/	‹*›	\*/	/*\
Alcon, Inc., Hünenberg	CHF	60.8 m	25		/*/
Novartis Pharma AG, Basel	CHF	350.0 m	100		/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m	100			‹*›
Novartis Pharma Schweizerhalle AG, Muttenz	CHF	18.9 m	100				\*/
Novartis Pharma Stein AG, Stein	CHF	251,000	100				\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100			‹*›
Speedel Holding AG, Basel	CHF	15.8 m	100		/*/
Sandoz AG, Basel	CHF	5.0 m	100			‹*›		/*\
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100,000	100			‹*›
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100		/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250,000	100			‹*›
Novartis Animal Health AG, Basel	CHF	101,000	100		/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St.Aubin	CHF	250,000	100					/*\
CIBA Vision AG, Embrach	CHF	300,000	100		/*/	‹*›
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m	100			‹*›	\*/
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m	100			‹*›
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m	100			‹*›	\*/
Sandoz Ilaç Sanayi ve Ticaret A.S., Kadiköy-Istanbul	TRY	31.7 m	100			‹*›	\*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.   Principal Group subsidiaries and associated companies as at December 31, 2008 (Continued)

	Share/paid-in capital(1)			Equity interest %	Activities
USA
Novartis Corporation, East Hanover, NJ	USD	72.2 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	1.7 bn		100	/*/
Novartis Capital Corporation, New York, NY	USD	1		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	21,000		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	41,000		100				/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	56,166		56				/*\
Novartis Vaccines and Diagnostics, Inc., Emeryville, CA	USD	3		100	/*/	‹*›	\*/	/*\
Sandoz Inc., Princeton, NJ	USD	25,000		100		‹*›	\*/	/*\
Eon Labs, Inc., Princeton, NJ	USD	1		100		‹*›	\*/
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Venezuela
Novartis de Venezuela, S.A., Caracas	VEB	1.4 bn		100		‹*›

In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries:

Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, Peru and Uruguay.

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value

m = million; bn = billion