Form 20-F
period 2010-12-31
NOVARTIS AG
filed 2011-01-27
CIK 1114448

Use these links to rapidly review the document

NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 27, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-15024

NOVARTIS AG
(Exact name of Registrant as specified in its charter)

NOVARTIS Inc.
(Translation of Registrant's name into English)

Switzerland
(Jurisdiction of incorporation or organization)

Lichtstrasse 35
4056 Basel, Switzerland

(Address of principal executive offices)

Thomas Werlen
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
011-41-61-324-2745
thomas.werlen@novartis.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of each exchange on which registered
American Depositary Shares each representing 1 share, nominal value CHF 0.50 per share, and shares	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

2,289,445,178 shares

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

Yes ☐    No ☒

INTRODUCTION

        Novartis AG and its consolidated affiliates (Novartis or the Group) publish consolidated financial statements expressed in US dollars. Our consolidated financial statements found in Item 18 of this annual report on Form 20-F (Form 20-F) are those for the year ended December 31, 2010 and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

 USE OF CERTAIN TERMS

        In this Form 20-F, references to "Alcon" are to Alcon, Inc.; references to "US dollars," "$" or "USD" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs; references to the "United States" or to "US" are to the United States of America, references to the European Union (EU) are to the European Union and its 27 member states and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration, references to "EMA" are to the European Medicines Agency, an agency of the EU, and references to the CHMP are to the EMA's Committee for Medicinal Products for Human Use; references to "ADS" or "ADSs" are to Novartis American Depositary Shares, and references to "ADR" or "ADRs" are to Novartis American Depositary Receipts; references to the NYSE are to the New York Stock Exchange, and references to the SIX are to the SIX Swiss Exchange. All product names appearing in italics are trademarks owned by or licensed to Group companies. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Group companies. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each Group company is legally separate from all other Group companies and manages its business independently through its respective board of directors or other top local management body. No Group company operates the business of another Group company nor is any Group company the agent of any other Group company. Each executive identified in this Form 20-F reports directly to other executives of the Group company which employs the executive, or to that Group company's board of directors.

 FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding potential growth opportunities from the acquisition of a 77% majority ownership in Alcon, Inc. or regarding the expected merger with Alcon, or the potential impact on Alcon or Novartis of the expected merger; or regarding potential future sales or earnings of the Novartis Group or any of its divisions as a result of the expected merger or otherwise, or of Alcon, or any potential synergies, strategic benefits or opportunities as a result of the expected merger; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that such products will achieve any particular revenue levels. Nor can there be any guarantee that the expected merger with Alcon will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of either Novartis' acquisition of a 77% majority ownership in Alcon, Inc., or as a result of the expected merger with Alcon. Nor can there be any guarantee that the Novartis Group, or any of its divisions, or Alcon will achieve any particular financial results, whether as a result of the merger or otherwise. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; disruptions from the Alcon 77% implementation and the expected merger making it more difficult to maintain business and operational relationships, and relationships with key employees; unexpected product manufacturing issues; uncertainties regarding actual or potential legal proceedings, including, among others, litigation seeking to prevent the merger from taking place, product liability litigation, litigation regarding sales and marketing practices, government investigations and intellectual property disputes; competition in general; government, industry, and general public pricing and other political pressures; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new pharmaceutical products; and the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information—3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A    Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 are included in "Item 18. Financial Statements" in this Form 20-F.

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

	Year Ended December 31,
	2010	2009	2008	2007	2006
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales from continuing operations	50,624	44,267	41,459	38,072	34,393

Operating income from continuing operations	11,526	9,982	8,964	6,781	7,642
Income from associated companies	804	293	441	412	264
Financial income	64	198	384	531	354
Interest expense	(692)	(551)	(290)	(237)	(266)

Income before taxes from continuing operations	11,702	9,922	9,499	7,487	7,994
Taxes	(1,733)	(1,468)	(1,336)	(947)	(1,169)

Net income from continuing operations	9,969	8,454	8,163	6,540	6,825
Net income from discontinued operations			70	5,428	377

Group net income	9,969	8,454	8,233	11,968	7,202

Attributable to:
Shareholders of Novartis AG	9,794	8,400	8,195	11,946	7,175
Non-controlling interests	175	54	38	22	27
Operating income from discontinued operations (including divestment gains)			70	6,152	532
Basic earnings per share ($):
—Continuing operations	4.28	3.70	3.59	2.81	2.90
—Discontinued operations			0.03	2.34	0.16
—Total	4.28	3.70	3.62	5.15	3.06
Diluted earnings per share ($):
—Continuing operations	4.26	3.69	3.56	2.80	2.88
—Discontinued operations			0.03	2.33	0.16
—Total	4.26	3.69	3.59	5.13	3.04
Cash dividends(1)	4,486	3,941	3,345	2,598	2,049
Cash dividends per share in CHF(2)	2.20	2.10	2.00	1.60	1.35
Operating income from continuing operations earnings per share ($):
—Basic	5.04	4.40	3.96	2.93	3.26
—Diluted	5.01	4.38	3.92	2.91	3.24

(1)
Cash dividends represent cash payments in the applicable year that generally relate to earnings of the previous year.

(2)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2010 will be proposed to the Annual General Meeting on February 22, 2011 for approval.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments	8,134	17,449	6,117	13,201	7,955
Inventories	6,093	5,830	5,792	5,455	4,498
Other current assets	12,458	10,412	8,972	8,774	8,215
Non-current assets	96,633	61,814	57,418	48,022	46,604
Assets held for sale related to discontinued operations					736

Total assets	123,318	95,505	78,299	75,452	68,008

Trade accounts payable	4,788	4,012	3,395	3,018	2,487
Other current liabilities	19,870	15,458	13,109	13,623	13,540
Non-current liabilities	28,891	18,573	11,358	9,415	10,480
Liabilities related to discontinued operations					207

Total liabilities	53,549	38,043	27,862	26,056	26,714

Issued share capital and reserves attributable to shareholders of Novartis AG	63,196	57,387	50,288	49,223	41,111
Non-controlling interests	6,573	75	149	173	183

Total equity	69,769	57,462	50,437	49,396	41,294

Total liabilities and equity	123,318	95,505	78,299	75,452	68,008

Net assets	69,769	57,462	50,437	49,396	41,294
Outstanding share capital	832	825	820	815	850
Total outstanding shares (millions)	2,289	2,274	2,265	2,264	2,348

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share	Total Dividend per share in $
		(CHF)	($)
2006	March 2007	1.35	1.09
2007	February 2008	1.60	1.53
2008	February 2009	2.00	1.72
2009	March 2010	2.10	1.95
2010(1)	March 2011	2.20	2.34	(2)

(1)
Dividend to be proposed at the Annual General Meeting on February 22, 2011 and to be distributed March 1, 2011.

(2)
Translated into US dollars at the 2010 Reuters Market System period end rate of $1.06 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters Market System. The exchange rate in effect on January 25, 2011, as found on Reuters Market System, was CHF 1.00 = $1.06.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low	High
2006	0.82	0.80	0.76	0.84
2007	0.88	0.83	0.80	0.91
2008	0.94	0.93	0.82	1.02
2009	0.97	0.92	0.84	1.00
2010	1.06	0.96	0.86	1.07
Month end,
August 2010			0.95	0.98
September 2010			0.98	1.03
October 2010			1.01	1.05
November 2010			1.00	1.04
December 2010			1.00	1.07
January 2011(2)			1.03	1.07

(1)
Represents the average of the exchange rates on the last day of each full month during the year.

(2)
Through January 25, 2011.

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

        Our Pharmaceuticals Division's products are generally protected by patent rights, which are intended to provide us with exclusive rights to market the patented products. However, those patent rights are of varying strengths and durations. Loss of market exclusivity for one or more important products—including the loss of exclusivity on Diovan, our best-selling product, which we face in the EU this year, and in the US in 2012 and in Japan in 2013—will have a material adverse effect on our results of operations.

        The introduction of a generic version of a branded medicine typically results in a significant and rapid reduction in net sales for the branded product because generic manufacturers typically offer their unbranded versions at sharply lower prices. Such competition can result from the regular expiration of the term of the patent. Such competition can also result from the entry of generic versions of another medicine in the same therapeutic class as one of our drugs, or in another competing therapeutic class. In addition, generic manufacturers frequently take an aggressive approach to challenging patents, conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement, before final resolution of legal proceedings.

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

        Some of our best-selling products are expected to face significant competition beginning as early as this year due to the end of market exclusivity resulting from the expiry of patent protection.

  •
  The patent on valsartan, the active ingredient of Diovan/Co-Diovan/Diovan HCT (high blood pressure), expires in the major countries of the EU during 2011, in the US in September 2012, and in Japan in 2013. In addition, the active ingredient valsartan is also used in the single-pill combination therapies Exforge/Exforge HCT (high blood pressure). While there is an expectation that market exclusivities for Exforge/Exforge HCT will remain in the EU and Japan due to regulatory exclusivities, there is a risk that the product may face generic competition in the US beginning in September 2012.

  •
  The patent on zoledronic acid, the active ingredient in Zometa (cancer), as well as in Reclast/Aclasta (osteoporosis), will expire in 2013 in the US and in 2012 and 2013 in other major markets.

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

        Clearly, with respect to major products for which the patent terms are expiring, the loss of exclusivity of these products will have a material adverse effect on our business, financial condition and results of operations. In addition, should we unexpectedly lose exclusivity on additional products due to patent litigation or other reasons, this will have a material adverse effect on our business, financial condition and results of operations, both due to the loss of revenue, and the difficulties in planning for such losses.

Our research and development efforts may not succeed in bringing high-potential products to market, or to do so cost-efficiently enough, or in sufficient numbers.

        Our ability to continue to grow our business and to replace sales lost due to the end of market exclusivity depends upon the success of our research and development activities in identifying, and successfully and cost-effectively developing high-potential breakthrough products that address unmet needs, are accepted by patients and physicians, and are reimbursed by payors. To accomplish this, we commit substantial effort, funds and other resources across all our divisions to research and development, both through our own dedicated resources and through various collaborations with third parties. Developing new healthcare products and bringing them to market, however, is a highly costly, lengthy and uncertain process. In spite of our significant investments, there can be no guarantee that our research and development activities will produce a sufficient number of commercially viable new products.

        Using the products of our largest division as an example, the research and development process for a new pharmaceutical product can take up to 15 years, or even longer, from discovery to commercial product launch—and with a limited available patent life the longer it takes to develop a product, the less time there will be for us to recoup our development costs. New products need not only undergo intensive preclinical and clinical testing, but also must be approved by means of highly complex, lengthy and expensive approval processes which can vary from country to country. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us and add substantial expense, or that we will not achieve our goals and, accordingly, may be forced to abandon a product in which we have invested substantial amounts of time and money. Reasons for delays may include: failure of the product candidate in preclinical studies; difficulty enrolling patients in clinical trials or delays or clinical trial holds at clinical trial sites; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; adverse reactions to the product candidate or indications of other safety concerns; insufficient clinical trial data to support the safety or efficacy of the product candidate; our inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-efficient manner; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured. In addition, FDA and other governmental health authorities have recently begun to intensify their scrutiny of pharmaceutical companies' compliance with regulations related to the development of new products, thus adding to the obstacles and costs we face in bringing new products to market.

        Our Vaccines and Diagnostics Division faces challenges similar to those faced by our Pharmaceuticals Division in developing and bringing to market new vaccines. In particular, our Vaccines and Diagnostics Division has been working to fully develop and bring to market two vaccines, Menveo and Bexsero, to combat different strains of meningococcal disease in patients of a wide range of age groups. These products are the primary products in the division's pipeline. If our Vaccines and Diagnostics Division were unable to successfully develop one or both of these products, or if the partial or full approvals of either or both of these products were significantly delayed, it could have a material adverse effect on the medium to long-term success of the division, and of the Group as a whole.

        In addition, our Sandoz Division has made, and expects to continue to make, significant investments in the development of biotechnology based, "biologic" medicines intended for sale as bioequivalent or "biosimilar" generic versions of currently-marketed biotechnology products. While the development of such products can be somewhat less costly and complex than the development of originator biologic medicines, to date many countries do not yet have an established legislative or regulatory pathway which would permit such products to be sold in a manner in which the biosimilar product would be readily substitutable for the originator product. Significant delays in the development of such pathways, or significant impediments that may ultimately be built into such pathways, could diminish the value of the investments that Sandoz has made, and will continue to make, in its biotechnology operations, and could have a material adverse effect on the long-term success of the Group as a whole.

        If we are unable to cost-effectively maintain an adequate flow of successful new products and new indications for existing products sufficient to cover our substantial research and development costs and to replace sales lost as older products are lost to generic competition (including the significant number of important products likely to face generic competition in the near future), or are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations. For a description of the approval processes which must be followed to market our products, see the sections headed "Regulation" included in the descriptions of our four operating divisions under "Item 4. Information on the Company—Item 4.B Business Overview."

Increasing regulatory scrutiny of drug safety and efficacy has and is likely to continue to adversely affect us.

        Following several widely publicized issues in recent years, health regulators are increasingly focusing on product safety. Recently, the Obama Administration has publicly emphasized the importance of enforcing US drug safety regulations. In addition, authorities have paid increased attention to the risk/benefit profile of pharmaceutical products with an increasing emphasis on product safety and the value-added of products. These developments have led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials, and for more detailed analyses of the trials. As a result, the already lengthy and expensive process of obtaining regulatory approvals for pharmaceutical products has become even more challenging.

        In addition, for the same reason, the post-approval regulatory burden has been increasing. Approved drugs have increasingly been subject to requirements such as risk evaluation and mitigation strategies (REMS), Risk Management Plans, comparative effectiveness studies, Health Technology Assessments and requirements to conduct post-approval Phase IV clinical trials to gather far more detailed safety and other data on products. These requirements have the effect of making the maintenance of regulatory approvals and achieving reimbursement for our products increasingly expensive, and further heightening the risk of recalls, product withdrawals, or loss of market share.

        Like our industry peers, we have been required by health authorities to conduct additional clinical trials, and to submit additional analyses of our data in order to obtain product approvals. We have had REMS and other such requirements imposed as a condition of approval of our new drugs. By increasing the costs of, and causing delays in obtaining approvals—and creating a risk that safe and efficacious products will not be approved, or will be removed from the market after previously having been approved—these regulatory requirements have had, and likely will continue to have, a material adverse effect on our business, financial condition and results of operations.

Our business is increasingly affected by pressures on pricing for our products.

        The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control spending even more tightly. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. These ongoing pressures affect all of our businesses that rely on reimbursement—including Pharmaceuticals, Sandoz and Vaccines—and involve government-imposed industry-wide price reductions, mandatory pricing systems, reference pricing initiatives, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs and growing pressure on physicians to reduce the prescribing of patented prescription medicines. Such initiatives include the 2010 enactment of healthcare reform in the US, and its forthcoming implementation.

        As a result of such measures, we faced downward pricing pressures on our branded and generic drugs in many countries in 2010. For example, Greece imposed temporary price cuts of from 3-27%. Germany increased the required rebate for certain products from 6-16%. Turkey imposed a discount on certain products of from 11-23%. And Spain imposed a discount of 7.5% on branded drugs and a discount of 25% on generic drugs.

        We expect these efforts to continue in 2011 as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price cuts. For more information on price controls and on our challenging business environment see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Price Controls."

Failure to comply with law, and resulting legal proceedings may have a significant negative effect on our results of operations.

        We are obligated to comply with the laws of the approximately 140 countries in which we operate, covering an extremely wide range of activities. To that end, we have a strong global compliance with law program in place. Nonetheless, despite our efforts, any failure to comply with law could lead to substantial liabilities that may not be covered by insurance, and could affect our business and reputation.

        In particular, in recent years, there has been a trend of increasing litigation and government investigations against companies operating in the industries of which we are a part, especially in the US. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including proceedings regarding product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, and intellectual property matters. Such proceedings are inherently unpredictable, and large verdicts sometimes occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

        In addition, governments and regulatory authorities have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, insider trading, antitrust and trade restrictions. Responding to such investigations is costly, and a significant diversion of management's attention from our business. In addition, such investigations may affect our reputation and create a risk of potential exclusion from government reimbursement programs in the US and other countries. These factors have contributed to decisions by us and other companies in our industry to enter into settlement agreements with governmental authorities around the world. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties up to treble damages. In addition, settlements of healthcare fraud cases often require companies to enter into a corporate integrity agreement, which is intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Our businesses have been subject, from time to time, to governmental investigations and information requests by regulatory authorities. For example, our US affiliate Novartis Pharmaceuticals Corporation (NPC) recently settled parallel civil and criminal investigations by the US government into allegations of potential inappropriate marketing and promotion of six Novartis drugs. As part of the settlement, NPC agreed to plead guilty to one misdemeanor, and to resolve civil charges against it, agreeing to pay a total of $422.5 million, and to enter into a five-year Corporate Integrity Agreement.

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

        In addition, the US affiliate of our Pharmaceuticals Division was sued by certain of its pharmaceutical sales representatives alleging that the affiliate violated wage and hour laws by failing to pay them overtime compensation. These lawsuits are part of a number of actions pending against pharmaceutical companies that challenge the industry's long-term practice of treating pharmaceutical sales representatives as salaried employees. In January 2009, the trial court held that the pharmaceutical sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs appealed the judgment to the US Court of Appeals, which vacated the judgment of the trial court in July 2010, and remanded the case to the SDNY for further proceedings. We have sought the US Supreme Court's permission to appeal the Court of Appeals' reversal of the trial court's decision. Should we fail to succeed in defeating the pharmaceutical sales representatives' suit, we would be required to comply with orders which may be disruptive and costly to our business.

        Adverse judgments or settlements in any of these cases could have a material adverse effect on our business, financial condition and results of operations.

        For more detail regarding specific legal matters currently pending against us and provisions for such matters, see "Item 18. Financial Statements—note 20." See also "—Our reliance on third parties for the performance of key business functions heightens the risks faced by our businesses" below.

The manufacture of our products is highly regulated and complex, and may result in a variety of issues that could lead to extended supply disruptions and significant liability.

        The products we market and sell are either manufactured at our own dedicated manufacturing facilities or by third parties. In either case, we must ensure that all manufacturing processes comply with current Good Manufacturing Practices (cGMP) and other applicable regulations, as well as with our own high quality standards. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA, and such health authorities have recently begun to intensify their scrutiny of manufacturers' compliance with such requirements. If we or our third-party suppliers fail to comply fully with these requirements then there could be a regulatorily-required shutdown of production facilities or production lines, which in turn could lead to product shortages, or to our being entirely unable to supply product to patients for an extended duration. This, in turn, could lead to a significant loss of sales revenue. In addition, health authorities have begun to impose significant penalties for such failures to comply with cGMP. A failure to comply fully with cGMP could also lead to a delay in the approval of new products to be manufactured at the impacted site.

        Like our competitors, we have faced significant manufacturing issues, and have received Warning Letters relating to such manufacturing issues. For example, in December 2010, a CIBA Vision manufacturing facility in Cidra, Puerto Rico received a Warning Letter from the FDA, primarily as a result of questions involving the testing methods used for certain contact lenses manufactured there. As a result, CIBA Vision recalled the product. An action plan is under development and will be presented to the FDA. However, there can be no guarantee of the outcome of this matter. Nor can there be any guarantee that we will not face similar such issues in the future, or that we will successfully manage such issues when they arise.

        In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply. As a result, the inherent fragility of certain of our production processes may cause the production of one or more of our products to be disrupted from time to time.

        In particular, an increasing portion of our portfolio, including products from our Pharmaceuticals, Vaccines and Diagnostics, and Sandoz Divisions, are "biologic" products. Unlike traditional "small-molecule" drugs, biologic drugs cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic drugs which meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to batch failures or recalls. In addition, because the production process is based on living micro-organisms, the process could be affected by contaminants which could impact those micro-organisms. In such an event, production shutdowns and extensive and extended decontamination efforts may be required.

        Finally, in addition to potential liability for government penalties, because our products are intended to promote the health of patients, for some of our products, any supply disruption, or other charges regarding production issues, could subject us to lawsuits or to allegations that the public health, or the health of individuals, has been endangered.

        In sum, a disruption in the supply of certain key products—whether as a result of a failure to comply with applicable regulations, the fragility of the production process, or our failure to accurately predict demand—could have a material adverse effect on our business, financial condition or results of operations.

The after-effects of the recent global economic and financial crisis may have a material adverse effect on our results.

        Many of the world's largest economies and financial institutions continue to be impacted by the recent global economic and financial crisis, with some continuing to face financial difficulty, a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. Such uncertain economic times may have a material adverse effect on our revenues, results of operations, financial condition and ability to raise capital. For example, the ongoing debt crisis in certain countries in Europe have increased pressures on those countries, and on payors in those countries to force healthcare companies to decrease the prices at which we may sell them our products. The debt crisis has also given rise to concerns that some countries may not be able to pay us for our products at all.

        In addition, the varying impact of difficult economic times on the economies of different countries has impacted, and may continue to unpredictably impact, the translation of our operating results into US dollars, our reporting currency. This is particularly so given recent financial troubles in many European economies, and the resultant investor concerns about the future of the Euro. The financial and debt crises may also cause the value of our investments in our pension plans to decrease, requiring us to increase our funding of those pension plans. In addition, the financial crisis may also result in a lower return on our financial investments, and a lower value on some of our assets. Alternately, the financial crisis may result in a return to inflation, which could lead to higher interest rates, which would increase our costs of raising capital. See also "—If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as our pension-related costs in the future" below, and "—Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets" below.

        To the extent that the economic and financial crisis is directly affecting consumers, some of our businesses, including the business units of our Consumer Health Division, may be particularly sensitive to declines in consumer spending. In addition, our Pharmaceuticals, Vaccines and Diagnostics, and Sandoz Divisions may not be immune to consumer cutbacks, particularly given the increasing requirements in certain countries that patients pay a larger contribution toward their own healthcare costs. As a result, there is a risk that consumers may cut back on prescription drugs and vaccines, as well as consumer health products, to help cope with rising costs and difficult economic times.

        To the extent that the economic and financial crisis is directly affecting businesses, it may also lead to a disruption or delay in the performance of third parties on which we rely for parts of our business, including licensees and collaboration partners, distributors, clinical trial providers and suppliers of products, intermediates and other goods or services. Such disruptions or delays could have an adverse effect on our business and results of operations. See also "—Our reliance on third parties for the performance of key business functions heightens the risks faced by our businesses" below.

        At the same time, significant changes and volatility in the equity, credit and foreign exchange markets, in the consumer and business environment, and in the competitive landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook which we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, under current market conditions there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Risks related to our acquisition of a majority interest in Alcon, Inc. and our proposed merger with Alcon.

        On August 25, 2010, we completed our acquisition of Nestlé's remaining 52% majority stake in Alcon. This acquisition, on top of the 25% stake in Alcon which we had previously purchased from Nestlé, resulted in our becoming the 77% majority shareholder of Alcon. Afterwards, on December 15, 2010, we announced that we had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to certain approvals and conditions, which when completed would cause Alcon to be 100% owned by Novartis and enable Alcon to become a new division of Novartis.

        The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions. If the merger is delayed, the timing and/or realization of the anticipated benefits and cost savings from fully integrating the businesses of Novartis and Alcon will be adversely affected, with the delay making it more difficult to maintain business and operational relationships, and relationships with key employees. Once the merger with Alcon is approved and completed, its success will depend, in part, on the combined company's ability to realize the expected benefits and cost savings and to retain and motivate its executives and key employees. See also "Item 18. Financial Statements—note 20" for information regarding pending litigation between Alcon's shareholders and Novartis.

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

        We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill, acquired research and development, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations. In 2010, for example, we recorded an intangible asset impairment charge of $704 million after we decided not to pursue further development of Pharmaceuticals Division pipeline products albinterferon alfa-2b, Mycograb and ASA404. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Intangible and Tangible Assets" and "Item 18. Financial Statements—note 11."

Our indebtedness could adversely affect our operations.

        As of December 31, 2010 we had $14.4 billion of non-current financial debt and $8.6 billion of current financial debt. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions and otherwise places us at a competitive disadvantage to our competitors that have less debt. We may have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

Our reliance on third parties for the performance of key business functions heightens the risks faced by our businesses.

        We invest a significant amount of effort and financial resources into outsourcing and offshoring certain key business functions with third parties, including research and development collaborations, manufacturing operations, warehousing, distribution activities, certain finance functions, marketing activities, data management and others. We do not control the third parties to whom we outsource these functions, but we depend on them to achieve results which may be significant to us. If these third parties fail to meet our expectations, we may lose our investment in the collaborations and fail to receive the expected benefits. In addition, should any of these third parties fail to comply with the law in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law, as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

        In particular, in many countries, including many less-developed markets, we rely heavily on third party distributors and other agents for the marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to those within our organization. Some of these countries are plagued by corruption. If our efforts to screen our third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our reputation and our business, financial condition or results of operations.

We may not be able to realize the expected benefits of our significant investments in emerging growth markets.

        At a time of slowing growth in sales of pharmaceuticals in industrialized countries, many emerging markets have experienced comparatively strong economies, leading to proportionally higher growth and an increasing contribution to the industry's global performance. In 2010, we generated $4.6 billion, or approximately 10% (2009: 9%) of net sales (excluding Alcon) from our six priority emerging markets—Brazil, China, India, Russia, South Korea and Turkey—as compared with $30.8 billion, or approximately 64% (2009: 65%) of our net sales, in the world's seven largest developed markets. However, combined net sales in the six priority emerging markets grew 12% in constant currency in 2010, compared to 8% sales growth in constant currency in the seven largest developed markets during the same period. As a result of this trend, we have been taking steps to increase our presence in these priority emerging markets and in other emerging markets. For example, we continue to expand a cross-divisional operating structure to accelerate growth in smaller emerging markets and better position the comprehensive presence of all

Novartis products in these markets. These types of markets include Northern and Sub-Saharan Africa, Central Asia and some countries in Southeast Asia.

        There is no guarantee that our efforts to expand our sales in these countries will succeed, or that these countries will continue to experience growth rates in excess of the world's largest markets. Some emerging countries may be especially vulnerable to the after-effects of the recent global financial crisis, or may have very limited resources to spend on healthcare. See "—The after-effects of the recent economic and financial crisis may have a material adverse effect on our results" below. Many of these countries have a relatively limited number of persons with the skills and training suitable for employment at an enterprise such as ours. See also "—An inability to attract and retain qualified personnel could adversely affect our business" below. In other emerging countries, we may be required to rely on third-party agents, which may put us at risk of liability. See also "—Legal proceedings may have a significant negative effect on our results of operations" above. In addition, many of these countries have currencies that fluctuate substantially. If currencies devalue and we cannot offset the devaluations with price increases, our products may become less profitable.

        For all these reasons, our sales to emerging growth markets carry significant risks. A failure to continue to expand our business in emerging growth markets could have a material adverse effect on our business, financial condition or results of operations.

Failure to obtain marketing exclusivity periods for new generic products, or to develop differentiated products, as well as intense competition from branded pharmaceuticals companies, may have an adverse effect on the success of our Sandoz Division.

        Our Sandoz Division achieves significant revenue opportunities when it secures and maintains exclusivity periods granted for generic products in certain markets—particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act—and when it is able to develop differentiated products with few, if any, generic competitors. Failure to obtain and maintain these market opportunities could have an adverse effect on the success of Sandoz. In addition, the division faces intense competition from branded pharmaceuticals companies, which commonly take aggressive steps to limit the availability of exclusivity periods or to reduce their value. These activities may increase the costs and risks associated with our efforts to introduce generic products and may delay or entirely prevent their introduction.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as our pension-related costs in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our current and former associates. We are required to make significant assumptions and estimates about future events in calculating the present value of expected future expense and liability related to these plans. These include assumptions about discount rates we apply to estimated future liabilities, expected returns on plan assets and rates of future compensation increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates. Assumptions and estimates used by Novartis may differ materially from the actual results we experience due to changing market and economic conditions (including the effects of the recent global economic and debt crisis, which, to date, have resulted in extremely low interest rates), higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, a decrease in the discount rate we apply in determining the present value of expected future obligations of one-half of one percent would have increased our year-end defined benefit obligation by $1.1 billion. Any differences between our assumptions and estimates and our actual experience could have a material effect on our results of operations and financial condition. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 5. Operating and Financial Review and Prospects—

Item 5.A Operating Results—Critical Accounting Policies and Estimates—Retirement and other post-employment plans" and "Item 18. Financial Statements—note 25". See also "—The after-effects of the recent economic and financial crisis may have a material adverse effect on our results" above.

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

        The OTC Business Unit of our Consumer Health Division sells over-the-counter medicines, many of which contain ingredients also sold by competitors in the OTC industry. Particularly in the US, our branded OTC products compete against "store brand" products that are made with the same active ingredients as ours. These products do not carry our trusted brand names, but they also do not carry the burden of the expensive advertising and marketing that helped to establish demand for the product. As a result, the store brand products may be sold at lower prices. In recent years, consumers have increasingly begun to purchase store brand OTC products instead of branded products. In addition, in recent years, significant questions have arisen regarding the safety, efficacy and potential for misuse of certain products sold by our OTC Business Unit and its competitors. As a result, health authorities around the world have begun to re-evaluate some important over-the-counter products, leading to restrictions on the sale of some of them and even the banning of certain products. For example, in 2010, the FDA undertook a review of one cough medicine ingredient to consider whether over-the-counter sales of the ingredient remained appropriate. While FDA has not, to date, changed the ingredient's status, further regulatory or legislative action may follow, and litigation has often followed actions such as these, particularly in the US. Additional actions and litigation regarding OTC products are possible in the future. These trends have had, and may continue to have, a significant adverse effect on the success of our OTC Business Unit. See also "—The after-effects of the recent economic and financial crisis may have a material adverse effect on our results" above.

Ongoing consolidation among our distributors may increase both the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, a significant portion of our global sales are made to a relatively small number of US drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally are all in the US, and accounted for approximately 8%, 8% and 7%, respectively, of Group net sales in 2010. The largest trade receivables outstanding were for these three customers, amounting to 9%, 5% and 6%, respectively, of the Group's trade receivables at December 31, 2010. The trend has been toward further consolidation among our distributors, especially in the US. As a result, our distributors are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past. This could have a material adverse effect on our business, financial condition and results of operations.

An inability to attract and retain qualified personnel could adversely affect our business.

        We highly depend upon skilled personnel in key parts of our organization, and we invest heavily in recruiting and training qualified individuals. The loss of the service of key members of our organization—

particularly senior members of our scientific and management teams—could delay or prevent the achievement of major business objectives. In addition, the success of our research and development activities is particularly dependent on our ability to attract and retain sufficient numbers of high-quality researchers and development specialists.

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

        In the past year, the US dollar, our reporting currency, has suffered significant decreases in value against other world currencies. Because a significant portion of our earnings and expenditures are in currencies other than the US dollar, these decreases have had a significant impact on our reported net sales and earnings. In 2010, 36% of our net sales were made in US dollars, 29% in euros, 8% in Japanese yen, 2% in Swiss francs and 25% in other currencies. During the same period, 34% of our expenses arose in US dollars, 27% in euros, 13% in Swiss francs, 4% in Japanese yen and 22% in other currencies. As has happened in the recent past, changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our sales, costs and earnings. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5.A Operating Results—Effects of Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk." See also "—The after-effects of the recent economic and financial crisis may have a material adverse effect on our results" above.

Significant disruptions of information technology systems or breaches of data security could adversely affect our business.

        Our business is increasingly dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes as well as internal and external communications. The size and complexity of our computer systems make them potentially vulnerable to breakdown, malicious intrusion and computer viruses which may result in the impairment of production and key business processes.

        In addition, our systems are potentially vulnerable to data security breaches—whether by employees or others—which may expose sensitive data to unauthorized persons. Such data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others.

        Such disruptions and breaches of security could have a material adverse effect on our business, financial condition and results of operations.

Increasing use of social media could give rise to liability or breaches of data security.

        Novartis and our associates are increasingly relying on social media tools as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to either the rules that apply to such communications, or as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media tools, our associates may make use of them in ways that may not be sanctioned by the company, and which may give rise to liability, or which could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. In either case, such uses of social media could have a material adverse effect on our business, financial condition and results of operations.

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

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel, Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        The Novartis Group is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, 100% of most significant operating companies, with the particular exception of Alcon, Inc. and its subsidiaries, which are currently majority owned. For a list of our significant operating subsidiaries, see "Item 18. Financial Statements—note 31."

Important Corporate Developments 2008-January 2011

        The following is an overview of certain important developments between 2008 and January 2011:

2011
January
Novartis announces agreement to acquire Genoptix, Inc. in an all cash tender offer at $25.00 per share. This represents a total equity value of $470 million and an enterprise value of $330 million. Genoptix laboratory service offerings would provide a strategic fit with the portfolio of our Molecular Diagnostics unit and would complement our internal capabilities aimed at improving health outcomes by advancing individualized treatment programs.
2010
December
Novartis announces $500 million investment over the next five years in healthcare in Russia, including for the construction of a new Novartis manufacturing plant in St. Petersburg, and the expansion of research and development collaborations and public health alliances.

Novartis announces that it has entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to certain approvals and conditions, which when completed would cause Alcon to be 100% owned by Novartis and enable Alcon to become a new division of Novartis focused on eye care. Novartis also announced the reactivation of its share buyback program.
November	Novartis discontinues development of ASA404 for non-small cell lung cancer, resulting in an intangible asset impairment charge of approximately $120 million.
October
Novartis discontinues development of two investigational compounds: albinterferon alfa-2b for hepatitis C and Mycograb for invasive candidiasis, resulting in impairment and other charges of approx $584 million.

September	Novartis Pharmaceuticals Corporation (NPC), a US subsidiary of Novartis AG, agrees to settle civil and criminal investigations by the US Government regarding Trileptal and five other products. As part of the settlement, NPC agreed to plead guilty to one misdemeanor, and to pay criminal fines and civil penalties totaling $422.5 million. NPC also entered into a five-year Corporate Integrity Agreement, which will require it to implement additional compliance-related measures.
Novartis sells US rights to the overactive bladder treatment Enablex for $400 million in cash from Warner Chilcott.
August	Novartis completes 77% majority ownership of Alcon adding new growth platform in eye care to its leading healthcare portfolio.
July
NPC agrees to settle gender discrimination claims associated with class action brought on behalf of female members of sales force for payment of $152.5 million to eligible class members, and commitment to implement comprehensive programs designed to ensure that all members of its sales force are treated fairly. The court approved the settlement in November.
April	Sandoz announces the acquisition of Oriel Therapeutics. The sale closed in June, gaining rights to a portfolio of respiratory products targeting asthma and COPD.
March	Novartis successfully completes a $5.0 billion bond market transaction in three tranches.
February	Novartis gains exclusive rights to DEB025, an antiviral agent in Phase IIb development as potential first-in-class hepatitis C therapy.
January
Novartis announces its intention to gain full ownership of Alcon by first completing the April 2008 agreement with Nestlé S.A. to acquire a 77% majority stake in Alcon, and subsequently entering into an all-share direct merger with Alcon for the remaining 23% minority stake.
2009
December
Novartis enters into an agreement to acquire Corthera Inc. for $120 million plus potential milestone payments related to the successful development and commercialization of relaxin, a potential treatment for acute decompensated heart failure. The acquisition was completed in February 2010.
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
Novartis successfully completes a $5.0 billion debt offering in the US.
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

        The Group's wholly-owned businesses are organized in four global operating divisions:

  •
  Pharmaceuticals: Innovative patent-protected prescription medicines

  •
  Vaccines and Diagnostics: Human vaccines and blood-testing diagnostics

  •
  Sandoz: Generic pharmaceuticals

  •
  Consumer Health: OTC (over-the-counter medicines), Animal Health and CIBA Vision (contact lenses and lens-care products)

        In addition, the Group's healthcare portfolio is complemented by 77% ownership of Alcon, Inc, which discovers and develops innovative eye care products to improve the quality of life by helping people see better.

        Our strategy is to strengthen our healthcare portfolio through sustained investments in innovation, as well as through targeted acquisitions. In April 2008, we announced a significant agreement with Nestlé S.A. providing the right to acquire 77% majority ownership of Alcon in two steps and add this world leader in eye care to our portfolio. In July 2008, the first step was completed when Novartis acquired a 25% stake in Alcon for $10.4 billion in cash. The second step was subsequently completed on August 25, 2010 when we acquired Nestle's 52% majority stake for $28.3 billion in cash. Afterwards, on December 15, 2010, we announced that we had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to certain approvals and conditions, which when completed would cause Alcon to be 100% owned by Novartis and enable Alcon to become a new division of Novartis focused on eye care. Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a Contingent Value Amount (CVA) to be settled in cash that will in aggregate equal $168 per share. If the value of 2.8 Novartis shares is more than $168 the number of Novartis shares will be reduced accordingly. The total merger consideration for the non-controlling interest will be $12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash.

        The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions. Following the expected successful completion of the merger, Alcon is planned to be established as a new Novartis division that will include CIBA Vision and selected ophthalmic medicines.

        Novartis achieved net sales of $50.6 billion in 2010, while net income amounted to $10.0 billion. We invested $9.1 billion ($8.1 billion excluding impairment and amortization charges) in Research & Development in 2010.

        Headquartered in Basel, Switzerland, we employed 119,418 full-time equivalent associates, including 16,700 Alcon associates, as of December 31, 2010, and have operations in approximately 140 countries around the world.

Pharmaceuticals Division

        Our Pharmaceuticals Division researches, develops, manufactures, distributes and sells branded prescription medicines in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Integrated Hospital Care; and Other additional products. The Pharmaceuticals Division is organized into global business franchises responsible for the development and marketing of various products, as well as a business unit called Novartis Oncology, responsible for the global development and marketing of oncology products. In 2010, the Pharmaceuticals Division accounted for $30.6 billion, or 60%, of Group net sales, and for $8.8 billion, or 72%, of Group operating income (excluding Corporate income and expense, net).

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division researches, develops, manufactures, distributes and sells preventive vaccines and diagnostic tools. Novartis Vaccines is a leading global developer and manufacturer of human vaccines. Key products include influenza, meningococcal, pediatric and travel vaccines. Novartis Diagnostics is a blood testing and molecular diagnostics business dedicated to preventing the spread of infectious diseases through novel blood-screening tools that protect the world's blood supply. In 2010, the Vaccines and Diagnostics Division accounted for $2.9 billion, or 6%, of Group net sales, and provided $612 million, or 5%, of the Group's operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division is a leading global generic pharmaceuticals company that develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third-party patents. The Sandoz Division has activities in Retail Generics, Anti-Infectives, Biopharmaceuticals and Oncology Injectables. In Retail Generics, Sandoz develops, manufactures, distributes and sells active ingredients and finished dosage forms of medicines, as well as supplying active ingredients to third parties. In Anti-Infectives, Sandoz develops, manufactures, distributes and sells active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures, distributes and sells protein- or biotechnology-based products (known as "biosimilars" or follow-on biologics) and sells biotech manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufactures, distributes and sells cytotoxic products for the hospital market. Sandoz offers approximately 1,000 compounds in more than 130 countries. In 2010, Sandoz accounted for $8.5 billion, or 17%, of Group net sales, and for $1.3 billion, or 10%, of Group operating income (excluding Corporate income and expense, net).

 Consumer Health Division

        Our Consumer Health Division consists of three business units: OTC (over-the-counter medicines), Animal Health and CIBA Vision. Each has its own research, development, manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. OTC offers readily available consumer medicine. Animal Health provides veterinary products for farm and companion animals. CIBA Vision markets contact lenses and lens care products. In 2010, the Consumer Health Division accounted for $6.2 billion, or 12%, of Group net sales, and for $1.2 billion, or 10%, of Group operating income (excluding Corporate income and expense, net).

Alcon, Inc

        Alcon, Inc. is an independent corporation listed on the New York Stock Exchange (NYSE: ACL), which discovers and develops innovative eye care products to improve the quality of life by helping people see better. Since our acquisition of Nestlé's remaining 52% share in Alcon on August 25, 2010, Novartis has been the 77% majority owner of Alcon. With the achievement of the 77% majority ownership, Novartis and Alcon have sought to create greater value together for all stakeholders through collaborations that would benefit both companies. On December 15, 2010, Novartis announced that it had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings, and other customary closing conditions. Since the achievement of the 77% majority ownership, and until a 100% merger is completed, all collaborations between the companies are within the framework of arm's length transactions. In 2010, Alcon (consolidated since August 25, 2010) accounted for $2.4 billion, or 5%, of Group net sales, and for $323 million, or 3%, of Group operating income (excluding Corporate income and expense, net). For more information about Alcon see Alcon's 20-F at Item 4.B.

PHARMACEUTICALS

Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians.

        The Pharmaceuticals Division researches, develops, manufactures, distributes and sells branded pharmaceuticals in the following therapeutic areas:

  •
  Cardiovascular and Metabolism

  •
  Oncology (including Hematology)

  •
  Molecular Diagnostics

  •
  Neuroscience and Ophthalmics

  •
  Respiratory

  •
  Integrated Hospital Care

  •
  Other additional products

        The Pharmaceuticals Division is organized into global business franchises responsible for the marketing of various products as well as a business unit called Novartis Oncology responsible for the global development and marketing of oncology products. The Pharmaceuticals Division is the largest contributor among the four divisions of Novartis and reported consolidated net sales of $30.6 billion in 2010, which represented 60% of the Group's net sales.

        The division is made up of approximately 80 affiliated companies which together employed 58,424 full-time equivalent associates as of December 31, 2010, and sell products in approximately 140 countries. The product portfolio of the Pharmaceuticals Division includes more than 60 key marketed products, many of which are leaders in their respective therapeutic areas. In addition, the division's portfolio of development projects includes 147 potential new products, and new indications or new formulations for existing products in various stages of clinical development.

Pharmaceuticals Division Products

        The following table and summaries describe certain key marketed products and recently launched products in our Pharmaceuticals Division. While we intend to sell all of our marketed products throughout the world, not all products and indications are currently available in every country. Compounds and new indications in development are subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. For some compounds, the development process is ahead in the US; for others, development in one or more other countries or regions is ahead of that in the US. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F in every country, or at all. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the products under special conditions. See "—Regulation" for further information on the approval process. Certain of the products listed below have lost patent protection or are otherwise subject to generic competition. Others are subject to patent challenges by potential generic competitors. See below and "—Intellectual Property" for further information on the patent status of our Pharmaceuticals Division's products.

Key Marketed Products

Therapeutic area	Product	Common name	Indication(1)	Formulation
Cardiovascular and Metabolism	Amturnide	Aliskiren, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Capsule Tablet

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Eucreas	vildagliptin and metformin	Type 2 diabetes	Tablet

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Exforge HCT	valsartan, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Galvus	vildagliptin	Type 2 diabetes	Tablet

Lescol/ Lescol XL	fluvastatin sodium	Hypercholesterolemia and mixed dyslipidemia in adults
Secondary prevention of major adverse cardiac events
Slowing the progression of atherosclerosis
			Heterozygous familial hypercholesterolemia in children and adolescents	Capsule Tablet

	Lotensin/ Cibacen	benazepril hydrochloride	Hypertension Adjunct therapy in congestive heart failure Progressive chronic renal insufficiency	Tablet

	Lotensin HCT/ Cibadrex	benazepril hydrochloride and hydrochlorothiazide	Hypertension	Tablet

	Lotrel	amlodipine besylate and benazepril hydrochloride	Hypertension	Capsule

	Starlix	nateglinide	Type 2 diabetes	Tablet

	Tekturna/Rasilez	aliskiren	Hypertension	Tablet

	Tekturna HCT/Rasilez HCT	aliskiren and hydrochlorothiazide	Hypertension	Tablet

	Tekamlo	aliskiren and amlodipine besylate	Hypertension	Tablet

	Valturna	aliskiren and valsartan	Hypertension	Tablet

(1) Not all indications are available in all countries.

Therapeutic area	Product	Common name	Indication(1)	Formulation
Oncology	Afinitor	everolimus	Advanced renal cell carcinoma after failure of treatment with VEGF-targeted therapy SEGA associated with tuberous sclerosis	Tablet

	Exjade	deferasirox	Chronic iron overload due to blood transfusions	Dispersible tablet for oral suspension

Femara	letrozole	Hormone receptor positive early breast cancer in postmenopausal women following surgery (upfront adjuvant therapy)
Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)
			Advanced breast cancer in post-menopausal women (both as first- and second-line therapies)	Tablet

Gleevec/ Glivec	imatinib mesylate/imatinib	Certain forms of chronic myeloid leukemia
Certain forms of gastrointestinal stromal tumors
Certain forms of acute lymphoblastic leukemia
Dermatofibrosarcoma protuberans
Hypereosinophilic syndrome
Aggressive systemic mastocytosis
			Myelodysplastic/myeloproliferative diseases	Tablet

	Proleukin	aldesleukin	Metastatic renal cell carcinoma Metastatic melanoma	Lyophilized powder for IV infusion upon reconstitution and dilution

	Sandostatin LAR & Sandostatin SC	octreotide acetate for injectable suspension & octreotide acetate	Acromegaly Symptom control for certain forms of neuroendocrine tumors	Vial Ampoule/pre-filled syringe

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients resistant or intolerant to prior treatment including Gleevec/Glivec First line CML	Capsule

	Zometa	zoledronic acid	Skeletal-related events from bone metastases (cancer that has spread to the bones) hypercalcemia of malignancy	Vial

(1) Not all indications are available in all countries.

Therapeutic area	Product	Common name	Indication(1)	Formulation
Neuroscience and Ophthalmics	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and psychotic disorders	Tablet

	Comtan	entacapone	Parkinson's disease	Tablet

	Exelon & Exelon Patch	rivastigmine tartrate & rivastigmine transdermal system	Alzheimer's disease Dementia associated with Parkinson's disease	Capsule Oral solution Transdermal patch

	Extavia	interferon beta-1b	Relapsing forms of multiple sclerosis	Subcutaneous injection

	Fanapt	iloperidone	Schizophrenia	Tablet

	Focalin & Focalin XR	dexmethylphenidate HCl & dexmethylphenidate extended release	Attention deficit hyperactivity disorder	Tablet Capsule

	Gilenya	fingolimod	Relapsing forms of multiple sclerosis	Capsule

	Lucentis	ranibizumab	Wet age-related macular degeneration Visual impairment due to diabetic macular edema	Intravitreal injection

	Ritalin & Ritalin LA	methylphenidate HCl & methylphenidate HCl modified release	Attention deficit hyperactivity disorder and narcolepsy Attention deficit hyperactivity disorder	Tablet Capsule

	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease	Tablet

	Tegretol	carbamazepine	Epilepsy Pain associated with trigeminal neuralgia Acute mania and bipolar affective disorders	Tablet Chewable tablet Oral suspension Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

	Visudyne	verteporfin	Wet age-related macular degeneration Pathological myopia Ocular histoplasmosis	Vial, intravenous infusion activated by non-thermal laser light

	Zaditor/ Zaditen	ketotifen	Allergic conjunctivitis	Eye drops

(1) Not all indications are available in all countries.

Therapeutic area	Product	Common name	Indication(1)	Formulation
Respiratory	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol

	Onbrez Breezhaler	indacaterol	Chronic obstructive pulmonary disease	Onbrez Breezhaler inhaler (powder in hard capsules for inhalation)

	Tobi	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Inhalation solution

	Xolair	omalizumab	Allergic asthma	Lyophilized powder for reconstitution as subcutaneous injection

Integrated Hospital Care	Cubicin	daptomycin	Complicated skin and soft tissue infections (cSSTI) Right-sided endocarditis (RIE) due to Staphylococcus aureus Staphylococcus aureus bacteremia when associated with RIE or cSSTI	Powder for solution, injection or infusion

	Ilaris	canakinumab	Cryopyrin-associated periodic syndrome (CAPS)	Lyophilized powder for reconstitution for subcutaneous injection

	Myfortic	mycophenolic acid/mycophenolate sodium, USP	Prevention of graft rejection following kidney transplantation	Tablet

	Neoral/Sandimmune	cyclosporine, USP Modified	Prevention of rejection following certain organ transplantation Non-transplantation autoimmune conditions such as severe psoriasis and severe rheumatoid arthritis	Capsule Oral solution

Reclast/ Aclasta	zoledronic acid/zoledronic acid 5 mg	Treatment of osteoporosis in postmenopausal women to reduce the incidence of hip, vertebral and non-vertebral fractures, and to increase bone mineral density
Prevention of clinical fractures after hip fracture in men and women
Treatment of osteoporosis in men
Treatment and prevention of glucocorticoid-induced osteoporosis
Prevention of postmenopausal osteoporosis
			Treatment of Paget's disease of the bone	Intravenous infusion

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet Oral solution

	Zortress/Certican	everolimus	Prevention of organ rejection (heart and kidney)	Tablet Dispersible tablet for oral suspension

(1) Not all indications are available in all countries.

Therapeutic area	Product	Common name	Indication(1)	Formulation
Other	Coartem/ Riamet	artemether and lumefantrine	Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet Dispersible tablet for oral suspension

	Combipatch/ Estalis/Estalis Sequi	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women with an intact uterus Prevention of osteoporosis in postmenopausal women with an intact uterus	Transdermal patch

	Elidel	pimecrolimus	Atopic dermatitis (eczema)	Cream

	Estraderm TTS/ Estraderm MX	estradiol hemihydrate	Treatment of signs and symptoms of estrogen deficiency due to menopause Prevention of accelerated postmenopausal bone loss	Transdermal patch

	Estragest TTS Sequidot	estradiol hemihydrate and norethisterone acetate	Treatment of symptoms of estrogen deficiency in postmenopausal women with an intact uterus Prevention of postmenopausal osteoporosis in women with an intact uterus	Transdermal patch

	Emselex	darifenacin	Overactive bladder	Tablet

Famvir	famciclovir	Acute herpes zoster including ophthalmic herpes zoster and decreased duration of post herpetic neuralgia
Acute treatment of first episode and recurrent genital herpes infections, and for the suppression of recurrent genital herpes
Treatment of recurrent herpes labialis (cold sores)
			Indicated in immuno- compromised patients with herpes zoster or herpes simplex infections	Tablet

Lamisil	terbinafine	Fungal infection of the skin and nails caused by dermatophyte fungi Tinea capitis
			Fungal infections of the skin for the treatment of tinea corporis, tinea cruris, tinea pedis and yeast infections of the skin caused by the genus Candida (e.g. Candida albicans)	Tablet Cream DermGel Solution Spray

	Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis Bone pain associated with osteolysis and/or osteopenia Paget's disease Neurodystrophic disorders (synonymous with algodystrophy or Sudeck's disease) Hypercalcemia	Nasal spray Ampoule & multi-dose Vial for injection or infusion

(1) Not all indications are available in all countries.

Therapeutic area	Product	Common name	Indication(1)	Formulation
	Vivelle Dot/ Estradot	estradiol hemihydrate	Estrogen replacement therapy for the treatment of the symptoms of menopause Prevention of postmenopausal osteoporosis	Transdermal patch

Voltaren/Cataflam	diclofenac sodium/potassium/resinate/free acid	Inflammatory and degenerative forms of rheumatism
Post-traumatic and post-operative pain, inflammation and swelling
			Painful and/or inflammatory conditions such as migraine, ear, nose and throat, or dysmenorrhoea	Tablet Capsule Oral drop Ampoule for injection Suppository Gel Powder for oral solution Transdermal patch

(1) Not all indications are available in all countries.

Selected Leading Products

  Cardiovascular and Metabolism

  •
  Diovan (valsartan), together with Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide), is the world's number one selling branded high blood pressure medication (IMS October 2010). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6 to 16 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 120 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. First launched in 1997, Diovan HCT/Co-Diovan is approved in over 100 countries worldwide. In July 2008, the FDA approved Diovan HCT for the first-line treatment of hypertension in patients unlikely to achieve blood pressure control on a single agent. In 2009, Co-Diovan was approved for treatment of high blood pressure in Japan. In September 2010, all 27 European Union (EU) member states locally approved Diovan for use in children aged 6 to 18 years. We expect that Diovan will face generic challenges in 2011 when the patent on its active ingredient, valsartan, expires in the major countries of the EU, with patent expirations in the US and Japan to follow in 2012 and 2013 respectively. See "—Intellectual Property" below for further information on the patent status of Diovan.

  •
  Exforge (valsartan and amlodipine besylate) is a single-pill combination of the angiotensin receptor blocker Diovan and the calcium channel blocker amlodipine besylate. First approved for the treatment of high blood pressure in Switzerland in 2006, and in the US and EU in 2007, it is now available in more than 80 countries. In 2008, the FDA approved Exforge for the first-line treatment of hypertension in patients likely to need multiple drugs to achieve their blood pressure goals. In January 2010, Exforge was approved in Japan and also launched in China. Exforge HCT (valsartan, amlodipine besylate and hydrochlorothiazide) is a single pill combining three widely prescribed high blood pressure treatments: ARB (valsartan), CCB (amlodipine) and HCT (hydrochlorothiazide). Exforge HCT was approved in the EU and the US in 2009, and is now available in more than 20 countries.

  •
  Tekturna/Rasilez (aliskiren) is a treatment for high blood pressure, and the first and only approved direct renin inhibitor. Tekturna/Rasilez was approved in the US and EU in 2007, and is now available in more than 80 countries. The product is known as Tekturna in the US and Rasilez in the rest of the world. There are various Tekturna/Rasilez single-pill combination products. The first single-pill combination product, Tekturna/Rasilez with hydrochlorothiazide—called Tekturna HCT—

    was approved by the US in 2008 and in the EU in 2009, where it is known as Rasilez HCT. Another single-pill combination product, Tekturna/Rasilez with valsartan—called Valturna in the US (and to be called Rasival outside of the US)—has been approved by the FDA and was launched in the US in 2009. In September 2010, we withdrew our application for EU Marketing Authorization for Rasival. The application was withdrawn following a CHMP request to provide additional data satisfying the relevant EU guidelines. We were unable to provide the requested data within the timeframe of the review process. The single-pill combination of Tekturna/Rasilez with the calcium channel blocker amlodipine besylate, known as Tekamlo in the US (and to be called Rasilamlo in the EU) was approved by the FDA in August 2010 and was filed with the European Medicines Agency (EMA) in December 2009. The single-pill triple combination of Tekturna/Rasilez with amlodipine besylate and hydrochlorothiazide was approved in December 2010 in the US under the product name Amturnide. It was filed with the EMA in May 2010.

  •
  Galvus (vildagliptin), an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, have shown promising results during the rollout in Europe following approvals in 2007. Galvus is currently approved in 75 countries and launched in 43 countries. The product was approved in Japan in January 2010 under the trade name Equa. Eucreas was the first single-pill combining a DPP-4 inhibitor and another medication to be launched in Europe. Eucreas is currently approved in 57 countries and launched in 32 countries, including the countries of the EU, as well as countries in Latin America and Asia.

  Oncology

  •
  Gleevec/Glivec (imatinib mesylate tablets/imatinib) is a signal transduction inhibitor approved to treat patients with certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST). First launched in 2001, Gleevec/Glivec is available in more than 110 countries. Gleevec/Glivec is indicated for the treatment of newly diagnosed adult and pediatric patients with a form of CML. Gleevec/Glivec is also approved in the US, EU and Japan to treat Philadelphia chromosome positive (Ph+) acute lymphoblastic leukemia (ALL), a rapidly progressive form of leukemia; dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome and myelodysplastic/myeloproliferative diseases; and other rare blood disorders. In the US, Gleevec/Glivec is also approved for aggressive systemic mastocytosis. Gleevec/Glivec has received approvals as a post-surgery (adjuvant setting) therapy for GIST in more than 57 countries, including the US and EU.

  •
  Tasigna (nilotinib) is a signal transduction inhibitor of the tyrosine kinase activity of Bcr-Abl, Kit and the PDGF-receptor. Since 2007, Tasigna has gained regulatory approval in more than 85 countries including the US, the EU, Switzerland and Japan, to treat patients with a form of chronic myeloid leukemia (CML) in chronic and/or accelerated phase patients resistant or intolerant to existing treatment including Gleevec/Glivec. Results from the global, randomized Phase III trial called ENESTnd (Evaluating Nilotinib Efficacy and Safety in Clinical Trials of Newly Diagnosed Ph+ CML Patients), a head-to-head comparison against Glivec, show that Tasigna produced faster and deeper responses than Glivec in adult patients with newly-diagnosed Ph+ CML. The ENESTnd 24-month follow-up presented at the American Society of Hematology (ASH) confirmed that Tasigna continued to surpass Glivec in inducing deeper and more durable cytogenetic and molecular response and showed a lower incidence in transformation to accelerated phase and blast crisis. Based on the 12-month ENESTnd data, applications were submitted to health authorities worldwide for first-line CML. Tasigna is now approved in the US, EU, Japan, Switzerland and other countries for the treatment of adult patients with a form of newly diagnosed CML. Trials are also underway examining the use of Tasigna in patients with metastatic GIST and with c-Kit mutated, advanced melanoma.

  •
  Zometa (zoledronic acid for injection/zoledronic acid 4 mg) is a leading treatment to reduce or delay skeletal-related events (SREs), including pathologic fracture, spinal cord compression, and/or requirement of radiation therapy or surgery to bone in patients with bone metastases (cancer that has spread to the bones) from solid tumors and multiple myeloma. First approved in the US in 2001 for the treatment of hypercalcemia of malignancy (tumor-induced excessive levels of calcium), Zometa is approved in more than 100 countries for this indication as well as for the treatment of patients with multiple myeloma and patients with bone metastasis from solid malignancies, including prostate, breast and lung cancer. Zoledronic acid, the active ingredient in Zometa, is also available under the trade names Reclast/Aclasta for use in non-oncology indications. Zometa and Reclast/Aclasta may face significant competition from denosumab, a new Amgen product recently approved for the treatment of postmenopausal osteoporosis, and in the US oncology setting for SRE reduction or delay in patients with advanced malignancy involving bone. Denosumab is not approved in the multiple myeloma setting.

  •
  Femara (letrozole) is a once-daily oral aromatase inhibitor for the treatment of early stage or advanced breast cancer in postmenopausal women. Femara was first launched in 1996 and is currently available in more than 90 countries. Femara is approved in the US, EU and other countries in the adjuvant, extended adjuvant and neoadjuvant settings for early stage breast cancer. Femara is also approved in the US and other countries as adjuvant therapy for locally advanced breast cancer and for advanced breast cancer following antigen estrogen therapy. Femara is approved as neo-adjuvant (pre-operative) therapy for early stage breast cancer in a limited number of countries. In Japan, Femara is approved for the treatment of all hormone receptor-positive breast cancer in postmenopausal women. In 2010, the US and EU prescribing information for Femara was updated to reflect the results of the BIG 1-98 clinical trial. We expect that Femara will face generic challenges in 2011 when the patent on its active ingredient, letrozole, expires in the US and major countries in Europe. See "—Intellectual Property" below for further information on the patent status of Femara.

  •
  Sandostatin SC/Sandostatin LAR (octreotide acetate/octreotide acetate for injectable suspension) is indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of pituitary growth hormone in adults. Sandostatin is also indicated for the treatment of patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and neuroendocrine pancreatic tumors. Sandostatin was first launched in 1988 and is approved in more than 85 countries. Sandostatin SC faces worldwide generic competition. Formulation patents covering Sandostatin LAR expired in July 2010 in all countries except the US, where the expiration of formulation patents begins from the end of 2014. The expiration of the last formulation patent in the US will be in January 2017. There are currently no generic versions of Sandostatin LAR approved in major markets.

  •
  Exjade (deferasirox) is an oral iron chelator approved for the treatment of chronic iron overload due to blood transfusions in patients over two years of age who have a wide range of underlying anemias. Patients with congenital and acquired chronic anemia, such as thalassemia, sickle cell disease and myelodysplastic syndromes require transfusions, which puts them at risk of iron overload. Exjade was first approved in 2005 and is now approved in more than 100 countries including the US, EU and Japan. In June 2010, Exjade received regulatory approval in China.

  •
  Afinitor (everolimus) is an oral inhibitor of the mTOR pathway. It was launched in the US and the EU in 2009 following regulatory approval as the first therapy for patients with advanced renal cell carcinoma (advanced kidney cancer) after failure of treatment with sunitinib or sorafenib (in the US) or after failure of treatment with VEGF-targeted therapy (in the EU). Japanese approval was received in 2010. In October 2010, Afinitor received accelerated approval in the US for patients with subependymal giant cell astrocytomas (SEGA) associated with tuberous sclerosis (TS) who require therapeutic intervention, but are not candidates for curative surgical reaction. Everolimus is under review in the EU for indications in SEGA under the trade name Votubia. Afinitor is also in development or being studied in other potential oncology indications. See "—Compounds in Development". Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in transplantation, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophthalmics

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factors. Lucentis is the first approved drug for wet age-related macular degeneration that has been shown to improve vision and vision-related quality of life. Lucentis was approved in the EU in 2007. It is now approved in more than 85 countries. In January 2011, the European Commission granted Novartis a new indication for Lucentis for the treatment of visual impairment due to diabetic macular edema, and since August 2010 it has been filed for this same indication elsewhere around the world, outside of the US. In October 2010, Novartis also filed an application to treat people within the EU with Lucentis for visual impairment due to macular edema secondary to retinal vein occlusion. Lucentis is developed in collaboration with Genentech, which holds the rights to market the product in the US.

  •
  Exelon (rivastigmine tartrate) and Exelon Patch (rivastigmine transdermal system): Exelon capsules have been available since 1997 to treat mild to moderate Alzheimer's disease (AD) in more than 70 countries. In 2006, Exelon became the only cholinesterase inhibitor to be approved for mild to moderate Parkinson's disease dementia in addition to AD in both the US and EU. Exelon Patch was approved in 2007 in the US and EU and has been launched in more than 60 countries. The once-daily Exelon Patch has shown comparable efficacy to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. Exelon capsules are now subject to generic competition in several markets, including the US.

  •
  Extavia (interferon beta-1b) is an injectable disease modifying therapy for relapsing forms of multiple sclerosis (MS). It is the Novartis brand of interferon beta-1b, a product also marketed by Bayer Healthcare Pharmaceuticals Inc. under the brand name Betaseron® in the US and by Bayer Schering Pharma under the brand name Betaferon® in the EU. Bayer Schering supplies the product to Novartis under an agreement reached in 2007. Extavia was first approved in the EU in 2008 and since 2009 has been launched in more than 20 markets, including the US.

  •
  Gilenya (fingolimod) is the first in a new class of multiple sclerosis (MS) therapy called sphingosine 1- phosphate receptor modulators. Gilenya is the first approved oral disease-modifying treatment for MS in the US, a major advance for people with relapsing MS, the most common forms of the disease. Gilenya showed superior efficacy by reducing relapses by 52% at one year (p < .001) compared to interferon beta-1a IM, a current standard of care. A two-year, placebo-controlled study showed that Gilenya significantly reduced the risk of disability progression. Gilenya has a well-studied safety and tolerability profile with over 2,600 MS clinical trial patients included in the FDA regulatory review, with some patients in their seventh year of treatment. Gilenya was approved as a first line treatment for relapsing or relapsing-remitting multiple sclerosis in the US, Australia, Switzerland, Russia and the United Arab Emirates. In January 2011, Gilenya received a positive opinion from the EU's CHMP as a disease modifying therapy in patients with highly active relapsing-remitting multiple sclerosis (RRMS) despite treatment with beta interferon, or in patients with rapidly evolving severe RRMS. Gilenya is currently under regulatory review with health authorities worldwide, including Canada, Turkey and Brazil. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

  •
  Comtan and Stalevo (entacapone and carbidopa, levodopa and entacapone) are indicated for the treatment of Parkinson's disease. Stalevo (carbidopa, levodopa and entacapone) is indicated for certain Parkinson's disease patients who experience end-of-dose motor (or movement) fluctuations, known as "wearing off". Stalevo was approved in the US and EU in 2003, and is available from Novartis in more than 50 countries. Comtan (entacapone) is also indicated for the treatment of Parkinson's disease patients who experience end-of-dose wearing off and is marketed in approximately 50 countries under a licensing agreement with the Orion Corporation. Stalevo and Comtan were developed and are manufactured by Orion, and are marketed by Novartis and Orion in their respective territories.

  •
  Fanapt (iloperidone) is a dopamine type 2 (D2) and serotonin type 2 (5-HT2A) receptor antagonist antipsychotic agent. Fanapt is indicated in the US for the acute treatment of schizophrenia in adults and was launched in January 2010. Fanapt belongs to the class of medication for schizophrenia known as atypical antipsychotics.

Respiratory

  •
  Xolair (omalizumab) is the first humanized monoclonal antibody approved for the treatment of moderate to severe allergic asthma in the US in adolescents (aged 12 and above) and adults. It is approved for severe allergic asthma in the EU in children (aged six and above), adolescents, and adults. Xolair is approved in more than 80 countries, including the US in 2003 and the EU in 2005. Xolair is being jointly developed with Genentech and is co-promoted in the US by Novartis and Genentech.

  •
  Onbrez Breezhaler (QAB149, indacaterol) is a once-daily beta2-agonist delivered in a single dose dry powder inhaler that offers sustained 24-hour bronchodilation with a fast onset of action for the treatment of chronic obstructive pulmonary disease (COPD). In November 2010, Novartis announced results of the blinded Phase III INTENSITY study showing that Onbrez Breezhaler 150 mcg is as effective as tiotropium in improving lung function in patients with COPD, while providing greater clinical benefits in terms of reduced breathlessness, lower use of rescue medication and improved health status. While the trial met these secondary endpoints relating to key patient outcomes, it did not meet the secondary endpoint of superiority to tiotropium in terms of lung function. Onbrez Breezhaler was approved in the EU in December 2009 for two dose strengths, 150 mcg and 300 mcg, for maintenance bronchodilator treatment in adult COPD patients. Seventeen regulatory approvals have been granted and are valid in over 40 countries, including the EU, Switzerland, and parts of South East Asia and Latin America. See "—Compounds in Development" below for details of US registration.

Integrated Hospital Care

  •
  Reclast/Aclasta (zoledronic acid 5 mg) is the first and only once-yearly bisphosphonate infusion for the treatment of different forms of osteoporosis, and for the treatment of Paget's disease of the bone in men and women. Sold as Reclast in the US and Aclasta in the rest of the world, the product is approved in more than 90 countries including the US, EU and Canada, and is the only bisphosphonate approved to reduce the incidence of fractures at all three key fracture sites (hip, spine and non-spine) in the treatment of postmenopausal osteoporosis. The Reclast/Aclasta label was expanded in the EU and US to include the reduction in the incidence of clinical fractures after a low trauma hip fracture. The EU has also approved Aclasta for the treatment of osteoporosis in men at increased risk of fracture and for the treatment of osteoporosis associated with long-term systemic glucocorticoid therapy in post-menopausal women and in men at increased risk of fracture. Reclast is also approved in the US as a treatment to increase bone mass in men with osteoporosis, the prevention and treatment of glucocorticoid- induced osteoporosis in men and women, as well as for the prevention of osteoporosis in postmenopausal women. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also approved in a number of countries in a different dosage under the trade name Zometa for certain oncology indications.

  •
  Zortress/Certican (everolimus) is an mTOR inhibitor indicated for the treatment of transplant rejection in combination with cyclosporine and corticosteroids. It has been sold as Zortress in the US since April 2010 and as Certican in the rest of the world since 2003. It is approved in the US for the prophylaxis of organ rejection in adult patients at low to moderate immunological risk receiving an allogenic renal transplant, and launched in more than 85 countries for the prophylaxis of organ rejection in adult patients at low to moderate immunological risk receiving an allogenic renal or cardiac transplant. Everolimus, the active ingredient in Zortress/Certican, is also available under the trade name Afinitor for the treatment of patients with advanced renal cell carcinoma after failure with certain treatments, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

  •
  Ilaris (canakinumab) is a fully human monoclonal antibody that selectively binds and neutralizes interleukin-1b (IL-1b), a pro-inflammatory cytokine. Since 2009, Ilaris has been approved in over 40 countries for the treatment of children aged four years and older and adults suffering from cryopyrin associated periodic syndrome (CAPS), a group of rare disorders characterized by chronic recurrent fever, urticaria, occasional arthritis, deafness, and potentially life threatening amyloidosis.

  •
  Neoral (cyclosporine, USP Modified) is an immunosuppressant to prevent organ rejection following a kidney, liver, heart or lung transplant. This micro-emulsion formulation of cyclosporine is also indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. First launched in 1995, Neoral is marketed in approximately 100 countries. This product is subject to generic competition.

  •
  Myfortic (enteric-coated formulation of mycophenolate sodium) is approved in more than 90 countries for the prevention of acute rejection of kidney allografts, and is indicated in combination with cyclosporine and corticosteroids. Myfortic was first approved in the US in 2004 and in the EU in 2003.

Other Pharmaceuticals Products

  •
  Voltaren/Cataflam (diclofenac sodium/potassium/resinate/free acid) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first launched in 1973 and is available in more than 140 countries. This product, which is subject to generic competition, is marketed by the Pharmaceuticals Division in a wide variety of dosage forms, including tablets, drops, suppositories, ampoules and topical therapy. In addition, in various countries, our Consumer Health Division's OTC Business Unit markets low-dose oral forms and the topical therapy of Voltaren as over-the-counter products.

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

  •
  Ritalin, Ritalin LA, Focalin and Focalin XR (methylphenidate HCl, methylphenidate HCl extended release, dexmethylphenidate HCl and dexmethylphenidate HCl extended release) are indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in children and Focalin XR is additionally indicated for adults. Ritalin and Ritalin LA are also indicated for pediatric and adult narcolepsy. Ritalin was first marketed during the 1950s and is available in over 50 countries. Ritalin LA is available in over 20 countries. Focalin comprises the active d-isomer of methylphenidate and therefore requires half the dose of Ritalin. Focalin XR is now approved in Switzerland. Focalin and Focalin XR is available in the US. Immediate-release Focalin is subject to generic competition.

Compounds in Development

        The traditional model of development comprises three phases, which are defined as follows:

  Phase I: First clinical trials of a new compound, generally performed in a small number of healthy human volunteers, to assess the clinical safety, tolerability as well as metabolic and pharmacologic properties of the compound.

  Phase II: Clinical studies that are performed on patients with the targeted disease, to continue the Phase I safety assessment in a larger group, to assess the efficacy of the drug in the patient population, and to determine the appropriate doses for further testing.

  Phase III: Large scale clinical studies to establish the safety and effectiveness of the drug for regulatory approval for indicated uses. Phase III trials may also be used to compare a new drug against a current standard of care, in order to evaluate the overall risk/benefit relationship of the new drug.

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

        The following table and paragraph summaries provide an overview of the key projects currently in the Confirmatory development stage within our Pharmaceuticals Division, including projects seeking to develop potential uses of new molecular entities, as well as potential additional indications or new formulations for already marketed products.

Selected Development Projects

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Therapeutic area	Formulation/ Route of administration	Planned filing dates/Current phase
ACZ885	canakinumab	Anti IL-1b monoclonal antibody	Gouty arthritis	Integrated Hospital Care	Subcutaneous injection	EU (registration) US (2011/III)

			Systemic onset juvenile idiopathic arthritis	Integrated Hospital Care		2011/III

			Type 2 diabetes mellitus	Cardiovascular and Metabolism		≥ 2015/II

			Secondary prevention of cardiovascular events	Cardiovascular and Metabolism		≥ 2015/II

AEB071	sotrastaurin	Protein kinase C inhibitor	Prevention of organ rejection	Integrated Hospital Care	Oral	2014/II

			Psoriasis	Integrated Hospital Care		≥ 2015/II

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Therapeutic area	Formulation/ Route of administration	Planned filing dates/Current phase
AFQ056	TBD	Metabotropic glutamate receptor 5 antagonist	Fragile X syndrome	Neuroscience And Ophthalmics	Oral	2012/II

			L-dopa induced dyskinesia in Parkinson's disease			2013/II

AGO178	agomelatine	MT1 and MT2 agonist and 5-HT2c antagonist	Major depressive disorder	Neuroscience And Ophthalmics	Oral dispersible	2012/III

AIN457	secukinumab	Anti IL-17 monoclonal antibody	Arthritidies (Rheumatoid arthritis, Ankylosing Spondylitis, Psoriatic Arthritis)	Integrated Hospital Care	Lyophilized powder in vial; Intravenous infusion, subcutaneous injection	2013/II

			Psoriasis			2013/II

			Non-infectious uveitis	Neuroscience And Ophthalmics		2013/III

ATI355	TBD	Anti NOGO-A mAb	Spinal cord injury	Neuroscience And Ophthalmics	Intrathecal spinal infusion	≥ 2015/I

BAF312	TBD	Sphingosine-1-phosphate (S1P) receptor modulator	Multiple sclerosis	Neuroscience And Ophthalmics	Tablet	≥ 2015/II

BEZ235	TBD	P13K/mTOR inhibitor	Solid tumors	Oncology	Oral	2014/I

BGS649	TBD	Aromatase inhibitor	Refractory endometriosis	Integrated Hospital Care	Tablet	2014/II

BKM120	TBD	P13K inhibitor	Solid tumors	Oncology	Oral	2014/I

CAD106	TBD	Beta-amyloid-protein immunotherapy	Alzheimer's disease	Neuroscience And Ophthalmics	Subcutaneous, intramuscular injection	≥ 2015/II

DEB025	alisporivir	Cyclophilin inhibitor	Chronic hepatitis C	Integrated Hospital Care	Oral	2013/II

Elidel	pimecrolimus	Topical calcineurin inhibitor	Atopic dermatitis in infants	Other	Cream	2011/III

Exjade	deferasirox	Iron chelator	Non-transfusion dependent thalassemia	Oncology	Oral	2011/II

Gilenya	fingolimod	Sphingosine-1-phosphate (S1P) receptor modulator	Multiple sclerosis	Neuroscience And Ophthalmics	Tablet	US (approved), EU (registration)

HCD122	TBD	Anti-CD40 monoclonal antibody	Hematological tumors	Oncology	Intravenous	≥ 2015/I

INC424	ruxolitinib	Janus kinase (JAK) inhibitor	Myelofibrosis	Oncology	Oral	2011/III

			Polycythemia vera			2014/III

Joicela	lumiracoxib	Cyclooxygenase type 2 inhibitor	Osteoarthritis	Integrated Hospital Care	Oral	EU (registration)

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Therapeutic area	Formulation/ Route of administration	Planned filing dates/Current phase
LBH589	panobinostat	Histone deactelylase inhibitor	Hodgkin's lymphoma	Oncology	Oral	US (registration), EU (2011/III)

			Multiple myeloma			2013/III

			Hematological cancers			≥ 2015/II

LCQ908	TBD	Diacylglycerol acyl transferase-1 inhibitor	Metabolic diseases	Cardiovascular and Metabolism	Tablet	2014/II

LCZ696	TBD	Angiotensin receptor- Neprilysin Inhibitor	Heart failure	Cardiovascular and Metabolism	Oral	2014/III

			Hypertension			2014/II

LDE225	TBD	Smoothened receptor/ hedgehog signaling inhibitors	Gorlin's syndrome	Integrated Hospital Care	Cream	2012/II

		Oral smoothed inhibitor	Solid tumors	Oncology	Oral	2014/I

Lucentis	ranibizumab	Anti-VEGF monoclonal antibody fragment	Retinal vein occlusion	Neuroscience And Ophthalmics	Intravitreal injection	EU (registration)

			Pathological myopia			2012/III

NIC002	TBD	Nicotine Qbeta therapeutic vaccine	Smoking cessation	Respiratory	Injection	≥ 2015/II

NVA237	glycopyrronium bromide	Long-acting muscarinic antagonist	Chronic obstructive pulmonary disease	Respiratory	Inhalation	2011/III

PKC412	midostaurin	Signal transduction inhibitor	Aggressive systemic mastocytosis	Oncology	Oral	2013/II

			Acute myeloid leukemia			2014/III

PRT128	elinogrel	P2Y12 inhibitor	Acute coronary syndrome, chronic coronary heart disease	Cardiovascular and Metabolism	Intravenous infusion, oral	≥ 2015/II

PTK796	omadacycline	Inhibition of bacterial protein synthesis	Acute bacterial skin and skin structure infections, community-acquired bacterial pneumonia	Integrated Hospital Care	Intravenous infusion, oral	2012/III

QAB149	indacaterol	Long-acting beta-2 agonist	Chronic obstructive pulmonary disease	Respiratory	Inhalation	EU (approved) US (registration)

QMF149	indacaterol and mometasone furoate	Long-acting beta-2 agonist and inhaled corticosteroid	Chronic obstructive pulmonary disease	Respiratory	Inhalation	2014/II

			Asthma			2014/II

QTI571 (Glivec)	imatinib mesylate	Protein tyrosine kinase inhibitor	Pulmonary arterial hypertension	Respiratory	Oral	2011/III

QVA149	indacaterol and glycopyrronium bromide	Long-acting beta-2 agonist and long-acting muscarinic antagonist	Chronic obstructive pulmonary disease	Respiratory	Inhalation	2012/III

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Therapeutic area	Formulation/ Route of administration	Planned filing dates/Current phase
RAD001 (Afinitor)	everolimus	mTOR inhibitor	Tuberous sclerosis complex—subependymal giant cell astrocytomas	Oncology	Tablet	US (approved) EU (registration)

			Neuroendocrine tumors			US, EU (registration)

			Tuberous sclerosis complex—Angiomyolipoma			2011/III

			Breast cancer, estrogen receptor positive			2012/III

			Advanced gastric cancer			2012/III

			Breast cancer Her2-over-expressing, 1st line			2013/III

			Breast Her2-over- expressing 2nd/3rd line			2013/III

			Hepatocellular cancer			2013/III

			Diffuse large B-cell lymphoma			2015/III

RLX030	TBD	Vascular modulator	Acute heart failure	Cardiovascular and Metabolism	Intravenous infusion	2013/III

SMC021	salmon calcitonin	Regulation of calcium homeostasis and inhibition of osteoclast activity	Osteoporosis	Integrated Hospital Care	Oral	2011/III

		Protects articular cartilage and strengthens subchondral bone	Osteoarthritis			2011/III

SOM230	pasireotide	Somatostatin analogue	Cushing's disease	Oncology	Subcutaneous injection	EU (registration), US (2011/III)

			Acromegaly		Intramuscular injection (monthly depot)	2011/III

			Refractory/resistant carcinoid syndrome		Intramuscular injection (monthly depot)	2012/III

Tasigna	nilotinib	Signal transduction inhibitor	metastatic melanoma with c-KIT mutation	Oncology	Capsule	2012/III

			First line metastatic gastrointestinal stromal tumor			2014/III

TBM100	tobramycin inhalation powder	Aminoglycoside antibiotic	Pseudomonas aeruginosa infection in cystic fibrosis patients	Respiratory	Dry powder inhalation	EU (registration) US (2011/III)

Tekturna ALTITUDE	aliskiren	Direct renin inhibitor	Renal and cardiovascular events in type 2 diabetes	Cardiovascular and Metabolism	Tablet	2012/III

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Therapeutic area	Formulation/ Route of administration	Planned filing dates/Current phase
Tekturna ATMOSPHERE	aliskiren	Direct renin inhibitor	Chronic Heart failure	Cardiovascular and Metabolism	Tablet	2013/III

Tekturna/Rasilez single-pill combination	aliskiren and amlodipine besylate	Direct renin inhibitor and calcium channel blocker	Hypertension	Cardiovascular and Metabolism	Tablet	US (approved) EU (registration)

Tekturna/Rasilez single-pill combination	aliskiren, amlodipine besylate and hydrochlorothiazide	Direct renin inhibitor, calcium channel blocker and diuretic	Hypertension	Cardiovascular and Metabolism	Tablet	US (approved) EU (registration)

TKI258	dovitinib lactate	VEGFR1-3, FGFR 1-3, PDGFR angiogenesis inhibitor	Solid tumors	Oncology	Oral	2013/II

Xolair	omalizumab	Anti-IgE monoclonal antibody	Chronic idiopathic urticaria	Respiratory	Lyophilized powder for reconstitution as subcutaneous injection	2013/II

Zortress/Certican	everolimus	mTOR inhibitor	Prevention of organ rejection—liver	Integrated Hospital Care	Oral	2011/III

Key Compounds in Development (select products in Phases II, III and Registration)

  •
  ACZ885 (canakinumab) was filed in the EU in December 2010 for the treatment of acute attack in gouty arthritis and is planned to be filed in the US early in 2011. The Phase III program in gouty arthritis followed a Phase II program that showed superior pain relief and a much reduced risk of flares compared to an injectable corticosteroid. Phase III trials are ongoing for the treatment of systemic onset juvenile idiopathic arthritis. ACZ885 is also being investigated in Phase II for the treatment of type 1 and type 2 diabetes. A Phase III program in secondary prevention of cardiovascular events is also planned to be initiated in 2011.

  •
  AEB071 (sotrastaurin) is a low molecular weight, selective inhibitor of protein kinase-C (PKC). Inhibition of PKC reduces T-cell activation through a novel calcineurin-independent pathway. The molecule is in Phase II clinical development for the treatment of autoimmune indications (including psoriasis) and for the prevention of solid organ allograft rejection (kidney and liver transplantation).

  •
  AFQ056 is a metabotropic glutamate receptor 5 (mGluR5) antagonist in Phase II development for the treatment of Parkinson's disease levodopa-induced dyskinesia. No therapy has previously been approved for this condition, which represents a complication after dopamine-replacement therapy in Parkinson's patients and which is characterized by a variety of hyperkinetic movements. A phase II study in adult patients with Fragile X syndrome was initiated in the fourth quarter of 2010.

  •
  AGO178 (agomelatine) is an MT1/MT2 receptor agonist and 5-HT2c antagonist for the treatment of major depressive disorder. It has a novel, synergistic mechanism of action. Three Phase III trials have recently been completed in the US. Data from these trials confirmed the known efficacy and safety profile of the drug. An oral dispersible formulation of AGO178 will now be studied in additional phase III trials to further explore its risk/benefit and pharmacokinetic profile. Novartis licensed from Servier the exclusive rights to develop and market the compound in the US and several other countries.

  •
  AIN457 (secukinumab) is a human monoclonal antibody neutralizing interleukin-17A, a key pro-inflammatory cytokine expressed by TH17 cells. The compound is in Phase III development in uveitis and in Phase II development in psoriasis and arthritidies (rheumatoid arthritis, ankylosing spondylitis and psoriatic arthritis), where initial studies suggested that AIN457 provides a new mechanism of action for the treatment of immune-mediated diseases. The Phase III study examining AIN457 for non-infectious uveitis in patients with Behcet's disease did not meet its primary endpoint and the data do not support submission of AIN457 for this indication.

  •
  BAF312 is an oral, second-generation sphingosine 1-phosphate receptor modulator in Phase II development for relapsing-remitting multiple sclerosis. BAF312 binds selectively to the sphingosine 1-phosphate receptor subtypes 1 and 5, and has a relatively short half life.

  •
  DEB025 (alisporivir) is a cyclophilin inhibitor for the treatment of Hepatitis C virus infection (HCV). DEB025 was in-licensed from Debiopharma in early 2010. A Phase IIb study in HCV genotype 1 treatment-naïve patients was completed in 2010 and the results of sustained viral response at 24 weeks were presented to health authorities during the fourth quarter. The FDA and EMA supported a Phase III program for DEB025, which is planned to start in early 2011. In 2010, we also initiated a clinical trial with DEB025 in HCV G1 treatment-experienced patients, and a clinical trial with a novel study design in HCV G2/3 patients where interferon-free/interferon-sparing regimens are being investigated.

  •
  INC424 is a Janus kinase (JAK) inhibitor. This oral targeted therapy is now in Phase III clinical trials for the treatment of myelofibrosis, a life-threatening neoplastic condition with no effective medical treatment that is characterized by varying degrees of bone marrow failure, splenomegaly (enlarged spleen) and debilitating symptoms. Novartis has licensed the rights to INC424 from Incyte for development and potential commercialization outside the US. Two Phase III clinical trials, COMFORT-1 and COMFORT-2 have been completed. In December, first interpretable results of COMFORT-1 showed the trial met its primary and secondary endpoints. Results from COMFORT-2 are expected in the first half of 2011. Long-term data regarding INC424 was published in September and demonstrated durable clinical, functional and symptomatic responses with acceptable hematological safety in patients with myelofibrosis. In October, the first US patient was dosed in the Phase III RESPONSE trial comparing INC424 with best available treatment in Polycythemia Vera. This trial is managed by Incyte in the US and by Novartis in the rest of the world. First patients outside the US are expected to be dosed in early 2011.

  •
  Joicela (lumiracoxib) is an oral COX-2 inhibitor for osteoarthritis, which Novartis formerly marketed under the brand name Prexige. Based on requests from several worldwide health authorities, most marketing authorizations for lumiracoxib were withdrawn due to concerns related to its post-marketing liver safety profile. A specific genetic biomarker has recently been identified which predicts the risk of severe liver injury in patients. In 2009, Novartis submitted a new marketing authorization application in the EU for lumiracoxib (100 mg once daily) under the brand name Joicela for symptomatic relief in the treatment of osteoarthritis of the knee and hip in patients who are non-carriers of this genetic biomarker. Similar recommendations related to pre-treatment genetic testing are being implemented wherever the product remains commercially available for osteoarthritis.

  •
  LBH589 (panobinostat) is a highly potent pan deacetylase inhibitor targeting the epigenetic regulation of multiple oncogenic pathways, with development focused on hematological disease. In Hodgkin's lymphoma, final analysis of a pivotal Phase II study in relapsed/refractory patients was presented at ASH and LBH589 was filed in Hodgkin's lymphoma in the US based on the results from this study. Regulatory submissions in Hodgkin's lymphoma are also planned worldwide. A Phase III trial in patients in complete response after an autologous stem cell transplantation for Hodgkin's lymphoma (PATH) was started in June 2010, while a Phase III trial for multiple myeloma began in December 2009 (PANORAMA-1). We anticipate filing LBH589 in multiple myeloma in 2013.

  •
  LCQ908 is a diacylglycerol acyltransferase-1 (DGAT-1) inhibitor. DGAT-1 catalyzes the final committed step in triglyceride synthesis and is believed to play a key role in whole body energy homeostasis. Inhibition of DGAT-1 represents a novel approach to treat metabolic disease and LCQ908 is currently in Phase II development for the treatment of diabetes and other metabolic disorders.

  •
  LCZ696 is a first-in-class angiotensin receptor neprilysin inhibitor (ARNI), a dual-acting compound that delivers concomitant inhibition of neprilysin (NEPI) and blockage of the angiotensin type 1 (AT1) receptor (ARB). The compound entered Phase III development at the end of 2009 for the treatment of heart failure, an indication in which ACE inhibitors are the current standard of care.

  •
  Lucentis (ranibizumab) was approved in the EU in January 2011 for the treatment of visual impairment secondary to diabetic macular edema. A file for the retinal vein occlusion indication was submitted in the EU in October 2010. A Phase III program for the Pathologic myopia indication was initiated with first patient visit in October 2010.

  •
  NVA237 (glycopyrronium bromide), a long-acting muscarinic antagonist (LAMA) providing sustained bronchodilation, is being developed as a once-daily treatment for COPD in a single-dose dry-powder inhaler. Phase II trials have concluded successfully, indicating that NVA237 has a comparable efficacy profile compared to tiotropium, the only LAMA presently on the market, with the potential for improved tolerability and a faster onset of action. A Phase III study commenced in 2009 and first submissions are planned in 2011.

  •
  PKC412 (midostaurin) is an oral, multi-targeted, kinase inhibitor in Phase III development for treatment of patients with acute myeloid leukemia (AML) and in Phase II development for aggressive systemic mastocytosis (ASM). Filing is expected for ASM with Phase II data in 2013 and for an indication in FLT3-mutated AML with Phase III data by 2014.

  •
  PRT128 (elinogrel), a P2Y12 inhibitor, is a direct-acting, reversible antiplatelet agent that is being developed with both an oral and an intravenous route for administration for the treatment of patients with chronic coronary heart disease and acute coronary syndrome to reduce the risk of recurrent cardiovascular events. The results of the INNOVATE-PCI Phase II study were presented at the European Society of Cardiology congress in August 2010 and PRT128 is expected to enter Phase III development in 2011.

  •
  PTK796 (omadacycline) is an antibiotic in-licensed from Paratek Pharmaceuticals Inc. The compound is an aminomethylcycline, derived from tetracycline, which is not affected by the common mechanisms of tetracycline resistance and has demonstrated in vitro activity against resistant bacterial pathogens that most commonly cause complicated skin and skin structure infections (Staphylococcus aureus) and community acquired pneumonia (Streptococcus pneumoniae). The antibiotic is also active against Haemophilus influenzae, atypical pathogens (such as Legionella pneumophila), and many anaerobes. PTK796 is currently entering Phase III development as an intravenous infusion with oral tablet follow-on to treat complicated skin and skin structure infections. Clinical trials are planned in a number of other potential indications, including community acquired pneumonia, and diabetic foot infections, caused by highly resistant bacteria such as methicillin-resistant Staphylococcus aureus and multi-drug resistant Streptococcus pneumoniae. Novartis has gained exclusive worldwide rights to market PTK796.

  •
  QAB149 (indacaterol) has been submitted for regulatory consideration in Japan, China and a number of other countries to treat chronic obstructive pulmonary disease (COPD). In the US, following a Complete Response Letter received from the FDA in October 2009, Novartis has completed additional studies to further characterize the dosing regimen for indacaterol. Incremental benefits have been observed with indacaterol in escalating doses from 75 mcg up to 300 mcg, with higher doses showing increasing benefit for patients, particularly those with more severe cases. Following an FDA request to explore the lower part of the dose response curve, data supporting the 75 mcg and 150 mcg doses were submitted in the US at the end of September 2010. The application for US approval (under the brand-name Arcapta Neohaler) is due to be reviewed by an FDA Advisory Committee in March 2011.

  •
  QMF149 is a once-daily fixed dose combination of the long-acting beta2-agonist QAB149 and the Merck (formerly Schering-Plough) inhaled corticosteroid mometasone delivered in a single-dose dry-powder inhaler. Phase II development for asthma and chronic obstructive pulmonary disease is currently ongoing. Filing in the EU is expected in 2014. Activities directly related to US development will not be initiated.

  •
  QVA149 is a once-daily fixed dose combination of the long-acting beta2-agonist QAB149 and the long-acting muscarinic antagonist NVA237 (glycopyrronium bromide) which is being investigated for the treatment of chronic obstructive pulmonary disease, in a single-dose dry-powder inhaler. Phase II studies have been successfully completed and results demonstrated that fixed dose combination QVA149 provided superior bronchodilation compared to QAB149 or placebo, which was sustained over 24 hours. The compound had a fast onset of action and was well tolerated with a good safety profile. Phase III development commenced in 2010 and first submission is planned in 2012.

  •
  QTI571 (Glivec, imatinib mesylate tablets/imatinib), an inhibitor of the tyrosine kinase activity, is currently in development for pulmonary arterial hypertension (PAH). PAH is a rare, progressive, proliferative disease with high morbidity and mortality. A Phase III program in severe PAH patients started in 2009 and first regulatory submission is planned for 2011.

  •
  RAD001 (Afinitor, everolimus) is an oral inhibitor of the mTOR pathway. Phase III studies are underway in patients with breast cancer, lymphoma, gastric cancer and tuberous sclerosis (TS). Everolimus is under review in the EU for patients with subependymal giant cell astrocytomas (SEGA) associated with TS, based on 28-patient Phase II data that showed meaningful reduction in SEGA volume. It was approved for this indication in the US in October 2010. Also, a Phase III study has completed and is underway to explore the clinical benefits of everolimus for patients with SEGA associated with TS. Regulatory submissions have been completed in the US, EU and Japan in advanced neuroendocrine tumors (NET). RADIANT-3 (RAD001 In Advanced Neuroendocrine Tumors), a Phase III study in pancreatic NET met its primary endpoint of progression-free survival (PFS). RADIANT-2 did not meet its primary endpoint of PFS. Results showed that everolimus plus octreotide LAR extended the median time without tumor growth when compared to placebo plus octreotide LAR. In addition, results from a randomized Phase II study showed the addition of everolimus to the hormonal therapy tamoxifen in patients with advanced metastatic breast cancer delayed disease progression compared to tamoxifen alone.

  •
  RLX030 is a recombinant form of human relaxin-2. The molecule was obtained upon the acquisition of the US biotech Corthera Inc. in February 2010. It is being developed for patients hospitalized for acute heart failure. The Phase II data in this population indicated rapid and sustained symptom relief along with an outcome benefit, following a continuous intravenous infusion, on top of standard of care. The ongoing Phase III development program will test the short- and long-term efficacy and safety.

  •
  SOM230 (pasireotide) is a somatostatin analogue in development for patients with Cushing's disease, acromegaly and refractory/resistant carcinoid syndrome. Data from a pivotal study in Cushing's disease showing significant reduction of cortisol secretions are the basis for regulatory submissions of SOM230 in subcutaneous formulation. Data from a Phase II study suggest reduction of growth hormone in acromegaly patients, and achievement of partial or complete symptom control in patients with refractory/resistant carcinoid syndrome. A Phase III trial comparing SOM230 LAR against Sandostatin LAR in patients with acromegaly is anticipated to report results in 2011. In addition, a Phase III trial comparing SOM230 LAR against Sandostatin LAR in patients with carcinoid tumors refractory/resistant to somatostatin analogues is also ongoing. Applications have been submitted to the EU and Swiss regulatory authorities for the use of SOM230 in Cushing's disease and a response is expected by the end of 2011.

  •
  Tasigna (nilotinib) is to be studied in patients with GIST and melanoma, and a Phase III registration trial evaluating Tasigna versus Glivec as first-line treatment for unresectable or metastatic GIST is actively recruiting. A separate trial for patients with cKIT mutated melanoma began in April 2010.

  •
  TKI258 (dovitinib) is a multi-targeted kinase inhibitor of FGFR, VEGFR and PDGFR. With a unique preclinical profile its development is focused on FGFR driven diseases. Clinical proof of concept was recently demonstrated in renal cell carcinoma (RCC). A Phase III registration trial in patients with RCC is planned to start in 2011.

  •
  Xolair (omalizumab), Following approval in the EU for a liquid formulation of Xolair, preparation is ongoing for the launch. Novartis and Genentech have started development of omalizumab in a new indication, Chronic Idiopathic Urticaria, with Phase III studies due to start in 2011.

  •
  Zometa (zoledronic acid) is a leading treatment to reduce or delay skeletal-related events, including pathologic fracture, spinal cord compression, and/or the requirement of radiation therapy or surgery to bone, in patients with bone metastases (cancer that has spread to the bones). In 2008, new clinical trial results (ABCSG-12) showed that Zometa reduced the risk of breast cancer returning when used as an adjuvant breast cancer treatment in premenopausal women who received Zometa following curative surgery and hormone therapy, including goserelin treatment to suppress ovarian function and induce menopause. Novartis filed these data in the US and EU in December 2009, requesting an update to the Zometa prescribing information. In December 2010, the results of the AZURE trial, which was conducted to determine if Zometa's adjuvant therapy had a benefit in preventing recurrences in premenopausal and postmenopausal women with early breast cancer, did not meet the primary endpoint in the overall patient population. In a subgroup of women with well-established menopause, an improvement in disease-free survival and overall survival was shown in the Zometa arm. Based on AZURE, the US and European regulatory files for the potential use of Zometa for adjuvant breast cancer treatment have been withdrawn. Novartis will discuss next steps with Health Authorities based on the subgroup analysis by menopausal status of the AZURE trial. Positive results from the multiple myeloma IX trial, which showed Zometa significantly improved both progression-free survival and overall survival when compared to regimen including oral clodronate, were presented at three major medical meetings and published in The Lancet in 2010.

  •
  Zortress/Certican (everolimus) is an mTOR inhibitor with immune/non-immune cell proliferation inhibition being developed for prevention of solid organ transplant rejection. In 2008, Phase III development was initiated worldwide for the prevention of organ rejection in liver transplantation.

Projects Terminated in 2010

  •
  ABF656 (albinterferon alfa-2b) for chronic hepatitis C

  •
  ASA404 (vadimezan) for non-small cell lung cancer

  •
  Diovan/Starlix for prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality

  •
  EPO906 (patupilone) for ovarian cancer

  •
  LCI699 for heart failure

  •
  Mycograb (efungumab) for invasive candida infections

  •
  PTZ601 for staphylococcal skin and soft tissue infections

  •
  QAX028 for chronic obstructive pulmonary disease

  •
  SBR759 (in western population) for hyperphosphatemia in chronic kidney disease

  •
  Valturna/Rasival single-pill-combination for hypertension.

Principal Markets

        The Pharmaceuticals Division has a commercial presence in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 80% of 2010 net sales. At the same time, sales from fast growing "emerging growth markets" have become increasingly important to us. See "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Factors Affecting Results of Operations—Fundamental Drivers Remain Strong—Growth of Emerging Markets." The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals	2010 Net sales to third parties
	$ millions	%
United States	10,043	33
Americas (except the United States)	2,918	9
Europe	10,877	36
Japan	3,344	11
Rest of the World	3,376	11

Total	30,558	100

        Many of our Pharmaceuticals Division's products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.

Production

        The primary goal of our manufacturing and supply chain management program is to ensure the uninterrupted, timely and cost-effective supply of products that meet all product specifications. We manufacture our products at 6 bulk chemical and 13 pharmaceutical production facilities as well as three biotechnology sites. Bulk chemical production involves the manufacture of therapeutically active compounds, mainly by chemical synthesis or by biological processes such as fermentation. Pharmaceutical production involves the manufacture of "galenical" forms of pharmaceutical products such as tablets, capsules, liquids, ampoules, vials and creams. Major bulk chemical sites are located in Schweizerhalle,

Switzerland; Grimsby, UK; Ringaskiddy, Ireland and Changshu, China. Significant pharmaceutical production facilities are located in Stein, Switzerland; Wehr, Germany; Singapore; Torre, Italy; Barbera, Spain; Suffern, New York; Sasayama, Japan and in various other locations. Our three biotechnology plants are in Huningue, France; Basel, Switzerland and Vacaville, California.

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

        The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply.

        We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

Marketing and Sales

        The Pharmaceuticals Division serves customers with approximately 5,107 field force representatives in the US (including supervisors), and an additional 19,296 in the rest of the world, as of December 31, 2010. These trained representatives, where permitted by law, present the therapeutic and economic benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations. We are seeing the increasing influence of customer groups beyond the prescribers, and Novartis is responding by adapting our business practices.

        Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers.

        In the US, certain products can be advertised by way of television, newspaper and magazine advertising. Novartis also pursues co-promotion/co-marketing opportunities as well as licensing and distribution agreements with other companies when legally permitted as well as economically attractive.

        Since the implementation of a new US business model in 2008, Novartis has been able to better address customer needs and differences in local market dynamics. The model allows the regional sales forces to be tailored to reach healthcare practitioners in different ways. New account manager positions focused on reaching numerous stakeholders in the treatment decision pathway have been created, and we have geographically adjusted the placement of our representatives to match the local demand for products.

        The marketplace for healthcare is evolving with the consumer becoming a more influential stakeholder in their healthcare decisions and looking for solutions to meet their changing needs. Where permitted by law, Novartis is seeking to tap into the power of the patient, delivering innovative solutions to drive loyalty and engagement.

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

Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. In 2010, we invested approximately $7.1 billion ($6.2 billion excluding impairment and amortization charges) in Pharmaceuticals Division research and development, which represented 23% of the division's total net sales. Our Pharmaceuticals Division invested $5.8 billion ($5.7 billion excluding impairment and amortization charges) and $5.7 billion ($5.3 billion excluding impairment and amortization charges) in research and development in 2009 and 2008 respectively. There are currently 147 projects in clinical development.

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

Research program

        Our Research program is responsible for the discovery of new medicines. In 2003, we established the Novartis Institutes for BioMedical Research (NIBR).

        At NIBR's headquarters in Cambridge, Massachusetts, more than 1,850 scientists and associates conduct research into disease areas such as cardiovascular and metabolism disease, infectious disease, oncology, muscle disorders and ophthalmology. An additional 4,500 scientists and technology experts conduct research in Switzerland, UK, Austria, Italy, Singapore, China and three other US sites. Research is conducted at these sites in the areas of neuroscience, autoimmune disease, oncology, cardiovascular disease, dermatology, gastrointestinal disease and respiratory disease. In addition, research platforms such as the Center for Proteomic Chemistry are headquartered in the NIBR site in Basel, Switzerland. In January 2010, Novartis integrated four Corporate Research Institutes into NIBR: the Novartis Institute for Tropical Diseases (NITD) in Singapore; Novartis Vaccines for Global Health (NVGH) in Siena, Italy; the Frederich Miescher Institute (FMI), in Basel, Switzerland; and the Genomics Institute of the Novartis Research Foundation, in La Jolla, California. These four institutes focus on basic genetic and genomic research as well as research into diseases of the developing world such as malaria, tuberculosis, dengue and typhoid fever.

        In October 2010, we announced that we would invest $600 million over the next five years to build new laboratory and office space in Cambridge on an area of land close to our research facilities on Massachusetts Avenue.

        Our principal goal is to discover new medicines for diseases with high unmet medical need. To do this we focus our work in areas where we have sufficient scientific understanding and believe we have the potential to dramatically change the practice of medicine. This requires the hiring and retention of the best talent, a focus on fundamental disease mechanisms that are relevant across different disease areas, continuous improvement in technologies for drug discovery and potential therapies, close alliance with clinical colleagues, and the establishment of appropriate external complementary alliances.

        All drug candidates are taken to the clinic via "proof-of-concept" trials to enable rapid testing of the fundamental efficacy of the drug while collecting basic information on pharmacokinetics, safety and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities.

        Over the past five years, the output from NIBR has grown progressively. The portfolio of pre-clinical and early clinical New Molecular Entities has increased more than 60%, and 50% of compounds from NIBR are succeeding in Phase II clinical trials. In addition, biologic medicines—antibodies and protein therapeutics—have grown to constitute 30% of NIBR's pre-clinical portfolio.

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

Novartis Molecular Diagnostics

        Recent advances in biology and bioinformatics have lead to a much deeper understanding of the genetic underpinnings of disease and drug targets. Novartis Molecular Diagnostics (MDx), an integrated unit within Novartis Pharmaceuticals, is working to capitalize on these scientific advances to develop innovative diagnostic tests which potentially could improve physicians' ability to optimize patient outcomes and may enable physicians to administer the right treatment to the right patient at the right time.

        At its core, Novartis MDx is rooted in the company's leadership in drug discovery and development, and advancing "personalized medicine" is a key component of the company's strategy. Working closely with, and building on the strong science of NIBR and our Pharmaceuticals Division, MDx works to bring the full power of our internal capabilities and resources to bear in an effort to develop and commercialize important new diagnostic tests to support our development products and disease areas. Additionally, MDx strategically works with external collaborators to leverage technologies and capabilities that fit our diagnostic requirements.

        Our strategy is focused on addressing unmet medical need regardless of market size, and we have a robust and expanding portfolio of molecular diagnostic programs. MDx is aiming for multiple launches over the next few years.

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

        The following provides a summary of the regulatory processes in the principal markets served by Pharmaceuticals Division affiliates:

United States

        In the US, applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization in the US. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for marketing in the US market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may file a New Drug Application (NDA) or biologics license application (BLA), as applicable, for the drug. The NDA or BLA must contain all the scientific information that has been gathered about the drug and typically includes information regarding the clinical experiences of patients tested in the drug's clinical trials. A Supplemental New Drug Application (sNDA) or BLA amendment must be filed for new indications for a previously approved drug.

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

        Throughout the life cycle of a product, the FDA also requires compliance with standards relating to good laboratory, clinical, manufacturing and promotional practices.

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

        Under the Centralized Procedure, applications are made to the European Medicines Agency (EMA) for an authorization which is valid for the European Community. The Centralized Procedure is mandatory for all biotechnology products and for new chemical entities in cancer, neurodegenerative disorders, diabetes and AIDS, autoimmune diseases or other immune dysfunctions and optional for other new chemical entities or innovative medicinal products or in the interest of public health. When a pharmaceutical company has gathered data which it believes sufficiently demonstrates a drug's quality, safety and efficacy, then the company may submit an application to the EMA. The EMA then receives and validates the application, and appoints a Rapporteur and Co-Rapporteur to review it. The entire review cycle must be completed within 210 days, although there is a "clock stop" at day 120, to allow the company to respond to questions set forth in the Rapporteur and Co-Rapporteur's Assessment Report. When the company's complete response is received by the EMA, the clock restarts on day 121. If there are further aspects of the dossier requiring clarification, the EMA will then request an Oral Explanation on day 180, in which the sponsor must appear before the EMA's Scientific Committee (the CHMP) to provide the requested additional information. On day 210, the CHMP will then take a vote to recommend the approval or non-approval of the application. The final decision under this Centralized Procedure is an EU Community decision which is applicable to all Member States. This decision occurs on average 60 days after a positive CHMP recommendation.

        Under the Mutual Recognition Procedure (MRP), the company first obtains a marketing authorization from a single EU member state, called the Reference Member State (RMS). In the Decentralized Procedure (DCP) the application is done simultaneously in selected or all Member States if a medicinal product has not yet been authorized in a Member State. During the DCP, the RMS drafts an Assessment Report within 120 days. Within an additional 90 days the Concerned Member States (CMS) review the application and can issue objections or requests for additional information. On Day 90, each CMS must be assured that the product is safe and effective, and that it will cause no risks to the public health. Once an agreement has been reached, each Member State grants national marketing authorizations for the product.

        After the Marketing Authorizations have been granted, the company must submit periodic safety reports to the EMA (if approval was granted under the Centralized Procedure) or to the National Health Authorities (if approval was granted under the DCP or the MRP). In addition, several Pharmacovigilance measures must be implemented and monitored including Adverse Event collection, evaluation and expedited reporting and implementation as well as up-date of Risk Management Plans.

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

  •
  Direct efforts to control prices.

  •
  United States.    In the US, as a result of the recently passed health care reform legislation, there is a significant risk of future actions to control prices. Specifically, there is a newly created entity, the Independent Payment Advisory Board, which has unprecedented authority to implement broad actions to reduce future costs of the Medicare program. This could include required prescription drug discounts or rebates, which could limit net prices for our products. In addition, the legislation included language authorizing significant increases in Medicaid rebates, effective in 2010, and new required discounts in the Medicare Part D program, effective in 2011. There is a risk that governmental officials will continue to search for ways to reduce or control prices.

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

  •
  Japan.    In Japan, the government generally introduces price cut rounds every other year, and the government additionally mandates price decreases for specific products. In 2010, the National Health Insurance price calculation method for new products and the price revision rule for existing products were reviewed, and the resulting new drug tariffs were effective beginning April 2010. The Japanese government is currently undertaking a healthcare reform initiative with a goal of sustaining the universal coverage of the National Health Insurance program, and is addressing the promotion of generic use and enhancement of pricing for new products. Meanwhile, the government tentatively initiated a premium system which basically maintains the price of patented drugs for unmet medical needs in order to promote innovative new drug creation and the solution of the unapproved indication issue. The continuance of this system will be reviewed as a part of price reforms in 2012.

  •
  Rest of World.    Many other countries around the world are also taking steps to rein in prescription drug prices. As just one example, in 2010, Turkey, one of our most important emerging growth markets, imposed a price reduction on prescription drugs ranging from 11-23%.

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

  •
  Cross-Border Sales.    Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can in some instances legally be re-sold to customers in other EU countries with less stringent price controls at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from

    Canada and other countries into the US are currently illegal. However, political efforts continue at the US federal, state and local levels to change the legal status of such imports.

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

        The protection offered by such patents extends for varying periods depending on the grant, duration and enforceability of patents in the various countries. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage. The duration of the protection will further depend on the patent expiry date and on the availability of patent term extensions, as well as other regulatory provisions for exclusivity such as data exclusivity, orphan drug status and pediatric exclusivity.

        The following is a summary of the patent expiration dates for certain key products of our Pharmaceuticals Division:

Cardiovascular and Metabolism

  •
  Diovan/Co-Diovan/Diovan HCT.    We have patent protection (including extensions) on valsartan, the active ingredient used in our best-selling products Diovan and Co-Diovan/ Diovan-HCT, until 2011 in the major countries of the EU (Patent expiry in February 2011, with an extension to May 2011 in France, Germany, Italy and the UK, and a pediatric extension to November 2011 already granted in some countries, and pending in others); until September 2012 in the US; and until 2013 for Diovan and 2016 for Co-Diovan in Japan. Patent litigations are ongoing against generic manufacturers in Europe and Asia.

  •
  Exforge.    Exforge is a single-pill combination of amlodipine besylate and valsartan. The valsartan patent expires 2011-13 (see above), except that, in Japan, the valsartan patent was extended for the Exforge product only, to 2015. The patent on amlodipine besylate has expired. The patent covering the Exforge product will expire in 2019 and has been challenged in both the US and Europe. We have regulatory exclusivity for the data generated for Exforge in Europe until 2017 and in Japan until 2014.

  •
  Tekturna/Rasilez, Valturna and Tekamlo.    Patent protection for aliskiren, the active ingredient of Tekturna/Rasilez, and the only patented active ingredient in Valturna and Tekamlo, will expire in 2018 in the US (not including pediatric extension) and between 2015 and 2020 in other markets.

  •
  Galvus and Eucreas.    Patent protection for vildagliptin, the active ingredient of Galvus, and the patented active ingredient in Eucreas, is estimated to expire, with extensions, in 2019-24 in markets outside of the US, and in 2024 in the US (not including pediatric extension).

Oncology

  •
  Gleevec/Glivec.    We have patent protection on imatinib, the active ingredient used in our leading product Gleevec/Glivec, until July 2015 in the US (including pediatric extension), until 2016 in the major EU countries (including pediatric extension), and until 2014 in Japan (including extensions). Patent protection on a new crystal form of imatinib has been challenged in the US, but no challenge has been made to the compound patent in the US. In Turkey, where we do not have protection for the compound, we brought suit in 2007 for infringement of the imatinib formulation, indication and crystal form patents against a local company that had obtained generic marketing authorization for a generic version of Glivec. We obtained a preliminary injunction in Turkey, but it was lifted in 2008. Litigation is ongoing. In Canada, a generic company has challenged the compound patent.

  •
  Tasigna.    Patent protection for the active ingredient in Tasigna will expire in 2023 in the US and other major markets.

  •
  Zometa and Reclast/Aclasta.    Patent protection on zoledronic acid, the active ingredient in these products, will expire in 2013 in the US and 2012-2013 in other major markets. We have settled patent litigation which we brought in the US against a generic manufacturer who challenged our patent on zoledronic acid. Under the settlement agreement, the generic manufacturer has dropped the challenge against the Novartis patent and will not launch zoledronic acid in the US until after the patent covering Zometa and Reclast expires in March 2013.

  •
  Femara.    Patent protection for the active ingredient in Femara will expire in 2011 in the US as well as in major European markets, and in 2012 in Japan. Data exclusivity in Japan expires in 2014. Patent litigation against a generic manufacturer who challenged the patent for the Femara active ingredient in the US has been settled. Generic versions of Femara are available in a limited number of EU countries, as well as in several developing country markets.

  •
  Sandostatin.    Patent protection for the active ingredient of Sandostatin has expired. Generic versions of Sandostatin SC are available in the US and elsewhere. Patents protecting the Sandostatin LAR formulation, the long-acting version of Sandostatin which represents a majority of our Sandostatin sales, expire in 2014 and beyond in the US, but expired in July 2010 in key markets outside the US.

  •
  Exjade.    Patent protection for the active ingredient in Exjade will expire in 2019 in the US and 2021 in other markets.

  •
  Afinitor and Zortress/Certican.    Patent protection for everolimus, the active ingredient in these products, and licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents, is expected to expire in 2020 in the US and in 2018 - 2019 in Europe and other major countries.

Neuroscience and Ophthalmics

  •
  Lucentis.    Patent protection for the active ingredient in Lucentis expires in 2018-22 in the EU and Japan. We do not have rights to market the product in the US. In December 2009, MedImmune filed a patent infringement suit against us in the UK and elsewhere in Europe, alleging that Lucentis infringes MedImmune's patents. MedImmune's European patents expire in 2011, but some may be extended to 2016. We have filed countersuits throughout Europe alleging non-infringement and invalidity.

  •
  Exelon.    Patent protection for the active ingredient in Exelon, granted to Proterra and licensed to Novartis, will expire in 2012 in the US and in 2011 in most other major markets. We hold a patent on a specific isomeric form of the active ingredient used in Exelon which expires in 2012-14 in major markets. Exelon Patch is further covered by a formulation patent expiring in 2019 in major markets. Generic manufacturers filed applications to market a version of Exelon capsules in the US, but not the Exelon Patch, and challenged our patents. The resulting US lawsuits were settled.

    Under the terms of the settlement agreements, Novartis granted the generic manufacturers a license to our US patents covering Exelon. As a result, two generic manufacturers launched Exelon capsules in July 2010. The agreements do not permit the generic manufacturers to launch a generic version of the Exelon Patch prior to the patent expiration date. In some European countries generic manufacturers recently obtained marketing approvals for an oral Exelon formulation. In June 2010, several generic manufacturers in Spain were enjoined from selling generic versions of the oral formulation.

  •
  Extavia.    Patent protection for the active ingredient of Extavia has expired. In May 2010, Biogen Idec filed a patent infringement suit in the US against Novartis, alleging that Extavia infringes its patent. The recently-granted patent will expire in September 2026. The litigation is ongoing.

  •
  Comtan.    Patent protection for entacapone, the active ingredient in Comtan, which we licensed from Orion, will expire in the US in 2013 and in Europe in 2012. Other patents, such as a polymorph patent, have also been granted. Litigation concerning the patent on entacapone by Orion against generic manufacturers who have challenged these patents has been settled. Under the terms of the settlement agreements, the first to file generic challenger may launch a generic version of Comtan in September 2012, prior to the expiration of the entacapone compound patent. The second generic challenger can launch a generic version of Comtan in April 2013. Novartis was not a party to the litigation.

  •
  Stalevo.    One of the active ingredients in Stalevo is entacapone, the active ingredient in Comtan. Patent protection for entacapone will expire in 2012-13 (see above). Stalevo is protected by additional patents expiring up to 2020. Patent litigation by Orion in the US against generic manufacturers who have challenged the patent on entacapone and Stalevo formulation patents has been settled, allowing the generic challengers to launch generic versions of Stalevo in April 2012, prior to the expiration of the entacapone compound patent. Novartis was not a party to the litigation.

  •
  Gilenya.    Patent protection for fingolimod, the active ingredient in Gilenya (licensed from Mitsubishi Tanabe Pharma Corporation), is expected to expire in 2019 in the US (including a 5-year Patent Term Extension) and in 2018 in Europe. Patent protection for the commercial formulation of Gilenya will expire in 2024 in most major markets.

Respiratory

  •
  Xolair.    Patent protection for the active ingredient in Xolair will expire in 2018 in the US and in 2017 in other markets.

  •
  Onbrez.    Patent protection for the active ingredient of Onbrez is expected to expire in the US and EU in 2024 and in 2020 in various other markets.

Integrated Hospital Care

  •
  Ilaris.    Patent protection for the active ingredient in Ilaris is expected to expire in 2023 in the US and in 2024 in Europe.

  •
  Neoral/Sandimmune.    Patent protection for the cyclosporin ingredient of Neoral/Sandimmune has expired worldwide.

  •
  Myfortic.    There is no patent protection for the active ingredient in Myfortic. Patents covering the formulation will expire in 2017. Patent litigation against the generic manufacturers which challenged these patents is ongoing in the US.

Other Pharmaceutical Products

  •
  Voltaren/Cataflam.    Patent protection for the active ingredient in Voltaren has expired worldwide.

  •
  Lescol/Lescol XL.    Patent protection for the active ingredient in Lescol will expire in 2012 (including pediatric exclusivity) in the US and has already expired in 2008 in major European markets. Formulation patents will expire in 2012 and beyond. Patent litigation under the compound patent is ongoing against a generic manufacturer who filed for marketing authorization for a generic version of Lescol in the US, challenging the patent on the active ingredient and one formulation patent. An at-risk launch of a generic version of this product is possible in the US beginning in February 2011, at the expiration of the 30-month stay, absent a court decision to the contrary before then. Other generic manufacturers have filed for marketing authorization challenging formulation patents for Lescol XL in the US. In Europe, several generic manufacturers have challenged the validity of formulation patents for Lescol XL that expire in 2017. The European Patent Office (EPO), the UK and the Netherlands have revoked the patent, and the UK decision has been confirmed on appeal. The Dutch and EPO decisions are now on appeal. Generic manufacturers have launched generic products in several European markets.

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

VACCINES AND DIAGNOSTICS

        Our Vaccines and Diagnostics Division is a leader in the research, development, manufacturing and marketing of vaccines and diagnostic tools worldwide. As of December 31, 2010, the Vaccines and Diagnostics Division employed 5,394 full-time equivalent associates worldwide in 30 countries. In 2010, the Vaccines and Diagnostics Division had consolidated net sales of $2.9 billion representing 6% of total Group net sales.

        The Novartis Vaccines and Diagnostics Division is a leading manufacturer of human vaccines, and is growing at double-digit rates. Novartis Vaccines' products include influenza, meningococcal, pediatric, adult and travel vaccines. Novartis Diagnostics is dedicated to preventing the spread of infectious diseases through the development and marketing of nucleic acid technology blood-screening products, and is also creating innovative diagnostics to detect, prevent, and predict disease and improve medical outcomes.

        The current product portfolio of our Vaccines and Diagnostics Division includes more than 20 marketed products. In addition, the division's portfolio of development projects includes more than 15 potential new products in various stages of clinical development.

        Influenza vaccines are a core franchise of the Division, with brands that include Fluvirin, Fluad, Agrippal, AgriFlu and Optaflu. Additionally, during the 2009-2010 A (H1N1) pandemic, Novartis offered three pandemic products, an A (H1N1) non-adjuvanted vaccine manufactured using the Fluvirin platform,

Focetria and Celtura. Today Novartis is among the world's largest producers of influenza vaccines, and a major supplier to the US, UK, Italy, Germany and other countries. According to the World Health Organization, every year an estimated 3 million to 5 million people worldwide become seriously ill from influenza, and as many as 500,000—primarily children and the elderly—die from the ensuing complications. This year, we began shipping seasonal vaccine in August, and completed our entire shipment of 45 million doses to the US for the 2010/2011 season in October 2010, earlier than in previous years and ahead of many competitors.

        We continued to see strong clinical results supporting licensing applications for the broader use of Fluad, our adjuvanted seasonal vaccine currently available for the elderly in Europe and in countries in other regions. In October 2010, we presented data that demonstrated Fluad provided increased clinical protection against seasonal influenza in children as compared to traditional non-adjuvanted trivalent seasonal influenza vaccine, thus supporting potential expansion of its age indication and into additional markets including the US.

        In the first half of 2010, we completed the distribution of A (H1N1) vaccine, meeting our commitments to government customers and helping to protect millions against the pandemic virus strain. The rapid production and distribution of these vaccines—which began within four months of the World Health Organization's pandemic declaration on June 11, 2009—was an unprecedented, one-time event. While the A (H1N1) pandemic has concluded, we continue our work of developing pre-pandemic vaccines with the potential to protect the global population against possible future pandemics. In September 2010, the CHMP issued a positive opinion for Aflunov, an investigational pre-pandemic avian influenza vaccine, for active immunization against H5N1 subtype of Influenza A virus in adults 18 years of age and older. H5N1 (commonly referred to as avian or bird flu) accounts for most avian influenza outbreaks globally and is a serious health concern given its potential to evolve into a deadly pandemic strain at any time. In general, a pre-pandemic vaccine is intended to be used to protect against disease from circulating subtypes of influenza virus not included in the seasonal products, but which causes human disease or carries the potential to cause a pandemic.

        The Novartis meningococcal franchise is expected to be a cornerstone of future growth for the division. Our marketed and candidate vaccines have the potential to protect millions against meningococcal disease, which causes approximately 50,000 deaths a year globally. Because almost all cases of infection are caused by five serogroups—A, B, C, W-135 and Y—and the distribution of strains varies greatly over time and location, Novartis is working to deliver vaccines with broad coverage and the potential to protect all age groups at risk.

        Menveo (MenACWY-CRM), a quadrivalent conjugate vaccine for the prevention of the A, C, Y and W-135 strains of meningococcal meningitis, was approved in 2010 in the US for use in individuals 11-55 years old and in the EU for individuals 11 years and up. Our Menveo development program to expand the age range for which Menveo is indicated—to cover persons aged 2 months to 10 years old in the US and EU—is ongoing, and biologics license applications for use of Menveo in infants and toddlers were submitted in the US in 2010 with similar filings expected in Europe in 2011. Menveo has also received Halal certification in the US and Indonesia, facilitating its use for pilgrims from those and other countries to the Hajj and Umrah, where there is a history and increased risk of outbreaks of meningococcal disease.

        Bexsero, the Novartis investigational multicomponent meningococcal serogroup B vaccine (4CMenB), has shown the potential to be the first vaccine to provide broad coverage against meningococcal B disease. In September 2010, Novartis released pivotal Phase III data that indicated that a large majority of infants vaccinated with Bexsero achieved a robust immune response against all vaccine antigens. In the trial involving more than 3,600 infants, results showed that Bexsero met its primary endpoints, and exhibited an acceptable tolerability profile when co-administered with other routine infant vaccinations, thus supporting potential use of this vaccine in the first year of life when the medical need is considered to be the greatest. Additional data published in November in the Proceedings of the National Academy of

Sciences showed that antibodies induced by Bexsero killed 85% of a large collection of MenB strains in adults and 74% in infants, who are at the highest risk for meningococcal disease.

        Novartis Vaccines continued to expand geographically, nearing completion of the acquisition of an 85% stake in the vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., which offers marketed vaccine products in China. In addition, we have achieved significant milestones in Brazil, entering into an agreement in 2009 with the Fundação Ezequiel Dias in Brazil for meningitis C vaccine technology transfer. This agreement has helped the vaccine be made available to all children in the country under two as part of a national immunization program starting in 2010.

        The Diagnostics business continued to grow in 2010. EFS, the French national blood service, began using Novartis nucleic acid testing (NAT) systems to screen the entire French blood supply for HIV and Hepatitis. (Previously, EFS used Novartis systems to screen 30% of its blood supply.) EFS is testing its blood donations in individual donor format (vs. pools of multiple donors) to ensure maximum analytical sensitivity, and at the same time eliminate the pooling and pool-resolution stages. Also during 2010, Novartis signed a long-term agreement with Creative Testing Solutions, the second-largest blood-testing laboratory in the United States, which will expand its use of Novartis NAT blood screening products, including the addition of testing blood donations for hepatitis B virus DNA using NAT.

        We also expanded our line of nucleic acid testing products in Asia Pacific with approval of the Procleix Ultrio test in China. The test detects HIV Type 1, Hepatitis B virus, and Hepatitis C virus in donated blood in a single assay. Novartis signed a collaboration and license agreement with Smiths Detection (UK) in April 2010 under which Novartis is granted exclusive rights to market Smiths Detection's Bio-Seeq instrument and the associated LATE PCR DNA analysis technology in the area of infectious disease diagnostics. Smiths Detection will leverage its expertise in instrument development and point-of-care diagnostic devices to further enhance the Bio-Seeq platform and sample preparation consumables and to develop a range of diagnostic tests. Novartis Diagnostics will be responsible for clinical trials, regulatory affairs, sales and marketing. Payments to Smiths Detection will be linked to product development and commercial milestones.

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
Influenza Vaccines
Agrippal/AgriFlu

A surface antigen, inactivated, seasonal influenza vaccine for adults and children above six months of age. Agrippal is marketed in the US under the name AgriFlu, and is approved there in subjects 18 years of age and up

Fluad	A surface antigen, inactivated, seasonal influenza vaccine containing the proprietary MF59 adjuvant for the elderly
Fluvirin	A surface antigen, inactivated, seasonal influenza vaccine for adults and children four years of age and up
Optaflu	Cell culture-based, surface antigen, inactivated, influenza vaccine for adults 18 years of age and up
Focetria	Surface antigen, inactivated, influenza vaccine, containing the proprietary MF59 adjuvant, for prophylaxis against the pandemic H1N1v virus strain, in subjects 6 months of age and up
Celtura

Cell culture-based, surface antigen, inactivated, influenza vaccine, containing the proprietary MF59 adjuvant, for prophylaxis against the pandemic H1N1v virus strain, in subjects 6 months of age and up

Meningococcal Vaccines
Menjugate	Meningococcal C vaccine for children 2 months of age and up
Menveo	Meningococcal A, C, W-135 and Y vaccine for adolescents and adults between 11 and 55 years of age (11+ in the EU)
Travel Vaccines
Encepur Children Encepur Adults	Tick-borne encephalitis vaccine for children 1-11 years of age and for adults 12+ years of age
Ixiaro(1)	Prophylactic vaccine against Japanese encephalitis virus
Rabipur/Rabavert	Vaccine for rabies, which can be used before or after exposure (typically animal bites)
Pediatric Vaccines
Polioral	Live, attenuated, oral poliomyelitis vaccine (Sabin) containing attenuated poliomyelitis virus types 1, 2 and 3 from birth
Quinvaxem(2)

Fully liquid pentavalent vaccine combining antigens for protection against five childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b for children above 6 weeks of age

(1)
In collaboration with Intercell

(2)
In collaboration with Crucell

Vaccine Key Products in Development

Therapeutic Area	Project/Compound	Potential Indication/ Disease Area	Planned filing dates/ Current phase
Influenza	Optaflu	Cell culture-based surface antigen, inactivated, seasonal influenza vaccine	EU registered; US Phase III
Fluad
		A surface antigen, inactivated, seasonal influenza vaccine containing the proprietary MF59 adjuvant in development for adults 65+ years of age in the US, and for children up to 8 years of age in the EU	EU filed (pediatric) US Phase III (elderly)
	AgriFlu pediatric	A surface antigen inactivated seasonal influenza vaccine in development for children 6 months—18 years of age in the US	Registered, US Phase III
	Aflunov	A (H5N1) influenza vaccine containing the proprietary MF59 adjuvant for pre-pandemic use in subjects 18 years of age and up	EU CHMP positive opinion received in October, 2010; US Phase II
	H5N1 FCC	Cell-culture-based A (H5N1) influenza vaccine for pre-pandemic use (age range to be defined) for the US	Phase II
Meningococcal	Menveo	Quadrivalent meningococcal vaccine for strains A, C, Y and W-135 for infants, adolescents and adults	Registered (adolescents & adults) (US & EU) US filed/EU Phase III (infants) US Filed (Ages 2-10)
	Bexsero	Multicomponent meningococcal serogroup B vaccine for infants, adolescents and adults	EU submitted, US Phase II
	MenABCWY	Meningococcal vaccine for strains A, B, C, Y and W-135	Phase II

Therapeutic Area	Project/Compound	Potential Indication/ Disease Area	Planned filing dates/ Current phase
P aeruginosa		Prophylactic vaccine for P aeruginosa infections(1)	Phase II
HIV(1)		Prophylactic HIV vaccine	Phase I
GBS		Prophylactic Group B Streptococcus (GBS) vaccine	Phase I
H pylori		Prophylactic vaccine for H pylori	Phase I
CMV(2)		Prophylactic vaccine for cytomegalovirus	Phase I
S Pneumoniae		Prophylactic vaccine for streptococcus pneumoniae	Phase I

(1)
In collaboration with National Institutes of Health.

(2)
In collaboration with AlphaVax.

Key Marketed Diagnostics Products

Product	Product Description
Procleix eSAS System	Semi automated modular instrument solution supporting Duplex and Ultrio NAT assays
Procleix TIGRIS System	Fully automated instrument solution supporting Ultrio NAT assays
Procleix SP System	Fully automated liquid-handling instrument for pooling and creation of archive plates
Procleix Duplex Assay	NAT assay designed to detect HIV-1, HCV through a single test
Procleix WNV Assay	First NAT assay approved by the FDA to detect West Nile virus
Procleix Ultrio Assay	First NAT assay designed to detect HIV-1, HCV and HBV in a single test
Procleix Ultrio + Assay	Our most sensitive CE Mark certified NAT assay designed to detect HIV-1, HCV and HBV in a single test

Diagnostics Key Products in Development

Therapeutic Area	Product	Product Description	Planned filing dates/ Current phase
Blood Screening	HAV/Parvo test	NAT test designed to detect Hepatitis A virus and Parvo B19 virus	Discovery
	Dengue test	NAT test designed to detect the Dengue virus	Discovery
	Procleix Panther System	Fully automated mid-throughput instrument	Development
Clinical Diagnostics	Mis-folded protein assay	Novel technology to detect abnormal protein particles that cause several neurodegenerative diseases such as Diabetes, Alzheimer's, Parkinson's in patients	Discovery
Infectious Disease	Hospital-associated infections	Accurate and early pathogen detection	Discovery
Predictive Health	Maternal/Fetal Screening	Tests to predict and improve outcomes and therapeutic response	Discovery
Transfusion Medicine	Bone-marrow typing	Test to improve donor/recipient matching	Discovery

Principal Markets

        The principal markets for our Vaccines and Diagnostics Division include the US and Europe. The following table sets forth the aggregate 2010 net sales of the Vaccines and Diagnostics Division by region:

Vaccines and Diagnostics	2010 Net Sales to third parties
	$ millions	%
United States	1,184	41
Americas (except the United States)	305	10
Europe	784	27
Rest of the World	645	22

Total	2,918	100

        Sales of certain vaccines, including influenza and tick borne encephalitis vaccines, are subject to seasonal variation. Sales of the majority of our other products are not subject to material changes in seasonal demand.

 Research and Development

        In 2010, the Vaccines and Diagnostics Division invested $523 million ($506 million excluding amortization charges) in research and development, which amounted to 18% of the division's net sales. The Vaccines and Diagnostics Division invested $508 million ($465 million excluding impairment and amortization charges) and $360 million ($327 million excluding amortization charges) in research and development in 2009 and 2008 respectively.

        While research and development costs for vaccines traditionally have not been as high as for pharmaceuticals, a robust clinical program including Phase I to Phase III must be performed by the manufacturer to obtain a license for commercialization. See "—Pharmaceuticals—Compounds in Development" and "—Pharmaceuticals—Research and Development." Similarly, our diagnostics blood screening research and development efforts, which we perform in collaboration with Gen-Probe, Inc., and our clinical diagnostic research and development efforts, which we may perform in collaboration with other partners, require extensive and expensive research and testing of potential products. At each of these steps, there is a substantial risk that we will not achieve our goals. In such an event, we may be required to abandon a product in which we have made a substantial investment.

Production

        We manufacture our vaccines products at six facilities in Europe, the US and Asia. Our principal production facilities are located in Liverpool, UK; Marburg, Germany; Siena and Rosia, Italy, Ankleshwar, India, and Holly Springs, North Carolina. We continue to invest and upgrade our existing sites to ensure that previously initiated remediation efforts are completed and meet quality standards. In addition, certain conjugation and chemistry activities for vaccines are performed at our Emeryville, California site. At our Emeryville site, we also manufacture antigens and associated conjugates as both intermediates and final kits in support of diagnostics and blood screening industries around the world. Companies in the serology market, including our long-standing joint partner Ortho Clinical Diagnostics, purchase these products for use in their blood testing assays. Our NAT blood screening products are manufactured for us by Gen-Probe, Inc., an outside supplier.

        Each year new seasonal influenza vaccines need to be produced in order to induce effective protection against the current circulating strains of the virus, which can change from year to year. Global surveillance of influenza viruses is conducted throughout the year by the World Health Organization (WHO) Influenza Surveillance Network, which provides information on currently circulating strains and identifies the appropriate strains to be included in next season's influenza vaccine. Each year, the EMA and the US Centers for Disease Control then confirm the vaccine composition for the coming season for the northern hemisphere and the Australian Therapeutic Goods Administration for the southern hemisphere. There can be no guarantee that the division will succeed in producing and having approved an updated flu vaccine within the timeframes necessary to commercialize the vaccine for the applicable flu season.

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply.

        We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

 Marketing and Sales

        Our main Vaccines marketing and sales organizations are based in Switzerland, Germany, UK, Italy and the US. We are also seeking to expand operations in China—where we are making efforts to complete our previously-announced acquisition of an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd.—as well as in India and in various other European and Latin American countries. In the US, we market influenza, Japanese Encephalitis and rabies vaccines through a network of wholesalers and distributors as well as direct to key customers. Direct sales efforts are focused on public health and distributor channels, and on non-traditional channels, such as employers, chain drug headquarters and service providers.

        The Diagnostics marketing and sales efforts are primarily focused on blood banks, with some marketing efforts focused on the development of new clinical diagnostics. With roughly half of worldwide blood donations not being subjected to updated viral nucleic acid screening, the company will continue to focus on increasing the practice of viral nucleic acid testing using its proprietary systems in emerging areas of the world.

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

Regulation

        Our vaccines products are subject to essentially the same regulatory procedures as are the products of our Pharmaceuticals Division. See "Pharmaceuticals—Regulation." In the US, a company seeking approval of a vaccine submits a Biologics License Application (BLA) for the vaccine, rather than an NDA. Subsequently, the BLA follows substantially the same path for approval as does an NDA. In addition, annual license applications for seasonal flu vaccines must be submitted every year.

        Diagnostics products are regulated as medical devices in the US and the EU. These jurisdictions each have risk-based classification systems that determine the type of information which must be provided to the local regulators in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) and a Pre-Market Notification (510(k)) submission. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. The FDA review of a PMA usually takes 180 days from the date of filing of the application. Under Pre-Market Notification (510(k)), the manufacturer submits notification to the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another product already on the market. The FDA usually determines whether the device is substantially equivalent within 90 days. For specific diagnostics products that are sold into blood banks, or sold for diagnosis of HIV-1 infection, applications are submitted for review by the FDA's Center for Biologics Evaluation and Research (CBER). Under such review, the product is considered a biologic until such time as approval is received, at which time the product becomes a medical device. For products used specifically for screening of blood donors, or biologic reagents sold for further manufacturing use, the medical device is subject to Licensure by CBER. The submission for this purpose follows the same requirements as Vaccines; a Biologic License Application is submitted to CBER. CBER usually takes 240 days to review a BLA.

        In the EU, the CE marking is required for all medical devices sold. By affixing the CE marking, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device Directive. Diagnostics products are specifically covered by the EU In Vitro Diagnostic (IVD) Directive. Under that Directive, certain products are subject to review and prior approval by a "notified body." Others are subject to a self-certification process by the manufacturer, which requires the manufacturer to confirm that the product performs to appropriate standards. This allows the manufacturer to issue a Declaration of Conformity and to notify competent authorities in the EU that the manufacturer intends to market the product. In order to comply with European regulations, our Vaccines and Diagnostics Division maintains a full Quality Assurance system and is subject to routine auditing by a certified third party (a "notified body") to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of the ISO quality systems' standard ISO 13485.

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

SANDOZ

        Our Sandoz Division is a world leader in developing, manufacturing and marketing generic pharmaceutical products, follow-on biopharmaceutical products and drug substances that are not protected by valid and enforceable third-party patents. As of December 31, 2010, affiliates of the Sandoz Division employed 23,536 full-time equivalents associates worldwide in more than 130 countries. In 2010, our Sandoz Division achieved consolidated net sales of $8.5 billion, 17% of the Group's total net sales.

        The Sandoz Division is active in Retail Generics, Anti-Infectives, Biopharmaceuticals and Oncology Injectables (following the acquisition of EBEWE Pharma, completed in September 2009). In Retail Generics, we develop, manufacture and market active ingredients and finished dosage forms of pharmaceuticals, as well as supplying active ingredients to third parties. In Anti-Infectives, we develop and manufacture active pharmaceutical ingredients and intermediates—mainly antibiotics—for use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, we develop, manufacture and market protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and sell biotech manufacturing services to other companies. In Oncology Injectables, we develop, manufacture and market cytotoxic products for the hospital market.

        The worldwide market for generic pharmaceutical products has been growing by about 10% annually and is expected by industry analysts to continue at nearly that rate through 2015, fueled primarily by the growing health needs of an aging population, opportunities created through patent expiries, increasing access to healthcare and pressures to contain healthcare costs. According to IMS Health, Sandoz is the No. 2 company in worldwide generic sales and is positioned as a global leader in Retail Generics. Sandoz Biopharmaceuticals has emerged as the leading global player in biosimilars, with three marketed medicines, and a pipeline of eight to ten molecules, including monoclonal antibodies, at various stages of development. In addition, Sandoz remains one of the leading manufacturers of antibiotics worldwide.

The acquisition of EBEWE Pharma in 2009 positioned Sandoz among the top four global players in oncology injectables, according to IMS Health.

        Sandoz has three strategic priorities: to be first-to-market with our products as originators' substance patents expire or become unenforceable, to be cost competitive by leveraging our economies of scale in development and production, and to differentiate Sandoz based on our extensive global reach and our advanced technical expertise in the development, manufacturing and marketing of differentiated generics and biosimilars.

        In 2010, Retail Generics benefited from the first-to-market US launch of Sandoz's generic enoxaparin sodium (Lovenox®)—the largest-ever launch in the US of a generic hospital medication. Other key US launches included metaxalone (Skelaxin®), and the authorized generics of losartan potassium and losartan potassium-hydrochlorothiazide (Cozaar® and Hyzaar®), as well as gemcitabine HCI injection (Gemzar®). Key product launches in various European countries included losartan/losartan HCT, lercanidipine (Corifeo®/Zanidip® ), tacrolimus (Prograf®), and Docetaxel (Taxotere®). Anti-Infectives experienced continued volume growth, with key products globally including amoxicillin/clavulanic acid, ceftriaxone, azithromycin and cefdinir, as well as the exclusive US launch of amoxicillin-clavulanic acid ER (Augmentin®).

        In Biopharmaceuticals, Sandoz continued to roll out important follow-on products and to drive its contract manufacturing base business. Recombinant growth hormone Omnitrope, which was first launched in the EU and US in 2006 and 2007 respectively, received FDA approval for several additional indications, and was launched in 2010 in countries including Taiwan, Argentina, and the Czech Republic. High-dosage oncology formulations of anemia medicine Binocrit were rolled out in 2010 in countries including France, Spain, Italy and the UK, complementing the base nephrology business. Neutropenia medication Zarzio, which was approved EU-wide in 2009, was rolled out in further countries including Italy, Belgium, Sweden and Switzerland.

        In October 2010, just one year after Sandoz completed the acquisition of Austrian-based oncology injectables specialist EBEWE Pharma, Sandoz announced the successful completion of the integration process and the launch of a new global brand, Sandoz Oncology Injectables. The new business is now fully organized on a global basis and offers customers a broad differentiated portfolio of more than 25 marketed products plus a strong pipeline for future growth.

        In April 2010, Sandoz announced a definitive agreement to acquire Oriel Therapeutics, a privately held US pharmaceuticals company. The deal was finalized in June, and Oriel has been integrated as a separate development unit within Sandoz. Oriel focuses on developing respiratory products with known pathways as generic alternatives to patented drugs for asthma and chronic obstructive pulmonary disease (COPD). Regulatory approvals of these medicines would enable Sandoz to increase access to affordable, high-quality therapeutic alternatives for these increasingly prevalent medicines. The acquisition also offers Sandoz access to Oriel's novel FreePath™ drug delivery technology, as well as its proprietary Solis™ disposable dry powder inhaler.

Recently Launched Products

        Sandoz launched a number of important products in 2010, including:

  •
  Enoxaparin sodium, a generic version of the best-selling anti-thrombotic Lovenox®, was launched as the sole generic in the US.

  •
  Metaxalone, a generic version of muscle relaxant Skelaxin®, was launched with generic market exclusivity in the US.

  •
  Losartan potassium and losartan potassium-hydrochlorothiazide (HCT), authorized generic versions of Cozaar® and Hyzaar®, were launched in the US; "early entry" versions of both products were also introduced in Germany, followed by generic versions in other European markets.

  •
  Amoxicillin-clavulanic acid ER, a generic version of broad-spectrum antibiotic Augmentin®, was launched with market exclusivity in the US.

  •
  Tacrolimus, a generic version of the kidney and liver transplantation medicine Prograf®, was launched in several European markets including Germany, Portugal, Netherlands, Austria, Belgium, Switzerland, and the UK.

  •
  Lercanidipine, a generic version of Corifeo®/Zanidip®, was launched in European markets including France, Italy, Spain, the Netherlands, Austria, Belgium, and Portugal.

  •
  Docetaxel, a generic version of cytotoxic Taxotere®, was launched in several European countries as well as in New Zealand.

  •
  Omnitrope, a follow-on version of the recombinant human growth hormone Somatropin®, was launched in Taiwan, Argentina, and the Czech Republic.

  •
  Binocrit, a follow-on version of the recombinant human protein Eprex®/Erypo®, was launched in higher dosage pre-filled syringes for patients suffering from chemotherapy-related anemia in countries including France, Spain, Italy and the UK.

  •
  Zarzio, a follow-on version of the recombinant human granulocyte colony-stimulating factor filgrastim (G-CSF), was launched in countries including Italy, Belgium, Sweden, and Switzerland.

Key Marketed Products

        The following tables describe key marketed products for Sandoz (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Acetylcystine	Fluimucil®	Respiratory System
Amlodipine/Benazepril	Lotrel®	Hypertension
Amoxicillin/clavulanic acid	Augmentin®	Anti-infective
Enoxaparin sodium injection	Lovenox®	Anti-coagulant
Fentanyl	Duragesic®	Analgesic
Lansoprazole	Prevacid®	Proton pump inhibitor
Losartan/Losartan HCT	Cozaar®/Hyzaar®	Hypertension
Omeprazole	Prilosec®	Ulcer and heartburn treatment
Simvastatin	Zocor®	Cholesterol lowering treatment
Tacrolimus	Prograf®	Transplantation

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones

Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Omnitrope	Somatropin®	Recombinant human growth hormone
Binocrit and Epoetin alfa Hexal	Eprex®/Erypo®	Recombinant protein used for anemia
Zarzio and Filgrastim Hexal	Neupogen®	Recombinant protein used in oncology

Oncology Injectables

Product	Originator Drug	Description
Carboplatin	Paraplatin®	Ovarian, lung, head-neck and cervix cancer
Epirubicin	Farmorubicin®	Breast, lung, ovarian, gastric and bladder cancer, and others
Gemcitabine	Gemzar®	Bladder, pancreas, lung, ovarian, and breast cancer
Methotrexate	Folex®, Rheumatrex®	Arthritis; breast, lung, cervix and ovarian cancer, and others
Oxaliplatin	Eloxatin®	Colorectal and colon cancer
Paclitaxel	Taxol®	Breast, lung and ovarian cancer, Kaposi sarcoma
Docetaxel	Taxotere®	Breast, ovarian and non-small cell lung cancer

 Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz, although we are active in more than 130 countries. This table sets forth aggregate 2010 net sales by region:

Sandoz	2010 Net Sales to third parties
	$ millions	%
United States	2,630	31
Americas (except the United States)	583	7
Europe	4,273	50
Rest of the World	1,032	12

Total	8,518	100

        Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti-infective products are subject to seasonal variation. Sales of the vast majority of our other products are not subject to material changes in seasonal demand.

Production

        We manufacture our Sandoz products at more than 30 production facilities around the world. Among these, our principal production facilities are located in Barleben, Germany; Kundl and Unterach, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe and Mahad, India; Buenos Aires, Argentina; Boucherville, Canada; Cambé and Taboão, Brazil; Gebze and Syntex, Turkey. In December 2010, Novartis announced the signing of a Memorandum of Understanding, confirming its intention to build a new full-scale pharmaceutical manufacturing plant in St. Petersburg, Russia. Construction is scheduled to start in 2011 and the plant is expected to produce approximately 1.5 billion units per year (oral solid dosage forms), of which the majority is anticipated to be generic products. Total Novartis Group investment in the plant is expected to be approximately $140 million.

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

        We obtain agricultural, chemical and other raw materials from suppliers around the world. The raw materials we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts. We also proactively monitor markets and developments that could have an adverse effect on the supply of essential materials. All raw materials we purchase must comply with our quality standards.

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply.

        We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

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

        Our Biopharmaceuticals business operates in an emerging business environment. Regulatory pathways for approving biosimilar products are either new or still in development, and policies have not yet been fully defined or implemented for the automatic substitution and reimbursement of biosimilars in many markets, including the US. As a result, in many of these markets, including the US, our biosimilar products must be marketed as branded competitors to the originator products.

        Our Oncology Injectables business supplies hospitals worldwide with cytotoxic products for use in oncology treatment.

Competition

        The market for generic products is characterized by increasing demand for high-quality pharmaceuticals that can be produced at lower costs due to comparatively minimal initial research and development investments. Increasing pressure on healthcare expenditures and numerous patent and data exclusivity period expirations have created a favorable market environment for the generics industry. This positive market trend, however, brings increased competition among the companies selling generic pharmaceutical products, leading to ongoing price pressure on generic pharmaceuticals.

        In addition, research-based pharmaceutical companies have responded to increased competition from generic products by licensing their branded products to generic companies (the so-called "authorized generic"). By doing so, research-based pharmaceutical companies participate in the conversion of their branded product once generic conversion begins. Consequently, generic companies that were not in a position to compete on a specific product are allowed to enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (See "—Regulation"). The company that launches an authorized generic typically enters the market at the same time as the generic exclusivity holder. This tends to reduce the value of the exclusivity for the company that invested in creating the first generic. Furthermore, certain research-based companies continually seek new ways to protect their market franchise and to decrease the impact of generic competition. For example, some research-based pharmaceutical companies have reacted to generic competition by decreasing the prices of their branded product, thus seeking to limit the profit that the generic companies can earn on the competing generic product.

Development and Registration

        Before a generic pharmaceutical may be marketed, intensive technical as well as clinical development work must be performed to demonstrate, in bio-availability studies, the bio-equivalency of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals are much lower than those of the originator pharmaceuticals, as no clinical trials on dose finding and efficacy must be performed by the generic company. As a result, pharmaceutical products for which the patent and data exclusivity period has expired can be offered for sale at prices often much lower than those of products protected by patents and data exclusivity, which must recoup substantial basic research and development costs through higher prices over the life of the product's patent and data exclusivity period.

        For follow-on biologic products, the regulatory pathways for approving such products are still in development, or pending final implementation, in many countries. However, at least for certain biopharmaceutical products, a certain number of carefully targeted clinical trials in patients to determine safety and efficacy do appear to be required. Sandoz has successfully registered and launched the first biosimilar product in Europe, the US, Canada and Japan, as well as two further products in Europe.

        Currently, the affiliates of the Sandoz Division employ more than 2,800 Development and Registration staff who explore alternative routes for the manufacture of known compounds and develop innovative dosage forms of well-established medicines. These associates are based worldwide, including major facilities in Holzkirchen and Rudolstadt, Germany; Kundl, Schaftenau and Unterach, Austria; Menges and Ljubljana, Slovenia; Kalwe, India; Boucherville, Canada; Broomfield, Colorado and East Hanover, New Jersey (transferred from Wilson, NC, and formally opened in June 2010); and Cambé, Brazil. As of end 2010, Sandoz has terminated local and global development activities in Buenos Aires, Argentina, in the wake of the successful integration of EBEWE Pharma into Sandoz and the creation of a new global Center of Excellence for Oncology Injectables (including development activities), based at Unterach, Austria.

        In 2010, Sandoz invested $658 million ($618 million excluding impairment and amortization charges) in product development, which amounted to 8% of the division's net sales. Sandoz invested $613 million ($603 million excluding impairment and amortization charges) and $667 million ($643 million excluding impairment and amortization charges) in product development in 2009 and 2008 respectively.

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

        In the US, the decision whether a generic pharmaceutical is bioequivalent to the original branded product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product's manufacturer. The process typically takes approximately 18 months from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the innovator, or to certify that such patents are invalid or the product is non-infringing. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30-month delay in the approval of the generic product in order to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch- Waxman Act provides those applicants with 180 days of marketing exclusivity to recoup the expense of challenging the innovator patents. However, generic applicants must launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the EMA under the Centralized Procedure, or by a single Member State under the national or decentralized procedure. See "—Pharmaceuticals—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's data exclusivity period. In such cases, the generic company is able to submit its Abridged Application based on the data submitted by the medicine's innovator, without the need to conduct extensive Phase III clinical trials of its own. For all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator in support of its application for a marketing authorization for the reference product will be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator that show a significant clinical benefit in comparison to the existing therapies.

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

CONSUMER HEALTH

        Our Consumer Health Division is a world leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers, as well as pets and livestock. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. The Consumer Health Division consists of the following three business units:

  •
  OTC (over-the-counter medicines)

  •
  Animal Health

  •
  CIBA Vision

        Each business unit has its own research, development, manufacturing, distribution and selling capabilities. However, none are material enough to the Group to be separately disclosed as a segment. As of December 31, 2010, the affiliates of our Consumer Health Division employed 13,136 full-time equivalent associates worldwide. In 2010, the affiliates of our Consumer Health Division achieved consolidated net sales of $6.2 billion, which represented 12% of the Group's total net sales.

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

        The following is a description of the three Consumer Health Division Business Units:

  •
  OTC (over-the-counter medicines) is a world leader in offering products for the treatment and prevention of common medical conditions and ailments, to enhance people's overall health and well-being. The business of OTC is conducted by a number of affiliated companies in more than 50 countries. The OTC business focuses on a group of strategic global brands in leading product categories that include treatments for cough/cold/respiratory (Triaminic, Otrivin, TheraFlu/NeoCitran), pain relief (Excedrin, Voltaren), smoking cessation (Habitrol/Nicotinell), dermatology (Lamisil, Fenistil), and gastrointestinal (Benefiber, Prevacid24HR, Pantoloc Control). Pantoloc Control (pantoprazole 20 mg) was launched across 14 European markets in May 2010 after having been centrally approved in June 2009 by the EMA for the treatment of frequent heartburn. Pantoloc Control is a strategic addition to the Novartis OTC product portfolio, and we expect that it will drive strong growth of the OTC Digestive Health category.

  •
  Animal Health offers products and services to save, prolong and improve animal lives, focusing on both companion and farm animals (including cultivated fish). The business of Animal Health is conducted by affiliated companies in approximately 40 countries. Animal Health has a dedicated research and development team that benefits from synergies with other Novartis businesses, most notably research in the Pharmaceuticals Division. Key products for companion animals include Atopica (atopic dermatitis management), Deramaxx (pain relief) and Sentinel/Milbemax/Interceptor (intestinal parasite control and heartworm prevention), while leading farm animal products include the therapeutic anti-infective Denagard, an effective broad-spectrum antimicrobial used to treat and control bacteria in swine, CLiK, an effective insect growth regulator used to control blowfly strike in sheep, and cattle vaccines used to prevent respiratory and reproductive diseases in beef and dairy cattle. In 2009, Animal Health launched Zolvix, a sheep drench representing the first new sheep anthelmintic class in 25 years, and Onsior, the first coxib class NSAID (non-steroidal anti-infammatory drug) to be approved for both cats and dogs. Aquaculture products include vaccines and treatments mainly used in salmon farming.

  •
  CIBA Vision is a global leader in the research, development, and manufacturing of contact lenses and lens care products. The business of CIBA Vision is conducted by affiliated companies in nearly 40 countries. CIBA Vision is committed to the research and development of innovative products, lens technology and services. R&D efforts have produced lenses such as the Air Optix family of monthly silicone hydrogel lenses, and Dailies daily disposable lenses. CIBA Vision is also the world's leading provider of color contact lenses to change and enhance eye color through products such as FreshLook lenses. In lens care, CIBA Vision has developed many innovative products, particularly multi-purpose solutions in one bottle such as Aquify/Solocare Aqua and the Clear Care/Aosept Plus peroxide system. In 2010, the European Commission and Canadian Authorities gave Novartis permission to acquire 77% majority ownership of Alcon subject to certain conditions, including the divestiture of the rights to the CIBA Vision lens care products Solocare Aqua and Solocare Soft in Canada and in the European Economic Area. In addition, the European Commission's permission required the divestiture of the CIBA Vision product Aquify Comfort Drops in certain countries. Novartis has commenced the process of divesting its rights to these products.

Principal Markets

        The principal markets for the Consumer Health Division are the US and Europe. The following table sets forth the aggregate 2010 net sales of the Consumer Health Division by region:

Consumer Health	2010 Net Sales to third parties
	$ millions	%
United States	2,006	32
Americas (except the United States)	555	9
Europe	2,624	42
Rest of the World	1,019	17

Total net sales	6,204	100

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

Production

        OTC: Products for our OTC Business Unit are produced by the business unit's own plants, strategic third-party suppliers and other Novartis Group plants (which are predominantly owned and operated by the Pharmaceuticals Division). The primary OTC plants are located in Lincoln, Nebraska; Nyon, Switzerland; Humacao, Puerto Rico; and Jamshoro, Pakistan.

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

        While production practices may vary from business unit to business unit, we generally obtain our raw materials, intermediates and active ingredients from suppliers around the world. The raw materials, intermediates and active ingredients we purchase are generally subject to market price fluctuations. We seek to avoid these fluctuations, where possible, through the use of long-term supply contracts. We also proactively monitor markets and developments that could have an adverse effect on the supply of essential materials. All raw materials we purchase must comply with our quality standards.

        The goal of our supply chain strategy is to produce and distribute high quality products efficiently. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA. Like our competitors, our Consumer Health Division has faced manufacturing issues, and has received Warning Letters relating to such manufacturing issues. For example, in December 2010, a CIBA Vision manufacturing facility in Cidra, Puerto Rico received a Warning Letter from the FDA, primarily as a result of questions involving the testing methods used for certain contact lenses manufactured there. As a result, CIBA Vision recalled the product. An action plan is under development and will be presented to the FDA. However, there can be no guarantee of the outcome of this matter.

        In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply.

        We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

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

        CIBA Vision: In most countries, contact lenses are available only by prescription. CIBA Vision lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. CIBA Vision's lens care products can be found in major drug, food, mass merchandising and optical retail chains globally, subject to country regulations. In addition, mail order and Internet sales of contact lenses are becoming increasingly important channels in major markets worldwide.

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

        CIBA Vision: CIBA Vision invests substantially in internal research and development operations, which yield new chemistries, lens designs and surfaces, and processing technologies. These resources are complemented by licensing agreements and joint research and development partnerships with third parties. For contact lenses our key focus is in: daily disposable lenses, weekly and monthly silicone hydrogel lenses and other innovative products, such as lenses for myopia control. In lens care, our development efforts focus on lens care solutions that complement silicone hydrogel contact lenses, and provide the safety, disinfecting and cleaning power needed to help maintain ocular health.

        In 2010, the Consumer Health Division invested $359 million in research and development, which amounted to 6% of the division's net sales. Our Consumer Health Division invested $346 million ($345 million excluding amortization charges) and $313 million ($312 million excluding amortization charges) in research and development in 2009 and 2008 respectively.

Regulation

        OTC: For OTC products, the primary regulatory process for bringing a product to market consists of preparing and filing a detailed dossier with the appropriate national or international registration authority and obtaining approval of the applicable health authority. See "—Pharmaceuticals—Regulation." In the US, in addition to the NDA process, which also is used to approve prescription pharmaceutical products, an OTC product may be sold if the FDA has determined that the product's active ingredient is generally recognized as safe and effective. FDA makes this determination through a regulatory process known as the OTC Drug Review. In the OTC Drug Review, the FDA has established, in a series of monographs, the conditions under which particular active ingredients may be recognized as safe and effective for OTC use. Pharmaceutical companies can market products containing these active ingredients without the necessity of filing an NDA and going through its formal approval process, so long as the company complies with the terms of the published monograph. These processes do not apply outside the US. Outside the US, countries have their own regulatory processes for approving or allowing the sale of pharmaceutical products, including prescription, OTC, and switching from prescription to OTC status. These processes vary from country to country.

        Animal Health: The registration procedures for animal medicines are similar to those for human medicines. An animal drug application for product registration must be accompanied by extensive data on target animal and user safety, environmental fate and toxicology, efficacy in laboratory and clinical studies, information on manufacturing, quality control and labeling as well as on residues and food safety if applied to food-producing animals. In the US, animal health products are generally regulated by the FDA's Center for Veterinary Medicine. Certain product categories are regulated by the Environmental Protection Agency, and vaccines are under the control of the US Department of Agriculture. In the EU, veterinary medicinal products need marketing authorization from the competent authority of a member-state (national authorization) or from the EU Commission (community authorization) following either the Centralized Procedure, Mutual Recognition Procedure or the Decentralized Procedure. See "—Pharmaceuticals—Regulation."

        CIBA Vision: Contact lenses and lens care products are regulated as medical devices in the US, the EU and the majority of other regulated countries. In the US, extended wear contact lenses are considered Class III devices, for which a PMA application is submitted to FDA. Daily wear lenses and lens care products are considered Class II devices for which the manufacturer must submit a Premarket Notification 510(k) application. See "—Vaccines and Diagnostics—Regulation."

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

        We generally own our facilities. However, some sites are leased under long-term leases. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. We believe that our production plants and research facilities are well maintained and generally adequate to meet our needs for the foreseeable future.

        The following table sets forth our major production and research facilities. For information regarding Alcon, see Alcon's 20-F at Item 4.D.

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Ringaskiddy, Ireland	60,000	Drug substances, intermediates

Grimsby, UK	64,000	Drug substances, intermediates

Stein, Switzerland	130,000	Steriles, ampules, vials, tablets, capsules, transdermals

Basel, Switzerland—Klybeck	11,000	Drug substances, intermediates

Basel, Switzerland—Schweizerhalle	26,000	Drug substances, intermediates

Basel, Switzerland—St. Johann	28,000	Drug substances, intermediates, biopharmaceutical drug substance

Torre, Italy	52,000	Tablets, drug substance intermediates

Changshu, China	56,000	Drug substances, intermediates

Vacaville, California	6,300	biopharmaceutical drug substances

Suffern, NY	55,000	Tablets, capsules, transdermals, vials

Kurtkoy, Turkey	52,000	Tablets, capsules, effervescents

Horsham, UK	17,000	Tablets, capsules

Sasayama, Japan	26,000	Tablets, capsules, dry syrups, suppositories, creams, powders

Huningue, France	44,000	Suppositories, liquids, solutions, suspensions, biopharmaceutical drug substances

Cairo, Egypt	47,000	Tablets, creams, liquids, steriles

Taipi, Mexico	10,000	Tablets, creams, ointments

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Singapore	29,000	Bulk tablets

Wehr, Germany	24,000	Tablets, creams, ointments

Barbera, Spain	24,000	Tablets, capsules

Resende, Brazil	16,000	Drug substances, intermediates

Chang Ping, China	16,000	Tablets, capsules, gel

Vaccines and Diagnostics
Holly Springs, NC	130,000	Vaccines and adjuvant

Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Liverpool, UK	49,000	Vaccines

Marburg, Germany	93,000 (production and R&D facilities)	Vaccines and adjuvant

Ankleshwar, India	11,000	Vaccines

Sandoz
Taboão da Serra, Brazil	501,000	Capsules, tablets, syrups, suspensions, drop solutions

Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Barleben, Germany	95,000	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms

Broomfield, CO	60,000	Broad range of finished dosage forms

Kalwe, India	47,000	Broad range of finished dosage forms

Mahad, India	43,000	Active drug substances

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Gebze, Turkey	42,000	Broad range of finished dosage forms

Cambé, Brazil	32,000	Broad range of finished dosage forms

Wilson, NC	31,000	Broad range of finished dosage forms

Rudolstadt, Germany	37,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Stryków, Poland	20,000	Broad range of finished dosage forms

Kolshet, India	20,000 (production and R&D facilities)	Generic pharmaceuticals

Boucherville, Canada	14,000 (production and R&D facilities)	Injectable products

Holzkirchen, Germany	17,000 (production and R&D facilities)	Oral dispersible films, transdermal delivery systems, reservoir and matrix patches

Unterach, Austria	15,000 (production and R&D facilities)	Oncology injectables

Consumer Health
OTC
Lincoln, NE	46,000 (production and R&D facilities)	Tablets, liquids, creams, ointments, capsules, patches

Nyon, Switzerland	15,000 (production and R&D facilities)	Liquids and creams

Humacao, Puerto Rico	13,000	Tablets, capsules, medicated chocolates, softgels and Thin Strips

Jamshoro, Pakistan	24,000	Tablets, liquids, creams

Animal Health
Wusi Farm, China	39,000	Insecticides, antibacterials, acaricides, powders

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals

Dundee, UK	11,000	Liquids

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Braintree, UK	6,000	Veterinary immunologicals

Huningue, France	5,000	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

Charlottetown, Canada	5,000	Veterinary immunologicals for aquaculture

CIBA Vision
Johor, Malaysia	35,000	Contact lenses

Duluth, GA	34,000	Contact lenses

Grosswallstadt, Germany	37,000	Contact lenses

Pulau Batam, Indonesia	27,000	Contact lenses

Des Plaines, IL	27,000	Contact lenses

Singapore	19,000	Contact lenses

Cidra, Puerto Rico	6,000	Contact lenses

Mississauga, Canada	15,000	Lens care products

Major Research and Development Facilities:

Pharmaceuticals
East Hanover, NJ	177,000	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000	General pharmaceutical products

Cambridge, MA	116,000	General pharmaceutical products

Horsham, UK	38,000	Respiratory and nervous system diseases

Emeryville, CA	(included in Vaccines and Diagnostics facilities)	Oncology

Shanghai, China	5,000	Oncology

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Cambridge, MA	9,000	Vaccines

Sandoz
Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech processes, pharmaceutical technologies

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of oral sterile finished dosage forms and new delivery systems

East Hanover, NJ	6,000	Broad range of finished dosage forms

Rudolstadt, Germany	37,000 (production and R&D facilities)	Finished dosage forms for inhalation and ophthalmics

Holzkirchen, Germany	17,000 (production and R&D facilities)	Broad range of dosage forms, including implants and transdermal therapeutic systems

Boucherville, Canada	14,000 (production and R&D facilities)	Injectable and ophthalmic products

Kolshet, India	20,000 (production and R&D facilities)	Generic pharmaceuticals

Unterach, Austria	15,000 (production and R&D facilities)	Oncology injectables

Consumer Health
OTC
Lincoln, NE	46,400 (production and R&D facilities)	Tablets, capsules, liquids, ointments, creams and high potent compounds

Nyon, Switzerland	15,000 (production and R&D facilities)	Over-the-counter medicine products

Location/Division or Business Unit	Size of Site (in square meters)	Major Activity

Thane, India	2,000 (R&D facilities)	Tablets, capsules, powders, creams, ointments, oral liquids

Animal Health
St. Aubin, Switzerland	26,000	Parasiticides, therapeutics for companion and farm animals

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary vaccines

Yarrandoo, Australia	3,000	Animal Health products

Victoria, Canada	3,000	Aquaculture vaccines

Basel, Switzerland	2,000	Animal Health products

CIBA Vision
Duluth, GA	10,000	Vision-related medical devices

Grosswallstadt, Germany	3,000	Vision-related medical devices

Singapore	350	Vision-related medical devices

        Substantial progress has been made in the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. At that time, changes needed to be made to the Campus, since the site had originally been designed primarily for pharmaceuticals production, but Research and Development had come to account for a greater proportion of our activities at the site. Through December 31, 2010, the total amount paid and committed to be paid on the Campus Project was $1.9 billion. We expect that, through 2015, we will spend more than $2.6 billion on the Campus and to transfer production facilities from the Campus to other sites in the Basel region. We intend to fund these expenditures from internally developed resources.

        In 2007, NIBR opened a start-up facility for our new R&D center in Shanghai, China (CNIBR). In 2008, we broke ground on Phase 1 of a new facility that was originally to be home to approximately 400 R&D scientists and approximately 400 other Pharmaceuticals Division personnel. In 2009, we announced that we would expand the scope of the site and invest $1 billion over the next five years to increase the size of CNIBR so that it would become the largest pharmaceutical research and development institute in China, and the third largest Novartis research institute worldwide. Based on a re-evaluation of the site conducted in 2010, the current Phase 1 has been extended by two buildings to fulfill the requirements for the cross-divisional Shanghai campus to house 800 offices and 400 laboratory work places. Through December 31, 2010, the total amount paid and committed to be paid on the CNIBR Project is $82 million.

        In June 2008, the Vaccines and Diagnostics Division broke ground on a new rabies and tick-borne encephalitis manufacturing facility in Marburg, Germany which is expected to require a total investment of approximately $240 million. Construction is proceeding and the facility is anticipated to open in 2012. As of December 31, 2010, the total amount paid and committed to be paid on this project was $227 million.

        In November 2009, the Vaccines and Diagnostics Division opened the division's new cell culture-based influenza vaccine manufacturing site in Holly Springs, North Carolina. As of December 31, 2010, the total amount spent on the project was $444 million, net of grants reimbursed by the US government. The total investment in this new facility is expected to be least $900 million, partly supported by grants from the US government and prior investments in flu cell culture technologies at the Novartis Vaccines site in Marburg, Germany.

        In September 2009, the Vaccines and Diagnostics Division set the cornerstone for a new vaccine manufacturing facility in Goiana, in the Pernambuco region of Brazil. The manufacturing plant is part of Novartis Vaccines' strategy to enter the Brazilian market, and is aligned with the government's goal to become self-sufficient in vaccine production. Our total investment in the facility is expected to be approximately $300 million. The technical start up of the facility is planned for the end of 2014. Through December 31, 2010, the total amount paid and committed to be paid on this project is $1 million.

        In December 2010, Novartis announced the signing of a Memorandum of Understanding, confirming its intention to build a new full-scale pharmaceutical manufacturing plant in St. Petersburg, Russia. Construction is scheduled to start in 2011 and the plant is expected to produce approximately 1.5 billion units per year (oral solid dosage forms), of which the majority is anticipated to be generic products. Total Novartis Group investment in the plant is expected to be approximately $140 million.

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

Item 4A.    Unresolved Staff Comments

Not applicable

Item 5.    Operating and Financial Review and Prospects

5.A    Operating Results

        This operating and financial review should be read together with the Group's consolidated financial statements in this Form 20-F which have been prepared in accordance with International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB).

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

  •
  Sandoz: Generic pharmaceuticals

  •
  Consumer Health: OTC (over-the-counter medicines), Animal Health and CIBA Vision (contact lenses and lens-care products)

        In addition, the Group's healthcare portfolio is complemented by its 77% ownership of Alcon, Inc. (Alcon), which discovers and develops innovative eye care products to improve the quality of life by helping people see better. On December 15, 2010, we announced that we had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to certain approvals and conditions. The merger is currently expected to be completed during the first half of 2011. Following the expected successful completion of the merger, Alcon is planned to be established as a new Novartis division that will include CIBA Vision and selected ophthalmic medicines.

        Novartis has leadership positions in each of these businesses, giving us the capacity to address customer and patient needs across segments of the healthcare marketplace. We believe that our ability to innovate in all these segments will allow us to tailor our portfolio in response to market opportunities, and will enable Novartis to continue as an industry leader.

        Headquartered in Basel, Switzerland, the Group employed approximately 119,000 full-time equivalent associates as of December 31, 2010 (including Alcon), with operations in more than 140 countries around the world.

FACTORS AFFECTING RESULTS OF OPERATIONS

        A number of key factors influence the Group's results of operations and the development of our businesses.

        The fundamentals of the healthcare industry remain robust due to long-term demographic and socioeconomic trends worldwide. Both in industrialized countries and emerging markets, the aging of the population, together with sedentary lifestyles and poor nutrition, are producing a rising incidence of chronic diseases. These and other factors, including greater demand for medical care in emerging markets, are prompting greater use of medicines and other healthcare products. Consistent investments in innovation and advancing technologies also are supporting the development of new medicines to better treat many diseases.

        At the same time, other factors have created a business environment that has increased risks. The growing burden of healthcare costs as a percentage of Gross Domestic Product (GDP) in many countries has led governments and payors to focus on controlling spending ever more tightly, including through price reductions on our products and greater use of generic drugs. In addition, greater emphasis on safety by government regulators has made securing approvals for new drugs increasingly difficult.

        We believe that Novartis is strategically well-positioned to operate successfully in this evolving landscape. We expect that our broad, focused portfolio, our capacity to innovate resulting in a rich pipeline of new medicines, and our established presence across regions should enable us to grow and change along with the healthcare marketplace.

Fundamental Drivers Remain Strong

        Long-term trends in the composition and behavior of the worldwide population are fueling access to and demand for healthcare. The global population is becoming older, rapid economic development in the emerging markets is fueling demand for greater healthcare as lifestyles are becoming less active, and chronic diseases are becoming increasingly common. In addition, scientific advances continue to open new frontiers in patient treatment, creating major opportunities for improved care. These trends are expected to sustain steady growth in the healthcare market overall in the coming years, and to drive accelerating growth in key segments.

An Aging Global Population

        Scientific advances in treating diseases and increased access to healthcare worldwide have enabled people across the globe to enjoy longer and healthier lives. The rise in life expectancy is coincident with a decline in birth rates, increasing the proportion of the elderly around the world. Over the next decade, there is expected to be a 75% increase in the number of people over the age of 60 and by 2040, there are expected to be twice as many people in the developed world over the age of 60 as there will be under 15. The proportion of the elderly is growing even faster in the developing world; according to the United Nations, in China the ratio of people over 60 to the rest of the population is projected to rise by more than 15% annually until 2040.

        As the global population ages, there will continue to be an accelerating need for treatments for the diseases and conditions that disproportionately afflict the elderly. Novartis has many such products in its portfolio, including innovative offerings for the treatment of cancer, neurodegenerative diseases, ophthalmological diseases, and cardiovascular conditions.

Growth of Emerging Markets

        The growing prosperity of the developing world is expected to accelerate in the coming years. It is estimated that by 2030 emerging markets will account for 60% of global GDP. This economic growth is greatly expanding access to healthcare in these geographies. In India, for example, rising income is fueling the purchase of insurance coverage, and it is estimated that approximately 220 million people will have coverage by 2015. Further, economic studies have shown that once a country's GDP reaches a certain level, its healthcare spending usually accelerates. IMS Health, a leading provider of industry data, estimates that key emerging healthcare markets—including markets such as Brazil, China, India, Mexico, Russia, South Korea and Turkey—will grow 14% to 17% per year through 2014, while developed markets will likely grow only 3% to 6% over the same period. According to IMS Health, by 2013, China is expected to become the third largest prescription drug market behind the United States and Japan. The healthcare needs of emerging markets are also evolving to more closely match their counterparts in the developed world. Cancer is now a bigger killer in developing countries than tuberculosis, malaria and AIDS combined, and chronic diseases are increasingly replacing infectious diseases as the most urgent healthcare issue.

        In order to meet the healthcare needs of their citizens, many governments of developing countries are significantly increasing their healthcare spending. For instance, in 2009, 70% of China's 1.3 billion people were uninsured. In response, the Chinese government launched an ambitious, $124 billion effort to provide insurance coverage to approximately 90% of its population by 2011. The Russian government recently pledged $10 billion to reform its healthcare system, and Pharmexpert, a leading Russian market research firm, forecasts that if current trends continue, the Russian pharmaceutical industry/market will exceed $60 billion by the end of the decade.

        At a time of slowing pharmaceutical sales growth in many industrialized countries, this expansion in many emerging markets has led to higher sales growth rates and an increasing contribution to the industry's global performance. The recent government investments in healthcare in key emerging markets can be expected to increase the healthcare industry's opportunities in such markets. As a result we expect that, in the long term, success in our industry will increasingly depend on the ability to meet not only the needs of patients in developed markets, but also those of patients in emerging markets all over the world.

        Many of these emerging markets have little, if any, distinction between pharmaceuticals, OTC and generic products. Given the Group's portfolio, Novartis has an advantage in such markets. We have the ability to offer a broad spectrum of medicines to treat various diseases and we have launched initiatives to take better advantage of growth opportunities. As a result, emerging markets and other markets excluding the US, Europe and Japan accounted for approximately 25% of Group net sales in 2010, and they are expected to make increasingly significant contributions to future results of operations.

Lifestyle Changes Boost Prevalence of Chronic Illnesses

        The global healthcare community has had success over the last decade reducing the rates of infectious diseases such as malaria and tuberculosis. Increasingly, chronic diseases are being identified as a key threat to global health. As a result of the aging of the global population, increased rates of obesity, and habits such as cigarette smoking, chronic diseases—including cardiovascular disease, diabetes, glaucoma and chronic respiratory diseases—now account for 60% of deaths around the world. Chronic obstructive pulmonary disease (COPD) alone affects more than 200 million people worldwide, and is projected to become the world's third-leading cause of death by the end of this decade.

        Once considered a problem only in wealthy countries, due to economic growth and shifting nutritional habits, the prevalence of people who are overweight or are obese is dramatically increasing in low- and middle-income countries, as reported by the World Health Organization (WHO) in a 2006 study. In fact, there are now more obese people in the world than there are malnourished people, and the WHO ranks obesity as the world's largest public health problem. Obesity rates are rising among both children and adults, in the developed world and in developing economies. One study conducted by Tulane University in the United States estimated that by 2030, the majority of the world's population will be overweight or obese. Obesity and inactive lifestyles are important risk factors for diabetes, cardiovascular conditions and other serious diseases, including cancer. Novartis offers many products to help address the needs of patients with these diseases and other chronic diseases, and plans to continue to make significant investments in new treatments to address this growing health threat.

Scientific Advances Opening New Opportunities for Targeted Therapies

        Ongoing developments in technology and advances in scientific understanding, particularly around the human genome, are laying the foundation for the creation of new treatments for medical conditions for which current treatment options are inadequate or non-existent. Further, we are gaining a greater capability to identify the specific biological factors, called "biomarkers," that indicate whether or not a given drug will be effective for a particular patient. It is estimated that up to 95% of the variability in drug response may be due to genetic differences. Effectively pairing treatments and genetic biomarkers has tremendous potential both in terms of patient health and healthcare savings.

        The science of biomarkers is just one element of a larger industry trend towards what is called "personalized medicine." The emphasis of personalized medicine is on finding the most appropriate treatment for an individual patient. Personalized medicine is expected to be a major growth driver for the industry, with the market expected to quadruple in size over the next five years, growing to approximately $160 billion.

        The principle of "following the science" forms the basis of the Novartis approach to research and development. We employ state-of-the-art technology in order to achieve an understanding of the mechanism of diseases within the body, and then use this understanding as the basis for the development of targeted therapies, a number of which have already been brought to market. In addition, consistent with our science-focused strategy, Novartis has developed a unit within our Pharmaceuticals Division to refine the diagnostic tools made possible by personalized medicine with a goal of capitalizing on the commercial opportunities they represent.

Increasingly Challenging Business Environment

        The increasing demand for healthcare worldwide and the advances of science offer healthcare companies opportunities for growth and to help improve patient outcomes. However, the operating environment for healthcare companies has become increasingly challenging. The recent global financial crisis coupled with rising demands on healthcare systems have led to a renewed focus on cost containment by governments and payors across the globe. Research and development of new products has been made more complicated and costly due to high levels of regulatory and safety scrutiny. In addition, the industry faces the continued expiration of patents and the growing market prominence of generic products, which represents a significant challenge to our Pharmaceuticals Division.

Increased Pressure to contain Healthcare Spending

        The growth of overall healthcare costs as a percentage of GDP in many countries means that governments and payors are under intense pressure to control spending even more tightly. These pressures are particularly strong given the lingering effects of the recent global economic and financial crisis, including the ongoing debt crisis in certain countries in Europe. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. These ongoing pressures affect all of our businesses that rely on reimbursement—including Pharmaceuticals, Sandoz, Vaccines and Diagnostics—and involve government imposed industry-wide price reductions, mandatory pricing systems, reference pricing initiatives, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs, and growing pressure on physicians to reduce the prescribing of patented prescription medicines.

        As a result of such measures, we faced downward pricing pressures on our branded and generic drugs in many countries in 2010. For example, Greece imposed temporary price cuts of 3% to 27%. Germany increased the required rebate for certain products from 6% to 16%. Turkey imposed a discount on certain products of 11% to 23%. And Spain imposed a discount of 7.5% on branded drugs and a discount of 25% on generic drugs.

        We expect these pressures to continue in 2011 as healthcare payors around the globe—in particular government-controlled health authorities, insurance companies and managed care organizations—step up initiatives to reduce the overall cost of healthcare.

Increasing Regulatory, Safety Hurdles

        Our ability to continue to grow our business and to replace sales lost due to the end of market exclusivity depends upon the success of our research and development activities in identifying and developing high-potential breakthrough products that address unmet needs, are accepted by regulators, patients and physicians, and are reimbursed by payors. Developing new pharmaceutical, biologic and vaccine products and bringing them to market, however, is a highly costly, lengthy and uncertain process. Following several widely publicized issues in recent years, health regulators are increasingly focusing on product safety. In addition, authorities have paid increased attention to the risk/benefit profile of pharmaceutical products with an increasing emphasis on product safety and the value-add of products. These developments have led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials, and for more detailed analysis of the trials. As a result, the already lengthy and expensive process of obtaining regulatory approvals for pharmaceutical products has become even more challenging.

        The post-approval regulatory burden on pharmaceutical companies has also been growing. Approved drugs have increasingly been subject to requirements such as Risk Evaluation and Mitigation Strategies (REMS), Risk Management Plans, comparative effectiveness studies, Health Technology Assessments, and requirements to conduct post-approval Phase IV clinical trials to gather detailed safety and other data on products. These requirements make the maintenance of regulatory approvals and achieving reimbursement for our products increasingly expensive, and further heighten the risk of recalls, product withdrawals, or loss of market share. Going forward, we expect that there will be even greater regulatory attention to minimizing risk and to maximizing benefit on the level of the individual patient.

        While Novartis continues to be an industry leader in approvals, similar to our industry peers we have been required by health authorities to conduct additional clinical trials, and to submit additional analyses of our data in order to obtain product approvals. We have had REMS and other such requirements imposed as a condition of approval of our new drugs. These have increased our costs of, and caused delays in obtaining approvals of new products, and have created a risk that safe and efficacious products will not be approved, or will be removed from the market after previously having been approved. Novartis aims to counter such challenges through our focus on quality and innovation, and through our emphasis on understanding disease pathways, which we believe will enable us to continue to bring differentiated new medicines to the market that effectively address patients' unmet medical needs.

Patent Expirations and Generic Competition Pressure the Pharmaceutical Industry

        The pharmaceutical industry faces an unprecedented level of patent expirations in the coming years, a primary factor cited by experts as limiting industry growth. For the industry as a whole, the introduction of new products is not expected to generate the same magnitude of industry sales as the products losing market exclusivity.

        The ability to successfully secure and defend intellectual property rights is important to the Pharmaceuticals Division. The loss of exclusivity for one or more important products—due to patent expiration, generic challenges, competition from new branded products, or changes in regulatory status—could have a material negative impact on the Group's results of operations. Novartis takes legally permissible steps to defend its intellectual property rights, including initiating patent infringement lawsuits against generic drug manufacturers.

        Some of our best-selling products are expected to face significant competition beginning as early as this year due to the end of market exclusivity resulting from the expiry of patent protection.

  •
  The patent on valsartan, the active ingredient of Diovan/Co-Diovan/Diovan HCT (high blood pressure), expires in the major countries of the EU during 2011, in the US in September 2012, and in Japan in 2013. In addition, the active ingredient valsartan is also used in the single-pill combination therapies Exforge/Exforge HCT (high blood pressure). While there is an expectation that market exclusivities for Exforge/Exforge HCT will remain in the EU and Japan due to regulatory exclusivities, there is a risk that the product may face generic competition in the US beginning in September 2012.

  •
  The patent on zoledronic acid, the active ingredient in Zometa (cancer), as well as in Reclast/Aclasta (osteoporosis), will expire in 2013 in the US and in 2012 and 2013 in other major markets.

  •
  The patent on Femara (cancer) will expire in 2011 in the US and in major European markets, while generic versions have already been launched in some smaller European markets.

        We plan to replace revenue lost from such products with revenue from our recently launched products (products launched since 2007 comprised 21% of our sales in 2010). Nevertheless, the loss of sales from key products remains a major challenge to our business.

Legal Proceedings may have a significant negative Effect on Results of Operations

        In recent years, there has been a trend of increasing litigation against the industries of which we are a part, especially in the US. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time. As a result, we may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable, and large verdicts can occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that may have a material adverse effect on our results of operations or cash flows.

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

Novartis Strategies for Sustainable Growth

        Novartis believes it has an excellent portfolio to address the demands of the fast-changing healthcare environment. In addition, we are implementing longer-term strategic initiatives focusing on our key priorities of innovation, growth and productivity in order to make our growth sustainable.

The Novartis Growth Strategy: Focused Diversification

        The Novartis portfolio of healthcare businesses gives us a strong position to meet many of the needs of customers and patients in today's healthcare marketplace. Sustained growth in the industry requires the capacity to adapt to changing and expanding markets, to collaborate with industry stakeholders, and to deliver new treatments based on new medical advancements that improve patient health. We believe that Novartis has both the scope and innovative capacity to deliver this in many attractive segments of the healthcare market globally.

        Novartis maintains a leadership position in developing and delivering prescription medicines (Pharmaceuticals), preventative vaccines and diagnostic tools (Vaccines and Diagnostics), complex, differentiated generics and biosimilars (Sandoz), as well as market-leading over-the-counter offerings, medicines for animals, and consumer eye care products (Consumer Health). In addition, through Alcon, we have acquired a leading presence in the dynamic eyecare market. As a consequence, Novartis is not dependent for growth on any one product, region, or market. Our growth is sustained by our strong position in diverse market segments, with a focus on the areas of greatest customer and patient need.

        Despite governmental pressure on prices and generic competition, the healthcare landscape continues to offer growth opportunities. We believe that the Novartis portfolio will allow us to continue to grow, and to improve healthcare outcomes for patients across treatment categories all over the world.

Pharmaceuticals: Expanding a Pipeline of Innovative Medicines

        Novartis has developed innovative medicines for the treatment of cancer, cardiovascular disease, and neurological conditions, to name a few. Yet urgent patient need remains, as many diseases and conditions lack effective treatments, or any treatment at all. In addition, the aging of the global population and the worldwide acceleration in the incidence of chronic disease and obesity have created new urgency for treatments of conditions such as chronic respiratory conditions, hypertension and diabetes.

        Novartis Pharmaceuticals continues to invest in a robust pipeline of promising new medicines to meet the needs of the global patient population. We have led the industry in approvals of new molecular entities in the US and EU over the last several years, and in 2010, our Pharmaceuticals Division invested $6.2 billion in R&D (excluding impairment and amortization charges), or 20.1% of net sales.

        Further, our ability to constantly rejuvenate our portfolio through new offerings, such as Gilenya, which was approved in the US and other countries in 2010 for relapsing forms of multiple sclerosis, allows us to sustain growth even in the face of factors such as patent loss, increased generics competition and government pricing caps. In 2010, recently launched products (those launched since 2007) accounted for $6.6 billion, 21% of net sales, compared to 16% in 2009. We expect these products as well as new products to be launched over the next five years to generate an increasing proportion of our sales.

Vaccines and Diagnostics: Preventing Disease

        As global healthcare costs rise and chronic diseases become a greater burden in emerging markets, the prevention of disease has taken on new urgency. Governments and payors are increasingly recognizing the essential roles played by vaccines and blood screening in prevention, and in generally maintaining worldwide health.

        The vaccines market continues to expand, with expected growth of approximately 10% annually for the next five years. We are focused on developing safe and effective methods to better prevent various forms of the flu as well as other major causes of human illness. Novartis vaccines research is leading advances in the way vaccines are made in order to bring to patients novel offerings to effectively prevent devastating infectious diseases.

        We have successfully incorporated cutting edge technologies into our research practices, including the use of genomics and reverse vaccinology. These processes were essential in the development, for example, of our response to last year's A (H1N1) pandemic flu, and in our development of Bexsero, our investigative vaccine against the B serogroup of meningococcal disease, which infects between 20,000 and 80,000 people each year, with infants being most at risk. We have also launched several tailored alliances to bring vaccines to many parts of the developing world, strengthening our presence in key emerging markets and providing vaccines for patients with critical unmet needs.

Sandoz: Creating Affordable, Effective Alternatives to Complex Drugs

        Governments and healthcare providers worldwide are increasingly transitioning to generic medicines as an alternative to branded prescription products in order to contain overall healthcare spending. By 2015, branded pharmaceuticals with sales totaling $140 billion will lose their patent protection and face potential competition from generic alternatives. There is a particular demand for generic alternatives to complex branded treatments, as these treatments are often among the most costly. This demand has made the market for differentiated, "difficult-to-make" generics one of the fastest growing and most attractive segments of the generics industry. Sandoz has established itself as a leader in developing "difficult-to-make" products, including inhalers, oncology injectables, patches and biosimilars. The significant technological capabilities and expertise required to develop such treatments and related costs represent a significant barrier to entry for most companies. However, Sandoz has been effective in leveraging the innovative technological capabilities and commercial scope of the entire Novartis Group in order to overcome these hurdles. In 2010, Sandoz became the first company to launch generic enoxaparin sodium—the best-selling medicine in its class in the US—delivering on our strategy of being first-to-market with key products, and underscoring our leadership in differentiated products.

        In addition, we have selectively strengthened these capabilities via targeted acquisitions, for example of EBEWE Pharma, a private Austrian generics manufacturer specializing in oncology injectables, and of Oriel Therapeutics, a private US company specializing in the development of generic inhaled medicines.

        Sandoz has had great success in creating highly complex biosimilars, with a 2010 market segment share of over 50%. Sandoz is also the first and only company with more than one biosimilar on the market in Europe, and achieved the first-ever biosimilar approvals in the US, Japan and Canada. Our strong biosimilars pipeline, with more than eight molecules in development, give us an opportunity to remain at the forefront of this key sector, driving continued growth and making healthcare more affordable for patients.

Consumer Health: Offering At-Home Treatment Options to Patients Worldwide, Medicines for Animals and Consumer Eye Care Products

        Accelerated healthcare spending is leading governments, payors and other healthcare providers to seek ways to reduce overall healthcare costs. In many cases, over-the-counter (OTC) medicines provide a cheaper, effective alternative to prescription options. In addition, wider availability of health information via the internet that empowers patients to play a greater role in their own healthcare can lead them to choose OTC offerings in treating or preventing illness. We plan to drive growth in OTC by increasing the scale of business in top markets and expanding our portfolio in core disease areas such as gastrointestinal and pain relief.

        Another way we can maximize the return on investment in research into new medicines is to seek to treat animals with the same compounds as those in medicines for humans. In many cases, our Pharmaceuticals Division's medicines in adjusted doses and dosage forms have applications for animal populations that are important to human societies, such as farm and companion animals. We are able to leverage synergies across research and development and manufacturing to make Animal Health an important second stream of growth for our new and existing treatments.

        CIBA Vision, which experienced robust growth in 2010, offers a range of contact lenses and contact lens supplies. These include technologically sophisticated products such as the Air Optik line of next generation silicone hydrogel lenses. One of the key products in this line, the Air Optik Aqua Multifocal lens, continues to grow sharply after becoming the number one lens for presbyopic users in April 2010, less than 12 months after its launch. We will continue to harness our innovation resources to create tailored vision offerings for developed countries and emerging markets.

Alcon, Inc.: Addressing the World's Eye Care Needs

        As the global population continues to age, healthcare demands in eye care are expected to accelerate. Globally, there are already 65 million people with glaucoma and 22 million people with age-related macular degeneration. As a result, eye care has been one of the fastest growing therapeutic areas in the healthcare industry.

        Novartis has long held an established position in the eye care segment through CIBA Vision and our ophthalmological pharmaceutical portfolio. In 2010, we further strengthened our ability to meet the needs of patients suffering from eye diseases and to capture the growth opportunities of this sector with the completion in August of our acquisition of a 77% majority ownership interest in Alcon, Inc., the world's largest eye care company. In December, we announced a definitive agreement with Alcon to merge Alcon, Inc. into Novartis, subject to certain approvals and conditions. We currently expect this merger to be completed during the first half of 2011.

        Complementary to the portfolios of Novartis Pharmaceuticals and CIBA Vision, Alcon provides innovative pharmaceuticals and surgical equipment that specialist physicians use to treat glaucoma, cataracts, eye infections and allergies and retinal diseases. It also provides consumer eye care products to patients. Once the merger is completed, we intend to combine our complementary businesses into a new division called Alcon in order to better address patient needs as well as to create value for shareholders.

Our Priorities: Innovation, Growth and Productivity

        Novartis is committed to the larger goal of becoming the most successful and respected healthcare company in the world. To achieve this, we base our operations on three strategic priorities: leading innovation through new research methods and new collaborations with industry stakeholders to better address customer and patient needs; accelerating growth by responding to key market opportunities and developing new treatments and delivering them quickly and efficiently to customers and patients; and improving productivity by streamlining our organization in order to improve profitability and free up resources for new research and development investments. We believe by focusing on these principles we can enhance our capabilities in meeting the world's healthcare needs and continue to drive value for our investors.

Leading Innovation

        Our commitment to scientific innovation underpins our strategy. Our research approach, which focuses on understanding diseases and the molecular pathways that lead to them, has fundamentally changed how we do business. Researching these pathways allows us to establish "proof of concept" via small clinical studies, often in rare diseases, early in the research and development process. Regulatory approval can often also be achieved relatively quickly because of the tremendous unmet need of patients with such rare diseases. While growth is supported by the initial launch of the given compound in the targeted population, we are often also able to conduct parallel development into other potential treatment applications, often with much larger patient populations.

        For example, Ilaris, a medication initially developed and approved for use in the treatment of cryopyrin-associated periodic syndrome (CAPS), a rare disease with a global patient population of only a few thousand people worldwide, has been shown in recent studies to have the potential to treat gout, certain forms of arthritis, diabetes and cardiovascular disease—conditions with patient populations significantly larger than that of CAPS. Afinitor, approved for the treatment of patients with renal cell carcinoma, has received an additional approval this year for the treatment of subependymal giant cell astrocytomas, a benign brain tumor associated with tuberous sclerosis. Afinitor is undergoing priority FDA review for treatment of advanced pancreatic neuro-endocrine tumors for which there are no approved treatments, and is currently being studied in late-stage clinical trials for several other cancers, including advanced breast cancer.

        Our track record of bringing new medicines to the market continues to be industry-leading. Between 2007 and 2010, we secured approval for 12 new molecular entities from the European Medicines Agency and for six from the US Food and Drug Administration. In each case this tally was higher than any other company, indicating that our commitment to consistent investment in innovation is achieving success.

        Novartis is also exploring ways to use technology to improve patient outcomes beyond traditional research and development. We are actively exploring the implementation of telehealth technology, which allows remote monitoring of key health indicators and patient compliance. These technologies could both reduce healthcare costs and improve patient outcomes by allowing healthcare professionals to assess treatments and identify problems in real time.

        We believe that our focus on innovation will enable us to continue to produce breakthroughs that address unmet patient need and further grow our business.

Accelerating Growth

        Novartis aims to accelerate growth in two key ways—via the introduction of innovative new products as described above and through expansion of our business in the rapidly expanding so-called emerging markets. We have increased our presence in high-growth markets around the world, particularly in the key markets of Brazil, China, India, Russia, South Korea and Turkey. Long-term investments in these areas are crucial to winning market share and being well-positioned to capture the opportunities their expected growth will offer.

        Novartis has taken steps to tailor our presence in these markets to their specific needs. In China, for example, we actively responded to the government's healthcare reform programs by moving from a centralized commercial model to a flexible, decentralized one, in which local teams were empowered to allocate resources and launch programs that made sense for their particular customers. We will continue to expand our commercial infrastructure and capabilities in China, while also pursuing targeted licensing, acquisition and alliance opportunities. In Brazil, we are leveraging our broad portfolio in order to gain scale to compete with consolidating retail channels and to provide key accounts with the full range of Novartis offerings. In India, we are leveraging the capabilities of Pharmaceuticals, Sandoz, and Vaccines and Diagnostics to gain critical mass, and investing in localized products and commercial infrastructure. In Russia, we are building alliances with government, regions and local companies and strengthening key account management to expand our reach. For example, in late 2010, we confirmed our intent to build a new full-scale pharmaceutical manufacturing plant in St. Petersburg, as part of an overall $500 million commitment in local infrastructure and collaborative healthcare initiatives planned over a five-year period.

        In 2010, Novartis (excluding Alcon) generated $4.6 billion, or approximately 10% (2009: 9%) of net sales, from the Group's six priority emerging markets of Brazil, China, India, Russia, South Korea and Turkey, as compared with $30.8 billion, or approximately 64% (2009: 65%) of the Group's net sales, in the world's seven largest developed markets. However, combined net sales in the six priority emerging markets grew at the more rapid pace of 12% in constant currencies in 2010, compared to 8% constant currency growth achieved in the seven largest developed markets. Hence, emerging markets are making increasingly significant contributions to our results, a trend we expect to continue.

        In addition, Novartis recognizes that in order to achieve our larger goal of addressing unmet customer and patient needs worldwide, we must work with other stakeholders to help them achieve their goals. Hence, we are adapting our commercial strategy, moving away from a transactional model and instead seeking new alliances with our customers based on a shared commitment to improving patient outcomes. We are working together with hospitals to improve patient care through our broad portfolio, with retailers to provide comprehensive healthcare solutions, and with payors to support disease management programs and to apply health economics and outcomes research. As the healthcare marketplace expands and evolves, Novartis believes such tailored approaches to customers will be essential to sustaining long-term growth and promoting global health.

Driving Productivity

        Productivity forms a central strategic principle for Novartis. We integrate efforts toward greater productivity and increased efficiency into all our operations, constantly seeking ways to simplify and streamline processes and to reduce costs to improve margins. Productivity thus forms part of the culture within Novartis, as we look for ways to free up resources that can be devoted to customers, growth initiatives, and research and development into new offerings for patients with unmet needs.

        In recent years, we have also launched several specific initiatives to improve productivity. Our Customers First program, first launched in 2009, continues to capture cross-divisional synergies that lower operational costs and foster additional growth. The program leverages the breadth of divisions to better meet customer needs, to drive top-line growth, to increase service quality, and to achieve back-office savings. Rolled out in 45 countries, the program has been successful in improving annual incremental sales in several regions.

        In addition, we recently launched a Group-wide review of our manufacturing footprint of 86 manufacturing sites and 17 in-house operated warehouses. We have also realigned our Pharmaceuticals commercial team in the US to put additional resources behind the greatest growth opportunities. Finally, we have made Procurement a major source of savings by leveraging our scale through implementation of global category management and by creating country Centers of Excellence in key markets.

Acquisitions, Divestments and Other Significant Transactions

        Novartis has made several acquisitions, strategic investments and divestments in recent years that have had a significant and ongoing impact on its financial condition and results of operations, see "Item 18. Financial Statements—note 2".

Acquisitions in 2010

Corporate—Alcon, Inc.

        On August 25, 2010, Novartis completed the acquisition of a further 52% interest in Alcon, Inc. (Alcon) following on from the January 4, 2010 announcement that Novartis had exercised its call option to acquire Nestlé's remaining 52% Alcon interest for approximately $28.3 billion or $180 per share. This increased the interest in Alcon to a 77% controlling interest as Novartis had already acquired an initial 25% Alcon interest from Nestlé for $10.4 billion or $143 per share in July 2008.

        The overall purchase price of $38.7 billion includes certain adjustments for Alcon dividends and interest due. Sources of financing for the 77% ownership, including the initial 25% stake purchased in mid-2008, were $17.0 billion of available cash, and $13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009. In addition, during 2010, we raised funds through our commercial paper program, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of the 52% interest in Alcon.

        The purchase price allocation is final, except for any matters that may arise following 100% ownership. It resulted in a fair value of net identifiable assets of $27.1 billion. Novartis has chosen to record the outstanding non-controlling interests in Alcon at their proportionate share of identifiable net assets amounting to $6.3 billion. Accordingly, goodwill ($17.9 billion) is calculated as the difference between the sum of the fair value of the consideration transferred for the additional 52% interest ($28.3 billion) and the fair value of the initial 25% interest of Novartis ($10.4 billion) in Alcon less 77% of the amount of net identifiable assets recognized ($20.8 billion) at the acquisition date.

        For business combinations achieved in stages, IFRS requires that any previously held interest of an acquirer in an acquiree is adjusted to its fair value through the consolidated income statement as of the acquisition date. The agreement that Novartis entered into with Nestlé in 2008 specified an average price of up to $168 per share for all of the approximately 77% interest in Alcon held by Nestlé, including $143 per share for the initial 25% interest acquired by Novartis in 2008, and a maximum of $181 per share for the remaining 52%, including a premium for the change of majority ownership.

        Novartis has reassessed the fair value of the initial 25% non-controlling interest in Alcon it acquired from Nestlé in 2008. Novartis determined a fair value of approximately $38.7 billion for the total interest in Alcon currently owned by Novartis based on a price of $168 per Alcon share, which is the per share value proposed for acquiring the outstanding non-controlling interests, discussed further below, and also the approximate average price per share paid by Novartis for the total interest acquired from Nestlé. Novartis assessed the fair value attributable to the initial 25% non-controlling interest as of August 25, 2010 (the date of the acquisition of the 52% majority ownership interest in Alcon) by deducting from the fair value of approximately $38.7 billion for its total interest in Alcon acquired from Nestlé the amount paid for the 52% majority ownership interest of $28.3 billion (which included a premium for gaining majority ownership). This results in a fair value for the initial non-controlling interest in Alcon of approximately $10.4 billion. As this fair value of the initial non-controlling interest exceeds the recorded book value of the initial non-controlling interest of approximately $10.0 billion, Novartis has recorded a revaluation gain of $378 million.

        This gain has been reduced by $43 million of accumulated losses recorded in the comprehensive income of Novartis since the July 2008 acquisition date of the initial interest. These accumulated losses were recorded under the equity accounting method, which requires such accumulated losses to be recycled into the consolidated income statement at the time of acquiring majority ownership. The net amount of $335 million is recorded as a gain under Income from Associated Companies.

        Since the acquisition of majority ownership in Alcon, Inc. on August 25, 2010, Alcon has contributed net sales $2.4 billion and operating income of $323 million.

        On December 15, Novartis announced that it has entered into a definitive agreement to merge Alcon into Novartis for Novartis shares and a Contingent Value Amount (CVA). Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a CVA to be settled in cash that will in aggregate equal $168 per share. If the value of 2.8 Novartis shares is more than $168 the number of Novartis shares will be reduced accordingly. The total merger consideration for the non-controlling interest will be $12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash.

        The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions.

        The proposed acquisition of the remaining outstanding non-controlling interests in Alcon via the merger is a separate transaction following the previous acquisition of majority ownership in Alcon by Novartis. As it changes the Novartis ownership in Alcon but does not result in a change of control, it is accounted for as an equity transaction as required by IAS 27R, meaning assets and liabilities are not revalued as of the date of the acquisition of the outstanding non-controlling interests via the merger, goodwill does not arise and any excess of the consideration paid to acquire the outstanding non-controlling interest over the proportionate share of the outstanding non-controlling interests' net assets is recognized against consolidated equity.

Pharmaceuticals—Corthera

        On February 3, Novartis completed the 100% acquisition (announced on December 23, 2009) of the privately held US-based Corthera Inc., gaining worldwide rights to relaxin for the treatment of acute decompensated heart failure and assumed full responsibility for development and commercialization for a total purchase consideration of $327 million. This amount consists of an initial cash payment of $120 million and $207 million of deferred contingent consideration. The deferred contingent consideration is the net present value of the additional milestone payments due to Corthera's previous shareholders which they are eligible to receive contingent upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of $309 million and goodwill of $18 million. Results of operations since the acquisition date were not material.

Sandoz—Oriel Therapeutics

        On June 1, Sandoz completed the 100% acquisition of the privately held US-based Oriel Therapeutics Inc., to broaden its portfolio of projects in the field of respiratory drugs for a total purchase consideration of $332 million. This amount consists of an initial cash payment of $74 million and $258 million of deferred contingent consideration. Oriel's previous shareholders are eligible to receive milestone payments, which are contingent upon the company achieving future development steps, regulatory approvals and market launches, and sales royalties. The total $258 million of deferred contingent consideration represents the net present value of expected milestone and royalty payments. The final purchase price allocation, including the valuation of the contingent payment elements of the purchase price, resulted in net identified assets of $281 million and goodwill of $51 million. Results of operations since the acquisition date were not material.

Other Significant Transactions in 2010

Corporate—Issuance of bond in US dollars

        On March 9, Novartis issued a three-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 1.9% three-year tranche totaling $2.0 billion, a 2.9% five-year tranche totaling $2.0 billion and a 4.4% 10-year tranche totaling $1.0 billion were issued by the Group's US entity, Novartis Capital Corp. All tranches are unconditionally guaranteed by Novartis AG.

Corporate—Change of pension plan in Switzerland

        On April 23, the Board of Trustees of the Novartis Swiss Pension Fund agreed to amend the conditions and insured benefits of the current Swiss pension plan with effect from January 1, 2011. These amendments do not have an impact on existing pensions in payment or on plan members born before January 1, 1956. Under the previous rules, benefits from the plan are primarily linked to the level of salary in the years prior to retirement while under the new rules benefits are also partially linked to the level of contributions made by the members during their active service period up to their retirement. This has led to changes in the amounts that need to be included in the Group's consolidated financial statements prepared using IFRS in respect of the Swiss Pension Fund.

        As part of this change, Novartis, supported by the Swiss Pension Fund, will make transitional payments, which vary according to the member's age and years of service. As a result, it is estimated that additional payments will be made over a ten-year period of up to approximately $481 million (CHF 453 million) depending on whether or not all current members affected by the change remain in the plan over this ten-year period.

        The accounting consequence of this change in the Swiss pension plan rules results in the Group's consolidated financial statements prepared under IFRS reflecting a net pre-tax curtailment gain of $265 million (CHF 283 million) in 2010. This calculation only takes into account the discounted value of transition payments of $202 million (CHF 219 million) attributed to already completed years of service of the affected plan members as calculated in accordance with IFRS requirements. It does not take into account any amount for transitional payments related to their future years of service.

2010 Subsequent Event—Agreement with Johnson & Johnson

        On January 3, 2011, Novartis and Johnson & Johnson signed an agreement to settle all litigations related to the silicone hydrogel patents (JUMP patents) referred to in note 20 above. Under the agreement, Novartis will receive a settlement payment and each party will grant to the other party a fully paid up, irrevocable, worldwide non-exclusive license with no right to sub-license under the respective patent rights. Novartis will record the resulting income in the first quarter of 2011.

2010 Subsequent Event—Tender Offer for Genoptix, Inc. (Genoptix)

        On January 24, 2011, Novartis announced that it has entered into a definitive agreement to acquire Genoptix, Inc. (NASDAQ: GXDX), a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists.

        In accordance with the terms of the agreement, Novartis is to commence a tender offer for all outstanding shares of common stock of Genoptix at $25.00 per share in cash. This represents a total equity value of $470 million and an enterprise value of $330 million. The Novartis offer represents a premium of 39% over Genoptix's unaffected share price of $17.98 on December 13, 2010. It also implies a 27% premium over the closing price of $19.76 on January 21, 2011.

        The Genoptix Board of Directors has unanimously approved the transaction and agreed to recommend that Genoptix stockholders tender their shares. The transaction is conditional upon the tender of at least a majority of the shares of Genoptix in the tender offer, receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close within the first half of 2011.

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

Vaccines and Diagnostics—Zhejiang Tianyuan

        On November 4, Novartis announced a definitive agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. as part of a strategic initiative to build a vaccines industry leader in China and expand the Group's limited presence in this fast-growing market segment. China is the world's third-largest vaccines market, with annual industry sales of more than $1 billion and expectations for sustained double-digit growth given the government's commitment to improve access to quality healthcare. Terms call for Novartis to purchase an 85% majority interest for approximately $125 million in cash. The transaction, which is expected to be completed in 2011, is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

Other Significant Transactions in 2009

Corporate—Issuance of bond in US dollars

        On February 5, Novartis issued a two-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling $2.0 billion was issued by the Group's US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling $3.0 billion was issued by the Group's Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

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

CORE RESULTS AS DEFINED BY NOVARTIS

        The Group's operating income, net income and earnings per share from continuing operations have been significantly affected by acquisition-related factors, including the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate to be, over a $25 million threshold that management deems exceptional.

        Novartis believes that investor understanding of the Group's performance is enhanced by disclosing these performance measures.

        Novartis uses these core measures as important factors in assessing the Group's performance in conjunction with other performance metrics. The following are examples of how these core measures are utilized:

  •
  In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

  •
  Annual budgets are prepared for both IFRS and core measures.

        Despite the use of these measures to management in setting goals and measuring the Group's performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors. Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group's management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

        As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group's operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

        The following tables reconcile IFRS results to core results:

2010, 2009 AND 2008 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—GROUP

Group	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	37,073	1,061	(90)	471	2	38,517

Operating income	11,526	1,135	981	600	(236)	14,006

Income before taxes	11,702	1,560	981	280	(104)	14,419

Taxes	(1,733)					(2,390	)(5)

Net income	9,969					12,029

Basic earnings per share ($)(6)	4.28					5.15
The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(14,488)	1,061	(90)	471	2	(13,044)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(13,316)	1				(13,315)
Research & Development	(9,070)	69	903		18	(8,080)
General & Administration	(2,481)	4				(2,477)
Other income	1,234		(10)		(739)	485
Other expense	(1,914)		178	129	483	(1,124)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	804	425		(320)	132	1,041

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Marketing & Sales includes the recurring amortization of intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; General & Administration includes the recurring amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets, primarily for the investment in Roche in 2010 and 2009 and Alcon in 2009.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges, including an additional reversal of $100 million in Pharmaceuticals for an impairment charge taken in 2007 for Famvir; Research & Development includes write-offs related to in-process Research & Development, mainly charges totalling $856 million for the discontinuation of Mycograb, albinterferon alfa-2b, PTZ601 and ASA404 development projects; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, primarily for financial assets, thereof $45 million in Pharmaceuticals, $98 million in Vaccines and Diagnostics and $20 million in Corporate as well as $14 million in Vaccines and Diagnostics for property, plant & equipment.

(3)
Acquisition-related restructuring and integration items: Cost of Goods Sold includes mainly charges of $467 million related to the required inventory step-up to estimated fair value in Alcon; Other expense includes charges in Corporate of $99 million related to the acquisition of Alcon and $30 million recorded in Alcon related to the change of majority ownership of Alcon; Income from associated companies includes a $378 million revaluation gain on the initial 25% interest in Alcon, a $43 million charge for the recycling of losses accumulated in comprehensive income related to Alcon since its inclusion as an associated company in 2008, and a $15 million charge for the change of majority ownership.

(4)
Exceptional items: Cost of Goods Sold includes charges related to inventory write-off in Vaccines and Diagnostics due to a restructuring program; Research & Development includes an expense of $18 million for termination of a co-development contract in Sandoz; Other income includes a divestment gain of $392 million for the divestment of Enablex in Pharmaceuticals, proceeds of $42 million from a legal settlement in Pharmaceuticals with Teva regarding Famvir, a divestment gain of $33 million for Tofranil in Pharmaceuticals and a Swiss pension curtailment gain of $265 million in Corporate; Other expense includes mainly a $152.5 million provision for a gender discrimination case in the US in Pharmaceuticals, charges of $203 million for restructuring programs in Pharmaceuticals, Vaccines and Diagnostics, and Sandoz, a $25.5 million provision in connection with a government investigation in the US in Pharmaceuticals, $45 million for a legal settlement in Vaccines and Diagnostics, and a $38 million charge for a legal settlement in Sandoz; Income from associated companies reflects an additional charge of $43 million for the Novartis share of Roche's restructuring charges for Genentech taken in the second half of 2009 but recorded by Novartis in 2010 as well as an estimated charge of $89 million for the Novartis share of Roche's restructuring that was recently announced.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact whereas tax impacts on impairments can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $2.7 billion to arrive at the core results before tax, amounts to $657 million. This results in the average tax rate on the adjustments being 24.2%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Group	FY 2009 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2009 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	32,924	938	(69)	18	(28)	33,783

Operating income	9,982	1,025	75	18	337	11,437

Income before taxes	9,922	1,594	167	18	434	12,135

Taxes	(1,468)					(1,868	)(5)

Net income	8,454					10,267

Basic earnings per share ($)(6)	3.70					4.50

The following are adjustments to arrive at Core Gross Profit
Other revenues	836				(28)	808
Cost of Goods Sold	(12,179)	938	(69)	18		(11,292)

The following are adjustments to arrive at Core Operating Income
Research & Development	(7,469)	87	95			(7,287)
Other income	782				(65)	717
Other expense	(1,924)		49		430	(1,445)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	293	569	92		97	1,051

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes the amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges, including a partial reversal of $100 million in Pharmaceuticals for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets; Income from associated companies reflects the $92 million impairment charge taken for an Alcon pharmaceuticals development project.

(3)
Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of $18 million related to the EBEWE Pharma specialty generics business acquisition.

(4)
Exceptional items: Other revenues reflects a $28 million gain from a settlement of Vaccines and Diagnostics; Other income reflects divestment gains in Pharmaceuticals; Other expense includes $345 million for legal provisions, litigations and exceptional settlements principally for the Trileptal and TOBI US government investigation; Income from associated companies reflects a $97 million one-time charge for the Novartis share of Roche's restructuring charges for Genentech.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact whereas tax impacts on impairments can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions.

  Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $2.2 billion to arrive at the core results before tax, amounts to $400 million. This results in the average tax rate on the adjustments being 18.1%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

Group	FY 2008 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2008 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	31,145	969	29		(203)	31,940

Operating income	8,964	1,095	450	17	(207)	10,319

Income before taxes	9,499	1,493	450	17	(207)	11,252

Taxes	(1,336)					(1,751	)(5)

Net income from continuing operations	8,163					9,501

Basic earnings per share ($)(6)	3.59					4.18

The following are adjustments to arrive at Core Gross Profit
Net sales to third parties	41,459				(154)	41,305
Other revenues	1,125				(49)	1,076
Cost of Goods Sold	(11,439)	969	29			(10,441)

The following are adjustments to arrive at Core Operating Income
Research & Development	(7,217)	126	315			(6,776)
Other income	826				(186)	640
Other expense	(1,693)		106	17	182	(1,388)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	441	398				839

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes the amortization of the purchase price allocation related to intangible assets, primarily for the Roche and Alcon investments.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges; R&D includes an impairment of $223 million for the Pharmaceuticals development project Aurograb and other write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets.

(3)
Acquisition-related restructuring and integration items: Other expense includes various charges of $17 million related to acquisitions during the year.

(4)
Exceptional items: Net sales adjustments reflect a $104 million gain from a release of US government rebate provisions in Pharmaceuticals and $50 million due to a change in contractual terms in Vaccines and Diagnostics; Other revenues reflects $49 million from a settlement in Vaccines and Diagnostics; Other income includes $141 million of divestment gains and $45 million from the release of pre-launch inventory provisions in Pharmaceuticals; Other expense includes $79 million for exceptional increases in legal provisions in Pharmaceuticals and various restructuring charges of $75 million and $28 million of product recall costs in Sandoz.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact whereas tax impacts on impairments can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $1.8 billion to arrive at the core results before tax, amounts to $415 million. This results in the average tax rate on the adjustments being 23.7%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2010, 2009 AND 2008 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—PHARMACEUTICALS

Pharmaceuticals	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items(3)	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	25,776	421	(100)			26,097

Operating income	8,798	453	833		(175)	9,909

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(5,361)	421	(100)			(5,040)

The following are adjustments to arrive at Core Operating Income
Research & Development	(7,081)	32	896			(6,153)
Other income	687		(8)		(474)	205
Other expense	(971)		45		299	(627)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges, including an additional reversal of $100 million for an impairment charge taken in 2007 for Famvir; Research & Development includes write-offs related to in-process Research & Development, mainly a total of $704 million charge for the discontinuation of Mycograb ($356 million), albinterferon alfa-2b ($228 million) and ASA404 ($120 million) development projects and a net pre-tax impairment charge of $152 million ($250 million related to the value of the intangible asset offset by a release of a $98 million liability related to the estimated value of a contingent milestone consideration) for termination of the PTZ601 development project; Other income includes the reversal of impairments, primarily for property, plant & equipment; Other expense includes impairments, primarily for financial assets.

(3)
Exceptional items: Other income includes a divestment gain of $392 million for the divestment of Enablex, proceeds of $42 million from a legal settlement with Teva regarding Famvir and a divestment gain of $33 million for Tofranil; Other expense includes a $152.5 million provision for a gender discrimination case in the US, a $111 million charge for restructuring in the US as well as a $25.5 million provision in connection with a government investigation in the US.

Pharmaceuticals	FY 2009 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items(3)	FY 2009 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	24,135	322	(92)			24,365

Operating income	8,392	366	30		280	9,068

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(4,955)	322	(92)			(4,725)

The following are adjustments to arrive at Core Operating Income
Research & Development	(5,840)	44	81			(5,715)
Other income	414				(65)	349
Other expense	(1,078)		41		345	(692)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges, including a partial reversal of $100 million for an impairment taken in 2007 for Famvir; R&D includes write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets.

(3)
Exceptional items: Other income reflects divestment gains; Other expense includes $345 million for legal provisions, litigations and exceptional settlements principally for the Trileptal US government investigation.

Pharmaceuticals	FY 2008 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2008 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	22,668	350	3		(104)	22,917

Operating income	7,579	414	386	6	(136)	8,249

The following are adjustments to arrive at Core Gross Profit
Net sales to third parties	26,331				(104)	26,227
Cost of Goods Sold	(4,481)	350	3			(4,128)

The following are adjustments to arrive at Core Operating Income
Research & Development	(5,716)	64	317			(5,335)
Other income	447				(186)	261
Other expense	(868)		66	6	154	(642)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges; R&D includes an impairment of $223 million for the Pharmaceuticals development project Aurograb and other write-offs related to in-process R&D; Other expense includes impairments, primarily for financial assets.

(3)
Acquisition-related restructuring and integration items: Other expense includes various charges of $6 million related to acquisitions during the year.

(4)
Exceptional items: Net sales to third parties reflect a $104 million gain from a release of US government rebate provisions; Other income includes $141 million of divestment gains and $45 million from the release of pre-launch inventory provisions; Other expense includes $79 million for exceptional increases in legal provisions and various restructuring charges of $75 million.

 2010, 2009 AND 2008 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—VACCINES AND DIAGNOSTICS

Vaccines and Diagnostics	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items(3)	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	1,860	242			2	2,104

Operating income	612	259	112		83	1,066

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(1,551)	242			2	(1,307)

The following are adjustments to arrive at Core Operating Income
Research & Development	(523)	17				(506)
Other expense	(273)		112		81	(80)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Other expense relates to a charge of $98 million for an impairment of a financial asset and a charge of $14 million for impairments for property, plant & equipment due to a restructuring program in the UK.

(3)
Exceptional items: Cost of Goods Sold includes charges related to inventory write-off due to a restructuring program; Other expense relates to a $45 million expense for a legal settlement and to a $36 million expense for a restructuring program in the UK.

Vaccines and Diagnostics	FY 2009 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items(3)	FY 2009 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	1,445	287			(28)	1,704

Operating income	372	312	18		17	719

The following are adjustments to arrive at Core Gross Profit
Other revenues	390				(28)	362
Cost of Goods Sold	(1,415)	287				(1,128)

The following are adjustments to arrive at Core Operating Income
Research & Development	(508)	25	18			(465)
Other expense	(119)				45	(74)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: R&D includes write-offs related to in-process R&D.

(3)
Exceptional items: Other revenues reflects a $28 million gain from a settlement; Other expense includes $45 million for legal provisions, litigations and exceptional settlements.

Vaccines and Diagnostics	FY 2008 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2008 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	923	285	1		(99)	1,110

Operating income	78	318	1	11	(99)	309

The following are adjustments to arrive at Core Gross Profit
Net sales to third parties	1,759				(50)	1,709
Other revenues	414				(49)	365
Cost of Goods Sold	(1,270)	285	1			(984)

The following are adjustments to arrive at Core Operating Income
Research & Development	(360)	33				(327)
Other expense	(99)			11		(88)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges.

(3)
Acquisition-related restructuring and integration items: Other expense includes various charges of $11 million related to acquisitions during the year.

(4)
Exceptional items: Net sales to third parties reflect $50 million due to a change in contractual terms; Other revenues reflects $49 million from a settlement.

 2010, 2009 AND 2008 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—SANDOZ

Sandoz	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	3,947	278	4	4		4,233

Operating income	1,272	293	11	4	105	1,685

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(4,854)	278	4	4		(4,568)

The following are adjustments to arrive at Core Operating Income
Research & Development	(658)	15	7		18	(618)
Other income	77		(1)			76
Other expense	(295)		1		87	(207)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges; R&D includes write-offs related to in-process Research & Development; Other income includes impairment reversals, primarily for property, plant & equipment; Other expense includes impairments, primarily for property, plant & equipment.

(3)
Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of $4 million related to business acquisitions.

(4)
Exceptional items: R&D includes an expense for termination of a co-development contract; Other expense includes a $49 million charge for a restructuring program in Germany and a $38 million charge for a legal settlement in the US.

Sandoz	FY 2009 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items(3)	Exceptional items(4)	FY 2009 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	3,566	246	10	18		3,840

Operating income	1,071	260	6	18	40	1,395

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(4,201)	246	10	18		(3,927)

The following are adjustments to arrive at Core Operating Income
Research & Development	(613)	14	(4)			(603)
Other expense	(272)				40	(232)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges; R&D includes reversal of write-offs related to in-process R&D.

(3)
Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of $18 million related to the EBEWE Pharma specialty generics business acquisition.

(4)
Exceptional items: Other expense includes a $40 million one-time charge in Sandoz for German commercial operations restructuring.

Sandoz	FY 2008 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items(3)	FY 2008 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	3,733	258	25			4,016

Operating income	1,084	284	25		28	1,421

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(4,119)	258	25			(3,836)

The following are adjustments to arrive at Core Operating Income
Research & Development	(667)	26	(2)			(643)
Other expense	(223)		2		28	(193)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges; R&D includes a reversal of write-offs related to in-process R&D; Other expense includes impairments, primarily for property, plant & equipment.

(3)
Exceptional items: Other expense includes $28 million of product recall costs.

 2010, 2009 AND 2008 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—CONSUMER HEALTH

Consumer Health	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	4,145	93	6			4,244

Operating income	1,153	94	6			1,253

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(2,173)	93	6			(2,074)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(2,238)	1				(2,237)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Marketing & Sales includes the recurring amortization of intangible assets.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges.

Consumer Health	FY 2009 IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition- related restructuring and integration items	Exceptional items	FY 2009 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	3,804	83	13			3,900

Operating income	1,016	84	18			1,118

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(2,111)	83	13			(2,015)

The following are adjustments to arrive at Core Operating Income
Research & Development	(346)	1				(345)
Other expense	(84)		5			(79)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of Goods Sold includes impairment charges for acquired rights to in-market products and production-related impairment charges; Other expense includes impairments, primarily for property, plant and equipment.

Consumer Health	FY 2008 IFRS results	Amortization of intangible assets(1)	Impairments	Acquisition- related restructuring and integration items	Exceptional items	FY 2008 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	3,860	76				3,936

Operating income	1,048	77				1,125

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(2,071)	76				(1,995)

The following are adjustments to arrive at Core Operating Income
Research & Development	(313)	1				(312)

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms.

 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—ALCON, INC.
(consolidated from August 25, 2010)

Alcon, Inc.	FY 2010 IFRS results	Amortization of intangible assets(1)	Impairments	Acquisition- related restructuring and integration items(2)	Exceptional items	FY 2010 Core results
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross profit	1,347	27		467		1,841

Operating income	323	32		497		852

The following are adjustments to arrive at Core Gross Profit
Cost of Goods Sold	(1,082)	27		467		(588)

The following are adjustments to arrive at Core Operating Income
Research & Development	(254)	1				(253)
General & Administration	(140)	4				(136)
Other expense	(30)			30

(1)
Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; R&D includes the recurring amortization of acquired rights for technology platforms; General & Administration includes the recurring amortization of intangible assets.

(2)
Acquisition-related restructuring and integration items: Cost of Goods Sold includes charges of $467 million related to the required inventory step-up to estimated fair value; Other expense includes charges of $30 million related to the change of majority ownership.

 2010 AND 2009 RECONCILIATION SEGMENT OPERATING INCOME TO CORE OPERATING INCOME

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Alcon, Inc.	Corporate		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2010	2009	2010	2009
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	8,798	8,392	612	372	1,272	1,071	1,153	1,016	323	(632)	(869)	11,526	9,982

Amortization of intangible assets	453	366	259	312	293	260	94	84	32	4	3	1,135	1,025

Impairments
Intangible assets	796	(11)		18	11	6	6	13				813	26
Property, plant & equipment	(4)	4	14					5				10	9
Financial assets	41	37	98							19	3	158	40

Total impairment charges	833	30	112	18	11	6	6	18		19	3	981	75

Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net					4	18			497	99		600	18

Exceptional items
Exceptional gains from divesting brands, subsidiaries and financial investments	(425)	(65)										(425)	(65)
Other restructuring expenses	111		38		49	40						198	40
Legal provisions, litigations and exceptional settlements	139	345	45	17	56							240	362
Swiss pension curtailment gain										(265)		(265)
Other exceptional items										16		16

Total exceptional items	(175)	280	83	17	105	40				(249)		(236)	337

Total adjustments	1,111	676	454	347	413	324	100	102	529	(127)	6	2,480	1,455

Core operating income	9,909	9,068	1,066	719	1,685	1,395	1,253	1,118	852	(759)	(863)	14,006	11,437

Core return on net sales	32.4%	31.8%	36.5%	29.7%	19.8%	18.6%	20.2%	19.2%	35.1%			27.7%	25.8%

 2009 AND 2008 RECONCILIATION SEGMENT OPERATING INCOME TO CORE OPERATING INCOME

	Pharmaceuticals		Vaccines and Diagnostics		Sandoz		Consumer Health		Corporate		Total
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	8,392	7,579	372	78	1,071	1,084	1,016	1,048	(869)	(825)	9,982	8,964

Amortization of intangible assets	366	414	312	318	260	284	84	77	3	2	1,025	1,095

Impairments
Intangible assets	(11)	320	18	1	6	23	13				26	344
Property, plant & equipment	4	13				2	5			1	9	16
Financial assets	37	53							3	37	40	90

Total impairments	30	386	18	1	6	25	18		3	38	75	450

Acquisition-related restructuring and integration items (including acquisition-related accounting impact of inventory adjustments), net		6		11	18						18	17

Exceptional items
Exceptional gains from divesting brands, subsidiaries and financial investments	(65)	(141)									(65)	(141)
Other restructuring expenses		75			40						40	75
Legal provisions, litigations and exceptional settlements	345	79	17	(49)							362	30
Product recall costs						28						28
Release of pre-launch inventory provisions		(45)										(45)
Release of US government rebate provision		(104)										(104)
Change in contractual terms triggering revenue recognition				(50)								(50)

Total exceptional items	280	(136)	17	(99)	40	28					337	(207)

Total adjustments	676	670	347	231	324	337	102	77	6	40	1,455	1,355

Core operating income	9,068	8,249	719	309	1,395	1,421	1,118	1,125	(863)	(785)	11,437	10,319

Core return on net sales	31.8%	31.5%	29.7%	18.1%	18.6%	18.8%	19.2%	19.4%			25.8%	25.0%

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency.

        The following provides an overview of net sales and expenses for 2010, 2009 and 2008 for currencies most important to the Group (excl. Alcon):

Currency	2010 in %	2009 in %	2008 in %
US dollar ($)
Net sales	36	35	34
Operating expenses	34	33	31
Euro (EUR)
Net sales	29	31	32
Operating expenses	27	31	28
Swiss franc (CHF)
Net sales	2	3	2
Operating expenses	13	12	16
Japanese yen (JPY)
Net sales	8	8	7
Operating expenses	4	4	5
Other currencies
Net sales	25	23	25
Operating expenses	22	20	20

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

        We seek to manage currency exposure by engaging in hedging transactions where management deems appropriate. For 2010, we entered into various contracts that change in value with movements in foreign exchange rates in order to preserve the value of assets, commitments and expected transactions. We also use forward contracts and foreign currency options to hedge expected net revenues in foreign currencies. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see "Item 18. Financial Statements—note 1," "—note 5" and "—note 16".

        The average value of the US dollar in 2010 increased against the euro and decreased against the CHF, JPY and other currencies. The following table sets forth the foreign exchange rates of the US dollar against the Swiss franc, euro and Japanese yen, respectively, used for foreign currency translation when preparing the Group's consolidated financial statements:

	2010		2009		2008
$ per unit	Average for year	Year end	Average for year	Year end	Average for year	Year end
EUR	1.327	1.324	1.393	1.436	1.470	1.411
CHF	0.961	1.063	0.923	0.965	0.925	0.948
JPY (100)	1.141	1.227	1.070	1.086	0.970	1.107

        The following table provides a summary of the currency impact on key Group figures due to their conversion into $, the Group's reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency calculations apply the exchange rates of the prior year to the current year financial data from entities reporting in non-US dollars.

Currency impact on key figures

	Constant Currencies Change in % 2010	Constant Currencies Change in % 2009	$ Change in % 2010	$ Change in % 2009
Net sales	14	11	14	7
Operating income	17	13	15	11
Net income	20	5	18	4
Core operating income	24	13	22	11
Core net income	18	11	17	8

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

Revenue

        We recognize product sales when there is persuasive evidence that a sales arrangement exists, title and risk and rewards for the products are transferred to the customer, the price is fixed and determinable, and collectability is reasonably assured. Where contracts contain customer acceptance provisions, typically with government agencies, we recognize sales upon the satisfaction of acceptance criteria.

        At the time of recognizing revenue, we also record estimates for a variety of sales deductions, including rebates, discounts, refunds, incentives and product returns. Sales deductions are reported as a reduction of revenue.

Deductions from Revenues

        As is typical in the pharmaceuticals industry, our gross sales are subject to various deductions that are composed primarily of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

        The following summarizes the nature of some of these deductions and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions.

US specific Healthcare Plans and Program Rebates

  •
  The US Medicaid Drug Rebate Program is administered by State governments using State and Federal funds to provide assistance to certain vulnerable and needy individuals and families. Calculating the rebates to be paid involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product price increases and the mix of contracts and specific terms in the individual State agreements. These provisions are adjusted based on established processes and experiences from re-filing data with individual States.

  •
  The US Federal Medicare program which funds healthcare benefits to individuals age 65 or older, provides prescription drug benefits under Part D of the program. This benefit is provided through private prescription drug plans. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product price increases and the mix of contracts.

  •
  We offer rebates to key managed healthcare plans to sustain and increase market share for our products. These rebate programs provide payors a rebate after they attain certain performance parameters related to product purchases, formulary status or pre-established market share milestones relative to competitors. These rebates are estimated based on the terms of individual agreements, historical experience and projected product growth rates. We adjust provisions related to rebates periodically to reflect actual experience.

Non-US Specific Healthcare Plans and Program Rebates

  •
  In certain countries, other than the US, we provide rebates to governments and other entities. These rebates are often mandated by government regulations or laws.

  •
  In several countries we enter into innovative pay-for-performance arrangements with certain healthcare providers, especially in the UK, Germany and Australia. Under these agreements, we may be required to make refunds to the healthcare providers or to provide additional medicines free of charge if anticipated treatment outcomes do not meet predefined targets. Potential refunds and the delivery of additional medicines at no cost are estimated and recorded as a deduction of revenue at the time the related revenues are recorded. Estimates are based on historical experience and clinical data. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition would be deferred until such history would be available.

Non-Healthcare Plans and Program Rebates, Returns and other Deductions

  •
  Chargebacks occur where our subsidiaries have arrangements with indirect customers to sell products at prices that are lower than the price charged to wholesalers. A chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract price. We account for vendor chargebacks by reducing revenue by an amount equal to our estimate of chargebacks attributable to a sale and they are generally settled within one to three months of incurring the liability. Provisions for estimated charge-backs are calculated using a combination of factors such as historical experience, product growth rates, payments, level of inventory in the distribution channel, the terms of individual agreements and our estimate of claims processing time lag.

  •
  We offer rebates to group purchasing organizations and other direct and indirect customers to sustain and increase market share for our products. Since rebates are contractually agreed upon, rebates are estimated based on the terms of individual agreements, historical experience, and projected product growth rates.

  •
  When we sell a product providing a customer the right to return, we record a provision for estimated sales returns based on our sales returns policy and historical rates. Other factors considered include product recalls, expected marketplace changes and the remaining shelf life of the product, and the entry of generic products. In 2010, sales returns amounted to approximately 1% of gross product sales. Especially in the Vaccines and Diagnostics Division, where there is often no Novartis-specific historical return rate experience available, sales are only recorded based on evidence of product consumption or when the right of return has expired.

  •
  We entered into distribution service agreements with major wholesalers, which provide a financial disincentive for wholesalers to purchase product quantities exceeding current customer demand. Where possible, we adjust shipping patterns for our products to maintain wholesalers' inventories level consistent with underlying patient demand.

  •
  We offer cash discounts to customers to encourage prompt payment. Cash discounts are accrued at the time of invoicing and deducted from revenue.

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

  •
  Other sales discounts, such as consumer coupons and co-pay discount cards, are offered in some markets. These discounts are recorded at the time of sale, or when the coupon is issued and are estimated utilizing historical experience and the specific terms for each program. If a discount for a probable future transaction is offered as part of a sales transaction then an appropriate portion of revenue is deferred to cover this estimated obligation.

  •
  We adjust provisions for revenue deductions periodically to reflect actual experience. To evaluate the adequacy of provision balances, we use internal and external estimates of the level of inventory in the distribution channel, actual claims data received and the lag time for processing rebate claims. Management also estimates the level of inventory of the relevant product held by retailers and in transit. External data sources include reports of wholesalers and third-party market data purchased by Novartis.

        The following tables show the worldwide extent of our revenue deductions, related payment experiences and provisions:

Provision for revenue deductions

					Income Statement charge
	Provisions offset against gross trade receivables at January 1, 2010						Provisions offset against gross trade receivables at December 31, 2010
			Effect of currency translation and business combinations
		Provisions at January 1, 2010
2010				Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2010
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
US specific healthcare plans and program rebates		755	226	(1,949)	(8)	2,138		1,162
Non-US specific healthcare plans and program rebates		455	(34)	(444)	(9)	607		575
Non-healthcare plans and program related rebates, returns and other deductions	850	884	163	(5,779)	(32)	6,056	(782)	1,360

Total	850	2,094	355	(8,172)	(49)	8,801	(782)	3,097

					Income Statement charge
	Provisions offset against gross trade receivables at January 1, 2009						Provisions offset against gross trade receivables at December 31, 2009
		Provisions at January 1, 2009
2009			Effect of currency translation	Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2009
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
US specific healthcare plans and program rebates		632		(1,425)	(13)	1,561		755
Non-US specific healthcare plans and program rebates		333	10	(282)	3	391		455
Non-healthcare plans and program related rebates, returns and other deductions	529	700	77	(3,875)	5	4,298	(850)	884

Total	529	1,665	87	(5,582)	(5)	6,250	(850)	2,094

					Income Statement charge
	Provisions offset against gross trade receivables at January 1, 2008						Provisions offset against gross trade receivables at December 31, 2008
		Provisions at January 1, 2008
2008			Effect of currency translation	Payments/ utilizations	Adjustments of prior years	Current year		Provisions at December 31, 2008
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
US specific healthcare plans and program rebates		675		(1,175)	(115)	1,247		632
Non-US specific healthcare plans and program rebates		190	(18)	(281)	(16)	458		333
Non-healthcare plans and program related rebates, returns and other deductions	632	647	(37)	(3,730)	(15)	3,732	(529)	700

Total	632	1,512	(55)	(5,186)	(146)	5,437	(529)	1,665

Gross to Net sales reconciliation

	Income statement charge
2010	Charged through revenue deduction provisions 2010	Charged directly without being recorded in revenue deduction provisions 2010	Total 2010	In % of 2010 gross sales
	$ millions	$ millions	$ millions	%
Gross sales subject to deductions			64,069	100.0
US specific healthcare plans and program rebates	(2,130)	(117)	(2,247)	(3.5)
Non-US specific healthcare plans and program rebates	(598)	(393)	(991)	(1.5)
Non-healthcare plans and program related rebates, returns and other deductions	(6,024)	(4,183)	(10,207)	(15.9)

Total gross to net sales adjustments	(8,752)	(4,693)	(13,445)	(20.9)

Net sales			50,624	79.1

	Income statement charge
2009	Charged through revenue deduction provisions 2009	Charged directly without being recorded in revenue deduction provisions 2009	Total 2009	In % of 2009 gross sales
	$ millions	$ millions	$ millions	%
Gross sales subject to deductions			54,691	100.0
US specific healthcare plans and program rebates	(1,548)		(1,548)	(2.8)
Non-US specific healthcare plans and program rebates	(394)	(388)	(782)	(1.5)
Non-healthcare plans and program related rebates, returns and other deductions	(4,303)	(3,791)	(8,094)	(14.8)

Total gross to net sales adjustments	(6,245)	(4,179)	(10,424)	(19.1)

Net sales			44,267	80.9

	Income statement charge
2008	Charged through revenue deduction provisions 2008	Charged directly without being recorded in revenue deduction provisions 2008	Total 2008	In % of 2008 gross sales
	$ millions	$ millions	$ millions	%
Gross sales subject to deductions			49,972	100.0
US specific healthcare plans and program rebates	(1,132)		(1,132)	(2.3)
Non-US specific healthcare plans and program rebates	(442)	(201)	(643)	(1.3)
Non-healthcare plans and program related rebates, returns and other deductions	(3,717)	(3,021)	(6,738)	(13.5)

Total gross to net sales adjustments	(5,291)	(3,222)	(8,513)	(17.1)

Net sales			41,459	82.9

Acquisition accounting

        Due to the acquisition of a majority interest in Alcon during 2010, acquisition accounting has had a significant impact on the Group's consolidated financial statements. The Group's consolidated financial statements reflect an acquired business from the date the acquisition has been completed. We account for acquired businesses resulting in major ownership using the acquisition method of accounting, which requires the acquired assets and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Any excess of the purchase consideration over the estimated fair values of acquired net identified assets is recorded as goodwill in the balance sheet and denominated in the functional currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit, which is defined as the smallest group of assets that generates independent cash inflows that support the goodwill.

        In-Process Research & Development (IPR&D) is valued as part of the acquisition accounting. Payments for other separately acquired assets in development, such as those related to initial and milestone payments for licensed or acquired compounds, are capitalized as IPR&D intangible assets if they are deemed to enhance our intellectual property. This occurs even if uncertainties continue to exist as to whether the R&D projects will ultimately be successful in producing a commercial product. Estimating the fair value assigned to each class of acquired assets and assumed liabilities is based on expectations and assumptions that have been deemed reasonable by management.

        Contingent considerations to former owners agreed in a business combination, e.g., in the form of milestone payments upon the achievement of certain development stages or sales targets as well as royalties, are recognized as liabilities at fair value as of the acquisition date. Any subsequent changes in amounts recorded as a liability are recognized in the consolidated income statement.

Impairment of long-lived intangible and tangible assets

        We review long-lived intangible and tangible assets for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. In order to assess if there is an impairment, we estimate the future cash flows expected to result from the asset and its eventual disposal.

        Goodwill and the Alcon brand name have an indefinite useful life and impairment testing is done at least annually. Any impairment charge is recorded in the income statement under "Other expenses". IPR&D is also assessed for impairment at least on an annual basis, with any impairment charge recorded in the income statement under "Research & Development expenses". Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life in the income statement under "Cost of Goods Sold", where any related future impairment charge is also recorded.

        If an asset's balance sheet carrying amount exceeds the higher of its "value in use" to Novartis or "fair value less costs to sell," we will recognize an impairment loss for the difference. "Value in use" is defined as the net present value of future cash flows expected from an asset or cash-generating unit. For intangible assets, we typically use the Discounted Cash Flow method for determining both the value in use and fair value less costs to sell. This method starts with a forecast of all expected future net cash flows. These cash flows, which reflect the risks and uncertainties associated with the assets, are then discounted at an appropriate rate to net present value. The cash flows utilized for value in use are based on management's forecasts. They are adjusted as necessary to use market participant assumptions for a fair value less costs to sell calculation.

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

  •
  Entry into the market of generic or alternative products;

  •
  Lower-than-expected sales for acquired products or for sales associated with patents and trademarks;

  •
  Lower-than-anticipated future sales resulting from acquired IPR&D;

  •
  The closing of facilities; and

  •
  Changes in the planned use of property, plant & equipment.

        We have adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as being possibly impaired. Generally, for intangible assets we use cash flow projections for the whole useful life of these assets, and for goodwill and the Alcon brand name, we utilize cash flow projections for a five-year period based on management forecasts, with a terminal value based on sales projections usually in line with or lower than inflation rates for later periods. Probability-weighted scenarios are typically used.

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

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the higher of "fair value less costs of sale" or on the "value in use" derived from applying discounted future cash flows based on the key assumptions in the following table:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	%	%	%	%
Sales growth rate assumptions after forecast period	0.6	2.0	0 to 2.0	(10.0) to 2.0
Discount rate	7.0	7.0	7.0	7.0

        There has been no triggering event concerning Alcon between the date of acquisition of majority ownership of August 25, 2010 and December 31, 2010 that indicates that an impairment is necessary of any values determined as part of the final allocation of the purchase price as of August 25, 2010.

        In 2010, Novartis recorded impairment charges totaling $1.0 billion. These relate to impairment charges related to terminated development projects of $356 million for Mycograb, $250 million for PTZ601, $228 million for albinterferon alfa-2b and $120 million for ASA404. Additionally, $40 million were recorded for various other impairments in the Pharmaceuticals Division. Novartis also recorded various impairment charges of $24 million in the Sandoz and Consumer Health Divisions.

        In 2009, impairment charges of $132 million were recorded, mainly for terminated development projects or for where the anticipated cash flows from future sales no longer supported the carrying value of the intangible assets. This related to various impairment charges of $88 million, mainly for upfront and milestone payments in the Pharmaceuticals Division and $44 million in the Vaccines and Diagnostics, Sandoz and Consumer Health Divisions.

        Impairment charges that were recorded in previous years led to reversals in 2010 that amounted to $107 million mainly relating to Famvir product rights (2009: $106 million).

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

        Various estimates are used in applying the equity method, so subsequent adjustments may be required once an associated company publishes financial results or makes public other information. This applies in particular to our investment in Roche Holding AG.

        We consider investments in associated companies for impairment testing whenever a company's quoted share price has fallen to a fair value below our per-share carrying value. For unquoted investments in associated companies, the latest available financial information is used to assess whether impairment testing is necessary. Where there is an indication that separately identified assets of the associated company, other than implicit goodwill, might be impaired an impairment test is performed. Any impairment charge is recorded in the consolidated income statement under "Income from associated companies".

        The amount of investments in associated companies on our consolidated balance sheet increased significantly in recent years, primarily due to the Alcon investment in 2008. Following the increase in the Novartis interest to a majority ownership of approximately 77% as of August 25, 2010, Alcon is no longer an associated company but is fully consolidated.

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

        Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, or longer/shorter life spans of participants among other factors. For example, a decrease in the discount rate we apply in determining the present value of the obligations of one-half of one percent would have increased our year-end defined benefit obligation by approximately $1.1 billion. If the 2010 discount rate had been one-half of one percentage point lower than actually assumed, pension expense would have decreased by approximately $9 million, and if the same decrease was also assumed for the return on assets, pension expense would have increased by $76 million. We record differences between assumed and actual income and expense as "Actuarial gains/losses" in the consolidated statement of comprehensive income. These differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 18. Financial Statements—note 25".

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

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the consolidated statement of comprehensive income at that time is recognized in the consolidated income statement when the committed or forecasted transaction is ultimately recognized. Management assesses the probability of the forecasted transaction occurring when determining whether the impact of a cash flow hedge can be deferred in the consolidated statement of comprehensive income. Amounts are only deferred when management judges the forecasted transaction to be probable.

Equity-based compensation

        The fair value of Novartis shares, restricted shares, restricted share units (RSU) and American Depositary Shares (ADS) and Alcon restricted share units (RSU) and related Novartis and Alcon options granted to associates as compensation are recognized as an expense over the related vesting or service period adjusted to reflect actual and expected vesting levels. The charge for equity-based compensation is included in personnel expenses in the subsidiaries where associates receiving equity-based compensation are employed. An option's fair value at grant date is calculated using an option pricing valuation method. Novartis shares, restricted shares, RSUs and ADSs and Alcon RSUs are valued using the market value on grant date. Accurately measuring the value of share options is difficult and requires an estimate of key factors used in the valuation model. These key factors involve uncertain future events, expected share price volatility and expected dividend yield. For detailed information on the Group's equity-based compensation plans and underlying assumptions for valuation of share options granted in 2010, see "Item 18. Financial Statements—note 26".

Contingencies

        A number of our subsidiaries are involved in various government investigations and legal proceedings (intellectual property, product liability, commercial, employment and wrongful discharge, environmental claims, etc.) arising out of the normal conduct of their businesses. For more information, see "Item 18. Financial Statements—note 20".

        We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reliably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a significant portion of the overall accrual is actuarially determined based on factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported. We provide for individually significant cases when probable and the amount can be reliably estimated. Legal defense costs are accrued when they are expected to be incurred in connection with a loss contingency and the amount can be reliably estimated.

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

Research and Development

        Internal Research & Development (R&D) costs are fully charged to the consolidated income statement in the period in which they are incurred. We consider that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from the regulatory authority is obtained in a relevant major market, such as for the US, the EU, Switzerland or Japan.

        Payments made to third parties in compensation for subcontracted R&D that is deemed not to enhance our intellectual property, such as contract research and development organizations, are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition as an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market.

        Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products (In-Process Research & Development assets, "IPR&D"), including initial upfront and subsequent milestone payments, are capitalized as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if such additional payments are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. By contrast, such additional payments will be capitalized if these additional payments are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.

        Costs for post-approval studies performed to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval are charged as development expenses as they are incurred in cases where it is anticipated that the related product will be sold over a longer period than the activities required to be performed to obtain the marketing approval. In the rare cases where costs related to the conditional approval need to be incurred over a period beyond that of the anticipated product sales, then the expected costs of these activities will be expensed over the shorter period of the anticipated product sales.

        IPR&D assets are amortized once the related project has been successfully developed and regulatory approval for a product launch obtained and acquired technologies are amortized over their estimated useful lives.

Taxes

        We prepare and file our tax returns based on an interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. Our tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in our estimates of our tax positions. We believe that our estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

New accounting pronouncements

        The following new or amended IFRS standard which, based on a Novartis analysis, is the only one of significance to the Group, has not yet been adopted.

        In 2009, sections of IFRS 9 "Financial Instruments: Classification and Measurement" and "Financial Assets" were issued but only require to be adopted by January 1, 2013 although earlier adoption is permitted. This standard will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial statements. Novartis is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

SEGMENT REPORTING

        The wholly-owned businesses of Novartis are divided on a worldwide basis into four operating divisions (Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health) and Corporate activities. As of December 31, Novartis owned 77% of Alcon, Inc., an independent Swiss corporation, listed on the New York Stock Exchange, and it is treated as a separate segment. These segments reflect the Group's internal management structure. They are managed separately because they each manufacture, distribute and sell distinct products that require differing marketing strategies.

        Inter-segmental sales are made at amounts considered to approximate arm's-length transactions. Currently, we principally evaluate segment performance and allocate resources based on operating income.

Pharmaceuticals Division

        Pharmaceuticals researches, develops, manufactures, distributes, and sells branded prescription medicines in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Integrated Hospital Care; and additional products. Pharmaceuticals is organized into global business franchises responsible for the development and marketing of various products as well as a business unit, called Novartis Oncology, responsible for the global development and marketing of oncology products. The Novartis Oncology Business Unit is not required to be disclosed separately as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory factors with the rest of the division.

        Pharmaceuticals is the largest contributor among the segments accounting in 2010 for $30.6 billion, or 60.3%, of net sales and for $8.8 billion, or 72.3%, of operating income (excluding Corporate Income & Expense, net).

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

        In 2010, Vaccines and Diagnostics accounted for $2.9 billion, or 5.8%, of net sales and provided $612 million, or 5.0%, of operating income (excluding Corporate Income & Expense, net).

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

        Sandoz offers more than 1,000 compounds in more than 130 countries. Sandoz is the Group's second largest division, both in terms of contributions to net sales and operating income. In 2010, Sandoz accounted for $8.5 billion, or 16.8%, of net sales and for $1.3 billion, or 10.5% of operating income (excluding Corporate Income & Expense, net).

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

        In 2010, Consumer Health accounted for $6.2 billion, or 12.3%, of net sales and for $1.2 billion, or 9.5%, of operating income (excluding Corporate Income & Expense, net).

Alcon. Inc.

        Alcon, Inc. is an independent Swiss corporation listed on the New York Stock Exchange (NYSE: ACL), which discovers, develops, manufactures and markets innovative eye care products to improve the quality of life by helping people see better. Since our acquisition of Nestlé's remaining 52% interest in Alcon on August 25, 2010, Novartis became the majority owner of Alcon. With the achievement of the 77% majority ownership, Novartis and Alcon have sought to create greater value together for all stakeholders through collaborations that would benefit both companies. On December 15, 2010, Novartis announced that it had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings, and other customary closing conditions. Since the achievement of the majority ownership, and until a

100% merger is completed, all collaborations between the companies have been within the framework of arm's length transactions. In 2010, Alcon (consolidated since August 25, 2010) accounted for $2.4 billion, or 4.8%, of Group net sales, and for $323 million, or 2.7%, of Group operating income (excluding Corporate income and expense, net).

Corporate

        Income and expenses relating to Corporate include the costs of our headquarters and corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense that are not attributable to specific divisions, including global IT infrastructure and corporate research. This latter activity will be reported in the Pharmaceuticals Division from January 1, 2011.

 FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

Recent Acquisitions and Divestments

        The comparability of the year-on-year results of our operations for the total Group can be significantly affected by acquisitions and divestments. For more detail how these actions have affected our results, see "Factors Affecting Results of Operations—Acquisitions, Divestments and Other Significant Transactions" above.

RESULTS OF OPERATIONS

2010 Compared to 2009

Key Figures

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $	Change in constant currencies
	$ millions	$ millions	%	%
Net sales	50,624	44,267	14	14
Other Revenues	937	836	12	11
Cost of Goods Sold	(14,488)	(12,179)	19	19
Marketing & Sales	(13,316)	(12,050)	11	10
Research & Development	(9,070)	(7,469)	21	20
General & Administration	(2,481)	(2,281)	9	7
Other income	1,234	782	58	56
Other expense	(1,914)	(1,924)	(1)	(1)

Operating income	11,526	9,982	15	17
Income from associated companies	804	293	174	173
Financial income	64	198	(68)	(68)
Interest expense	(692)	(551)	26	25

Income before taxes	11,702	9,922	18	19
Taxes	(1,733)	(1,468)	18	18

Group net income	9,969	8,454	18	20

Attributable to:
Shareholders of Novartis AG	9,794	8,400	17	18
Non-controlling interests	175	54	224	226
Basic earnings per share	4.28	3.70	16	17

 Core Key Figures

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $	Change in constant currencies
	$ millions	$ millions	%	%
Core operating income	14,006	11,437	22	24
Core net income	12,029	10,267	17	18
Core earnings per share	5.15	4.50	14	15

Currency Fluctuations

        Significant changes in the value of the US dollar, our reporting currency, in 2010 against various currencies—particularly the Swiss franc and euro—had an overall negative currency translation effect on results of operations in 2010, and as a result affected the comparability of results of operations for 2010 with 2009. For more information, see "Effects of Currency Fluctuations" above.

Overview—Results Operations

        Strong growth in all businesses including the consolidation of Alcon, Inc. (Alcon) drove the Group's healthcare portfolio in 2010 to another year of record results.

        Net sales rose 14% (+14% cc) to $50.6 billion driven by strong growth in all businesses, including $2.4 billion from the consolidation of Alcon. Recently launched products provided $10.4 billion of net sales in the 2010 period (excluding Alcon), representing 21% of net sales compared to 16% in the 2009 period. Pharmaceuticals sales expanded 7% (+6% cc) to $30.6 billion driven by 8 percentage points of volume expansion. Recently launched products contributed 21% of Pharmaceuticals sales, up from 16% in 2009. Sandoz achieved double-digit sales growth in 2010 ($8.5 billion, +14%, +15% cc) supported by strong growth in US retail generics and biosimilars (+46% cc) and emerging markets such as Middle East, Turkey and Africa (+22% cc). Vaccines and Diagnostics grew to $2.9 billion (+25% cc), including $1.3 billion of A (H1N1) pandemic flu vaccines. Excluding A (H1N1) pandemic flu vaccines, the business grew 16%. Consumer Health grew 7% (+6% cc) to $6.2 billion, with all three business units delivering solid growth in their respective markets.

        Operating income rose 15% (+17% cc) to $11.5 billion on the volume-driven sales expansion. Unfavorable currency movements negatively impacted operating income by two percentage points. Operating income margin improved 0.3 percentage points to 22.8% of net sales. Exceptional items arising in the year totaled a net $1.3 billion, comprising: impairments ($1.0 billion), legal settlements ($240 million), restructuring costs ($198 million), and Alcon-related costs ($596 million), partially offset by divestment and pension curtailment gains ($690 million).

        Core operating income rose 22% (+24% cc) to $14.0 billion, and the core operating income margin rose 1.9 percentage points to 27.7% of net sales. Included in the core operating margin improvement of 1.9 percentage points were a benefit from Alcon of 0.4 percentage points and higher A (H1N1) pandemic flu vaccine sales of 0.5 percentage points, resulting in the increase in the underlying margin of 1.0 percentage points.

        Net income advanced 18% to $10.0 billion ahead of operating income growth due to higher income from associated companies (+173% cc), offset by higher financial expenses from the Alcon financing. Earnings per share (EPS) rose 16% (+17% cc) to $4.28 from $3.70 in the 2009 period. Core net income grew 17% (+18% cc) to $12.0 billion, while core EPS was up 14% (+15% cc) to $5.15 from $4.50 in the year-ago period.

Net Sales

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $	Change in constant currencies
	$ millions	$ millions	%	%
Pharmaceuticals	30,558	28,538	7	6
Vaccines and Diagnostics	2,918	2,424	20	25
Sandoz	8,518	7,493	14	15
Consumer Health	6,204	5,812	7	6
Total Novartis excl. Alcon, Inc.	48,198	44,267	9	9
Alcon, Inc.	2,426

Net sales	50,624	44,267	14	14

Pharmaceuticals Division

        Net sales expanded 7% (+6% cc) to $30.6 billion driven by 8 percentage points of volume expansion, partly offset by a negative pricing impact of 2 percentage points. Recently launched products provided $6.6 billion of net sales in the 2010 period, representing 21% of net sales compared to 16% in the 2009 period.

        Europe remained the largest region ($10.9 billion, +7% cc) particularly benefiting from recently launched products generating 28% of its net sales. The US ($10.0 billion, +5% cc), as well as Latin America and Canada ($2.9 billion, +14% cc), maintained solid growth rates. Japan's performance ($3.3 billion, 0% cc) was flat versus the prior year due to the biannual price cuts and angiotensin receptor blockers (ARB) market slowdown. The top six emerging markets ($2.9 billion, +9% cc) were led by double-digit growth from India, Russia, South Korea and China, partly offset by the impact of cost-containment measures in Turkey.

Top Twenty Pharmaceuticals Division Product Net Sales—2010

Brands	Therapeutic area	United States	Change in constant currencies	Rest of world	Change in constant currencies	Total	Change in $	Change in constant currencies
		$ millions	%	$ millions	%	$ millions	%	%
Diovan/Co-Diovan	Hypertension	2,520	1	3,533	(1)	6,053	1
Gleevec/Glivec	Chronic myeloid leukemia	1,285	18	2,980	3	4,265	8	7
Lucentis	Age-related macular degeneration			1,533	24	1,533	24	24
Zometa	Cancer complications	721		790	4	1,511	3	2
Femara	Breast cancer	650	14	726	5	1,376	9	9
Sandostatin	Acromegaly	511	12	780	11	1,291	12	11
Exelon/Exelon Patch	Alzheimer's disease	379	5	624	6	1,003	5	6
Exforge	Hypertension	284	24	620	41	904	35	35
Neoral/Sandimmun	Transplantation	82	(9)	789	(6)	871	(5)	(7)
Voltaren (excl. OTC)	Inflammation/pain		nm	791		791	(1)	(1)

Top ten products total		6,432	7	13,166	5	19,598	6	6
Exjade	Iron chelator	264	7	498	22	762	17	16
Comtan/Stalevo	Parkinson's disease	231	6	369	8	600	8	8
Reclast/Aclasta	Osteoporosis	393	20	186	29	579	23	23
Ritalin/Focalin	Attention Deficit/Hyperactivity Disorder	339	(1)	125	15	464	3	3
Myfortic	Transplantation	163	21	281	25	444	26	23
Tekturna/Rasilez	Hypertension	207	29	231	83	438	51	53
Lescol	Cholesterol reduction	97	(20)	339	(25)	436	(23)	(24)
Tasigna	Chronic myeloid leukemia	134	116	265	78	399	88	89
Galvus	Diabetes			391	122	391	117	122
Xolair	Asthma	24	(73)	345	44	369	9	12

Top 20 products total		8,284	7	16,196	9	24,480	9	8
Rest of portfolio		1,759	(4)	4,319	1	6,078		(1)

Total Division sales		10,043	5	20,515	7	30,558	7	6

nm—not
meaningful

Pharmaceuticals Division product highlights—Selected leading products

        Notes: Net sales growth data refer to 2010 worldwide performance in constant currencies. Growth rates are not provided for some recently launched products since they are not meaningful.

Cardiovascular and Metabolism

        Diovan ($6.1 billion, 0% cc) maintained sales in 2010 based on its status as the only medicine in the angiotensin receptor blocker (ARB) class approved to treat high blood pressure, high risk heart attack survivors and heart failure. Japan, which accounts for 20% of annual sales contracted slightly due to biannual price cuts, while sales also declined modestly in Europe, where the entry of generic versions of losartan, another medicine in the ARB segment, occurred in early 2010. In the US (+1%), Diovan increased its leadership of the ARB segment despite the overall shrinking of the branded anti-hypertension market due to increasing use of generic medicines in other anti-hypertensive classes.

        Exforge ($904 million, +35% cc), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered above-market growth and set new standards for high blood pressure combination therapies since its launch in 2007. Exforge gained approval in Japan in January 2010. Exforge HCT, which adds a diuretic (hydrochlorothiazide), was launched in the US in 2009 and in Europe and Latin America in 2010 as a single-pill therapy with three medicines.

        Tekturna/Rasilez ($438 million, +53% cc), the first in a new class of medicines known as direct renin inhibitors to treat high blood pressure, has been growing consistently since its launch in 2007 based on positive clinical data demonstrating its prolonged efficacy in lowering blood pressure for more than 24 hours and superiority in clinical trials over ramipril, a leading angiotensin converting enzyme (ACE) inhibitor. Valturna—a single-pill combination with Diovan (valsartan)—was launched in the US in late 2009, joining the group of single-pill combinations that involve aliskiren, the active ingredient in Tekturna/ Rasilez. Tekamlo, a single-pill combination of aliskiren and amlodipine was approved in the US in August, 2010. Amturnide, a triple combination with amlodipine and a diuretic was approved in the US in December 2010. EU reviews for the double combination of aliskiren and amlodipine as well as the triple combination incorporating a diuretic are ongoing in the EU. The EU application for Rasival, a combination of valsartan and aliskiren was withdrawn in September 2010.

        Galvus/Eucreas ($391 million, +122% cc), oral treatments for type 2 diabetes, more than doubled sales in 2010 due to strong growth in many European, Latin American and Asia-Pacific markets since its launch in 2007. Galvus and Eucreas, a single-pill combination of Galvus with metformin that accounts for the majority of sales, have attained the highest sales in the DPP-4 market segment in some countries. Galvus was approved in Japan in January, 2010, under brand name Equa, and in November Novartis K.K. signed an agreement to co-promote the product in Japan with Sanofi-Aventis K.K.

Oncology

        Gleevec/Glivec ($4.3 billion, +7% cc), a targeted therapy for some forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), maintained solid growth based on its leadership position in treating these cancers backed by new clinical data and regulatory approvals. Gleevec/Glivec was approved in 2009 was for use in adjuvant (post-surgery) GIST patients, which is now approved in 57 countries.

        Tasigna ($399 million, +89% cc), has shown rapid growth as a next-generation targeted therapy for newly diagnosed CML patients following approvals in several key markets for this indication including the US, EU, Japan and Switzerland. Tasigna also gained increased share in imatinib resistant/intolerant patients. Trials are underway examining the use of Tasigna in CML with suboptimal response to Glivec, as well as a Phase III trial in patients with GIST.

        Zometa ($1.5 billion, +2% cc), an intravenous bisphosphonate therapy for patients with certain types of cancer that has spread to the bones, is growing due to improved compliance and use in existing indications. Regulatory submissions in the US and EU for use of Zometa as an adjuvant therapy in pre- and post-menopausal women with breast cancer were withdrawn in Q4 2010 after the AZURE trial did not meet its primary endpoint in the overall population. However, in a pre-defined subgroup of women with well-established menopause, an improvement in disease-free survival was shown in the Zometa arm. Novartis will discuss future regulatory plans with health authorities based on these data. Zoledronic acid, the active ingredient in Zometa (4 mg), is also available under the trade names Reclast/Aclasta (5 mg) for use in non-oncology indications with different dosing. Zometa is facing new competition from denosumab, a product of Amgen.

        Femara ($1.4 billion, +9% cc), a treatment for early stage or advanced breast cancer in postmenopausal women, achieved strong sustained growth in key markets. We anticipate new generic competition in the US in the first half of 2011 and later in the year in Europe's major markets thus significantly reducing future sales.

        Sandostatin ($1.3 billion, +11% cc) benefited from the increasing use of Sandostatin LAR in treating symptoms of patients with neuroendocrine tumors (NET).

        Exjade ($762 million, +16% cc), continued to expand with strong growth based on new patients, expanded access and increased dosing in the US and key markets around the world. Exjade is currently approved in more than 100 countries, including China since June 2010, as the only once-daily oral therapy for transfusional iron overload.

        Afinitor ($243 million), an oral inhibitor of the mTOR pathway used across multiple diseases, expanded its indications in the US with an accelerated FDA approval for the treatment of patients with subependymal giant cell astrocytomas (SEGA), a benign brain tumor associated with tuberous sclerosis requiring therapeutic intervention but who are not candidates for curative surgical resection. The effectiveness of Afinitor is based on a 28-patient Phase II study. A Phase III study has completed enrollment to further explore the clinical benefits of Afinitor for patients with SEGA associated with tuberous sclerosis. Regulatory submissions have been filed in the EU for this indication under the trade name Votubia. Afinitor is also an approved treatment for advanced renal cell carcinoma (kidney cancer) following VEGF-targeted therapy. The FDA granted Afinitor priority review status for the treatment of advanced neuroendocrine tumors (NET) and a decision is expected in 2011. Worldwide submissions for the treatment of patients with advanced NET are underway. Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in non-oncology indications. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Neuroscience and Ophtalmics

        Lucentis ($1.5 billion, +24% cc), a biotechnology eye therapy now approved in more than 85 countries, delivered sustained growth particularly in France, the United Kingdom, Canada and Japan. Lucentis is the only treatment proven to maintain and improve vision in patients with "wet" age-related macular degeneration, a leading cause of blindness in people over age 50. Lucentis was approved in January 2011 in Europe for the treatment of visual impairment due to diabetic macular edema (DME), an eye condition related to long-standing diabetes that may lead to blindness. In Q4 2010 Novartis filed an application in the EU for the treatment of visual impairment due to macular edema secondary to branch / central retinal vein occlusion. Genentech holds the US rights to this medicine.

        Exelon/Exelon Patch ($1.0 billion, +6% cc), a therapy for mild to moderate forms of Alzheimer's disease dementia as well as dementia linked with Parkinson's disease, achieved blockbuster status in 2010. The majority of sales are for Exelon Patch, the novel skin patch launched in 2007, now available in more than 75 countries worldwide for Alzheimer's disease dementia, including more than 20 countries where it is also approved for dementia associated with Parkinson's disease.

        Extavia ($124 million), for relapsing forms of multiple sclerosis (MS), was launched in 2009 in the US and more than 30 other countries, marked the entry of Novartis into the field of MS. Extavia is the Novartis-branded version of Betaferon®/Betaseron®.

        Gilenya ($15 million) has launched as a first-line treatment for relapsing forms of MS in the US and for relapsing-remitting MS in Russia. It was also approved as a first-line treatment for relapsing forms of MS in Australia, Switzerland and the United Arab Emirates. Gilenya is currently under regulatory review in the EU, where it was filed in December 2009, and with health authorities worldwide, including Canada, Turkey and Brazil. Initial sales uptake in the US is in line with expectations with sales of $13 million since its launch in October 2010.

        Comtan/Stalevo ($600 million, +8% cc), a treatment for Parkinson's disease, has grown mainly due to growing prescriber familiarity and continued geographical expansion of Stalevo, an enhanced levodopa therapy.

Respiratory

        Xolair ($369 million, +12% cc, Novartis sales), a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, maintained solid growth due to its global presence and approvals in more than 85 countries. A Phase III trial is progressing to support registration in China. Xolair Liquid, a new formulation in pre-filled syringes to enable easier administration than with the conventional lyophilized formulation, is expected to be launched in Europe in 2011. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income.

        Onbrez Breezhaler (QAB149, indacaterol) ($33 million) has demonstrated strong sales growth since its approval in the EU in November 2009 as a once-daily long-acting beta-2 agonist (LABA) for adults with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler is now approved in more than 40 countries and is available in 13 European markets, with further launches planned during 2011. In November 2010, Novartis announced results of the blinded Phase III INTENSITY study showing that Onbrez Breezhaler 150 mcg is as effective as tiotropium in improving lung function in patients with COPD, while providing greater clinical benefits in terms of reduced breathlessness, lower use of rescue medication and improved health status. The application for US approval (under the brand-name Arcapta Neohaler) is expected to be reviewed by an FDA Advisory Committee in March 2011.

Integrated Hospital Care

        Reclast/Aclasta ($579 million, +23% cc), a once-yearly infusion therapy for osteoporosis, continues to expand on increasing patient access to infusion centers and a broad range of use in patients with various types of this debilitating bone disease. Approvals have been received in over 90 countries for up to six indications, including the treatment of osteoporosis in men and postmenopausal women. Six-year data from a pivotal fracture trial reinforced the long-term efficacy and safety profile of Reclast/Aclasta. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also available in a number of countries in a different dosage for use in oncology indications under the trade name Zometa.

        Zortress/Certican ($144 million, +25% cc), a transplantation medicine, generated solid growth based on its availability in more than 80 countries to prevent organ rejection in adult kidney and heart transplantation, including the US, where its was launched in April 2010 for adult kidney transplantation under the brand name Zortress. This medicine, which has the same active ingredient as Afinitor (everolimus), has been shown to have good immunosuppressive efficacy and a manageable side-effect profile.

        Ilaris ($26 million) is a fully human monoclonal antibody that selectively binds and neutralizes interleukin-1ß (IL-1ß), a pro-inflammatory cytokine. Since 2009, Ilaris has been approved in over 40 countries for the treatment of children aged four years and older and adults suffering from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders that affect approximately one out of one million people. Novartis has filed for European regulatory approval of Ilaris for the treatment of gouty arthritis attacks based on data from two Phase III registration studies that met their primary endpoints. US submission is on track for the first quarter of 2011. Novartis is also pursuing other diseases in which IL-1ß is believed to play an important role, such as systemic juvenile idiopathic arthritis (SJIA) and cardiovascular indications. Select subsets of patients with these diseases would be eligible for treatment with Ilaris, if approved.

        Neoral/Sandimmun ($871 million, -7% cc), for organ transplantation, has experienced modestly declining sales despite ongoing generic competition in recent years based on its pharmacokinetic profile, reliability and use in treating a life-threatening condition.

        Myfortic ($444 million, +23% cc), a transplantation medicine, is approved in more than 90 countries for the prevention of acute rejection of kidney allografts and is indicated in combination with cyclosporine and corticosteroids. Myfortic was first approved in the US in 2004 and in the EU in 2003.

Other

        Voltaren ($791 million, -1% cc, excluding OTC sales), a treatment for various inflammation and pain conditions, no longer has patent protection in key markets around the world, but has continued to generate growth in regions such as Latin America, the Middle East, Africa and Asia based on long-term trust in the brand.

        Lescol ($436 million, -24% cc), a statin drug used to reduce cholesterol, has experienced declining sales in the US following the 2007 launch of a generic version of simvastatin, another medicine in this class. Europe and other regions also have been hurt by the entry of generic versions of rival drugs in this class. Loss of exclusivity and launch of generics in Europe and Japan have negatively impacted performance. Key emerging markets, including China are showing growth.

        Ritalin/Focalin ($464 million, +3% cc), for treatment of Attention Deficit/Hyperactivity Disorder (ADHD), has benefited from use of the long-acting Ritalin LA and Focalin XR patent-protected formulations that involve methylphenidate, the active ingredient in Ritalin that has faced generic competition for some time in many countries.

Vaccines and Diagnostics Division

        Net sales were $2.9 billion for 2010 (+25% cc) compared to $2.4 billion in 2009. Deliveries for supply contracts with governments around the world for A (H1N1) pandemic flu vaccines and adjuvants generated net sales of $1.3 billion, significantly driving the sales increase compared to 2009. Excluding the A (H1N1) pandemic flu, the business experienced strong growth (+16% cc) driven by the strong seasonal flu season, expansion of the vaccines business in emerging markets and launch of Menveo.

Sandoz Division

        Sandoz achieved double-digit sales growth in 2010 ($8.5 billion, +14%, +15% cc) versus 2009 driven by strong growth in US retail generics and biosimilars (+46% cc) and emerging markets. Volume expanded 22 percentage points due to new product launches, the inclusion of EBEWE Pharma's specialty generics business (contributing 4 percentage points) and continued strong results from biosimilars which together more than compensated for price erosion of 7 percentage points. German retail generics and biosimilars declined by $100 million (-6% cc), as the market was impacted by numerous healthcare reforms.

        US sales growth in 2010 was driven by successful execution of new product launches including enoxaparin ($462 million), tacrolimus ($184 million), losartan ($145 million), lansoprazole ($123 million) and gemcitabine ($58 million). Sandoz's enoxaparin exclusivity in the US could change at any time, whereas lansoprazole ODT and gemcitabine will face increased competition in the US in April and May 2011, respectively.

        Biosimilar sales expanded rapidly (+63% cc) to $185 million.

Consumer Health Division

        Sales grew 7% (+6% cc) to $6.2 billion and all Consumer Health businesses delivered growth ahead of their respective markets for 2010.

        All regions contributed to sales growth in OTC (+5% cc), supported by double-digit growth of the key brands Voltaren, Nicotinell and Excedrin. Pantoloc Control was successfully launched in 14 European markets in 2010 and will continue to support growth in the gastrointestinal franchise. Retail sales of Prevacid24HR have driven the Novartis OTC business in the US to be the fastest growing in its peer group, while Excedrin established itself as a top four brand in its category and as the second fastest growing brand among its competitors.

        CIBA Vision (+6% cc) continues to show robust growth in the growing contact lens and lens care markets on the strength of Air Optix across all regions. Air Optix Aqua Multifocal lens continues to grow after becoming the number one lens for presbyopic users in April 2010, less than 12 months after its launch. Launches of FreshLook Illuminate in Asia and Japan contributed to 2010 growth, and ClearCare, CIBA Vision's leading peroxide-based lens disinfectant solution, experienced its third year of double-digit growth as users continue to migrate to its clinically proven one-bottle regimen.

        Animal Health growth (+7% cc) was led mainly by the strong performance of Interceptor and Sentinel in the US and Milbemax in Europe, as well as by the robust growth of cattle vaccines in the US livestock market. Overall, the cattle and sheep brands in key markets, including the US and Australia, and the companion animal parasiticides fueled the high-single-digit business growth in 2010.

        The US business grew 6%, supported by a double-digit growth rate in CIBA Vision and a high-single digit growth rate in Animal Health. Net sales in the top six emerging markets experienced solid growth ($0.5 billion, +10% cc), with Russia, Turkey, India and South Korea standing out with double-digit growth rates.

Alcon, Inc.

        Alcon's sales consolidated into Novartis Group results since August 25, 2010 totaled $2.4 billion. US sales of $1.0 billion accounted for 42% of total net sales, while non-US sales of $1.4 billion were 58% of total net sales. Sales in emerging markets continued to be strong, as they contributed $0.5 billion or 20% of total net sales. Pharmaceutical sales were $1.0 billion, Surgical sales were $1.1 billion and Consumer sales were $0.3 billion. Key product contributors to sales were the TRAVATAN® and Azopt® families of glaucoma products, Vigamox® for eye infections, Patanol® for eye allergies, AcrySof® intraocular lenses for cataract patients and OPTI-FREE®, EXPRESS®, and Replenish® contact lens disinfecting solutions.

Operating Income by Segments

	Year ended December 31, 2010	% of net sales	Year ended December 31, 2009	% of net sales	Change in $
	$ millions	%	$ millions	%	%
Pharmaceuticals	8,798	28.8	8,392	29.4	5
Vaccines and Diagnostics	612	21.0	372	15.3	65
Sandoz	1,272	14.9	1,071	14.3	19
Consumer Health	1,153	18.6	1,016	17.5	13
Alcon, Inc.	323	13.3
Corporate income & expenses, net	(632)		(869)

Operating income	11,526	22.8	9,982	22.5	15

 Core Operating Income by Segments

	Year ended December 31, 2010	% of net sales	Year ended December 31, 2009	% of net sales	Change in $
	$ millions	%	$ millions	%	%
Pharmaceuticals	9,909	32.4	9,068	31.8	9
Vaccines and Diagnostics	1,066	36.5	719	29.7	48
Sandoz	1,685	19.8	1,395	18.6	21
Consumer Health	1,253	20.2	1,118	19.2	12
Alcon, Inc.	852	35.1
Corporate income & expenses, net	(759)		(863)		(12)

Core operating income	14,006	27.7	11,437	25.8	22.0

Pharmaceuticals Division

        Operating income grew 5% (+6% cc) to $8.8 billion. The operating income margin of 28.8% of net sales was mainly impacted by R&D impairments of $896 million, litigation charges of $181 million and restructuring expenses of $111 million, partly offset by divestment income of $425 million and the Famvir settlement with Teva.

        Core operating income grew 9% (+10% cc) ahead of sales to $9.9 billion. The core operating income margin of 32.4% of net sales improved 0.6 percentage points. Cost of Goods Sold remained broadly stable, while total functional costs improved as a percentage of net sales due to continuing productivity initiatives. Other Income and Expense increased as a percentage of sales mainly due to higher pre-launch inventory provisions.

Vaccines and Diagnostics Division

        Operating income in the period was $612 million compared to $372 million in the year-ago period, driven substantially by increased contributions from A (H1N1) pandemic flu vaccines.

        We continued to invest heavily in development of our late stage pipeline and increased marketing resources to successfully launch Menveo globally. 2010 operating income was additionally impacted by a $98 million impairment charge related to a financial asset, $52 million in restructuring charges related to consolidation of our manufacturing facilities and a $45 million legal settlement expense.

        Despite heavy investment in R&D and marketing and sales, core operating income increased by 48% (+58% cc) to $1.1 billion, after adjusting for the impairment and restructuring charges and legal settlement above as well as the amortization of intangible assets.

Sandoz Division

        Operating income grew 19% (+18% cc) versus 2009 to $1.3 billion. The operating income margin increased 0.6 percentage points to 14.9% of net sales, an all-time high for Sandoz. The operating income margin was negatively impacted by acquisition-related charges for the integration of EBEWE Pharma, one-time charges for the termination of a co-development agreement, provisions for legal settlements and higher levels of restructuring charges than 2009, totaling 0.6 percentage points of net sales.

        Core operating income rose 21% (+21% cc) to $1.7 billion, as the core operating income margin improved by 1.2 percentage points to 19.8% of net sales. There were lower sales to other divisions and other revenues and higher Cost of Goods Sold. These impacts were more than offset by a number of positive factors, including: Marketing & Sales costs, which were lower as a percentage of sales due to productivity improvements partly offset by investments in growth areas; R&D costs, which decreased as a percentage of sales as reduced investments in standard generics and productivity savings funded increasing investment in the development of differentiated generics; General & Administration costs, which decreased as a percentage of sales due to ongoing cost reduction measures; and Other Income and Expense, which were positive due to lower legal fees.

Consumer Health Division

        Operating income rose 13% (+17% cc) to $1.2 billion, with the operating income margin improving over 2009 by 1.1 percentage points, to 18.6% of net sales for 2010.

        Excluding the impact of currency movements, the division showed strong operating leverage by growing operating income 17% in constant currencies, at nearly three times the rate of sales growth.

        Core operating income rose 12% (+15% cc) to $1.3 billion, with strong operating leverage, driving the core operating income margin up 1.0 percentage points to 20.2% of net sales versus 2009. Gross margin improvements, productivity gains, and income from an OTC US non-core brand divestment have been the key growth drivers, partially offset by higher investments in Marketing & Sales to support new product launches and geographic expansion.

Alcon, Inc.

        Alcon has contributed $323 million to Novartis operating income since its consolidation from August 25, 2010.

        This amount includes an additional charge of $467 million relating to the estimated fair value revaluation of inventory as of the change in majority ownership date; $32 million for amortization of intangible assets; and $30 million of costs resulting from the change in majority ownership.

        Excluding these items, core operating income totaled $852 million.

Corporate Income & Expense, Net

        Corporate income & expense includes the costs of Group headquarters and costs for corporate research. These net expenses of $632 million are 27% less than the prior year primarily due to the impact of an exceptional pension curtailment gain of $265 million arising from changing the conditions of the Swiss pension plan offset by $99 million of stamp duty and transaction expenses related to the acquisition of the additional 52% interest in Alcon.

        Excluding these, corporate income & expense fell 8% compared to the prior year. From January 1, 2011, corporate research will be reported under the Pharmaceuticals Division. These research costs totaled $195 million in 2010.

 Other Revenues and Operating Expenses

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $
	$ millions	$ millions	%
Net sales	50,624	44,267	14
Other revenues	937	836	12
Cost of Goods Sold	(14,488)	(12,179)	19
Marketing & Sales	(13,316)	(12,050)	11
Research & Development	(9,070)	(7,469)	21
General & Administration	(2,481)	(2,281)	9
Other income	1,234	782	58
Other expense	(1,914)	(1,924)	(1)

Operating income	11,526	9,982	15

Core Other Revenues and Operating Expenses

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $
	$ millions	$ millions	%
Net sales	50,624	44,267	14
Other revenues	937	808	16
Cost of Goods Sold	(13,044)	(11,292)	16
Marketing & Sales	(13,315)	(12,050)	10
Research & Development	(8,080)	(7,287)	11
General & Administration	(2,477)	(2,281)	9
Other income	485	717	(32)
Other expense	(1,124)	(1,445)	(22)

Core operating income	14,006	11,437	22

Other Revenues

        Other revenues rose 12% to $0.9 billion mainly due to increased royalty income in Pharmaceuticals. Other revenues also included profit contributions from sales of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in collaboration with Roche-Genentech.

Cost of Goods Sold

        Cost of Goods Sold rose 19% to $14.5 billion in 2010, increasing by 1.1 percentage points to 28.6% of net sales mainly as a result of changes to the Group's portfolio mix (consolidation of Alcon) and price reductions, partially offset by productivity savings and lower sourcing costs. Excluding Alcon, COGS increases by 10% or 0.3 percentage points to 27.8% of sales.

        Cost of Goods Sold in core results, which excludes $1.0 billion of amortization and impairment of intangible assets and $0.5 billion of inventory step-up to estimated fair value in Alcon, increased broadly in line with sales, by 16% to $13.0 billion.

Marketing & Sales

        Marketing & Sales rose 11% to $13.3 billion, improving 0.9 percentage points to 26.3% of net sales, as productivity improvements across the Group and changes in the portfolio mix (consolidation of Alcon) were offset slightly by investments in new launch products. Excluding Alcon, Marketing and Sales rose 6% to $12.7 billion. For core results, Marketing & Sales rose 10% to $13.3 billion.

Research & Development

        Research & Development expenses increased significantly, by 21% in 2010, to $9.1 billion. This included $0.9 billion in impairments of intangible assets related to acquired in-process R&D mainly due to the discontinuation of Mycograb, albinterferon alfa-2b, PTZ601 and ASA404. Excluding these and certain other costs, core R&D investment increased 11% to $8.1 billion and represented 16.0% of net sales in 2010 compared to 16.5% in 2009.

General & Administration

        General & Administration expenses increased at a slower pace than sales, up 9% to $2.5 billion in 2010 from the benefits of productivity gains and good cost management across all divisions, with core results showing the same trends.

Other Income and other Expense

        Other income, which largely consists of gains from the disposal of intangible assets and property, plant & equipment, rose by $452 million to $1.2 billion in 2010. For core results, other income excludes $739 million in exceptional gains (e.g. $392 million for the divestment of Enablex and a Swiss pension fund curtailment gain of $265 million) and fell by 32% compared to 2009 to $485 million, since the prior year only excluded $65 million of divestment gains. Other expense, which largely consists of litigation settlement costs, impairment of financial assets and pension expenses, were flat at $1.9 billion in 2010. For core results, which eliminate exceptional charges exceeding a $25 million threshold, other expense was down 22% on a comparable basis to $1.1 billion in 2010.

 Non-Divisional Income & Expense

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $
	$ millions	$ millions	%
Operating income	11,526	9,982	15
Income from associated companies	804	293	174
Financial income	64	198	(68)
Interest expense	(692)	(551)	26

Income before taxes	11,702	9,922	18
Taxes	(1,733)	(1,468)	18

Group net income	9,969	8,454	18

Attributable to:
Shareholders of Novartis AG	9,794	8,400	17
Non-controlling interests	175	54	224
Basic EPS ($)	4.28	3.70	16

Core Non-Divisional Income & Expense

	Year ended December 31, 2010	Year ended December 31, 2009	Change in $
	$ millions	$ millions	%
Core operating income	14,006	11,437	22
Income from associated companies	1,041	1,051	(1)
Financial income	64	198	(68)
Interest expense	(692)	(551)	26

Core income before taxes	14,419	12,135	19
Taxes	(2,390)	(1,868)	28

Core net income	12,029	10,267	17

Attributable to:
Shareholders of Novartis AG	11,767	10,213	15
Non-controlling interests	262	54	385
Core basic EPS ($)	5.15	4.50	14

Income from Associated Companies

        Associated companies are accounted for using the equity method when Novartis holds between 20% and 50% of the voting shares of these companies, or where Novartis has otherwise significant influence over them. Income from associated companies is mainly derived from the Group's investments in Roche Holding AG and, prior to August 25, 2010, Alcon, Inc. (Alcon).

        The income from associated companies for 2010 increased from $293 million to $804 million. The increase is attributable to higher contributions from the Alcon and Roche investments due to exceptional charges incurred in the prior year period as well as the net revaluation gain of $335 million on the initial 25% Alcon interest acquired on July 7, 2008.

        The following is a summary of the individual components included in the income from associated companies:

	2010	2009
	$ millions	$ millions
Share of estimated Roche reported net income	648	593
Catch-up for actual Roche previous year net income		(40)
Restructuring impact (2010 includes $43 million from 2009)	(132)	(97)
Amortization of intangible assets	(136)	(135)

Net income effect from Roche	380	321

Share of Alcon net income	385	493
Catch-up for actual Alcon previous year net income	2	5
Revaluation of initial 25% interest to deemed fair value	378
Recycling of losses accumulated in comprehensive income from July 7, 2008 to August 25, 2010	(43)
Intangible asset impairment charge		(92)
Amortization of intangible assets	(289)	(434)

Net income effect from Alcon (in 2010 up to August 25, 2010)	433	(28)

Net income from other associated companies	(9)

Income from associated companies	804	293

        The Group's 33.3% interest in Roche's voting shares, which represents a 6.3% interest in Roche's total equity, generated income of $380 million in 2010, up from $321 million in 2009. The 2010 contribution reflects an estimated $648 million share of Roche's net income in 2010. This contribution, however, was reduced by $136 million for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche's intangible assets and an exceptional charge of $132 million taken in 2010 as part of Roche's restructuring charges.

        Alcon accounted for as an associated company until August 25, 2010 and thereafter fully consolidated, contributed $433 million compared to a loss of $28 million in the prior year period. Included in this total is a net revaluation gain of $335 million to the fair value of the initial 25% Alcon, Inc interest acquired on July 7, 2008, required as a result of acquiring majority control on August 25, 2010. The 2010 result includes the actual net income up to August 25, 2010 of $385 million from Alcon and a positive prior-year adjustment of $2 million which were reduced by $289 million for the amortization of intangible assets and other charges.

        Adjusting for the exceptional items in both years, core income from associated companies decreased 1% to $1.0 billion.

        A survey of analyst estimates is used to estimate the Group's share of net income in Roche. Any differences between these estimates and actual results will be adjusted in the 2011 financial statements.

Financial Income and Interest Expense

        Financial income decreased by 68% to $64 million in 2010. In order to accommodate the payment for the Alcon acquisition financial investments were kept short-term which resulted in lower yields. Interest expense increased by 26% to $692 million in 2010 as a result of the issuance of US dollar bonds in February 2009 and March 2010, a euro bond in June 2009 and the increase of short-term debts through the commercial paper program.

Taxes

        Tax expenses in 2010 were $1.7 billion, a 18% increase from 2009. The tax rate (taxes as a percentage of pre-tax income) remained at the 2009 rate of 14.8%. The effective tax rate is different than the expected tax rate due to various adjustments made to the IFRS results to arrive at taxable income. For further information on the main elements contributing to the difference, see note 6 to the Group's consolidated financial statements.

        Excluding the impact of consolidating Alcon, the Group's full year tax rate would have been 16.3%, which is higher than 2009 as it reflects the impact of sales from A (H1N1) pandemic flu vaccines and other sales being recorded in higher tax jurisdictions.

        Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that is applicable to the item in the jurisdiction where the adjustment arises. Generally this results in amortization of intangible assets and acquisition-related restructuring and integration items having a full tax impact. Tax impacts on impairment charges can only be taken into account if the changes in value in the underlying asset are tax deductible in the respective jurisdiction where the asset is recorded. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $2.7 billion to arrive at the core results before tax, amounts to $657 million. This results in the average tax rate on the adjustments being 24.2%.

Net Income

        Net income rose 18% to $10.0 billion in 2010. Core net income was up 17% to $12.0 billion.

Basic Earnings per Share

        Basic earnings per share were $4.28, up 16% from $3.70 in 2009, but less than the net income increase due to higher income attributable to non-controlling interests. Core earnings per share grew 14% to $5.15 in 2010 from $4.50 in 2009.

 2009 Compared to 2008

Key Figures

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Net sales	44,267	41,459	7
Other revenues	836	1,125	(26)
Cost of goods sold	(12,179)	(11,439)	6
Marketing & sales	(12,050)	(11,852)	2
Research & development	(7,469)	(7,217)	3
General & administration	(2,281)	(2,245)	2
Other income	782	826	(5)
Other expense	(1,924)	(1,693)	14

Operating income	9,982	8,964	11
Income from associated companies	293	441	(34)
Financial income	198	384	(48)
Interest expense	(551)	(290)	90

Income before taxes	9,922	9,499	4
Taxes	(1,468)	(1,336)	10

Net income from continuing operations	8,454	8,163	4
Net income from discontinued operations		70

Group net income	8,454	8,233	3

Attributable to:
Shareholders of Novartis AG	8,400	8,195	3
Non-controlling interests	54	38	42
Basic earnings per share from continuing operations ($)	3.70	3.59	3

Core Key Figures

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Core net sales	44,267	41,305	7
Core operating income	11,437	10,319	11
Core net income	10,267	9,501	8
Core basic earnings per share ($)	4.50	4.18	8

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

        Net sales rose 7% (+11% in constant currencies, cc) to $44.3 billion on the underlying expansion in all divisions: Pharmaceuticals (+12% cc), Vaccines and Diagnostics (+39% cc), Sandoz (+5% cc) and Consumer Health (+5% cc). Top-performing regions included Europe ($18.4 billion, +10% cc) and the United States ($14.3 billion, +11% cc) as well as the top six emerging markets ($4.0 billion, +17% cc) of Brazil, China, India, Russia, South Korea and Turkey. Higher volumes contributed 10 percentage points of growth, while acquisitions and price changes together added one percentage point of sales growth. The stronger US dollar compared to 2008 reduced full-year growth by four percentage points.

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

Net Sales

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $	Change in constant currencies
	$ millions	$ millions	%	%
Pharmaceuticals	28,538	26,331	8	12
Vaccines and Diagnostics	2,424	1,759	38	39
Sandoz	7,493	7,557	(1)	5
Consumer Health	5,812	5,812		5

Net sales	44,267	41,459	7	11

Pharmaceuticals Division

        All geographic regions and therapeutic areas contributed to the double-digit expansion in constant currencies, driven by recently launched products ($4.7 billion, +81% cc) that increased their share of net sales to 16% in 2009 from 10% in 2008. This group of rapidly growing products—including Lucentis, Exforge, Exjade, Exelon Patch, Reclast/Aclasta, Tekturna/Rasilez, Afinitor and Ilaris—provided eight percentage points of the division's 12% cc net sales growth in 2009.

        Oncology ($9.0 billion, +14% cc) remained the largest franchise and ranks No. 2 in the global oncology segment, led by sustained growth of Gleevec/Glivec ($3.9 billion, +12% cc) and three additional products—Zometa, Femara and Sandostatin—that each achieved more than $1 billion of sales. Exforge and Tekturna/Rasilez (high blood pressure) and Galvus (type 2 diabetes) drove expansion of Cardiovascular and Metabolism ($8.8 billion, +9% cc), complementing Diovan ($6.0 billion, +6% cc) as Novartis expanded its position as the global leader in hypertension. Lucentis ($1.2 billion, +47% cc) and Exelon ($954 million, +22% cc) fueled growth in Neuroscience and Ophthalmics ($4.9 billion, +12% cc).

        All regions benefited from the product portfolio transformation, particularly Europe ($10.5 billion, +12% cc) as the largest region and generating more than 20% of sales from recently launched products. Also delivering top performances were Latin America and Canada ($2.5 billion, +13% cc), while the US ($9.5 billion, +11% cc) and Japan ($3.1 billion, +9% cc) both showed renewed growth. All six top emerging markets ($2.6 billion, +19% cc)—Brazil, China, India, Russia, South Korea and Turkey—advanced at robust double-digit rates.

Top Twenty Pharmaceuticals Division Product Net Sales—2009

Brands	Therapeutic area	United States	Change in constant currencies	Rest of world	Change in constant currencies	Total	Change in $	Change in constant currencies
		$ millions	%	$ millions	%	$ millions	%	%
Diovan/Co-Diovan	Hypertension	2,492	4	3,521	7	6,013	5	6
Gleevec/Glivec	Chronic myeloid leukemia	1,088	21	2,856	9	3,944	7	12
Zometa	Cancer complications	718	8	751	9	1,469	6	9
Femara	Breast cancer	572	18	694	14	1,266	12	16
Lucentis	Age-related macular degeneration			1,232	47	1,232	39	47
Sandostatin (group)	Acromegaly	458	6	697	8	1,155	3	7
Exelon (group)	Alzheimer's disease	362	30	592	18	954	17	22
Neoral/Sandimmun	Transplantation	90	(8)	829		919	(4)	(1)
Voltaren (group)	Inflammation/pain	5		792	1	797	(2)	1
Exforge (group)	Hypertension	229	53	442	83	671	65	72

Top ten products total		6,014	11	12,406	13	18,420	9	12
Exjade (group)	Iron chelator	247	16	405	34	652	23	27
Lescol	Cholesterol reduction	121	(21)	442	(8)	563	(13)	(11)
Comtan/Stalevo (group)	Parkinson's disease	217	9	337	17	554	10	14
Aclasta	Osteoporosis	328	84	144	97	472	86	88
Ritalin (group)	Attention Deficit/ Hyperactive Disorder	343	(1)	106	21	449	2	4
Tegretol (incl. CR/XR)	Epilepsy	91	(38)	284	(1)	375	(17)	(13)
Foradil	Asthma	14		343	3	357	(8)	3
Myfortic	Transplantation	135	42	218	22	353	22	28
Xolair	Asthma	90	181	248	45	338	60	65
Lotrel	Hypertension	322	(17)			322	(17)	(17)

Top 20 products total		7,922	10	14,933	13	22,855	9	12
Rest of portfolio		1,620	13	4,063	10	5,683	7	11

Total Division net sales		9,542	11	18,996	12	28,538	8	12

Pharmaceuticals Division product highlights—Selected leading products

        Notes: Net sales growth data refer to 2009 worldwide performance in constant currencies. Growth rates are not provided for some recently launched products since they are not meaningful.

Cardiovascular and Metabolism

        Diovan ($6.0 billion, +6% cc) achieved solid worldwide growth based on its status as the only medicine in the angiotensin receptor blocker (ARB) class approved to treat high blood pressure, high-risk heart attack survivors and heart failure. Japan now accounts for 20% of annual sales, while growth was seen in Europe, where the expected entry of generic versions of losartan, another medicine in the ARB segment, was delayed until the first half of 2010. In the US (+4%), Diovan increased its leadership of the ARB segment despite the overall shrinking of the branded anti-hypertension market due to increasing use of generic medicines in other anti-hypertensive classes.

        Exforge ($671 million, +72% cc), a single-pill combination of the angiotensin receptor blocker Diovan (valsartan) and the calcium channel blocker amlodipine, has delivered above-market growth and set new standards for high blood pressure combination therapies since its launch in 2007. Exforge HCT, which adds a diuretic, was launched in the US in April 2009 as a single-pill therapy with three medicines.

        Tekturna/Rasilez ($290 million, +104% cc), the first in a new class of medicines known as direct renin inhibitors to treat high blood pressure, has been growing consistently since its launch in 2007 based on positive clinical data demonstrating its prolonged efficacy in lowering blood pressure for more than 24 hours and superiority in clinical trials over ramipril, a leading ACE inhibitor. Valturna—a single-pill combination with Diovan (valsartan)—was launched in the US in late 2009, joining the group of single-pill combinations that involve aliskiren, the active ingredient in Tekturna/Rasilez. A single-pill combination of aliskiren and amlodipine was submitted for US and European approvals in 2009, and a triple-combination with amlodipine and a diuretic is expected to be submitted in 2010.

        Lotrel ($322 million, -17% cc, only in the US), a single-pill combination therapy for high blood pressure, still has market exclusivity for higher-dose formulations, but sales contributions have fallen sharply after an "at risk" launch in mid-2007 by a generic competitor despite a US patent valid until 2017.

        Galvus/Eucreas ($181 million, +327% cc), oral treatments for type 2 diabetes, have achieved rapid success in many European, Latin American and Asia-Pacific markets since first launched in 2007. Galvus and Eucreas, a single-pill combination of Galvus with metformin that accounts for the majority of sales, have outperformed a competitor medicine in the DPP-4 segment in some countries. Galvus was approved in Japan in January 2010 with the brand name Equa.

Oncology

        Gleevec/Glivec ($3.9 billion, +12% cc), a targeted therapy for some forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), achieved sustained double-digit growth based on its leadership position in treating these cancers backed by new clinical data and regulatory approvals. The latest approval in 2009 was for use in adjuvant (post-surgery) GIST patients, which is now approved in more than 55 countries in North America, Europe and Asia-Pacific.

        Tasigna ($212 million, +145% cc), a second-line therapy for patients with a form of chronic myeloid leukemia (CML) resistant or intolerant to prior therapy, including Gleevec/Glivec, has gained rapid acceptance following its approval in more than 80 countries. In December 2009, Tasigna was submitted for US and European regulatory approvals for first-line use in CML after new data from the global ENESTnd trial, the largest head-to-head comparison of a targeted therapy against Glivec ever conducted, showed Tasigna produced faster and deeper responses than Glivec in newly diagnosed CML patients. Trials are underway examining the use of Tasigna in CML with suboptimal response to Glivec, as well as a Phase III trial in patients with GIST.

        Zometa ($1.5 billion, +9% cc), an intravenous bisphosphonate therapy for patients with certain types of cancer that has spread to bones, is growing due to improved compliance and use in existing indications. US and European regulatory submissions were completed in late 2009 for the use of Zometa in adjuvant breast cancer in premenopausal women based on published anticancer data for this indication. Studies are underway to review potential benefits in other tumor types.

        Femara ($1.3 billion, +16% cc), an oral therapy for postmenopausal women with hormone-sensitive breast cancer, saw strong sales growth in 2009 due to growth in the initial adjuvant (post-surgery) setting. In August 2009, "The New England Journal of Medicine" published results from the landmark BIG 1-98 study affirming that the five-year upfront use of Femara after surgery was an optimal treatment approach for postmenopausal women with early-stage, hormone-receptor positive breast cancer. These data were submitted in the US and Europe for inclusion in product information.

        Sandostatin ($1.2 billion, +7% cc), for patients with acromegaly and symptoms associated with neuroendocrine tumors of the gastrointestinal tract and pancreas, has grown from increasing use of Sandostatin LAR, the once-monthly version that accounts for nearly 90% of net sales. Recent clinical trial data demonstrated a significant delay in tumor progression in patients with metastatic neuroendocrine tumors of the midgut treated with Sandostatin LAR. These data formed the basis of a recent US National Comprehensive Cancer Network (NCCN) update on treatment guidelines for neuroendocrine tumors.

        Exjade ($652 million, +27% cc), currently approved in more than 90 countries as the only once-daily oral therapy for transfusional iron overload, received regulatory approvals in 2009 in the US, Europe, Switzerland and other countries to extend the dose range to 40 mg/kg. This new dosing range provides a new option to patients who require dose intensification due to high iron burdens. Novartis submitted new safety information to health authorities worldwide in mid-2009. The new labeling was approved in Europe in November, providing new guidance on the selection of appropriate myelodysplastic syndrome (MDS) and malignant disease patients for Exjade therapy. US and Japanese regulatory authorities are also reviewing this data.

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

Other Pharmaceuticals products

        Lucentis ($1.2 billion, +47% cc), a biotechnology eye therapy now approved in more than 80 countries, delivered sustained growth on top performances in France, the United Kingdom, Australia and Japan. Lucentis is the only treatment proven to maintain and improve vision in patients with "wet" age-related macular degeneration, a leading cause of blindness in people over age 50. Lucentis was submitted in December 2009 for European regulatory approval for treatment of visual impairment due to diabetic macular edema (DME), an eye condition related to longstanding diabetes that may lead to blindness. Late-stage clinical trials are underway in other eye conditions. Genentech holds the US rights to this medicine.

        Exelon/Exelon Patch ($954 million, +22% cc), a therapy for mild to moderate forms of Alzheimer's disease dementia as well as dementia linked with Parkinson's disease, achieved more than half of its sales from Exelon Patch, the novel skin patch launched in late 2007 that is now available in more than 60 countries worldwide.

        Neoral/Sandimmun ($919 million, -1% cc), for organ transplantation, has experienced modestly declining sales despite ongoing generic competition in recent years based on its pharmacokinetic profile, reliability and use in treating a life-threatening condition.

        Voltaren ($797 million, +1% cc, excluding OTC sales), a treatment for various inflammation and pain conditions, no longer has patent protection in key markets around the world, but has continued to generate growth in regions such as Latin America, the Middle East, Africa and Asia based on long-term trust in the brand.

        Lescol ($563 million, -11% cc), a statin drug used to reduce cholesterol, has experienced declining sales in the US following the 2007 launch of a generic version of simvastatin, another medicine in this class. Europe and other regions also have been hurt by the entry of generic versions of rival drugs in this class.

        Comtan/Stalevo ($554 million, +14% cc), a treatment for Parkinson's disease, has grown mainly due to growing prescriber familiarity and continued geographical expansion of Stalevo, an enhanced levodopa therapy.

        Reclast/Aclasta ($472 million, +88% cc), a once-yearly infusion therapy for osteoporosis, continues to expand on increasing patient access to infusion centers and a broad range of use in patients with various types of this debilitating bone disease. Approvals have been received for up to six indications, including the treatment of osteoporosis in men and postmenopausal women.

        Ritalin/Focalin ($449 million, +4% cc), for treatment of Attention Deficit/Hyperactivity Disorder (ADHD), has benefited from use of the long-acting Ritalin LA and Focalin XR patent-protected versions that involve methylphenidate, the active ingredient in Ritalin that has faced generic competition for some time in many countries.

        Xolair ($338 million, +65% cc, Novartis sales), a biotechnology drug for moderate to severe persistent allergic asthma in the US and severe persistent allergic asthma in Europe, maintained solid growth due to its global presence and approvals in more than 80 countries, including Japan since early 2009. In August 2009, Xolair received European regulatory approval to treat children age six and older. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income. In 2009, Genentech's US sales were $571 million.

        Certican ($118 million, +31% cc), a transplantation medicine, generated solid growth based on its availability in more than 70 countries. In the US, the FDA issued a Complete Response letter in December 2009 for this medicine (under brand name Zortress), for prevention of organ rejection in adult kidney transplant patients. The FDA discussions focus on product labeling and a Risk Evaluation Mitigation Strategy (REMS) as well as a safety update, but no request for more clinical studies. This medicine, which has the same active ingredient as Afinitor (everolimus), has been shown to have good immunosuppressive efficacy and a manageable side-effect profile.

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

Sandoz Division

        Consistent growth in 2009 at a stronger pace than in 2008 reflected the impact of new product launches, a sharper commercial focus in both mature and emerging markets, and the US returning to growth. To the benefit of customers, a price decline of seven percentage points from price erosion was more than offset by volume growth of 11 percentage points from new product launches. Retail generics and biosimilars in Germany (+4% cc) reached a leading 29% share from new product launches and volume growth in a challenging market. A total of 25 new product launches, eight more than in 2008, underpinned US retail generics and biosimilars (+5% cc). Asia-Pacific (+17% cc) and Russia (+19% cc) were also among top performers. The EBEWE acquisition in September provided a strong platform for growth in injectable oncology medicines.

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

Operating Income by Segments

	Year ended December 31, 2009	% of net sales	Year ended December 31, 2008	% of net sales	Change in $
	$ millions	%	$ millions	%	%
Pharmaceuticals	8,392	29.4	7,579	28.8	11
Vaccines and Diagnostics	372	15.3	78	4.4	377
Sandoz	1,071	14.3	1,084	14.3	(1)
Consumer Health	1,016	17.5	1,048	18.0	(3)
Corporate income & expense, net	(869)		(825)

Operating income	9,982	22.5	8,964	21.6	11

 Core Operating Income by Segments

	Year ended December 31, 2009	% of net sales	Year ended December 31, 2008	% of net sales	Change in $
	$ millions	%	$ millions	%	%
Pharmaceuticals	9,068	31.8	8,249	31.5	10
Vaccines and Diagnostics	719	29.7	309	18.1	133
Sandoz	1,395	18.6	1,421	18.8	(2)
Consumer Health	1,118	19.2	1,125	19.4	(1)
Corporate income & expense, net	(863)		(785)		10

Core operating income	11,437	25.8	10,319	25.0	11

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

Consumer Health Division

        Operating income fell 3% to $1.0 billion, which included an adverse currency impact of 10 percentage points, and the operating income margin in 2009 fell 0.5 percentage points to 17.5% of net sales. Core operating income benefited from the strong underlying business expansion and productivity gains. However, it declined 1% to $1.1 billion due to the adverse currency impact and major investments to launch the OTC product Prevacid 24HR in the US, which resulted in the core operating income margin declining slightly to 19.2% of net sales in 2009 from 19.4% in 2008.

Corporate Income & Expense, Net

        Corporate income and expense net, as well as related core measures increased mainly due to higher pension expenses.

Other Revenues and Operating Expenses

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Net sales	44,267	41,459	7
Other revenues	836	1,125	(26)
Cost of goods sold	(12,179)	(11,439)	6
Marketing & sales	(12,050)	(11,852)	2
Research & development	(7,469)	(7,217)	3
General & administration	(2,281)	(2,245)	2
Other income	782	826	(5)
Other expense	(1,924)	(1,693)	14

Operating income	9,982	8,964	11

 Core Revenues and Operating Expenses

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Net sales	44,267	41,305	7
Other revenues	808	1,076	(25)
Cost of Goods Sold	(11,292)	(10,441)	8
Marketing & Sales	(12,050)	(11,852)	2
Research & Development	(7,287)	(6,776)	8
General & Administration	(2,281)	(2,245)	2
Other income	717	640	12
Other expense	(1,445)	(1,388)	4

Core operating income	11,437	10,319	11

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

Non-Divisional Income & Expense

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Operating income	9,982	8,964	11
Income from associated companies	293	441	(34)
Financial income	198	384	(48)
Interest expense	(551)	(290)	90

Income before taxes	9,922	9,499	4
Taxes	(1,468)	(1,336)	10

Net income from continuing operations	8,454	8,163	4
Net income from discontinued operations		70

Group net income	8,454	8,233	3

Attributable to:
Shareholders of Novartis AG	8,400	8,195	3
Non-controlling interests	54	38	42
Basic earnings per share ($)	3.70	3.59	3

 Core Non-Divisional Income & Expense

	Year ended December 31, 2009	Year ended December 31, 2008	Change in $
	$ millions	$ millions	%
Core operating income	11,437	10,319	11
Income from associated companies	1,051	839	25
Financial income	198	384	(48)
Interest expense	(551)	(290)	90

Core income before taxes	12,135	11,252	8
Taxes	(1,868)	(1,751)	7

Core net income	10,267	9,501	8

Attributable to:
Shareholders of Novartis AG	10,213	9,463	8
Non-controlling interests	54	38	42
Basic earnings per share ($)	4.50	4.18	8

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

        The following is a summary of the individual components included in the income from associated companies:

	2009	2008
	$ millions	$ millions
Share of estimated Roche reported net income	593	560
Catch-up for actual Roche previous year net income	(40)	11
Restructuring impact	(97)
Amortization of intangible assets	(135)	(132)

Net income effect from Roche	321	439

Share of Alcon net income	493	255
Catch-up for actual Alcon previous year net income	5
Intangible asset impairment charge	(92)
Amortization of intangible assets	(434)	(266)

Net income effect from Alcon	(28)	(11)

Net income from other associated companies		13

Income from associated companies	293	441

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

Taxes

        Tax expenses in 2009 were $1.5 billion, a 10% increase from 2008. The tax rate (taxes as a percentage of pre-tax income) rose to 14.8% in 2009 from an unusually low rate of 14.1% in 2008, due mainly to a change in profit mix within the Group's businesses. The effective tax rate is different than the expected tax rate due to various adjustments made to the IFRS results to arrive at taxable income. For further information on the main elements contributing to the difference, see "Item 18. Financial Statements—note 6". The core tax rate at 15.4% was slightly lower than the 2008 rate of 15.6%.

Net Income

        Net income rose 4% to $8.5 billion in 2009. Core net income was up 8% to $10.3 billion.

Basic Earnings per Share

        Basic earnings per share were $3.70, up 3% from $3.59 in 2008, but less than the net income increase due to higher income attributable to non-controlling interests. Core earnings per share grew 8% to $4.50 in 2009 from $4.18 in 2008.

5.B Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about the Group's cash flow and net debt/liquidity.

	Year ended December 31,
	2010	2009	2008
	$ millions	$ millions	$ millions
Cash flows from operating activities	14,067	12,191	9,769
Cash flows used in investing activities	(15,756)	(14,219)	(10,367)
Cash flows from/used in financing activities	4,116	2,809	(2,573)
Cash flows from discontinued operations			(105)
Currency translation effect on cash and cash equivalents	(2)	75	(46)

Net change in cash and cash equivalents	2,425	856	(3,322)
Change in marketable securities	(11,740)	10,476	(3,762)
Change in current and non-current financial debts	(8,999)	(6,624)	(1,570)

Change in net (debt)/liquidity	(18,314)	4,708	(8,654)
Net liquidity/(debt) at January 1	3,461	(1,247)	7,407

Net (debt)/liquidity at December 31	(14,853)	3,461	(1,247)

        The analysis of our cash flow is divided as follows:

  1.
  Cash Flows From Operating Activities

  2.
  Cash Flows Used in Investing Activities

  3.
  Cash Flows From/Used in Financing Activities

  4.
  Net Liquidity

  5.
  Free Cash Flow

1. Cash Flows From Operating Activities

        Cash flow from operating activities was $14.1 billion in 2010, a 15.4% increase from $12.2 billion in 2009. The additional cash flow of $1.9 billion generated by the strong business expansion and lower working capital requirements was partially offset by higher taxes and payments in connection with the resolution of certain legal matters

        In 2009, our primary source of liquidity was cash generated from our operations. The cash flow from operating activities rose 25% to $12.2 billion and reflected $1.3 billion lower working capital requirements compared to 2008.

        In 2008, cash flow from operating activities increased by 6% to $9.8 billion ($559 million), due to additional cash flow generated by the solid business expansion that was partially offset by higher tax and Forward restructuring payments.

2. Cash Flows Used in Investing Activities

        The net cash outflow used for investing activities in 2010 amounted to $15.8 billion, $1.5 billion above the prior-year amount. The cash used for acquisitions was $26.7 billion. This amount is comprised of $26.1 billion (net of $2.2 billion cash acquired) for the purchase of the additional 52% investment in Alcon and of $0.5 billion for the acquisition of Corthera and Oriel as well as for deferred payments related to the EBEWE acquisition. The net cash used for investments in property, plant & equipment, intangible and other assets amounted to $1.7 billion. These outflows were partially offset by the net proceeds of marketable securities of $12.6 billon.

        In 2009, cash outflows from investing activities rose 37% to $14.2 billion and included $10.5 billion in marketable securities investments net financed with proceeds from bond offerings as well as $0.9 billion for the acquisition of the EBEWE Pharma generics business in Sandoz and $1.9 billion for capital expenditures.

        In 2008, cash outflow due to investing activities was $10.4 billion, Acquisitions involving Alcon, Speedel, Protez and the Nektar pulmonary business amounted to $11.5 billion and investments in property, plant & equipment to $2.1 billion, while net proceeds from the sale of marketable securities amounted to $3.3 billion.

3. Cash Flows From/Used in Financing Activities

        Net cash provided by financing activities increased by $1.3 billion to $4.1 billion in 2010 compared to $2.8 billion in 2009. The $8.3 billion proceeds from the bonds and commercial paper programs as well as other net inflows totaling $0.3 billion were partially offset by the payment of the 2009 dividend of $4.5 billion in 2010.

        In 2009, cash inflows from financing activities were a net $2.8 billion, as proceeds from bond issues totaling $7.1 billion were partially reduced by the dividend payment for 2008 of $3.9 billion and other items totaling $0.4 billion.

        In 2008, cash outflow used for financing activities was $2.6 billion, as the dividend payment made in 2008 of $3.3 billion and $0.5 billion related to treasury share transactions were partially offset by cash inflows of $1.3 billion related to net additions to financial debt.

4. Net Liquidity

        Overall liquidity at the end of 2010 amounted to $8.1 billion compared to $17.4 billion at the end of 2009. Taking into account additional debt raised in 2010, the Group had net debt of $14.9 billion at the end of 2010 compared to net liquidity of $3.5 billion at the end of 2009.

        At December 31, 2009 overall liquidity amounted to $17.4 billion compared to $6.1 billion at the end of 2008. Taking into account additional debt raised in 2009 through bond issues, the Group had net debt of $1.2 billion at the end of 2008 compared to net liquidity of $3.5 billion at the end of 2009.

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

        We use the US dollar as our reporting currency and we are therefore exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, we enter into various contracts which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. We also use forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies, see "Item 11, Quantitative and Qualitative Disclosures About Non-Product-Related Market Risk," for additional information.

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

	Year ended December 31,
	2010	2009	2008
	$ millions	$ millions	$ millions
Cash flows from operating activities	14,067	12,191	9,769
Purchase of property, plant & equipment	(1,678)	(1,887)	(2,106)
Purchase of intangible assets	(554)	(846)	(210)
Purchase of financial assets	(124)	(215)	(131)
Purchase of non-current non-financial assets	(15)	(23)	(5)
Proceeds from sales of property, plant & equipment	36	48	58
Proceeds from sales of intangible assets	545	51	169
Proceeds from sales of financial assets	66	124	99
Proceeds from sales of non-current non-financial assets	3	3	3

Free cash flow before dividend	12,346	9,446	7,646
Dividends paid to shareholders of Novartis AG	(4,486)	(3,941)	(3,345)

Free cash flow from continuing operations	7,860	5,505	4,301
Free cash flow from discontinued operations			(237)

Group free cash flow	7,860	5,505	4,064

        The free cash flow for 2010 was $7.9 billion which represents an increase of 42.8% over 2009. The strong business expansion, lower working capital requirements, higher proceeds from the disposal of intangible assets as well as lower capital spending contributed to the growth of the free cash flow.

        Net investments in property, plant & equipment in 2010 were $1.6 billion, or 3.2% of net sales, down from 4.2% of net sales in 2009. Free cash flow before dividends rose 31% to $12.3 billion in 2010 and was mainly attributable to the Pharmaceuticals Division which contributed $10.7 billion to the Group total.

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

        Our 2008 Group free cash flow from continuing operations rose 14% to $4.3 billion on our solid business expansion as well as lower levels of investments in property, plant & equipment and also intangible assets. Capital expenditure for continuing operations on property, plant & equipment for 2008 amounted to $2.1 billion, or 5.1% of net sales, down from 6.7% of net sales in 2007.

        Free cash flow is presented as additional information because Novartis considers it is a useful indicator of the Group's ability to operate without relying on additional borrowing or the use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment and investment in strategic opportunities.

        The Group uses free cash flow as a performance measure when making internal comparisons of the results of divisions. Free cash flow of the divisions uses the same definition as for the Group. However no dividends, tax or financial receipts or payments are included in the operating divisional calculation.

        Free cash flow constitutes a non-IFRS financial measure, which means that it should not be interpreted as a measure determined under International Financial Reporting Standards (IFRS). Free cash flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS).

Capital Resources

Funding of the Alcon transaction

        On August 25, 2010, Novartis completed the acquisition of a further 52% interest in Alcon, Inc. following on from the January 4, 2010 announcement that Novartis had exercised its call option to acquire Nestlé's remaining 52% Alcon interest for approximately $28.3 billion or $180 per share. This increased the interest in Alcon to a 77% controlling interest as Novartis had already acquired an initial 25% Alcon interest from Nestlé for $10.4 billion or $143 per share in July 2008.

        The overall purchase price of $38.7 billion includes certain adjustments for Alcon dividends and interest due. Sources of financing for the 77% ownership, including the initial 25% stake purchased in mid-2008, were $17.0 billion of available cash, and $13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009. In addition, during 2010, we raised funds through our commercial paper program, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of the 52% interest in Alcon.

        On December 15, 2010, Novartis announced that it has entered into a definitive agreement to merge Alcon into Novartis for Novartis shares and a Contingent Value Amount (CVA). Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a CVA to be settled in cash that will in aggregate equal $168 per share. If the value of 2.8 Novartis shares is more than $168 the number of Novartis shares will be reduced accordingly. The total merger consideration for the non-controlling interest will be $12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash.

        Credit agencies maintained their ratings of Novartis debt during 2010. Moody's rates the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's has a rating of AA- and A-1+, for long-term and short-term maturities, respectively. Fitch has a long-term rating of AA and a short-term rating of F1+.

Share Repurchase Plans

        On December 15, 2010 we announced the reactivation of the sixth share repurchase program, along with the agreement for the merger with Alcon, Inc. This program had been suspended since April 2008 when we announced an agreement to potentially acquire majority ownership in Alcon, Inc, from Nestle S.A. No shares were cancelled in 2010 as none had been repurchased in the 12 months to December 2009. No shares were repurchased under the share repurchase program in 2010.

Treasury shares

        At December 31, 2010, our holding of treasury shares amounted to 348.2 million shares or 13% of the total number of issued shares. Approximately 181 million treasury shares are held in entities that limit their availability for use. At December 31, 2009, our holding of treasury shares amounted to 363.3 million shares or 14% of the total number of issued shares.

Bonds

        On March 9, 2010, Novartis issued a three-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 1.9% three-year tranche totaling $2.0 billion, a 2.9% five-year tranche totaling $2.0 billion and a 4.4% 10-year tranche totaling $1.0 billion were issued by the Group's US entity, Novartis Capital Corp. All tranches are unconditionally guaranteed by Novartis AG.

        On February 5, 2009, Novartis issued a two-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 4.125% five-year tranche totaling $2.0 billion was issued by the Group's US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling $3.0 billion was issued by the Group's Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

        On June 2, 2009, Novartis issued a 4.25% bond, due in 2016 of EUR 1.5 billion (approximately $2.1 billion) under its EUR 15 billion Euro Medium Term Note Programme. The seven-year bond, issued by Novartis Finance S.A., Luxembourg, is guaranteed by Novartis AG.

        On June 26, 2008, Novartis AG issued a 3.625% bond, due in 2015 of CHF 800 million. Also on June 26, 2008, our affiliate, Novartis Securities Investment Ltd. Bermuda, issued a 3.5% bond, guaranteed by Novartis AG, due in 2012, of CHF 700 million.

Direct Share Purchase Plans

        Novartis has been offering US investors since 2001 an ADS Direct Share Purchase Plan that provides investors an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis ADSs that are listed on the New York Stock Exchange under the trading symbol NVS. At the end of 2010, the ADS Direct Plan had 962 participants.

        Starting in September 2004, Novartis began offering a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. This plan offers an easy and inexpensive way for investors to directly purchase Novartis registered shares and for them to be held at no cost in a deposit account with SIX SAG AG. At the end of 2010, a total of 9,314 shareholders were enrolled in this program.

Liquidity/Short-term Funding—2010 and 2009

        We continuously track our liquidity position and asset/liability profile. This involves modelling cash flow maturity profiles based on both historical experiences and contractual expectations to project our liquidity requirements. We seek to preserve prudent liquidity and funding capabilities.

        We are not aware of significant demands to decrease our level of liquidity apart from the usual operating cash flows. We expect that part of our free cash flow will be used to reduce our financial debt. Thus we expect that our level of net debt should decrease absent unforeseen events.

        We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in 2009 and 2010. In addition, we raised funds through our commercial paper program. We have no commitments from repurchase or securities lending transactions.

        The principal reason for the increase in average current financial debt in 2010 compared to 2009 is the increase in commercial paper during 2010, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of an additional 52% interest in Alcon, Inc. during 2010.

        The current financial debt is set forth below:

	December 31, 2010	2010 Average interest rate(1)	2010 Average	2010 Average interest rate(1)	2010 Maximum(2)
	$ millions	%	$ millions	%	$ millions
Interest bearing accounts of associates	1,321	1.15	1,239	1.23	1,321
Other bank and financial debt	2,195	2.37	2,297	2.26	2,692
Commercial paper	4,969	0.20	3,603	0.28	8,719
Current portion of non-current financial debt	98	na	47	na	98
Fair value of derivative financial instruments	44	na	106	na	201

Total current financial debt	8,627		7,292		12,631

	December 31, 2009	2009 Average interest rate(1)	2009 Average	2009 Average interest rate(1)	2009 Maximum(2)
	$ millions	%	$ millions	%	$ millions
Interest bearing accounts of associates	1,175	1.23	1,121	1.29	1,176
Other bank and financial debt	2,142	2.73	2,159	2.70	2,446
Commercial paper	1,887	0.26	1,574	0.31	1,886
Current portion of non-current financial debt	29	na	17	na	29
Fair value of derivative financial instruments	80	na	190	na	329

Total current financial debt	5,313		5,061		5,660

(1)
Interest is calculated based on the average balances for a quarter.

(2)
Maximum amount at end of any quarter in each category.

na—not
applicable or available.

        Interest bearing accounts of associates relate to employee deposits in CHF from the compensation of associates employed by Swiss entities (actual interest rate: 1.25%). Other bank and financial debt refer to usual lending and overdraft facilities. The commercial paper are issued through our commercial paper program.

5.C Research & Development, Patents and Licenses

        Our R&D spending totaled $9.1 billion, $7.5 billion and $7.2 billion ($8.1 billion, $7.3 billion and $6.8 billion excluding impairments and amortization charges) for the years 2010, 2009 and 2008, respectively. Each of our divisions has its own R&D and patents policies. Our divisions have numerous products in various stages of development. For further information on these policies and these products in development, see "Item 4. Information on the Company—4.B Business Overview."

        As described in the "Risk Factors" section and elsewhere in this Form 20-F, our drug development efforts are subject to the risks and uncertainties inherent in any new drug development program. Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, among other factors, we cannot reasonably estimate the timing, completion dates, and costs, or range of costs, of our drug development program, or of the development of any particular development compound, see "Item 3. Key Information—3.D Risk Factors." In addition, for a description of the research and development process for the development of new drugs and our other products, and the regulatory process for their approval, see "Item 4. Information on the Company—4.B Business Overview."

5.D Trend Information

        On January 3, 2011, Novartis and Johnson & Johnson signed an agreement to settle all litigations related to the silicone hydrogel patents (JUMP patents). Under the agreement, Novartis will receive a settlement payment and each party will grant to the other party a fully paid up, irrevocable, worldwide non-exclusive license with no right to sub-license under the respective patent rights. Novartis will record the resulting income in the first quarter of 2011.

        In addition, please see "—5.A Operating Results—Factors Affecting Results of Operations" and "Item 4, Information on the Company—4.B Business Overview" for trend information.

5.E Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors, See also "Item 18. Financial Statements—note 28" and matters described in "Item 5.F Aggregate Contractual Obligations".

5.F Aggregate Contractual Obligations

        We have long-term research agreements with various institutions which require us to fund various research projects in the future. As of December 31, 2010, the aggregate total amount of payments, including potential milestones, which may be required under these agreements, was $3.5 billion. We expect to fund these long-term research agreements with internally generated resources.

        As of December 31, 2010, our total financial debt was $23.0 billion, as compared with $14.0 billion as of December 31, 2009, and $7.4 billion as of December 31, 2008. The increase from 2009 to 2010 and from

2008 to 2009 of $9.0 billion and $6.6 billion, respectively, was principally due to the issuance of new bonds and commercial papers.

        We have $13.5 billion of bonds outstanding at December 31, 2010. We had $8.6 billion and $1.4 billion of bonds outstanding at December 31, 2009 and at December 31, 2008, respectively. For details on the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 19".

        As of December 31, 2010, we had current debt (excluding the current portion of non-current debt) of $8.5 billion as compared with $5.3 billion as of December 31, 2009, and $5.2 billion as of December 31, 2008. This current debt consists mainly of $3.5 billion (2009: $3.3 billion; 2008: $3.5 billion) in other bank and financial debt, including interest bearing employee accounts; $5.0 billion (2009: $1.9 billion; 2008: $1.3 billion) of commercial paper, and $44 million (2009: $0.1 billion; 2008: $0.4 billion) of other current debt. For further details see "Item 18. Financial Statements—note 21".

        We are in compliance with all covenants or other requirements set forth in our financing agreements. We do not have any rating downgrade triggers that would accelerate maturity of our debt. For details of the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 19".

        The following table summarizes our contractual obligations and other commercial commitments at December 31, 2010 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	$ millions	$ millions	$ millions	$ millions	$ millions
Non-current financial debt	14,458	98	2,808	5,591	5,961
Operating leases	3,162	363	450	262	2,087
Unfunded pension and other post-retirement obligations	1,200	66	142	157	835
Research & development
—Unconditional commitments	270	84	95	61	30
—Potential milestone commitments	3,264	338	1,133	703	1,090
Purchase commitments
—Property, plant & equipment	597	460	82	37	18

Total contractual cash obligations	22,951	1,409	4,710	6,811	10,021

        We expect to fund the R&D and purchase commitments with internally generated resources.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters", "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information—8.A" and "Item 18. Financial Statements—note 20".

Item 6.    Directors, Senior Management and Employees

Item 6.A    Directors and Senior Management

Board of Directors

Daniel Vasella, M.D., Swiss, age 57

        Function at Novartis AG Daniel Vasella, M.D., is Chairman of the Board of Directors for Novartis AG. He served as Chief Executive Officer (CEO) and executive member of the Board of Directors for 14 years following the merger that created Novartis in 1996. Dr. Vasella was appointed Chairman in April 1999.

        Other activities Dr. Vasella is Chairman of Alcon, Inc., and a member of the Board of Directors of PepsiCo, Inc. He is also a member of the International Board of Governors of the Peres Center for Peace in Israel, the International Business Leaders Advisory Council for the Mayor of Shanghai, the Global Health Program Advisory Panel of the Bill & Melinda Gates Foundation, and is a foreign honorary member of the American Academy of Arts and Sciences. In addition, Dr. Vasella serves as a member of several industry associations and educational institutions.

        Professional background Before the Novartis merger, Dr. Vasella was CEO of Sandoz Pharma Ltd. and a member of the Sandoz Group Executive Committee. From 1988 to 1992, he was with Sandoz Pharmaceuticals Corporation in the United States, prior to which he held a number of medical positions in Switzerland. He graduated with an M.D. from the University of Bern in Switzerland and completed executive training at the Harvard Business School in the United States. He was also awarded an honorary doctorate by the University of Basel.

        Key knowledge/experience Leadership, Biomedical Science and Global Marketing experience—former CEO of Novartis; chairman of global eye care company; advisory panel member for international health and development foundation. Industry experience—director of global consumer goods company.

Ulrich Lehner, Ph.D., German, age 64

        Function at Novartis AG Ulrich Lehner, Ph.D., has been a member of the Board of Directors since 2002. He qualifies as an independent Non-Executive Director. He serves as Vice Chairman and Chairman of the Corporate Governance and Nomination Committee. He is also a member of the Audit and Compliance Committee, the Risk Committee, the Chairman's Committee, and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities Mr. Lehner is member of the Shareholders' Committee of Henkel AG & Co. KGaA, Chairman of the Supervisory Board of Deutsche Telekom AG, and serves as a member of the Supervisory Boards of E.ON AG, ThyssenKrupp AG, HSBC Trinkaus & Burkhardt AG, Porsche Automobil Holding SE and Henkel Management AG, all in Germany. He is also a member of the Shareholders' Committees of Dr. August Oetker KG and Krombacher Brauerei, both in Germany.

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

        Key knowledge/experience Leadership and Global experience—chairman of supervisory board of global telecommunication company; former chairman of the management board of global consumer goods company. Industry experience—member of supervisory boards of global energy, automotive and manufacturing technology companies.

Hans-Joerg Rudloff, German, age 70

        Function at Novartis AG Hans-Joerg Rudloff has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is Vice Chairman and a member of the Audit and Compliance Committee, the Risk Committee, the Compensation Committee, and the Chairman's Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities In 2006, Mr. Rudloff joined the Board of Directors of Rosneft, a Russian state-controlled oil company, and became Chairman of the audit committee. He serves as the Chairman of the Board of Directors of Bluebay Asset Management Ltd., United Kingdom, and the Marcuard Group, Switzerland. He was also a member of the Boards of Directors of the Thyssen-Bornemisza Group and is now a consultant to the board. He joined New World Resources B.V., Netherlands, as a Board Member and a Member of the Audit and Remuneration Committees. In addition, Mr. Rudloff is a member of the Advisory Boards of Landeskreditbank Baden-Wuerttemberg and EnBW, both in Germany. In 2005, Mr. Rudloff became Chairman of the International Capital Markets Association (ICMA), Switzerland.

        Professional background Mr. Rudloff studied economics at the University of Bern, Switzerland. After graduating in 1965, he joined Credit Suisse in Geneva. He moved to the US-based investment banking firm of Kidder Peabody Inc. in 1968. He later headed Swiss operations and was elected Chairman of Kidder Peabody International. In 1978 he became a member of the Board of Directors of Kidder Peabody Inc., United States. In 1980, he joined Credit Suisse First Boston, Switzerland, was elected Vice Chairman in 1983, and became Chairman and CEO in 1989. From 1986 to 1990, Mr. Rudloff was also a member of the Executive Board of Credit Suisse in Zurich, in charge of all securities and capital market departments. From 1994 to 1998, Mr. Rudloff was Chairman of MCBBL in Luxembourg. In 1994, he was appointed to the Board of Directors of Sandoz AG in Switzerland. In 1998, Mr. Rudloff joined Barclays Capital, United Kingdom, where he is presently Chairman.

        Key knowledge/experience Leadership and Banking experience—chairman of investment bank; chairman of asset management company. Industry and Global experience—director of global energy company.

William Brody, M.D., Ph.D., American, age 66

        Function at Novartis AG William Brody, M.D., Ph.D., has been a member of the Board of Directors since 2009. He qualifies as an independent Non-Executive Director. He is a member of the Compensation Committee.

        Other activities Dr. Brody is a member of the Board of Directors of the US-based IBM, and the Mutual Funds Boards of T. Rowe Price, and the China-based Novamed. He is also a member of numerous professional associations, and serves on the advisory boards of various government and nonprofit organizations.

        Professional background Dr. Brody earned his bachelor's and master's degrees in electrical engineering from the Massachusetts Institute of Technology before completing his M.D. and Ph.D. at Stanford University. Following training in cardiovascular surgery and radiology he held various academic positions, including Professor for Radiology and Electrical Engineering at Stanford University and Director of the Department of Radiology at The Johns Hopkins University. From 1996 to 2009 he was President of The Johns Hopkins University and since 2009, President of the Salk Institute for Biological Studies in the United States. He is a member of the US National Academy of Engineering and the Institute of Medicine.

        Key knowledge/experience Leadership, Biomedical Science, Healthcare and Education experience—president of leading US scientific research institution; former president of leading US university. Global, Engineering and Technology experience—director of global technology company.

Srikant Datar, Ph.D., American, age 57

        Function at Novartis AG Srikant Datar, Ph.D., has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director. He is Chairman of the Audit and Compliance Committee, and a member of the Risk Committee and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities Mr. Datar is Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University. He is also a member of the Board of Directors of ICF International Inc. and of Stryker Corporation, both in the United States, and of KPIT Cummins Infosystems Ltd., India.

        Professional background Mr. Datar graduated with distinction in mathematics and economics from the University of Bombay, India in 1973. He is a Chartered Accountant, and holds two master's degrees and a Ph.D. from Stanford University. Mr. Datar has worked as an accountant and planner in industry, and as a professor at Carnegie Mellon University, Stanford University and Harvard University in the United States. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications, and has received several academic awards and honors. Mr. Datar has advised and worked with numerous companies in research, development and training.

        Key knowledge/experience Leadership and Education experience—former senior associate dean and current professor of leading US university. Global and Industry experience—director of global professional services firm; director of global leading medical technology company; director of Indian high-technology company.

Ann Fudge, American, age 59

        Function at Novartis AG Ann Fudge has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is a member of the Corporate Governance and Nomination Committee.

        Other activities Ms. Fudge serves on the Board of Directors of General Electric and on the Board of Directors of Unilever, UK/Netherlands. She is a Trustee of the New York-based Rockefeller Foundation and of Atlanta-based Morehouse College, and is Chairman of the US Programs Advisory Panel of the Bill & Melinda Gates Foundation. She is also on the Board of the Council on Foreign Relations.

        Professional background Ms. Fudge received her bachelor's degree from Simmons College and her MBA from Harvard University Graduate School of Business in the United States. She is former Chairman and CEO of Young & Rubicam Brands. Before that, she served as President of the Beverages, Desserts and Post Division of Kraft Foods.

        Key knowledge/experience Leadership and Marketing experience—former Chairman and CEO of global marketing communications company; former president of leading consumer products business unit. Global and Industry experience—director of global technology company and global consumer goods company.

Alexandre F. Jetzer-Chung, Swiss, age 69

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

        Professional background Mr. Jetzer-Chung graduated with master's degrees in law and economics from the University of Neuchâtel, Switzerland, and is a licensed attorney. From 1967 to 1980, he served as General Secretary of the Swiss Federation of Commerce and Industry (Vorort). Mr. Jetzer-Chung joined Sandoz in 1980. In 1981, he was appointed member of the Sandoz Group Executive Committee in the capacity of Chief Financial Officer and, from 1990 on, as Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation, and at the same time served as President and CEO of Sandoz Corporation in the United States. After the merger that created Novartis in 1996 until 1999, he was Head of International Coordination, Legal and Taxes, and a member of the Executive Committee of Novartis.

        Permanent Novartis management or consultancy engagements Mr. Jetzer-Chung has a consultancy agreement with Novartis International AG.

        Key knowledge/experience Leadership and Finance experience—former chief financial officer of global healthcare company. Global experience—advisor to governments in emerging markets.

Pierre Landolt, Swiss, age 63

        Function at Novartis AG Pierre Landolt has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities Mr. Landolt is currently Chairman of the Sandoz Family Foundation and a Director of Syngenta AG, both in Switzerland. He is a Partner with unlimited liabilities of the Swiss private bank Landolt & Cie. Mr. Landolt serves, in Brazil, as President of the Instituto Fazenda Tamanduá, the Instituto Estrela de Fomento ao Microcrédito, AxialPar Ltda, and Moco Agropecuaria Ltda. In Switzerland, Mr. Landolt is Chairman of Emasan AG and Vaucher Manufacture Fleurier SA, Vice Chairman of Parmigiani Fleurier SA, and is on the Board of the Syngenta Foundation for Sustainable Agriculture, Switzerland. He is a Director of EcoCarbone SA, France, and Swiss Amazentis SA. He is also Vice Chairman of the Montreux Jazz Festival Foundation.

        Professional background Mr. Landolt graduated with a bachelor's degree in law from the University of Paris-Assas. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the semi-arid Northeast Region of Brazil and, over several years, converted it into a model farm in organic and biodynamic production. Since 1997, Mr. Landolt has been Associate and Chairman of AxialPar Ltda, Brazil, an investment company focused on sustainable development, with investments in fish farming, soy for human consumption and organic vegetables. In 2000, he co-founded EcoCarbone SA, France, a company active in the design and development of carbon-sequestration processes in Asia, Africa, South America and Europe. In 2007, he co-founded Amazentis SA, Switzerland, a startup company active in the convergence space of medication and nutrition. In addition to his private activities, Mr. Landolt has been President of the Sandoz Family Foundation since 1994, and oversees the development of the foundation in several investment fields, including hotel, watch making and telecommunications.

        Key knowledge/experience Banking, Industry, International and Emerging Market experience—partner of private bank; chairman and vice-chairman of luxury goods companies. Leadership and Global experience—president of large family investment holding; director of global agribusiness company; director of sustainable agriculture foundation.

Andreas von Planta, Ph.D., Swiss, age 55

        Function at Novartis AG Andreas von Planta, Ph.D., has been a member of the Board of Directors since 2006. He qualifies as an independent Non-Executive Director. He is Chairman of the Risk Committee,

and a member of the Audit and Compliance Committee, as well as the Corporate Governance and Nomination Committee.

        Other activities Mr. von Planta is Chairman of the Schweizerische National-Versicherungs-Gesellschaft AG and Vice Chairman of Holcim Ltd., both in Switzerland. He is also a member of the Boards of various Swiss subsidiaries of foreign companies and other non-listed Swiss companies. He is a member of the Board of Editors of the Swiss Review of Business Law and is a former Chairman of the Geneva Association of Business Law. Mr. von Planta is Chairman of the Regulatory Board of the SIX Swiss Exchange AG.

        Professional background Mr. von Planta holds lic. iur. and Ph.D. degrees from the University of Basel, Switzerland, and an LL.M. from Columbia University School of Law, New York, United States. He passed his bar examinations in Basel in 1982. Since 1983 he has been living in Geneva, working for the law firm Lenz & Staehelin, where he became a partner in 1988. His areas of specialization include corporate law, corporate governance, corporate finance, company reorganizations, and mergers and acquisitions.

        Key knowledge/experience Leadership and Global experience—chairman of insurance company; vice chairman of global construction materials manufacturer. Industry experience—partner of leading Swiss law firm.

Dr. Ing. Wendelin Wiedeking, German, age 58

        Function at Novartis AG Dr. Ing. Wendelin Wiedeking has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director. He is a member of the Audit and Compliance Committee and the Risk Committee.

        Other activities Mr. Wiedeking was Chairman of the executive board of Porsche Automobil Holding SE and of Dr. Ing. h.c. F. Porsche AG, both in Germany, until July 2009. Since then he is an entrepreneur.

        Professional background Mr. Wiedeking graduated in mechanical engineering in 1978 and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Germany. His professional career began in 1983 in Germany as Director's Assistant in the Production and Materials Management area of Dr. Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988, he moved to Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive Officer and Chairman of the Board of Management of Glyco AG. In 1991, he returned to Dr. Ing. h.c. F. Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), then Chairman in 1993.

        Key knowledge/experience Leadership, Global and Industry experience—former chairman and CEO of global automotive company. Engineering and Technology experience—former chairman and CEO of manufacturing supply company.

Marjorie Mun Tak Yang, Chinese, age 58

        Function at Novartis AG Marjorie Mun Tak Yang has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is Chairman of the Compensation Committee.

        Other activities Ms. Yang is Chairman of the Esquel Group, Hong Kong, China. She is a Non-official Member of the Executive Council of the Hong Kong Special Administrative Region. In China, she is a member of the National Committee of the Chinese People's Political Consultative Conference. She currently serves on the boards of Swire Pacific Limited, and The Hong Kong and Shanghai Banking Corporation Limited in Hong Kong. Ms. Yang has been a member of the MIT Corporation since 2001. In January 2010 she was appointed as Chairman of the Council of the Hong Kong Polytechnic University. She also serves on the advisory boards of Harvard Business School, and Tsinghua School of Economics and Management.

        Professional background Ms. Yang graduated with a bachelor's degree in mathematics from Massachusetts Institute of Technology and holds a master's degree from Harvard Business School, both in the United States. From 1976 to 1978 she was an associate in Corporate Finance, Mergers and Acquisitions, with the First Boston Corporation in New York, United States. In 1979 she returned to Hong Kong and became a founding member of Esquel Group. She was appointed Chairman of the Group in 1995.

        Key knowledge/experience Leadership, Global and Industry experience—chairman of global textile manufacturing company. Education and Science experience—trustee of leading US research university; leadership roles at multiple universities.

Rolf M. Zinkernagel, M.D., Swiss, age 66

        Function at Novartis AG Rolf M. Zinkernagel, M.D., has been a member of the Board of Directors since 1999. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities Dr. Zinkernagel was Vice President of the International Union of Immunological Societies until August 2010. He is a member of the Scientific Advisory Boards of Bio-Alliance AG, Germany; Aravis General Partner Ltd., Cayman Islands; Telormedix, Switzerland; X-Biotech, Canada; Novimmune, Switzerland; Cancevir, Switzerland; Nuvo Research Inc., Canada; ImVision, Germany; MannKind, United States; Laboratoire Koch, Switzerland; Biomedical Sciences International Advisory Council, Singapore; and ERC European Research Council, Brussels. Dr. Zinkernagel is also a science consultant to Chilka Ltd., Cayman Islands; Ganymed, Germany; and Zhen-Ao Group, China. He is a member of the Advisory Panel of Swiss Re, Switzerland.

        Professional background Dr. Zinkernagel graduated from the University of Basel, Switzerland, with an M.D. in 1970. From 1992 to 2008, he was a professor and director of the Institute of Experimental Immunology at the University of Zurich, and after retirement in 2008 continues to be active at the University of Zurich. Dr. Zinkernagel has received many awards and prizes for his work and contribution to science, notably the Nobel Prize in medicine, which he was awarded in 1996.

        Key knowledge/experience Biomedical Science and Education experience—former professor and director at leading Swiss university. Leadership and Global experience—member of scientific advisory boards of numerous global biotech companies; member of major international research council.

Executive Officers

Joseph Jimenez, American, age 51

        Joseph Jimenez is Chief Executive Officer (CEO) of Novartis, responsible for leading the company's diversified healthcare portfolio of innovative pharmaceuticals, generics, vaccines and diagnostics and consumer health products since February 1, 2010. Previously, Mr. Jimenez served as Division Head, Novartis Pharmaceuticals. Mr. Jimenez led the transformation of the pharmaceutical portfolio to balance both mass market and specialty products and significantly increased the percent of sales from newly launched products. Mr. Jimenez also worked to realign the division's commercial approach to focus on the individual needs of customers and incorporated more technological tools to better connect with patients and customers. Mr. Jimenez joined Novartis in April 2007 as Division Head, Novartis Consumer Health. Previously, he served as President and CEO of the North America business for the H.J. Heinz Company and as President and CEO of Heinz in Europe from 2002 to 2006. Prior to joining Novartis, he was a NonExecutive Director of Astra-Zeneca plc, United Kingdom, from 2002 to 2007. He was also an advisor for the private equity organization Blackstone Group in the United States. Mr. Jimenez is a member of the Board of Directors of Colgate-Palmolive. He graduated with a bachelor's degree from Stanford University in 1982 and with an MBA from the University of California, Berkeley, in 1984.

Juergen Brokatzky-Geiger, Ph.D., German, age 58

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

David Epstein, American, age 49

        David Epstein is Division Head, Novartis Pharmaceuticals, since February 1, 2010. He is a member of the Executive Committee of Novartis. Prior to his current appointment, Mr. Epstein served as Head of Novartis Oncology for nearly 10 years. In addition, Mr. Epstein led the Molecular Diagnostics Unit since its creation in 2008. Before joining Novartis, Mr. Epstein was an associate in the Strategy Practice of the consulting firm, Booz Allen & Hamilton. Mr. Epstein joined Sandoz, a predecessor company of Novartis, in 1989, and held various leadership positions of increasing responsibility for the company, including Chief Operating Officer of Novartis Pharmaceuticals Corporation in the United States and Head of Novartis Specialty Medicines. Mr. Epstein graduated with a bachelor's degree in pharmacy from Rutgers University College of Pharmacy in 1984, and with an MBA in finance and marketing from New York's Columbia University Graduate School of Business in 1987.

Mark C. Fishman, M.D., American, age 59

        Mark C. Fishman, M.D., is President of the Novartis Institutes for BioMedical Research (NIBR) since 2002. He is a member of the Executive Committee of Novartis. Before joining Novartis in 2002, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at Massachusetts General Hospital, and Professor of Medicine at Harvard Medical School, both in the United States. Dr. Fishman has worked with national policy and scientific committees, including those of the US National Institutes of Health (NIH) and the Wellcome Trust. He completed his internal medicine residency, chief residency and cardiology training at Massachusetts General Hospital. Dr. Fishman graduated with a bachelor's degree from Yale College in 1972 and an M.D. from Harvard Medical School in 1976. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (US) and a Fellow of the American Academy of Arts and Sciences.

Jeff George, American, age 37

        Jeff George is Division Head, Sandoz, since 2008. He is a member of the Executive Committee of Novartis. Before joining Novartis, Mr. George was a Senior Director of Strategy and Business Development at Gap Inc. From 2001 to 2004, he was with McKinsey & Company in San Francisco, United States, where he was an Engagement Manager. Mr. George joined Novartis in the Vaccines and Diagnostics Division in January 2007 as Head of Commercial Operations for Western and Eastern Europe, then advanced to Head of Emerging Markets for the Middle East, Africa, Southeast Asia and CIS at Novartis Pharma. Mr. George received his bachelor's degree in international relations in 1996 from Carleton College. He graduated in 1999 with a master's degree from the Johns Hopkins University School of Advanced International Studies, where he studied international economics and emerging markets political economy. He received an MBA from Harvard University in 2001.

George Gunn, MRCVS, British, age 60

        George Gunn is Division Head, Novartis Consumer Health, since 2008. He is a member of the Executive Committee of Novartis. Before joining Novartis, Mr. Gunn was president of Pharmacia Animal Health, based in the United States. Previously, he spent more than 15 years in positions of increasing responsibility in healthcare companies. He worked as a veterinary surgeon for nine years before joining the industry. Mr. Gunn joined Novartis in 2003 as Head of Novartis Animal Health, North America. In January 2004, he assumed his position as Head of the Animal Health Business Unit. In addition to this role, he was appointed Division Head, Novartis Consumer Health, in December 2008. Mr. Gunn graduated with a bachelor of veterinary medicine and surgery degree from the Royal (Dick) School of Veterinary Studies in the United Kingdom, in 1973. He graduated with a diploma in veterinary state medicine from the same school in 1978. In 2008, he received an honorary doctorate in veterinary medicine and surgery from the University of Edinburgh.

Andrin Oswald, M.D., Swiss, age 39

        Andrin Oswald, M.D., is Division Head, Novartis Vaccines and Diagnostics, since 2008. He is a member of the Executive Committee of Novartis. Before joining Novartis, Dr. Oswald was a delegate of the International Committee of the Red Cross to Nepal from 2002 to 2003 and worked with McKinsey & Company, Switzerland. In 2005, Dr. Oswald joined Novartis and advanced from Assistant to the Chairman and CEO, to Head of the Country Pharma Organization (CPO) and Country President for Novartis in South Korea, to CEO of Speedel and Global Head of Development Franchises at Novartis Pharma in 2008. Dr. Oswald graduated with an M.D. from the University of Geneva, Switzerland, in 1999.

Jonathan Symonds, British, age 51

        Jonathan Symonds is Chief Financial Officer (CFO) of Novartis AG since February 1, 2010. He is a member of the Executive Committee of Novartis. Before joining Novartis in 2009, Mr. Symonds was Partner and Managing Director of Goldman Sachs in the United Kingdom. He also has eight years of experience as CFO of AstraZeneca and previously held positions as Group Finance Director at Zeneca and partner at KPMG. From 2004 to 2007, Mr. Symonds was a director of Diageo Plc. and chairman of the Audit Committee. Other previous roles include director and Audit Committee chairman of Qinetiq Plc., chairman of the 100 Group of Finance Directors, joint chairman of the Business Tax Forum, board member of the Accounting Standards Board and founder of the Oxford University Centre for Business Taxation Research, all in the United Kingdom. Mr. Symonds graduated with a first class degree in business finance from the University of Hertfordshire, United Kingdom, in 1980 and became a Fellow of Chartered Accountants in 1982. He is a Commander of the British Empire (CBE).

Thomas Werlen, Ph.D., Swiss, age 45

        Thomas Werlen is the Group General Counsel of Novartis since 2006. He is a member of the Executive Committee of Novartis. He is Secretary to the Corporate Governance and Nomination Committee of the Board of Directors of Novartis. In 1995, Mr. Werlen started his professional career with Cravath, Swaine & Moore in New York. In 2000, he moved to the Cravath, Swaine & Moore London office and, after a short stint with David Polk & Wardwell, he joined Allen & Overy as a Partner in March 2001. Based in the London office, he focused on corporate and capital markets law. His clients included multinational corporations and investment banks. Mr. Werlen holds lic.iur. and Ph.D. (Dr.) degrees in law from the University of Zurich and a master's degree in law from Harvard Law School. He is a member of the New York and the Swiss bar. He is also a member of the Regulatory Board of the SIX Swiss Exchange AG and member of the Advisory Board of the European Journal of Risk Regulation. Mr. Werlen has written several books and articles on business and financial law and teaches corporate and capital markets law at the University of St. Gallen.

        None of the above directors or senior management has any family relationship with any other director or member of our senior management. None of the above directors or senior management were appointed pursuant to an arrangement or understanding between such officer or director and any third party.

Item 6.B    Compensation

2010 COMPENSATION REPORT

        Novartis had discussions with numerous shareholders on questions of compensation in the past two years. In the current business environment it is important for companies to have a compensation system which not only drives sustainable performance and attracts and retains talented associates, but is also understood and supported by shareholders. In these discussions, interested shareholders who are focused on creation of sustainable value supported this view.

        At the 2010 Annual General Meeting, Novartis shareholders approved the proposal by the Board of Directors to introduce a consultative vote on the compensation system in the Articles of Incorporation (a so-called "say on pay" vote). The upcoming Annual General Meeting, to be held in February 2011, will provide shareholders an opportunity to express their views on our compensation system through such a consultative vote. Subsequently, non-binding votes will be held before every significant change in the compensation system, but at a minimum at every third Annual General Meeting. The consultative vote is non-binding and advisory in nature; therefore, the ultimate decision on compensation remains within the authority of the Board of Directors.

        The Novartis compensation system is based on the principle of meritocracy. Compensation is designed to attract, develop and retain talented associates, encourage and reward superior performance and align the interests of associates with those of our shareholders and stakeholders by creating economic value in a sustainable way.

        The Compensation Committee serves as the supervisory and governing body for compensation policies and plans within Novartis. It reviews and proposes compensation plans and policies for approval by the Board of Directors. The Compensation Committee also reviews and approves employment contracts and individual compensation for selected key executives, including members of the Executive Committee. The five current members of the Compensation Committee all meet the independence criteria set forth in our Board Regulations.

        All compensation plans and levels are reviewed regularly based on publicly available data as well as on analyses by independent compensation consultancy companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts and consultants. The Compensation Committee considers methods to further strengthen the interrelation between the compensation plans and the Group's performance. It also reviews the compensation system to ensure that it does not encourage inappropriate or excessive risk taking and instead encourages behaviors that support sustainable value creation.

        During 2010, we made the following changes to our compensation system to further ensure that no inappropriate or excessive risk taking is rewarded:

–
For all Executive Committee members, effective for the performance as of 2010 onwards, we:

–
Increased the incentive percentage of the Long-Term Performance Plan (with a performance hurdle at vesting); and

–
Decreased the incentive percentages under the Equity Plan "Select" (with a performance hurdle at grant).

Furthermore, we

–
Lengthened the vesting period under the Equity Plan "Select" from two to three years in Switzerland effective for the grants made based on 2011 performance; and

–
Implemented "clawback" provisions in individual employment contracts of all Executive Committee members—as well as in incentive plans and award letters to associates—allowing Novartis to hold back or seek to recover incentive compensation where the payout has been proven to conflict with internal management standards, accounting procedures or a violation of law.

In summary, our compensation system:

–
Includes a rigorous People Performance Management process reflecting meritocracy;

–
Applies a balanced scorecard approach to performance-based incentives by considering financial as well as non-financial objectives, including people management. In general, performance multipliers may not exceed 2 on a combined basis;

–
Sets overlapping performance periods and vesting schedules for long-term incentives, reducing the motivation to maximize performance in any one period;

–
Makes compliance and ethical conduct an integral factor when considering the performance of an executive;

–
Balances the mix of compensation of short-term annual incentive awards and long-term share-based compensation; and

–
Includes, as mentioned above, "clawback" provisions.

The Members of the Compensation Committee

Marjorie M.T. Yang (chair)
William Brody
Srikant Datar
Ulrich Lehner
Hans-Joerg Rudloff

        See "Item 18. Financial Statements—note 27" for information on Executive Officer and Director compensation as calculated under IFRS.

INTRODUCTION

        Since Novartis was created from two traditional Swiss conglomerates in 1996, management has forged a distinctive culture, and inspired old and new associates alike with the shared aspiration of being one of the world's most admired and respected healthcare companies.

        Because the skills and experience of associates needed to realize this vision are highly sought after, Novartis broke ranks with Swiss peers by raising compensation to internationally competitive levels. From the outset of operations, pay for performance has been a byword at Novartis.

        Our compensation system aims to foster personal accountability based on clear targets, as well as underline the importance of competence and integrity as drivers of sustainable business success. Compensation includes a significant variable element in addition to a fixed base compensation and benefits. The size of the variable element is based on Group or divisional results, and on individual performance against a written set of objectives, together with appraisal of values and behaviors. To encourage superior performance, variable compensation at Novartis can reach up to 200% of the target amount of an associate's incentive.

        To align associates with the interests of shareholders, a large proportion of variable compensation for executives is paid in the form of equity—Novartis shares or share options. A share option plan originally encompassed 400 key executives and has been steadily expanded. Following 2010 performance, almost

11,000 associates participated in the Equity Plan "Select", representing a participation rate of approximately 11% of full-time associates worldwide.

        Pay for performance has spurred a culture of meritocracy at Novartis, with checks and balances to ensure integrity and fairness. The "four eyes" rule, for example, requires that associates' annual objectives and performance evaluations be reviewed separately by two levels of supervisors. Our People Performance Management process includes an annual Organization and Talent Review in which career aspirations of associates are discussed. The review includes the assessment of strengths, weaknesses and potential—and development plans are designed. The Organization and Talent Review has become an essential tool for top management in succession planning, and the scope of the program has steadily expanded from a few dozen executives a decade ago to almost 22,000 prospective leaders today.

        The core principles of compensation policy and people development have engendered both superior performance and sustained leadership. Novartis has reported record net sales and net income—and raised the annual dividend payout to shareholders—for 14 consecutive years.

COMPENSATION SYSTEM

Board of Directors

        As a global healthcare company, Novartis has established the level of Board compensation to ensure the ability to attract and retain high-caliber members. Board members do not receive variable compensation, underscoring their focus on the long-term corporate strategy and their supervisory role.

        The compensation of the Chairman is based on a contract. The compensation of the other Board members is determined by the Board of Directors each year, based on a proposal by the Compensation Committee. Board members are required to own at least 5,000 Novartis shares within three years after joining the Board of Directors.

COMPENSATION OF THE CHAIRMAN

        The Chairman receives fixed annual compensation. One third is paid out in monthly cash installments; the remaining two thirds are in the form of unrestricted Novartis shares which are granted to him each year.

COMPENSATION OF THE OTHER BOARD MEMBERS

        The other Board members receive an annual Board membership fee and additional fees for committee chairmanships, committee memberships and other functions. Board members do not receive additional fees for attending meetings.

        The other Board members can choose to receive their fees in cash, shares or a combination of both. Board members do not receive share options.

COMPENSATION STRUCTURE

	Board compensation	Executive Committee compensation
Fixed compensation	Yes	Yes
Variable compensation	No	Yes

 Executive Committee Members and Other Associates

        Novartis aspires to be an employer of choice and to attract and retain the best in class talent worldwide. Novartis offers associates competitive compensation, underscoring our pay for performance philosophy.

        The compensation awarded to Novartis associates, including the Executive Committee members, reflects the market value of skills, business results, individual contribution and meeting key behavioral standards.

        The compensation framework for Novartis associates is based on four key compensation principles and includes three primary elements: base compensation, variable compensation and benefits. Variable compensation takes concrete form in short-term and long-term compensation plans.

Compensation Principles

        Our compensation policies and plans are based on four key principles:

–
Competitive compensation

–
Pay for performance

–
Balanced rewards to create sustainable value

–
Equity ownership

Competitive Compensation

        Competitive compensation is essential to attract and retain tal- ented and diverse associates. Our compensation levels reflect total compensation for comparable positions at relevant benchmark companies.

        For example, an associate who achieves his or her performance objectives is generally awarded compensation comparable to the median level of compensation provided by relevant benchmark companies. In case of over- or under-performance, the actual total compensation delivered is adjusted accordingly and may significantly differ from the benchmark median.

        Novartis participates in several compensation benchmarking surveys that provide details on levels of salary, target and actual annual incentives and long-term incentives, the relative mix of short- and long-term incentives, and the mix of cash- and share-based compensation. Benchmark companies vary with—and are dependent on the nature of—the positions concerned.

        For specific pharmaceutical positions, the benchmark group of industry competitors for our 2010 benchmark survey consisted of the following companies:

        For other positions we included companies outside our industry, with stature, size, scope and complexity that approximate our own, in recognition of the fact that competition for senior executive talent is not limited to the pharmaceutical industry.

        The compensation benchmarking surveys, which analyze factors such as recent market trends and best practices, are conducted by well-established global compensation consultancy firms. These surveys are checked and supplemented by input from the Compensation Committee's independent advisor, Pearl Meyer & Partners LLC.

Pay for Performance

        To foster a high performance culture, Novartis applies a uniform People Performance Management process worldwide, based on clear quantitative and qualitative criteria.

        Novartis associates, including the Executive Committee members, are subject to a formal process of objective setting and performance appraisal.

        For each performance year, line managers and their direct reports jointly determine performance measures and business objectives. These objectives are derived from the business objectives established at the Group, division, function, country or business area levels.

        Two reviews are carried out each year—a mid-year and a year-end review. These reviews consist of formal meetings between associates and line managers to evaluate performance. In assessing performance, line managers focus on results-oriented measures, as well as on how results were achieved.

        Decisions and actions leading to results must be consistent with Novartis Values and Behaviors, which describe the desired conduct of associates and set boundaries and guidelines as an important building block for the culture of our Group. The Novartis Values and Behaviors provide a focus on quality, commitment, candor, compassion, loyalty and integrity.

        Because performance appraisals impact significant elements of reward, we ensure each year that there is consistency of performance ratings across the entire Group.

        Based on the year-end performance rating, line managers and next-level line managers determine the incentive awards for each associate under review, as well as the target compensation for the coming year.

        To encourage and reward sustained superior performance, total compensation may reach levels comparable to top quartile levels of compensation offered by the relevant benchmark companies.

        Any incentive compensation paid to key executives, including the Executive Committee members, is subject to a "clawback" by Novartis. This means that Novartis will hold back or seek to recover incentive compensation where the payout has been proven to conflict with internal management standards, accounting procedures or a violation of law.

Balanced Rewards to Create Sustainable Value

        Shareholders expect their investment to deliver sustainable returns while at the same time ensuring that risks are appropriately managed.

        Novartis incentives underpin the long-term strategic planning that is essential to address the challenges of innovation and the long development and commercialization cycles that characterize our industry. Appropriate objective setting combined with proper incentive plan design allow our leaders and associates to focus on shaping the future, rather than simply reacting to change.

        We believe that incentivizing our associates encourages performance, loyalty and entrepreneurship, and creates sustainable value which is in the interest of Novartis and our shareholders.

Equity Ownership

        Investors want the leaders of companies in which they invest to act as owners. That alignment works best when Board members and key executives hold meaningful equity investments in their company.

        Accordingly, Novartis imposes share ownership guidelines on approximately 30 of our key executives.

        Key executives are required to own at least a certain multiple of their annual base compensation in Novartis shares or share options. The Chief Executive Officer is required to own Novartis equity worth five times, the other Executive Committee members three times, and other key executives one to two times (position specific) their respective base compensation within three years of hire or promotion. In the event of a substantial drop in the share price, the Board of Directors may, at its discretion, extend that time period.

        The Compensation Committee reviews compliance with the share ownership guidelines on an annual basis.

Compensation Elements

        Primary elements of our compensation system are:

–
Base compensation—a fixed annual salary

–
Variable compensation—rewards for individual and business performance

–
Benefits—including pension and healthcare benefits, as well as perquisites

        In the summary table below, "short-term" is understood to be performance or equity holdings of less than 12 months and "long-term" more than 12 months.

 Base Compensation

        Base compensation rewards associates for their key areas of responsibilities and reflects job characteristics, seniority, experience and skill sets. It is paid in cash, typically monthly, and is set according to local practice, designed to provide our associates with fixed compensation to ensure a reasonable standard of living relative to that offered by our peer companies.

        In general, base compensation is reviewed annually to ensure that competitive pay is maintained and undesired fluctuations are minimized.

        Base compensation also serves as the basis for determining the variable compensation.

Variable Compensation

        Variable compensation is determined by the nature of the business, role, level, local market practice, business performance and an associate's individual performance.

        Variable compensation is a combination of short-term and long-term incentives. Special emphasis is placed on long-term incentives to align the interests of our associates with those of shareholders. This emphasis on long-term incentives also reflects the crucial importance of innovation and the long product development and commercialization cycles that characterize our industry.

        The table below provides an example of the components to assess performance and how these components are typically weighted.

        Variable compensation may be granted in cash, shares, share units or share options, depending on the compensation plan. For purposes of the conversion of variable compensation into shares, share units or share options, the conversion values of a Novartis share and share option are the closing prices on the grant date, which for 2010 performance was January 19, 2011.

Short-Term Incentive Plans

        Awards under the short-term incentive plans are made each year, calculated by the following formula:

        Under these plans, Novartis defines target incentive percentages of base compensation for each participating associate at the beginning of each performance period—traditionally the start of a calendar year. Target incentive percentages may reach up to 100% of base compensation.

        The business performance multiplier is based on the performance of the Group or business area and may range from 0 to 1.5.

        The individual performance multiplier is based on achievement of individually set performance objectives as well as meeting key behavioral standards (Novartis Values and Behaviors). It may range from 0 up to 1.5.

        In general, the business performance multiplier combined with the individual performance multiplier may not exceed 2. For exceptional performance, however, higher performance multipliers may apply. Such cases require the approval of the Chief Executive Officer and, for Executive Committee members and key executives, also the approval of the Compensation Committee.

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

        Novartis has three main leveraged share savings plans:

–
The Swiss Employee Share Ownership Plan (ESOP) is available in Switzerland to approximately 12,000 associates. Participants within this plan may choose to receive the incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period of Novartis shares granted under the ESOP, each participant will receive one free matching share for every two Novartis shares granted. A total of 5,454 associates chose to receive shares under the ESOP for their performance in 2010.

–
In the United Kingdom, approximately 2,900 associates can invest up to 5% of their monthly salary in shares (up to a maximum of GBP 125) and also may be invited to invest all or part of their net incentive in shares. Two invested shares are matched with one share after a holding period of three years. During 2010, approximately 1,610 associates participated in this plan.

–
26 key executives worldwide were invited to participate in a Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2010. Their annual incentive was awarded in shares and blocked for five years. At the end of the investment period, Novartis matches the invested shares at a ratio of 1:1 (i.e., one share awarded for each invested share).

Associates may only participate in one of these plans in any given year.

Long-Term Incentive Plans

Equity Plan "Select"

        Each year, associates, including Executive Committee members, may be eligible for a grant under the Equity Plan "Select." The grant amount is determined on the basis of business and individual performance. No awards are granted for performance ratings below a certain threshold. Grants can be taken in the form of shares, share options, or a combination of both. In some jurisdictions Restricted Share Units (RSU) are granted rather than shares. In Switzerland, the participants in this plan can elect between shares or RSUs and share options, or a combination of both.

        Each share is entitled to voting rights and payment of dividends during the vesting period.

        Each RSU is equivalent in value to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any dividend or voting rights.

        Each share option granted to associates entitles the holder to purchase one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date (January 19, 2011 for performance grants in 2010). If associates in North America choose to receive part or all of their grant under the Equity Plan "Select" in share options on American Depositary Shares (ADSs), the resulting number of share options is determined by dividing the respective incentive amount by a value that equals 95% of the value of the options on ADS as determined in accordance with International Financial Reporting Standards (IFRS). For associates in other countries, the divisor equals 90% of the IFRS value of options on shares.

        Share options are tradable, when vested, and expire on their tenth anniversary. Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. As mentioned above, to further strengthen the relationships between our associates' long-term interests and those of the Group and our shareholders, the Compensation Committee decided to adjust the vesting period in Switzerland from two to three years as of 2011 performance onwards. If a participant leaves Novartis for reasons other than retirement, disability or death, unvested shares, RSUs and share options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

        The terms of the share options granted since 2007 are shown in the table below.

TERMS OF SHARE OPTIONS

Grant year	Exercise price (CHF/USD)	Vesting (years) (CH/other countries)	Term (years)
2011	54.70/57.07	2/3	10
2010	55.85/53.70	2/3	10
2009	53.65/46.42	2/3	10
2008	64.05/57.96	2/3	10
2007	72.85/58.38	2/3	10

        As of December 31, 2010, 94.7 million share options granted to associates were outstanding, covered by an equal number of shares and corresponding to 3.8% of the total number of outstanding Novartis shares (excluding treasury shares).

        A total of 10,796 participants received 0.9 million restricted shares, 5.4 million RSUs and 17.5 million share options under the Novartis Equity Plan "Select" for their performance in 2010, representing a participation rate of about 11% of all full-time equivalent associates worldwide.

        To further strengthen alignment of the interests of Executive Committee members with those of the Group and our shareholders, the Compensation Committee decided to decrease the target incentives for Executive Committee members under the Equity Plan "Select" for the performance year 2010 onwards and to increase the target incentives under the Long-Term Performance Plan for these executives. Approximately 5% of the total equity value awarded under the Equity Plan "Select" was granted to the Executive Committee members.

Long-Term Performance Plan

        The Long-Term Performance Plan is an equity plan for key executives based on a three-year performance period.

        At the beginning of the performance period, plan participants are allocated RSUs, which may be converted into Novartis shares after the performance period.

        At the end of the performance period, the Compensation Committee adjusts the number of RSUs based on actual performance. The performance is measured by Group Economic Value Added (EVA), a formula to measure corporate profitability while taking into account the cost of capital. The performance target is the sum of three annual Group EVA targets. No incentive is awarded if actual Group EVA performance fails to meet a pre-determined threshold (or if the participant leaves Novartis during the performance period for reasons other than retirement, disability or death). For outstanding Group EVA performance, the adjustment can go up to 200% of the target incentive.

        At the Award date, RSUs are converted into unrestricted Novartis shares without a vesting period. In the United States, awards may also be delivered in cash under the Deferred Compensation Plan.

        As referred to above, to emphasize the alignment of our Executive Committee members' interests with those of the Group and our shareholders, the Compensation Committee decided to decrease the target incentives for Executive Committee members under the Equity Plan "Select" for the performance year 2010 onwards and to increase the target incentives under the Long-Term Performance Plan for these executives.

        On January 19, 2011, 117 key executives were awarded Novartis shares under the Novartis Long-Term Performance Plan, based on Group EVA achievement over the performance period 2008 to 2010.

LONG-TERM PERFORMANCE PLAN PARTICIPANTS HISTORY

Grant year = Target setting	Performance period	Award year = Payout in shares	Plan participants (number of key executives)
2011	2011-2013	2014	127
2010	2010-2012	2013	131
2009	2009-2011	2012	132
2008	2008-2010	2011	117

Special Share Awards

        Selected associates may exceptionally receive special awards of restricted or unrestricted shares or RSUs. These special awards are discretionary, providing flexibility to attract talent or to reward particular achievements or exceptional performance. They may also serve to retain key contributors.

        Restricted special awards generally have a three to five-year vesting period. If an associate leaves Novartis for reasons other than retirement, disability or death, unvested shares or RSUs are generally forfeited. Worldwide 389 associates at different levels in the organization were awarded a total of 1.1 million shares or RSUs in 2010.

Objective Setting

        Compensation of Executive Committee members is highly linked to Group performance against performance objectives. Divisional performance objectives include the following key metrics:

        These metrics are designed to appropriately balance short-term and long-term objectives. On the one hand, objectives are set at ambitious levels each year to motivate a high degree of business performance with emphasis on longer-term financial objectives. On the other hand, they are also designed to avoid inappropriate or excessive risk.

Source of Awarded Shares

        Novartis uses shares repurchased in the market to fulfill obligations to deliver shares as required by the variable compensation plans and special share awards.

        Novartis does not have any approved conditional capital to obtain shares for delivery of our share awards.

Benefits

        The primary purpose of pension and healthcare plans is to establish a level of security for associates and their dependents in respect of age, health, disability and death. The level of pension and healthcare benefits provided to associates is country-specific and is influenced by local market practice and regulations, and is reviewed regularly.

        The Group has a policy to change from defined benefit pension plans (DB) to defined contribution pension plans (DC). Implementation of this policy is well underway. The shift to a defined contribution plan for the Swiss pension fund, the Group's largest, took effect on January 1, 2011.

        Novartis may provide other benefits in a specific country according to local market practice and regulations, including long-service awards and perquisites. Associates who have been transferred on an international assignment can also receive benefits in line with the Novartis policies.

Risk Management

        Our compensation system encourages entrepreneurship but does not reward inappropriate or excessive risk taking and short-term profit maximization at the expense of the long-term health of Novartis. The following characteristics of our compensation system foster a culture of entrepreneurial risk management:

  –
  People Performance Management Process: A rigorous People Performance Management process is in place based on agreed upon objectives, values and behaviors reflecting meritocracy. The performance is monitored and periodically discussed with the associates.

  –
  Balanced Scorecard Approach to Performance-based Incentives: Financial objectives include net sales, operating income, free cash flow as a percentage of sales and Group Economic Value Added (EVA). Non-financial objectives emphasize the achievement of strategic and leadership objectives, and managing people, but also innovation as well as process and productivity improvement. Under the incentive plans, performance multipliers may, in general, not exceed 2 on a combined basis.

  –
  Performance Period and Vesting Schedules: For long-term incentives, performance period and vesting schedules overlap, reducing the motivation to maximize performance in any one period. The Long-Term Performance Plan is an equity plan based on a three-year performance period. The equity awarded under the Equity Plan "Select" vests either after a period of two or three years, depending on the country.

  –
  Balanced Mix of Compensation Elements: The target compensation mix is not overly weighted toward annual incentive awards but represents a combination of cash and long-term share-based compensation vesting over two or three years, depending on the incentive plan.

  –
  Novartis Values and Behaviors: Compliance and ethical conduct are integral factors considered in all performance reviews.

  –
  No Severance Payments or Change-of-Control Arrangements: No employment contract with Executive Committee members contains unusually long notice periods, change-of-control clauses and severance payments.

  –
  Clawback: We implemented "clawback" provisions in individual employment contracts of all Executive Committee members—as well as in incentive plans, and award letters to associates—allowing Novartis to hold back or seek to recover incentive compensation where the payout has been proven to conflict with internal management standards, accounting procedures or a violation of law.

COMPENSATION GOVERNANCE

Legal Framework

        The Swiss Code of Obligations as well as the Corporate Governance Guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of Board members and the Executive Committee members, their equity participation in the Group as well as loans made to them. This Compensation Report fulfills that requirement. In addition, our Compensation Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse).

Decision-Making Authorities

        Authorities for decisions related to compensation are governed by the Articles of Incorporation, the Board Regulations and the Compensation Committee Charter, which are published on the Novartis website: www.novartis.com/corporate-governance.

        The Compensation Committee serves as the supervisory and governing body for compensation policies and plans within Novartis. It reviews and proposes compensation policies and plans for approval by the Board of Directors. The Compensation Committee also reviews and approves the employment contracts and the individual compensation for selected key executives, including the Executive Committee members.

        The Compensation Committee is composed exclusively of Board members, who meet the independence criteria set forth in our Board Regulations. Currently, the Compensation Committee has the following five members: Marjorie M.T. Yang (chair), William Brody, Srikant Datar, Ulrich Lehner and Hans-Joerg Rudloff. In 2010, the Compensation Committee held four meetings. The meetings held in

January 2010 had the primary purpose of reviewing the performance of the businesses and the respective management teams and determining compensation for the Executive Committee members.

        All compensation plans and levels are reviewed regularly based on publicly available data as well as on analyses by independent compensation research companies and external compensation advisors. Trends and developments in the field of compensation and corporate governance are carefully analyzed, reviewed and discussed on an ongoing basis with outside experts and advisors. The authorization levels are shown below:

Compensation Authorization Levels

Decision on	Recommendation	Authority
Compensation of Board members	Compensation Committee	Board of Directors
Compensation of the Chief Executive Officer	Chairman of the Board	Compensation Committee
Compensation of the other Executive Committee members and other selected key executives	Chief Executive Officer	Compensation Committee
Annual incentive plans and Equity Plan "Select"	Chief Executive Officer	Compensation Committee
Long-Term Performance Plan	Chief Executive Officer	Compensation Committee
Special Share Awards	Chairman of the Board or Chief Executive Officer	Compensation Committee

Compensation Committee Advisor

        The Compensation Committee currently uses Pearl Meyer & Partners LLC as its independent external compensation advisor. The advisor is independent from management and does not perform any other consulting work for Novartis. The key task of the advisor is to assist the Compensation Committee in ensuring that the Novartis compensation policies and plans are competitive, correspond to market practice and are in line with our compensation principles.

        The Compensation Committee enters into a consulting agreement with its independent advisor on an annual basis. In determining whether or not to renew the engagement with the advisor, the Compensation Committee evaluates the quality of the consulting service and annually assesses the projected scope of work for the coming year.

        Based on the appraisal for 2010, the Compensation Committee determined that the advisor is free of any relationships that would impair professional judgment and advice to the Compensation Committee.

COMPENSATION 2010

Board of Directors

Chairman

        In January 2010, the Board of Directors accepted the proposal of Daniel Vasella, M.D., to complete the succession process and hand over his responsibilities as Chief Executive Officer of Novartis to Joseph Jimenez, effective February 1, 2010. Dr. Vasella had served as Chief Executive Officer for 14 years and as

Chairman of the Board of Directors for 11 years. Dr. Vasella continues in his role as Chairman of the Board of Directors, concentrating on strategic priorities.

        Under a new contract, the Chairman receives fixed annual compensation. One third is paid out in monthly cash installments; the remaining two thirds are in the form of unrestricted Novartis shares which are granted to him each year. He no longer may participate in any of the variable compensation plans described above.

        Following his term as Chairman, Dr. Vasella agreed to continue to make available his know-how to Novartis and to refrain from activities that compete with any business of Novartis for a multi-year period. Dr. Vasella will receive fair market compensation in return for his services and for complying with the restriction not to compete.

        In addition, the contract provided for additional retirement benefits through a one-time payment of CHF 12 million in the form of an insurance policy.

Other Board Members

        The other Board members receive an annual Board membership fee and additional fees for committee chairmanships, committee memberships and other functions to reflect their increased responsibilities and engagements. Board members do not receive additional fees for attending meetings.

        Board members do not receive variable compensation, underscoring their focus on the long-term corporate strategy and their supervisory role. The Board of Directors determines the compensation of the other Board members each year, based on a proposal by the Compensation Committee.

        The fee rates for the other Board members are the following:

Other Board Member Annual Fee Rates

Annual fee (CHF)
Board membership	350,000
Vice Chairman	50,000
Chairman's Committee membership	150,000
Audit and Compliance Committee membership	100,000
Risk Committee membership	50,000
Compensation Committee membership	50,000
Corporate Governance and Nomination Committee membership	50,000
Delegated board membership(1)	125,000

(1)
The Board of Directors has delegated Rolf M. Zinkernagel to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD). The Board of Directors has delegated both, Rolf M. Zinkernagel and William Brody to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

        The other Board members can choose to receive their fees in cash, shares or a combination of both. Board members do not receive share options.

 Board Member Compensation in 2010(1)

	Board membership	Vice Chairman	Chairman's Committee	Audit and Compliance Committee		Risk Committee		Compen-sation Committee		Corporate Governance and Nomination Committee		Delegated board membership	Annual cash compensation (CHF)	Shares (number)	Other (CHF)(2)	Total (CHF)(3)
Daniel Vasella	Chair		Chair	•	(4)	•	(4)	•	(4)	•	(4)		3,666,674	131,304	189,260	7,950,791	(5)
Ulrich Lehner	•	•	•	•		•		•		Chair			1,110,000	—	59,034	1,169,034
Hans-Joerg Rudloff	•	•	•	•		•		•					750,000	—	37,666	787,666
William Brody(6)	•							•				•	375,000	2,686	—	525,013
Srikant Datar	•			Chair		•		•					459,688	1,797	—	560,050
Ann Fudge	•									•			250,000	2,686	—	400,013
Alexandre F. Jetzer-Chung(7)	•												350,000	—	17,722	367,722
Pierre Landolt(8)	•									•			106,000	5,265	22,604	422,654
Andreas von Planta	•			•		Chair				•			453,000	1,916	28,344	561,307
Wendelin Wiedeking	•			•		•							150,875	6,252	26,593	526,642
Marjorie M.T. Yang	•							Chair					410,000	—	23,133	433,133
Rolf M. Zinkernagel(9)	•									•		•	650,000	—	33,677	683,677
Total													8,731,237	151,906	438,033	14,387,702

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation. All shares were granted as per January 19, 2010 against the prevailing share price of CHF 55.85.

(2)
Pension and social security costs due by the individual and paid by the company.

(3)
A Board member who is tax resident in Switzerland can voluntarily choose to block the shares. In 2010, Daniel Vasella blocked his shares for ten years and Andreas von Planta for five years. The value of the shares reflected in this table has been calculated using the valuation methodology described on page 201.

(4)
Daniel Vasella attended the meetings of this Committee as a guest from February 1, 2010.

(5)
Does not include Board member compensation received from Alcon, Inc.

(6)
The Board of Directors has delegated William Brody to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

(7)
In addition, Alexandre F. Jetzer-Chung was paid CHF 380,004 for consulting services.

(8)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.

(9)
The Board of Directors has delegated Rolf M. Zinkernagel to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD) and to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

 Executive Committee Members

Process for Performance Appraisal and Compensation Setting for the Chief Executive Officer

        At the beginning of a business year, the Chairman meets with the Chief Executive Officer to discuss and set his objectives for the coming year. The Board of Directors reviews and approves these objectives, ensuring that they are in line with the Group's goals of fostering sustainable performance, balancing short- and long-term goals, and does not reward inappropriate or excessive risk taking at the expense of the long-term health of the Group.

        At the end of a business year, the Chief Executive Officer prepares and presents to the Chairman and the Board of Directors a self-appraisal assessing actual results against the previously agreed objectives, taking into account the audited financial results as well as Novartis Values and Behaviors. The Board of Directors discusses the self-appraisal without the Chief Executive Officer being present. It evaluates the extent to which targeted objectives have been achieved and, to the extent possible, compares these results with peer industry companies, taking into account general financial criteria and industry developments. The Board of Directors shares its appraisal with the Chief Executive Officer afterwards. Based on this appraisal, the Compensation Committee decides upon the Chief Executive Officer's total compensation and the target compensation for the coming year. The Compensation Committee takes into account all relevant factors, including available benchmark information and the advice of the Compensation Committee advisor.

Process for Performance Appraisal and Compensation Setting for the other Executive Committee Members

        In January, the Board of Directors meets with the Chief Executive Officer to review and discuss the performance of the other Executive Committee members for the previous year, taking into account the audited financial results, the level of achievement of financial and non-financial objectives as well as Novartis Values and Behaviors.

        In a separate session, the Compensation Committee decides, in the presence of the Chief Executive Officer and based on his recommendations, on the variable compensation for the other Executive Committee members and other selected key executives for the previous year. At the same meeting, the Compensation Committee decides on the target compensation for these executives for the coming year.

        In addition to the full year, the mid-year performance of the other Executive Committee members is reviewed in August. At the same time, the Board of Directors also carries out a mid-year review of the performance of the individual businesses.

Challenging Performance Objectives

        Compensation of Executive Committee members is highly linked to business performance against performance objectives. The metrics of performance objectives, including net sales, operating income, market share, Group Economic Value Added (EVA) or innovation, are designed to appropriately balance short-term and long-term objectives. On the one hand, objectives are set at ambitious levels each year to motivate a high degree of business performance with emphasis on longer term financial objectives. On the other hand, they are also designed to avoid inappropriate or excessive risk.

        Novartis does not disclose specific objectives—or their weightings—because it would signal areas of strategic focus and impair the Group's ability to leverage these areas for competitive advantage. For example, disclosure of our cash flow objectives would provide insight into timing of large capital investments or acquisitions. In addition, knowledge of the objectives could be used by competitors to target the recruitment of key executives from Novartis. Disclosing specific objectives and metrics would also give our competitors insight into key market dynamics and areas that could be used against Novartis competitively by industry consultants or competitors targeting existing customers.

 Objectives for Variable Compensation of the Chief Executive Officer

        The financial criteria for short-term performance appraisal typically include growth objectives for net sales, operating income, net income and earnings per share. For long-term performance appraisal, the financial criterion is Group Economic Value Added (EVA).

        Non-financial objectives typically include successful acquisitions, disposals and licensing transactions; Research and Development performance; product launches; successful implementation of growth or cost containment initiatives; process improvements; the successful launch or closures of sites or operations; or leadership and people management.

Performance in 2010

        At its meeting on January 18, 2011, the Compensation Committee decided on the amounts of variable compensation for 2010 for the Executive Committee members by applying the principles described above. The specific compensation decisions made for the Chief Executive Officer and the Executive Committee members reflect their achievements against the financial and non-financial performance objectives established for each of them at the beginning of the year.

        The achievements were assessed from both a quantitative and a qualitative perspective, with the Compensation Committee using its judgment in concert with a review of metrics. This is in line with Novartis best practice in assessing a senior executive's performance.

        The Compensation Committee recognized the following key accomplishments:

  –
  The Pharmaceuticals Division achieved strong volume growth of 8 percentage points, significantly higher than the industry average, as sales of recently launched products reached $6.6 billion, or 21% of the division's sales, a significant increase from 16% of sales compared to the previous year;

  –
  Sandoz delivered double-digit growth driven by launches of first-to-market differentiated, complex generics in the US, such as the low molecular weight heparin enoxaparin; continued growth of biosimilars; and growth rates several times faster than the market in Central and Eastern Europe, as well as Turkey and the Middle East;

  –
  The Consumer Health Division overcame the effects of the global recession and increased net sales by 6% in constant currencies, growing ahead of market in all businesses thanks to strong performance of several key brands;

  –
  The Vaccines and Diagnostics Division increased net sales to $2.9 billion and achieved approval of Menveo. Deliveries of influenza A (H1N1) pandemic vaccines generated $1.3 billion in sales during the first half of the year;

  –
  The ability to consistently launch new and better products and thus establish market positions is decisive for sustainable success—among the most important approvals were Gilenya, the first oral medicine for first-line treatment of relapsing forms of multiple sclerosis approved in the US, and Tasigna, which was approved for treatment of patients with newly diagnosed chronic myeloid leukemia in the US, EU, Japan and Switzerland;

  –
  Since August 2010, Novartis has held majority ownership of Alcon, Inc., the global leader in eye care and plans to fully integrate Alcon into Novartis. This will provide shareholders with a new growth platform and allow realization of substantial synergies between the two organizations; and

  –
  During 2010 Novartis was able to further expand its presence in emerging countries and achieved sales growth of 12% in six key emerging markets compared with the previous year.

 Compensation for Performance in 2010

        The compensation table on the following page discloses the compensation granted to the Executive Committee members for performance in 2010. The following paragraphs describe the principles underlying the data in the table.

        Alignment of Reporting and Performance.    The compensation table synchronizes the reporting of annual compensation with the performance in the given year, i.e., all amounts awarded for performance in 2010, including the future ESOP/LSSP match, are disclosed in full.

        Disclosure Structure.    The compensation table shows the compensation granted to each Executive Committee member for performance in 2010 for all compensation elements—base compensation, variable compensation and benefits—as described above.

        The column "Future ESOP/LSSP match" reflects shares to be awarded in the future if the Executive Committee member remains with Novartis for at least three or five years, respectively. The Executive Committee members were invited to invest their annual incentive awards for 2010 in the leveraged share saving plans—either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP)—to further align their interests with those of our shareholders. Under the plan rules, participants will receive additional shares ("matching shares") after the expiration of either the three- or five-year vesting period. Under the three-year ESOP, for every two shares invested, the participant receives one matching share. Under the five-year LSSP, each share invested entitles the participant to receive one matching share. If a participant leaves Novartis prior to the expiration of the vesting period, in general, no matching shares are awarded.

        Valuation Principles.    Shares, RSUs and share options under the variable compensation plans are generally granted with a vesting(1) period. In addition, associates in Switzerland, including the Executive Committee members, may block(2) shares received under any variable compensation plan for up to 10 years.

(1)
Vesting refers to the waiting period under a share-based incentive plan that must expire before the associate becomes irrevocably entitled to the shares, RSUs or share options involved. The associate cannot sell or exercise unvested share, RSUs or share options. If an associate leaves Novartis prior to the expiration of the vesting period for reasons other than retirement, disability or death, the associate will generally forfeit rights to such shares, RSUs or share options.

(2)
Blocking refers to the ability of associates in Switzerland to opt for an extended trading restriction period of up to 10 years from the award date (including vesting). Novartis encourages associates to block their shares because doing so aligns the associates' interests with those of shareholders.

        The Compensation Committee believes that such restrictions affect the value of the shares, RSUs and share options.

        The Swiss Federal Tax Administration, in its "Kreisschreiben Nr. 5", provides for a methodology pursuant to which unvested or blocked shares or share options shall be valued with a discount for each year they are unvested or blocked. In addition, for the valuation of share options, the Swiss Tax Authorities apply—in a standing practice for Novartis (since 1997)—an option valuation model based on Black-Scholes.

        In the Compensation Committee's view, this is the appropriate methodology to report the economic value of shares, RSUs and share options for executive compensation under Swiss law because, unlike IFRS, it takes into account the trading restrictions due to vesting and blocking. The application of this methodology to determine the value of the shares, RSUs and share options granted for the year 2010 is explained in footnote 9 to the Executive Committee Member Compensation table below and applies to all Executive Committee members.

        See "Item 18. Financial Statements—note 27" for information on Executive Officer and Director compensation as calculated under IFRS.

 Executive Committee Member Compensation for Performance in 2010(1)

		Base compensation	Variable compensation						Benefits		Total		Total compensation
			Short-term incentive plans
					Long-term incentive plans
												Future ESOP/ LSSP match(10)	Including future ESOP/ LSSP match(11),(12)
					Equity Plan "Select"		Long-Term Performance Plan	Special share awards	Pension benefits	Other benefits
	Currency	Cash (Amount)	Cash (Amount)	Shares (Number)(2)	Shares (Number)(3)	Options (Number)(4)	Shares (Number)(5)	Shares (Number)(6)	(Amount)(7)	(Amount)(8)	(Amount)(9)	Shares (Number)	(Amount)
Joseph Jimenez
(Chief Executive Officer
since February 1, 2010)	CHF	1,458,334	590,000	16,180	124,552	—	37,088	—	166,162	92,287	11,060,421	16,180	11,721,780
Juergen
Brokatzky-Geiger	CHF	678,338	—	12,432	24,863	—	11,435	—	146,470	11,965	2,729,841	12,432	3,109,563
David Epstein
(since February 1, 2010)(13)	USD	779,167	358,359	7,944	38,646	—	17,031	—	184,984	85,309	4,570,330	7,944	4,909,104
Mark C. Fishman	USD	968,000	14,036	16,716	67,847	—	31,006	—	256,555	122,518	7,094,527	16,716	7,807,400
Jeff George
(since February 1, 2010)(13)	CHF	595,833	589,783	—	10,782	129,613	4,913	9,167	62,006	47,226	2,574,092	—	2,574,092
George Gunn
(since February 1, 2010)(13)	CHF	756,250	862,217	—	27,364	—	13,840	—	98,780	14,529	3,820,992	—	3,820,992
Andrin Oswald
(since February 1, 2010)(13)	CHF	595,833	577,317	—	21,105	—	6,488	9,167	65,063	27,818	2,635,810	—	2,635,810
Jonathan Symonds
(since February 1, 2010)(13)	CHF	770,000	—	14,022	29,159	—	6,772	—	125,650	—	2,937,515	14,022	3,510,676
Thomas Werlen	CHF	725,008	—	10,010	10,010	120,330	13,718	—	122,617	22,366	2,442,364	10,010	2,670,839
Total(14)	CHF	7,397,668	3,006,825	77,304	354,328	249,943	142,291	18,334	1,246,206	432,452	40,339,284	77,304	43,276,326

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)
Participants elected to invest some or all of the value of their incentive in the five-year Leveraged Share Savings Plan (LSSP) or the three-year Swiss Employee Share Ownership Plan (ESOP; if eligible) rather than to receive cash.

(3)
Juergen Brokatzky-Geiger, Andrin Oswald and Thomas Werlen have voluntarily blocked these shares for ten years, Jonathan Symonds for five years. These blocking periods include the two year vesting period.

(4)
Novartis share options granted under the Novartis Equity Plan "Select" are tradeable. Share options granted outside North America will expire on January 19, 2021, have a two-year vesting period in Switzerland (three years in other countries) and have an exercise price of CHF 54.70 per share (the closing price of Novartis shares on the grant date of January 19, 2011). Share options on ADSs granted to participants in North America will expire on January 19, 2021, have a three-year vesting period and an exercise price of USD 57.07 per ADS (the closing price of Novartis ADSs on the grant date of January 19, 2011).

(5)
Awarded based on the achievement of Group Economic Value Added (EVA) objectives over the performance period ended December 31, 2010. Jonathan Symonds has voluntarily blocked these shares for five years.

(6)
Consists of a special award of RSUs to Jeff George and to Andrin Oswald, both awarded on September 1, 2010, against the closing share price of that day of CHF 54.05. These awarded RSUs have a five-year vesting period.

(7)
Service costs of pension and post-retirement healthcare benefits accumulated in 2010, and employer contributions to defined contribution pension plans in 2010.

(8)
Includes perquisites and other compensation paid during 2010. Does not include cost allowances and tax-equalization payments regarding the international assignment of David Epstein, Jeff George and Andrin Oswald.

(9)
Values of shares and RSUs granted are discounted by 6% per year depending on the length of the combined vesting and blocking period. For example, the value of a share award subject to a two-year vesting/blocking period calculated in accordance with the methodology described in the Kreisschreiben Nr. 5 equals 89% of its market value at the grant date. The value of a share award with a combined vesting/blocking period of ten years equals 55.839% of its market value at the grant date. The closing share price on the grant date January 19, 2011 was CHF 54.70 per Novartis share and $57.07 per ADS. The values of share options granted are reported based on the valuation principles contained in a tax ruling from the Swiss tax authorities, reflecting the principles as disclosed in the aforementioned Kreisschreiben Nr. 5. According to this methodology, tradable share options under the Equity Plan "Select" with a vesting period of two years have a value of CHF 0.89 per option at grant.

(10)
Reflects shares to be awarded in the future under the share saving plans, either the three-year Swiss Employee Share Ownership Plan (ESOP) or the five-year Leveraged Share Savings Plan (LSSP). Participants will receive additional shares ("matching shares") after the expiration of either the three- or five-year vesting period. If a participant leaves prior to the expiration of the vesting period, in general no matching shares are awarded. Thomas Werlen has voluntarily blocked these LSSP matching share units for 15 years (including the five-year vesting period). Juergen Brokatzky-Geiger has voluntarily blocked these LSSP matching share units for ten years (including the five-year vesting period).

(11)
The values of shares, RSUs and share options reflected in this column have been calculated using the valuation methodology described in footnote 9. Regarding the valuation of matching shares (please see footnote 10) the following applies: if an Executive Committee member has chosen to block the shares to be received in the future under the five-year Leveraged Share Savings Plan for an additional 10 years, leading to a combined vesting/blocking period of 15 years, then the value of the matching shares reflected in the table will be 41.727% of the share price on the grant date. The closing share price on the grant date January 19, 2011 was CHF 54.70 per Novartis share and USD 57.07 per ADS.

(12)
All amounts are gross amounts (i.e., before deduction of social security and income tax due by the executives). The employer's share of social security contributions is not included.

(13)
The base compensation and pension benefits in the table reflect the compensation over the period from February 1, 2010 to December 31, 2010. The granted variable compensation and other benefits reflect the compensation that is attributable to the period as an Executive Committee member. This means that for these compensation components 11/12 of the annual compensation is disclosed.

(14)
Amounts in $ for David Epstein and Mark C. Fishman were converted at a rate of CHF 1.00 = $0.961, which is the same average exchange rate used in the Group's consolidated financial statements.

        As shown in the table below, most of executive compensation is variable and awarded in the form of restricted equity. This ensures alignment with the interests of Novartis and its shareholders.

Executive Committee Member Compensation Mix in 2010—Cash and Share-Based Compensation

	Cash(1)	Share-based compensation(2)
Joseph Jimenez	18.5%	81.5%
Juergen Brokatzky-Geiger	23.3%	76.7%
David Epstein	25.9%	74.1%
Mark C. Fishman	14.6%	85.4%
Jeff George	49.1%	50.9%
George Gunn	43.9%	56.1%
Andrin Oswald	46.7%	53.3%
Jonathan Symonds	22.7%	77.2%
Thomas Werlen	29.3%	70.7%

Total	25.8%	74.2%

(1)
Cash includes all benefits except pension benefits.

(2)
Shares, RSUs and share options, including future ESOP/LSSP match.

        The variable compensation for performance in 2010 awarded to the Executive Committee members amounted to between 314% and 686% of the base compensation.

        In 2010, the Executive Committee members earned 17.1% as base compensation, 79.0% as variable compensation, and 3.9% as benefits.

2010 Executive Committee Compensation Elements

 Executive Committee Compensation History

	Executive Committee members		Total compensation (CHF)
2010	9	(1)	43,276,326
2009	9		59,952,704
2008	10	(2)	55,017,871
2007(3)	11	(4)	55,812,695
2006	8		60,988,500
2005	7		51,771,841
2004	6		46,190,589

(1)
Does not include the five Executive Committee members who stepped down during 2010. For details on these members see "Compensation 2010—Compensation of the Executive Committee Members—Compensation for Executive Committee Members who stepped down during 2010".

(2)
Includes Thomas Ebeling who served on the Executive Committee until December 1, 2008.

(3)
Since 2007, disclosed compensation includes all amounts awarded for performance in the given year, i.e., the reporting of the annual compensation is synchronised with the performance in that specific year.

(4)
Includes Paul Choffat who retired May 11, 2007 and Urs Baerlocher who retired August 31, 2007.

Executive Committee Compensation History in Relation to Net Income

Compensation for Executive Committee Members who Stepped down during 2010

        In January 2010, the Board of Directors accepted the proposal of Daniel Vasella, M.D., to complete the succession process and hand over his responsibilities as Chief Executive Officer of Novartis to Joseph Jimenez, effective February 1, 2010. Dr. Vasella had served as Chief Executive Officer for 14 years and as Chairman of the Board of Directors for 11 years. Dr. Vasella continues in his role as Chairman of the Board of Directors, concentrating on strategic priorities.

        Raymund Breu stepped down from the Executive Committee as of February 1, 2010. He retired on March 31, 2010, having reached the mandatory retirement age.

        With effect from February 1, 2010, Novartis simplified its leadership structure and reduced the size of the Executive Committee from 12 to 9 members. Joerg Reinhardt, Andreas Rummelt and Thomas Wellauer stepped down from the Executive Committee and decided to pursue their careers outside of Novartis.

 Compensation for Executive Committee Members who Stepped down during 2010

Total compensation (CHF)(1)
Daniel Vasella(2)	14,179,305
Raymund Breu(3)	2,370,073
Joerg Reinhardt(4)	3,524,149
Andreas Rummelt(5)	1,738,299
Thomas Wellauer(6)	2,593,081

Total	24,404,907

(1)
Compensation has been calculated using the valuation methodology described under "—Compensation 2010—Compensation for Performance in 2010—Valuation Principles".

(2)
Compensation relates to the period until January 31, 2010 during which Daniel Vasella served in his role as Chairman and Chief Executive Officer. Includes shares to be awarded in the future under the Leveraged Shares Savings Plan (LSSP). Includes a one-time payment of CHF 12 million in the form of an insurance policy and the conclusion of his residual statutory and contractual employment entitlements.

(3)
Compensation relates to the period until January 31, 2010 when Raymund Breu stepped down from the Executive Committee. Includes a special award in recognition of his contributions to Novartis.

(4)
Compensation relates to the period until Joerg Reinhardt left Novartis.

(5)
Compensation relates to the period until Andreas Rummelt left Novartis. Includes a special award in recognition of his contribution to the A (H1N1) project.

(6)
Compensation relates to the period until Thomas Wellauer left Novartis. Includes a special award in recognition of his contributions to the procurement savings project. Also includes a special contribution to his pension fund.

Total Compensation to Executive Committee Members in 2010

        The aggregate amount of compensation awarded to all Executive Committee members in 2010 (incl. compensation awarded to Executive Committee members who stepped down during 2010) is CHF 67,681,233.

Total Compensation to Executive Committee Members in 2010

Total compensation (CHF)
Executive Committee member compensation for performance in 2010	43,276,326
Compensation for Executive Committee members who stepped down during 2010	24,404,907

Total	67,681,233

SHARE OWNERSHIP

Ownership Guidelines

        Investors want the leaders of the companies they invest in to act like owners. In the Board of Directors' view, that alignment works best when Board members and key executives have meaningful portions of their personal holdings invested in the equity of their company. This is why Novartis sets share ownership guidelines for Board members and approximately 30 of the key executives of the Group.

        Board members are required to own at least 5,000 Novartis shares within three years after joining the Board of Directors.

        Key executives are required to own at least a certain multiple of their annual base salary in Novartis shares or share options. The Chief Executive Officer is required to own Novartis equity worth five times, the other Executive Committee members three times, and other key executives one to two times (position specific) their respective base compensation within three years of hire or promotion. In the event of a substantial drop in the share price, the Board of Directors may, at its discretion, extend that time period.

        The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.

        Novartis equity counting against the share ownership requirement includes vested and unvested shares or ADSs acquired under the Novartis compensation plans, as well as RSUs thereof, with the exception of unvested matching RSUs from leveraged share savings plans and unvested RSUs from the Long-Term Performance Plan. In addition, it includes other shares as well as vested options on Novartis shares or ADSs that are owned directly or indirectly by "persons closely linked"(1) to the Board member or key executive.

(1)
"Persons closely linked" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

Shares and Share Options owned by Board Members

        The total number of vested and unvested Novartis shares and share options owned by Board members and "persons closely linked"(1) to them as of January 19, 2011, is shown in the following tables.

        As of January 19, 2011, none of the Board members together with "persons closely linked"(1) to them owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

        As of December 31, 2010, all Board members who have served at least three years on the Board of Directors complied with the share ownership guidelines.

Shares Owned by Board Members

Number of shares(1)
Daniel Vasella	3,288,608
Ulrich Lehner	22,193
Hans-Joerg Rudloff	40,080
William Brody	5,133
Srikant Datar	17,342
Ann Fudge	6,008
Alexandre F. Jetzer-Chung	80,800
Pierre Landolt(2)	35,061
Andreas von Planta	109,580
Wendelin Wiedeking	34,182
Marjorie M.T. Yang	18,000
Rolf M. Zinkernagel	22,800

Total	3,679,787

(1)
Includes holdings of "persons closely linked" to Board members (see definition on page 207).

(2)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of all shares.

 Share Options owned by Board Members

Number of share options(1)
Daniel Vasella	3,565,366
Ulrich Lehner	—
Hans-Joerg Rudloff	24,570
William Brody	—
Srikant Datar	—
Ann Fudge	—
Alexandre F. Jetzer-Chung	9,214
Pierre Landolt(2)	6,911
Andreas von Planta	—
Wendelin Wiedeking	—
Marjorie M.T. Yang	—
Rolf M. Zinkernagel	15,357

Total	3,621,418

(1)
Includes holdings of "persons closely linked" to Board members (see definition on page 207). The last year in which Novartis granted share options to non-executive Board members was in 2002. In 2002, Novartis granted 79,087 share options to non-executive Board members at an exercise price of CHF 62 and a term of nine years.

(2)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of all share options.

Shares and Share Options owned by the Executive Committee Members

        The following tables show the total number of vested and unvested Novartis shares (including share units but excluding unvested matching share units from leveraged share savings plans and unvested target units from the Long-Term Performance Plan) and the total number of share options owned by the Executive Committee members as of January 19, 2011.

        As of January 19, 2011, no member of the Executive Committee together with "persons closely linked" to them (see definition on page 207) owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

        As of December 31, 2010, all Executive Committee members who have served at least three years on the Executive Committee have met or exceeded their personal Novartis ownership requirements.

Shares owned by Executive Committee Members

Number of shares(1)
Joseph Jimenez	298,366
Juergen Brokatzky-Geiger	199,600
David Epstein	245,201
Mark C. Fishman	385,921
Jeff George	47,613
George Gunn	210,932
Andrin Oswald	90,347
Jonathan Symonds	79,548
Thomas Werlen	109,797

Total	1,667,325

(1)
Includes holdings of "persons closely linked" to Executive Committee members (see definition on page 207).

 Share Options owned by Executive Committee Members

	Number of share options(1)
	2011	2010	2009	2008	2007	Other	Total
Joseph Jimenez	—	—	552,076	157,266	—	—	709,342
Juergen Brokatzky-Geiger	—	—	75,705	109,016	55,130	91,306	331,157
David Epstein	—	—	—	—	—	590,229	590,229
Mark C. Fishman	—	—	—	184,870	142,724	523,215	850,809
Jeff George	141,396	—	—	—	—	114,979	256,375
George Gunn	—	—	—	—	—	94,371	94,371
Andrin Oswald	—	—	—	—	—	5,633	5,633
Jonathan Symonds	—	—	—	—	—	54,348	54,348
Thomas Werlen	120,330	171,196	175,912	—	—	141,215	608,653

Total	261,726	171,196	803,693	451,152	197,854	1,615,296	3,500,917

(1)
Share options disclosed for a specific year were granted in that year under the Novartis Equity Plan "Select." The column "Other" refers to share options granted in 2006 or earlier, to share options granted to these executives while they were not Executive Committee members, and to share options bought on the market by the Executive Committee members or "persons closely linked" to them (see definition on page 207).

LOANS AND OTHER PAYMENTS

Loans to Board Members or Executive Committee Members

        No loans were granted to current or former Board members or Executive Committee members during 2010. No such loans were outstanding as of December 31, 2010.

Other payments to Board Members or Executive Committee Members

        During 2010, no payments (or waivers of claims) other than those set out in the Board Members Compensation table, in the Executive Committee Member Compensation table and in the table of compensation for Executive Committee members who stepped down during 2010 were made to current Board members or Executive Committee members or to "persons closely linked" to them (see definition on page 207).

Payments to former Board Members or Executive Committee Members

        During 2010, no payments (or waivers of claims) were made to former Board members or Executive Committee members or to "persons closely linked" to them (see definition on page 207), except for an amount of CHF 62,298 that was paid to the Honorary Chairman.

Item 6.C    Board Practices

INTRODUCTION

        The corporate governance framework of Novartis reflects a system of checks and balances between the powers of the shareholders, the Board of Directors and the management with the goal to safeguard the interests of Novartis and its shareholders while creating sustainable value.

        Since the creation of Novartis in 1996, the Board of Directors has continuously improved the corporate governance framework of Novartis by proactively implementing emerging best corporate governance standards long before these were embedded in the Swiss Code of Best Practice for Corporate Governance ("the Swiss Code") or in the law.

        In 1999, Novartis established the new position of Lead Director as a check and balance following the election of Chief Executive Officer Daniel Vasella, M.D., to the additional post of Chairman. Moreover, three new Board committees—the Compensation Committee, the Audit and Compliance Committee and the Corporate Governance and Nomination Committee—were created, composed exclusively of independent Board members.

        In 2002, five years before legislation came into force in 2007, requiring companies to disclose the total compensation of their executive management group as well as the highest compensation attributed to a member of the executive management, Novartis had already implemented even more rigorous disclosure standards by reporting the individual annual compensation of all members of the Executive Committee.

        In 2004, two years earlier than required for non-US corporations, Novartis complied with the challenging certification requirements under the US Sarbanes-Oxley Act, in particular Section 404 of this Act.

        In 2009, the Board of Directors established a new Risk Committee that oversees the Group's enterprise risk management, strengthening the Board of Directors' supervisory function over management in this critical area. While fostering a culture of risk-adjusted decision making, the Risk Committee ensures that reasonable risk-taking and innovation are not constrained.

        In 2010, the Chairman and CEO functions were separated. In addition several emerging best corporate governance standards were proactively implemented, including the introduction of a "say-on-pay" shareholder vote, making changes to our executive compensation system to further strengthen the alignment of incentives with the long-term success of Novartis and a number of new disclosures, including on qualifications of Board members.

        Novartis evaluates emerging best governance standards and adopts those that are found to be appropriate for Novartis. These standards are then tailored to Novartis, its business, management, stakeholders and shareholders with a view to create a corporate governance regime that supports the creation of sustainable value. This cannot be achieved by implementing corporate governance standards "as is" ("one size fits all approach").

        There are encouraging signs that the dangers of this "one size fits all approach" to corporate governance are now being acknowledged not only by the issuers but also by investors and regulators. In 2010 several prominent UK pension funds publicly criticized the new rule in the revised UK Corporate Governance Code recommending annual re-election of company directors. The pension funds criticized the new rule as unnecessary and damaging to the interests of companies and shareholders since the rule would lead to a short-term culture with the risk of effective boards being distracted by short-term voting outcomes rather than allowing for long-term, constructive relationships of investors with the companies in which they invest. Another positive example of addressing "real" corporate governance issues is the willingness of the SEC to investigate, and if necessary regulate, deficiencies in the proxy system, including over/under-voting of shares, issuers not being able to communicate with their shareholders, low voting participation of retail investors and potential conflicts of interest and a lack of accuracy and transparency of proxy advisory firms that influence or control a significant percentage of the votes in public companies.

        At the heart of good corporate governance lies a strong Board of Directors, which represents the interests of the shareholders and other stakeholders, and the professionalism and integrity of management, creating the foundation for sustainable value. While the size, composition and structure of the Board of Directors are easy to describe and can easily be checked from the outside, it is difficult to demonstrate that the core processes, like information flow and decision making, are state-of-the-art. It is even more difficult, if not impossible, to describe the prevailing board culture, although the latter is essential for its effective function. Novartis aims to foster an atmosphere in which Board members can pose challenging questions, voice dissenting views and secure access to independent information through extensive contacts with senior Novartis executives—inside and outside the boardroom. Diversity of a Board of Directors is a critical success factor for its work. The Novartis Board of Directors today is diverse in terms of background, interests and skills.

OUR CORPORATE GOVERNANCE FRAMEWORK

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

        Novartis is also subject to the rules of the New York Stock Exchange (NYSE) as applicable to foreign private issuers of securities. The NYSE requires Novartis to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the NYSE. Different from corporate governance rules applicable to domestic US companies listed on NYSE, shareholders of Novartis do not receive written reports from committees of the Board of Directors. Also, the external auditors are appointed by our shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee. In addition, while our shareholders cannot vote on all equity-compensation plans, they are entitled to hold a consultative vote on the compensation system of Novartis. The vote takes place before every significant change to the compensation system, but at least every third Annual General Meeting. Finally, our Board of Directors has set up a separate Risk Committee that is responsible for risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee.

Swiss Code of Best Practice for Corporate Governance

        Novartis applies the Swiss Code of Best Practice for Corporate Governance.

Novartis Corporate Governance Standards

        Novartis has incorporated the corporate governance standards described above into the Articles of Incorporation and the Regulations of the Board of Directors, its Committees and the Executive Committee (www.novartis.com/corporate-governance).

        The Corporate Governance and Nomination Committee regularly reviews these standards and principles in the light of prevailing best practices and makes recommendations for improvements of the corporate governance framework of Novartis for consideration by the full Board of Directors.

        Additional corporate governance information can be found on the Novartis website: http://www.novartis.com/corporate-governance.

        Printed copies of the Novartis Articles of Incorporation, Regulations of the Board and Charters of Board Committees can be obtained by writing to: Novartis AG, Attn: Corporate Secretary, Lichtstrasse 35, CH-4056 Basel, Switzerland.

OUR SHAREHOLDERS

Shares

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

        Novartis shares are listed and traded on the SIX Swiss Exchange (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN) as well as on the NYSE in the form of American Depositary Receipts (ADRs) representing Novartis American Depositary Shares (ADSs) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

        The holder of an ADS has the rights enumerated in the Deposit Agreement (such as the right to vote and to receive a dividend). The ADS depositary of Novartis, JPMorgan Chase Bank, New York, holding the Novartis shares underlying the ADSs, is registered as shareholder in the share register of Novartis. An ADS is not a Novartis share and an ADS holder is not a Novartis shareholder. ADS holders exercise their voting rights by instructing the depositary to exercise their voting rights. Each ADS represents one Novartis share.

Share Repurchase Programs

        Novartis began repurchasing its shares in 1999. Since then, five share repurchase programs have been completed with the repurchase of shares worth CHF 19 billion. Shares repurchased under the first program were not cancelled. However, shares repurchased under the other four programs were cancelled. At the Annual General Meeting in February 2008, shareholders authorized the Board of Directors to launch a sixth program to repurchase shares up to a maximum amount of CHF 10 billion via a second trading line on the SIX Swiss Exchange. In 2008, a total of six million shares were repurchased at an average price of CHF 49.42 per share and cancelled. The share repurchase program was suspended in April 2008 in favor of debt repayment. In December 2010, the Board of Directors announced the reactivation of the share repurchase program to minimize dilution to existing Novartis shareholders in connection with the proposed merger of Alcon, Inc. into Novartis. In 2010, no shares were repurchased under the share repurchase program.

Changes in Share Capital

        Novartis has not increased its share capital during the last three years.

        As part of various share repurchase programs, Novartis has reduced its share capital as follows:

CAPITAL REDUCTIONS

	Number of shares
Year of reduction	As of January 1	Shares cancelled	As of December 31	Amount of capital reduced
				in CHF
2006	2,739,171,000	10,200,000	2,728,971,000	5,100,000
2007	2,728,971,000	0	2,728,971,000	0
2008	2,728,971,000	85,348,000	2,643,623,000	42,674,000
2009	2,643,623,000	6,000,000	2,637,623,000	3,000,000
2010	2,637,623,000	0	2,637,623,000	0

        A table with additional information on changes in the Novartis share capital can be found in "Item 18. Financial Statements—note 18."

Convertible or Exchangeable Securities

        Novartis has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than options granted to associates as an element of compensation.

Shareholdings

Significant shareholders

        According to the share register, as of December 31, 2010, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:(1)

(1)
Excluding 6.33% of the share capital held by Novartis AG, together with Novartis affiliates, as treasury shares.

–
Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 4.3% and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

–
Nominees: JPMorgan Chase Bank, New York (holding 10.7%); Mellon Bank, Everett, Massachusetts (holding 2.9%); Nortrust Nominees, London (holding 2.8%); and

–
ADS depositary: JPMorgan Chase Bank, New York (holding 9.6%).

According to disclosure notifications filed with Novartis AG and the SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2010:

  –
  Capital Group Companies, Inc., Los Angeles, USA

  –
  BlackRock, Inc., New York, USA

Disclosure notifications pertaining to shareholdings in Novartis AG that were filed with Novartis AG and the SIX Swiss Exchange are published on the latter's electronic publication platform, and can be accessed via the database search page:
http://www.six-exchange-regulation.com/publications/published_notifications/major_shareholders_en.html

        Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

Cross Shareholdings

        Novartis has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Distribution of Novartis Shares

        The information in the following tables relates only to registered shareholders and does not include holders of unregistered shares. Also, the information provided in the tables below cannot be assumed to be representative of the entire Novartis investor base since nominees and JPMorgan Chase Bank, as ADS depositary, are registered as shareholders for a large number of beneficial owners.

        As of December 31, 2010, Novartis had more than 159,000 registered shareholders.

        The following table provides information about the distribution of registered shareholders by number of shares held:

Number of Shares Held

As of December 31, 2010	Number of registered shareholders	% of registered share capital
1-100	20,395	0.05
101-1,000	94,370	1.59
1,001-10,000	40,750	4.31
10,001-100,000	3,850	3.79
100,001-1,000,000	501	5.54
1,000,001-5,000,000	77	6.51
5,000,001 or more(1)	35	53.01

Total registered shareholders/shares	159,978	74.80

Unregistered shares		25.20

Total		100.00

(1)
Including significant registered shareholders as listed above

        The following table provides information about distribution of registered shareholders by type:

Registered Shareholders by Type

As of December 31, 2010	Shareholders in %	Shares in %
Individual shareholders	96.01	13.16
Legal entities	3.88	40.21
Nominees, fiduciaries	0.11	46.63

Total	100.00	100.00

        The following table provides information about registered shareholders by country:

Registered Shareholders by Country

As of December 31, 2010	Shareholders in %	Shares in %
France	2.95	1.40
Germany	4.18	3.63
Switzerland(1)	89.46	44.58
United Kingdom	0.51	3.28
United States	0.38	41.96
Other countries	2.52	5.15

Total	100.00	100.00

(1)
Excluding 6.33% of the share capital held by Novartis AG, together with Novartis affiliates, as treasury shares

SHAREHOLDER RIGHTS

Right to Vote ("One Share, One Vote")

        Each share registered with the right to vote entitles the holder to one vote at General Meetings.

        ADS holders may vote by instructing JPMorgan Chase Bank, the ADS depositary, to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADSs for which no voting instructions have been given by providing a discretionary proxy to the independent proxy (unabhängiger Stimmrechtsvertreter) appointed by Novartis pursuant to Swiss law.

Resolutions and Elections at General Meetings

        The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under the Articles of Incorporation (www.novartis.com/corporate-governance) the approval of two-thirds of the votes represented at the meeting is required for:

  –
  An alteration of the purpose of Novartis AG;

  –
  The creation of shares with increased voting powers;

  –
  An implementation of restrictions on the transfer of registered shares and the removal of such restrictions;

  –
  An authorized or conditional increase of the share capital;

  –
  An increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property, or the grant of special rights;

  –
  A restriction or suspension of rights or options to subscribe;

  –
  A change of location of the registered office of Novartis AG; or

  –
  The dissolution of Novartis AG.

        In addition, the law provides for a special quorum also for other resolutions, such as, for example, for a merger or spin-off.

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

        Shareholders have the right to receive dividends, appoint another shareholder, the corporate proxy, the independent proxy or a custody proxy as proxy and hold such other rights as are granted under Swiss Law.

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

        The Articles of Incorporation provide that no shareholder shall be registered with the right to vote for more than 2% of the registered share capital. The Board of Directors may, upon request, grant an exemption from this restriction. Exemptions are in force for the registered Significant Shareholders listed under—Our Shareholders—Shareholdings—Significant Shareholders. In 2010, no exemptions were requested.

        The same restrictions apply to holders of ADSs as those holding Novartis shares.

        Given that shareholder representation at General Meetings has traditionally been low in Switzerland, Novartis considers the restriction on registration necessary to prevent a minority shareholder from dominating a General Meeting.

        The Articles of Incorporation provide that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board of Directors may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and the number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed under—Our Shareholders—Shareholdings—Significant Shareholders.

        The same restrictions apply to holders of ADSs as those holding Novartis shares.

        The restrictions on registration contained in the Articles of Incorporation may only be removed by a resolution of the General Meeting of shareholders, with approval of at least two-thirds of the votes represented at the meeting.

        Shareholders, ADS holders or nominees that are linked to each other or act in concert to circumvent the restrictions on registration are treated as one person or nominee for the purposes of the restrictions on registration.

No Restriction on Trading of Shares

        The registration of shareholders in the Novartis share register or in the ADS register kept by JPMorgan Chase Bank does not affect the tradability of Novartis shares or ADSs. No restrictions are imposed by Novartis or JPMorgan Chase Bank on the trading of registered Novartis shares or ADSs. Registered Novartis shareholders or ADS holders may, therefore, purchase or sell their Novartis shares or ADSs at any time, including prior to a General Meeting regardless of the record date. The record date serves only to determine the right to vote at a General Meeting of Novartis.

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

CLAUSES ON CHANGES-OF-CONTROL

        There are no change-of-control clauses benefiting Board members. With respect to members of the Executive Committee, see below under—Our Management—Contracts with Members of the Executive Committee.

OUR BOARD OF DIRECTORS

Election and Term of Office

        All Board members are elected individually.

        Board members are elected to terms of office of three years or less by shareholders at General Meetings. The terms of office among Board members are to be coordinated so that approximately one-third of all Board members are subject each year to re-election or election. Under Swiss law, a General Meeting of shareholders is entitled to remove any Board member at any time, regardless of his or her remaining term of office.

        The average tenure of Board members is eight years and the average age is 62. A Board member must retire after reaching age 70. Under special circumstances, shareholders may grant an exemption from this rule and re-elect a Board member for additional terms of office of no more than three years at a time.

Name	Nationality	Year of birth	First election at AGM	Last election at AGM	End of current Term
Daniel Vasella, M.D.	CH	1953	1996	2010	2013
Ulrich Lehner, Ph.D.	D	1946	2002	2008	2011
Hans-Joerg Rudloff	D	1940	1996	2010	2011
William Brody, M.D., Ph.D.	US	1944	2009	2009	2012
Srikant Datar, Ph.D.	US	1953	2003	2009	2012
Ann Fudge	US	1951	2008	2008	2011
Alexandre F. Jetzer-Chung	CH	1941	1996	2008	2011
Pierre Landolt	CH	1947	1996	2008	2011
Andreas von Planta, Ph.D.	CH	1955	2006	2009	2012
Dr. Ing. Wendelin Wiedeking	D	1952	2003	2009	2012
Marjorie M.T. Yang	CHN	1952	2007	2010	2013
Rolf M. Zinkernagel, M.D.	CH	1944	1999	2009	2012

Board Member Qualifications

        The Corporate Governance and Nomination Committee determines the criteria for the selection of the Board members and Board committee members. Factors considered include skills and knowledge, diversity of viewpoints, professional backgrounds and expertise, business and other experience relevant to the business of Novartis, the ability and willingness to commit adequate time and effort to Board and committee responsibilities, the extent to which personality, background, expertise, knowledge and experience will interact with other Board members to build an effective and complementary Board, and whether existing board memberships or other positions held by a candidate could lead to a conflict of interest.

        The biographies of the Board members (see "Item 6.A Directors and Senior Management") set out the particular qualifications that led the Board of Directors to conclude that a Board member is qualified to serve on the Board of Directors, creating a Board that today is diverse in terms of background, qualifications, interests and skills.

Role of the Board of Directors and the Board Committees

        The Board of Directors is responsible for the overall direction and supervision of the management and holds the ultimate decision-making authority for Novartis AG, except for those decisions reserved to the shareholders.

        The Board of Directors has delegated certain responsibilities to five committees: Chairman's Committee, Compensation Committee, Audit and Compliance Committee, Corporate Governance and

Nomination Committee and Risk Committee as set out below (responsibilities described with the terms "overseeing" or "reviewing" are subject to final approval by the Board of Directors).

Responsibilities	Membership comprises	Number of meetings held in 2010/ approximate average duration of each meeting Attendance	Link
THE BOARD OF DIRECTORS		9/6

The primary responsibilities of the Board of Directors include:
—Setting the strategic direction of the Group;
—Determining the organizational structure and governance of the Group;
—Appointing, overseeing and dismissing key executives and planning their succession;
—Determining and overseeing the financial planning, accounting, reporting and controlling;
—Approving the annual financial statements and the corresponding financial results releases; and
—Approving major transactions and investments.
Daniel Vasella(1)
Ulrich Lehner
Hans-Joerg Rudloff
William Brody
Srikant Datar
Ann Fudge
Alexandre F. Jetzer-Chung
Pierre Landolt
Andreas von Planta
Wendelin Wiedeking
Marjorie M.T. Yang
	Rolf M. Zinkernagel	9 9 9 9 9 9 9 8 9 9 7 9
Articles of Incorporation of Novartis AG
Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG
(Board Regulations)
http://www.novartis.com/
corporate-governance
THE CHAIRMAN'S COMMITTEE		9/2

The primary responsibilities of this committee include:
—Commenting on significant matters before the Board of Directors makes a decision;
—Recommending key executive appointments to the Board of Directors;
—Dealing with Board matters arising in between Board meetings, including the taking of required preliminary actions; and
—Approving transactions and investments as delegated by the Board of Directors.	Daniel Vasella(1) Ulrich Lehner Hans-Joerg Rudloff	9 9 9	Charter of the Chairman's Committee http://www.novartis.com/corporate-governance
THE AUDIT AND COMPLIANCE COMMITTEE		6/3

The primary responsibilities of this committee include:
—Overseeing the internal auditors;
—Supervising the external auditors and selecting and nominating the external auditors for election by the meeting of the shareholders;
—Overseeing the accounting policies, financial controls and compliance with accounting and internal control standards;
—Approving quarterly financial statements and financial results releases;
—Overseeing internal control and compliance processes and procedures; and
—Overseeing compliance with laws and external and internal regulations.
The Audit and Compliance Committee has the authority to retain external consultants and other advisors.	Srikant M. Datar(1),(2) Ulrich Lehner(2) Hans-Joerg Rudloff(2) Andreas von Planta Wendelin Wiedeking	6 6 5 6 6	Charter of the Audit and Compliance Committee http://www.novartis.com/corporate-governance

(1)
Chair

(2)
Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC).

Responsibilities	Membership comprises	Number of meetings held in 2010/ approximate average duration of each meeting Attendance	Link
THE RISK COMMITTEE		4/2

The primary responsibilities of this committee include:
—Ensuring that Novartis has implemented an appropriate and effective risk management system and process;
—Ensuring that all necessary steps are taken to foster a culture of risk-adjusted decision making without constraining reasonable risk-taking and innovation;
—Approving guidelines and reviewing policies and processes; and
—Reviewing with management, internal auditors and external auditors the identification, prioritization and management of the risks, the accountabilities and roles of the functions involved with risk management, the risk portfolio and the related actions implemented by management.	Andreas von Planta(1) Srikant M. Datar Ulrich Lehner Hans-Joerg Rudloff Wendelin Wiedeking	4 4 4 2 4	Charter of the Risk Committee http://www.novartis.com/ corporate-governance
THE COMPENSATION COMMITTEE		4/2

The primary responsibilities of this committee include:
—Designing, reviewing and recommending to the Board compensation policies and programs;
—Advising the Board on the compensation of the Board members;
—Approving the employment terms of key executives;
—Deciding on the variable compensation of the Chief Executive Officer, the members of the Executive Committee and other key executives for the past year; and
—Deciding on the base salary and the total target compensation of the Chief Executive Officer, the members of the Executive Committee and other key executives for the coming year.
The Compensation Committee has the authority to retain external consultants and other advisors.	Marjorie M.T. Yang(1) William Brody Srikant Datar Ulrich Lehner Hans-Joerg Rudloff	4 4 4 4 4	Charter of the Compensation Committee http://www.novartis.com/ corporate-governance

Responsibilities	Membership comprises	Number of meetings held in 2010/ approximate average duration of each meeting Attendance	Link
THE CORPORATE GOVERNANCE AND NOMINATION COMMITTEE		3/2

The primary responsibilities of this committee include:
—Designing, reviewing and recommending to the Board corporate governance principles;
—Reviewing on a regular basis the Articles of Incorporation with a view to reinforcing shareholder rights;
—Reviewing on a regular basis the composition and size of the Board and its committees;
—Reviewing annually the independence status of each Board member;
—Reviewing directorships and agreements of board members for conflicts of interest and dealing with conflicts of interest;
—Identifying candidates for election as Board member;
—Assessing existing Board members and recommending to the Board whether they should stand for re-election;
—Preparing and reviewing the succession plan for the CEO; and
—Developing and reviewing an orientation program for new Board members and an ongoing education plan for existing Board members.	Ulrich Lehner(1) Ann Fudge Pierre Landolt Andreas von Planta Rolf M. Zinkernagel	3 3 3 3 3	Charter of the Corporate Governance and Nomination Committee http://www.novartis.com/ corporate-governance

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

        The Board of Directors and its Board committees meet regularly throughout the year. The Chairs set the agendas of their meetings. Any Board member may request a Board meeting, a meeting of a Board committee, a meeting of the independent Board members or the inclusion of an item on the agenda of such meetings. Board members are provided, in advance of meetings, with materials intended to prepare them to discuss the items on the agenda.

The Chairman

        The Chairman provides leadership to the Board of Directors in its governance role, oversees that the strategy agreed by the Board of Directors is implemented by the Chief Executive Officer and his reports, provides support and advice to the Chief Executive Officer, reviews the yearly objectives and prepares the performance evaluation of the Chief Executive Officer before approval by and feed-back session with the Board of Directors, works closely with the Chief Executive Officer in nominating and evaluating members and permanent attendees of the Executive Committee and in establishing succession plans for key management positions, represents Novartis with stakeholders and oversees Internal Audit.

Meetings of the Board of Directors

        The Board of Directors has meetings with the members of the Executive Committee, private meetings of the Board of Directors and meetings of the independent Board members.

        Topics addressed in the meetings with the Executive Committee include the strategy, business reviews and major projects, investments and transactions. Topics addressed in the private meetings include performance evaluation of top management, succession planning and Board self-evaluation.

        As long as the Chairman is not independent, Dr. Ulrich Lehner, Vice-Chairman, chairs sessions of the independent Board members and leads the independent Board members in case of a crisis or matters requiring their separate consideration or decision. Moreover, every independent Board member may request separate meetings of the independent Board members if the need arises. Dr. Ulrich Lehner also leads the Board if the Chairman is incapacitated.

        In 2010, there were nine meetings of the Board of Directors and three meetings of the independent Board members.

Independence of Board Members

        The independence of Board members is a key corporate governance issue. Accordingly, Novartis established independence criteria that are intended to reflect international best-practice standards. These independence criteria (last revised on October 16, 2008) can be found on the Novartis website: www.novartis.com/investors/governance-documents.shtml

        The Corporate Governance and Nomination Committee annually submits to the Board of Directors a proposal concerning the determination of the independence of each Board member. For this assessment, the Committee considers all relevant facts and circumstances of which it is aware.

        In its meeting on December 15, 2010, the Board of Directors determined that all of its members, except for Dr. Vasella and Alexandre F. Jetzer-Chung, were independent.

        Dr. Vasella, the Chairman, was until January 31, 2010 also the Chief Executive Officer. Dr. Jetzer-Chung acts for Novartis under a consultancy agreement to support various government relations activities of Novartis.

        The Board of Directors has delegated Rolf M. Zinkernagel, M.D., to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD), and both Dr. Zinkernagel, M.D. and William Brody, M.D. to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF). The Board of Directors concluded that these activities are supervisory and not consultatory in nature and do not affect Dr. Zinkernagel's or Dr. Brody's independence as Board member.

Relationship of Non-Executive Board Members with Novartis

        With the exception of Dr. Vasella none of the Board members is or was a member of the management of Novartis AG or of any other Novartis Group company in the three financial years preceding 2010.

        There are no significant business relationships of any Board member with Novartis AG or with any other Novartis Group company except for Mr. Jetzer-Chung, who acts for Novartis under a consultancy agreement. The contract with Mr. Jetzer-Chung does not provide for any severance payments or benefits upon termination.

 Information and Control Systems of the Board of Directors vis-à-vis Management

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

        The Board of Directors obtains the information required to perform its duties through several means:

  –
  The Chief Executive Officer informs the Board regularly about current developments;

  –
  The minutes of Executive Committee meetings are made available to the Board members;

  –
  Meetings or teleconferences are held as required between Board members and the Chief Executive Officer;

  –
  The Board of Directors regularly meets with all members of the Executive Committee;

  –
  The Board of Directors is updated in detail by each Division Head on a quarterly basis;

  –
  By invitation, other members of management are invited to attend Board meetings to report on areas of the business within their responsibility; and

  –
  Board members are entitled to request information from members of the Executive Committee or any other Novartis associate, and may also visit any Novartis site.

Board Committees

        Board committees regularly meet with management and, at times, outside consultants to review the business, better understand applicable laws and policies affecting the Group and support the Board of Directors and the management in meeting the requirements and expectations of stakeholders and shareholders.

        In particular, the Chief Financial Officer, the Group General Counsel and representatives of the external auditors are invited to meetings of the Audit and Compliance Committee. Furthermore, the Heads of Internal Audit, Financial Reporting and Accounting, Compliance, as well as the Business Practices Officers, report on a regular basis to the Audit and Compliance Committee.

        The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board of Directors. For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the Group General Counsel, the Heads of the Divisions, the Heads of Finance of the Divisions and the Heads of the following Corporate Functions: Treasury, Financial Reporting and Accounting, Internal Audit and Investor Relations. Decisions made by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the quarterly and annual release.

        The Risk Committee oversees the risk management system and processes, as well as reviews the risk portfolio of the Group to ensure appropriate and professional management of the risks. For this purpose the Corporate Risk Management function and the risk owners of the Divisions report on a regular basis to the Risk Committee. The Group General Counsel and the Head of Internal Audit are also invited to the meetings.

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

Risk Management

        The Corporate Risk Management function reports to the independent Risk Committee of the Board of Directors. The Risk Committee works closely with the Compensation Committee to ensure that the compensation system does not lead to excessive risk-taking by management (for details see our Compensation Report).

        Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk and risk mitigation is allocated to the divisions, with specialized corporate functions such as Group Finance, Group Quality Operations, Corporate Health, Safety, Environment and Business Continuity providing support and controlling the effectiveness of the risk management by the divisions in these respective areas.

OUR MANAGEMENT

Composition of the Executive Committee

Composition of the Executive Committee

        The Executive Committee is headed by the Chief Executive Officer. The members of the Executive Committee are appointed by the Board of Directors. The Chief Executive Officer may appoint or remove non-voting Permanent Attendees to attend the meetings of the Executive Committee. As of December 31, 2010, there were no Permanent Attendees attending meetings of the Executive Committee.

        The organizational structure and the details of the responsibility of the Executive Committee are set forth in the Board Regulations (www.novartis.com/corporate-governance).

        The Board of Directors has not concluded any contracts with third parties to manage the business.

 Role and Functioning of the Executive Committee

        The Board of Directors has delegated to the Executive Committee the coordination of the Group's day-to-day business operations. This includes:

  –
  Developing policies, strategies and strategic plans for approval by the Board of Directors and implementing those approved by the Board of Directors;

  –
  Submitting to the Board of Directors and its committees proposed changes in management positions of material significance, investments, financial measures, acquisitions or divestitures, contracts of material significance and budgets;

  –
  Preparing and submitting quarterly and annual reports to the Board of Directors or its committees;

  –
  Informing the Board of Directors of all matters of fundamental significance to the businesses;

  –
  Recruiting, appointing and promoting senior management;

  –
  Ensuring the efficient operation of the Group and achievement of optimized results;

  –
  Promoting an active internal and external communications policy; and

  –
  Dealing with any other matters as are delegated by the Board of Directors to the Executive Committee.

The Chief Executive Officer

        In addition to other duties that may be assigned by the Board of Directors, the Chief Executive Officer, supported by the Executive Committee, is responsible overall for the management and performance of the business, leads the Executive Committee, builds and maintains an effective executive team and represents Novartis with major customers, financial analysts, investors and with the media.

Contracts with Members of the Executive Committee

        In accordance with good corporate governance, employment contracts with members of the Executive Committee do not contain unusually long notice periods, change-of-control clauses or severance payments.

THE INDEPENDENT EXTERNAL AUDITORS

Duration of the Mandate and Terms of Office

        Based on a recommendation by the Audit and Compliance Committee, the Board of Directors nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. Peter Kartscher, auditor in charge, and Michael P. Nelligan, global relationship partner, began serving in their respective roles in 2009. The Audit and Compliance Committee ensures that the auditor in charge is rotated at least every five years.

Information to the Board of Directors and the Audit and Compliance Committee

        The independent auditor, PwC, is responsible for opining on whether the audited consolidated financial statements comply with International Financial Reporting Standards (IFRS) and Swiss law and the separate parent company financial statements of Novartis AG comply with Swiss law. Additionally, PwC is responsible for opining on the effectiveness of internal control over financial reporting.

        The Audit and Compliance Committee, acting on behalf of the Board of Directors, is responsible for overseeing the activities of PwC. During 2010, the Audit and Compliance Committee held 6 meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other matters relevant for their audit.

        On an annual basis, PwC provides to the Audit and Compliance Committee the written disclosures required by Rule 3526, "Communications with Audit Committees Concerning Independence," of the Public Company Accounting Oversight Board (PCAOB), and the Audit and Compliance Committee and PwC discuss PwC's independence from Novartis and Novartis' management.

        The Audit and Compliance Committee recommended to the Board of Directors, and the Board of Directors approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2010.

        The Audit and Compliance Committee on a regular basis evaluates the performance of PwC and, once yearly, based on the outcome of the performance of PwC, decides on its recommendation to the Board of Directors whether PwC should be proposed to the Annual General Meeting for election. Also, once yearly the auditor in charge and the global relationship partner report to the Board of Directors on the activities of PwC during the current year and on the audit plan for the coming year by attending a Board meeting and answering any questions or concerns the Board members might have on the performance of PwC, or on the work PwC has conducted or is planning to conduct.

        In order to assess the performance of PwC, the Audit and Compliance Committee requires a self-evaluation report from PwC, holds private meetings with the Chief Executive Officer, the Chief Financial Officer and with the Head of Internal Audit and, if necessary, obtains an independent external assessment, and the Board of Directors also meets with the auditor in charge and the global relationship partner. Criteria applied for the performance assessment of PwC include technical and operational competence, independent and objective view, sufficient resources employed, focus on areas of significant risk to Novartis, willingness to probe and challenge, ability to provide effective, practical recommendations and open and effective communication and coordination with the Audit and Compliance Committee, the Internal Audit function and management.

Pre-Approval of Audit and Non-Audit Services

        The Audit and Compliance Committee's pre-approval is required for all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services.

        Pre-approval is detailed as to the particular services or categories of services, and is subject to a specific budget. PwC and management report, on a quarterly basis, to the Audit and Compliance Committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The Audit and Compliance Committee may also pre-approve additional services on a case-by-case basis.

 Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2010 and December 31, 2009:

	2010	2009
	$ thousands	$ thousands
Audit Services	23,675	24,360
Audit-Related Services	2,140	4,300
Tax Services	1,485	110
Other Services	110	100

Total	27,410	28,870

        PwC fees charged to Alcon of approximately $1.6 million, mainly for tax services, are included, reflecting the professional services rendered after Novartis took over majority ownership on August 25, 2010.

        Audit Services are defined as the standard audit work performed each year in order to issue opinions on the parent company and consolidated financial statements of the Group, to issue opinions relating to the effectiveness of the Group's internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that can only be provided by the Group auditor, such as auditing of non-recurring transactions and implementation of new accounting policies, audits of accounting infrastructure system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

        Audit-Related Services include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence and related audits, audits of pension and benefit plans, IT infrastructure control assessments, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting and compliance with corporate integrity agreements, and consultation regarding new accounting pronouncements.

        Tax Services represent tax compliance, tax returns, assistance with historical tax matters and other tax-related services.

        Other Services include training in the finance area, advice for process improvements, benchmarking studies, assessment of certain non-financial processes and license fees for use of accounting and other reporting guidance databases.

FURTHER INFORMATION

The Group Structure of Novartis

Novartis AG and Group Companies

        Under Swiss company law, Novartis AG is organized as a corporation which has issued shares of common stock to investors. The registered office of Novartis AG is Lichtstrasse 35, CH-4056 Basel, Switzerland.

        Business operations are conducted through Novartis Group companies. Novartis AG, a holding company, owns directly or indirectly all companies worldwide belonging to the Novartis Group. Except as described below, the shares of these companies are not publicly traded. The most important Novartis subsidiaries and associated companies are listed in "Item 18. Financial Statements—note 31".

 Divisions

        The wholly-owned businesses of Novartis are divided on a worldwide basis into four operating divisions, Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health, and in Corporate activities.

Majority Holdings in Publicly Traded Group Companies

  –
  77% of the registered shares of Alcon, Inc., with its registered office in Hünenberg, Switzerland, and listed on the NYSE (ISIN CH0013826497, symbol: ACL). The total market value of the 23% free float of Alcon Inc. was $11.6 billion (due to the limited free float a total market value for the whole company, based on the market price per share at December 31, 2010, is not a meaningful value). The Novartis investment value for the 77% that it holds amounts to $37.8 billion at December 31, 2010.

  –
  76% of Novartis India Limited., with its registered office in Mumbai, India, and listed on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA). The total market value of the 24% free float of Novartis India Limited was $109.7 million (due to the limited free float a total market value for the whole company, based on the market price per share at December 31, 2010, is not a meaningful value). The Novartis investment value for the 76% that it holds amounts to $355.6 million at December 31, 2010.

Significant Minority Holdings in Publicly Traded Companies

Novartis AG holds

  –
  33.3% of the bearer shares of Roche Holding AG, with its registered office in Basel, Switzerland, and listed on the SIX Swiss Exchange (Valor No. 1203211, ISIN CH0012032113, symbol: RO). The market value of the Group's interest in Roche Holding AG, as of December 31, 2010, was $8.1 billion. The total market value of Roche Holding AG was $127.1 billion. Novartis does not exercise control over Roche Holding AG, which is independently governed, managed and operated.

  –
  43% of Idenix Pharmaceuticals, Inc., with its registered office in Delaware, USA, and listed on NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX). The market value of the Group's interest in Idenix Pharmaceuticals, Inc., as of December 31, 2010, was $158 million. The total market value of Idenix Pharmaceuticals, Inc., was $367.8 million. Novartis does not exercise control over Idenix Pharmaceuticals, Inc., which is independently governed, managed and operated.

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

        Novartis furnishes press releases relating to financial results and material events to the SEC via Form 6-K. An archive containing Annual Reports, annual reports on Form 20-F, and quarterly results releases, as well as related materials such as slide presentations and conference call webcasts, is on the Novartis Investor Relations website (www.novartis.com/investors). The archive is available on the Novartis website: http://www.novartis.com/newsroom/media-releases/index.shtml

        Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events and advises against relying on them for current information.

Investor Relations Program

        An Investor Relations team manages the Group's interaction with the international financial community. Several events are held each year to provide institutional investors and analysts various opportunities to learn more about Novartis.

        Investor Relations is based at the Group's headquarters in Basel, Switzerland. A part of the team is located in New York to coordinate interaction with US investors. Information is available on the Novartis website: www.novartis.com/investors. Investors are also welcome to subscribe to a free e-mail service on this site.

Website Information

Topic	Information

Share Capital	Articles of Incorporation of Novartis AG http://www.novartis.com/corporate-governance Novartis key share data http://www.novartis.com/key-share-data

Shareholder Rights	Articles of Incorporation of Novartis AG http://www.novartis.com/corporate-governance Investor Relations information http://www.novartis.com/investors

Board Regulations	Board Regulations http://www.novartis.com/corporate-governance

Executive Committee	Executive Committee http://www.novartis.com/executive-committee

Novartis Code for Senior Financial Officers	Novartis Code of Ethical Conduct for CEO and Senior Financial Officers http://www.novartis.com/corporate-governance

Additional Information	Novartis Investor Relations http://www.novartis.com/investors

Item 6.D    Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2010 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	6,624	3,686	8,300	1,677	20,287
Canada and Latin America	528	2,351	4,637	898	8,414
Europe	10,629	17,446	17,279	5,636	50,990
Asia/Africa/Australasia	2,726	4,015	14,747	1,539	23,027

Total	20,507	27,498	44,963	9,750	102,718

Alcon associates as of December 31					16,700

Total					119,418

For the year ended December 31, 2009 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	6,367	3,683	8,626	1,849	20,525
Canada and Latin America	556	2,365	4,644	912	8,477
Europe	10,433	17,226	16,946	5,389	49,994
Asia/Africa/Australasia	2,466	3,888	13,083	1,401	20,838

Total	19,822	27,162	43,299	9,551	99,834

For the year ended December 31, 2008 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	5,856	3,659	8,740	2,074	20,329
Canada and Latin America	525	2,410	4,665	887	8,487
Europe	9,824	16,749	16,267	5,549	48,389
Asia/Africa/Australasia	2,105	4,293	11,794	1,320	19,512

Total	18,310	27,111	41,466	9,830	96,717

Movements in full time equivalents	2010	2009
Associates as of January 1	99,834	96,717
Separations	(3,467)	(3,377)
Retirements	(757)	(817)
Resignations	(7,309)	(6,537)
External hirings	14,417	13,848

Associates as of December 31	102,718	99,834

Alcon associates as of December 31	16,700

Total	119,418

        A relatively small number of our associates are represented by unions. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

        For further information regarding Alcon's employees see Alcon's 20-F at Item 6.D.

 6.E Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and the current members of our Executive Committee (including persons closely linked to them) as of January 19, 2011 was 5,347,112 shares.

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current non-executive Directors and the current members of our Executive Committee as of January 19, 2011 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas11 Options	1	62.00	0	March 7, 2011	56,052
Novas12 Options	1	48.86	0	February 3, 2012	0
Novas14 Options	1	57.45	0	February 3, 2014	9,559
Novas15 Options	1	57.45	0	February 3, 2015	34,127
Novas16 Options	1	71.30	0	February 5, 2016	101,446
Novas17 Options	1	72.85	0	February 3, 2017	953,731
Novas18 Options	1	64.05	0	January 10, 2018	359,722
Novas19 Options	1	53.65	0	January 18, 2019	1,951,128
Novas20 Options	1	55.85	0	January 19, 2020	1,953,806
Novas21 Options	1	54.70	0	January 19, 2021	261,726

Total Novartis Share Options					5,681,297

Novartis ADS Options Cycle V	1	$41.97	0	March 7, 2011	0
Novartis ADS Options Cycle VI	1	$37.28	0	March 7, 2012	120,977
Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	323,296
Novartis ADS Options Cycle VIII	1	$46.09	0	February 4, 2014	112,932
Novartis ADS Options Cycle IX	1	$47.84	0	February 4, 2015	151,659
Novartis ADS Options Cycle X	1	$54.70	0	February 5, 2016	182,418
Novartis ADS Options Cycle XI	1	$58.38	0	February 3, 2017	213,325
Novartis ADS Options Cycle XII	1	$57.96	0	January 10, 2018	184,870
Novartis ADS Options Cycle XIII	1	$46.42	0	January 18, 2019	151,561
Novartis ADS Options Cycle XIV	1	$53.70	0	January 19, 2020	0
Novartis ADS Options Cycle XV	1	$57.07	0	January 19, 2021	0

Total Novartis ADS Options					1,441,038

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

        According to the share register, on December 31, 2010, no person or entity was registered as the owner of more than 5% of our shares. As of that date, excluding 6.3% of our share capital held by Novartis AG, together with Novartis affiliates, as treasury shares, the following shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 4.3% and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

  •
  Nominees: JPMorgan Chase Bank, New York (holding 10.7%); Mellon Bank, Everett, Massachusetts (holding 2.9%); Nortrust Nominees, London (holding 2.8%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 9.6%).

        According to disclosure notifications filed with Novartis AG and SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2010:

  •
  Capital Group Companies, Inc., Los Angeles, CA

  •
  BlackRock, Inc., New York, NY

        As of December 31, 2009, the holdings of the shareholders listed above with a right to vote were as follows:

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

  •
  Nominees: JPMorgan Chase Bank, New York (holding 8.9%); Mellon Bank, Everett, Massachusetts (holding 2.6%); Nortrust Nominees, London (holding 2.3%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York (holding 11.8%).

        As of December 31, 2010, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

7.B    Related Party Transactions

        Roche/Genentech:    Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.

        Lucentis.    Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of $1.5 billion (2009: $1.2 billion; 2008: $886 million) have been recognized by Novartis.

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

        Novartis markets Xolair and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages. Novartis recognized total sales of Xolair of $369 million (2009: $338 million; 2008: $211 million) including sales to Genentech for the US market.

        The net expense for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech totaled $300 million (2009: $200 million; 2008: $85 million).

        Furthermore, Novartis has several patent license, supply and distribution agreements with Roche and several Novartis entities hold Roche bonds totaling $17 million (2009: $1 billion).

        Idenix:    Novartis Pharma AG entered into a collaboration agreement with Idenix in May 2003 relating to the worldwide development and commercialization of drug candidates and purchased approximately 54% of the common stock of Idenix. As Novartis had the ability to exercise control, Idenix was fully consolidated. In August 2009, Novartis opted not to purchase shares that were issued pursuant to an underwritten offering and waived and amended certain rights under the development and commercialization agreement. As a result of this, the Novartis shareholding was diluted from the pre-offering level of 53% to 47% and since September 1, 2009 Idenix has been accounted for according to the equity method. Novartis has a license agreement with Idenix for Tyzeka/Sebivo and may pay additional license fees and development expenses for drug candidates that Novartis may elect to license from Idenix. The sales of Tyzeka/Sebivo totaled $95 million in 2010 ($84 million in 2009).

        Executive Officer:    During 2009, an Executive Officer acquired real estate for CHF 3.7 million from a consolidated entity. The transaction price was based on independent external valuation reports.

7.C    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

8.A Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements." For information regarding Alcon, see Alcon's 20-F at Item 8.A.

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

        The Board will propose a dividend of CHF 2.20 per share to the shareholders for approval at the Annual General Meeting to be held on February 22, 2011. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share." See also "Item 3. Key Information—3.D Risk Factors—The price of our ADSs and the US dollar value of any dividends may be negatively affected by fluctuations in the US dollar/Swiss franc exchange rate."

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

        The following share data was taken from SIX; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	CHF per share		$ per ADS
Annual information for the past five years
2006	76.80	64.20	61.24	51.90
2007	74.65	57.55	59.70	51.60
2008	66.25	45.62	61.06	43.85
2009	56.90	39.64	56.16	33.96
2010	60.25	50.55	59.77	43.78
Quarterly information for the past two years
2010
First Quarter	60.25	53.50	55.52	51.91
Second Quarter	56.90	50.75	53.83	43.78
Third Quarter	56.90	50.55	58.09	47.85
Fourth Quarter	57.35	53.10	59.77	53.41
2009
First Quarter	54.05	39.64	49.62	33.96
Second Quarter	45.48	41.50	42.22	35.42
Third Quarter	51.85	42.56	50.38	39.22
Fourth Quarter	56.90	51.20	56.16	49.50
Monthly information for most recent six months
August 2010	53.85	51.60	52.49	49.70
September 20010	56.90	53.70	58.09	53.00
October 2010	57.35	55.50	59.77	57.05
November 20010	57.30	53.25	59.05	53.41
December 2010	56.80	53.10	59.17	54.11
January 2011 (through January 25)	55.80	54.20	59.24	56.25

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the SIX (ON/OFF exchange) for the years 2010, 2009 and 2008 were 6,216,952, 7,110,909 and 11,827,619, respectively. These numbers are based on total annual turnover statistics supplied by the SIX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded in the US for the years 2010, 2009 and 2008 were 3,515,307, 1,640,066 and 2,046,796, respectively.

        The Depositary has informed us that as of January 25, 2011, there were 263,089,315 ADSs outstanding, each representing one Novartis share (approximately 10.0% of total Novartis shares issued). On January 25, 2011, the closing sales price per share on the SIX was CHF 54.20 and $57.80 per ADS on the NYSE.

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

        Except as described below, no shareholder may be registered with the right to vote shares composing more than 2% of our registered share capital as set forth in the commercial register. If a shareholder holds more than 2% of Novartis' shares, that shareholder will be entitled to register the excess shares, but not to cast votes based upon them (registration without the right to vote).

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

        A holder of a Novartis American Depositary Receipt (ADR) has a paper receipt issued by our depositary JPMorgan Chase Bank, New York, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of Novartis in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights, is final. There are no other rights given to the ADR holders. Only the ADR depositary, holding our shares underlying the ADRs, is registered as shareholder in our share register. An ADR is not a Novartis share and an ADR holder is not a Novartis shareholder.

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

10.B.6 Limitations

        There are no limitations under the Swiss Code or our Articles on the right of non-Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders. But see "Item 10.B.3(b) Shareholder Rights" regarding conditions for exercising an ADR holder's right to vote at a shareholder meeting.

10.B.7 Change in Control

        The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Novartis and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

        According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two-thirds of all votes present at the necessary General Meeting of Shareholders.

        Under the Swiss Stock Exchange Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Novartis shares.

 10.B.8 Disclosure of Shareholdings

        Under the Swiss Stock Exchange Act, holders of our voting shares are required to notify us and the SIX Swiss Exchange of the level of their holdings whenever such holdings reach or exceed, or in some cases, fall short of, certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of our registered share capital. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the competent Disclosure Office.

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

10.C Material contracts

        In April 2008, we entered into an agreement with Nestlé S.A. of Switzerland under which we obtained the right to acquire majority ownership in Alcon Inc. (NYSE: ACL) in two steps. The first step was completed on July 7, 2008, when we acquired an initial 25% stake (74 million shares) from Nestlé for $10.4 billion in cash. This investment reflects a price of $140.68 per share (the initial transaction price of $143.18, later reduced to account for the dividend paid by Alcon in May 2008). In the second step, we had the right to acquire Nestlé's remaining 52% majority stake in Alcon between January 1, 2010 and July 31, 2011 for a fixed price of $181.00 per share, or approximately $28 billion. Novartis completed the second step, acquiring Nestlé's 52% stake, on August 25, 2010, for approximately $28.3 billion, or $180 per share.

        On December 15, 2010, we announced that we had entered into a definitive agreement with Alcon to merge Alcon into Novartis, subject to certain approvals and conditions, which when completed would cause Alcon to be 100% owned by Novartis. Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a Contingent Value Amount (CVA) to be settled in cash that will in aggregate equal $168 per share. If the value of 2.8 Novartis shares is more than $168 the number of Novartis shares will be reduced accordingly. The total merger consideration for the non-controlling interest will be $12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash. The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions. Following the expected successful completion of the merger, Alcon is planned to be established as a new Novartis division that will include CIBA Vision and selected ophthalmic medicines.

 10.D Exchange controls

        There are no Swiss governmental laws, decrees or regulations that restrict, in a manner material to Novartis, the export or import of capital, including any foreign exchange controls, or that affect the remittance of dividends or other payments to non-residents or non-citizens of Switzerland who hold Novartis' shares.

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

        As of January 1, 2011, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

Armenia	Finland	Kuwait	Russia
Albania	France	Kyrgyzstan	Serbia and
Algeria	Germany	Latvia	Montenegro
Australia	Ghana	Lithuania	Singapore
Austria	Greece	Luxembourg	Slovak Republic
Azerbaijan	Hungary	Macedonia	Slovenia
Bahrain	Iceland	Malaysia	South Africa
Bangladesh	India	Mexico	Spain
Belarus	Indonesia	Moldavia	Sri Lanka
Belgium	Iran	Mongolia	Sweden
Bulgaria	Israel	Morocco	Thailand
Canada	Italy	Netherlands	Trinidad and Tobago
China	Ivory Coast	New Zealand	Tunisia
Croatia	Republic of Ireland	Norway	Ukraine
Czech Republic	Jamaica	Pakistan	United Kingdom
Denmark	Japan	Philippines	United States of America
Ecuador	Kazakhstan	Poland	Uzbekistan
Egypt	Republic of Korea	Portugal	Venezuela
Estonia	(South Korea)	Romania	Vietnam

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

        Stamp Duty upon Transfer of Securities.    The sale of shares, whether by Swiss residents or Non-resident Holders, may be subject to federal securities transfer Stamp Duty of 0.15%, calculated on the sale proceeds, if the sale occurs through or with a Swiss bank or other Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Act. The Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. Stamp Duty may also be due if a sale of shares occurs with or through a non-Swiss bank or securities dealer, provided (i) such bank or dealer is a member of the SIX, and (ii) the sale takes place on the SIX. In addition to this Stamp Duty, the sale of shares by or through a member of the SIX may be subject to a minor stock exchange levy.

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

        For purposes of this discussion, a "US Holder" is a beneficial owner of our shares or ADSs who is (i) an individual who is a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or a state thereof or the District of Columbia, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (a) subject to the primary supervision of a US court and the control of one or more US persons or (b) that has a valid election in place to be treated as a US person. If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares or ADSs are urged to consult their own tax advisor regarding the specific tax consequences of the owning and disposing of such shares or ADSs by the partnership.

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

        For a non-corporate US Holder, the US dollar amount of any dividends paid to it prior to January 1, 2013 that constitute qualified dividend income generally will be taxable at a maximum rate of 15% (which rate is currently scheduled to increase on January 1, 2013), provided that the US Holder meets certain holding period and other requirements. We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. However, the US Treasury and the US Internal Revenue Service ("IRS") have announced their intention to promulgate rules pursuant to which US Holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

        Sale or Other Taxable Disposition.    Upon a sale or other taxable disposition of shares or ADSs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder's tax basis (determined in US dollars) in the shares or ADSs. This capital gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares or ADSs exceeds one year. In the case of certain US Holders (including individuals), any long term capital gain generally will be subject to US federal income tax at preferential rates, which rates are currently scheduled to increase on January 1, 2013. The deductibility of capital losses is subject to significant limitations under the Code. Deposits or withdrawals of our shares by US Holders in exchanges for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

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

10.I Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Non-Product-Related Market Risk

	Change in constant currencies	Change in $
2010(1)
Currency impact:
Net sales	14%	14%
Operating income	17%	15%
Net income	20%	18%
Core operating income	24%	22%
Core net income	18%	17%

	Net sales	Operating expenses
2010
Net sales and operating costs by currency:
	$36%	34%
Euro	29%	27%
CHF	2%	13%
Yen	8%	4%
Other	25%	22%

	100%	100%

	Liquid funds	Financial debt
2010
Liquid funds and financial debt by currency (as of December 31):
	$82%	64%
Euro	3%	13%
CHF	11%	13%
Yen	0%	8%
Other	4%	2%

	100%	100%

	Change in constant currencies	Change in $
2009
Currency impact:(1)
Net sales	11%	7%
Operating income	13%	11%
Net income	5%	4%
Core operating income	13%	11%
Core net income	11%	8%

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

        At December 31, 2010, we had long and short forward exchange and currency option contracts with corresponding values of $4.8 billion and $4.0 billion, respectively. At December 31, 2009, we had long and short forward exchange and currency option contracts with corresponding values of $4.7 billion and $0.1 billion, respectively.

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

        Interest rate risk:    We address our net exposure to interest rate risk mainly through the proportion of the fixed rate financial debt and variable rate financial debt ratio in our total financial debt portfolio. To manage this mix, we may enter into interest rate swap agreements, in which we exchange the periodic payments, based on a notional amount and agreed-upon fixed and variable interest rates. Our percentage of fixed rate debt to total financial debt was 63% at December 31, 2010, was 62% at December 31, 2009 and 29% at December 31, 2008. At December 31, 2010, we had interest rate swaps with corresponding values of $0.1 billion. At December 31, 2009, we had interest rate swaps with corresponding values of $1.0 billion.

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

        Credit risk:    Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk we periodically assess the financial reliability of customers, taking into account the financial position, past experience and other factors. Individual risk limits are set accordingly. The two largest customers account for approximately 8% of net sales each and the third largest one account for 7% (2009: 8%, 7% and 6%; 2008: 8%, 7% and 6%), each of our net sales in 2010.

        No other customer accounts for 2% or more of our net sales.

        The highest amounts of trade receivables outstanding were for these three customers. They amounted to 9%, 5% and 6%, respectively (2009: 9% and twice 6%, respectively), of the Group's trade receivables at December 31, 2010. There is no other significant concentration of credit risk.

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

        Our cash and cash equivalents are held with major regulated financial institutions, the largest one holding approximately 14% and the next two other largest ones holding approximately 9% and 8%, respectively (2009: the largest one holding approximately 23% and the next two other largest ones holding approximately 16% and 10%, respectively; 2008: largest one holding approximately 34% and the next two other largest ones holding approximately 28% and 11%, respectively).

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

        Capital risk management:    We strive to maintain strong debt ratings. In managing our capital, we focus on a sound debt/equity ratio. Credit agencies in 2010 maintained their ratings for Novartis. Moody's rated the Group as Aa2 for long-term maturities and P–1 for short-term maturities and Standard & Poor's had a rating of AA- for long-term and A–1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

        Our 2010 year-end debt/equity ratio increased to 0.33:1 from 0.24:1 in 2009 principally due to additional financing programs. Our 2009 year-end debt/equity ratio increased to 0.24:1 from 0.15:1 in 2008 principally due to additional financing programs.

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

	At December 31, 2010	At December 31, 2009
	$ millions	$ millions
All financial instruments	311	183
Analyzed by components:
Instruments sensitive to foreign currency rates	193	106
Instruments sensitive to equity market movements	27	43
Instruments sensitive to interest rates	219	108

        The average, high, and low VAR amounts are as follows:

	Average	High	Low
	$ millions	$ millions	$ millions
2010
All financial instruments	267	319	139
Analyzed by components:
Instruments sensitive to foreign currency rates	192	271	98
Instruments sensitive to equity market movements	49	76	27
Instruments sensitive to interest rates	164	219	70

	Average	High	Low
	$ millions	$ millions	$ millions
2009
All financial instruments	202	309	152
Analyzed by components:
Instruments sensitive to foreign currency rates	152	212	104
Instruments sensitive to equity market movements	98	159	43
Instruments sensitive to interest rates	107	155	12

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

        In addition to these VAR analyses, we use stress testing techniques which are aimed to reflect a worst case scenario. For these calculations, we use the worst movements during a period of six months over the past 20 years in each category. For 2010 and 2009, the worst case loss scenario was configured as follows:

	At December 31, 2010	At December 31, 2009
	$ millions	$ millions
All financial instruments	406	265
Analyzed by components:
Instruments sensitive to foreign currency rates	286	139
Instruments sensitive to equity market movements	59	96
Instruments sensitive to interest rates	62	30

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

        For further information, see "Item 18. Financial Statements—note 16".

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

        Novartis Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management concluded that, as of December 31, 2010, Novartis Group's internal control over financial reporting is effective based on those criteria.

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

Item 16C.    Principal Accountant Fees and Services

Duration of the Mandate and Terms of Office of the Independent Auditors

        Based on a recommendation by the Audit and Compliance Committee, the Board nominates an independent auditor for election at the Annual General Meeting. PricewaterhouseCoopers (PwC) assumed its existing auditing mandate for Novartis in 1996. Peter Kartscher, auditor in charge, and Michael P. Nelligan, global relationship partner, began serving in their role in 2009. The Audit and Compliance Committee ensures that the lead auditor partner is rotated at least every five years.

Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2010 and December 31, 2009:

	2010	2009
	$ thousands	$ thousands
Audit Services	23,675	24,360
Audit-Related Services	2,140	4,300
Tax Services	1,485	110
Other Services	110	100

Total	27,410	28,870

        PwC fees charged to Alcon of approximately $1.6 million, mainly for tax services, are included reflecting the professional services rendered after Novartis took over majority ownership on August 25, 2010.

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

        The Audit and Compliance Committee is responsible for overseeing the conduct of these activities by management and PwC. During 2010, the Audit and Compliance Committee held 6 meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters. PwC provided to the Audit and Compliance Committee the written disclosures required by Rule 3526, Communication with Audit Committees Concerning Independence, of the Public Company Accounting Oversight Board (PCAOB), and the Audit and Compliance Committee and PwC have discussed PwC's independence from Novartis and Novartis management.

        Based on the reviews and discussions with management and PwC referred to above, the Audit and Compliance Committee recommended to the Board, and the Board approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2010.

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

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2010	Total Number of Shares Purchased(1) (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $(3) (e)
				(CHF millions)	($ millions)
Jan. 1-31	101,591	53.70		9,704	9,217
Feb. 1-28	627,486	57.42		9,704	8,995
Mar. 1-31	263,445	54.74		9,704	9,095
Apr. 1-30	290,378	52.25		9,704	8,985
May 1-31	275,137	48.37		9,704	8,381
Jun. 1-30	132,657	49.29		9,704	8,958
Jul. 1-31	104,898	51.84		9,704	9,325
Aug. 1-31	578,073	51.48		9,704	9,487
Sep. 1-30	1,263,862	54.93		9,704	9,914
Oct. 1-31	136,766	58.63		9,704	9,849
Nov. 1-30	1,469,744	56.83		9,704	9,738
Dec. 1-31	247,491	57.22		9,704	10,314

Total	5,491,528	54.86	0

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

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        Novartis ADSs are listed on the NYSE. Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NYSE in that our shareholders do not receive written reports from committees of the Board of Directors. Also, our external auditors are appointed by our shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee. In addition, while our shareholders cannot vote on all equity compensation plans, they are entitled to hold a consultative vote on the compensation system of Novartis. The vote takes place before every significant change to the compensation system, but at least every third Annual General Meeting. Finally, our Board of Directors has set up a separate Risk Committee that is responsible for risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee.

Part III

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Articles of Incorporation, as amended February 26, 2010 (English translation) (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 as filed with the SEC on December 23, 2010).
1.2	Regulations of the Board and Committee Charters of Novartis AG, as amended February 1, 2010 (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-4 as filed with the SEC on December 23, 2010).
2.1	Restricted Issuance Agreement dated as of January 11, 2002 among Novartis AG, J.P. Morgan Chase & Co., as depositary, and all holders from time to time of ADRs issued thereunder (incorporated by reference to Exhibit 4 to the Registration Statement on Form F-3, File No. 333-81862, as filed with the SEC on January 31, 2002).
2.2	Letter Agreement dated October 27, 2004 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.2 to the Form 20-F for the year ended December 31, 2004 as filed with the SEC on January 28, 2005).
2.3	Letter Agreement dated September 12, 2005 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.3 to the Form 20-F for the year ended December 31, 2005 as filed with the SEC on January 30, 2006).
2.4	Letter Agreement dated December 14, 2007 between Novartis AG and JPMorgan Chase Bank, as depositary (incorporated by reference to Exhibit 2.4 to the Form 20-F for the year ended December 31, 2007 as filed with the SEC on January 28, 2008).
4.1	Purchase and Option Agreement as of 6 April 2008 between Nestlé S.A. and Novartis AG concerning the sale and purchase of common shares of Alcon, Inc. owned by the seller (incorporated by reference to Exhibit 4.5 to the Form 20-F for the year ended December 31, 2008 as filed with the SEC on January 28, 2009).
4.2	Shareholders Agreement as of 6 April 2008 among Nestlé S.A. and Novartis AG concerning certain matters with respect to Alcon, Inc. and any common shares of the company with a par value of CHF 0.20 per share, whether or not issued (incorporated by reference to Exhibit 4.6 to the Form 20-F for the year ended December 31, 2008 as filed with the SEC on January 28, 2009).
4.3	Merger Agreement dated December 14, 2010, between Novartis AG and Alcon, Inc. (incorporated by reference to Annex A to the Registration Statement on Form F-4 as filed with the SEC on December 23, 2010).
6.1	For earnings per share calculation, see "Item 18. Financial Statements—note 7."
8.1	For a list of all of our principal Group subsidiaries and associated companies, see "Item 18. Financial Statements—note 31."
12.1	Certification of Joseph Jimenez, Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Jonathan Symonds, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Joseph Jimenez, Chief Executive Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Jonathan Symonds, Chief Financial Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002.

14.1	Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3ASR as filed with the SEC on September 26, 2008 (File No. 333-153696), on Form F-3ASR filed on March 5, 2009 (File No. 333-157707), on Form F-3 filed on May 11, 2001 (File No. 333-60712), on Form F-3 filed on January 31, 2002 (File No. 333-81862), on Form F-4 filed on December 23, 2010 (File No. 333-171381), on Form S-8 filed on October 1, 2004 (File No. 333-119475), on Form S-8 filed on September 5, 2006 (File No. 333-137112), on Form S-8 filed on October 29, 2009 (File No. 333-162727) and on Form S-8 filed on January 18, 2011 (File No. 333-171739).

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ JONATHAN SYMONDS Name: Jonathan Symonds Title: Chief Financial Officer, Novartis Group
By:	/s/ THOMAS WERLEN Name: Thomas Werlen Title: General Counsel, Novartis Group

Date: January 27, 2011

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Novartis AG, Basel

We have completed integrated audits of Novartis AG and its consolidated subsidiaries (Novartis Group) consolidated financial statements and of Novartis Groups' internal control over financial reporting as of December 31, 2010. Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated financial statements of the Novartis Group as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 (comprising consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated balance sheets, consolidated cash flow statements and notes) as set out on pages F-4 through F-118 in this Form 20-F.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting

We have also audited the effectiveness of the Novartis Group's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novartis' Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Novartis Management on Internal Control Over Financial Reporting" appearing under Item 15(b). Our responsibility is to express an opinion on the Novartis Group's internal control over financial reporting based on our integrated audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers AG

/s/ PETER M. KARTSCHER Peter M. Kartscher Audit expert Auditor in charge	/s/ MICHAEL P. NELLIGAN Michael P. Nelligan Global relationship partner

Basel, January 26, 2011

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(for the years ended December 31, 2010, 2009 and 2008)

	Note	2010	2009	2008
		$ millions	$ millions	$ millions
Net sales	3	50,624	44,267	41,459
Other revenues		937	836	1,125
Cost of Goods Sold		(14,488)	(12,179)	(11,439)

Gross profit		37,073	32,924	31,145
Marketing & Sales		(13,316)	(12,050)	(11,852)
Research & Development		(9,070)	(7,469)	(7,217)
General & Administration		(2,481)	(2,281)	(2,245)
Other income		1,234	782	826
Other expense		(1,914)	(1,924)	(1,693)

Operating income	3	11,526	9,982	8,964
Income from associated companies	4	804	293	441
Financial income	5	64	198	384
Interest expense	5	(692)	(551)	(290)

Income before taxes		11,702	9,922	9,499
Taxes	6	(1,733)	(1,468)	(1,336)

Net income from continuing operations		9,969	8,454	8,163
Net income from discontinued operations				70

Net income		9,969	8,454	8,233

Attributable to:
Shareholders of Novartis AG		9,794	8,400	8,195
Non-controlling interests		175	54	38
Basic earnings per share ($)	7
—Continuing operations		4.28	3.70	3.59
—Discontinued operations				0.03

—Total		4.28	3.70	3.62

Diluted earnings per share ($)	7
—Continuing operations		4.26	3.69	3.56
—Discontinued operations				0.03

—Total		4.26	3.69	3.59

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(for the years ended December 31, 2010, 2009 and 2008)

	Note	2010	2009	2008
		$ millions	$ millions	$ millions
Net income from continuing operations		9,969	8,454	8,163
Fair value adjustments on financial instruments, net of taxes	8.1	(33)	93	(510)
(Losses)/gains from defined benefit plans, net of taxes	8.2	(685)	949	(2,140)
Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	8.3	(94)	(43)	(201)
Revaluation of previously owned non-controlling interest	8.4			38
Currency translation effects	8.5	554	789	(1,122)
Net income from discontinued operations				70

Total comprehensive income		9,711	10,242	4,298

Attributable to:
Shareholders of Novartis AG		9,524	10,180	4,275
Non-controlling interests		187	62	23

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(for the years ended December 31, 2010, 2009 and 2008)

	Note	Share capital	Treasury shares	Share premium	Retained earnings	Total fair value adjustments attributable to Novartis	Total reserves	Non- controlling interests	Total equity
		$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Total equity at January 1, 2008		990	(175)	198	45,031	3,179	48,408	173	49,396

Total comprehensive income					8,009	(3,734)	4,275	23	4,298
Dividends	9.1				(3,345)		(3,345)		(3,345)
Acquisition of treasury shares, net	9.2				(435)		(435)		(435)
Reduction of share capital	9.3	(31)	36						5
Equity-based compensation	9.4				565		565		565
Changes in non-controlling interests								(47)	(47)

Total of other equity movements		(31)	36		(3,215)		(3,215)	(47)	(3,257)

Total equity at December 31, 2008		959	(139)	198	49,825	(555)	49,468	149	50,437

Total comprehensive income					8,357	1,823	10,180	62	10,242

Dividends	9.1				(3,941)		(3,941)		(3,941)
Sale of treasury shares, net	9.2		1		224		224		225
Reduction of share capital	9.3	(2)	2
Equity-based compensation	9.4		4		631		631		635
Changes in non-controlling interests								(136)	(136)

Total of other equity movements		(2)	7		(3,086)		(3,086)	(136)	(3,217)

Total equity at December 31, 2009		957	(132)	198	55,096	1,268	56,562	75	57,462

Total comprehensive income					9,700	(176)	9,524	187	9,711

Dividends	9.1				(4,486)		(4,486)		(4,486)
Sale of treasury shares, net	9.2		4		338		338		342
Equity-based compensation	9.4		3		596		596		599
Impact of change of ownership of consolidated entities	9.5				(74)		(74)		(74)
Excess of the purchase price for acquiring non-controlling interest compared to the recorded amounts	9.6				(96)		(96)		(96)
Changes in non-controlling interests	9.7							6,311	6,311

Total of other equity movements			7		(3,722)		(3,722)	6,311	2,596

Total equity at December 31, 2010		957	(125)	198	61,074	1,092	62,364	6,573	69,769

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(at December 31, 2010 and 2009)

	Note	2010	2009
		$ millions	$ millions
Assets
Non-current assets
Property, plant & equipment	10	15,840	14,075
Goodwill	11	29,692	12,039
Intangible assets other than goodwill	11	35,231	10,331
Investments in associated companies	4	8,385	17,791
Deferred tax assets	12	5,240	4,615
Financial assets	13	1,840	2,635
Other non-current non-financial assets		405	328

Total non-current assets		96,633	61,814

Current assets
Inventories	14	6,093	5,830
Trade receivables	15	9,873	8,310
Marketable securities and derivative financial instruments	16	2,815	14,555
Cash and cash equivalents		5,319	2,894
Other current assets	17	2,585	2,102

Total current assets		26,685	33,691

Total assets		123,318	95,505

Equity and liabilities
Equity
Share capital	18	957	957
Treasury shares	18	(125)	(132)
Reserves		62,364	56,562

Issued share capital and reserves attributable to Novartis AG shareholders		63,196	57,387
Non-controlling interests		6,573	75

Total equity		69,769	57,462

Liabilities
Non-current liabilities
Financial debts	19	14,360	8,675
Deferred tax liabilities	12	7,689	4,407
Provisions and other non-current liabilities	20	6,842	5,491

Total non-current liabilities		28,891	18,573

Current liabilities
Trade payables		4,788	4,012
Financial debts and derivative financial instruments	21	8,627	5,313
Current income tax liabilities		1,710	1,816
Provisions and other current liabilities	22	9,533	8,329

Total current liabilities		24,658	19,470

Total liabilities		53,549	38,043

Total equity and liabilities		123,318	95,505

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(for the years ended December 31, 2010, 2009 and 2008)

	Note	2010	2009	2008
		$ millions	$ millions	$ millions
Net income from continuing operations		9,969	8,454	8,163
Reversal of non-cash items	23.1	6,162	5,448	4,514
Dividends from associated companies		568	504	248
Dividends received from marketable securities		3	3	9
Interest received		170	106	392
Interest paid		(525)	(268)	(226)
Other financial receipts				10
Other financial payments		(145)	(386)	(42)
Taxes paid		(2,616)	(1,623)	(1,939)

Cash flows before working capital and provision changes		13,586	12,238	11,129
Restructuring payments and other cash payments from provisions		(1,281)	(735)	(730)
Change in net current assets and other operating cash flow items	23.2	1,762	688	(630)

Cash flows from operating activities		14,067	12,191	9,769

Purchase of property, plant & equipment		(1,678)	(1,887)	(2,106)
Proceeds from sales of property, plant & equipment		36	48	58
Purchase of intangible assets		(554)	(846)	(210)
Proceeds from sales of intangible assets		545	51	169
Purchase of financial assets		(124)	(215)	(131)
Proceeds from sales of financial assets		66	124	99
Purchase of non-current non-financial assets		(15)	(23)	(5)
Proceeds from sales of non-current non-financial assets		3	3	3
Acquisition of interest in associated company				(10,447)
Acquisitions and divestments of businesses (excluding discontinued operations)	23.3	(26,666)	(925)	(1,079)
Acquisition of non-controlling interests			(81)
Purchase of marketable securities		(40,569)	(14,103)	(4,020)
Proceeds from sales of marketable securities		53,200	3,635	7,302

Cash flows used in investing activities		(15,756)	(14,219)	(10,367)

Acquisition of treasury shares		(311)	(461)	(3,348)
Disposal of treasury shares		711	685	2,875
Increase in non-current financial debts		5,674	7,052	1,481
Repayment of non-current financial debts		(5)	(22)	(68)
Change in current financial debts		2,610	(491)	(118)
Proceeds from issuance of share capital to third parties by subsidiaries		19	39
Dividends paid to non-controlling interests and other financing cash flows		(96)	(52)	(50)
Dividends paid to shareholders of Novartis AG		(4,486)	(3,941)	(3,345)

Cash flows from / used in financing activities		4,116	2,809	(2,573)

Cash flow from discontinued operations	23.4			(105)
Net effect of currency translation on cash and cash equivalents		(2)	75	(46)

Net change in cash and cash equivalents		2,425	856	(3,322)
Cash and cash equivalents at January 1		2,894	2,038	5,360

Cash and cash equivalents at December 31		5,319	2,894	2,038

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

Principles of consolidation

        The Group's financial year end is December 31, and the annual closing date of the individual financial statements incorporated into the Group's consolidated financial statements is December 31.

        The acquisition method of accounting is used to account for business combinations by the Group in transactions where Novartis takes control of another entity, including consideration of IFRS 3 (revised) "Business Combinations" which was adopted with effect from January 1, 2010. The cost of an acquisition is measured as the fair value of the transferred assets as well as incurred or assumed liabilities at the date of acquisition. Up to December 31, 2009 contingent consideration would not have been generally recorded at the date of acquisition. From January 1, 2010 the fair value of any contingent consideration potentially due to former owners of the acquired business is also included in the cost of the acquisition. Costs directly attributable to an acquisition were capitalized up to December 31, 2009. Costs for acquisitions subsequent to January 1, 2010 are expensed. Identifiable acquired assets as well as assumed liabilities and contingent liabilities obtained in a business combination are measured initially at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration transferred to obtain a controlling interest and the fair value of any previous non-controlling interest in the acquiree, over the fair value of the Group's share of net identifiable assets in a business combination, is recorded as a goodwill in the balance sheet and is denominated in the functional currency of the related acquisitions. Up to December 31, 2009, the excess of the cost of an acquisition over the Group's share of the fair value of acquired net identifiable assets related to acquiring an additional interest in an already controlled entity was also recorded as goodwill. From January 1, 2010 such amounts are recorded in consolidated equity. Up to December 31, 2009 any difference between the proceeds received from reducing the interest in a

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

controlled entity compared to the share of the related net assets was recorded in the consolidated income statement. From January 1, 2010 such amounts are recorded in consolidated equity. Up to December 31, 2009, for an acquisition of an entity in stages, any revaluation of an initial non-controlling interest in an entity required as a result of obtaining control was recognized in a separate component of comprehensive income. From January 1, 2010 such amounts are recorded in the consolidated income statement. Also from January 1, 2010 Novartis has elected to value any remaining outstanding non-controlling interest in a controlled subsidiary only at its proportionate share of the fair value of the net identified assets. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or until the date of disposal.

        Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables, are eliminated.

Foreign currencies

        The consolidated financial statements of Novartis are expressed in US dollars ($). The functional currency of certain Swiss and foreign finance companies used for preparing the consolidated financial statements is $ instead of the respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in $. Generally, the respective local currency is used as the functional currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

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

        Property, plant & equipment that are financed by leases giving Novartis substantially all risks and rewards of ownership are capitalized at the lower of the fair value of the leased asset or the present value of minimum lease payments at the inception of the lease. These are depreciated in the same manner as other assets over the shorter of the lease term or their useful life. Leases in which a significant portion of the ownership risks and rewards are retained by the lessor are classified as operating leases. These are charged to the consolidated income statement over the life of the lease, generally, on a straight-line basis.

Intangible assets

Goodwill

        The excess of the consideration transferred to obtain a controlling interest and the fair value of any previous non-controlling interest in the acquiree over the fair value of the Group's share of net identifiable assets in a business combination is recorded as goodwill in the balance sheet and is denominated in the functional currency of the related acquisition. Goodwill is allocated to an appropriate cash-generating unit which is defined as the smallest group of assets that generates independent cash inflows that support the goodwill. All goodwill is tested for impairment at least annually. In addition, goodwill is evaluated for impairment at each reporting date for each cash-generating unit with any resulting goodwill impairment charge recorded under Other Expense in the consolidated income statement.

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

Other intangible assets

        All identifiable intangible assets acquired in a business combination are recognized at their fair value. Furthermore, all acquired Research & Development assets, including upfront and milestone payments on licensed or acquired compounds, which are deemed to enhance the intellectual property of Novartis, are capitalized at cost as intangible assets, when it is probable that future economic benefits will arise, even though some uncertainties exist as to whether the R&D projects will ultimately be successful in producing a commercial product.

        All Novartis intangible assets are allocated to cash-generating units. In-Process Research & Development (IPR&D) and the Alcon brand name are the only classes of separately identified intangible assets that are not amortized. Both are tested for impairment on an annual basis or when facts and circumstances warrant an impairment test. Any impairment charge is recorded in the consolidated income statement under "Research & Development expenses" for IPR&D and under "Other Expense" for the Alcon brand name. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life in the income statement under "Cost of Goods Sold," where any related impairment charges are also recorded.

        All other intangible assets are amortized over their estimated useful lives once they are available for use. The useful lives assigned to acquired intangible assets are based on the period over which they are expected to generate economic benefits, commencing in the year in which they first generate sales or are used in development. Acquired intangible assets are amortized on a straight-line basis over the following periods:

Trademarks	Over their estimated economic or legal life with a maximum of 20 years
Currently marketed products and marketing know-how	5 to 20 years
Technology	10 to 30 years
Software	3 to 5 years
Others	3 to 5 years
Alcon brand name	Indefinite useful life, not amortized

        Amortization of trademarks, product and marketing rights is charged in the income statement to "Cost of Goods Sold" over their useful lives. Technology, which represents identified and separable acquired know-how used in the research, development and production process, is amortized in the income statement under "Cost of Goods Sold" or "Research & Development." Any impairment charges are recorded in the income statement in the same functional cost lines as the related amortization charges.

        Intangible assets, other than the Alcon brand name and IPR&D, are reviewed for impairment whenever facts and circumstances indicate their carrying value may not be recoverable. When evaluating an intangible asset for a potential impairment, the Group estimates the recoverable amount based on the intangible asset's "fair value less costs to sell" using the estimated future cash flows a market participant

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

could generate with that asset or, in certain circumstances, the "value in use" of the intangible asset to the Group, whichever is higher. If the carrying amount of the asset exceeds the recoverable amount, an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate the discounted future cash flows and appropriate discount rates used to make these calculations. Accordingly, actual cash flows and values could vary significantly from forecasted cash flows and related values derived using discounting techniques.

Financial assets

        Investments in debt and equity securities are initially recorded at fair value on the trade date, and subsequently carried at fair value. The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. These include the use of data from the most recent arm's length transactions, such as new financing rounds or partial disposals; reference to other instruments that are substantially the same; a discounted cash flow analysis; and other pricing models that make maximum use of market data. Loans are carried at amortized cost, less any allowances for uncollectable amounts. Exchange rate gains and losses and interest income using the effective interest rate method on loans are recorded in the consolidated income statement. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the consolidated statement of comprehensive income and recycled to the income statement when the asset is sold. Any impairments in value below initial cost are immediately expensed in the consolidated income statement.

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

        If the consolidated balance sheet carrying amount of investments in associated companies exceeds the higher of its value in use or fair value less costs to sell, an impairment loss is recognized for the difference. Value in use is defined as the present value of the future cash flows expected to be derived from an asset or cash-generating unit. For investments in associated companies, Novartis typically uses the Discounted Cash Flow method (DCF). The discounted cash flow method is based on a forecast of all expected future net cash flows generated by the business utilizing external and Novartis internal projections. As an alternative methodology to compute value in use of associated companies the discounted dividend method may be used. The Discounted Dividend Method (DDM) is the value of all future dividends plus the residual value of the investment less costs of disposal. These cash flows, which reflect the risks and uncertainties associated with the investment, are discounted at an appropriate rate to net present value.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Derivative financial instruments and hedging

        Derivative financial instruments are initially recognized in the balance sheet at fair value, and they are remeasured to their current fair value at the end of each subsequent period.

        The method of recognizing the resulting gain or loss is dependent on whether a derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the consolidated income statement. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of a transaction, the Group documents the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities, to specific firm commitments or to forecasted transactions. The Group also documents its assessment, both at the inception of a hedge and on an ongoing basis, as to whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. On the date a derivative contract is effective, the Group designates derivatives that qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

        Changes in the fair value of derivatives that are fair value hedges and that are highly effective are recognized in the consolidated income statement along with any changes in the fair value of the hedged asset or liability attributable to the hedged risk. Any gain or loss on the hedging instrument relating to the effective portion of changes in the fair value of derivatives in cash flow hedges are recognized in the consolidated statement of comprehensive income. Gains or losses relating to the ineffective portion are recognized immediately in the consolidated income statement. In determining whether the impact of a cash flow hedge can be deferred in the consolidated statement of comprehensive income, management assesses the probability of the forecasted transaction occurring. Amounts are only deferred when management judges the forecasted transaction to be highly probable. Where a forecasted transaction or firm commitment relating to a non-financial asset or non-financial liability is hedged, the gains or losses previously recorded in the consolidated statement of comprehensive income are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the consolidated statement of comprehensive income are transferred to the consolidated income statement and classified as income or expense in the same period in which the forecasted transaction affects the consolidated income statement.

        Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. All foreign exchange gains or losses arising on translation are included in cumulative translation effects and recognized in the consolidated statement of comprehensive income. Gains and losses accumulated in this statement are included in the consolidated income statement when the foreign operation is completely or partially liquidated or is sold.

        Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in the financial result in the consolidated income statement.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the consolidated statement of comprehensive income at

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

that time is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the consolidated income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss recognized in the consolidated statement of comprehensive income is immediately transferred to the consolidated income statement.

Inventories

        Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the consolidated balance sheet, inventory is valued at historical cost determined on a first-in first-out basis, and this value is used for the Cost of Goods Sold in the consolidated income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that such inventory can be reused, provisions are reversed with inventory being revalued up to the lower of its net realizable value or original cost. Inventory produced ahead of regulatory approval is provided for with the provision being released on obtaining approval. Unsalable inventory is fully written off.

Trade receivables

        Trade receivables are initially recognized at fair value which represent the invoiced amounts, less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts. Doubtful trade receivables provisions are established based upon the difference between the recognized value and the estimated net collectible amount with the estimated loss recognized in the consolidated income statement within Marketing & Sales expenses. When a trade receivable becomes uncollectible, it is written off against the doubtful trade receivables provisions.

Cash and cash equivalents

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash. Bank overdrafts are presented within other bank and financial debt within current financial debts on the consolidated balance sheet.

Marketable securities

        Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at their acquired fair value and subsequently carried at fair value. Exchange rate gains and losses and interest income using the effective interest rate method on debt securities are recorded in the consolidated income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the consolidated statement of comprehensive income and recycled to the consolidated income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the consolidated income statement where it offsets the gains or losses of the hedging derivative.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

        Unrealized losses on impaired marketable securities are included as a reduction of financial income in the consolidated income statement. A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment.

Repurchase agreements

        Underlying securities related to repurchase agreements are included within marketable securities. Repurchase financing agreements for securities sold but agreed to be repurchased are recognized gross and included in short-term financial debts. Income and expenses are recorded net in interest income.

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the subsidiary's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of subsidiaries' retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, measured at the tax rates that are expected to apply in the period of tax settlement or realization by the applicable entity, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the consolidated income statement in tax expense or in the consolidated statement of comprehensive income, if they relate to an item directly recorded in this statement. Deferred tax assets related to taxable losses of relevant Group entities are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.

        The estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are based on currently known facts and circumstances. Tax returns are based on an interpretation of tax laws and regulations and record estimates based on these judgments and interpretations. The tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in the estimates of the tax positions.

Defined benefit pension plans, other post-employment benefits and other non-current benefits of associates

Defined benefit pension plans

        The liability in respect of defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured as the present value of the estimated future payments required to settle the obligation that is attributable to the service of associates in the current and prior periods. The service cost for such pension plans is included in the personnel expenses of the various functions where the associates are employed, while the expected return on assets and interest expense are recognized as Other Income or Expense. Plan assets are recorded at their fair value. Unvested past service costs arising from amendments to pension plans are charged or credited to income over the associates' remaining vesting period. Vested past service

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

costs, including such costs for retired associates are immediately recognized in the consolidated income statement. Gains or losses arising from plan curtailments or settlements are accounted for at the time they occur. Any net pension asset is limited to the present value of future economic benefits available to the Group in the form of refunds from the plan or expected reductions in future contributions to the plan.

        The effects of changes in actuarial assumptions and experience adjustments on the value of assets and liabilities of defined benefit plans are immediately recognized in the consolidated balance sheet with a corresponding movement in the consolidated statement of comprehensive income.

Other post-employment benefits

        Certain subsidiaries provide healthcare and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and accrued over the service lives of the related associates. Service costs are included in the personnel expenses of the various functions where the associates are located, while the expected return on assets and interest expense are recognized as Other Income or Expense. The related obligation is recognized in non-current liabilities.

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

Equity-based compensation

        The fair value of Novartis shares, restricted shares, restricted share units (RSU) and American Depositary Shares (ADS), Alcon restricted share units (RSU) and related Novartis and Alcon options granted to associates as compensation is recognized as an expense over the related vesting or service period adjusted to reflect actual and expected vesting levels. The charge for equity-based compensation is included in the personnel expenses which are allocated to functional costs. An option's fair value at grant date is calculated using an option pricing valuation method. Novartis shares, restricted shares, RSUs and ADSs and Alcon RSUs are valued using the market value on the grant date.

Revenue recognition

        Revenue is recognized when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable and collectability is reasonably assured. Where contracts contain customer acceptance provisions, typically with government agencies, sales are recognized upon the satisfaction of acceptance criteria. Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Provisions for refunds granted to healthcare providers under innovative pay for performance agreements are recorded as a reduction of revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and clinical data for the product as well as the specific terms in the individual agreements. In cases where historical experience and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until such history is available.

        Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is an historical experience of Novartis agreeing to customer returns or Novartis can otherwise reasonably estimate expected future returns, Novartis records a provision for estimated sales returns. In doing so it applies the estimated rate of return, determined based on historical experience of customer returns or considering any other relevant factors, to the amounts invoiced also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.

Research & development

        Internal Research & Development (R&D) costs are fully charged to the consolidated income statement in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a relevant major market such as for the US, the EU, Switzerland or Japan.

        Payments made to third parties in compensation for subcontracted R&D that is deemed not to enhance the intellectual property of Novartis such as contract research and development organizations are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been achieved from a regulatory authority in a major market.

        Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products (In-Process Research & Development assets, "IPR&D"), including initial upfront and subsequent milestone payments, are capitalized as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if such additional payments are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. By contrast, such additional payments will be capitalized if these additional payments are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.

        Costs for post-approval studies performed to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval are charged as development expenses as they are incurred in cases where it is anticipated that the related product will be sold over a longer period than the activities required to be performed to obtain the marketing approval. In the rare cases where costs

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

related to the conditional approval need to be incurred over a period beyond that of the anticipated product sales, then the expected costs of these activities will be expensed over the shorter period of the anticipated product sales. As a result, all activities necessary as a condition to maintain a received approval, whether conditional or not, are expensed.

        IPR&D assets are amortized once the related project has been successfully developed and regulatory approval for a product launch obtained and acquired technologies included in intangible assets are amortized in the consolidated income statement over their estimated useful lives.

        Laboratory buildings and equipment included in property, plant & equipment are depreciated in the consolidated income statement over their estimated useful lives.

Government grants

        Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

        Government grants are deferred and recognized in the consolidated income statement over the period necessary to match them with the related costs which they are intended to compensate.

        Government grants relating to property, plant and equipment are deducted from the carrying value of assets and released to the consolidated income statement on a straight-line basis over the expected lives of the related assets.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Environmental liabilities

        Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for remediation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. These remediation costs are calculated as the net present value of expected cash outflows including anticipated inflation, discounted at a rate based on the market yields for high quality corporate bonds. The increase in provisions due to the passage of time and the effect of changes in the discount rates are included in Interest Expense.

Contingent consideration in a business combination

        From January 1, 2010, contingent considerations potentially due to former owners as part of the consideration paid for assets forming part of a business combination, e.g. in the form of milestone payments upon the achievement of certain development stages or sales targets as well as royalties, are recognized as liabilities at fair value as of the acquisition date. Any subsequent changes in amounts recorded as a liability are recognized in the consolidated income statement.

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

        Restructuring charges or releases of related provisions are included in Other Expense or Other Income in the consolidated income statement.

Dividends

        Dividends are recorded in the Group's consolidated financial statements in the period in which they are approved by the Group's shareholders.

Treasury shares

        Treasury shares are deducted from consolidated equity at their nominal value of CHF 0.50 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in consolidated retained earnings.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Accounting policies (Continued)

Status of adoption of significant new or amended IFRS standards or interpretations

        In 2009, sections of IFRS 9 "Financial Instruments: Classification and Measurement" and "Financial Assets" were issued but only require to be adopted by January 1, 2013 although earlier adoption is permitted. This standard will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial statements. Novartis is currently evaluating the potential impact that this standard will have on the Group's consolidated financial statements.

2.     Significant transactions, business combinations and divestments

        The following acquisitions, divestments, business combinations and other significant transactions occurred during 2010, 2009 and 2008. See notes 3 and 24 for further details of the impact of these transactions on the consolidated financial statements.

Acquisitions in 2010

Corporate—Alcon, Inc.

        Novartis acquired its initial 25% interest in Alcon from Nestlé for $10.4 billion or $143 per share in July 2008. On August 25, 2010, Novartis completed the acquisition of the 52% interest in Alcon for approximately $28.3 billion or $180 per share. This increased the interest in Alcon to a 77% majority ownership.

        The overall purchase price of $38.7 billion included certain adjustments for dividends and interest up to the August 25, 2010 closing date. Sources of financing for the 77% majority ownership, including the initial 25% stake purchased in mid-2008, were $17.0 billion of available cash, and $13.5 billion from bonds raised in March 2010 as well as in 2008 and 2009. In addition, during 2010, we raised funds through our commercial paper program, which was used for general corporate purposes of the Novartis Group, as well as for intercompany financing purposes in connection with the acquisition of the 52% interest in Alcon.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

        A summary of the financial impact of consolidating Alcon from August 25, is given in the table below:

	$	$
	billions	billions
Purchase price for acquiring initial 25% of Alcon		10.4
Purchase price for additional 52% of Alcon		28.3

Total purchase price		38.7

Equity adjustments since acquiring the initial 25% interest		(0.4)
Revaluation gain on initial 25% interest		0.4

Investment value on date of change of majority ownership		38.7

Net assets reported by Alcon (excluding its goodwill but including any US GAAP/IFRS differences)	5.9
Estimated fair value adjustments
—property, plant and equipment	0.1
—intangible assets	24.5
—inventory	0.5
—other liabilities	(0.1)
—deferred tax liabilities	(3.8)

Fair value of net assets acquired		27.1
Less value attributed to 23% non-controlling interest		(6.3)

Residual goodwill		17.9

        The fair value of the net identified assets is final, except for any matters that may arise following 100% ownership. The residual goodwill is attributable to a number of factors such as the future growth platform and synergies that can be achieved. None of the goodwill is currently expected to be deductible for tax purposes. Divestments required from regulatory decisions are expected to occur in the first quarter of 2011. These divestments vary by market and had 2010 sales of approximately $100 million.

        For business combinations achieved in stages, IFRS requires that any previously held interest of an acquirer in an acquiree is adjusted to its fair value through the consolidated income statement as of the acquisition date. The agreement that Novartis entered into with Nestlé in 2008 specified an average price of up to $168 per share for all of the approximately 77% interest in Alcon held by Nestlé, including $143 per share for the initial 25% interest acquired by Novartis in 2008, and a maximum of $181 per share for the remaining 52%, including a premium for the change of majority ownership.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

        Novartis has re-assessed the fair value of the initial 25% non-controlling interest in Alcon it acquired from Nestlé in 2008 as follows:

$
millions
Fair value of all the approximate 77% interest in Alcon acquired from Nestlé valued at $168 per share	38,663
Amount paid for the approximate 52% interest in Alcon on August 25, 2010 (including the premium for gaining majority ownership)	(28,343)

Estimated fair value for initial approximately 25% interest in Alcon as of August 25, 2010	10,320

Carrying value of 25% interest in Alcon as of August 25, 2010	(9,942)

Excess of fair value over carrying value	378

Recycling of losses accumulated in comprehensive income from July 7, 2008 to August 25, 2010	(43)

Gain recorded as of August 25, 2010 as a result of fair valuing the initial approximately 25% interest in Alcon	335

        Novartis determined the fair value of approximately $38.7 billion for the total interest in Alcon currently owned by Novartis based on a price of $168 per Alcon share, which is the per share value of the proposed acquisition of the outstanding non-controlling interests and also the approximate average price per share paid by Novartis for the total interest acquired from Nestlé.

        On December 15, Novartis announced that it has entered into a definitive agreement to merge Alcon into Novartis for Novartis shares and a Contingent Value Amount (CVA). Under the terms of the agreement, the merger consideration will include up to 2.8 Novartis shares and a CVA to be settled in cash that will in aggregate equal $168 per share. If the value of 2.8 Novartis shares is more than $168 the number of Novartis shares will be reduced accordingly. The total merger consideration for the non-controlling interest will be $12.9 billion, comprising of up to 215 million Novartis shares and a potential CVA to be settled in cash.

        The merger is currently expected to be completed during the first half of 2011 and is conditional on clearance of a registration statement by the US Securities and Exchange Commission, two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings and other customary closing conditions.

        The proposed acquisition of the remaining outstanding non-controlling interests in Alcon via the merger is considered to be a separate transaction following the previous acquisition of majority ownership in Alcon by Novartis. It will change the Novartis ownership in Alcon but will not result in a change of control, so it will be accounted for as an equity transaction as required by IAS 27R, meaning assets and liabilities are not revalued as of the date of the acquisition of the outstanding non-controlling interests via the merger, goodwill does not arise and any excess of the consideration paid to acquire the outstanding non-controlling interest over the proportionate share of the outstanding non-controlling interests' net assets is recognized against consolidated equity. Based on an estimated maximum number of Alcon shares

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

outstanding at the effective time of the merger (other than Alcon shares owned by Novartis), Novartis therefore expects to deliver a total merger consideration valued at approximately $12.9 billion to the non-controlling shareholders of Alcon in connection with the merger. The excess of the value of the merger over the non-controlling interest recognized within equity for Alcon will result in a reduction in the consolidated equity of Novartis. This reduction in consolidated equity will be offset by an increase in consolidated equity in an amount equal to the market value at the effective time of the merger of the Novartis shares or Novartis ADSs that Novartis will deliver as part of the merger consideration.

        Since it has been consolidated from August 25, 2010, Alcon contributed net sales of $2.4 billion and operating income of $323 million. Net sales and operating income of the combined entity would have been approximately $55.4 billion and approximately $11.6 billion, respectively had the acquisition occurred on January 1, 2010.

Pharmaceuticals—Corthera

        On February 3, Novartis completed the 100% acquisition (announced on December 23, 2009) of the privately held US based Corthera Inc., gaining worldwide rights to relaxin for the treatment of acute decompensated heart failure and assumed full responsibility for development and commercialization for a total purchase consideration of $327 million. This amount consists of an initial cash payment of $120 million and $207 million of deferred contingent consideration. The deferred contingent consideration is the net present value of the additional milestone payments due to Corthera's previous shareholders which they are eligible to receive contingent upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of $309 million and goodwill of $18 million. Results of operations since the acquisition date were not material.

Sandoz—Oriel Therapeutics

        On June 1, Sandoz completed the 100% acquisition of the privately held US based Oriel Therapeutics Inc., to broaden its portfolio of projects in the field of respiratory drugs for a total purchase consideration of $332 million. This amount consists of an initial cash payment of $74 million and $258 million of deferred contingent consideration. Oriel's previous shareholders are eligible to receive milestone payments, which are contingent upon the company achieving future development steps, regulatory approvals and market launches, and sales royalties. The total $258 million of deferred contingent consideration represents the net present value of expected milestone and royalty payments. The final purchase price allocation, including the valuation of the contingent payment elements of the purchase price, resulted in identified net assets of $281 million and goodwill of $51 million. Results of operations since the acquisition date were not material.

Acquisitions in 2009

Sandoz—EBEWE Pharma

        On May 20, Novartis announced a definitive agreement for Sandoz to acquire 100% of the specialty generic injectables business of EBEWE Pharma for EUR 925 million ($1.3 billion) in cash, to be adjusted for any cash or debt assumed at closing. This transaction was completed on September 22, 2009. The first payment of EUR 600 million ($0.9 billion) was made in 2009, with the balance paid in 2010. Based on a final purchase price allocation, EBEWE's identified net assets were $0.7 billion, which resulted in goodwill

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

of $0.5 billion. Results of operations from this acquisition, which were not material in 2009, were included from the completion date of this transaction.

Vaccines and Diagnostics—Zhejiang Tianyuan

        On November 4, Novartis announced a definitive agreement to acquire an 85% stake in the Chinese vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Terms call for Novartis to purchase an 85% majority interest for approximately $125 million in cash. The transaction, which is expected to be completed in 2011, is subject to certain closing conditions, including receipt of government and regulatory approvals in China.

Acquisitions in 2008

Corporate—Alcon

        On April 7, Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire majority ownership of Alcon Inc. (NYSE: ACL), a Swiss-registered company listed only on the New York Stock Exchange. The potential total value of this transaction is up to approximately $38.5 billion. On July 7, 2008, Novartis acquired a 25% stake in Alcon, representing 74 million shares, from Nestlé for $10.4 billion in cash. See update in the Acquisitions in 2010.

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

Other significant transactions in 2010

Corporate—Issuance of bond in US dollars

        On March 9, Novartis issued a three-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008. A 1.9% three-year tranche totaling $2.0 billion, a 2.9% five-year tranche totaling $2.0 billion and a 4.4% 10-year tranche totaling $1.0 billion were issued by the Group's US entity, Novartis Capital Corp. All tranches are unconditionally guaranteed by Novartis AG.

Corporate—Change of pension plan in Switzerland

        On April 23, the Board of Trustees of the Novartis Swiss Pension Fund agreed to amend the conditions and insured benefits of the current Swiss pension plan with effect from January 1, 2011. These amendments do not have an impact on existing pensions in payment or on plan members born before January 1, 1956. Under the previous rules, benefits from the plan are primarily linked to the level of salary in the years prior to retirement while under the new rules benefits are also partially linked to the level of contributions made by the members during their active service period up to their retirement. This has led to changes, recorded in the second quarter of 2010, in the amounts that need to be included in the Group's consolidated financial statements prepared using IFRS in respect of the Swiss Pension Fund.

        As part of this change, Novartis, supported by the Swiss Pension Fund, will make transitional payments, which vary according to the member's age and years of service. As a result, it is estimated that additional payments will be made over a ten-year period of up to approximately $481 million (CHF 453 million) depending on whether or not all current members affected by the change remain in the plan over this ten-year period.

        The accounting consequence of this change in the Swiss pension plan rules results in the Group's consolidated financial statements prepared under IFRS reflecting a net pre-tax curtailment gain of $265 million (CHF 283 million) in the second quarter of 2010. This calculation only takes into account the discounted value of transition payments of $202 million (CHF 219 million) attributed to already completed years of service of the affected plan members as calculated in accordance with IFRS requirements. It does not take into account any amount for transitional payments related to their future years of service.

Other significant transactions in 2009

Corporate—Issuance of bond in US dollars

        On February 5, Novartis issued a two-tranche bond totaling $5.0 billion registered with the US Securities and Exchange Commission as part of a shelf registration statement filed by Novartis in 2008.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant transactions, business combinations and divestments (Continued)

A 4.125% five-year tranche totaling $2.0 billion was issued by the Group's US entity, Novartis Capital Corp., while a 5.125% 10-year tranche totaling $3.0 billion was issued by the Group's Bermuda unit, Novartis Securities Investment Ltd. Both tranches are unconditionally guaranteed by Novartis AG.

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

Pharmaceuticals—Idenix

        On August 5, Novartis did not participate in an underwritten public offering by Idenix Pharmaceuticals, which reduced the Group's stake to 47% from the pre-offering level of 53%. As a result of this offering, Novartis no longer controls this company, so Idenix was deconsolidated with effect from September 1. Idenix has been accounted for on an equity basis since this date, which had no material impact on the Group's consolidated income statement.

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

3.     Segmentation of key figures 2010, 2009 and 2008

Operating Segments

        The wholly owned businesses of Novartis are divided operationally on a worldwide basis into four Divisions: Pharmaceuticals, Vaccines and Diagnostics, Sandoz and Consumer Health and Corporate activities. In addition, following our 2010 acquisition of a 52% majority stake in Alcon, Inc. (Alcon), Novartis owns 77% of Alcon, an independent Swiss corporation listed on the New York Stock Exchange, and it is treated as a separate segment. These segments, which are based on internal management

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

        The Pharmaceuticals Division researches, develops, manufactures, distributes and sells branded prescription medicines in the following therapeutic areas: Cardiovascular and Metabolism; Oncology; Neuroscience and Ophthalmics; Respiratory; Integrated Hospital Care; and additional products. The Pharmaceuticals Division is organized into global business franchises responsible for the development and marketing of various products, as well as a business unit, called Novartis Oncology, responsible for the global development and marketing of oncology products. Novartis Oncology is not required to be disclosed separately as a segment since it shares common long-term economic perspectives, customers, research, development, production, distribution and regulatory factors with the rest of the Pharmaceuticals Division.

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

        Alcon, Inc. is the world's leader in eye care. It has been dedicated to the ophthalmic industry for 65 years and researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

        Inter-Segmental sales are made at amounts which are considered to approximate arm's length transactions. Where practicable, the same accounting policies are applied by the Group and the segments. Currently, the Executive Committee principally evaluates segmental performance and allocates resources among the segments based on their operating income.

        Segment net operating assets consist primarily of property, plant & equipment, intangible assets, inventories and trade and other operating receivables less operating liabilities.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense which are not attributable to specific segments such as certain expenses related to environmental liabilities, charitable activities, donations, sponsorships and research into strategic areas and into neglected diseases. Usually, no allocation of Corporate items is made to the segments. Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes and non-segmental specific environmental liabilities.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

	Pharmaceuticals			Vaccines and Diagnostics			Sandoz			Consumer Health			Alcon, Inc(1)	Corporate (including eliminations)			Total Group
in $ millions	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2010	2009	2008	2010	2009	2008
Net sales to third parties	30,558	28,538	26,331	2,918	2,424	1,759	8,518	7,493	7,557	6,204	5,812	5,812	2,426				50,624	44,267	41,459
Sales to other segments	157	175	198	60	46	20	267	264	270	49	44	53		(533)	(529)	(541)

Net sales of segments	30,715	28,713	26,529	2,978	2,470	1,779	8,785	7,757	7,827	6,253	5,856	5,865	2,426	(533)	(529)	(541)	50,624	44,267	41,459
Other revenues	422	377	620	433	390	414	16	10	25	65	59	66	3	(2)			937	836	1,125
Cost of Goods Sold	(5,361)	(4,955)	(4,481)	(1,551)	(1,415)	(1,270)	(4,854)	(4,201)	(4,119)	(2,173)	(2,111)	(2,071)	(1,082)	533	503	502	(14,488)	(12,179)	(11,439)

Gross profit	25,776	24,135	22,668	1,860	1,445	923	3,947	3,566	3,733	4,145	3,804	3,860	1,347	(2)	(26)	(39)	37,073	32,924	31,145
Marketing & Sales	(8,694)	(8,369)	(8,109)	(338)	(297)	(247)	(1,449)	(1,330)	(1,413)	(2,238)	(2,054)	(2,083)	(600)	3			(13,316)	(12,050)	(11,852)
Research & Development	(7,081)	(5,840)	(5,716)	(523)	(508)	(360)	(658)	(613)	(667)	(359)	(346)	(313)	(254)	(195)	(162)	(161)	(9,070)	(7,469)	(7,217)
General & Administration	(919)	(870)	(843)	(149)	(176)	(177)	(350)	(385)	(408)	(402)	(376)	(383)	(140)	(521)	(474)	(434)	(2,481)	(2,281)	(2,245)
Other income	687	414	447	35	27	38	77	105	62	48	72	111		387	164	168	1,234	782	826
Other expense	(971)	(1,078)	(868)	(273)	(119)	(99)	(295)	(272)	(223)	(41)	(84)	(144)	(30)	(304)	(371)	(359)	(1,914)	(1,924)	(1,693)

Operating income	8,798	8,392	7,579	612	372	78	1,272	1,071	1,084	1,153	1,016	1,048	323	(632)	(869)	(825)	11,526	9,982	8,964

Income from associated companies	(16)	(14)		7			3	7	4					810	300	437	804	293	441
Financial income																	64	198	384
Interest expense																	(692)	(551)	(290)

Income before taxes																	11,702	9,922	9,499
Taxes																	(1,733)	(1,468)	(1,336)

Net income from continuing operations																	9,969	8,454	8,163
Net income from discontinued operations																			70

Group net income																	9,969	8,454	8,233

Attributable to:
Shareholders of Novartis AG																	9,794	8,400	8,195
Non-controlling interests																	175	54	38
Included in net income are:
Interest income																	103	156	306
Depreciation of property, plant & equipment	(726)	(659)	(623)	(100)	(98)	(87)	(285)	(276)	(278)	(103)	(99)	(103)	(70)	(79)	(109)	(114)	(1,363)	(1,241)	(1,205)
Amortization of intangible assets	(453)	(366)	(414)	(259)	(312)	(318)	(293)	(260)	(284)	(94)	(84)	(77)	(32)	(4)	(3)	(2)	(1,135)	(1,025)	(1,095)
Impairment charges on property, plant & equipment	4	(4)	(23)	(14)					(2)		(5)					(1)	(10)	(9)	(26)
Impairment charges on intangible assets	(894)	11	(320)		(18)	(1)	(11)	(6)	(23)	(6)	(13)						(911)	(26)	(344)
Impairment charges on financial assets	(41)	(37)	(53)	(98)										(19)	(3)	(37)	(158)	(40)	(90)
Additions to restructuring provisions	(133)	(19)	(102)	(62)			(66)	(40)	(29)								(261)	(59)	(131)
Equity-based compensation of Novartis equity plans	(559)	(535)	(546)	(34)	(30)	(22)	(23)	(28)	(29)	(63)	(55)	(50)	(22)	(140)	(129)	(99)	(841)	(777)	(746)
Total assets	24,681	24,013	22,741	5,631	6,704	5,795	17,002	17,685	15,914	4,480	4,508	4,491	47,553	23,971	42,595	29,358	123,318	95,505	78,299

Total liabilities	(9,469)	(9,494)	(7,929)	(827)	(1,121)	(811)	(2,976)	(2,534)	(1,966)	(1,272)	(1,340)	(1,312)	(1,129)	(37,876)	(23,554)	(15,844)	(53,549)	(38,043)	(27,862)
Total equity	15,212	14,519	14,812	4,804	5,583	4,984	14,026	15,151	13,948	3,208	3,168	3,179	46,424	(13,905)	19,041	13,514	69,769	57,462	50,437

Net liquidity/(net debt)														14,853	(3,461)	1,247	14,853	(3,461)	1,247
Net operating assets	15,212	14,519	14,812	4,804	5,583	4,984	14,026	15,151	13,948	3,208	3,168	3,179	46,424	948	15,580	14,761	84,622	54,001	51,684

Included in total assets and total liabilities are:
Total property, plant & equipment	8,360	7,947	7,546	1,453	1,471	1,105	2,925	3,080	2,927	986	926	850	1,489	627	651	672	15,840	14,075	13,100
Additions to property, plant & equipment(2)	777	922	1,115	159	437	435	307	282	422	150	164	160	107	153	78	77	1,653	1,883	2,209
Total goodwill and intangible assets	6,696	6,930	6,417	2,973	3,163	3,460	10,336	10,683	9,372	1,465	1,577	1,561	43,433	20	17	9	64,923	22,370	20,819
Additions to goodwill and intangible assets(2)	414	809	98	9	12	42	32	35	21	14	101	22	20	6	10	5	495	967	188
Total investment in associated companies	2	19	1	8	2	2	16	18	16				17	8,342	17,752	17,693	8,385	17,791	17,712
Additions to investment in associated companies		22												23	29	9,498	23	51	9,498
Cash, marketable securities and derivative financial instruments														8,134	17,449	6,117	8,134	17,449	6,117
Financial debts and derivative financial instruments														22,987	13,988	7,364	22,987	13,988	7,364
Current income tax and deferred tax liabilities														9,399	6,223	5,520	9,399	6,223	5,520

(1)
Alcon, Inc. is consolidated from August 25, 2010
(2)
Excluding impact of business combinations

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

        The following countries accounted for more than 5% of at least one of the respective Group totals for the years ended December 31, 2010, 2009 and 2008:

	Net sales(1)						Total of selected non-current assets(2)
Country	2010	%	2009	%	2008	%	2010	%	2009		%	2008		%
	$ millions		$ millions		$ millions		$ millions		$ millions			$ millions
Switzerland	584	1	604	2	531	1	14,631	17	13,204		24	12,478		24
United States	15,863	31	14,254	32	12,861	31	11,952	13	11,717		22	12,014		23
Germany	3,926	8	4,035	9	4,114	10	4,267	5	4,649		8	4,471		9
Japan	4,061	8	3,545	8	2,987	7	153		142			164
France	2,369	5	2,355	5	2,284	6	317		349		1	348		1
Other	21,395	42	19,474	44	18,682	45	12,889	15	14,038		26	11,738		23

Total divisions excl. Alcon, Inc.	48,198	95	44,267	100	41,459	100	44,209	50	44,099		81	41,213		80
Alcon, Inc.	2,426	5					44,939	50	10,137	(3)	19	10,418	(3)	20

Group	50,624	100	44,267	100	41,459	100	89,148	100	54,236		100	51,631		100

Europe	18,558	37	18,362	42	18,034	44	27,354	31	27,635		51	25,222		49
Americas	20,224	40	17,820	40	16,286	39	15,485	17	15,193		28	14,857		29
Asia / Africa / Australasia	9,416	18	8,085	18	7,139	17	1,370	2	1,271		2	1,134		2

Total divisions excl. Alcon, Inc.	48,198	95	44,267	100	41,459	100	44,209	50	44,099		81	41,213		80
Alcon, Inc.	2,426	5					44,939	50	10,137		19	10,418		20

Group	50,624	100	44,267	100	41,459	100	89,148	100	54,236		100	51,631		100

(1)
Net sales from operations by location of third party customer

(2)
Total of property, plant and equipment, goodwill, intangible assets and investment in associated companies

(3)
Value of the approximately 25% interest in Alcon, Inc. accounted for using the equity method

        The Group's two largest customers account for approximately 8% each of net sales, and the third largest one accounts for 7% (2009: 8%, 7% and 6%; 2008: 8%, 7% and 6%), of net sales. No other customer accounts for 2% or more of net sales.

        The highest amounts of trade receivables outstanding were for these three customers. They amounted to 9%, 5% and 6% (2009: 9%, 6% and 6%), respectively, of the Group's trade receivables at December 31, 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

Pharmaceuticals Division therapeutic area net sales

Therapeutic areas	2010	2009	Change in $ (2009 to 2010)	Change in constant currencies (2009 to 2010)	2008(1)	Change in $ (2008 to 2009)	Change in constant currencies (2008 to 2009)
	$ millions	$ millions	%	%	$ millions	%	%
Cardiovascular and Metabolism
Hypertension medicines
Diovan	6,053	6,013	1	0	5,740	5	6
Exforge	904	671	35	35	406	65	72
Tekturna/Rasilez	438	290	51	53	144	101	104
Subtotal	7,395	6,974	6	5	6,290	11	12

Galvus	391	181	116	122	43	321	327
Lotrel	266	322	(17)	(18)	386	(17)	(17)

Total strategic franchise products	8,052	7,477	8	7	6,719	11	13

Established medicines (Lescol included)	1,103	1,319	(16)	(17)	1,464	(10)	(7)
Total Cardiovascular and Metabolism products	9,155	8,796	4	4	8,183	7	9

Oncology
BCR-Abl franchise
Gleevec/Glivec	4,265	3,944	8	7	3,670	7	12
Tasigna	399	212	88	89	89	138	145
Subtotal	4,664	4,156	12	11	3,759	11	15

Zometa	1,511	1,469	3	2	1,382	6	9
Femara	1,376	1,266	9	9	1,129	12	16
Sandostatin	1,291	1,155	12	11	1,123	3	7
Exjade	762	652	17	16	531	23	27
Afinitor	243	70	nm	nm	1	nm	nm
Other	181	231	(22)	(23)	286	(19)	(16)

Total Oncology products	10,028	8,999	11	11	8,211	10	14

Neuroscience and Ophthalmics
Lucentis	1,533	1,232	24	24	886	39	47
Exelon/Exelon Patch	1,003	954	5	6	815	17	22
Comtan/Stalevo	600	554	8	8	502	10	14
Extavia	124	49	nm	nm	—	nm	nm
Other	457	459	0	(1)	543	(15)	(11)

Total strategic franchise products	3,717	3,248	14	14	2,746	18	24
Established medicines	567	575	(1)	(4)	636	(10)	(5)

Total Neuroscience and Ophthalmics products	4,284	3,823	12	11	3,382	13	18

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

Therapeutic areas	2010	2009	Change in $ (2009 to 2010)	Change in constant currencies (2009 to 2010)	2008(1)	Change in $ (2008 to 2009)	Change in constant currencies (2008 to 2009)
	$ millions	$ millions	%	%	$ millions	%	%
Respiratory
Xolair	369	338	9	12	211	60	65
Tobi	279	300	(7)	(7)	295	2	4
Onbrez Breezhaler	33	1	nm	nm	—	nm	nm

Total strategic franchise products	681	639	7	9	506	26	30

Established medicines	174	190	(8)	(10)	191	0	2
Total Respiratory products	855	829	3	4	697	19	22

Integrated Hospital Care (IHC)*
Neoral/Sandimmun	871	919	(5)	(7)	956	(4)	(1)
Aclasta/Reclast	579	472	23	23	254	86	88
Myfortic	444	353	26	23	290	22	28
Zortress/Certican	144	118	22	25	95	24	31
Ilaris	26	3	nm	nm	—	nm	nm
Other	293	235	25	24	200	18	23

Total strategic franchise products	2,357	2,100	12	11	1,795	17	21

Established medicines	890	941	(5)	(7)	1,098	(14)	(12)
Total IHC products	3,247	3,041	7	5	2,893	5	9

Additional products
Voltaren (excl. OTC)	791	797	(1)	(1)	814	(2)	1
Ritalin/Focalin	464	449	3	3	440	2	4
Tegretol	355	375	(5)	(7)	451	(17)	(13)
Foradil	353	357	(1)	(1)	387	(8)	3
Trileptal	253	295	(14)	(14)	332	(11)	(7)
Everolimus stent drug	240	215	12	7	—	nm	nm
Other	533	562	(5)	(6)	541	4	5

Total additional products	2,989	3,050	(2)	(3)	2,965	3	7

Total strategic franchise products	24,835	22,462	11	10	19,977	12	16
Total established medicines and additional products	5,723	6,076	(6)	(7)	6,354	(4)	(1)

Total Division net sales	30,558	28,538	7	6	26,331	8	12

*
includes Transplantation

nm—not meaningful

(1)
Net sales in 2008 include a one-time contribution of $104 million from a brand-specific provision reversal following a Novartis review of accounting for rebate programs to US government health agencies. Individual brand sales may include contributions from the reversal of these provisions.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of key figures 2010, 2009 and 2008 (Continued)

        The product portfolio of other segments is widely spread and none of the products or product ranges exceed 5% of the net sales of the Group.

4.     Associated companies

        Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value		Net income statement effect
	2010	2009	2010	2009	2008
	$ millions	$ millions	$ millions	$ millions	$ millions
Roche Holding AG, Switzerland	8,173	7,471	380	321	439
Alcon Inc., Switzerland		10,137	433	(28)	(11)
Others	212	183	(9)		13

Total	8,385	17,791	804	293	441

        The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

        Since up-to-date financial data are not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Group's share of net income in Roche Holding. Any differences between these estimates and actual results will be adjusted in the Group's 2011 consolidated financial statements.

        The following table shows summarized financial information of the major associated company for the year ended December 31, 2009 since 2010 data is not yet available:

	Asset	Liabilities	Revenue	Net income
	billions	billions	billions	billions
Roche (CHF)	74.6	65.2	51.2	8.5

Roche Holding AG

        The Group's initial holding in Roche voting shares was 33.3% at December 31, 2010 and 2009. This investment represents approximately 6.3% of Roche's total outstanding voting and non-voting equity instruments. The purchase price allocation used publicly available information at the time of acquisition.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Associated companies (Continued)

        The December 31, 2010 balance sheet value allocation is as follows:

$ millions
Novartis share of Roche's reported net assets	2,740
Novartis share of net book value of additionally appraised intangible assets	2,077
Net book value of implicit Novartis goodwill	3,027

Total residual value of purchase price	7,844
Accumulated equity accounting adjustments and translation effects less dividend received	329

December 31, 2010 balance sheet value	8,173

        The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 20 years.

        The income statement effects from applying Novartis accounting principles for this investment in 2010, 2009 and 2008 are as follows:

	2010	2009	2008
	$ millions	$ millions	$ millions
Novartis share of Roche's estimated current-year consolidated net income	559	496	560
Prior-year adjustment	(43)	(40)	11
Amortization of fair value adjustments relating to intangible assets net of taxes of $41 million (2009: $41 million; 2008: $40 million)	(136)	(135)	(132)

Net income effect	380	321	439

        The market value of the Novartis interest in Roche (Reuters symbol: RO.S) at December 31, 2010, was $8.2 billion (2009: $9.3 billion) which was approximately the consolidated balance sheet carrying value.

Alcon Inc.

        The Group's initial holding in Alcon voting shares was acquired on July 7, 2008, and amounted to 24.8% at December 31, 2009. In order to apply the equity method of accounting, Novartis estimated the fair values of Alcon's identified assets and liabilities at the time of the acquisition of this initial interest and, as a result, the implicit goodwill. The purchase price allocation used findings arising from due diligence performed by Novartis prior to the acquisition and from publicly available information. The identified intangible assets principally related to the value of currently marketed products and have been straight-line basis over their estimated average useful life of 10 years. In 2010, the Group completed its purchase of an additional 52% of Alcon resulting in approximately 77% ownership. As from August 25, 2010 Alcon is fully consolidated and no longer accounted for as an associated company.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     Associated companies (Continued)

        Alcon provides its consolidated financial statements under US Generally Accepted Accounting Principles (US GAAP) and reports its results in US dollars.

        The impact on the Group's consolidated income statement for the period from January 1, 2010 to August 25, 2010 and for the years ended December 31, 2009 and 2008 from applying this approach (and taking into account any necessary adjustments for material accounting differences between US GAAP and IFRS), is the following:

	2010	2009	2008
	$ millions	$ millions	$ millions
Novartis share of Alcon's current-year consolidated net income	385	493	255
Prior-year adjustment	2	5
Revaluation of initial 25% interest to deemed fair value	378
Recycling of losses accumulated in comprehensive income from July 7, 2008 to August 25, 2010	(43)
Depreciation and amortization of fair value adjustments relating to property, plant & equipment, inventory and intangible assets, net of taxes of $61 million (2009: $115 million; 2008: $57 million)	(289)	(526)	(266)

Net income effect	433	(28)	(11)

        The market value of the Group's interest in Alcon (NYSE symbol: ACL) at December 31, 2009, was $12.2 billion, (2008: $6.6 billion) which was significantly more than the balance sheet carrying value so no trigger for impairment testing was deemed to exist.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     Financial income and interest expense

	2010	2009	2008
	$ millions	$ millions	$ millions
Interest income	103	156	306
Dividend income	3	3	9
Net capital gains on available-for-sale securities		110	102
Impairment of available-for-sale securities	(4)	(20)	(169)
Income on options and forward contracts	66	97	28
Expenses on options and forward contracts	(38)	(85)
Other financial income			11
Other financial expense	(39)	(23)	(59)
Currency result, net	(27)	(40)	156

Total financial income	64	198	384

Interest expense	(615)	(442)	(249)
Expense due to discounting long-term liabilities	(77)	(109)	(41)

Total interest expense	(692)	(551)	(290)

6.     Taxes

Income before taxes

	2010	2009	2008
	$ millions	$ millions	$ millions
Switzerland	4,679	4,281	6,189
Foreign	7,023	5,641	3,310

Total income before taxes	11,702	9,922	9,499

Current and deferred income tax expense

	2010	2009	2008
	$ millions	$ millions	$ millions
Switzerland	(425)	(413)	(435)
Foreign	(1,749)	(1,593)	(1,313)

Total current income tax expense	(2,174)	(2,006)	(1,748)

Switzerland	(94)	188	92
Foreign	535	350	320

Total deferred tax income	441	538	412

Total income tax expense	(1,733)	(1,468)	(1,336)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     Taxes (Continued)

Analysis of tax rate

        The main elements contributing to the difference between the Group's overall expected tax rate (which can change each year since it is calculated as the weighted average tax rate based on pre-tax income of each subsidiary) and the effective tax rate are:

	2010	2009	2008
	%	%	%
Expected tax rate	15.8	15.8	14.7
Effect of disallowed expenditures	3.0	3.0	2.4
Effect of utilization of tax losses brought forward from prior periods	(0.1)	(0.4)	(0.2)
Effect of income taxed at reduced rates		(0.1)	(0.1)
Effect of tax credits and allowances	(2.1)	(1.4)	(1.7)
Effect of tax rate change on opening balance			(1.9)
Effect of tax benefits expiring in 2017	(0.4)
Effect of write-down of investments in subsidiaries	(0.7)	(1.7)	(0.1)
Prior year and other items	(0.7)	(0.4)	1.0

Effective tax rate	14.8	14.8	14.1

        The expected tax rate is impacted by the different mix in profitability of the Group's subsidiaries in the respective countries.

        The utilization of tax-loss carry-forwards lowered the tax charge by $17 million, $45 million and $23 million in 2010, 2009 and 2008, respectively.

7.     Earnings per share

        Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Group and held as treasury shares.

	2010	2009	2008
Basic earnings per share
Weighted average number of shares outstanding (in millions)	2,286	2,268	2,265

Net income attributable to shareholders of Novartis AG ($ millions)
—Continuing operations	9,794	8,400	8,125
—Discontinued operations			70

—Total	9,794	8,400	8,195

Basic earnings per share ($)
—Continuing operations	4.28	3.70	3.59
—Discontinued operations			0.03

—Total	4.28	3.70	3.62

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     Earnings per share (Continued)

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares and the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued.

	2010	2009	2008
Diluted earnings per share
Weighted average number of shares outstanding (in millions)	2,286	2,268	2,265
Adjustment for dilutive shares and options (in millions)	15	9	19

Weighted average number of shares for diluted earnings per share (in millions)	2,301	2,277	2,284

Net income attributable to shareholders of Novartis AG ($ millions)
—Continuing operations	9,794	8,400	8,125
—Discontinued operations			70

—Total	9,794	8,400	8,195

Diluted earnings per share ($)
—Continuing operations	4.26	3.69	3.56
—Discontinued operations			0.03

—Total	4.26	3.69	3.59

        Options equivalent to 82.9 million shares (2009: 109.3 million; 2008: 66.5 million) were excluded from the calculation of diluted earnings EPS since they were not dilutive.

8.     Changes in consolidated statements of comprehensive income

        The statement of comprehensive income includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the consolidated income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and currency translation effects, net of tax. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, foreign currency and interest rate movements.

        Following the adoption of IFRS 3R from January 1, 2010, any revaluation of previously held equity interests are now recorded directly in the consolidated income statement. Up to December 31, 2009 they were recorded in a separate component of the consolidated statement of comprehensive income.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Changes in consolidated statements of comprehensive income (Continued)

        The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Actuarial gains/ losses from defined benefit plans	Revaluation of initial non-controlling interests	Cumulative translation effects	Total fair value adjustments
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2008	407	18	(1,369)	647	3,476	3,179

Fair value adjustments on financial instruments	(265)	(245)				(510)
Net actuarial losses from defined benefit plans			(2,140)			(2,140)
Revaluation of initial non-controlling interest in Speedel				38		38
Currency translation effects					(1,122)	(1,122)

Total fair value adjustments in 2008	(265)	(245)	(2,140)	38	(1,122)	(3,734)

Fair value adjustments at December 31, 2008	142	(227)	(3,509)	685	2,354	(555)

Fair value adjustments on financial instruments	89	4				93
Net actuarial gains from defined benefit plans			949			949
Currency translation effects					781	781

Total fair value adjustments in 2009	89	4	949		781	1,823

Fair value adjustments at December 31, 2009	231	(223)	(2,560)	685	3,135	1,268

Fair value adjustments on financial instruments	(73)	41				(32)
Net actuarial losses from defined benefit plans			(678)			(678)
Currency translation effects					534	534

Total fair value adjustments in 2010	(73)	41	(678)		534	(176)

Fair value adjustments at December 31, 2010	158	(182)	(3,238)	685	3,669	1,092

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Changes in consolidated statements of comprehensive income (Continued)

8.1)    The 2010, 2009 and 2008 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2010	231	(223)	8

Changes in fair value:
—Available-for-sale marketable securities	19		19
—Other financial assets	(226)		(226)
—Associated companies' movements in comprehensive income	(5)		(5)
Realized net gains transferred to the consolidated income statement:
—Marketable securities sold	(39)		(39)
—Other financial assets sold	(15)		(15)
Amortized net losses on cash flow hedges transferred to the consolidated income statement		44	44
Impaired marketable securities and other financial assets	164		164
Deferred tax on above items	28	(3)	25

Fair value adjustments during the year	(74)	41	(33)

Fair value adjustments at December 31, 2010	157	(182)	(25)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Changes in consolidated statements of comprehensive income (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2009	142	(227)	(85)

Changes in fair value:
—Available-for-sale marketable securities	57		57
—Other financial assets	(8)		(8)
—Associated companies' movements in comprehensive income	19		19
Realized net gains transferred to the consolidated income statement:
—Marketable securities sold	(37)		(37)
—Derivative financial instruments		(36)	(36)
—Other financial assets sold	(8)		(8)
Amortized net losses on cash flow hedges transferred to the consolidated income statement		36	36
Impaired marketable securities and other financial assets	71		71
Deferred tax on above items	(5)	4	(1)

Fair value adjustments during the year	89	4	93

Fair value adjustments at December 31, 2009	231	(223)	8

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Changes in consolidated statements of comprehensive income (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ millions	$ millions	$ millions
Fair value adjustments at January 1, 2008	407	18	425

Changes in fair value:
—Available-for-sale marketable securities	(219)		(219)
—Cash flow hedges		33	33
—Other financial assets	(255)		(255)
—Associated companies' equity movements	(33)		(33)
Realized net gains transferred to the income statement:
—Marketable securities sold	(50)		(50)
—Derivative financial instruments		5	5
—Other financial assets sold	(4)		(4)
Realized net losses on cash flow hedges		(299)	(299)
Impaired marketable securities and other financial assets	253		253
Deferred tax on above items	43	16	59

Fair value adjustments during the year	(265)	(245)	(510)

Fair value adjustments at December 31, 2008	142	(227)	(85)

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

8.2)    Actuarial (losses)/gains on defined benefit plans arise from:

	2010	2009	2008
	$ millions	$ millions	$ millions
Defined benefit pension plans before tax	(832)	1,256	(2,879)
Other post-employment benefit plans before tax	(24)	(19)	27
Taxation on above items	171	(288)	712

Total after tax	(685)	949	(2,140)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     Changes in consolidated statements of comprehensive income (Continued)

8.3)    The Group has investments in associated companies, principally Roche Holding AG. The Group's share in movements in these companies' other comprehensive income are recognized directly in the respective categories of the Novartis consolidated statement of comprehensive income, net of tax. The currency translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts. All other movements in these companies' statements of comprehensive income are recognized directly in the consolidated statement of comprehensive income of Novartis in the category shown as the Novartis share of other items recorded in comprehensive income recognized by associated companies, net of tax. These amounted to charges of $94 million (2009: $43 million; 2008: $201 million).

        Alcon, Inc. was accounted for as an associated company until August 25, 2010, when Novartis acquired an approximate 77% majority ownership and, as a result, Alcon has been fully consolidated from that date. $43 million of losses accumulated in the consolidated statement of comprehensive income since accounting as an associated company using the equity method began in July 2008, have been recycled into the consolidated income statement as of the date of obtaining majority ownership.

8.4)    In 2008, the acquisition of Speedel Holding AG and related purchase price allocation resulted in a revaluation of the previously held 9.5% interest by $38 million.

8.5)    As a result of the liquidation of a subsidiary, $0.4 million of cumulative currency translation gains have been transferred into financial income in 2008.

9.     Changes in consolidated equity

9.1)    At the 2010 Annual General meeting, a dividend of CHF 2.10 per share was approved that amounted to $4.5 billion, and was paid in 2010 (2009: CHF 2.00 per share dividend payment that amounted to $3.9 billion; 2008: CHF 1.60 per share dividend payment that amounted to $3.3 billion). The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

9.2)    In 2010 a total of 8.4 million shares net were sold for $342 million (2009: sale of 1.0 million for $225 million; 2008: purchase of 6.4 million for $435 million) and 6.7 million shares (2009: 8.5 million shares; 2008: $6.8 million shares) were transferred to associates as part of the equity-based compensation, resulting in a net reduction of 15.1 million treasury shares (2009: 9.5 million treasury shares; 2008: 0.4 million treasury shares).

        Since the suspension of the share repurchase program in 2008, no further shares were repurchased in 2009 or 2010 (2008: 6 million shares at a value of $296 million). The net movements in treasury shares include shares bought and sold on the first and second trading lines of the SIX Swiss Exchange, transactions with associates and the exercising of options related to equity-based compensation

9.3)    No shares were cancelled in 2010. In 2009 a total of 6 million shares were cancelled (2008: 85.3 million shares).

9.4)    Equity-settled share-based compensation is expensed in the consolidated income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted, including associated tax, represents an increase in consolidated equity.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     Changes in consolidated equity (Continued)

9.5)    The reduction in consolidated equity attributable to Novartis of $74 million arises from a dilution of the Novartis interest in Alcon since its consolidation from August 25, 2010. This is due to an increase in Alcon's outstanding shares, principally due to the issuance of new shares and the use of Alcon treasury shares to satisfy conversion of Alcon's equity-based instruments held by associates.

9.6)    As required by IAS 27R the excess of the consideration paid to acquire additional non-controlling interests over the proportionate share of the outstanding non-controlling interests' net assets is recognized against consolidated equity. This leads to a negative impact of $96 million, mainly driven by the acquisition of additional shares in Alcon.

9.7)    This amount contains primarily the proportionate share of the fair values of the net identifiable assets of the non-controlling interests of Alcon as determined by the purchase price allocation at its date of consolidation of August 25, 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Property, plant & equipment movements

2010	Land	Buildings	Construction in progress	Machinery & other equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	709	9,380	2,176	13,635	25,900
Impact of business combinations	95	474	244	606	1,419
Reclassifications(1)	12	616	(1,407)	779
Additions	3	62	1,260	328	1,653
Disposals	(2)	(49)	(28)	(295)	(374)
Currency translation effects	10	191	82	76	359

December 31	827	10,674	2,327	15,129	28,957

Accumulated depreciation
January 1	(13)	(3,869)	(8)	(7,935)	(11,825)
Reclassifications(1)		5		(5)
Depreciation charge	(4)	(343)		(1,016)	(1,363)
Depreciation on disposals		29		264	293
Impairment charge		(3)	2	(9)	(10)
Currency translation effects	(2)	(137)		(73)	(212)

December 31	(19)	(4,318)	(6)	(8,774)	(13,117)

Net book value at December 31	808	6,356	2,321	6,355	15,840

Insured value at December 31					32,288

Net book value of property, plant & equipment under finance lease contracts					4

Commitments for purchases of property, plant & equipment					597

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

        The Group was awarded government grants in the United States for the construction of a manufacturing facility to produce flu vaccines. The contracts included a maximum of $294 million cost reimbursement for construction activities and equipment, of which $185 million was received by December 31, 2010. These grants were deducted in arriving at the carrying value of the assets since the receipt of the respective government grant is reasonably assured. There are no onerous contracts or unfulfilled conditions in connection with this grant.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   Property, plant & equipment movements (Continued)

        Borrowing costs on new additions to property, plant and equipment have been capitalized since January 1, 2009 and amounted to $1 million in 2010 (2009: $1 million).

2009	Land	Buildings	Construction in progress	Machinery & other equipment	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	658	8,560	2,440	12,315	23,973
Impact of business combinations	2	21	2	39	64
Reclassifications(1)	50	782	(1,809)	977
Additions	5	93	1,453	332	1,883
Disposals	(19)	(259)	(7)	(375)	(660)
Currency translation effects	13	183	97	347	640

December 31	709	9,380	2,176	13,635	25,900

Accumulated depreciation
January 1	(18)	(3,727)	(1)	(7,127)	(10,873)
Reclassifications(1)		5		(5)
Depreciation charge	(2)	(318)		(921)	(1,241)
Depreciation on disposals	7	251		327	585
Impairment charge		(1)	(7)	(1)	(9)
Currency translation effects		(79)		(208)	(287)

December 31	(13)	(3,869)	(8)	(7,935)	(11,825)

Net book value at December 31	696	5,511	2,168	5,700	14,075

Insured value at December 31					27,147

Net book value of property, plant & equipment under finance lease contracts					4

Commitments for purchases of property, plant & equipment					548

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Goodwill and intangible asset movements

2010	Goodwill	Acquired research & development	Alcon brand name	Technologies	Currently marketed products & marketing know-how	Other intangible assets	Total of intangible assets other than goodwill
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	12,624	3,216		1,271	11,737	954	17,178
Impact of business combinations	17,986	1,418	2,980	5,460	16,521	44	26,423
Reclassifications(1)		(474)			474
Additions		344			62	89	495
Disposals		(24)			(184)	(13)	(221)
Currency translation effects	(349)	147		(32)	90	61	266

December 31	30,261	4,627	2,980	6,699	28,700	1,135	44,141

Accumulated amortization
January 1	(585)	(547)		(273)	(5,395)	(632)	(6,847)
Reclassifications(1)				(16)		16
Amortization charge				(91)	(970)	(74)	(1,135)
Amortization on disposals		22			95	12	129
Impairment charge		(991)			(14)	(13)	(1,018)
Reversal of impairment charge		2			105		107
Currency translation effects	16	(51)		10	(75)	(30)	(146)

December 31	(569)	(1,565)		(370)	(6,254)	(721)	(8,910)

Net book value at December 31	29,692	3,062	2,980	6,329	22,446	414	35,231

(1)
Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Goodwill and intangible asset movements (Continued)

2009	Goodwill	Acquired research & development	Technologies	Currently marketed products	Other intangible assets	Total of intangible assets other than goodwill
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Cost
January 1	11,976	3,028	754	10,599	942	15,323
Impact of business combinations	548	161	427	241		829
Reclassifications(1)		(790)	60	724	6
Additions	57	758		104	48	910
Disposals	(128)	(21)	(1)	(52)	(59)	(133)
Currency translation effects	171	80	31	121	17	249

December 31	12,624	3,216	1,271	11,737	954	17,178

Accumulated amortization
January 1	(691)	(477)	(201)	(4,561)	(550)	(5,789)
Reclassifications(1)			(6)	6
Amortization charge			(51)	(875)	(99)	(1,025)
Amortization on disposals	122	21		34	59	114
Impairment charge		(71)		(33)	(28)	(132)
Reversal of impairment charge		6		100		106
Currency translation effects	(16)	(26)	(15)	(66)	(14)	(121)

December 31	(585)	(547)	(273)	(5,395)	(632)	(6,847)

Net book value at December 31	12,039	2,669	998	6,342	322	10,331

(1)
Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Goodwill and intangible asset movements (Continued)

Segmentation of goodwill and intangible assets

        The net book values at December 31, 2010 of goodwill and intangible assets are allocated to the Group's segments as summarized below:

	Goodwill	Acquired research & development	Alcon brand name	Technologies	Currently marketed products & marketing know-how	Other intangible assets	Total of intangible assets other than goodwill
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Pharmaceuticals	2,862	1,812			1,841	181	3,834
Vaccines and Diagnostics	1,111	123		238	1,351	150	1,862
Sandoz	7,184	508		743	1,878	23	3,152
Consumer Health	605	4			855	1	860
Alcon	17,923	615	2,980	5,348	16,521	46	25,510
Corporate	7					13	13

Total	29,692	3,062	2,980	6,329	22,446	414	35,231

Potential impairment charge, if any, if discounted cash flows fell by 5%		3			8		11
Potential impairment charge, if any, if discounted cash flows fell by 10%		7			16		23

        Goodwill, the Alcon brand name and acquired In-Process R&D are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment unless an impairment indicator exists, and not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. An impairment is recognized when the consolidated balance sheet carrying amount is higher than the greater of "fair value less costs to sell" and "value in use."

        Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. Under this method, the "fair value less costs to sell" of the related cash-generating unit is calculated and only if it is lower than the consolidated balance sheet carrying amount is the value in use determined. Novartis uses the Discounted Cash Flow (DCF) method to determine the "fair value less costs to sell" of a related cash-generating unit, which starts with a forecast of all expected future net cash flows. Generally, for intangible assets Novartis uses cash flow projections for the whole useful life of these assets, and for goodwill cash flow projections for the next five years are utilized based on a range of management forecasts, with a terminal value using sales projections in line or lower than inflation thereafter. Three probability-weighted scenarios are typically used. These cash flows, which reflect the risks and uncertainties associated with the asset, are discounted at an appropriate rate to

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Goodwill and intangible asset movements (Continued)

net present value. The net present values involve highly sensitive estimates and assumptions specific to the nature of the Group's activities with regard to:

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

        Factors that could result in shortened useful lives or impairment include entry into the market of generic or alternative products, lower than expected sales for acquired products or for sales associated with patents and trademarks; or lower than anticipated future sales resulting from acquired IPR&D. Changes in the discount rates used for these calculations also could lead to impairments. Additionally, impairments of IPR&D and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

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

        The recoverable amount of a cash-generating unit and related goodwill is based on the higher of fair value less costs to sell or value in use. The following assumptions are used in the calculations:

	Pharmaceuticals	Vaccines and Diagnostics	Sandoz	Consumer Health
	%	%	%	%
Sales growth rate assumptions after forecast period	0.6	2.0	0 to 2.0	(10.0) to 2.0
Discount rate	7.0	7.0	7.0	7.0

        There has been no triggering event concerning Alcon between the date of acquisition of majority ownership of August 25, 2010 and December 31, 2010 that indicates that an impairment is necessary of any values determined as part of the final allocation of the purchase price as of August 25, 2010.

        In 2010, Novartis recorded impairment charges totaling $1.0 billion. These relate to impairment charges of $356 million for Mycograb, $250 million for PTZ601, $228 million for albinterferon alfa-2b and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.   Goodwill and intangible asset movements (Continued)

$120 million for ASA404 as Novartis decided to discontinue the related development projects. Additionally, $40 million were recorded for various other impairment charges in the Pharmaceuticals Division. Novartis also recorded various impairment charges of $24 million in the Sandoz and Consumer Health Divisions.

        In 2009, impairment charges of $132 million were recorded, mainly for terminated development projects or for where the anticipated cash flows from future sales no longer supported the carrying value of the intangible assets. These related to various impairment charges of $88 million, mainly for upfront and milestone payments in the Pharmaceuticals Division and $44 million in the Vaccines and Diagnostics, Sandoz and Consumer Health Divisions.

        Changes in circumstances of products impaired in prior years led to reversals in 2010 that amounted to $107 million mainly relating to Famvir product rights (2009: $106 million).

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Deferred tax assets and liabilities

	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carryforwards	Other assets, provisions and accruals	Valuation allowance	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Gross deferred tax assets at January 1, 2009	121	410	866	1,358	211	1,477	(20)	4,423
Gross deferred tax liabilities at January 1, 2009	(850)	(2,098)	(104)	(306)		(786)		(4,144)

Net deferred tax balance at January 1, 2009	(729)	(1,688)	762	1,052	211	691	(20)	279

At January 1, 2009	(729)	(1,688)	762	1,052	211	691	(20)	279
(Charged)/credited to income	4	153	(17)	100	9	285	4	538
(Charged) to equity			(288)			(71)		(359)
Impact of business combinations	(1)	(179)		(7)		1		(186)
Other movements	(31)	(29)	(52)	9	12	28	(1)	(64)

Net deferred tax balance at December 31, 2009	(757)	(1,743)	405	1,154	232	934	(17)	208

Gross deferred tax assets at December 31, 2009	72	281	931	1,429	232	1,687	(17)	4,615
Gross deferred tax liabilities at December 31, 2009	(829)	(2,024)	(526)	(275)		(753)		(4,407)

Net deferred tax balance at December 31, 2009	(757)	(1,743)	405	1,154	232	934	(17)	208

At January 1, 2010	(757)	(1,743)	405	1,154	232	934	(17)	208
(Charged)/credited to income	(11)	431	(127)	165	(49)	32		441
Credited to equity			171			37		208
Impact of business combinations	(54)	(4,163)	203	237	60	357	(2)	(3,362)
Other movements	2	37	25	(17)	(12)	21		56

Net deferred tax balance at December 31, 2010	(820)	(5,438)	677	1,539	231	1,381	(19)	(2,449)

Gross deferred tax assets at December 31, 2010	131	251	1,086	1,792	241	2,007	(19)	5,489
Gross deferred tax liabilities at December 31, 2010	(951)	(5,689)	(409)	(253)	(10)	(626)		(7,938)

Net deferred tax balance at December 31, 2010	(820)	(5,438)	677	1,539	231	1,381	(19)	(2,449)

Deferred tax assets and liabilities after offsetting amounts of $249 millions recorded in companies within the same tax jurisdiction
Deferred tax assets at December 31, 2010								5,240
Deferred tax liabilities at December 31, 2010								(7,689)

Net deferred tax balance at December 31, 2010								(2,449)

        A reversal of valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group's effective tax rate.

        Deferred tax assets of $2.3 billion (2009: $1.8 billion) and deferred tax liabilities of $7.1 billion (2009: $3.5 billion) are expected to have an impact on current taxes payable after more than 12 months.

        At December 31, 2010, unremitted earnings of $45 billion (2009: $38 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   Deferred tax assets and liabilities (Continued)

the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2010	2009
	$ millions	$ millions
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—Investments in subsidiaries	7,137	1,377
—Goodwill from acquisitions	(24,711)	(6,652)

        The gross value of unused tax-loss carry-forwards that have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	Not capitalized	Capitalized	2010 total
	$ millions	$ millions	$ millions
One year	155	1	156
Two years	67	4	71
Three years	159	8	167
Four years	159	18	177
Five years	58	158	216
More than five years	446	503	949

Total	1,044	692	1,736

	Not capitalized	Capitalized	2009 total
	$ millions	$ millions	$ millions
One year	14		14
Two years	139		139
Three years	65	102	167
Four years	142	9	151
Five years	145	18	163
More than five years	369	634	1,003

Total	874	763	1,637

        Deferred tax assets related to taxable losses of relevant Group entities are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.

        In 2010 $11 million (2009: $19 million; 2008: $6 million) of unused tax-loss carry-forwards expired.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   Financial assets

	2010	2009
	$ millions	$ millions
Financial investments, long-term loans and other investments	857	1,047
Loans to associated companies	1	3
Prepaid post-employment benefit plans	982	1,585

Total financial assets	1,840	2,635

        Available-for-sale financial investments at December 31, 2010, totaling $712 million (2009: $891 million) are valued at market value, while long-term loans and other investments of $145 million (2009: $156 million) are valued at amortized cost or at cost, whose fair values approximate the carrying amount.

        During 2010 and 2009, unrealized losses on available-for-sale financial investments occurred and amounted to a total of $160 million (2009: $51 million; 2008: $84 million). In 2010 a reversal of unrealized losses of $2 million occurred (2009: $11 million). These amounts were recorded in the consolidated income statement under Other Expense or Other Income, respectively.

14.   Inventories

	2010	2009
	$ millions	$ millions
Raw material, consumables	931	953
Finished products	5,162	4,877

Total inventories	6,093	5,830

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   Inventories (Continued)

        The following summarizes movements in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2010	2009	2008
	$ millions	$ millions	$ millions
January 1	(653)	(637)	(680)
Impact of business combinations	(101)	(3)
Inventory write-downs charged to the consolidated income statement	(1,106)	(506)	(738)
Utilization of inventory provisions	593	298	301
Reversal of inventory provisions	396	230	444
Currency translation effects	(8)	(35)	36

December 31	(879)	(653)	(637)

15.   Trade receivables

	2010	2009
	$ millions	$ millions
Total gross trade receivables	10,094	8,453
Provisions for doubtful trade receivables	(221)	(143)

Total trade receivables, net	9,873	8,310

        The following table summarizes the movement in the provision for doubtful trade receivables:

	2010	2009	2008
	$ millions	$ millions	$ millions
January 1	(143)	(182)	(169)
Impact of business combinations	(56)	(3)
Provisions for doubtful trade receivables charged to the consolidated income statement	(76)	(63)	(158)
Utilization or reversal of provisions for doubtful trade receivables	56	111	140
Currency translation effects	(2)	(6)	5

December 31	(221)	(143)	(182)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   Trade receivables (Continued)

        The following sets forth details of the age of trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

	2010	2009
	$ millions	$ millions
Not overdue	8,684	6,703
Past due for not more than one month	366	976
Past due for more than one month but less than three months	320	230
Past due for more than three months but less than six months	217	182
Past due for more than six months but less than one year	208	148
Past due for more than one year	299	214
Provisions for doubtful trade receivables	(221)	(143)

Total trade receivables, net	9,873	8,310

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

        The maximum exposure to credit risk at the reporting date is the carrying value of net trade receivables mentioned above. Novartis does not expect to write off trade receivable amounts that are not past due nor unprovided for. The Group holds security amounting to $30 million as collateral for certain trade receivables.

        Trade receivables include amounts denominated in the following major currencies:

Currency	2010	2009
	$ millions	$ millions
CHF	230	163
EUR	2,108	2,259
GBP	168	153
JPY	1,494	1,289
	$3,888	2,577
Other	1,985	1,869

Total trade receivables, net	9,873	8,310

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2010 and 2009. Contract or underlying principal amounts indicate the volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that used observable market inputs at December 31, 2010 and 2009.

Derivative financial instruments

	Contract or underlying principal amount		Positive fair values		Negative fair values
	2010	2009	2010	2009	2010	2009
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	4,814	4,735	38	52	(44)	(64)
Over-the-Counter currency options	4,000	139	3			(1)

Total of currency related instruments	8,814	4,874	41	52	(44)	(65)

Interest rate related instruments
Interest rate swaps	61	1,000	1	13

Total of interest rate related instruments	61	1,000	1	13

Options on equity securities		15		23		(15)

Total derivative financial instruments included in marketable securities and in current financial debts	8,875	5,889	42	88	(44)	(80)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2010 and 2009:

December 31, 2010	EUR	$	JPY	Other	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	2,039	1,776	286	713	4,814
Over-the-Counter currency options		4,000			4,000

Total of currency related instruments	2,039	5,776	286	713	8,814

Interest rate related instruments
Interest rate swaps			61		61

Total of interest rate related instruments			61		61

Options on equity securities

Total derivative financial instruments	2,039	5,776	347	713	8,875

December 31, 2009	EUR	$	JPY	Other	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Currency related instruments
Forward foreign exchange rate contracts	1,179	2,719	107	730	4,735
Over-the-Counter currency options	139				139

Total of currency related instruments	1,318	2,719	107	730	4,874

Interest rate related instruments
Interest rate swaps		1,000			1,000

Total of interest rate related instruments		1,000			1,000

Options on equity securities	15				15

Total derivative financial instruments	1,333	3,719	107	730	5,889

Derivative financial instruments effective for hedge accounting purposes

        At the end of 2010 and 2009 there were no open hedging instruments for anticipated transactions.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

Marketable securities, time deposits and derivative financial instruments

	2010	2009
	$ millions	$ millions
Available-for-sale marketable securities
Debt securities	2,596	7,240
Equity securities	106	169
Fund investments	55	107

Total available-for-sale marketable securities	2,757	7,516
Time deposits with original maturity more than 90 days		6,870
Derivative financial instruments	42	88
Accrued interest on debt securities	16	81

Total marketable securities, time deposits and derivative financial instruments	2,815	14,555

        Debt securities and time deposits are denominated in $ except for debt securities of $580 million in CHF (2009: $361 million) and $176 million in EUR (2009: $319 million) respectively.

Fair Value by Hierarchy

        From January 1, 2009, as required by IFRS, financial assets and liabilities recorded at fair value in the consolidated financial statements were categorized based upon the level of judgment associated with the inputs used to measure their fair value. The IFRS hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, are as follows:

        Level 1—Inputs are unadjusted and use quoted prices in active markets for identical assets or liabilities at the measurement date.

        The types of assets carried at level 1 fair value are equity and debt securities listed in active markets.

        Level 2—Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs are derived principally from, or corroborated by, observable market data by correlation or other means at the measurement date and for the duration of the instruments' anticipated life.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The assets generally included in this fair value hierarchy are various investments in hedge funds and unquoted equity security investments of the Novartis Venture Funds investment activities. There were no liabilities carried at fair value in this category.

2010	Level 1	Level 2	Level 3	Valued at amortized cost	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Available-for-sale marketable securities
Debt securities	1,285	1,311			2,596
Equity securities	86		20		106
Fund investments			55		55

Total available-for-sale marketable securities	1,371	1,311	75		2,757

Derivative financial instruments		42			42
Accrued interest on debt securities				16	16

Total marketable securities, time deposits and derivative financial instruments	1,371	1,353	75	16	2,815

Financial investments and long-term loans
Available-for-sale financial investments	352		348		700
Fund investments			12		12
Loans to associated companies				1	1
Long-term loans, advances, security deposits				145	145

Total financial investments and long-term loans	352		360	146	858

Financial liabilities
Derivative financial instruments		(44)			(44)

Total financial liabilities at fair value		(44)			(44)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

2009	Level 1	Level 2	Level 3	Valued at amortized cost	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Available-for-sale marketable securities
Debt securities	7,209	31			7,240
Equity securities	114		55		169
Fund investments			107		107

Total available-for-sale marketable securities	7,323	31	162		7,516
Time deposits with original maturity more than 90 days				6,870	6,870
Derivative financial instruments		88			88
Accrued interest on debt securities				81	81

Total marketable securities, time deposits and derivative financial instruments	7,323	119	162	6,951	14,555

Financial investments and long-term loans
Available-for-sale financial investments	544		347		891
Loans to associated companies				3	3
Long-term loans, advances, security deposits				156	156

Total financial investments and long-term loans	544		347	159	1,050

Financial liabilities
Derivative financial instruments		(80)			(80)

Total financial liabilities at fair value		(80)			(80)

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The change in carrying values associated with level 3 financial instruments using significant unobservable inputs during the year ended December 31 are set forth below:

2010	Equity securities	Fund investments	Available- for-sale financial investments	Total
	$ millions	$ millions	$ millions	$ millions
January 1	55	107	347	509
Impact of business combinations		6		6
Gains recognized in the consolidated income statement	1	7	4	12
Impairments and amortizations		(4)	(42)	(46)
Losses recognized in the consolidated statement of comprehensive income		(5)		(5)
Purchases			70	70
Redemptions		(48)		(48)
Proceeds on sales	(36)		(36)	(72)
Currency translation effects		4	5	9

December 31	20	67	348	435

Total of gains and impairments, net recognized in the consolidated income statement for assets held at December 31, 2010		3	(36)	(33)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

2009	Equity securities	Fund investments	Available- for-sale financial investments	Total
	$ millions	$ millions	$ millions	$ millions
January 1	47	383	273	703
Gains recognized in the consolidated income statement		5	46	51
Impairments and amortizations	(2)	(8)	(50)	(60)
Gains recognized in the consolidated statement of comprehensive income	3	4	11	18
Purchases	6		183	189
Redemptions		(274)		(274)
Proceeds on sales			(120)	(120)
Currency translation effects	1	(3)	4	2

December 31	55	107	347	509

Total of losses and impairments, net recognized in the consolidated income statement for assets held at December 31, 2009	(2)	(1)	(35)	(38)

        If the pricing parameters for the level 3 input were to change for equity securities and fund investments by 5% and for available-for-sale financial investments by 10% positively or negatively, respectively, this would change the amounts recorded in the consolidated statement of comprehensive income by $4 million or $35 million, respectively (2009: $8 million and $35 million).

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

Interest rate risk

        The Group addresses its net exposure to interest rate risk mainly through the ratio of its fixed rate financial debt to variable rate financial debt contained in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed upon fixed and variable interest rates.

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

Credit Risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers, taking into account their financial position, past experience and other factors. Individual risk limits are set accordingly.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The two largest customers account for approximately 8% each of net sales, and the third largest one accounts for 7% (2009: 8%, 7% and 6%; 2008: 8%, 7% and 6%), of net sales. No other customer accounts for 2% or more of net sales.

        The highest amounts of trade receivables outstanding were for these three customers. They amounted to 9%, 5% and 6% (2009: 9%, 6% and 6%), respectively, of the Group's trade receivables at December 31, 2010. There is no other significant concentration of credit risk.

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

        The Group's cash and cash equivalents are held with major regulated financial institutions, the three largest ones hold approximately 14%, 9% and 8%, respectively (2009: 23%, 16% and 10%, respectively).

        The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

Liquidity risk

        Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of finance in order to maintain flexibility. Management monitors the Group's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of financial assets and liabilities excluding trade receivables and payables at December 31, 2010 and 2009:

December 31, 2010	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	1		593	1,441	722	2,757
Derivative financial instruments and accrued interest on derivative financial instruments	14	33	11			58
Cash and cash equivalents	5,319					5,319

Total current assets	5,334	33	604	1,441	722	8,134

Non-current liabilities
Financial debts				8,399	5,961	14,360

Total non-current liabilities				8,399	5,961	14,360

Current liabilities
Financial debts	5,480	2,093	1,010			8,583
Derivative financial instruments	23	5	16			44

Total current liabilities	5,503	2,098	1,026			8,627

Net debt	(169)	(2,065)	(422)	(6,958)	(5,239)	(14,853)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

December 31, 2009	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Current assets
Marketable securities	2	8,598	4,383	791	693	14,467
Derivative financial instruments and accrued interest on derivative financial instruments	44	14	7	23		88
Cash and cash equivalents	2,774	120				2,894

Total current assets	2,820	8,732	4,390	814	693	17,449

Non-current liabilities
Financial debts				2,775	5,900	8,675

Total non-current liabilities				2,775	5,900	8,675

Current liabilities
Financial debts	3,573	705	955			5,233
Derivative financial instruments	25	36	4	15		80

Total current liabilities	3,598	741	959	15		5,313

Net liquidity	(778)	7,991	3,431	(1,976)	(5,207)	3,461

        The consolidated balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        The Group's contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:

December 31, 2010	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies	(1,842)	(467)	(935)		(3,244)
Potential inflows in various currencies	1,830	485	928		3,243

December 31, 2009	Due or due within one month(1)	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions
Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies	(30,612)	(781)	(498)		(31,891)
Potential inflows in various currencies	2,535	743	494		3,772

(1)
The option to acquire the optional additional 52% interest in Alcon is included in this amount. Novartis exercised its option on January 4, 2010, however, the timing of the related cash flows depended on when regulatory approvals would be received.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

        Other contractual liabilities, which are not part of management's monitoring of the net debt or liquidity consist of the following items:

December 31, 2010	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Contractual interest on non-current liabilities		(236)	(261)	(1,694)	(835)	(3,026)
Trade payables		(4,788)				(4,788)

December 31, 2009	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Contractual interest on non-current liabilities		(236)	(96)	(1,286)	(843)	(2,461)
Trade payables		(4,012)				(4,012)

Capital risk management

        Novartis strives to maintain strong debt ratings. In managing its capital, Novartis focuses on a sound debt/equity ratio. Credit agencies in 2010 maintained their ratings for Novartis. Moody's rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's had a rating of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

        The 2010 year-end debt/equity ratio increased to 0.33:1 from 0.24:1 in 2009 principally due to additional financing programs.

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

        The estimated potential 10-day loss in pre-tax income from the Group's foreign currency instruments, the estimated potential 10-day loss of its equity holdings, and the estimated potential 10-day loss in fair value of its interest rate sensitive instruments (primarily financial debt and investments of liquid funds under normal market conditions) as calculated in the VAR model are the following:

	Dec 31, 2010	Dec 31, 2009
	$ millions	$ millions
All financial instruments	311	183
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	193	106
Instruments sensitive to equity market movements	27	43
Instruments sensitive to interest rates	219	108

        The average, high, and low VAR amounts are as follows:

2010	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	267	319	139
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	192	271	98
Instruments sensitive to equity market movements	49	76	27
Instruments sensitive to interest rates	164	219	70

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.   Marketable securities and derivative financial instruments (Continued)

2009	Average	High	Low
	$ millions	$ millions	$ millions
All financial instruments	202	309	152
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	152	212	104
Instruments sensitive to equity market movements	98	159	43
Instruments sensitive to interest rates	107	155	12

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

        In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario on the financial assets monitored by Group Treasury. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2010 and 2009, the worst case loss scenario was configured as follows:

	Dec 31, 2010	Dec 31, 2009
	$ millions	$ millions
All financial instruments	406	265
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	286	139
Instruments sensitive to equity market movements	59	96
Instruments sensitive to interest rates	62	30

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   Other current assets

		2010	2009
		$ millions	$ millions
Withholding tax recoverable		103	102
Prepaid expenses	—Third parties	735	398
	—Associated companies	7	4
Other receivables	—Third parties	1,735	1,590
	—Associated companies	5	8

Total other current assets		2,585	2,102

18.   Details of shares and share capital movements

	Number of shares(1)
	Dec 31, 2008	Movement in year	Dec 31, 2009	Movement in year	Dec 31, 2010
Total Novartis shares	2,643,623,000	(6,000,000)	2,637,623,000		2,637,623,000

Treasury shares
Shares reserved for share-based compensation of associates	72,195,401	(4,992,483)	67,202,918	(8,309,081)	58,893,837
Unreserved treasury shares	306,574,757	(10,508,026)	296,066,731	(6,782,746)	289,283,985

Total treasury shares	378,770,158	(15,500,509)	363,269,649	(15,091,827)	348,177,822

Total outstanding shares	2,264,852,842	9,500,509	2,274,353,351	15,091,827	2,289,445,178

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 159,381,837 treasury shares at December 31, 2010 (2009: 167,690,918) are dividend bearing.

	Dec 31, 2008	Movement in year	Dec 31, 2009	Movement in year	Dec 31, 2010
	$ millions	$ millions	$ millions	$ millions	$ millions
Share capital	959	(2)	957		957
Treasury shares	(139)	7	(132)	7	(125)

Outstanding share capital	820	5	825	7	832

        There are outstanding written call options on Novartis shares of 34 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   Details of shares and share capital movements (Continued)

not yet been exercised. The weighted average exercise price of these options is $48.72 and they have contractual lives of up to 10 years.

19.   Non-current financial debts

	2010	2009
	$ millions	$ millions
Straight bonds	13,512	8,556
Liabilities to banks and other financial institutions(1)	942	144
Finance lease obligations	4	4

Total (including current portion of non-current financial debt)	14,458	8,704
Less current portion of non-current financial debt	(98)	(29)

Total non-current financial debts	14,360	8,675

Straight bonds
3.625% CHF 800 million bond 2008/2015 of Novartis AG, Basel, Switzerland, issued at 100.35%	842	763
3.5% CHF 700 million bond 2008/2012 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 100.32%	743	673
5.125% $3,000 million bond 2009/2019 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 99.822%	2,984	2,983
4.125% $2,000 million bond 2009/2014 of Novartis Capital Corporation, New York, United States, issued at 99.897%	1,994	1,993
4.25% EUR 1 500 million bond 2009/2016 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.757%	1,978	2,144
1.9% $2,000 million bond 2010/2013 of Novartis Capital Corporation, New York, United States, issued at 99.867%	1,996
2.9% $2,000 million bond 2010/2015 of Novartis Capital Corporation, New York, United States, issued at 99.522%	1,986
4.4% $1,000 million bond 2010/2020 of Novartis Capital Corporation., New York, United States, issued at 99.237%	989

Total straight bonds	13,512	8,556

(1)
Average interest rate 1.6% (2009: 2.1%).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Non-current financial debts (Continued)

	2010	2009
	$ millions	$ millions
Breakdown by maturity
2010		29
2011	98	44
2012	785	704
2013	2,023	17
2014	2,750	2,010
2015	2,841	763
After 2015	5,961	5,137

Total	14,458	8,704

Breakdown by currency
	$9,953	4,979
EUR	2,104	2,262
JPY	798
CHF	1,584	1,436
Others	19	27

Total	14,458	8,704

Fair value comparison	2010 Balance sheet	2010 Fair values	2009 Balance sheet	2009 Fair values
	$ millions	$ millions	$ millions	$ millions
Straight bonds	13,512	14,350	8,556	9,051
Others	946	946	148	148

Total	14,458	15,296	8,704	9,199

Collateralized non-current financial debt and pledged assets	2010	2009
	$ millions	$ millions
Total amount of collateralized non-current financial debts	30	42
Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	108	94

        The Group's collateralized non-current financial debt consists of loan facilities at usual market conditions.

        The percentage of fixed rate financial debt to total financial debt was 63% at December 31, 2010, and 62% at the end of 2009.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.   Non-current financial debts (Continued)

        Financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt in 2010 was 3.1% (2009: 3.6%; 2008: 3.0%).

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

        The largest portion of product liability risk provisions has been actuarially determined taking into consideration factors such as past experience, number and amount of claims reported, estimates of claims incurred but not reported, the cost of defending claims and other assumptions. As actual experience becomes known the Group refines and adjusts its product liability estimates. If any of the assumptions used in these actuarial calculations turn out to be incorrect or require material adjustment, there could be a material discrepancy between the amount of provisions that have been recorded and the actual liability. At December 31, 2010, the discount rates used to calculate the actuarially determined provision are based on government bond rates and vary by payment duration and geography (US and non-US) between 2.2% and 2.5% (2009: between 2.3% and 2.5%). The consolidated income statement effect of a 1% increase or decrease in the discount rate is $26 million (2009: $21 million) income and $28 million expense (2009: $23 million), respectively.

	2010	2009
	$ millions	$ millions
Accrued liability for employee benefits:
—Defined benefit pension plans	2,317	2,013
—Other long-term employee benefits and deferred compensation	461	380
—Other post-employment benefits	1,057	852
Environmental provisions	1,066	952
Provisions for product liabilities and other legal matters	693	671
Other non-current liabilities	1,248	623

Total	6,842	5,491

Environmental provisions

        The material components of the environmental provisions consist of costs to sufficiently clean and refurbish contaminated sites to the extent necessary and to treat and where necessary continue

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

surveillance at sites where the environmental exposure is less significant. The provision recorded at December 31, 2010 totals $1.1 billion (2009: $1.0 billion) of which $60 million (2009: $58 million) is included in current liabilities and consists of $875 million (2009: $812 million) provided for remediation at third party sites and $251 million (2009: $198 million) for remediation at owned facilities.

        A substantial portion of the environmental provision relates to the remediation of Basel regional landfills in the adjacent border areas in Switzerland, Germany and France following the internal and external investigations completed during 2007 and the subsequent creation of an environmental remediation provision.

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

        The following table shows the movements in the environmental liability provisions during 2010, 2009 and 2008:

	2010	2009	2008
	$ millions	$ millions	$ millions
January 1	1,010	966	874
Cash payments	(20)	(11)	(19)
Releases	(2)	(53)	(2)
Interest expense arising from discounting provisions	39	66	38
Additions		23	18
Currency translation effects	99	19	57

December 31	1,126	1,010	966
Less current liability	(60)	(58)	(42)

Non-current environmental liability provisions at December 31	1,066	952	924

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

        The expected timing of the related cash outflows as of December 31, 2010 is currently projected as follows:

Expected cash outflows
$ millions
Due within two years	118
Due later than two years, but less than five years	328
Due later than five years but less than ten years	550
Due after ten years	130

Total environmental liability provisions	1,126

Legal matters

        A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including proceedings regarding product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, and intellectual property matters. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and could affect our business and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large verdicts sometimes occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows.

        Governments and regulatory authorities have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, insider trading, antitrust and trade restrictions. Responding to such investigations is costly and a significant diversion of management's attention from our business. In addition, such investigations may affect our reputation and create a risk of potential exclusion from government reimbursement programs in the US and other countries. These factors have contributed to decisions by us and other companies in our industry to enter into settlement agreements with governmental authorities around the world. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties up to treble damages. In addition, settlements of healthcare fraud cases typically involve corporate integrity agreements which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Below is a summary of selected legal proceedings to which Novartis or its subsidiaries are a party or were a party and which were concluded in 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

Governmental Investigations

Trileptal/Five Products investigation

        In 2005, the US Attorney's Office for the Eastern District of Pennsylvania (EDPA) served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act (HIPAA) on Novartis Pharmaceuticals Corporation (NPC). NPC has been cooperating with parallel civil and criminal investigations by the EDPA into allegations of potential off-label marketing and promotion of the epilepsy therapy Trileptal as well as certain payments made to healthcare providers in connection with this medicine. NPC has also been cooperating with an investigation by the EDPA regarding potential off-label marketing and promotion as well as payments made to healthcare providers in connection with five other products, i.e. Diovan, Exforge, Sandostatin, Tekturna and Zelnorm (Five Products). On September 30, 2010, NPC reached a global settlement bringing the EDPA's investigations into Trileptal and the Five Products to a close. As part of the settlement, NPC agreed to plead guilty to one misdemeanor violation of misbranding under the US Food, Drug and Cosmetic Act and to pay a fine of $185 million for Trileptal. NPC also resolved civil allegations under the False Claims Act relating to Trileptal and the Five Products and agreed to pay $237.5 million. Moreover, NPC entered into a Corporate Integrity Agreement (CIA) with the Office of the Inspector General of the US Department of Health and Human Services. Under the terms of the CIA, which has a fixed term of five years, NPC will implement additional compliance-related measures. The entry of NPC's guilty plea took place on November 2, 2010, at a hearing in the US Federal District Court for the EDPA. The sentencing hearing in the same court is currently expected to take place on January 28, 2011. The total overall settlement amount of $422.5 million was fully provisioned for as of the end of the second quarter of 2010.

WDNY Investigations

        In Q4 2010, NPC became aware of an investigation by the US Attorney's Office for the Western District of New York (WDNY) into informed consent issues relating to clinical trials in China and into marketing practices of a number of Novartis products. NPC is cooperating with the investigation which is civil in nature.

EC dawn raid at Sandoz France

        In October 2009, the European Commission (EC), together with the French competition authority, searched the offices of Sandoz S.A.S. in France (Sandoz France), alleging that Sandoz France may have entered into anti-competitive price coordination practices with other generic pharmaceuticals companies and via the French trade association for generic pharmaceuticals companies. Sandoz France is cooperating with the EC and the French authorities. No follow-up requests have been received from the EC so far.

EC request for information on patent settlements

        On January 12, 2010, the EC addressed a request for information to certain pharmaceutical companies, including Novartis International AG and Sandoz International GmbH, asking them to submit copies of all of their patent settlement agreements as well as copies of all annexes, related agreements and amendments. The request covered patent settlement agreements concluded between originator and generic pharmaceutical companies in the period from July 1, 2008, to December 31, 2009, and relating to the European Union/European Economic Area. On February 12, 2010, both Novartis entities submitted their respective responses to the EC. On January 17, 2011, the two Novartis entities received a second request for information which covers the period from January 1, 2010, to December 31, 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

Product liability matters

Zometa/Aredia product liability litigation

        NPC together with other Novartis subsidiaries are defendants in approximately 692 cases brought in US courts in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones. All purported class actions have been dismissed. A trial that began in Montana in October 2009 resulted in a plaintiff's verdict which NPC appealed to the Montana Supreme Court. On December 30, 2010, the Montana Supreme Court affirmed the trial court's verdict. On October 6, 2010, after a trial in New Jersey state court, the jury returned a verdict in favor of NPC, which is currently on appeal. Another trial took place in November 2010 in North Carolina federal court and resulted in a plaintiffs' verdict. NPC filed post-trial motions and will, if necessary, file an appeal against this latest verdict. Two trials are currently scheduled for April and for July 2011, respectively.

Zelnorm product liability litigation

        NPC together with other Novartis subsidiaries are defendants in approximately 135 cases brought in US and Canadian courts in which plaintiffs claim to have experienced cardiovascular injuries after being treated with Zelnorm, a medicine for irritable bowel syndrome and chronic constipation. A purported national class action was filed against a Novartis subsidiary in Canada. A statement to defend was filed in this action. In May 2010, NPC reached a tentative agreement to settle 124 cases, which is contingent on obtaining consents from the individual plaintiffs. NPC is still waiting for such consents. One trial is currently scheduled for April 2011.

Hormone Replacement Therapy product liability litigation

        NPC together with other Novartis subsidiaries are defendants, along with various other pharmaceutical companies, in approximately 109 cases brought in US courts in which plaintiffs claim to have been injured by hormone replacement therapy products. Discovery is ongoing.

Elidel product liability litigation

        NPC together with other Novartis subsidiaries are defendants, in approximately 28 cases brought in US courts in which plaintiffs claim to have experienced injuries, mainly various types of cancer, after having been treated with Elidel, a medicine for atopic dermatitis. Discovery is ongoing.

Other matters

Average Wholesale Price litigation

        Claims have been brought against various pharmaceutical companies, including NPC and certain Sandoz entities, alleging that they fraudulently overstated the Average Wholesale Price and "best price", which are, or have been, used by the US federal and state governments in the calculation of, respectively, Medicare reimbursements and Medicaid rebates. In some cases, motions to dismiss or (cross-) motions for summary judgment have been made and are currently pending.

        Sandoz Inc. (Sandoz) was a defendant in a trial in Alabama in 2009. The jury rendered a verdict against it and awarded compensatory damages of $28 million and punitive damages of $50 million. Sandoz

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

appealed the verdict to the Supreme Court of Alabama in January 2010. The appeal is fully briefed. On September 1, 2010, plaintiff-appellee filed a motion seeking recusal and disqualification of all the justices on the Alabama Supreme Court and for the appointment of a special supreme court to handle Sandoz's appeal. On September 29, 2010, this motion was unanimously denied by the Alabama Supreme Court. A decision is expected in due course. The second trial involving Sandoz took place in Kentucky in June 2009. The jury rendered a verdict against Sandoz and imposed $16 million in compensatory damages, and the Court awarded $13.6 million in penalties, which were subsequently reduced to $11.2 million. No punitive damages were awarded. Sandoz appealed this verdict in March 2010. In Texas, Sandoz entities have reached an agreement in principle to settle all of the State's claims. This agreement, which is still contingent on US Department of Justice approval, resulted in a provision of $38 million in the first quarter of 2010, which remains unchanged as of December 31, 2010. The next trial against Sandoz is currently expected to take place in Mississippi in April 2011.

Wage and Hour litigation

        Certain pharmaceutical sales representatives filed suit in a state court in California and in the US Federal District Court for the Southern District of New York (SDNY) against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as "exempt" employees, and by failing to pay overtime compensation. These lawsuits were consolidated and certified as a class action. They are part of a number of actions pending against pharmaceutical companies that challenge the industry's long-term practice of treating pharmaceutical sales representatives as salaried employees. In January 2009, the SDNY held that the pharmaceutical sales representatives were not entitled to overtime pay under the federal Fair Labor Standards Act and corresponding state wage and hour laws. Plaintiffs appealed that judgment to the US Court of Appeals for the Second Circuit (Second Circuit). Amicus briefs supporting the plaintiffs' position were filed by the National Employment Lawyers Association and by the US Department of Labor, and the US Chamber of Commerce filed a brief in support of NPC. On July 6, 2010, the Second Circuit vacated the judgment of the SDNY and remanded the case to the SDNY for further proceedings. On August 2, 2010, the remand mandate was stayed because NPC had decided to appeal the Second Circuit's opinion to the US Supreme Court. On October 4, 2010, NPC filed its petition for a writ of certiorari with the US Supreme Court. Amicus briefs in support of NPC's certiorari petition were filed on November 5, 2010, by the US Chamber of Commerce and Pharmaceutical Research and Manufacturers of America (PhRMA). The conference during which the US Supreme Court is expected to decide whether to grant or deny NPC's petition is currently expected to take place on February 18, 2011.

Alcon minority shareholder litigation

        Beginning on January 7, 2010, shareholder class action complaints relating to the Alcon transactions announced on January 4, 2010, were filed against Novartis AG and others by minority shareholders of Alcon, Inc. These actions were filed in the SDNY, in the US Federal District Courts for the Eastern District of New York (EDNY) and the Northern District of Texas (NDTX) and in several Texas state courts. The case in the EDNY was voluntarily dismissed without prejudice by the plaintiffs on March 18, 2010. The case in the NDTX was transferred to the SDNY and formally consolidated with the actions pending there on June 25, 2010. In the SDNY, Novartis AG's motion to dismiss all cases pending there based on the doctrine of forum non conveniens (FNC) was granted on May 24, 2010, and the case was formally dismissed on July 2, 2010. On July 14, 2010, plaintiffs appealed this decision to the Second

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

Circuit. On January 5, 2011, plaintiffs moved to dismiss this appeal. On January 6, 2011, the Second Circuit granted plaintiffs' motion and dismissed this appeal. The actions pending in Texas state courts were consolidated for pre-trial proceedings in a Multi District Litigation on April 16, 2010. Novartis AG's motion to dismiss the consolidated Texas state court actions based on FNC was filed on June 30, 2010. On November 17, 2010, Novartis AG's motion was granted and all Texas state court class actions were dismissed. On December 17, 2010, plaintiffs appealed this decision to the Texas Fifth District Court of Appeals.

Concluded Legal matters

TOBI investigation

        The US Attorney's Office for the Northern District of California in 2007 served an administrative subpoena pursuant to HIPAA covering several Novartis subsidiaries. The subpoena covered information regarding potential off-label marketing and promotion of TOBI (tobramycin), a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006. In September 2009, the Novartis subsidiaries reached an agreement in principle to pay $72.5 million to resolve all federal civil claims and state Medicaid claims relating to this investigation. After the settlement agreement with the relevant federal government offices had been executed on April 29, 2010, the execution of the settlement agreements with various states followed on September 14, 2010, and concluded this investigation.

Contact lenses patent litigation

        Johnson & Johnson (J&J) and CIBA Vision (CV) reached a settlement agreement effective January 1, 2011, ending the previously disclosed patent litigation regarding CV's silicone hydrogel patents in the US and in all European countries but the United Kingdom (UK) where CV filed a petition to the UK Supreme Court to hear its appeal of the invalidity rulings by the lower courts.

Famvir patent litigation

        In February 2010, Novartis and Teva reached a settlement ending the US patent litigation between them relating to Famvir after a trial against Teva in November 2009 had resulted in a jury verdict in favor of Novartis. After the expiration of the regulatory settlement review period, this litigation with Teva was dismissed and is therefore concluded.

Zometa/Reclast patent litigation

        Novartis and Teva have reached an agreement in the patent infringement litigation regarding the Zometa (zoledronic acid 4mg) and Reclast (zoledronic acid 5mg) injection patent. Teva has dropped the challenge against the Novartis patent and will not launch zoledronic acid in the US until after the Zometa and Reclast patent expires in March 2013. The case was dismissed in July 2010 and is therefore concluded.

Gender discrimination litigation

        In November 2004, certain female pharmaceutical sales representatives brought a class action lawsuit in the SDNY against NPC, Novartis Corporation and a Novartis executive alleging claims of gender discrimination. Novartis Corporation and the Novartis executive were subsequently dismissed from the lawsuit. The trial against NPC began in April 2010. On May 17 and 19, 2010, the jury rendered a liability

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.   Provisions and other non-current liabilities (Continued)

verdict and awarded $3.4 million in individual compensatory damages to the class members testifying at trial and $250 million in punitive damages. On July 14, 2010, the SDNY preliminarily approved a class action settlement agreement between NPC and the plaintiffs to end the ongoing proceedings. On September 8, 2010, notice of the settlement was sent to all class members. The fairness hearing in the SDNY took place on November 19, 2010, and on November 30, 2010, the SDNY issued an order granting final approval of the settlement, dismissing the class action with prejudice and therefore concluding this case.

        According to the class action settlement agreement NPC will make monetary payments to eligible class members for backpay and compensatory damages in the amount of up to $152.5 million and will fund, over three years, improvements to policies and programs valued at an estimated $22.5 million. As part of the measures, NPC will enhance many of its ongoing commitments to all employees and will add additional programs and initiatives to further strengthen its commitment to a diverse and inclusive environment. NPC will for example revise its sexual harassment policy and training, strengthen its complaint process to ensure employees can safely raise concerns and that those concerns will be addressed in a timely and thorough fashion, retain an external specialist to conduct adverse impact analyses aimed at identifying and remedying, with recommendations from plaintiffs' counsel, unjustified gender disparities and it will revise its performance management process to ensure it is fair to all employees.

Dispute with an inventor

        An inventor of certain patents of Novartis Vaccines and Diagnostics Inc. (V&D) sued V&D in the SDNY for breach of a consulting contract and claimed he was entitled to at least a portion of settlement proceeds from arbitration proceedings relating to these patents. After the trial of this case in April 2009, the SDNY entered judgment in favor of the inventor. In July 2009, V&D filed an appeal in the Second Circuit. In May 2010, V&D and the inventor agreed to settle their dispute and conclude this case for a payment of $80 million to the inventor and a contribution of $20 million to a non-profit research organization.

        The following table shows the movements in the legal and product liability provisions during 2010, 2009 and 2008:

	2010	2009	2008
	$ millions	$ millions	$ millions
January 1	1,542	1,142	1,026
Impact of business combinations	15
Cash payments	(669)	(285)	(265)
Releases of provisions	(53)	(152)	(66)
Additions to provisions	541	833	428
Currency translation effects	8	4	19

December 31	1,384	1,542	1,142
Less current liability	(691)	(871)	(460)

Non-current legal and product liability provisions at December 31	693	671	682

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

21.   Current financial debt

	2010	2009
	$ millions	$ millions
Interest bearing accounts of associates	1,321	1,175
Other bank and financial debt	2,195	2,142
Commercial paper	4,969	1,887
Current portion of non-current financial debt	98	29
Fair value of derivative financial instruments	44	80

Total current financial debt	8,627	5,313

        The consolidated balance sheet values of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other current financial debt (including employee deposits from the compensation of associates employed by Swiss entities) was 2.0% in 2010 and 2.3% in 2009.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Provisions and other current liabilities

	2010	2009
	$ millions	$ millions
Taxes other than income taxes	556	484
Restructuring provisions	241	97
Accrued expenses for goods and services received but not invoiced	731	651
Provisions for royalties	327	334
Provisions for revenue deductions	3,097	2,094
Provisions for compensation and benefits including social security and pension funds	2,058	1,695
Environmental liabilities	60	58
Deferred income relating to government grants	79	90
Deferred purchase consideration		312
Provision for legal matters	691	871
Accrued share-based payments	200	128
Other payables	1,493	1,515

Total provisions and other current liabilities	9,533	8,329

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

	2010	2009	2008
	$ millions	$ millions	$ millions
January 1	2,094	1,665	1,512
Impact of business combinations	379
Additions	8,752	6,245	5,291
Payments/utilizations	(8,172)	(5,582)	(5,186)
Changes in offset against gross trade receivables	68	(321)	103
Currency translation effects	(24)	87	(55)

December 31	3,097	2,094	1,665

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Provisions and other current liabilities (Continued)

Restructuring provisions

        In 2010, additions to provisions of $89 million were incurred in conjunction with the adjustment of the field force structures to better support the portfolio of the primary care and neuroscience medicines business within the Pharmaceuticals Division in the United States. The charges comprised termination costs of associates of $78 million and other third party costs of $11 million. In total, approximately 1,400 associates were affected by the various restructuring plans, though none of them had left the Group as of December 31, 2010. It is anticipated that most or all of these associates will leave the Group in the first quarter of 2011.

        Also in 2010, additions to provisions of $44 million were incurred in conjunction with the consolidation of regional units of the primary care medicines business and the integration of a research entity within the Pharmaceuticals Division in the United States. The charges comprised termination costs of associates of $44 million. In total, approximately 383 associates were affected by the various restructuring plans, all of whom had left the Group as of December 31, 2010.

        2010 also saw additions to provisions of $62 million which were incurred in conjunction with the restructuring of the technical and commercial operations of the Vaccines and Diagnostics Division in England, France, Germany, Italy and the United States. The charges comprised termination costs of associates of $46 million and other third party costs of $16 million. As of December 31, 2010, 64 of the approximately 394 associates affected by the various restructuring plans have left the Group.

        In 2010 and 2009, additions to provisions of $66 million and $40 million respectively were incurred in conjunction with the restructuring of the commercial operations of the Sandoz Division in Germany. The charges comprised termination costs of associates of $57 million and $37 million, respectively and other third party costs of $9 million and $3 million, respectively. As of December 31, 2010, 81 of the approximately 387 associates affected by the various restructuring plans have left the Group.

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

        The releases to income in 2010, 2009 and 2008 of $18 million, $42 million and $108 million, respectively, were mainly due to settlement of liabilities at lower amounts than originally anticipated, which in 2010 and 2009 were principally due to provisions made in relation with prior years restructuring

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   Provisions and other current liabilities (Continued)

initiatives, and in 2008 were principally due to provisions made in relation with the 2007 Forward restructuring and the divestments of the Medical Nutrition and Gerber Business Units.

        Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

	Termination costs of associates	Other third party costs	Total
	$ millions	$ millions	$ millions
January 1, 2008	366	92	458
Additions	126	5	131
Cash payments	(232)	(39)	(271)
Releases	(99)	(9)	(108)
Currency translation effects	(4)	(2)	(6)

December 31, 2008	157	47	204
Additions	56	3	59
Cash payments	(114)	(12)	(126)
Releases	(10)	(32)	(42)
Currency translation effects	2		2

December 31, 2009	91	6	97
Additions	225	36	261
Cash payments	(81)	(12)	(93)
Releases	(9)	(9)	(18)
Currency translation effects	(5)	(1)	(6)

December 31, 2010	221	20	241

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Details to the consolidated cash flow statements

23.1)    Reversal of non-cash items

	2010	2009	2008
	$ millions	$ millions	$ millions
Taxes	1,733	1,468	1,336
Depreciation, amortization and impairments on Property, plant & equipment	1,373	1,250	1,231
Intangible assets	2,046	1,051	1,439
Financial assets	158	40	90
Income from associated companies	(804)	(293)	(441)
Gains on disposal of property, plant & equipment, intangible, financial and other non-current assets, net	(429)	(94)	(176)
Equity-based and settled compensation expense	655	642	567
Change in provisions and other non-current liabilities	802	1,031	562
Net financial income	628	353	(94)

Total reversal of non-cash items	6,162	5,448	4,514

23.2)    Cash flows from changes in working capital and other operating items included in operating cash flow

	2010	2009	2008
	$ millions	$ millions	$ millions
Change in inventories	965	237	(571)
Change in trade receivables	26	(934)	(431)
Change in trade payables	490	512	246
Change in other net current assets and other operating cash flow items	281	873	126

Total	1,762	688	(630)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Details to the consolidated cash flow statements (Continued)

23.3)    Cash flow arising from acquisitions and divestments of businesses

        The following is a summary of the cash flow impact of acquisitions and divestments of businesses:

	2010 Acquisitions	2009 Acquisitions	2009 Divestments	2008 Acquisitions	2008 Divestments
	$ millions	$ millions	$ millions	$ millions	$ millions
Property, plant & equipment	(1,419)	(64)		(44)
Currently marketed products & marketing know how	(16,521)	(241)		(486)
Alcon brand name	(2,980)
Acquired research & development	(1,418)	(161)		(250)
Technologies	(5,460)	(427)		(46)
Software and other intangible assets	(44)
Financial and other assets including deferred tax assets	(904)	(58)		(70)
Inventories	(1,112)	(80)
Trade accounts receivables and other current assets	(1,696)	(122)		(19)
Marketable securities and cash	(3,130)	(55)		(81)
Long-term and short-term financial debts	384	47		54
Trade payables and other liabilities including deferred tax liabilities	6,626	467		283

Net identifiable assets acquired	(27,674)	(694)		(659)
Currency translation effects				29
Acquired/divested liquidity	2,176	55	(63)	26
Non-controlling interests	6,338
Fair value of previously held equity interests	10,320			46

Sub-total	(8,840)	(639)	(63)	(558)
Goodwill	(17,986)	(548)		(523)
Deferred consideration/sales price	160	325		2	132

Net cash flow	(26,666)	(862)	(63)	(1,079)	132

Of which:
Net cash flow from discontinued operations					132
Net cash flow from continuing operations	(26,666)	(862)	(63)	(1,079)

        Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.   Details to the consolidated cash flow statements (Continued)

23.4)    Cash flow from discontinued operations

        The following is a summary of the cash flow components of the discontinued operations:

2008
$ millions
Cash flow from operating activities	(237)
Divestments of businesses	132
Cash flow from investing activities	132

Total cash flow from discontinued operations	(105)

24.   Acquisitions of businesses

Assets and liabilities arising from acquisitions

2010	Acquiree's carrying amount	Revaluation due to acquisition accounting	Fair value
	$ millions	$ millions	$ millions
Property, plant & equipment	1,279	140	1,419
Currently marketed products & marketing know-how	186	16,335	16,521
Alcon brand name		2,980	2,980
Acquired research & development	104	1,314	1,418
Technologies	689	4,771	5,460
Software and other intangible assets	44		44
Financial and other assets including deferred tax assets	837	67	904
Inventories	645	467	1,112
Trade accounts receivable and other current assets (net of provisions for doubtful trade receivables of $56 millions)	1,696		1,696
Marketable securities and cash	3,130		3,130
Long-term and short-term financial debts	(384)		(384)
Trade payables and other liabilities including deferred tax liabilities	(2,362)	(4,264)	(6,626)

Net identifiable assets acquired	5,864	21,810	27,674

Acquired liquidity			(2,176)
Non-controlling interest			(6,338)
Goodwill			17,986

Net assets recognized as a result of business combinations			37,146

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.   Acquisitions of businesses (Continued)

2009	Acquiree's carrying amount	Revaluation due to acquisition accounting	Fair value
	$ millions	$ millions	$ millions
Property, plant & equipment	64		64
Currently marketed products	4	237	241
Acquired research & development		161	161
Technologies		427	427
Financial assets including deferred tax assets	42	16	58
Inventories, trade receivables and other current assets (net of provisions for doubtful trade receivables of $3 millions)	186	16	202
Marketable securities and cash	55		55
Long-term and short-term financial debts	(47)		(47)
Trade payables and other liabilities including deferred tax liabilities	(258)	(209)	(467)

Net identifiable assets acquired	46	648	694

Acquired liquidity			(55)
Goodwill			548

Net assets recognized as a result of business combinations			1,187

        Note 2 provides details on all the significant acquisition of businesses. The 2010 and 2009 goodwill arising out of the acquisitions reflects mainly the value of expected synergies, future products and the acquired assembled workforce.

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

        Defined benefit pension plans cover a significant number of the Group's associates. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair value and their actual return in 2010 was a gain of $614 million (2009: gain of $1.7 billion). The latest IFRS interpretation of IAS 19 "Employee Benefits" has been applied in determining any limitation of recognition of fund surpluses. The defined benefit obligation of unfunded pension plans was $266 million at December 31, 2010 (2009: $279 million).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

        The following table is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2010 and 2009:

	Pension plans		Other post-employment benefit plans
	2010	2009	2010	2009
	$ millions	$ millions	$ millions	$ millions
Benefit obligation at January 1	18,009	17,643	817	789
Service cost	350	411	58	48
Interest cost	667	705	45	41
Actuarial losses/(gains)	668	(310)	29	19
Plan amendments	(290)	(4)		(47)
Currency translation effects	1,193	329	3	7
Benefit payments	(1,078)	(1,013)	(57)	(41)
Contributions of associates	133	124	3
Effect of acquisitions, divestments or transfers	916	124	349	1

Benefit obligation at December 31	20,568	18,009	1,247	817

Fair value of plan assets at January 1	17,611	16,065	8	5
Expected return on plan assets	778	698	5
Actuarial (losses)/gains	(164)	981	5
Currency translation effects	1,340	373
Novartis Group contributions	381	268	70	44
Contributions of associates	133	124	3
Plan amendments	(21)	(2)
Benefit payments	(1,078)	(1,013)	(57)	(41)
Effect of acquisitions, divestments or transfers	285	117	194

Fair value of plan assets at December 31	19,265	17,611	228	8

Funded status	(1,303)	(398)	(1,019)	(809)
Unrecognized past service cost	3	5	(38)	(43)
Limitation on recognition of fund surplus	(35)	(35)

Net liability in the balance sheet at December 31	(1,335)	(428)	(1,057)	(852)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

        The movement in the net liability and the amounts recognized in the consolidated balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2010	2009	2010	2009
	$ millions	$ millions	$ millions	$ millions
Movement in net liability
Net liability in the consolidated balance sheet at January 1	(428)	(1,572)	(852)	(802)
Net periodic benefit income/(cost)	29	(417)	(93)	(67)
Novartis Group contributions	381	268	70	44
Plan amendments, net	(1)
Effect of acquisitions, divestments or transfers	(631)	(7)	(155)	(1)
Change in actuarial (losses)/gains	(832)	1,291	(24)	(19)
Currency translation effects	147	44	(3)	(7)
Impact of limitation on recognition of fund surplus		(35)

Net liability in the consolidated balance sheet at December 31	(1,335)	(428)	(1,057)	(852)

Amounts recognized in the consolidated balance sheet
Prepaid benefit cost	982	1,585
Accrued benefit liability	(2,317)	(2,013)	(1,057)	(852)

Net liability in the consolidated balance sheet at December 31	(1,335)	(428)	(1,057)	(852)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

        The net periodic benefit cost recorded in the consolidated income statement consists of the following components:

	Pension plans			Other post-employment benefit plans
	2010	2009	2008	2010	2009	2008
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Components of net periodic benefit cost
Service cost	350	411	415	58	48	48
Interest cost	667	705	694	45	41	41
Expected return on plan assets	(778)	(698)	(843)	(5)
Recognized past service cost	2		(2)	(5)	(3)	(3)
Curtailment and settlement losses/(gains)	(270)	(1)	6		(19)

Net periodic benefit (income)/cost	(29)	417	270	93	67	86

        The following table shows the principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates:

	Pension plans			Other post-employment benefit plans
	2010	2009	2008	2010	2009	2008
	%	%	%	%	%	%
Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	3.5%	3.9%	4.1%	5.3%	5.7%	6.3%
Expected rate of salary increase	3.5%	3.6%	3.7%
Current average life expectancy for a 65-year-old male/female	19/22 years	19/22 years	19/22 years	19/21 years	18/20 years	19/21 years
Weighted average assumptions used to determine net periodic pension cost for the year
Discount rate	3.9%	4.1%	4.1%	5.7%	6.3%	5.8%
Expected return on plan assets	4.6%	4.6%	4.7%
Expected rate of salary increase	3.6%	3.7%	3.7%
Current average life expectancy for a 65-year-old male/female	19/22 years	19/22 years	19/22 years	18/20 years	19/21 years	18/21 years

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

        The following table shows a five-year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and experience adjustments on plan liabilities.

	2010	2009	2008	2007	2006
	$ millions	$ millions	$ millions	$ millions	$ millions
Plan assets	19,265	17,611	16,065	18,355	17,515
Defined benefit obligations	(20,568)	(18,009)	(17,643)	(17,105)	(16,767)

(Deficit)/Surplus	(1,303)	(398)	(1,578)	1,250	748

Differences between expected and actual return on plan assets	(164)	981	(3,006)	4	13
Experience adjustments on plan liabilities	26	12	(72)	(279)	(398)

        The following table shows the weighted average asset allocation of funded defined benefit plans at December 31, 2010 and 2009:

	Pension plans
	Long-term target	2010	2009
	%	%	%
Equity securities	15-40	31	29
Debt securities	45-70	43	49
Real estate	0-15	12	12
Cash and other investments	0-15	14	10

Total		100	100

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

        The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2010 were as follows:

	Pension plans	Other post-employment benefit plans
	$ millions	$ millions
Novartis Group contributions
2011 (estimated)	302	77
Expected future benefit payments
2011	1,228	61
2012	1,238	65
2013	1,245	70
2014	1,253	76
2015	1,256	81
2016–2020	6,363	491

        The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2010	2009	2008
Healthcare cost trend rate assumed for next year	7.9%	8.5%	8.5%
Rate to which the cost trend rate is assumed to decline	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2019	2020	2020

        A one percentage point change in the assumed healthcare cost trend rates compared to those used for 2010 would have had the following effects:

	1% point increase	1% point decrease
	$ millions	$ millions
Effects on total of service and interest cost components	13	(11)
Effect on post-employment benefit obligations	139	(118)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2010 was 19.8 million shares with a market value of $1.2 billion (2009: 24.8 million shares with a market value of $1.3 billion). These funds sold 5 million Novartis shares during the year ended December 31, 2010 (2009:

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.   Post-employment benefits of associates (Continued)

nil). The amount of dividends received on Novartis shares held as plan assets by these funds at the time of the dividend payout was $48 million for the year ended December 31, 2010 (2009: $43 million; 2008: $32 million).

Defined contribution plans

        In many Group companies associates are covered by defined contribution plans and other long-term benefits. The liability of the Group for these benefits is reported in other long-term benefits of associates and deferred compensation and amounts to $461 million at December 31, 2010 (2009: $380 million). Contributions charged to the consolidated income statement for the defined contribution plans were $269 million (2009: $195 million; 2008: $178 million).

26.   Equity-based participation plans of associates

        The expense recorded in the consolidated income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. The expense related to all Novartis equity plans and Alcon equity plans since August 25, 2010 in the 2010 consolidated income statement was $841 million (2009: $777 million; 2008: $746 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $200 million (2009: $129 million; 2008: $185 million). The amount of related income tax benefit recognized in the consolidated income statement was $213 million (2009: $185 million; 2008: $190 million). The total amount of cash used to settle awards in 2010 was $193 million (2009: $148 million; 2008: $117 million). As of December 31, 2010, there was $649 million (2009: $533 million) of total unrecognized compensation cost related to non-vested equity-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.00 years (2009: 2.09 years). In addition, due to its majority owned US quoted subsidiary Idenix Pharmaceuticals Inc. until August 30, 2009, Novartis recognized an additional equity-based compensation expense of $3 million (2008: $5 million).

        Equity-based participation plans can be separated into the following plans:

Novartis Equity Plan "Select"

        Each year associates, including Executive Committee members, may be eligible for a grant under the Equity Plan "Select". The grant amount is determined on the basis of business and individual performance. No awards are granted for performance ratings below a certain threshold. Grants can be taken in the form of shares, options, or a combination of both. In some jurisdictions Restricted Share Units (RSU) are granted rather than shares. In Switzerland, the participants in this plan can elect between shares or RSU and share options, or a combination of both.

        Each share is entitled to voting rights and payments of dividends during the vesting period.

        Each RSU is equivalent in value to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any dividend or voting rights.

        Each share option granted to associates entitles the holder to purchase one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date (January 19, 2011 for the performance grant in 2010).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

        If associates in North America choose to receive part or all of their grant under the Equity Plan "Select" in share options on American Depositary Shares (ADSs), the resulting number of options is determined by dividing the respective incentive amount by a value that equals 95% of the value of the options on ADSs as determined in accordance with IFRS. For associates in other countries, the divisor equals 90% of the IFRS value of options on shares.

        Share options are tradable, when vested, and expire on their tenth anniversary. Shares and tradable share options have a vesting period of two years in Switzerland and three years in other countries. If a participant leaves Novartis, for reasons other than retirement, disability or death, unvested shares, RSUs and share options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

Novartis Equity Plan "Select" outside North America

        Directors, executives and other selected associates of Group companies (collectively, the "Participants") may receive equity awards. The vesting period for the plan is three years except Switzerland which had a vesting period of two years until 2010 and which will be increased to three years as of the 2011 performance onwards.

        The expense recorded in the 2010 income statement relating to both shares and options under this plan amounted to $149 million (2009: $151 million; 2008: $135 million). Participants in this plan were granted a total of 2.3 million shares at CHF 55.85 (2009: 1.7 million shares at CHF 53.65).

        The following table shows the assumptions on which the valuation of options granted during the period was based:

	Novartis Equity Plan "Select" outside North America
	2010	2009
Valuation date	January 19, 2010	January 20, 2009
Expiration date	January 17, 2020	January 18, 2019
Closing share price on grant date	CHF 55.85	CHF 53.65
Exercise price	CHF 55.85	CHF 53.65
Implied bid volatility	16.00%	21.00%
Expected dividend yield	4.74%	4.52%
Interest rate	2.29%	2.47%
Market value of option at grant date	CHF 6.13	CHF 8.83

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

	2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	32.9	51.6	25.5	53.2
Granted	9.9	54.5	9.4	46.7
Sold	(6.0)	52.4	(0.8)	48.6
Forfeited	(2.1)	51.4	(1.2)	51.1

Outstanding at December 31	34.7	52.3	32.9	51.6

Exercisable at December 31	18.2	53.6	17.5	51.3

        All options were granted at an exercise price which was equal to the market price of the Group's shares at the grant date and between 2000 and 2003 was greater than the market price of the Group's shares at the grant date. The weighted average fair value of options granted in 2010 was $5.1. The weighted average exercise price during the period the options were sold in 2010 was $52.4. The weighted average share price at the dates of exercise was also $52.4. The amounts received by the associates was $16 million based on market value (intrinsic value $2 million). The weighted average remaining contractual term for options outstanding at the year end was 6.8 years and 5.3 years for options exercisable. Options outstanding had an aggregate intrinsic value of $17 million and $6 million for options exercisable.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

        The following table summarizes information about options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$	millions	years	$	millions	$
30–34	0.9	1.1	34.8	0.9	34.8
35–39	0.5	0.2	36.9	0.5	36.9
40–44	0.0	0.0	0.0	0.0	0.0
45–49	11.5	6.6	46.9	3.6	47.3
50–54	11.6	8.0	54.4	3.0	54.0
55–59	10.2	6.5	58.3	10.2	58.3

Total	34.7	6.8	52.3	18.2	53.6

Novartis Equity Plan "Select" for North America

        The plan provides for equity awards to North American based Directors, executives and other selected associates. The terms and conditions of the Novartis Equity Plan "Select" for North America are substantially equivalent to the Novartis Equity Plan "Select" outside North America. Options in this plan have only been tradable since 2004.

        The expense recorded in the 2010 consolidated income statement relating to both shares and options under this plan amounted to $237 million (2009: $237 million; 2008: $222 million). Participants in this plan were granted a total of 3.5 million units at $53.70 (2009: 3.0 million ADS at $46.42).

        The following table shows the assumptions on which the valuation of options granted during the period was based:

	Novartis Equity Plan "Select" for North America
	2010	2009
Valuation date	January 19, 2010	January 20, 2009
Expiration date	January 17, 2020	January 18, 2019
Closing ADS price on grant date	$53.70	$46.42
Exercise price	$53.70	$46.42
Implied bid volatility	14.60%	20.00%
Expected dividend yield	4.96%	4.61%
Interest rate	3.90%	2.45%
Market value of option at grant date	$6.47	$7.08

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

        The following table shows the activity associated with the options during the period:

	2010		2009
	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	millions	$	millions	$
Options outstanding at January 1	59.3	50.2	45.1	51.7
Granted	15.7	53.7	20.0	46.4
Sold or exercised	(10.3)	49.5	(3.2)	45.1
Forfeited	(4.7)	51.7	(2.6)	53.2

Outstanding at December 31	60.0	51.1	59.3	50.2

Exercisable at December 31	20.2	50.1	20.9	46.2

        All options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average fair value of options granted in 2010 was $6.4. The weighted average exercise price during the period the options were sold or exercised in 2010 was $49.5. The weighted average share price at the dates of exercise was $55.5. The amount received by the associates was $95 million based on market value (intrinsic value of $61 million). The weighted average remaining contractual term for options outstanding at the year end was 6.9 years and 4.5 years for options exercisable. Options outstanding had an aggregate intrinsic value of $471 million and $180 million for options exercisable.

        The actual tax benefit from options exercised and restricted stock vested under the Select Plan for North America was $186 million.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

        The following table summarizes information about ADS options outstanding at December 31, 2010:

	ADS options outstanding			ADS options exercisable
Range of exercise prices	Number outstanding	Average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$	millions	years	$	millions	$
35–39	4.1	2.5	36.6	4.1	36.6
40–44	0.3	0.3	42.0	0.3	42.0
45–49	21.9	7.0	46.6	5.3	47.1
50–54	17.6	8.2	53.9	3.6	54.7
55–59	16.1	6.6	58.1	6.9	58.4

Total	60.0	6.9	51.1	20.2	50.1

        Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contracts were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date. The income of US Management ADS Appreciation Rights Plan recorded in the 2010 income statement amounted to $2 million (2009: $1 million; 2008: $5 million).

Long-Term Performance Plan

        The Long-Term Performance Plan is an equity plan for key executives based on a three-year performance period.

        At the beginning of the performance period, plan participants are allocated RSUs, which may be converted into Novartis shares after the performance period.

        At the end of the performance period, the Compensation Committee adjusts the number of RSUs based on actual performance. The performance is measured by Group Economic Value Added (EVA), a formula to measure corporate profitability while taking into account the cost of capital. The performance target is the sum of three annual Group EVA targets. No incentive is awarded if actual Group EVA performance fails to meet a pre-determined threshold (or if the participant leaves during the performance period for reasons other than retirement, disability or death). For outstanding Group EVA performance the adjustment can go up to 200% of the target incentive.

        At the award date, RSUs are converted into unrestricted Novartis shares without vesting period. In the United States, awards may also be delivered in cash under the Deferred Compensation Plan.

        The expense recorded in the 2010 income statement related to this plan amounted to $32 million (2009: $35 million; 2008: $12 million). During 2010 a total of 0.4 million performance share units (2009: 0.3 million performance share units) were granted to 116 key executives participating in this plan.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

Special Share Awards

        Selected associates may exceptionally receive special awards of restricted or unrestricted shares or RSUs. These special share awards are discretionary, providing flexibility to attract talent or to reward particular achievements or exceptional performance. They may also serve to retain key contributors.

        Restricted special awards generally have a three to five-year vesting period. If an associate leaves Novartis for reasons other than retirement, disability or death, unvested shares or RSUs are generally forfeited. Worldwide 389 associates at different levels in the organization were awarded restricted shares in 2010. The expense recorded for such special share awards in the 2010 income statement amounted to $33 million (2009: $18 million; 2008: $17 million). During 2010 a total of 1.1 million shares or RSUs (2009: 1.2 million shares or RSUs) were granted to executives and selected associates.

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

        Novartis has three main leveraged share savings plans:

  •
  The Swiss Employee Share Ownership Plan (ESOP) is available in Switzerland to approximately 11,600 associates. Participants within this plan may choose to receive the incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period of Novartis shares granted under ESOP, each participant will receive one free matching share for every two Novartis shares granted. A total of 5,080 associates chose to receive shares under the ESOP for their performance in 2009.

  •
  In the United Kingdom, approximately 2,900 associates can invest up to 5% of their monthly salary in shares (up to a maximum of GBP 125) and also may be invited to invest all or part of their net incentive in shares. Two invested shares are matched with one share after a holding period of three years. During 2010, 1,610 associates participated in this plan.

  •
  28 key executives worldwide were invited to participate in a Leveraged Share Savings Plan (LSSP) as part of compensation for performance in 2009. Their annual incentive was awarded in shares and blocked for five years. At the end of the period, Novartis matches the invested shares at a ratio of 1:1 (i.e. one share awarded for each invested share).

        Associates may only participate in one of these plans in any given year.

        The expense recorded in the 2010 income statement related to these plans amounted to $366 million (2009: $335 million; 2008: $365 million). During 2010, a total of 5.8 million shares (2009: 6.1 million shares) were granted to participants of these plans.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

Summary of non-vested share movements

        The table below provides a summary of non-vested share movements (restricted shares, restricted share units (RSU) and American Depository Shares (ADS)) for all plans:

	2010		2009
	Number of shares in millions	Fair value in $ millions	Number of shares in millions	Fair value in $ millions
Non-vested shares at January 1	15.7	938.7	13.6	886.9
Granted	13.9	766.1	12.3	581.5
Vested	(10.3)	(594.6)	(9.2)	(480.7)
Forfeited	(1.6)	(94.5)	(1.0)	(49.0)

Non-vested shares at December 31	17.7	1,015.7	15.7	938.7

Alcon Equity Plans

        Under the Amended 2002 Alcon Incentive Plan, the Board of Directors of Alcon may award to officers, directors and key employees equity-based compensation, including stock options, share-settled stock appreciation rights (SSARs), restricted shares, restricted share units (RSUs), and performance share units (PSUs).

        The total number of Alcon shares that may be issued with respect to such awards shall not exceed 40 million Alcon shares. The number of shares that may be delivered pursuant to exercise or after a lapse of a restriction period may not exceed 10% of the total number of shares issued and outstanding at that time. Alcon intends to satisfy all equity awards granted prior to December 31, 2003 and after December 31, 2007 with the issuance of new shares from conditional capital authorized for the Amended 2002 Alcon Incentive Plan.

        The Board of Directors of Alcon has authorized the acquisition on the open market of Alcon shares to, among other things, satisfy the share-based awards requirements granted under the amended 2002 Alcon Incentive Plan.

        The expense recorded in the 2010 income statement (from August 25 to December 31, 2010) relating to all Alcon equity plans amounted to $22 million. Participants in those plans were granted 0.2 million restricted share units (RSUs) during that same period.

        Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

        At December 31, 2010, Alcon had reserved approximately 19.6 million Alcon common shares for issuance pursuant to the Amended 2002 Alcon Incentive Plan.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.   Equity-based participation plans of associates (Continued)

Change of control provisions

        Upon the change of majority ownership in Alcon from Nestlé to Novartis, Alcon's equity-based compensation awards granted to employees prior to January 1, 2009 vested immediately. However, the vesting of similar awards granted after January 1, 2009 will accelerate only if the respective participant's employment with Alcon or its successor is terminated without cause, or by the participant under certain circumstances, within six months preceding or during the two years following a change of control. If Alcon is not the surviving corporation under a change in control, the equivalent value of the successor's securities may be substituted for Alcon shares under the awards.

Alcon stock options and share-settled stock appreciation rights

        The fair value of each stock option and share settled stock appreciation right (SSAR) grant was estimated as of the date of grant using the Black-Scholes option-pricing model. Compensation expense for equity awards was calculated on a straight-line basis over the three-year vesting period of the applicable equity awards, with acceleration of the expense for individuals meeting the requirements for retirement and under the change of control provisions, as described above. There were no grants of stock options or SSARs in 2010. The following table shows the activity associated with the options and SSARs during the period:

	2010		2010
	Number of options	Weighted average exercise price	Number of SSARs	Weighted average exercise price
	millions	$	millions	$
Outstanding at August 25	4.4	68.2	4.8	115.5
Sold or exercised	(1.2)	70.5	(1.0)	132.0

Outstanding at December 31	3.2	67.6	3.8	111.5

Exercisable at December 31	3.0	66.4	2.0	133.6

Alcon restricted share units and performance share units

        Alcon may grant restricted share units (RSUs). RSUs entitle the recipient to receive a specified number of common shares or the cash equivalent equal to the fair market value of such shares on the date of vesting. RSUs will vest and become transferable upon satisfaction of the conditions set forth in the restricted share unit award agreements. Holders of RSUs have no voting rights and receive dividend equivalents prior to vesting.

        RSUs are recognized over the required service period at the closing market price on the day of grant. Participants were granted 0.2 million RSUs during the period from August 25 to December 31, 2010. The fair value of those instruments amounted to $38 million. At December 31, 2010, there were 1.2 million RSUs outstanding with a fair value of $189 million.

        Performance Share Units (PSUs) are designed to award additional compensation in the form of Alcon shares if certain earning per share targets are met. No PSUs were granted in 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related parties

Roche/Genentech

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.

Lucentis

        Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside the US for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech an initial milestone and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the US. Lucentis sales of $1.5 billion (2009: $1.2 billion; 2008: $886 million) have been recognized by Novartis.

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

        Novartis markets Xolair and records all sales and related costs in Europe as well as co-promotion costs in the US. Genentech and Novartis share the resulting profits from sales in the US, Europe and some East Asia countries, according to agreed profit-sharing percentages. Novartis recognized total sales of Xolair of $369 million (2009: $338 million; 2008: $211 million) including sales to Genentech for the US market.

        The net expense for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech totaled $300 million (2009: $200 million; 2008: $85 million).

        Furthermore, Novartis has several patent license, supply and distribution agreements with Roche and several Novartis entities hold Roche bonds totaling $17 million (2009: $1 billion).

Idenix

        Novartis Pharma AG entered into a collaboration agreement with Idenix in May 2003 relating to the worldwide development and commercialization of drug candidates and purchased approximately 54% of the common stock of Idenix. As Novartis had the ability to exercise control, Idenix was fully consolidated. In August 2009, Novartis opted not to purchase shares that were issued pursuant to an underwritten offering and waived and amended certain rights under the development and commercialization agreement. As a result of this, the Novartis shareholding was diluted from the pre-offering level of 53% to 47% and since September 1, 2009 Idenix has been accounted for according to the equity method. Novartis has a license agreement with Idenix for Tyzeka/Sebivo and may pay additional license fees and development expenses for drug candidates that Novartis may elect to license from Idenix. The sales of Tyzeka/Sebivo totaled $95 million in 2010 (2009: $84 million).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related parties (Continued)

Executive Officer and Director Compensation

        During 2010, there were 14 Executive Committee members ("Executive Officers"), including those who stepped down (9 members in 2009; 10 members in 2008).

        The total compensation for members of the Executive Committee and the 12 Non-Executive Directors (11 in 2009; 12 in 2008) using IFRS 2 rules for accounting for equity-based compensation was as follows:

	Executive Officers			Non-Executive Directors			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Short-term benefits	14.4	12.6	12.0	17.7	6.0	6.4	32.1	18.6	18.4
Post-employment benefits	1.2	1.4	7.8	0.2			1.4	1.4	7.8
Termination benefits	7.9		1.3				7.9		1.3
Equity-based compensation	62.4	86.4	75.4				62.4	86.4	75.4

Total	85.9	100.4	96.5	17.9	6.0	6.4	103.8	106.4	102.9

        The annual incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.

        During 2009, an Executive Officer acquired real estate for CHF 3.7 million from a consolidated entity. The transaction price was based on independent external valuation reports.

28. Commitments and contingencies

Leasing commitments

        The Group has entered into various fixed term operational leases, mainly for cars and real estate. As of December 31, 2010 the Group's commitments with respect to these leases were as follows:

2010
$ millions
2011	363
2012	267
2013	183
2014	141
2015	121
Thereafter	2,087

Total	3,162

Expense of current year	350

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Commitments and contingencies (Continued)

Research & Development commitments

        The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Novartis that may be capitalized. As of December 31, 2010 the Group's commitments to make payments under those agreements were as follows:

	Unconditional commitments 2010	Potential milestone payments 2010	Total 2010
	$ millions	$ millions	$ millions
2011	84	338	422
2012	58	501	559
2013	37	632	669
2014	31	192	223
2015	30	511	541
Thereafter	30	1,090	1,120

Total	270	3,264	3,534

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

29. Principal currency translation rates

	2010	2009	2008
	$	$	$
Year-end exchange rates used for consolidated balance sheets:
1 CHF	1.063	0.965	0.948
1 EUR	1.324	1.436	1.411
1 GBP	1.552	1.591	1.450
100 JPY	1.227	1.086	1.107
Average of monthly exchange rates during the year used for consolidated income and cash flow statements:
1 CHF	0.961	0.923	0.925
1 EUR	1.327	1.393	1.470
1 GBP	1.546	1.564	1.853
100 JPY	1.141	1.070	0.970

30. Events subsequent to the December 31, 2010 balance sheet date

Dividend proposal for 2010 and approval of the Group's 2010 consolidated financial statements

        The 2010 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 26, 2011. On January 19, 2011, the Board proposed a dividend of CHF 2.20 per share to be approved at the Annual General Meeting on February 22, 2011. If approved, total dividend payments would amount to approximately $5.4 billion.

Settlement of Litigation

        On January 3, 2011, Novartis and Johnson & Johnson signed an agreement to settle all litigations related to the silicone hydrogel patents (JUMP patents) referred to in note 20 above. Under the agreement, Novartis will receive a settlement payment and each party will grant to the other party a fully paid up, irrevocable, worldwide non-exclusive license with no right to sub-license under the respective patent rights. Novartis will record the resulting income in the first quarter of 2011.

Tender offer for Genoptix, Inc. (Genoptix)

        On January 24, 2011, Novartis announced that it has entered into a definitive agreement to acquire Genoptix, Inc. (NASDAQ: GXDX), a specialized laboratory providing personalized diagnostic services to community-based hematologists and oncologists.

        In accordance with the terms of the agreement, Novartis is to commence a tender offer for all outstanding shares of common stock of Genoptix at $25.00 per share in cash. This represents a total equity

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30. Events subsequent to the December 31, 2010 balance sheet date (Continued)

value of $470 million and an enterprise value of $330 million. The Novartis offer represents a premium of 39% over Genoptix's unaffected share price of $17.98 on December 13, 2010. It also implies a 27% premium over the closing price of $19.76 on January 21, 2011.

        The Genoptix Board of Directors has unanimously approved the transaction and agreed to recommend that Genoptix stockholders tender their shares. The transaction is conditional upon the tender of at least a majority of the shares of Genoptix in the tender offer, receipt of regulatory approvals and other customary closing conditions. The transaction is expected to close within the first half of 2011.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010

        The following describe the various types of entities within the Group:

/*/	Holding/Finance: This entity is a holding company and/or performs finance functions for the Group.
‹*›	Sales: This entity performs sales and marketing activities for the Group.
\*/	Production: This entity performs manufacturing and/or production activities for the Group.
/*\	Research: This entity performs research and development activities for the Group.

As at December 31, 2010	Share/paid-in capital(1)		Equity interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	61.3 m	100		‹*›		/*\
Sandoz S.A., Buenos Aires	ARS	71.8 m	100		‹*›	\*/
Alcon Laboratorios Argentina S.A., Buenos Aires	ARS	3.9 m	77		‹*›
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m	100		‹*›		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m	100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Melbourne, Victoria	AUD	7.6 m	100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m	100		‹*›		/*\
Alcon Laboratories (Australia) Pty Ltd., Frenchs Forest	AUD	2.6 m	77		‹*›
Austria
Novartis Austria GmbH, Vienna	EUR	1.0 m	100	/*/
Novartis Pharma GmbH, Vienna	EUR	1.1 m	100		‹*›
Sandoz GmbH, Kundl	EUR	32.7 m	100	/*/	‹*›	\*/	/*\
Novartis Animal Health GmbH, Kundl	EUR	37,000	100		‹*›
EBEWE Pharma Ges.m.b.H Nfg., Unterach am Attersee	EUR	1.0 m	100		‹*›	\*/	/*\
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m	60		‹*›	\*/
Belgium
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m	100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	19.2 m	100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m	100		‹*›
N.V. CIBA Vision Benelux S.A., Mechelen	EUR	62,000	100		‹*›
S.A. Alcon-Couvreur N.V., Puurs	EUR	362.1 m	77		‹*›	\*/
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30,000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	20,000	100	/*/	‹*›	\*/	/*\
Trinity River International Investments (Bermuda), Ltd. Hamilton	USD	12,000	77	/*/
Trinity River Insurance Co.Ltd., Hamilton	USD	370,000	77	/*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)			Equity interest %	Activities
Brazil
Novartis Biociências S.A., São Paulo	BRL	255.8 m		100	‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	190.0 m		100	‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m		100	‹*›	\*/
Alcon Laboratorios do Brasil Ltda., São Paulo	BRL	7.7 m		77	‹*›	\*/
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD	0	(2)	100	‹*›		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m		100	‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100	‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100	‹*›	\*/
Novartis Animal Health Canada Inc., Charlottetown	CAD	2		100	‹*›		/*\
Alcon Canada Inc., Mississauga	CAD	0	(2)	77	‹*›
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn		100	‹*›
Alcon Laboratorios Chile Limitada, Santiago	CLP	2.0 bn		77	‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY	132.1 m		100	‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200		100	‹*›
China Novartis Institutes for BioMedical Research Co. Ltd., Shanghai	USD	32.0 m		100			/*\
Suzhou Novartis Pharma Technology Co. Ltd., Changshu	USD	62.0 m		100		\*/
Shanghai Novartis Trading Ltd., Shanghai	CNY	20.3 m		100	‹*›
Shanghai Novartis Animal Health Co., Ltd., Shanghai	CNY	105.9 m		100	‹*›	\*/
Sandoz (China) Pharmaceutical Co., Ltd., Zhongshan	CNY	21.4 m		100	‹*›	\*/
Alcon (China) Ophthalmic Product Co., Ltd., Beijing	USD	2.2 m		77	‹*›	\*/
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	7.9 bn		100	‹*›	\*/
Laboratorios Alcon de Colombia S.A., Bogota	COP	20.9 m		77	‹*›
Croatia
Sandoz d.o.o., Zagreb	HRK	25.6 m		100	‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m		100	‹*›
Sandoz s.r.o., Prague	CZK	44.7 m		100	‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	14.0 m		100	‹*›
Sandoz A/S, Copenhagen	DKK	8.0 m		100	‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m		100	‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)		Equity interest %	Activities
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m	99			\*/
Finland
Novartis Finland Oy, Espoo	EUR	459,000	100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m	100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m	100		‹*›	\*/	/*\
Sandoz S.A.S., Levallois-Perret	EUR	5.0 m	100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m	100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900,000	100		‹*›	\*/
CIBA Vision S.A.S., Blagnac	EUR	1.8 m	100		‹*›
Laboratoires Alcon S.A., Rueil-Malmaison	EUR	12.6 m	77		‹*›	\*/
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Novartis Vaccines and Diagnostics GmbH, Marburg	EUR	5.0 m	100		‹*›	\*/	/*\
Jenahexal Pharma GmbH, Jena	EUR	260,000	100		‹*›	\*/	/*\
Sandoz International GmbH, Holzkirchen	EUR	100,000	100	/*/
Sandoz Pharmaceuticals GmbH, Holzkirchen	EUR	5.1 m	100		‹*›
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
Hexal AG, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/	/*\
Salutas Pharma GmbH, Barleben	EUR	42.1 m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	26,000	100		‹*›
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Tiergesundheit GmbH, Munich	EUR	256,000	100		‹*›
CIBA Vision Vertriebs GmbH, Grossostheim	EUR	2.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Alcon Pharma GmbH, Freiburg	EUR	511,292	77		‹*›
WaveLight GmbH, Erlangen	EUR	6.6 m	77			\*/
Gibraltar
Novista Insurance Limited, Gibraltar City	CHF	130.0 m	100	/*/

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)		Equity interest %	Activities
Great Britain
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m	100		‹*›	\*/	/*\
Novartis Vaccines and Diagnostics Limited, Frimley/Camberley	GBP	100	100			\*/
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m	100			\*/
Sandoz Limited, Bordon	GBP	2.0 m	100		‹*›
Novartis Consumer Health UK Limited, Horsham	GBP	25,000	100		‹*›	\*/
Novartis Animal Health UK Limited, Frimley/Camberley	GBP	100,000	100		‹*›		/*\
CIBA Vision (UK) Limited, Southampton	GBP	550,000	100		‹*›
Alcon Laboratories (UK) Limited, Hemel Hempstead	GBP	3.1 m	77		‹*›
Greece
Novartis (Hellas) S.A.C.I., Metamorphosis/Athens	EUR	14.6 m	100		‹*›
Alcon Laboratories Hellas Commercial & Industrial S.A., Maroussi	EUR	1.7 m	77		‹*›
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		‹*›
Sandoz Hungary Limited Liability Company, Budapest	HUF	4.0 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	76		‹*›	\*/
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Novartis Healthcare Private Limited, Mumbai	INR	60.0 m	100				/*\
Alcon Laboratories (India) Private Limited, Bangalore	INR	1.1 bn	77		‹*›
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/
Ireland
Novartis Ireland Limited, Dublin	EUR	25,000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/
Alcon Laboratories Ireland Limited, Cork	EUR	541,251	77			\*/
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Novartis Vaccines and Diagnostics S.r.l., Siena	EUR	41.5 m	100		‹*›	\*/	/*\
Sandoz S.p.A., Origgio	EUR	390,000	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Alcon Italia S.p.A., Milan	EUR	1.3 m	77		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)			Equity interest %	Activities
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m		100	/*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn		100		‹*›		/*\
Sandoz K.K., Tokyo	JPY	100.0 m		100		‹*›	\*/	/*\
Novartis Animal Health K.K., Tokyo	JPY	50.0 m		100		‹*›		/*\
CIBA Vision K.K., Tokyo	JPY	100.0 m		100		‹*›
Alcon Japan Ltd., Tokyo	JPY	0	(2)	77		‹*›
Luxembourg
Novartis Investments S.à r.l., Luxembourg-Ville	USD	2.6 bn		100	/*/
Novartis Finance S.A., Luxembourg-Ville	USD	100,000		100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m		100		‹*›
CIBA Vision Johor Sdn. Bhd., Gelang Patah	MYR	5.0 m		100			\*/
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m		100		‹*›	\*/
Sandoz S.A. de C.V., Mexico City	MXN	468.2 m		100		‹*›	\*/
Alcon Laboratorios, S.A. de C.V., Mexico City	MXN	5.9 m		77		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m		100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m		100		‹*›
Sandoz B.V., Almere	EUR	907,570		100		‹*›	\*/
Novartis Consumer Health B.V., Breda	EUR	23,830		100		‹*›	\*/
Alcon Nederland B.V., Gorinchem	EUR	18,151		77		‹*›
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820,000		100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m		100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	24.8 m		99		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Panama City	USD	10,000		100		‹*›
Peru
Novartis Biosciences Peru S.A., Lima	PEN	6.1 m		100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m		100		‹*›
Poland
Novartis Poland Sp. z o.o., Warsaw	PLN	44.2 m		100		‹*›
Lek S.A., Strykow	PLN	11.4 m		100		‹*›	\*/
Sandoz Polska Sp. Z.o.o., Warsaw	PLN	25.6 m		100		‹*›	\*/	/*\
Alcon Polska Sp. z o.o., Warsaw	PLN	750,000		77		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)		Equity interest %	Activities
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500,000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Sandoz Farmaceutica Lda., Sintra	EUR	5.0 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Lisbon	EUR	100,000	100		‹*›
Alcon Portugal-Produtos e Equipamentos Oftalmologicos Lda., Paco d'Arcos	EUR	4.5 m	77		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10,000	100			\*/
CIBA Vision Puerto Rico, Inc., Cidra	USD	1,000	100			\*/
Alcon (Puerto Rico) Inc., Catano	USD	100	77		‹*›
Romania
Sandoz S.R.L., Targu-Mures	RON	105.2 m	100		‹*›	\*/
Russian Federation
Novartis Pharma LLC, Moscow	RUR	20.0 m	100		‹*›
ZAO Sandoz, Moscow	RUR	57.4 m	100		‹*›
Novartis Consumer Health LLC, Moscow	RUR	60.0 m	100		‹*›
Alcon Farmacevtika LLC, Moscow	RUR	44.1 m	77		‹*›
Singapore
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd., Singapore Country	SGD	45.0 m	100			\*/
Novartis Asia Pacific Pharmaceuticals Pte Ltd., Singapore Country	SGD	1.0 m	100		‹*›
Novartis Institute for Tropical Diseases Pte Ltd., Singapore Country	SGD	2,004	100				/*\
CIBA Vision (Singapore) Pte Ltd, Singapore Country	SGD	400,000	100		‹*›
Novartis (Singapore) Pte Ltd, Singapore Country	SGD	100,000	100		‹*›		/*\
Alcon Singapore Manufacturing Pte Ltd., Singapore Country	SGD	1,000	77			\*/
Slovakia
Novartis Slovakia s.r.o., Bratislava	EUR	2.0 m	100		‹*›
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR	73.6 m	100	/*/	‹*›	\*/	/*\
Sandoz Pharmaceuticals d.d., Ljubljana	EUR	1.5 m	100		‹*›
South Africa
Novartis South Africa (Pty) Ltd., Kempton Park	ZAR	86.3 m	100		‹*›
Sandoz South Africa (Pty) Ltd, Kempton Park	ZAR	3.0 m	100		‹*›	\*/
Alcon Laboratories (South Africa) (Pty.) Ltd., Randburg	ZAR	201,820	77		‹*›
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Alcon Korea Ltd, Seoul	KRW	33.8 bn	77		‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)			Equity interest %		Activities
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m		100		/*/	‹*›	\*/
Novartis Vaccines and Diagnostics, S.L., Barcelona	EUR	675,450		100			‹*›
Sandoz Farmacéutica, S.A., Madrid	EUR	270,450		100			‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m		100			‹*›	\*/	/*\
Bexal Farmacéutica, S.A., Madrid	EUR	1.0 m		100			‹*›
Novartis Consumer Health, S.A., Barcelona	EUR	876,919		100			‹*›
CIBA Vision, S.A., Barcelona	EUR	1.4 m		100			‹*›
Alcon Cusi S.A., El Masnou	EUR	11.6 m		77			‹*›	\*/
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m		100		/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m		100			‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m		100			‹*›
Alcon Sverige AB, Bromma	SEK	100,000		77			‹*›
Switzerland
Novartis International AG, Basel	CHF	10.0 m		100		/*/
Novartis Holding AG, Basel	CHF	100.2 m		100		/*/
Novartis Research Foundation, Basel	CHF	29.3 m		100		/*/
Novartis Foundation for Management Development, Basel	CHF	100,000		100		/*/
Novartis Foundation for Employee Participation, Basel	CHF	100,000		100		/*/
Novartis Sanierungsstiftung, Basel	CHF	2.0 m		100		/*/
Roche Holding AG, Basel	CHF	160.0 m		33/6	(3)	/*/	‹*›	\*/	/*\
Alcon, Inc., Hünenberg	CHF	60.8 m		77		/*/
Novartis Pharma AG, Basel	CHF	350.0 m		100		/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m		100			‹*›
Novartis Pharma Schweizerhalle AG, Muttenz	CHF	18.9 m		100				\*/
Novartis Pharma Stein AG, Stein	CHF	251,000		100				\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m		100			‹*›		/*\
Novartis Vaccines and Diagnostics AG, Basel	CHF	800,000		100		/*/
Sandoz AG, Basel	CHF	5.0 m		100			‹*›		/*\
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100,000		100			‹*›
Novartis Consumer Health S.A., Nyon	CHF	30.0 m		100		/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250,000		100			‹*›		/*\
Novartis Animal Health AG, Basel	CHF	101,000		100		/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St. Aubin	CHF	250,000		100					/*\
CIBA Vision AG, Embrach	CHF	300,000		100		/*/	‹*›
Alcon Pharmaceuticals Ltd., Fribourg	CHF	200,000		77			‹*›
ESBATech, an Alcon Biomedical Research Unit GmbH, Schlieren	CHF	0	(2)	77					/*\
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m		100			‹*›	\*/
Alcon Pharmaceuticals Taiwan Ltd., Taipei	CHF	50,000		77			‹*›
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m		100			‹*›
Alcon Laboratories (Thailand) Ltd., Bangkok	THB	2.1 m		77			‹*›

Equity interest %	—	above 50% and up to 100% of the voting rights—fully consolidated
	—	above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
Shares without par value.

(3)
Percentage of total net income and equity attributable to Novartis.

m = million; bn = billion

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.   Principal Group subsidiaries and associated companies as at December 31, 2010 (Continued)

As at December 31, 2010	Share/paid-in capital(1)			Equity interest %	Activities
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m		100		‹*›	\*/
Sandoz Ilaç Sanayi ve Ticaret A.S., Istanbul	TRY	31.7 m		100		‹*›	\*/
Alcon Laboratuvarlari Ticaret A.S., Istanbul	TRY	25.2 m		77		‹*›
USA
Novartis Corporation, East Hanover, NJ	USD	72.2 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	1.7 bn		100	/*/
Novartis Capital Corporation, New York, NY	USD	1		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	1		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	21,000		100				/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	72,863		43				/*\
Novartis Vaccines and Diagnostics, Inc., Cambridge, MA	USD	3.0		100	/*/	‹*›	\*/	/*\
Sandoz Inc., Princeton, NJ	USD	25,000		100		‹*›	\*/	/*\
Eon Labs, Inc., Princeton, NJ	USD	1		100		‹*›	\*/
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Alcon Holdings Inc., Wilmington, DE	USD	10		77	/*/
Alcon Laboratories, Inc., Wilmington, DE	USD	1,000		77		‹*›
Alcon Refractive Horizons, LLC, Wilmington, DE	USD	10		77	/*/
Alcon Research, Ltd., Wilmington, DE	USD	10		77			\*/	/*\
Falcon Pharmaceuticals, Ltd., Wilmington, DE	USD	10		77		‹*›
Alcon LenSx, Inc., Wilmington, DE	USD	1		77			\*/	/*\
Venezuela
Novartis de Venezuela, S.A., Caracas	VEF	1.4 m		100		‹*›
Alcon Pharmaceutical, C.A., Caracas	VEF	100		77		‹*›

        In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries: Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, and Uruguay.

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