Form 20-F
period 2012-12-31
NOVARTIS AG
filed 2013-01-23
CIK 1114448

Use these links to rapidly review the document

Part III
NOVARTIS GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 23, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,420,620,174 shares

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

 USE OF CERTAIN TERMS

        In this Form 20-F, references to "US dollars" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs; references to the "United States" or to "US" are to the United States of America, references to the European Union (EU) are to the European Union and its 27 member states and references to "Americas" are to North, Central (including the Caribbean) and South America, unless the context otherwise requires; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration, references to "EMA" are to the European Medicines Agency, an agency of the EU, and references to the CHMP are to the EMA's Committee for Medicinal Products for Human Use; references to "ADS" or "ADSs" are to Novartis American Depositary Shares, and references to "ADR" or "ADRs" are to Novartis American Depositary Receipts; references to the NYSE are to the New York Stock Exchange, and references to the SIX are to the SIX Swiss Exchange. All product names appearing in italics are trademarks owned by or licensed to Group companies. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Group companies. You will find the words "we," "our," "us" and similar words or phrases in this Form 20-F. We use those words to comply with the requirement of the US Securities and Exchange Commission to use "plain English" in public documents like this Form 20-F. For the sake of clarification, each Group company is legally separate from all other Group companies and manages its business independently through its respective board of directors or other top local management body. No Group company operates the business of another Group company. Each executive identified in this Form 20-F reports directly to other executives of the Group company which employs the executive, or to that Group company's board of directors.

 FORWARD LOOKING STATEMENTS

        This Form 20-F contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which can be identified by terminology such as "planned," "expected," "will," "potential," "pipeline," "outlook," or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential outcomes of our efforts to improve the quality standards at any or all of our manufacturing sites; or regarding potential future sales or earnings of the Group or any of its divisions in the near- and long-term; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the Group will be successful in its efforts to improve the quality standards at any or all of our manufacturing sites, or that we will succeed in restoring or maintaining production at any particular sites. Neither can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results, either in the near-term or in the long-term. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing and quality issues, including the potential outcomes of our efforts at the Sandoz and Alcon sites that are subject to Warning Letters, and with respect to our efforts to restart production of products formerly produced at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the effects of the ongoing global financial and economic crisis, including the financial troubles in certain Eurozone countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties necessarily involved in long-term financial projections; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet. Some of these factors are discussed in more detail herein, including under "Item 3. Key Information—3.D. Risk factors," "Item 4. Information on the Company," and "Item 5. Operating and Financial Review and Prospects." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Form 20-F as anticipated, believed, estimated or expected. We provide the information in this 20-F as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward looking statements set out in this Form 20-F as a result of new information, future events or otherwise.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 are included in "Item 18. Financial Statements" in this Form 20-F.

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

	Year Ended December 31,
	2012	2011	2010	2009	2008
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales from continuing operations	56,673	58,566	50,624	44,267	41,459

Operating income from continuing operations	11,511	10,998	11,526	9,982	8,964
Income from associated companies	552	528	804	293	441
Interest expense	(724)	(751)	(692)	(551)	(290)
Other financial (expense)/income	(96)	(2)	64	198	384

Income before taxes from continuing operations	11,243	10,773	11,702	9,922	9,499
Taxes	(1,625)	(1,528)	(1,733)	(1,468)	(1,336)

Net income from continuing operations	9,618	9,245	9,969	8,454	8,163
Net income from discontinued operations					70

Group net income	9,618	9,245	9,969	8,454	8,233

Attributable to:
Shareholders of Novartis AG	9,505	9,113	9,794	8,400	8,195
Non-controlling interests	113	132	175	54	38
Operating income from discontinued operations					70
Basic earnings per share ($):
—Continuing operations	3.93	3.83	4.28	3.70	3.59
—Discontinued operations					0.03
—Total	3.93	3.83	4.28	3.70	3.62
Diluted earnings per share ($):
—Continuing operations	3.89	3.78	4.26	3.69	3.56
—Discontinued operations					0.03
—Total	3.89	3.78	4.26	3.69	3.59
Cash dividends(1)	6,030	5,368	4,486	3,941	3,345
Cash dividends per share in CHF(2)	2.30	2.25	2.20	2.10	2.00

(1)
Cash dividends represent cash payments in the applicable year that generally relates to earnings of the previous year.

(2)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2012 will be proposed to the Annual General Meeting on February 22, 2013 for approval.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments	8,119	5,075	8,134	17,449	6,117
Inventories	6,744	5,930	6,093	5,830	5,792
Other current assets	13,141	13,079	12,458	10,412	8,972
Non-current assets	96,212	93,412	96,633	61,814	57,418

Total assets	124,216	117,496	123,318	95,505	78,299

Trade accounts payable	5,593	4,989	4,788	4,012	3,395
Other current liabilities	18,458	18,159	19,870	15,458	13,109
Non-current liabilities	30,946	28,408	28,891	18,573	11,358

Total liabilities	54,997	51,556	53,549	38,043	27,862

Issued share capital and reserves attributable to shareholders of Novartis AG	69,093	65,844	63,196	57,387	50,288
Non-controlling interests	126	96	6,573	75	149

Total equity	69,219	65,940	69,769	57,462	50,437

Total liabilities and equity	124,216	117,496	123,318	95,505	78,299

Net assets	69,219	65,940	69,769	57,462	50,437
Outstanding share capital	909	895	832	825	820
Total outstanding shares (millions)	2,421	2,407	2,289	2,274	2,265

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Reuters/Bloomberg Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs.

Year Earned	Month and Year Paid	Total Dividend per share (CHF)	Total Dividend per share ($)
2008	February 2009	2.00	1.72
2009	March 2010	2.10	1.95
2010	March 2011	2.20	2.37
2011	March 2012	2.25	2.48
2012(1)	March 2013	2.30	2.51	(2)

(1)
Dividend to be proposed at the Annual General Meeting on February 22, 2013 and to be distributed March 1, 2013

(2)
Translated into US dollars at the 2012 Reuters/Bloomberg Market System December 31, 2012 rate of $1.09 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

 Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Reuters/Bloomberg Market System. The exchange rate in effect on January 17, 2013, as found on Reuters Market System, was CHF 1.00 = $1.07.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low	High
2008	0.94	0.93	0.82	1.02
2009	0.97	0.92	0.84	1.00
2010	1.06	0.96	0.86	1.07
2011	1.06	1.13	1.06	1.25
2012	1.09	1.07	1.02	1.12
Month
August 2012			1.02	1.05
September 2012			1.04	1.08
October 2012			1.06	1.08
November 2012			1.05	1.08
December 2012			1.07	1.10
January 2013 (through January 17, 2013)			1.07	1.10

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

        The products of our Pharmaceuticals and Alcon Divisions, as well as key products from our other divisions, are generally protected by patent rights, which are intended to provide us with exclusive rights to market the patented products. However, those patent rights are of varying strengths and durations. Loss of market exclusivity for one or more important products—including the loss of exclusivity on Diovan, our best-selling product, which began in the EU in 2011, and occurred in the US in 2012 and will continue in Japan in 2013—have had, and can be expected to continue to have a material adverse effect on our results of operations.

        The introduction of generic competition for a patented medicine typically results in a significant and rapid reduction in net sales and net income for the patented product because generic manufacturers typically offer their unpatented versions at sharply lower prices. Such competition can result from the regular expiration of the term of the patent. Such competition can also result from the entry of generic versions of another medicine in the same therapeutic class as one of our drugs, or in another competing therapeutic class, or from the compulsory licensing of our drugs by governments, or from a general weakening of intellectual property laws in certain countries around the world. In addition, generic manufacturers frequently take an aggressive approach to challenging patents, conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement, before final resolution of legal proceedings.

        We also rely in all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets and other confidential information, which we seek to protect through various measures including confidentiality agreements with licensees, employees, third-party collaborators, and consultants who may have access to such information. If these agreements are breached, our contractual remedies may not be adequate to cover any losses.

        Some of our best-selling products have begun or are about to face significant competition due to the end of market exclusivity resulting from the expiry of patent protection.

  •
  The patent on valsartan, the active ingredient of Diovan/Co-Diovan/Diovan HCT (high blood pressure), expired in the major countries of the EU in November 2011, and generic competitors have launched there. In addition, patent protection expired in the US in September 2012, and generic versions of Diovan HCT have launched in the US. Generic versions of Diovan monotherapy have not yet launched in the US but could potentially launch at any time. In addition, patent protection for Diovan is scheduled to expire in Japan in 2013, and 2016 for Co-Diovan (including patent term extensions). The active ingredient valsartan is also used in the single-pill combination therapies Exforge and Exforge HCT (high blood pressure). While market exclusivities for Exforge/Exforge HCT will remain in the EU and Japan due to regulatory exclusivities, there is a risk that generic manufacturers may circumvent regulatory exclusivity and gain approval of a combination valsartan-amlodipine product in Europe. In the US, under a license agreement with a generics manufacturer, the product is expected to face generic competition beginning in October 2014.

  •
  The patent on Femara (cancer) expired in 2011 in the US and in major European markets, and generic competitors have launched in those markets.

  •
  The patent on zoledronic acid, the active ingredient in Zometa (cancer), as well as in Reclast/Aclasta (osteoporosis), expired in 2012 in a limited number of smaller markets, and will expire in 2013 in the US and in other major markets. However, certain forms or uses of these products are covered by additional patents with later expiration dates in certain markets.

  •
  The patent on the active ingredient in Gleevec/Glivec (cancer) will expire in 2015 in the US, in 2016 in the major EU countries and 2014 in Japan, in each case including extensions. However, the product is protected by additional patents claiming innovative features of Gleevec/Glivec.

        For more information on the patent status of our Pharmaceuticals Division's products see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Intellectual Property" and "Item 18. Financial Statements—note 20".

        In 2013, the impact of generic competition on our net sales is expected to be as much as $3.5 billion. Because we typically have substantially reduced marketing and research and development expenses related to a product in its final year of exclusivity, it is expected that the loss of patent protection will have an impact on our operating income which can be expected to correspond to a significant portion of the product's lost sales. The magnitude of such an impact could depend on a number of factors, including: the time of year at which such exclusivity would be lost; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic competitor products approved, and whether, in the US, a single competitor is granted an exclusive marketing period; and the geographies in which generic competitor products are approved, including the strength of the market for generic pharmaceutical products in such geographies and the comparative profitability of branded pharmaceutical products in such geographies.

        Clearly, with respect to major products for which the patent terms are expiring, the loss of exclusivity of these products can be expected to have a material adverse effect on our business, financial condition and results of operations. In addition, should we unexpectedly lose exclusivity on additional products as a result of patent litigation or other reasons, this could also have a material adverse effect on our business, financial condition and results of operations, both due to the loss of revenue and earnings, and the difficulties in planning for such losses.

Our research and development efforts may not succeed in bringing new products to market, or to do so cost-efficiently enough, or in a manner sufficient to grow our business and replace lost revenues and income.

        Our ability to continue to grow our business and to replace sales lost due to the end of market exclusivity depends in significant part upon the success of our research and development activities in identifying, and successfully and cost-effectively developing new products that address unmet medical needs, are accepted by patients and physicians, and are reimbursed by payors. To accomplish this, we commit substantial effort, funds and other resources across all our divisions to research and development, both through our own dedicated resources and through various collaborations with third parties. Developing new healthcare products and bringing them to market, however, is a highly costly, lengthy and uncertain process. In spite of our significant investments, there can be no guarantee that our research and development activities will produce commercially viable new products that will enable us to grow our business and replace lost revenues and income.

        Using the products of our Pharmaceuticals Division as an example, the research and development process for a new pharmaceutical product can take up to 15 years, or even longer, from discovery to commercial product launch—and with a limited available patent life, the longer it takes to develop a product, the less time there will be for us to recoup our development costs. New products need not only undergo intensive preclinical and clinical testing, but also must be approved by means of highly complex, lengthy and expensive approval processes which can vary from country to country. During each stage, there is a substantial risk that we will encounter serious obstacles which will further delay us and add substantial expense, or that we will not achieve our goals and, accordingly, may be forced to abandon a product in which we have invested substantial amounts of time and money. Reasons for delays may include: failure of the product candidate in preclinical studies; difficulty enrolling patients in clinical trials or delays or clinical trial holds at clinical trial sites; delays in completing formulation and other testing and work necessary to support an application for regulatory approval; adverse reactions to the product candidate or indications or other safety concerns; insufficient clinical trial data to support the safety or efficacy of the product candidate; an inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-effective manner; and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured. In addition, FDA and other governmental health authorities have recently begun to intensify their scrutiny of pharmaceutical companies' clinical development activities, both with respect to compliance with regulations related to the conduct of clinical trials, and with respect to their interpretations of the clinical trial requirements necessary to support a product submission. This has added to the obstacles and costs we face in bringing new products to market.

        Our other divisions face similar challenges in developing and bringing to market new products. Alcon's Ophthalmic Pharmaceuticals products, Vaccines and Diagnostics' Vaccine products, and Animal Health products all must be developed and approved in accordance with essentially the same processes as faced by our Pharmaceuticals Division. Nearly all of our other products face similarly difficult development and approval processes. At Alcon, management has announced plans to make significant investments in research and development in the coming years to develop new eyecare products to replace sales lost to generic competition and to grow its business. Vaccines and Diagnostics has, and continues to expend considerable time and resources to fully develop and bring to market new vaccines, including two, Menveo and Bexsero, to combat different strains of meningococcal disease in patients of a wide range of age groups. Our Animal Health Division seeks to bring new products to market from time to time. If these efforts do not bear significant fruit, they could have a material adverse effect on the medium to long-term success of the divisions, and of the Group as a whole.

        In addition, our Sandoz Division has made, and expects to continue to make, significant investments in the development of differentiated, "difficult-to-make" generic products, including biotechnology-based, "biologic" medicines intended for sale as bioequivalent or "biosimilar" generic versions of currently-marketed biotechnology products. While the development of such products can be significantly less costly and complex than the development of the equivalent originator medicines, it can often be significantly more costly and complex than for non-differentiated generic products. In addition, to date, many countries do not yet have an established legislative or regulatory pathway which would permit biosimilars to be brought to market or sold in a manner in which the biosimilar product would be readily substitutable for the originator product. Significant difficulties in the development of differentiated products, further delays in the development of such regulatory pathways, or any significant impediments that may ultimately be built into such pathways, could put at risk the significant investments that Sandoz has made, and will continue to make, in the development of differentiated products in general, and in its biotechnology operations in particular, and could have a material adverse effect on the long-term success of the Sandoz Division and the Group as a whole.

        If we are unable to cost-effectively maintain an adequate flow of successful new products and new indications for existing products sufficient to cover our substantial research and development costs and the decline in sales of older products that either become subject to generic competition (including the significant number of important products which have begun, and will continue to face generic competition in the near future), or are displaced by competing products or therapies, this could have a material adverse effect on our business, financial condition or results of operations. For a description of the approval processes which must be followed to market our products, see the sections headed "Regulation" included in the descriptions of our four operating divisions under "Item 4. Information on the Company—Item 4.B Business Overview."

Increasing regulatory scrutiny of drug safety and efficacy has and is likely to continue to adversely affect us.

        Following a series of widely publicized issues in recent years, health regulators are increasingly focusing on product safety. The Obama Administration has publicly emphasized the importance of enforcing US drug safety regulations. In addition, governmental authorities around the world have paid increased attention to the risk/benefit profile of pharmaceutical products with an increasing emphasis on product safety and on examining whether new products offer a significant benefit over older products in the same therapeutic class. These developments have led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials, and for more detailed analyses of the trials. As a result, the already lengthy and expensive process of obtaining regulatory approvals for pharmaceutical products has become even more challenging.

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

        Like our industry peers, we have been required by health authorities to conduct additional clinical trials, and to submit additional analyses of our data in order to obtain product approvals or reimbursement by government or private payors. We have had REMS and other such requirements imposed as a condition of approval of our new drugs. By increasing the costs of, and causing delays in obtaining approvals, and by creating an increased risk that products either will not be approved, or will be removed from the market after previously having been approved, these regulatory developments have had, and can be expected to continue to have, a material adverse effect on our business, financial condition and results of operations.

Our business is increasingly affected by pressures on pricing for our products.

        The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the recent global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the US. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. These ongoing pressures affect all of our businesses that rely on reimbursement—including Pharmaceuticals, Alcon, Sandoz and Vaccines and Diagnostics—and involve government-imposed industry-wide price reductions, mandatory pricing systems, reference pricing systems, payors limiting access to innovative medicines based on cost-benefit analyses, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs for the patented equivalent, and growing pressure on physicians to reduce the prescribing of patented prescription medicines. Such initiatives include the 2010 enactment of healthcare reform in the US, its implementation, and ongoing efforts by the US Government to find additional savings from government healthcare programs.

        As a result of such measures, we faced downward pricing pressures on our patented and generic drugs in many countries in 2012. For example, in November 2012, the UK's National Institute for Health and Clinical Excellence (NICE) recommended that the UK National Health Service cease funding the use of our product Xolair to treat asthma, on cost-effectiveness grounds, despite a prior 2007 finding by NICE that use of Xolair was cost-effective. Similarly, in November 2011, NICE declined on cost-effectiveness grounds to recommend National Health Service funding of the use of our product Lucentis to treat diabetic macular edema, despite the product's having been approved by the relevant health authorities for the indication. Subsequently, in October 2012, NICE reversed its decision, recommending that Lucentis be reimbursed for a limited subset of patients with this condition, but only after we offered NICE a significant discount on pricing. Similarly, depending on the outcome of recently initiated preliminary court proceedings, a German government agency, the Institut für Qualität und Wirtschaftlichkeit im Gesundheitswesen (IQWiG), may shortly begin a Health Technology Assessment of our products Galvus and Eucreas for Type 2 Diabetes, which can be a step towards a request that we significantly reduce the prices at which we sell the products. In China, the National Development and Reform Commission imposed a price cut on our Oncology product Femara. In the US, under the Affordable Care Act, there is a newly created entity, the Independent Payment Advisory Board, which has been granted unprecedented authority to implement broad actions to reduce future costs of the Medicare program. This could include required prescription drug discounts or rebates.

        We expect these efforts to control costs to continue in 2013 as healthcare payors around the globe, including government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price cuts. For more information on price controls and on our challenging business environment see "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Price Controls."

Failure to comply with law, and resulting legal proceedings may have a significant negative effect on our results of operations.

        We are obligated to comply with the laws of the approximately 140 countries in which we sell products, covering an extremely wide range of activities. To that end, we have a significant global compliance with law program in place. Nonetheless, despite our efforts, any failure to comply with law could lead to substantial liabilities that may not be covered by insurance, and could affect our business and reputation.

        In particular, in recent years, there has been a trend of increasing government investigations and litigations against companies operating in the industries of which we are a part, both in the US and in an increasing number of countries around the world. A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including proceedings regarding product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, and intellectual property matters. Such proceedings are inherently unpredictable, and large judgments sometimes occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

        In addition, governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, insider trading, antitrust, trade restrictions, embargo legislation and data privacy. Responding to such investigations is costly, and requires an increasing amount of management's time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to litigation. These factors have contributed to recent decisions by us and other companies in our industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities. These settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Our businesses are currently subject to a number of these governmental investigations and information requests by regulatory authorities. See "Item 18. Financial Statements—note 20."

        In addition, our Sandoz Division may, from time to time, seek approval to market a generic version of a product before the expiration of patents claimed by the marketer of the patented product. We do this in cases where we believe that the relevant patents are invalid, unenforceable, or would not be infringed by our generic product. As a result, affiliates of our Sandoz Division frequently face patent litigation, and in certain circumstances, we may elect to market a generic product even though patent infringement actions are still pending. Should we elect to proceed in this manner and conduct a "launch at risk," we could face substantial damages if the final court decision is adverse to us.

        Adverse judgments or settlements in any of the significant investigations or cases against us could have a material adverse effect on our business, financial condition and results of operations.

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

        The products we market and sell are either manufactured at our own dedicated manufacturing facilities or by third parties. In either case, we must ensure that all manufacturing processes comply with current Good Manufacturing Practices (cGMP) and other applicable regulations, as well as with our own high quality standards. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA, and such health authorities continue to intensify their scrutiny of manufacturers' compliance with such requirements. If we or our third-party suppliers fail to comply fully with these requirements then we could be required to shut down our production facilities or production lines. This could lead to product shortages, or to our being entirely unable to supply products to patients for an extended period of time. And such shortages or shut downs have led to and could continue to lead to significant losses of sales revenue and to potential third-party litigation. In addition, health authorities have in some cases imposed significant penalties for such failures to comply with cGMP. A failure to comply fully with cGMP could also lead to a delay in the approval of new products to be manufactured at the impacted site.

        Like our competitors, we have faced, and continue to face, significant manufacturing issues. For example, in November 2011, we received a Warning Letter from the FDA with respect to three of our Sandoz Division's facilities—in Broomfield, Colorado, Wilson, North Carolina, and Boucherville, Canada. The Warning Letter raised concerns regarding these facilities' compliance with FDA cGMP regulations. It stated that until the FDA confirms that the deficiencies have been corrected, the FDA can recommend disapproval of any pending applications or supplements listing Novartis affiliates as a drug manufacturer. In addition, FDA may refuse requests to issue export certificates to our Sandoz US affiliate, or import certificates to our Sandoz Canada affiliates. The letter further states that other federal agencies may take the Warning Letter into account when considering the award of contracts. In the fourth quarter of 2012, Sandoz announced that the FDA upgraded the compliance status of its Broomfield, Colorado site. The division is on track to meet its remediation commitments for the other two sites as well.

        In addition, in December 2011, we suspended operations and shipments from the OTC Division facility located at Lincoln, Nebraska, which also produces certain products for our Animal Health Division. This action was taken to accelerate maintenance and other improvement activities at the site. Subsequently, in January 2012, we recalled certain OTC Division products that were produced at the Lincoln facility. We made progress in 2012 in the remediation of quality issues at Lincoln, and have outsourced the production of certain Lincoln products. However, as of the date of this Form 20-F, it is not possible to determine when the plant will resume significant operations.

        In December 2012, our Alcon Division received an FDA Warning Letter following an inspection at the LenSx laser manufacturing site in Aliso Viejo, California. Alcon has responded in writing to the FDA and is committed to addressing these observations and collaborating with the Agency to ensure that they are fully resolved. The items noted in the Warning Letter do not affect the safety or effectiveness of the LenSx laser, or impact our ability to sell the product.

        As a result of such manufacturing issues, we have suffered and may continue to suffer significant losses in sales and market share. In addition, we have been required to expend considerable resources on the remediation of the issues at these sites. Should we fail to complete the planned improvements at the sites in agreement with the FDA in a timely manner, then we may suffer significant additional losses in sales and drainage of resources, and we could be subject to legal action without further notice including, without limitation, seizure and injunction.

        In addition, we currently have several other manufacturing sites which are being upgraded to address advances in technology, improve quality, and assure consistency of product supply, either at our own initiative, or in accordance with commitments to FDA and other health authorities around the world. Such efforts have required us to make significant investments in our production facilities. Ultimately, there can be no guarantee of the outcome of any of these matters. Nor can there be any guarantee that we will not face similar such issues in the future, or that we will successfully manage such issues when they arise.

        In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply. In particular, a significant portion of our portfolio, including products from our Pharmaceuticals, Vaccines and Diagnostics, and Sandoz Divisions, are "biologic" products. Unlike traditional "small-molecule" drugs, biologic drugs or other biologic-based products cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic-based products which meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to batch failures or recalls. In addition, because the production process is based on living plant or animal micro-organisms, the process could be affected by contaminants which could impact those micro-organisms. As a result, the inherent fragility of certain of our raw material supplies and production processes may cause the production of one or more of our products to be disrupted, potentially for extended periods of time.

        Also as part of the Group's portfolio of products, we have a number of sterile products, including oncology products, which are considered to be technically complex to manufacture, and require strict environmental controls. Because the production process for such products is so complex and sensitive, the chance of production failures and lengthy supply interruptions is increased.

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

        Many of the world's largest economies and financial institutions continue to be impacted by the ongoing global economic and financial crisis, with some continuing to face financial difficulty, a decline in asset prices, liquidity problems and limited availability of credit. It is uncertain how long these effects will last, or whether economic and financial trends will worsen or improve. Such uncertain economic times may have a material adverse effect on our revenues, results of operations, financial condition and, if circumstances worsen, our ability to raise capital at reasonable rates. For example, the ongoing debt crisis in certain countries in Europe has increased pressures on those countries, and on payors in those countries to force healthcare companies to decrease the prices at which we may sell them our products. See also "Item 4. Information on the Company—Item 4.B Business Overview—Pharmaceuticals—Price Controls." The debt crisis has also given rise to concerns that some countries may not be able to pay us for our products at all. This situation could further deteriorate as a result of potential developments in countries of key concern such as Greece, Italy, Portugal and Spain, each of which continues to face significant concerns regarding its ability to repay its sovereign debt obligations.

        Current economic conditions may adversely affect the ability of our distributors, customers, suppliers and service providers to obtain the liquidity required to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us, which could disrupt our operations, and could negatively impact our business and cash flow. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner, or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to sovereign risk from business interactions directly with fiscally-challenged government payers. See also "—Our reliance on third parties for the performance of key business functions heightens the risks faced by our businesses" below.

        In addition, the varying effects of difficult economic times on the economies, currencies and financial markets of different countries has impacted, and may continue to unpredictably impact, the conversion of our operating results into our reporting currency, the US dollar, as well as the value of our investments in our pension plans. See "—Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets," below, and "—If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as our pension-related costs in the future," below. In addition, the financial crisis may also result in a lower return on our financial investments, and a lower value on some of our assets. Alternately, the financial crisis may lead to inflation, which could lead to higher interest rates, which would increase our costs of raising capital.

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

        At the same time, significant changes and volatility in the financial markets, in the consumer and business environment, in the competitive landscape and in the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook which we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, based on then-current conditions, there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        In the past year, the US dollar, our reporting currency, has significantly increased in value against other world currencies. However, in the prior year, the US dollar suffered significant decreases in value. In addition, in recent years, unresolved fiscal issues in the US and in many European economies, and investor concerns about the future of the Euro, have led to the flight of investor capital to the perceived safety of the Swiss franc, causing the Swiss franc to rise significantly in value. Because a significant portion of our earnings and expenditures are in currencies other than the US dollar, including expenditures in Swiss francs which are significantly higher than our revenues in Swiss francs, this volatility can have a significant and often unpredictable impact on our reported net sales and earnings. In 2012, 36% of our net sales were made in US dollars, 25% in euros, 9% in Japanese yen, 2% in Swiss francs and 28% in other currencies. During the same period, 39% of our expenses arose in US dollars, 25% in euros, 13% in Swiss francs, 5% in Japanese yen and 18% in other currencies. As has happened in the recent past, changes in exchange rates between the US dollar and other currencies can result in increases or decreases in our sales, costs and earnings as expressed in US dollars. Fluctuations in exchange rates between the US dollar and other currencies may also affect the reported value of our assets measured in US dollars and the components of shareholders' equity. In addition, there is a risk that certain countries could devalue their currency. If this occurs then it could impact the effective prices we would be able to charge for our products and also have an adverse impact on both our consolidated income statement and currency translation adjustments included in our consolidated equity. For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5.A Operating Results—Effects of Currency Fluctuations" and "Item 18. Financial Statements—note 16."

We may not successfully complete and integrate strategic acquisitions to expand or complement our business.

        As part of our growth strategy, we evaluate and pursue strategic business acquisitions to expand or complement our business. Such ventures may bring new products or services, increased market share or new customers to our prominent position in the healthcare industry. We cannot ensure that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, governmental regulation (including market concentration limitations) and replacement product developments in our industry. Further, after an acquisition, successful integration of the venture can be complicated by corporate cultural differences, difficulties in retention of key personnel, customers and suppliers, and coordination with other products and processes. Also, acquisitions could divert management's attention from our existing business, and could result in liabilities being incurred that were not known at the time of acquisition or the creation of tax or accounting issues. If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise not realize the intended benefits of any acquisition.

An increasing amount of intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily due to acquisitions. As a result, impairment testing could lead to material impairment charges in the future.

        We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill, acquired research and development, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2012, for example, we recorded intangible asset impairment charges of $286 million. These relate to impairment charges of $211 million for various impairment charges in the Pharmaceuticals Division and $75 million in all other divisions. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the increasing impact of impairment charges on our results of operations, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Long-Lived Intangible and Tangible Assets" and "Item 18. Financial Statements—note 11."

Our indebtedness could adversely affect our operations.

        As of December 31, 2012 we had $13.8 billion of non-current financial debt and $5.9 billion of current financial debt. Our current and future debt requires us to dedicate a portion of our cash flow to service interest and principal payments and may limit our ability to engage in other transactions and otherwise may place us at a competitive disadvantage to our competitors that have less debt. We may have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

Our reliance on outsourcing and third parties for the performance of key business functions heightens the risks faced by our businesses.

        We invest a significant amount of effort and resources into outsourcing and offshoring certain key business functions with third parties, including research and development collaborations, manufacturing operations, warehousing, distribution activities, certain finance functions, marketing activities, data management and others. Despite contractual relationships with the third parties to whom we outsource these functions, we cannot ultimately control how they perform their contracts. Nonetheless, we depend on these third parties to achieve results which may be significant to us. If the third parties fail to meet their obligations or to comply with the law, we may lose our investment in the collaborations and fail to receive the expected benefits. In addition, should any of these third parties fail to comply with the law in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law, as well. Any such failures by third parties could have a material adverse effect on our business, financial condition or results of operations.

        In particular, in many countries, including many less-developed markets, we rely heavily on third party distributors and other agents for the marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to those within our organization. Some of these countries are plagued by corruption. If our efforts to screen our third party agents and detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our reputation and on our business, financial condition or results of operations.

We may not be able to realize the expected benefits of our significant investments in Emerging Growth Markets.

        At a time of slowing growth in sales of healthcare products in industrialized countries, many emerging markets have experienced comparatively strong economies, leading to proportionately higher growth and an increasing contribution to the industry's global performance. In 2012, we generated $13.8 billion, or approximately 24% (2011: 24%) of net sales from Emerging Growth Markets—which include all markets except the Established Markets of the US, Canada, Western Europe, Australia, New Zealand and Japan—as compared with $42.8 billion, or approximately 76% (2011: 76%) of our net sales, in the Established Markets. However, combined net sales in the Emerging Growth Markets grew 5.9% in constant currency in 2012, compared to -1.7% sales growth in constant currency in the Established Markets during the same period. As a result of this trend, we have been taking steps to increase our presence in the Emerging Growth Markets. For example, in order to bolster our ability to recruit and train commercial associates in China, we have created the Novartis China University to systematically train all Novartis commercial associates in the science of the Novartis medicines for which they are responsible. In Russia, we are working with the Yaroslavl region northeast of Moscow, and have established a new Regional Hypertension Center and a public education campaign. Three pilot sites now offer hypertension intervention tools. In addition, we are also focusing our efforts on Africa, where we expect rising demand for healthcare.

        There is no guarantee that our efforts to expand our sales in these countries will succeed, or that these countries will continue to experience growth rates in excess of the world's largest markets. Some Emerging Growth Market countries may be especially vulnerable to the effects of the ongoing global financial crisis, or may have very limited resources to spend on healthcare. See "—The continuing economic and financial crisis may have a material adverse effect on our results" above. Many of these countries have a relatively limited number of persons with the skills and training suitable for employment at an enterprise such as ours. See "—An inability to attract and retain qualified personnel could adversely affect our business" below. In some Emerging Growth Market countries, a culture of compliance with law may not be as fully developed as in the Established Markets, or we may be required to rely on third-party agents, in either case putting us at risk of liability. See "—Legal proceedings may have a significant negative effect on our results of operations," and "—Our reliance on outsourcing and third parties for the performance of key business functions heightens the risks faced by our businesses," above.

        In addition, many of these countries have currencies that may fluctuate substantially. If these currencies devalue significantly against the US dollar, and we cannot offset the devaluations with price increases, then our products may become less profitable.

        For all these reasons, our sales to Emerging Growth Markets carry significant risks. A failure to continue to expand our business in Emerging Growth Markets could have a material adverse effect on our business, financial condition or results of operations.

Failure to obtain marketing exclusivity periods for new generic products, or to develop differentiated products, as well as intense competition from patented and generic pharmaceuticals companies, may have an adverse effect on the success of our Sandoz Division.

        Our Sandoz Division achieves significant revenue opportunities when it secures and maintains exclusivity periods granted for generic products in certain markets—particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act—and when it is able to develop differentiated products with few, if any, generic competitors. Failure to obtain and maintain these market opportunities could have an adverse effect on the success of Sandoz. In addition, the division faces intense competition from patented pharmaceuticals companies, which commonly take aggressive steps to limit the availability of exclusivity periods or to reduce their value, and from other generic pharmaceuticals companies, which aggressively compete for exclusivity periods and for market share of generic products which may be identical to certain of our generic products. These activities may increase the costs and risks associated with our efforts to introduce generic products and may delay or entirely prevent their introduction. See also "—Our research and development efforts may not succeed in bringing new products to market, or to do so cost-efficiently enough, or in a manner sufficient to grow our business and replaced lost revenues and income" above, with regard to the risks involved in our efforts to develop differentiated generic products.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our current and former associates. We are required to make significant assumptions and estimates about future events in calculating the present value of expected future expense and liability related to these plans. These include assumptions about discount rates we apply to estimated future liabilities and rates of future compensation increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates. Assumptions and estimates used by Novartis may differ materially from the actual results we experience due to changing market and economic conditions (including the effects of the ongoing global economic and debt crisis, which, to date, have resulted in extremely low interest rates), higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, a decrease in the discount rate we apply in determining the present value of expected future obligations of one-quarter of one percent would have increased our year-end defined benefit obligation by $838 million. Any differences between our assumptions and estimates and our actual experience could have a material effect on our results of operations and financial condition. Further, additional employer contributions might be required if the funding level determined based on local rules falls below a pre-determined level. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Retirement and

other post-employment plans" and "Item 18. Financial Statements—note 25". See also "—The continuing economic and financial crisis may have a material adverse effect on our results" above.

Changes in tax laws or their application could adversely affect our results of operations.

        The integrated nature of our worldwide operations enables us to achieve an attractive effective tax rate on our earnings because a portion of our earnings are earned in jurisdictions which tax profits at more favorable rates. Changes in tax laws or in the laws' application, including with respect to tax base or rate, transfer pricing, intercompany dividends and cross-border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could increase our effective tax rate and adversely affect our financial results.

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

Counterfeit versions of our products could harm our patients and reputation.

        Our industry has been increasingly challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet. Counterfeit products are frequently unsafe or ineffective, and can be potentially life-threatening. To distributors and patients, counterfeit products may be visually indistinguishable from the authentic version. Reports of adverse reactions to counterfeit drugs or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours. Additionally, it is possible that adverse events caused by unsafe counterfeit products would mistakenly be attributed to the authentic product. If a product of ours was the subject of counterfeits, we could incur substantial reputational and financial harm in the longer term.

Ongoing consolidation among our distributors may increase both the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, a significant portion of our global sales are made to a relatively small number of US drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally are all in the US, and accounted for approximately 10%, 9% and 8%, respectively, of Group net sales in 2012. The largest trade receivables outstanding were for these three customers, amounting to 8%, 7% and 6%, respectively, of the Group's trade receivables at December 31, 2012. The trend has been toward further consolidation among our distributors, especially in the US. As a result, our distributors are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past. This could have a material adverse effect on our business, financial condition and results of operations.

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

        In addition, our ability to hire qualified personnel also depends on the flexibility to reward superior performance and to pay competitive compensation. Laws and regulations on executive compensation, including legislative proposals in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel.

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

        Novartis and our associates are increasingly relying on social media tools and mobile technologies as a means of communications. To the extent that we seek as a company to use these tools as a means to communicate about our products or about the diseases our products are intended to treat, there are significant uncertainties as to the rules that apply to such communications, and as to the interpretations that health authorities will apply to the rules that exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of social media and mobile technologies for such purposes may cause us to nonetheless be found in violation of them. In addition, because of the universal availability of social media tools and mobile technologies, our associates may use them in ways that may not be sanctioned by the company, and which may give rise to liability, or which could lead to the loss of trade secrets or other intellectual property, or could lead to the public exposure of personal information (including sensitive personal information) of our employees, clinical trial patients, customers and others. Such uses of social media and mobile technologies could have a material adverse effect on our business, reputation, financial condition and results of operations.

Climate change and earthquakes could adversely affect our business.

        In recent years, extreme weather events and changing weather patterns such as storms, flooding, drought, and temperature changes, appear to have become more common. We operate in countries around the world. As a result, we are potentially exposed to varying risks as a result of these weather patterns. These risks include: (i) a potential reduction in ice and snow cover, potentially leading to a reduced availability of cooling water for our facilities in Europe; (ii) potential changes in precipitation extremes and droughts, potentially leading to flooding, which may affect sites in Europe, China and India, while drought may affect sites in the UK, India and Australia; (iii) potentially rising sea levels, which could affect sites in Singapore, Shanghai and Bangladesh; (iv) potential tropical cyclones, which could affect operations in the US and Asia; (v) potential changes in the availability of natural resources, which could affect, among other things, the availability of biological ingredients for our products, and the generation of electricity in countries heavily dependent upon hydro-electricity. As a result of these and other potential impacts of climate change on the environment, our business, financial condition and results of operations could be put at risk.

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

        Our American Depositary Shares (ADSs) trade on the New York Stock Exchange (NYSE) in US dollars. Since the shares underlying the ADSs are listed in Switzerland on the SIX Swiss Exchange (SIX) and trade in Swiss francs, the value of the ADSs may be affected by fluctuations in the US dollar/Swiss franc exchange rate. In addition, since dividends that we may declare will be denominated in Swiss francs, exchange rate fluctuations will affect the US dollar equivalent of dividends received by holders of ADSs. If the value of the Swiss franc decreases against the US dollar, the price at which our ADSs trade may—and the value of the US dollar equivalent of any dividend will—decrease accordingly.

Holders of ADSs may not be able to exercise preemptive rights attached to shares underlying ADSs.

        Under Swiss law, shareholders have preemptive rights to subscribe for issuances of new shares on a pro rata basis. Shareholders may waive their preemptive rights in respect of any offering at a general meeting of shareholders. Preemptive rights, if not previously waived, are transferable during the subscription period relating to a particular offering of shares and may be quoted on the SIX. US holders of ADSs may not be able to exercise the preemptive rights attached to the shares underlying their ADSs unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights and the related shares, or an exemption from this registration requirement is available. In deciding whether to file such a registration statement, we would evaluate the related costs and potential liabilities, as well as the benefits of enabling the exercise by ADS holders of the preemptive rights associated with the shares underlying their ADSs. We cannot guarantee that a registration statement would be filed, or, if filed, that it would be declared effective. If preemptive rights could not be exercised by an ADS holder, JPMorgan Chase Bank, N.A., as depositary, would, if possible, sell the holder's preemptive rights and distribute the net proceeds of the sale to the holder. If the depositary determines, in its discretion, that the rights could not be sold, the depositary might allow such rights to lapse. In either case, the interest of ADS holders in Novartis would be diluted and, if the depositary allowed rights to lapse, holders of ADSs would not realize any value from the preemptive rights.

Item 4.    Information on the Company

4.A History and Development of Novartis

Novartis AG

        Novartis AG was incorporated on February 29, 1996 under the laws of Switzerland as a stock corporation (Aktiengesellschaft) with an indefinite duration. On December 20, 1996, our predecessor companies, Ciba-Geigy AG and Sandoz AG, merged into this new entity, creating Novartis. We are domiciled in and governed by the laws of Switzerland. Our registered office is located at the following address:

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel, Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        Novartis is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies. For a list of our significant operating subsidiaries, see "Item 18. Financial Statements—note 31."

Important Corporate Developments 2010-January 2013

2013
January
Novartis announces that, at his own wish, Novartis AG Chairman of the Board of Directors Daniel Vasella, M.D. will not stand for re-election as a member of the Board of Directors at the Annual General Meeting to be held on February 22, 2013. The Board of Directors proposes the election of, among others, Joerg Reinhardt, Ph.D. as a member of the Board for a term of office beginning on August 1, 2013 and ending on the day of the Annual General Meeting in 2016. The Board intends to elect Joerg Reinhardt as Chairman of the Board of Directors as from August 1, 2013. From February 22, 2013 until the designation of a new Chairman, the Board of Directors intends to elect its current Vice-Chairman, Ulrich Lehner, Ph.D., as Chairman of the Board of Directors.
2012
September	Novartis successfully completes a $2.0 billion bond offering in two tranches.
August
Novartis and the University of Pennsylvania (Penn) form a broad-based Research & Development alliance to advance novel T-cell immunotherapies to treat cancer. Novartis and Penn enter into a multi-year collaboration to study chimeric antigen receptor (CAR) technology for the treatment of cancer. The parties establish a joint Center for Advanced Cellular Therapies at Penn to develop and manufacture CARs. Novartis licenses worldwide rights to the first CAR investigational therapy, CART-19, from Penn, and obtains worldwide commercial rights to products from the collaboration. Novartis will provide an up-front payment to Penn, research funding, funding for the establishment of the CACT and milestone payments for the achievement of certain clinical, regulatory and commercial milestones and royalty payments.
May
Sandoz announces an agreement to acquire Fougera Pharmaceuticals, based in Melville, New York, for $1.525 billion, to make Sandoz the number one generic dermatology medicines company globally and in the US, and to strengthen Sandoz's differentiated products strategy. The acquisition was completed in July 2012.
March
Alcon gains exclusive rights outside the US to ocriplasmin, a potential first pharmacological treatment for vitreomacular adhesion. Alcon pays ThromboGenics an upfront payment of EUR 75 million, with potential additional payments based on milestones, and on royalties on sales.
January
Novartis extends its commitment to help achieve the final elimination of leprosy. Our new five-year commitment includes a donation of treatments worth an estimated $22.5 million, and is expected to reach an estimated 850,000 patients. Novartis will also intensify efforts to build a multi-stakeholder initiative in a final push against leprosy. We have a long history in fighting leprosy, donating medicines and developing programs to support patients, valued at more than $100 million since 1986.

Novartis announces the restructuring of its US Pharmaceuticals business to strengthen its competitive position in light of the loss of patent protection for Diovan and the expected impact on the worldwide sales of Tekturna/Rasilez after the termination of the ALTITUDE study. The restructuring of the US General Medicines business results in a reduction of 1,960 positions and leads to an exceptional charge of $160 million in the first quarter of 2012 and to expected annual savings of approximately $450 million by 2013.

2011
December
Following the seventh interim review of data from the ALTITUDE study with Tekturna/Rasilez (aliskiren), Novartis decided to terminate the trial based on the recommendation of the independent Data Monitoring Committee (DMC) overseeing the study. The DMC concluded that patients were unlikely to benefit from treatment on top of standard anti-hypertensive medicines, and identified higher adverse events in patients receiving Tekturna/Rasilez in addition to standard of care in the trial. Novartis has written to healthcare professionals worldwide recommending that hypertensive patients with diabetes should not be treated with Tekturna/Rasilez, or combination products containing aliskiren, if they are also receiving an angiotensin-converting enzyme (ACE) inhibitors or an angiotensin receptor blocker (ARB). As an additional precautionary measure, Novartis has ceased promotion of Tekturna/Rasilez-based products for use in combination with an ACE or ARB. A reassessment of the future sales potential of Tekturna/Rasilez in light of the ALTITUDE results has led to an exceptional charge of approximately $900 million (of which approximately $800 million are non-cash) to be recognized in the fourth quarter of 2011. The charge comprises impairments to intangible and manufacturing assets and excess inventory together with trial wind down and other exit costs. The accounting charge is triggered by lower sales expectations and does not seek to anticipate the results of our ongoing discussions with health authorities concerning Tekturna/Rasilez.

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
Novartis sells global rights to Elidel®, a medicine to treat atopic dermatitis, for $420 million to Meda.
March	Novartis completes acquisition of majority stake in Zhejiang Tianyuan vaccines company in China. The total amount paid for the 85% interest was $194 million, excluding $39 million of cash acquired.

January	Novartis announces agreement to acquire Genoptix, Inc. in an all cash tender offer. The acquisition, which was completed in March, of 100% of the shares of Genoptix totaled $458 million, excluding the $24 million of cash acquired. Genoptix laboratory service offerings are expected to provide a strategic fit with our diagnostics activities, and to complement our internal capabilities aimed at improving health outcomes by advancing individualized treatment programs.
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
October
Novartis discontinues development of two investigational compounds: albinterferon alfa-2b for hepatitis C and Mycograb for invasive candidiasis, resulting in impairment and other charges of approximately $584 million.
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
April	Sandoz announces the acquisition of Oriel Therapeutics. The transaction closed in June, gaining rights to a portfolio of respiratory products targeting asthma and COPD.
March	Novartis successfully completes a $5.0 billion bond market transaction in three tranches.
February	Novartis gains exclusive rights to DEB025, an antiviral agent in Phase IIb development as potential first-in-class hepatitis C therapy.
January
Novartis announces its intention to gain full ownership of Alcon by first completing the April 2008 agreement with Nestlé S.A. to acquire a 77% majority stake in Alcon, and subsequently entering into an all-share direct merger with Alcon for the remaining 23% minority stake.

        For information on our principal expenditures on property, plants and equipment, see "Item 4. Information on the Company—4.D Property, Plants & Equipment." For information on our significant investments in research and development, see the sections headed "Research and Development" included in the descriptions of our six operating divisions under "Item 4. Information on the Company—4.B Business Overview."

4.B Business Overview

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products.

        The Group's wholly-owned businesses are organized into six global operating divisions, and we report our results in the following five segments:

  •
  Pharmaceuticals: Innovative patent-protected prescription medicines

  •
  Alcon: Surgical, ophthalmic pharmaceutical and vision care products

  •
  Sandoz: Generic pharmaceuticals

  •
  Vaccines and Diagnostics: Human vaccines and blood-testing diagnostics

  •
  Consumer Health: OTC (over-the-counter medicines) and Animal Health

        Novartis is the only healthcare company globally with leading positions in each of these areas. To maintain our competitive positioning across these growing segments of the healthcare industry, we place a strong focus on innovating to meet the evolving needs of patients around the world, growing our presence in new and emerging markets, and enhancing our productivity to invest for the future and increase returns to shareholders.

        Novartis achieved net sales of $56.7 billion in 2012, while net income amounted to $9.6 billion. Research & Development expenditure in 2012 amounted to $9.3 billion ($9.1 billion excluding impairment and amortization charges). Of the Group's total net sales, $13.9 billion, or 24%, came from Emerging Growth Markets, and $42.8 billion, or 76%, came from Established Markets. Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

        Headquartered in Basel, Switzerland, our Group companies employed approximately 128,000 full-time equivalent associates as of December 31, 2012, and sell products in approximately 140 countries around the world.

        On January 23, 2012, we announced that, at his own wish, Novartis AG Chairman of the Board of Directors Daniel Vasella, M.D. will not stand for re-election as a member of the Board of Directors at the Annual General Meeting to be held on February 22, 2013. The Board of Directors proposes the election of, among others, Joerg Reinhardt, Ph.D. as a member of the Board for a term of office beginning on August 1, 2013 and ending on the day of the Annual General Meeting in 2016. The Board intends to elect Joerg Reinhardt as Chairman of the Board of Directors as from August 1, 2013. From February 22, 2013 until the designation of a new Chairman, the Board of Directors intends to elect its current Vice-Chairman, Ulrich Lehner, Ph.D., as Chairman of the Board of Directors.

        Joerg Reinhardt joined our predecessor company, Sandoz, in 1982 and held positions of increasing responsibility for Novartis, including serving as Head of Pharmaceutical Development, Head of the Vaccines and Diagnostics Division and, commencing in 2008, Group Chief Operating Officer, a position he held until January 31, 2010. Since August 15, 2010, Joerg Reinhardt has been Chairman of the Board of Management of Bayer HealthCare AG and Chairman of the Bayer HealthCare Executive Committee. If elected to the Board of Directors of Novartis, he would step down from these positions at Bayer prior to August 1, 2013.

Pharmaceuticals Division

        Pharmaceuticals researches, develops, manufactures, distributes and sells patented prescription medicines and is organized in the following business franchises: Oncology; Primary Care, consisting of Primary Care medicines and Established Medicines; and Specialty Care, consisting of Ophthalmology, Neuroscience, Integrated Hospital Care, and Critical Care medicines. Novartis Oncology is organized as a business unit, responsible for the global development and marketing of oncology products. In 2012, the Pharmaceuticals Division accounted for $32.2 billion, or 56.7%, of Group net sales, and for $9.6 billion, or 80.3%, of Group operating income (excluding Corporate income and expense, net).

Alcon Division

        Our Alcon Division researches, develops, manufactures, distributes and sells eye care products and technologies to serve the full life cycle of eye care needs. Alcon offers a broad range of products to treat many eye diseases and conditions, and is organized into three businesses: Surgical, Ophthalmic Pharmaceuticals and Vision Care. The Surgical portfolio includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. In Ophthalmic Pharmaceuticals, the portfolio covers treatment options for elevated intraocular pressure caused by glaucoma, anti-infectives to aid in the treatment of bacterial infections and bacterial conjunctivitis, and ophthalmic solutions to treat inflammation and pain associated with ocular surgery. The pharmaceutical product portfolio also includes eye and nasal allergy treatments, as well as over-the-counter dry eye relief and ocular vitamins. Daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops, and daily protein removers, comprise the portfolio in Vision Care. In 2012, Alcon accounted for $10.2 billion, or 18.0%, of Group net sales, and for $1.5 billion, or 12.3%, of Group operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third-party patents. Sandoz has activities in Retail Generics, Anti-Infectives, Biopharmaceuticals & Oncology Injectables. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and sells biotechnology manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market. Sandoz Ophthalmics, which was formed through the integration of Alcon's generic division Falcon, develops, manufactures and markets generic ophthalmic and otic products. In addition, Sandoz expanded its presence in Respiratory through the acquisition of Oriel Therapeutics in 2010, and expanded its presence in Dermatology through the acquisition of specialty dermatology company Fougera Pharmaceuticals in 2012. In 2012, Sandoz accounted for $8.7 billion, or 15.4%, of Group net sales, and for $1.1 billion, or 9.1%, of Group operating income (excluding Corporate income and expense, net).

Vaccines and Diagnostics Division

        Our Vaccines and Diagnostics Division researches, develops, manufactures, distributes and sells preventive human vaccines and novel blood-screening diagnostic tools, which help protect the world's blood supply by preventing the spread of infectious diseases. In 2012, the Vaccines and Diagnostics Division accounted for $1.9 billion, or 3.3%, of Group net sales, and an operating loss of $250 million.

Consumer Health

        Consumer Health consists of two Divisions: Over-the-Counter (OTC) and Animal Health. Each has its own research, development, manufacturing, distribution and selling capabilities, but neither is material enough to the Group to be separately disclosed as a segment. OTC offers readily available consumer medicine, and Animal Health provides veterinary products for farm and companion animals. In 2012, Consumer Health accounted for $3.7 billion, or 6.6%, of Group net sales, and for $48 million, or 0.4%, of Group operating income (excluding Corporate income and expense, net).

PHARMACEUTICALS

Overview

        Our Pharmaceuticals Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians.

        The Pharmaceuticals Division researches, develops, manufactures, distributes and sells patented pharmaceuticals in the following therapeutic areas:

  •
  Oncology

  •
  Primary Care

  •
  Primary Care medicines

  •
  Established Medicines

  •
  Specialty Care

  •
  Ophthalmology

  •
  Neuroscience

  •
  Integrated Hospital Care

  •
  Critical Care

        The Pharmaceuticals Division is organized into global business franchises responsible for the commercialization of various products as well as Novartis Oncology, a business unit responsible for the global development and commercialization of oncology products.

        The Pharmaceuticals Division is the largest contributor among the six divisions of Novartis and reported consolidated net sales of $32.2 billion in 2012, which represented 56.7% of the Group's net sales.

        The division is made up of approximately 80 affiliated companies which together employed 61,268 full-time equivalent associates as of December 31, 2012, and sell products in approximately 140 countries. The product portfolio of the Pharmaceuticals Division includes more than 50 key marketed products, many of which are leaders in their respective therapeutic areas. In addition, the division's portfolio of development projects includes 130 potential new products and new indications or new formulations for existing products in various stages of clinical development.

Pharmaceuticals Division Products

        The following table and summaries describe certain key marketed products in our Pharmaceuticals Division. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country. Compounds and new indications in development are subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F in any country or in every country. In addition, for some of our products, we are required to conduct post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the products under special conditions. See "—Regulation" for further information on the approval process. Some of the products listed below have lost patent protection or are otherwise subject to generic competition. Others are subject to patent challenges by potential generic competitors. See below and "—Intellectual Property" for further information on the patent status of our Pharmaceuticals Division's products.

Key Marketed Products

Business franchise	Product	Common name	Indication(1)	Formulation
Oncology	Afinitor/Votubia	everolimus	Advanced renal cell carcinoma after failure of treatment with VEGF-targeted therapy
Advanced pancreatic neuroendocrine tumors
SEGA associated with tuberous sclerosis
Renal angiomyolipoma associated with tuberous sclerosis
			Advanced breast cancer in post-menopausal HR+/HER2- women in combination with exemestane, after failure of anastrozole or letrozole	Tablet Dispersible tablets for oral suspension

	Exjade	deferasirox	Chronic iron overload due to blood transfusions	Dispersible tablet for oral suspension

Femara	letrozole	Hormone receptor positive early breast cancer in postmenopausal women following surgery (upfront adjuvant therapy)
Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)
			Advanced breast cancer in post-menopausal women (both as first- and second-line therapies)	Tablet

Gleevec/ Glivec	imatinib mesylate/imatinib	Certain forms of chronic myeloid leukemia
Certain forms of gastrointestinal stromal tumors
Certain forms of acute lymphoblastic leukemia
Dermatofibrosarcoma protuberans
Hypereosinophilic syndrome
Aggressive systemic mastocytosis
			Myelodysplastic/myeloproliferative diseases	Tablet Capsules

	Jakavi	ruxolitnib	Disease-related splenomegaly or symptoms in adult patients with primary myelopfibrosis (also known as chronic idiopathic myelobfibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis	Tablet

	Sandostatin LAR & Sandostatin SC	octreotide acetate for injectable suspension & octreotide acetate	Acromegaly Symptom control for certain forms of neuroendocrine tumors Delay of tumor progression in patients with midgut tumors	Vial Ampoule/pre-filled syringe

	Signifor	Pasireotide	Cushing's disease	Ampoule/syringe

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients resistant or intolerant to prior treatment including Gleevec/Glivec First line chronic myeloid leukemia	Capsule

	Zometa	zoledronic acid	Skeletal-related events from bone metastases (cancer that has spread to the bones) Hypercalcemia of malignancy	Vial Ready-to-use

Business franchise	Product	Common name	Indication(1)	Formulation
(1) Indications vary by country.
Primary Care
Primary Care	Amturnide	aliskiren, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Arcapta Neohaler/ Onbrez Breezhaler	Indacaterol	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Tablets/capsules/oral solution

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Eucreas	vildagliptin and metformin	Type 2 diabetes	Tablet

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Exforge HCT	valsartan, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Galvus	vildagliptin	Type 2 diabetes	Tablet

	Seebri Breezhaler	glycopyrronium	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Tekamlo/Rasilamlo	aliskiren and amlodipine besylate	Hypertension	Tablet

	Tekturna/Rasilez	aliskiren	Hypertension	Tablet

	Tekturna HCT/Rasilez HCT	aliskiren and hydrochlorothiazide	Hypertension	Tablet

Established Medicines	Clozaril/ Leponex	clozapine	Treatment-resistant schizophrenia Prevention and treatment of recurrent suicidal behavior in patients with schizophrenia and psychotic disorders	Tablet

	Coartem/ Riamet	artemether and lumefantrine	Plasmodium falciparum malaria or mixed infections that include Plasmodium falciparum Standby emergency malaria treatment	Tablet Dispersible tablet for oral suspension

	Focalin & Focalin XR	dexmethylphenidate HCl & dexmethylphenidate extended release	Attention deficit hyperactivity disorder	Tablet Capsule

	Foradil	formoterol	Asthma Chronic obstructive pulmonary disease	Aerolizer (capsules) Aerosol

Lamisil	terbinafine (terbinafine hydrochloride)	Fungal infection of the skin and nails caused by dermatophyte fungi Tinea capitis
Fungal infections of the skin for the treatment of tinea corporis, tinea cruris, tinea pedis and yeast infections of the skin caused by the genus Candida
			Onychomycosis of the toenail or fingernail due to dermatophytes	Tablet Cream DermGel Solution Spray

(1) Indications vary by country.

Business franchise	Product	Common name	Indication(1)	Formulation
Lescol/ Lescol XL	fluvastatin sodium	Hypercholesterolemia and mixed dyslipidemia in adults
Secondary prevention of major adverse cardiac events
Slowing the progression of atherosclerosis
			Heterozygous familial hypercholesterolemia in children and adolescents	Capsule Tablet

	Cibacen	benazepril hydrochloride	Hypertension Adjunct therapy in congestive heart failure Progressive chronic renal insufficiency	Tablet

Miacalcin/ Miacalcic	salmon calcitonin	Osteoporosis in patients for whom alternative treatments are not suitable
Bone pain associated with osteolysis and/or osteopenia
Paget's disease of the bone only in patients who do not respond to alternative treatments or for whom such treatments are not suitable
Neurodystrophic disorders (synonymous with algodystrophy or Sudeck's disease)
			Hypercalcemia	Nasal spray Ampoule & multi-dose Vial for injection or infusion

Reclast/ Aclasta	zoledronic acid 5 mg	Treatment of osteoporosis in postmenopausal women
Treatment of osteoporosis in men
Treatment and prevention of glucocorticoid-induced osteoporosis
Prevention of postmenopausal osteoporosis
			Treatment of Paget's disease of the bone	Intravenous infusion

	Ritalin	methylphenidate HCl	Attention deficit hyperactivity disorder and narcolepsy	Tablet

	Ritalin LA	methylphenidate HCl modified release	Attention deficit hyperactivity disorder	Capsule

	Tegretol	carbamazepine	Epilepsy Pain associated with trigeminal neuralgia Acute mania and bipolar affective disorders	Tablet Chewable tablet Oral suspension Suppository

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

	Vivelle Dot/ Estradot	estradiol hemihydrate	Estrogen replacement therapy for the treatment of the symptoms of natural or surgically induced menopause Prevention of postmenopausal osteoporosis	Transdermal patch

Voltaren/Cataflam	diclofenac sodium/potassium/resinate/free acid	Inflammatory and degenerative forms of rheumatism
Post-traumatic and post-operative pain, inflammation and swelling
			Painful and/or inflammatory conditions such as migraine, ear, nose and throat, or dysmenorrhoea	Tablet Capsule Oral drop Ampoule for injection Suppository Gel Powder for oral solution Transdermal patch

(1) Indications vary by country.

Business franchise	Product	Common name	Indication(1)	Formulation
Specialty Care
Ophthalmology	Lucentis	ranibizumab	Wet age-related macular degeneration Visual impairment due to diabetic macular edema Visual impairment due to macular edema secondary to retinal vein occlusion	Intravitreal injection

Neuroscience	Comtan	entacapone	Parkinson's disease	Tablet

	Exelon & Exelon Patch	rivastigmine tartrate & rivastigmine transdermal system	Mild-to-moderate Alzheimer's disease dementia Dementia associated with Parkinson's disease	Capsule Oral solution Transdermal patch

	Extavia	interferon beta-1b	Relapsing remitting and/or relapsing forms of multiple sclerosis in adult patients	Subcutaneous injection

	Fanapt	iloperidone	Schizophrenia	Tablet

	Gilenya	fingolimod	Relapsing forms of multiple sclerosis	Capsule

	Stalevo	carbidopa, levodopa and entacapone	Parkinson's disease patients who experience end-of-dose motor (or movement) fluctuations	Tablet

Integrated Hospital Care	Cubicin	daptomycin	Complicated skin and skin structure infections caused by Gram-positive susceptible isolates
			Staphylococcus aureus bloodstream infections (bacteremia), including those with right-sided infective endocarditis, caused by susceptible isolates	Powder for solution, injection or infusion

	Ilaris	canakinumab	Cryopyrin-associated periodic syndrome	Lyophilized powder for reconstitution for subcutaneous injection

	Myfortic	mycophenolic acid (as mycophenolate sodium)	prophylaxis of organ rejection in patients receiving allogeneic renal transplants	Gastro-resistant tablet

	Neoral/Sandimmune	cyclosporine, USP Modified	Prevention of rejection following certain organ transplantation Non-transplantation autoimmune conditions such as severe psoriasis and severe rheumatoid arthritis	Capsule Oral solution Intravenous (Sandimmune)

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet Oral solution

	Zortress/Certican	everolimus	Prevention of organ rejection (heart, liver and kidney)	Tablet Dispersible tablet

Critical Care	TOBI/TOBI Podhaler	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Nebulizer solution/Inhalation powder

	Xolair	omalizumab	Allergic asthma	Lyophilized powder for reconstitution and liquid formulation in pre-filled syringes as subcutaneous injection

(1) Indications vary by country and/or formulation.

Selected Leading Products

  Oncology

  •
  Gleevec/Glivec (imatinib mesylate/imatinib mesylate) is a kinase inhibitor approved to treat patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST), as an adjuvant treatment for certain adult patients following resection of KIT+ GIST, and as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). First launched in 2001, Gleevec/Glivec is available in more than 110 countries. Gleevec/Glivec is also approved in the US, EU and Japan to treat Philadelphia chromosome-positive acute lymphoblastic leukemia, a rapidly progressive form of leukemia. We have filed marketing authorization applications with the EMA and FDA for the additional indication of pediatric Ph+ ALL. Gleevec/Glivec is also approved in the US and EU to treat dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome and myelodysplastic/myeloproliferative diseases and other rare blood disorders. In the US, Gleevec is approved for aggressive systemic mastocytosis. Gleevec/Glivec has received approvals as a post-surgery (adjuvant setting) therapy for certain KIT+ GIST patients in more than 60 countries, including the US and EU. In February 2012, the FDA approved an update to the Gleevec label recommending three years of treatment for adult patients following complete gross resection of KIT+ GIST, based on data demonstrating a survival benefit with three years of treatment relative to one year. Also in 2012, the European Commission approved an update to the Glivec label to include the three year data.

  •
  Tasigna (nilotinib) is a signal transduction inhibitor of the tyrosine kinase activity of Bcr-Abl, KIT and the PDGF-receptor. Since its launch in 2007, Tasigna is approved in more than 95 countries to treat patients with Ph+ CML in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment, such as Gleevec/Glivec. It is also approved in more than 70 markets, including the US, EU member states, Switzerland and Japan, to treat newly diagnosed patients in the chronic phase. Results from the global, randomized Phase III trial called ENESTnd (Evaluating Nilotinib Efficacy and Safety in Clinical Trials of Newly Diagnosed Ph+ CML Patients), a head-to-head comparison against Gleevec/Glivec, showed that Tasigna produced faster and deeper responses than Gleevec/Glivec in adult patients with newly diagnosed Ph+ CML. In the ENESTnd four-year follow-up, the difference in the rates of deep molecular response continued to be significantly higher for Tasigna than for Glivec, with the difference in favor of Tasigna increasing over time. In addition, a sub-analysis showed that more than three times as many patients achieved early molecular response (reduction in BCR-ABL transcript levels to ≤10% at months three and six) with Tasigna as first-line therapy instead of Glivec. ENESTcmr is the first randomized trial in patients with Ph+ CML to investigate the impact of switching adult patients with residual molecular disease to Tasigna after a minimum of two years on treatment with Gleevec/Glivec, showed that 23% of the patients who switched to Tasigna achieved undetectable levels of Bcr-Abl within 12 months compared to 11% who continued on Gleevec/Glivec. Two-year results from ENESTcmr showed that switching to Tasigna led to deeper molecular responses in patients who still had evidence of residual disease after long-term therapy with Glivec. More than twice as many patients treated with Tasigna continued to achieve undetectable BCR-ABL than patients treated with Glivec. The difference between groups by 24 months was statistically significant (22.1% vs. 8.7%; p=0.0087) and that difference had doubled since the 12-month analysis. In addition to the ongoing studies in Ph+ CML, trials are also underway examining the use of Tasigna in patients with c-Kit mutated, advanced melanoma.

  •
  Zometa (zoledronic acid for injection/zoledronic acid 4 mg) is a leading treatment to reduce or delay skeletal-related events, including pathologic fracture, spinal cord compression, and/or requirement of radiation therapy or surgery to bone, in patients with bone metastases (cancer that has spread to the bones) from solid tumors and multiple myeloma. First approved in the US in 2001 for the treatment of hypercalcemia of malignancy (tumor-induced excessive levels of calcium),

  Zometa is approved in more than 100 countries for this indication as well as for the treatment of patients with multiple myeloma and patients with bone metastasis from solid malignancies, including prostate, breast and lung cancer. Zoledronic acid, the active ingredient in Zometa, is also available under the trade names Reclast/Aclasta for use in non-oncology indications. Zometa is expected to face generic challenges in 2013 when the patent on its active ingredient, zoledronic acid, will expire in the US and other major markets. See "—Intellectual Property" below for further information on the patent status of Zometa.

  •
  Femara (letrozole) is a once-daily oral aromatase inhibitor for the treatment of early stage or advanced breast cancer in postmenopausal women. Femara was first launched in 1996 and is currently available in more than 90 countries. Femara is approved in the US, EU member states and other countries in the adjuvant, extended adjuvant and neoadjuvant settings for early stage breast cancer. Femara is also approved in the US and other countries as adjuvant therapy for locally advanced breast cancer and for advanced breast cancer following anti-estrogen therapy. Femara is approved as neo-adjuvant (pre-operative) therapy for early stage breast cancer in a limited number of countries. In Japan, Femara is approved for the treatment of all hormone receptor-positive breast cancer in postmenopausal women. Femara has faced generic competition since 2011 when the patent on its active ingredient, letrozole, expired in the US and major countries in Europe. See "—Intellectual Property" below for further information on the patent status of Femara.

  •
  Sandostatin SC/Sandostatin LAR (octreotide acetate/octreotide acetate for injectable suspension) is indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of pituitary growth hormone in adults. Sandostatin is also indicated for the treatment of patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors. Additionally, Sandostatin LAR is approved in more than 39 countries for the delay of tumor progression in patients with midgut carcinoid tumors. A total of 26 countries have also approved a new presentation of Sandostatin LAR, which includes a new diluent, safety needle and vial adapter improving the mixing and administration, with additional filings underway. Sandostatin was first launched in 1988 and is approved in more than 100 countries. Sandostatin SC faces worldwide generic competition. Formulation patents covering Sandostatin LAR expired in July 2010 in all countries except the US, where the expiration of formulation patents begins from the end of 2014. The expiration of the last formulation patent in the US will be in January 2017. There are currently no equivalent versions of Sandostatin LAR approved in any markets.

  •
  Exjade (deferasirox) is an oral iron chelator approved for the treatment of chronic iron overload due to blood transfusions in patients over two years of age. Patients with congenital and acquired chronic anemia, such as thalassemia, sickle cell disease and myelodysplastic syndromes, require transfusions, which puts them at risk of iron overload. Exjade was first approved in 2005 and is now approved in more than 100 countries, including the US, EU member states and Japan.

  •
  Afinitor/Votubia (everolimus), is an oral inhibitor of the mTOR pathway. Afinitor is approved in more than 80 countries and regions including the US, EU member states and Japan for advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy. Afinitor is also approved in nearly 50 countries, including the US, EU and Japan for the treatment of advanced pancreatic neuroendocrine tumors. In July 2012, Afinitor was approved in the US for the treatment of postmenopausal women with advanced hormone receptor-positive, HER2-negative breast cancer (advanced HR+/HER2- breast cancer) in combination with exemestane after failure of treatment with letrozole or anastrozole, and in the EU for the treatment of hormone receptor-positive (HR+), HER2/neu-negative (HER2-) advanced breast cancer, in combination with exemestane, in postmenopausal women without symptomatic visceral disease after recurrence or progression following a non-steroidal aromatase inhibitor. Afinitor is now approved in 46 countries for advanced HR+/HER2- breast cancer. Everolimus is also approved in more than 40 countries including in the US as Afinitor and in the EU as Votubia to treat patients with subependymal giant cell astrocytoma (SEGA) associated with tuberous sclerosis complex (TSC) who require therapeutic intervention but are not candidates or amenable for surgery. In August 2012, the FDA granted an accelerated approval for a label update for Afinitor in TSC-SEGA to include Phase III data from the EXIST-1 trial, and also approved a new formulation of the product, Afinitor Disperz tablets for oral suspension, for use in this patient population. This dispersible formulation was also approved in Japan in December 2012. In addition, everolimus is also approved in the US as Afinitor and in the EU as Votubia for the treatment of adult patients with renal angiomyolipomas and TSC who do not require immediate surgery. Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in transplantation, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis, post-polycythemia vera myelofibrosis or post-essential thromboycythemia myelfibrosis Jakavi was approved by Health Canada in June 2012 and by the European Commission in August 2012. In the US, ruxolitinib is marketed by Incyte as Jakafi® and was approved by the FDA in November 2011. In two-year follow-up data from the COMFORT-I and COMFORT-II Phase III studies in myelofibrosis, Jakavi treatment resulted in sustained reductions in spleen size, a hallmark of myelofibrosis, while also improving quality of life and extending overall survival compared to placebo or the best available therapy.

  •
  Signifor (pasireotide) is a multireceptor targeting somatostatin analog. Signifor was approved in the EU in April 2012 and in the US in December 2012 for the treatment of adult patients with Cushing's disease, an endocrine disorder caused by excessive cortisol, for whom surgery is not an option or has failed. Signifor is the first approved pituitary-targeted medicine for Cushing's disease.

Primary Care

  Primary Care

  •
  Diovan (valsartan), together with Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide), is the top-selling anti-hypertensive medication worldwide (IMS September 2012; 59 countries audited). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6 to 18 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 120 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. First launched in 1997, Diovan HCT/Co-Diovan is approved in over 100 countries worldwide. In July 2008, the FDA approved Diovan HCT for the first-line treatment of hypertension in patients unlikely to achieve blood pressure control on a single agent. In 2009, Co-Diovan was approved for treatment of high blood pressure in Japan. In September 2010, all 27 EU member states locally approved Diovan for use in children aged 6 to 18 years. In 2012, the Japanese Ministry of Health, Labor and Welfare (MHLW) approved Diovan for the treatment of pediatric hypertension in children age 6 years or older. This approval marks the first time an angiotensin II receptor blocker (ARB) has been approved for the treatment of pediatric hypertension in children age 6 years or older in Japan. Diovan has faced generic competition in recent years when the patent on its active ingredient, valsartan, expired in the major countries of the EU in 2011, and in the US in 2012. Patent expiration will follow in Japan in 2013 for Diovan and 2016 for Co-Diovan (including patent term extensions). See "—Intellectual Property" below for further information on the patent status of Diovan.

  •
  Exforge (valsartan and amlodipine besylate) is a single-pill combination of the ARB Diovan and the calcium channel blocker amlodipine besylate. First approved for the treatment of high blood pressure in Switzerland in 2006, and in the US and EU in 2007, it is now available in more than 100 countries. In 2008, the FDA approved Exforge for the first-line treatment of hypertension in patients likely to need multiple drugs to achieve their blood pressure goals. In January 2010, Exforge was approved in Japan and also launched in China. Exforge HCT (valsartan, amlodipine besylate and hydrochlorothiazide) is a single pill combining three widely prescribed high blood pressure treatments: an ARB (valsartan), calcium channel blocker (amlodipine) and a diuretic (hydrochlorothiazide). Exforge HCT was approved in the EU and the US in 2009, and is now available in more than 60 countries.

  •
  Galvus (vildagliptin), an oral DPP-4 inhibitor, and Eucreas, a single-pill combination of vildagliptin and metformin, are indicated for the for the treatment of type 2 diabetes. The products were first approved in 2008. Galvus is currently approved in more than 100 countries, including EU member states, Latin America, Asia-Pacific and Japan. Eucreas was the first single-pill combining a DPP-4 inhibitor and metformin to be launched in Europe and is currently approved in more than 85 countries. In 2012, Galvus received EU approval for expanded use as a second-line monotherapy for type 2 diabetes patients who cannot take meformin. In addition, in 2012, the European Commission approved the use of Galvus and Eucreas in combination with other diabetes treatments. The first new approval was for the use of vildagliptin in combination with insulin, with or without metformin, for patients with type 2 diabetes when diet, exercise and a stable dose of insulin do not result in glycemic control. The second approval was for the use of vildagliptin in triple combination with metformin and a sulphonylurea for the treatment of type 2 diabetes when diet and exercise plus dual therapy with these two agents do not provide adequate glycemic control.

  •
  Arcapta Neohaler/Onbrez Breezhaler (indacaterol) is a long-acting beta2-agonist administered in a single-dose dry powder inhaler indicated for long-term, once-daily maintenance bronchodilator treatment of airflow obstruction in patients with chronic obstructive pulmonary disease (COPD). Once-daily Onbrez Breezhaler was first approved in the EU in November 2009 at two dose strengths, 150 mcg and 300 mcg. It is now approved in more than 90 countries. In July 2011, the FDA approved a 75 mcg once-daily dose of indacaterol under its US trade name, Arcapta Neohaler, and Japanese regulatory authorities approved Onbrez Inhalation Capsules in a 150 mcg once-daily dose. In 2012, Onbrez Breezhaler 150 mcg was also approved in China. It was the first inhaled COPD product administered to patients via the low resistance Breezhaler device.

  •
  Seebri Breezhaler (glycopyrronium), a long-acting muscarinic antagonist (LAMA), received its first regulatory approvals in September 2012. Seebri Breezhaler (glycopyrronium) 44 mcg delivered dose (equivalent to 50 mcg glycopyrronium measured dose per capsule) received approval in the EU as a once-daily inhaled maintenance bronchodilator treatment to relieve symptoms for adult patients with COPD. In Japan, the MHLW approved once-daily Seebri (glycopyrronium) Inhalation Capsules 50 mcg glycopyrronium administered through the Breezhaler device as an inhaled maintenance bronchodilator treatment for the relief of various symptoms due to airway obstructive disease in chronic obstructive pulmonary disease (chronic bronchitis and emphysema). A Phase III clinical trial program for glycopyrronium has been agreed with the FDA. Filing in the US is expected in 2014. Seebri is the second inhaled COPD product delivered to patients via the low resistance Breezhaler device.

  •
  Tekturna/Rasilez (aliskiren) is a treatment for high blood pressure, and the first and only approved direct renin inhibitor. Tekturna/Rasilez was approved in the US and EU in 2007, and is now approved in more than 100 countries. The product is known as Tekturna in the US and Rasilez in the rest of the world. There are various Tekturna/Rasilez single-pill combination products approved in various countries, including Tekturna/Rasilez combined with the diuretic hydrochlorothiazide, sold as Tekturna HCT in the US and Rasilez HCT in the EU, and Tekturna/Rasilez combined with the calcium channel blocker amlodipine, which is sold as Tekamlo in the US and Rasilamlo in the EU. A triple combination of these drugs is available in the US, as well, combining aliskiren, amlodipine and hydrochlorothiazide under the brand name Amturnide. In December 2011,

  Novartis announced the termination of the ALTITUDE study which was investigating Tekturna/Rasilez in a high-risk population of patients with type 2 diabetes and renal impairment. This action was taken on the recommendation of the independent Data Monitoring Committee overseeing the trial, after the likelihood of showing a benefit of Tekturna/Rasilez treatment in this population was seen to be extremely low, and a higher risk of adverse events was identified in patients receiving Tekturna/Rasilez than those on placebo. In 2012, the Tekturna/Rasilez product information was updated in the EU, US, Japan and other countries to include the addition of a contraindication against the combined use of aliskiren with an ACE inhibitor or an ARB in patients with diabetes, and a contraindication/warning against the combined use of aliskiren with an ACE inhibitor or an ARB in patients with renal impairment. In August 2012, the European Commission renewed the Rasilez Marketing Authorization. Novartis voluntarily ceased marketing Valturna, a single pill combination containing aliskiren and the ARB valsartan, in the US as of July 2012. ALTITUDE end of treatment results confirmed the preliminary findings and were presented in August at the European Society of Cardiology Congress 2012. Patient safety is the highest priority for Novartis and the Company is sharing the end of treatment results with health authorities as required. Aliskiren products remain available for appropriate patients.

  Established Medicines

  •
  Reclast/Aclasta (zoledronic acid 5 mg) is the first and only once-yearly bisphosphonate infusion for the treatment of different forms of osteoporosis, and for the treatment of Paget's disease of the bone in men and women. Sold as Reclast in the US and Aclasta in the rest of the world, the product is approved in more than 100 countries including the US, EU member states and Canada, and is the only bisphosphonate approved to reduce the incidence of fractures at all three key fracture sites (hip, spine and non-spine) in the treatment of postmenopausal osteoporosis. The Reclast/Aclasta label was expanded in the EU and US to include the reduction in the incidence of clinical fractures after a low trauma hip fracture. The EU has also approved Aclasta for the treatment of osteoporosis in men at increased risk of fracture and for the treatment of osteoporosis associated with long-term systemic glucocorticoid therapy in post-menopausal women and in men at increased risk of fracture. Reclast is also approved in the US as a treatment to increase bone mass in men with osteoporosis, the prevention and treatment of glucocorticoid-induced osteoporosis in men and women, as well as for the prevention of osteoporosis in postmenopausal women. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also approved in a number of countries in a different dosage under the trade name Zometa for certain oncology indications. Reclast/Aclasta is expected to face generic challenges in 2013 when the patent on its active ingredient, zoledronic acid, will expire in the US and other major markets. See "—Intellectual Property" below for further information on the patent status of Reclast/Aclasta.

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

  •
  Ritalin, Ritalin LA, Focalin and Focalin XR (methylphenidate HCl, methylphenidate HCl extended release, dexmethylphenidate HCl and dexmethylphenidate HCl extended release) are indicated for the treatment of attention deficit hyperactivity disorder (ADHD) in children and Focalin XR is additionally indicated for adults. Ritalin and Ritalin LA are also indicated for narcolepsy. Ritalin was first marketed during the 1950s and is available in over 70 countries. Ritalin LA is available in over 30 countries. Focalin comprises the active d-isomer of methylphenidate and therefore requires half the dose of Ritalin. Focalin XR is now approved in Switzerland. Focalin and Focalin XR are available in the US. Immediate-release Focalin is subject to generic competition.

Specialty Care

  Ophthalmology

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factors (VEGF). It is the only anti-VEGF therapy licensed in many countries for three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). Lucentis is approved in more than 100 countries to treat patients with wet AMD. Lucentis is approved for the treatment of visual impairment due to DME and macular edema secondary to RVO in more than 80 countries. Since its launch in 2007, there are more than 1.5 million patient-treatment years of exposure for Lucentis. Lucentis is developed in collaboration with Genentech, which holds the rights to the product in the US.

  Neuroscience

  •
  Gilenya (fingolimod) is the first in a new class of multiple sclerosis (MS) therapies called sphingosine 1-phosphate receptor modulators and the first oral therapy approved to treat relapsing-remitting MS (RRMS). In the US, Gilenya is indicated for relapsing forms of MS. In the EU, Gilenya is indicated for adult patients with highly active RRMS defined as either high disease activity despite treatment with beta interferon, or rapidly evolving severe RRMS. In a pivotal Phase III study, Gilenya demonstrated superior efficacy to interferon beta-1a IM, a commonly prescribed treatment, reducing relapses by 52% at one year. A two-year, placebo-controlled pivotal study also showed that Gilenya also significantly reduced the risk of disability progression compared to placebo. Gilenya has a well-studied safety and tolerability profile with over 2,600 MS clinical trial patients included in the FDA regulatory review. Some patients are in their seventh year of treatment. As of November 2012, approximately 56,000 patients have been treated in clinical trials and in a post-marketing setting, and there are currently approximately 62,000 patient years of exposure. In April 2012, following completion of their safety reviews, the FDA and the EMA both confirmed the positive benefit-risk profile of Gilenya when used in accordance with the respective updated Product Information, which provide further guidance to healthcare professionals regarding the initiation of Gilenya treatment. Both updated Product Informations include additional requirements (blood pressure monitoring and ECG) during the existing six-hour observation period following the first dose, and more specific guidance on patient selection parameters to aid in the identification of patients suitable for Gilenya treatment. In particular situations, it is recommended that monitoring following the first dose be extended. Gilenya is currently approved in over 65 countries around the world. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

  •
  Exelon (rivastigmine tartrate) and Exelon Patch (rivastigmine transdermal system) are cholinesterase inhibitors indicated for the treatment of Alzheimer's disease (AD) dementia and Parkinson's disease (PD) dementia. Exelon capsules have been available since 1997 to treat mild to moderate AD dementia in more than 90 countries. In 2006, Exelon became the only cholinesterase inhibitor to be approved for mild to moderate PD dementia in addition to AD in both the US and EU. Exelon Patch was approved in 2007 in the US and EU and has been approved for the treatment of mild-to-moderate AD in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. The once-daily Exelon Patch has shown comparable efficacy to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. Exelon capsules are now subject to generic competition in several markets, including the US. In August 2012, the FDA approved a higher dose of Exelon Patch for the treatment of people with mild to moderate AD and mild to moderate PD dementia. In November 2012, CHMP issued a positive opinion for the approval of the higher dose of Exelon Patch for the treatment of patients with mild to moderately severe Alzheimer's disease.

  •
  Extavia (interferon beta-1b) is an injectable disease modifying therapy for relapsing forms of multiple sclerosis (MS), as well as for patients who have had a single episode/demyelinating event and MRI findings consistent with MS in both the US and EU and for secondary progressive MS with active disease, evidenced by relapses in the EU. It is the Novartis brand of interferon beta-1b, a product also marketed by Bayer Healthcare Pharmaceuticals Inc. under the brand name Betaseron® in the US and by Bayer Schering Pharma under the brand name Betaferon® in the EU. Bayer Schering supplies the product to Novartis under an agreement reached in 2007. Extavia was first approved in the EU in 2008 and since 2009 has been launched in more than 35 countries, including the US.

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

  Integrated Hospital Care

  •
  Zortress/Certican (everolimus) is an oral inhibitor of the mTOR pathway, indicated for certain transplant indications. Zortress/Certican the most-extensively studied immunosuppressant in solid organ transplantation with more than 10,000 transplant recipients enrolled in Novartis-sponsored clinical trials worldwide. Under the trade name Certican, it is approved in more than 90 countries to prevent organ rejection for renal and heart transplant patients, and in addition, is approved in the EU, Chile, Philippines and Argentina to prevent organ rejection for liver transplant patients. In the US, under the trade name Zortress, the drug is approved for the prophylaxis of organ rejection in adult patients at low-moderate immunologic risk receiving a kidney transplant. Everolimus is also available from Novartis in different dosage strengths and for different uses in non-transplant patient populations under the brand names Afinitor and Votubia. It is also exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

  •
  Ilaris (canakinumab) is a fully human monoclonal antibody that selectively binds and neutralizes interleukin-1b (IL-1b), a pro-inflammatory cytokine. Since 2009, Ilaris has been approved in over 60 countries for the treatment of children and adults suffering from cryopyrin associated periodic syndrome, a group of rare disorders characterized by chronic recurrent fever, urticaria, occasional arthritis, deafness, and potentially life threatening amyloidosis. In January 2013, the CHMP issued an opinion supporting the approval in the EU of Ilaris for the treatment of acute gouty arthritis in patients who cannot be managed with standard of care. Approval by the European Commission is expected in the first half of 2013.

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

  Critical Care

  •
  Xolair (omalizumab) is the first humanized monoclonal antibody approved for the treatment of moderate to severe persistent allergic asthma in the US in adolescents (aged 12 and above) and adults. It is approved for severe persistent allergic asthma in the EU in children (aged six and above), adolescents, and adults. Xolair is approved in more than 90 countries, including the US since 2003 and the EU since 2005. A liquid formulation of Xolair in pre-filled syringes has been launched in most European countries. Novartis co-promotes Xolair with Genentech/Roche in the US and shares a portion of operating income, but does not record any US sales. Novartis records all sales of Xolair outside the US.

  •
  TOBI Podhaler (tobramycin inhalation powder) is an inhaled dry powder formulation of the antibiotic tobramycin, delivered using a simple and portable patient-friendly device that reduces administration time by 72% relative to TOBI (tobramycin nebulizer solution), with comparable efficacy and safety. TOBI Podhaler has been approved in the EU since July 2011 and is now available in most European countries as well as in Canada and some Latin American countries. It is indicated for the management of cystic fibrosis patients aged six years and older with Pseudomonas aeruginosa infection in their lungs, whose lung function is within a certain range. In the US, Novartis has been working to address feedback from the FDA, which issued a complete response letter to the NDA for TOBI Podhaler (the provisional US trade name) in October 2012. An FDA advisory committee previously voted 13 to 1 that there was adequate evidence of efficacy and safety to support its use in the proposed indication.

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

  Phase III:    Large scale clinical studies to establish the safety and effectiveness of the drug for regulatory approval for indicated uses. Phase III trials may also be used to compare a new drug against a current standard of care in order to evaluate the overall risk/benefit relationship of the new drug.

        Though we use this traditional model as a platform, we have tailored the process to be simpler, more flexible and efficient. Our development paradigm consists of two parts: Exploratory development and Confirmatory development. Exploratory development consists of clinical "proof of concept" (PoC) studies, which are small clinical trials (typically 5-15 patients) that combine elements of traditional Phase I/II testing. These customized trials are designed to give early insights into issues such as safety, efficacy and toxicity for a drug in a given indication. Once a positive proof of concept has been established, the drug moves to the Confirmatory development stage. Confirmatory development has elements of traditional Phase II/III testing and includes trials aimed at confirming the safety and efficacy of the drug in the given indication leading up to submission of a dossier to health authorities for approval. Like traditional Phase III testing, this stage can also include trials which compare the drug to the current standard of care for the disease, in order to evaluate the drug's overall risk/benefit profile.

        The following table and paragraph summaries provide an overview of the key projects currently in the Confirmatory development stage within our Pharmaceuticals Division, including projects seeking to develop potential uses of new molecular entities, as well as potential additional indications or new formulations for already marketed products.

        A reference to a project being in registration means that it has been submitted to a health authority for marketing approval.

Selected Development Projects

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
ACZ885	canakinumab	Anti IL-1b monoclonal antibody	Gouty arthritis	Integrated Hospital Care	Subcutaneous injection	EU: 2010 US: 2011	EU (registration) US (registration)

			Systemic juvenile idiopathic arthritis	Integrated Hospital Care		2012	EU (registration) US (registration)

			Diabetes mellitus	Critical Care		2009	≥ 2017/II

			Secondary prevention of cardiovascular events	Critical Care		2011	2016/III

AFQ056	mavoglurant	Metabotropic glutamate receptor 5 antagonist	Fragile X syndrome	Neuroscience	Oral	2010	2014/III

			L-dopa induced dyskinesia in Parkinson's disease			2006	2015/II

AIN457	secukinumab	Anti IL-17 monoclonal antibody	Psoriasis	Integrated Hospital Care	Lyophilized powder in vial; Intravenous infusion, subcutaneous injection	2011	2013/III

			Arthritic conditions (Rheumatoid arthritis, Ankylosing Spondylitis, Psoriatic Arthritis)			2011	2014/III

			Multiple sclerosis	Neuroscience		2009	≥2017/II

ATI355	TBD	Anti NOGO-A mAb	Spinal cord injury	Neuroscience	Intrathecal spinal injection	2006	≥2017/I

AUY922	TBD	ATP-competitive nongeldanamycin inhibitor of HSP90	Solid tumors	Oncology	Intravenous	2009	≥2017/II

BAF312	siponimod	Sphingosine-1- phosphate (S1P) receptor modulator	Multiple sclerosis	Neuroscience	Tablet	2012	≥2017/III

BCT197	TBD	Anti-inflammatory agent	Chronic obstructive pulmonary disease	Primary Care	Oral	2011	≥2017/II

BEZ235	TBD	P13K/mTOR inhibitor	Solid tumors	Oncology	Oral	2010	≥2017/II

BGS649	TBD	Aromatase inhibitor	Obese hypogonadotropic hypogonadism	Critical Care	Oral	2010	≥2017/II

BKM120	TBD	P13K inhibitor	Breast cancer	Oncology	Oral	2011	2015/III

			Solid tumors			2011	≥2017/I

BYL791	TBD	P13K inhibitor	Solid tumors	Oncology	Tablet	2010	≥2017/I

BYM338	TBD	Inhibitor of Activin receptor Type II	Sporadic Inclusion Body Myositis	Integrated Hospital Care	Intravenous infusion	2012	2016/II

CAD106	TBD	Beta-amyloid-protein immunotherapy	Alzheimer's disease	Neuroscience	Subcutaneous, intramuscular injection	2008	≥2017/II

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
CTL019	TBD	CD19-targeted chimeric antigen receptor (CAR) T-cell immunotherapy	Leukemia	Oncology	Intravenous	2012	2016/II

DEB025	alisporivir	Cyclophilin inhibitor	Chronic hepatitis C	Integrated Hospital Care	Oral	2011	≥2017/III

Exjade	deferasirox	Iron chelator	Non-transfusion dependent thalassemia	Oncology	Oral	EU 2012 US 2011	EU (approved) US (registration)

Gilenya	fingolimod	Sphingosine-1- phosphate receptor modulator	Chronic inflammatory demyelinating poly-radiculoneuropathy	Neuroscience	Oral	2012	2016/II

Jakavi	ruxolitinib	Janus kinase inhibitor	Polycythemia vera	Oncology	Oral	2010	2014/III

KAE609	TBD	Unknown	Malaria	Established Medicines	Oral	2012	≥2017/II

LBH589	panobinostat	Histone deactelylase inhibitor	Relapsed or relapsed-and-refractory Multiple Myeloma	Oncology	Oral	2009	2013/III

			Hematological cancers			2009	≥2017/II

LCI699	TBD	Aldosterone synthase inhibitor	Cushing's disease	Oncology	Oral	2011	2016/II

LCQ908	TBD	Diacylglycerol acyl transferase-1 inhibitor	Familial chylomicronemia syndrome	Critical Care	Tablet	2012	2014/III

LCZ696	TBD	Angiotensin receptor-blocker/ neprilysin Inhibitor	Chronic heart failure	Critical Care	Oral	2009	2014/III

			Hypertension	Primary Care		2012	2013/III

LDE225	TBD	Smoothed receptor inhibitor	Advanced basal cell carcinoma	Oncology	Oral	2011	2014/II

			Solid tumors			2011	2016/II

LDK378	TBD	ALK inhibitor	Non-small cell lung cancer	Oncology	Oral	2012	2014/II

LFF571	TBD	Bacterial elongation factor Tu (EFTu) inhibitor	Clostridium difficile infection	Integrated Hospital Care	Oral	2010	≥2017/II

LGX818	TBD	RAF inhibitor	Melanoma	Oncology	Oral	2012	≥2017/I

LIK066	TBD	SGLT 1 / 2 inhibitor	Type II diabetes	Primary care	Oral	2011	≥2017/II

Lucentis	ranibizumab	Anti-VEGF monoclonal antibody fragment	Choroidal neovascularization secondary to pathological myopia	Ophthalmology	Intravitreal injection	2012	EU (registration)

			Choroidal neovascularization and Macular edema	Ophthalmology	Intravitreal injection	2010	2016/II

MEK162	TBD	MEK inhibitor	Melanoma	Oncology	Oral	2011	2015/II

NVA237 (Seebri)	glycopyrronium	Long-acting muscarinic antagonist	Chronic obstructive pulmonary disease	Primary Care	Inhalation	2012	EU (approved) US (2014/III)

PKC412	midostaurin	Signal transduction inhibitor	Aggressive systemic mastocytosis	Oncology	Oral	2008	2015/II

			Acute myeloid leukemia			2008	2015/III

QAW039	TBD	Anti-inflammatory agent	Asthma	Primary Care	Oral	2010	≥2017/II

QGE031	TBD	High affinity anti-IgE monoclonal antibody	Allergic diseases	Primary Care	Subcutaneous injection	2012	≥ 2017/II

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
QMF149	indacaterol and mometasone furoate	Long-acting beta2- agonist and inhaled corticosteroid	Chronic obstructive pulmonary disease	Primary Care	Inhalation	2007	2015/II

			Asthma			2007	2015/II

QVA149	indacaterol and glycopyrronium	Long-acting beta2- agonist and long-acting muscarinic antagonist	Chronic obstructive pulmonary disease	Primary Care	Inhalation	2012	EU (registration) US (2014/III)

RAD001 (Afinitor/ Votubia)	everolimus	mTOR inhibitor	Breast cancer HER2-over-expressing, 1st line	Oncology	Tablet	2009	2014/III

			Breast cancer HER2-over- expressing 2nd/3rd line			2009	2013/III

			Hepatocellular carcinoma			2010	2013/III

			Non-functioning GI/Lung, NET			2012	2015/III

			Diffuse large B-cell lymphoma			2009	2015/III

RLX030	serelaxin	Recombinant form of human relaxin-2 hormone	Acute heart failure	Critical Care	Intravenous infusion	EU 2012 US 2009	EU (registration) US 2013/III

Signifor LAR	pasireotide	Somatostatin analogue	Acromegaly	Oncology	Long-acting release: monthly intramuscular injection	2008	2013/III

			Cushing's disease			2011	2015/III

Tasigna	nilotinib	Signal transduction inhibitor	metastatic melanoma with c-KIT mutation	Oncology	Capsule	2011	2014/III

Tekturna	aliskiren	Direct renin inhibitor	Reduction of CV death/hospitalizations in chronic heart failure patients	Critical Care	Tablet	2009	2015/III

TOBI Podhaler	tobramycin inhalation powder	Aminoglycoside antibiotic	Pseudomonas aeruginosa infection in cystic fibrosis patients	Critical Care	Dry powder inhalation	EU: 2012 US: 2011	EU (approved) US (registration)

TKI258	dovitinib lactate	VEGFR1-3, FGFR 1-3, PDGFR angiogenesis inhibitor	Renal cell carcinoma	Oncology	Oral	2011	2013/III

			Solid tumors			2009	2016/II

Xolair	omalizumab	Anti-IgE monoclonal antibody	Chronic idiopathic urticaria	Integrated Hospital Care	Subcutaneous injection	2011	2013/III

Zortress/Certican	everolimus	mTOR inhibitor	Prevention of organ rejection—liver	Integrated Hospital Care	Oral	EU: 2012 US: 2011	EU (approved) US (registration)

Key Compounds in Development (select products in Phases II, III and Registration)

  •
  ACZ885 (canakinumab) was filed in the EU in December 2010 and in the US in February 2011 for the treatment of acute attacks in gouty arthritis (GA). In the US, Novartis continues to work with the FDA to determine the next steps for ACZ885 in GA, following a Complete Response letter received in August 2011 with a request by the Agency for additional clinical data to evaluate the benefit risk profile in refractory patients. In Europe, the CHMP issued an opinion supporting the approval in the EU of Ilaris for the treatment of acute gouty arthritis in patients who cannot be managed with standard of care. Approval by the European Commission is expected in the first half of 2013. In systemic juvenile idiopathic arthritis (SJIA), results from two pivotal Phase III trials showed ACZ885 provided significant symptom relief and helped to substantially reduce, and potentially even fully eliminate, oral steroid use in SJIA patients. Worldwide regulatory submissions took place in 2012. Phase II data of ACZ885 in TNF-receptor associated periodic syndrome (TRAPS) and Familial Mediterranean Fever (FMF) showed substantial symptom relief in these two rare periodic fever syndromes. ACZ885 is also being investigated for the secondary prevention of cardiovascular events. A Phase II study conducted by the independent Type 1 Diabetes TrialNet group showed that ACZ885 did not provide an efficacy benefit compared to placebo after 12 months of treatment in newly diagnosed patients with Type 1 diabetes. There was no significant difference in the number and severity of adverse events between the ACZ885 and placebo groups.

  •
  AFQ056 (mavoglurant) is a metabotropic glutamate receptor 5 (mGluR5) antagonist in Phase III development for the treatment of Parkinson's disease levodopa- induced dyskinesia. No therapy has previously been approved for this condition, which represents a complication after dopamine-replacement therapy in Parkinson's patients and which is characterized by a variety of hyperkinetic movements. Phase II studies in adult and adolescent patients with Fragile X syndrome started in the fourth quarter of 2010 and the second quarter of 2011 respectively. Fragile X syndrome is the most frequent inherited form of mental retardation. AFQ056 aims to improve the associated behavioral symptoms.

  •
  AIN457 (secukinumab) is a fully human monoclonal antibody selectively inhibiting interleukin-17A (IL-17A), a key pro-inflammatory cytokine. Proof-of-concept and Phase II studies in moderate-to-severe plaque psoriasis and arthritic conditions (psoriatic arthritis, ankylosing spondylitis and rheumatoid arthritis) have suggested that AIN457 may provide a new mechanism of action for the treatment of immune-mediated diseases. All core pivotal trials for AIN457 in moderate-to-severe plaque psoriasis are on track and Phase III data are expected in 2013, with regulatory submissions anticipated to follow in the same year. Phase II studies are also ongoing in other areas, including multiple sclerosis.

  •
  BAF312 is an oral, second-generation sphingosine 1-phosphate receptor modulator in Phase II development for relapsing-remitting multiple sclerosis. BAF312 binds selectively to the sphingosine 1-phosphate receptor subtypes 1 and 5, and has a relatively fast washout. The results from the BOLD study, an adaptive dose-ranging Phase II study, were presented at the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) congress in October 2011. These results showed that BAF312 effectively suppresses MRI lesion activity in Relapsing-Remitting Multiple Sclerosis with a reduction of 80% of combined unique active MRI lesions vs placebo at three months. BAF312 entered Phase III development in Secondary Progressive MS in 2012.

  •
  BKM120 is an oral selective pan-PI3k inhibitor. The PI3K/AKT/mTOR pathway is an important intracellular signaling network that regulates cellular metabolism, proliferation and survival. Abnormal activation of the PI3K/AKT/mTOR pathway has been identified as an important step in the initiation and maintenance of tumors and a key regulator of angiogenesis and upregulated metabolic activities in tumor cells. BKM120 has shown significant cell growth inhibition and induction of apoptosis in a variety of tumor cell lines as well as in animal models. BKM120 is currently being investigated in clinical trials in advanced solid tumors in combination with other agents, including 2 phase III trials in hormone receptor positive advanced breast cancer.

  •
  DEB025 (alisporivir), a cyclophilin inhibitor, licensed from Debiopharm and being studied for the treatment of hepatitis C, has been placed on a partial clinical hold by the FDA. Accordingly, all treatment with DEB025 is currently stopped in clinical trials. The decision to place the clinical trials on partial clinical hold comes as a result of a small number of cases of pancreatitis reported in clinical trial patients being treated with DEB025 in combination with peginterferon alpha and ribavirin, including one fatal case. Novartis is working closely with the FDA to resolve their questions.

  •
  Gilenya (fingolimod) is a sphingosine 1-phosphate receptor modulator approved for the treatment for relapsing forms of MS. A Phase II/III study of Gilenya in patients with chronic inflammatory demyelinating polyradiculoneuropathy was initiated in 2012.

  •
  Exjade (deferasirox) is an oral iron chelator in development for use in patients with non-transfusion-dependent thalassemia (NTDT). Results from the pivotal THALASSA study, the first prospective placebo-controlled study of iron chelation in NTDT patients, met the primary endpoint by demonstrating a significant dose-dependent decrease in iron burden compared to placebo. Worldwide regulatory filings are underway for Exjade as a treatment of chronic iron overload in patients with non-transfusion-dependent thalassemia syndromes, a diverse group of genetic disorders that affect red blood cell production, causing anemia. In November 2012, the CHMP adopted a positive opinion for Exjade use in these patients, which was followed by EU approval in December.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases in development for use in patients with polycythemia vera. The pivotal Phase III RESPONSE trial is currently enrolling patients to study ruxolitinib in patients with polycythemia vera who are resistant to or intolerant of hydroxyurea. This trial is managed by Incyte in the US and by Novartis outside the US.

  •
  LBH589 (panobinostat) is a highly potent pan deacetylase inhibitor targeting the epigenetic regulation of multiple oncogenic pathways, with development focused on hematological disease. The LBH589 Phase III PANORAMA-1 trial of bortezomib/dexamethasone plus panobinostat or placebo in relapsed or relapsed-and-refractory multiple myeloma has completed accrual, and regulatory filings are planned for this indication in 2013.

  •
  LCQ908 is a diacylglycerol acyltransferase-1 (DGAT-1) inhibitor. DGAT-1 catalyzes the final committed step in triglyceride synthesis and is believed to play a key role in whole body energy homeostasis. Inhibition of DGAT-1 represents a novel approach to treat metabolic disease and LCQ908 is currently in Phase III development for the treatment of an orphan disease called familial chylomicronemia syndrome.

  •
  LCZ696 is a first-in-class angiotensin receptor blocker/neprilysin inhibitor, a dual-acting compound that delivers concomitant inhibition of neprilysin and blockage of the angiotensin type 1 receptor (ARB). LCZ696 entered Phase III development at the end of 2009 for the treatment of chronic heart failure in patients with reduced ejection fraction, an indication in which angiotensin converting enzyme (ACE) inhibitors are the current standard of care. The ongoing Phase III PARADIGM-HF study tests the efficacy and safety of LCZ696 compared with the ACE inhibitor enalapril on morbidity and mortality or heart failure hospitalizations. In August 2012, results from the Phase II PARAMOUNT study showed that LCZ696 is the first therapy to significantly reduce NT-proBNP, a key predictor of morbidity and mortality in patients with heart failure with preserved ejection fraction, the other common form of chronic heart failure. In 2012, LCZ696 entered Phase III development for the treatment of hypertension.

  •
  LDK378 is a potent and highly selective oral ALK inhibitor that is in development for ALK+ cancers. A first in human phase I study of LDK378 showed preliminary clinical response in ALK+ non small cell lung cancer (NSCLC), including those previously treated with crizotinib. Phase II studies further exploring the role of LDK378 are currently recruiting patients.

  •
  Lucentis (ranibizumab) for the treatment of visual impairment due to choroidal neovascularization secondary to pathological myopia was submitted for regulatory approval in the EU in September 2012. In Japan, a submission for regulatory approval was filed in this indication in October 2012.

  •
  PKC412 (midostaurin) is an oral, multi-targeted, kinase inhibitor in Phase III development for treatment of patients with acute myeloid leukemia (AML) and in Phase II development for aggressive systemic mastocytosis (ASM). Filings are expected for newly diagnosed, FLT3-mutated AML and for ASM by 2014.

  •
  QMF149 is an investigational once-daily fixed-dose combination of the long-acting beta2-agonist QAB149 (indacaterol) and the corticosteroid mometasone, licensed from Merck, delivered in a single-dose dry-powder inhaler. Phase II development for asthma and COPD is currently ongoing. Filing in the EU is expected in 2015. There are no plans to initiate activities directly related to US development.

  •
  QVA149 is an investigational fixed-dose combination of the long-acting beta2-agonist QAB149 (indacaterol) and the long-acting muscarinic antagonist NVA237 (glycopyrronium), being developed as a once-daily treatment for COPD, in a single-dose dry-powder inhaler. In 2012, Novartis submitted marketing authorization applications in the EU and Japan for the treatment of adult patients with COPD. The US Phase III program for QVA149 has been agreed with the FDA, with product filing expected in the US in 2014.

  •
  RAD001 (Afinitor/Votubia, everolimus) is an oral inhibitor of the mTOR pathway. Phase III studies are underway in patients with breast cancer, lymphoma, hepatocellular cancer and non-functioning GI/Lung, NET.

  •
  RLX030 (serelaxin), the first in a new class of medicines, is a recombinant form of the human hormone relaxin-2, and is believed to act through multiple mechanisms on the heart, kidneys and blood vessels. Results from the Phase III RELAX-AHF study show that RLX030 improved symptoms and reduced mortality in patients with acute heart failure (AHF). Data from the study were presented at the American Heart Association congress in November 2012 and published simultaneously in The Lancet showing that RLX030 significantly reduced dyspnea (or shortness of breath), the most common symptom of AHF, which was the primary objective of the study based on pre-specified protocol criteria. In addition, RLX030 was associated with a 37% reduction in all-cause mortality (a safety endpoint) and in deaths due to cardiovascular causes (an additional pre-specified efficacy endpoint) at the end of six months. Based on the findings of the RELAX-AHF study, we submitted to the EU in December 2012, and plan to file in the US in the first half of 2013.

  •
  SOM230 (pasireotide) is a somatostatin analogue in development for patients with acromegaly. In the second quarter of 2012, results were presented from the Phase III trial comparing SOM230 long-acting release (LAR) against Sandostatin LAR. The study found that SOM230 LAR was significantly more effective at inducing full biochemical control in patients with acromegaly, a chronic hormonal disorder that occurs when excess growth hormone is produced, compared to the current standard of care, Sandostatin LAR. A study of SOM230 LAR versus octreotide LAR in patients with metastatic carcinoid tumors whose disease-related symptoms are inadequately controlled by somatostatin analogues was closed based on a futility analysis showing that it was unlikely to meet its primary endpoint. No new or unexpected serious adverse events were identified for SOM230 and safety was not a factor in the decision to close the study. Other studies evaluating SOM230 as a tumor control agent continue unaffected by this decision.

  •
  Tasigna (nilotinib) is being studied in patients with cKIT mutated melanoma in a trial initiated in April 2010.

  •
  Tekturna (aliskiren) is a direct renin inhibitor approved for the treatment of hypertension. Aliskiren is in Phase III development in chronic heart failure (the ATMOSPHERE trial). Aliskiren is expected to be submitted to health authorities for approval based on ATMOSPHERE in 2015.

  •
  TKI258 (dovitinib) is a multi-targeted kinase inhibitor of FGFR, VEGFR and PDGFR. With a unique preclinical profile its development is focused on FGFR-driven diseases. A Phase III registration trial in renal cell carcinoma completed accrual in September 2012.

  •
  Xolair (omalizumab) is a humanized monoclonal antibody approved for the treatment of persistent allergic asthma. Novartis and Genentech/Roche commenced development of omalizumab in a new indication, chronic idiopathic (or spontaneous) urticaria. Phase III studies began in 2011 and results are due to be presented in 2013. Regulatory filing is planned for 2013.

  •
  Zortress/Certican (everolimus) is an mTOR inhibitor with immune/non-immune cell proliferation inhibition being developed for prevention of solid organ transplant rejection. In 2009, Phase III development was initiated in the US for an expanded kidney transplant indication of Zortress in combination with tacrolimus and corticosteroids. In October 2012, European Health Authorities approved Certican for the prophylaxis of organ rejection in adult patients receiving a liver transplant. In the EU, it is also approved for the prophylaxis of organ rejection in adult patients at low-moderate immunologic risk receiving a kidney or heart transplant. In the US, the action date on the liver indication is expected in early 2013.

Projects Added To And Subtracted From The Development Table Since 2011

Project/Product	Potential indication/ Disease area	Change	Reason
AEB071	Prevention of organ rejection after transplantation—kidney and liver	Terminated	Clinical results did not show sufficient therapeutic benefit over standard of care

	Psoriasis	Terminated	Clinical results did not show sufficient therapeutic benefit over standard of care

BKM120	Endometrial cancer	Now disclosed as Breast cancer, Solid tumors

BYL791	Solid tumors	Added

BYM338	Sporadic Inclusion Body Myositis	Added	Entered confirmatory development

CTL019	Leukemia	Added	Compound licensed from University of Pennsylvania

HCD122	Hematological malignancies	Terminated	Studies were terminated because of limited clinical efficacy

INC424	Myelofibrosis	Commercialized	Received marketing approval in EU in 2012 under the brand name Jakavi.

	Polycythemia vera	Now disclosed under the brand name Jakavi

KAE609	Malaria	Added	Entered confirmatory development

Project/Product	Potential indication/ Disease area	Change	Reason
LCI699	Solid tumors	Now disclosed as Cushing's disease

LCQ908	Metabolic diseases	Now disclosed as Familial chylomicronemia syndrome

LDE225	Gorlin Syndrome	Terminated

	Solid tumors	Added

LDK378	Non small cell lung cancer	Added	Entered confirmatory development

LGT209	Hypercholesterolemia	Terminated	Competitive environment, potential delay to launch

LGX818	Melanoma	Added	Combination therapy with MEK162 study initiated

LIK066	Type II diabetes	Added	Entered confirmatory development

MEK162	Solid tumors	Now disclosed as Melanoma

NIC002	Smoking Cessation	Terminated	Study discontinued after Phase II data suggest there is unlikely to be a clinical benefit

QGE031	Allergic diseases	Added

QTI571	Pulmonary arterial hypertension	Terminated	US and EU filings withdrawn; additional data required for approval

RAD001 (Afinitor/Votubia)	Tuberous sclerosis complex-angiomyolipoma	Commericalized	Received marketing approval in EU and US

	Advanced ER+, HER2- breast cancer	Commercialized	Received marketing approval in EU and US

	Non-functioning GI/Lung, NET	Added	Entered confirmatory development

	Lymphoma	Now disclosed as Diffuse large B-cell lymphoma

SOM230	Cushing's Disease	Commercialized	Received marketing approval in EU and US under the brand name Signifor

	Acromegaly	Now disclosed under the brand name Signifor LAR

	Carcinoid Syndrome	Terminated

Signifor LAR	Cushing's disease	Added	Entered confirmatory development

 Principal Markets

        The Pharmaceuticals Division sells products in approximately 140 countries worldwide, but net sales are generally concentrated in the US, Europe and Japan, which together accounted for 76.6% of the division's 2012 net sales. At the same time, sales from expanding "emerging growth markets" have become increasingly important to us. See "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Factors Affecting Results of Operations—Fundamental Drivers Remain Strong—Growth of Emerging Markets." The following table sets forth certain data relating to our principal markets in the Pharmaceuticals Division.

Pharmaceuticals	2012 Net sales to third parties
	$ millions	%
United States	10,392	32.3
Americas (except the United States)	3,089	9.7
Europe	10,238	31.8
Rest of the World	8,434	26.2

Total	32,153	100.0

	$ millions	%
Established Markets*	24,778	77.1
Emerging Growth Markets*	7,375	22.9

Total	32,153	100.0

*
"Established Markets" are US, Canada, Western Europe, Australia, New Zealand and Japan. "Emerging Growth Markets" are all other markets.

        Many of our Pharmaceuticals Division's products are used for chronic conditions that require patients to consume the product over long periods of time, ranging from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.

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

        The manufacture of our products is complex and heavily regulated by governmental health authorities, which means that supply is never guaranteed. If we or our third-party suppliers fail to comply fully with regulations then there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

Marketing and Sales

        The Pharmaceuticals Division serves customers with 1,717 field force representatives in the US (including supervisors), and an additional 16,752 in the rest of the world, as of December 31, 2012. These trained representatives, where permitted by law, present the therapeutic risks and benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations. We are seeing the increasing influence of customer groups beyond the prescribers, and Novartis is responding by adapting our business practices. In addition, in January 2012, we announced that our US affiliate, Novartis Pharmaceuticals Corporation, planned to restructure its business to strengthen its competitive position in light of the impending loss in the US of our patent on Diovan, and the expected impact on worldwide sales of Tekturna/Rasilez after the ALTITUDE study termination. This restructuring resulted in a reduction of approximately 1,630 field force positions in the US in 2012, along with an additional 330 US headquarters positions.

        Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers.

        In the US, certain products can be advertised by way of television, newspaper and magazine advertising. Novartis also pursues co-promotion/co-marketing opportunities as well as licensing and distribution agreements with other companies when legally permitted and economically attractive.

        The marketplace for healthcare is evolving with the consumer becoming a more informed stakeholder in their healthcare decisions and looking for solutions to meet their changing needs. Where permitted by law, Novartis is seeking to tap into the power of the patient, delivering innovative solutions to drive loyalty and engagement.

Competition

        The global pharmaceutical market is highly competitive, and we compete against other major international corporations which sell patented prescription pharmaceutical products, and which have substantial financial and other resources. Competition within the industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development.

        As is the case with other pharmaceutical companies selling patented pharmaceuticals, Novartis faces ever-increasing challenges from companies selling generic forms of our products following the expiry of patent protection, or of products which compete with our products. Generic companies may also gain entry to the market through successfully challenging our patents, but we vigorously use legally permissible measures to defend our patent rights from generic challenges. In addition, we also face competition from over-the-counter (OTC) products that do not require a prescription from a physician. See also "—Regulation—Price Controls", below.

Research and Development

        We are among the leaders in the pharmaceuticals industry in terms of research and development investment. Our Pharmaceuticals Division invested the following amounts in research and development:

	2012		2011		2010(1)
	$ millions	Core R&D(2) $ millions	$ millions	Core R&D(2) $ millions	$ millions	Core R&D(2) $ millions
Research and Exploratory Development	2,584	2,530	2,676	2,625	2,368	2,311
Confirmatory Development	4,334	4,167	4,556	4,235	4,908	4,033

Total	6,918	6,697	7,232	6,860	7,276	6,344

(1)
Restated to account for the transfer of Corporate Research to the Pharmaceuticals Division
(2)
Core excludes impairments, amortization and other exceptional items

        Our Pharmaceuticals Division expensed $6.9 billion (on a core basis $6.7 billion) in research and development in 2012. This represented 21.5% (on a core basis 20.8%) of the division's total net sales. The Pharmaceuticals Division currently has 138 projects in clinical development.

        Innovation is critical to long-term success in the pharmaceutical industry. In 2011, the industry's average spend of pharmaceutical companies on research and development activities was 15% of net sales, but that number is declining as many companies opt to outsource research and development, in-license products and establish option- or risk-sharing deals with other companies. On the development side, many companies are entrusting the conduct of clinical trials to contract research organizations in an effort to cut costs. At Novartis, we have historically made the discovery and development of innovative medicines that address unmet patient needs a priority, and we plan to continue to do so. Our Pharmaceuticals Division research and development investment—in excess of 20% of the division's net sales in 2012, 2011 and 2010—reflects this.

        Research and Exploratory Development expenditure was $2.6 billion in 2012, practically unchanged from the 2011 amount of $2.7 billion. In 2011, Research and Exploratory Development expenditure increased to $2.7 billion from $2.4 billion in 2010, reflecting our investment in scientific talent.

        Confirmatory Development expenditures in 2012 decreased by 5% to $4.3 billion as compared against 2011. This included $0.1 billion in impairments of intangible assets in 2012 (2011: $0.3 billion). On a core basis, Confirmatory Development expenditure remained unchanged at $4.2 billion in 2012 and represented 13.0% of net sales as in the prior year.

        Confirmatory Development expenditures in 2011 decreased by 7% to $4.6 billion as compared against 2010. This included $0.3 billion in impairments of intangible assets in 2011 (2010: $0.9 billion). On a core basis, Confirmatory Development expenditure increased to $4.2 billion in 2011 (2010: $4.0 billion) and represented 13.0% of net sales (2010: 13.3% of net sales).

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

Research program

        Our Research program is responsible for the discovery of new medicines. The principal goal of our research program is to discover new medicines for diseases with unmet medical need. To do this we focus our work in areas where we have sufficient scientific understanding and believe we have the potential to change the practice of medicine. This requires the hiring and retention of the best talent, a focus on fundamental disease mechanisms that are relevant across different disease areas, continuous improvement in technologies for drug discovery and potential therapies, close alliance with clinical colleagues, and the establishment of appropriate external complementary alliances.

        All drug candidates are taken to the clinic via "proof-of-concept" trials to enable rapid testing of the fundamental efficacy of the drug while collecting basic information on pharmacokinetics, safety and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities.

        In 2003, we established the Novartis Institutes for BioMedical Research (NIBR). At NIBR's headquarters in Cambridge, Massachusetts, more than 1,700 scientists and associates conduct research into disease areas such as cardiovascular and metabolism disease, infectious disease, oncology, muscle disorders and ophthalmology. An additional 5,000 scientists and technology experts conduct research in Switzerland, UK, Italy, Singapore, China and five other US sites. Research is conducted at these sites in the areas of neuroscience, autoimmune disease, oncology, cardiovascular disease, gastrointestinal disease and respiratory disease. Research platforms such as the Center for Proteomic Chemistry are headquartered in the NIBR site in Basel, Switzerland. In addition, The Novartis Institute for Tropical Diseases, Novartis Vaccines for Global Health, the Frederich Miescher Institute, and the Genomics Institute of the Novartis Research Foundation, focus on basic genetic and genomic research as well as research into diseases of the developing world such as malaria, tuberculosis, dengue and typhoid fever.

        In August 2012, Novartis and the University of Pennsylvania (Penn) announced an exclusive global research and development collaboration to develop and commercialize targeted chimeric antigen receptor (CAR) immunotherapies for the treatment of cancers. The research component of this collaboration will focus on accelerating the discovery and development of additional therapies using CAR immunotherapy. In addition, NIBR and Penn will build the Center for Advanced Cellular Therapies at Penn (CACT) on the Penn campus in Philadelphia. The CACT will be a first-of-its kind research and development center established specifically to develop and manufacture adoptive T cell immunotherapies under the research collaboration guided by scientists and clinicians from NIBR and Penn.

        In June 2011, the ophthalmology disease research group at our Alcon Division joined NIBR's ophthalmology research group. Research continues to focus on the discovery and development of chemical and biological compounds for treating diseases of the eye, with a particular focus on diseases such as glaucoma and macular degeneration. The costs for these activities are allocated to Alcon.

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

Companion Diagnostics & Genoptix Medical Laboratory

        Recent advances in biology and bioinformatics have led to a much deeper understanding of the genetic underpinnings of disease and drug targets. Novartis is working to capitalize on these scientific advances to develop innovative diagnostic tests which potentially could improve physicians' ability to optimize patient outcomes and to administer the right treatment to the right patient at the right time.

        Advancing "personalized medicine" is a core to our overall drug discovery and development strategy. To further strengthen the alignment between our drug programs and our companion diagnostic development activities, in 2012 we realigned the Molecular Diagnostics function and embedded it within Oncology Global Development. Now known as Companion Diagnostics (CDx), the function is accountable for front-to-end development and manufacturing of regulated companion diagnostics and of registrational assays in pivotal clinical trials for both Oncology and GenMeds. CDx works to harness the full power of our internal capabilities and resources in an effort to develop and commercialize important new diagnostic tests to support our development products and disease areas. Additionally, CDx strategically works with external collaborators to leverage technologies and capabilities that fit our diagnostic requirements.

        Genoptix Medical Laboratory remains within our global Pharmaceuticals Division and continues to provide comprehensive laboratory services to community-based hematologists and oncologists in the US. Our aim is to improve health outcomes for patients by advancing the ability of physicians to define and monitor individualized treatment programs.

        As the number of compounds coming into development increases, streamlined and centralized management of our assays is vital to the success of our development activities. As a result, we have expanded our Clinical Trial Assay (CTA) capabilities through the creation of the CTA Center of Excellence within Genoptix. This expansion leverages the existing internal capability and expands their business potential as an end-to-end solution for managing Clinical Trial Assays across programs.

        Novartis remains committed to addressing unmet medical need regardless of market size. We continue to build our broad suite of diagnostic tools and services to improve patient outcomes. Using cutting-edge technologies such as Next Generation Sequencing, we have developed a robust and expanding portfolio of molecular diagnostic programs. We aim for multiple launches over the next few years to expand on the current offerings to our patients and our customers.

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

        Once an NDA or BLA is submitted, the FDA assigns reviewers from its staff in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics staff. After a complete review, these content experts then provide written evaluations of the NDA or BLA. These recommendations are consolidated and are used by the Senior FDA staff in its final evaluation of the NDA/BLA. Based on that final evaluation, FDA then provides to the NDA or BLA's sponsor an approval, or a "complete response" letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA which need to be addressed. The sponsor must then submit an adequate response to the deficiencies in order to restart the review procedure.

        Once the FDA has approved an NDA, BLA, sNDA or BLA amendment, the company can make the new drug available for physicians to prescribe. The drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under special conditions.

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

Japan

        In Japan, applications for new products are made through the Pharmaceutical and Medical Devices Agency (PMDA). Once an NDA is submitted, a review team is formed consisting of specialized officials of the PMDA, including chemistry/manufacturing, non-clinical, clinical and biostatistics. While a team evaluation is carried out, a data reliability survey and Good Clinical Practice/Good Laboratory Practice inspection are carried out by the Office of Conformity Audit of the PMDA. Team evaluation results are passed to the PMDA's external experts who then report back to the PMDA. After a further team evaluation, a report is provided to the Ministry of Health, Labor and Welfare (MHLW), which makes a final determination for approval and refers this to the Council on Drugs and Foods Sanitation which then advises the MHLW on final approvability. Marketing and distribution approvals require a review to determine whether or not the product in the application is suitable as a drug to be manufactured and distributed by a person who has obtained a manufacturing and distribution business license for the type of drug concerned and confirmation that the product has been manufactured in a plant compliant with Good Manufacturing Practices.

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

Price Controls

        In most of the markets where we operate, the prices of pharmaceutical products are subject to both direct and indirect price controls and to drug reimbursement programs with varying price control mechanisms. Due to increasing political pressure and governmental budget constraints, we expect these mechanisms to continue to remain robust—and to perhaps even be strengthened—and to have a negative influence on the prices we are able to charge for our products.

  •
  Direct efforts to control prices.

  •
  United States.  In the US, as a result of health care reform legislation enacted in 2010 and the recurring focus on deficit reduction, there is a significant risk of continued actions to control prices. Specifically, one proposal that has been repeatedly advanced would impose a government-mandated pricing formula on both patented and generic medications provided through the Medicare prescription drug benefit (Medicare Part D). As to health care reform, there is a newly created entity, the Independent Payment Advisory Board, which has been granted unprecedented authority to implement broad actions to reduce future costs of the Medicare program. This could include required prescription drug discounts or rebates, which could limit net prices for our products. In addition, the health care reform legislation included language authorizing significant increases in Medicaid rebates that were effective in 2010, a new excise tax on prescription drugs financed by government programs, and new required discounts in the Medicare Part D program, all effective in 2011. There is a risk that government officials will continue to search for ways to reduce or control prices.

  •
  Europe.  In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, has become very intense. Increasingly high barriers are being erected against the entry of new products, and payors are limiting access to innovative medicines based on cost-benefit analyses. In addition, prices for marketed products are referenced within Member States and across Member State borders, including new EU Member States. There is also a risk that certain Member States which currently use the euro as their currency, could cease to do so and issue their own de-valued currency. If this occurs then it could impact the effective prices we would be able to charge for our products. If the exiting Member State also serves as a reference country for other countries, then this devaluation could further substantially impact the effective prices we would be able to charge in such other countries.

    •
    Japan.  In Japan, the government generally introduces price cut rounds every other year, and the government additionally mandates price decreases for specific products. In 2012, the National Health Insurance price calculation method for new products and the price revision rule for existing products were reviewed, and the resulting new drug tariffs were effective beginning April 2012. The Japanese government is currently undertaking a healthcare reform initiative with a goal of sustaining the universal coverage of the National Health Insurance program, and is addressing the efficient use of drugs including promotion of generic use. Meanwhile, the government tentatively initiated a premium system which basically maintains the price of patented drugs for unmet medical needs in order to promote innovative new drug creation and the solution of the unapproved indication issue. The continuance of this system will be reviewed as a part of price reforms in 2014.

    •
    Rest of World.  Many other countries around the world are also taking steps to rein in prescription drug prices. As an example, in 2012, China, one of our most important emerging growth markets, cut retail ceiling prices on 95 cancer, hematology and immunology drugs, including our Femara. The price cuts averaged approximately 17%, and more cuts are expected next year.

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

  United States

        Patents.    In the US, a patent issued for an application filed today will receive a term of 20 years from the application filing date, subject to potential adjustments for Patent Office delay. A US pharmaceutical patent which claims a product, method of treatment using a product, or method of manufacturing a product, may be eligible for an extension of the patent term based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of 5 years, and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for any product based on FDA delay.

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

        Data and Market Exclusivity.    In addition to patent exclusivity, the EU also provides a system of regulatory data exclusivity for authorized human medicines, which runs in parallel to any patent protection. The system for drugs being approved today is usually referred to as "8+2+1" because it provides: an initial period of 8 years of data exclusivity, during which a competitor cannot rely on the relevant data; a further period of 2 years of market exclusivity, during which the data can be used to support applications for marketing authorization, but the competitive product cannot be launched; and a possible 1 year extension of the market exclusivity period if, during the initial 8 year data exclusivity period, the sponsor registered a new therapeutic indication with "significant clinical benefit." This system applies both to national and centralized authorizations. Since this system has been in force only since late 2005, the first 8 year period of data exclusivity has not yet expired, and many medicines are instead covered by the previous system in which EU member states provided either 6 or 10 years of data exclusivity.

        The EU also has an orphan drug system for medicines similar to the US system. If a medicine is designated as an orphan drug, then it benefits from 10 years of market exclusivity after it is authorized, during which time a similar medicine for the same indication will not receive marketing authorization.

  Japan

        In Japan, a patent can be issued for active pharmaceutical ingredients. Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method are patentable. Processes to make a pharmaceutical composition are also patentable. The patent term granted is generally 20 years from the filing date of the patent application on which the patent is based. It can be extended up to 5 years under the Japanese Patent Act to compensate for erosion against the patent term caused by the time needed to obtain marketing authorization from the MHLW. Typically, it takes approximately 7 to 8 years to obtain marketing authorization in Japan. A patent application on a pharmaceutical substance is usually filed shortly before or at the time when clinical testing begins. Regarding compound patents, it commonly takes approximately 4 to 5 years or more from the patent application filing date to the date that the patent is ultimately granted. As a result, it is not uncommon for the effective term of patent protection for an active pharmaceutical ingredient in Japan to be approximately 20 to 21 years, if duly extended.

        The following is a summary of the patent expiration dates for certain key products of our Pharmaceuticals Division:

Oncology

  •
  Gleevec/Glivec.  We have patent protection on imatinib, the active ingredient used in our leading product Gleevec/Glivec, until July 2015 in the US (including pediatric extension), until 2016 in the major EU countries and until September 2014 for the main indications in Japan with generics authorized for a minor indication expected from December 2013. Additional patents were granted in more than 40 countries including the US, Japan, France, Germany, UK, Italy and Spain, claiming innovative features of Gleevec/Glivec, including crystal form (expiry 2018), tablet formulation (expiry 2023) and process (expiry 2023). Patent protection on a new crystal form of imatinib has been challenged in the US, but no challenge has been made to the compound patent in the US. In Turkey, generic competition launched in 2012, despite extended litigation. In Canada and Russia, the compound patent will expire in April 2013. Litigation is ongoing in both countries.

  •
  Tasigna.  Patent protection for the active ingredient in Tasigna will expire in 2023 in the US and other major markets.

  •
  Zometa and Reclast/Aclasta. Patent protection on zoledronic acid, the active ingredient in these products, expired in 2012 in a limited number of smaller markets, and will expire in 2013 in the US and in other major markets. Additional patents claiming certain innovative forms or uses of these products have been granted in some countries including the US, UK, and the EU. These include a pharmaceutical product patent (US, expiry 2028), dosing regimen patent (US, expiry 2024; UK and EU, expiry 2021), and infusion time patent (Zometa only, US, expiry 2025). In the US, we settled patent litigation brought against a generic manufacturer who challenged our patent on zoledronic acid. Under the settlement agreement, the generic manufacturer has dropped its challenge against the compound patent and will not launch zoledronic acid in the US until after the patent expires in March 2013. Patent litigations are ongoing in the US against other generic manufacturers who have challenged the pharmaceutical product patent, but no additional US generic challenges have been made to the compound patent. Patent litigations are also ongoing against generic manufacturers in other countries including Australia (where we have obtained a preliminary injunction), Canada, and some European countries.

  •
  Femara.  Patent protection for the active ingredient in Femara expired in 2011 in the US and in major European markets, and expired in 2012 in Japan. Data exclusivity in Japan expires in 2014. Generic versions of Femara are available now in all major markets with the exception of Japan.

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

  •
  Exjade.  Patent protection for the active ingredient in Exjade will expire in 2019 in the US and in 2021 in other markets. In the US, a generic company has challenged the compound patent.

  •
  Afinitor/Votubia and Zortress/Certican. Patent protection for everolimus, the active ingredient in these products, and licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents, is expected to expire in 2020 in the US and in 2018-2019 in Europe and other major countries.

  •
  Jakavi.  Basic compound patent protection (including SPC) for Jakavi expires in 2027 in the EU. US rights to Jakavi are held by Incyte Corporation.

  •
  Signifor.  Signifor is subject to patent protection in the US and EU until 2026.

Primary Care

  Primary Care

  •
  Arcapta/Onbrez.  Patent protection for the active ingredient of Onbrez (Arcapta in the US) is expected to expire in 2025 in the US (including patent term extension), in 2024 in Europe, and in 2020 in various other markets.

  •
  Diovan/Co-Diovan/Diovan HCT.  Patent protection on valsartan, the active ingredient used in our long-time best-selling products Diovan and Co-Diovan/Diovan HCT, expired in the major countries of the EU in 2011, and in September 2012 in the US. As a result, Diovan and Co-Diovan/Diovan HCT face generic competition in those countries. With respect to the US, generic versions of Diovan HCT have launched in 2012. Generic versions of Diovan monotherapy have not yet launched in the US but could potentially launch at any time. Patent protection will expire in Japan in 2013 for Diovan and 2016 for Co-Diovan (including patent term extensions). Patent litigations are ongoing against generic manufacturers in Europe and Asia.

  •
  Exforge/Exforge HCT. Exforge is a single-pill combination of amlodipine besylate and valsartan. Exforge HCT is the single pill combination that also includes hydrochlorothiazide. The valsartan patents expired in many countries in 2011 and 2012, and will expire in 2013 in Japan (see above), except that, in Japan, the valsartan patent was extended for the Exforge product only to 2015. The patent on amlodipine besylate has expired. The patent covering the Exforge product (the combination of amlodipine besylate and valsartan) will expire in 2019 and has been challenged in both the US and Europe. In the US, under a license agreement with a generics manufacturer, the product is expected to face generic competition prior to patent expiry. We have regulatory exclusivity for the data generated for Exforge in Europe until 2017 and in Japan until 2014. However, there is a risk that generic manufacturers may circumvent regulatory exclusivity and gain approval of a combination valsartan-amlodipine product in Europe before 2017. The patent covering the Exforge HCT product (the combination of amlodipine besylate, hydrochlorothiazide and valsartan) will expire in 2023 and has been challenged in the US. In the US, under a license agreement with a generics manufacturer, the product is expected to face generic competition after Exforge.

  •
  Seebri.  There is no patent protection on glycopyrronium, the active ingredient in Seebri. A number of patents covering the formulations, commercial product and uses of this product expire by 2025. In addition, Seebri is entitled to regulatory exclusivity for the data generated for approval until 2022 in the EU, and until 2020 in Japan.

  •
  Tekturna/Rasilez and combination products. Patent protection for aliskiren, the active ingredient of Tekturna/Rasilez, and various single-pill combination products, will expire in 2018 in the US (not including pediatric extension) and between 2015 and 2020 in other markets.

  •
  Galvus and Eucreas. Patent protection for vildagliptin, the active ingredient of Galvus, and the patented active ingredient in Eucreas, is estimated to expire, with extensions, in 2019 to 2024.

  Established Medicines

  •
  Voltaren/Cataflam.  Patent protection for the active ingredient in Voltaren has expired worldwide.

  •
  Ritalin LA/Focalin XR.  There is no patent protection for the active ingredient in Ritalin or Focalin. A number of patents covering the formulation will expire in 2015 and 2019. Several generic manufacturers have filed applications to market generic versions of Ritalin LA and Focalin XR in the US. Some of these patent litigations have been settled. Litigation against several generic manufacturers was initiated in the US. These patent litigations have been settled.

Specialty Care

  Ophthalmology

  •
  Lucentis.  Patent protection for the active ingredient in Lucentis expires in 2018-22 in the EU and Japan. We do not have rights to market the product in the US. In December 2009, MedImmune filed a patent infringement suit against us in the UK and elsewhere in Europe, alleging that Lucentis infringes MedImmune's patents. MedImmune's European patents expired in 2011, but have been extended to 2016 in several European countries, including Italy, Germany, the UK, and France, and may be extended elsewhere in Europe. We have filed countersuits throughout Europe alleging non-infringement and invalidity. For more information regarding the Lucentis litigation see "Item 18. Financial Statements—note 20". These litigations have been settled.

  Neuroscience

  •
  Gilenya.  Patent protection for fingolimod, the active ingredient in Gilenya (licensed from Mitsubishi Tanabe Pharma Corporation), is expected to expire in 2019 in the US (including a 5-year patent term extension) and in 2018 in Europe (including a 5-year patent term extension). In Europe, we have regulatory exclusivity for the data generated for approval of Gilenya until 2021, which could possibly be extended by one year. A patent for the commercial formulation of Gilenya has been granted in most major markets. This patent will expire in 2024 in most countries, including the EU and Japan, and in 2026 in the US. In addition, a patent application is pending in the US for the commercial formulation of Gilenya which, if granted, would expire in 2024.

  •
  Exelon.  Patent protection for the active ingredient in Exelon, granted to Proterra and licensed to Novartis, expired in August 2012 in the US and in 2011 in most other major markets. We hold a patent on a specific isomeric form of the active ingredient used in Exelon which expires in 2014 in the US. Exelon Patch is further covered by a formulation patent expiring in 2019 in major markets. We settled litigation with several generic manufacturers who had filed applications to market generic versions of Exelon capsules in the US and had challenged our patents covering capsule formulations. Under the terms of the settlement agreements, Novartis granted these generic manufacturers licenses to the challenged US patents. As a result, generic versions of Exelon capsules are now on the market. The agreements do not permit the generic manufacturers to launch a generic version of the Exelon Patch prior to the patent expiration date. In April 2011, however, two generic manufacturers filed applications to market generic versions of the Exelon Patch in the US, and challenged the patents covering the Patch. We filed infringement lawsuits against both of these manufacturers. The remaining patent covering the oral form in Europe (the patent on the specific isomeric form) expired in July 2012; litigation relating to this patent continues in several European countries. In 2012 we became aware that generic rivastigmine patches were being developed and manufactured in South Korea for markets including the EU. We have filed an infringement lawsuit under our Korean patents.

  •
  Extavia.  Patent protection for the active ingredient in Extavia has expired. In May 2010, Biogen Idec filed a patent infringement suit in the US against Novartis, alleging that Extavia infringes its patent. The recently-granted Biogen Idec patent will expire in September 2026. The litigation is ongoing.

  •
  Comtan.  Patent protection for entacapone, the active ingredient in Comtan, which we licensed from Orion, expired in Europe in 2012, and will expire in the US in 2013. Other patents, such as a polymorph patent, have also been granted. US litigation concerning the patent on entacapone by Orion against two generic manufacturers who have challenged these patents has been settled. Under the terms of the settlement agreements, the first-to-file generic challenger launched a generic version of Comtan in September 2012, prior to the expiration of the US entacapone compound patent. The second generic challenger can launch a generic version of Comtan in the US in April 2013. Suit against a third generic manufacturer is ongoing in the US. Novartis was not a party to any of these litigations. In Europe, several generic manufacturers have obtained marketing authorizations.

  •
  Stalevo.  One of the active ingredients in Stalevo is entacapone, the active ingredient in Comtan. Patent protection for entacapone expired in 2012 in Europe, and will expire in the US in 2013 (see above). Stalevo is protected by additional patents expiring up to 2020. Patent litigation by Orion in the US against generic manufacturers who have challenged the patent on entacapone and Stalevo formulation patents has been settled. As a result, generic versions of Stalevo were launched in April 2012. Novartis was not a party to the litigation.

  Integrated Hospital Care

  •
  Ilaris.  Patent protection for the active ingredient in Ilaris is expected to expire in 2024 in the US and in 2024 in Europe.

  •
  Neoral/Sandimmune.  Patent protection for the cyclosporin ingredient of Neoral/Sandimmune has expired worldwide.

  •
  Myfortic.  There is no patent protection for the active ingredient in Myfortic. Patents covering the formulation will expire in 2017. Several generic manufacturers have filed applications to market generic versions of Myfortic in the US. Three patent litigations have been settled. In Europe, generic manufacturers are seeking approval for generic versions Myfortic in some European countries.

  Critical Care

  •
  Xolair.  Patent protection for the active ingredient in Xolair will expire in 2018 in the US, in 2017 in Europe and in Japan (if the patent term extension pending there is granted), and expired in 2012 in Canada and Hong Kong. No biosimilar competitors have launched to date.

  •
  TOBI Podhaler.  There is no patent protection for the active ingredient tobramycin. Patents covering the commercial product will expire from 2018 to 2022 in the US and EU. Additional patent applications are also pending with respect to the commercial product in the US and the EU. If the last-filed of these applications were granted, then that patent would expire in 2025. In addition, in Europe, the product is entitled to Orphan Drug Status until 2021 for the current approved indication.

Compounds in Development

        We file patent applications on our Compounds in Development during the course of the development process. The length of the term of any patents on our Compounds in Development cannot be known with certainty until after a compound is approved for marketing by a health authority. This is so because patent applications for many of the compounds will be pending during the course of the development process, but not yet granted. In addition, while certain patents may be applied for early in the development process, such as for the compound itself, it is not uncommon for additional patent applications to be applied for throughout the development process, such as for formulations, or additional uses. Further, in certain countries, data exclusivity and other regulatory exclusivity periods may be available, and may impact the period during which we would have the exclusive right to sell a product. These exclusivity periods generally run from the date the products are approved, and so their expiration dates cannot be known with certainty until the product approval dates are known. Finally, in the US and other countries, pharmaceutical products are eligible for a patent term extension for patent periods lost during product development and regulatory review. The law recognizes that product development and review by the FDA and other health authorities can take an extended period, and permits an extension of the patent term for a period related to the time taken for the conduct of clinical trials and for the health authority's review. However, the length of this extension and the patents to which it applies cannot be known in advance, but can only be determined after the product is approved.

        Subject to these uncertainties, we provide the following information regarding our Compounds in Phase III Clinical Development, if any, which have been submitted for registration to the FDA or the EU's EMA:

  •
  QVA149.    QVA149 is product which combines indacaterol, the active ingredient in Arcapta/Onbrez, with glycopyrronium, the active ingredient in Seebri. Patent protection for indacaterol is expected to expire in 2025 in the US (including patent term extension), in 2024 in Europe (including extensions(,, and in 2020 in various other markets. There is no compound patent protection on glycopyrronium, but there are patents and patent applications for the dry powder formulation technology that apply to both Seebri and QVA149. In addition, there are patents and patent applications for the combination of indacaterol and glycopyrronium that are due to expire in 2025.

  •
  RLX030.    Patent protection for the serelaxin molecule (human relaxin-2) has expired and the patents covering the formulation and process will expire shortly after the product's projected launch date. A patent covering the method of using serelaxin to treat acute heart failure has been granted in the US and expires in 2029. This use patent is now under examination worldwide in markets that permit use patents. Serelaxin is entitled to post-approval regulatory exclusivity for 12 years in the US, 11 years in Europe and 8 years in Japan.

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

ALCON

        Our Alcon Division is a leader in the research, development, manufacturing and marketing of eye care products worldwide. As of December 31, 2012, the Alcon Division employed 23,874 full-time equivalent associates worldwide in 75 countries. In 2012, the Alcon Division had consolidated net sales of $10.2 billion representing 18.0% of total Group net sales.

        Alcon is a global leader in eye care and with the April 2011 completion of the merger of Alcon into Novartis, eye care became our fifth growth platform alongside innovative pharmaceuticals, generics, vaccines and diagnostics, and consumer health. The 2011 merger united the strengths of Alcon, CIBA Vision and Novartis Ophthalmics into one eye care business. See "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Acquisitions, Divestments and Other Significant Transactions—Acquisitions in 2011—Corporate—Alcon, Inc." Our Alcon Division offers an extensive breadth of products serving the full lifecycle of patient needs across eye diseases, vision conditions and refractive errors, and is our second largest Division based on sales.

        To meet the needs of ophthalmologists, surgeons, optometrists, opticians and physician specialists, Alcon operates with three businesses: Surgical, Ophthalmic Pharmaceuticals and Vision Care. Alcon sells products in 180 markets, and runs operations in 75 countries. Each business operates with specialized sales forces and marketing support.

        Alcon's dedication to research and development is important to our growth plans. As part of our efforts, the Alcon Division works together with the Novartis Institutes for BioMedical Research (NIBR), our global pharmaceutical research organization. This collaboration allows our Alcon Division to leverage the resources of NIBR in an effort to discover and expand ophthalmic research targets and to develop chemical and biologic compounds for the potential development in diseases of the eye, with a particular focus on diseases such as glaucoma and macular degeneration.

        In March 2012, Alcon gained exclusive rights from ThromboGenics to commercialize ocriplasmin outside the US. Ocriplasmin is potentially the first pharmacological treatment for vitreomacular traction and macular hole in Europe. Ocriplasmin has been submitted for approval in the EU under the brand name Jetrea, and in January 2013 received a positive CHMP opinion. In October 2012, ocriplasmin was approved by the FDA.

        In the summer of 2012, Alcon acquired Endure Medical Systems. The acquisition enables Alcon to enter into the ophthalmic microscopy field through the addition of the LuxOR Microscope, which has applications for both cataract, as well vitreoretinal surgeries. Products are expected to be introduced globally in 2013.

        To further improve patient outcomes in cataract surgery, Alcon acquired the ophthalmic division of SensoMotoric Instruments in November 2012, providing Alcon with leading ocular surgical guidance technology. Alcon also agreed to acquire, from Jack Holladay, MD, and software developer Athanassios Kontos, the rights to certain surgical guidance and planning software used in cataract procedures.

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

        Alcon's Surgical portfolio includes the Infiniti vision system to perform cataract surgeries, the Constellation vision system for retinal operations, and the Wavelight refractive suite for refractive procedures. Alcon also offers the AcrySof family of intraocular lenses (IOLs) to treat cataracts, including the AcrySof IQ, AcrySof IQ ReSTOR, AcrySof IQ Toric and AcrySof IQ ReSTOR Toric IOLs, as well as the LenSx femtosecond laser, a cataract surgery technology that increases precision and reproducibility for the corneal incision, capsulorhexis and lens fragmentation steps of the procedure. In addition, Alcon provides advanced viscoelastics, surgical solutions, surgical packs and other disposable products for cataract and vitreoretinal surgery.

Ophthalmic Pharmaceuticals

        Our Alcon Division's Ophthalmic Pharmaceuticals business combines Alcon's broad range of pharmaceuticals with selected ophthalmic products (excluding Lucentis) previously marketed by the Novartis Pharmaceuticals Division. The products treat chronic and acute conditions of the eye including glaucoma, elevated intraocular pressure (associated with glaucoma), eye infection and inflammation, eye allergies, and dry eye. Our Alcon Division's Ophthalmic Pharmaceuticals business also oversees the line of professionally driven over-the-counter brands that include artificial tears and ocular vitamins. Product highlights within our Alcon Division's Ophthalmic Pharmaceuticals portfolio include Travatan Z ophthalmic solution and DuoTrav ophthalmic solution for the treatment of elevated intraocular pressure associated with glaucoma; Vigamox ophthalmic solution for bacterial conjunctivitis; Pataday ophthalmic solution for ocular itching associated with allergic conjunctivitis; Nevanac ophthalmic suspension for eye inflammation following cataract surgery, and the Systane family of over-the-counter products for dry eye relief.

Vision Care

        Our Alcon Division's Vision Care business combines the portfolio of contact lenses and lens care products formerly sold by our former CIBA Vision Business Unit, with Alcon's contact lens care solution portfolio. This includes the Opti-Free line of multi-purpose disinfecting solutions, as well as the Clear Care and AOSept Plus hydrogen peroxide lens care solutions. Alcon also offers a broad portfolio of silicone hydrogel, daily disposables and color contact lenses, including our Air Optix, Dailies and Freshlook brands, as well as our latest innovation of Dailies Total1. Through the integration of CIBA Vision products, Alcon is now one of the largest manufacturers across contact lenses and lens care products.

New Products

        Alcon launched a number of significant products in 2012, and also received a number of key approvals, including:

  •
  Dailies Total1 lenses—Water gradient daily disposable contact lenses received US and Japan approval in 2012. Also in 2012, Dailies Total1 contact lenses launched in Germany, Austria, Italy and France.

  •
  Opti-Free PureMoist—Multi Purpose Disinfecting Solution launched throughout 2012 in a number of Asian countries (including Japan and Singapore), Europe (including Russia and Italy), and South America.

  •
  Air Optix Night and Day Aqua—silicone hydrogel contact lenses launched throughout 2012 in South Africa and Australia, as well as in select countries in Europe, Latin and South America, and Asia.

  •
  Dailies Illuminate—color contact lenses introduced the new color, Rich Brown, in Japan, Hong Kong, Malaysia and Korea.

  •
  AcrySof IQ ReSTOR +2.5D Multifocal IOL and AcrySof IQ ReSTOR +2.5D Multifocal Toric IOL—advanced technology intra-ocular lenses launched in countries that recognize the CE Mark in September 2012 as a line extension of the already marketed AcrySof IQ ReSTOR +3.0D Multifocal IOL and AcrySof IQ ReSTOR+3.0D Multifocal Toric IOL. advanced technology IOL lenses correct cataracts, as well as refractive errors like presbyopia and astigmatism,,offering improved near and intermediate vision.

  •
  LenSx—femtosecond cataract refractive laser received additional indication by the FDA, and can now be used for corneal flap creation during refractive surgical procedures.

  •
  LenSx SoftFit Patient Interface—Alcon's latest innovation introduced within the LenSx laser platform launched in the US for use during cataract surgery, enabling easier docking, free floating capsulotomies, lower intra-ocular pressure and improved surgical performance.

  •
  Centurion—Alcon's next generation phacoemulsification system received FDA approval to perform cataract surgeries.

  •
  LuxOR Ophthalmic Microscope—re-launched in the US in July 2012. This addition broadens Alcon's surgical portfolio by expanding into the optical microscope segment of the market, and offering a solution for improved intra-operative visualization.

  •
  Durezol—FDA approval received for the indication of uveitis. The product was originally indicated for use as an anti-inflammatory for the eye post-surgery. The new indication for uveitis will treat inflammation in the uvea near the middle of the eye.

  •
  Nevanac—EMA approval received for the indication of prevention of post-surgical macular edema, Nevanac was originally indicated to treat pain and inflammation associated with cataract surgery.

  The new indication for prevention of post-surgical macular edema will treat the inflammatory response in the retina that limits achieving quality vision post cataract surgery.

  •
  Ilevro (nepafenac ophthalmic suspension), 0.3%—FDA approval received for the treatment of pain and inflammation associated with cataract surgery.

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
LenSx Laser used for specific steps in the cataract surgical procedure
LuxOR Microscope used for ophthalmic surgical procedures
Vitroretinal

Constellation vision system for vitreoretinal operations
 Constellation Ultravit vitrectomy probe
 Vitrectomy Probes in 23G, 25+
 Purepoint Laser System
 Grieshaber surgical instruments
 Edgeplus Blade Trocar Cannula System

Refractive

Allegretto Wave Eye-Q Excimer Laser for LASIK vision correction
 Wavelight FS200 laser for specific steps in LASIK surgical procedures
 Wavelight EX500 laser for LASIK vision correction
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
 Azarga Ophthalmic Suspension to lower intraocular pressure
(outside US markets)
Nyogel reduction of intraocular pressure
Anti-Infectives	Vigamox and Moxeza Ophthalmic Solution for treatment of bacterial conjunctivitis Okacin ophthalmic solution for treatment of bacterial conjunctivitis (Turkey only)
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
 Systane Lid Wipes
Lubricants for eye dryness, discomfort or ocular fatigue:
    Genteal
    Viscotears
    Oculotect (outside US markets)
    Hypotears

Allergy

Patanol and Pataday Ophthalmic Solutions for ocular itching associated with allergic conjunctivitis
 Patanase nasal spray for seasonal nasal allergy symptoms
Zaditor Antihistamine Eye Drops for temporary relief of itchy eyes associated with eye allergies (over-the-counter in the US)
 Zaditen Ophtha an H1-antagonist to fight allergic conjunctivitis
 Livostin an H1-antagonist to fight allergic conjunctivitis (Canada only)

Ear Infections	Ciprodex* Otic Suspension to treat middle and outer ear infections
Ocular Nutrition

ICaps eye vitamin dietary supplements provide essential dietary ingredients to support eye health
 Vitalux nutrient supplements help patients with age-related macular degeneration maintain their vision (outside US markets)

Other Products	Antikatarata supplementary treatment of lens opacities (Russia only)

*
CiproDex® is a registered trademark of Bayer, AG.

Vision Care

Contact Lenses	Air Optix family of silicone hydrogel contact lenses
 Dailies family of daily disposable contact lenses
 FreshLook family of color contact lenses
Dailies Total1 water gradient silicone hydrogel contact lenses
Contact Lens Care	Opti-Free PureMoist MPDS Opti-Free RepleniSH MPDS Opti-Free Express MPDS Clear Care Cleaning and Disinfecting Solution (AOSept Plus outside of North America)

Alcon Products in Development

Franchise	Project/Compound	Condition	Planned filing dates	Current phase
Surgical	AcrySof IQ ReSTOR IOL (new design)	Cataract	US 2013 EU 2012 Jpn 2013	Advanced development Approved Advanced development

	AcrySof IQ ReSTOR Toric IOL (new design)	Cataract	US 2014 EU 2012 Jpn 2015	Advanced development Approved Advanced development

	Next generation Phaco system	Cataract	US 2012 EU 2013 Jpn 2013	Approved Advanced development Advanced development

	AcrySof IQ ReSTOR Toric IOL	Cataract	US 2014 Jpn 2014	Advanced development Advanced development

	AcrySof IQ ReSTOR Toric IOL diopter range expansion	Cataract	US 2013 Jpn 2013	Advanced development Advanced development

	AcrySof IQ Toric IOL low diopter range expansion	Cataract	US 2013 Jpn 2013	Advanced development Advanced development

	AcrySof Cachet angle-supported phakic lens	Refractive	US 2013(1) Jpn 2013	Advanced development Advanced development

	Next generation IOL	Cataract	US 2013 EU 2013 Jpn 2014	Advanced development Advanced development Advanced development

	Infiniti system upgrade	Cataract	US Filed Jpn 2012	Approved Filed

	Allegretto EX-500 laser, new indication	Refractive	US 2015	Advanced development

	LenSx Laser, system expansion	Cataract	US 2013 EU 2013 Jpn 2015	Advanced development

	LuxOr microscope	Cataract	EU 2013	Advanced development

	Luxite microscope	Cataract	US 2013 EU 2013 Jpn 2014	Advanced development

(1)
This application was withdrawn in 2011 per FDA recommendation and will be re-filed in 2013 with complete 5-year data.

Franchise	Project/Compound	Condition	Planned filing dates	Current phase
Ophthalmic Pharmaceuticals	Azorga solution	Glaucoma	Jpn 2012	Filed

	Brinzolamide/Brimonidine fixed combination	Glaucoma	US 2012 EU 2013	Filed Phase III

	Travoprost, new formulation	Glaucoma	US 2013 EU 2012	Phase III Filed

	Nepafenac, new formulation	Anti-inflammatory	US 2011 EU 2012	Approved Filed

	Olopatadine, new formulation	Ocular allergy	US 2013	Phase III

	AL-60371	Otic infections	US 2013	Phase III

	Jetrea (ocriplasmin)	Retina	EU 2011	Filed

Vision Care	New Toric Lens Design	Contact lens	US 2012 EU 2012 Jpn 2012	Filed Approved Filed

	New Multi-focal Design	Contact lens	US 2013 EU 2013 Jpn 2013	Advanced development

	New Color Lens Design	Contact lens	US 2013 EU 2013 Jpn 2014	Advanced development

	New Lens Solution	Lens Solution	US 2014 EU 2014	Advanced development

Principal Markets

        The principal markets for our Alcon Division include the US, Americas (except the US), Japan and Europe. The following table sets forth the aggregate 2012 net sales of the Alcon Division by region:

Alcon Division	2012 Net Sales to third parties
	$ millions	%
United States	4,016	39.3
Americas (except the United States)	1,104	10.8
Europe	2,710	26.5
Rest of the World	2,395	23.4

Total	10,225	100.0

	$ millions	%
Established Markets*	7,805	76.3
Emerging Growth Markets*	2,420	23.7

Total	10,225	100.0

*
"Established Markets" are US, Canada, Western Europe, Australia, New Zealand and Japan. "Emerging Growth Markets" are all other markets.

        Sales of certain eye care ophthalmic pharmaceutical products, including those for allergies, anti-inflammatory and dry eye, are subject to seasonal variation. Sales of the majority of our other products are not subject to material changes in seasonal demand.

 Research and Development

        In 2012, the Alcon Division expensed $975 million (on a core basis $950 million) in research and development, which amounted to 9.5% of the Division's net sales. The Alcon Division expensed $892 million (on a core basis $869 million) and $352 million (on a core basis $351 million) in research and development in 2011 and 2010, respectively.

        The Alcon Division has more than 2,100 associates dedicated to research and development, working to address diseases and conditions that affect vision, such as cataracts, glaucoma, retina diseases, dry eye, infection, ocular allergies and refractive error. Our Alcon Division plans to invest more than $5 billion over the next five years to drive research and new product development in eye care. Alcon's pipeline strategy is built around a proof-of-concept qualification process, which quickly identifies opportunities that have the best chance for technical success and advances those projects, while terminating others with a low probability of success.

        The Novartis Institutes for BioMedical Research (NIBR) is the Novartis global pharmaceutical research organization that works to discover innovative medicines that treat disease and improve human health. See "—Pharmaceuticals—Research and Development." For Alcon's pharmaceutical business, NIBR engages in research activities in an effort to discover and expand ophthalmic research targets, and to develop chemical and biologic compounds for the potential development in diseases of the eye, with a particular focus on diseases such as glaucoma and macular degeneration. The costs for these activities are allocated to Alcon.

        Research and development activities for Alcon's surgical business are focused on expanding intraocular lens capabilities to improve refractive outcomes and developing instruments for cataract, vitreoretinal and corneal refractive surgeries. The focus for the Vision Care business is on the research and development of new lens materials, coatings and designs to improve patient comfort, and on lens care solutions that provide the safety, disinfecting and cleaning power needed to help maintain ocular health.

Production

        We manufacture our Alcon Division's pharmaceutical products at eight facilities in the United States, Belgium, France, Spain, Brazil, Mexico and Singapore. Our Alcon Division's surgical equipment and other surgical medical devices are manufactured at ten facilities in the United States, Belgium, Switzerland, Ireland, Germany and Israel. Our Alcon Division's contact lens and certain lens care production facilities are in the US, Canada, Germany, Singapore, Malaysia and Indonesia.

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

        The manufacture of our products is complex and heavily regulated, which means that supply is never guaranteed. Like our competitors, our Alcon Division has faced manufacturing issues, and has received Warning Letters relating to such manufacturing issues. In particular, in December 2012, Alcon received an FDA Warning Letter following an inspection at the LenSx laser manufacturing site in Aliso Viejo, California. Alcon has responded in writing to the FDA and is committed to addressing these observations and collaborating with the Agency to ensure that they are fully resolved. The items noted in the Warning Letter do not affect the safety or effectiveness of the LenSx laser, or impact Alcon's ability to sell the product.

        If we or our third-party suppliers fail to comply fully with regulations then there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

Marketing and Sales

        Our Alcon Division conducts sales and marketing activities around the world in 75 countries organized under five operating regions (US and Canada, Europe/Middle East/Africa, Latin America/Caribbean, Asia and Japan). The global sales force is organized around the Surgical, Ophthalmic Pharmaceuticals and Vision Care businesses.

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

 SANDOZ

        Our Sandoz Division is a leader in developing, manufacturing and marketing generic pharmaceutical products, follow-on biopharmaceutical products and drug substances that are not protected by valid and enforceable third-party patents. As of December 31, 2012, affiliates of the Sandoz Division employed 25,835 full-time equivalent associates worldwide, and sells products in approximately 140 countries. In 2012, the Sandoz Division achieved consolidated net sales of $8.7 billion, representing 15.4% of the Group's total net sales.

        The Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third-party patents. Sandoz has activities in Retail Generics, Anti-Infectives, Biopharmaceuticals, Oncology Injectables, Ophthalmis, Respiratory and Dermatology. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and sells biotechnology manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market. Sandoz Ophthalmics, which was formed through the integration of Alcon's generic division Falcon, develops, manufactures and markets generic ophthalmic and otic products. In addition, Sandoz expanded its presence in Respiratory through the acquisition of Oriel Therapeutics in 2010, and expanded its presence in Dermatology through the acquisition of specialty dermatology company Fougera Pharmaceuticals in 2012.

        Sandoz has three strategic priorities: to be first-to-market as originators' substance patents expire or become unenforceable, to be cost competitive by leveraging economies of scale in production and development, and to differentiate Sandoz based on its extensive global reach and advanced technical expertise in the development, manufacturing and marketing of differentiated generics and biosimilars.

        According to IMS Health, Sandoz is the second-largest company in worldwide generic sales and is the global leader in biosimilars, with three marketed medicines accounting for approximately half of all biosimilars in the combined regions of North America, Europe, Japan and Australia. In addition, we have a pipeline of eight to ten biosimilar molecules including biosimilar rituximab (sold by Roche under the brand names Rituxan®/Mabthera®) and other monoclonal antibodies at various stages of development. Our 2010 launch of generic enoxaparin sodium (sold by Sanofi under the brand name Lovenox®) in the US, for which we recorded more than $1 billion net sales in its first 12 months on the market, also helped Sandoz to achieve a global leadership position in generic injectables, based on IMS Health figures. With the integration of Falcon Pharmaceuticals, Sandoz is now positioned as a leading seller of generic ophthalmic medicines. In addition, Sandoz remains one of the leading manufacturers of antibiotics worldwide.

        In July 2012, Sandoz completed the acquisition of Fougera Pharmaceuticals for $1.525 billion in an all-cash transaction. This acquisition makes Sandoz a leader in generic dermatology medicines globally, and further strengthens Sandoz's differentiated products strategy. Fougera is a specialty dermatology business which had 2011 net sales of $429 million. Fougera Pharmaceuticals operated two main businesses: Fougera, a leading player in the US dermatology generics sector with 45 products and more than 200 SKUs, and PharmaDerm, a branded specialty pharmaceuticals business with 17 brands and over 40 SKUs.

        In 2012, key product launches in the US, the single largest market for Sandoz, included generic valsartan HCT (an authorized generic of the Pharmaceuticals Division's Diovan HCT), atorvastatin (a generic version of Pfizer's Lipitor®), voriconazole for injection (Pfizer's Vfend®), an authorized generic of sumatriptan (GlaxoSmithKline's Imitrex®) and calcipotriene (LEO Pharma's Dovonex®). Key product launches in various European countries include valsartan/valsartan HCT, atorvastatin (Lipitor®), candesartan (AstraZeneca's Atacand®), and irbesartan (Sanofi and Bristol-Myers Squibb's Aprovel®).

        In Biopharmaceuticals, Sandoz continued to strengthen its global leadership in biosimilars, and to drive its contract manufacturing base business. Recombinant growth hormone Omnitrope, which was first launched in Europe in 2006 and in 2007 in the US, was launched in Colombia and Turkey in 2012, and is now marketed in over 40 countries. According to IMS data, Omnitrope recently became the second-largest human growth hormone in the US, outselling four of the five originator products. The rollout of high-dosage oncology formulations continued to drive growth of anemia medicine Binocrit in several European countries, complementing the base nephrology business. Sandoz G-CSF biosimilar, Zarzio, which was approved in the EU in 2009 for the treatment of neutropenia, continued to grow rapidly in Europe.

        Sandoz made significant progress on its biosimilar pipeline in 2012, with the start of Phase III clinical trials for two molecules. Sandoz now has four molecules in Phase III trials, including the division's first monoclonal antibody, a biosimilar version of the originator compound rituximab (Roche's Rituxan®/MabThera®), which is currently in a Phase III clinical trial for the treatment of follicular lymphoma, and a Phase II trial for rheumatoid arthritis. The other molecules undergoing Phase III testing are biosimilar versions of pegfilgrastim (Amgen's Neulasta®), filgrastim for US registration (Amgen's Neupogen®), and epoetin alfa (Janssen's Procrit®).

        In 2012, Sandoz accelerated its efforts to build a leading, sustainable and lasting presence across Sub-Saharan Africa, where it is already the number one provider of generics medicine across French West Africa. A strong product portfolio, including anti-infectives, tuberculosis treatments and maternal and child health products, support the objective to expand on the continent and address the needs of African patients. The Division also undertook close collaborations with local partners through several corporate responsibility projects, including the development of "Health Shops" in Zambia in collaboration with the Zambian Ministry of Health to improve access to essential medicines in rural areas, collaboration with Ethiopian authorities to set up a regional bioequivalence laboratory in Ethiopia, and a partnership with a local manufacturer in Cameroon to increase availability of high-quality essential drugs. Sandoz is developing plans to expand its production capacity in Sub-Saharan Africa to address a growing demand for high-quality drugs.

New Products

        Sandoz launched a number of important products in various countries in 2012, including:

  •
  Valsartan HCT (authorized generic of our Diovan/Co-Diovan)

  •
  Atorvastatin (Pfizer's Lipitor®)

  •
  Sumatriptan (GlaxoSmithKline's Imitrex®)

  •
  Candesartan/candesartan HCT (AstraZeneca's Atacand®)

  •
  Latanaprost (Pfizer's Xalatan®)

  •
  Calcipotriol (LEO Pharma's Dovonex®)

  •
  Clobetasol propionate (Gladerma Lab's Clobex®)

  •
  Donepezil (Pfizer's Aricept®)

  •
  Montelukast (Merck's Singulair ®)

  •
  Quetiapine (AstraZeneca's Seroquel®)

 Key Marketed Products

        The following tables describe key marketed products for Sandoz (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Enoxaparin sodium injection	Lovenox®	Anti-coagulant
Amoxicillin/clavulanic acid	Augmentin®	Anti-infective
Omeprazole	Prilosec®	Ulcer and heartburn treatment
Lansoprazole	Prevacid®	Proton pump inhibitor
Acetylstein	Fluimicil®	Respiratory system
Fentanyl	Duragesic®	Analgesic
Tacrolimus	Prograf®	Transplantation
Simvastatin	Zocor®	Cholestorol lowering treatment
Linex (lactobacillus)	n/a	Dietary supplement
Candesartan	Atacand®	Anti-hypertensive
Valsartan/valsartan HCT	Diovan/Co-Diovan	Cardiovascular

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cefalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives
Tiamuline	Anti-infectives
Lovastatin, Simvastatin, Pravastatin	Statins
Vancomycin	Anti-infectives
Thyroxine	Hormones

Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Omnitrope	Somatropin®	Recombinant human growth hormone
Binocrit and Epoetin alfa Hexal	Eprex®/Erypo®	Recombinant protein used for anemia
Zarzio and Filgrastim Hexal	Neupogen®	Recombinant protein used in oncology

Oncology Injectables

Product	Originator Drug	Description
Carboplatin	Paraplatin®	Ovarian, lung, head-neck and cervix cancer
Epirubicin	Farmorubicin®	Breast, lung, ovarian, gastric and bladder cancer, and others
Gemcitabine	Gemzar®	Bladder, pancreas, lung, ovarian, and breast cancer
Methotrexate	Folex®, Rheumatrex®	Arthritis; breast, lung, cervix and ovarian cancer, and others
Oxaliplatin	Eloxatin®	Colorectal and colon cancer
Paclitaxel	Taxol®	Breast, lung and ovarian cancer, Kaposi sarcoma
Docetaxel	Taxotere®	Breast, ovarian and non-small cell lung cancer

Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz, although Sandoz sells products in more than 140 countries. This table sets forth aggregate 2012 net sales by region:

Sandoz	2012 Net Sales to third parties
	$ millions	%
United States	2,786	32.0
Americas (except the United States)	634	7.3
Europe	4,225	48.6
Rest of the World	1,057	12.1

Total	8,702	100.0

	$ millions	%
Established Markets*	6,402	73.6
Emerging Growth Markets*	2,300	26.4

Total	8,702	100.0

*
"Established Markets" are US, Canada, Western Europe, Australia, New Zealand and Japan. "Emerging Growth Markets" are all other markets.

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

        We manufacture and package our Sandoz products at 45 manufacturing sites across 19 countries. Among these, our principal production facilities are located in Barleben, Germany; Kundl and Unterach, Austria; Menges and Ljubljana, Slovenia; Broomfield, Colorado; Wilson, North Carolina; Stryków, Poland; Kalwe and Mahad, India; Boucherville, Canada; Cambé , Brazil; Gebze and Syntex, Turkey; Hicksville and Melville, New York. In December 2010, Novartis announced the signing of a Memorandum of Understanding, confirming its intention to build a new, full-scale pharmaceutical manufacturing plant in St. Petersburg, Russia. Construction began in 2011 and the plant is expected to produce approximately 1.5 billion units per year (oral solid dosage forms), of which the majority is anticipated to be generic products. Our total investment in the plant is expected to be approximately $140 million.

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

        In November 2011, we received a Warning Letter from the FDA with respect to three of our Sandoz Division's facilities—in Broomfield, Colorado, Wilson, North Carolina, and Boucherville, Canada. The letter followed inspections at all three sites in the course of 2011, and raised concerns regarding these facilities' compliance with FDA cGMP regulations. The FDA observations in the letter related primarily to general documentation, validation and investigation practices. It states that until the FDA confirms that the deficiencies have been corrected, the FDA can recommend disapproval of any pending applications or supplements listing Novartis affiliates as a drug manufacturer. In addition, FDA may refuse requests to issue export certificates to our Sandoz US affiliate, or import certificates to our Sandoz Canada affiliates. The letter further states that other federal agencies may take the Warning Letter into account when considering the award of contracts. Sandoz is collaborating with the FDA to promptly correct all concerns raised in the Warning Letter, and to ensure that our products are safe and effective and meet highest quality standards. In the fourth quarter of 2012, Sandoz announced that the FDA upgraded the compliance status of its Broomfield, Colorado site. Nonetheless, if we fail to fully resolve the issues raised in the Warning Letter then we could be subject to legal action without further notice including, without limitation, seizure and injunction.

        Our Sandoz Division has experienced significant supply interruptions in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. The manufacture of our products is complex and heavily regulated, making supply never an absolute certainty. If we or our third-party suppliers fail to comply fully with regulations then there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of business interruptions or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

Marketing and Sales

        Sandoz sells a broad portfolio of generic pharmaceutical products to wholesalers, pharmacies, hospitals and other healthcare outlets. Sandoz adapts its marketing and sales approach to local decision making processes, depending on the structure of the market in each country.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of bioequivalent generic products for patented pharmaceutical products. In the US, statutes have been enacted by virtually all states that permit or require pharmacists to substitute a less expensive generic product for the brand-name version of a drug that has been prescribed to a patient. Generic use is growing in Europe, but penetration rates in many EU countries are below those in the US because reimbursement practices do not create efficient incentives for substitution. Legislative or regulatory changes can have a significant impact on our business in a country. In Germany, for example, the generic market is in transition as healthcare reforms increasingly shift decision making from physicians to insurance funds. A new German Pharmaceutical Law (AMNOG), introduced in January 2011, has driven implementation of the "single-molecule" tender contract system by promoting automatic substitution at pharmacy level. In January 2012 the second part of AMNOG came into force changing the drug price ordinance for prescription-only drugs. As a consequence of the new regulation, as of January 1, 2012, pharmacies' costs of purchasing medicines significantly increased. In anticipation of the change, there was an industry-wide stock-in of products by pharmacists at the end of 2011, which impacted Sandoz sales in the first quarter of 2012.

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

        In addition, research-based pharmaceutical companies have responded to increased competition from generic products by licensing their patented products to generic companies (the so-called "authorized generic"). By doing so, research-based pharmaceutical companies participate in the conversion of their patented product once generic conversion begins. Consequently, generic companies that were not in a position to compete on a specific product may enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (See "—Regulation"). The company that launches an authorized generic typically launches its product at the same time as the generic exclusivity holder. While this may serve as a business opportunity to Sandoz when our Pharmaceuticals Division's products lose patent protection, this tends to reduce the value of the exclusivity for the company that invested in creating the first generic medicine to compete with the originator product. Furthermore, certain research-based companies continually seek new ways to protect their market franchise and to decrease the impact of generic competition. For example, some research-based pharmaceutical companies have reacted to generic competition by decreasing the prices of their patented product, or engaging in other tactics to preserve the sales of their branded products, thus possibly limiting the profit that the generic companies can earn on the competing generic product.

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

        Currently, the affiliates of the Sandoz Division employ more than 2,600 Development and Registration staff who explore alternative routes for the manufacture of known compounds and develop innovative dosage forms of well-established medicines. These associates are based worldwide, including major facilities in Holzkirchen and Rudolstadt, Germany; Kundl, Schaftenau and Unterach, Austria; Ljubljana and Menges, Slovenia; Kalwe, India; Boucherville, Canada; and East Hanover, New Jersey. In 2012, Sandoz expensed $695 million (on a core basis $749 million, as a result, in part, of a decrease of a contingent consideration liability related to a business combination) in product development, which amounted to 8.0% of the division's net sales. Sandoz expensed $640 million (on a core basis $724 million, as a result, in part, of a decrease of a contingent consideration liability related to a business combination) and $658 million (on a core basis $618 million) in 2011 and 2010 respectively.

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

VACCINES AND DIAGNOSTICS

        Our Vaccines and Diagnostics Division is a leader in the research, development, manufacturing and marketing of vaccines and diagnostic products used worldwide. As of December 31, 2012, the Vaccines and Diagnostics Division employed 6,391 full-time equivalent associates worldwide in 30 countries. In 2012, the Vaccines and Diagnostics Division had consolidated net sales of $1.9 billion representing 3.3% of total Group net sales.

        Novartis Vaccines' products include meningococcal, influenza, pediatric, adult and travel vaccines. Novartis Diagnostics is dedicated to increasing transfusion safety with NAT blood testing products and immunoassay reagents that detect infectious disease worldwide and through distribution of research use blood genotyping products in select markets.

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

        In January 2013, Bexsero, the Novartis investigational Meningococcal Group B Vaccine (rDNA, component, adsorbed) received EU approval, following a positive opinion from the CHMP in November 2012. With this approval Bexsero becomes the first broad coverage vaccine to help prevent the leading cause of meningitis in Europe. Global incidence of meningococcal Group B disease (MenB) is estimated to be between 20,000 and 80,000 cases per year, with an approximate 10 percent fatality rate. In the UK, MenB is the cause of the majority (55%) of all meningitis and septicemia, and the cause of 96% of cases in infants. Bexsero has also been submitted for approval to health authorities in Canada, Brazil and Australia. We are working with health authorities in the EU to provide access to Bexsero as soon as possible.

        Menveo (MenACWY-CRM), a quadrivalent conjugate vaccine for the prevention of the A, C, Y and W-135 strains of meningococcal disease, was approved in 2010 in the US for use in individuals 11-55 years old and in the EU for individuals 11 years and older. In 2011, Menveo gained approval for use in individuals 2-10 years old in the US, and in 2012 gained approval in the EU for individuals 2 years and older. In June 2011, the FDA accepted for review a supplemental Biologics License Application to expand the Menveo indication to include infants and toddlers from 2 months of age. In February 2012, Novartis received a complete response letter from the FDA with respect to this application. We plan to resubmit our application to the agency in early 2013.

        Influenza vaccines are an important franchise of the division. Today, we are among the world's largest producers of influenza vaccines. Influenza vaccination is one of the most effective public health interventions, sparing millions of people from complications, including death, from this infectious disease. In November 2012, the FDA approved Flucelvax, the first cell-culture derived influenza vaccine approved in the US, to help protect adults 18 years and older against seasonal influenza. Cell-culture technology marks the most significant advance in influenza vaccine manufacturing in the US in more than 40 years, and is an alternative to traditional egg-based production. Flucelvax does not contain any preservatives, such as thimerosal, or antibiotics.

        In 2012, Novartis announced that it would deliver Fluvirin, its seasonal influenza vaccine, to the US market and ship more than 30 million doses to US customers for the 2012/2013 season. Almost 90% of these doses were shipped by September, in time for the start of public vaccination programs. Early arrival of seasonal influenza vaccines ensures that healthcare professionals are equipped to provide the earliest possible protection against influenza.

        Young children and older adults are among the most vulnerable to influenza. Fluad, our adjuvanted seasonal influenza vaccine, has been approved for more than a decade in Europe to enhance the immune response in older adults, helping to overcome their naturally occurring immune vulnerability and enabling effective protection against influenza.

        In June 2012, Novartis was awarded a contract under the HHS Centers for Innovation in Advanced Development and Manufacturing by the US Department of Health and Human Services (HHS). Under the terms of the contract, our production facility in Holly Springs, NC will provide late-stage development and manufacturing expertise and capabilities to support HHS-driven projects, including development of new biodefense agents and rapid manufacturing response in the event of a public health emergency. In addition, Novartis remains dedicated to working with the World Health Organization and other stakeholders to support global pandemic preparedness, including affordable and equitable access to pandemic vaccines for developing countries.

        In 2012, Novartis informed the WHO and other public health partners that, due to adequate supply and decreased global demand, it would cease oral polio vaccine (OPV) manufacturing by 2013. All current supply commitments for 2013 will be fulfilled as contracted. Novartis has been proud to have provided a significant proportion of the global supply of OPV for more than 20 years and is a longtime supporter of the Global Polio Eradication Initiative. Novartis will continue to support polio eradication and other key global immunization initiatives.

        Novartis Vaccines continues to expand geographically through the 2011 completion of the acquisition of an 85% stake in the vaccines company Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd. Zhejiang Tianyuan offers marketed vaccine products in China. Novartis will collaborate with Tianyuan on strengthening its existing product portfolio and expanding its innovation capabilities. This acquisition is also expected to facilitate the introduction of additional Novartis vaccines into China where there continues to be tens of thousands of new cases of vaccine-preventable diseases each year.

        The Diagnostics business maintains its market leadership in blood safety and Hepatitis C antigen manufacturing. Our Procleix portfolio of highly sensitive nucleic acid-based tests and automation platforms, developed in collaboration with Gen-Probe, Inc. (now owned by Hologic, Inc.) are used in markets around the world to screen donated blood for HIV-1, HIV-2, Hepatitis types B and C, and West Nile Virus.

        We continue to expand our line of nucleic acid testing products in global markets through a combination of regulatory approvals and ongoing investment in new assays and next-generation automation platforms. In 2011, the company received FDA approval of Procleix Ultrio Plus Assay, a highly sensitive 3-in-1 assay for detection of HIV-1, Hepatitis B, and Hepatitis C viruses in donated blood. The assay, like others in the Procleix family, feature a unique 2-region detection of HIV Type 1 to reduce the risk of missed HIV infections in the blood supply.

        In September, 2012 Novartis commercially launched the fully automated and integrated Procleix Panther system and Procleix Ultrio Elite 4-in-1 assay for detection of HIV-1, HIV-2, Hepatitis B, and Hepatitis C virus in the European Union.

        The use of our NAT blood and plasma screening products continues to grow in new markets, with blood banks in China, Korea and Malaysia recently coming online with Novartis platforms.

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

Key Marketed Vaccine Products

Product	Indication
Influenza Vaccines
Agrippal	A surface antigen, inactivated, seasonal influenza vaccine for adults and children above six months of age.
Fluad	A surface antigen, inactivated, seasonal influenza vaccine containing the proprietary MF59 adjuvant for the elderly
Fluvirin	A surface antigen, inactivated, seasonal influenza vaccine for adults and children four years of age and up
Optaflu (EU)	Cell culture-based, surface antigen, inactivated, influenza vaccine for adults 18 years of age and up
Flucelvax (US)	Cell culture-based surface antigen, inactivated, seasonal flu influenza vaccine indicated for those aged 18 years and older
Meningococcal Vaccines
Bexsero	Meningococcal Group B Vaccine [rDNA component adsorbed]
Menjugate	Meningococcal C vaccine for children 2 months of age and up
Menveo	Meningococcal A, C, W-135 and Y vaccine for children, adolescents and adults between 2 and 55 years of age
Travel Vaccines
Encepur Children Encepur Adults	Tick-borne encephalitis vaccine for children 1-11 years of age and for adults 12+ years of age
Ixiaro(1)	Prophylactic vaccine against Japanese encephalitis virus
Rabipur/Rabavert	Vaccine for rabies, which can be used before or after exposure (typically animal bites) in all age groups
Pediatric Vaccines
Polioral	Live, attenuated, oral poliomyelitis vaccine (Sabin) containing attenuated poliomyelitis virus types 1, 2 and 3 from birth
Quinvaxem(2)

Fully liquid pentavalent vaccine combining antigens for protection against five childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b for children above 6 weeks of age

(1)
In collaboration with Intercell.

(2)
In collaboration with Crucell.

Vaccine Key Products in Development

Project/Compound	Potential indication/ Disease area	Planned submissions	Current Phase	Status
Menveo (US, infant)	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants and toddlers, and young children	Complete	Registration	Resubmission planned early 2013
Fluad (US)	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2013	III	US Phase III study for older adults (65 years of age and older) and study in children completed
Quadrivalent Influenza Vaccine (QIV)	Seasonal influenza	≥2013	II	Phase III studies expected to start in 2013
MenABCWY	Prevention of meningococcal disease (serogroups A, B, C, Y and W-135)	≥2013	II	Phase III under evaluation
Group B streptococcus	Prevention of group B streptococcus	≥2013	II
Staph. Aureus	Prevention of Staphylococcus aureus	≥2013	I
TdaP	Prevention of Tetanus, Diphtheria, Pertussis	≥2013	I

Key Marketed Diagnostics Products

Product	Product Description
Procleix Tigris System	Fully integrated and automated instrument for high-throughput batch NAT blood and plasma screening
Procleix Panther System	Fully automated NAT screening instrument for continuous load or batch processing
Procleix SP System	Fully automated liquid-handling instrument for pooling and creation of archive plates
Procleix Ultrio Elite Assay	Highly sensitive NAT assay to detect HIV-1, HIV-2, HCV and HBV on the Procleix Panther platform
Procleix Ultrio Plus Assay	Highly sensitive NAT assay to detect HIV-1, HCV and HBV on the Procleix Tigris platform.
Procleix WNV Assay	First NAT assay approved by the FDA to detect West Nile virus in donated blood
Procleix Parvo/HAV Assay	Highly sensitive 2-in-1 NAT assay to detect Parvovirus B19 and Hepatitis A during plasma processing

Diagnostics Key Products in Development

Therapeutic Area	Product	Product Description	Planned filing dates/ Current phase
Blood Screening	Dengue Assay	NAT test designed to detect the Dengue virus	Development
	Procleix Xpress System	Automated pooling and archiving solution	Development
	Procleix NAT Manager Software	Procleix data and information management system	Development

 Principal Markets

        The principal markets for our Vaccines and Diagnostics Division include the US and Europe. The following table sets forth the aggregate 2012 net sales of the Vaccines and Diagnostics Division by region:

Vaccines and Diagnostics	2012 Net Sales to third parties
	$ millions	%
United States	746	40.2
Americas (except the United States)	181	9.7
Europe	658	35.4
Rest of the World	273	14.7

Total	1,858	100.0

	$ millions	%
Established Markets*	1,434	77.2
Emerging Growth Markets*	424	22.8

Total	1,858	100.0

*
"Established Markets" are US, Canada, Western Europe, Australia, New Zealand and Japan. "Emerging Growth Markets" are all other markets.

        Sales of certain vaccines, including influenza and tick borne encephalitis vaccines, are subject to seasonal variation. Sales of the majority of our other products are not subject to material changes in seasonal demand.

Research and Development

        In 2012, the Vaccines and Diagnostics Division expensed $453 million (on a core basis $429 million) in research and development, which amounted to 24.4% of the division's net sales. The Vaccines and Diagnostics Division expensed $523 million (on a core basis $494 million) and $523 million (on a core basis $506 million) in research and development in 2011 and 2010 respectively.

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

        We manufacture our vaccines products at six facilities in Europe, the US and Asia. Our principal production facilities are located in Liverpool, UK; Marburg, Germany; Siena and Rosia, Italy; Ankleshwar, India; and Holly Springs, North Carolina. We continue to invest and upgrade our existing sites to ensure that previously initiated remediation efforts are completed and meet quality standards. In addition, certain conjugation and chemistry activities for vaccines are performed at our Emeryville, California site. At our Emeryville site we manufacture antigens and associated conjugates as both intermediates, and in final kits for diagnostics and blood donation screening around the world. We are the world leader in GMP production of HCV antigens used for clinical diagnostic and blood donation screening products sold by other companies. Companies in these markets, including our long-standing collaboration partners Ortho Clinical Diagnostics purchase these products which we manufactured for use in their blood testing assays. Our NAT products for blood and plasma screening are manufactured by Gen-Probe, Inc., with sales, marketing, and distribution by Novartis Diagnostics.

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

        The manufacture of our products is complex and heavily regulated, which means that supply is never guaranteed. Like our competitors, our Vaccines and Diagnostics Division has faced significant manufacturing issues. If we or our third-party suppliers fail to comply fully with regulations then there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

Marketing and Sales

        Our main Vaccines marketing and sales organizations are based in Switzerland, Germany, UK, Italy and the US. We are also seeking to expand operations in China, India, Europe and Latin America. In the US, we market influenza, meningococcal, Japanese Encephalitis and rabies vaccines through a network of wholesalers and distributors as well as direct to key customers. Direct sales efforts are focused on public health and distributor channels, and on non-traditional channels, such as employers, chain drug headquarters and service providers.

        The main Diagnostics marketing and sales organizations are based in the US, Switzerland, and Hong Kong. Sales efforts for NAT products are focused on blood banks and plasma fractionators, with some marketing efforts in the US and Canada focused on sales of research-use red blood cell genotyping products from Progenika, Inc., through an agreement with Grifols SA of Spain. With about 40% of the 90 million blood donations made worldwide each year not being tested with nucleic acid screening, the company will continue to focus on increasing adoption of NAT testing in emerging markets of the world.

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

Regulation

        Our vaccines products are subject to essentially the same regulatory procedures as are the products of our Pharmaceuticals Division. See "—Pharmaceuticals—Regulation." In the US, a company seeking approval of a vaccine submits a Biologics License Application (BLA) for the vaccine, rather than an NDA. Subsequently, the BLA follows substantially the same path for approval as does an NDA. In addition, license applications for seasonal flu vaccines must be submitted annually.

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

CONSUMER HEALTH

        Consumer Health is a leader in the research, development, manufacturing and marketing of a wide range of competitively differentiated products that restore, maintain or improve the health and well-being of consumers, as well as pets and livestock. The business of Consumer Health is conducted by a number of affiliated companies throughout the world. Consumer Health consists of the following two divisions:

  •
  OTC (over-the-counter medicines)

  •
  Animal Health

        Each division has its own research, development, manufacturing, distribution and selling capabilities. However, neither division is material enough to the Group to be separately disclosed as a segment. As of December 31, 2012, the affiliates of Consumer Health employed 8,752 full-time equivalent associates worldwide. In 2012, the affiliates of Consumer Health achieved consolidated net sales of $3.7 billion, which represented 6.6% of the Group's total net sales.

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

        The following is a description of the two Consumer Health divisions:

  •
  OTC (over-the-counter medicines) is a leader in offering leading products designed for self-care, and the and prevention of common medical conditions and ailments, to enhance people's overall health and well-being. The business of OTC is conducted by a number of affiliated companies in more than 50 countries. The OTC business focuses on a group of strategic global brands in leading product categories that include treatments for cough/cold/respiratory (Triaminic, Otrivin, TheraFlu/NeoCitran), pain relief (Excedrin, Voltaren), digestive health (Benefiber, Prevacid24HR, Pantoloc Control), dermatology (Lamisil, Fenistil), and smoking cessation (Habitrol/Nicotinell).

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

 Principal Markets

        The principal markets for Consumer Health are the US and Europe. The following table sets forth the aggregate 2012 net sales of Consumer Health by region:

Consumer Health	2012 Net Sales to third parties
	$ millions	%
United States	652	17.4
Americas (except the United States)	429	11.5
Europe	1,877	50.3
Rest of the World	777	20.8

Total net sales	3,735	100.0

	$ millions	%
Established Markets*	2,415	64.7
Emerging Growth Markets*	1,320	35.3

Total net sales	3,735	100.0

*
"Established Markets" are US, Canada, Western Europe, Australia, New Zealand and Japan. "Emerging Growth Markets" are all other markets.

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

        OTC:    Products for our OTC Division are produced by the division's own plants, strategic third-party suppliers and other Group plants (which are predominantly owned and operated by the Pharmaceuticals Division). The primary OTC plants are located in Lincoln, Nebraska; Nyon, Switzerland; Humacao, Puerto Rico; and Jamshoro, Pakistan.

        Animal Health:    Approximately 80% of our production volume is manufactured by third parties and Novartis affiliates in other divisions. Animal Health has production facilities of its own located around the world, with main sites in Wusi Farm, China; Dundee, UK; Larchwood, Iowa; Charlottetown, Canada; and Huningue, France.

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

        In December 2011, we suspended operations and shipments from the OTC Division facility located at Lincoln, Nebraska, which also produces certain products for our Animal Health Division. This action was taken to accelerate maintenance and other improvement activities at the site. Subsequently, in January 2012, we recalled certain OTC Division products that were produced at the Lincoln facility. We made significant progress in 2012 in the remediation of quality issues at Lincoln, and have out-sourced the production of certain Lincoln products. However, as of the date of this Form 20-F, it is not possible to determine when the plant will resume significant operations. As a result of the manufacturing issues at Lincoln, we have suffered and may continue to suffer significant losses in sales and market share. In addition, we have been required to expend considerable resources on the remediation of the issues at this site. Should we fail to complete the planned improvements at the site in agreement with FDA in a timely manner, then we may suffer a significant additional losses in sales and drainage of resources, and we could be subject to legal action without further notice.

        As a result of the activities at Lincoln, Consumer Health has experienced, and continues to experience, significant supply interruptions, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. The manufacture of our products is complex and heavily regulated, which means that supply is never guaranteed. If we or our third-party suppliers fail to comply fully with regulations then there could be another product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of business interruptions or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues when they arise.

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

        Animal Health:    Novartis Animal Health has dedicated research and development facilities in Switzerland, North America and Australia. The main focus for research is identification of potential new parasiticides and therapeutics in key areas of internal medicine. In addition, in the US and Canada, we devote resources to the quest for new pharmaceuticals and vaccines for farm animals and cultivated fish. Also, our researchers exploit synergy with other Novartis businesses and collaborate with external partners to develop veterinary therapeutics and vaccines. Drug delivery projects, some in collaboration with external partners, concentrate on key treatment areas and aim to improve efficacy and ease of use.

        In 2012, Consumer Health expensed $291 million (on a core basis $291 million) in research and development, which amounted to 7.8% of the division's net sales. Consumer Health expensed $296 million (on a core basis $292 million) and $261 million (on a core basis $261 million) in research and development in 2011 and 2010 respectively.

Regulation

        OTC:    For OTC products, the primary regulatory process for bringing a product to market consists of preparing and filing a detailed dossier with the appropriate national or international registration authority and obtaining approval of the applicable health authority. See "—Pharmaceuticals—Regulation." In the US, in addition to the NDA process, which also is used to approve prescription pharmaceutical products, an OTC product may be sold if the FDA has determined that the product's active ingredient is generally recognized as safe and effective. FDA makes this determination through a regulatory process known as the OTC Drug Review. In the OTC Drug Review, the FDA has established, in a series of monographs, the conditions under which particular active ingredients may be recognized as safe and effective for OTC use. Pharmaceutical companies can market products containing these active ingredients without the necessity of filing an NDA and going through its formal approval process, so long as the company complies with the terms of the published monograph. Outside the US, countries have their own regulatory processes for approving or allowing the sale of pharmaceutical products, including prescription, OTC, and switching from prescription to OTC status. These processes vary from country to country, but essentially are all built on the principle of requiring an assessment of product efficacy, quality and safety before any marketing activities can be undertaken. In addition, a process similar to the US monograph system exists in some countries, such as Canada and Japan.

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

        The following table sets forth our major production and research facilities.

Location/Division	Size of Site (in square meters)	Major Activity

Major Production facilities:

Pharmaceuticals
Ringaskiddy, Ireland	60,000	Drug substances, intermediates

Grimsby, UK	64,000	Drug substances, intermediates

Stein, Switzerland	130,000	Steriles, ampules, vials, tablets, capsules, transdermals

Basel, Switzerland—Klybeck	11,000	Drug substances, intermediates

Basel, Switzerland—Schweizerhalle	26,000	Drug substances, intermediates

Location/Division	Size of Site (in square meters)	Major Activity

Basel, Switzerland—St. Johann	28,000	Drug substances, intermediates, biopharmaceutical drug substance

Torre, Italy	24,000	Tablets, drug substance intermediates

Changshu, China	56,000	Drug substances, intermediates

Vacaville, California	7,400	Biopharmaceutical drug substances

Suffern, NY	48,000	Tablets, capsules, transdermals, vials

Kurtkoy, Turkey	52,000	Tablets, capsules, effervescents

Horsham, UK	17,000	Tablets, capsules

Sasayama, Japan	8,600	Tablets, capsules, dry syrups, suppositories, creams, powders

Huningue, France	44,000	Biopharmaceutical drug substances

Cairo, Egypt	47,000	Tablets, creams, liquids, steriles

Singapore	29,000	Bulk tablets

Wehr, Germany	24,000	Tablets, creams, ointments

Barbera, Spain	24,000	Tablets, capsules

Resende, Brazil	16,000	Drug substances, intermediates

Chang Ping, China	17,000	Tablets, capsules, gel

Schaftenau, Austria	5,600	Tablets

San Carlos, California	21,000	Inhalors

Carlsbad, California	15,500	Molecular Diagnostics testing and services, Clinical trial assay center

Alcon
Fort Worth, TX	421,000 (production and R&D facilities)	Pharmaceutical

Puurs, Belgium	55,000	Pharmaceutical, Surgical, Vision Care

Singapore	50,000	Pharmaceutical, Vision Care

Location/Division	Size of Site (in square meters)	Major Activity

Duluth, GA	44,000 (production and R&D facilities)	Vision Care

Grosswallstadt, Germany	40,000 (production and R&D facilities)	Vision Care

Houston, Texas	36,325	Surgical

Johor, Malaysia	35,000	Vision Care

Pulau Batam, Indonesia	27,000	Vision Care

Des Plaines, IL	27,000	Vision Care

Huntington, West Virginia	24,600	Surgical

Irvine, California	19,500 (production and R&D facilities)	Surgical

Sinking Spring, Pennsylvania	18,000	Surgical

Mississauga, Canada	15,000	Vision Care

Kaysersberg, France	14,800	Pharmaceutical, Vision Care

Cork, Ireland	13,650	Surgical

Sao Paulo, Brazil	8,360	Pharmaceutical, Vision Care

Erlangen, Germany	6,600 (production and R&D facilities)	Surgical

Aliso Viejo, California	5,200	Surgical

Schaffhausen, Switzerland	4,100 (production and R&D facilities)	Surgical

Mexico City, Mexico	2,900	Pharmaceutical, Vision Care

Pressath, Germany	2,600 (production and R&D facilities)	Surgical

Neve Ilan, Israel	1,000	Surgical

Sandoz
Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech products, intermediates, active drug substances, final steps (finished pharmaceuticals)

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Hicksville, NY	101,700 (production and R&D facilities)	Dermatology products

Barleben, Germany	95,000	Broad range of finished dosage forms

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of finished dosage forms

Location/Division	Size of Site (in square meters)	Major Activity

Broomfield, CO	60,000	Broad range of finished dosage forms

Kalwe, India	61,000	Broad range of finished dosage forms

Mahad, India	43,000	Active drug substances

Gebze, Turkey	42,000	Broad range of finished dosage forms

Cambé, Brazil	32,000	Broad range of finished dosage forms

Wilson, NC	31,000	Broad range of finished dosage forms

Rudolstadt, Germany	37,000 (production and R&D facilities)	Inhalation technology, ophthalmics and nasal products

Stryków, Poland	20,000	Broad range of finished dosage forms

Holzkirchen, Germany	17,000 (production and R&D facilities)	Oral dispersible films, transdermal delivery systems, reservoir and matrix patches

Melville, NY	15,800 (production and R&D facilities)	Dermatology products

Unterach, Austria	15,000 (production and R&D facilities)	Oncology injectables

Boucherville, Canada	14,000 (production and R&D facilities)	Injectable products

Kolshet, India	11,000	Generic pharmaceuticals

Vaccines and Diagnostics
Holly Springs, NC	50,000 (production facilities)	Vaccines and adjuvant

Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Siena/Rosia, Italy	99,000 (production and R&D facilities)	Vaccines

Liverpool, UK	38,000	Vaccines

Marburg, Germany	86,000 (production and R&D facilities)	Vaccines and adjuvant

Ankleshwar, India	11,000	Vaccines

Location/Division	Size of Site (in square meters)	Major Activity

Consumer Health
OTC
Lincoln, NE	48,000 (production and R&D facilities)	Tablets, liquids, creams, ointments, capsules, patches, powders

Nyon, Switzerland	15,000 (production and R&D facilities)	Liquids, creams, aerosols

Humacao, Puerto Rico	13,000	Tablets, capsules, medicated chocolates, softgels and medicated dissolving strips

Jamshoro, Pakistan	24,000	Tablets, liquids, creams

Animal Health
Wusi Farm, China	39,000	Insecticides, antibacterials, acaricides, powders

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary immunologicals

Dundee, UK	11,000	Liquids

Huningue, France	5,000	Formulation and packaging of tablets, creams, ointments, suspensions and liquids

Charlottetown, Canada	5,000	Veterinary vaccines for aquaculture

Major Research and Development Facilities:

Pharmaceuticals
East Hanover, NJ	177,000	General pharmaceutical products

Basel, Switzerland—St. Johann	150,000	General pharmaceutical products

Basel, Switzerland—Klybeck	140,000	General pharmaceutical products

Cambridge, MA	116,000	General pharmaceutical products

Horsham, UK	38,000	Respiratory and nervous system diseases

Emeryville, CA	(included in Vaccines and Diagnostics facilities)	Oncology

Shanghai, China	5,000	Oncology

Location/Division	Size of Site (in square meters)	Major Activity

Alcon
Fort Worth, TX	421,000 (production and R&D)	Pharmaceutical

Duluth, GA	44,000 (production and R&D)	Vision Care

Barcelona, Spain	41,250	Pharmaceutical, Vision Care

Grosswallstadt, Germany	40,000 (production and R&D)	Vision Care

Irvine, California	19,500 (production and R&D)	Surgical

Erlangen, Germany	6,600 (production and R&D)	Surgical

Schaffhausen, Switzerland	4,100 (production and R&D)	Surgical

Pressath, Germany	2,600 (production and R&D)	Surgical

Sandoz
Kundl and Schaftenau, Austria	449,000 (production and R&D facilities)	Biotech processes, pharmaceutical technologies

Menges, Slovenia	131,000 (production and R&D facilities)	Biotech products and active drug substances

Hicksville, NY	101,700 (production and R&D facilities)	Dermatology products

Ljubljana, Slovenia	83,000 (production and R&D facilities)	Broad range of oral sterile finished dosage forms and new delivery systems

Rudolstadt, Germany	37,000 (production and R&D facilities)	Finished dosage forms for inhalation and ophthalmics

Kolshet, India	20,000 (production and R&D facilities)	Generic pharmaceuticals

Holzkirchen, Germany	17,000 (production and R&D facilities)	Broad range of dosage forms, including implants and transdermal therapeutic systems

Melville, NY	15,800 (production and R&D facilities)	Dermatology products

Unterach, Austria	15,000 (production and R&D facilities)	Oncology injectables

Boucherville, Canada	14,000 (production and R&D facilities)	Injectable and ophthalmic products

East Hanover, NJ	6,000	Broad range of finished dosage forms

Location/Division	Size of Site (in square meters)	Major Activity

Vaccines and Diagnostics
Emeryville, CA	99,000 (production and R&D facilities; includes Pharmaceuticals facilities)	Vaccines and blood testing

Siena/Rosia, Italy	97,000 (production and R&D facilities)	Vaccines

Marburg, Germany	45,000 (production and R&D facilities)	Vaccines

Cambridge, MA	9,000	Vaccines

Consumer Health
OTC
Lincoln, NE	48,000 (production and R&D facilities)	Tablets, capsules, liquids, ointments, creams and high-potent compounds, powders

Nyon, Switzerland	15,000 (production and R&D facilities)	Over-the-counter medicine products

Hyderabad, India	3,000 (R&D facilities)	Tablets, capsules, powders, creams, ointments, oral liquids, multiparticulates

Animal Health
St. Aubin, Switzerland	26,000	Parasiticides, therapeutics for companion and farm animals

Larchwood, IA	13,000 (production and R&D facilities)	Veterinary vaccines

Yarrandoo, Australia	3,000	Animal Health products

Victoria, Canada	4,500	Aquaculture vaccines

Basel, Switzerland	2,000	Animal Health products

        In the fourth quarter of 2010, we announced a Group-wide review of our manufacturing footprint. In 2012 we continued to optimize our manufacturing footprint, bringing the total number of production sites that are in the process of being restructured or divested to 15. This has and is expected to enable us to reduce excess capacity and to shift strategic product to technology competence centers. We have recorded charges related to exits, impairment charges and inventory write-offs of $68 million in 2012, bringing the total charges to $400 million since the program began.

        The current phase of the long-term redevelopment of our St. Johann headquarters site in Basel, Switzerland is expected to be finalized in 2015. This project, called "Campus," was started in 2001 with the aim of transforming the site into a center of knowledge with a primary emphasis on international corporate functions and research activities. At that time, changes needed to be made to the Campus, since the site had originally been designed primarily for pharmaceuticals production, but Research and Development had come to account for a greater proportion of our activities at the site. Through December 31, 2012, the total amount paid and committed to be paid on the Campus Project was

$2.1 billion. We expect that, through 2015, we will spend more than $2.3 billion on the Campus and to transfer production facilities from the Campus to other sites in the Basel region. Preparations for plans beyond 2015 are currently under discussion. We intend to fund these expenditures from internally developed resources.

        In 2007, NIBR opened a start-up facility for our new R&D center in Shanghai, China (CNIBR). In 2008, we broke ground on Phase 1 of a new facility that was originally to be home to approximately 400 R&D scientists and approximately 400 other Pharmaceuticals Division personnel. In 2009, we announced that we would expand the scope of the site and invest $1 billion over the next five years to increase the size of our operations in Shanghai. Based on a re-evaluation of the site conducted in 2010, the current Phase 1 has been extended by two buildings to fulfill the requirements for the cross-divisional Shanghai campus to house 800 offices and 400 laboratory work places. As of December 31, 2012, structural works have been finished at CNIBR, and the first above ground buildings have begun to be built. Through December 31, 2012, the total amount paid and committed to be paid on the CNIBR Project is $345 million.

        In 2010, we announced that we would invest $600 million over the next five years to build new laboratory and office space for NIBR in Cambridge, Massachusetts on an area of land close to the existing NIBR research facilities on Massachusetts Avenue. In 2011 we finalized design plans for the new buildings, received necessary zoning changes from the city of Cambridge and began preparing the site for construction. Construction began on the site in April 2012. Through December 31, 2012, the total amount paid and committed to be paid on the NIBR Project is $164 million.

        In the fourth quarter of 2012, we announced the planned construction of a new state-of-the-art biotechnology production site in Singapore with an investment valued at over $500 million. The new facility will focus on drug substance manufacturing based on cell culture technology. Construction is planned to commence in 2013, and the site is expected to be fully operational in 2016. It will be co-located with the pharmaceutical production site based in Tuas, Singapore. In the future, Singapore is expected to be a technological competence center for both biotechnology and pharmaceutical manufacturing at Novartis. Commencement of construction at the site is planned for 2013. Through December 31, 2012, the total amount paid and committed to be paid on this project is $22.5 million.

        In the second quarter of 2012, Novartis announced the construction of a new state-of-the-art production facility to produce solid dosage form medicines for the Pharmaceuticals Division in Stein, Switzerland. We expect our investment in this facility to exceed CHF 500 million. The new facility is planned to replace an older facility which will be partially demolished by 2016. Stein is planned to be a technological competence center for both sterile and solid dosage form drugs, while Novartis plans to expand the site's strategic role as a key platform for global launches of new pharmaceutical products. Through December 31, 2012, the total amount paid and committed to be paid on this project is $90 million.

        During 2012, the Pharmaceuticals Division commenced a series of projects in which we expect to invest over $300 million over the next five years. These projects are in the following three areas: implementation of a serialization product tracking program across its pharmaceutical operations network, providing a health, safety and environment/Good Manufacturing Practices upgrade for its milling and blending center at Stein, Switzerland, and for the upgrade of change control systems.

        In 2010, we commenced a construction project on the campus of Novartis Pharmaceuticals Corporation (NPC) in East Hanover, New Jersey. This project is expected to continue through 2013. It involves construction of three new office buildings, a parking garage, and upgrades to the site entrances. The purpose of the project is to consolidate NPC personnel on one site to drive innovation, collaboration and productivity. The consolidation is also expected to achieve long-term cost savings resulting from the elimination of off-campus leases. We expect that through 2013 we will spend more than $545 million to complete the construction and consolidate operations onto the campus. As of December 31, 2012, the total amount paid and committed to be paid on this project was $442 million.

        In December 2012, we acquired a 16,000 square meter FDA-approved manufacturing facility in Morris Plains, NJ, from Dendreon Corporation for $43 million. In particular, we purchased all fixed assets at the site, including all equipment, machinery, utilities, and cell therapy related plant infrastructure, while the land and building will continue to be leased from a third party. The facility, and certain former Dendreon personnel whom we intend to retain, will support both clinical and commercial production of potential new products and therapies that emerge from the Novartis-University of Pennsylvania (Penn) collaboration announced in August 2012, including CTL019. The facility space and infrastructure could also accommodate future chimeric antigen receptor production activities, in addition to CTL019.

        In 2008, the Vaccines and Diagnostics Division broke ground on a new rabies and tick-borne encephalitis manufacturing facility in Marburg, Germany which is expected to require a total investment of approximately $330 million. Construction is complete and the facility is in the process of executing the necessary validation activities. Regulatory approvals for products are planned for 2012 and 2013. As of December 31, 2012, the total amount paid and committed to be paid on this project was $303 million.

        In 2009, the Vaccines and Diagnostics Division opened the division's new cell culture-based influenza vaccine manufacturing site in Holly Springs, North Carolina. As of December 31, 2012, the total amount spent on the project was $426 million, net of grants reimbursed by the US government. The total investment in this new facility is expected to be least $900 million, partly supported by grants from the US government and prior investments in flu cell culture technologies at the Novartis Vaccines site in Marburg, Germany.

        The Vaccines and Diagnostics Division has commenced a project for a new vaccine manufacturing facility in Recife, Brazil. The manufacturing plant is part of Novartis Vaccines' strategy to enter the Brazilian market, and is aligned with the government's goal to become self-sufficient in vaccine production. Our total investment in the facility is expected to be approximately $475 million. The technical start up of the facility is planned for approximately 2015. As of December 31, 2012, the total amount paid and committed to be paid on this project was $23 million.

        In 2010, Novartis announced the signing of a Memorandum of Understanding, confirming its intention to build a new full-scale pharmaceutical manufacturing plant in St. Petersburg, Russia. In June 2011 we announced the commencement of construction. The plant is expected to produce approximately 1.5 billion units per year (oral solid dosage forms), of which the majority is anticipated to be generic products. Product registration for production at the site is expected to begin in 2014. Our total investment in the plant is expected to be approximately $140 million. As of December 31, 2012, the total amount paid and committed to be paid on this project was $30 million.

        In 2012, the Alcon Division began the expansion of its Duluth, Georgia facility for contact lens manufacturing. The capital cost for the expansion is expected to be $250 million, and production is scheduled to begin at the site in September 2013. Construction will add 6,500 square meters to the existing facility, and is expected to take place over the next three to five years. As of December 31, 2012, the total amount paid and committed to be paid on this project is $78.3 million.

        In June 2012, the Alcon Division announced the expansion of its Irvine, California operations to increase capabilities in the areas of pharmaceutical development and clinical trials. Alcon signed an 11-year lease for three buildings, covering 17,000 square meters, which are expected to open in early 2013. As of December 31, 2012, the total amount paid and committed to be paid on this project is $10.5 million.

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

        See also "Item 3. Key Information—Item 3.D Risk Factors—Environmental liabilities may impact our results of operations" and "Item 18. Financial Statements—note 20."

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

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our focused, diversified portfolio of businesses is made up of six global operating divisions and reports its results in five segments:

  –
  Pharmaceuticals: Innovative patent-protected prescription medicines

  –
  Alcon: Surgical, ophthalmic pharmaceutical and vision care products

  –
  Sandoz: Generic pharmaceuticals

  –
  Vaccines and Diagnostics: Human vaccines and blood-testing diagnostics

  –
  Consumer Health: OTC (over-the-counter medicines) and Animal Health

        The Group established its newest and second largest division, Alcon, after securing 100% ownership of Alcon, Inc., on April 8, 2011. The new division includes the CIBA Vision contact lens and lens care business and selected ophthalmic medicines from the Pharmaceuticals Division and is a world leader in eye care, offering the widest spectrum of innovative surgical, pharmaceutical and vision care products to address the world?s eye care needs.

        Novartis has leadership positions in each of the five businesses, giving us the capacity to address customer and patient needs across segments of the healthcare marketplace. We believe that our ability to innovate in all these segments will allow us to tailor our portfolio in response to market opportunities and will enable Novartis to continue as an industry leader.

        Headquartered in Basel, Switzerland, the Novartis Group companies employed approximately 128,000 full-time equivalent associates as of December 31, 2012, with operations in more than 140 countries around the world.

 BUSINESS AND OPERATING ENVIRONMENT

Opportunity and Risk Summary

        Our financial results are affected, to varying degrees, by the following external factors.

Transformational changes fueling demand

        Aging population and shifting behaviors:    The aging of the world population, as well as the increasing prevalence of obesity and other unhealthy lifestyle factors, is driving demand for treatments that address conditions disproportionately afflicting the elderly as well as other chronic diseases.

        Rise in healthcare spending:    The global healthcare market continues to grow, led by emerging economies, where access and demand for healthcare are expanding.

        Scientific advances:    Personalized medicine is opening new opportunities for targeted therapies, helping improve patient outcomes and reduce costs.

        New technologies:    Social and mobile technologies are facilitating the delivery of care and enhancing communication with patients, providers and payors.

        Shift to generics and over-the-counter products:    Faced with rising healthcare costs, governments around the world are encouraging consumers to substitute generics for patented pharmaceuticals. Consumers, too, are shifting to over-the-counter products in an effort to keep costs down.

Increasingly Challenging Business Environment

        Patent expirations and generic competition:    The loss of market exclusivity and the introduction of generic competitors can significantly erode sales of our innovative products.

        Regulatory and safety hurdles:    The costs associated with bringing a drug to market have increased as a result of heightened regulatory requirements. Even after a drug is approved, there is a possibility that safety events could occur and materially affect our results.

        Manufacturing quality and complexity:    The manufacture of our products is both highly regulated and complex, and may result in a variety of issues that could lead to extended supply disruptions and significant liability.

        Financial crisis:    As challenges from the 2008 financial crisis continue to affect the global economy, governments and patients worldwide are seeking to minimize healthcare costs.

        Legal proceedings:    There is a trend of increasing government investigations and litigations against companies in the healthcare industry. Despite our best efforts to comply with the laws of the approximately 140 countries in which we sell products, any failure in compliance could have a material adverse effect on our business and reputation.

        For more detail on these trends and how they impact our results, see "Factors Affecting Results of Operations" below.

Novartis Structure

        The Novartis Group strategy for sustainable, long-term growth is based on focused diversification, in which we seek to access multiple, growing segments of the healthcare market. Reflecting our leadership positions across these segments, the Group's businesses are divided on a worldwide basis into six global operating divisions, which report results in five segments (Pharmaceuticals, Alcon, Sandoz, Vaccines and Diagnostics, and Consumer Health), and Corporate activities. Except for Consumer Health, which comprises two divisions (Over-the-Counter, or OTC, and Animal Health) that are not material enough to the Group to be reported on an individual basis, these segments reflect the Group's internal management structure and are disclosed separately because they research, develop, manufacture, distribute and sell distinct products that require different marketing strategies.

Pharmaceuticals

        Pharmaceuticals researches, develops, manufactures, distributes and sells patented prescription medicines and is organized in the following business franchises: Oncology; Primary Care, consisting of Primary Care medicines and Established Medicines; and Specialty Care, consisting of Ophthalmology, Neuroscience, Integrated Hospital Care, and Critical Care medicines. Novartis Oncology is organized as a business unit, responsible for the global development and marketing of oncology products.

        Pharmaceuticals is the largest contributor among the segments, and in 2012 accounted for $32.2 billion, or 57%, of Group net sales and $9.6 billion, or 81%, of Group operating income (excluding Corporate Income and Expense, net).

Alcon

        As the global leader in eye care, Alcon researches, develops, manufactures, distributes and sells eye care products and technologies to serve the full life cycle of eye care needs. Alcon offers a broad range of products to treat many eye diseases and conditions, and is organized into three businesses: Surgical, Ophthalmic Pharmaceuticals and Vision Care.

        The Surgical portfolio includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. In Ophthalmic Pharmaceuticals, the portfolio covers treatment options for elevated intraocular pressure caused by glaucoma, anti-infectives to aid in the treatment of bacterial infections and bacterial conjunctivitis, and ophthalmic solutions to treat inflammation and pain associated with ocular surgery. The Ophthalmic Pharmaceuticals product portfolio also includes eye and nasal allergy treatments, as well as over-the-counter dry eye relief and ocular vitamins. Daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops, and daily protein removers, comprise the portfolio in Vision Care.

        In 2012, Alcon accounted for $10.2 billion, or 18%, of Group net sales, and $1.5 billion, or 12%, of Group operating income (excluding Corporate Income and Expense, net).

Sandoz

        Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third-party patents. Sandoz has activities in Retail Generics, Anti-Infectives, Biopharmaceuticals, Oncology Injectables, Ophthalmics, Respiratory and Dermatology. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and sells biotechnology manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufactures and markets cytotoxic products for the hospital market. Sandoz Ophthalmics, which was formed through the integration of Falcon, Alcon's generic division, develops, manufactures and markets generic ophthalmic and otic products. In addition, Sandoz is active in Respiratory following its acquisition of Oriel Therapeutics in 2010, and expanded its presence in Dermatology through the acquisition of specialty dermatology company Fougera Pharmaceuticals, Inc. in 2012.

        In 2012, Sandoz accounted for $8.7 billion, or 15%, of Group net sales and $1.1 billion, or 9% of Group operating income (excluding Corporate Income and Expense, net).

Vaccines and Diagnostics

        Vaccines and Diagnostics researches, develops, manufactures, distributes and sells preventive human vaccines and novel blood-screening diagnostic tools, which help protect the world's blood supply by preventing the spread of infectious diseases.

        In 2012, Vaccines and Diagnostics accounted for $1.9 billion, or 3%, of Group net sales and generated an operating loss of $250 million.

Consumer Health

        Consumer Health consists of two divisions: OTC and Animal Health. Each has its own research, development, manufacturing, distribution and selling capabilities, but neither is material enough to the Group to be separately disclosed as a segment. OTC offers readily-available consumer medicine, and Animal Health provides veterinary products for farm and companion animals.

        In 2012, Consumer Health accounted for $3.7 billion, or 7%, of Group net sales and $48 million, or slightly below 1%, of Group operating income (excluding Corporate Income and Expense, net).

Corporate

        Corporate activities include certain functions—such as Financial Reporting & Accounting, Treasury, Internal Audit, IT, Legal, Tax and Investor Relations—that are managed at the Corporate level and provide support to the organization but are not attributable to specific divisions. Corporate also includes the costs of our headquarters and corporate coordination functions in major countries.

NOVARTIS STRATEGY FOR SUSTAINABLE GROWTH

        As the only healthcare company globally with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health, we believe that Novartis is uniquely positioned to capture growth opportunities across the healthcare marketplace and to mitigate the impact of challenges in particular sectors.

Our Priorities: Innovation, Growth and Productivity

        Our strategy, which is based on the focused diversification of our healthcare portfolio, requires a consistent focus on three core priorities: (1) extending our lead in innovation through the research and development of new offerings and the expansion of applications for existing offerings; (2) accelerating growth with new launches and a greater presence in Emerging Growth Markets; and (3) enhancing productivity through efficiency initiatives that free up resources for reinvestment and shareholder returns.

Extending Our Lead in Innovation

        We believe that innovation is a competitive advantage for Novartis. In 2012, we maintained our investment in R&D as a percentage of sales at the upper level for our industry. Our Pharmaceuticals Division, for example, invested 21% of net sales in innovation.

        Benefiting from our continued focus on innovation, Novartis has one of the industry's most competitive pipelines, delivering the highest number of new molecular entities (NMEs) between 2007 and 2011, according to Credit Suisse. As of the end of 2012, the Novartis Institutes for BioMedical Research (NIBR, our global pharmaceutical research organization whose costs are allocated to the Pharmaceuticals and Alcon divisions) had 92 NMEs in research and exploratory development prior to proof-of-concept (POC) determination. In 2012, NIBR delivered 12 positive POC studies, which we use to get an early read on a drug's safety and effectiveness.

Number of pre-POC NMEs from NIBR(1)

(1)
NMEs in research and exploratory development prior to proof-of-concept (POC) determination.

        Since its integration into the Novartis Group, Alcon has leveraged NIBR to gain access to a range of technologies, from biologics to structural biology and high throughput screening, that previously were only available to it through external partners. With expanded R&D capabilities, Alcon has prioritized glaucoma and macular degeneration in drug discovery efforts.

        Sandoz also continues to innovate in the fast-growing biosimilars segment, where it is the global leader with three marketed products. With Phase III clinical trials for epoetin alfa (biosimilar Epogen®/Procrit®) and rituximab (biosimilar Rituxan®/Mabthera®) underway, Sandoz continued to advance its biosimilars pipeline in 2012.

        In Vaccines and Diagnostics, we achieved important pipeline milestones in 2012, including a positive European Committee for Medicinal Products for Human Use (CHMP) opinion for Bexsero, our meningococcal serogroup B vaccine, for use in children over two months old, followed by EU approval in January 2013, and FDA approval for Flucelvax, the first cell-culture vaccine to help protect against seasonal influenza in the United States.

        In terms of advancing innovative products through clinical trials, Novartis has a probability of success that is five times the industry median from 2007 to 2011, as calculated by biopharmaceutical benchmarking company KMR. Benefitting from our strength in this area, our robust pipeline has helped to rejuvenate our portfolio. For example, in 2012, our Pharmaceuticals Division received 11 approvals for innovative medicines and new indications in the United States and European Union, including EMA and FDA approval for Afinitor (everolimus) in combination with exemestane as a treatment for postmenopausal women with a specific type of advanced breast cancer, which affects approximately 220 000 women each year. These approvals, which were based on Phase III trial data showing that Afinitor plus exemestane more than doubled the time women with the HR+/HER2- type of advanced breast cancer lived without tumor growth, marks the first major breakthrough in the treatment of this disease in 15 years.

Focus: Results of R&D investments in Pharmaceuticals

        71 NMEs in post-POC clinical development

        138 projects in clinical development

  –
  GenMed: 87 Pharmaceuticals projects (46 NMEs)

  –
  Oncology: 51 projects (25 NMEs)

        11 major approvals achieved in the US and EU including:

  –
  Afinitor (HR+/HER2- breast cancer)—US and EU

  –
  Afinitor/Votubia (TSC angiomyolipomas)—US and EU

  –
  Seebri (COPD)—EU

  –
  Jakavi (myelofibrosis)—EU

  –
  Signifor (Cushing's disease)—EU

  –
  Certican (liver transplantation)—EU

Accelerating Growth Across Six Divisions

        Building on our strength in innovation, Novartis seeks to drive growth across the portfolio by working to deliver new treatments quickly and efficiently to customers and patients in need. Since an increasing proportion of these customers and patients are found in emerging markets where demand for and access to healthcare are rising, Novartis continues to strengthen its presence in these fast-growing markets.

        In 2012, innovative products continued to make a major contribution to the Group's overall performance, with recently launched products (products launched since 2007, except Sandoz products launched in last 24 months) generating $16.3 billion or 29% of total net sales. These products, which include Gilenya, Lucentis, Tasigna and Afinitor, grew 13% over the previous year.

        Emerging Growth Markets, which we define as all markets except the United States, Canada, Western Europe, Australia, New Zealand and Japan, were also a key contributor to growth in 2012, contributing $13.8 billion or 24% of total net sales. We also committed $500 million in 2012 to build a new state-of-the-art biotechnology production site in Singapore, which offers a wide range of advantages due to its strong local biomedical presence and knowledge, skilled labor, and proximity to growth markets in Asia. We expect this facility will significantly expand our footprint in this high-growth region.

Enhancing Productivity

        Novartis continually seeks to operate as efficiently as possible to reduce costs and enhance margins, in order to provide flexibility to invest for the future and increase returns to shareholders. Ongoing productivity initiatives relate to procurement and resource allocation across the portfolio, as well as our manufacturing network and supporting infrastructure.

        We have made our Procurement function an important source of savings. By leveraging our scale, implementing global category management and creating country Centers of Excellence in key markets, we generated annual savings of approximately $1.3 billion in 2012.

        We continued to optimize our Marketing & Sales function by reallocating resources and streamlining processes while investing in new launches for growth brands. In Pharmaceuticals, Marketing & Sales expenses in constant currencies decreased as a percentage of net sales to 26.6% for 2012 from 27.5% in 2011.

        We also continued to optimize our manufacturing footprint in 2012 as part of a Group-wide review we initiated in 2010. The review has two aims: first, to establish a worldwide manufacturing network of technology Centers of Excellence, and second, to optimize the cost structure across divisions and enhance utilization rates at strategic sites to 80% of capacity. As of the end of 2012, we have 15 production sites in the process of being restructured or divested.

        Lastly, with Alcon fully integrated as the second largest division in the Novartis Group portfolio, we realized merger-related cost synergies of approximately $370 million cumulatively, achieving our initial savings target one year ahead of time.

        Taken together, our productivity initiatives allowed us to exceed our annual productivity target of 3.5 to 4.0% of net sales.

RESULTS OF OPERATIONS

        In evaluating the Group's performance, we consider not only the IFRS results, but also additional non-IFRS measures, in particular core results and constant currency results. These measures assist us in evaluating our ongoing performance from year to year and we believe this additional information is useful to investors in understanding our business.

        The Group's core results exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a $25 million threshold that management deems exceptional. For a reconciliation between IFRS results and core results, see "Core Results" below.

        We present information about our revenue and various values and components relating to operating income and net income in constant currencies (cc). We calculate constant currency net sales and operating income measures by applying the prior-year average exchange rates to current financial data expressed in non-US dollars in order to estimate an elimination of the impact of foreign exchange rate movements.

        These non-IFRS measures are explained in more detail below, see "non-IFRS measures as defined by Novartis" and are not intended to be substitutes for the equivalent measures of financial performance prepared in accordance with IFRS. These measures may differ from similarly titled non-IFRS measures of other companies.

 2012 Compared to 2011

Key Figures

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies
	$ m	$ m	%	%
Net sales	56,673	58,566	(3)	0
Other revenues	888	809	10	11
Cost of goods sold	(18,756)	(18,983)	(1)	2

Gross profit	38,805	40,392	(4)	(1)
Marketing & Sales	(14,353)	(15,079)	(5)	(1)
Research & Development	(9,332)	(9,583)	(3)	0
General & Administration	(2,937)	(2,970)	(1)	3
Other income	1,187	1,354	(12)	(6)
Other expense	(1,859)	(3,116)	(40)	(37)

Operating income	11,511	10,998	5	8
Income from associated companies	552	528	5	5
Interest expense	(724)	(751)	(4)	(1)
Other financial income and expense	(96)	(2)	nm	nm

Income before taxes	11,243	10,773	4	7
Taxes	(1,625)	(1,528)	6	8

Net income	9,618	9,245	4	7

Attributable to:
Shareholders of Novartis AG	9,505	9,113	4	8
Non-controlling interests	113	132	(14)	(14)
Basic earnings per share	3.93	3.83	3	6
Free cash flow	11,383	12,503	(9)

nm = not meaningful

 Core Key Figures

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	41,847	43,839	(5)	(2)
Marketing & Sales	(14,352)	(15,077)	(5)	(1)
Research & Development	(9,116)	(9,239)	(1)	2
General & Administration	(2,923)	(2,957)	(1)	3
Other income	813	443	84	100
Other expense	(1,109)	(1,100)	1	9

Core operating income	15,160	15,909	(5)	(2)

Core net income	12,811	13,490	(5)	(3)
Core basic earnings per share	5.25	5.57	(6)	(3)

 Group Overview

        Net sales amounted to $56.7 billion (-3%, 0% cc), as growth in recently launched products (products launched since 2007, except Sandoz products launched in last 24 months) absorbed patent expiries. Currency depressed results by 3 percentage points as a result of the strengthening of the dollar against most currencies.

        Across the Group's diversified healthcare portfolio, recently launched products continued to perform strongly and in 2012 comprised 29% of Group net sales, up from 25% a year ago.

        Operating income increased 5% (+8% cc) to $11.5 billion. The strengthening of the US dollar resulted in a negative currency impact of 3 percentage points. Cost of goods sold decreased by 1% (+2% cc) to $18.8 billion in 2012, but represented an increase of 0.7 percentage points to 33.1% of net sales. This led to a reduction in the gross margin by 0.5 percentage points (cc) to 68.5%. Marketing & Sales expenses decreased 5% (-1% cc) to $14.4 billion, improving 0.4 percentage points to 25.3% of net sales, as productivity improvements and changes in the portfolio mix were partly offset by investments in new launch products. R&D expenses decreased by 3% (0% cc) in 2012 to $9.3 billion. This included $109 million in impairments of intangible assets. General & Administration expenses decreased by 1% (+3% cc) to $2.9 billion. Other income was down 12% (-6% cc) to $1.2 billion and largely consisted of a Tekturna/Rasilez provision reduction, divestment gains and restructuring provision releases. Other expense was down 40% (-37% cc) to $1.9 billion and included acquisition-related charges and restructuring costs.

        In 2012, the adjustments made to Group operating income to arrive at core operating income amounted to $3.6 billion (2011: $4.9 billion). These adjustments included the amortization of intangible assets of $2.9 billion (2011: $3.0 billion) and exceptional net expense of $773 million (2011: $1.9 billion).

        The significant exceptional expense items, net, in 2012 were $149 million for a United States restructuring in Pharmaceuticals and $265 million of Alcon integration costs, which were offset by exceptional gains of $472 million. The previous year benefited from exceptional product divestment and other gains of $1.0 billion, offset by a number of exceptional expense items totaling $2.9 billion, principally the Tekturna/Rasilez-related impairment and other charges of $903 million, restructuring charges of $487 million and a legal settlement of $204 million.

        Core operating income, which excludes exceptional items and amortization of intangible assets, decreased 5% (-2% cc) to $15.2 billion. Core operating income margin in constant currencies decreased by 0.7 percentage points. A positive currency impact of 0.2 percentage points resulted in a core operating income margin of 26.7% of net sales.

        Net income increased 4% (+7% cc) to $9.6 billion following the increase in operating income. EPS increased 3% (+6% cc) to $3.93 from $3.83 in the prior year.

        Core net income was down 5% (-3% cc) to $12.8 billion, in line with core operating income. Core EPS declined 6% (-3% cc) to $5.25.

        Free cash flow of $11.4 billion was $1.1 billion lower than the prior year mainly on account of higher investments in property, plant and equipment as well as in intangible and other non-current assets and lower proceeds from the sale of non-current assets which amounted to $0.5 billion in the current period compared to $0.8 billion in the previous year.

 Net Sales by Segment

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies
	$ m	$ m	%	%
Pharmaceuticals	32,153	32,508	(1)	2
Alcon	10,225	9,958	3	5
Sandoz	8,702	9,473	(8)	(4)
Vaccines and Diagnostics	1,858	1,996	(7)	(4)
Consumer Health	3,735	4,631	(19)	(16)

Net sales	56,673	58,566	(3)	0

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies
	$ m	$ m	%	%
Established Markets*	42,834	44,774	(4)	(2)
Emerging Growth Markets*	13,839	13,792	0	6

Net Sales	56,673	58,566	(3)	0

*
Emerging Growth Markets are all markets other than the Established Markets of the US, Canada, Japan, Australia, New Zealand and Western Europe.

Pharmaceuticals

        Net sales were $32.2 billion (-1%, +2% cc), driven by 8 percentage points of volume growth, partially offset in constant currencies by the negative impact of generic competition ($1.9 billion, -6 percentage points) and slightly negative pricing. Recently launched major products (products launched since 2007, including Lucentis, Tasigna, Exjade, Sebivo/Tyzeka, Exforge, Galvus, Aclasta/Reclast, Cubicin, Exelon Patch, Afinitor/Votubia, Tekturna/Rasilez, Onbrez, Gilenya, Fanapt and Ilaris) contributed $11.4 billion or 35% of net sales for the division, compared to 28% in 2011.

        Regionally, Europe ($10.2 billion, -5% cc) saw a strong performance of recently launched products but was impacted by generic competition, mainly for Diovan, and by negative price effects. Performance in the United States ($10.4 billion, +4% cc) benefited from robust growth for Tasigna, Gilenya and Afinitor, and was only partly impacted by generic competition to Diovan ($2.1 billion, -11% cc), as no generic competitor to Diovan mono-substance was approved in the United States by the end of 2012 (while the combination product, Diovan HCT, faced competition from a single generic competitor holding 180-day exclusivity and from Sandoz with an authorized generic). Japan's performance ($4.0 billion, +3% cc) improved versus 2011 due to new launches which more than offset the biennial price cut. Latin America and Canada ($3.1 billion, +9% cc) achieved strong growth rates fueled by new product launches despite the Diovan generic impact in Canada. Emerging Growth Markets ($7.4 billion, +6% cc) were driven by double-digit growth in China and India.

 TOP 20 PHARMACEUTICALS DIVISION PRODUCT NET SALES—2012

Brands	Business franchise	Indication	Net sales United States	Change in constant currencies	Net sales Rest of world	Change in constant currencies	Total net sales	Change in $	Change in constant currencies
			$ m	%	$ m	%	$ m	%	%
Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1,698	16	2,977	(2)	4,675	0	4
Diovan/Co—Diovan	Primary care	Hypertension	2,087	(11)	2,330	(28)	4,417	(22)	(21)
Lucentis	Ophthalmics	Age-related macular degeneration			2,398	22	2,398	17	22
Sandostatin	Oncology	Acromegaly	649	13	863	5	1,512	5	8
Exforge	Primary care	Hypertension	358	10	994	18	1,352	12	16
Zometa	Oncology	Cancer complications	561	(13)	727	(10)	1,288	(13)	(11)
Gilenya	Neuroscience	Relapsing multiple sclerosis	727	90	468	nm	1,195	142	147
Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	428	14	622	(4)	1,050	(2)	2
Tasigna	Oncology	Chronic myeloid leukemia	351	38	647	47	998	39	44
Galvus	Primary care	Diabetes			910	43	910	34	43
Exjade	Oncology	Iron chelator	251	(3)	619	11	870	2	7
Neoral/Sandimmun	Integrated Hospital Care	Transplantation	64	(10)	757	(6)	821	(9)	(6)
Afinitor/Votubia	Oncology	Breast cancer	412	142	385	49	797	80	85
Voltaren (excl. OTC)	Additional products	Inflammation/pain	1	(75)	758	1	759	(4)	0
Reclast/Aclasta	Established medicines	Osteoporosis	354	(8)	236	9	590	(4)	(2)
Myfortic	Integrated Hospital Care	Transplantation	239	20	340	14	579	12	16
Ritalin/Focalin	Additional products	Attention deficit/ hyperactivity disorder	402	1	152	8	554	1	3
Comtan/Stalevo	Neuroscience	Parkinson's disease	147	(31)	383	0	530	(14)	(11)
Xolair	Critical Care	Asthma			504	15	504	5	12
Femara	Oncology	Breast cancer	22	(90)	416	(37)	438	(52)	(50)

Top 20 products total			8,751	6	17,486	3	26,237	0	4
Rest of portfolio			1,641	(3)	4,275	(5)	5,916	(7)	(4)

Total Division sales			10,392	4	21,761	1	32,153	(1)	2

nm = not meaningful

Pharmaceuticals Division Product Highlights—Leading Products

        Net sales growth data below refer to 2012 worldwide performance. Growth rates are not provided for some recently launched products since they are not meaningful.

        Gleevec/Glivec ($4.7 billion, +4% cc) continued to grow as a treatment for adult patients with metastatic and/or unresectable KIT+ gastrointestinal stromal tumors (GIST), as an adjuvant treatment for certain adult patients following resection of KIT+ GIST, and as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Our Bcr-Abl franchise, which consists of Gleevec/Glivec and Tasigna, grew strongly in 2012, reaching net sales of $5.7 billion (+9% cc).

        Diovan Group ($4.4 billion, -21% cc), consisting of mono-substance Diovan and combination product Diovan HCT, saw worldwide sales decline due to the loss of exclusivity of both products in the European Union, Canada and the United States. Performance was sustained in key Emerging Growth Markets such as China, as well as select countries in Latin America, Asia Pacific, Middle East and Africa.

        Lucentis ($2.4 billion, +22% cc) grew strongly as the only anti-VEGF therapy licensed in many countries for three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is approved in more than 100 countries and individualized treatment consistent with its EU label is the standard of care. Lucentis is approved for the treatment of visual impairment due to DME and visual impairment due to macular edema secondary to RVO in more than 80 countries. In September and October of 2012, we filed regulatory submissions in the European Union and Japan for Lucentis as a treatment for visual impairment due to choroidal neovascularization secondary to pathological myopia. Genentech/Roche holds the rights to Lucentis in the United States.

        Sandostatin ($1.5 billion, +8% cc), a somatostatin analogue used as a treatment for patients with functional gastroenteropancreatic tumors as well as acromegaly, continued to benefit from increasing use of Sandostatin LAR in key markets. A new presentation of Sandostatin LAR, which includes an enhanced diluent, safety needle and vial adapter, has been approved in 26 countries to date with additional filings underway. Sandostatin is also approved in more than 39 countries for the delay of disease progression in patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location.

        Exforge Group ($1.4 billion, +16% cc), which includes Exforge and Exforge HCT, continued to grow at a solid double-digit rate, fueled by continued demand in the United States, Asia Pacific and Middle East, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge delivered double-digit growth globally and is now available for patients in more than 100 countries. Exforge HCT, which consists of Exforge with a diuretic in a single pill, is now available in over 60 countries.

        Zometa ($1.3 billion, -11% cc), which is used in an oncology setting to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma, declined as anticipated in 2012 due to competition.

        Gilenya ($1.2 billion, +147% cc) continued to show rapid growth as the first once-daily oral therapy approved for relapsing remitting and/or relapsing forms of multiple sclerosis (MS and RRMS) in adult patients, and achieved blockbuster status in 2012 with $1.2 billion in annual sales. Gilenya is indicated in the United States for relapsing forms of MS, and in the European Union for adult patients with highly active RRMS, defined as either high disease activity despite treatment with beta interferon, or rapidly evolving severe RRMS. As of December 2012, there are approximately 56,000 patients who have been treated with Gilenya in clinical trials and in a post-marketing setting, and approximately 62,000 patient years of exposure. In April 2012, following completion of their safety reviews, the FDA and EMA both confirmed the positive benefit-risk profile of Gilenya when used in accordance with updated product information, which for both regions includes additional requirements (such as blood pressure monitoring and electrocardiograms) for the existing six-hour observation period following the first dose and more specific guidance on patient selection parameters to aid in the identification of patients suitable for Gilenya treatment. In particular situations, it is recommended that the first dose monitoring period be extended. Gilenya is currently approved in over 65 countries around the world, and is licensed from Mitsubishi Tanabe Pharma Corporation.

        Exelon/Exelon Patch ($1.1 billion, +2% cc) combined sales increased slightly in 2012 as a therapy for mild-to-moderate forms of Alzheimer's disease dementia as well as dementia linked with Parkinson's disease. Exelon Patch, the novel transdermal form of the medicine launched in 2007 and now available in more than 80 countries worldwide, generated the majority of the sales. In August 2012, the FDA approved a higher dose of Exelon Patch for the treatment of people with mild-to-moderate Alzheimer's disease and mild to moderate Parkinson's disease dementia. In November 2012, CHMP issued a positive opinion for the approval of the higher dose of Exelon Patch for the treatment of patients with mild-to-moderately severe Alzheimer's disease in Europe.

        Tasigna ($1.0 billion, +44% cc) grew rapidly as a more effective, targeted therapy for certain adult patients with Ph+ CML. It is currently approved as first-line therapy for newly diagnosed patients with Ph+ CML in the chronic phase in more than 80 countries globally, including the United States, European Union, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is also approved in more than 100 countries as a second-line treatment for patients with Ph+ CML in chronic and/or accelerated phase who are resistant or intolerant to existing treatment, such as Gleevec/Glivec. Tasigna market share continues to rise in both the first-line and second-line settings. This product is part of our Bcr-Abl franchise with net sales of $5.7 billion, (+9% cc), which also includes Gleevec/Glivec.

        Galvus Group ($910 million, +43% cc), which includes Galvus (vildagliptin), an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin and metformin, delivered strong growth in key markets, particularly in Europe, Japan, Latin America and Asia Pacific. Performance was driven by a continued focus on patients whose diabetes remains uncontrolled on metformin, as well as an expansion of usage in new patient segments based on new indications. Galvus is currently approved in more than 100 countries. Eucreas was the first single-pill combining a DPP-4 inhibitor and metformin to be launched in Europe and is currently approved in more than 85 countries.

        Exjade ($870 million, +7% cc), a once-daily oral therapy for blood transfusion iron overload approved in more than 100 countries, saw steady sales growth as a decline in the United States was more than offset by growth in Europe, Latin America, Canada and Japan. Worldwide regulatory filings are underway and the EMA has approved Exjade as a treatment for patients with non-transfusion-dependent thalassemia syndromes, a diverse group of genetic disorders that cause anemia, with a first approval achieved in Canada.

        Neoral/Sandimmun ($821 million, -6% cc), an immunosuppressant primarily used to prevent organ rejection following a kidney, liver or heart transplant, experienced only modestly declining sales, despite ongoing generic competition, due to its pharmacokinetic profile, reliability and use in treating a life-threatening condition. Neoral is also approved for use in lung transplant patients in many countries outside the United States, and is also indicated for treatment of select autoimmune disorders such as psoriasis and rheumatoid arthritis. Neoral is marketed in approximately 100 countries.

        Afinitor/Votubia ($797 million, +85% cc), an oral inhibitor of the mTOR pathway, accelerated its strong growth trajectory in 2012 following FDA and EMA approvals in HR+/HER2- advanced breast cancer. Everolimus, the active ingredient in Afinitor/Votubia, was also approved in the United States as Afinitor and in the European Union as Votubia for the treatment of adult patients with renal angiomyolipomas and subependymal giant cell astrocytomas (SEGAs) associated with tuberous sclerosis complex who do not require immediate surgery. The FDA also granted approval for a new formulation, Afinitor Disperz tablets, for patients with SEGAs. Afinitor/Votubia is now approved in five indications in the United States and four in the European Union. Everolimus is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

        Voltaren/Cataflam ($759 million, 0% cc), a leading non-steroidal anti-inflammatory drug available in more than 140 countries, saw stable sales as competition was offset by continued growth in regions such as Latin America, the Middle East, Africa and Asia based on long-term trust in the brand. Indicated for the relief of symptoms in rheumatic diseases like rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions, Voltaren/Cataflam is marketed by the Pharmaceuticals Division in a wide variety of dosage forms. In addition, in various countries, our OTC Division markets low-dose oral forms and the topical therapy of Voltaren as over-the-counter products.

        Reclast/Aclasta ($590 million, -2% cc), a once-yearly bisphosphonate infusion for the treatment of certain forms of osteoporosis and Paget's disease of the bone, saw sales decline slightly in 2012. Sold as Reclast in the United States and Aclasta in the rest of the world, the product is approved in more than 100 countries for up to six indications. It is also the only bisphosphonate approved to reduce the incidence of fractures at all three key fracture sites (hip, spine and non-spine) in the treatment of postmenopausal osteoporosis. Zoledronic acid, the active ingredient in Reclast/Aclasta, is also approved in a number of countries in a different dosage under the trade name Zometa for certain oncology indications.

        Myfortic ($579 million, +16% cc), a transplantation medicine, continued to grow as a treatment for the prevention of acute rejection of kidney allografts. It is approved for this indication, in combination with cyclosporine and corticosteroids, in more than 90 countries.

        Ritalin/Focalin ($554 million, +3% cc) continued to grow as a treatment for attention deficit hyperactivity disorder (ADHD) in children. Ritalin and Ritalin LA are available in more than 70 and 30 countries, respectively, and are also indicated for narcolepsy. Focalin and Focalin XR are available in the United States, and Focalin XR, which is additionally indicated for adults, is also approved in Switzerland. Immediate release Focalin is subject to generic competition.

        Comtan/Stalevo ($530 million, -11% cc), indicated for the treatment of Parkinson's disease, saw sales decline in 2012 due to generic competition in some markets. Stalevo (carbidopa, levodopa and entacapone) is indicated for certain Parkinson's disease patients who experience end-of-dose motor fluctuations, known as "wearing off". Stalevo is available in more than 50 countries. Comtan (entacapone) is also indicated for the treatment of Parkinson's disease patients who experience end-of-dose wearing off and is marketed in approximately 50 countries. Both products are marketed by Novartis under a licensing agreement with the Orion Corporation.

        Xolair ($504 million, +12% cc), a biologic drug for severe persistent allergic asthma in Europe and moderate-to-severe persistent allergic asthma in the United States, is now approved in more than 90 countries and continued to grow strongly in Europe, Japan, Canada and Latin America. Novartis co-promotes Xolair with Genentech/Roche in the United States and shares a portion of operating income, but does not book United States sales. A Phase III trial is progressing to support registration in China. Omalizumab, the active ingredient in Xolair, is also in Phase III development for the treatment of a debilitating skin disease called chronic idiopathic urticaria, with regulatory filing planned in 2013.

        Femara ($438 million, -50% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced a decline in sales due to multiple generic entries in the United States, Europe and other key markets.

Other Products of Significance

        Tekturna/Rasilez ($383 million, -29% cc) sales declined following label updates in the European Union, United States and Japan. The label updates followed our decision in December 2011 to halt the ALTITUDE study. Patient safety is the highest priority for Novartis and we are sharing the end-of-treatment results which confirmed the preliminary findings with health authorities worldwide as required. Novartis voluntarily ceased to market Valturna, a single-pill combination containing aliskiren and valsartan, in the United States as of July 2012.

        TOBI ($317 million, +9% cc) sales, including both TOBI nebulizer solution and TOBI Podhaler formulations of the antibiotic tobramycin, continued to grow with TOBI Podhaler capturing 13% of total sales in 2012. Both products are used for the management of Pseudomonas aeruginosa infection in cystic fibrosis patients aged six years and older. TOBI Podhaler, approved in the European Union, Canada, Switzerland and other countries can be delivered using a portable, pocket-sized inhaler that reduces administration time by approximately 70% relative to TOBI. In the United States, Novartis has responded to the FDA's October 2012 Complete Response Letter for TOBI Podhaler (the provisional US trade name) in October 2012 and anticipates an FDA action in the middle of 2013. An FDA Advisory Committee previously voted 13 to 1 that there was adequate evidence of efficacy and safety to support its use in the proposed indication.

        Zortress/Certican ($210 million, +20% cc), a transplantation medicine available in more than 90 countries to prevent organ rejection in adult heart and kidney transplant patients, continued to generate robust growth. It is also approved to prevent organ rejection for liver transplant patients in the European Union (as of October 2012), Argentina, Chile and Philippines. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor/Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

        Extavia ($159 million, +9% cc), the Novartis-branded version of Betaferon®/Betaseron® (interferon beta-1b) for relapsing forms of MS, continued to grow in key markets. Extavia is available in more than 35 countries, including the United States.

        Arcapta Neohaler/Onbrez Breezhaler ($134 million, +39% cc) continued to grow strongly worldwide as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Indacaterol, the active ingredient in Arcapta Neohaler/Onbrez Breezhaler, is now approved in more than 90 countries.

        Ilaris ($72 million, +56% cc) showed strong growth as a treatment for adults and children suffering from cryopyrin-associated periodic syndrome (CAPS), a group of rare disorders characterized by chronic recurrent fever, urticaria, occasional arthritis, deafness, and potentially life threatening amyloidosis. Ilaris is approved for the treatment of CAPS in over 60 countries.

        In January 2013, the CHMP of the EMA has adopted a positive opinion of Ilaris (canakinumab) for the treatment of patients whose acute gouty arthritis cannot be managed with standard of care. Approval by the European Commission is expected in the first half of 2013.

        Jakavi ($30 million) sales grew as an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases and was approved in the European Union and Canada in the second half of 2012 for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis. Jakavi is available in 31 countries with additional worldwide regulatory filings underway. Incyte holds the rights for Jakavi in the United States where it is sold as Jakavi®.

Alcon

        Net sales rose 3% (+5% cc) to $10.2 billion, driven by sales growth in Surgical (+5%, +8% cc), Ophthalmic Pharmaceuticals (+2%, +5% cc), and Vision Care (+1%, +4% cc) compared to the prior year.

        Surgical sales growth was led by robust sales of Cataract, Vitreoretinal and Refractive equipment, advanced technology IOLs and procedural growth in Emerging Growth Markets. Ophthalmic Pharmaceuticals sales benefited from growth of the Systane (Dry Eye), Nevanac (Inflammation) and Durezol (Inflammation) brands, as well as strong growth in combination glaucoma brands DuoTrav and Azarga. The Ophthalmic Pharmaceuticals performance was offset by sales of Travatan in the United States with the generic entry of latanoprost into the glaucoma category. Vision Care maintained its solid sales performance with growth of Air Optix, a strong launch uptake of Dailies Total1 lenses in Europe, and modest growth in the lens care solution business.

        Alcon division net sales by product category:

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Constant currencies change
	$ m	$ m	%	%
Surgical
Cataract products	2,932	2,858	3	6
of which cataract IOLs	1,281	1,276	0	4
Vitreoretinal products	578	529	9	12
Refractive/other	242	200	21	24

Total	3,752	3,587	5	8

Ophthalmic Pharmaceuticals
Glaucoma	1,259	1,287	(2)	1
Allergy/otic/nasal	901	884	2	3
Infection/inflammation	1,011	967	5	8
Dry eye/other	848	810	5	8

Total	4,019	3,948	2	5

Vision Care
Contact lenses	1,732	1,701	2	5
Solutions/other	722	722	0	2

Total	2,454	2,423	1	4

Total net sales	10,225	9,958	3	5

Alcon Division Franchise Highlights

        Net sales growth data below refer to 2012 worldwide performance.

Surgical

        In 2012, global Surgical net sales were $3.8 billion, up 5% (+8% cc) over the previous year. Advanced technology IOLs showed continued strong growth of 13% (+16% cc), led by AcrySof IQ Toric. The launch of the AcrySof IQ ReSTOR +2.5D Multifocal IOL and AcrySof IQ ReSTOR +2.5D Multifocal Toric IOL in Europe also contributed to growth.

        Global sales of LenSx femtosecond cataract refractive lasers grew 234% (cc), continued global launches contributing to strong LenSx uptake. LenSx lasers have now been installed or shipped to more than 40 markets and more than 1,000 surgeons have been trained to use this innovative technology. In addition, the LenSx SoftFit Patient Interface, Alcon's latest LenSx laser platform, was launched in the United States for use during cataract surgery.

        Surgical also experienced growth in the Vitreoretinal category, driven by sales of Constellation equipment, which grew 28% (cc) in markets outside the United States. The Refractive/Other segment also grew, driven by Wavelight FS200 and EX500 product launches, offering faster treatment times during refractive surgery.

Ophthalmic Pharmaceuticals

        Global net sales of Ophthalmic Pharmaceuticals products increased by 2% (+5% cc) in 2012, driven by non-US glaucoma product sales, inflammation products Durezol and Nevanac, and the Systane dry eye portfolio. Travatan/DuoTrav solution sales in glaucoma grew by 12% (cc) in markets outside the United

States, offset by the impact of generic competition in the United States. Infection/Inflammation product sales grew 10% (cc), led by strong growth of the Durezol emulsion and Nevanac ophthalmic suspension. Systane Ultra and Systane Balance were key growth drivers in the Dry Eye segment in Europe, Latin America, the Caribbean, Canada and Asia, with total product portfolio growth of 10% (cc).

        Further strengthening growth prospects for Ophthalmic Pharmaceuticals, Alcon received FDA approval for Durezol to treat uveitis in 2012. Originally indicated for use as an anti-inflammatory post-surgery, this additional indication will treat inflammation in the uvea near the middle of the eye. Nevanac received EU approval for the indication of post-surgical macular edema to treat the inflammatory response in the retina following cataract surgery. In addition, FDA approval was received for Nepafenac ophthalmic suspension 0.3% for the treatment of pain and inflammation associated with cataract surgery. Alcon expanded its pharmaceutical offering by entering into a strategic licensing agreement with ThromboGenics to commercialize Jetrea (ocriplasmin) outside the United States. Ocriplasmin, which received a positive CHMP opinion in January 2013, may become the first pharmaceutical treatment for vitreomacular traction and macular hole in Europe. In October 2012, Jetrea was approved by the FDA.

Vision Care

        The Vision Care business continued to grow, with global net sales up 1% (+4% cc, with 5% cc growth in contact lenses and 2% cc growth in lens care products) versus prior year. This growth was driven by the United States and Japan, as well as the continued strong performance of the Air Optix portfolio, which leads the marketplace in the multifocal segment and achieved 19% (cc) growth in 2012. Alcon also saw strong Dailies growth in the United States, up 14% (cc) over the previous year. Dailies Total1, the industry's first and only water gradient contact lens, was launched in Germany, Austria, Italy and France, gaining new users and market share in the silicone hydrogel daily disposable category, and was also approved in the United States and Japan. In lens care, Alcon achieved 10% (cc) growth of the Clear Care disinfecting solution.

Sandoz

        Sandoz net sales decreased by 8% (-4% cc) in 2012 to $8.7 billion as a result of declines in the United States retail generics and biosimilars (-17% cc) and Germany (-7% cc), partly offset by double-digit sales growth in biosimilars (+36%), the rest of Western Europe (+10% cc) and Asia (+17% cc). Total sales volume decreased 1 percentage point and price erosion was 5 percentage points primarily due to increased competition on United States sales of enoxaparin ($451 million in 2012 compared to $1.0 billion in 2011). Fougera contributed 2 additional percentage points of growth from the inclusion of approximately five months of sales in 2012.

Vaccines and Diagnostics

        Net sales were $1.9 billion (-7%, -4% cc) in 2012 compared to $2.0 billion in 2011. 2011 was impacted by the release of bulk pediatric shipments that had been delayed from the fourth quarter of 2010 and a one-time pre-pandemic sale.

        The growth of our Meningococcal franchise was underpinned by Menveo, which continues to gain market share both in the United States and in the rest of the world, with sales of over $164 million (+18% cc) in 2012.

Consumer Health

        Consumer Health net sales declined 19% ( -16% cc) mainly due to the impact of the suspension of production at the United States manufacturing site in Lincoln, Nebraska, where operations were suspended at the end of 2011 for quality upgrades and improvements.

        OTC's net sales declined sharply versus the previous year primarily due to Lincoln. Also contributing to the sales decline was a weak cough-and-cold season in early 2012, as well as continued economic deterioration and government austerity measures in several European markets. Despite weak economic conditions, OTC gained market share in most European countries and is growing significantly ahead of the market in key Emerging Growth Markets, notably Russia and China. Increased advertising and promotion investments in growth brands like Voltaren and Otrivin, the launch of line extensions, and the improvement of commercial execution are the key drivers for these market share gains.

        Animal Health reported a net sales decline as a result of limited sales of companion animal products manufactured at Lincoln. Excluding the Lincoln brands, Animal Health maintained strong single-digit growth. The United States continued to show strong momentum, delivering double-digit sales growth excluding the Lincoln brands, mainly driven by Denagard, Atopica and Capstar. Emerging Growth Markets posted high single-digit sales growth with particularly strong performances in China, India, Russia and Brazil.

Operating Income by Segments

	Year ended Dec 31, 2012	% of net sales	Year ended Dec 31, 2011	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Pharmaceuticals	9,598	29.9	8,296	25.5	16	19
Alcon	1,465	14.3	1,472	14.8	0	6
Sandoz	1,091	12.5	1,422	15.0	(23)	(24)
Vaccines and Diagnostics	(250)	(13.5)	(249)	(12.5)	0	13
Consumer Health	48	1.3	727	15.7	(93)	(89)
Corporate income & expenses, net	(441)		(670)		(34)	(31)

Operating income	11,511	20.3	10,998	18.8	5	8

Core Operating Income by Segments

	Year ended Dec 31, 2012	% of net sales	Year ended Dec 31, 2011	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Pharmaceuticals	10,213	31.8	10,040	30.9	2	5
Alcon	3,698	36.2	3,492	35.1	6	9
Sandoz	1,503	17.3	1,921	20.3	(22)	(21)
Vaccines and Diagnostics	(75)	(4.0)	135	6.8	nm	nm
Consumer Health	159	4.3	873	18.9	(82)	(78)
Corporate income & expenses, net	(338)		(552)		(39)	(35)

Core operating income	15,160	26.7	15,909	27.2	(5)	(2)

nm = not meaningful

Pharmaceuticals

        Pharmaceuticals reported an operating income of $9.6 billion (+16%, +19% cc). The operating income margin increased by 4.3 percentage points (cc) with a positive currency impact of 0.1 percentage points resulting in an operating income margin of 29.9% of net sales.

        Adjustments to arrive at core operating income amounted to $615 million, consisting of $322 million for the amortization of intangible assets, $238 million of impairments and $55 million of other exceptional charges. The prior year adjustments amounted to $1.7 billion, principally related to impairments and other charges of $903 million for Tekturna/Rasilez and restructuring charges of $420 million offset by a $334 million gain due to the divestment of Elidel®.

        Core operating income was $10.2 billion (+2%, +5% cc). Constant currency core operating income margin improved by 0.7 percentage points due to continuing productivity efforts. Currency movements had a positive impact of 0.2 percentage points resulting in a core operating income margin of 31.8% of net sales. The underlying gross margin decreased by 1.1 percentage points (cc), mainly driven by royalties and product mix, while R&D expenses improved margin by 0.3 percentage points (cc). As a percentage of net sales, Marketing & Sales and General & Administration expenses improved operating income margin by 0.8 percentage points (cc). Other Income and Expense, net also improved margin by 0.7 percentage points (cc).

        As shown below, Pharmaceuticals expensed $6.9 billion (on a core basis $6.7 billion) in research and development in 2012. This represented 21.5% (on a core basis 20.8%) of Pharmaceuticals' total net sales. Pharmaceuticals currently has 138 projects in clinical development.

        Research and Exploratory Development expenditure was $2.6 billion in 2012, practically unchanged from the 2011 amount of $2.7 billion. Confirmatory Development expenditures in 2012 decreased by 5% to $4.3 billion as compared against 2011. This included $0.1 billion (2011: $0.3 billion) in impairments of intangible assets. On a core basis, Confirmatory Development expenditure remained unchanged at $4.2 billion in 2012 and represented 13.0% of net sales as in the prior year.

Pharmaceuticals Research and Development Expenditure

	2012	Core R&D 2012(1)	2011	Core R&D 2011(1)
	$ m	$ m	$ m	$ m
Research and Exploratory Development	2,584	2,530	2,676	2,625
Confirmatory Development	4,334	4,167	4,556	4,235

Total	6,918	6,697	7,232	6,860

(1)
Core excludes impairments, amortization and other exceptional items.

Alcon

        Operating income of $1.5 billion (0%, +6% cc) included amortization of intangible assets of $1.9 billion and integration costs of $264 million, whereas 2011 included an exceptional income of $268 million.

        Adjustments to arrive at core operating income amounted to $2.2 billion (2011: $2.0 billion), mainly driven by the amortization of intangible assets of $1.9 billion (2011: $1.9 billion).

        Alcon increased core operating income to $3.7 billion (+6%, +9% cc), delivering strong operating leverage through productivity gains and the realization of merger-related cost synergies (2012: $297 million), while continuing to invest in Emerging Growth Markets and R&D. Core operating margin in constant currencies increased by 1.1 percentage points to 36.2% of net sales. Gross margin in constant currencies improved 0.4 percentage points to 74.6% of net sales driven by procurement savings and productivity initiatives. Marketing & Sales expenses, which represented 24.1% of net sales, improved by 1.4 percentage points (cc) due to synergies. General & Administration expenses improved 0.1 percentage points (cc) to 4.9% of net sales. Investments in R&D represented 9.1% of net sales, decreasing 0.4 percentage points (cc) from the prior year.

Sandoz

        Operating income at Sandoz was $1.1 billion (-23%, -24% cc). The operating income margin fell by 3.1 percentage points in constant currencies, with a positive currency impact of 0.6 percentage points resulting in an operating income margin of 12.5% of net sales, as a result of enoxaparin-driven price erosion and continued investments into quality assurance and manufacturing as well as into the development of future biosimilar and respiratory products.

        Adjustments to arrive at core operating income amounted to $412 million (2011: $499 million). These consist principally of amortization of intangible assets of $364 million (2011: $383 million) and costs related to the Fougera acquisition of $62 million. These were partly offset by a reduction of contingent consideration of $59 million related to a business combination (2011: $106 million) and lower legal settlement costs compared to prior year of $204 million.

        Core operating income decreased by 22% (-21% cc) to $1.5 billion. The addition of the Fougera business contributed 1.0 percentage points (cc) to core operating income. Core operating income margin in constant currencies decreased by 3.7 percentage points, partly offset by a positive currency impact of 0.7 percentage points, resulting in a core operating income margin of 17.3% of net sales. Gross margin decreased by 0.9 percentage points (cc), driven primarily by continued investments in quality assurance and manufacturing. R&D expenses (-1.1 percentage points cc) increased as a result of development investments in biosimilars and respiratory products. As a percentage of net sales, Marketing & Sales expenses increased by 1.5 percentage points (cc) as a consequence of investments into growing businesses in biosimilars, Western Europe outside of Germany and Emerging Growth Markets. R&D expenses increased by 1.1 percentage points (cc) as a result of our investments into our biosimilars and respiratory pipeline and General & Administration expenses increased by 0.2 percentage points (cc). Other Income and Expense, net was unchanged compared to 2011.

Vaccines and Diagnostics

        Reported operating loss was $250 million (2011: $249 million loss) as a result of lower sales and the manufacturing ramp-up for upcoming launches of Bexsero and Flucelvax. 2012 included a licensing settlement benefit of $56 million, while 2011 included an impairment of $135 million related to a financial asset.

        Core operating loss in 2012 was $75 million compared to a core operating income of $135 million in 2011.

Consumer Health

        Consumer Health reported an operating income of $48 million versus a prior-year income of $727 million largely due to the impact of the suspension of production and quality upgrade investments at Lincoln, as well as higher income in 2011 from the divestment of OTC non-core brands.

        The operating income margin declined 14.4 percentage points to 1.3% of net sales, including a negative currency impact of 0.6 percentage points. Core operating income declined 82% (-78% cc) to $159 million and core operating income margin declined 14.6 percentage points to 4.3% of net sales.

        Gross margin decreased 9.4 percentage points (cc) mainly due to disruptions in supply, idle capacity charges at Lincoln as well as one-time quality upgrade investments at the manufacturing facility. As a percentage of net sales, Marketing & Sales expenses increased 2.4 percentage points (cc), R&D expenses increased 1.4 percentage points (cc) and General & Administration expenses increased 0.9 percentage points (cc) largely as a result of lower sales that more than offset the positive impact from cost savings programs. During 2012, both Consumer Health businesses continued to increase overall R&D spending to support their future pipelines and also increased Marketing & Sales spend into products and markets that were not affected by the supply shortage. Other Income and Expense, net increased by 0.1 percentage points (cc).

Corporate Income and Expense, Net

        Corporate income and expense, which includes the cost of Group management and central services, amounted to a $441 million net expense, compared to $670 million in 2011, principally due to reductions in environmental, restructuring and other provisions and an exceptional gain of $51 million from the sale of financial assets. Taking into account 2012 core adjustments of $103 million, core corporate income and expense decreased to a net expense of $338 million (2011: $552 million).

Non-Operating Income and Expense

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies
	$ m	$ m	%	%
Operating income	11,511	10,998	5	8
Income from associated companies	552	528	5	5
Interest expense	(724)	(751)	(4)	(1)
Other financial income and expense	(96)	(2)	nm	nm

Income before taxes	11,243	10,773	4	7
Taxes	(1,625)	(1,528)	6	8

Group net income	9,618	9,245	4	7

Attributable to:
Shareholders of Novartis AG	9,505	9,113	4	8
Non-controlling interests	113	132	(14)	(14)
Basic EPS ($)	3.93	3.83	3	6

nm=
not meaningful

 Core Non-Operating Income and Expense

	Year ended Dec 31, 2012	Year ended Dec 31, 2011	Change in $	Change in constant currencies %
	$ m	$ m	%	%
Core operating income	15,160	15,909	(5)	(2)
Income from associated companies	755	779	(3)	(3)
Interest expense	(724)	(751)	(4)	(1)
Other financial income and expense	(96)	(2)	nm	nm

Core income before taxes	15,095	15,935	(5)	(3)
Taxes	(2,284)	(2,445)	(7)	(5)

Core net income	12,811	13,490	(5)	(3)

Attributable to:
Shareholders of Novartis AG	12,698	13,273	(4)	(2)
Non-controlling interests	113	217	(48)	(48)
Core basic EPS ($)	5.25	5.57	(6)	(3)

nm = not meaningful

Income From Associated Companies

        The income from associated companies increased from $528 million in 2011 to $552 million in 2012.

        The following is a summary of the individual components included in the income from associated companies:

	2012	2011
	$ m	$ m
Novartis share of Roche's estimated current-year consolidated net income	691	661
Amortization of additional intangible assets recognized by Novartis on initial accounting for the equity interest	(153)	(162)

Net income effect from Roche	538	499
Net income from other associated companies	14	29

Income from associated companies	552	528

        The Group's 33.3% interest in Roche's voting shares, which represents a 6.4% interest in Roche's total equity, generated income of $538 million in 2012, up from $499 million in 2011. The 2012 contribution reflects an estimated $741 million share of Roche's net income in 2012. This contribution, however, was reduced by an exceptional charge of $50 million taken in 2012 as part of Roche's restructuring charges and $153 million for the amortization of intangible assets arising from the allocation of the purchase price paid by Novartis for this investment to Roche's intangible assets. A survey of analyst estimates is used to estimate the Group's share of net income in Roche. Any differences between these estimates and actual results will be adjusted in the 2013 consolidated financial statements.

        Adjusting for the exceptional items in both years, core income from associated companies decreased 3% from $779 million to $755 million.

Interest Expense and other Financial Income/Expense

        The interest expense decreased to $724 million in 2012 from $751 million in 2011 as a result of lower average gross financial debt compared to the prior year. Other financial income and expense amounted to a net expense of $96 million compared to a net expense of $2 million in 2011, mainly as a result of currency losses.

Taxes

        Tax expenses in 2012 were $1.6 billion, an increase of 6% (8% cc) from 2011. The tax rate (taxes as a percentage of income before taxes) increased slightly to 14.5% in 2012 from 14.2% in 2011. The core tax rate (taxes as percentage of core income before taxes) decreased to 15.1% in 2012 from 15.3% in 2011.

        For further information on the main elements contributing to the difference, see "—Core Results" and "Item 18. Financial Statements—note 6".

2011 Compared to 2010

Key Figures

	Year ended Dec 31, 2011	Year ended Dec 31, 2010	Change in $	Change in constant currencies
	$ m	$ m	%	%
Net sales	58,566	50,624	16	12
Other revenues	809	937	(14)	(15)
Cost of goods sold	(18,983)	(14,488)	31	25

Gross profit	40,392	37,073	9	7
Marketing & Sales	(15,079)	(13,316)	13	9
Research & Development	(9,583)	(9,070)	6	(2)
General & Administration	(2,970)	(2,481)	20	12
Other income	1,354	1,234	10	(4)
Other expense	(3,116)	(1,914)	63	48

Operating income	10,998	11,526	(5)	1
Income from associated companies	528	804	(34)	(34)
Interest expense	(751)	(692)	9	5
Other financial income and expense	(2)	64	(103)	(140)

Income before taxes	10,773	11,702	(8)	(2)
Taxes	(1,528)	(1,733)	(12)	(6)

Net income	9,245	9,969	(7)	(2)

Attributable to:
Shareholders of Novartis AG	9,113	9,794	(7)	(1)
Non-controlling interests	132	175	(25)	(25)
Basic earnings per share	3.83	4.28	(11)	(5)

 Core Key Figures

	Year ended Dec 31, 2011	Year ended Dec 31, 2010	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	43,839	38,517	14	11
Marketing & Sales	(15,077)	(13,315)	13	9
Research & Development	(9,239)	(8,080)	14	7
General & Administration	(2,957)	(2,477)	19	11
Other income	443	485	(9)	(43)
Other expense	(1,100)	(1,124)	(2)	(19)

Core operating income	15,909	14,006	14	16

Core net income	13,490	12,029	12	15
Core basic earnings per share	5.57	5.15	8	11

        The Group's core results exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a $25 million threshold that management deems exceptional.

Overview—Results Operations

        Net sales rose 16% (+12% cc) to $58.6 billion in 2011, with a positive currency impact of 4% arising from the weakness of the US dollar against most major currencies during much of 2011. Sales of recently launched products (products launched since 2007, except Sandoz products launched in last 24 months) grew 38% (in $, excluding the A(H1N1) pandemic flu vaccine including Alcon on a pro forma basis for 2010) over 2010 to $14.4 billion. These products contributed 25% of Group net sales, up from 19% in 2010.

        Operating income was down 5% (+1% cc) to $11.0 billion. The weakness of the US dollar, combined with the strong Swiss franc, resulted in a negative currency impact of 6 percentage points. Cost of goods sold rose by 31% (25% cc) to $19.0 billion in 2011, increasing by 3.8 percentage points to 32.4% of net sales. This led to a reduction in the gross margin by 4.2% to 69.0%. Marketing & Sales rose 13% (9% cc) to $15.1 billion, improving 0.6 percentage points to 25.7% of net sales, as productivity improvements and changes in the portfolio mix were partly offset by investments in new launch products. Research & Development expenses increased by 6% ( -2% cc) in 2011 to $9.6 billion. This included $341 million in impairments of intangible assets. General & Administration expenses increased 20% (12% cc) to $3.0 billion. Other income was up 10% ( -4% cc) to $1.4 billion and largely consists of gains from product disposals, legal settlements and certain items of net periodic pension cost. Other expense was up 63% (48% cc) to $3.1 billion and includes impairment of financial assets as well as property plant and equipment, litigation settlement costs, restructuring and related charges and acquisition related integration expenses.

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

        Net income decreased 7% ( -2% cc) to $9.2 billion, more than the decline in operating income as a result of lower associated company income, higher financing costs following the Alcon acquisition, partly offset by a lower tax rate (14.2% compared to 14.8%). EPS declined 11% ( -5% cc), more than the decline in net income, mainly as a result of the increase in issued shares following the Alcon merger, partially offset by a lower impact from non-controlling interests.

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

Net Sales by Segment

	Year ended Dec 31, 2011	Year ended Dec 31, 2010(1)	Change in $	Change in constant currencies
	$ m	$ m	%	%
Pharmaceuticals	32,508	30,306	7	4
Alcon	9,958	4,446	124	118
Sandoz	9,473	8,592	10	7
Vaccines and Diagnostics	1,996	2,918	(32)	(34)
Consumer Health	4,631	4,362	6	3

Net sales	58,566	50,624	16	12

(1)
Restated to reflect new segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

        Pharmaceuticals net sales grew 7% (+4% cc) to $32.5 billion, and Alcon net sales of $10.0 billion rose 10% (+7% cc) on a pro forma basis. Sandoz net sales also grew 10% (+7% cc) to $9.5 billion. Vaccines and Diagnostics net sales were down 32% (-34% cc) to $2.0 billion, mainly due to $1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010. Net sales of the two Consumer Health businesses together grew 6% (+3% cc) to $4.6 billion.

Pharmaceuticals

        Net sales expanded 7% (+4% cc) to $32.5 billion in 2011 driven by 9 percentage points of increased volume, partly offset by a negative pricing impact of 1 percentage point and the combined impact of generic entries and product divestments of an additional 4 percentage points. Recently launched products (products launched since 2007) contributed $9.2 billion of net sales, growing 35% in constant currencies over the previous year. These products now represent 28% of division sales compared to 22% in 2010.

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

TOP 20 PHARMACEUTICALS DIVISION PRODUCT NET SALES—2011

Brands	Business Franchise	Indication	Net sales United States	Change in constant currencies	Net sales rest of world	Change in constant currencies	Total net sales	Change in $	Change in constant currencies
			$ m	%	$ m	%	$ m	%	%
Diovan/Co—Diovan	Primary care	Hypertension	2,333	(7)	3,332	(11)	5,665	(6)	(9)
Gleevec/Glivec	Oncology	Chronic myeloid leukemia	1,459	14	3,200	2	4,659	9	5
Lucentis	Ophthalmics	Age-related macular degeneration			2,050	26	2,050	34	26
Zometa	Oncology	Cancer complications	642	(11)	845	0	1,487	(2)	(5)
Sandostatin	Oncology	Acromegaly	574	12	869	7	1,443	12	9
Exforge	Primary care	Hypertension	325	14	884	36	1,209	34	30
Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	375	(1)	692	7	1,067	6	4
Femara	Oncology	Breast cancer	219	(66)	692	(11)	911	(34)	(37)
Neoral/Sandimmun	Integrated Hospital Care	Transplantation	71	(13)	832	(1)	903	4	(2)
Exjade	Oncology	Iron chelator	259	(2)	591	13	850	12	8
Voltaren (excl. OTC)	Additional products	Inflammation/pain	4	0	790	1	794	0	2
Tasigna	Oncology	Chronic myeloid leukemia	255	90	461	66	716	79	74
Galvus	Primary care	Diabetes			677	66	677	73	66
Comtan/Stalevo	Neuroscience	Parkinson's disease	214	(7)	400	3	614	2	(1)
Reclast/Aclasta	Established medicines	Osteoporosis	386	(2)	227	18	613	6	5
Tekturna/Rasilez	Primary care	Hypertension	216	4	341	41	557	27	24
Ritalin/Focalin	Additional products	Attention Deficit/Hyperactive Disorder	398	17	152	14	550	19	17
Myfortic	Integrated Hospital Care	Transplantation	200	23	318	11	518	17	15
Gilenya	Neuroscience	Relapsing Multiple Sclerosis	383	nm	111	nm	494	nm	nm
Xolair	Critical Care	Asthma	15	(38)	463	35	478	30	29

Top 20 products total			8,328	2	17,927	8	26,255	9	6
Rest of portfolio			1,645	(9)	4,608	(1)	6,253	0	(4)

Total Division sales			9,973	0	22,535	6	32,508	7	4

nm = not meaningful

Pharmaceuticals Division Product Highlights—Selected Leading Products

        Net sales growth data below refer to 2011 worldwide performance. Growth rates are not provided for some recently launched products since they are not meaningful.

Cardiovascular and Metabolism

        Diovan Group ( -6% to $5.7 billion, -9% cc) worldwide sales declined due to loss of exclusivity in the EU. Diovan Group remains the top-selling anti-hypertensive medication worldwide, with 13.27% of the global hypertension market.

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

        Zometa (-2% to $1.5 billion, -5% cc) is an intravenous bisphosphonate therapy for patients with certain types of cancer that has spread to the bones. Zoledronic acid, the active ingredient in Zometa (4 mg), is also available under the trade names Reclast/Aclasta (5 mg) for use in non-oncology indications with different dosing. Zometa is facing new competition from denosumab, a product of Amgen.

        Femara (-34% to $911 million, -37% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced a decline in sales due to multiple generic entries in the US, Europe and other key markets.

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

        Afinitor/Votubia (+82% to $443 million, +77% cc) is an oral inhibitor of the mTOR pathway used across multiple diseases. Afinitor continues to achieve strong growth in key markets as the only approved treatment for patients with advanced renal cell carcinoma following VEGF-targeted therapy. Afinitor expanded its indications with approvals in the US, EU and Japan for the treatment of advanced pancreatic neuroendocrine tumors. Everolimus, the active ingredient in Afinitor, is also approved in the US as Afinitor and in the EU as Votubia for the treatment of subependymal giant cell astryocytomas associated with tuberous sclerosis complex (TSC). A Phase III study of everolimus in patients with non-cancerous kidney tumors, or angiomyolipomas, associated with TSC formed the basis of regulatory filings currently underway for this potential indication. In addition, results of another Phase III study, which showed Afinitor plus exemestane met the primary endpoint of progression-free survival versus exemestane alone in postmenopausal women with HR+/HER2- advanced breast cancer, are supporting worldwide regulatory filings for this potential indication. Everolimus is also available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

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

        Neoral/Sandimmun (+4% to $903 million, -2% cc), for organ transplantation and autoimmune diseases, has experienced only modestly declining sales despite ongoing generic competition in recent years due to its pharmacokinetic profile, reliability and use in treating a life-threatening condition.

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

        Alcon division pro forma net sales by product category:

	Year ended Dec 31, 2011	Year ended Dec 31, 2010	Change in $	Constant currencies change
	$ m	$ m	%	%
Surgical
Cataract products	2,858	2,668	7	4
of which Cataract IOLs	1,276	1,207	6	3
Vitreoretinal products	529	424	25	21
Refractive/Other	200	129	55	51

Total	3,587	3,221	11	8

Ophthalmic Pharmaceuticals
Glaucoma	1,287	1,136	13	10
Allergy/Otic/Nasal	884	813	9	7
Infection/inflammation	967	839	15	14
Dry Eye/Other	810	727	11	10

Total	3,948	3,515	12	10

Vision Care
Contact lenses	1,701	1,579	8	3
Solutions/Other	713	716		(4)

Total	2,414	2,295	5	1

Total net sales	9,949	9,031	10	7

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

Vaccines and Diagnostics

        Net sales declined 32% to $2.0 billion in 2011 (-34% cc) compared to $2.9 billion in 2010. The primary driver of the net sales variance against the prior year was $1.3 billion of A(H1N1) pandemic flu vaccine sales in 2010 not repeated in 2011.

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

Operating Income by Segments

	Year ended Dec 31, 2011	% of net sales	Year ended Dec 31, 2010(1)	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Pharmaceuticals	8,296	25.5	8,471	28.0	(2)	4
Alcon	1,472	14.8	796	17.9	85	67
Sandoz	1,422	15.0	1,321	15.4	8	10
Vaccines and Diagnostics	(249)	(12.5)	612	21.0	(141)	(131)
Consumer Health	727	15.7	778	17.8	(7)	4
Corporate income & expenses, net	(670)		(452)

Operating income	10,998	18.8	11,526	22.8	(5)	1

(1)
Restated to reflect new divisional segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

Core Operating Income by Segments

	Year ended Dec 31, 2011	% of net sales	Year ended Dec 31, 2010(1)	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Pharmaceuticals	10,040	30.9	9,586	31.6	5	8
Alcon	3,492	35.1	1,350	30.4	159	146
Sandoz	1,921	20.3	1,742	20.3	10	11
Vaccines and Diagnostics	135	6.8	1,066	36.5	(87)	(85)
Consumer Health	873	18.9	845	19.4	3	12
Corporate income & expenses, net	(552)		(583)

Core operating income	15,909	27.2	14,006	27.7	14	16

(1)
Restated to reflect new divisional segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

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

Non-Operating Income and Expense

	Year ended Dec 31, 2011	Year ended Dec 31, 2010	Change in $	Change in constant currencies
	$ m	$ m	%	%
Operating income	10,998	11,526	(5)	1
Income from associated companies	528	804	(34)	(34)
Interest expense	(751)	(692)	9	5
Other financial income and expense	(2)	64	(103)	(140)

Income before taxes	10,773	11,702	(8)	(2)
Taxes	(1,528)	(1,733)	(12)	(6)

Group net income	9,245	9,969	(7)	(2)

Attributable to:
Shareholders of Novartis AG	9,113	9,794	(7)	(1)
Non-controlling interests	132	175	(25)	(25)
Basic EPS ($)	3.83	4.28	(11)	(5)

 Core Non-Operating Income and Expense

	Year ended Dec 31, 2011	Year ended Dec 31, 2010	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income	15,909	14,006	14	16
Income from associated companies	779	1,041	(25)	(28)
Interest expense	(751)	(692)	9	5
Other financial income and expense	(2)	64	(103)	(140)

Core income before taxes	15,935	14,419	11	13
Taxes	(2,445)	(2,390)	2	5

Core net income	13,490	12,029	12	15

Attributable to:
Shareholders of Novartis AG	13,273	11,767	13	16
Non-controlling interests	217	262	(17)	(17)
Core basic EPS ($)	5.57	5.15	8	11

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

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our principal accounting policies are set out in note 1 to the Group's consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Deductions from Revenues

        As is typical in the pharmaceuticals industry, our gross sales are subject to various deductions which are composed primarily of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

        The following summarizes the nature of some of these deductions and how the deduction is estimated. After recording these, net sales represent our best estimate of the cash that we expect to ultimately collect. The United States market has the most complex arrangements related to revenue deductions.

United States specific healthcare plans and program rebates

        The United States Medicaid Drug Rebate Program is administered by State governments using State and Federal funds to provide assistance to certain vulnerable and needy individuals and families. Calculating the rebates to be paid involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product price increases and the mix of contracts and specific terms in the individual State agreements. These provisions are adjusted based on established processes and experiences from re-filing data with individual States.

        The United States Federal Medicare program, which funds healthcare benefits to individuals age 65 or older, provides prescription drug benefits under Part D of the program. This benefit is provided through private prescription drug plans. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product price increases and the mix of contracts and adjusted periodically.

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

        There is often a time lag of several months between us recording the revenue deductions and our final accounting for them.

Non-United States specific healthcare plans and program rebates

        In certain countries other than the United States we provide rebates to governments and other entities. These rebates are often mandated by laws or government regulations.

        In several countries we enter into innovative pay-for-performance arrangements with certain healthcare providers, especially in Europe and Australia. Under these agreements, we may be required to make refunds to the healthcare providers or to provide additional medicines free of charge if anticipated treatment outcomes do not meet predefined targets. Potential refunds and the delivery of additional medicines at no cost are estimated and recorded as a deduction of revenue at the time the related revenues are recorded. Estimates are based on historical experience and clinical data. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition would be deferred until such history would be available.

        There is often a time lag of several months between us recording the revenue deductions and our final accounting for them.

Non-healthcare plans and program rebates, returns and other deductions

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

        When we sell a product providing a customer the right to return a product, we record a provision for estimated sales returns based on our sales returns policy and historical rates. Other factors considered include product recalls, expected marketplace changes and the remaining shelf life of the product, and the entry of generic products. In 2012, sales returns amounted to approximately 1% of gross product sales. If sufficient experience is not available, sales are only recorded based on evidence of product consumption or when the right of return has expired.

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

        The following table shows the worldwide extent of our revenue deductions provisions and related payment experiences:

PROVISIONS FOR REVENUE DEDUCTIONS

						Change in provisions offset against gross trade receivables
		Effect of currency translation and business combinations		Income statement charge
	Revenue deductions provisions at January 1						Revenue deductions provisions at December 31
			Payments/ utilizations	Adjustments of prior years	Current year
	$ m	$ m	$ m	$ m	$ m	$ m	$ m
2012
US specific healthcare plans and program rebates	1,440	17	(3,191)	(46)	3,222		1,442
Non-US specific healthcare plans and program rebates	766	15	(1,423)	94	1,514		966
Non-healthcare plans and program related rebates, returns and other deductions	1,536	176	(7,324)	(143)	7,509	(90)	1,664

Total 2012	3,742	208	(11,938)	(95)	12,245	(90)	4,072

2011
US specific healthcare plans and program rebates	1,162		(2,860)	(19)	3,157		1,440
Non-US specific healthcare plans and program rebates	575	(24)	(1,043)	(23)	1,281		766
Non-healthcare plans and program related rebates, returns and other deductions	1,360	(68)	(6,846)	(7)	7,324	(227)	1,536

Total 2011	3,097	(92)	(10,749)	(49)	11,762	(227)	3,742

2010
US specific healthcare plans and program rebates	755	226	(1,949)	(8)	2,138		1,162
Non-US specific healthcare plans and program rebates	455	(34)	(444)	(9)	607		575
Non-healthcare plans and program related rebates, returns and other deductions	884	163	(5,779)	(32)	6,056	68	1,360

Total 2010	2,094	355	(8,172)	(49)	8,801	68	3,097

        The table below shows the gross to net sales reconciliation for our Pharmaceuticals Division:

GROSS TO NET SALES RECONCILIATION

	Income statement charge
	Charged through revenue deduction provisions	Charged directly without being recorded in revenue deduction provisions	Total	In % of gross sales
	$ m	$ m	$ m
2012
Pharmaceuticals gross sales subject to deductions			39,912	100.0

US specific healthcare plans and program rebates	(2,358)		(2,358)	(5.9)
Non-US specific healthcare plans and program rebates	(1,096)	(842)	(1,938)	(4.8)
Non-healthcare plans and program related rebates, returns and other deductions	(1,579)	(1,884)	(3,463)	(8.7)

Total Pharmaceuticals gross to net sales adjustments	(5,033)	(2,726)	(7,759)	(19.4)

Pharmaceuticals net sales 2012			32,153	80.6

2011
Pharmaceuticals gross sales subject to deductions			40,004	100.0

US specific healthcare plans and program rebates	(2,424)		(2,424)	(6.0)
Non-US specific healthcare plans and program rebates	(801)	(408)	(1,209)	(3.0)
Non-healthcare plans and program related rebates, returns and other deductions	(1,631)	(2,232)	(3,863)	(9.7)

Total Pharmaceuticals gross to net sales adjustments	(4,856)	(2,640)	(7,496)	(18.7)

Pharmaceuticals net sales 2011			32,508	81.3

2010
Pharmaceuticals gross sales subject to deductions			36,400	100.0

US specific healthcare plans and program rebates	(2,029)		(2,029)	(5.6)
Non-US specific healthcare plans and program rebates	(298)	(263)	(561)	(1.5)
Non-healthcare plans and program related rebates, returns and other deductions	(1,585)	(1,919)	(3,504)	(9.6)

Total Pharmaceuticals gross to net sales adjustments	(3,912)	(2,182)	(6,094)	(16.7)

Pharmaceuticals net sales 2010			30,306	83.3

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

        We review long-lived intangible assets and property, plant and equipment for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. Goodwill, the Alcon brand-name and other currently not amortized intangible assets are reviewed for impairment at least annually.

        An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs to sell and its value in use. Usually, Novartis adopts the fair value less costs to sell method for its impairment tests. In most cases no directly observable market inputs are available to measure the fair value less costs to sell.

Therefore an estimate of fair value less costs to sell is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method is applied, net present value techniques are utilized using pre-tax cash flows and discount rates.

        Fair value reflects estimates of assumptions that market participants would be expected to use when pricing the asset and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset. The estimates used in calculating net present values are highly sensitive, and depend on assumptions specific to the nature of the Group's activities with regard to:

  –
  the amount and timing of projected future cash flows;

  –
  future tax rates;

  –
  the behavior of competitors (launch of competing products, marketing initiatives, etc.); and

  –
  an appropriate discount rate.

        Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the fair value less costs of sale derived from applying discounted future cash flows based on the key assumptions in the following table:

	Pharmaceuticals	Alcon	Sandoz	Vaccines and Diagnostics	Consumer Health
	%	%	%	%	%
Sales growth rate assumptions after forecast period	1.6	3	0 to 2	0.5	0 to 2
Discount rate (post-tax)	7	7	7	7	7

        In 2012, intangible asset impairment charges of $286 million were recognized. These relate to impairment charges of $211 million in the Pharmaceuticals Division. Novartis also recorded various impairment charges of $75 million in all other Divisions.

        In 2011, intangible asset impairment charges of $627 million were recorded. $552 million of these arose in the Pharmaceuticals Division, principally due to the expected reduction in demand for Tekturna/Rasilez (aliskiren) and discontinuation of PRT128 (elinogrel), SMC021 (oral calcitonin), PTK796 and AGO178 (agomelatine) development programs. $75 million of impairment charges arose in all other Divisions.

        Reversal of prior year impairment charges amounted to $3 million (2011: $8 million).

        The amount of goodwill and other intangible assets on our consolidated balance sheet has increased significantly in recent years, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment testing could lead to material impairment charges in the future. For more information, see "Item 18. Financial Statements—note 11".

        Additionally, impairment charges for property, plant and equipment during 2012 amounted to $39 million (2011: $413 million of which $403 million was in Pharmaceuticals primarily related to the expected reduction in demand for Tekturna/Rasilez and the discontinuation of the SMC021 development program).

 Trade Receivables

        Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred and represents the difference between the receivable value in the balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy or financial reorganization or default/delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions in Greece, Italy, Portugal, Spain and other countries in Europe and evaluates accounts receivable in these countries for potential collection risks. Substantially all of the trade receivables overdue from such countries are due directly from local governments or from government-funded entities. Deteriorating credit and economic conditions and other factors in these countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these accounts receivable and may require Novartis to re-evaluate the collectability of these receivables in future periods.

Retirement and other post-employment benefit plans

        We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our current and former associates. For post-employment plans with defined benefit obligations, we are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the discount rates we apply to estimate future liabilities, expected returns on plan assets and rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates.

        Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, or longer/shorter life spans of participants among other factors. For example, a decrease in the discount rate we apply in determining the present value of the obligations of a quarter of one percent would have increased our year-end defined benefit pension obligation for plans in Switzerland, United States, UK, Germany and Japan, which represent about 95% of the Group total defined benefit pension obligation, by approximately $0.8 billion. If the 2012 discount rate had been a quarter of one percentage point lower than actually assumed, net periodic pension cost for pension plans, in these countries, which represent about 75% of the Group's total net periodic pension cost for pension plans, would have decreased by approximately $13 million, and if the same decrease was also assumed for the expected return on plan assets for pension plans, the expected return on plan assets for pension plans in these five countries would have decreased by approximately $39 million. Depending on events, such differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 18. Financial Statements—note 25".

Contingencies

        A number of our subsidiaries are involved in various government investigations and legal proceedings (intellectual property, product liability, commercial, employment and wrongful discharge, environmental claims, etc.) arising out of the normal conduct of their businesses. For more information, see "Item 18. Financial Statements—note 20" to the Group's consolidated financial statements.

        We record accruals for contingencies when it is probable that a liability has been incurred and the amount can be reliably estimated. These accruals are adjusted periodically as assessments change or additional information becomes available. For product liability claims, a significant portion of the overall accrual is actuarially determined based on factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported. We provide for individually significant cases when probable and the amount can be reliably estimated. Expected legal defense costs are accrued when the amount can be reliably estimated.

        In some instances, the inherent uncertainty of litigation, the resources required to defend against governmental actions, the potential impact on our reputation, and the potential for exclusion from United States federal and other government reimbursement programs have contributed to decisions by companies in our industry to enter into settlement agreements with governmental authorities. These settlements have had in the past, and may continue in the future, to involve large cash payments, including potential repayment of amounts that were allegedly improperly obtained and other penalties including treble damages. In addition, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Provisions are recorded for environmental remediation costs when expenditure on remedial work is probable and the cost can be reliably estimated. Remediation costs are provided for under "Non-current liabilities" in the Group's consolidated balance sheet. They are estimated by calculating the present value of expected costs. Provisions relating to estimated future expenditure for liabilities do not usually reflect any insurance or other claims or recoveries, since these are only recognized as assets when the amount is reasonably estimable and collection is virtually certain.

Research & Development

        Internal Research & Development costs are fully charged to the consolidated income statement in the period in which they are incurred. We consider that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset usually until marketing approval from the regulatory authority is obtained in a relevant major market, such as for the United States, the European Union, Switzerland or Japan.

Healthcare Contributions

        In many countries our subsidiaries are required to make contributions to the countries' healthcare costs as part of programs other than the ones mentioned under deductions from revenue above. The amounts to be paid depend on various criteria such as the sales volume compared to certain targets, compared to the competition or to the Group's market share. There is considerable judgment required in estimating these contributions. The most important healthcare contributions relate to the United States Healthcare Reform fee which was introduced in 2011. This fee is an annual fee to be paid by pharmaceutical companies based on the prior year's government program sales. Effective 2013, the United States government has also implemented a medical device sales tax which is expected to be applicable to Alcon's United States sales of products that are considered surgical devices under the respective act. The Pharmaceutical fee and the Medical Device Tax are recorded in "Other expenses" since they are considered to be an indirect tax or in inventory and cost of goods sold when the tax is levied on intercompany sales. The annual expense for these United States taxes is approximately $150 million.

Taxes

        We prepare and file our tax returns based on an interpretation of tax laws and regulations, and record estimates based on these judgments and interpretations. Our tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Inherent uncertainties exist in our estimates of our tax positions. We believe that our estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

New Accounting Pronouncements

        See "Item 18. Financial Statements—note1".

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency.

        The following provides an overview of net sales and expenses for 2012 and 2011 for currencies most important to the Group:

Currency		2012	2011	2010
		%	%	%
US dollar ($)	Net sales	36	36	36
	Operating expenses	39	38	36
Euro (EUR)	Net sales	25	27	28
	Operating expenses	25	25	26
Swiss franc (CHF)	Net sales	2	2	2
	Operating expenses	13	14	13
Japanese yen (JPY)	Net sales	9	9	8
	Operating expenses	5	4	4
Other currencies	Net sales	28	26	26
	Operating expenses	18	19	21

        We prepare our consolidated financial statements in US dollars. As a result, fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on both the Group's results of operations as well as on the reported value of our assets, liabilities and cash flows. This in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.

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

        We seek to manage currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. For 2012, we entered into various contracts that change in value with movements in foreign exchange rates in order to preserve the value of assets, commitments and expected transactions. We also use forward contracts and foreign currency options to hedge expected net revenues in foreign currencies. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see "Item 18. Financial Statements—notes 1, 5 and 29" to the Group's consolidated financial statements.

        There is however, also a risk that certain countries could devalue their currency. If this occurs then it could impact the effective prices we would be able to charge for our products and also have an adverse impact on both our consolidated income statement and currency translation adjustments included in our consolidated equity.

        The average value of the US dollar in 2012 increased against the EUR, CHF, and GBP. The following table sets forth the foreign exchange rates of the US dollar against these currencies, used for foreign currency translation when preparing the Group's consolidated financial statements:

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2012	2011		2012	2011
EUR	1.286	1.392	(8)	1.319	1.294	2
CHF	1.067	1.130	(6)	1.093	1.064	3
GBP	1.585	1.603	(1)	1.616	1.543	5
JPY (100)	1.254	1.255	0	1.161	1.289	(10)

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2011	2010		2011	2010
EUR	1.392	1.327	5	1.294	1.324	(2)
CHF	1.130	0.961	18	1.064	1.063	0
GBP	1.603	1.546	4	1.543	1.552	(1)
JPY (100)	1.255	1.141	10	1.289	1.227	5

        The following table provides a summary of the currency impact on key Group figures due to their conversion into $, the Group's reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year to the current year financial data for entities reporting in non-US dollars. For further detail, see "Non-IFRS measures as defined by Novartis".

CURRENCY IMPACT ON KEY FIGURES

	Change in constant currencies % 2012	Change in $ % 2012	Percentage point currency impact 2012	Change in constant currencies % 2011	Change in $ % 2011	Percentage point currency impact 2011
Net sales	0	(3)	(3)	12	16	4
Operating income	8	5	(3)	1	(5)	(6)
Net income	7	4	(3)	(2)	(7)	(5)
Core operating income	(2)	(5)	(3)	16	14	(2)
Core net income	(3)	(5)	(2)	15	12	(3)

        For additional information on the effects of currency fluctuations, see "Item 18. Financial statements—note 29".

FACTORS AFFECTING RESULTS OF OPERATIONS

        A number of key factors influence the Group's results of operations and the development of our businesses.

        We believe that healthcare remains a growth industry, driven by the rapid aging of the global population, expanding access to healthcare in emerging markets and advances in science and technology that create opportunities to improve health outcomes and enhance quality of life for patients worldwide. At the same time, challenging business and regulatory conditions continue to impede growth across the healthcare industry.

        As the only healthcare company with leading positions in pharmaceuticals, eye care, generics, vaccines and diagnostics, over-the-counter medicines and animal health, we believe that Novartis is well-positioned to capture opportunities and mitigate risks across the healthcare landscape. We expect that our continued focus on innovation, growth and productivity across our broad, diversified portfolio will allow us to meet the evolving needs of patients and healthcare systems worldwide.

Transformational Changes Fueling Demand

        Long-term trends in the composition and behavior of the worldwide population, as well as ongoing innovation in science and technology, are driving demand for and access to healthcare. These changes present opportunities for Novartis to expand its presence in new and established markets and meet the changing demands of patients around the world.

Aging Population and Shifting Behaviors

        As the global life expectancy continues to rise, the UN Population Fund projects that the total number of people over 60 will exceed 1 billion worldwide in the next decade, an increase of approximately 200 million over 2012. By 2050, the over-60 population will be larger than the under-15 population, according to the United Nations Population Fund. This aging of the global population has accelerated demand for treatments addressing diseases and conditions—such as glaucoma, cataracts and wet age-related macular degeneration, among other eye diseases, which Novartis offers treatments to address—that disproportionately afflict the elderly.

        At the same time, due to increasing economic prosperity and shifting nutritional habits, the global incidence of obesity is rising, and is now more than double the rate it was in 1980, according to the World Health Organization (WHO). This trend is particularly evident in dynamic, emerging markets: China, for example, has seen its number of obese people quintuple since 2005 to nearly 100 million today, according to Chinese government statistics.

        Increased rates of obesity, as well as habits such as cigarette smoking and sedentary lifestyles, have, in turn, boosted the prevalence of chronic diseases—including cardiovascular disease, diabetes and chronic respiratory diseases—which now account for more than 60% of all deaths worldwide, according to the WHO. Novartis businesses, particularly Pharmaceuticals, Alcon and Sandoz, offer products that help patients suffering from chronic diseases, and we plan to continue to make investments in new treatments to address these growing health threats.

Global Rise in Healthcare Spending Led by Emerging Markets

        Despite a difficult economic environment, global healthcare spending continues to climb, and is projected to reach nearly $1.2 trillion by 2016, according to industry research firm IMS Health.

        While the US continues to outstrip all other countries in terms of healthcare expenditures, emerging markets are contributing an increasing proportion of total global spend. Driven by rising incomes, continued low cost for drugs and government sponsored programs to increase access to treatments, emerging markets are expected to double their spending on pharmaceuticals over the next five years and contribute 30% of global healthcare expenditures by 2016, according to IMS Health. Developed markets, by contrast, are expected to account for 57% of global healthcare spending in 2016, down from 73% in 2006.

        Reflecting the importance of emerging markets within the Novartis growth strategy, we continue to expand our presence, not only in the so-called BRIC countries (Brazil, Russia, India and China), which are well-known to be large and growing markets, but in other fast-growing markets as well. The Middle East, for example, has become a growth engine for Novartis, due in part to our investments in Egypt, Saudi Arabia and the United Arab Emirates, where our Pharmaceuticals Division is growing ahead of the market. We also signed a Memorandum of Understanding with the Government of Malaysia to help strengthen the country's healthcare capabilities. Our collaboration, the first of its kind in Malaysia, will likely include building technical capabilities, promoting clinical trials, expanding access to innovative medicines and quality generic products, and supporting healthcare start-up companies through the Novartis Venture Fund.

Scientific Advances Opening New Opportunities for Targeted Therapies

        With scientific advances, there is a growing opportunity to personalize healthcare for individual patients to improve results and reduce costs. For example, it is estimated that up to 95% of the variability in patient drug response may be due to genetic differences, according to scientific studies. Tailoring treatments based on specific biological factors, or "biomarkers," that indicate whether or not a given drug will be effective for a particular patient can significantly enhance response rates and outcomes while reducing costs associated with unnecessary or ineffective treatments. The market for personalized medicine is expected to be a major growth driver for the industry, with around 11% annual growth projected in the coming years, according to PricewaterhouseCoopers.

        Advancing personalized medicine is central to our overall drug discovery and development strategy. In 2012, we realigned our Molecular Diagnostics unit and embedded it within Oncology Global Development to coordinate the development of innovative new treatments for patients with cancers and other diseases, with the development of tests, also known as companion diagnostics, to pinpoint the patients who are most likely to benefit from those treatments. Our diagnostics function, now known as Companion Diagnostics (CDx), is responsible for developing and manufacturing regulated diagnostic tests and registrational assays for pivotal clinical trials across the Pharmaceuticals portfolio.

        Also within our Pharmaceuticals Division, Genoptix Medical Laboratory, which we acquired in 2011, continues to provide comprehensive laboratory services to US community-based hematologists and oncologists, advancing their ability to define and monitor individualized treatment programs.

        Additionally, across our R&D activities at NIBR and Sandoz, we require that all proposals for new drug targets include a "path to the clinic." This often includes a biomarker discovery phase to identify which individuals will benefit most from a potential treatment and which might have a negative or no response, helping direct medical decision-making and subsequent therapy assessments for patients.

New Technologies Changing the Delivery of Healthcare

        The rise of social and mobile technology is making it easier for patients, providers and payors to address healthcare needs quickly and efficiently. For example, according to PricewaterhouseCoopers, one in three patients have sought information about other patient experiences with their disease and one in four have posted their health experience to social networks. On the provider side, more than 60% of physicians in the United States were using tablet computers as of May 2012, up from 35% a year previously (according to healthcare market research firm Manhattan Research), to research medical treatments and access electronic health records.

        Health applications on mobile phones, known as mHealth applications, have also provided a low-cost, real-time way to track disease progression and facilitate communication with patients, providers and payors. The data collected through these applications are more reliable than self-reporting from patients and can help scientists and doctors gather evidence to guide their investigations and tailor treatment regimens for individual patients. Additionally, when mHealth applications are used in combination with GPS data, they can support early detection and warning systems for global outbreaks of illnesses related to environmental exposures or infectious agents. As applications like these continue to proliferate and advance, according to business intelligence firm Global Data, the global mHealth market is set to jump in value by around 40% to $11.7 billion in 2018, potentially changing the delivery of health services and providing Novartis with more opportunities to reach patients and improve quality of care.

        Through our eHealth program, Novartis is using emerging technologies to radically rethink the way we deliver products and services to patients, doctors and payors. For example, we developed a medical patch for Exelon, our Alzheimer's treatment, that integrates an electronic chip to signal when it is time for a replacement. Similarly, work is progressing on a proprietary smart inhaler for COPD patients, the "eBreezhaler," which sends reminders and motivational messages based on actual patient behavior to help improve adherence and outcomes.

Shift to Generics and OTC Products

        While healthcare costs continue to rise as a percentage of GDP in countries around the world, consumer demand for affordable products—both in developed and developing economies—has also increased. The global generics industry has grown by roughly 9% per year on average between 2007 and 2011, according to industry research firm MarketLine, significantly higher than the equivalent growth rate for pharmaceuticals, and will likely accelerate as healthcare systems encourage the use of generics to keep costs down.

        Similarly, over-the-counter products, which in the United States are used on a regular basis by 35% of adults (according to the American College of Preventative Medicine), have also seen an increase in demand (as calculated by market research firm Kalorama Information). With leadership positions in both generics and over-the-counter medicines, we believe that Novartis is well-positioned to take advantage of these trends.

Increasingly Challenging Business Environment

        While demographic and socioeconomic trends, as well as scientific and technological innovation, have created valuable opportunities for us to grow our business and improve the health of patients globally, significant challenges continue to pressure the industry.

Patent Expirations and Generic Competition Pressuring Industry

        It is estimated that between 2013 and 2016, drugs worth $156 billion in sales globally will lose market exclusivity, according to pharmaceutical sector research firm EvaluatePharma. In Japan, which has historically had relatively low generic penetration, generic drugs accounted for more than 25%—an all-time high—of the domestic prescription medicines market in 2012, according to the Japan Generic Medicines Association. In the weeks and months following patent expiry, sales of brand-name drugs typically fall dramatically, by as much as 90% in some markets.

        The ability to secure and defend our intellectual property is particularly crucial for our Pharmaceuticals and Alcon divisions, where the loss of patent protection on one or more products can have a material effect on the Group's results of operations. To counter these challenges, Novartis focuses on innovating in areas of unmet patient need in order to rejuvenate the portfolio with new products and therapies. We expect revenue from recently launched products (products launched since 2007, except Sandoz products launched in last 24 months), which comprised 29% of net sales in 2012, to balance the impact of patent loss. We also take legally permissible steps to defend our intellectual property rights, including initiating patent infringement lawsuits against generic drug manufacturers.

        Some of our best-selling products have begun to face considerable competition due to expiration of their patent protection:

        The patent on valsartan, the active ingredient of Diovan/Co-Diovan/Diovan HCT (high blood pressure), expired in the major countries of the European Union in November 2011, and generic competitors have launched there. In addition, patent protection expired in the United States in September 2012, and generic versions of Diovan HCT have launched in the United States. Generic versions of Diovan monotherapy have not yet launched but could potentially launch at any time. In addition, patent protection for valsartan is scheduled to expire in Japan in 2013 and 2016 for Co-Diovan (including patent term extensions). The active ingredient valsartan is also used in the single-pill combination therapies Exforge and Exforge HCT (high blood pressure). While market exclusivities for Exforge/Exforge HCT will remain in the European Union and Japan due to regulatory patent protection, there is a risk that generic manufacturers may circumvent regulatory exclusivity and gain approval of a combination valsartan-amlodipine product in Europe. In the United States, under a license agreement with a generics manufacturer, the product is expected to face generic competition beginning in October 2014.

        The patent on Femara (cancer) expired in 2011 in the United States and in major European markets, and generic competitors have launched in those markets.

        The patent on zoledronic acid, the active ingredient in Zometa (cancer), as well as in Reclast/Aclasta (osteoporosis), expired in 2012 in a limited number of smaller markets, and will expire in 2013 in the United States and in other major markets. However, certain forms or uses of these products are also covered by additional patents with later expiration dates in certain markets.

        The patent on the active ingredient in Gleevec/Glivec (cancer) will expire in 2015 in the United States, in 2016 in the major EU countries and 2014 in Japan, in each case including extensions. However, the product is protected by additional patents claiming innovative features of Gleevec/Glivec.

        In 2013, the impact of generic competition on our net sales is expected to be as much as $3.5 billion. As we typically have substantially reduced marketing and research and development expenses related to a product in its final year of exclusivity, it is expected that the loss of patent protection will have an impact on our operating income which can be expected to correspond to a significant portion of the product's lost sales. The magnitude of such an impact could depend on a number of factors, including: the time of year at which such exclusivity would be lost; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic competitor products approved, and whether, in the United States, a single competitor is granted an exclusive marketing period; and the geographies in which generic competitor products are approved, including the strength of the market for generic pharmaceutical products in such geographies and the comparative profitability of patented pharmaceutical products in such geographies.

        While this wave of patent expiries represents a significant challenge for our Pharmaceuticals and Alcon divisions, it also presents an opportunity for Sandoz, which develops, manufactures, distributes and sells prescription medicines that are not protected by valid and enforceable third-party patents. Global spending on generics is expected to increase from $242 billion in 2011 to more than $400 billion by 2016 according to IMS Health, fueled by volume growth in emerging markets and increased demand in developed nations.

Heightended Regulatory and Safety Hurdles

        The costs associated with bringing a new drug to market have continued to increase as requirements with respect to documentation proving efficacy and safety have become more stringent.

        Even after a new drug is approved, there is a risk that safety events could occur in patients, despite our commitment to the highest standards of quality and safety across all of our divisions. Such events could not only harm our reputation and the trust we share with patients who depend on our products, but could also have a negative impact on our results, such as through a reduction in demand, product recalls or withdrawals, or legal proceedings.

        Despite this risk, however, we expect that our focus on improving patient outcomes and understanding disease pathways will allow Novartis to continue to bring innovative, effective and safe medicines to market.

Risk of Liability and Supply Disruption from Manufacturing Issues

        The manufacture of our products is both highly regulated and complex, and may result in a variety of issues that could lead to extended supply disruptions and significant liability. Governmental health authorities around the world, including the FDA, closely regulate the manufacture of our products, and continue to intensify their scrutiny of manufacturers' compliance with their requirements. If we or our third party suppliers fail to comply fully with these requirements, then we could be required to shut down our production facilities or production lines. In this event, we could experience product shortages, or be unable to supply products to patients for an extended period of time, and such shortages or supply failures have led to, and could continue to lead to, significant losses of sales revenue and to potential third party litigation. Health authorities could also impose significant penalties on us.

        Like our competitors, we have faced, and in some cases continue to face, significant manufacturing issues. For example, in 2012, we continued to progress quality remediation programs at three of Sandoz's North American manufacturing facilities (following an FDA warning letter in 2011) and at Consumer Health's manufacturing facility in Lincoln, Nebraska, United States, where we suspended operations and shipments at the end of 2011. Although we have made significant progress in 2012 at these sites, as a result of the manufacturing issues, we have suffered and may continue to suffer significant losses in sales and market share. In addition, we have been required to expend considerable resources on the remediation of these sites.

        In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For example, a significant portion of the Group's portfolio of products, including products from Pharmaceuticals, Sandoz, and Vaccines and Diagnostics, are "biologic" products, which cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. In addition, the Group's portfolio includes a number of sterile products, including oncology treatments, which are considered to be technically complex to manufacture and require strict environmental controls. Because the production process for these products is so complex and sensitive, there is a greater chance of production failures and lengthy supply interruptions.

        Finally, because our products are intended to promote the health of patients, any manufacturing issues that result in supply disruptions or other production problems could potentially subject us, not only to government penalties, but also to lawsuits or allegations that the public health, or the health of individuals, has been endangered.

Financial Crisis Increasing Pressures on Drug Prices

        Despite hopes that the global economy would recover in 2012, challenges stemming from the 2008 financial crisis continue to weigh on the industry. The economies of Greece, Italy, Portugal and Spain in particular continued to contract under austerity measures, and with budgets under pressure, these governments have taken steps to keep costs down by introducing price reductions and rebates to make medications more affordable. These lower prices affect all of our businesses that rely on reimbursement, including Pharmaceuticals, Alcon, Sandoz, and Vaccines and Diagnostics.

        In addition, consumer confidence remains low, and patients around the world are looking for ways to keep healthcare spending to a minimum. In the United States, for example, according to one study, 58% of people reported that they put off or went without necessary treatment in the previous year due to cost, up from 50% in 2011. To combat this trend, Novartis offers coupon programs and incentives for patented products to facilitate access to the most effective treatments at an affordable price. In Brazil, for example, our patient program "Vale mas Saude" provides value-added solutions for the treatment of several chronic conditions (such as hypertension, diabetes, chronic obstructive pulmonary disease, asthma, and neurological disorders) to almost 3 million patients and over 50,000 participating physicians. Educational support and progressive discounts mean more Brazilian patients have access to treatment. In addition, patient compliance to treatment has more than doubled in Brazil, along with increased visits to pharmacies.

Potential Liability Arising from Legal Proceedings

        In recent years, there has been a trend of increasing government investigations and litigations against companies operating in the industries of which we are a part, both in the United States and in an increasing number of countries around the world. We are obligated to comply with the laws of the approximately 140 countries in which we operate, covering an extremely wide range of activities. To that end, we have a significant global compliance with law program in place. Nonetheless, despite our efforts, any failure to comply with the law could lead to substantial liabilities that may not be covered by insurance, and could affect our business and reputation.

        A number of our subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, such as proceedings regarding product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety issues, environmental remediation, taxation, privacy and intellectual property matters. Such proceedings are inherently unpredictable, and large judgments sometimes occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations or cash flows.

        In addition, governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, insider trading, antitrust, trade restrictions, embargo legislation and data privacy. Responding to such investigations is costly, and requires an increasing amount of our management's time and attention. In addition, such investigations may affect our reputation and create a risk of potential exclusion from government reimbursement programs in the United States and other countries. These factors have contributed to recent decisions by us and other companies in our industry, when deemed in the companies' interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities. These settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and penalties of up to treble damages. In addition, settlements of healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Adverse judgments or settlements in any of the significant investigations or cases against us could have a material adverse effect on our business, financial condition and results of operations.

Execution of Focused Diversification Strategy

        To capture opportunities and mitigate risks, Novartis aims to maintain leadership positions in growing segments of the healthcare industry.

Researching Areas of Growing Unmet Medical Need
        Patients are at the center of everything we do, and while many of our competitors have outsourced or partially outsourced their research and development activities, we have continued our efforts to expand and rejuvenate our portfolio through innovation in order to bring new healthcare solutions to market in areas where currently available treatments do not meet patient needs.

        Pharmaceuticals and Alcon conduct research through NIBR, which focuses on studying molecular signaling pathways that, when defective, can lead to disease. When drugs pass initial safety and efficacy tests in one disease area, we frequently initiate parallel studies in other indications because illnesses can share a common underlying pathway. We also leverage our NIBR R&D investments in Animal Health, as many of the medicines developed for human patients also have applications for pets and farm animals.

        Beyond our internal research activities, Novartis also collaborates with partners to develop and commercialize promising treatments that can improve patient outcomes. For example, in 2012, we announced an exclusive, multi-year collaboration with the University of Pennsylvania to research, develop and commercialize targeted chimeric antigen receptor (CAR) immunotherapies, a new frontier in oncology research that has the potential to transform the treatment of cancer. Also this year, Alcon entered into a licensing agreement with ThromboGenics to commercialize Jetrea (ocriplasmin), the first pharmacological treatment for vitreomacular adhesion (VMA), outside of the United States. Ocriplasmin has been submitted for approval in the EU, and in January 2013 received a positive CHMP opinion. Ocriplasmin received FDA approval in October 2012. There are more than 300,000 VMA patients in Europe alone who could potentially benefit from ocriplasmin. If approved, Alcon plans to introduce ocriplasmin in more than 40 countries worldwide.

        In addition, we have a significant pipeline of cardiovascular products in late-stage development, with both RLX030 in development for acute heart failure (from the acquisition of Corthera Inc. in 2010) and LCZ696 in development for hypertension and chronic heart failure. Both RLX030 and LCZ696 have the potential to address large patient populations, as the prevalence of heart failure is increasing. Chronic heart failure currently affects 20 million people worldwide and is projected to grow by 2.3% over the next decade. Of the 2 million people with acute heart failure who are discharged from the hospital each year in the United States and Europe, approximately 50% could be eligible for RLX030, if approved.

        We believe that our focus on researching areas of unmet need will allow us to extend our lead in innovation. We continued our strong track record of bringing new medicines and indications to market in 2012, as our Pharmaceuticals Division secured 11 major approvals for new products and indications in the United States and European Union, on top of significant approvals in Alcon and Vaccines and Diagnostics.

Focusing on Patient Outcomes

        Reflecting our commitment to patients, our strategy has moved from a transactional approach of simply selling pills to a more integrated approach that focuses on improving health outcomes and partnering with customers to deliver more services for patients.

        We have developed support programs aimed at improving access and adherence to our treatments, which are expected to improve health outcomes and cut excess costs associated with low levels of adherence. For example, we established a Gilenya support program in the United States that provides MS patients with a nurse navigator to help arrange medical tests and improve compliance by following up with patients on a monthly basis. We are also in the process of conducting patient segmentation market research to understand issues around MS treatment adherence, and plan to develop and offer an adherence program through the nurse navigator program later in the year.

        Similarly, in Sandoz, we work to bring biopharmaceuticals to patients in need earlier in disease progression, aiming to help prevent the onset of serious or life-threatening complications. For example, in the UK, the introduction of biosimilar filgrastim moved the medication from a second-line to first-line treatment for febrile neutropenia associated with chemotherapy—a shift that significantly increased access to this important therapy for thousands of cancer patients.

Tailoring Commercial Models Around Customer Needs

        In today's healthcare landscape, in which access to physicians is becoming increasingly restricted for sales representatives, Novartis collaborates with key customer segments in an effort to provide doctors and patients with the information and support they need. This partnership not only improves our relationships with important customers, but also may enable doctors to provide better care to patients.

        Our "Key Account Management" approach, for example, allows us to identify opportunities to collaborate with customers to help them support patients and providers. In Taiwan, we instituted a patient education program along with one of our customers that helped to reduce stroke patient re-hospitalization rates from 23% to 15% while ensuring access to Novartis medications. We implemented a global franchise model within Alcon to encourage functional excellence, cross-functional collaboration and accelerated decision-making across R&D, commercial and manufacturing, enhancing innovation and speed-to-market of new products.

        For doctors, our support comes in the form of education, raising awareness of the latest advances in our understanding of disease pathways and treatment options so they can provide the highest quality of care to patients. For example, in Sandoz, we are growing our medical affairs outreach to educate physicians about biosimilars products and assist them in understanding the value that these treatment options can provide. Novartis is also committed to working with payors to enable eligible patients to benefit from access to our industry-leading portfolio and, to that end, has over 150 individual patient access programs around the world.

Engaging Patients in Their Care

        In a recent survey, 50% of Americans said that texts, emails or smartphone applications with tips, reminders and encouragement could have helped them avoid a health problem in the past. To improve patient outcomes, Novartis is working to leverage the channels that patients use on a day-to-day basis to engage them in their own care. For example, in the UK, Sandoz launched a novel disease education tool that uses augmented reality to educate young children about growth hormone deficiencies.

        Additionally, while patients could obtain better health outcomes by participating in clinical trials for new innovative treatments, very few of them do: only 2% of Americans get involved with clinical research each year and less than 4% of United States physicians ever participate, according to the Center for Information and Study on Clinical Research Participation. Novartis, in partnership with electronic health record (EHR) management companies, is piloting a process in which physicians are notified by the EHR management company about relevant ongoing clinical trials when they enter data into the EHR. By engaging patients at their point of care, we provide them with the information they need to make well-informed decisions about their health.

        Alcon, too, has a long history of empowering patients by working with eye care professionals and policymakers to raise awareness about eye diseases and treatment options. For example, in Europe, Alcon works with policymakers to provide cataract patients with a choice between cataract surgery with a conventional intraocular lens (which is fully reimbursed), and cataract surgery with an advanced technology intraocular lens, which corrects refractive errors, such as presbyopia and astigmatism, while removing their cataract (which is available with a co-payment).

Enhancing Access to Healthcare

        Access to healthcare is a global challenge, and bridging the access gap is a goal Novartis shares with governments, international agencies like the WHO, foundations and nongovernmental organizations.

        At Novartis, enhancing access begins with medical research, continues with product donations and new business models, and is supported by action to strengthen healthcare in both developing and advanced economies. In 2012, our access-to-healthcare contributions and programs were valued at more than $2.0 billion, providing medicine to approximately 100 million patients and health education, infrastructure development and other programs to another 7.2 million people worldwide. Millions more purchased high-quality, low-cost generics from our Sandoz Division.

        However, no single company—no matter how committed to patients—can bridge the access gap alone. Barriers to access can be overcome only with effective and coordinated action by all parties involved.

        In 2012, Novartis extended its collaboration with the WHO and other organizations to eliminate leprosy. As part of a donation valued at more than $20 million, Novartis will continue to provide free multidrug therapy medicines to treat an estimated 850,000 people with leprosy through 2020. Similarly, Sandoz is working with the Zambian government to increase access to high-quality, affordable medicines across Africa by supporting small, independent health shops, the primary healthcare providers in rural areas. This support helps efforts to provide a consistent, reliable and safe supply of drugs for Zambia's patients, which in turn helps the country reach several of its UN Millennium Development Goals by 2015. In addition, Alcon supports more than 800 medical missions and numerous partnerships with non-profit organizations each year to bring eye care to places in which services and treatments are not yet available, train local physicians to perform state-of-the-art surgery and provide sustainable eye care.

        In addition, following the success of its Arogya Parivar ("healthy family") program in India, Novartis launched Familia Nawiri in Kenya and Cung Song Khoe in Vietnam in 2012. These localized social business models aim to expand access to quality healthcare for people living at the bottom of the pyramid without consistent access to healthcare or health education.

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

Recent Acquisitions and Divestments

        The comparability of the year-on-year results of our operations for the total Group can be significantly affected by acquisitions and divestments. For more detail how transactions of significance have affected our results, see "Significant Transactions" below.

Significant Transactions

Acquisitions in 2012

Sandoz—Acquisition of Fougera Pharmaceuticals, Inc.

        On July 20, 2012, Sandoz completed the acquisition of 100% of Fougera Pharmaceuticals, Inc. a specialty dermatology generics company based in Melville, New York, for $1.5 billion in cash. The acquisition of Fougera Pharmaceuticals, Inc. creates another strong global growth platform for Sandoz. Fougera has strong dermatology development and manufacturing expertise and employs approximately 700 people.

        The final purchase price allocation resulted in net identified assets of $0.6 billion (excluding acquired cash) and goodwill of $0.9 billion. Results of operations since the acquisition date were not material.

Acquisitions 2011

Alcon majority control in 2010; full ownership and merger in 2011

        On August 25, 2010, Novartis completed the acquisition of a further 52% interest in Alcon, Inc. (Alcon) following on from the January 4, 2010 announcement that Novartis had exercised its call option to acquire Nestlé's remaining 52% Alcon interest for approximately $28.3 billion or $180 per share. The overall purchase price of $38.7 billion included certain adjustments for Alcon dividends and interest due. This increased our interest in Alcon to a 77% controlling interest as Novartis had already acquired an initial 25% Alcon interest from Nestlé for $10.4 billion or $143 per share in July 2008.

        On December 14, 2010, Novartis entered into a definitive agreement to merge Alcon into Novartis in consideration for Novartis shares and a Contingent Value Amount. The acquisition of the remaining outstanding non-controlling interests in Alcon were separate transactions following the previous acquisition of majority ownership in Alcon by Novartis in 2010.

        On April 8, 2011 a Novartis Extraordinary General Meeting approved the merger of Alcon, Inc. with Novartis AG leading to the creation of the Alcon Division which became the fifth reported segment in

Novartis' strategically diversified healthcare portfolio. The Extraordinary General Meeting also authorized the issuance of 108 million new shares. Alcon shareholders received 2.9228 Novartis shares (which included a dividend adjustment) and $8.20 in cash for each share of Alcon, resulting in a total consideration of $168.00 per share.

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

        Novartis reassessed the fair value of the initial 25% non-controlling interest in Alcon it acquired from Nestlé in 2008. In 2010, Novartis recognized a revaluation gain of $378 million on its initial 25% equity-method investment in Alcon upon acquiring a 52% controlling interest in the second-stage purchase from Nestlé on August 25, 2010. This gain was based on Novartis concluding that the fair value of that interest had a corresponding per-share value of $139. On this date the quoted market price of Alcon on the NYSE was $160. Novartis measured this revaluation gain based on the estimated current fair value of its investment in Alcon, with the assistance of outside specialist investment bank advisors. This valuation demonstrated that, as at August 25, 2010, the quoted price for Alcon was affected by an anticipated premium on Novartis' eventual purchase of the 23% not owned at that time. Novartis concluded that this "premium" should not be included in the valuation of the previously held equity interest.

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

        At December 31, 2010 Novartis recorded the outstanding non-controlling interests in Alcon at their proportionate share of identifiable net assets which amounted to $6.3 billion. After the acquisition of majority ownership in Alcon, Inc. on August 25, 2010, Alcon contributed in 2010 net sales $2.4 billion and operating income of $323 million to the 2010 consolidated income statement.

        During 2011, prior to the merger on April 8, 2011, 4.8% of the non-controlling interests in Alcon, Inc. were acquired for $2.4 billion. Completion of the acquisition of the outstanding 18.6% of Alcon Inc. on April 8, 2011 and subsequent merger, resulted in the issuance of Novartis shares with a fair value of $9.2 billion and a payment in cash of $0.5 billion to the Alcon, Inc. shareholders.

        The final purchase price allocation was completed in 2011 and resulted in a fair value of net identifiable assets of $27.0 billion and goodwill of $18.0 billion. The excess of the value exchanged for the non-controlling interests in Alcon Inc, in 2011 over its recorded value together with merger related transaction costs resulted in a reduction in the Novartis consolidated equity of $5.7 billion.

        For more detail on accounting for these transactions, see "Item 18. Financial Statements—note 1, 2 and 24".

Pharmaceuticals—Acquisition of Genoptix, Inc.

        On March 7, 2011 Novartis completed the acquisition of 100% of Genoptix, Inc., a specialized laboratory providing personalized diagnostic services to United States community-based hematologists and oncologists for $458 million in cash. Genoptix employed approximately 500 people. The final purchase price allocation resulted in net identified assets of $237 million and goodwill of $221 million. Results of operations since the acquisition date in 2011 were not material.

Acquisitions in 2010 (additional to the Alcon transaction described above)

Pharmaceuticals—Acquisition of Corthera

        On February 3, 2010 Novartis completed the 100% acquisition (announced on December 23, 2009) of the privately held US-based Corthera Inc., gaining worldwide rights to relaxin for the treatment of acute decompensated heart failure and assumed full responsibility for development and commercialization for a total purchase consideration of $327 million. This amount consists of an initial cash payment of $120 million and $207 million of deferred contingent consideration. The deferred contingent consideration initially recognized represented the net present value of the additional milestone payments due to Corthera's previous shareholders which they are eligible to receive contingent upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of $309 million and goodwill of $18 million. Results of operations since the acquisition date were not material.

Sandoz—Acquisition of Oriel Therapeutics

        On June 1, Sandoz completed the 100% acquisition of the privately held US-based Oriel Therapeutics Inc., to broaden its portfolio of projects in the field of respiratory drugs for a total purchase consideration of $332 million. This amount consists of an initial cash payment of $74 million and $258 million of deferred contingent consideration. Oriel's previous shareholders are eligible to receive milestone payments, which are contingent upon the company achieving future development steps, regulatory approvals and market launches, and sales royalties. The total $258 million of deferred contingent consideration initially recognized represented the net present value of expected milestone and royalty payments. The final purchase price allocation, including the valuation of the contingent payment elements of the purchase price, resulted in net identified assets of $281 million and goodwill of $51 million. Results of operations since the acquisition date were not material.

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

NON-IFRS MEASURES AS DEFINED BY NOVARTIS

        The following non-IFRS metrics are used by Novartis when measuring performance, especially when measuring current year results against prior periods: core results, constant currencies, free cash flow and net debt.

        Despite the use of these measures by management in setting goals and measuring the Group's performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in their usefulness to investors.

        Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These measures are presented solely to permit investors to more fully understand how the Group's management assesses underlying performance. These measures are not, and should not be viewed as, a substitute for IFRS measures.

        As an internal measure of Group performance, these measures have limitations, and the performance management process is not solely restricted to these metrics.

Core Results

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

  –
  In addition to monthly reports containing financial information prepared under IFRS, senior management receives a monthly analysis incorporating these core measures.

  –
  Annual budgets are prepared for both IFRS and core measures.

Constant Currencies

        Changes in the relative values of non-US currencies to the US dollar can affect the Group's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

        Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchange rates:

  –
  the impact of translating the income statements of consolidated entities from their non-dollar functional currencies to dollars; and

  –
  the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

        We calculate constant currency measures by translating the current year's foreign currency values of the net sales and earnings into dollars using the average exchange rates from the prior year and comparing them to the prior year values in dollars.

        We use these constant currency measures in evaluating the Group's performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance which do not take into account changes in the relative value of currencies.

Free Cash Flow

        Novartis defines free cash flow as cash flow from operating activities excluding cash flow associated with the purchase or sale of property, plant & equipment, intangible, other non-current and financial assets. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests are also excluded from free cash flow.

        Free cash flow is presented as additional information because Novartis considers it to be a useful indicator of the Group's ability to operate without relying on additional borrowing or the use of existing cash. Free cash flow is a measure of the net cash generated that is available for dividend payments, debt repayment and investment in strategic opportunities. The Group uses free cash flow as a performance measure when making internal comparisons of the results of divisions. Free cash flow constitutes a non-IFRS financial measure, which means that it should not be interpreted as a measure determined under IFRS. Free cash flow is not intended to be a substitute measure for cash flow from operating activities (as determined under IFRS).

Net Debt

        Novartis defines net debt as our cash and cash equivalents, current investments and derivative financial instruments less interest-bearing loans and borrowings.

        The following tables reconcile IFRS results to core results:

2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—GROUP

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	38,805	2,786	174	39	43	41,847

Operating income	11,511	2,876	356	330	87	15,160

Income before taxes	11,243	3,045	356	364	87	15,095

Taxes	(1,625)					(2,284	)(5)

Net income	9,618					12,811

Basic earnings per share ($)(6)	3.93					5.25

The following are adjustments to arrive at Core Gross Profit
Other revenues	888				(56)	832
Cost of goods sold	(18,756)	2,786	174	39	99	(15,658)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(14,353)			1		(14,352)
Research & Development	(9,332)	87	109		20	(9,116)
General & Administration	(2,937)				14	(2,923)
Other income	1,187		(1)		(373)	813
Other expense	(1,859)	3	74	290	383	(1,109)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	552	169		34		755

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of $153 million and $16 million for the Novartis share of the estimated Roche core items.

(2)
Impairments: Cost of goods sold, Research & Development, Other income, and Other expense include principally impairments of intangible assets and property, plant & equipment; Other expense also includes impairments of financial assets.

(3)
Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes acquisition related inventory step-up adjustments; Marketing & Sales and Other expense relate to Alcon and Fougera integration costs; Income from associated companies includes a $16 million revaluation gain on the initial interest in an acquired company and the Novartis share of $50 million restructuring charge related to Roche.

(4)
Other exceptional items: Other revenues include an income of $56 million related to an intellectual property settlement and license agreement; Cost of goods sold, Research & Development, Other income, and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an additional charge of $22 million for product recalls related to a US production plant; Research & Development also includes a net $18 million increase of contingent consideration liabilities related to business combinations; General & Administration includes exceptional IT-related costs; Other income includes a provision reduction of $137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of $93 million, a reversal of prior year restructuring charges of $76 million, and a gain on divestment related to the Novartis Venture Funds of $51 million; Other expense includes principally a restructuring charge of $149 million related to the US business, and charges for transforming IT and finance processes of $117 million.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $3.9 billion to arrive at the core results before tax amounts to $659 million. This results in the average tax rate on the adjustments being 17.1%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2011	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	40,392	2,918	278	5	246	43,839

Operating income	10,998	3,028	1,224	148	511	15,909

Income before taxes	10,773	3,238	1,224	148	552	15,935

Taxes	(1,528)					(2,445	)(5)

Net income	9,245					13,490

Basic earnings per share ($)(6)	3.83					5.57

The following are adjustments to arrive at Core Gross Profit
Net sales	58,566				117	58,683
Cost of goods sold	(18,983)	2,918	278	5	129	(15,653)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(15,079)				2	(15,077)
Research & Development	(9,583)	93	341		(90)	(9,239)
General & Administration	(2,970)	13				(2,957)
Other income	1,354		(3)	(102)	(806)	443
Other expense	(3,116)	4	608	245	1,159	(1,100)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	528	210			41	779

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

(2)
Impairments: Cost of goods sold includes impairment charges related to Tekturna/Rasilez, Consumer Health in the US, and other intangible assets; Research & Development includes impairment charges principally for PTK796, AGO178 (agomelatine), PRT128, SMC021 and In Process Research & Development; Other income includes an impairment reversal; Other expense includes impairments of $314 million related to Tekturna/Rasilez, $47 million related to SMC021, $17 million related to the Group-wide rationalization of manufacturing sites, and amounts for financial assets.

(3)
Acquisition-related divestment gains, restructuring and integration charges: Cost of goods sold includes an acquisition related inventory step-up adjustment; Other income includes a gain from product sales required by regulators to approve the Alcon merger; Other expense relates primarily to Alcon integration costs.

(4)
Exceptional items: Net sales to third parties includes a returns provision related to Tekturna/Rasilez and a recall provision related to over-the-counter products; Cost of goods sold and Marketing & Sales include charges related to Consumer Health in the US; Cost of goods sold, Research & Development, Other income, and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold and Other expense include Swiss restructuring charges of $254 million; Research & Development includes a reduction to a contingent consideration liability related to a business combination of $106 million in Sandoz; Other income and expense include a net $183 million gain from the Jump litigation settlement and a $100 million settlement gain, a $85 million insurance settlement gain, product divestment gains of $378 million, charges of $284 million related to legal settlements, $161 million for IT and finance restructuring projects, an amount of $295 million related to Tekturna/Rasilez, an amount of $13 million related to SMC021, and other restructuring charges; Income from associated companies reflects a charge of $41 million for the Novartis share of Roche's restructuring.

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

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2010	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	37,073	1,061	(90)	471	2	38,517

Operating income	11,526	1,135	981	600	(236)	14,006

Income before taxes	11,702	1,560	981	280	(104)	14,419

Taxes(5)	(1,733)					(2,390)

Net income	9,969					12,029

Basic earnings per share ($)(6)	4.28					5.15

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(14,488)	1,061	(90)	471	2	(13,044)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(13,316)	1				(13,315)
Research & Development	(9,070)	69	903		18	(8,080)
General & Administration	(2,481)	4				(2,477)
Other income	1,234		(10)		(739)	485
Other expense	(1,914)		178	129	483	(1,124)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	804	425		(320)	132	1,041

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

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—PHARMACEUTICALS

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other exceptional items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	26,323	270	120	54	26,767

Operating income	9,598	322	238	55	10,213

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(6,578)	270	120	54	(6,134)

The following are adjustments to arrive at Core Operating Income
Research & Development	(6,918)	52	91	78	(6,697)
Other income	577		(1)	(303)	273
Other expense	(755)		28	226	(501)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold includes impairments related to marketed products; Research & Development includes principally impairment charges related to In Process Research & Development; Other income includes reversal of impairment of property, plant & equipment; Other expense includes impairments of property, plant & equipment and financial assets.

(3)
Other exceptional items: Cost of goods sold, Research & Development, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally an increase of a contingent consideration liability related to a business combination; Other income includes a provision reduction of $137 million mainly related to Tekturna/Rasilez inventories, a product divestment gain of $93 million, and reversal of prior year restructuring charges of $70 million; Other expense includes a restructuring charge of $149 million related to the US business, an additional legal settlement provision of $19 million and an additional provision of $19 million related to Tekturna/Rasilez clinical studies, and a restructuring charge of $42 million related to the European and Asian business.

2011	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	26,632	369	249		115	27,365

Operating income	8,296	423	985	(81)	417	10,040

The following are adjustments to arrive at Core Gross Profit
Net sales to third parties	32,508				44	32,552
Cost of goods sold	(6,573)	369	249		71	(5,884)

The following are adjustments to arrive at Core Operating Income
Research & Development	(7,232)	54	303		15	(6,860)
Other income	697		(3)	(81)	(436)	177
Other expense	(1,825)		436		723	(666)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold includes impairments primarily related to Tekturna/Rasilez; Research & Development includes impairment charges principally for PTK796, AGO178 (agomelatine), PRT128 and SMC021; Other income includes an impairment reversal; Other expense includes impairments of $314 million related to Tekturna/Rasilez and $47 million related to SMC021, for financial assets, and related to the Group-wide rationalization of manufacturing sites.

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

(1)
Restated to reflect new divisional segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

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

 2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—ALCON RESTATED

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Other exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	5,716	1,906	1		16	7,639

Operating income	1,465	1,915	17	264	37	3,698

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(4,618)	1,906	1		16	(2,695)

The following are adjustments to arrive at Core Operating Income
Research & Development	(975)	9	16			(950)
General & Administration	(510)				14	(496)
Other income	49				(1)	48
Other expense	(353)			264	8	(81)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold includes impairments of intangible assets; Research & Development includes impairment charges related to In Process Research & Development.

(3)
Acquisition or divestment related items, restructuring and integration charges: Other expense relates to Alcon integration costs.

(4)
Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT costs.

2011	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	5,457	1,912			20	7,389

Operating income	1,472	1,928	29	212	(149)	3,492

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(4,566)	1,912			20	(2,634)

The following are adjustments to arrive at Core Operating Income
Research & Development	(892)	3	20			(869)
General & Administration	(509)	13				(496)
Other income	262			(21)	(229)	12
Other expense	(309)		9	233	60	(7)

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

2010(1),(2)	IFRS results	Amortization of intangible assets(3)	Acquisition or divestment related items, restructuring and integration charges(4)	Core results
	$ m	$ m	$ m	$ m
Gross profit	2,734	60	459	3,253

Operating income	796	65	489	1,350

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(1,760)	60	459	(1,241)

The following are adjustments to arrive at Core Operating Income
Research & Development	(352)	1		(351)
General & Administration	(255)	4		(251)
Other expense	(39)		30	(9)

(1)
Restated to reflect new divisional segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

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

2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—SANDOZ

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Other exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	3,867	356	46	36	4	4,309

Operating income	1,091	364	46	62	(60)	1,503

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(5,126)	356	46	36	4	(4,684)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(1,561)			1		(1,560)
Research & Development	(695)	8	(3)		(59)	(749)
Other income	74				(10)	64
Other expense	(244)		3	25	5	(211)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold includes impairments of intangible assets; Research & Development includes principally a reversal of impairment charges related to In Process Research & Development; Other expense includes impairments of property, plant & equipment.

(3)
Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes Fougera related inventory step-up adjustment; Marketing & Sales and Other expense relates to Fougera integration costs.

(4)
Other exceptional items: Cost of goods sold and Other income include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes principally a decrease of a contingent consideration liability related to a business combination; Other income also includes a restructuring provision release; Other expense includes exceptional remediation charges.

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

2010(1)	IFRS results	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment related items, restructuring and integration charges(4)	Exceptional items(5)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	3,997	278	4	12		4,291

Operating income	1,321	293	11	12	105	1,742

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(4,878)	278	4	12		(4,584)

The following are adjustments to arrive at Core Operating Income
Research & Development	(658)	15	7		18	(618)
Other income	77		(1)			76
Other expense	(295)		1		87	(207)

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

 2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—VACCINES AND DIAGNOSTICS

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Other exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	755	197		3	(56)	899

Operating income	(250)	215	12	3	(55)	(75)

The following are adjustments to arrive at Core Gross Profit
Other revenues	331				(56)	275
Cost of goods sold	(1,478)	197		3		(1,278)

The following are adjustments to arrive at Core Operating Income
Research & Development	(453)	18	5		1	(429)
Other expense	(115)		7			(108)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Research & Development includes impairments of intangible assets; Other expense includes a facility impairment charge and impairments of financial assets.

(3)
Acquisition or divestment related items, restructuring and integration charges: Cost of goods sold includes an acquisition related inventory step-up adjustment.

(4)
Other exceptional items: Other revenues include an income related to an intellectual property settlement and license agreement; Research & Development includes restructuring charges related to the Group-wide rationalization of manufacturing sites.

2011	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	954	211		5	2	1,172

Operating income	(249)	231	145	5	3	135

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(1,410)	211		5	2	(1,192)

The following are adjustments to arrive at Core Operating Income
Research & Development	(523)	20	8		1	(494)
Other expense	(185)		137			(48)

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

 2012, 2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—CONSUMER HEALTH

2012	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other exceptional items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	2,050	57	7	25	2,139

Operating income	48	57	10	44	159

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(1,729)	57	7	25	(1,640)

The following are adjustments to arrive at Core Operating Income
Other income	75			(8)	67
Other expense	(73)		3	27	(43)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

(2)
Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairments of property, plant & equipment.

(3)
Other exceptional items: Cost of goods sold, Other income, and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an additional charge for product recalls related to a US production plant and an impairment of a long-term asset; Other income includes a restructuring provision release; Other expense includes a legal settlement related to a US production plant.

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

(3)
Impairments: Cost of goods sold includes impairment charges for acquired rights to in-market products and other production-related impairment charges.

  2012 and 2011 Reconciliation of segment operating income to Core operating income

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total
	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Operating income	9,598	8,296	1,465	1,472	1,091	1,422	(250)	(249)	48	727	(441)	(670)	11,511	10,998

Amortization of intangible assets	322	423	1,915	1,928	364	383	215	231	57	59	3	4	2,876	3,028

Impairments
Intangible assets	211	552	17	20	43	25	5	8	7	14			283	619
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites		12		5										17
Other property, plant & equipment	25	391			3	1	6	2	3	2	2		39	396
Financial assets	2	30		4			1	135			31	23	34	192

Total impairment charges	238	985	17	29	46	26	12	145	10	16	33	23	356	1,224

Acquisition-related items
—Gains		(81)		(21)										(102)
—Expenses			264	233	62		3	5			1	12	330	250

Total acquisition-related items, net		(81)	264	212	62		3	5			1	12	330	148

Other exceptional items
Exceptional divestment gains	(93)	(334)								(44)	(51)		(144)	(378)
Restructuring items
—Income	(70)		(1)		(10)	(12)			(8)				(89)	(12)
—Expense	240	420	24	52	4	4	1	3	3	8			272	487
Legal-related items
—Income		(100)		(229)										(329)
—Expense	19	80		45		204			25				44	329
Additional exceptional income	(137)			(17)	(59)	(106)	(56)					(85)	(252)	(208)
Additional exceptional expense	96	351	14		5				24	107	117	164	256	622

Total other exceptional items	55	417	37	(149)	(60)	90	(55)	3	44	71	66	79	87	511

Total adjustments	615	1,744	2,233	2,020	412	499	175	384	111	146	103	118	3,649	4,911

Core operating income	10,213	10,040	3,698	3,492	1,503	1,921	(75)	135	159	873	(338)	(552)	15,160	15,909

Core return on net sales	31.8%	30.9%	36.2%	35.1%	17.3%	20.3%	-4.0%	6.8%	4.3%	18.9%			26.7%	27.2%

        2011 and 2010 Reconciliation of segment operating income to Core operating income

	Pharmaceuticals		Alcon, Inc.		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total
	2011	2010	2011	2010(2)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Operating income	8,296	8,471	1,472	796	1,422	1,321	(249)	612	727	778	(670)	(452)	10,998	11,526

Amortization of intangible assets	423	457	1,928	65	383	293	231	259	59	61	4		3,028	1,135

Impairments
Intangible assets	552	796	20		25	11	8		14	6			619	813
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	12		5					14					17	14
Other property, plant & equipment	391	(4)			1		2		2				396	(4)
Financial assets	30	41	4				135	98			23	19	192	158

Total impairment charges	985	833	29		26	11	145	112	16	6	23	19	1,224	981

Acquisition-related items
—Gains	(81)		(21)										(102)
—Expenses			233	489		12	5				12	99	250	600

Total acquisition-related items, net	(81)		212	489		12	5				12	99	148	600

Other exceptional items
Exceptional divestment gains	(334)	(425)							(44)				(378)	(425)
Restructuring items
—Income	(1)	(7)			(12)								(13)	(7)
—Expense	421	118	52		4	49	3	38	8				488	205
Legal-related items
—Income	(100)	(42)	(229)										(329)	(42)
—Expense	80	181	45		204	56		45					329	282
Swiss pension curtailment gain												(265)		(265)
Additional exceptional income			(17)		(106)						(85)		(208)
Additional exceptional expense	351								107		164	16	622	16

Total other exceptional items	417	(175)	(149)		90	105	3	83	71		79	(249)	511	(236)

Total adjustments	1,744	1,115	2,020	554	499	421	384	454	146	67	118	(131)	4,911	2,480

Core operating income	10,040	9,586	3,492	1,350	1,921	1,742	135	1,066	873	845	(552)	(583)	15,909	14,006

Core return on net sales	30.9%	31.6%	35.1%	30.4%	20.3%	20.3%	6.8%	36.5%	18.9%	19.4%			27.2%	27.7%

(1)
Restated to reflect new divisional segment allocation introduced during 2011. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

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

        The following tables reconcile IFRS to pro forma core results for Alcon:

(in $ m)	2010 Restated	Consolidated results of Alcon, Inc., from Jan. 1, 2010 to Aug. 25, 2010(1)	2010 Pro forma
Net sales to third parties	4,446	4,585	9,031
Sales to other segments	14		14

Net sales of segments	4,460	4,585	9,045
Other revenues	34	5	39
Cost of goods sold	(1,760)	(2,442)	(4,202)

Gross profit	2,734	2,148	4,882
Marketing & Sales	(1,299)	(1,060)	(2,359)
Research & Development	(352)	(478)	(830)
General & Administration	(255)	(255)	(510)
Other income	7		7
Other expense	(39)	30	(9)

Operating income	796	385	1,181

as % of net sales	17.9%	8.4%	13.1%
Core adjustments
Cost of goods sold	519	1,379	1,898
Research & Development	1	3	4
General & Administration	4	8	12
Other expense	30	(30)

Core Operating income	1,350	1,745	3,095

as % of net sales	30.4%	38.1%	34.3%

(1)
This assumes that the acquisition of Alcon, Inc. had occured on January 1, 2010. It therefore also reflects $1.4 billion of additional amortization of intangible assets arising from the purchase price allocation and excludes $145 million of change of control and acquisition related costs.

 RECONCILIATION OF ALCON PRO FORMA FROM AMENDMENT NO.3 TO FORM F-4, FILED WITH THE US SEC ON FEBRUARY 24, 2011, TO ANNUAL REPORT 2011

(in $ m)		2010
Alcon operating income as reported in IFRS by Novartis (August 25, 2010—December 31, 2010)		323
Alcon income statement under IFRS as adopted by Novartis (January 1, 2010—December 31, 2010)	2,501
Purchase price allocation and other pro forma adjustments (including elimination of double-counting of Alcon for August 25, 2010—December 31, 2010)	(2,016)

Pro forma as reported in F4 on February 24, 2011		485

Acquisition costs recorded in Corporate and therefore not to be taken into account in Alcon Division operating income		(99)
Falcon operating income transferred to Sandoz	(43)
CIBA Vision operating income transferred from Consumer Health	383
Ophthalmics products related operating income transferred to Alcon	132

Segments transfers		472

Alcon pro forma operating income		1,181

2011 AND 2010 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—ALCON PRO FORMA

2011	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, restructuring and integration charges(3)	Exceptional items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	5,453	1,912			20	7,385

Operating income	1,461	1,928	29	221	(149)	3,490

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(4,561)	1,912			20	(2,629)

The following are adjustments to arrive at Core Operating Income
Research & Development	(892)	3	20			(869)
General & Administration	(509)	13				(496)
Other income	241				(229)	12
Other expense	(296)		9	221	60	(6)

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

2010(1)	IFRS results	Amortization of intangible assets(2)	Core results
	$ m	$ m	$ m
Gross profit	4,882	1,898	6,780

Operating income	1,181	1,914	3,095

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(4,202)	1,898	(2,304)

The following are adjustments to arrive at Core Operating Income
Research & Development	(830)	4	(826)
General & Administration	(510)	12	(498)

(1)
On a pro forma basis. For additional information, see "Non-IFRS measures as defined by Novartis—Alcon segment reconciliation from 2010 restated to pro forma data".

(2)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; General & Administration includes the recurring amortization of intangible assets.

NOVARTIS ECONOMIC VALUE ADDED

        Novartis utilizes its own definition for measuring Novartis Economic Value Added (NVA), which is utilized for determining payouts under the Long-Term Performance Plan. NVA is a non-IFRS metric and may not be comparable to the calculation of similar measures of other companies. This measure is presented solely to permit investors to more fully understand how the Group's management is compensated. The following table shows NVA for 2012 and 2011 utilizing the Novartis definition.

	Year ended December 31, 2012	Year ended December 31, 2011	Change in $
	$ m	$ m	%
Operating income	11,511	10,998	5
Income from associated companies	552	528	5
Operating interest	(348)	(284)	23
Operating tax	(2,334)	(2,296)	2
Capital charge	(7,060)	(7,397)	(5)

Novartis Economic Value Added	2,321	1,549	50

        Operating interest is the internal charge on average working capital based on the short-term borrowing rates of the entity owning them.

        Operating tax is the internal tax charge for each entity applying the applicable tax rate to the profit before tax of each entity unadjusted for tax-disallowed items or tax loss carryforwards.

        The capital charge is the notional interest charge on the Group's average non-current assets based on an internally calculated weighted average cost of capital for the Group.

5.B Liquidity and Capital Resources

Cash Flow

        The following table sets forth certain information about the Group's cash flow and net debt/liquidity.

	2012	2011	2010
	$ m	$ m	$ m
Cash flows from operating activities	14,194	14,309	14,067
Cash flows used in investing activities	(5,675)	(792)	(15,756)
Cash flows used in financing activities	(6,675)	(15,024)	4,116
Currency translation effect on cash and cash equivalents	(1)	(103)	(2)

Net change in cash and cash equivalents	1,843	(1,610)	2,425
Change in marketable securities	1,201	(1,449)	(11,740)
Change in current and non-current financial debt	503	2,758	(8,999)

Change in net debt	3,547	(301)	(18,314)
Net debt at January 1	(15,154)	(14,853)	3,461

Net debt at December 31	(11,607)	(15,154)	(14,853)

Financial year 2012

        In 2012, cash flow from operating activities amounted to $14.2 billion, only marginally lower than the prior year amount of $14.3 billion as the impact of lower tax payments was offset by the payments from provisions created in earlier periods.

        The cash flow used in investing activities amounted to $5.7 billion, $4.9 billion higher than 2011, which primarily reflected the amount spent for the acquisition of Fougera Pharmaceuticals, Inc. ($1.5 billion) and net investments in property, plant and equipment and other non-current assets, which amounted to $2.8 billion, while the net investment in marketable securities amounted to $1.1 billion. In 2011, the impact of the net investments in property, plant and equipment and in other non-current assets ($1.8 billion), as well as the cash used for acquisitions ($0.6 billion), were partially offset by the net proceeds from the sale of marketable securities ($1.6 billion).

        In 2012, the cash used in financing activities amounted to $6.7 billion mainly on account of the dividend payment ($6.0 billion) and $0.5 billion net repayment of financial debt. This is a decrease of $8.3 billion compared to the prior year period. In 2011, the cash flow used in financing activities amounted to $15.0 billion mainly on account of the dividend payment ($5.4 billion), treasury share transactions ($3.5 billion), the acquisition of the non-controlling interest in Alcon ($3.2 billion) and $2.8 billion for the net repayment of financial debt.

Financial year 2011

        In 2011, the cash flow from operating activities was $14.3 billion, a 2% increase from $14.1 billion in 2010 which included $1.8 billion of cash collections for A (H1N1) pandemic flu vaccines.

        The strong increase in operating income after adjustments for non-cash items was partially mitigated by working capital requirements to fund business expansion.

        Cash outflows for investing activities were $0.8 billion compared to $15.8 billion in the prior year period. Outflows for investments in property, plant and equipment ($2.2 billion) and intangible and financial assets ($0.4 billion) as well as acquisition of businesses ($0.6 billion), mainly Genoptix Inc., were partly compensated by net inflows from the sale of marketable securities ($1.6 billion) and proceeds from the sales of various assets ($0.8 billion, mainly Elidel® marketing rights).

        In the prior year period, outflows for investments in property, plant and equipment ($1.7 billion) and in intangible and financial assets ($0.7 billion) as well as acquisition of businesses ($26.7 billion), mainly Alcon, were partially funded by the sale of marketable securities (net, $12.6 billion) and proceeds from the sales of various assets ($0.7 billion).

        Net cash used for financing activities was $15.0 billion in 2011. It was comprised of outflows of $5.4 billion for the dividend payment, of a net $3.5 billion for treasury share repurchases, $3.2 billion for the acquisition of the Alcon non-controlling interests and net $2.8 billion for the repayment of financial debt and $0.1 billion other financing items. In 2010, the financing activities resulted in a net cash inflow of $4.1 billion on account of additional debt raised for the increased Alcon investment.

Financial year 2010

        Cash flow from operating activities was $14.1 billion in 2010, a 15% increase from $12.2 billion in 2009. The additional cash flow of $1.9 billion generated by the strong business expansion and lower working capital requirements was partially offset by higher taxes and payments in connection with the resolution of certain legal matters.

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

Condensed Consolidated Balance Sheets

	Dec 31, 2012	Dec 31, 2011	Change
	$ m	$ m	$ m
Assets
Property, plant and equipment	16,939	15,627	1,312
Goodwill	31,090	29,943	1,147
Intangible assets other than goodwill	30,331	31,969	(1,638)
Financial and other non-current assets	17,852	15,873	1,979

Total non-current assets	96,212	93,412	2,800

Inventories	6,744	5,930	814
Trade receivables	10,051	10,323	(272)
Other current assets	3,090	2,756	334
Cash, short-term deposits and marketable securities	8,119	5,075	3,044

Total current assets	28,004	24,084	3,920

Total assets	124,216	117,496	6,720

Equity and liabilities
Total equity	69,219	65,940	3,279

Financial debt	13,781	13,855	(74)
Other non-current liabilities	17,165	14,553	2,612

Total non-current liabilities	30,946	28,408	2,538

Trade payables	5,593	4,989	604
Financial debt and derivatives	5,945	6,374	(429)
Other current liabilities	12,513	11,785	728

Total current liabilities	24,051	23,148	903

Total liabilities	54,997	51,556	3,441

Total equity and liabilities	124,216	117,496	6,720

        Total non-current assets have increased during the year by $2.8 billion to $96.2 billion at December 31, 2012 as a result of investments in manufacturing and R&D capabilities as well as the Fougera acquisition.

        Total current assets increased by $3.9 billion to $28.0 billion at December 31, 2012 mainly due to an increase in cash, short-term deposits and marketable securities of $3.0 billion. Inventory increased by $0.8 billion to $6.7 billion while trade receivables of $10.1 billion were slightly below last year's level.

        Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. We continue to monitor sovereign debt issues and economic conditions in Europe, in particular in Greece, Italy, Portugal, and Spain (GIPS countries), and evaluate accounts receivable in these countries for potential collection risks. A number of actions were taken to limit our credit risk exposure in these countries, including factoring without recourse and negotiating settlements with the governments or local authorities where we consider this makes economic sense. Deteriorating credit and economic conditions in these countries, among other factors may continue to result in an increase in the average length of time that it takes to collect these accounts receivables.

        Based on our current incurred loss provisioning approach we consider that our doubtful debt provisions are adequate. However, we intend to continue to monitor the level of trade receivables in the GIPS countries. Should there be a substantial deterioration in our economic exposure, we may increase our level of provisions by moving to an expected loss provisioning approach or change terms of trade on which we operate.

        The following table provides an overview of our aging analysis of our accounts receivable as of December 31, 2012 and 2011:

	2012	2011
	$ m	$ m
Not overdue	8,584	8,967
Past due for not more than one month	552	498
Past due for more than one month but less than three months	321	295
Past due for more than three months but less than six months	301	249
Past due for more than six months but less than one year	205	228
Past due for more than one year	305	305
Provisions for doubtful trade receivables	(217)	(219)

Total trade receivables, net	10,051	10,323

        With regard to the GIPS countries, the country with the largest outstanding trade receivables exposure is Italy. Substantially all of the outstanding trade receivables from this country are due directly from local governments or from government-funded entities. The movement in the outstanding trade receivables from this country during the year and the related outstanding accounts receivable and provision at December 31, 2012 and 2011 is as follows:

	2012	2011
	$ m	$ m
Gross trade receivables at December 31	712	761
Past due for more than one year at December 31	68	91
Provision at December 31	37	28

        Other non-current liabilities amounted to $17.2 billion compared to $14.6 billion in the prior year. A major portion of this increase of $2.6 billion arose from the increase in the accrued liability for employee benefits related to our funded and unfunded defined benefit pension plans around the world, but principally in Switzerland and the United States, as well as unfunded and funded US post-retirement medical benefit schemes. The net unfunded deficit of $6.3 billion related to the defined benefit schemes comprises actuarially determined liabilities of $26.8 billion partially offset by funded plan assets of $20.5 billion.

        This deficit adjusted for non-vested past service costs as well as for the overfunding of certain plans is recognized in our provisions and fluctuates considerably from time to time. This is due to the fact that the assets consist of both marketable securities and other investments which are valued at their current market value. The actuarially calculated post-employment defined benefit obligations of $26.8 billion have an average duration of 14.1 years and are extremely sensitive to movements in discount rates which are currently at a historic low. The movements in these obligations are the principal reason for the increase in the provision by $2.3 billion over the year.

        Trade payables of $5.6 billion and other current liabilities of $12.5 billion increased by $0.6 billion and $0.7 billion respectively.

        Included in other current liabilities are $2.1 billion relating to outstanding taxes. While there is some uncertainty about the final taxes to be assessed in our major countries, we consider this uncertainty to be limited since our tax assessments are generally relatively current. In our key countries, Switzerland and the United States, assessments have been agreed by the tax authorities up to 2009 and 2006, respectively.

        The Group's total equity rose to $69.2 billion as of December 31, 2012, compared to $65.9 billion at the end of 2011.

        This increase is driven by comprehensive income of $8.6 billion, consisting of net income of $9.6 billion, net actuarial losses from defined benefit plans of $1.8 billion and positive currency translation effects of $0.8 billion and an increase of $0.9 billion related to share-based compensation. These were partially offset by the dividend payment of $6.0 billion, with net sales of treasury shares and changes in non-controlling interests contributing an additional reduction of $0.2 billion.

Liquidity

        As a result of the strong cash flow generation, the Group liquidity increased over the year to $8.1 billion at December 31, 2012 from $5.1 billion at the prior year end even after repayment of the CHF 700 million bond that matured in 2012. The Group liquidity consists of $5.5 billion cash and cash equivalents and of $2.6 billion marketable securities and derivative financial instruments.

        At December 31, 2011, the Group liquidity amounted to $5.1 billion compared to $8.1 billion at the end of 2010 and consists of $3.7 billion cash and cash equivalents and of $1.4 billion marketable securities and derivative financial instruments.

        At December 31, 2010, the Group liquidity amounted to $8.1 billion and consists of $5.3 billion cash and cash equivalents and of $2.8 billion marketable securities and derivative financial instruments.

Net Debt

        As of December 31, 2012, our total gross short and long-term debt was $19.7 billion, as compared with $20.2 billion as of December 31, 2011 and $23.0 billion as of December 31, 2010. Total gross short and long-term debt in 2012 decreased compared to 2011 by $0.5 billion. Total gross short and long-term debt in 2011 decreased compared to 2010 by $2.8 billion despite the funding of acquisitions and share repurchases.

        We have $14.8 billion of bonds and Medium Term Notes and other long-term financial loans of $1.0 billion outstanding at December 31, 2012. We had $13.5 billion and $13.5 billion of bonds and Medium Term Notes outstanding at December 31, 2011 and at December 31, 2010, respectively. We had $1.1 billion and $1.0 billion of other long-term financial loans outstanding at December 31, 2011 and at December 31, 2010, respectively. For details on the maturity profile of debt, currency and interest rate structure, see "Item 18. Financial Statements—note 19".

        As of December 31, 2012, we had current debt (excluding the current portion of non-current debt) of $3.9 billion as compared with $5.6 billion as of December 31, 2011, and $8.5 billion as of December 31, 2010. This current debt consists mainly of $2.8 billion (2011: $3.4 billion, 2010: $3.5 billion) in other bank and financial debt, including interest bearing employee accounts, $963 million (2011: $2.2 billion, 2010: $5.0 billion) of commercial paper and $162 million (2011: $30 million, 2010: $44 billion) of other current debt. For further details see "Item 18. Financial Statements—note 21".

        Our net debt decreased to $11.6 billion at the end of 2012 from a net debt of $15.2 billion at the end of 2011. At the end of 2010 the net debt amounted to $14.9 billion.

        Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on a strong balance sheet. Credit agencies in 2012 maintained their ratings for Novartis. Moody's rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's had a rating of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

        The 2012 year-end debt/equity ratio decreased to 0.28:1 from 0.31:1 in 2011 principally due to less current financial debt being outstanding under the commercial paper programs.

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

        The following table provides a breakdown of liquidity and financial debt by currency:

	Liquidity in % 2012	Liquidity in % 2011	Liquidity in % 2010	Financial debt in % 2012	Financial debt in % 2011	Financial debt in % 2010
	$72	60	82	63	56	64
EUR	5	2	3	11	13	13
CHF	15	33	11	13	15	13
JPY				10	14	8
Other	8	5	4	3	2	2

	100	100	100	100	100	100

Free Cash Flow

        Novartis defines free cash flow as cash flow from operating activities less purchase or sale of property, plant & equipment, intangible, other non-current and financial assets. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests are excluded from free cash flow. For further information see "Non-IFRS measures as defined by Novartis—Free Cash Flow". The following is a summary of the Group's free cash flow:

	2012	2011	2010
	$ m	$ m	$ m
Operating income	11,511	10,998	11,526
Reversal of non-cash items
Depreciation, amortization and impairments	4,954	5,980	3,577
Change in provisions and other non-current liabilities	539	1,295	802
Other	452	272	226

Operating income adjusted for non-cash items	17,456	18,545	16,131
Interest and other financial receipts	689	470	741
Interest and other financial payments	(616)	(687)	(670)
Taxes paid	(2,022)	(2,435)	(2,616)
Payments out of provisions and other net cash movements in non-current liabilities	(1,173)	(1,471)	(1,281)
Change in inventory and trade accounts receivable less accounts payable	183	(492)	1,481
Change in other net current assets and other operating cash flow items	(323)	379	281

Cash flows from operating activities	14,194	14,309	14,067
Purchase of property, plant and equipment	(2,698)	(2,167)	(1,678)
Purchase of intangible assets	(370)	(220)	(554)
Purchase of financial assets	(180)	(139)	(124)
Purchase of other non-current assets	(57)	(48)	(15)
Proceeds from sales of property, plant and equipment	92	61	36
Proceeds from sales of intangible assets	163	643	545
Proceeds from sales of financial assets	221	59	66
Proceeds from sales of other non-current assets	18	5	3

Group free cash flow	11,383	12,503	12,346

Financial year 2012

        In 2012, the free cash flow of $11.4 billion was $1.1 billion lower than the prior year mainly on account of higher investments in property, plant and equipment of $2.7 billion compared to $2.2 billion (4.8% of net sales compared to 3.7% in 2011) and lower divestment proceeds which amounted to $0.5 billion in 2012 compared to $0.8 billion in 2011.

        This free cash flow was primarily used for dividend payments to shareholders of $6.0 billion (compared to $5.4 billion in 2011), for the recent acquisitions which on a net cash basis amounted to $1.7 billion (mainly Fougera Pharmaceuticals, Inc.), and for the reduction of net debt of $3.5 billion. This allocation reflects management's intention to optimize shareholder returns whilst at the same time reinvesting surplus fund in the business to assure future growth.

Financial year 2011

        Free cash flow for 2011 was $12.5 billion, which represents an increase of 1% or $0.2 billion compared to 2010. Main contributors were Pharmaceuticals with $10.8 billion followed by Alcon with $3.5 billion while other divisions contributed in total $2.1 billion. Corporate had a free cash outflow of $3.9 billion mainly on account of interest and tax payments. Free cash flow of $12.5 billion was deployed for dividend payments of $5.4 billion and share repurchases of $5.9 billion (including $2.4 billion repurchased indirectly via Alcon, Inc. to reduce the dilutive impact of the subsequent merger of

Alcon, Inc. into Novartis AG). In total, dividends and share repurchases utilized 90% of the Group's 2011 free cash flow.

Financial year 2010

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

        For additional information, see "Item 18, Financial Statements—note 2 and 24".

Share Repurchase Plans

        During 2012, Novartis repurchased 4.6 million of its shares for $240 million on the first trading line on the SIX. These shares will be kept as treasury shares principally for future employee participation program purposes. Following the approval of our shareholders at the Annual General Meeting on February 23, 2012, all shares repurchased on the second trading line of the SIX during 2011 were cancelled (total of 39.4 million shares, which corresponded to 1.4% of the registered Novartis share capital), and the share capital was reduced accordingly.

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

Treasury shares

        At December 31, 2012, our holding of treasury shares amounted to 285.6 million shares or 11% of the total number of issued shares. Approximately 175 million treasury shares are held in entities that limit their availability for use.

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

Bonds

        In September 2012, a $2.0 billion bond offering was completed in the United States. Two tranches were issued, one 10-year bond of $1.5 billion with a coupon of 2.4% and the other at $0.5 billion 30-year bond with a coupon of 3.7%. Further, a 3.5% Swiss franc bond of CHF 700 million was repaid in 2012.

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

Direct Share Purchase Plans

        Since 2004, Novartis has offered a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. This plan offers an easy and inexpensive way for investors to directly purchase Novartis registered shares and for them to be held at no cost in a deposit account with SIX SAG AG. At the end of 2012, a total of 9,361 shareholders were enrolled in this program. Beginning in 2013, Novartis will continue to offer this program only for Swiss residents.

        Novartis previously offered US investors an ADS Direct Share Purchase Plan. Novartis has terminated this Plan. JPMorgan will offer a similar program to US investors.

Liquidity/Short-term Funding—2012 and 2011

        We continuously track our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles based on both historical experiences and contractual expectations to project our liquidity requirements. We seek to preserve prudent liquidity and funding capabilities.

        We are not aware of significant demands to change our level of liquidity needed to support normal business activity. We intend to use part of our free cash flow to reduce our financial debt. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in 2010 and 2012. In addition, we raised funds through our commercial paper programs. We have no commitments from repurchase or securities lending transactions. The principal reason for the decrease in average current financial debt in 2012 compared to 2011 is the decrease in commercial paper during 2012.

        An overview of the movements in our current financial debt and related interest rates is set forth below:

	December 31	Average interest rate at year end	Average balance during the year	Average interest rate during the year	Maximum balance during the year
	$ m	%	$ m	%	$ m
2012
Interest-bearing accounts of associates	1,541	1.03	1,490	1.06	1,554
Other bank and financial debt	1,270	3.99	1,662	3.05	2,049
Commercial paper	963	0.66	3,738	0.17	6,287
Current portion of non-current financial debt	2,009	na	1,597	na	2,009
Fair value of derivative financial instruments	162	na	102	na	219

Total current financial debt	5,945		8,589		12,118

2011
Interest-bearing accounts of associates	1,357	1.36	1,463	1.25	1,626
Other bank and financial debt	2,053	3.38	3,784	1.83	7,749
Commercial paper	2,156	0.55	5,597	0.21	8,673
Current portion of non-current financial debt	778	na	479	na	911
Fair value of derivative financial instruments	30	na	97	na	184

Total current financial debt	6,374		11,420		19,143

na
= not applicable or available

        Interest bearing accounts of associates relate to employee deposits in CHF from the compensation of associates employed by Swiss entities (actual interest rate: 1%). Other bank and financial debt refer to usual lending and overdraft facilities.

5.C Research & Development, Patents and Licenses

        Our R&D spending totaled $9.3 billion, $9.6 billion and $9.1 billion ($9.1 billion, $9.2 billion and $8.1 billion excluding impairments and amortization charges) for the years 2012, 2011 and 2010, respectively. Each of our divisions has its own R&D and patents policies. Our divisions have numerous products in various stages of development. For further information on these policies and these products in development, see "Item 4. Information on the Company—4.B Business Overview."

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

5.F Aggregate Contractual Obligations

        The following table summarizes our contractual obligations and other commercial commitments at December 31, 2012 and the effect such obligations and commitments are expected to have on our liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
	$ m	$ m	$ m	$ m	$ m
Non-current financial debt	15,790	2,009	5,823	2,006	5,952
Operating leases	3,145	372	467	293	2,013
Unfunded pensions and other post-retirement obligations	2,144	97	195	207	1,645
Research & Development
—Unconditional commitments	219	48	79	59	33
—Potential milestone commitments	2,014	456	526	766	266
Purchase commitments
—Property, plant & equipment	755	508	236	11

Total contractual cash obligations	24,067	3,490	7,326	3,342	9,909

        The Group intends to fund the R&D and purchase commitments with internally generated resources.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters", "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information" and "Item 18. Financial Statements—note 20".

 Item 6.    Directors, Senior Management and Employees

Item 6.A    Directors and Senior Management

Board of Directors

Daniel Vasella, M.D., Swiss, age 59

        Function at Novartis AG Daniel Vasella, M.D., is Chairman of the Board of Directors for Novartis AG. He served as Chief Executive Officer (CEO) and executive member of the Board of Directors for 14 years following the merger that created Novartis in 1996. Dr. Vasella was appointed Chairman in April 1999.

        Other activities Dr. Vasella is a member of the boards of directors of US-based PepsiCo Inc. and American Express Co. He is also a member of the International Board of Governors of the Peres Center for Peace in Israel, the International Business Leaders Advisory Council for the Mayor of Shanghai, and is a foreign honorary member of the American Academy of Arts and Sciences. He further is a member of the board of trustees of the Carnegie Endowment for International Peace. In addition, Dr. Vasella serves as a member of several industry associations and educational institutions.

        Professional background Before the Novartis merger, Dr. Vasella was CEO of Sandoz Pharma Ltd. and a member of the Sandoz Group Executive Committee. From 1988 to 1992, he was with Sandoz Pharmaceuticals Corporation in the United States, prior to which he held a number of medical positions in Switzerland. He graduated with an M.D. from the University of Bern in Switzerland and completed executive training at the Harvard Business School in the United States. He also was awarded an honorary doctorate by the University of Basel, Switzerland.

        Key knowledge/experience Leadership, Biomedical Science and Global Marketing experience—former CEO of Novartis; advisory panel member for international organizations. Industry experience—board member for global consumer goods company and global financial services company.

Ulrich Lehner, Ph.D., German, age 66

        Function at Novartis AG Ulrich Lehner, Ph.D., has been a member of the Board of Directors since 2002. He qualifies as an independent Non-Executive Director. He serves as Vice Chairman, and Chairman of the Corporate Governance and Nomination Committee. He is also a member of the Audit and Compliance Committee, the Risk Committee, the Chairman's Committee, and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities Mr. Lehner is a member of the shareholders' committee of Henkel AG & Co. KGaA, chairman of the supervisory board of Deutsche Telekom AG, and serves as a member of the supervisory boards of E.ON AG, ThyssenKrupp AG, Porsche Automobil Holding SE and Henkel Management AG, all in Germany. He is also a member of the shareholders' committee of Dr. August Oetker KG and Krombacher Brauerei, both in Germany.

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

Dimitri Azar, M.D., American, age 53

        Function at Novartis AG Dimitri Azar, M.D., has been a member of the Board of Directors since February 2012. He qualifies as an independent Non-Executive Director.

        Other activities Dr. Azar is dean of the College of Medicine and professor of ophthalmology, bioengineering and pharmacology at the University of Illinois at Chicago in the United States, where he formerly was head of the Department of Ophthalmology and Visual Sciences. He sits on the board of trustees of the Chicago Ophthalmological Society and the Association of Research in Vision and Ophthalmology. Dr. Azar is a member of the American Ophthalmological Society and holds multiple committee positions with the American Academy of Ophthalmology.

        Professional background Dr. Azar began his career at the American University Medical Center, Beirut, Lebanon, and completed his fellowship and residency training at the Massachusetts Eye and Ear Infirmary at Harvard Medical School in the United States. His research on matrix-metalloproteinases in corneal wound healing and angiogenesis has been funded by the National Institutes of Health since 1993. Dr. Azar practiced at the Wilmer Ophthalmologic Institute at The Johns Hopkins Hospital School of Medicine, then returned to the Massachusetts Eye and Ear Infirmary as director of the cornea and external disease. He became professor of ophthalmology with tenure at Harvard Medical School in 2003. Dr. Azar holds an Executive Master of Business Administration from the University of Chicago, Booth School of Business.

        Key knowledge/experience Leadership, Healthcare and Education experience—dean and professor of leading US university medical school. Biomedical Science experience—federally funded clinician-scientist and research fellowship recipient.

William Brody, M.D., Ph.D., American, age 68

        Function at Novartis AG William Brody, M.D., Ph.D., has been a member of the Board of Directors since 2009. He qualifies as an independent Non-Executive Director. He is a member of the Compensation Committee.

        Other activities Dr. Brody is president of the Salk Institute for Biological Studies, La Jolla, California, United States. He is also a member of the boards of directors of the US-based International Business Machines Corp. and Kool Smiles Inc., and the mutual funds boards of T. Rowe Price. He is a member of numerous professional associations, and also serves on the advisory boards of various government and nonprofit organizations.

        Professional background Dr. Brody earned his bachelor's and master's degrees in electrical engineering from the Massachusetts Institute of Technology before completing his M.D. and Ph.D. at Stanford University, all in the United States. Following training in cardiovascular surgery and radiology he held various academic positions, including professor for radiology and electrical engineering at Stanford University, and director of the department of radiology at The Johns Hopkins University. From 1996 to 2009, he was president of The Johns Hopkins University, and since 2009, president of the Salk Institute for Biological Studies in the United States. He is a member of the US National Academy of Engineering and the Institute of Medicine.

        Key knowledge/experience Leadership, Biomedical Science, Healthcare and Education experience—president of leading US scientific research institution; former president of leading US university. Global, Engineering and Technology experience—former board member of global technology company.

Srikant Datar, Ph.D., American, age 59

        Function at Novartis AG Srikant Datar, Ph.D., has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director. He is Chairman of the Audit and Compliance Committee, and a member of the Chairman's Committee, the Risk Committee and the Compensation Committee. The Board of Directors has appointed him as Audit Committee Financial Expert.

        Other activities Mr. Datar is Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University. He is also a member of the boards of directors of ICF International Inc. and Stryker Corp., both in the United States, and of HCL Technologies in India.

        Professional background Mr. Datar graduated with distinction in mathematics and economics from the University of Bombay, India, in 1973. He is a Chartered Accountant, and holds two master's degrees and a doctorate from Stanford University. Mr. Datar has worked as an accountant and planner in industry, and as a professor at Carnegie Mellon University, Stanford University and Harvard University, all in the United States. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives, and performance evaluation. He is the author of many scientific publications, and has received several academic awards and honors. Mr. Datar has advised and worked with numerous companies in research, development and training.

        Key knowledge/experience Leadership and Education experience—former senior associate dean and current professor of leading US university. Global and Industry experience board member of global professional services firm; board member of global leading medical technology company; board member of Indian high-tech company.

Ann Fudge, American, age 61

        Function at Novartis AG Ann Fudge has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is a member of the Corporate Governance and Nomination Committee, and the Risk Committee.

        Other activities Ms. Fudge serves on the boards of directors of General Electric Co. in the United States; Unilever NV, London and Rotterdam, Netherlands; and Infosys Ltd., India. She is a trustee of the New York-based Rockefeller Foundation, and is chairman of the US Programs Advisory Panel of the Bill & Melinda Gates Foundation. Ms. Fudge is further a member of the Harvard University Corporation Committee on Finance. She is also on the board of the Council on Foreign Relations.

        Professional background Ms. Fudge received her bachelor's degree from Simmons College and her Masters of Business Administration from Harvard University Graduate School of Business in the United States. She is former chairman and CEO of Young & Rubicam Brands, New York. Before that, she served as president of the Beverages, Desserts and Post Division of Kraft Foods Inc., Northfield, Illinois.

        Key knowledge/experience Leadership and Marketing experience—former chairman and CEO of global marketing communications company; former president of leading consumer products business unit. Global and Industry experience board member of global technology company and global consumer goods company.

Pierre Landolt, Ph.D., Swiss, age 65

        Function at Novartis AG Pierre Landolt, Ph.D., has been a member of the Board of Directors since 1996. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities Mr. Landolt is currently chairman of the Sandoz Family Foundation and oversees the development of the foundation in several investment fields. He is also a partner with unlimited liabilities of the Swiss private bank Landolt & Cie. In Switzerland, he is chairman of Emasan AG and Vaucher Manufacture Fleurier SA, and vice chairman of Parmigiani Fleurier SA. He is a member of the board of EcoCarbone SAS, France, and Amazentis SA, Switzerland. He is also vice chairman of the Montreux Jazz Festival Foundation. In Brazil, Mr. Landolt serves as president of the Instituto Fazenda Tamanduá, the Instituto Estrela de Fomento ao Microcrédito, AxialPar Ltda. and Moco Agropecuaria Ltda.

        Professional background Mr. Landolt graduated with a bachelor's degree in law from the University of Paris—Assas. From 1974 to 1976 he worked for Sandoz Brazil. In 1977 he acquired an agricultural estate in the semi-arid Northeast Region of Brazil, and over several years converted it into a model farm in organic and biodynamic production. Since 1997 Mr. Landolt has been associate and chairman of AxialPar Ltda, Brazil, an investment company focused on sustainable development. In 2000 he co-founded EcoCarbone SAS, a company active in the design and development of carbon-sequestration processes. In 2007 he co-founded Amazentis SA, a startup company active in the convergence space of medication and nutrition.

        Key knowledge/experience Banking and Industry experience; International and Emerging Market experience—partner of private bank; chairman and vice chairman of luxury goods companies. Leadership and Global experience—President of large family investment holding; board member of global agribusiness company.

Enrico Vanni, Ph.D., Swiss, age 61

        Function at Novartis AG Enrico Vanni, Ph.D., has been a member of the Board of Directors since 2011. He qualifies as an independent Non-Executive Director. He is Chairman of the Compensation Committee, and a member of the Audit and Compliance Committee.

        Other activities Since his retirement as director of McKinsey & Company in 2007, Mr. Vanni has been an independent consultant. He is currently a member of several boards of directors, in industries from healthcare to private banking, for nonlisted companies including Eclosion2, Denzler & Partners SA and Banque Privée BCP (Suisse) SA, all based in Switzerland.

        Professional background Mr. Vanni holds an engineering degree in chemistry from the Federal Polytechnic School of Lausanne, Switzerland, a Ph.D. in chemistry from the University of Lausanne, as well as a Master of Business Administration from INSEAD in Fontainebleau, France. He began his career as a research engineer at International Business Machines Corp. in California, United States, and joined McKinsey & Company in Zurich in 1980. He managed the Geneva office for McKinsey from 1988 to 2004, and consulted for companies in the pharmaceutical, consumer and finance sectors. He led McKinsey's European pharmaceutical practice and served as member of the partner review committee of the firm prior to his retirement in 2007. As an independent consultant, Mr. Vanni has continued to support leaders of pharmaceutical and biotechnology companies on core strategic challengesfacing the healthcare industry.

        Key knowledge/experience Global industry experience—senior consultant of global pharmaceutical/biotech companies, consumer goods and financial institutions. Science experience—research engineer in technology company and management of projects in global pharmaceutical R&D. Leadership experience—office management of global consultant company and leadership of its European pharmaceutical practice.

Andreas von Planta, Ph.D., Swiss, age 57

        Function at Novartis AG Andreas von Planta, Ph.D., has been a member of the Board of Directors since 2006. He qualifies as an independent Non-Executive Director. He is Chairman of the Risk Committee, and is a member of the Audit and Compliance Committee as well as the Corporate Governance and Nomination Committee.

        Other activities Mr. von Planta is chairman of the Schweizerische National-Versicherungs-Gesellschaft AG and a board member of Holcim Ltd., both in Switzerland. He is also a board member of various Swiss subsidiaries of foreign companies and other nonlisted Swiss companies. He is a member of the Board of Editors of the "Swiss Review of Business Law" and is a former chairman of the Geneva Association of Business Law. Mr. von Planta is chairman of the regulatory board of the SIX Swiss Exchange AG.

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

Dr. Ing. Wendelin Wiedeking, German, age 60

        Function at Novartis AG Dr. Ing. Wendelin Wiedeking has been a member of the Board of Directors since 2003. He qualifies as an independent Non-Executive Director. He is a member of the Audit and Compliance Committee and of the Risk Committee.

        Other activities Mr. Wiedeking was chairman of the executive board of Porsche Automobil Holding SE and of Dr. Ing. h.c. F. Porsche AG, both in Germany, until July 2009. Since then he has been an entrepreneur.

        Professional background Mr. Wiedeking graduated in mechanical engineering in 1978 and worked as a scientific assistant in the machine tool laboratory of the Rhine-Westphalian College of Advanced Technology in Germany. His professional career began in 1983 in Germany as director's assistant in the production and materials management area of Dr. Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988, he moved to Glyco Metall-Werke KG in Wiesbaden as division manager, where he advanced by 1990 to the position of CEO and chairman of the board of management of Glyco AG. In 1991, he returned to Dr. Ing. h.c. F. Porsche AG as production director. A year later, the supervisory board appointed him spokesman of the executive board (CEO), then chairman in 1993.

        Key knowledge/experience Leadership, Global and Industry experience—former chairman and CEO of global automotive company. Engineering and Technology experience—former chairman and CEO of manufacturing supply company.

Marjorie Mun Tak Yang, Chinese, age 60

        Function at Novartis AG Marjorie Mun Tak Yang has been a member of the Board of Directors since 2008. She qualifies as an independent Non-Executive Director. She is a member of the Compensation Committee.

        Other activities Ms. Yang is chairman of the Esquel Group, Hong Kong, China. She is a member of the Executive Council of the Hong Kong Special Administrative Region. In China, she is a member of the National Committee of the Chinese People's Political Consultative Conference. She currently serves on the boards of Swire Pacific Ltd., and The Hong Kong and Shanghai Banking Corp. Ltd. in Hong Kong, and on the boards of a number of nonlisted companies. In January 2010 she was appointed as Chairman of the Council of the Hong Kong Polytechnic University. She also serves on the advisory boards of Harvard Business School, and Tsinghua School of Economics and Management, in the United States and China, respectively. From 2001 to 2011, Ms. Yang was a member of the MIT Corporation.

        Professional background Ms. Yang graduated with a bachelor's degree in mathematics from Massachusetts Institute of Technology and holds a master's degree from Harvard Business School, both in the United States. From 1976 to 1978, she was an associate in Corporate Finance, Mergers and Acquisitions, with the First Boston Corp. in New York, United States. In 1979, she returned to Hong Kong and became a founding member of Esquel Group. She was appointed chairman of the Group in 1995.

        Key knowledge/experience Leadership, Global and Industry experience—chairman of global textile manufacturing company. Education and Science experience—trustee of leading US research university; leadership roles at multiple universities.

Rolf M. Zinkernagel, M.D., Swiss, age 68

        Function at Novartis AG Rolf M. Zinkernagel, M.D., has been a member of the Board of Directors since 1999. He qualifies as an independent Non-Executive Director. He is a member of the Corporate Governance and Nomination Committee.

        Other activities Dr. Zinkernagel was vice president of the International Union of Immunological Societies until 2010. He is a member of the scientific advisory boards of Bio-Alliance AG, Germany; Aravis General Partner Ltd., Cayman Islands and Switzerland; Telormedix, Switzerland; X-Biotech, Canada; Novimmune, Switzerland; Cancevir, Switzerland; MannKind, United States; and the Biomedical Sciences International Advisory Council, Singapore. Dr. Zinkernagel is also a science consultant to Chilka Ltd., Cayman Islands; Ganymed, Germany; and Zhen-Ao Group, China.

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

Executive Committee

Joseph Jimenez, American, age 53

        Joseph Jimenez has been Chief Executive Officer (CEO) of Novartis since 2010. Mr. Jimenez is responsible for leading the company's diversified healthcare portfolio of leading businesses in innovative pharmaceuticals, eye care, generics, vaccines and diagnostics, and OTC and animal health. Previously Mr. Jimenez served as Division Head, Novartis Pharmaceuticals. He led the transformation of the pharmaceutical portfolio to balance mass market and specialty products, and significantly increased the percentage of sales from newly launched products. Mr. Jimenez also worked to realign the division's commercial approach to focus on the individual needs of customers, and incorporated more technological tools to better connect with patients and customers. Mr. Jimenez joined Novartis in April 2007 as Division Head, Novartis Consumer Health. Previously, he served as president and CEO of the North America business for the H.J. Heinz Co., and as president and CEO of Heinz in Europe from 2002 to 2006. Prior to joining Novartis, he was a nonexecutive director of AstraZeneca PLC, United Kingdom, from 2002 to 2007. He was also an adviser for the private equity organization Blackstone Group in the United States. Mr. Jimenez is a member of the board of directors of Colgate-Palmolive Co., New York. He graduated in 1982 with a bachelor's degree from Stanford University and in 1984 with a Master of Business Administration from the University of California, Berkeley.

Juergen Brokatzky-Geiger, Ph.D., German, age 60

        Juergen Brokatzky-Geiger, Ph.D., has been Head of Human Resources of Novartis since 2003. He is a member of the Executive Committee of Novartis. Mr. Brokatzky-Geiger joined Ciba-Geigy Ltd. in 1983 as a Ph.D. chemist in the Pharmaceuticals Division in Switzerland. After a job rotation in the United States, he held positions of increasing responsibility in Research and Development (R&D), including Group Leader of Process R&D, Head of Process R&D, and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Mr. Brokatzky-Geiger was appointed Integration Officer of Technical Operations. He later became the Head of Chemical and Analytical Development, and served as the Global Head of Technical R&D from 1999 to 2003. Mr. Brokatzky-Geiger is a member of the board of Bachem AG in Switzerland. He graduated with a Ph.D. in chemistry from the University of Freiburg, Germany, in 1982.

Kevin Buehler, American, age 55

        Kevin Buehler has been Division Head, Alcon, since 2011. He is a member of the Executive Committee of Novartis. Mr. Buehler was president and CEO of Alcon Inc. from 2009 to 2011. He began his career with Alcon in 1984 as a regional sales manager in the Consumer Products Division, and held positions of increasing responsibility before being named director of sales and marketing. In 1996, he became director of Alcon's US Managed Care and Falcon Generic Pharmaceutical groups, and became vice president in 1998. The following year he returned to the US Consumer Products Division as vice president and general manager. Mr. Buehler moved to the International Division in 2002 as vice president and regional manager, Latin America and Caribbean. He was later named area vice president, Latin America, Canada, Australia and Far East. Mr. Buehler also served as senior vice president, global markets, and chief marketing officer. Prior to joining Alcon, he worked for The Gillette Co. and Snyder Drug Stores, both in the United States. Mr. Buehler holds a bachelor's degree from Carroll University in Waukesha, Wisconsin, in the United States, with concentrations in business administration and political science. He completed the Harvard Program for Management Development in 1993.

Felix R. Ehrat, Ph.D., Swiss, age 55

        Felix R. Ehrat, Ph.D., has been Group General Counsel since October 2011. He is a member of the Executive Committee of Novartis. Mr. Ehrat is a leading practitioner of corporate, banking, and mergers and acquisitions law, as well as an expert in corporate governance and arbitration. He started his career as an associate with Baer & Karrer Ltd. in Zurich in 1987, became partner in 1992, and advanced to senior partner (2003 to 2011) and executive chairman of the board (2007 to 2011) of the firm. Mr. Ehrat is chairman of Globalance Bank AG in Switzerland, and board member of several organizations in the cultural field. Previously, Mr. Ehrat was, among other things, chairman of Banca del Gottardo, and a board member of Julius Baer Holding AG, Austriamicrosystems AG, Charles Voegele Holding AG and Carlo Gavazzi Holding AG. Mr. Ehrat was admitted to the Zurich bar in 1985 and received his doctorate of law from the University of Zurich in 1990. In 1986, he completed an LL.M. at McGeorge School of Law in the United States. His past memberships and positions include: the International Bar Association, where he was co-chair of the Committee on Corporate and M&A Law from 2007 to 2008; Association Internationale des Jeunes Avocats, where he was president from 1998 to 1999; and the Swiss Arbitration Association, the Zurich Bar Association, and the Swiss Bar Association.

David Epstein, American, age 51

        David Epstein has been Division Head, Novartis Pharmaceuticals, since 2010. He is a member of the Executive Committee of Novartis. Prior to his current appointment, Mr. Epstein served as Head of Novartis Oncology for nearly 10 years. In addition, Mr. Epstein has led the Molecular Diagnostics Unit since its creation in 2008. Before joining Novartis, Mr. Epstein was an associate in the strategy practice of the consulting firm Booz Allen Hamilton Inc. in the United States. Mr. Epstein joined Sandoz, a predecessor company of Novartis, in 1989, and held various leadership positions of increasing responsibility for the company, including Chief Operating Officer of Novartis Pharmaceuticals Corporation in the United States and Head of Novartis Specialty Medicines. Mr. Epstein graduated with a bachelor's degree in pharmacy from The Ernest Mario School of Pharmacy at Rutgers, The State University of New Jersey, in 1984, and with a Master of Business Administration in finance and marketing from New York's Columbia University Graduate School of Business in 1987.

Mark C. Fishman, M.D., American, age 61

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

Jeff George, American, age 39

        Jeff George has been Division Head, Sandoz, since 2008. He is a member of the Executive Committee of Novartis. Mr. George joined the Vaccines and Diagnostics Division of Novartis in 2007 as Head of Commercial Operations for Western and Eastern Europe. He then advanced to Head of Emerging Markets for the Middle East, Africa, Southeast Asia and CIS at Novartis Pharmaceuticals. Before joining Novartis, Mr. George was a Senior Director of Strategy and Business Development at Gap Inc., San Francisco, United States. From 2001 to 2004, he was an Engagement Manager with McKinsey & Company, also in San Francisco. Mr. George received a Master of Business Administration from Harvard University in 2001. He graduated in 1999 with a master's degree from The Johns Hopkins University's School of Advanced International Studies, where he studied international economics and emerging markets political economy. In 1996, he received his bachelor's degree in international relations from Carleton College in Northfield, Minnesota, in the United States.

George Gunn, MRCVS, British, age 62

        George Gunn has been Division Head, Novartis Animal Health, and Head, Corporate Responsibility, since 2011. He is a member of the Executive Committee of Novartis. Before joining Novartis, Mr. Gunn was president of Pharmacia Animal Health, based in the United States. Previously, he spent more than 15 years in positions of increasing responsibility in healthcare companies. He worked as a veterinary surgeon for nine years before entering the industry. Mr. Gunn joined Novartis in 2003 as Head of Novartis Animal Health, North America. In 2004, he assumed his position as Head of the Animal Health Business Unit. In addition to this role, he was Division Head, Novartis Consumer Health, from 2008 to 2011. Mr. Gunn graduated with a bachelor of veterinary medicine and surgery degree from the Royal (Dick) School of Veterinary Studies in the United Kingdom in 1973. He graduated with a diploma in veterinary state medicine from the same school in 1978. In 2008, he received an honorary doctorate in veterinary medicine and surgery from the University of Edinburgh, Scotland.

Brian McNamara, American, age 46

        Brian McNamara has been Division Head, Novartis OTC and a permanent attendee of the Executive Committee of Novartis since February 2012. As of January 1, 2013, he is a member of the Executive Committee of Novartis. Prior to this role, Mr. McNamara served as President, Americas Region, for Novartis OTC. Since joining Novartis OTC in 2004 as Senior Vice President and General Manager of

Novartis OTC North America, Mr. McNamara has worked on a number of strategic initiatives. Mr. McNamara also served as President of Novartis OTC Europe from 2007 until 2010. Mr. McNamara began his career at Procter & Gamble Co., Cincinnati, United States, where he gained extensive experience in consumer and brand marketing, product supply, and customer leadership. Mr. McNamara has served on the board of directors and the executive committee of the Consumer Healthcare Products Association in the United States. He is also a former board member of the Association of the European Self-Medication Industry and chairman of its economic affairs committee. Mr. McNamara received a Master of Business Administration in Finance from the University of Cincinnati and a bachelor's degree in electrical engineering from Union College, both in the United States.

Andrin Oswald, M.D., Swiss, age 41

        Andrin Oswald, M.D., has been Division Head, Novartis Vaccines and Diagnostics, since 2008. He is a member of the Executive Committee of Novartis. Previously, Dr. Oswald was CEO of Speedel Holding AG and Global Head of Pharmaceutical Development Franchises in the Novartis Pharmaceuticals Division, both in Switzerland. Dr. Oswald joined Novartis in 2005 as Assistant to the Chairman and CEO. Before his appointment as Head of Development Franchises, he served as Head of the Country Pharmaceuticals Organization (CPO) and Country President for Novartis in South Korea. Dr. Oswald joined Novartis from McKinsey & Company, Switzerland, where he was an associate principal. Between 2002 and 2003, he was a delegate of the International Committee of the Red Cross (ICRC) to Nepal. He holds a doctorate in medicine from the University of Geneva.

Jonathan Symonds, British, age 53

        Jonathan Symonds has been Chief Financial Officer (CFO) of Novartis since 2010. He is a member of the Executive Committee of Novartis. Before joining Novartis in 2009, Mr. Symonds was partner and managing director of Goldman Sachs Group Inc. in the United Kingdom. He also has eight years of experience as CFO of AstraZeneca PLC, and previously held positions as Group Finance Director at Zeneca and partner at KPMG. From 2004 to 2007, Mr. Symonds was a director of Diageo PLC and chairman of the audit committee. Other previous roles include director and audit committee chairman of Qinetiq PLC, chairman of the 100 Group of Finance Directors, joint chairman of the Business Tax Forum, board member of the Accounting Standards Board, and founder of the Oxford University Centre for Business Taxation Research, all in the United Kingdom. Mr. Symonds graduated with a first-class degree in business finance from the University of Hertfordshire, United Kingdom, in 1980, and became a Fellow of Chartered Accountants in 1982. He is a Commander of the British Empire (CBE).

 Item 6.B    Compensation

        Novartis aspires to be an employer of choice and to attract and retain best-in-class talent around the world.

        Our compensation plans are designed to support our position as a preeminent global healthcare company. They provide competitive compensation and benefits for world-class talent in a competitive market. They are aligned with our business performance objectives that are key to our sustained success while being transparent, coherent and consistent with our pay-for-performance philosophy. Our compensation system aims to encourage innovation and entrepreneurship and, at the same time, deter excessive risk-taking at the expense of the long-term condition of the Group.

        The Compensation Report describes our compensation system and philosophy, and provides details on the compensation related to 2012 performance.

MANAGEMENT SUMMARY

Stakeholders outreach and engagement

        Novartis compensation policies and practices aim to create long-term value for the Group through its talented and dedicated associates.

        Our Board and management reach out regularly to our stakeholders to gather feedback on our compensation system. This includes telephone and in-person discussions with individual and institutional investors and proxy advisors. In addition, we answer and take into consideration all written queries and comments. We regularly analyze market practices and take advice from the Compensation Committee's independent advisors.

        With the benefit of this feedback, in 2012, the Compensation Committee undertook a strategic review of our compensation system, and is proposing several fundamental changes to the compensation structure for the CEO and the members of the Executive Committee from 2014 onwards. These changes have been approved by the Board and will be submitted to a consultative shareholder vote at the Annual General Meeting in 2013. Further details of the proposed changes are set out in a separate summary attached to the Notice of Annual General Meeting 2013.

        In addition, based on the Compensation Committee's annual review of our compensation system, in 2012, we have decided with immediate effect to:

  –
  Increase our level of disclosure regarding performance, in particular, for the CEO against his 2012 objectives.

  –
  Further pursue the shift from the Equity Plan "Select" (our time-vesting long-term incentive program) to the Long-Term Performance Plan "LTPP" (our performance-vesting long-term incentive program) for members of the Executive Committee.

  –
  Exclude the CEO and the members of the Executive Committee from receiving Special Share Awards that are granted on a discretionary basis and are not contingent on the achievement of future targets.

Novartis Performance in 2012 and CEO Compensation

        In 2012, overall net sales for the Group were maintained in line with the prior year in constant currencies (cc), despite global economic challenges and the loss of our exclusivity of Diovan. Core operating income was slightly below the prior year in cc. Strong new product launches helped rejuvenate our portfolio. Recently launched products accounted for 29% of Group net sales, including Gilenya, Tasigna, Lucentis and Afinitor in our Pharmaceuticals Division. Growth in emerging markets (i.e. 6% on average) contributed $13.8 billion to Group net sales.

        The Pharmaceuticals Division exceeded its net sales goals and significantly surpassed its operating income targets, while Alcon, Sandoz and Animal Health performed in line with financial targets. Our OTC business and Vaccines and Diagnostics Division were below target, as both were impacted by quality issues and production bottlenecks.

        The company continued to focus on driving growth through science-based innovation, which helped us maintain one of the industry's strongest pipelines: our Pharmaceutical R&D projects include 71 new compounds, which is among the highest in the industry. Sandoz had 12 first-to-files and further expanded its lead in differentiated products including biosimilars and dermatology. The Vaccines and Diagnostics Division received a positive opinion from the EMA's Committee for Medicinal Products for Human Use (CHMP) Bexsero—our groundbreaking meningococcal disease vaccine.

        The company took significant measures to improve production quality. Quality issues at a US production site affected the performance of OTC and Animal Health, which together make up our Consumer Health Division. Both businesses are expected to return to growth in 2013 amid continued improvement measures.

        Overall, the company delivered solid financial results and, for the 16th consecutive year, we propose to raise the annual dividend. Adding the share price appreciation to the dividend, we delivered a total shareholder return of 11.8% in CHF (and 15% in US dollars for ADS holders) over 2012.

        The Board of Directors assessed that, under the CEO's leadership and with its strong pipeline of innovative products, the company is strategically well-positioned to operate successfully in the evolving healthcare industry.

        The Board of Directors determined that the CEO met most of the objectives that were set at the start of the year in challenging market conditions and fully acknowledged the breakthroughs in innovation and the efficiency gains. For more details on the 2012 CEO performance, see —"2012 CEO performance" below.

        Based on the assessment of both the company and individual performance, the Compensation Committee determined that the CEO earned an annual incentive payout of CHF 1.4 million and long-term incentive "Select" of CHF 4.8 million. In addition, based on the achievement of Novartis Economic Value Added over the last three years, the CEO earned 76,937 shares, representing a value of CHF 4.7 million. The CEO's total compensation for 2012 (i.e. base salary, variable compensation, pension and other benefits) was CHF 13.2 million. This represents a total reduction of 15.9% from 2011, or 9.8% excluding the value of the 2011 LSSP match (our leveraged share savings plan). The Compensation Committee determined that this was appropriate, given that the company's overall performance in 2012 was lower in certain areas than in 2011.

        The CEO's total compensation for 2012 is set out in the table below.

        It is important to note that not all of the 2012 compensation is finally acquired. A significant portion is deferred and prospectively payable at a future date subject to performance at the end of the performance cycle and employment conditions. If the CEO leaves Novartis for reasons other than retirement, disability or death, his unvested long-term incentive compensation is forfeited, even in case of termination without cause. The chart below sets out the portion acquired immediately ("realized") and the portion deferred and prospectively payable at a future date ("unrealized").

        The Compensation Committee has determined that the CEO's annual base salary for 2013 is increased by 1.5% from 2012, in line with general salary increases for other Swiss associates.

 Key features of our 2012 compensation system for the CEO and the members of the Executive Committee

  Pay-for-performance

        Compensation of executives is strongly linked to our performance. Our compensation programs are designed to pay our executives relative to Novartis performance, measured against stretched financial goals, individual performance and behavior, as well as share performance.

  Competitive compensation

        Regular benchmarking ensures that compensation opportunities offered to executives enable Novartis to attract and retain top talent. Generally, Novartis compensation programs aim at compensating associates at the median level of compensation, with upper quartile (>75th percentile) for sustained superior performance.

  Equity ownership

        To align the interests of our management with our shareholders, we require our CEO and the members of the Executive Committee to hold a substantial value in company shares in relation to their annual compensation.

  Safeguards

        Our plans contain a number of features to ensure that business risks are appropriately managed, while delivering sustainable returns to shareholders. In particular, safeguards are maintained to limit circumstances in which inappropriate risks might be taken:

  –
  Our incentive programs have an appropriate balance between short-term and long-term performance measures with different time horizons and pay out forms (cash and equity).

  –
  All incentive plan payouts are capped at 200% of target.

  –
  Our executive employment contracts include clawback clauses, and do not contain provisions for severance payments, or change-of-control clauses.

  –
  Employment contracts for our CEO and the members of the Executive Committee provide a notice period of 12 months.

  –
  The Compensation Committee reviews annually the performance of Novartis key executives against the Novartis Values and Behaviors and the performance of Novartis and its divisions.

 Summary of Compensation Delivery to the CEO and the members of the Executive Committee

Compensation element	Purpose	Performance measurement	Vesting	Target/Cap	Delivery
Base compensation	Provides a reasonable, competitive level of fixed compensation in recognition of the position and responsibilities held	—	—	—	Cash
Short-term incentive Annual incentive	Rewards performance against short-term (annual) individual and divisional or Group targets, and demonstrable progress against longer-term objectives	Business and Individual performance	—	Target: Up to 60% of base compensation Cap: 200% of target	Cash
Leverage Share Saving Plan "LSSP" / Employee Share Option Plan "ESOP"	Retains key executives within Novartis, while aligning with the long-term interests of our shareholders	—	LSSP:5-year time-vesting ESOP: 3-year time-vesting	—	Shares (LSSP: 1:1 / ESOP: 2:1 matching paid out if executive decides to invest the annual incentive in shares)
Long-term incentive Equity plan "Select"	Ties compensation directly to the long-term performance of our shares to further align with the interests of our shareholders	Business and Individual performance at grant	3-year time-vesting	Target: Up to 200% of base compensation Cap: 200% of target	Restricted shares, tradable options or Restricted Share Units (RSU)
Long-Term Performance Plan "LTPP"	Motivates commitment to longer-term objectives and sustained financial performance for our shareholders	Novartis Economic Value Added (NVA) at vesting	3-year performance-vesting	Target: Up to 175% of base compensation Cap: 200% of target	Shares

COMPENSATION OF EXECUTIVES AND OTHER ASSOCIATES

2012 CEO Performance

Introduction

        The CEO's individual objectives for 2012 were based on a balanced scorecard with a mix of quantitative and qualitative targets for the Group in four key areas; financial performance, innovation and growth, organizational health and customer satisfaction; and adherence to our values and behaviors. Below is a review of his 2012 performance in each area.

Financial Performance

        The CEO's objectives for 2012 included financial targets based on net sales, operating income, earnings per share and free cash flow. Overall performance for the Group in 2012 was in line with expectations set at the beginning of the year, with strong performance from the Pharmaceuticals Division, in particular, driving Group net sales in line with targets and the prior year in constant currencies (cc), and core operating income surpassing the target and only slightly below the prior year in cc. This is despite the loss of our exclusivity of Diovan, our largest product. Alcon, Animal Health and Sandoz performed in line with financial targets. Due to quality issues and production bottlenecks, goals set for our OTC business and Vaccines and Diagnostics Division were not met.

Innovation and Growth

        The CEO's objectives for 2012 included targets to extend our lead in innovation and accelerate growth, which are intended to deliver breakthroughs in areas of highest medical unmet need and help mitigate the effect of the loss of our exclusivity of Diovan. Overall performance for the Group in 2012 exceeded the goals set by the Board. Novartis invested more than $9 billion in research and development, significantly advancing our promising pipeline projects and securing 17 major approvals across our portfolio in 2012. The Novartis pharmaceuticals pipeline is expected to deliver a record number of near-term pivotal study readouts, filings and approvals which, together with recently launched products, is expected to drive sales growth. In 2012, our Pharmaceutical R&D projects include 71 new compounds, which is among the highest in the industry and Sandoz had 12 first-to-file and Vaccines and Diagnostics received a positive opinion from the EMA's Committee for Medicinal Products for Human Use (CHMP) for Bexsero. Sales from recently launched products accounted for 29% of Group net sales, while continually improved growth in emerging markets contributed $13.8 billion to Group net sales.

Organizational Health

        The CEO's objectives for 2012 included goals for strengthening quality control, driving productivity, developing people and enhancing the Group's reputation. In 2012, Novartis made a significant investment and strengthened measures toward achieving "quality beyond compliance." As a result, the vast majority of inspections by regulatory authorities were assessed as good or satisfactory. While there is still work to do at our Consumer Health facility in Lincoln, Nebraska and at some of the Sandoz sites, our Broomfield, Colorado site, which was under an FDA warning letter, had a satisfactory re-inspection by the FDA and achieved compliance. Productivity measures helped us to achieve overall savings of around $2.8 billion in 2012 for the Group. We further deepened and broadened programs to strengthen our leadership, to develop talent and to renew our focus on employee engagement.

Customer Satisfaction

        In 2012, our "Customers First" initiative to improve cross-divisional collaboration and better serve our customers' needs delivered incremental sales of more than $0.8 billion, exceeding the objective.

Performance Evaluation system and compensation determination

        To foster a high performance culture, Novartis applies a uniform People Performance Management process worldwide, based on quantitative and qualitative criteria, including Novartis Values and Behaviors. Novartis associates, including the CEO and the members of the Executive Committee, are subject to a three-tier formal process.

Objective Setting

Objective setting for the CEO

        At the beginning of each performance year, the Chairman meets with the CEO to discuss his objectives for the coming year following a balanced scorecard approach. The Board of Directors reviews and approves these objectives and ensures that they are in line with the Group's goals of fostering sustainable performance, balancing short- and long-term goals, and not rewarding inappropriate or excessive risk taking at the expense of the long-term condition of the Group.

        The financial criteria for short-term performance appraisal of the CEO include growth objectives for net sales, operating income, net income, free cash flow, earnings per share as well as relevant market shares. For long-term performance appraisal, the financial criterion is the Novartis Economic Value Added (NVA). NVA is a measure of the Group's performance, taking into account Group operating income adjusted for interest, taxes and charge for the cost of capital or, more simply, the value created in excess of the expected return of the company's investors (i.e. the shareholders and debt holders). For more information regarding NVA calculation, see "Item 5. Operating and Financial Review and Prospects—Item 5.A. Operating Results—Novartis Economic Value Added".

Objective setting for the members of the Executive Committee and associates

        At the beginning of each year, the CEO and each of the executives directly reporting to him determine together the business objectives and respective metrics applicable to each of the divisional and global functional leaders. The CEO then presents the business objectives of the members of the Executive Committee to the Board of Directors.

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

        Decisions and actions must be consistent with Novartis Values and Behaviors, which describe the desired conduct of associates and set boundaries and guidelines as an important building block for the culture of our Group. The Novartis Values and Behaviors focus on quality, innovation and integrity.

        Novartis does not disclose specific business objectives for the upcoming years, as it would give our competitors insight into our key market strategies and areas that could be used against Novartis competitively by industry consultants or competitors targeting existing customers.

Performance Evaluation

        Our performance management system and "pay-for-performance" principle have spurred a culture of meritocracy at Novartis. We believe that pay-for-performance is only sustainable when fair performance evaluation procedures ensure integrity and fairness. Performance evaluation is conducted at all levels of the organization.

        The People Performance Management evaluation process consists of two reviews per year—a mid-year and a year-end review. During such formal meetings, associates and managers evaluate performance against the objectives set at the beginning of the year. In assessing performance, managers focus on results-oriented measures, as well as on how results were achieved. The "four eyes" principle ensures that associates' annual objectives and performance evaluations are reviewed separately by two levels of supervisors.

        Our People Performance Management evaluation process is complemented with an annual Organization and Talent Review in which organizational needs and career aspirations of associates are discussed. The review includes the assessment of strengths, weaknesses and potential for personal growth. The Organization and Talent Review has become an integral tool for top management in succession planning, and the scope of the program has steadily expanded globally throughout the organization.

        Because performance appraisals impact significant elements of reward, we review each year the consistency of performance ratings across the entire Group.

Process for performance evaluation of the CEO

        At the end of a business year, the CEO prepares and presents to the Chairman and, later, to the Board of Directors the actual results against the previously agreed-upon objectives, taking into account the audited financial results as well as Novartis Values and Behaviors. On this basis, the Board of Directors discusses the performance of the CEO without him being present. It evaluates the extent to which targeted objectives have been achieved and, to the extent possible, compares these results with peer industry companies, taking into account general economic and financial criteria and industry developments. The Board of Directors later shares its assessment with the CEO. In addition, the Board of Directors assesses periodically the Group business performance and progress of the CEO against his objectives and incentive plan targets.

Process for performance evaluation of the members of the Executive Committee

        In January, the Board of Directors meets with the CEO to review and discuss the performance and objectives of the members of the Executive Committee for the previous year, taking into account the financial results, the level of achievement of financial and non-financial objectives, as well as Novartis Values and Behaviors and the general economic and business environment. In addition to the year-end review, the mid-year performance of the CEO is reviewed by the Chairman while the results of the members of the Executive Committee are evaluated by the CEO and then discussed with the Chairman. As for the CEO, the Board of Directors assesses, periodically the Group or divisional business performance and progress of the members of the Executive Committee against their objectives.

Compensation Determination

Compensation determination for the CEO

        Based on the performance evaluation made by the Board of Directors, the Compensation Committee decides at its January meeting on the CEO's total compensation and the target compensation for the coming year without the presence of the CEO. In reaching its decision, the Compensation Committee takes into account other relevant factors, including available benchmark information and the advice of the Compensation Committee advisor.

Compensation determination for the members of the Executive Committee

        In the presence of the CEO and based on his recommendations, the Compensation Committee decides on the variable compensation for the members of the Executive Committee and other selected key executives for the previous year. At the same meeting, the Compensation Committee decides on the target compensation for these executives for the coming year.

Compensation determination for other associates

        Based on the year-end performance rating, line managers and next-level line managers determine the incentive awards for each associate under review, as well as the target compensation for the coming year. The Compensation Committee determines the grants for all equity compensation plans in aggregate.

 Executive compensation program and structure

Philosophy and Compensation principles

Philosophy and goals

        Since Novartis was created, management has forged a distinctive culture and inspired all associates with the shared aspiration of being one of the world's most respected healthcare companies. In order to realize this aspiration, Novartis must attract and retain the best-in-class talent worldwide and reward associates according to their performance.

        Our compensation system aims to foster personal accountability based on clear individual and organizational objectives, and also underlines the importance of competence and integrity as drivers of sustainable business success. Consequently, compensation includes, in addition to a fixed base compensation, a significant variable compensation element. The size of the variable compensation element is based on Group or divisional results and on individual performance against a written set of objectives. Moreover, to further align our compensation programs with the interests of shareholders, a large proportion of variable compensation for executives is paid in the form of equity—Novartis shares (or similar equity instruments) or share options with a three-year vesting period.

        The core principles of our compensation policy and people development have resulted in both sustained performance and superior leadership. Novartis has reported a strong performance year over year and, for the 16th consecutive year, propose to raise the annual dividend payout to shareholders.

Compensation principles

        The compensation system for Novartis associates is based on the following five principles:

Principle I: Pay-for-Performance

        Compensation of executives and associates is strongly linked to achievements of business and individual performance objectives. The objectives are set at ambitious levels each year to motivate a high degree of business performance with emphasis on short- and long-term quantifiable objectives.

Principle II: Competitive Compensation

        Compensation at competitive levels are essential to attract and retain talented and diverse associates. Our target compensation levels reflect total compensation for comparable positions at relevant benchmark companies.

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

Principle V: Equity Ownership

        Investors expect the leaders of the companies to act like owners. In the Board of Directors' view, that alignment works best when key executives have meaningful multiples of their base compensation invested in the equity of their company. Novartis grants equity compensation, which for the most senior executives represents a substantial portion of total compensation. Under this principle, Novartis sets share ownership guidelines for a number of key executives of the Group.

Setting compensation level and performance targets for variable pay

        For Novartis to attract and retain key talent it is important to offer competitive compensation levels on a global basis. In line with the compensation philosophy of Novartis the CEO, a member of the Executive Committee, or an associate achieving their objectives is generally awarded a compensation level compared to the median level of the relevant benchmarks. In the event of under- or over-performance the actual compensation may be lower or higher than the benchmark median. In the event of exceptional and sustained performance actual compensation may be awarded at the top quartile of the market benchmarks of peer companies in order to encourage and reward superior performance.

        The Compensation Committee reviews the compensation of the CEO and of the members of the Executive Committee annually and compares them to the relevant compensation level of similar positions at peer companies. For this purpose, Novartis uses benchmark data from well-known market data providers and other relevant data sources. In particular the mix of short-term and long-term incentives, the mix of cash and share-based compensation, the level of deferred compensation as well as current compensation policies are reviewed. Further, the data analysis conducted by the market data providers takes into account factors such as recent market trends and best practice in compensation. The Compensation Committee's independent advisor reviews and evaluates the data received, and provides additional insight and evaluation as appropriate.

        The comparator companies consist of competitors in the healthcare industry which are operating on a global basis and have the same or similar business model, business size, international competition, and need for talent and skills.

Benchmark criteria (in $ billion)	Novartis(1)	Benchmark Peers Median(2)
Net sales/Revenue	56.7	44.2
Market capitalization	152.0	100.3
Operating income	11.5	10.3
Net income	9.6	6.8
Total assets	124.2	65.1

(1)
As of December 31, 2012

(2)
As at last reported quarter end

Source: S&P Research Insight, trailing four quarters

        Compensation of the CEO and the members of the Executive Committee is benchmarked relative to the healthcare companies in the table above. For other executives, excluding the CEO and the members of the Executive Committee, compensation is benchmarked either relative to these healthcare companies or, for non-industry specific positions, to market data from companies outside of the healthcare industry with scope, size and complexity that approximate the size and nature of the Novartis business. This reflects the fact that competition for talent is not limited to only the healthcare industry.

Elements of our Compensation Programs

        The primary elements of our compensation system are:

  –
  Annual base compensation: A fixed annual salary

  –
  Variable compensation: Rewards for individual and business performance

  –
  Benefits: Including pension and healthcare benefits

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

Variable Compensation

        The goal of variable compensation is to reward Novartis associates according to their performance and in a manner consistent with the "pay-for-performance" principle.

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

Short-term incentive

        The annual incentive ensures that associates focus on individual objectives and objectives defined by the business over a single financial year. These include objectives such as market share, innovation, and people management, which also positively influence the long-term performance. It rewards performance in the last 12 months in relation to these objectives and reinforces the "pay-for-performance" principle.

        In principle, the annual incentive is paid in cash and is capped at 200% of target. However, a number of associates in certain countries and certain key executives worldwide are encouraged to invest their annual incentive in a share savings plan. Under the share savings plan, they will receive their annual incentive awards fully or partially in Novartis shares in lieu of cash. As a reward for their participation in the share savings plan, Novartis matches their investments in shares after a holding period of three or five years. As a rule, no shares are matched under these plans if an associate leaves Novartis prior to the expiration of the holding period for reasons other than retirement, disability or death. Thus, through the participation in the share savings plan our associates are incentivized to remain with Novartis for the long-term, while sharing in the future financial success of Novartis and further aligning with the long-term interests of our shareholders.

        Novartis currently has three share savings plans:

        Leveraged Share Savings Plan (LSSP):    Worldwide 29 key executives were invited to participate in a leveraged share savings plan based on their performance in 2012. Instead of cash, their annual incentive was awarded in shares and subject to a holding period of five years. At the end of the holding period, Novartis will match the invested shares at a ratio of 1-to-1 (i.e. one share awarded for each invested share).

        Employee Share Ownership Plan (ESOP):    In Switzerland, the ESOP is available to about 13,341 associates. Participants within this plan may choose to receive the incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period of Novartis shares invested under the ESOP, each participant will receive one free matching share for every two Novartis shares invested. A total of 5,557 associates chose to receive shares under the ESOP for their performance in 2012.

        United Kingdom Plan (ESOP UK):    In the United Kingdom, 2,743 associates can invest up to 5% of their monthly salary in shares (up to a maximum of GBP 125) and also may be invited to invest all or part of their net annual incentive in shares. Two invested shares are matched with one share with a holding period of three years. During 2012, 1,576 associates elected to participate in this plan.

        Associates may participate in only one of these plans in any given year.

Long-term incentive

        The long-term incentive is designed to focus on our objective of long-term sustainable shareholder value creation and to support our "pay-for-performance" principle by using equity based compensation with a three year vesting period.

        These long-term incentives awarded by Novartis aim at retaining our key talent, encouraging the realization of multi-year business objectives and aligning our associates with our shareholders' interests by tying the value realized to the change in the share price at vesting.

        The equity based long-term incentive is subject to the achievement of predetermined performance objectives either at grant or at vesting.

        Novartis offers two long-term incentive plans, the Equity Plan "Select" based on yearly results with a three-year vesting period and the Long-Term Performance Plan based on rolling three-year global performance objectives.

        In exceptional cases, Novartis may also grant special share awards.

        Novartis uses shares repurchased in the market to fulfill obligations to deliver shares as required by the variable compensation plans and special share awards, thus avoiding any dilution to shareholders.

        Novartis does not have any approved conditional capital to obtain shares for delivery of our share awards.

Equity Plan "Select"

        The Equity Plan "Select" is a global equity incentive plan under which eligible associates, including members of the Executive Committee, may annually be awarded a grant capped at 200% of target. The Equity Plan "Select" allows its participants to choose the form of their equity compensation in restricted shares (or, in some jurisdictions, RSUs(1)), tradable share options, or a combination of both, with a vesting period of three years.

        Tradable share options expire on their 10th anniversary from grant date. Each tradable share option granted to associates entitles the holder to purchase after vesting (and before the 10th anniversary from grant date) one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date.

        The terms of the tradable share options granted since 2009 are shown in the table below.

Terms of Share Options

Grant year	Exercise price (CHF/$)	Vesting (years) (CH/other countries)	Term (years)
2013	61.70/66.07	3/3	10
2012	54.20/58.33	3/3	10
2011	54.70/57.07	2/3	10
2010	55.85/53.70	2/3	10
2009	53.65/46.42	2/3	10

(1)
In some jurisdictions, Restricted Share Units (RSU) are granted rather than shares. Each RSU is equivalent in value to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any dividend or voting rights, except for the USA where employees receive a dividend equivalent during the vesting period for 2010 and 2011 grants. Each restricted share is entitled to voting rights and payment of dividends during the vesting period.

        If a participant leaves Novartis for reasons other than retirement, disability or death, unvested shares, RSUs and share options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

        A total of 12,352 participants received 0.8 million restricted shares, 6.0 million RSUs and 25.2 million tradable share options under the Novartis Equity Plan "Select" for their performance in 2012, representing a participation rate of about 10% of all full-time-equivalent associates worldwide.

        As of December 31, 2012, 95.3 million share options granted to associates were outstanding, covered by an equal number of shares and corresponding to 3.9% of the total number of outstanding Novartis shares.

        Approximately 4% of the total equity value awarded under the Equity Plan "Select" was granted to the members of the Executive Committee.

Long-Term Performance Plan

        The Long-Term Performance Plan (LTPP) is an equity plan for key executives designed to foster long-term commitment by aligning the incentives of key executives to the performance of Novartis. The LTPP is offered to selected executives, who are in key positions and have a significant impact on the long-term success of Novartis. It is capped at 200% of target. For members of the Executive Committee, LTPP represents between 20% and 44% of their total variable compensation at target. The rewards are based on rolling three year global performance objectives focused on the Novartis Economic Value Added (NVA) measured annually. The NVA is calculated based on Group operating income adjusted for interest, taxes and cost of capital charge. The performance realization of a plan cycle is obtained right after the end of the third plan year by adding together the annual NVA realizations of all plan years of the plan cycle. The performance ratio for a plan cycle is obtained by dividing the performance realization for the plan cycle with the performance target for the plan cycle, expressing the result as a percentage. The LTPP only allows a payout if the actual NVA exceeds predetermined target thresholds.

        To support the alignment of interests of the members of the Executive Committee with those of the Group and of our shareholders, the Long-Term Performance Plan represents a substantial and increasing portion of their variable compensation targets.

        On January 17, 2013, 132 key executives earned 456,712 shares under the Long-Term Performance Plan, based on NVA achievement that exceeded our target performance for the performance period 2010 to 2012.

 Long-term Performance Plan Participants History

Grant year = Target setting	Performance period	Award year = Payout in shares	Plan participants (number of key executives)
2013	2013-2015	2016	133
2012	2012-2014	2015	136
2011	2011-2013	2014	136
2010	2010-2012	2013	132
2009	2009-2011	2012	138

Special Share Awards

        Selected associates may exceptionally receive special awards of restricted shares or RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance and aim at retaining key contributors. They are based on a formal internal selection process, in which the individual performance of each candidate is thoroughly assessed at several management levels. The CEO and the members of the Executive Committee are excluded from receiving this type of award.

        In exceptional circumstances, special equity grants may be awarded to attract special expertise and new talent into the organization. These grants are consistent with market practice and the Novartis philosophy to attract, retain and motivate best-in-class talent around the world.

        Restricted special awards generally have a five-year vesting period. If an associate leaves Novartis for reasons other than retirement, disability or death, unvested shares or RSUs are generally forfeited. Worldwide 787 associates at different levels in the organization were awarded a total of 0.8 million shares or RSUs in 2012.

Benefits

        The primary purpose of pension and healthcare plans is to establish a level of security for associates and their dependents with respect to age, health, disability and death. The level of pension and healthcare benefits provided to associates is country-specific and influenced by local market practice and regulations, and is reviewed regularly.

        The Group has a policy to change from defined-benefit (DB) pension plans to defined-contribution (DC) pension plans. All the major plans have now been aligned with our benefits strategy as far as reasonably practicable, with the exception of the Alcon DB pension plans, for which Novartis has established a global timeline for their conversion into DC pension plans.

        Novartis may provide other benefits in a specific country according to local market practice and regulations, including length-of service awards and perquisites. Associates who have been transferred on an international assignment can also receive benefits in line with Novartis policies.

 Summary of Compensation System

					Performance metrics
	Compensation plan	Performance period at risk	Method of payments				Number of participants
Compensation element				Main drivers	At award	At vesting
Base compensation	Base salary	—	Cash	Position, experience, sustained performance	—	—	All associates
Variable compensation
Short-term incentive	Annual incentive (including LSSP, ESOP, ESOP UK)(1)	12 months	Cash and/or shares	Financial measures such as net sales, operating income, free cash flow, market share, innovation and ongoing efforts tooptimize organizational effectiveness and productivity	Achievement of individual, business and financial annual objectives or achievement of milestones in individual objectives or long-term strategic plans, Novartis Values and Behaviors	—	16,113(2)
Long-term incentive	Equity Plan "Select"	3 years	Restricted shares, tradable options or RSUs	Financial measures such as net sales, operating income, free cash flow, market share, innovation and ongoing efforts to optimize organizational effectiveness and productivity	Achievement of individual, business and financial annual objectives or achievement of milestones in individual objectives or long-term strategic plans, Novartis Values and Behaviors	Share price	12,352
	Long-Term Performance Plan	3 years	Shares	Achievement of long-term profit, measured through Novartis Economic Value Added (NVA) targets at Group level	—	Novartis Economic Value Added	132
	Special Share Awards(3)	5 years	Restricted shares or RSUs	Rewarding particular achievements or exceptional performance	Selective assessment	Share price	787
Benefits					Position, tenure, age, sustained performance	—	—

(1)
If the associate invests the annual incentive into a shares savings plan, any matching shares are subject to risk for the vesting/holding period of five years (LSSP, with a 1:1 matching) or three years (ESOP or ESOP UK, with a 2:1 matching).

(2)
Number of participants in LSSP, ESOP, ESOP UK.

(3)
Executive Committee members are excluded from receiving this type of award.

Target Incentive Levels and Performance Measures

Annual Incentive and Equity Plan "Select"

        Under both the annual incentive and Equity Plan "Select," Novartis defines a target incentive as a percentage of base compensation for each participating associate at the beginning of each performance period—traditionally the start of each calendar year. Depending on the role and the level of responsibility of the associates, target incentive percentages may reach up to 60% of base compensation for the annual incentive and 200% for the Equity Plan "Select."

        The annual incentive and the Equity Plan "Select" are designed to drive the achievement of Novartis' stretched annual financial and operational business targets, as well as the delivery of personal objectives. No awards are granted for performance ratings below a certain threshold.

        The Award Calculation Formula under both the annual incentive and the Equity Plan "Select" is the following:

        Business and the individual performance multipliers may range from zero to 1.5, and thus have an equivalent weighting in the formula. However, payouts are subject to a cap at 200% of target.

        Performance measures that comprise the business performance factor drive the achievement of stretched annual financial and operational targets at Group, divisional and regional levels. These targets are determined based on each executive's area of responsibility, at either Group, divisional or regional level, and may include targets based on net sales, operating income, free cash flow, market share, personnel cost or milestones in research and development. These financial and operational targets have been selected because they define in a balanced way how successful we are in meeting our strategic objectives and creating sustainable value to our shareholders.

        The individual performance factor comprises two separate elements. The first element drives the achievement of individually set financial and non-financial objectives. Depending on functional responsibility, non-financial objectives typically include innovation; product launches; successful implementation of growth and productivity initiatives; process improvements; leadership and people management and successful acquisitions, disposals and licensing transactions. The second element ensures that performance is achieved in line with the highest standards in business conduct, as outlined in the Novartis Values and Behaviors. Our leaders are expected to exhibit role-model behavior on a daily basis, and to inspire other associates to do the same.

        Once performance has been evaluated, a matrix determines the individual performance factor which is derived from the combination of the two ratings received.

        Typically, the annual incentive is paid out in February following the realization of the yearly objectives. Performance under the Equity Plan "Select" is further determined by the development of the share price over the following three-year vesting period, and is contingent on continued employment with Novartis.

        For those who have chosen to receive their annual incentive under the LSSP or ESOPs plans, as well as for those receiving awards under the Equity Plan "Select" the number of shares awarded is determined by dividing the actual incentive amount by the closing price of the shares on the grant date. In North America, if associates choose to receive part or all of their grant under the Equity Plan "Select" in tradable share options on American Depositary Shares (ADSs), the resulting number of tradable share options is determined by dividing the respective incentive amount by a value that equals 95% of the value of the options on ADSs as determined in accordance with International Financial Reporting Standards (IFRS). For associates in other countries, the divisor equals 90% of the IFRS value of options on shares.

Long-Term Performance Plan

        LTPP drives the achievement of long-term shareholder value creation over rolling three year performance periods. The performance measure (NVA) is assessed annually and targets are set at the beginning of each year. Following the three-year performance period, achievement against the three annual targets is aggregated in order to determine the final payout.

        Depending on the role and the level of responsibility of the associates, the target incentive percentages may reach up to 175% of base compensation for LTPP. If performance over the three year vesting period falls below a predetermined threshold of 90% of target, or if the participant leaves Novartis during the performance period for reasons other than retirement, disability or death, none of the award vests. A maximum of 200% of the target award may vest for outstanding performance.

        At the beginning of every performance period, plan participants are granted RSUs, which are converted into Novartis shares after the performance period.

        At the end of the three-year performance period, the Compensation Committee adjusts the number of RSUs earned based on actual performance. RSUs are converted into unrestricted Novartis shares without an additional vesting period. In the United States, awards may also be delivered in cash under the US deferred compensation plan.

Proposed Changes to the Compensation System for the CEO and the members of the Executive Committee from 2014

        Our Board and management continually reach out to our stakeholders to gather feedback on our compensation system to see if there are ways we can better align with the interests of our shareholders and promote transparency.

        Based on this, the Compensation Committee has undertaken a strategic review of the compensation system over the last 12 months and the Board of Directors has approved a number of changes to apply from 2014 onwards, subject to a consultative shareholder vote at the Annual General Meeting in 2013.

        The overall design of the proposed program includes an annual incentive plan and two separate long-term incentive plans.

        Further details of the proposed changes are set out in a separate summary attached to the Notice of Annual General Meeting 2013.

Proposed Changes to the Compensation System for the CEO and the members of the Executive Committee from 2014—KEY HIGHLIGHTS

        As from January 2014, the following changes to the compensation programs for the CEO and the members of the Executive Committee would apply:

  •
  All variable compensation is performance-based and separate performance measures are used for short-term and long-term incentive plans.

  •
  The short-term incentive plan is based on an individual balanced scorecard of 1-year financial and non-financial performance measures, together with assessed values and behaviors. This incentive is paid half in cash and half in shares deferred for 3 years.

  •
  The two long-term incentive plans are based on different performance measures and are paid in shares after a 3-year performance period.

  •
  The Long-Term Performance Plan (LTPP) includes 3-year forward-looking financial and innovation measures, either at Group or divisional level, depending on the role and responsibilities held by the executive.

  •
  The Long-Term Relative Performance Plan (LTRPP) rewards for performance of the Group's Total Shareholder Return (TSR) measured over a 3-year period relative to a peer group of comparator companies as determined by the Board.

  •
  The new compensation programs for executives no longer contain discretionary or matching share awards or share options.

Summary of Proposed Program

Compensation of members of the Executive Committee for 2012

        The following compensation table discloses the compensation earned by the CEO and the members of the Executive Committee for performance in 2012. The following paragraphs describe the principles underlying the data in the table.

Alignment of Reporting and Performance

        The compensation table synchronizes the reporting of annual compensation with the performance in the given year, i.e., all amounts awarded for performance in 2012, including the future LSSP/ESOP match, are disclosed in full.

Disclosure Structure

        The compensation table shows the compensation granted to the CEO and each member of the Executive Committee for performance in 2012 for all compensation elements—base compensation, variable compensation and benefits—as previously described.

        The column "Future LSSP/ESOP match" reflects shares to be awarded in the future if the Executive Committee member remains with Novartis for at least three or five years, respectively.

Valuation Principles

        In order to allow a comparison with other companies, the Compensation Committee decided to disclose shares, restricted shares, RSUs and ADS at their market value on the date of grant. Market value is the current quoted share price at which a director or an associate is granted a share, a restricted share or a restricted share unit at grant date. The market value of share options is calculated by using an option pricing valuation model as per grant date.

Executive Committee Member Market Value Compensation for Performance Year 2012(1)

		Base compensation	Variable compensation					Benefits		Total		Total compensation
			Short-term incentive plans		Long-term incentive plans
					Equity Plan "Select"		Long-Term Performance Plan	Pension benefits	Other benefits		Future LSSP/ESOP match(9)	Including future LSSP/ESOP match(10,11)
	Currency	Cash (Amount)	Cash (Amount)	Shares (Market value)(2)	Shares (Market value)(3)	Options (Market value)(4)	Shares (Market value)(5)	(Amount)(6)	(Amount)(7)	(Amount)(8)	Shares (Market value)	(Amount)
Joseph Jimenez (Chief Executive Officer)	CHF	2,025,000	1,370,300	0	4,795,941	0	4,747,013	161,200	128,734	13,228,188	0	13,228,188
Juergen Brokatzky-Geiger	CHF	708,750	0	625,330	1,250,536	0	731,145	148,594	10,084	3,474,439	625,330	4,099,769
Kevin Buehler(12)	USD	1,118,333	202,897	504,048	2,827,532	0	1,753,300	413,056	62,930	6,882,096	504,048	7,386,144
Felix R. Ehrat	CHF	743,333	0	750,149	1,500,112	0	432,702	158,498	0	3,584,794	750,149	4,334,943
David Epstein	USD	1,158,332	525,953	727,166	3,132,643	0	1,666,814	325,563	26,191	7,562,662	727,166	8,289,828
Mark C. Fishman	USD	990,000	23,265	966,736	3,960,038	0	1,547,029	242,832	118,319	7,848,219	966,736	8,814,955
Jeff George	CHF	791,667	220,000	220,022	880,027	0	636,250	111,932	55,412	2,915,310	110,011	3,025,321
George Gunn	CHF	862,500	716,300	0	1,193,710	0	1,213,762	108,382	0	4,094,654	0	4,094,654
Naomi Kelman (until February 29, 2012)(13)	USD	102,782	51,667	0	0	0	0	3,196	904,469	1,062,114	0	1,062,114
Andrin Oswald	CHF	791,667	0	304,058	608,054	0	636,250	118,132	38,520	2,496,681	304,058	2,800,739
Jonathan Symonds	CHF	916,667	0	621,011	1,552,557	0	1,377,021	161,817	17,135	4,646,208	621,011	5,267,219
Brian McNamara (as from March 1, 2012)(14)	USD	500,000	94,169	140,002	464,869	0	260,580	45,053	19,710	1,524,383	140,002	1,664,385
Total(15)	CHF	10,466,057	3,148,166	4,711,715	21,513,910	0	14,673,602	1,933,597	1,310,446	57,757,493	4,601,704	62,359,197

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not considered compensation.

(2)
Participants elected to invest some or all of the value of their annual incentive in the Leveraged Share Savings Plan (LSSP) with a five-year vesting period or the Swiss Employee Share Ownership Plan (ESOP) with a three-year vesting period rather than to receive cash.

(3)
Novartis shares granted under the Novartis Equity Plan "Select" have a three-year vesting period.

(4)
Novartis share options granted under the Novartis Equity Plan "Select" are tradable. Share options granted outside North America will expire on January 17, 2023, have a three-year vesting period and have an exercise price of CHF 61.70 per share (the closing price of Novartis shares on the grant date of January 17, 2013). Based on the option pricing valuation model as per grant date, the value of the share options granted outside North America used in this table was CHF 4.28. Share options on ADSs granted to participants in North America will expire on January 17, 2023, have a three-year vesting period and an exercise price of $66.07 per ADS (the closing price of Novartis ADSs on the grant date of January 17, 2013). Based on the option pricing valuation model as per grant date, the value of the share options on ADSs granted to participants in North America used in this table was $4.37.

(5)
Awarded based on the achievement of Novartis Economic Value Added (NVA) objectives over the performance period ended December 31, 2012.

(6)
Service costs of pension and post-retirement healthcare benefits accumulated in 2012.

(7)
Includes perquisites and other compensation valued at market price. Does not include cost allowances and tax-equalization payments regarding the international assignment of David Epstein, Jeff George and Andrin Oswald. Does not include an annual pension in payment for Kevin Buehler as a result of a change of control clause ($491,174). Does not include dividend equivalents paid in 2012 to Kevin Buehler ($529,387) for pre Alcon merger RSUs grants, to David Epstein ($138,011), Mark C. Fishman ($189,845) and Brian McNamara ($17,122) for RSUs grants made in or prior to 2010.

(8)
The value of all equity grants included in this table has been calculated based on market value.

(9)
Reflects shares to be awarded in the future under the share saving plans, either the five-year Leveraged Share Savings Plan (LSSP) or the three-year Swiss Employee Share Ownership Plan (ESOP). Participants will receive additional shares ("matching shares") after the expiration of either the five- or three-year vesting period.

(10)
The values of the shares, RSUs and share options reflected in this table have been calculated based on market value. The closing share price on the grant date January 17, 2013 was CHF 61.70 per Novartis share and $66.07 per ADS.

(11)
All amounts are gross amounts (i.e., before deduction of social security and income tax due by the executives). The employer social security contribution is not included.

(12)
Excludes 35,153 performance shares awarded to Kevin Buehler, against the share price of $54.51 for performance prior to the Alcon merger.

(13)
Naomi Kelman stepped down from the Executive Committee as per February 29, 2012. The base compensation and benefits information in the table reflects her pro rata compensation over the period from January 1, 2012 to February 29, 2012 (i.e. the period during which she was member of the Executive Committee). The other compensation ("Other benefits") includes the contractual compensation and benefits from March 1, 2012 to December 31, 2012 due in compensation for the twelve-month notice set forth in her employment contract. The other compensation ("Other benefits") does not include the fair market compensation ($1,263,223 related to the period between March 1, 2012 and December 31, 2012) for refraining to compete with any business of Novartis for twelve months following her departure. Ms. Kelman will receive this payment in 2013 partly in cash and partly in shares subject to her continued compliance with the non-compete terms. Of the 88,000 shares reported in the Annual Report 2011 as a Special Share Award, 70,500 shares have forfeited, while 17,500 shares contractually vested in 2012.

(14)
The table reflects the compensation as Permanent Attendee to the Executive Committee from March 1, 2012 until December 31, 2012.

(15)
Amounts in USD for Kevin Buehler, David Epstein, Mark C. Fishman, Naomi Kelman and Brian McNamara were converted at a rate of CHF 1.00 = $1.067, which is the same average exchange rate used in the Group's consolidated financial statements.

Executive Committee Member Market Value Realized/Unrealized Compensation for Performance Year 2012(1)

		Realized compensation						Unrealized compensation						Total
		Base compensation	Short- term incentive plans	Long-Term Performance Plan	Other benefits			Equity Plan "Select"	Future LSSP/ESOP match
	Currency	Cash (Amount)	Cash (Amount) and Shares (Market value)	Shares (Market value)	(Amount)	(Amount)	%(2)	Shares and Options (Market value)	Shares (Market value)	(Amount)	%(2)	(Amount)	%(2)	(Amount)
Joseph Jimenez (Chief Executive Officer)	CHF	2,025,000	1,370,300	4,747,013	128,734	8,271,047	63%	4,795,941	0	4,795,941	36%	161,200	1%	13,228,188
Juergen Brokatzky-Geiger	CHF	708,750	625,330	731,145	10,084	2,075,309	51%	1,250,536	625,330	1,875,866	46%	148,594	3%	4,099,769
Kevin Buehler	USD	1,118,333	706,945	1,753,300	62,930	3,641,508	49%	2,827,532	504,048	3,331,580	45%	413,056	6%	7,386,144
Felix R. Ehrat	CHF	743,333	750,149	432,702	0	1,926,184	44%	1,500,112	750,149	2,250,261	52%	158,498	4%	4,334,943
David Epstein	USD	1,158,332	1,253,119	1,666,814	26,191	4,104,456	50%	3,132,643	727,166	3,859,809	47%	325,563	3%	8,289,828
Mark C. Fishman	USD	990,000	990,001	1,547,029	118,319	3,645,349	41%	3,960,038	966,736	4,926,774	56%	242,832	3%	8,814,955
Jeff George	CHF	791,667	440,022	636,250	55,412	1,923,351	64%	880,027	110,011	990,038	33%	111,932	3%	3,025,321
George Gunn	CHF	862,500	716,300	1,213,762	0	2,792,562	68%	1,193,710	0	1,193,710	29%	108,382	3%	4,094,654
Naomi Kelman (until February 29, 2012)	USD	102,782	51,667	0	904,469	1,058,918	100%	0	0	0	0%	3,196	0%	1,062,114
Andrin Oswald	CHF	791,667	304,058	636,250	38,520	1,770,495	63%	608,054	304,058	912,112	33%	118,132	4%	2,800,739
Jonathan Symonds	CHF	916,667	621,011	1,377,021	17,135	2,931,834	56%	1,552,557	621,011	2,173,568	41%	161,817	3%	5,267,219
Brian McNamara (as from March 1, 2012)	USD	500,000	234,171	260,580	19,710	1,014,461	61%	464,869	140,002	604,871	36%	45,053	3%	1,664,385
Total	CHF	10,466,057	7,859,881	14,673,602	1,310,446	34,309,987	55%	21,513,910	4,601,704	26,115,614	42%	1,933,597	3%	62,359,197

(1)
See also detailed information provided in the table "EXECUTIVE COMMITTEE MEMBER COMPENSATION FOR PERFORMANCE YEAR 2012 (Market value)" on the previous page.

(2)
Percentage of total compensation.

        Realized compensation is the portion that is earned and paid immediately.

        Unrealized compensation is the portion that is deferred and prospectively payable at a future date, subject to performance and employment conditions at the end of the performance cycle.

Executive Committee Member—Equity Awards for Performance Year 2012 (Number of equity instruments)

	Variable compensation
	Short-term incentive plans	Long-term incentive plans
		Equity Plan "Select"		Long-Term Performance Plan	Future LSSP/ESOP match
	Shares (Number)(2)	Shares (Number)(3)	Options (Number)(3)	Shares (Number)	Shares (Number)
Joseph Jimenez (Chief Executive Officer)	0	77,730	0	76,937	0
Juergen Brokatzky-Geiger	10,135	20,268	0	11,850	10,135
Kevin Buehler	7,629	42,796	0	26,537	7,629
Felix R. Ehrat	12,158	24,313	0	7,013	12,158
David Epstein	11,006	47,414	0	25,228	11,006
Mark C. Fishman	14,632	59,937	0	23,415	14,632
Jeff George	3,566	14,263	0	10,312	1,783
George Gunn	0	19,347	0	19,672	0
Naomi Kelman (until February 29, 2012)	0	0	0	0	0
Andrin Oswald	4,928	9,855	0	10,312	4,928
Jonathan Symonds	10,065	25,163	0	22,318	10,065
Brian McNamara (as from March 1, 2012)(1)	2,119	7,036	0	3,944	2,119

Total	76,238	348,122	0	237,538	74,455

(1)
The table reflects the compensation as Permanent Attendee to the Executive Committee from March 1, 2012 until December 31, 2012.

(2)
These shares have a five-year vesting period under LSSP and a three-year vesting period under ESOP.

(3)
These shares and the options awarded under the Equity Plan "Select" have a three-year vesting period.

        As the table below shows, most executive compensation is variable and awarded under the long-term incentive plans. This ensures alignment with the interests of Novartis and its shareholders.

Executive Committee Member Actual Compensation Mix in 2012—Base and Variable Compensation(1)

	Variable (%)
	Base salary	Annual incentive	Long-term incentive(2)
Joseph Jimenez	15.7%	10.6%	73.8%
Juergen Brokatzky-Geiger	21.4%	18.9%	59.8%
Kevin Buehler	17.5%	11.0%	71.5%
Felix R. Ehrat	21.7%	21.9%	56.4%
David Epstein	16.1%	17.4%	66.6%
Mark C. Fishman	13.2%	13.2%	73.6%
Jeff George	28.8%	16.0%	55.2%
George Gunn	21.6%	18.0%	60.4%
Andrin Oswald	33.8%	13.0%	53.2%
Jonathan Symonds	20.5%	13.9%	65.6%
Brian McNamara (as from March 1, 2012)(3)	34.3%	16.0%	49.7%

Total(4)	19.2%	14.4%	66.4%

(1)
Excludes pension, other benefits and future LSSP/ESOP match.

(2)
Long-term incentive includes Equity Plan "Select" and LTPP grants.

(3)
Permanent Attendee to the Executive Committee.

(4)
Excludes Naomi Kelman who stepped down from the Executive Committee as per February 29, 2012.

Shares and Share Options owned by members of the Executive Committee

        The following tables show the total number of vested and unvested Novartis shares (including share units but excluding unvested matching share units from leveraged share savings plans and unvested target units from the Long-Term Performance Plan) and the total number of share options owned by members of the Executive Committee as of January 17, 2013.

        As of January 17, 2013, none of the members of the Executive Committee together with "persons closely linked" to them (see definition under "Share Ownership Requirements") owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

        As of December 31, 2012, all members of the Executive Committee who have served at least three years on the Executive Committee have met or exceeded their personal Novartis ownership requirements.

Shares Owned by Executive Committee Members

Number of shares(1)
Joseph Jimenez	565,007
Juergen Brokatzky-Geiger	268,498
Kevin Buehler	502,859
Felix R. Ehrat	52,616
David Epstein	319,532
Mark C. Fishman	439,946
Jeff George	137,666
George Gunn	267,468
Andrin Oswald	150,810
Jonathan Symonds	202,375
Brian McNamara (as from March 1, 2012)(2)	41,160

Total(3)	2,947,937

(1)
Includes holdings of "persons closely linked" to members of the Executive Committee (see definition under—Share and Share Options by Members of the Board of Directors).

(2)
Permanent attendee to the Executive Committee.

(3)
Excludes 97,906 shares owned as per February 29, 2012 by Naomi Kelman who stepped down from the Executive Committee at this date.

Share Options Owned by Executive Committee Members

	Number of share options(1)
	2013	2012	2011	2010	2009	Other		Total
Joseph Jimenez					552,076	157,266		709,342
Juergen Brokatzky-Geiger					75,705	255,452		331,157
Kevin Buehler						605,877	(2)	605,877
Felix R. Ehrat
David Epstein
Mark C. Fishman						604,129		604,129
Jeff George			141,396	97,827	15,359	1,793		256,375
George Gunn						94,371		94,371
Andrin Oswald						5,633		5,633
Jonathan Symonds				54,348				54,348
Brian McNamara (as from March 1, 2012)(3)						88,005		88,005

Total(4)	0	0	141,396	152,175	643,140	1,812,526		2,749,237

(1)
Share options disclosed for a specific year were granted in that year under the Novartis Equity Plan "Select." The column "Other" refers to share options granted in 2008 or earlier, to share options granted to these executives while they were not Executive Committee members (nor Permanent Attendees), and to share options bought on the market by the Executive Committee members or "persons closely linked" to them (see definition under—Share and Share Options Owned by Members of the Board of Directors).

(2)
Consists of share settled appreciation rights resulting from conversion of Alcon equity into Novartis equity.

(3)
Permanent Attendee to the Executive Committee.

(4)
Excludes Naomi Kelman who stepped down from the Executive Committee as per February 29, 2012 and who was not awarded options.

Loans to members of the Executive Committee

        No loans were granted to current or former members of the Executive Committee during 2012. No such loans were outstanding as of December 31, 2012.

Other payments to members of the Executive Committee

        During 2012, no payments (or waivers of claims) other than those set out in the Executive Committee Member Compensation table (including its footnotes) were made to current members of the Executive Committee or to "persons closely linked" to them (see definition under "Compensation of the Board of Directors—Shares and Share Options Owned by Members of the Board of Directors").

Payments to former members of the Executive Committee

        During 2012, no payments (or waivers of claims) were made to former members of the Executive Committee or to "persons closely linked" to them (see definition under "Compensation of the Board of Directors—Shares and Share Options Owned by Members of the Board of Directors"), except for an amount of CHF 1,156,414, which includes CHF 1,125,000 paid to a former member of the Executive Committee in relation to his obligation to refrain from activities that compete with any business of Novartis and an amount of CHF 31,414 as other benefits related to his Executive Committee tenure.

COMPENSATION GOVERNANCE

Legal Framework

        The Swiss Code of Obligations as well as the Corporate Governance Guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of members of the Board of Directors and members of the Executive Committee, their equity participation in the Group as well as loans made to them. This Annual Report fulfills that requirement. In addition, our Annual Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse).

Decision-making authorities

        Authority for decisions related to compensation are governed by the Articles of Incorporation, the Board Regulations and the Compensation Committee Charter, which are published on the Novartis website: www.novartis.com/corporate-governance. The main responsibilities of the Compensation Committee are shown under "Corporate Governance Report—Our Board of Directors—Role of the Board of Directors and the Board Committees."

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

        The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria set forth in our Board Regulations. In 2012, Enrico Vanni has been designated chairman of the Compensation Committee. Currently, the Compensation Committee has the following five members: Enrico Vanni (chair), William Brody, Srikant Datar, Ulrich Lehner and Marjorie M.T. Yang.

        The Compensation Committee held six meetings in 2012.

Compensation Authorization Levels

Decision on	Recommendation	Authority
Compensation of Board members	Compensation Committee	Board of Directors
Compensation of the Chief Executive Officer	Chairman of the Board	Compensation Committee
Compensation of the Executive Committee members and other selected key executives	Chief Executive Officer	Compensation Committee
Special Share Awards	Chairman of the Board or Chief Executive Officer	Compensation Committee

        The General Meeting holds a consultative vote on the Compensation System of Novartis. This vote takes place at least every third Annual General Meeting.

Role of the Compensation Committee independent advisors

        The Compensation Committee used Frederic W. Cook & Co, Inc., as its independent external compensation advisor for 2012. The advisor to the Compensation Committee is hired directly by the Compensation Committee, is independent of management and does not perform any other consulting work for Novartis. The key task of the advisor is to assist the Compensation Committee in ensuring that the Novartis compensation policies and plans are competitive, correspond to market practice, and are in line with our compensation principles.

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

        The Compensation Committee determined that the advisor is free of any relationship that would impair professional and objective judgment and advice to the Compensation Committee, and has never been hired for work by the management of Novartis.

 Clawback

        Any incentive compensation paid to senior executives, including members of the Executive Committee, is subject to "clawback." This means that Novartis may choose not to pay future incentive compensation or seek to recover incentive compensation where the payout has been proven to conflict with internal management standards (including company policies and Novartis Values and Behaviors), accounting policies or a violation of law.

Share ownership Requirements

        In line with our equity ownership principle, key executives are required to own at least a certain multiple of their annual base salary in Novartis shares or share options. The CEO is required to own Novartis equity worth 5 times, the members of the Executive Committee 3 times, and other key executives, 1 to 2 times (position-specific) their respective base compensation within three years of hire or promotion. In the event of a substantial drop in the share price, the Board of Directors may, at its discretion, extend that time period.

CEO	5 × base salary
Members of the Executive Committee	3 × base salary
Selected key executives	1 × or 2 × base salary

        The determination of equity amounts against the share ownership requirements includes vested and unvested shares or ADSs acquired under the Novartis compensation plans, as well as RSUs, with the exception of unvested matching RSUs from leveraged share savings plans and unvested RSUs from the Long-Term Performance Plan. In addition, it includes other shares as well as vested options on Novartis shares or ADSs that are owned directly or indirectly by "persons closely linked"(1).

        The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.

RISK MANAGEMENT

        We believe that our compensation system encourages performance, loyalty and entrepreneurship, and creates sustainable value that is in the interest of Novartis and our shareholders. However, shareholders also expect that risks are appropriately managed. At Novartis, appropriate objective setting combined with proper incentive-plan design and rigorous safeguard measures allow our leaders and associates to focus on long-term value creation.

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

  –
  People Performance Management Process: A rigorous performance management system is in place based on agreed-upon objectives, values and behaviors reflecting compliance and meritocracy.

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

  achievement of strategic and leadership objectives, and managing people, but also innovation as well as process and productivity improvement. Under the incentive plans, performance multipliers may not exceed 200% of target.

  –
  Balanced Mix of Compensation Elements and Performance Measures: The target compensation mix is not overly weighted toward annual incentive awards but represents a combination of cash and long-term share-based compensation vesting over three years.

  –
  Performance Period and Vesting Schedules: For long-term incentives, performance period and vesting schedules overlap, reducing the motivation to maximize performance in any one period. The equity awarded under the Equity Plan "Select" vests after a period of three years. The Long-Term Performance Plan is an equity plan based on a three-year performance period.

  –
  Clawback: We implemented "clawback" provisions in individual employment contracts of all members of the Executive Committee as well as in most incentive plans, and award letters to associates (see—"Corporate Governance—Clawback").

  –
  No Severance Payments or Change-of-Control Clauses: Employment contracts for members of the Executive Committee provide a notice period of 12 months and contain no change-of-control clauses or severance provisions (i.e. agreements concerning special notice periods, longer-term contracts, "golden parachutes," waiver of lock-up periods for equities and bonds, shorter vesting periods and additional contributions to occupational pension schemes).

  –
  Share Ownership Requirements: Members of the Executive Committee, as well as selected key executives are required to own a certain multiple of their annual base salary in Novartis shares or share options (see—"Compensation Governance—Share Ownership Requirements" on previous page).

COMPENSATION OF THE BOARD OF DIRECTORS

Philosophy For the Board of Directors compensation

        Today, the members of boards of directors of global companies face increasing responsibilities and have to deal with issues that require ever higher levels of expertise and engagement. As a global healthcare company, Novartis shareholders have elected members of the Board of Directors who bring these required skills. Novartis has set the compensation for the members of the Board of Directors at a level that allows for the attraction and retention of high-caliber individuals with global experience. The members of its Board of Directors do not receive variable compensation, underscoring their focus on long-term corporate strategy, supervision and governance.

Compensation Structure

Board compensation
Fixed compensation	Yes
Variable compensation	No

Compensation of the members of the Board of Directors

Description

        The Board of Directors determines the compensation of its members, other than the Chairman, each year, based on a proposal by the Compensation Committee and advice from its independent advisors.

        The compensation of the Chairman is based on a contract, which provides Dr. Daniel Vasella with a fixed remuneration of CHF 12.4 million, indexed to the average compensation increase for associates based in Switzerland. The Board acknowledges that the compensation of the Chairman reflects his exceptional experience and significant on-going contribution to building the Group, representing our interests in the global business community and delivering sustainable value for our shareholders. One third of his total compensation is paid out in monthly cash installments; the remaining two-thirds are in the form of unrestricted Novartis shares that are granted to him each year at the closing market price of the underlying share at the end of the day at grant date, in 2012 on January 19, 2012.

        Following his tenure as Chairman, Dr. Vasella agreed to continue to make available his know-how to Novartis and to refrain from activities that compete with any business of Novartis for a multi-year period. Dr. Vasella will receive fair market compensation in return for his services and for complying with the restriction not to compete. Dr. Vasella carries forward tradable options, shares and benefits (including pension) as a result of his 14-year tenure as our CEO. In his current capacity he receives no variable compensation, tradable options or equity other than the shares that are part of his remuneration as Chairman.

        The other members of the Board of Directors receive, in one installment, an annual fixed Board membership fee and additional fees for committee chairmanships, committee memberships, and other functions to compensate for their increased responsibilities and engagements. They do not receive additional fees for attending meetings. The annual fees cover the period from the Annual General Meeting of the year of disclosure to the next Annual General Meeting. These members of the Board of Directors are paid in unrestricted shares for at least 50% of their fees. If one of these Board of Directors members does not elect for a full grant in shares, the remaining part of the fee is paid in cash at the time the shares are delivered. The fees shown in the attached table reflects the full amount paid in cash or delivered as shares in the given year. With the exception of the Chairman, they do not have pension benefits. Members of the Board of Directors do not receive share options. The fee rates for Board membership and functional roles of other members of the Board of Directors are as follows:

Board Member Annual Fee Rates (Excl. Chairman)

Annual fee (CHF)
Board membership	350,000
Chairman's Committee membership	150,000
Audit and Compliance Committee membership	100,000
Other Board Committee membership	50,000
Vice chairmanship of the Board of Directors	50,000
Board Committee chairmanship (except for ACC)	10,000
Audit and Compliance Committee chairmanship	20,000
Delegated board membership(1)	125,000

(1)
The Board of Directors has delegated Rolf M. Zinkernagel to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD). The Board of Directors has delegated both Rolf M. Zinkernagel and William Brody to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

Benchmarking of the Compensation of the Members of the Board of Directors

        The level of compensation for the members of the Board of Directors is set based on benchmarks that include the remuneration of members of board of directors of comparable healthcare companies (see also the list of benchmark companies under "Compensation of Executives and other associates") and selected leading Swiss companies (i.e. UBS, Nestlé and Credit Suisse).

 Board Member Compensation in 2012(1)

	Board membership	Vice Chairman	Chairman's Committee	Audit and Compliance Committee		Risk Committee		Compensation Committee		Corporate Governance and Nomination Committee		Delegated board membership	Annual cash compensation (CHF) (A)	Shares (Market value) (CHF) (B)(2)	Shares (Number)	Other (CHF) (C)		Total (CHF) (A)+(B) +(C)
Daniel Vasella	Chair		Chair	•	(3)	•	(3)	•	(3)	•	(3)		4,110,750	8,241,815	152,063	715,027	(4)	13,067,592
Ulrich Lehner	•	•	•	•		•		•		Chair			405,000	405,037	7,473	43,070	(5)	853,107
Dimitri Azar	•												140,000	210,025	3,875	—		350,025
William Brody(6)	•							•				•	262,500	262,545	4,844	—		525,045
Srikant Datar	•		•	Chair		•		•					360,000	360,051	6,643	—		720,051
Ann Fudge	•					•				•			225,000	225,038	4,152	—		450,038
Pierre Landolt(7)	•									•			—	400,050	7,381	23,977	(5)	424,027
Enrico Vanni	•			•				Chair					255,000	255,011	4,705	30,150	(5)	540,161
Andreas von Planta	•			•		Chair				•			280,000	280,051	5,167	29,023	(5)	589,074
Wendelin Wiedeking	•			•		•							—	500,049	9,226	29,607	(5)	529,656
Marjorie M.T. Yang	•							•					200,000	200,052	3,691	24,177	(5)	424,229
Rolf M. Zinkernagel(8)	•									•		•	325,000	325,037	5,997	34,383	(5)	684,420

Total													6,563,250	11,664,761	215,217	929,414		19,157,425

(1)
Does not include reimbursement for travel and other necessary business expenses incurred in the performance of their services as these are not compensation.

(2)
The value of the shares reflected in this column has been calculated based on market value of the shares at grant date. All shares were granted as per January 19, 2012 against the prevailing share price of CHF 54.20.

(3)
Daniel Vasella attended the meetings of these Committees as a guest without voting rights.

(4)
Includes inter alia social security costs due by the individual and paid by the company, pension and life insurance.

(5)
Includes social security costs due by the individual and paid by the company.

(6)
The Board of Directors has delegated William Brody to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

(7)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of the compensation.

(8)
The Board of Directors has delegated Rolf M. Zinkernagel to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD) and to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

Shares and share Options Owned by members of the Board of Directors

        Shareholders want Board members to align their interests with the rest of the shareholders. Among other requirements, the members of the Board of Directors are thus required to own at least 5,000 Novartis shares within three years after joining the Board of Directors. As of December 31, 2012, all members of the Board of Directors who have served at least three years on the Board of Directors have complied with the share ownership guidelines.

        The last year in which Novartis granted share options to non-executive members of the Board of Directors was 2002. The total number of vested and unvested Novartis shares and share options owned by members of the Board of Directors and "persons closely linked"(1) to them as of January 17, 2013, is shown in the following tables.

        As of January 17, 2013, none of the members of the Board of Directors together with "persons closely linked"(1) to them owned 1% or more of the outstanding shares of Novartis, either directly or through share options.

(1)
"Persons closely linked" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.

 Shares and Share Options Owned by Board Members(1)

	Number of shares(2)	Number of share options(3)
Daniel Vasella	3,170,729	1,633,290	(4)
Ulrich Lehner	34,363
Dimitri Azar	5,743
William Brody	18,420
Srikant Datar	31,080
Ann Fudge	13,769
Pierre Landolt(5)	52,356
Enrico Vanni	12,501
Andreas von Planta	121,334
Wendelin Wiedeking	260,286
Marjorie M.T. Yang	18,000
Rolf M. Zinkernagel	45,948

Total	3,784,529	1,633,290

(1)
Includes holdings of "persons closely linked" to Board members (see definition under—Share and Share Options owned by Members of the Board of Directors).

(2)
Each share provides entitlement to one vote.

(3)
2002 was the last year during which Novartis granted share options to non-executive Board members. All these options have expired in 2011.

(4)
Includes options awarded during Daniel Vasella's tenure as Chairman and CEO.

(5)
According to Pierre Landolt, the Sandoz Family Foundation is the economic beneficiary of all shares.

Loans to members of the Board of Directors

        No loans were granted to current or former members of the Board of Directors during 2012. No such loans were outstanding as of December 31, 2012.

Other payments to members of the Board of Directors

        During 2012, no payments (or waivers of claims) other than those set out in the Board Member Compensation table on the previous page (including its footnotes) were made to current members of the Board of Directors or to "persons closely linked" to them (see definition under "Compensation of the Board of Directors—Shares and Share Options Owned by Members of the Board of Directors").

Payments to former members of the Board of Directors

        During 2012, no payments (or waivers of claims) were made to former Board members or to "persons closely linked" to them (see definition under "Compensation of the Board of Directors—Shares and Share Options Owned by Members of the Board of Directors"), except for an amount of CHF 62,346 that was paid to the Honorary Chairman.

Note 27 to the Group's audited consolidated financial statements

        The total expense for the year for the compensation awarded to the members of the Board of Directors and the members of the Executive Committee using IFRS measurement rules is presented in note 27 to the Group's audited consolidated financial statements.

 Item 6.C    Board Practices

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

        In 2010, the Chairman and CEO functions were separated. In addition several emerging best corporate governance standards were proactively implemented, including the introduction of a "say-on-pay" shareholder vote, and making changes to the executive compensation system to further strengthen the alignment of incentives with the long-term success of Novartis and a number of new disclosures, including on qualifications of Board members.

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

        In Switzerland, there will be a popular vote on March 3, 2013, on the so-called "Minder Initiative". The Swiss voters will de facto have to choose between the Minder Initiative and the indirect counter-proposal to this initiative proposed by Parliament. The latter would likely enter into force, if the Minder

Initiative were defeated by the voters. Both proposals include binding shareholder votes on the compensation system and on Board and executive compensation, a ban or binding shareholder approval of certain extraordinary payments (such as "payments in advance" or "golden parachutes"), yearly re-election of all board members, and election of the Chairman by the shareholders.

        However, while the Minder Initiative (that claims to strengthen shareholder rights) limits shareholder rights by mandatory rules that the shareholders cannot change, the indirect counter-proposal, while also shifting rights from the boards to the shareholders, does not patronize the shareholders as the Minder Initiative does, as it allows, for example, the shareholders to decide whether their vote on executive compensation shall be binding or non-binding or whether they want to elect the Chairman or not. Moreover, it does not contain certain additional rules as proposed under the Minder Initiative, such as an obligation of all pension plans to vote all their shares (which in practice would almost be impossible to do, except if pension plans "blindly" followed the voting recommendation of proxy advisory firms, making such firm de facto "super-shareholders"), and criminal sanctions (imprisonment of up to three years) for violations of the Minder rules. Therefore, the indirect counter-proposal is the better choice for shareholders. It offers them the same additional rights as the Minder Initiative but does not limit their choices. This also applies to Switzerland as the Minder Initiative would substantially damage the international competitiveness of Switzerland and of Swiss based companies. For example: A binding shareholder vote on executive compensation would make it difficult for Swiss based companies to hire top managers, who would not know when they sign an employment contract whether such contract could be honored by their employer. Moreover, while the indirect counter-proposal could be implemented rapidly, the wording of the Minder Initiative is too sketchy and imprecise to allow a rapid implementation.

        Outside of Switzerland, we note an encouraging development in that regulators start to acknowledge and seem to become willing to regulate many corporate governance issues that have been highlighted by issuers for a long time but did not make it "on the corporate governance agenda" yet: The US Securities Exchange Commission in its "Concept Release on the U.S. Proxy System" and, the European Commission in its green paper entitled "The EU Corporate Governance Framework" have noted a number of such issues, including deficiencies in the proxy system, potential conflicts of interest and a lack of accuracy and transparency of proxy advisory firms, and what the European Commission called "inappropriate short-termism among investors."

        On that last point, we note that in July 2012 John Kay, an economics professor at the London School of Economics, issued a report on the UK equity markets and long-term decision making, which had been commissioned by the UK Government. Kay's principal conclusion is that institutional investors focus too much on short-term profits. This may lead investors to not support corporate strategies designed to achieve long-term growth and to support activist hedge funds that want to pressure corporations in taking actions to increase short-term profits to the detriment of the long-term prospects of the company.

        Kay proposes, among other points, that incentives of asset managers should encourage them to hold portfolios judged on the basis of the long-term absolute performance of companies, that misaligned incentives in the remuneration practices of both company executives and asset managers should be eliminated, that investment costs and stock lending practices should be disclosed, that the duty of Board members is directed to their company and not to its share price, and that companies should aim to develop relationships with investors rather than with 'the market'.

        At the heart of good corporate governance lies a strong board of directors, which represents the interests of the shareholders and other stakeholders, and the professionalism and integrity of management, creating the foundation for sustainable value. While the size, composition and structure of the board of directors are easy to describe and can be easily checked from the outside, it is difficult to demonstrate that the core processes, like information flow and decision making, are state-of-the-art. It is even more difficult, if not impossible, to describe the prevailing board culture, although the latter is essential for its effective function. Novartis aims to foster an atmosphere in which Board members can pose challenging questions, voice dissenting views and secure access to independent information through extensive contacts with senior Novartis executives—inside and outside the boardroom. Diversity of a board of directors is a critical success factor for its work. The Novartis Board of Directors today is diverse in terms of education, experience, geographical origin and interpersonal skills.

SUMMARY OF OUR CORPORATE GOVERNANCE REGIME

Leadership Structure

        Separate Chairman and CEO

Board Governance

Structure

        Independence: All Board members except Dr. Vasella, are independent. Dr. Vasella will be independent as from February 1, 2013.

        Board Committees: The Board has delegated certain of its duties to five Board committees:

  –
  Chairman`s Committee

  –
  Audit and Compliance Committee

  –
  Corporate Governance and Nomination Committee

  –
  Compensation Committee

  –
  Risk Committee

Composition

        The Novartis Board of Directors is diverse in terms of education, experience, geographical origin and interpersonal skills. The biographies of the Board members (pages 199–204) set out their particular qualifications.

Processes

        The processes of the Board have a decisive influence on the effectiveness of the Board. The Board has implemented best practices for all such processes. Important elements include the agenda of Board meetings (making sure that the Board deals with all important topics), information of the Board (ensuring that the Board receives sufficient information from management to perform its supervisory duty and to make decisions that are reserved for the Board), and Board room behavior (ensuring an efficient and balanced decision making process).

Shareholder Rights

        Each share registered entitles the holder to one vote at General Meetings. The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting: The approval of two-thirds of the votes represented at the meeting is required by law for certain important resolutions.

        Shareholders with 10% of the share capital may request an extraordinary General Meeting of shareholders and shareholders having shares with an aggregate nominal value of CHF 1 million can put items on the agenda of a General Meeting of shareholders.

        Shareholders have the right to receive dividends, appoint proxies, and hold such other rights as are granted under Swiss Law.

        Only shareholders registered in the Novartis share register may exercise their voting rights. The registration does not affect the tradability of Novartis shares.

        Shareholders with shares in excess of 2% of the registered share capital that want to vote also those shares exceeding the 2% threshold need an approval from the Board. The purpose of this approval is to prevent that a minority shareholder can dominate the General Meeting to the disadvantage of the majority of the shareholders. This is necessary given that many shareholder do not register their shares and can therefore not vote their shares, and because shareholder representation at General Meetings has traditionally been low in Switzerland.

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

        Novartis is also subject to the rules of the New York Stock Exchange (NYSE) as applicable to foreign private issuers of securities. The NYSE requires Novartis to describe any material ways in which its corporate governance differs from that of domestic US companies listed on the NYSE. These differences are:

  –
  shareholders of Novartis do not receive written reports from committees of the Board of Directors;

  –
  the external auditors are appointed by the shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee;

  –
  while the shareholders cannot vote on all equity-compensation plans, they are entitled to hold a consultative vote on the compensation system of Novartis. The vote takes place before every significant change to the compensation system, but at least every third Annual General Meeting;

  –
  the Board of Directors has set up a separate Risk Committee that is responsible for risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee;

  –
  the Chairman of the Board of Directors and the Audit and Compliance Committee share responsibility for and authority to supervise the internal audit function; and

  –
  the full Board of Directors has responsibility for setting the objectives relevant to the compensation of the Chief Executive Officer, and for the evaluation of the performance of the Chief Executive Officer.

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

OUR SHAREHOLDERS

Shares

Share Capital of Novartis AG

        The share capital of Novartis AG is CHF 1,353,096,500 fully paid-in and divided into 2,706,193,000 registered shares, each with a nominal value of CHF 0.50. Novartis has neither authorized nor conditional capital. There are no preferential voting shares; all shares have equal voting rights. No participation certificates, non-voting equity securities (Genussscheine) or profit-sharing certificates have been issued.

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

Share Repurchase Programs

        Novartis began repurchasing its shares in 1999. Since then, five share repurchase programs have been completed with the repurchase of shares worth CHF 19 billion. Shares repurchased under the first program were not cancelled. However, shares repurchased under the other four programs were cancelled. At the Annual General Meeting in February 2008, shareholders authorized the Board of Directors to launch a sixth program to repurchase shares up to a maximum amount of CHF 10 billion via a second trading line on the SIX Swiss Exchange. In 2008, a total of six million shares were repurchased at an average price of CHF 49.42 per share and cancelled. The share repurchase program was suspended in April 2008 in favor of debt repayment. In December 2010, the Board of Directors announced the reactivation of the share repurchase program to minimize dilution to existing Novartis shareholders in connection with the proposed merger of Alcon, Inc. into Novartis. In 2010, no shares were repurchased under the share repurchase program. In 2011, 39,430,000 shares were repurchased under the share repurchase program. In 2012, no shares were repurchased under the share repurchase program.

Changes in Share Capital

        During the last three years there were the following changes to the share capital of Novartis:

        In 2011, for the purpose of completing the merger of Alcon, Inc. into Novartis AG, the share capital was increased by CHF 54 million, from CHF 1,318,811,500 to CHF 1,372,811,500, through the issuance of 108,000,000 fully paid-in registered shares with a nominal value of CHF 0.50 each.

        In 2012, Novartis reduced its share capital by CHF 19,715 million, from CHF 1,372,811,500 to CHF 1,353,096,500 by cancelling 39.43 million shares repurchased on the second trading line during 2011.

Capital Changes

	Number of shares
Year	As of January 1	Changes in shares	As of December 31	Changes in CHF
2010	2,637,623,000		2,637,623,000
2011	2,637,623,000	108,000,000	2,745,623,000	54,000,000
2012	2,745,623,000	(39,430,000)	2,706,193,000	(19,715,000)

Convertible or Exchangeable Securities

        Novartis has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to Novartis shares, other than options granted to associates as an element of compensation.

Shareholdings

Significant Shareholders

        According to the share register, as of December 31, 2012, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:(1)

  –
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 4.0%; and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

  –
  Nominees: JPMorgan Chase Bank, New York, holding 11.4%; Nortrust Nominees, London, holding 3.3%; and The Bank of New York Mellon, New York, holding 5.0% through its nominees, Mellon Bank, Everett, (3.3%) and The Bank of New York Mellon, Brussels, Belgium, (1.7%); and

  –
  ADS depositary: JPMorgan Chase Bank, New York, holding 11.7%.

(1)
Excluding 4.09% of the share capital held by Novartis AG, together with Novartis affiliates, as treasury shares.

        According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.3% of the share capital of Novartis AG as of December 31, 2012.

        According to disclosure notifications filed with Novartis AG and the SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2012:

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

        As of December 31, 2012, Novartis had approximately 161000 registered shareholders.

        The following table provides information about the distribution of registered shareholders by number of shares held:

Number of Shares Held

As of December 31, 2012	Number of registered shareholders	% of registered share capital
1-100	20,133	0.05
101-1,000	95,483	1.58
1,001-10,000	40,581	4.23
10,001-100,000	3,740	3.57
100,001-1,000,000	488	5.23
1,000,001-5,000,000	74	6.06
5,000,001 or more(1)	34	54.01

Total registered shareholders/shares	160,533	74.73

Unregistered shares		25.27

Total		100.00

(1)
Including significant registered shareholders as listed above

        The following table provides information about distribution of registered shareholders by type:

Registered Shareholders by Type

As of December 31, 2012	Shareholders in %	Shares in %
Individual shareholders	96.07	12.08
Legal entities	3.84	37.26
Nominees, fiduciaries and ADS depositary	0.09	50.66

Total	100.00	100.00

        The following table provides information about registered shareholders by country:

Registered Shareholders by Country

As of December 31, 2012	Shareholders in %	Shares in %
France	2.84	1.31
Germany	4.56	3.55
Switzerland(1)	89.15	42.13
United Kingdom	0.51	2.75
United States	0.32	46.24
Other countries	2.62	4.02

Total	100.00	100.00

(1)
Excluding 4.09% of the share capital held by Novartis AG, together with Novartis affiliates, as treasury shares

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

        The Articles of Incorporation provide that no shareholder shall be registered with the right to vote for more than 2% of the registered share capital. The Board of Directors may, upon request, grant an exemption from this restriction. Exemptions are in force for the registered Significant Shareholders listed under—Our Shareholders—Shareholdings—Significant Shareholders. In 2012, an exemption was requested and granted to Norges Bank (Central Bank of Norway), Oslo, Norway.

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

Change-of-Control Clauses

        There are no change-of-control clauses (including no "golden parachutes", special provisions on the cancellation of contractual arrangements, agreements concerning special notice periods or long-term contracts exceeding 12 months, waivers of lock-up periods for options, shorter vesting periods, and no additional contributions to pension funds) benefiting Board members. With respect to members of the Executive Committee, see below under—Our Management—Contracts with Members of the Executive Committee.

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

Name	Nationality	Year of birth	First election at AGM	Last election at AGM	End of current Term
Daniel Vasella, M.D.	CH	1953	1996	2010	2013
Ulrich Lehner, Ph.D.	D	1946	2002	2011	2014
Dimitri Azar, M.D.	US	1959	2012	—	2015
William Brody, M.D., Ph.D.	US	1944	2009	2012	2014
Srikant Datar, Ph.D.	US	1953	2003	2012	2015
Ann Fudge	US	1951	2008	2011	2014
Pierre Landolt, Ph.D.	CH	1947	1996	2011	2014
Enrico Vanni, Ph.D.	CH	1951	2011	2011	2014
Andreas von Planta, Ph.D.	CH	1955	2006	2012	2015
Dr. Ing. Wendelin Wiedeking	D	1952	2003	2012	2015
Marjorie M.T. Yang	CHN	1952	2007	2010	2013
Rolf M. Zinkernagel, M.D.	CH	1944	1999	2012	2014

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

        The biographies of the Board members (pages 199–204) set out the particular qualifications that led the Board of Directors to conclude that a Board member is qualified to serve on the Board of Directors, creating a Board that today is diverse in terms of background, qualifications, interests and skills.

Board Diversity

        Diversity of a Board of Directors is a critical success factor for its effectiveness and, thus, when the Corporate Governance and Nomination Committee identifies new Board member candidates for the purpose of proposing these to the shareholders for election, to maintain or even improve diversity of the Board is an important criteria. The Board's aspiration is to have a diverse Board in all aspects of diversity. This includes diversity in terms of geographic origin, background, gender, race, faith, education, experience, viewpoint, interests and technical and interpersonal skills.

        This has resulted in the Novartis Board being diverse in the above aspects.

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

Responsibilities	Membership comprises	Number of meetings held in 2012/ approximate average duration (hrs) of each meeting Attendance	Link
THE BOARD OF DIRECTORS		9/8.5
The primary responsibilities of the Board of Directors include:
—Setting the strategic direction of the Group;
—Determining the organizational structure and governance of the Group;
—Appointing, overseeing and dismissing key executives and planning their succession;
—Determining and overseeing the financial planning, accounting, reporting and controlling;
—Approving the annual financial statements and the corresponding financial results releases; and
Approving major transactions and investments.	Daniel Vasella Ulrich Lehner Dimitri Azar(2) William Brody Srikant Datar Ann Fudge Pierre Landolt Enrico Vanni Andreas von Planta Wendelin Wiedeking Marjorie M.T. Yang Rolf M. Zinkernagel	9 9 7 9 9 9 8 9 9 9 7 9	Articles of Incorporation of Novartis AG

Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG (Board Regulations)

http://www.novartis.com/corporate-governance
THE CHAIRMAN'S COMMITTEE		5/2.5
The primary responsibilities of this committee include:
—Commenting on significant matters before the Board of Directors makes a decision;
—Recommending key executive appointments to the Board of Directors;
—Dealing with Board matters arising in between Board meetings, including the taking of required preliminary actions; and
—Approving transactions and investments as delegated by the Board of Directors.	Daniel Vasella Srikant Datar Ulrich Lehner	5 5 5	Charter of the Chairman's Committee http://www.novartis.com/corporate-governance

Responsibilities	Membership comprises	Number of meetings held in 2012/ approximate average duration (hrs) of each meeting Attendance	Link
THE AUDIT AND COMPLIANCE COMMITTEE		6/3
The primary responsibilities of this committee include:
—Overseeing the internal auditors;
—Supervising the external auditors and selecting and nominating the external auditors for election by the meeting of the shareholders;
—Overseeing the accounting policies, financial controls and compliance with accounting and internal control standards;
—Approving quarterly financial statements and financial results releases;
—Overseeing internal control and compliance processes and procedures; and
—Overseeing compliance with laws and external and internal regulations.
The Audit and Compliance Committee has the authority to retain external consultants and other advisors.	Srikant Datar Ulrich Lehner(3) Enrico Vanni Andreas von Planta Wendelin Wiedeking	6 6 6 6 5	Charter of the Audit and Compliance Committee http://www.novartis.com/corporate-governance
THE RISK COMMITTEE		4/2
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
The Risk Committee has the authority to retain external consultants and other advisors.	Andreas von Planta Srikant Datar Ann Fudge Ulrich Lehner Wendelin Wiedeking	4 4 4 4 4	Charter of the Risk Committee http://www.novartis.com/corporate-governance

(1)
Chair

(2)
Since February 2012

(3)
Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC)

Responsibilities	Membership comprises	Number of meetings held in 2012/ approximate average duration (hrs) of each meeting Attendance	Link
THE COMPENSATION COMMITTEE		6/2.5
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
The Compensation Committee has the authority to retain external consultants and other advisors.	Enrico Vanni William Brody Srikant Datar Ulrich Lehner Marjorie M.T. Yang	6 6 6 6 4	Charter of the Compensation Committee http://www.novartis.com/]corporate-governance
THE CORPORATE GOVERNANCE AND NOMINATION COMMITTEE		3/2
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
—Assessing existing Board members and recommending to the Board whether they should stand for re-election;
—Preparing and reviewing the succession plan for the CEO; and
—Developing and reviewing an orientation program for new Board members and an ongoing education plan for existing Board members.
The Corporate Governance and Nomination Committee has the authority to retain external consultants and other advisors.	Ulrich Lehner Ann Fudge Pierre Landolt Andreas von Planta Rolf M. Zinkernagel	3 3 3 3 3	Charter of the Corporate Governance and Nomination Committee http://www.novartis.com/corporate-governance

(1)
Chair

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

        The Board of Directors and its Board committees meet regularly throughout the year. The Chairs set the agendas of their meetings. Any Board member may request a Board meeting, a meeting of a Board committee or the inclusion of an item on the agenda of such meetings. Board members are provided, in advance of meetings, with materials intended to prepare them to discuss the items on the agenda.

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

Meetings of the Board of Directors

        The Board of Directors has meetings with the members of the Executive Committee as well as private meetings without members of the Executive Committee.

        Topics addressed in the meetings with the Executive Committee include strategy, business reviews and major projects, investments and transactions. Topics addressed in private meetings include performance evaluation of top management, succession planning and Board self-evaluation.

        In 2012, there were nine meetings of the Board of Directors and three meetings of the independent Board members. Given that as of February 1, 2013 all Board members will be independent no meetings of the independent Board members, led by the Vice Chairman, will be held going forward.

Independence of Board Members

        The independence of Board members is a key corporate governance issue. Accordingly, Novartis established independence criteria that are intended to reflect international best-practice standards. These independence criteria (last revised on December 14, 2011) can be found on the Novartis website:
www.novartis.com/investors/governance-documents.shtml

        The Corporate Governance and Nomination Committee annually submits to the Board of Directors a proposal concerning the determination of the independence of each Board member. For this assessment, the Committee considers all relevant facts and circumstances of which it is aware.

        In its meeting of December 12, 2012, the Board of Directors determined that all of its members except Dr. Vasella are independent. Dr. Vasella will be independent as from February 1, 2013, when the three year look-back period for having been an employee of Novartis will end (Dr. Vasella was until January 31, 2010 also the Chief Executive Officer). The Board of Directors has delegated Rolf M. Zinkernagel, M.D., to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD), and both Dr. Zinkernagel, M.D. and William Brody, M.D. to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF). The Board of Directors concluded that these activities are supervisory and not consultatory in nature and do not affect Dr. Zinkernagel's or Dr. Brody's independence as a Board member.

Relationship of Non-Executive Board Members with Novartis

        With the exception of Dr. Vasella none of the Board members is or was a member of the management of Novartis AG or of any other Novartis Group company in the three financial years preceding 2012.

        There are no significant business relationships of any Board member with Novartis AG or with any other Novartis Group company.

Performance and Effectiveness Evaluation of the Board

Process

        Every year the Board conducts an evaluation of its performance and effectiveness. The process is kicked-off by each Board member completing a questionnaire on the performance and effectiveness of the Board and of each Board committee of which he/she is a member. This is then the basis for a deep, qualitative review of the Board's performance. The review is led by the Chairman who holds individual discussions with each Board member, followed-up by discussions by the full Board and by each Board Committee. Identified gaps and shortcomings are recorded and related remediation actions are agreed.

        On a regular basis this internal process is extended to cover individual Board member assessments and/or the process is conducted by an independent outside consultant.

Content

        The performance review examines performance and effectiveness, strength and weaknesses, individual and for the full Board and each Board committee. The review includes composition, structure, processes, tasks and governance of the Board and its committees, effectiveness of meetings, behavior, team dynamics and interactions, quality of briefing materials and presentations, follow-up actions on decisions, relationship to senior management, and the role and leadership of the Chairman. The list of performance criteria is customized for each committee, addressing their specific tasks and responsibilities.

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

        In particular, the Chief Financial Officer, the Group General Counsel and representatives of the external auditors are invited to meetings of the Audit and Compliance Committee. Furthermore, the Heads of Internal Audit, Financial Reporting and Accounting, Compliance, Quality, as well as the Business Practices Officers, report on a regular basis to the Audit and Compliance Committee.

        The Audit and Compliance Committee reviews financial reporting processes on behalf of the Board of Directors. For each quarterly and annual release of financial information, the Disclosure Review Committee reviews the release for accuracy and completeness of disclosures. The Disclosure Review Committee is chaired by the Chief Financial Officer and is attended by the Group General Counsel, the Heads of the Divisions, the Heads of Finance of the Divisions and the Heads of the following Corporate Functions: Treasury, Financial Reporting and Accounting, Internal Audit and Investor Relations. Decisions made by the Disclosure Review Committee are reviewed by the Audit and Compliance Committee before publication of the quarterly and annual releases.

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

Novartis Management Information System

        Novartis produces comprehensive consolidated financial statements on a monthly basis for the total Group and its divisions. These are typically available within ten days of the end of the month and include the following:

  –
  consolidated income statement of the month, quarter-to-date and year-to-date in accordance with International Financial Reporting Standards (IFRS), as well as adjustments to arrive at Core results as defined by Novartis. The IFRS and Core figures are compared to the prior year period and targets in both USD and on a constant currency basis;

  –
  consolidated balance sheet as of the month end in accordance with IFRS in USD;

  –
  consolidated cash flow on a monthly, quarter-to-date and year-to-date basis in accordance with IFRS in USD; and

  –
  supplementary data on a monthly, quarterly and year-to-date basis such as free cash flow and gross and net liquidity, headcount, personnel costs, working capital, earnings per share and economic value added as defined by Novartis and on a USD basis where applicable.

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

        In the middle of the year, the Board also reviews and approves the Strategic Plan for the next five years and the consolidated income statement in USD in accordance with IFRS and Core (as defined by Novartis) contained in the Plan.

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

Relations with Shareholders

        Communication with shareholders allows the shareholders to be better informed on Novartis' strategy, business operations and governance, and the Board to learn about expectations and concerns of the shareholders and to address these.

        The CEO, with the investor relations team and supported by the Chairman, is responsible for ensuring effective communication with shareholders.

        Novartis communicates with its shareholders through the Annual General Meeting, meetings with groups of shareholders or with individual shareholders, and through written or electronic communication with shareholders.

        At the Annual General Meeting the Chairman and the Vice-Chairman, the members of the Executive Committee and representatives of the external auditors are present and can answer questions of shareholders. Meetings with shareholders may be attended by the Chairman, CEO, CFO, members of the Executive Committee and other members of senior management.

        Topics discussed with shareholders include strategy, business performance and corporate governance.

OUR MANAGEMENT

Composition of the Executive Committee

        The Executive Committee is headed by the Chief Executive Officer. The members of the Executive Committee are appointed by the Board of Directors. The Chairman may appoint or remove non-voting Permanent Attendees to attend the meetings of the Executive Committee. As of December 31, 2012, there was 1 Permanent Attendee attending meetings of the Executive Committee.

        The organizational structure and the details of the responsibility of the Executive Committee are set forth in the Board Regulations (www.novartis.com/corporate-governance).

        The Board of Directors has not concluded any contracts with third parties to manage the business.

Role and Functioning of the Executive Committee

        The Board of Directors has delegated to the Executive Committee the coordination of the Group's business operations. This includes:

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

Contracts With Members of the Executive Committee

        In accordance with good corporate governance, employment contracts with members of the Executive Committee do not contain unusually long notice periods, change-of-control clauses (including no "golden parachutes", special provisions on the cancellation of contractual arrangements, agreements concerning special notice periods or long-term contracts exceeding 12 months, waivers of lock-up periods for options, shorter vesting periods, and no additional contributions to pension funds) or severance payments.

OUR INDEPENDENT EXTERNAL AUDITORS

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

        The Audit and Compliance Committee, acting on behalf of the Board of Directors, is responsible for overseeing the activities of PwC. During 2012, the Audit and Compliance Committee held 6 meetings. At each of these meetings, PwC was invited to attend during the discussion of agenda items that dealt with accounting, financial reporting or auditing matters and any other matters relevant for their audit.

        On an annual basis, PwC provides to the Audit and Compliance Committee the written disclosures required by Rule 3526, "Communications with Audit Committees Concerning Independence," of the Public Company Accounting Oversight Board (PCAOB), and the Audit and Compliance Committee and PwC discuss PwC's independence from Novartis and Novartis' management.

        The Audit and Compliance Committee recommended to the Board of Directors, and the Board of Directors approved, inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2012.

        The Audit and Compliance Committee, on a regular basis, evaluates the performance of PwC and, once yearly, based on a performance evaluation, determines whether PwC should be proposed to the Annual General Meeting for election. Also, once yearly, the auditor in charge and the global relationship partner report to the Board of Directors on the activities of PwC during the current year and on the audit plan for the coming year and answer any questions or concerns Board members might have on the performance of PwC, or on the work PwC has conducted or is planning to conduct.

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

Auditing and Additional Fees

        PwC charged the following fees for professional services rendered for the 12-month periods ended December 31, 2012 and December 31, 2011:

	2012	2011
	$ thousands	$ thousands
Audit Services	28,960	30,060
Audit-Related Services	2,300	2,480
Tax Services	500	1,550
Other Services	190	190

Total	31,950	34,280

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

Divisions

        The businesses of Novartis are divided on a worldwide basis into six operating divisions, Pharmaceuticals, Alcon (eye care), Vaccines and Diagnostics, Sandoz (generics), Over-the-Counter and Animal Health, and Corporate activities.

Majority Holdings in Publicly Traded Group Companies

        Novartis AG holds 76% of Novartis India Limited, with its registered office in Mumbai, India, and listed on the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA). The total market value of the 24% free float of Novartis India Limited was $92.6 million at December 31, 2012, using the quoted market share price at the year end. Applying this share price to all the shares of the company the market capitalization of the whole company was $392.5 million, and that of the shares owned by Novartis was $299.9 million.

Significant Minority Holdings in Publicly Traded Companies

Novartis AG holds

  –
  33.3% of the bearer shares of Roche Holding AG, with its registered office in Basel, Switzerland, and listed on the SIX Swiss Exchange (Valor No. 1203211, ISIN CH0012032113, symbol: RO). The market value of the Group's interest in Roche Holding AG, as of December 31, 2012, was $10.9 billion. The total market value of Roche Holding AG was $173.9 billion. Novartis does not exercise control over Roche Holding AG, which is independently governed, managed and operated.

  –
  24.9% of Idenix Pharmaceuticals, Inc., with its registered office in Delaware, USA, and listed on NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX). The total market value of the 75.1% free float of Idenix Pharmaceuticals, Inc. was $487.7 million at December 31, 2012, using the quoted market share price at the year end. Applying this share price to all the shares of the company the market capitalization of the whole company was $649.3 million and that of the shares owned by Novartis was $161.6 million. Novartis does not exercise control over Idenix Pharmaceuticals, Inc., which is independently governed, managed and operated.

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

For the year ended December 31, 2012 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	8,056	8,693	7,073	2,882	26,704
Canada and Latin America	554	2,875	5,626	1,254	10,309
Europe	10,994	22,405	19,421	6,608	59,428
Asia/Africa/Australasia	3,569	5,613	19,855	2,246	31,283

Total	23,173	39,586	51,975	12,990	127,724

For the year ended December 31, 2011 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	8,269	7,785	8,930	2,258	27,242
Canada and Latin America	537	2,713	5,541	1,146	9,937
Europe	11,203	20,384	19,532	6,434	57,553
Asia/Africa/Australasia	3,509	4,725	18,551	2,169	28,954

Total	23,518	35,607	52,554	12,007	123,686

For the year ended December 31, 2010 (full time equivalents)	Research & Development	Production & Supply	Marketing & Sales	General & Administration	Total
USA	7,995	7,186	9,942	2,464	27,587
Canada and Latin America	555	2,660	5,435	1,064	9,714
Europe	11,009	19,601	19,477	6,103	56,190
Asia/Africa/Australasia	2,849	4,193	17,083	1,802	25,927

Total	22,408	33,640	51,937	11,433	119,418

Movements in full time equivalents	2012	2011
Associates as of January 1	123,686	119,418
Separations	(5,708)	(4,572)
Retirements	(934)	(751)
Resignations	(10,273)	(8,297)
External hirings	20,269	17,049
Impact of major business combinations	684	839

Total associates as of December 31	127,724	123,686

        A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

        The aggregate amount of our shares owned by current non-executive Directors and the current members of our Executive Committee and Permanent Attendees (including persons closely linked to them) as of January 17, 2013 was 6,732,466 shares.

        The aggregate amount of Novartis share and ADS options, including other information regarding the options, held by current non-executive Directors and the current members of our Executive Committee and Permanent Attendees as of January 17, 2013 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1) (CHF)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas14 Options	1	57.45	0	February 3, 2014	9,559
Novas15 Options	1	57.45	0	February 3, 2015	34,127
Novas16 Options	1	71.30	0	February 5, 2016	101,446
Novas17 Options	1	72.85	0	February 3, 2017	898,530
Novas18 Options	1	64.05	0	January 10, 2018	273,708
Novas19 Options	1	53.65	0	January 18, 2019	643,140
Novas20 Options	1	55.85	0	January 17, 2020	982,610
Novas21 Options	1	54.70	0	January 19, 2021	141,396
Novas22 Options	1	54.20	0	January 19, 2022	0
Novas23 Options	1	61.70	0	January 17, 2023	0

Total Novartis Share Options					3,084,516

Novartis ADS Options Cycle VII	1	$36.31	0	February 4, 2013	0
Novartis ADS Options Cycle VIII	1	$46.09	0	February 3, 2014	0
Novartis ADS Options Cycle IX	1	$47.84	0	February 3, 2015	151,659
Novartis ADS Options Cycle X	1	$54.70	0	February 5, 2016	124,876
Novartis ADS Options Cycle XI	1	$58.38	0	February 3, 2017	170,933
Novartis ADS Options Cycle XII	1	$57.96	0	January 10, 2018	193,902
Novartis ADS Options Cycle XIII	1	$46.42	0	January 18, 2019	0
Novartis ADS Options Cycle XIV	1	$53.70	0	January 17, 2020	0
Novartis ADS Options Cycle XV	1	$57.07	0	January 19, 2021	0
Novartis ADS Options Cycle XVI	1	$58.33	0	January 19, 2022	50,764
Novartis ADS Options Cycle XVII	1	$66.07	0	January 17, 2023	0

Total Novartis ADS Options					692,134

(1)
Exercise price indicated is per share, and denominated in Swiss francs except where indicated.

        In addition, one Executive Committee member, Kevin Buehler, owns 605,877 other options, consisting of non tradable options and share settled appreciation rights, resulting from the conversion of Alcon equity into Novartis equity.

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

Item 7.    Major Shareholders and Related Party Transactions

7.A Major Shareholders

        Novartis shares are widely held. As of December 31, 2012, Novartis had approximately 161,000 shareholders listed in its share register, representing 75% of issued shares. Based on the Novartis AG share register and excluding treasury shares, approximately 42% of the shares registered by name were held in Switzerland and 46% were held in the US. Approximately 12% of the shares registered in the share register were held by individual investors, while 88% were held by legal entities, nominees and fiduciaries.

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.

        According to the share register, on December 31, 2012, no person or entity was registered as the owner of more than 5% of our shares. As of that date, excluding 4.09% of our share capital held by Novartis AG, together with Novartis affiliates, as treasury shares, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

  •
  Shareholders:    Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 4.0%; and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

  •
  Nominees:    JPMorgan Chase Bank, New York, NY (holding 11.4%); Nortrust Nominees, London, England (holding 3.3%); and The Bank of New York Mellon, New York, NY (holding 5.0%) through its nominees, Mellon Bank, Everett, MA (holding 3.3%) and The Bank of New York Mellon, Brussels, Belgium (1.7%); and

  •
  ADS depositary:    JPMorgan Chase Bank, New York, NY (holding 11.7%).

        According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.3% of the share capital of Novartis AG as of December 31, 2012.

        According to disclosure notifications filed with Novartis AG and SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2012:

  •
  Capital Group Companies, Inc., Los Angeles, CA; and

  •
  BlackRock, Inc., New York, NY

        As of December 31, 2012, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

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

  •
  Nominees:    JPMorgan Chase Bank, New York, NY (holding 10.9%); Nortrust Nominees, London (holding 3.2%); Mellon Bank, Everett, MA (holding 3%); and

  •
  ADS depositary:    JPMorgan Chase Bank, New York, NY (holding 11%).

        According to disclosure notifications filed with Novartis AG and SIX Swiss Exchange, Capital Group Companies, Inc., Los Angeles, CA held between 3% and 5% of the share capital of Novartis AG as of December 31, 2011.

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

  •
  Nominees:    JPMorgan Chase Bank, New York, NY (holding 10.7%); Mellon Bank, Everett, MA (holding 2.9%); Nortrust Nominees, London, England (holding 2.8%); and

  •
  ADS depositary:    JPMorgan Chase Bank, New York, NY (holding 9.6%).

        According to disclosure notifications filed with Novartis AG and SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2010:

  •
  Capital Group Companies, Inc., Los Angeles, CA

  •
  BlackRock, Inc., New York, NY

7.B Related Party Transactions

        See "Item 18. Financial Statements—note 27".

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

        The Board will propose a dividend of CHF 2.30 per share to the shareholders for approval at the Annual General Meeting to be held on February 22, 2013. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADSs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share." See also "Item 3. Key Information—3.D Risk Factors—The price of our ADSs and the US dollar value of any dividends may be negatively affected by fluctuations in the US dollar/Swiss franc exchange rate."

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

        At Novartis, it is our mission to discover, develop and successfully market innovative products to prevent and cure diseases, to ease suffering and to enhance the quality of life of all people, regardless of where they live. As part of that mission, and in connection with the sale of medicines and other healthcare products in Iran, a non-US affiliate within our Pharmaceuticals Division has entered into a non-binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran, dated October 18, 2010. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain Novartis Pharmaceuticals medicines by third-party distributors in Iran. These include fast-track registration, market exclusivity, end-user subsidies and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.

        To our knowledge, none of our sales of products in Iran during 2012 are required to be disclosed pursuant to ITRA Section 219, with the following possible exception: During 2012, non-US affiliates within our Vaccines and Diagnostics Division sold influenza vaccines and rabies vaccines to Medical Equipment and Pharmaceutical Holding Co. of Iran, which we understand is an affiliate of the Iranian Ministry of Health. Our gross sales of these influenza and rabies vaccines during 2012 were EUR 185,000 and EUR 1,362,500 respectively, and our net profits (gross sales minus cost of goods sold and commissions) from such sales were EUR 43,300 and EUR 397,501, respectively. We expect to continue to make sales of vaccines to this customer during 2013.

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

        The following share data was taken from SIX; the ADS data was taken from Bloomberg:

	Shares		ADSs
	High	Low	High	Low
	CHF per share		$ per ADS
Annual information for the past five years
2008	66.25	45.62	61.06	43.85
2009	56.90	39.64	56.16	33.96
2010	60.25	50.55	59.77	43.78
2011	55.80	39.99	64.52	51.65
2012	59.00	48.80	63.96	51.48
Quarterly information for the past two years
2012
First Quarter	54.70	49.00	58.33	53.31
Second Quarter	52.90	48.80	56.38	51.48
Third Quarter	58.75	53.35	61.51	55.23
Fourth Quarter	59.00	55.45	63.96	58.97
2011
First Quarter	55.80	48.10	59.24	52.75
Second Quarter	55.00	48.62	64.52	54.23
Third Quarter	52.15	39.99	62.82	53.73
Fourth Quarter	53.70	47.80	58.86	51.65
Monthly information for most recent six months
August 2012	58.75	56.25	60.52	58.28
September 2012	57.65	55.60	61.51	58.53
October 2012	59.00	56.05	63.72	60.46
November 2012	57.65	55.45	62.05	58.97
December 2012	58.85	57.45	63.96	62.32
January 2013 (through January 17)	61.70	58.70	66.07	63.70
        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADS prices.

        The average daily volumes traded on the SIX (ON/OFF exchange) for the years 2012, 2011 and 2010 were 4,637,552, 7,036,042, and 6,216,952, respectively. These numbers are based on total annual turnover statistics supplied by the SIX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes traded in the US for the years 2012, 2011 and 2010 were 2,187,889, 3,492,488, and 3,515,307, respectively.

        The Depositary has informed us that as of January 17, 2013, there were 316,268,983 ADSs outstanding, each representing one Novartis share (approximately 12% of total Novartis shares issued). On January 17, 2013, the closing sales price per share on the SIX was CHF 61.70 and $66.07 per ADS on the NYSE.

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

        The Directors' terms of office shall be coordinated so that in each year approximately one-third of all the Directors are subject to re-election or election. Cumulative voting of shares is not permitted under Swiss law.

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

        (h)   See Items "10.B.3(b) Shareholder Rights" and "10.B.7 Change in Control".

10.B.4 Changes To Shareholder Rights

        Under the Swiss Code, we may not issue new shares without the prior approval of a capital increase by our shareholders. If a capital increase is approved, then our shareholders would generally have certain preemptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These preemptive rights could be modified in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes. In addition, see Item 10.B.3(b) with regard to the Board of Directors' ability to cancel the registration of shares under limited circumstances.

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

10.B.8 Disclosure of Shareholdings

        Under the Swiss Stock Exchange Act, holders of our voting shares acting alone or acting in concert with others are required to notify us and the SIX Swiss Exchange of the level of their holdings whenever such holdings reach or exceed, or in some cases, fall short of, certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of our registered share capital. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the competent Disclosure Office.

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

        As of January 1, 2013, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

Albania	France	Latvia	Singapore
Algeria	Germany	Lithuania	Slovak Republic
Armenia	Georgia	Luxembourg	Slovenia
Australia	Ghana	Macedonia	South Africa
Austria	Greece	Malaysia	Spain
Azerbaijan	Hong Kong	Malta	Sri Lanka
Bahrain	Hungary	Mexico	Sweden
Bangladesh	Iceland	Moldova	Taiwan
Belarus	India	Mongolia	Tajikistan
Belgium	Indonesia	Montenegro	Thailand
Bulgaria	Iran	Morocco	Trinidad and Tobago
Canada	Israel	Netherlands	Tunisia
Chile	Italy	New Zealand	Turkey
China	Ivory Coast	Norway	Ukraine
Colombia	Republic of Ireland	Pakistan	United Arab Emirates
Croatia	Jamaica	Philippines	United Kingdom
Czech Republic	Japan	Poland	United States of America
Denmark	Kazakhstan	Portugal	Uruguay
Ecuador	Republic of Korea	Quatar	Uzbekistan
Egypt	(South Korea)	Romania	Venezuela
Estonia	Kuwait	Russia	Vietnam
Finland	Kyrgyzstan	Serbia

        Tax treaty negotiations are under way, or have been concluded, with Argentina (treaty not yet in force but provisionally applicable as from January 1, 2001), Brazil, Costa Rica, Libya, North Korea, Oman, Peru, Saudi Arabia, Senegal, Syria, Turkmenistan, and Zimbabwe.

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

        For a non-corporate US Holder, the US dollar amount of any dividends paid to it prior to January 1, 2013 that constitute qualified dividend income generally will be taxable at a maximum rate of 15%. For tax years beginning after 2012, the top rate is 20% for taxpayers with incomes exceeding $400,000 ($450,000 for joint filing taxpayers) provided that the US Holder meets certain holding period and other requirements. In addition, the dividends could be subject to a 3.8% net investment income tax. This tax is applied against the lesser of the US Holder's net investment income or modified adjusted gross income over $200,000 ($250,000 for joint filing taxpayers). We currently believe that dividends paid with respect to our shares and ADSs will constitute qualified dividend income for US federal income tax purposes. However, the US Treasury and the US Internal Revenue Service ("IRS") have announced their intention to promulgate rules pursuant to which US Holders of shares and ADSs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders of shares or ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

        Sale or Other Taxable Disposition.    Upon a sale or other taxable disposition of shares or ADSs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder's tax basis (determined in US dollars) in the shares or ADSs. This capital gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares or ADSs exceeds one year. In the case of certain US Holders (including individuals), any long term capital gain generally will be subject to US federal income tax at preferential rates, which rates are subject to a maximum of 20% for taxpayers with incomes exceeding $400,000 ($450,000 for joint filing taxpayers) for gains recognized after January 1, 2013. In addition, the gains could be subject to a 3.8% investment income tax. This tax is applied against the lesser of the US Holder's net investment income or modified adjusted gross income over $200,000 ($250,000 for joint filing taxpayers). The deductibility of capital losses is subject to significant limitations under the Code. Deposits or withdrawals of our shares by US Holders in exchanges for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

        United States Information Reporting and Backup Withholding.    Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or other disposition of shares or ADSs received in the United States or through US-related financial intermediaries, may be subject to information reporting to the IRS and possible US backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting and backup withholding requirements. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide a properly-executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

        For information about the effects of currency fluctuations and how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Effects of Currency Fluctuations", "Item 5.A Operating Results—Currency Impact on Key Figures" and "Item 5.B Liquidity and Capital Resources".

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

Fees Payable By The Depositary To The Issuer

        Pursuant to an agreement effective as of May 11, 2012, JPMorgan, as depositary, has agreed to reimburse Novartis $1.0 million per quarter, a total of $4.0 million per contract year, for expenses incurred directly related to our ADS program (the "Program") which were incurred during the contract year, including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, ADS-related financial advertising and public relations, fees and expenses of JPMorgan as administrator of the ADS Direct Plan, reasonable accountants' fees in relation to our Form 20-F, maintenance and broker reimbursement expenses. Because our expenses related to these categories exceed $4.0 million (see, for example, the amount of our accountants' fees set forth at "Item 16C. Principal Accountant Fees and Services—Auditing and Additional Fees"), the $4.0 million cannot be deemed to have reimbursed us for any particular one or more of these expenses.

        JPMorgan has further agreed not to seek reimbursement of up to $50,000 of out-of-pocket expenses incurred annually in providing such administrative services.

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

        (b)   Report of Novartis Management on Internal Control Over Financial Reporting:    Novartis' Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control system was designed to provide reasonable assurance to the Group's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

        Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment management concluded that, as of December 31, 2012, Group's internal control over financial reporting is effective based on those criteria.

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

Item 16C.    Principal Accountant Fees and Services

        Refer to "Item 6. Directors, Senior Management and Employees—Item 6.C Board Practices—The Independent External Auditors."

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchaser

2012	Total Number of Shares Purchased(1) (a)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) (c)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $(3) (e)
				(CHF millions)	($ millions)
Jan. 1-31	1,266,340	57.38		7,621	8,322
Feb. 1-29	423,757	56.49		7,621	8,510
Mar. 1-31	241,205	54.68		7,621	8,448
Apr. 1-30	139,295	55.30		7,621	8,410
May 1-31	3,369,524	52.04		7,621	7,861
Jun. 1-31	1,851,876	52.10		7,621	7,980
Jul. 1-31	434,763	56.44		7,621	7,784
Aug. 1-31	306,345	59.30		7,621	7,936
Sep. 1-30	175,615	60.09		7,621	8,137
Oct. 1-31	203,560	62.36		7,621	8,184
Nov. 1-30	60,526	60.21		7,621	8,237
Dec. 1-31	171,265	63.02		7,621	8,328

Total	8,644,071	54.34

(1)
Column (a) shows shares we purchased as part of our sixth share repurchase program plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 6. Directors, Senior Management and Employees—6.B Compensation—Compensation for Novartis Associates."

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

Item 16F.   Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        Novartis ADSs are listed on the NYSE. Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NYSE in that our shareholders do not receive written reports from committees of the Board of Directors. Also, our external auditors are appointed by our shareholders at the Annual General Meeting, as opposed to being appointed by the Audit and Compliance Committee. In addition, while our shareholders cannot vote on all equity compensation plans, they are entitled to hold a consultative vote on the compensation system of Novartis. The vote takes place before every significant change to the compensation system, but at least every third Annual General Meeting. Our Board of Directors has set up a separate Risk Committee that is responsible for risk oversight, as opposed to delegating this responsibility to the Audit and Compliance Committee. The Chairman of the Board of Directors and the Audit and Compliance Committee share responsibility for and authority to supervise the internal audit function. The full Board of Directors has responsibility for setting the objectives relevant to the compensation of the Chief Executive Officer, and for the evaluation of the performance of the Chief Executive Officer.

Part III

Item 17.    Financial Statements

        See "Item 18. Financial Statements."

Item 18.    Financial Statements

        The following financial statements are filed as part of this annual report on Form 20-F.

Item 19.    Exhibits

1.1	Articles of Incorporation, as amended February 23, 2012 (English translation).
1.2
Regulations of the Board and Committee Charters of Novartis AG, as amended December 14, 2011 (incorporated by reference to Exhibit 1.2 to the Form 20-F for the year ended December 31, 2011 as filed with the SEC on January 25, 2012).
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
14.1
Consent of PricewaterhouseCoopers AG to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statement on Form F-3ASR filed on March 5, 2009 (File No. 333-157707), on Form F-3 filed on May 11, 2001 (File No. 333-60712), on Form F-3 filed on January 31, 2002 (File No. 333-81862), on Form F-4 filed on December 23, 2010 (File No. 333-171381), on Form S-8 filed on October 1, 2004 (File No. 333-119475), on Form S-8 filed on September 5, 2006 (File No. 333-137112), on Form S-8 filed on October 29, 2009 (File No. 333-162727), on Form S-8 filed on January 18, 2011 (File No. 333-171739), on Form S-8 filed on April 8, 2011 (File No. 333-173382) and on Form F-3 filed on September 21, 2012 (File No. 333-183955).

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

Date: January 23, 2013

NOVARTIS GROUP

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Novartis AG, Basel

        We have completed integrated audits of Novartis AG and its consolidated subsidiaries (Novartis Group) consolidated financial statements and of Novartis Groups' internal control over financial reporting as of December 31, 2012. Our opinions, based on our integrated audits, are presented below.

Consolidated financial statements

        We have audited the accompanying consolidated financial statements of the Novartis Group as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012 (comprising consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated balance sheets, consolidated cash flow statements and notes) as set out on pages F-4 through F-106 in this Form 20-F.

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

        In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal control over financial reporting

        We have also audited the effectiveness of the Novartis Group's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novartis' Board of Directors and management of the Group are responsible for maintaining effective internal control over financial reporting and management is responsible for the assessment of the effectiveness of internal control over financial reporting included in the accompanying "Report of Novartis Management on Internal Control Over Financial Reporting" appearing under Item 15(b). Our responsibility is to express an opinion on the Novartis Group's internal control over financial reporting based on our integrated audit.

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

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

PricewaterhouseCoopers AG
/s/ PETER M. KARTSCHER Peter M. Kartscher Audit expert Auditor in charge	/s/ MICHAEL P. NELLIGAN Michael P. Nelligan Global relationship partner
Basel, January 22, 2013

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

(For the years ended December 31, 2012, 2011 and 2010)

	Note	2012	2011	2010
		$ m	$ m	$ m
Net sales	3	56,673	58,566	50,624
Other revenues		888	809	937
Cost of goods sold		(18,756)	(18,983)	(14,488)

Gross profit		38,805	40,392	37,073
Marketing & Sales		(14,353)	(15,079)	(13,316)
Research & Development		(9,332)	(9,583)	(9,070)
General & Administration		(2,937)	(2,970)	(2,481)
Other income		1,187	1,354	1,234
Other expense		(1,859)	(3,116)	(1,914)

Operating income	3	11,511	10,998	11,526
Income from associated companies	4	552	528	804
Interest expense	5	(724)	(751)	(692)
Other financial income and expense	5	(96)	(2)	64

Income before taxes		11,243	10,773	11,702
Taxes	6	(1,625)	(1,528)	(1,733)

Net income		9,618	9,245	9,969

Attributable to:
Shareholders of Novartis AG		9,505	9,113	9,794
Non-controlling interests		113	132	175
Basic earnings per share ($)	7	3.93	3.83	4.28
Diluted earnings per share ($)	7	3.89	3.78	4.26

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(For the years ended December 31, 2012, 2011 and 2010)

	Note	2012	2011	2010
		$ m	$ m	$ m
Net income		9,618	9,245	9,969
Fair value adjustments on financial instruments, net of taxes	8.1	116	21	(33)
Actuarial losses from defined benefit plans, net of taxes	8.2	(1,811)	(1,421)	(685)
Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	8.3	(107)	1	(94)
Currency translation effects	8.4	808	(559)	554

Total comprehensive income		8,624	7,287	9,711

Attributable to:
Shareholders of Novartis AG		8,512	7,171	9,524
Non-controlling interests		112	116	187

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(For the years ended December 31, 2012, 2011 and 2010)

	Note	Share capital	Treasury shares	Share premium	Retained earnings	Total value adjustments	Total reserves	Non- controlling interests	Total equity
		$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Total equity at January 1, 2010		957	(132)	198	55,096	1,268	56,562	75	57,462

Net income					9,794		9,794	175	9,969
Other comprehensive income	8				(94)	(176)	(270)	12	(258)

Total comprehensive income					9,700	(176)	9,524	187	9,711

Dividends	9.1				(4,486)		(4,486)		(4,486)
Sale of treasury shares, net	9.2		4		338		338		342
Equity-based compensation	9.4		3		596		596		599
Impact of change of ownership of Alcon, Inc.	9.8				(74)		(74)		(74)
Excess of consideration exchanged for acquiring non-controlling interest compared to the recorded amounts	9.6				(96)		(96)		(96)
Changes in non-controlling interests	9.5							6,311	6,311

Total of other equity movements			7		(3,722)		(3,722)	6,311	2,596

Total equity at December 31, 2010		957	(125)	198	61,074	1,092	62,364	6,573	69,769

Net income					9,113		9,113	132	9,245
Other comprehensive income	8				1	(1,943)	(1,942)	(16)	(1,958)

Total comprehensive income					9,114	(1,943)	7,171	116	7,287

Dividends	9.1				(5,368)		(5,368)		(5,368)
Purchase of treasury shares, net	9.2		(31)		(3,429)		(3,429)		(3,460)
Equity-based compensation	9.4		4		802		802		806
Excess of consideration exchanged for acquiring non-controlling interest compared to the recorded amounts	9.6				(5,664)		(5,664)		(5,664)
Changes in non-controlling interests	9.5							(6,593)	(6,593)
Fair value of Novartis shares used to acquire outstanding non-controlling interests in Alcon, Inc.	9.7	59	31		9,073		9,073		9,163

Total of other equity movements		59	4		(4,586)		(4,586)	(6,593)	(11,116)

Total equity at December 31, 2011		1,016	(121)	198	65,602	(851)	64,949	96	65,940

Net income					9,505		9,505	113	9,618
Other comprehensive income	8				(107)	(886)	(993)	(1)	(994)

Total comprehensive income					9,398	(886)	8,512	112	8,624

Dividends	9.1				(6,030)		(6,030)		(6,030)
Sale of treasury shares, net	9.2		2		(91)		(91)		(89)
Reduction of share capital	9.3	(15)	21		(6)		(6)
Equity-based compensation	9.4		6		850		850		856
Changes in non-controlling interests	9.5							(82)	(82)

Total of other equity movements		(15)	29		(5,277)		(5,277)	(82)	(5,345)

Total equity at December 31, 2012		1,001	(92)	198	69,723	(1,737)	68,184	126	69,219

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(At December 31, 2012 and 2011)

	Note	2012	2011
		$ m	$ m
Assets
Non-current assets
Property, plant & equipment	10	16,939	15,627
Goodwill	11	31,090	29,943
Intangible assets other than goodwill	11	30,331	31,969
Investments in associated companies	4	8,840	8,622
Deferred tax assets	12	7,390	5,857
Financial assets	13	1,117	938
Other non-current assets	13	505	456

Total non-current assets		96,212	93,412

Current assets
Inventories	14	6,744	5,930
Trade receivables	15	10,051	10,323
Marketable securities and derivative financial instruments	16	2,567	1,366
Cash and cash equivalents	16	5,552	3,709
Other current assets	17	3,090	2,756

Total current assets		28,004	24,084

Total assets		124,216	117,496

Equity and liabilities
Equity
Share capital	18	1,001	1,016
Treasury shares	18	(92)	(121)
Reserves		68,184	64,949

Issued share capital and reserves attributable to Novartis AG shareholders		69,093	65,844
Non-controlling interests		126	96

Total equity		69,219	65,940

Liabilities
Non-current liabilities
Financial debt	19	13,781	13,855
Deferred tax liabilities	12	7,286	6,761
Provisions and other non-current liabilities	20	9,879	7,792

Total non-current liabilities		30,946	28,408

Current liabilities
Trade payables		5,593	4,989
Financial debt and derivative financial instruments	21	5,945	6,374
Current income tax liabilities		2,070	1,706
Provisions and other current liabilities	22	10,443	10,079

Total current liabilities		24,051	23,148

Total liabilities		54,997	51,556

Total equity and liabilities		124,216	117,496

The accompanying notes form an integral part of the consolidated financial statements.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED CASH FLOW STATEMENTS

(For the years ended December 31, 2012, 2011 and 2010)

	Note	2012	2011	2010
		$ m	$ m	$ m
Net income		9,618	9,245	9,969
Reversal of non-cash items	23.1	7,838	9,300	6,162
Dividends received from associated companies and others		426	404	571
Interest received		49	66	170
Interest paid		(594)	(640)	(525)
Other financial receipts		214
Other financial payments		(22)	(47)	(145)
Taxes paid		(2,022)	(2,435)	(2,616)

Cash flows before working capital and provision changes		15,507	15,893	13,586
Restructuring payments and other cash payments from provisions		(1,173)	(1,471)	(1,281)
Change in net current assets and other operating cash flow items	23.2	(140)	(113)	1,762

Cash flows from operating activities		14,194	14,309	14,067

Purchase of property, plant & equipment		(2,698)	(2,167)	(1,678)
Proceeds from sales of property, plant & equipment		92	61	36
Purchase of intangible assets		(370)	(220)	(554)
Proceeds from sales of intangible assets		163	643	545
Purchase of financial assets		(180)	(139)	(124)
Proceeds from sales of financial assets		221	59	66
Purchase of other non-current assets		(57)	(48)	(15)
Proceeds from sales of other non-current assets		18	5	3
Acquisitions of interests in associated companies			(12)
Acquisitions and divestments of businesses	23.3	(1,741)	(569)	(26,666)
Purchase of marketable securities		(1,639)	(1,750)	(40,569)
Proceeds from sales of marketable securities		516	3,345	53,200

Cash flows used in investing activities		(5,675)	(792)	(15,756)

Acquisition of treasury shares		(505)	(3,628)	(311)
Disposal of treasury shares		414	159	711
Increase in non-current financial debt		1,979	281	5,674
Repayment of non-current financial debt		(704)	(28)	(5)
Change in current financial debt		(1,737)	(3,054)	2,610
Proceeds from issuance of share capital to third parties			4	19
Acquisition of non-controlling interests		(6)	(3,187)	(32)
Dividends paid to non-controlling interests and other financing cash flows		(86)	(203)	(64)
Dividends paid to shareholders of Novartis AG		(6,030)	(5,368)	(4,486)

Cash flows used in financing activities		(6,675)	(15,024)	4,116

Net effect of currency translation on cash and cash equivalents		(1)	(103)	(2)

Net change in cash and cash equivalents		1,843	(1,610)	2,425
Cash and cash equivalents at January 1		3,709	5,319	2,894

Cash and cash equivalents at December 31		5,552	3,709	5,319

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS

1.     Significant Accounting Policies

        The Novartis Group (Group or Novartis) is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. It is headquartered in Basel, Switzerland.

        The consolidated financial statements of the Group comply with the International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board (IASB). They are prepared in accordance with the historical cost convention except for items that are required to be accounted for at fair value.

        The Group's financial year end is December 31 which is also the annual closing date of the individual entity financial statements incorporated into the Group's consolidated financial statements.

        The preparation of financial statements requires management to make estimates and other judgments either at the balance sheet date or during the year that affect the reported amounts of assets and liabilities (including any contingent amounts) as well as of revenues and expenses. Actual outcomes could differ from those estimates.

        Listed below are accounting policies of significance to Novartis or, in cases where IFRS provides alternatives, the option adopted by Novartis.

Scope of Consolidation

        The consolidated financial statements include all entities that Novartis AG, Basel, Switzerland directly or indirectly controls (generally as a result of owning more than 50% of the entity's voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from their activities. Consolidated entities are also referred to as "subsidiaries".

        Where Novartis does not fully own a subsidiary it has elected to value any remaining outstanding non-controlling interest at the time of acquiring control of the subsidiary at its proportionate share of the fair value of the net identified assets.

        Investments in associated companies (generally defined as investments in entities in which Novartis holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method.

Foreign Currencies

        The consolidated financial statements of Novartis are presented in US dollars ($). The functional currency of subsidiaries is generally the local currency of the respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is $ instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in these currencies.

        For subsidiaries not operating in hyperinflationary economies, the subsidiary's results, financial position and cash flows that do not have $ as their functional currency are translated into $ using the following exchange rates:

  –
  income, expense and cash flows using for each month the average exchange rate with the $ values for each month being aggregated during the year.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

  –
  balance sheets using year-end exchange rates.

  –
  the resulting exchange rate differences are recognized in other comprehensive income.

        The only hyperinflationary economy applicable to Novartis is Venezuela. The financial statements of the major subsidiaries in this country are first adjusted for the effect of inflation and then translated into $ at the year-end exchange rate with any gain or loss on the net monetary position recorded in the related functional lines in the consolidated income statement.

Acquisition of Assets

        Acquired assets are initially recognized on the balance sheet at cost if they meet the criteria for capitalization. If acquired as part of a business combination the fair value of identified assets represents the cost for these assets. If separately acquired the cost of the asset includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment when it is no longer used are included in their cost.

Property, Plant and Equipment

        Property, plant and equipment are depreciated on a straight-line basis in the consolidated income statement over their estimated useful lives. Leasehold land is depreciated over the period of its lease whereas freehold land is not depreciated. Property, plant and equipment is assessed for impairment whenever there is an indication that its balance sheet carrying amount may not be recoverable. The related depreciation expense is included in the costs of the functions using the asset.

Useful life
Buildings	20 to 40 years
Machinery and other equipment
Machinery and equipment	7 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

        Government grants obtained for construction activities, including any related equipment, are deducted from the gross acquisition cost to arrive at the balance sheet carrying value of the related assets.

Goodwill and Intangible Assets

Goodwill

        Goodwill arises in a business combination and is the excess of the consideration transferred to acquire a business over the underlying fair value of the net identified assets acquired. It is allocated to cash generating units (CGUs) which are usually represented by the reported segments. For Consumer Health each division is a separate CGU. Goodwill is tested for impairment annually at the CGU level and any impairment charges are recorded under "Other Expense" in the consolidated income statement.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

Intangible Assets Available for Use

        Novartis has the following classes of available-for-use intangible assets other than goodwill: Currently marketed products; Marketing know-how; Technologies; Other intangible assets (including computer software) and the Alcon brand name.

        Currently marketed products represent the composite value of acquired intellectual property, patents, and distribution rights and product trade names.

        Marketing know-how represents the value attributable to the expertise acquired for marketing and distributing Alcon surgical equipment.

        Technologies represent identified and separable acquired know-how used in the research, development and production processes.

        Significant investments in internally developed and acquired computer software are capitalized and included in the "Other" category and amortized once available for use.

        The Alcon brand name is shown separately as it is the only Novartis intangible asset that is available for use with an indefinite useful life. Novartis considers that it is appropriate that the Alcon brand name has an indefinite life since Alcon has a history of strong revenue and cash flow performance, and Novartis has the intent and ability to support the brand with spending to maintain its value for the foreseeable future.

        Except for the Alcon brand name, intangible assets available for use are amortized over their estimated useful lives on a straight-line basis and tested for impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The Alcon brand name is not amortized, but tested for impairment annually.

        The following table shows the respective useful lives for available for use intangible assets and the location in the consolidated income statement in which the amortization and any potential impairment charge is recognized:

	Useful life	Income statement location for amortization and impairment charges
Currently marketed products	5 to 20 years	"Cost of goods sold"
Marketing-know how	25 years	"Cost of goods sold"
Technologies	10 to 30 years	"Cost of goods sold" or "Research and Development"
Other (including computer software)	3 to 5 years	In the respective functional expense
Alcon brand name	not amortized, indefinite useful life	Not applicable

Intangible Assets Not Yet Available for Use

        Acquired research and development intangible assets, which are still under development and have accordingly not yet obtained marketing approval, are recognized as In-Process Research & Development (IPR&D). IPR&D assets are only capitalized if they are deemed to enhance the intellectual property of

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

Novartis and include items such as initial upfront and milestone payments on licensed or acquired compounds.

        IPR&D is not amortized, but tested for impairment on an annual basis or when facts and circumstances warrant an impairment test. Any impairment charge is recorded in the consolidated income statement under "Research & Development". Once a project included in IPR&D has been successfully developed it is transferred to the "Currently marketed product" category mentioned above.

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

        An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs to sell and its value in use. Usually, Novartis adopts the fair value less costs to sell method for its impairment tests. In most cases no directly observable market inputs are available to measure the fair value less cost to sell, therefore an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method is applied, net present value techniques are utilized using pre-tax cash flows and discount rates.

        Fair value reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGU, and for this purpose management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.

        The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Group's activities with regard to:

  –
  the amount and timing of projected future cash flows;

  –
  the outcome of R&D activities (compound efficacy, results of clinical trials, etc.);

  –
  the amount and timing of projected costs to develop IPR&D into commercially viable products;

  –
  the probability of obtaining regulatory approval;

  –
  long-term sales forecasts for periods of up to 25 years;

  –
  sales erosion rates after the end of patent protection and timing of the entry of generic competition;

  –
  the closing of facilities and changes in the planned use of property, plant and equipment;

  –
  the selected tax rate;

  –
  the behavior of competitors (launch of competing products, marketing initiatives, etc.); and

  –
  the selected discount rate.

        Generally, for intangible assets and property, plant and equipment with a definite useful life Novartis uses cash flow projections for the whole useful life of these assets, and for goodwill and the Alcon brand name, Novartis utilizes cash flow projections for a five-year period based on management forecasts, with a terminal value based on sales projections usually in line with or lower than inflation rates for later periods. Probability-weighted scenarios are typically used.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

        Discount rates used are based on the Group's estimated weighted average cost of capital adjusted for specific country and currency risks associated with cash flow projections as an approximation of the weighted average cost of capital of a comparable market participant.

        Due to the above factors, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

Impairment of Associated Companies

        Novartis considers investments in associated companies for impairment testing whenever there is a quoted share price and when this has a fair value less than the per share balance sheet carrying value for the investment. For unquoted investments in associated companies recent financial information is taken into account to assess whether impairment testing is necessary.

        If the recoverable amount of the investment is estimated to be lower than the balance sheet carrying amount an impairment charge is recognized for the difference in the consolidated income statement under "Income from associated companies".

Cash and Cash Equivalents, Marketable Securities, Derivative Financial Instruments and Non-Current Financial Assets

        Cash and cash equivalents include highly liquid investments with original maturities of three months or less which are readily convertible to known amounts of cash. Bank overdrafts are usually presented within "Current financial debt" on the consolidated balance sheet except in cases where a right of offset has been agreed with a bank which then allows for presentation on a net basis.

        The Group defines "marketable securities" as those financial items which are managed by the Group's Corporate Treasury activity and consist principally of quoted equity and quoted debt securities as well as fund investments which are principally traded in liquid markets. Certain financial assets are managed independently of Corporate Treasury and these typically are held for long-term strategic purposes and are therefore classified as non-current financial assets. They include equity securities and fund investments.

        Financial assets are initially recorded at fair value on their trade date. Quoted securities are re-measured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. These include the use of data from the most recent arm's length relevant transactions, such as new financing rounds or partial disposals; reference to other instruments that are substantially the same; a discounted cash flow analysis; and other pricing models that make maximum use of observable market data.

        The Group has classified all its equity and quoted debt securities as well as fund investments as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. Unrealized gains, except exchange gains related to quoted debt instruments, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the financial asset is sold at which time the gain is transferred either to "Other financial income and expense" for the marketable securities managed by the Group's Corporate Treasury activity or to "Other income" in the consolidated income statement for all other equity securities

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

and fund investments. Exchange gains related to quoted debt instruments are immediately recognized in the consolidated income statement under "Other financial income and expense".

        A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment. Impairments on equity securities, quoted debt securities and fund investment and exchange rate gains and losses on quoted debt securities in a foreign currency which are managed by the Group's Corporate Treasury activity are immediately recorded in "Other financial income and expense" and impairments for all other equity securities and other fund investments in "Other expense" or "Other income" in the consolidated income statement.

        Other non-current financial assets including loans are carried at either amortized cost which reflects the time value of money or cost adjusted for any accrued interest, less any allowances for uncollectable amounts. Impairments and exchange rate gains and losses on other non-current financial assets including loans as well as interest income using the effective interest rate method are immediately recorded in "Other income" or "Other expense" in the consolidated income statement.

        Derivative financial instruments are initially recognized in the balance sheet at fair value and are re-measured to their current fair value at the end of each subsequent reporting period.

        The Group utilizes derivative financial instruments for the purpose of hedging to reduce the volatility in the Group's performance due to the exposure to various types of business risks which the Group may face. The Group, therefore, enters into certain derivative financial instruments, which provide effective economic hedges under the Group's policies. The risk reduction is obtained because the derivative's value or cash flows are expected, wholly or partly, to move inversely to the hedged item and, therefore, offset changes in the value or cash flows of the hedged item. The Group's overall hedging strategy is aiming to mitigate the currency and interest exposure risk of positions which are contractually agreed and to partially hedge the exposure risk of selected anticipated transactions. However, the Group generally does not hedge the translation risk related to its foreign investments.

        Not all of the financial impact of derivative financial instruments can be matched with the financial impact of the economically hedged item. A pre-requisite for obtaining this accounting hedge relationship is extensive documentation on inception and proving on a regular basis that the economic hedge is effective for accounting purposes. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in "Other financial income and expense" in the consolidated income statement.

Inventories

        Inventory is valued at acquisition or production cost determined on a first-in first-out basis, and this value is used for the "Cost of goods sold" in the consolidated income statement. Unsalable inventory is fully written off in the consolidated income statement under "Cost of goods sold".

Trade Receivables

        Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, chargebacks and cash discounts.

        Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred and represent the difference between the trade receivable's carrying amount in

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

the consolidated balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy or financial reorganization or default/delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Charges for doubtful trade receivables are recognized in the consolidated income statement within "Marketing & Sales" expenses.

Legal and Environmental Liabilities

        Subsidiaries are subject to contingencies arising in the ordinary course of business such as patent litigation, environmental remediation liabilities and other product-related litigations, commercial litigations, proceedings and governmental investigations. Provisions are made where a reliable estimate can be made of the probable outcome of legal or other disputes including related fees and expenses against the subsidiary. Novartis believes that its total provisions are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations or cash flows in a given period.

Contingent Consideration

        In a business combination it is necessary to recognize contingent future payments to previous owners representing contractually defined potential amounts as a liability. Usually for Novartis these are linked to milestone or royalty payments related to intangible assets and are recognized as a financial liability at their fair value which is then re-measured at each subsequent reporting date. These usually depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment and if material, appropriately discounted to reflect the impact of time. Changes in the fair value of contingent payments in subsequent periods are recognized in the consolidated income statement. The effect of unwinding the discount over time is recognized in "Interest expense" in the consolidated income statement. When Novartis acquires assets subject to contingent payments outside of a business combination such contingent payments are only recognized when they become unconditional when they are included in the cost of the related assets.

Defined Benefit Pension Plans and Other Post-Employment Benefits

        The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The service cost for such post-employment benefit plans is included in the personnel expenses of the various functions where the associates are employed, while the expected return on plan assets and interest expense are recognized as "Other income" or "Other expense".

        The effects of changes in actuarial assumptions and experience adjustments on the value of plan assets and liabilities of defined benefit plans are immediately recognized in the consolidated balance sheet with a corresponding movement in the consolidated statement of comprehensive income.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

Treasury Shares

        Treasury shares are deducted from consolidated equity at their nominal value of CHF 0.50 per share. Differences between this amount and the transaction price on purchases or sales of treasury shares with third parties or the value of services received for the shares allocated to associates as part of share-based compensation arrangements are recorded in "Retained earnings" in the consolidated statement of changes in equity.

Revenue Recognition

Revenue

        Revenue is recognized on the sale of Novartis Group products and services and recorded as "Net sales" in the consolidated income statement when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is determinable and collectability is reasonably assured. Where contracts contain customer acceptance provisions, sales are recognized upon the satisfaction of acceptance criteria which for surgical equipment is when title and risk and rewards are transferred after installation and any required training has been completed. If products are stockpiled at the request of the customer, revenue is only recognized once the products have been inspected and accepted by the customer and there is no right of return or replenishment on product expiry and cost of storage will be paid by the customer on normal commercial terms.

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

        Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is historical experience of Novartis agreeing to customer returns or Novartis can otherwise reasonably estimate expected future returns, Novartis records a provision for estimated sales returns. In doing so it applies the estimated rate of return, determined based on historical experience of customer returns or considering any other relevant factors, to the amounts invoiced also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired.

        Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these sales deductions.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

Other Revenue

        Royalty income is reported under "Other revenue" in the consolidated income statement and recognized on an accruals basis in accordance with the substance of the relevant agreements.

Research & Development

        Internal Research & Development (R&D) costs are fully charged to "Research & Development" in the consolidated income statement in the period in which they are incurred. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland or Japan.

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

        Payments made to third parties in order to in-license or acquire intellectual property rights, compounds and products (IPR&D), including initial upfront and subsequent milestone payments, are capitalized as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue to perform R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. By contrast, such additional payments will be capitalized if they are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.

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

        IPR&D assets are transferred to "Currently marketed products" once the related project has been successfully developed and are amortized in the consolidated income statement over their useful life. Other acquired technologies included in intangible assets are amortized in the consolidated income statement over their estimated useful lives.

        Inventory produced ahead of regulatory approval is provisioned against and the charge is included in "Other expense" in the consolidated income statement as its ultimate use cannot be assured. If this

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

inventory can subsequently be sold the provision is released to "Other income" in the consolidated income statement either on approval by the appropriate regulatory authority or, exceptionally in Europe, on recommendation by the Committee for Medicinal Products for Human Use (CHMP) if approval is virtually certain.

Share-Based Compensation

        The fair value of Novartis shares, restricted shares, restricted share units (RSU) and American Depositary Shares (ADS) and related options granted to associates as compensation is recognized as an expense over the related vesting period. The expense recorded in the consolidated income statement is included in the personnel expenses of the various functions where the associates are employed. Assumptions are made concerning the forfeiture rate of not meeting the vesting conditions which are adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. If a participant leaves Novartis, for reasons other than retirement, disability or death, unvested shares ADSs, RSUs and share options are forfeited, unless determined otherwise by the Compensation Committee (for example, in connection with a reorganization or divestment).

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

Government Grants

        Grants from governments or similar organizations are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

        Government grants related to income are deferred and recognized in the consolidated income statement over the period necessary to match them with the related costs which they are intended to compensate.

        The accounting policy for property, plant and equipment describes the treatment of any related grants.

Restructuring Charges

        Charges to increase restructuring provisions are included in "Other expense" in the consolidated income statements. Corresponding releases are recorded in "Other income" in the consolidated income statement.

Taxes

        Taxes on income are provided in the same periods as the revenues and expenses to which they relate and include any interest and penalties incurred during the period. Deferred taxes are determined using

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the entity's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of a subsidiary's retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested.

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

Status of Adoption of Significant New or Amended IFRS Standards or Interpretations

        The following new or amended IFRS standards will, based on a Novartis analysis, be of significance to the Group, but have not yet been early adopted.

        In 2009, 2010 and 2011, IFRS 9 Financial Instruments was issued which will substantially change the classification and measurement of financial instruments, hedging requirements and the recognition of certain fair value changes in the consolidated financial statements. Currently, only new requirements on the classification and measurement for financial assets and financial liabilities have been issued. The mandatory effective date for requirements issued as part of IFRS 9 will be on or after January 1, 2015. Early application of the requirements is permitted although Novartis is still completing its evaluation of this standard and also has not yet decided on when to adopt.

        In 2011, IAS 19 revised on Employee Benefits was issued, for adoption by January 1, 2013. The principal impact for Novartis will be that the concepts of expected return on plan assets and interest expense on the defined benefit obligation as separate components of defined benefit cost will be replaced by a concept that interest will be calculated on the net surplus/deficit of the defined benefit obligation and the assets which fund the post-employment obligation, generally using an interest rate reflecting market yields of high quality corporate bonds in deep markets. If this concept had been adopted by Novartis in 2012, it is estimated that the principal effect in the Group's consolidated financial statements would be on operating income which would have been lower by approximately $310 million. Novartis, as required by the standard, will retrospectively adopt the standard on January 1, 2013 by restating its consolidated income statements for 2012.

        The following additional new standards will also be effective from January 1, 2013:

  –
  IFRS 10 Consolidated Financial Statements. This requires that Novartis will need to consolidate an investee based on control, i.e. when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

  –
  IFRS 11 Joint Arrangements. This will require that Novartis classifies joint arrangements as either joint operations, where assets, liabilities, revenues and expenses are accounted for proportionally in accordance with the agreement, or as joint ventures, which are accounted for under the equity method.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     Significant Accounting Policies (Continued)

  –
  IFRS 12 Disclosures of interests in other entities. This brings together the disclosure requirements that apply to subsidiaries, associated companies, joint ventures, structured entities and unconsolidated structured entities.

  –
  IFRS 13 Fair value measurement. This standard will introduce a fair value hierarchy, additional disclosures, a requirement for the fair value of liabilities to be based on the assumption that the liability will be transferred to another party and will remove the requirements to use bid and ask prices for actively quoted financial assets and liabilities.

        Novartis has concluded that on adoption on January 1, 2013 none of these new standards will have a significant impact on the Group's consolidated financial statements.

2.     Significant Transactions

        The following acquisitions, business combinations or other significant transactions occurred during 2012, 2011 and 2010. See notes 3 and 24 for further details of the impact of these transactions on the consolidated financial statements.

Significant Transaction in 2012

Sandoz—Acquisition of Fougera Pharmaceuticals, Inc.

        On July 20, 2012, Sandoz completed the acquisition of 100% of Fougera Pharmaceuticals, Inc., a specialty dermatology generics company based in Melville, New York, for $1.5 billion in cash. The acquisition of Fougera Pharmaceuticals, Inc. creates another strong global growth platform for Sandoz. Fougera has strong dermatology development and manufacturing expertise and employs approximately 700 people.

        The final purchase price allocation resulted in net identified assets of $0.6 billion (excluding acquired cash) and goodwill of $0.9 billion. Results of operations since the acquisition date were not material.

Significant Transactions in 2011

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

        On December 14, 2010, Novartis entered into a definitive agreement to merge Alcon into Novartis in consideration for Novartis shares and a Contingent Value Amount. The acquisition of the remaining outstanding non-controlling interests in Alcon were separate transactions following the previous acquisition of majority ownership in Alcon by Novartis in 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Transactions (Continued)

        On April 8, 2011 a Novartis Extraordinary General Meeting approved the merger of Alcon, Inc. with Novartis AG leading to the creation of the Alcon Division which became the fifth reported segment in Novartis' strategically diversified healthcare portfolio. The Extraordinary General Meeting also authorized the issuance of 108 million new shares. Alcon shareholders received 2.9228 Novartis shares (which included a dividend adjustment) and $8.20 in cash for each share of Alcon, resulting in a total consideration of $168.00 per share.

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

        Novartis reassessed the fair value of the initial 25% non-controlling interest in Alcon it acquired from Nestlé in 2008. In 2010, Novartis recognized a revaluation gain of $378 million on its initial 25% equity-method investment in Alcon upon acquiring a 52% controlling interest in the second-stage purchase from Nestlé on August 25, 2010. This gain was based on Novartis concluding that the fair value of that interest had a corresponding per-share value of $139. On this date the quoted market price of Alcon on the NYSE was $160. Novartis measured this revaluation gain based on the estimated current fair value of its investment in Alcon, with the assistance of outside specialist investment bank advisors. This valuation demonstrated that, as at August 25, 2010, the quoted price for Alcon was affected by an anticipated premium on Novartis' eventual purchase of the 23% not owned at that time. Novartis concluded that this "premium" should not be included in the valuation of the previously held equity interest.

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

        At December 31, 2010 Novartis recorded the outstanding non-controlling interests in Alcon at their proportionate share of identifiable net assets which amounted to $6.3 billion. After the acquisition of majority ownership in Alcon, Inc. on August 25, 2010, Alcon contributed in 2010 net sales $2.4 billion and operating income of $323 million to the 2010 consolidated income statement.

        During 2011, prior to the merger on April 8, 2011, 4.8% of the non-controlling interests in Alcon, Inc. were acquired for $2.4 billion. Completion of the acquisition of the outstanding 18.6% of Alcon Inc. on April 8, 2011 and subsequent merger, resulted in the issuance of Novartis shares with a fair value of $9.2 billion and a payment in cash of $0.5 billion to the Alcon, Inc. shareholders.

        The final purchase price allocation was completed in 2011 and resulted in a fair value of net identifiable assets of $27.0 billion and goodwill of $18.0 billion. The excess of the value exchanged for the non-controlling interests in Alcon Inc, in 2011 over its recorded value together with merger related transaction costs resulted in a reduction in the Novartis consolidated equity of $5.7 billion.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Transactions (Continued)

Pharmaceuticals—Acquisition of Genoptix, Inc.

        On March 7, 2011 Novartis completed the acquisition of 100% of Genoptix, Inc., a specialized laboratory providing personalized diagnostic services to United States community-based hematologists and oncologists for $458 million in cash. Genoptix employed approximately 500 people.

        The final purchase price allocation resulted in net identified assets of $237 million and goodwill of $221 million. Results of operations since the acquisition date in 2011 were not material.

Significant Transactions in 2010 (additional to the Alcon transaction described above)

Pharmaceuticals—Acquisition of Corthera

        On February 3, 2010 Novartis completed the 100% acquisition (announced on December 23, 2009) of the privately held US-based Corthera Inc., gaining worldwide rights to relaxin for the treatment of acute decompensated heart failure and assumed full responsibility for development and commercialization for a total purchase consideration of $327 million. This amount consists of an initial cash payment of $120 million and $207 million of deferred contingent consideration. The deferred contingent consideration initially recognized represented the net present value of the additional milestone payments due to Corthera's previous shareholders which they are eligible to receive contingent upon the achievement of specified development and commercialization milestones. The final purchase price allocation resulted in net identified assets of $309 million and goodwill of $18 million. Results of operations since the acquisition date were not material.

Sandoz—Acquisition of Oriel Therapeutics

        On June 1, 2010 Sandoz completed the 100% acquisition of the privately held US-based Oriel Therapeutics Inc., to broaden its portfolio of projects in the field of respiratory drugs for a total purchase consideration of $332 million. This amount consists of an initial cash payment of $74 million and $258 million of deferred contingent consideration. Oriel's previous shareholders are eligible to receive milestone payments, which are contingent upon the company achieving future development steps, regulatory approvals and market launches, and sales royalties. The total $258 million of deferred contingent consideration initially recognized represented the net present value of expected milestone and royalty payments. The final purchase price allocation, including the valuation of the contingent payment elements of the purchase price, resulted in net identified assets of $281 million and goodwill of $51 million. Results of operations since the acquisition date were not material.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     Significant Transactions (Continued)

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

3.     Segmentation of Key Figures 2012, 2011 and 2010

        Reporting segments are presented in a manner consistent with the internal reporting to the chief operating decision maker which is the Executive Committee of Novartis. It is responsible for allocating resources and assessing the performance of the reporting segments.

        The businesses of Novartis are divided operationally on a worldwide basis into five reporting segments: Pharmaceuticals, Alcon, Sandoz, Vaccines and Diagnostics and Consumer Health. In addition, we separately report Corporate activities. Following the full acquisition of Alcon, Inc., on April 8, 2011 a new divisional segment allocation was introduced. As a result, the Alcon Division includes CIBA Vision and certain Pharmaceuticals Division ophthalmology products. Falcon, the US generics business of Alcon, Inc. was transferred to the Sandoz Division. Certain residual operational costs incurred for the Consumer Health Division headquarters were transferred to Corporate and Corporate R&D was transferred to the Pharmaceuticals Division. All segment results for 2010, 2011 and 2012 use this new allocation. Except for Consumer Health, these segments reflect the Group's internal management structures. These segments are managed separately, including the two divisions of the Consumer Health segment, because they research, develop, manufacture, distribute, and sell distinct products which require differing marketing strategies. In the case of Consumer Health, the segment comprises two divisions which are also managed separately, however, neither of these two divisions is material enough to the Group to be disclosed separately as a reporting segment. The reporting segments are as follows:

Reporting Segments

        Pharmaceuticals researches, develops, manufactures, distributes and sells patented prescription medicines and is organized in the following business franchises: Oncology; Primary Care, consisting of Primary Care medicines and Established Medicines; and Specialty Care, consisting of Ophthalmology, Neuroscience, Integrated Hospital Care, and Critical Care medicines. Novartis Oncology is organized as a business unit, responsible for the global development and marketing of oncology products. The Novartis Oncology Business Unit is not required to be disclosed separately as a segment since it shares common

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of Key Figures 2012, 2011 and 2010 (Continued)

long-term economic perspectives, customers, research, development, production, distribution and regulatory factors with the rest of the division.

        Alcon researches, discovers, develops, manufactures, distributes and sells eye care products. Alcon is the global leader in eye care with product offerings in Surgical, Ophthalmic Pharmaceuticals and Vision Care. In Surgical, Alcon develops, manufactures, distributes and sells ophthalmic surgical equipment, instruments, disposable products and intraocular lenses. In Ophthalmic Pharmaceuticals, Alcon discovers, develops, manufactures, distributes and sells medicines to treat chronic and acute diseases of the eye, as well as over-the-counter medicines for the eye. In Vision Care, Alcon develops, manufactures, distributes and sells contact lenses and lens care products.

        Sandoz develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical and biotechnological active substances, which are not protected by valid and enforceable third-party patents. Sandoz has activities in Retail Generics, Anti-Infectives, Biopharmaceuticals & Oncology Injectables. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products (known as biosimilars or follow-on biologics) and sells biotechnology manufacturing services to other companies. In Oncology Injectables, Sandoz develops, manufacturers, and markets cytotoxic products for the hospital market. Sandoz Ophthalmics, which was formed through the integration of Alcon's generic division Falcon, develops, manufactures and markets generic ophthalmic and otic products. In addition, Sandoz expanded its presence in Respiratory through the acquisition of Oriel Therapeutics in 2010, and expanded its presence in Dermatology through the acquisition of specialty dermatology company Fougera Pharmaceuticals, Inc. in 2012.

        Vaccines and Diagnostics consists of two activities: Vaccines and Diagnostics. Vaccines researches, develops, manufactures, distributes and sells human vaccines worldwide. Diagnostics researches, develops, distributes and sells blood testing and molecular diagnostics products.

        Consumer Health consists of two divisions: OTC (over-the-counter medicines) and Animal Health. OTC offers readily available consumer medicine. Animal Health provides veterinary products for farm and companion animals.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     Segmentation of Key Figures 2012, 2011 and 2010 (Continued)

        The following shows an overview of the impact of the restatement on the segmentation structure for the year 2010, following the Alcon, Inc. merger in 2011. Unless otherwise stated this has been used for all years presented in this Form 20-F.

Segment	Newly included	Newly excluded
Pharmaceuticals	Corporate R&D	Certain ophthalmic products
Alcon	CIBA Vision, certain ophthalmic products	Falcon
Sandoz	Falcon
Consumer Health		CIBA Vision; disbanded Consumer Health divisional management costs
Corporate	Disbanded Consumer Health divisional management costs	Corporate R&D

        A summary of the above restatements on 2010 net sales and operating income is as follows:

	2010
Segment	Net sales	Operating income
	$m	$m
Pharmaceuticals	(252)	(327)
Alcon	2,020	473
Sandoz	74	49
Consumer Health	(1,842)	(375)
Corporate		180

Total	0	0

        The accounting policies mentioned above are used in the reporting of segment results. Inter-segmental sales are made at amounts which are considered to approximate arm's length transactions. The Executive Committee of Novartis evaluates segmental performance and allocates resources among the segments based on a number of measures including net sales, operating income and net operating assets. Segment net operating assets consist primarily of property, plant and equipment, intangible assets, inventories and trade and other operating receivables less operating liabilities.

Corporate

        Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense which are not attributable to specific segments such as certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships.

        Usually, no allocation of Corporate items is made to the segments. As a result, Corporate assets and liabilities principally consist of net liquidity (cash and cash equivalents, marketable securities less financial debt), investments in associated companies and current and deferred taxes and non-segmental specific environmental remediation and post-employment benefit liabilities.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Segmentation of Key Figures 2012 and 2011 (Continued)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (including eliminations)		Total Group
(In $ m)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Net sales to third parties	32,153	32,508	10,225	9,958	8,702	9,473	1,858	1,996	3,735	4,631			56,673	58,566
Sales to other segments	277	244	56	22	279	319	44	73	18	15	(674)	(673)

Net sales of segments	32,430	32,752	10,281	9,980	8,981	9,792	1,902	2,069	3,753	4,646	(674)	(673)	56,673	58,566
Other revenues	471	453	53	43	12	9	331	295	26	24	(5)	(15)	888	809
Cost of goods sold	(6,578)	(6,573)	(4,618)	(4,566)	(5,126)	(5,445)	(1,478)	(1,410)	(1,729)	(1,735)	773	746	(18,756)	(18,983)

Gross profit	26,323	26,632	5,716	5,457	3,867	4,356	755	954	2,050	2,935	94	58	38,805	40,392
Marketing & Sales	(8,568)	(8,929)	(2,462)	(2,537)	(1,561)	(1,591)	(324)	(363)	(1,442)	(1,674)	4	15	(14,353)	(15,079)
Research & Development	(6,918)	(7,232)	(975)	(892)	(695)	(640)	(453)	(523)	(291)	(296)			(9,332)	(9,583)
General & Administration	(1,061)	(1,047)	(510)	(509)	(350)	(369)	(136)	(150)	(271)	(291)	(609)	(604)	(2,937)	(2,970)
Other income	577	697	49	262	74	88	23	18	75	91	389	198	1,187	1,354
Other expense	(755)	(1,825)	(353)	(309)	(244)	(422)	(115)	(185)	(73)	(38)	(319)	(337)	(1,859)	(3,116)

Operating income	9,598	8,296	1,465	1,472	1,091	1,422	(250)	(249)	48	727	(441)	(670)	11,511	10,998

Income from associated companies	(2)	(3)	16		5	4	3	2			530	525	552	528
Interest expense													(724)	(751)
Other financial income and expense													(96)	(2)

Income before taxes													11,243	10,773
Taxes													(1,625)	(1,528)

Group net income													9,618	9,245

Attributable to:
Shareholders of Novartis AG													9,505	9,113
Non-controlling interests													113	132
Included in net income are:
Interest income													50	62
Depreciation of property, plant & equipment	(825)	(870)	(305)	(306)	(287)	(303)	(135)	(115)	(47)	(50)	(105)	(84)	(1,704)	(1,728)
Amortization of intangible assets	(324)	(423)	(1,926)	(1,928)	(368)	(383)	(215)	(231)	(57)	(59)	(4)	(4)	(2,894)	(3,028)
Impairment charges on property, plant & equipment	(25)	(403)		(5)	(3)	(1)	(6)	(2)	(3)	(2)	(2)		(39)	(413)
Impairment charges on intangible assets	(211)	(552)	(17)	(20)	(43)	(25)	(5)	(8)	(7)	(14)			(283)	(619)
Impairment charges on financial assets	(2)	(30)		(4)			(1)	(135)			(31)	(23)	(34)	(192)
Additions to restructuring provisions	(190)	(265)	(23)	(74)	(28)		(4)		(24)	(7)	(12)		(281)	(346)
Equity-based compensation of Novartis and Alcon equity plans	(641)	(648)	(113)	(113)	(41)	(33)	(37)	(38)	(45)	(61)	(126)	(122)	(1,003)	(1,015)
Total assets	24,956	24,111	45,166	46,065	19,938	17,965	5,713	5,764	2,644	2,684	25,799	20,907	124,216	117,496

Total liabilities	(10,673)	(10,415)	(2,578)	(2,273)	(3,208)	(2,742)	(736)	(697)	(883)	(960)	(36,919)	(34,469)	(54,997)	(51,556)
Total equity	14,283	13,696	42,588	43,792	16,730	15,223	4,977	5,067	1,761	1,724	(11,120)	(13,562)	69,219	65,940

Net debt											11,607	15,154	11,607	15,154
Net operating assets	14,283	13,696	42,588	43,792	16,730	15,223	4,977	5,067	1,761	1,724	487	1,592	80,826	81,094

Included in total assets and total liabilities are:
Total property, plant & equipment	8,723	8,071	2,274	2,056	3,103	2,824	1,581	1,535	457	431	801	710	16,939	15,627
Additions to property, plant & equipment(1)	1,334	1,041	529	354	462	335	165	192	76	74	188	190	2,754	2,186
Total goodwill and intangible assets	6,056	6,244	38,913	40,542	12,881	11,356	2,724	2,883	829	867	18	20	61,421	61,912
Additions to goodwill and intangible assets(1)	165	219	130	80	22	24	33	6	24	4	6	3	380	336
Total investment in associated companies	1	3		18	22	18	2	4			8,815	8,579	8,840	8,622
Additions to investment in associated companies		5		3							36	24	36	32
Cash, marketable securities and derivative financial instruments											8,119	5,075	8,119	5,075
Financial debt and derivative financial instruments											19,726	20,229	19,726	20,229
Current income tax and deferred tax liabilities											9,356	8,467	9,356	8,467

(1)
Excluding impact of business combinations.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Segmentation(1) of Key Figures 2011 and 2010 (Continued)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (including eliminations)		Total Group
(In $ m)	2011	2010	2011	2010(2)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net sales to third parties	32,508	30,306	9,958	4,446	9,473	8,592	1,996	2,918	4,631	4,362			58,566	50,624
Sales to other segments	244	157	22	14	319	267	73	60	15	35	(673)	(533)

Net sales of segments	32,752	30,463	9,980	4,460	9,792	8,859	2,069	2,978	4,646	4,397	(673)	(533)	58,566	50,624
Other revenues	453	422	43	34	9	16	295	433	24	34	(15)	(2)	809	937
Cost of Goods Sold	(6,573)	(5,272)	(4,566)	(1,760)	(5,445)	(4,878)	(1,410)	(1,551)	(1,735)	(1,560)	746	533	(18,983)	(14,488)

Gross profit	26,632	25,613	5,457	2,734	4,356	3,997	954	1,860	2,935	2,871	58	(2)	40,392	37,073
Marketing & Sales	(8,929)	(8,663)	(2,537)	(1,299)	(1,591)	(1,450)	(363)	(338)	(1,674)	(1,569)	15	3	(15,079)	(13,316)
Research & Development	(7,232)	(7,276)	(892)	(352)	(640)	(658)	(523)	(523)	(296)	(261)			(9,583)	(9,070)
General & Administration	(1,047)	(919)	(509)	(255)	(369)	(350)	(150)	(149)	(291)	(269)	(604)	(539)	(2,970)	(2,481)
Other income	697	687	262	7	88	77	18	35	91	38	198	390	1,354	1,234
Other expense	(1,825)	(971)	(309)	(39)	(422)	(295)	(185)	(273)	(38)	(32)	(337)	(304)	(3,116)	(1,914)

Operating income	8,296	8,471	1,472	796	1,422	1,321	(249)	612	727	778	(670)	(452)	10,998	11,526

Income from associated companies	(3)	(16)			4	3	2	7			525	810	528	804
Interest expense													(751)	(692)
Other financial income and expense													(2)	64

Income before taxes													10,773	11,702
Taxes													(1,528)	(1,733)

Group net income													9,245	9,969

Attributable to:
Shareholders of Novartis AG													9,113	9,794
Non-controlling interests													132	175
Included in net income are:
Interest income													62	103
Depreciation of property, plant & equipment	(870)	(726)	(306)	(127)	(303)	(285)	(115)	(100)	(50)	(46)	(84)	(79)	(1,728)	(1,363)
Amortization of intangible assets	(423)	(457)	(1,928)	(65)	(383)	(293)	(231)	(259)	(59)	(61)	(4)		(3,028)	(1,135)
Impairment charges on property, plant & equipment	(403)	4	(5)		(1)		(2)	(14)	(2)				(413)	(10)
Impairment charges on intangible assets	(552)	(894)	(20)		(25)	(11)	(8)		(14)	(6)			(619)	(911)
Impairment charges on financial assets	(30)	(41)	(4)				(135)	(98)			(23)	(19)	(192)	(158)
Additions to restructuring provisions	(265)	(133)	(74)			(66)		(62)	(7)				(346)	(261)
Equity-based compensation of Novartis and Alcon equity plans	(648)	(559)	(113)	(30)	(33)	(23)	(38)	(34)	(61)	(53)	(122)	(142)	(1,015)	(841)
Total assets	24,111	24,681	46,065	47,775	17,965	18,552	5,764	5,631	2,684	2,708	20,907	23,971	117,496	123,318

Total liabilities	(10,415)	(9,469)	(2,273)	(1,522)	(2,742)	(2,976)	(697)	(827)	(960)	(879)	(34,469)	(37,876)	(51,556)	(53,549)
Total equity	13,696	15,212	43,792	46,253	15,223	15,576	5,067	4,804	1,724	1,829	(13,562)	(13,905)	65,940	69,769

Net debt											15,154	14,853	15,154	14,853
Net operating assets	13,696	15,212	43,792	46,253	15,223	15,576	5,067	4,804	1,724	1,829	1,592	948	81,094	84,622

Included in total assets and total liabilities are:
Total property, plant & equipment	8,071	8,360	2,056	2,060	2,824	2,925	1,535	1,453	431	415	710	627	15,627	15,840
Additions to property, plant & equipment(3)	1,041	777	354	193	335	307	192	159	74	64	190	153	2,186	1,653
Total goodwill and intangible assets	6,244	6,696	40,542	42,410	11,356	11,886	2,883	2,973	867	938	20	20	61,912	64,923
Additions to goodwill and intangible assets(3)	219	414	80	20	24	32	6	9	4	14	3	6	336	495
Total investment in associated companies	3	2	18	17	18	16	4	8			8,579	8,342	8,622	8,385
Additions to investment in associated companies	5		3								24	23	32	23
Cash, marketable securities and derivative financial instruments											5,075	8,134	5,075	8,134
Financial debt and derivative financial instruments											20,229	22,987	20,229	22,987
Current income tax and deferred tax liabilities											8,467	9,399	8,467	9,399

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Segmentation of Key Figures 2012, 2011 and 2010 (Continued)

        The following countries accounted for more than 5% of at least one of the respective Group totals for the years ended December 31, 2012, 2011 and 2010:

	Net sales(1)						Total of selected non-current assets(2)
Country	2012	%	2011	%	2010	%	2012	%	2011	%	2010	%
	$ m		$ m		$ m		$ m		$ m		$ m
Switzerland	706	1	726	1	608	1	37,579	43	38,827	45	40,246	45
United States	18,592	33	19,225	33	16,893	33	31,559	36	30,061	35	30,377	34
Germany	3,797	7	4,362	7	3,999	8	4,242	5	4,214	5	4,267	5
Japan	5,361	9	5,281	9	4,288	8	188		204		153
France	2,709	5	2,848	5	2,460	5	301		299		317
Other	25,508	45	26,124	45	22,376	45	13,331	16	12,556	15	13,788	16

Group	56,673	100	58,566	100	50,624	100	87,200	100	86,161	100	89,148	100

Europe	19,708	35	21,507	37	19,169	38	50,566	58	51,101	59	53,461	60
Americas	24,029	42	24,705	42	21,545	43	34,611	40	33,211	39	33,868	38
Asia / Africa / Australasia	12,936	23	12,354	21	9,910	19	2,023	2	1,849	2	1,819	2

Group	56,673	100	58,566	100	50,624	100	87,200	100	86,161	100	89,148	100

(1)
Net sales from operations by location of third party customer.

(2)
Total of property, plant and equipment, goodwill, intangible assets and investment in associated companies.

        The Group's largest customer accounts for approximately 10% of net sales, and the second and third largest customer account for 9% and 8% of net sales (2011: 9%, 7% and 7%; 2010: 8%, 8% and 7% respectively). No other customer accounted for 4% or more of net sales, in any year.

        The highest amounts of trade receivables outstanding were for these same three customers. They amounted to 8%, 7% and 6%, respectively, of the Group's trade receivables at December 31, 2012 (2011: 10%, 6% and 6%; 2010: 9%, 5% and 6% respectively).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Segmentation of Key Figures 2012, 2011 and 2010 (Continued)

Pharmaceuticals Business Franchise Net Sales

Business Franchise	2012	2011	Change (2012 to 2011)	2010	Change (2011 to 2010)
	$ m	$ m	$ %	$ m	$ %
Primary care
Hypertension medicines
Diovan	4,417	5,665	(22)	6,053	(6)
Exforge	1,352	1,209	12	904	34

Subtotal Valsartan Group	5,769	6,874	(16)	6,957	(1)
Tekturna/Rasilez	383	557	(31)	438	27

Subtotal Hypertension	6,152	7,431	(17)	7,395	0
Galvus	910	677	34	391	73
Arcapta Neohaler/Onbrez Breezhaler	134	103	30	33	nm
Other	3	0	nm	0	0

Total strategic franchise products	7,199	8,211	(12)	7,819	5
Established medicines	1,532	1,795	(15)	2,263	(21)

Total Primary Care products	8,731	10,006	(13)	10,082	(1)

Oncology
Gleevec/Glivec	4,675	4,659	0	4,265	9
Tasigna	998	716	39	399	79

Subtotal Bcr-Abl franchise	5,673	5,375	6	4,664	15
Sandostatin	1,512	1,443	5	1,291	12
Zometa	1,288	1,487	(13)	1,511	(2)
Exjade	870	850	2	762	12
Afinitor/Votubia	797	443	80	243	82
Femara	438	911	(52)	1,376	(34)
Other	173	163	6	181	(10)

Total Oncology products	10,751	10,672	1	10,028	6

Specialty—Neuroscience
Gilenya	1,195	494	142	15	nm
Exelon/Exelon Patch	1,050	1,067	(2)	1,003	6
Comtan/Stalevo	530	614	(14)	600	2
Extavia	159	154	3	124	24
Other (including Fanapt)	62	46	35	32	44

Total strategic franchise products	2,996	2,375	26	1,774	34
Established medicines	483	547	(12)	567	(4)

Total Neuroscience products	3,479	2,922	19	2,341	25

nm—not meaningful

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.    Segmentation of Key Figures 2012, 2011 and 2010 (Continued)

Business Franchise	2012	2011	Change (2012 to 2011)	2010	Change (2011 to 2010)
	$ m	$ m	$ %	$ m	$ %
Specialty—Ophthalmics
Lucentis	2,398	2,050	17	1,533	34
Other	88	113	(22)	158	(28)

Total Ophthalmics products	2,486	2,163	15	1,691	28

Specialty—Integrated Hospital Care (IHC)(1)
Neoral/Sandimmun	821	903	(9)	871	4
Myfortic	579	518	12	444	17
Zortress/Certican	210	187	12	144	30
Ilaris	72	48	50	26	85
Other	398	363	10	293	24

Total strategic franchise products	2,080	2,019	3	1,778	14
Everolimus stent drug	256	256	0	240	7
Established medicines	1,160	1,220	(5)	1,251	(2)

Total IHC products	3,496	3,495	0	3,269	7

Specialty—Critical Care
Xolair	504	478	5	369	30
TOBI	317	296	7	279	6

Total Critical Care products	821	774	6	648	19

Additional products
Voltaren (excl. OTC)	759	794	(4)	791	0
Ritalin/Focalin	554	550	1	464	19
Tegretol	348	364	(4)	355	3
Trileptal	279	263	6	253	4
Foradil	240	312	(23)	353	(12)
Other	209	193	8	31	nm

Total additional products	2,389	2,476	(4)	2,247	10

Total strategic franchise products	26,333	26,214	0	23,738	10
Total established medicines and additional products	5,820	6,294	(8)	6,568	(4)

Total Division net sales	32,153	32,508	(1)	30,306	7

nm—not meaningful
(1) includes Transplantation

        The product portfolio of other segments is widely spread and none of the products or product ranges exceed 5% of the net sales of the Group in 2012, 2011 and 2010.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Associated Companies

        Novartis has a significant investment in Roche Holding AG (Roche) and Alcon, Inc., prior to Novartis acquiring a 77% interest in 2010, and certain other smaller investments which are accounted for as associated companies:

	Balance sheet value		Net income statement effect
	2012	2011	2012	2011	2010
	$ m	$ m	$ m	$ m	$ m
Roche Holding AG, Switzerland	8,588	8,362	538	499	380
Alcon Inc., Switzerland					433
Others	252	260	14	29	(9)

Total	8,840	8,622	552	528	804

Roche Holding AG

        The Group's holding in Roche voting shares was 33.3% at December 31, 2012, 2011 and 2010. This investment represents approximately 6.4% of Roche's total outstanding voting and non-voting equity instruments at December 31, 2012, and approximately 6.3% at December 31, 2011 and 2010.

        Since up-to-date financial data are not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Group's share of net income in Roche. Any differences between these estimates and actual results will be adjusted in the Group's 2013 consolidated financial statements when available.

        The following table shows summarized financial information of Roche for the year ended December 31, 2011 and for the six months ended June 30, 2012 since full year 2012 data is not yet available:

	Asset	Liabilities	Revenue	Net income
	CHF billions	CHF billions	CHF billions	CHF billions
December 31, 2011	61.6	47.1	44.1	9.5
June 30, 2012	59.6	47.5	23.3	4.4

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.    Associated Companies (Continued)

        A purchase price allocation was performed on the basis of publicly available information at the time of acquisition of the investment. The December 31, 2012 balance sheet value allocation is as follows:

$ m
Novartis share of Roche's estimated net assets	2,753
Novartis share of re-appraised intangible assets	1,730
Implicit Novartis goodwill	3,112

Current value of share in net identifiable assets and goodwill	7,595
Accumulated equity accounting adjustments and translation effects less dividends received	993

December 31, 2012 balance sheet value	8,588

        The identified intangible assets principally relate to the value of currently marketed products and are amortized on a straight-line basis over their estimated average useful life of 20 years.

        The consolidated income statement effects from applying Novartis accounting principles for this investment in 2012, 2011 and 2010 are as follows:

	2012	2011	2010
	$ m	$ m	$ m
Novartis share of Roche's estimated current-year consolidated net income(1)	691	661	516
Amortization of fair value adjustments relating to intangible assets, net of taxes of $45 million (2011: $47 million, 2010: $41 million)	(153)	(162)	(136)

Net income effect	538	499	380

(1)
Includes Novartis share of Roche restructuring charges in 2012 of $50 million; 2011 $41 million relating to 2010 disclosed by Roche after publication of the Novartis 2010 consolidated financial statements and 2010: $43 million relating to 2009 disclosed by Roche after publication of the Novartis 2009 consolidated financial statements.

        The publicly quoted market value of the Novartis interest in Roche (Reuters symbol: RO.S) at December 31, 2012, was $10.9 billion (2011: $9.5 billion).

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

impact on the Group's consolidated income statement for the period from January 1, 2010 to August 25, 2010 is as follows:

2010
$ m
Novartis share of Alcon's current-year consolidated net income	385
Prior-year adjustment	2
Revaluation of initial 25% interest to fair value	378
Recycling of losses accumulated in comprehensive income from July 7, 2008 to August 25, 2010	(43)
Amortization of fair value adjustments relating to intangible assets, net of taxes of $61 million	(289)

Net income effect	433

5.    Interest Expense and Other Financial Income & Expense

	2012	2011	2010
	$ m	$ m	$ m
Interest expense	(655)	(699)	(615)
Expense due to discounting long-term liabilities	(69)	(52)	(77)

Total interest expense	(724)	(751)	(692)

Interest income	50	62	103

Dividend income	1	1	3
Net capital (losses)/gains on available-for-sale securities	(6)	2
Net capital gains/(losses) on cash and cash equivalents	47	(124)
Income on forward contracts and options	86	192	66
Expenses on forward contracts and options	(129)	(67)	(38)
Impairment of available-for-sale securities		(3)	(4)
Other financial expense	(20)	(19)	(22)
Monetary loss from hyperinflation accounting	(19)	(19)	(17)
Currency result, net	(106)	(27)	(27)

Total other financial (expense)/income	(96)	(2)	64

6.    Taxes

Income before Taxes

	2012	2011	2010
	$ m	$ m	$ m
Switzerland	5,277	2,993	4,679
Foreign	5,966	7,780	7,023

Total income before taxes	11,243	10,773	11,702

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.    Taxes (Continued)

Current and Deferred Income Tax Expense

	2012	2011	2010
	$ m	$ m	$ m
Switzerland	(530)	(488)	(425)
Foreign	(1,806)	(2,182)	(1,749)

Total current income tax expense	(2,336)	(2,670)	(2,174)

Switzerland	220	161	(94)
Foreign	491	981	535

Total deferred tax income	711	1,142	441

Total income tax expense	(1,625)	(1,528)	(1,733)

Analysis of Tax Rate

        The main elements contributing to the difference between the Group's overall expected tax rate (which can change each year since it is calculated as the weighted average tax rate based on pre-tax income of each subsidiary) and the effective tax rate are:

	2012	2011	2010
	%	%	%
Expected tax rate	13.7	15.5	15.8
Effect of disallowed expenditures	2.9	2.5	3.0
Effect of utilization of tax losses brought forward from prior periods	(0.1)	(0.1)	(0.1)
Effect of income taxed at reduced rates	(0.3)
Effect of tax credits and allowances	(1.7)	(2.4)	(2.1)
Effect of tax benefits expiring in 2017	(0.8)	(0.7)	(0.4)
Effect of write-down of investments in subsidiaries		(0.5)	(0.7)
Prior year and other items	0.8	(0.1)	(0.7)

Effective tax rate	14.5	14.2	14.8

        The utilization of tax-loss carry-forwards lowered the tax charge by $11 million, $6 million and $17 million in 2012, 2011 and 2010 respectively.

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

	2012	2011	2010
Basic earnings per share
Weighted average number of shares outstanding (in millions)	2,418	2,382	2,286

Net income attributable to shareholders of Novartis AG ($ m)	9,505	9,113	9,794
Basic earnings per share ($)	3.93	3.83	4.28

        For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares and the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued.

	2012	2011	2010
Diluted earnings per share
Weighted average number of shares outstanding (in millions)	2,418	2,382	2,286
Adjustment for vesting of restricted shares and dilutive shares from options (in millions)	27	31	15

Weighted average number of shares for diluted earnings per share (in millions)	2,445	2,413	2,301

Net income attributable to shareholders of Novartis AG ($ m)	9,505	9,113	9,794
Diluted earnings per share ($)	3.89	3.78	4.26

        Options equivalent to 77.2 million shares (2011: 78.0 million, 2010: 82.9 million) were excluded from the calculation of diluted EPS since they were not dilutive.

8.    Changes in Consolidated Statements of Comprehensive Income

        The consolidated statements of comprehensive income include the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the consolidated income statement. These include fair value adjustments to financial instruments, actuarial gains or losses on defined benefit pension and other post-employment plans, revaluations of previously held equity interests (up to December 31, 2009 when the applicable accounting standard changed) and currency translation effects, net of tax. These amounts are subject to significant volatility outside of the control of management due to such factors as share price, foreign currency and interest rate movements.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Changes in Consolidated Statements of Comprehensive Income (Continued)

        The following table summarizes these value adjustments and currency translation effects attributable to Novartis shareholders:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Actuarial losses from defined benefit plans	Revaluation of previously held equity interests	Cumulative currency translation effects	Total value adjustments
	$ m	$ m	$ m	$ m	$ m	$ m
Value adjustments at January 1, 2010	231	(223)	(2,560)	685	3,135	1,268

Fair value adjustments on financial instruments	(73)	41				(32)
Net actuarial losses from defined benefit plans			(678)			(678)
Currency translation effects					534	534

Total value adjustments in 2010	(73)	41	(678)		534	(176)

Value adjustments at December 31, 2010	158	(182)	(3,238)	685	3,669	1,092

Fair value adjustments on financial instruments	(21)	41				20
Net actuarial losses from defined benefit plans			(1,429)			(1,429)
Currency translation effects					(534)	(534)

Total value adjustments in 2011	(21)	41	(1,429)		(534)	(1,943)

Value adjustments at December 31, 2011	137	(141)	(4,667)	685	3,135	(851)

Value adjustments on financial instruments	75	41				116
Net actuarial losses from defined benefit plans			(1,811)			(1,811)
Currency translation effects					809	809

Total value adjustments in 2012	75	41	(1,811)		809	(886)

Value adjustments at December 31, 2012	212	(100)	(6,478)	685	3,944	(1,737)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Changes in Consolidated Statements of Comprehensive Income (Continued)

8.1)    The 2012, 2011 and 2010 changes in the fair value of financial instruments were as follows:

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ m	$ m	$ m
Fair value adjustments at January 1, 2012	137	(141)	(4)

Changes in fair value:
—Available-for-sale marketable securities	20		20
—Available-for-sale financial investments	41		41
—Associated companies' movements in comprehensive income	5		5
Realized net losses/(gains) transferred to the consolidated income statement:
—Marketable securities sold	3		3
—Other financial assets sold	(19)		(19)
Amortized net losses on cash flow hedges transferred to the consolidated income statement		44	44
Impaired financial assets transferred to the consolidated income statement	35		35
Deferred tax on above items	(10)	(3)	(13)

Fair value adjustments during the year	75	41	116

Attributable to:
Shareholders of Novartis AG	75	41	116
Non-controlling interests

Fair value adjustments at December 31, 2012	212	(100)	112

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Changes in Consolidated Statements of Comprehensive Income (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ m	$ m	$ m
Fair value adjustments at January 1, 2011	157	(182)	(25)

Changes in fair value:
—Available-for-sale marketable securities	(32)		(32)
—Available-for-sale financial investments	(141)		(141)
—Associated companies' movements in comprehensive income	(8)		(8)
Realized net (gains) transferred to the consolidated income statement:
—Marketable securities sold	(13)		(13)
—Other financial assets sold	(13)		(13)
Amortized net losses on cash flow hedges transferred to the consolidated income statement		44	44
Impaired marketable securities and other financial assets transferred to the consolidated income statement	192		192
Deferred tax on above items	(5)	(3)	(8)

Fair value adjustments during the year	(20)	41	21

Attributable to:
Shareholders of Novartis AG	(21)	41	20
Non-controlling interests	1		1

Fair value adjustments at December 31, 2011	137	(141)	(4)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Changes in Consolidated Statements of Comprehensive Income (Continued)

	Fair value adjustments to marketable securities	Fair value adjustments of deferred cash flow hedges	Total
	$ m	$ m	$ m
Fair value adjustments at January 1, 2010	231	(223)	8

Changes in fair value:
—Available-for-sale marketable securities	19		19
—Available-for-sale financial investments	(226)		(226)
—Associated companies' movements in comprehensive income	(5)		(5)
Realized net (gains) transferred to the consolidated income statement:
—Marketable securities sold	(39)		(39)
—Other financial assets sold	(15)		(15)
Amortized net losses on cash flow hedges transferred to the consolidated income statement		44	44
Impaired marketable securities and other financial assets transferred to the consolidated income statement	164		164
Deferred tax on above items	28	(3)	25

Fair value adjustments during the year	(74)	41	(33)

Attributable to:
Shareholders of Novartis AG	(73)	41	(32)
Non-controlling interests	(1)		(1)

Fair value adjustments at December 31, 2010	157	(182)	(25)

8.2)    Actuarial gains and losses from defined benefit plans arise as follows:

	2012	2011	2010
	$ m	$ m	$ m
Defined benefit pension plans before tax	(2,371)	(1,876)	(832)
Other post-employment benefit plans before tax	27	(55)	(24)
Taxation on above items	533	510	171

Total after tax	(1,811)	(1,421)	(685)

Attributable to:
Shareholders of Novartis AG	(1,811)	(1,429)	(678)
Non-controlling interests		8	(7)

8.3)    The Group has investments in associated companies, principally Roche Holding AG. The Group's share in movements in these companies' other comprehensive income are recognized directly in the respective categories of the Novartis consolidated statement of comprehensive income, net of tax. The

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.    Changes in Consolidated Statements of Comprehensive Income (Continued)

currency translation effects and fair value adjustments of associated companies are included in the corresponding Group amounts. All other movements in these companies' statements of comprehensive income are recognized directly in the consolidated statement of comprehensive income under "Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes". These amounted to a loss of $107 million in 2012 (2011: income of $1 million, 2010: loss of $94 million).

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

8.4)    As a result of the liquidation of a subsidiary, $6 million of cumulative currency translation gains have been transferred into financial income in 2012 (2011 and 2010: nil).

9.    Changes in Consolidated Equity

9.1)    At the 2012 Annual General meeting, a dividend of CHF 2.25 per share was approved that amounted to $6.0 billion, and was paid in 2012 (2011: CHF 2.20 per share dividend payment that amounted to $5.4 billion, 2010: CHF 2.10 per share dividend payment that amounted to $4.5 billion). The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

9.2)    In 2012, 3.4 million shares, net were exchanged resulting in a net reduction of equity of $89 million (2011: 54.7 million shares for $3.5 billion, 2010: 8.4 million shares for $342 million). In 2012, via the first trading line of the SIX Swiss Exchange a total of 4.6 million shares were purchased for $240 million with the intention of retaining in Group Treasury (2011: 20.4 million shares for $1.1 billion, 2010: 3.3 million shares for $179 million) and 6.3 million shares were sold on the first trading line for $295 million (2011: nil, 2010: 2.9 million shares for $161 million). In addition 4.0 million shares were acquired from associates for $265 million and 5.7 million shares were distributed to associates for $121 million due to exercise of options held by associates with strike prices substantially lower than the market price of Novartis shares on the exercise date during 2012 (2011: 5.1 million shares for $31 million, 2010: 8.8 million shares for $360 million). In 2011, an additional 39.4 million shares were acquired via the second trading line on the SIX Swiss Exchange for $2.4 billion with the intention of cancellation.

9.3)    In 2012 a total of 39.4 million shares were cancelled. These shares have been repurchased via the second trading line of the SIX Swiss Exchange in 2011. No shares were cancelled in 2011 and 2010.

9.4)    Equity-settled share-based compensation is expensed in the consolidated income statement in accordance with the vesting period of the share-based compensation plans. The value for the shares and options granted, including associated tax, is credited to consolidated equity over the respective vesting period. In 2012, 10.6 million shares were transferred to associates as part of equity-based compensation. The resulting expense amounted to $856 million including a tax benefit of $108 million (2011: 7.2 million shares at a total amount of $806 million including a tax benefit of $44 million, 2010: 6.7 million shares at a total amount of $599 million including a tax benefit of $7 million).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.    Changes in Consolidated Equity (Continued)

9.5)    Changes in non-controlling interests amounted to a reduction of $82 million (2011: reduction of $6.6 billion driven by the acquisition of the remaining outstanding non-controlling interests in Alcon, Inc., 2010: increase of $6.3 billion due to full consolidation of Alcon, Inc. from August 25, 2010).

9.6)    The excess of the consideration exchanged by Novartis to acquire the additional non-controlling interests in Alcon, Inc. over the carrying value of the related outstanding non-controlling interests of Alcon, Inc. was recognized against consolidated equity. In 2011, this led to a reduction in equity of $5.7 billion (2010: $96 million, mainly due to the acquisition of additional shares in Alcon, Inc.).

9.7)    In 2011, a total of 164.7 million Novartis shares with a fair value of $9.2 billion were exchanged on April 8, 2011 to acquire the outstanding non-controlling interests in Alcon, Inc. These shares consisted of 108 million newly issued shares and 56.7 million treasury shares.

9.8)    In 2010 a reduction in consolidated equity attributable to Novartis of $74 million arose from a dilution of the Novartis interest in Alcon, Inc. since obtaining majority control on August 25, 2010. This was due to an increase in Alcon's outstanding shares, principally due to the issuance of new shares and the use of Alcon treasury shares to satisfy conversion of Alcon's equity-based instruments held by associates.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Property, Plant & Equipment Movements

2012	Land	Buildings	Construction in progress	Machinery & other equipment	Total
	$ m	$ m	$ m	$ m	$ m
Cost
January 1	831	11,429	2,164	15,511	29,935
Impact of business combinations	10	76	12	28	126
Reclassifications(1)	11	296	(1,226)	919
Additions	5	105	2,117	527	2,754
Disposals and derecognitions(2)	(5)	(54)	(14)	(523)	(596)
Currency translation effects	15	177	60	301	553

December 31	867	12,029	3,113	16,763	32,772

Accumulated depreciation
January 1	(22)	(4,646)	(10)	(9,630)	(14,308)
Depreciation charge	(4)	(465)		(1,235)	(1,704)
Depreciation on disposals and derecognitions(2)	2	35		462	499
Impairment charge		(20)		(19)	(39)
Currency translation effects	(1)	(80)		(200)	(281)

December 31	(25)	(5,176)	(10)	(10,622)	(15,833)

Net book value at December 31	842	6,853	3,103	6,141	16,939

Insured value at December 31					37,405

Net book value of property, plant & equipment under finance lease contracts					1

Commitments for purchases of property, plant & equipment					755

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

(2)
Derecognition of assets which are no longer used and are not considered to have a significant disposal value or other alternative use.

        The Group was awarded government grants in the United States for the construction of a manufacturing facility to produce flu vaccines. The contracts included a maximum of $330 million cost reimbursement for construction activities and equipment, of which $240 million was received by December 31, 2012 (2011: $223 million). These grants are deducted in arriving at the balance sheet carrying value of the assets since the receipt of the respective government grant is reasonably assured. There are no onerous contracts or unfulfilled conditions in connection with this grant.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.    Property, Plant & Equipment Movements (Continued)

        Borrowing costs on new additions to property, plant and equipment have been capitalized and amounted to $4 million in 2012 (2011: $1 million, 2010: $1 million).

2011	Land	Buildings	Construction in progress	Machinery & other equipment	Total
	$ m	$ m	$ m	$ m	$ m
Cost
January 1	827	10,674	2,327	15,129	28,957
Acquisition and divestment of consolidated business	12	20		9	41
Reclassifications(1)		888	(1,688)	800
Additions	2	105	1,616	463	2,186
Disposals and derecognitions(2)	(3)	(148)	(21)	(638)	(810)
Currency translation effects	(7)	(110)	(70)	(252)	(439)

December 31	831	11,429	2,164	15,511	29,935

Accumulated depreciation
January 1	(19)	(4,318)	(6)	(8,774)	(13,117)
Depreciation on divested consolidated business		3		6	9
Reclassifications(1)		(3)		3
Depreciation charge	(3)	(438)		(1,287)	(1,728)
Depreciation on disposals and derecognitions(2)		117		575	692
Impairment charge		(55)	(4)	(354)	(413)
Currency translation effects		48		201	249

December 31	(22)	(4,646)	(10)	(9,630)	(14,308)

Net book value at December 31	809	6,783	2,154	5,881	15,627

Insured value at December 31					34,483

Net book value of property, plant & equipment under finance lease contracts					4

Commitments for purchases of property, plant & equipment					583

(1)
Reclassifications between various asset categories due to completion of plant and other equipment under construction.

(2)
Derecognition of assets which are no longer used and are not considered to have a significant disposal value or other alternative use.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Goodwill and Intangible Asset Movements

2012	Goodwill	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total of intangible assets other than goodwill
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Cost
January 1	30,451	3,091	2,980	6,681	23,040	5,960	1,222	42,974
Impact of business combinations	1,026	173		371	521			1,065
Reclassifications(1)		(574)			574
Additions		175			136		69	380
Disposals and derecognitions(2)		(34)			(19)		(10)	(63)
Currency translation effects	128	26		27	160		22	235

December 31	31,605	2,857	2,980	7,079	24,412	5,960	1,303	44,591

Accumulated amortization
January 1	(508)	(461)		(950)	(8,535)	(238)	(821)	(11,005)
Reclassifications(1)
Amortization charge				(590)	(1,959)	(238)	(107)	(2,894)
Amortization on disposals and derecognitions(2)		34			17		10	61
Impairment charge		(107)			(172)		(7)	(286)
Reversal of impairment charge		3						3
Currency translation effects	(7)	(12)		(11)	(101)		(15)	(139)

December 31	(515)	(543)		(1,551)	(10,750)	(476)	(940)	(14,260)

Net book value at December 31	31,090	2,314	2,980	5,528	13,662	5,484	363	30,331

(1)
Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development.

(2)
Derecognitions of assets which are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Goodwill and Intangible Asset Movements (Continued)

Segmentation of Goodwill and Intangible Assets

        The net book values at December 31, 2012 of goodwill and intangible assets are allocated to the Group's cash generating units as summarized below:

	Goodwill	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total of intangible assets other than goodwill
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Pharmaceuticals	3,139	1,037		19	1,694		167	2,917
Alcon	17,776	650	2,980	4,400	7,584	5,484	39	21,137
Sandoz	8,740	613		911	2,610		7	4,141
Vaccines and Diagnostics	1,198	10		198	1,199		119	1,526
Consumer Health	230	3			575		21	599
Corporate	7	1					10	11

Total	31,090	2,314	2,980	5,528	13,662	5,484	363	30,331

Potential impairment charge, if any, if discounted cash flows fell by 5%		9			6
Potential impairment charge, if any, if discounted cash flows fell by 10%		19			12

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Goodwill and Intangible Asset Movements (Continued)

2011	Goodwill	Acquired research & development	Alcon brand name	Technologies	Currently marketed products	Marketing know-how	Other intangible assets	Total of intangible assets other than goodwill
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Cost
January 1	30,261	4,627	2,980	6,699	22,740	5,960	1,135	44,141
Impact of business combinations	303	7		3	101		1	112
Reclassifications(1)		(255)			260		(5)
Additions(2)	69	122			43		102	267
Disposals and derecognitions(3)	(48)	(1,420)			(19)		(4)	(1,443)
Currency translation effects	(134)	10		(21)	(85)		(7)	(103)

December 31	30,451	3,091	2,980	6,681	23,040	5,960	1,222	42,974

Accumulated amortization
January 1	(569)	(1,565)		(370)	(6,254)		(721)	(8,910)
Amortization charge				(589)	(2,090)	(238)	(111)	(3,028)
Amortization on disposals and derecognitions(3)	48	1,420			19		4	1,443
Impairment charge		(338)			(287)		(2)	(627)
Reversal of impairment charge					8			8
Currency translation effects	13	22		9	69		9	109

December 31	(508)	(461)		(950)	(8,535)	(238)	(821)	(11,005)

Net book value at December 31	29,943	2,630	2,980	5,731	14,505	5,722	401	31,969

(1)
Reclassifications between various asset categories as a result of product launches of acquired In-Process Research & Development.

(2)
Additions to goodwill relates to finalization of Alcon, Inc., acquisition accounting.

(3)
Derecognitions of assets which are no longer used or being developed and are not considered to have a significant disposal value or other alternative use.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.    Goodwill and Intangible Asset Movements (Continued)

        The recoverable amount of a cash-generating unit and related goodwill is usually based on the fair value less costs to sell valuation method. The following assumptions are used in the calculations:

	Pharmaceuticals	Alcon	Sandoz	Vaccines and Diagnostics	Consumer Health
	%	%	%	%	%
Sales growth rate assumptions after forecast period	1.6	3	0 to 2	0.5	0 to 2
Discount rate (post-tax)	7	7	7	7	7

        In 2012, intangible asset impairment charges of $286 million were recognized. These relate to impairment charges of $211 million in the Pharmaceuticals Division and $75 million in all other divisions.

        In 2011, intangible asset impairment charges of $627 million were recorded. $552 million of these arose in the Pharmaceuticals Division, principally due to the expected reduction in demand for Tekturna/Rasilez (aliskiren) and discontinuation of PRT128 (elinogrel), SMC021 (oral calcitonin), PTK796 and AGO178 (agomelatine) development programs. $75 million of impairment charges arose in all other Divisions.

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

        Reversal of prior year impairment charges amounted to $3 million (2011: $8 million, 2010: $107 million).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Deferred Tax Assets and Liabilities

	Property, plant & equipment	Intangible assets	Pensions and other benefit obligations of associates	Inventories	Tax loss carryforwards	Other assets, provisions and accruals	Valuation allowance	Total
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Gross deferred tax assets at January 1, 2012	157	234	1,576	2,020	201	2,221	(32)	6,377
Gross deferred tax liabilities at January 1, 2012	(947)	(5,168)	(373)	(225)	(13)	(555)		(7,281)

Net deferred tax balance at January 1, 2012	(790)	(4,934)	1,203	1,795	188	1,666	(32)	(904)

At January 1, 2012	(790)	(4,934)	1,203	1,795	188	1,666	(32)	(904)
Credited/(charged) to income	16	347	(27)	464	12	(100)	(1)	711
Credited to equity						49		49
Credited/(charged) to other comprehensive income			533			(11)		522
Impact of business combinations	(3)	(326)	29	(6)	5	71		(230)
Other movements	(10)	(46)	(29)	(11)	(6)	36	22	(44)

Net deferred tax balance at December 31, 2012	(787)	(4,959)	1,709	2,242	199	1,711	(11)	104

Gross deferred tax assets at December 31, 2012	163	301	2,138	2,689	215	2,258	(11)	7,753
Gross deferred tax liabilities at December 31, 2012	(950)	(5,260)	(429)	(447)	(16)	(547)		(7,649)

Net deferred tax balance at December 31, 2012	(787)	(4,959)	1,709	2,242	199	1,711	(11)	104

After offsetting $363 millions of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:
Deferred tax assets at December 31, 2012								7,390
Deferred tax liabilities at December 31, 2012								(7,286)

Net deferred tax balance at December 31, 2012								104

Gross deferred tax assets at January 1, 2011	131	251	1,086	1,792	241	2,007	(19)	5,489
Gross deferred tax liabilities at January 1, 2011	(951)	(5,689)	(409)	(253)	(10)	(626)		(7,938)

Net deferred tax balance at January 1, 2011	(820)	(5,438)	677	1,539	231	1,381	(19)	(2,449)

At January 1, 2011	(820)	(5,438)	677	1,539	231	1,381	(19)	(2,449)
Credited/(charged) to income	68	350	28	418	(28)	322	(16)	1,142
Credited to equity						22		22
Credited/(charged) to other comprehensive income			510			(32)		478
Impact of business combinations						(9)		(9)
Other movements	(38)	154	(12)	(162)	(15)	(18)	3	(88)

Net deferred tax balance at December 31, 2011	(790)	(4,934)	1,203	1,795	188	1,666	(32)	(904)

Gross deferred tax assets at December 31, 2011	157	234	1,576	2,020	201	2,221	(32)	6,377
Gross deferred tax liabilities at December 31, 2011	(947)	(5,168)	(373)	(225)	(13)	(555)		(7,281)

Net deferred tax balance at December 31, 2011	(790)	(4,934)	1,203	1,795	188	1,666	(32)	(904)

After offsetting $520 millions of deferred tax assets and liabilities within the same tax jurisdiction the balance amounts to:
Deferred tax assets at December 31, 2011								5,857
Deferred tax liabilities at December 31, 2011								(6,761)

Net deferred tax balance at December 31, 2011								(904)

        A reversal of valuation allowance could occur when circumstances make the realization of deferred taxes probable. This would result in a decrease in the Group's effective tax rate.

        Deferred tax assets of $3.3 billion (2011: $2.3 billion) and deferred tax liabilities of $6.9 billion (2011: $6.5 billion) are expected to have an impact on current taxes payable after more than twelve months.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.    Deferred Tax Assets and Liabilities (Continued)

        At December 31, 2012, unremitted earnings of $45 billion (2011: $51 billion) have been retained by consolidated entities for reinvestment. Therefore, no provision is made for income taxes that would be payable upon the distribution of these earnings. If these earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2012	2011
	$ m	$ m
Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—Investments in subsidiaries	5,777	4,782
—Goodwill from acquisitions	(26,097)	(25,089)

        The gross value of tax-loss carry-forwards that have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	Not capitalized	Capitalized	2012 total
	$ m	$ m	$ m
One year	178	28	206
Two years	175	23	198
Three years	76	61	137
Four years	78	26	104
Five years	116	32	148
More than five years	268	1,010	1,278

Total	891	1,180	2,071

        In 2012, $75 million (2011: $155 million, 2010: $11 million) of tax-loss carry-forwards expired.

	Not capitalized	Capitalized	2011 total
	$ m	$ m	$ m
One year	81	2	83
Two years	171	4	175
Three years	175	38	213
Four years	72	29	101
Five years	63	100	163
More than five years	419	443	862

Total	981	616	1,597

        Deferred tax assets related to taxable losses of relevant Group entities are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.    Financial and Other Non-Current Assets

Financial Assets

	2012	2011
	$ m	$ m
Available-for-sale long-term financial investments	674	604
Long-term loans and receivables, advances and security deposits	443	334

Total financial assets	1,117	938

Other Non-Current Assets

	2012	2011
	$ m	$ m
Deferred compensation plans	315	264
Prepaid post-employment benefit plans	55	38
Other non-current assets	135	154

Total other non-current assets	505	456

14.    Inventories

	2012	2011
	$ m	$ m
Raw material, consumables	955	930
Finished products	5,789	5,000

Total inventories	6,744	5,930

        The amount of inventory recognized as an expense in "Cost of goods sold" in the consolidated income statement during 2012 amounted to $12.9 billion (2011: $13.1 billion, 2010: $11.6 billion).

        The following summarizes movements in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2012	2011	2010
	$ m	$ m	$ m
January 1	(741)	(879)	(653)
Impact of business combinations	(19)		(101)
Inventory write-downs charged to the consolidated income statement	(1,430)	(1,554)	(1,106)
Utilization of inventory provisions	585	921	593
Reversal of inventory provisions	723	738	396
Currency translation effects	(22)	33	(8)

December 31	(904)	(741)	(879)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Trade Receivables

	2012	2011
	$ m	$ m
Total gross trade receivables	10,268	10,542
Provisions for doubtful trade receivables	(217)	(219)

Total trade receivables, net	10,051	10,323

        The following table summarizes the movement in the provision for doubtful trade receivables:

	2012	2011	2010
	$ m	$ m	$ m
January 1	(219)	(221)	(143)
Impact of business combinations	(1)	(9)	(56)
Provisions for doubtful trade receivables charged to the consolidated income statement	(107)	(116)	(76)
Utilization or reversal of provisions for doubtful trade receivables	111	121	56
Currency translation effects	(1)	6	(2)

December 31	(217)	(219)	(221)

        The following sets forth details of the age of trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:

	2012	2011
	$ m	$ m
Not overdue	8,584	8,967
Past due for not more than one month	552	498
Past due for more than one month but less than three months	321	295
Past due for more than three months but less than six months	301	249
Past due for more than six months but less than one year	205	228
Past due for more than one year	305	305
Provisions for doubtful trade receivables	(217)	(219)

Total trade receivables, net	10,051	10,323

        Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions in Greece, Italy, Portugal, Spain (GIPS) and other countries in Europe and evaluates accounts receivable in these countries for potential collection risks. Substantially all of the outstanding trade receivables from such countries are due directly from local governments or from government-funded entities. Deteriorating credit and economic conditions and other factors in these countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these accounts receivable and may require Novartis to re-evaluate the collectability of these receivables in future periods.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.    Trade Receivables (Continued)

        With regard to the GIPS countries, the country with the largest outstanding trade receivables exposure is Italy. Substantially all of the outstanding trade receivables from this country are due directly from local governments or from government-funded entities. A summary of the outstanding trade receivables from this country and related provision at December 31, 2012 and 2011 is as follows:

	2012	2011
	$ m	$ m
Gross trade receivables at December 31	712	761
Past due for more than one year at December 31	68	91
Provision at December 31	37	28

        Novartis does not expect to write off trade receivable amounts that are not past due nor unprovided for.

        Trade receivables include amounts denominated in the following major currencies:

Currency	2012	2011
	$ m	$ m
CHF	307	288
EUR	2,482	2,636
GBP	136	139
JPY	1,765	1,929
	$2,650	2,865
Other	2,711	2,466

Total trade receivables, net	10,051	10,323

        Novartis has several significant irrevocable factoring arrangements. As a result $557 million (2011: $538 million) of trade receivables have been sold and derecognized in 2012.

16.    Marketable Securities, Derivative Financial Instruments and Cash and Cash Equivalents

Marketable Securities and Derivative Financial Instruments	2012	2011
	$ m	$ m
Debt securities	1,084	1,131
Equity securities	68	73
Fund investments	23	32

Total available-for-sale marketable securities	1,175	1,236
Time deposits with original maturity more than 90 days	1,240
Derivative financial instruments	140	118
Accrued interest on debt securities and time deposits	12	12

Total marketable securities, time deposits and derivative financial instruments	2,567	1,366

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16.    Marketable Securities, Derivative Financial Instruments and Cash and Cash Equivalents (Continued)

        At December 31, 2012 all debt securities are denominated in $ except for $645 million in CHF (2011: $694 million) and $26 million in EUR (2011: $26 million), respectively.

Cash and Cash Equivalents	2012	2011
	$ m	$ m
Current accounts	2,323	1,877
Time deposits and short-term investments with original maturity less than 90 days(1)	3,229	1,832

Total cash and cash equivalents	5,552	3,709

(1)
This amount contains $79 million (2011: $74 million) which covers a guarantee and so it is restricted in use.

17.    Other Current Assets

	2012	2011
	$ m	$ m
VAT receivable	1,250	1,070
Withholding tax recoverable	167	173
Prepaid expenses
—Third parties	602	694
—Associated companies	6	12
Other receivables
—Third parties	1,057	794
—Associated companies	8	13

Total other current assets	3,090	2,756

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.    Details of Shares and Share Capital Movements

	Number of shares(1)
	Dec 31, 2010	Movement in year	Dec 31, 2011	Movement in year	Dec 31, 2012
Total Novartis shares	2,637,623,000	108,000,000	2,745,623,000	(39,430,000)	2,706,193,000
Total treasury shares	(348,177,822)	9,248,679	(338,929,143)	53,356,317	(285,572,826)

Total outstanding shares	2,289,445,178	117,248,679	2,406,693,857	13,926,317	2,420,620,174

	$ m	$ m	$ m	$ m	$ m
Share capital	957	59	1,016	(15)	1,001
Treasury shares	(125)	4	(121)	29	(92)

Outstanding share capital	832	63	895	14	909

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 99 859 750 treasury shares at December 31, 2012 (2011: 146 273 240), are dividend bearing.

        In 2012, 39.4 million shares were cancelled that had been acquired in 2011 under the share buy-back program via the second trading line of the SIX Swiss Exchange. In 2011, following the Extraordinary General Meeting of Novartis AG on April 8, 2011, 108 million new Novartis shares were issued.

        In 2012, 4.6 million shares were acquired with the intention of retaining in Group Treasury. 8.0 million shares, net were sold or exchanged with associates, mainly due to options being exercised and 10.6 million shares were transferred to associates as part of equity-based compensation. Including the 39.4 million shares that have been cancelled, this led to a decrease of 53.4 million of the treasury shares in 2012. As a consequence, outstanding shares increased by 13.9 million shares.

        In 2011, a total of 54.7 million shares were purchased, including 39.4 million shares that were acquired under the repurchase program via the second trading line on the SIX Swiss Exchange, and 7.2 million shares were transferred to associates as part of equity-based compensation. 56.7 million treasury shares, together with the 108 million newly issued shares, were exchanged for the outstanding interests in Alcon, Inc., which was then merged into Novartis AG on the same day. These movements led to a decrease in the treasury shares of 9.2 million in 2011.

        There are outstanding written call options on Novartis shares of 48 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is $51.66 and they have contractual lives of up to 10 years.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    Non-Current Financial Debt

	2012	2011
	$ m	$ m
Straight bonds	14,783	13,483
Liabilities to banks and other financial institutions(1)	1,004	1,146
Finance lease obligations	3	4

Total (including current portion of non-current financial debt)	15,790	14,633
Less current portion of non-current financial debt	(2,009)	(778)

Total non-current financial debt	13,781	13,855

Straight bonds
3.625% CHF 800 million bond 2008/2015 of Novartis AG, Basel, Switzerland, issued at 100.35%	869	844
3.5% CHF 700 million bond 2008/2012 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 100.32%		744
5.125% $3,000 million bond 2009/2019 of Novartis Securities Investment Ltd., Hamilton, Bermuda, issued at 99.822%	2,988	2,986
4.125% $2,000 million bond 2009/2014 of Novartis Capital Corporation, New York, United States, issued at 99.897%	1,998	1,996
4.25% EUR 1,500 million bond 2009/2016 of Novartis Finance S.A., Luxembourg, Luxembourg, issued at 99.757%	1,974	1,935
1.9% $2,000 million bond 2010/2013 of Novartis Capital Corporation, New York, United States, issued at 99.867%	1,999	1,998
2.9% $2,000 million bond 2010/2015 of Novartis Capital Corporation, New York, United States, issued at 99.522%	1,993	1,990
4.4% $1,000 million bond 2010/2020 of Novartis Capital Corporation, New York, United States, issued at 99.237%	991	990
2.4% $1,500 million bond 2012/2022 of Novartis Capital Corporation, New York, United States, issued at 99.225%	1,483
3.7% $500 million bond 2012/2042 of Novartis Capital Corporation, New York, United States, issued at 98.325%	488

Total straight bonds	14,783	13,483

(1)
Average interest rate 0.8% (2011: 0.9%)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    Non-Current Financial Debt (Continued)

	2012	2011
	$ m	$ m
Breakdown by maturity
2012		778
2013	2,009	2,029
2014	2,713	2,789
2015	3,110	3,108
2016	1,987	1,948
2017	19	3
After 2017	5,952	3,978

Total	15,790	14,633

	2012	2011
	$ m	$ m
Breakdown by currency
	$11,943	9,962
EUR	2,043	2,042
JPY	929	1,031
CHF	869	1,589
Others	6	9

Total	15,790	14,633

Fair value comparison	2012 Balance sheet	2012 Fair values	2011 Balance sheet	2011 Fair values
	$ m	$ m	$ m	$ m
Straight bonds	14,783	16,130	13,483	14,794
Others	1,007	1,007	1,150	1,150

Total	15,790	17,137	14,633	15,944

        The fair values of straight bonds are determined by quoted market prices.

Collateralized non-current financial debt and pledged assets	2012	2011
	$ m	$ m
Total amount of collateralized non-current financial debt	12	7
Total net book value of property, plant & equipment pledged as collateral for non-current financial debt	136	100

        The Group's collateralized non-current financial debt consists of loan facilities at usual market conditions.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.    Non-Current Financial Debt (Continued)

        The percentage of fixed rate financial debt to total financial debt was 80% at December 31, 2012, and 72% at the end of 2011.

        Financial debt, including current financial debt, contain only general default covenants. The Group is in compliance with these covenants.

        The average interest rate on total financial debt in 2012 was 2.9% (2011: 2.7%, 2010: 3.1%).

20.    Provisions and Other Non-Current Liabilities

	2012	2011
	$ m	$ m
Accrued liability for employee benefits:
—Defined benefit pension plans	5,296	2,991
—Other long-term employee benefits and deferred compensation	631	600
—Other post-employment benefits	1,104	1,098
Environmental remediation provisions	1,001	1,059
Provisions for product liabilities, governmental investigations and other legal matters	630	777
Contingent consideration	573	482
Other non-current liabilities	644	785

Total	9,879	7,792

Environmental Remediation Provisions

        The material components of the environmental remediation provisions consist of costs to sufficiently clean and refurbish contaminated sites to the extent necessary and to treat and where necessary continue surveillance at sites where the environmental remediation exposure is less significant. The provision recorded at December 31, 2012 totals $1.1 billion (2011: $1.1 billion) of which $119 million (2011: $59 million) is current.

        A substantial portion of the environmental remediation provision relates to the remediation of Basel regional landfills in the adjacent border areas in Switzerland, Germany and France following internal and external investigations completed during 2007 and the subsequent creation of an environmental remediation provision. The provisions have been re-assessed during 2012 and as a result adjusted.

        In the United States, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect of certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

        The following table shows the movements in the environmental liability provisions during 2012, 2011 and 2010:

	2012	2011	2010
	$ m	$ m	$ m
January 1	1,118	1,126	1,010
Cash payments	(30)	(29)	(20)
Releases	(39)	(8)	(2)
Interest expense arising from discounting provisions	33	29	39
Additions	10
Currency translation effects	28		99

December 31	1,120	1,118	1,126
Less current liability	(119)	(59)	(60)

Non-current environmental remediation liability provisions at December 31	1,001	1,059	1,066

        The expected timing of the related cash outflows as of December 31, 2012 is currently projected as follows:

Expected cash outflows
$ m
Due within two years	270
Due later than two years, but less than five years	377
Due later than five years but less than ten years	433
Due after ten years	40

Total environmental remediation liability provisions	1,120

 Provisions for Product Liabilities, Governmental Investigations and Other Legal Matters

        Novartis has established provisions for certain product liabilities, governmental investigations and other legal matters, including provisions for expected legal costs. These provisions represent the Group's current best estimate of the total financial effect for the matters listed below and for other less significant matters where there is a probable potential cash outflow. Such potential cash outflows might be fully or partially off-set by insurance in certain instances. Of the matters listed below in which the Group has an adverse damage award, no provision has been made for the $30 million Mississippi Chancery Court Average Wholesale Price verdict since, per the Group's current best estimate based on its views as to the merits of the case and its experience in such matters, Novartis currently believes that it ultimately will prevail in the case on appeal. Novartis has also not established provisions for potential damage awards for certain additional legal matters against our subsidiaries which have not yet gone to trial, since Novartis currently believes that it ultimately will prevail in them. These matters include more than 700 product liability cases and certain other legal matters. Plaintiffs' alleged claims in these matters amount to an aggregate of approximately $1 billion. In addition, in some of these matters there are claims for punitive

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

damages that are partially unspecified and partially currently unquantifiable. A number of other legal matters are in such early stages that the Group has not made any provisions other than for legal fees since it cannot currently estimate any potential outcome of these cases and potential losses.

Legal Matters

        A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings that arise from time to time, including proceedings regarding product liability, commercial disputes, employment and wrongful discharge, antitrust, securities, sales and marketing practices, health and safety, environmental, tax, privacy, and intellectual property matters. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance and could affect our business and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flows.

        Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including corruption, marketing practices, insider trading, antitrust, trade restrictions, embargo legislation and data privacy. Responding to such investigations is costly and requires an increasing amount of management's time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries and may lead to litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities. Those settlements have involved and may continue to involve large cash payments, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of healthcare fraud cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Also, matters underlying governmental investigations and settlements may be the subject of separate private litigation.

        Below is a summary of significant legal proceedings to which Novartis or its subsidiaries are a party or were a party and which were concluded in 2012.

Governmental Investigations

Western District of New York (WDNY) investigation

        In 2010, NPC became aware of an investigation by the USAO for the WDNY into informed consent issues relating to clinical trials in China and into marketing practices, including the remuneration of healthcare providers, in connection with a number of Novartis products. NPC is cooperating with the investigation which is civil in nature. In the fourth quarter of 2012, the Company learned that the Government is not pursuing further informed consent issues relating to clinical trials in China. The Government continues to investigate marketing practices, including marketing practices concerning Zometa.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

Southern District of New York (SDNY) investigation

        In 2011, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney's Office (USAO) for the SDNY requesting the production of documents relating to marketing practices, including the remuneration of healthcare providers, in connection with three NPC products Lotrel, Starlix and Valturna). NPC is cooperating with the investigation which is civil and criminal in nature.

Northern District of Georgia (NDGA) investigation

        In 2011, Alcon Laboratories Inc. (Alcon) received a subpoena from the United States Department of Health & Human Services relating to an investigation into allegations of healthcare fraud. The subpoena requests the production of documents relating to marketing practices, including the remuneration of healthcare providers in connection with certain Alcon products (Vigamox, Nevanac, Omnipred, Econopred; surgical equipment). Alcon is cooperating with the investigation which is civil in nature and led by the NDGA.

Western District of Kentucky (WDKY) investigation

        In 2012, NPC received a subpoena from the USAO for the WDKY requesting the production of documents relating to marketing practices, including remuneration of healthcare providers, in connection with certain NPC products (including Tekturna and its combination products). NPC is cooperating with the investigation, which is civil and criminal in nature.

SDNY Specialty Pharmacy investigation

        In 2012, NPC received a civil investigative demand from the USAO for the SDNY requesting information regarding its interactions with specialty pharmacies concerning certain NPC products (including Gleevec and Gilenya). NPC is cooperating with the investigation, which is civil in nature.

Northern District of Texas (NDTX) investigation

        In 2012, Alcon was notified that the USAO for the NDTX is conducting an investigation relating to the export of Alcon products to various countries subject to United States trade sanctions, including Iran, and received a grand jury subpoena requesting the production of documents for a period beginning in 2005 relating to this investigation. Alcon is cooperating with the investigation.

European Commission (EC) Dawn Raid at Sandoz France

        In 2009, the EC searched the offices of Sandoz S.A.S. in France (Sandoz France), alleging that Sandoz France entered into anti-competitive price coordination practices with other generic pharmaceutical companies and via the French trade association for generic pharmaceutical companies. Sandoz France is cooperating with the EC. No follow-up requests have been received from the EC so far.

EC Fentanyl investigation

        In 2010, the EC conducted dawn raids at the Dutch and German offices of Sandoz. On October 18, 2011, the EC decided to initiate proceedings against Sandoz BV, Novartis AG, Janssen-Cilag BV and Johnson & Johnson to assess whether contractual arrangements between Janssen-Cilag BV, Hexal BV and

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

Sandoz BV may have had the object or effect of hindering the entry of generic Fentanyl patches in the Netherlands. The Commission issued a press release announcing the adoption of its decision to initiate proceedings on October 21, 2011. Sandoz BV and Novartis AG are cooperating with the EC.

Product liability matters

Zometa/Aredia product liability litigation

        NPC and other Novartis subsidiaries are defendants in approximately 700 cases brought in United States courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

        The majority of the United States cases are consolidated in two venues—a federal multidistrict litigation proceeding and a separate state court proceeding in New Jersey. The first trial out of the state court consolidated proceedings was held in New Jersey in September and October 2010 and resulted in a defense verdict in favor of NPC. On June 13, 2012, the New Jersey Court of Appeals affirmed the judgment in favor of NPC. Plaintiffs petitioned the New Jersey Supreme Court for further review and their petition was subsequently denied. The judgment in favor of NPC is final.

        A prior state court case unrelated to the consolidated proceedings held in October 2009 resulted in a plaintiff's verdict, which the Montana Supreme Court affirmed on appeal in December 2010.

        The first federal trial took place in November 2010 in the United States District Court for the Middle District of North Carolina and resulted in a plaintiffs' verdict. NPC filed an appeal against this verdict which remains pending. The second federal trial took place in May 2011 in the United States District Court for the Eastern District of New York (EDNY) and resulted in a defense verdict in favor of NPC. Plaintiff filed an appeal against this verdict, and on August 29, 2012, the United States Court of Appeals for the Second Circuit affirmed the verdict in favor of NPC, which is final.

        The next federal trial began in the United States District Court for the WDKY on January 9, 2012. On January 31, 2012, the jury returned a verdict in favor of NPC, which was not appealed by plaintiff and which is therefore final. A further federal trial began in the United States District Court for the Eastern District of Missouri on January 23, 2012. On February 1, 2012, the jury returned a verdict in favor of NPC. On March 5, 2012, plaintiff filed a notice of appeal. On April 11, 2012, the United States Court of Appeals for the Eighth Circuit dismissed the appeal; judgment has been entered for NPC, which is final. The next federal trial began in the United States District Court for the Western District of Missouri on March 20, 2012. On April 6, 2012, it resulted in a plaintiff's verdict for compensatory damages of $0.2 million. No punitive damages were awarded. NPC filed a motion for judgment as a matter of law on May 7, 2012, which was subsequently denied. On August 31, 2012, NPC filed an appeal against the verdict with the United States Court of Appeals for the Eighth Circuit, which remains pending. A further federal trial started in the United States District Court for the Eastern District of North Carolina on September 19, 2012. On September 21, 2012, this case was dismissed with prejudice by plaintiff. This dismissal is therefore final. On October, 3, 2012, a further federal trial started in the United States District Court for the EDNY. On November 2, 2012, the jury returned a verdict in plaintiff's favor and awarded plaintiff $0.45 million in compensatory damages and $10 million in punitive damages. The Court has not yet entered judgment. The punitive damages award will be capped by statute at five times the compensatory damages award, and NPC believes that as a matter of law plaintiff is not entitled to punitive damages. On November 30, 2012, NPC filed a motion to further reduce the punitive damages award. On December 20,

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

2012, NPC filed a motion for mistrial (seeking a new trial) based on the jury's consideration of evidence outside the record. NPC will continue to challenge the verdict in its entirety and intends to file additional post-trial motions and an appeal if necessary.

        The next federal trial is scheduled to begin in the United States District Court for the Middle District of Florida on February 11, 2013.

        Further trials are scheduled for 2013.

Hormone Replacement Therapy product liability litigation

        NPC and other Novartis subsidiaries are defendants, along with various other pharmaceutical companies in the United States, in more than 30 cases brought in United States courts in which plaintiffs claim to have been injured by hormone replacement therapy products. Discovery is ongoing, but currently inactive as to NPC.

Elidel® product liability litigation

        NPC and other Novartis subsidiaries are defendants in more than 20 cases brought in United States courts in which plaintiffs claim to have experienced injuries, mainly various types of cancer, after having been treated with Elidel® a medicine for atopic dermatitis.

Other matters

Average Wholesale Price litigation

        Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) which is or has been used by state Medicaid agencies to calculate reimbursements to healthcare providers.

        In 2011, Sandoz Inc. (Sandoz) reached an agreement in principle to settle the state portion of the New York City and New York Counties federal and state court cases for $22 million and the state portion of the Iowa case for $3 million. The settlement amount of $25 million for the Iowa and the New York settlements together was fully provisioned for in the fourth quarter of 2011. The settlement agreements have been executed by all parties and payments of the Iowa and the New York settlements were made in the first half of 2012. All related cases have been dismissed.

        A bench trial against Sandoz in Mississippi Chancery Court ended on April 15, 2011. On September 2, 2011, the court rendered an opinion in favor of Sandoz on the false claims, conspiracy, and anti-kickback provisions but against Sandoz on the other causes of action and awarded plaintiff a total of $38.2 million ($23.7 million in compensatory damages, $2.7 million in civil penalties and $11.8 million in punitive damages). On October 4, 2011, the court granted Sandoz' motion to amend the opinion and withdrew the punitive damages award. On March 30, 2012, an evidentiary hearing took place in order to determine whether punitive damages are appropriate and, if so, in what amount punitive damages should be awarded. On June 19, 2012, the court limited the punitive damages award to $3.75 million. Judgment was entered on August 7, 2012. On August 17, 2012, the State filed a motion to alter the judgment. On August 30, 2012, the court denied the State's request to alter the judgment. On September 27, 2012, Sandoz filed its notice of appeal. On October 11, 2012, the State filed a notice of cross-appeal.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

        On July 13, 2012, the Alabama Supreme Court rendered judgment in Sandoz' favor and overturned the February 2009 Montgomery County, Alabama Circuit Court jury verdict against Sandoz in the amount of $78 million (compensatory damages of $28 million and punitive damages of $50 million). This judgment in favor of Sandoz is final.

        On October 12, 2012, the Kentucky Court of Appeals ruled in Sandoz' favor and reversed the Franklin Circuit Court's 2009 jury verdict and judgment against Sandoz in the amount of $27 million (compensatory damages of $16 million and penalties of $11 million). The Court of Appeals remanded the case to the Franklin Circuit Court with directions to enter judgment for Sandoz. On November 13, 2012, the Commonwealth of Kentucky filed a petition seeking discretionary review from the Kentucky Supreme Court, which remains pending.

        Further trials, including Sandoz and NPC, are currently scheduled for 2013.

Concluded legal matters

Wage and Hour litigation

        In 2006, certain pharmaceutical sales representatives filed suit in a state court in California and in the United States District Court for the SDNY against NPC alleging that NPC violated wage and hour laws by misclassifying the pharmaceutical sales representatives as "exempt" employees, and by failing to pay overtime compensation. These actions were part of a number of lawsuits against pharmaceutical companies that challenge the industry's long-term practice of treating pharmaceutical sales representatives as salaried employees. NPC agreed with the plaintiffs to end the ongoing proceedings and to provide a payment of up to $99 million for eligible class members; the full amount of $99 million was provisioned for in the third quarter of 2011 and in the first quarter of 2012. This settlement resolves the wage and hour claims brought in 2006, as well as additional wage and hour claims covering a more recent time period. On May 31, 2012, the judge granted final approval of the settlement and dismissed the case with prejudice.

Lucentis patent litigation

        Novartis Group companies were sued by and sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleged that the sale of Lucentis in these countries infringed its patents and its rights under its Supplementary Protection Certificates (SPC).

        In the United Kingdom, a trial took place in May 2011. On July 5, 2011, the United Kingdom court issued its decision and held that Novartis did not infringe MedImmune's patents and that MedImmune's patents were invalid. MedImmune filed an appeal against this decision. A separate trial to hear Novartis' challenge against the validity of MedImmune's United Kingdom SPC took place on February 3, 2012, and the United Kingdom court found the SPC to be invalid. MedImmune appealed this decision. On July 11, 2012, the United Kingdom Court of Appeal held that MedImmune's patent was invalid (and thereby also the SPC extension), upholding the first instance decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court found that the import and sale of Lucentis infringes one of the two MedImmune patents in dispute and the related SPC right in Germany. This decision was appealed. The German invalidity trial on the other MedImmune patent took place on January 24, 2012, and the Federal Patent Court found this patent to be invalid. The trial on the validity of

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.    Provisions and Other Non-Current Liabilities (Continued)

MedImmune's German SPC took place on May 2, 2012, and the Federal Patent Court found the SPC to be invalid. On June 26, 2012, the European Patent Office also held that the MedImmune patent, which forms the basis for the SPCs, is invalid. The parties agreed to a confidential settlement on November 6, 2012 and all actions have been dismissed.

Summary of Product Liabilities, Governmental Investigations and Other Legal Matters Provision Movements:

	2012	2011	2010
	$ m	$ m	$ m
January 1	1,182	1,384	1,542
Impact of business combinations	60		15
Cash payments	(362)	(772)	(669)
Releases of provisions	(262)	(16)	(53)
Additions to provisions	389	584	541
Currency translation effects	(9)	2	8

December 31	998	1,182	1,384
Less current liability	(368)	(405)	(691)

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	630	777	693

        Novartis believes that its total provisions for product liability, governmental investigations and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided.

21.    Current Financial Debt

	2012	2011
	$ m	$ m
Interest-bearing accounts of associates	1,541	1,357
Bank and other financial debt	1,270	2,053
Commercial paper	963	2,156
Current portion of non-current financial debt	2,009	778
Fair value of derivative financial instruments	162	30

Total current financial debt	5,945	6,374

        The consolidated balance sheet values of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.

        The weighted average interest rate on the bank and other current financial debt (including employee deposits from the compensation of associates employed by Swiss entities) was 2.1% in 2012 and 1.7% in 2011.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Provisions and Other Current Liabilities

	2012	2011
	$ m	$ m
Taxes other than income taxes	561	578
Restructuring provisions	221	349
Accrued expenses for goods and services received but not invoiced	576	678
Provisions for royalties	452	443
Provisions for revenue deductions	4,072	3,742
Provisions for compensation and benefits including social security	2,222	2,116
Environmental remediation liabilities	119	59
Deferred income	71	70
Provision for product liabilities, governmental investigations and other legal matters	368	405
Accrued share-based payments	262	217
Other payables	1,519	1,422

Total provisions and other current liabilities	10,443	10,079

        Provisions are based upon management's best estimate and adjusted for actual experience. Such adjustments to the historic estimates have not been material.

Provision for Deductions from Revenue

        The following table shows the movement of the provision for deductions from revenue:

	2012	2011	2010
	$ m	$ m	$ m
January 1	3,742	3,097	2,094
Impact of business combinations	174		379
Additions	12,150	11,713	8,752
Payments/utilizations	(11,938)	(10,749)	(8,172)
Changes in offset against gross trade receivables	(90)	(227)	68
Currency translation effects	34	(92)	(24)

December 31	4,072	3,742	3,097

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Provisions and Other Current Liabilities (Continued)

Restructuring Provision Movements

$ m
January 1, 2010	97
Additions	261
Cash payments	(93)
Releases	(18)
Currency translation effects	(6)

December 31, 2010	241
Additions	346
Cash payments	(203)
Releases	(37)
Currency translation effects	2

December 31, 2011	349
Additions	281
Cash payments	(299)
Releases	(115)
Currency translation effects	5

December 31, 2012	221

        In 2012, additions to provisions of $281 million were incurred in the Pharmaceuticals Division marketing & sales organization in conjunction with the anticipation of patent expirations, in Alcon as a result of its continuing integration and in Sandoz due to the integration of the recently acquired company Fougera. Other Group initiatives to further simplify the organization were mainly related to Consumer Health and Sandoz.

        In 2011, additions to provisions of $346 million were incurred in the Pharmaceuticals Division in conjunction with the transfer, outsourcing, closure of selected research operations, as well as simplifying and streamlining of certain development and support functions and in Alcon in conjunction with its integration. Other initiatives mainly includes costs incurred in conjunction with the Group-wide review of its manufacturing sites, mainly in Switzerland, United Kingdom, United States, Italy and Puerto Rico.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.    Provisions and Other Current Liabilities (Continued)

        The releases to income in 2012 and 2011 of $115 million and $37 million, respectively, were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Additions to provision		Termination costs		Third party costs(1)		Number of employees affected
Initiative	2012	2011	2012	2011	2012	2011	2012	2011
	$ m	$ m	$ m	$ m	$ m	$ m
Pharmaceuticals Research & Development		151		139		12		1,000
Pharmaceuticals Marketing & Sales organization	190		181		9		1,850
Alcon integration	32	62	31	47	1	15	320	300
Fougera integration	18		15		3		140
Various Group initiatives to simplify organizational structure—including manufacturing sites	41	133	28	113	13	20	150	1,300

Total	281	346	255	299	26	47	2,460	2,600

(1)
Third party costs are mainly associated with lease and other obligations due to abandonment of certain facilities.

23.    Details to the Consolidated Cash Flow Statements

23.1)    Reversal of Non-Cash Items

	2012	2011	2010
	$ m	$ m	$ m
Taxes	1,625	1,528	1,733
Depreciation, amortization and impairments on
Property, plant & equipment	1,743	2,141	1,373
Intangible assets	3,177	3,647	2,046
Financial assets	34	192	158
Income from associated companies	(552)	(528)	(804)
Gains on disposal of property, plant & equipment, intangible, financial and other non-current assets, net	(294)	(518)	(429)
Equity-settled compensation expense	746	790	655
Change in provisions and other non-current liabilities	539	1,295	802
Net financial income	820	753	628

Total reversal of non-cash items	7,838	9,300	6,162

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    Details to the Consolidated Cash Flow Statements (Continued)

23.2)    Cash Flows from Changes in Working Capital and Other Operating Items included in Operating Cash Flow

	2012	2011	2010
	$ m	$ m	$ m
(Increase) / decrease in inventories	(701)	45	965
Decrease / (increase) in trade receivables	369	(732)	26
Increase in trade payables	515	195	490
Change in other net current assets and other operating cash flow items	(323)	379	281

Total	(140)	(113)	1,762

23.3)    Cash Flow arising from Acquisitions and Divestments of Businesses

        The following is a summary of the cash flow impact of those significant transactions described in note 2 and other smaller transactions:

	2012 Acquisitions	2011 Acquisitions	2011 Divestments	2010 Acquisitions
	$ m	$ m	$ m	$ m
Property, plant & equipment	(126)	(66)	16	(1,419)
Currently marketed products	(521)	(101)		(10,561)
Marketing know-how				(5,960)
Alcon brand name				(2,980)
Acquired research & development	(173)	(7)		(1,418)
Technologies	(371)	(3)		(5,460)
Software and other intangible assets		(1)		(44)
Financial and other assets including deferred tax assets	(165)	(7)		(904)
Inventories	(88)	(15)	8	(1,112)
Trade accounts receivables and other current assets	(90)	(52)	5	(1,696)
Marketable securities and cash	(167)	(186)	1	(3,130)
Long-term and short-term financial debt	4			384
Trade payables and other liabilities including deferred tax liabilities	747	66	(7)	6,626

Net identifiable assets acquired or divested	(950)	(372)	23	(27,674)
Acquired / divested liquidity	167	63	(1)	2,176
Non-controlling interest	29	19		6,338
Fair value of previously held equity interests	22			10,320

Sub-total	(732)	(290)	22	(8,840)
Goodwill	(1,026)	(303)		(17,986)
Deferred consideration	17	2		160

Net cash flow	(1,741)	(591)	22	(26,666)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.    Details to the Consolidated Cash Flow Statements (Continued)

        Note 2 and 24 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

24.    Acquisitions of Businesses

Assets and Liabilities Arising from Acquisitions

Fair value	2012	2011
	$ m	$ m
Property, plant & equipment	126	66
Currently marketed products	521	101
Acquired research & development	173	7
Technologies	371	3
Software and other intangible assets		1
Financial and other assets including deferred tax assets	165	7
Inventories	88	15
Trade accounts receivable and other current assets	90	52
Marketable securities and cash	167	186
Long-term and short-term financial debt	(4)
Trade payables and other liabilities including deferred tax liabilities	(747)	(66)

Net identifiable assets acquired	950	372
Acquired liquidity	(167)	(63)
Non-controlling interest	(29)	(19)
Goodwill	1,026	303

Net assets recognized as a result of business combinations	1,780	593

        Note 2 details significant acquisitions of businesses. The 2012 and 2011 goodwill arising out of the acquisitions reflects mainly the value of future products and the acquired assembled workforce.

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

        Defined benefit pension plans cover a significant number of the Group's associates. The defined benefit obligations and related plan assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair value and their actual return in 2012 was a gain of $1,508 million (2011: loss of $129 million) for pension plans. The defined benefit obligation of unfunded pension plans was $1,282 million at December 31, 2012 (2011: $1,120 million) and for unfunded other post-employment plans $862 million (2011: $870 million).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Post-Employment Benefits of Associates (Continued)

        The following table is a summary of the funded and unfunded pension and other post-employment benefit plans of associates at December 31, 2012 and 2011:

	Pension plans		Other post-employment benefit plans
	2012	2011	2012	2011
	$ m	$ m	$ m	$ m
Benefit obligation at January 1	21,730	20,568	1,241	1,247
Service cost	395	423	44	60
Interest cost	665	732	48	60
Actuarial losses/(gains)	3,080	822	(14)	37
Plan amendments	(6)	18	(3)	(46)
Currency translation effects	488	(92)	2	(3)
Benefit payments	(1,223)	(1,231)	(50)	(47)
Contributions of associates	189	187	3	3
Effect of acquisitions, divestments or transfers	185	303		(70)

Benefit obligation at December 31	25,503	21,730	1,271	1,241

Fair value of plan assets at January 1	18,826	19,265	222	228
Expected return on plan assets	829	909	14	15
Actuarial gains/(losses)	679	(1,038)	13	(18)
Currency translation effects	408	(2)
Novartis Group contributions	497	367	35	50
Contributions of associates	189	187	3	3
Plan amendments	(2)	(2)
Benefit payments	(1,223)	(1,231)	(50)	(47)
Effect of acquisitions, divestments or transfers	79	371		(9)

Fair value of plan assets at December 31	20,282	18,826	237	222

Funded status	(5,221)	(2,904)	(1,034)	(1,019)
Unrecognized past service cost	1	2	(70)	(79)
Limitation on recognition of fund surplus	(21)	(51)

Net liability in the balance sheet at December 31	(5,241)	(2,953)	(1,104)	(1,098)

Amounts recognized in the consolidated balance sheet
Prepaid benefit cost	55	38
Accrued benefit liability	(5,296)	(2,991)	(1,104)	(1,098)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Post-Employment Benefits of Associates (Continued)

        The net periodic benefit cost recorded in the consolidated income statement consists of the following components:

	Pension plans			Other post-employment benefit plans
	2012	2011	2010	2012	2011	2010
	$ m	$ m	$ m	$ m	$ m	$ m
Components of net periodic benefit cost
Service cost	395	423	350	44	60	58
Interest cost	665	732	667	48	60	45
Expected return on plan assets	(829)	(909)	(778)	(14)	(15)	(5)
Recognized past service cost	1	3	2	(12)	(5)	(5)
Curtailment and settlement losses/(gains)	(4)	18	(270)

Net periodic benefit cost/(income)	228	267	(29)	66	100	93

        The following table shows the principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits of associates:

	Pension plans			Other post-employment benefit plans
	2012	2011	2010	2012	2011	2010
	%	%	%	%	%	%
Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	2.4%	3.2%	3.5%	3.6%	4.3%	5.3%
Expected rate of pension increase	0.9%	0.9%	0.9%
Expected rate of salary increase	3.3%	3.3%	3.5%
Interest on savings account	1.6%	2.5%	2.8%
Current average life expectancy for a 65-year-old male/female	21/23 years	20/22 years	19/22 years	19/21 years	20/22 years	19/21 years
Weighted average expected return on assets for the period	4.6%	4.6%	4.6%

        Defined benefit pension plans in Switzerland, United States, United Kingdom, Germany and Japan represent about 95% of the Group's total defined benefit pension obligation. In all of these countries the defined benefit pension obligation is significantly impacted by assumptions regarding the discount rate. Furthermore, the rate for pension increases significantly affects the value of most plans in Switzerland, Germany and the United Kingdom. Generational mortality tables are used where this data is available.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Post-Employment Benefits of Associates (Continued)

        The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for plans in Switzerland, United States, United Kingdom, Germany and Japan:

Change in 2012 year end defined benefit pension obligation
$ m
25 basis point increase in discount rate	(791)
25 basis point decrease in discount rate	838
1 year increase in life expectancy	872
25 basis point increase in rate of pension increase	521
25 basis point decrease in rate of pension increase	(495)
25 basis point increase of interest on savings account	70
25 basis point decrease of interest on savings account	(68)
25 basis point increase in rate of salary increase	68
25 basis point decrease in rate of salary increase	(69)

        The following table shows a five-year summary reflecting the funding of defined benefit pensions and the impact of historical deviations between expected and actual return on plan assets and experience adjustments on defined benefit pension obligations.

	2012	2011	2010	2009	2008
	$ m	$ m	$ m	$ m	$ m
Plan assets	20,282	18,826	19,265	17,611	16,065
Defined benefit obligations	(25,503)	(21,730)	(20,568)	(18,009)	(17,643)

Deficit	(5,221)	(2,904)	(1,303)	(398)	(1,578)

Differences between expected and actual return on plan assets	679	(1,038)	(164)	981	(3,006)
Experience adjustments on defined benefit obligation	(16)	18	26	12	(72)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Post-Employment Benefits of Associates (Continued)

        The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2012 and 2011:

	Pension plans
	Long-term target	2012	2011
	%	%	%
Equity securities	15–35	29	25
Debt securities	30–65	43	49
Real estate	5–20	13	13
Alternative investments	0–20	9	9
Cash and other investments	0–15	6	4

Total		100	100

        Strategic pension plan asset allocations are determined with the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may periodically be permitted to deviate from policy targets. Expected return assumptions are reviewed periodically and are based on each plan's strategic plan asset mix. Factors considered in the estimate of the expected return on plan assets are the risk free interest rate together with risk premiums on the plan assets of each pension plan.

        The expected future cash flows in respect of pension and other post-employment benefit plans at December 31, 2012 were as follows:

	Pension plans	Other post-employment benefit plans
	$ m	$ m
Novartis Group contributions
2013 (estimated)	463	42

Expected future benefit payments
2013	1,323	55
2014	1,329	57
2015	1,347	60
2016	1,355	62
2017	1,365	64
2018–2022	6,933	356

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.    Post-Employment Benefits of Associates (Continued)

        The healthcare cost trend rate assumptions for other post-employment benefits are as follows:

Healthcare cost trend rate assumptions used	2012	2011	2010
Healthcare cost trend rate assumed for next year	7.1%	7.7%	7.9%
Rate to which the cost trend rate is assumed to decline	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2020	2020	2019

        A one percentage point change in the assumed healthcare cost trend rates compared to those used for 2012 would have had the following effects:

	1% point increase	1% point decrease
	$ m	$ m
Effects on total of service and interest cost components	14	(11)
Effect on post-employment benefit obligations	195	(157)

        The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2012 was 19.8 million shares with a market value of $1.2 billion (2011: 19.8 million shares with a market value of $1.1 billion).

Defined Contribution Plans

        In many subsidiaries, associates are covered by defined contribution plans and other long-term benefits. Contributions charged to the 2012 consolidated income statement for the defined contribution plans were $345 million (2011: $337 million, 2010: $269 million).

26.    Equity-Based Participation Plans of Associates

        The expense related to all equity-based participation plans in the 2012 consolidated income statement was $1.0 billion (2011: $1.0 billion, 2010: $841 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of $262 million (2011: $217 million, 2010: $200 million).

        Equity-based participation plans can be separated into the following plans.

Novartis Equity Plan "Select"

        The Equity Plan "Select" is a global equity incentive plan under which eligible associates, including Executive Committee members, may annually be awarded a grant capped at 200% of target. The equity-based long-term incentive is subject to the achievement of predetermined business and individual performance objectives at grant. No awards are granted for performance ratings below a certain threshold.

        The Equity Plan "Select" allows its participants to choose the form of their equity compensation in restricted shares (or, in some jurisdictions, restricted share units (RSUs)), tradable share options, or a combination of both. The vesting period for the plan is three years except for grants prior to 2012 in Switzerland which had a two years vesting period.

        In some jurisdictions, RSUs are granted rather than shares. Each RSU is equivalent in value to one Novartis share and is converted into one share at the vesting date. RSUs do not carry any voting or

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

dividend rights, except for the United States where employees receive a dividend equivalent during the vesting period for the 2010 grants. Each restricted share is entitled to voting rights and payment of dividends during the vesting period.

        Tradable share options expire on their 10th anniversary from grant date. Each tradable share option granted to associates entitles the holder to purchase after vesting (and before the 10th anniversary from grant date) one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date.

        The terms and conditions of the Novartis Equity Plan "Select" outside North America are substantially equivalent to the Novartis Equity Plan "Select" for North America. Share options of the Novartis Equity Plan "Select" for North America have only been tradable since 2004.

Novartis Equity Plan "Select" outside North America

        The expense recorded in the 2012 consolidated income statement relating to both shares and share options under this plan amounted to $122 million (2011: $158 million, 2010: $149 million). Participants in this plan were granted in 2012 a total of 2.4 million restricted shares and RSUs at CHF 54.20 (2011: 2.2 million restricted shares and RSUs at CHF 54.70).

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" outside North America
	2012	2011
Valuation date	January 19, 2012	January 19, 2011
Expiration date	January 19, 2022	January 19, 2021
Closing share price on grant date	CHF 54.20	CHF 54.70
Exercise price	CHF 54.20	CHF 54.70
Implied bid volatility	14.85%	14.90%
Expected dividend yield	4.82%	4.82%
Interest rate	0.94%	2.06%
Market value of option at grant date	CHF 4.30	CHF 5.06

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

	2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	35.5	53.5	34.7	52.3
Granted	5.4	57.6	5.7	57.0
Sold	(6.3)	50.8	(3.9)	46.4
Forfeited or expired	(1.4)	57.5	(1.0)	56.6

Outstanding at December 31	33.2	54.5	35.5	53.5

Exercisable at December 31	24.4	53.5	22.2	52.4

        All share options were granted at an exercise price which was equal to the market price of the Group's shares at the grant date and for 2002 and 2003 was greater than the market price of the Group's shares at the grant date. The weighted average exercise price during the period the options were sold in 2012 was $50.79. The weighted average share price at the dates of sale was $55.56.

        The following table summarizes information about share options outstanding at December 31, 2012:

	Options outstanding
Range of exercice prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
	(millions)	(years)	($)
45–49	7.1	4.4	46.9
50–54	9.0	6.0	54.4
55–59	17.1	6.5	57.8

Total	33.2	5.9	54.5

Novartis Equity Plan "Select" for North America

        The expense recorded in the 2012 consolidated income statement relating to both shares and share options under this plan amounted to $297 million (2011: $263 million, 2010: $237 million). Participants in this plan were granted a total of 5.1 million restricted shares and RSUs at $58.33 (2011: 4.1 million restricted shares and RSUs at $57.07).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

        The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Novartis Equity Plan "Select" for North America
	2012	2011
Valuation date	January 19, 2012	January 19, 2011
Expiration date	January 19, 2022	January 19, 2021
Closing ADS price on grant date	$58.33	$57.07
Exercise price	$58.33	$57.07
Implied bid volatility	12.20%	13.80%
Expected dividend yield	4.82%	4.83%
Interest rate	2.09%	3.50%
Market value of option at grant date	$4.14	$5.94

        The following table shows the activity associated with the share options during the period:

	2012		2011
	ADS options	Weighted average exercise price	ADS options	Weighted average exercise price
	(millions)	($)	(millions)	($)
Options outstanding at January 1	58.5	52.1	60.0	51.1
Granted	18.5	58.3	11.8	57.1
Sold or exercised	(17.0)	48.3	(10.2)	52.2
Forfeited or expired	(3.7)	56.1	(3.1)	51.6

Outstanding at December 31	56.3	55.1	58.5	52.1

Exercisable at December 31	19.0	51.9	19.6	52.6

        All share options were granted at an exercise price which was equal to the market price of the American Depositary Shares (ADSs) at the grant date. The weighted average exercise price during the period the share options were sold or exercised in 2012 was $48.25. The weighted average share price at the dates of sale or exercise was $58.48.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

        The following table summarizes information about ADS options outstanding at December 31, 2012:

	ADS options outstanding
Range of exercice prices ($)	Number outstanding	Average remaining contractual life	Weighted average exercise price
	(millions)	(years)	($)
35–39	0.5	0.1	36.3
45–49	8.7	4.9	46.6
50–54	13.2	6.5	53.8
55–59	33.9	7.8	57.9

Total	56.3	6.9	55.1

Long-Term Performance Plan

        The Long-Term Performance Plan (LTPP) is an equity plan for key executives designed to foster long-term commitment by aligning the incentives of key executives to the performance of Novartis. The LTPP is offered to selected executives, who are in key positions and have a significant impact on the long-term success of Novartis. It is capped at 200% of target. The rewards are based on rolling three year global performance objectives focused on the Novartis Economic Value Added (NVA) measured annually. The NVA is calculated based on Group operating income adjusted for interest, taxes and cost of capital charge. The performance realization of a plan cycle is obtained right after the end of the third plan year by adding together the annual NVA realizations of all plan years of the plan cycle. The performance ratio for a plan cycle is obtained by dividing the performance realization for the plan cycle with the performance target for the plan cycle, expressing the result as a percentage. The LTPP only allows a payout if the actual NVA exceeds predetermined target thresholds.

        At the beginning of every performance period, plan participants are granted RSUs, which are converted into Novartis shares after the performance period.

        At the end of the three-year performance period, the Compensation Committee adjusts the number of RSUs earned based on actual performance. RSUs are converted into unrestricted Novartis shares without an additional vesting period. In the United States, awards may also be delivered in cash under the United States deferred compensation plan.

        The expense recorded in the 2012 consolidated income statement related to this plan amounted to $34 million (2011: $40 million, 2010: $32 million). On January 19, 2012 a total of 0.4 million RSUs (2011: 0.4 million RSUs) were granted to 139 key executives participating in this plan.

Other Share Awards

        Selected associates may exceptionally receive special awards of restricted shares or RSUs. These special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance and aim at retaining key contributors. They are based on a formal internal selection process, in which the individual performance of each candidate is thoroughly assessed at several management

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

levels. In exceptional circumstances, special equity grants may be rewarded to attract special expertise and new talents into the organization. These grants are consistent with market practice and Novartis' philosophy to attract, retain and motivate best in class talents around the world.

        Restricted special awards generally have a five-year vesting period. Worldwide 787 associates at different levels in the organization were awarded restricted shares in 2012. The expense recorded for such special share awards in the 2012 income statement amounted to $24 million (2011: $27 million, 2010: $33 million). During 2012, a total of 0.8 million restricted shares and RSUs (2011: 1.5 million restricted shares and RSUs) were granted to executives and selected associates.

        In addition, in 2012, Board members received 0.2 million unrestricted shares with a market value of $12 million as part of their remuneration.

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

        Novartis currently has three share savings plans:

  –
  Worldwide 30 key executives were invited to participate in a leveraged share savings plan based on their performance in 2011. Instead of cash, their annual incentive was elected to be awarded partly or entirely in shares. The elected number of shares were delivered in 2012 and are subject to a holding period of five years. At the end of the holding period, Novartis will match the invested shares at a ratio of 1-to-1 (i.e. one share awarded for each invested share).

  –
  In Switzerland, the Employee Share Ownership Plan (ESOP) was available to 12,688 associates in 2011. Participants within this plan may choose to receive the incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash or (iii) 100% in cash. After expiration of a three-year holding period of Novartis shares invested under the ESOP, each participant will receive one free matching share for every two Novartis shares invested. A total of 5,050 associates chose to receive shares under the ESOP for their performance in 2011 and the shares were delivered in 2012.

  –
  In the United Kingdom, 2,743 associates can invest up to 5% of their monthly salary in shares (up to a maximum of GBP 125) and also may be invited to invest all or part of their net annual incentive in shares. Two invested shares are matched with one share with a holding period of three years. During 2012, 1,576 associates elected to participate in this plan.

        Associates may only participate in one of these plans in any given year.

        The expense recorded in the 2012 income statement related to these plans amounted to $459 million (2011: $429 million, 2010: $366 million). During 2012, a total of 5.7 million shares (2011: 5.4 million shares) were granted to participants of these plans.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

Summary of non-vested share movements

        The table below provides a summary of non-vested share movements (restricted shares, RSUs and ADSs) for all plans:

	2012		2011
	Number of shares in millions	Fair value in $ m	Number of shares in millions	Fair value in $ m
Non-vested shares at January 1	20.8	1,180.1	17.7	1,015.7
Granted	16.3	935.3	14.3	823.9
Vested	(12.0)	(701.2)	(10.0)	(590.1)
Forfeited	(1.4)	(84.5)	(1.2)	(69.4)

Non-vested shares at December 31	23.7	1,329.7	20.8	1,180.1

Alcon, Inc., Equity Plans granted to associates prior to the merger

        The expense recorded in the 2012 consolidated income statement relating to equity-based compensation awards granted to Alcon, Inc., associates prior to the merger on April 8, 2011 amounted to $55 million (2011: $98 million). There were no grants in 2012 (2011: 1.9 million converted into Novartis RSUs).

        At the completion of the merger of Alcon, Inc., into Novartis on April 8, 2011, all awards outstanding under the Alcon equity plans were converted into awards based upon Novartis shares with a conversion factor of 3.0727 as defined in the Merger Agreement.

Share options and share settled appreciation rights

        Share options entitle the recipient to purchase Novartis shares at the closing market price of the former Alcon, Inc., share on the day of grant divided by the conversion factor.

        Share-settled appreciation rights (SSAR) entitle the participant to receive, in the form of Novartis shares, the difference between the values of the former Alcon, Inc., share at the date of grant, converted into Novartis shares using the conversion factor, and the Novartis share price at the date of exercise.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.    Equity-Based Participation Plans of Associates (Continued)

        The following table shows the activity associated with the converted Novartis share options and SSARs during 2012 and 2011:

	Number of options	Weighted average exercise price	Number of SSARs	Weighted average exercise price
	(millions)	($)	(millions)	($)
Outstanding at January 1, 2011	9.7	22.0	11.7	36.3
Exercised	(5.2)	20.7	(3.3)	41.8

Outstanding at December 31, 2011	4.5	23.5	8.4	34.2

Exercisable at December 31, 2011	4.0	22.9	3.3	43.4

Outstanding at January 1, 2012	4.5	23.5	8.4	34.2
Exercised	(2.5)	20.9	(4.6)	31.9

Outstanding at December 31, 2012	2.0	26.7	3.8	36.3

Exercisable at December 31, 2012	1.9	26.7	3.8	36.3

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

        At December 31, 2012, there were 3.4 million Novartis RSUs outstanding with a fair value of $218 million.

27.    Related Parties

Genentech/Roche

        Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holding AG which is indirectly included in the consolidated financial statements using equity accounting since Novartis holds 33.3% of the outstanding voting shares of Roche.

Lucentis

        Novartis has licensed the exclusive rights to develop and market Lucentis outside the United States for indications related to diseases of the eye. As part of this agreement, Novartis paid Genentech/Roche an initial milestone and shared the cost for the subsequent development by making additional milestone payments upon the achievement of certain clinical development points and product approval. Novartis also pays royalties on the net sales of Lucentis products outside the United States. Lucentis sales of $2.4 billion (2011: $2.0 billion, 2010: $1.5 billion) have been recognized by Novartis.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.    Related Parties (Continued)

Xolair

        In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties co-developed Xolair. On August 2, 2007, Genentech, Inc. completed the acquisition of Tanox, Inc. and has taken over its rights and obligations. Novartis and Genentech/Roche are co-promoting Xolair in the United States where Genentech/Roche records all sales. Novartis records sales outside of the United States.

        Novartis markets Xolair and records all sales and related costs outside the United States, as well as co-promotion costs in the United States. Genentech/Roche and Novartis share the resulting profits from sales in the United States, Europe and other countries, according to agreed profit-sharing percentages. In 2012, Novartis recognized total sales of Xolair of $504 million (2011: $478 million, 2010: $369 million) including sales to Genentech/Roche for the United States market.

        The net expense for royalties, cost sharing and profit sharing arising out of the Lucentis and Xolair agreements with Genentech/Roche totaled $514 million in 2012 (2011: $396 million, 2010: $300 million).

        Furthermore, Novartis has several patent license, supply and distribution agreements with Roche and several Novartis entities hold Roche bonds totaling $20 million at December 31, 2012 (2011: $20 million, 2010: $17 million).

Executive Officer and Non-Executive Director Compensation

        During 2012, there were 12 Executive Committee members and Permanent Attendees ("Executive Officers"), including those who stepped down (12 members in 2011 also including those who stepped down, 14 members in 2010 also including those who stepped down).

        The total compensation for members of the Executive Committee and the 12 Non-Executive Directors (11 in 2011, 12 in 2010) using the Group's accounting policies for equity-based compensation and pension benefits was as follows:

	Executive Officers			Non-Executive Directors			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Short-term benefits other than equity-based amounts	14.2	13.7	14.8	8.1	11.7	9.5	22.3	25.4	24.3
Post-employment benefits	2.1	1.9	1.3	0.2	0.2	0.2	2.3	2.1	1.5
Termination benefits	2.2	5.1	7.9				2.2	5.1	7.9
Equity-based compensation	54.5	53.3	63.6	16.4	28.2	8.2	70.9	81.5	71.8

Total	73.0	74.0	87.6	24.7	40.1	17.9	97.7	114.1	105.5

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

        During 2012, a non-executive director has exercised an option and acquired Group assets at fair market values, based on independent external valuation reports, of CHF 11.6 million (approximately $12.0 million).

28.     Commitments and Contingencies

Leasing Commitments

        The Group has entered into various fixed term operational leases, mainly for cars and real estate. As of December 31, 2012 the Group's commitments with respect to these leases were as follows:

2012
$ m
2013	372
2014	283
2015	184
2016	169
2017	124
Thereafter	2,013

Total	3,145

Expense of current year	394

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.     Commitments and Contingencies (Continued)

Research & Development Commitments

        The Group has entered into long-term research agreements with various institutions which provide for potential milestone payments and other payments by Novartis that may be capitalized. As of December 31, 2012 the Group's commitments to make payments under those agreements were as follows:

	Unconditional commitments 2012	Potential milestone payments 2012	Total 2012
	$ m	$ m	$ m
2013	48	456	504
2014	41	312	353
2015	38	214	252
2016	33	329	362
2017	26	437	463
Thereafter	33	266	299

Total	219	2,014	2,233

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

        The Group's potential environmental remediation liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental remediation exposure. The Group's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures

Balance Sheet Disclosures	Note	2012(1)	2011(1)
		$ m	$ m
Cash and cash equivalents	16	5,552	3,709
Financial assets—measured at fair value through other comprehensive income
Available-for-sale marketable securities
Debt securities	16	1,084	1,131
Equity securities	16	68	73
Fund investments	16	23	32

Total available-for-sale marketable securities		1,175	1,236

Available-for-sale long-term financial investments
Equity securities	13	661	592
Fund investments	13	13	12

Total available-for-sale long-term financial investments		674	604

Total financial assets—measured at fair value through other comprehensive income		1,849	1,840

Financial assets—measured at amortized cost
Trade receivables and other current assets (excluding pre-payments)	15/17	12,533	12,373
Accrued interest on debt securities and time deposits	16	12	12
Time deposits with original maturity more than 90 days	16	1,240
Long-term loans and receivables, advances, security deposits	13	443	334

Total financial assets—measured at amortized cost		14,228	12,719

Financial assets—measured at fair value through the consolidated income statement
Derivative financial instruments	16	140	118

Total financial assets—measured at fair value through the consolidated income statement		140	118

Total financial assets		21,769	18,386

Financial liabilities—measured at amortized cost
Current financial debt
Interest bearing accounts of associates	21	1,541	1,357
Bank and other financial debt	21	1,270	2,053
Commercial paper	21	963	2,156
Currrent portion of non-current debt	21	2,009	778

Total current financial debt		5,783	6,344

Non-current financial debt
Straight bonds	19	14,783	13,483
Liabilities to banks and other financial institutions	19	1,004	1,146
Finance lease obligations	19	3	4
Current portion on non-current debt	19	(2,009)	(778)

Total non-current financial debt		13,781	13,855

Trade payables		5,593	4,989

Total financial liabilites—measured at amortized cost		25,157	25,188

Financial liabilities—measured at fair value through the consolidated income statement
Contingent consideration	20	573	482
Derivative financial instruments	21	162	30

Total financial liabilities—measured at fair value through the consolidated income statement		735	512

Total financial liabilities		25,892	25,700

(1)
except for straight bonds (see note 19) the carrying amount is a reasonable approximation of fair value.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

Derivative Financial Instruments

        The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2012 and 2011. Contract or underlying principal amounts indicate the volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that used observable market inputs at December 31, 2012 and 2011.

	Contract or underlying principal amount		Positive fair values		Negative fair values
	2012	2011	2012	2011	2012	2011
	$ m	$ m	$ m	$ m	$ m	$ m
Currency related instruments
Forward foreign exchange rate contracts	10,517	6,456	120	105	(160)	(12)
Over-the-Counter currency options	2,644	2,102	20	13	(1)	(18)

Total of currency related instruments	13,161	8,558	140	118	(161)	(30)

Interest rate related instruments
Interest rate swaps	33				(1)

Total of interest rate related instruments	33				(1)

Total derivative financial instruments included in marketable securities and in current financial debt	13,194	8,558	140	118	(162)	(30)

        The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2012 and 2011:

December 31, 2012	EUR	$	JPY	Other	Total
	$ m	$ m	$ m	$ m	$ m
Forward foreign exchange rate contracts	3,760	3,169	704	2,884	10,517
Over-the-Counter currency options		2,125		519	2,644

Total of currency related instruments	3,760	5,294	704	3,403	13,161

Interest rate related instruments
Interest rate swaps				33	33

Total of interest rate related instruments				33	33

Total derivative financial instruments	3,760	5,294	704	3,436	13,194

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

December 31, 2011	EUR	$	JPY	Other	Total
	$ m	$ m	$ m	$ m	$ m
Currency related instruments
Forward foreign exchange rate contracts	3,706	1,746	255	749	6,456
Over-the-Counter currency options		2,000		102	2,102

Total of currency related instruments	3,706	3,746	255	851	8,558

Total derivative financial instruments	3,706	3,746	255	851	8,558

Derivative financial instruments effective for hedge accounting purposes

        At the end of 2012 and 2011, there were no open hedging instruments for anticipated transactions.

Fair value by hierarchy

        As required by IFRS, financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, which are as follows:

        The types of assets carried at Level 1 fair value are equity and debt securities listed in active markets.

        The assets generally included in Level 2 fair value hierarchy are foreign exchange and interest rate derivatives and certain debt securities. Foreign exchange derivatives and interest rate derivatives are valued using corroborated market data. The liabilities generally included in this fair value hierarchy consist of foreign exchange and interest rate derivatives.

        Level 3 inputs are unobservable for the asset or liability. The assets generally included in this fair value hierarchy are various investments in hedge funds and unquoted equity security investments of the

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

Novartis Venture Funds investment activities. There were no liabilities carried at fair value in this category.

2012	Level 1	Level 2	Level 3	Valued at amortized cost	Total
	$ m	$ m	$ m	$ m	$ m
Available-for-sale marketable securities
Debt securities	1,056	28			1,084
Equity securities	45		23		68
Fund investments			23		23

Total available-for-sale marketable securities	1,101	28	46		1,175
Time deposits with original maturity more than 90 days				1,240	1,240
Derivative financial instruments		140			140
Accrued interest on debt securities				12	12

Total marketable securities, time deposits and derivative financial instruments	1,101	168	46	1,252	2,567

Financial investments and long-term loans
Available-for-sale financial investments	302		359		661
Fund investments			13		13
Long-term loans and receivables, advances, security deposits				443	443

Total financial investments and long-term loans	302		372	443	1,117

Financial liabilities
Derivative financial instruments		(162)			(162)

Total financial liabilities at fair value		(162)			(162)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

2011	Level 1	Level 2	Level 3	Valued at amortized cost	Total
	$ m	$ m	$ m	$ m	$ m
Available-for-sale marketable securities
Debt securities	1,103	28			1,131
Equity securities	53		20		73
Fund investments			32		32

Total available-for-sale marketable securities	1,156	28	52		1,236
Derivative financial instruments		118			118
Accrued interest on debt securities				12	12

Total marketable securities, time deposits and derivative financial instruments	1,156	146	52	12	1,366

Financial investments and long-term loans
Available-for-sale financial investments	261		331		592
Fund investments			12		12
Long-term loans and receivables, advances, security deposits				334	334

Total financial investments and long-term loans	261		343	334	938

Financial liabilities
Derivative financial instruments		(30)			(30)

Total financial liabilities at fair value		(30)			(30)

        The analysis above includes all financial instruments including those measured at amortized cost or at cost.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

        The change in carrying values associated with level 3 financial instruments using significant unobservable inputs during the year ended December 31 are set forth below:

2012	Equity securities	Fund investments	Available- for-sale financial investments	Total
	$ m	$ m	$ m	$ m
January 1	20	44	331	395
Gains recognized in the consolidated income statement			101	101
Impairments and amortizations		(1)	(29)	(30)
Gains/(losses) recognized in the consolidated statement of comprehensive income	2	2	(13)	(9)
Purchases	1		99	100
Proceeds from sales		(10)	(150)	(160)
Reclassification			17	17
Currency translation effects		1	3	4

December 31	23	36	359	418

Total of gains and impairments, net recognized in the consolidated income statement for assets held at December 31, 2012		(1)	72	71

2011	Equity securities	Fund investments	Available- for-sale financial investments	Total
	$ m	$ m	$ m	$ m
January 1	20	67	348	435
Gains recognized in the consolidated income statement		1	23	24
Impairments and amortizations		(3)	(24)	(27)
Gains/(losses) recognized in the consolidated statement of comprehensive income	1	2	(7)	(4)
Purchases			74	74
Redemptions		(24)		(24)
Proceeds from sales	(1)		(82)	(83)
Currency translation effects		1	(1)

December 31	20	44	331	395

Total of gains and impairments, net recognized in the consolidated income statement for assets held at December 31, 2011		(2)	(1)	(3)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

        Gains and losses associated with level 3 available-for-sale marketable securities are recorded in the consolidated income statement under "Other financial income and expense" and gains and losses associated with level 3 available-for-sale financial investments are recorded in the consolidated income statement under "Other expense" or "Other income", respectively.

        If the pricing parameters for the level 3 input were to change for equity securities and fund investments by 5% and for available-for-sale financial investments by 10% positively or negatively, respectively, this would change the amounts recorded in the consolidated statement of comprehensive income by $3 million or $36 million, respectively (2011: $3 million and $33 million).

Nature and extent of risks arising from financial instruments

Market Risk

        Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments of liquid funds. The Group actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Group's policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures and to enhance the yield on the investment of liquid funds. It does not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

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

Equity Risk

        The Group purchases equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed. Call options are written on equities that the Group owns, and put options are written on equities which the Group wants to buy and for which cash has been reserved.

Credit Risk

        Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk the Group periodically assesses the financial reliability of customers, taking into account their financial position, past experience and other factors. Individual risk limits are set accordingly.

        The Group's largest customer accounts for approximately 10% of net sales, and the second and third largest customer account for 9% and 8% of net sales (2011: 9%, 7% and 7%, respectively). No other customer accounts for 4% or more of net sales, in either year.

        The highest amounts of trade receivables outstanding were for these same three customers. They amounted to 8%, 7% and 6%, respectively, of the Group's trade receivables at December 31, 2012. There is no other significant concentration of credit risk (2011: 10%, 6% and 6% respectively).

Counterparty Risk

        Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is reduced by only buying securities which are at least AA- rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA- rated banks or financial institutions. For short-term investments less than six months the counterparty must be at least A-1/P-1/F-1 rated. Exposure to these risks is closely monitored and kept within predetermined parameters. Novartis has policies that limit the amount of credit exposure to any financial institution. The limits are regularly assessed and determined based upon credit analysis including financial statement and capital adequacy ratio reviews. In addition, reverse repurchasing agreements are contracted.

        The Group's cash and cash equivalents are held with major regulated financial institutions, the three largest ones hold approximately 19.8%, 15.5% and 10.9%, respectively (2011: 31.8%, 12.5% and 12.1%, respectively).

        The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

Liquidity Risk

        Liquidity risk is defined as the risk that the Group could not be able to settle or meet its obligations on time or at a reasonable price. Group Treasury is responsible for liquidity, funding as well as settlement management. In addition, liquidity and funding risks, related processes and policies are overseen by management. Novartis manages its liquidity risk on a consolidated basis based on business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors the Group's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.

        The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of current financial assets and liabilities excluding trade receivables and payables and contingent considerations at December 31, 2012 and 2011:

December 31, 2012	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities and time deposits		1,240	26	543	606	2,415
Derivative financial instruments and accrued interest	36	106	10			152
Cash and cash equivalents	3,852	1,700				5,552

Total current financial assets	3,888	3,046	36	543	606	8,119

Non-current liabilities
Financial debt				(7,829)	(5,952)	(13,781)
Financial debt—undiscounted				(7,848)	(6,002)	(13,850)

Total non-current financial debt				(7,829)	(5,952)	(13,781)

Current liabilities
Financial debt	(2,607)	(764)	(2,412)			(5,783)
Financial debt—undiscounted	(2,607)	(764)	(2,413)			(5,784)
Derivative financial instruments	(60)	(54)	(48)			(162)

Total current financial debt	(2,667)	(818)	(2,460)			(5,945)

Net debt	1,221	2,228	(2,424)	(7,286)	(5,346)	(11,607)

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

December 31, 2011	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities			36	638	562	1,236
Derivative financial instruments and accrued interest on derivative financial instruments	61	15	54			130
Cash and cash equivalents	3,709					3,709

Total current financial assets	3,770	15	90	638	562	5,075

Non-current liabilities
Financial debt				(9,874)	(3,981)	(13,855)
Financial debt—undiscounted				(9,904)	(4,005)	(13,909)

Total non-current financial debt				(9,874)	(3,981)	(13,855)

Current liabilities
Financial debt	(4,039)	(1,100)	(1,205)			(6,344)
Financial debt—undiscounted	(4,039)	(1,100)	(1,205)			(6,344)
Derivative financial instruments	(7)	(7)	(16)			(30)

Total current financial debt	(4,046)	(1,107)	(1,221)			(6,374)

Net debt	(276)	(1,092)	(1,131)	(9,236)	(3,419)	(15,154)

        The consolidated balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

        The Group's contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:

December 31, 2012	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total
	$ m	$ m	$ m	$ m
Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies—from financial derivative liabilities	(3,483)	(3,691)	(2,330)	(9,504)
Potential inflows in various currencies—from financial derivative assets	3,458	3,714	2,285	9,457

December 31, 2011	Due or due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total
	$ m	$ m	$ m	$ m
Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies—from financial derivative liabilities	(4,315)	(738)	(1,208)	(6,261)
Potential inflows in various currencies—from financial derivative assets	4,366	738	1,241	6,345

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

December 31, 2012	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m
Contractual interest on non-current liabilities	(236)	(275)	(1,368)	(1,082)	(2,961)
Trade payables	(5,593)

December 31, 2011	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m
Contractual interest on non-current liabilities	(236)	(247)	(1,410)	(637)	(2,530)
Trade payables	(4,989)				(4,989)

Capital Risk Management

        Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on a strong balance sheet. Credit agencies in 2012 maintained their ratings for Novartis. Moody's rated the Group as Aa2 for long-term maturities and P-1 for short-term maturities and Standard & Poor's had a rating of AA- for long-term and A-1+ for short-term maturities. Fitch had a long-term rating of AA and a short-term rating of F1+.

        The 2012 year-end debt/equity ratio decreased to 0.28:1 from 0.31:1 in 2011 principally due to less current financial debt being outstanding under the commercial paper programs.

Value at Risk

        The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its financial instruments.

        A 10-day period is used because of an assumption that not all positions could be undone in one day given the size of the positions. The VAR computation includes the Group's financial debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are included in the computation, however contingent consideration, finance lease obligations and other current assets are excluded.

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

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

        The estimated potential 10-day loss in pre-tax income from the Group's foreign currency instruments, the estimated potential 10-day loss of its equity holdings, and the estimated potential 10-day loss in fair value of its interest rate sensitive instruments (primarily financial debt and investments of liquid funds under normal market conditions) as calculated in the VAR model are the following:

	2012	2011
	$ m	$ m
All financial instruments	183	235
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	61	145
Instruments sensitive to equity market movements	40	56
Instruments sensitive to interest rates	86	102

        The average, high, and low VAR amounts are as follows:

2012	Average	High	Low
	$ m	$ m	$ m
All financial instruments	262	351	183
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	141	255	61
Instruments sensitive to equity market movements	41	59	30
Instruments sensitive to interest rates	93	129	57

2011	Average	High	Low
	$ m	$ m	$ m
All financial instruments	214	281	180
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	98	219	50
Instruments sensitive to equity market movements	49	74	28
Instruments sensitive to interest rates	154	190	96

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

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29.     Financial Instruments—Additional Disclosures (Continued)

representative of any actual impact that future changes in market rates may have on the Group's future results of operations or financial position.

        In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario on the financial assets monitored by Group Treasury. For these calculations, the Group uses the six-months period with the worst performance observed over the past 20 years in each category. For 2012 and 2011, the worst case loss scenario was calculated as follows:

	2012	2011
	$ m	$ m
All financial instruments	284	406
Analyzed by components:
Instruments sensitive to foreign currency exchange rates	212	328
Instruments sensitive to equity market movements	26	31
Instruments sensitive to interest rates	46	47

        In the Group's risk analysis, Novartis considered this worst case scenario acceptable as it could reduce income, but would not endanger the solvency or the investment grade credit standing of the Group.

30.     Events Subsequent to the December 31, 2012 Balance Sheet Date

Dividend proposal for 2012 and approval of the Group's 2012 consolidated financial statements

        On January 22, 2013, the Novartis AG Board of Directors proposed the acceptance of the 2012 consolidated financial statements of the Novartis Group for the approval by the Annual General Meeting on February 22, 2013. Furthermore, on January 17, 2013, the Board proposed a dividend of CHF 2.30 per share to be approved at the Annual General Meeting on February 22, 2013. If approved, total dividend payments would amount to approximately $6.2 billion (2011: $6.0 billion).

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies

As at December 31, 2012	Share/paid-in capital(1)			Equity interest %	Activities
Argentina
Novartis Argentina S.A., Buenos Aires	ARS	231.3 m		100		‹*›		/*\
Alcon Laboratorios Argentina S.A., Buenos Aires	ARS	80.0 m		100		‹*›
Sandoz S.A., Buenos Aires	ARS	131.8 m		100		‹*›	\*/
Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD	11.0 m		100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD	3.8 m		100		‹*›		/*\
Alcon Laboratories (Australia) Pty Ltd., Frenchs Forest, NSW	AUD	2.6 m		100		‹*›
CIBA Vision Australia Pty Ltd., Bella Vista, NSW	AUD	3.0 m		100		‹*›
Sandoz Pty Ltd., North Ryde, NSW	AUD	11.6 m		100		‹*›
Novartis Consumer Health Australasia Pty Ltd., Melbourne, Victoria	AUD	7.6 m		100		‹*›	\*/
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD	3.0 m		100		‹*›		/*\
Austria
Novartis Austria GmbH, Vienna	EUR	1.0 m		100	/*/
Novartis Pharma GmbH, Vienna	EUR	1.1 m		100		‹*›
Sandoz GmbH, Kundl	EUR	32.7 m		100	/*/	‹*›	\*/	/*\
EBEWE Pharma Ges.m.b.H Nfg., Unterach am Attersee	EUR	1.0 m		100		‹*›	\*/	/*\
Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT	162.5 m		60		‹*›	\*/
Belgium
N.V. Novartis Pharma S.A., Vilvoorde	EUR	7.1 m		100		‹*›
S.A. Alcon-Couvreur N.V., Puurs	EUR	360.6 m		100		‹*›	\*/
N.V. Alcon S.A., Vilvoorde	EUR	141,856		100		‹*›
N.V. Sandoz S.A., Vilvoorde	EUR	19.2 m		100		‹*›
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR	4.3 m		100		‹*›
Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF	1.0 m		100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF	30,000		100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF	20,000		100	/*/	‹*›	\*/	/*\
Trinity River Insurance Co.Ltd., Hamilton	USD	370,000		100	/*/
Brazil
Novartis Biociências S.A., São Paulo	BRL	265.0 m		100		‹*›	\*/
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL	190.0 m		100		‹*›	\*/	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL	50.7 m		100		‹*›	\*/
Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Quebec	CAD	0	(2)	100		‹*›		/*\
Alcon Canada Inc., Mississauga, Ontario	CAD	0	(2)	100		‹*›
CIBA Vision Canada Inc., Mississauga, Ontario	CAD	1		100		‹*›	\*/
Sandoz Canada Inc., Boucherville, Quebec	CAD	76.8 m		100		‹*›	\*/	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD	2		100		‹*›
Novartis Animal Health Canada Inc., Charlottetown, Prince Edward Island	CAD	2		100		‹*›		/*\

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)		Equity interest %	Activities
Chile
Novartis Chile S.A., Santiago de Chile	CLP	2.0 bn	100		‹*›
Alcon Laboratorios Chile Limitada, Santiago de Chile	CLP	2.0 bn	100		‹*›
China
Beijing Novartis Pharma Co., Ltd., Beijing	USD	30.0 m	100		‹*›	\*/
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD	200	100		‹*›
China Novartis Institutes for BioMedical Research Co. Ltd., Shanghai	USD	133.0 m	100				/*\
Suzhou Novartis Pharma Technology Co. Ltd., Changshu	USD	97.4 m	100			\*/
Shanghai Novartis Trading Ltd., Shanghai	USD	2.5 m	100		‹*›
Alcon Hong Kong Limited, Hong Kong	HKD	77,000	100		‹*›
Alcon (China) Ophthalmic Product Co., Ltd., Beijing	USD	2.2 m	100		‹*›
Sandoz (China) Pharmaceutical Co., Ltd., Zhongshan	USD	22.0 m	100		‹*›	\*/
Novartis Vaccines and Diagnostics (HK) Ltd., Hong Kong	HKD	80.0 m	100		‹*›	\*/
Zhejiang Tianyuan Bio-Pharmaceutical Co., Ltd., Hangzhou	CNY	46.8 m	85		‹*›	\*/
Shanghai Novartis Animal Health Co., Ltd., Shanghai	CHF	21.6 m	100		‹*›	\*/
Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP	7.9 bn	100		‹*›	\*/
Laboratorios Alcon de Colombia S.A., Santafé de Bogotá	COP	20.9 m	100		‹*›
Croatia
Sandoz d.o.o., Zagreb	HRK	25.6 m	100		‹*›
Czech Republic
Novartis s.r.o., Prague	CZK	51.5 m	100		‹*›
Sandoz s.r.o., Prague	CZK	44.7 m	100		‹*›
Denmark
Novartis Healthcare A/S, Copenhagen	DKK	14.0 m	100		‹*›
Sandoz A/S, Copenhagen	DKK	8.0 m	100		‹*›
Ecuador
Novartis Ecuador S.A., Quito	USD	4.0 m	100		‹*›
Egypt
Novartis Pharma S.A.E., Cairo	EGP	33.8 m	99		‹*›	\*/
Finland
Novartis Finland Oy, Espoo	EUR	459,000	100		‹*›
Alcon Finland Oy, Vantaa	EUR	84,094	100		‹*›
France
Novartis Groupe France S.A., Rueil-Malmaison	EUR	103.0 m	100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR	43.4 m	100		‹*›	\*/	/*\
Laboratoires Alcon S.A., Rueil-Malmaison	EUR	12.9 m	100		‹*›	\*/
Sandoz S.A.S., Levallois-Perret	EUR	5.4 m	100		‹*›
Novartis Vaccines and Diagnostics S.A.S., Suresnes	EUR	1.5 m	100		‹*›
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR	21.9 m	100		‹*›	\*/
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR	900,000	100		‹*›	\*/

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)		Equity interest %	Activities
Germany
Novartis Deutschland GmbH, Wehr	EUR	155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR	25.6 m	100		‹*›		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR	2.0 m	100			\*/
Alcon Pharma GmbH, Freiburg	EUR	511,292	100		‹*›
WaveLight GmbH, Erlangen	EUR	6.6 m	100		‹*›
CIBA Vision GmbH, Grosswallstadt	EUR	15.4 m	100		‹*›	\*/	/*\
Sandoz International GmbH, Holzkirchen	EUR	100,000	100	/*/
Sandoz Pharmaceuticals GmbH, Holzkirchen	EUR	5.1 m	100		‹*›
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR	2.6 m	100		‹*›	\*/
1 A Pharma GmbH, Oberhaching	EUR	26,000	100		‹*›
Salutas Pharma GmbH, Barleben	EUR	42.1 m	100		‹*›	\*/
Hexal AG, Holzkirchen	EUR	93.7 m	100	/*/	‹*›	\*/	/*\
Novartis Vaccines and Diagnostics GmbH, Marburg	EUR	5.0 m	100		‹*›	\*/	/*\
Novartis Vaccines Vertriebs GmbH, Holzkirchen	EUR	25,564	100		‹*›
Novartis Consumer Health GmbH, Munich	EUR	14.6 m	100		‹*›	\*/	/*\
Novartis Tiergesundheit GmbH, Munich	EUR	256,000	100		‹*›
LTS Lohmann Therapie-Systeme AG, Andernach	EUR	31.2 m	43	/*/
Gibraltar
Novista Insurance Limited, Gibraltar	CHF	130.0 m	100	/*/
Greece
Novartis (Hellas) S.A.C.I., Metamorphosis/Athens	EUR	23.4 m	100		‹*›
Alcon Laboratories Hellas Commercial & Industrial S.A., Maroussi/Athens	EUR	5.7 m	100		‹*›
Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF	545.6 m	100		‹*›
Sandoz Hungary Limited Liability Company, Budapest	HUF	883.0 m	100		‹*›
India
Novartis India Limited, Mumbai	INR	159.8 m	76		‹*›	\*/
Novartis Healthcare Private Limited, Mumbai	INR	60.0 m	100				/*\
Alcon Laboratories (India) Private Limited, Bangalore	INR	1.1 bn	100		‹*›
Sandoz Private Limited, Mumbai	INR	32.0 m	100		‹*›	\*/
Indonesia
PT Novartis Indonesia, Jakarta	IDR	7.7 bn	100		‹*›	\*/
PT CIBA Vision Batam, Batam	IDR	11.9 bn	100			\*/
Ireland
Novartis Ireland Limited, Dublin	EUR	25,000	100		‹*›
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR	2.0 m	100			\*/
Alcon Laboratories Ireland Limited, Cork City	EUR	541,251	100			\*/
Italy
Novartis Farma S.p.A., Origgio	EUR	18.2 m	100	/*/	‹*›	\*/	/*\
Alcon Italia S.p.A., Milan	EUR	1.3 m	100		‹*›
CIBA Vision S.r.l., Marcon	EUR	2.4 m	100		‹*›
Sandoz S.p.A., Origgio	EUR	679,900	100		‹*›
Sandoz Industrial Products S.p.A., Rovereto	EUR	2.6 m	100			\*/
Novartis Vaccines and Diagnostics S.r.l., Siena	EUR	41.5 m	100		‹*›	\*/	/*\
Novartis Consumer Health S.p.A., Origgio	EUR	2.9 m	100		‹*›

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)		Equity interest %	Activities
Japan
Novartis Holding Japan K.K., Tokyo	JPY	10.0 m	100	/*/
Novartis Pharma K.K., Tokyo	JPY	6.0 bn	100		‹*›		/*\
Alcon Japan Ltd., Tokyo	JPY	500.0 m	100		‹*›
CIBA Vision K.K., Tokyo	JPY	100.0 m	100		‹*›
Sandoz K.K., Tokyo	JPY	100.0 m	100		‹*›	\*/	/*\
Novartis Animal Health K.K., Tokyo	JPY	50.0 m	100		‹*›		/*\
Luxembourg
Novartis Investments S.à r.l., Luxembourg-Ville	USD	2.6 bn	100	/*/
Novartis Finance S.A., Luxembourg-Ville	USD	100,000	100	/*/
Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR	3.3 m	100		‹*›
Alcon Laboratories (Malaysia) Sdn. Bhd., Petaling Jaya	MYR	1.0 m	100		‹*›
CIBA Vision Johor Sdn. Bhd., Gelang Patah	MYR	5.0 m	100			\*/
Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN	205.0 m	100		‹*›	\*/
Alcon Laboratorios, S.A. de C.V., Mexico City	MXN	5.9 m	100		‹*›	\*/
Sandoz S.A. de C.V., Mexico City	MXN	468.2 m	100		‹*›	\*/
Netherlands
Novartis Netherlands B.V., Arnhem	EUR	1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR	4.5 m	100		‹*›
Alcon Nederland B.V., Breda	EUR	18,151	100		‹*›
Sandoz B.V., Almere	EUR	907,570	100		‹*›	\*/
Novartis Consumer Health B.V., Breda	EUR	23,830	100		‹*›	\*/
New Zealand
Novartis New Zealand Ltd., Auckland	NZD	820,000	100		‹*›
Norway
Novartis Norge AS, Oslo	NOK	1.5 m	100		‹*›
Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR	1.8 bn	100		‹*›	\*/
Panama
Novartis Pharma (Logistics), Inc., Ciudad de Panama	USD	10,000	100		‹*›
Peru
Novartis Biosciences Peru S.A., Lima	PEN	6.1 m	100		‹*›
Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP	298.8 m	100		‹*›
Sandoz Philippines Corporation, Manila	PHP	30.0 m	100		‹*›	\*/
Poland
Novartis Poland Sp. z o.o., Warszawa	PLN	44.2 m	100		‹*›
Alcon Polska Sp. z o.o., Warszawa	PLN	750,000	100		‹*›
Sandoz Polska Sp. z o.o., Warszawa	PLN	25.6 m	100		‹*›
Lek S.A., Strykow	PLN	11.4 m	100		‹*›	\*/

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)		Equity interest %	Activities
Portugal
Novartis Portugal SGPS Lda., Sintra	EUR	500,000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR	2.4 m	100		‹*›
Alcon Portugal-Produtos e Equipamentos Oftalmologicos Lda., Paco d'Arcos	EUR	4.5 m	100		‹*›
Sandoz Pharmacéutica Ltd., Sintra	EUR	5.0 m	100		‹*›
Novartis Consumer Health—Produtos Farmacêuticos e Nutrição Lda., Sintra	EUR	100,000	100		‹*›
Puerto Rico
Ex-Lax, Inc., Humacao	USD	10,000	100			\*/
Alcon (Puerto Rico) Inc., Catano	USD	15.5	100		‹*›
Romania
Sandoz S.R.L., Targu-Mures	RON	105.2 m	100		‹*›	\*/
Russian Federation
Novartis Pharma LLC, Moscow	RUB	20.0 m	100		‹*›
Alcon Farmacevtika LLC, Moscow	RUB	44.1 m	100		‹*›
ZAO Sandoz, Moscow	RUB	57.4 m	100		‹*›
Novartis Neva LLC, St. Petersburg	RUB	500.0 m	100			\*/
Novartis Consumer Health LLC, Moscow	RUB	80.0 m	100		‹*›
Saudi Arabia
Saudi Pharmaceutical Distribution Co. Ltd., Riyadh	SAR	26.8 m	75		‹*›
Singapore
Novartis (Singapore) Pte Ltd., Singapore	SGD	100,000	100		‹*›
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd., Singapore	SGD	45.0 m	100			\*/
Novartis Asia Pacific Pharmaceuticals Pte Ltd., Singapore	SGD	1.0 m	100		‹*›
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD	2,004	100				/*\
Alcon Singapore Manufacturing Pte Ltd., Singapore	SGD	101,000	100			\*/
CIBA Vision (Singapore) Pte Ltd., Singapore	SGD	400,000	100		‹*›
CIBA Vision Asian Manufacturing and Logistics Pte Ltd., Singapore	SGD	1.0 m	100			\*/
Slovakia
Novartis Slovakia s.r.o., Bratislava	EUR	2.0 m	100		‹*›
Slovenia
Lek Pharmaceuticals d.d., Ljubljana	EUR	48.4 m	100	/*/	‹*›	\*/	/*\
Sandoz Pharmaceuticals d.d., Ljubljana	EUR	1.5 m	100		‹*›
South Africa
Novartis South Africa (Pty) Ltd., Kempton Park	ZAR	86.3 m	100		‹*›
Alcon Laboratories (South Africa) (Pty) Ltd., Bryanston, Gauteng	ZAR	201,820	100		‹*›
Sandoz South Africa (Pty) Ltd., Kempton Park	ZAR	3.0 m	100		‹*›	\*/
South Korea
Novartis Korea Ltd., Seoul	KRW	24.5 bn	99		‹*›
Alcon Korea Ltd., Seoul	KRW	33.8 bn	100		‹*›

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)		Equity interest %		Activities
Spain
Novartis Farmacéutica, S.A., Barcelona	EUR	63.0 m	100		/*/	‹*›	\*/
Alcon Cusi S.A., El Masnou	EUR	11.6 m	100			‹*›	\*/
CIBA Vision, S.A., Barcelona	EUR	1.4 m	100			‹*›
Sandoz Farmacéutica, S.A., Madrid	EUR	270,450	100			‹*›
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR	9.3 m	100			‹*›	\*/	/*\
Bexal Farmacéutica, S.A., Madrid	EUR	1.0 m	100			‹*›
Novartis Vaccines and Diagnostics, S.L., Barcelona	EUR	675,450	100			‹*›
Novartis Consumer Health, S.A., Barcelona	EUR	876,919	100			‹*›
Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK	1.0 m	100		/*/
Novartis Sverige AB, Täby/Stockholm	SEK	5.0 m	100			‹*›
Alcon Sverige AB, Bromma	SEK	100,000	100			‹*›
CIBA Vision Nordic AB, Askim/Göteborg	SEK	2.5 m	100			‹*›
Switzerland
Novartis International AG, Basel	CHF	10.0 m	100		/*/
Novartis Holding AG, Basel	CHF	100.2 m	100		/*/
Novartis Research Foundation, Basel	CHF	29.3 m	100		/*/
Novartis Foundation for Management Development, Basel	CHF	100,000	100		/*/
Novartis Foundation for Employee Participation, Basel	CHF	100,000	100		/*/
Novartis Sanierungsstiftung, Basel	CHF	2.0 m	100		/*/
Novartis Pharma AG, Basel	CHF	350.0 m	100		/*/	‹*›	\*/	/*\
Novartis Pharma Services AG, Basel	CHF	20.0 m	100			‹*›
Novartis Pharma Schweizerhalle AG, Muttenz	CHF	18.9 m	100				\*/
Novartis Pharma Stein AG, Stein	CHF	251,000	100				\*/	/*\
Novartis Pharma Schweiz AG, Bern	CHF	5.0 m	100			‹*›		/*\
Alcon Switzerland SA, Hünenberg	CHF	100,000	100			‹*›
Alcon Pharmaceuticals Ltd., Fribourg	CHF	200,000	100		/*/	‹*›
ESBATech, a Novartis Company GmbH, Schlieren	CHF	14.0 m	100					/*\
Sandoz AG, Basel	CHF	5.0 m	100		/*/	‹*›		/*\
Sandoz Pharmaceuticals AG, Steinhausen	CHF	100,000	100			‹*›
Novartis Vaccines and Diagnostics AG, Basel	CHF	800,000	100		/*/			/*\
Novartis Vaccines and Diagnostics Services AG, Basel	CHF	100,000	100		/*/		\*/
Novartis Consumer Health S.A., Nyon	CHF	30.0 m	100		/*/	‹*›	\*/	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF	250,000	100			‹*›
Novartis Animal Health AG, Basel	CHF	101,000	100		/*/	‹*›	\*/	/*\
Novartis Centre de Recherche Santé Animale S.A., St. Aubin	CHF	250,000	100					/*\
Roche Holding AG, Basel	CHF	160.0 m	33/6	(3)	/*/
Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD	170.0 m	100			‹*›	\*/
Thailand
Novartis (Thailand) Limited, Bangkok	THB	230.0 m	100			‹*›
Alcon Laboratories (Thailand) Ltd., Bangkok	THB	2.1 m	100			‹*›
Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S., Istanbul	TRY	98.0 m	100			‹*›	\*/
Alcon Laboratuvarlari Ticaret A.S., Istanbul	TRY	25.2 m	100			‹*›
Sandoz Ilaç Sanayi ve Ticaret A.S., Istanbul	TRY	160.0 m	100			‹*›	\*/

NOTES TO THE NOVARTIS GROUP

CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.     Principal Group Subsidiaries and Associated Companies (Continued)

As at December 31, 2012	Share/paid-in capital(1)			Equity interest %	Activities
United Kingdom
Novartis UK Limited, Frimley/Camberley	GBP	25.5 m		100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP	5.4 m		100		‹*›	\*/	/*\
Novartis Grimsby Limited, Frimley/Camberley	GBP	230 m		100			\*/
Alcon Laboratories (UK) Limited, Frimley/Camberley	GBP	9.1 m		100		‹*›
Alcon Eye Care (UK) Limited, Frimley/Camberley	GBP	550,000		100		‹*›
Sandoz Limited, Frimley/Camberley	GBP	2.0 m		100		‹*›
Novartis Vaccines and Diagnostics Limited, Frimley/Camberley	GBP	100		100		‹*›	\*/
Novartis Consumer Health UK Limited, Horsham	GBP	25,000		100		‹*›	\*/
Novartis Animal Health UK Limited, Frimley/Camberley	GBP	100,000		100		‹*›		/*\
United States of America
Novartis Corporation, East Hanover, NJ	USD	98.6 m		100	/*/
Novartis Finance Corporation, New York, NY	USD	2.0 bn		100	/*/
Novartis Capital Corporation, New York, NY	USD	1		100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD	5.2 m		100		‹*›	\*/	/*\
Novartis Institutes for BioMedical Research, Inc., Cambridge, MA	USD	1		100				/*\
Novartis Institute for Functional Genomics, Inc., San Diego, CA	USD	21,000		100				/*\
Genoptix, Inc., Carlsbad, CA	USD	1		100		‹*›		/*\
Alcon Laboratories, Inc., Fort Worth, TX	USD	1,000		100	/*/	‹*›	\*/
Alcon Refractive Horizons, LLC, Fort Worth, TX	USD	10		100			\*/
Alcon Research, Ltd., Fort Worth, TX	USD	2.5 bn		100			\*/	/*\
Alcon LenSx, Inc., Alisio Viejo, CA	USD	100		100			\*/
CIBA Vision Corporation, Duluth, GA	USD	301.3 m		100	/*/	‹*›	\*/	/*\
Sandoz Inc., Princeton, NJ	USD	25,000		100		‹*›	\*/	/*\
Fougera Pharmaceuticals, Inc., Melville, NY	USD	1		100		‹*›		/*\
Eon Labs, Inc., Princeton, NJ	USD	1		100		‹*›	\*/
Falcon Pharmaceuticals, Ltd., Forth Worth, TX	USD	10		100		‹*›
Novartis Vaccines and Diagnostics, Inc., Cambridge, MA	USD	3.0		100		‹*›	\*/	/*\
Novartis Consumer Health, Inc., Parsippany, NJ	USD	0	(2)	100		‹*›	\*/	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD	100		100		‹*›	\*/	/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD	133,883		25	/*/
Venezuela
Novartis de Venezuela, S.A., Caracas	VEF	1.4 m		100		‹*›
Alcon Pharmaceutical, C.A., Caracas	VEF	5.5 m		100		‹*›

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

(2)
Shares without par value.

(3)
Approximately 33% of voting shares; approximately 6% of total net income and equity attributable to Novartis.

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