Form 20-F
period 2016-12-31
NOVARTIS AG
filed 2017-01-25
CIK 1114448

Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on January 25, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,374,059,013 shares

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

INTRODUCTION AND USE OF CERTAIN TERMS

        Novartis AG and its consolidated affiliates publish consolidated financial statements expressed in US dollars. Our consolidated financial statements responsive to Item 18 of this annual report on Form 20-F (Form 20-F) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

        Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended, we incorporate information for certain items of this Form 20-F by reference to the "Excerpts from Novartis Annual Report 2016" included as Exhibit 99.1 to Form 6-K furnished to the SEC on January 25, 2017. Therefore the information in this Form 20-F should be read in conjunction with the "Excerpts from Novartis Annual Report 2016," as furnished to the SEC on Form 6-K on January 25, 2017. References to content not contained within the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, shall not be deemed to be incorporated by reference.

        Unless the context requires otherwise, the words "we," "our," "us," "Novartis," "Group," "Company," and similar words or phrases in this Form 20-F refer to Novartis AG and its consolidated affiliates. However, each Group company is legally separate from all other Group companies and manages its business independently through its respective board of directors or similar supervisory body or other top local management body, if applicable. No Group company operates the business of another Group company. Each executive identified in this Form 20-F reports directly to other executives of the Group company which employs the executive, or to that Group company's board of directors.

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

 FORWARD-LOOKING STATEMENTS

        This Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Other written materials filed with or furnished to the US Securities and Exchange Commission (SEC) by Novartis, as well as other written and oral statements made to the public, may also contain forward-looking statements. Forward-looking statements can be identified by words such as "potential," "expected," "will," "planned," "pipeline," "outlook," or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the announced review of options being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.

        Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the review of options being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results.

        In particular, management's expectations could be affected by, among other things:

  •
  regulatory actions or delays or government regulation generally;

  •
  the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected;

  •
  the inherent uncertainties involved in predicting shareholder returns or credit ratings;

  •
  the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data;

  •
  our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year;

  •
  safety, quality or manufacturing issues;

  •
  global trends toward health care cost containment, including ongoing pricing and reimbursement pressures, such as from increased publicity on pharmaceuticals pricing, including in certain large markets;

  •
  uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally;

  •
  general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries;

  •
  uncertainties regarding future global exchange rates;

  •
  uncertainties regarding future demand for our products; and

  •
  uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems.

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A    Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014, are included under "Novartis Group consolidated financial statements" on pages 178 to 247 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, and in "Item 18. Financial Statements" in this Form 20 F.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales to third parties from continuing operations	48,518	49,414	52,180	51,869	51,080

Operating income from continuing operations	8,268	8,977	11,089	10,983	11,507
Income from associated companies	703	266	1,918	599	549
Interest expense	(707)	(655)	(704)	(683)	(724)
Other financial income and expense	(447)	(454)	(31)	(92)	(96)

Income before taxes from continuing operations	7,817	8,134	12,272	10,807	11,236
Taxes	(1,119)	(1,106)	(1,545)	(1,498)	(1,706)

Net income from continuing operations	6,698	7,028	10,727	9,309	9,530
Net income/(loss) from discontinued operations		10,766	(447)	(17)	(147)

Group net income	6,698	17,794	10,280	9,292	9,383

Attributable to:
Shareholders of Novartis AG	6,712	17,783	10,210	9,175	9,270
Non-controlling interests	(14)	11	70	117	113
Basic earnings per share ($)
Continuing operations	2.82	2.92	4.39	3.76	3.89
Discontinued operations		4.48	(0.18)	0.00	(0.06)
Total	2.82	7.40	4.21	3.76	3.83
Diluted earnings per share ($)
Continuing operations	2.80	2.88	4.31	3.70	3.85
Discontinued operations		4.41	(0.18)	0.00	(0.06)
Total	2.80	7.29	4.13	3.70	3.79
Cash dividends(1)	6,475	6,643	6,810	6,100	6,030
Cash dividends per share in CHF(2)	2.75	2.70	2.60	2.45	2.30

(1)
Cash dividends represent cash payments in the applicable year that generally relates to earnings of the previous year.

(2)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2012 through 2015 were approved at the respective AGMs and dividends for 2016 will be proposed to the Annual General Meeting on February 28, 2017 for approval.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments.	7,777	5,447	13,862	9,222	8,119
Inventories	6,255	6,226	6,093	7,267	6,744
Other current assets	10,899	11,172	10,805	13,294	13,141
Non-current assets	105,193	108,711	87,826	95,712	96,187
Assets related to discontinued operations			6,801	759

Total assets	130,124	131,556	125,387	126,254	124,191

Trade accounts payable	4,873	5,668	5,419	6,148	5,593
Other current liabilities	17,336	18,040	19,136	20,170	18,458
Non-current liabilities	33,024	30,726	27,570	25,414	30,877
Liabilities related to discontinued operations			2,418	50

Total liabilities	55,233	54,434	54,543	51,782	54,928

Issued share capital and reserves attributable to shareholders of Novartis AG	74,832	77,046	70,766	74,343	69,137
Non-controlling interests	59	76	78	129	126

Total equity	74,891	77,122	70,844	74,472	69,263

Total liabilities and equity	130,124	131,556	125,387	126,254	124,191

Net assets	74,891	77,122	70,844	74,472	69,263
Outstanding share capital	896	890	898	912	909
Total outstanding shares (millions)	2,374	2,374	2,399	2,426	2,421

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs.

Year Earned	Month and Year Paid	Total Dividend per share (CHF)	Total Dividend per share ($)
2012	March 2013	2.30	2.44
2013	March 2014	2.45	2.76
2014	March 2015	2.60	2.67
2015	March 2016	2.70	2.70
2016(1)	March 2017	2.75	2.69	(2)

(1)
Dividend to be proposed at the Annual General Meeting on February 28, 2017 and to be distributed March 6, 2017

(2)
Translated into US dollars at the December 31, 2016 rate of $0.978 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on January 17, 2017, as found on Bloomberg Market System, was CHF 1.00 = $0.99.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low(2)	High(2)
2012	1.09	1.07	1.02	1.12
2013	1.12	1.08	1.05	1.12
2014	1.01	1.09	1.01	1.13
2015	1.01	1.04	0.97	1.08
2016	0.98	1.01	0.98	1.04
Month
August 2016			1.02	1.05
September 2016			1.02	1.04
October 2016			1.01	1.03
November 2016			0.98	1.03
December 2016			0.97	0.99
January 2017 (through January 17, 2017)			0.97	0.99

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

Risks Facing Our Business

Our products face important patent expirations and losses of intellectual property protection.

        Major products of our Innovative Medicines and Alcon Divisions, as well as certain products of our Sandoz Division, are protected by patent and other intellectual property rights, which provide us with exclusive rights to market the products, and give us an opportunity to recoup our investments in research and development. However, the strength and duration of those intellectual property rights can vary significantly from product to product and country to country. Loss of market exclusivity for one or more important products has had, and can be expected to continue to have a material adverse effect on our results of operations.

        The introduction of generic competition for a patented medicine typically results in a significant and rapid reduction in net sales and net income for the patented product because generic manufacturers typically offer their unpatented versions at sharply lower prices. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the term of the patent or other intellectual property rights. Such competition can also result from the entry of generic versions of another medicine in the same therapeutic class as one of our drugs or in another competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our drugs by governments, or from a general weakening of intellectual property laws in certain countries around the world. In addition, generic manufacturers sometimes take an aggressive approach to challenging patents, including conducting so-called "launches at risk" of products that are still under legal challenge for patent infringement, before final resolution of legal proceedings.

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

  •
  We faced generic competition in the US, Japan and some EU countries for our best-selling product Gleevec/Glivec during most of 2016. In the remaining EU countries, certain of our Glivec intellectual property rights expired in December 2016, and generic competition there has begun.

  •
  Patent protection for our Sandostatin products has expired. Generic versions of Sandostatin SC are available in the US, EU and Japan. There is currently no generic competition in the US, EU or Japan for Sandostatin LAR, the long-acting version of Sandostatin which represents the majority of our Sandostatin sales.

  •
  Diovan and Co-Diovan/Diovan HCT, which had long been our best-selling product, has generic competitors in the US, EU and Japan. In addition, the single pill combination products Exforge and Exforge HCT, which contain valsartan, the active ingredient in Diovan, face generic competition despite the existence of separate intellectual property covering those products. Exforge has generic competition in the US and Japan, and Exforge HCT, which is not marketed in Japan, has generic competition in the US. Generic competition for Exforge began in some countries in Europe in January 2017.

  •
  Certain intellectual property protecting our major products Afinitor and Gilenya will expire in 2018, 2019 and 2020. In addition, some of the patents protecting these products are being challenged in the US, raising the possibility of an earlier entry of generic competition.

        For more information on the patent status of our Innovative Medicines Division's products see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Intellectual Property."

        In 2017, we expect an impact on our net sales of about $2.5 billion as a result of the loss of intellectual property protection for our products, including Gleevec/Glivec. Because we typically have substantially reduced marketing and research and development expenses related to products that are in their final year of exclusivity, we expect that this loss of intellectual property protection also will have an impact on our 2017 operating income in an amount corresponding to a significant portion of the products' lost sales. The magnitude of the impact of generic competition could depend on a number of factors, including the time of year at which such exclusivity would be lost; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic competitor products approved, including whether, in the US, a single competitor is granted an exclusive marketing period, and whether an authorized generic is launched; and the geographies in which generic competitor products are approved, including the strength of the market for generic pharmaceutical products in such geographies and the comparative profitability of branded pharmaceutical products in such geographies.

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

Our financial performance depends on the commercial success of key products.

        Our financial performance, including our ability to replace revenue and income lost to generic and other competition and to grow our business, depends heavily on the commercial success of certain key products, known as our Growth Products. We consider our Growth Products to be an indicator of the rejuvenation of our portfolio of products. Growth Products consist of products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). In 2016, our Growth Products contributed $17.1 billion, or 35% of our total net sales.

        If these products or any of our other major products were to become subject to problems such as changes in prescription growth rates, unexpected side effects, loss of intellectual property protection, supply chain issues or other product shortages, regulatory proceedings, changes in labeling, publicity affecting doctor or patient confidence in the product, material product liability litigation, or pressure from new or existing competitive products, the adverse impact on our revenue and profit could be significant. In addition, our revenue and profit could be significantly impacted by the timing and rate of commercial acceptance of key new products.

        All of our businesses are broadly faced with intense competition from new products and technological advances from competitors, including new competitors from other industries such as Alphabet and IBM that are entering the healthcare field. Physicians, patients and third-party payors may choose our competitors' products instead of ours if they perceive them to be safer, more effective, easier to administer, less expensive, more convenient, or more cost-effective.

        Products that compete with ours, including products competing against our Growth Products or other major products, are launched from time to time. We cannot predict with accuracy the timing of the introduction of such competitive products or their possible effect on our sales. However, products significantly competitive to our major products Cosentyx, Lucentis, Gilenya and Afinitor have been launched. Such products, and other competitive products, could significantly affect the revenue from our products and our results of operations. In addition, the impact on our results of operations could be compounded to the extent such competition results in us making significant additional investments in marketing and sales.

        Similarly, our Alcon Division, a leader in the eye care industry, has suffered declining sales and profits due in part to increased competition for its products. To counter this, we are continuing efforts to improve the division's revenues and profits. Our efforts under this plan are expected to take time to succeed. As a result, such competition and the costs of our efforts to improve Alcon's performance, as well as other factors, can be expected to affect Alcon's business, financial condition or results of operations in the near term. In addition, despite the devotion of significant resources to our efforts to improve Alcon's performance, those efforts may prove insufficient. Should our efforts fail to accomplish their goals, or fail to do so in a timely manner, it could have a material adverse impact on our business, financial condition or results of operations beyond the near term, as well. See also the discussion of Alcon's new product development efforts in "—Our research and development efforts may not succeed in bringing new products to market, or may fail to do so cost efficiently enough, or in a manner sufficient to grow our business, replace lost revenue and income and take advantage of new technologies," below, and the discussion of the impact of competition on our Sandoz Division in "—Failure to obtain marketing exclusivity periods for new generic products, or to develop biosimilars and other differentiated products, as well as intense competition from patented and generic pharmaceuticals companies, may have an adverse effect on the success of our Sandoz Division," below.

Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost revenue and income and take advantage of new technologies.

        Our ability to continue to maintain and grow our business, to replace sales lost due to competition, entry of generics or other reasons, and to bring to market products and medical advances that take advantage of new, and potentially disruptive technologies depends in significant part upon the success of our research and development activities in identifying, and successfully and cost-effectively developing new products that address unmet medical needs, are accepted by patients and physicians, and are reimbursed by payors. To accomplish this, we commit substantial effort, funds and other resources to research and development, both through our own dedicated resources and through collaborations with third parties. Developing new healthcare products and bringing them to market, however, is a highly costly, lengthy and uncertain process. In spite of our significant investments, there can be no guarantee that our research and development activities will produce commercially viable new products that will enable us to replace revenue and income lost to generic and other competition and to grow our business. See also "—We may not successfully achieve our goals in strategic transactions or reorganizations," below, with regard to our recent reorganization of our pharmaceutical product development organization.

        Using the products of our Innovative Medicines Division as an example, the research and development process for a new product can take up to 15 years, or even longer, from discovery to commercial product launch—and with limited available intellectual property protections, the longer it takes to develop a product, the less time there will be for us to recoup our research and development costs. New products must undergo intensive preclinical and clinical testing, and must be approved by means of highly complex, lengthy and expensive approval processes which can vary from country to country. During each stage, there is a substantial risk that we will encounter serious obstacles that will further delay us and add substantial expense, that we will develop a product with limited potential for commercial success, or that we will be forced to abandon a product in which we have invested substantial amounts of time and money. These risks may include failure of the product candidate in preclinical studies, difficulty enrolling patients in clinical trials, clinical trial holds or other delays in completing clinical trials, delays in completing formulation and other testing and work necessary to support an application for regulatory approval, adverse reactions to the product candidate or other safety concerns, insufficient clinical trial data to support the safety or efficacy of the product candidate or to differentiate our product candidate from competitors, an inability to manufacture sufficient quantities of the product candidate for development or commercialization activities in a timely and cost-effective manner, and failure to obtain, or delays in obtaining, the required regulatory approvals for the product candidate or the facilities in which it is manufactured.

        In addition, following a series of widely publicized issues, health regulators have increased their focus on product safety. Governmental authorities and payors around the world have also paid increased attention to whether new products offer a significant benefit over other products in the same therapeutic class. These developments have led to requests for more clinical trial data, for the inclusion of significantly higher numbers of patients in clinical trials, and for more detailed analyses of the trials. As a result, the already lengthy and expensive process of obtaining regulatory approvals and reimbursement for pharmaceutical products has become even more challenging.

        There is also the risk that we may fail to identify significant new product candidates for development or potentially disruptive new technologies, and so may fail to take advantage of a potential new wave of innovation.

        For the same reason, the post-approval regulatory burden has also increased. Approved drugs are subject to various requirements such as risk evaluation and mitigation strategies (REMS), risk management plans, comparative effectiveness studies, health technology assessments, and requirements to conduct post-approval Phase IV clinical trials to gather additional safety and other data on products. These requirements have the effect of making the maintenance of regulatory approvals and of achieving reimbursement for our products increasingly expensive, and further heightening the risk of recalls, product withdrawals, loss of market share, and loss of revenue and profitability.

        Our Alcon Division faces similar challenges in developing new products and bringing them to market. Alcon's Surgical and Vision Care products face medical device development and approval processes that are often similarly difficult. Alcon is taking steps to increase its innovation power and the success of its research and development efforts. But this can be expected to be costly and to require extensive efforts over time. There can be no certainty that Alcon will be successful in these efforts, in either the short- or the long-term, and if Alcon is not successful, there could be a material adverse effect on the success of the Alcon Division, and on the Group as a whole. See also the discussion of Alcon in "—Our products face important patent expirations and significant competition" above.

        In addition, our Sandoz Division has made, and expects to continue to make, significant investments in the development of differentiated, "difficult-to-make" generic products, including biotechnology-based, "biologic" medicines intended for sale as bioequivalent or "biosimilar" generic versions of currently-marketed biotechnology products. While the development of such products typically is significantly less costly and complex than the development of the equivalent originator medicines, it is nonetheless often significantly more costly and complex than those for non-differentiated generic products. In addition, despite significant efforts by us and others, to date many countries do not yet have fully-developed legislative or regulatory pathways to facilitate the development of biosimilars and permit biosimilars to be sold in a manner in which the biosimilar product would be readily substitutable for the originator product. Further delays in the development and completion of such regulatory pathways, or any significant impediments that may ultimately be built into such pathways, or any other significant difficulties that may arise in the development or marketing of biosimilars or other differentiated products, could put at risk the significant investments that Sandoz has made, and will continue to make, in the development of differentiated products in general, and in its biopharmaceuticals business in particular, and could have a material adverse effect on the long-term success of the Sandoz Division and the Group as a whole. See also "—Failure to obtain marketing exclusivity periods for new generic products, or to develop biosimilars and other differentiated products, as well as intense competition from patented and generic pharmaceuticals companies, may have an adverse effect on the success of our Sandoz Division," below.

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

        If we are unable to cost-effectively maintain a flow of successful new products and new indications for existing products sufficient to maintain and grow our business, cover our substantial research and development costs and the decline in sales of older products that become subject to generic or other competition, and take advantage of technological and medical advances, then this could have a material adverse effect on our business, financial condition or results of operations. For a description of the approval processes which must be followed to market our products, see the sections headed "Regulation" included in the descriptions of our operating divisions under "Item 4. Information on the Company—Item 4.B Business Overview."

Our business is affected by pressures on pricing and reimbursement for our products.

        Our businesses are operating in an ever more challenging environment, with significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products by governments, insurers and other payors. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly than in the past. These pressures are particularly strong given the persistently weak economic and financial environment in many countries and the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power. In addition, these pressures are augmented by intense publicity regarding the pricing of pharmaceuticals by our competitors, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices.

        As a result, even though the pharmaceutical industry's share of overall healthcare costs is comparatively low, we face numerous cost-containment measures by governments and other payors, including government-imposed industry-wide price reductions, mandatory pricing systems, reference pricing systems, payors limiting access to treatments based on cost-benefit analyses, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs for the patented equivalent, and growing pressure on physicians to reduce the prescribing of patented prescription medicines. For more information on such price controls see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Price Controls." See also "—Ongoing consolidation among our distributors and retailers is increasing both the purchasing leverage of key customers and the concentration of credit risk," below, with regard to the impact on pricing of the consolidation among our customers, and "—The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results," below, with regard to the impact of economic conditions on our pricing.

        We expect these challenges to continue—and potentially to increase in 2017 and following years—as political pressures mount, and healthcare payors around the globe, including government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price cuts. Such pressures could have a material adverse impact on our business, financial condition or results of operations, as well as on our reputation.

Failure to comply with law, legal proceedings and government investigations may have a significant negative effect on our results of operations.

        We are obligated to comply with the laws of all of the countries around the world in which we operate and sell products with respect to an extremely wide and growing range of activities. Such legal requirements can vary from country to country and new requirements may be imposed on us from time to time as government and public expectations regarding acceptable corporate behavior change. For example, we are faced with increasing pressures, including new laws and regulations from around the world, to be more transparent with respect to how we do business, including with respect to our interactions with healthcare professionals and organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, as well as proposals that we be required to disclose the methods that we use to set the prices for our products.

        To help us in our efforts to comply with the many requirements that impact us, we have a significant global ethics and compliance program in place, and we devote substantial time and resources to efforts to ensure that our business is conducted in a lawful and publicly acceptable manner. Nonetheless, despite our efforts, any actual or alleged failure to comply with law or with heightened public expectations could lead to substantial liabilities that may not be covered by insurance, or to other significant losses, and could affect our business, financial position and reputation.

        In particular, in recent years, there has been a trend of increasing government investigations, legal proceedings and law enforcement activities against companies and executives operating in our industry, both in the US and in countries around the world. Increasingly, such activities can involve criminal proceedings. A number of our subsidiaries across each of our divisions are, or may in the future be subject to various investigations and legal proceedings that arise or may arise from time to time, such as proceedings regarding sales and marketing practices, pricing, corruption, trade regulation and embargo legislation, product liability, commercial disputes, employment and wrongful discharge, antitrust (including for so-called "pay for delay" patent settlements), securities, insider trading, occupational health and safety, environmental, tax, cybersecurity, data privacy and intellectual property matters, and are increasingly challenging practices previously considered to be legal.

        Such proceedings are inherently unpredictable, and large judgments sometimes occur. As a consequence, we may in the future incur judgments that could involve large cash payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages. In addition, such proceedings may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to civil litigation. As a result, having taken into account all relevant factors, we have in the past and may again in the future enter into major settlements of such claims despite having potentially significant defenses against them, in order limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money, and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for a period of years.

        Any such judgments or settlements, and any accruals that we may take with respect to potential judgments or settlements, could have a material adverse impact on our business, financial condition or results of operations, as well as on our reputation.

        Our businesses are and have been subject to a number of these types of cases and governmental investigations. For example, in 2013, the US government filed a civil complaint in intervention to an individual qui tam action against our affiliate Novartis Pharmaceuticals Corporation (NPC) in the United States District Court for the Southern District of New York (SDNY) involving several of NPC's cardiovascular medications. The complaint, as subsequently amended, asserts federal False Claims Act and common law claims with respect to speaker programs and other promotional activities for certain NPC cardiovascular medications allegedly serving as mechanisms to provide kickbacks to healthcare professionals. It seeks unspecified damages, which according to the complaint are "substantial," including treble damages and maximum civil penalties per claim, as well as disgorgement of Novartis profits from the alleged unlawful conduct. In 2013, New York State filed a civil complaint in intervention asserting similar claims. The individual relator continues to litigate the kickback claims on behalf of other states and municipalities.

        See also "Note 20. Provisions and other non-current liabilities" and "Note 28. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on

January 25, 2017 for information on other significant legal matters also are pending against us, and see "—Our reliance on outsourcing and third parties for the performance of key business functions heightens the risks faced by our businesses" below.

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

        In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may rely on a single source of supply. Because of these complexities, we are required to plan our production activities well in advance. If we should underestimate market demand for a product, or should fail to accurately predict when the product would be approved for sale, then we may not be able to increase production sufficiently to meet demand. Alternately, if we overestimate the quantity or timing of product to be produced, then we may be required to dispose of excess product, which would result in the loss of the resources spent to produce it.

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

        We also manufacture and sell a number of sterile products, including oncology products, which are technically complex to manufacture, and require sophisticated environmental controls. Because the production process for such products is so complex and sensitive, the chance of production failures and lengthy supply interruptions is increased.

        In addition, because our products are intended to promote the health of patients, for some of our products, a supply disruption or other production issue could endanger our reputation and subject us to lawsuits or to allegations that the public health, or the health of individuals, has been harmed.

        In sum, a disruption in the supply of certain key products—whether as a result of a failure to comply with applicable regulations or health authority expectations, the fragility of the production process, inability to obtain product or raw materials from a sole source of supply, natural or man-made disasters at one of our facilities or at a critical supplier or vendor, or our failure to accurately predict demand—could have a material adverse effect on our business, financial condition or results of operations, as well as our reputation. See also "—We may not successfully achieve our goals in strategic transactions or reorganizations," below, with regard to our recent reorganization of our product manufacturing organization, and "—Extreme weather events, earthquakes and other natural disasters could adversely affect our business," below.

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        Changes in exchange rates between the US dollar, our reporting currency, and other currencies can result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows.

        In addition to ordinary market risk, there is a risk that countries could take affirmative steps that could significantly impact the value of their currencies. Such steps could include "quantitative easing" measures and potential withdrawals by countries from common currencies. In addition, certain countries are or may experience periods of high inflation. This could lead these countries to devalue their currencies, and to set exchange controls, as, for example, Venezuela has done. Such steps taken by Venezuela have impacted our financial results. See "—The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results" above. Ongoing conditions in Venezuela and other such countries could continue to lead to further devaluations of their currencies, which could in turn result in significant additional financial losses to the Group in the future.

        Despite measures undertaken to reduce, or hedge against, foreign currency exchange risks, because a significant portion of our earnings and expenditures are in currencies other than the US dollar, including expenditures in Swiss francs that are significantly higher than our revenue in Swiss francs, any such exchange rate volatility may negatively and materially impact the Group's business, results of operations and financial condition, and may impact the reported value of our net sales, earnings, assets and liabilities. In addition, the timing and extent of such volatility can be difficult to predict. Further, depending on the movements of particular foreign exchange rates, the Group may be materially adversely affected at a time when the same currency movements are benefiting some of our competitors.

        For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources—Effects of Currency Fluctuations" "Item 11. Quantitative and Qualitative Disclosures about Market Risk", and "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

We may not successfully achieve our goals in transactions or reorganizations.

        As part of our strategy, from time to time we evaluate and pursue potential business acquisitions and divestitures to expand or complement our existing businesses, or to enable us to focus more sharply on our strategic businesses. We cannot ensure that suitable acquisition candidates will be identified. Acquisition activities can be thwarted by governmental regulation, including market concentration limitations, political interference, overtures from competitors for the targeted assets, potentially increasing prices demanded by sellers, and other issues. Once an acquisition is agreed upon with a third party, we may not be able to complete the acquisition in the expected form or within the expected time frame, or at all, due to a failure to obtain required regulatory approvals or a failure to achieve contractual or other required closing conditions. Further, after an acquisition, efforts to integrate the business may not meet expectations, or may otherwise not be successful, as a result of differences in corporate culture, difficulties in retaining key personnel, customers and suppliers, difference in standards, controls, processes and policies, or other reasons. Acquisitions and divestments can also divert management's attention from our existing businesses, and could result in the existing businesses failing to achieve expected results, or in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues.

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

        In 2015, we completed a series of transactions intended to transform our portfolio of businesses. In these transactions, we acquired GSK oncology products and certain related assets; created a joint venture with GSK in consumer healthcare of which Novartis owns 36.5%; divested our vaccines business (excluding the influenza vaccines business) to GSK; divested our Animal Health business to Lilly; and divested our influenza vaccines business to CSL. In 2014, we had also divested the blood transfusion diagnostics unit to Grifols S.A. that had been part of our former Vaccines and Diagnostics Division. In agreeing to these transactions, we expected to achieve certain strategic benefits, synergies and opportunities, including certain financial results. There can be no certainty that such expected benefits will be fully realized or that they will be realized at any particular time.

        In addition, as part of our strategy, from time to time we reassess the optimal organization of our business, including the allocation of products by division and the level of centralization and simplification of certain functions across the Group, to better align those products and functions with the capabilities and expertise required for competitive advantage. As an example of this, in May 2016, we announced changes to focus our former Pharmaceuticals Division by creating two business units: Novartis Pharmaceuticals and Novartis Oncology. These business units formed the Innovative Medicines Division of Novartis, reporting to the CEO of Novartis. Similarly, in January 2016 we announced a series of strategic actions intended to further focus our divisions, including focusing our Alcon Division on its Surgical and Vision Care franchises, strengthening our ophthalmic medicines business by transferring Alcon's Ophthalmic Pharmaceuticals products to our Innovative Medicines Division, and shifting selected mature pharmaceutical products from our Innovative Medicines Division into Sandoz. We also announced steps during the course of 2016 to increase Group-wide coordination of drug development, and to improve efficiency with an integrated manufacturing operation and more shared commercial and medical services at the country level. Similarly, in 2014 we created a shared services organization, Novartis Business Services (NBS). NBS consolidates a number of business support services previously spread across divisions, including Information Technology, Financial Reporting and Accounting Operations, Real Estate & Facility Services, Procurement, Payroll and Personnel Administration and the Innovative Medicines Global Business Services. We expect these actions to further strengthen our competitive position, enable us to maintain our leading position in research and development, and free resources for our growth priorities. But the expected benefits of these reorganizations may never be fully realized or may take longer to realize than expected. There can be no certainty that the numerous businesses and functions involved will be successfully integrated into the new organizations or that key personnel will be retained. Disruption from the reorganizations may make it more difficult to maintain relationships with customers, employees or suppliers, and the reorganizations may result in the Group not achieving the expected productivity and financial benefits, shortfalls in program oversight, or, potentially, sales declines and lost profits.

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

Significant breaches of data security or disruptions of information technology systems and the use of Internet, social media and mobile technologies could adversely affect our business and breach the privacy rights of third parties.

        Our business is heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support business processes. In addition, Novartis and our employees rely on internet and social media tools and mobile technologies as a means of communications, and to gather information. We are also increasingly seeking to develop technology-based products such as mobile applications that go "beyond the pill" to improve patient welfare in a variety of ways, which could also result in us gathering information about patients and others electronically.

        The size and complexity of our information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security breaches, breakdowns, malicious intrusions, malware, misplaced or lost data, programming or human errors, or other similar events. Although we have devoted and continue to devote significant resources and management attention to the protection of our data and information technology, like many companies, we have experienced such events and expect to continue to experience them in the future. We believe that the information security breaches we have experienced to date have not resulted in significant disruptions to our operations, and will not have a significant adverse effect on our current or future results of operations. However, we may not be able to prevent future breakdowns or breaches in our systems that could have a material adverse effect on our business, financial condition, results of operation or reputation.

        Any such events could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and other key business activities. Such potential information technology issues could lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. In addition, malfunctions in software or devices that make significant use of information technology, including our Alcon surgical equipment, could lead to a risk of harm to patients.

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

        In addition, we use Internet, social media and mobile tools as a means to communicate with the public about our products or about the diseases our products are intended to treat. However, such uses risk the loss of trade secrets or other intellectual property. In addition, there continue to be significant uncertainties as to the rules that apply to such communications, and as to the interpretations that health authorities will apply in this context to the rules that do exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of Internet, social media and mobile technologies for such purposes may cause us to nonetheless be found in violation of them.

        Our dependence upon information technology, including any breaches of data security, technology disruptions, privacy violations, or other uses of interconnected technologies could give rise to the loss of trade secrets or other intellectual property, to the public exposure of personal information, and to interruptions to our operations, and could result in enforcement actions or liability, including potential shareholders' litigation, which could require us to expend significant resources to continue to modify or enhance our protective measures and to remediate any damage. Such events could have a material adverse effect on our business, financial condition, results of operations and reputation.

Intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, primarily due to acquisitions, including, in particular, substantial goodwill and other intangible assets obtained as a result of our acquisitions of Alcon and the oncology assets from GSK. As a result, we may incur significant impairment charges in the future if the expected fair value of the goodwill and other intangible assets would be less than their carrying value on the Group's consolidated balance sheet at any point in time.

        We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill, acquired research and development, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2016, for example, we recorded intangible asset impairment charges of $591 million. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the impact of impairment charges on our results of operations, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment" and "Note 1. Significant Accounting Policies" and "Note 11. Goodwill and Intangible Assets Movements" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

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

        In particular, financial weakness in certain countries has increased pressures on those countries, and on payors in those countries, to force healthcare companies to decrease the prices at which we may sell them our products. See also "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Price Controls." Concerns continue that payors and customers in some countries, including Greece, Italy, Portugal, Spain, Brazil, Russia and Saudi Arabia may not be able to pay us in a timely manner.

        Certain other countries are experiencing high inflation rates and have taken steps to introduce exchange controls and limit companies from distributing retained earnings or paying intercompany payables due from those countries. The most significant country in this respect is Venezuela, where we are exposed to a potential devaluation loss in the income statement with our subsidiaries in the country. The Group's subsidiaries in Venezuela are experiencing a significant reduction in approvals for remittance of US dollars outside the country at the exchange rate available for imports of specific goods and services of national priority, including medicines and medical supplies. As a result, in November 2016, the Group changed the exchange rate applied to translate the financial statements of its Venezuelan subsidiaries to the floating rate of DICOM (Systema de Divisa Complementaria) which was VEF 658 per US dollar as of November 1, 2016. A corresponding $0.3 billion revaluation loss on the outstanding intercompany balances was recognized in the fourth quarter of 2016. Due to the recorded reserves against the intercompany balances, the net outstanding intercompany payable balance of Venezuela subsidiaries reduced to an insignificant amount as per December 31, 2016.

        Ongoing conditions in Venezuela and other such countries could continue to lead to further devaluations of their currencies, which could in turn result in significant additional financial losses to the Group in the future. See also "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources—Effects of Currency Fluctuations" and "—Condensed Consolidated Balance Sheets," and "Note 15. Trade Receivables" and "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        Current economic conditions may also adversely affect the ability of our distributors, customers, suppliers and service providers to obtain the liquidity required to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us, which could disrupt our operations and could negatively impact our business and cash flow. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner, or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with third parties with substantial operations in countries where current economic conditions are the most severe, particularly where such third parties are themselves exposed to payment risks from business interactions directly with fiscally-challenged government payers. See also "—Our reliance on outsourcing and third parties for the performance of key business functions heightens the risks faced by our businesses" below.

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

        To the extent that the economic and financial conditions directly affect consumers, some of our businesses, including the elective surgical and contact lens businesses of our Alcon Division, may be particularly sensitive to declines in consumer spending. In addition, our Innovative Medicines and Sandoz Divisions may not be immune to declines in consumer spending, particularly given the increasing requirements in certain countries that patients pay a larger contribution toward their own healthcare costs. As a result, there is a risk that consumers may cut back on prescription drugs and medical devices to help cope with rising costs and difficult economic times.

        These issues may be further impacted by unpredictable political conditions currently existing in various parts of the world, including a backlash in certain areas against free trade, the ongoing refugee crisis, anti-immigrant sentiment, social unrest and fears of terrorism. In the US, opposition to free trade agreements was a significant issue in the recent presidential election. Similarly, uncertainties remain in Europe following the UK's "Brexit" vote and the rise of populist movements in various EU countries. And significant conflicts continue in parts of the Middle East and places such as Ukraine.

        Collectively, such difficult conditions can, among other things, interfere with free trade in goods, increase the costs and difficulties of international transactions and potentially disturb the international flow of goods, and thus may have a material adverse effect on our revenues, results of operations, financial condition and, if circumstances worsen, our ability to raise capital at reasonable rates.

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

Our indebtedness could adversely affect our operations.

        As of December 31, 2016 we had $17.9 billion of non-current financial debt and $5.9 billion of current financial debt. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to engage in transactions or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses.

        We invest a significant amount of effort and resources into outsourcing the performance of certain key business functions to third parties, including research and development collaborations, manufacturing operations, warehousing, distribution activities, certain finance functions, marketing activities, data management and others. Our reliance on outsourcing and third parties for certain functions, such as the research and development or manufacturing of products, may limit the potential profitability of such products. In addition, despite contractual relationships with the third parties to whom we outsource these functions, we cannot ultimately control how they perform their contracts. Nonetheless, we depend on these third parties to achieve results which may be significant to us. If the third parties fail to meet their obligations or to comply with the law, we may lose our investment in the collaborations and fail to receive the expected benefits. In addition, should any of these third parties fail to comply with the law in the course of their performance of services for us, there is a risk that we could be held responsible for such violations of law, as well, and that our reputation may suffer. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.

        In particular, in many countries, including many developing markets, we rely heavily on third party distributors and other agents for the marketing and distribution of our products. Many of these third parties do not have internal compliance resources comparable to those within our organization. Some of these countries are plagued by corruption. If our efforts to detect cases of potential misconduct fail, we could be held responsible for the noncompliance of these third parties with applicable laws and regulations, which may have a material adverse effect on our reputation and on our business, financial condition or results of operations.

We may not be able to realize the expected benefits of our significant investments in Emerging Growth Markets.

        At a time of slowing growth in sales of healthcare products in industrialized countries, many emerging markets have in recent years experienced proportionately higher sales growth and an increasing contribution to the industry's global performance. In 2016, our Continuing Operations generated $11.9 billion, or approximately 25% (2015: 25%) of our net sales from Emerging Growth Markets—which comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand—as compared with $36.6 billion, or approximately 75% (2015: 75%) of our net sales, in the Established Markets. However, combined net sales in the Emerging Growth Markets grew 4% in constant currencies in 2016, compared to –1% sales growth in constant currencies in the Established Markets during the same period. As a result of this trend, we continue to take steps to increase our activities in the Emerging Growth Markets, and have been making significant investments in our businesses in those countries.

        In the past two years, however, certain of these Emerging Growth Market countries, including Brazil, India, China and Russia, have experienced economic slowdowns. As a result, there can be no guarantee that our efforts to expand our sales in these countries will succeed, or that these countries will once again experience growth rates significantly in excess of the world's largest markets. In particular, some Emerging Growth Market countries may be especially vulnerable to the effects of the persistently weak global financial environment, may have very limited resources to spend on healthcare or may be susceptible to political and social instability. See "—The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results" above. Many of these countries are subject to increasing political and social pressures, including from a growing middle class seeking increased access to healthcare. Such pressures on local government may in turn result in an increased focus by the governments on our pricing, and may put at risk our intellectual property. See "—Our business is increasingly affected by pressures on pricing for our products," and "Our products face important patent expirations and significant competition" above.

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

        In addition, many of these countries have currencies that may fluctuate substantially. If these currencies devalue significantly against the US dollar and we cannot offset the devaluations with price increases, then our products may become less profitable, or may otherwise impact our reported financial results. Currency devaluation risk may also exist in countries with high inflation economies. Should these countries take steps that cause their currencies to be devalued, we may realize a significant financial loss. See "—The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results" and "—Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets," above. Ongoing conditions in such high inflation countries could lead to further devaluations of their currencies, which could in turn result in significant additional financial losses to the Group in the future.

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

        In addition, the division faces intense competition both from companies that market patented pharmaceutical products, which sometimes take aggressive steps to prevent or delay the introduction of generic medicines, to limit the availability of exclusivity periods or to reduce their value, and from other generic pharmaceuticals companies, which aggressively compete for exclusivity periods and for market share of generic products that may be identical to certain of our generic products. These activities may increase the costs and risks associated with our efforts to introduce generic products, may further limit the prices at which we are able to sell these products, and may delay or entirely prevent their introduction. See also "—Failure to comply with law, legal proceedings and government investigations may have a significant negative effect on our results of operations" above, with regard to the risks of damages involved in our efforts to market generic versions of patented products.

        Sandoz has also invested heavily in the development of biosimilar drugs, despite the fact that regulations concerning their approval, marketing and sale in certain countries, including in the US, are still under development or not entirely clear. If, despite ongoing efforts by us and others to encourage the development of such regulations, such regulations do not ultimately favor the development and sale of biosimilar products, then we may fail to achieve expected returns on the investments by Sandoz in the development of biosimilars. See also "—Our research and development efforts may not succeed in bringing new products to market, or may fail to do so cost-efficiently enough, or in a manner sufficient to grow our business and replace lost revenue and income" above, with regard to the risks involved in our efforts to develop differentiated generic products.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our current and former associates. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefits plans. For these defined benefits plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates used by Novartis may differ materially from the actual results we experience in the future, due to changing market and economic conditions (including the effects of the persistently weak global financial environment, which, to date, have resulted in extremely low or negative interest rates in many countries), higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, a decrease in the interest rate we apply in determining the present value of expected future defined benefit obligations of one-quarter of one percent would have increased our year-end defined benefit pension obligation for plans in Switzerland, US, UK, Germany and Japan, which represent about 95% of the Group total defined benefit pension obligation, by $0.8 billion. Any differences between our assumptions and estimates and our actual experience could have a material effect on our results of operations and financial condition. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see

"Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Retirement and other post-employment benefit plans" and "Note 25. Post-Employment Benefits for Associates" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017. See also "—The persistently weak global economic and financial environment in many countries and increasing political and social instability may have a material adverse effect on our results" above.

Changes in tax laws or their application could adversely affect our results of operations.

        Our worldwide operations are taxed under laws in the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the determination of profits to be taxed in individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the incidence of double taxation on our revenues and capital gains. But in recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance. At the same time, the European Commission is finalizing the Anti Tax Avoidance Directive and continues to extend the application of the fiscal state aid policy and respective investigation on tax ruling practices. These tax reform initiatives on the OECD and European levels also need local country implementation, including in our home country of Switzerland, which may result in significant changes to established tax principles and could lead to an increased risk of international tax disputes.

        Although we have taken steps to be in compliance with the evolving OECD and European tax initiatives, and will continue to do so, significant uncertainties remain as to the outcome of the Swiss and other countries' tax reform efforts. Such efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could require us to adapt our tax structure, increase our effective tax rate and adversely affect our financial results.

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

        Increasingly, a significant portion of our global sales are made to a relatively small number of drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally are all in the US, and accounted for approximately 16%, 12% and 6%, respectively, of Group net sales in 2016. The largest trade receivables outstanding were for these three customers, amounting to 14%, 9% and 6%, respectively, of the Group's trade receivables at December 31, 2016. The trend has been toward further consolidation among distributors and retailers, both in the US and internationally. As a result, our customers are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past, and could include a substantial loss of sales and an inability to collect amounts owed to us. This could have a material adverse effect on our business, financial condition and results of operations.

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

        Future economic growth will demand talented associates and leaders, yet the market for talent has become increasingly competitive. In particular, emerging markets are expected to continue to be a driving force in global growth, but in countries like Russia and China there is a limited pool of executives with the training and international experience needed to work successfully in a global organization like Novartis.

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

        The environmental laws of various jurisdictions impose actual and potential obligations on us to remediate contaminated sites, in some cases over many years. While we have set aside substantial provisions for worldwide environmental liabilities, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in the Group consolidated financial statements. If environmental contamination caused by us adversely impact third parties, if we fail to properly manage the safety of our facilities and the environmental risks, or if we are required to further increase our provisions for environmental liabilities in the future, this could have a material adverse effect on our business, financial condition, results of operations, and on our reputation. See also "Item 4.D Property, Plants and Equipment—Environmental Matters" and "Note 20. Provisions and other non-current liabilities" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

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

        In addition, our corporate headquarters, the headquarters of our Innovative Medicines Division, and certain of our major Innovative Medicines Division production and research facilities are located near earthquake fault lines in Basel, Switzerland. Other major facilities are located near major earthquake fault lines in various locations around the world. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and loss of life, all of which could have a material adverse effect on our business, financial condition and results of operations. See also "—The manufacture of our products is highly regulated and complex, and may result in a variety of issues that could lead to extended supply disruptions and significant liability," above.

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

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel, Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        Novartis is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies. For a list of our significant operating subsidiaries, see "Note 32. Principal Group Subsidiaries and Associated Companies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Important Corporate Developments 2014-January 2017

2017
January	Novartis announces that it is considering options for the Alcon Division. The review will explore all options, ranging from retaining all or part of the business to separation via a capital markets transaction (e.g. IPO or spin-off), in order to determine how to best maximize value for our shareholders. The review will be conducted during the course of 2017 and in a manner such that Alcon Division associates can fully focus on the unit's return to growth. The ophthalmic pharmaceutical portfolio is now fully integrated into our Innovative Medicines Division and will not be part of the review.
Novartis announces that it is initiating a share buyback of up to $5.0 billion in 2017 under existing shareholder authority.

Novartis announces that it has entered into a collaboration and option agreement with Ionis Pharmaceuticals, Inc. (Ionis), and its affiliate Akcea Therapeutics, Inc. (Akcea), to license two investigational treatments with the potential to significantly reduce cardiovascular risk in patients suffering from high levels of lipoproteins known as Lp(a) and ApoCIII. In addition, Novartis entered into a stock purchase agreement with Ionis and Akcea. This transaction is subject to customary closing conditions, including regulatory approval.
2016
December
Novartis announces that it has entered into a definitive agreement for the acquisition of Encore Vision, Inc., a privately-held company focused on the development of UNR844 (formerly EV06), an investigational, first-in-class potentially disease modifying topical treatment for presbyopia. This acquisition was completed on January 20, 2017.

Novartis announces the signing of an exclusive option, collaboration and license agreement with Conatus Pharmaceuticals Inc., for the global rights to emricasan, an investigational, first-in-class, oral, pan-caspase inhibitor for the treatment of non-alcoholic steatohepatitis (NASH) with advanced fibrosis and cirrhosis of the liver. Upon exercise of the option, Novartis will obtain an exclusive, worldwide license to develop and commercialize products containing emricasan. The exercise of the option is subject to customary closing conditions, including regulatory approval.

Novartis announces that it has entered into a definitive agreement for the acquisition of Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology including ZPL389, a once-daily oral H4 receptor antagonist in development for atopic dermatitis. This acquisition was completed on January 20, 2017.

November	Novartis announces that it has acquired Selexys Pharmaceuticals Corporation and SEG101 (crizanlizumab, formerly SelG1) for reduction of pain crises in sickle cell disease.
September	Novartis completes two euro (EUR) denominated bond offerings totaling EUR 1.75 billion.
June	Novartis announces that it has entered into a collaboration and licensing agreement with Xencor for the development of bispecific antibodies for treating cancer.

Novartis announces that it will further expand its long-standing partnership with Medicines for Malaria Venture. Novartis will lead the development of antimalarial compound KAF156 with scientific and financial support from Medicines for Malaria Venture in collaboration with the Bill & Melinda Gates Foundation.
May
Novartis announces changes to focus its Pharmaceuticals Division by creating two business units: Novartis Pharmaceuticals and Novartis Oncology. These business units form the Innovative Medicines Division of Novartis. The CEO of each business unit reports directly to the CEO of Novartis and both joined the Executive Committee of Novartis (ECN) effective July 1, 2016.
February
Shareholders authorize the Novartis Board of Directors to execute share buybacks within the framework of a seventh share repurchase program that will allow Novartis to repurchase shares for cancellation up to a maximum of CHF 10 billion.

Novartis announces that it has entered into an agreement to acquire Transcend Medical, Inc., a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma, such as the CyPass Micro-Stent. This acquisition was completed on March 23, 2016.
Novartis announces that it has acquired from Pfizer the rights for the development and commercialization of PF-06438179 (biosimilar infliximab) in the European Economic Area.
January
Novartis announces leadership changes effective February 1, 2016. Mike Ball has been appointed Division Head and CEO Alcon, succeeding Jeff George; Dr. Vas Narasimhan has been appointed Global Head Drug Development and Chief Medical Officer, a new position in the ECN; and André Wyss has been appointed President, Novartis Operations.

Novartis announces that it is taking a number of steps to further build on its strategy, including focusing the Alcon Division on its Surgical and Vision Care franchises and strengthening the ophthalmic medicines business by transferring Alcon's Ophthalmic Pharmaceuticals products to the Innovative Medicines Division, and by shifting selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division into the Sandoz Division, which changes were operationally completed as of April 1, 2016; and by centralizing manufacturing operations across divisions within a single technical operations unit; increasing Group-wide coordination of drug development by establishing a single Global Head of Drug Development and centralizing certain common functions such as the Chief Medical Office, which changes were operationally completed as of July 1, 2016.
Novartis announces a collaboration and licensing agreement with Surface Oncology, which gives Novartis access to four pre-clinical programs in immuno-oncology.
2015
November	Novartis completes a $3 billion bond offering under its US SEC Registration Statement on Form F-3.
October	Novartis announces the acquisition of Admune Therapeutics LLC to broaden its portfolio of cancer immunotherapies.
September
Novartis announces the appointment of Dr. James E. Bradner as President of the Novartis Institutes for BioMedical Research and a member of the ECN, effective March 1, 2016, concurrent with the retirement of Dr. Mark C. Fishman, who reached his contractual retirement age in March 2016.

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
May
Novartis enters into a licensing and commercialization agreement with Ophthotech Corporation for the exclusive rights to market pegpleranib outside the US. In November 2015, Genentech entered into an agreement with Novartis to participate in certain financial rights related to the Novartis licensing and commercialization agreement with Ophthotech Corporation for pegpleranib.
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

        For information on our principal expenditures on property, plants and equipment, see "Item 4. Information on the Company—4.D Property, Plants and Equipment." For information on our significant expenditures in research and development, see the sections headed "Research and Development" included in the descriptions of our Innovative Medicines Division and Alcon Division, and the section headed "Development and Registration" included in the description of our Sandoz Division under "Item 4. Information on the Company—4.B Business Overview." For information on other principal capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Factors Affecting Comparability of Year-On-Year Results of Operations." For more information on the transactions with GSK, Lilly or CSL, see "Item 4.B Business Overview—Overview" and "Item 10.C Material Contracts."

4.B Business Overview

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative pharmaceuticals and oncology medicines, generic and biosimilar medicines and eye care devices. Our mission is to discover new ways to improve and extend people's lives. Our vision is to be a trusted leader in changing the practice of medicine. Our strategy is to use science-based innovation to deliver better patient outcomes in growing areas of healthcare.

        Following the completion of a series of transactions in 2014 and 2015, the Group's continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. We also separately report the results of Corporate activities. The disclosure in this Form 20-F focuses on these continuing operations unless otherwise specified. From March 2, 2015, the date of the completion of a series of transactions with GSK, continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015 (the latter reported as an investment in associated companies). We sold on March 2, 2015, our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2105 to CSL and our Animal Health Division was sold on January 1, 2015 to Lilly. For more detail on certain of these transactions see, "Item 10.C Material Contracts."

Continuing Operations:

  •
  Innovative Medicines (formerly named Pharmaceuticals): Innovative patent-protected prescription medicines

  •
  Sandoz: Generic pharmaceuticals and biosimilars

  •
  Alcon: Surgical and vision care products

  •
  Corporate activities

Discontinued Operations:

  •
  Vaccines and Diagnostics: Preventive human vaccines and blood-testing diagnostics

  •
  Consumer Health: OTC (over-the-counter medicines) and Animal Health

  •
  Corporate: certain transactional and other expenses related to the portfolio transformation

        Novartis has leading positions globally in the areas of each of our three divisions. To maintain our competitive positioning across these segments of the healthcare industry, we place a strong focus on innovating to meet the evolving needs of patients around the world, working to grow our presence in new and emerging markets, and to enhance our productivity to invest for the future and increase returns to shareholders. The financial results of our continuing Corporate activities include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments such as certain revenues from intellectual property rights and certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships.

        The Group is organized into three divisions, Innovative Medicines, Sandoz and Alcon, as well as Corporate activities. Our divisions are supported by the following cross-divisional organizational units: Novartis Institutes for BioMedical Research, Global Drug Development and Novartis Operations, which includes Novartis Technical Operations and Novartis Business Services.

        The Novartis Institutes for BioMedical Research (NIBR) is the innovation engine of Novartis, which supports our Innovative Medicines Division and also collaborates with our Sandoz Division. More than 6,000 scientists and associates at NIBR conduct research into various disease areas at sites located in the US, Switzerland, Singapore and China. For more information about NIBR, see "—Innovative Medicines—Research and Development—Research program," below.

        Effective February 1, 2016, Mike Ball was appointed Division Head and CEO Alcon, and as a member of the Executive Committee of Novartis (ECN). Mike Ball succeeded Jeff George, who decided to leave Novartis.

        Effective April 1, 2016, Alcon's Ophthalmic Pharmaceuticals products were transferred to our Innovative Medicines Division. At the same time, selected mature, non-promoted pharmaceutical products were shifted from our Innovative Medicines Division to Sandoz, which has proven experience in managing mature products successfully. Following these changes our Alcon Division is now focused on its Surgical and Vision Care franchises.

        In January 2017, we announced that we are considering options for the Alcon Division. The review will explore all options, ranging from retaining all or part of the business to separation via a capital markets transaction (e.g. IPO or spin-off), in order to determine how to best maximize value for our shareholders. The review will be conducted during the course of 2017 and in a manner such that Alcon Division associates can fully focus on the unit's return to growth. The ophthalmic pharmaceutical portfolio is now fully integrated into our Innovative Medicines Division and will not be part of the review.

        In May 2016, Novartis announced changes to focus its former Pharmaceuticals Division by creating two business units, Novartis Pharmaceuticals and Novartis Oncology, to form the Innovative Medicines Division. Effective July 1, 2016, Paul Hudson was appointed CEO, Novartis Pharmaceuticals and Bruno Strigini was appointed CEO, Novartis Oncology, both as members of the Executive Committee of Novartis. Mr. Hudson and Mr. Strigini report to Joseph Jimenez, CEO of Novartis.

        In July 2016, we established the Global Drug Development (GDD) organization to oversee all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz Division. Development of products for the Surgical and Vision Care franchises within our Alcon Division and of small molecule generics for our Sandoz Division are not included in GDD. GDD works collaboratively with NIBR, Innovative Medicines and Sandoz to execute our overall pipeline strategy and takes an enterprise approach to pipeline portfolio management. GDD incorporates centralized global functions such as Regulatory Affairs and Global Development Operations, as well as Global Development units aligned with our business franchises. GDD was created to increase Group-wide coordination of drug development and to improve resource allocation, technology implementation and process standardization with a goal of further increasing innovation. Dr. Vas Narasimhan was appointed Global Head Drug Development and Chief Medical Officer, a newly created position in the ECN and reports to the CEO of Novartis. GDD includes approximately 10,000 associates worldwide.

        In 2016, André Wyss, already a member of the ECN, Head Novartis Business Services (NBS) and Country President for Switzerland, was appointed President, Novartis Operations. In his new role, he assumed responsibility for the integrated Novartis Technical Operations (NTO) organization as well as for Global Public & Government Affairs, in addition to his previous responsibilities, and he continues to report to the CEO Novartis. NTO was established effective July 1, 2016, in order to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz Divisions, with a goal of further improving efficiency. Manufacturing for Alcon's Surgical and Vision Care franchises continues to be managed by our Alcon Division. NTO is expected to optimize capacity planning and adherence to quality standards, and to lower costs through simplification, standardization and external spend optimization. Centralization is also expected to improve our ability to develop next generation technologies, implement continuous manufacturing and share best practices across divisions. NTO includes approximately 28,000 associates and 67 manufacturing sites across our Innovative Medicines and Sandoz Divisions.

        NBS, our shared service organization, was also made a part of Novartis Operations in 2016. NBS delivers integrated solutions to all Novartis divisions and units worldwide. NBS seeks to drive efficiency and effectiveness across Novartis by simplifying and standardizing services across six service domains: human resources, real estate and facility services, procurement, information technology, commercial and medical support activities, and financial reporting and accounting operations. NBS has approximately 10,000 associates in more than 50 countries. NBS works to leverage the full scale of Novartis to create value across the company and to free up resources to invest in innovation and our product pipeline. NBS continues to transfer the delivery of selected services to its five Global Service Centers in Dublin, Ireland; Hyderabad, India; Kuala Lumpur, Malaysia; Mexico City, Mexico; and Prague, Czech Republic.

        In 2016, Novartis continuing operations achieved net sales of $48.5 billion, while net income from continuing operations amounted to $6.7 billion. Of total net sales from continuing operations, $11.9 billion, or 25%, came from Emerging Growth Markets, and $36.6 billion, or 75%, came from Established Markets. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Research & Development expenditure in 2016 amounted to $9.0 billion ($8.5 billion excluding impairment and amortization charges).

        Headquartered in Basel, Switzerland, our Group companies employed 118,393 full-time equivalent associates as of December 31, 2016. Our products are sold in approximately 155 countries around the world.

Innovative Medicines Division

        Innovative Medicines (formerly named the Pharmaceuticals Division) researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

        In 2016, the Innovative Medicines Division accounted for $32.6 billion, or 67%, of Group net sales, and for $7.4 billion, or 85%, of Group operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        In 2016, Sandoz accounted for $10.1 billion, or 21%, of Group net sales, and for $1.4 billion, or 17%, of Group operating income (excluding Corporate income and expense, net).

Alcon Division

        Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

        In 2016, Alcon accounted for $5.8 billion, or 12%, of Group net sales, and for $–0.1 billion, or –2%, of Group operating income (excluding Corporate income and expense, net).

INNOVATIVE MEDICINES

Overview

        Our Innovative Medicines Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians. The Innovative Medicines Division researches, develops, manufactures, distributes and sells patented pharmaceuticals, and is composed of two business units: Novartis Oncology and Novartis Pharmaceuticals.

        The Novartis Oncology business unit is responsible for the commercialization of products in the therapeutic area of oncology. In August 2016, we decided to re-integrate activities conducted by Cell and Gene Therapies, previously a separate franchise in the Innovative Medicines Division (formerly named the Pharmaceuticals Division), into the Novartis Oncology business unit.

        The Novartis Pharmaceuticals business unit is organized into global business franchises responsible for the commercialization of various products in the following therapeutic areas: Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

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

        Following an internal reorganization announced on January 27, 2016, nineteen mature products were transferred from our Innovative Medicines Division to the Retail Generics franchise of our Sandoz Division, and Alcon's Ophthalmic Pharmaceuticals products were transferred to our Innovative Medicines Division. In compliance with IFRS, Novartis updated its segment financial information to reflect these transfers, both for the current and prior years, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016, 2015 and 2014 in this Form 20-F reflect this new divisional structure.

        The Innovative Medicines Division is the largest contributor among the divisions of Novartis and reported consolidated net sales of $32.6 billion in 2016, which represented 67% of the Group's net sales.

        The product portfolio of the Innovative Medicines Division includes more than 60 key marketed products, many of which are leaders in their respective therapeutic areas.

Innovative Medicines Division Products

        The following table and summaries describe certain key marketed products in our Innovative Medicines Division. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country. Compounds and new indications in development are subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20-F in any country or in every country. See "—Regulation" for further information on the approval process. Some of the products listed below have lost patent protection or are otherwise subject to generic competition. Others are subject to patent challenges by potential generic competitors. Please see "—Intellectual Property" for general information on intellectual property and regulatory data protection, and for further information on the status of patents and exclusivity for Innovative Medicines Division products.

Selected Marketed Products

Novartis Oncology Business Unit

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Oncology	Afinitor/Votubia and Afinitor Disperz/Votubia dispersible tablets	everolimus	Advanced renal cell carcinoma after failure of treatment with VEGF-targeted therapy

Advanced neuroendocrine tumors of gastrointestinal, lung or pancreatic origin

Hormone receptor-positive advanced breast cancer in combination with an aromatase inhibitor, after prior endocrine therapy

Subependymal giant cell astrocytoma associated with tuberous sclerosis complex (TSC) in patients not requiring immediate surgery

Renal angiomyolipoma associated with TSC in patients not requiring immediate surgery

Tablet Dispersible tablet for oral suspension

Arzerra	ofatumumab	Treatment of patients with chronic lymphocytic leukemia (CLL) who are refractory to fludarabine and alemtuzumab

In combination with an alkylator-based regimen for the treatment of patients with CLL who have not received prior therapy and are not eligible for fludarabine-based therapy

Maintenance/extended treatment for patients with CLL who are in complete or partial response after at least two lines of induction therapy

In combination with fludarabine and cyclophosphamide for the treatment of patients with relapsed CLL

Intravenous infusion

	Exjade and Jadenu	deferasirox	Chronic iron overload due to blood transfusions and non-transfusion dependent thalassemia	Dispersible tablet for oral suspension Oral film-coated tablet

	Farydak	panobinostat	Relapsed and/or refractory multiple myeloma, in combination with bortezomib and dexamethasone, after at least two prior regimens including bortezomib and an immunomodulatory agent	Capsule

Femara	letrozole	Hormone receptor-positive early breast cancer in postmenopausal women following surgery (upfront adjuvant therapy)

Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)

Advanced breast cancer in post-menopausal women (both as first- and second-line therapies)

Tablet

Gleevec/Glivec	imatinib mesylate/ imatinib	Certain forms of Ph+ chronic myeloid leukemia

Certain forms of KIT+ gastrointestinal stromal tumors

Certain forms of acute lymphoblastic leukemia

Dermatofibrosarcoma protuberans

Hypereosinophilic syndrome

Aggressive systemic mastocytosis

Myelodysplastic/myeloproliferative diseases

Tablet Capsule

Jakavi	ruxolitinib	Disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis

Polycythemia vera in adult patients who are resistant to or intolerant of hydroxyurea

Tablet

	Odomzo(1)	sonidegib	Locally advanced basal cell carcinoma that has recurred following surgery or radiation therapy, or is not a candidate for surgery or radiation therapy	Capsule

(1)
Subject to divestment pending closing of sale to Sun Pharma.

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
	Proleukin	aldesleukin	Metastatic renal cell carcinoma Metastatic melanoma	Powder for injection or infusion

Promacta/Revolade	eltrombopag	Thrombocytopenia in adult and pediatric patients one year and older with chronic immune (idiopathic) thrombocytopenia who have had insufficient response to corticosteroids, immunoglobulins, or splenectomy

Thrombocytopenia in patients with chronic hepatitis C to allow initiation and maintenance of interferon-based therapy

Severe aplastic anemia in patients who have had an insufficient response to immunosuppressive therapy

Tablet Eltrombopag for oral suspension

	Sandostatin LAR and Sandostatin SC	octreotide acetate	Acromegaly Symptom control for certain forms of neuroendocrine tumors Delay of tumor progression in patients with midgut tumors	Vial Ampoule/pre-filled syringe

	Signifor and Signifor LAR	pasireotide	Cushing's disease Acromegaly	Solution for subcutaneous injection in ampoule Powder and solvent for suspension for IM injection

	Tafinlar + Mekinist	dabrafenib + trametinib	Patients with unresectable or metastatic melanoma with BRAF V600E or V600K mutations as detected by a validated test	Capsule (Tafinlar) Tablet (Mekinist)

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients resistant or intolerant to prior treatment including Gleevec/Glivec First-line chronic myeloid leukemia	Capsule

Tykerb	lapatinib	In combination with capacitabine for the treatment of patients with HER2+ advanced or metastatic breast cancer who have progressed on prior trastuzumab therapy

In combination with an aromatase inhibitor (specifically letrozole in US) for the treatment of patients with hormone sensitive metastatic breast cancer

In combination with trastuzumab for patients with HR-negative metastatic disease that has progressed on prior trastuzumab therapy(ies) plus chemotherapy

In combination with paclitaxel for first line treatment of patients with HER2+ metastatic breast cancer for whom trastuzumab is not appropriate

Tablet

	Votrient	pazopanib	Advanced renal cell carcinoma Certain types of advanced soft tissue sarcoma after prior chemotherapy	Tablet

	Zometa	zoledronic acid	Skeletal-related events from bone metastases Hypercalcemia of malignancy	Vial/4mg Ready-to-use

	Zykadia	ceritinib	Anaplastic lymphoma kinase-positive metastatic non-small cell lung cancer post crizotinib	Capsule

Novartis Pharmaceuticals Business Unit

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Ophthalmology	Azarga/Azorga	brinzolamide and timolol	Decrease of intraocular pressure in adult patients with open-angle glaucoma or ocular hypertension for whom monotherapy provides insufficient intraocular pressure reduction	Eye drops

	Duotrav	travoprost and timolol	Reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension	Eye drops

	Durezol	difluprednate	Treatment of inflammation and pain associated with ocular surgery Treatment of endogenous anterior uveitis	Eye drops

Lucentis	ranibizumab	Neovascular age-related macular degeneration

Visual impairment due to diabetic macular edema

Visual impairment due to macular edema secondary to central retinal vein occlusion

Visual impairment due to macular edema secondary to branch retinal vein occlusion

Visual impairment due to choroidal neovascularization secondary to pathologic myopia

Visual impairment due to choroidal neovascularization secondary to other pathologies

Intravitreal injection

	Pataday and Pazeo	olopatadine	Signs and symptoms of allergic conjunctivitis Ocular itching associated with allergic conjunctivitis	Eye drops

	Patanol	olopatadine	Signs and symptoms of allergic conjunctivitis	Eye drops

	Simbrinza	brinzolamide and brimonidine tartrate	Decrease of elevated intraocular pressure in adult patients with open-angle glaucoma or hypertension for whom monotherapy provides insufficient intraocular pressure reduction	Eye drops

	Systane and Systane Ultra	polyethylene glycol 400 and propylene glycol	Temporary relief of burning and irritation due to dryness of the eye	Eye drops

	Systane Balance	propylene glycol	Temporary relief of burning and irritation due to dryness of the eye	Eye drops

	Systane Hydration	polyethylene glycol 400, propylene glycol and hyaluronic acid	Temporary relief of burning and irritation due to dryness of the eye	Eye drops

	Travatan, Travatan Z, Travatan BAK-Free, Izba	travoprost	Reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension	Eye drops

Neuroscience	Extavia	interferon beta-1b	Relapsing remitting and/or relapsing forms of multiple sclerosis in adult patients	Subcutaneous injection

	Gilenya	fingolimod	Relapsing forms of multiple sclerosis	Capsule

Immunology and Dermatology	Cosentyx	secukinumab	Active ankylosing spondylitis Active psoriatic arthritis Moderate-to-severe plaque psoriasis Pustular psoriasis	Lyophilized, pre-filled syringe; Auto-injector

Ilaris	canakinumab	Cryopyrin-associated periodic syndromes

Tumor necrosis factor-receptor associated periodic syndrome

Hyperimmunoglobulin D syndrome / mevalonate kinase deficiency

Familial Mediterranean fever

Systemic juvenile idiopathic arthritis

Gouty arthritis

Adult-onset Still's disease

Lyophilized powder for reconstitution for subcutaneous injection Solution for injection

	Myfortic	mycophenolic acid (as mycophenolate sodium)	Prophylaxis of organ rejection in patients receiving allogeneic renal transplants	Gastro-resistant tablet

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
	Neoral/Sandimmune	cyclosporine, USP Modified	Prevention of rejection following certain organ transplantation Non-transplantation autoimmune conditions such as severe psoriasis and severe rheumatoid arthritis	Capsule Oral solution Intravenous (Sandimmune)

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Xolair	omalizumab	Chronic spontaneous urticaria/chronic idiopathic urticaria See also, "Respiratory"	Lyophilized powder in vial and liquid formulation in pre-filled syringe

	Zortress/ Certican	everolimus	Prevention of organ rejection (heart, liver and kidney)	Tablet Dispersible tablet

Respiratory	Onbrez Breezhaler	indacaterol	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Seebri Breezhaler	glycopyrronium bromide	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Ultibro Breezhaler	indacaterol and glycopyrronium bromide	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Xolair	omalizumab	Severe allergic asthma See also, "Immunology and Dermatology"	Lyophilized powder in vial and liquid formulation in pre-filled syringe

Cardio-Metabolic	Entresto	sacubitril and valsartan	Symptomatic chronic heart failure with reduced ejection fraction	Tablet

	Eucreas	vildagliptin and metformin	Type 2 diabetes	Tablet

	Galvus	vildagliptin	Type 2 diabetes	Tablet

Established Medicines	Cibacen	benazepril hydrochloride	Hypertension Adjunct therapy in congestive heart failure Progressive chronic renal insufficiency	Tablet

	Comtan	entacapone	Parkinson's disease patients who experience end-of-dose motor (or movement) fluctuations	Tablet

	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Tablet Capsule Oral solution

	Diovan HCT/Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Exelon	rivastigmine	Mild-to-moderate Alzheimer's disease dementia Severe Alzheimer's disease dementia Dementia associated with Parkinson's disease	Capsule Oral solution Transdermal patch

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Exforge HCT	valsartan, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Focalin and Focalin XR	dexmethylphenidate HCl and dexmethylphenidate extended release	Attention deficit hyperactivity disorder	Tablet Capsule

Lamisil	terbinafine (terbinafine hydrochloride)	Fungal infection of the skin and nails caused by dermatophyte fungi tinea capitis

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

Pain associated with trigeminal neuralgia

Acute mania and bipolar affective disorders

Alcohol withdrawal syndrome

Painful diabetic neuropathy

Diabetes insipidus centralis

Polyuria and polydipsia of neurohormonal origin

Tablet Chewable tablet Oral suspension Suppository

	TOBI and TOBI Podhaler	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Nebulizer solution (TOBI) Inhalation powder (TOBI Podhaler)

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet Oral solution

Voltaren/Cataflam	diclofenac sodium/potassium/resinate/free acid	Inflammatory and degenerative forms of rheumatism

Post traumatic and post-operative pain, inflammation and swelling

Painful and/or inflammatory conditions in gynecology

Other painful and/or inflammatory conditions such as renal and biliary colic, migraine attacks and as adjuvant in severe ear, nose and throat infections

Tablet Capsule Oral drops/oral suspension Ampoule for injection Suppository Gel Powder for oral solution Transdermal patch

Key Marketed Products

Novartis Oncology Business Unit

  Oncology

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) is a kinase inhibitor approved as a targeted therapy for Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) and to treat patients with metastatic and/or unresectable KIT (CD117) positive (KIT+) gastrointestinal stromal tumors (GIST), and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. First launched in 2001, Gleevec/Glivec is approved in more than 110 countries. Gleevec/Glivec is also approved in the US, EU and Japan to treat Ph+ acute lymphoblastic leukemia, a rapidly progressive form of leukemia. In addition, Gleevec/Glivec is approved in the US and EU to treat dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome; myelodysplastic/myeloproliferative diseases and other rare blood disorders. In the US, Gleevec is also approved for aggressive systemic mastocytosis. Gleevec/Glivec has received approvals in more than 80 countries as a post-surgery (adjuvant setting) therapy for certain adult patients with KIT+ GIST. Following approval by the FDA in 2013, the EMA approved Gleevec/Glivec in July 2013 for pediatric patients with newly diagnosed Ph+ acute lymphoblastic leukemia in combination with chemotherapy.

  •
  Tasigna (nilotinib) is a signal transduction inhibitor of the BCR-ABL tyrosine kinase. Since its launch in 2007, Tasigna has been approved in more than 125 countries to treat patients with Ph+ CML in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment, including Gleevec/Glivec. It is also approved in more than 120 markets, including the US, EU member states, Switzerland and Japan, to treat newly diagnosed patients in the chronic phase.

  •
  Sandostatin SC and Sandostatin LAR (octreotide acetate/octreotide acetate for injectable suspension) are somatostatin analogues indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of pituitary growth hormone in adults. Sandostatin is also indicated for the treatment of patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors. Additionally, Sandostatin LAR is approved in more than 60 countries for treatment of patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location. Sandostatin was first launched in 1988 and is approved in more than 100 countries.

  •
  Afinitor/Votubia (everolimus) is an oral inhibitor of the mTOR pathway. Afinitor is approved in more than 120 countries including the US, EU member states and Japan for patients with advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy (in the US, after failure of sunitinib or sorafenib). Afinitor is also approved in more than 110 countries, including the US, EU member states and Japan for the treatment of locally advanced, metastatic or unresectable progressive neuroendocrine tumors (NET) of pancreatic origin. Afinitor was approved in the US in February 2016 and the EU in June 2016 for the treatment of patients with progressive, well-differentiated, nonfunctional NET of gastrointestinal or lung origin that are unresectable, locally advanced or metastatic, and is now approved for this indication in more than 40 countries worldwide. In addition, Afinitor is approved in more than 110 countries for hormone receptor-positive advanced breast cancer in combination with an aromatase inhibitor, after prior endocrine therapy. Everolimus, under the trade name Afinitor in the US and Votubia in the EU, is also approved in more than 95 countries to treat patients with tuberous sclerosis complex (TSC) who have subependymal giant cell astrocytoma not requiring immediate surgery, and in more than 90 countries to treat patients with TSC who have renal angiomyolipoma not requiring immediate surgery. A dispersible tablet for oral suspension formulation is approved for patients with TSC who have SEGA in more than 40 countries including the US (under the trade name Afinitor Disperz), EU member states (under the trade name Votubia) and Japan (under the trade name Afinitor). Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in transplantation in the US and EU, respectively, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

  •
  Exjade and Jadenu (deferasirox) is an oral iron chelator approved for the treatment of chronic iron overload due to blood transfusions in patients two years of age and older, as well as chronic iron overload in patients with non-transfusion dependent thalassemia in patients 10 years of age and older. Patients with chronic anemia from diseases such as thalassemia, sickle cell disease and myelodysplastic syndromes require repeated transfusions, which puts them at risk of iron overload. Exjade, a dispersible tablet for oral suspension, was first approved in 2005 and is now approved in more than 100 countries, including the US, EU member states and Japan. An oral film-coated tablet formulation that can be swallowed or crushed is approved in the US and Canada under the tradename Jadenu. It was approved by EMA in 2016 under the tradename of Exjade. Regulatory applications have been submitted in Switzerland and other countries. In addition to the film-coated tablet formulation, a new formulation has also been developed as granules for patients who cannot swallow tablets, using the same composition as the film-coated tablet formulation. Regulatory applications for the granules formulation have been submitted under the name Jadenu in the US and Japan and under the name Exjade in the EU.

  •
  Votrient (pazopanib) is a small molecule tyrosine kinase inhibitor that targets a number of intracellular proteins to limit tumor growth and cell survival. Votrient is approved in the US for the treatment of patients with advanced renal cell carcinoma (aRCC), and in the EU for first-line treatment of adult patients with aRCC and for patients who have received prior cytokine therapy for advanced disease. RCC is the most common type of kidney cancer in adults, and nearly one-fifth of patients have aRCC at the time of diagnosis. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma (STS) who have received prior chemotherapy (efficacy in adipocytic STS or gastrointestinal stromal tumors has not been demonstrated). STS is a type of cancer which can arise from a wide variety of soft tissues including muscle, fat, blood vessel and nerves. Votrient is approved in more than 100 countries worldwide for aRCC and in more than 90 countries for advanced STS. Votrient was acquired from GSK.

  •
  Tafinlar + Mekinist (dabrafenib + trametinib) is the first combination of its kind for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU and several other markets. Tafinlar targets the serine/threonine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist targets the threonine/tyrosine kinases MEK1 and MEK2 in the MAP kinase pathway, resulting in dual blockade of this pathway. This is the first combination of a BRAF and a MEK inhibitor to demonstrate an overall survival benefit over BRAF inhibitor monotherapy after three years in two Phase III studies in BRAF V600 mutation positive unresectable or metastatic melanoma patients. Tafinlar and Mekinist are each also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 60 and 40 countries worldwide, respectively. Tafinlar and Mekinist were each acquired from GSK. As part of our purchase of oncology products from GSK, we obtained the worldwide exclusive rights granted by Japan Tobacco Inc., to develop, manufacture, and commercialize trametinib.

  •
  Promacta/Revolade (eltrombopag) is a once-daily oral thrombopoietin receptor agonist that works by stimulating bone marrow cells to produce platelets. It is the only approved once-daily oral thrombopoietin receptor agonist, and is marketed under the brand name Promacta in the US and Revolade in most countries outside the US. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic immune (idiopathic) thrombocytopenia (ITP) who have had an inadequate response or are intolerant to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an inadequate response to other treatments. Promacta/Revolade may be considered as second-line treatment for adult non-splenectomised patients where surgery is contraindicated. Promacta/Revolade is also approved in 45 countries for the treatment of patients with severe aplastic anemia (SAA) who are refractory to other treatments (in the US for the treatment of patients with SAA who have had an insufficient response to immunosuppressive therapy and in the EU for the treatment of adults with acquired SAA who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for hematopoietic stem cell transplant). In addition, Promacta/Revolade is approved in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta/Revolade is marketed under a collaboration agreement between Ligand Pharmaceuticals, Inc., and Novartis. Promacta/Revolade was acquired from GSK.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis, post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis and adult patients with polycythemia vera who are resistant to or intolerant of hydroxyurea. Jakavi is currently approved in more than 100 countries for patients with myelofibrosis and in more than 65 countries for patients with polycythemia vera, including EU member states and Japan. A five year follow-up of the two pivotal trials, COMFORT-I and COMFORT-II suggests an overall survival advantage for patients randomized to Jakavi compared to placebo or best available therapy, respectively. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology, hematology and Graft-versus-host disease outside the US. Ruxolitinib, marketed in the US as Jakafi® by Incyte Corporation, is approved by the FDA for the treatment of patients with polycythemia vera who have had an inadequate response to or are intolerant of hydroxyurea. Jakafi® is also approved by the FDA for treatment of patients with intermediate or high-risk myelofibrosis, including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis.

Novartis Pharmaceuticals Business Unit

  Ophthalmology

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF-A), a key mediator of intraocular neovascularization. Lucentis is an anti-VEGF therapy licensed for six ocular indications: neovascular age-related macular degeneration (nAMD), visual impairment due to diabetic macular edema (DME), visual impairment due to macular edema secondary to branch retinal vein occlusion (BRVO), visual impairment due to macular edema secondary to central retinal vein occlusion (CRVO), visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV) and visual impairment due to choroidal neovascularization (CNV) secondary to other pathologies. Approval in visual impairment due to CNV secondary to other pathologies was received in Europe in November 2016, and submissions for this indication have been filed in 22 other countries. In April 2016 the label of Lucentis was updated to include the treatment of RVO patients with retinal ischemia. Lucentis is the only anti-VEGF treatment available in a pre-filled syringe and approved for a treat and extend regimen in the first year of therapy. Since its launch, there have been more than 4.3 million patient-treatment years of exposure for Lucentis and more than 26.8 million injections. Novartis licensed Lucentis from Genentech for development and commercialization outside of the US. For further information see "Note 27. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

  •
  Travatan (travoprost), Travatan Z (travoprost) and Duotrav (travoprost/timolol) are indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. Single agent travoprost products (Travatan, Travatan Z, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, countries of the EU, Canada and China. Duotrav is a fixed-dose combination solution of the prostaglandin analogue travoprost with the beta-blocker timolol, and is approved as a second-line treatment in adults for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues. Duotrav is currently marketed in more than 140 countries, including countries of the EU, Canada and China.

  •
  Systane (polyethylene glycol 400 and propylene glycol) and most other Systane branded products are indicated for the temporary relief of burning and irritation due to dryness of the eye. The Systane portfolio includes products for daily and nighttime relief, as well as products for everyday lid hygiene, and for discomfort associated with contact lens wear. Systane Ultra (polyethylene glycol 400 and propylene glycol) is sold in more than 80 countries, including the US, Canada and countries of the EU, Latin America and Asia. Systane Balance (propylene glycol) is sold in more than 60 countries. Systane Hydration (polyethylene glycol 400, propylene glycol and hyaluronic acid) was launched in March 2015 and is now sold in more than 35 countries across Europe, plus Canada and Australia.

  •
  Patanol (olopatadine), Pataday (olopatadine) and Pazeo (olopatadine) are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo). Olopatadine products are marketed in more than 100 countries, including the US, countries of the EU, Canada and China.

  Neuroscience

  •
  Gilenya (fingolimod) is the first oral therapy approved to treat relapsing forms of multiple sclerosis (RMS) and the first in a new class of compounds called sphingosine 1-phosphate receptor modulators. In the US, Gilenya is indicated for relapsing forms of MS. In the EU, Gilenya is indicated for adult patients with high disease activity despite treatment with at least one disease modifying agent, or rapidly evolving severe relapsing-remitting MS. Gilenya impacts four key measures of disease activity: relapses, MRI lesions, brain shrinkage (brain volume loss) and disability progression. Its effectiveness on all of these measures has been consistently shown in multiple controlled clinical studies and in the real-world setting. As of November 2016, more than 180,000 patients have been treated in clinical trials and in a post-marketing setting, with more than 395,000 total patient-years of exposure. Gilenya is currently approved in more than 80 countries around the world. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

  Immunology and Dermatology

  •
  Cosentyx (secukinumab) is a fully human monoclonal antibody that selectively neutralizes circulating interleukin 17A (IL-17A). Cosentyx has been approved in over 75 markets, including the US and countries of the EU, for the treatment of moderate-to-severe plaque psoriasis. Cosentyx is also approved in the EU for the treatment of adults with ankylosing spondylitis who have responded inadequately to conventional therapy, such as non-steroidal anti-inflammatory drugs, and for the treatment of active psoriatic arthritis in adults when the response to disease modifying anti-rheumatic drug therapy is unsatisfactory. In January

    2016, Cosentyx was approved in the US for the treatment of adults with active ankylosing spondylitis and for the treatment of adults with active psoriatic arthritis. Cosentyx is approved in more than 65 countries for the treatment of adults with ankylosing spondylitis and psoriatic arthritis, including the US, countries of the EU, Canada and Australia. Cosentyx is approved in Japan for the treatment of moderate-to-severe plaque psoriasis, pustular psoriasis, and both psoriasis vulgaris and psoriatic arthritis in adults who are not adequately responding to systemic therapies (except for biologics).

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

  •
  Ilaris (canakinumab) is a human monoclonal antibody that selectively binds and neutralizes interleukin-1b (IL-1b), a pro-inflammatory cytokine. Since 2009, Ilaris has been approved in more than 70 countries for the treatment of children and adults suffering from cryopyrin-associated periodic syndromes, a group of rare disorders characterized by chronic recurrent fever, urticaria, occasional arthritis, deafness, and potentially life-threatening amyloidosis. In 2013, Ilaris was approved in the EU for the treatment of acute gouty arthritis in patients who cannot be managed with standard of care, and in the US, EU and other countries for the treatment of systemic juvenile idiopathic arthritis. In 2016, the FDA granted three simultaneous approvals for the expanded use of Ilaris to treat three rare and distinct types of periodic fever syndromes: tumor necrosis factor-receptor associated periodic syndrome, hyperimmunoglobulin D syndrome / mevalonate kinase deficiency and familial Mediterranean fever. Ilaris is the first and only FDA approved biologic treatment for these rare autoinflammatory diseases, which are also referred to as Hereditary Periodic Fevers. In December 2016, the CHMP recommended approval of the same three Periodic Fever Syndromes. In 2016, the European Commission also approved a license extension for Ilaris to treat patients with Adult-Onset Still's Disease.

  •
  Xolair (omalizumab) is a recombinant, DNA-derived, humanized IgG1K monoclonal antibody. Xolair is designed to block IgE, which limits the release of mediators in the early and late phases of the allergic inflammatory cascade. Xolair is currently approved in the EU, Switzerland and more than 80 countries as a treatment for chronic spontaneous urticaria (CSU)/chronic idiopathic urticaria (CIU) including approvals in the EU as add-on therapy for the treatment of CSU in adult and adolescent (12 years and above) patients with inadequate response to H1 antihistamine treatment, and, in the US, for the treatment of adults and adolescents (12 years of age and above) with CIU who remain symptomatic despite H1 antihistamine treatment. See also, Xolair in "Respiratory" below. We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales. Novartis records all sales of Xolair outside the US. For further information see "Note 27. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

  Respiratory

  •
  Xolair (omalizumab) is approved for the treatment of moderate-to-severe, or severe, persistent allergic asthma in more than 90 countries, including the US since 2003, the EU since 2005, and Japan since 2009. Xolair is provided as lyophilized powder for resolution, and in addition as liquid formulation in a pre-filled syringe in most European countries. See also, Xolair in "Immunology and Dermatology" above. We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales. Novartis records all sales of Xolair outside the US. For further information see "Note 27. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

  •
  Ultibro Breezhaler (indacaterol/glycopyrronium bromide) / Utibron Neohaler (indacaterol/ glycopyrrolate) is a fixed-dose combination of the long-acting beta2-adrenergic agonist (LABA) indacaterol and the long-acting muscarinic antagonist (LAMA) glycopyrronium bromide. Ultibro Breezhaler was approved in the EU in 2013 as a once-daily maintenance bronchodilator treatment to relieve symptoms in adult patients with chronic obstructive pulmonary disease (COPD), and in Japan the MHLW approved Ultibro Inhalation Capsules delivered through the low resistance Breezhaler inhalation device, for relief of various symptoms due to airway obstruction in COPD (chronic bronchitis, emphysema). In October 2015 the combination was approved in the US under the name Utibron Neohaler as a twice-daily dual bronchodilator for the long-term maintenance treatment of airflow obstruction in patients with COPD, including chronic bronchitis and/or emphysema. The combination is approved in more than 90 countries and launched in more than 50 countries. The LAMA glycopyrronium bromide is approved individually as once-daily Seebri Breezhaler in the EU, Seebri (glycopyrronium) Inhalation Capsules 50 mcg administered through the Breezhaler device in Japan, and twice-daily Seebri Neohaler in the US, where the active ingredient is known as glycopyrrolate. It is now approved in more than 90 countries worldwide. Glycopyrronium bromide and certain use and formulation intellectual property were exclusively licensed to Novartis in April 2005 by Sosei and Vectura. The LABA indacaterol is approved individually as once-daily Onbrez Breezhaler in the EU, Onbrez Inhalation Capsules delivered through the Breezhaler inhalation device in Japan, and Arcapta Neohaler in the US. It is now approved in more than 100 countries worldwide. In December 2016, Sunovion Pharmaceuticals Inc., acquired the US commercialization rights for Utibron Neohaler, Arcapta Neohaler and Seebri Neohaler. Novartis will continue to market Ultibro Breezhaler, Onbrez Breezhaler and Seebri Breezhaler outside of the US.

  Cardio-Metabolic

  •
  Galvus (vildagliptin), an oral DPP-4 inhibitor, and Eucreas, a vildagliptin and metformin single-pill combination, are indicated for the treatment of type 2 diabetes. The products were first approved in 2007. Galvus is currently approved in more than 130 countries, including EU member states, Japan (as Equa) and countries in Latin America and Asia-Pacific. Eucreas was the first single-pill combination of a DPP-4 inhibitor and metformin approved in Europe, and also under the trade name Galvus Met, and is currently approved in more than 125 countries. In 2012, Galvus received approval in the EU for expanded use as a second-line monotherapy for type 2 diabetes patients who cannot take metformin. In 2012, the EC approved the use of Galvus and Eucreas in combination with other diabetes treatments. The first approval was for the use of vildagliptin in combination with insulin, with or without metformin, for patients with type 2 diabetes when diet, exercise and a stable dose of insulin do not result in glycemic control. The second approval was for the use of vildagliptin in triple combination with metformin and a sulphonylurea for the treatment of type 2 diabetes when diet and exercise plus dual therapy with these two agents do not provide adequate glycemic control. Galvus monotherapy indication was approved in China in April 2015. Eucreas was approved in Japan in September 2015 under the name Equmet as the first single-pill combination metformin/DPP-4 inhibitor approved in that country.

  •
  Entresto (sacubitril/valsartan) is a first-in-class angiotensin receptor/neprilysin inhibitor indicated for the treatment of symptomatic chronic heart failure with reduced ejection fraction (HFrEF). It acts to enhance the protective neurohormonal systems of the heart (neprilysin system) while simultaneously suppressing the harmful system (the renin-angiotensin-aldosterone system, or RAAS). Entresto was approved and launched in the US in July 2015 as a treatment for HFrEF. It was approved in Switzerland in September 2015 and in the EU in November 2015. Entresto is now approved in more than 70 countries, and launched in more than 30 countries, for the treatment of HFrEF, including the US, countries of the EU, Switzerland, Canada and Australia. Both ESC HF and US HF guidelines have given a class I recommendation, the strongest class of recommendation, for the use of sacubitril/valsartan in patients with HFrEF.

  Established Medicines

  •
  Diovan (valsartan), together with Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide), is an angiotensin II receptor blocker (ARB). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6 to 18 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 120 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. First launched in 1997, Diovan HCT/Co-Diovan is approved in more than 100 countries worldwide.

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

  •
  Voltaren/Cataflam (diclofenac sodium/potassium/resinate/free acid) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product is marketed by the Innovative Medicines Division in a wide variety of dosage forms including tablets, drops, suppositories, ampoules and topical therapy. Our Sandoz Division also markets generic versions of the product in various countries. In addition, we have licensed the Voltaren trademarks to our consumer healthcare joint venture with GSK to be used in the marketing of low dose oral forms and the topical forms of Voltaren as over-the-counter products.

  •
  Exelon (rivastigmine tartrate) and Exelon Patch (rivastigmine transdermal system) are cholinesterase inhibitors indicated for the treatment of Alzheimer's disease (AD) dementia and Parkinson's disease (PD) dementia. They are the oral and transdermal formulations, respectively, of the cholinesterase inhibitor rivastigmine. Exelon capsules have been available since 1997 to treat mild to moderate AD dementia and are approved in more than 85 countries. In 2006, Exelon became the only cholinesterase inhibitor to be approved for mild to moderate PD dementia in addition to AD in both the US and EU. Exelon Patch was approved in 2007 in the US and EU and has been approved for the treatment of mild-to-moderate AD in more than 85 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. The once-daily formulation Exelon Patch has shown comparable efficacy and superior tolerability to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. In 2013, the FDA expanded the approved indication for Exelon Patch to also include the treatment of patients with severe Alzheimer's disease. In 2013, European Marketing Authorization was obtained for the higher dose in mild-to-moderate AD. The higher dose has been approved in more than 50 countries. The severe indication has now been approved in more than 10 countries.

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

Compounds in Development

        The following table and paragraph summaries provide an overview of the key projects currently in the Confirmatory Development stage within our Innovative Medicines Division, including projects seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. The year that each project entered the current phase of development disclosed below reflects the year in which the decision to enter the phase was made. This may be different from the year in which the first patient received the first treatment in the related clinical trial. A reference to a project being in registration means that an application has been filed with a health authority for marketing approval.

Selected Development Projects

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
ABL001	asciminib	BCR-ABL inhibitor	Chronic myeloid leukemia, 3rd line	Oncology	Oral	2015	2020/I

ACZ885	canakinumab	Anti-interleukin-1b monoclonal antibody	Secondary prevention of cardiovascular events	Cardio-Metabolic	Subcutaneous injection	2011	2017/III

Afinitor/Votubia	everolimus	mTOR inhibitor	Tuberous sclerosis complex seizures	Oncology	Oral	EU: 2016 US: 2013	EU (registration) US 2017/III

AMG 334	erenumab	Selective CGRP receptor antagonist	Migraine	Neuroscience	Subcutaneous injection	2015	2017/III

Arzerra	ofatumumab	Anti-CD20 monoclonal antibody	Refractory non-Hodgkin's lymphoma	Oncology	Oral	2010	2018/III

BAF312	siponimod	Sphingosine-1-phosphate receptor modulator	Secondary progressive multiple sclerosis	Neuroscience	Oral	2012	2019/III(1)

BYL719	alpelisib	PI3Ka inhibitor	Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 2nd line (+ fulvestrant)	Oncology	Oral	2015	2019/III

BYM338	bimagrumab	Inhibitor of activin receptor Type II	Hip fracture	Neuroscience	Intravenous infusion	2013	≥2021/II

			Sarcopenia	Neuroscience	Intravenous infusion	2014	≥2021/II

CAD106	amilomotide	Beta-amyloid-protein therapy	Alzheimer's disease	Neuroscience	Intramuscular injection	2008	≥2021/ II/III

CJM112	TBD	Anti-interleukin-17 monoclonal antibody	Immune disorders	Immunology and Dermatology	Subcutaneous injection	2015	≥2021/II

CNP520	TBD	BACE inhibitor	Alzheimer's disease	Neuroscience	Oral	2015	≥2021/ I/II

Cosentyx	secukinumab	Anti-interleukin-17 monoclonal antibody	Non-radiographic axial spondyloarthritis	Immunology and Dermatology	Subcutaneous injection	2015	2018/III

			Psoriatic arthritis head-to-head study vs. adalimumab	Immunology and Dermatology	Subcutaneous injection	2016	2020/III

			Ankylosing spondylitis head-to-head study vs. adalimumab	Immunology and Dermatology	Subcutaneous injection	2016	≥2021/III

CTL019	tisagenlecleucel-T	CD19-targeted chimeric antigen receptor T-cell immunotherapy	Pediatric acute lymphoblastic leukemia	Oncology	Intravenous infusion	2012	2017/II

			Diffuse large B-cell lymphoma	Oncology	Intravenous infusion	2014	2017/II

(1)
Ongoing discussions with health authorities to agree on next steps.

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
EMA401	TBD	Angiotensin II receptor antagonist	Neuropathic pain	Neuroscience	Oral	2011	≥2021/II

Entresto	valsartan and sacubitril (as sodium salt complex)	Angiotensin receptor/ neprilysin inhibitor	Chronic heart failure with preserved ejection fraction	Cardio-Metabolic	Oral	2013	2019/III

			Post-acute myocardial infarction	Cardio-Metabolic	Oral	2015	2020/III

FTY720	fingolimod	Sphingosine-1-phosphate receptor modulator	Pediatric multiple sclerosis	Neuroscience	Oral	2013	2017/III

Ilaris	canakinumab	Anti-interleukin-1b monoclonal antibody	Periodic fever syndromes	Immunology and Dermatology	Subcutaneous injection	2016	US (approved) EU (registration)

INC280	capmatinib	c-MET inhibitor	Non-small cell lung cancer	Oncology	Oral	2013	2018/II

			Non-small cell lung cancer EGFR mutation	Oncology	Oral	2016	≥2021/II

Jakavi	ruxolitinib	JAK1/JAK2 inhibitor	Early myelofibrosis	Oncology	Oral	2016	2020/III

			Graft-versus-host disease	Oncology	Oral	2016	2019/III

KAE609	cipargamin	PfATP4 inhibitor	Malaria	Established Medicines	Oral	2012	≥2021/II

KAF156	TBD	Imidazolopiperazines derivative	Malaria	Established Medicines	Oral	2013	≥2021/II

LAM320	clofazimine	Mycobacterial DNA binding	Multi-drug resistant tuberculosis	Established Medicines	Oral	2016	2018/III

LCI699	osilodrostat	Aldosterone synthase inhibitor	Cushing's disease	Oncology	Oral	2011	2018/III

LEE011	ribociclib	CDK4/6 inhibitor	Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 1st line (+ letrozole)	Oncology	Oral	2016	US/EU (registration)

			Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 1st/2nd line (+ fulvestrant)	Oncology	Oral	2015	2018/III

			Hormone receptor-positive, HER2-negative advanced breast cancer (premenopausal women), 1st line, (+ tamoxifen + goserelin or NSAI + goserelin)	Oncology	Oral	2014	2018/III

			Hormone receptor-positive, HER2-negative breast cancer (adjuvant)	Oncology	Oral	2016	≥2021/III

LIK066	TBD	SGLT 1/2 inhibitor	Weight loss	Cardio-Metabolic	Oral	2016	≥2021/II

LJN452	TBD	FXR agonist	Non-alcoholic steatohepatitis	Immunology and Dermatology	Oral	2015	≥2021/II

Lucentis	ranibizumab	Anti-VEGF monoclonal antibody fragment	Retinopathy of prematurity	Ophthalmology	Intravitreal injection	2014	2018/III

OMB157	ofatumumab	Anti-CD20 monoclonal antibody	Relapsing multiple sclerosis	Neuroscience	Subcutaneous injection	2016	2019/III

PIM447	TBD	Pan-PIM inhibitor	Hematologic tumors	Oncology	Oral	2015	≥2021/I

PKC412	midostaurin	Signal transduction inhibitor	Acute myeloid leukemia	Oncology	Oral	2016	US/EU (registration)

			Advanced systemic mastocytosis	Oncology	Oral	2016	US/EU (registration)

			Acute myeloid leukemia (FLT3 wild type)	Oncology	Oral	2016	≥2021/III

Promacta/Revolade	eltrombopag	Thrombopoietin receptor agonist	Severe aplastic anemia, 1st line	Oncology	Oral	2016	2017/III

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
QAW039	fevipiprant	CRTH2 antagonist	Asthma	Respiratory	Oral	2010	2019/III

			Atopic dermatitis	Immunology and Dermatology	Oral	2013	≥2021/II

QBW251	TBD	CFTR potentiator	Cystic fibrosis	Respiratory	Oral	2016	≥2021/II

QGE031	ligelizumab	High affinity anti-IgE monoclonal antibody	Chronic spontaneous urticaria/ chronic idiopathic urticaria	Immunology and Dermatology	Subcutaneous injection	2015	2020/II

QMF149	indacaterol, mometasone furoate (in fixed dose combination)	Long-acting beta2-adrenergic agonist and inhaled corticosteroid	Asthma	Respiratory	Inhalation	2015	2019/III

QVM149	indacaterol, mometasone furoate, glycopyrronium bromide (in fixed dose combination)	Long-acting beta2-adrenergic agonist, long-acting muscarinic antagonist and inhaled corticosteroid	Asthma	Respiratory	Inhalation	2015	2019/III

RLX030	serelaxin	Recombinant form of human relaxin-2 hormone	Acute heart failure	Cardio-Metabolic	Intravenous infusion	2009	2017/III

RTH258	brolucizumab	Anti-VEGF single-chain antibody fragment	Neovascular age-related macular degeneration	Ophthalmology	Intravitreal injection	2014	2018/III

			Diabetic macular edema	Ophthalmology	Intravitreal injection	2016	2020/III

SEG101	crizanlizumab	P-selectin inhibitor	Sickle cell disease	Oncology	Intravenous infusion	2016	2020/III

Signifor LAR	pasireotide	Somatostatin analogue	Cushing's disease	Oncology	Long-acting release/ intramuscular injection	2016	US(2) /EU (registration)

Tafinlar + Mekinist	dabrafenib + trametinib	BRAF inhibitor + MEK inhibitor	BRAF V600+ non-small cell lung cancer	Oncology	Oral	2016	US/EU (registration)

			BRAF V600+ melanoma (adjuvant)	Oncology	Oral	2013	2018/III

			BRAF V600+ colorectal cancer	Oncology	Oral	2012	2020/ I/II

Tasigna	nilotinib	BCR-ABL inhibitor	Chronic myeloid leukemia treatment-free remission	Oncology	Oral	EU: 2016 US: 2012	EU (registration) US 2017/III

UNR844	TBD	Reduction of disulfide bonds	Presbyopia	Ophthalmology	Eye drops	2016	≥2021/II

VAY736	TBD	Anti-BAFF (B-cell activating factor) monoclonal antibody	Primary Sjoegren's syndrome	Immunology and Dermatology	Subcutaneous injection	2015	≥2021/II

ZPL389	TBD	Histamine H4 receptor antagonist	Atopic dermatitis	Immunology and Dermatology	Oral	2016	≥2021/II

Zykadia	ceritinib	ALK inhibitor	ALK+ advanced non-small cell lung cancer (1st line, treatment naïve)	Oncology	Oral	2016	US/EU (registration)

			ALK+ advanced non-small cell lung cancer (brain metastases)	Oncology	Oral	2015	2019/II

(2)
Submission pending acceptance by FDA.

Key Development Projects

  •
  ACZ885 (canakinumab) was first approved in 2009 for cryopyrin-associated periodic syndromes as Ilaris. ACZ885 is currently being investigated in the fully enrolled pivotal Phase III CANTOS study to determine whether ACZ885 can reduce the risk of recurrent cardiovascular events (cardiovascular death, non-fatal myocardial infarction, non-fatal stroke) in patients with history of myocardial infarction and elevated inflammatory burden versus placebo when administered quarterly in addition to standard of care. Results from the CANTOS study are expected mid-2017.

  •
  Afinitor/Votubia and Afinitor Disperz (everolimus) are oral inhibitors of the mTOR pathway. The EXIST-3 Phase III clinical trial in patients with tuberous sclerosis complex (TSC) who have refractory partial-onset seizures (uncontrollable seizures localized to a specific area of the brain) found that adjunctive therapy with everolimus significantly reduced refractory seizures associated with TSC compared to placebo in patients receiving a stable regimen of 1 - 3 anti-epileptic drugs. This data was published in The Lancet in September 2016. In December 2016, Votubia was recommended by the CHMP for approval as an adjunctive treatment of patients aged two years and older whose refractory partial-onset seizures, with or without secondary generalization, are associated with TSC.

  •
  AMG 334 (erenumab) is a fully human monoclonal antibody designed to block the calcitonin gene-related peptide (CGRP) receptor, which is believed to play a critical role in mediating the incapacitating pain of migraine. In 2016, we announced positive results for a Phase II study of AMG 334 in chronic migraine prevention and for two Phase III studies of AMG 334 in episodic migraine prevention. In these studies, patients who received AMG 334 experienced fewer monthly migraine days than patients who received placebo. The safety profile of AMG 334 was comparable to placebo in the trials. AMG 334 is being co-developed by Novartis and Amgen. Novartis has commercial rights to AMG 334 outside of the US, Canada and Japan.

  •
  Arzerra (ofatumumab) is a human monoclonal antibody that is designed to target the CD20 molecule found on the surface of chronic lymphocytic leukemia (CLL) cells and normal B lymphocytes. Results from the Phase III PROLONG study evaluating ofatumumab maintenance therapy versus no further treatment (observation) in patients with relapsed CLL who responded to induction treatment at relapse formed the basis for submissions made in 2015 to the EMA and FDA for this indication. In September 2015, the FDA granted Priority Review for ofatumumab as maintenance therapy in relapsed CLL, and in January 2016 the FDA approved Arzerra for extended treatment of patients who are in complete or partial response after at least two lines of therapy for recurrent or progressive CLL. In the EU, the CHMP did not recommend approval for Arzerra as maintenance treatment for patients with relapsed CLL. Results from the Phase III COMPLEMENT 2 study in 2015 showed that treatment with ofatumumab plus fludarabine and cyclophosphamide significantly improved median progression-free survival by 54% compared to treatment with fludarabine and cyclophosphamide alone in patients with relapsed CLL. Results of this study were submitted to the EMA and FDA in 2016. In May 2016, the FDA granted Priority Review for ofatumumab in combination with fludarabine and cyclophosphamide in relapsed CLL and approved this indication in August 2016. In November 2016, the CHMP issued a positive opinion for ofatumumab in combination with fludarabine and cyclophosphamide in relapsed CLL, which was followed in December 2016 by European Commission approval of the product for use in this indication. A Phase III trial is also underway to investigate ofatumumab in refractory non-Hodgkin's lymphoma. Arzerra is marketed under a license agreement between Genmab A/S and Novartis. Novartis is also investigating ofatumumab (disclosed as OMB157) in two Phase III studies for relapsing multiple sclerosis.

  •
  BAF312 (siponimod) is an oral, second-generation sphingosine 1-phosphate receptor modulator in Phase III development for secondary progressive multiple sclerosis. BAF312 binds selectively to the sphingosine 1-phosphate receptor subtypes 1 and 5, and distributes effectively to the brain where it may modulate central S1P1,5 receptors to impact central nervous system inflammation and repair mechanisms. Results from the EXPAND Phase III study, evaluating the efficacy and safety of BAF312 for secondary progressive multiple sclerosis, were announced in August 2016. EXPAND met its primary endpoint and showed that treatment with BAF312 reduced the risk of three-month confirmed disability progression by 21% and six-month confirmed disability progression by 26% compared with placebo. A consistent reduction in the risk of confirmed disability progression was seen across predefined subgroups, including patients without relapses. BAF312 was generally safe and well tolerated, with a profile comparable to other drugs in the same class. Novartis is currently in discussions with health authorities about next steps with BAF312.

  •
  BYL719 (alpelisib) is an orally bioavailable, alpha isoform-specific PI3K inhibitor. In breast cancer cell lines harboring PIK3CA mutations, BYL719 has been shown to inhibit the PI3K/AKT/mTOR pathway and have anti-proliferative effects. In addition, cancer cell lines with PIK3CA mutations were more sensitive to alpelisib than those without the mutation across a broad range of different cancers. BYL719 is being studied in the Phase III SOLAR-1 trial in combination with fulvestrant in men and postmenopausal women with hormone receptor-positive advanced breast cancer who received prior treatment with aromatase inhibitor and a Phase II trial to determine the maximum tolerated dose in combination with fulvestrant in PIK3CA mutated estrogen receptor-positive breast cancer patients.

  •
  Cosentyx (secukinumab) is a fully human monoclonal antibody that selectively neutralizes circulating IL-17A. In January 2016, Cosentyx was approved by the FDA for the treatment of adults with ankylosing spondylitis (AS) and for the treatment of adults with psoriatic arthritis (PsA). In October 2016, the Swiss health authority Swissmedic also approved Cosentyx for the treatment of AS and PsA. New results for Cosentyx published in the Journal of the American Academy of Dermatology from the head-to-head CLEAR study showed that Cosentyx remains superior to Stelara® in sustaining skin clearance (PASI 90 to PASI 100) at 52 weeks for adults with moderate-to-severe psoriasis. In addition, long-term data from the Phase III SCULPTURE study presented at a European medical meeting in October 2016 showed that Cosentyx delivers high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis out to four years of treatment. Secukinumab is also in Phase III development for non-radiographic axial spondyloarthritis, and new head-to-head clinical trials have been initiated in AS and PsA to compare Cosentyx versus adalimumab.

  •
  CTL019 (tisagenlecleucel-T) is an investigational therapy that utilizes chimeric antigen receptors (CARs) to use the patient's own immune system to fight certain types of cancer. CARs are engineered proteins that transform a patient's own T cells into antigen-specific cells which seek out target proteins present on a patient's cancerous tumor. When these cells are re-introduced into the patient's blood, they demonstrate the potential to bind to the cancer cells and destroy them. CTL019 targets a protein called CD19 that is associated with a number of B-cell malignancies. Data presented in December 2016 from the pivotal global Phase II ELIANA trial of CTL019 in relapsed/refractory pediatric and young adult patients with B-cell acute lymphoblastic leukemia showed that 82% of infused patients achieved complete remission or complete remission with incomplete blood count recovery at three months post CTL019 infusion. For all patients with complete remission, no minimal residual disease was detected. In addition, the estimated relapse-free rate among responders was 60% six months after infusion with CTL019. We plan to submit a BLA to the FDA on the basis of this data in early 2017. CTL019 is also being studied in a Phase II trial in diffuse large B-cell lymphoma with an FDA filing planned in 2017.

  •
  EMA401 is a novel angiotensin II Type 2 receptor (AT2R) antagonist in Phase II development. Targeting AT2R is an emerging approach to neuropathic pain treatment. AT2R antagonists block the pain signaling pathways in the peripheral nervous system. Positive results from a Phase II clinical trial of EMA401 in post-herpetic neuralgia, a painful condition that develops in some people following herpes zoster (shingles), were published in a major medical journal in February 2014. In addition, thus far, EMA401 has not been associated with central nervous system side effects such as dizziness or confusion, which are typically associated with existing therapies. Novartis expects to start two Phase II studies to assess the potential of EMA401 in peripheral neuropathic pain in 2017.

  •
  Entresto (sacubitril/valsartan) is a first-in-class angiotensin receptor/neprilysin inhibitor approved and marketed for the treatment of chronic heart failure with reduced ejection fraction (HFrEF). In addition, Novartis is conducting multiple studies of Entresto as part of the FortiHFy clinical program. This includes two large outcome studies. The first, PARAGON-HF, a Phase III trial of Entresto in patients with chronic heart failure with preserved ejection fraction, has completed enrollment with results expected in 2019. Novartis has commenced recruitment in PARADISE-MI, a Phase IIIb trial for patients at high risk for heart failure after an acute myocardial infarction, with results expected in 2020.

  •
  FTY720 (fingolimod) is a sphingosine 1-phosphate receptor modulator approved for the treatment of relapsing forms of multiple sclerosis as Gilenya. A Phase III study of fingolimod in pediatric multiple sclerosis was initiated in 2013. Results from the study are anticipated in 2017.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. The Phase III study ReTHINK was initiated in the first quarter of 2016 to evaluate the efficacy and safety of Jakavi in early myelofibrosis patients. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology and hematology outside the US. In the second quarter of 2016 the license was amended to also include rights to research, develop and commercialize ruxolitinib in graft-versus-host disease outside the US. Ruxolitinib is marketed in the US as Jakafi® by Incyte Corporation.

  •
  LEE011 (ribociclib) is a selective cyclin dependent kinase inhibitor that inhibits two proteins called cyclin dependent kinase 4 and 6 (CDK4/6). Results from the pivotal Phase III MONALEESA-2 study showed LEE011 plus letrozole significantly extended progression-free survival (PFS) compared to a standard of care, letrozole, as a first-line treatment in post-menopausal women with HR+/HER2– advanced breast cancer. LEE011 plus letrozole reduced the risk of disease progression or death by 44% over letrozole alone, significantly extending PFS across all patient subgroups. Results from additional analyses from the Phase III MONALEESA-2 study showed that LEE011 plus letrozole significantly prolonged PFS across various pre-planned patient subgroups with HR+/HER2– advanced or metastatic breast cancer, including post-menopausal women diagnosed de novo, those with visceral metastases (liver and/or lung involvement), and those with bone-only disease. These findings demonstrate the potential impact of LEE011 plus letrozole in the first-line setting, showing that treatment benefit was evident across relevant patient subgroups regardless of their disease burden or tumor location, including those patients with more aggressive disease. We presented this data at the San Antonio Breast Cancer Symposium in December 2016. In November 2016, Novartis announced that the FDA granted Priority Review for LEE011 as first-line treatment of postmenopausal women with HR+/HER2– advanced or metastatic breast cancer in combination with letrozole following a Breakthrough Therapy designation from the FDA in August 2016. Novartis also announced in November that the EMA has accepted for review the marketing authorization application for LEE011 plus letrozole in the same patient population. Novartis is continuing to assess LEE011 through the MONALEESA clinical trial program, which includes MONALEESA-2, MONALEESA-3 and MONALEESA-7. These trials are evaluating LEE011 in multiple endocrine therapy combinations across a broad range of patients, including men and premenopausal women. LEE011 was developed by Novartis as part of a drug discovery collaboration with Astex Pharmaceuticals.

  •
  LIK066 is an inhibitor of the sodium-glucose co-transporter-1 (SGLT1) and sodium-glucose co-transporter-2 (SGLT2). The dual mechanism (renal and intestinal) acts to improve multiple metabolic end points including glycemic control, weight, blood pressure and lipid bio markers. We expect to initiate Phase II dose ranging studies for weight loss in the first half of 2017.

  •
  LJN452 is a potent, non-bile acid, Farnesoid X receptor (FXR) agonist, which is being developed for the treatment of nonalcoholic steatohepatitis (NASH). LJN452 has been shown to reduce steatosis, inflammation, and fibrosis in animal models, alongside a favorable safety profile in first in-human studies. This oral treatment is designed to break the cycle of fatty build-up in the liver and harness the body's built-in mechanisms for coping with excess bile acid. Recruitment is underway for the first LJN452 clinical study in NASH patients.

  •
  OMB157 (ofatumumab) is a fully human monoclonal antibody administered by subcutaneous injection in development for multiple sclerosis (MS). OMB157 works by binding to the CD20 molecule on the B cell surface and inducing B cell depletion. Positive Phase IIb results in MS patients were presented in 2014 and showed significant reduction in the number of new brain lesions in the first 24 weeks after ofatumumab administration. Novartis initiated a Phase III program for OMB157 in relapsing MS in August 2016. We expect to complete the Phase III program in MS in 2019. Ofatumumab is marketed by Novartis for oncology indications as intravenous infusion under the brand name Arzerra.

  •
  Pegpleranib is an oligo-nucleotide aptamer that inhibits the action of platelet-derived growth factor (PDGF). The pegpleranib Phase III program originally consisted of three clinical trials to evaluate the safety and efficacy of pegpleranib in combination with anti-VEGF drugs for the treatment of neovascular age related macular degeneration (nAMD). In December 2016, Novartis announced initial topline results from two pivotal Phase III clinical studies evaluating the safety and efficacy of pegpleranib in combination with Lucentis (ranibizumab) for the treatment of nAMD. These studies, OPH1002 and OPH1003, sponsored by Ophthotech Corporation, did not meet the primary endpoint of superiority for the pegpleranib and ranibizumab combination therapy, measured as best corrected visual acuity in terms of additional letter gains over ranibizumab monotherapy. In November 2015, Genentech entered into an agreement with Novartis to participate in certain financial rights related to the Novartis licensing and commercialization agreement with Ophthotech Corporation for pegpleranib. We continue to hold the license for the rights to develop and exclusively market pegpleranib outside the US.

  •
  PKC412 (midostaurin) is an oral, multi-targeted kinase inhibitor in Phase III development for treatment of patients with FLT3-mutated acute myeloid leukemia (AML) and for advanced systemic mastocytosis (SM). In February 2016, the FDA granted PKC412 Breakthrough Therapy designation for FLT3-mutated AML, which was primarily based upon the positive results from the Phase III randomized versus placebo RATIFY clinical trial and in November 2016, the FDA granted Priority Review to the PKC412 new drug application for the treatment of newly diagnosed FLT3 mutation-positive AML and advanced SM. In the RATIFY study, patients who received PKC412 plus standard induction and consolidation chemotherapy and as monotherapy up to one year for maintenance experienced a 23% improvement in overall survival compared to those treated with standard induction/consolidation chemotherapy and placebo. The median overall survival for patients in the PKC412 treatment group was 74.7 months, versus 26.0 months for patients in the placebo group. PKC412 is the first compound to illustrate an overall survival benefit targeting FLT3 in AML. In an advanced SM pivotal Phase II study, PKC412 demonstrated an overall response rate, defined as a major or partial response, of 60% in patients. The median duration of response for all responders in the primary efficacy population was 24.1 months. These data are the basis for the worldwide regulatory filings for PKC412 for newly diagnosed, FLT3-mutated AML and for advanced SM, including the FDA and EMA.

  •
  QAW039 (fevipiprant) is a small molecule being investigated in the reduction of frequency and duration of asthma attacks, particularly in patients with severe asthma. This compound is designed to block the activity of T-helper type-2 (Th2) cells, which are thought to contribute to the disease by releasing signals that maintain eosinophilic airway inflammation. In a Phase II study completed in August 2015, QAW039 reduced eosinophils, drivers of airway inflammation in patients with persistent moderate-to-severe asthma. Pivotal Phase III trials are underway in severe asthma.

  •
  QVM149 (indacaterol, glycopyrronium, mometasone furoate) is a once daily fixed-dose triple combination therapy being investigated in moderate-to-severe asthma patients who are uncontrolled on a long-acting beta-agonist (LABA) combined with an inhaled corticosteroid (ICS) or who are already taking a triple combination LABA, long-acting muscarinic antagonist (LAMA) and ICS. QVM149 consists of indacaterol (a LABA), glycopyrronium (a LAMA) and mometasone furoate (an ICS) delivered via the Breezhaler device. QVM149 is currently in Phase III clinical trials. This Phase III program is also designed to deliver data to support regulatory filings by Novartis for QMF149, a once daily combination of indacaterol and mometasone fuorate. This Phase III program is to support registration of QVM149 and QMF149 outside the US only.

  •
  RLX030 (serelaxin), is a novel recombinant form of the human hormone relaxin 2, and is believed to act through multiple mechanisms to reduce stress on the heart, kidneys and other organs. Results from the Phase III RELAX-AHF study showed that RLX030 improved symptoms and reduced mortality in patients with acute heart failure (AHF). Data were presented at the American Heart Association congress in 2012 and published simultaneously in The Lancet. In 2014, the FDA and CHMP decided that further data were required for marketing authorizations to be granted and a second confirmatory Phase III study, RELAX-AHF-2, is currently underway. The study's primary endpoint is a reduction in cardiovascular mortality, and top line results are expected in the first half of 2017. Based on the first study RELAX-AHF, RLX030 was approved and launched in Russia in 2014 under the trade name Reasanz.

  •
  RTH258 (brolucizumab) is a novel anti-vascular endothelial growth factor (anti-VEGF) agent that is currently being tested in neovascular age-related macular degeneration (nAMD) patients. RTH258 is a single chain antibody fragment that may be longer-acting than currently approved treatments for AMD, potentially enabling patients to extend the time between treatments. We expect the results of two Phase III trials in 2017.

  •
  SEG101 (crizanlizumab, formerly SelG1) is a humanized anti-P-selectin monoclonal antibody that is being investigated in the reduction of vaso-occlusive pain crises in patients with sickle cell disease (SCD). SCD is a hereditary blood disorder characterized by sickle-shaped red blood cells. Novartis acquired SEG101 in

    2016 by exercising its right to acquire Selexys Pharmaceuticals Corporation following receipt of results of the Phase II SUSTAIN study. Results from the SUSTAIN study showed that SEG101 reduced the median annual rate of sickle cell-related pain crises compared to placebo in patients with or without hydroxyurea therapy.

  •
  Signifor LAR (pasireotide) is a somatostatin analogue in development as a long-acting release formulation for patients with Cushing's disease. Applications have been submitted to the FDA and EMA for this indication.

  •
  Tafinlar (dabrafenib) targets the serine/threonine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist (trametinib) targets the threonine/tyrosine kinases MEK1 and MEK2 in the MAP kinase pathway, resulting in dual blockade of this pathway, which is the main escape mechanism for resistance. Tafinlar + Mekinist is the first combination of BRAF and MEK inhibitors to report three years of follow-up survival data in two Phase III studies in BRAFv600+ unresectable or metastatic patients. A Phase III study is also underway for BRAF V600 mutation positive melanoma patients in the adjuvant setting. Phase II studies are also underway to evaluate the efficacy and safety of Tafinlar + Mekinist in patients with BRAF V600 mutation positive non-small cell lung cancer (NSCLC). Tafinlar has a Breakthrough Therapy designation from the FDA for treatment of NSCLC patients with BRAF V600E mutations who have received at least one prior line of platinum-containing chemotherapy. In July 2015, the combination therapy Tafinlar + Mekinist also received Breakthrough Therapy designation from the FDA for NSCLC patients with BRAF V600E mutations. In November 2016, the FDA granted Priority Review to Tafinlar + Mekinist for the treatment of BRAF positive NSCLC, as detected by an FDA-approved test, with disease progression on or after platinum-containing chemotherapy.

  •
  Tasigna (nilotinib) is a selective tyrosine-kinase inhibitor that inhibits the BCR-ABL protein produced by the Philadelphia chromosome, which is found in most people who have chronic myeloid leukemia (CML). Novartis has an ongoing global clinical trial program to evaluate the potential for Philadelphia chromosome positive (Ph+) CML patients to maintain deep molecular response after stopping nilotinib. ENESTfreedom, ENESTop, ENESTgoal, and ENESTpath are designed to evaluate the feasibility of stopping treatment, and achieving successful treatment-free remission in patients with Ph+ CML in the chronic phase and deep molecular response on nilotinib. Data from ENESTfreedom and ENESTop were presented at major US and European medical congresses in 2016. An application was filed with the EMA for the inclusion of the ENESTfreedom and ENESTop data in the Summary of Product Characteristics of Tasigna.

  •
  UNR844 is a potential first-in-class topical treatment in development for presbyopia. Presbyopia is a common age-related loss of near distance vision characterized by a progressive inability to focus on objects nearby, making everyday activities, such as reading, challenging. In a phase I/II masked, placebo-controlled proof of concept study, 50 patients were treated daily for 90 days with topical UNR844 and 25 patients with placebo. UNR844 showed a statistically significant difference to placebo in distant corrected near vision at all time points measured (from day 8). At day 90, 82% of participants treated with UNR844 had 20/40 near vision (or 0.30 LogMAR) versus 48% in the placebo group. Near vision of 20/40 allows for the majority of near vision tasks in most people. UNR844 was acquired by Novartis through the acquisition of Encore Vision, Inc., in January 2017.

  •
  VAY736 is a highly specific and potent monoclonal antibody against the B-cell activating factor receptor with enhanced antibody-dependent cell-mediated cytotoxicity against B cells. VAY736 is in Phase II development for the treatment of primary Sjoegren's syndrome, a systemic autoimmune disorder characterized by progressive lymphocytic destruction of exocrine glands and other organs resulting not only in eye and mouth dryness, but frequently complicated by severe fatigue and extraglandular organ involvement.

  •
  ZPL389 is a once-daily oral H4 receptor antagonist in development for atopic dermatitis, commonly known as eczema. ZPL389 is a potential first-in-class oral treatment for moderate-to-severe eczema. In a proof of concept study, ZPL389 showed a clinically and statistically significant reduction of eczema. After eight weeks of treatment, the compound reduced the Eczema Area and Severity Index (EASI) score by 50% in a study of 98 patients. In clinical studies conducted to date, ZPL389 has a favorable safety profile. ZPL389 was acquired by Novartis through the acquisition of Ziarco Group Limited in January 2017.

  •
  Zykadia (ceritinib) is a potent and highly selective oral anaplastic lymphoma kinase (ALK) inhibitor that is in development for ALK positive (ALK+) cancers. Two Phase III clinical trials comparing ceritinib with chemotherapy in treatment-naïve and in previously-treated non-small cell lung cancer (NSCLC) patients have demonstrated a statistically significant and clinically meaningful benefit. Results from the Phase III ASCEND-4 study found that patients with ALK+ advanced NSCLC treated with first-line Zykadia had a median progression-free survival of 16.6 months, compared to 8.1 months in patients treated with standard first-line chemotherapy with maintenance. The study findings were presented in December 2016 at the World Conference on Lung Cancer. Results from the randomized Phase III ASCEND-5 study of Zykadia were presented at the European Society for Medical Oncology (ESMO) congress in October 2016. The ASCEND-5 study assessed median progression-free survival (PFS) in patients previously treated with crizotinib and one or two prior regimens of cytotoxic chemotherapy (including platinum doublet), who then received Zykadia or standard chemotherapy. There was a statistically significant and clinically meaningful improvement in median PFS for patients taking Zykadia versus chemotherapy as determined by a blinded independent review committee. In addition, updated results from the Phase II ASCEND-3 study were presented at the ESMO congress in October 2016 which demonstrated that patients with ALK+ NSCLC taking Zykadia as their first ALK inhibitor (post-chemotherapy) had a median PFS of 18.4 months. In December 2016, applications were submitted in the US and EU for Zykadia as a first-line treatment for patients with ALK+NSCLC based on the results of the ASCEND-4 trial.

Projects Added To And Subtracted From The Development Table Since 2015

Project/Product	Potential indication/ Disease area	Change	Reason
ABL001	Chronic myeloid leukemia	Now disclosed as chronic myeloid leukemia, 3rd line

Afinitor/Votubia	Non-functioning GI and lung neuroendocrine tumors	Commercialized

	Diffuse large B-cell lymphoma	Removed	Development discontinued

Arzerra	Chronic lymphocytic	US: Commercialized	Approved in US
	leukemia (extended	EU: Removed	Development
	treatment)		discontinued in EU

	Chronic lymphocytic leukemia (relapse)	Commercialized

ASB183	Solid and hematological tumors	Removed	Development discontinued

BGJ398	Solid tumors	Removed	Development discontinued

BKM120	Metastatic breast cancer, hormone receptor-positive, aromatase inhibitor resistant/mTOR naïve, 2nd line (+ fulvestrant)	Removed	Development discontinued

	Metastatic breast cancer, hormone receptor-positive, aromatase inhibitor and mTOR inhibitor resistant, 3rd line (+ fulvestrant)	Removed	Development discontinued

	Solid tumors	Removed	Development discontinued

BYL719	Solid tumors	Removed	Development discontinued

BYM338	Sporadic inclusion body myositis	Removed	Development discontinued

Project/Product	Potential indication/ Disease area	Change	Reason
Cosentyx	Psoriatic arthritis head-to-head study vs. adalimumab	Added	Entered confirmatory development

	Ankylosing spondylitis head-to-head study vs. adalimumab	Added	Entered confirmatory development

EGF816	Solid tumors	Removed	Development discontinued

Exjade film-coated tablet (FCT)	Iron overload	Commercialized

FCR001	Renal transplant	Removed	Development discontinued

FTY720	Pediatric multiple sclerosis	Added	Pediatric indication disclosed

Gilenya	Chronic inflammatory demyelinating polyradiculoneuropathy	Removed	Development discontinued

HSC835	Stem cell transplantation	Removed	Development discontinued

INC280	Non-small cell lung cancer EGFR mutation	Added	Entered confirmatory development

Ilaris (ACZ885)	Hereditary periodic fevers	Now disclosed as periodic fever syndromes

Jakavi	Early myelofibrosis	Added	Entered confirmatory development

	Graft-versus-host disease	Added	Extended licensing agreement with Incyte Corporation

LAM320	Multi-drug resistant tuberculosis	Added	Entered confirmatory development

LEE011	Hormone receptor-positive, HER2-negative breast cancer (adjuvant)	Added	Entered confirmatory development

	Solid tumors	Removed	Development discontinued

LIK066	Weight loss	Added	Entered confirmatory Development

LJM716	Solid tumors	Removed	Development discontinued

Lucentis	Choroidal neovascularization secondary to conditions other than age-related macular degeneration and pathologic myopia	Commercialized

pegpleranib	Neovascular age-related macular degeneration	Removed	Development in combination with Lucentis discontinued

Project/Product	Potential indication/ Disease area	Change	Reason
PKC412	Aggressive systemic mastocytosis	Now disclosed as advanced systemic mastocytosis

	Acute myeloid leukemia (FLT3 wild type)	Added	Entered confirmatory development

Promacta/Revolade	Pediatric immune thrombocytopenia	Commercialized

	Severe aplastic anemia, 1st line	Added	Entered confirmatory development

QAX576	Allergic diseases	Removed	Development discontinued

QBW251	Cystic fibrosis	Added	Entered confirmatory Development

QGE031	Chronic spontaneous urticaria/ Inducible urticaria	Now disclosed as chronic spontaneous urticaria/ chronic idiopathic urticaria

RTH258	Neovascular age-related macular degeneration	Added	Transferred from Alcon Division

	Diabetic macular edema	Added	Transferred from Alcon Division

SEG101	Sickle cell disease	Added	Acquired with acquisition of Selexys Pharmaceuticals Corporation

UNR844	Presbyopia	Added	Acquired with acquisition of Encore Vision, Inc.

Votrient	Renal cell carcinoma (adjuvant)	Removed	Development discontinued

ZPL389	Atopic dermatitis	Added	Acquired with acquisition of Ziarco Group Limited

Principal Markets

        The Innovative Medicines Division sells products in approximately 155 countries worldwide. Net sales are generally concentrated in the US, Europe and Japan. However, sales from Emerging Growth Markets have become increasingly important to us. The following table sets forth the aggregate 2016 net sales of the Innovative Medicines Division by region:

Innovative Medicines	2016 Net sales to third parties
	$ millions	%
Europe	11,217	34
United States	10,897	33
Asia, Africa, Australasia	7,696	24
Canada and Latin America	2,752	9

Total	32,562	100

Of which in Established Markets*	24,416	75
Of which in Emerging Growth Markets*	8,146	25

*
Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

        Many of our Innovative Medicines Division's products are used for chronic conditions that require patients to consume the product over long periods of time, ranging from months to years. Net sales of the vast majority of our products are not subject to material changes in seasonal demand. Sales of certain ophthalmic pharmaceutical products, including those for allergies, anti-inflammation and dry eye, are subject to seasonal variation.

Production

        The primary goal of our manufacturing and supply chain management program is to ensure the uninterrupted, timely and cost-effective supply of products that meet all product specifications and quality standards. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA and EMA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials.

        We manufacture our products at facilities worldwide. See also "—Item 4.D Property, Plants and Equipment." Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art and cost-competitive processes with quality as a primary goal within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, such as sterile processing. Many biologic medicines are manufactured using recombinant DNA derived technology, by which a gene is introduced into a host cell, which then produces a human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current, and to develop new, manufacturing processes.

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

        Because the manufacture of our products is complex and heavily regulated by governmental health authorities, supply is never guaranteed. If we or our third party suppliers fail to comply with applicable regulations then there could be a product recall or other shutdown or disruption of our production activities. We have experienced supply interruptions for our products in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will always be able to successfully manage such issues when they arise.

Marketing and Sales

        The Innovative Medicines Division serves customers with 3,234 field force representatives in the US, and an additional 20,965 in the rest of the world, as of December 31, 2016, including supervisors and administrative personnel. These trained representatives, where permitted by law, present the therapeutic risks and benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations. We continue to see increasing influence of customer groups beyond prescribers, and Novartis is responding by adapting our business practices to engage appropriately with such constituencies.

        The marketplace for healthcare is also evolving with patients becoming more informed stakeholders in their healthcare decisions and looking for solutions to meet their changing needs. Where permitted by law, Novartis seeks to assist the patient, delivering innovative solutions to drive education, access, and improved patient care.

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

        Novartis pursues co-promotion/co-marketing opportunities as well as licensing and distribution agreements with other companies in various markets, when legally permitted and economically attractive. In the US, certain products can be advertised by way of internet, television, newspaper and magazine advertising.

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

Competition

        The global pharmaceutical market is highly competitive, and we compete against other major international corporations which have substantial financial and other resources, as well as against smaller companies which operate regionally or nationally. Competition within the industry is intense and extends across a wide range of commercial activities, including pricing, product characteristics, customer service, sales and marketing, and research and development.

        In addition, as is the case with other pharmaceutical companies selling patented pharmaceuticals, Novartis faces ever-increasing challenges from companies selling products which compete with our products, including competing patented products and generic forms of our products following the expiry of intellectual property protection. Generic companies may also gain entry to the market through successfully challenging our intellectual property rights, but we vigorously use legally permissible measures to defend those rights. See also "—Intellectual Property" below. We also face competition from over-the-counter (OTC) products that do not require a prescription from a physician. See also "—Regulation—Price Controls" below.

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

        We are a leader in the pharmaceuticals industry in terms of research and development, including the level of our investment. For information about research and development expenditures by our Innovative Medicines Division over the last three years, please see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Results of Operations—2016 Compared to 2015—Innovative Medicines—Research and development of Innovative Medicines Division," and "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Results of Operations—2015 Compared to 2014—Innovative Medicines—Research and development."

Research program

        Our research program is conducted by the Novartis Institutes for BioMedical Research (NIBR), which is responsible for the discovery of new medicines. We established NIBR in 2002. The principal goal of our research program is to discover new medicines for diseases with unmet medical need. To do this, we focus our work in areas where we have sufficient scientific understanding and believe we have the potential to change the practice of medicine. This requires the hiring and retention of the best talent, a focus on fundamental disease mechanisms that are relevant across different disease areas, continuous improvement in technologies for drug discovery and potential therapies, close alliances with clinical colleagues, and the establishment of appropriate external complementary alliances.

        At NIBR sites in Basel, Switzerland, Cambridge, Massachusetts, and three other US locations, Singapore and China, more than 6,000 scientists, physicians and business professionals contribute to research into disease areas such as cardiovascular and metabolic diseases, neuroscience, oncology, muscle disorders, ophthalmology, autoimmune diseases, and respiratory diseases. Research platforms such as the Center for Proteomic Chemistry are headquartered at the NIBR site in Basel, Switzerland. In addition, the Novartis Institute for Tropical Diseases, the Friedrich Miescher Institute, and the Genomics Institute of the Novartis Research Foundation focus on basic genetic and genomic research as well as research into diseases of the developing world such as malaria, dengue and African sleeping sickness.

        All drug candidates are taken to the clinic via "proof-of-concept" trials to enable an early assessment of the safety and efficacy of the drug while collecting basic information on pharmacokinetics and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities. Following proof-of-concept, our Global Drug Development unit conducts confirmatory trials on the drug candidates.

        In March 2016, Dr. Mark Fishman, President of NIBR, reached his contractual retirement age and retired. Dr. James E. Bradner, a physician-scientist from Dana Farber Cancer Institute and Harvard Medical School succeeded Dr. Fishman in that role.

        In October 2016, we announced a new strategic plan for research that includes the creation of a unified early discovery research group based in Basel, Switzerland and Cambridge, Massachusetts, the creation of two centers of excellence for bio-therapeutic research in Basel, Switzerland and Cambridge, Massachusetts, the creation of an enterprise wide pharmacokinetics sciences group and growth of our respiratory diseases research group. As part of this plan, the Novartis Institute for Tropical Diseases (NITD) will move research programs and operations from Singapore to Emeryville, California, where it will be co-located with our infectious diseases research team. We also plan to complete the exit of all internal non-human primate research. These changes will result in the closure of a biologics group in Shanghai, China and a team focused on non-human primate research in Fort Worth, Texas. We also plan to close ESBATech, a biologics group in Schlieren, Switzerland, subject to all appropriate consultation.

Development program

        Effective July 1, 2016, we established a Global Drug Development (GDD) organization to oversee drug development activities for our Innovative Medicines Division. GDD works collaboratively with NIBR to execute our overall pipeline strategy and takes an enterprise approach to pipeline portfolio management. The new GDD organization includes centralized global functions such as Regulatory Affairs and Global Development Operations, and Global Development units aligned with our business franchises. GDD was created to improve resource allocation, technology implementation and process standardization to further increase innovation. GDD includes approximately 10,000 associates worldwide.

        Under our Global Drug Development unit, the focus of our development program is to determine the safety and efficacy of a potential new medicine in humans.

        The traditional model of development comprises three phases, which are defined as follows:

    Phase I:    These are the first clinical trials of a new compound, generally performed in a small number of healthy human volunteers, to assess the drug's safety profile, including the safe dosage range. These trials also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action.

    Phase II:    Clinical studies performed with patients who have the target disease, with the aim of continuing the Phase I safety assessment in a larger group, assessing the efficacy of the drug in the patient population, and determining the appropriate doses for further evaluation.

    Phase III:    Large-scale clinical studies with several hundred to several thousand patients, which are conducted to establish the safety and efficacy of the drug in specific indications for regulatory approval. Phase III trials may also be used to compare a new drug against a current standard of care to evaluate the overall benefit-risk relationship of the new medicine.

        In each of these phases, physicians monitor volunteer patients closely to assess the potential new drug's safety and efficacy.

        Though we use this traditional model as a platform, we have tailored the development process to be simpler, more flexible and efficient. We view the development process as generally consisting of Exploratory Development where "proof of concept" is established, and Confirmatory Development where this concept is confirmed in large numbers of patients. Exploratory Development consists of clinical "proof of concept" (PoC) studies, which are small clinical trials (typically 5-15 patients) that combine elements of traditional Phase I/II testing. These customized trials are designed to give early insights into issues such as safety, efficacy and toxicity for a drug in a given indication and are conducted by NIBR. Once a positive proof of concept has been established, the drug moves to the Confirmatory Development stage and becomes the responsibility of GDD. Confirmatory Development has elements of traditional Phase II/III testing and includes trials aimed at confirming the safety and efficacy of the drug in the given indication leading up to submission of a dossier to health authorities for approval. Like traditional Phase III testing, this stage can also include trials which compare the drug to the current standard of care for the disease, in order to evaluate the drug's overall risk/benefit profile.

        The vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. For more information, see "—Regulation."

        At each phase of clinical development, our activities are managed by our Innovation Management Board (IMB). The IMB is responsible for oversight over all major aspects of our development portfolio and oversees our drug development budget. In particular, the IMB is responsible for the endorsement of proposals to commence the first clinical trials of a development compound, and of major project phase transitions and milestones following a positive proof of concept outcome, including transitions to full development and the decision to submit a regulatory application to the health authorities. The IMB is also responsible for project discontinuations, for the endorsement of overall development strategy and the endorsement of development project priorities. The

IMB is chaired by our Global Head of Drug Development and Chief Medical Officer and has representatives from Novartis senior management, as well as experts from a variety of fields among its core members and extended membership.

Alliances and acquisitions

        Our Innovative Medicines Division enters into business development agreements with other pharmaceutical and biotechnology companies and with academic institutions in order to develop new products and access new markets. We license products that complement our current product line and are appropriate to our business strategy. Therapeutic area strategies have been established to focus on alliances and acquisition activities for key disease areas and indications that are expected to be growth drivers in the future. We review products and compounds we are considering licensing using the same criteria as we use for our own internally discovered drugs.

        In January 2017, we entered into a collaboration and option agreement with Ionis Pharmaceuticals, Inc. (Ionis), and its affiliate Akcea Therapeutics, Inc. (Akcea), to license two investigational treatments with the potential to significantly reduce cardiovascular risk in patients suffering from high levels of lipoproteins known as Lp(a) and ApoCIII. The two investigational antisense therapies developed by Ionis—called AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx—have the potential to lower both lipoproteins up to 90% and significantly reduce cardiovascular risk in high-risk patient populations. In addition, Novartis entered into a stock purchase agreement with Ionis and Akcea. This transaction is subject to customary closing conditions, including regulatory approval.

        In December 2016, we entered into a definitive agreement for the acquisition of Encore Vision, Inc., a privately-held company focused on the development of UNR844 (formerly EV06), an investigational, first-in-class potentially disease modifying topical treatment for presbyopia. This acquisition was completed on January 20, 2017.

        In December 2016, we signed an exclusive option, collaboration and license agreement with Conatus Pharmaceuticals Inc., for the global rights to emricasan, an investigational, first-in-class, oral, pan-caspase inhibitor for the treatment of non-alcoholic steatohepatitis (NASH) with advanced fibrosis and cirrhosis of the liver. Upon exercise of the option, Novartis will obtain an exclusive, worldwide license to develop and commercialize products containing emricasan. The exercise of the option is subject to customary closing conditions, including regulatory approval.

        In December 2016, we entered into a definitive agreement for the acquisition of Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology including ZPL389, a once-daily oral H4 receptor antagonist in development for atopic dermatitis. This acquisition was completed on January 20, 2017.

        In November 2016, we acquired Selexys Pharmaceuticals Corporation and SEG101 (crizanlizumab, formerly SelG1), an anti-P-selectin antibody being investigated in the reduction of vaso-occlusive pain crises in patients with sickle cell disease.

        In June 2016, we announced a collaboration and licensing agreement with Xencor for the development of bispecific antibodies for treating cancer. We plan to collaborate with Xencor to co-develop their two bispecific T cell engaging antibodies targeting CD3xCD123 and CD3xCD20 for the treatment of acute myeloid leukemia and B-cell malignancies. As part of the agreement, Novartis also receives the right to develop four additional bispecific antibodies and to use other Xencor proprietary antibody engineering technology for up to ten additional biotherapeutic programs across the Novartis research and development portfolio.

        In January 2016, we announced a collaboration and licensing agreement with Surface Oncology, which gives Novartis access to four pre-clinical programs in immuno-oncology. These programs target regulatory T cell populations, inhibitory cytokines, and immunosuppressive metabolites in the tumor microenvironment.

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

        In 2012, Novartis and the University of Pennsylvania (Penn) announced an exclusive global research and development collaboration to develop and commercialize targeted chimeric antigen receptor (CAR) immunotherapies for the treatment of cancers. The research component of this collaboration focuses on accelerating the discovery and development of additional therapies using CAR immunotherapy. In September 2014, as part of its alliance with Novartis, Penn announced plans for the construction of the Center for Advanced Cellular Therapeutics (CACT) on the Perelman School of Medicine campus in Philadelphia, Pennsylvania. The CACT opened in February 2016 and is a first of its kind research and development center established specifically to develop and manufacture adoptive T cell immunotherapies under the research collaboration guided by scientists and clinicians from NIBR and Penn.

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

        The registration process generally takes between six months and several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority's procedures and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of particular therapeutic interest. In recent years, efforts have been made among the US, the EU and Japan to harmonize registration requirements in order to achieve shorter development and registration times for medical products. However, the requirement in many countries to negotiate selling prices or reimbursement levels with government regulators and other payors can substantially extend the time until a product may finally be available to patients.

        The following provides a summary of the regulatory processes in the principal markets served by Innovative Medicines Division affiliates:

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

Price Controls

        In most of the markets where we operate, the prices of pharmaceutical products are subject to both direct and indirect price controls and to drug reimbursement programs with varying price control mechanisms. Due to increasing political pressure and governmental budget constraints, we expect these mechanisms to continue to remain robust—and to potentially even be strengthened—and to have a negative influence on the prices we are able to charge for our products.

  Direct efforts to control prices

          United States.     In the US, as a result of the Patient Protection and Affordable Care Act (ACA), the recurring focus on deficit reduction, and public pressure on elected officials based on recent price increases by certain pharmaceutical manufacturers, there is a significant likelihood of continued actions to control prices. Specifically, one proposal that has been repeatedly advanced would impose a government-mandated pricing formula on both patented and generic medications provided through the Medicare prescription drug benefit (Medicare Part D). In addition, the ACA mandated the creation of a new entity, the Independent Payment Advisory Board (IPAB), which has been granted unprecedented authority to implement broad actions to reduce future costs of the Medicare program. This could include required prospective prescription drug discounts or rebates, which could limit net prices for our products. The Medicare Trustees' Report from June 2016 predicted that the projected 5-year average growth in per capita Medicare program spending is likely to exceed a specified target level in 2017. If the Chief Actuary for CMS determines that the projected 5-year average growth rate exceeds the target, the IPAB would then develop savings proposals in 2018 based on a savings target set by the Chief Actuary, to be implemented in 2019. There is also a possibility that government officials will continue to search for additional ways to reduce or control prices, including state legislation mandating drug price controls, which could include limits on annual price increases or maximum price levels.

          Europe.    In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to consumers. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, has become very intense. Increasingly strict analyses are applied when evaluating the entry of new products, and, as a result, access to innovative medicines is limited based on strict cost-benefit assessments. In addition, prices for marketed products are referenced within Member States and across Member State borders, including new EU Member States, further impacting individual EU Member State pricing.

          Japan.     In 2016, the National Health Insurance price calculation method for new products and the price revision rule for existing products were reviewed, and the resulting new drug tariffs became effective beginning April 2016. In addition, the MHLW implemented extraordinary price cuts in 2016 for certain products the sales of which have increased more than 100 billion Japanese Yen (one and one half times more than official forecasts). The Japanese government is currently undertaking a healthcare reform initiative with a goal of sustaining the universal coverage of the National Health Insurance program, and is addressing the efficient use of drugs, including promotion of generic use. Meanwhile, the government tentatively initiated a premium system which basically maintains the price of patented drugs for unmet medical needs in order to promote innovative new drug creation and the solution of the unapproved indication issue. The continuance of this system will be reviewed as a part of price reforms in 2018. In December 2016, the Japanese government announced basic reform principles for fundamental reforms of the drug pricing system in 2018. These include an increase in the frequency of price cuts from every other year to annually, beginning after the next regular price revision scheduled for April 2018. The government's practice of mandating additional price decreases for specific products will continue.

          Rest of World.     Many other countries around the world are also taking steps to control prescription drug prices. For example, in 2016, China, one of our most important emerging growth markets, organized national price negotiations for certain products directly linked to local drug reimbursement without further bidding, which will apply nationwide both in public and military hospitals, with drug price reductions of more than 50% in some cases. Drug prices in China may further decline due to a stated national policy of reducing healthcare costs, including continued strategic initiatives specifically designed to reduce drug prices. In addition, the Colombian government has taken steps to unilaterally reduce the price of Glivec by up to 43% through a local procedural mechanism called a Declaration of Public Interest. While the government's use of this exceptional mechanism as a tool to control the price of a prescription drug and to generally manage its healthcare budget is unprecedented, and we are contesting its appropriateness with respect to Glivec in Colombia, its use could become more widespread if upheld in this case, potentially leading to a more systemic impact on drug pricing.

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

  Cross-Border Sales

          Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can in some instances legally be re-sold to customers in other EU countries with less stringent price controls at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal. Given the increased focus on pharmaceutical prices in the US, members of the US Congress continue to explore legislation to allow the safe importation of pharmaceutical products into the US from select countries, including Canada.

We expect that pressures on pricing will continue worldwide, and will likely increase. Because of these pressures, there can be no certainty that, in every instance, we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.

Intellectual Property

        We attach great importance to intellectual property including patents, trademarks, copyrights, know-how and research data in order to protect our investment in research and development, manufacturing and marketing. In general, we seek intellectual property protection under applicable laws for significant product developments in major markets. Among other things, patents may cover the products themselves, including the product's active ingredient(s) and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. In addition, patents may cover assays or tests for certain diseases or biomarkers, which will improve patient outcomes when administered certain drugs, as well as assays, research tools and other techniques used to identify new drugs. The protection offered by such patents extends for varying periods depending on the grant and duration of patents in the various countries or region. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage.

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

United States

  Patents

        In the US, a patent issued for an application filed today will receive a term of 20 years from the application filing date, subject to potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the United States Patent and Trademark Office (USPTO). A US pharmaceutical patent which claims a product, method of treatment using a product, or method of manufacturing a product, may also be eligible for a patent term extension based on the time the FDA took to approve the product. This type of extension may only extend the patent term for a maximum of 5 years, and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for any product based on FDA delay.

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

European Community

  Patents

        Patent applications in Europe may be filed in the European Patent Office (EPO) or in a particular country in Europe. The EPO system permits a single application to be granted for the EU, plus other non-EU countries, such as Switzerland and Turkey. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. The term of a patent granted by the EPO or a European country office is generally 20 years from the filing date of the patent application on which the patent is based, subject to potential patent term extensions and adjustments. Pharmaceutical patents can be granted a further period of exclusivity under the Supplementary Protection Certificate (SPC) system. SPCs are designed to compensate the owner of the patent for the time it took to receive marketing authorization by the European Health Authorities. An SPC may be granted to provide, in combination with the patent, up to 15 years of exclusivity from the date of the first European marketing authorization. However, an SPC cannot last longer than 5 years. The SPC duration can additionally be extended by a further Pediatric Extension of 6 months if the product is the subject of an agreed pediatric investigation plan. The post-grant phase of patents, including the SPC system, is currently administered on a country-by-country basis under national laws which, while differing, are intended to, but do not always, have the same effect.

        In practice, as in the US, it is not uncommon for patent term extensions to not fully compensate the owner of a patent for the time it took to develop the product and receive marketing authorization by the European health authorities. Accordingly, it is not uncommon that a pharmaceutical product, at the date of approval, will have a patent lifetime of 10 to 15 years, including extensions available at that time.

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

        The EU also has an orphan drug exclusivity system for medicines similar to the US system. If a medicine is designated as an "orphan drug," then it benefits from 10 years of market exclusivity after it is authorized, during which time a similar medicine for the same indication will not receive marketing authorization. Under certain circumstances, this exclusivity can be extended with a 2-year Pediatric Extension.

Japan

  Patents

        In Japan, a patent can be issued for active pharmaceutical ingredients. Although methods of treatment, such as dosage and administration, are not patentable in Japan, pharmaceutical compositions for a specific dosage or administration method are patentable. Processes to make a pharmaceutical composition are also patentable. The patent term granted is generally 20 years from the filing date of the patent application on which the patent is based, subject to potential patent term extensions and adjustments. A patent term extension can be granted for up to 5 years under the Japanese Patent Act to compensate for erosion against the patent term caused by the time needed to obtain marketing authorization from the MHLW. As in the US and EU, patent term extensions in Japan may not fully compensate for the time necessary to develop a product and obtain a marketing authorization. As a result, it is not uncommon for the effective term of patent protection for an active pharmaceutical ingredient in Japan to be approximately 10 to 15 years, including available extensions.

  Data and Market Exclusivity

        Japan also has a regulatory data protection system called a "re-examination period" of 8 years for new chemical entities and 4-6 years for new indications and formulations and a 10 year orphan drug exclusivity system.

Third Party Patents and Challenges to Intellectual Property

        Third parties can challenge our patents, patent term extensions and marketing exclusivities through various proceedings. For example, patents in the US can be challenged in the USPTO through various proceedings, including Inter Partes Review (IPR) proceedings. They may also be challenged through patent infringement litigation under the Hatch-Waxman Act. See generally, "—Sandoz—Intellectual Property" In the EU, EU patents may be challenged through oppositions in the EPO or national patents may be challenged in national courts or national patent offices. In Japan, patents may be challenged in the Japanese patent office and in national courts. The outcomes of such challenges can be difficult to predict.

        In addition to directly challenging our intellectual property rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our intellectual property or marketing the generic product for non-protected indications. Despite data exclusivity protections, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application, and avoid our data exclusivity protection altogether. There is a risk that some countries may seek to impose limitations on the availability of patent protection for pharmaceutical products, or on the extent to which such protections may be enforced. Also, even though we may own, co-own or in-license patents protecting our products, and conduct pre-launch freedom-to-operate analyses, a third party may nevertheless claim that one of our products infringes a third party patent for which we do not have a license.

        As a result, there can be no assurance that our intellectual property will protect our products or that we will be able to avoid adverse effects from the loss of intellectual property protection or from third party patents in the future.

Intellectual Property Protection for Certain Key Marketed Products and Compounds in Development

        We present below certain additional details regarding intellectual property protection for certain Innovative Medicines Division products and compounds in development. For each product and compound in development below, we identify issued, unexpired patents by general subject matter and, in parentheses, years of expiry in, if relevant, the US, EU and Japan that are owned, co-owned or exclusively in-licensed by Novartis and that relate to the product or to the method of its use as it is currently approved and marketed or, in the case of a compound in development, as it is currently filed with the FDA and/or the EMA for approval. Novartis may own or control additional patents relating to compound forms, methods of use, formulations, processes, synthesis, purification and detection. Identification of an EU patent refers to national patents in EU countries and/or to the national patents that have been derived from a patent granted by the EPO.

        We identify unexpired regulatory data protection periods and, in parentheses, years of expiry for the products and compounds in development below if the relevant marketing authorizations have been authorized or granted. The term "RDP" refers to regulatory data protection, regulatory data exclusivity (which in the EU refers to the protections under "8+2+1" regulatory data exclusivity), and to data re-examination protection systems. We identify certain unexpired patent term extensions, SPCs and marketing exclusivities and, in parentheses, years of expiry if they are granted; their subject matter scope may be limited, and is not specified. We designate them as "pending" if they have been applied for but not granted and years of expiry are estimable. Such pending applications may or may not ultimately be granted. In the case of the EU, grant or authorization of a patent, patent term extension, marketing exclusivity or data protection means grant or authorization in at least one country and possibly pending in others. Marketing exclusivities and patent term extensions include orphan drug exclusivity (ODE), pediatric exclusivity (PE), patent term extension (PTE) and SPC.

        For each product below, we indicate whether there is current generic competition, which in the case of products containing biologics refers to biosimilar competition, for one or more product versions in one or more approved indications in each of the major markets for which intellectual property is disclosed. We identify ongoing challenges to the disclosed intellectual property that have not been finally resolved. Challenges identified as being in administrative entities, such as national patent offices, include judicial appeals from decisions of those entities. Resolution of challenges to the disclosed intellectual property, which in the EU may involve intellectual property of one or more EU countries, may include settlement agreements under which Novartis permits or does not permit future launch of generic versions of our products before expiration of that intellectual property. We identify certain material terms of such settlement agreements where they could have a material adverse effect on our business. In other cases, such settlement agreements may contain confidentiality obligations restricting what may be disclosed.

        For additional information regarding commercial arrangements with respect to these products, see "—Key Marketed Products."

Novartis Oncology Business Unit

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

  There is generic competition in the US, EU and Japan. In the US, Novartis has resolved patent litigation with certain generic manufacturers. An additional generic manufacturer has filed an ANDA challenging the US polymorphic compound form patent; the automatic 30-month stay preventing FDA approval will expire in March 2018. Novartis is taking steps in some EU countries to enforce the polymorphic compound form patent and the GIST method of use patent. The EU GIST method of use patent and polymorphic compound patent are being challenged in the patent offices and courts of several EU countries.

  •
  Tasigna. US: Patent on compound (2023); patents on salt forms (2026, 2027, 2028); patent on polymorph compound form (2026). EU: Patent on compound (2023); patent on salt form (2026); patent on polymorph compound form (2026); ODE (2017). Japan: Patent on compound (2023), PTE (2024); patent on salt form (2026); patent on polymorph compound form (2026). There is currently no generic competition in the US, EU or Japan. The EU salt form patent and polymorph compound form patent are being opposed in the EPO.

  •
  Sandostatin SC and Sandostatin LAR.

  Sandostatin SC: There is no patent protection in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  Sandostatin LAR: There is no patent protection in the US, EU or Japan. There is currently no generic competition in the US, EU or Japan.

  •
  Afinitor/Votubia and Afinitor Disperz/Votubia dispersible tablets. US: Patent on compound (2014), PTE (2019), PE (2020); patent on dispersible tablet formulation (2022), PE (2023); patent on antioxidant (2019); patent on antioxidant (2019), PE (2020); patent on TSC/SEGA use (2022), PE (2022); patent on breast cancer use (2022), PE (2022); patent on renal cell carcinoma use (2025), PE (2026); patent on pancreatic neuroendocrine tumor use (2028); RDP for NET of gastrointestinal or lung origin (2019), PE 2019; ODE for TSC/SEGA use (2017), PE (2018); ODE for pancreatic neuroendocrine tumors use (2018), PE (2018); ODE for TSC/renal angiomyolipoma (2019), PE (2019). EU: Patent on compound (2013), SPC (2018), PE (2019); patent on dispersible tablet formulation (2022); patent on antioxidant (2019); patent on breast cancer use (2022); patent on pancreatic neuroendocrine tumor use (2026); ODE (Votubia) (2021). Japan: Patent on compound (2013), PTE (2018); patent on dispersible tablet formulation (2022); patent on antioxidant (2019); patent on breast cancer use (2022); patent on pancreatic neuroendocrine tumor use (2026); patent on renal cell carcinoma use (2022); ODE (tuberous sclerosis) (2022); RDP (2018).

  There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging several patents; the earliest automatic 30-month stay preventing FDA approval will expire in April 2018. The US compound patent is being challenged in IPR proceedings in the USPTO.

  •
  Exjade and Jadenu.

  Exjade: US: Patent on compound (2019); patent on method of use (2017). EU: Patent on compound (2017), SPC (2021); patent on tablet formulation (2023). Japan: Patent on compound (2017), SPC (2021). There is currently no generic competition in the US, EU or Japan. In the US, Novartis has resolved patent litigation with generic manufacturers relating to Exjade.

  Jadenu: The compound patents in the US, EU and Japan and the US method of use patent identified for Exjade also protect Jadenu. There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging the US compound patent; the earliest automatic 30-month stay preventing FDA approval will expire in May 2018.

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

  •
  Promacta/Revolade. US: Patent on compound (2021), PTE (2022), PE (2023); patent on salt form (2025); patent on formulation (2027). EU: Patent on compound (2021), SPC (2025); patent on salt form (2023); patent on formulation (2027); RDP (2020). Japan: Patent on compound (2021), PTE (2025); patent on salt form (2023); patent on formulation (2027); RDP (2018). There is currently no generic competition in the US, EU or Japan. The EU formulation patent is being opposed in the EPO.

  •
  Jakavi. EU: Patent on compound (2026), SPC (2027); patent on salt (2028); RDP (2023). Japan: Patent on compound (2026), PTE (2028), PTE (2030); patent on salt (2028), PTE (2028), PTE (2030); patent on compositions for medical uses (2026), PTE (2027); RDP (2022). There is currently no generic competition in the EU or Japan. The EU salt patent is being opposed in the EPO.

Novartis Pharmaceuticals Business Unit

Ophthalmology

  •
  Lucentis. EU: Patent on compound (2018), SPC (2022). Japan: Patent on compound (2018), PTE (AMD indication) (2019), PTE (other indications) (2023). There is currently no generic competition in the EU or Japan.

  •
  Duotrav, Travatan and Travatan Z.

  Duotrav. EU: Patent on methods of use (2014), SPC (2016), PE (2017); two patents on formulations (2029). Japan: Patent on methods of use (2014), PTE (2018); two patents on formulations (2029). Duotrav is not marketed in the US. There is currently no generic competition in the EU or Japan. In the EU, the formulation patents are being opposed in the EPO.

  Travatan. EU: Patent on method of use (2014), SPC (2016), PE (2017); two patents on formulations (2029). Travatan is not marketed in the US or Japan. There is generic competition in some EU countries. In the EU, the formulation patents are being opposed in the EPO.

  Travatan Z. US: Three patents on formulations (2027(2), 2029). Japan: Patent on formulation (2027). Travatan Z is not marketed in the EU. There is currently no generic competition in the US or Japan. In the US, Novartis has resolved patent litigation with certain generic manufacturers.

  •
  Systane Ultra, Systane Original, Systane Balance and Systane Hydration.

  Systane Ultra. US: Three patents on formulation (2017, 2018, 2028). EU: Two patents on formulation (2017, 2018). Japan: Three patents on formulation (2017, 2018, 2029). There is currently no generic competition in the US, EU or Japan.

  Systane Original. US: Patent on formulation (2018). EU: Patent on formulation (2018). Japan: Patent on formulation (2018). There is currently no generic competition in the US, EU or Japan.

  Systane Balance. US: Patent on formulation (2018). EU: Two patents on formulation (2018, 2030). Japan: Two patents on formulation (2018, 2030). There is currently no generic competition in the US, EU or Japan.

  Systane Hydration. US: Two patents on formulation (2018, 2024). EU: Two patents on formulation (2018, 2024). Japan: Two patents on formulation (2018, 2024). There is currently no generic in the US, EU or Japan.

  •
  Patanol, Pataday and Pazeo.

  Patanol. EU: Patent on method of use (2016), SPC (2017). Japan: Patent on method of use (2016), PTE (2021). There is generic competition in the US and some EU countries. There is currently no generic competition in Japan. The Japanese method of use patent is being challenged in the Japanese Patent Office.

  Pataday. US: Patent on formulation (2022), PE (2022); patent on formulation (2023), PE (2024). Pataday is not marketed in the EU or Japan. There is currently no generic competition in the US. In the US, Novartis has resolved patent litigation with certain generic manufacturers. In the US, an additional generic manufacturer has filed an ANDA challenging the formulation patents; the automatic 30-month stay preventing FDA approval will expire in April 2019.

  Pazeo. US: Patent on formulation (2032); New Product Exclusivity, PE (2018). Pazeo is not marketed in the EU or Japan. There is currently no generic competition in the US. In the US, generic manufacturers have filed ANDAs challenging the formulation patent; the earliest automatic 30-month stay preventing FDA approval will expire in May 2018.

Neuroscience

  •
  Gilenya. US: Patent on compound (2014), PTE (2019); patent on formulation (2026); patent on dose (2027). EU: Patent on compound (2013), SPC (2018); RDP (2021); patent on formulation (2024), SPC (2026). There is currently no generic competition in the US or EU. In the US, certain generic manufacturers have filed ANDAs challenging the US compound patent and formulation patent; the earliest automatic 30-month stays preventing FDA approval will expire in March 2018. The US formulation patent is being challenged in an IPR proceeding in the USPTO.

Immunology and Dermatology

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

  •
  Zortress/Certican. US: Patent on compound (2014), PTE (2019), PE (2020); patent on dispersible tablet formulation (2022), PE (2023); patent on antioxidant (2019); patent on antioxidant (2019), PE (2020); patent on methods of use (2017), PE (2018); patent on methods of use (2017), PE (2018). EU: Patent on compound (2013), SPC (2018), PE (2019); two patents on methods of use (2017); patent on dispersible tablet formulation (2022); patent on antioxidant (2019). Japan: Patent on compound (2013), PTE (2018); patent on dispersible tablet formulation (2022); patent on antioxidant (2019).

  There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging several patents; the earliest automatic 30-month stay preventing FDA approval will expire in March 2017. The US compound patent is being challenged in IPR proceedings in the USPTO.

  •
  Myfortic. US: Patent on formulation (2017), PTE (2018); patent on particle size (2024). EU: Patent on formulation (2017), SPC (2017); patent on formulation (2022); patent on particle size (2024). There is generic competition in the US. There is currently no generic competition in the EU. In the EU, Novartis has resolved patent litigation with certain generic manufacturers. The EU formulation patent and particle size patent are being opposed in the EPO.

  •
  Xolair. US: Patent on compound (2018); patent on lyophilized formulation (2016), PTE (2017); patents on syringe formulation (2021, 2024). EU: Patent on compound (2012), SPC (2017); patents on syringe formulation (2021, 2024). Japan: Patent on compound (2012), PTE (2017); patents on syringe formulation (2021, 2024). There is currently no generic competition in the US, EU or Japan. The EU syringe formulation patent (2021) is being opposed in the EPO.

Respiratory

  •
  Xolair. The information set forth in the IP paragraph for Xolair under the "Immunology and Dermatology" heading also applies to Xolair for respiratory indications.

  •
  Ultibro Breezhaler/Utibron Neohaler, Onbrez Breezhaler/Arcapta Neohaler and Seebri Breezhaler/Neohaler.

  Ultibro Breezhaler/Utibron Neohaler. US: Patent on compound (2020), PTE (2025); three patents on methods of use (2021); patent on device (2025); RDP (2018). EU: Patent on compound (2020), SPC (2024); patent on device (2025); patent on method of use (2021), SPC (2026); RDP (2023). Japan: Patent on compound (2020), PTE (2025); patent on device (2025); patent on method of use (2021); RDP (2019). There is currently no generic competition in the US, EU or Japan.

  Onbrez Breezhaler/Arcapta Neohaler. US: Patent on compound (2020), PTE (2025); patent on device (2025). EU: Patent on compound (2020), SPC (2024); patent on device (2025); RDP (2019). Japan: Patent on compound (2020), PTE (2025); patent on device (2025); RDP (2019). There is currently no generic competition in the US, EU or Japan.

  Seebri Breezhaler/Neohaler. US: Patent on device (2025); three patents on uses (2021); RDP (2018). EU: Patent on formulation (2027); patent on device (2025); patent on use (2021), SPC (2026); RDP (2022). Japan: four patents on formulations (2025 (2), 2026 (2)); patent on device (2027); patent on use (2021); RDP (2020). There is currently no generic competition in the US, EU or Japan.

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

  •
  Entresto.  US: Patents on combination (2023); patents on complex (2026, 2027); RDP (2020). EU: Patent on combination (2023), SPC (2028); patent on complex (2026), SPC (2030); patents on formulation (2028 (2)); RDP (2025). Japan: Patent on combination (2023); patent on complex (2026); patent on formulation (2028). There is currently no generic competition in the US, EU or Japan. The EU complex patent and the EU formulation patent are being opposed in the EPO.

Established Medicines

  •
  Diovan and Co-Diovan/Diovan HCT. Diovan: US: Patent on formulation (2017), PE (2017). There is generic competition in the US, EU and Japan. Co-Diovan/Diovan HCT: US: Patent on formulation (2017), PE (2017). Japan: Patent on formulation (2017). There is generic competition in the US, EU and Japan.

  •
  Exforge and Exforge HCT.

  Exforge: US: Patent on Exforge combination (2019). EU: Patent on Exforge combination/Exforge HCT combination (2019), SPC (2021). There is generic competition in the US, EU and Japan. The EU Exforge combination/Exforge HCT combination patent is being challenged in the EPO and in the patent offices of some EU countries. In the EU, Novartis has resolved patent litigation with certain generic manufacturers. We are taking steps to enforce the EU Exforge combination/Exforge HCT combination patent against generic manufacturers.

  Exforge HCT: US: Patent on Exforge HCT combination (2023). EU: patent on Exforge combination/Exforge HCT combination (2019), SPC (2021); RDP (2019). Japan: Patent on Exforge HCT combination (2023). There is generic competition in the US. There is currently no generic competition in the EU. Exforge HCT is not currently marketed in Japan. The EU Exforge combination/Exforge HCT combination patent is being challenged in the EPO and in the patent offices of some EU countries.

  •
  Voltaren/Cataflam. There is no patent protection in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  •
  Exelon and Exelon Patch.

  Exelon: There is no patent protection for Exelon capsules in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  Exelon Patch: US: Patents on formulations (2019). EU: Patent on formulation (2019); patent on transdermal dosage regime (2026). Japan: Patent on formulation (2019); RDP (2019). There is generic competition in the US and in most EU countries. There is currently no generic competition in Japan. We are taking steps in several countries to enforce our EU transdermal dosage regime patent against generic competitors. In the EU, we have resolved patent litigation with certain generic manufacturers. The EU transdermal dosage regime patent is being opposed in the EPO and several national patents are being challenged in national courts. In the US, Novartis has resolved patent litigation with certain generic manufacturers. The US formulation patents are being challenged in an IPR proceeding in the USPTO.

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

Compounds in Development

        We provide the following information for non-marketed compounds in development that have been filed with the FDA and/or the EMA for registration but have not yet been approved by either agency for any indication.

  •
  LEE011. US: Three patents on compound (2028, 2030, 2031); two patents on methods of use (2029); patent on salt (2031). EU: Patent on compound (2029); patent on methods of use (2029). Japan: Two patents on compound (2027, 2029); two patents on methods of use (2027, 2029).

  •
  PKC412. US: Three patents on methods of use (2022, 2024, 2030). EU: Two patents on methods of use (2022, 2024); patent on formulation (2020). Japan: Two patents on methods of use (2022, 2024); patent on formulation (2020).

SANDOZ

        Our Sandoz Division is a global leader in generic pharmaceuticals and biosimilars and sells products in more than 150 countries. In 2016, the Sandoz Division achieved consolidated net sales of $10.1 billion, representing 21% of the Group's total net sales. Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients.

        Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology and ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        Sandoz products reached more than 500 million patients worldwide in 2016 and Sandoz strategy is to further increase patient access by driving sustainable and profitable growth. Sandoz executes on its divisional strategy by focusing on several key priorities, including investing in key markets and therapeutic areas, increasing the performance of its small-molecule Development and Regulatory organization and maximizing opportunities in biosimilars. Sandoz focuses on products that add more value for patients, payors and healthcare professionals than standard generics.

        Examples of marketed products in the Sandoz portfolio include multiple sclerosis treatment Glatopa (glatiramer acetate injection) 20mg/mL, respiratory inhaler therapy AirFluSal Forspiro (fluticasone salmeterol), and pain medication fentanyl, which is delivered using a transdermal patch.

        Sandoz also has a strong and continued strategic focus on biosimilars, which it began developing in 1996 and today sells in more than 60 countries. Sandoz is the market leader in biosimilars and all three of its biosimilars continue to demonstrate strong growth in their respective categories—Omnitrope, a human growth hormone; Binocrit, an erythropoiesis-stimulating agent used to treat anemia; and filgrastim for neutropenia under the brand names Zarzio outside the US and Zarxio in the US.

        The FDA approved biosimilar Erelzi (etanercept-szzs) to treat multiple inflammatory diseases. A confirmatory clinical safety and efficacy study demonstrated that Erelzi is equivalent to reference product Enbrel®. The biosimilar launch is pending litigation with Amgen, the manufacturer of Enbrel®.

        Our biosimilar Binocrit (epoetin alfa) was approved in the EU for a new route of administration, based on data from a study in pre-dialysis and dialysis patients with anemia associated with chronic kidney disease. Filings were accepted in the EU in 2016 for our pegfilgrastim and rituximab biosimilars. We plan to make regulatory filings for adalimumab in the US and EU, rituximab in the US, and infliximab in the EU in 2017. We received a complete response letter for pegfilgrastim from the from FDA in June 2016, and plan to submit additional data for pegfilgrastim to the FDA in 2018.

        According to IMS Health, Sandoz holds the global number one position in sales of biosimilars and of generic anti-infectives, ophthalmics and transplantation medicines. In addition, Sandoz holds leading global positions in key therapeutic areas such as generic injectables, dermatology, respiratory, cardiovascular, metabolism, central nervous system, pain and gastrointestinal.

        In 2016, key product launches in the US included amphetamine salts extended release (Shire's Adderall XR®), linezolid solution for infusion/injection (Pfizer's Zyvox®), mometasone furoate (Merck & Co. Inc.'s Nasonex® nasal spray), and oxiconazole nitrate (Oxistat).

        In 2016, key product launches in various European countries included imatinib mesylate (Glivec), ACC solution for injection, buprenorphine 4 and 7 day transdermal therapeutic system, matrix patch (Mundipharma's BuTrans®, Norspan®), calcipotriol bethametasone ointment (Leo Pharma's Dovobet®), fluticasone salmeterol powder dose inhaler (GSK's Seretide®) and linezolid film coated tablet (Pfizer's Zyvoxid®).

        Following an internal reorganization announced on January 27, 2016, nineteen mature products were transferred from our Innovative Medicines Division (formerly named the Pharmaceuticals Division) to the Retail Generics franchise of Sandoz. In compliance with IFRS, Novartis updated its segment financial information to reflect these transfers, both for the current and prior years, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016, 2015 and 2014 in this Form 20-F reflect this new divisional structure.

        Effective as of April 1, 2016, operational control for the Novartis Malaria Initiative was transferred from our Innovative Medicines Division to Sandoz. In addition, Sandoz has assumed operational responsibility for Novartis Access, launched in September 2015, which comprises an initial portfolio of fifteen medicines to treat chronic diseases in low and middle income countries. The portfolio, the majority of which are Sandoz medicines, addresses cardiovascular diseases, diabetes, respiratory illnesses and breast cancer, and is offered to governments, non-governmental organizations (NGOs) and other public-sector health providers for one US dollar per treatment, per month. The existing Sandoz tuberculosis business, as well as Novartis Social Business, which includes the Arogya Parivar "Healthy Families" initiative, is also operationally managed by the same unit, under the Sandoz Global Commercial Operations function.

New Products

        Sandoz launched a number of important products in various countries in 2016, including:

  •
  ACC solution for injection

  •
  Amphetamine salts extended release (Shire's Adderall XR®)

  •
  Buprenorphine 4 and 7 day transdermal therapeutic system, matrix patch (Mundipharma's BuTrans®, Norspan®)

  •
  Calcipotriol bethametasone ointment (Leo Pharma's Dovobet®)

  •
  Esomeprazole MUT (Astra Zeneca's Nexium®)

  •
  Fluticasone salmeterol powder dose inhaler (GSK's Seretide®)

  •
  Linezolid solution for infusion/injection (Pfizer's Zyvox®)/ Linezolid film coated tablet (Pfizer's Zyvoxid®)

  •
  Mometasone furoate (Merck & Co. Inc.'s Nasonex® nasal spray)

  •
  Oxiconazole nitrate (Oxistat)

Key Marketed Products

        Sandoz markets approximately 1000 molecules in countries around the world. The following are some of the Sandoz key marketed products in each of its franchises (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Amoxicillin/clavulanic acid	Augmentin®	Antibiotic
Zoledronic acid	Aclasta	Osteoporosis treatment
Potassium	Klor-Con®	Hypokalemia treatment
Fentanyl	various	Pain treatment
Cyclophosmamide	Endoxan®	Breast, ovarian and non-small cell cancer treatment
Levothyroxine sodium	Synthroid®; Levoxyl®	Hypothyroidism treatment

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cephalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives

Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Binocrit and Epoetin alfa Hexal	Eprex®/Erypo®	Recombinant protein used for anemia
Omnitrope	Genotropin®	Recombinant human growth hormone
Zarzio, Zarxio and Filgrastim Hexal	Neupogen®	Recombinant protein used in oncology
Glatopa	Copaxone® 20 mg	Multiple sclerosis treatment

Biosimilars in Phase III Development and Registration

        The following table describes Sandoz biosimilar projects that are in Phase III clinical trials (including filing preparation) and registration:

Project/product	Common name	Mechanism of action	Potential indication/ indications	Therapeutic areas	Route of administration	Current phase
GP1111	infliximab	TNF-a inhibitor	Inflammatory bowel disease, rheumatoid arthritis and plaque psoriasis (same as originator)	Immunology	Intravenous	EU: III

GP2013	rituximab	Anti-CD20 antibody	Non-Hodgkin's lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	Oncology and Immunology	Intravenous	EU: Registration US: III

GP2015	etanercept	TNF-a inhibitor	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	Immunology	Subcutaneous	EU: Registration US: Approved

GP2017	adalimumab	TNF-a inhibitor	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	Immunology	Subcutaneous	III

HX575	epoetin alfa	Erythropoiesis-stimulating agent	Anemia in chronic kidney disease, chemotherapy-induced anemia and others (same as originator)	Oncology and Nephrology	Subcutaneous and intravenous	US: III

LA-EP2006	pegfilgrastim	Pegylated granulocyte colony-stimulating factor	Chemotherapy-induced neutropenia and others (same as originator)	Oncology	Subcutaneous	III(1)(2)

(1)
Withdrawal of EU filing in January 2017 with planned re-filing in 2017.

(2)
Resubmission planned for 2018 to address FDA complete response letter.

Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz. The following table sets forth the aggregate 2016 net sales of Sandoz by region:

Sandoz	2016 Net Sales to third parties
	$ millions	%
Europe	4,354	43
United States	3,708	37
Asia, Africa, Australasia	1,418	14
Canada and Latin America	664	6

Total	10,144	100

Of which in Established Markets*	7,580	75
Of which in Emerging Growth Markets*	2,564	25

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

Production

        The primary goal of our manufacturing and supply chain management program is to ensure the uninterrupted, timely and cost-effective supply of products that meet all product specifications and quality standards. The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA and EMA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials.

        We manufacture our products at facilities worldwide. See also "—Item 4.D Property, Plants and Equipment." Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art and cost-competitive processes with quality as a primary goal within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, such as sterile processing. Many biologic medicines are manufactured using recombinant DNA derived technology, by which a gene is introduced into a host cell, which then produces a human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current, and to develop new, manufacturing processes.

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

        Because the manufacture of our products is complex and heavily regulated by governmental health authorities, supply is never guaranteed. If we or our third party suppliers fail to comply with applicable regulations then there could be a product recall or other shutdown or disruption of our production activities. We have experienced supply interruptions for our products in the past, and there can be no assurance that supply will not be interrupted again in the future as a result of unforeseen circumstances. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will always be able to successfully manage such issues when they arise.

        In October 2015, our Sandoz Division received a Warning Letter from the FDA with respect to our Kalwe and Turbhe, India manufacturing sites. The Warning Letter observations follow an FDA inspection at both sites in August 2014 and are related to deficiencies in current good manufacturing practice (cGMP) for finished pharmaceuticals. The Warning Letter did not contain any new issues in addition to the 483 observations issued following the August 2014 inspection. Sandoz plans to continue to collaborate with the FDA to resolve the Warning Letter observations.

        In September 2015, the FDA confirmed that it closed out the May 2013 Warning Letter relating to our Sandoz Division oncology injectables manufacturing facility in Unterach, Austria. That Warning Letter contained two observations which followed an FDA inspection at the site in October 2012, and were related to historical visual inspection practices for products manufactured at the site. A follow up inspection by the FDA in 2014 resulted in no observations.

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

Marketing and Sales

        Sandoz sells a broad portfolio of generic pharmaceutical products, including the products of our Retail Generics franchise and biosimilars, to wholesalers, pharmacies, hospitals and other healthcare outlets. Sandoz adapts its marketing and sales approach to local decision making processes, depending on the structure of the market in each country.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of bioequivalent generic products, such as products sold by our Retail Generics franchise, for patented pharmaceutical products. In the US, statutes have been enacted by virtually all states that permit or require pharmacists to substitute a less expensive generic product for the brand-name version of a drug that has been prescribed to a patient. Generic use is growing in Europe, but penetration rates in many EU countries (as a percentage of volume) remain well below those in the US.

        Legislative or regulatory changes can have a significant impact on our business in a country. In Germany, for example, the generic market has experienced a major transition in recent years and healthcare reforms have increasingly shifted decision making from physicians to insurance funds.

        Our Anti-Infectives franchise supplies active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to the pharmaceutical industry worldwide.

        Our Biopharmaceuticals franchise operates in an emerging business environment, particularly in the US. Regulatory pathways for approving biosimilar products are either relatively new or still in development, and policies have not yet been fully defined or implemented for the automatic substitution and reimbursement of biosimilars in many markets, including the US (see "—Regulation"). As a result, in many of these markets, including the US, our biosimilar products are marketed as branded competitors to the originator products.

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

        In addition, research-based pharmaceutical companies have responded to increased competition from generic products by licensing their patented products to generic companies (so-called "authorized generics"). By doing so, research-based pharmaceutical companies participate directly in the generic conversion process. Consequently, generic companies that were not in a position to compete on a specific product may enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the US Hatch-Waxman Act rules regarding exclusivity (see "—Regulation"). The company that launches an authorized generic typically launches its product at the same time as the generic exclusivity holder. Authorized generics serve as a business opportunity for Sandoz when the product of a research-based pharmaceutical company loses patent protection and Sandoz secures a license from the research-based pharmaceutical company to launch the authorized generic of that product. However, because they are not subject to the Hatch-Waxman Act rules on exclusivity, authorized generics also reduce the value of the exclusivity for the company that invested in creating the first generic medicine to compete with the originator product. Furthermore, certain research-based companies continually seek new ways to protect their products and to decrease the impact of generic competition, thus potentially limiting the profit that the generic companies can earn on the competing generic product.

Development and Registration

        Effective July 1, 2016, development of Sandoz Biopharmaceuticals products is jointly overseen by Sandoz and Novartis Global Drug Development. Development and registration activities for Retail Generics products, and certain registration activities for Biopharmaceuticals products, continue to be overseen directly by Sandoz.

        Before a generic pharmaceutical may be marketed, intensive technical and clinical development work must be performed to demonstrate, in bioavailability studies, the bioequivalence of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals generally are much lower than those of the originator pharmaceuticals, as no pre-clinical studies or clinical trials on dose finding, safety and efficacy must be performed by the generic company. As a result, pharmaceutical products for which the patent and data exclusivity period has expired can be offered for sale at prices often much lower than those of products protected by patents and data exclusivity, which must recoup substantial basic research and development costs through higher prices over the life of the product's patent and data exclusivity period.

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

        Development of a biosimilar product is much more technically challenging than the development of a generic pharmaceutical. Unlike generic pharmaceuticals, development of biosimilars requires clinical studies in patients. Biosimilars are engineered to match the reference product in quality, safety and efficacy. This is achieved by systematically defining the target of the reference product and then comparing the biosimilar to the reference product at various development stages to confirm biosimilarity and to establish that there are no clinically meaningful differences between the proposed biosimilar and the reference biologic. Because the purpose of a biosimilar clinical development program is to confirm biosimilarity and not to establish efficacy and safety de novo, the clinical studies required are less than those required for an originator biologic. Therefore, the cost of development for a biosimilar is usually less than that of an originator biologic.

        The Development and Registration staff employed by affiliates of the Sandoz Division are based worldwide, including facilities in Holzkirchen, Germany; Rudolstadt, Germany; Unterach, Austria; Melville, New York; Hicksville, New York; and Boucherville, Canada. In 2016, Sandoz expensed $0.8 billion (on a core basis $0.8 billion) in product development, which amounted to 8% of the division's net sales. Sandoz expensed $0.8 billion (on a core basis $0.8 billion) and $0.8 billion (on a core basis $0.8 billion) in 2015 and 2014, respectively. Core results includes impairments, amortization and certain exceptional items. For additional information, see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Non-IFRS Measures as Defined by Novartis—Core Results."

Regulation

Generics

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

        In the EU, decisions on the granting of a marketing authorization are made either by the European Commission based on a positive recommendation by the EMA under the Centralized Procedure, or by a single Member State under the national or decentralized procedure. See "—Innovative Medicines—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's data exclusivity period. In such cases, the generic company is able to submit its Abridged Application based on the data submitted by the medicine's innovator, without the need to conduct extensive Phase III clinical trials of its own. For all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator in support of its application for a marketing authorization for the reference product will be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator that show a significant clinical benefit in comparison to the existing therapies.

Biosimilars

        The regulatory pathways for approval of biosimilar products are being developed and established in many countries of the world. A regulatory framework for the approval of biosimilars has been established in the EU, Japan, Canada and US, while the WHO has issued guidance. Sandoz has successfully registered and launched the first biosimilar (or biosimilar type) product in Europe, the US, Canada, Japan, Taiwan, Australia and many countries in Latin America and Asia. Sandoz has three approved biosimilar products in more than 60 countries, and is the first company to secure approval for and launch a biosimilar under the US biosimilar pathway, which was established as part of the Biologics Price Competition and Innovation Act (BPCIA).

        The approval of biosimilars in Europe follows a process similar to that followed for small molecules. However, biosimilars usually have to be approved through the centralized procedure because they are manufactured using recombinant DNA technology. As part of the approval process in the EU, biosimilars have to demonstrate comparability to the originator product in terms of safety, efficacy and quality through an extensive comparability exercise, based on strict guidelines set by the authorities. Regulators will only approve a biosimilar based on data which allows the regulators to conclude that there are no clinically meaningful differences between the reference product and the biosimilar.

        Under the BPCIA, a biosimilar must be highly similar with no clinically meaningful differences compared to the reference product. Approval of a biosimilar in the US requires the submission of a BLA to the FDA, including an assessment of immunogenicity, and pharmacokinetics or pharmacodynamics. The BLA for a biosimilar can be submitted as soon as four years after the initial approval of the reference biologic, but can only be approved 12 years after the initial approval of the reference biologic. This pathway is still relatively new and some aspects remain untried, controversial and subject to ongoing litigation.

Intellectual Property

        We take all reasonable steps to ensure that our products do not infringe valid intellectual property rights held by others. Nevertheless, competing companies commonly assert patent and other intellectual property rights. As a result, we can become involved in significant litigation regarding our products. If we are unsuccessful in defending these suits, we could be subject to injunctions preventing us from selling our products and to potentially substantial damages, which in some instances can be measured in terms of the competing company's profits.

        Wherever possible, our products are protected by our own patents. Among other things, patents may cover the products themselves, including the product's formulation, or the processes for manufacturing a product. However, there can be no assurance that our intellectual property will protect our products or that we will be able to avoid adverse effects from the loss of intellectual property protection in the future.

ALCON

        Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Its products are sold in more than 145 countries. In 2016, the Alcon Division had consolidated net sales of $5.8 billion representing 12% of total Group net sales.

        To meet the needs of patients, ophthalmologists, surgeons, optometrists, opticians and physician specialists, Alcon operates with two global business franchises: Surgical and Vision Care. Each business franchise operates with specialized sales forces and marketing support.

        Following an internal reorganization announced on January 27, 2016, Alcon's Ophthalmic Pharmaceuticals products were transferred to our Innovative Medicines Division. In compliance with IFRS, Novartis updated its segment financial information to reflect these transfers, both for the current and prior years, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016, 2015 and 2014 in this Form 20-F reflect this new divisional structure.

        In January 2017, we announced that we are considering options for the Alcon Division. The review will explore all options, ranging from retaining all or part of the business to separation via a capital markets transaction (e.g. IPO or spin-off), in order to determine how to best maximize value for our shareholders. The review will be conducted during the course of 2017 and in a manner such that Alcon Division associates can fully focus on the unit's return to growth. The ophthalmic pharmaceutical portfolio is now fully integrated into our Innovative Medicines Division and will not be part of the review.

        In April 2016, Alcon entered into a strategic alliance with PowerVision to develop an accommodating IOL that has the potential to change focus via a fluid-driven shape-changing technology.

        In March 2016, Alcon acquired Transcend Medical, the developer of CyPass Micro-Stent, a micro invasive glaucoma surgery (MIGS) device to treat patients with glaucoma. The CyPass Micro-Stent was initially launched in the US in October 2016.

        In February 2016, Alcon entered into an exclusive agreement in the field of ophthalmology with TrueVision to distribute NGENUITY 3D, a 3D visualization system which combines a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses, and an ultra-high definition 4K OLED 3D display to create a platform for Digitally Assisted Vitreoretinal Surgery (DAVS) to help improve visualization of the delicate tissues in the back of the eye.

        In October 2014, Alcon acquired WaveTec Vision. This acquisition provided Alcon with the ORA System, the first commercialized intra-operative guidance system for cataract surgeons implanting IOLs. Alcon has integrated the ORA System into its existing Cataract Refractive Suite by Alcon.

        In July 2014, Alcon entered into an agreement with Verily (formerly Google Life Sciences and Google [x]) to license its "smart lens" technology with the potential to address ocular conditions.

Alcon Division Products

Surgical

        Our Alcon Division's Surgical franchise is the market leader in global ophthalmic surgical product revenues, offering ophthalmic surgical equipment, instruments, disposable products and intraocular lenses for use in surgical procedures to address cataracts, vitreoretinal conditions, glaucoma and refractive errors.

        Alcon's Surgical portfolio includes the Cataract Refractive Suite by Alcon, a suite of equipment to help plan and perform some of the most challenging steps of cataract surgery with automation and precision. It is comprised of the Centurion vision system phacoemulsification technology platform; the LenSx laser, a femtosecond laser for increased precision and reproducibility for the corneal incision, capsulorhexis and lens fragmentation steps of the procedure; the Verion image guided system, an ocular surgical planning, imaging and guidance technology; the ORA System, an intra-operative guidance system for IOL implantation during cataract surgery; and the LuxOR LX3 surgical microscope for greater visualization during surgery. Alcon's Surgical portfolio also includes the Wavelight refractive suite portfolio for LASIK treatments and other refractive procedures, including topography-guided procedures marketed under the Contoura name, the Constellation vision system for retinal operations, and the Infiniti vision system to perform cataract surgeries, which is the phacoemulsification platform introduced prior to the Centurion vision system. Alcon also offers the AcrySof family of intraocular lenses (IOLs) to treat cataracts, including monofocal, toric (astigmatism-correcting), and multifocal (presbyopia-correcting) options. The AcrySof IQ PanOptix presbyopia-correcting IOL is a hydrophobic acrylic trifocal IOL designed to provide exceptional functional vision from near to intermediate, in addition to providing distance vision comparable to that of a monofocal lens. In addition, Alcon provides advanced viscoelastics, surgical solutions, surgical packs and other disposable products for cataract and vitreoretinal surgery.

Vision Care

        Our Alcon Division's Vision Care franchise develops and markets contact lenses and lens care products. Alcon's broad portfolio of silicone hydrogel, daily disposable and color contact lenses includes our Air Optix, Dailies and Freshlook brands. Our Dailies product line includes the Dailies Total1 lens, a first-of-its-kind water gradient contact lens, which is also offered in a multifocal option for patients with presbyopia. Our Air Optix monthly replacement product line features silicone hydrogel contact lenses in monofocal, astigmatism-correcting, and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Our contact lens care solutions business includes the Opti-Free line of multi-purpose disinfecting solutions, as well as the Clear Care and AOSept Plus line of hydrogen peroxide lens care solutions.

New Products

        Alcon received a number of approvals and launched a number of products in 2016, including:

  •
  CyPass Micro-Stent, a micro invasive glaucoma surgery (MIGS) device, was launched in the US to treat patients with mild to moderate primary open-angle glaucoma in conjunction with cataract surgery.

  •
  NGENUITY 3D Visualization System was launched in the US and EU to provide surgeons improved visualization by combining a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses and an ultra-high definition 4K OLED 3D display to create a platform for Digitally Assisted Vitreoretinal Surgery (DAVS).

  •
  AcrySof IQ ReSTOR 3.0D Toric IOL, was approved by the FDA to address presbyopia and preexisting astigmatism at the time of cataract surgery in adult patients who desire improved near, intermediate, and distance vision with an increased potential for spectacle independence.

  •
  Air Optix plus HydraGlyde, an innovation upgrade to silicon hydrogel contact lenses featuring HydraGlyde Moisture Matrix technology for longer lasting lens surface wettability, was launched in the US and EU.

  •
  Dailies Total1 Multifocal contact lenses were launched in the US and EU to provide refractive correction with distance, intermediate and near vision for people with presbyopia.

Key Marketed Products

        The following tables set forth certain key marketed products in our Alcon Division. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country.

Surgical

Cataract	AcrySof family of intraocular lenses includes:
AcrySof IQ Monofocal, AcrySof IQ Toric, AcrySof IQ ReSTOR Multifocal, AcrySof IQ ReSTOR Toric, AcrySof IQ ReSTOR Multifocal Toric, and AcrySof IQ PanOptix Multifocal IOLs
Cataract Refractive Suite by Alcon designed to streamline the cataract surgical procedure through surgical planning and execution
Centurion vision system for phacoemulsification and cataract removal
Infiniti vision system for phacoemulsification and cataract removal
LenSx laser used for specific steps in the cataract surgical procedure
LuxOR microscope used for ophthalmic surgical procedures
ORA System intra-operative guidance system for use with cataract surgery
UltraSert pre-loaded delivery system for intraocular lenses
Verion imaged-guided system for use during cataract surgery
Vitreoretinal	Constellation vision system for vitreoretinal operations
Grieshaber surgical instruments
NGENUITY 3D high-resolution visualization system for vitreoretinal surgery
Purepoint laser system and probes
Ultravit vitrectomy probes

Refractive	WaveLight EX500 excimer laser for LASIK and PRK vision correction
Allegretto Wave Eye-Q excimer laser for LASIK and PRK vision correction
WaveLight FS200 femtosecond laser for refractive surgery
Glaucoma	CyPass Micro-Stent for the treatment of glaucoma during cataract surgery
EX-PRESS glaucoma filtration device

        In addition, Alcon provides advanced viscoelastic, surgical solutions, surgical packs and other disposable products for cataract and vitreoretinal surgery.

Vision Care

Contact Lenses	Air Optix family of silicone hydrogel contact lenses (including Air Optix Colors and Air Optix plus HydraGlyde lenses)
Dailies family of daily disposable contact lenses (including Dailies Total1 lenses)
FreshLook family of color contact lenses
Contact Lens Care	Clear Care family of hydrogen peroxide lens care solution (AOSept Plus outside of North America)
Opti-Free family of multi-purpose disinfecting solution

Selected Development Projects

        The following tables provide an overview of certain key projects currently in development within our Alcon Division for the US and/or the EU. Alcon also has projects in development for markets outside the US and the EU, as well as less significant projects in development for markets throughout the world, including the US and EU.

Surgical

Project/Product	Description	Product Category	Planned Submission	Current Phase
A02238	Mid-tier phacoemulsification device	Cataract Equipment	US 2018 EU 2018	Advanced Advanced
AcrySof IQ PanOptix IOL	Trifocal IOL	Cataract Implant	US 2019	Advanced
AcrySof IQ PanOptix Toric IOL	Trifocal IOL for astigmatism	Cataract Implant	US 2019	Advanced
AcrySof IQ ReSTOR 2.5D Toric IOL	Multifocal IOL for astigmatism	Cataract Implant	US	Submitted
Clareon Monofocal IOL	Next-generation IOL	Cataract Implant	EU 2017	Advanced
			US 2019	Advanced
CyPass Micro-Stent	Micro-invasive glaucoma surgical device for implant during cataract surgery	Glaucoma Implant	EU 2017	Advanced

Vision Care

Project/Product	Description	Product Category	Planned Submission	Current Phase
A00717	Daily disposable line extension	Contact Lens	EU 2018	Advanced
			US 2018	Advanced
A01660	New daily disposable lens	Contact Lens	EU 2018	Advanced
			US 2018	Advanced

Principal Markets

        The principal markets for our Alcon Division include the US, Canada and Latin America, Japan and Europe. The following table sets forth the aggregate 2016 net sales of the Alcon Division by region:

Alcon	2016 Net Sales to third parties
	$ millions	%
Europe	1,508	26
United States	2,512	43
Asia, Africa, Australasia	1,327	23
Canada and Latin America	465	8

Total	5,812	100

Of which in Established Markets*	4,630	80
Of which in Emerging Growth Markets*	1,182	20

*
Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

        Sales of the majority of our Alcon Division products are not subject to material changes in seasonal demand.

Research and Development

        In 2016, our Alcon Division expensed $0.5 billion (on a core basis $0.5 billion) in research and development, which amounted to 9% of the Division's net sales. The Alcon Division expensed $0.5 billion (on a core basis $0.5 billion) and $0.5 billion (on a core basis $0.5 billion) in research and development in 2015 and 2014, respectively. Core results includes impairments, amortization and certain exceptional items. For additional information, see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Non-IFRS Measures as Defined by Novartis—Core Results."

        Research and development activities for Alcon's Surgical franchise are focused on expanding intraocular lens capabilities to further improve surgical and refractive outcomes and on developing equipment and instrumentation for cataract, vitreoretinal, glaucoma and corneal refractive surgeries. The focus for the Vision Care franchise is on the research and development of new contact lens materials, coatings and designs to improve patient comfort, and on lens care solutions that provide the safety, disinfecting and cleaning power needed to help maintain ocular health.

        Alcon continues to seek opportunities to collaborate with third parties on advanced technologies for various ocular medical uses. These include the potential to provide accommodative contact and intraocular lenses for patients living with presbyopia.

Production

        The products of Alcon's Surgical business franchise are manufactured at facilities located in the United States, Belgium, Switzerland, Ireland, Germany and Israel. Alcon's Vision Care business franchise production facilities are located in the US, Germany, Singapore, Malaysia and Indonesia.

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

Marketing and Sales

        Our Alcon Division conducts sales and marketing activities around the world organized under five operating regions (Europe/Middle East/Africa, North America, Latin America/Caribbean, Asia and Russia, and Japan). The Alcon Division's global commercial capability is organized around sales and marketing organizations dedicated to the Surgical and Vision Care franchises.

        Most of our global Alcon marketing efforts are supported by advertising in trade publications and by marketing and sales representatives attending regional and national medical conferences. Marketing efforts are reinforced by targeted and timely promotional materials and direct mail to eye care practitioners in the office, hospital or surgery center setting. Technical service after the sale is provided and an integrated customer relationship management system is in place in many markets. Where applicable, we also rely on direct-to-consumer marketing campaigns to promote selected products or treatment options.

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

Competition

        The eye care industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Our Alcon Division typically competes with different companies across its two franchises—Surgical and Vision Care. Companies within this industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and healthcare providers, breadth and depth of product offering and pricing. The presence of these factors varies across our Alcon Division's product offerings, which provides a broad line of proprietary eye care products. Our principal competitors also sometimes form strategic alliances and enter into co-marketing agreements in an effort to better compete with us.

Regulation

        Most of our Surgical and Vision Care products are regulated as medical devices in the US and the EU. These jurisdictions each have risk-based classification systems that determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) for Class III devices, and a Pre-Market Notification (510(k))

submission for Class II devices. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. Under a Pre-Market Notification (510(k)) submission, the manufacturer notifies the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another Class II product already on the market.

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

Intellectual Property

        We attach great importance to intellectual property including patents, trademarks, copyrights, know-how and research data in order to protect our investment in research and development, manufacturing and marketing. In general, we seek intellectual property protection under applicable laws for significant product developments in major markets. Among other things, patents may cover the products themselves the processes for manufacturing a product, and particular uses of a product.

        The protection offered by such patents extends for varying periods depending on the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent and its scope of coverage. We monitor our competitors and typically challenge infringements of our intellectual property. We also defend challenges through litigation and administrative proceedings to the validity of our intellectual property. However, because the outcomes of intellectual property challenges can be difficult to predict, there can be no assurance that we will be able to successfully protect our intellectual property rights in all cases. If we are unsuccessful in defending such challenges, we may face loss of exclusivity and increased competition in the affected territories. See generally "—Innovative Medicines—Intellectual Property."

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

        Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to our business as a whole. We consider trademark protection to be particularly important in the protection of our investment in the sales and marketing of our Surgical and Vision Care franchises. The scope and duration of trademark protection varies widely throughout the world. In some countries, trademark protection continues only as long as the mark is used. Other countries require registration of trademarks and the payment of registration fees. Trademark registrations are generally for fixed, but renewable, terms.

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

        We generally own our facilities, or have entered into long-term lease arrangements for them. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions.

        Effective July 1, 2016, Novartis Technical Operations was formed to manage the production and supply chains of our Innovative Medicines and Sandoz Division products through a network of warehouse and distribution centers, 67 manufacturing sites, as well as through external suppliers. Our 16 Alcon Surgical and Vision Care manufacturing sites continue to be managed by the Alcon Division.

        The following table sets forth our major headquarters and most significant production, research and development and administrative facilities. See also "—Item 4.B Business Overview—Innovative Medicines—Production," "—Item 4.B Business Overview—Sandoz—Production" and "—Item 4.B Business Overview—Alcon—Production" for a discussion of our manufacturing processes.

Major facilities

Location	Size of Site (in square meters)	Major Activity

Kundl and Schaftenau, Austria	480,000	Production of biotechnological products, anti-infectives, active drug substances, product development

East Hanover, New Jersey	400,000	Innovative Medicines Division US headquarters, research and development

Barleben, Germany	340,000	Production of broad range of finished dosage forms

Basel, Switzerland—St. Johann	274,000	Global Group headquarters, global Innovative Medicines Division headquarters, research and development, production of drug substances and drug intermediates

Fort Worth, Texas	262,000	Alcon Division headquarters, production, research and development for Alcon Vision Care, Surgical franchises

Changshu (Suzhou), China	230,000	Technical research, development and manufacturing of drug substances and drug intermediates

Cambridge, Massachusetts	180,000	Research and development

Shanghai, China	106,500	Research and development

Ringaskiddy, Ireland	85,000	Production of drug substances and drug intermediates

Johns Creek, Georgia	83,200	Production, research and development for Alcon Vision Care franchise

Ljubljana, Slovenia	83,000	Production of broad range of finished solid and sterile dosage forms

Grosswallstadt, Germany	82,400	Production, research and development for Alcon Vision Care franchise

Hyderabad, India	80,500	Administrative offices for Innovative Medicines, Sandoz and Alcon

Location	Size of Site (in square meters)	Major Activity

Holzkirchen, Germany	72,300	Sandoz Division headquarters, production of oral films, transdermal delivery systems, matrix patches, product development

Stein, Switzerland	64,700	Production of sterile vials, pre-filled syringes and ampoules, and of inhalation capsules, tablets and transdermals, and of active pharmaceutical ingredients

Grimsby, UK	64,000	Production of drug substances and drug intermediates

Puurs, Belgium	55,000	Production for ophthalmic medicines and Alcon Surgical franchise

Rueil-Malmaison, France	48,200	Administrative offices for Innovative Medicines and Alcon

Stryków, Poland	45,000	Production of broad range of bulk oral solid forms

Rudolfstadt, Germany	44,000	Development and production of respiratory technologies and ophthalmics

Johor, Malaysia	43,300	Production for Alcon Vision Care franchise

Irvine, California	39,700	Production, research and development for Alcon Surgical franchise

Houston, Texas	37,400	Production for Alcon Surgical franchise

Huningue, France	35,000	Production of drug substances for clinical and commercial supply

Singapore	35,000	Production for Alcon Vision Care franchise

Barbera, Spain	33,000	Production of tablets, capsules and inhalation products

Basel, Switzerland—Schweizerhalle	31,700	Production of drug substances and drug intermediates

Wehr, Germany	31,700	Production of tablets, creams and ointments

Huntington, West Virginia	27,498	Production for Alcon Surgical franchise

Tokyo, Japan	26,000	Administrative offices for Innovative Medicines, Sandoz and Alcon

Sinking Spring, Pennsylvania	21,800	Production for Alcon Surgical franchise

Batam, Indonesia	21,500	Production for Alcon Vision Care franchise

Princeton, New Jersey	14,300	Sandoz Division US headquarters

        To support the objectives of Novartis Technical Operations, we have initiated the network transformation project, under which we are reviewing our Innovative Medicines and Sandoz drug manufacturing network to ensure it can appropriately meet the future needs of the Group. The network transformation project replaces and complements the previously announced review of our manufacturing footprint. Among other things, as part of this initiative we plan to exit our Sandoz Division plant in Hicksville, New York by 2019. We expect the previously announced exit of our Sandoz Division site in Turbhe, India to be completed in 2017.

        Our St. Johann site in Basel, Switzerland, is our largest research and development site as well as the headquarters for the Group and for the Innovative Medicines Division. A project was started in 2001, known as "Campus," with the aim of transforming the site into a center of knowledge, innovation and encounter with a primary emphasis on international corporate functions and research activities. At that time, changes needed to be made to the site, since it had originally been designed primarily for pharmaceuticals production, but research and development had come to account for a greater proportion of our activities there. By the end of 2016, 17 new buildings had begun operations, eight of them laboratory buildings. The current phase of the long term redevelopment of our St. Johann site is largely complete. In addition, the Novartis Board of Directors approved planning for the next phase of the campus extension in line with the overall plan for the site. A large laboratory building has been planned for the northern end of the site, but construction is currently on hold. Through December 31, 2016, the total amount paid and committed to be paid on the Campus project is equivalent to $2.1 billion. Novartis expects to have spent more than the equivalent of $2.8 billion on the Campus project through the end of 2017. We intend to fund these expenditures from internally generated resources.

        In 2007, NIBR opened a start-up facility for our new R&D center in Shanghai, China (CNIBR). In 2008, we broke ground on Phase 1 of a new facility that was originally to be home to approximately 400 R&D scientists and approximately 400 other Innovative Medicines Division personnel. In 2009, we announced that we would expand the scope of the site and invest $1 billion over the next five years to increase the size of our operations in Shanghai. Based on a re-evaluation of the site conducted in 2010, Phase one was extended by two buildings to fulfill the requirements for the cross-divisional Shanghai campus to house 800 offices and 400 laboratory work places. As of December 31, 2016, two laboratory buildings, four office buildings and one restaurant building were completed. Through December 31, 2016, the total amount paid on the CNIBR Project is equivalent to $800 million.

        In 2010, we announced that we would build new laboratory and office space for NIBR in Cambridge, Massachusetts on an area of land close to the existing NIBR research facilities on Massachusetts Avenue. In 2011 we finalized design plans for the new buildings, received necessary zoning changes from the City of Cambridge and began preparing the site for construction. Construction began on the site in April 2012, and as of the end of 2016, these facilities were fully operational and all associates had moved into the new buildings. Through December 31, 2016, the total amount paid on the NIBR Project is $802 million.

        In 2012, Novartis announced the construction of a new state-of-the-art production facility to produce solid dosage form medicines for the Innovative Medicines Division in Stein, Switzerland. We expect our investment in this facility to exceed $600 million. The new facility is planned to replace an older facility. In addition, Novartis plans to invest in new technologies and packaging facilities for pharmaceuticals at Stein. Stein is planned to be a technological competence center for both sterile and solid dosage form drugs. Through December 31, 2016, the total amount paid and committed to be paid on this project is equivalent to $559 million.

        In 2012, we announced the planned construction of a new state-of-the-art biotechnology production site in Singapore with a planned investment of over $700 million. The new facility will focus on drug substance manufacturing based on cell culture technology. Ground was broken in February 2013 and construction was completed in the third quarter of 2015 for phase one of the project. We expect phase one of this project to be operational in 2017 and phase two in 2019. It will be co-located with the pharmaceutical production site based in Tuas, Singapore. In the future, Singapore is expected to be a technological competence center for both biotechnology and pharmaceutical manufacturing at Novartis. Through December 31, 2016, the total amount paid and committed to be paid on this project is equivalent to $546 million.

        A second expansion of the Johns Creek, Georgia facility was approved in the third quarter of 2014 to add nine production lines for Dailies and Dailies Total1 contact lenses. The construction and equipment installation is now complete and equipment is currently undergoing validation. This project is expected to be completed in the second quarter of 2017. Through December 31, 2016, the total amount paid and committed to be paid on this project is $241 million.

        The Alcon Division began an expansion of its Singapore facility in 2014 for contact lens manufacturing. The expansion is expected to add 16,000 square meters to the existing production lines. Through December 31, 2016, the total amount paid and committed to be paid on this project is equivalent to $95 million.

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

        See "Item 3. Key Information—Item 3.D Risk Factors—Environmental liabilities may adversely impact our results of operations." See also "Note 20. Provisions and other non-current liabilities" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

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

OVERVIEW

        Novartis provides healthcare solutions that address the evolving needs of patients and societies worldwide. Our broad portfolio includes innovative pharmaceuticals and oncology medicines, generic and biosimilar medicines and eye care devices. Our mission is to discover new ways to improve and extend people's lives. Our vision is to be a trusted leader in changing the practice of medicine. Our strategy is to use science-based innovation to deliver better patient outcomes in growing areas of healthcare.

        Following the completion of a series of transactions in 2014 and 2015, the Group's continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. We also separately report the results of Corporate activities. The disclosure in this Form 20-F focuses on these continuing operations unless otherwise specified. From March 2, 2015, the date of the completion of a series of transactions with GSK, continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015 (the latter reported as an investment in associated companies). We sold on March 2, 2015, our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2105 to CSL and our Animal Health Division was sold on January 1, 2015 to Lilly. For more detail on certain of these transactions see, "Item 10.C Material Contracts."

Continuing Operations:

  •
  Innovative Medicines (formerly named Pharmaceuticals): Innovative patent-protected prescription medicines

  •
  Sandoz: Generic pharmaceuticals and biosimilars

  •
  Alcon: Surgical and vision care products

  •
  Corporate activities

Discontinued Operations:

  •
  Vaccines and Diagnostics: Preventive human vaccines and blood-testing diagnostics

  •
  Consumer Health: OTC (over-the-counter medicines) and Animal Health

  •
  Corporate: certain transactional and other expenses related to the portfolio transformation

        Novartis has leading positions globally in the areas of each of our three divisions. To maintain our competitive positioning across these segments of the healthcare industry, we place a strong focus on innovating to meet the evolving needs of patients around the world, working to grow our presence in new and emerging markets, and to enhance our productivity to invest for the future and increase returns to shareholders. The financial results of our continuing Corporate activities include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments such as certain revenues from intellectual property rights and certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships.

        The Group is organized into three divisions, Innovative Medicines, Sandoz and Alcon, as well as Corporate activities. Our divisions are supported by the following cross-divisional organizational units: Novartis Institutes for BioMedical Research, Global Drug Development and Novartis Operations, which includes Novartis Technical Operations and Novartis Business Services.

        The Novartis Institutes for BioMedical Research (NIBR) is the innovation engine of Novartis, which supports our Innovative Medicines Division and also collaborates with our Sandoz Division. More than 6,000 scientists and associates at NIBR conduct research into various disease areas at sites located in the US, Switzerland, Singapore and China. For more information about NIBR, see "—Innovative Medicines—Research and Development—Research program," below.

        Effective February 1, 2016, Mike Ball was appointed Division Head and CEO Alcon, and as a member of the Executive Committee of Novartis (ECN). Mike Ball succeeded Jeff George, who decided to leave Novartis.

        Effective April 1, 2016, Alcon's Ophthalmic Pharmaceuticals products were transferred to our Innovative Medicines Division. At the same time, selected mature, non-promoted pharmaceutical products were shifted from our Innovative Medicines Division to Sandoz, which has proven experience in managing mature products successfully. Following these changes our Alcon Division is now focused on its Surgical and Vision Care franchises.

        In May 2016, Novartis announced changes to focus its former Pharmaceuticals Division by creating two business units, Novartis Pharmaceuticals and Novartis Oncology, to form the Innovative Medicines Division. Effective July 1, 2016, Paul Hudson was appointed CEO, Novartis Pharmaceuticals and Bruno Strigini was appointed CEO, Novartis Oncology, both as members of the Executive Committee of Novartis. Mr. Hudson and Mr. Strigini report to Joseph Jimenez, CEO of Novartis.

        In July 2016, we established the Global Drug Development (GDD) organization to oversee all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz Division. Development of products for the Surgical and Vision Care franchises within our Alcon Division and of small molecule generics for our Sandoz Division are not included in GDD. GDD works collaboratively with NIBR, Innovative Medicines and Sandoz to execute our overall pipeline strategy and takes an enterprise approach to pipeline portfolio management. GDD incorporates centralized global functions such as Regulatory Affairs and Global Development Operations, as well as Global Development units aligned with our business franchises. GDD was created to increase Group-wide coordination of drug development and to improve resource allocation, technology implementation and process standardization with a goal of further increasing innovation. Dr. Vas Narasimhan was appointed Global Head Drug Development and Chief Medical Officer, a newly created position in the ECN and reports to the CEO of Novartis. GDD includes approximately 10,000 associates worldwide.

        In 2016, André Wyss, already a member of the ECN, Head Novartis Business Services (NBS) and Country President for Switzerland, was appointed President, Novartis Operations. In his new role, he assumed responsibility for the integrated Novartis Technical Operations (NTO) organization as well as for Global Public & Government Affairs, in addition to his previous responsibilities, and he continues to report to the CEO Novartis. NTO was established effective July 1, 2016, in order to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz Divisions, with a goal of further improving efficiency. Manufacturing for Alcon's Surgical and Vision Care franchises continues to be managed by our Alcon Division. NTO is expected to optimize capacity planning and adherence to quality standards, and to lower costs through simplification, standardization and external spend optimization. Centralization is also expected to improve our ability to develop next generation technologies, implement continuous manufacturing and share best practices across divisions. NTO includes approximately 28,000 associates and 67 manufacturing sites across our Innovative Medicines and Sandoz Divisions.

        NBS, our shared service organization, was also made a part of Novartis Operations in 2016. NBS delivers integrated solutions to all Novartis divisions and units worldwide. NBS seeks to drive efficiency and effectiveness across Novartis by simplifying and standardizing services across six service domains: human resources, real estate and facility services, procurement, information technology, commercial and medical support activities, and financial reporting and accounting operations. NBS has approximately 10,000 associates in more than 50 countries. NBS works to leverage the full scale of Novartis to create value across the company and to free up resources to invest in innovation and our product pipeline. NBS continues to transfer the delivery of selected services to its five Global Service Centers in Dublin, Ireland; Hyderabad, India; Kuala Lumpur, Malaysia; Mexico City, Mexico; and Prague, Czech Republic.

        In 2016, Novartis continuing operations achieved net sales of $48.5 billion, while net income from continuing operations amounted to $6.7 billion. Of total net sales from continuing operations, $11.9 billion, or 25%, came from Emerging Growth Markets, and $36.6 billion, or 75%, came from Established Markets. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Research & Development expenditure in 2016 amounted to $9.0 billion ($8.5 billion excluding impairment and amortization charges).

        Headquartered in Basel, Switzerland, our Group companies employed 118,393 full-time equivalent associates as of December 31, 2016. Our products are sold in approximately 155 countries around the world.

Innovative Medicines Division

        Innovative Medicines (formerly named the Pharmaceuticals Division) researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Neuroscience, Immunology and Dermatology, Respiratory, Cardio-Metabolic and Established Medicines.

        In 2016, the Innovative Medicines Division accounted for $32.6 billion, or 67%, of Group net sales, and for $7.4 billion, or 85%, of Group operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of dermatology, respiratory, oncology, ophthalmics, cardiovascular, metabolism, central nervous system, pain, gastrointestinal, and hormonal therapies, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein or other biotechnology based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        In 2016, Sandoz accounted for $10.1 billion, or 21%, of Group net sales, and for $1.4 billion, or 17%, of Group operating income (excluding Corporate income and expense, net).

Alcon Division

        Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Alcon is organized into two global business franchises: Surgical and Vision Care. The Surgical franchise includes technologies and devices for cataract, retinal, glaucoma and refractive surgery, as well as intraocular lenses to treat cataracts and refractive errors, like presbyopia and astigmatism. Alcon also provides viscoelastics, surgical solutions, surgical packs, and other disposable products for cataract and vitreoretinal surgery. The Vision Care franchise comprises daily disposable, monthly replacement, and color-enhancing contact lenses, as well as a complete line of contact lens care products including multi-purpose and hydrogen-peroxide based solutions, rewetting drops and daily protein removers.

        In 2016, Alcon accounted for $5.8 billion, or 12%, of Group net sales, and for $–0.1 billion, or –2%, of Group operating income (excluding Corporate income and expense, net).

OPPORTUNITY AND RISK SUMMARY

        We believe that our strategy, which is anchored in our company's tradition of leadership in innovation, positions us well to take advantage of trends shaping the future of the industry. These trends range from advances in science and technology that are opening new frontiers for research and development (R&D), to the growing and graying of populations that are boosting demand for chronic disease treatments.

        At the same time, these trends contribute to certain risks and uncertainties in our operations. Some of them are inherent to the industry, and others are specific to Novartis. Anticipating and managing these risks can influence our ability to deliver strong financial performance and meet the needs of patients, healthcare providers, payors, regulators and shareholders.

        For more detail on these trends and how they impact our results, see "—Factors Affecting Results of Operations" below.

RESULTS OF OPERATIONS

        In evaluating the Group's performance, we consider not only the IFRS results, but also certain non-IFRS measures, including core results and constant currency results. These measures assist us in evaluating our ongoing performance from year to year and we believe this additional information is useful to investors in understanding the performance of our business.

        The Group's core results—including core operating income, core net income and core earnings per share—exclude fully the amortization and impairment charges of intangible assets, excluding software, and certain acquisition related items. The following items that exceed a threshold of $25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $25 million threshold. For a reconciliation between IFRS results and core results see "Non-IFRS Measures as Defined by Novartis—core results," below.

        We present information about our net sales and other key figures relating to operating and net income in constant currencies (cc). We calculate constant currency net sales and operating income by applying the prior-year average exchange rates to current financial data expressed in local currencies in order to estimate an elimination of the impact of foreign exchange rate movements.

        The core results, constant currencies and other non-IFRS measures are explained in more detail see "Non-IFRS Measures as Defined by Novartis", and are not intended to be substitutes for the equivalent measures of financial performance prepared in accordance with IFRS. These measures may differ from similarly titled non-IFRS measures of other companies.

2016 Compared to 2015

Key figures

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Net sales to third parties from continuing operations	48,518	49,414	(2)	0
Sales to discontinued operations		26	nm	nm

Net sales from continuing operations	48,518	49,440	(2)	0
Other revenues	918	947	(3)	(3)
Cost of goods sold	(17,520)	(17,404)	(1)	(2)

Gross profit from continuing operations	31,916	32,983	(3)	(1)
Marketing & Sales	(11,998)	(11,772)	(2)	(4)
Research & Development	(9,039)	(8,935)	(1)	(2)
General & Administration	(2,194)	(2,475)	11	8
Other income	1,927	2,049	(6)	(5)
Other expense	(2,344)	(2,873)	18	17

Operating income from continuing operations	8,268	8,977	(8)	(3)
Return on net sales (%)	17.0	18.2
Income from associated companies	703	266	164	164
Interest expense	(707)	(655)	(8)	(10)
Other financial income and expense	(447)	(454)	2	58

Income before taxes from continuing operations	7,817	8,134	(4)	2
Taxes	(1,119)	(1,106)	(1)	(13)

Net income from continuing operations	6,698	7,028	(5)	1
Net income from discontinued operations		10,766	nm	nm

Net income	6,698	17,794	(62)	(59)

Attributable to:
Shareholders of Novartis AG	6,712	17,783	(62)	(59)
Non-controlling interests	(14)	11	nm	nm
Basic earnings per share ($) from continuing operations	2.82	2.92	(3)	2
Basic earnings per share ($) from discontinued operations		4.48	nm	nm

Total basic earnings per share ($)	2.82	7.40	(62)	(59)

Free cash flow from continuing operations	9,455	9,259	2
Free cash flow	9,455	9,029	5

nm = not meaningful

Group overview

        Novartis delivered solid results in 2016, countering much of the effects of the loss of US patent protection during the year for our pioneering leukemia drug, Gleevec. This underscores the strength of our pipeline and our ability in recent years to renew our product portfolio and control costs to manage through important patent expirations. Gleevec follows Diovan, which lost exclusivity in 2011 in the EU and in 2012 in the US.

        Our Innovative Medicines and Sandoz Divisions performed well under challenging circumstances. We were not successful in returning Alcon to growth in 2016, although we have begun to see the first results from the growth plan implemented during the year.

        Net sales for Novartis in 2016 were $48.5 billion, down 2% in reported terms, but flat measured in constant currencies (cc) to remove the impact of fluctuations in exchange rates. While volumes grew 6 percentage points, that was offset by the negative impacts of 4 percentage points due to generic competition and 2 percentage points from lower prices.

        We continued to face headwinds in 2016 from currency fluctuations, with the rising value of the dollar adversely affecting our reported sales and income. This continues a trend we have seen for several years, particularly in 2015 when currency fluctuations had a negative 10% impact on sales. To help investors assess the impact of exchange rates on our performance, we also indicate growth rates in constant currencies.

        In 2016, our growth products1 contributed $17.1 billion, or 35% of net sales. These include Gilenya for multiple sclerosis, up 14% (cc) to $3.1 billion; Cosentyx for psoriasis and two other immune-related illnesses, which reached blockbuster status with sales of $1.1 billion; Jakavi for blood cancer, up 45% to $581 million; and the combination cancer therapy Tafinlar + Mekinist, acquired from GSK during 2015 ($672 million).

        Biopharmaceutical products from Sandoz also continued to be a bright spot, rising 31% (cc) to $1.0 billion.

        Sales of heart failure drug Entresto grew steadily during the year and totaled $170 million. We continued to increase our investment in its launch, devoting additional resources during the year to educating doctors and patients about its benefits.

        Operating income in 2016 was $8.3 billion (–8%, –3% cc), down mainly due to the effects of patent expirations and increased investments related to new product launches, including Entresto and Cosentyx, and the Alcon growth plan.

        Net income from continuing operations was $6.7 billion, down 5% in reported terms, but up 1% in constant currencies, due to higher income from associated companies.

        Basic earnings per share from continuing operations were $2.82 (–3%, +2% cc), up more than net income due to a reduction in the average number of shares outstanding.

        Free cash flow from continuing operations was $9.5 billion, up 2%, reflecting lower net investment in property, plant and equipment.

        For the total Group, net income amounted to $6.7 billion in 2016 compared to $17.8 billion in 2015. The prior year benefitted from the $10.8 billion net income from discontinued operations, which included $12.7 billion of exceptional pre-tax divestment gains and the operational results of the divested businesses until the respective dates of completion of the transactions. For more information on discontinued operations, see "—Factors Affecting Comparability of Year-on Year Results of Operations" below and "Note 30. Discontinued Operations" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        Basic earnings per share decreased to $2.82 from $7.40 in the prior year.

        Free cash flow for the total Group amounted to $9.5 billion in 2016 compared to $9.0 billion in 2015. The prior year included a negative free cash flow of approximately $0.3 billion from discontinued operations.

Productivity

        Efforts to improve productivity are delivering results. Novartis Business Services (NBS), our shared services organization, continued to leverage the global scale of Novartis to streamline and consolidate our operations. For example, we reduced the number of information technology applications we use, consolidated facilities services from more than 100 suppliers to just three, and initiated the standardization of infrastructure services at selected manufacturing sites, among other steps. In addition, NBS continued to optimize its footprint through selective offshoring to five global service centers.

        NBS, as well as our newly created Global Drug Development (GDD) organization and global Novartis Technical Operations (NTO) group, will continue to drive the pursuit of greater efficiency and effectiveness. We anticipate that the benefits of the new GDD and NTO organizations will yield more than $1 billion in annual cost savings by 2020.

1
"Growth products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Net Sales by Segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Innovative Medicines(1),(2)	32,562	33,345	(2)	0
Sandoz(2)	10,144	10,070	1	2
Alcon(2)	5,812	5,999	(3)	(2)

Net sales to third parties from continuing operations	48,518	49,414	(2)	0

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Innovative Medicines

        Innovative Medicines Division sales were $32.6 billion, down 2% in reported terms, but in line with the prior year in constant currencies (cc). A 7% increase in volume was offset by the impact of generic competition (–6 percentage points) and price declines (–1 percentage point).

        Sales performance varied by geography. Sales in Europe were $11.2 billion, up 7% in constant currencies, and reached $8.1 billion in emerging growth markets, up 6% (cc). In the US, sales declined 8% (cc) to $10.9 billion, mainly due to generic competition for Gleevec following loss of patent protection there in February. And in Japan, sales declined 10% (cc), due to generic competition and divestments.

        Growth products contributed $14.8 billion, up 24% in constant currencies. These products—which include Gilenya, Cosentyx, Entresto, Tasigna, Jakavi, and the combination of Tafinlar + Mekinist—represented 45% of net sales, compared to 37% in 2015.

Novartis Pharmaceuticals Business Unit

Ophthalmology

        Sales in Ophthalmology were $5.5 billion (–8%, –6% cc), primarily reflecting declines in Lucentis (–11%, –8% cc), which continues to see increasing competitive pressure in Japan and some European countries.

Neuroscience

        Neuroscience sales were $3.7 billion (+1%, +2% cc), with increases for Gilenya (+12%, +14% cc) being offset by lower sales of Exelon and Exelon Patch (–39%, –39% cc), due to generic competition for Exelon Patch in the US and EU.

Immunology and Dermatology

        Sales in Immunology and Dermatology reached $3.0 billion (+41%, +44% cc). Sales of Cosentyx continued to accelerate, reaching $1.1 billion, versus $261 million in 2015. Gains for Ilaris (+20%, +22% cc) also helped offset declines in other products due to generic competition.

Respiratory

        Respiratory sales were $1.5 billion (+11%, +15% cc). Our portfolio of drugs for chronic obstructive pulmonary disease (COPD)—including Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler—achieved sales of $655 million (+14%, +16% cc). Sales of Xolair, the first biologic drug approved for moderate-to-severe allergic asthma, reached $835 million (+11%, +15% cc), including as a treatment for chronic hives.

Cardio-Metabolic

        Sales for the franchise were $1.4 billion (+19%, +20% cc). Entresto—which has been launched in more than 30 countries and benefited from a strong endorsement in updated clinical practice guidelines in the US and EU—continued to grow steadily and sales reached $170 million, up from $21 million in 2015. Galvus sales were $1.2 billion (+5%, +6% cc).

Established Medicines

        Established medicines such as Diovan ($1.1 billion, –13% cc) and Exforge ($926 million, –8% cc) continued to see declines due to generic competition.

Novartis Oncology business unit

        Oncology sales were $12.8 billion (–4%, –2% cc), nearly even with the prior year, despite declining sales of Gleevec/Glivec (–29%, –28% cc) due to generic competition in the US. That decline was largely offset by growth in other products. Products showing growth included the combination therapy Tafinlar + Mekinist ($672 million); Votrient ($729 million); Promacta/Revolade ($635 million); and Jakavi, up 45% (cc) to $581 million.

TOP 20 INNOVATIVE MEDICINES DIVISION(1) PRODUCT NET SALES—2016

			US		Rest of world		Total
Brands	Business Franchise	Indication	$ m	% change in constant currencies	$ m	% change in constant currencies	$ m	% change in $	% change in constant currencies
Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	1,214	(52)	2,109	1	3,323	(29)	(28)
Gilenya	Neuroscience	Relapsing multiple sclerosis	1,683	12	1,426	15	3,109	12	14
Lucentis	Ophthalmology	Age-related macular degeneration			1,835	(8)	1,835	(11)	(8)
Tasigna	Oncology	Chronic myeloid leukemia	722	9	1,017	10	1,739	7	10
Sandostatin	Oncology	Carcinoid tumors and Acromegaly	853	4	793	3	1,646	1	3
Afinitor/Votubia	Oncology	Breast cancer / TSC	775	(13)	741	6	1,516	(6)	(5)
Galvus	Cardio-Metabolic	Diabetes			1,193	6	1,193	5	6
Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	765	nm	363	nm	1,128	nm	nm
Diovan/Co-Diovan	Established Medicines	Hypertension	147	(42)	926	(6)	1,073	(16)	(13)
Exjade/Jadenu	Oncology	Chronic iron overload	447	22	509	(6)	956	4	6
Exforge	Established Medicines	Hypertension	10	(85)	916	(3)	926	(12)	(8)
Xolair(2)	Respiratory	Asthma			835	15	835	11	15
Votrient	Oncology	Renal cell carcinoma	357	nm	372	nm	729	nm	nm
Tafinlar/Mekinist	Oncology	Melanoma	298	nm	374	nm	672	nm	nm
Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	310	nm	325	nm	635	nm	nm
Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	211	6	408	(5)	619	(2)	(1)
Jakavi	Oncology	Myelofibrosis			581	45	581	42	45
Voltaren/Cataflam	Established Medicines	Inflammation/pain			525	1	525	(6)	1
Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	41	(13)	474	(9)	515	(10)	(9)
Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	90	(74)	354	(8)	444	(39)	(39)

Top 20 products total			7,923	(8)	16,076	7	23,999	0	2
Rest of portfolio			2,974	(7)	5,589	(4)	8,563	(8)	(5)

Total Division sales			10,897	(8)	21,665	4	32,562	(2)	0

(1)
Formerly named the Pharmaceuticals Division.

(2)
Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology).

nm = not meaningful

        Gleevec/Glivec ($3.3 billion, –28% cc) is a kinase inhibitor approved as a targeted therapy for Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) and to treat patients with metastatic and/or unresectable KIT (CD117) positive (KIT+) gastrointestinal stromal tumors (GIST), as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. First launched in 2001, Gleevec/Glivec is approved in more than 110 countries. Gleevec/Glivec is also approved in the US, EU and Japan to treat Ph+ acute lymphoblastic leukemia, a rapidly progressive form of leukemia. In addition, Gleevec/Glivec is approved in the US and EU to treat dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome; myelodysplastic/myeloproliferative diseases and other rare blood disorders. In the US, Gleevec is also approved for aggressive systemic mastocytosis. Gleevec/Glivec has received approvals in more than 80 countries as a post-surgery (adjuvant setting) therapy for certain adult patients with KIT+ GIST. Following approval by the

FDA in 2013, the EMA approved Gleevec/Glivec in July 2013 for pediatric patients with newly diagnosed Ph+ acute lymphoblastic leukemia in combination with chemotherapy.

        Gilenya ($3.1 billion, +14% cc) is the first oral therapy approved to treat relapsing forms of multiple sclerosis (RMS) and the first in a new class of compounds called sphingosine 1-phosphate receptor modulators. In the US, Gilenya is indicated for relapsing forms of MS. In the EU, Gilenya is indicated for adult patients with high disease activity despite treatment with at least one disease modifying agent, or rapidly evolving severe relapsing-remitting MS. Gilenya impacts four key measures of disease activity: relapses, MRI lesions, brain shrinkage (brain volume loss) and disability progression. Its effectiveness on all of these measures has been consistently shown in multiple controlled clinical studies and in the real-world setting. As of November 2016, more than 180,000 patients have been treated in clinical trials and in a post-marketing setting, with more than 395,000 total patient-years of exposure. Gilenya is currently approved in more than 80 countries around the world. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

        Lucentis ($1.8 billion, –8% cc) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF-A), a key mediator of intraocular neovascularization. Approved in 2006 as the first anti-VEGF for ocular use Lucentis revolutionized the therapy for patients with neovascular age related macular degeneration (nAMD). Today Lucentis is licensed for six ocular indications: nAMD, visual impairment due to diabetic macular edema (DME), visual impairment due to macular edema secondary to branch retinal vein occlusion (BRVO), visual impairment due to macular edema secondary to central retinal vein occlusion (CRVO), visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV) and visual impairment due to choroidal neovascularization secondary to other pathologies. Approval of the sixth indication was received in Europe in November 2016, and submissions have been filed in 22 other countries, including Switzerland, Australia, Indonesia and Brazil. Lucentis is the only treatment available for a wide range of CNV conditions confirming it in diseases of the retina. The label of Lucentis was updated in September 2014 allowing flexible treatment (including a treat and extent regimen) already in the first year of therapy. In April 2016 the label of Lucentis was further updated to include the treatment of RVO patients with retinal ischemia. In November 2016, the EMA approved Lucentis to treat patients with visual impairment due to choroidal neovascularization (CNV) associated with causes other than neovascular age-related macular degeneration or myopic CNV. Lucentis is the only anti-VEGF treatment available in a pre-filled syringe and approved for a treat and extend regimen in the first year of therapy. Since its launch in 2007, there have been more than 4.3 million patient-treatment years of exposure for Lucentis and more than 26.8 million injections. Novartis licensed Lucentis from Genentech for development and commercialization outside of the US.

        Tasigna ($1.7 billion, +10% cc) is a signal transduction inhibitor of the BCR-ABL tyrosine kinase. Since its launch in 2007, Tasigna has been approved in more than 125 countries to treat patients with Ph+ CML in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment, including Gleevec/Glivec. It is also approved in more than 120 markets, including the US, EU member states, Switzerland and Japan, to treat newly diagnosed patients in the chronic phase.

        Sandostatin ($1.6 billion, +3% cc) is a somatostatin analogue indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of pituitary growth hormone in adults. Sandostatin is also indicated for the treatment of patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors. Additionally, Sandostatin LAR is approved in more than 60 countries for treatment of patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location. Sandostatin was first launched in 1988 and is approved in more than 100 countries.

        Afinitor/Votubia ($1.5 billion, –5% cc) is an oral inhibitor of the mTOR pathway. Afinitor is approved in more than 120 countries including the US, EU member states and Japan for patients with advanced renal cell carcinoma following vascular endothelial growth factor-targeted therapy (in the US, after failure of sunitinib or sorafenib). Afinitor is also approved in more than 110 countries, including the US, EU member states and Japan for the treatment of locally advanced, metastatic or unresectable progressive neuroendocrine tumors (NET) of pancreatic origin. Afinitor was approved in the US in February and the EU in June for the treatment of patients with progressive, well-differentiated, nonfunctional NET of gastrointestinal or lung origin that are unresectable, locally advanced or metastatic, and is approved for this indication in more than 40 countries worldwide. In addition, Afinitor is approved in more than 110 countries for hormone receptor-positive advanced breast cancer in combination with an aromatase inhibitor, after prior endocrine therapy. Everolimus, under the trade name Afinitor in the US and Votubia in the EU, is also approved in more than 95 countries to treat patients with tuberous sclerosis complex (TSC) who have subependymal giant cell astrocytoma not requiring immediate surgery, and in more than 90 countries to treat patients with TSC who have renal angiomyolipoma not requiring immediate surgery. A dispersible tablet for oral suspension formulation is approved for patients with TSC who have SEGA in more than 40 countries including the US (under the trade name Afinitor Disperz), EU member states (under the trade name Votubia) and Japan (under the trade name Afinitor). Everolimus, the active ingredient in Afinitor, is also available under the trade names Zortress/Certican for use in transplantation in the US and EU, respectively, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

        Galvus Group ($1.2 billion, +6% cc), includes Galvus, an oral treatment for type 2 diabetes, and Eucreas, a single-pill combination of vildagliptin (the active ingredient in Galvus) and metformin. The products were first approved in 2007. Galvus is currently approved in more than 130 countries, including EU member states, Japan (as Equa) and countries in Latin America and Asia-Pacific. Eucreas was the first single-pill combination of a DPP-4 inhibitor and metformin approved in Europe, and also under the trade name Galvus Met, and is currently approved in more than 125 countries. In 2012, Galvus received EU approval for expanded use as a second-line monotherapy for type 2 diabetes patients who cannot take metformin. In 2012, the EC approved the use of Galvus and Eucreas in combination with other diabetes treatments. The first approval was for the use of vildagliptin in combination with insulin, with or without metformin, for patients with type 2 diabetes when diet, exercise and a stable dose of insulin do not result in glycemic control. The second approval was for the use of vildagliptin in triple combination with metformin and a sulphonylurea for the treatment of type 2 diabetes when diet and exercise plus dual therapy with these two agents do not provide adequate glycemic control. Galvus monotherapy indication was approved in China in April 2015. Eucreas was approved in Japan in September 2015 under the name Equmet as the first single-pill combination metformin/DPP-4 inhibitor approved in that country.

        Cosentyx ($1.1 billion) is a fully human monoclonal antibody that selectively neutralizes circulating interleukin 17A (IL-17A). Cosentyx has been approved in over 75 markets, including the US and countries of the EU, for the treatment of moderate-to-severe plaque psoriasis. Cosentyx is also approved in the EU for the treatment of adults with ankylosing spondylitis who have responded inadequately to conventional therapy, such as non-steroidal anti-inflammatory drugs, and for the treatment of active psoriatic arthritis in adults when the response to disease modifying anti-rheumatic drug therapy is unsatisfactory. In January 2016, Cosentyx was approved in the US for the treatment of adults with active ankylosing spondylitis and for the treatment of adults with active psoriatic arthritis. Cosentyx is approved in more than 65 countries for the treatment of adults with ankylosing spondylitis and psoriatic arthritis, including the US, countries of the EU, Canada and Australia. Cosentyx is approved in Japan for the treatment of moderate-to-severe plaque psoriasis, pustular psoriasis, and both psoriasis vulgaris and psoriatic arthritis in adults who are not adequately responding to systemic therapies (except for biologics).

        Diovan Group ($1.1 billion, –13% cc), consisting of Diovan monotherapy and the combination product Co-Diovan/Diovan HCT, is an angiotensin II receptor blocker (ARB). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6 to 18 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 120 countries for treating high blood pressure, in more than 90 countries for heart failure, and in more than 70 countries for heart attack survivors. First launched in 1997, Diovan HCT/Co-Diovan is approved in more than 100 countries worldwide.

        Exjade/Jadenu ($956 million, +6% cc), is an oral iron chelator approved for the treatment of chronic iron overload due to blood transfusions in patients two years of age and older, as well as chronic iron overload in patients with non-transfusion dependent thalassemia in patients 10 years of age and older. Patients with chronic anemia from diseases such as thalassemia, sickle cell disease and myelodysplastic syndromes require repeated transfusions, which puts them at risk of iron overload. Exjade, a dispersible tablet for oral suspension, was first approved in 2005 and is now approved in more than 100 countries, including the US, EU member states and Japan. An oral film-coated tablet formulation that can be swallowed or crushed is approved in the US and Canada under the tradename Jadenu. It was approved by EMA in 2016 under the tradename of Exjade. Regulatory applications have been submitted in Switzerland and other countries. In addition to the film-coated tablet formulation, a new formulation has also been developed as granules for patients who cannot swallow tablets, using the same composition as the film-coated tablet formulations. Regulatory applications for granules formulation have been submitted under the name Jadenu in the US and Japan and under the name Exjade in the EU.

        Exforge Group ($926 million, –8% cc) includes two medicines approved for the treatment of hypertension: Exforge, a single-pill combination of the angiotensin receptor blocker (ARB) valsartan and the calcium channel blocker amlodipine besylate; and Exforge HCT, a single pill combining an ARB (valsartan), calcium channel blocker (amlodipine) and a diuretic (hydrochlorothiazide) three widely prescribed blood pressure treatments. First approved for the treatment of high blood pressure in Switzerland in 2006, and in the US and EU in 2007, Exforge is now available in more than 100 countries. Exforge HCT was approved in the EU and the US in 2009, and is now available in more than 75 countries.

        Xolair ($835 million, +15% cc) is a recombinant, DNA-derived, humanized IgG1K monoclonal antibody. Xolair is designed to block IgE, which limits the release of mediators in the early and late phases of the allergic inflammatory cascade. Xolair is approved for the treatment of moderate-to-severe, or severe, persistent allergic asthma in more than 90 countries, including the US since 2003, the EU since 2005, and Japan since 2009. Xolair is provided as lyophilized powder for resolution, and in addition as liquid formulation in a pre-filled syringe in most European countries. Xolair is currently approved in the EU, Switzerland and more than 80 countries as a treatment for chronic spontaneous urticaria (CSU)/chronic idiopathic urticaria (CIU) including approvals in the EU as add-on therapy for the treatment of CSU in adult and adolescent (12 years and above) patients with inadequate response to H1 antihistamine treatment, and, in the US, for the treatment of adults and adolescents (12 years of age and above) with CIU who remain symptomatic despite H1 antihistamine treatment. We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales. Novartis records all sales of Xolair outside the US.

        Votrient ($729 million) is a small molecule tyrosine kinase inhibitor that targets a number of intracellular proteins to limit tumor growth and cell survival. Votrient is approved in the US for the treatment of patients with advanced renal cell carcinoma (aRCC), and in the EU for first-line treatment of adult patients with aRCC and for patients who have received prior cytokine therapy for advanced disease. RCC is the most common type of kidney cancer in adults, and nearly one-fifth of patients have aRCC at the time of diagnosis. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma (STS) who have received prior chemotherapy (efficacy in adipocytic STS or gastrointestinal stromal tumors has not been demonstrated). STS is a type of cancer which can arise from a wide variety of soft tissues including muscle, fat, blood vessel and nerves. Votrient is approved in more than 100 countries worldwide for aRCC and in more than 90 countries for aSTS. Votrient was acquired from GSK.

        Tafinlar + Mekinist ($672 million) is the first combination of its kind for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU and several other markets. Tafinlar targets the serine/threonine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist targets the threonine/tyrosine kinases MEK1 and MEK2 in the MAP kinase pathway, resulting in dual blockade of this pathway. This is the first combination of a BRAF and a MEK inhibitor to demonstrate an overall survival benefit over BRAF inhibitor monotherapy after three years in two Phase III studies in BRAF V600 mutation positive unresectable or metastatic melanoma patients. Tafinlar and Mekinist are each also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 60 and 40 countries worldwide, respectively. Tafinlar and Mekinist were each acquired from GSK. As part of our purchase of oncology products from GSK, we obtained the worldwide exclusive rights granted by Japan Tobacco Inc., to develop, manufacture, and commercialize trametinib.

        Promacta/Revolade ($635 million) is a once-daily oral thrombopoietin receptor agonist that works by stimulating bone marrow cells to produce platelets. It is the only approved once-daily oral thrombopoietin receptor agonist, and is marketed under the brand name Promacta in the US and Revolade in most countries outside the US. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic immune (idiopathic) thrombocytopenia (ITP) who have had an inadequate response or are intolerant to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an inadequate response to other treatments. Promacta/Revolade may be considered as second line treatment for adult non-splenectomised patients where surgery is contraindicated. Promacta/Revolade is also approved in 45 countries for the treatment of patients with severe aplastic anemia (SAA) who are refractory to other treatments (in the US for the treatment of patients with SAA who have had an insufficient response to immunosuppressive therapy and in the EU for the treatment of adults with acquired SAA who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for hematopoietic stem cell transplant). In addition, Promacta/Revolade is approved in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta/Revolade is marketed under a collaboration agreement between Ligand Pharmaceuticals, Inc., and Novartis. Promacta/Revolade was acquired from GSK.

        Travoprost Group ($619 million, –1% cc), including Travatan, Travatan Z, and Duotrav, are indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. Single agent travoprost products (Travatan, Travatan Z, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, countries of the EU, Canada and China. Duotrav is a fixed-dose combination solution of the prostaglandin analogue travoprost with the beta-blocker timolol, and is approved as a second-line treatment in adults for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues. Duotrav is currently marketed in more than 140 countries, including countries of the EU, Canada and China.

        Jakavi ($581 million, +45% cc) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis, post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis and adult patients with polycythemia vera who are resistant to or intolerant of hydroxyurea. Jakavi is currently approved in more than 100 countries for patients with myelofibrosis and in more than 65 countries for patients with polycythemia vera, including EU member states and Japan. A five year follow-up of the two pivotal trials, COMFORT-I and COMFORT-II suggests an overall survival advantage for patients randomized to Jakavi compared to placebo or best available therapy, respectively. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology, hematology and Graft-versus-host disease outside the US. Ruxolitinib, marketed in the US as Jakafi® by Incyte Corporation, is approved by the FDA for the treatment of patients with polycythemia vera who have had an inadequate response to or are intolerant of hydroxyurea. Jakafi® is also approved by the FDA for treatment of patients with intermediate or high-risk myelofibrosis, including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis.

        Voltaren/Cataflam ($525 million, 1% cc) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product is marketed by the Innovative Medicines Division in a wide variety of dosage forms including tablets, drops, suppositories, ampoules and topical therapy. Our Sandoz Division also markets generic versions of the product in various countries. In addition, we have licensed the Voltaren trademarks to our consumer healthcare joint venture with GSK to be used in the marketing of low dose oral forms and the topical forms of Voltaren as over-the-counter products.

        Neoral/Sandimmun ($515 million, –9% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, or heart transplant. Neoral is also approved for use in lung transplant in many countries outside of the US. This micro-emulsion formulation of cyclosporine is also indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. First launched in 1995, Neoral is marketed in approximately 100 countries.

        Exelon/Exelon Patch ($444 million, –39% cc) are cholinesterase inhibitors indicated for the treatment of Alzheimer's disease (AD) dementia and Parkinson's disease (PD) dementia. They are the oral and transdermal formulations, respectively, of the cholinesterase inhibitor rivastigmine. Exelon capsules have been available since 1997 to treat mild to moderate AD dementia and are approved in more than 85 countries. In 2006, Exelon became the only cholinesterase inhibitor to be approved for mild to moderate PD dementia in addition to AD in both the US and EU. Exelon Patch was approved in 2007 in the US and EU and has been approved for the treatment of mild-to-moderate AD in more than 85 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. The once-daily formulation Exelon Patch has shown comparable efficacy and superior tolerability to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. In 2013, the FDA expanded the approved indication for Exelon Patch to also include the treatment of patients with severe Alzheimer's disease. In 2013, European Marketing Authorization was obtained for the higher dose in mild-to-moderate AD. The higher dose has been approved in more than 50 countries. The severe indication has now been approved in more than 10 countries.

Sandoz

        Sandoz net sales in 2016 were $10.1 billion (+1%, +2% in constant currencies, or cc), with strong performance particularly in biopharmaceuticals (+31% cc). An 8 percentage-point increase in volume more than offset the negative 6 percentage-point effect of price erosion. Sales rose in Central and Eastern Europe (+7% cc), Western Europe (+3% cc), the US (+1% cc), Latin America (+11% cc), and the Middle East and Africa (+6% cc). Sales in Asia Pacific were comparable to the prior year (cc).

	Year ended Dec 31, 2016	Year ended Dec 31, 2015(1)	Change in $	Constant currencies change
	$ m	$ m	%	%
Retail Generics	8,623	8,718	(1)	1
Biopharmaceuticals	1,002	772	30	31
Anti-Infectives (Partner label/API)	519	580	(11)	(10)

Total	10,144	10,070	1	2

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Retail Generics

        Sandoz markets active ingredients, intermediates and finished dosage forms of pharmaceuticals. The Retail Generics franchise includes products in the therapeutic areas of dermatology, respiratory, oncology, transplantation and ophthalmics, plus finished dosage forms of anti-infectives sold under the Sandoz name. Franchise sales reached $8.6 billion (+1% cc).

Biopharmaceuticals

        Sandoz markets protein- and other biotechnology-based products called biosimilars, as well as Glatopa, which treats a relapsing form of multiple sclerosis. Global sales of biopharmaceuticals grew 31% (cc) to $1.0 billion, benefiting from the US launches in 2015 of Glatopa and Zarxio, and the continued strong growth of other products already on the market.

Anti-Infectives

        Sandoz sells pharmaceutical ingredients and intermediates (mainly antibiotics) under the Sandoz name and to third-party customers. Anti-infectives sold to third parties for sale under their own name were $519 million, down 10% (cc), because some low-margin products were discontinued and also due to a weak flu season in the first quarter of 2016. Total Anti-Infectives sales were $1.4 billion, down 2% (cc), and included sales of finished dosage forms sold under the Sandoz name of $860 million, up 4% (cc).

Alcon

        Alcon implemented a growth plan in 2016 with emphasis on three areas: accelerating innovation and sales, strengthening customer relationships, and improving operations. Alcon launched new products during the year, including the CyPass Micro-Stent to treat glaucoma, the NGENUITY 3D Visualization System for retinal surgery, and a multifocal version of its innovative Dailies Total1 contact lenses. Increased advertising and promotion for contact lenses helped return that segment to growth after several weak quarters.

        Alcon net sales in 2016 were $5.8 billion (–3%, –2% in constant currencies, or cc).

	Year ended Dec 31, 2016	Year ended Dec 31, 2015(1)	Change in $	Constant currencies change
	$ m	$ m	%	%
Surgical
Cataract products	2,695	2,853	(6)	(3)
of which IOLs	986	1,099	(10)	(7)
Vitreoretinal products	616	594	4	4
Refractive/other	207	251	(18)	(16)

Total	3,518	3,698	(5)	(3)

Vision Care
Contact lenses	1,762	1,743	1	2
Contact lens care	532	558	(5)	(5)

Total	2,294	2,301	0	0

Total net sales	5,812	5,999	(3)	(2)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Surgical

        Surgical sales declined 3% (cc) to $3.5 billion, mainly due to weaker performance of intraocular lenses, which faced competitive pressures, and slowing equipment sales (primarily LenSx for cataract surgery and Wavelight for refractive surgery, which have reached high penetration in their market segments). Those factors were partially offset by continued solid growth in sales of cataract disposable surgical supplies (4% cc). The Surgical business is making progress, improving service and supply levels in 2016 and laying the foundation for a return to growth.

Vision Care

        Vision Care sales were flat in constant currencies at $2.3 billion. Growth in contact lenses offset a decline in contact lens care products. Increased advertising and promotion behind key brands helped return the contact lens segment to growth after several weak quarters. Dailies Total1, the first and only water-gradient lens, was the key driver.

Operating Income from continuing operations

        The following table provides an overview of operating income by segment:

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1),(2)	7,426	22.8	7,815	23.4	(5)	0
Sandoz(2)	1,445	14.2	1,300	12.9	11	14
Alcon(2)	(132)	(2.3)	281	4.7	nm	nm
Corporate	(471)		(419)		(12)	(25)

Operating income from continuing operations	8,268	17.0	8,977	18.2	(8)	(3)

nm = not meaningful

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

        Operating income was $8.3 billion (–8%, –3% cc), a decrease from $9.0 billion in 2015 mainly due to the loss of exclusivity on Gleevec, as investments related to new product launches and the Alcon growth plan were partially offset by resource allocation and productivity programs. The negative currency impact of 5% was due to the strong US dollar on average versus the British pound and major emerging market currencies, partially offset by the strengthening of the Japanese yen. Operating income margin in constant currencies decreased 0.7 percentage points; currency had a negative impact of 0.5 percentage points resulting in a decrease of 1.2 percentage points to 17.0% of net sales.

Core Operating Income key figures(1)

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit from continuing operations	35,806	36,900	(3)	(1)
Marketing & Sales	(11,991)	(11,729)	(2)	(4)
Research & Development	(8,402)	(8,738)	4	3
General & Administration	(2,120)	(2,389)	11	8
Other income	753	823	(9)	(7)
Other expense	(1,059)	(1,077)	2	(1)

Core operating income from continuing operations	12,987	13,790	(6)	(2)

As % of net sales	26.8	27.9

(1)
An explanation of non-IFRS measures and reconciliation tables see "Non-IFRS Measures as Defined by Novartis".

        The adjustments made to operating income to arrive at core operating income from continuing operations amounted to $4.7 billion (2015: $4.8 billion) broadly in line with the prior year.

        Excluding these items, core operating income from continuing operations decreased 6% (–2% cc) to $13.0 billion. Core operating income margin in constant currencies decreased 0.7 percentage points mainly due to the loss of exclusivity on Gleevec, as investments related to new product launches and the Alcon growth plan were partially offset by resource allocation and productivity programs. Currency had a negative impact of 0.4 percentage points, resulting in a margin of 26.8% of net sales, compared to 27.9% in 2015.

        The following table provides an overview of core operating income by segment:

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1),(2)	10,354	31.8	10,862	32.6	(5)	(1)
Sandoz(2)	2,071	20.4	2,045	20.3	1	4
Alcon(2)	850	14.6	1,235	20.6	(31)	(27)
Corporate	(288)		(352)		18	4

Core operating income from continuing operations	12,987	26.8	13,790	27.9	(6)	(2)

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Innovative Medicines

        Operating income was $7.4 billion (–5%, 0% cc).

        Core operating income, which excludes certain items, was $10.4 billion (–5%, –1% cc). Core operating income margin decreased 0.2 percentage points, mainly due to launch investments for Entresto and Cosentyx, but partially offset by productivity improvements. Fluctuations in exchange rates had a further negative impact of 0.6 percentage points, resulting in a net decrease of 0.8 percentage points to 31.8% of net sales.

  Research and development of Innovative Medicines Division

        The following table provides an overview of the reported and core research and development expense of the Innovative Medicines Division:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015(1)	Change in $	Change in constant currencies
	$ m	$ m	%	%
Research and Exploratory Development	(2,645)	(2,739)	3	2
Confirmatory Development	(5,064)	(4,946)	(2)	(4)

Total Innovative Medicines Division Research and Development expense	(7,709)	(7,685)	0	(2)

As % of Innovative Medicines net sales to third parties	23.7	23.0
Core Research and Exploratory Development(2)	(2,543)	(2,663)	5	3
Core Confirmatory Development(2)	(4,569)	(4,839)	6	4

Total Core Innovative Medicines Division Research and Development expense	(7,112)	(7,502)	5	4

As % of Innovative Medicines net sales to third parties	21.8	22.5

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

(2)
Core excludes impairments, amortization and certain other items.

        Innovative Medicines Division Research and Exploratory Development expense amounted to $2.6 billion in 2016, a decrease of 3% (+2% cc) compared to 2015 as a result of continued productivity efforts. Confirmatory Development expense increased by 2% (–4% cc) to $5.1 billion compared to $4.9 billion in 2015, mainly driven by the impairment of intangible assets.

        Core Research and Exploratory Development expense in the Innovative Medicines Division as percent of sales decreased by 0.8 percentage points in constant currencies as a result of continued productivity efforts and synergies from acquired Oncology assets. This decrease was partially offset by negative currency movements of 0.1 percentage points, resulting in a net decrease of 0.7 percentage points to 21.8% of net sales.

Sandoz

        Operating income reached $1.4 billion, up 11% (+14% cc).

        Core operating income, which excludes certain exceptional items, was $2.1 billion (+1%, +4% cc). Core operating income margin in constant currencies increased 0.2 percentage points. However, that gain was partly offset by the negative 0.1 percentage-point impact of exchange rates, yielding a result of 20.4% of net sales.

        Sandoz continued to build its portfolio of biopharmaceuticals, which now represents a $1 billion-plus business, with roughly half of that coming from the US. In 2016, our biosimilar Erelzi (etanercept-szzs) was approved in the US to treat the same inflammatory diseases as the reference product, Amgen's Enbrel®, with its launch pending litigation. In addition, our biosimilar Binocrit (epoetin alfa) was approved in the EU for a new route of administration. We are currently evaluating options for an epoetin alfa filing in the US. Filings were accepted in the EU for our pegfilgrastim and rituximab biosimilars.

Alcon

        Operating loss was $132 million, compared to an income of $281 million the year before.

        Core operating income, which excludes certain items, was $850 million (–31%, –27% cc), mainly due to increased investment in research and development, as well as higher spending on sales and marketing—both activities that were part of the Alcon growth plan. Core operating income margin in constant currencies decreased by 5.3 percentage points, and exchange rates added another 0.7 percentage points of negative impact, yielding a net decrease of 6 percentage points to 14.6% of net sales.

Corporate Income and Expense, Net

        Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of $471 million (–12%,–25% cc) in 2016 compared to a net expense of $419 million in the prior year. The increase was mainly due to lower royalty and other income as well as costs related to the execution of the initiatives announced on January 27, 2016, to further focus the divisions, centralize manufacturing and integrate drug development functions. These factors more than offset the reduction in General & Administration expenses in 2016.

Non-Operating Income and Expense

        The following table provides an overview of non-operating income and expense:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Operating income from continuing operations	8,268	8,977	(8)	(3)
Income from associated companies	703	266	164	164
Interest expense	(707)	(655)	(8)	(10)
Other financial income and expense	(447)	(454)	2	58

Income before taxes from continuing operations	7,817	8,134	(4)	2
Taxes	(1,119)	(1,106)	(1)	(13)

Net income from continuing operations	6,698	7,028	(5)	1
Net income from discontinued operations		10,766	nm	nm

Net income	6,698	17,794	(62)	(59)

Basic EPS ($) from continuing operations	2.82	2.92	(3)	2
Basic EPS ($) from discontinued operations		4.48	nm	nm

Total basic EPS ($)	2.82	7.40	(62)	(59)

nm = not meaningful

Income from associated companies

        Income from associated companies increased to $703 million, compared to $266 million in the prior year.

        The increase was mainly due to income recognized from our investment in GSK Consumer Healthcare Holdings Ltd. of $234 million compared to a loss of $79 million recognized in the prior year, in which the income from operations was more than offset by integration charges and an additional expense from the final purchase price allocation for the investment in GSK. The 2016 income contribution from GSK Consumer Healthcare Holdings Ltd. includes a negative adjustment recorded in the second quarter upon the issuance of 2015 actual results.

        In addition, in 2016, we recognized an income of $464 million from our investment in Roche, which reflected our estimated share of income for 2016 of $532 million partly offset by the adjustment for 2015 actual results. The higher contribution from Roche in 2016 was mainly due to a smaller adjustment recognized upon publication of

2015 actual results by Roche compared to the adjustment recorded in the prior year upon publication of the 2014 actual results.

Interest Expense and other financial income and expense

        Interest expense from continuing operations increased to $707 million from $655 million in the prior year due to higher outstanding debt.

        Other financial income and expense amounted to an expense of $447 million compared to $454 million in the prior-year, mainly on account of an exceptional charge of $305 million (2015: $410 million) related to Venezuela due to foreign exchange losses on intra-group payables as well as higher currency losses recognized in 2016.

Taxes

        The tax rate from continuing operations increased to 14.3% from 13.6% in the prior year, mainly as a result of a change in profit mix to jurisdictions with higher tax rates.

Net Income

        Net income from continuing operations was $6.7 billion (—5%, +1% cc) with the increase of 1% in constant currencies compared to the decline in operating income due to higher income from associated companies, mainly from the investment in GSK Consumer Healthcare Holdings Ltd. The current year includes $0.3 billion (2015: $0.4 billion) exceptional charges related to Venezuela. For more information see "—Effects of Currency Fluctuations".

EPS

        Basic earnings per share from continuing operations was $2.82 per share (–3%, +2% cc), up more than net income due to a reduction in the average number of shares outstanding.

        The following table provides an overview of core non-operating income and expense:

Core Non-Operating Income and Expense

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income from continuing operations	12,987	13,790	(6)	(2)
Income from associated companies	1,134	981	16	16
Interest expense	(707)	(655)	(8)	(10)
Other financial income and expense	(99)	(24)	nm	nm

Core income before taxes from continuing operations	13,315	14,092	(6)	(2)
Taxes	(2,001)	(2,051)	2	(2)

Core net income from continuing operations	11,314	12,041	(6)	(3)
Core net loss from discontinued operations		(256)	nm	nm

Core net income	11,314	11,785	(4)	(1)

Core basic EPS ($) from continuing operations	4.75	5.01	(5)	(2)
Core basic EPS ($) from discontinued operations		(0.11)	nm	nm

Core basic EPS ($)	4.75	4.90	(3)	0

nm = not meaningful

Core Income from associated companies

        Core income from associated companies increased to $1.1 billion from $981 million in the prior-year period. The increase was due to a higher contribution from GSK Consumer Healthcare Holdings Ltd., which accounted for $369 million in 2016 compared to $213 million in prior-year period.

Core Interest Expense and other financial income and expense

        Core other financial income and expense, which excludes the exceptional charges of $0.3 billion (2015: $0.4 billion) related to Venezuela amounted to a net expense of $99 million, compared to $24 million in 2015.

Core Taxes

        The core tax rate from continuing operations (core tax as a percentage of core pre-tax income) increased to 15.0% from 14.6% in the prior year. This increase is mainly a result of a change in core profit mix to jurisdictions with higher tax rates.

Core Net Income

        Core net income from continuing operations was $11.3 billion (–6%, –3% cc) and decreased 3% in constant currencies, broadly in line with core operating income.

Core EPS

        Core basic EPS from continuing operations was $4.75 (–5%, –2% cc), down less than core net income due to a reduction in the number of shares outstanding.

Discontinued Operations

Year ended Dec 31, 2015
$ m
Net sales to third parties from discontinued operations	601
Operating income from discontinued operations	12,477
Net income from discontinued operations	10,766
Attributable to:
Shareholders of Novartis AG	10,758
Non-controlling interests	8
Basic earnings per share ($) from discontinued operations	4.48
Free cash flow from discontinued operations	(230)

        As all transactions of the portfolio transformation were completed during 2015, there are no results from discontinued operations reported in the 2016 consolidated income statement. In 2015, results for discontinued operations include the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015 include only the divestment gain.

        Discontinued operations in 2015 also include the exceptional pre-tax gains of $12.7 billion from the divestment of Animal Health ($4.6 billion), and the transactions with GSK ($2.8 billion for the Vaccines non-influenza business and $5.9 billion arising from the contribution of Novartis OTC into the GSK Consumer Healthcare joint venture). In addition, the GSK transactions resulted in $0.6 billion of additional transaction-related costs that were expensed.

        Net income from discontinued operations in the prior year amounted to $10.8 billion. For more information on discontinued operations please see "Factors Affecting Comparability of Year-on Year Results of Operations" below and "Note 30. Discontinued Operations" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Total Group

        For the total Group, net income amounted to $6.7 billion compared to $17.8 billion in 2015. The decrease was mainly due to the exceptional divestment gains included in the net income from the discontinued operations of the prior year.

        Basic earnings per share decreased to $2.82 from $7.40 in the prior year.

2015 Compared to 2014

Group overview

        On January 27, 2016, Novartis announced plans to further focus our divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included the transfer of the Ophthalmic Pharmaceuticals franchise from the Alcon Division to the Innovative Medicines Division (formerly named the Pharmaceuticals Division), and the transfer of selected mature products from the Innovative Medicines Division to the Sandoz Division. Operationally, these transfers were completed as of April 1, 2016. The centralization of manufacturing and the integration of some drug development functions, also announced on January 27, 2016, were operationally completed as of July 1, 2016.

        In compliance with International Financial Reporting Standards (IFRS), Novartis updated its 2015 and 2014 segment financials to reflect these transfers, to aid comparability of year-on year results. As a result, all comparisons of divisional results from 2015 to 2014 reflect the new divisional structure.

        In 2015, Novartis completed a series of portfolio transformation transactions, including the acquisition of oncology assets from GlaxoSmithKline plc (GSK) and a 36.5% interest in GSK Consumer Healthcare Holdings Ltd., and the divestment of its Vaccines and Animal Health businesses. To reflect these transactions, Novartis reported the Group's financial results in for all years presented as "continuing operations" and "discontinued operations." In addition, on January 9, 2014, Novartis completed the divestment to Grifols S.A. of our former blood transfusion diagnostics unit, which had been included in our former Vaccines and Diagnostics Division. The divestment gain and results of this divested business were also accounted for as discontinued operations and not included in our results from continuing operations. All comparisons from 2015 to 2014 are versus continuing operations, unless otherwise noted. See "—Factors Affecting Comparability Of Year-On-Year Results Of Operations".

Key figures

	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Change in $	Change in constant currencies
	$ m	$ m	%	%
Net sales to third parties from continuing operations	49,414	52,180	(5)	5
Sales to discontinued operations	26	239	(89)	(88)

Net sales from continuing operations	49,440	52,419	(6)	4
Other revenues	947	1,215	(22)	(22)
Cost of goods sold	(17,404)	(17,345)	0	(8)

Gross profit from continuing operations	32,983	36,289	(9)	2
Marketing & Sales	(11,772)	(12,377)	5	(5)
Research & Development	(8,935)	(9,086)	2	(3)
General & Administration	(2,475)	(2,616)	5	(1)
Other income	2,049	1,391	47	55
Other expense	(2,873)	(2,512)	(14)	(24)

Operating income from continuing operations	8,977	11,089	(19)	(2)
Return on net sales (%)	18.2	21.3
Income from associated companies	266	1,918	(86)	(86)
Interest expense	(655)	(704)	7	2
Other financial income and expense	(454)	(31)	nm	nm

Income before taxes from continuing operations	8,134	12,272	(34)	(17)
Taxes	(1,106)	(1,545)	28	10

Net income from continuing operations	7,028	10,727	(34)	(18)
Net income from discontinued operations	10,766	(447)	nm	nm

Net income	17,794	10,280	73	91

Attributable to:
Shareholders of Novartis AG	17,783	10,210	74	92
Non-controlling interests	11	70	(84)	(84)
Basic earnings per share ($) from continuing operations	2.92	4.39	(33)	(17)
Basic earnings per share ($) from discontinued operations	4.48	(0.18)	nm	nm

Total basic earnings per share ($)	7.40	4.21	76	94

Free cash flow from continuing operations	9,259	10,934	(15)
Free cash flow	9,029	10,762	(16)

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

        Operating income decreased by 2% in constant currencies to $9.0 billion (–19%, –2% cc), mainly due to the amortization of the new oncology assets in Innovative Medicines. In addition, an exceptional expense of $400 million for a settlement of the specialty pharmacies case in the Southern District of New York was recorded in 2015, whereas the prior-year benefitted from a one-time commercial settlement gain of $302 million and $248 million gain from selling a Novartis Venture Fund investment. Operating income margin was 18.2 percent of net sales.

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

        Net income from discontinued operations amounted to $10.8 billion in 2015, which included $12.7 billion of pre-tax divestment gains and the operational results of the divested businesses until the respective dates of completion of the transactions, compared to a net loss of $447 million in 2014. For more information on discontinued operations see "—Factors Affecting Comparability of Year-On-Year Results of Operations", below and "Note 30. Discontinued Operations" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        For the total Group, net income amounted to $17.8 billion in 2015 compared to $10.3 billion in 2014, impacted by the exceptional divestment gains included in net income from the discontinued operations. Basic earnings per share increased to $7.40 from $4.21 in the prior year and free cash flow for the total Group amounted to $9.0 billion.

Growth

        Across our divisions, our portfolio of growth products continued to support performance in 2015. Sales of growth products increased 17% to $16.6 billion, or 34% of net sales, demonstrating our ability to renew our product portfolio and helping offset the impact of patent expirations. In our Innovative Medicines Division, sales of growth products increased 31% (cc) and accounted for 43% of net sales, up from 35% in 2014.

        Innovative Medicines growth products in 2015 included Gilenya ($2.8 billion, +21% cc), our oral therapy for multiple sclerosis; Tasigna ($1.6 billion, +16% cc), a treatment for chronic myeloid leukemia; and Afinitor ($1.6 billion, +10% cc), a treatment for several types of cancer.

        In the Sandoz Division, sales of biopharmaceuticals, including biosimilar follow-on versions of complex biologic drugs, rose 39% (cc) to $772 million globally.

        Although overall Alcon performance lagged in 2015, some products continued to do well. Alcon saw continued growth in sales of its innovative Dailies Total1 contact lenses and of disposable cataract and vitreoretinal surgical supplies.

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

        An ongoing effort begun in 2010 to optimize our global manufacturing network continues to yield results. In 2015, we announced plans to exit Sandoz manufacturing sites in Frankfurt and Gerlingen, Germany, as well as in Turbhe, India. We also closed a Innovative Medicines Division facility in Resende, Brazil, divested an Alcon site in Kaysersberg, France, as well as a pharmaceutical site in Taboão da Serra, Brazil, and announced the downsizing of a Innovative Medicines Division site in Ringaskiddy, Ireland. To date, 25 sites in our continuing operations have been or are being restructured or divested. These steps help us balance production capacity and further increase efficiency.

2
Growth products are products launched in 2010 or later, or products with exclusively until at least 2019 in key markets (EU, US, Japan), except Sandoz (launched in the last 24 months). Emerging growth markets are all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand.

Net Sales by Segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Change in $	Change in constant currencies
	$ m	$ m	%	%
Innovative Medicines(1),(2)	33,345	34,828	(4)	6
Sandoz(2)	10,070	10,736	(6)	5
Alcon(2)	5,999	6,616	(9)	(1)

Net sales to third parties from continuing operations	49,414	52,180	(5)	5

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Innovative Medicines

        Innovative Medicines delivered net sales of $33.3 billion (–4%, +6% in constant currencies, or cc) as increased volumes, including from the oncology portfolio acquired from GlaxoSmithKline (GSK) in 2015, countered the impact of greater generic competition, which reduced sales by 6 percentage points.

        Growth products generated $14.4 billion of division net sales, growing 31% (cc) compared to last year. These products—which include Gilenya, Tasigna, Ultibro, the combination of Tafinlar + Mekinist, Jakavi, Revolade and Cosentyx—contributed 43% of division net sales, compared to 35% in 2014.

        Sales in emerging growth markets increased 8% (cc) to $8.4 billion.

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

Oncology

        Oncology sales rose 14% (+23% cc) to $13.3 billion, boosted by the newly acquired portfolio from GSK and continued growth in our existing products. By brand, growth drivers included Afinitor, up 10% (cc) to $1.6 billion; Tasigna, up 16% (cc) to $1.6 billion; and Jakavi, up 71% (cc) to $410 million.

Ophthalmology

        Sales in Ophthalmology were $5.9 billion (–12%, –2% cc), driven mainly by lower sales of Lucentis, which faced increased competitive pressure in Japan and some European markets.

Neuroscience

        Neuroscience sales were $3.6 billion (–2%, +6% cc), with Gilenya rising 12% (+21% cc) to $2.8 billion and more than offsetting declines in Exelon/Exelon Patch due to generic competition.

Immunology and Dermatology

        Sales in Immunology and Dermatology were $2.1 billion (0%, +11% cc). Cosentyx made a strong start after launching in February, reaching sales of $261 million. Additionally, Zortress/Certican rose 2% (+17% cc) to $335 million, and Ilaris increased 19% (+30% cc), helping offset declines in other products primarily stemming from generic competition.

Respiratory

        Respiratory sales were $1.4 billion (+5%, +23% cc). We had sales of $576 million (+19%, +40% cc) for our portfolio of drugs for chronic obstructive pulmonary disease (COPD), including Onbrez Breezhaler/Arcapta Neohaler, Seebri Breezhaler and Ultibro Breezhaler. Sales of Xolair reached $755 million (–3%, +14% cc), including as a treatment for chronic hives.

Cardio-Metabolic

        Cardio-Metabolic sales were $1.2 billion (–6%, +9% cc). Entresto was launched in the US in the third quarter and full-year sales reached $21 million. Galvus sales were $1.1 billion (–7%, +8% cc).

Established Medicines

        Established Medicines sales were $5.8 billion (–28%, –19% cc). Established medicines such as Diovan ($1.3 billion, –40% cc) and Exforge ($1.0 billion, –15% cc) continued to see declines as a result of generic competition.

TOP 20 INNOVATIVE MEDICINES(1) PRODUCT NET SALES—2015

			US		Rest of world		Total
Brands	Business Franchise	Indication	$ m	% change in constant currencies	$ m	% change in constant currencies	$ m	% change in $	% change in constant currencies
Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	2,533	17	2,125	(5)	4,658	(2)	5
Gilenya	Neuroscience	Relapsing multiple sclerosis	1,497	26	1,279	17	2,776	12	21
Lucentis	Ophthalmology	Age-related macular degeneration			2,060	(2)	2,060	(16)	(2)
Tasigna	Oncology	Chronic myeloid leukemia	661	22	971	12	1,632	7	16
Sandostatin	Oncology	Carcinoid tumors and Acromegaly	823	10	807	5	1,630	(1)	7
Afinitor/Votubia	Oncology	Breast cancer / TSC	892	11	715	9	1,607	2	10
Diovan/Co-Diovan	Established Medicines	Hypertension	254	(74)	1,030	(17)	1,284	(45)	(40)
Galvus	Cardio-Metabolic	Diabetes			1,140	8	1,140	(7)	8
Exforge	Established Medicines	Hypertension	67	(76)	980	1	1,047	(25)	(15)
Exjade	Oncology	Chronic iron overload	365	19	552	3	917	(1)	8
Xolair(2)	Respiratory	Asthma			755	14	755	(3)	14
Exelon/Exelon Patch	Neuroscience	Alzheimer's disease	340	(30)	388	(13)	728	(28)	(21)
Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	199	(8)	432	(2)	631	(14)	(4)
Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	47	(15)	523	(5)	570	(17)	(6)
Votrient	Oncology	Renal cell carcinoma	287	nm	278	nm	565	nm	nm
Voltaren (excl. other divisions)	Established Medicines	Inflammation/pain			558	0	558	(12)	0
Topical Olopatadine Group	Ophthalmology	Allergic Conjunctivitis	317	(10)	140	(2)	457	(11)	(8)
Tafinlar/Mekinist	Oncology	Melanoma	267	nm	186	nm	453	nm	nm
Myfortic	Immunology and Dermatology	Transplantation	109	(27)	332	0	441	(19)	(8)
Jakavi	Oncology	Myelofibrosis			410	71	410	47	71

Top 20 products total			8,658	5	15,661	5	24,319	(5)	5
Rest of portfolio			3,192	6	5,834	8	9,026	(3)	7

Total Division sales			11,850	5	21,495	6	33,345	(4)	6

(1)
Formerly named the Pharmaceutical Division.

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

        Exforge Group ($1.0 billion, –15% cc) includes two medicines approved for the treatment of hypertension: Exforge, a single-pill combination of the angiotensin receptor blocker (ARB) valsartan and the calcium channel blocker amlodipine besylate; and Exforge HCT, a single pill combining an ARB (valsartan), calcium channel blocker (amlodipine) and a diuretic (hydrochlorothiazide) three widely prescribed blood pressure treatments. Exforge lost exclusivity in October 2014 and Exforge HCT in November 2014 in the US. Outside the US, Exforge HCT is growing across all regions, showing significantly high growth in emerging markets. Exforge continues to grow with double-digit growth in China and a number of emerging markets. Exforge is now available in more than 100 countries and Exforge HCT is available in over 77 countries.

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

        Exelon/Exelon Patch ($728 million, –21% cc) sales declined due to generic competition for Exelon Patch in the EU and now in the US. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer's disease dementia (AD) in more than 90 countries, including more than 20 countries where it is also approved for

Parkinson's disease dementia. Exelon Patch is also indicated for the treatment of patients with severe AD in 14 countries, including the US.

        Travoprost Group ($631 million, –4% cc), including Travatan, Travatan Z and DuoTrav, is indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. Sales declined mainly due to increased generic competition for Travatan Z. Single agent travoprost products (Travatan, TravatanZ, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, EU countries, Canada and China. DuoTrav is a fixed-dose combination solution of the prostaglandin analogue travoprost with the beta-blocker timolol, and is approved as a second-line treatment in adults for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues

        Neoral/Sandimmun ($570 million, –6% cc), a micro-emulsion formulation of cyclosporine, is an immunosuppressant to prevent organ rejection following a kidney, liver or heart transplant. Neoral is also approved for use in lung transplant in many countries outside of the US. Additionally, it is indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. First launched in 1995, Neoral is marketed in approximately 100 countries. Although sales are declining due to generic competition and mandatory price reductions, most notably in Europe and Japan, the decrease is not as rapid as has been the case in other therapeutic areas, due to the special characteristics of the solid organ transplant market.

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

        Voltaren/Cataflam ($558 million, 0% cc), is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product, which is subject to generic competition, is marketed by the Innovative Medicines Division in a wide variety of dosage forms, including tablets, drops, suppositories, ampoules and topical therapy. In addition, in various countries, our Sandoz Division markets generic versions of the product and our Alcon Division markets Voltaren for ophthalmic indications.

        Topical Olopatadine Group ($457 million, –8% cc) includes Patanol, Pataday and Pazeo, which are olopatadine hydrochloride ophthalmic solutions of different concentrations that are approved to treat the signs and symptoms of allergic conjunctivitis (Patanol), as well as ocular itching associated with allergic conjunctivitis (Pataday and Pazeo). The sales decline for the Topical Olopatadine Group was driven by lower sales for Patanol and Pataday. Olopatadine products are marketed in more than 100 countries, including the US, EU countries, Canada and China.

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

Sandoz

        In 2015, Sandoz had net sales of $10.1 billion (–6%, +5% in constant currencies, or cc, from the prior year).

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

	Year ended Dec 31, 2015(1)	Year ended Dec 31, 2014(1)	Change in $	Constant currencies change
	$ m	$ m	%	%
Retail Generics	8,718	9,583	(9)	2
Biopharmaceuticals	772	618	25	39
Anti-Infectives (Partner label/API)	580	535	8	18

Total	10,070	10,736	(6)	5

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Retail Generics

        In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals. The Retail Generics franchise includes products in the therapeutic areas of dermatology, respiratory, oncology, transplantation and ophthalmics, as well as finished dosage forms of anti-infective products sold under the Sandoz name. Retail Generics sales worldwide were $8.7 billion (–9%, +2% cc). New product launches included US-authorized generics of our Innovative Medicines Division's Exelon Patch and Exforge, as well as bivalirudin, an injectable anticoagulant.

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

Alcon

        Alcon net sales in 2015 were $6.0 billion (–9%, –1% in constant currencies, or cc). Regionally, sales decreased in Japan and rose in Latin America and the Caribbean. In Europe, the Middle East and Africa, sales were flat (0% cc), with strong sales of recently launched contact lenses, including Dailies Total1 and Air Optix Colors, offset by declines in surgical equipment.

        Sales in North America declined 1%, mainly due to a slowdown in contact lens care and surgical equipment sales. In Asia and Russia, sales declined 8% (cc), driven by a significant market slowdown, with weak performance in China, India and Southeast Asia.

        To accelerate growth, we are taking concerted action on two fronts. For the Surgical and Vision Care businesses, we have identified key actions as part of a growth plan. They include steps to optimize innovation in intraocular lenses (IOLs) for cataract surgery, prioritizing and investing in the development of promising new products, and improving the effectiveness of our sales force.

	Year ended Dec 31, 2015(1)	Year ended Dec 31, 2014(1)	Change in $	Constant currencies change
	$ m	$ m	%	%
Surgical
Cataract products	2,853	3,174	(10)	(2)
of which IOLs	1,099	1,264	(13)	(4)
Vitreoretinal products	594	615	(3)	6
Refractive/other	251	284	(12)	(5)

Total	3,698	4,073	(9)	(1)

Vision Care
Contact lenses	1,743	1,897	(8)	1
Contact lens care	558	646	(14)	(8)

Total	2,301	2,543	(10)	(2)

Total net sales	5,999	6,616	(9)	(1)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

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

Operating Income from Continuing Operations

        Operating income from continuing operations was $9.0 billion (–19%,–2% cc), mainly due to amortization of the new oncology assets in Innovative Medicines. The current year includes an exceptional expense of $400 million for a settlement of the specialty pharmacies case in the Southern District of New York, whereas the prior-year benefitted from a one-time commercial settlement gain of $302 million and $248 million gain from selling a Novartis Venture Fund investment. The negative currency impact of 17 percentage points was mainly due to the strong $ versus the euro, Japanese yen and emerging market currencies. Operating income margin in constant currencies decreased 1.4 percentage points; currency had a negative impact of 1.7 percentage points resulting in a net decrease of 3.1 percentage points to 18.2 percent of net sales.

        The following table provides an overview of operating income by segment:

	Year ended Dec 31, 2015	% of net sales	Year ended Dec 31, 2014	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1),(2)	7,815	23.4	8,826	25.3	(11)	6
Sandoz(2)	1,300	12.9	1,570	14.6	(17)	(7)
Alcon(2)	281	4.7	760	11.5	(63)	(33)
Corporate	(419)		(67)		nm	nm

Operating income from continuing operations	8,977	18.2	11,089	21.3	(19)	(2)

nm
= not meaningful

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Core Operating Income key figures(1)

	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit from continuing operations	36,900	38,821	(5)	5
Marketing & Sales	(11,729)	(12,355)	5	(5)
Research & Development	(8,738)	(8,723)	0	(6)
General & Administration	(2,389)	(2,552)	6	0
Other income	823	563	46	59
Other expense	(1,077)	(1,281)	16	7

Core operating income from continuing operations	13,790	14,473	(5)	10

As % of net sales	27.9	27.7

(1)
For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS Measures as Defined by Novartis".

        The adjustments made to operating income to arrive at core operating income from continuing operations amounted to $4.8 billion (2014: $3.4 billion). The increase was mainly driven by higher amortization of the new oncology assets in Innovative Medicines, higher legal settlement expense and higher acquisition-related expense, whereas 2014 included a commercial settlement gain of $302 million, partially offset by the provision of $204 million for the US healthcare reform fee.

        Excluding these items, core operating income from continuing operations decreased 5% (+10% cc) to $13.8 billion. Core operating income margin in constant currencies increased 1.3 percentage points mainly due to higher sales and productivity initiatives; currency had a negative impact of 1.1 percentage points, resulting in a margin of 27.9% of net sales, compared to 27.7% in 2014.

        The following table provides an overview of core operating income by segment:

	Year ended Dec 31, 2015	% of net sales	Year ended Dec 31, 2014	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1),(2)	10,862	32.6	11,075	31.8	(2)	13
Sandoz(2)	2,045	20.3	2,101	19.6	(3)	9
Alcon(2)	1,235	20.6	1,720	26.0	(28)	(15)
Corporate	(352)		(423)		17	11

Core operating income from continuing operations	13,790	27.9	14,473	27.7	(5)	10

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

Innovative Medicines

        Operating income was $7.8 billion (–11%, +6% cc) and included the effects of the acquisition of GSK's oncology portfolio, among other exceptional items.

        Core operating income, which excludes certain exceptional items, was $10.9 billion (–2%, +13% cc), helped by our ongoing efforts to improve productivity and control costs. Core operating income margin improved by 2.1 percentage points in constant currencies. However, that was offset by 1.3 percentage points of negative impact from currency exchange rates, yielding a core margin of 32.6% of net sales.

Research and development

        The following table provides an overview on the reported and core Research and Development expense of the Innovative Medicines Division:

	Year ended Dec 31, 2015(1)	Year ended Dec 31, 2014(1)	Change in $	Change in constant currencies
	$ m	$ m	%	%
Research and Exploratory Development	(2,739)	(2,894)	5	3
Confirmatory Development	(4,946)	(4,893)	(1)	(6)

Total Innovative Medicines Division Research and Development expense	(7,685)	(7,787)	1	(3)

as % of Innovative Medicines net sales to third parties	23.0	22.4
Core Research and Exploratory Development	(2,663)	(2,812)	5	3
Core Confirmatory Development	(4,839)	(4,620)	(5)	(10)

Total Core Innovative Medicines Division Research and Development expense	(7,502)	(7,432)	(1)	(5)

as % of Innovative Medicines net sales to third parties	22.5	21.3

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016

(2)
Core excludes impairments, amortization and certain other items.

        Innovative Medicines Division Research and Exploratory Development expenditure amounted to $2.7 billion in 2015, a decrease of 5% (+3% cc) compared to 2014. Confirmatory Development expenditures increased by 1% (–6% cc) to $4.9 billion, mainly driven by additional development expense for the newly acquired Oncology assets. Core R&D expense in the Innovative Medicines Division as percent of sales was flat in constant currencies, and currency had a negative impact of 1.2 percentage points mainly from the sales base, as the Core R&D expenses are primarily denominated in US dollars and Swiss francs, which resulted in a net increase of 1.2 percentage points to 22.5% of net sales.
Sandoz

        Operating income was $1.3 billion (–17%, –7% cc).

        Core operating income, which excludes certain exceptional items, decreased 3% (+9% cc) to $2.0 billion. Core operating income margin increased 0.8 percentage points in constant currencies and currency exchange rates had a negative impact of 0.1 percentage points, yielding a core margin of 20.3% of net sales.

Alcon

        Operating income was $0.3 billion (–63%,–33% cc).

        Core operating income, which excludes certain items, was $1.2 billion (–28%,–15% cc), impacted by lower sales, investments in product development, and increased provisions for bad debt in Asia. Core operating income margin declined 3.5 percentage points in constant currencies and currency exchange rates had a negative impact of 1.9 percentage points, yielding a core margin of 20.6% of net sales.

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

Non-Operating Income and Expense

        The following table provides an overview of non-operating income and expense:

	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Change in $	Change in constant currencies
	$ m	$ m	%	%
Operating income from continuing operations	8,977	11,089	(19)	(2)
Income from associated companies	266	1,918	(86)	(86)
Interest expense	(655)	(704)	7	2
Other financial income and expense	(454)	(31)	nm	nm

Income before taxes from continuing operations	8,134	12,272	(34)	(17)
Taxes	(1,106)	(1,545)	28	10

Net income from continuing operations	7,028	10,727	(34)	(18)
Net income from discontinued operations	10,766	(447)	nm	nm

Net income	17,794	10,280	73	91

Basic EPS ($) from continuing operations	2.92	4.39	(33)	(17)
Basic EPS ($) from discontinued operations	4.48	(0.18)	nm	nm

Total basic EPS ($)	7.40	4.21	76	94

        The following table provides an overview of core non-operating income and expense:

	Year ended Dec 31, 2015	Year ended Dec 31, 2014	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income from continuing operations	13,790	14,473	(5)	10
Income from associated companies	981	943	4	4
Interest expense	(655)	(704)	7	2
Other financial income and expense	(24)	(31)	23	nm

Core income before taxes from continuing operations	14,092	14,681	(4)	10
Taxes	(2,051)	(2,028)	(1)	(16)

Core net income from continuing operations	12,041	12,653	(5)	9
Core net loss from discontinued operations	(256)	102	nm	nm

Core net income	11,785	12,755	(8)	6

Core basic EPS ($) from continuing operations	5.01	5.19	(3)	10
Core basic EPS ($) from discontinued operations	(0.11)	0.04	nm	nm

Core basic EPS ($)	4.90	5.23	(6)	7

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

Interest Expense and other financial income and expense

        Interest expense from continuing operations decreased by 7% (+2% cc) to $655 million from $704 million in the prior year.

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

Discontinued Operations

	Year ended Dec 31, 2015	Year ended Dec 31, 2014
	$ m	$ m
Net sales to third parties from discontinued operations	601	5,816
Operating income from discontinued operations	12,477	(353)
Net income from discontinued operations	10,766	(447)
Attributable to:
Shareholders of Novartis AG	10,758	(444)
Non-controlling interests	8	(3)
Basic earnings per share ($) from discontinued operations	4.48	(0.18)
Free cash flow from discontinued operations	(230)	(172)

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

        Net income from discontinued operations amounted to $10.8 billion in 2015 compared to a net loss $447 million in 2014. For more information on discontinued operations see "—Factors Affecting Comparability of Year-On-Year Results of Operations", below and "Note 30. Discontinued Operations" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Total Group

        For the total Group, net income amounted to $17.8 billion compared to $10.3 billion in 2014, impacted by the exceptional divestment gains included in the net income from the discontinued operations. Basic earnings per share increased to $7.40 from $4.21.

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

        The comparability of the year-on-year results of our operations for the total Group can be significantly affected by acquisitions and divestments. The transactions of significance during 2016 and 2015 are mentioned below.

Significant transactions in 2016

Alcon—Acquisition of TRANSCEND MEDICAL, INC.

        On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was $332 million. Results of operations since the date of acquisition were not material.

Innovative Medicines—Acquisition of SELEXYS PHARMACEUTICALS CORPORATION

        On November 18, 2016, Novartis acquired Selexys Pharmaceuticals Corporation (Selexys), a privately-held, US-based company specializing in development of therapeutics in certain hematologic and inflammatory disorders, following receipt of results of the SUSTAIN study. The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to $268 million. Results of operations since the date of acquisition were not material.

Significant transactions in 2015

PORTFOLIO TRANSFORMATION TRANSACTION

        In 2015, Novartis completed a series of portfolio transformation transactions as follows:

Transaction with Eli Lilly and Company

        On January 1, 2015, Novartis closed its transaction with Eli Lilly and Company, USA (Lilly) announced in April 2014, to divest its Animal Health business for $5.4 billion in cash. This resulted in a pre-tax gain of $4.6 billion, which is recorded in operating income from discontinued operations.

Transactions with GlaxoSmithKline plc

        On March 2, 2015, Novartis closed its transactions with GlaxoSmithKline plc, Great Britain (GSK) announced in April 2014, with the following consequences:

Innovative Medicines—Acquisition of GSK oncology products

        Novartis acquired GSK's oncology products and certain related assets for an aggregate cash consideration of $16.0 billion. In 2015, from the date of acquisition the business generated net sales of $1.8 billion. Management estimates that sales for the entire year 2015 would have amounted to $2.1 billion had the oncology products been acquired at the beginning of the 2015 reporting period. The 2015 net results from operations on a reported basis since the acquisition date were not material, mainly due to amortization of intangible assets.

Vaccines—Divestment

        Novartis divested its Vaccines business (excluding its Vaccines influenza business) to GSK for up to $7.1 billion plus royalties. The $7.1 billion consists of $5.25 billion paid at closing and up to $1.8 billion in future milestone payments. The fair value of the contingent future milestones and royalties as at the acquisition date is $1.0 billion, resulting in a fair value of consideration received of $6.25 billion. Included in this amount is a $450 million milestone payment received in late March 2015. The sale of this business resulted in a pre-tax gain of $2.8 billion, which is recorded in operating income from discontinued operations.

Consumer Health—Combination of Novartis OTC with GSK Consumer Healthcare

        Novartis and GSK agreed to create a combined consumer healthcare business through the combination of Novartis OTC and GSK Consumer Healthcare businesses. On March 2, 2015, a new entity, GlaxoSmithKline Consumer Healthcare Holdings Ltd. (GSK Consumer Healthcare) was formed via the contribution of business from both Novartis and GSK. Novartis has a 36.5% interest in the newly created entity. Based on estimates of fair value exchanged, an investment in associated company of $7.6 billion was recorded. The resulting pre-tax gain, net of transaction related costs, of $5.9 billion is recorded in operating income from discontinued operations. The investment is accounted for using the equity method of accounting using estimated results for the last quarter of the year.

Additional GSK related costs

        The GSK transaction resulted in $0.6 billion of additional transaction-related costs that were expensed, thereof $0.3 billion paid in 2015.

Transaction with CSL

        On October 26, 2014, Novartis entered into an agreement with CSL to sell its Vaccines influenza business to CSL for $275 million. The transaction with CSL was completed on July 31, 2015, resulting in a partial reversal of the impairment recorded in 2014 in the amount of $0.1 billion, which is included in operating income from discontinued operations.

Other significant transactions in 2015

Innovative Medicines—Acquisition of SPINIFEX PHARMACEUTICALS, INC.

        On June 29, 2015, the Innovative Medicines Division acquired Spinifex Pharmaceuticals, Inc. (Spinifex), a US and Australia based, privately held development stage company, focused on developing a peripheral approach to treat neuropathic pain. The transaction closed on July 24, 2015, and the fair value of the total purchase consideration was $312 million. The 2015 results of operations since the date of acquisition were not material.

Innovative Medicines—Acquisition of ADMUNE THERAPEUTICS LLC

        On October 16, 2015, the Innovative Medicines Division acquired Admune Therapeutics LLC (Admune), a US-based, privately held company, broadening the Novartis pipeline of cancer immunotherapies. The fair value of the total purchase consideration amounted to $258 million. The 2015 results of operations since the date of acquisition were not material.

        For further details on significant transactions in 2016 and 2015, see "Note 2. Significant Transactions" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Classification as continuing operations and discontinued operations

        Following the April 22, 2014 announcement of the portfolio transformation transactions with Lilly and GSK, as described above, Novartis reported the Group's financial statements for the current and prior years as "continuing operations" and "discontinued operations".

        Continuing operations comprise the businesses of the Innovative Medicines, Sandoz and Alcon Divisions as well as the continuing Corporate activities. Continuing operations also include the results from oncology assets acquired from GSK and the estimated results from the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2, 2015 (the latter reported as part of income from associated companies).

        Discontinued operations included in 2015 the operational results from the Vaccines influenza business, prior to its divestment to CSL Limited on July 31, 2015, as well as results from the Vaccines non-influenza business and OTC business until March 2, 2015. Operational results from the Animal Health business, which was divested on January 1, 2015, include only the divestment gain.

        Discontinued operations in 2015 also included the exceptional pre-tax gain of $12.7 billion from the divestment of Animal Health ($4.6 billion) and from the transactions with GSK ($2.8 billion from the Vaccines non-influenza business and $5.9 billion arising from the contribution of Novartis OTC into GSK Consumer Healthcare Holdings Ltd.). In addition the GSK transactions resulted in $0.6 billion of additional transaction-related costs, which were expensed and reported in Corporate discontinued operations.

        Excluded from discontinued operations are certain intellectual property rights and related other revenues of the Vaccines Division, which are retained by Novartis and are now reported under Corporate activities.

        As required by IFRS, results of the discontinued operations excluded any further depreciation and amortization related to discontinued operations from the date of the portfolio transformation announcement of April 22, 2014.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our significant accounting policies are set out in "Note 1. Significant Accounting Policies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

Deductions from Revenues

        As is typical in the pharmaceutical industry, our gross sales are subject to various deductions which are primarily composed of rebates and discounts to retail customers, government agencies, wholesalers, health insurance companies and managed healthcare organizations. These deductions represent estimates of the related obligations, requiring the use of judgement when estimating the effect of these sales deductions on gross sales for a reporting period. These adjustments are deducted from gross sales to arrive at net sales.

        The following summarizes the nature of some of these deductions and how the deduction is estimated. After recording these, net sales represent our best estimate of the cash that we expect to ultimately collect. The US market has the most complex arrangements related to revenue deductions.

United States specific healthcare plans and program rebates

        The United States Medicaid Drug Rebate Program is administered by State governments using State and Federal funds to provide assistance to certain vulnerable and needy individuals and families. Calculating the rebates to be paid related to this program involves interpreting relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, product pricing and the mix of contracts and specific terms in the individual State agreements.

        The United States Federal Medicare Program, which funds healthcare benefits to individuals age 65 or older and certain disabilities, provides prescription drug benefits under Part D section of the program. This benefit is provided and administrated through private prescription drug plans. Provisions for estimating Medicare Part D rebates are calculated based on the terms of individual plan agreements, product sales and population growth, product pricing and the mix of contracts.

        We offer rebates to key managed healthcare and private plans in an effort to sustain and increase sales of our products. These programs provide a rebate after the plans have demonstrated they have met all terms and conditions set forth in their contract with us. These rebates are estimated based on the terms of individual agreements, historical experience, product pricing, and projected product growth rates.

        These provisions are adjusted based on established processes and experiences from filing data with individual states and plans. There is often a time lag of several months between us recording the revenue deductions and our final accounting for them.

Non-United States specific healthcare plans and program rebates

        In certain countries other than the US, we provide rebates to governments and other entities. These rebates are often mandated by laws or government regulations.

        In several countries, especially in Europe and Australia, we enter into innovative pay-for-performance arrangements with certain healthcare providers. Under these agreements, we may be required to make refunds to the healthcare providers or to provide additional medicines free of charge if anticipated treatment outcomes do not meet predefined targets. Potential refunds and the delivery of additional medicines at no cost are estimated and recorded as a deduction of revenue at the time the related revenues are recorded. Estimates are based on historical experience and clinical data. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition would be deferred until such history would be available. In addition, we offer global patient assistance programs.

        There is often a time lag of several months between us recording the revenue deductions and our final accounting for them.

Non-healthcare plans and program rebates, returns and other deductions

        We offer rebates to purchasing organizations and other direct and indirect customers to sustain and increase market share for our products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and projected product growth rates.

        Charge-backs occur where our subsidiaries have arrangements with indirect customers to sell products at prices that are lower than the price charged to wholesalers. A charge-back represents the difference between the invoice price to the wholesaler and the indirect customer's contract price. We account for vendor charge-backs by reducing revenue for the estimate of charge-backs attributable to a sale transaction. Provisions for estimated charge-backs are calculated using a combination of factors such as historical experience, product growth rates, payments, product pricing, level of inventory in the distribution channel, the terms of individual agreements and our estimate of the claims processing time lag.

        When we sell a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates. Other factors considered include actual product recalls, expected marketplace changes, the remaining shelf life of the product, and the expected entry of generic products. In 2016, sales returns amounted to approximately 1% of gross product sales. If sufficient experience is not available, sales are only recorded based on evidence of product consumption or when the right of return has expired.

        We enter into distribution service agreements with major wholesalers, which provide a financial disincentive for the wholesalers to purchase product quantities in excess of current customer demand. Where possible, we adjust shipping patterns for our products to maintain wholesalers' inventory levels consistent with underlying patient demand.

        We offer cash discounts to customers to encourage prompt payment. Cash discounts are estimated and accrued at the time of invoicing and are deducted from revenue.

        Following a decrease in the price of a product, we generally grant customers a "shelf stock adjustment" for their existing inventory for the relevant product. Provisions for shelf stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline or at the point of sale, if the impact of a price decline on the products sold can be reasonably estimated based on the customer's inventory levels of the relevant product.

        Other sales discounts, such as consumer coupons and co-pay discount cards, are offered in some markets. The estimated amounts of these discounts are recorded at the time of sale, or when the coupons are issued, and are estimated utilizing historical experience and the specific terms for each program. If a discount for a probable future transaction is offered as part of a sales transaction then an appropriate portion of revenue is deferred to cover this estimated obligation.

        We adjust provisions for revenue deductions periodically to reflect actual experience. To evaluate the adequacy of provision balances, we use internal and external estimates of the inventory in transit, the level of inventory in the distribution and retail channels actual claims data received and the time lag for processing rebate claims. External data sources include reports from wholesalers and third-party market data purchased by Novartis.

        The following table shows the worldwide extent of our revenue deductions provisions and related payment experiences for the Innovative Medicines, Sandoz and Alcon Divisions:

PROVISIONS FOR DEDUCTIONS FROM REVENUE

				Income statement charge
		Effect of currency translation and business combinations				Change in provisions offset against gross trade receivables
	Revenue deductions provisions at January 1						Revenue deductions provisions at December 31
			Payments/ utilizations	Adjustments of prior years	Current year
	$ m	$ m	$ m	$ m	$ m	$ m	$ m
2016
US-specific healthcare plans and program rebates	1,165		(3,203)	7	3,492		1,461
Non-US-specific healthcare plans and program rebates	1,024	(31)	(1,844)	(26)	1,883	14	1,020
Non-healthcare plans and program-related rebates, returns and other deductions	1,601	(19)	(11,142)	(117)	11,383	(4)	1,702

Total continuing operations 2016	3,790	(50)	(16,189)	(136)	16,758	10	4,183

2015
US-specific healthcare plans and program rebates	1,097		(2,823)	(90)	2,981		1,165
Non-US-specific healthcare plans and program rebates	1,015	(109)	(1,716)	(3)	1,846	(9)	1,024
Non-healthcare plans and program-related rebates, returns and other deductions	1,421	(69)	(10,679)	(124)	10,993	59	1,601

Total continuing operations 2015	3,533	(178)	(15,218)	(217)	15,820	50	3,790

2014
US-specific healthcare plans and program rebates	1,376		(3,118)	(186)	3,025		1,097
Non-US-specific healthcare plans and program rebates	1,145	(124)	(1,743)	(19)	1,787	(31)	1,015
Non-healthcare plans and program-related rebates, returns and other deductions	1,427	(83)	(9,046)	(52)	9,564	(389)	1,421

Total continuing operations 2014	3,948	(207)	(13,907)	(257)	14,376	(420)	3,533

        The table below shows the gross to net sales reconciliation for our Innovative Medicines Division:

GROSS TO NET SALES RECONCILIATION

	Income statement charge
	Charged through revenue deduction provisions	Charged directly without being recorded in revenue deduction provisions	Total	In % of gross sales
	$ m	$ m	$ m
2016
Innovative Medicines gross sales subject to deductions			42,630	100.0

US-specific healthcare plans and program rebates	(3,051)		(3,051)	(7.2)
Non-US-specific healthcare plans and program rebates	(1,352)	(885)	(2,237)	(5.2)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,736)	(2,044)	(4,780)	(11.2)

Total Innovative Medicines gross to net sales adjustments	(7,139)	(2,929)	(10,068)	(23.6)

Innovative Medicines net sales 2016			32,562	76.4

2015(1)
Innovative Medicines gross sales subject to deductions			42,460	100.0

US-specific healthcare plans and program rebates	(2,533)		(2,533)	(6.0)
Non-US-specific healthcare plans and program rebates	(1,238)	(762)	(2,000)	(4.7)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,831)	(1,751)	(4,582)	(10.8)

Total Innovative Medicines gross to net sales adjustments	(6,602)	(2,513)	(9,115)	(21.5)

Innovative Medicines net sales 2015			33,345	78.5

2014(1)
Innovative Medicines gross sales subject to deductions			43,768	100.0

US-specific healthcare plans and program rebates	(2,524)		(2,524)	(5.8)
Non-US-specific healthcare plans and program rebates	(1,293)	(830)	(2,123)	(4.8)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,395)	(1,898)	(4,293)	(9.8)

Total Innovative Medicines gross to net sales adjustments	(6,212)	(2,728)	(8,940)	(20.4)

Innovative Medicines net sales 2014			34,828	79.6

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

Surgical Equipment Revenue

        Surgical equipment is often sold together with other products and services under a single contract. The total consideration is allocated to the separate elements based on their relative fair values. Revenue is recognized once the recognition criteria have been met for each element of the contract.

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

        An asset is generally considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Novartis adopts the fair value less costs of disposal method for its impairment evaluation. In most cases no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate of fair value less costs of disposal is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value in use method is applied, net present value techniques are utilized using pre-tax cash flows and discount rates.

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

  –
  appropriate discount rate.

        Due to the above factors and those further described in "Note 1. Significant Accounting Policies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of the grouping of cash generating units to which goodwill and indefinite life intangible assets are allocated is based on fair value less costs of disposal. The valuations are derived from applying discounted future cash flows based on key assumptions, including the terminal growth rate and discount rate. For additional information see "Note 11. Goodwill and Intangible Assets" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        In 2016, intangible asset impairment charges for continuing operations of $591 million were recognized, of which $522 million were recorded in the Innovative Medicines Division and $65 million in the Sandoz Division and $4 million in the Alcon Division.

        In 2015, intangible asset impairment charges of continuing operations amounted to $206 million ($178 million in the Innovative Medicines Division and $27 million in the Sandoz Division and $1 million in the Alcon Division).

        In 2016, there was no reversal of prior year impairment charges (2015: $40 million).

        Goodwill and other intangible assets represent a significant part of our consolidated balance sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment evaluation could lead to material impairment charges in the future. For more information, see "Note 11. Goodwill and Intangible Assets" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        Additionally, net impairment charges for property, plant and equipment from continuing operations during 2016 amounted to $102 million (2015: $80 million).

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

Contingent Consideration

        In a business combination or divestment of a business, it is necessary to recognize contingent future payments to previous or from new owners representing contractually defined potential amounts as a liability or asset. Usually for Novartis these are linked to milestone or royalty payments related to certain assets and are recognized as a financial liability or asset at their fair value which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment and if material, appropriately discounted to reflect the impact of time. Changes in the fair value of contingent consideration liabilities are recognized in the consolidated income statement in "Cost of goods sold" for currently marketed products and in "Research & Development" for In-Process Research and Development (IPR&D). Changes in contingent consideration assets are recognized in "Other revenue", "Other income" or "Other expense", depending on its nature. The effect of unwinding the discount over time is recognized in "Interest expense" in the consolidated income statement. Novartis does not recognize contingent consideration associated with asset purchases outside of a business combination that are conditional upon future events which are within its control until such time as there is an unconditional obligation. If the contingent consideration is outside the control of Novartis, a liability is recognized once it becomes probable that the contingent consideration will become due. In both cases, if appropriate, a corresponding asset is recorded.

Impairment of Associated Companies Accounted for at Equity

        Novartis considers investments in associated companies for impairment evaluation whenever indicators are noted for example when there is a quoted share price indicating a fair value less than the per-share balance sheet carrying value for the investment.

        "Marketable securities" are financial assets recorded in Corporate and consisting principally of quoted equity and quoted debt securities as well as fund investments which are principally traded in liquid markets. Marketable securities that are held for long-term strategic purposes and typically recorded in the Divisions are classified as non-current financial assets. They include equity securities and fund investments.

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

        Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants among other factors. For example, in 2016, a decrease in the interest rate we apply in determining the present value of the defined benefit obligations of one quarter of one percent would have increased our year-end defined benefit pension obligation for plans in Switzerland, US, UK, Germany and Japan, which represent 95% of the Group total defined benefit pension obligation, by approximately $0.8 billion. Similarly, if the 2016 interest rate had been one quarter of one percentage point lower than actually assumed, net periodic pension cost for pension plans in these countries, which represent about 92% of the Group's total net periodic pension cost for pension plans, would have increased by approximately $27 million. Depending on events, such differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Note 25. Post-Employment Benefits for Associates" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Provisions and Contingencies

        A number of Group companies are involved in various government investigations and legal proceedings (intellectual property, sales and marketing practices, product liability, commercial, employment and wrongful discharge, environmental claims, etc.) arising out of the normal conduct of their businesses. For more information, see "Note 20. Provisions and other non-current Liabilities" and "Note 28 Commitments and Contigencies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        We record provisions for legal proceedings when it is probable that a liability has been incurred and the amount can be reliably estimated. These provisions are adjusted periodically as assessments change or additional information becomes available. For significant product liability cases the provision is actuarially determined based on factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported.

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

Taxes

        We prepare and file our tax returns based on an interpretation of tax laws and regulations, and record estimates based on these judgments and interpretations. Our tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Since Novartis uses its intellectual property globally to deliver goods and services, the transfer prices within the Group as well as arrangements between subsidiaries to finance research & development and other activities may be challenged by the national tax authorities in any of the jurisdictions in which Novartis operates. Therefore, inherent uncertainties exist in our estimates of our tax positions, but we believe that our estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

New Accounting Pronouncements

        See "Note 1. Significant Accounting Policies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Internal Control over Financial Reporting

        The Group's management has assessed the effectiveness of internal control over financial reporting. The Group's independent statutory auditor also issued an opinion on the effectiveness of internal control over financial reporting. Both the Group's management and its external auditors concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016.

FACTORS AFFECTING RESULTS OF OPERATIONS

Transformational changes Fueling Demand

Golden age for medical research

        Innovation in medical science is accelerating, driven by new therapeutic approaches. The number of new treatments underscores this trend. For instance, the average annual number of new drug molecules approved by the US Food and Drug Administration from 2012 through 2016 increased 46% compared to the prior five years.

        Researchers are developing exciting new ways to treat diseases. Examples include gene editing and gene therapies, as well as RNA-based treatments that can intervene in how cells create specific proteins. Oncology is a particularly fast-evolving field and includes advances such as cell therapies to attack cancer cells, and vaccines that help people ward off the development of cancer in the first place.

        The sophisticated new treatment approaches emerging from this golden age of medical research offer society and patients new hope for tackling the many diseases that still lack effective treatments.

        Digital technology is also playing an increasingly important role in healthcare. Remote monitoring of patients, advanced data analytics, and other digital applications are changing the way clinical trials are conducted, as well as the way patients are treated. Technology is also being used to augment the effectiveness of traditional medicines.

        This opens new possibilities for healthcare companies to further improve health outcomes for patients. It is also attracting technology companies to the healthcare industry. Their special skills make them potential partners for science-based companies like Novartis, which have skills they lack, such as deep clinical and regulatory expertise.

Growing and graying populations

        The world's population continues to grow, with an additional 1 billion people expected to join the human race by 2030, bringing the total number of inhabitants to about 8.5 billion, predicts the United Nations. Most of this population growth is expected to be in the developing world, where there continues to be tremendous unmet medical need. The world's population also continues to age rapidly, with the number of people aged 60 or older expected to increase by more than 500 million by 2030, to 1.4 billion people.

        At the same time, millions of people are migrating from rural areas to cities, sparking changes in lifestyle and diet that over time can affect their health. More than half the world's population now lives in cities and towns, and this number is expected to grow to about 5 billion people by 2030.

        These trends are fueling a global increase in chronic diseases such as diabetes and heart disease that may require patients to follow years or even decades of treatment. Cancer and cardiovascular diseases will cause half of all deaths worldwide by 2025, predicts the World Health Organization.

Rising pressure on healthcare costs

        These factors are contributing to higher demand for healthcare worldwide and putting healthcare systems under increasing cost pressure. Healthcare costs globally have risen at a rate of about 10% annually in recent years, according to Aon Hewitt, well above the general inflation rate. In many countries, overall spending on healthcare continues to grow as a proportion of total economic activity. The US spends the most, at 17% of all the goods and services produced in the country, according to the Organization for Economic Cooperation and Development.

        Responding to the world's rising healthcare needs represents a significant opportunity for healthcare companies such as Novartis in the coming years and decades. However, healthcare companies also have an important role to play in ensuring healthcare systems are sustainable over the long haul.

        The pressure on healthcare systems already has governments and health insurers looking for ways to slow the rise in spending, while still providing quality care for as many people as possible. In some cases, they are employing tough tactics, from limiting access to treatment and slowing the uptake of innovative new medicines, to shifting more of the cost to individual patients.

        This trend means healthcare companies increasingly find themselves squeezed by conflicting demands to provide cost-effective treatments, while at the same time continuing to use the latest technology to pursue breakthrough medicines and devices. Rising costs have also helped fuel a heated public debate about the pharmaceutical industry's pricing practices and have prompted a heightened level of scrutiny.

        Indeed, the possibility of political or regulatory action on drug prices has become a greater risk for the entire industry, including Novartis. Such action could take a variety of forms, from restrictions on price increases and mandates to provide broad access to treatments, to changes in intellectual property laws. For more on the risks Novartis faces and the steps we are taking to address them, please see "—Approach to Risk Management" below. One response to rising costs that is gaining momentum with governments, insurers and healthcare companies is to shift healthcare systems toward a focus on producing better health outcomes, rather than simply paying for pills and healthcare services.

        For instance, the European Commission has sanctioned a value-based tendering approach for medical devices that allows companies to include measures of health outcomes in their price calculations. Elsewhere, the US Centers for Medicare & Medicaid Services is a year ahead of schedule in reaching its target of converting 50% of spending to quality-based payments that take into account both health outcomes and cost-effectiveness.

        Novartis has also advocated a value-based approach as a way of improving efficiency in healthcare, and has agreed to be reimbursed for certain products based partly on health outcomes.

        Taken together, the evolving trends we see in society and the healthcare industry reinforce our conviction that our strategy of focusing on innovation and improved health outcomes for patients is the correct one to steer us through a shifting healthcare landscape. Our attention remains on executing our strategy as effectively as possible.

Increasingly Challenging Business Environment

Loss of exclusivity for patented products

        Pharmaceutical companies routinely face generic competition when their products lose patent or other intellectual property protection, and Novartis is no exception. Major products of our Innovative Medicines and Alcon Divisions, as well as certain products of our Sandoz Division, are protected by patent or other intellectual property rights—allowing us to exclusively market those products. The loss of exclusivity has had, and will continue to have, an adverse effect on our results. In 2016, the impact of generic competition on our net sales amounted to $2.4 billion.

        Some of our best-selling products have started to, or are expected to, face considerable competition due to the expiration of patent or other intellectual property protection. For example, we faced generic competition for Gleevec/Glivec in the US, Japan and certain EU countries for most of 2016. In the remaining EU countries, certain of our Glivec intellectual property rights expired in December 2016, and generic competition there has begun. Looking forward, certain intellectual property protecting Afinitor and Gilenya will expire in 2018, 2019 and 2020. In addition, some of the patents protecting these products are being challenged in the US, raising the possibility of an earlier entry of generic competition.

        To counter the impact of patent expirations, we continuously invest in R&D to rejuvenate our portfolio. For example, in 2016, we invested 18.6% of total net sales in R&D. One measure of the output of our efforts is the performance of our growth products—products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). These products accounted for 35% of total net sales in 2016, up 20% ($) from the previous year.

Ability to deliver new products

        Our ability to maintain and grow our business—and to replace revenue and income lost to generic and other competition—depends in part on the success of our R&D activities in identifying and developing new treatments that address unmet medical needs, are accepted by patients and physicians, and are reimbursed by payors.

        Developing new healthcare products and bringing them to market is a costly, lengthy and uncertain process. R&D for a new product in our Innovative Medicines Division can take 15 years or more, from discovery to commercial launch. With time limits on intellectual property protections, the longer it takes to develop a product, the less time we may have to recoup our costs. During each stage of development, there is a significant risk that we will encounter obstacles. They may cause a delay or add substantial expense, limit the potential for commercial success, or force us to abandon a product in which we have invested substantial amounts of time and money.

        In addition, as healthcare costs continue to rise, governments and payors around the world are increasingly focused on health outcomes, rewarding new products that represent truly breakthrough innovation versus those that offer an incremental benefit over other products in the same therapeutic class. This has led to requests for more clinical trial data, for the inclusion of more patients in clinical trials, and for more detailed analyses of the trials. As a result, the already lengthy and expensive process of obtaining regulatory approvals and reimbursement for pharmaceutical products has become even more challenging.

        Our Sandoz Division faces similar challenges, particularly in the development of biosimilars. While Sandoz was a pioneer in introducing biosimilars to the European market in 2006, and was the first company to win approval for a biosimilar under the new regulatory pathway in the US in 2015, many countries still lack fully developed regulatory frameworks for the development and approval of biosimilars. Further delays in establishing regulatory frameworks, or any other difficulties that may arise in the development or marketing of biosimilars, could put at risk the significant investments that Sandoz has made, and will continue to make, in this area.

        Our Alcon Division faces medical device development and approval processes that are often similarly difficult. As part of its growth plan, Alcon is taking steps to accelerate innovation. It has started to see the results of its efforts, with the approval and launch in 2016 of two new intraocular lenses, PanOptix and UltraSert, as well as a multifocal version of Dailies Total1. But there is no certainty that Alcon will continue to be successful in these efforts, and if it is not, there could be a material adverse effect on the success of the Alcon Division, and on the Group as a whole.

        In spite of our significant investments, there can be no guarantee that our R&D activities will produce commercially viable new products that will enable us to grow our business and replace revenue and income lost to competition.

Commercial success of key growth products

        Our ability to grow depends not only on our pipeline delivery, but also on our commercial success, particularly with respect to our growth products, which we consider to be an indicator of our ability to renew our portfolio. The commercial success of these products could be impacted at any time by a number of factors, including new competitors, changes in doctors' prescribing habits, pricing pressure, manufacturing issues, or loss of intellectual property protection. In addition, our revenue could be significantly impacted by the timing and rate of commercial acceptance of key new products.

        All of our businesses face intense competition from new products and scientific advances from competitors. Physicians, patients and payors may choose competitor products instead of ours if they perceive them to be better in terms of efficacy, safety, cost or convenience. In our Oncology business, for example, Afinitor saw sales decline in 2016 due to new treatment options in advanced breast cancer and renal cell carcinoma in the US. Sales increases for Afinitor in other indications, such as neuroendocrine tumors of gastrointestinal or lung origin, were unable to compensate.

        Our Alcon Division also faced significant competitive pressure in 2016. Alcon is implementing a growth plan to counteract this pressure, including steps such as accelerating innovation and increasing investments in new product launches. While we are starting to see signs of progress, such as contact lens market share gains in certain European countries where we started investing in direct-to-consumer advertising, there is no certainty that our actions and investments will be sufficient to offset competition and return the division to growth. Should our efforts fail to accomplish their goals, or fail to do so in a timely manner, it could have a material adverse impact on our business, financial condition, or results of operations beyond the near term, as well.

Pricing and reimbursement

        Around the world, governments and payors continue to struggle with rising healthcare costs as aging populations contribute to increased prevalence of chronic diseases. There have also been examples, particularly in the US, of significant controversies about prices for pharmaceuticals that some members of the public have considered excessive. These factors have intensified the pressures we face regarding the prices we charge for our drugs, and on our ability to establish satisfactory rates of reimbursement for our products by governments, insurers and other payors.

        We expect scrutiny to continue in 2017 and following years as governments and insurers around the world strive to reduce healthcare costs through steps such as restricting access to higher priced new medicines, increasing coinsurance or copays owed by patients for medicines, increasing the use of generics, and imposing price cuts. In this environment, we believe it is more important than ever to demonstrate the value that true innovation brings to the healthcare system.

        To manage these pressures, we are investing in real-world data and analytics to provide additional evidence of the health benefits of our products, exploring new technologies and patient management services, and partnering with payors to develop and scale outcomes-based commercial models. For example, we are working with customers on flexible pricing approaches where we are fully compensated only if a drug succeeds in meeting certain performance targets.

Business practices

        In recent years, there has been a trend of increasing government investigations and litigation against companies operating in our industry, including in the US and other countries. We are obligated to comply with the laws of all countries in which we operate, as well as any new requirements that may be imposed upon us. But beyond legal requirements, we strive to meet evolving public expectations for ethical behavior. We have a significant global compliance program in place, and devote substantial time and resources to ensure that our business is conducted in a legal and publicly acceptable manner. Despite our efforts, any failure to comply with the law could lead to substantial liabilities that may not be covered by insurance and could affect our business and reputation.

        Governments and regulatory authorities worldwide are also increasingly challenging practices previously considered to be legal and compliant. For example, sponsoring doctors to attend medical conferences has long been used by pharmaceutical companies to help raise awareness of the latest advances in medicine. One of our goals in 2016 was to find better and more inclusive ways to reach a broader cross-section of this community. We have therefore started to employ technology to supplement face-to-face meetings and bring the experience of international congresses to the local level.

        Responding to these challenges and new regulations is costly. Investigations and litigation may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the US and other countries, potentially large damage payments and agreements intended to regulate company behavior. This is why we continued to strengthen the Integrity & Compliance (I&C) function in 2016. The function now has 375 employees, 175 of whom were added in the last three years.

        We also introduced a new Chief Ethics and Compliance Officer, reporting directly to the CEO, in 2016. The new Chief Ethics and Compliance Officer is also Head of Litigation, reporting to the Group General Counsel of Novartis. By bringing the I&C and Legal functions closer together, we can evaluate facts that are at issue in lawsuits to determine if additional compliance actions or policies are warranted. We expect this will help us constantly improve our compliance activities.

Supply continuity

        The production of pharmaceutical products and medical devices can be highly complex, and any manufacturing issue compromising supply or quality could have serious consequences for the health of patients. For this reason, there are strict regulatory requirements surrounding our manufacturing processes, which introduce a greater chance for disruptions and liabilities. For example, government authorities monitor our manufacturing facilities, and if they fail to meet requirements, there is a risk that they could be shut down. Disturbances in our supply chain could lead to product shortages, lost revenue and litigation.

        Beyond regulatory requirements, many of our products involve technically sophisticated manufacturing processes or require specialized raw materials. For example, biologic products—produced from living plant or animal micro-organisms—comprise a significant portion of our product portfolio. For biologic products, slight deviations in the production process could lead to production failures or recalls. Our portfolio also includes a number of sterile products, such as oncology treatments, which are technically complex to manufacture and require strict environmental controls. There is a greater chance of production failures and supply interruptions for such products.

        Given the complexity of our manufacturing processes, we have worked for several years to adopt a single high-quality standard across the company. We believe these efforts are having an impact. The results of inspections by regulatory agencies in 2016 were consistent with the year before. Out of a total of 206 inspections, all but four (98%) were without major findings. Novartis took a further step in 2016 in our ongoing commitment to improvement, realigning our quality organization into a single, enterprise-wide group under one leader.

Foreign exchange fluctuations

        Changes in exchange rates between the US dollar, our reporting currency, and other currencies can have a significant effect on our reported sales, costs and earnings, as well as on the reported value of our assets, liabilities and cash flows.

        For example, because our expenditures in Swiss francs are significantly higher than our revenue in Swiss francs, volatility in the value of the Swiss franc can have a significant impact on our reported results, and the timing and extent of such volatility can be difficult to predict.

        There is also a risk that certain countries could take steps that could significantly impact the value of their currencies, such as withdrawing from trade agreements or common currencies. In addition, countries may experience periods of high inflation. This could lead them to devalue their currencies or set exchange controls, as Venezuela has done. Ongoing conditions in Venezuela and other such countries could lead to further devaluations, which could result in significant additional financial losses to the Group in the future.

        To mitigate the risk posed by foreign exchange fluctuations, we engage in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity.

Intangible assets and goodwill

        We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, primarily due to acquisitions. As a result, we may incur significant impairment charges if the fair value of intangible assets and groupings of cash generating units containing goodwill would be less than their carrying value on the Group's consolidated balance sheet at any point in time.

        We regularly review our long-lived intangible and tangible assets for impairment. In 2016, for example, we recorded intangible asset impairment charges of $591 million. Impairment testing may lead to additional impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition.

Tax

        Our worldwide operations are taxed under laws in the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities as to the determination of profits to be taxed in individual countries. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the incidence of double taxation on our revenues and capital gains.

        But in recent years, tax authorities around the world have increased their scrutiny of companies tax filings and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development (OECD) has proposed a number of tax law changes under its Base Erosion and Profit Shifting (BEPS) Action Plans to address issues of transparency, coherence and substance.

        At the same time, the European Commission is finalizing the Anti Tax Avoidance Directive and continues to expand the application of the fiscal state aid policy and the respective investigation on tax ruling practices. These tax reform initiatives on the OECD and European levels also need local country implementation, including in our home country of Switzerland, which may result in significant changes to established tax principles and could lead to an increased risk of international tax disputes.

        Although we have taken steps to be in compliance with the evolving OECD and European tax initiatives, and will continue to do so, significant uncertainties remain as to the outcome of the Swiss and other countries' tax reform efforts. Such efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, could require us to adapt our tax structure, increase our effective tax rate and adversely affect our financial results.

IT security, data integrity & data privacy

        Our business is heavily dependent on critical, complex and interdependent information technology (IT) systems, including Internet-based systems, to support business processes.

        The size and complexity of our IT systems, and—in some instances—their age, make them potentially vulnerable to external and internal security breaches, breakdowns, malicious intrusions, malware, misplaced and lost data, programming and human errors, and other similar events. Although we have devoted and continue to devote significant resources and management attention to the protection of our data and information technology, like many companies, we have experienced such events and expect to continue to experience them in the future. We believe that the data security breaches we have experienced to date have not resulted in significant disruptions to our operations, and will not have a significant adverse effect on our current or future results of operations. However, we may not be able to prevent breakdowns or breaches in our systems that could have a material adverse effect on our business, financial condition, results of operation, or reputation.

        In addition, our use of information technologies, including the Internet, social media, mobile technologies, and technology-based medical devices—as well as other routine business operations—sometimes involves gathering personal information (including sensitive personal information) regarding our patients, vendors, customers, employees, collaborators and others. Breaches of our systems or other failures to protect such information could expose the personal information of third parties to unauthorized persons. Such information breaches could result in significant potential liability and reputational harm.

Approach to Risk Management

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

        The Group Risk Office coordinates and aligns the risk management processes, and reports to the Risk Committee on a regular basis on risk assessment and risk management. Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk assessment and management is allocated to the divisions, organizational units, and functions, with specialized Corporate functions, such as Group Finance, Group Legal, Group Quality Assurance, Corporate Health, Safety and Environment, Business Continuity Management, Integrity and Compliance and the Business Practices Office, providing support and controlling the effectiveness of the risk management in these respective areas.

        Financial risk management is described in more detail in "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

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

Core Results

        The Group's core results—including core operating income, core net income and core earnings per share—exclude fully the amortization and impairment charges of intangible assets, excluding software, and certain acquisition related items. The following items that exceed a threshold of $25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $25 million threshold.

        Novartis believes that investor understanding of the Group's performance is enhanced by disclosing core measures of performance because, as they exclude items that can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group's performance.

        The following are examples of how these core measures are utilized:

  –
  In addition to monthly reports containing financial information prepared under IFRS, senior management receives a monthly analysis incorporating these core measures.

  –
  Annual budgets are prepared for both IFRS and core measures.

        A limitation of the core measures is that they provide a view of the Group's operations without including all events during a period, such as the effects of an acquisition, divestments, or amortization/impairment of purchased intangible assets and restructurings.

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

        Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchange rates:

  –
  The impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to $; and

  –
  The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.

        We calculate constant currency measures by translating the current year's foreign currency values for sales and other income statement items into $, using the average exchange rates from the prior year and comparing them to the prior year values in $.

        We use these constant currency measures in evaluating the Group's performance, as they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.

Growth Rate Calculation

        For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.

Free Cash Flow

        Novartis defines free cash flow as cash flow from operating activities and cash flow associated with the purchase or sale of property, plant and equipment, and intangible, other non-current and financial assets, excluding marketable securities. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests in subsidiaries are not taken into account to determine free cash flow.

        Free cash flow is presented as additional information because Novartis considers it to be a useful indicator of the Group's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

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

	2016	2015	Change
	$ m	$ m	$ m
Operating income from continuing operations	8,268	8,977	(709)
Depreciation of property, plant & equipment	1,489	1,470	19
Amortization of intangible assets	3,861	3,755	106
Impairments of property, plant & equipment, and intangible assets	693	246	447

EBITDA from continuing operations	14,311	14,448	(137)

Enterprise value

        Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Group's liquidity.

	Dec 31, 2016	Dec 31, 2015	Change
	$ m	$ m	$ m
Market capitalization	172,048	208,321	(36,273)
Non-controlling interests	59	76	(17)
Financial debts and derivatives	23,802	21,931	1,871
Liquidity	(7,777)	(5,447)	(2,330)

Enterprise value	188,132	224,881	(36,749)

Enterprise value/EBITDA	13	16

        2016 AND 2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS

	Innovative Medicines(1)
			Sandoz		Alcon
							Corporate		Total Group
		2015(2) restated		2015(2) restated		2015(2) restated
	2016		2016		2016		2016	2015	2016	2015
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
IFRS operating income from continuing operations	7,426	7,815	1,445	1,300	(132)	281	(471)	(419)	8,268	8,977

Amortization of intangible assets	2,440	2,367	460	447	901	895			3,801	3,709

Impairments
Intangible assets	522	138	65	27	4	1			591	166
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	6	(7)	83					(6)	89
Other property, plant & equipment	76	(45)	8	14		1		21	84	(9)
Financial assets	18	32					99	91	117	123

Total impairment charges	617	131	66	124	4	2	99	112	786	369

Acquisition or divestment related items
—Income	(68)	(22)		(1)			(229)	(260)	(297)	(283)
—Expense	41	214		1			223	250	264	465

Total acquisition or divestment related items, net	(27)	192		0			(6)	(10)	(33)	182

Other items
Divestment gains	(608)	(626)	(6)				(48)	(54)	(662)	(680)
Restructuring items
—Income	(41)	(30)	(23)		(4)	(4)	(5)	(5)	(73)	(39)
—Expense	418	422	123	121	33	29	65	57	639	629
Legal-related items
—Income	(99)								(99)
—Expense	205	578		40		4		(30)	205	592
Additional income	(61)	(119)		(2)	(13)	(5)	(22)	(68)	(96)	(194)
Additional expense	84	132	6	15	61	33	100	65	251	245

Total other items	(102)	357	100	174	77	57	90	(35)	165	553

Total adjustments	2,928	3,047	626	745	982	954	183	67	4,719	4,813

Core operating income from continuing operations	10,354	10,862	2,071	2,045	850	1,235	(288)	(352)	12,987	13,790

As % of net sales	31.8%	32.6%	20.4%	20.3%	14.6%	20.6%			26.8%	27.9%
Income from associated companies			6	2			697	264	703	266
Core adjustments to income from associated companies, net of tax							431	715	431	715
Interest expense									(707)	(655)
Other financial income and expense(3)									(99)	(24)
Taxes (adjusted for above items)									(2,001)	(2,051)

Core net income from continuing operations									11,314	12,041
Core net loss from discontinued operations(4)										(256)

Core net income									11,314	11,785

Core net income attributable to shareholders									11,307	11,774

Core basic EPS from continuing operations ($)(5)									4.75	5.01
Core basic EPS from discontinued operations ($)(5)										(0.11)

Total core basic EPS ($)(5)									4.75	4.90

(1)
Formerly named the Pharmaceuticals Division

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(3)
Adjusted for charges of $0.3 billion related mainly to Venezuela subsidiaries (2015: $0.4 billion)

(4)
For details on 2015 discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 and 2014 Reconciliation of IFRS Results to Core Results—Discontinued Operations".

(5)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

        2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS

	Innovative Medicines(1)
			Sandoz		Alcon
							Corporate		Total Group
	2015(2) restated	2014(2) restated	2015(2) restated	2014(2) restated	2015(2) restated	2014(2) restated
							2015	2014	2015	2014
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
IFRS operating income from continuing operations	7,815	8,826	1,300	1,570	281	760	(419)	(67)	8,977	11,089

Amortization of intangible assets	2,367	1,401	447	448	895	891		3	3,709	2,743

Impairments
Intangible assets	138	238	27	39	1				166	277
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	6	23	83						89	23
Other property, plant & equipment	(45)	(8)	14	7	1	(1)	21	23	(9)	21
Financial assets	32	20		1			91	91	123	112

Total impairment charges	131	273	124	47	2	(1)	112	114	369	433

Acquisition or divestment related items
—Income	(22)		(1)				(260)		(283)
—Expense	214	33	1				250		465	33

Total acquisition or divestment related items, net	192	33	0				(10)		182	33

Other items
Divestment gains	(626)	(237)					(54)	(294)	(680)	(531)
Restructuring items
—Income	(30)	(59)		(3)	(4)	(21)	(5)		(39)	(83)
—Expense	422	664	121	21	29	63	57	1	629	749
Legal-related items
—Income
—Expense	578	125	40		4		(30)	30	592	155
Additional income	(119)	(158)	(2)		(5)	(29)	(68)	(315)	(194)	(502)
Additional expense	132	207	15	18	33	57	65	105	245	387

Total other items	357	542	174	36	57	70	(35)	(473)	553	175

Total adjustments	3,047	2,249	745	531	954	960	67	(356)	4,813	3,384

Core operating income from continuing operations	10,862	11,075	2,045	2,101	1,235	1,720	(352)	(423)	13,790	14,473

As % of net sales	32.6%	31.8%	20.3%	19.6%	20.6%	26.0%			27.9%	27.7%
Income from associated companies		812	2	4			264	1,102	266	1,918
Core adjustments to income from associated companies, net of tax		(812)					715	(163)	715	(975)
Interest expense									(655)	(704)
Other financial income and expense(3)									(24)	(31)
Taxes (adjusted for above items)									(2,051)	(2,028)

Core net income from continuing operations									12,041	12,653
Core net income from discontinued operations(4)									(256)	102

Core net income									11,785	12,755

Core net income attributable to shareholders									11,774	12,685

Core basic EPS from continuing operations ($)(5)									5.01	5.19
Core basic EPS from discontinued operations ($)(5)									(0.11)	0.04

Total core basic EPS ($)(5)									4.90	5.23

(1)
Formerly named the Pharmaceuticals Division.

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(3)
Adjusted in 2015 for charges of $0.4 billion related mainly to Venezuela subsidiaries.

(4)
For details on discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 and 2014 Reconciliation of IFRS Results to Core Results—Discontinued Operations".

(5)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2016, 2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—GROUP

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, including restructuring and integration charges(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit from continuing operations	31,916	3,758	96		36	35,806

Operating income from continuing operations	8,268	3,801	786	(33)	165	12,987

Income before taxes from continuing operations	7,817	4,097	786	(33)	648	13,315

Taxes from continuing operations(5)	(1,119)					(2,001)

Net income from continuing operations	6,698					11,314

Net income	6,698					11,314

Basic EPS from continuing operations ($)(6)	2.82					4.75

Total basic EPS ($)(6)	2.82					4.75

The following are adjustments to arrive at Core Gross Profit from continuing operations
Other revenues	918				(50)	868
Cost of goods sold	(17,520)	3,758	96		86	(13,580)

The following are adjustments to arrive at Core Operating Income from continuing operations
Marketing & Sales	(11,998)				7	(11,991)
Research & Development	(9,039)	43	495		99	(8,402)
General & Administration	(2,194)				74	(2,120)
Other income	1,927		(10)	(297)	(867)	753
Other expense	(2,344)		205	264	816	(1,059)

The following are adjustments to arrive at Core Income before taxes from continuing operations
Income from associated companies	703	296			135	1,134
Other financial income and expense	(447)				348	(99)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes $296 million for the Novartis share of the estimated Roche core items.

(2)
Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other income includes impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

(3)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation; Other income also includes a gain from the revaluation of a previously held financial investment in a newly acquired company.

(4)
Other items: Other revenues include an early release of deferred income associated with a collaboration agreement; Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Marketing & Sales, Other income and Other expense include other restructuring income and charges; Cost of goods sold and Research & Development include adjustments of contingent considerations; General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income and Other expense also include legal settlements and changes in provisions; Other income also includes gains from product divestments, other income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes a charge as a result of a pension plan amendment, a charge for an indirect tax settlement and other costs; Income from associated companies includes $135 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items; Other financial income and expense relates mainly to devaluation losses in Venezuela.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of $5.5 billion to arrive at the core results before tax amounts to $882 million. The average tax rate on the adjustments for continuing operations is 16.0% since the estimated full-year tax charge has been applied to the pre-tax income of the period.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2015	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, including restructuring and integration charges(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit from continuing operations	32,983	3,666	126		125	36,900

Operating income from continuing operations	8,977	3,709	369	182	553	13,790

Income before taxes from continuing operations	8,134	4,132	369	182	1,275	14,092

Taxes from continuing operations(5)	(1,106)					(2,051)

Net income from continuing operations	7,028					12,041
Net income/loss from discontinued operations(6)	10,766					(256)

Net income	17,794					11,785

EPS from continuing operations ($)(7)	2.92					5.01
EPS from discontinued operations ($)(7)	4.48					(0.11)

EPS ($)(7)	7.40					4.90

The following are adjustments to arrive at Core Gross Profit from continuing operations
Other revenues	947				(28)	919
Cost of goods sold	(17,404)	3,666	126		153	(13,459)

The following are adjustments to arrive at Core Operating Income from continuing operations
Marketing & Sales	(11,772)				43	(11,729)
Research & Development	(8,935)	43	40		114	(8,738)
General & Administration	(2,475)				86	(2,389)
Other income	2,049		(56)	(283)	(887)	823
Other expense	(2,873)		259	465	1,072	(1,077)

The following are adjustments to arrive at Core Income before taxes from continuing operations
Income from associated companies	266	423			292	981
Other financial income and expense	(454)				430	(24)

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

(4)
Other items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include charges for the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; General & Administration includes charges for transforming IT and finance processes and expenses related to setup costs for Novartis Business Services; Other income also includes a gain of $110 million from a Swiss pension plan amendment and items related to portfolio transformation; Other expense also includes legal settlement provisions; Income from associated companies includes $292 million for the Novartis share of the estimated OTC joint venture core items; Other financial income and expense relates mainly to devaluation losses in Venezuela.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of $6.0 billion to arrive at the core results before tax amounts to $945 million. The average tax rate on the adjustments for continuing operations is 15.9%.

(6)
For details on discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 and 2014 Reconciliation of IFRS Results to Core Results—Discontinued Operations".

(7)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2014	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, including restructuring and integration charges(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit from continuing operations	36,289	2,692	(21)		(139)	38,821

Operating income from continuing operations	11,089	2,743	433	33	175	14,473

Income before taxes from continuing operations	12,272	3,000	434	33	(1,058)	14,681

Taxes from continuing operations(5)	(1,545)					(2,028)

Net income from continuing operations	10,727					12,653
Net loss/income from discontinued operations(6)	(447)					102

Net income	10,280					12,755

EPS from continuing operations ($)(7)	4.39					5.19
EPS from discontinued operations ($)(7)	(0.18)					0.04

EPS ($)(7)	4.21					5.23

The following are adjustments to arrive at Core Gross Profit from continuing operations
Other revenues	1,215				(302)	913
Cost of goods sold	(17,345)	2,692	(21)		163	(14,511)

The following are adjustments to arrive at Core Operating Income from continuing operations
Marketing & Sales	(12,377)				22	(12,355)
Research & Development	(9,086)	48	298		17	(8,723)
General & Administration	(2,616)				64	(2,552)
Other income	1,391		(15)		(813)	563
Other expense	(2,512)	3	171	33	1,024	(1,281)

The following are adjustments to arrive at Core Income before taxes from continuing operations
Income from associated companies	1,918	257	1		(1,233)	943

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

(4)
Other items: Other revenues includes an amount for a commercial settlement; Cost of goods sold includes charges for the Group-wide rationalization of manufacturing sites; Marketing & Sales, Research & Development and General & Administration include charges for transforming IT and finance processes; Other income includes product related divestment gains and gains in the Novartis Venture Fund, an insurance recovery net of a deferred amount, a partial reversal of a legal expense provision, a reduction in restructuring provisions, and the impact from a post-retirement medical plan amendment; Other expense includes restructuring provision charges, charges for transforming IT and finance processes, an expense related to Lucentis in Italy, the expense of $204 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations; Income from associated companies includes gains from the divestment of Idenix and LTS Lohmann Therapie-Systeme AG shareholdings.

(5)
Taxes on the adjustments between IFRS and core results of continuing operations take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $2.4 billion to arrive at the core results before tax amounts to $483 million. This results in the average tax rate on the adjustments being 20.0%.

(6)
For details on discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 and 2014 Reconciliation of IFRS Results to Core Results—Discontinued Operations".

(7)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2016, 2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—INNOVATIVE MEDICINES (FORMERLY NAMED THE PHARMACEUTICALS DIVISION)

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, including restructuring and integration charges(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	24,670	2,409	41		(11)	27,109

Operating income	7,426	2,440	617	(27)	(102)	10,354

The following are adjustments to arrive at Core Gross Profit
Other revenues	815				(50)	765
Cost of goods sold	(9,331)	2,409	41		39	(6,842)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(8,435)				7	(8,428)
Research & Development	(7,709)	31	481		85	(7,112)
Other income	1,091			(68)	(759)	264
Other expense	(1,213)		95	41	576	(501)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment, and financial assets.

(3)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation; Other income also includes a gain from the revaluation of a previously held financial investment in a newly acquired company.

(4)
Other items: Other revenues include an early release of deferred income associated with a collaboration agreement; Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Research & Development, Marketing & Sales, Other income and Other expense include other restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration; Other income and Other expense also include legal settlements and changes in provisions; Other income also includes gains from product divestments; Other expense also includes a charge as a result of a pension plan amendment.

2015	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment related items, including restructuring and integration charges(4)	Other items(5)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	25,451	2,335	99		90	27,975

Operating income	7,815	2,367	131	192	357	10,862

The following are adjustments to arrive at Core Gross Profit
Other revenues	792				(28)	764
Cost of goods sold	(9,204)	2,335	99		118	(6,652)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(8,430)				43	(8,387)
Research & Development	(7,685)	32	39		112	(7,502)
Other income	1,149		(56)	(22)	(747)	324
Other expense	(1,639)		49	214	859	(517)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(2)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(3)
Impairments: Cost of goods sold includes impairment charges, as well as reversals of impairment charges related to intangible assets; Research & Development includes impairment charges for in process projects and termination of collaboration and license agreements; Other income includes a reversal of intangible asset impairments; Other expense includes impairment charges related to property, plant and equipment and financial assets.

(4)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the portfolio transformation.

(5)
Other items: Other revenues and Other income include additional gains from product divestments; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold also includes an inventory write-off; Marketing & Sales, Research & Development and Other expense include other restructuring charges; Research & Development also includes expenses related to product acquisitions; Other income also includes a gain from a Swiss pension plan amendment; Other expense also includes legal settlement provisions.

2014	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment related items, including restructuring and integration charges(4)	Other items(5)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	27,433	1,359	(58)		127	28,861

Operating income	8,826	1,401	273	33	542	11,075

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(8,724)	1,359	(58)		127	(7,296)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(8,809)				8	(8,801)
Research & Development	(7,787)	42	296		17	(7,432)
General & Administration	(1,114)				1	(1,113)
Other income	737		(13)		(454)	270
Other expense	(1,634)		48	33	843	(710)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

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

(5)
Other items: Cost of goods sold, Research & Development and Marketing & Sales include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales also includes charges for transforming IT and finance processes; Research & Development also includes a net increase of contingent consideration liabilities related to acquisitions; Other income includes an insurance recovery from Corporate related to exchange risks, gains related to the rationalization of manufacturing sites, the impact from a post-retirement medical plan amendment, as well as additional gains from divestments announced in prior periods; Other expense include restructuring charges, an expense related to Lucentis in Italy and an expense of $186 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

2016, 2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—SANDOZ

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	4,314	460	55	60	4,889

Operating income	1,445	460	66	100	2,071

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(5,971)	460	55	60	(5,396)

The following are adjustments to arrive at Core Operating Income
Research & Development	(814)		10		(804)
Other income	185		(10)	(29)	146
Other expense	(259)		11	69	(179)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

(2)
Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Other income includes impairment reversals of property, plant and equipment; Other expense includes impairment charges related to property, plant and equipment.

(3)
Other items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Other income and Other expense also include other restructuring income and charges; Other income also includes gains from product divestments; Other expense also includes other costs.

2015	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment related items, including restructuring and integration charges(4)	Other items(5)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	4,379	446	27		33	4,885

Operating income	1,300	447	124		174	2,045

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(5,844)	446	27		33	(5,338)

The following are adjustments to arrive at Core Operating Income
Research & Development	(782)	1				(781)
Other income	109			(1)	(4)	104
Other expense	(381)		97	1	145	(138)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(2)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

(3)
Impairments: Cost of goods sold includes impairments of intangible assets; Other expense includes impairment charges related to property, plant and equipment.

(4)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.

(5)
Other items: Cost of goods sold includes marketable intangible assets not capitalized; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a gain from a Swiss pension plan amendment; Other expense also includes a legal settlement.

2014	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Other items(4)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m
Gross profit	4,742	446	37	10	5,235

Operating income	1,570	448	47	36	2,101

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(6,293)	446	37	10	(5,800)

The following are adjustments to arrive at Core Operating Income
Research & Development	(833)	2	2		(829)
Other income	97		(1)	(3)	93
Other expense	(189)		9	29	(151)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

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

(4)
Other items: Cost of goods sold and Other expense include net restructuring charges; Other income includes the reversal of restructuring charges; Other expense also includes an expense of $18 million related to the advancement of the timing of recording the US Healthcare Fee liability as a result of final regulations.

2016, 2015 AND 2014 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—ALCON

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	2,724	889		(13)	3,600

Operating loss/income	(132)	901	4	77	850

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(3,092)	889		(13)	(2,216)

The following are adjustments to arrive at Core Operating Income
Research & Development	(516)	12	4	14	(486)
Other income	48			(4)	44
Other expense	(96)			80	(16)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms;

(2)
Impairments: Research & Development includes impairment charges related to intangible assets.

(3)
Other items: Cost of goods sold includes an income due to an adjustment of a contingent consideration; Research & Development, Other income and Other expense include restructuring income and charges; Research & Development also includes an expense due to an adjustment of a contingent consideration; Other expense also includes a charge for an indirect tax settlement.

2015	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Other items(4)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m
Gross profit	2,877	885		2	3,764

Operating income	281	895	2	57	1,235

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(3,145)	885		2	(2,258)

The following are adjustments to arrive at Core Operating Income
Research & Development	(468)	10	1	2	(455)
General & Administration	(450)			32	(418)
Other income	54			(9)	45
Other expense	(69)		1	30	(38)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(2)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(3)
Impairments: Research & Development includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

(4)
Other items: Cost of goods sold includes net restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development includes non capitalized costs for the US; General & Administration includes charges for transforming IT and finance processes; Other income includes a gain from a Swiss pension plan amendment and a partial reversal of restructuring charges; Other expense includes other restructuring charges and a legal settlement.

2014	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Other items(4)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m
Gross profit	3,444	887		26	4,357

Operating income	760	891	(1)	70	1,720

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(3,204)	887		26	(2,291)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(1,697)			14	(1,683)
Research & Development	(466)	4			(462)
General & Administration	(508)			45	(463)
Other income	76		(1)	(49)	26
Other expense	(89)			34	(55)

(1)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(2)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(3)
Impairments: Other income includes a reversal of impairment charges related to property, plant and equipment.

(4)
Other items: Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Marketing & Sales and General & Administration include charges for transforming IT and finance processes; Other income includes the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, as well as the impact from a post-retirement medical plan amendment.

2016, 2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—CORPORATE

2016	IFRS results	Impairments(1)	Acquisition or divestment related items, including restructuring and integration charges(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	208				208

Operating loss	(471)	99	(6)	90	(288)

The following are adjustments to arrive at Core Operating Loss
General & Administration	(506)			74	(432)
Other income	603		(229)	(75)	299
Other expense	(776)	99	223	91	(363)

(1)
Impairments: Other expense includes impairment charges related to financial assets.

(2)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

(3)
Other items: General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income also includes an income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes other restructuring charges and other costs.

2015	IFRS results	Impairments(1)	Acquisition or divestment related items, including restructuring and integration charges(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	276				276

Operating loss	(419)	112	(10)	(35)	(352)

The following are adjustments to arrive at Core Operating Loss
General & Administration	(648)			54	(594)
Other income	737		(260)	(127)	350
Other expense	(784)	112	250	38	(384)

(1)
Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.

(2)
Acquisition or divestment related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.

(3)
Other items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes a gain from a Swiss pension plan amendment, a reversal of a provision and items related to portfolio transformation; Other expense also includes a credit for a legal settlement charged to the divisions.

2014	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	670			(302)	368

Operating loss	(67)	3	114	(473)	(423)

The following are adjustments to arrive at Core Gross Profit
Other revenues	540			(302)	238

The following are adjustments to arrive at Core Operating Loss
General & Administration	(618)			18	(600)
Other income	481			(307)	174
Other expense	(600)	3	114	118	(365)

(1)
Amortization of intangible assets: Other expense includes amortization of intangible assets.

(2)
Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.

(3)
Other items: Other revenues includes an amount for a commercial settlement; General & Administration includes expenses related to setup costs for Novartis Business Services; Other income includes an insurance recovery transferred to Innovative Medicines net of a deferred amount and gains in the Novartis Venture Fund; Other expense includes charges for transforming IT and finance processes, as well as a provision for a legal settlement.

2015 AND 2014 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—GROUP DISCONTINUED OPERATIONS

2015	IFRS results	Impairments(1)	Acquisition or divestment related items, including restructuring and integration charges(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	267			6	273

Operating income/loss	12,477	(83)	(12,627)	8	(225)

Income/loss before taxes	12,479	(83)	(12,627)	8	(223)

Taxes(4)	(1,713)				(33)

Net income/loss	10,766				(256)

EPS ($)(5)	4.48				(0.11)

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(376)			6	(370)

The following are adjustments to arrive at Core Operating Income
Other income	13,420		(13,310)	(1)	109
Other expense	(727)	(83)	683	3	(124)

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

(3)
Other items: Cost of goods sold, Other income and Other expense include restructuring charges.

(4)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $12.7 billion to arrive at the core results before tax amounts to $1.7 billion. The average tax rate on the adjustments is 13.2%.

(5)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2014	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment related items, including restructuring and integration charges(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	2,886	65	302		19	3,272

Operating loss/income	(353)	73	1,141	(680)	(38)	143

Loss/income before taxes	(351)	73	1,141	(680)	(38)	145

Taxes(5)	(96)					(43)

Net loss/income	(447)					102

EPS ($)(6)	(0.18)					0.04

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(3,073)	65	302		19	(2,687)

The following are adjustments to arrive at Core Operating Loss
Research & Development	(857)	8				(849)
Other income	1,007		(1)	(876)	(89)	41
Other expense	(1,146)		840	196	32	(78)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets up to the portfolio transformation annoucement date; Research & Development includes the recurring amortization of acquired rights for technology platforms up to the portfolio transformation announcement date.

(2)
Impairments: Cost of goods sold and Other expense include the $1.1 billion impairment charge as a result of the sale of the influenza vaccines business; Other income includes a reduction of an impairment charge for property, plant and equipment; Other expense relates to an additional impairment charge in Corporate, for an in-process project which is divestment as a result of the portfolio transformation transactions.

(3)
Acquisition or divestment related items, including restructuring and integration charges: Other income includes the gain on the disposal of the blood transfusion diagnostics unit on January 9, 2014; Other expense includes professional service fees related to the portfolio transformation divestment activities.

(4)
Other items: Cost of goods sold and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes the gain on the sale of a divested product, which was sold as a result of the portfolio transformation transaction, the reversal of restructuring charges related to the Group-wide rationalization of manufacturing sites, the partial reversal of a legal expense provision, and the impact from a post-retirement medical plan amendment; Other expense also includes the write-off of a receivable as a result of the portfolio transformation transactions.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. There is usually a tax impact on other items although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $496 million to arrive at the core results before tax amounts to $53 million. The average tax rate on the adjustments is 10.7%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

5.B Liquidity and Capital Resources

        The following tables summarize the Group's cash flow and net debt.

	2016	2015	2014
	$ m	$ m	$ m
Cash flows from operating activities from continuing operations	11,475	12,085	13,898
Cash flows used in investing activities from continuing operations	(2,693)	(19,666)	(8)
Cash flows used in/from operating and investing activities from discontinued operations	(748)	8,694	888
Cash flows used in financing activities	(5,314)	(9,176)	(8,147)
Effect of exchange rate changes on cash and cash equivalents	(387)	(286)	(295)

Net change in cash and cash equivalents	2,333	(8,349)	6,336
Change in marketable securities, commodities, time deposits and derivative financial instruments	(3)	(66)	(1,696)
Change in current and non-current financial debts and derivative financial instruments	(1,871)	(1,520)	(2,393)

Change in net debt	459	(9,935)	2,247
Net debt at January 1	(16,484)	(6,549)	(8,796)

Net debt at December 31	(16,025)	(16,484)	(6,549)

CASH FLOW

Financial year 2016

        Cash flows from operating activities from continuing operations amounted to $11.5 billion, compared to $12.1 billion in 2015. The decrease of $0.6 billion was driven by lower operating income adjusted for non-cash items, lower hedging results and higher payments out of provisions, partially offset by dividends received from GSK Consumer Healthcare Holdings Ltd., lower cash outflows for taxes paid and net current assets and other operating cash flow items.

        Cash flows used in investing activities from continuing operations amounted to $2.7 billion in 2016. This amount includes cash outflows of $1.9 billion for the purchase of property, plant and equipment, $1.4 billion for intangible, financial and other non-current assets, and $0.8 billion for acquisitions and divestments of businesses, net (including the Transcend Medical, Inc. and Selexys Pharmaceuticals Corporation acquisitions). This was offset by cash inflows of $1.3 billion of proceeds from the sale of non-current assets and $0.1 billion net proceeds from sales of marketable securities and commodities. In 2015, cash flows used in investing activities from continuing operations amounted to $19.7 billion, primarily due to the acquisition of the GSK oncology assets for $16.0 billion.

        Cash flows used in investing activities from discontinued operations amounted to $0.7 billion in 2016 due to portfolio transformation transactions payments, including capital gains taxes. In 2015, the cash flows from investing activities from discontinued operations of $8.9 billion were mainly driven by net proceeds from the portfolio transformation divestments.

        The cash flows used in financing activities amounted to $5.3 billion, compared to $9.2 billion in 2015. The 2016 amount includes cash outflows of $6.5 billion for the dividend payment and $0.9 billion for treasury share transactions, net. The net inflow from current and non-current financial debts of $2.1 billion was due to the increase in short-term borrowings of $1.8 billion and the issuance of two euro denominated bonds for total proceeds of $1.9 billion, partially offset by the repayment at maturity of a euro denominated bond of $1.7 billion.

        The 2015 amount included mainly a cash outflow of $6.6 billion for the dividend payment and $4.5 billion for treasury share transactions, net, partially offset by a net inflow from financial debts of $2.0 billion.

Financial year 2015

        Cash flow from operating activities of continuing operations decreased to $12.1 billion from $13.9 billion in 2014.

        The decrease was primarily due to the negative currency impact on operations. The prior year also included higher proceeds from commercial settlements.

        The cash outflow for investing activities of continuing operations amounted to $19.7 billion in 2015. This was primarily due to the outflow of $16.5 billion for acquisitions of businesses, mainly the oncology business from GSK for $16.0 billion, the net outflow of $2.8 billion for the purchase of property, plant and equipment, intangible and other non-current assets and the net outflow of $0.3 billion from the change in marketable securities.

        In 2014, cash flow from investing activities of continuing operations was a small net outflow of $8 million. This was primarily due to net outflows of $0.3 billion from the acquisition of businesses, $3.0 billion mainly from purchase of property, plant and equipment, offset by $1.4 billion of proceeds from the sale of investments in associated companies, particularly LTS Lohmann Therapie-Systeme AG and Idenix Pharmaceuticals, Inc. and $1.9 billion proceeds from the net sale of other marketable securities, including maturing long-term deposits.

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

        The cash flow used in investing activities from continuing operations were almost balanced compared to an outflow of $3.2 billion in 2013. In 2014, there were proceeds from the sale of investments in associated companies included, in particular LTS Lohmann Therapie-Systeme AG and Idenix Pharmaceuticals, Inc. of $0.6 billion and $0.8 billion respectively and of $1.9 billion from the net sale of other marketable securities including maturing long-term deposits. These inflows were offset by outflows of $2.6 billion for property, plant and equipment and a net amount of $0.7 billion for acquisition of businesses mainly the acquisition of WaveTec ($0.4 billion) and other non-current assets, primarily intangible assets. The prior year outflow for investing activities of $3.2 billion was primarily related to investments in property, plant and equipment of $2.9 billion and a net outflow of $0.3 billion for the acquisition of businesses and other non-current assets, mainly intangible assets.

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

GROUP NET DEBT

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

        Group net debt consists of:

	2016	2015	Change
	$ m	$ m	$ m
Current financial debts and derivative financial instruments	(5,905)	(5,604)	(301)
Non-current financial debts	(17,897)	(16,327)	(1,570)

Total financial debt	(23,802)	(21,931)	(1,871)

Less liquidity
Cash and cash equivalents	7,007	4,674	2,333
Marketable securities, commodities, time deposits and derivative financial instruments	770	773	(3)

Total liquidity	7,777	5,447	2,330

Net debt at December 31	(16,025)	(16,484)	459

Financial year 2016

        Total non-current and current financial debt, including derivatives, amounted to $23.8 billion at December 31, 2016, compared to $21.9 billion at December 31, 2015.

        Non-current financial debt increased by $1.6 billion to $17.9 billion at December 31, 2016, mainly due to the issuance of two euro denominated bonds for a total amount of $2.0 billion.

        Current financial debt increased by $0.3 billion to $5.9 billion at December 31, 2016, from $5.6 billion at December 31, 2015, mainly due to higher short-term borrowings partially offset by a repayment at maturity of a euro denominated bond of $1.7 billion. Overall current financial debt consists of the current portion of non-current debt of $0.2 billion and other short-term borrowings (including derivatives and commercial paper) of $5.7 billion. Group net debt decreased to $16.0 billion at the end of 2016 from $16.5 billion at the end of 2015.

        Novartis has two US commercial paper programs under which it can issue up to $9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately $1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling $3.2 billion under these three programs were outstanding as per December 31, 2016. Novartis further has a committed credit facility of $6.0 billion, entered into on September 23, 2015. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. It matures in September 2020 and was undrawn as per December 31, 2016.

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

        The long-term credit rating for the company continues to be double-A (Moody's Aa3; Standard & Poor's AA–; Fitch AA).

        An overview of the movements in our current financial debt and related interest rates is set forth below:

	December 31	Average interest rate at year end	Average balance during the year	Average interest rate during the year	Maximum balance during the year
	$ m	%	$ m	%	$ m
2016
Interest-bearing accounts of associates payable on demand	1,601	0.50	1,694	0.50	1,763
Bank and other financial debt	836	8.56	1,066	6.71	1,369
Commercial paper	3,174	0.68	4,788	0.45	6,989
Current portion of non-current financial debt	178	na	881	na	1,719
Fair value of derivative financial instruments	116	na	93	na	192

Total current financial debt	5,905		8,522		12,032

2015
Interest-bearing accounts of associates payable on demand	1,645	0.62	1,720	0.59	1,803
Bank and other financial debt	1,185	5.98	1,280	5.54	2,785
Commercial paper	1,085	0.62	3,545	0.19	5,686
Current portion of non-current financial debt	1,659	na	1,916	na	3,044
Fair value of derivative financial instruments	30	na	79	na	188

Total current financial debt	5,604		8,540		13,506

na = not applicable or available

        Interest bearing accounts of associates payable on demand relate to employee deposits in CHF from the compensation of associates employed by Swiss entities (December 31, 2016 interest rate: 0.5%). Other bank and financial debt refer to usual lending and overdraft facilities.

        The maturity schedule of our net debt is as follows:

	2016
	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities and time deposits	32	126	110	124	53	445
Commodities					94	94
Derivative financial instruments and accrued interest	38	102	91			231
Cash and cash equivalents	5,907	1,100				7,007

Total current financial assets	5,977	1,328	201	124	147	7,777

Non-current liabilities
Financial debt				(5,141)	(12,756)	(17,897)
Financial debt—undiscounted				(5,155)	(12,901)	(18,056)
Total non-current financial debt				(5,141)	(12,756)	(17,897)

Current liabilities
Financial debt	(5,099)	(250)	(440)			(5,789)
Financial debt—undiscounted	(5,099)	(250)	(440)			(5,789)
Derivative financial instruments	(15)	(72)	(29)			(116)

Total current financial debt	(5,114)	(322)	(469)			(5,905)

Net debt	863	1,006	(268)	(5,017)	(12,609)	(16,025)

	2015
	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities and time deposits	22	11	200	247	62	542
Commodities					86	86
Derivative financial instruments and accrued interest	40	67	38			145
Cash and cash equivalents	4,674					4,674

Total current financial assets	4,736	78	238	247	148	5,447

Non-current liabilities
Financial debt				(4,664)	(11,663)	(16,327)
Financial debt—undiscounted				(4,676)	(11,797)	(16,473)

Total non-current financial debt				(4,664)	(11,663)	(16,327)

Current liabilities
Financial debt	(3,258)	(289)	(2,027)			(5,574)
Financial debt—undiscounted	(3,258)	(289)	(2,028)			(5,575)
Derivative financial instruments	(8)	(20)	(2)			(30)

Total current financial debt	(3,266)	(309)	(2,029)			(5,604)

Net debt	1,470	(231)	(1,791)	(4,417)	(11,515)	(16,484)

        The following table provides a breakdown of liquidity and financial debt by currency as of December 31:

LIQUIDITY AND FINANCIAL DEBT BY CURRENCY

	Liquidity in % 2016(1)	Liquidity in % 2015(1)	Financial debt in % 2016(2)	Financial debt in % 2015(2)
	$77	50	66	64
EUR	9	16	13	14
CHF	5	13	13	14
JPY		1	5	5
Other	9	20	3	3

	100	100	100	100

(1)
Liquidity includes cash and cash equivalents, marketable securities, commodities and time deposits.

(2)
Financial debt includes non-current and current financial debt.

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency.

        The following provides an overview of net sales and operating expenses for our continuing operations based on IFRS values for 2016, 2015 and 2014 for currencies most important to the Group:

	2016		2015		2014
Currency	Net sales	Operating expenses	Net sales	Operating expenses	Net sales	Operating expenses
	%	%	%	%	%	%
US dollar ($)	38	43	40	42	36	39
Euro (EUR)	26	23	24	23	26	25
Swiss franc (CHF)	2	15	2	13	2	13
Japanese yen (JPY)	7	5	6	4	7	5
Chinese yuan (CNY)	4	3	4	3	3	3
British pound (GBP)	3	2	3	3	3	2
Canadian dollar (CAD)	3	1	3	1	3	1
Brazilian real (BRL)	2	1	2	2	2	2
Australian dollar (AUD)	2	1	2	1	2	1
Russian ruble (RUB)	1	1	1	1	2	1
Other currencies	12	5	13	7	14	8

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

        Because our expenditures in Swiss francs are significantly higher than our revenues in Swiss francs, volatility in the value of the Swiss franc can have a significant impact on the reported value of our earnings, assets and liabilities, and the timing and extent of such volatility can be difficult to predict. In addition, there is a risk that certain countries could take steps that could significantly impact the value of their currencies.

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

        The most significant country in this respect is Venezuela, where the Group has incurred significant foreign exchange losses in 2016 and 2015.

        Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the rules of IAS 29 "Financial Reporting in Hyperinflationary Economies." Gains and losses incurred upon adjusting the carrying amounts of non-monetary assets and liabilities for inflation are recognized in the income statement. The subsidiaries in Venezuela restate non-monetary items in the balance sheet in line with the requirements of IAS 29.

        The Group's subsidiaries in Venezuela are experiencing a significant reduction in approvals for remittance of US dollars outside the country at the exchange rate available for imports of specific goods and services of national priority, including medicines and medical supplies. As a result, in November 2016, the Group changed the exchange rate applied to translate the financial statements of its Venezuelan subsidiaries from VEF 11 per $ to the floating rate of DICOM (Sistema de Divisa Complementaria) which was VEF 658 per $ as of November 1, 2016. A corresponding $0.3 billion revaluation loss on the outstanding intercompany balances was recognized in the fourth quarter of 2016. Due to reserves against the intercompany balances, the net outstanding intercompany payable balance of Venezuela subsidiaries was reduced to an insignificant amount as at December 31, 2016.

        The Group has an equivalent of approximately $2 million of cash in Venezuela in local currency (VEF), which is subject to loss of purchase power due to high inflation in the country.

        The Group manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. For 2016, we entered into various contracts that change in value with movements in foreign exchange rates to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see "Note 1. Significant Accounting Policies", "Note 5. Interest Expense and other Financial Income and Expense", "Note 16. Marketable Securities, Commodities, Time Deposits, Derivative Financial Instruments and Cash and Cash Equivalents" and "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Group's consolidated financial statements:

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2016	2015		2016	2015
AUD	0.744	0.753	(1)	0.722	0.731	(1)
BRL	0.288	0.305	(6)	0.307	0.253	21
CAD	0.755	0.784	(4)	0.741	0.721	3
CHF	1.015	1.040	(2)	0.978	1.011	(3)
CNY	0.151	0.159	(5)	0.144	0.154	(6)
EUR	1.107	1.110	0	1.051	1.093	(4)
GBP	1.355	1.529	(11)	1.227	1.483	(17)
JPY (100)	0.922	0.826	12	0.854	0.831	3
RUB (100)	1.498	1.649	(9)	1.648	1.362	21

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2015	2014		2015	2014
AUD	0.753	0.903	(17)	0.731	0.819	(11)
BRL	0.305	0.426	(28)	0.253	0.376	(33)
CAD	0.784	0.906	(13)	0.721	0.861	(16)
CHF	1.040	1.094	(5)	1.011	1.010	0
CNY	0.159	0.162	(2)	0.154	0.161	(4)
EUR	1.110	1.329	(16)	1.093	1.215	(10)
GBP	1.529	1.648	(7)	1.483	1.556	(5)
JPY (100)	0.826	0.947	(13)	0.831	0.836	(1)
RUB (100)	1.649	2.649	(38)	1.362	1.722	(21)

        The following table provides a summary of the currency impact on key Group figures due to their conversion into $, the Group's reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year to the current year financial data for entities reporting in non-US dollars.

CURRENCY IMPACT ON KEY FIGURES

	Change in constant currencies % 2016	Change in $ % 2016	Percentage point currency impact 2016	Change in constant currencies % 2015	Change in $ % 2015	Percentage point currency impact 2015
Net sales from continuing operations	0	(2)	(2)	5	(5)	(10)
Operating income from continuing operations	(3)	(8)	(5)	(2)	(19)	(17)
Net income from continuing operations	1	(5)	(6)	(18)	(34)	(16)
Core operating income from continuing operations	(2)	(6)	(4)	10	(5)	(15)
Core net income from continuing operations	(3)	(6)	(3)	9	(5)	(14)

        For additional information on the effects of currency fluctuations, see "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

FREE CASH FLOW

        Novartis defines free cash flow as cash flow from operating activities and cash flow associated with the purchase or sale of property, plant and equipment, intangible, other non-current and financial assets, excluding marketable securities. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests in subsidiaries are not taken into account to determine free cash flow. For further information about the free cash flow measure, which is a non-IFRS measure, see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Non-IFRS Measures as Defined by Novartis" above. The following is a summary of the free cash flow:

	2016	2015	2014
	$ m	$ m	$ m
Operating income from continuing operations	8,268	8,977	11,089
Reversal of non-cash items
Depreciation, amortization and impairments	6,175	5,575	4,751
Change in provisions and other non-current liabilities	956	1,642	1,490
Other	(264)	(96)	122

Operating income adjusted for non-cash items	15,135	16,098	17,452
Interest and other financial receipts	942	1,180	1,067
Interest and other financial payments	(878)	(669)	(692)
Taxes paid	(2,111)	(2,454)	(2,179)
Payments out of provisions and other net cash movements in non-current liabilities	(1,536)	(1,207)	(1,125)
Change in inventory and trade receivables less trade payables	(1,051)	(617)	(731)
Change in other net current assets and other operating cash flow items	974	(246)	106

Cash flows from operating activities from continuing operations	11,475	12,085	13,898
Purchase of property, plant & equipment	(1,862)	(2,367)	(2,624)
Proceeds from sales of property, plant & equipment	161	237	60
Purchase of intangible assets	(1,017)	(1,138)	(780)
Proceeds from sales of intangible assets	847	621	246
Purchase of financial assets	(247)	(264)	(239)
Proceeds from sales of financial assets	247	166	431
Purchase of other non-current assets	(149)	(82)	(60)
Proceeds from sales of other non-current assets		1	2

Free cash flow from continuing operations	9,455	9,259	10,934
Free cash flow from discontinued operations		(230)	(172)

Free cash flow	9,455	9,029	10,762

Financial year 2016

        In 2016, free cash flow from continuing operations amounted to $9.5 billion (+2% $) compared to $9.3 billion in 2015. The increase of $0.2 billion was mainly driven by lower net investments in property, plant and equipment.
        Free cash flow for the total Group amounted to $9.5 billion in 2016 compared to $9.0 billion in 2015. The prior year included a negative free cash flow of approximately $0.3 billion from discontinued operations.

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

        In 2014, free cash flow of the total Group increased by $0.8 billion to $10.8 billion compared to $9.9 billion in 2013.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31, 2016	Dec 31, 2015	Change
	$ m	$ m	$ m
Assets
Property, plant & equipment	15,641	15,982	(341)
Goodwill	30,980	31,174	(194)
Intangible assets other than goodwill	31,340	34,217	(2,877)
Financial and other non-current assets	27,232	27,338	(106)

Total non-current assets	105,193	108,711	(3,518)

Inventories	6,255	6,226	29
Trade receivables	8,202	8,180	22
Other current assets	2,697	2,992	(295)
Cash, marketable securities, commodities, time deposits and derivative financial instruments	7,777	5,447	2,330

Total current assets	24,931	22,845	2,086

Total assets	130,124	131,556	(1,432)

Equity and liabilities
Total equity	74,891	77,122	(2,231)

Financial debts	17,897	16,327	1,570
Other non-current liabilities	15,127	14,399	728

Total non-current liabilities	33,024	30,726	2,298

Trade payables	4,873	5,668	(795)
Financial debts and derivatives	5,905	5,604	301
Other current liabilities	11,431	12,436	(1,005)

Total current liabilities	22,209	23,708	(1,499)

Total liabilities	55,233	54,434	799

Total equity and liabilities	130,124	131,556	(1,432)

        Total non-current assets of $105.2 billion at December 31, 2016 decreased by $3.5 billion compared to December 31, 2015.

        Intangible assets other than goodwill decreased by $2.9 billion, mainly due to amortization and impairment charges totaling $4.5 billion, and unfavorable currency translation adjustments of $0.5 billion, partially offset by the impact of business combinations and additions totaling $2.1 billion. Property, plant and equipment decreased by 0.3 billion, mainly due to depreciation of $1.5 billion and unfavorable currency translation adjustments of $0.5 billion, partially offset by additions of $1.8 billion.

        Goodwill decreased by $0.2 billion to $31.0 billion, mainly on account of currency translation adjustments.

        Financial and other non-current assets decreased by $0.1 billion to $27.2 billion. This includes: investments in associated companies, which decreased by $1.0 billion to $14.3 billion, mainly on account of currency translation adjustments; deferred tax assets, which increased by $1.1 billion to $10.0 billion, mainly on intangible assets, inventories and pension obligations, and financial assets and other non-current assets which decreased by $0.2 billion to $2.9 billion.

        Total current assets increased by $2.1 billion to $24.9 billion at December 31, 2016, mainly due to an increase in cash and cash equivalents, marketable securities, commodities and derivatives of $2.3 billion, partially offset by a decrease in other current assets of $0.3 billon. Inventories and trade receivables were broadly in line with the prior year.

        Based on our current incurred loss provisioning approach, we consider that our doubtful debt provisions are adequate. However, we intend to continue to monitor the level of trade receivables in Greece, Italy, Portugal, Spain, Brazil, Russia and Saudi Arabia. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may increase our level of provisions by moving to an expected loss provisioning approach or may change the terms of trade on which we operate.

        The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities except for Russia, which are due from private entities. The gross trade receivables from these countries at December 31, 2016 amount to $1.5 billion (2015: $1.6 billion), of which $82 million are past due for more than one year (2015: $80 million) and for which provisions of $62 million have been recorded (2015: $56 million). At December 31, 2016, amounts past due for more than one year are not significant in any of these countries.

        The following table provides an overview of our aging analysis of our trade receivables as of December 31, 2016 and 2015:

	2016	2015
	$ m	$ m
Not overdue	7,386	7,318
Past due for not more than one month	262	265
Past due for more than one month but less than three months	223	255
Past due for more than three months but less than six months	185	193
Past due for more than six months but less than one year	145	156
Past due for more than one year	163	135
Provisions for doubtful trade receivables	(162)	(142)

Total trade receivables, net	8,202	8,180

        There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail, see "—Effects of Currency Fluctuations" above.

        Trade payables and other current liabilities decreased by $1.8 billion to $16.3 billion, compared to $18.1 billion at December 31, 2015, due to a decrease in other current liabilities of $1.0 billion and a decrease in trade payables of $0.8 billion.

        Current income tax liabilities decreased by $0.1 billion to $1.6 billion. While there is some uncertainty about the final taxes to be assessed in our major countries, we believe that our estimated amounts for current income tax liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

        In our key countries, Switzerland and the US, assessments have been agreed by the tax authorities up to 2014 in Switzerland and in the US up to 2012, with the exception of one open US position related to the 2007 and one for the 2010 tax filings.

        Other non-current liabilities amounted to $15.1 billion at December 31, 2016, compared to $14.4 billion at December 31, 2015. The increase of $0.7 billion was primarily due to an increase in the pension liability of $0.5 billion, mainly resulting from a decrease in the actuarial discount rates used to calculate the present value of the benefit obligation and an increase in deferred tax liability of $0.3 billion.

        Other non-current liabilities include deferred tax liabilities of $6.7 billion, provisions and other non-current liabilities of $8.5 billion.

        Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations or cash flows in a given period.

        The Group's equity decreased by $2.2 billion to $74.9 billion at December 31, 2016, compared to $77.1 billion at December 31, 2015. The decrease was mainly on account of unfavorable currency translation differences of $2.4 billion and net actuarial losses from defined benefit plans of $0.5 billion, partially offset by the Novartis share of other comprehensive income recognized by associated companies of $0.7 billion. The $6.5 billion dividend payment was offset by the net income of $6.7 billion.

        The Group's liquidity amounted to $7.8 billion at December 31, 2016 compared to $5.4 billion at December 31, 2015, and net debt decreased to $16.0 billion at December 31, 2016 compared to $16.5 billion at December 31, 2015. The debt/equity ratio increased to 0.32:1 at December 31, 2016 compared to 0.28:1 at December 31, 2015.

SUMMARY OF EQUITY MOVEMENTS ATTRIBUTABLE TO NOVARTIS AG SHAREHOLDERS

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders
	2016	2015	Change	2016	2015	Change
				$ m	$ m	$ m
Balance at beginning of year	2,373.9	2,398.6	(24.7)	77,046	70,766	6,280
Shares acquired to be held in Group Treasury		(9.6)	9.6		(897)	897
Shares acquired to be canceled	(10.3)	(49.9)	39.6	(784)	(4,805)	4,021
Other share purchases	(2.6)	(4.1)	1.5	(208)	(417)	209
Exercise of options and employee transactions	4.1	27.0	(22.9)	214	1,592	(1,378)
Equity-based compensation	9.0	11.9	(2.9)	664	815	(151)
Decrease of treasury share repurchase obligation under a share buyback trading plan					658	(658)
Dividends				(6,475)	(6,643)	168
Net income of the year attributable to shareholders of Novartis AG				6,712	17,783	(11,071)
Impact of change in ownership of consolidated entities				(7)		(7)
Other comprehensive income attributable to shareholders of Novartis AG				(2,330)	(1,806)	(524)

Balance at end of year	2,374.1	2,373.9	0.2	74,832	77,046	(2,214)

        During 2016, 13.1 million treasury shares were delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans (2015: 38.9 million shares). Novartis repurchased 10.3 million shares on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback approved at the Annual General Meeting (AGM) in 2016, to offset the dilutive impact from equity-based participation plans (2015: 49.9 million shares under the $5 billion share buyback announced in November 2013, which was completed in November 2015). In addition, 2.6 million shares were acquired from employees, which were previously granted to them under the respective programs (2015: 4.1 million). No shares were repurchased on the SIX Swiss Exchange first trading line in 2016 (2015: 9.6 million). With these transactions, the total number of shares outstanding was increased by 0.2 million shares in 2016 (2015: reduction of 24.7 million shares).

Treasury shares

        At December 31, 2016, our holding of treasury shares amounted to 253.1 million shares or approximately 10% of the total number of issued shares. Approximately 135 million treasury shares are held in entities that limit their availability for use.

        At December 31, 2015, our holding of treasury shares amounted to 303.1 million shares or approximately 11% of the total number of issued shares. Approximately 137 million treasury shares are held in entities that limit their availability for use.

        At December 31, 2014, our holding of treasury shares amounted to 307.6 million shares or approximately 11% of the total number of issued shares. Approximately 153 million treasury shares are held in entities that limit their availability for use.

Bonds

        In September 2016, two EUR bonds totaling EUR 1.75 billion were issued; a 7-year bond of EUR 1.25 billion with a coupon of 0.125% and a 12-year bond of EUR 0.5 billion with a coupon of 0.625%.

        In June 2016, a EUR bond of EUR 1.5 billion with a coupon of 4.25% was repaid at maturity.

        In February 2015, three Swiss franc bonds totaling CHF 1.375 billion were issued; a 10-year bond of CHF 0.5 billion with a coupon of 0.25%, a 14-year bond of CHF 0.55 billion with a coupon of 0.625% and a 20-year bond of CHF 0.325 billion with a coupon of 1.050%.

        In November 2015, two US Dollar bonds totaling $3.0 billion were issued: a 10-year bond of $1.75 billion with a coupon of 3.0% and a 30-year bond of $1.25 billion with a coupon of 4.0%.

        In April 2015, a 2.9% US Dollar bond of $2.0 billion was repaid at maturity. In June 2015, a 3.625% CHF bond of 0.8 billion was repaid at maturity.

        In February 2014, two US Dollar bonds totaling $4.0 billion were issued; a 10-year bond of $2.15 billion with a coupon of 3.4% and a 30-year bond of $1.85 billion with a coupon of 4.4%. Further, a 4.125% US Dollar bond of $2.0 billion was repaid at maturity.

        In October 2014, two EUR bonds totaling EUR1.2 billion were issued; a 7-year bond of EUR 0.6 billion with a coupon of 0.75% and a 12-year bond of EUR 0.6 billion with a coupon of 1.625%.

Liquidity/Short-term Funding

        We continuously track our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles based on both historical experiences and contractual expectations to project our liquidity requirements. We seek to preserve prudent liquidity and funding capabilities.

        We are not aware of significant demands to change our level of liquidity needed to support our normal business activities. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in previous years (including 2015 and 2016) and raised funds through our commercial paper programs. In addition, reverse repurchasing agreements are contracted and Novartis has entered into credit support agreements with various banks for derivative transactions. For details of the maturity profile of debt, currency and interest rate structure, see "Note 29. Financial Instruments—Additional Disclosures" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

5.C Research & Development, Patents and Licenses

        Our R&D spending for continuing operations totaled $9.0 billion, $8.9 billion and $9.1 billion ($8.5 billion, $8.9 billion and $8.7 billion excluding impairments and amortization charges) for the years 2016, 2015 and 2014, respectively. Each of our divisions has its own R&D and patents policies. Our divisions have numerous products in various stages of development. For further information on these policies and these products in development, see "Item 4. Information on the Company—4.B Business Overview."

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

5.E Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors, see also "Note 28. Commitments and Contingencies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017 and matters described in "Item 5.F Aggregate Contractual Obligations".

5.F Tabular Disclosure of Contractual Obligations

        The following table summarizes the Group's contractual obligations and other commercial commitments, as well as the effect these obligations and commitments are expected to have on the Group's liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	$ m	$ m	$ m	$ m	$ m
Non-current financial debt, including current portion	18,075	178	3,513	1,628	12,756
Operating leases	2,897	262	324	186	2,125
Unfunded pensions and other post-employment benefit plans	2,242	117	244	256	1,625
Research & Development
Potential milestone commitments	4,175	385	854	2,283	653
Purchase commitments
Property, plant & equipment	223	200	23

Total contractual cash obligations	27,612	1,142	4,958	4,353	17,159

        The Group intends to fund the R&D and purchase commitments with internally generated resources.

        On December 16, 2016 Novartis entered into an agreement to acquire Ziarco Goup Limited, a privately held company focused on the development of novel treatments in dermatology. The transaction closed on January 20, 2017. The total consideration of $420 million consists of an initial cash payment of $325 million before purchase price adjustments and preliminary present value of contingent consideration of $95 million.

        On December 20, 2016 Novartis entered into a definitive agreement for the acquisition of Encore Vision, Inc, focused on the development of a novel treatment in presbyopia. The transaction closed on January 20, 2017. The total consideration of $465 million consists of an initial cash payment of $375 million before purchase price adjustments and preliminary present value of contingent consideration of $90 million. For further details on the above two transactions, see "Note 2. Significant Transactions" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        For other contingencies, see "Item 4. Information on the Company—4.D Property, Plants and Equipment—Environmental Matters", "Item 8. Financial Information—8.A Consolidated Statements and Other Financial Information", and "Note 20. Provisions and other non-current Liabilities" and "Note 28 Commitments and Contigencies" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

Item 6.    Directors, Senior Management and Employees

6.A Directors and Senior Management

        The information set forth under "Corporate governance—Our Board Of Directors—Board of Directors" on pages 94 to 97, and "Corporate Governance—Our management—Executive Committee" on pages 100 to 103, in each case of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

6.B Compensation

        The information set forth under "Compensation Report" on pages 110 to 142 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

6.C Board Practices

        The information set forth under "Corporate governance" on pages 76 to 93, on pages 98 to 99, and on pages 104 to 107, in each case of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

6.D Employees

        The table below sets forth the breakdown of the total year-end number of our full time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2016 (full time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,615	6,836	7,363	1,517	706	23,037
Canada and Latin America	4,430	1,404	516	841	491	7,682
Europe	18,034	19,807	10,208	4,683	2,473	55,205
Asia/Africa/Australasia	17,825	7,029	3,504	3,007	1,104	32,469

Total	46,904	35,076	21,591	10,048	4,774	118,393

For the year ended December 31, 2015 (full time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,027	6,735	7,684	1,583	653	22,682
Canada and Latin America	4,756	1,470	469	810	503	8,008
Europe	18,278	19,767	10,014	4,568	2,815	55,442
Asia/Africa/Australasia	18,611	6,819	3,413	2,515	1,210	32,568

Total	47,672	34,791	21,580	9,476	5,181	118,700

For the year ended December 31, 2014 (full time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,529	8,283	8,147	1,603	738	25,300
Canada and Latin America	5,309	2,435	515	326	1,001	9,586
Europe	20,884	23,997	11,052	3,909	3,225	63,067
Asia/Africa/Australasia	21,454	7,739	3,693	1,670	904	35,460

Total	54,176	42,454	23,407	7,508	5,868	133,413

Thereof Continuing Operations	48,638	36,106	21,181	7,508	4,376	117,809
Thereof Discontinued Operations	5,538	6,348	2,226		1,492	15,604

(1)
NBS relates to full time equivalent employees from our Novartis Business Services organizational unit.

        As of December 31, 2015, the number of our full time equivalent employees decreased by approximately 15,000 compared to December 31, 2014, mainly due to the completion in 2015 of a series of transactions intended to transform our portfolio of businesses. For more information on these transactions, see the information set forth under "Note 2. Significant transactions" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.

        A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

        The aggregate amount of our shares owned by our non-executive Directors and the members of our Executive Committee in 2016 (including persons closely linked to them) as of December 31, 2016 was 1,809,282 shares. This excludes certain unvested shares and other equity rights (such as Restricted Stock Units and Phantom Shares) because such unvested shares and equity rights do not represent shares held by these persons as of December 31, 2016.

        The aggregate amount of Novartis share and ADR options, including other information regarding the options, held by our non-executive Directors and the members of our Executive Committee in 2016, as of December 31, 2016 is set forth below:

Title of Options	Amount of shares called for by the options	Exercise Price(1)	Purchase Price (if any)	Expiration Date	Total number of options held
Novas17 Options	1	72.85	0	February 3, 2017	0
Novas18 Options	1	64.05	0	January 10, 2018	0
Novas19 Options	1	53.65	0	January 18, 2019	0
Novas20 Options	1	55.85	0	January 19, 2020	0
Novas21 Options	1	54.70	0	January 19, 2021	141,396
Novas22 Options	1	54.20	0	January 19, 2022	0
Novas23 Options	1	61.70	0	January 17, 2023	0

Total Novartis Share Options					141,396
Novartis ADR Options Cycle XI	1	$58.38	0	February 3, 2017	0
Novartis ADR Options Cycle XII	1	$57.96	0	January 10, 2018	0
Novartis ADR Options Cycle XIII	1	$46.42	0	January 18, 2019	0
Novartis ADR Options Cycle XIV	1	$53.70	0	January 19, 2020	0
Novartis ADR Options Cycle XV	1	$57.07	0	January 19, 2021	0
Novartis ADR Options Cycle XVI	1	$58.33	0	January 19, 2022	0
Novartis ADR Options Cycle XVII	1	$66.07	0	January 17, 2023	0

Total Novartis ADR Options					0

(1)
Exercise price indicated is per share, and denominated in Swiss francs for share options and US dollars for ADR options.

        Information above for any former non-executive Directors and members of our Executive Committee who stepped down during 2016 is reported as of the date of their resignation.

        Since 2014, we no longer grant any new share or ADR options to our non-executive Directors, the members of our Executive Committee and our associates under our equity based participation plans. For more information on the Novartis shares, share options and other equity based instruments owned by individual members of our Executive Committee and by our current non-executive Directors, see the information set forth under "Compensation Report—Additional information—Shares, ADRs, equity rights and share options owned by Executive Committee members" and "Compensation Report—Additional information—Shares, ADRs and other equity rights owned by Executive Committee members" on page 134, and under "Compensation Report—2016 Board compensation—Shares, ADRs and share options owned by Board members" and "Compensation Report—2016 Board compensation—Shares and ADRs owned by Board members" on page 140, in each case of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, which is incorporated by reference. For more information on our equity based participation plans, see the information set forth under "Note 26. Equity-based participation plans for associates" on pages 229 to 232 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, which is incorporated by reference.

Item 7.    Major Shareholders and Related Party Transactions

7.A Major Shareholders

        Novartis shares are widely held. As of December 31, 2016, Novartis had approximately 171,000 shareholders listed in its share register, representing approximately 70.3% of issued shares. Based on the Novartis AG share register and excluding treasury shares, approximately 42.5% of the shares registered by name were held in Switzerland and approximately 23.9% were held in the US. Approximately 13.3% of the shares registered in the share register were held by individual investors, while approximately 86.7% were held by legal entities, nominees, fiduciaries and the ADS depositary.

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.

2016

        According to the share register, as of December 31, 2016, excluding 4.5% of our share capital held as treasury shares by Novartis AG and its entities that restrict their availability for use, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 2.6%; Emasan AG, with its registered office in Basel, Switzerland, holding 3.4%; and UBS Fund Management (Switzerland) AG, with its registered office in Basel, Switzerland, holding 2.1%;

  •
  Nominees: Chase Nominees Ltd., London, England (holding 8.5%); Nortrust Nominees, London, England (holding 3.9%); and The Bank of New York Mellon, New York, NY (holding 4.4%) through its nominees, Mellon Bank, Everett, MA (holding 1.8%) and The Bank of New York Mellon, Brussels, Belgium (holding 2.6%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York, NY (holding 12%).

        According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.02% of the share capital of Novartis AG as of December 31, 2016.

        According to disclosure notifications filed with Novartis AG and the SIX Swiss Exchange, each of the following shareholders held between 3% and 5% of the share capital of Novartis AG as of December 31, 2016:

  •
  Capital Group Companies, Inc., Los Angeles, CA; and

  •
  BlackRock, Inc., New York, NY

        As of December 31, 2016, no other shareholder was registered as owner of more than 2% of the registered share capital. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

2015

        According to the share register, as of December 31, 2015, excluding 6.2% of our share capital held as treasury shares by Novartis AG and its entities that restrict their availability for use, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 2.6%; and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

  •
  Nominees: Chase Nominees Ltd., London, England (holding 8.8%) (Previously reported as JPMorgan Chase Bank, New York, NY but changed to its affiliate Chase Nominees Ltd., London, England, which is entered as nominee in our share register.); Nortrust Nominees, London, England (holding 3.2%); and The Bank of New York Mellon, New York, NY (holding 4.6%) through its nominees, Mellon Bank, Everett, MA (holding 1.7%) and The Bank of New York Mellon, Brussels, Belgium (holding 2.9%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York, NY (holding 11.2%).

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

2014

        According to the share register, as of December 31, 2014, excluding 5.7% of our share capital held by Novartis AG, together with Novartis affiliates (excluding foundations), as treasury shares, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 3.2%; and Emasan AG, with its registered office in Basel, Switzerland, holding 3.3%;

  •
  Nominees: JPMorgan Chase Bank, New York, NY (holding 9.1%); Nortrust Nominees, London, England (holding 3.2%); and The Bank of New York Mellon, New York, NY (holding 4.6%) through its nominees, Mellon Bank, Everett, MA (holding 2.6%) and The Bank of New York Mellon, Brussels, Belgium (holding 2.0%); and

  •
  ADS depositary: JPMorgan Chase Bank, New York, NY (holding 11.4%).

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

7.B Related Party Transactions

        The information set forth under "Note 27. Transactions with related parties" on pages 233 to 234 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

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

        The Board will propose a dividend of CHF 2.75 per share to the shareholders for approval at the Annual General Meeting to be held on February 28, 2017. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—3.A Selected Financial Data—Cash Dividends per Share." See also "Item 3. Key Information—3.D Risk Factors—The price of our ADRs and the US dollar value of any dividends may be negatively affected by fluctuations in the US dollar/Swiss franc exchange rate."

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

        At Novartis, it is our mission to discover new ways to improve and extend people's lives, regardless of where they live. This includes the compliant sale of medicines and other healthcare products worldwide. To help us fulfill this mission, we have representative offices located in Iran.

        As of October 18, 2010, a non-US affiliate within our Innovative Medicines Division entered into a non-binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain Innovative Medicines Division medicines by third-party distributors in Iran. These include fast-track registration, market exclusivity, end-user subsidies and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.

        In the second quarter of 2016, a non-US affiliate within our Innovative Medicines Division submitted a non-binding written proposal for potential collaboration related to local manufacturing, scientific and medical activities between the Iranian Ministry of Health and certain non-US affiliates within our Innovative Medicines and Sandoz Divisions. In the third quarter of 2016, a non-US affiliate within our Innovative Medicines Division submitted a draft of a proposed binding Memorandum of Understanding (MoU), based on the proposal submitted during the second quarter of 2016, to the Embassy of the Islamic Republic of Iran in Bern, Switzerland, to seek support for a meeting with representatives of the Iranian Ministry of Health to negotiate and finalize the MoU. A draft of the proposed binding MoU was submitted to the Iranian Ministry of Health and the Ministry of Foreign Affairs of Iran in the fourth quarter of 2016.

        In 2016, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions made payments to government entities in Iran related to exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.

        From time to time, including in 2016, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants, sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non-interventional) studies. Some of these hospitals and research institutes are owned or controlled by the government of Iran, and some of these doctors and healthcare professionals are employed by hospitals that may be public or government-owned.

        Because our Innovative Medicines and Sandoz Divisions have operations in Iran, including employees, they obtain services and have other dealings incidental to their activities in that country, including paying taxes and salaries either directly or indirectly through a service provider, and obtaining office rentals, insurance, electricity, water and telecommunications services, office and similar supplies and customs-related services from Iranian companies that may be owned or controlled by the government of Iran.

        Some beneficiaries of payments made by non-US affiliates relating to our Innovative Medicines and Sandoz Divisions in the course of the operations described above maintain accounts at banks that are included on the list of Specially Designated Nationals (SDNs). Nonetheless, pursuant to Executive Order 13599, non-US persons are not subject to secondary sanctions for engaging in activities that involve persons included on the Executive Order 13599 List, given that the activities in question do not involve persons on the SDN List or conduct that remains sanctionable.

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

        The following share data was taken from SIX; the ADR data was taken from Bloomberg:

	Shares		ADRs
	High CHF per share	Low CHF per share	High $ per ADR	Low $ per ADR
Annual information for the past five years
2012	59.00	48.80	63.96	51.48
2013	73.65	58.70	80.39	63.70
2014	93.80	70.65	96.65	78.20
2015	102.30	82.20	106.12	83.96
2016	86.45	68.15	86.21	67.59
Quarterly information for the past two years
2016
First Quarter	86.45	69.55	86.21	71.11
Second Quarter	80.15	68.50	82.51	71.40
Third Quarter	82.50	76.10	83.51	78.27
Fourth Quarter	77.60	68.15	79.13	67.59
2015
First Quarter	99.70	84.30	103.00	91.67
Second Quarter	101.40	92.00	105.50	98.34
Third Quarter	102.30	87.35	106.12	89.52
Fourth Quarter	91.70	82.20	95.03	83.96
Monthly information for most recent six months
August 2016	81.55	77.30	83.12	78.77
September 2016	79.30	76.10	82.03	78.27
October 2016	77.60	70.40	79.13	71.02
November 2016	73.30	68.15	74.29	68.09
December 2016	74.45	68.50	72.84	67.59
January 2017 (through January 17, 2017)	75.40	71.35	74.17	71.99

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADR prices.

        The average daily volumes of shares traded on the SIX (ON/OFF exchange) for the years 2016, 2015 and 2014 were 6,102,338, 5,870,874, and 4,963,517, respectively. These numbers are based on total annual turnover statistics supplied by the SIX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes of ADRs traded in the US for the years 2016, 2015 and 2014 were 2,264,606, 1,787,735, and 1,504,087, respectively.

        The Depositary has informed us that as of January 17, 2017, there were 314,369,587 ADRs outstanding, each representing one Novartis share (approximately 12% of total Novartis shares issued). On January 17, 2017, the closing sales price per share on the SIX was CHF 71.35 and $71.99 per ADR on the NYSE.

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

        At our 2015 Annual General Meeting held on February 27, 2015, our shareholders approved amendments to our Articles to align with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies on Board and Executive Compensation (the "Ordinance"). Key aspects of these amendments included determining (i) the maximum number of allowable external mandates for members of our Board of Directors (Board) and Executive Committee (ECN), (ii) the principles concerning the tasks and responsibilities of our Compensation Committee, (iii) the details concerning the procedure for the new yearly binding separate shareholder votes on the aggregate compensation of our Board and ECN, and (iv) the principles of our compensation policy.

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

10.B.2 Directors

        (a)   According to our Board Regulations, a member of our Board (Director) may not participate in deliberations or resolutions on matters which affect, or reasonably might affect, the Director's interests, or the interests of a person close to the Director. In addition, the Swiss CO sets forth that if, in connection with the conclusion of a contract, the Company is represented by the person with whom it is concluding the contract, such contract shall be in writing. Furthermore, the Swiss CO does require directors and members of senior management to safeguard the interests of the corporation and, in this connection, imposes a duty of care and a duty of loyalty on such individuals. This rule is generally interpreted to mean that directors and members of senior management are disqualified from participating in decisions which affect them personally.

        (b)   A Board resolution requires the affirmative majority of the votes cast. As with any Board resolution, Directors may not vote on their own compensation unless at least a majority of the Directors are present. Such votes are subject to the approval of the aggregate amounts of compensation of the Directors and the members of the ECN by a shareholders' resolution under the Ordinance.

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

        (a)   The Swiss CO requires that at least 5% of our annual profit be retained as general reserves, so long as these reserves amount to less than 20% of our registered share capital. Swiss law and the Articles permit us to accrue additional reserves.

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

        Our shareholders have to annually elect all of the members of the Board, as well as the Chairman of the Board, the members of the Compensation Committee and the independent proxy. Cumulative voting of shares is not permitted under Swiss law.

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

        (e)   The Swiss CO limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity, in the amount necessary for this purpose, available. The aggregate nominal value of all Novartis shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly earmarked for cancellation. In addition, we are required to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders, but are entitled to the economic benefits generally connected with the shares. It should be noted that the definition of what constitutes subsidiaries, and therefore, treasury shares, for purposes of the above described reserves requirement and voting restrictions differs from the definition included in the consolidated financial statements. The definition in the consolidated financial statements requires consolidation for financial reporting purposes of special purpose entities, irrespective of their legal structure, in instances where we have the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

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

        Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Novartis shares. Novartis has neither an opting-out from the mandatory takeover offer obligation nor an opting-up of the threshold for mandatory takeover offers in its Articles.

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

10.C Material contracts

Transactions with GSK

        On April 22, 2014, we entered into agreements with GSK for the Consumer Healthcare Joint Venture, the Vaccines Sale and the Oncology Acquisition (each as defined below and, together, the "Transactions"). The Transactions were completed on March 2, 2015.

  Consumer Healthcare Joint Venture with GSK

        On April 22, 2014 (and as amended, and amended and restated, from time to time), we entered into a Contribution Agreement with GSK under which GSK contributed its consumer healthcare business (the "GSK Consumer Healthcare Business") and we contributed our OTC Division, with certain limited exceptions which include the over-the-counter business of our Sandoz Division, into a newly-created joint venture which operates under the GSK Consumer Healthcare name (the "Consumer Healthcare Joint Venture"). In consideration for those contributions, GSK owns 63.5% of the issued share capital of the Consumer Healthcare Joint Venture and we own 36.5% of the issued share capital of the Consumer Healthcare Joint Venture.

        On March 2, 2015 (and as amended from time to time), the Shareholders' Agreement which governs the operation of the Consumer Healthcare Joint Venture became operative concurrently with the creation of the Consumer Healthcare Joint Venture. Under the Shareholders' Agreement, GSK has the right to appoint seven directors to the board of the Consumer Healthcare Joint Venture and we have the right to appoint four directors to the board of the Consumer Healthcare Joint Venture. The Shareholders' Agreement also contains certain minority shareholder protections, including the right to exit the Consumer Healthcare Joint Venture via a put option exercisable in certain windows in the period from the third to the twentieth anniversary of the creation of the Consumer Healthcare Joint Venture.

  Sale of Vaccines Business (Excluding our Influenza Vaccines Business) to GSK

        On April 22, 2014 (and as amended, and amended and restated, from time to time), we entered into a Share and Business Sale Agreement with GSK under which we sold our Vaccines Division (with certain limited exceptions, and except for our influenza vaccines business) to GSK (the "Vaccines Sale") for up to $7.1 billion, consisting of $5.25 billion upfront and up to $1.8 billion in milestones, of which we have received $450 million as of December 31, 2016, plus royalties. We completed the Vaccines Sale on March 2, 2015.

  Oncology Acquisition from GSK

        On April 22, 2014 (and as amended, and amended and restated, from time to time), we entered into a Sale and Purchase Agreement with GSK under which we acquired GSK oncology products and certain related assets (the "Oncology Acquisition"). GSK has also granted us a right of first negotiation over the co-development and commercialization of GSK's current and future oncology R&D pipeline, excluding oncology vaccines, for a period of twelve and one half years from closing. We completed the Oncology Acquisition on March 2, 2015. Novartis paid an aggregate cash consideration of $16 billion for the Oncology Acquisition.

Sale of Influenza Vaccines Business to CSL

        On October 26, 2014 (and as amended, and amended and restated, from time to time), we entered into a Share and Business Sale Agreement with CSL under which we divested our Vaccines Division's influenza vaccines business to CSL for $275 million. This transaction was completed effective July 31, 2015.

Sale of Animal Health Division to Lilly

        On April 22, 2014 (and as amended from time to time), we entered into a Stock and Asset Purchase Agreement with Lilly. Under this agreement, Lilly agreed to purchase our Animal Health Division (with certain limited exceptions) for approximately $5.4 billion. This transaction was completed on January 1, 2015.

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

        As of January 1, 2017, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

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
Liechtenstein
Lithuania
Luxembourg
Macedonia
Malaysia
Malta
Mexico
Moldova
Mongolia
Montenegro
Morocco
Netherlands
New Zealand
Norway
Oman
Pakistan
Peru
Philippines
Poland
Portugal
Qatar
Romania	Russia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Turkey
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam

        The tax treaty with Bahrain is not applicable to the healthcare industry. Tax treaty negotiations are under way, or have been conducted, with Bosnia and Herzegovina, Brazil, Costa Rica, Libya, North Korea, Saudi Arabia, Senegal, Syria, and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, and when or if the corresponding treaties will come into effect.

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

        For a non-corporate US Holder, the US dollar amount of any dividends paid that constitute qualified dividend income generally will be taxable at a maximum rate of 15%. However, for tax year 2016, the top rate is 20% for taxpayers with incomes exceeding $415,050 ($466,950 for joint filing taxpayers) provided that the US Holder meets certain holding period and other requirements. In addition, the dividends could be subject to a 3.8% net investment income tax. This tax is applied against the lesser of the US Holder's net investment income or modified adjusted gross income over $200,000 ($250,000 for joint filing taxpayers). We currently believe that dividends paid with respect to our shares and ADRs will constitute qualified dividend income for US federal income tax purposes. However, the US Treasury and the US Internal Revenue Service ("IRS") have announced their intention to promulgate rules pursuant to which US Holders of shares and ADRs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. US Holders of shares or ADRs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

        Sale or Other Taxable Disposition.    Upon a sale or other taxable disposition of shares or ADRs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder's tax basis (determined in US dollars) in the shares or ADRs. This capital gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares or ADRs exceeds one year. In the case of certain US Holders (including individuals), any long term capital gain generally will be subject to US federal income tax at preferential rates, which rates are subject to a maximum of 20% for taxpayers with incomes exceeding $415,050 ($466,950 for joint filing taxpayers) for gains recognized after January 1, 2016. In addition, the gains could be subject to a 3.8% investment income tax. This tax is applied against the lesser of the US Holder's net investment income or modified adjusted gross income over $200,000 ($250,000 for joint filing taxpayers). The deductibility of capital losses is subject to significant limitations under the Code. Deposits or withdrawals of our shares by US Holders in exchanges for ADRs will not result in the realization of gain or loss for US federal income tax purposes.

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

        The information set forth under "Note 29. Financial instruments—additional disclosures" on pages 236 to 244 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

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

Fees Payable By The Depositary To The Issuer

        Pursuant to an agreement effective as of May 11, 2012, JPMorgan, as depositary, has agreed to reimburse Novartis $1.0 million per quarter, a total of $4.0 million per contract year, for expenses incurred directly related to our ADR program (the "Program") which were incurred during the contract year, including Program-related legal fees, expenses related to investor relations in the US, US investor presentations, ADR-related financial advertising and public relations, reasonable accountants' fees in relation to our Form 20-F, maintenance and broker reimbursement expenses. Because our expenses related to these categories exceed $4.0 million (see, for example, the amount of our accountants' fees set forth under "Corporate Governance—Our Independent External Auditors—Audit and Additional Fees" in the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017), the $4.0 million cannot be deemed to have reimbursed us for any particular one or more of these expenses.

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

        (b)   Report of Novartis Management on Internal Control Over Financial Reporting: The Board of Directors and management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Group's internal control system was designed to provide reasonable assurance to the Group's management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

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

        Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2016, the Group's internal control over financial reporting is effective based on those criteria.

        PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Group's internal control over financial reporting which is included in this Form 20-F under "Item 18. Financial Statements—Report of Independent Registered Public Accounting Firm."

        (c)   See the report of PwC, an independent registered public accounting firm, included under "Item 18. Financial Statements—Report of Independent Registered Public Accounting Firm."

        (d)   There were no changes to our internal control over financial reporting that occurred during the period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert

        Our Audit and Compliance Committee has determined that Srikant Datar and Elizabeth Doherty each possess specific accounting and financial management expertise and that each is an Audit Committee Financial Expert as defined by the US Securities and Exchange Commission (SEC). The Board of Directors has also determined that Srikant Datar and Elizabeth Doherty are each "independent" in accordance with the applicable requirements of Rule 10A-3 of the US Securities Exchange Act of 1934, and that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

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

Item 16C.    Principal Accountant Fees and Services

        The information set forth under "Corporate governance—Our independent external auditors" on pages 104 to 105 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2016	Total Number of Shares Purchased (a)(1)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)(2)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $(3)
				(CHF millions)	($ millions)
Jan. 1–31	1,437,086	76.49
Feb. 1–29	155,477	75.52		10,000	10,042
Mar. 1–31	3,139,398	73.30	2,970,000	9,789	10,149
Apr. 1–30	104,523	75.37		9,789	10,161
May 1–31	76,328	77.03		9,789	9,869
Jun. 1–30	82,179	79.75		9,789	9,980
Jul. 1–31	155,309	82.12		9,789	10,006
Aug. 1–31	2,866,371	80.11	2,800,000	9,570	9,734
Sep. 1–30	3,125,617	79.69	3,000,000	9,338	9,666
Oct. 1–31	78,047	77.53		9,338	9,448
Nov. 1–30	1,597,761	68.84	1,500,000	9,233	9,092
Dec. 1–31	99,652	69.81		9,233	9,030

Total	12,917,748	76.37	10,270,000

(1)
Column (a) shows shares we purchased as part of our seventh share repurchase program plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See the information set forth under "Note 26. Equity-based participation plans for associates" on pages 229 to 232 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, which is incorporated by reference.

(2)
Column (c) shows shares purchased as part of our seventh share repurchase program which was approved by the shareholders February 23, 2016 for an amount of up to CHF 10.0 billion. See the information set forth under "Corporate governance—Our shares and our shareholders—Our shares—Share repurchase programs" on page 80 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, which is incorporated by reference.

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        The information set forth under "Corporate governance—Our corporate governance framework" on page 105 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        See response to "Item 18. Financial Statements."

Item 18.    Financial Statements

        The information set forth under the headings

        "Consolidated income statements" on page 178;

        "Consolidated statements of comprehensive income" on page 179;

        "Consolidated statements of changes in equity" on page 180;

        "Consolidated balance sheets" on page 181;

        "Consolidated cash flow statements" on page 182; and

        "Notes to the Novartis Group consolidated financial statements" on pages 183 to 247,

        in each case of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017, is incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Novartis AG, Basel

        In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, consolidated cash flow statements and notes (as referred to in item 18 of this Form 20-F) present fairly, in all material respects, the financial position of Novartis AG and its consolidated subsidiaries (Group or Company) at December 31, 2016 and December 31, 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        The Novartis' Board of Directors and management of the Group are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the "Report of Novartis Management on Internal Control Over Financial Reporting" in item 15(b) of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers AG
/s/ BRUNO ROSSI Bruno Rossi Audit expert Auditor in charge	/s/ STEPHEN JOHNSON Stephen Johnson Global relationship partner
Basel, January 24, 2017

Item 19.    Exhibits

1.1	Articles of Incorporation of Novartis AG, as amended February 23, 2016 (English translation).
1.2
Regulations of the Board and Committee Charters of Novartis AG, as amended in relevant part January 1, 2014, March 1, 2015, and November 1, 2015 (incorporated by reference to Exhibit 1.2 to the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016).
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
4.1
Contribution Agreement relating to the Consumer Healthcare Joint Venture made on April 22, 2014, as amended and restated on May 29, 2014 and March 1, 2015, between Novartis AG, GlaxoSmithKline plc and GlaxoSmithKline Consumer Healthcare Holdings Limited (formerly known as Leo Constellation Limited). Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.2 of the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016.)
4.2
Share and Business Sale Agreement relating to the Vaccines Group made on April 22, 2014, as amended and restated on May 29, 2014, as further amended on October 9, 2014, and as further amended and restated on March 1, 2015, between Novartis AG and GlaxoSmithKline plc. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.3 of the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016.)
4.3
Sale and Purchase Agreement in relation to the Oncology Business made on April 22, 2014, as amended and restated on May 29, 2014, November 21, 2014 and March 1, 2015, between GlaxoSmithKline plc and Novartis AG. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.4 of the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016.)

4.4	Stock and Asset Purchase Agreement made on April 22, 2014, as amended on December 17, 2014, between Novartis AG and Eli Lilly and Company. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.6 of the Form 20-F for the year ended December 31, 2014, as filed with the SEC on January 27, 2015.)
4.5
Share and Business Sale Agreement relating to the Flu Group made on October 26, 2014, as amended and restated on July 31, 2015, between Novartis AG and CSL Limited. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.7 of the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016.)
4.6
Shareholders' Agreement relating to GlaxoSmithKline Consumer Healthcare Holdings Limited made on March 2, 2015, between GlaxoSmithKline Consumer Healthcare Holdings Limited, GlaxoSmithKline plc, Setfirst Limited, Novartis AG, Novartis Holding AG and Novartis Finance Corporation. Confidential portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the SEC. (Incorporated by reference to Exhibit 4.8 of the Form 20-F for the year ended December 31, 2015, as filed with the SEC on January 27, 2016.)
6.1
Our earnings per share calculation is incorporated by reference to "Note 7. Earnings per share" on page 202 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.
8.1
A list of all of our principal Group subsidiaries and associated companies is incorporated by reference to "Note 32. Principal Group subsidiaries and associated companies" on pages 246 to 247 of the "Excerpts from Novartis Annual Report 2016" furnished to the SEC on Form 6-K on January 25, 2017.
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
15.2	Excerpts from Novartis Annual Report 2016 (incorporated by reference to Exhibit 99.1 to Form 6-K as furnished to the SEC on January 25, 2017).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ HARRY KIRSCH Name: Harry Kirsch Title: Chief Financial Officer, Novartis Group
By:	/s/ FELIX R. EHRAT Name: Felix R. Ehrat Title: General Counsel, Novartis Group

Date: January 25, 2017