Form 20-F
period 2017-12-31
NOVARTIS AG
filed 2018-01-24
CIK 1114448

Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on January 24, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,317,456,499 shares

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

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒                        Accelerated filer ☐                        Non-accelerated filer ☐                        Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

        Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended, we incorporate information for certain items of this Form 20-F by reference to the "Excerpts from Novartis Annual Report 2017" included as Exhibit 99.1 to Form 6-K furnished to the SEC on January 24, 2018 (the Annual Report Excerpts). Therefore the information in this Form 20-F should be read in conjunction with the Annual Report Excerpts. References to content not contained within the Annual Report Excerpts shall not be deemed to be incorporated by reference.

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

        In this Form 20-F, references to "US dollars," "USD" or "$" are to the lawful currency of the United States of America, and references to "CHF" are to Swiss francs; references to the "United States" or to "US" are to the United States of America, references to the "European Union" or to "EU" are to the European Union and its 28 member states, references to "Latin America" are to Central and South America, including the Caribbean, and references to "Australasia" are to Australia, New Zealand, Melanesia, Micronesia and Polynesia, unless the context otherwise requires; references to the "EC" are to the European Commission; references to "associates" are to employees of our affiliates; references to the "FDA" are to the US Food and Drug Administration, references to "EMA" are to the European Medicines Agency, an agency of the EU, and references to the "CHMP" are to the Committee for Medicinal Products for Human Use of the EMA; references to "ADR" or "ADRs" are to Novartis American Depositary Receipts, and references to "ADS" or "ADSs" are to Novartis American Depositary Shares; references to the "NYSE" are to the New York Stock Exchange, and references to the "SIX" are to the SIX Swiss Exchange; references to "GSK" are to GlaxoSmithKline plc, references to "Lilly" are to Eli Lilly and Company, and references to "CSL" are to CSL Limited.

        All product names appearing in italics are trademarks owned by or licensed to Group companies. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Group companies and are the property of their respective owners.

 FORWARD-LOOKING STATEMENTS

        This Form 20-F contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Other written materials filed with or furnished to the US Securities and Exchange Commission (SEC) by Novartis, as well as other written and oral statements made to the public, may also contain forward-looking statements. Forward-looking statements can be identified by words such as "potential," "expected," "will," "planned," "pipeline," "outlook," or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant acquisitions and reorganizations of recent years; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions or potential shareholder returns; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements.

        Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time, or that the result of the strategic review will in fact maximize shareholder value. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant acquisitions and reorganizations of recent years. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results.

        In particular, our expectations could be affected by, among other things:

  •
  global trends toward health care cost containment, including ongoing government, payor and general public pricing and reimbursement pressures, such as from increased publicity on pharmaceuticals pricing, and requirements for increased pricing transparency;

  •
  regulatory actions or delays or government regulation generally;

  •
  the potential that the strategic benefits, synergies or opportunities expected from the significant acquisitions and reorganizations of recent years may not be realized or may take longer to realize than expected;

  •
  the inherent uncertainties involved in predicting shareholder returns;

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

  •
  uncertainties involved in the development or adoption of potentially transformational technologies and business models;

  •
  general political and economic conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world;

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

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

3.A    Selected Financial Data

        The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with IFRS as issued by the IASB. Our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015, are included under "Novartis Group consolidated financial statements" on pages 186 to 254 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, and in "Item 18. Financial Statements" in this Form 20-F.

        All financial data should be read in conjunction with "Item 5. Operating and Financial Review and Prospects". All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	($ millions, except per share information)
INCOME STATEMENT DATA
Net sales to third parties from continuing operations	49,109	48,518	49,414	52,180	51,869
Operating income from continuing operations	8,629	8,268	8,977	11,089	10,983
Income from associated companies	1,108	703	266	1,918	599
Interest expense	(777)	(707)	(655)	(704)	(683)
Other financial income and expense	39	(447)	(454)	(31)	(92)

Income before taxes from continuing operations	8,999	7,817	8,134	12,272	10,807
Taxes	(1,296)	(1,119)	(1,106)	(1,545)	(1,498)

Net income from continuing operations	7,703	6,698	7,028	10,727	9,309

Net income/(loss) from discontinued operations			10,766	(447)	(17)

Group net income	7,703	6,698	17,794	10,280	9,292

Attributable to:
Shareholders of Novartis AG	7,703	6,712	17,783	10,210	9,175
Non-controlling interests	0	(14)	11	70	117
Basic earnings per share ($)
Continuing operations	3.28	2.82	2.92	4.39	3.76
Discontinued operations			4.48	(0.18)	0.00
Total	3.28	2.82	7.40	4.21	3.76
Diluted earnings per share ($)
Continuing operations	3.25	2.80	2.88	4.31	3.70
Discontinued operations			4.41	(0.18)	0.00
Total	3.25	2.80	7.29	4.13	3.70
Cash dividends(1)	6,495	6,475	6,643	6,810	6,100
Cash dividends per share in CHF(2)	2.80	2.75	2.70	2.60	2.45

(1)
Cash dividends represent cash payments in the applicable year that generally relates to earnings of the previous year.

(2)
Cash dividends per share represent dividends proposed that relate to earnings of the current year. Dividends for 2013 through 2016 were approved at the respective AGMs and dividends for 2017 will be proposed to the Annual General Meeting on March 2, 2018 for approval.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	($ millions)
BALANCE SHEET DATA
Cash, cash equivalents and marketable securities & derivative financial instruments	9,485	7,777	5,447	13,862	9,222
Inventories	6,867	6,255	6,226	6,093	7,267
Other current assets	11,856	10,899	11,172	10,805	13,294
Non-current assets	104,871	105,193	108,711	87,826	95,712
Assets related to discontinued operations				6,801	759

Total assets	133,079	130,124	131,556	125,387	126,254

Trade accounts payable	5,169	4,873	5,668	5,419	6,148
Other current liabilities	18,234	17,336	18,040	19,136	20,170
Non-current liabilities	35,449	33,024	30,726	27,570	25,414
Liabilities related to discontinued operations				2,418	50

Total liabilities	58,852	55,233	54,434	54,543	51,782

Issued share capital and reserves attributable to shareholders of Novartis AG	74,168	74,832	77,046	70,766	74,343
Non-controlling interests	59	59	76	78	129

Total equity	74,227	74,891	77,122	70,844	74,472

Total liabilities and equity	133,079	130,124	131,556	125,387	126,254

Net assets	74,227	74,891	77,122	70,844	74,472
Outstanding share capital	869	896	890	898	912
Total outstanding shares (millions)	2,317	2,374	2,374	2,399	2,426

Cash Dividends per Share

        Cash dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs.

Year Earned	Month and Year Paid	Total Dividend per share (CHF)	Total Dividend per share ($)
2013	March 2014	2.45	2.76
2014	March 2015	2.60	2.67
2015	March 2016	2.70	2.70
2016	March 2017	2.75	2.72
2017(1)	March 2018	2.80	2.87	(2)

(1)
Dividend to be proposed at the Annual General Meeting on March 2, 2018, and to be distributed March 8, 2018.

(2)
Translated into US dollars at the December 31, 2017 rate of $1.024 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate.

Exchange Rates

        The following table shows, for the years and dates indicated, certain information concerning the rate of exchange of US dollar per Swiss franc based on exchange rate information found on Bloomberg Market System. The exchange rate in effect on January 18, 2018, as found on Bloomberg Market System, was CHF 1.00 = $1.04.

Year ended December 31, ($ per CHF)	Period End	Average(1)	Low(2)	High(2)
2013	1.12	1.08	1.05	1.12
2014	1.01	1.09	1.01	1.13
2015	1.01	1.04	0.97	1.08
2016	0.98	1.01	0.98	1.04
2017	1.02	1.02	0.99	1.04
Month
August 2017			1.03	1.05
September 2017			1.03	1.06
October 2017			1.00	1.03
November 2017			1.00	1.02
December 2017			1.00	1.02
January 2018 (through January 18, 2018)			1.02	1.04

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

        Major products of our Innovative Medicines Division, as well as certain products of our Sandoz and Alcon Divisions, are protected by patent and other intellectual property rights, which provide us with exclusive rights to market the products, and give us an opportunity to recoup our investments in research and development. However, the strength and duration of those intellectual property rights can vary significantly from product to product and country to country, and they may be successfully challenged by third parties or regulatory authorities. Loss of market exclusivity for one or more important products has had, and can be expected to continue to have a material adverse effect on our results of operations.

        The introduction of generic competition for a patented branded medicine typically results in a significant and rapid reduction in net sales and operating income for the branded product because generic manufacturers typically offer their unpatented versions at sharply lower prices. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the term of the patent or other intellectual property rights. Such competition can also result from the entry of generic versions of another medicine in the same therapeutic class as one of our drugs or in another competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our drugs by governments, or from a general weakening of intellectual property laws in certain countries around the world. In addition, generic manufacturers sometimes take an aggressive approach to challenging intellectual property rights, including conducting so-called "launches at risk" of products that are still under legal challenge for infringement, before final resolution of legal proceedings.

        We also rely in all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets and other confidential information, which we seek to protect through various measures including confidentiality agreements with licensees, employees, third-party collaborators, and consultants who may have access to such information. If these agreements are breached or our other protective measures should fail, then our contractual or other remedies may not be adequate to cover our losses.

        Some of our best-selling products have begun or are about to face significant competition due to the end of market exclusivity resulting from the expiry of patent or other intellectual property protection.

  •
  Our formerly best-selling product Gleevec/Glivec faces continued and increasing generic competition in the US, EU and Japan.

  •
  Patent protection for the marketed forms of our Sandostatin products has expired. Generic versions of Sandostatin SC are available in the US, EU and Japan. While there is currently no generic competition in the US, EU or Japan for Sandostatin LAR, the long-acting version of Sandostatin which represents the majority of our Sandostatin sales, such generic competition may arise in the future.

  •
  Diovan and Co-Diovan/Diovan HCT, which had long been our best-selling product, has generic competitors in the US, EU and Japan. In addition, the single pill combination products Exforge and Exforge HCT, which contain valsartan, the active ingredient in Diovan, face generic competition despite the existence of separate intellectual property covering those products. Exforge has generic competition in the US, EU and Japan. Exforge HCT, which is not marketed in Japan, has generic competition in the US and may face additional generic competition in the future.

  •
  Intellectual property protecting a number of additional major products is either being challenged or will expire at various times in the coming years, raising the possibility of generic competition. Among these products that may begin to face generic competition in one or more major markets during the next three years are Gilenya, our everolimus products (Afinitor/Votubia and Certican/Zortress), Exjade/Jadenu and Lucentis.

        For more information on the patent status of our Innovative Medicines Division's products see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Intellectual Property."

        In 2018, we expect an impact on our net sales of about $1.5 billion as a result of the loss of intellectual property protection for our products. Because we typically have substantially reduced marketing and research and development expenses related to products that are in their final year of exclusivity, we expect that this loss of intellectual property protection also will have an impact on our 2018 operating income in an amount corresponding to a significant portion of the products' lost sales. The magnitude of the impact of generic competition could depend on a number of factors, including the time of year at which the generic competitor is launched; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic competitor products approved, including whether, in the US, a single competitor is granted an exclusive marketing period, and whether an authorized generic is launched; and the geographies in which generic competitor products are approved, including the strength of the market for generic pharmaceutical products in such geographies and the comparative profitability of branded pharmaceutical products in such geographies.

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

        Our financial performance, including our ability to replace revenue and income lost to generic and other competition and to grow our business, depends heavily on the commercial success of our products. If any of our major products were to become subject to problems such as changes in prescription growth rates, unexpected side effects, loss of intellectual property protection, supply chain issues or other product shortages, regulatory proceedings, changes in labeling, publicity affecting doctor or patient confidence in the product, material product liability litigation, or pressure from new or existing competitive products, the adverse impact on our revenue and profit could be significant. In addition, our revenue and profit could be significantly impacted by the timing and rate of commercial acceptance of key new products. See also "—Our business is affected by pressures on pricing and reimbursement for our products," below, with regard to the impact of pricing and reimbursement issues on the commercial success of our products.

        All of our businesses are broadly faced with intense competition from new products and technological advances from competitors, and physicians, patients and third-party payors may choose our competitors' products instead of ours if they perceive them to be safer, more effective, easier to administer, less expensive, more convenient, or more cost-effective. Products that compete with ours are launched from time to time. We cannot predict with accuracy the timing of the introduction of such competitive products or their possible effect on our sales. However, products significantly competitive to our major products, including Cosentyx, Lucentis, Gilenya, Sandostatin, Tasigna and Afinitor, are on the market, and others are in development. In addition, numerous companies are seeking to enter the healthcare field to take advantage of their expertise in digital and other new technologies. See "—We may fail to develop or take advantage of transformational technologies and business models," below. We may also face new competitors from different regions of the world, including China, which is moving aggressively to expand its role in the sciences and in many industries. Such new competitors may successfully develop products or technologies which could make products of ours uncompetitive or obsolete.

        Such competitive products could significantly affect the revenue from our products and our results of operations. This impact could also be compounded to the extent such competition results in us making significant additional investments in marketing and sales, or in research and development.

        In particular, our Alcon Division and our US Sandoz business each has suffered declines in sales and profits in recent years due at least in part to increased competition for its products, although Alcon's results improved in 2017, returning to growth. There can be no certainty either that Sandoz US sales will recover, or that Alcon's improved results will be repeated in the coming years. In any event, such competition and the costs of our efforts to improve these businesses' performance, as well as other factors, can be expected to affect the business, financial condition or results of operations of these organizations, at least in the near term. In addition, despite the devotion of significant resources to our efforts to improve the performance of Alcon and Sandoz US, those efforts may ultimately prove insufficient. Should our efforts fail to accomplish their goals, or fail to do so in a timely manner, it could have a material adverse impact on our business, financial condition or results of operations beyond the near term, as well. See also "—Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost revenue and income and take advantage of new technologies," and "—Intense competition from patented and generic pharmaceuticals companies, as well as failure to obtain marketing exclusivity periods for new generic products, or to successfully develop biosimilars and other differentiated products, may have a material adverse effect on the success of our Sandoz Division," below.

Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business, replace lost revenue and income and take advantage of new technologies.

        Our ability to continue to maintain and grow our business, to replace sales lost due to competition, entry of generics or other reasons, and to bring to market products and medical advances that take advantage of new, and potentially disruptive technologies depends in significant part upon the success of our research and development activities in identifying, and successfully and cost-effectively developing new products that address unmet medical needs, are accepted by patients and physicians, are reimbursed by payors, and are commercially successful. To accomplish this, we commit substantial effort, funds and other resources to research and development, both through our own dedicated resources and through collaborations with third parties. However, developing new healthcare products and bringing them to market is a highly costly, lengthy and uncertain process. In spite of our significant investments, there can be no guarantee that our research and development activities will produce commercially successful new products that will enable us to replace revenue and income lost to generic and other competition and to grow our business. See also "—We may not successfully achieve our goals in transactions or reorganizations," below, with regard to our recent reorganization of our pharmaceutical product development organization.

        Using the products of our Innovative Medicines Division as an example, the research and development process for a new product can take up to 15 years, or even longer, from discovery to commercial product launch—and with limited available intellectual property protections, the longer it takes to develop a product, the less time there may be for us to recoup our research and development costs. New products must undergo intensive preclinical and clinical testing, and must be approved by means of highly complex, lengthy and expensive approval processes which can vary from country to country.

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

        In addition, following the "Brexit" vote in the UK, the EU has decided to move the headquarters of the EU's health authority, the EMA, from the UK to the Netherlands by March 2019. It is expected that a significant percentage of the current employees of the EMA will decide not to make the move to the Netherlands. This raises the possibility that new drug approvals in the EU could be delayed as a result.

        Further, in recent years, in order to achieve approvals of and reimbursement for new products and new indications, governmental authorities and payors around the world have increasingly required more clinical trial data than they had in the past, the inclusion of significantly higher numbers of patients in clinical trials, and more detailed analyses of the trials. As a result, despite significant efforts by health authorities such as the FDA to accelerate the development of new drugs, the already lengthy and expensive process of obtaining regulatory approvals and reimbursement for pharmaceutical products has in many cases become even more challenging.

        Similarly, the post-approval regulatory burden has also increased. Approved drugs are subject to various requirements such as risk evaluation and mitigation strategies (REMS), risk management plans, comparative effectiveness studies, health technology assessments, and requirements to conduct post-approval Phase IV clinical trials to gather additional safety and other data on products. These requirements have the effect of making the maintenance of regulatory approvals and of achieving reimbursement for our products increasingly expensive, and further heightening the risk of recalls, product withdrawals, loss of market share, and loss of revenue and profitability.

        There is also the risk that we may fail to identify significant new product candidates for development or potentially disruptive new technologies, and so may fail to take advantage of a potential new wave of innovation.

        Our Alcon Division faces similar challenges in bringing new products to market, including both the products and components that have been developed in house, as well as those that have been acquired from third parties. Alcon's Surgical and Vision Care products face medical device development and approval processes that are often similarly as difficult as those faced by our Innovative Medicines Division. For example, the new EU Medical Devices Regulation could bring substantial changes to the way medical device manufacturers bring new products to the European market, including with respect to labelling, technical documentation and quality management systems. Alcon has taken steps to increase its innovation power and the success of its research and development efforts. But these efforts are costly and require extensive efforts over time. There can be no certainty that Alcon will be successful in these efforts, in either the short- or the long-term, and if Alcon is not successful, there could be a material adverse effect on the success of the Alcon Division, and on the Group as a whole.

        In addition, our Sandoz Division has made, and expects to continue to make, significant investments in the development of differentiated, "difficult-to-make" generic products, including biotechnology-based, "biologic" medicines, including those intended for sale as bioequivalent or "biosimilar" generic versions of currently-marketed biotechnology products. While the development of such products typically is significantly less costly and complex than the development of the equivalent originator medicines, it is nonetheless often significantly more costly and complex than those for non-differentiated generic products. In addition, many countries do not yet have fully-developed legislative or regulatory pathways to facilitate the development of biosimilars and permit biosimilars to be sold in a manner in which the biosimilar product would be readily substitutable for the originator product. Further delays in the development and completion of such regulatory pathways, or any significant impediments that may ultimately be built into such pathways, or any other significant difficulties that may arise in the development or marketing of biosimilars or other differentiated products, could put at risk the significant investments that Sandoz has made, and will continue to make, in the development of differentiated products in general, and in its biopharmaceuticals business in particular, and could have a material adverse effect on the long-term success of the Sandoz Division and the Group as a whole. See also "—Intense competition from patented and generic pharmaceuticals companies, as well as failure to obtain marketing exclusivity periods for new generic products, or to successfully develop biosimilars and other differentiated products, may have a material adverse effect on the success of our Sandoz Division," below.

        Further, in all of our divisions, our research and development activities must be conducted in an ethical and compliant manner. Among other things, we must be concerned with patient safety, data privacy, Good Clinical Practices requirements, data integrity requirements, the fair treatment of patients in developing countries, and animal welfare requirements. Should we fail to properly manage such issues, we risk injury to third parties, damage to our reputation, negative financial consequences as a result of potential claims for damages, sanctions and fines, and the potential that our investments in research and development activities could have no benefit to the Group.

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

        Our businesses are operating in an ever more challenging environment, with significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products by governments, insurers and other payors. The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly than in the past. These pressures are particularly strong given the increasing demand for healthcare resulting from the aging of the global population and associated increases in non-communicable diseases, and the resulting impact on healthcare budgets. These pressures are further compounded by consolidation among distributors, retailers, private insurers, managed care organizations and other private payors, which can increase their negotiating power, particularly with respect to our generic drugs. In addition, these pressures are augmented by significant controversies and intense publicity about prices for pharmaceuticals that some consider excessive, as well as government investigations and legal proceedings regarding pharmaceutical pricing practices.

        As a result, we face numerous cost-containment measures by governments and other payors, including government-imposed industry-wide price reductions, mandatory pricing systems, reference pricing systems, payors limiting access to treatments based on cost-benefit analyses, an increase in imports of drugs from lower-cost countries to higher-cost countries, shifting of the payment burden to patients through higher co-payments, limiting physicians' ability to choose among competing medicines, mandatory substitution of generic drugs for the patented equivalent, growing pressure on physicians to reduce the prescribing of patented prescription medicines, the imposition or threat of imposition of compulsory licensing or Declarations of Public Interest, and requirements for increased transparency on pricing. For more information on such price controls see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Price Controls." See also "—Ongoing consolidation among our distributors and retailers is increasing both the purchasing leverage of key customers and the concentration of credit risk," below, with regard to the impact on pricing of the consolidation among our customers, and "—Political and economic instability may have a material adverse effect on our results," below, with regard to the impact of economic conditions on our pricing. These factors may materially affect our ability to achieve an acceptable return on our investments in the development of our products, and may impact our ability to invest in the research and development of new products.

        We expect these challenges to continue—and potentially to increase in 2018 and following years—as political pressures mount, and healthcare payors around the globe, including government-controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare, restrict access to higher-priced new medicines, increase the use of generics and impose overall price cuts. Such pressures could have a material adverse impact on our business, financial condition or results of operations, as well as on our reputation.

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

        For example, we are faced with increasing pressures, including new laws and regulations from around the world, to be more transparent with respect to how we do business, including with respect to our interactions with healthcare professionals and organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, as well as with regard to the prices for our products.

        In addition, we have significant activities in a number of developing countries around the world, both through our own employees, and through third parties retained to assist us. In some of these countries, a culture of compliance with law may not be as fully developed as in other countries.

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

        In particular, in recent years, there has been a trend of increasing government investigations, legal proceedings and law enforcement activities against companies and executives operating in our industry, both in the US and in countries around the world. Increasingly, such activities can involve criminal proceedings, and can retroactively challenge practices previously considered to be legal. A number of our subsidiaries across each of our divisions are, or may in the future be subject to various investigations and legal proceedings that arise or may arise from time to time, such as proceedings regarding sales and marketing practices, pricing, corruption, trade regulation and embargo legislation, product liability, commercial disputes, employment and wrongful discharge, antitrust (including for so-called "pay for delay" patent settlements), securities, insider trading, occupational health and safety, environmental, tax, cybersecurity, data privacy and intellectual property matters. For information on significant legal matters pending against us see "Note 19. Provisions and other non-current liabilities" and "Note 27. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018. See also "—Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses," below.

        Such proceedings are inherently unpredictable, and large judgments sometimes occur. As a consequence, we may in the future incur judgments that could involve large cash payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages. In addition, such proceedings may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to civil litigation. As a result, having taken into account all relevant factors, we have in the past and may again in the future enter into major settlements of such claims without bringing them to final legal adjudication by courts or other such bodies, despite having potentially significant defenses against them, in order to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money, and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for a period of years.

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

The manufacture of our products is highly regulated and complex, and may result in a variety of issues that could increase our cost of goods and lead to extended supply disruptions and significant liability.

        The manufacture of our products is complex and heavily regulated by governmental health authorities around the world, including the FDA. Whether our products and the related raw materials are manufactured at our own dedicated manufacturing facilities or by third parties, we must ensure that all manufacturing processes comply with current Good Manufacturing Practices (cGMP) and other applicable regulations, as well as with our own high quality standards. In recent years, health authorities have substantially intensified their scrutiny of manufacturers' compliance with such requirements.

        Any significant failure by us or our third-party suppliers to comply with these requirements or the health authorities' expectations, may cause us to shut down the production facilities or production lines. Alternately, we may be forced to shut them down by a government health authority, or could be prevented from importing our products from one country to another. This could lead to product shortages, or to our being entirely unable to supply products to patients for an extended period of time. Such shortages or shut downs have led to and could continue to lead to significant losses of sales revenue and to potential third-party litigation. In addition, health authorities have in some cases imposed significant penalties for such failures to comply with cGMP. A failure to comply fully with cGMP could also lead to a delay in the approval of new products to be manufactured at the impacted site.

        In addition to these regulatory requirements, the technically complex manufacturing processes required to manufacture many of our products increase the risk of production failures, and can increase the cost of producing our goods. For example, we manufacture and sell a number of sterile products, including oncology products, which require sophisticated environmental controls. In addition, a significant number of our products are "biologic" products. Unlike traditional "small-molecule" drugs, biologic drugs or other biologic-based products cannot be manufactured synthetically, but typically must be produced from living plant or animal micro-organisms. As a result, the production of biologic-based products that meet all regulatory requirements is especially complex. Even slight deviations at any point in the production process may lead to production failures or recalls. In addition, because the production process involves living plant or animal micro-organisms, the process could be affected by contaminants that could impact those micro-organisms. Further, for our new oncology product Kymriah, each dose must be separately produced, using the individual patient's own cells as a basis, without contingencies for production failures. As a result, because the production process for many of our products is so complex and sensitive, the cost of production and the chance of production failures and lengthy supply interruptions is increased.

        In order to meet increasing health authority expectations and our own high quality standards, we are devoting substantial time and resources to remediate issues, improve quality and assure consistency of product supply at our manufacturing sites and third party suppliers around the world. However, there can be no guarantee as to the outcome of these efforts, or that we or our third parties suppliers will not face significant manufacturing issues, or that we will successfully manage such issues when they arise. For example, our Sandoz Division has been unable to launch its Glatopa 40mg product due to a Warning Letter received from the FDA by our third party supplier with respect to its manufacturing facility.

        In addition, many of our products require a supply of highly specialized raw materials. For some of our products and raw materials, we may rely on a single source of supply. As a result, we are required to plan our production activities well in advance. If we should suffer from product shortages, including as a result of a natural disaster at a production facility, or if we should underestimate market demand for a product, or should fail to accurately predict when the product would be approved for sale, then we may not be able to produce sufficient product to meet demand. Alternately, if we overestimate the quantity or timing of product to be produced, then we may be required to dispose of excess product, which would result not only in the loss of the product, but also the resources spent to produce it.

        Further, because our products are intended to promote the health of patients, for some of our products, a supply disruption or other production issue could endanger our reputation and subject us to lawsuits or to allegations that the public health, or the health of individuals, has been harmed.

        Thus, complex production processes and compliance with regulatory requirements can increase our cost of producing our products, and any significant disruption in the supply of our products could impact our sales, either of which could have a material adverse effect on our business, financial condition or results of operations, as well as our reputation. See also "—We may not successfully achieve our goals in transactions or reorganizations," below, with regard to our recent reorganization of our product manufacturing organization, and "—Extreme weather events, earthquakes and other natural disasters could adversely affect our business," below.

Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets.

        Changes in exchange rates between the US dollar, our reporting currency, and other currencies can result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows.

        In addition to ordinary market risk, there is a risk that countries could take affirmative steps that could significantly impact the value of their currencies. Such steps could include "quantitative easing" measures and potential withdrawals by countries from common currencies. In addition, countries facing local financial difficulties, including countries experiencing high inflation rates and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Such exchange controls could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries.. See "—Political and economic instability may have a material adverse effect on our results," below.

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

        For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources—Effects of Currency Fluctuations" "Item 11. Quantitative and Qualitative Disclosures about Market Risk", and "Note 28. Financial instruments—additional disclosures" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

We may not successfully achieve our goals in transactions or reorganizations.

        As part of our strategy, from time to time we acquire and divest products or entire businesses, in order to expand or complement our existing businesses, or to enable us to focus more sharply on our strategic businesses. For example, we recently completed the acquisition of Advanced Accelerator Applications, a radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines including Lutathera, a first-in-class radioligand therapy product for neuroendocrine tumors.

        Despite expending significant efforts and resources in this area, we cannot ensure that we will identify products or businesses that are suitable for acquisition. In addition, acquisition activities can be thwarted by governmental regulation, including market concentration limitations, political interference, overtures from competitors for the targeted assets, potentially increasing prices demanded by sellers, and other issues. Once an acquisition is agreed upon with a third party, we may not be able to complete the acquisition in the expected form or within the expected time frame, or at all, due to a failure to obtain required regulatory approvals or a failure to achieve contractual or other required closing conditions. Further, after an acquisition, efforts to develop and market acquired products, including products acquired by Alcon, or to integrate the acquired business may not meet expectations, or may otherwise not be successful, as a result of difficulties in retaining key personnel, customers and suppliers, difference in corporate culture, standards, controls, processes and policies, or other reasons. Acquisitions and divestments can also divert management's attention from our existing businesses, and could result in the existing businesses failing to achieve expected results, or in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues.

        Similarly, we cannot ensure that suitable buyers will be identified for businesses or other assets that we might want to divest. Neither can we ensure that we will correctly select businesses or assets as candidates for divestiture, that we will be able to successfully complete any agreed upon divestments, or that any expected strategic benefits, synergies or opportunities will arise as a result of any divestiture. For example, in early 2017, we announced a strategic review of the Alcon Division in order to explore all options to maximize value for our shareholders. Key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before the first half of 2019. But there can be no certainty that the strategic review will reach any particular results, or at any particular time, or that it will in fact maximize shareholder value.

        In addition, as part of our strategy, from time to time we reassess the optimal organization of our business, including the allocation of products by division and the level of centralization and simplification of certain functions across the Group, to better align those products and functions with the capabilities and expertise required for competitive advantage. As an example of this, in October 2017, we announced that certain over-the-counter and diagnostic ophthalmic products would be moved from the Innovative Medicines Division to the Alcon Division effective January 1, 2018, where we believe the products will create the most value. We expect this and other similar actions, including our prior move of prescription ophthalmic pharmaceutical products from our Alcon Division to our Innovative Medicines Division, to help further strengthen our competitive position, enable us to maintain our leading position in research and development, and free resources for our growth priorities. But the expected benefits of such reorganizations may never be fully realized or may take longer to realize than expected. There can be no certainty that the businesses and functions involved will be successfully integrated into the new organizations or that key personnel will be retained. Disruption from the reorganizations may make it more difficult to maintain relationships with customers, employees or suppliers, and the reorganizations may result in the Group not achieving the expected productivity and financial benefits, shortfalls in program oversight, or, potentially, sales declines and lost profits.

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

Significant breaches of data security or disruptions of information technology systems and the use of Internet, social media and mobile technologies could adversely affect our business and expose people's personal information.

        We are heavily dependent on critical, complex and interdependent information technology systems, including Internet-based systems, to support our business processes. In addition, Novartis and our employees rely on Internet and social media tools and mobile technologies as a means of communications, and to gather information, which can include people's personal information. We are also increasingly seeking to develop technology-based products such as mobile applications and other digital health products that go "beyond the pill" to improve patient welfare in a variety of ways, which could also result in us gathering personal information about patients and others electronically.

        The size and complexity of our information technology systems, and, in some instances, their age, make them potentially vulnerable to external or internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced or lost data, programming or human errors, or other similar events. Although we have devoted and continue to devote significant resources and management attention to cybersecurity and to business continuity efforts, like many companies, we have experienced certain of these events and expect to continue to experience them in the future, as the external cyber-attack threat only keeps growing. We believe that the information security incidents we have experienced to date have not resulted in significant disruptions to our operations, and have not had a significant adverse effect on our results of operations, or on third parties. However, we may not be able to prevent future breakdowns or breaches in our systems and we may not be able to prevent such events from having a material adverse effect on our business, financial condition, results of operation or reputation.

        Any such event could negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of the results of such efforts to health authorities in support of requests for product approvals, the functioning of our manufacturing and supply chain processes, our compliance with legal obligations and other key business activities, including our employees' ability to communicate with one another and with third parties. Such potential information technology issues could also lead to the loss of important information such as trade secrets or other intellectual property and could accelerate the development or manufacturing of competing products by third parties. In addition, malfunctions in software or in devices that make significant use of information technology, including our Alcon surgical equipment, could lead to a risk of harm to patients.

        In addition, our routine business operations, including through the use of information technologies such as the Internet, social media, mobile technologies, and technology-based medical devices, increasingly involve our gathering personal information (including sensitive personal information) about patients, vendors, customers, employees, collaborators and others. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people's personal information to unauthorized persons. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties. We also make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. Any additional restraints that may be placed on our ability to transfer such data could have a material adverse effect on our business, financial condition, results of operations and reputation.

        We also use Internet, social media and mobile tools as a means to communicate with the public, including about our products or about the diseases our products are intended to treat. However, such uses create risks, such as the loss of trade secrets or other intellectual property. In addition, there continues to be significant uncertainties as to the rules that apply to such communications, and as to the interpretations that health authorities will apply in this context to the rules that do exist. As a result, despite our efforts to comply with applicable rules, there is a significant risk that our use of Internet, social media and mobile technologies for such purposes may cause us to nonetheless be found in violation of them.

        Our dependence upon information technology, including any breaches of data security, technology disruptions, privacy violations, or other uses of interconnected technologies could give rise to the loss of trade secrets or other intellectual property, to the public exposure of personal information, and to interruptions to our operations, and could result in enforcement actions or liability, including potential government fines, claims for damages, and shareholders' litigation. Any such events could require us to expend significant resources beyond those we already invest to further modify or enhance our protective measures, to remediate any damage, and to enable the continuity of our business. Such events could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may fail to develop or take advantage of transformational technologies and business models.

        Rapid progress in digital technologies and in the development of sometimes radical new business models is substantially transforming numerous industries around the world, creating new businesses and new opportunities for revenue and profit, while sometimes quickly rendering established businesses uncompetitive or obsolete. The potential exists for such transformations, both positive and negative, to impact the pharmaceutical industry, and numerous companies from the digital technology and other industries are seeking to enter the healthcare field.

        To take advantage of these opportunities, Novartis has embarked upon a digital transformation strategy, with the goal of making Novartis an industry leader in leveraging advanced analytics and other new technologies. As part of this effort, we have created a new role of Chief Digital Officer, reporting directly to the CEO, charged with creating and executing a company-wide digital strategy, to be led by the Executive Committee of Novartis.

        In order to reach our goal, we expect to invest substantial resources into efforts to improve the way we use data in drug discovery and development, to improve the ways we engage with patients, doctors and other stakeholders, and to automate business processes. With our commitment to using science-based innovation to deliver better outcomes for patients, together with our expertise and the valuable data we have and continue to amass, we believe that we have an opportunity to transform our business model using digital technologies.

        There is no guarantee that our efforts toward a digital transformation will succeed, or that we will successfully transform our business model, or that we will be able to do so at any particular cost or any particular time. In order to succeed, we will be required to encourage a cultural change amongst our employees, attract and retain employees with appropriate skills and mindset, and successfully innovate across a variety of technology fields, while other companies, including both specialized start-up organizations and established technology companies such as IBM, with its Watson project, and Alphabet, with its subsidiary Verily, aggressively move forward in this field.

        At the same time, there is a risk that other companies with specialized expertise or business models may enter the healthcare field, potentially disrupting our relationships with patients, healthcare professionals, customers, distributors and suppliers, with unknown potential consequences for us. For example, new entrants may seek to enter the pharmaceutical distribution field.

        If we should fail to succeed in our efforts at a digital transformation of our company, then there is a risk that we may fail to create the innovative new products, tools or techniques that such technologies may make possible, or may fail to create them as quickly and efficiently as such technologies may enable. We may also lose opportunities to engage with our stakeholders and to profit from improved business processes, and may lose the resources devoted to these efforts to transform our business. At the same time, should third parties successfully enter the healthcare field with disruptive new technologies or business models, then we potentially may see our business supplanted in whole or in part by these new entrants. Any such events could have a material adverse effect on our business, financial condition or results of operations.

Intangible assets and goodwill on our books may lead to significant impairment charges in the future.

        We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, primarily due to acquisitions, including, in particular, substantial goodwill and other intangible assets obtained as a result of our acquisitions of Alcon and the oncology assets from GSK. As a result, we may incur significant impairment charges in the future if the fair value of the intangible assets and the groupings of cash generating units containing goodwill would be less than their carrying value on the Group's consolidated balance sheet at any point in time.

        We regularly review our long-lived intangible and tangible assets, including identifiable intangible assets, investments in associated companies and goodwill, for impairment. Goodwill, intangible assets with an indefinite useful life, acquired research projects not ready for use, and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed for impairment when there is an indication that an impairment may have occurred. Impairment testing under IFRS may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2017, for example, we recorded intangible asset impairment charges of $0.7 billion. For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment and the impact of impairment charges on our results of operations, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment" and "Note 1. Significant accounting policies" and "Note 10. Goodwill and intangible assets" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

Political and economic instability may have a material adverse effect on our results.

        Unpredictable political conditions currently exist in various parts of the world, including a backlash in certain areas against free trade, anti-immigrant sentiment, social unrest, the refugee crisis, fears of terrorism and the risk of direct conflicts between nations. In the US, the current presidential administration's opposition to free trade agreements could cause barriers to be raised to international trade, and the elimination of the Affordable Care Act's individual mandate could have a negative impact on individuals' ability to afford health insurance. Similarly, there is a risk that barriers to free trade and the free movement of people may rise in Europe following the UK's "Brexit" vote and the rise of nationalist, separatist and populist sentiment in various countries. And significant conflicts continue in parts of the Middle East, including conflicts involving Saudi Arabia and Iran, and with respect to places such as North Korea. Collectively, such difficult conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions.

        In addition, local economic conditions may adversely affect the ability of payors, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Although we make efforts to monitor these third parties' financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner, or may even become insolvent, which could negatively impact our business and results of operations. These risks may be elevated with respect to our interactions with fiscally-challenged government payors, or with third parties with substantial exposure to such payors. See also "—Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses," below.

        Financial market issues may also result in a lower return on our financial investments, and a lower value on some of our assets. Alternately, inflation could accelerate, which could lead to higher interest rates, increasing our costs of raising capital. Uncertainties around future central bank and other economic policies in the US and EU, as well as high debt levels in certain other countries, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries have also impacted, and may continue to unpredictably impact, our business and results of operations, including the conversion of our operating results into our reporting currency, the US dollar, as well as the value of our investments in our pension plans. See "—Foreign exchange fluctuations may adversely affect our earnings and the value of some of our assets," above, and "—If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future," below. See also "—Our business is affected by pressures on pricing and reimbursement for our products," above, and "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources—Effects of Currency Fluctuations."

        There is also a risk that countries facing local financial difficulties, including countries experiencing high inflation rates and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Such exchange controls could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries. See also "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources—Condensed Consolidated Balance Sheets," and "Note 14. Trade receivables" and "Note 28. Financial instruments—additional disclosures" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        Similarly, increased scrutiny of corporate taxes and executive pay may lead to significant business disruptions or other adverse business conditions, and may interfere with our ability to attract and retain qualified personnel. See "—Changes in tax laws or their application could adversely affect our results of operations" and "—An inability to attract and retain qualified personnel could adversely affect our business" below.

        To the extent that economic and financial conditions directly affect consumers, some of our businesses, including the elective surgical and contact lens businesses of our Alcon Division, may be particularly sensitive to declines in consumer spending. In addition, our Innovative Medicines and Sandoz Divisions may not be immune to declines in consumer spending, particularly given the requirements in certain countries that patients directly pay an increasingly large contribution toward their own healthcare costs. As a result, there is a risk that consumers may cut back on prescription drugs and medical devices to help cope with rising costs.

        At the same time, significant changes and potential future volatility in the financial markets, in the consumer and business environment, in the competitive landscape and in the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings into the future. As a result, any revenue or earnings guidance or outlook which we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, based on then-current knowledge and conditions, there is a significant risk that such guidance or outlook will turn out to be, or to have been, incorrect.

        Separately and collectively, such factors may have a material adverse effect on our revenues, results of operations, financial condition and, if circumstances worsen, our ability to raise capital at reasonable rates.

Our indebtedness could adversely affect our operations.

        As of December 31, 2017 we had $23.2 billion of non-current financial debt and $5.3 billion of current financial debt. Our current and long-term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. In addition, our existing debt may limit our ability to engage in transactions or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.

Our reliance on outsourcing key business functions to third parties heightens the risks faced by our businesses.

        We outsource the performance of certain key business functions to third parties, and invest a significant amount of effort and resources into doing so. Such outsourced functions can include research and development collaborations, manufacturing operations, warehousing and distribution activities, certain finance functions, marketing activities, data management and others. In particular, in many developing countries, we rely heavily on third party distributors and other agents for the sales, marketing and distribution of our products. Similarly, we often obtain the intermediate and raw materials used in the manufacture of our products from third parties located in developing countries.

        Our reliance on outsourcing and third parties for certain functions, such as the research and development or manufacturing of our products, may reduce the potential profitability of such products.

        In addition, governments and the public are increasingly placing pressure on major corporations, including Novartis, to take responsibility for compliance with human rights and appropriate environmental practices, as well as other actions, of their third party contractors around the world. Examples of this include the Conflict Minerals rule in the US, and the UK Modern Slavery Act.

        We place strict contractual requirements on such contractors to comply with law and with our high standards. We also expend significant resources on efforts to screen out inappropriate contractors, to monitor the activities of those we have retained, and to seek their compliance with the law and our expectations. Nonetheless, many of these companies have limited resources, and, in particular, do not have internal compliance resources comparable to those within our organization.

        Ultimately, if the third parties fail to meet their obligations to us, we may lose our investment in the collaborations and fail to receive the expected benefits. In addition, should any of these third parties fail to comply with the law or should they act inappropriately in the course of their performance of services for us, there is a risk that we could be held responsible for their acts, that our reputation may suffer, and that penalties may be imposed upon us. Any such failures by third parties could have a material adverse effect on our business, financial condition, results of operations or reputation.

Intense competition from patented and generic pharmaceuticals companies, as well as failure to obtain marketing exclusivity periods for new generic products, or to successfully develop biosimilars and other differentiated products, may have a material adverse effect on the success of our Sandoz Division.

        Our Sandoz Division faces intense competition from companies that market patented pharmaceutical products, which sometimes take aggressive steps to prevent or delay the introduction of generic medicines, to limit the availability of exclusivity periods or to reduce their value. At the same time, Sandoz faces strong competition from other generic pharmaceutical companies, which aggressively compete for exclusivity periods and for market share of generic products that may be identical to our generic products, including through significant price competition. In the US in 2017, industry-wide price competition among generic pharmaceutical companies significantly hurt Sandoz sales. More generally, such competitive actions by other patented and generic pharmaceutical manufacturers may increase the costs and risks associated with our efforts to introduce generic products, and may delay or entirely prevent their introduction and marketing. Such activities may further limit the prices at which we are able to sell these products and impact our results of operations.

        In addition, the division achieves significant revenue opportunities when it secures and maintains exclusivity periods granted for generic products in certain markets—particularly the 180-day exclusivity period granted in the US by the Hatch-Waxman Act for first-to-file generics—and when it is able to develop biosimilars and other differentiated products with few, if any, generic competitors. Failure to obtain and maintain these market opportunities could have an adverse effect on the success of Sandoz.

        Sandoz has also invested heavily in the development of biosimilar drugs, despite the fact that regulations concerning their approval, marketing and sale in certain countries, including in the US, are still under development or not entirely clear. If such regulations do not ultimately favor the development and sale of biosimilar products, then we may fail to achieve expected returns on the investments by Sandoz in the development of biosimilars. See also "—Our research and development efforts may not succeed in bringing new products to market, or may fail to do so in a cost-efficient manner, or in a manner sufficient to grow our business and replace lost revenue and income" above, with regard to the risks involved in our efforts to develop differentiated generic products, and "—Failure to comply with law, legal proceedings and government investigations may have a significant negative effect on our results of operations" above, with regard to the risks of damages involved in our efforts to market generic versions of patented products.

If any of numerous key assumptions and estimates in calculating our pension plan obligations turn out to be different from our actual experience, we may be required to increase substantially our contributions to pension plans as well as the amount we pay toward pension-related expenses in the future.

        We sponsor pension and other post-employment benefit plans in various forms. These plans cover a significant portion of our current and former associates. While most of our plans are now defined contribution plans, certain of our associates remain under defined benefits plans. For these defined benefits plans, we are required to make significant assumptions and estimates about future events in calculating the present value of expected future plan expenses and liabilities. These include assumptions used to determine the discount rates we apply to estimated future liabilities and rates of future compensation increases. Assumptions and estimates used by Novartis may differ materially from the actual results we experience in the future, due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants, among other variables. For example, in 2017, a decrease in the interest rate we apply in determining the present value of expected future defined benefit obligations of one-quarter of one percent would have increased our year-end defined benefit pension obligation for plans in Switzerland, US, UK, Germany and Japan, which represent nearly 94% of the Group total defined benefit pension obligation, by $0.8 billion. Any differences between our assumptions and estimates and our actual experience could require us to make additional contributions to our pension funds. Further, additional employer contributions might be required if plan funding falls below the levels required by local rules. Either such event could have a material effect on our results of operations and financial condition. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Critical Accounting Policies and Estimates—Retirement and Other Post-Employment Benefit Plans" and "Note 24. Post-employment benefits for associates" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018. See also "—Political and economic instability may have a material adverse effect on our results" above.

Changes in tax laws or their application could adversely affect our results of operations.

        Our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy.

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

        At the same time, the European Commission is finalizing its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. The European Commission also continues to extend the application of its policies seeking to limit fiscal aid by Member States to particular companies, and the related investigation of the Member States' practices regarding the issuance of rulings on tax matters relating to individual companies.

        These OECD and EU tax reform initiatives also need local country implementation, including in our home country of Switzerland, which may result in significant changes to established tax principles. Although we have taken steps to be in compliance with the evolving OECD and EU tax initiatives, and will continue to do so, significant uncertainties remain as to the outcome of these efforts.

        In addition, in the United States, the president on December 22, 2017, signed into law the Tax Cuts and Jobs Act of 2017, which includes substantial changes to the US taxation of individuals and businesses. Although the new law substantially decreased tax rates applicable to corporations in the US, we do not yet know what all of the consequences of this new statute will be, including whether the law will have any unintended consequences. In particular, significant uncertainties remain as to how the US government will implement the new law, including with respect to the tax qualification of interest deductions, the concept of a territorial tax regime, royalty payments and cost of goods sold.

        In general, such tax reform efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, will require us to continually assess our organizational structure against tax policy trends, and could lead to an increased risk of international tax disputes and an increase in our effective tax rate, and could adversely affect our financial results.

Counterfeit versions of our products could harm our patients and reputation.

        Our industry continues to be challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet. Counterfeit products are frequently unsafe or ineffective, and can potentially be life-threatening. To distributors and patients, counterfeit products may be visually indistinguishable from the authentic version. Reports of product ineffectiveness or adverse reactions to counterfeit drugs, or increased levels of counterfeiting could materially affect patient confidence in the authentic product, and harm the business of companies such as ours or lead to litigation. In addition, it is possible that adverse events caused by unsafe counterfeit products could mistakenly be attributed to the authentic product. If a product of ours was the subject of counterfeits, we could incur substantial reputational and financial harm.

Ongoing consolidation among our distributors and retailers is increasing both the purchasing leverage of key customers and the concentration of credit risk.

        Increasingly, a significant portion of our global sales are made to a relatively small number of drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally are all in the US, and accounted for approximately 17%, 12% and 7%, respectively, of Group net sales in 2017. The largest trade receivables outstanding were for these three customers, amounting to 14%, 9% and 5%, respectively, of the Group's trade receivables at December 31, 2017. The trend has been toward further consolidation among distributors and retailers, both in the US and internationally. As a result, our customers are gaining additional purchasing leverage, which increases the pricing pressures facing our businesses. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantially greater than in the past, and could include a substantial loss of sales and an inability to collect amounts owed to us. Such events could have a material adverse effect on our business, financial condition and results of operations.

An inability to attract and retain qualified personnel could adversely affect our business.

        We highly depend upon skilled personnel in key parts of our organization, and we invest heavily in recruiting, training and retaining qualified individuals, including significant efforts to enhance the diversity of our workforce. The loss of the service of key members of our organization—including senior members of our scientific and management teams, high-quality researchers and development specialists, and skilled personnel in developing countries—could delay or prevent the achievement of major business objectives.

        Our future growth will demand talented associates and leaders, yet the market for talent has become increasingly competitive. In particular, emerging growth markets are expected to continue to be an important source of growth, but in many of these countries there is a limited pool of executives with the training and international experience needed to work successfully in a global organization like Novartis.

        In addition, shifting demographic trends are expected to result in fewer students, fewer graduates and fewer people entering the workforce in the Western world in the next 10 years. Moreover, many members of younger generations around the world have changing expectations toward careers, engagement and the integration of work in their overall lifestyles.

        The supply of talent for certain key functional and leadership positions is decreasing, and a talent gap is visible for some professions and geographies—engineers in Germany, for example. Recruitment is increasingly regional or global in specialized fields such as clinical development, biosciences, chemistry and information technology. In addition, the geographic mobility of talent is expected to decrease in the future, with talented individuals in developed and developing countries anticipating ample career opportunities closer to home than in the past. This decrease in mobility may be worsened by anti-immigrant sentiments in many countries, and laws discouraging immigration. See "—Political and economic instability may have a material adverse effect on our results" above.

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

        The environmental laws of various jurisdictions impose actual and potential obligations on us to remediate contaminated sites, in some cases over many years. While we have set aside substantial provisions for worldwide environmental liabilities, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in the Group consolidated financial statements. If environmental contamination caused by us adversely impact third parties, if we fail to properly manage the safety of our facilities and the environmental risks, or if we are required to further increase our provisions for environmental liabilities in the future, this could have a material adverse effect on our business, financial condition, results of operations, and on our reputation. See also "Item 4. Information on the Company—Item 4.D Property, Plants and Equipment—Environmental Matters" and "Note 19. Provisions and other non-current liabilities" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

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

        In addition, our corporate headquarters, the headquarters of our Innovative Medicines Division, and certain of our major Innovative Medicines Division production and research facilities are located near earthquake fault lines in Basel, Switzerland. Other major facilities are located near major earthquake fault lines in various locations around the world. In the event of a major earthquake, we could experience business interruptions, destruction of facilities and loss of life, all of which could have a material adverse effect on our business, financial condition and results of operations. See also "—The manufacture of our products is highly regulated and complex, and may result in a variety of issues that could increase our cost of goods and lead to extended supply disruptions and significant liability," above.

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

  Novartis AG
  Lichtstrasse 35
  CH-4056 Basel, Switzerland
  Telephone: 011-41-61-324-1111
  Web: www.novartis.com

        Novartis is a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies. For a list of our significant operating subsidiaries, see "Note 31. Principal Group subsidiaries and associated companies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

Important Corporate Developments 2015-January 2018

2018
January
Novartis announces that it had successfully completed its previously-announced tender offer for all of the then outstanding ordinary shares, including ordinary shares represented by American Depositary Shares (ADSs), of Advanced Accelerator Applications S.A. (AAA). As of the expiration of the offer on January 19, 2018, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs, were validly tendered. In addition, on January 22, 2018, we commenced a subsequent offering period which will expire on January 31, 2018, unless extended. AAA is a NASDAQ-listed radiopharmaceutical company that develops, produces and commercializes molecular nuclear medicines including Lutathera (lutetium (177Lu) oxodotreotide), a first-in-class radioligand therapy product for neuroendocrine tumors.
We announce an exclusive global collaboration between Sandoz and Biocon to develop, manufacture and commercialize multiple biosimilars in immunology and oncology.

Novartis announces that Elizabeth (Liz) Barrett has been appointed CEO Novartis Oncology and a member of the Executive Committee of Novartis (ECN), effective February 1, 2018. Mrs. Barrett succeeds Bruno Strigini who decided to retire from Novartis for personal reasons.
2017
November
Novartis announces an expanded collaboration with Amgen and the Banner Alzheimer's Institute to collaborate on a new Generation Study 2 to assess whether investigational BACE1 inhibitor CNP520 can prevent or delay the symptoms of Alzheimer's disease in a high-risk population.

October	Novartis announces that it has made significant progress in its ongoing strategic review of the Alcon Division and has examined all options, ranging from retaining the business to a capital markets solution (e.g., an IPO or a spin-off). As part of this, we updated Alcon's strategic plan which confirms that it has the potential to grow sales at or above market while delivering profitability at least in line with the industry. Key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before the first half of 2019.

Novartis announces that its over-the-counter ophthalmic products and certain surgical diagnostic products will transfer from the Innovative Medicines Division to the Alcon Division effective January 1, 2018.
September	Novartis announces a collaboration with UC Berkeley to establish the Novartis-Berkeley Center for Proteomics and Chemistry Technologies.

Novartis announces that, effective February 1, 2018, Vasant (Vas) Narasimhan, M.D., will succeed Joseph Jimenez as CEO of Novartis, who had indicated his desire to retire after eight years. Robert Kowalski, Pharm.D., Head of Global Regulatory Affairs, will assume ad-interim leadership of our Global Drug Development organization, effective February 1, 2018.
August
Novartis announces that, effective January 1, 2018, Bertrand Bodson has been appointed to the new role of Chief Digital Officer, reporting to the CEO of Novartis. Mr. Bodson is responsible for creating and executing a company-wide digital strategy. As part of this strategy, we plan to improve the ways we use data in drug discovery and development, engage with patients, doctors and other stakeholders, as well as to automate business processes.
June
Novartis announces that it has entered into a clinical research collaboration in which Bristol-Myers Squibb is to investigate the safety, tolerability, and efficacy of Mekinist (trametinib) in combination with Opdivo® (nivolumab) and Opdivo® + Yervoy® (ipilimumab) regimen as a potential treatment option for metastatic colorectal cancer in patients with microsatellite stable tumors where the tumors are proficient in mismatch repair (MSS mCRC pMMR).

Novartis announces a collaboration with IBM Watson Health to explore development of a cognitive solution that uses real-world data and advanced analytical techniques with the aim to provide better insights on the expected outcomes of breast cancer treatment options.
May	Novartis announces the launch of Better Hearts Better Cities, an innovative initiative to address the high rates of high blood pressure in low-income urban communities.
April
Novartis announces an expanded collaboration agreement with Amgen to co-commercialize erenumab (AMG 334) in the US, currently being investigated for the prevention of migraine. This agreement builds on the previously-announced 2015 global collaboration between Novartis and Amgen.

Novartis announces that it has entered into a clinical trial agreement with Allergan plc to conduct a Phase IIb study, involving the combination of a Novartis FXR agonist and Allergan's cenicriviroc for the treatment of non-alcoholic steatohepatitis (NASH).

Novartis announces that is has exercised an option to in-license ECF843, a recombinant form of human lubricin from Lubris, LLC, for ophthalmic indications worldwide (outside Europe). This transaction closed and Novartis received its exclusive license on April 21, 2017.
March	Novartis completes euro-denominated bond offerings in an amount equivalent to approximately $2 billion.

February	Novartis completes a $3 billion bond offering under its US SEC Registration Statement on Form F-3.
January
Novartis announces that it is considering options for the Alcon Division. The review will explore all options, ranging from retaining all or part of the business to separation via a capital markets transaction (e.g., IPO or spin-off), in order to determine how to best maximize value for our shareholders.
Novartis announces that it is initiating a share buyback of up to $5.0 billion in 2017 under existing shareholder authority.

Novartis announces that it has entered into a collaboration and option agreement with Ionis Pharmaceuticals, Inc. (Ionis), and its affiliate Akcea Therapeutics, Inc. (Akcea), to license two investigational treatments with the potential to significantly reduce cardiovascular risk in patients suffering from high levels of lipoproteins known as Lp(a) and ApoCIII. In addition, Novartis entered into a stock purchase agreement with Ionis and Akcea. This transaction was completed on February 14, 2017.
2016
December
Novartis announces that it has entered into a definitive agreement for the acquisition of Encore Vision, Inc., a privately-held company focused on the development of UNR844 (formerly EV06), an investigational, first-in-class potentially disease modifying topical treatment for presbyopia. This acquisition was completed on January 20, 2017.

Novartis announces the signing of an exclusive option, collaboration and license agreement with Conatus Pharmaceuticals Inc., for the global rights to emricasan, an investigational, first-in-class, oral, pan-caspase inhibitor for the treatment of non-alcoholic steatohepatitis (NASH) with advanced fibrosis and cirrhosis of the liver. Novartis exercised the option on May 4, 2017. Novartis obtained an exclusive, worldwide license to develop and commercialize products containing emricasan on July 5, 2017.

Novartis announces that it has entered into a definitive agreement for the acquisition of Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology including ZPL389, a once-daily oral H4 receptor antagonist in development for atopic dermatitis. This acquisition was completed on January 20, 2017.
November	Novartis announces that it has acquired Reprixys Pharmaceuticals Corporation and SEG101 (crizanlizumab) for reduction of pain crises in sickle cell disease.
September	Novartis completes two euro (EUR) denominated bond offerings totaling EUR 1.75 billion.
June	Novartis announces that it has entered into a collaboration and licensing agreement with Xencor for the development of bispecific antibodies for treating cancer.

Novartis announces that it will further expand its long-standing partnership with Medicines for Malaria Venture. Novartis will lead the development of antimalarial compound KAF156 with scientific and financial support from Medicines for Malaria Venture in collaboration with the Bill & Melinda Gates Foundation.
May
Novartis announces changes to focus its Pharmaceuticals Division by creating two business units: Novartis Pharmaceuticals and Novartis Oncology. These business units form the Innovative Medicines Division of Novartis. The CEO of each business unit reports directly to the CEO of Novartis and both joined the ECN effective July 1, 2016.
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

        Following the completion of a series of transactions in 2014 and 2015, the Group's continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. We also separately report the results of Corporate activities. The disclosure in this Form 20-F focuses on these continuing operations unless otherwise specified. From March 2, 2015, the date of the completion of a series of transactions with GSK, continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015 (the latter reported as an investment in associated companies). We sold on March 2, 2015, our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2015 to CSL and our Animal Health Division was sold on January 1, 2015 to Lilly.

Continuing Operations:

  •
  Innovative Medicines: Innovative patent-protected prescription medicines

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

        In January 2018, we announced that Elizabeth (Liz) Barrett has been appointed CEO Novartis Oncology and a member of the ECN, effective February 1, 2018. Mrs. Barrett succeeds Bruno Strigini who decided to retire from Novartis for personal reasons.

        In September 2017, we announced that Joseph Jimenez, CEO of Novartis, informed the Board of Directors of his desire to step down as CEO in 2018, after eight years in the position. The Board of Directors has appointed Vasant (Vas) Narasimhan, M.D., Global Head of Drug Development and Chief Medical Officer, as CEO of Novartis, effective February 1, 2018. Dr. Narasimhan is a member of the ECN and joined Novartis in 2005.

        In August 2017, we announced that, effective January 1, 2018, Bertrand Bodson has been appointed to the new role of Chief Digital Officer, reporting to the CEO of Novartis. Mr. Bodson is responsible for creating and executing a company-wide digital strategy. As part of this strategy, we plan to improve the ways we use data in drug discovery and development, engage with patients, doctors and other stakeholders, as well as to automate business processes.

        In early 2017, we announced a strategic review of our Alcon Division in order to explore all options to maximize value for our shareholders. We have made significant progress in our ongoing strategic review and have examined all options, ranging from retaining the business to a capital markets solution (e.g., an IPO or a spin-off). As part of this, we have updated Alcon's strategic plan which confirms that it has the potential to grow sales at or above market while delivering profitability at least in line with the industry. We have also made significant progress on developing a potential capital markets solution, including financial carve-outs, tax and legal entity structuring, and identifying listing and incorporation locations. Key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before first half of 2019.

        In addition, we transferred our over-the-counter ophthalmic products and certain surgical diagnostic products (2017 sales of approximately $0.8 billion) from the Innovative Medicines Division to the Alcon Division effective January 1, 2018. Our prescription Ophthalmic medicines business remains with the Innovative Medicines Division. In compliance with IFRS, beginning with our first quarter 2018 results, Novartis will update its segment financial information to reflect this transfer, both for the current and prior years, to aid comparability of year-on-year results.

        The Group is organized into three divisions, Innovative Medicines, Sandoz and Alcon, as well as Corporate activities. Our divisions are supported by the following cross-divisional organizational units: Novartis Institutes for BioMedical Research, Global Drug Development and Novartis Operations, which includes Novartis Technical Operations, Novartis Business Services and Novartis Corporate Affairs.

        The Novartis Institutes for BioMedical Research (NIBR) is the innovation engine of Novartis, which conducts drug discovery research and early clinical development trials for our Innovative Medicines Division and also collaborates with our Sandoz Division. Approximately 6,000 full-time equivalent scientists and associates at NIBR are working to discover new medicines for various diseases at sites located in the US, Switzerland and China. For more information about NIBR, see "—Innovative Medicines—Research and Development—Research program," below.

        Our Global Drug Development (GDD) organization oversees all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz Division. Development of products for the Surgical and Vision Care franchises within our Alcon Division and of small molecule generics for our Sandoz Division are not included in GDD. GDD works collaboratively with NIBR, Innovative Medicines and Sandoz to execute our overall pipeline strategy and takes an enterprise approach to pipeline portfolio management. GDD incorporates centralized global functions such as Regulatory Affairs and Global Development Operations, as well as Global Development units aligned with our business franchises. GDD was created to increase Group-wide coordination of drug development and to improve resource allocation, technology implementation and process standardization with a goal of further increasing innovation. GDD includes approximately 10,000 full-time equivalent associates worldwide.

        Novartis Technical Operations (NTO) was established to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz Divisions, with a goal of further improving efficiency. Manufacturing for Alcon's Surgical and Vision Care franchises continues to be managed by our Alcon Division. NTO is expected to optimize capacity planning and adherence to quality standards, and to lower costs through simplification, standardization and external spend optimization. Centralization is also expected to improve our ability to develop next generation technologies, implement continuous manufacturing and share best practices across divisions. NTO includes approximately 26,900 full-time equivalent associates and 68 manufacturing sites across our Innovative Medicines and Sandoz Divisions.

        Novartis Business Services (NBS), our shared service organization, delivers integrated solutions to all Novartis divisions and units worldwide. NBS seeks to drive efficiency and effectiveness across Novartis by simplifying and standardizing services across six service domains: human resources, real estate and facility services, procurement, information technology, commercial and medical support activities, and financial reporting and accounting operations. NBS has approximately 10,870 full-time equivalent associates in more than 50 countries. NBS works to leverage the full scale of Novartis to create value across the company and to free up resources to invest in innovation and our product pipeline. NBS continues to transfer the delivery of selected services to its five Global Service Centers in Dublin, Ireland; Hyderabad, India; Kuala Lumpur, Malaysia; Mexico City, Mexico; and Prague, Czech Republic.

        In 2017, our Public Affairs and Group Country Management organizations were combined to form Novartis Corporate Affairs to better enable close collaboration among country presidents, unit heads and Public Affairs.

        In 2017, Novartis continuing operations achieved net sales of $49.1 billion, while net income from continuing operations amounted to $7.7 billion. Of total net sales from continuing operations, $12.4 billion, or 25%, came from Emerging Growth Markets, and $36.7 billion, or 75%, came from Established Markets. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Research & Development expenditure in 2017 amounted to $9.0 billion.

        Headquartered in Basel, Switzerland, our Group companies employed 121,597 full-time equivalent associates as of December 31, 2017. Our products are sold in approximately 155 countries around the world.

Innovative Medicines Division

        Our Innovative Medicines Division researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. Innovative Medicines is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Immunology and Dermatology, Neuroscience, Respiratory, Cardio-Metabolic and Established Medicines.

        In 2017, the Innovative Medicines Division accounted for $33.0 billion, or 67%, of Group net sales, and for $7.8 billion, or 87%, of Group operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain, and respiratory, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        In 2017, Sandoz accounted for $10.1 billion, or 21%, of Group net sales, and for $1.4 billion, or 15%, of Group operating income (excluding Corporate income and expense, net).

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

        In 2017, Alcon accounted for $6.0 billion, or 12%, of Group net sales, and for $–0.2 billion, or–2%, of Group operating income (excluding Corporate income and expense, net).

INNOVATIVE MEDICINES

Overview

        Our Innovative Medicines Division is a world leader in offering innovation-driven, patent-protected medicines to patients and physicians. The Innovative Medicines Division researches, develops, manufactures, distributes and sells patented pharmaceuticals, and is composed of two business units: Novartis Oncology and Novartis Pharmaceuticals.

        The Novartis Oncology business unit is responsible for the commercialization of products in the areas of oncology and rare diseases. The Novartis Pharmaceuticals business unit is organized into the following global business franchises responsible for the commercialization of various products in their respective therapeutic areas: Ophthalmology, Immunology and Dermatology, Neuroscience, Respiratory, Cardio-Metabolic and Established Medicines.

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

        In addition, we transferred our over-the-counter ophthalmic products and certain surgical diagnostic products (2017 sales of approximately $0.8 billion) from the Innovative Medicines Division to the Alcon Division effective January 1, 2018. Our prescription Ophthalmic medicines business remains with the Innovative Medicines Division. In compliance with IFRS, beginning with our first quarter 2018 results, Novartis will update its segment financial information to reflect this transfer, both for the current and prior years, to aid comparability of year-on-year results.

        The Innovative Medicines Division is the largest contributor among the divisions of Novartis and reported consolidated net sales of $33.0 billion in 2017, which represented 67% of the Group's net sales.

        The product portfolio of the Innovative Medicines Division includes more than 60 key marketed products, many of which are leaders in their respective therapeutic areas.

Innovative Medicines Division Products

        The following table and summaries describe certain key marketed products in our Innovative Medicines Division. While we typically seek to sell our marketed products throughout the world, not all products and indications are currently available in every country. In addition, a product may be available under different brand names depending on country and indication. Some of the products listed below have lost patent protection or are otherwise subject to generic competition. Others are subject to patent challenges by potential generic competitors. Please see "—Intellectual Property" for general information on intellectual property and regulatory data protection, and for further information on the status of patents and exclusivity for Innovative Medicines Division products.

Selected Marketed Products

Novartis Oncology Business Unit

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Oncology	Afinitor/Votubia and Afinitor Disperz/ Votubia dispersible tablets	everolimus	Postmenopausal women with advanced hormone receptor-positive, HER2-negative breast cancer in combination with exemestane after failure of treatment with letrozole or anastrozole	Tablet Dispersible tablet for oral suspension
Advanced renal cell carcinoma after failure of treatment with VEGF-targeted therapy
Advanced neuroendocrine tumors of gastrointestinal, lung or pancreatic origin
Renal angiomyolipoma associated with tuberous sclerosis complex (TSC) in patients not requiring immediate surgery
Subependymal giant cell astrocytoma associated with TSC in patients not requiring immediate surgery

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Adjunctive treatment of patients aged 2 years and older with TSC and refractory seizures

Arzerra	ofatumumab	Treatment of patients with chronic lymphocytic leukemia (CLL) who are refractory to fludarabine and alemtuzumab

In combination with an alkylator-based regimen for the treatment of patients with CLL who have not received prior therapy and are not eligible for fludarabine-based therapy

Maintenance/extended treatment for patients with CLL who are in complete or partial response after at least two lines of induction therapy

In combination with fludarabine and cyclophosphamide for the treatment of patients with relapsed CLL

Intravenous infusion

	Exjade and Jadenu	deferasirox	Chronic iron overload due to blood transfusions and non-transfusion dependent thalassemia	Dispersible tablet for oral suspension Oral film-coated tablet Granules

	Farydak	panobinostat	Relapsed and/or refractory multiple myeloma, in combination with bortezomib and dexamethasone, after at least two prior regimens including bortezomib and an immunomodulatory agent	Capsule

Femara	letrozole	Hormone receptor-positive early breast cancer in postmenopausal women following surgery (upfront adjuvant therapy)

Early breast cancer in post-menopausal women following standard tamoxifen therapy (extended adjuvant therapy)

Advanced breast cancer in post-menopausal women (both as first- and second-line therapies)

Tablet

Gleevec/Glivec	imatinib mesylate/ imatinib	Certain forms of Ph+ chronic myeloid leukemia

Certain forms of KIT+ gastrointestinal stromal tumors

Certain forms of acute lymphoblastic leukemia

Dermatofibrosarcoma protuberans

Hypereosinophilic syndrome

Aggressive systemic mastocytosis

Myelodysplastic/myeloproliferative diseases

Tablet Capsule

Jakavi	ruxolitinib	Disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis (also known as chronic idiopathic myelofibrosis), post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis

Polycythemia vera in adult patients who are resistant to or intolerant of hydroxyurea

Tablet

	Kisqali	ribociclib	Postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative locally advanced or metastatic breast cancer as initial endocrine-based therapy in combination with an aromatase inhibitor	Tablet

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation

	Kymriah	tisagenlecleucel	Patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia that is refractory or in second or later relapse	Suspension for intravenous infusion

Promacta/Revolade	eltrombopag	Thrombocytopenia in adult and pediatric patients one year and older with chronic immune (idiopathic) thrombocytopenia who have had insufficient response to corticosteroids or immunoglobulins

Thrombocytopenia in patients with chronic hepatitis C to allow initiation and maintenance of interferon-based therapy

Severe aplastic anemia in patients as first-line therapy (in Japan) and second-line in patients who have had an insufficient response to immunosuppressive therapy (rest of world)

Film-coated tablet

Rydapt	midostaurin	In combination with standard cytarabine and daunorubicin induction and cytarabine consolidation chemotherapy, for the treatment of adult patients with newly diagnosed acute myeloid leukemia (AML) who are FLT3 mutation-positive, as detected by an FDA approved test. Rydapt is not indicated as a single-agent induction therapy for the treatment of patients with AML.

For the treatment of adult patients with aggressive systemic mastocytosis, systemic mastocytosis with associated hematological neoplasm or mast cell leukemia

Capsule

	Sandostatin LAR and Sandostatin SC	octreotide acetate	Acromegaly Symptom control for certain forms of neuroendocrine tumors Treatment of advanced neuroendocrine tumors of the midgut or of unknown primary origin	Vial Ampoule/pre-filled syringe

	Signifor and Signifor LAR	pasireotide	Cushing's disease Acromegaly	Solution for subcutaneous injection in ampoule Powder and solvent for suspension for IM injection

	Tafinlar + Mekinist	dabrafenib + trametinib	Unresectable or metastatic melanoma with BRAF V600E or V600K mutations as detected by a validated test Metastatic non-small cell lung cancer with BRAF V600E mutation as detected by a validated test	Capsule (Tafinlar) Tablet (Mekinist)

	Tasigna	nilotinib	Certain forms of chronic myeloid leukemia in patients resistant or intolerant to prior treatment including Gleevec/Glivec First-line chronic myeloid leukemia	Capsule

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Tykerb/Tyverb	lapatinib	In combination with capacitabine for the treatment of patients with HER2+ advanced or metastatic breast cancer who have progressed on prior trastuzumab therapy

In combination with an aromatase inhibitor (specifically letrozole in US) for the treatment of patients with hormone sensitive metastatic breast cancer

In combination with trastuzumab for patients with HR-negative metastatic disease that has progressed on prior trastuzumab therapy(ies) plus chemotherapy

In combination with paclitaxel for first line treatment of patients with HER2+ metastatic breast cancer for whom trastuzumab is not appropriate

Tablet

	Votrient	pazopanib	Advanced renal cell carcinoma Certain types of advanced soft tissue sarcoma after prior chemotherapy	Tablet

	Zometa	zoledronic acid	Skeletal-related events from bone metastases Hypercalcemia of malignancy	Vial/4mg Ready-to-use

	Zykadia	ceritinib	Anaplastic lymphoma kinase-positive metastatic non-small cell lung cancer post crizotinib	Capsule

Novartis Pharmaceuticals Business Unit

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Ophthalmology	Azarga/Azorga	brinzolamide and timolol	Decrease of intraocular pressure in adult patients with open-angle glaucoma or ocular hypertension for whom monotherapy provides insufficient intraocular pressure reduction	Eye drops

	Ciprodex	ciprofloxacin and dexamethasone	Treatment of bacterial ear infections	Ear drops

	Duotrav	travoprost and timolol	Reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension	Eye drops

	Durezol	difluprednate	Treatment of inflammation and pain associated with ocular surgery Treatment of endogenous anterior uveitis	Eye drops

Lucentis	ranibizumab	Neovascular age-related macular degeneration

Visual impairment due to diabetic macular edema

Visual impairment due to macular edema secondary to central retinal vein occlusion

Visual impairment due to macular edema secondary to branch retinal vein occlusion

Visual impairment due to choroidal neovascularization secondary to pathologic myopia

Visual impairment due to choroidal neovascularization secondary to other pathologies

Intravitreal injection

	Pataday and Pazeo	olopatadine	Signs and symptoms of allergic conjunctivitis Ocular itching associated with allergic conjunctivitis	Eye drops

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
	Patanol	olopatadine	Signs and symptoms of allergic conjunctivitis	Eye drops

	Simbrinza	brinzolamide and brimonidine tartrate	Decrease of elevated intraocular pressure in adult patients with open-angle glaucoma or hypertension for whom monotherapy provides insufficient intraocular pressure reduction	Eye drops

	Travatan, Travatan Z, Travatan BAK-Free, Izba	travoprost	Reduction of elevated intraocular pressure in patients with open-angle glaucoma or who have ocular hypertension	Eye drops

Immunology and Dermatology	Cosentyx	secukinumab	Active ankylosing spondylitis Active psoriatic arthritis Moderate-to-severe plaque psoriasis Pustular psoriasis	Auto-injector Lyophilized, pre-filled syringe

Ilaris	canakinumab	Cryopyrin-associated periodic syndromes

Tumor necrosis factor-receptor associated periodic syndrome

Hyperimmunoglobulin D syndrome / mevalonate kinase deficiency

Familial Mediterranean fever

Systemic juvenile idiopathic arthritis

Gouty arthritis

Adult-onset Still's disease

Solution for injection Lyophilized powder for reconstitution for subcutaneous injection

	Myfortic	mycophenolic acid (as mycophenolate sodium)	Prophylaxis of organ rejection in patients receiving allogeneic renal transplants	Gastro-resistant tablet

	Neoral/Sandimmune	cyclosporine, USP Modified	Prevention of rejection following certain organ transplantation Non-transplantation autoimmune conditions such as severe psoriasis and severe rheumatoid arthritis	Capsule Oral solution Intravenous (Sandimmune)

	Simulect	basiliximab	Prevention of acute organ rejection in de novo renal transplantation	Vial for injection or infusion

	Xolair	omalizumab	Chronic spontaneous urticaria/chronic idiopathic urticaria See also, "Respiratory"	Liquid formulation in pre-filled syringe Lyophilized powder in vial

	Zortress/Certican	everolimus	Prevention of organ rejection (heart, liver and kidney)	Tablet Dispersible tablet

Neuroscience	Extavia	interferon beta-1b	Relapsing remitting and/or relapsing forms of multiple sclerosis in adult patients	Subcutaneous injection

	Gilenya	fingolimod	Relapsing forms of multiple sclerosis	Capsule

Respiratory	Onbrez Breezhaler	indacaterol	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Seebri Breezhaler	glycopyrronium bromide	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Ultibro Breezhaler	indacaterol and glycopyrronium bromide	Chronic obstructive pulmonary disease	Inhalation powder hard capsules

	Xolair	omalizumab	Moderate to severe allergic asthma See also, "Immunology and Dermatology"	Lyophilized powder in vial and liquid formulation in pre-filled syringe

Cardio-Metabolic	Entresto	sacubitril and valsartan	Symptomatic chronic heart failure with reduced ejection fraction	Tablet

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
Established Medicines	Cibacen	benazepril hydrochloride	Hypertension Adjunct therapy in congestive heart failure Progressive chronic renal insufficiency	Tablet

	Comtan	entacapone	Parkinson's disease patients who experience end-of-dose motor (or movement) fluctuations	Tablet

	Diovan	valsartan	Hypertension Heart failure Post-myocardial infarction	Tablet Capsule Oral solution

	Diovan HCT/ Co-Diovan	valsartan and hydrochlorothiazide	Hypertension	Tablet

	Eucreas	vildagliptin and metformin	Type 2 diabetes	Tablet

	Exelon	rivastigmine	Mild-to-moderate Alzheimer's disease dementia Severe Alzheimer's disease dementia Dementia associated with Parkinson's disease	Capsule Oral solution Transdermal patch

	Exforge	valsartan and amlodipine besylate	Hypertension	Tablet

	Exforge HCT	valsartan, amlodipine besylate and hydrochlorothiazide	Hypertension	Tablet

	Focalin and Focalin XR	dexmethylphenidate HCl and dexmethylphenidate extended release	Attention deficit hyperactivity disorder	Tablet Capsule

	Galvus	vildagliptin	Type 2 diabetes	Tablet

Lescol and Lescol XL	fluvastatin sodium	Hypercholesterolemia and mixed dyslipidemia in adults

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

Pain associated with trigeminal neuralgia

Acute mania and bipolar affective disorders

Alcohol withdrawal syndrome

Painful diabetic neuropathy

Diabetes insipidus centralis

Polyuria and polydipsia of neurohormonal origin

Tablet Chewable tablet Oral suspension Suppository

	TOBI and TOBI Podhaler	tobramycin	Pseudomonas aeruginosa infection in cystic fibrosis	Nebulizer solution (TOBI) Inhalation powder (TOBI Podhaler)

	Trileptal	oxcarbazepine	Epilepsy	Tablet Oral suspension

Business franchise	Product	Common name	Indications (vary by country and/or formulation)	Formulation
	Tyzeka/Sebivo	telbivudine	Chronic hepatitis B	Tablet Oral solution

Voltaren/Cataflam	diclofenac sodium/potassium/resinate/free acid	Inflammatory and degenerative forms of rheumatism

Post traumatic and post-operative pain, inflammation and swelling

Painful and/or inflammatory conditions in gynecology

Other painful and/or inflammatory conditions such as renal and biliary colic, migraine attacks and as adjuvant in severe ear, nose and throat infections

Post-traumatic inflammation of the tendons, ligaments, muscles, and joints

Localized forms of soft-tissue and degenerative rheumatism

Tablet Capsule Oral drops/ oral suspension Ampoule for injection Suppository Gel Powder for oral solution Transdermal patch

Key Marketed Products

Novartis Oncology Business Unit

  Oncology

  •
  Gleevec/Glivec (imatinib mesylate/imatinib) is a kinase inhibitor approved as a targeted therapy for Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia (CML) and to treat patients with metastatic and/or unresectable KIT (CD117) positive (KIT+) gastrointestinal stromal tumors (GIST), and as an adjuvant treatment for certain adult patients following resection of KIT+ GIST. First launched in 2001, Gleevec/Glivec is approved in approximately 125 countries. Gleevec/Glivec is also approved in the US, EU and Japan to treat Ph+ acute lymphoblastic leukemia, a rapidly progressive form of leukemia. In addition, Gleevec/Glivec is approved in the US and EU to treat dermatofibrosarcoma protuberans, a rare solid tumor; hypereosinophilic syndrome; myelodysplastic/myeloproliferative diseases and other rare blood disorders. In the US, Gleevec is also approved for aggressive systemic mastocytosis. Gleevec/Glivec has received approvals in more than 80 countries as a post-surgery (adjuvant setting) therapy for certain adult patients with KIT+ GIST. Following approval by the FDA in 2013, the EMA approved Gleevec/Glivec in July 2013 for pediatric patients with newly diagnosed Ph+ acute lymphoblastic leukemia in combination with chemotherapy.

  •
  Tasigna (nilotinib) is a signal transduction inhibitor of the BCR-ABL tyrosine kinase. Since its launch in 2007, Tasigna has been approved in more than 125 countries to treat patients with Ph+ CML in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment, including Gleevec/Glivec. It is also approved in more than 120 markets, including the US, EU member states, Switzerland and Japan, to treat newly diagnosed patients in the chronic phase. In June 2017, the European Commission approved the inclusion of treatment-free remission data in the "Tasigna Summary of Product Characteristics." Treatment-free remission is the ability to maintain molecular response after stopping tyrosine kinase inhibitor therapy in Ph+ CML patients in chronic phase. In December 2017, the FDA also approved the inclusion of treatment-free remission data in the US label for Tasigna.

  •
  Sandostatin SC (octreotide acetate for injection) and Sandostatin LAR (octreotide acetate for injectable suspension) are somatostatin analogs indicated for the treatment of patients with acromegaly, a chronic disease caused by over-secretion of growth hormone in adults. Sandostatin is also indicated for the treatment of patients with certain symptoms associated with carcinoid tumors and other types of gastrointestinal and pancreatic neuroendocrine tumors. Additionally, Sandostatin LAR is approved in more than 60 countries for treatment of patients with advanced neuroendocrine tumors of the midgut or unknown primary tumor location. Sandostatin was first launched in 1988 and is approved in more than 100 countries.

  •
  Afinitor/Votubia (everolimus) is an oral inhibitor of the mTOR pathway. Afinitor is approved in more than 120 countries including the US, EU member states and Japan for patients with advanced renal cell carcinoma whose disease has progressed on or after treatment with vascular endothelial growth factor-targeted therapy (in the EU) or after failure of treatment with sunitinib or sorafenib (in the US). Afinitor has been approved in more than 110 countries, including the US, EU member states and Japan for the treatment of locally advanced, metastatic or unresectable progressive neuroendocrine tumors (NET) of pancreatic origin. It was approved in the US in February 2016 and the EU in June 2016 for the treatment of patients with progressive, well-differentiated, nonfunctional NET of gastrointestinal or lung origin that are unresectable, locally advanced or metastatic, and is now approved for this indication in more than 45 countries worldwide. In addition, Afinitor is approved in 117 countries for postmenopausal women with advanced hormone receptor-positive, HER2-negative breast cancer in combination with exemestane after recurrence or progression following a non-steroidal aromatase inhibitor (in the EU) or failure of treatment with letrozole or anastrozole (in the US). All oncology indications are approved under the trade name Afinitor, in the tablet formulation. Everolimus, under the trade name Afinitor in the US and Votubia in the EU, is also approved in more than 100 countries to treat patients with tuberous sclerosis complex (TSC) who have subependymal giant cell astrocytoma (SEGA) not requiring immediate surgery, and in more than 95 countries to treat patients with TSC who have renal angiomyolipoma not requiring immediate surgery. The dispersible tablets for oral suspension formulation is approved for patients with TSC who have SEGA in more than 40 countries including the US (under the trade name Afinitor Disperz), EU member states (under the trade name Votubia) and Japan (under the trade name Afinitor). Dispersible tablets also are approved in more than 30 countries, including EU member states (under the trade name Votubia), as adjunctive treatment for patients aged 2 years and older whose refractory partial-onset seizures, with or without secondary generalization, are associated with TSC. An application is currently under review in the US in support of an indication in select patients with TSC-associated refractory seizures. Everolimus, the active ingredient in Afinitor/Votubia, is also available under the trade names Zortress/Certican for use in transplantation in the US and EU, respectively, and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

  •
  Exjade and Jadenu (deferasirox) is an oral iron chelator approved for the treatment of chronic iron overload due to blood transfusions in patients two years of age and older, as well as chronic iron overload in patients with non-transfusion dependent thalassemia in patients 10 years of age and older. Patients with chronic anemia from diseases such as thalassemia, sickle cell disease and myelodysplastic syndromes require repeated transfusions, which puts them at risk of iron overload. Exjade, a dispersible tablet for oral suspension, was first approved in 2005 and is now approved in more than 100 countries, including the US, EU member states and Japan. An oral film-coated tablet formulation that can be swallowed or crushed is approved in the US and Canada under the tradename Jadenu. It was approved in the EU and Switzerland under the tradename of Exjade. Regulatory applications have been submitted in several other countries. In addition to the film-coated tablet formulation, an additional formulation has also been developed as granules for patients who cannot swallow tablets, using the same composition as the film-coated tablet formulation. Jadenu Sprinkle granules were approved in the US, and Jadenu granules were approved in Japan in 2017.

  •
  Tafinlar + Mekinist (dabrafenib + trametinib) is the first combination of its kind for the treatment of patients with BRAF V600 mutation positive unresectable or metastatic melanoma, as detected by a validated test, in the US, EU and several other markets. Tafinlar + Mekinist is also approved for the treatment of patients with BRAF V600 mutation positive advanced non-small cell lung cancer, as detected by a validated test, in the US, EU and several other markets. Tafinlar targets the serine/threonine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist targets the threonine/tyrosine kinases MEK1 and MEK2 in the MAP kinase pathway, resulting in dual blockade of this pathway. This is the first combination of a BRAF and a MEK inhibitor to demonstrate an overall survival benefit over BRAF inhibitor monotherapy after three years in two Phase III studies in BRAF V600 mutation positive unresectable or metastatic melanoma patients. Tafinlar and Mekinist are each also approved as single agents for the treatment of patients with unresectable or metastatic melanoma in more than 60 and 40 countries worldwide, respectively. Tafinlar and Mekinist were each acquired from GSK. As part of our purchase of oncology products from GSK, we obtained the worldwide exclusive rights granted by Japan Tobacco Inc., to develop, manufacture, and commercialize trametinib.

  •
  Promacta/Revolade (eltrombopag) is a once-daily oral thrombopoietin receptor agonist that works by stimulating bone marrow cells to produce platelets. It is the only approved once-daily oral thrombopoietin receptor agonist, and is marketed under the brand name Promacta in the US and Revolade in most countries outside the US. It is approved in more than 100 countries for the treatment of thrombocytopenia in adult patients with chronic immune (idiopathic) thrombocytopenia (ITP) who have had an inadequate response or are intolerant to other treatments. In the US and EU, Promacta/Revolade is approved for patients one year and older with chronic ITP who have had an insufficient response to other treatments. Promacta/Revolade is approved in Japan for aplastic anemia as first-line therapy and for patients who are refractory to other treatments. It is also approved in 45 countries for the treatment of patients with severe aplastic anemia (SAA) who are refractory to other treatments (in the US for the treatment of patients with SAA who have had an insufficient response to immunosuppressive therapy and in the EU for the treatment of adults with acquired SAA who were either refractory to prior immunosuppressive therapy or heavily pretreated and are unsuitable for hematopoietic stem cell transplant). In January 2018, the FDA granted a Breakthrough Therapy designation to Promacta for the first line treatment of severe aplastic anemia. In addition, Promacta/Revolade is approved in more than 50 countries for the treatment of thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon-based therapy. Promacta/Revolade is marketed under a collaboration agreement between Ligand Pharmaceuticals, Inc., and Novartis. Promacta/Revolade was acquired from GSK.

  •
  Votrient (pazopanib) is a small molecule tyrosine kinase inhibitor that targets a number of growth factors to limit new blood vessel and tumor growth and cell survival. Votrient is approved in the US for the treatment of patients with advanced renal cell carcinoma (RCC), and in the EU for first-line treatment of adult patients with advanced RCC and for patients who have received prior cytokine therapy for advanced disease. RCC is the most common type of kidney cancer in adults, and nearly one-fifth of patients have advanced RCC at the time of diagnosis. Votrient is also indicated for the treatment of patients with advanced soft tissue sarcoma (STS) who have received prior chemotherapy (efficacy in adipocytic STS or gastrointestinal stromal tumors has not been demonstrated), and in the EU for the treatment of adult patients with selective subtypes of advanced STS who have received prior chemotherapy for metastatic disease or who have progressed within 12 months after (neo)adjuvant therapy. STS is a type of cancer which can arise from a wide variety of soft tissues including muscle, fat, blood vessel and nerves. Votrient is approved in more than 100 countries worldwide for advanced RCC and in more than 90 countries for advanced STS. Votrient was acquired from GSK.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first JAK inhibitor indicated for the treatment of disease-related splenomegaly or symptoms in adult patients with primary myelofibrosis, post-polycythemia vera myelofibrosis or post-essential thrombocythemia myelofibrosis and adult patients with polycythemia vera who are resistant to or intolerant of hydroxyurea. Jakavi is currently approved in 101 countries for patients with myelofibrosis and in more than 75 countries for patients with polycythemia vera, including EU member states and Japan. A five year follow-up of the two pivotal trials, COMFORT-I and COMFORT-II suggests a reduced risk of death for patients randomized to Jakavi compared to placebo or best available therapy, respectively. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology, hematology and Graft-versus-host disease outside the US. Ruxolitinib, marketed in the US as Jakafi® by Incyte Corporation, is approved by the FDA for the treatment of patients with polycythemia vera who have had an inadequate response to or are intolerant of hydroxyurea. Jakafi® is also approved by the FDA for treatment of patients with intermediate or high-risk myelofibrosis, including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis.

  •
  Kisqali (ribociclib, formerly LEE011) is a cyclin-dependent kinase inhibitor, a class of drugs that help slow the progression of cancer by inhibiting two proteins called cyclin-dependent kinase 4 and 6 (CDK4/6), approved for the treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative locally advanced or metastatic breast cancer as initial endocrine-based therapy in combination with an aromatase inhibitor. Kisqali has been approved in approximately 45 countries, including in the US in March 2017 and in the EU member states in August 2017. In May 2017, the FDA also approved the Kisqali Femara Co-Pack (ribociclib tablets; letrozole tablets). Kisqali was developed by the Novartis Institutes for BioMedical Research under a research collaboration with Astex Pharmaceuticals.

  •
  Rydapt (midostaurin, formerly PKC412) is an oral, multi-targeted therapy, a type of treatment that interferes with certain pathways that are involved in the growth, progression and spread of cancer. In April 2017, the FDA approved Rydapt in combination with standard cytarabine and daunorubicin induction and cytarabine consolidation chemotherapy, for the treatment of adult patients with newly diagnosed acute myeloid leukemia (AML) who are FLT3 mutation-positive, as detected by an FDA approved test. Rydapt is not indicated as a single-agent induction therapy for the treatment of patients with AML. Rydapt is also approved in the US for the treatment of adult patients with aggressive systemic mastocytosis (ASM), systemic mastocytosis with associated hematological neoplasm (SM-AHN) or mast cell leukemia. In September 2017, the EMA approved Rydapt in combination with standard daunorubicin and cytarabine induction and high-dose cytarabine consolidation chemotherapy, and for adults in complete response followed by Rydapt single agent maintenance therapy, for adults with newly diagnosed AML who are FLT3 mutation-positive. It is also approved in the EU for use as monotherapy for the treatment of adults with ASM, SM-AHN or mast cell leukemia. Indications vary by country and not all indications are available in every country. Rydapt is the first targeted treatment for newly diagnosed FLT3-mutated AML and the first approved treatment for advanced systemic mastocytosis.

  •
  Kymriah (tisagenlecleucel, formerly CTL019) suspension for intravenous infusion is a CD19-directed genetically modified autologous chimeric antigen receptor T (CAR-T) cell therapy. Kymriah is approved in the US for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia that is refractory or in second or later relapse.

Novartis Pharmaceuticals Business Unit

  Ophthalmology

  •
  Lucentis (ranibizumab) is a recombinant humanized high affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF-A), a key mediator of intraocular neovascularization. Lucentis is an anti-VEGF therapy specifically designed for the eye, minimizing systemic exposure. Lucentis is approved for six indications: neovascular (wet) age-related macular degeneration (nAMD), visual impairment due to diabetic macular edema (DME), visual impairment due to macular edema secondary to branch retinal vein occlusion (BRVO), visual impairment due to macular edema secondary to central retinal vein occlusion (CRVO), visual impairment due to choroidal neovascularization secondary to pathologic myopia (myopic CNV) and visual impairment due to choroidal neovascularization (CNV) associated with causes other than nAMD or secondary to pathologic myopia (PM). EC approval in visual impairment due to CNV associated with causes other than nAMD or secondary to PM was received in 2016, and this indication is now approved in 86 countries including the countries of the EU and Switzerland. Further submissions for this indication have been filed in 29 countries. The Lucentis pre-filled syringe has now launched in 33 countries. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product outside the US. Genentech holds the rights to commercialize Lucentis in the US. For further information see "Note 26. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

  •
  Travatan (travoprost), Travatan Z (travoprost) and Duotrav (travoprost/timolol) are indicated for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or who have ocular hypertension. Single agent travoprost products (Travatan, Travatan Z, Travatan BAK-Free and Izba) are prescribed as first-line agents and are marketed in more than 140 countries, including the US, countries of the EU, Canada and China. Duotrav is a fixed-dose combination solution of the prostaglandin analog travoprost with the beta-blocker timolol, and is approved as a second-line treatment in adults for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogs. Duotrav is currently marketed in more than 140 countries, including countries of the EU, Canada and China.

  Immunology and Dermatology

  •
  Cosentyx (secukinumab) is a fully human monoclonal antibody that selectively neutralizes circulating interleukin 17A (IL-17A). IL-17A is a cytokine involved in the pathogenesis of psoriasis, ankylosing spondylitis and psoriatic arthritis. Cosentyx has been approved in over 75 markets, including the US, Japan and the countries of the EU, for the treatment of moderate-to-severe plaque psoriasis. Cosentyx is also approved in more than 65 countries for the treatment of adults with ankylosing spondylitis and psoriatic arthritis, including the US and the countries of the EU. Cosentyx is also approved in Japan for the treatment of pustular psoriasis, and both psoriasis vulgaris and psoriatic arthritis in adults who are not adequately responding to systemic therapies (except for biologics). Phase III 5-year data presented at a European medical congress in September 2017 showed high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis with a continued favorable safety profile of Cosentyx sustained over the 5-year treatment period. Cosentyx in ankylosing spondylitis and psoriatic arthritis showed sustained improvements in signs and symptoms of both conditions in up to 80% of patients at three and four years respectively, as well as pain relief being rapid and sustained out to two years in both psoriatic arthritis and ankylosing spondylitis patients. Data presented at a US medical congress in November 2017 showed that almost 80% of ankylosing spondylitis patients have no radiographic progression of the spine at four years. In 2017, a label update for Cosentyx was also approved in the EU based on data showing long-term superiority over Stelara® (ustekinumab) in moderate-to-severe plaque psoriasis, along with efficacy in the treatment of moderate-to-severe scalp psoriasis, one of the most difficult to treat forms of the disease.

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

  •
  Xolair (omalizumab) is a recombinant, DNA-derived, humanized IgG1K monoclonal antibody. Xolair is designed to block IgE, which limits the release of mediators in the early and late phases of the allergic inflammatory cascade. Xolair is currently approved in the EU, Switzerland and more than 80 countries as a treatment for chronic spontaneous urticaria (CSU), also known as chronic idiopathic urticaria (CIU). CSU is a skin condition that appears spontaneously and causes persistent hives and/or painful deeper swelling of the skin for six weeks or more. The approval for CSU in the EU includes use as add-on therapy for the treatment of CSU in adult and adolescent (12 years and above) patients with inadequate response to H1 antihistamine treatment, and, in the US, for the treatment of adults and adolescents (12 years of age and above) with CIU who remain symptomatic despite H1 antihistamine treatment. In 2017, new data demonstrated retreatment efficacy with Xolair in CSU patients after a treatment pause. See also, Xolair in "Respiratory" below. We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales. Novartis records all sales of Xolair outside the US. For further information see "Note 26. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

  •
  Ilaris (canakinumab) is a selective, high-affinity fully human monoclonal antibody that inhibits interleukin-1b (IL-1b), a key cytokine in the inflammatory pathway, by blocking the action of IL-1b for a sustained period of time. Ilaris is approved in more than 70 countries as a treatment for various inflammatory conditions, especially for adults and children with cryopyrin-associated periodic syndrome, systemic juvenile idiopathic arthritis, and the symptomatic treatment of refractory acute gouty arthritis. In 2016, Ilaris received approval for patients with adult-onset Still's disease in Europe, and for three rare and distinct types of Periodic Fever Syndromes, also known as Hereditary Periodic Fevers, in the US and Japan. Ilaris was approved in the EU in February 2017 for the same three Periodic Fever Syndromes.

  Neuroscience

  •
  Gilenya (fingolimod) is an oral disease-modifying therapy approved to treat relapsing forms of multiple sclerosis. Gilenya has a reversible lymphocyte redistribution effect targeting both focal and diffuse central nervous system damage caused by multiple sclerosis (MS). In the US, Gilenya is indicated for relapsing forms of MS. In the EU, Gilenya is indicated for adult patients with high disease activity despite treatment with at least one disease modifying agent, or rapidly evolving severe relapsing-remitting MS. Gilenya impacts four key measures of disease activity: relapses, MRI lesions, brain shrinkage (brain volume loss) and disability progression. Gilenya is currently approved in more than 80 countries around the world. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

  Respiratory

  •
  Xolair (omalizumab) is approved for the treatment of moderate-to-severe, or severe, persistent allergic asthma for children (age 6 and older) and adults in more than 90 countries, including the US since 2003, the EU since 2005, and Japan since 2009. Xolair is provided as lyophilized powder for resolution, and in addition as liquid formulation in a pre-filled syringe in most European countries. See also, Xolair in "Immunology and Dermatology" above. We co-promote Xolair with Genentech in the US and share a portion of operating income, but we do not record any US sales. Novartis records all sales of Xolair outside the US. For further information see "Note 26. Transactions with related parties—Genentech/Roche" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

  Cardio-Metabolic

  •
  Entresto (sacubitril/valsartan) is a first-in-class angiotensin receptor/neprilysin inhibitor indicated for the treatment of symptomatic chronic heart failure with reduced ejection fraction (HFrEF). It acts to enhance the protective neurohormonal systems of the heart (neprilysin system) while simultaneously suppressing the harmful system (the renin-angiotensin-aldosterone system, or RAAS). Entresto was approved in the US and in the EU in 2015. Entresto is now approved in more than 95 countries, and launched in more than 50 countries. Both European Society of Cardiology heart failure guidelines and US heart failure guidelines have given a class I recommendation, the strongest class of recommendation, for the use of sacubitril/valsartan in patients with HFrEF.

  Established Medicines

  •
  Galvus (vildagliptin), an oral DPP-4 inhibitor, and Eucreas, a single-pill combination of vildagliptin and metformin, are indicated for the treatment of type 2 diabetes. The products were first approved in 2007. Galvus is currently approved in more than 130 countries, including EU member states, Japan (as Equa) and countries in Latin America and Asia-Pacific. Eucreas was the first single-pill combination of a DPP-4 inhibitor and metformin approved in Europe, and also under the trade name Galvus Met, and is currently approved in more than 125 countries. In 2012, Galvus received approval in the EU for expanded use as a second-line monotherapy for type 2 diabetes patients who cannot take metformin. In 2012, the EU approved the use of Galvus in combination with insulin, with or without metformin, for patients with type 2 diabetes when diet, exercise and a stable dose of insulin do not result in glycemic control. The use of vildagliptin in triple combination with metformin and a sulphonylurea is also approved in the EU for the treatment of type 2 diabetes when diet and exercise plus dual therapy with vildagliptin and metformin do not provide adequate glycemic control. Galvus monotherapy indication was approved in China in 2015. Eucreas was approved in Japan in 2015 under the name Equmet as the first single-pill combination metformin/DPP-4 inhibitor approved in that country.

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

  •
  Diovan (valsartan), together with Diovan HCT/Co-Diovan (valsartan and hydrochlorothiazide), is an angiotensin II receptor blocker (ARB). Diovan is the only agent in its class approved to treat all of the following: high blood pressure (including children 6 to 18 years), high-risk heart attack survivors and patients with heart failure. First launched in 1996, Diovan is available in more than 120 countries for treating high blood pressure, in more than 80 countries for heart failure and for heart attack survivors. First launched in 1997, Diovan HCT/Co-Diovan is approved in more than 100 countries worldwide.

  •
  Voltaren/Cataflam (diclofenac sodium/potassium/resinate/free acid/diethylamine) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product is marketed by the Innovative Medicines Division in a wide variety of dosage forms including tablets, capsules, drops, suppositories, ampoules and topical therapy. Our Sandoz Division also markets generic versions of the product in various countries. In addition, we have licensed the Voltaren trademarks to our consumer healthcare joint venture with GSK to be used in the marketing of the topical and low dose oral forms of Voltaren as over-the-counter products.

  •
  Exelon capsules/oral solution (rivastigmine tartrate) and Exelon Patch (rivastigmine transdermal system) are cholinesterase inhibitors indicated for the treatment of Alzheimer's disease (AD) dementia and Parkinson's disease (PD) dementia. They are the oral and transdermal formulations, respectively, of the cholinesterase inhibitor rivastigmine. Exelon capsules have been available since 1997 to treat mild-to-moderate AD dementia and are approved in more than 80 countries. In 2006, Exelon capsules became the only cholinesterase inhibitor to be approved for mild-to-moderate PD dementia in addition to AD in both the US and EU. Exelon Patch was approved in 2007 in the US and EU and has been approved for the treatment of mild-to-moderate AD in more than 90 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia. The once-daily formulation Exelon Patch has shown comparable efficacy and superior tolerability to the highest recommended doses of Exelon capsules, with significant improvement in cognition and overall functioning compared to placebo. In 2013, the FDA expanded the approved indication for Exelon Patch (15cm2) to also include the treatment of patients with severe Alzheimer's disease. In 2013, European Marketing Authorization was obtained for the higher dose in mild-to-moderate AD. The higher dose of Exelon Patch (15cm2) has been approved in more than 70 countries. The severe indication has now been approved in more than 10 countries.

Compounds in Development

        The following table and paragraph summaries provide an overview of the key Innovative Medicines Division projects currently in the Confirmatory Development stage, including projects seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. Changes to the "Selected Development Projects" table are highlighted in the table below entitled "Projects Added to and Subtracted from the Development Table Since 2016."

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

Selected Development Projects

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
ABL001	asciminib	BCR-ABL inhibitor	Chronic myeloid leukemia, 3rd line	Oncology	Oral	2017	2020/III

			Chronic myeloid leukemia, 1st line	Oncology	Oral	2017	≥2022/II

ACZ885	canakinumab	Anti-interleukin-1b monoclonal antibody	Secondary prevention of cardiovascular events	Cardio-Metabolic	Subcutaneous injection	2017	US/EU (registration)(1)

			2nd line non-small cell lung cancer	Oncology	Subcutaneous injection	2017	2021/III

			1st line non-small cell lung cancer	Oncology	Subcutaneous injection	2017	≥2022/III

			Adjuvant non-small cell lung cancer	Oncology	Subcutaneous injection	2017	≥2022/III

(1)
Submissions pending acceptance by FDA and EMA.

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
Afinitor/Votubia	everolimus	mTOR inhibitor	Tuberous sclerosis complex seizures	Oncology	Oral	2017	EU (approved) US (registration)

AMG 334	erenumab	Selective CGRP receptor antagonist	Prophylaxis of migraine	Neuroscience	Subcutaneous injection	2017	US/EU (registration)

Arzerra	ofatumumab	Anti-CD20 monoclonal antibody	Refractory indolent non-Hodgkin's lymphoma	Oncology	Intravenous infusion	2010	2020/III

BAF312	siponimod	Sphingosine-1-phosphate receptor modulator	Secondary progressive multiple sclerosis	Neuroscience	Oral	2012	2018/III

BYL719	alpelisib	PI3Ka inhibitor	Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 2nd line (+ fulvestrant)	Oncology	Oral	2015	2018/III

BYM338	bimagrumab	Inhibitor of activin receptor Type 2	Hip fracture recovery	Neuroscience	Intravenous infusion	2012	≥2022/II

			Sarcopenia	Neuroscience	Intravenous infusion	2014	≥2022/II

CAD106	amilomotide	Beta-amyloid-protein therapy	Alzheimer's disease	Neuroscience	Intramuscular injection	2009	≥2022/II/III

CFZ533	TBD	Blocking, non-depleting, anti-CD40 monoclonal antibody	Solid organ transplantation	Immunology and Dermatology	Intravenous infusion	2017	≥2022/II

CNP520	TBD	BACE inhibitor	Alzheimer's disease	Neuroscience	Oral	2016	≥2022/II/III

Cosentyx	secukinumab	Anti-interleukin-17 monoclonal antibody	Non-radiographic axial spondyloarthritis	Immunology and Dermatology	Subcutaneous injection	2015	2019/III

			Psoriatic arthritis head-to-head study vs. Humira® (adalimumab)	Immunology and Dermatology	Subcutaneous injection	2015	2020/III

			Ankylosing spondylitis head-to-head study vs. proposed Sandoz biosimilar adalimumab	Immunology and Dermatology	Subcutaneous injection	2015	≥2022/III

CTL019 (approved in the US as Kymriah)	tisagenlecleucel	CD19-targeted chimeric antigen receptor T-cell immunotherapy	Pediatric/young adult acute lymphoblastic leukemia	Oncology	Intravenous infusion	2017	US (approved) EU (registration)

			Relapsed/refractory diffuse large B-cell lymphoma	Oncology	Intravenous infusion	2017	US/EU (registration)

			Relapsed/refractory follicular lymphoma	Oncology	Intravenous infusion	2017	2020/II

			Chronic lymphocytic leukemia	Oncology	Intravenous infusion	2017	2021/III

			Relapsed/refractory diffuse large B-cell lymphoma in 1st relapse	Oncology	Intravenous infusion	2017	≥2022/II

			Relapsed/refractory diffuse large B-cell lymphoma (+ pembrolizumab)	Oncology	Intravenous infusion	2017	≥2022/III

ECF843	TBD	Boundary lubricant	Dry eye	Ophthalmology	Eye drops	2017	≥2022/II

EGF816	TBD	EGFR mutation modulation	Non-small cell lung cancer	Oncology	Oral	2017	2020/III

EMA401	olodanrigan	Angiotensin II type 2 receptor antagonist	Peripheral neuropathic pain	Neuroscience	Oral	2015	2021/II

Entresto	valsartan and sacubitril (as sodium salt complex)	Angiotensin receptor/ neprilysin inhibitor	Chronic heart failure with preserved ejection fraction	Cardio-Metabolic	Oral	2012	2019/III

			Post-acute myocardial infarction	Cardio-Metabolic	Oral	2015	2020/III

Gilenya	fingolimod	Sphingosine-1-phosphate receptor modulator	Pediatric multiple sclerosis	Neuroscience	Oral	2017	US/EU (registration)

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
HDM201	TBD	p53-HDM2 inhibitor	Acute myeloid lymphoma	Oncology	Oral	2017	≥2022/II

INC280	capmatinib	c-MET inhibitor	Non-small cell lung cancer	Oncology	Oral	2014	2019/III

			Non-small cell lung cancer EGFR mutation	Oncology	Oral	2016	≥2022/II

Jakavi	ruxolitinib	JAK1/JAK2 inhibitor	Acute graft-versus-host disease	Oncology	Oral	2016	2020/III

			Chronic graft-versus-host disease	Oncology	Oral	2016	2020/III

KAE609	cipargamin	PfATP4 inhibitor	Malaria	Established Medicines	Oral	2012	≥2022/II

KAF156	TBD	Imidazolopiperazines derivative	Malaria	Established Medicines	Oral	2014	≥2022/II

Kisqali	ribociclib	CDK4/6 inhibitor	Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 1st/2nd line (+ fulvestrant)	Oncology	Oral	2014	2018/III

			Hormone receptor-positive, HER2-negative advanced breast cancer (premenopausal women), 1st line, (+ tamoxifen + goserelin or NSAI + goserelin)	Oncology	Oral	2015	2018/III

			Hormone receptor-positive, HER2-negative breast cancer (adjuvant)	Oncology	Oral	2016	≥2022/III

LAM320	clofazimine	Mycobacterial DNA binding	Multi-drug resistant tuberculosis	Established Medicines	Oral	2016	2018/III

LCI699	osilodrostat	Cortisol synthesis inhibitor	Cushing's disease	Oncology	Oral	2014	2018/III

LHW090	TBD	Neprilysin inhibitor	Resistant hypertension	Cardio-Metabolic	Oral	2017	≥2022/II

LIK066	TBD	SGLT 1/2 inhibitor	Weight loss	Cardio-Metabolic	Oral	2016	≥2022/II

LJN452	tropifexor	FXR agonist	Non-alcoholic steatohepatitis	Immunology and Dermatology	Oral	2015	≥2022/II

LMI070	branaplam	SMN2 RNA splicing modulator	Spinal muscular atrophy	Neuroscience	Oral	2017	2021/III

LOU064	TBD	BTK inhibitor	Chronic spontaneous urticaria	Immunology and Dermatology	Oral	2017	≥2022/II

Lucentis	ranibizumab	Anti-VEGF monoclonal antibody fragment	Retinopathy of prematurity	Ophthalmology	Intravitreal injection	2014	2018/III

MAA868	TBD	Factor XI inhibitor	Stroke prevention in atrial fibrillation	Cardio-Metabolic	Subcutaneous injection	2017	≥2022/II

MTV273	TBD	BCMA-targeted chimeric antigen receptor T-cell immunotherapy	Multiple myeloma	Oncology	Intravenous infusion	2017	2021/I

OMB157	ofatumumab	Anti-CD20 monoclonal antibody	Relapsing multiple sclerosis	Neuroscience	Subcutaneous injection	2015	2019/III

PDR001	spartalizumab	Anti PD-1 monoclonal antibody	Malignant melanoma (w/ Tafinlar + Mekinist)	Oncology	Intravenous infusion	2017	2019/III

			Endocrine neoplasm	Oncology	Intravenous infusion	2017	2019/III

			Malignant melanoma	Oncology	Intravenous infusion	2017	2021/II

Promacta/ Revolade	eltrombopag	Thrombopoietin receptor agonist	Severe aplastic anemia, 1st line	Oncology	Oral	2016	2018/III

QAW039	fevipiprant	DP2 antagonist (CRTH2 antagonist)	Asthma	Respiratory	Oral	2015	2020/III

Project/Product	Common name	Mechanism of action	Potential indication/ Disease area	Business franchise	Formulation/ Route of administration	Year Project Entered Current Development Phase	Planned filing dates/Current phase
QBW251	TBD	CFTR potentiator	Chronic obstructive pulmonary disease	Respiratory	Oral	2017	≥2022/II

QGE031	ligelizumab	High affinity anti-IgE monoclonal antibody	Chronic spontaneous urticaria/ chronic idiopathic urticaria	Immunology and Dermatology	Subcutaneous injection	2014	2021/II

QMF149	indacaterol, mometasone furoate (in fixed dose combination)	Long-acting beta2-adrenergic agonist and inhaled corticosteroid	Asthma	Respiratory	Inhalation	2015	2019/III

QVM149	indacaterol, mometasone furoate, glycopyrronium bromide (in fixed dose combination)	Long-acting beta2-adrenergic agonist, long-acting muscarinic antagonist and inhaled corticosteroid	Asthma	Respiratory	Inhalation	2015	2019/III

RTH258	brolucizumab	Anti-VEGF single-chain antibody fragment	Neovascular age-related macular degeneration	Ophthalmology	Intravitreal injection	2014	2018/III

			Diabetic macular edema	Ophthalmology	Intravitreal injection	2017	2020/III

Rydapt	midostaurin	Signal transduction inhibitor	Acute myeloid leukemia (FLT3 wild type)	Oncology	Oral	2016	≥2022/III

SEG101	crizanlizumab	P-selectin inhibitor	Sickle cell disease	Oncology	Intravenous infusion	2016	2019/III

Signifor LAR	pasireotide	Somatostatin analogue	Cushing's disease	Oncology	Long-acting release/ intramuscular injection	2017	EU (approved) US (registration)

Tafinlar + Mekinist	dabrafenib + trametinib	BRAF inhibitor + MEK inhibitor	BRAF V600+ melanoma (adjuvant)	Oncology	Oral	2017	US (approved) EU (registration)

UNR844	TBD	Reduction of disulfide bonds	Presbyopia	Ophthalmology	Eye drops	2017	2021/II

VAY736	TBD	Anti-BAFF (B-cell activating factor) monoclonal antibody	Autoimmune hepatitis	Immunology and Dermatology	Subcutaneous injection	2016	2021/II

			Primary Sjogren's syndrome	Immunology and Dermatology	Subcutaneous injection	2015	≥2022/II

VAY785	emricasan	Pan-caspase inhibitor	Nonalcoholic steatohepatitis	Immunology and Dermatology	Oral	2017	≥2022/II

Xolair	omalizumab	Anti-IgE monoclonal antibody	Nasal polyps	Respiratory	Subcutaneous injection	2017	2020/III

ZPL389	TBD	Histamine H4 receptor antagonist	Atopic dermatitis	Immunology and Dermatology	Oral	2017	2021/II

Key Development Projects

  •
  ABL001 (asciminib) is a potent and specific inhibitor of the protein BCR-ABL. It binds to a distinct region of the protein, resulting in a mechanism of action that is different compared to tyrosine kinase inhibitors (TKIs) approved to treat Philadelphia chromosome-positive chronic myelogenous leukemia (Ph+ CML). Because of its unique receptor binding site, the compound may have the potential to be prescribed in combination with TKIs approved to treat Ph+ CML. Clinical trials investigating ABL001 are ongoing. A Phase III clinical study was initiated in October 2017 comparing the efficacy of ABL001 versus bosutinib in patients with CML-CP who are either resistant or intolerant to two prior TKIs.

  •
  ACZ885 (canakinumab) was first approved in 2009 for cryopyrin-associated periodic syndromes as Ilaris. In 2017 data from CANTOS, a Phase III study evaluating quarterly injections of ACZ885 in people with a prior heart attack and inflammatory atherosclerosis, was presented at the European Society of Cardiology Congress and published simultaneously in The New England Journal of Medicine and The Lancet. CANTOS met its primary endpoint with a statistically significant 15% reduction of major adverse cardiovascular events (MACE) in people with a prior heart attack and inflammatory atherosclerosis who were treated with 150mg of ACZ885 in addition to standard of care including lipid-lowering therapy. This effect was driven by 24% relative reduction in risk of heart attack. A non-significant 10% reduction in risk of cardiovascular death was also observed. A sub-group of study participants, in the 150 mg arm, whose inflammation was reduced below the median high-sensitivity C-reactive protein level, measured at three months after one dose of treatment, saw a 27% relative risk reduction on the primary MACE endpoint. A review of a blinded, pre-planned oncology safety analysis revealed a 77% reduction in lung cancer mortality and 67% reduction in lung cancer cases in patients treated with 300 mg of ACZ885. Novartis is discussing the CANTOS study findings with health authorities and plans to submit the cardiovascular data for regulatory approval, as well as evaluate the lung cancer findings in additional Phase III confirmatory studies.

  •
  AMG 334 (erenumab) is a fully human monoclonal antibody designed to block the calcitonin gene-related peptide (CGRP) receptor, which is believed to play a critical role in mediating the incapacitating pain of migraine. Data from a pivotal Phase II study of erenumab presented in September 2017 at the Congress of the International Headache Society showed reduced monthly migraine days in patients with chronic migraine for whom previous preventive treatments have failed. In these patients, erenumab cut the average number of migraine days by at least five days and up to a week per month, depending on treatment dose. New data was also presented at the September 2017 Congress of the International Headache Society assessing the safety of erenumab 140 mg intravenous in a cardiovascular population with stable angina who are at increased risk for myocardial ischemia. Results of this study showed that inhibition of the CGRP receptor with erenumab had no impact on exercise capacity as measured by an exercise stress test. In January 2018, Novartis announced topline results from the Phase IIIb LIBERTY study of erenumab. The study met its primary endpoint with significantly more patients taking erenumab experiencing at least a 50% reduction from baseline in their monthly migraine days as compared to placebo. The trial assessed patients who tried and failed two to four previous preventive medications due to lack of efficacy or intolerable side effects. LIBERTY is the first migraine prevention trial of its kind conducted specifically in patients who have tried multiple therapies without success, and are in need of additional treatment options. In 2017 Novartis submitted AMG 334 to the EMA for migraine prophylaxis. Amgen Inc.'s filing for the same indication was also accepted by the FDA in July 2017. If approved, Novartis and Amgen plan to co-commercialize erenumab in the US. Amgen has exclusive commercialization rights in Japan, and Novartis has exclusive commercialization rights in the rest of the world. The companies plan to continue global co-development.

  •
  Arzerra (ofatumumab) is a fully human monoclonal antibody that is designed to target the CD20 molecule found on the surface of chronic lymphocytic leukemia (CLL) cells and normal B lymphocytes. Arzerra is approved in more than 60 countries worldwide as monotherapy for the treatment of patients with CLL who are refractory after prior treatment with fludarabine and alemtuzumab, and is also approved for other indications in CLL in the US and EU. A Phase III trial is underway to investigate ofatumumab in refractory indolent non-Hodgkin's lymphoma. Novartis is also investigating ofatumumab (disclosed as OMB157) in two Phase III studies for relapsing multiple sclerosis. Arzerra is marketed under a license agreement between Genmab A/S and Novartis.

  •
  BAF312 (siponimod) is an oral, second-generation sphingosine 1-phosphate receptor modulator under development for the treatment of secondary progressive multiple sclerosis (SPMS). BAF312 binds selectively to the sphingosine 1-phosphate receptor subtypes 1 and 5, and distributes effectively to the brain where it may impact central nervous system inflammation and repair mechanisms. Results from the EXPAND Phase III study, evaluating efficacy and safety for SPMS, demonstrated that BAF312 reduced three- and six-month confirmed disability progression against placebo, with a safety profile similar to fingolimod. New data from the Phase III EXPAND study presented at the October 2017 joint meeting of the European and American Committees for Treatment and Research in Multiple Sclerosis demonstrated the effects of BAF312 on magnetic resonance imaging lesions and brain shrinkage in SPMS. Effects of BAF312 on disability progression in patients without on-study relapses were also presented. Results from EXPAND have been submitted for peer review publication. Novartis is planning to file BAF312 in the US and EU in 2018 for SPMS. If approved, label content will be subject to negotiation with regulatory authorities, but is expected to reflect the unique SPMS population studied in the EXPAND trial.

  •
  BYL719 (alpelisib) is an orally bioavailable, alpha isoform-specific PI3K inhibitor. In breast cancer cell lines harboring PIK3CA mutations, BYL719 has been shown to inhibit the PI3K/AKT/mTOR pathway and have anti-proliferative effects. In addition, cancer cell lines with PIK3CA mutations were more sensitive to BYL719 than those without the mutation across a broad range of different cancers. BYL719 is being studied in the Phase III SOLAR-1 trial in combination with fulvestrant in men and postmenopausal women with hormone receptor-positive advanced breast cancer who received prior treatment with aromatase inhibitor and a Phase II trial to determine the maximum tolerated dose in combination with fulvestrant in PIK3CA mutated estrogen receptor-positive breast cancer patients.

  •
  Cosentyx (secukinumab) is a fully human monoclonal antibody that selectively neutralizes IL-17A. Cosentyx is in Phase III development in non-radiographic axial spondyloarthritis. We expect results from this trial in 2019. Cosentyx is also in a Phase III head-to-head clinical trial in psoriatic arthritis against Humira® (adalimumab) and a Phase III head-to-head clinical trial in ankylosing spondylitis against the proposed biosimilar adalimumab in development by Sandoz.

  •
  CTL019 (tisagenlecleucel, approved in the US as Kymriah) is a CD19-directed genetically modified autologous chimeric antigen receptor T (CAR-T) cell therapy that uses the patient's own immune system to fight certain types of cancer. CARs are engineered proteins that enable a patient's own T cells to seek out specific target proteins present on a patient's cancerous tumor. When these cells are re-introduced into the patient's blood, they demonstrate the potential to bind to the cancer cells and destroy them. CTL019 targets a protein called CD19 that is associated with a number of B-cell malignancies. In August 2017, the FDA approved CTL019 as Kymriah for the treatment of patients up to 25 years of age with B-cell precursor acute lymphoblastic leukemia (ALL) that is refractory or in second or later relapse. Kymriah is also currently under regulatory review in the US for the treatment of adult patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL), the most common type of non-Hodgkin lymphoma. In the EU, the EMA is reviewing the CTL019 Marketing Authorization Application for the treatment of adult patients with relapsed/refractory DLBCL ineligible for autologous stem cell transplantation and for pediatric and young adult patients with relapsed/refractory ALL. At the American Society of Hematology Annual Meeting in December 2017, Novartis presented data from the primary analysis of the pivotal, Phase II JULIET trial that CTL019 sustained complete responses at six months in adults with relapsed/refractory DLBCL. CTL019 is also expected to enter Phase II development for adult patients with relapsed/refractory follicular lymphoma who have failed at least two prior systemic therapies. A Phase III study in second-line use in adult patients with DLBCL after first relapse is also being planned. Clinical trials in these patient populations are anticipated to begin in 2018. In January 2018, the FDA granted Priority Review for Kymriah for the treatment of adults with relapsed or refractory DLBCL who are ineligible for or relapse after autologous stem cell transplant (ASCT). Also in January 2018, the EMA granted accelerated assessment for CTL019 for the treatment of children and young adults with relapsed or refractory B-cell acute lymphoblastic leukemia, and for adult patients with relapsed or refractory DLBCL who are ineligible for ASCT. Novartis and the University of Pennsylvania's Perelman School of Medicine, which developed this CD19-directed CAR T cell therapy, have a global collaboration to research, develop and commercialize CAR-T therapies for the investigational treatment of cancers.

  •
  EMA401 (olodanrigan) is a novel angiotensin II type 2 receptor (AT2R) antagonist. Targeting AT2R is an emerging approach to neuropathic pain treatment. AT2R antagonists block the pain signaling pathways in the peripheral nervous system. The first Phase II study to assess the potential of EMA401 in peripheral neuropathic pain was initiated in 2017, with the second Phase II study planned to start in 2018.

  •
  Entresto (sacubitril/valsartan) is a first-in-class angiotensin receptor/neprilysin inhibitor approved and marketed for the treatment of chronic heart failure with reduced ejection fraction. In addition, Novartis is conducting multiple studies of Entresto as part of the FortiHFy clinical program. This includes two large outcome studies. The first, PARAGON-HF, a Phase III trial of Entresto in patients with chronic heart failure with preserved ejection fraction, has completed enrollment with results expected in 2019. Novartis continues recruitment in PARADISE-MI, a Phase IIIb trial for patients at high risk for heart failure after an acute myocardial infarction, with results expected in 2020.

  •
  Gilenya (fingolimod, formerly FTY720) is a sphingosine 1-phosphate receptor modulator approved for the treatment of relapsing forms of multiple sclerosis in adults as Gilenya. Results from the Phase III PARADIGMS study, investigating the safety and efficacy of oral once-daily Gilenya in children and adolescents (ages 10 to 17) with multiple sclerosis showed that oral fingolimod resulted in an 82% reduction in the number of relapses in the patient population over a period of up to two years, compared to interferon beta-1a intramuscular injections. In December 2017, the FDA granted Gilenya Breakthrough Therapy designation for relapsing forms of multiple sclerosis in pediatric patients (ages 10 to 17). Gilenya is not currently approved for pediatric use.

  •
  INC280 (capmatinib) is a highly selective MET inhibitor. In June 2016, Novartis initiated ongoing Phase II studies to prospectively explore the predictive value of different mechanisms of MET dysregulation (including MET amplification and MET leading to exon 14 deletion mutation) in advanced non-small cell lung cancer. INC280 is licensed by Novartis from Incyte Corporation.

  •
  Jakavi (ruxolitinib) is an oral inhibitor of the JAK 1 and JAK 2 tyrosine kinases. Jakavi is currently in Phase III development in acute graft versus host disease and chronic graft versus host disease. Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology and hematology outside the US. In the second quarter of 2016 the license was amended to also include rights to research, develop and commercialize ruxolitinib in graft-versus-host disease outside the US. Ruxolitinib is marketed in the US as Jakafi® by Incyte Corporation.

  •
  KAF156 belongs to a novel class of antimalarial compounds called imidazolopiperazines. It has the potential to clear malaria infection, including resistant strains, as well as to block the transmission of the malaria parasite. As demonstrated in a Phase IIa proof-of-concept trial, the compound is fast-acting and potent across multiple stages of the parasite's lifecycle, rapidly clearing both P. falciparum and P. vivax parasites. In August 2017 Novartis began a Phase IIb study to test multiple dosing combinations and dosing schedules of KAF156 and lumefantrine, including the feasibility of a single dose therapy in adults, adolescents and children.

  •
  Kisqali (ribociclib; formerly LEE011) is a selective cyclin-dependent kinase inhibitor that inhibits two proteins called cyclin-dependent kinase 4 and 6 (CDK4/6). In March 2017 the FDA approved Kisqali in combination with an aromatase inhibitor as initial endocrine-based therapy for treatment of postmenopausal women with hormone receptor positive, human epidermal growth factor receptor-2 negative (HR+/HER2-) advanced or metastatic breast cancer. In August 2017 the EC approved Kisqali in combination with an aromatase inhibitor as initial endocrine-based therapy for treatment of postmenopausal women with HR+/HER2- locally advanced or metastatic breast cancer. Results from the pivotal Phase III MONALEESA 2 study showed Kisqali plus letrozole significantly extended progression free survival (PFS) compared to a standard of care, letrozole, as a first line treatment in postmenopausal women with HR+/HER2- advanced breast cancer. Kisqali plus letrozole reduced the risk of disease progression or death by 44% over letrozole alone, significantly extending PFS across all patient subgroups. Novartis is continuing to assess Kisqali through the MONALEESA clinical trial program, which includes MONALEESA 2, MONALEESA 3 and MONALEESA 7. These trials are evaluating Kisqali in multiple endocrine therapy combinations across a broad range of patients, including men and premenopausal women. In December 2017, Kisqali was granted Breakthrough Therapy designation by the FDA for initial endocrine-based treatment of pre- or peri-menopausal women with HR+/HER2- advanced or metastatic breast cancer in combination with tamoxifen or an aromatase inhibitor. Kisqali was developed by Novartis as part of a drug discovery collaboration with Astex Pharmaceuticals.

  •
  LIK066 is an inhibitor of the sodium-glucose co-transporter-1 (SGLT1) and sodium-glucose co-transporter-2 (SGLT2). The dual mechanism (renal and intestinal) acts to improve multiple metabolic end points including glycemic control, weight, blood pressure and lipid biomarkers. We initiated Phase II dose ranging studies for weight loss in the first half of 2017.

  •
  LJN452 (tropifexor) is a potent, non-bile acid, Farnesoid X receptor (FXR) agonist, which is being developed for the treatment of nonalcoholic steatohepatitis (NASH). LJN452 has been shown to reduce steatosis, inflammation, and fibrosis in animal models, alongside a favorable safety profile in first in-human studies. This oral treatment is designed to break the cycle of fatty build-up in the liver and harness the body's built-in mechanisms for coping with excess bile acid. Recruitment is underway for the first LJN452 clinical study in NASH patients.

  •
  OMB157 (ofatumumab) is a fully human monoclonal antibody administered by subcutaneous injection in development for multiple sclerosis (MS). OMB157 works by binding to the CD20 molecule on the B cell surface and inducing B cell depletion. Positive Phase IIb results in MS patients were presented in 2014 and showed significant reduction in the number of new brain lesions in the first 24 weeks after ofatumumab administration. Novartis initiated a Phase III program for OMB157 in relapsing MS in August 2016. The program is on track, and we expect to complete the Phase III program in MS in 2019. Ofatumumab is marketed by Novartis for oncology indications as an intravenous infusion under the brand name Arzerra.

  •
  PDR001 (spartalizumab) is a PD-1 antagonist that may restore the ability of immune cells to induce cell death and fight cancer. PDR001 is being evaluated in a Phase III trial in combination with Tafinlar + Mekinist for metastatic BRAF V600+ melanoma, in a Phase II trial for neuroendocrine tumors and in Phase I trials in other tumor types.

  •
  QAW039 (fevipiprant) is being investigated in the reduction of asthma attacks in patients with severe asthma and in the improvement of lung function in patients with moderate asthma. This compound is designed to block the activity of the DP2 receptor, an upstream driver of allergen- and non-allergen dependent inflammation in asthma, resulting in reduction in IL-4, IL-5, and IL-13, inhibition of eosinophil migration, and inhibition of smooth muscle cells growth in the airway. Phase II clinical data shows a positive effect on symptoms (asthma control questionnaire) and lung function, and reduction in sputum eosinophils.

  •
  QMF149 (indacaterol acetate/mometasone furoate) is a once daily fixed-dose combination being investigated in asthmatic patients who are uncontrolled on an inhaled corticosteroid. QMF149 combines indacaterol acetate (an inhaled long-acting beta2-adrenergic agonist with 24 hour duration of action) and mometasone furoate (an inhaled corticosteroid with 24 hour duration of action) delivered via the Breezhaler device, a single dose dry powder inhaler. QMF149 is currently being evaluated in two Phase III clinical trials to support registration outside the US.

  •
  QVM149 (indacaterol acetate, glycopyrronium bromide, mometasone furoate) is a fixed-dose combination of indacaterol acetate (an inhaled long-acting beta2-adrenergic agonist with 24 hour duration of action), glycopyrronium bromide (an inhaled long-acting muscarinic antagonist with 24 hour duration of action), and mometasone furoate (an inhaled corticosteroid with 24 hour duration of action) in development for once-daily maintenance treatment of poorly controlled asthmatic patients to be delivered via the Breezhaler device, a single dose dry powder inhaler. All three mono-components have previously been developed as individual drugs for either chronic obstructive pulmonary disease or asthma. QVM149 is currently in Phase III clinical trials to support registration outside the US.

  •
  RLX030 (serelaxin) is a novel recombinant form of the human hormone relaxin 2, and is believed to act through multiple mechanisms to reduce stress on the heart, kidneys and other organs. In 2017 Novartis announced the global Phase III RELAX-AHF-2 study investigating the efficacy, safety and tolerability of RLX030 in patients with acute heart failure (AHF) did not meet its primary endpoints of reduction in cardiovascular death through day 180 or reduced worsening heart failure through day five when added to standard therapy in patients with AHF.

  •
  RTH258 (brolucizumab) is a single-chain antibody fragment that acts as an anti-vascular endothelial growth factor (anti-VEGF) agent. RTH258 is currently in development for neovascular age related macular degeneration (nAMD) and diabetic macular edema. RTH258 met its primary endpoint of non-inferiority to aflibercept in mean change in best-corrected visual acuity in two Phase III clinical trials, HAWK and HARRIER. Additionally, superiority was shown in three secondary endpoints that are considered key markers of nAMD disease, central subfield retinal thickness, retinal fluid and disease activity. Additionally, a majority of patients were on a 12-week treatment schedule immediately following the loading phase, also assessed by secondary endpoints in the HAWK and HARRIER trials. Beginning in 2018, we expect to make regulatory filings for nAMD in the US, EU and Japan. RTH258 is also currently in development for diabetic macular edema, with Phase III trials in this indication scheduled to start in 2018.

  •
  SEG101 (crizanlizumab) is a humanized anti-P-selectin monoclonal antibody that is being investigated in the reduction of vaso-occlusive pain crises in patients with sickle cell disease (SCD). SCD is a hereditary blood disorder characterized by sickle-shaped red blood cells. Novartis acquired SEG101 in 2016 by exercising its right to acquire Reprixys Pharmaceuticals Corporation following receipt of results of the Phase II SUSTAIN study. Results from the Phase II SUSTAIN study demonstrated that SEG101 reduced the median annual rate of sickle cell-related pain crises compared to placebo in patients with or without hydroxyurea therapy.

  •
  Signifor LAR (pasireotide) is a somatostatin analogue approved in the EU in September 2017 as a long-acting release formulation for patients with Cushing's disease. An application for this indication has also been accepted by the FDA.

  •
  Tafinlar (dabrafenib) targets the serine/threonine kinase BRAF in the RAS/RAF/MEK/ERK pathway and Mekinist (trametinib) targets the threonine/tyrosine kinases MEK1 and MEK2 in the MAP kinase pathway, resulting in dual blockade of this pathway, which is the main escape mechanism for resistance. Tafinlar + Mekinist (dabrafenib + trametinib) is the first combination of BRAF and MEK inhibitors to report three years of follow-up survival data in two Phase III studies in BRAF V600+ unresectable or metastatic patients. A Phase III study is also underway for BRAF V600 mutation positive melanoma patients in the adjuvant setting. Phase II studies are also underway to evaluate the efficacy and safety of Tafinlar + Mekinist in patients with BRAF V600 mutation positive non-small cell lung cancer. Data presented at a major European conference in the third quarter showed reduced risk of disease recurrence by 53% in patients with resected BRAF V600 mutation-positive melanoma and meaningful improvements in secondary endpoints, including overall survival, distant metastasis-free survival and freedom from relapse. In October 2017, the FDA granted Breakthrough Therapy designation for Tafinlar + Mekinist for the adjuvant treatment of patients with stage III melanoma with a BRAF V600 mutation following complete resection. In December 2017, the FDA granted Priority Review to Tafinlar + Mekinist for adjuvant treatment of this patient population. Tafinlar + Mekinist is being evaluated in a Phase III trial in combination with PDR001 for metastatic BRAF V600+ melanoma, in a Phase II trial for neuroendocrine tumors and in Phase I trials in other tumor types.

  •
  UNR844 is a potential first-in-class topical treatment in development for presbyopia. UNR844 is believed to work through reduction of disulfide bonds, softening the crystalline lens. Presbyopia is a common age-related loss of near distance vision characterized by a progressive inability to focus on objects nearby, making everyday activities, such as reading, challenging. In a Phase I/II masked, placebo-controlled proof of concept study, 50 patients were treated daily for 90 days with topical UNR844 and 25 patients with placebo. UNR844 showed a statistically significant difference to placebo in distant corrected near vision at all time points measured (from day 8). At day 90, 82% of participants treated with UNR844 had 20/40 near vision (or 0.30 LogMAR) versus 48% in the placebo group. Near vision of 20/40 allows for the majority of near vision tasks in most people. UNR844 was acquired by Novartis through the acquisition of Encore Vision, Inc., in January 2017.

  •
  VAY736 is a highly specific and potent monoclonal antibody against the B-cell activating factor receptor (BAFF-R) with enhanced antibody-dependent cell-mediated cytotoxicity against BAFF-R positive B cells. VAY736 is in Phase II development for the treatment of primary Sjogren's syndrome, a systemic autoimmune disorder characterized by progressive lymphocytic destruction of exocrine glands and other organs resulting not only in eye and mouth dryness, but frequently complicated by severe fatigue and extraglandular organ involvement. VAY736 is also being tested for patients with autoimmune hepatitis, a chronic autoimmune disorder, characterized by hepatocyte injury and destruction of the liver architecture leading to fibrosis/cirrhosis, and ultimately to end stage liver disease requiring liver transplantation.

  •
  VAY785 (emricasan) is an investigational, first-in-class, oral, pan-caspase inhibitor being investigated for the treatment of chronic liver diseases including nonalcoholic steatohepatitis (NASH) with advanced fibrosis (scarring) and cirrhosis. In multiple Phase II clinical trials, VAY785 has demonstrated significant, rapid and sustained reductions in elevated levels of key biomarkers of inflammation and cell death, which play a role in the severity and progression of liver disease. VAY785 is being developed in collaboration with Conatus Pharmaceuticals Inc. As part of this collaboration, Conatus is conducting several Phase IIb clinical trials with VAY785, including the ENCORE-PH trial in primarily compensated NASH cirrhosis, the POLT-HCV-SVR trial in post-transplant hepatitis C virus fibrosis and cirrhosis, and the ENCORE-NF in NASH fibrosis. Top-line results of these trials are expected to be available starting in 2018 and continuing thereafter. In May 2017, Conatus also initiated the Phase IIb ENCORE-LF trial in patients with decompensated liver cirrhosis caused by NASH, with results expected in the second half of 2019.

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

  •
  Zykadia (ceritinib) is a potent and highly selective oral anaplastic lymphoma kinase (ALK) inhibitor that is in development for ALK positive (ALK+) cancers. In May 2017, the FDA approved the expanded use of Zykadia to include the first-line treatment of patients with metastatic non-small cell lung cancer whose tumors are ALK+, as detected by an FDA-approved test. In June 2017 the European Commission approved expanding the use of Zykadia to the first-line treatment of patients with advanced non-small cell lung cancer whose tumors are ALK+.

Projects Added to and Subtracted from the Development Table Since 2016

Project/Product	Potential indication/ Disease area	Change	Reason
ABL001	Chronic myeloid leukemia, 1st line	Added	Entered confirmatory development

ACZ885	2nd line non-small cell lung cancer	Added	Entered confirmatory development

	1st line non-small cell lung cancer	Added	Entered confirmatory development

	Adjuvant non-small cell lung cancer	Added	Entered confirmatory development

Arzerra	Refractory non-Hodgkin's lymphoma	Now disclosed as refractory indolent non-Hodgkin's lymphoma;
and
Route of administration corrected

CFZ533	Solid organ transplantation	Added	Entered confirmatory development

CJM112	Immune disorders	Removed	Development discontinued

Cosentyx	Psoriatic arthritis head to head study vs. adalimumab	Now disclosed as psoriatic arthritis head to head study vs. Humira® (adalimumab)

	Ankylosing spondylitis head to head study vs. adalimumab	Now disclosed as ankylosing spondylitis head to head study vs. proposed Sandoz biosimilar adalimumab

CTL019 (approved in the US as Kymriah)	Pediatric acute lymphoblastic leukemia	Now disclosed as pediatric/young adult acute lymphoblastic leukemia

	Diffuse large B-cell lymphoma	Now disclosed as 3rd line diffuse large B-cell lymphoma

	Relapsed/refractory follicular lymphoma	Added	Entered confirmatory development

Project/Product	Potential indication/ Disease area	Change	Reason
	Chronic lymphocytic leukemia	Added	Entered confirmatory development

	Relapsed/refractory diffuse large B-cell lymphoma in 1st relapse	Added	Entered confirmatory development

	Relapsed/refractory diffuse large B-cell lymphoma (+pembrolizumab)	Added	Entered confirmatory development

ECF843	Dry eye	Added	Entered confirmatory development

EGF816	Non-small cell lung cancer	Added	Entered confirmatory development

EMA401	Neuropathic pain	Now disclosed as peripheral neuropathic pain

HDM201	Acute myeloid lymphoma	Added	Entered confirmatory development

Ilaris	Periodic fever syndromes	Commercialized

Jakavi	Early myelofibrosis	Removed	Development discontinued

	Graft-versus-host disease	Now disclosed as acute graft-versus-host disease

	Chronic graft-versus-host disease	Added	Entered confirmatory development

Kisqali (LEE011)	Hormone receptor-positive, HER2-negative advanced breast cancer (postmenopausal women), 1st line (+ letrozole)	Commercialized as Kisqali

LHW090	Resistant hypertension	Added	Entered confirmatory development

LMI070	Spinal muscular atrophy	Added	Entered confirmatory development

LOU064	Chronic spontaneous urticaria	Added	Entered confirmatory development

MAA868	Stroke prevention in atrial fibrillation	Added	Entered confirmatory development

Project/Product	Potential indication/ Disease area	Change	Reason
MTV273	Multiple myeloma	Added	Entered confirmatory development

PDR001	Endocrine neoplasm	Added	Entered confirmatory development

	Malignant melanoma (w/ Tafinlar + Mekinist)	Added	Entered confirmatory development

	Neuroendocrine tumors	Added	Entered confirmatory development

PIM447	Hematologic tumors	Removed	In exploratory development

PKC412 (Rydapt)	Acute myeloid leukemia	Commercialized as Rydapt

	Advanced systemic mastocytosis	Commercialized as Rydapt

QAW039	Atopic dermatitis	Removed	Development discontinued

QBW251	Chronic obstructive pulmonary disease	Added	Entered confirmatory development

	Cystic fibrosis	Removed	In exploratory development

RLX030	Acute heart failure	Removed	Development discontinued

Tafinlar + Mekinist	BRAF V600+ non-small cell lung cancer	Commercialized

	BRAF V600+ colorectal cancer	Removed	Development discontinued

Tasigna	Chronic myeloid leukemia treatment-free remission	Commercialized

VAY736	Autoimmune hepatitis	Added	Entered confirmatory development

VAY785	Nonalcoholic steatohepatitis	Added	Entered confirmatory development

Xolair	Nasal polyps	Added	Entered confirmatory development

Zykadia	ALK + advanced non-small cell lung cancer (1st line, treatment naïve)	Commercialized

Project/Product	Potential indication/ Disease area	Change	Reason
	ALK + advanced non-small cell lung cancer (brain metastases)	Removed	Development discontinued

Principal Markets

        The Innovative Medicines Division sells products in approximately 155 countries worldwide. Net sales are generally concentrated in the US, Europe and Japan. The following table sets forth the aggregate 2017 net sales of the Innovative Medicines Division by region:

Innovative Medicines	2017 Net sales to third parties
	$ millions	%
Europe	11,289	34
United States	11,116	34
Asia, Africa, Australasia	7,875	24
Canada and Latin America	2,745	8

Total	33,025	100

Of which in Established Markets*	24,633	75
Of which in Emerging Growth Markets*	8,392	25

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

        We manufacture our products at facilities worldwide. See also "—Item 4.D Property, Plants and Equipment." Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art processes with quality as a primary goal within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, such as sterile processing. Many biologic medicines are manufactured using recombinant DNA derived technology, by which a gene is introduced into a host cell, which then produces a human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current, and to develop new, manufacturing processes, and review and adapt our manufacturing network to meet the needs of our Innovative Medicines Division.

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

Marketing and Sales

        The Innovative Medicines Division serves customers with 3,360 field force representatives in the US, and an additional 22,161 in the rest of the world, as of December 31, 2017, including supervisors and administrative personnel. These trained representatives, where permitted by law, present the therapeutic risks and benefits of our products to physicians, pharmacists, hospitals, insurance groups and managed care organizations. We continue to see increasing influence of customer groups beyond prescribers, and Novartis is responding by adapting our business practices to engage appropriately with such constituencies.

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

        As a result of continuing changes in healthcare economics and an aging population, the US Centers for Medicare & Medicaid Services (CMS) is the largest single payor for healthcare services in the US. In addition, both commercial and government sponsored managed care organizations continue to be among the largest groups of payors for healthcare services in the US. In other countries, national health services are often the only significant payor for healthcare services. In an effort to control prescription drug costs, almost all managed care organizations and national health services use formularies that list specific drugs that may be reimbursed, and/or the level of reimbursement for each drug. Managed care organizations and national health services also increasingly utilize various cost-benefit analyses to determine whether or not newly-approved drugs will be added to a formulary and/or the level of reimbursement for that drug, and whether or not to continue to reimburse existing drugs. We have dedicated teams that actively seek to optimize formulary positions for our products.

        Recent trends have been toward continued consolidation among distributors and retailers of Innovative Medicines Division products, both in the US and internationally. This has increased our customers' purchasing leverage and resulted in increased pricing pressure on our products. Moreover, we are exposed to increased concentration of credit risk as a result of the consolidation among our customers.

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

        In addition, as is the case with other pharmaceutical companies selling patented pharmaceuticals, Novartis faces ever-increasing challenges from companies selling products which compete with our products, including competing patented products and generic forms of our products following the expiry of intellectual property protection. Generic companies may also gain entry to the market through successfully challenging our intellectual property rights, but we vigorously use legally permissible measures to defend those rights. See also "—Intellectual Property" below. We also may face competition from over-the-counter (OTC) products that do not require a prescription from a physician. See also "—Regulation—Price Controls" below.

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

        We are a leader in the pharmaceuticals industry in terms of research and development, including the level of our investment. For information about research and development expenditures by our Innovative Medicines Division over the last three years, please see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Results of Operations—2017 Compared to 2016—Innovative Medicines—Research and development of Innovative Medicines Division," and "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Results of Operations—2016 Compared to 2015—Innovative Medicines—Research and development of Innovative Medicines Division."

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

        At NIBR sites in Basel, Switzerland, Cambridge, Massachusetts, three other US locations, and Shanghai, China, approximately 6,000 full-time equivalent scientists, physicians and business professionals contribute to research into disease areas such as cardiovascular and metabolic diseases, neuroscience, oncology, muscle disorders, ophthalmology, autoimmune diseases, and respiratory diseases. In addition, the Novartis Institute for Tropical Diseases (NITD), the Friedrich Miescher Institute, and the Genomics Institute of the Novartis Research Foundation focus on basic genetic and genomic research. NITD is currently focused on parasitic pathogens, including malaria and cryptosporidiosis.

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

        In October 2016, we announced a new strategic plan for research that includes the creation of a unified early discovery research group based in Basel, Switzerland and Cambridge, Massachusetts, the creation of two centers of excellence for bio-therapeutic research in Basel, Switzerland and Cambridge, Massachusetts, the creation of an enterprise wide pharmacokinetics sciences group and growth of our respiratory diseases research group. As part of this plan, the Novartis Institute for Tropical Diseases (NITD) moved its research programs and operations from Singapore to Emeryville, California, where, as of June 2017, it is co-located with our infectious diseases research team. The creation of the two centers of excellence in bio-therapeutics resulted in the closure of a biologics group in Shanghai, China and the closure of ESBATech, a biologics group in Schlieren, Switzerland in 2017. In 2017 we also completed the exit of all internal non-human primate research resulting in the closure of operations focused on non-human primate research in Fort Worth, Texas.

Development program

        Our Global Drug Development (GDD) organization oversees drug development activities for our Innovative Medicines Division. GDD works collaboratively with NIBR to execute our overall pipeline strategy and takes an enterprise approach to pipeline and portfolio management. The GDD organization includes centralized global functions such as Regulatory Affairs and Global Development Operations, and Global Development units aligned with our business franchises. GDD was created to improve resource allocation, technology implementation and process standardization to further increase innovation. GDD includes approximately 10,000 full-time equivalent associates worldwide.

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

        At each phase of clinical development, our activities are managed by our Innovation Management Board (IMB). The IMB is responsible for oversight over all major aspects of our development portfolio and oversees our drug development budget. In particular, the IMB is responsible for the endorsement of proposals to commence the first clinical trials of a development compound, and of major project phase transitions and milestones following a positive proof of concept outcome, including transitions to full development and the decision to submit a regulatory application to the health authorities. The IMB is also responsible for project discontinuations, for the endorsement of overall development strategy and the endorsement of development project priorities. The IMB is chaired by our Global Head of Drug Development and Chief Medical Officer and has representatives from Novartis senior management with expertise spanning multiple fields, among its core members and extended membership.

Alliances and acquisitions

        Our Innovative Medicines Division enters into business development agreements with other pharmaceutical and biotechnology companies and with academic and other institutions in order to develop new products and access new markets. We license products that complement our current product line and are appropriate to our business strategy. Therapeutic area strategies have been established to focus on alliances and acquisition activities for key disease areas and indications that are expected to be growth drivers in the future. We review products and compounds we are considering licensing using the same criteria as we use for our own internally discovered drugs.

        On January 19, 2018, we successfully completed our previously-announced tender offer for all of the then outstanding ordinary shares, including ordinary shares represented by American Depositary Shares (ADSs), of Advanced Accelerator Applications S.A. (AAA). As of the expiration of the offer on January 19, 2018, approximately 97% of the then outstanding fully diluted ordinary shares, including ordinary shares represented by ADSs, were validly tendered. In addition, on January 22, 2018, we commenced a subsequent offering period which will expire on January 31, 2018, unless extended. AAA is a NASDAQ-listed radiopharmaceutical company headquartered in Saint-Genis-Pouilly, France, that develops, produces and commercializes molecular nuclear medicines including Lutathera (lutetium (177Lu) oxodotreotide), a first-in-class radioligand therapy product for neuroendocrine tumors and a portfolio of diagnostic products. For additional information, see "Note 2. Significant transactions—Significant transaction entered into in 2017 and closed in January 2018" on page 199 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        In November 2017, we announced an expanded collaboration with Amgen Inc., and the Banner Alzheimer's Institute to collaborate on a new Generation Study 2 to assess whether investigational BACE1 inhibitor CNP520 can prevent or delay the symptoms of Alzheimer's disease in a high-risk population.

        In September 2017, we announced a collaboration agreement with the University of California, Berkeley, (UCB) in the field of covalent chemoproteomics to establish the Novartis-Berkeley Center for Proteomics and Chemistry Technologies, based at Berkeley. The collaboration will focus on discovery of drug targets on proteins inaccessible to conventional therapeutic molecules.

        In June 2017, we announced a clinical research collaboration in which Bristol-Myers Squibb is to investigate the safety, tolerability, and efficacy of Mekinist (trametinib) in combination with Opdivo® (nivolumab) and Opdivo® + Yervoy® (ipilimumab) regimen as a potential treatment option for metastatic colorectal cancer in patients with microsatellite stable tumors where the tumors are proficient in mismatch repair (MSS mCRC pMMR).

        In April 2017, Novartis announced an expanded collaboration agreement with Amgen to co-commercialize AMG 334 (erenumab) in the US, currently being investigated for the prevention of migraine. Novartis retains exclusive rights to commercialize AMG 334 in the rest of the world and gains commercialization rights in Canada. This agreement builds on the previously-announced 2015 global collaboration between Novartis and Amgen.

        In January 2017, we entered into a collaboration and option agreement with Ionis Pharmaceuticals, Inc. (Ionis), and its affiliate Akcea Therapeutics, Inc. (Akcea), to license two investigational treatments with the potential to significantly reduce cardiovascular risk in patients suffering from high levels of lipoproteins known as Lp(a) and ApoCIII. The two investigational antisense therapies developed by Ionis—called AKCEA-APO(a)-LRx and AKCEA-APOCIII-LRx—have the potential to lower both lipoproteins up to 90% and significantly reduce cardiovascular risk in high-risk patient populations. In addition, Novartis entered into a stock purchase agreement with Ionis and Akcea. This transaction was completed on February 14, 2017.

        In December 2016, we entered into a definitive agreement for the acquisition of Encore Vision, Inc., a privately-held company focused on the development of UNR844 (formerly EV06), an investigational, first-in-class potentially disease modifying topical treatment for presbyopia. This acquisition was completed on January 20, 2017.

        In December 2016, we signed an exclusive option, collaboration and license agreement with Conatus Pharmaceuticals Inc., for the global rights to VAY785 (emricasan), an investigational, first-in-class, oral, pan-caspase inhibitor for the treatment of non-alcoholic steatohepatitis with advanced fibrosis and cirrhosis of the liver. Novartis exercised the option on May 4, 2017. Novartis obtained an exclusive, worldwide license to develop and commercialize products containing emricasan on July 5, 2017.

        In December 2016, we entered into a definitive agreement for the acquisition of Ziarco Group Limited, a privately held company focused on the development of novel treatments in dermatology including ZPL389, a once-daily oral H4 receptor antagonist in development for atopic dermatitis. This acquisition was completed on January 20, 2017.

        In November 2016, we acquired Reprixys Pharmaceuticals Corporation and SEG101 (crizanlizumab), an anti-P-selectin antibody being investigated in the reduction of vaso-occlusive pain crises in patients with sickle cell disease.

        In June 2016, we announced a collaboration and licensing agreement with Xencor for the development of bispecific antibodies for treating cancer. We are to collaborate with Xencor to co-develop their two bispecific T cell engaging antibodies targeting CD3xCD123 and CD3xCD20 for the treatment of acute myeloid leukemia and B-cell malignancies. As part of the agreement, Novartis also received the right to develop four additional bispecific antibodies and to use other Xencor proprietary antibody engineering technology for up to ten additional biotherapeutic programs across the Novartis research and development portfolio.

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

        As part of our previously-announced exclusive global research and development collaboration with the University of Pennsylvania (Penn) to develop and commercialize targeted chimeric antigen receptor (CAR) immunotherapies for the treatment of cancer, in February 2016 Penn opened the Center for Advanced Cellular Therapeutics (CACT) at the Perelman School of Medicine campus in Philadelphia, Pennsylvania. The CACT is a first of its kind research and development center established specifically to develop and manufacture adoptive T cell immunotherapies under the research collaboration guided by scientists and clinicians from NIBR and Penn.

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

        Once an application is submitted, the FDA assigns reviewers from its staff, including experts in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics. After a complete review, these content experts then provide written evaluations of the NDA or BLA. These recommendations are consolidated and are used by senior FDA staff in its final evaluation of the NDA or BLA. Based on that final evaluation, the FDA then provides to the NDA or BLA's sponsor an approval, or a "complete response" letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA which need to be addressed. The sponsor must then submit an adequate response to the deficiencies in order to restart the review procedure.

        Once the FDA has approved an NDA, BLA, sNDA or BLA amendment, the company can make the new drug available for physicians to prescribe. The drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional post-approval studies (Phase IV) to evaluate long-term effects or to gather information on the use of the product under specified conditions.

        Throughout the life cycle of a product, the FDA requires compliance with standards relating to good laboratory, clinical and manufacturing practices. The FDA also requires compliance with rules pertaining to the manner in which we may promote our products.

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

        European Marketing Authorizations have an initial duration of five years. The holder of the Marketing Authorization must actively apply for its renewal after this first five year period. As part of the renewal procedure, the competent authority will perform a full benefit-risk review of the product. Should the authority conclude that the benefit-risk balance is no longer positive, the Marketing Authorization can be suspended or revoked. Once renewed the Marketing Authorization is valid for an unlimited period. If the holder does not apply for renewal, the Marketing Authorization automatically lapses. Any Marketing Authorization which is not followed within three years of its granting by the actual placing on the market of the corresponding medicinal product ceases to be valid.

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

        Once the MHLW has approved the application, the company can make the new drug available for physicians to prescribe. After that, the MHLW lists its national health insurance price within 60 days (or 90 days) from the approval, and physicians can obtain reimbursement. For some medications, the MHLW requires additional post-approval studies (Phase IV) to evaluate safety, effects and/or to gather information on the use of the product under specified conditions. The MHLW also requires the drug's sponsor to submit periodic safety update reports. Within three months from the specified re-examination period, which is designated at the time of the approval of the application for the new product, the company must submit a re-examination application to enable the drug's safety and efficacy to be reassessed against approved labeling by the PMDA.

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

  Direct governmental efforts to control prices

          United States.     In the US, as a result of the Patient Protection and Affordable Care Act (ACA), the recurring focus on deficit reduction, and public pressure on elected officials based on recent price increases by certain pharmaceutical manufacturers, there is a significant likelihood of continued actions to control prices. Specifically, one proposal that has been repeatedly advanced would impose a government-mandated pricing formula on both patented and generic medications provided through the Medicare prescription drug benefit (Medicare Part D). In addition, the ACA mandated the creation of a new entity, the Independent Payment Advisory Board (IPAB), which has been granted unprecedented authority to implement broad actions to reduce future costs of the Medicare program. This could include required prospective prescription drug discounts or rebates, which could limit net prices for our products. The Medicare Trustees' Report from June 2017 predicted that the projected 5-year average growth in per capita Medicare program spending is not likely to exceed a specified target level until 2022. If the Chief Actuary for CMS determines that the projected 5-year average growth rate exceeds the target, the IPAB would then develop savings proposals in the following year based on a savings target set by the Chief Actuary, to be implemented in the second following year. In October 2017, a bill to repeal the IPAB was passed by the House of Representatives and currently awaits consideration by the Senate. There is also a strong possibility that government officials will continue to search for additional ways to reduce or control prices, including state legislation mandating drug price controls, which could include limits on annual price increases or maximum price levels. In 2017, several states passed legislation impacting pricing or requiring price transparency reporting, including California, Louisiana, Nevada and Maryland. The California law will require 60 day advance notification of price increases for products exceeding a specific threshold over the past two years, as well as additional quarterly reporting requirements.

          Europe.     In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, has become very intense. Increasingly strict analyses are applied when evaluating the entry of new products, and, as a result, access to innovative medicines is limited based on strict cost-benefit assessments. In addition, prices for marketed products are referenced within Member States and across Member State borders, further impacting individual EU Member State pricing. As an additional control for healthcare budgets, some EU countries have passed legislation to impose further mandatory rebates for pharmaceutical products and/or financial claw-backs on the pharmaceutical industry. The calculation of these rebates and claw-backs can be difficult to predict.

          Japan.     In 2016, the National Health Insurance price calculation method for new products and the price revision rule for existing products were reviewed, and the resulting new drug tariffs became effective beginning April 2016. In addition, the MHLW implemented extraordinary price cuts in 2016 for certain products the sales of which have increased more than 100 billion Japanese Yen (one and one half times more than official forecasts). The Japanese government is continuing deliberations of a healthcare reform initiative with a goal of sustaining the universal coverage of the National Health Insurance program, and is addressing the efficient use of drugs, including promotion of generic use. Meanwhile, the government tentatively initiated a premium system which basically maintains the price of patented drugs for unmet medical needs in order to promote innovative new drug creation and the solution of the unapproved indication issue. In December 2016, the Japanese government also announced basic reform principles for fundamental reforms of the drug pricing system to be implemented in 2018. Based on these principles, which include an increase in the frequency of price cuts from every other year to annually, a revision to the premium system which basically maintains the price of patented drugs for unmet medical needs, and the introduction of a cost effectiveness assessment, the government is deliberating and undertaking fundamental reforms of the drug pricing system in 2017 which will be introduced at the next regular price revision scheduled for April 2018.

          Rest of World.     Many other countries around the world are also taking steps to control prescription drug prices. For example, in 2017, China, one of our most important emerging growth markets, organized national price negotiations for certain products directly linked to national drug reimbursement, which will apply nationwide both in public and military hospitals, with drug price reductions of more than 60% in some cases. Drug prices in China may further decline due to a stated national policy of reducing healthcare costs, including continued strategic initiatives specifically designed to reduce drug prices. Canada has proposed amendments to its Patented Medicines Regulations in 2017 that could reduce prices for specialty medicines, such as biologics and medicines for rare diseases, by as much as 30% to 40%. In addition, in 2016, the Colombian government took steps to unilaterally reduce the price of Glivec by up to 43% through a local procedural mechanism called a Declaration of Public Interest. While the government's use of this exceptional mechanism as a tool to control the price of a prescription drug and to generally manage its healthcare budget is unprecedented, we continue to contest its appropriateness with respect to Glivec in Colombia, as its use could become more widespread if upheld in this case, potentially leading to a more systemic impact on drug pricing.

  Regulations favoring generics and biosimilars

          In response to rising healthcare costs, most governments and private medical care providers have instituted reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand-name pharmaceuticals. In the US, generic substitution statutes have been enacted by virtually all states and permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original patented drug. Other countries have similar laws, including numerous European countries. We expect that the pressure for generic substitution will continue to increase. In addition, the US, EU and other jurisdictions are increasingly crafting laws and regulations encouraging the development of biosimilar versions of biologic drugs, which can also be expected to have an impact on pricing.

  Cross-Border Sales

          Price controls in one country can also have an impact in other countries as a result of cross-border sales. In the EU, products which we have sold to customers in countries with stringent price controls can in some instances legally be re-sold to customers in other EU countries with less stringent price controls at a lower price than the price at which the product is otherwise available in the importing country. In North America, products which we have sold to customers in Canada, which has relatively stringent price controls, are sometimes re-sold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal. Given the increased focus on pharmaceutical prices in the US, certain members of the US Congress and select state legislators continue to explore legislation to allow the safe importation of pharmaceutical products into the US from select countries, including Canada.

We expect that pressures on pricing will continue worldwide, and will likely increase. Because of these pressures, there can be no certainty that, in every instance, we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.

Intellectual Property

        We attach great importance to intellectual property including patents, trademarks, copyrights, know-how and research data in order to protect our investment in research and development, manufacturing and marketing. In general, we seek intellectual property protection under applicable laws for significant product developments in major markets. Among other things, patents may cover the products themselves, including the product's active ingredient or ingredients and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. In addition, patents may cover assays or tests for certain diseases or biomarkers, which can improve patient outcomes when administered certain drugs, as well as assays, research tools and other techniques used to identify new drugs. The protection offered by such patents extends for varying periods depending on the grant and duration of patents in the various countries or region. The protection afforded, which may vary from country to country, depends upon the type of patent and its scope of coverage.

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

Third Party Patents and Challenges to Intellectual Property

        Third parties can challenge our patents, patent term extensions and marketing exclusivities, including pediatric extensions and orphan drug exclusivity, through various proceedings. For example, patents in the US can be challenged in the USPTO through various proceedings, including Inter Partes Review (IPR) proceedings. They may also be challenged through patent infringement litigation under the Hatch-Waxman Act. See generally, "—Sandoz—Intellectual Property" In the EU, EU patents may be challenged through oppositions in the EPO or national patents may be challenged in national courts or national patent offices. In Japan, patents may be challenged in the Japanese patent office and in national courts. The outcomes of such challenges can be difficult to predict.

        In addition to directly challenging our intellectual property rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our intellectual property or marketing the generic product for non-protected indications. Despite data exclusivity protections, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application, and avoid our data exclusivity protection altogether. There is a risk that some countries may seek to impose limitations on the availability of intellectual property right protections for pharmaceutical products, or on the extent to which such protections may be enforced. For example, a review of several intellectual property rights is currently ongoing in the EU (orphan drug exclusivity, pediatric extensions, SPCs and regulatory data protection), which could lead to legislative changes in the scope and/or term of protection under those rights. Also, even though we may own, co-own or in-license patents protecting our products, and conduct pre-launch freedom-to-operate analyses, a third party may nevertheless claim that one of our products infringes a third party patent for which we do not have a license.

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

        Identification of an EU patent refers to national patents in EU countries and/or to the national patents that have been derived from a patent granted by the EPO. We identify unexpired regulatory data protection periods and, in parentheses, years of expiry for the products and compounds in development below if the relevant marketing authorizations have been authorized or granted. The term "RDP" refers to regulatory data protection, regulatory data exclusivity (which in the EU refers to the protections under "8+2+1" regulatory data exclusivity), and to data re-examination protection systems. We identify certain unexpired patent term extensions, SPCs and marketing exclusivities and, in parentheses, years of expiry if they are granted; their subject matter scope may be limited, and is not specified. We designate them as "pending" if they have been applied for but not granted and years of expiry are estimable. Such pending applications may or may not ultimately be granted. In the case of the EU, identification of a patent, patent term extension, marketing exclusivity or data protection means grant, authorization and maintenance in at least one country and possibly pending or found invalid in others. Marketing exclusivities and patent term extensions include orphan drug exclusivity (ODE), pediatric exclusivity (PE), patent term extension (PTE) and SPC.

        For each product below, we indicate whether there is current generic competition, which in the case of products containing biologics refers to biosimilar competition, for one or more product versions in one or more approved indications in each of the major markets for which intellectual property is disclosed. We identify ongoing challenges to the disclosed intellectual property that have not been finally resolved, including IPRs if instituted by the USPTO. Challenges identified as being in administrative entities, such as national patent offices, include judicial appeals from decisions of those entities. Resolution of challenges to the disclosed intellectual property, which in the EU may involve intellectual property of one or more EU countries, may include settlement agreements under which Novartis permits or does not permit future launch of generic versions of our products before expiration of that intellectual property. We identify certain material terms of such settlement agreements where they could have a material adverse effect on our business. In other cases, such settlement agreements may contain confidentiality obligations restricting what may be disclosed.

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

  There is generic competition in the US, EU and Japan. In the US and EU Novartis has resolved patent litigation with certain generic manufacturers. Novartis is taking steps in some EU countries to enforce the polymorphic compound form patent, the tablet formulation patent and the GIST method of use patent. The EU GIST method of use patent and polymorphic compound patent are being challenged in the patent offices and courts of several EU countries. The EU tablet formulation patent is being challenged in the EPO and in the patent office of one EU country.

  •
  Tasigna. US: Patent on compound (2023), pending PE (2024); patents on salt forms (2026, 2027, 2028), pending PE (2027, 2028, 2029); patent on polymorph compound form (2026), pending PE (2027); patents on capsule form (2026, 2027), pending PE (2027, 2028) and patent on method of treatment (2032), pending PE (2033). EU: Patent on compound (2023); patent on polymorph compound form (2026); patent on capsule form (2027); method of treatment (2030); ODE (2017), PE (2019). Japan: Patent on compound (2023), PTE (2024); patent on salt form (2026); patent on polymorph compound form (2026); patent on capsule form (2027).

  There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging the salt form patents, the polymorph patent, the capsule form patent and the method of treatment patent. The EU method of treatment patent, the capsule form patent, and the polymorph compound patent are being opposed in the EPO.

  •
  Sandostatin SC and Sandostatin LAR.

  Sandostatin SC: There is no patent protection in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  Sandostatin LAR: There is no patent protection in the US, EU or Japan. There is currently no generic competition in the US, EU or Japan.

  •
  Afinitor/Votubia and Afinitor Disperz/Votubia dispersible tablets. US: Patent on compound (2014), PTE (2019), PE (2020); patent on dispersible tablet formulation (2022), PE (2023); two patents on antioxidant (2019), PE on one patent on antioxidant (2020); patent on tuberous sclerosis complex (TSC)/subependymal giant cell astrocytoma (SEGA) use (2022), PE (2022); patent on breast cancer use (2022), PE (2022); patent on renal cell carcinoma use (2025), PE (2026); patent on pancreatic neuroendocrine tumor use (2028); RDP for NET of gastrointestinal or lung origin (2019), PE (2019); ODE for TSC/SEGA use (2017), PE (2018); ODE for pancreatic neuroendocrine tumors use (2018), PE (2018); ODE for TSC/renal angiomyolipoma (2019), PE (2019). EU: Patent on compound (2013), SPC (2018), PE (2019); patent on dispersible tablet formulation (2022); patent on antioxidant (2019); patent on breast cancer use (2022); patent on renal cell carcinoma use (2022); patent on TSC/SEGA use (2022); ODE (Votubia) (2021). Japan: Patent on compound (2013), PTEs for certain indications/dosages (2018); patent on dispersible tablet formulation (2022); patent on antioxidant (2019); patent on breast cancer use (2022); patent on pancreatic neuroendocrine tumor use (2026); patent on renal cell carcinoma use (2022); patent on gastrointestinal and lung neuroendocrine tumor use (2026), PTE (2027); patent on TSC/SEGA and TSC/AML use (2027); ODE (tuberous sclerosis) (2022); ODE (dispersible tablet) (2022). There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging the compound patent and the patents on breast cancer use, pancreatic neuroendocrine tumor use, renal cell carcinoma use and RSC/SEGA use. The US compound, renal cell carcinoma use and pancreatic neuroendocrine tumor use patents are being challenged in IPR proceedings in the USPTO. In the US, Novartis has resolved patent litigation with a generic manufacturer. The EU breast cancer use patent, the EU TSC/SEGA use patent and the EU renal cell carcinoma use patent are being opposed in the EPO. The Japanese breast cancer use patent is being challenged in the Japanese Patent Office.

  •
  Exjade and Jadenu.

  Exjade: US: Patent on compound (2017), PTE (2019), ODE for non-transfusion iron overload (2020). EU: Patent on compound (2017), SPC (2021); patent on dispersible tablet formulation (2023). Japan: Patent on compound (2017), PTE (2021); patent on dispersible tablet formulation (2023). There is currently no generic competition in the US, EU or Japan. In the US, Novartis has resolved patent litigation with generic manufacturers relating to Exjade.

  Jadenu (marketed as Exjade FCT in EU and Japan): The compound patents for Exjade also protect Jadenu (US), and Exjade FCT (EU/Japan). US: Formulation patent for film coated tablets (2034), ODE for non-transfusion iron overload (2020). EU: Formulation patent for film coated tablets (2034). There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging the formulation patent.

  •
  Tafinlar and Mekinist.

  Tafinlar: US: Two patents on compound (2030; 2030); patent on method of use (2029); RDP (2018); ODE (2020). EU: Patent on compound (2029); RDP (2023). Japan: Patent on compound (2031). There is currently no generic competition in the US, EU or Japan. The EU compound patent is being opposed in the EPO.

  Mekinist: US: Patent on compound (2025), pending PTE (2027); patent on method of use (2025); three patents on formulation (2032; 2032; 2032); RDP (2018); ODE (2020). EU: Patent on compound (2025), SPC (2029); RDP (2025). Japan: Patent on compound (2025); patent on method of use (2025); patent on formulation (2031). There is currently no generic competition in the US, EU or Japan.

  Use of Mekinist with Tafinlar or Tafinlar with Mekinist: US: Patent on combination (2030) ; patent on method of use of combination (2030); RDP on melanoma indication (2018), RDP on non-small cell lung cancer indication (2020); ODE on melanoma with certain mutations (2021), ODE on non-small cell lung cancer (2024). EU: RDP (2025). Japan: Patent on method of use of combination (2030). There is currently no generic competition in the US, EU or Japan.

  •
  Promacta/Revolade. US: Patent on compound (2021), PTE (2022), PE (2023); patent on compound (2018), PE (2019); two patents on compound (2021), PE (2021); patent on method of treating thrombocytopenia (2021), PE (2021); patent on method of enhancing platelet production (2021), PE (2021); patent on method of enhancing platelet production (2023), PE (2023); patent on salt form (2025); PE (2026); five patents on formulation of different dose strengths (all 2027), PE (2028); ODE (2021), PE (2022, 2022). EU: Two patents on compound (2021; 2021), SPC for one compound patent (2025); patent on salt form (2023); patent on formulation (2027); RDP (2020). Japan: Patent on compound (2021), PTE (2025); patent on salt form (2023); PTE (2023), patent on formulation (2027); RDP (2020). There is currently no generic competition in the US, EU or Japan. In the US, a generic manufacturer has filed an ANDA challenging certain patents other than the compound patents. The EU formulation patent is being opposed in the EPO.

  •
  Votrient. US: Patent on compound (2021), PTE (2023), 2 patents on compound (2021, 2021), ODE (2019). EU: Patent on compound (2021), SPC (2025); RDP (2020). Japan: patent on compound (2021), PTEs (2025, 2026); RDP (2020). There is currently no generic competition in the US, EU or Japan.

  •
  Jakavi. EU: Patent on compound (2026), SPC (2027); patent on salt (2028); RDP (2023). Japan: Patent on compound (2026), PTE (2028), PTE (2030); patent on salt (2028), PTE (2028), PTE (2030); patent on method of use (2026), PTE (2027); RDP (2022). There is currently no generic competition in the EU or Japan. The EU salt patent is being opposed in the EPO.

  •
  Kisqali (formerly LEE011). US: Three patents on compound (2028, 2030, 2031), pending PTE (2031); two patents on methods of use (2029, 2029); patent on salt (2031); RDP (2022). EU: Two patents on compound (2027, 2029), pending SPC (2032); patent on methods of use (2029); RDP (2027). Japan: Two patents on compound (2027, 2029). Kisqali is currently not marketed in Japan. There is currently no generic competition in the US or EU.

  •
  Rydapt (formerly PKC412). US: Three patents on methods of use (2022, 2024, 2030); RDP (2022), ODE (2024). EU: Two patents on methods of use (2022, 2024); patent on formulation (2020); RDP (2027). Japan: Two patents on methods of use (2022, 2024); patent on formulation (2020). Rydapt is currently not marketed in Japan. There is currently no generic competition in the US or EU.

  •
  Kymriah (formerly CTL019). US: Seven patents on cells and/or pharmaceutical compositions comprising the cells (all 2031); four patents on methods of use (all 2031); RDP (2029), PE (2030); ODE (2024), PE (2025). EU: Patent on cells and methods of use (2031). Japan: patent on pharmaceutical compositions (2031). Kymriah is currently not marketed in the EU or Japan. There is currently no generic competition in the US.

Novartis Pharmaceuticals Business Unit

Ophthalmology

  •
  Lucentis. EU: Two patents on compound (2018; 2018), one SPC (2022), RDP (2018). Japan: Patent on compound (2018), PTE for age-related macular degeneration (2019), PTE for pathologic myopia (2021), PTE for retinal vein occlusion (2023). There is currently no generic competition in the EU or Japan.

  •
  Duotrav, Travatan and Travatan Z.

  Duotrav. EU: Six patents on formulations (2029). Japan: Patent on methods of use (2014), PTE (2018); two patents on formulations (2029). Duotrav is not marketed in the US. There is generic competition in some EU countries. There is currently no generic competition in Japan. In the EU, two formulation patents are being opposed in the EPO.

  Travatan. EU: Six patents on formulations (2029). Travatan is not marketed in the US or Japan. There is generic competition in the EU. In the EU, two formulation patents are being opposed in the EPO.

  Travatan Z. US: Three patents on formulations (2027; 2027; 2029). Japan: Three patents on formulation (2027). Travatan Z is not marketed in the EU. There is currently no generic competition in the US or Japan. In the US, Novartis has resolved patent litigation with certain generic manufacturers. In the US one formulation patent (2029) is being challenged in an IPR proceeding in the USPTO.

Immunology and Dermatology

  •
  Cosentyx. US: Patent on compound (2027), pending PTE (2029); patent on method of use (psoriasis) (2032); patent on method of use (ankylosing spondylitis) (2031); RDP (2027). EU: Patent on compound (2025), SPC (2030); patent on method of use (psoriasis) (2031); RDP (2026). Japan: Patent on compound (2025), PTE (2026, 2028, 2029); patent on method of use (2031), PTE (2032, 2033); RDP (2022). There is currently no generic competition in the US, EU, or Japan.

  •
  Neoral. There is no patent protection for Neoral in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  •
  Xolair. US: Patent on compound (2018); patents on syringe formulation (2021, 2024). EU: Patents on syringe formulation (2021, 2024). Japan: Patents on syringe formulation (2021, 2024). There is currently no generic competition in the US, EU or Japan.

  •
  Ilaris. US: Patent on compound (2024); patent on method of use in cryopyrin-associated periodic syndromes (CAPS) (2026), patent on method of use in familial Mediterranean fever (FMF) (2026), patent on method of use in systemic onset juvenile idiopathic arthritis (SJIA) (2027), patent on method of use in hyperimmunoglobulin D syndrome (HIDS) and tumour necrosis factor receptor associated periodic syndrome (TRAPS) (2028); patent on formulation (2029); RDP (2021). EU: Patent on compound (2021), SPC (2024), PE (2025); patent on method of use in SJIA (2026), patent on method of use in FMF (2026), patent on formulation (2029); RDP (2020). Japan: Patent on compound (2021), PTE for CAPS (2024), PTE for FMF, HIDS and TRAPS (2026); patent on method of use in familial cold urticaria, neonatal onset multisystem inflammatory disease and FMF (2026), patent on formulation (2029); ODE for CAPS (2021); ODE for FMF, HIDS and TRAPS (2026).

Neuroscience

  •
  Gilenya. US: Patent on compound (2014), PTE (2019), pending PE (2019); patent on dose (2027). EU: Patent on compound (2013), SPC (2018); RDP (2021); patent on formulation (2024), SPC (2026). Japan: Patent on compound (2013), PTE (2018); RDP (2021); two patents on formulation (2024; 2024). There is currently no generic competition in the US, EU or Japan. In the US, generic manufacturers have filed ANDAs challenging the compound patent. The US dose patent is being challenged in an IPR proceeding in the USPTO.

Respiratory

  •
  Xolair. The information set forth in the IP paragraph for Xolair under the "Immunology and Dermatology" heading also applies to Xolair for respiratory indications.

Cardio-Metabolic

  •
  Entresto. US: Four patents on combination (2023; 2023; 2023; 2023); two patents on complex (2026; 2027); RDP (2020). EU: Patent on combination (2023), SPC (2028); patent on complex (2026), SPC (2030); RDP (2025). Japan: Patent on combination (2023); patent on complex (2026); patent on formulation (2028). There is currently no generic competition in the US, EU or Japan. The EU complex patent is being opposed in the EPO.

Established Medicines

  •
  Galvus and Eucreas. EU: Patent on compound (2019), SPC (2022); patent on combination (2021), SPC (2022); patent on Eucreas formulation (2026). Japan: Patent on compound (2019), PTE on mono therapy and combinations with sulfonyureas (2024), PTE on mono therapy and combinations with other antidiabetics (2022) PTE on Eucreas combination (2024); patent on combination (2021); patent on Galvus formulation (2025), PTE (2025); patent on Eucreas formulation (2026), PTE (2028); Galvus RDP (2018); Eucreas RDP (2019). Galvus/Eucreas is not marketed in the US. There is currently no generic competition in the EU or Japan. The EU Eucreas formulation patent is being opposed in the EPO.

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

  Exforge HCT: US: Patent on Exforge HCT combination (2023); patent on formulation (2023). EU: patent on Exforge combination/Exforge HCT combination (2019), SPC (2021); RDP (2019). Japan: Patent on Exforge HCT combination (2023). There is generic competition in the US. There is currently no generic competition in the EU. Exforge HCT is not currently marketed in Japan. The EU Exforge combination/Exforge HCT combination patent is being challenged in the EPO and in the patent offices of some EU countries.

  •
  Diovan and Co-Diovan/Diovan HCT. Diovan: There is generic competition in the US, EU and Japan. Co-Diovan/Diovan HCT: There is generic competition in the US, EU and Japan.

  •
  Voltaren/Cataflam. There is no patent protection in the US, EU or Japan. There is generic competition in the US, EU and Japan.

  •
  Exelon and Exelon Patch.

  Exelon: There is no patent protection for Exelon capsules in the US or EU. There is generic competition in the US and EU.

  Exelon Patch: US: Patent on formulation (2019). EU: Patent on formulation (2019). Japan: Patent on formulation (2019), PTE (2023); RDP (2019). There is generic competition in the US and in most EU countries. There is currently no generic competition in Japan. In the US Novartis has resolved patent litigation with certain generic manufacturers.

Compounds in Development

        We provide the following information for non-marketed compounds in development that have been filed with the FDA and/or the EMA for registration but have not yet been approved by either agency for any indication.

  •
  AMG 334. US (to be co-commercialized with Amgen): Patent on compound (2031). EU: Patent on compound (2029).

SANDOZ

        Our Sandoz Division is a global leader in generic pharmaceuticals and biosimilars and sells products in more than 150 countries. In 2017, the Sandoz Division achieved consolidated net sales of $10.1 billion, representing 21% of the Group's total net sales. Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients.

        Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain, and respiratory, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third-party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        Sandoz products were estimated to reach more than 500 million patients worldwide in 2017 and Sandoz strategy is to further increase patient access by driving sustainable and profitable growth. Sandoz executes on its divisional strategy by focusing on several key priorities, including investing in key markets and therapeutic areas, increasing the performance of its small-molecule Development and Regulatory organization and maximizing opportunities in biosimilars. Sandoz focuses on products that add more value for patients, payors and healthcare professionals than standard generics.

        Top marketed products in the Sandoz generic medicines portfolio include broad-spectrum antibiotic amoxicillin/clavulanic acid, multiple sclerosis treatment Glatopa (glatiramer acetate injection) 20mg/mL, osteoporosis treatment zoledronic acid, hypokalemia treatment potassium, hyperthyroidism treatment levothyroxine sodium, oncology therapy cyclophosphamide, and pain medication fentanyl, which is delivered using a transdermal patch.

        Sandoz also has a strong and continued strategic focus on biosimilars, which it began developing in 1996 and today sells in more than 80 countries. Sandoz is the market leader in biosimilars and now markets a total of five biosimilars. These biosimilars are: Omnitrope, a human growth hormone; Binocrit, an erythropoiesis-stimulating agent used to treat anemia; filgrastim for neutropenia under the brand names Zarzio outside the US and Zarxio in the US; Rixathon (biosimilar rituximab), approved in Europe in 2017 to treat blood cancers and immunological diseases (also approved in the EU as Riximyo under a duplicate marketing authorization); and Erelzi (biosimilar etanercept), approved in Europe in 2017 to treat multiple inflammatory diseases. Availability of these biosimilars varies by country.

        The FDA approved biosimilar Erelzi (etanercept-szzs) in 2016 to treat multiple inflammatory diseases. A confirmatory clinical safety and efficacy study demonstrated that Erelzi is equivalent to reference medicine Enbrel®. The biosimilar launch in the US is pending litigation with Amgen, which markets Enbrel®.

        Filings were accepted in the EU in 2017 for our biosimilar adalimumab, infliximab and pegfilgrastim, and in the US for our biosimilar rituximab in 2017 and adalimumab in 2018.

        We plan to submit additional data for pegfilgrastim to the FDA in 2019 to address a complete response letter received from the FDA in June 2016.

        According to IMS Health, as of November 2017, Sandoz holds the global number one position in sales of biosimilars and of generic anti-infectives, oncology and ophthalmic medicines. In addition, Sandoz holds leading global positions in key therapeutic areas including generic cardiovascular, central nervous system, gastrointestinal, metabolism, pain and respiratory medicines.

        In 2017, product launches in the US included olopatadine hydrochloride 0.2% ophthalmic solution, an authorized generic version of Pataday (olopatadine hydrochloride ophthalmic solution) and sevoflurane (Ultane®).

        An Abbreviated New Drug Application (ANDA) for Glatopa (glatiramer acetate injection) 40mg/mL was filed with the FDA in February 2014. However, the FDA approval and commercial launch of Glatopa 40mg/mL has been delayed in connection with an FDA Warning Letter received by Pfizer in February 2017 related to the Pfizer manufacturing plant at McPherson, Kansas. Pfizer is the contract manufacturer for the fill and finish stage of Glatopa 40mg/mL production at its McPherson site. The FDA re-inspected the Pfizer McPherson site in the fourth quarter of 2017 and issued Form 483 observations. In response, Pfizer proposed corrective and preventive actions to the FDA. The FDA is reviewing Pfizer's response and we await the conclusion of the FDA's assessment. Under FDA policy, approval of the Abbreviated New Drug Application for Glatopa 40mg/mL is dependent in part on the satisfactory resolution of the FDA's observations for the Pfizer facility where the final product is made. Therefore, the date of commercial availability of Glatopa 40mg/mL is not yet known.

        In 2017, product launches in various European countries included tenofovir disoproxil fumarate (Gilead's Viread®), emtricitabine/tenofovir disoproxil fumarate (Gilead's Truvada®) and etoricoxib (MSD's Arcoxia®).

        Following an internal reorganization announced on January 27, 2016, nineteen mature products were transferred from our Innovative Medicines Division to the Retail Generics franchise of Sandoz.

        Sandoz also holds operational responsibility for the Novartis Access program. Novartis Access offers a portfolio of medicines to treat chronic diseases in low- and lower-middle income countries. The portfolio addresses cardiovascular diseases, type 2 diabetes, respiratory illnesses and breast cancer, and is offered to governments, non-governmental organizations (NGOs) and other public sector health providers for one US dollar per treatment per month. Effective as of April 1, 2016, operational control for the Novartis Malaria Initiative, our largest access-to-medicine program, was transferred from our Innovative Medicines Division to Sandoz. As of the end of 2016, these two programs were integrated in the Novartis Social Business unit, which also comprises the Novartis Healthy Family programs, Sandoz NGO Supply and SMS for Life.

New Products

        Sandoz launched a number of products in various countries in 2017, including:

  •
  Emtricitabine/tenofovir disoproxil fumarate (Gilead's Truvada®)

  •
  Etoricoxib (MSD's Arcoxia®)

  •
  Olopatadine hydrochloride 0.2% ophthalmic solution (Pataday)

  •
  Sevoflurane (AbbVie's Ultane®)

  •
  Tenofovir disoproxil fumarate (Gilead's Viread®)

Key Marketed Products

        Sandoz markets approximately 1000 molecules in countries around the world. The following are some of the Sandoz key marketed products in each of its franchises (availability varies by market):

Retail Generics

Product	Originator Drug	Description
Amoxicillin/clavulanic acid	Augmentin®	Antibiotic
Zoledronic acid	Aclasta	Osteoporosis treatment
Potassium	Klor-Con®	Hypokalemia treatment
Levothyroxine sodium	Synthroid®; Levoxyl®	Hypothyroidism treatment
Cyclophosphamide	Endoxan®	Breast, ovarian and non-small cell cancer treatment
Fentanyl	various	Pain treatment

Anti-Infectives

Active Ingredients	Description
Oral and sterile penicillins	Anti-infectives
Oral and sterile cephalosporins	Anti-infectives
Clavulanic acid and mixtures with clavulanic acid	ß-lactam inhibitors
Classical and semisynthetic erythromycins	Anti-infectives

Intermediates	Description
Various cephalosporin intermediates	Anti-infectives
Erythromycin base	Anti-infectives
Various crude compounds produced by fermentation	Cyclosporine, ascomysine, rapamycine, mycophenolic acid, etc.

Biopharmaceuticals

Product	Originator Drug	Description
Omnitrope	Genotropin®	Recombinant human growth hormone
Binocrit and Epoetin alfa Hexal	Eprex®/Erypo®	Recombinant protein used for anemia
Zarzio, Zarxio and Filgrastim Hexal	Neupogen®	Recombinant protein used in oncology
Glatopa	Copaxone® 20 mg/mL	Multiple sclerosis treatment
Erelzi	Enbrel®	Treatment for multiple inflammatory diseases
Rixathon	MabThera®	Treatment for blood cancers and immunological diseases

Biosimilars in Phase III Development and Registration

        The following table describes Sandoz biosimilar projects that are in Phase III clinical trials (including filing preparation) and registration:

Project/product(1)	Common name	Mechanism of action	Potential indication/ indications	Therapeutic areas	Route of administration	Current phase
GP1111	infliximab	TNF-a inhibitor	Inflammatory bowel disease, rheumatoid arthritis and plaque psoriasis (same as originator)	Immunology	Intravenous	EU: Registration

GP2013	rituximab	Anti-CD20 antibody	Non-Hodgkin's lymphoma, chronic lymphocytic leukemia, rheumatoid arthritis, granulomatosis with polyangiitis, and microscopic polyangiitis (same as originator)	Oncology and Immunology	Intravenous	EU: Approved US: Registration

GP2017	adalimumab	TNF-a inhibitor	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis), plaque psoriasis and others (same as originator)	Immunology	Subcutaneous	EU: Registration US: Registration

LA-EP2006	pegfilgrastim	Pegylated granulocyte colony-stimulating factor	Chemotherapy-induced neutropenia and others (same as originator)	Oncology	Subcutaneous	EU: Registration US: III(2)

(1)
HX575 epoetin alfa project retired in US due to change in prioritization.

(2)
Resubmission planned for 2019 to address FDA complete response letter received June 2016.

Principal Markets

        The two largest generics markets in the world—the US and Europe—are the principal markets for Sandoz. The following table sets forth the aggregate 2017 net sales of Sandoz by region:

Sandoz	2017 Net Sales to third parties
	$ millions	%
Europe	4,633	46
United States	3,278	33
Asia, Africa, Australasia	1,391	14
Canada and Latin America	758	7

Total	10,060	100

Of which in Established Markets*	7,383	73
Of which in Emerging Growth Markets*	2,677	27

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

        We manufacture our products at facilities worldwide. See also "—Item 4.D Property, Plants and Equipment." Active pharmaceutical ingredients are manufactured in our own facilities or purchased from third-party suppliers. We maintain state-of-the-art and cost-competitive processes with quality as a primary goal within our own production network. Those processes include fermentation, chemical syntheses and precipitation processes, as well as sterile processing. Many biologic medicines are manufactured using recombinant DNA derived technology, by which a gene is introduced into a host cell, which then produces a human protein. This manufacturing process requires sophisticated technical expertise. We are constantly working to improve current, and to develop new, manufacturing processes, and to review and adapt our manufacturing network to meet the needs of our Sandoz Division.

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

        Please refer to "—Item 4.B Business Overview—Sandoz" above for more detailed information regarding the manufacture of Glatopa 40mg/mL.

        In October 2015, our Sandoz Division received a Warning Letter from the FDA with respect to our Kalwe and Turbhe, India manufacturing sites. The Warning Letter observations follow an FDA inspection at both sites in August 2014 and were related to deficiencies in current good manufacturing practice (cGMP) for finished pharmaceuticals. The Warning Letter did not contain any new issues in addition to the 483 observations issued following the August 2014 inspection. In July 2017, the FDA confirmed that it closed out the October 2015 Warning Letter with respect to our Kalwe and Turbhe sites.

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

Marketing and Sales

        Sandoz sells a broad portfolio of products, including the products of our Retail Generics franchise and biosimilars, to wholesalers, pharmacies, hospitals and other healthcare outlets. Sandoz adapts its marketing and sales approach to local decision making processes, depending on the structure of the market in each country.

        In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of bioequivalent generic versions of originator pharmaceutical products, such as those sold by our Retail Generics franchise. In the US, statutes have been enacted by virtually all states that permit or require pharmacists to substitute a less expensive generic product for the brand-name version of a drug that has been prescribed to a patient. Generic use is growing in Europe, but penetration rates in many EU countries (as a percentage of volume) remain well below those in the US.

        Recent trends have been toward continued consolidation among distributors and retailers of Sandoz products, both in the US and internationally, which has increased our customers' purchasing leverage. In addition, Sandoz faces increased competition from other manufacturers of generic medicines in the US. These factors have resulted in increased industry-wide pressure on prices for generic products, particularly in the US, which contributed to a decline in US sales in 2017. Moreover, we are exposed to increased concentration of credit risk as a result of the consolidation among our customers.

        Legislative or regulatory changes can have a significant impact on our business in a country. In Germany, for example, the generic market has experienced a major transition and healthcare reforms have increasingly shifted decision making from physicians to insurance funds.

        Our Anti-Infectives franchise supplies active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to the pharmaceutical industry worldwide.

        Our Biopharmaceuticals franchise operates in an emerging business environment, particularly in the US. Regulatory pathways for approving biosimilar products are either relatively new or still in development, and policies have not yet been fully defined or implemented for the automatic substitution and reimbursement of biosimilars in many markets, including the US. As a result, in many of these markets our biosimilar products are marketed as branded competitors to the originator products. However, a June 2017 US Supreme Court ruling has clarified certain aspects of the US biosimilar approval pathway under the Biologics Price Competition and Innovation Act (see "—Regulation—Biosimilars" for additional information).

Competition

        The market for generic products is characterized by increasing demand for high-quality pharmaceuticals that can be marketed at lower costs due to comparatively minimal initial research and development investments. Increasing pressure on healthcare expenditures and numerous patent and data exclusivity period expirations have encouraged more generic product launches, resulting in increased competition among the companies selling generic pharmaceutical products, leading to ongoing price pressure. In particular, Sandoz faces increased industry-wide pressure on prices for generic products, particularly in the US, driven by factors including customer consolidation and growing competition from other manufacturers of generic medicines. These factors contributed to a decline in US sales in 2017.

        In addition, research-based pharmaceutical companies are participating directly in the generic conversion process by licensing their patented products to generic companies (so-called "authorized generics"). Consequently, generic companies that were not otherwise in a position to launch a specific product may enter the generic market using the innovator's product. In the US, the authorized generic is not subject to the Hatch-Waxman Act rules regarding exclusivity (see "—Regulation"), which means that the company that launches an authorized generic typically launches its product at the same time as the generic exclusivity holder. Authorized generics serve as a business opportunity for Sandoz when the product of a research-based pharmaceutical company loses patent protection and Sandoz secures a license from the research-based pharmaceutical company to launch the authorized generic of that product. Authorized generics can also reduce the ability of the generic exclusivity holder to recoup its investment in creating the first generic medicine to compete with the originator product.

Development and Registration

        Development of Sandoz Biopharmaceuticals products is jointly overseen by Sandoz and by Novartis Global Drug Development. Development and registration activities for Retail Generics products, and certain registration activities for Biopharmaceuticals products, continue to be overseen directly by Sandoz.

        Before a generic pharmaceutical may be marketed, intensive technical and clinical development work must be performed to demonstrate, in bioavailability studies, the bioequivalence of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals generally are much lower than those of the originator pharmaceuticals, as no pre-clinical studies or clinical trials on dose finding, safety and efficacy must be performed by the generic company. As a result, generic pharmaceutical products can be offered for sale at prices often much lower than those of products protected by patents and data exclusivity, which must recoup substantial research and development costs through higher prices over the life of the product's patent and data exclusivity period.

        While generic pharmaceuticals are follow-on versions of chemically synthesized molecules, biosimilar products contain a version of the active substance of an already approved biological reference medicine. Due to the inherent variability and complexity of biologic products, including batch-to-batch differences and variations following manufacturing changes, the development and the regulatory pathway of biosimilars differ significantly from that of generics.

        The development of a biosimilar product is much more technically challenging than the development of a typical generic pharmaceutical. While generic pharmaceuticals normally do not require clinical studies in patients, regulators worldwide do require such targeted studies for biosimilar products. Biosimilars are engineered to match the reference medicine in quality, safety and efficacy. This is achieved by systematically defining the target range of the reference medicine and then comparing the biosimilar to the reference medicine at various development stages to confirm biosimilarity and to establish that there are no clinically meaningful differences between the proposed biosimilar and the reference biologic. Because the purpose of a biosimilar clinical development program is to confirm biosimilarity and not to establish efficacy and safety de novo, the clinical studies required are less than those required for a reference biologic. Therefore, the cost of development for a biosimilar is usually less than that of a reference biologic.

        The Development and Registration staff employed by affiliates of the Sandoz Division are based worldwide, including facilities in Holzkirchen, Germany; Rudolstadt, Germany; Unterach, Austria; Melville, New York; Hicksville, New York; and Boucherville, Canada. In 2017, Sandoz expensed $0.8 billion in product development, which amounted to 8% of the division's net sales. Sandoz expensed $0.8 billion in 2016 and $0.8 billion in 2015. For additional information, see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Non-IFRS Measures as Defined by Novartis."

Regulation

Generics

        The Hatch-Waxman Act in the US (and similar legislation in the EU and in other countries) eliminated the requirement that manufacturers of generic pharmaceuticals repeat the extensive clinical trials required for reference products, so long as the generic version could be shown in bioequivalence studies to be of identical quality and purity, and to be therapeutically equivalent to the reference product.

        In the US, the decision whether a generic pharmaceutical is bioequivalent to the original patented product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product's manufacturer. The process typically takes nearly two years from the filing of the ANDA until FDA approval. However, delays can occur if issues arise regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch-Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the holder of the marketing authorization for the reference product, or to certify that such patents are invalid or the product is non-infringing. This certification often results in a patent infringement lawsuit being brought by the patent holder against the generic company. In the event of such a lawsuit, the Hatch-Waxman Act imposes an automatic 30 month delay in the approval of the generic product in order to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non-infringement or patent invalidity, the Hatch-Waxman Act provides those applicants with 180 days of marketing exclusivity to recoup the expense of challenging the patents on the reference product. However, generic applicants must launch their products within certain time frames or risk losing the marketing exclusivity that they had gained by being a first to file applicant.

        In the EU, decisions on the granting of a marketing authorization are made either by the European Commission based on a positive recommendation by the EMA under the Centralized Procedure, or by a single Member State under the national or decentralized procedure. See "—Innovative Medicines—Regulation—European Union." Companies may submit Abridged Applications for approval of a generic medicinal product based upon its "essential similarity" to a medicinal product authorized and marketed in the EU following the expiration of the product's data exclusivity period. In such cases, the generic company is able to submit its Abridged Application based on the data submitted by the innovator company for the reference product, without the need to conduct extensive Phase III clinical trials of its own. For all products that received a marketing authorization in the EU after late 2005, the Abridged Application can be submitted throughout the EU. However, the data submitted by the innovator company in support of its application for a marketing authorization for the reference product will be protected for ten years after the first grant of marketing authorization in all Member States, and can be extended for an additional year if a further innovative indication has been authorized for that product, based on pre-clinical and clinical trials filed by the innovator company that show a significant clinical benefit in comparison to the existing therapies.

Biosimilars

        The regulatory pathways for approval of biosimilar medicines are still being developed and established in many countries of the world. A regulatory framework for the approval of biosimilars has been established in the EU, Japan, Canada and the US, while the WHO has issued guidance. Sandoz has successfully registered and launched the first biosimilar (or biosimilar type) medicine in Europe, the US, Canada, Japan, Taiwan, Australia and many countries in Latin America and Asia. Sandoz was the first company to secure approval for and launch a biosimilar under the US biosimilar pathway that was established as part of the Biologics Price Competition and Innovation Act (BPCIA).

        The approval of biosimilars in Europe follows a process similar to that followed for small molecules. However, biosimilars usually have to be approved through the centralized procedure because they are manufactured using recombinant DNA technology. As part of the approval process in the EU, biosimilars have to demonstrate comparability to the reference medicine in terms of safety, efficacy and quality through an extensive comparability exercise, based on strict guidelines set by the authorities. Regulators will only approve a biosimilar based on data which allows the regulators to conclude that there are no clinically meaningful differences between the reference medicine and the biosimilar.

        In the US, under the BPCIA, a biosimilar must be highly similar with no clinically meaningful differences compared to the reference medicine. Approval of a biosimilar in the US requires the submission of a BLA to the FDA, including an assessment of immunogenicity, and pharmacokinetics or pharmacodynamics. The BLA for a biosimilar can be submitted as soon as four years after the initial approval of the reference biologic, but can only be approved 12 years after the initial approval of the reference biologic. This pathway is still relatively new and some aspects remain untried, controversial and subject to ongoing litigation. A ruling by the US Supreme Court in June 2017 clarified several key issues regarding the patent dispute resolution mechanisms in the BPCIA, including that the biosimilar medicine applicant can provide notice of its intention to commercially market its biosimilar (called the Notice of Commercial Marketing or NCM) to the originator company for the reference medicine at any time, including before FDA approval of the biosimilar medicine. The Court also clarified that a biosimilar applicant cannot be compelled by federal injunction to either provide the NCM or to participate in the patent dispute resolution procedures under the BPCIA (also known as the "patent dance"). The Court remanded this matter to the US Federal Circuit, which in December 2017 determined that such an injunction also is not available under state laws, as the federal BPCIA preempts state laws on this issue.

Intellectual Property

        We take all reasonable steps to ensure that our products do not infringe valid intellectual property rights held by others. Nevertheless, competing companies commonly assert patent and other intellectual property rights. As a result, we can become involved in significant litigation regarding our products. If we are unsuccessful in defending these suits, we could be subject to injunctions preventing us from selling our products and to potentially substantial damages.

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

ALCON

        Our Alcon Division researches, develops, manufactures, distributes and sells eye care products. Alcon is a global leader in eye care with product offerings in eye care devices and vision care. Its products are sold in more than 140 countries. In 2017, the Alcon Division had consolidated net sales of $6.0 billion representing 12% of total Group net sales.

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

        In early 2017, we announced a strategic review of the Alcon Division in order to explore all options to maximize value for our shareholders. We have made significant progress in our ongoing strategic review and have examined all options, ranging from retaining the business to a capital markets solution (e.g., an IPO or a spin-off). As part of this, we have updated Alcon's strategic plan which confirms that it has the potential to grow sales at or above market while delivering profitability at least in line with the industry. We have also made significant progress on developing a potential capital markets solution, including financial carve-outs, tax and legal entity structuring, and identifying listing and incorporation locations. Key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before the first half of 2019.

        In addition, we transferred our over-the-counter ophthalmic products and certain surgical diagnostic products (2017 sales of approximately $0.8 billion) from the Innovative Medicines Division to the Alcon Division effective January 1, 2018. Our prescription Ophthalmic medicines business remains with the Innovative Medicines Division. In compliance with IFRS, beginning with our first quarter 2018 results, Novartis will update its segment financial information to reflect this transfer, both for the current and prior years, to aid comparability of year-on-year results.

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

        In February 2016, Alcon entered into an exclusive agreement in the field of ophthalmology with TrueVision to distribute NGENUITY, a 3D visualization system which combines a high-dynamic 3D camera, advanced high-speed image optimization, polarizing surgeon glasses, and an ultra-high definition 4K OLED 3D display to create a platform for digitally assisted vitreoretinal surgery to help improve visualization of the delicate tissues in the back of the eye.

Alcon Division Products

Surgical

        Our Alcon Division's Surgical franchise is the leader in global ophthalmic surgical product sales, offering ophthalmic surgical equipment, instruments, disposable products and intraocular lenses for use in surgical procedures to address cataracts, vitreoretinal conditions, glaucoma and refractive errors.

        The Alcon Surgical portfolio includes intraocular lenses (IOLs) and equipment for use in cataract procedures, devices for use in vitreoretinal surgeries, surgical equipment and diagnostic devices used in refractive surgical procedures, and devices for use in treating patients with glaucoma. Our IOLs include the AcrySof family of IOLs, with options ranging from monofocal IOLs for basic cataract surgery to specialized IOLs for the correction of presbyopia and astigmatism at the time of cataract surgery; the recently launched Clareon monofocal IOL, made of a new material with an advanced design that enables sharp, crisp vision, low edge glare, and outstanding optic clarity; and the UltraSert and AutonoMe innovative IOL delivery systems. The Cataract Refractive Suite by Alcon features the Centurion vision system for phacoemulsification and cataract removal; the Infiniti vision system for phacoemulsification and cataract removal; the LenSx femtosecond laser used for specific steps in the cataract surgical procedure; the LuxOR ophthalmic microscope; the ORA SYSTEM for cataract surgery planning and intra-operative guidance during surgery; and the Verion imaged guided system for use during cataract surgery. The Alcon vitreoretinal portfolio includes the NGENUITY 3D visualization system, designed to enhance visualization of the back of the eye, and the Constellation vision system. Our WaveLight devices are used for LASIK and other vision-correcting refractive procedures, including topography-guided procedures marketed under the Contoura brand. The Alcon glaucoma device portfolio includes the CyPass micro-stent, a micro invasive glaucoma surgery device, and the EX-PRESS glaucoma filtration device. In addition, Alcon provides advanced viscoelastics, irrigating solutions, diagnostic ophthalmic products, surgical packs and other disposable products for cataract and vitreoretinal surgery.

Vision Care

        Our Alcon Division's Vision Care franchise develops and markets contact lenses and lens care products and over-the-counter ophthalmic products. Alcon's broad portfolio of silicone hydrogel, daily disposable and color contact lenses includes our Air Optix, Dailies and Freshlook brands. Our Dailies product line includes the Dailies Total1 lens, a first-of-its-kind water gradient contact lens, which is also offered in a multifocal option for patients with presbyopia. Our Air Optix monthly replacement product line features silicone hydrogel contact lenses in monofocal, astigmatism-correcting, and multifocal options, as well as Air Optix Colors and Air Optix plus HydraGlyde contact lenses. Our contact lens care solutions business includes the Opti-Free line of multi-purpose disinfecting solutions, as well as the Clear Care and AOSEPT Plus line of hydrogen peroxide lens care solutions. Over-the-counter ophthalmic products that have moved from our Innovative Medicines Division to the Alcon Vision Care franchise include artificial tear and related dry eye products marketed under the Systane, Tears Naturale, and Genteal brands; Naphcon A and Zaditor eye drops for the temporary relief of ocular itching due to allergies; and vitamins for ocular health marketed under the ICAPS and Vitalux brands.

New Products

        We received a number of approvals and launched a number of products in 2017, including:

  •
  CyPass micro-stent, a micro invasive glaucoma surgery device, received a CE Mark and was launched in the EU for the treatment of patients with mild to moderate primary open-angle glaucoma in conjunction with cataract surgery. In addition, the CyPass micro-stent has a CE Mark for use as a standalone procedure in patients with primary open-angle glaucoma who have failed previous medical treatments.

  •
  AcrySof IQ ReSTOR +2.5D Toric IOL, was approved by the FDA and launched in the US to address presbyopia and astigmatism at the time of cataract surgery. This IOL features the ACTIVEFOCUS optical design, to delivers crisp, clear distance vision as well as a range of vision for patients who desire less dependence on glasses.

  •
  The Clareon monofocal IOL received a CE Mark and was launched in the EU. This IOL utilizes a new material and features an advanced design that enables sharp, crisp vision, low edge glare, and outstanding optic clarity. The Clareon monofocal IOL was launched with the new automated, disposable AutonoMe pre-loaded IOL delivery system.

  •
  Systane Complete lubricant eye drops received a CE Mark. This addition to the Systane product line offers fast hydration and long-lasting relief, with nano-droplet technology for enhanced coverage. We expect to launch Systane Complete in the EU in 2018.

Key Marketed Products

        The following tables set forth certain key marketed products in our Alcon Division. While we intend to sell our marketed products throughout the world, not all products and indications are currently available in every country.

Surgical

Cataract	AcrySof family of IOLs, including:
AcrySof IQ monofocal IOLs
AcrySof IQ Toric astigmatism-correcting IOLs
AcrySof IQ ReSTOR presbyopia-correcting IOLs
AcrySof IQ ReSTOR Toric presbyopia- and astigmatism-correcting IOLs
AcrySof IQ PanOptix presbyopia-correcting IOLs
AcrySof IQ PanOptix Toric presbyopia- and astigmatism-correcting IOLs
Cataract Refractive Suite by Alcon, including:
Centurion vision system for phacoemulsification and cataract removal
Infiniti vision system for phacoemulsification and cataract removal
LenSx femtosecond laser used for specific steps in the cataract surgical procedure
LuxOR ophthalmic microscope
ORA SYSTEM for cataract surgery planning and intra-operative guidance during surgery
Verion imaged-guided system for use during cataract surgery
Clareon monofocal IOL with the automated, disposable AutonoMe pre-loaded IOL delivery system
UltraSert pre-loaded IOL delivery system
Vitreoretinal	Constellation vision system for vitreoretinal operations
Grieshaber surgical instruments
NGENUITY 3D visualization system
Purepoint laser system and probes
Ultravit vitrectomy probes
Refractive	WaveLight EX500 excimer laser for LASIK and other refractive correction procedures
WaveLight FS200 femtosecond laser for refractive surgery
Glaucoma	CyPass micro-stent for the treatment of mild to moderate primary open angle glaucoma
EX-PRESS glaucoma filtration device

        In addition, Alcon provides advanced viscoelastics, irrigating solutions, surgical packs, diagnostic ophthalmics, and other disposable products for cataract and vitreoretinal surgery.

Vision Care

Contact Lenses	Air Optix family of silicone hydrogel contact lenses (including Air Optix Colors and Air Optix plus HydraGlyde lenses)
Dailies family of daily disposable contact lenses (including Dailies Total1 lenses)
FreshLook family of color contact lenses
Contact Lens Care	Clear Care family of hydrogen peroxide lens care solution (AOSEPT Plus outside of North America)
Opti-Free family of multi-purpose disinfecting solution
Dry Eye	Genteal family of artificial tears
Systane family of artificial tears and related dry eye products
Tears Naturale lubricant eye drops
Allergy	Naphcon A for the temporary relief of ocular redness and itching due to allergies
Zaditor for the temporary relief of ocular itching due allergies
Vitamins	ICAPS family of eye vitamin products
Vitalux family of eye vitamin products

Selected Development Projects

        The following tables provide an overview of certain key projects currently in development within our Alcon Division for the US and/or the EU. Alcon also has projects in development for markets outside the US and the EU, as well as less significant projects in development for markets throughout the world, including the US and EU. The planned submission dates in the tables below refer to the primary regulatory filings for each of the development projects listed. Full commercialization may be affected by other factors, including the potential need for additional regulatory filings, reimbursement status, and time to build product inventory. The term "Advanced" under the Current Phase in the tables below refers to a project for which a positive proof of concept has been established, and clinical and non-clinical studies are being conducted to establish the device's safety, efficacy or performance, which are needed to address regulatory requirements for obtaining marketing authorization.

Surgical

Project/Product	Description	Product Category	Planned Submission	Current Phase
A02238	Mid-tier phacoemulsification device	Cataract Equipment	US 2018 EU 2018	Advanced Advanced
AcrySof IQ PanOptix IOL	Presbyopia-correcting trifocal IOL	Cataract Implant	US 2019	Advanced
AcrySof IQ PanOptix Toric IOL	Presbyopia-correcting trifocal IOL for astigmatism	Cataract Implant	US 2019	Advanced

Project/Product	Description	Product Category	Planned Submission	Current Phase
Clareon IOL with the AutonoMe pre-loaded delivery device	Next-generation IOL in automated pre-loaded delivery system	Cataract Implant	US 2019	Advanced
A02062	Extended depth of focus IOL	Cataract Implant	US 2019 EU 2019	Advanced Advanced
A02972	Digital visualization system connected with Constellation vision system	Vitreoretinal Equipment	US 2018 EU 2018	Advanced Advanced

Vision Care

Project/Product	Description	Product Category	Planned Submission	Current Phase
Systane Complete	Lubricant eye drop with nano-droplet technology	Dry Eye	US 2018	Advanced
A00717	Daily disposable line extension	Contact Lens	EU 2018 US 2018	Advanced Advanced
A01660	New daily disposable lens	Contact Lens	EU 2018 US 2018	Advanced Advanced
A02491	New monthly disposable lens	Contact Lens	EU 2020 US 2020	Advanced Advanced
A02931	New weekly disposable lens	Contact Lens	EU 2020 US 2020	Advanced Advanced

Principal Markets

        The principal markets for our Alcon Division include the US, Canada and Latin America, Japan and Europe. The following table sets forth the aggregate 2017 net sales of the Alcon Division by region:

Alcon	2017 Net Sales to third parties
	$ millions	%
Europe	1,570	26
United States	2,541	42
Asia, Africa, Australasia	1,452	24
Canada and Latin America	461	8

Total	6,024	100

Of which in Established Markets*	4,694	78
Of which in Emerging Growth Markets*	1,330	22

*
Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

        Sales of the vast majority of our Alcon Division products are not subject to material changes in seasonal demand. However, sales of certain of our Vision Care products, including those for allergies and dry eye, are subject to seasonal variation.

Research and Development

        In 2017, our Alcon Division expensed $0.6 billion in research and development, which amounted to 9% of the Division's net sales. Alcon expensed $0.5 billion in research and development in each of 2016 and 2015. For additional information, see "Item 5. Operating and Financial Review and Prospects—5.A Operating Results—Non-IFRS Measures as Defined by Novartis."

        Research and development activities for Alcon's Surgical franchise are focused on expanding intraocular lens capabilities to further improve surgical and refractive outcomes and on developing equipment and instrumentation for cataract, vitreoretinal, glaucoma and corneal surgeries. The focus for the Vision Care franchise is on the research and development of new contact lens materials, coatings and designs to improve patient comfort, on lens care solutions that provide the safety, disinfecting and cleaning power needed to help maintain ocular health, and on products to address dry eye symptoms.

        Alcon continues to seek opportunities to collaborate with third parties on advanced technologies for various ocular medical uses. These include the potential to provide accommodative contact and intraocular lenses for patients living with presbyopia.

Production

        The products of our Alcon Surgical franchise are manufactured at facilities located in the US, Belgium, Switzerland, Ireland, Germany and Israel. The products of our Alcon Vision Care franchise are manufactured at facilities located in the US, Germany, Singapore, Malaysia, Indonesia, Belgium, and Spain. Manufacturing for most Alcon products is overseen directly by the Alcon Division. Alcon coordinates with Novartis Technical Operations where appropriate. The goal of our supply chain strategy is to efficiently produce and distribute high quality products.

        The manufacture of our products is heavily regulated by governmental health authorities around the world, including the FDA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require a supply of highly specialized raw materials. For some products and raw materials, we may also rely on a single source of supply. The combination of these factors means that supply is never guaranteed.

        Like some of our competitors, our Alcon Division faces manufacturing issues from time to time. If we or our third-party suppliers fail to comply fully with regulations then there could be a product recall or other shutdown or disruption of our production activities. We have implemented a global manufacturing strategy to maximize business continuity in case of such events or other unforeseen catastrophic events. However, there can be no guarantee that we will be able to successfully manage such issues if and when they arise.

Marketing and Sales

        Our Alcon Division conducts sales and marketing activities around the world organized under five operating regions (Europe (including Russia)/Middle East/Africa, North America, Latin America/Caribbean, Asia, and Japan). The Alcon Division's global commercial capability is organized around sales and marketing organizations dedicated to the Surgical and Vision Care franchises.

        Most of our global Alcon marketing efforts are supported by advertising in trade publications and by marketing and sales representatives attending regional and national medical conferences. Marketing efforts are reinforced by targeted and timely promotional materials and direct mail to eye care practitioners in the office, hospital or surgery center setting. Technical service after the sale is provided and an integrated customer relationship management system is in place in many markets. We also rely on direct-to-consumer marketing campaigns to promote selected products.

        While our Alcon Division markets all of its products by calling on medical professionals, direct customers and distribution methods differ across business lines. Alcon Surgical products are sold directly to hospitals and ambulatory surgical centers, although Alcon sells through distributors in certain markets outside the US. In most countries, contact lenses are available only by prescription. Our contact lenses can be purchased from eye care professionals, optical chains and large retailers, subject to country regulation. Over-the-counter lens care, dry eye, allergy and ocular vitamin products can be found in major drugstores, food, mass merchandising and optical retail chains globally, subject to country regulations.

Competition

        The eye care industry is highly competitive and subject to rapid technological change and evolving industry requirements and standards. Our Alcon Division competes with a number of different companies across its two franchises—Surgical and Vision Care. Companies within this industry compete on technological leadership and innovation, quality and efficacy of their products, relationships with eye care professionals and healthcare providers, breadth and depth of product offering and pricing. The presence of these factors varies across our Alcon Division's product offerings, which comprise a broad line of proprietary eye care products. Our principal competitors also sometimes form strategic alliances and enter into co-marketing agreements in an effort to better compete.

Regulation

        Most of our Surgical products and many of our Vision Care products are regulated as medical devices in the US and the EU. These jurisdictions each have risk-based classification systems that determine the type of information that must be provided to the local regulatory bodies in order to obtain the right to market a product. In the US, safety and effectiveness information for Class II and III devices must be reviewed by the FDA. There are two review procedures: a Pre-Market Approval (PMA) for Class III devices, and a Pre-Market Notification (510(k)) submission for Class II devices. Under a PMA, the manufacturer must submit to the FDA supporting evidence sufficient to prove the safety and effectiveness of the device. Under a 510(k) submission, the manufacturer notifies the FDA that it intends to commence marketing the product, with data that establishes the product as substantially equivalent to another Class II product already on the market.

        In the EU, CE marking is required for all medical devices sold. By affixing the CE Mark, the manufacturer certifies that a product is in compliance with provisions of the EU's Medical Device Directive. Most such products are subject to a self-certification process by the manufacturer, which requires the manufacturer to confirm that the product performs to appropriate standards. This allows the manufacturer to issue a Declaration of Conformity and to notify competent authorities in the EU that the manufacturer intends to market the product. In order to comply with European regulations, our Alcon Division maintains a full Quality Assurance system and is subject to routine auditing by a certified third party (a "notified body") to ensure that this quality system is in compliance with the requirements of the EU's Medical Device Directive as well as the requirements of ISO 13485.

        Many of our Vision Care dry eye and allergy products are regulated as over-the-counter pharmaceuticals in the US, and several Surgical diagnostic ophthalmic products are regulated as prescription pharmaceuticals in the US and the EU. In the US, over-the-counter pharmaceuticals that comply with the FDA over-the-counter monograph regulations may be marketed without prior FDA approval. Alcon's prescription pharmaceutical products are subject to the same regulatory approval procedures as the prescription pharmaceutical products of our Innovative Medicines Division. See "—Innovative Medicines—Regulation."

Price Controls

        The prices of our Surgical devices are subject to reimbursement programs and price control mechanisms that vary from country to country. Due to increasing political pressure and governmental budget constraints, we expect these programs and mechanisms to remain robust—and to potentially even be strengthened. As a result, such programs and mechanisms could have a negative influence on the prices we are able to charge for our Surgical products, particularly those used in cataract, glaucoma, and vitreoretinal surgeries.

        For example, in India, the National Pharmaceutical Pricing Authority (NPPA) recently began imposing 75% to 85% price reductions on coronary stents (implantable medical devices intended to ensure an adequate flow of blood to the heart). The NPPA has begun to evaluate prices on other categories of medical devices, including IOLs used in cataract surgeries. If the Indian NPPA chooses to impose similar price reductions on IOLs from Alcon, this could have a negative impact on our Surgical franchise sales in India. It is also possible that regulatory agencies in other countries will consider applying similar price controls on IOLs and other Surgical products sold by Alcon.

Intellectual Property

        We attach great importance to intellectual property including patents, regulatory exclusivities, trademarks, copyrights, know-how and research data in order to protect our investment in research and development, manufacturing and marketing. In general, we seek intellectual property protection under applicable laws for significant product developments in major markets. Among other things, patents may cover the products themselves, the processes for manufacturing a product, and particular uses of a product.

        The protection offered by our intellectual property extends for varying periods depending on its legal life in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of intellectual property and its scope of coverage. We monitor infringements of our intellectual property and typically challenge such infringements. We also defend challenges through litigation and administrative proceedings to the validity of our intellectual property. However, because the outcomes of intellectual property challenges can be difficult to predict, there can be no assurance that we will be able to successfully protect our intellectual property rights in all cases. If we are unsuccessful in defending such challenges, we may face loss of exclusivity and increased competition in the affected territories. See generally "—Innovative Medicines—Intellectual Property."

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

        Worldwide, all of our major products are sold under trademarks that we consider in the aggregate to be important to our business as a whole. We consider trademark protection to be particularly important to the protection of our investment in the sales and marketing of our Surgical and Vision Care franchises. The scope and duration of trademark protection varies widely throughout the world. In some countries, trademark protection continues only as long as the mark is used. Other countries require registration of trademarks and the payment of registration fees. Trademark registrations are generally for fixed, but renewable, terms.

        We rely on copyright protection in various jurisdictions to protect the exclusivity of the code for the software used in our surgical equipment. The scope of copyright protection for computer software varies throughout the world, although it is generally for a fixed term which begins on the date of copyright registration.

4.C    Organizational Structure

        See "Item 4. Information on the Company—Item 4.A History and Development of Novartis," and "Item 4. Information on the Company—Item 4.B Business Overview—Overview."

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

        Novartis Technical Operations manages the production and supply chains of our Innovative Medicines and Sandoz Division products through a network of 68 manufacturing sites, as well as through external suppliers, and warehouse and distribution centers. Our 15 Alcon Surgical and Vision Care manufacturing sites continue to be managed by the Alcon Division.

        The following table sets forth our major headquarters and most significant production, research and development and administrative facilities. See also "—Item 4.B Business Overview—Innovative Medicines—Production," "—Item 4.B Business Overview—Sandoz—Production" and "—Item 4.B Business Overview—Alcon—Production" for a discussion of our manufacturing processes.

Major facilities

Location	Size of Site (in square meters)	Major Activity

Basel, Switzerland—St. Johann	724,000*	Global Group headquarters, global Innovative Medicines Division headquarters, research and development, production of drug substances and drug intermediates

Kundl and Schaftenau, Austria	480,000	Production of biotechnological products, anti-infectives, active drug substances, product development

East Hanover, New Jersey	391,000	Innovative Medicines Division US headquarters, research and development

Barleben, Germany	340,000	Production of broad range of finished dosage forms

Fort Worth, Texas	325,000	Alcon Division headquarters, production, research and development for Alcon Vision Care, Surgical franchises

Location	Size of Site (in square meters)	Major Activity

Changshu (Suzhou), China	230,000	Technical research, development and manufacturing of drug substances and drug intermediates

Cambridge, Massachusetts	205,000	Research and development

Shanghai, China	106,500	Research and development

Ringaskiddy, Ireland	85,000	Production of drug substances and drug intermediates

Johns Creek, Georgia	83,200	Production, research and development for Alcon Vision Care franchise

Ljubljana, Slovenia	83,000	Production of broad range of finished solid and sterile dosage forms

Grosswallstadt, Germany	82,400	Production, research and development for Alcon Vision Care franchise

Hyderabad, India	80,500	General administrative and development global service center

Stein, Switzerland	64,700	Production of sterile vials, pre-filled syringes and ampoules, and of inhalation capsules, tablets and transdermals, and of active pharmaceutical ingredients

Holzkirchen, Germany	64,200*	Sandoz Division headquarters, production of oral films, transdermal delivery systems, matrix patches, product development

Grimsby, UK	64,000	Production of drug substances and drug intermediates

Puurs, Belgium	55,000	Production for ophthalmic medicines and Alcon Surgical franchise

Stryków, Poland	45,000	Production of broad range of bulk oral solid forms

Cork, Ireland	44,800	Production for Alcon Surgical franchise

Location	Size of Site (in square meters)	Major Activity

Rudolstadt, Germany	44,000	Development and production of respiratory technologies and ophthalmics

Rueil-Malmaison, France	43,700*	Administrative offices for Innovative Medicines and Alcon

Johor, Malaysia	43,300	Production for Alcon Vision Care franchise

Irvine, California	39,700	Production, research and development for Alcon Surgical franchise

Houston, Texas	37,400	Production for Alcon Surgical franchise

Huningue, France	35,000	Production of drug substances for clinical and commercial supply

Singapore	35,000	Production for Alcon Vision Care franchise

Barbera, Spain	33,000	Production of tablets, capsules and inhalation products

Basel, Switzerland—Schweizerhalle	31,700	Production of drug substances and drug intermediates

Wehr, Germany	31,700	Production of tablets, creams and ointments

Huntington, West Virginia	27,500	Production for Alcon Surgical franchise

Tokyo, Japan	26,000	Administrative offices for Innovative Medicines, Sandoz and Alcon

Sinking Spring, Pennsylvania	21,800	Production for Alcon Surgical franchise

Batam, Indonesia	21,500	Production for Alcon Vision Care franchise

Morris Plains, New Jersey	15,600	Production for Innovative Medicines Division cell & gene therapies

Princeton, New Jersey	14,300	Sandoz Division US headquarters

*
Change in reported size of site from 2016 Annual Report on Form 20-F primarily due to updates to internal real estate databases.

        To support the objectives of Novartis Technical Operations, we are progressing with our network transformation project, under which we are reviewing our manufacturing network to ensure it can appropriately meet the future needs of the Group. As part of our initial plans under this project, we previously announced the exit of our Sandoz Division plant in Hicksville, New York. This planned exit is currently on hold pending an assessment of our strategy for the site as part of the wider network review. We now expect the previously announced exit of our Sandoz Division site in Turbhe, India to be completed in 2018. In May 2017, we announced the planned closure of one manufacturing building at each of our Basel, Switzerland and Schweizerhalle, Switzerland sites by 2019. In October 2017, we announced our plan to close commercial production operations at our Broomfield, Colorado site over a two year period with production anticipated to conclude by the fourth quarter of 2019. In November 2017, we announced our plan to exit our packaging operations in Wehr, Germany by 2022.

        Our St. Johann site in Basel, Switzerland, is our largest research and development site as well as the headquarters for the Group and for the Innovative Medicines Division. A project was started in 2001, known as "Campus," with the aim of transforming the site into a center of knowledge, innovation and encounter with a primary emphasis on international corporate functions and research activities. At that time, changes needed to be made to the site, since it had originally been designed primarily for pharmaceuticals production, but research and development had come to account for a greater proportion of our activities there. The project included 17 new buildings, eight of them laboratory buildings. As of the end of 2017, the Campus project is substantially complete. Through December 31, 2017, the total amount paid on the Campus project is equivalent to $2.3 billion. These expenditures were funded from internally generated resources.

        In 2012, Novartis announced the construction of a new state-of-the-art production facility to produce solid dosage form medicines for the Innovative Medicines Division in Stein, Switzerland. We expect our investment in this facility to exceed $660 million. The new facility is planned to replace an older facility. In addition, Novartis plans to invest in new technologies and packaging facilities for pharmaceuticals at Stein. Stein is planned to be a technological competence center for both sterile and solid dosage form drugs. Through December 31, 2017, the total amount paid and committed to be paid on this project is equivalent to $617 million.

        In 2012, we announced the planned construction of a new state-of-the-art biotechnology production site in Singapore with a planned investment of over $750 million. The new facility will focus on drug substance manufacturing based on cell culture technology. Ground was broken in February 2013 and construction was completed in the third quarter of 2015 for phase one of the project. We expect phase one of this project to be operational in 2018 and phase two in 2019. It will be co-located with the pharmaceutical production site based in Tuas, Singapore. In the future, Singapore is expected to be a technological competence center for both biotechnology and pharmaceutical manufacturing at Novartis. Through December 31, 2017, the total amount paid and committed to be paid on this project is equivalent to $723 million.

        A second expansion of the Johns Creek, Georgia facility was approved in the third quarter of 2014 to add nine production lines for Dailies and Dailies Total1 contact lenses. This project is now complete. Through December 31, 2017, the total amount paid on this project is $254 million.

        The Alcon Division began an expansion of its Singapore facility in 2014 for contact lens manufacturing. The expansion has added 16,000 square meters of space for additional production lines. In 2017, Alcon began installation of a new contact lens manufacturing platform for certain products currently in development. Through December 31, 2017, the total amount paid and committed to be paid on this project is equivalent to $161 million.

Environmental Matters

        We integrate core values of environmental protection into our business strategy to protect the environment, to add value to the business, manage risk and enhance our reputation.

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

        See "Item 3. Key Information—Item 3.D Risk Factors—Environmental liabilities may adversely impact our results of operations." See also "Note 19. Provisions and other non-current liabilities" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

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

        Following the completion of a series of transactions in 2014 and 2015, the Group's continuing operations comprise three global operating divisions, Innovative Medicines, Sandoz and Alcon. We also separately report the results of Corporate activities. The disclosure in this Form 20-F focuses on these continuing operations unless otherwise specified. From March 2, 2015, the date of the completion of a series of transactions with GSK, continuing operations also includes the results from the oncology assets acquired from GSK and the 36.5% interest in GSK Consumer Healthcare Holdings Ltd. for the period from March 2015 (the latter reported as an investment in associated companies). We sold on March 2, 2015, our Vaccines Division, excluding our influenza vaccines business, to GSK. Our influenza vaccines business was sold on July 31, 2015 to CSL and our Animal Health Division was sold on January 1, 2015 to Lilly.

  Continuing Operations:

  •
  Innovative Medicines: Innovative patent-protected prescription medicines

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

        In January 2018, we announced that Elizabeth (Liz) Barrett has been appointed CEO Novartis Oncology and a member of the ECN, effective February 1, 2018. Mrs. Barrett succeeds Bruno Strigini who decided to retire from Novartis for personal reasons.

        In September 2017, we announced that Joseph Jimenez, CEO of Novartis, informed the Board of Directors of his desire to step down as CEO in 2018, after eight years in the position. The Board of Directors has appointed Vasant (Vas) Narasimhan, M.D., Global Head of Drug Development and Chief Medical Officer, as CEO of Novartis, effective February 1, 2018. Dr. Narasimhan is a member of the ECN and joined Novartis in 2005.

        In August 2017, we announced that, effective January 1, 2018, Bertrand Bodson has been appointed to the new role of Chief Digital Officer, reporting to the CEO of Novartis. Mr. Bodson is responsible for creating and executing a company-wide digital strategy. As part of this strategy, we plan to improve the ways we use data in drug discovery and development, engage with patients, doctors and other stakeholders, as well as to automate business processes.

        In early 2017, we announced a strategic review of our Alcon Division in order to explore all options to maximize value for our shareholders. We have made significant progress in our ongoing strategic review and have examined all options, ranging from retaining the business to a capital markets solution (e.g., an IPO or a spin-off). As part of this, we have updated Alcon's strategic plan which confirms that it has the potential to grow sales at or above market while delivering profitability at least in line with the industry. We have also made significant progress on developing a potential capital markets solution, including financial carve-outs, tax and legal entity structuring, and identifying listing and incorporation locations. Key criteria for a final decision and timing remain continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before first half of 2019.

        In addition, we transferred our over-the-counter ophthalmic products and certain surgical diagnostic products (2017 sales of approximately $0.8 billion) from the Innovative Medicines Division to the Alcon Division effective January 1, 2018. Our prescription Ophthalmic medicines business remains with the Innovative Medicines Division. In compliance with IFRS, beginning with our first quarter 2018 results, Novartis will update its segment financial information to reflect this transfer, both for the current and prior years, to aid comparability of year-on-year results.

        The Group is organized into three divisions, Innovative Medicines, Sandoz and Alcon, as well as Corporate activities. Our divisions are supported by the following cross-divisional organizational units: Novartis Institutes for BioMedical Research, Global Drug Development and Novartis Operations, which includes Novartis Technical Operations, Novartis Business Services and Novartis Corporate Affairs.

        The Novartis Institutes for BioMedical Research (NIBR) is the innovation engine of Novartis, which conducts drug discovery research and early clinical development trials for our Innovative Medicines Division and also collaborates with our Sandoz Division. Approximately 6,000 full-time equivalent scientists and associates at NIBR are working to discover new medicines for various diseases at sites located in the US, Switzerland and China. For more information about NIBR, see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Research and Development—Research program".

        Our Global Drug Development (GDD) organization oversees all drug development activities for our Innovative Medicines Division and the biosimilars portfolio of our Sandoz Division. Development of products for the Surgical and Vision Care franchises within our Alcon Division and of small molecule generics for our Sandoz Division are not included in GDD. GDD works collaboratively with NIBR, Innovative Medicines and Sandoz to execute our overall pipeline strategy and takes an enterprise approach to pipeline portfolio management. GDD incorporates centralized global functions such as Regulatory Affairs and Global Development Operations, as well as Global Development units aligned with our business franchises. GDD was created to increase Group-wide coordination of drug development and to improve resource allocation, technology implementation and process standardization with a goal of further increasing innovation. GDD includes approximately 10,000 full-time equivalent associates worldwide.

        Novartis Technical Operations (NTO) was established to centralize management of our manufacturing operations across our Innovative Medicines and Sandoz Divisions, with a goal of further improving efficiency. Manufacturing for Alcon's Surgical and Vision Care franchises continues to be managed by our Alcon Division. NTO is expected to optimize capacity planning and adherence to quality standards, and to lower costs through simplification, standardization and external spend optimization. Centralization is also expected to improve our ability to develop next generation technologies, implement continuous manufacturing and share best practices across divisions. NTO includes approximately 26,900 full-time equivalent associates and 68 manufacturing sites across our Innovative Medicines and Sandoz Divisions.

        Novartis Business Services (NBS), our shared service organization, delivers integrated solutions to all Novartis divisions and units worldwide. NBS seeks to drive efficiency and effectiveness across Novartis by simplifying and standardizing services across six service domains: human resources, real estate and facility services, procurement, information technology, commercial and medical support activities, and financial reporting and accounting operations. NBS has approximately 10,870 full-time equivalent associates in more than 50 countries. NBS works to leverage the full scale of Novartis to create value across the company and to free up resources to invest in innovation and our product pipeline. NBS continues to transfer the delivery of selected services to its five Global Service Centers in Dublin, Ireland; Hyderabad, India; Kuala Lumpur, Malaysia; Mexico City, Mexico; and Prague, Czech Republic.

        In 2017, our Public Affairs and Group Country Management organizations were combined to form Novartis Corporate Affairs to better enable close collaboration among country presidents, unit heads and Public Affairs.

        In 2017, Novartis continuing operations achieved net sales of $49.1 billion, while net income from continuing operations amounted to $7.7 billion. Of total net sales from continuing operations, $12.4 billion, or 25%, came from Emerging Growth Markets, and $36.7 billion, or 75%, came from Established Markets. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Research & Development expenditure in 2017 amounted to $9.0 billion.

        Headquartered in Basel, Switzerland, our Group companies employed 121,597 full-time equivalent associates as of December 31, 2017. Our products are sold in approximately 155 countries around the world.

Innovative Medicines Division

        Our Innovative Medicines Division researches, develops, manufactures, distributes and sells patented prescription medicines to enhance health outcomes for patients and health-care providers. Innovative Medicines is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Pharmaceuticals consists of the global business franchises Ophthalmology, Immunology and Dermatology, Neuroscience, Respiratory, Cardio-Metabolic and Established Medicines.

        In 2017, the Innovative Medicines Division accounted for $33.0 billion, or 67%, of Group net sales, and for $7.8 billion, or 87%, of Group operating income (excluding Corporate income and expense, net).

Sandoz Division

        Our Sandoz Division develops, manufactures, distributes and sells prescription medicines, as well as pharmaceutical active substances that are not protected by valid and enforceable third-party patents. Sandoz is organized globally in three franchises: Retail Generics, Anti-Infectives, and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of pharmaceuticals to third parties. Retail Generics includes the areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain, and respiratory, as well as finished dosage form anti-infectives sold to third parties. In Anti-Infectives, Sandoz manufactures active pharmaceutical ingredients and intermediates—mainly antibiotics—for internal use by Retail Generics and for sale to third party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- or other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies.

        In 2017, Sandoz accounted for $10.1 billion, or 21%, of Group net sales, and for $1.4 billion, or 15%, of Group operating income (excluding Corporate income and expense, net).

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

        In 2017, Alcon accounted for $6.0 billion, or 12%, of Group net sales, and for $–0.2 billion, or –2%, of Group operating income (excluding Corporate income and expense, net).

OPPORTUNITY AND RISK SUMMARY

        The healthcare industry is entering a phase of exhilarating progress and change. Over the next two decades, we believe biomedical innovation will continue to accelerate—spawning new treatments that will have unparalleled impact on humanity, with the potential to tame scourges like cancer and heart disease.

The digital revolution that is now gaining momentum in healthcare is likely to transform everything from drug research and development to how doctors diagnose and treat diseases. These trends promise to help society address the changing healthcare needs of aging populations and produce better health outcomes for patients.

        Our financial results are affected to varying degrees by external factors. Loss of market exclusivity and the introduction of branded and generic competitors could significantly erode sales of our innovative products. Our ability to grow depends on the success of our research and development efforts to replenish our pipeline, as well as on the commercial acceptance of our products in the markets. Increased pricing pressure could impact our ability to generate returns and invest for the future.

        We have a significant global compliance program in place, but any failure to comply with local laws could lead to substantial liabilities. There are strict regulatory requirements surrounding our manufacturing processes, which introduce a greater chance for disruptions and liabilities. With products sold in approximately 155 countries, our ability to hedge against foreign exchange fluctuations could have a significant effect on our reported results. We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, and may incur significant impairment charges in the future. We pay taxes in numerous countries, and tax authorities around the world have increased their scrutiny of company tax filings. In addition, tax reform initiatives by the OECD, EU, Switzerland and the US, will require us to continually assess our organizational structure against tax policy trends, and could lead to an increased risk of international tax disputes and an increase in our effective tax rate, and could adversely affect our financial results. We may also fail to take advantage of rapid progress in digital technologies and in the development of new business models, and third parties may enter the healthcare field and could supplant our business.

        For more detail on these trends and how they could impact our results, see "—Factors Affecting Results of Operations" below.

RESULTS OF OPERATIONS

        Novartis had solid performance in 2017 as strong sales of our growth drivers, including Cosentyx (secukinumab), Entresto (sacubitril/valsartan) and other recently launched products, continued to offset the impact of generic competition for our cancer treatment Gleevec/Glivec, which lost patent protection in the US and Europe during 2016. Our results underscore the breadth and strength of our product portfolio and highlight our success at steering through the patent expiration of one of our biggest-selling drugs.

        Our divisions had varied results. Sales increased in the Innovative Medicines Division, and the Alcon eye care division returned to growth in 2017. Sandoz Division sales declined, as the effects of increased price competition in the US more than offset growth in the rest of the world.

        Net sales for Novartis were $49.1 billion, up 1% in reported terms and up 2% measured in constant currencies (cc) to remove the impact of exchange rate movements. Sales volumes increased 7% as growth drivers, such as Cosentyx ($2.1 billion; +84%, +82% cc), Entresto ($507 million; +198%, +195% cc), Promacta/Revolade ($867 million; +37%, +37% cc), and Tafinlar + Mekinist ($873 million; +30%, +29% cc), more than offset the impact of patent expirations for Gleevec/Glivec ($1.9 billion;—42%,—41% cc).

        The impact of currency exchange headwinds eased in 2017 compared to what we have seen for several years, particularly in 2015 when currency fluctuations had a negative 10% impact on sales. To help investors assess the impact of exchange rates on our performance, we continue to also indicate growth rates in constant currencies.

        Operating income in 2017 was $8.6 billion (+4%, +7% cc), mainly driven by higher sales, productivity improvements and lower amortization, which were partly offset by generic competition and higher marketing investments to support product launches. Net income was $7.7 billion (+15%, +12% cc), benefiting from growth in operating income and higher income from our stake in GSK Consumer

Healthcare Holdings Ltd.Earnings per share were $3.28 (+16%, +14% cc), benefiting from higher net income and our share buyback program.

        Free cash flow rose 10% to $10.4 billion, driven mainly by improved cash flow from operating activities.

        We also present our core results, which exclude the impact of amortization, impairments, disposals, acquisitions, restructurings and other significant items, to help investors understand our underlying performance.

        Core operating income was $12.9 billion (—1%, 0% cc). Core operating income margin in constant currencies decreased 0.3 percentage points, mainly due to generic competition for Gleevec/Glivec, and higher launch investments, which were partially offset by expanded gross margins and productivity improvements. Movements in exchange rates had an additional negative impact of 0.3 percentage points, yielding a net decrease of 0.6 percentage points to 26.2% of net sales.

        Core net income was $11.4 billion (+1%, +2% cc), benefiting from higher core income from associated companies. Core earnings per share were $4.86 (+2%, +3% cc), reflecting the benefit of our share buyback program.

        Our global functional organizations in manufacturing, quality and business services made progress in improving our operations. Novartis Technical Operations (NTO) and Novartis Business Services (NBS) continued to provide high-quality manufacturing and support services while making sustained productivity improvements through consolidation of our production network and suppliers, and process standardization. In 2017, these actions delivered productivity improvements of more than $0.3 billion across NTO and NBS. We remain on track to deliver our 2020 annual cost-savings goal of $1 billion, mainly driven by NTO.

        In 2017, NTO completed its first full year as an integrated global manufacturing organization, delivering synergies across 67 pharmaceutical production facilities worldwide and improving capabilities through the sharing of skills and excellence across the manufacturing network.

        Several new product launches in 2017 illustrated the benefits. For example, the launch of our new cancer drug Kisqali (ribociclib, formerly LEE011) involved contributions from team members from different technology platforms at several sites, as well as a joint effort from a global supply team supporting product launches. Close collaboration and joint program management helped us deliver products to patients and customers within six hours of approval from health authorities. That compares with four to six days in the best cases in past launches.

        For recent launches—including Kisqali and Rydapt (midostaurin) in the US, and the biosimilars Erelzi (etanercept) and Rixathon (rituximab) in the EU—we were able to deliver products to patients and customers within 24 hours of approval. We aspire to that timing for future launches, as well.

        We continued to perform well on quality, underscoring the success of our sustained focus on this area in recent years. Of 217 inspections of our facilities worldwide by health regulators in 2017, all but two—or 99.1%—were deemed acceptable, up from 98.1% the previous year. Additionally, in June we successfully closed out a warning letter from the US Food and Drug Administration (FDA) received by our site in Kalwe, India.

        NBS continues to take steps to improve efficiency through such measures as simplifying and standardizing processes across the company, making the most of our global scale. Working with colleagues in our Global Drug Development (GDD) organization, for instance, NBS has upgraded our information technology platforms, streamlined hundreds of processes, and launched six new systems in 2017 with the aim of better equipping colleagues to focus on drug development activities. These include the planning, data management, statistical analysis, reporting, funding and management of clinical trials. These changes are expected to simplify work for more than 10,000 Novartis employees and facilitate more effective interactions with 145,000 external clinicians supporting our studies.

2017 Compared to 2016

Key figures

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Net sales to third parties	49,109	48,518	1	2
Other revenues	1,026	918	12	11
Cost of goods sold	(17,175)	(17,520)	2	2

Gross profit	32,960	31,916	3	4
Marketing & Sales	(12,861)	(11,998)	(7)	(7)
Research & Development	(8,972)	(9,039)	1	1
General & Administration	(2,136)	(2,194)	3	2
Other income	1,969	1,927	2	1
Other expense	(2,331)	(2,344)	1	0

Operating income	8,629	8,268	4	7
Return on net sales (%)	17.6	17.0
Income from associated companies	1,108	703	58	58
Interest expense	(777)	(707)	(10)	(12)
Other financial income and expense	39	(447)	nm	nm

Income before taxes	8,999	7,817	15	12
Taxes	(1,296)	(1,119)	(16)	(13)

Net income	7,703	6,698	15	12

Attributable to:
Shareholders of Novartis AG	7,703	6,712	15	12
Non-controlling interests	0	(14)	nm	nm

Basic earnings per share ($)	3.28	2.82	16	14

Free cash flow	10,428	9,455	10

nm = not meaningful

Group Overview

        Novartis had solid performance in 2017 as strong sales of our growth drivers, including Cosentyx (secukinumab), Entresto (sacubitril/valsartan) and other recently launched products, continued to offset the impact of generic competition for our cancer treatment Gleevec/Glivec, which lost patent protection in the US and Europe during 2016. Our results underscore the breadth and strength of our product portfolio and highlight our success at steering through the patent expiration of one of our biggest-selling drugs.

        Our divisions had varied results. Sales increased in the Innovative Medicines Division, and the Alcon eye care division returned to growth in 2017. Sandoz Division sales declined, as the effects of increased price competition in the US more than offset growth in the rest of the world.

        Net sales for Novartis were $49.1 billion, up 1% in reported terms and up 2% measured in constant currencies (cc) to remove the impact of exchange rate movements. Sales volumes increased 7% as growth drivers, such as Cosentyx ($2.1 billion; +84%, +82% cc), Entresto ($507 million; +198%, +195% cc),

Promacta/Revolade ($867 million; +37%, +37% cc), and Tafinlar + Mekinist ($873 million; +30%, +29% cc), more than offset the impact of patent expirations for Gleevec/Glivec ($1.9 billion;–42%,–41% cc).

        The impact of currency exchange headwinds eased in 2017 compared to what we have seen for several years, particularly in 2015 when currency fluctuations had a negative 10% impact on sales. To help investors assess the impact of exchange rates on our performance, we continue to also indicate growth rates in constant currencies.

        Operating income in 2017 was $8.6 billion (+4%, +7% cc), mainly driven by higher sales, productivity improvements and lower amortization, which were partly offset by generic competition and higher marketing investments to support product launches. Net income was $7.7 billion (+15%, +12% cc), benefiting from growth in operating income and higher income from our stake in GSK Consumer Healthcare Holdings Ltd. Earnings per share were $3.28 (+16%, +14% cc), benefiting from higher net income and our share buyback program.

        Free cash flow rose 10% to $10.4 billion, driven mainly by improved cash flow from operating activities.

Net Sales by Segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Innovative Medicines	33,025	32,562	1	2
Sandoz	10,060	10,144	(1)	(2)
Alcon	6,024	5,812	4	4

Net sales to third parties	49,109	48,518	1	2

Innovative Medicines

        Innovative Medicines Division sales were $33.0 billion, up 1% in reported terms. In constant currencies (cc), sales grew 2%. An 8% increase in volume more than offset the impact of generic competition (–5 percentage points) and price declines (–1 percentage point). Products contributing to sales growth included Cosentyx, Entresto, Promacta/Revolade, Tafinlar + Mekinist, and Jakavi.

        Regionally, sales performance was mixed. In the US, sales rose 2% (cc) to $11.1 billion, overcoming the impact of generic competition, mainly for Gleevec. Sales in Europe were $11.3 billion, in line with the prior year in constant currencies as growth drivers offset the impact of patent loss for Gleevec/Glivec. Sales rose 7% (cc) in emerging growth markets to $8.4 billion. Sales in Japan were $2.4 billion, in line with the prior year in constant currencies.

Novartis Oncology Business Unit

        Oncology sales were $12.3 billion (–4%,–3% cc), as strong performance of existing products and the launch of new products, including Kisqali, Rydapt and Kymriah, helped to partially offset the effects of generic competition on Gleevec/Glivec (–42%,–41% cc). Significant gains on key hematology products such as Tasigna (1.8 billion; +6%, +9% cc), Promacta/Revolade ($867 million; +37%, +37% cc) and Jakavi ($777 million; +34%, +32% cc) were complemented by Tafinlar + Mekinist ($873 million; +30%, +29% cc), which was approved for advanced non-small cell lung cancer in addition to the existing use in melanoma.

Novartis Pharmaceuticals Business Unit

Ophthalmology

        Sales in the Ophthalmology franchise were $5.4 billion (–2%,–1% cc), with increased sales of Lucentis (+3%, +4% cc) and Systane helping to partially offset the impact of generic competition.

Immunology and Dermatology

        Sales in the Immunology and Dermatology franchise reached $4.0 billion (+34%, +35% cc). Cosentyx saw continued strong growth, particularly in the US and Europe, reaching $2.1 billion (+84%, +82% cc). Ilaris also continued strong gains (+42%, +42% cc), helping offset declines in other products mainly due to generic competition.

Neuroscience

        Neuroscience franchise sales were $3.3 billion (+2%, +2% cc), driven by increases for Gilenya (+2%, +2% cc).

Respiratory

        Respiratory franchise sales were $1.6 billion (+6%, +8% cc). Our chronic obstructive pulmonary disease (COPD) portfolio—including Onbrez Breezhaler, Seebri Breezhaler and Ultibro Breezhaler—achieved sales of $674 million (+3%, +5% cc). Sales of Xolair, for moderate-to-severe or severe persistent asthma, as well as for chronic hives, reached $920 million (+10%, +11% cc).

Cardio-Metabolic

        Sales for the franchise were $524 million (+185%, +182% cc). Entresto, which has been launched in nearly 60 countries and used to treat more than 420,000 heart failure patients worldwide, continued to grow and sales reached $507 million (+198%, +195% cc).

Established Medicines

        The Established Medicines franchise had sales of $5.9 billion (–7%,–5% cc). Increased sales of Galvus ($1.2 billion; +3%, +5% cc) and Exforge ($960 million; +4%, +4% cc) were more than offset by declines for products such as Diovan ($957 million;–11%,–9% cc) and Exelon/Exelon Patch (–14%,–14% cc) due to generic competition.

TOP 20 INNOVATIVE MEDICINES DIVISION PRODUCT NET SALES—2017

			US		Rest of world		Total
Brands	Business Franchise	Indication	$ m	% change in constant currencies	$ m	% change in constant currencies	$ m	% change in $	% change in constant currencies
Gilenya	Neuroscience	Relapsing multiple sclerosis	1,709	2	1,476	3	3,185	2	2
Cosentyx	Immunology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	1,275	67	796	115	2,071	84	82
Gleevec/Glivec	Oncology	Chronic myeloid leukemia and GIST	627	(48)	1,316	(37)	1,943	(42)	(41)
Lucentis	Ophthalmology	Age-related macular degeneration			1,888	4	1,888	3	4
Tasigna	Oncology	Chronic myeloid leukemia	810	12	1,031	6	1,841	6	9
Sandostatin	Oncology	Carcinoid tumors and Acromegaly	832	(2)	780	1	1,612	(2)	(1)
Afinitor/Votubia	Oncology	Breast cancer / TSC	819	6	706	(3)	1,525	1	2
Galvus	Established Medicines	Diabetes			1,233	5	1,233	3	5
Exjade/Jadenu	Oncology	Chronic iron overload	515	15	544	8	1,059	11	11
Exforge	Established Medicines	Hypertension	28	180	932	2	960	4	4
Diovan/Co-Diovan	Established Medicines	Hypertension	87	(41)	870	(4)	957	(11)	(9)
Xolair(1)	Respiratory	Asthma			920	11	920	10	11
Tafinlar + Mekinist	Oncology	Melanoma	339	14	534	41	873	30	29
Promacta/Revolade	Oncology	Immune thrombocytopenic purpura	446	44	421	31	867	37	37
Votrient	Oncology	Renal cell carcinoma	407	14	401	7	808	11	10
Jakavi	Oncology	Myelofibrosis			777	32	777	34	32
Travoprost Group	Ophthalmology	Reduction of elevated intraocular pressure	216	2	373	(9)	589	(5)	(5)
Entresto	Cardio-Metabolic	Chronic Heart Failure	297	161	210	262	507	198	195
Neoral/Sandimmun(e)	Immunology and Dermatology	Transplantation	38	(7)	450	(4)	488	(5)	(4)
Voltaren/Cataflam	Established Medicines	Inflammation/pain			465	(4)	465	(11)	(4)

Top 20 products total			8,445	6	16,123	3	24,568	4	4
Rest of portfolio			2,671	(9)	5,786	0	8,457	(4)	(3)

Total Division sales			11,116	2	21,909	2	33,025	1	2

(1)
Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

        For information about the approved indications for the products described below, see "Item 4. Information on the Company—Item 4.B Business Overview—Innovative Medicines—Key Marketed Products".

        Gilenya ($3.2 billion, +2% cc) sales continued to grow across regions, mainly driven by volume.

        Cosentyx ($2.1 billion, +82% cc) showed strong growth across all indications.

        Gleevec/Glivec ($1.9 billion, –41% cc) continued to decline this year driven by generic competition primarily across Europe and the US.

        Lucentis ($1.9 billion, +4% cc) sales continued to grow driven by market expansion in Europe, Japan and Emerging Growth Markets, and reimbursement listing in China for neovascular age-related macular degeneration.

        Tasigna ($1.8 billion, +9% cc) continued to grow this year primarily in the US and Emerging Growth Markets despite some impact of generic imatinib in Europe for patients with previously untreated Philadelphia chromosome-positive (Ph+) chronic myeloid leukemia.

        Sandostatin ($1.6 billion, –1% cc) declined slightly this year driven by increased competitive pressure primarily in the US and Japan partially offset by growth in Latin America and Emerging Growth Markets.

        Afinitor/Votubia ($1.5 billion, +2% cc) grew slightly this year as the neuroendocrine tumors and tuberous sclerosis complex indications compensated for competitive pressure in the breast cancer and renal cell carcinoma indications.

        Galvus Group ($1.2 billion, +5% cc) continues to grow driven by solid performance in Japan and Emerging Growth Markets.

        Exjade/Jadenu ($1.1 billion, +11% cc) sales growth was primarily driven by solid growth in the US in addition to continued uptake of the film-coated tablet formulation in Europe.

        Exforge Group ($960 million, +4% cc) grew despite ongoing generic competition in the US and Japan, and new generic competition in Europe in 2017. Growth was driven by Emerging Growth Markets.

        Diovan Group ($957 million, –9% cc) saw sales decline due to loss of exclusivity including in the US, EU and Japan, while sales continued to grow in China and some Emerging Growth Markets.

        Xolair ($920 million, +11% cc) sales showed balanced growth across all regions.

        Tafinlar + Mekinist ($873 million, +29% cc) sales growth was primarily driven by combination uptake across Europe in addition to launch uptake in the US for the non-small cell lung cancer indication.

        Promacta/Revolade ($867 million, +37% cc) continued to deliver solid double-digit growth across all regions.

        Votrient ($808 million, +10% cc) worldwide growth was driven primarily by the advanced renal cell carcinoma indication both in the US and in Emerging Growth Markets, specifically China and Asia-Pacific countries.

        Jakavi ($777 million, +32% cc) delivered strong double-digit growth across all regions driven by continued momentum in the myelofibrosis indication in addition to reimbursement and launch uptake in the polycythemia vera indication across Europe.

        Travoprost Group ($589 million, –5% cc) sales declined mainly due to loss of exclusivity in Europe.

        Entresto ($507 million, +195% cc) performance was driven by growing adoption by physicians in the US and EU, and continued market access improvement.

        Neoral/Sandimmun(e) ($488 million, –4% cc) sales declined slightly due to generic competition and mandatory price reductions, mainly in Europe and Japan.

        Voltaren/Cataflam ($465 million, –4% cc) sales were impacted by increased generic competition.

Sandoz

        Sandoz net sales in 2017 were $10.1 billion, down 1% in reported terms. In constant currencies, or cc, sales declined 2%. A 6 percentage-point increase in volume was more than offset by the negative 8 percentage-point effect of price erosion. Sales rose 4% (cc) in Europe to $4.6 billion. In the US, where we continue to see customer consolidation and greater competition, sales were $3.3 billion (–12% cc), mainly due to increased industry-wide pressure on prices in generics. Sales in Asia, Africa and Australasia were $1.4 billion, up 1% in constant currencies.

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Constant currencies change
	$ m	$ m	%	%
Retail Generics	8,409	8,623	(2)	(3)
Biopharmaceuticals	1,135	1,002	13	12
Anti-Infectives (Partner label/API)	516	519	(1)	(2)

Total	10,060	10,144	(1)	(2)

Retail Generics

        Sandoz markets active ingredients, intermediates and finished dosage forms of pharmaceuticals. The Retail Generics franchise includes products in the therapeutic areas of cardiovascular, central nervous system, dermatology, gastrointestinal and hormonal therapies, metabolism, oncology, ophthalmics, pain and respiratory, plus finished dosage forms of anti-infectives sold under the Sandoz name. Franchise sales in 2017 were $8.4 billion (–3% cc). Declines in the US (–14% cc) more than offset increased sales in the rest of the world (+3% cc).

Biopharmaceuticals

        The Biopharmaceuticals business comprises biosimilars; contract biologics supplied to third parties; and a generic version of Copaxone® 20 mg, Glatopa, which treats relapsing forms of multiple sclerosis and is marketed in the US. Global sales of Biopharmaceuticals grew 12% (cc) to $1.1 billion, driven by Zarxio (filgrastim), Binocrit (epoetin alfa), and the launch of Rixathon (rituximab) and Erelzi (etanercept) in several European countries.

Anti-Infectives

        Sandoz sells pharmaceutical ingredients and intermediates (mainly antibiotics) to third-party customers, as well as finished dosage forms. Anti-infectives sold to third parties for sale under their own name were $516 million, down 2% (cc) due to the discontinuation of some low-margin products. Total Anti-Infectives sales were $1.4 billion, in line with the prior year in constant currencies, and included sales of finished dosage forms sold under the Sandoz name of $880 million, up 2% (cc).

Alcon

        Alcon continued to implement its growth plan in 2017, with a focus on strengthening customer relationships, improving operations, and accelerating innovation and sales. In the US, Alcon launched the AcrySof IQ ReSTOR +2.5 D Multifocal Toric intraocular lens (IOL) with ACTIVEFOCUS optical design, which aims to improve distance vision in cataract patients with astigmatism. Other product launches in 2017 include the CyPass Micro-Stent in the EU to treat glaucoma. Alcon also received European approval for the Clareon IOL with AutonoMe pre-loaded delivery system, the first and only automated, disposable IOL delivery system for cataract surgery.

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Constant currencies change
	$ m	$ m	%	%
Surgical
Cataract products	2,749	2,695	2	3
of which Consumables	1,443	1,390	4	5
IOLs	995	986	1	3
Equipment	311	319	(3)	(2)
Vitreoretinal products	686	616	11	11
Refractive/other	225	207	9	8

Total	3,660	3,518	4	5

Vision Care
Contact lenses	1,833	1,762	4	4
Contact lens care	531	532	0	0

Total	2,364	2,294	3	3

Total net sales	6,024	5,812	4	4

Surgical

        Surgical sales grew 5% (cc) to $3.7 billion, mainly due to strong performance of products in the vitreoretinal portfolio (+11% cc) and growth in cataract disposable surgical supplies (+5% cc). Intraocular lenses for cataract surgery grew 3% (cc), as strong performance of new products—including the UltraSert pre-loaded IOL delivery device, the PanOptix trifocal IOL, and AcrySof ReSTOR Toric IOL with ACTIVEFOCUS optical design—was partly offset by competitive pressures.

Vision Care

        Vision Care sales grew 3% (cc) to $2.4 billion. Contact lens sales grew 4% (cc) on the back of continued double-digit growth of Dailies Total1, the world's first and only water-gradient lens. Sales of contact lens care products were in line with the prior year in constant currencies.

Operating Income

        The following table provides an overview of operating income by segment:

	Year ended Dec 31, 2017	% of net sales	Year ended Dec 31, 2016	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines	7,782	23.6	7,426	22.8	5	7
Sandoz	1,368	13.6	1,445	14.2	(5)	(7)
Alcon	(190)	(3.2)	(132)	(2.3)	(44)	(14)
Corporate	(331)		(471)		30	27

Operating income	8,629	17.6	8,268	17.0	4	7

        Operating income was $8.6 billion (+4%, +7% cc) as growth drivers, productivity, lower amortization and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK more than offset generic erosion. Operating income margin in constant currencies increased 0.8 percentage points compared to the prior year; currency had a negative impact of 0.2 percentage points resulting in an increase of 0.6 percentage points to 17.6% of net sales.

Core Operating Income key figures(1)

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core gross profit	36,578	35,806	2	3
Core Marketing & Sales	(12,865)	(11,991)	(7)	(7)
Core Research & Development	(8,313)	(8,402)	1	1
Core General & Administration	(2,135)	(2,120)	(1)	(2)
Core other income	778	753	3	2
Core other expense	(1,193)	(1,059)	(13)	(13)

Core operating income	12,850	12,987	(1)	0

As % of net sales	26.2	26.8

(1)
For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS Measures as Defined by Novartis".

        The adjustments made to operating income to arrive at core operating income amounted to $4.2 billion (2016: $4.7 billion), less than in the prior year due to lower amortization and a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK.

        Excluding these items, Core operating income was $12.9 billion (–1%, 0% cc). Core operating income margin in constant currencies decreased 0.3 percentage points, mainly due to generic competition for Gleevec/Glivec, and higher launch investments, which were partially offset by expanded gross margin and productivity improvements. Currency exchange rates had an additional negative impact of 0.3 percentage points, yielding a net decrease of 0.6 percentage points to 26.2% of net sales.

        The following table provides an overview of core operating income by segment:

	Year ended Dec 31, 2017	% of net sales	Year ended Dec 31, 2016	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines	10,330	31.3	10,354	31.8	0	2
Sandoz	2,080	20.7	2,071	20.4	0	(1)
Alcon	857	14.2	850	14.6	1	5
Corporate	(417)		(288)		(45)	(53)

Core operating income	12,850	26.2	12,987	26.8	(1)	0

(1)
For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS Measures as Defined by Novartis".

Innovative Medicines

        Operating income was $7.8 billion (+5%, +7% cc), mainly driven by higher sales, productivity improvements and lower amortization, which offset the impact of generic competition and investments in growth drivers.

        Core operating income, which excludes certain items, was $10.3 billion (0%, +2% cc). Core operating income margin decreased 0.1 percentage points in constant currencies, and fluctuations in exchange rates had a further negative impact of 0.4 percentage points, resulting in a net decrease of 0.5 percentage points to 31.3% of net sales.

  Research and development of Innovative Medicines Division

        The following table provides an overview of the reported and core research and development expense of the Innovative Medicines Division:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Research and Exploratory Development(1)	(2,749)	(2,739)	0	0
Confirmatory Development(1)	(4,881)	(4,970)	2	2

Total Innovative Medicines Division Research and Development expense	(7,630)	(7,709)	1	1

As % of Innovative Medicines net sales to third parties	23.1	23.7
Core Research and Exploratory Development(1),(2)	(2,623)	(2,637)	1	1
Core Confirmatory Development(1),(2)	(4,426)	(4,475)	1	1

Total Core Innovative Medicines Division Research and Development expense	(7,049)	(7,112)	1	1

As % of Innovative Medicines net sales to third parties	21.3	21.8

(1)
Certain prior year amounts have been reclassified for comparative purposes. This reclassification has not been made in the 2015-2016 comparative table found in "—2016 Compared to 2015—Innovative Medicines—Research and development of Innovative Medicines Division".

(2)
For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS Measures as Defined by Novartis".

        Innovative Medicines Division Research and Exploratory Development expense amounted to $2.7 billion in 2017, in line with the prior year. Confirmatory Development expense decreased by 2% (+2% cc) to $4.9 billion compared to $5.0 billion in 2016, driven by resource allocation and continued productivity efforts, including the benefit of the creation of the Novartis Global Drug Development (GDD) organization.

        Total Core Research and Development expense in the Innovative Medicines Division as a percentage of sales decreased by 0.7 percentage points in constant currencies mainly due to resource allocation and continued productivity efforts. Currency exchange rates had a negative impact of 0.2 percentage points, yielding a net decrease of 0.5 percentage points to 21.3% of net sales.

Sandoz

        Operating income was $1.4 billion (–5%,–7% cc), down mainly due to pressure on prices in the US, investments in marketing and sales in key markets outside the US, and higher manufacturing restructuring charges. These negative impacts were partly offset by favorable changes in product mix.

        Core operating income, which excludes certain items, was $2.1 billion (0%,–1% cc). Core operating income margin in constant currencies increased 0.1 percentage points, and an additional 0.2 percentage-point increase from exchange rates yielded a result of 20.7% of net sales.

Alcon

        Operating loss was $190 million, compared to an operating loss of $132 million the year before, as higher sales were offset by continued investment in the division's growth plan and charges related to business development activities.

        Core operating income, which excludes certain items, was $857 million (+1%, +5% cc). Core operating income margin in constant currencies increased by 0.2 percentage points, offset by negative currency impact of 0.6 percentage points, yielding a net decrease of 0.4 percentage points to 14.2% of net sales.

Corporate Income and Expense, Net

        Corporate income and expense, which includes the cost of Group management and central services, amounted to a net expense of $331 million (+30%, +27% cc) in 2017 compared to a net expense of $471 million in the prior year. The favorable decrease in expense was mainly due to a gain from achievement of a sales milestone related to the 2015 Vaccines divestment to GSK, partly offset by lower gains from divestment in real estate and lower contributions from the captive insurance companies.

Non-Operating Income and Expense

        The following table provides an overview of non-operating income and expense:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Operating income	8,629	8,268	4	7
Income from associated companies	1,108	703	58	58
Interest expense	(777)	(707)	(10)	(12)
Other financial income and expense	39	(447)	nm	nm

Income before taxes	8,999	7,817	15	12
Taxes	(1,296)	(1,119)	(16)	(13)

Net income	7,703	6,698	15	12

Basic EPS ($)	3.28	2.82	16	14

nm
= not meaningful

Income from associated companies

        Income from associated companies increased to $1.1 billion, compared to $703 million in the prior year. The increase was due to higher income recognized from our investment in GSK Consumer Health-care Holdings Ltd. (GSK Consumer Healthcare).

        The estimated income from our investment in GSK Consumer Healthcare in 2017 amounted to $629 million compared to $234 million in 2016. The increase is due to improved operational results of $89 million, an estimate of a one-time deferred tax income of $237 million, arising from a change in a Swiss cantonal statutory tax rate, and a positive prior year adjustment of $47 million based on the actual audited results for 2016, compared to a negative prior year adjustment of $22 million recognized in 2016 for 2015.

        The estimated income from our investment in Roche in 2017 amounted to $456 million (2016: $464 million), which reflected our estimated share of income for 2017 of $523 million (2016: $532 million) offset by the negative prior year adjustment of $67 million, based on actual 2016 results (2016: negative prior year adjustment of $68 million, based on actual 2015 results).

Interest Expense and other financial income and expense

        Interest expense increased to $777 million from $707 million in the prior year due to higher outstanding debt.

        Other financial income and expense amounted to an income of $39 million compared to an expense of $447 million in the prior-year, mainly on account of exceptional charges related to Venezuela of $305 million in 2016, as well as higher currency losses in 2016.

Taxes

        The tax rate increased to 14.4% from 14.3% in the prior year. On December 22, 2017, the US enacted tax reform legislation (Tax Cuts and Jobs Act), which among other provisions, reduced the US corporate tax rate from 35% to 21%, effective January 1, 2018. This required a revaluation of the deferred tax assets and liabilities and a portion of current tax payables to the newly enacted tax rate at the date of enactment, which resulted in a net tax expense of $61 million (0.7%). In addition, a change in a Swiss cantonal statutory tax rate resulted in a one-time income from our share in GSK Consumer Healthcare the impact of which decreased the tax rate by 0.4%.

        Excluding the impact of these rate changes the reported tax rate for 2017 would have been 14.1% compared to 14.3% in the prior year.

Net Income

        Net income was $7.7 billion (+15%, +12% cc), benefiting from growth in operating income and higher income from our stake in GSK Consumer Healthcare Holdings Ltd. The prior year also included the exceptional charges related to Venezuela.

EPS

        Basic earnings per share were $3.28 (+16%, +14% cc), up more than net income in constant currencies, benefiting from our share buyback program.

        The following table provides an overview of core non-operating income and expense:

Core Non-Operating Income and Expense

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income	12,850	12,987	(1)	0
Core income from associated companies	1,335	1,134	18	18
Core interest expense	(777)	(707)	(10)	(12)
Core other financial income and expense	39	(99)	nm	nm

Core income before taxes	13,447	13,315	1	2
Core taxes	(2,056)	(2,001)	(3)	(4)

Core net income	11,391	11,314	1	2

Core basic EPS ($)	4.86	4.75	2	3

nm = not meaningful

Core Income from associated companies

        Core income from associated companies increased to $1.3 billion from $1.1 billion in the prior-year period. The core income contribution from GSK Consumer Healthcare Holdings Ltd., increased to $479 million in 2017 from $369 million in the prior-year period, and the core income contribution from Roche increased to $832 million from $760 million.

Core Interest Expense and other financial income and expense

        Core other financial income and expense amounted to a net income of $39 million, compared to an expense of $99 million in 2016, mainly on account of lower currency losses. In the prior year, the exceptional charges of $0.3 billion related to Venezuela were excluded from the 2016 core other financial expense.

Core Taxes

        The core tax rate (core taxes as a percentage of core pre-tax income) increased to 15.3% from 15.0% in the prior year.

Core Net Income

        Core net income was $11.4 billion (+1%, +2% cc), benefiting from higher core income from associated companies.

Core EPS

        Core earnings per share were $4.86 (+2%, +3% cc), reflecting the benefit of our share buyback program.

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

        For the total Group, net income amounted to $6.7 billion in 2016 compared to $17.8 billion in 2015. The prior year benefitted from the $10.8 billion net income from discontinued operations, which included $12.7 billion of exceptional pre-tax divestment gains and the operational results of the divested businesses until the respective dates of completion of the transactions. For more information on discontinued operations, see "—Factors Affecting Comparability of Year-on Year Results of Operations" below and "Note 29. Discontinued operations" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

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

Net Sales by Segment

        The following table provides an overview of net sales to third parties by segment:

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Innovative Medicines(1)(2)	32,562	33,345	(2)	0
Sandoz(2)	10,144	10,070	1	2
Alcon(2)	5,812	5,999	(3)	(2)

Net sales to third parties from continuing operations	48,518	49,414	(2)	0

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

(1)
Formerly named the Pharmaceuticals Division.

(2)
Net sales reflect Xolair sales for all indications (e.g. including Xolair SAA and Xolair CSU, which is managed by the Immunology and Dermatology franchise).

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

        Voltaren/Cataflam ($525 million, +1% cc) is a leading non-steroidal anti-inflammatory drug (NSAID) for the relief of symptoms in rheumatic diseases such as rheumatoid arthritis and osteoarthritis, and for various other inflammatory and pain conditions. Voltaren/Cataflam was first registered in 1973 and is available in more than 140 countries. This product is marketed by the Innovative Medicines Division in a wide variety of dosage forms including tablets, drops, suppositories, ampoules and topical therapy. Our Sandoz Division also markets generic versions of the product in various countries. In addition, we have licensed the Voltaren trademarks to our consumer healthcare joint venture with GSK to be used in the marketing of low dose oral forms and the topical forms of Voltaren as over-the-counter products.

        Neoral/Sandimmun(e) ($515 million, –9% cc) is an immunosuppressant to prevent organ rejection following a kidney, liver, or heart transplant. Neoral is also approved for use in lung transplant in many countries outside of the US. This micro-emulsion formulation of cyclosporine is also indicated for treating selected autoimmune disorders such as psoriasis and rheumatoid arthritis. First launched in 1995, Neoral is marketed in approximately 100 countries.

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

Operating Income from Continuing Operations

        The following table provides an overview of operating income by segment:

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1)(2)	7,426	22.8	7,815	23.4	(5)	0
Sandoz(2)	1,445	14.2	1,300	12.9	11	14
Alcon(2)	(132)	(2.3)	281	4.7	nm	nm
Corporate	(471)		(419)		(12)	(25)

Operating income from continuing operations	8,268	17.0	8,977	18.2	(8)	(3)

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

(1)
An explanation of non-IFRS measures and reconciliation tables see "—Non-IFRS Measures as Defined by Novartis".

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

        The following table provides an overview of core operating income by segment:

	Year ended Dec 31, 2016	% of net sales	Year ended Dec 31, 2015	% of net sales	Change in $	Change in constant currencies
	$ m		$ m		%	%
Innovative Medicines(1)(2)	10,354	31.8	10,862	32.6	(5)	(1)
Sandoz(2)	2,071	20.4	2,045	20.3	1	4
Alcon(2)	850	14.6	1,235	20.6	(31)	(27)
Corporate	(288)		(352)		18	4

Core operating income from continuing operations	12,987	26.8	13,790	27.9	(6)	(2)

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

        The following table provides an overview of core non-operating income and expense:

Core Non-Operating Income and Expense

	Year ended Dec 31, 2016	Year ended Dec 31, 2015	Change in $	Change in constant currencies
	$ m	$ m	%	%
Core operating income from continuing operations	12,987	13,790	(6)	(2)
Core income from associated companies	1,134	981	16	16
Core interest expense	(707)	(655)	(8)	(10)
Core other financial income and expense	(99)	(24)	nm	nm

Core income before taxes from continuing operations	13,315	14,092	(6)	(2)
Core taxes	(2,001)	(2,051)	2	(2)

Core net income from continuing operations	11,314	12,041	(6)	(3)
Core net loss from discontinued operations		(256)	nm	nm

Core net income	11,314	11,785	(4)	(1)

Core basic EPS ($) from continuing operations	4.75	5.01	(5)	(2)
Core basic EPS ($) from discontinued operations		(0.11)	nm	nm

Core basic EPS ($)	4.75	4.90	(3)	0

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

        Net income from discontinued operations in the prior year amounted to $10.8 billion. For more information on discontinued operations please see "—Factors Affecting Comparability of Year-on Year Results of Operations" below and "Note 29. Discontinued operations" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

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

FACTORS AFFECTING COMPARABILITY OF YEAR-ON-YEAR RESULTS OF OPERATIONS

        The comparability of the year-on-year results of our operations for the total Group can be significantly affected by acquisitions and divestments. The transactions of significance during 2017 and 2016 are mentioned below.

Significant transactions in 2017

Innovative Medicines—Acquisition of Ziarco Group Limited

        On January 20, 2017, Novartis acquired Ziarco Group Limited (Ziarco), a privately held company in the United Kingdom, focused on the development of novel treatments in dermatology. This acquisition adds a once-daily oral H4 receptor antagonist in development for atopic dermatitis, commonly known as eczema, to complement the Novartis dermatology portfolio and pipeline. The fair value of the total purchase consideration was $420 million. The amount consisted of an initial cash payment of $325 million and the net present value of the contingent consideration of $95 million, due to Ziarco shareholders, which they are eligible to receive upon the achievement of specified development milestones. The purchase price allocation resulted in net identifiable assets of $395 million and goodwill of $25 million. Results of operations since the date of acquisition were not material.

Innovative Medicines—Acquisition of Encore Vision, Inc.

        On January 20, 2017, Novartis acquired Encore Vision, Inc. (Encore), a privately-held company in Fort Worth, Texas, in the United States, focused on the development of a novel treatment in presbyopia. The fair value of the total purchase consideration was $456 million. The amount consisted of an initial cash payment of $366 million and the net present value of the contingent consideration of $90 million, due to Encore shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $389 million and goodwill of $67 million. Results of operations since the date of acquisition were not material.

Significant transactions in 2016

Alcon—Acquisition of TRANSCEND MEDICAL, INC.

        On February 17, 2016, Alcon entered into an agreement to acquire Transcend Medical, Inc. (Transcend), a privately-held, US-based company focused on developing minimally-invasive surgical devices to treat glaucoma. The transaction closed on March 23, 2016, and the fair value of the total purchase consideration was $332 million. The amount consisted of an initial cash payment of $240 million and the net present value of the contingent consideration of $92 million due to Transcend shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $294 million and goodwill of $38 million. The 2016 results of operations since the date of acquisition were not material.

Innovative Medicines—Acquisition of REPRIXYS PHARMACEUTICALS CORPORATION

        On November 18, 2016, Novartis acquired Reprixys Pharmaceuticals Corporation (Reprixys), a privately held, US-based company specializing in the development of therapeutics in certain hematologic and inflammatory disorders, following receipt of results of the SUSTAIN study. The initial interest of 19% was adjusted to its fair value of $64 million through the consolidated income statement at acquisition date. This re-measurement resulted in a gain of $53 million.

        The fair value of the total purchase consideration for acquiring the 81% stake Novartis did not already own amounted to $268 million. The amount consisted of an initial cash payment of $194 million and the net present value of the contingent consideration of $74 million due to Reprixys shareholders, which they are eligible to receive upon the achievement of specified development and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $332 million. No goodwill was recognized. The 2016 results of operations since the date of acquisition were not material.

        For further details on significant transactions, see "Note 2. Significant transactions" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Our significant accounting policies are set out in "Note 1. Significant accounting policies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, which are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

        We offer rebates to key managed healthcare and private plans in an effort to sustain and increase market share of our products, and to ensure patient access. These programs provide a rebate after the plans have demonstrated they have met all terms and conditions set forth in their contract with us. These rebates are estimated based on the terms of individual agreements, historical experience, product pricing, and projected product growth rates. These provisions are adjusted based on established processes and experiences from filing data with individual states and plans. There is often a time lag of several months between us recording the revenue deductions and our final accounting for them.

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

Non-healthcare plans and program rebates, returns and other deductions

        We offer rebates to purchasing organizations and other direct and indirect customers to sustain and increase market share, and to ensure patient access to our products. Since rebates are contractually agreed upon, the related provisions are estimated based on the terms of the individual agreements, historical experience, and projected product growth rates.

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

        When we sell a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates. Other factors considered include actual product recalls, expected marketplace changes, the remaining shelf life of the product, and the expected entry of generic products. In 2017, sales returns amounted to approximately 1% of gross product sales. If sufficient experience is not available, sales are only recorded based on evidence of product consumption or when the right of return has expired.

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

        The following table shows the worldwide extent of our revenue deductions provisions and related payment experiences for the Innovative Medicines, Sandoz and Alcon Divisions:

PROVISIONS FOR DEDUCTIONS FROM REVENUE

				Income statement charge
		Effect of currency translation and business combinations				Change in provisions offset against gross trade receivables
	Revenue deductions provisions at January 1						Revenue deductions provisions at December 31
			Payments/ utilizations	Adjustments of prior years	Current year
	$ m	$ m	$ m	$ m	$ m	$ m	$ m
2017
US-specific healthcare plans and program rebates	1,461		(3,684)	(62)	3,875		1,590
Non-US-specific healthcare plans and program rebates	1,020	131	(1,954)	80	2,186	(107)	1,356
Non-healthcare plans and program-related rebates, returns and other deductions	1,702	65	(11,814)	(127)	12,045	(145)	1,726

Total continuing operations 2017	4,183	196	(17,452)	(109)	18,106	(252)	4,672

2016
US-specific healthcare plans and program rebates	1,165		(3,203)	7	3,492		1,461
Non-US-specific healthcare plans and program rebates	1,024	(31)	(1,844)	(26)	1,883	14	1,020
Non-healthcare plans and program-related rebates, returns and other deductions	1,601	(19)	(11,142)	(117)	11,383	(4)	1,702

Total continuing operations 2016	3,790	(50)	(16,189)	(136)	16,758	10	4,183

2015
US-specific healthcare plans and program rebates	1,097		(2,823)	(90)	2,981		1,165
Non-US-specific healthcare plans and program rebates	1,015	(109)	(1,716)	(3)	1,846	(9)	1,024
Non-healthcare plans and program-related rebates, returns and other deductions	1,421	(69)	(10,679)	(124)	10,993	59	1,601

Total continuing operations 2015	3,533	(178)	(15,218)	(217)	15,820	50	3,790

        The table below shows the gross to net sales reconciliation for our Innovative Medicines Division:

GROSS TO NET SALES RECONCILIATION

	Income statement charge
	Charged through revenue deduction provisions	Charged directly without being recorded in revenue deduction provisions	Total	In % of gross sales
	$ m	$ m	$ m
2017
Innovative Medicines gross sales subject to deductions			43,994	100.0

US-specific healthcare plans and program rebates	(3,303)		(3,303)	(7.5)
Non-US-specific healthcare plans and program rebates	(1,722)	(956)	(2,678)	(6.1)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,698)	(2,290)	(4,988)	(11.3)

Total Innovative Medicines gross to net sales adjustments	(7,723)	(3,246)	(10,969)	(24.9)

Innovative Medicines net sales 2017			33,025	75.1

2016
Innovative Medicines gross sales subject to deductions			42,630	100.0

US-specific healthcare plans and program rebates	(3,051)		(3,051)	(7.2)
Non-US-specific healthcare plans and program rebates	(1,352)	(885)	(2,237)	(5.2)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,736)	(2,044)	(4,780)	(11.2)

Total Innovative Medicines gross to net sales adjustments	(7,139)	(2,929)	(10,068)	(23.6)

Innovative Medicines net sales 2016			32,562	76.4

2015(1)
Innovative Medicines gross sales subject to deductions			42,460	100.0

US-specific healthcare plans and program rebates	(2,533)		(2,533)	(6.0)
Non-US-specific healthcare plans and program rebates	(1,238)	(762)	(2,000)	(4.7)
Non-healthcare plans and program-related rebates, returns and other deductions	(2,831)	(1,751)	(4,582)	(10.8)

Total Innovative Medicines gross to net sales adjustments	(6,602)	(2,513)	(9,115)	(21.5)

Innovative Medicines net sales 2015			33,345	78.5

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

Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment

        We review long-lived intangible assets and property, plant and equipment for impairment whenever events or changes in circumstance indicate that the asset's balance sheet carrying amount may not be recoverable. Goodwill, the Alcon brand name and other currently not amortized intangible assets are reviewed for impairment at least annually.

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

  –
  behavior of competitors (launch of competing products, marketing initiatives, etc.);

  –
  probability of obtaining regulatory approvals;

  –
  future tax rates;

  –
  appropriate royalty rate for the Alcon brand name;

  –
  appropriate terminal growth rate; and

  –
  appropriate discount rate.

        Due to the above factors and those further described in "Note 1. Significant accounting policies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using discounting techniques.

        The recoverable amount of the grouping of cash generating units to which goodwill and indefinite life intangible assets are allocated is based on fair value less costs of disposal. The valuations are derived from applying discounted future cash flows based on key assumptions, including the terminal growth rate and discount rate. For additional information see "Note 10. Goodwill and intangible assets" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        In 2017, intangible asset impairment charges of $709 million were recognized, of which $591 million was recorded in the Innovative Medicines Division, $61 million in the Sandoz Division, and $57 million in the Alcon Division.

        In 2016, intangible asset impairment charges for continuing operations of $591 million were recognized, of which $522 million was recorded in the Innovative Medicines Division, $65 million in the Sandoz Division, and $4 million in the Alcon Division.

        In 2017 and in 2016, there were no reversals of prior-year impairment charges.

        Goodwill and other intangible assets represent a significant part of our consolidated balance sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated, impairment evaluation could lead to material impairment charges in the future. For more information, see "Note 10. Goodwill and intangible assets" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        Additionally, net impairment charges for property, plant and equipment during 2017 amounted to $157 million (2016: $102 million).

Trade Receivables

        Trade receivables are initially recognized at their invoiced amounts including any related sales taxes less adjustments for estimated revenue deductions such as rebates, charge-backs and cash discounts.

        Provisions for doubtful trade receivables are established once there is an indication that it is likely that a loss will be incurred. These provisions represent the difference between the trade receivable's carrying amount in the consolidated balance sheet and the estimated net collectible amount. Significant financial difficulties of a customer, such as probability of bankruptcy, financial reorganization, default or delinquency in payments are considered indicators that recovery of the trade receivable is doubtful. Trade receivable balances include sales to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions in Greece, Italy, Portugal, Spain, Brazil, Russia, Saudi Arabia, Turkey and other countries, and evaluates trade receivables in these countries for potential collection risks. Substantially all of the trade receivables overdue from Greece, Italy, Portugal, Spain and Saudi Arabia are due directly from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these countries have resulted in, and may continue to result in an increase in the average length of time that it takes to collect these trade receivables and may require Novartis to re-evaluate the collectability of these trade receivables in future periods.

Contingent Consideration

        In a business combination or divestment of a business, it is necessary to recognize contingent future payments to previous owners representing contractually defined potential amounts as a liability or asset. Usually for Novartis these are linked to milestone or royalty payments related to certain assets and are recognized as a financial liability or financial asset at their fair value, which is then re-measured at each subsequent reporting date. These estimations typically depend on factors such as technical milestones or market performance and are adjusted for the probability of their likelihood of payment, and if material, are appropriately discounted to reflect the impact of time.

        Changes in the fair value of contingent consideration liabilities in subsequent periods are recognized in the consolidated income statement in "Cost of goods sold" for currently marketed products and in "Research & Development" for In-Process Research and Development (IPR&D). Changes in contingent consideration assets are recognized in "Other income" or "Other expense", depending on its nature.

        The effect of unwinding the discount over time is recognized for contingent liabilities in "Interest expense" and for contingent assets in "other financial income and expense" in the consolidated income statement.

Impairment of Associated Companies Accounted for at Equity

        Novartis considers investments in associated companies for impairment evaluation whenever objective evidence indicates the net investment may be impaired, including when a quoted share price indicates a fair value less than the per-share balance sheet carrying value for the investment.

        If the recoverable amount of the investment is estimated to be lower than the balance sheet carrying amount an impairment charge is recognized for the difference in the consolidated income statement under "Income from associated companies".

Retirement and Other Post-Employment Benefit Plans

        We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our current and former associates. For post-employment plans with defined benefit obligations, we are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the interest rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information such as withdrawal and mortality rates in connection with these estimates.

        Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants among other factors. For example, in 2017, a decrease in the interest rate we apply in determining the present value of the defined benefit obligations of one-quarter of one percent would have increased our year-end defined benefit pension obligation for plans in Switzerland, United States, United Kingdom, Germany and Japan, which represent 94% of the Group total defined benefit pension obligation, by approximately $0.8 billion. Similarly, if the 2017 interest rate had been one quarter of one percentage point lower than actually assumed, the net periodic pension cost for pension plans in these countries, which represent about 82% of the Group's total net periodic pension cost for pension plans, would have increased by approximately $23 million. Depending on events, such differences could have a material effect on our total equity. For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see "Note 24. Post-employment benefits for associates" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

Provisions and Contingencies

        A number of Group companies are involved in various government investigations and legal proceedings (intellectual property, sales and marketing practices, product liability, commercial, employment and wrongful discharge, environmental claims, etc.) arising out of the normal conduct of their businesses. For more information, see "Note 19. Provisions and other non-current liabilities" and "Note 27. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        We record provisions for legal proceedings when it is probable that a liability has been incurred and the amount can be reliably estimated. These provisions are adjusted periodically as assessments change or additional information becomes available. For significant product liability cases, the provision is actuarially determined based on factors such as past experience, amount and number of claims reported, and estimates of claims incurred but not yet reported.

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

Healthcare Contributions

        In many countries, our subsidiaries are required to make contributions to the countries' healthcare costs as part of programs other than the ones mentioned above under deductions from revenues. The amounts to be paid depend on various criteria such as the subsidiary's market share or sales volume compared to certain targets. Considerable judgment is required in estimating these contributions, as not all data is available when the estimates need to be made.

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

        In addition, effective 2013, the United States government implemented a medical device sales tax that is levied on the Alcon Division's United States sales of products which that considered surgical devices under the law. This medical device tax is initially included in the cost of inventory as, for Alcon, the tax is usually levied on intercompany sales. It is expensed as cost of goods sold when the inventory is sold to third parties. In December 2015, Congress enacted a law that included a two-year moratorium on applying the medical device excise tax, which expired on December 31, 2017. On January 22, 2018, the US Congress extended the moratorium for an additional two years.

Taxes

        We prepare and file our tax returns based on an interpretation of tax laws and regulations, and we record estimates based on these judgments and interpretations. Our tax returns are subject to examination by the competent taxing authorities, which may result in an assessment being made requiring payments of additional tax, interest or penalties. Since Novartis uses its intellectual property globally to deliver goods and services, the transfer prices within the Group as well as arrangements between subsidiaries to finance research and development and other activities may be challenged by the national tax authorities in any of the jurisdictions in which Novartis operates. Therefore, inherent uncertainties exist in our estimates of our tax positions, but we believe that our estimated amounts for current and deferred tax assets or liabilities, including any amounts related to any uncertain tax positions, are appropriate based on currently known facts and circumstances.

New Accounting Pronouncements

        See "Note 1. Significant accounting policies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

Internal Control Over Financial Reporting

        The Group's management has assessed the effectiveness of internal control over financial reporting. The Group's independent statutory auditor also issued an opinion on the effectiveness of internal control over financial reporting. Both the Group's management and its external auditors concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017.

FACTORS AFFECTING RESULTS OF OPERATIONS

Transformational Changes Fueling Demand

Accelerating biomedical innovation

        We are seeing an explosion of innovation in medical science. Better understanding of the molecular mechanisms of disease, coupled with new types of therapies, promises to yield powerful new medicines for patients. The trend toward patient-specific precision treatments will likely accelerate.

        Further advances in molecular biology, which has been a mainstay of research for decades, will continue to yield results. Scientists contributing to the Human Protein Atlas have identified about 1 800 proteins that they believe are possible targets for drugs. So far, only about 600 of them are actually targeted by currently approved therapies. In addition, new molecular techniques, such as gene editing, personalized cell therapies and harnessing the cell's own waste disposal system, could open new treatment opportunities—including ones that go beyond what has been possible using today's drugs.

        The advent of digital technologies as therapeutic aids is also starting to alter the conventional notion of medical treatment. For instance, mobile applications that aim to treat substance abuse and help diabetics manage their disease have received clearance from the US Food and Drug Administration (FDA). Combining traditional medicines with digital technology that helps patients follow healthy behaviors holds great promise for improving the quality of care as well as treatment outcomes for patients.

Transforming how doctors diagnose and treat diseases

        Although the digital revolution has been relatively slow to arrive in healthcare, it is gaining momentum and will likely bring radical change in the coming years.

        A growing proliferation of sensor technology is helping researchers and doctors gather increasing amounts of information about patients' health and how they respond to treatment. Care providers are starting to mine healthcare data using a combination of statistical methods and artificial intelligence to flag emerging medical problems and help physicians diagnose and treat patients. In fact, a recent study found that computers already have an edge over doctors in their ability to predict the likelihood that a patient will have a heart attack over a 10-year period, based on an evaluation of risk factors.

        Patients, armed with greater access to their own medical data, will likely play a more active role in preventing diseases and managing their own care when they become ill. The role of physicians and other care providers will likely also evolve as they help educate patients on treatment options and steer patients toward the most effective choices.

Transforming drug research and development

        Digital technology may also increasingly improve the efficiency and effectiveness of researching and developing potential new therapies. The marriage of data and artificial intelligence will enable complex biological simulations that complement human scientific ingenuity. Such tools are already being considered by the FDA as replacements for preclinical animal studies to assess toxicity in potential new medicines. As digital tools become more widespread, they may be able to shorten research times and improve the likelihood that experimental drugs will prove safe and effective.

        This surge in medical innovation will likely occur in an increasingly diverse and fragmented research environment, with new advances coming from a variety of sources—sometimes unexpected ones. Molecular biology may intersect with other disciplines, from engineering to computer science, to advance the practice of medicine. And we expect there will be greater diversity in funding for research. Already we see governments, companies and venture capitalists increasingly supporting academic researchers' efforts to advance promising experimental therapies.

        All of these factors are contributing to greater competition at the forefront of innovation in medical science. One upshot is that medicines will likely be held to a higher standard of efficacy in the future.

Aging populations

        While accelerating medical innovation could help tame some of the devastating diseases that still plague humanity, other trends in society pose significant challenges. Rapidly aging populations continue to put pressure on health systems around the world.

        People are living longer and the worldwide elderly population continues to grow at a rapid pace. The number of people in the world over age 60 will reach about 1.4 billion by 2030, according to projections by the United Nations, up from less than 1 billion today. Aging populations, in addition to rapid urbanization and changing lifestyles in the developing world, are contributing to increased prevalence of chronic ailments such as heart disease and cancer.

        At the same time, many countries are working to expand access to healthcare. For example, China recently expanded reimbursement of some medicines.

        These factors are driving higher healthcare spending, which is expected to grow at an annual rate of 4.3% between 2015 and 2020, reaching a total of $8.7 trillion worldwide, projects the Economist Intelligence Unit. By 2020, about half of that spending is expected to go toward treating the three leading causes of death worldwide: cardiovascular disease, cancer and respiratory disease.

        To keep costs in check, governments and health insurers are already employing a variety of tactics, including increasing the use of generics and biosimilars, imposing price cuts, and limiting access to some innovative therapies. The pharmaceutical industry is also playing a role, exploring new pricing models and delivering innovative new treatments that maximize benefits for patients.

Better health outcomes for patients

        In pursuit of greater efficiency and effectiveness, some healthcare systems are also expediting the transition from a system based on fees for services toward one based on reimbursement for specific health outcomes in patients. In the US, for instance, a new law came into effect in 2017 that aims to tie reimbursement more closely to quality and health outcomes for some elderly patients.

        As the transition accelerates, we expect health systems will increasingly find ways to discourage the use of medical treatments that bring little or no value for patients or healthcare systems. In parallel, they will likely place greater value on treatments that delay the progression of disease or that help avoid events requiring expensive acute care, such as heart attacks.

        With people living longer and retirement ages rising, we also anticipate countries and health systems will put greater emphasis on keeping people fit and productive later in life. And we think there will be growing emphasis on maintaining quality of life as people age, with less focus on extending life by a few more months.

        For more detailed discussion about the risks facing Novartis and what we're doing to mitigate them, see "—Increasingly Challenging Business Environment" below.

        We think the trends driving changes in healthcare will bring new opportunities for Novartis, as well as new challenges. And we believe the changes now underway in our industry raise the importance of delivering true innovation that produces better health outcomes for patients and health systems, with greater efficiency.

Increasingly Challenging Business Environment

Loss of exclusivity for patented products

        Pharmaceutical companies routinely face generic competition when their products lose patent or other intellectual property protection, and Novartis is no exception. Major products of our Innovative Medicines Division, as well as certain products of our Alcon and Sandoz Divisions, are protected by patent or other intellectual property rights, allowing us to exclusively market those products. The loss of exclusivity has had, and will continue to have, an adverse effect on our results. In 2017, the impact of generic competition on our net sales amounted to approximately $2.0 billion.

        Some of our best-selling products face or are expected to face considerable competition due to the expiration of patent or other intellectual property protection. For example, we faced generic competition for Gleevec/Glivec in the United States, European Union and Japan throughout 2017, which will continue. Patent protection for our Sandostatin products has expired and generic versions of Sandostatin SC are available in the United States, European Union and Japan. Diovan and Co-Diovan/Diovan HCT, which had long been our best-selling products, have generic competitors in the United States, European Union and Japan. Looking forward, intellectual property protecting a number of our major products will expire at various times in the coming years, raising the likelihood of further generic competition. Among our products expected to begin losing intellectual property in key countries during the next three years are Gilenya, our everolimus products (Afinitor/Votubia and Certican/Zortress), Exjade/Jadenu and Lucentis.

        To counter the impact of patent expirations, we continuously invest in R&D to rejuvenate our portfolio. For example, in 2017, we invested 18.3% of total net sales in R&D. One measure of the output of our efforts is the performance of our growth drivers, including Cosentyx and Entresto, the launches of Kisqali, Kymriah and Rydapt in 2017, and the newly launched Sandoz biosimilars. Novartis also has a number of late-stage product candidates in its pipeline with the potential to come to market in the next few years.

Ability to deliver new products

        Our ability to maintain and grow our business and to replace revenue and income lost to generic and other competition depends in part on the success of our R&D activities in identifying and developing new treatments, that address unmet medical needs, are accepted by patients and physicians, and are reimbursed by payors.

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

        In addition, as healthcare costs continue to rise, governments and payors around the world are increasingly focused on health outcomes, rewarding new products that represent truly breakthrough innovation versus those that offer an incremental benefit over other products in the same therapeutic class. This has led to requests for more clinical trial data than has been required in the past, the inclusion of significantly higher numbers of patients in clinical trials, and more detailed analyses of the trials. As a result, despite significant efforts by health authorities such as the FDA to accelerate the development of new drugs, the already lengthy and expensive process of obtaining regulatory approvals and reimbursement for pharmaceutical products has become even more challenging.

        Our Sandoz Division faces similar challenges, particularly in the development of biosimilars. While Sandoz was a pioneer in introducing biosimilars to the European market in 2006, and was the first company to win approval for a biosimilar under the new regulatory pathway in the United States in 2015, many countries still lack fully developed regulatory frameworks for the development and approval of biosimilars. Further delays in establishing regulatory frameworks, or any other difficulties that may arise in the development or marketing of biosimilars, could put at risk the significant investments that Sandoz has made, and will continue to make, in this area.

        Our Alcon Division faces medical device development and approval processes that are often similarly difficult. As part of its growth plan, Alcon has taken steps to accelerate innovation. It has started to see the results of its efforts, with the approval and launch of intraocular lens innovations in 2016 and 2017, including Clareon and PanOptix IOLs, AutonoMe and Ultrasert IOL delivery systems, and, ReSTOR Toric IOL with ACTIVEFOCUS optical design, as well as CyPass micro-stent and a multifocal version of Dailies Total1. But there is no certainty that Alcon will continue to be successful in these efforts, and if it is not, there could be a material adverse effect on the success of the Alcon Division, and on the Group as a whole.

        In spite of our significant investments, there can be no guarantee that our R&D activities will produce commercially viable new products that will enable us to grow our business and replace revenue and income lost to competition.

Commercial success of key products

        Our ability to grow depends not only on our pipeline delivery, but also on our commercial success, particularly with respect to our key growth drivers, which we consider to be an indicator of our ability to renew our portfolio. The commercial success of these products could be impacted at any time by a number of factors, including new competitors, changes in doctors' prescribing habits, pricing pressure, manufacturing issues, and loss of intellectual property protection. In addition, our revenue could be significantly impacted by the timing and rate of commercial acceptance of new products.

        All of our businesses face intense competition from new products and scientific advances from competitors. Physicians, patients and payors may choose competitor products instead of ours if they perceive them to be better in terms of efficacy, safety, cost or convenience.

        In particular, our Alcon Division and our US Sandoz business each has suffered declines in sales and profits in recent years due at least in part to increased competition for its products, although Alcon's results improved in 2017, returning to growth. There can be no certainty either that Sandoz US sales will recover, or that Alcon's improved results will be repeated in the coming years. In any event, such competition and the costs of our efforts to improve these businesses' performance, as well as other factors, can be expected to affect the business, financial condition or results of operations of these organizations, at least in the near term. In addition, despite the devotion of significant resources to our efforts to improve the performance of Alcon and Sandoz US, those efforts may ultimately prove insufficient.

Pricing and reimbursement

        Around the world, governments and payors continue to struggle with rising healthcare costs as aging populations contribute to increased prevalence of chronic diseases. There have also been examples of significant controversies about prices for pharmaceuticals that some members of the public have considered excessive. These factors have intensified the pressures we face regarding the prices we charge for our drugs, and our ability to establish satisfactory rates of reimbursement for our products by governments, insurers and other payors.

        In our Sandoz Division, for example, sales declined in 2017 due to intense industry pricing pressure in the US. Sales growth outside the United States was unable to fully compensate.

        We expect scrutiny to continue in 2018, and the following years, as governments and insurers around the world strive to reduce healthcare costs through steps such as restricting access to higher-priced new medicines, increasing coinsurance or copays owed by patients for medicines, increasing the use of generics, and imposing price cuts. In this environment, we believe it is more important than ever to demonstrate the value that true innovation brings to the healthcare system.

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

Business practices

        In recent years, there has been a trend of increasing government investigations and litigation against companies operating in our industry, including in the United States and other countries. We are obligated to comply with the laws of all countries in which we operate, as well as any new requirements that may be imposed upon us. But beyond legal requirements, we strive to meet evolving public expectations for ethical behavior. We have a significant global compliance program in place, and we devote substantial time and resources to efforts to ensure that our business is conducted in a legal and publicly acceptable manner. Despite these efforts, any failure to comply with the law could lead to substantial liabilities that may not be covered by insurance and could affect our business and reputation.

        Governments and regulatory authorities worldwide are also increasingly challenging practices previously considered to be legal and compliant. For example, sponsoring doctors to attend medical conferences has long been used by pharmaceutical companies to help raise awareness of the latest advances in medicine. One of our goals in 2017 was to find better and more inclusive ways to reach a broader cross-section of this community. We have therefore started to employ technology to supplement face-to-face meetings and bring the experience of international congresses to the local level.

        Responding to these challenges and new regulations is costly. Investigations and litigation may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and potentially lead to large damage payments and agreements intended to regulate company behavior. This is why we continued to strengthen the Integrity & Compliance function in 2017. The function now has 473 employees and is headed by our Chief Ethics and Compliance Officer, who reports directly to the CEO of Novartis. The Chief Ethics and Compliance Officer is also Head of Litigation, reporting to the Group General Counsel of Novartis. By bringing the Integrity & Compliance and Legal functions closer together, we can evaluate facts that might be at issue in lawsuits to determine if additional compliance actions or policies are warranted. We expect this will help us constantly improve our compliance activities.

Supply continuity

        The production of pharmaceutical products and medical devices can be highly complex, and any manufacturing issue compromising supply or quality could have serious consequences for the health of patients. For this reason, there are strict regulatory requirements surrounding our manufacturing processes, which, in addition to our own high quality standards, introduce a greater chance for disruptions and liabilities. Any significant failure by us or our third party suppliers to comply with these requirements or the health authorities' expectations, may cause us to shut down the production facilities or production lines. Alternately, we may be forced to shut them down by a government health authority.

        Beyond regulatory requirements, many of our products involve technically sophisticated manufacturing processes or require specialized raw materials. For example, biologic products, produced from living plant or animal micro-organisms comprise a significant portion of our product portfolio. For biologic products, slight deviations in the production process could lead to production failures or recalls. Our portfolio also includes a number of sterile products such as oncology treatments, which are technically complex to manufacture and require strict environmental controls. There is a greater chance of production failures and supply interruptions for such products.

        Given the complexity of our manufacturing processes, we have worked for several years to adopt a single high-quality standard across the company. We believe these efforts are having an impact. The results of inspections by regulatory agencies in 2017 were consistent with the year before. Out of a total of 217 inspections, all but two (99%) were without major findings.

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

        There is also a risk that certain countries could take steps that could significantly impact the value of their currencies, such as withdrawing from trade agreements or common currencies. In addition, countries facing local financial difficulties, including countries experiencing high inflation rates and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Such exchange controls could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries.

        To mitigate the risk posed by foreign exchange fluctuations, we engage in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity.

Intangible assets and goodwill

        We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, primarily due to acquisitions, including the acquisition of Alcon and the oncology assets acquired from GSK. As a result, we may incur significant impairment charges if the fair value of intangible assets and groupings of cash generating units containing goodwill are less than their carrying value on the Group's consolidated balance sheet at any point in time.

        We regularly review our long-lived intangible and tangible assets for impairment. In 2017, for example, we recorded intangible asset impairment charges of $709 million, including the cost of discontinuing the development of RLX030 (serelaxin). Impairment testing may lead to additional impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition.

Tax

        Our worldwide operations are taxed under the laws of the jurisdictions in which we operate. However, the integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including disputes relating to transfer pricing. The majority of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untried, and can be expected to be very lengthy.

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

        At the same time, the European Commission is finalizing its Anti Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. The European Commission also continues to extend the application of its policies seeking to limit fiscal aid by Member States to particular companies, and the related investigation of the Member States' practices regarding the issuance of rulings on tax matters relating to individual companies.

        These OECD and EU tax reform initiatives also need local country implementation, including in our home country of Switzerland, which may result in significant changes to established tax principles. Although we have taken steps to be in compliance with the evolving OECD and EU tax initiatives, and will continue to do so, significant uncertainties remain as to the outcome of these efforts.

        In addition, in the United States, the president on December 22, 2017, signed into law the Tax Cuts and Jobs Act of 2017, which includes substantial changes to the US taxation of individuals and businesses. Although the new law substantially decreased tax rates applicable to corporations, we do not yet know what all of the consequences of this new statute will be, including whether the law will have any unintended consequences. In particular, significant uncertainties remain as to how the US government will implement the new law, including with respect to the tax qualification of interest deductions, the concept of a territorial tax regime, royalty payments and cost of goods sold.

        In general, such tax reform efforts, including with respect to tax base or rate, transfer pricing, intercompany dividends, cross border transactions, controlled corporations, and limitations on tax relief allowed on the interest on intercompany debt, will require us to continually assess our organizational structure against tax policy trends, and could lead to an increased risk of international tax disputes and an increase in our effective tax rate, and could adversely affect our financial results.

IT security, data integrity and data privacy

        We are heavily dependent on critical, complex and interdependent information technology (IT) systems, including internet-based systems, to support business processes.

        The size and complexity of our IT systems, and in some instances their age, make them potentially vulnerable to external and internal security incidents, breakdowns, malicious intrusions, cybercrimes, including State-sponsored cybercrimes, malware, misplaced and lost data, programming and human errors, and other similar events. Although we have devoted and continue to devote significant resources and management attention to cybersecurity and to business continuity efforts, like many companies, we have experienced certain of these events and expect to continue to experience them in the future, as the external cyber-attack threaat only keeps growing. We believe that the data security incidents we have experienced to date have not resulted in significant disruptions to our operations, and have not had a significant adverse effect on our results of operations, or on third parties. However, we may not be able to prevent breakdowns or breaches in our systems and we may not be able to prevent such events from having a material adverse effect on our business, financial condition, results of operation, or reputation.

        In addition, our routine business operations, including through the use of information technologies such as the Internet, social media, mobile technologies, and technology-based medical devices, increasingly involve our gathering personal information (including sensitive personal information) about patients, vendors, customers, employees, collaborators and others. Breaches of our systems or those of our third-party contractors, or other failures to protect such information, could expose such people's personal information to unauthorized persons. Any such event could give rise to significant potential liability and reputational harm, including potentially substantial monetary penalties. We also make significant efforts to ensure that any international transfers of personal data are done in compliance with applicable law. Any additional restraints that may be placed on our ability to transfer such data could have a material adverse effect on our business, financial condition, results of operations and reputation.

Transformational technologies and business models

        Rapid progress in digital technologies and in the development of new business models is substantially transforming numerous industries around the world, while sometimes quickly rendering established businesses uncompetitive or obsolete. To take advantage of these opportunities, Novartis has embarked upon a digital transformation strategy, with the goal of making Novartis an industry leader in leveraging advanced analytics and other new technologies. At the same time, there is a risk that other companies with specialized expertise or business models may enter the healthcare field, potentially disrupting our relationships with patients, healthcare professionals, customers, distributors and suppliers, with unknown potential consequences for us.

        If we should fail to succeed in our efforts at a digital transformation of our company, then there is a risk that we may fail to create the innovative new products, tools or techniques that such technologies may make possible, or may fail to create them as quickly and efficiently as such technologies may enable. We may also lose opportunities to engage with our stakeholders and to profit from improved business processes, and may lose the resources devoted to these efforts to transform our business. At the same time, should third parties successfully enter the healthcare field with disruptive new technologies or business models, then we potentially may see our business supplanted in whole or in part by these new entrants.

Approach to Risk Management

        The Risk Committee of the Board ensures the Group has implemented an appropriate and effective risk management system and process. It reviews with management and Internal Audit the identification, prioritization and management of the risks, the accountabilities and roles of the functions involved in risk management, the risk portfolio and the related actions implemented by management. The Risk Committee informs the Board of Directors on a periodic basis.

        The Group Risk Office coordinates and aligns the risk management processes, and reports to the Risk Committee on a regular basis on risk assessment and risk management. Organizational and process measures have been designed to identify and mitigate risks at an early stage. Organizationally, the responsibility for risk assessment and management is allocated to the divisions, organizational units, and functions, with specialized Corporate functions, such as Group Finance, Group Legal, Group Quality Assurance, Corporate Health, Safety and Environment, Business Continuity Management, Integrity & Compliance and the Business Practices Office providing support and controlling the effectiveness of risk management in these areas.

        Financial risk management is described in more detail in "Note 28. Financial instruments—additional disclosures" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

NON-IFRS MEASURES AS DEFINTED BY NOVARTIS

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

Core Results

        The Group's core results—including core operating income, core net income and core earnings per share—exclude fully the amortization and impairment charges of intangible assets, except software, and certain acquisition-related items. The following items that exceed a threshold of $25 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $25 million threshold.

        Novartis believes that investor understanding of the Group's performance is enhanced by disclosing core measures of performance since they exclude items that can vary significantly from year to year, the core measures enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group's performance.

        The following are examples of how these core measures are utilized:

  –
  In addition to monthly reports containing financial information prepared under IFRS, senior management receives a monthly analysis incorporating these core measures.

  –
  Annual budgets are prepared for both IFRS and core measures.

        A limitation of the core measures is that they provide a view of the Group's operations without including all events during a period, such as the effects of an acquisition, divestments, or amortization/impairments of purchased intangible assets and restructurings.

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

        We calculate constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.

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

Free Cash Flow

        Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

        Novartis defines free cash flow as cash flow from operating activities and cash flow associated with the purchase or sale of property, plant and equipment, as well as intangible, other non-current and financial assets, excluding marketable securities. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies or related acquisitions or divestments of subsidiaries.

Net Debt

        Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Net debt is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS.

        Novartis defines net debt as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments.

Novartis Cash Value Added

        Novartis Cash Value Added (NCVA) is a metric that is based on what the company assesses to be its cash flow return less a capital charge on gross operating assets. NCVA is used as the primary internal financial measure for determining payouts under the Long-Term Performance Plan introduced in 2014.

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

	2017	2016	Change
	$ m	$ m	$ m
Operating income	8,629	8,268	361
Depreciation of property, plant & equipment	1,520	1,489	31
Amortization of intangible assets	3,690	3,861	(171)
Impairments of property, plant & equipment, and intangible assets	866	693	173

EBITDA	14,705	14,311	394

Enterprise value

        Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Group's liquidity.

	Dec 31, 2017	Dec 31, 2016	Change
	$ m	$ m	$ m
Market capitalization	195,541	172,048	23,493
Non-controlling interests	59	59	0
Financial debts and derivatives	28,532	23,802	4,730
Liquidity	(9,485)	(7,777)	(1,708)

Enterprise value	214,647	188,132	26,515

Enterprise value/EBITDA	15	13

2017 AND 2016 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS

	Innovative Medicines		Sandoz		Alcon		Corporate		Group
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
IFRS Operating income	7,782	7,426	1,368	1,445	(190)	(132)	(331)	(471)	8,629	8,268

Amortization of intangible assets	2,243	2,440	454	460	901	901			3,598	3,801

Impairments
Intangible assets	591	522	61	65	57	4			709	591
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	7	1	60	(7)					67	(6)
Other property, plant & equipment	77	76	13	8					90	84
Financial assets		18			29		197	99	226	117

Total impairment charges	675	617	134	66	86	4	197	99	1,092	786
Acquisition or divestment of businesses and related items ..
—Income	(2)	(68)					(115)	(229)	(117)	(297)
—Expense	32	41					130	223	162	264

Total acquisition or divestment of businesses and related items, net	30	(27)					15	(6)	45	(33)

Other items
Divestment gains	(368)	(608)		(6)				(48)	(368)	(662)
Restructuring and related items
—Income	(53)	(41)	(7)	(23)	(4)	(4)	(1)	(5)	(65)	(73)
—Expense	268	418	134	123	34	33	29	65	465	639
Legal-related items
—Income	(21)	(99)							(21)	(99)
—Expense	35	205			61				96	205
Additional income	(534)	(61)	(3)		(51)	(13)	(372)	(22)	(960)	(96)
Additional expense	273	84		6	20	61	46	100	339	251

Total other items	(400)	(102)	124	100	60	77	(298)	90	(514)	165

Total adjustments	2,548	2,928	712	626	1,047	982	(86)	183	4,221	4,719

Core operating income	10,330	10,354	2,080	2,071	857	850	(417)	(288)	12,850	12,987

as % of net sales	31.3%	31.8%	20.7%	20.4%	14.2%	14.6%			26.2%	26.8%
Income from associated companies	(1)		23	6			1,086	697	1,108	703
Core adjustments to income from associated companies, net of tax	1						226	431	227	431
Interest expense									(777)	(707)
Other financial income and expense(1)									39	(99)
Taxes, adjusted for above items (core taxes)									(2,056)	(2,001)

Core net income									11,391	11,314

Core net income attributable to shareholders of Novartis AG									11,391	11,307

Core basic EPS ($)(2)									4.86	4.75

(1)
Adjusted for charges of $0.3 billion in 2016 related mainly to devaluation losses in Venezuela.

(2)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2016 AND 2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS

	Innovative Medicines(1)
			Sandoz		Alcon
							Corporate		Group
		2015 restated(2)		2015 restated(2)		2015 restated(2)
	2016		2016		2016		2016	2015	2016	2015
	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
IFRS Operating income from continuing operations	7,426	7,815	1,445	1,300	(132)	281	(471)	(419)	8,268	8,977

Amortization of intangible assets	2,440	2,367	460	447	901	895			3,801	3,709

Impairments
Intangible assets	522	138	65	27	4	1			591	166
Property, plant & equipment related to the Group-wide rationalization of manufacturing sites	1	6	(7)	83					(6)	89
Other property, plant & equipment	76	(45)	8	14		1		21	84	(9)
Financial assets	18	32					99	91	117	123

Total impairment charges	617	131	66	124	4	2	99	112	786	369

Acquisition or divestment of businesses and related items
—Income	(68)	(22)		(1)			(229)	(260)	(297)	(283)
—Expense	41	214		1			223	250	264	465

Total acquisition or divestment of businesses and related items, net	(27)	192		0			(6)	(10)	(33)	182

Other items
Divestment gains	(608)	(626)	(6)				(48)	(54)	(662)	(680)
Restructuring items
—Income	(41)	(30)	(23)		(4)	(4)	(5)	(5)	(73)	(39)
—Expense	418	422	123	121	33	29	65	57	639	629
Legal-related items
—Income	(99)								(99)
—Expense	205	578		40		4		(30)	205	592
Additional income	(61)	(119)		(2)	(13)	(5)	(22)	(68)	(96)	(194)
Additional expense	84	132	6	15	61	33	100	65	251	245

Total other items	(102)	357	100	174	77	57	90	(35)	165	553

Total adjustments	2,928	3,047	626	745	982	954	183	67	4,719	4,813

Core operating income from continuing operations	10,354	10,862	2,071	2,045	850	1,235	(288)	(352)	12,987	13,790

as % of net sales	31.8%	32.6%	20.4%	20.3%	14.6%	20.6%			26.8%	27.9%
Income from associated companies			6	2			697	264	703	266
Core adjustments to income from associated companies, net of tax							431	715	431	715
Interest expense									(707)	(655)
Other financial income and expense(3)									(99)	(24)
Taxes, adjusted for above items (core taxes)									(2,001)	(2,051)

Core net income from continuing operations									11,314	12,041
Core net loss from discontinued operations(4)										(256)

Core net income									11,314	11,785

Core net income attributable to shareholders of Novartis AG									11,307	11,774

Core basic EPS from continuing operations ($)(5)									4.75	5.01
Core basic EPS from discontinued operations ($)(5)										(0.11)

Total Core basic EPS ($)(5)									4.75	4.90

(1)
Formerly named the Pharmaceuticals Division.

(2)
Restated to reflect the new divisional structures and product transfers between divisions, announced on January 27, 2016.

(3)
Adjusted for charges of $0.3 billion related mainly to Venezuela subsidiaries (2015: $0.4 billion).

(4)
For details on 2015 discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 Reconciliation of IFRS Results to Core Results—Group Discontinued Operations".

(5)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2017, 2016 AND 2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—GROUP

2017	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment of businesses and related items(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	32,960	3,401	92		125	36,578

Operating income	8,629	3,598	1,092	45	(514)	12,850

Income before taxes	8,999	3,974	1,093	45	(664)	13,447

Taxes(5)	(1,296)					(2,056)

Net income	7,703					11,391

Basic EPS ($)(6)	3.28					4.86

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(17,175)	3,401	92		125	(13,557)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(12,861)				(4)	(12,865)
Research & Development	(8,972)	197	680		(218)	(8,313)
General & Administration	(2,136)				1	(2,135)
Other income	1,969		(9)	(117)	(1,065)	778
Other expense	(2,331)		329	162	647	(1,193)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	1,108	376	1		(150)	1,335

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Income from associated companies includes $376 million for the Novartis share of the estimated Roche core items.

(2)
Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development and Other expense include impairment charges related to financial assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

(3)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

(4)
Other items: Cost of goods sold, Other Income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Cost of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include legal-related items; Other income also includes a gain from a Swiss pension plan amendment, product and financial asset divestment gains, a partial reversal of a prior period charge, an income from a settlement of a contract dispute and a fair value adjustment to contingent consideration sales milestone receivables; Other expense also includes a provision for contract termination costs, a charge for onerous contracts and an amendment to the Swiss Pension Plan; Income from associated companies includes an adjustment of $150 million for the Novartis share of the estimated GSK Consumer Healthcare Holdings Ltd. core items.

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of $4.4 billion to arrive at the core results before tax amounts to $760 million. The average tax rate on the adjustments is 17.1%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment of businesses and related items(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	31,916	3,758	96		36	35,806

Operating income	8,268	3,801	786	(33)	165	12,987

Income before taxes	7,817	4,097	786	(33)	648	13,315

Taxes(5)	(1,119)					(2,001)

Net income	6,698					11,314

Basic EPS ($)(6)	2.82					4.75

The following are adjustments to arrive at Core Gross Profit
Other revenues	918				(50)	868
Cost of goods sold	(17,520)	3,758	96		86	(13,580)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(11,998)				7	(11,991)
Research & Development	(9,039)	43	495		99	(8,402)
General & Administration	(2,194)				74	(2,120)
Other income	1,927		(10)	(297)	(867)	753
Other expense	(2,344)		205	264	816	(1,059)

The following are adjustments to arrive at Core Income before taxes
Income from associated companies	703	296			135	1,134
Other financial income and expense	(447)				348	(99)

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

(3)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation; Other income also includes a gain from the revaluation of a previously held financial investment in a newly acquired company.

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

(5)
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of $5.5 billion to arrive at the core results before tax amounts to $882 million. The average tax rate on the adjustments is 16.0%.

(6)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2015	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment of businesses and related items(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit from continuing operations	32,983	3,666	126		125	36,900

Operating income from continuing operations	8,977	3,709	369	182	553	13,790

Income before taxes from continuing operations	8,134	4,132	369	182	1,275	14,092

Taxes from continuing operations(5)	(1,106)					(2,051)

Net income from continuing operations	7,028					12,041
Net income/loss from discontinued operations(6)	10,766					(256)

Net income	17,794					11,785

Basic EPS from continuing operations ($)(7)	2.92					5.01
Basic EPS from discontinued operations ($)(7)	4.48					(0.11)

Total basic EPS ($)(7)	7.40					4.90

The following are adjustments to arrive at Core Gross Profit from continuing operations
Other revenues	947				(28)	919
Cost of goods sold	(17,404)	3,666	126		153	(13,459)

The following are adjustments to arrive at Core Operating Income from continuing operations
Marketing & Sales	(11,772)				43	(11,729)
Research & Development	(8,935)	43	40		114	(8,738)
General & Administration	(2,475)				86	(2,389)
Other income	2,049		(56)	(283)	(887)	823
Other expense	(2,873)		259	465	1,072	(1,077)

The following are adjustments to arrive at Core Income before taxes from continuing operations
Income from associated companies	266	423			292	981
Other financial income and expense	(454)				430	(24)

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

(3)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.

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

(6)
For details on discontinued operations reconciliation from IFRS to core net income, please refer to "—2015 Reconciliation of IFRS Results to Core Results—Group Discontinued Operations".

(7)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2017, 2016 AND 2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—INNOVATIVE MEDICINES

2017	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment of businesses and related items(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	25,584	2,056	31		56	27,727

Operating income	7,782	2,243	675	30	(400)	10,330

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(9,007)	2,056	31		56	(6,864)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(9,089)				(4)	(9,093)
Research & Development	(7,630)	187	594		(200)	(7,049)
General & Administration	(986)				1	(985)
Other income	1,027		(9)	(2)	(665)	351
Other expense	(1,124)		59	32	412	(621)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Cost of goods sold and Research & Development include impairment charges related to intangible assets; Research & Development, Other income and Other expense include reversals and charges related to the impairment of property, plant and equipment.

(3)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income includes transitional service-fee income; Other expense includes items related to the portfolio transformation and costs related to an acquisition.

(4)
Other items: Cost of goods sold, Other Income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; Costs of goods sold, Research & Development, General & Administration, Other income and Other expense include other restructuring income and charges and related items; Marketing & Sales includes an income from the release of a provision; Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include legal-related items; Other income also includes a gain from a Swiss pension plan amendment, an income from a settlement of a contract dispute, as well as product and financial asset divestment gains; Other expense also includes a provision for contract termination costs, an amendment to the Swiss Pension Plan, a charge for onerous contracts and other charges.

2016	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Acquisition or divestment of businesses and related items(3)	Other items(4)	Core results
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	24,670	2,409	41		(11)	27,109

Operating income	7,426	2,440	617	(27)	(102)	10,354

The following are adjustments to arrive at Core Gross Profit
Other revenues	815				(50)	765
Cost of goods sold	(9,331)	2,409	41		39	(6,842)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(8,435)				7	(8,428)
Research & Development	(7,709)	31	481		85	(7,112)
Other income	1,091			(68)	(759)	264
Other expense	(1,213)		95	41	576	(501)

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

(3)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation; Other income also includes a gain from the revaluation of a previously held financial investment in a newly acquired company.

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

2015	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment of businesses and related items(4)	Other items(5)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	25,451	2,335	99		90	27,975

Operating income	7,815	2,367	131	192	357	10,862

The following are adjustments to arrive at Core Gross Profit
Other revenues	792				(28)	764
Cost of goods sold	(9,204)	2,335	99		118	(6,652)

The following are adjustments to arrive at Core Operating Income
Marketing & Sales	(8,430)				43	(8,387)
Research & Development	(7,685)	32	39		112	(7,502)
Other income	1,149		(56)	(22)	(747)	324
Other expense	(1,639)		49	214	859	(517)

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

(4)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include income and costs related to the portfolio transformation.

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

2017, 2016 AND 2015 RECONCILIATION FROM IFRS TO CORE RESULTS—SANDOZ

2017	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	4,415	454	61	69	4,999

Operating income	1,368	454	134	124	2,080

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(5,800)	454	61	69	(5,216)

The following are adjustments to arrive at Core Operating Income
Other income	204			(10)	194
Other expense	(351)		73	65	(213)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.

(2)
Impairments: Cost of goods sold includes impairment charges related to intangible assets; Other expense includes impairment charges related to property, plant and equipment.

(3)
Other items: Cost of goods sold, Other income and Other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment.

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

2015	IFRS restated results(1)	Amortization of intangible assets(2)	Impairments(3)	Acquisition or divestment of businesses and related items(4)	Other items(5)	Core restated results(1)
	$ m	$ m	$ m	$ m	$ m	$ m
Gross profit	4,379	446	27		33	4,885

Operating income	1,300	447	124		174	2,045

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(5,844)	446	27		33	(5,338)

The following are adjustments to arrive at Core Operating Income
Research & Development	(782)	1				(781)
Other income	109			(1)	(4)	104
Other expense	(381)		97	1	145	(138)

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

(4)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.

(5)
Other items: Cost of goods sold includes marketable intangible assets not capitalized; Cost of goods sold and Other expense include net restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a gain from a Swiss pension plan amendment; Other expense also includes a legal settlement.

2017, 2016 AND 2015 RECONCILIATION OF IFRS RESULTS TO CORE RESULTS—ALCON

2017	IFRS results	Amortization of intangible assets(1)	Impairments(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	2,799	891			3,690

Operating loss/income	(190)	901	86	60	857

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(3,231)	891			(2,340)

The following are adjustments to arrive at Core Operating Income
Research & Development	(568)	10	86	(18)	(490)
Other income	47			(17)	30
Other expense	(124)			95	(29)

(1)
Amortization of intangible assets: Cost of goods sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

(2)
Impairments: Research & Development includes impairment charges related to intangible and financial assets.

(3)
Other items: Research & Development includes fair value adjustments to contingent consideration liabilities; Other income and Other expense include restructuring income and charges and related items; Other income also includes a gain from a Swiss pension plan amendment and the partial reversal of a prior period charge; Other expense also includes legal-related items.

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

2017, 2016 AND 2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—CORPORATE

2017	IFRS results	Impairments(1)	Acquisition or divestment of businesses and related items(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	162				162

Operating loss	(331)	197	15	(298)	(417)

The following are adjustments to arrive at Core Operating Loss
Other income	691		(115)	(373)	203
Other expense	(732)	197	130	75	(330)

(1)
Impairments: Other expense includes impairment charges related to financial assets.

(2)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

(3)
Other items: Other income includes a fair value adjustment to contingent consideration sales milestone receivables, a Swiss pension plan amendment and other items; Other income and Other expense include restructuring income and charges and related items; Other expense also includes an amendment to the Swiss Pension Plan.

2016	IFRS results	Impairments(1)	Acquisition or divestment of businesses and related items(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	208				208

Operating loss	(471)	99	(6)	90	(288)

The following are adjustments to arrive at Core Operating Loss
General & Administration	(506)			74	(432)
Other income	603		(229)	(75)	299
Other expense	(776)	99	223	91	(363)

(1)
Impairments: Other expense includes impairment charges related to financial assets.

(2)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include transitional service-fee income and expenses and other items related to the portfolio transformation.

(3)
Other items: General & Administration, Other income and Other expense include items related to setup costs for Novartis Business Services; Other income also includes an income related to the portfolio transformation and a gain related to the sale of real estate; Other expense also includes other restructuring charges and other costs.

2015	IFRS results	Impairments(1)	Acquisition or divestment of businesses and related items(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	276				276

Operating loss	(419)	112	(10)	(35)	(352)

The following are adjustments to arrive at Core Operating Loss
General & Administration	(648)			54	(594)
Other income	737		(260)	(127)	350
Other expense	(784)	112	250	38	(384)

(1)
Impairments: Other expense includes impairment charges related to property, plant and equipment and financial assets.

(2)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income and Other expense include items related to the portfolio transformation.

(3)
Other items: General & Administration and Other expense include expenses related to setup costs for Novartis Business Services; Other income includes a gain from a Swiss pension plan amendment, a reversal of a provision and items related to portfolio transformation; Other expense also includes a credit for a legal settlement charged to the divisions.

2015 RECONCILIATION FROM IFRS RESULTS TO CORE RESULTS—GROUP DISCONTINUED OPERATIONS

2015	IFRS results	Impairments(1)	Acquisition or divestment of businesses and related items(2)	Other items(3)	Core results
	$ m	$ m	$ m	$ m	$ m
Gross profit	267			6	273

Operating income/loss	12,477	(83)	(12,627)	8	(225)

Income/loss before taxes	12,479	(83)	(12,627)	8	(223)

Taxes(4)	(1,713)				(33)

Net income/loss	10,766				(256)

EPS ($)(5)	4.48				(0.11)

The following are adjustments to arrive at Core Gross Profit
Cost of goods sold	(376)			6	(370)

The following are adjustments to arrive at Core Operating Income
Other income	13,420		(13,310)	(1)	109
Other expense	(727)	(83)	683	3	(124)

(1)
Impairments: Other expense includes the partial reversal of the influenza Vaccines business impairment charge recorded in 2014.

(2)
Acquisition or divestment of businesses and related items, including restructuring and integration charges: Other income includes gains from the divestment of Animal Health ($4.6 billion) and from the transactions with GSK ($2.8 billion for the non-influenza Vaccines business and $5.9 billion resulting from the contribution of the former Novartis OTC division into the GSK consumer healthcare joint venture in exchange for 36.5% interest in this newly created entity); Other expense includes additional transaction related expenses of $0.6 billion and other portfolio transformation related costs.

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

(5)
Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

5.B Liquidity and Capital Resources

        The following tables summarize the Group's cash flow and net debt.

	2017	2016	2015
	$ m	$ m	$ m
Cash flows from operating activities from continuing operations	12,621	11,475	12,085
Cash flows used in investing activities from continuing operations	(2,979)	(2,693)	(19,666)
Cash flows used in/from operating and investing activities from discontinued operations	(140)	(748)	8,694
Cash flows used in financing activities	(7,733)	(5,314)	(9,176)
Effect of exchange rate changes on cash and cash equivalents	84	(387)	(286)

Net change in cash and cash equivalents	1,853	2,333	(8,349)
Change in marketable securities, commodities, time deposits and derivative financial instruments	(145)	(3)	(66)
Change in current and non-current financial debts and derivative financial instruments	(4,730)	(1,871)	(1,520)

Change in net debt	(3,022)	459	(9,935)
Net debt at January 1	(16,025)	(16,484)	(6,549)

Net debt at December 31	(19,047)	(16,025)	(16,484)

CASH FLOW

Financial year 2017

        Cash flows from operating activities amounted to $12.6 billion, compared to $11.5 billion in 2016. The increase of $1.1 billion was mainly driven by favorable working capital changes, lower legal settlement payments out of provisions and lower taxes paid, partly offset by the decrease in net income adjusted for noncash items.

        Cash flows used in investing activities from continuing operations amounted to $3.0 billion in 2017. This amount included cash outflows for the purchase of property, plant and equipment of $1.7 billion, for intangible assets of $1.1 billion, for financial assets and other non-current assets of $0.5 billion and for acquisitions and divestments of businesses, net (mainly the Ziarco Group Limited and Encore Vision, Inc. acquisitions) of $0.8 billion. This was partly offset by cash inflows from the sale of property, plant and equipment, intangible assets and financial assets of $1.1 billion.

        Cash flows used in investing activities from discontinued operations, which consists of payments out of provisions related to the portfolio transformation transactions, amounted to $0.1 billion, compared to $0.7 billion in 2016, which also included capital gains taxes.

        The cash flows used in financing activities amounted to $7.7 billion, compared to $5.3 billion in 2016. The 2017 amount included cash outflows for the dividend payment of $6.5 billion and for net treasury share transactions of $5.2 billion. The net cash inflows from current and non-current financial debts of $4.0 billion were mainly from the issuance of bonds denominated in US dollar and euro for a notional amount of $3.0 billion and EUR 1.85 billion ($2.0 billion), respectively, partially offset by the repayment of current and non-current financial debt of $0.9 billion.

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

        Cash flows used in investing activities from continuing operations amounted to $2.7 billion in 2016. This amount includes cash outflows of $1.9 billion for the purchase of property, plant and equipment, $1.4 billion for intangible, financial and other non-current assets, and $0.8 billion for acquisitions and divestments of businesses, net (including the Transcend Medical, Inc. and Reprixys Pharmaceuticals Corporation acquisitions). This was offset by cash inflows of $1.3 billion of proceeds from the sale of non-current assets and $0.1 billion net proceeds from sales of marketable securities and commodities. In 2015, cash flows used in investing activities from continuing operations amounted to $19.7 billion, primarily due to the acquisition of the GSK oncology assets for $16.0 billion.

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

        Group net debt consists of:

	2017	2016	Change
	$ m	$ m	$ m
Current financial debts and derivative financial instruments	(5,308)	(5,905)	597
Non-current financial debts	(23,224)	(17,897)	(5,327)

Total financial debt	(28,532)	(23,802)	(4,730)

Less liquidity
Cash and cash equivalents	8,860	7,007	1,853
Marketable securities, commodities, time deposits and derivative financial instruments	625	770	(145)

Total liquidity	9,485	7,777	1,708

Net debt at December 31	(19,047)	(16,025)	(3,022)

Financial year 2017

        Total financial debt increased by $4.7 billion to $28.5 billion at December 31, 2017, from $23.8 billion at December 31, 2016. Non-current financial debt increased by $5.3 billion to $23.2 billion at December 31, 2017 from $17.9 billion at December 2016, mainly due to the issuance of bonds in the first quarter that are denominated in US dollar and euro for a notional amount of $3.0 billion and EUR 1.85 billion ($2.0 billion), respectively. Group net debt increased to $19.0 billion at the end of 2017 from $16.0 billion at the end of 2016, mainly due to increased borrowings.

        Current financial debt decreased by $0.6 billion to $5.3 billion at December 31, 2017, from $5.9 billion at December 31, 2016, mainly due to a reduction in short-term borrowings. Overall current financial debt consists of the current portion of non-current financial debt of $0.4 billion and other short-term borrowings of $4.9 billion, including derivatives and commercial paper.

        Novartis has two US commercial paper programs under which it can issue up to $9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately $1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling $2.3 billion under these three programs were outstanding as per December 31, 2017. Novartis further has a committed credit facility of $6.0 billion, entered into on September 23, 2015. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. It matures in September 2020 and was undrawn as per December 31, 2017.

        The long-term credit rating for the company continues to be double-A (Moody's Aa3; Standard & Poor's AA–; Fitch AA)

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

        The long-term credit rating for the company continues to be double-A (Moody's Aa3; Standard & Poor's AA–; Fitch AA).

        The maturity schedule of our net debt is as follows:

	2017
	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities and time deposits	71	72	105	181	58	487
Commodities					106	106
Derivative financial instruments and accrued interest	7	19	6			32
Cash and cash equivalents	4,260	4,600				8,860

Total current financial assets	4,338	4,691	111	181	164	9,485

Non-current liabilities
Financial debt				(9,849)	(13,375)	(23,224)
Financial debt—undiscounted				(9,893)	(13,519)	(23,412)
Total non-current financial debt				(9,849)	(13,375)	(23,224)

Current liabilities
Financial debt	(4,576)	(169)	(456)			(5,201)
Financial debt—undiscounted	(4,576)	(169)	(456)			(5,201)
Derivative financial instruments	(31)	(48)	(28)			(107)

Total current financial debt	(4,607)	(217)	(484)			(5,308)

Net debt	(269)	4,474	(374)	(9,668)	(13,211)	(19,047)

	2016
	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total
	$ m	$ m	$ m	$ m	$ m	$ m
Current assets
Marketable securities and time deposits	32	126	110	124	53	445
Commodities					94	94
Derivative financial instruments and accrued interest	38	102	91			231
Cash and cash equivalents	5,907	1,100				7,007

Total current financial assets	5,977	1,328	201	124	147	7,777

Non-current liabilities
Financial debt				(5,141)	(12,756)	(17,897)
Financial debt—undiscounted				(5,155)	(12,901)	(18,056)

Total non-current financial debt				(5,141)	(12,756)	(17,897)

Current liabilities
Financial debt	(5,099)	(250)	(440)			(5,789)
Financial debt—undiscounted	(5,099)	(250)	(440)			(5,789)
Derivative financial instruments	(15)	(72)	(29)			(116)

Total current financial debt	(5,114)	(322)	(469)			(5,905)

Net debt	863	1,006	(268)	(5,017)	(12,609)	(16,025)

        The following table provides a breakdown of liquidity and financial debt by currency as of December 31:

LIQUIDITY AND FINANCIAL DEBT BY CURRENCY

	Liquidity in % 2017(1)	Liquidity in % 2016(1)	Financial debt in % 2017(2)	Financial debt in % 2016(2)
US dollar ($)	77	77	63	66
Euro (EUR)	8	9	20	13
Swiss franc (CHF)	5	5	11	13
Japanese yen (JPY)	1		4	5
Other	9	9	2	3

	100	100	100	100

(1)
Liquidity includes cash and cash equivalents, marketable securities, commodities and time deposits.

(2)
Financial debt includes non-current and current financial debt.

EFFECTS OF CURRENCY FLUCTUATIONS

        We transact our business in many currencies other than the US dollar, our reporting currency.

        The following provides an overview of net sales and operating expenses for our operations based on IFRS values for 2017, 2016 and 2015 for currencies most important to the Group:

	2017		2016		2015
Currency	Net sales	Operating expenses	Net sales	Operating expenses	Net sales	Operating expenses
	%	%	%	%	%	%
US dollar ($)	37	42	38	43	40	42
Euro (EUR)	26	22	26	23	24	23
Swiss franc (CHF)	2	15	2	15	2	13
Japanese yen (JPY)	6	4	7	5	6	4
Chinese yuan (CNY)	4	3	4	3	4	3
British pound (GBP)	2	2	3	2	3	3
Canadian dollar (CAD)	3	1	3	1	3	1
Brazilian real (BRL)	2	1	2	1	2	2
Australian dollar (AUD)	2	1	2	1	2	1
Russian ruble (RUB)	2	1	1	1	1	1
Other currencies	14	8	12	5	13	7

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

        There is also a risk that certain countries could devalue their currency. If this occurs, it could impact the effective prices we would be able to charge for our products and also have an adverse impact on both our consolidated income statement and balance sheet. The Group is exposed to a potential adverse devaluation risk on its intercompany funding and total investment in certain subsidiaries operating in countries with exchange controls.

        The most significant country in this respect was Venezuela, where the Group incurred significant foreign exchange losses in 2015 and 2016.

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

        The Group's subsidiaries in Venezuela are experiencing a significant reduction in approvals for remittance of US dollars outside the country at the exchange rate available for imports of specific goods and services of national priority, including medicines and medical supplies. Since November 2016, the Group has applied the floating rate of DICOM (Sistema de Divisa Complementaria) to translate the financial statements of its Venezuelan subsidiaries. This change from the rate applicable for imports of specific goods and services of national priority to the floating rate of DICOM resulted in a $0.3 billion revaluation loss on the outstanding intercompany balances in 2016. The net outstanding intercompany payable balance of Venezuela subsidiaries was not significant at December 31, 2017 and at December 31, 2016, due to reserves against the intercompany balances.

        The Group manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. For 2017, we entered into various contracts that change in value with movements in foreign exchange rates to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see "Note 1. Significant accounting policies", "Note 5. Interest expense and other financial income and expense", "Note 14. Trade receivables" and "Note 27. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Group's consolidated financial statements:

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2017	2016		2017	2016
AUD	0.766	0.744	3	0.779	0.722	8
BRL	0.313	0.288	9	0.302	0.307	(2)
CAD	0.771	0.755	2	0.797	0.741	8
CHF	1.016	1.015	0	1.024	0.978	5
CNY	0.148	0.151	(2)	0.154	0.144	7
EUR	1.129	1.107	2	1.195	1.051	14
GBP	1.288	1.355	(5)	1.347	1.227	10
JPY (100)	0.892	0.922	(3)	0.888	0.854	4
RUB (100)	1.715	1.498	14	1.734	1.648	5

	Average for year
				Year-end
			Change in %			Change in %
$ per unit	2016	2015		2016	2015
AUD	0.744	0.753	(1)	0.722	0.731	(1)
BRL	0.288	0.305	(6)	0.307	0.253	21
CAD	0.755	0.784	(4)	0.741	0.721	3
CHF	1.015	1.040	(2)	0.978	1.011	(3)
CNY	0.151	0.159	(5)	0.144	0.154	(6)
EUR	1.107	1.110	0	1.051	1.093	(4)
GBP	1.355	1.529	(11)	1.227	1.483	(17)
JPY (100)	0.922	0.826	12	0.854	0.831	3
RUB (100)	1.498	1.649	(9)	1.648	1.362	21

        The following table provides a summary of the currency impact on key Group figures due to their conversion into $, the Group's reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year to the current year financial data for entities reporting in non-US dollars.

CURRENCY IMPACT ON KEY FIGURES

	Change in constant currencies % 2017	Change in $ % 2017	Percentage point currency impact 2017	Change in constant currencies % 2016	Change in $ % 2016	Percentage point currency impact 2016
Net sales	2	1	(1)	0	(2)	(2)
Operating income	7	4	(3)	(3)	(8)	(5)
Net income	12	15	3	1	(5)	(6)
Core operating income	0	(1)	(1)	(2)	(6)	(4)
Core net income	2	1	(1)	(3)	(6)	(3)

        For additional information on the effects of currency fluctuations, see "Note 28. Financial instruments—additional disclosures" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

FREE CASH FLOW

        Novartis defines free cash flow as cash flow from operating activities and cash flow associated with the purchase or sale of property, plant and equipment, intangible assets, other non-current assets and financial assets, excluding marketable securities. Cash flows in connection with the acquisition or divestment of subsidiaries, associated companies and non-controlling interests in subsidiaries are not taken into account to determine free cash flow. For further information about the free cash flow measure, which is a non-IFRS measure, see "Item 5. Operating and Financial Review and Prospects—Item 5.A Operating Results—Non-IFRS Measures Defined by Novartis—Free Cash Flow" above. The following is a summary of the free cash flow:

	2017	2016	2015
	$ m	$ m	$ m
Operating income from continuing operations	8,629	8,268	8,977
Reversal of non-cash items
Depreciation, amortization and impairments	6,332	6,175	5,575
Change in provisions and other non-current liabilities	160	956	1,642
Other	(360)	(264)	(96)

Operating income adjusted for non-cash items	14,761	15,135	16,098
Interest and other financial receipts	1,084	942	1,180
Interest and other financial payments	(980)	(878)	(669)
Taxes paid	(1,611)	(2,111)	(2,454)
Payments out of provisions and other net cash movements in non-current liabilities	(877)	(1,536)	(1,207)
Change in inventory and trade receivables less trade payables	(393)	(1,051)	(617)
Change in other net current assets and other operating cash flow items	637	974	(246)

Cash flows from operating activities from continuing operations	12,621	11,475	12,085
Purchase of property, plant & equipment	(1,696)	(1,862)	(2,367)
Proceeds from sales of property, plant & equipment	92	161	237
Purchase of intangible assets	(1,050)	(1,017)	(1,138)
Proceeds from sales of intangible assets	640	847	621
Purchase of financial assets	(468)	(247)	(264)
Proceeds from sales of financial assets	330	247	166
Purchase of other non-current assets	(42)	(149)	(82)
Proceeds from sales of other non-current assets	1		1

Free cash flow from continuing operations	10,428	9,455	9,259
Free cash flow from discontinued operations			(230)

Free cash flow	10,428	9,455	9,029

Financial year 2017

        Free cash flow amounted to $10.4 billion (+10% $) compared to $9.5 billion in 2016. The increase was mainly driven by favorable working capital changes, lower legal settlement payments out of provisions and lower taxes paid, partly offset by the decrease in operating income adjusted for non-cash items and higher net investments.

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

CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31, 2017	Dec 31, 2016	Change
	$ m	$ m	$ m
Assets
Property, plant & equipment	16,464	15,641	823
Goodwill	31,750	30,980	770
Intangible assets other than goodwill	29,997	31,340	(1,343)
Financial and other non-current assets	26,660	27,232	(572)

Total non-current assets	104,871	105,193	(322)

Inventories	6,867	6,255	612
Trade receivables	8,600	8,202	398
Other current assets	3,256	2,697	559
Cash, marketable securities, commodities, time deposits and derivative financial instruments	9,485	7,777	1,708

Total current assets	28,208	24,931	3,277

Total assets	133,079	130,124	2,955

Equity and liabilities
Total equity	74,227	74,891	(664)

Financial debts	23,224	17,897	5,327
Other non-current liabilities	12,225	15,127	(2,902)

Total non-current liabilities	35,449	33,024	2,425

Trade payables	5,169	4,873	296
Financial debts and derivatives	5,308	5,905	(597)
Other current liabilities	12,926	11,431	1,495

Total current liabilities	23,403	22,209	1,194

Total liabilities	58,852	55,233	3,619

Total equity and liabilities	133,079	130,124	2,955

        Total non-current assets of $104.9 billion at December 31, 2017, decreased by $0.3 billion compared to December 31, 2016.

        Property, plant and equipment increased by $0.8 billion to $16.5 billion, mainly due to the favorable currency translation adjustments, as net additions were offset by depreciation.

        Goodwill increased by $0.8 billion to $31.8 billion, mainly due to $0.7 billion favorable currency translation adjustments.

        Intangible assets other than goodwill decreased by $1.3 billion to $30.0 billion, as net additions of $2.4 billion and favorable currency translation adjustments of $0.7 billion were more than offset by amortization and impairment charges totaling $4.4 billion.

        Financial and other non-current assets decreased by $0.6 billion to $26.7 billion, as a decrease in the deferred tax assets of $1.8 billion was partly offset by an increase of $1.1 billion in the investments in associated companies, mainly due to favorable currency translation adjustments.

        Total current assets increased by $3.3 billion to $28.2 billion at December 31, 2017, due to an increase in cash and cash equivalents, marketable securities, commodities and derivatives of $1.7 billion. Inventories and other current assets increased by $0.6 billion each, and trade receivables by $0.4 billion.

        Based on our current incurred loss provisioning approach, we consider that our provisions for doubtful trade receivables are adequate. We continue to monitor the level of trade receivables particularly in Greece, Italy, Portugal, Spain, Brazil, Russia, Saudi Arabia and Turkey. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may change the terms of trade on which we operate.

        The majority of the outstanding trade receivables from these closely monitored countries are due directly from local governments or from government-funded entities, except for Russia, Brazil and Turkey, which are due from private entities. The gross trade receivables from these countries at December 31, 2017 amount to $1.7 billion (2016: $1.7 billion), of which $124 million are past due for more than one year (2016: $82 million), and for which provisions of $95 million have been recorded (2016: $63 million). At December 31, 2017, amounts past due for more than one year are not significant in any of these countries.

        The following table provides an overview of the aging analysis of total trade receivables and the total amount of the provision for doubtful trade receivables as of December 31, 2017 and 2016:

	2017	2016
	$ m	$ m
Not overdue	7,758	7,386
Past due for not more than one month	279	262
Past due for more than one month but less than three months	230	223
Past due for more than three months but less than six months	137	185
Past due for more than six months but less than one year	137	145
Past due for more than one year	249	163
Provisions for doubtful trade receivables	(190)	(162)

Total trade receivables, net	8,600	8,202

        There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail, "—Effects of Currency Fluctuations" above.

        Trade payables increased by $0.3 billion to $5.2 billion, and other current liabilities increased by $1.5 billion to $12.9 billion.

        Current income tax liabilities increased by $0.1 billion to $1.7 billion. While there is some uncertainty about the final taxes to be assessed in our major countries, we believe that our estimated amounts for current income tax liabilities, including amounts related to uncertain tax positions, are appropriate based on currently known facts and circumstances.

        In our key countries, Switzerland and the United States, assessments have been agreed by the tax authorities up to 2014 in Switzerland and up to 2012 in the United States, with the exception of one open United States position related to the 2007 tax filing and one for the 2010 tax filing.

        Other non-current liabilities which include deferred tax liabilities, provisions and other non-current liabilities decreased by $2.9 billion to $12.2 billion at December 31, 2017, mainly due to a reduction of the pension obligations of $1.3 billion resulting from actuarial gains and a change in the accounting for a component of the Swiss pension plan from defined benefit to defined contribution plan.

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

        The Group's equity decreased by $0.7 billion to $74.2 billion at December 31, 2017, compared to $74.9 billion at December 31, 2016. The decrease was mainly on account of $6.5 billion for the dividend payment and net treasury share purchases of $5.3 billion. These amounts resulting from transactions with shareholders were partially offset by net income of $7.7 billion, favorable currency translation differences of $2.2 billion, net actuarial gains from defined benefit plans of $0.9 billion, and equity-based compensation of $0.6 billion.

        The Group's liquidity amounted to $9.5 billion at December 31, 2017, compared to $7.8 billion at December 31, 2016, and net debt increased to $19.0 billion at December 31, 2017, compared to $16.0 billion at December 31, 2016. The debt/equity ratio increased to 0.38:1 at December 31, 2017, compared to 0.32:1 at December 31, 2016.

SUMMARY OF EQUITY MOVEMENTS ATTRIBUTABLE TO NOVARTIS AG SHAREHOLDERS

	Number of outstanding shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders
	2017	2016	Change	2017	2016	Change
				$ m	$ m	$ m
Balance at beginning of year	2,374.1	2,373.9	0.2	74,832	77,046	(2,214)
Shares acquired to be canceled	(66.2)	(10.3)	(55.9)	(5,270)	(784)	(4,486)
Other share purchases	(3.8)	(2.6)	(1.2)	(304)	(208)	(96)
Exercise of options and employee transactions	4.6	4.1	0.5	255	214	41
Equity-based compensation	8.8	9.0	(0.2)	612	664	(52)
Dividends				(6,495)	(6,475)	(20)
Net income of the year attributable to shareholders of Novartis AG				7,703	6,712	991
Impact of change in ownership of consolidated entities					(7)	7
Other comprehensive income attributable to shareholders of Novartis AG				2,835	(2,330)	5,165

Balance at end of year	2,317.5	2,374.1	(56.6)	74,168	74,832	(664)

        During 2017, 13.4 million treasury shares for $0.9 billion were delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans (2016: 13.1 million shares for $0.9 billion). Novartis repurchased in total 66.2 million shares for $5.3 billion on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2016 Annual General Meeting (AGM) (2016: 10.3 million shares for $0.8 billion). This included 56.4 million shares bought for $4.5 billion under the up-to $5.0 billion share buyback announced in January 2017, and 9.8 million shares bought for $0.8 billion to offset the dilutive impact from equity-based participation plans (2016: 10.3 million shares for $0.8 billion). In addition, 3.8 million shares for $0.3 billion were acquired from employees, which were previously granted to them under the respective programs (2016: 2.6 million for $0.2 billion). No shares were repurchased on the SIX Swiss Exchange first trading line in 2017 and 2016. With these transactions, the total number of shares outstanding decreased by 56.6 million shares in 2017 (2016: increase of 0.2 million shares).

Treasury shares

        At December 31, 2017, our holding of treasury shares amounted to 299.4 million shares or approximately 10% of the total number of issued shares. Approximately 131 million treasury shares are held in entities that limit their availability for use.

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

Bonds

        In February 2017, three US dollar bonds totaling $3.0 billion were issued; a 3-year bond of $1.0 billion with a coupon of 1.80%, a 5-year bond of $1.0 billion with a coupon of 2.40% and a 10-year bond of $1.0 billion with a coupon of 3.10%.

        In March 2017, two EUR bonds totaling EUR 1.85 billion were issued; a 4-year bond of EUR 1.25 billion with a coupon of 0% and a 10-year bond of EUR 0.6 billion with a coupon of 1.125%.

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

        We are not aware of any significant demands to change the level of liquidity needed to support our normal business activities. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in previous years (including 2016 and 2017), and raised funds through our commercial paper programs. In addition, reverse repurchasing agreements are contracted and Novartis has entered into credit support agreements with various banks for derivative transactions.

        The maturity schedule of our net debt can be found in "Note 28. Financial instruments—additional disclosures" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

5.C Research & Development, Patents and Licenses

        Our R&D spending for continuing operations totaled $9.0 billion, $9.0 billion and $8.9 billion ($8.1 billion, $8.5 billion and $8.9 billion excluding impairments and amortization charges) for the years 2017, 2016 and 2015, respectively. Each of our divisions has its own R&D and patents policies. Our divisions have numerous products in various stages of development. For further information on these policies and these products in development, see "Item 4. Information on the Company—4.B Business Overview."

        As described in the "Risk Factors" section and elsewhere in this Form 20-F, our drug development efforts are subject to the risks and uncertainties inherent in any new drug development program. Due to the risks and uncertainties involved in progressing through pre-clinical development and clinical trials, and the time and cost involved in obtaining regulatory approvals, among other factors, we cannot reasonably estimate the timing, completion dates, and costs, or range of costs, of our drug development program, or of the development of any particular development compound, see "Item 3. Key Information—3.D Risk

Factors." In addition, for a description of the research and development process for the development of new drugs and our other products, and the regulatory process for their approval, see "Item 4. Information on the Company—Item 4.B Business Overview."

5.D Trend Information

        Please see "—Item 5.A Operating Results—Factors Affecting Results of Operations" and "Item 4. Information on the Company—Item 4.B Business Overview" for trend information.

5.E Off-Balance Sheet Arrangements

        We have no unconsolidated special purpose financing or partnership entities or other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that is material to investors, see also "Note 27. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, and matters described in "—Item 5.F Tabular Disclosure of Contractual Obligations".

5.F Tabular Disclosure of Contractual Obligations

        The following table summarizes the Group's contractual obligations and other commercial commitments, as well as the effect these obligations and commitments are expected to have on the Group's liquidity and cash flow in future periods:

	Payments due by period
	Total	Less than 1 year	2–3 years	4–5 years	After 5 years
	$ m	$ m	$ m	$ m	$ m
Non-current financial debt, including current portion	23,583	359	5,170	4,679	13,375
Interest on non-current financial debt, including current portion	6,244	620	977	788	3,859
Operating leases	3,169	309	384	255	2,221
Unfunded pensions and other post-employment benefit plans	2,179	121	249	257	1,552
Research & Development potential milestone commitments	4,306	780	1,535	1,154	837
Property, plant & equipment purchase commitments	318	247	71
Acquisition of business and intangible asset commitments(1)	4,000	4,000

Total contractual cash obligations	43,799	6,436	8,386	7,133	21,844

(1)
For acquisition of business commitments, please refer to "Note 2. Significant transactions" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

        The Group intends to fund the Research & Development, Property, plant & equipment and intangible asset purchase commitments with internally generated resources. The Group intends to fund the acquisition of business ($3.9 billion) mainly through external short- and long-term debt.

        For other contingencies, see "Item 4. Information on the Company—Item 4.D Property, Plants and Equipment—Environmental Matters", "Item 8. Financial Information—Item 8.A Consolidated Statements and Other Financial Information" and "Note 19. Provisions and other non-current liabilities" and "Note 27. Commitments and contingencies" in the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

Item 6.    Directors, Senior Management and Employees

6.A Directors and Senior Management

        The information set forth under "Corporate governance—Our Board Of Directors—Board of Directors" on pages 102 to 105, and "Corporate Governance—Our management—Executive Committee" on pages 108 to 110, in each case of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

6.B Compensation

        The information set forth under "Compensation Report" on pages 118 to 152 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

6.C Board Practices

        The information set forth under "Corporate governance" on pages 82 to 101, on pages 106 to 107, and on pages 111 to 115, in each case of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

6.D Employees

        The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past three years.

For the year ended December 31, 2017 (full-time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,563	7,095	6,803	1,680	726	22,867
Canada and Latin America	4,477	1,305	557	900	471	7,710
Europe	18,665	20,412	10,173	4,903	2,469	56,622
Asia/Africa/Australasia	19,005	6,970	3,883	3,386	1,154	34,398

Total	48,710	35,782	21,416	10,869	4,820	121,597

For the year ended December 31, 2016 (full-time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,615	6,836	7,363	1,517	706	23,037
Canada and Latin America	4,430	1,404	516	841	491	7,682
Europe	18,034	19,807	10,208	4,683	2,473	55,205
Asia/Africa/Australasia	17,825	7,029	3,504	3,007	1,104	32,469

Total	46,904	35,076	21,591	10,048	4,774	118,393

For the year ended December 31, 2015 (full-time equivalents)	Marketing & Sales	Production & Supply	Research & Development	NBS(1)	General & Administration	Total
USA	6,027	6,735	7,684	1,583	653	22,682
Canada and Latin America	4,756	1,470	469	810	503	8,008
Europe	18,278	19,767	10,014	4,568	2,815	55,442
Asia/Africa/Australasia	18,611	6,819	3,413	2,515	1,210	32,568

Total	47,672	34,791	21,580	9,476	5,181	118,700

(1)
NBS relates to full-time equivalent employees from our Novartis Business Services organizational unit.

        A significant number of our associates are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share Ownership

        The aggregate amount of our shares owned by our Directors and the members of our Executive Committee in 2017 (including persons closely linked to them) as of December 31, 2017 was 1,592,335 shares. This excludes certain unvested equity rights (such as Restricted Share Units, Performance Share Units and similar instruments) but includes unvested Restricted Shares because our unvested Restricted Shares can be voted. With respect to any Directors and members of our Executive Committee who stepped down during 2017 this information is reported as of the date they stepped down.

        For more information on the Novartis shares, share options and other equity based instruments owned by individual members of our Executive Committee and by our current Directors, see the information set forth under "Compensation Report—2017 Executive Committee Compensation—Additional disclosures—Shares, ADRs and other equity rights owned by Executive Committee members at December 31, 2017" on page 141, and under "Compensation Report—2017 Board Compensation—Additional disclosures—Shares, ADRs and share options owned by Board members" on page 150, in each case of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, which is incorporated by reference. For more information on our equity based participation plans, see the information set forth under "Note 25. Equity-based participation plans for associates" on pages 237 to 239 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, which is incorporated by reference.

Item 7.    Major Shareholders and Related Party Transactions

7.A Major Shareholders

        Novartis shares are widely held. As of December 31, 2017, Novartis had approximately 167,000 shareholders listed in the Novartis AG share register, representing approximately 69.9% of issued shares. Based on the Novartis AG share register and excluding treasury shares, approximately 42.6% of the shares registered by name were held in Switzerland and approximately 25.8% were held in the US. Approximately 13.4% of the shares registered in our share register were held by individual investors, while approximately 86.6% were held by legal entities (excluding 6.4% of our share capital held as treasury shares by Novartis AG and its subsidiaries), nominees, fiduciaries and the ADS depositary.

        Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.

2017

        According to our share register, as of December 31, 2017, excluding 6.4% of our share capital held as treasury shares by Novartis AG and its subsidiaries, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote all their Novartis shares based on an exemption granted by the Board of Directors:

  •
  Shareholders: Novartis Foundation for Employee Participation, with its registered office in Basel, Switzerland, holding 2.5%; Emasan AG, with its registered office in Basel, Switzerland, holding 3.4%; and UBS Fund Management (Switzerland) AG, with its registered office in Basel, Switzerland, holding 2.0%;

  •
  Nominees: Chase Nominees Ltd., London, England (holding 7.8%); Nortrust Nominees Ltd., London, England (holding 3.8%); and The Bank of New York Mellon, New York, NY (holding 4.3%) through its nominees, The Bank of New York Mellon, Everett, MA (holding 2.0%), and The Bank of New York Mellon, SA/NV, Brussels, Belgium (holding 2.3%); and

  •
  ADS depositary: JPMorgan Chase Bank, N.A., New York, NY (holding 12.3%).

        According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.1% of the share capital of Novartis AG as of December 31, 2017, with the right to vote all its Novartis shares, but was not registered in our share register as of December 31, 2017.

        According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, NY, held between 3% and 5% of the share capital of Novartis AG but was registered with less than 2% of the share capital in our share register as of December 31, 2017.

        As of December 31, 2017, no other shareholder was registered as owner of more than 2% of the registered share capital.

        The Articles of Incorporation provide that no shareholder shall be registered with the right to vote shares comprising more than 2% of the registered share capital. The Board of Directors may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports the Novartis goal of creating sustainable value and has a long term investment horizon. Exemptions are in force for the registered major shareholders as described above. Novartis has not entered into any agreement with any shareholder regarding the voting or holding of Novartis shares.

2016

        According to our share register, as of December 31, 2016, excluding 4.5% of our share capital held as treasury shares by Novartis AG and its subsidiaries, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

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

        According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.02% of the share capital of Novartis AG as of December 31, 2016, with the right to vote all its Novartis shares, but was not registered in our share register as of December 31, 2016.

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

2015

        According to our share register, as of December 31, 2015, excluding 6.2% of our share capital held as treasury shares by Novartis AG and its subsidiaries, the following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote these shares:

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

7.B Related Party Transactions

        The information set forth under "Note 26. Transactions with related parties" on pages 240 to 241 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

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

        The Board will propose a dividend of CHF 2.80 per share to the shareholders for approval at the Annual General Meeting to be held on March 2, 2018. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For a summary of dividends we paid in the past five years, see "Item 3. Key Information—Item 3.A Selected Financial Data—Cash Dividends per Share." See also "Item 3. Key Information—Item 3.D Risk Factors—The price of our ADRs and the US dollar value of any dividends may be negatively affected by fluctuations in the US dollar/Swiss franc exchange rate."

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

        In 2017, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions made payments to government entities in Iran related to exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.

        From time to time, including in 2017, non-US affiliates relating to our Innovative Medicines and Sandoz Divisions enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants, sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non-interventional) studies. Some of these hospitals and research institutes are owned or controlled by the government of Iran, and some of these doctors and healthcare professionals are employed by hospitals that may be public or government-owned.

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

        The following share data was taken from SIX; the ADR data was taken from Bloomberg:

	Shares		ADRs
	High CHF per share	Low CHF per share	High $ per ADR	Low $ per ADR
Annual information for the past five years
2013	73.65	58.70	80.39	63.70
2014	93.80	70.65	96.65	78.20
2015	102.30	82.20	106.12	83.96
2016	86.45	68.15	86.21	67.59
2017	85.15	69.55	86.65	70.03
Quarterly information for the past two years
2017
First Quarter	78.75	69.55	78.17	70.03
Second Quarter	83.80	72.90	86.34	72.74
Third Quarter	83.85	78.80	86.23	81.97
Fourth Quarter	85.15	80.50	86.65	80.72
2016
First Quarter	86.45	69.55	86.21	71.11
Second Quarter	80.15	68.50	82.51	71.40
Third Quarter	82.50	76.10	83.51	78.27
Fourth Quarter	77.60	68.15	79.13	67.59
Monthly information for most recent six months
August 2017	82.75	79.20	85.34	82.74
September 2017	83.85	80.05	86.23	83.80
October 2017	85.15	80.50	86.65	80.72
November 2017	84.20	81.65	85.80	82.38
December 2017	84.10	81.85	86.05	82.88
January 2018 (through January 18, 2018)	84.96	82.90	86.88	84.68

        Fluctuations in the exchange rate between the Swiss franc and the US dollar will affect any comparisons of Swiss share prices and US ADR prices.

        The average daily volumes of shares traded on the SIX (ON/OFF exchange) for the years 2017, 2016 and 2015 were 5,123,108, 6,102,338, and 5,870,874, respectively. These numbers are based on total annual turnover statistics supplied by the SIX via the Swiss Market Feed, which supplies such data to subscribers and to other information providers. The average daily volumes of ADRs traded in the US for the years 2017, 2016 and 2015 were 2,189,574, 2,264,606, and 1,787,735, respectively.

        The Depositary has informed us that as of January 18, 2018, there were 320,485,732 ADRs outstanding, each representing one Novartis share (approximately 12% of total Novartis shares issued). On January 18, 2018, the closing sales price per share on the SIX was CHF 82.90 and $86.41 per ADR on the NYSE.

9.B Plan of Distribution

        Not applicable.

9.C Markets

        See "—Item 9.A Offer and Listing Details."

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

        At our 2015 Annual General Meeting held on February 27, 2015, our shareholders approved amendments to our Articles to align with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies on Board and Executive Compensation (the Ordinance). Key aspects of these amendments included determining (i) the maximum number of allowable external mandates for members of our Board of Directors (Board) and Executive Committee (ECN), (ii) the principles concerning the tasks and responsibilities of our Compensation Committee, (iii) the details concerning the procedure for the new yearly binding separate shareholder votes on the aggregate compensation of our Board and ECN, and (iv) the principles of our compensation policy.

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

        Under the Swiss CO, we may only pay dividends out of the balance sheet profit, out of reserves created for this purpose or out of free reserves. In any event, under the Swiss CO, while the Board may propose that a dividend be paid, we may only pay dividends upon shareholders' approval at a General Meeting of Shareholders. Our auditors must confirm that the dividend proposal of our Board conforms with the Swiss CO and the Articles. Our Board intends to propose a dividend once each year. See "Item 3. Key Information—Item 3.A. Selected Financial Data—Cash Dividends per Share" and "Item 8. Financial Information—Item 8.A. Consolidated Statements and Other Financial Information—Dividend Policy."

        Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment. Dividends which have not been claimed within five years after the due date revert to us, and are allocated to our general reserves. For information about deduction of the withholding tax or other duties from dividend payments, see "—Item 10.E Taxation."

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

        Except as noted in the paragraph immediately below, shareholders' resolutions require the approval of a majority of the votes present at a General Meeting of Shareholders. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders' resolutions requiring a vote by such "absolute majority of the votes" are (1) amendments to the Articles; (2) elections of Directors, the Chairman, the Compensation Committee members, the independent proxy and the statutory auditors; (3) approval of the management report and the financial statements; (4) setting the annual dividend; (5) approval of the aggregate amounts of compensation of the Directors and the members of the Executive Committee; (6) decisions to discharge Directors and management from liability for matters disclosed to the General Meeting of Shareholders; and (7) the ordering of an independent investigation into specific matters proposed to the General Meeting of Shareholders.

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

        Our shareholders are required to annually elect all of the members of the Board, as well as the Chairman of the Board, the members of the Compensation Committee and the independent proxy. Cumulative voting of shares is not permitted under Swiss law.

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

        American Depositary Shares (ADSs) each representing one Novartis share and evidenced by American Depositary Receipts (ADRs) are issued by our depositary JPMorgan Chase Bank, N.A., New York, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of Novartis in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the

Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the ADS depositary, holding our shares underlying the ADRs, is registered as shareholder in our share register. An ADR is not a Novartis share and an ADR holder is not a Novartis shareholder.

        The Deposit Agreement between our depositary, the ADR holder and us has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend Novartis General Meetings in person. ADR holders exercise their voting rights by instructing JPMorgan Chase Bank, N.A., our depositary, to exercise the voting rights attached to the registered shares underlying the ADRs. Each ADR represents one Novartis share. JPMorgan Chase Bank exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee pursuant to paragraph 13 of the form of ADR. Such designee has to be a shareholder of Novartis. The same voting restrictions apply to ADR holders as to those holding Novartis shares (i.e., the right to vote up to 2% of the Novartis registered share capital—unless otherwise granted an exemption by the Board—and the disclosure requirement for nominees).

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

        (e)   The Swiss CO limits a corporation's ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have freely disposable equity, in the amount necessary for this purpose, available. The aggregate nominal value of all Novartis shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a corporation may repurchase its own shares beyond the statutory limit of 10%, if the repurchased shares are clearly earmarked for cancellation. In addition, we are required to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting of Shareholders, but are entitled to the economic benefits generally connected with the shares. The definition of subsidiaries, and therefore, treasury shares, for purposes of the above described reserves requirement and voting restrictions differs from the definition of subsidiaries for purposes of consolidation in our consolidated financial statements. The definition in the consolidated financial statements requires consolidation for financial reporting purposes of special purpose entities in instances where we have the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Therefore our consolidated financial statements include special purpose entities, mainly foundations, which do not qualify as subsidiaries subject to the reserve requirements and voting restrictions of the Swiss CO, because we do not hold a majority participation in these special purpose entities. Accordingly, no reserve requirements apply to shares held by such special purpose entities and such entities are not restricted from independently voting their shares.

        Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.

        (f)    Not applicable.

        (g)   Since all of our issued and outstanding shares have been fully paid in, we can make no further capital calls on our shareholders.

        (h)   See "—Item 10.B.3(b) Shareholder Rights" and "—Item 10.B.7 Change in Control".

10.B.4 Changes To Shareholder Rights

        Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders. If a capital increase is approved, then our shareholders would generally have certain preemptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These preemptive rights could be modified in certain limited circumstances with the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of two-thirds of the votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting of Shareholders by a supermajority of votes. In addition, see "—Item 10.B.3(b) Shareholder Rights" with regard to the Board's ability to cancel the registration of shares under limited circumstances.

10.B.5 Shareholder Meetings

        Under the Swiss CO and the Articles, we must hold an annual ordinary General Meeting of Shareholders within six months after the end of our financial year. General Meetings of Shareholders may be convened by the Board or, if necessary, by the statutory auditors. The Board is further required to convene an extraordinary General Meeting of Shareholders if so resolved by a General Meeting of Shareholders, or if so requested by shareholders holding an aggregate of at least 10% of the registered shares, specifying the items for the agenda and their proposals. Shareholders holding shares with a nominal value of at least CHF 1,000,000 (i.e., 2,000,000 Novartis shares) have the right to request that a specific proposal be put on the agenda and voted upon at the next General Meeting of Shareholders. A General Meeting of Shareholders is convened by publishing a notice in the official Swiss Commercial Gazette (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. Shareholders may also be informed by mail. There is no provision in the Swiss CO or our Articles requiring a quorum for the holding of a General Meeting of Shareholders. In addition, see "—Item 10.B.3(b) Shareholder Rights" regarding conditions for exercising a shareholder's right to vote at a General Meeting of Shareholders.

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

10.B.8 Disclosure of Shareholdings

        Under the Swiss Financial Market Infrastructure Act, holders of our voting shares acting alone or acting in concert with others are required to notify us and the SIX Swiss Exchange of the level of their holdings whenever such holdings reach or exceed, or in some cases, fall short of, certain thresholds—3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3%—of our registered share capital. Following receipt of such notification we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX Swiss Exchange.

        An additional disclosure obligation exists under the Swiss CO which requires us to disclose, once a year in the notes to the financial statements published in our annual report, the identity of all of our shareholders (or related groups of shareholders) who have been granted exemption entitling them to vote more than 2% of our registered share capital, as described in "—Item 10.B.3(b) Shareholder Rights".

10.B.9 Differences in the Law

        See the references to Swiss law throughout this "—Item 10.B Memorandum and Articles of Association".

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

        As of January 1, 2018, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above-mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):

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
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Turkey
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam

        The tax treaty with Bahrain is not applicable to the healthcare industry. Tax treaty negotiations are under way, or have been conducted, with Bosnia and Herzegovina, Brazil, Costa Rica, Ethiopia, Kosovo, Libya, North Korea, Saudi Arabia, Senegal, Syria, Zambia and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, and when or if the corresponding treaties will come into effect.

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

US Federal Income Taxation

        The following is a general discussion of the material US federal income tax consequences of the ownership and disposition of our shares or ADRs that may be relevant to you if you are a US Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our shares or ADRs, persons who are subject to US taxation are strongly urged to consult their own tax advisers as to the overall US federal, state and local tax consequences, as well as to the overall Swiss and other foreign tax consequences, of the ownership and disposition of our shares or ADRs. In particular, additional or different rules may apply to US expatriates, banks and other financial institutions, regulated investment companies, traders in securities who elect to apply a mark-to-market method of accounting, dealers in securities or currencies, tax-exempt entities, insurance companies, broker-dealers, investors liable for alternative minimum tax, investors that hold shares or ADRs as part of a straddle, hedging or conversion transaction, holders whose functional currency is not the US dollar, partnerships or other pass through entities, persons who acquired our shares pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold directly, indirectly or by attribution, 10% or more of our outstanding shares. This discussion generally applies only to US Holders who hold the shares or ADRs as a capital asset (generally, for investment purposes), and whose functional currency is the US dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.

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

        Dividend income in respect of our shares or ADRs will constitute income from sources outside the US for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders generally may claim as a credit against their US federal income tax liability, any Withholding Tax withheld from a dividend. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us. Alternatively, a US Holder may claim the Withholding Tax as a deduction for the taxable year within which the Withholding Tax is paid or accrued, provided a deduction is claimed for all of the foreign income taxes the US Holder pays or accrues in the particular year. A deduction does not reduce US tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each US Holder is urged to consult its own tax advisor.

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

        For a non-corporate US Holder, the US dollar amount of any dividends paid that constitute qualified dividend income generally will be taxable at a maximum rate of 15% (or 20% in the case of taxpayers with annual income which exceeds certain thresholds) provided that the US Holder meets certain holding period and other requirements. In addition, the dividends could be subject to a 3.8% net investment income tax. This tax is applied against the lesser of the US Holder's net investment income or the amount by which modified adjusted gross income exceeds a statutory threshold amount based on filing status. We currently believe that dividends paid with respect to our shares and ADRs will constitute qualified dividend income for US federal income tax purposes. US Holders of shares or ADRs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

        Sale or Other Taxable Disposition.    Upon a sale or other taxable disposition of shares or ADRs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder's tax basis (determined in US dollars) in the shares or ADRs. This capital gain or loss generally will be US source gain or loss and will be treated as long-term capital gain or loss if the holding period in the shares or ADRs exceeds one year. In the case of a non-corporate US Holder, any long term capital gain generally will be subject to US federal income tax at preferential rates, with a maximum rate of 15% (or 20% in the case of taxpayers with annual income which exceeds certain thresholds). In addition, the gains could be subject to a 3.8% investment income tax. This tax is applied against the lesser of the US Holder's net investment income or the amount by which modified adjusted gross income exceeds a statutory threshold amount based on filing status. The deductibility of capital losses is subject to significant limitations under the Code. Deposits or withdrawals of our shares by US Holders in exchanges for ADRs will not result in the realization of gain or loss for US federal income tax purposes.

        US Information Reporting and Backup Withholding.    Dividend payments with respect to shares or ADRs and proceeds from the sale, exchange or other disposition of shares or ADRs received in the United States or through US-related financial intermediaries, may be subject to information reporting to the US Internal Revenue Service (IRS) and possible US backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting and backup withholding requirements. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide a properly-executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

        The major financial risks facing the Group are managed centrally by Group Treasury. We have a written Treasury Directive and have implemented a strict segregation of front office and back office controls. The Group does regular reconciliations of its positions with its counterparties. In addition, the Treasury function is included in management's internal control assessment.

        For information about the effects of currency fluctuations and how we manage currency risk, see "Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and Capital Resources".

        The information set forth under "Note 28. Financial instruments—additional disclosures" on pages 243 to 251 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

Item 12.    Description of Securities Other than Equity Securities

12.A Debt Securities

        Not applicable.

12.B Warrants and Rights

        Not applicable.

12.C Other Securities

        Not applicable.

12.D American Depositary Shares

Fees Payable By ADR Holders

        According to our Deposit Agreement with the ADS depositary, JPMorgan Chase Bank, N.A. (JPMorgan), holders of our ADRs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth below:

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
Expenses of the depositary
Expenses incurred on behalf of holders in connection with:
—compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
—the depositary's or its custodian's compliance with applicable law, rule or regulation
—stock transfer or other taxes and other governmental charges
	—cable, telex and facsimile transmission and delivery	Expenses payable at the sole discretion of the Depositary by billing Holders or by deducting charges from one or more cash dividends or other cash distributions.
—expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
—any other charge payable by any of the depositary or its agents
Advance tax relief	Tax relief/reclamation process for qualified holders	A depositary service charge of $0.0075 per ADS

Fees Payable By The Depositary To The Issuer

        Pursuant to an agreement effective as of May 11, 2017 (the "Agreement"), JPMorgan, as our ADS depositary, has agreed to make an annual contribution payment to Novartis at the end of each twelve month period beginning on the effective date of the Agreement and on each subsequent anniversary of the effective date of the Agreement (each such twelve month period is a "Contract Year"). This annual contribution payment will equal: (a)(1) $1.7 million less (a)(2) the custody costs, fees and expenses (including, without limitation any central securities depository fees, charges and expenses) incurred during the applicable Contract Year (the items in (a)(2) collectively are the "Custody Costs") plus (b) 70% of the gross issuance and cancellation fees collected by JPMorgan under the Deposit Agreement during such Contract Year minus (c) that portion (if any) of JPMorgan's legal fees, charges and out of pocket expenses in excess of $50,000 for such Contract Year. To the extent that the Custody Costs for a Contract Year exceed $1.7 million, these costs would be capped at $1.7 million.

        JPMorgan has further agreed to waive the $0.05 per ADS issuance fees that would normally be owed by Novartis in connection with our deposits of shares as part of our employee stock ownership and employee participation plans. Novartis is responsible for reimbursing JPMorgan for all taxes and governmental charges required to have been withheld and/or paid, and not so withheld and/or paid, arising from such waived fees.

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

        Group management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2017, the Group's internal control over financial reporting is effective based on those criteria.

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

Item 16B.    Code of Ethics

        In addition to our Code of Conduct, which is applicable to all of our associates, we have adopted Ethical Conduct Requirements that impose additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our Internet website at:

        https://www.novartis.com/investors/company-overview/corporate-governance

        We recently added a provision to our Ethical Conduct Requirements requiring those subject to the Ethical Conduct Requirements to cause Novartis to achieve responsible use of, and control over, all assets and resources entrusted to them, and not use Novartis funds, assets or information to pursue personal opportunities or gain or for any unlawful purpose.

Item 16C.    Principal Accountant Fees and Services

        The information set forth under "Corporate governance—Our independent external auditors" on pages 111 to 112 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not Applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2017	Total Number of Shares Purchased (a)(1)	Average Price Paid per Share in $ (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)(2)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in CHF (d)	Maximum Approximate Value of Shares that may yet be purchased under the Plans or Programs in $ (e)(3)
				(CHF millions)	($ millions)
Jan. 1–31	2,317,997	71.52	1,020,000	9,160	9,206
Feb. 1–28	8,422,133	75.11	8,250,000	8,539	8,481
Mar. 1–31	9,859,489	75.00	9,630,000	7,816	7,805
Apr. 1–30	8,841,706	74.39	8,730,000	7,166	7,211
May 1–31	7,509,734	79.72	7,260,000	6,595	6,762
Jun. 1–30	6,726,281	82.41	6,510,000	6,075	6,343
Jul. 1–31	5,898,273	83.54	5,760,000	5,613	5,805
Aug. 1–31	5,496,108	83.75	5,370,000	5,180	5,375
Sep. 1–30	4,504,136	85.16	4,260,000	4,831	4,980
Oct. 1–31	3,560,482	85.05	3,280,000	4,557	4,579
Nov. 1–30	3,626,865	83.78	3,300,000	4,283	4,347
Dec. 1–31	3,272,514	84.40	2,850,000	4,045	4,141

Total	70,035,718	79.50	66,220,000

(1)
Column (a) shows shares we purchased as part of our seventh share repurchase program plus the following types of share purchases outside of our publicly announced repurchase program: (1) shares which we purchased on the open market; and (2) shares which we purchased from Swiss employees who had obtained the shares through a Novartis Employee Ownership Plan. See the information set forth under "Note 25. Equity based participation plans for associates" on pages 237 to 239 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, which is incorporated by reference.

(2)
Column (c) shows shares purchased as part of our seventh share repurchase program which was approved by the shareholders February 23, 2016 for an amount of up to CHF 10.0 billion. See the information set forth under "Corporate governance—Our shares and our shareholders—Our shares—Share repurchase programs" on page 85 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, which is incorporated by reference.

(3)
Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Item 16F.    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G.    Corporate Governance

        The information set forth under "Corporate governance—Our corporate governance framework" on page 113 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

Item 16H.    Mine Safety Disclosure

        Not applicable.

PART III

Item 17.    Financial Statements

        See response to "Item 18. Financial Statements."

Item 18.    Financial Statements

        The information set forth under the headings

        "Consolidated income statements" on page 186;

        "Consolidated statements of comprehensive income" on page 187;

        "Consolidated balance sheets" on page 188;

        "Consolidated statements of changes in equity" on page 189;

        "Consolidated cash flow statements" on page 190; and

        "Notes to the Novartis Group consolidated financial statements" on pages 191 to 254,

in each case of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018, is incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Novartis AG, Basel

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Novartis AG and its consolidated subsidiaries (Group or Company) as of December 31, 2017 and December 31, 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Novartis' Board of Directors and management of the Group are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the "Report of Novartis Management on Internal Control Over Financial Reporting" in item 15(b) of this Form 20-F. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

PricewaterhouseCoopers AG
/s/ MARTIN KENNARD Martin Kennard Audit expert Auditor in charge	/s/ STEPHEN JOHNSON Stephen Johnson Global relationship partner
Basel, January 23, 2018

PwC has served as the Company's auditor since 1996. PwC or its predecessors audited certain of the Company's predecessor entities since at least 1940.

Item 19.    Exhibits

1.1	Articles of Incorporation of Novartis AG, as amended February 28, 2017 (English translation).
1.2	Regulations of the Board of Directors, its Committees and the Executive Committee of Novartis AG, as amended in relevant part January 1, 2014, March 1, 2015, and January 1, 2018.
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
2.3
Amendment No. 2 to the Amended and Restated Deposit Agreement (incorporated by reference to Exhibit (a)(3) to Novartis AG's registration statement on Form F-6 (File No. 333-13446) as filed with the SEC on May 3, 2001).
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
6.1
Our earnings per share calculation is incorporated by reference to "Note 7. Earnings per share" on page 210 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.

8.1	A list of all of our principal Group subsidiaries and associated companies is incorporated by reference to "Note 31. Principal Group subsidiaries and associated companies" on pages 253 to 254 of the "Excerpts from Novartis Annual Report 2017" furnished to the SEC on Form 6-K on January 24, 2018.
12.1	Certification of Joseph Jimenez, Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Harry Kirsch, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Joseph Jimenez, Chief Executive Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Harry Kirsch, Chief Financial Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1
Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers AG, to the incorporation by reference of the audit report contained in this Form 20-F into Novartis AG's Registration Statements on Form S-8 filed on October 1, 2004 (File No. 333-119475), on Form S-8 filed on September 5, 2006 (File No. 333-137112), on Form S-8 filed on October 29, 2009 (File No. 333-162727), on Form S-8 filed on January 18, 2011 (File No. 333-171739), on Form S-8 filed on April 8, 2011 (File No. 333-173382), on Form S-8 filed on September 12, 2014 (File No. 333-198706), on Post-Effective Amendment No. 1 to Form S-8 filed on March 15, 2017 (File No. 333-198706), and on Form F-3 filed on September 18, 2015 (File No. 333-207004).
15.2	Excerpts from Novartis Annual Report 2017 (incorporated by reference to Exhibit 99.1 to Form 6-K as furnished to the SEC on January 24, 2018).
101.INS	XBRL Instance Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).
101.SCH	XBRL Taxonomy Extension Schema Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (incorporated by reference to Exhibit 101 to Form 6-K as furnished to the SEC on January 24, 2018).

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NOVARTIS AG
By:	/s/ HARRY KIRSCH Name: Harry Kirsch Title: Chief Financial Officer, Novartis Group
By:	/s/ FELIX R. EHRAT Name: Felix R. Ehrat Title: General Counsel, Novartis Group

Date: January 24, 2018