Form 20-F
period 2021-12-31
NOVARTIS AG
filed 2022-02-02
CIK 1114448

US Securities & Exchange Commission Form 20-F 2021

NOVARTIS

As filed with the Securities and Exchange Commission on February 2, 2022
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2021
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………
For the transition period from _____ to _____
Commission file number 1-15024
Novartis AG
(Exact name of Registrant as specified in its charter)
NOVARTIS Inc.
(Translation of Registrant’s name into English)
Switzerland
(Jurisdiction of incorporation or organization)
Lichtstrasse 35
4056 Basel, Switzerland
(Address of principal executive offices)
Karen L. Hale
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
2 234 939 948 ordinary shares
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
5.E Critical accounting estimates
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
In this Annual Report, references to “US dollars,” “USD” or “$” are to the lawful currency of the United States of America, references to “CHF” are to Swiss francs, and references to “euro” or “EUR” are to the lawful currency of 27 member states participating in the European Union; references to the “United States” or to “US” are to the United States of America, references to the “European Union” or to “EU” are to the European Union and its 27 member states, references to “Latin America” are to Central and South America, including the Caribbean, and references to “Australasia” are to Australia, New Zealand, Melanesia, Micronesia and Polynesia, unless the context otherwise requires; references to the “EC” are to the European Commission; references to “associates” are to employees of our affiliates; references to the “SEC” are to the US Securities and Exchange Commission; references to the “FDA” are to the US Food and Drug Administration; references to the “EMA” are to the European Medicines Agency, an agency of the EU, and references to the “CHMP” are to the Committee for Medicinal Products for Human Use of the EMA; references to “ADR” or “ADRs” are to Novartis American Depositary Receipts, and references to “ADS” or “ADSs” are to Novartis American Depositary Shares; references to the “NYSE” are to the New York Stock Exchange, and references to “SIX” are to the SIX Swiss Exchange; references to “ECN” are to the Executive Committee of Novartis; references to “GSK” are to GlaxoSmithKline plc, references to “AAA” are to Advanced Accelerator Applications S.A., references to “Novartis Gene Therapies” are to Novartis Gene Therapies, Inc., and references to “Endocyte” are to Endocyte, Inc.
All product names appearing in italics are trademarks owned by or licensed to Group companies. Product names identified by a “®” or a “™” are trademarks that are not owned by or licensed to Group companies and are the property of their respective owners.

Forward-looking statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, as amended. Other written materials filed with or furnished to the SEC by Novartis, as well as other written and oral statements made to the public, may also contain forward-looking statements. Forward-looking statements can be identified by words such as “potential,” “expected,” “will,” “planned,” “pipeline,” “outlook,” “may,” “could,” “would,” “anticipate,” “seek,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; or regarding the potential outcome, or financial or other impact on Novartis, of any of the transactions described; or regarding the potential impact of share buybacks; or regarding potential future sales or earnings of the Group or any of its divisions or potential shareholder returns; or regarding potential future credit ratings of the Group; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements.
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
• The potential that the strategic benefits, operational efficiencies or opportunities expected from our recent transactions or the business transformation of our Sandoz Division, including any proposed actions arising from the strategic review of the Sandoz Division, may not be realized or may take longer to realize than expected;
• Our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year;
• Our performance on environmental, social and governance measures;
• Uncertainties in the development or adoption of potentially transformational digital technologies and business models;
• Uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems;
• Our reliance on outsourcing key business functions to third parties;
• Safety, quality, data integrity or manufacturing issues;
• Uncertainties surrounding the implementation of our new Enterprise Resource Planning system and Enterprise Data Management implementation;
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

Not applicable.

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
Healthcare professionals, patients and payers may choose competitor products instead of ours for various reasons, including if they perceive them to be better in terms of efficacy, safety, cost, convenience or other reasons. The commercial success of our key products and launches in the face of increasing competition requires significant attention and management focus. Such competitive products could significantly affect the revenue from our products and our results of operations. This impact could also be compounded to the extent such competition results in us making significant additional investments in research and development, marketing or sales.
Pricing, reimbursement and access
Risk description
Pricing and reimbursement pressure, including access to healthcare
Context and potential impact
Our businesses experience significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products by governments, insurers and other payers. These pressures have many sources, including growth of healthcare costs as a percentage of gross domestic product; funding restrictions and policy changes; management of the COVID-19 pandemic and its impact on healthcare spending; and public controversies, political debate, investigations and legal proceedings regarding pharmaceutical pricing. Pressures on pricing may negatively impact both our product pricing and the availability of our products.

In addition, we face numerous cost‑containment measures imposed by governments and other payers, including government‑imposed industrywide price reductions, mandatory pricing systems, reference pricing systems, payers limiting access to treatments based on cost‑benefit analyses, importation of drugs from lower‑cost countries to higher‑cost countries, shifting of the payment burden to patients through higher co‑payments and co-pay accumulator programs, limiting physicians’ ability to choose among competing medicines, mandatory substitution of generic drugs for the patented equivalent, pressure on physicians to reduce the prescribing of patented prescription medicines, increasing pressure on intellectual property protections, and growing requirements for increased transparency on pricing. For more information on price controls, see “Item 4. Information on the Company—Item 4.B Business overview—Innovative Medicines—Price controls.”
These challenges are expected to intensify in 2022 and beyond as political and budget pressures mount, and healthcare payers around the globe, including government‑controlled health authorities, insurance companies and managed care organizations, step up initiatives to reduce the overall cost of healthcare, restrict access to higher‑priced new medicines, increase the use of generics, and impose overall price cuts. These factors may materially affect our ability to achieve value-based prices and maintain an acceptable return on our investments in the research and development of our products, and may impact our ability to research and develop new products.
In addition, our Sandoz Division has faced and may continue to face intense competition from other generic and biosimilar pharmaceutical companies, which aggressively compete for market share, including through significant price competition. Such competitive actions may increase the costs and risks associated with our efforts to introduce and market generic and biosimilar products, may delay the introduction or marketing of such products, and may further limit the prices at which we are able to sell these products. In particular, in the US in past years, industrywide price competition among generic pharmaceutical companies and consolidation of buyers caused significant declines in sales and profits of Sandoz.
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
New products must undergo intensive preclinical and clinical testing, and must be approved by means of a highly complex, lengthy and expensive approval processes that can vary from country to country. Further, regulatory authorities continue to establish new and increasingly rigorous and time-consuming requirements for approval and reimbursement of new products and new indications. Similarly, the post‑approval regulatory burden has also increased. These requirements make the maintenance of regulatory approvals for our products increasingly expensive, and further heighten the risk of recalls, product withdrawals, change to product specifications, loss of market share, and loss of revenue and profitability. The clinical testing, regulatory processes and post-approval activities described above become more difficult during pandemics, such as the COVID-19 pandemic. This is primarily due to challenges related to recruiting, enrolling and treating patients in clinical trials. In addition, travel restrictions resulting from pandemics make it more difficult for regulatory authorities to inspect sites. For a further description of the research and development and approval processes for the products of our Innovative Medicines Division, see the sections headed “Research and development” and “Regulation” included in the description of our Innovative Medicines Division under “Item 4. Information on the Company—Item 4.B Business overview—Innovative Medicines.”
Our Sandoz Division has made, and expects to continue to make, significant investments in the development of biotechnology‑based, “biologic” medicines intended for sale as bioequivalent or “biosimilar” versions of currently marketed biotechnology products. While the development of such products typically is significantly less costly and complex than the development of the equivalent originator medicines, it is nonetheless significantly more costly and complex than that for typical small-molecule generic products. See also “Item 4. Information on the Company—Item 4.B Business overview—Sandoz—Development and registration” with regards to the research and development efforts of our Sandoz Division. In addition, many countries do not yet have fully developed legislative or regulatory pathways to facilitate the development of biosimilars and permit their sale in a manner in which they are readily substitutable alternatives to the originator product. Further delays or difficulties in the development or marketing of biosimilars could put at risk the significant investments that Sandoz has made, and will continue to make, in its Biopharmaceuticals business. Failure to successfully develop and market biosimilars could have a material adverse effect on the success of the Sandoz Division and the Group as a whole. For more information about the approval processes that must be followed to market Sandoz Division products, see “Item 4. Information on the Company—Item 4.B Business overview—Sandoz—Regulation.” Further, our research and development activities must be conducted in an ethical and compliant manner. Among other things, we are concerned with patient safety (both pre- and post-product approval), data privacy, Current Good Clinical Practices (cGCP) requirements, data integrity, the fair treatment of patients, and animal welfare. Should we fail to properly manage such issues, we risk injury to third parties, damage to our reputation, negative financial consequences as a result of potential claims for damages, sanctions and fines, and the potential that investments in research and development activities could have no benefit to the Group. Research to find new targets for drug discovery and the therapeutic agents to treat unmet medical needs is made more difficult during pandemics, such as the COVID-19 pandemic. This is primarily due to safety-related restrictions on the ability of laboratory scientists to work in research laboratories, and impacts our ability to collaborate with academic and commercial research organizations facing similar challenges and restrictions.
Alliances, acquisitions and divestments
Risk description
Failure to identify external business opportunities or realize the expected benefits from our strategic acquisitions or divestments
Context and potential impact
As part of our strategy, from time to time we acquire and divest products or entire businesses, and enter into strategic alliances and collaborations. For example, in February 2021, we closed the in-licensing of tislelizumab from an affiliate of BeiGene, Ltd. for North America, Europe and Japan. This strategy depends in part on our ability to identify strategic external business opportunities and to move forward with such opportunities on acceptable terms.
Once a strategic transaction is agreed upon with a third party, we may not be able to complete the transaction in a timely manner or at all, nor can we be sure that pre-transaction due diligence will identify all possible issues that might arise during and after the transaction. Our efforts on such transactions can also divert management’s attention from our existing businesses.
After a transaction, efforts to develop and market acquired or licensed products, to integrate the acquired business or to achieve expected synergies may fail or may not fully meet expectations, as a result of difficulties in retaining key personnel, customers and suppliers; failure to obtain marketing approval or reimbursement within expected time frames or at all; differences in corporate culture, standards, controls, processes and policies; or other factors. Transactions can also result in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues. Acquired businesses are not always in full compliance with legal, regulatory or Novartis standards, including, for example, Current Good Manufacturing Practices (cGMP) or cGCP standards, which can be costly and time-consuming to remedy. Also, our strategic alliances and collaborations with third parties may not achieve their intended goals and objectives within expected time frames, or at all.
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
Intellectual property
Risk description
Expiry, assertion or loss of intellectual property protection
Context and potential impact
Many products of our Innovative Medicines Division are protected by intellectual property rights, which may provide us with exclusive rights to market those products for a limited time and enable our purpose of reimagining medicine by sustainably financing our research and development. However, the strength and duration of those rights can vary significantly from product to product and country to country, and they may be successfully challenged by third parties or governmental authorities.
Loss of intellectual property protection and the introduction of generic or biosimilar competition for a patented branded medicine in a country typically result in a significant and rapid reduction in net sales and operating income for the branded product. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the patent term or other intellectual property rights. Such competition can also result from the entry of generic or biosimilar versions of another medicine in the same therapeutic class as one of our drugs or in a competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our intellectual property by governmental authorities, or as a result of a general weakening of intellectual property and governing laws in certain countries around the world. In addition, generic or biosimilar manufacturers may sometimes conduct so-called “launches at risk” of products that are still under legal challenge for infringement, or whose patents are still under legal challenge for validity, before final resolution of legal proceedings.
We also rely in all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets and other confidential information, which we seek to protect through various measures, including confidentiality agreements with licensees, employees, third-party col-

laborators and consultants who may have access to such information. If these agreements are breached or our other protective measures should fail, then our contractual or other remedies may not be adequate to cover our losses.
We may also be subject to assertions of intellectual property rights against our innovative medicines by third parties. If successful, these actions may involve payment of future royalties or damages, for example for patent infringement, and may also involve injunctive relief requiring removal of one or more dosage strengths of a product from the market (or removal of a therapeutic indication from the product’s approved labeling) for some period of time or throughout the life of the asserted intellectual property right. Such damages or such an injunction may have a material impact on our operating income and net sales.
In any given year, we may experience a potentially significant impact on our net sales from products that have already lost intellectual property protections, as well as products that may lose protection during the year. Because we may have substantially reduced marketing and research and development expenses related to products that are in their final years of exclusivity, the initial loss of protection for a product during a given year could also have an impact on our operating income for that year in an amount corresponding to a significant portion of the product’s lost sales. The magnitude of the impact of generic or biosimilar competition on our income could depend on a number of factors, including, with respect to income in a given year, the time of year at which the generic or biosimilar competitor is launched; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic or biosimilar competitor products approved, including whether, in the US, a single competitor is granted an exclusive marketing period; whether an authorized generic is launched; the geographies in which generic or biosimilar competitor products are approved, including the strength of the market for generic or biosimilar pharmaceutical products in such geographies, and the comparative profitability of branded pharmaceutical products in such geographies; and our ability to successfully develop and launch new products for patients that may also offset the income lost to generic or biosimilar competition. For more information on the patent and generic competition status of our Innovative Medicines Division products, see “Item 4. Information on the Company—Item 4.B Business overview—Innovative Medicines—Intellectual property.”
Environmental, social and governance matters
Risk description
Failure to meet environmental, social and governance expectations
Context and potential impact
Increasingly, in addition to financial results, companies are being judged by performance on a variety of environmental, social and governance (ESG) matters, which can contribute to the long-term sustainability of our companies’ performance. An inability to successfully perform on ESG matters and meet societal expectations can result in negative impacts to our reputation, recruitment, retention, operations, financial results and share price.
A variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investment in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures in making their investment decisions. Topics taken into account in such assessments include, among others, the unintentional costs or benefits of our actions on third parties not involved in such actions, which may impact society and the environment, such as with respect to climate change, the degradation of biodiversity, and inequality in society. In particular, the resulting costs of such actions may in the long term impact our operations and ability to achieve our strategic goals, ultimately resulting in broader negative impacts on the value of Novartis. Therefore, the role of our Board of Directors and executive officers in supervising various sustainability issues is becoming increasingly important. In addition to the topics typically considered in such assessments in the healthcare industry, the public’s ability to access our medicines is particularly important. If our advocacy and lobbying efforts are not aligned with our publicly stated ESG targets, our purpose statement or societal expectations, our performance on ESG assessments may be negatively impacted.
We actively manage a broad range of such ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. We recently created an ESG Management Office, which is tasked with developing our ESG strategy and tracking our performance against our ESG targets. However, in light of investors’ increasing focus on ESG matters and rapidly changing views on acceptable levels of action across a range of topics, there can be no certainty that we will manage such issues successfully, that the ESG standards we use to create our ESG targets and currently use to measure our performance against will remain the same, or that we will successfully meet society’s or investors’ expectations.
Sandoz business transformation
Risk description
Inability to drive sustainable growth mid-term by pursuing biosimilars and inorganic growth opportunities
Context and potential impact
Our Sandoz Division operates in a challenging generics and biosimilars market, where it faces intense competition and continued pricing pressures as it seeks to increase its market share and achieve sustainable and profitable growth mid-term. To achieve this objective, we are implementing a strategy for Sandoz focused on several goals, including accelerating biosimilars growth in the long term, rebuilding the Sandoz US business, and achieving inorganic growth by identifying and successfully executing on merger and acquisition and strategic in-licensing partnership opportunities on acceptable terms. There is no guarantee that we will achieve our strategic goals for Sandoz within the expected time frame, or at all. Concurrently with implementing this strategy, in October 2021 we announced the commencement of a strategic review of our Sandoz Division. This review will explore all options, ranging from retaining the business to separation, to determine how best to maximize value for our shareholders. As a result, our inability to achieve these strategic goals or to successfully implement any proposed actions arising out of the strategic review could have a material adverse effect on the success of the Sandoz Division and the Group as a whole, and may have a material adverse effect on our results of operations and financial condition. In addition, the strategic review itself will utilize additional employee and management time as well as Company resources that could be allocated to other areas of our business, which may negatively impact our overall Company performance. See also “—Pricing, reimbursement and access” with regards to the price competition for our Sandoz Division, “—Research and development” with regards to our research and development efforts related to the biosimilars market, and “—Alliances, acquisitions and divestments.”
Emerging business models
Risk description
Missed opportunities in digitalization and emerging business models
Context and potential impact
Rapid progress in medical and digital technologies and in the development of new business models is substantially transforming our industry and is creating new businesses and new opportunities for improving patient care and increasing revenue and profit, while sometimes quickly rendering established businesses uncompetitive or obsolete. Such transformations, both positive and negative, may impact the healthcare industry overall. Numerous tech companies are seeking to enter into the healthcare field, from research and development to pharmaceutical distribution and the delivery of care, which generates opportunities for technology partnerships that may accelerate innovation and complement our capabilities. However, this may also potentially disrupt our relationships with patients, healthcare professionals, customers, distributors and suppliers, with potentially negative consequences for us.
To take advantage of these opportunities, we have embarked upon a digital transformation strategy, with the goal of becoming an industry leader in leveraging advanced analytics and digital technologies, which was accelerated by the COVID-19 pandemic. We expect to invest substantial resources into efforts to improve the way we use data in drug discovery and development; to gain insights into customer preferences and behaviors via data science; to improve the ways we engage with patients, doctors and other stakeholders; and to automate business processes. Our success in these efforts will depend on many factors, including data quality, technology architecture, partnering with the right technology companies, training our employees to fully capitalize on the new capabilities, attracting and retaining employees with appropriate skills and mindsets, and successfully innovating across a variety of technology fields. Our efforts in some of these initiatives have started to gain significant traction. However, we do not yet know if these changes will be sustainable as we scale and make them part of our ways of working. As a result, we may ultimately fail to either create innovative new products, tools or techniques in an adequate time frame, or fail to differentiate our products and business models via digital technologies.
Furthermore, our increasing use of social media and other digital engagement platforms carries risks related to potential violations of rules regulating the promotion of prescription medicines and the potential disclosure of confidential information, trade secrets, or loss of other intellectual property. As a result of the COVID-19 pandemic, the use of social media and other digital engagement platforms has increased and is expanding into new uses. There continue to be uncertainties as to the rules that apply to such communications and as to the interpretations that health authorities will apply in this context, and as a result, despite our efforts to comply with applicable rules, there is a risk that our use of social media and other digital engagement platforms may cause us to be found in violation of applicable regulations.
In addition, the market for our products is evolving rapidly with frequent changes in scientific evidence, significant advances in availability and utilization of real-world evidence (RWE), and the acceleration in the adoption of virtual and social media and other digital engagement platforms by customers, patients and other stakeholders, which may allow us to (i) better understand the appropriate utilization of our products through RWE, (ii) engage and appropriately educate customers, patients and other stakeholders about the benefits and risks associated with our products, and (iii) increase the efficiency of our engagement with customers. Failure to effectively utilize these increasingly important channels and sources of evidence can result in the inadequate education of customers regarding the benefits and risks of our products and the loss of market share. In addition, there is risk of inappropriate utilization of this data and these channels by our employees or vendors.
Operational risks
Cybersecurity and IT systems
Risk description
Cybersecurity breaches and catastrophic loss of IT systems
Context and potential impact
We are heavily dependent on critical, complex and interdependent information technology (IT) systems, including internet‑based systems to support our business processes. We also have outsourced significant parts of our IT infrastructure to third-party providers, and we currently use these providers to perform business-critical IT services for us. We are therefore vulnerable to cybersecurity attacks and incidents on such networks and systems, whether our own or those of the third-party providers we contract, and we have experienced and may in the future experience such cybersecurity threats and attacks. Cybersecurity threats and attacks take many forms, and the size, age and complexity of our IT systems make them potentially vulnerable to external and internal security threats; outages; malicious intrusions and attacks; cybercrimes, including state-sponsored cybercrimes; malware; misplaced or lost data; programming or human errors; or other similar events. In the context of the COVID-19 pandemic, the risk of such threats and attacks has increased, as virtual and remote working has become more widely used, and sensitive data is accessed by employees working in less secure, home-based environments. In addition, due to our reliance on third-party providers, we have experienced and may in the future experience interruptions, delays or outages in IT service availability due to a variety of factors outside of our control, including technical failures, natural disasters, fraud, or security attacks experienced by or caused by the third-party provider. Interruptions in the service provided by these third parties could affect our ability to perform critical tasks.
A significant information security or other event, such as a disruption or loss of availability of one or more of our IT systems, whether managed by us or a third-party service provider, has previously and could in the future negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of data and information to health authorities, our manufacturing and supply chain processes, our shipments to customers, our compliance with legal obligations, and communication between employees and with third parties. IT issues have previously led to, and could in the future lead to, the compromise of trade secrets or other intellectual property that could be sold and used by competitors to accelerate the development or manufacturing of competing products; to the compromise of personal financial and health information; and to the compromise of IT security data such as usernames, passwords and encryption keys, as well as security strategies and information about network infrastructure, which could allow unauthorized parties to gain access to additional systems or data. In addition, malfunctions in software or medical devices that make significant use of IT could lead to a risk of direct harm to patients.
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
Manufacturing and product quality
Risk description
Inability to ensure proper controls in product development and product manufacturing, and failure to comply with applicable regulations and standards
Context and potential impact
The development and manufacture of our products is complex and heavily regulated by governmental health authorities around the world. Whether or not our products and the related raw materials are developed and manufactured at our own manufacturing sites or by third parties, we must ensure that all development and manufacturing processes comply with regulatory requirements as well as our own quality standards in order to deliver novel therapies to patients with unmet needs while ensuring patient safety. Failure to comply with regulatory requirements has resulted in, and may in the future result in, warning letters, suspension of manufacturing, seizure of products, injunctions, product recalls, failure to secure product approvals, or debarment.
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
Fragmented IT landscape and Enterprise Resource Planning (ERP) and Enterprise Data Management (EDM) implementation
Risk description
Fragmented business processes and unclear data ownership may impact future digital opportunities, including the implementation of the new ERP system and EDM governance
Context and potential impact
We rely on various information and other business systems to leverage data in order to operate our complex global business. Historically, while there are highly overlapping data strategy and architectural needs across our business units, we have taken the approach of building distinct solutions across both business units and geographies, which may cause disruptions to our operational stability. We are currently in the design and planning phase for the implementation of a new global ERP system that seeks to simplify, standardize and digitize processes in our commercial and finance functions and our Novartis Technical Operations unit to help ensure efficient and compliant business operations across business units and geographies as well as the availability of high-quality data necessary to aid our decision-making. We expect the first implementation of our new ERP system to begin in the second half of 2023, with full implementation by 2028, when our current system is out of maintenance by the software provider. Implementing and operating a new ERP system involves certain risks, including a failure of the new system to operate as expected, a failure to properly integrate with other systems we use, potential loss of data or information, compliance issues, cost overruns and delays, and operational disruptions. Any disruptions or malfunctions of our new ERP system could cause critical information we use to be delayed, defective, corrupted, inadequate or inaccessible. In addition, if the design or implementation of our new ERP system is deficient, it could adversely affect our operations, and could negatively impact the effectiveness of our internal controls.
Talent management
Risk description
Inability to attract, integrate and retain key personnel and qualified individuals
Context and potential impact
We rely on a diverse, highly skilled workforce across our businesses and functions. Novartis invests in attracting, integrating and retaining talented individuals to achieve our business objectives. If we are unable to sufficiently attract, integrate and retain key personnel – including senior members of our scientific and management teams, high‑quality researchers and development specialists, and skilled personnel in key markets – our ability to achieve our major business objectives may be adversely affected, our brand and reputation could be negatively impacted, and the diversity of our workforce may decline.
Our future growth will depend on our ability to retain key talent and leaders while also recruiting new talent who bring new skills and perspectives. The market for skilled talent has become increasingly competitive. We are experiencing challenges in attracting and retaining skilled talent in several areas, including biology, chemistry, clinical development, drug manufacturing, IT and, in particular, our Oncology business unit and advanced technology platforms (i.e., our chimeric antigen receptor T-cell (CAR-T) therapies, gene therapies and radioligand therapies). In addition, biotechnology companies have seen and continue to see a significant inflow of capital, and are not only competing with us to attract the same skilled talent but are also aggressively pursuing our experienced talent, threatening our ability to sustain a skilled talent supply to deliver on our business priorities.
The constraints associated with lockdowns during the COVID-19 pandemic accelerated the need for more flexible working models. We addressed this need through our program called Choice with Responsibility, which now gives many employees the flexibility to determine, in consultation with their teams, where, when and how they work, while remaining in compliance with any tax, legal and other limitations. Our transition toward a more flexible working model accelerated our efforts to expand our recruitment of talent from an increasingly global pool. However, the external supply of new talent is especially limited in many of the geographies that are expected to be sources of growth for Novartis, particularly China and the US. In China, the US and several other markets, the geographic mobility of talent is decreasing, with ample career opportunities available closer to home for talented individuals, who often have increasing expectations that they may choose where they work.
The risks associated with drawing from the external supply of talent will be exacerbated if we are unable to retain and effectively develop our key personnel and maintain a sustainable pipeline of talent and senior leaders with the critical skills and experiences necessary to deliver on our business priorities. As a result, our ability to retain critical talent, reward performance, incentivize our employees, pay competitive compensation and successfully implement our key personnel succession plans is essential. Our inability to integrate, engage and motivate employees, in particular those in leadership positions, may jeopardize our succession plans and our ability to achieve our business priorities.
Legal, ethics and compliance
Risk description
Challenges in keeping up with legal and regulatory requirements, and evolving societal expectations regarding ethical behavior
Context and potential impact
We are obligated to comply with the laws of all countries in which we operate and sell products with respect to an extremely wide and growing range of activities. Such legal requirements are extensive and complex.
The laws and regulations relevant to the healthcare industry and applicable to us are broad in scope and are subject to change and evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our business practices. For example, we have been, are currently and may in the future be subject to various significant legal proceedings, such as private party litigation, government investigations and law enforcement actions worldwide. These types of matters may take various forms based upon evolving government enforcement and private party litigation priorities, and could include matters pertaining to pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cybersecurity; data privacy; regulatory interactions; and intellectual property. Such activities can involve criminal proceedings and can retroactively challenge practices previously considered to be legal.
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
For information on significant legal matters pending against us, see “Item 18. Financial Statements—Note 20. Provisions and other non‑current liabilities” and “Item 18. Financial Statements—Note 28. Commitments and contingencies.”
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
Data privacy
Risk description
Noncompliance with personal data protection laws and regulations
Context and potential impact
We operate in an environment that relies on the collection, processing, analysis and interpretation of large sets of patients’ and other individuals’ personal information, including via social media and mobile technologies. Also, the operation of our business requires data to flow freely across borders of numerous countries in which there are different, and potentially conflicting, frequently changing data privacy laws in effect. For example, the EU General Data Protection Regulation (GDPR), which took effect in May 2018; the California Consumer Privacy Act, which took effect in January 2020; Brazil’s General Personal Data Protection Law, which entered into force in September 2020; and the Personal Information Protection Law in China, which took effect in November 2021, impose stringent requirements on how we and third parties with whom we contract collect, share, export or oth-

erwise process personal information, and provide for significant penalties for noncompliance. Breaches of our systems or those of our third-party contractors, or other failures to protect the data we collect from misuse or breach by third parties, could expose such personal information to unauthorized persons.
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
Supply chain
Risk description
Inability to maintain continuity of product supply
Context and potential impact
Many of our products are produced using technically complex manufacturing processes and require a supply of highly specialized raw materials. For some of our products and raw materials, we may rely on a single source of supply. In addition, we manufacture and sell a number of sterile products, biologic products, and products involving advanced therapy platforms, such as CAR-T therapies, gene therapies and radioligand therapy products, all of which are particularly complex and involve highly specialized manufacturing technologies. Because the production process for some of our products is complex, there is a risk of production failures, which may result in supply interruptions or product recalls due to defective products being distributed to the market.
In addition, due to the inherent complexities of our production processes, we are required to plan our production activities well in advance. If we suffer from third-party raw material shortages, underestimate market demand for a product, or fail to accurately predict when a new product will be approved for sale, then we may not be able to produce sufficient product to meet demand. These issues could be made worse during a pandemic like the COVID-19 pandemic, and could lead to (i) a sudden increase in demand for selected medicinal products, resulting in the short-term unavailability of raw material; (ii) logistical and supply challenges that may lead to our inability to ship products from one place to another due to restrictions imposed as a result of a pandemic, which can impact transportation and warehousing costs; or (iii) our inability to properly operate a production site due to restrictions imposed as the result of a pandemic.
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
Falsified medicines
Risk description
Impact on patient safety, and reputational and financial harm to Novartis and our products
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
Emerging risks
Geo-political and socio-economic threats
Risk description
Impact of geo- and socio-political threats and macroeconomic developments
Context and potential impact
Unpredictable political conditions currently exist in various parts of the world, including a backlash in certain areas against free trade; anti‑immigrant sentiment; anti-corporatist sentiment; social unrest; fears of terrorism; risk of direct conflicts between nations; a global pandemic; and economic downturn.
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
In addition, local economic conditions may adversely affect the ability of payers, as well as our distributors, customers, suppliers and service providers, to pay for our products, or otherwise to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Although we make efforts to monitor these third parties’ financial condition and their liquidity, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner or may even become insolvent. These risks may be elevated with respect to our interactions with fiscally challenged government payers, or with third parties with substantial exposure to such payers.
Our business may be impacted by economic and financial conditions directly affecting consumers. Given that in many countries, patients directly pay a large portion of their own healthcare costs, there is a risk that consumers may cut back on prescription drugs due to financial constraints.
At the same time, significant changes and potential future volatility in the financial markets, in the consumer and business environment, in the competitive landscape, and in the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings. As a result, any revenue or earnings guidance or outlook that we have given or might give may be overtaken by events, or may otherwise turn out to be inaccurate. Though we endeavor to give reasonable estimates of future revenues and earnings at the time we give such guidance, based on then‑current knowledge and conditions, there is a risk that such guidance or outlook will turn out to be incorrect.
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
For a discussion of the effect of price controls on our business, see “Item 4. Information on the Company—Item 4.B—Business overview—Innovative Medicines—Price controls.” See also “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations,” “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Condensed consolidated balance sheets,” “Item 18. Financial Statements—Note 15. Trade receivables” and “Item 18. Financial Statements—Note 29. Financial instruments – additional disclosures.”
Tax laws and developments
Risk description
Changes in tax laws or their application
Context and potential impact
Our multinational operations are taxed under the laws of the countries and other jurisdictions in which we operate. Changes in tax laws or in their application could lead to an increased risk of international tax disputes and an increase in our effective tax rate, which could adversely affect our financial results. The integrated nature of our worldwide operations can produce conflicting claims from revenue authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. Accruals for tax contingencies are made based on experience, interpretations of tax law, and judgments about potential actions by tax authorities. However, due to the complexity of tax contingencies, the ultimate resolution of any tax matter may result in payments materially different from the amounts accrued.
In 2019, the Organization for Economic Co-operation and Development (OECD) launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place and also introduces a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021, and the detailed principles are still under discussion. The OECD expects that the implementation of these new principles will begin globally in 2023. The EU also adopted a new Directive on Administrative Cooperation (DAC6) in 2018, which seeks additional reporting as of July 2020. During 2021, all EU member states implemented this EU directive as part of their respective local laws and regulations. In 2020, the EU announced it will introduce new centralized taxation powers to address the financial impact of the COVID-19 pandemic, which has not yet occurred. In addition, the European Commission continues to extend the application of its policies seeking to limit fiscal aid by member states to particular companies, and the related investigation of the member states’ practices regarding the issuance of rulings on tax matters relating to individual companies.
Although we have taken steps to comply with evolving initiatives like that of the OECD and the EU, and will continue to do so, significant uncertainties remain as to the outcome of our efforts.
For more information, see “Item 18. Financial Statements—Note 6. Income taxes” and “Item 18. Financial Statements—Note 12. Deferred tax assets and liabilities.”
General risks
Indebtedness
Risk description
Our indebtedness could adversely affect our operations
Context and potential impact
As of December 31, 2021, we had USD 22.9 billion of non‑current financial debt, and USD 6.3 billion of current financial debt. Our current and long‑term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. As a result, our existing debt may limit our ability to use our cash flow to fund capital expenditures, to engage in transactions, or to meet other capital needs, or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. Our debt could also limit our flexibility to plan for and react to changes in our business or industry, and increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Goodwill and intangible assets
Risk description
Goodwill and intangible assets resulting in significant impairment charges
Context and potential impact
We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, including, in particular, substantial goodwill and other intangible assets obtained through acquisitions, including most recently through our acquisitions of The Medicines Company, Xiidra, Endocyte, Novartis Gene Therapies, AAA, and certain oncology products from GSK. As a result, we may incur significant impairment charges in the future if the fair value of the intangible assets and the groupings of cash-generating units containing goodwill would be less than their carrying value on the Group’s consolidated balance sheet at any point in time.
We regularly review our intangible and tangible assets for impairment, including identifiable intangible assets and goodwill. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2021, for example, we recorded intangible asset impairment charges of USD 403 million.
For a detailed discussion of how we determine whether an impairment has occurred, what factors could result in an impairment, and the impact of impairment charges on our results of operations, see Item 18. Financial Statements—Note 1. Significant accounting policies” and “Item 18. Financial Statements—Note 11. Goodwill and intangible assets.”
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
For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations” and “Item 18. Financial Statements—Note 29. Financial instruments – additional disclosures.”
Key customers
Risk description
Ongoing consolidation among our distributors and retailers, and the concentration of credit risk

Context and potential impact
Increasingly, a significant portion of our global sales is made to a relatively small number of drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally accounted for approximately 17%, 11% and 6%, respectively, of net sales in 2021. The largest trade receivables outstanding were for these three customers, amounting to 16%, 12% and 7%, respectively, of the Group’s trade receivables at December 31, 2021. The trend has been toward further consolidation among distributors and retailers. As a result, we may be affected by fluctuations in the buying patterns of such customers. Furthermore, these customers are gaining additional purchasing leverage, increasing the pricing pressures facing our businesses. These pressures can particularly impact our Sandoz Division, the generic products of which can often be obtained from numerous competitors. Moreover, we are exposed to a concentration of credit risk as a result of this concentration among our customers. If one or more of our major customers experienced financial difficulties, the effect on us would be substantial, and could include a substantial loss of sales and an inability to collect amounts owed to us.
Environmental matters
Risk description
Impact of environmental liabilities
Context and potential impact
The environmental laws of various jurisdictions impose actual and potential obligations on us to investigate and remediate contaminated sites, including in connection with activities in the past by businesses that are no longer part of Novartis. In some cases, these remediation efforts may take many years. While we have set aside provisions for known worldwide environmental liabilities that are probable and estimable, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in the Group consolidated financial statements. If environmental contamination resulting from our facility operations, business activities or products adversely impacts third parties or if we fail to properly manage the safety of our facilities, including the safety of our employees and contractors, and the environmental risks, we may face substantial one-time and recurring costs and other penalties, and be required to increase our provisions for environmental liabilities.
See also “Item 4. Information on the Company—Item 4.D Property, plants and equipment” and “Item 18. Financial Statements—Note 20. Provisions and other non‑current liabilities.”
Climate change
Risk description
Climate change and increased risk of major natural disasters
Context and potential impact
Novartis is exposed to climate risks such as physical risks (e.g., heat, water scarcity, sea level rise, flooding from severe weather events) and transition risks (e.g., regulatory frameworks, carbon pricing, cost of and access to capital), which could vary in magnitude and impact country by country.
For example, some of our production facilities that depend on the availability of significant water supplies are located in areas where water is increasingly scarce. Other facilities are located in places that, because of increasingly violent weather events, sea level rise, or both, are increasingly at risk of substantial flooding. In regions where this risk is present, it impacts not only our own operations but also our distributed supply chain. Such events may result in increased costs, business interruptions, destruction of facilities, loss of life, and disruption to healthcare systems that patients use to access our medicines.
Climate change may trigger the adoption of new regulatory requirements across the globe. Such legislation could include increased requirements to invest in technology to reduce energy use, water use and greenhouse gas emissions, beyond what we expect to invest in our existing plans. In addition, legislation could include carbon pricing, climate risk disclosure mandates, and changes in zoning or building codes to increase climate resilience. The combined impact of these transition risks could increase our direct operating costs and result in the same impact across our supply chain. As a result of these transition risks, we are committed to becoming carbon neutral in our own operations by 2025, and carbon neutral across our value chain by 2030. In addition, we are committed to achieving net zero across our value chain by 2040. Any failure to achieve these commitments in the expected time frame, or at all, could result in negative impacts to our reputation, our operations, and the price of our shares.
Furthermore, our corporate headquarters, the headquarters of our Innovative Medicines and Sandoz Divisions, and certain of our major Innovative Medicines Division production and research facilities are located near earthquake fault lines in Basel, Switzerland. Other major facilities are located near major earthquake fault lines in various locations around the world. In the event of a major earthquake, we could experience business interruptions, destruction of facilities, and loss of life.
Pension plans
Risk description
Inaccuracies in the assumptions and estimates used to calculate our pension plan and other post-employment obligations
Context and potential impact
We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our current and former employees. For post-employment plans with defined benefit obligations, we are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the discount rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants pro-

vide our management with historical statistical information, such as withdrawal and mortality rates in connection with these estimates.
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

Item 4. Information on the Company

4.A History and development of Novartis

Novartis AG
Novartis AG was incorporated on February 29, 1996, under the laws of Switzerland as a stock corporation (“Aktiengesellschaft”) with an indefinite duration. On December 20, 1996, our predecessor companies, Ciba‑Geigy AG and Sandoz AG, merged into this new entity, creating Novartis. We are domiciled in and governed by the laws of Switzerland. Our registered office is located at the following address:
Novartis AG
Lichtstrasse 35
CH‑4056 Basel, Switzerland
Telephone: +41‑61‑324‑1111
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
For a description of important corporate developments since January 1, 2019, see “Item 18. Financial Statements—Note 2. Significant transactions.”
The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

4.B Business overview

Overview
Our purpose is to reimagine medicine to improve and extend people’s lives. We use innovative science and technology to address some of society’s most challenging healthcare issues. We discover and develop breakthrough treatments and find new ways to deliver them to as many people as possible. We also aim to reward those who invest their money, time and ideas in our Company. Our vision is to be a trusted leader in changing the practice of medicine. Our strategy is to build a focused medicines company powered by technology leadership in research and development, world-class commercialization, global access and data science. As we implement our strategy, we have five priorities to shape our future and help us continue to create value for our Company, our shareholders and society: unleash the power of our people, deliver transformative innovation, embrace operational excellence, go big on data and digital, and build trust with society.
In 2021, Novartis achieved net sales from continuing operations of USD 51.6 billion, and total net income amounted to USD 24.0 billion. Headquartered in Basel, Switzerland, our Group companies employed approximately 110 000 full‑time equivalent employees as of December 31, 2021. Our products are sold in approximately 155 countries around the world.
The Group comprises two global operating divisions:

• Innovative Medicines: innovative patent‑protected prescription medicines
For a description of our Innovative Medicines Division, see “—Innovative Medicines—Overview” below.
• Sandoz: generic pharmaceuticals and biosimilars
For a description of our Sandoz Division, see “—Sandoz” below.
Our divisions are supported by the following organizational units: the Novartis Institutes for BioMedical Research (NIBR), Global Drug Development (GDD), Novartis Technical Operations (NTO), and Customer & Technology Solutions (CTS) (formerly named Novartis Business Services). The financial results of these organizational units are included in the results of the divisions for which their work is performed. For more information about NIBR, see “—Innovative Medicines—Research and development—Research program” below. For more information about GDD, see “—Innovative Medicines—Research and development—Development program” below. For more information about NTO, see “—Item 4.D Property, plants and equipment.” For more information about CTS, see “Item 18. Financial Statements—Note 3. Segmentation of key figures 2021, 2020 and 2019.”
Corporate activities
We separately report the results of Corporate activities. The financial results of our Corporate activities include the costs of the Group headquarters and those of cor-

porate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments, such as certain revenues from intellectual property rights and certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships.

Innovative Medicines

Overview
Our Innovative Medicines Division is a world leader in offering patent‑protected medicines to patients and physicians. The Innovative Medicines Division researches, develops, manufactures, distributes and sells patented pharmaceuticals, and is composed of two global business units: Novartis Oncology and Novartis Pharmaceuticals.
The Novartis Oncology business unit is responsible for the commercialization of products in the areas of cancer and hematologic disorders, and consists of the global business franchises Hematology and Solid Tumor. The Novartis Pharmaceuticals business unit is organized into the following global business franchises responsible for the commercialization of various products in their respective therapeutic areas: Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines.
The Innovative Medicines Division is the larger of our two divisions in terms of consolidated net sales. It reported consolidated net sales of USD 42.0 billion in 2021, which represented 81.3% of the Group’s net sales.
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
Hematology
• Tasigna (nilotinib) is an oral tyrosine kinase inhibitor targeting the BCR-ABL protein. It is approved in the US, the EU and other countries to treat:
• Patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment. Ph+ CML is a cancer that starts in the blood-forming cells of bone marrow
• Newly diagnosed adults and children with Ph+ CML in the chronic phase
• Promacta/Revolade (eltrombopag) is a once‑daily oral thrombopoietin receptor agonist that works by stimulating bone marrow cells to produce platelets. It is approved in the US, the EU and other countries to treat:
• Immune thrombocytopenia (ITP) in patients who have had an insufficient response to or have failed previous therapies. ITP is a bleeding disorder caused by an unusually low number of platelets
• Thrombocytopenia in patients with chronic hepatitis C to allow them to initiate and maintain interferon‑based therapy
• Patients with severe aplastic anemia (SAA). SAA is a condition in which the body does not produce enough blood cells
Promacta/Revolade is marketed under a research, development and license agreement between Novartis and RPI Finance Trust (dba Royalty Pharma), as assignee of Ligand Pharmaceuticals.
• Jakavi (ruxolitinib) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first therapy approved in the EU and other countries to treat:
• Adults with myelofibrosis (MF), including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis. MF is a rare blood cancer characterized by abnormal blood cell production and scarring in the bone marrow, which can lead to an enlarged spleen
• Adults with polycythemia vera (PV) who are resistant or intolerant to a medication called hydroxyurea. PV is a rare blood cancer in which the bone marrow produces too many red blood cells, resulting in serious problems like clots
Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indica-

tions of oncology, hematology and graft-versus-host disease outside the US. Incyte Corporation markets ruxolitinib as Jakafi® in the US.
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
Solid Tumor
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
• Kisqali (ribociclib) is an oral cyclin‑dependent kinase inhibitor approved in the US, the EU and other countries to treat:
• Pre-, peri- and postmenopausal women, and men (US), with hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) locally advanced or metastatic breast cancer, in combination with an aromatase inhibitor as initial endocrine‑based therapy. HR+/HER2- breast cancer is the most common subtype of breast cancer
• Postmenopausal women, and men (US), with HR+/HER2- locally advanced or metastatic breast cancer, in combination with fulvestrant, as first- or second-line therapy
Kisqali was developed by the Novartis Institutes for BioMedical Research under a research collaboration with Astex Pharmaceuticals.
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
• Postmenopausal women, and men, with PIK3CA-mutated, hormone receptor-positive (HR+)/human epi-

  dermal growth factor receptor 2-negative (HER2-) locally advanced or metastatic breast cancer, in combination with fulvestrant, after disease progression following endocrine therapy as monotherapy (EU), or after disease progression on or following endocrine therapy (US). HR+/HER2- breast cancer is the most common subtype of breast cancer
Novartis Pharmaceuticals business unit
Immunology, Hepatology and Dermatology1
• Cosentyx (secukinumab) is an injectable, fully human monoclonal antibody that selectively inhibits interleukin-17A (IL‑17A), a cytokine involved in several immunological diseases. It is approved in the US, the EU and other countries to treat:
• Adults and children aged 6 years and older with moderate‑to‑severe plaque psoriasis. Psoriasis is a debilitating systemic inflammatory disease that is characterized by the appearance of raised, red patches on the skin
• Adults with active ankylosing spondylitis (AS). AS is a progressive inflammatory disease that is characterized by chronic back pain, is generally visible on X-rays, and can cause structural damage to the bones and joints
• Adults with active non-radiographic axial spondyloarthritis (nr-axSpA). nr-axSpA is a long-term inflammatory disease that is characterized by chronic back pain and is not visible on X-rays
• Adults with active psoriatic arthritis (PsA). PsA is a type of progressive inflammatory arthritis that results in swollen and painful joints and tendons, which can cause structural damage to the bones and joints
Additionally, Cosentyx was approved in the US in 2021 to treat active juvenile psoriatic arthritis in patients aged 2 years and older, and active enthesitis-related arthritis (ERA) in patients aged 4 years and older. ERA is an inflammatory disease characterized by joint swelling and pain.
• Ilaris (canakinumab) is an injectable, selective, high-affinity, fully human monoclonal antibody that inhibits interleukin-1 beta (IL-1 beta), a key cytokine in the inflammatory pathway. It is approved in the US, the EU and other countries to treat patients with certain debilitating autoinflammatory disorders, including:
• Adults and children with periodic fever syndromes. Periodic fever syndromes are a set of rare disorders characterized by recurrent episodes of illness, with fever as the main symptom
• Patients with Still’s disease, including systemic juvenile idiopathic arthritis and adult-onset Still’s disease. Still’s disease is a disorder that causes fevers, rash and joint pain
• Adults with gouty arthritis. Gouty arthritis is a type of arthritis characterized by pain, redness, tenderness and swelling in one or more joints
Approved indications vary by country.
1 Xolair sales for all indications are reported in the Respiratory and Allergy franchise.
Neuroscience
• Gilenya (fingolimod) is an oral sphingosine-1-phosphate (S1P) receptor modulator that inhibits the movement of lymphocytes (a type of white blood cell) out of the lymph nodes into the central nervous system, thereby preventing nerve inflammation and nervous tissue damage. It is approved:
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
• Zolgensma (onasemnogene abeparvovec) is a one-time intravenous gene therapy designed to address the genetic root cause of spinal muscular atrophy (SMA) by replacing the function of the missing or nonworking SMN1 gene. Zolgensma delivers a new working copy of the SMN1 gene into a patient’s cells. It is approved in the US, the EU and other countries to treat:
• Babies and young children who have SMA and a biallelic mutation in the SMN1 gene. SMA is a rare, genetic neuromuscular disease resulting in the progressive and irreversible loss of motor neurons, which causes muscle weakness and atrophy
• Kesimpta (ofatumumab) is an anti-CD20 monoclonal antibody that enables the targeted depletion of B-cells, specifically in lymph nodes. Kesimpta is self-administered as a once-monthly injection via the Sensoready autoinjector pen. It is approved:
• In the US to treat adults with relapsing forms of multiple sclerosis, including clinically isolated syndrome, relapsing-remitting multiple sclerosis (RRMS) and active secondary progressive multiple sclerosis (SPMS). Multiple sclerosis is a disease in which the immune system attacks the protective covering of nerves (known as myelin)
• In the EU to treat adults with relapsing forms of multiple sclerosis with active disease defined by clinical or imaging features (i.e., relapse, disability, or lesions detected by MRI scans)
Approved indications vary across other countries. Ofatumumab was originally developed by Genmab and licensed to GlaxoSmithKline (GSK). Novartis obtained the rights to ofatumumab from GSK across all indications.
• Mayzent (siponimod) is an oral, selective sphingosine-1-phosphate (S1P) receptor modulator that selectively binds to S1P1 and S1P5 receptors and penetrates the central nervous system, where it may impact central nervous system inflammation and repair mechanisms. It is approved:
• In the US and other countries to treat adults with relapsing forms of multiple sclerosis, including clinically isolated syndrome, relapsing-remitting multiple sclerosis (RRMS) and active secondary progressive multiple sclerosis (SPMS). Multiple sclerosis is a disease in which the immune system attacks the protective covering of nerves (known as myelin)
• In the EU and other countries to treat adults with SPMS with active disease
Approved indications vary across other countries.
Ophthalmology
• Lucentis (ranibizumab) is a recombinant, humanized, high-affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF‑A), a protein that can cause the growth of blood vessels in the eye, potentially leading to vision loss. Lucentis is an anti-VEGF therapy that is injected into the eye. It is approved in the EU and other countries to treat patients with certain eye conditions, including:
• Adults with neovascular (wet) age‑related macular degeneration (AMD). Wet AMD develops when abnormal blood vessels grow under the macula and leak blood and other fluids in the back of the eye, which damages the macula
• Adults with proliferative diabetic retinopathy, moderately severe to severe non-proliferative diabetic retinopathy, and/or diabetic macular edema. These conditions are complications of diabetes
• Adults with visual impairment due to macular edema secondary to retinal vein occlusion (branch RVO or central RVO). Retinal vein occlusion is a blockage of the branch or central retinal vein, which carry blood away from the retina
Approved indications vary by country. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product outside the US. Genentech holds the rights to commercialize Lucentis in the US. For further information, see “Item 18. Financial Statements—Note 27. Transactions with related parties—Roche Holding AG.”
• Xiidra (lifitegrast 0.5%), an LFA-1 antagonist, is a prescription eye drop designed to block the interaction of two key proteins called ICAM-1 and LFA-1, thereby reducing inflammation. It is approved in the US and other countries to treat:
• The signs and symptoms of dry eye disease in adults
• Beovu (brolucizumab) is the first humanized single-chain antibody fragment approved for clinical use. It binds to vascular endothelial growth factor A (VEGF-A), a protein that can cause the growth of blood vessels in the eye, potentially leading to vision loss. Beovu is an anti-VEGF therapy that is injected into the eye. It is approved in the US, the EU and other countries to treat:
• Patients with neovascular (wet) age-related macular degeneration (AMD). Wet AMD develops when abnormal blood vessels grow under the macula and leak blood and other fluids in the back of the eye, which damages the macula
Cardiovascular, Renal and Metabolism
• Entresto (sacubitril/valsartan) is an oral, first‑in‑class angiotensin receptor/neprilysin inhibitor. Entresto enhances the protective effects of a hormone system called the natriuretic peptide system, and simultaneously suppresses the harmful effects of a hormone system called the renin‑angiotensin‑aldosterone system. It is approved in the US, the EU and other countries to treat:
• Adults who have symptomatic heart failure with reduced ejection fraction (HFrEF). HFrEF is a disease in which the heart cannot pump enough blood
In 2021, Entresto was granted an expanded chronic heart failure indication in the US and other countries, allowing for the treatment of most heart failure patients with preserved ejection fraction (another disease in which the heart cannot pump enough blood). Additionally, Entresto was approved in China and Japan in 2021 to treat patients with essential hypertension (a type of high blood pressure).
• Leqvio (inclisiran) is the first and only small-interfering RNA therapy to reduce LDL cholesterol, a risk factor for atherosclerotic cardiovascular disease (ASCVD), which is caused by plaque buildup in the arteries. Leqvio is administered by a healthcare professional twice a year as an injection, following an initial dose and a dose at three months. It is approved:
• In the EU and other countries to treat adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia. It is used in combination with a statin or a statin with other lipid-lowering therapies in patients unable to reach LDL cholesterol goals with the maximum tolerated dose of a statin, or alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant or for whom a statin is contraindicated. Primary hypercholesterolemia and mixed dyslipidemia are disorders characterized by high levels of fats in the blood
• In the US to treat adults with clinical ASCVD or heterozygous familial hypercholesterolemia (HeFH), as an adjunct to diet and maximally tolerated statin therapy, who require additional lowering of LDL cholesterol. HeFH is an inherited disorder that causes dangerously high levels of LDL cholesterol. (The effect of Leqvio on cardiovascular morbidity and mortality has not yet been determined)
Novartis obtained global rights to develop, manufacture and commercialize inclisiran under a license and collaboration agreement with Alnylam Pharmaceuticals, Inc.
Respiratory and Allergy
• Xolair (omalizumab) is an injectable prescription medicine and the only approved antibody designed to target and block immunoglobulin E (IgE). It is approved in the US, the EU and other countries to treat:
• Adults and children aged 6 years and older with moderate‑to‑severe, or severe, persistent allergic asthma
• Adults and children aged 12 years and older with chronic spontaneous urticaria/chronic idiopathic urticaria (hives)
• Adults with nasal polyps or severe chronic rhinosinusitis with nasal polyps (CRSwNP). CRSwNP is a chronic inflammation of the nose and the sinuses with the presence of benign lesions (nasal polyps) on the lining of the nasal sinuses or nasal cavity
Approved indications vary by country. Xolair is provided as lyophilized powder for reconstitution, and as liquid formulation in a pre‑filled syringe. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but Novartis does not record any US sales. Novartis records all sales of Xolair outside the US. For further information, see “Item 18. Financial Statements—Note 27. Transactions with related parties—Roche Holding AG.”
Established Medicines
• Galvus (vildagliptin) is an oral inhibitor of the DPP‑4 enzyme approved in the EU and other countries to treat:
• Adults with type 2 diabetes, in combination with diet and exercise. It can be used as monotherapy when metformin (another antidiabetic medicine) is inappropriate due to contraindications or intolerance. It can also be used to treat diabetes in combination with other medicines, including insulin, when these do not adequately control a patient’s blood sugar
Approved indications vary by country. An oral single-pill combination of vildagliptin and metformin, marketed as Eucreas/GalvusMet, is also approved in the EU and other countries to treat adults with type 2 diabetes.
Compounds in development
The following table provides an overview of the key Innovative Medicines Division projects currently in the Confirmatory Development stage and may also describe certain projects in the Exploratory Development stage. Projects typically enter Confirmatory Development and become the responsibility of our Global Drug Development organization during Phase II testing. (For more information about our drug development program, see “—Research and development—Development program.”) Projects are listed in alphabetical order by compound code, or by product name where applicable. Projects include those seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. The table below, entitled “Projects removed from the development table since 2020,” highlights changes to the table entitled “Selected development projects” from the previous year.
The year that each project entered the current phase of development refers to the year of the first patient’s first visit in the first clinical trial of that phase. For projects in Phase II, the year refers to the first patient’s first visit in the first Phase II trial, which can happen before the Confirmatory Development stage. Prior to 2020, we reported the current phase based on the year in which the decision to enter the phase was made. To maintain continuity, we have included certain previously disclosed projects, noted below, that have not yet achieved “first patient, first visit” in any Phase I-III study for the reported indication and route of administration. We have disclosed these projects using our previous reporting criteria.
A reference to a project being in registration means that an application has been submitted to a health authority for marketing approval. Compounds and new indications in development are subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in this Form 20‑F in any country or in every country. See “—Regulation” for further information on the approval process.

Selected development projects
Compound/ product	Common name	Mechanism of action	Potential indication	Business franchise	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

ABL001[1]	asciminib	BCR‑ABL inhibitor	Chronic myeloid leukemia, 3rd line	Hematology	Oral	2021	US approved EU registration

			Chronic myeloid leukemia, 1st line[2]	Hematology	Oral	2021	2025/III

ACZ885	canakinumab	IL‑1 beta inhibitor	Non‑small cell lung cancer, adjuvant	Solid Tumor	Subcutaneous injection	2018	2023/III

AVXS-101 (OAV101)	onasemno- gene abepar- vovec	Survival motor neuron (SMN) gene therapy	Spinal muscular atrophy (IT formulation)[3]	Neuroscience	Intrathecal injection	2021	2025/III

Beovu	brolucizumab	VEGF inhibitor	Diabetic macular edema	Ophthalmology	Intravitreal injection	2021	US/EU registration

			Diabetic retinopathy	Ophthalmology	Intravitreal injection	2020	2025/III

BYL719	alpelisib	PI3K‑alpha inhibitor	PIK3CA-related overgrowth spectrum	Solid Tumor	Oral	2021	US registration

			Triple negative breast cancer	Solid Tumor	Oral	2020	2023/III

			Human epidermal growth factor receptor 2-positive (HER2+) advanced breast cancer	Solid Tumor	Oral	2020	2025/III

			Ovarian cancer	Solid Tumor	Oral	2021	2023/III

CFZ533	iscalimab	CD40 inhibitor	Liver transplantation	Immunology, Hepatology and Dermatology	Intravenous infusion	2019	≥2026/II

			Sjögren's syndrome	Immunology, Hepatology and Dermatology	Subcutaneous injection	2019	≥2026/II

Coartem	artemether + lumefantrine	PGH-1	Malaria, uncomplicated (<5 kg patients)	Established Medicines	Oral	2020	2024/III

Cosentyx	secukinumab	IL‑17A inhibitor	Ankylosing spondylitis head‑to‑head study versus Sandoz biosimilar Hyrimoz (adalimumab)	Immunology, Hepatology and Dermatology	Subcutaneous injection	2017	2022/III

			Hidradenitis suppurativa	Immunology, Hepatology and Dermatology	Subcutaneous injection	2019	2022/III

			Giant cell arteritis	Immunology, Hepatology and Dermatology	Subcutaneous injection	2021	2024/III

			Lichen planus	Immunology, Hepatology and Dermatology	Subcutaneous injection	2020	2025/II

			Lupus nephritis	Immunology, Hepatology and Dermatology	Subcutaneous injection	2020	≥2026/III

			Psoriatic arthritis (IV formulation)	Immunology, Hepatology and Dermatology	Intravenous infusion	2019	2022/III

			Ankylosing spondylitis (IV formulation)	Immunology, Hepatology and Dermatology	Intravenous infusion	2019	2023/III

CSJ117	TBD	TSLP inhibitor	Asthma	Respiratory and Allergy	Inhalation	2020	≥2026/II

[1] Approved in the US as Scemblix for chronic myeloid leukemia
[2] Project added to selected development projects table in 2021 – entered Confirmatory Development
[3] Clinical hold lifted; pivotal confirmatory study initiating

Compound/ product	Common name	Mechanism of action	Potential indication	Business franchise	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

Jakavi	ruxolitinib	JAK1/2 inhibitor	Acute graft‑versus‑host disease	Hematology	Oral	2021	EU registration[4]

			Chronic graft‑versus‑host disease	Hematology	Oral	2021	EU registration[5]

KAE609	cipargamin	PfATP4 inhibitor	Malaria, uncomplicated	Established Medicines	Oral	2017	≥2026/II

			Malaria, severe	Established Medicines	Oral	2019[6]	≥2026/II

KAF156	ganaplacide	Imidazolopiperazines derivative	Malaria, uncomplicated	Established Medicines	Oral	2017	≥2026/II

Kisqali	ribociclib	CDK4 inhibitor	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	Solid Tumor	Oral	2018	2023/III

Kymriah	tisagen- lecleucel	CD19 CAR-T	Relapsed/refractory follicular lymphoma	Hematology	Intravenous infusion	2021	US/EU registration

Leqvio	inclisiran	siRNA (regulation of LDL-C)	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	Cardiovascular, Renal and Metabolism	Subcutaneous injection	2018	≥2026/III

LJN452	tropifexor, licogliflozin (in fixed-dose combination)	FXR agonist and SGLT1/2 inhibitor	Nonalcoholic steatohepatitis	Immunology, Hepatology and Dermatology	Oral	2019	≥2026/II

LMI070	branaplam	mRNA splicing modulator	Huntington's disease[7]	Neuroscience	Oral	2021	≥2026/II

LNA043	TBD	ANGPTL3 agonist	Knee osteoarthritis[8]	Immunology, Hepatology and Dermatology	Intra-articular	2021	≥2026/II

LNP023	iptacopan	CFB inhibitor	IgA nephropathy	Cardiovascular, Renal and Metabolism	Oral	2021	2023/III

			C3 glomerulopathy	Cardiovascular, Renal and Metabolism	Oral	2021	2023/III

			Paroxysmal nocturnal hemoglobinuria	Hematology	Oral	2021	2023/III

			Membranous nephropathy	Cardiovascular, Renal and Metabolism	Oral	2019	≥2026/II

			Atypical hemolytic uremic syndrome[9]	Hematology	Oral	2021	2025/III

LOU064	remibrutinib	BTK inhibitor	Chronic spontaneous urticaria	Immunology, Hepatology and Dermatology	Oral	2021	2024/III

			Sjögren's syndrome	Immunology, Hepatology and Dermatology	Oral	2019	≥2026/II

			Multiple sclerosis[10]	Neuroscience	Oral	2021	2025/III

Lutathera	lutetium Lu 177 dotatate/ lutetium (177Lu) oxodotreotide	Radioligand therapy targeting SSTR	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	Solid Tumor	Intravenous infusion	2020	2023/III

[4] US filing by Incyte Corporation
[5] US filing by Incyte Corporation
[6] Reflects the year in which the decision to enter the disclosed phase was made; “first patient, first visit” has not yet occurred
[7] Project added to selected development projects table in 2021 – entered Confirmatory Development
[8] Project added to selected development projects table in 2021 – entered Confirmatory Development
[9] Project added to selected development projects table in 2021 – entered Confirmatory Development
[10] Project added to selected development projects table in 2021 – entered Confirmatory Development

Compound/ product	Common name	Mechanism of action	Potential indication	Business franchise	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

177Lu- PSMA-617	lutetium Lu 177 vipivotide tetraxetan/ lutetium (177Lu) vipivotide tetraxetan	Radioligand therapy targeting PSMA	Metastatic castration-resistant prostate cancer, post-taxane[11]	Solid Tumor	Intravenous infusion	2021	US/EU registration

			Metastatic castration-resistant prostate cancer, pre-taxane[12]	Solid Tumor	Intravenous infusion	2021	2023/III

			Metastatic hormone-sensitive prostate cancer[13]	Solid Tumor	Intravenous infusion	2021	2024/III

LXE408	TBD	Proteasome inhibitor	Visceral leishmaniasis	Established Medicines	Oral	2019[14]	≥2026/II

MBG453	sabatolimab	TIM-3 antagonist	Myelodysplastic syndrome	Hematology	Intravenous infusion	2020	2022/2023/III

			Unfit acute myeloid leukemia	Hematology	Intravenous infusion	2020	2024/II

MIJ821	TBD	NR2B negative allosteric modulator	Major depressive disorder[15]	Neuroscience	Intravenous infusion	2021	≥2026/II

NIS793	TBD	TGF-beta 1 inhibitor	Pancreatic cancer, 1st line[16]	Solid Tumor	Intravenous infusion	2021	2025/III

QBW251	icenticaftor	CFTR potentiator	Chronic obstructive pulmonary disease	Respiratory and Allergy	Oral	2019	2025/II

QGE031	ligelizumab	IgE inhibitor	Chronic spontaneous urticaria	Immunology, Hepatology and Dermatology	Subcutaneous injection	2018	TBD17/III

			Chronic inducible urticaria[18]	Immunology, Hepatology and Dermatology	Subcutaneous injection	2021	2025/III

			Food allergy[19]	Respiratory and Allergy	Subcutaneous injection	2021	2025/III

SAF312	libvatrep	TRPV1 antagonist	Chronic ocular surface pain	Ophthalmology	Topical	2016	≥2026/II

SKO136[20]	ensovibep	Multispecific DARPin	Coronavirus infection	Established Medicines	Intravenous infusion	Not applicable (N/A)	2022/II

TQJ230	pelacarsen	ASO targeting lipoprotein(a)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	Cardiovascular, Renal and Metabolism	Subcutaneous injection	2019	2025/III

UNR844	TBD	Reduction of disulfide bonds	Presbyopia	Ophthalmology	Topical	2019	2024/II

VAY736	ianalumab	BAFF-R inhibitor	Autoimmune hepatitis	Immunology, Hepatology and Dermatology	Subcutaneous injection	2018	≥2026/II

			Sjögren’s syndrome	Immunology, Hepatology and Dermatology	Subcutaneous injection	2017	≥2026/II

VDT482[21]	tislelizumab	Anti-PD-1 monoclonal antibody	Esophageal cancer, 2nd line	Solid Tumor	Intravenous infusion	N/A	US registration[22]

			Non‑small cell lung cancer	Solid Tumor	Intravenous infusion	N/A	2022/III

			Nasopharyngeal carcinoma, 1st line	Solid Tumor	Intravenous infusion	N/A	2022/III

			Gastric cancer, 1st line	Solid Tumor	Intravenous infusion	N/A	2023/III

			Esophageal cancer, 1st line	Solid Tumor	Intravenous infusion	N/A	2023/III

			Localized esophageal cancer	Solid Tumor	Intravenous infusion	N/A	2023/III

			Hepatocellular carcinoma, 1st line	Solid Tumor	Intravenous infusion	N/A	2023/III

			Small cell lung cancer, 1st line	Solid Tumor	Intravenous infusion	N/A	2024/III

			Bladder urothelial cell carcinoma, 1st line	Solid Tumor	Intravenous infusion	N/A	2024/III

VPM087	gevokizumab	IL-1 beta antagonist	Colorectal cancer, 1st line	Solid Tumor	Intravenous infusion	2019	≥2026/I

Xolair	omalizumab	IgE inhibitor	Food allergy	Respiratory and Allergy	Subcutaneous injection	2019	2023/III

[11] Previously disclosed as metastatic castration-resistant prostate cancer
[12] Project added to selected development projects table in 2021 – entered Confirmatory Development
[13] Project added to selected development projects table in 2021 – entered Confirmatory Development
[14] Reflects the year in which the decision to enter the disclosed phase was made; “first patient, first visit” has not yet occurred
[15] Project added to selected development projects table in 2021 – entered Confirmatory Development
[16] Project added to selected development projects table in 2021 – entered Confirmatory Development
[17] Phase III PEARL data in evaluation
[18] Project added to selected development projects table in 2021 – entered Confirmatory Development
[19] Project added to selected development projects table in 2021 – entered Confirmatory Development
[20] In-licensed from Molecular Partners in 2021 (option deal)
[21] In-licensed from an affiliate of BeiGene, Ltd. in 2021
[22] Biologics License Application (BLA) submitted by BeiGene, Ltd. to the FDA

Projects removed from the development table since 2020
Compound/ product	Potential indication	Change	Reason

ACZ885	Non‑small cell lung cancer, 2nd line	Removed	Development discontinued

	Non‑small cell lung cancer, 1st line	Removed	Development discontinued

AVXS‑201 (OAV201)	Rett syndrome	Removed	Development discontinued

Beovu	Retinal vein occlusion	Removed	Development discontinued

BYL719	Head and neck squamous cell carcinoma, 2nd and 3rd line	Removed	Development discontinued

CEE321	Atopic dermatitis	Removed	Development discontinued

CFZ533	Renal transplantation	Removed	Development discontinued

ECF843	Dry eye	Removed	Development discontinued

Entresto	Chronic heart failure with preserved ejection fraction	Commercialized

	Post‑acute myocardial infarction	Removed	Development discontinued

KJX839	Hyperlipidemia	Commercialized as Leqvio

Kymriah	Relapsed/refractory diffuse large B‑cell lymphoma in 1st relapse	Removed	Development discontinued

LJC242	Nonalcoholic steatohepatitis	Removed	Development discontinued

LMI070	Spinal muscular atrophy	Removed	Development discontinued

OMB157	Relapsing multiple sclerosis	Commercialized as Kesimpta

PDR001	Malignant melanoma (combo)	Removed	Development discontinued

Tabrecta	Solid tumors	Removed	Development discontinued

Principal markets
The Innovative Medicines Division sells products in approximately 140 countries worldwide. Net sales are primarily concentrated in the US and Europe. The following table sets forth the aggregate 2021 net sales of the Innovative Medicines Division by region:
Innovative Medicines
	2021 net sales to third parties

	USD millions	%

United States	14 999	36

Europe	14 919	36

Asia, Africa, Australasia	9 304	22

Canada and Latin America	2 773	6

Total	41 995	100

Of which in Established Markets [1]	31 459	75

Of which in Emerging Growth Markets [1]	10 536	25

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
Production
Our primary goal is to ensure the uninterrupted, timely and cost‑effective supply of products that meet all product specifications and quality standards. The manufacturing of our products is highly regulated by governmental health authorities around the world, including the FDA and EMA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require highly specialized raw materials.
In 2021, we integrated Novartis Gene Therapies into our existing manufacturing and supply structure, created a new ophthalmology supply unit, and launched a contract manufacturing organization in biotechnology and cell and gene therapy services. We manufacture our products across the following platforms at facilities worldwide: large molecules, small molecules, Sandoz Technical Operations, cell and gene therapy, and ophthalmology and local market manufacturing (see also “—Item 4.D Property, plants and equipment”). In our manufacturing network, we maintain state‑of‑the‑art processes, with quality as a priority, and require our suppliers to adhere to the same high standards we expect from our own people and processes. Those processes include chemical and biological syntheses; sterile processing, including CAR-T cell processing; and formulation and packaging. We are constantly working to improve our existing manufacturing processes, to develop new and innovative technologies, and to review and adapt our manufacturing network to meet our needs and those of our patients and customers.
We produce raw materials for manufacturing in‑house or we purchase them from a number of third-party suppliers. Where possible, we maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. Our suppliers of raw materials are required to comply with applicable regulations and Novartis quality standards.
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
Marketing and sales
The Innovative Medicines Division serves customers with 23 243 field force representatives, as of December 31, 2021, including supervisors and administrative personnel. These trained representatives present the therapeutic benefits and risks of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations and other healthcare professionals. In the US, Novartis advertises certain products via digital and traditional media channels, including the internet, television, newspapers and magazines. Novartis also pursues co‑promotion/co‑marketing opportunities as well as licensing and distribution agreements with other companies in various markets.

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
The COVID-19 pandemic has accelerated additional changes related to marketing and sales techniques in the healthcare industry. For example, many healthcare professionals have increased their use of virtual platforms when interacting with pharmaceutical companies, and prefer to receive information in a more convenient and personalized way. In response, Novartis is working to implement a new customer engagement model that combines traditional face-to-face visits with digital methods of engaging healthcare professionals. We are similarly changing our approach to engaging healthcare systems, payers and other healthcare providers.
Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers. The growing number of so‑called “specialty” drugs in our portfolio has resulted in increased engagement with specialty pharmacies. In the US, specialty pharmacies continue to grow as a distribution channel for specialty products. Most specialty drugs can only be dispensed through specialty pharmacies that are wholly owned by national pharmacy benefit managers.
In the US, the US Centers for Medicare & Medicaid Services (CMS) is the largest single payer for healthcare services as a result of continuing changes in healthcare economics and an aging population. In addition, both commercial and government-sponsored managed care organizations continue to be among the largest groups of payers for healthcare services in the US. In other countries, national health services are often the only significant payer for healthcare services. In an effort to control prescription drug costs, almost all managed care organizations and national health services use formularies that list specific drugs that may be reimbursed and/or the level of reimbursement for each drug. Managed care organizations and national health services also increasingly use cost‑benefit analyses to determine whether or not newly approved drugs will be added to a formulary and/or the level of reimbursement for that drug, and to determine whether or not to continue to reimburse existing drugs. We have dedicated teams that actively seek to optimize patient access, including formulary positions, for our products.
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
In 2021, Novartis reached an agreement with the National Health Service (NHS) in England to implement a first-of-its-kind population health management approach designed to provide faster and broader access to Leqvio for certain high-risk patients with atherosclerotic cardiovascular disease. Novartis is exploring similar collaborations in other countries.
Additionally, following conditional approval of Zolgensma in Europe in 2020, Novartis Gene Therapies established “Day One” early access agreements in multiple European countries. These agreements support early patient access by allowing a variety of customizable options, including retroactive rebates, deferred payments, installment options, outcome-based rebates, and collaborations with healthcare systems to optimize disease management. These efforts have expanded globally, and we now have multiple early access agreements and pay-for-performance agreements (i.e., outcome-based arrangements) in place in various markets around the world. Zolgensma is approved in over 40 countries.
Novartis has established an outcome-based framework in the US for one of the approved indications of our oncology product Kymriah, whereby the product invoice is linked to a successful outcome for each patient at an agreed milestone. Novartis also offers outcome-based agreements for approved indications of Kymriah and Luxturna in certain countries other than the US. These typically involve a full upfront payment of the product with a partial refund in case of failed outcomes, or installment payments based on successful patient outcomes at agreed milestones.
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
Like other companies selling patented pharmaceuticals, Novartis faces challenges from companies selling competing patented products. Generic forms of our products may follow the expiry of intellectual property protection, and generic companies may also gain entry to the market through successfully challenging our intellectual property rights. We use legally permissible measures to defend those rights. See also “—Intellectual property” below. We also may face competition from over‑the‑counter (OTC) products that do not require a prescription from a physician.

There is ongoing consolidation in the pharmaceutical industry. At the same time, new entrants are looking to use their expertise to establish or expand their presence in healthcare, including technology companies seeking to benefit from the increasing importance of data and data management in our industry.
Research and development
The discovery and development of a new drug usually requires approximately 10 to 15 years from the initial research to bringing a drug to market. This includes approximately six to eight years from Phase I clinical trials to market entry. At each of these steps, there is a substantial risk that a compound (i.e., drug or biologic) or other therapeutic candidate will not meet the requirements to progress further. In such an event, we may be required to abandon the development of a potential therapy in which we have made a substantial investment.
We manage our research and development expenditures across our entire portfolio in accordance with our strategic priorities. We make decisions about whether or not to proceed with development projects on a project‑by‑project basis. These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company. Once a management decision has been made to proceed with the development of a particular molecule, the level of research and development investment required will be driven by many factors. These include the medical indications for which it is being developed, the number of indications being pursued, whether the molecule is of a chemical or biological nature, the stage of development, and the level of evidence necessary to demonstrate clinical efficacy and safety.
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
Approximately 5 200 full‑time-equivalent scientists, physicians and business professionals work at NIBR sites in Basel, Switzerland; Cambridge, Massachusetts; East Hanover, New Jersey; San Diego, California; Emeryville, California; and Shanghai, China. They contribute to research into disease areas such as cardiovascular, renal and metabolic diseases; neuroscience; oncology; muscle disorders; ophthalmology; autoimmune diseases; and respiratory and allergic diseases. Research at the Friedrich Miescher Institute and the Genomics Institute of the Novartis Research Foundation focuses on basic genetic and genomic research, and the Novartis Institute for Tropical Diseases (NITD), in Emeryville, California, focuses on discovering new medicines to fight tropical diseases, including malaria and cryptosporidiosis.
All drug candidates go through proof‑of‑concept trials to enable an early assessment of the safety and efficacy of the drug while collecting basic information on pharmacokinetics and tolerability, and adhering to the guidance for early clinical testing set forth by health authorities. Following proof of concept, our Global Drug Development unit conducts confirmatory trials on the drug candidates.
In 2020, we discontinued early discovery research at NIBR’s Shanghai site and focused our research and development activities there on expanding the scale and scope of our early clinical development and later-stage clinical trial operations to help accelerate the development of new medicines.
In response to the current pandemic, we are pursuing potential therapeutic strategies to help combat COVID-19. Chief among these are our efforts to discover a novel therapy targeting the main protease – an enzyme essential to the replication of many coronaviruses, including SARS-CoV-2 – and our collaboration with Molecular Partners to develop ensovibep, a potential new treatment option for COVID-19 that targets the virus using proprietary DARPin technology to neutralize SARS-CoV-2. The topline results of a Phase II study reported in early 2022 showed that a single intravenous dose of ensovibep reduced viral load through Day Eight, shortened symptom duration, reduced emergency room visits and/or hospitalizations related to COVID-19, and reduced deaths, compared to placebo. In separate studies, it maintained potent in-vitro pan-variant activity against all variants of concern identified so far, including Omicron.
Development program
Our Global Drug Development (GDD) organization oversees drug development activities for our Innovative Medicines Division. GDD works collaboratively with NIBR to execute our overall pipeline strategy. The GDD organization includes centralized global functions such as Regulatory Affairs and Global Development Operations, and global Development Units aligned with our business franchises. GDD was created to improve resource allocation, technology implementation and process standardization to further increase innovation. GDD includes approximately 12 400 full‑time equivalent employees worldwide.
The traditional model of clinical development consists of three phases:
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
Phase III: Large‑scale clinical studies with several hundred to several thousand patients, which are conducted to establish the safety and efficacy of the drug in specific indications for regulatory approval. Phase III trials may also be used to compare a new drug against a current standard of care to evaluate the overall benefit‑risk relationship of the new medicine.
In each of these phases, physicians monitor volunteer patients closely to assess the safety and efficacy of a potential new drug or indication.
Though we use this traditional model, we have tailored the development process to be simpler, more flexible and efficient. We divide the development process into two stages: Exploratory Development to establish proof of concept, followed by Confirmatory Development to confirm the concept in large numbers of patients. Exploratory Development consists of clinical proof-of-concept (PoC) studies, which are small clinical trials (typically involving between five and 15 patients) that combine elements of traditional Phase I/II testing. NIBR conducts these customized trials, which are designed to give early insights into issues such as safety, efficacy and toxicity for a drug in a given indication. Once a positive proof of concept has been established, the drug moves to the Confirmatory Development stage and becomes the responsibility of GDD. Confirmatory Development has elements of traditional Phase II/III testing and includes trials aimed at confirming the safety and efficacy of the drug in the given indication, leading up to submission of a dossier to health authorities for approval. This stage can also include trials that compare the drug to the current standard of care for the disease in order to evaluate the drug’s overall benefit-risk profile. Further, with new treatment approaches such as gene therapy for rare diseases, elements of Exploratory and Confirmatory Development may be combined and suffice for registration under certain conditions such as high unmet medical need and clinical data showing highly favorable benefit-risk. In these cases, additional post-approval studies may be required by the regulatory authorities to continue to gather important data to further support approval.
The vast amount of data that must be collected and evaluated makes clinical testing the most time‑consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. For more information, see “—Regulation.”
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
In December 2021, Novartis announced the signing of an option, collaboration and license agreement with an affiliate of BeiGene, Ltd. for ociperlimab, a late-stage TIGIT inhibitor that may be active against a wide range of solid tumors. This partnership strengthens the Company’s immunotherapy pipeline and expands development opportunities with the PD-1 inhibitor tislelizumab. Novartis announced in February 2021 that it closed the in-licensing of tislelizumab from an affiliate of BeiGene, Ltd. for North America, Europe and Japan. Novartis is advancing tislelizumab as a potential bridge to synergistic drug combinations, with the goal of extending survival for more patients across tumors and lines of therapy.
For information about recent business acquisitions, see “Item 18. Financial Statements—Note 2. Significant transactions.”
Regulation
The international pharmaceutical industry is highly regulated. Regulatory authorities around the world administer numerous laws and regulations regarding the testing, approval, manufacturing, importing, labeling and marketing of drugs, and review the safety and efficacy of pharmaceutical products. Extensive controls exist on the non‑clinical and clinical development of pharmaceutical products. These regulatory requirements, and the implementation of them by local health authorities around the globe, are a major factor in determining whether a substance can be developed into a marketable product, and the amount of time and expense associated with that development.
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
To register a pharmaceutical product, a registration dossier containing evidence establishing the safety, effi-

cacy and quality of the product must be submitted to regulatory authorities. Generally, a therapeutic product must be registered in each country in which it will be sold. In every country, the submission of an application to a regulatory authority does not guarantee that approval to market the product will be granted. Although the criteria for the registration of therapeutic drugs are similar in most countries, the formal structure of the necessary registration documents and the specific requirements, including risk tolerance, of the local health authorities can vary significantly from country to country. Even if a drug is registered and marketed in one country, the registration authority in another country may request additional information from the pharmaceutical company prior to registration or even reject the product. A drug may be approved for different indications in different countries.
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
The following provides a summary of the regulatory processes in the principal markets served by Innovative Medicines Division affiliates:
United States
In the US, applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization in the US. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the US market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. When a pharmaceutical company has gathered data that it believes sufficiently demonstrates a drug’s safety, efficacy and quality, then the company may file a New Drug Application (NDA) or Biologics License Application (BLA), as applicable, for the compound. The NDA or BLA must contain all the scientific information that has been gathered about the compound. This typically includes information regarding the clinical experiences of patients tested in the drug’s clinical trials. A Supplemental New Drug Application (sNDA) or Supplemental Biologics License Application (sBLA) must be filed for new indications for a previously approved drug.
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
Once the FDA has approved an NDA, BLA, sNDA or sBLA, the company can make the new drug available for physicians and other healthcare providers to prescribe. The drug owner must submit periodic reports to the FDA, including any cases of adverse reactions. For some medications, the FDA requires additional post‑approval studies (Phase IV) to evaluate long‑term effects or to gather information on the use of the product under specified conditions.
Throughout the life cycle of a product, the FDA requires compliance with standards relating to good laboratory, clinical and manufacturing practices. The FDA also requires compliance with rules pertaining to the manner in which we may promote our products.
European Union
In the EU, there are three main procedures for application for authorization to market pharmaceutical products in more than one EU member state at the same time: the centralized procedure, the mutual recognition procedure and the decentralized procedure. It is also possible to obtain a national authorization for products intended for commercialization in a single EU member state only. The procedure used for first authorization must continue to be followed for subsequent changes, e.g., to add an indication for a licensed product.
Under the centralized procedure, applications are made to the EMA for an authorization that is valid for the European Union (all member states). The centralized procedure is mandatory for all biotechnology products; new chemical entities in cancer, neurodegenerative disorders, diabetes, AIDS, autoimmune diseases and other immune dysfunctions; advanced therapy medicines, such as gene therapy, somatic cell therapy and tissue-engineered medicines; and orphan medicines (medicines for rare diseases). It is optional for other new chemical entities, innovative medicinal products, and medicines for which authorization would be in the interest of public health. When a pharmaceutical company has gathered data that it believes sufficiently demonstrates a drug’s safety, efficacy and quality, the company may submit an application to the EMA. The EMA then receives and validates the application, and the specialized committee for human medicines, the CHMP, appoints a rapporteur and co‑rapporteur to review it. They use experts from their countries to carry out the assessment but can also draw expertise from other member states (“multinational teams”). The entire review cycle must be completed within 210 days, although there are “clock stops” to allow the company to respond to questions set forth in the rapporteur and co‑rapporteur’s assessment report and agreed with the CHMP. The first clock stop is at Day 120 and the clock restarts on Day 121, when the company’s complete response is received by the EMA. If there are further aspects of the dossier requiring clarification, the CHMP will issue further questions at Day 180, and may also request an oral explanation, in which case the sponsor must not only respond to the further questions but also appear before the committee to justify its responses. On Day 210, the CHMP will take a vote to recommend the approval or non‑approval of the application, and their opinion is transferred to the EC. The final EC decision under this centralized procedure is a single decision that is applicable to all member states. This decision occurs 60 days, on average, after a positive CHMP recommendation.
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
European marketing authorizations have an initial duration of five years. The holder of the marketing authorization must actively apply for its renewal after this first five-year period. As part of the renewal procedure, the competent authority will perform a full benefit‑risk review of the product. Should the authority conclude that the benefit‑risk balance is no longer positive, the marketing authorization can be suspended or revoked. Once renewed, the marketing authorization is valid for an unlimited period, unless it is determined that the product must be further monitored for safety reasons. In this case, the authority may require another renewal at 10 years. If the holder does not apply for renewal, the marketing authorization automatically lapses. Any marketing authorization that is not followed within three years of its granting by the actual placing on the market of the corresponding medicinal product ceases to be valid.
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
Direct governmental efforts to control prices
United States: President Biden has made comprehensive drug pricing reform a priority in the US. Lacking 60 votes in the US Senate, Democrats pursued legislation through a procedure known as budget reconciliation to mandate a negotiation process for drugs covered in Medicare Part D and, eventually, Medicare Part B; redesign the Medicare Part D benefit with an out-of-pocket cap for seniors; and impose penalties for drug prices that increase faster than inflation. This legislation did not pass before the end of the 2021 calendar year. However, Democrats said they plan to revisit it in early 2022 and would like to pass drug pricing reform legislation before campaigning for the November mid-term elections begins. Further, by December 31, 2021, 20 US states had passed legislation intended to impact pricing or requiring manufacturer price transparency reporting, with eight of these states also allowing for drug affordability (i.e., price control) review boards. The disclosure requirements vary by state. Many states require multiple types of reporting, including for new drug applications, new drug launches, prior notice of price increases, and quarterly or annual reporting. It is expected in 2022 that state legislatures will continue to focus on drug pricing and that similar bills will be passed in more states.
Europe: In Europe, our operations are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In some member states, these include reforms to permit the reimbursed use of off-label medicines, despite the presence of licensed alternatives on the market. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, is intense. Increasingly strict analyses are applied when evaluating the entry of new products, and as a result, access to innovative medicines is limited based on strict cost‑benefit assessments. In addition, prices for marketed products are referenced within member states and across international borders, further impacting individual EU member state pricing. Member states also collaborate to enhance pricing transparency and have started conducting joint health technology assessments, joint pricing negotiations and/or joint purchasing. As an additional control for healthcare budgets, some EU countries have passed legislation to impose further mandatory rebates for pharmaceutical products and/or financial claw‑backs on the pharmaceutical industry. The calculation of these rebates and claw‑backs may lack transparency in some cases and can be difficult to predict.
Regulations favoring generics and biosimilars
In response to rising healthcare costs, most governments and private medical care providers have established reimbursement schemes that favor the substitution of generic pharmaceuticals for more expensive brand‑name pharmaceuticals. All US states have generic substitution statutes. These statutes permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original drug. Other countries, including many European countries, have similar laws. We expect that the pressure for generic substitution will continue to increase. In addition, the US, the EU and other jurisdictions are increasingly crafting laws and regulations encouraging the development of biosimilar versions of biologic drugs, which can also be expected to have an impact on pricing.
Cross‑border sales
Price controls in one country can have an impact in other countries as a result of cross‑border sales. In the EU, products that we have sold to customers in countries with stringent price controls can be legally resold to customers in other EU countries at a lower price than the price at which the product is otherwise available in the importing country (known as parallel trade). In North America, products that we have sold to customers in Canada – which has relatively stringent price controls – are sometimes resold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal. However, given the increased focus on pharmaceutical prices in the US, the Biden administration, certain members of the US Congress, and several US states continued to explore regulatory and legislative ways to allow the safe importation of pharmaceutical products into the US from select countries, including Canada. Six US states have enacted drug importation laws, but the Secretary of the US Department of Health and Human Services (HHS) must certify that each state’s importation plan is safe and cost-effective before it can be implemented.
We expect that pressures on pricing will continue worldwide and will likely increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.
Intellectual property
We attach great importance to intellectual property (IP) rights – including patents, trademarks, copyrights, know‑how, trade secrets and regulatory data protection – as essential to our purpose of reimagining medicine to improve and extend people’s lives, and to protect our investment in research and development, manufacturing and marketing. The IP system provides a means to attract the investments needed to conduct and sustainably finance innovative R&D, and to manage the risks inherent in our work. For example, we seek IP protection under applicable laws for significant product developments in major markets. Among other things, patents may cover the products themselves, including the product’s active ingredient or ingredients and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. In addition, patents may cover tests for certain diseases or biomarkers – which can improve patient outcomes when administered with certain drugs – as well as assays, research tools and other techniques used to identify new drugs. The protection afforded, which may vary from country to country, depends upon the type of patent, its duration and its scope of coverage.
In the US and other countries, the law recognizes that product development and review by the FDA and other health authorities can take an extended period, and provides an extension of patent term for a period related to the time taken for the conduct of clinical trials and for the health authority’s review. However, the length of this extension and the patents to which it applies cannot be known in advance and can only be determined after the product is approved. In practice, it is not uncommon for patent term extensions (PTEs) or supplementary protection certificates (SPCs) to not fully account for the time it took to develop the product and receive marketing authorization. As a result, for example, it is rarely the case that a product’s active ingredient(s) will have a full patent term at the time the product is approved by the FDA and other health authorities.
In addition to patent protection, various countries provide regulatory data protection (RDP) or regulatory-based marketing exclusivities for a prescribed period of time. RDP is a distinct type of IP right providing exclusivity that precludes a potential competitor from filing a regulatory application that relies on the sponsor’s clinical trial data, or that precludes the regulatory authority from approving the application for a set period of time. The RDP period can vary depending upon the type of data included in the sponsor’s application. When it is available, market exclusivity, unlike RDP, may preclude a competitor from obtaining marketing approval for a product even if a competitor’s application relies on its own data. RDP and market exclusivity periods generally run from the date a product is approved, and so their expiration dates cannot be known with certainty until the product approval date is known and exclusivity has been granted by the relevant authorities.
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
RDP and market exclusivity
Separate from patent exclusivities, the FDA may provide RDP or regulatory-based market exclusivity, which runs in parallel to any patent protection.
• A new small‑molecule active pharmaceutical ingredient receives five years of RDP, during which time a competitor generally may not submit or obtain approval of an application to the FDA based on a sponsor’s clinical data.
• A new biologic active pharmaceutical ingredient receives 12 years of regulatory-based market exclusivity, during which time a competitor generally may not market the same or similar drug.
• The FDA may also request that a sponsor conduct pediatric studies and, in exchange, it will grant an additional six‑month period of pediatric market exclusivity if the FDA accepts the data, the sponsor makes a timely application for approval for pediatric treatment, and the sponsor has a patent‑based and/or regulatory‑based exclusivity period for the product that can be extended.
• Orphan drug exclusivity provides seven years of market exclusivity for drugs designated by the FDA as orphan drugs, meaning drugs that treat rare diseases. During this period, a potential competitor generally may not market the same or similar drug for the same indication even if the competitor’s application does not rely on data from the sponsor.
European community
Patents
Patent applications in Europe may be filed in the European Patent Office (EPO) or in a particular country or countries. The EPO system permits a single application to be granted for the EU plus other non‑EU countries such as Switzerland, Turkey and the UK. When the EPO grants a patent, it is then validated in the countries that the patent owner designates. The term of a patent granted by the EPO or a European country office is 20 years from the earliest application filing date. Pharmaceutical patents can be granted a further period of exclusivity under the SPC system. SPCs are designed, in part, to account for the time it took to receive marketing authorization of a product by the European health authorities. An SPC may be granted to provide, in combination with the patent, up to 15 years of exclusivity from the date of the first European marketing authorization. However, an SPC cannot last longer than five years. The SPC duration may be extended by a further six months if the product is the subject of an agreed pediatric investigation plan. The post‑grant phase of patents, including the SPC system, is currently administered on a country‑by‑country basis under national laws that, while differing, are intended to (but do not always) have the same effect.
RDP and market exclusivity
Separate from patent exclusivities, the EU provides a system of regulatory data protection for authorized human medicines that runs in parallel to any patent protection. The system for new drugs being approved today is usually referred to as “8+2+1” because it provides an initial period of eight years of data protection, during which a competitor cannot rely on the relevant data; a further period of two years of market exclusivity, during which the data can be used to support applications for marketing authorization but a competitive product cannot be launched; and a possible one‑year extension of the market exclusivity period if, during the initial eight‑year data exclusivity period, the sponsor registered a new therapeutic indication with “significant clinical benefit.” This system applies both to national and centralized authorizations in the EU plus other non-EU countries such as the UK.
The EU also has an orphan drug exclusivity system for medicines. If a medicine is designated as an orphan drug, then it benefits from 10 years of market exclusivity after it is authorized, during which time an application for the same or similar medicine for the same indication will not generally be accepted or granted. Under certain circumstances, this exclusivity can be extended with a two‑year pediatric extension.
Third-party patents and challenges to intellectual property
Third parties can challenge our IP, including patents, patent term extensions, RDP and marketing exclusivities (such as pediatric extensions and orphan drug exclusivity), through various proceedings. For example, patents in the US can be challenged in the USPTO through various proceedings, including Inter Partes Review (IPR) and Post-Grant Review (PGR) proceedings. They may also be challenged through patent infringement litigation under the Abbreviated New Drug Application (ANDA) provisions of the Hatch‑Waxman Act or under the Biologics Price Competition and Innovation Act (BPCIA). In the EU, patents may be challenged through oppositions in the EPO, or national patents may be challenged in national courts or national patent offices. The outcomes of such challenges can be difficult to predict.
In addition to directly challenging our IP rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our patents or marketing the generic product for non‑patent-protected indications, or filing a separate New Drug Application (NDA) under the Hatch-Waxman Act (typically referred to as a 505(b)(2) application). Despite RDP, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application, and avoid our RDP altogether. There is a risk that some countries may seek to impose limitations on or seek not to recognize the availability of IP rights for pharmaceutical products, or limit the extent to which such rights may be enforced. Also, even though we may own, co‑own or in‑license patents protecting our products, and conduct freedom‑to‑operate analyses, a third party may nevertheless assert that one of our products infringes a third-party patent for which we do not have a license, seeking rem-

edies such as monetary damages or an injunction against our continued marketing of the product.
As a result, there can be no assurance that our IP rights will protect our products or that we will be able to avoid adverse effects from the loss of IP protection or from third-party patents in the future.
Intellectual property protection for certain key marketed products and compounds in development
We present below additional details regarding certain IP protection for the listed Innovative Medicines Division products. For each, we identify issued, unexpired patents by their general subject matter and, in parentheses, years of expiry in, if relevant, the US and the EU. The identified patents are owned, co‑owned or exclusively in‑licensed by Novartis and relate to at least one dosage strength of the product or to the method of treatment or its use as it is currently approved and marketed or, in the case of a compound in development, as it is currently submitted to the FDA and/or the EMA for approval. Identification of an EU patent refers to national patents in EU countries and/or to the national patents that have been derived from a patent granted by the EPO. Novartis may own, co-own, control or have rights to additional patents, for example, relating to compound forms, methods of treatment or use, formulations, devices, processes, product-by-process, synthesis, purification and detection.
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
In the case of the EU, identification of a patent, supplementary protection certificate, marketing exclusivity or regulatory data protection means grant, authorization and maintenance in at least one EU country or the UK. However, it could be pending, not granted, expired or found invalid in others.
For each product below, we indicate whether there is current generic or biosimilar competition for one or more product versions in one or more approved indications in either the US or one or more EU countries, if IP is otherwise disclosed. We identify certain enforcement actions, or ongoing challenges to the disclosed IP, including IPRs or PGRs if instituted by the USPTO, that have not been finally resolved (including appeals) unless noted. Challenges identified as being in administrative entities, such as national patent offices, include judicial appeals from decisions of those entities. Resolution of challenges to the disclosed IP, which in the EU may involve IP in one or more EU countries, may include settlement agreements under which Novartis permits or does not permit future launch of generic versions of our products before expiration of that IP. We identify certain material terms of such settlement agreements where they could have a material adverse effect on our business. In other cases, such settlement agreements may contain confidentiality obligations restricting what may be disclosed.
For additional information regarding commercial arrangements with respect to these products, see “—Key marketed products.”
Novartis Oncology business unit
Hematology
• Tasigna. US: Patent on compound (2023), PE (2024); three patents on salt forms (2026, 2027, 2028), three PEs (2027, 2028, 2029); patent on polymorph compound form (2026), PE (2027); two patents on capsule form (2026, 2027), two PEs (2027, 2028); patent on method of treatment (2032), PE (2032). EU: Patent on compound (2023); patent on salt form (2026); patent on polymorph compound form (2026); patent on capsule form (2027); patent on method of treatment (2030). There is no generic competition in the US or the EU. In the US, generic manufacturers have filed ANDAs challenging certain patents other than the compound patent. In the EU, the capsule form patent is being opposed in the EPO.
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
• Adakveo. US: Patent on composition of matter (2028); patent on methods of treatment (2027); RDP (2031), PE (2032); ODE (2026). PTE pending. EU: Patent on composition of matter (2027), SPC (2032); patent on dissociation use (2031); RDP (2030); ODE (2030). There is no generic competition in the US or the EU.

Solid Tumor
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
Use of Mekinist with Tafinlar or Tafinlar with Mekinist. US: Patent on combination (2030); three patents on method of use of combination (2025, 2030, 2033); ODE on non‑small cell lung cancer (2024); ODE on adjuvant treatment of melanoma (2025); ODE on anaplastic thyroid cancer (2025). EU: Patent on combination (2030); RDP (2025). There is no generic competition in the US or the EU. In the EU, the combination patent is being opposed in the EPO.
• Sandostatin SC and Sandostatin LAR.
Sandostatin SC. There is no such patent protection in the US or the EU. There is generic competition in the US and the EU.
Sandostatin LAR. There is no such patent protection in the US or the EU. There is generic competition in most EU markets but no generic competition in the US.
• Kisqali. US: Three patents on compound (2028, 2030, 2031), PTE pending (2031); three patents on methods of treatment (2029, 2029, 2031); patent on salt form (2031); patent for tablet formulation (2036); RDP (2022). EU: Patent on compound (2027); patent on compound (2029), SPC (2032); patent on salt form (2031); patent on methods of use (2029); RDP (2027). There is no generic competition in the US or the EU. In the US, the three compound patents, the three method of treatment patents, the salt patent and the formulation patent are being challenged in ANDA proceedings against generic manufacturers.
• Lutathera. US: Two patents on formulation (2038, 2038); RDP (2023); ODE (2025). EU: RDP (2027); ODE (2027). There is no generic competition in the US or the EU.
• Piqray. US: Patent on compound (2029); patent on compound and use (2030), PTE pending (2033); RDP (2024). EU: Patent on compound and use (2029), SPC (2034); RDP (2030). There is no generic competition in the US or the EU.
Novartis Pharmaceuticals business unit
Immunology, Hepatology and Dermatology
• Cosentyx. US: Patent on composition of matter (2026), PTE (2029); patent on psoriatic arthritis use (2031); patent on psoriasis use (2032); patent on ankylosing spondylitis use (2033); RDP (2027). EU: Patent on composition of matter (2025), SPC (2030), PE (2030); patent on psoriasis use (2031); patent on ankylosing spondylitis use (2031); RDP (2026). There is no generic competition in the US or the EU. In the EU, the patent on ankylosing spondylitis use is being opposed in the EPO.
• Ilaris. US: Patent on composition of matter (2024); patent on cryopyrin‑associated periodic syndromes use (2026); patent on familial Mediterranean fever (FMF) use (2026); patent on systemic onset juvenile idiopathic arthritis (SJIA) use (2027); patent on hyperimmunoglobulin D syndrome and tumor necrosis factor receptor-associated periodic syndrome use (2028); patent on formulation (2029). EU: Patent on composition of matter (2021), SPC (2024), PE (2025); patent on SJIA use (2026); patent on FMF use (2026); patent on formulation (2029). There is no generic competition in the US or the EU.
Neuroscience
• Gilenya. US: Patent on dosage regimen (2027), PE (2027); patent on 0.25 mg formulation (2032), PE (2032); patent on method of treatment (2027). EU: Patent on formulation (2024), SPC (2026); patent on 0.25 mg formulation (2032); RDP (2022). There is no generic competition in the US or the EU. In the US, the dosage regimen patent was challenged in ANDA proceedings against a generic manufacturer and was found valid and infringed, a decision that was upheld by the US Court of Appeals for the Federal Circuit in January 2022. Novartis has entered into settlement agreements with a number of manufacturers that had filed ANDAs to market a generic version of 0.5 mg Gilenya. Under the confidential terms of these settlements, these ANDA filers will be able to launch a generic version of 0.5 mg Gilenya on an agreed-upon date that is prior to the expiration of the dosage regimen patent. Novartis is also enforcing the dosage regimen patent and the method of treatment patent against manufacturers of a generic form and a 505(b)(2) tablet form of 0.5 mg Gilenya.
• Zolgensma. US: Four patents on composition of matter (2024, 2024, 2026, 2033), PTE pending (2029); three patents on methods of treatment (2028, 2028, 2029); ODE for spinal muscular atrophy (SMA) in patients less than 2 years old with biallelic mutations in the SMN1 gene (2026); RDP (2031). EU: Three patents on composition of matter (2024, 2024, 2028), SPC (2029), two SPCs pending (2029, 2033); patent on methods of use (2028), SPC pending (2033); ODE for SMA in patients with a biallelic mutation in the SMN1 gene and a clinical diagnosis of SMA type 1, or patients with a biallelic mutation in the SMN1 gene and up to three copies of the SMN2 gene (2030); RDP (2030). There is no generic competition in the US or the EU.
• Kesimpta. US: Patent on compound (2031); patent on dosing regimen (2037). EU: Patent on compound (2023); patent on use (2023), SPC (2028); patent on formulation (2028), patent on formulation and use (2028), SPC (2033); patent on dosing regimen (2037). There is no generic competition in the US or the EU.

• Mayzent. US: Patent on compound (2024); patent on treatment initiation use (2030); RDP (2024). PTE pending. EU: Patent on compound (2024); patent on solid form (2029); two patents on treatment initiation use (2029, 2029), SPC (2034); two patents on formulation (2032, 2035); RDP (2030). There is no generic competition in the US or the EU. In the EU, one treatment initiation use patent is being opposed in the EPO.
Ophthalmology
• Lucentis. EU: Patent on composition of matter (2018), SPC (2022), PE (2022). There is no generic competition in the EU.
• Xiidra. US: Four patents on compound (2024, 2024, 2025, 2026); two patents on formulation (2024, 2033); five patents on method of treatment (2024, 2024, 2026, 2029, 2029); one patent on polymorph compound form (2029). PTE pending. There is no generic competition in the US. Xiidra is not marketed in the EU. In the US, the compound, compound and use, formulation, method of treatment, and polymorph compound form patents are being challenged in ANDA proceedings against generic manufacturers.
• Beovu. US: Patent on composition of matter (2029), PTE pending (2033); patent on method of treatment (2029); patent on nucleic acid molecule (2029); patent on antibodies (2023); two patents on dosing regimen (2035, 2035); RDP (2031). EU: Two patents on composition of matter (2029, 2029), SPC (2034); two patents on antibodies (2023, 2029); RDP (2030). There is no generic competition in the US or the EU.
Cardiovascular, Renal and Metabolism
• Entresto. US: Four patents on combination (2023) (4), PTE (2025), four PEs (2023, 2023, 2024, 2025); two patents on complex (2026, 2027), two PEs (2027, 2027); three patents on methods of treatment (2033) (3); patent on dosage regimen (2036); RDP for new pediatric patient population (2022), PE (2023); RDP for labeling changes related to new clinical investigation (2024). EU: Patent on combination (2023), SPC (2028); two patents on complex (2026, 2026), two SPCs (2030, 2030); patent on method of use (2034); RDP (2025). There is no generic competition in the US or the EU. In the US, two combination patents, the two complex patents, the three method of treatment patents, and the dosage regimen patent are being challenged in ANDA proceedings against generic manufacturers. In the EU, one complex patent and the use patent are being opposed in the EPO.
• Leqvio. US: Two patents on composition of matter (2027, 2034), anticipated PTE (2035); two patents on method of treatment and dosing regimen (2027, 2036); RDP (2026). EU: Two patents on composition of matter (2027, 2033), SPC (2035); RDP (2030). There is no generic competition in the US or the EU.
Respiratory and Allergy
• Xolair. US: Two patents on syringe formulation (2024, 2025). EU: Two patents on syringe formulation (2024, 2024). There is no generic competition in the US or the EU.
Established Medicines
• Galvus and Eucreas. EU: Patent on compound (2019), SPC (2022); patent on combination (2021), SPC (2022); two patents on Galvus formulation (2025, 2025). Galvus/Eucreas is not marketed in the US. There is generic competition for Galvus and Eucreas in some EU countries. In the EU, the Galvus formulation patents are being opposed in the EPO.
Compounds in development
We provide certain patent information for non‑marketed compounds in development that have been submitted to the FDA and/or the EMA for registration but have not yet been approved by either agency. For these products, Novartis will seek all appropriate RDP, will continue to seek additional intellectual property protection for significant product developments, and will apply for PTEs and SPCs in keeping with the great importance we attach to intellectual property.
• 177Lu-PSMA-617 (lutetium Lu 177 vipivotide tetraxetan/lutetium (177Lu) vipivotide tetraxetan). US: Two patents on composition of matter (2028, 2034). EU: Patent on composition of matter (pending).
• VDT482 (tislelizumab). US: Patent on composition of matter (2033). EU: Patent on composition of matter (2033).

Sandoz

Our Sandoz Division is a global leader in generic pharmaceuticals and biosimilars, and sells products in well over 100 countries. In 2021, the Sandoz Division achieved consolidated net sales of USD 9.6 billion, representing 18.7% of the Group’s total net sales. Sandoz develops, manufactures and markets finished dosage form medicines as well as intermediary products including active pharmaceutical ingredients.
Sandoz is organized globally into three franchises: Retail Generics, Anti‑Infectives and Biopharmaceuticals. In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small-molecule pharmaceuticals to third parties across a broad range of therapeutic areas, as well as finished dosage form anti-infectives sold to third parties. In Anti‑Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates – mainly antibiotics – for internal use by Retail Generics and for sale to third‑party customers. In Biopharmaceuticals, Sandoz develops, manufactures and markets protein‑ and other biotechnology‑based products, including biosimilars, and provides biotechnology manufacturing services to other companies.
The Sandoz strategic ambition is to be the world’s leading and most valued generics company (including biosimilars). Our divisional strategy focuses on three areas: developing a broad and consistent pipeline of generic and biosimilar launches across key geographies and across a broad range of therapeutic areas; positioning Sandoz to be “first in” by having a strong pipeline with a focus on being first to market and “last out” by way of competitive costs and stable supply; and instilling a true “generic mindset,” with a focus on priorities, simple and rapid decision-making, and focused resource allocation.
Sandoz is a global market leader in biosimilars, with a total of eight approved and marketed products, and a pipeline of over 15 molecules. In addition to internally developed projects, our biosimilar portfolio comprises publicly announced commercialization agreements with BioCon, Gan & Lee, EirGenix, Polpharma Biologics and Bio-Thera Solutions Ltd. Availability of our biosimilars varies by country.
Sandoz is also the global market leader in generic antibiotics by volume. Its Kundl, Austria, manufacturing site is the hub of the last vertically integrated antibiotics production chain in Europe, which offers certain competitive advantages including added supply chain resilience.
On January 31, 2020, we closed the previously announced acquisition of the Japanese business of Aspen Global Incorporated, consisting of off-patent branded medicines with a focus on anesthetics and specialty brands.
On July 27, 2020, Sandoz and the Austrian government announced a planned combined investment of more than EUR 150 million to enhance the long-term competitiveness and supply resilience of European production for key antibiotics. In May 2021, Sandoz confirmed details of its investment of EUR 100 million in its Kundl, Austria, manufacturing site and announced an additional EUR 50 million investment in a new sterile production line in Palafolls, Spain. In October 2021, Sandoz announced that its planned acquisition of GSK’s global cephalosporin antibiotics business, first announced in February 2021, had been successfully closed.
On October 1, 2021, Sandoz Inc., the US subsidiary of Sandoz, entered into a settlement agreement with the Civil Division of the US Department of Justice (DOJ) concerning the department’s yearslong pricing investigation into the US generic drug industry. This settlement was an expected outcome of the resolution the company reached in March 2020 with the DOJ Antitrust Division regarding the same investigation and underlying conduct. As part of the settlement, Sandoz agreed to certain corporate integrity obligations as part of a corporate integrity agreement with the Office of Inspector General of the US Department of Health and Human Services. The latest settlement contains no new factual allegations against Sandoz and, in 2020, the Group fully provisioned for this settlement and disclosed the agreement in principle as part of the March 2020 resolution. For more information, see “Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities.”
In October 2021, we announced the commencement of a strategic review of our Sandoz Division. This review will explore all options, ranging from retaining the business to separation, to determine how to best maximize value for our shareholders.
Key marketed products
The Sandoz global portfolio covers a wide range of therapeutic areas. The following are some of the Sandoz key marketed products in each of its franchises (availability varies by market):
Retail Generics
Product	Originator drug	Description

Amoxicillin/clavulanic acid	Augmentin ®	Antibiotic

Zoledronic acid	Aclasta	Osteoporosis treatment

Acetylcysteine	Various	Mucolytic agent

Tacrolimus	Various	Immunosuppressive agent

Anti‑Infectives
Active ingredients	Description

Oral and sterile penicillins	Anti‑infectives

Oral and sterile cephalosporins	Anti‑infectives

Clavulanic acid and mixtures with clavulanic acid	Beta‑lactam inhibitors

Classical and semisynthetic macrolides	Anti‑infectives

Intermediates	Description

Various cephalosporin intermediates	Anti‑infectives

Macrolide base intermediates	Anti‑infectives

Various crude compounds produced by fermentation	Cyclosporine, ascomycin, rapamycin, mycophenolic acid, etc.

Biopharmaceuticals
Product	Originator drug	Description

Omnitrope	Genotropin ®	Recombinant human growth hormone to treat growth disorders and growth hormone deficiency

Binocrit and Epoetin alfa Hexal	Eprex®/Erypo ®	Recombinant protein (erythropoiesis-stimulating) agent to treat anemia

Zarzio, Zarxio and Filgrastim Hexal	Neupogen ®	Recombinant protein (granulocyte colony-stimulating factor, short-acting) used in oncology

Glatopa	Copaxone ®	Treatment for relapsing forms of multiple sclerosis

Erelzi [1]	Enbrel ®	Fusion protein (TNF-alpha receptor) to treat multiple immune-mediated inflammatory diseases

Rixathon	MabThera ®	Chimeric monoclonal antibody (directed against CD20 protein on B-cells) to treat blood cancers and immunological diseases

Hyrimoz	Humira ®	Monoclonal antibody (TNF-alpha antibody) to treat multiple immune-mediated inflammatory diseases

Zessly	Remicade ®	Monoclonal antibody (TNF-alpha antibody) to treat multiple immune-mediated inflammatory diseases

Ziextenzo	Neulasta ®
PEGylated form of a recombinant human granulocyte colony-stimulating factor (long-acting) to reduce duration of chemotherapy-induced neutropenia and incidence of chemotherapy-induced febrile neutropenia

[1] Approved in the US in 2016. In patent litigation with Amgen, which markets Enbrel®, the US District Court of New Jersey ruled against Sandoz in August 2019, which was upheld on appeal. The decision is now final and Sandoz cannot launch its Erelzi product in the US until 2029.

Selected development projects – biosimilars in Phase III development and registration
The following table describes Sandoz biosimilar projects that are in registration trial or in registration with a regulatory agency (including filing preparation):
Project/ product	Common name (INN)	Mechanism of action	Potential indication/indications	Therapeutic areas	Route of administration	Current phase

GP2411	denosumab	Anti-RANKL monoclonal antibody	Osteoporosis (same as originator)	Endocrinology, Neurology	Subcutaneous	Phase III

SOK583	aflibercept	Recombinant fusion protein that blocks VEGF-A	Ophthalmology indication (same as originator)	Ophthalmology	Intravitreal	Phase III

EGI014A1[1]	trastuzumab	Anti-HER2 recombinat IgG1, humanized monoclonal antibody	HER2+ cancer tumors	Oncology	Intravenous	Registration

DST356A1[2]	natalizumab	Anti-alpha4 integrin monoclonal antibody	Multiple sclerosis and Crohn’s disease	Neurology, Immunology (US only)	Intravenous	Phase III

HFT896, SMQ969, PYB106[3]	insulin glargine, lispro, aspart	Long-acting (HFT896)/ rapid-acting insulin	Diabetes	Endocrinology, Diabetology	Subcutaneous	Phase III/ Phase I

VVF379[4]	bevacizumab	Recombinant humanized monoclonal antibody that blocks VEGF	Solid tumors	Oncology	Intravenous	Phase III

[1] Development in collaboration with EirGenix, Inc.
[2] Development in collaboration with Polpharma Biologics
[3] Development in collaboration with Gan & Lee
[4] Development in collaboration with Bio-Thera Solutions

Principal markets
The two largest generics markets in the world – the US and Europe – are the principal markets for Sandoz. The following table sets forth the aggregate 2021 net sales of Sandoz by region:
Sandoz
	2021 net sales to third parties

	USD millions	%

Europe	5 278	55

United States	1 819	19

Asia, Africa, Australasia	1 662	17

Canada and Latin America	872	9

Total	9 631	100

Of which in Established Markets [1]	6 855	71

Of which in Emerging Growth Markets [1]	2 776	29

[1] Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.
Many Sandoz products are used for chronic conditions that require patients to consume the product over long periods of time, from months to years. Sales of our anti‑infective products and over-the-counter cough and cold products are subject to material changes in seasonal demand, while sales of the vast majority of our other products are not. The COVID-19 pandemic has substantially impacted seasonal variation.
Production
For information on the production of our products, see “—Item 4.B Business overview—Innovative Medicines—Production.”
In September 2020, as part of a broader reorganization of Novartis Technical Operations (NTO), we established the Sandoz Technical Operations (STO) platform within NTO. STO focuses on producing generic medicines for Sandoz, as well as related external supply operations and supply chain.
Due to impurities found in the active ingredient batches sourced from third-party manufacturers, we recalled Sandoz valsartan, losartan and irbesartan products in the second half of 2018 and the first quarter of 2019, and ranitidine film-coated tablets in the second half of 2019, from several markets, in line with our quality standards for all of our marketed products. The discovery of nitrosamines in some types of drug products led several health regulators (e.g., EMA, FDA and others) to conduct a detailed analysis of these impurities in affected medicinal products. Novartis works with health authorities around the world to continuously review all chemical and biological human medicines for the possible presence of nitrosamines. The EMA, FDA and other health authorities have provided guidance to the pharmaceutical industry to prevent unacceptable levels of nitrosamines in medicines. The EMA review concluded in March 2021 for chemical human medicines and in July 2021 for biological human medicines. Any products identified with a potential risk for nitrosamines will undergo further testing. For these products, the final outcome of this testing and potentially necessary control strategies will be submitted to the EMA and other health authorities by September 2022.
Beginning in September 2021, we initiated a voluntary recall of all finished product batches of losartan and losartan HCT products exceeding or potentially exceeding acceptable regulatory limits of the azido impurity in the losartan drug substance. This impurity, which is an industrywide issue, is a mutagen that may increase the risk of cancer over time if allowed to rise above certain levels. This recall is unrelated to the nitrosamine-related recalls described above, and we are working to re-establish supply as soon as practicable.
Marketing and sales
Sandoz sells a broad portfolio of products, including the products of our Retail Generics franchise and biosimilars, to wholesalers, pharmacies, hospitals and other healthcare outlets. Sandoz adapts its marketing and sales approach to local decision-making processes, depending on the structure of the market in each country.
In response to rising healthcare costs, many governments and private medical care providers, such as health maintenance organizations, have instituted reimbursement schemes that favor the substitution of bioequivalent generic versions of originator pharmaceutical products, such as those sold by our Retail Generics franchise. In the US, statutes have been enacted by all states that permit or require pharmacists to substitute a less expensive generic product for the brand‑name version of a drug that has been prescribed to a patient. Generic use is growing in Europe, but penetration rates in many EU countries (as a percentage of volume) remain well below those in the US.
Recent trends have been toward continued consolidation among distributors and retailers of Sandoz products, both in the US and internationally, which has increased our customers’ purchasing leverage.
Legislative or regulatory changes can have a significant impact on our business in a country. For more infor-

mation on such changes, see “—Item 4.B Business overview—Innovative Medicines—Price controls.”
Our Anti‑Infectives franchise supplies active pharmaceutical ingredients and intermediates – mainly antibiotics – for internal use by Retail Generics and for sale to the pharmaceutical industry worldwide.
Our Biopharmaceuticals franchise operates in an already mature market framework in Europe and some other markets, while the business environment is rapidly evolving in the US and many international markets. Regulatory pathways for approving biosimilar products are at various stages of maturity by market, but in some cases are still relatively new or still in development. Policies have not yet been fully defined or implemented regarding the substitution and reimbursement of biosimilars in many markets, including the US. As a result, in many of these markets, our biosimilar products are marketed as branded competitors to the originator products.
Competition
The market for generic products is characterized by increasing demand for high‑quality pharmaceuticals that can be marketed at lower costs due to comparatively minimal initial research and development investments. Increasing pressure on healthcare expenditure and numerous patent and data exclusivity period expirations have encouraged more generic product launches, resulting in increased competition among the companies selling generic pharmaceutical products, leading to ongoing price pressure. In particular, Sandoz faces increased industrywide pressure on prices for generic products, particularly in the US, driven by factors including customer consolidation and growing competition from other manufacturers of generic medicines. These factors contributed to a decline in industrywide US sales that began in 2017 and continued through 2021.
Development and registration
Development of Sandoz Biopharmaceuticals is jointly overseen by Sandoz and GDD, and is governed by the IMB. Development and registration activities for Retail Generics products, and registration activities for Biopharmaceuticals products, are also overseen by Sandoz.
Before a generic pharmaceutical may be marketed, intensive technical and clinical development work must be performed to demonstrate, in bioavailability studies, the bioequivalence of the generic product to the reference product. Nevertheless, research and development costs associated with generic pharmaceuticals are generally much lower than those of the originator pharmaceuticals, as no original drug discovery, preclinical studies or clinical trials on dose finding, safety and efficacy are typically performed by the generics company. As a result, the different focus and lower costs of the generic pharmaceutical model ultimately allow generic pharmaceutical products to be offered at lower prices, which support and contribute to the cost containment goals of healthcare systems.
While generic pharmaceuticals are follow‑on versions of chemically synthesized molecules, biosimilar products contain a version of the active substance of an already approved biological reference medicine. Due to the inherent variability and complexity of biologic products, including batch‑to‑batch differences and variations following manufacturing changes, the development and the regulatory pathway of biosimilars differ significantly from that of generics.
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
The development and registration staff employed by affiliates of the Sandoz Division are based worldwide, including at facilities in Holzkirchen, Germany; Hyderabad, India; Kundl, Austria; Ljubljana, Slovenia; and Rudolstadt, Germany. In November 2020, Sandoz completed (i) the previously announced closure of the Holzkirchen, Germany, development and registration site, with the exception of patch development and the project management group, and (ii) the closure of the product development and registration site as well as the maintenance and development regulatory centers in Unterach, Austria. We are conducting a review of our global development and regulatory network to consolidate and streamline operations and optimize our network structure to enable Sandoz to compete sustainably in an increasingly challenging generics environment. As part of this review, in the fourth quarter of 2020, Sandoz announced the planned closure of its maintenance regulatory center in Barleben, Germany, which was completed in December 2021. Sandoz also announced the planned closure of the Fougera development center located in Melville, New York, as well as the product development center in Boucherville, Canada, which were completed in April 2021 and June 2021, respectively.
Regulation
Generics
The Hatch‑Waxman Act in the US (and similar legislation in the EU and in other countries) eliminated the requirement that manufacturers of generic pharmaceuticals repeat the extensive clinical trials required for reference products, so long as the generic version could be shown to be therapeutically equivalent to the reference product.

In the US, the decision on whether a generic pharmaceutical is therapeutically equivalent to the original product is made by the FDA based on an Abbreviated New Drug Application (ANDA) filed by the generic product’s manufacturer. An ANDA is generally permitted to be filed four years after the initial approval of the reference product and generally cannot be fully approved by the FDA until any regulatory exclusivity of the reference product has expired. The process typically takes nearly two years from the filing of the ANDA until FDA approval. However, delays can occur if issues arise, for example, regarding the interpretation of bioequivalence study data, labeling requirements for the generic product, or qualifying the supply of active ingredients. In addition, the Hatch‑Waxman Act requires a generic manufacturer to certify in certain situations that the generic product does not infringe on any current applicable patents on the product held by the holder of the marketing authorization for the reference product, or to certify that such patents are invalid. This certification often results in a patent infringement lawsuit being brought against the generics company. In the event of such a lawsuit, the Hatch‑Waxman Act imposes an automatic 30-month delay in the approval of the ANDA to allow the parties to resolve the intellectual property issues. For generic applicants who are the first to file their ANDA containing a certification claiming non‑infringement or patent invalidity, the Hatch‑Waxman Act generally provides those applicants with 180 days of marketing exclusivity, enabling such generic applicants to exclusively market their product alongside the reference product at a certain point in time, which is generally after any intellectual property issues have been resolved. However, after such point in time, the generic applicants must launch their products within certain time frames or risk losing the marketing exclusivity that they had gained by being a first-to-file applicant.
In the EU, decisions on the granting of a marketing authorization are made either by the European Commission based on a positive recommendation by the EMA under the centralized procedure, or by a single member state under the national or decentralized procedure. See “—Innovative Medicines—Regulation—European Union.” Companies may submit abridged applications for approval of a generic medicinal product based upon its “essential similarity” to a medicinal product authorized and marketed in the EU following the expiration of the product’s data exclusivity period. In such cases, the generics company is able to submit its abridged application based on the data submitted by the innovator company for the reference product, without the need to conduct extensive Phase III clinical trials of its own. For all products that received a marketing authorization in the EU after late 2005, the abridged application can be submitted throughout the EU. However, the data submitted by the innovator company in support of its application for a marketing authorization for the reference product is generally protected for 10 years after the first grant of marketing authorization in all member states, and can be extended for an additional year if, during the initial eight‑year data exclusivity period, the innovator company registers a new therapeutic indication with “significant clinical benefit.” In the case of orphan drugs, it may be extended with a two‑year pediatric extension. See “—Item 4.B Business overview—Innovative Medicines—Intellectual property.”
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
In the US, under the BPCIA, a biosimilar must be highly similar with no clinically meaningful differences compared to the reference medicine. Approval of a biosimilar in the US requires the submission of a BLA to the FDA, including an assessment of immunogenicity and pharmacokinetics; an efficacy study; and possibly a pharmacodynamics study. The BLA for a biosimilar can be submitted as soon as four years after the initial approval of the reference biologic, but can only be approved 12 years after the initial approval of the reference biologic.
Intellectual property
We take all reasonable steps to ensure that our products do not infringe valid intellectual property rights held by others, including taking steps to proactively challenge intellectual property rights that we believe should not have been granted. Nevertheless, competing companies commonly assert patent and other intellectual property rights. As a result, we can become involved in significant litigation regarding our products. If we are unsuccessful in defending these suits, we could be subject to injunctions preventing us from selling our products and to potentially substantial damages.
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
Novartis Technical Operations (NTO) manages the production, supply chains and quality of our Innovative Medicines and Sandoz Division products through a network of 53 manufacturing sites, as well as through external suppliers, and warehouse and distribution centers. In addition, our Innovative Medicines Division manages six AAA sites for radioligand therapy production. Endocyte manages one site for research and its headquarters and administrative offices.
The following table sets forth our major headquarters and most significant production, research and development, and administrative facilities. See also “—Item 4.B Business overview—Innovative Medicines—Production” and “—Item 4.B Business overview—Sandoz—Production” for a discussion of our manufacturing processes.
Major facilities
Location	Size of site (in square meters)	Major activity

Basel, Switzerland – St. Johann	589 000	Global Group headquarters; global Innovative Medicines Division headquarters; global Sandoz Division headquarters; research and development; production of drug substances and drug intermediates

Kundl and Schaftenau, Austria	480 000	Production of biotechnological products, drug products and finished products, anti‑infectives, active drug substances and nucleic acids; product development

East Hanover, New Jersey	391 000	Innovative Medicines Division US headquarters; research and development

Barleben, Germany	340 000	Production of broad range of generics finished dosage forms

Cambridge, Massachusetts	201 800	Research and development

Menges, Slovenia	133 763	Production of drug substances and drug intermediates

Shanghai, China	106 500	Research and development

Stein, Switzerland	64 700	Production of sterile vials, pre‑filled syringes and ampoules; inhalation capsules, tablets and transdermals; active pharmaceutical ingredients; and cell and gene therapies

Holzkirchen, Germany	64 200	Sandoz Division production of transdermal delivery systems and certain international and global service functions.

Huningue, France	35 000	Production of drug substances for clinical and commercial supply

Princeton, New Jersey	14 300	Sandoz Division US headquarters

Libertyville, Illinois	9 800	Production, warehouse and administrative offices for the Novartis Gene Therapies unit within the Innovative Medicines Division

As our product portfolio evolves, NTO is adapting our manufacturing capacity and capabilities to meet our changing needs, shifting from high-volume products toward lower-volume, customized and personalized medicines. As of December 31, 2021, we have closed, exited or sold 18 manufacturing sites since 2018 and have announced the closure, exit or sale of 10 additional manufacturing sites. We have continued to invest in new technologies implemented at our sites, such as the nucleic acid facility in Kundl, Austria, and our first small-interfer-

ing RNA (siRNA) oligonucleotide manufacturing facility in Schweizerhalle, Switzerland. We are leveraging innovation to increase the reliability and productivity of our manufacturing network, including using data and digital technologies. We continue to seek opportunities to manage our production facilities as efficiently as possible, optimize external spend, and simplify and standardize across our manufacturing network to help us increase our cost competitiveness and optimize the value of our products. At the same time, we are working to improve our environmental sustainability, for example by reducing energy, waste disposal and water consumption at our sites by making our manufacturing processes more efficient and switching to clean and renewable energy solutions.
For a description of the impact of environmental matters, see “Item 3. Key Information—Item 3.D Risk factors—Environmental, social and governance matters—Failure to meet increasingly challenging environmental, social and governance expectations,” “Item 3. Key Information—Item 3.D Risk factors—Environmental matters—Impact of environmental liabilities,” and “Item 3. Key Information—Item 3.D Risk factors—Climate change—Climate change and increased risk of major natural disasters.” See also “Item 18. Financial Statements—Note 22. Provisions and other non‑current liabilities.”

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
The discussion and analysis of the financial condition and results of operations of certain items from fiscal year ended December 31, 2019, and year-to-year comparison between fiscal year ended December 31, 2020, and December 31, 2019, that are not included in this Form 20-F can be found in “Item 5. Operating and Financial Review and Prospects” of our Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference herein.
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
Our divisions are supported by the following organizational units: the Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Customer & Technology Solutions (formerly named Novartis Business Services). The financial results of these organizational units are included in the results of the divisions for which their work is performed.
Significant transactions are discussed in “Item 18. Financial Statements—Note 2. Significant transactions,” “Item 18. Financial Statements—Note 3. Segmentation of key figures 2021, 2020 and 2019,” and “Item 18. Financial Statements—Note 30. Discontinued operations.”
Following the February 28, 2019, shareholders’ approval of the spin-off of the Alcon business, the Group reported its consolidated financial statements as “continuing operations” and “discontinued operations” to comply with IFRS. Continuing operations include the businesses of the Innovative Medicines and Sandoz Divisions, and the continuing Corporate activities. Discontinued operations include the Alcon eye care devices business and certain Corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the spin-off. See “Item 18. Financial Statements—Note 1. Significant accounting policies,” “Item 18. Financial Statements—Note 2. Significant transactions” and “Item 18. Financial Statements—Note 30. Discontinued operations.”
Our business environment
We operate in a complex, fast-moving environment. Innovation is accelerating, driven by better understanding of the genetic and biological roots of disease, and surging use of data analytics and digital technology in healthcare. At the same time, people around the world are living longer, fueling a rise in chronic diseases. Together, these factors are increasing demand for high-quality care and pressuring healthcare systems to restrain spending growth.
• Healthcare demand and associated spending are expected to rise, post-COVID-19. Global demand for healthcare will continue to grow over the next five years, supported by renewed economic growth and increased investment in healthcare in many countries after the COVID-19 pandemic. We see future growth for our business in many markets around the world, including in the US and – over the longer term – in China. Meanwhile, pressure on pharmaceutical pricing is expected to continue as payers around the world step up initiatives to reduce the overall cost of healthcare.
• Innovation continues to accelerate. Medical innovation is accelerating, as technologies like gene therapy and artificial intelligence open new paths to scientific discovery. Increased cooperation within the industry, highlighted by the development of COVID-19 vaccines and therapeutics, could lead to a new era of open science. At the same time, innovation is getting harder, with new discoveries requiring significant long-term investment.

• Use of data and technology is expanding across our industry. The use of data science and digital technologies is increasing rapidly across our industry – in everything from clinical trials and manufacturing to patient diagnostics and treatment. COVID-19 has accelerated this trend. Meanwhile, customers want more efficient and personalized ways to connect with pharmaceutical companies. Against this backdrop, data privacy and cybersecurity are growing in importance.
• Access to healthcare remains a global challenge. According to the World Health Organization (WHO), almost a third of the world’s population does not have access to the medicines they need. For the past five years, access rates in the poorest countries have been declining. Meanwhile, the COVID-19 pandemic has highlighted deep health inequities in both developed and developing countries. Access can be improved by integrating access strategies into how we research, develop and deliver our new medicines globally.
• Aging populations are driving a rise in noncommunicable diseases. As the complexity of the world’s healthcare challenges grows, the nature of the global disease burden is also changing. Aging populations are fueling a rise in noncommunicable conditions such as heart disease and cancer, driving an increase in disability and putting additional pressure on healthcare systems.
• New ways of working are here to stay even after COVID-19. COVID-19 changed our work habits. Post-pandemic, many employees continue to want more flexibility in how they work. Within our own workforce, there is more emphasis on digital skills, which are in increasingly short supply across the economy. At the same time, workplace diversity has become more important than ever to attract and retain talented employees, and support innovation.
• Climate crisis is threatening to undermine global health gains. Climate change is already causing extreme heat and poor air quality in some areas, which threaten to exacerbate pre-existing health conditions such as respiratory diseases. In addition, an increase in temperature and humidity may cause a proliferation of insects that carry vector-borne diseases, including dengue fever and malaria. Ultimately, climate change could undermine decades of progress in improving human health at a time when antimicrobial resistance is also rising.
• There is an opportunity to build public trust in wake of the COVID-19 pandemic. COVID-19 has brought an opportunity to reset public trust in our industry, with companies working together to end the pandemic. Trust matters for our industry: Our success depends on patents and trademarks that are granted by society and protect the long-term investments required for our business. Trust also matters for patient engagement, for working with regulators and policymakers, and for attracting talented employees.
Our strategy
Our strategy is to build a focused medicines company powered by technology leadership in research and development (R&D), world-class commercialization, global access and data science. In 2021, we continued to execute on this strategy, as reflected by our commencement of a strategic review of our Sandoz Division and the divestment of our investment in Roche in a bilateral transaction with Roche (see “Item 18. Financial Statements—Note 2. Significant transactions”). As we implement our strategy, we have five priorities to shape our future and help us continue to create value for our company, our shareholders and society:
Deliver transformative innovation
In our pursuit of transformative treatments, we seek to find new ways to cure disease, intervene earlier in chronic illnesses and improve patients’ quality of life. We have one of the strongest clinical development programs in the industry, with more than 275 research programs as well as 98 assets in development spanning around 50 diseases – from heart disease and cancer to rare but debilitating genetic disorders – and 71 new molecular entities, with the potential to transform the standard of care for patients.
We invest in technology platforms – including cell and gene therapies and radioligand therapies – that offer more targeted approaches to fighting and, in some cases, potentially curing serious diseases. We invested USD 9.5 billion in research and development in 2021, or approximately 18.5% of our net sales. We use data and digital strategies in our research and development operations to open new paths to scientific discovery, improve patient outcomes and streamline the development process. We also focus our R&D capabilities on global health challenges like malaria and sickle cell disease.
Embrace operational excellence
We work to improve the productivity of our operations while maintaining high standards of patient safety and environmental sustainability. Our efforts cut across the Company, with special emphasis on manufacturing and our supply chain, new product launches and business services. These activities underpin our investment in innovation and support our financial performance, while helping to build trust with stakeholders. In our commercial operations, we are taking steps to deliver more focused and consistent launches across key markets to support our long-term financial performance and provide better outcomes for patients and customers.
We are transforming our manufacturing operations to support our strategy, while reducing the environmental footprint of our facilities and helping to produce vaccines for COVID-19. In addition, patient health and safety is fundamental to our purpose, and our activities in this regard are focused on three areas: product quality, pharmacovigilance and combating falsified medicines. Our supply chain is key to the resilience of our operations: We identify, assess, monitor and mitigate risk associated with suppliers through our Third-Party Risk Management framework, which promotes ethical behavior and fosters sustainability. With a view toward delivering efficient and effective business services, in 2021 we merged all business services and technology operations into a new organization called Customer & Technology Solutions (CTS). CTS will further accelerate productivity improve-

ments while investing to support the business to implement our strategy.
Go big on data and digital
Our aim is to transform Novartis into a medicines company powered by data science and digital technologies. Using data, we believe, can improve efficiency, drive sales and innovation, and ultimately increase the value of our pipeline of new medicines. We plan to achieve this by focusing on four areas: (i) accelerating innovation by embracing data analytics and applying artificial intelligence and other technologies to the challenge of discovering new medicines, and forming partnerships with technology companies big and small; (ii) engaging customers by investing in digital tools to provide personalization and better experiences, while also providing digital health solutions for patients; (iii) embedding data and digital in our operations by using technologies like artificial intelligence to drive greater efficiency and cost savings across our own operations, and to promote training opportunities to develop digital skills among our employees; and (iv) using data responsibly and securely to ensure the ethical use of new technologies and prioritize effective data privacy and cybersecurity.
Unleash the power of people
We continue to transform our corporate culture to support our long-term performance. We want every employee to feel inspired by our purpose, be curious about new ideas, and work in an unbossed environment that encourages initiative and teamwork. We are exploring new ways of working, post-pandemic, to give employees greater flexibility, while maintaining a focus on productivity and innovation, and ensure we continue to attract world-class talent. At the same time, we are making progress in diversity and inclusion to support employee engagement and bring us closer to the diverse perspectives of patients and other stakeholders. We aim to achieve gender balance in management and fulfill our United Nations (UN) pay equity and transparency pledge by 2023.
Build trust with society
Building trust with customers, patients, partners and our employees is critical to delivering on our purpose. It defines our approach to managing our key environmental, social and corporate governance (ESG) topics: being a part of the solution on pricing and access, addressing global health challenges, being a responsible citizen, and holding ourselves to high ethical standards. We seek to expand access to our medicines to patients in both developed and developing countries, while addressing major global health challenges. We reached 56.2 million patients in 2021 through access initiatives, and we have set ambitious targets to reinforce our commitments to access and global health. We focus our global health efforts on the control or elimination of four priority diseases: (i) sickle cell disease, (ii) Chagas disease, (iii) malaria and (iv) leprosy.
In 2020, Novartis committed to increase patient reach with our strategic innovative therapies by at least 200% by 2025 (compared with 2019), and we aim to increase patient reach of our four global health flagship programs by at least 50% over the same period. To reinforce our commitment to these targets, we issued a EUR 1.85 billion sustainability-linked bond (SLB) in 2020. The bond is the first of its kind in the healthcare industry and the first SLB incorporating social targets, with bondholders entitled to receive a higher amount of interest if Novartis fails to meet its access targets. Our stakeholders expect us to follow high ethical standards wherever we operate: We are making progress in embedding our Code of Ethics across the organization and supporting employees to do what is right when faced with ethical dilemmas. We are also committed to being a responsible corporate citizen by reducing the environmental footprint of our Company. We are committed to becoming carbon neutral in our own operations by 2025 and carbon neutral across our value chain by 2030. In addition, we are committed to achieving net zero across our value chain by 2040. We also aim to be water and plastic neutral by 2030.

Results of operations
Financial year 2021 compared to 2020
Key figures1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %[1]

Net sales from continuing operations	51 626	48 659	6	4

Other revenues	1 251	1 239	1	1

Cost of goods sold	-15 867	-15 121	-5	-3

Gross profit from continuing operations	37 010	34 777	6	5

Selling, general and administration	-14 886	-14 197	-5	-3

Research and development	-9 540	-8 980	-6	-5

Other income	1 852	1 742	6	6

Other expense	-2 747	-3 190	14	14

Operating income from continuing operations	11 689	10 152	15	13

% of net sales to third parties	22.6	20.9

Income from associated companies	15 339	673	nm	nm

Interest expense	-811	-869	7	6

Other financial income and expense	-80	-78	-3	44

Income before taxes from continuing operations	26 137	9 878	165	163

Income taxes	-2 119	-1 807	-17	-17

Net income	24 018	8 071	198	195

Attributable to:
Shareholders of Novartis AG	24 021	8 072	198	195

Non-controlling interests	-3	-1	-200	-200

Total basic earnings per share (USD)	10.71	3.55	202	200

Net cash flows from operating activities from continuing operations	15 071	13 650	10

Free cash flow [1]	13 282	11 691	14

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful

Group overview
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies that Novartis operates in. We continue to take strong actions to help address the pandemic consequences. Our primary concerns remain the health and safety of our employees and patients.
During the year, the COVID-19 situation normalized in most geographies and therapeutic areas, however we still saw a slight impact on parts of our business, mainly in oncology and generics. Our operations remain stable and cash collections continue to be according to our normal trade terms, with days sales outstanding at normal levels. Novartis remains well positioned to meet its ongoing financial obligations and has sufficient liquidity to support our normal business activities. At present, drug development operations are continuing with manageable disruptions, with our range of digital technologies allowing us to proactively manage our clinical trials portfolio and rapidly mitigate any disruptions (see the section on compounds in development and selected development projects of our divisions within “Item 4. Information on the Company—Item 4.B Business overview”).
In 2021, Novartis delivered sales growth, margin expansion, and advanced its pipeline.
Net sales to third parties for Novartis continuing operations were USD 51.6 billion, up 6% in reported terms and up 4% measured in constant currencies (cc) to remove the impact of exchange rate movements. Sales growth was driven by volume growth of 8 percentage points, mainly driven by Entresto, Cosentyx, Zolgensma and Kesimpta for the Novartis Pharmaceuticals business unit, and Promacta/Revolade, Kisqali, Jakavi and Tafinlar + Mekinist for the Novartis Oncology business unit. The strong volume growth was partly offset by the negative impacts of pricing (2 percentage points) and generic competition (2 percentage points).
By division, Innovative Medicines delivered net sales of USD 42.0 billion (+8%, +6% cc). Sandoz net sales were USD 9.6 billion (0%, -2% cc), as growth from Biopharmaceuticals and 1 percentage point relating to contract manufacturing revenue reclassification was more than offset by negative price impact and softer Retail Generics demand.
In Emerging Growth Markets, which comprise all markets excluding the US, Canada, Western Europe, Japan, Australia and New Zealand, sales from continuing operations were USD 13.3 billion (+12%, +11% cc) driven by China (USD 3.1 billion) growing 19% (+11% cc).
Operating income from continuing operations was USD 11.7 billion (+15%, +13% cc), mainly driven by higher sales and lower legal expenses, partly offset by increased M&S and R&D investments and higher amortization. Operating income margin was 22.6% of net sales, increasing by 1.7 percentage points (+1.8 percentage points cc).
Net income was USD 24.0 billion compared to USD 8.1 billion in the prior year benefiting from the USD 14.6 billion gain from the divestment of our investment in Roche Holding AG, Basel (Roche)1. Earnings per share were USD 10.71 compared to USD 3.55 in the prior year.
Net cash flows from operating activities from continuing operations amounted to USD 15.1 billion, compared to USD 13.6 billion in 2020. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, and lower payments out of provisions, mainly due to legal matters in the prior year. This was partly offset by unfavorable hedging results.
Free cash flow increased to USD 13.3 billion (+14% USD). This was mainly driven by higher operating income adjusted for non-cash items and lower payments for legal provisions, partly offset by USD 650 million upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd.
We also present our core results2, which exclude the impact of amortization, impairments, disposals, acquisitions, restructurings and other significant items, to help investors understand our underlying performance.
Core operating income from continuing operations was USD 16.6 billion (+8%, +6% cc) benefiting from higher sales, partly offset by increased M&S and R&D investments. Core operating income margin was 32.1% of net sales, increasing by 0.4 percentage points (+0.5 percentage points cc).
Core net income was USD 14.1 billion (+7%, +5% cc). Core EPS was USD 6.29 (+9%, +7% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
1 For further information, see “Item 18. Financial Statements—Note 2. Significant transactions” and “Item 18. Financial Statements—Note 4. Associated companies.”
2 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”

Net sales from continuing operations by segment
The following table provides an overview of net sales to third parties by segment:
(USD millions)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Innovative Medicines	41 995	39 013	8	6

Sandoz	9 631	9 646	0	-2

Net sales to third parties from continuing operations	51 626	48 659	6	4

Innovative Medicines
The Innovative Medicines Division delivered net sales of USD 42.0 billion, up 8% in reported terms and 6% in constant currencies (cc). The Novartis Pharmaceuticals business unit delivered net sales of USD 26.5 billion, growing 9% (+7% cc), driven by Entresto, Cosentyx, Zolgensma, and Kesimpta partly offset by generic competition mainly for Ciprodex and Diovan. Growth drivers and Launches, contributed 52% of sales, up from 43% in the prior year. The Novartis Oncology business unit delivered net sales of USD 15.5 billion, growing 5% (+4% cc), driven by Promacta/Revolade, Kisqali, Jakavi, Tafinlar + Mekinist and Kymriah partially offset by generic competition mainly for Afinitor,Gleevec/Glivec and Exjade. Growth drivers and Launches, contributed 51% of sales, up from 45% in the prior year. Volume contributed 9 percentage points to growth. Generic competition had a negative impact of 3 percentage points. Pricing had a negligible impact on sales growth.
Regionally, US sales (USD 15.0 billion, +5%) grew driven by Entresto, Cosentyx and Kesimpta. Europe sales (USD 14.9 billion, +11%, +8% cc) grew driven by Zolgensma, Entresto, Kisqali,Jakavi and Lucentis. Emerging Growth Markets grew 12% (+11% cc) driven by China with sales of USD 2.8 billion (+18%, +10% cc) with the launches of Entresto and Cosentyx.
The following table provides an overview of net sales to third parties by business franchise in the Innovative Medicines Division:
(USD millions)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Total Novartis Oncology business unit	15 476	14 711	5	4

Hematology	8 363	7 782	7	6

Solid Tumor	7 113	6 929	3	2

Total Novartis Pharmaceuticals business unit	26 519	24 302	9	7

Immunology, Hepatology and Dermatology	5 777	4 868	19	18

Neuroscience	5 052	4 323	17	15

Ophthalmology	4 330	4 410	-2	-4

Cardiovascular, Renal and Metabolism	3 560	2 498	43	40

Respiratory and Allergy	2 065	1 900	9	6

Established Medicines	5 735	6 303	-9	-10

Total Innovative Medicines	41 995	39 013	8	6

The following table provides the top 20 Innovative Medicines Division product net sales in 2021 as well as the change compared to 2020:
			US		Rest of world			Total

Brands	Business franchise	Key indication	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 883	15	1 835	24	20	4 718	18	17

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 712	34	1 836	50	45	3 548	42	40

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 427	-9	1 360	-6	-8	2 787	-7	-9

Lucentis	Ophthalmology	Age-related macular degeneration			2 160	12	8	2 160	12	8

Tasigna	Hematology	Chronic myeloid leukemia	882	3	1 178	7	5	2 060	5	4

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	947	14	1 069	18	17	2 016	16	15

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	606	7	1 087	12	9	1 693	10	8

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)			1 595	19	16	1 595	19	16

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps			1 428	14	12	1 428	14	12

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	843	1	570	-5	-8	1 413	-2	-3

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	469	2	882	91	90	1 351	47	46

Galvus Group	Established Medicines	Type 2 diabetes			1 092	-9	-8	1 092	-9	-8

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	501	25	558	18	19	1 059	21	22

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	263	-17	761	-13	-15	1 024	-14	-15

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	521	-19	417	-5	-6	938	-13	-14

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	339	7	598	62	61	937	36	36

Exforge Group	Established Medicines	Hypertension	14	-13	887	-8	-11	901	-8	-11

Diovan Group	Established Medicines	Hypertension	51	-59	722	-18	-20	773	-23	-25

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	230	12	357	33	30	587	24	22

Ultibro Group	Respiratory and Allergy	Chronic obstructive pulmonary disease (COPD)			584	-6	-10	584	-6	-10

Top 20 products total			11 688	7	20 976	12	9	32 664	10	8

Rest of portfolio			3 311	-3	6 020	2	0	9 331	0	-1

Total division sales			14 999	5	26 996	9	7	41 995	8	6

[1] Net sales reflect Xolair sales for all indications.
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
For the table providing the top 20 Innovative Medicines Division product net sales in 2020, see “Item 18. Financial statements—Note 3. Segmentation of key figures 2021, 2020 and 2019.”
For information about the approved indications for certain products described, see “Item 4. Information on the Company—Item 4.B Business overview—Innovative Medicines— Innovative Medicines Division products.”
Novartis Oncology business unit
Hematology
Sales in the Hematology franchise reached USD 8.4 billion (+7%, +6% cc), of which Tasigna delivered USD 2.1 billion, Promacta/Revolade USD 2.0 billion and Jakavi USD 1.6 billion. The highest growth coming from Promacta/Revolade, followed by Jakavi, Kymriah, offsetting decline in Gleevec/Glivec and Exjade/Jadenu.
Tasigna (USD 2.1 billion, +5%, +4% cc) sales grew due to a solid performance in the US and Emerging Growth

Markets, partly offset by a decline seen in Europe and Japan.
Promacta/Revolade (USD 2.0 billion, +16%, +15% cc) grew across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA) in the US. In the first quarter, the US prescribing information was updated to include “persistent” ITP, per clinical treatment guidelines.
Jakavi (USD 1.6 billion, +19%, +16% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications. Data readouts from two Phase III studies (REACH2 and REACH3) showed Jakavi significantly improved outcomes in patients with steroid-resistant/dependent graft-versus-host disease (GvHD) compared to best available therapy. Regulatory filings are under review and approvals are expected in 2022.
Gleevec/Glivec (USD 1.0 billion, -14%, -15% cc) declined due to increased generic competition.
Kymriah (USD 587 million, +24%, +22% cc) grew strongly in all regions. Coverage continued to expand, with more than 350 qualified treatment centers and 30 countries having coverage for at least one indication. The US Food and Drug Administration (FDA) granted regenerative medicine advanced therapy designation and orphan drug status for Kymriah in follicular lymphoma. At the interim analysis, the Phase II ELARA trial in patients with relapsed or refractory follicular lymphoma met its primary endpoint of complete response rate. Manufacturing for Kymriah was expanded through regulatory approvals in Switzerland, France and Japan.
Exjade/Jadenu (USD 563 million, -14%, -16% cc) declined mainly due to pressure from generic competition in all regions.
Adakveo (USD 164 million, +56%, +56% cc) worldwide launch continued to progress well, with continuous double-digit growth in cumulative patients in the US in 2021, despite COVID-19 challenges. In the US, more than 95% of insured lives have a payer coverage policy in place across Medicaid, Medicare, and Commercial segments. In the UK, NICE recommendation was received in October 2021.
Solid Tumor
Sales in the Solid Tumor franchise reached USD 7.1 billion (+3%, +2% cc), of which Tafinlar + Mekinist delivered USD 1.7 billion, Sandostatin USD 1.4 billion, Afinitor/Votubia USD 0.9 billion and Kisqali USD 0.9 billion. The highest growth coming from Kisqali, followed by Tafinlar + Mekinist, and Tabrecta, offsetting decline in Afinitor/Votubia, Votrient and other mature brands.
Tafinlar + Mekinist (USD 1.7 billion, +10%, +8% cc), the worldwide targeted therapy leader in BRAF/MEK-inhibition, continued to deliver strong growth driven by demand in both BRAF+ adjuvant / metastatic melanoma and BRAF+ advanced non-small cell lung cancer (NSCLC). Tafinlar + Mekinist is the first and only targeted therapy to achieve both five-year overall survival (OS) in metastatic melanoma and five-year relapse-free survival (RFS) in adjuvant melanoma.
Sandostatin (USD 1.4 billion, -2%, -3% cc) sales declined due to ongoing competitive pressure in Europe and Japan.
Afinitor/Votubia (USD 938 million, -13%, -14% cc) declined due to generic competition in the US, Europe and Emerging Growth Markets. In the US, generic competition for the 10 mg and disperse formulation entered in October 2021.
Kisqali (USD 937 million, +36%, +36% cc) sales grew across all geographies driven by the longest overall survival benefit ever reported in HR+/HER2- advanced breast cancer. New overall survival data presented at The San Antonio Breast Cancer Symposium provide further evidence of the Kisqali unique benefit across the most common intrinsic subtypes, including HER2-enriched subtype, suggesting that Kisqali re-sensitizes ET-resistent tumors to hormonal therapy and supporting the scientific rationale for the Phase III HARMONIA trial comparing Kisqali to palbociclib. Kisqali is approved in 96 countries.
Votrient (USD 577 million, -9%, -10% cc) declined due to increased competition in the US, Europe and Japan.
Lutathera (USD 475 million, +7%, +6% cc) sales grew in all the regions. There are 450 centers now actively treating patients globally. Sales from all AAA brands (including Lutathera and radiopharmaceutical diagnostic products) were USD 717 million.
Piqray (USD 329 million, +3%, +3% cc) grew in Europe and Emerging Growth Markets, partially offset by a decline in the US. Piqray in combination with fulvestrant received European Commission (EC) approval to treat HR+/HER2- advanced breast cancer with a PIK3CA mutation. Piqray is the first and only therapy specifically for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with poor prognosis. Piqray is approved in more than 60 countries.
Tabrecta (USD 90 million, +157%, +155% cc) US launch continues to progress well. All leading lung cancer institutions have started patients on treatment with more than 1,000 unique prescribers LTD and Tabrecta maintains its strong position as the number one prescribed MET inhibitor for NSCLC in the US. Tabrecta is the first and only therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14), as detected by an FDA-approved test using tissue and blood. Tabrecta is approved in nine countries.
Novartis Pharmaceuticals business unit
Immunology, Hepatology and Dermatology
Sales in the Immunology, Hepatology and Dermatology franchise reached USD 5.8 billion (+19%, +18% cc), of which Cosentyx delivered USD 4.7 billion.
Cosentyx (USD 4.7 billion, +18%, +17% cc) saw strong growth driven by sustained underlying demand across indications in the US and Europe and volume growth in China following National Reimbursement Drug List (NRDL) listing in the first quarter of 2021. In 2021, Novartis received an EU label update for Cosentyx to include efficacy data on axial manifestations in patients with psoriatic arthritis, based upon data from the MAXIMISE trial. Cosentyx received approval in the US and China for moderate to severe plaque psoriasis in pediatric patients aged six years and older. Cosentyx also received US approval for the treatment of active enthesitis-related arthritis (ERA) in patients aged four years and older, and active juvenile psoriatic arthritis (JPsA) in patients aged two years and older. Two hidradenitis suppurativa (HS) Phase III studies (SUNRISE and SUNSHINE) met their primary endpoint, with more patients treated with Cosentyx achieving an HS Clinical Response (HiSCR), compared with placebo, at week 16.
Ilaris (USD 1.1 billion, +21%, +22% cc) strong sales were driven by continued growth across all regions. Contributors to continuing growth include launch of adult-onset Still’s disease, the other adult rheumatology indications in the US and Periodic Fever Syndromes (PFS) indications in Europe.
Neuroscience
Sales in the Neuroscience franchise were USD 5.1 billion (+17%, +15% cc), mainly driven by the sales growth of Kesimpta and Zolgensma, partly offset by sales decline of Gilenya.
Gilenya (USD 2.8 billion, -7%, -9% cc) sales declined due to increased competition.
Zolgensma (USD 1.4 billion, +47%, +46% cc) access continued to expand globally throughout 2021. Zolgensma had a strong fourth quarter with year-over-year growth driven by expanding access in Europe and Emerging Growth Markets, combined with steady US sales. Zolgensma is now approved in 42 countries.
Kesimpta (USD 372 million) sales were driven by strong access and increased demand. To initiate access, Kesimpta is being provided free of charge for US patients who are eligible for reimbursement until they are covered by their insurance. The share of free goods is decreasing as reimbursement progresses. In March, Kesimpta received EC approval. Kesimpta is now approved in 64 countries.
Mayzent (USD 281 million, +65%, +65% cc) continued to grow, driven by fulfilling an important unmet need in multiple sclerosis (MS) patients showing signs of progression despite being on other treatments. Mayzent is the first and only oral disease modifying therapy (DMT) studied and proven to delay disease progression in a broad secondary progressive multiple sclerosis (SPMS) patient population. Mayzent is now approved in 67 countries.
Aimovig (USD 215 million, ex-US, ex-Japan +31%, +27% cc). Effective January 1, 2022, Novartis and Amgen reached an agreement to settle all remaining claims in the litigation between the companies. Novartis returns its Aimovig US rights to Amgen, which is now exclusively commercializing Aimovig in the US. Novartis’ ex-US rights remain unaffected and Novartis will continue to commercialize Aimovig in the rest of the world, with the exception of Japan. Amgen will no longer pay royalties to Novartis on sales of Aimovig in the United States, and the parties’ cost sharing for commercialization of Aimovig in the United States ceases. The parties will continue to share development expenses worldwide in accordance with the relevant agreements. Other terms of the settlement are confidential. Aimovig has been prescribed to over 620,000 patients worldwide in the post-trial setting. See also “Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities.”
Ophthalmology
Sales in the Ophthalmology franchise were USD 4.3 billion (-2%, -4% cc).
Lucentis (USD 2.2 billion, +12%, +8% cc) sales growth was driven by Europe and Emerging Growth Markets, partly offset by decline in Japan.
Xiidra (USD 468 million, +24%, +24% cc) showed double-digit growth, driven by a solid and sustainable increased brand awareness among diagnosed patients suffering from signs and symptoms of dry eye disease and a lower prior year base due to COVID-19.
Beovu (USD 186 million, -2%, -3% cc) sales declined in the US partly offset by growth in other markets versus prior year following continued geographic expansion. Beovu is now approved in 73 countries.
Other Ophthalmology products declined due to generic impacts in the US, primarily for Travatan and Ciprodex.
Cardiovascular, Renal and Metabolism
Sales in the Cardiovascular, Renal and Metabolism franchise were USD 3.6 billion (+43%, +40% cc).
Entresto (USD 3.5 billion, +42%, +40% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first-choice therapy for heart failure patients (with reduced ejection fraction). Sales in the US continue to benefit from FDA approval in February of an expanded indication in patients with left ventricular ejection fraction (LVEF) below normal, making Entresto the first therapy indicated for heart failure with reduced ejection fraction (HFrEF) and most heart failure patients with preserved ejection fraction (HFpEF). The European Society of Cardiology heart failure guidelines and the American College of Cardiology Expert Consensus Decision Pathway recommend Entresto as first-line heart failure therapy. In China, Entresto has been listed in the National Reimbursement Drug List (NRDL) for both HFrEF and hypertension, effective January 2022.
Leqvio (USD 12 million) is the first and only small-interfering RNA therapy to reduce LDL cholesterol, a risk factor for atherosclerotic cardiovascular disease (ASCVD), which is caused by plaque buildup in the arteries. Leqvio is administered by a healthcare professional twice a year as an injection, following an initial dose and a dose at three months. On December 22, 2021, it was approved in the US to treat adults with clinical ASCVD or heterozygous familial hypercholesterolemia (HeFH), as an adjunct to diet and maximally tolerated statin therapy, who require additional lowering of LDL cholesterol. In the EU and other countries, it is approved to treat adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia. It is used in combination with a statin or a statin with other lipid-lowering therapies in patients unable to reach LDL cholesterol goals with the maximum tolerated dose of a statin, or alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant or for whom a statin is contraindicated.
Respiratory and Allergy
Sales in the Respiratory and Allergy franchise were USD 2.1 billion (+9%, +6% cc), of which Xolair delivered USD 1.4 billion.

Xolair (USD 1.4 billion, +14%, +12% cc) continued growth, mainly driven by the chronic spontaneous urticaria (CSU) and severe allergic asthma (SAA) indications. The indication of nasal polyps has been approved and currently launched in the US, Germany, Canada and several other countries. In April 2021 the FDA approved Xolair for self-injection; this formulation in the US in the second quarter of 2021. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but does not record any US sales.
Ultibro Group (USD 584 million, -6%, -10% cc) sales declined mainly in Europe due to competition. Ultibro Group consists of Ultibro Breezhaler, Seebri Breezhaler and Onbrez Breezhaler.
Established Medicines
The Established Medicines franchise had sales of USD 5.7 billion (-9%, -10% cc).
Galvus Group (USD 1.1 billion, -9%, -8% cc) declined across all regions, mainly in Emerging Growth Markets due to generic competition and in Japan due to the exclusive promotion agreement.
Exforge Group (USD 901 million, -8%, -11% cc) declined mainly due to generic competition and the impact of Volume-Based procurement in China.
Diovan Group (USD 773 million, -23%, -25% cc) declined mainly due to generic competition and the impact of Volume- Based procurement in China.
Zortress/Certican (USD 431 million, -5%, -6% cc) declined mainly due to generic competition in the US.
Voltaren/Cataflam (USD 373 million, +4%, +3% cc) grew in Emerging Growth Markets, partially offset by decline in Europe and Japan.
Neoral/Sandimmun(e) (USD 368 million, -6%, -8% cc) declined across all markets mainly due to generic competition.
Sandoz
Net sales were USD 9.6 billion (0%, -2% cc). Volume increased by 7 percentage points from growth in Biopharmaceuticals and 1 percentage point relating to contract manufacturing revenue reclassification, partly offset by the impact of softer Retail demand, with a weak cough and cold season in the first half. Volume growth was more than offset by a negative price effect of 9 percentage points mainly due to increasing competition and the impact of prior year off-contract sales in the US. We continue to see an impact of COVID-19, particularly for the Retail Generics and third-party Anti-Infectives businesses. However, the effects have been more moderate in recent months and the Sandoz business is continuing to normalize.
Sales in Europe were USD 5.3 billion (+1%, -2% cc), in the US USD 1.8 billion (-15%), in Asia / Africa / Australasia USD 1.7 billion (+11%, +9% cc) and in Canada and Latin America USD 872 million (+13%, +10% cc). Sales in Europe declined due to the impact of COVID-19 on the Retail Generics business. The sales decline in the US was due to the negative price effect in the Retail Generics business, especially oral solids, which were additionally impacted by partnership terminations, as well as prior year Biopharmaceuticals off-contract sales.
The following table provides an overview of net sales to third parties by business franchise in the Sandoz Division:
(USD millions)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Retail Generics[1]	7 092	7 244	-2	-4

Biopharmaceuticals	2 116	1 928	10	7

Anti-Infectives (partner label/API)[1]	423	474	-11	-12

Total Sandoz	9 631	9 646	0	-2

[1] Sandoz total anti-infectives net sales amounted to USD 1.1 billion (2020: USD 1.2 billion), of which USD 707 million (2020: USD 694 million) is sold through the Retail Generics business franchise and USD 423 million (2020: USD 474 million) is sold to other third-party companies through the Anti-Infectives business franchise.

Retail Generics
In Retail Generics, Sandoz develops, manufactures and markets active ingredients and finished dosage forms of small molecule pharmaceuticals to third parties across a broad range of therapeutic are, as well as finished dosage form of anti-infectives sold to third parties.
Retail sales were USD 7.1 billion (-2%, -4% cc), declining due to the above-mentioned factors.
Biopharmaceuticals
In Biopharmaceuticals, Sandoz develops, manufactures and markets protein- and other biotechnology-based products, including biosimilars, and provides biotechnology manufacturing services to other companies. The Biopharmaceuticals business also includes Glatopa, a generic version of Copaxone®, which treats relapsing forms of multiple sclerosis and is marketed in the US.
Global sales of Biopharmaceuticals (biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew to USD 2.1 billion (+10%, +7% cc), driven by continued growth outside the US and Ziextenzo (pegfilgrastim) US.
Anti-Infectives
In Anti-Infectives, Sandoz manufactures and supplies active pharmaceutical ingredients and intermediates, mainly antibiotics, for internal use by Retail Generics and for sale to third-party customers.
Total Anti-Infectives franchise sales were USD 1.1 billion (-3%, -5% cc) impacted by softer retail demand. These sales were including finished dosage forms sold under the Sandoz name (USD 707 million, 2%, 0% cc) and Anti-Infectives sold to third-parties for sale under their own name (USD 423 million, -11%, -12% cc).
On October 26, 2021, Novartis has announced that it will commence a strategic review of the Sandoz Division. The review will explore all options, ranging from retaining the business to separation, in order to determine how to best maximize value for our shareholders.

Operating income from continuing operations
The following table provides an overview of operating income from continuing operations by segment:
(USD millions)	Year ended Dec 31, 2021	% of net sales to third parties	Year ended Dec 31, 2020	% of net sales to third parties	Change in USD %	Change in constant currencies %

Innovative Medicines	10 688	25.5	9 172	23.5	17	15

Sandoz	1 600	16.6	1 043	10.8	53	48

Corporate	-599		-63		nm	nm

Operating income from continuing operations	11 689	22.6	10 152	20.9	15	13

Operating income from continuing operations was USD 11.7 billion (+15%, +13% cc), mainly driven by higher sales and lower legal expenses, partly offset by increased M&S and R&D investments and higher amortization.
Core operating income from continuing operations key figures 1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Core gross profit from continuing operations	41 097	38 663	6	5

Selling, general and administration	-14 815	-14 093	-5	-3

Research and development	-9 041	-8 484	-7	-5

Other income	421	323	30	29

Other expense	-1 074	-993	-8	-8

Core operating income from continuing operations	16 588	15 416	8	6

As % of net sales to third parties	32.1	31.7

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
The adjustments made to operating income from continuing operations to arrive at core operating income from continuing operations amounted to USD 4.9 billion (compared to USD 5.3 billion in the prior year). For details, please see “—Non-IFRS measures as defined by Novartis—2021 and 2020 reconciliation from IFRS results to core results.”
Core operating income from continuing operations was USD 16.6 billion (+8%, +6% cc) benefiting from higher sales, partly offset by increased M&S and R&D investments. Core operating income margin was 32.1% of net sales, increasing by 0.4 percentage points (+0.5 percentage points cc).
The following table provides an overview of core operating income from continuing operations by segment:
(USD millions)	Year ended Dec 31, 2021	% of net sales to third parties	Year ended Dec 31, 2020	% of net sales to third parties	Change in USD %	Change in constant currencies %

Innovative Medicines	15 215	36.2	13 645	35.0	12	10

Sandoz	2 064	21.4	2 334	24.2	-12	-14

Corporate	-691		-563		-23	-20

Core operating income from continuing operations	16 588	32.1	15 416	31.7	8	6

Innovative Medicines
Operating income was USD 10.7 billion (+17%, +15% cc), mainly driven by sales growth, lower impairments and lower legal expenses, partly offset by higher spend, amortization and restructuring. Operating income margin was 25.5% of net sales, increasing 2.0 percentage points (+2.0 percentage points cc).
Core adjustments were USD 4.5 billion, mainly due to amortization. Core adjustments were in line with prior year (USD 4.5 billion) as lower impairments and lower legal expenses were offset by higher amortization and restructuring.
Core operating income was USD 15.2 billion (+12%, +10% cc) mainly driven by sales growth and productiv-

ity, partly offset by higher spend. Core operating income margin was 36.2% of net sales, increasing 1.2 percentage points (+1.3 percentage points cc).
Core gross margin increased by 0.6 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.2 percentage points (cc). Core selling, general and administration (SG&A) expenses as a percentage of net sales decreased by 0.6 percentage points (cc). Core other income and expense decreased the margin by 0.1 percentage points (cc).
Sandoz
Operating income was USD 1.6 billion (+53%, +48% cc), mainly driven by lower legal settlements, lower impairments and lower amortization partly offset by unfavorable gross margin and lower sales. Operating income margin increased by 5.6 percentage points in constant currencies. Currency had a positive impact of 0.2 percentage points, resulting in a net increase of 5.8 percentage points to 16.6% of net sales.
Core adjustments were USD 464 million, including USD 236 million of amortization. Prior year core adjustments were USD 1.3 billion. The change in core adjustments compared to prior year was driven by lower legal settlements, lower impairments and lower amortization.
Core operating income was USD 2.1 billion (-12%, -14% cc), declining due to unfavorable gross profit and lower sales. Core operating income margin was 21.4% of net sales, decreasing 2.8 percentage points (-2.9 percentage points cc) versus prior year.
Core gross margin as a percentage of sales decreased by 2.4 percentage points (cc), due to unfavorable price effects and product and geographic mix. Core R&D expenses as a percentage of net sales increased by 0.4 percentage points (cc) driven by biopharmaceutical pipeline investments. Core SG&A expenses increased by 0.3 percentage points (cc) mainly due to lower sales. Core other income and expense increased the margin by 0.2 percentage points (cc) driven by higher divestment income.
Corporate income and expense, net
Corporate income and expense, which includes the cost of Group headquarter and coordination functions, amounted to an expense of USD 599 million, compared to an expense of USD 63 million in prior year, mainly driven by royalty settlement gains related to intellectual property rights in the prior year, lower contributions from the Novartis Venture Fund, prior year fair value adjustment on contingent receivables related to intellectual property rights and adjustments to provision on M&A transactions.
Innovative Medicines Division research and development
The following table provides an overview of the reported and core research and development expense of the Innovative Medicines Division:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Research and exploratory development	-3 209	-2 737	-17	-16

Confirmatory development	-5 432	-5 381	-1	1

Total Innovative Medicines Division research and development expense	-8 641	-8 118	-6	-5

As % of Innovative Medicines net sales to third parties	20.6	20.8

Core research and exploratory development[1]	-2 809	-2 682	-5	-4

Core confirmatory development[1]	-5 341	-4 954	-8	-6

Total core Innovative Medicines Division research and development expense	-8 150	-7 636	-7	-5

As % of Innovative Medicines net sales to third parties	19.4	19.6

[1] Core results exclude impairments, amortization and certain other items. For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Innovative Medicines Division research and exploratory development expense increased by 17% (+16% cc) to USD 3.2 billion, mainly due to higher impairment charges. Confirmatory development expense amounted to USD 5.4 billion, in line with prior year.
Total core research and development expense in the Innovative Medicines Division as a percentage of sales decreased by 0.2 percentage points (0.2 percentage points cc) to 19.4% of net sales, mainly driven by higher net sales.

Non-operating income and expense from continuing operations
The term “non-operating income and expense” includes all income and expense items outside operating income. The following table provides an overview of non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Operating income from continuing operations	11 689	10 152	15	13

Income from associated companies	15 339	673	nm	nm

Interest expense	-811	-869	7	6

Other financial income and expense	-80	-78	-3	44

Income before taxes from continuing operations	26 137	9 878	165	163

Income taxes	-2 119	-1 807	-17	-17

Net income	24 018	8 071	198	195

Attributable to:
Shareholders of Novartis AG	24 021	8 072	198	195

Non-controlling interests	-3	-1	-200	-200

Total basic earnings per share (USD)	10.71	3.55	202	200

nm = not meaningful
Income from associated companies
Income from associated companies increased to USD 15.3 billion in the current year from USD 673 million in the prior year, an increase of USD 14.7 billion. This increase was mainly due to the gain of USD 14.6 billion recognized on the divestment of our investment in Roche. As a result of the decision to divest our investment in Roche, the Group discontinued the recognition of its share of income of Roche from November 3, 2021.
Excluding the divestment gain from our investment in Roche, income from associated companies increased to USD 783 million, compared to USD 673 million in prior year, mainly due to the increase in the share of income from Roche. The estimated income for Roche through November 3, 2021, net of amortization, was USD 745 million compared to USD 741 million in prior full year period. A positive prior year true up of USD 40 million has been recognized in the first quarter of 2021, compared to a negative true up of USD 64 million in the first quarter of 2020.
Interest expense and other financial income and expense
Interest expense decreased to USD 811 million from USD 869 million in prior year, mainly due to lower interest expense on financial debts.
Other financial income and expense amounted to a net expense of USD 80 million in line with a net expense of USD 78 million in the prior year.
Income taxes
The tax rate was 8.1% compared to 18.3% in the prior year. In the current year, the tax rate decreased due to the impact of the divestment gain recognized on the sale of our investment in Roche, partially offset by uncertain tax positions and prior year items. The prior year tax rate was impacted by the effect of non-deductible legal charges and uncertain tax positions.
Excluding these impacts, the rate would have been 15.7% compared to 15.6% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
Net income
Net income was USD 24.0 billion, benefiting from the USD 14.6 billion gain from the divestment of our investment in Roche.
Earnings per share
Basic earnings per share were USD 10.71 compared to USD 3.55 in the prior year.

Core non-operating income and expense from continuing operations 1
The following table provides an overview of core non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2021	Year ended Dec 31, 2020	Change in USD %	Change in constant currencies %

Core operating income from continuing operations	16 588	15 416	8	6

Core income from associated companies	993	1 097	-9	-9

Core interest expense	-811	-869	7	6

Core other financial income and expense	-41	-83	51	39

Core income before taxes from continuing operations	16 729	15 561	8	6

Core income taxes	-2 635	-2 403	-10	-8

Core net income	14 094	13 158	7	5

Core basic earnings per share (USD)	6.29	5.78	9	7

Core income from associated companies
Core income from associated companies decreased to USD 1.0 billion from USD 1.1 billion in prior year due to a lower estimated core income contribution from Roche for the current period due to the discontinuance of the recognition of the Group’s share of income of Roche from November 3, 2021, as a result of the decision to divest our investment in Roche.
Core interest expense and other financial income and expense
Core interest expense decreased to USD 811 million from USD 869 million in prior year, mainly due to lower interest expense on financial debts.
Core other financial income and expense amounted to a net expense of USD 41 million compared to a net expense of USD 83 million in the prior year mainly due to lower currency losses.
Core income taxes
The core tax rate (core taxes as a percentage of core income before tax from continuing operations) was 15.8% compared to 15.4% in the prior year. The increase from prior year was mainly the result of a change in profit mix.
Core net income
Core net income was USD 14.1 billion (+7%, +5% cc).
Core earnings per share
Core EPS was USD 6.29 (+9%, +7% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
1 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”

Factors affecting comparability of year-on-year results of operations
Significant transactions in 2021 and 2020
The comparability of the year-on-year results of our operations for the total Group can be significantly affected by acquisitions and divestments. As part of our long-term strategy to focus Novartis as a leading medicines company, we announced and/or completed several acquisitions and divestments during 2021 and 2020.
A detailed description of significant transactions in 2021 and 2020, can be found in “Item 18. Financial Statements—Note 2. Significant transactions.”
Internal control over financial reporting
The Group’s management has assessed the effectiveness of internal control over financial reporting. The Group’s independent statutory auditor also issued an opinion on the effectiveness of internal control over financial reporting. Both the Group’s management and its external auditors concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021. For more details, see “Item 15. Controls and Procedures.”
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
As an internal measure of Group performance, the core results measures have limitations, and the Group’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
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
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD, using the average exchange rates from the prior year and comparing them to the prior year values in USD.
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
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities and cash flows from investing activities associated with purchases and sales of property, plant and equipment, of intangible assets, of financial assets and of other non-current assets. Excluded from free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interests in associated companies, purchases and sales of marketable securities, commodities, time deposits and net cash flows from financing activities.
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
(USD millions)	2021	2020

Operating income from continuing operations	11 689	10 152

Depreciation of property, plant and equipment	1 208	1 318

Depreciation of the right-of-use-assets	318	330

Amortization of intangible assets	3 903	3 462

Impairments of property, plant and equipment, and intangible assets [1]	684	1 354

EBITDA total Group	17 802	16 616

[1] There were no impairments of right-of-use assets in 2021 and 2020.
Enterprise value
Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Group’s liquidity.
(USD millions)	Dec 31, 2021	Dec 31, 2020

Market capitalization	196 107	214 269

Non-controlling interests	167	68

Non-current financial debts	22 902	26 259

Current financial debts and derivatives financial instruments	6 295	9 785

Marketable securities, commodities, time deposits and derivative financial instruments	-15 922	-1 905

Cash and cash equivalents	-12 407	-9 658

Enterprise value	197 142	238 818

Reconciliation from IFRS results to core results
The following tables provide an overview of the reconciliation from IFRS results to core results.
2021 and 2020 reconciliation from IFRS results to core results
	Innovative Medicines		Sandoz		Corporate		Group

(USD millions unless indicated otherwise)	2021	2020	2021	2020	2021	2020	2021	2020

IFRS operating income from continuing operations	10 688	9 172	1 600	1 043	-599	-63	11 689	10 152

Amortization of intangible assets	3 528	2 999	236	366			3 764	3 365

Impairments

Intangible assets	360	759	27	141			387	900

Property, plant and equipment related to the Group-wide rationalization of manufacturing sites	219	321	7	112			226	433

Other property, plant and equipment	40			2			40	2

Total impairment charges	619	1 080	34	255			653	1 335

Acquisition or divestment of businesses and related items

- Income	-2	-5			-64	-73	-66	-78

- Expense	1	107		22	106	89	107	218

Total acquisition or divestment of businesses and related items, net	-1	102		22	42	16	41	140

Other items

Divestment gains	-649	-348	-4	-27	-75	-39	-728	-414

Financial assets - fair value adjustments	-43	-153			5	-183	-38	-336

Restructuring and related items

- Income	-32	-36	-36	-30	-6	-28	-74	-94

- Expense	833	484	193	252	32	35	1 058	771

Legal-related items

- Income			-11				-11

- Expense	170	555	53	406		-26	223	935

Additional income	-139	-264	-1	-6	-138	-361	-278	-631

Additional expense	241	54		53	48	86	289	193

Total other items	381	292	194	648	-134	-516	441	424

Total adjustments	4 527	4 473	464	1 291	-92	-500	4 899	5 264

Core operating income from continuing operations	15 215	13 645	2 064	2 334	-691	-563	16 588	15 416

as % of net sales	36.2%	35.0%	21.4%	24.2%			32.1%	31.7%

Income from associated companies	5	1	2	2	15 332	670	15 339	673

Core adjustments to income from associated companies, net of tax					-14 346	424	-14 346	424

Interest expense							-811	-869

Other financial income and expense							-80	-78

Core adjustments to other financial income and expense							39	-5

Income taxes, adjusted for above items (core income taxes)							-2 635	-2 403

Core net income							14 094	13 158

Core net income attributable to shareholders of Novartis AG							14 097	13 159

Core basic EPS (USD) [1]							6.29	5.78

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2021 and 2020 reconciliation from IFRS results to core results – Group
2021 (USD millions unless indicated otherwise)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	37 010	3 655	18		414	41 097

Operating income from continuing operations	11 689	3 764	653	41	441	16 588

Income before taxes from continuing operations	26 137	3 974	653	-14 531	496	16 729

Income taxes [5]	-2 119					-2 635

Net income	24 018					14 094

Basic EPS (USD) [6]	10.71					6.29

The following are adjustments to arrive at core gross profit

Cost of goods sold	-15 867	3 655	18		414	-11 780

The following are adjustments to arrive at core operating income

Selling, general and administration	-14 886				71	-14 815

Research and development	-9 540	109	369		21	-9 041

Other income	1 852		-100	-66	-1 265	421

Other expense	-2 747		366	107	1 200	-1 074

The following are adjustments to arrive at core income before taxes

Income from associated companies	15 339	210		-14 556		993

Other financial income and expense	-80			-16	55	-41

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 210 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off accruals; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution; other expense also includes adjustments to provisions; income from associated companies includes the gain related to the divestment of our investment in Roche; other financial income and expense includes other financial gains related to the divestment of our investment in Roche

[4] Other items: cost of goods sold, research and development, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development, other income and other expense also include adjustments to contingent considerations; selling, general and administration, research and development, other income and other expense include adjustments to provisions; other income and other expense also include gains and losses from the divestment of products and financial assets and fair value adjustments on financial assets, adjustments to environmental provisions and legal-related items; other financial income and expense includes a charge related to the monetary loss due to hyperinflation in Argentina and Venezuela and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 9.4 billion to arrive at the core results before tax amounts to USD 516 million. Excluding the gain on the divestment of our investment in Roche, the tax on the total adjustments of USD 5.2 billion to arrive at the core results before tax amounts to USD 516 million and the average tax rate on the adjustments was 10.0%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2020 (USD millions unless indicated otherwise)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	34 777	3 301	377	70	138	38 663

Operating income from continuing operations	10 152	3 365	1 335	140	424	15 416

Income before taxes from continuing operations	9 878	3 789	1 335	140	419	15 561

Income taxes [5]	-1 807					-2 403

Net income	8 071					13 158

Basic EPS (USD) [6]	3.55					5.78

The following are adjustments to arrive at core gross profit

Other revenues	1 239				-136	1 103

Cost of goods sold	-15 121	3 301	377	70	274	-11 099

The following are adjustments to arrive at core operating income

Selling, general and administration	-14 197			16	88	-14 093

Research and development	-8 980	64	523	3	-94	-8 484

Other income	1 742		-6	-78	-1 335	323

Other expense	-3 190		441	129	1 627	-993

The following are adjustments to arrive at core income before taxes

Income from associated companies	673	424				1 097

Other financial income and expense	-78				-5	-83

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 424 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes an impairment reversal related to property, plant and equipment; other expense includes impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: cost of goods sold, selling, general and administration, research and development and other expense include net charges related to acquisitions; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution

[4] Other items: other revenues includes a settlement of royalties; cost of goods sold includes the cumulative amount of the depreciation up to December 31, 2019, recognized with the reclassification of property, plant and equipment out of assets of disposal group held for sale (see Item 18. Financial Statements–Note 2. Significant transactions–Significant transactions in 2020); cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, research and development, other income and other expense include other restructuring income and charges and related items; cost of goods sold and research and development also include adjustments to contingent considerations; selling, general and administration and other expense include expenses related to COVID-19 donations; selling, general and administration also includes adjustments to provisions; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, and adjustments to environmental provisions; other income also includes net gains from the divestment of products, a fair value adjustment on a contingent receivable and adjustments to provisions; other expense includes adjustments to legal provisions, legal-related items and a termination fee; other financial income and expense includes a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Income taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments for continuing operations of USD 5.7 billion to arrive at the core results before tax amounts to USD 596 million. The average tax rate on the adjustments is 10.5%.

[6] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

2021 and 2020 reconciliation from IFRS results to core results – Innovative Medicines
2021 (USD millions)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit	32 218	3 419			344	35 981

Operating income	10 688	3 528	619	-1	381	15 215

The following are adjustments to arrive at core gross profit

Cost of goods sold	-11 751	3 419			344	-7 988

The following are adjustments to arrive at core operating income

Selling, general and administration	-12 306				71	-12 235

Research and development	-8 641	109	360		22	-8 150

Other income	1 149		-45	-2	-837	265

Other expense	-1 732		304	1	781	-646

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: research and development includes impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and expenses related to the Alcon distribution

[4] Other items: cost of goods sold, research and development, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development and other expense include adjustments to contingent considerations; selling, general and administration, research and development and other expense include adjustments to provisions; other income and other expense include gains and losses from the divestment of products and financial assets and fair value adjustments on financial assets; other expense also includes legal-related items and adjustments to environmental provisions

2020 (USD millions)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit	29 896	2 935	250	48	146	33 275

Operating income	9 172	2 999	1 080	102	292	13 645

The following are adjustments to arrive at core gross profit

Cost of goods sold	-10 927	2 935	250	48	146	-7 548

The following are adjustments to arrive at core operating income

Selling, general and administration	-11 657			16	58	-11 583

Research and development	-8 118	64	509	3	-94	-7 636

Other income	922		-1	-5	-687	229

Other expense	-1 871		322	40	869	-640

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

2021 and 2020 reconciliation from IFRS to core results – Sandoz
2021 (USD millions)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items	Other items[3]	Core results

Gross profit	4 725	236	18		70	5 049

Operating income	1 600	236	34		194	2 064

The following are adjustments to arrive at core gross profit

Cost of goods sold	-5 147	236	18		70	-4 823

The following are adjustments to arrive at core operating income

Research and development	-899		9		-1	-891

Other income	233		-55		-51	127

Other expense	-397		62		176	-159

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring and other charges related to the Group-wide rationalization of manufacturing sites and other restructuring income and charges and related items; research and development includes adjustments to provisions; other income includes net gains from the divestment of a product; other income and other expense include legal-related items

2020 (USD millions)	IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit	4 636	366	127	22	128	5 279

Operating income	1 043	366	255	22	648	2 334

The following are adjustments to arrive at core gross profit

Cost of goods sold	-5 252	366	127	22	128	-4 609

The following are adjustments to arrive at core operating income

Selling, general and administration	-2 076				30	-2 046

Research and development	-862		14			-848

Other income	176		-5		-62	109

Other expense	-831		119		552	-160

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

2021 and 2020 reconciliation from IFRS results to core results – Corporate
2021 (USD millions)	IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items[1]	Other items[2]	Core results

Gross profit	67					67

Operating loss	-599			42	-134	-691

The following are adjustments to arrive at core operating loss

Other income	470			-64	-377	29

Other expense	-618			106	243	-269

[1] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off accruals; other income and other expense include transitional service fee income and expenses related to the Alcon distribution; other expense also includes adjustments to provisions

[2] Other items: other income includes an adjustment to a contingent consideration receivable; other income and other expense include fair value adjustments and divestment gains and losses on financial assets, adjustments to environmental provisions and restructuring income and charges and related items

2020 (USD millions)	IFRS results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items[1]	Other items[2]	Core results

Gross profit	245				-136	109

Operating loss	-63			16	-516	-563

The following are adjustments to arrive at Core Gross profit

Other revenues	168				-136	32

The following are adjustments to arrive at core operating loss

Other income	644			-73	-586	-15

Other expense	-488			89	206	-193

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

5.B Liquidity and capital resources

The following tables summarize the Group’s cash flows and net debt.
(USD millions)	2021	2020

Net cash flows from operating activities from continuing operations	15 071	13 650

Net cash flows from/used in investing activities from continuing operations	4 208	-13 055

Net cash flows used in investing activities from discontinued operations		-127

Net cash flows used in financing activities from continuing operations	-16 264	-2 158

Net cash flows used in financing activities from discontinued operations		-50

Effect of exchange rate changes on cash and cash equivalents	-266	286

Net change in cash and cash equivalents	2 749	-1 454

Change in marketable securities, commodities, time deposits and derivative financial instruments	14 017	1 571

Change in current and non-current financial debts and derivative financial instruments	6 847	-8 660

Change in net debt	23 613	-8 543

Net debt at January 1	-24 481	-15 938

Net debt at December 31	-868	-24 481

Cash flow
Financial year 2021 compared to 2020
Net cash flows from operating activities from continuing operations amounted to USD 15.1 billion, compared to USD 13.6 billion in 2020. This increase was mainly driven by higher net income adjusted for non-cash items and other adjustments, including divestment gains, and lower payments out of provisions, mainly due to legal matters in the prior year. This was partly offset by unfavorable hedging results.
Net cash inflows from investing activities from continuing operations amounted to USD 4.2 billion, compared to net cash outflows of USD 13.1 billion in 2020.
The current year cash inflows were driven by proceeds of USD 20.7 billion from the divestment of our investment in Roche; USD 2.3 billion from the sale of marketable securities, commodities and time deposits; and USD 1.4 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 16.4 billion cash outflows for purchases of marketable securities and time deposits, mainly due to the investment of a portion of the proceeds from the divestment of our investment in Roche; USD 1.6 billion for purchases of intangible assets (including the upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd); USD 1.4 billion for purchases of property, plant and equipment; USD 0.6 billion for acquisitions and divestments of businesses, net (including the acquisition of GSK’s cephalosporin antibiotics business for USD 351 million); and USD 0.2 billion for purchases of financial assets.
In 2020, net cash outflows used in investing activities from continuing operations of USD 13.1 billion were mainly driven by USD 10.0 billion for acquisitions and divestments of businesses, net (including the acquisition of The Medicines Company for USD 9.5 billion, net of cash acquired USD 0.1 billion, and the acquisition of the Japanese business of Aspen Global Incorporated for USD 0.3 billion); USD 1.4 billion for net purchases of marketable securities, commodities and time deposits; USD 1.3 billion for purchases of property, plant and equipment; and USD 1.3 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.7 billion from the sale of financial assets (including USD 0.3 billion proceeds from the sale of Alcon Inc. shares) and USD 0.4 billion from the sale of intangible assets.
Net cash outflows used in financing activities from continuing operations amounted to USD 16.3 billion, compared to USD 2.2 billion in 2020.
The current year cash outflows were driven by USD 7.4 billion for the dividend payment; USD 3.0 billion for net treasury share transactions; USD 3.5 billion net decrease in current financial debts; and USD 2.2 billion for the repayment of two bonds denominated in euro (notional amount of EUR 1.25 billion and of EUR 0.6 billion) at maturity. Payments of lease liabilities and other financing cash flows resulted in a net cash outflow of USD 0.2 billion.
In 2020, net cash outflows used in financing activities from continuing operations of USD 2.2 billion were driven by USD 7.0 billion for the dividend payment; USD 2.1 billion for net treasury share transactions; USD 2.0 billion for the repayment of two US dollar bonds at maturity; USD 0.3 billion net payments for lease liabilities; and USD 0.2 billion for other financing cash outflows, net. These cash outflows were partly offset by cash inflows of USD 7.1 billion from the increase in non-current financial debts, mainly consisting of USD 4.9 billion from the issuance of bonds denominated in US dollars (notional amount of USD 5.0 billion) and USD 2.1 billion from the issuance of a sustainability-linked bond denominated in euro (notional amount of EUR 1.85 billion); and USD 2.3 billion from the net increase in current financial debts.

Free cash flow
Free cash flow is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Free cash flow” for further information.
The following table is a reconciliation of the three major categories of the IFRS consolidated statements of cash flows to free cash flow:
	2021			2020

(USD millions)	IFRS cash flow	Adjustments	Free cash flow	IFRS cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	15 071		15 071	13 650		13 650

Net cash flows from/used in investing activities from continuing operations [1,2]	4 208	-5 997	-1 789	-13 055	11 096	-1 959

Net cash flows used in investing activities from discontinued operations [3]				-127	127	0

Net cash flows from/used in investing activities	4 208	-5 997	-1 789	-13 182	11 223	-1 959

Net cash flows used in financing activities from continuing operations [4]	-16 264	16 264	0	-2 158	2 158	0

Net cash flows used in financing activities from discontinued operations [3]				-50	50	0

Net cash flows used in financing activities	-16 264	16 264	0	-2 208	2 208	0

Free cash flow			13 282			11 691

[1] Excluded from the free cash flow are cash flows from investing activities associated with acquisitions and divestments of businesses and of interest in associated companies, purchases and sales of marketable securities, commodities and time deposits.

[2] For the free cash flow in 2020, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 276 million.

[3] Net cash flows used in investing activities from discontinued operations are activities associated with acquisitions and divestments of businesses which are excluded from the free cash flow. Net cash flows used in financing activities from discontinued operations are excluded from free cash flow. Free cash flow from discontinued operations was nil in 2021 and 2020.

[4] Net cash flows used in financing activities are excluded from the free cash flow.

The following table is a summary of the free cash flow:
(USD millions)	2021	2020

Operating income from continuing operations	11 689	10 152

Adjustments for non-cash items

Depreciation, amortization and impairments	6 075	6 129

Change in provisions and other non-current liabilities	896	1 411

Other	59	260

Operating income from continuing operations adjusted for non-cash items	18 719	17 952

Dividends received from associated companies and others	525	490

Interest and other financial receipts	13	511

Interest and other financial payments	-966	-742

Income taxes paid	-2 342	-1 833

Payments out of provisions and other net cash movements in non-current liabilities	-1 119	-2 437

Change in inventory and trade receivables less trade payables	-329	-730

Change in other net current assets and other operating cash flow items	570	439

Net cash flows from operating activities from continuing operations	15 071	13 650

Purchases of property, plant and equipment	-1 378	-1 275

Proceeds from sale of property, plant and equipment	240	88

Purchases of intangible assets	-1 593	-1 310

Proceeds from sale of intangible assets	748	380

Purchases of financial assets	-191	-230

Proceeds from sale of financial assets [1]	442	447

Purchases of other non-current assets	-61	-61

Proceeds from sale of other non-current assets	4	2

Free cash flow	13 282	11 691

[1] For the free cash flow in 2020, proceeds from the sale of financial assets exclude the cash inflows from the sale of a portion of the Alcon Inc. shares received by certain consolidated foundations through the Alcon spin-off, which amounted to USD 276 million. See "Item 18. Financial Statements–Note 2. Significant transactions–Significant transactions in 2019."

Financial year 2021 compared to 2020
Free cash flow amounted to USD 13.3 billion (+14% USD), compared to USD 11.7 billion in 2020. This increase was mainly driven by higher operating income adjusted for non-cash items and other adjustments, and lower payments out of provisions, mainly due to legal matters in the prior year, partly offset by USD 650 million upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd.

Condensed consolidated balance sheets
(USD millions)	Dec 31, 2021	Dec 31, 2020[1]

Assets

Property, plant and equipment	11 545	12 263

Right-of-use assets	1 561	1 676

Goodwill	29 595	29 999

Intangible assets other than goodwill	34 182	36 809

Investments in associated companies	205	9 632

Deferred tax assets	3 743	3 933

Financial assets and other non-current assets	5 246	3 793

Total non-current assets	86 077	98 105

Inventories	6 666	7 131

Trade receivables	8 005	8 217

Other current assets and income tax receivables	2 718	2 762

Marketable securities, commodities, time deposits and derivative financial instruments	15 922	1 905

Cash and cash equivalents	12 407	9 658

Total current assets	45 718	29 673

Total assets	131 795	127 778

Equity and liabilities

Total equity	67 822	56 666

Liabilities

Financial debts	22 902	26 259

Lease liabilities	1 621	1 719

Deferred tax liabilities	3 070	3 141

Provisions and other non-current liabilities	6 172	6 934

Total non-current liabilities	33 765	38 053

Trade payables	5 553	5 403

Financial debts and derivative financial instruments	6 295	9 785

Lease liabilities	275	286

Provisions and other current liabilities and current income tax liabilities	18 085	17 585

Total current liabilities	30 208	33 059

Total liabilities	63 973	71 112

Total equity and liabilities	131 795	127 778

[1] The December 31, 2020 deferred tax assets and deferred tax liabilities balances have been adjusted to conform with the 2021 presentation, see “Item 18. Financial Statements–Note 12. Deferred tax assets and liabilities.”

Assets
Total non-current assets of USD 86.1 billion at December 31, 2021, decreased by USD 12.0 billion compared to December 31, 2020.
Intangible assets other than goodwill decreased by USD 2.6 billion as net additions (including the in-licensing of tislelizumab from an affiliate of BeiGene, Ltd) and acquisitions were more than offset by amortization, unfavorable currency translation adjustments and impairments.
Goodwill decreased by USD 0.4 billion, mainly due to unfavorable currency translation adjustments, only partially offset by additions.
Property, plant and equipment decreased by USD 0.7 billion, as net additions were more than offset by depreciation, unfavorable currency translation adjustments and net impairments.
Investments in associated companies decreased by USD 9.4 billion mainly due to the divestment of our investment in Roche.
These decreases were partly offset by an increase in financial and other non-current assets of USD 1.5 billion, driven by an increase in the prepaid post-employment benefit plans of USD 1.2 billion, resulting from actuarial gains primarily from valuation impact on plan assets and changes in the discount rates used to calculate the actuarial defined benefit obligations.
Right-of-use assets and deferred tax assets were broadly in line with December 31, 2020.
Total current assets of USD 45.7 billion at December 31, 2021, increased by USD 16.0 billion compared to December 31, 2020.
Cash and cash equivalents increased by USD 2.7 billion and marketable securities, commodities, time deposits and derivative financial instruments increased by USD 14.0 billion, mainly driven by the cash generated through operating activities and the proceeds of USD 20.7 billion from the divestment of our investment in Roche, partially offset by the dividend payment, the purchase of treasury shares and the repayment of a financial debt.

Inventories, trade receivables and other current assets and income tax receivables were broadly in line with December 31, 2020.
We consider our provisions for doubtful trade receivables to be adequate. We continue to monitor the level of trade receivables, particularly in Argentina, Brazil, Greece, Italy, Portugal, Russia, Spain and Turkey. Should there be a substantial deterioration in our economic exposure with respect to those countries, we may change the terms of trade on which we operate. The gross trade receivables from these countries at December 31, 2021, amounted to USD 1.3 billion (2020: USD 1.5 billion), of which USD 27 million is past due for more than one year (2020: USD 55 million), and for which provisions of USD 24 million have been recorded (2020: USD 27 million). At December 31, 2021, amounts past due for more than one year were not significant in any of these countries on a standalone basis. The majority of the outstanding trade receivables from Portugal, Spain and Greece are due directly from local governments or government-funded entities.
For a table showing an overview of the aging analysis of total trade receivables and the total amount of the provision for doubtful trade receivables as of December 31, 2021 and 2020, see “Item 18. Financial Statements—Note 15. Trade receivables.”
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in “—Effects of currency fluctuations.”
Liabilities
Total non-current liabilities of USD 33.8 billion decreased by USD 4.3 billion compared to December 31, 2020.
Non-current ﬁnancial debts decreased by USD 3.4 billion mainly due to the reclassification of USD 2.6 billion from non-current to current financial debts, primarily two USD denominated bonds with notional amounts of USD 1.0 billion and USD 1.5 billion maturing in 2022, and favorable currency translation adjustments of USD 0.8 billion.
Provisions and other non-current liabilities decreased by USD 0.8 billion, primarily due to a USD 0.9 billion decrease in accrued liabilities for defined benefit pension plans mainly due to actuarial gains primarily from valuation impact on plan assets and the changes in discount rates used to calculate the actuarial defined benefit obligations.
Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2020.
Total current liabilities of USD 30.2 billion decreased by USD 2.9 billion compared to December 31, 2020.
Provisions and other current liabilities and current income tax liabilities increased by USD 0.5 billion mainly due to an increase in the treasury share repurchase obligation of USD 1.0 billion, which was partially offset by a decrease of USD 0.4 billion in other current provisions.
Current ﬁnancial debts and derivative ﬁnancial instruments decreased by USD 3.5 billion mainly due to the repayment of a USD 1.5 billion bond denominated in euro (notional amount of EUR 1.25 billion) and USD 0.7 billion bond denominated in euro (notional amount of EUR 0.6 billion) at maturity, repayments of current financial debts of USD 3.5 billion and favorable currency translation adjustments of USD 0.3 billion, partly offset by the reclassification from non-current to current financial debts of USD 2.6 billion.
Current lease liabilities and trade payables were broadly in line with December 31, 2020.
In our key countries, Switzerland and the United States, assessments have been agreed by the tax authorities up to 2016 in Switzerland and up to 2014 in the United States, with the exception of one open United States position related to the 2007 tax filing. In addition, a subsidiary in France, acquired with the AAA acquisition, has an open position related to the tax years 2014 and 2015. Uncertainties also exist on the application of a taxing right based on a German non-resident tax regulation for specific revenues derived from German registered intellectual property rights.
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
Equity
The Group`s equity increased by USD 11.2 billion to USD 67.8 billion at December 31, 2021, compared to December 31, 2020.
This increase was mainly due to the net income of USD 24.0 billion, net actuarial gains of USD 1.8 billion, equity-based compensation of USD 0.7 billion and the net favorable fair value adjustments on financial instruments of USD 0.2 billion.
This was partially offset by the cash-dividend payment of USD 7.4 billion, purchases of treasury shares of USD 2.9 billion, the increase of the treasury share repurchase obligation of USD 1.0 billion and unfavorable currency translation differences of USD 4.8 billion.

Summary of equity movements attributable to Novartis AG shareholders
	Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	2021	2020	2021 USD millions	2020 USD millions

Balance at beginning of year	2 256.8	2 265.0	56 598	55 474

Shares acquired to be canceled	-30.7	-32.6	-2 775	-2 897

Other share purchases	-1.5	-1.7	-145	-159

Exercise of options and employee transactions	0.6	14.7	39	806

Repurchase of options				-89

Equity-based compensation	9.6	11.0	745	730

Shares delivered to Alcon employees as a result of the Alcon spin-off	0.1	0.4	17	30

Taxes on treasury share transactions			1	32

Increase of treasury share repurchase obligation under a share buyback trading plan			-1 040	-1 769

Transaction costs, net of taxes			12

Dividends			-7 368	-6 987

Net income of the year attributable to shareholders of Novartis AG			24 021	8 072

Other comprehensive income attributable to shareholders of Novartis AG			-2 493	3 331

Impact of change in ownership of consolidated entities			-5	6

Other movements [1]			48	18

Balance at end of year	2 234.9	2 256.8	67 655	56 598

[1] Impact of hyperinflationary economies (see “Item 18. Financial Statements—Note 1. Significant accounting policies").
In 2021, Novartis repurchased a total of 30.7 million shares for USD 2.8 billion on the SIX Swiss Exchange second trading line, including 19.6 million shares (USD 1.8 billion) under the up-to USD 2.5 billion share buyback announced in November 2020, 8.6 million shares (USD 0.8 billion) to mitigate dilution related to participation plans of employees and 2.5 million shares (USD 0.2 billion) under the up-to USD 15 billion share buyback announced in December 2021. In addition, 1.5 million shares (USD 0.1 billion) were repurchased from employees. In the same period, 10.3 million shares (for an equity value of USD 0.8 billion) were delivered as a result of options exercised and share deliveries related to participation plans of employees. Consequently, the total number of shares outstanding decreased by 21.9 million versus December 31, 2020. These treasury share transactions resulted in a decrease in equity of USD 2.1 billion and a net cash outflow of USD 3.0 billion.
In 2020, Novartis repurchased a total of 32.6 million shares for USD 2.9 billion on the SIX Swiss Exchange second trading line, including 8.0 million shares (USD 0.7 billion) bought back under the up-to USD 2.5 billion share buyback announced in November 2020, and 24.6 million shares (USD 2.2 billion) to mitigate dilution related to participation plans of employees. In addition, 1.7 million shares (USD 0.2 billion) were repurchased from employees. In the same period, 26.1 million shares (for an equity value of USD 1.5 billion) were delivered as a result of options exercised and share deliveries related to participation plans of employees. Consequently, the total number of shares outstanding decreased by 8.2 million versus December 31, 2019. These treasury share transactions resulted in a decrease in equity of USD 1.6 billion and a net cash outflow of USD 2.1 billion including the benefit from net option proceeds.
Treasury shares
At December 31, 2021, our holding of treasury shares amounted to 199.5 million shares, or approximately 8% of the total number of issued shares. Approximately 102.5 million treasury shares were held in entities that restrict their availability for use.
At December 31, 2020, our holding of treasury shares amounted to 210.2 million shares, or approximately 9% of the total number of issued shares. Approximately 103.0 million treasury shares were held in entities that restrict their availability for use.

Effects of currency fluctuations
We transact our business in many currencies other than the US dollar, our reporting currency.
The following table provides an overview of net sales and operating expenses for our continuing operations based on IFRS values for 2021 and 2020, for currencies most important to the Group:
	2021		2020

Currency	Net sales %	Operating expenses %[1]	Net sales %	Operating expenses %[1]

US dollar (USD)	35	35	36	34

Euro (EUR)	29	26	29	27

Swiss franc (CHF)	2	18	2	18

Chinese yuan (CNY)	6	3	5	3

Japanese yen (JPY)	5	3	6	3

Canadian dollar (CAD)	3	2	3	1

British pound (GBP)	3	2	2	3

Russian ruble (RUB)	2	1	2	1

Brazilian real (BRL)	1	1	2	1

Australian dollar (AUD)	1	1	1	1

Other currencies	13	8	12	8

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
The Group manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. In 2021 and 2020, we entered into various contracts that change in value with movements in foreign exchange rates, to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see “Item 18. Financial Statements—Note 1. Significant accounting policies,” “Item 18. Financial Statements—Note 5. Interest expense and other financial income and expense,” “Item 18. Financial Statements—Note 15. Trade receivables,” “Item 18. Financial Statements—Note 28. Commitments and contingencies” and “Item 18. Financial Statements—Note 29. Financial instruments – additional disclosures.”

The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Group’s consolidated financial statements:
	Average for year			Year-end

USD per unit	2021	2020	Change in %	2021	2020	Change in %

Australian dollar (AUD)	0.752	0.690	9	0.726	0.771	-6

Brazilian real (BRL)	0.186	0.196	-5	0.180	0.193	-7

Canadian dollar (CAD)	0.798	0.746	7	0.785	0.784	0

Swiss franc (CHF)	1.094	1.066	3	1.093	1.135	-4

Chinese yuan (CNY)	0.155	0.145	7	0.157	0.153	3

Euro (EUR)	1.183	1.141	4	1.131	1.229	-8

British pound (GBP)	1.376	1.283	7	1.351	1.365	-1

Japanese yen (JPY (100))	0.912	0.937	-3	0.868	0.970	-11

Russian ruble (RUB (100))	1.357	1.389	-2	1.336	1.337	0

The following table provides a summary of the currency impact on key Group figures due to their conversion into US dollars, the Group’s reporting currency. For additional information on the constant currency calculation (“cc”), see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Constant currencies”.
Currency impact on key figures
	Change in USD % 2021	Change in constant currencies % 2021	Percentage point currency impact 2021	Change in USD % 2020	Change in constant currencies % 2020	Percentage point currency impact 2020

Total Group
Net sales to third parties from continuing operations	6	4	2	3	3	0

Operating income from continuing operations	15	13	2	12	19	-7

Net income	198	195	3	13	20	-7

Basic earnings per share (USD)	202	200	2	14	21	-7

Core operating income from continuing operations	8	6	2	9	13	-4

Core net income	7	5	2	9	12	-3

Core basic earnings per share (USD)	9	7	2	9	13	-4

Innovative Medicines
Net sales to third parties	8	6	2	3	4	-1

Operating income	17	15	2	-1	4	-5

Core operating income	12	10	2	8	11	-3

Sandoz
Net sales to third parties	0	-2	2	-1	0	-1

Operating income	53	48	5	89	106	-17

Core operating income	-12	-14	2	11	15	-4

Corporate
Operating loss from continuing operations	nm	nm	nm	nm	nm	nm

Core operating loss from continuing operations	-23	-20	-3	11	14	-3

nm = not meaningful
For additional information on the effects of currency fluctuations, see “Item 18. Financial Statements—Note 29. Financial instruments – additional disclosures.”

Group liquidity, financial debts and net debt
The following table shows Group liquidity, financial debts and net debt:
(USD millions)	2021	2020

Non-current financial debts	-22 902	-26 259

Current financial debts and derivative financial instruments	-6 295	-9 785

Total financial debts	-29 197	-36 044

Less liquidity

Cash and cash equivalents	12 407	9 658

Marketable securities, commodities, time deposits and derivative financial instruments	15 922	1 905

Total liquidity	28 329	11 563

Net debt at December 31 [1]	-868	-24 481

[1] For further information about the net debt measure, which is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Net debt.”
Financial year 2021
Group net debt at December 31, 2021, decreased to USD 0.9 billion, compared to USD 24.5 billion at December 31, 2020.
Total financial debts amounted to USD 29.2 billion at December 31, 2021, compared to USD 36.0 billion at December 31, 2020. Non-current ﬁnancial debts decreased by USD 3.4 billion mainly due to the reclassification of USD 2.6 billion from non-current to current financial debts, primarily two USD denominated bonds with notional amounts of USD 1.0 billion and USD 1.5 billion maturing in 2022, and favorable currency translation adjustments of USD 0.8 billion.
Current ﬁnancial debts and derivative ﬁnancial instruments decreased by USD 3.5 billion mainly due to the repayment of a USD 1.5 billion bond denominated in euro (notional amount of EUR 1.25 billion) and USD 0.7 billion bond denominated in euro (notional amount of EUR 0.6 billion) at maturity, repayments of current financial debts of USD 3.5 billion and favorable currency translation adjustments of USD 0.3 billion, partly offset by the reclassification from non-current to current financial debts of USD 2.6 billion.
Novartis has two US commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 0.9 billion under these three programs were outstanding as per December 31, 2021 (2020: USD 4.3 billion).
Novartis also has a committed credit facility of USD 6.0 billion, which was renewed in 2019. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. The renewed facility matures in September 2024 and was undrawn as per December 31, 2021, and December 31, 2020.
Total liquidity increased to USD 28.3 billion compared to USD 11.6 billion at December 31, 2020, mainly driven by the cash proceeds received from the divestment of our investment in Roche.
As of year-end 2021, Moody’s Investors Service rated the Company A1 for long-term maturities and P-1 for short-term maturities and S&P Global Ratings rated the company AA- for long-term maturities and A-1+ for short-term maturities.
For the tables showing the maturity schedule of our current financial assets, current and non-current financial debts and net debt at December 31, 2021 and December 31, 2020, see “Item 18. Financial Statements—Note 29. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk.”
For a description of risks and restrictions on the ability of subsidiaries to transfer funds to the Company via cash dividends, loan or advances, please see “—Liquidity/short-term funding” and “Item 18. Financial Statements—Note 29. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments.”
Information regarding the Company’s material commitments for capital expenditures as of the end of 2021 and 2020 and an indication of the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments are provided in “—Material short- and long-term cash requirements.”

Liquidity and financial debt by currency
The following table provides a breakdown of liquidity and financial debt by currency as of December 31:
	Liquidity in % 2021[1]	Liquidity in % 2020[1]	Financial debt in % 2021[2]	Financial debt in % 2020[2]

USD	92	57	57	55

CHF	4	11	12	10

EUR	2	23	27	30

JPY			1	2

Other	2	9	3	3

	100	100	100	100

[1] Liquidity includes cash and cash equivalents and marketable securities, including debt securities, commodities and time deposits.
[2] Financial debt includes non-current and current financial debt.
Bonds
In March 2021, a 4-year EUR bond of EUR 1.25 billion with a coupon of 0.00% was repaid at maturity.
In November 2021, a 7-year EUR bond of EUR 0.6 billion with a coupon of 0.75% was repaid at maturity.
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
Liquidity/short-term funding
The Group’s liquidity amounted to USD 28.3 billion at December 31, 2021, compared to USD 11.6 billion at December 31, 2020. Total non-current and current financial debts, including derivatives, amounted to USD 29.2 billion at December 31, 2021, compared to USD 36.0 billion at December 31, 2020.
The debt/equity ratio decreased to 0.43:1 at December 31, 2021, compared to 0.64:1 at December 31, 2020. The net debt decreased to USD 0.9 billion at December 31, 2021, compared to USD 24.5 billion at December 31, 2020, mainly driven by the USD 20.7 billion cash proceeds received from the divestment of our investment in Roche.
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
We are not aware of any significant demands to change the level of liquidity needed to support our normal business activities. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in previous years, and raised funds through our commercial paper programs.
The maturity schedule of our net debt can be found in “Item 18. Financial Statements—Note 29. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk.”

Material short- and long-term cash requirements
The following table summarizes the Group’s material short- and long-term cash requirements:
	Payments due by period

(USD millions)	Total	Less than 1 year	2–3 years	4–5 years	After 5 years

Non-current financial debt, including current portion	25 523	2 621	4 486	3 977	14 439

Interest on non-current financial debt, including current portion	6 063	527	913	715	3 908

Lease liabilities, non-current and current portion	1 896	275	378	261	982

Interest on lease liabilities, non-current and current portion	1 453	49	78	65	1 261

Commitments for leases not yet commenced	134	2	10	22	100

Unfunded pensions and other post-employment benefit plans	1 614	110	214	207	1 083

Research and development potential milestone commitments	6 743	602	1 560	742	3 839

Contingent consideration liabilities	1 075	119	304	213	439

Property, plant and equipment purchase commitments	204	159	41	1	3

Acquisition of business commitments on transaction entered into but not closed in 2021 [1]	1 500	800	300		400

Total contractual cash obligations	46 205	5 264	8 284	6 203	26 454

[1] Please refer to “Item 18. Financial Statements – Note 2 Significant transactions” for additional information.
The Group intends to fund the research and development; property, plant and equipment; intangible asset purchase commitments with internally generated resources, and the acquisition of business commitment through available cash and short- and long-term borrowings.
For other contingencies, see “Item 8. Financial Information—Item 8.A Consolidated statements and other financial information,” “Item 18. Financial Statements—Note 10. Right-of-use assets and lease liabilities,” “Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities,” and “Item 18. Financial Statements—Note 28. Commitments and contingencies.”

5.C Research and development, patents and licenses

Our research and development spending from continuing operations totaled USD 9.5 billion and USD 9.0 billion (Core research and development USD 9.0 billion and USD 8.5 billion) for the years 2021 and 2020, respectively.
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

5.E Critical accounting estimates

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities and contingent amounts. Our significant accounting policies that are set out in “Item 18. Financial Statements—Note 1. Significant accounting policies” include a description of the estimates, assumptions and judgments applied in the preparation of the consolidated financial statements of the Group.
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
Management believes that the estimation uncertainties described below did not have or are not reasonably likely to have a material impact on the Group’s financial condition but could be material to the results of operations or cash flows in a given period.
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
Innovative pay-for-performance arrangements
We enter into innovative pay-for-performance arrangements (i.e. outcome based arrangements) with certain healthcare providers and governments. Under these agreements, we may be required to make refunds, defer a portion of the sales price until anticipated treatment outcomes meet predefined targets, or to provide additional medicines free of charge if anticipated treatment outcomes do not meet predefined targets.
The impact of potential refunds, deferral of a portion of the sales price, or the delivery of additional medicines at no cost is estimated and recorded as a deduction from revenue at the time the related revenues are recorded. Estimates are based on historical experience and clinical data. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until such history is available.
These provisions for revenue deductions are adjusted periodically based on established processes and actual experience, including the products actual outcomes achieved compared to the anticipated predefined targets.
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
When we sell a product providing a customer the right to return it, we record a provision for estimated sales returns based on our sales return policy and historical return rates. Other factors considered include actual product recalls, expected marketplace changes, the remaining shelf life of the product, and the expected entry of generic products. In 2021, sales returns amounted to approximately 1% of gross product sales. If sufficient experience is not available, sales are only recorded based on evidence of product consumption or when the right of return has expired.
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
Other sales discounts, such as consumer coupons and copay discount cards, are offered in some markets. The estimated amounts of these discounts are recorded at the time of sale or when the coupons are issued, and are estimated utilizing historical experience and the spe-

cific terms for each program. If a discount for a probable future transaction is offered as part of a sales transaction, then an appropriate portion of revenue is deferred to cover this estimated obligation.
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
Gross-to-net sales reconciliation
The table below shows the gross-to-net sales reconciliation for our Innovative Medicines Division:
(USD millions)	2021	In % of gross sales to third parties	2020	In % of gross sales to third parties

Innovative Medicines gross sales subject to deductions	60 336	100.0	56 067	100.0

US-specific healthcare plans and program rebates	-5 125	-8.5	-5 412	-9.7

Non-US-specific healthcare plans and program rebates	-4 399	-7.3	-3 746	-6.7

Non-healthcare plans and program-related rebates, returns and other deductions	-8 817	-14.6	-7 896	-14.0

Total Innovative Medicines gross-to-net sales adjustments [1]	-18 341	-30.4	-17 054	-30.4

Innovative Medicines net sales	41 995	69.6	39 013	69.6

[1] The gross-to-net sales adjustments are charged through revenue deduction provisions or charged directly to the income statement without being recorded in revenue deduction provisions.
Impairment of goodwill, intangible assets and property, plant and equipment
We review long-lived intangible assets, plant and equipment for impairment whenever events or changes in circumstance indicate that the asset’s balance sheet carrying amount may not be recoverable. Goodwill and other currently not amortized intangible assets are reviewed for impairment at least annually.
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
Goodwill and other intangible assets represent a significant part of our consolidated balance sheet, primarily due to acquisitions. Although no significant additional impairments are currently anticipated based on our impairment assessment and review of reasonable possible changes in key assumptions to the respective impairment assessment, future impairment evaluation could lead to material impairment charges in the future.
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
For additional information, see “Item 18. Financial Statements—Note 29. Financial instruments – additional disclosures.”
Retirement and other post-employment benefit plans
We sponsor pension and other post-employment benefit plans in various forms that cover a significant portion of our current and former employees. For post-employment plans with defined benefit obligations, we are required to make significant assumptions and estimates about future events in calculating the expense and the present value of the liability related to these plans. These include assumptions about the interest rates we apply to estimate future defined benefit obligations and net periodic pension expense, as well as rates of future pension increases. In addition, our actuarial consultants provide our management with historical statistical information, such as withdrawal and mortality rates in connection with these estimates.
Assumptions and estimates used by the Group may differ materially from the actual results we experience due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants, among other factors.
Depending on events, such differences could have a material effect on our total equity.
For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see “Item 18. Financial Statements—Note 25. Post-employment benefits for employees.”
Income taxes
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
For more information, see “Item 18. Financial Statements—Note 6. Income taxes” and “Item 18. Financial Statements—Note 12. Deferred tax assets and liabilities.”
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

6.B Compensation

Dear shareholder,
I am pleased to share with you the 2021 Compensation Report of Novartis AG.
I would like to start by thanking Enrico Vanni for his valuable contribution during his tenure as Chair of the Compensation Committee and express my sincerest gratitude for his support and advice since I took over the role.
At Novartis, our compensation system seeks to reward our executives for delivering sustainable growth, successful outcomes on our financial and strategic targets and value creation for our shareholders. We aim to be transparent in how we link executive compensation to performance and have continued to engage with shareholders and proxy advisors in this effort.
2021 changes to Executive Committee compensation system and disclosures
The year completes the first three-year performance cycle of the new Long-Term Performance Plan (LTPP), following the combination of the previous LTPP and the Long-Term Relative Performance Plan (LTRPP), as communicated in our 2018 Compensation Report. The combined plan focuses on four equally weighted performance metrics: net sales compound annual growth rate (CAGR), core operating income CAGR, innovation, and relative total shareholder return (TSR).
In 2021, we reviewed our Compensation Report format with a view to increase its accessibility while maintaining its depth of disclosure. We chose to develop our “—Compensation at a glance” section to incorporate a more graphical illustration of the 2021 CEO pay outcomes and provide a summary of our executive compensation framework for the year ahead. In addition, we offer further visibility into the 2019-2021 LTPP targets, showing the threshold, target and maximum opportunity for each performance metric.
2021 performance highlights
2021 was a year of solid performance, with growth across sales, profits, margins and cash flow. Sales growth drivers were Entresto (USD 3.5 billion), Cosentyx (USD 4.7 billion), and Zolgensma (USD 1.4 billion), along with therapies like Kesimpta, Promacta/Revolade, Kisqali and Jakavi. These growth brands, along with other launch products, represent 52% of Innovative Medicines sales, up from 44% in 2020. While overall sales performance was on target, COVID-19 continued to have an impact on parts of our business, specifically Oncology and Sandoz.
We continued to deliver innovation to patients in 2021 with 21 approvals, including Leqvio (US, EU) and Scemblix (US), and 34 submissions made across our top four markets. However, the year was not without setbacks, as some clinical trials of experimental compounds – including Kymriah for blood cancer, ACZ885 (canakinumab) for lung cancer, and CFZ533 (iscalimab) in kidney transplant patients – did not meet their primary goals.
We progressed our efforts to deliver next-generation medicines while driving our environmental, social and governance (ESG) agenda. Pursuing new health equity initiatives in clinical trial diversity, advancing access to medicines, and using data and digital technologies in underserved regions in Africa, South America and Asia are some examples of our long-term commitment to transforming global health. More details on our ESG efforts can be found in the Novartis in Society Integrated Report 2021.
Performance against the incentive targets, combined with base salary and other benefits, pension, Alcon Keep Whole awards and dividend equivalents, resulted in 2021 total realized compensation for the CEO of CHF 11 224 727. This is a reduction of 11.8% compared to 2020. Overall, while the financial and operational targets were met or surpassed, some of the innovation targets were missed, which led to a reduction in long-term growth potential. This is reflected in a TSR performance below the peer group median. The reduced contribution of innovation and relative TSR to the 2019-2021 LTPP cycle were the main drivers of the lower total realized compensation in 2021 versus 2020. (For more information, please see “—LTPP performance outcomes”)
2022 Board compensation and Annual General Meeting (AGM)
The Board is planning to split the Vice Chairman and Lead Independent Director (LID) roles, and to appoint separate board members to these roles as from the 2022 AGM. The Board has approved the introduction of an LID fee. More information can be found in “—2022 Board compensation” and “—Vice Chairman and Lead Independent Director” in Item 6.C of this Annual Report.
In line with our Articles of Incorporation, we put to a vote the maximum aggregate amount of compensation for the Board of Directors from the 2022 AGM to the 2023 AGM, and the maximum aggregate amount of compensation for the Executive Committee for the financial year 2023. We also request your advisory vote on this Compensation Report.
We deeply value our ongoing dialogue with you and other stakeholders. As always, we welcome your feedback, which is extremely valuable in driving improvements in our compensation system and practices.
Finally, I would like to acknowledge and thank my fellow committee members for their diligence and service during the year.
Simon Moroney, D.Phil.
Chair of the Compensation Committee

Compensation at a glance

2021 outcomes
CEO pay for performance
2021 Annual Incentive% of target200%150%100%50%0%MaximumTargetPayout: 100% of targetLong-Term Performance Plan (20192021 performance)% of target200%150%100%50%0%MaximumTargetPayout: 107% of targetNet sales CAGR (119% of target)Core operating income CAGR (200% of target)Innovation (109% of target)Relative TSR (0% of target)
CEO total realized compensation
The 2021 total realized compensation for Vasant Narasimhan was CHF 11 224 727. It includes payouts of the Annual Incentive and LTPP based on actual performance assessed for the cycles concluding in 2021. More information on the overall assessment of the CEO by the Board of Directors can be found in “—2021 CEO balanced scorecard.”
Board compensation
Total actual compensation earned by Board members in the 2021 financial year is shown in the table below.
CHF 000s	2021 total compensation[1,2]

Chairman of the Board	3 805

Other members of the Board	4 764

Total	8 569

[1] Includes an amount of CHF 25 580 for mandatory employer contributions for all Board members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 435 204 and provides a right to the maximum future insured government pension benefit for the Board member.

[2] No additonal compensation was paid for the Lead Independent Director role.

2022 compensation systems
An overview of the 2022 compensation systems for the Executive Committee and the Board of Directors is given below.
Executive Committee compensation system
There are no changes planned to the Executive Committee compensation system for 2022.
2022 fixed pay and benefitsAnnual base salaryPension and other benefitsPerformance-related variable pay2022 Annual IncentiveLong-Term Incentive awards cycle 2022-2024LTPP1PurposeReflects responsibilities, experience and skill setsProvide retirement and risk insurances (tailored to local market practices/regulations)Rewards performance against short-term financial and strategic objectives, and Values and BehaviorsRewards long-term shareholder value creation and innovation in line with our strategyForm of paymentCashCountry/individual-specific and aligned with other employees50% cash50% equity2 deferredfor three years3Equity, vesting following a three-year performance periodPerformance measures––Balanced scorecard comprising:•Financial measures (60%)•Strategic objectives4 (40%)•Net sales CAGR (25%)•Core operating income CAGR (25%)•Innovation (25%)•Relative TSR (25%)1LTPP = Long-Term Performance Plan 2Executive Committee members may elect to receive more of their Annual Incentive in equity instead of cash.3The Annual Incentive deferred in equity is granted under the Deferred Share Bonus Plan (DSBP).4 Strategic objectives are aligned with the five strategic pillars: innovation, operational excellence, data and digital, people and culture, and building trust with society.
Board compensation system
The compensation system applicable to the Board of Directors for the 2022-2023 AGM shown below includes the compensation introduced for the Lead Independent Director role (for more information, see “—2022 Board compensation”). All fees to the Board members are delivered at least 50% in shares and the remainder in cash.

CHF 000s	AGM 2022-2023 annual fee

Chairman of the Board	3 800

Board membership	280

Vice Chairman	50

Lead Independent Director	20

Chair of the Audit and Compliance Committee	130

Chair of the Compensation Committee	90

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	70

Membership of the Audit and Compliance Committee	70

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	40

Executive Committee compensation philosophy and principles

Novartis compensation philosophy
Our compensation philosophy aims to ensure that we attract and retain outstanding Executive Committee members and reward them according to their success in implementing the Company strategy, and their contribution to Company performance and long-term value creation. The main elements of our compensation philosophy are set out in the table below.
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
Our strategy is to build a focused medicines company powered by technology leadership in research and development, world-class commercialization, global access and data science. We foster a company culture that is inspired, curious and unbossed. We believe these elements drive continued innovation and will support the creation of value over the long term for our Company, employees, society and shareholders.
To continue to align the compensation system with this strategy and to ensure that Novartis is a high-performing organization, the Company operates both a short-term Annual Incentive plan and a Long-Term Incentive (LTI) plan with a balanced set of measures and targets. The Board of Directors determines specific, measurable and time-bound performance measures for the Annual Incentive and LTI plans. The Compensation Committee reviewed the existing compensation system and determined that it continues to support our strategy.
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
The Compensation Committee believes in a rigorous approach to peer group construction and maintenance. The Compensation Committee also believes that using a consistent set of peers that is similar in size and scope enables shareholders to evaluate the compensation year on year and make pay-for-performance comparisons. In 2021, the Compensation Committee decided to maintain the same primary peer group of 14 global healthcare companies, as presented in the table below.
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
For consideration of European and local practices, the Compensation Committee also reviewed in 2021 a cross-industry peer group of Europe-headquartered multinational companies, selected based on comparability to Novartis in terms of industry, size, global scope of operations, and economic influence. Based on this review, the selected European peers were Anheuser-Busch InBev, AstraZeneca, Bayer, BMW, GlaxoSmithKline, L’Oréal, Merck KgaA, Nestlé, Novo Nordisk, Reckitt Benckiser (new), Roche, Siemens (new), Sanofi and Unilever.

Executive Committee appointments compensation policy
Element of compensationPolicyLevelThe overall package should be market-competitive to enable the recruitment of global executive talent with deep expertise and competencies.Annual base salaryThe Compensation Committee may appoint individuals who are new to a role on an annual base salary that is below the market level, with a view to increase this toward market level over a period of three to four years as an individual develops in the role.This prudent approach ensures pay levels are merit-based, with increases dependent on strong performance and proven ability in the role over a sustained period.IncentivesThe compensation package will normally include the key compensation elements and incentive opportunities in line with those offered to current Executive Committee members.In exceptional circumstances, higher Long-Term Incentive opportunities than those offered to current Executive Committee members may be provided at the Compensation Committee’s discretion.Performance measures may include business-specific measures tailored to the specific role.Pension and other benefitsNewly appointed Executive Committee members are eligible for the local country pension plan and other benefits in line with the wider employee group.BuyoutsThe Compensation Committee seeks to balance the need to offer competitive compensation opportunities to acquire the talent required by the business with the principle of maintaining a strong focus on pay for performance.As such, when an individual forfeits variable compensation as a result of an appointment at Novartis, the Compensation Committee may offer replacement awards in such form as the Compensation Committee considers appropriate, taking into account relevant factors.Relevant factors include the replacement vehicle (i.e., cash, restricted share units, restricted shares or performance share units), whether the award is contingent on meeting performance conditions or not, the expected value of the forfeited award, the timing of forfeiture (i.e., Novartis mirrors the blocking or vesting period of the forfeited award) and the leaver conditions, in case the recruited individual leaves Novartis prior to the end of the blocking or vesting period.The Compensation Committee will seek to pay no more than is required to match the commercial value or fair value of payments and awards forfeited by the individual.International mobility If individuals are required to relocate or be assigned away from their home location to take up their position, relocation support may be provided in line with our global mobility policies (i.e., relocation support, tax equalization). This includes ongoing US state income tax liabilities on behalf of US citizens locally employed outside the US who have US workdays and therefore, US state taxable compensation which generates a US state tax liability.

Treatment of variable compensation for Executive Committee leavers
Element of compensationPolicyAnnual Incentive cash elementRetirement, termination by the Company (for reasons other than performance or conduct), change of control, disability, death, i.e., “good leavers”Pro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Voluntary resignation or termination by the Company for misconduct or poor performanceAnnual Incentive is fully forfeited.Annual Incentive mandatory deferral into restricted shares/ RSUsRetirement, termination by the Company for reasons other than performance or conduct, and change of controlAwards are released on the original blocking end date. There is no accelerated vesting. All awards are subject to forfeiture in case a leaver joins a competitor company as defined in the applicable plan rules, before the end of the three-year blocking date, starting from the date of grant.Death or long-term disabilityAccelerated vesting is applied.Voluntary resignation or termination by the Company for misconduct or poor performanceUnvested restricted shares and restricted share units (RSUs) are forfeited.Annual Incentive voluntary restricted shares/RSUs/ADRs (ADRs applicable for US employees only)Awards are not subject to forfeiture during the deferral period. Long-Term Incentive (LTPP)Retirement, termination by the Company for reasons other than performance or conduct, and change of control Awards vest on the regular vesting date, subject to performance, on a pro-rata basis for time spent with the Company during the performance cycle. There is no accelerated vesting. All awards are subject to forfeiture in case a leaver joins a competitor company as defined in the applicable plan rules, until the vesting date.Death or long-term disabilityAccelerated vesting at target is applied.Voluntary resignation or termination by the Company for misconduct or poor performanceAll of the award is forfeited.
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

Executive Committee performance management process
To foster a high-performance culture, the Company applies a performance management process based on quantitative and qualitative criteria. The CEO and the other Executive Committee members are subject to a formal three-step process: objective setting, performance evaluation and compensation determination. This process is explained in the chart below.
Performance targets are generally set before the start of the relevant performance cycle. There is a rigorous framework in place for establishing targets to ensure they are suitably robust and challenging, and align with the strategic priorities of the Group.
The key factors taken into account when setting targets include:
• Internal and external market expectations
• Novartis strategic priorities
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

2021 Executive Committee compensation

Annual base salaryOverview•The annual base salary is reviewed each year, taking into account the individual’s role, performance and experience; business performance and the external environment; increases across the Group; and market movements.2021 annual base salariesThe 2021 annual base salaries were as follows:•CEO (effective March 1, 2021): CHF 1 771 500. •OTHER EXECUTIVE COMMITTEE MEMBERS (effective March 1, 2021): All other members of the Executive Committee were awarded increases in line with the average of all Novartis employees, with the exception of five individuals as disclosed in Item 6.B of the 2020 Annual Report.Pension and other benefitsOverview•Pension and other benefits do not constitute a significant proportion of total compensation and are provided to the Executive Committee on the same terms as all other employees based on local country practices and regulations. •The CEO and all other Swiss-based members of the Executive Committee are members of the Novartis Swiss pension funds, which provide Company contributions on the base salary and Annual Incentive up to the legal cap on the insured salary of CHF 860 400. No supplementary pension plans or savings plans are provided. The CEO’s employer pension contributions represent 9.99% of his base salary.•Globally the Company operates both defined benefit and defined contribution pension plans (see also Note 25 to the Group’s consolidated financial statements). •Novartis may provide other benefits according to local market practice. These include Company car provision, tax and financial planning, and insurance benefits.•Executive Committee members who are required to relocate internationally may also receive additional benefits (including tax equalization), in line with the Company’s global mobility policies.

2021 Annual Incentive
PLAN OVERVIEWTarget Annual Incentive On-target opportunities•CEO: 150% of annual base salary•Other Executive Committee members: 80% to 120% of annual base salaryPerformance measures•An Annual Incentive balanced scorecard containing:•Financial performance measures related to Group, division or business unit, where relevant (60% weighting)•Five key strategic objectives in the areas of innovation, operational excellence, data and digital, people and culture, and building trust with society (40% weighting)•The 2021 balanced scorecard targets and achievements of the CEO are detailed on the next page.•The 2021 balanced scorecards for other Executive Committee members include Group financial targets as well as financial or other quantitative targets that relate to their division or business unit, if applicable.•Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standards.Target setting•Financial targets are set at the beginning of each financial year and align with the strategic plan proposed by management to the Board of Directors for approval.•The strategic objectives are aligned with the most important priorities in any performance year.Payout ranges•The payout schedule for the Annual Incentive incorporates performance against financial and strategic objectives. The payout range is 0% to 200% of on-target opportunity based on performance, as shown below:PERFORMANCEPAYOUT (% of on-target)Outstanding170% – 200%Exceeds expectations130% – 160%Meets expectations80% – 120%Partially meets expectations40% – 70%Below expectations0%Payout formulaPayout vehicle•At the end of the performance period, 50% is paid in cash, and the remaining 50% is delivered in Novartis restricted shares or RSUs, deferred for three years (see “—Executive Committee compensation system”).•Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US-deferred compensation plan.Dividend rights, voting rights and settlement•Novartis restricted shares carry voting rights and dividends during the vesting period. RSUs are of equivalent value but do not carry voting rights and dividends during the vesting period.•Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. Annual base salaryxTarget incentive (% of base salary)=Target Annual IncentiveAnnual base salaryxTarget incentive (% of base salary)xPayout factor (% of target: 0%–200%)=Realized Annual Incentive

2021 CEO BALANCED SCORECARD This section presents the balanced scorecard for the CEO. Balanced scorecard performance is measured in constant currencies (cc) to reflect operational performance that can be influenced. The Board of Directors uses a stringent process to set ambitious financial targets to incentivize superior performance. In addition to the financial targets, the CEO also has ambitious strategic objectives across five key pillars, two of which are related to ESG matters. Achievement versusCEO achievements 2021TargettargetFinancial measures 60% of total Annual Incentive, comprising: Group net sales (cc) (30%) 50010 millionMetGroup operating income (cc) (30%)| 10805 million|AboveGroup free cash flow as a % of sales (cc) (20%)| 24.9%|AboveShare of peers for Novartis Group (USD) (20%) 8.1%BelowOverall assessment of Group financial targets in constant currencies MetStrategic objectives 40% of total Annual Incentive, comprising:Innovation (20%)|BelowNovartis continued to deliver a range of innovations to patients in 2021. Major approvals included Leqvio (US, EU), Scemblix(US), and Kesimpta (EU). Amongst our critical clinical trials, Cosentyx met primary efficacy endpoint in two hidradenitis suppurativa Phase III studies, and the US Food and Drug Administration (FDA) granted Breakthrough Therapy designation to LU-PSMA based on Phase III studies that demonstrated significant positive results in the treatment of metastatic castration-resistant prostate cancer.Thirty-four submissions were made across our top four markets: the US, the EU, China and Japan. We advanced our diverse pipeline of investigational therapies, with 20 clinical data readouts and seven transitions into our Global Drug Development (GDD) organization. In our early-stage development activities, we secured 12 proofs of concept (POCs)/ proofs of mechanism (POMs). We continued to invest in technology platforms with the initiation of Phase III trials for Zolgensma for older children and advancing two rapid CAR-Ts into pivotal trials following positive POC results. We also continued to expand our portfolio of radio-ligand therapies and siRNA therapeutics.The year was however not without setbacks, as several clinical trials of experimental compounds did not meet their primary goals, including Kymriah for second line diffuse large B-cell lymphoma (DLBCL), canakinumab for lung cancer, iscalimab in kidney transplant patients, and the program on ECF843 for treatment of dry eye.The biosimilars pipeline was expanded with one late-stage alliance program and early-stage internal programs, strengthening our 15-plus molecule pipeline.The pipeline was further advanced through partnerships with BeiGene, Alnylam, Molecular Partners and UCB; bolt-on acquisitions such as Gyroscope Therapeutics and Arctos Medical; and the out-licensing of products outside of our core areas. Operational excellence (20%)| AboveFinancial performance in 2021 improved from last year on core operating income and core margin, to USD 16.0 billion and 32.0% in constant currencies respectively. Net income exceeded target. The gain from the divestment of the investment in Roche Holding AG was not considered in any of the performance assessments. The financial performance was largely driven by growth brands Cosentyx and Entresto, which together generated USD 8.3 billion in sales as well as other growth drivers like Zolgensma, Promacta/Revolade, Kisqali, and Kesimpta. However, the effects of the pandemic were still apparent in Oncology and Sandoz as we continued to see delays in cancer care and a weak flu season dampened generics sales.Key launches were successfully executed in 2021 with Entresto (US; to treat heart failure with preserved ejection fraction) and Kesimpta (EU, Japan) achieving their sales goals.We continue to optimize our network of manufacturing sites and testing labs worldwide, adjusting our production capacity to match our changing product mix. Overall, our year-end footprint was consolidated to 53 sites, with a number of other site exits planned. Data and digital (20%)|MetUsing data science and digital technology, we opened new paths to treat disease, engage with customers, support patients and streamline our operations. Our industry-leading data42 platform continued to expand, integrating additional external data sets and making data from more than 2 700 clinical trials, as well as data from real-world settings, available to data scientists and researchers across Novartis.In partnership with Microsoft, we rolled out a new artificial intelligence platform that connects data sets and leverages information from past formulations which was used by our development team for formulation development and early manufacturing of investigational medicines. Usage of AI Nurse, our cardiovascular disease app developed in collaboration with Tencent, grew to more than 300 000 patients and more than 5 000 healthcare professionals across 1 000 hospitals in China using it. SpotOn, a platform in our manufacturing operations, was expanded to five sites providing multiple digital solutions to help maximize economy of scale, reduce throughput times, and optimize inventories.

2021 CEO BALANCED SCORECARD − CONTINUEDPeople and culture (20%)|MetWe made progress on our Equal Pay International Coalition (EPIC) pledge to achieve gender balance in management by 2023 and ensure pay equity and transparency for all our employees globally. The percentage of women in management increased to 46% in 2021 (from 45% in 2020). In addition to our prior year progress, we achieved pay transparency in a further 10 countries in 2021, including Switzerland and the US bringing the total to 16 countries where employees can compare their pay to external benchmarks. Additionally, we eliminated historical salary data from 80% of global hiring to reduce the risk of bias when making job offers. Based on the data available at the time of disclosure, Novartis has a global mean pay gap of +3.3%, compared with 3.6% in the prior year. While we acknowledge this percentage is influenced by worldwide workforce demographics, this is significantly ahead of the Bloomberg benchmarks of +21% mean for the same period. We continued our progress on building a curious and learning culture, and achieved an employee engagement score of 78, which is five points higher than the industry benchmark. In 2021 we had an additional 5 000 managers taking part in the ‘Unbossed Leadership Experience’, a development program for leaders. Building trust with society (including access to healthcare, reputation and other ESG topics) (20%) | MetETHICAL STANDARDS In 2021, we completed the integration of human rights into the risk areas (labor rights, health and safety, data privacy, and anti-bribery and corruption) of our Third-Party Risk Management (TPRM) process. All our new suppliers have been assessed against all of these TPRM risks. Novartis participated in a collective action initiated by Norges Bank Investment Management (NBIM) to jointly develop a reporting standard on anti-corruption. We published our first anti-bribery report for 2021 based on the guidance issued by NBIM and aligned with principles such as the United Nations (UN) Global Compact and the OECD Guidelines for Multinational Enterprises. PRICING AND ACCESS We made progress on health equity with 100% of US Phase III studies evaluating diversity and inclusion principles in feasibility planning since mid-2021.A global access strategy is defined for 100% of our new Innovative Medicines launches. In 2021, we launched a total of 31 new emerging market brands (EMBs) across this portfolio and reduced the time lag between launches in Europe and low- and middle-income countries (LMICs). For example, Kesimpta was launched in Brazil within 4 months of first launch in Europe; Tabrecta EMB was launched in India 6 months ahead of planned first launch in Europe, and Adakveo EMB was launched simultaneously in India and Germany.In 2021 we reached more than 56 million patients through our access approaches including flagship programs, emerging market brands, support programs and donations.The Access to Medicine Foundation recognized our efforts in this area, ranking us second in the 2021 Access to Medicine Index.GLOBAL HEALTH Our flagship programs reached more than 32 million patients in LMICs. We continued to make important contributions to improving global health by focusing on the control or elimination of four priority diseases (sickle cell disease, Chagas disease, malaria, and leprosy). We achieved several of our Global Health pipeline milestones in 2021; for example, positive results were reported for the Phase IIb study of KAF156, a Novartis compound for malaria, and its partner medicine, lumefantrine, in adults and children with malaria. We also expanded our sickle cell disease (SCD) program rollout in India, which has the world’s highest burden of SCD outside of Africa, and in Ghana and Uganda.RESPONSIBLE CITIZENSHIP In 2021, we committed to a 2040 goal to become net zero across our value chain, leveraging our efforts to be carbon neutral across our value chain by 2030. In this pursuit, we exceeded our targets with a 34% reduction in Scope 1 and 2 emissions, and 40% and 56% reduction in our water consumption andwaste respectively, versus the 2016 baseline. Overall assessment of strategic objectives Met Overall assessment of CEO balanced scorecard MetANNUAL INCENTIVE PAYOUTPayoutThe 2021 CEO performance showed solid financial results, including sales and profit growth at or above target and most strategic objectives were achieved or exceeded. Productivity improvements in Technical Operations were a particular highlight. However, several clinical trial failures resulted in a disappointing share price development. On balance, based on the overall assessment, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to CHF 2 657 267, which is 100% of target, within the range of 0200%.

Long-Term Performance Plan, 2019-2021 cycle
As communicated in the 2018 Compensation Report, for awards granted effective 2019, the existing LTPP and LTRPP were combined into a single Long-Term Performance Plan. The aim was to introduce a simplified LTI program that compensates executives more directly on performance linked to the Group’s strategic imperatives of accelerating growth and margin expansion to drive long-term value.
The previous financial performance measure was replaced by net sales CAGR and core operating income CAGR in the simplified LTPP. The long-term innovation and relative TSR performance measures were retained, and an equal weighting applies to each of the aforementioned measures. Each of the four measures has a maximum payout of 200% of target.
OVERVIEW OF LONG-TERM PERFORMANCE PLANAward vehiclePerformance share units (PSUs) are granted at the beginning of the three-year performance cycle and vest at the end of the cycle to the extent that performance conditions have been met. At the time of vesting, they are converted into Novartis shares.PSUs carry dividend equivalents that are paid in shares at the end of the cycle.Grant formula At the start of the performance cycle, PSUs are granted under the Long-Term Incentive plan, as follows:Target opportunity •CEO: 325% of annual base salary•Other Executive Committee members: between 180% and 260% of annual base salaryPerformance measures•Net sales CAGR•Core operating income CAGR•Innovation metrics•Relative TSRTarget settingFinancial targets: Targets for net sales CAGR and core operating income CAGR are set based on the strategic plan of the Company. Innovation: Global Drug Development (GDD) targets are based on targeted filings communicated at the start of each performance cycle. The Science & Technology Committee determines the most important Novartis Institutes for BioMedical Research (NIBR) milestones. Payout rangeFinancial targets: When assessing performance, achievements for threshold, target and maximum payout are defined for each metric and a payout curve is applied to determine the corresponding payout between 0-200% against target.Innovation: At the end of the cycle, the Compensation Committee determines the payout factor in the range of 0–150% based on the performance assessment made by the Science & Technology Committee. A payout between 150-200% of target is only delivered for truly exceptional performance.Relative TSR: Performance on TSR is assessed relative to a global healthcare peer group, as outlined below. As disclosed in the 2018 Compensation Report, the share value for the 2019-2021 cycle is determined by using the one-day pricing approach for the start of the performance cycle and the three-month averaging method at the end of the cycle. (From cycles 2020-2022 onwards, a three-month averaging method will be used for both the start and the end of the cycle.) Companies are then ranked in order of highest to lowest TSR in USD. The Compensation Committee may use its discretion on each metric, including deciding on the payout within the ranges where appropriate. In doing so, it takes into consideration factors such as the underlying assumptions of the targets set at the beginning of the cycle, overall economic conditions, currency fluctuations and other unforeseeable situations.Payout formulaStep 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsGlobal healthcare peer groupAbbvieBiogenGlaxoSmithKlineNovo NordiskRocheAmgen Bristol-Myers SquibbGilead SciencesMerck & Co.SanofiAstraZenecaEli Lilly & Co Johnson & JohnsonPfizerNovartis position Payout rangein the peer group(% of target)Position 1 – 2Position 3 – 5Position 6 – 8Position 9 – 15170% – 200% 130% – 160%80% – 120%0%Target number of PSUsxPerformance factor+Dividend equivalents=Realized PSUs

LTPP performance outcomes
The charts below illustrate the performance of the 2019-2021 LTPP against target.
Net sales CAGR (25% weighting)Vesting range 0200% of target6%4%2%0%Maximum (200%): 7.3% (CAGR)Actual: 5.2% (CAGR)Target: 4.3% (CAGR)Net sales growth payout119% of targetThreshold (0%): 2.3% (CAGR)Novartis achieved a net sales CAGR of 5.2% (in constant currencies - cc) against the 4.3% target set at the beginning of the performance cycle. The strong performance was mainly driven by Entresto, Gilenya, Cosentyx and Zolgensma, and partly offset by pricing pressures in our retail generics business. Following the application of the payout curve, the net sales CAGR (cc) achievement generates a payout factor of 119% for this part of the LTPP.Core operating income (COI) CAGR(25% weighting)Vesting range 0200% of target12%8%4%0%Maximum (200%): 13.0% (CAGR),Actual: 13.2% (CAGR)Target: 7.0% (CAGR)COI growth payout200% of targetThreshold (0%): 3.0% (CAGR)Note: Actual performance was adjusted for mergers and acquisitions as well as business development and licensing projects not included in the target.Novartis achieved a COI CAGR of 13.2% (cc) against the 7.0% target set at the beginning of the performance cycle. This was mainly driven by •Higher Innovative Medicines sales over the three-year cycle (predominantly in 2019) •Continued transformation of our manufacturing network, and productivity improvements in marketing and sales as well as research and development Following the application of the payout curve, and plan rules on limiting payout to the maximum of the range, the COI CAGR (cc) achievement generates the maximum payout factor of 200% for this part of the LTPP.Relative Total Shareholder Return (TSR) (25% weighting)Novartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Actual ranking 12th = 0% of targetTSR for the 2019-2021 cycle was 22.2%. As a result, Novartis ranked No. 12 out of 15 healthcare companies (including Novartis). Considering that the relative TSR rank is below median, there was a zero payout for this metric.Innovation (25% weighting)The following developments were considered in our 2019-2021 LTPP innovation performance:•US and EU approvals for Leqvio to treat hyperlipidemia •US and EU approvals for Kesimpta to treat multiple sclerosis and for Adakveo to treat sickle cell disease•US approval for Scemblix to treat chronic myeloid leukemia, and US and EU submission of 177Lu-PSMA-617 to treat prostate cancer•The first FDA filing acceptance for VDT482 (tislelizumab), to treat esophageal cancer•The Phase III BELINDA study on Kymriah and the Phase III CANOPY-2 study evaluating ACZ885 (canakinumab), which did not meet their primary endpoints and were terminated•In NIBR, two novel cell therapies and two novel renal medicines were brought to clinical phase, and three transcription factor targeting projects identified as development candidatesBased on input from the Science & Technology Committee, the Board of Directors approved an innovation performance factor of 109% of target.2019-2021 LTPP PayoutOverall, the Board of Directors approved a 2019-2021 LTPP payout at 107% of target, within the range of 0200%. No adjustments, pandemic-related or otherwise, were made in the evaluation of performance. This resulted in an LTPP payout of CHF 6356128 for the CEO, including Alcon Keep Whole awards of CHF 612696 and dividend equivalents of CHF 581198.Net sales CAGR119% x 25%+COI CAGR200% x 25%+Innovation109% x 25%+Relative TSR0% x 25%Final vesting107% of target

Compensation for joining and departing Executive Committee members in 2021
2021 Executive Committee member appointments
In 2021, two new appointments were made to the Executive Committee.
Karen L. Hale, Chief Legal Officer, was appointed a member of the Executive Committee on May 15, 2021. A buyout award in cash of CHF 111 975 was granted to replace compensation forfeited from her former employer as a result of her appointment at Novartis, in line with our policy (see “—Executive Committee appointments compensation policy”).
Robert Kowalski was promoted internally as Chief People & Organization (P&O) Officer on September 1, 2021.
2021 Executive Committee member departures
In determining the compensation arrangements for departing Executive Committee members, the Compensation Committee ensures that contractual entitlements are respected, and all payments are in line with our plan rules and the Swiss Ordinance against Excessive Compensation in Listed Companies.
All Executive Committee members have a 12-month notice period during which they are entitled to their contractual base salary, pension, Annual Incentive and other benefits. No new LTPP grants are made during the notice period.
The plan rules require that any equity vesting will occur on the normal vesting date (i.e., there is no accelerated vesting, with the exception of termination due to death or long-term disability, and malus and clawback as well as non-compete restrictions will continue to apply). No severance or non-compete payments are made to departing Executive Committee members. Further details on the policy treatment of variable compensation for departing Executive Committee members can be found in “—Treatment of variable compensation for Executive Committee leavers.”
Former Chief Legal Officer of Novartis, Shannon Klinger, resigned from the Executive Committee as of March 15, 2021. The Board of Directors agreed to shorten her 12-month notice period and decided on a cool-off period until May 31, 2021, during which she had no access to any confidential information concerning the Company. Strictly in line with the Novartis incentive plan rules, her Annual Incentive for the 2021 performance year; unvested LTPP for cycles 2019-2021, 2020-2022 and 2021-2023; and unvested DSBP awarded in 2019, 2020 and 2021 were all forfeited in full.
Former Chief Digital Officer of Novartis, Bertrand Bodson, left the Executive Committee on February 1, 2021, and former Chief People & Organization Officer of Novartis, Steven Baert, left the Executive Committee on June 30, 2021. Both departed under good leaver conditions.
Subsequently, the Board of Directors agreed to shorten the 12-month notice period for both Mr. Bodson and Mr. Baert to allow them to take on new positions on December 1, 2021, and October 1, 2021, respectively, with companies that are not in the Novartis comparator peer group as defined in the applicable variable pay plan rules. Outstanding LTI grants will vest at the end of the relevant performance cycles on a pro-rata basis, per their contractual agreements and in line with the said plan rules.

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
As communicated in the previous Compensation Reports, all Novartis shareholders received a dividend in kind in Alcon shares at the spin-off date, which created immediate and significant value to shareholders. Unvested performance share units (PSUs), such as the LTPP, were not entitled to such dividend in kind. To ensure equal treatment relative to shareholders, PSU holders were instead awarded Alcon Keep Whole awards of similar value to the dividend in kind. These are only realized at the same time as the underlying PSUs and are subject to the same performance conditions. The vesting of these Alcon Keep Whole awards will be disclosed in the realized compensation of the CEO and Executive Committee members.
2021 realized compensation for the CEO and other Executive Committee members
The table below reports fixed and other compensation for the year, including the Annual Incentive for the 2021 performance year, the realized LTI for the 2019-2021 performance cycle, and any buyouts vesting in 2021. The portion of the Annual Incentive paid in shares for the year 2021 is disclosed using the underlying value of Novartis shares at the date of grant, while the realized values of any other equity awards (including dividend equivalents) are calculated using the share price on the date of vesting.
To determine the appropriateness of the 2021 CEO and executive compensation payouts under the Annual Incentive and LTI plans, the Board of Directors and the Compensation Committee reviewed management’s performance and contribution, taking the following into consideration:
• Operational and financial performance against targets
• Progress toward strengthening our global product portfolio
• Accomplishments across all strategic pillars, with careful attention to ESG targets
The incentive performance outcomes, combined with base salary and other benefits, pension, Alcon Keep Whole awards and dividend equivalents, resulted in 2021 total realized compensation for the CEO of CHF 11 224 727.
2021 realized compensation for the CEO and other Executive Committee members

		2021 annual base salary	2021 pension benefits[1]	2021 Annual Incentive		Long-Term Incentives LTPP 2019-2021 cycle	Other 2021 compensation

	Currency	Cash (amount)	Amount	Cash	Equity[2]	Equity (value at vesting date)[3]	Amount[4,5]	Total realized compensation (incl. share price movement)[6]

Executive Committee members
Vasant Narasimhan (CEO)	CHF	1 769 200	176 731	1 328 625	1 328 642	6 356 128	265 401	11 224 727

Aggregate realized compensation of the other 14 Executive Committee members, including the members who stepped down during the financial year 2021 [7,8]	CHF	8 983 841	2 065 561	4 174 006	5 400 015	18 770 029	6 021 712	45 415 164

Total	CHF	10 753 041	2 242 292	5 502 631	6 728 657	25 126 157	6 287 113	56 639 891

See 2020 realized compensation for the CEO and other Executive Committee members for 2020 comparative figures.
[1] Includes mandatory employer contributions of CHF 5 498 for the CEO and CHF 53 693 for the other Executive Committee members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 4 966 397 paid in 2021 for all Executive Committee members, and provides a right to the maximum future insured government pension benefit.

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 26, 2022) of CHF 78.16 per Novartis share and USD 84.24 per ADR.

[3] The amounts represent the underlying share value of the 296 741 LTPP PSUs vesting on January 22, 2022, to the CEO and other Executive Committee members for the 2019-2021 performance cycle, inclusive of earned Alcon Keep Whole awards and dividend equivalents for the three-year cycle (for details, see ''—LTPP performance outcomes''). The taxable value is determined using the closing share price on the day the Novartis Board of Directors approved the final LTPP performance factor (i.e., January 26, 2022) of CHF 78.16 per Novartis share and USD 84.24 per ADR. Marie-France Tschudin and Robert Kowalski were promoted to the Executive Committee during the course of the 2019-2021 performance period, and as such, the information disclosed reflects their pro-rata LTPP 2019-2021 payout attributable to the period in which they were members of the Executive Committee. Richard Saynor and Karen Hale joined Novartis after the 2019 LTI awards were made and hence did not receive an LTPP award for the 2019-2021 performance period.

[4] Includes any other perquisites, benefits in kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). The 2021 tax payments were CHF 127 009 for Mr. Saynor, as well as CHF 822 808 for Susanne Schaffert, and CHF 156 788 for Vas Narasimhan.

[5] Includes 6 128 vested RSUs and 3 546 PSUs (for a total value of CHF 782 649), which vested partially on March 13, 2021, and partially on July 28, 2021, to John Tsai in lieu of the LTI that he forfeited when leaving his previous employer. Also includes 2 584 vested RSUs and 2 043 vested PSUs (for a total value of CHF 379 414), which vested on February 14, 2021, to Mr. Saynor in lieu of the LTI that he forfeited when leaving his previous employer, and 4 313 vested PSUs (CHF 370 961) on January 18, 2021, to Klaus Moosmayer in lieu of the LTI he forfeited when leaving his previous employer.

[6] All amounts are before deduction of the social security contribution and income tax due from the Executive Committee member.
[7] Includes the first six weeks of Karen Hale's compensation, before her appointment to the Executive Committee, under other compensation. Comprises the compensation of Bertrand Bodson, former Chief Data Officer and Steven Baert, former Chief People & Organization Officer, including the vesting of their Long-Term Incentives for 2019-2021 performance cycle, as per the plan rules. The compensation and benefits elements related to the period after the step-down dates are reported under the other compensation column. Unvested shares for Shannon Klinger were forfeited upon her departure from the Company. See “—2021 Executive Committee member departures" for details.

[8] Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.9139, which is the same average exchange rate used in the Group's 2021 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

The table and information below provide additional details on awards granted as part of the 2019-2021 LTPP performance cycle, including the number of shares awarded and delivered, following the application of the payout factor and the addition of dividend equivalent shares.
2019-2021 LTPP performance cycle
	PSUs at grant			Shares delivered at vesting

	PSUs (target number)	PSUs (target value at grant date) (CHF)[2]	Payout factor for ECN LTPP (% of target)	Performance shares delivered at vesting (number)	Performance shares delivered at vesting (value at vesting date) (CHF)[3]	Dividend equivalent shares delivered at vesting (number)[4]	Dividend equivalent shares delivered at vesting (value at vesting date) (CHF)	Total shares delivered at vesting (value at vesting date) (CHF)

Executive Committee members [1]

Vasant Narasimhan	69 052	6 086 243	107%	73 886	5 774 930	7 436	581 198	6 356 128

Other 14 Executive Committee members, including the members who stepped down during the financial year 2021 [5]	202 990	17 625 412	107%	218 916	17 071 653	21 880	1 733 318	18 770 029

Total	272 042	23 711 655		292 802	22 846 583	29 316	2 314 516	25 126 157

[1] Marie-France Tschudin and Robert Kowalski joined the Executive Committee during the course of the 2019-2021 performance period. As such, the information disclosed reflects their pro-rata LTPP 2019-2021 attributable to the period in which they were members of the Executive Committee. Richard Saynor and Karen Hale joined Novartis after the 2019-2021 LTPP awards were made and hence did not receive an LTPP award for this performance period.

[2] The shown amounts represent the underlying share value of the target number of PSUs granted to each Executive Committee member for the 2019-2021 performance period, based on the closing share price on the grant date (January 22, 2019) of CHF 88.14 per Novartis share and USD 88.32 per ADR (pre-Alcon spin-off share price).

[3] The shown amounts, inclusive of earned Alcon Keep Whole awards, represent the underlying share value of the number of PSUs vested for the 2019-2021 performance period, based on the closing share price on the day the Novartis Board of Directors approved the final LTPP performance payout factor (i.e., January 26, 2022) of CHF 78.16 per Novartis share and USD 84.24 per ADR.

[4] Dividend equivalent shares are calculated on the dividend each member of the Executive Committee would have received, based on the actual number of shares delivered at the end of the 2019-2021 performance period. At vesting, the dividend equivalents are credited in shares or ADRs.

[5] Includes the LTPP vesting for Bertrand Bodson, former Chief Data Officer and Steven Baert, former Chief People Officer for 2019-2021 performance cycle, as per the plan rules. The LTPP vesting for Shannon Klinger were forfeited upon her departure from the Company on May 31, 2021.

The table and information below provide details on the 2020 realized compensation for the CEO and other Executive Committee members, for comparative purposes. When comparing this with the 2021 realized compensation, it is important to recognize that the two LTI plans (LTPP and LTRPP) were combined into a single LTPP from the 2019-2021 cycle.
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

[3] The amounts represent the underlying share value of the 245'786 LTPP PSUs and 75'714 LTRPP PSUs vested on January 18, 2021, to the CEO and other Executive Committee members for the performance cycle 2018-2020, inclusive of earned Alcon Keep Whole awards and dividend equivalents for the three-year cycle. The taxable value is determined using the closing share price on the day the Novartis Board of Directors approved the final LTPP and LTRPP performance factors (i.e., January 20, 2021) of CHF 86.01 per Novartis share and USD 96.92 per ADR. Bertrand Bodson, Shannon Thyme Klinger, Steffen Lang, Susanne Schaffert and Marie-France Tschudin were promoted to the Executive Committee during the course of the performance period 2018-2020, and as such, the information disclosed reflects their pro-rata LTPP and LTRPP 2018-2020 payouts attributable to the period in which they were a member of the Executive Committee. Klaus Moosmayer, John Tsai and Richard Saynor joined Novartis after the 2018 LTI awards being made and hence did not receive LTPP and LTRPP awards for the 2018-2020 performance period.

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

Realized compensation for the CEO and other Executive Committee members for 2021 compared to 2020
The 2021 total realized compensation for the CEO was CHF 11 224 727. This is a reduction of 11.8% compared to the prior year, mainly due to the lower performance payout of the 2019-2021 LTPP (107% compared to the 126% combined payout for the 2018-2020 LTPP and LTRPP). During the 2019-2021 LTPP performance cycle, the TSR ranking for Novartis, which is weighted 25% of the overall LTPP opportunity, was below median, which resulted in zero payout for this measure. Long-term Innovation performance, also weighted 25%, was also lower (109% compared to 131% in 2018-2020). For more detail, please refer to “—LTPP performance outcomes.”
The 2021 total realized compensation for the Executive Committee members, including the CEO, was CHF 56 639 891. The small decrease compared to the prior year can be mainly attributed to the lower 2019-2021 LTPP payout compared to the 2018-2020 cycle and, to a lesser extent, lower annual incentive payouts on average for Executive Committee members for 2021 compared to the prior performance year. The lower performance payouts were partially offset by vesting of the first LTI for some Executive Committee members, granted to them following their respective appointments three years ago.

Compensation at grant value
In accordance with the Swiss Ordinance against Excessive Compensation in Listed Companies, Novartis continues to disclose total compensation at grant value for the CEO and other Executive Committee members. The following tables disclose for the CEO and other Executive Committee members:
• Fixed 2021 compensation (base salary and benefits)
• The actual cash portion and the deferred portion granted in equity of the 2021 Annual Incentive
• 2021-2023 LTPP performance cycle awards, which are reported at target grant date value, under the assumption that the awards will vest at 100% achievement, excluding any share price movement and dividend equivalents that may be accrued over the performance cycle. The future payout will be determined only after the performance cycle concludes in three years (i.e., the end of 2023), with a payout range of 0% to 200% of the target value
• Other compensation for 2021, which includes other benefits, either paid in cash or granted in equity in the year
To assess CEO actual pay for performance in 2021, including the Annual Incentive payout for the 2021 performance year and the LTI payouts for the 2019-2021 performance cycle, shareholders should refer to the 2021 realized compensation table in “—2021 realized compensation for the CEO and other Executive Committee members.”
2021 compensation at grant value for the CEO and other Executive Committee members
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2021				Long-Term Incentive 2021-2023 cycle grants at target

		2021 annual base salary	2021 pension benefits	2021 Annual Incentive (performance achieved)		LTPP 2021-2023 cycle	Other 2021 compensation	Total compensation paid, promised or granted 2021

	Currency	Cash (amount)	Amount[1]	Cash (amount)	Equity (value at grant date)[2]	PSUs (target value at grant date)[3]	Amount[4]	Amount[5]

Executive Committee members active on December 31, 2021
Vasant Narasimhan	CHF	1 769 200	176 731	1 328 625	1 328 642	5 757 423	265 401	10 626 023

James Bradner [6]	USD	1 184 462	367 246	712 802	712 839	2 970 016	92 286	6 039 652

Karen Hale (from May 15, 2021) [7]	CHF	519 750	85 987	261 062	261 133	1 442 371	542 689	3 112 992

Harry Kirsch	CHF	1 072 084	177 174	354 255	1 062 820	2 791 111	43 617	5 501 060

Robert Kowalski (from September 1, 2021) [8]	CHF	233 333	49 692	105 288	105 360	448 824	180 428	1 122 925

Steffen Lang	CHF	780 833	180 413	508 680	763 076	1 570 027	14 430	3 817 459

Klaus Moosmayer	CHF	566 667	198 992	253 000	253 004	1 035 044	49 850	2 356 557

Richard Saynor	CHF	785 000	190 263	196 500	196 572	1 493 478	416 693	3 278 506

Susanne Schaffert	CHF	881 333	180 837	88 250	794 262	2 118 082	856 650	4 919 415

John Tsai	CHF	875 834	186 807	306 950	307 012	2 192 567	201 307	4 070 477

Marie-France Tschudin	CHF	881 333	164 980	706 000	706 019	2 029 750	-	4 488 083

Robert Weltevreden	CHF	673 333	171 352	299 200	299 275	1 292 042	-	2 735 202

Total		10 121 211	2 098 866	5 059 259	6 728 657	24 885 096	2 655 408	51 548 498

Executive Committee members who stepped down during 2021
Steven Baert (until June 30, 2021) [9]	CHF	400 277	87 753	399 887	-	422 223	1 831 302	3 141 442

Bertrand Bodson (until January 31, 2021) [10]	CHF	54 451	15 240	43 485	-	-	1 339 471	1 452 647

Shannon Thyme Klinger (until March 15, 2021) [11]	CHF	177 102	40 434	-	-	279 791	2 018 161	2 515 487

Subtotal		631 830	143 427	443 372	0	702 014	5 188 934	7 109 576

Total		10 753 041	2 242 292	5 502 631	6 728 657	25 587 110	7 844 343	58 658 074

Based on assumption of 100% payout at target. Actual payout (0-200% of target) will be known at the end of the three-year cycle in January 2024
See next page for 2020 comparative figures.
[1] Includes mandatory employer contributions of CHF 5 498 for the CEO and CHF 53 693 for the other Executive Committee members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 4 966 397 paid in 2021 for all Executive Committee members, and provides a right to the maximum future insured government pension benefit.

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 26, 2022) of CHF 78.16 per Novartis share and USD 84.24 per ADR.

[3] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the 2021-2023 performance cycle, based on the closing share price on the grant date (January 20, 2021) of CHF 86.01 per Novartis share and USD 96.92 per ADR for all members.

[4] Includes any other perquisites, benefits in kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). The compensation and benefits elements related to the period after the step-down dates are also reported under ‘other 2021 compensation’.

[5] All amounts are before deduction of the social security contribution and income tax due by the Executive Committee member.
[6] Amounts in USD for James Bradner were converted at a rate of CHF 1.00 = USD 1.0942, which is the average rate used in the Group’s 2021 consolidated financial statements.
[7] Karen Hale received a pro-rata LTPP award of 18 639 PSUs on Apr-2, 2021 (at CHF 81.15 share price at grant) upon joining the organization, as per contractual entitlement. The other compensation amount includes the first six weeks of compensation before her appointment to the Executive Committee.

[8] Robert Kowalski received his 2021 LTPP grant before his appointment to Executive Committee, therefore the reported LTPP amount is pro-rated to reflect his time as Executive Committee member over the full performance cycle.

[9] Steven Baert left the Executive Committee on June 30, 2021 and ended his notice period on September 30, 2021, in line with his reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). He received his 2021 Annual Incentive 100% in cash on a pro-rata basis, and the LTPP grant for the 2021-2023 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis subject to the plan rules.

[10] Bertrand Bodson left the Executive Committee on January 31, 2021 and ended his notice period on November 30, 2021, in line with his reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). He received his 2021 Annual Incentive 100% in cash on a pro-rata basis, and no LTPP was granted for the 2021-2023 performance cycle.

[11] Shannon Klinger resigned as Chief Legal Officer as of March 15, 2021, and left the Company on May 31, 2021, in line with her reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). The 2021 Annual Incentive and LTPP 2021-2023 cycle grant (23 586 PSUs), displayed at pro-rata value for the time she was in her role in 2021, were forfeited in full upon her departure.

2020 compensation at grant value for the CEO and other Executive Committee members
For comparative purposes, the table below provides the compensation at grant value for 2020.

Executive Committee member compensation at grant for financial year 2020
		Fixed compensation and pension benefits		Variable compensation

		Actual compensation paid or granted for 2020				Long-Term Incentive 2020-2022 cycle grants at target

		2020 annual base salary	2020 pension benefits	2020 Annual Incentive (performance achieved)		LTPP 2020-2022 cycle	Other 2020 compensation	Total compensation paid, promised or granted 2020

	Currency	Cash (amount)	Amount[1]	Cash (amount)	Equity (value at grant date)[2]	PSUs (target value at grant date)[3]	Amount[4]	Amount[5]

Executive Committee members active on December 31, 2020
Vasant Narasimhan	CHF	1 743 750	175 102	1 318 275	1 318 275	5 712 549	113 841	10 381 793

Steven Baert	CHF	798 617	167 294	480 000	480 022	1 679 265	85 587	3 690 785

Bertrand Bodson	CHF	634 834	177 088	256 000	256 052	1 152 115	131 745	2 607 834

James Bradner [6]	USD	1 203 654	373 063	768 900	768 963	2 911 862	88 472	6 114 914

Harry Kirsch	CHF	1 063 433	171 930	585 750	585 814	2 769 330	50 294	5 226 551

Shannon Thyme Klinger	CHF	862 500	182 852	525 000	525 005	1 925 517	32 773	4 053 647

Steffen Lang	CHF	758 333	171 130	228 000	684 038	1 367 619	12 918	3 222 037

Klaus Moosmayer	CHF	520 833	184 884	241 500	241 516	840 004	29 496	2 058 233

Richard Saynor	CHF	778 333	190 372	390 000	390 055	1 482 060	1 737 100	4 967 920

Susanne Schaffert	CHF	871 250	173 111	341 445	796 797	2 013 669	581 188	4 777 460

John Tsai	CHF	868 333	182 517	478 500	478 560	2 175 855	104 669	4 288 434

Marie-France Tschudin	CHF	871 250	182 216	437 750	437 791	2 013 669	-	3 942 677

Robert Weltevreden	CHF	634 834	186 392	215 040	399 430	1 152 115	2 925	2 590 735

Total		11 536 583	2 495 208	6 219 290	7 315 444	27 018 132	2 965 615	57 550 273

Based on assumption of 100% payout at target. Actual payout (0-200% of target) will be known at the end of the three-year cycle in January 2023.

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
Compensation at grant value for the CEO and other Executive Committee members for 2021 compared to 2020
Grant compensation delivered in 2021 to the CEO and the other Executive Committee members, including those who stepped down, remained broadly similar to that in 2020.

Additional disclosures for the CEO and other Executive Committee members
This section provides additional disclosures, including information about the shareholdings of the CEO and the other Executive Committee members.
Malus and clawback
Per our “—Executive Committee compensation philosophy and principles,” in 2021 there was no legal or factual basis on which to exercise malus or clawback for current or former Executive Committee members.
Number of equity instruments granted to the CEO and other Executive Committee members for financial year 2021
	Variable compensation[1]

	2021 Annual Incentive (performance achieved)	LTPP 2021-2023 cycle	Other

	Equity (number)[2]	PSUs (target number)[3]	Equity/PSUs (number)

Executive Committee members active on December 31, 2021
Vasant Narasimhan	16 999	66 939	0

James Bradner	8 462	30 644	0

Karen Hale (from May 15, 2021)	3 341	17 823	0

Harry Kirsch	13 598	32 451	0

Robert Kowalski (from September 1, 2021)	1 348	5 067	0

Steffen Lang	9 763	18 254	0

Klaus Moosmayer	3 237	12 034	0

Richard Saynor	2 515	17 364	0

Susanne Schaffert	10 162	24 626	0

John Tsai	3 928	25 492	0

Marie-France Tschudin	9 033	23 599	0

Robert Weltevreden	3 829	15 022	0

Total	86 215	289 315	0

Executive Committee members who stepped down during 2021
Steven Baert (until June 30, 2021) [4]	0	4 909	0

Bertrand Bodson (until January 31, 2021) [5]	0	0	0

Shannon Thyme Klinger (until March 15, 2021) [6]	0	3 253	0

Subtotal	0	8 162	0

Total	-	8 162	0

See next page for 2020 comparative figures.
[1] The values of the awards are reported in the table "2021 compensation at grant value for the CEO and other Executive Committee members."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for the 2021 performance period.
[3] Target number of PSUs granted under the LTPP as applicable for the 2021-2023 performance cycle.
[4] Steven Baert left the Executive Committee on June 30, 2021 and ended his notice period on September 30, 2021, in line with his reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). The LTPP grant for the 2021-2023 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis subject to the plan rules.

[5] Bertrand Bodson left the Executive Committee on January 31, 2021 and ended his notice period on November 30, 2021, in line with his reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). No LTPP was granted for the 2021-2023 performance cycle.

[6] Shannon Klinger resigned as Chief Legal Officer as of March 15, 2021, and left the Company on May 31, 2021, in line with her reduced contractual notice period (for more details, see “—2021 Executive Committee member departures”). The LTPP 2021-2023 cycle grant (23 586 PSUs), displayed at pro-rata value for the time she was in her role in 2021, was forfeited in full upon her departure.

Number of equity instruments granted to the CEO and other Executive Committee members for financial year 2020 (comparative information)
	Variable compensation[1]

	2020 Annual Incentive (performance achieved)	LTPP 2020-2022 cycle	Other

	Equity (number)[2]	PSUs (target number)[3]	Equity/PSUs (number)

Executive Committee members active on December 31, 2020
Vasant Narasimhan	15 327	61 498	0

Steven Baert	5 581	18 078	0

Bertrand Bodson	2 977	12 403	0

James Bradner	7 934	30 590	0

Harry Kirsch	6 811	29 813	0

Shannon Thyme Klinger	6 104	20 729	0

Steffen Lang	7 953	14 723	0

Klaus Moosmayer	2 808	9 043	0

Richard Saynor	4 535	15 955	0

Susanne Schaffert	9 264	21 678	0

John Tsai	5 564	23 424	0

Marie-France Tschudin	5 090	21 678	0

Robert Weltevreden	4 644	12 403	0

Total	84 592	292 015	0

[1] The values of the awards are reported in the table "2020 compensation at grant value for the CEO and other Executive Committee members."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for the 2020 performance period.
[3] Target number of PSUs granted under the LTPP as applicable for the 2020-2022 performance cycle.

Share ownership requirements for the CEO and other Executive Committee members
Executive Committee members are required to own at least a minimum multiple of their annual base salary in Novartis shares or RSUs within five years of hire or promotion, as set out in the table here. In addition, the CEO and CFO are required to hold the equity vesting under the LTPP plan (granted since 2021) for a minimum of two years after the vesting date. In the event of a substantial rise or drop in the share price, the Board of Directors may, at its discretion, amend that time period accordingly.

Function	Ownership level

CEO	5 x base compensation

Other Executive Committee members	3 x base compensation

The determination of equity amounts against the share ownership requirements is defined to include vested and unvested Novartis shares or American Depositary Receipts (ADRs), and RSUs acquired under the Company’s compensation plans. However, unvested PSUs are excluded. The determination also includes other shares and vested options of Novartis shares or ADRs that are owned directly or indirectly by “persons closely linked” to an Executive Committee member. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
Shares, ADRs and other equity rights owned by Executive Committee members at December 31, 20211
The following table shows, in alphabetical order after the CEO, the total number of shares, ADRs and other equity rights owned by the CEO and the other Executive Committee members and “persons closely linked” to them as of December 31, 2021. As of December 31, 2021, no members of the Executive Committee, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares or ADRs of Novartis. As of December 31, 2021, all members who have served at least five years on the Executive Committee have met or exceeded their personal Novartis share ownership requirements.
	Vested shares and ADRs[1]	Unvested shares and other equity rights[2]	Equity ownership level as a multiple of annual base salary[3]	Unvested target PSUs (e.g., LTPP)[4]	Total at December 31, 2021

Vasant Narasimhan	170111	74 194	11x	144 632	388 937

James Bradner	43 744	38 099	6x	72 709	154 552

Karen Hale (from May 15, 2021)	0	3 977	0x	5 082	9 059

Harry Kirsch	285 186	41 395	24x	71 715	398 296

Robert Kowalski (from September 1, 2021)	0	21 186	2x	16 376	37 562

Steffen Lang	125 286	32 082	16x	33 836	191 204

Klaus Moosmayer	8 312	9 061	2x	25 671	43 044

Richard Saynor	0	13 913	1x	19 800	33 713

Susanne Schaffert	116 173	37 190	13x	50 611	203 974

John Tsai	23 382	26 781	4x	60 680	110 843

Marie-France Tschudin	39 353	31 007	6x	53 856	124 216

Robert Weltevreden	27 758	16 224	5x	27 840	71 822

Total	839 305	345 109		582 808	1 767 222

[1] Includes holdings of "persons closely linked" to Executive Committee members (see the ‘persons closely linked’ definition).
[2] Includes unvested shares and ADRs as well as other equity rights applicable for the determination of equity amounts for the share ownership requirements, as per the definition above. Also includes unvested Alcon Keep Whole shares received in connection to the Alcon spin-off.

[3] The multiple is calculated based on the full-year annual base salary and the closing share price as at the end of the 2021 financial year. The share price on the final trading day of 2021 was CHF 80.28 / USD 87.47 as at December 31, 2021.

[4] The target number of PSUs is disclosed pro-rata to December 31, 2021, unless the award qualified for full vesting under the relevant plan rules.

Fixed and variable compensation
The following table summarizes the annual base salary and variable compensation mix at grant value for financial year 2021 for the CEO and other Executive Committee members.

	Annual base salary[1]	Variable compensation[2]

Vasant Narasimhan	16.9%	83.1%

James Bradner	20.9%	79.1%

Karen Hale (from May 15, 2021)	17.2%	82.8%

Harry Kirsch	20.1%	79.9%

Robert Kowalski (from September 1, 2021)	21.7%	78.3%

Steffen Lang	21.5%	78.5%

Klaus Moosmayer	26.3%	73.7%

Richard Saynor	25.4%	74.6%

Susanne Schaffert	18.6%	81.4%

John Tsai	22.6%	77.4%

Marie-France Tschudin	20.4%	79.6%

Robert Weltevreden	26.3%	73.7%

Total [3]	20.5%	79.5%

[1] Excludes pension and other benefits and is pro-rated for ECN time.
[2] See the table “2021 compensation at grant value for the CEO and other Executive Committee members” with regard to the disclosure principles of variable compensation.
[3] Excludes members, who stepped down during the year.
Other payments to Executive Committee members
During 2021, no other payments or waivers of claims other than those set out in the tables (including their footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Payments to former Executive Committee members
Under the former Executive Committee members’ contracts and in line with the Company’s LTI plan rules, payments were made to 7 former members. Of this, CHF 1 496 357 relates to the vesting of the LTPP 2019-2021 performance cycle and the vesting of buyout awards. In addition, contractual amounts totalling CHF 150 137 were made (comprising base salary, the Annual Incentive and other benefits), and 5 individuals had tax equalization on their variable compensation granted during an international assignment amounting to a total of CHF 399 593.
No other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them during 2021.
Loans to Executive Committee members
Our policy does not allow loans to be granted to current or former members of the Executive Committee or to “persons closely linked” to them. Therefore, no loans were granted in 2021, and none were outstanding as of December 31, 2021.
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
Award and delivery of equity to Novartis employees
During 2021, 11.1 million unvested restricted shares (or ADRs), RSUs and target PSUs were granted, and 10.4 million Novartis vested shares (or ADRs) were delivered to Novartis employees under various equity-based participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) and outstanding equity options held by employees represent 1.21% of issued shares. Novartis delivers treasury shares to employees to fulfill these obligations and aims to offset the dilutive impact from its equity-based participation plans.

Interim update regarding ongoing LTI performance cycles
Below we report how performance is tracking against our stretch targets for our ongoing LTI performance cycles.
2020-2022 LTPP
After the first two years of the three-year LTPP performance cycle, both net sales CAGR and operating income CAGR are tracking behind target, driven mainly by the negative and unexpected impact of COVID-19 in 2020 and 2021 as well as the safety update on Beovu. Innovation is on track with some filings already submitted and others in the pipeline. At the end of 2021, the relative TSR for Novartis was below median among our global healthcare peer group.
Performance measures	Tracking

Net sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

CAGR = compound annual growth rate
2021-2023 LTPP
After the first year of the three-year LTPP performance cycle, net sales CAGR is tracking at target and core operating income CAGR is slightly behind target, while innovation performance is on target. At the end of 2021, the relative TSR for Novartis was below median among our global healthcare peer group.
Performance measures	Tracking

Net sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

CAGR = compound annual growth rate
On or ahead of target Slightly behind or behind target

2022 Executive Committee compensation

2022 Executive Committee member compensation increases
As outlined in “—Executive Committee appointments compensation policy,” some members were appointed with total target compensation below external market median level. Each year, we collaborate with our advisors to benchmark the compensation levels of the members of the Executive Committee. Taking this into consideration and to ensure our competitiveness in the market, the total target compensation for these members has been assessed, and increases have been made for 2022 in line with their demonstrated performance and ability in their respective roles.
For the Executive Committee members not outlined below, including the CEO, the compensation review was applied based on the principles applicable to associates in Switzerland and, where applicable, the US.
Marie-France Tschudin, President of Novartis Pharmaceuticals
Ms. Tschudin delivered a very strong year financially in 2021, with growth drivers Cosentyx and Entresto exceeding sales targets and continuing to build a strong market share. Targeted launches in the US and Japan were successful and pre-launch preparation for a number of brands was well executed. Effective March 1, 2022, Ms. Tschudin will receive an increase in annual base salary of 4.8% to CHF 925 000, a 10% increase in her Annual Incentive target to 110% and a 10% increase in target LTI to 240%, as a percentage of annual base salary.
Steffen Lang, Global Head of Novartis Technical Operations
Mr. Lang delivered very strong financial and operational performance in 2021. Under his leadership, the Technical Operations function built new capabilities and streamlined processes in our manufacturing activities, while continuing to ensure quality and compliance. Effective March 1, 2022, he will receive an increase in annual base salary of 4.5% to CHF 820 000, a 10% increase in both the target Annual Incentive and LTI to 100% and 210% respectively, as a percentage of his annual base salary.
Robert Weltevreden, Head of Customer & Technology Solutions
Mr. Weltevreden’s role was expanded in February 2021 when we merged our Digital function with our business services. To recognize these additional responsibilities and his strong delivery of improved efficiencies across the organization, Mr. Weltevreden will receive a 10% increase in both the target Annual Incentive and LTI to 90% and 200% respectively, as a percentage of his annual base salary.
Susanne Schaffert, President of Novartis Oncology
Ms. Schaffert led strong performance of our inline Oncology brands in 2021 and took important strategic decisions to focus on key cancers through targeted therapy programs. Ms. Schaffert will receive a 10% increase to her 2022 Annual Incentive target to 110%, as a percentage of annual base salary.
Klaus Moosmayer, Chief Ethics, Risk & Compliance Officer
Mr. Moosmayer has continued to drive the ethical transformation of the company, establishing a robust approach to the active management of risks and compliance, as demonstrated to external regulators. Mr. Moosmayer will receive a 10% increase to his 2022 Annual Incentive target, to 90%, as a percentage of annual base salary.

2021 Board compensation

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
The Board of Directors sets the level of compensation for its Chairman and the other members to be in line with relevant benchmark companies, which include other large Switzerland-based multinational companies: ABB, Credit Suisse, Holcim, Nestlé, Roche and UBS. This peer group was chosen for Board compensation due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and criminal liability under Swiss rules regarding board and executive committee compensation related to the Ordinance against Excessive Compensation in Listed Companies), and under US law (due to the Company’s secondary listing on the New York Stock Exchange). The Board of Directors reviews the compensation of its members, including the Chairman, each year based on a proposal by the Compensation Committee and on advice from its independent advisor, including relevant benchmarking information. The peer group used for the Board of Directors is different than that used for the Executive Committee to ensure independence of decision-making.
The Chairman’s contract and the Board of Directors compensation policy do not provide for any termination-related payments.
Chairman of the Board
As Chairman, Joerg Reinhardt receives total annual compensation valued at CHF 3.8 million. The total compensation is comprised equally of cash and shares, as follows:
• Cash compensation: CHF 1.9 million per year
• Share compensation: annual value equal to CHF 1.9 million of unrestricted Novartis shares
For 2021, the Chairman voluntarily waived the increase in compensation to which he is contractually entitled, which is an amount not lower than the average annual compensation increase awarded to employees based in Switzerland (1.0% for 2021).
Other Board members
The annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board of Directors with effect from the 2021 AGM. Aggregate Board compensation is aligned with other large Swiss companies.

CHF 000s	2021-2022 AGM annual fee

Chairman of the Board	3 800

Board membership	280

Vice Chairman	50

Chair of the Audit and Compliance Committee	130

Chair of the Compensation Committee	90

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	70

Membership of the Audit and Compliance Committee	70

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	40

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
2022 Board compensation
The Board of Directors fee levels will remain the same in 2022 with one exception. Since the 2021 AGM, the roles of Vice Chairman and Lead Independent Director (LID) have been held by the same Board member and no additional compensation was paid for the LID role. From the 2022 AGM, the roles will be held by separate Board members. For more information on the roles, please refer to “—Vice Chairman and Lead Independent Director” in Item 6.C of this Annual Report.
The Board has approved an annual fixed fee of CHF 20 000 for the LID role. As per the Board compensation policy, at least 50% of the fee will be paid in Novartis shares and the remainder will be paid in cash. When determining the compensation principles and the amount, the designated LID candidate was excused from any discussion.

Board member total compensation earned for the financial year 2021

	Board membership	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Science & Technology Committee	Risk Committee	Shares (number)[1]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C)[2]	Total (CHF) (A)+(B)+(C)[3]

Board members active on December 31, 2021
Joerg Reinhardt [4]	Chairman				Chair		22 830	1 900 000	1 900 000	4 560	3 804 560

Enrico Vanni	Vice Chairman / Lead Independent Director[7]	•	•	•			3 035	244 167	244 167	3 670	492 004

Nancy C. Andrews	•				•	•	2 162	180 000	180 000	-	360 000

Ton Buechner	•	•				Chair [6]	3 625	175 000	240 000	4 560	419 560

Patrice Bula	•		•				1 922	160 000	160 000	4 560	324 560

Elizabeth Doherty	•	Chair				•	3 391	206 250	243 750	-	450 000

Ann Fudge	•			•	•		2 162	180 000	180 000	-	360 000

Bridgette Heller	•	• [6]	•				2 128	189 167	189 167	-	378 334

Frans van Houten	•	• [6]			•		4 257	-	378 333	-	378 333

Simon Moroney	•		Chair [6]		•		2 187	197 500	197 500	4 560	399 560

Andreas von Planta	•			Chair		•	2 556	200 833	200 833	3 670	405 336

Charles L. Sawyers	•			•	•		2 162	180 000	180 000	-	360 000

William T. Winters	•		•	•			4 325	-	360 000	-	360 000

Subtotal							56 742	3 812 917	4 653 750	25 580	8 492 247

Board members who stepped down at the 2021 AGM
Srikant Datar [5]							1 970	23 000	53 667	-	76 667

Subtotal							-	-	-	-	-

Total							58 712	3 835 917	4 707 417	25 580	8 568 914

See next page for 2020 comparative figures.
[1] The shown amounts represent the gross number of shares delivered to each Board member in 2021 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2021 for the services from the 2020 AGM to the 2021 AGM, and (ii) the first of two equity installments delivered in August 2021 for the services from the 2021 AGM to the 2022 AGM. The second and final equity installment for the services from the 2021 AGM to the 2022 AGM will take place in February 2022.

[2] Includes an amount of CHF 25 580 for mandatory employer contributions for all Board members paid by Novartis to governmental social security systems. This amount is out of total employer contributions of CHF 435 204 and provides a right to the maximum future insured government pension benefit for the Board member.

[3] All amounts are before deduction of the social security contribution and income tax due by the Board member.
[4] No additional committee fees for chairing the Science & Technology Committee were delivered to Joerg Reinhardt.
[5] Until March 2, 2021.
[6] From March 2, 2021.
[7] No additonal compensation was paid for the Lead Independent Director role.

Board member total compensation earned for the financial year 2020
	Board membership	Audit and Compliance Committee	Compensation Committee	Governance, Nomination and Corporate Responsibilities Committee	Science & Technology Committee	Risk Committee	Shares (number)[1]	Cash (CHF) (A)	Shares (CHF) (B)	Other (CHF) (C)[2]	Total (CHF) (A)+(B)+(C)[3]

Board members active on December 31, 2020
Joerg Reinhardt [4]	Chairman				Chair		22 629	1 900 000	1 900 000	4 501	3 804 501

Enrico Vanni	Vice Chairman	•	Chair	•			3 156	265 000	265 000	3 614	533 614

Nancy C. Andrews	•				•	•	2 143	180 000	180 000	-	360 000

Ton Buechner	•	•				•	3 508	29 167	354 167	4 501	387 835

Patrice Bula	•		•				2 750	133 333	186 666	4 501	324 500

Srikant Datar	•	•	•			Chair	3 348	153 333	306 666	-	459 999

Elizabeth Doherty	•	Chair				•	3 424	131 250	318 750	-	450 000

Ann Fudge	•			•	•		2 249	183 333	183 333	-	366 666

Bridgette Heller [5]	•		•				1 059	133 333	133 333	-	266 666

Frans van Houten	•				•		3 810	-	320 000	-	320 000

Simon Moroney [5]	•				•		1 059	133 333	133 333	4 501	271 167

Andreas von Planta	•	•		Chair		•	2 739	230 000	230 000	4 501	464 501

Charles L. Sawyers	•			•	•		2 143	180 000	180 000	-	360 000

William T. Winters	•		•	• [5]			4 287	-	360 000	-	360 000

Total							58 304	3 652 082	5 051 248	26 118	8 729 448

[1] The shown amounts represent the gross number of shares delivered to each Board member in 2020 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2020 for the services from the 2019 AGM to the 2020 AGM, and (ii) the first of two equity installments delivered in August 2020 for the services from the 2020 AGM to the 2021 AGM. The second and final equity installment for the services from the 2020 AGM to the 2021 AGM took place in February 2021.

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
Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement and are required to hold these shares for 12 months after retiring from the Board of Directors. As of December 31, 2021, all current and former members of the Board of Directors who were required to meet the minimum share ownership requirements did so.
Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board of Directors and “persons closely linked” to them as of December 31, 2021, is shown in the table below. As of December 31, 2021, no members of the Board, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis. As of the same date, no members of the Board of Directors held any share options to purchase Novartis shares.
Number of shares at December 31, 2021[1,2]

Joerg Reinhardt	418 706

Enrico Vanni	30 965

Nancy C. Andrews	7 257

Ton Buechner	17 856

Patrice Bula	6 543

Elizabeth Doherty	10 743

Ann Fudge	13 222

Bridgette Heller	2 655

Frans van Houten	10 813

Simon Moroney	2 240

Andreas von Planta	166 390

Charles L. Sawyers	14 214

William T. Winters	24 436

Total	726 040

[1] Includes holdings of "persons closely linked" to Board members (see definition “Persons closely linked").
[2] Each share provides entitlement to one vote.

Loans to Board members
Our policy does not allow loans to be granted to current or former members of the Board of Directors or to “persons closely linked” to them. Therefore, no loans were granted in 2021, and none were outstanding as of December 31, 2021.
Other payments to Board members
During 2021, no payments (or waivers of claims) other than those set out in the Board member compensation table titled “—Board member total compensation earned for the financial year 2021” (including its footnotes) were made to current members of the Board or to “persons closely linked” to them.
Payments to former Board members
During 2021, no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them, except for the payments reported in Note 27 to the Group’s audited consolidated financial statements.

Compensation governance

Legal framework
The Swiss Code of Obligations and the corporate governance guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of board and executive committee members, their equity participation, and loans made to them. This Annual Report fulfills that requirement. In addition, the Annual Report is in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse).
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
RISK MANAGEMENT PRINCIPLES•Rigorous performance management process, with approval of targets and evaluation of performance for the CEO by the Board of Directors•Balanced mix of short-term and long-term variable compensation elements•Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture•Clawback and malus principles apply to all elements of the variable compensation•Performance-vesting Long-Term Incentives only, with three-year cycles •All variable compensation is capped at 200% of target•Contractual notice period of 12 months•Post-contractual non-compete period is limited to a maximum of 12 months from the end of employment. Resulting compensation is limited to the annual base salary plus the prior-year Annual Incentive as per contract, if applicable•Good and bad leaver provisions apply to variable compensation of leavers•No severance payments or change-of-control clauses•Share ownership requirements; no hedging or pledging of Novartis share ownership
Executive Committee employment contracts provide for a notice period of up to 12 months and contain no change-of-control clauses or severance provisions (for example, agreements concerning special notice periods, longer-term contracts, “golden parachutes,” waiver of lockup periods for equities and bonds, shorter vesting periods, and additional contributions to occupational pension schemes). For share ownership requirements, please refer to “—Share ownership requirements for the CEO and other Executive Committee members.”
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

Committee member independence
The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria set forth in the Board Regulations. From the 2021 AGM, the Compensation Committee had the following five members: Simon Moroney (as Chair), Patrice Bula, Bridgette Heller, Enrico Vanni and William Winters.
Role of the Compensation Committee’s independent advisor
The Compensation Committee retained Mercer Limited during the financial year 2021 as its independent external compensation advisor to support the committee in determining the design and implementation of compensation and benefits. The advisor from Mercer Limited was hired directly by the Compensation Committee in 2017, and the Compensation Committee has been fully satisfied with the performance and independence of the advisor since its engagement. In determining whether to renew the engagement with the advisor, the Compensation Committee evaluates, at least annually, the quality of the consulting service, the independence of the advisor, and the benefits of rotating advisors. Mercer Limited also provides services related to management development at the mid- and frontline leader level and in respect of corporate pensions. The independent advisor and his team that advises and supports the committee are not responsible or rewarded for work beyond support to the Compensation Committee and the People & Organization function on senior compensation.
Meetings held in 2021 and self-evaluation
In 2021, the Compensation Committee held seven formal meetings. In line with prior years, it collaborated with the Science & Technology Committee to review and endorse, for approval by the Board of Directors, the innovation targets and achievements of the Annual Incentive and LTPP. The Compensation Committee conducted a self-evaluation in 2021.

(This page has been left blank intentionally.)

6.C Board practices

Corporate governance
Framework
Novartis is committed to effective corporate governance, and our corporate governance framework is intended to support sustainable financial performance and long-term value creation for our shareholders, patients, employees and other stakeholders based on our Values and Behaviors.
The Novartis corporate governance principles are further described in key governance documents, in particular in our Articles of Incorporation and the Regulations of the Board, the Board Committees and the Executive Committee (“Board Regulations”) (www.novartis.com/investors/company-overview/corporate-governance).
The Governance, Nomination and Corporate Responsibilities Committee (GNCRC) regularly reviews both the corporate governance principles and the key governance documents against evolving best practice standards and new developments in line with our commitment to maintaining the highest standards.
Our leadership structureGovernance bodies General Meeting of ShareholdersApproves operating and financial review, Novartis Group consolidated financial statements, and financial statements of Novartis AG; decides appropriation of available earnings and dividend; approves compensation of Board and Executive Committee; elects Board members, Chairman, Compensation Committee members, Independent Proxy and external auditor; adopts and modifies Articles of IncorporationExternal auditorProvides opinion on compliance of Novartis Group consolidated financial statements and the financial statements of NovartisAG with applicable standards and Swiss law, on compliance of the Compensation Report with applicable law, on effectiveness of internal controls over financial reporting, and on the corporate responsibility reporting of NovartisBoard of DirectorsAudit and Compliance CommitteeCompensation CommitteeGovernance, Nomination and Corporate Responsibilities CommitteeRISK CommitteeSCIENCE &TECHNOLOGYCommitteeSets strategic direction of Novartis, appoints and oversees key executives, approves major transactions andinvestments, adopts and modifies Board RegulationsExecutive CommitteeResponsible for operational management of Novartis

Group structure and shareholders
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
Divisions
Novartis has two focused, customer-facing divisions: Innovative Medicines, which includes the Novartis Pharmaceuticals and Novartis Oncology business units; and Sandoz, the generics and biosimilars division. The divisions are supported by the Novartis Institutes for BioMedical Research (NIBR), Global Drug Development (GDD), Novartis Technical Operations (NTO), Customer & Technology Solutions (CTS),1 and corporate functions. A detailed review of 2021 business results can be found in “Item 18. Financial Statements—Note 3. Segmentation of key figures 2021, 2020 and 2019.”
Shareholdings
Majority holdings in publicly traded Group companies
The Novartis Group owns 70.7% of Novartis India Ltd., with registered office in Mumbai, India, and listing on the BSE (formerly known as the Bombay Stock Exchange) (ISIN INE234A01025, symbol: HCBA). The total market value of the 29.3% free float of Novartis India Ltd. was USD 75.7 million on December 31, 2021, using the quoted market share price at year-end. Applying this share price to all the shares of the company, the market capitalization of the whole company was USD 258.1 million, and that of the shares owned by Novartis was USD 182.4 million.
Significant minority shareholding owned by the Group
On November 3, 2021, the Novartis Group agreed to sell 53.3 million (approximately 33%) of the bearer shares of Roche Holding AG, with registered office in Basel, Switzerland, and listing on the SIX Swiss Exchange (ISIN CH0012032113, symbol: RO) in a bilateral transaction to Roche Holding AG for USD 20.7 billion. The transaction was approved by the shareholders of Roche Holding AG on November 26, 2021, and was consummated on December 6, 2021.
Shareholders
Significant shareholders
According to the Share Register, as of December 31, 2021, the following registered shareholders, including nominees and the American Depositary Share (ADS) depositary, held more than 2% of the total share capital, with the right to vote all their shares based on exemptions granted by the Board of Directors (“Board”) (see “—Item 6.C Board practices—Shareholder participation—Voting rights, restrictions and representation—Registration restrictions”):2
% holding of share capital Dec 31, 2021

Shareholders registered for their own account:
Emasan AG, Basel	3.7

UBS Fund Management (Switzerland) AG, Basel	2.3

Credit Suisse Funds AG, Zurich	2.1

% holding of share capital Dec 31, 2021

Shareholders registered as nominees:
Chase Nominees Ltd., London	8.8
The Bank of New York Mellon, New York	3.0
Through The Bank of New York Mellon, Everett	1.6
Through The Bank of New York Mellon, New York	1.1
Through The Bank of New York Mellon, SA/NV, Brussels	0.3
Nortrust Nominees Ltd., London	4.2

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York	11.1

1 In 2021, Novartis Business Services (NBS) was merged with the Digital function to form the new CTS unit.
2 Excluding 4% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.1% of the share capital but was not registered in the Share Register as of December 31, 2021.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, held 5% but was registered with less than 2% of the share capital as of December 31, 2021.
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
As of December 31, 2021, Novartis AG had approximately 186 000 registered shareholders.
Number of registered shareholders/shares
As of December 31, 2021[1]	Number of registered shareholders	% of share capital

1–100	33 572	0.08

101–1 000	110 453	1.84

1 001–10 000	38 146	4.34

10 001–100 000	3 293	3.44

100 001–1 000 000	481	5.95

1 000 001–5 000 000	66	5.38

5 000 001 or more [2]	29	45.25

Total registered shareholders/shares	186 040	66.28

Unregistered shares		33.72

Total		100.00

[1] At the record date of the 2021 Annual General Meeting of Shareholders (AGM), unregistered shares amounted to 16.8%.
[2] Including significant registered shareholders as listed above
Registered shareholders by type
As of December 31, 2021	Shareholders in %	Shares in %

Individual shareholders	96.72	15.06

Legal entities [1]	3.24	35.71

Nominees, fiduciaries and ADS depositary	0.04	49.23

Total	100.00	100.00

[1] Excluding 4% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries
Registered shareholders by country1
As of December 31, 2021	Shareholders in %	Shares in %

Belgium	0.12	0.69

France	1.97	0.34

Germany	5.60	1.72

Japan	0.18	0.45

Luxembourg	0.06	0.73

Switzerland [2]	87.31	46.17

United Kingdom	0.60	24.26

United States	0.25	23.56

Other countries	3.91	2.08

Total	100.00	100.00

[1] Registered shares held by nominees are shown in the country where the company/affiliate entered in the Share Register as shareholder has its registered seat.
[2] Excluding 4% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries

Capital structure
Share capital
As of December 31, 2021, the share capital amounted to CHF 1 217 210 460 fully paid-in and divided into 2 434 420 920 registered shares with a nominal value of CHF 0.50 each.
Shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN) and on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) representing American Depositary Shares (ADSs) (ISIN US66987V1098, symbol: NVS).
No authorized and conditional capital exists as of December 31, 2021.
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
Convertible securities and options
Novartis AG has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to shares, other than options (or similar instruments such as stock appreciation rights) granted under or in connection with equity-based participation plans of employees. Novartis AG does not grant any new stock options under these plans.
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
Changes to share capital
AGM	Shareholder decision	Shares canceled	Average repurchase share price (CHF)[1]

2019	• Capital reduction by CHF 11.63 million (from CHF 1 275 312 410 to CHF 1 263 687 410) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion until the 2022 AGM under an eighth share repurchase program	23 250 000	79.08

2020	• Capital reduction by CHF 30.16 million (from CHF 1 263 687 410 to CHF 1 233 530 460)	60 313 900	88.18

2021	• Capital reduction by CHF 16.3 million (from CHF 1 233 530 460 to CHF 1 217 210 460) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2021 AGM and the 2024 AGM	32'640'000	80.57

AGM	Proposal to the shareholders	Shares to be canceled	Average repurchase share price (CHF)[1]

2022	• Capital reduction by CHF 15.3 million (from CHF 1 217 210 460 to CHF 1 201 860 626) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2022 AGM and the 2025 AGM[2]	30 699 668	81.82

[1] All shares were repurchased on the SIX Swiss Exchange second trading line.
[2] In addition to the remaining authorization from the 2021 AGM
Key Novartis share data
	2021	2020	2019

Issued shares	2 434 420 920	2 467 060 920	2 527 374 820

Treasury shares [1]	199 480 972	210 238 872	262 366 332

Outstanding shares at December 31	2 234 939 948	2 256 822 048	2 265 008 488

Weighted average number of shares outstanding	2 242 601 173	2 277 041 940	2 290 792 782

[1] Approximately 102 million treasury shares (2020: 103 million; 2019: 118 million) are held in Novartis entities that restrict their availability for use.

Per-share information1
	2021	2020	2019

Basic earnings per share from continuing operations (USD)	10.71	3.55	3.12

Basic earnings per share from discontinued operations (USD)			2.00

Total basic earnings per share (USD)	10.71	3.55	5.12

Diluted earnings per share from continuing operations (USD)	10.63	3.52	3.08

Diluted earnings per share from discontinued operations (USD)			1.98

Total diluted earnings per share (USD)	10.63	3.52	5.06

Net cash flows from operating activities from continuing operations (USD)	6.72	5.99	5.91

Year-end equity for Novartis AG shareholders (USD)	30.31	25.07	24.49

Dividend (CHF) [2]	3.10	3.00	2.95

Dividend (USD) [3]	3.39	3.20	3.12

[1] Calculated on the weighted average number of shares outstanding, except year-end equity
[2] 2021: proposal to shareholders for approval at the AGM on March 4, 2022.
[3] Translated into US dollars at the December 31, 2021, rate of USD 1.093 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate. 2020 and 2019, dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date.

Key ratios – December 31
	2021	2020	2019

Price/earnings ratio [1]	8.2	26.7	18.5

Price/earnings ratio from continuing operations [1]	8.2	26.7	30.4

Dividend yield (%) [1]	3.9	3.6	3.2

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2021[1]	2020[1]	2019[1]

Year-end ADR price (USD)	87.47	94.43	94.69

High [2]	98.47	99.01	96.14

Low [2]	79.70	70.67	75.40

Number of ADRs outstanding [3]	269 891 321	288 755 853	315 073 094

[1] 2021, 2020 and 2019 exclude the business of Alcon, which was spun off in April 2019 into a separately traded standalone company.
[2] Based on the daily closing prices
[3] The depositary, JPMorgan Chase Bank, N.A., holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2021[1]	2020[1]	2019[1]

Year-end share price	80.28	83.65	91.90

High [2]	86.75	95.82	96.04

Low [2]	73.44	69.96	77.03

Year-end market capitalization (USD billions) [3]	196.1	214.3	214.8

Year-end market capitalization (CHF billions) [3]	179.4	188.8	208.2

[1] 2021, 2020 and 2019 exclude the business of Alcon, which was spun off in April 2019 into a separately traded standalone company.
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
We concentrate our outreach efforts on our largest 100 shareholders – portfolio managers, buy-side professionals, stewardship teams and ESG analysts – who represent 60% of our ownership. While the Chairman, CEO and CFO together with Investor Relations are accountable for ensuring effective shareholder engagement, other senior managers from within and outside the Executive Committee also participate in the meetings. We conduct regular outreach to investors throughout the year.
Types of engagements (select examples):
• AGM and quarterly results teleconferences (TCs)
• Bank conferences and management roadshows
• “Meet Novartis Management” capital markets event
• R&D Day
• Oncology pipeline update
• Governance roadshow and TCs
• Chairman’s TCs for US and UK investors
• ESG Investor Day and roadshows
Topics discussed with shareholders during 2021:
INNOVATION:
• Progress and milestones
• Data of pipeline projects
• Replacement power
• Launches (e.g., Kesimpta,Cosentyx, Entresto, Leqvio)
• Progress on key mergers and acquisitions (M&A) investments
OPERATIONAL EXECUTION:
• Financial prudence and supply chain resilience during COVID-19
• Progress on financial, strategic and operational performance
• Long-term sustainability of financial performance
• Capital allocation strategy
• Policy and pricing environment
• Life cycle management
DATA AND DIGITAL:
• New initiatives and progress on cybersecurity, artificial intelligence and technology
BUILDING TRUST WITH SOCIETY AND CULTURE (ESG):
• COVID-19 response to address all stakeholder needs
• Board accountability on ESG, and integration of ESG and compensation
• Strong governance, enhanced process and focus on material ESG factors, leading to improved rating agency scores
• ESG targets: full carbon neutrality, patient access targets for strategic innovative therapies, and global health flagship programs
• Sustainability-linked bond demonstrating ESG innovation
• Progress on culture and metrics
• Integrated, sustainable business models and access principles to help address access and inequities
Compensation AND Governance:
• Diversity of the Board, the Executive Committee and the Company
• Board renewal, succession planning and evaluation
• Link of compensation system to key strategic priorities
• Risk oversight
• Stakeholder expectations from the Board on ESG
• Overboarding
We appreciate the value that shareholders attach to ESG matters. We will continue to integrate ESG into our strategy and to promote transparency through our comprehensive ESG engagement program. We have more than doubled the number of investor engagements on ESG matters in recent years, and in 2021, our CEO led our ESG Investor Day for the third time (marking our eighth dedicated ESG event for investors since 2014). We also held virtual roadshows in 2021 as part of our engagement with North American, European and Asian investors.
Voting rights, restrictions and representation
Registration
Shareholders have the right to vote and to execute all other rights as granted under Swiss law and the Articles of Incorporation (see, in particular, articles 17 and 18 of the Articles of Incorporation).
Each share registered with the right to vote by the third business day before the General Meeting entitles the holder to one vote at General Meetings. Article 5, paragraph 2 of the Articles of Incorporation provides that to be registered with voting rights, a shareholder must declare that he or she acquired the shares in his or her own name and for his or her own account. According to article 5, paragraph 3 of the Articles of Incorporation, the Board may register nominees with the right to vote. The Share Register is an internal, non-public register subject to statutory confidentiality and data privacy.
The Articles of Incorporation are available at www.novartis.com/investors/company-overview/corporate-governance.
Registration restrictions
Article 5, paragraph 2 of the Articles of Incorporation provides that no shareholder shall be registered with the right to vote for more than 2% of the share capital. Given that shareholder representation at General Meetings traditionally has been rather low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting. The Board may, upon request, grant an exemption. Considerations include whether the shareholder supports our goal of creating sustainable value and has a long-term investment horizon. Exemptions are in force for the registered shareholders listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders.” Exemptions also apply to the Novartis Foundation for Employee Participation, Basel, which as of December 31, 2021, was registered in the Share Register with less than 2% of the share capital, and to Norges Bank (Central Bank of Norway), Oslo, which as of December 31, 2021, was not registered but held 2.1% according to a disclosure notification filed with Novartis AG. No further exemptions were requested in 2021. The same restrictions indirectly apply to ADR holders.
Article 5, paragraph 3 of the Articles of Incorporation provides that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders,” and for the nominee Citibank, London, which in 2015 requested an exemption, but as of December 31, 2021, was not registered in the Share Register. The same restrictions indirectly apply to ADR holders.
According to article 5, paragraph 4 of the Articles of Incorporation, shareholders, ADR holders, or nominees who are linked to each other or who act in concert to circumvent registration restrictions are treated as one person or nominee for the purposes of the restrictions on registration.
The registration restrictions may be changed by resolution of the General Meeting, with approval of at least two-thirds of the votes represented at the meeting.
The Articles of Incorporation are available at www.novartis.com/investors/company-overview/corporate-governance.
Representation and online voting Platform
Registered shareholders will receive personal invitations to the General Meetings along with a registration/proxy form as well as a personal one-time password and a QR code to log in to our online voting platform. By returning the registration/proxy form or using the online voting platform, shareholders would normally be able to order an admission card for the General Meeting or appoint another shareholder or the Independent Proxy to vote their shares on their behalf. However, in accordance with Swiss legislation passed in response to the COVID-19 pandemic, physical attendance at the 2021 Annual General Meeting (AGM) was not possible, and shareholders could exercise their voting rights only through the Independent Proxy. Due to the challenging and unpredictable situation regarding COVID-19, the Board decided in December 2021 to also hold the 2022 AGM without shareholders being physically present.
If the Independent Proxy is appointed, shareholders can also give voting instructions on alternative or additional motions related to the agenda items either (i) following the recommendations of the Board for such alternative or additional motions, or (ii) opposing such alternative or additional motions. They can also abstain from voting.
Shareholders choosing not to receive the comprehensive invitation materials will be informed of upcoming General Meetings through a letter containing the login credentials to access the online platform as well as a reference to www.novartis.com/investors/shareholder-information/general-meetings, where all relevant information is available.
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
Powers
According to article 17 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following powers are vested exclusively in the General Meeting:
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

Board of Directors
Composition (as per December 31, 2021)ChairMAN: J. ReinhardtVice ChairMAN,lead independent Director: E. VanniN. AndrewsT. BuechnerP. BulaE. DohertyA. FudgeB. HellerF. van HoutenS. MoroneyA. von Planta1C. SawyersW. WintersAudit and Compliance CommitteeE. Doherty (Chair)T. BuechnerB. HellerF. van HoutenE. VanniCompensation CommitteeS. Moroney (Chair)P. BulaB. HellerE. VanniW. WintersGovernance, Nomination and Corporate Responsibilities CommitteeA. von Planta (Chair)A. FudgeC. SawyersE. VanniW. WintersRisk CommitteeT. Buechner (Chair)N. AndrewsE. DohertyA. von PlantaScience & Technology CommitteeJ. Reinhardt (Chair)N. AndrewsA. FudgeF. van HoutenS. MoroneyC. Sawyers1 Mr. von Planta will not stand for re-election at the 2023 AGM.
Changes to the Board of Directors
Srikant Datar, Board member since 2003, did not stand for re-election at the 2021 AGM following his appointment as dean of Harvard Business School in the US. Mr. Datar’s CV can be found in the 2020 Annual Report (page 136), available at www.novartis.com/media-library/novartis-annual-report-2020.
Election and term of office
Board members (including the Chairman) and Compensation Committee members are elected individually by shareholders at the General Meeting for a one-year term of office. The term of office expires at the end of the next AGM.
As adopted by the 2021 AGM, the previous age limit set forth in the Articles of Incorporation was replaced by a term limit. Accordingly, a member shall not serve on the Board for more than 12 years. Under special circumstances and if deemed to be in the best interest of the Company, the Board may recommend exceptions to the shareholders (see article 20, paragraph 3 of the Articles of Incorporation: www.novartis.com/investors/company-overview/corporate-governance).
The term limit supports our commitment to renew the Board on an ongoing basis. It also follows international best practice, which increasingly asks for an overall tenure of no more than 12 years. We believe age is still a relevant factor in Board composition, and the GNCRC will consider this and other factors – including gender, nationality and ethnicity – when evaluating candidates and exploring ways to increase Board diversity.
Succession planning
The Chairman, supported by the GNCRC, ensures effective succession plans for the Board, the CEO and the Executive Committee. These plans are discussed by the Board in private meetings. A search for a new Board member is launched – normally with the support of a professional executive search company – with individual selection criteria defined based on the evolving needs of the Company and a continuing focus on diversity. The set of competencies (further explained in “—Item 6.C Board practices—Board of Directors—Board skills”) is also an important criterion for the GNCRC when evaluating new candidates. Candidates are interviewed by the Chairman, members of the GNCRC, other Board members, and members of the Executive Committee. The GNCRC then makes a recommendation to the full Board, and the Board ultimately decides who should be proposed for election at the upcoming AGM.
The Board will propose to the shareholders Ana de Pro Gonzalo as new Board member for election at the 2022 AGM. Andreas von Planta already announced that he will not stand for re-election at the 2023 AGM. To ensure an orderly transition, the Board will also propose the re-election of Mr. von Planta by granting an exception pursuant to article 20, paragraph 3 of the Articles of Incorporation, as he will exceed the 12-year term limit introduced last year.

Independence
All Board members – including the Chairman – are non-executive and independent, pursuant to applicable corporate governance rules and Novartis independence criteria, which are outlined in Appendix II to the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In particular, no Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2021, or has a significant business relationship with Novartis AG or with any other Novartis Group company. Because all Board members are independent, no separate meetings of independent Board members were held in 2021.
Independence is assessed annually. Each Board member completes an independence questionnaire that is subject to review by the GNCRC. The GNCRC then submits a proposal to the full Board, and the Board determines the independence status of each Board member.
Diversity
Diversity of culture, experience and opinion is a key factor to success and Board effectiveness. A diverse Board ensures that the appropriate balance of skills, expertise and experience is represented to discharge responsibilities to shareholders, and helps create long-term value. We are continuously looking for opportunities to increase our Board diversity, including gender, age, nationality and ethnicity. The female representation on our Board currently amounts to 31%. The GNCRC is focused on achieving even greater diversity when identifying new Board member candidates.
Diversity profileNationality1pAmerican30%pSwiss30%pDutch12%pGerman12%pBritish8%pIrish4%pNew Zealander4%GenderpMale69%pFemale31%Agep556023%p616554%p>6523%Tenurep<3y23%p36y31%p79y23%p>9y23%1Please note that five Board members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
Board skills
Upon proposal by the GNCRC, the Board has determined a diverse set of competencies for its members that aligns with our status as a listed company as well as our business portfolio, geographic reach and culture. Based on this set of competencies, our Board members were asked to identify their most relevant skills highlighted by their educational background, professional experience and personal achievements.
The GNCRC assesses the set of competencies as well as the individual skills annually to ensure that an appropriate balance of skills, expertise, experience and diversity is represented on the Board.
To learn more about our Board members’ biographies and their individual skills, see “—Item 6.C Board practices—Board of Directors—Members of the Board of Directors.”
Board skill distributionMedicine/healthcare/R&D54%7/13Leadership/management 85%11/13Finance/accounting46%6/13Law/regulatory/risk management54%7/13Data/digital23%3/13Environmental, social 46%6/13and governance (ESG)

Members of the Board of Directors

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
• Board member, Banque Privée BCP (Suisse) SA, Switzerland (2009–2021)
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
Professional experience
• Executive vice president and chief scientific officer, Boston Children’s Hospital, US (December 2021–present)
• Dean emerita, Duke University School of Medicine, and vice chancellor emerita for academic affairs, Duke University, US (2017–2021)
• Dean, Duke University School of Medicine, and vice chancellor for academic affairs, Duke University, US (2007–2017)
• Professor of pediatrics, pharmacology and cancer biology, Duke University, US (2007–2021)
• Dean for basic sciences and graduate studies, Harvard Medical School, US (2003–2007)
• Director, Harvard/MIT M.D.-Ph.D. Program, US (1999–2003)
• Biomedical research investigator, Howard Hughes Medical Institute, US (1993–2006)
Mandates
• Board member, Maze Therapeutics Inc., US
• Board member and chair of the Science and Technology Committee, Charles River Laboratories International Inc., US
• Council member, National Academy of Sciences, US
• Former council member (2013–2019) and member, National Academy of Medicine, US
• Member of the executive committee of the Corporation, Massachusetts Institute of Technology, US
• Chair of the board, American Academy of Arts and Sciences, US
• Member of the Scientific Advisory Board, Dyne Therapeutics Inc., US
• Board member and former chair, Burroughs Wellcome Fund, US (2011–2019)
• Member of the Scientific Management Review Board, National Institutes of Health, US (2014–2019)
Education
• Doctor of medicine, Harvard Medical School, US
• Doctorate in biology, Massachusetts Institute of Technology, US
• Master of Science and Bachelor of Science in molecular biophysics and biochemistry, Yale University, US
Key skills
 Medicine/healthcare/R&D  Leadership/management
Ton Buechner
Board member since 2016 | Nationality: Dutch/Swiss | Year of birth: 1965
Ton Buechner is an engineer by training who started his career in the oil and gas construction industry. Before becoming the CEO of Sulzer AG, he held several divisional leadership roles at the company and worked in markets including Asia. Mr. Buechner most recently served as CEO and chairman of the executive board of AkzoNobel NV, where he introduced industry-leading ESG policies.
Professional experience
• CEO and chairman of the executive board, AkzoNobel NV, Netherlands (2012–2017)
• CEO, Sulzer AG, Switzerland (2007–2011)
• President, Sulzer Pumps, Switzerland (2003–2006)
• President, Sulzer Turbomachinery Services, Switzerland (2000–2002)
• Various managerial positions at Sulzer AG, China and Switzerland (1994–2000)
Mandates
• Chairman of the board of directors and the sustainability board, Swiss Prime Site AG, Switzerland
• Chairman of the board of directors and the Strategy and Sustainability Committee, Burckhardt Compression AG, Switzerland
• Advisor, Ammega, Switzerland
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
Key skills
 Leadership/management  Finance/accounting  Law/regulatory/risk management   Environmental, social and governance (ESG)

Patrice Bula
Board member since 2019 | Nationality: Swiss | Year of birth: 1956
Patrice Bula has 40 years of global management experience and is a leader in the consumer goods industry across established and emerging markets. He has served in various senior roles at Nestlé SA, including as general manager of its businesses in China, Germany and South Africa. Most recently, he successfully led the Nestlé Group’s brand strategies, digital marketing transformation and Nespresso business.
Professional experience
• Executive vice president and head of strategic business units, marketing, sales and Nespresso, Nestlé SA, Switzerland (2011–2021)
• Market head of the Greater China region, Nestlé SA, Switzerland (2007–2011)
• Market head of Germany, Nestlé SA, Switzerland (2003–2007)
• Head of the confectionery and biscuits strategic business unit, Nestlé SA, Switzerland (2000–2003)
• Various managerial positions at Nestlé SA, Switzerland (1980–2000)
Mandates
• Chairman, Froneri Lux Topco Sarl, Luxembourg
• Board member, Schindler AG, Switzerland
• Co-chairman (2020–2021) and board member (2015–2021), Cereal Partners Worldwide SA, Switzerland (Nestlé representative)
• Board member, Froneri Lux Topco Sarl, Luxembourg (Nestlé representative) (2016–2020)
• Board member, Bobst Group SA, Switzerland (2017–2019)
• Chairman, Blue Bottle Coffee Inc., US (Nestlé representative) (2017–2019)
• Chairman, Nestlé Nespresso SA, Switzerland (Nestlé representative) (2011–2019)
• Board member, Hsu Fu Chi Food Companies, China (Nestlé representative) (2011–2019)
Education
• Program for Executive Development, IMD business school, Switzerland
• Master’s degree in economic sciences, HEC Lausanne, Switzerland
Key skills
 Leadership/management  Finance/accounting  Data/digital
Elizabeth (Liz) Doherty
Board member since 2016 | Nationality: British/Irish | Year of birth: 1957 |

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
Mandates
• Board member and chair of the Audit Committee, Corbion NV, Netherlands
• Member of the supervisory board and chair of the Audit Committee, Royal Philips NV, Netherlands
• Advisor, Affinity Petcare SA and GB Foods SA, Spain
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
Mandates
• Board member, Northrop Grumman Corp., US
• Board member, Catalyst Partners Acquisition Corp., US
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
Board member since 2020 | Nationality: American | Year of birth: 1961
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
Mandates
• Board member, Integral Ad Science Inc., US
• Board member, Aramark, US
• Board member, Dexcom Inc., US
• Board member, Newman’s Own Inc., US
• Member of the board of trustees, Northwestern University, US
• Member of the advisory board, Kellogg School of Management at Northwestern University, US
• Board member, Shirley Proctor Puller Foundation, US
• Board member, Newman’s Own Foundation, US
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
Mandates
• Member of the steering committee, European Round Table for Industry (ERT), Belgium
• Chairman of the supervisory board, Erasmus Trust Foundation, Netherlands
• Chairman, Graduate Entrepreneur Foundation, Netherlands
• Chairman, NL2025 Foundation, Netherlands
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
Board member since 2020 | Nationality: German/New Zealander | Year of birth: 1959
As co-founder and CEO of MorphoSys AG, Simon Moroney played a central role in establishing the company as a force in the field of therapeutic antibodies, with one of the broadest pipelines of drug candidates in the industry. Mr. Moroney holds both a doctorate and a Master of Science in chemistry.
Professional experience
• Co-founder and CEO, MorphoSys AG, Germany (1992–2019)
• Research associate, Department of Pharmacology, University of Cambridge, UK (1991–1992)
• Assistant professor, Department of Chemistry, University of British Columbia, Canada (1989–1990)
Mandates
• Chairman of the board of directors and the Remuneration and Nomination Committee, Biotalys NV, Belgium
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
Mandates
• Board member, Helvetia Holding AG, Switzerland
• Member of the board of trustees, Novartis Foundation, Switzerland
• Vice chairman of the board of directors, A.P. Moller Finance SA, Switzerland
• Board member, Helvetia Schweizerische Lebensversicherungsgesellschaft AG, Switzerland
• Board member, Helvetia Schweizerische Versicherungsgesellschaft AG, Switzerland
• Chairman, HSBC Private Bank (Suisse) SA, Switzerland
• Chairman, HSBC Private Banking Holdings (Suisse) SA, Switzerland
• Board member, Socotab Frana SA, Switzerland
• Chairman of the regulatory board, SIX Swiss Exchange AG, Switzerland
• Board member, Burberry (Suisse) SA, Switzerland
• Chairman of the Audit Committee, International Road Transport Union, Switzerland
• Board member, Société Immobilière Quai Gustave Ador 50 SA, Switzerland
• Board member, Raymond Weil SA, Switzerland (2007–2018)
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
Mandates
• Board member, Standard Chartered Bank PLC, UK
• Member of the board of overseers, International Rescue Committee, UK
• Chair of the board of trustees, The Coronet Theatre, UK
• Commissioner, Independent Commission on Banking, UK (2010–2011)
Education
• Master of Business Administration, Wharton School of the University of Pennsylvania, US
• Bachelor’s degree in international relations, Colgate University, US
Key skills
 Leadership/management  Finance/accounting  Law/regulatory/risk management  Data/digital
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.

Self-assessment
The Board and its committees conduct a self-assessment once a year, covering topics including Board composition, purpose, scope and responsibilities; Board processes and governance; Board meetings and pre-reading material; team effectiveness; and Chairman and peer evaluation. Every third year, this process is conducted by an independent external consultant. This last happened in 2020 with the consulting firm Egon Zehnder.
Anonymous survey•Each Board member fills out an anonymous survey.•A report identifying key strengths and challenges is produced for the Board and its committees. Qualitative review•Based on the results, the Chairman and the committee chairs each lead a qualitative review with their colleagues and then with the entire Board. •In addition, the Board, without its Chairman, discusses the Chairman’s performance, and then provides him with feedback. Outcome•The last self-assessment of November 2021 determined that the Board and its committees are functioning effectively and efficiently. •The feedback confirmed that the Board has an open culture, fostering a broad range of viewpoints.•The results also identified key areas on which to focus, such as further development of the Group strategy, oversight of a range of challenging technology projects, and the impact on persistent pricing pressure in the US and Europe.
Trainings
Our Board receives regular briefings and trainings on ethics, risks and compliance, and other relevant topics. In 2021, each Board member completed the following e-learning courses:
• Diversity & Inclusion
• Adverse Events
• Fit to Commit, focusing on our ethical commitments around our Professional Practices Policy (P3), insider trading, data privacy, and digital engagement for personal use
Our Chief Legal Officer also provides regular updates to our Board members on developments related to insider trading laws and regulations, and annually briefs the members of the Board and the Executive Committee on their insider trading duties. In addition, the Company offers to its Board members a broad set of external trainings.
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

Board of DirectorsPrimary responsibilities•Strategy: decides on the ultimate direction of the Group’s business (including portfolio, markets, acquisitions and divestments)•Structure and organization: determines major changes in the Group’s structure and organization•Culture: oversees the strategy and implementation of the corporate culture •Ethics and compliance: oversees the Group’s ethics and compliance framework, including the approval of fundamental corporate policies such as the Novartis Code of Ethics•Risk management: oversees the Group’s risk management system, the most significant risks, and how these risks are managed•Finance: determines the Group’s accounting system, financial controls and financial planning; reviews and approves the Annual Report (including the Compensation Report)•People and organization: nominates or appoints, removes, and determines responsibilities of key executives, and succession planningKey activities in 2021Strategic priorities1•Oversaw the Company’s five strategic pillars and the strategic focus on certain therapeutic areas and technology platforms, key geographic areas and the generics businessp i e d s•Received a key strategy review for the US and China marketsp i e d s•Reviewed and discussed strategic considerations around mergers and acquisitions, and the Company’s larger strategic moves to drive sustainable growthp i e d s•Discussed and approved the divestment of the Company’s investment in Roche Holding AGe•Initiated a strategic review of Sandoz to maximize shareholder valuee s•Reviewed the Company’s ESG strategy, plans and developmentsp i e d s•Discussed the strategy on cybersecurity and how Novartis is prepared to respond in case of an incidenti e d•Discussed longer-term Board succession planning and required profiles, proposing one new Board member candidate to be elected at the 2022 AGMp•Discussed and reviewed the annual Board self-evaluationpMeetingsNumber of meetings held9Number of members13Approximate average duration (hours)5:15Meeting attendance99%The Board met nine times in 2021. This includes regular meetings in January, April, June, August, October and December, and additional special meetings to deal with ad hoc matters. Board committees typically meet the day before the meetings of the full Board. In response to the COVID-19 pandemic, the Board held virtual, hybrid and physical meetings, with participants joining in person when possible. J. Reinhardt (Chairman)9E. Vanni(Vice Chairman, Lead Independent Director)9N. Andrews9T. Buechner9P. Bula9E. Doherty9A. Fudge9B. Heller9F. van Houten9S. Moroney9A. von Planta9C. Sawyers8W. Winters9Documents•Articles of Incorporation of Novartis AG •Board Regulations www.novartis.com/investors/company-overview/corporate-governance1Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Audit and Compliance CommitteePrimary responsibilities•Supervises the external auditor, and selects and nominates the external auditor for election by the shareholders (FD)**•Oversees Internal Audit (FD)**•Oversees accounting policies, financial controls, and compliance with accounting and internal control standards (FD)**•Approves financial statements for the first three quarters of each calendar year and the corresponding financial results releases (FD)**, and reviews the annual financial statements and the corresponding financial results releases (FBA)***•Oversees internal control and compliance processes and procedures (FD)**•Oversees compliance with laws, regulations and internal policies falling into its subject matter expertise (FD)**Key activities in 2021Strategic priorities3•Closely monitored and followed up on the external auditor transition process for the nomination and election of KPMG AG (“KPMG”) at the 2022 AGM1e•Evaluated the performance of the external auditor PricewaterhouseCoopers AG (PwC) during 2021e•Reviewed the accounting and financial reporting, focusing in particular on those areas involving significant risk or judgmente•Received reports and updates from Internal Audit; Quality; Ethics, Risk & Compliance; the SpeakUp Office; Health, Safety & Environment; Tax (particularly on G7 tax proposals); and Legal, and discussed progress on identifying and remedying the root causes of issuesp e sMeetingsNumber of meetings held8Number of members5Approximate average duration (hours)2:13Meeting attendance100%E. Doherty(Chair, Audit Committee Financial Expert)8T. Buechner8B. Heller26F. van Houten26E. Vanni8Documents•Board Committees Charter, Appendix I to the Board Regulationswww.novartis.com/investors/company-overview/corporate-governance*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval1See “—Item 6.C Board practices—Auditors—Auditor tender process”2Ms. Heller and Mr. von Houten became members of the Audit and Compliance Committee after the 2021 AGM and have attended all Audit and Compliance Committee meetings since that time.3Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Compensation CommitteePrimary responsibilities•Designs, reviews and recommends to the Board the compensation policies and programs (FBA)***•Advises the Board on the compensation of Board members and of the CEO (A/P)*•Decides on the compensation of Executive Committee members (FD)**•Prepares the Compensation Report and the Say-on-Pay brochure, and submits them to the Board for approval (FBA)***Key activities in 2021 Strategic priorities2•Made decisions relating to Executive Committee compensation during the yearp•Determined the critical performance measures (including financial, strategic, operational, innovation and ESG) to be considered in the 2021 incentive plan targetsp i e d s•Reviewed the achievement of incentive plan targets for the Executive Committee membersp s•Reviewed shareholder and proxy advisor feedback related to Novartis compensation practices and disclosuresp s•Reviewed options for streamlining the Novartis Compensation Reports•Proposed appropriate peer companies for comparisons of board and executive committee compensation, and assessed the Company’s level of compensation against the peer groupp s•Reviewed incentive plan rules to secure pay-for-performance alignment while preserving market competitivenessp eMeetingsNumber of meetings held7Number of members5Approximate average duration (hours)2:05Meeting attendance100%S. Moroney (Chair)16P. Bula7B. Heller7E. Vanni7W. Winters7Documents•Board Committees Charter, Appendix I to the Board Regulationswww.novartis.com/investors/company-overview/corporate-governance*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval1Mr. Moroney was elected at the 2021 AGM as a new member of the Compensation Committee and designated by the Board as Chair. Mr. Moroney has attended all Compensation Committee meetings since his election. For the period from the 2020 AGM to the 2021 AGM, Mr. Moroney attended all Compensation Committee meetings as a permanent guest.2Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Governance, Nomination and Corporate Responsibilities CommitteePrimary responsibilities•Oversees the Company’s strategy, governance and progress on ESG, global health and corporate responsibility (FBA)***•Recommends to the Board corporate governance best practices (FBA)***•Reviews periodically the Articles of Incorporation and Board Regulations (FD)**•Reviews regularly the composition and size of the Board and its committees (FBA)***•Identifies new Board member candidates and recommends to the Board whether existing Board members should stand for re-election (FBA)***•Prepares and reviews succession plans for the Chairman, the Vice Chairman, the Lead Independent Director, Board members, committee members and chairs, and the CEO (FBA)***•Reviews annually the independence of each Board member (FBA)***•Reviews directorships and agreements of Board members for conflicts of interest, and deals with conflicts of interest (FBA)***Key activities in 2021Strategic priorities2•Evaluated progress on sustainability at Novartis, focusing on material ESG factors, strategy and corresponding short- and mid-term ESG targets, and ways to further enhance Novartis ESG efforts p i e d s•Received updates on the priorities and activities of the ESG Management Officep i e d s•Reviewed progress on access-to-medicine and global health targetse s•Received updates on environmental sustainability and reviewed progress on the Company’s carbon strategy and targets for Scope 1, 2 and 3 emissions as well as its objectives regarding waste reduction and water consumptione s•Received an update on key patient engagement achievements in 2021 and discussed the priorities going forwardi e s•Assessed ESG rating agency scores and identified potential for further improvements•Received updates on ESG and governance roadshows held in 2021 as well as the 2021 ESG Investor Dayp i e d s•Evaluated the 2021 AGM held without physical shareholder attendance in response to the COVID-19 pandemics•Discussed and recommended to the Board an amendment to the Board Regulations to better reflect the Board’s evolving role and responsibilities in sustainability and ESG mattersp i e d s•Regularly discussed the composition of, and the succession for, the Board and its committees p•Reviewed the skills matrix and independence of the BoardpMeetings Number of meetings held3Number of members5Approximate average duration (hours)2:08Meeting attendance100%A. von Planta(Chair)13A. Fudge3C. Sawyers3E. Vanni3W. Winters3Documents• Board Committees Charter, Appendix I to the Board Regulationswww.novartis.com/investors/company-overview/corporate-governance*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval1At the 2022 AGM, Mr. von Planta will step down as Chair and remain a member of the Governance, Nomination and Corporate Responsibilities Committee. The Board has designated Patrice Bula as Mr. von Planta’s successor in the role of Chair.2Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Risk CommitteePrimary responsibilities•Oversees the risk management system and processes (FBA)***•Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management (FBA)***•Performs deep dives into key risk areas and fosters a culture of smart risk-taking (FBA)***Key activities in 2021 Strategic priorities1•Received updates on Enterprise Risk Management mitigation measures and resultse•Reviewed the risks associated with research and development (R&D), and the mitigation measures in placei e•Reviewed the NTO risk management system to ensure the highest manufacturing and product quality standards i e s•Evaluated the risks associated with the Choice with Responsibility working model in response to the COVID-19 pandemic, with the aim to build upon positive trendsp e s•Analyzed the IT landscape and the remediation processes in place e d•Analyzed and discussed the business risks and opportunities associated with the US and China marketsp i e d s•Evaluated risks and opportunities for Sandozi e•Received an overview of the top three public affairs risks and the mitigation measures in placee s•Evaluated and discussed enterprise data governance and managemente dMeetingsNumber of meetings held4Number of members4Approximate average duration (hours)2:12Meeting attendance100%T. Buechner(Chair)4N. Andrews4E. Doherty4A. von Planta4Documents•Board Committees Charter, Appendix I to the Board Regulationswww.novartis.com/investors/company-overview/corporate-governance*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval1 Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Science & Technology CommitteePrimary responsibilities•Monitors emerging scientific, data-related, technological and research trends and issues, and brings recommendations to the Board (FBA)***•Periodically informs the Board about critical developments for the success of the portfolio and for scientific, technological and research activities as well as benchmarking (A/P)*•Assists the Board with setting the Company’s strategy for science, data, technology and research (A/P)*•Assists the Board with oversight and evaluation of the performance of the Company’s scientific, technologicaland R&D activities (FBA)***•Reviews performance and proposed targets in the area of science, technology and research (FD)**•Reviews such other matters in relation to science, data, technology and research as the committee may, in its own discretion, deem desirable in connection with its responsibilities (A/P)*Key activities in 2021 Strategic priorities1•Reviewed the emergence of new categories of patient-derived data and their applications to drug discovery, development and commercializationi e d•Received an external assessment of the portfolio and productivity of Novartis R&D, and discussed the implications for future R&D strategy i •Discussed the Novartis R&D pipeline overall, and conducted an in-depth review of top priority programsi eMeetingsNumber of meetings held2Number of members6Approximate average duration (hours)7:37Meeting attendance100%J. Reinhardt(Chair)2N. Andrews2A. Fudge2F. van Houten2S. Moroney2C. Sawyers2Documents•Board Committees Charter, Appendix I to the Board Regulationswww.novartis.com/investors/company-overview/corporate-governance*A/P = advisory or preparatory task**FD = fully delegated task***FBA = task subject to final Board approval1Strategic priorities: pUnleash the power of our peopleiDeliver transformative innovationeEmbrace operational excellencedGo big on data and digitals Build trust with society

Chairman
The Chairman leads the Board to represent the interests of all stakeholders and ensures an appropriate balance of power between the Board and the Executive Committee. In this role, the Chairman:
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
Vice Chairman
The Vice Chairman has the following responsibilities:
• Leads the Board in case and as long as the Chairman is incapacitated
• Leads the yearly session of the Board members to evaluate the performance of the Chairman, during which the Chairman is not present
The Vice Chairman also provides advice and support to the Chairman.
Lead Independent Director
To support adequate control mechanisms, the Board Regulations outline the role of the Lead Independent Director. The Lead Independent Director has the following responsibilities:
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
The Board appointed Enrico Vanni as Vice Chairman and Lead Independent Director (combined role) effective as of January 1, 2021.
Honorary Chairmen
Alex Krauer and Daniel Vasella were appointed Honorary Chairmen in recognition of their significant achievements on behalf of Novartis.
On December 5, 2021, Mr. Krauer passed away at the age of 90. Mr. Krauer, chairman of Ciba-Geigy from 1987 to 1996, was a driving force behind the merger between Ciba-Geigy and Sandoz to create Novartis in 1996. After the merger, he served as Chairman of the Board of Directors of Novartis until 1999, when he was appointed Honorary Chairman.
Honorary Chairmen are not provided with Board documents and do not attend Board meetings.
Mandates outside the Novartis Group
According to article 34, paragraph 1 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following limitations on mandates apply:
Maximum number of mandates

Mandates	10

Other listed companies [1]	4

[1] Holding a chair position of the board of directors in other listed companies counts as two mandates.
According to article 34, paragraph 3 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following mandates are not subject to the above-mentioned limitations:
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

Executive Committee

Composition (as per December 31, 2021)Vasant (Vas) NarasimhanChief Executive OfficerJames (Jay) BradnerPresident of the Novartis Institutesfor BioMedical Research (NIBR)Karen L. HaleChief Legal OfficerHarry KirschChief Financial OfficerRobert (Rob) KowalskiChief People & Organization OfficerSteffen LangGlobal Head of NovartisTechnical Operations (NTO)Klaus MoosmayerChief Ethics, Risk & Compliance OfficerRichard SaynorChief Executive Officer of SandozSusanne SchaffertPresident of Novartis OncologyJohn TsaiHead of Global Drug Developmentand Chief Medical OfficerMarie-France TschudinPresident of Novartis PharmaceuticalsRobert WeltevredenHead of Customer &Technology Solutions (CTS)
Changes to the Executive Committee
Bertrand Bodson, Chief Digital Officer of Novartis since 2018, stepped down from his role following the decision to merge the Digital function with NBS to form the new CTS unit, effective February 1, 2021. Shannon Thyme Klinger, Chief Legal Officer of Novartis since 2018, stepped down from her role as of March 15, 2021. From March 15, 2021, until May 14, 2021, Thomas Kendris, Global Head Litigation and US Country President, served as ad interim Chief Legal Officer but was not a member of the Executive Committee. Karen L. Hale became Chief Legal Officer of Novartis effective May 15, 2021. Steven Baert, Chief People & Organization Officer of Novartis since 2014, stepped down from his role as of June 30, 2021. From July 1, 2021, until August 31, 2021, Vicki Rawlinson, Head of People & Organization for Novartis in the US, served as ad interim Chief People & Organization Officer but was not a member of the Executive Committee. Robert (Rob) Kowalski became Chief People & Organization Officer of Novartis effective September 1, 2021. The CVs of the former members of the Executive Committee can be found in the 2020 Annual Report (pages 151 and 152), available at www.novartis.com/media-library/novartis-annual-report-2020.
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

Diversity
The composition as of December 31, 2021, in terms of nationality, gender, age and length of tenure, is shown in the following charts:
Diversity profileNationality1pAmerican42%pGerman25%pSwiss17%pBritish8%pDutch8%GenderpMale75%pFemale25%Agep45–5025%p>5075%Tenurep<2 y17%p2–4 y66%p>4 y17%1Please note that two Executive Committee members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
Mandates outside the Novartis Group
According to article 34, paragraph 2 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following limitations on mandates apply:
Maximum number of mandates

Mandates	6

Other listed companies [1]	2

[1] Holding a chair position of the board of directors in other listed companies is not allowed.
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
Mandates
• Member, National Academy of Medicine, US
• Board member, African Parks Network, South Africa
• Committee member, Biopharmaceutical CEOs Roundtable (BCR), International Federation of Pharmaceutical Manufacturers & Associations (IFPMA), Switzerland
• Member of the board of fellows, Harvard Medical School, US
• Board member and treasurer, Pharmaceutical Research and Manufacturers of America (PhRMA), US
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
Education
• Doctor of medicine, University of Chicago Pritzker School of Medicine, US
• Bachelor’s degree in biochemistry, Harvard University, US
• Postdoctoral training in chemistry and chemical biology, Harvard University, US
• Fellowship in medical oncology and hematology, Dana-Farber Cancer Institute, US
• Residency in medicine, Brigham and Women’s Hospital, US
Karen L. Hale
Chief Legal Officer of Novartis since May 15, 2021 | Nationality: American | Year of birth: 1968
Professional experience
• Vice president, deputy general counsel, AbbVie Inc., US (2019–2021)
• Vice president, chief ethics and compliance officer, AbbVie Inc., US (2013–2019)
• Vice president, litigation and legal specialty operations, AbbVie Inc., US (2013)
• Divisional vice president, commercial litigation, Abbott Laboratories, US (2006–2012)
• Began practicing law in 1994 and joined Abbott in 1997
Education
• Bar memberships: Illinois and Virginia, US
• Juris doctor, William & Mary Law School, US
• Bachelor’s degree in economics, Duke University, US
Harry Kirsch
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
Mandates
• Represented Novartis on the board of GlaxoSmithKline Consumer Healthcare Holdings Ltd. (2015–2018)
Education
• Diploma degree in industrial engineering and economics, University of Karlsruhe, Germany

Robert (Rob) Kowalski
Chief People & Organization Officer of Novartis since September 1, 2021 | Nationality: American | Year of birth: 1968
Professional experience
• Executive Vice President and Global Head of Regulatory Affairs (2018–2021), and US Head of Global Drug Development (2009–2015 and 2017–2021), Novartis Pharmaceuticals Corporation, US
• Ad interim President, Novartis Corporation, US (March–May 2021)
• Ad interim Head of Global Drug Development and Chief Medical Officer, Novartis AG, Switzerland (February–April 2018)
• Senior Vice President and Head of Regulatory Affairs, Novartis Pharmaceuticals Corporation, US (2009–2015 and 2017–2018)
• Senior Vice President and Head of Regulatory Affairs, Novartis Pharma AG, Switzerland (2015–2017)
• Global Head of Country Medical Development, Novartis Pharmaceuticals Corporation, US (2010–2011)
• Previously held regulatory leadership roles at Schering-Plough Corporation (now Merck) and Pharmacia Corporation (now Pfizer)
Mandates
• Member of the advisory board, Industry Pharmacists Organization, US
Education
• Doctor of pharmacy, University of Wisconsin-Madison, US
• Bachelor of Science in pharmaceutical sciences, University of Wisconsin-Madison, US
Steffen Lang, Ph.D.
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
Mandates
• Board member, SwissHoldings, the Swiss federation representing Swiss-based multinational companies, Switzerland
• Co-chair, B20 Integrity & Compliance Task Force under the G20 presidency of Indonesia (2022)
• Vice chair, Business at OECD (BIAC) executive board, Paris
• Member of the advisory panel, Pharmaceutical Supply Chain Initiative, US
• Co-founder and board member, European Chief Compliance and Integrity Officers’ Forum
• Co-chair, B20 Integrity & Compliance Task Force under the G20 presidency of Italy (2021)
• Chair of the Anti-Corruption Committee of the Business and Industry Advisory Committee (BIAC), Organization for Economic Co-operation and Development (OECD), Paris (2013–2020)
• Co-chair, B20 Integrity & Compliance Task Force under the G20 presidency of Saudi Arabia (2020)
• Co-chair, B20 Integrity & Compliance Task Force under the G20 presidency of Argentina (2018)
• Chair, B20 Integrity & Compliance Task Force under the G20 presidency of Germany (2017)
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
Mandates
• Board member, IMD Foundation, Switzerland
• Board member, AXA, France
Education
• Master of Business Administration, IMD business school, Switzerland
• Bachelor of Science, Georgetown University, US
Robert Weltevreden
Head of Customer & Technology Solutions (CTS) for Novartis since February 1, 2021 | Nationality: Dutch | Year of birth: 1969
Professional experience
• Head of Novartis Business Services (NBS), Novartis AG, Switzerland (2018-2021)
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

Information and control systems

The Board’s information and control systems vis-à-vis management include a steady flow of information from senior management; monthly financial reports; a comprehensive and integrated risk management framework; an integrated assurance framework; and the independent evaluation of our risk management and internal control framework by Internal Audit, a function of Novartis Business Assurance & Advisory (NBAA) (see “Item 15. Controls and Procedures”).
Information from senior management
The Board ensures that it receives sufficient information from the Executive Committee through:
• Monthly CEO reporting (including detailed written updates from each division and business unit head), frequent communications from the CEO on current developments, and a yearly presentation
• Executive Committee meeting minutes
• Regular meetings/teleconferences by the Board and/or Board committees with the CEO and/or other members of the Executive Committee (e.g., the CFO, the Chief Legal Officer, the Chief Ethics, Risk & Compliance Officer), and regular meetings/teleconferences with senior management (e.g., the Global Head of NBAA and Head of Internal Audit)
• Information from Executive Committee members or other Novartis employees, and visits to Novartis sites
To get an outside view, the Board and/or Board committees occasionally invite external advisors (e.g., the independent advisor of the Compensation Committee, the external auditor) to attend a meeting and/or represent a specific topic.
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

Risk management
Overview
At Novartis, our continued success depends on our ability to manage risk. Our Board has ultimate oversight of the Enterprise Risk Management (ERM) system and regularly reviews the most significant risks and how these risks are managed. As further explained below, the Board is supported by its committees. Furthermore, our Internal Audit function provides an independent evaluation of risk management (see “—Item 6.C Board practices—Information and control systems—Novartis Business Assurance & Advisory”).
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
• Ensures that Internal Audit plans are aligned with key risks and that the function provides independent assurance and insights around these risks
• Works closely with the Risk Committee to minimize gaps in risk coverage
• Reviews the integrated assurance report with the Chief Ethics, Risk & Compliance Officer and the Global Head of NBAA and Head of Internal Audit
• Receives a biannual presentation from the Chief Ethics, Risk & Compliance Officer
• Receives a quarterly presentation from the Global Head of NBAA and Head of Internal Audit on the progress of the risk-based audit plan and key insights from audit and advisory activities
• Pays particular attention to financial risk
• Has closed sessions individually with the Global Head of NBAA and Head of Internal Audit and, upon request, with the Chief Ethics, Risk & Compliance Officer
Compensation committee
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
• Governs the Novartis Code of Ethics
• Provides an integrated ERM framework (further described in the following section)
• Governs the global compliance program within Novartis
• Administers the Enterprise Policy Management and global Internal Controls framework
SENIOR LEADERS OF DIVISIONS, ORGANIZATIONAL UNITS AND GROUP FUNCTIONS, AT ALL LEVELS
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
The Ethics, Risk & Compliance (ERC) function provides an integrated ERM framework to obtain a holistic view of Company risks and drive a culture of smart risk-taking. Under the leadership of the Chief Ethics, Risk & Compliance Officer, the Risk & Resilience team is responsible for the overall ERM process. This process covers, but is not limited to covering, risks associated with:
• The research, development, manufacturing, marketing and sales of products
• Finance; taxes; intellectual property; compliance with law and regulations; security; product safety; human resources; and health, safety and environmental protection
• Business objectives and strategies, including mergers and acquisitions
• External factors such as the social, political and economic environment
The ERM process continued to evolve in 2021. The Risk & Resilience team conducted risk workshops and collaborated with all risk assurance/monitoring functions to identify key risks across the Company. Each Novartis unit organized a focused risk workshop at the leadership team level. In parallel, risk workshops were held in the top 11 countries (by revenue) and in certain focus markets. Once key risks were identified, mitigation action plans were created to effectively address them. The findings from these workshops were consolidated into the Novartis Risk Compass, which enables senior management, the Executive Committee and the Board to focus discussions on key risks and more closely align our corporate strategy with our risk exposure and ways of working.
In 2021, we further matured our ERM framework within the Novartis Risk & Resilience organization, developed additional risk management trainings, and integrated other critical risk management functions (like Third-Party Risk Management) into the Risk & Resilience department. Furthermore, a new team was established to coordinate and harmonize monitoring activities across the Company. The Enterprise Policy Management and Internal Control teams are progressing as planned to generate a holistic framework.

Novartis Business Assurance & Advisory
NBAA brings together the independent functions of Global Security and Internal Audit, with Quality, Data Analytics, Operations and Strategy (QDOS) as their support and excellence function. It provides the business, management and Board with protection, independent advice and assurance so Novartis can better manage risks and opportunities, make more informed decisions, and achieve its objectives. NBAA also proactively shares insights through learnings from audits, advisories, reviews, investigations and anti-counterfeit activities to enable the business to better detect and address emerging risks, trends and developments.
SpeakUp Office
Our SpeakUp Office provides a safe place for employees to report potential misconduct. They have the option to do so anonymously. The SpeakUp Office moved from NBAA to ERC in 2021 to further support an integrated and holistic compliance system.
Internal Audit
The purpose of Internal Audit is to assist the Board and the Executive Committee in discharging their governance responsibilities by providing independent assurance and advice on the effectiveness, efficiency and adequacy of processes and controls that support Novartis in achieving its objectives, managing its major risks, and ensuring compliance with applicable policies, laws and regulations. The Internal Audit function executes the risk-based annual audit plan approved by the Audit and Compliance Committee (ACC) at the Group and entity levels, and reports the results to the audited units, the Executive Committee and the ACC (in the form of formal quarterly updates).
Potential material irregularities are escalated to the ACC and to the SpeakUp Office for triage and possible investigation, and action plans are developed together with the audited units. Moreover, Internal Audit conducts follow-up for high-risk findings prior to the due date for remediation actions. Overdue high-risk findings are reported to the ACC on a quarterly basis. If the audit opinion is “needs major improvement,” a follow-up audit takes place the next year. Audit findings and action plans are stored and monitored in a single application to enable efficient follow-up.
In 2021, a larger proportion of the plan was focused on assurance in comparison to 2020, with good coverage of ERM Group risks as well as emerging topics including digital, gene therapies and business continuity management. More flexibility and agility were built into the plan, meaning Internal Audit could respond to new risks and business requests throughout the year, adding ten new engagements and progressing toward its real-time assurance aspiration. The following outlines the number of audits, internal reviews and advisories performed in 2021, and key topics repeatedly observed.
2021 Internal Audit Activities and observationsaudits 46internal reviews 10advisories14Recurring observations relate to:Data governance and management;oversight of digital initiativesThird-party management, including subcontracting oversightDesign of some commercial and R&D processes, and cross-functionalcollaboration over complex programs, such as Enterprise Resource Planning (ERP) implementationPatient support program, including monitoringof external service providers
Internal Audit performed 100% of planned activities (equating to 70 engagements) in 2021, most conducted remotely, despite the obstacles created by COVID-19. These engagements comprised 46 audits, 14 advisories and 10 internal reviews covering the entire value chain of Novartis and key strategic and operational risks. Internal Audit has developed a hybrid model for engagement delivery, choosing between remote and in-person auditing based on the engagement scope and COVID-19 situation within the audited entity.
NBAA and ERC continue to work toward integrated assurance by improving collaboration across all Novartis risk and assurance/monitoring providers. This includes the coordination of internal plans; alignment on terminology (e.g., root cause analysis) and risk areas; development of the integrated assurance map with aligned messaging and reporting; and increased communication around potential issues and risks. On a quarterly basis, to increase the level of assurance provided, NBAA reports to the ACC and the Executive Committee on key insights from all risk and monitoring functions, including key risks identified, emerging trends and monitoring coverage, comparing it with the Internal Audit insights.
Global Security
Global Security proactively collects and shares threat intelligence to protect Novartis from situations that may compromise the safety of people, products and assets, and the reputation of our organization. Global Security protects patients from counterfeit products and, as part of the SpeakUp process, performs fair and timely investigations into high-risk cases of alleged internal misconduct. It also provides personal security advice and support for Novartis executives and other employees with utmost discretion.
NBAA leadership
Our Global Head of NBAA and Head of Internal Audit reports administratively to the CEO, and functionally to the Chair of the ACC, and meets with the latter and the Chairman at least quarterly. She is a standing guest at the Executive Committee meetings. She has full access to the ACC and the Chairman, and confirms the organizational independence of the Internal Audit function annually to the ACC.

Auditors

Duration of the mandate and terms of office
On behalf of the Board, the ACC selects and nominates an independent auditor for election at the AGM. PwC assumed its existing auditing mandate for Novartis in 1996. Claudia Benz, auditor in charge, began serving in her role in 2021, and Kris Muller, global relationship partner, began serving in her role in 2019. The ACC together with PwC ensure that these partners are rotated at least every five years.
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
The external auditor is required to report periodically to the ACC about the scope of the services it has provided to the Group and the fees for the services it has performed to date. PwC fees for professional services related to the 12-month periods ended December 31, 2021, and December 31, 2020, are as follows:
	2021 USD million	2020 USD million

Audit services	22.2	20.5

Audit-related services	1.5	1.4

Tax services	0.1	0.4

Other services	1.4	1.2

Total	25.2	23.5

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
Information to the Board and the ACC
The ACC, acting on behalf of the Board, is responsible for overseeing the activities of the external auditor. In 2021, this committee held eight meetings. PwC was invited to all of these meetings to attend the discussions on auditing matters and any other matters relevant to its audit.
The ACC recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2021. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
The ACC regularly evaluates the performance of the external auditor and, based on this, once a year determines whether the external auditor should be proposed to the shareholders for re-election. To assess the performance of the external auditor, the ACC holds private meetings with the CFO and the Global Head of NBAA and Head of Internal Audit and, if necessary, obtains an independent external assessment. Criteria applied for the performance assessment of the external auditor include an evaluation of its technical and operational competence; its independence and objectivity; the sufficiency of the resources it has employed; its focus on areas of significant risk to Novartis; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the ACC, the Internal Audit function and management.
Once a year, the auditor in charge and the global relationship partner report to the Board on the external auditor’s activities during the current year and on the audit plan for the coming year.
On an annual basis, the external auditor provides the ACC with written disclosures required by the US Public Company Accounting Oversight Board, and the committee and the external auditor discuss the external auditor’s independence from Novartis.

Auditor tender process
In April 2020, upon proposal by the ACC, the Board decided to invite several audit firms, including PwC, to participate in a tender process that would lead to the selection of an external auditor to be proposed for election at the 2022 AGM. The audit tender was conducted through a fair, transparent and balanced process according to defined selection criteria under a strong governance structure, ensuring that all audit firms had equal access to management and information. Based on the results of this tendering process, the ACC shortlisted two firms and, based on the assessment of those two firms against the selection criteria, the Board decided to propose to the shareholders at the 2022 AGM the election of KPMG as the external auditor commencing for the 2022 financial year. If KPMG is elected as our new external auditor at the 2022 AGM, PwC’s mandate as our external auditor will end at the conclusion of the 2022 AGM, and KPMG will serve as our external auditor for the 2022 financial year.

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
Novartis publishes press releases related to financial results and material events to the US Securities and Exchange Commission (SEC) via Form 6-K. An archive containing annual reports, US SEC Form 20-F, quarterly results releases and all related materials – including presentations and conference call webcasts – is available at www.novartis.com/investors.
Novartis also publishes a Novartis in Society Integrated Report, available at www.reporting.novartis.com, which highlights progress on the Company’s five strategic priorities and describes how Novartis creates value for diverse stakeholders. The Novartis in Society Integrated Report has been prepared in accordance with the Global Reporting Initiative (GRI) Standards: Core option, and fulfills the Company’s reporting requirement as a signatory of the United Nations Global Compact.
The information on Board and Executive Committee compensation is outlined in the Compensation Report (see “—Item 6.B Compensation” in general, and for certain compensation information with respect to our Board that is responsive to Item 6.C.2 of Form 20-F, see “—Item 6.B Compensation—2021 Board compensation—Philosophy and benchmarking”). Please also refer to articles 29-35 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance). There are no change-of-control and “golden parachute” clauses benefiting Board members, Executive Committee members, or other members of senior management. Employment contracts with Executive Committee members are either for a fixed term not exceeding one year or for an indefinite period with a notice period not exceeding 12 months, and do not contain commissions for the acquisition or transfer of enterprises or severance payments. No loans or credits are granted to Board and Executive Committee members.
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
Website information
Topic	Information

Share capital	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance Novartis key share data www.novartis.com/investors/share-data-analysis

Shareholder rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance

Annual General Meeting of Shareholders	Annual General Meeting of Shareholders www.novartis.com/investors/shareholder-information/annual-general-meeting

Board Regulations	Board Regulations www.novartis.com/investors/company-overview/corporate-governance

Novartis code for senior financial officers	Novartis Code of Ethical Conduct for CEO and Senior Financial Officers www.novartis.com/investors/company-overview/corporate-governance

Novartis in Society Integrated Report	Novartis in Society Integrated Report www.reporting.novartis.com

Novartis financial data	Novartis financial data www.novartis.com/investors/financial-data

Press releases	Press releases www.novartis.com/news/news-archive?type=media_release Free email service www.novartis.com/news/stay-up-to-date

Additional information (including Novartis investor event calendar, registered office, contact and email addresses, phone numbers, etc.)	Novartis Investor Relations www.novartis.com/investors

Quiet periods

According to our Global Insider Policy, employees who have access to material non-public information on a regular basis are designated as Continuing Insiders and are banned from trading in Novartis securities during quiet periods. Limited exemptions for the expiry of options or warrants within a quiet period apply. Our quarterly quiet periods commence at the beginning of the last trading day of each calendar quarter and end at the beginning of the first trading day after the subsequent release of the quarterly and/or annual results.
In 2021, the following quiet periods applied:
• December 30, 2020, until (and including) January 26, 2021
• March 31, 2021, until (and including) April 27, 2021
• June 30, 2021, until (and including) July 21, 2021
• September 30, 2021, until (and including) October 26, 2021
• December 30, 2021, until (and including) February 2, 2022

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past three years.
For the year ended December 31, 2021 (full-time equivalents)	Marketing and sales	Production and supply	Research and development	Customer & Technology Solutions[1]	General and administration	Total

USA	6 074	1 938	5 324	879	654	14 869

Canada and Latin America	3 116	1 426	510	1 116	370	6 538

Europe	15 163	17 630	10 307	5 108	2 613	50 821

Asia/Africa/Australasia	16 927	3 570	4 812	5 696	1 090	32 095

Total	41 280	24 564	20 953	12 799	4 727	104 323

For the year ended December 31, 2020 (full-time equivalents)	Marketing and sales	Production and supply	Research and development	Customer & Technology Solutions[1]	General and administration	Total

USA	5 978	2 954	5 554	636	820	15 942

Canada and Latin America	3 405	1 286	504	928	401	6 524

Europe	16 066	18 628	10 043	4 506	2 852	52 095

Asia/Africa/Australasia	17 240	3 346	4 537	4 991	1 119	31 233

Total	42 689	26 214	20 638	11 061	5 192	105 794

For the year ended December 31, 2019 (full-time equivalents)	Marketing and sales	Production and supply	Research and development	Customer & Technology Solutions[1]	General and administration	Total

USA	5 360	2 830	5 412	614	763	14 979

Canada and Latin America	3 396	838	480	864	397	5 975

Europe	16 395	19 386	9 988	4 352	2 666	52 787

Asia/Africa/Australasia	17 455	3 163	4 296	4 233	1 026	30 173

Total	42 606	26 217	20 176	10 063	4 852	103 914

[1] relates to full-time equivalent employees from our Customer & Technology Solutions (formerly named Novartis Business Services) organizational unit.
A significant number of our employees are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share ownership

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—2021 Executive Committee compensation—Additional disclosures for the CEO and other Executive Committee members—Shares, ADRs and other equity rights owned by Executive Committee members at December 31, 2021” and under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—2021 Board compensation—Additional disclosures—Shares, ADRs and share options owned by Board members” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements—Note 26. Equity‑based participation plans for associates,” which is incorporated by reference.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

Novartis shares are widely held. As of December 31, 2021, Novartis had approximately 186 000 shareholders listed in the Novartis Share Register, representing approximately 66.3% of issued shares. Based on the Novartis Share Register and excluding treasury shares, approximately 46.2% of the shares registered by name were held in Switzerland, and approximately 23.6% were held in the US. Approximately 15.1% of the shares registered in our share register were held by individual investors, while approximately 35.7% were held by legal entities (excluding 4.0% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries), and 49.2% were held by nominees, fiduciaries and the ADS depositary.
Based on our share register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.
The tables below set forth information with respect to our major shareholders according to our share register as of December 31, 2021, excluding 4.0% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries. The following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote all their Novartis shares based on an exemption granted by the Board of Directors:
		% of respective share capital beneficially owned as of:

	Ordinary shares beneficially owned as of Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019

Shareholders registered for their own account:
Emasan AG, Basel, Switzerland	89 135 960	3.7	3.6	3.5

Novartis Foundation for Employee Participation, Basel, Switzerland [1]	-	<2.0	<2.0	2.1

UBS Fund Management (Switzerland) AG, Basel, Switzerland	55 730 682	2.3	2.3	2.1

Credit Suisse Funds AG, Zurich, Switzerland	50 012 984	2.1	2.0	<2.0

[1] The Novartis Foundation for Employee Participation (the "Employee Foundation") is a special purpose entity that was founded by, but is independent from, Novartis.
		% of respective share capital held as of:

	Ordinary shares held as of Dec 31, 2021	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019

Shareholders registered as nominees:
Chase Nominees Ltd., London, England	213 861 528	8.8	9.6	10.4
The Bank of New York Mellon, New York, NY	72 781 460	3.0	3.4	3.8
Through The Bank of New York Mellon, Everett, MA	38 915 733	1.6	1.7	2.0
Through The Bank of New York Mellon, New York, NY	25 990 663	1.1	1.2	1.2
Through The Bank of New York Mellon, SA/NV, Brussels, Belgium	7 875 064	0.3	0.5	0.6
Nortrust Nominees Ltd., London, England	102 224 686	4.2	4.2	3.9

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York, NY	269 889 074	11.1	11.7	12.5

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.1% of the share capital of Novartis AG, or 50 487 229 shares, as of December 31, 2021, but was not registered in our share register as of December 31, 2021. Provided that these shares are registered in the share register on the record date of the Annual General Meeting, Norges Bank will have full voting rights for all of these shares.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, NY, held 5%, but was registered with less than 2% of the share capital of Novartis AG in our share register as of December 31, 2021.
According to disclosure notifications filed with Novartis AG and the SIX Swiss Exchange, The Capital Group Companies, Inc., Los Angeles, California, held between 3% and 5%, but was not registered in our share register as of December 31, 2019, and December 31, 2018.
As of December 31, 2021, no other shareholder was registered as owner of more than 2% of the registered share capital.
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

Item 8. Financial Information

8.A Consolidated statements and other financial information

See “Item 18. Financial Statements.”
Dividend policy
Subject to the dividend policy described below, our Board of Directors expects to recommend the payment of a dividend in respect of each financial year. If approved by our shareholders at the relevant annual shareholders’ meeting, the dividends will be payable shortly following such approval. Any shareholder who purchases our shares before the ex‑dividend date and holds the shares until that date shall be deemed to be entitled to receive the dividends approved at that meeting. Dividends are reflected in our financial statements in the year in which they are approved by our shareholders.
Our dividend policy is to pay a growing annual dividend in Swiss francs. This policy is subject to our financial conditions and outlook at the time, the results of our operations, and other factors.
The Board will propose a dividend of CHF 3.10 per share to the shareholders for approval at the Annual General Meeting to be held on March 4, 2022. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For the amount of dividends we paid in the past three years, see “Item 18. Financial Statements—Note 18—Equity.”
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act (ITRA)
At Novartis, our purpose is to reimagine medicine to improve and extend people’s lives, regardless of where they live. This includes the compliant sale of medicines and other healthcare products worldwide. To help us fulfill this mission, we have for many years maintained two representative offices located in Iran.
As of October 18, 2010, a non‑US affiliate within our Innovative Medicines Division entered into a non‑binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain Innovative Medicines Division medicines by third‑party distributors in Iran. These include fast‑track registration, market exclusivity, end‑user subsidies, and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU, and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.
From time to time, including in 2021, non‑US affiliates in our Innovative Medicines and Sandoz Divisions made payments to government entities in Iran related to patents, trademarks, exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.
From time to time, including in 2021, non‑US affiliates in our Innovative Medicines and Sandoz Divisions enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants and sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non‑interventional) studies. Some hospitals and research institutes are owned or controlled by the government of Iran, and some doctors and healthcare professionals are employed by hospitals that may be public or government‑owned.
Because our Innovative Medicines and Sandoz Divisions have operations in Iran, including employees, they obtain services and have other dealings incidental to their activities in that country, including paying taxes and salaries either directly or indirectly through a service provider, and obtaining office rentals, insurance, electricity, water and telecommunications services, office and similar supplies, and customs‑related services from Iranian companies that may be owned or controlled by the government of Iran. In addition, from time to time, representatives of our non-US affiliates participate in meetings with Iranian officials to discuss issues relevant to our business and the pharmaceutical industry.
Non-US affiliates in our Innovative Medicines and Sandoz Divisions maintain local accounts at banks that are, as of November 5, 2018, on the Specially Designated Nationals and Blocked Persons List (SDN List). These non-US affiliates make local transactions for employee payroll and local vendor payment purposes. These transactions are conducted for the purpose of facilitating the provision of medicine to Iran, in line with the humanitarian exceptions contained in Section 11 of Executive Order 13902 and other applicable sanctions legal authorities. No transactions are made with an Iranian financial institution designated on the SDN List in connection with Iran’s support for international terrorism or proliferation of weapons of mass destruction.

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
The depositary has informed us that as of January 26, 2022, there were 273 million ADRs outstanding, each representing one Novartis share (approximately 11% of total Novartis shares issued). On January 26, 2022, the closing price was CHF 78.16 per share on the SIX, and USD 84.24 per ADR on the NYSE.

9.B Plan of distribution

Not applicable.

9.C Markets

See “—Item 9.A Offer and listing details.”

9.D Selling shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A Share capital

Not applicable.

10.B Memorandum and articles of association

The following is a non-exhaustive summary of certain provisions of our Articles of Incorporation (“Articles”); our Regulations of the Board, the Board Committees and the Executive Committee (“Board Regulations”); and Swiss law, particularly the Swiss Code of Obligations (“Swiss CO”), and is qualified in its entirety by reference to the Articles and the Board Regulations, which are an exhibit to this Form 20‑F, and to Swiss law.
10.B.1 Company purpose
Novartis AG is registered in the commercial register of the canton of Basel‑Stadt, Switzerland, under number CHE‑103.867.266. Our business purpose, as stated in Article 2 of the Articles, is to hold interests in enterprises in the area of healthcare or nutrition. We may also hold interests in enterprises in the areas of biology, chemistry, physics, information technology or related areas. We may acquire, mortgage, liquidate or sell real estate and intellectual property rights in Switzerland or abroad. In pursuing our business purpose, we strive to create sustainable value.
10.B.2 Directors
According to our Articles, the Board of Directors (“Board”) consists of a minimum of eight and a maximum of 16 members. The members of the Board (including the Chairman) are elected individually by the General Meeting of Shareholders (“General Meeting”) for a one-year term of office lasting until completion of the next Annual General Meeting of Shareholders (“AGM”).
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
(d) The Articles provide that a Director shall not serve on the Board for more than 12 years. The Board may, under certain circumstances and if deemed in the best interests of the Company, recommend exceptions to this rule to the General Meeting.
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
(a) Under the Swiss CO, we may only pay dividends out of balance sheet profits or out of distributable reserves. In any event, under the Swiss CO, while the Board may propose that a dividend be paid, we may only pay dividends upon shareholders’ approval at a General Meeting. Furthermore, the Swiss CO requires us to accrue general legal reserves under certain circumstances so long as these reserves amount to less than 20% of our registered share capital, and Swiss law and the Articles permit us to accrue additional reserves beyond the statutory reserves. Our auditors must confirm that the dividend proposal of our Board conforms with the Swiss CO and the Articles. Our Board expects to recommend the payment of a dividend in respect of each financial year. See “Item 6. Directors, Senior Management and Employees—Item 6.C Board Practices—Capital Structure—Limitation on transferability—Per-share information” and “Item 8. Financial Information—Item 8.A. Consolidated statements and other financial information—Dividend policy.”
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
The Articles provide that no shareholder shall be registered with the right to vote shares comprising more than 2% of the registered share capital. The Board may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports our goal of creating sustainable value and has a long‑term investment horizon. Furthermore, the Articles provide that no nominee shall be registered with the right to vote shares comprising more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses, and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. The same restrictions indirectly apply to ADR holders. We have in the past granted exemptions from the 2% rule for shareholders and the 0.5% rule for nominees.
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
Registration restrictions in the Articles may only be removed upon a resolution carrying a two‑thirds majority of the votes represented at a General Meeting.
Except as noted below, shareholders’ resolutions require the approval of an absolute majority of the votes present at a General Meeting. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders’ resolutions requiring a vote by such “absolute majority of the votes” are:
• Adoption and amendment of the Articles
• Election and removal of the Chairman, the Board and Compensation Committee members, the Independent Proxy and the external auditor
• Approval of the management report and of the consolidated financial statements
• Approval of the financial statements of Novartis AG, and decision on the appropriation of available earnings shown on the balance sheet, including dividends, if any
• Approval of the maximum aggregate compensation of the Board (from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM)
• Discharge of Board and Executive Committee members from liability for matters disclosed to the General Meeting
• Decision on other matters that are reserved by law or by the Articles (e.g., advisory vote on the Compensation Report) to the General Meeting
According to the Articles and Swiss law, the following matters require the approval of a “supermajority” of at least two‑thirds of the votes present at a General Meeting:
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
At a General Meeting, shareholders can be represented by a proxy, which must either be the shareholder’s legal representative, another shareholder with the right to vote, or the Independent Proxy. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting resolves to have a ballot or where a ballot is ordered by the chair of the meeting. However, in accordance with Swiss legislation passed in response to the COVID-19 pandemic, in December 2021 the Board has decided that voting rights at our 2022 AGM can only be exercised through the Independent Proxy. It will not be possible to physically attend our 2022 AGM.

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
(d) Under the Swiss CO, any surplus arising out of a liquidation of Novartis AG (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid‑in nominal value of their shares.
(e) The Swiss CO limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient freely disposable equity in the amount of the purchase price of the acquired shares. The aggregate nominal value of all Novartis AG shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a Swiss corporation may repurchase its own shares beyond the statutory limit of 10% if the repurchased shares are clearly earmarked for cancellation. In addition, we are required to recognize a negative position, or if our subsidiaries acquire our shares, to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting, but are entitled to the economic benefits generally connected with the shares. The definition of subsidiaries, and therefore, treasury shares, for purposes of the above-described reserves requirement and voting restrictions, differs from the definition of subsidiaries for purposes of consolidation in our consolidated financial statements. The definition in the consolidated financial statements requires consolidation for financial reporting purposes of special purpose entities in instances where we have the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Therefore, our consolidated financial statements include special purpose entities, mainly foundations, which do not qualify as subsidiaries subject to the reserve requirements and voting restrictions of the Swiss CO because we do not hold a majority participation in these special purpose entities. Accordingly, no reserve requirements apply to shares held by such special purpose entities, and such entities are not restricted from independently voting their shares.
Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders.
(f) Not applicable.
(g) Since all of our issued and outstanding shares have been fully paid in, our shareholders are not obliged to make further contributions with respect to their shares.
(h) See “—Item 10.B.3(b) Shareholder rights” and “—Item 10.B.7 Change in control.”
10.B.4 Changes to shareholder rights
Under the Swiss CO, we may not issue new shares without the prior approval of a capital increase by our shareholders. If a capital increase is approved, then our shareholders would generally have certain pre-emptive rights to obtain newly issued shares in an amount proportional to the nominal value of the shares they already hold. These pre-emptive rights could be excluded in certain limited circumstances with the approval of a resolution adopted at a General Meeting by a supermajority of two‑thirds of the votes. In addition, we may not create shares with increased voting powers or place restrictions on the transfer of registered shares without the approval of a resolution adopted at a General Meeting by a supermajority of votes. In addition, see “—Item 10.B.3(b) Shareholder rights” with regard to the Board’s ability to cancel the registration of shares under limited circumstances.
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
10.B.6 Limitations
There are no limitations under the Swiss CO or our Articles on the right of non‑Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders. But see “—Item 10.B.3(b) Shareholder rights” regarding conditions for exercising an ADR holder’s right to vote at a shareholder meeting.
10.B.7 Change in control
The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Novartis AG and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two‑thirds of all votes present at the necessary General Meeting.
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
Divestment of Roche shares
On November 3, 2021, we entered into a Share Repurchase Agreement with Roche under which we agreed to sell 53.3 million (approximately 33%) of Roche bearer shares in a bilateral transaction to Roche for a total consideration of USD 20.7 billion. The transaction was approved by the shareholders of Roche on November 26, 2021, and closed on December 6, 2021.

10.D Exchange controls

There are no Swiss governmental laws, decrees or regulations that affect – in a manner material to Novartis AG – the export or import of capital, including the availability of cash and cash equivalents for use by Novartis or any foreign exchange controls that affect the remittance of dividends, interest or other payments to non‑residents or non‑citizens of Switzerland who hold Novartis AG securities.

10.E Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares or ADRs. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20‑F – including the current Convention Between the US and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (“the Treaty”); the US Internal Revenue Code of 1986, as amended (“the Code”); Treasury regulations; rulings; judicial decisions; and administrative pronouncements – and may be subject to any changes in US and Swiss law, and in any double taxation convention or treaty between the US and Switzerland occurring after that date, which changes may have retroactive effect.
Swiss taxation
Swiss residents
Withholding Tax on dividends and distributions. Dividends that we pay and similar cash or in‑kind distributions that we may make to a holder of shares or ADRs (including distributions of liquidation proceeds in excess of the nominal value, stock dividends and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are generally subject to a Swiss federal withholding tax (“the Withholding Tax”) at a current rate of 35%. Under certain circumstances, distributions out of capital contribution reserves made by shareholders after December 31, 1996, are exempt from the Withholding Tax. We are required to withhold Withholding Tax due from the gross distribution and to pay the Withholding Tax to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss tax residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.
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
Residents of other countries
Recipients of dividends and similar distributions on our shares who are neither residents of Switzerland for tax purposes nor holding shares as part of a business conducted through a permanent establishment situated in Switzerland (“Non‑Resident Holders”) are not subject to Swiss income taxes in respect of such distributions. Moreover, gains realized by such recipients upon the disposal of shares are not subject to Swiss income taxes.
Non‑Resident Holders of shares are, however, subject to the Withholding Tax on dividends and similar distributions mentioned above and, under certain circumstances, to the Stamp Duty described below. Such Non‑Resident Holders may be entitled to a partial refund of the Withholding Tax if the country in which they reside has entered into a bilateral treaty for the avoidance of double taxation with Switzerland. Non‑Resident Holders should be aware that the procedures for claiming treaty refunds (and the time frame required for obtaining a refund) may differ from country to country. Non‑Resident Holders should consult their own tax advisors regarding receipt, ownership, purchase, sale or other dispositions of shares or ADRs, and the procedures for claiming a refund of the Withholding Tax.

As of January 1, 2022, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above‑mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):
Albania
Algeria
Argentina
Armenia
Australia
Austria
Azerbaijan
Bahrain
Bangladesh
Belarus
Belgium
Brazil
Bulgaria
Canada
Chile
China
Colombia
Croatia
Cyprus
Czech Republic
Denmark
Ecuador
Egypt
Estonia
Finland
France
Georgia
Germany
Ghana
Greece
Hong Kong
Hungary
Iceland
India
Indonesia
Iran
Republic of Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Kazakhstan
Republic of Korea
(South Korea)
Kosovo
Kuwait
Kyrgyzstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malaysia
Malta
Mexico
Moldova
Mongolia
Montenegro
Morocco
Netherlands
New Zealand
North Macedonia
Norway
Oman
Pakistan
Peru
Philippines
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Turkey
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia
Tax treaty negotiations are underway, or have been conducted, with Bosnia and Herzegovina, Cameroon, Costa Rica, Ethiopia, Kenya, Libya, Nigeria, Rwanda, Senegal, Syria and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, and when or if the corresponding treaties will come into effect.
A Non‑Resident Holder of shares or ADRs will not be liable for any Swiss taxes other than the Withholding Tax described above and, if the transfer occurs through or with a Swiss bank or other Swiss securities dealer, the Stamp Duty described below. If, however, the shares or ADRs of Non‑Resident Holders can be attributed to a permanent establishment or a fixed place of business maintained by such person within Switzerland during the relevant tax year, the shares or ADRs may be subject to Swiss income taxes in respect of income and gains realized on the shares or ADRs, and such person may qualify for a full refund of the Withholding Tax based on Swiss tax law.
Residents of the US. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty, (ii) is not a company (or, if it is a company, such company directly holds less than 10% of our voting stock), and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder (i) is a company, (ii) qualifies for benefits under the Treaty, (iii) holds directly at least 10% of our voting stock, and (iv) does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 5% Treaty rate. Claims for refunds must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH‑3003 Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. For US resident holders of ADRs, JPMorgan Chase Bank, N.A., as depositary, will comply with these Swiss proce-

dures on behalf of the holders, and will remit the net amount to the holders.
Stamp Duty upon transfer of securities. The sale of shares, whether by Swiss residents or Non‑Resident Holders, may be subject to federal securities transfer Stamp Duty of 0.15%, calculated on the sale proceeds, if the sale occurs through or with a Swiss bank or other Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Act. The Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. Stamp Duty may also be due if a sale of shares occurs with or through a non‑Swiss bank or securities dealer, provided that (i) such bank or dealer is a member of the SIX, and (ii) the sale takes place on the SIX. In addition to this Stamp Duty, the sale of shares by or through a member of the SIX may be subject to a minor stock exchange levy.
US federal income taxation
The following is a general discussion of the material US federal income tax consequences of the ownership and disposition of our shares or ADRs that may be relevant to you if you are a US Holder (as defined below). Because this discussion does not consider any specific circumstances of any particular holder of our shares or ADRs, persons who are subject to US taxation are strongly urged to consult their own tax advisors as to the overall US federal, state and local tax consequences, as well as to the overall Swiss and other foreign tax consequences, of the ownership and disposition of our shares or ADRs. In particular, additional or different rules may apply to US expatriates; banks and other financial institutions; regulated investment companies; traders in securities who elect to apply a mark‑to‑market method of accounting; dealers in securities or currencies; tax‑exempt entities; insurance companies; broker‑dealers; investors liable for alternative minimum tax; investors that hold shares or ADRs as part of a straddle, hedging or conversion transaction; holders whose functional currency is not the US dollar; partnerships or other pass-through entities; persons who acquired our shares pursuant to the exercise of employee stock options or otherwise as compensation; and persons who hold, directly, indirectly or by attribution, 10% or more of our outstanding shares. This discussion generally applies only to US Holders who hold the shares or ADRs as a capital asset (generally, for investment purposes), and whose functional currency is the US dollar. Investors are urged to consult their own tax advisors concerning whether they are eligible for benefits under the Treaty.
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
Dividends. US Holders will be required to include in gross income, as an item of ordinary income, the full amount (without reduction for any Withholding Tax) of the dividend paid with respect to our shares or ADRs at the time that such dividend is received by the US Holder, in the case of shares, or by the depositary, in the case of ADRs. For this purpose, a “dividend” will include any distribution paid by us with respect to our shares or ADRs (other than certain pro rata distributions of our capital stock) paid out of our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent the amount of a distribution by us exceeds our current and accumulated earnings and profits, such excess will first be treated as a tax‑free return of capital to the extent of a US Holder’s tax basis in the shares or ADRs (with a corresponding reduction in such tax basis), and thereafter will be treated as capital gain, which will be long‑term capital gain if the US Holder held our shares or ADRs for more than one year. Under the Code, dividend payments by us on the shares or ADRs are not eligible for the dividends received deduction generally allowed to corporate shareholders.
Dividend income in respect of our shares or ADRs will constitute income from sources outside the US for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders generally may claim as a credit against their US federal income tax liability, any Withholding Tax withheld from a dividend. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us. Alternatively, a US Holder may claim the Withholding Tax as a deduction for the taxable year within which the Withholding Tax is paid or accrued, provided a deduction is claimed for all of the foreign income taxes the US Holder pays or accrues in the particular year. A deduction does not reduce US tax on a dollar‑for‑dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations, and each US Holder is urged to consult its own tax advisor.
The US Treasury has expressed concern that parties to whom ADRs are released may be taking actions incon-

sistent with the claiming of foreign tax credits for US Holders of ADRs. Accordingly, the summary above of the creditability of the Withholding Tax could be affected by future actions that may be taken by the US Treasury.
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
For a non‑corporate US Holder, the US dollar amount of any dividends paid that constitute qualified dividend income generally will be taxable at a maximum rate of 15% (or 20% in the case of taxpayers with annual income that exceeds certain thresholds), provided that the US Holder meets certain holding period and other requirements. In addition, the dividends could be subject to a 3.8% net investment income tax. This tax is applied against the lesser of the US Holder’s net investment income or the amount by which modified adjusted gross income exceeds a statutory threshold amount based on filing status. We currently believe that dividends paid with respect to our shares and ADRs will constitute qualified dividend income for US federal income tax purposes, provided that the US Holder meets certain holding period and other requirements. US Holders of shares or ADRs are urged to consult their own tax advisors regarding the availability to them of the reduced dividend rate in light of their own particular situation and the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.
Sale or other taxable disposition. Upon a sale or other taxable disposition of shares or ADRs, US Holders generally will recognize capital gain or loss in an amount equal to the difference between the US dollar value of the amount realized on the disposition and the US Holder’s tax basis (determined in US dollars) in the shares or ADRs. This capital gain or loss generally will be US source gain or loss and will be treated as long‑term capital gain or loss if the holding period in the shares or ADRs exceeds one year. In the case of a non‑corporate US Holder, any long-term capital gain generally will be subject to US federal income tax at preferential rates, with a maximum rate of 15% (or 20% in the case of taxpayers with annual income that exceeds certain thresholds). In addition, the gains could be subject to a 3.8% investment income tax. This tax is applied against the lesser of the US Holder’s net investment income or the amount by which modified adjusted gross income exceeds a statutory threshold amount based on filing status. The deductibility of capital losses is subject to significant limitations under the Code. Deposits or withdrawals of our shares by US Holders in exchanges for ADRs will not result in the realization of gain or loss for US federal income tax purposes.
US information reporting and backup withholding. Dividend payments with respect to shares or ADRs and proceeds from the sale, exchange or other disposition of shares or ADRs received in the United States or through US‑related financial intermediaries may be subject to information reporting to the US Internal Revenue Service (IRS) and possible US backup withholding. Certain exempt recipients (such as corporations) are not subject to these information reporting and backup withholding requirements. Backup withholding will not apply to a US Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. Any US Holders required to establish their exempt status generally must provide a properly executed IRS Form W‑9 (Request for Taxpayer Identification Number and Certification). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder’s US federal income tax liability, and a US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Any statement in this Form 20‑F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20‑F, the contract or document is deemed to modify the description contained in this Form 20‑F. You must review the exhibits themselves for a complete description of the contract or document.
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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The major financial risks facing the Group are managed centrally by Group Treasury, which has established processes and procedures to identify, aggregate and manage our financial risk exposure. The Group Treasury function is included in management’s internal control assessment.
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
Group management assessed the effectiveness of the Group’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2021, the Group’s internal control over financial reporting is effective based on those criteria.
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

Item 16A. Audit Committee Financial Expert

Our Audit and Compliance Committee has determined that Elizabeth Doherty possesses specific accounting and financial management expertise and that she is an Audit Committee Financial Expert as defined by the SEC. The Board of Directors has also determined that Elizabeth Doherty is “independent” in accordance with the applicable requirements of Rule 10A‑3 of the Exchange Act, and that other members of the Audit and Compliance Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

Item 16B. Code of Ethics

In addition to our Code of Ethics and Professional Practices Policy, which are applicable to all of our employees, we have adopted Ethical Conduct Requirements that impose additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our internet website at:
https://www.novartis.com/investors/company-overview/corporate-governance

Item 16C. Principal Accountant Fees and Services

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Auditors” is incorporated by reference.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2021	Total number of shares purchased (a)[1]	Average price paid per share in USD (b)	Total number of shares purchased as part of publicly announced plans or programs (c)[2]	Maximum approximate value of shares that may yet be purchased under the plans or programs (CHF millions) (d)	Maximum approximate value of shares that may yet be purchased under the plans or programs (USD millions) (e)[3]

Jan. 1-31	7 732 607	94.95	6 700 000	1 558	1 752

Feb. 1-28	7 257 307	90.14	7 035 000	990	1 094

Mar. 1-31	5 903 009	85.17	5 874 668	9 534	10 114

Apr. 1-30	17 477	87.51		9 534	10 495

May 1-31	18 391	87.04		9 534	10 596

Jun. 1-30	8 614 128	91.82	8 600 000	8 819	9 574

Jul. 1-31	10 091	90.67		8 819	9 725

Aug. 1-31	65 881	91.72		8 819	9 635

Sep. 1-30	26 306	92.02		8 819	9 444

Oct. 1-31	37 854	83.19		8 819	9 670

Nov. 1-30	23 040	84.65		8 819	9 578

Dec. 1-31	2 508 872	86.98	2 490 000	8 620	9 426

Total	32 214 963	90.58	30 699 668

[1] Column (a) shows shares repurchased on the SIX Swiss Exchange second trading line plus shares we purchased from employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 18. Financial Statements - Note 26 Equity-based participation plans for associates."

[2] Column (c) shows shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2019 AGM for transactions before March 2, 2021 and under the CHF 10 billion share buyback authority approved at the 2021 AGM for transactions after such date. See "Item 6. Directors, Senior Management and Employees - Item 6C. Board Practices - Our capital structure - Changes in capital."

[3] Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end

Item 16F. Change in Registrant’s Certifying Accountant

On behalf of the Board, the ACC selects and nominates an independent external auditor for election at the AGM by our shareholders, who must elect the external auditor on an annual basis via shareholder resolutions that require the approval of an absolute majority of the votes present at the AGM. In April 2020, the ACC decided to invite several audit firms, including PwC, to participate in a tender process that would lead to the selection of an external auditor to be proposed for election at the 2022 AGM. The audit tender was conducted through a fair, transparent and balanced process according to defined selection criteria under a strong governance structure, ensuring that all audit firms had equal access to management and information. Based on the results of this tendering process, the Board decided to propose to the shareholders at the 2022 AGM the election of KPMG AG (“KPMG”) as the external auditor commencing for the 2022 fiscal year. As disclosed in our Form 20-F for the fiscal year ended December 31, 2020, we notified PwC that they would not be proposed for re-election as external auditor at the AGM on March 4, 2022. If KPMG is elected as our new external auditor at the 2022 AGM, KPMG would then serve as our external auditor for the 2022 fiscal year.
In respect of fiscal years 2020 and 2021 and the subsequent interim period through February 1, 2022:
• PwC has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.
• There has not been any disagreement with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.
We have provided PwC with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether PwC agrees with such disclosure and, if not, stating the respects in which it does not agree. A copy of PwC’s letter, dated February 2, 2022, in which PwC stated that the firm agrees with such disclosure, is filed as Exhibit 16.1.
During fiscal years 2020 and 2021, and the subsequent interim period through February 1, 2022, we did not consult with KPMG regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither was a written report or oral advice provided to us by KPMG that KPMG concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or reportable event as described in Item 16F(a)(1) of Form 20-F.

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
2. Significant transactions
3. Segmentation of key figures 2021, 2020 and 2019
4. Associated companies
5. Interest expense and other financial income and expense
6. Income taxes
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
25. Post-employment benefits for employees
26. Equity-based participation plans for employees
27. Transactions with related parties
28. Commitments and contingencies
29. Financial instruments – additional disclosures
30. Discontinued operations
31. Events subsequent to the December 31, 2021, consolidated balance sheet date
32. Principal Group subsidiaries and associated companies
Report of Independent Registered Public Accounting Firm (PCAOB ID 1358)
191

Item 19. Exhibits

The SEC maintains an internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.
1.1 Articles of Incorporation of Novartis AG, as amended March 2, 2021 (English translation) (incorporated by reference to Exhibit 4.1 to Novartis AG’s registration statement on Form S-8 (File No. 333-258081) as filed with the SEC on July 22, 2021).
1.2 Regulations of the Board of Directors, the Board Committees and the Executive Committee of Novartis AG, effective January 1, 2021 (incorporated by reference to Exhibit 1.2 to Novartis AG’s Annual Report on Form 20-F (File No. 001-15024) as filed with the SEC on January 26, 2021).
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
16.1 Letter from PricewaterhouseCoopers AG regarding change in registrants’ certifying accountant.
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema Document
101.CAL XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Novartis AG
By: /s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis
By: /s/ Karen Hale
Name: Karen Hale
Title: Chief Legal Officer of Novartis
Date: February 2, 2022

Novartis Group consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2021, 2020 and 2019)
(USD millions unless indicated otherwise)	Note	2021	2020	2019

Net sales to third parties from continuing operations	3	51 626	48 659	47 445

Sales to discontinued segment				53

Net sales from continuing operations		51 626	48 659	47 498

Other revenues	3	1 251	1 239	1 179

Cost of goods sold		-15 867	-15 121	-14 425

Gross profit from continuing operations		37 010	34 777	34 252

Selling, general and administration		-14 886	-14 197	-14 369

Research and development		-9 540	-8 980	-9 402

Other income		1 852	1 742	2 031

Other expense		-2 747	-3 190	-3 426

Operating income from continuing operations		11 689	10 152	9 086

Income from associated companies	4	15 339	673	659

Interest expense	5	-811	-869	-850

Other financial income and expense	5	-80	-78	45

Income before taxes from continuing operations		26 137	9 878	8 940

Income taxes	6	-2 119	-1 807	-1 793

Net income from continuing operations		24 018	8 071	7 147

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	30			-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders	2			4 691

Net income from discontinued operations	30			4 590

Net income		24 018	8 071	11 737

Attributable to:
Shareholders of Novartis AG		24 021	8 072	11 732

Non-controlling interests		-3	-1	5

Basic earnings per share (USD) from continuing operations		10.71	3.55	3.12

Basic earnings per share (USD) from discontinued operations				2.00

Total basic earnings per share (USD)	7	10.71	3.55	5.12

Diluted earnings per share (USD) from continuing operations		10.63	3.52	3.08

Diluted earnings per share (USD) from discontinued operations				1.98

Total diluted earnings per share (USD)	7	10.63	3.52	5.06

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2021, 2020 and 2019)
(USD millions)	Note	2021	2020	2019

Net income		24 018	8 071	11 737

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Fair value adjustments on debt securities, net of taxes	8			1

Fair value adjustments on deferred cash flow hedges, net of taxes	8			1

Total fair value adjustments on financial instruments, net of taxes				2

Novartis share of other comprehensive income recognized by associated companies, net of taxes	4	46	-56	-94

Net investment hedge, net of taxes	8	216	-201	44

Currency translation effects, net of taxes	8	-4 762	3 194	352

Total of items that are or may be recycled		-4 500	2 937	304

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	8	1 809	143	-467

Fair value adjustments on equity securities, net of taxes	8	194	250	-47

Total of items that will never be recycled		2 003	393	-514

Total comprehensive income		21 521	11 401	11 527

Attributable to:
Shareholders of Novartis AG		21 528	11 403	11 525

Continuing operations		21 528	11 403	6 948

Discontinued operations				4 577

Non-controlling interests		-7	-2	2

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2021 and 2020)
(USD millions)	Note	2021	2020[1]

Assets
Non-current assets
Property, plant and equipment	9	11 545	12 263

Right-of-use assets	10	1 561	1 676

Goodwill	11	29 595	29 999

Intangible assets other than goodwill	11	34 182	36 809

Investments in associated companies	4	205	9 632

Deferred tax assets	12	3 743	3 933

Financial assets	13	3 036	2 901

Other non-current assets	13	2 210	892

Total non-current assets		86 077	98 105

Current assets
Inventories	14	6 666	7 131

Trade receivables	15	8 005	8 217

Income tax receivables		278	239

Marketable securities, commodities, time deposits and derivative financial instruments	16	15 922	1 905

Cash and cash equivalents	16	12 407	9 658

Other current assets	17	2 440	2 523

Total current assets		45 718	29 673

Total assets		131 795	127 778

Equity and liabilities
Equity
Share capital	18	901	913

Treasury shares	18	-48	-53

Reserves		66 802	55 738

Equity attributable to Novartis AG shareholders		67 655	56 598

Non-controlling interests		167	68

Total equity		67 822	56 666

Liabilities
Non-current liabilities
Financial debts	19	22 902	26 259

Lease liabilities	10	1 621	1 719

Deferred tax liabilities	12	3 070	3 141

Provisions and other non-current liabilities	20	6 172	6 934

Total non-current liabilities		33 765	38 053

Current liabilities
Trade payables		5 553	5 403

Financial debts and derivative financial instruments	21	6 295	9 785

Lease liabilities	10	275	286

Current income tax liabilities		2 415	2 458

Provisions and other current liabilities	22	15 670	15 127

Total current liabilities		30 208	33 059

Total liabilities		63 973	71 112

Total equity and liabilities		131 795	127 778

The accompanying Notes form an integral part of the consolidated financial statements.
[1] The December 31, 2020 deferred tax assets and deferred tax liabilities balances have been adjusted to conform with the 2021 presentation, see Note 12 for additional disclosures.

Consolidated statements of changes in equity
(For the years ended December 31, 2021, 2020 and 2019)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at December 31, 2018, as previously reported		944	-69	82 191	-4 452	78 614	78	78 692

Impact of change in accounting policies				3		3		3

Restated equity at January 1, 2019		944	-69	82 194	-4 452	78 617	78	78 695

Net income				11 732		11 732	5	11 737

Other comprehensive income	8			-94	-113	-207	-3	-210

Total comprehensive income				11 638	-113	11 525	2	11 527

Dividends	18.1			-6 645		-6 645		-6 645

Dividend in kind to effect the spin-off of Alcon Inc.	2			-23 434		-23 434		-23 434

Purchase of treasury shares	18.2		-31	-5 480		-5 511		-5 511

Reduction of share capital	18	-8	12	-4

Exercise of options and employee transactions	18.2		3	207		210		210

Equity-based compensation	18.2		5	828		833		833

Shares delivered to Alcon employees as a result of the Alcon spin-off	18.2			18		18		18

Taxes on treasury share transactions				-189		-189		-189

Decrease of treasury share repurchase obligation under a share buyback trading plan	18.3			284		284		284

Transaction costs, net of taxes	18.8			-253		-253		-253

Fair value adjustments on financial assets sold	8			95	-95

Impact of change in ownership of consolidated entities	18.5			-3		-3	-2	-5

Changes in non-controlling interests	18.6						-1	-1

Fair value adjustments related to divestments	8			-3	3

Other movements	18.7			22		22		22

Total of other equity movements		-8	-11	-34 557	-92	-34 668	-3	-34 671

Total equity at December 31, 2019		936	-80	59 275	-4 657	55 474	77	55 551

Net income				8 072		8 072	-1	8 071

Other comprehensive income	8			-56	3 387	3 331	-1	3 330

Total comprehensive income				8 016	3 387	11 403	-2	11 401

Dividends	18.1			-6 987		-6 987		-6 987

Purchase of treasury shares	18.2		-18	-3 038		-3 056		-3 056

Reduction of share capital	18	-23	31	-8

Exercise of options and employee transactions	18.2		8	798		806		806

Repurchase of options	18.4			-89		-89		-89

Equity-based compensation	18.2		6	724		730		730

Shares delivered to Alcon employees as a result of the Alcon spin-off	18.2		0	30		30		30

Taxes on treasury share transactions				32		32		32

Increase of treasury share repurchase obligation under a share buyback trading plan	18.3			-1 769		-1 769		-1 769

Fair value adjustments on financial assets sold	8			150	-150

Fair value adjustments related to divestments	8			-2	2

Impact of change in ownership of consolidated entities	18.5			7	-1	6	-7	-1

Other movements	18.7			18		18		18

Total of other equity movements		-23	27	-10 134	-149	-10 279	-7	-10 286

Total equity at December 31, 2020		913	-53	57 157	-1 419	56 598	68	56 666

Net income				24 021		24 021	-3	24 018

Other comprehensive income	8			46	-2 539	-2 493	-4	-2 497

Total comprehensive income				24 067	-2 539	21 528	-7	21 521

Dividends	18.1			-7 368		-7 368		-7 368

Purchase of treasury shares	18.2		-18	-2 902		-2 920		-2 920

Reduction of share capital	18	-12	18	-6

Exercise of options and employee transactions	18.2		0	39		39		39

Equity-based compensation	18.2		5	740		745		745

Shares delivered to Alcon employees as a result of the Alcon spin-off	18.2		0	17		17		17

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	18.3			-1 040		-1 040		-1 040

Transaction costs, net of taxes	18.8			12		12		12

Changes in non-controlling interests	18.6						-1	-1

Fair value adjustments on financial assets sold	8			164	-164

Fair value adjustments related to divestments	8			65	-65

Impact of change in ownership of consolidated entities	18.5			-5	0	-5	107	102

Other movements	18.7			48		48		48

Total of other equity movements		-12	5	-10 235	-229	-10 471	106	-10 365

Total equity at December 31, 2021		901	-48	70 989	-4 187	67 655	167	67 822

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of cash flows
(For the years ended December 31, 2021, 2020 and 2019)
(USD millions)	Note	2021	2020	2019

Net income from continuing operations		24 018	8 071	7 147

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	23.1	-5 299	9 881	9 122

Dividends received from associated companies and others		525	490	463

Interest received		13	47	214

Interest paid		-664	-703	-793

Other financial receipts			464	28

Other financial payments		-302	-39	-33

Income taxes paid	23.2	-2 342	-1 833	-1 876

Net cash flows from operating activities from continuing operations before working capital and provision changes		15 949	16 378	14 272

Payments out of provisions and other net cash movements in non-current liabilities		-1 119	-2 437	-924

Change in net current assets and other operating cash flow items	23.3	241	-291	199

Net cash flows from operating activities from continuing operations		15 071	13 650	13 547

Net cash flows from operating activities from discontinued operations				78

Net cash flows from operating activities		15 071	13 650	13 625

Purchases of property, plant and equipment		-1 378	-1 275	-1 379

Proceeds from sale of property, plant and equipment		240	88	857

Purchases of intangible assets		-1 593	-1 310	-878

Proceeds from sale of intangible assets		748	380	973

Purchases of financial assets		-191	-230	-302

Proceeds from sale of financial assets		442	723	1 152

Purchases of other non-current assets		-61	-61	-60

Proceeds from sale of other non-current assets		4	2	3

Divestments and acquisitions of interests in associated companies, net	23.4	20 669	-7	-6

Acquisitions and divestments of businesses, net	23.5	-567	-9 957	-3 760

Purchases of marketable securities, commodities and time deposits		-16 403	-1 900	-228

Proceeds from sale of marketable securities, commodities and time deposits		2 298	492	2 561

Net cash flows from/used in investing activities from continuing operations		4 208	-13 055	-1 067

Net cash flows used in investing activities from discontinued operations	30		-127	-1 159

Net cash flows from/used in investing activities		4 208	-13 182	-2 226

Dividends paid to shareholders of Novartis AG		-7 368	-6 987	-6 645

Acquisitions of treasury shares		-3 057	-2 842	-5 533

Proceeds from exercised options and other treasury share transactions, net		53	748	201

Increase in non-current financial debts	23.6	16	7 126	93

Repayments of non-current financial debts	23.6	-2 162	-2 003	-3 195

Change in current financial debts	23.6	-3 524	2 261	-1 582

Payments of lease liabilities, net	23.6	-316	-312	-273

Impact of change in ownership of consolidated entities		-3	-2	-6

Other financing cash flows, net		97	-147	56

Net cash flows used in financing activities from continuing operations		-16 264	-2 158	-16 884

Net cash flows used in/from financing activities from discontinued operations	30		-50	3 257

Net cash flows used in financing activities		-16 264	-2 208	-13 627

Net change in cash and cash equivalents before effect of exchange rate changes		3 015	-1 740	-2 228

Effect of exchange rate changes on cash and cash equivalents		-266	286	69

Net change in cash and cash equivalents		2 749	-1 454	-2 159

Cash and cash equivalents at January 1		9 658	11 112	13 271

Cash and cash equivalents at December 31		12 407	9 658	11 112

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
Foreign currencies
The consolidated financial statements of Novartis are presented in US dollars (USD). The functional currency of a subsidiary is generally the local currency of that respective entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in this currency.
For subsidiaries not operating in hyperinflationary economies, the subsidiary’s results, financial position and cash flows that do not have USD as their functional currency are translated into USD using the following exchange rates:
• Income, expense and cash flows for each month using the average exchange rate, with the US dollar values for each month being aggregated during the year
• Balance sheet using year-end exchange rates
• Resulting exchange rate differences are recognized in other comprehensive income
For subsidiaries operating in hyperinflationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period is recorded in retained earnings in equity. The subsequent gains or losses resulting from the restatement of non-monetary assets are recorded in “Other financial income and expense” in the consolidated income statement.
Non-current assets held for sale or held for distribution to owners
Non-current assets are accounted for as assets held for sale or as related to discontinued operations when their carrying amount is to be recovered principally through a sale transaction or distribution to owners and a sale or distribution to owners is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell and any resulting impairment is recognized. Assets related to discontinued operations and assets of a disposal group held for sale are not depreciated or amortized. The prior year consolidated balance sheet is not restated.
If in a subsequent period, the criteria for classification as held for sale are no longer met, the recoverable amount of assets and liabilities are reclassified out of assets held for sale into the respective balance sheet lines and the prior year consolidated balance sheet is not restated. The cumulative amount of depreciation and amortization not recorded since the date of their classification as assets held for sale, and any required adjustments to the recoverable amounts of assets are recognized in the consolidated income statement.

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
The shareholder approval to spin off the Alcon business also required the recognition of a distribution liability at the fair value of the Alcon business. The Group elected to measure the distribution liability at the fair value of the Alcon business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation. At the April 8, 2019, distribution settlement date, the resulting gain, which was measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Alcon Inc. to Novartis AG shareholders” in the income statement of discontinued operations.
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
Transaction costs that were directly attributable to the distribution (spin-off) of Alcon to the Novartis shareholders, and that would otherwise have been avoided, were recorded to equity.
For additional disclosures, refer to “Note 2. Significant transactions—Significant transactions in 2019—Completion of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders,” and “Note 30. Discontinued operations.”
Acquisition of assets and businesses
Assets separately acquired are recorded at cost, which includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment and restore the site when it is no longer used are included in their cost.
Acquired businesses are accounted for by applying the acquisition method, unless the optional concentration test is applied. The optional concentration test allows for an election on a transaction-by-transaction basis to account for the acquired business as an asset separately acquired when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The acquisition method requires that the assets acquired and liabilities assumed be recorded at their respective fair values on the date the Group obtains control. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.
The application of the acquisition method requires certain estimates and assumptions to be made, especially concerning the fair values of the acquired intangible assets, inventories, property, plant and equipment and the liabilities assumed at the acquisition date, and the useful lives of the intangible assets and property, plant and equipment. Estimates of fair value require the use of valuation techniques. These valuations require the use of management assumptions and estimates, including the value of comparable assets in the market, amount and timing of future cash flows, outcomes and costs of research and development activities, probability of obtaining regulatory approval, long-term sales forecasts, actions of competitors, discount rates and terminal growth rates. The section “—Impairment of goodwill and intangible assets” in this Note 1 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Property, plant and equipment
Property, plant and equipment is depreciated on a straight-line basis in the consolidated income statement over the estimated useful life of the individual asset. Freehold land is not depreciated. The related depreciation expense is included in the costs of the functions using the asset.
Property, plant and equipment is assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections over the useful life.

The following table shows the estimated useful life by major categories for property, plant and equipment:
Useful life

Buildings	20 to 40 years

Machinery and other equipment

Machinery and equipment	7 to 20 years

Furniture and vehicles	5 to 10 years

Computer hardware	3 to 7 years

Government grants obtained for construction activities, including any related equipment, are deducted from the gross acquisition cost to arrive at the balance sheet carrying value of the related assets.
Leases and right-of-use assets
As lessee, at inception and upon the modification of a contract the Group assesses whether the contract contains a lease. The Group elected to allocate the consideration in the contract to the lease and non-lease components on the basis of the relative standalone price of each component.
The Group recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.
The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease to the end of the lease term. The lease term includes the period of any lease extension that management assess as reasonably certain to be exercised by the Group. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Novartis incremental borrowing rate for the asset subject to the lease in the relevant market.
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
Right-of-use assets are initially recognized on the balance sheet at cost, which comprises the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received, and any initial direct costs incurred by Novartis, and expected costs for obligations to dismantle and remove right-of-use assets when they are no longer used.
Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.
Right-of-use assets are assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections for the useful life.
In arrangements where the Group is the lessor, it determines at lease inception whether the lease is a finance lease or an operating lease. Leases that transfer substantially all of the risk and rewards incidental to ownership of the underlying asset to the counterparty (the lessee) are accounted for as finance leases. Leases that do not transfer substantially all of the risks and rewards of ownership are accounted for as operating leases. Operating lease payments received are recognized on a straight-line basis over the lease term in the consolidated income statement in either “net sales” or “other income,” depending on the nature of the underlying asset to the lease arrangement.
Goodwill and intangible assets
Goodwill
Goodwill arises on applying the acquisition method on the acquisition of a business and is the excess of the fair value of the consideration transferred to acquire the business over the underlying fair value of the net identified assets acquired. It is allocated to groups of cash-generating units (CGUs), which are usually represented by the reported segments. Goodwill is tested for impairment annually at the level of these groups of CGUs, and any impairment charges are recorded under “Other expense” in the consolidated income statement.
Intangible assets available for use
Novartis has the following classes of available for use intangible assets: currently marketed products; technologies and other intangible assets (including computer software).
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
The following table shows the estimated useful life by major categories for intangible assets available for use and the line in the consolidated income statement in which the amortization and any potential impairment charge is recognized:
	Useful life	Income statement line for amortization and impairment charges

Currently marketed products	5 to 20 years	"Cost of goods sold"

Technologies	10 to 20 years	"Cost of goods sold" or "Research and development"

Other (including computer software)	3 to 12 years	In the relevant functional expense

Intangible assets not yet available for use
Acquired research and development intangible assets that have not yet obtained marketing approval are recognized as in-process research and development (IPR&D).
IPR&D is not amortized, but is evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Any impairment charge is recorded in the consolidated income statement under “Research and development.” Once a project included in IPR&D has received marketing approval from a regulatory authority, it is transferred to the “Currently marketed products” category.
Impairment of goodwill and intangible assets
An asset, a CGU or a grouping of CGUs is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Novartis applies the fair value less costs of disposal method for its impairment assessment. In most cases, no directly observable market inputs are available to measure the fair value less costs of disposal. Therefore, an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value-in-use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGU, and for this purpose, management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset.
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
Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with original maturities of three months or less, which are readily convertible to known amounts of cash. Bank overdrafts are usually presented within current financial debts on the consolidated balance sheet, except in cases where a right of offset has been agreed with a bank, which allows for presentation on a net basis.

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
Marketable securities and non-current financial assets are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are remeasured at each reporting date to fair value based on current market prices. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are initially valued at fair value through the purchase price established between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from discounted cash flow analysis or other pricing models. These investment values are classified as “Level 3” in the fair value hierarchy.
The Group classifies and accounts for its marketable securities and non-current financial assets in the following categories:
• Debt securities are valued at fair value through other comprehensive income with subsequent recycling into the consolidated income statement, as they meet both the “solely payment of principal and interest” and the business model criteria. Unrealized gains and losses, except exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the debt instrument is sold, at which time the gain is transferred to “Other financial income and expense.” Exchange gains and losses related to debt instruments are immediately recognized in the consolidated income statement in “Other financial income and expense.”
• Fund investments and equity securities of the Novartis Venture Fund are valued at fair value through profit and loss (FVPL). Unrealized gains and losses, including exchange gains and losses, are recognized in the consolidated income statement in “Other income” for gains and “Other expense” for losses.
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
Derivative financial instruments
Derivative financial instruments are initially recognized in the balance sheet at fair value and are remeasured to their current fair value at the end of each subsequent reporting period. The valuation of a forward exchange rate contract is based on the discounted cash flow model, using interest curves and forward rates at the reporting date as observable inputs.
Options are valued based on a modified Black-Scholes model using volatility and exercise prices as major observable inputs.
The Group utilizes derivative financial instruments for the purpose of hedging to reduce the volatility in the Group’s performance due to the exposure to various business-related risks. To mitigate these risks, the Group enters into certain derivative financial instruments. The risk reduction is obtained because the derivative’s value or cash flows are expected, wholly or partly, to offset changes in the value or cash flows of the recognized assets or liabilities. The overall strategy is aiming to mitigate the currency and interest rate risk of positions that are contractually agreed, and to partially mitigate the exposure risk of selected anticipated transactions.
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
Provisions for doubtful trade receivables are established using a forward-looking expected credit loss model (ECL), which includes possible default events on the trade receivables over the entire holding period of the trade receivable. These provisions represent the difference between the trade receivable’s carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, general and administration” expenses.
Legal and environmental liabilities
Novartis and its subsidiaries are subject to contingencies arising in the ordinary course of business, such as patent litigation, environmental remediation liabilities and other product-related and commercial litigation, and governmental investigations and proceedings. A provision is recorded where a reliable estimate can be made of the probable outcome of legal or other disputes against the subsidiary.
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
Defined benefit pension plans and other post-employment benefits
The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for such post-employment benefit plans is included in the personnel expenses of the various functions in which employees are employed, while the net interest on the net defined benefit liability or asset is recognized as “Other expense” or “Other income.”
Treasury shares
Treasury shares are initially recorded at fair value on their trade date, which is different from the settlement date, when the transaction is ultimately effected. Treasury shares are deducted from consolidated equity at their nominal value of CHF 0.50 per share. Differences between the nominal amount and the transaction price on purchases or sales of treasury shares with third parties, or the value of services received for the shares allocated to employees as part of share-based compensation arrangements, are recorded in “Retained earnings” in the consolidated statement of changes in equity.
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
• Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers, as well as chargebacks are provisioned and recorded as revenue deductions at the time the related revenues are recorded, or when the incentives are offered. They are calculated on the basis of historical experience, regulations, specific terms in the individual agreements, product pricing and the mix of products, contracts, channels and payors.
• Refunds granted to healthcare providers under innovative pay-for-performance agreements (i.e., outcome based arrangements) are provisioned and recorded as a revenue deduction at the time the related sales are recorded. They are calculated on the basis of historical experience and clinical data available for the product, as well as specific terms of the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved or until such history is available.
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
“Other revenue” includes income from profit-sharing arrangements with our collaboration partners, and royalty and milestone income from the out-licensing of intellectual property when Novartis retains an interest in the intellectual property through a license. Royalty income earned from a license is recognized when the underlying sales have occurred. Milestone income is recognized at the point in time when it is highly probable that the relevant milestone event criteria are met, and the risk of reversal of revenue recognition is remote. Other revenue also includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales, and is recognized when control transfers to the third party and our performance obligations are satisfied.
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
Payments made to third parties, such as contract research and development organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to Novartis are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been received from a regulatory authority in a major market.
Payments made to third parties to in-license or acquire intellectual property rights, compounds and products, including initial upfront and subsequent milestone payments, are capitalized, as are payments for other assets, such as technologies to be used in R&D activities. If additional payments are made to the originator company to continue performing R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subse-

quent internal R&D costs in relation to IPR&D and other assets are expensed, since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.
Costs for post-approval studies performed to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities that are required by regulatory authorities as a condition for obtaining marketing approval in a major market are capitalized and recognized as currently marketed products.
Inventory produced ahead of regulatory approval is fully provisioned, and the charge is included in “Other expense” in the consolidated income statement, as its ultimate use cannot be assured. If this inventory can subsequently be sold, the provision is released to “Other income” in the consolidated income statement, either on approval by the appropriate regulatory authority or, exceptionally in Europe, on recommendation by the Committee for Medicinal Products for Human Use (CHMP), if approval is virtually certain.
Share-based compensation
Vested Novartis shares and American Depositary Receipts (ADRs) that are granted as compensation are valued at their market value on the grant date and are immediately expensed in the consolidated income statement.
The fair values of unvested restricted shares (RSs), restricted share units (RSUs) and performance share units (PSUs) in Novartis shares and ADRs granted to employees as compensation are recognized as an expense over the related vesting period. The expense recorded in the consolidated income statement is included in the personnel expenses of the various functions in which the employees are employed.
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
For PSUs that are subject to performance criteria based on Novartis internal performance metrics and that are conditional on the provision of service by plan participants during the vesting period, the expense is recognized on a straight-line basis over the vesting period, and is determined based on assumptions concerning the expected performance against the internal performance metrics throughout the vesting period. The assumptions are based on the Group’s targets for those performance metrics, and the expected forfeitures due to plan participants not meeting their service conditions. The assumptions are periodically adjusted over the vesting period. Any change in estimates for past services is recorded immediately as an expense or income in the consolidated income statement, and amounts for the remaining vesting period are expensed on a straight-line basis. As a result, at the end of the vesting period, the charge during the entire vesting period represents the amount that will finally vest. The number of equity instruments that finally vest is determined at the vesting date.
For PSUs that are subject to performance criteria based on variables that can be observed in the market, which for Novartis plans is the Novartis total shareholder return (TSR) relative to a specific peer group of companies over the vesting period, and that are conditional on the provision of services by the plan participants during the vesting period, the expense is recognized on a straight-line basis over the vesting period, and is determined based on the total fair value of the grant over the vesting period. IFRS requires that these variables that can be observed in the market are taken into account in determining the fair value of the PSUs at the grant date. Novartis determined the fair value of these PSUs at the date of grant using a Monte Carlo simulation model. Adjustments to the number of equity instruments granted are only made if a plan participant does not fulfill the service conditions.
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
Government grants
Grants from governments or similar organizations are recognized at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants received to compensate costs are deferred and recognized in the consolidated income statement over the period necessary to match them against the related costs that they are intended to compensate.
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
Healthcare contributions
Healthcare contribution levies and fees under governmental programs that require the Group to contribute to a country’s healthcare costs, other than programs described in “Revenue recognition” in this Note 1, are recognized in “Other expense” in the consolidated income statement. Provisions for healthcare contributions are adjusted to the actual amounts levied. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these healthcare contributions.
Income taxes
Taxes on income are recorded in the same periods as the revenues and expenses to which they relate and include interest and penalties incurred during the period. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary’s retained earnings are only taken into account when a dividend has been planned.
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
Impact of adopting significant new IFRS standard in 2021
The following new IFRS standard has been adopted by Novartis from January 1, 2021:
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Benchmark Reform Amendments)
Interest Benchmark Reform Amendments became effective from January 1, 2021. These amendments address issues that might affect financial reporting when an existing interest rate benchmark (i.e. Interbank offered rate – IBOR) is replaced with an alternative benchmark interest rate. The effects of interest rate benchmark reform on the Group’s financial instruments and risk management strategies did not have a material impact on the Group’s consolidated financial statements and are not expected to have a significant impact in future periods.
There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on the Group.
Impact of adopting significant new IFRS standard in 2020
The following new IFRS standard has been adopted by Novartis from January 1, 2020:
IFRS 3 Business Combinations amendments
The IASB issued amendments to IFRS 3 Business Combinations that revised the definition of a business, which assist entities with the evaluation of when an asset or group of assets acquired should be considered a business. This amended standard has been applied to transactions entered into on or after January 1, 2020. The amended standard allows an entity to apply an optional concentration test, on a transaction-by-transaction basis, to evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If this optional concentration test is met, the set of activities and assets is determined not to be a business. The adoption of this amended standard on January 1, 2020, did not have a significant impact on our consolidated financial statements and is not expected to have a significant impact in future periods. However, this will depend on the facts and circumstances of future transactions and if the Group decides to apply the optional concentration test in the assessment of whether an acquired set of activities and assets is or is not a business.

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
Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as functional expenses, as a component of operating income, was recorded as interest expense. In addition, the portion of the lease payments that represents the reduction of the lease liability is recognized in the cash flow statement as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities. Given the leases involved, these effects are not significant to the consolidated income statement and consolidated statement of cash flow.
The Group implemented the new standard on January 1, 2019, and applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the balance sheet immediately before the date of initial application. The Group did not restate prior years.
Results of our impact assessment:
The undiscounted operating lease commitments as of December 31, 2018, amounted to USD 3.6 billion. This includes approximately USD 0.1 billion of leases with a commencement date in 2019, as well as short-term leases and low-value leases that are recognized from January 1, 2019, upon adoption of IFRS 16, on a straight-line basis as expense in profit and loss. This also includes USD 0.2 billion lease commitments related to the Alcon Division, which is attributable to discontinued operation in 2019. For the remaining undiscounted lease commitments attributable to continuing operations of USD 3.3 billion, the Group recognized on January 1, 2019, lease liabilities of USD 1.74 billion and right-of-use assets of USD 1.55 billion (after the reclassification of USD 0.1 billion from property, plant and equipment, and net adjustments for the USD 0.3 billion recognition of sublease receivables, prepayments and accrued lease payments recognized as at December 31, 2018). For the lease commitments attributable to discontinued operations, the Group recognized on January 1, 2019, lease liabilities and right-of-use assets of USD 0.2 billion. This does not include the discontinued operations right-of-use assets and lease liability on finance lease agreements of USD 75 million and USD 89 million, respectively. There was an insignificant increase to retained earnings upon adoption of IFRS 16 of USD 3 million that arose from subleases that were accounted for as operating lease agreements under IAS 17 and are accounted for as finance leases under IFRS 16.
As a lessor, the Group had no significant impact upon adoption.
For additional significant accounting policies applicable to the discontinued operations business, see Note 30.
2. Significant transactions
The Group applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2021
Sandoz – acquisition of GSK’s cephalosporin antibiotics business
On February 10, 2021, Sandoz entered into an agreement with certain subsidiaries of GlaxoSmithKline plc (GSK) for the acquisition of the GSK’s cephalosporin antibiotics business.
Under the agreement, Sandoz acquired the global rights to three established brands (Zinnat®, Zinacef® and Fortum®) in more than 100 markets. It excluded the rights in the US, Australia and Germany to certain of those brands, which were previously divested by GSK, and the rights in India, Pakistan, Egypt, Japan (to certain of the brands) and China, which will be retained by GSK. The transaction closed on October 8, 2021.
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK will be eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
The fair value of the total purchase consideration was USD 415 million. The amount consisted of a payment of USD 351 million, including purchase price adjustments, and the fair value of contingent consideration of USD 64 million, which GSK is eligible to receive upon the achievement of specified milestones. The purchase price allo-

cation resulted in net identifiable assets of USD 308 million, consisting of USD 292 million intangible assets and USD 16 million deferred tax assets. Goodwill amounted to USD 107 million.
The results of operations since the date of acquisition are not material.
Corporate – divestment of the investment in Roche Holding AG
On November 3, 2021, Novartis entered into a Share Repurchase Agreement with Roche Holding AG under which Novartis agreed to sell 53.3 million (approximately 33.3%) bearer shares of Roche Holding AG voting shares in a bilateral transaction to Roche Holding AG for a total consideration of USD 20.7 billion. As a result, Novartis discontinued the use of equity method accounting starting from November 3, 2021.
The transaction closed on December 6, 2021. Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies.
Significant pending transactions
Innovative Medicines – acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications.
The purchase price will consist of a cash payment of USD 0.8 billion, subject to certain purchase adjustments, and potential additional milestone payments of up to USD 0.7 billion, upon achievement of specified milestones.
The acquisition is expected to close in the first quarter of 2022. Completion of the acquisition is subject to customary closing conditions.
Significant transactions in 2020
Innovative Medicines – acquisition of The Medicines Company
On November 23, 2019, Novartis entered into an agreement and plan of merger (“the Merger Agreement”) with The Medicines Company, a US-based pharmaceutical company headquartered in Parsippany, New Jersey, USA. Pursuant to the Merger Agreement, on December 5, 2019, Novartis, through a subsidiary, commenced a tender offer to acquire all outstanding shares of The Medicines Company for USD 85 per share, or a total consideration of approximately USD 9.6 billion in cash on a fully diluted basis, including the equivalent share value related to The Medicines Company’s convertible notes, in accordance with their terms. The tender offer expired on January 3, 2020, and on January 6, 2020, the acquiring subsidiary merged with and into The Medicines Company, resulting in The Medicines Company becoming an indirect wholly owned subsidiary of Novartis. Novartis financed the transaction through available cash, and short- and long-term borrowings.
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
The 2020 results of operations since the date of acquisition were not material.
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
Aspen’s portfolio in Japan consisted of off-patent medicines with a focus on anesthetics and specialty brands. The acquisition will enable Sandoz to expand its presence in the third-largest worldwide generics marketplace.
The purchase price consisted of EUR 274 million (USD 303 million) upfront payment, less customary purchase price adjustment of EUR 27 million (USD 30 million), plus potential milestone payments of up to EUR 70 million (USD 77 million), which AGI is eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was EUR 294 million (USD 324 million). The amount consisted of a cash payment of EUR 247 million (USD 273 million) and the fair value of contingent consideration of EUR 47 million (USD 51 million), which AGI is eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 238 million, consisting of USD 196 million intangible assets, USD 26 million other net assets and USD 16 million net deferred tax assets. Goodwill amounted to USD 86 million.
The 2020 results of operations since the date of acquisition were not material.
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
The cumulative amount of the depreciation on property, plant and equipment (USD 38 million) and amortization on intangible assets (USD 102 million) not recorded in the consolidated income statement since the date of classification as held for sale was recognized in the consolidated income statement in the first quarter of 2020. In addition, an impairment of currently marketed products of USD 42 million was recognized in the first quarter of 2020 consolidated income statement.
As at March 31, 2020, the assets and liabilities of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets and liabilities of disposal group held for sale. The prior year balance sheet was not required to be restated.
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
The conditions precedent to the spin-off were met and on April 8, 2019 the spin-off of the Alcon business was effected by way of a distribution of a dividend in kind of Alcon Inc. shares to Novartis AG shareholders and ADR (American Depositary Receipt) holders (“the Distribution”), which amounted to USD 23.4 billion and was recognized as a reduction to retained earnings. Through the Distribution, each Novartis AG shareholder received one Alcon Inc. share for every five Novartis AG shares/ADRs they held on April 8, 2019, close of business. As of April 9, 2019, the shares of Alcon Inc. are listed on the SIX Swiss Exchange (SIX) and on the New York Stock Exchange (NYSE) under the symbol “ALC.”
The dividend in kind distribution liability to effect the spin-off of the Alcon business (“the distribution liability”) amounted to USD 26.4 billion at March 31, 2019, unchanged from its initial recognition on February 28, 2019, and was in excess of the carrying value of the Alcon business net assets as of February 28, 2019, and as of March 31, 2019. The net assets of the Alcon business amounted to USD 23.1 billion as at March 31, 2019.
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
The total non-taxable, non-cash gain recognized at the distribution date of the spin-off of the Alcon business amounted to USD 4.7 billion consisting of:
(USD millions)	April 8, 2019

Net assets derecognized	-20 025

Derecognition of distribution liability	23 434

Difference between net assets and distribution liability	3 409

Recognition of Alcon Inc. shares obtained through consolidated foundations	1 273

Currency translation gains recycled into the consolidated income statement	123

Transaction costs recognized in the consolidated income statement	-114

Gain on distribution of Alcon Inc. to Novartis AG shareholders	4 691

For additional disclosures on discontinued operations, refer to Note 30.

Innovative Medicines – acquisition of IFM Tre, Inc.
On May 7, 2019, Novartis acquired IFM Tre, Inc., a privately held, US-based biopharmaceutical company focused on developing anti-inflammatory medicines targeting the NLRP3 inflammasome. The acquisition gave Novartis full rights to IFM Tre, Inc.’s portfolio of NLRP3 antagonists. The NLRP3 antagonists portfolio consisted of one clinical program and two preclinical programs: IFM-2427, a first-in-class, clinical-stage systemic antagonist for an array of chronic inflammatory disorders, including atherosclerosis and nonalcoholic steatohepatitis (NASH); a preclinical-stage gut-directed molecule for the treatment of inflammatory bowel disease; and a preclinical-stage central nervous system (CNS)-penetrant molecule.
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
Innovative Medicines – acquisition of Xiidra
On May 8, 2019, Novartis entered into an agreement with Takeda Pharmaceutical Company Limited (Takeda) to acquire the assets associated with Xiidra (lifitegrast ophthalmic solution) 5% worldwide. Xiidra is the first and only prescription treatment approved to treat both signs and symptoms of dry eye by inhibiting inflammation caused by the disease. The transaction bolstered the Novartis front-of-the-eye portfolio and ophthalmic leadership. The transaction closed on July 1, 2019. The purchase price consisted of a USD 3.4 billion upfront payment, customary purchase price adjustments of USD 0.1 billion, and the potential milestone payments of up to USD 1.9 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The fair value of the total purchase consideration was USD 3.7 billion. The amount consisted of an initial cash payment of USD 3.5 billion, and the fair value of the contingent consideration of USD 0.2 billion, which Takeda is eligible to receive upon the achievement of specified commercialization milestones.
The purchase price allocation resulted in net identifiable assets of approximately USD 3.6 billion, consisting mainly of intangible assets of USD 3.6 billion, and goodwill amounted to approximately USD 0.1 billion. In 2019, from the date of acquisition, the business generated net sales of USD 0.2 billion. Management estimated that net sales for the entire year of 2019 would have amounted to USD 0.3 billion, had the business been acquired at the beginning of the 2019 reporting period.
The 2019 results of operations since the date of acquisition were not material.
3. Segmentation of key figures 2021, 2020 and 2019
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
The reporting segments are as follows:
Innovative Medicines researches, develops, manufactures, distributes and sells patented prescription medicines. The Innovative Medicines Division is organized into two global business units: Novartis Oncology and Novartis Pharmaceuticals. Novartis Oncology consists of the global business franchises Hematology and Solid Tumor, and Novartis Pharmaceuticals consists of the global business franchises Immunology, Hepatology and Dermatology; Neuroscience; Ophthalmology; Cardiovascular, Renal and Metabolism; Respiratory and Allergy; and Established Medicines.
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
Income and expenses relating to Corporate include the costs of the Group headquarters and those of cor-

porate coordination functions in major countries. In addition, Corporate includes other items of income and expense that are not attributable to specific segments, such as certain revenues from intellectual property rights, certain expenses related to post-employment benefits, environmental remediation liabilities, charitable activities, donations and sponsorships. Usually, no allocation of Corporate items is made to the segments. As a result, Corporate assets and liabilities principally consist of net debt (cash and cash equivalents, marketable securities less financial debts), investments in associated companies, and current and deferred taxes and non-segment-specific environmental remediation and post-employment benefit liabilities.
Our divisions are supported by the Novartis Institutes for BioMedical Research, Global Drug Development, Novartis Technical Operations and Customer & Technology Solutions (formerly named Novartis Business Services).
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
• The Novartis Technical Operations organization manages our manufacturing operations across our Innovative Medicines and Sandoz Divisions.
• Customer & Technology Solutions (CTS), formerly named Novartis Business Services, is our shared services organization that delivers business support services across the Group, such as information technology, real estate and facility services, procurement, product lifecycle services, talent and people solutions, financial reporting and accounting operations, and communication and engagement.
Following the February 28, 2019, shareholders’ approval of the spin-off of the Alcon business (refer to Notes 1, 2 and 30 for further details), the Group reported its consolidated financial statements as “continuing operations” and “discontinued operations.”
Continuing operations comprise the activities of the Innovative Medicines and Sandoz Divisions, and the continuing Corporate activities.
Discontinued operations included the operational results from the Alcon eye care devices business and certain corporate activities attributable to the Alcon business prior to the spin-off, the gain on distribution of Alcon Inc. to Novartis AG shareholders, and certain other expenses related to the Distribution (refer to Notes 1, 2 and 30 for further details).
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

Segmentation – consolidated income statements
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	2021	2020	2021	2020	2021	2020	2021	2020

Net sales to third parties	41 995	39 013	9 631	9 646			51 626	48 659

Sales to other segments	795	792	180	189	-975	-981

Net sales	42 790	39 805	9 811	9 835	-975	-981	51 626	48 659

Other revenues	1 179	1 018	61	53	11	168	1 251	1 239

Cost of goods sold	-11 751	-10 927	-5 147	-5 252	1 031	1 058	-15 867	-15 121

Gross profit	32 218	29 896	4 725	4 636	67	245	37 010	34 777

Selling, general and administration	-12 306	-11 657	-2 062	-2 076	-518	-464	-14 886	-14 197

Research and development	-8 641	-8 118	-899	-862			-9 540	-8 980

Other income	1 149	922	233	176	470	644	1 852	1 742

Other expense	-1 732	-1 871	-397	-831	-618	-488	-2 747	-3 190

Operating income	10 688	9 172	1 600	1 043	-599	-63	11 689	10 152

Income from associated companies	5	1	2	2	15 332	670	15 339	673

Interest expense							-811	-869

Other financial income and expense							-80	-78

Income before taxes							26 137	9 878

Income taxes							-2 119	-1 807

Net income							24 018	8 071

Attributable to:
Shareholders of Novartis AG							24 021	8 072

Non-controlling interests							-3	-1

Included in net income are:
Interest income							71	91

Depreciation of property, plant and equipment	-859	-912	-210	-282	-139	-124	-1 208	-1 318

Depreciation of right-of-use assets	-265	-273	-39	-41	-14	-16	-318	-330

Amortization of intangible assets	-3 638	-3 080	-238	-370	-27	-12	-3 903	-3 462

Impairment charges on property, plant and equipment, net	-271	-324	-9	-116	-1		-281	-440

Impairment charges on intangible assets, net	-367	-768	-28	-141	-8	-5	-403	-914

Impairment charges and fair value changes on financial assets, net	43	153			-5	182	38	335

Additions to restructuring provisions	-240	-217	-62	-98	-26	-39	-328	-354

Equity-based compensation of Novartis equity plans	-721	-714	-65	-64	-193	-180	-979	-958

	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	2020	2019	2020	2019	2020	2019	2020	2019

Net sales to third parties from continuing operations	39 013	37 714	9 646	9 731			48 659	47 445

Sales to continuing and discontinued segments	792	783	189	141	-981	-871		53

Net sales from continuing operations	39 805	38 497	9 835	9 872	-981	-871	48 659	47 498

Other revenues	1 018	1 092	53	63	168	24	1 239	1 179

Cost of goods sold	-10 927	-10 050	-5 252	-5 334	1 058	959	-15 121	-14 425

Gross profit from continuing operations	29 896	29 539	4 636	4 601	245	112	34 777	34 252

Selling, general and administration	-11 657	-11 617	-2 076	-2 218	-464	-534	-14 197	-14 369

Research and development	-8 118	-8 152	-862	-1 250			-8 980	-9 402

Other income	922	1 586	176	167	644	278	1 742	2 031

Other expense	-1 871	-2 069	-831	-749	-488	-608	-3 190	-3 426

Operating income from continuing operations	9 172	9 287	1 043	551	-63	-752	10 152	9 086

Income from associated companies	1	1	2	2	670	656	673	659

Interest expense							-869	-850

Other financial income and expense							-78	45

Income before taxes from continuing operations							9 878	8 940

Income taxes							-1 807	-1 793

Net income from continuing operations							8 071	7 147

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders								-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders								4 691

Net income from discontinued operations								4 590

Net income							8 071	11 737

Attributable to:
Shareholders of Novartis AG							8 072	11 732

Non-controlling interests							-1	5

Included in net income from continuing operations are:
Interest income							91	245

Depreciation of property, plant and equipment	-912	-952	-282	-283	-124	-110	-1 318	-1 345

Depreciation of right-of-use assets	-273	-247	-41	-41	-16	-17	-330	-305

Amortization of intangible assets	-3 080	-2 509	-370	-315	-12	-12	-3 462	-2 836

Impairment charges on property, plant and equipment, net	-324	-100	-116	-101		-1	-440	-202

Impairment charges on intangible assets, net	-768	-632	-141	-506	-5		-914	-1 138

Impairment charges and fair value changes on financial assets, net	153	18			182	20	335	38

Additions to restructuring provisions	-217	-229	-98	-165	-39	-98	-354	-492

Equity-based compensation of Novartis equity plans	-714	-761	-64	-67	-180	-239	-958	-1 067

Segmentation – consolidated balance sheets
	Innovative Medicines		Sandoz		Corporate (including eliminations)		Group

(USD millions)	2021	2020	2021	2020	2021	2020	2021	2020

Total assets [1]	79 220	83 112	16 192	16 825	36 383	27 841	131 795	127 778

Total liabilities [1]	-15 929	-15 472	-3 632	-3 786	-44 412	-51 854	-63 973	-71 112

Total equity							67 822	56 666

Net debt [2]					868	24 481	868	24 481

Net operating assets	63 291	67 640	12 560	13 039	-7 161	468	68 690	81 147

Included in assets and liabilities are:
Total property, plant and equipment	9 168	9 863	1 901	1 849	476	551	11 545	12 263

Additions to property, plant and equipment [3]	991	926	349	229	90	110	1 430	1 265

Total right-of-use assets	1 349	1 489	104	133	108	54	1 561	1 676

Additions to right-of-use assets [3]	222	264	26	67	73	15	321	346

Total goodwill and intangible assets	53 919	56 839	9 603	9 817	255	152	63 777	66 808

Additions to goodwill and intangible assets [3]	1 491	1 235	102	105	143	85	1 736	1 425

Total investment in associated companies	170	194	7	8	28	9 430	205	9 632

Additions to investment in associated companies	24	24			19	7	43	31

Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments					28 329	11 563	28 329	11 563

Financial debts and derivative financial instruments					29 197	36 044	29 197	36 044

Current income tax and deferred tax liabilities [1]					5 485	5 599	5 485	5 599

[1] The December 31, 2020 total assets, total liabilities and deferred tax liabilities have been adjusted from the previously reported amounts due to a change in the presentation of the deferred tax assets and deferred tax liabilities on the consolidated balance sheet, to conform with the 2021 presentation (see Note 12 for additional disclosures).

[2] Note 29 provides additional disclosures related to net debt
[3] Excluding the impact of business acquisitions
The following table shows countries that accounted for more than 5% of at least one of the respective Group totals, as well as regional information for net sales to third parties for the years ended December 31, 2021, 2020 and 2019, and for selected non-current assets for the years ended December 31, 2021 and 2020:
	Net sales[1]						Total of selected non-current assets[2]

(USD millions)	2021	%	2020	%	2019	%	2021	%	2020	%

Country
Switzerland	873	2	800	2	848	2	25 770	33	34 904	39

United States	16 818	33	16 484	34	16 280	34	37 054	48	39 889	44

France	2 522	5	2 442	5	2 442	5	3 615	5	4 115	5

Germany	4 870	9	4 518	9	4 120	9	2 378	3	2 607	3

China	3 052	6	2 573	5	2 214	5	703	1	714	1

Japan	2 683	5	2 804	6	2 656	6	217		313

Other	20 808	40	19 038	39	18 885	39	7 351	10	7 837	8

Group	51 626	100	48 659	100	47 445	100	77 088	100	90 379	100

Region
Europe	20 197	39	18 715	38	17 933	38	37 525	49	47 798	53

Americas	20 463	40	19 725	41	19 713	41	37 522	49	40 391	45

Asia/Africa/Australasia	10 966	21	10 219	21	9 799	21	2 041	2	2 190	2

Group	51 626	100	48 659	100	47 445	100	77 088	100	90 379	100

[1] Net sales to third party from continuing operations by location of customer
[2] Total of property, plant and equipment; right-of-use assets; goodwill; intangible assets and investment in associated companies

The Group’s largest, second-largest and third-largest customers account for approximately 17%, 11% and 6% of net sales, respectively (2020: 17%, 11% and 6%, respectively; 2019: 18%, 13% and 8%, respectively). All segments had sales to these customers in 2021, 2020 and 2019.
The highest amounts of trade receivables outstanding were for these same three customers and amounted to approximately 16%, 12% and 7%, respectively, of the trade receivables at December 31, 2021 (2020: 14%, 12% and 6%, respectively).
Segmentation – net sales by region1
	2021 USD m	2020 USD m	Change (2020 to 2021) USD %	2019 USD m	Change (2019 to 2020) USD %

Innovative Medicines
Europe	14 919	13 484	11	12 818	5

US	14 999	14 342	5	13 789	4

Asia/Africa/Australasia	9 304	8 718	7	8 458	3

Canada and Latin America	2 773	2 469	12	2 649	-7

Total	41 995	39 013	8	37 714	3

Of which in Established Markets	31 459	29 643	6	28 573	4

Of which in Emerging Growth Markets	10 536	9 370	12	9 141	3

Sandoz
Europe	5 278	5 231	1	5 115	2

US	1 819	2 142	-15	2 491	-14

Asia/Africa/Australasia	1 662	1 501	11	1 341	12

Canada and Latin America	872	772	13	784	-2

Total	9 631	9 646	0	9 731	-1

Of which in Established Markets	6 855	7 089	-3	7 111	0

Of which in Emerging Growth Markets	2 776	2 557	9	2 620	-2

Group
Europe	20 197	18 715	8	17 933	4

US	16 818	16 484	2	16 280	1

Asia/Africa/Australasia	10 966	10 219	7	9 799	4

Canada and Latin America	3 645	3 241	12	3 433	-6

Total	51 626	48 659	6	47 445	3

Of which in Established Markets	38 314	36 732	4	35 684	3

Of which in Emerging Growth Markets	13 312	11 927	12	11 761	1

[1] Net sales to third parties by location of customer. Emerging Growth Markets comprise all markets other than the Established Markets of the US, Canada, Western Europe, Japan, Australia and New Zealand.

Innovative Medicines Division net sales by business franchise
	2021 USD m	2020 USD m	Change (2020 to 2021) USD %	2019 USD m	Change (2019 to 2020) USD %

Hematology
Tasigna	2 060	1 958	5	1 880	4

Promacta/Revolade	2 016	1 738	16	1 416	23

Jakavi	1 595	1 339	19	1 114	20

Gleevec/Glivec	1 024	1 188	-14	1 263	-6

Kymriah	587	474	24	278	71

Exjade/Jadenu	563	653	-14	975	-33

Adakveo	164	105	56	1	nm

Other	354	327	8	306	7

Total Hematology	8 363	7 782	7	7 233	8

Solid Tumor
Tafinlar + Mekinist	1 693	1 542	10	1 338	15

Sandostatin	1 413	1 439	-2	1 585	-9

Afinitor/Votubia	938	1 083	-13	1 539	-30

Kisqali	937	687	36	480	43

Votrient	577	635	-9	755	-16

Lutathera	475	445	7	441	1

Piqray	329	320	3	116	176

Tabrecta	90	35	157		nm

Other	661	743	-11	883	-16

Total Solid Tumor	7 113	6 929	3	7 137	-3

Total Novartis Oncology business unit	15 476	14 711	5	14 370	2

Immunology, Hepatology and Dermatology
Cosentyx	4 718	3 995	18	3 551	13

Ilaris	1 059	873	21	671	30

Total Immunology, Hepatology and Dermatology	5 777	4 868	19	4 222	15

Neuroscience
Gilenya	2 787	3 003	-7	3 223	-7

Zolgensma	1 351	920	47	361	155

Kesimpta	372	15	nm		nm

Mayzent	281	170	65	26	nm

Aimovig	215	164	31	103	59

Other	46	51	-10	60	-15

Total Neuroscience	5 052	4 323	17	3 773	15

Ophthalmology
Lucentis	2 160	1 933	12	2 086	-7

Xiidra	468	376	24	192	96

Beovu	186	190	-2	35	nm

Other	1 516	1 911	-21	2 463	-22

Total Ophthalmology	4 330	4 410	-2	4 776	-8

	2021 USD m	2020 USD m	Change (2020 to 2021) USD %	2019 USD m	Change (2019 to 2020) USD %

Cardiovascular, Renal and Metabolism
Entresto	3 548	2 497	42	1 726	45

Leqvio	12		nm

Other		1	nm	24	-96

Total Cardiovascular, Renal and Metabolism	3 560	2 498	43	1 750	43

Respiratory and Allergy
Xolair [1]	1 428	1 251	14	1 173	7

Ultibro Group	584	623	-6	630	-1

Other	53	26	104	22	18

Total Respiratory and Allergy	2 065	1 900	9	1 825	4

Established Medicines
Galvus Group	1 092	1 199	-9	1 297	-8

Exforge Group	901	980	-8	1 025	-4

Diovan Group	773	1 003	-23	1 064	-6

Zortress/Certican	431	452	-5	485	-7

Voltaren/Cataflam	373	360	4	417	-14

Neoral/Sandimmun(e)	368	393	-6	419	-6

Contract manufacturing	108		nm

Other	1 689	1 916	-12	2 291	-16

Total Established Medicines	5 735	6 303	-9	6 998	-10

Total Novartis Pharmaceuticals business unit	26 519	24 302	9	23 344	4

Total division net sales	41 995	39 013	8	37 714	3

[1] Net sales reflect Xolair sales for all indications.

nm = not meaningful

Top 20 Innovative Medicines Division product net sales – 2021
Brands	Business franchise	Key indication	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 883	1 835	4 718

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 712	1 836	3 548

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 427	1 360	2 787

Lucentis	Ophthalmology	Age-related macular degeneration		2 160	2 160

Tasigna	Hematology	Chronic myeloid leukemia	882	1 178	2 060

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	947	1 069	2 016

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	606	1 087	1 693

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)		1 595	1 595

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU) and nasal polyps		1 428	1 428

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	843	570	1 413

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	469	882	1 351

Galvus Group	Established Medicines	Type 2 diabetes		1 092	1 092

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	501	558	1 059

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	263	761	1 024

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	521	417	938

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	339	598	937

Exforge Group	Established Medicines	Hypertension	14	887	901

Diovan Group	Established Medicines	Hypertension	51	722	773

Kymriah	Hematology	r/r pediatric and young adults ALL, DLBCL	230	357	587

Ultibro Group	Respiratory and Allergy	Chronic obstructive pulmonary disease (COPD)		584	584

Top 20 products total			11 688	20 976	32 664

Rest of portfolio			3 311	6 020	9 331

Total division sales			14 999	26 996	41 995

[1] Net sales reflect Xolair sales for all indications.

Top 20 Innovative Medicines Division product net sales – 2020
Brands	Business franchise	Key indication	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis, psoriatic arthritis and non-radiographic axial spondyloarthritis	2 516	1 479	3 995

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 562	1 441	3 003

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	1 277	1 220	2 497

Tasigna	Hematology	Chronic myeloid leukemia	859	1 099	1 958

Lucentis	Ophthalmology	Age-related macular degeneration		1 933	1 933

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	833	905	1 738

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	569	973	1 542

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	837	602	1 439

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)		1 339	1 339

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA) and chronic spontaneous urticaria (CSU) and nasal polyps		1 251	1 251

Galvus Group	Established Medicines	Type 2 diabetes		1 199	1 199

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	315	873	1 188

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	644	439	1 083

Diovan Group	Established Medicines	Hypertension	124	879	1 003

Exforge Group	Established Medicines	Hypertension	16	964	980

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	459	461	920

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	400	473	873

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	318	369	687

Exjade/Jadenu	Hematology	Chronic iron overload	138	515	653

Votrient	Solid Tumor	Renal cell carcinoma	259	376	635

Top 20 products total			11 126	18 790	29 916

Rest of portfolio			3 216	5 881	9 097

Total division sales			14 342	24 671	39 013

[1] Net sales reflect Xolair sales for all indications.

Top 20 Innovative Medicines Division product net sales – 2019
Brands	Business franchise	Key indication	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology, Hepatology and Dermatology	Psoriasis, ankylosing spondylitis and psoriatic arthritis	2 220	1 331	3 551

Gilenya	Neuroscience	Relapsing multiple sclerosis	1 736	1 487	3 223

Lucentis	Ophthalmology	Age-related macular degeneration		2 086	2 086

Tasigna	Hematology	Chronic myeloid leukemia	804	1 076	1 880

Entresto	Cardiovascular, Renal and Metabolism	Chronic heart failure	925	801	1 726

Sandostatin	Solid Tumor	Carcinoid tumors and acromegaly	881	704	1 585

Afinitor/Votubia	Solid Tumor	Breast cancer/TSC	1 003	536	1 539

Promacta/Revolade	Hematology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	691	725	1 416

Tafinlar + Mekinist	Solid Tumor	BRAF V600+ metastatic and adjuvant melanoma; advanced non-small cell lung cancer (NSCLC)	481	857	1 338

Galvus Group	Established Medicines	Type 2 diabetes		1 297	1 297

Gleevec/Glivec	Hematology	Chronic myeloid leukemia and GIST	334	929	1 263

Xolair [1]	Respiratory and Allergy	Severe allergic asthma (SAA) and chronic spontaneous urticaria (CSU)		1 173	1 173

Jakavi	Hematology	Myelofibrosis (MF), polycythemia vera (PV)		1 114	1 114

Diovan Group	Established Medicines	Hypertension	86	978	1 064

Exforge Group	Established Medicines	Hypertension	13	1 012	1 025

Exjade/Jadenu	Hematology	Chronic iron overload	450	525	975

Votrient	Solid Tumor	Renal cell carcinoma	332	423	755

Ilaris	Immunology, Hepatology and Dermatology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD and gout)	304	367	671

Zortress/Certican	Established Medicines	Transplantation	169	316	485

Kisqali	Solid Tumor	HR+/HER2- metastatic breast cancer	250	230	480

Top 20 products total			10 679	17 967	28 646

Rest of portfolio			3 110	5 958	9 068

Total division sales			13 789	23 925	37 714

[1] Net sales reflect Xolair sales for all indications.
Sandoz Division net sales by business franchise
	2021 USD m	2020 USD m	Change (2020 to 2021) USD %	2019 USD m	Change (2019 to 2020) USD %

Retail Generics [1]	7 092	7 244	-2	7 590	-5

Biopharmaceuticals	2 116	1 928	10	1 607	20

Anti-Infectives [1]	423	474	-11	534	-11

Total division net sales	9 631	9 646	0	9 731	-1

[1] Sandoz total anti-infectives net sales amounted to USD 1.1 billion (2020: USD 1.2 billion; 2019: USD 1.3 billion), of which USD 707 million (2020: USD 694 million; 2019: USD 784 million) is sold through the Retail Generics business franchise and USD 423 million (2020: USD 474 million; 2019: USD 534 million) is sold to other third-party companies through the Anti-Infectives business franchise.

The product portfolio of Sandoz is widely spread in 2021, 2020 and 2019.
Segmentation – other revenue
	Innovative Medicines			Sandoz			Corporate (including eliminations)			Group

(USD millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Profit-sharing income	873	835	732			2				873	835	734

Royalty income	74	107	104	24	25	19	11	168	24	109	300	147

Milestone income	127	39	201	28	11	30				155	50	231

Other [1]	105	37	55	9	17	12				114	54	67

Total other revenues	1 179	1 018	1 092	61	53	63	11	168	24	1 251	1 239	1 179

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales.
4. Associated companies
	Net income statement effect			Other comprehensive income effect [1]			Total comprehensive income effect

(USD millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019

Roche Holding AG, Switzerland	15 341	677	662	46	-56	-94	15 387	621	568

Others	-2	-4	-3				-2	-4	-3

Associated companies related to continuing operations	15 339	673	659	46	-56	-94	15 385	617	565

[1] In 2021, Novartis share of other comprehensive income recognized by associated companies, net of taxes of USD 3 million was recycled into the consolidated income statement as a result of the divestment of the investment in Roche Holding AG. No Novartis share of other comprehensive income recognized by associated companies was recycled to the consolidated income statement in 2020 and 2019.

Novartis has certain non-significant investments and had a significant investment in Roche Holding AG, Basel (Roche), which was divested on December 6, 2021, to Roche, that are accounted for as associated companies.
	Balance sheet value

(USD millions)	December 31, 2021	December 31, 2020

Roche Holding AG, Switzerland		9 407

Others	205	225

Total	205	9 632

Roche Holding AG
On November 3, 2021, Novartis entered into an agreement with Roche Holding AG to divest its 33.3% of Roche Holding AG (Roche) voting shares, representing approximately 6.2% of Roche’s total outstanding voting and non-voting equity instruments, to Roche for USD 20.7 billion in cash. As a result, Novartis discontinued the use of equity method accounting starting from November 3, 2021.
The divestment transaction closed on December 6, 2021, and Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies. See Note 2.
The Group’s holding in Roche voting shares was 33.3% at December 31, 2020 and 2019. This investment represented approximately 6.2% of Roche’s total outstanding voting and non-voting equity instruments at December 31, 2020 and 2019.
Since full-year financial data for Roche is not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Group’s share of Roche’s net income. Any differences between these estimates and actual results were adjusted in the Group’s consolidated financial statements when available. As Novartis discontinued the use of equity method accounting starting from November 3, 2021, and the divestment closed on December 6, 2021, no such adjustment will be made to the 2022 Group’s consolidated financial statements.
The following tables show summarized financial information for Roche, including current values of fair value adjustments made at the time of the acquisition of the shares, for the year ended December 31, 2020, and for the six months ended June 30, 2021:
(CHF billions)	Current assets	Non-current assets	Current liabilities	Non-current liabilities

December 31, 2020	32.9	54.8	25.4	21.0

June 30, 2021	31.3	57.5	25.2	21.3

(CHF billions)	Revenue	Net income	Other comprehen- sive income	Total comprehen- sive income

December 31, 2020	60.3	12.5	-1.8	10.7

June 30, 2021	32.1	7.6	1.6	9.2

In 2021, dividends received from Roche in relation to the distribution of its 2020 net income amounted to USD 522 million (2020: USD 487 million in relation to the distribution of its 2019 net income).
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2021, 2020 and 2019 are as follows:
(USD millions)	2021	2020	2019

Novartis share of Roche's estimated current-year consolidated net income	815	913	910

Prior-year adjustment	40	-64	-129

Amortization of fair value adjustments relating to intangible assets, net of taxes of USD 10 million (2020: USD 26 million; 2019: USD 24 million)	-70	-172	-162

Partial release of deferred tax liability recognized			43

Gain on divestment of the investment in Roche [1]	14 556

Net income effect	15 341	677	662

[1] The gain on divestment of the investment in Roche includes the recycling of currency translation effects (see Note 8.1) and other comprehensive income effects totaling USD 3.2 billion.
5. Interest expense and other financial income and expense
Interest expense
(USD millions)	2021	2020	2019

Interest expense	-651	-708	-714

Interest expense on lease liabilities	-62	-67	-66

Expense arising from discounting long-term liabilities and capitalized borrowing costs	-98	-94	-70

Total interest expense	-811	-869	-850

Other financial income and expense
(USD millions)	2021	2020	2019

Interest income	71	91	245

Other financial income	12	18	12

Financial expense	-94	-52	-52

Currency result, net	-69	-135	-160

Total other financial income and expense	-80	-78	45

6. Income taxes
Income before taxes
(USD millions)	2021	2020	2019

Switzerland [1]	22 028	9 786	8 097

Foreign	4 109	92	843

Income before taxes from continuing operations	26 137	9 878	8 940

[1] The 2021 income before taxes in Switzerland includes a USD 14.6 billion non-taxable gain on the divestment of the Group’s investment in Roche Holding AG (see Note 2 and Note 4).
Current and deferred income tax expense
The significant components of the provision for income taxes are as follows:
(USD millions)	2021	2020	2019

Switzerland	-958	-932	-1 186

Foreign	-1 470	-1 168	-961

Current income tax expense	-2 428	-2 100	-2 147

Switzerland	23	-137	-93

Foreign	286	430	447

Deferred tax income	309	293	354

Income tax expense from continuing operations	-2 119	-1 807	-1 793

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
The main elements contributing to the difference between the Group’s overall applicable tax rate (which can change each year since it is calculated as the weighted average tax rate based on the pre-tax income of each subsidiary) and the effective tax rate are shown in the following table:
(As a percentage)	2021	2020	2019

Applicable tax rate	14.8	13.6	11.7

Effect of disallowed expenditures	1.0	4.6	4.8

Effect of utilization of tax losses brought forward from prior periods	0.0	-0.3	-0.1

Effect of income taxed at reduced rates	-0.1	-0.3	-0.7

Effect of income not subject to tax [1]	-7.5	-0.7	0.0

Effect of tax credits and allowances	-1.4	-2.3	-2.3

Effect of release of contingent consideration liability	-0.1	-0.2	-0.5

Effect of tax rate change on current and deferred tax assets and liabilities [2]	0.0	0.3	-1.4

Effect of write-off of deferred tax assets [3]	0.0	0.2	4.0

Effect of write-down and reversal of write-down of investments in subsidiaries	0.0	-0.8	-0.6

Effect of prior-year items	0.1	2.3	2.2

Effect of other items [4]	1.3	1.9	3.0

Effective tax rate for continuing operations	8.1	18.3	20.1

[1] 2021 includes the effect of income not subject to tax (-7.3%) arising from the non-taxable gain on the divestment of our investment in Roche. See Notes 2 and 4 for further details.
[2] 2019 is mainly related to the revaluation of the deferred tax assets and liabilities resulting from the tax reforms enacted in Switzerland in 2019. Refer to Note 12 for additional disclosures.
[3] 2019 is primarily related to a non-cash, one-time deferred tax expense for the write-off of a deferred tax asset resulting from legal entity reorganizations.
[4] In 2021, other items include changes in uncertain tax positions (+1.3%).
In 2020, other items (+1.9%) include changes in uncertain tax positions (+2.0%) and other items (-0.1%).
In 2019, other items (+3.0%) include changes in uncertain tax positions (+2.6%) and other items (+0.4%).
The utilization of tax-loss carry-forwards lowered the tax charge by USD 5 million in 2021, by USD 29 million in 2020, and by USD 11 million in 2019.
For the amount of income taxes attributable to discontinued operations, see Note 30.

7. Earnings per share
	2021	2020	2019

Net income attributable to shareholders of Novartis AG (USD millions)

- Continuing operations	24 021	8 072	7 142

- Discontinued operations			4 590

Total	24 021	8 072	11 732

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	2 243	2 277	2 291

Adjustment for vesting of restricted shares, restricted share units and dilutive shares from options	17	19	28

Weighted average number of shares in diluted earnings per share	2 260	2 296	2 319

Basic earnings per share (USD)
- Continuing operations	10.71	3.55	3.12

- Discontinued operations			2.00

Total	10.71	3.55	5.12

Diluted earnings per share (USD)
- Continuing operations	10.63	3.52	3.08

- Discontinued operations			1.98

Total	10.63	3.52	5.06

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
No options were excluded from the calculation of diluted EPS in 2021, 2020 or 2019, as all options were dilutive in all years.

8. Changes in consolidated statements of comprehensive income
The consolidated statements of comprehensive income include the Group’s net income for the year as well as all other valuation adjustments recorded in the Group’s consolidated balance sheet, which under IFRS are not recorded in the consolidated income statement. These include fair value adjustments on financial instruments, actuarial gains or losses on defined benefit pension plans, and currency translation effects, net of taxes.
(USD millions)	Note	Fair value adjustments on financial instruments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments attributable to Novartis AG shareholders	Non- controlling interest	Total value adjustments

Value adjustments at December 31, 2018		227	-5 423	744	-4 452	-26	-4 478

Fair value adjustments on deferred cash flow hedges		1			1		1

Fair value adjustments on debt securities		1			1		1

Fair value adjustments on equity securities, net of taxes of USD 47 million [1]		-47			-47		-47

Net investment hedge				44	44		44

Defined benefit plans, net of taxes of USD -313 million [2]			-466		-466	-1	-467

Currency translation effects, net of taxes of USD 2 million	8.1			354	354	-2	352

Total value adjustments in 2019		-45	-466	398	-113	-3	-116

Fair value adjustments on equity securities sold, reclassified to retained earnings		-95			-95		-95

Fair value adjustments related to divestments		33	-30		3		3

Value adjustments at December 31, 2019		120	-5 919	1 142	-4 657	-29	-4 686

Fair value adjustments on equity securities, net of taxes of USD -36 million [1]		250			250		250

Net investment hedge				-201	-201		-201

Defined benefit plans, net of taxes of USD -3 million			145		145	-2	143

Currency translation effects, net of taxes of USD 10 million	8.1			3 193	3 193	1	3 194

Total value adjustments in 2020		250	145	2 992	3 387	-1	3 386

Fair value adjustments on equity securities sold, reclassified to retained earnings		-150			-150		-150

Fair value adjustments related to divestments			2		2		2

Impact of change in ownership of consolidated entities			-1		-1	1

Value adjustments at December 31, 2020		220	-5 773	4 134	-1 419	-29	-1 448

Fair value adjustments on equity securities, net of taxes of USD -44 million [1]		194			194		194

Net investment hedge, net of taxes of USD 33 million				216	216		216

Defined benefit plans, net of taxes of USD -323 million			1 808		1 808	1	1 809

Currency translation effects, net of taxes of USD 17 million	8.1			-4 757	-4 757	-5	-4 762

Total value adjustments in 2021		194	1 808	-4 541	-2 539	-4	-2 543

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD 48 million		-164			-164		-164

Fair value adjustments related to divestments		-62	-3		-65		-65

Value adjustments at December 31, 2021		188	-3 968	-407	-4 187	-33	-4 220

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

8.1) In 2021, net cumulative currency translation gains of USD 3.2 billion were recycled through the income statement as a result of the divestment of the investment in Roche. See Notes 2 and 4. No currency translation losses or gains were recycled through the income statement in 2020.
In 2019, cumulative currency translation gains of USD 129 million were recycled through the income statement mainly as a result of the spin-off of the Alcon business through a dividend in kind distribution to Novartis AG shareholders. See Notes 2 and 30.
9. Property, plant and equipment
The following table summarizes the movements of property, plant and equipment during 2021:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

Cost
January 1, 2021	555	12 377	1 248	14 038	28 218

Reclassifications		197	-610	413

Additions	1	109	1 027	293	1 430

Disposals and derecognitions	-40	-437	-70	-699	-1 246

Currency translation effects	-24	-427	-87	-717	-1 255

December 31, 2021	492	11 819	1 508	13 328	27 147

Accumulated depreciation
January 1, 2021	-19	-5 807	-66	-10 063	-15 955

Accumulated depreciation on disposals and derecognitions	10	359	58	669	1 096

Depreciation charge		-453		-755	-1 208

Impairment charge	-4	-137	-76	-167	-384

Reversal of impairment charge	5	70	16	12	103

Currency translation effects	1	224	3	518	746

December 31, 2021	-7	-5 744	-65	-9 786	-15 602

Net book value at December 31, 2021	485	6 075	1 443	3 542	11 545

Commitments for purchases of property, plant and equipment					204

Capitalized borrowing costs					4

The following table summarizes the movements of property, plant and equipment during 2020:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

Cost
January 1, 2020	512	11 463	1 350	13 674	26 999

Cost of assets related to disposal group held for sale [1]	11	117	36	168	332

Impact of acquisitions of businesses	2	19		5	26

Reclassifications	10	433	-1 038	595

Additions	7	115	847	296	1 265

Disposals and derecognitions	-23	-465	-57	-1 656	-2 201

Currency translation effects	36	695	110	956	1 797

December 31, 2020	555	12 377	1 248	14 038	28 218

Accumulated depreciation
January 1, 2020	-20	-5 124	-60	-9 726	-14 930

Accumulated depreciation on assets related to disposal group held for sale [1]		-58	-4	-101	-163

Accumulated depreciation on disposals and derecognitions	17	433	11	1 543	2 004

Depreciation charge [2]		-491		-827	-1 318

Impairment charge	-15	-194	-10	-228	-447

Reversal of impairment charge				7	7

Currency translation effects	-1	-373	-3	-731	-1 108

December 31, 2020	-19	-5 807	-66	-10 063	-15 955

Net book value at December 31, 2020	536	6 570	1 182	3 975	12 263

Commitments for purchases of property, plant and equipment					256

Capitalized borrowing costs					2

[1] At March 31, 2020, the property, plant and equipment of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets of disposal group held for sale. See Note 2 for further details.

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

The following table shows the property, plant and equipment impairment charges and reversals for continuing operations by reporting segment:
	Impairment charges			Impairment reversals

(USD millions)	2021	2020	2019	2021	2020	2019

Innovative Medicines	-315	-326	-102	44	2	2

Sandoz	-68	-121	-102	59	5	1

Corporate	-1		-1

Total	-384	-447	-205	103	7	3

10. Right-of-use assets and lease liabilities
The following table summarizes the movements of the right-of-use assets:
(USD millions)	2021	2020

Right-of-use assets at January 1	1 676	1 677

Impact of acquisitions of businesses		32

Additions	321	346

Depreciation charge	-318	-330

Lease contract terminations [1]	-66	-63

Impact of divestments		-32

Currency translation effects	-52	46

Total right-of-use assets at December 31 [2]	1 561	1 676

[1] Lease contract terminations also includes modifications to existing leases that result in reductions to the right-of-use assets, and reductions due to sub-leasing.
[2] No impairment charge was recorded in 2021 (2020: nil).
The following table shows the right-of-use assets carrying value and depreciation charge at December 31, 2021 and 2020, by underlying class of asset:
(USD millions)	December 31, 2021 carrying value	Depreciation charge 2021	December 31, 2020 carrying value	Depreciation charge 2020

Land	522	11	528	11

Buildings	866	192	963	207

Vehicles	136	105	155	100

Machinery and equipment, and other assets	37	10	30	12

Total right-of-use assets	1 561	318	1 676	330

The following table shows the lease liabilities by maturity at December 31, 2021 and 2020:
(USD millions)	Lease liabilities 2021	Lease liabilities undiscounted 2021	Lease liabilities 2020	Lease liabilities undiscounted 2020

Less than one year	275	324	286	338

Between one and two years	216	258	229	274

Between two and three years	162	198	186	226

Between three and four years	139	172	148	183

Between four and five years	122	154	129	160

After five years	982	2 243	1 027	2 326

Total lease liabilities	1 896	3 349	2 005	3 507

Less current portion of lease liabilities	-275	-324	-286	-338

Non-current portion of lease liabilities	1 621	3 025	1 719	3 169

Commitments for leases not yet commenced		134		4

At December 31, 2021, and December 31, 2020, there were no material future cash outflows, including extension options, excluded from the measurement of lease liabilities. The Group’s most material lease with a lease term extension, representing a lease liability value of USD 0.6 billion (2020: USD 0.6 billion), has a determined lease term end date of 2071 (2020: 2071). Non-enforceable extension options of up to 10 years have not been included within the measurement of this lease liability, and do not have a material impact to the carrying value of the lease for both 2021 and 2020. Should the landlord agree to a lease extension, rent will be referenced to the market rates as at the commencement of the extension period. There were no significant sale and leaseback transactions in 2021 or 2020.
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
The following table provides additional disclosures related to right-of-use assets and lease liabilities for 2021, 2020 and 2019:
(USD millions)	2021	2020	2019

Interest expense on lease liabilities [1]	62	67	66

Expense on short-term leases	6	4	7

Expense on low-value leases	7	7	8

Total cash outflows for leases	381	379	339

Thereof:

Cash outflows for short-term leases and low-value leases [2]	13	11	15

Payments of interest [3]	52	56	51

Payments of lease liabilities [4]	316	312	273

[1] The weighted average interest rate is 3.2% (2020: 3.4%, 2019: 3.9%).
[2] Cash flows from short-term and low-value leases are included within total net cash flows from operating activities. The portfolio of short-term leases to which the Group is committed to at December 31, 2021, 2020 and 2019, is similar to the portfolio of short-term leases the Group entered into during 2021, 2020 and 2019.

[3] Included within total net cash flows from operating activities
[4] Reported as cash outflows used in financing activities net of lease incentives received of USD nil (2020: nil, 2019: USD 33 million)

The net investment held and income from subleasing right-of-use assets were not significant for 2021 and 2020. Income from leasing Novartis property, plant and equipment to third parties for both 2021 and 2020 was not significant.
11. Goodwill and intangible assets
The following table summarizes the movements of goodwill and intangible assets in 2021:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Technologies	Currently marketed products	Other intangible assets	Total

Cost
January 1, 2021	30 321	6 893	1 115	57 333	2 384	67 725

Impact of acquisitions of businesses	238	262		292	98	652

Reclassifications [1]		-20	15	5

Additions		958		270	508	1 736

Disposals and derecognitions [2]				-433	-22	-455

Currency translation effects	-659	-80	-50	-1 254	-63	-1 447

December 31, 2021	29 900	8 013	1 080	56 213	2 905	68 211

Accumulated amortization
January 1, 2021	-322	-2 193	-885	-26 566	-1 272	-30 916

Amortization charge			-41	-3 607	-255	-3 903

Accumulated amortization on disposals and derecognitions [2]				397	21	418

Impairment charge		-350	-17	-1	-35	-403

Currency translation effects	17	29	40	670	36	775

December 31, 2021	-305	-2 514	-903	-29 107	-1 505	-34 029

Net book value at December 31, 2021	29 595	5 499	177	27 106	1 400	34 182

[1] Reclassifications between various asset categories as a result of product launches of acquired in-process research and development and completion of software development
[2] Derecognition of assets that are no longer being used or developed and are not considered to have a significant disposal value or other alternative use

The following table summarizes the movements of goodwill and intangible assets in 2020:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Technologies	Currently marketed products	Other intangible assets	Total

Cost
January 1, 2020	26 825	7 429	884	43 548	1 558	53 419

Cost of assets reclassified out of assets of disposal group held for sale [1]		10	276	1 112	2	1 400

Impact of acquisitions of businesses	2 580	8 600		196	218	9 014

Reclassifications [2]		-9 272	-2	9 274

Additions [3]		339		674	412	1 425

Disposals and derecognitions [4]		-421	-101	-39	-11	-572

Currency translation effects	916	208	58	2 568	205	3 039

December 31, 2020	30 321	6 893	1 115	57 333	2 384	67 725

Accumulated amortization
January 1, 2020	-301	-2 005	-721	-20 969	-937	-24 632

Accumulated amortization on assets reclassified out of assets of disposal group held for sale [1]		-2	-107	-816		-925

Amortization charge [5]			-72	-3 215	-175	-3 462

Accumulated amortization on disposals and derecognitions [4]		421	101	39	6	567

Impairment charge [6]		-515	-40	-338	-21	-914

Currency translation effects	-21	-92	-46	-1 267	-145	-1 550

December 31, 2020	-322	-2 193	-885	-26 566	-1 272	-30 916

Net book value at December 31, 2020	29 999	4 700	230	30 767	1 112	36 809

[1] At March 31, 2020, intangible assets of the Sandoz US generic oral solids and dermatology businesses were reclassified out of assets of disposal group held for sale. See Note 2 for further details.
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
The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2021:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Technologies	Currently marketed products	Other intangible assets	Total

Innovative Medicines	21 562	5 313	15	25 938	1 091	32 357

Sandoz	8 026	186	162	1 168	61	1 577

Corporate	7				248	248

Net book value at December 31, 2021	29 595	5 499	177	27 106	1 400	34 182

The following table summarizes the allocation of the net book values of goodwill and intangible assets by reporting segment at December 31, 2020:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Technologies	Currently marketed products	Other intangible assets	Total

Innovative Medicines	21 718	4 548	3	29 645	925	35 121

Sandoz	8 274	152	227	1 122	42	1 543

Corporate	7				145	145

Net book value at December 31, 2020	29 999	4 700	230	30 767	1 112	36 809

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
The following table shows the intangible asset and goodwill impairment charges and reversals for continuing operations by reporting segment:
	Impairment charges			Impairment reversals

(USD millions)	2021	2020	2019	2021	2020	2019

Innovative Medicines [1]	-367	-768	-669			37

Sandoz [2]	-28	-141	-506

Corporate	-8	-5

Total	-403	-914	-1 175			37

[1] 2021 includes an impairment of USD 201 million related to the write-down of IPR&D related to cessation of clinical development program GTX312.
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
Note 30 provides additional disclosures on discontinued operations.

12. Deferred tax assets and liabilities
(USD millions)	Property, plant and equipment	Intangible assets	Pensions and other benefit obligations of employees	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2021	189	1 351	1 137	2 502	507	2 658	8 344

Gross deferred tax liabilities at January 1, 2021	-430	-5 269	-340	-159	-10	-1 344	-7 552

Net deferred tax balance at January 1, 2021	-241	-3 918	797	2 343	497	1 314	792

At January 1, 2021	-241	-3 918	797	2 343	497	1 314	792

Credited/(charged) to income	-27	567	-22	-215	-121	127	309

Charged to equity						-35	-35

Credited/(charged) to other comprehensive income			-323			6	-317

Impact of acquisitions of businesses		-58			12		-46

Other movements	12	12	-17	-3	-14	-20	-30

Net deferred tax balance at December 31, 2021	-256	-3 397	435	2 125	374	1 392	673

Gross deferred tax assets at December 31, 2021	125	1 307	1 026	2 273	374	2 727	7 832

Gross deferred tax liabilities at December 31, 2021	-381	-4 704	-591	-148		-1 335	-7 159

Net deferred tax balance at December 31, 2021	-256	-3 397	435	2 125	374	1 392	673

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							4 089

Deferred tax assets at December 31, 2021							3 743

Deferred tax liabilities at December 31, 2021							-3 070

Net deferred tax balance at December 31, 2021							673

Gross deferred tax assets at January 1, 2020	108	1 469	1 078	2 446	255	2 596	7 952

Gross deferred tax liabilities at January 1, 2020	-390	-3 610	-291	-287	-7	-1 325	-5 910

Net deferred tax balance at January 1, 2020	-282	-2 141	787	2 159	248	1 271	2 042

At January 1, 2020	-282	-2 141	787	2 159	248	1 271	2 042

Credited/(charged) to income	89	110	-25	212	-164	71	293

Charged to equity						9	9

Charged to other comprehensive income			-3			-36	-39

Impact of acquisitions of businesses	5	-1 945		-3	408	34	-1 501

Other movements	-53	58	38	-25	5	-35	-12

Net deferred tax balance at December 31, 2020	-241	-3 918	797	2 343	497	1 314	792

Gross deferred tax assets at December 31, 2020	189	1 351	1 137	2 502	507	2 658	8 344

Gross deferred tax liabilities at December 31, 2020	-430	-5 269	-340	-159	-10	-1 344	-7 552

Net deferred tax balance at December 31, 2020	-241	-3 918	797	2 343	497	1 314	792

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to: [1]							4 411

Deferred tax assets at December 31, 2020							3 933

Deferred tax liabilities at December 31, 2020							-3 141

Net deferred tax balance at December 31, 2020							792

[1] The December 31, 2020 offsetting amount and deferred tax assets and deferred tax liabilities after offsetting the deferred tax assets and liabilities within the same tax jurisdiction have been adjusted from the previously reported amounts, due to a change in the presentation of the deferred tax assets and deferred tax liabilities on the consolidated balance sheet, to conform with the 2021 presentation. The net deferred tax balance at December 31, 2020 did not require adjustment (see the paragraphs below in this Note 12 for additional disclosures).

The December 31, 2020, presentation of deferred tax liabilities and deferred tax assets on the consolidated balance sheet has been adjusted. This adjustment was made to conform with the December 31, 2021, presentation to offset all deferred tax liabilities and deferred tax assets within the same tax jurisdiction and when a legally enforceable right to offset current tax assets against current tax liabilities exists.
In the December 31, 2020, consolidated balance sheet, deferred tax liabilities and deferred tax assets were presented on gross basis and not fully netted as required for presentation in the consolidated balance sheet, because only certain portions of deferred tax amounts were offset.
The correction resulted in a decrease in the previously reported December 31, 2020, deferred tax liabilities, total non-current liabilities, total liabilities, and total equity and liabilities by USD 4.3 billion and a corresponding USD 4.3 billion decrease in deferred tax assets, total non-current assets, and total assets. The correction resulted only in the net presentation of these deferred tax amounts in the consolidated balance sheet, with no impact to the consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows, and management concluded the item was not material to the previously issued consolidated financial statements.
Deferred tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the remittance of earnings of foreign subsidiaries, as the Group has the ability to control any future reversal and the unremitted earnings are retained in the foreign subsidiaries for reinvestment. The total unremitted earnings retained for reinvestment in the Group’s foreign subsidiaries that would be subject to withholding tax or other taxes if remitted to the Group are estimated at approximately USD 29 billion in 2021 (2020: USD 27 billion).
The gross value of tax-loss carry-forwards that have or have not been capitalized as deferred tax assets, with their expiry dates, is as follows:
(USD millions)	Not capitalized	Capitalized	2021 total

One year	15	4	19

Two years	14	6	20

Three years	37	10	47

Four years	26	11	37

Five years	146	20	166

More than five years	3 536	1 872	5 408

Not subject to expiry	418	684	1 102

Total	4 192	2 607	6 799

(USD millions)	Not capitalized	Capitalized	2020 total

One year	20		20

Two years	1	5	6

Three years	2	6	8

Four years	23		23

Five years	11	40	51

More than five years [1]	3 400	2 291	5 691

Not subject to expiry	323	683	1 006

Total	3 780	3 025	6 805

[1] Not capitalized more than five years includes USD 3.2 billion attributable to US state tax-loss carry-forwards, of which USD 1.6 billion relates to The Medicines Company, which was acquired in 2020 (see Note 2).

(USD millions)	2021	2020	2019

Tax losses carried forward that expired	18	14	9

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
The following table shows the impact on the revaluation of deferred assets and liabilities in 2019, as at the respective dates of the enactment of the Swiss tax reforms:
(USD millions)	Income statement continuing operations	Equity	Total

Deferred tax asset and liability revaluation

Items previously recognized in consolidated income statement	234		234

Items previously recognized in other comprehensive income [1]		-358	-358

Total revaluation of deferred tax assets and liabilities	234	-358	-124

[1] Related to post-employment benefits

13. Financial and other non-current assets
Financial assets
(USD millions)	2021	2020

Equity securities	1 663	1 577

Debt securities	34	36

Fund investments	366	366

Total financial investments	2 063	1 979

Long-term receivables from finance subleases	70	83

Other long-term receivables	184	125

Contingent consideration receivables [1]	641	625

Long-term loans, advances and security deposits	78	89

Total financial assets	3 036	2 901

[1] Note 29 provides additional disclosures related to contingent considerations.
Other non-current assets
(USD millions)	2021	2020

Deferred compensation plans	520	471

Prepaid post-employment benefit plans	1 415	202

Other non-current assets	275	219

Total other non-current assets	2 210	892

14. Inventories
(USD millions)	2021	2020

Raw material, consumables	870	967

Work in progress	3 160	3 324

Finished products	2 636	2 840

Total inventories	6 666	7 131

The following table shows the amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements from continuing operations:
(USD billions)	2021	2020	2019

Cost of goods sold	-8.8	-8.5	-8.5

The following table shows the recognized amount of inventory provision and reversals of inventory provision recorded in the consolidated income statements from continuing operations:
(USD millions)	2021	2020	2019

Inventory provisions	-573	-702	-752

Reversals of inventory provisions	158	255	218

The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.
15. Trade receivables
(USD millions)	2021	2020

Total gross trade receivables	8 088	8 310

Provisions for doubtful trade receivables	-83	-93

Total trade receivables, net	8 005	8 217

The following table summarizes the movement in the provision for doubtful trade receivables:
(USD millions)	2021	2020	2019

January 1	-93	-95	-126

Provisions related to discontinued operations [1]			54

Provisions for doubtful trade receivables charged to the consolidated income statement	-39	-59	-89

Utilization of provisions for doubtful trade receivables	9	13	12

Reversal of provisions for doubtful trade receivables credited to the consolidated income statement	34	53	53

Currency translation effects	6	-5	1

December 31	-83	-93	-95

[1] Notes 1, 2 and 30 provide information related to discontinued operations.
The following table shows the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers, as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2021	2020

Not overdue	7 639	7 714

Past due for not more than one month	162	150

Past due for more than one month but less than three months	99	118

Past due for more than three months but less than six months	63	102

Past due for more than six months but less than one year	28	77

Past due for more than one year	97	149

Provisions for doubtful trade receivables	-83	-93

Total trade receivables, net	8 005	8 217

Trade receivable balances represent amounts due from our customers, which are mainly drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. Novartis continues to monitor sovereign debt issues and economic conditions in the countries in which it operates, particularly in Argentina, Brazil, Greece, Italy, Portugal, Russia, Spain and Turkey, and evaluates trade receivables in these countries for potential collection risks. The majority of the outstanding trade receivables from Portugal, Spain and Greece are due directly from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these closely monitored countries have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect these trade receivables, and may require the Group to re-evaluate the expected credit loss amount of these trade receivables in future periods.
The following table shows the gross trade receivables balance from these closely monitored countries at December 31, 2021 and 2020; the amounts that are past due for more than one year; and the related provisions for doubtful trade receivables that have been recorded:
(USD millions)	2021	2020

Total balance of gross trade receivables from closely monitored countries	1 336	1 505

Past due for more than one year	27	55

Provisions for doubtful trade receivables	24	27

At December 31, 2021, amounts past due for more than one year are not significant in any of these countries on a standalone basis.
Total trade receivables include amounts denominated in the following major currencies:
(USD millions)	2021	2020

US dollar (USD)	3 344	3 311

Euro (EUR)	1 408	1 668

Russian ruble (RUB)	473	288

Japanese yen (JPY)	383	437

British pound (GBP)	200	191

Chinese yuan (CNY)	197	208

Australian dollar (AUD)	139	153

Canadian dollar (CAD)	139	125

Brazilian real (BRL)	129	148

Swiss franc (CHF)	106	124

Other currencies	1 487	1 564

Total trade receivables, net	8 005	8 217

16. Marketable securities, commodities, time deposits, derivative financial instruments, and cash and cash equivalents
Marketable securities, commodities, time deposits and derivative financial instruments
(USD millions)	2021	2020

Commodities	111	111

Debt securities	2 741	26

Time deposits and short-term investments with original maturity more than 90 days	12 965	1 609

Derivative financial instruments	105	159

Total marketable securities, commodities, time deposits and derivative financial instruments	15 922	1 905

The vast majority of debt security, time deposits and short-term investment with an original maturity of more than 90 days was denominated in USD as of December 31, 2021 and in EUR as of December 31, 2020.
Cash and cash equivalents
(USD millions)	2021	2020

Current accounts	3 396	3 750

Time deposits and short-term investments with original maturity less than 90 days	9 011	5 908

Total cash and cash equivalents	12 407	9 658

17. Other current assets
(USD millions)	2021	2020

VAT receivable	487	544

Withholding tax recoverable	58	73

Prepaid expenses	1 102	943

Other receivables and current assets	793	963

Total other current assets	2 440	2 523

18. Equity
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2019	Movement in year	Dec 31, 2019	Movement in year	Dec 31, 2020	Movement in year	Dec 31, 2021

Share capital	944	-8	936	-23	913	-12	901

Treasury shares	-69	-11	-80	27	-53	5	-48

Outstanding share capital	875	-19	856	4	860	-7	853

The following table shows the movement in the shares:
		2021			2020			2019

Number of outstanding shares (in millions)	Note	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares

Balance at beginning of year		2 467.0	-210.2	2 256.8	2 527.3	-262.3	2 265.0	2 550.6	-239.4	2 311.2

Shares canceled for capital reduction [2]		-32.6	32.6		-60.3	60.3		-23.3	23.3

Shares acquired to be canceled [3]			-30.7	-30.7		-32.6	-32.6		-60.3	-60.3

Other share purchases [4]			-1.5	-1.5		-1.7	-1.7		-1.7	-1.7

Exercise of options and employee transactions [5]	18.9		0.6	0.6		14.7	14.7		5.5	5.5

Equity-based compensation [5]			9.6	9.6		11.0	11.0		9.4	9.4

Shares delivered to Alcon employees			0.1	0.1		0.4	0.4		0.9	0.9

Total movements		-32.6	10.7	-21.9	-60.3	52.1	-8.2	-23.3	-22.9	-46.2

Balance at end of year		2 434.4	-199.5	2 234.9	2 467.0	-210.2	2 256.8	2 527.3	-262.3	2 265.0

[1] Approximately 102.5 million treasury shares (2020: 103.0 million; 2019: 117.6 million) are held in Novartis entities that restrict their availability for use.
[2] Novartis reduced its share capital by canceling shares that were repurchased on the SIX Swiss Exchange second trading line during previous years.
[3] Shares repurchased on the SIX Swiss Exchange second trading line under a CHF 10 billion share buyback authority approved at the 2016 Annual General Meeting (AGM) for transactions before February 28, 2019, under a CHF 10 billion share buyback authority approved at the 2019 AGM for transactions after February 28, 2019 until March 2, 2021, and under a new CHF 10 billion share buyback authority approved at the 2021 AGM for transactions after March 2, 2021

[4] Shares acquired from employees, which were previously granted to them under the respective equity-based participation plans
[5] Shares delivered as a result of options being exercised and physical share deliveries related to equity-based participation plans

18.1) The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
	2021	2020	2019

Dividend per share (in CHF)	3.00	2.95	2.85

Total dividend payment (in USD billion)	7.4	7.0	6.6

18.2) The following table summarizes the treasury shares movements:
		2021		2020		2019

	Note	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m

Shares acquired to be canceled [1]		-30.7	-2 775	-32.6	-2 897	-60.3	-5 351

Other share purchases [2]		-1.5	-145	-1.7	-159	-1.7	-160

Purchase of treasury shares		-32.2	-2 920	-34.3	-3 056	-62.0	-5 511

Exercise of options and employee transactions [3]	18.9	0.6	39	14.7	806	5.5	210

Equity-based compensation [4]		9.6	745	11.0	730	9.4	833

Shares delivered to Alcon employees		0.1	17	0.4	30	0.9	18

Total		-21.9	-2 119	-8.2	-1 490	-46.2	-4 450

[1] Shares repurchased on the SIX Swiss Exchange second trading line under a CHF 10 billion share buyback authority approved at the 2016 AGM for transactions before February 28, 2019, under a CHF 10 billion share buyback authority approved at the 2019 AGM for transactions after February 28, 2019 until March 2, 2021, and under a new CHF 10 billion share buyback authority approved at the 2021 AGM for transactions after March 2, 2021

[2] Shares acquired from employees, which were previously granted to them under the respective equity-based participation plans
[3] Shares delivered as a result of options being exercised related to equity-based participation plans and the delivery of treasury shares. The average share price of the shares delivered was significantly below market price, reflecting the strike price of the options exercised.

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

18.3) In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement at any time but could be subject to a 90-day waiting period. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The liability under this arrangement amounted to USD 2.8 billion as of December 31, 2021.

In June 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of employees. Novartis would have been able to cancel this arrangement at any time but would have been subject to a 90-day waiting period.
This trading plan commitment was fully executed and expired in June 2021, and as a consequence, there is no liability related to this plan recognized as of December 31, 2021.
In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis would have been able to cancel this arrangement at any time, but would have been subject to a 90-day waiting period. The commitment under this arrangement therefore reflected the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The commitment under this arrangement amounted to USD 1.8 billion as of December 31, 2020. This trading plan commitment was fully executed and expired in March 2021, and as a consequence, there is no liability related to this plan recognized as of December 31, 2021.
In August 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of employees. Novartis would have been able to cancel this arrangement at any time but would have been subjected to a 90-day waiting period.
This trading plan commitment was fully executed and expired, and as a consequence, there is no liability related to this plan recognized as of December 31, 2020.
In 2019, Novartis entered into a similar irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 5 billion share buyback and to repurchase Novartis shares to mitigate dilution related to participation plans of employees. The commitment under this arrangement therefore reflects the obligated purchases by the bank under such trading plan over a rolling 90-day period, or if shorter, until the maturity date of such trading plan.
The trading plan commitment was fully executed and expired, and as a consequence, there is no liability related to this plan recognized as of December 31, 2019.
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
18.7) Other movements include, for subsidiaries in hyperinflationary economies, the impact of the restatement of the non-monetary assets and liabilities with the general price index at the beginning of the period as well as the restatement of the equity balances of the current year. See Note 29 for additional disclosures.
18.8) Transaction costs that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders and that would otherwise have been avoided, were recorded to equity, see Note 1 for further details.
18.9) At December 31, 2021, the market maker held 3 million (2020: 1 million; 2019: 13 million) written call options, originally issued as part of the share-based compensation for employees, that have not yet been exercised. The weighted average exercise price of these options is USD 61.45 (2020: USD 60.09; 2019: USD 63.90), and they have contractual lives of 10 years, with remaining lives up to two years (2020: three years; 2019: four years).
In December 2018, Novartis entered into an agreement with the market maker for its employee options to repurchase a portion of the outstanding written call options that are not exercised in exchange for treasury shares. During 2019, this agreement was fully executed.

19. Non-current financial debt
(USD millions)	2021	2020

Straight bonds	25 296	28 298

Liabilities to banks and other financial institutions [1]	227	233

Total, including current portion of non-current financial debt	25 523	28 531

Less current portion of non-current financial debt	-2 621	-2 272

Total non-current financial debt	22 902	26 259

[1] Average interest rate 0.9% (2020: 0.3%)
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
The percentage of fixed-rate financial debt to total financial debt was 87% at December 31, 2021, and 79% at December 31, 2020.
The average interest rate on total financial debt in 2021 was 1.9% (2020: 2.0%).
Note 29 contains a maturity table of the Group’s future contractual interest payments commitments.
The following table provides a breakdown of straight bonds:
Coupon	Currency	Nominal amount (millions)	Issuance year	Maturity year	Issuer	Issue price	2021 (USD millions)	2020 (USD millions)

2.400%	USD	1 500	2012	2022	Novartis Capital Corporation, New York, United States	99.225%	1 498	1 497

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	490	490

3.400%	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%	2 144	2 142

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 826	1 826

0.750%	EUR	600	2014	2021	Novartis Finance S.A., Luxembourg, Luxembourg	99.134%		737

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	676	735

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	547	568

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	602	625

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	356	369

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 740	1 737

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 220	1 220

0.125%	EUR	1 250	2016	2023	Novartis Finance S.A., Luxembourg, Luxembourg	99.127%	1 409	1 530

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	559	607

2.400%	USD	1 000	2017	2022	Novartis Capital Corporation, New York, United States	99.449%	1 000	998

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	993	992

0.000%	EUR	1 250	2017	2021	Novartis Finance S.A., Luxembourg, Luxembourg	99.133%		1 536

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	677	735

0.500%	EUR	750	2018	2023	Novartis Finance S.A., Luxembourg, Luxembourg	99.655%	846	919

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	846	920

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	840	913

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%	998	996

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 246	1 245

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 493	1 493

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 214	1 213

0.000% [1]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 076	2 255

Total straight bonds							25 296	28 298

[1] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of December 31, 2021, there is no indication that these 2025 Patient Access Targets will not be met.

The following tables provide a breakdown of total non-current financial debt, including current portion by maturity and currency:
Breakdown by maturity:
(USD millions)	2021	2020

2021		2 272

2022	2 621	2 631

2023	2 342	2 546

2024	2 144	2 142

2025	3 284	3 302

2026	693	735

After 2026	14 439	14 903

Total	25 523	28 531

Breakdown by currency:
(USD millions)	2021	2020

US dollar (USD)	15 862	15 848

Euro (EUR)	7 930	10 888

Japanese yen (JPY)	174	194

Swiss franc (CHF)	1 505	1 563

Others	52	38

Total	25 523	28 531

The following table shows the comparison of balance sheet and fair value of total non-current financial debt, including current portion:
(USD millions)	2021 Balance sheet	2021 Fair values	2020 Balance sheet	2020 Fair values

Straight bonds	25 296	27 079	28 298	31 359

Others	227	227	233	233

Total	25 523	27 306	28 531	31 592

The fair values of straight bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts, which are a reasonable approximation of the fair values.
20. Provisions and other non-current liabilities
(USD millions)	2021	2020

Accrued liability for employee benefits:
Defined benefit pension plans [1]	2 640	3 538

Other long-term employee benefits and deferred compensation	662	637

Other post-employment benefits [1]	487	543

Environmental remediation provisions	567	642

Provisions for product liabilities, governmental investigations and other legal matters	341	181

Contingent consideration [2]	956	984

Other non-current liabilities	519	409

Total provisions and other non-current liabilities	6 172	6 934

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

Environmental remediation provisions
The following table shows the movements in the environmental liability provisions:
(USD millions)	2021	2020	2019

January 1	809	714	692

Cash payments	-169	-10	-30

Releases	-105	- 27	-83

Additions	105	82	124

Currency translation effects	-24	50	11

December 31	616	809	714

Less current provision	-49	-167	-122

Non-current environmental remediation provisions at December 31	567	642	592

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
The expected timing of the related cash outflows as of December 31, 2021, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	94

Due later than two years, but within five years	199

Due later than five years, but within 10 years	275

Due after 10 years	48

Total environmental remediation liability provisions	616

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
Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are currently a party, or were a party and that concluded in 2021.
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
Government generic pricing antitrust investigations, antitrust class actions
Since 2016, Sandoz Inc. has received a grand jury subpoena and a civil investigative demand and interrogatories from the Antitrust and Civil Divisions of the US Department of Justice (DOJ), and a subpoena and interrogatories from the Attorney General of the State of Connecticut in connection with those agencies’ investigations into alleged price fixing and market allocation of generic drugs in the United States as well as alleged federal False Claims Act (FCA) violations. In 2020, Sandoz Inc. reached a resolution with the DOJ Antitrust Division, pursuant to which Sandoz Inc. paid USD 195 million and entered into a deferred prosecution agreement. The Sandoz Inc. resolution related to instances of misconduct at the company between 2013 and 2015 with regard to certain generic drugs sold in the United States. Under the terms of that agreement, Sandoz Inc. will continue to take steps to enhance its compliance program, employee training and monitoring, and will continue to cooperate with the US government’s ongoing investigation into the generic pharmaceutical industry. Sandoz Inc. also finalized a resolution with the DOJ Civil Division and in 2021 paid USD 185 million plus interest from the date of the agreement in principle, to settle related claims arising under the FCA, and entered into a corporate integrity agreement with the Office of Inspector General (OIG) of the US Department of Health and Human Services (HHS). This resolution with the DOJ resolves all federal government matters related to price fixing allegations.
Since the third quarter of 2016, Sandoz Inc. and Fougera Pharmaceuticals Inc. have been sued alongside other generic pharmaceutical companies in numerous individual and putative class action complaints by direct and indirect private purchasers and by 54 US states and territories, represented by their respective Attorneys General. Plaintiffs claim that defendants, including Sandoz Inc., engaged in price fixing and market allocation of generic drugs in the United States, and seek damages and injunctive relief. The litigation includes complaints alleging product-specific conspiracies, as well as complaints alleging the existence of an overarching industry conspiracy, and assert claims for damages and penalties under federal and state antitrust and consumer protection acts. The cases have been consolidated for pretrial purposes in the United States District Court (USDC) for the Eastern District of Pennsylvania, and the claims are being vigorously contested.
Lucentis/Avastin® matters
In connection with an investigation into whether Novartis entities, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis, in 2014 the Italian Competition Authority (ICA) imposed a fine equivalent to USD 125 million on the Novartis entities. Novartis paid the fine, subject to the right to later claim recoupment, and appealed before the Consiglio di Stato (CdS). In 2014 and 2015, the Italian Ministry of Health and the Lombardia region sent letters with payment requests for a total equivalent of approximately USD 1.3 billion in damages from Novartis and Roche entities based on these allegations. In 2019, the CdS upheld the ICA decision and fine. Following that CdS decision, several additional Italian regions and hospitals sent letters claiming damages for an aggregate amount of approximately USD 330 million. None of these claims have been asserted in legal proceedings and no further letters have been sent since. Novartis continues to appeal the CdS decision. In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and is appealing the FCA’s decision. Novartis continues to vigorously contest all claims in Italy and France. Novartis is also challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in various countries, including Italy and Turkey.
South Korea investigation
In 2016, the Seoul Western District Prosecutor initiated a criminal investigation into, among other things, allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to healthcare professionals (HCPs). This resulted in a non-material fine, which the prosecutor appealed. In 2021, the appellate court upheld the fine, and the prosecutor has appealed that decision.
Greece investigation
Novartis is providing information to the Greek authorities investigating allegations of potentially inappropriate economic benefits to HCPs, government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million, which Novartis Hellas has appealed.
340B Drug Pricing Program investigation
In 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont. The subpoena requested the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC provided documents and information to the Office of the Attorney General. Also in 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) stating that HRSA believes NPC’s contract pharmacy policy, which was revised in 2020 to establish a geographic limitation on contract pharmacy eligibility, but maintained eligibility for pharmacies located within a 40-mile radius of the parent 340B hospital, violates the 340B statute. HRSA also threatened an enforcement action. NPC believes its policy is consistent with the 340B program's original intent to sup-

port vulnerable patients. Accordingly, NPC sued HRSA in the USDC for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to OIG, which could result in the imposition of civil monetary penalties on NPC. In November 2021, the USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacated the violation notification and remanded the matter to HRSA. HRSA has filed an appeal.
Entresto matter
In 2021, NPC received a civil investigative demand from the DOJ seeking information from 2016 to the present regarding the marketing and pricing of Entresto, including remuneration provided to HCPs. NPC is cooperating with the DOJ’s inquiry.
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
Amiodarone
Sandoz entities are named in more than five individual and multi-plaintiff US product liability cases involving amiodarone, a cardiac drug indicated to treat life-threatening arrhythmias that have not responded to other treatment. The complaints allege failure to warn, off-label promotion, and failure to include medication guides to pharmacies. The claims are being vigorously contested.
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
Tasigna
NPC is a defendant in more than 300 US product liability actions involving Tasigna, alleging that the product caused various cardiovascular effects and that NPC failed to provide adequate warnings about those alleged side effects. State court actions are pending in a multicounty litigation in Bergen County, New Jersey, and federal cases are pending in a multidistrict litigation in the Middle District of Florida. The claims are being vigorously contested.
Other matters
Average Wholesale Price (AWP) litigation
Lawsuits have been brought, the latest in February 2016, by various US state governmental entities and private parties against various pharmaceutical companies, including NPC, alleging that they fraudulently overstated the AWP that is or has been used by payers, including state Medicaid agencies, to calculate reimbursements to healthcare providers. NPC remains a defendant in a putative class action brought by private payers in New Jersey, and vigorously contests those claims.
Shareholder derivative lawsuit
In 2021, NPC, Sandoz Inc., Novartis Capital Corporation and certain present and former directors and officers of Novartis were named as defendants, and Novartis was named as a nominal defendant, in a purported shareholder derivative lawsuit filed in New York state court. The plaintiffs, derivatively as purported Novartis shareholders on behalf of Novartis, seek damages and other remedies based on alleged conduct by the corporate and individual defendants. The claims are being vigorously contested.
Concluded legal matters
Japan investigation
In 2015, a trial started against a former Novartis Pharma K.K. (NPKK) employee, and also against NPKK under the dual liability concept in Japanese law, over allegations brought by the Tokyo District Public Prosecutor Office for alleged manipulation of data in sub-analysis publications of the Kyoto Heart Study regarding valsartan. The charges against NPKK were subject to a maximum total fine of JPY 4 million. In 2018, the Tokyo High Court upheld a not-guilty ruling of the Tokyo District Court in 2017 for both the former NPKK employee and NPKK, and that ruling was appealed to the Supreme Court of Japan. In 2021, the Supreme Court issued its decision dismissing the prosecutors’ appeal and upholding the Tokyo District Court’s not-guilty ruling. This matter is now concluded.
Aimovig–Amgen dispute
In 2015 and 2017, Novartis and Amgen entered into agreements regarding the development and commercialization of Aimovig, which the companies co-commercialized in the US and to which Novartis has exclusive rights in all territories outside the US, excluding Japan. Amgen issued a termination notice in April 2019 based on an alleged material breach of the collaboration agreements, and this notice, as well as other ancillary matters, were the subject of legal proceedings between Novartis and Amgen. Novartis disputed Amgen’s allegations vigorously. In 2020, the court ruled that Amgen did not have grounds to terminate the 2017 agreement and dismissed that portion of their lawsuit. In 2022, the parties reached a confidential agreement to settle all remaining claims in the litigation. Novartis returned its Aimovig US rights to Amgen, which is now exclusively commercializing Aimovig in the US. Novartis will continue to commercialize Aimovig in the rest of the world, with the exception of Japan. This matter is now concluded.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2021	2020	2019

January 1	487	1 369	340

Provisions related to discontinued operations [1]			-42

Impact of acquisitions of businesses		11	10

Cash payments	-292	-1 863	-116

Releases of provisions	-44	-31	-52

Additions to provisions	251	1 018	1 230

Currency translation effects	-5	-17	-1

December 31	397	487	1 369

Less current portion	-56	-306	-1 169

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	341	181	200

[1] Notes 1, 2 and 30 provide information related to discontinued operations.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.
21. Current financial debt and derivative financial instruments
(USD millions)	2021	2020

Interest-bearing accounts of employees payable on demand [1]	1 814	2 085

Bank and other financial debt [2]	899	976

Commercial paper	893	4 258

Current portion of non-current financial debt	2 621	2 272

Derivative financial instruments	68	194

Total current financial debt and derivative financial instruments	6 295	9 785

[1] Weighted average interest rate 0.25% (2020: 0.4%)
[2] Weighted average interest rate 6.1% (2020: 5.0%)
The consolidated balance sheet amounts of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.
Details on commercial papers and short-term borrowings are provided under “Liquidity risk” in Note 29.

22. Provisions and other current liabilities
(USD millions)	2021	2020

Taxes other than income taxes	619	749

Restructuring provisions	345	459

Accrued expenses for goods and services received but not invoiced	1 089	1 167

Accruals for royalties	752	732

Accrued interests on financial debt	127	133

Provisions for deductions from revenue	6 481	6 256

Accruals for compensation and benefits, including social security	2 260	2 286

Environmental remediation liabilities	49	167

Deferred income	123	56

Provisions for product liabilities, governmental investigations and other legal matters [1]	56	306

Accrued share-based payments	253	269

Contingent considerations [2]	119	62

Commitment for repurchase of own shares [3]	2 809	1 769

Other payables	588	716

Total provisions and other current liabilities	15 670	15 127

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

Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
					Income statement charge

(USD millions)	Revenue deductions provisions at January 1	Revenue deductions provisions related to discontinued operations[1]	Effect of currency translation and business combinations	Payments/ utilizations	Adjustments of prior years	Current year	Change in provisions offset against gross trade receivables	Revenue deductions provisions at December 31

2021
US-specific healthcare plans and program rebates	2 053			-5 326	-202	5 675		2 200

Non-US-specific healthcare plans and program rebates	2 272		-154	-3 439	20	3 451	5	2 155

Non-healthcare plans and program-related rebates, returns and other deductions	1 931		-64	-11 073	-63	11 287	108	2 126

Total 2021	6 256		-218	-19 838	-245	20 413	113	6 481

2020
US-specific healthcare plans and program rebates	1 981			-5 560	-107	5 739		2 053

Non-US-specific healthcare plans and program rebates	1 769		167	-2 597	7	2 940	-14	2 272

Non-healthcare plans and program-related rebates, returns and other deductions	1 845		67	-11 137	-51	11 094	113	1 931

Total 2020	5 595		234	-19 294	-151	19 773	99	6 256

2019
US-specific healthcare plans and program rebates	1 883	0		-5 183	-193	5 474		1 981

Non-US-specific healthcare plans and program rebates	1 625	-28	-19	-2 467	-2	2 659	1	1 769

Non-healthcare plans and program-related rebates, returns and other deductions	1 754	-166	9	-11 698	-25	11 868	103	1 845

Total 2019	5 262	-194	-10	-19 348	-220	20 001	104	5 595

[1] Notes 1, 2 and 30 provide information related to discontinued operations.
Restructuring provisions movements
(USD millions)	2021	2020	2019

January 1	459	438	507

Provisions related to discontinued operations [1]			-8

Additions	328	354	492

Cash payments	-344	-268	-479

Releases	-54	-87	-72

Transfers	-27

Currency translation effects	-17	22	-2

December 31	345	459	438

[1] Notes 1, 2 and 30 provide information related to discontinued operations.
In 2021, additions to provisions of USD 328 million were mainly related to the following reorganizations:
• The Innovative Medicines Division commenced a plan to restructure its field force and supporting functions in response to changes in its go-to-market structure with increased utilization of digital technology.
• Group-wide initiatives to streamline Novartis Technical Operations and implement new technologies continued. In addition, Customer & Technology Solutions continued the phased implementation of the new operating model to transition activities to service centers.
In 2020, additions to provisions of USD 354 million were mainly related to the following reorganizations:
• The Innovative Medicines Division restructured its field force and supporting functions in Region Europe.
• The Sandoz Division initiatives to realign its organizational structures to improve competitiveness that commenced in 2019 continued.
• Group-wide initiatives to streamline Novartis Technical Operations through the setup of operations centers and implementation of new technologies, in the Innovative Medicines Division and the Sandoz Division, continued. In addition, Customer & Technology Solutions continued the phased implementation of the new operating model to change outsourcing structures and transition activities to service centers.

In 2019, additions to provisions of USD 492 million were mainly related to the following reorganizations:
• The Innovative Medicines Division restructured its field force and supporting functions in Latin America, and following the Xiidra acquisition, its Ophthalmology field force in the US.
• The Sandoz Division initiatives to realign its organizational structures to improve competitiveness. These initiatives include reduction in its headquarters, global functions and countries workforce, and the closure of its development center in Holzkirchen, Germany.
• Group-wide initiatives to streamline Novartis Technical Operations and implement new technologies, mainly in the Innovative Medicines Division and in the Sandoz Division, continued. In addition, Customer & Technology Solutions launched the next phase of the new operating model to change outsourcing structures and transition activities to service centers.
23. Details to the consolidated statements of cash flows
23.1) Reversal of non-cash items and other adjustments from continuing operations
(USD millions)	2021	2020	2019

Depreciation, amortization and impairments on:
Property, plant and equipment	1 489	1 758	1 547

Right-of-use assets	318	330	305

Intangible assets	4 306	4 376	3 974

Financial assets [1]	-38	-335	-38

Change in provisions and other non-current liabilities	896	1 411	1 871

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets; and other non-current assets, net	-677	-478	-1 234

Equity-settled compensation expense	736	738	758

Income from associated companies [2]	-15 339	-673	-659

Income taxes	2 119	1 807	1 793

Net financial expense	891	947	805

Total	-5 299	9 881	9 122

[1] Includes fair value adjustments
[2] 2021 includes the gain of USD 14.6 billion recognized from the divestment of the Group's investment in Roche (see Notes 2 and 4).
23.2) Total amount of income taxes paid
In 2021, the total amount of income taxes paid was USD 2.3 billion, which was included within “Net cash flows from operating activities from continuing operations.”
In 2020, the total amount of income taxes paid was USD 1.9 billion, of which USD 1.8 billion was included within “Net cash flows from operating activities from continuing operations,” and USD 88 million was included within “Net cash flows used in investing activities from discontinued operations.”
In 2019, the total amount of income taxes paid was USD 2.0 billion, of which USD 1.9 billion was included within “Net cash flows from operating activities from continuing operations,” USD 38 million was included within “Net cash flows from operating activities from discontinued operations,” and USD 79 million was included within “Net cash flows used in investing activities from discontinued operations.”

23.3) Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	2021	2020	2019

Decrease/(increase) in inventories	81	-543	-382

(Increase)/decrease in trade receivables	-389	137	-980

(Decrease)/increase in trade payables	-21	-324	553

Change in other current and non-current assets	-202	229	-160

Change in other current liabilities	772	211	1 167

Other adjustments, net	0	-1	1

Total	241	-291	199

23.4) Cash flows arising from divestments and acquisitions of interests in associated companies, net
In 2021, divestments and acquisitions of interests in associated companies, net included USD 20.7 billion proceeds from the divestment of the Group’s investment in Roche (see Notes 2 and 4).
23.5) Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 2.
(USD millions)	Note	2021	2020	2019

Net assets recognized as a result of acquisitions of businesses	24	-735	-10 173	-4 124

Fair value of previously held equity interests		42	7	33

Contingent consideration payables, net		59	98	242

Payments, deferred consideration and other adjustments, net		1	62	-2

Cash flows used for acquisitions of businesses		-633	-10 006	-3 851

Cash flows from divestments of businesses, net [1]		66	49	91

Cash flows used for acquisitions and divestments of businesses, net		-567	-9 957	-3 760

[1] In 2021, USD 66 million included USD 52 million net cash inflows from divestments in previous years, and a USD 14 million net cash inflow from a business divestment in 2021, comprised of intangible assets.

In 2020, USD 49 million represented the net cash inflows from divestments in previous years.
     In 2019, USD 91 million included USD 4 million of net cash outflows from divestments in previous years, and USD 95 million net cash inflows from business divestments in 2019. The net identifiable assets of the 2019 divested businesses amounted to USD 196 million, comprised of non-current assets of USD 159 million; current assets of USD 96 million, including USD 11 million cash and cash equivalents; non-current liabilities of USD 18 million; and current liabilities of USD 41 million.

Notes 2 and 24 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

23.6) Reconciliation of liabilities arising from financing activities
(USD millions)	Non-current financial debts	Current financial debts and derivative financial instruments	Non-current lease liabilities	Current lease liabilities

January 1, 2021	26 259	9 785	1 719	286

Increase in non-current financial debts	16

Repayments of non-current financial debts		-2 162

Change in current financial debts		-3 524

Payments of lease liabilities, net				-316

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities				-52

New, modified and terminated leases, net			192	61

Impact of acquisitions of businesses		1

Changes in fair values, lease interest and other changes, net		-124		62

Amortization of bonds discount	25	4

Currency translation effects	-774	-309	-43	-13

Reclassification from non-current to current, net	-2 624	2 624	-247	247

December 31, 2021	22 902	6 295	1 621	275

(USD millions)	Non-current financial debts	Current financial debts and derivative financial instruments	Non-current lease liabilities	Current lease liabilities

January 1, 2020	20 353	7 031	1 703	246

Increase in non-current financial debts	7 126

Repayments of non-current financial debts		-2 003

Change in current financial debts		2 261

Payments of lease liabilities, net				-312

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities				-56

New, modified and terminated leases, net			221	73

Impact of acquisitions of businesses		32	36	8

Changes in fair values, lease interest and other changes, net	-1		-30	65

Amortization of bonds discount	16	5

Currency translation effects	832	392	39	12

Reclassification from non-current to current, net	-2 067	2 067	-250	250

December 31, 2020	26 259	9 785	1 719	286

(USD millions)	Non-current financial debts	Current financial debts and derivative financial instruments	Non-current lease liabilities	Current lease liabilities

January 1, 2019	22 470	9 678

Impact of adoption of IFRS 16 Leases continuing operations [1]	-2	-1	1 471	268

Impact of adoption of IFRS 16 Leases discontinued operations [2]	-89		246	40

Financial debts and lease liabilities related to discontinued operations [3]		-47	-246	-40

Increase in non-current financial debts	93

Repayments of non-current financial debts		-3 195

Change in current financial debts		-1 582

Payments of lease liabilities, net				-273

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities				-51

New, modified and terminated leases, net			362	131

Impact of acquisitions and divestments of businesses		2	-11	-6

Changes in fair values, lease interest and other changes, net		129	33	20

Amortization of bonds discount	25

Currency translation effects	-141	44	4	1

Reclassification from non-current to current, net	-2 003	2 003	-156	156

December 31, 2019	20 353	7 031	1 703	246

[1] Lease liabilities recognized on January 1, 2019, the date of implementation of IFRS 16 Leases. See Note 1.
[2] In 2018, financial debts included USD 89 million for previously reported finance lease obligations of the Alcon business that were reclassified on January 1, 2019, to lease liabilities, with the adoption of IFRS 16 Leases.

[3] Represents the financial debts and lease liabilities at January 1, 2019, related to the Alcon business reported as discontinued operations. See Notes 1 and 2.
For net cash flows used in investing and financing activities from discontinued operations, see Note 30.
24. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	2021	2020	2019

Property, plant and equipment		26	44

Right-of-use assets		32

Currently marketed products	292	196	3 550

Acquired research and development	262	8 600	342

Other intangible assets	98	218	22

Deferred tax assets	28	476	60

Non-current financial and other assets		49	8

Inventories		84	195

Trade receivables and financial and other current assets	1	109	4

Cash and cash equivalents	10	76

Deferred tax liabilities	-74	-1 977	-107

Current and non-current financial debts	-1	-32	-2

Current and non-current lease liabilities		-44

Trade payables and other liabilities	-4	-144	-178

Net identifiable assets acquired	612	7 669	3 938

Acquired cash and cash equivalents	-10	-76

Non-controlling interests	-105

Goodwill	238	2 580	186

Net assets recognized as a result of acquisitions of businesses	735	10 173	4 124

Note 2 details significant acquisitions of businesses, specifically, the acquisition of the cephalosporin antibiotics business from GSK in 2021; The Medicines Company and the Japanese business of AGI in 2020 and Xiidra and IFM Tre, Inc. in 2019. The goodwill arising out of these acquisitions is attributable to the buyer-specific synergies, the assembled workforce, and the accounting for deferred tax liabilities on the acquired assets. Goodwill of USD 107 million in 2021 (2020: USD 74 million; 2019: USD 98 million) is tax deductible.
25. Post-employment benefits for employees
Defined benefit plans
In addition to the legally required social security schemes, the Group has numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from the Group. For certain Group companies, however, no independent plan assets exist for the pension and other post-employment benefit obligations of employees. In these cases, the related unfunded liability is included in the balance sheet. The defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans are reappraised annually by independent actuaries. Plan assets are recognized at fair value. The major plans are based in Switzerland, the United States, the United Kingdom, Germany and Japan, which represent 95% of the Group’s total DBO for pension plans. Details of the plans in the two most significant countries, Switzerland and the United States, which represent 80% of the Group’s total DBO for post-employment benefit plans, are provided below.
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
All benefits granted under Swiss-based pension plans are vested, and Swiss legislation prescribes that the employer has to contribute a fixed percentage of an employee’s pay to an external pension fund. Additional employer contributions may be required whenever the plan’s statutory funding ratio falls below a certain level. The employee also contributes to the plan. The pension plans are run by separate legal entities, each governed by a board of trustees that – for the principal plans – consists of representatives nominated by Novartis and the active insured employees. The boards of trustees are responsible for the plan design and asset investment strategy.
In December 2020, the Board of Trustees of the Novartis Swiss Pension Fund agreed to adjust the annuity conversion rate at retirement with effect from January 1, 2022. This amendment does not affect existing pensioners, and its impact on existing plan participants will be mitigated by way of defined compensatory measures. This amendment resulted in a net pre-tax curtailment gain of USD 101 million (CHF 90 million).
The United States pension plans represent the second-largest component of the Group’s total DBO and plan assets. The principal plans (Qualified Plans) are funded, whereas plans providing additional benefits for executives (Restoration Plans) are unfunded. Employer contributions are required for Qualified Plans whenever the statutory funding ratio falls below a certain level.
Furthermore, in certain countries, employees are covered under other post-employment benefit plans and post-retirement medical plans.
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

The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of employees at December 31, 2021 and 2020:
	Pension plans		Other post-employment benefit plans

(USD millions)	2021	2020	2021	2020

Benefit obligation at January 1	25 602	23 066	632	746

Current service cost	415	372	11	11

Interest cost	151	222	16	20

Past service costs and settlements	63	-102	-3	1

Administrative expenses	24	24

Remeasurement (gains)/losses arising from changes in financial assumptions	-713	1 166	-20	40

Remeasurement (gains)/losses arising from changes in demographic assumptions	-377	-28	4	-13

Experience-related remeasurement losses/(gains)	531	159	-47	-132

Currency translation effects	-865	1 810	-1	-7

Benefit payments	-1 450	-1 264	-32	-33

Contributions of employees	179	186

Effect of acquisitions, divestments or transfers	23	-9		-1

Benefit obligation at December 31	23 583	25 602	560	632

Fair value of plan assets at January 1	22 317	19 810	89	134

Interest income	105	166	2	4

Return on plan assets excluding interest income	1 512	1 318	7	4

Currency translation effects	-726	1 620

Novartis Group contributions	490	464	7	-20

Contributions of employees	179	186

Settlements	-7	15

Benefit payments	-1 450	-1 264	-32	-33

Effect of acquisitions, divestments or transfers		2

Fair value of plan assets at December 31	22 420	22 317	73	89

Funded status	-1 163	-3 285	-487	-543

Limitation on recognition of fund surplus at January 1	-51	-65

Change in limitation on recognition of fund surplus (incl. exchange rate differences)	-10	16

Interest income on limitation of fund surplus	-1	-2

Limitation on recognition of fund surplus at December 31	-62	-51

Net liability in the balance sheet at December 31	-1 225	-3 336	-487	-543

The reconciliation of the net liability from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2021	2020	2021	2020

Net liability at January 1	-3 336	-3 321	-543	-612

Current service cost	-415	-372	-11	-11

Net interest expense	-47	-58	-14	-16

Administrative expenses	-24	-24

Past service costs and settlements	-70	117	3	-1

Remeasurements	2 071	21	70	109

Currency translation effects	139	-190	1	7

Novartis Group contributions	490	464	7	-20

Effect of acquisitions, divestments or transfers	-23	11		1

Change in limitation on recognition of fund surplus	-10	16

Net liability at December 31	-1 225	-3 336	-487	-543

Amounts recognized in the consolidated balance sheet

Prepaid benefit cost	1 415	202

Accrued benefit liability	-2 640	-3 538	-487	-543

The following table shows a breakdown of the DBO for pension plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2021				2020

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	15 268	3 645	4 670	23 583	16 807	3 788	5 007	25 602

Thereof unfunded		688	439	1 127		701	516	1 217

By type of member

Active	6 478	620	1 412	8 510	6 837	665	1 573	9 075

Deferred pensioners		1 208	1 730	2 938		1 290	1 819	3 109

Pensioners	8 790	1 817	1 528	12 135	9 970	1 833	1 615	13 418

Fair value of plan assets at December 31	16 436	2 551	3 433	22 420	16 396	2 487	3 434	22 317

Funded status	1 168	-1 094	-1 237	-1 163	-411	-1 301	-1 573	-3 285

The following table shows a breakdown of the DBO for other post-employment benefit plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2021			2020

(USD millions)	United States	Rest of the world	Total	United States	Rest of the world	Total

Benefit obligation at December 31	473	87	560	543	89	632

Thereof unfunded	400	87	487	454	89	543

By type of member

Active	60	23	83	80	25	105

Deferred pensioners	13	0	13	17	0	17

Pensioners	400	64	464	446	64	510

Fair value of plan assets at December 31	73	0	73	89	0	89

Funded status	-400	-87	-487	-454	-89	-543

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of employees:
	Pension plans			Other post-employment benefit plans

	2021	2020	2019	2021	2020	2019

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	0.9%	0.6%	1.0%	3.3%	2.9%	3.6%

Expected rate of pension increase	0.5%	0.3%	0.3%

Expected rate of salary increase	2.7%	2.7%	2.8%

Interest on savings account	0.5%	0.1%	0.3%

Current average life expectancy for a 65-year-old male in years	22	22	22	21	21	21

Current average life expectancy for a 65-year-old female in years	24	24	24	23	23	23

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
In Switzerland, an increase in the DBO due to lower discount rates is slightly offset by lower future benefits expected to be paid on the employee’s savings account where the assumption on interest accrued changes in line with the discount rate.
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
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom, Germany and Japan on an aggregated basis:
(USD millions)	Change in 2021 year-end defined benefit pension obligation

25 basis point increase in discount rate	-790

25 basis point decrease in discount rate	839

One-year increase in life expectancy	869

25 basis point increase in rate of pension increase	512

25 basis point decrease in rate of pension increase	-136

25 basis point increase of interest on savings account	58

25 basis point decrease of interest on savings account	-58

25 basis point increase in rate of salary increase	54

25 basis point decrease in rate of salary increase	-54

The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:
	2021	2020	2019

Healthcare cost trend rate assumed for next year	6.0%	6.3%	6.5%

Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%

Year that the rate reaches the ultimate trend rate	2028	2028	2028

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2021 and 2020:
	Pension plans

(as a percentage)	Long-term target minimum	Long-term target maximum	2021	2020

Equity securities	15	40	27	28

Debt securities	20	60	33	34

Real estate	5	30	19	17

Alternative investments	0	20	15	13

Cash and other investments	0	15	6	8

Total			100	100

Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund, private equity, infrastructure and commodity investments, usually have a quoted market price or a regularly updated net asset value.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with the contributions paid by the Group and its employees, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon the market and economic environments, actual asset allocations may temporarily be permitted to deviate from policy targets. The asset allocation currently includes investments in shares of Novartis AG as per the below table:
	December 31, 2021	December 31, 2020

Investment in shares of Novartis AG

Number of shares (in millions)	2.3	2.3

Market value (in USD billions)	0.2	0.2

The weighted average duration of the defined benefit obligation is 14.9 years (2020: 15.4 years).
The Group’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds). The only significant plans that are foreseen to require additional funding are those in the United Kingdom and Germany.
The expected future cash flows in respect of pension and other post-employment benefit plans at December 31, 2021, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Novartis Group contributions

2022 (estimated)	424	39

Expected future benefit payments

2022	1 234	39

2023	1 237	39

2024	1 167	39

2025	1 147	39

2026	1 134	38

2027–2031	5 454	178

Defined contribution plans
In many subsidiaries, employees are covered by defined contribution plans. Contributions charged to the consolidated income statement for the defined contribution plans were:
(USD millions)	2021	2020	2019

Contributions for defined contribution plans continuing operations	523	501	422

For defined contribution plans for discontinued operations, see Note 30.

26. Equity-based participation plans for employees
The expense related to all equity-based participation plans and the liabilities arising from equity-based payment transactions were as follows:
(USD millions)	2021	2020	2019

Expense related to equity-based participation plans	979	958	1 067

Liabilities arising from equity-based payment transactions	253	269	326

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
Share savings plans
Employees in certain countries and certain key executives worldwide are encouraged to invest their Annual Incentive in a share savings plan.
Under the share savings plan, participants may elect to receive their relevant compensation fully or partially in Novartis shares in lieu of cash. As a reward for their participation in the share savings plan, at no additional cost to the participant, Novartis matches their investments in shares after a holding period of three or five years.
Novartis operates share savings plans for which employees may only participate in one of the share savings plans in any given year. The most significant are listed below:
• In Switzerland, Employee Share Ownership Plan (ESOP) participants may choose to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash, or (iii) 100% in cash. After expiration of a three-year holding period for Novartis shares invested under the ESOP, participants will receive one matching share for every two invested shares. Employees eligible for the equity plan “Select” are not eligible to receive ESOP matching shares starting with the 2017 performance period.
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
Novartis equity plan “Select”
The equity plan “Select” is a global equity incentive plan under which eligible employees may annually be awarded a grant subject to a three-year, and for selected units a four-year, staggered vesting period. No awards are granted for performance ratings below a certain threshold. Executive Committee members and NTLs are not eligible to participate in the equity plan “Select.”
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
	2021		2020

	Options (millions)	Weighted average exercise price (USD)	Options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	2.6	62.0	3.4	60.9

Sold or exercised	-0.9	58.9	-0.8	57.3

Outstanding at December 31	1.7	63.6	2.6	62.0

Exercisable at December 31	1.7	63.6	2.6	62.0

All share options were granted at an exercise price that was equal to the closing market price of the Group’s shares at the grant date. The weighted average share price at the dates of sale or exercise was USD 90.0.

The following table summarizes information about share options outstanding at December 31, 2021:
Options outstanding			Total/ weighted average

Number outstanding (millions)	0.5	1.2	1.7

Remaining contractual life (years)	0.0	1.0	0.7

Exercise price (USD)	57.6	66.1	63.6

Options under Novartis equity plan “Select” for North America
The following table shows the activity associated with the ADR options during the period:
	2021		2020

	ADR options (millions)	Weighted average exercise price (USD)	ADR options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	6.7	62.9	9.6	61.9

Sold or exercised	-2.7	60.7	-2.9	59.6

Outstanding at December 31	4.0	64.4	6.7	62.9

Exercisable at December 31	4.0	64.4	6.7	62.9

All ADR options were granted at an exercise price that was equal to the closing market price of the ADRs at the grant date. The weighted average ADR price at the dates of sale or exercise was USD 91.5.
The following table summarizes information about ADR options outstanding at December 31, 2021:
ADR options outstanding			Total/ weighted average

Number outstanding (millions)	0.8	3.2	4.0

Remaining contractual life (years)	0.0	1.0	0.8

Exercise price (USD)	58.3	65.9	64.4

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
The LTPP awards are subject to a three-year performance and vesting period. Until 2018, the performance criteria were based on Novartis internal performance metrics. Starting in 2019, following the combination of the two LTPP and LTRPP, for new grants the performance criteria are based on both Novartis internal performance metrics and variables that can be observed in the market, which is the ranking of the Novartis total shareholder return (TSR) relative to a global healthcare peer group of 14 other companies, over rolling three-year performance periods.
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
Other share awards
Selected employees may exceptionally receive Special Share Awards of RSs or RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance, and aim to retain key contributors. They are based on a formal internal selection process, through which the individual performance of each candidate is thoroughly assessed at several management levels. Special Share Awards have a minimum three-year vesting period. In exceptional circumstances, Special Share Awards may be awarded to attract special expertise and new talents to the organization. Externally recruited ECN members are eligible only for special awards that are “buyouts” in the case that it is to replace equity forfeited with their former employer. The equity is provided on a like-for-like basis as the forfeited equity, at the same value with the same vesting period, and with or without a performance condition.
Worldwide, employees at different levels in the organization were awarded RSs and RSUs in 2021, 2020 and 2019.
In addition, in 2021, 2020 and 2019, Board members received unrestricted shares as part of their regular compensation.

Summary of non-vested share grants
The table below provides a summary of non-vested share grants (RSs, RSUs and PSUs) for all plans:
	2021		2020

	Number of shares in millions	Weighted average fair value at grant date in USD	Number of shares in millions	Weighted average fair value at grant date in USD

Annual Incentive

– RSU	0.2	87.5	0.3	86.8

– Restricted shares	0.1	97.0	0.1	96.0

Share savings plans

– RSU	0.4	86.9	0.4	87.0

– Shares	1.1	97.0	1.4	96.0

Select North America (RSU)	4.3	86.9	3.3	86.7

Select outside North America

– RSU	1.8	86.9	1.5	87.0

– Restricted shares	0.6	97.0	0.5	96.0

Long-Term Performance Plan (PSU)	1.8	89.5	2.5	85.1

Long-Term Relative Performance Plan [1]			0.2	0.0

Other share awards

– RSU	0.6	78.4	1.3	77.0

– Restricted shares			0.1	88.7

– Shares	0.1	91.9	0.1	88.5

[1] LTRPP grants in 2020 represent incremental payouts based on performance criteria under the plan.
27. Transactions with related parties
Roche Holding AG
Novartis has two agreements with Genentech, Inc., United States (Genentech), and one agreement with Spark Therapeutics, Inc., United States (Spark). Both companies are subsidiaries of Roche Holding AG (Roche), which were indirectly included in the consolidated financial statements using equity accounting until November 3, 2021, when Novartis entered into an agreement with Roche to divest its 33.3% of Roche voting shares. On December 6, 2021, Novartis divested its investment in Roche, on which date Roche ceased to be a related party (see Notes 2 and 4).
Lucentis
Novartis has licensed from Genentech/Roche the exclusive rights to develop and market Lucentis outside the United States for indications related to diseases of the eye. Novartis pays royalties on the net sales of Lucentis products outside the United States. From January 1, 2021 until December 6, 2021, Lucentis sales of USD 2.0 billion (2020: USD 1.9 billion; 2019: USD 2.1 billion) were recognized by Novartis.
Xolair
Novartis and Genentech/Roche are co-promoting Xolair in the United States, where Genentech/Roche records all sales. Novartis records sales outside the United States.
Novartis markets Xolair and records all sales and related costs outside the United States as well as co-promotion costs in the US. Genentech/Roche and Novartis share the resulting profits from sales in the United States, Europe and other countries, according to agreed profit-sharing percentages. From January 1, 2021 until December 6, 2021, Novartis recognized total sales of Xolair of USD 1.3 billion (2020: USD 1.3 billion; 2019: USD 1.2 billion), including sales to Genentech/Roche for the United States market.
Luxturna
In 2018, Novartis entered into an exclusive licensing and commercialization agreement and a supply agreement with Spark for Luxturna outside the United States. The agreements include regulatory and sales milestones as well as royalties payable to Spark on ex-US sales. On December 17, 2019, Roche acquired Spark.
The net income for royalties, cost sharing and profit sharing arising out of the Lucentis, Xolair and Luxturna agreements with Roche totaled USD 188 million from January 1, 2021 until December 6, 2021 (net income in 2020: USD 217 million; net income in 2019: USD 101 million).
Furthermore, Novartis has several patent license, supply and distribution agreements with Roche.

Novartis Pension Fund
In 2018, a Group subsidiary provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million with interest at the US Federal Funds Rate. This credit facility was not utilized during the current and past years.
Executive Officers and Non-Executive Directors compensation
At December 31, 2021, there were 12 Executive Committee members (“Executive Officers”). During 2021, 3 Executive Officers stepped down. At December 31, 2020, there were 13 Executive Officers. At December 31, 2019, there were 13 Executive Officers. During 2019, 2 Executive Officers stepped down.
The total compensation for Executive Committee members and the 14 Non-Executive Directors (14 in 2020 and 13 in 2019) using the Group’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019

Cash and other compensation	20.3	25.6	20.7	4.7	4.6	4.1	25.0	30.2	24.8

Post-employment benefits	2.5	2.7	2.6				2.5	2.7	2.6

Equity-based compensation	37.3	41.1	40.6	5.2	5.2	4.6	42.5	46.3	45.2

Total	60.1	69.4	63.9	9.9	9.8	8.7	70.0	79.2	72.6

During 2021, the IFRS compensation expense decreased due to one role less at the ECN, and lower cash and equity compensation attributable to former ECN members, partially offset by the net increase of the IFRS compensation expense of current ECN members.
During 2020, the IFRS compensation expense increased due to higher cash and other compensation. This increase in cash compensation is mainly attributable to ECN members who joined the ECN during 2019. As a result, 2019 represented only a portion of their annual compensation. Other compensation increased on account of higher social security payments on vested equity-based compensation.
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
Transactions with former members of the Board of Directors
During 2021, 2020 and 2019, the following payments (or waivers of claims) were made to former Board members or to “persons closely” linked to them:
	Currency	2021	2020	2019

Dr. Krauer	CHF	60 000	60 000	60 000

Dr. Alex Krauer, Honorary Chairman, was entitled to an amount of CHF 60 000 for annual periods from one AGM to the next. This amount was fixed in 1998 upon his departure from the Board in 1999, and has not been revised since that date.
28. Commitments and contingencies
Research and development commitments
The Group has entered into long-term research and development agreements with various institutions related to intangible assets, which provide for potential milestone payments by Novartis. As of December 31, 2021, the Group’s commitments to make payments under those agreements, and their estimated timing, were as follows:
(USD millions)	2021

2022	602

2023	1 088

2024	472

2025	629

2026	113

Thereafter	3 839

Total	6 743

Commitments for capital calls
The Group holds investments in funds in which it has committed to invest further upon future capital calls. As of December 31, 2021, the total uncalled capital commitments for the Group’s investments in funds amounts to USD 71 million. Note 29 contains further information on the Group’s investments in funds.
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

29. Financial instruments – additional disclosures
The following tables show the carrying values of financial instruments by measurement categories as of December 31, 2021 and 2020. Except for straight bonds (see Note 19), the carrying values are equal to, or a reasonable approximation of, the fair values.
		2021

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities

Cash and cash equivalents [1]	16	10 397	2 010

Time deposits and short-term investments with original maturity more than 90 days	16	12 965

Trade receivables	15	8 005

Other receivables and current assets	17	793

Marketable securities - debt securities	16		2 741

Long-term financial investments - equity securities	13		1 195	468

Long-term financial investments - debt securities	13		34

Long-term financial investments - fund investments	13			366

Long-term loans, advances, security deposits and other long-term receivables	13	332

Associated companies at fair value through profit and loss				192

Derivative financial instruments	16			105

Contingent consideration receivables	13			641

Total financial assets		32 492	5 980	1 772

Interest-bearing accounts of employees payable on demand	21	1 814

Bank and other short-term financial debt	21	899

Commercial paper	21	893

Straight bonds	19	25 296

Long-term liabilities to banks and other financial institutions	19	227

Trade payables		5 553

Commitment for repurchase of own shares	18/22	2 809

Contingent consideration liabilities (see Note 20/22) and other financial liabilities				1 094

Derivative financial instruments	21			68

Lease liabilities	10				1 896

Total financial liabilities		37 491		1 162	1 896

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less

		2020

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities

Cash and cash equivalents	16	9 658

Time deposits and short-term investments with original maturity more than 90 days	16	1 609

Trade receivables	15	8 217

Other receivables and current assets	17	963

Marketable securities - debt securities	16		26

Long-term financial investments - equity securities	13		1 111	466

Long-term financial investments - debt securities	13		36

Long-term financial investments - fund investments	13			366

Long-term loans, advances, security deposits and other long-term receivables	13	297

Associated companies at fair value through profit and loss				211

Derivative financial instruments	16			159

Contingent consideration receivables	13			625

Total financial assets		20 744	1 173	1 827

Interest-bearing accounts of employees payable on demand	21	2 085

Bank and other short-term financial debt	21	976

Commercial paper	21	4 258

Straight bonds	19	28 298

Long-term liabilities to banks and other financial institutions	19	233

Trade payables		5 403

Commitment for repurchase of own shares	18/22	1 769

Contingent consideration liabilities (see Note 20/22) and other financial liabilities				1 069

Derivative financial instruments	21			194

Lease liabilities	10				2 005

Total financial liabilities		43 022		1 263	2 005

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2021 and 2020. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs at December 31, 2021 and 2020.
	Contract or underlying principal amount		Positive fair values		Negative fair values

(USD millions)	2021	2020	2021	2020	2021	2020

Forward foreign exchange rate contracts	13 248	13 679	92	151	-35	-165

Commodity purchase contract	17	11	13	8

Options on equity securities	82	70			-33	-29

Total derivative financial instruments included in marketable securities and in current financial debts	13 347	13 760	105	159	-68	-194

The following table shows by currency contract or underlying principal amount the derivative financial instruments at December 31, 2021 and 2020:
	2021

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	1 485	5 158	6 605	13 248

Commodity purchase contract		17		17

Options on equity securities		82		82

Total derivative financial instruments	1 485	5 257	6 605	13 347

	2020

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	2 432	6 376	4 871	13 679

Commodity purchase contract		11		11

Options on equity securities		70		70

Total derivative financial instruments	2 432	6 457	4 871	13 760

Derivative financial instruments effective for hedge accounting purposes
At the end of 2021 and 2020, there were no open hedging instruments for anticipated transactions.
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
	2021

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Debt securities [1]	2 010			2 010

Cash and cash equivalents	2 010			2 010

Marketable securities - debt securities	2 719	22		2 741

Total marketable securities	2 719	22		2 741

Derivative financial instruments		105		105

Total marketable securities and derivative financial instruments	2 719	127		2 846

Debt and equity securities	1 080		617	1 697

Fund investments	28		338	366

Contingent consideration receivables			641	641

Total long-term financial investments	1 108		1 596	2 704

Associated companies at fair value through profit and loss			192	192

Financial liabilities
Contingent consideration payables			-1 075	-1 075

Other financial liabilities			-19	-19

Derivative financial instruments		-68		-68

Total financial liabilities at fair value		-68	-1 094	-1 162

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less

	2020

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Debt securities		26		26

Total marketable securities		26		26

Derivative financial instruments		159		159

Total marketable securities and derivative financial instruments		185		185

Debt and equity securities	1 153		460	1 613

Fund investments	30		336	366

Contingent consideration receivables			625	625

Total long-term financial investments	1 183		1 421	2 604

Associated companies at fair value through profit and loss			211	211

Financial liabilities
Contingent consideration payables			-1 046	-1 046

Other financial liabilities			-23	-23

Derivative financial instruments		-194		-194

Total financial liabilities at fair value		-194	-1 069	-1 263

The change in carrying values associated with Level 3 financial instruments, using significant unobservable inputs during the year ended December 31, is set forth below:
	2021

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Long-term financial investments	Contingent consideration receivables	Contingent consideration payables

January 1	211	366	460	625	-1 046

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	2	70	69	124	182

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-26	-8	-13	-44	-189

Fair value adjustments recognized in the consolidated statement of comprehensive income, including currency translation effects	-2	-1	51	-22	22

Purchases	34	12	137		-88

Cash receipts and payments				-42	44

Disposals	-27	-71	-43

Reclassification		-30	-44

December 31	192	338	617	641	-1 075

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2021	-24	62	56	80	-7

	2020

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Long-term financial investments	Contingent consideration receivables	Contingent consideration payables	Other financial liabilities

January 1	186	233	581	399	-1 036	-29

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	57	151	34	173	206

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-18	-8	-39		-90	-3

Fair value adjustments recognized in the consolidated statement of comprehensive income	4	3	33	40	-62	-2

Purchases	24	17	123	43	-123

Cash receipts and payments				-30	63	11

Disposals	-23	-61	-109

Reclassification	-19	31	-163		-4

December 31	211	366	460	625	-1 046	-23

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2020	39	143	-5	173	116	-3

During 2021, there were several individually non-significant transfers of equity securities from Level 3 to Level 1 for USD 73 million (2020: USD 166 million), due to Initial Public Offerings of the invested companies. During 2021, there was a transfer of equity securities of USD 29 million from Level 1 to Level 3 due to de-listing (2020: nil).
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
During the year, the net loss and net gain recorded on associated companies, fund investments and long-term financial investments at fair value through profit and loss were USD 173 million and USD 212 million, respectively.
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
If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter, 10% were added or deducted from the applied probability of success, for contingent consideration payables and contingent consideration receivables, this would change the amounts recorded in the 2021 consolidated income statement by USD 246 million and USD 198 million, respectively.
Equity securities measured at fair value through other comprehensive income
Equity securities held as strategic investments, typically held outside the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. These are made up of individually non-significant investments. At December 31, 2021, the Group holds 60 non-listed equity securities (December 31, 2020: 56) and 40 listed equity securities (December 31, 2020: 34) in this category with the following fair values:
(USD millions)	2021	2020

Listed equity securities	888	862

Non-listed equity securities	307	249

Total equity securities	1 195	1 111

During 2021, dividends received from these equity securities were insignificant (2020: nil). In 2021, in accordance with the consolidated foundations Alcon Inc. shares divestment plans, Alcon Inc. shares with a fair value of USD 9 million were sold (2020: USD 331 million), and the USD 1 million gain on disposal (2020: USD 13 million gain) was transferred from other comprehensive income to retained earnings during 2021. In addition, in 2021, equity securities that were no longer considered strategic, with a fair value of USD 254 million (2020: USD 206 million), were sold, and the USD 211 million gain on disposal (2020: USD 137 million gain) was transferred from other comprehensive income to retained earnings (see Note 8).

Nature and extent of risks arising from financial instruments
Market risk
Market risk in general comprises currency risk, interest rate risk and price risk, such as commodity and equity prices. Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments. The Group actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Group’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience.
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
Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the rules of IAS 29 “Financial reporting in Hyperinflationary Economies.” The hyperinflationary economies in which Novartis operates are Argentina and Venezuela. Venezuela was hyperinflationary for all years presented, and Argentina became hyperinflationary effective July 1, 2018, requiring retroactive implementation of hyperinflation accounting as of January 1, 2018. The impacts of applying IAS 29 were not significant in all years presented.
The Group manages its global currency exposure by engaging in hedging transactions where management deems appropriate. Novartis may enter into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and may enter into foreign currency option contracts to hedge.
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Group has designated a certain portion of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain of these net investments in foreign operations with euro functional currency. As of December 31, 2021, long-term financial debt with a carrying amount of EUR 1.8 billion (USD 2.1 billion; December 31, 2020: USD 2.3 billion), has been designated as a hedge instrument. During 2021, USD 216 million of net of taxes unrealized income (unrealized loss in 2020: USD 201 million) was recognized in other comprehensive income and accumulated in currency translation effects in relation with this net investment hedge. The hedge remained effective since inception, and no amount was recognized in the consolidated income statement in 2021, 2020 and 2019.
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
The Group’s largest customer accounted for approximately 17% of net sales, and the second largest and third largest customers accounted for 11% and 6% of net sales, respectively (2020: 17%, 11% and 6%, respectively; 2019: 18%, 13% and 8%, respectively).
The highest amounts of trade receivables outstanding were for these same three customers and amounted to 16%, 12% and 7%, respectively, of the Group’s trade receivables at December 31, 2021 (2020: 14%, 12% and 6%, respectively). There is no other significant concentration of customer credit risk.
Counterparty risk
Counterparty risk encompasses issuer risk on marketable securities and money market instruments; credit risk on cash, time deposits and derivatives; as well as settlement risk for different instruments. Issuer risk is reduced by only buying securities that are at least A- rated. Counterparty credit risk and settlement risk are reduced by a policy of entering into transactions with counterparties (banks or financial institutions) that feature a strong credit rating. Exposure to these risks is closely monitored and kept within predetermined parameters. The limits are regularly assessed and determined based upon credit analysis, including financial statement and capital adequacy ratio reviews. In addition, reverse repurchasing agreements are contracted, and Novartis has entered into credit support agreements with various banks for derivative transactions. To further reduce the settlement risk, the Group has implemented a multi-currency system, Continuous Linked Settlement (CLS), providing multilateral netting (payment-versus-payment settlement) of cash flows from foreign exchange transactions.
The Group’s cash and cash equivalents include short-term highly rated government-backed debt securities, with an original maturity of three months or less, for approximately 16% (2020: nil) as well as cash and cash equivalents held with major regulated financial institutions; the three largest ones hold approximately 9.7%, 9.7% and 7.6%, respectively (2020: 14.1%, 12.6% and 9.7%, respectively).
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
Novartis has two US commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has one Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.3 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 0.9 billion under these three programs were outstanding as per December 31, 2021 (2020: USD 4.3 billion). Novartis further has a committed credit facility of USD 6.0 billion, which was renewed in September 2019. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. The facility matures in September 2024 and was undrawn as per December 31, 2021, and December 31, 2020.
In December 2019, Novartis entered into a short-term credit facility of USD 7 billion, with a maturity date of June 30, 2020, with a syndicate of banks. On January 7, 2020, Novartis borrowed USD 7 billion under the facility with interest based on the USD LIBOR. On February 14, 2020, Novartis repaid the full USD 7 billion initially borrowed. The facility expired on June 30, 2020.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of current financial assets and liabilities, excluding trade receivables and payables as well as contingent considerations at December 31, 2021, and December 31, 2020:
	2021

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest	11	14 585	1 088	4	18	15 706

Commodities					111	111

Derivative financial instruments	21	64	7		13	105

Cash and cash equivalents	7 406	5 001				12 407

Total current financial assets	7 438	19 650	1 095	4	142	28 329

Non-current liabilities
Financial debt				-8 464	-14 438	-22 902

Financial debt - undiscounted				-8 490	-14 587	-23 077

Total non-current financial debt				-8 464	-14 438	-22 902

Current liabilities
Financial debt	-2 780	-521	-2 926			-6 227

Financial debt - undiscounted	-2 780	-521	-2 928			-6 229

Derivative financial instruments	-50	-16	-2			-68

Total current financial debt	-2 830	-537	-2 928			-6 295

Net debt	4 608	19 113	-1 833	-8 460	-14 296	-868

	2020

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days	13	1 571	25	5	21	1 635

Commodities					111	111

Derivative financial instruments and accrued interest	38	110	4	4	3	159

Cash and cash equivalents	8 558	1 100				9 658

Total current financial assets	8 609	2 781	29	9	135	11 563

Non-current liabilities
Financial debt				-10 621	-15 638	-26 259

Financial debt - undiscounted				-10 661	-15 802	-26 463

Total non-current financial debt				-10 621	-15 638	-26 259

Current liabilities
Financial debt	-4 195	-2 218	-3 178			-9 591

Financial debt - undiscounted	-4 195	-2 219	-3 179			-9 593

Derivative financial instruments	-93	-84	-17			-194

Total current financial debt	-4 288	-2 302	-3 195			-9 785

Net debt	4 321	479	-3 166	-10 612	-15 503	-24 481

The consolidated balance sheet amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Group’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
	2021

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-843	-5 482	-461	-6 786

Potential inflows in various currencies - from financial derivative assets	847	5 516	457	6 820

	2020

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-930	-4 096	-719	-5 745

Potential inflows in various currencies - from financial derivative assets	904	4 114	710	5 728

Other contractual liabilities that are not part of management’s monitoring of the net debt or liquidity consist of the following items:
	2021

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	-82	-445	-1 628	-3 908	-6 063

Lease liabilities	-78	-197	-639	-982	-1 896

Trade payables	-5 373	-180			-5 553

Commitment for repurchase of own shares	-2 809				-2 809

Contingent consideration liabilities	-54	-65	-517	-439	-1 075

	2020

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current liabilities	-82	-468	-1 846	-4 251	-6 647

Lease liabilities	-77	-209	-692	-1 027	-2 005

Trade payables	-5 239	-164			-5 403

Commitment for repurchase of own shares	-1 769				-1 769

Contingent consideration liabilities	-24	-38	-639	-345	-1 046

Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. As of December 31, 2021, Moody’s Investors Service rated the Company A1 for long-term maturities and P-1 for short-term maturities, and S&P Global Ratings rated the Company AA- for long-term maturities and A-1+ for short-term maturities.
Sensitivity analysis
The Group uses sensitivity analysis disclosures to provide quantitative information about market risks to which it is exposed.
The sensitivity analysis disclosures are in line with the Group’s financial risk management policy, and enhance disclosures by moving to a one-parameter risk model that considers a one-factor linear relationship between risk factors and exposures, as compared to a multi-parameter model under Value-at-risk which was disclosed in prior years. The sensitivity analysis disclosures consider aggregated risk exposure arising from the most significant risk factors (currency risk, interest rate risk and equity prices risk) and includes all financial assets and financial liabilities as set forth in the table on page F-67.
The disclosures below illustrate the potential impact on the Group’s consolidated financial statements as a result of hypothetical market movements in foreign currency exchange rates, interest rates and equity prices. The range of variables chosen reflects management’s view of changes that are reasonably possible over a one-year period.
Foreign currency exchange rate sensitivity
The Group uses the US dollar as its reporting currency. As a result, the Group is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies, as well as in the Swiss franc. A strengthening (weakening) of the US dollar against these currencies as of December 31, 2021 and 2020 would have affected the measurement of financial instruments denominated in these foreign currencies. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase or decrease in the foreign currency exchange rates against the US dollar would have impacted the Group’s consolidated income statement as presented below:
(USD millions)	2021	2020

5% increase in currency exchange rates against USD	3	5

5% decrease in currency exchange rates against USD	-3	-5

As of December 31, 2021, the Group designated EUR 1.8 billion (December 31, 2020: EUR 1.8 billion) of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase, or decrease, in the foreign currency exchange rates against the US dollar, without considering the translation effect of these net investments, would have impacted the Group’s consolidated equity as presented below:
(USD millions)	2021	2020

5% increase in currency exchange rates against USD	99	108

5% decrease in currency exchange rates against USD	-104	-114

Interest rate sensitivity
Our portfolio of fixed-income instruments as of December 31, 2021, was mainly composed of time deposits and debt securities.
Novartis uses duration models to approximate the possible change in the value of fixed-income instruments. Based on these models, management believes that a 100-basis point change in interest is deemed a reasonable possible change over a one-year period.
Based on exposures in 2021 and 2020, a hypothetical 100-basis point increase (decrease) in interest rates would not have resulted in a significant increase (decrease) in the fair values of the fixed-income instruments. In addition, a hypothetical 100-basis point increase (decrease) in interest rates would not have resulted in a material increase (decrease) of cash flows attributable to such fixed-income instruments.
The vast majority of our outstanding financial debts are with fixed interest rates and are therefore not affected by movements in interest rates.
Equity price sensitivity
Fund investments and equity securities held by the Novartis Venture Fund are valued at fair value through profit and loss. Equity securities held as strategic investments, typically held outside the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss.
The fair value of these fund investments and equity securities was USD 2.2 billion as of December 31, 2021 (December 31, 2020: USD 2.2 billion). The fair values of these investments are impacted by the volatility of the stock market, valuation parameters applied (for non-listed equities) and changes in general economic factors. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical increase or decrease of 15% in the risk factors would have impacted the Group’s consolidated income statement as presented below:
(USD millions)	2021	2020

15% increase in equity prices	154	156

15% decrease in equity prices	-154	-156

A hypothetical increase or decrease of 15% in the risk factors would have impacted the Group’s consolidated equity as presented below:
(USD millions)	2021	2020

15% increase in equity prices	179	167

15% decrease in equity prices	-179	-167

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
Consolidated income statement
(USD millions)	2019[1]

Net sales to third parties from discontinued operations	1 777

Sales to continuing segments	32

Net sales from discontinued operations	1 809

Cost of goods sold	-860

Gross profit from discontinued operations	949

Selling, general and administration	-638

Research and development	-142

Other income	15

Other expense	-113

Operating income from discontinued operations	71

Interest expense	-10

Other financial income and expense	-3

Income before taxes from discontinued operations	58

Income taxes	-159

Net loss from discontinued operations before gain on distribution of Alcon Inc. to Novartis AG shareholders	-101

Gain on distribution of Alcon Inc. to Novartis AG shareholders [2]	4 691

Net income from discontinued operations	4 590

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
Net income
Included in net income from discontinued operations are:
(USD millions)	2019

Depreciation of property, plant and equipment	-42

Depreciation of right-of-use assets	-9

Amortization of intangible assets	-174

Equity-based compensation of Novartis equity plans	-9

Cash flows used in investing activities from discontinued operations
Cash flows used in investing activities from discontinued operations include the investing activities of the Alcon business and cash outflows for transaction-related expenditures attributable to the series of portfolio transformation transactions completed in 2015.
(USD millions)	2020	2019

Payments attributable to the spin-off of the Alcon business	-39	-29

Divested cash and cash equivalents		-628

Cash flows attributable to the spin-off of the Alcon business	-39	-657

Other cash flows used in investing activities, net	-88	-502

Net cash flows used in investing activities from discontinued operations	-127	-1 159

Cash flows from financing activities from discontinued operations
In 2020, the net cash outflows used in financing activities from discontinued operations of USD 50 million was for transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders.
In 2019, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion included mainly USD 3.5 billion cash inflows from Alcon borrowings in connection with the distribution (spin-off) of the Alcon business to Novartis AG shareholders, partly offset by USD 0.2 billion transaction cost payments directly attributable to the distribution (spin-off) of the Alcon business to Novartis AG shareholders (see Notes 1 and 2).
Defined contribution plans
In many subsidiaries, employees are covered by defined contribution plans. Contributions charged to the consolidated income statement for the defined contribution plans were:
(USD millions)	2019

Contributions for defined contribution plans discontinued operations	33

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

31. Events subsequent to the December 31, 2021, consolidated balance sheet date
Aimovig–Amgen dispute
On January 31, 2022 Novartis and Amgen entered into a settlement agreement related to Aimovig litigation. For additional information see Note 20.
Dividend proposal for 2021 and approval of the Group’s 2021 consolidated financial statements
On February 1, 2022, the Novartis AG Board of Directors proposed the acceptance of the 2021 consolidated financial statements of the Novartis Group for approval by the Annual General Meeting on March 4, 2022. Furthermore, also on February 1, 2022, the Board proposed a dividend of CHF 3.10 per share to be approved at the Annual General Meeting on March 4, 2022. If approved, total dividend payments would amount to approximately USD 7.6 billion (2020: USD 7.4 billion), using the CHF/USD December 31, 2021, exchange rate.

32. Principal Group subsidiaries and associated companies
The following table lists the principal subsidiaries controlled by Novartis, associated companies in which Novartis is deemed to have significant influence, and foundations required to be consolidated under IFRS. It includes all subsidiaries, associated companies and consolidated foundations with total assets or net sales to third parties in excess of USD 25 million. The equity interest percentage shown in the table also represents the share in voting rights in those entities.
As at December 31, 2021			Share capital[1]		Equity interest

Algeria
Société par actions SANDOZ	Algiers	DZD	650.0	m	100%

Argentina
Novartis Argentina S.A.	Buenos Aires	ARS	906.1	m	100%

Australia
Novartis Australia Pty Ltd	Macquarie Park, NSW	AUD	2		100%
Novartis Pharmaceuticals Australia Pty Ltd	Macquarie Park, NSW	AUD	3.8	m	100%
Sandoz Pty Ltd	Macquarie Park, NSW	AUD	11.6	m	100%

Austria
Novartis Austria GmbH	Vienna	EUR	1.0	m	100%
Novartis Pharma GmbH	Vienna	EUR	1.1	m	100%
Sandoz GmbH	Kundl	EUR	32.7	m	100%
EBEWE Pharma Ges.m.b.H Nfg. KG	Unterach am Attersee	EUR	1.0	m	100%

Bangladesh
Novartis (Bangladesh) Limited	Gazipur	BDT	162.5	m	60%

Belgium
Novartis Pharma NV	Vilvoorde	EUR	7.1	m	100%
Sandoz NV	Vilvoorde	EUR	19.2	m	100%
Alcon - Couvreur NV	Puurs	EUR	110.6	m	100%

Bermuda
Novartis Investment Ltd.	Hamilton [2]	USD	12 000		100%
Novartis Securities Investment Ltd.	Hamilton	CHF	30 000		100%
Novartis Finance Services Ltd.	Hamilton	CHF	20 000		100%
Triangle International Reinsurance Limited	Hamilton	CHF	1.0	m	100%
Trinity River Insurance Co Ltd.	Hamilton	USD	370 000		100%

Brazil
Novartis Biociências S.A.	São Paulo	BRL	507.1	m	100%
Sandoz do Brasil Indústria Farmacêutica Ltda.	Cambé, PR	BRL	190.0	m	100%

Canada
Novartis Pharmaceuticals Canada Inc.	Dorval, Quebec	CAD	1.2	m	100%
Sandoz Canada Inc.	Boucherville, Quebec	CAD	80.8	m	100%
Sandoz Manufacturing Inc.	Boucherville, Quebec	CAD	65.7	m	100%

Chile
Novartis Chile S.A.	Santiago de Chile	CLP	2.0	bn	100%

China
Beijing Novartis Pharma Co., Ltd.	Beijing	USD	30.0	m	100%
Novartis Pharmaceuticals (HK) Limited	Hong Kong	HKD	200		100%
China Novartis Institutes for BioMedical Research Co., Ltd.	Shanghai	USD	320.0	m	100%
Suzhou Novartis Technical Development Co., Ltd.	Changshu	USD	12.0	m	100%
Shanghai Novartis Trading Ltd.	Shanghai	USD	3.2	m	100%
Sandoz (China) Pharmaceutical Co., Ltd.	Zhongshan	USD	57.6	m	100%

Colombia
Novartis de Colombia S.A.	Santafé de Bogotá	COP	7.9	bn	100%

Croatia
Sandoz d.o.o. farmaceutska industrija	Zagreb	HRK	25.6	m	100%

Czech Republic
Novartis s.r.o.	Prague	CZK	51.5	m	100%
Sandoz s.r.o.	Prague	CZK	44.7	m	100%

Denmark
Novartis Healthcare A/S	Copenhagen	DKK	14.0	m	100%
Sandoz A/S	Copenhagen	DKK	12.0	m	100%

Ecuador
Novartis Ecuador S.A.	Quito	USD	4.0	m	100%

Egypt
Novartis Pharma S.A.E.	Cairo	EGP	1.3	bn	99.96%
Sandoz Egypt Pharma S.A.E.	New Cairo City	EGP	250 000		100%

Finland
Novartis Finland Oy	Espoo	EUR	459 000		100%

As at December 31, 2021			Share capital[1]		Equity interest

France
Novartis Groupe France S.A.	Rueil-Malmaison	EUR	903.0	m	100%
Novartis Pharma S.A.S.	Rueil-Malmaison	EUR	43.4	m	100%
Advanced Accelerator Applications S.A.	Saint-Genis-Pouilly	EUR	9.6	m	99.23%
CELLforCURE	Les Ulis	EUR	4.2	m	100%
Sandoz S.A.S.	Levallois-Perret	EUR	5.4	m	100%

Germany
Novartis Deutschland GmbH	Nuremberg	EUR	155.5	m	100%
Novartis Business Services GmbH	Wehr	EUR	25 000		100%
Novartis Pharma GmbH	Nuremberg	EUR	25.6	m	100%
Novartis Pharma Produktions GmbH	Wehr	EUR	2.0	m	100%
Sandoz International GmbH	Holzkirchen	EUR	100 000		100%
1 A Pharma GmbH	Oberhaching	EUR	26 000		100%
HEXAL AG	Holzkirchen	EUR	93.7	m	100%
Salutas Pharma GmbH	Barleben	EUR	42.1	m	100%
Aeropharm GmbH	Rudolstadt	EUR	26 000		100%

Greece
Novartis (Hellas) S.A.C.I.	Metamorphosis / Athens	EUR	233.9	m	100%

Hungary
Novartis Hungary Healthcare Limited Liability Company	Budapest	HUF	545.6	m	100%
Sandoz Hungary Limited Liability Company	Budapest	HUF	883.0	m	100%

India
Novartis India Limited	Mumbai	INR	123.5	m	70.68%
Novartis Healthcare Private Limited	Mumbai	INR	60.0	m	100%
Sandoz Private Limited	Mumbai	INR	32.0	m	100%

Indonesia
PT. Novartis Indonesia	Jakarta	IDR	7.7	bn	100%

Ireland
Novartis Ireland Limited	Dublin	EUR	25 000		100%
Novartis Integrated Services Limited	Cork City	EUR	100		100%
Novartis Ringaskiddy Limited	Ringaskiddy, County Cork	EUR	2.0	m	100%
Novartis Gene Therapies EU Limited	Dublin	EUR	100		100%

Israel
Novartis Israel Ltd.	Tel Aviv	ILS	1 000		100%

Italy
Novartis Farma S.p.A.	Origgio	EUR	18.2	m	100%
Advanced Accelerator Applications (Italy) S.r.l.	Pozzilli	EUR	119 000		99.23%
Sandoz S.p.A.	Origgio	EUR	1.7	m	100%

Japan
Novartis Pharma K.K.	Tokyo	JPY	100.0	m	100%
Ciba-Geigy Japan Limited	Tokyo	JPY	100.0	m	100%
Sandoz K.K.	Tokyo	JPY	100.0	m	100%
Sandoz Pharma K.K.	Tokyo	JPY	100.0	m	100%

Latvia
Novartis Baltics SIA	Riga	EUR	3.0	m	100%

Luxembourg
Novartis Investments S.à r.l.	Luxembourg City [2]	USD	100.0	m	100%
Novartis Finance S.A.	Luxembourg City	USD	100 000		100%

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd.	Petaling Jaya	MYR	3.3	m	100%

Mexico
Novartis Farmacéutica, S.A. de C.V.	Mexico City	MXN	205.0	m	100%
Sandoz, S.A. de C.V.	Mexico City	MXN	468.2	m	100%

Morocco
Novartis Pharma Maroc SA	Casablanca	MAD	80.0	m	100%

Netherlands
Novartis Netherlands B.V.	Amsterdam	EUR	1.4	m	100%
Novartis Pharma B.V.	Amsterdam	EUR	4.5	m	100%
IDB Holland BV	Baarle-Nassau	EUR	18 000		99.23%
Sandoz B.V.	Almere	EUR	907 560		100%

New Zealand
Novartis New Zealand Ltd	Auckland	NZD	820 000		100%

As at December 31, 2021			Share capital[1]		Equity interest

Norway
Novartis Norge AS	Oslo	NOK	1.5	m	100%

Pakistan
Novartis Pharma (Pakistan) Limited	Karachi	PKR	6.7	bn	99.99%

Panama
Novartis Pharma (Logistics), Inc.	Panama City	USD	10 000		100%

Peru
Novartis Biosciences Perú S.A.	Lima	PEN	1.4	m	100%

Philippines
Novartis Healthcare Philippines, Inc.	Makati City	PHP	298.8	m	100%
Sandoz Philippines Corporation	Makati City	PHP	30.0	m	100%

Poland
Novartis Poland Sp. z o.o.	Warsaw	PLN	44.2	m	100%
Sandoz Polska Sp. z o.o.	Warsaw	PLN	25.6	m	100%
Lek S.A.	Strykow	PLN	11.4	m	100%

Portugal
Novartis Portugal, S.G.P.S., Lda.	Porto Salvo	EUR	500 000		100%
Novartis Farma - Produtos Farmacêuticos, S.A.	Porto Salvo	EUR	2.4	m	100%
Sandoz Farmacêutica, Lda.	Porto Salvo	EUR	499 900		100%

Romania
Novartis Pharma Services Romania S.R.L.	Bucharest	RON	3.0	m	100%
Sandoz S.R.L.	Targu-Mures	RON	105.2	m	100%

Russian Federation
Novartis Pharma LLC	Moscow	RUB	20.0	m	100%
Novartis Neva LLC	St. Petersburg	RUB	500.0	m	100%
JSC Sandoz	Moscow	RUB	57.4	m	100%

Saudi Arabia
Novartis Saudi Ltd.	Riyadh	SAR	30.0	m	100%

Singapore
Novartis (Singapore) Pte Ltd.	Singapore	SGD	100 000		100%
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd	Singapore	SGD	45.0	m	100%
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Singapore	SGD	39.0	m	100%

Slovakia
Novartis Slovakia s.r.o.	Bratislava	EUR	2.0	m	100%

Slovenia
Lek Pharmaceuticals d.d.	Ljubljana	EUR	48.4	m	100%
Sandoz Pharmaceuticals d.d.	Ljubljana	EUR	1.5	m	100%

South Africa
Novartis South Africa (Pty) Ltd	Midrand	ZAR	86.3	m	100%
Sandoz South Africa (Pty) Ltd	Kempton Park	ZAR	3.0	m	100%

South Korea
Novartis Korea Ltd.	Seoul	KRW	24.5	bn	100%

Spain
Novartis Farmacéutica, S.A.	Barcelona	EUR	63.0	m	100%
Advanced Accelerator Applications Iberica, S.L.U.	Esplugues de Llobregat	EUR	22.6	m	99.23%
Sandoz Farmacéutica S.A.	Madrid	EUR	270 450		100%
Sandoz Industrial Products S.A.	Les Franqueses del Vallés / Barcelona	EUR	9.3	m	100%
Abadia Retuerta S.A.	Sardón de Duero / Valladolid	EUR	6.0	m	100%

Sweden
Novartis Sverige AB	Stockholm	SEK	5.0	m	100%

Switzerland
Novartis International AG	Basel	CHF	10.0	m	100%
Novartis Holding AG	Basel [2]	CHF	100.2	m	100%
Novartis International Pharmaceutical Investment AG	Basel	CHF	100 000		100%
Novartis Bioventures AG	Basel	CHF	100 000		100%
Novartis Forschungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Kaderausbildung	Basel [3]	--	--		--
Novartis-Mitarbeiterbeteiligungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Mensch und Umwelt	Basel [3]	--	--		--
Stiftung der Novartis AG für Erziehung, Ausbildung und Bildung	Basel [3]	--	--		--
Novartis Overseas Investments AG	Basel	CHF	1.0	m	100%
Japat AG	Basel	CHF	50 000		100%
Novartis Pharma AG	Basel [2]	CHF	350.0	m	100%
Novartis Pharma Services AG	Basel	CHF	20.0	m	100%
Novartis Pharma Schweizerhalle AG	Muttenz	CHF	18.9	m	100%
Novartis Pharma Stein AG	Stein	CHF	251 000		100%
Novartis Pharma Schweiz AG	Risch	CHF	5.0	m	100%
Cellerys AG	Zûrich	CHF	129 630		20%
Arctos Medical AG	Bern	CHF	360 020		100%
Novartis Ophthalmics AG	Fribourg	CHF	100 000		100%
Advanced Accelerator Applications International SA	Geneva	CHF	9.3	m	99.23%
Sandoz AG	Basel	CHF	5.0	m	100%
Sandoz Pharmaceuticals AG	Risch	CHF	100 000		100%

As at December 31, 2021			Share capital[1]		Equity interest

Taiwan
Novartis (Taiwan) Co., Ltd.	Taipei	TWD	170.0	m	100%

Thailand
Novartis (Thailand) Limited	Bangkok	THB	302.0	m	100%

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Istanbul	TRY	98.0	m	100%
Farmanova Saglik Hizmetleri Ltd. Sti.	Istanbul	TRY	6.7	m	100%
Sandoz Ilaç Sanayi ve Ticaret A.S.	Istanbul	TRY	265.0	m	99.99%
Sandoz Grup Saglik Ürünleri Ilaçlari Sanayi ve Ticaret A.S.	Gebze - Kocaeli	TRY	50.0	m	100%

Ukraine
Sandoz Ukraine LLC	Kyiv	UAH	8.0	m	100%

United Arab Emirates
Novartis Middle East FZE	Dubai	AED	7.0	m	100%

United Kingdom
Novartis UK Limited	London	GBP	25.5	m	100%
Novartis Pharmaceuticals UK Limited	London	GBP	5.4	m	100%
Novartis Grimsby Limited	London	GBP	250.0	m	100%
Advanced Accelerator Applications (UK & Ireland)	London	GBP	100		99.23%
Neutec Pharma Limited	London	GBP	7.7	m	100%
Ziarco Group Limited	London	GBP	3 904		100%
Sandoz Limited	Frimley / Camberley	GBP	2.0	m	100%
Coalesce Product Development Limited	Cambridge, Cambs	GBP	6.0	m	40%

United States of America
Novartis Corporation	East Hanover, NJ	USD	72.2	m	100%
Novartis Finance Corporation	East Hanover, NJ [2]	USD	1 000		100%
Novartis Capital Corporation	East Hanover, NJ	USD	1		100%
Novartis Services, Inc.	East Hanover, NJ	USD	1		100%
Novartis US Foundation	East Hanover, NJ [3]	--	--		--
Novartis Pharmaceuticals Corporation	East Hanover, NJ [2]	USD	650		100%
Advanced Accelerator Applications USA, Inc.	Millburn, NJ	USD	1		99.23%
Novartis Gene Therapies, Inc.	Bannockburn, IL	USD	1		100%
Novartis Technology LLC	East Hanover, NJ	--	--		--
Novartis Institutes for BioMedical Research, Inc.	Cambridge, MA	USD	1		100%
Kedalion Therapeutics, Inc.	Menlo Park, CA	USD	26.1	m	23.4%
Novartis Optogenetics Research, Inc.	East Hanover, NJ	USD	1		100%
Cadent Therapeutics	Cambridge, MA	USD	0.1		100%
CoStim Pharmaceuticals Inc.	Cambridge, MA	USD	1		100%
Endocyte, Inc.	East Hanover, NJ	USD	1		100%
Navigate BioPharma Services, Inc.	Carlsbad, CA	USD	1		100%
The Medicines Company	East Hanover, NJ	USD	1 000		100%
Sandoz Inc.	Princeton, NJ	USD	25 000		100%
Amblyotech Inc.	East Hanover, NJ	USD	50		100%
Oriel Therapeutics, Inc.	Durham, NC	USD	50.0	m	100%
Fougera Pharmaceuticals Inc.	Melville, NY	USD	1		100%
Eon Labs, Inc.	Princeton, NJ	USD	1		100%
Novartis Vaccines and Diagnostics, Inc.	East Hanover, NJ	USD	3		100%

Venezuela
Novartis de Venezuela, S.A.	Caracas	VES	0		100%

Vietnam
Novartis Vietnam Company Limited	Ho Chi Minh City	VND	70	bn	100%

In addition, the Group is represented by subsidiaries and associated companies with total assets or net sales to third parties below USD 25 million in the following countries: Bosnia and Herzegovina, Bulgaria, Dominican Republic, Ghana, Guatemala, Ivory Coast, Kenya, Kuwait, North Macedonia, Nigeria, Puerto Rico, Senegal and Uruguay

[1] Share capital may not reflect the taxable share capital and does not include any paid-in surplus.
[2] Significant subsidiary under SEC Regulation S-X Rule 1-02(w)
[3] Fully consolidated Foundation
m = million; bn = billion

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Novartis AG
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novartis AG and its subsidiaries (the “Group”) as of December 31, 2021 and December 31, 2020, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows, for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and December 31, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
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
Intangible Assets Impairment Assessments – Innovative Medicines Division Currently Marketed Products
As described in Notes 1 and 11 to the consolidated financial statements, the Group has intangible assets in its Innovative Medicines Division other than goodwill totaling USD 32.4 billion at December 31, 2021, including currently marketed products of USD 25.9 billion. The Group recognized impairments of intangible assets in its Innovative Medicines Division other than goodwill of USD 367 million during the year. In most cases, no directly observable market inputs are available to measure the fair value less costs of disposal that is used to determine if the asset is impaired. Therefore, an estimate is derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. The estimates that management used in calculating the net present values depend on assumptions specific to the nature of the Innovative Medicines Division’s activities with regard to the amount and timing of projected future cash flows; long-term sales forecasts; actions of competitors (launch of competing products, marketing initiatives, etc.); sales erosion rates after the end of patent or other intellectual property rights protection, and timing of the entry of generic competition; outcome of research and development activities (compound efficacy, results of clinical trials, etc.); amount and timing of projected costs to develop in-process research and development into commercially viable products; profit margins; probability of obtaining regulatory approval; future tax rate; and discount rate.
The principal considerations for our determination that performing procedures relating to the intangible assets impairment assessments of the Innovative Medicines Division currently marketed products is a critical audit matter are the significant judgment by management when developing the net present value of the intangible assets. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the amount and timing of projected future cash flows (specifically the long-term sales forecasts).
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets impairment assessments, including controls over the Innovative Medicines Division currently marketed products. These procedures also included, among others, testing management’s process for developing the fair value estimate; evaluating the appropriateness of the net present value techniques; testing the completeness and accuracy of underlying data used in the model; and evaluating the significant assumptions used by management, including the amount and timing of projected future cash flows. Evaluating management’s assumptions related to the amount and timing of projected future cash flows involved evaluating whether the assumptions used by management were reasonable considering the current and past performance of the intangible assets, the consistency with external market and industry data, and whether these assumptions were consistent with evidence obtained in other areas of the audit.
US Managed Care, Medicare Part D and Medicaid Rebates
As described in Note 1 and 22 to the consolidated financial statements, the consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. Rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed healthcare organizations and other customers, as well as chargebacks are provisioned and recorded as a revenue deduction at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience, regulations, the specific terms in the individual agreements, product pricing and the mix of products, contracts, channels and payors. The provision reported as of December 31, 2021 for revenue deductions amounted to USD 6.5 billion, a significant portion of which related to US Managed Care, Medicare Part D and Medicaid rebates.

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
February 1, 2022
We have served as the Group’s or its predecessors’ auditor since at least 1940. We have not been able to determine the specific year we began serving as auditor of the Group’s predecessors.