Form 20-F/A
period 2021-12-31
NOVARTIS AG
filed 2022-04-26
CIK 1114448

As filed with the Securities and Exchange Commission on April 26, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

Date of event requiring this shell company report

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

2,234,939,948 ordinary shares

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

EXPLANATORY NOTE

Novartis AG (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2021 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2022 (the “Original Filing Date”), solely to update the Form 20-F to refer to Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, and to provide Exhibit 4.1 pursuant to Item 19 of Form 20-F.

Except as described above, no changes have been made to the Original Form 20-F, and this Amendment No. 1 does not modify, amend or update the financial or other information contained in the Original Form 20-F. This Amendment No. 1 does not reflect any events that have occurred on or after the Original Filing Date. Among other things, the Company has not revised forward-looking statements made in the Original Form 20-F to reflect events that occurred or facts that became known to the Company after the Original Filing Date. Therefore, this Amendment No. 1 should be read in conjunction with the Original Form 20-F and any other documents that the Company has filed with the SEC on or after the Original Filing Date.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment No. 1 also includes as exhibits the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. Because no financial statements have been included in this Amendment No. 1 and this Amendment No. 1 does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 3, 4, and 5 have been omitted from such certifications. The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) because no financial statements are filed with this Amendment No. 1.

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
Item 16G. Corporate Governance
Item 16H. Mine Safety Disclosure
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	1
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits	1

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

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

2.7 The total amount of long-term debt securities authorized under any instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.a

2.8 Description of Securities registered under Section 12 of the Exchange Act.*

4.1 Share Repurchase Agreement, dated as of November 3, 2021, by and among Novartis Holding AG and Roche Holding AG.**+

8.1 For a list of all of our principal Group subsidiaries and associated companies, see “Item 18. Financial Statements—Note 32. Principal Group subsidiaries and associated companies.”*

12.1 Certification of Vasant Narasimhan, Chief Executive Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Harry Kirsch, Chief Financial Officer of Novartis AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Vasant Narasimhan, Chief Executive Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2 Certification of Harry Kirsch, Chief Financial Officer of Novartis AG, pursuant to Section 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

15.1 Consent of PricewaterhouseCoopers AG.*

16.1 Letter from PricewaterhouseCoopers AG regarding change in registrants’ certifying accountant.*

101 Interactive Data

104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

* Previously filed with the Original Form 20-F.

a Previously stated in the Original Form 20-F.

** Portions of this exhibit (indicated by “[*****]”) have been omitted in accordance with the instructions as to exhibits set forth in Form 20-F.

+ Certain annexes to this exhibit have been omitted in accordance with the instructions as to exhibits set forth in Form 20-F. The Company agrees to furnish a copy of all omitted annexes to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F for the year ended December 31, 2021 on its behalf.

Novartis AG

By:	/s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis

By:	/s/ Karen L. Hale
Name: Karen L. Hale
Title: Chief Legal Officer of Novartis

Date: April 26, 2022

3