Form 20-F/A
period 2022-12-31
NOVARTIS AG
filed 2023-05-15
CIK 1114448

US Securities & Exchange Commission Form 20-F 2022

NOVARTIS

As filed with the Securities and Exchange Commission on May 15, 2023
UNITED STATES
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

Explanatory note

Novartis AG (the “Company”) is filing this Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F for the year ended December 31, 2022 (the “Original Form 20-F”), as filed with the United States Securities and Exchange Commission (the “SEC”) on February 1, 2022 (the “Original Filing Date”), solely to correct certain inadvertent typographical errors in Exhibits 13.1 and 13.2. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
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
2.4 Description of Securities registered under Section 12 of the Exchange Act.*
8.1 For a list of all of our principal Group subsidiaries and associated companies, see “Item 18. Financial Statements—Note 31. Principal Group subsidiaries and associated companies.”
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
15.1 Consent of KPMG AG.*
15.2 Consent of PricewaterhouseCoopers AG.*

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
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
* Previously filed with the Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the SEC on February 1, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Novartis AG
By: /s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis
By: /s/ Karen Hale
Name: Karen Hale
Title: Chief Legal Officer of Novartis
Date: May 15, 2023

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