Form 20-F
period 2023-12-31
NOVARTIS AG
filed 2024-01-31
CIK 1114448

US Securities & Exchange Commission Form 20-F 2023

NOVARTIS

As filed with the Securities and Exchange Commission on January 31, 2024
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report……………
For the transition period from _____ to _____
Commission file number 1-15024
Novartis AG
(Exact name of Registrant as specified in its charter)
N/A
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

New York Stock Exchange

Ordinary shares, nominal value CHF 0.49 per share*
NOVN
New York Stock Exchange*

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
2 044 033 986 ordinary shares
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
5.E Critical accounting estimates
Item 6. Directors, Senior Management and Employees
6.A Directors and senior management
6.B Compensation
6.C Board practices
6.D Employees
6.E Share ownership
6.F Erroneously awarded compensation
Item 7. Major Shareholders and Related Party Transactions
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
Item 16G. Corporate Governance
Item 16H. Mine Safety Disclosure
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Item 16J. Insider Trading Policies
Item 16K. Cybersecurity
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

Introduction and use of certain terms

Novartis AG and its consolidated affiliates publish consolidated financial statements expressed in US dollars. Our consolidated financial statements responsive to Item 18 of this Annual Report on Form 20-F (Annual Report) are prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board. “Item 5. Operating and Financial Review and Prospects,” together with the sections on products in development and key development projects of our businesses (see “Item 4. Information on the Company—Item 4.B. Business overview”), constitute the Operating and Financial Review (“Lagebericht”), as defined by the Swiss Code of Obligations.
Unless the context requires otherwise, the words “we,” “our,” “us,” “Novartis,” “Group,” “Company,” and similar words or phrases in this Annual Report refer to Novartis AG and its consolidated affiliates. However, each Novartis affiliate is legally separate from all other Novartis affiliate companies and manages its business independently through its respective board of directors or similar supervisory body or other top local management body, if applicable. Each executive identified in this Annual Report reports directly to other executives of the Novartis affiliate company that employs such executive, or to such company’s board of directors.
In this Annual Report, references to “US dollars,” “USD” or “$” are to the lawful currency of the United States of America; references to “CHF” are to Swiss francs; references to “euro” or “EUR” are to the lawful currency of the member states of the European Union in which it is the official currency; references to the “United States” or to “US” are to the United States of America; references to the “European Union” or to “EU” are to the European Union and its 27 member states; references to “Latin America” are to Central and South America, including the Caribbean; references to “Australasia” are to Australia, New Zealand, Melanesia, Micronesia and Polynesia, unless the context otherwise requires; references to the “EC” are to the European Commission; references to “associates” are to employees of our affiliates; references to the “SEC” are to the US Securities and Exchange Commission; references to the “FDA” are to the US Food and Drug Administration; references to the “EMA” are to the European Medicines Agency, an agency of the EU; references to the “CHMP” are to the Committee for Medicinal Products for Human Use of the EMA; references to “ADR” or “ADRs” are to Novartis American Depositary Receipts; references to “ADS” or “ADSs” are to Novartis American Depositary Shares; references to the “NYSE” are to the New York Stock Exchange, and references to “SIX” are to the SIX Swiss Exchange; references to “ECN” are to the Executive Committee of Novartis; references to “Bausch + Lomb” are to Bausch & Lomb Incorporated; references to “GSK” are to GlaxoSmithKline plc; references to “Roche” are to Roche Holding AG; references to “Gyroscope Therapeutics” are to Gyroscope Therapeutics Holdings plc; references to “ADACAP” are to Advanced Accelerator Applications S.A.; references to “Novartis Gene Therapies” are to Novartis Gene Therapies, Inc.; references to “Endocyte” are to Endocyte, Inc.; references to “Chinook” are to Chinook Therapeutics, Inc. and references to “DTx Pharma” are to DTx Pharma, Inc.
All product names appearing in italics are trademarks owned by or licensed to Novartis. Product names identified by a “™” are trademarks that are not owned by or licensed to Novartis and are the property of their respective owners.
Certain documents and information referenced in this Annual Report are available on our website. However, the information contained on our website, or any information that may be accessed by links on our website, is not included as part of, or incorporated by reference into, this Annual Report.

Forward-looking statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, as amended. Other written materials filed with or furnished to the SEC by Novartis, as well as other written and oral statements made to the public, may also contain forward-looking statements. Forward-looking statements can be identified by words such as “potential,” “expect,” “will,” “plan,” “pipeline,” “outlook,” “may,” “could,” “would,” “anticipate,” “seek,” “likely,” “ongoing,” “estimate,” “believe,” “target,” “intend,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products or indications; or regarding the potential outcome, or financial or other impact on Novartis, of any of the transactions described; or regarding the potential impact of share buybacks; or regarding potential future sales or earnings of Novartis or potential shareholder returns; or regarding potential future credit ratings of Novartis; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in forward-looking statements. You should not place undue reliance on these statements.
In particular, our expectations could be affected by, among other things:
• Uncertainties regarding the success of key products, commercial priorities and strategy
• Uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data, and the use of new and disruptive technologies, including artificial intelligence (AI)
• Global trends toward healthcare cost-containment, including new laws and regulations, ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency
• Our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities
• Our ability to realize the intended benefits of our separation of Sandoz into a new publicly traded standalone company
• Our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products that commenced in prior years and is expected to continue this year
• Our performance on environmental, social and governance matters
• Uncertainties in the development or adoption of potentially transformational digital technologies and business models
• Uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems
• Uncertainties surrounding the implementation of our new IT projects and systems
• Our reliance on outsourcing key business functions to third parties
• Uncertainties regarding actual or potential legal proceedings, including, among others, litigation and other legal disputes with respect to our recent transactions, product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally
• Safety, quality, data integrity or manufacturing issues
• Our ability to identify, attract, integrate, develop and retain key personnel and qualified individuals for critical roles

• Regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this Annual Report
• Our ability to comply with evolving regulatory requirements and meet societal expectations concerning environmental, social and governance matters
• Our ability to comply with cybersecurity and data privacy laws and regulations, and uncertainties regarding potential significant breaches of data privacy
• Our ability to adapt to major geopolitical and macroeconomic developments, including the effects of and efforts to mitigate pandemic diseases such as COVID-19, and the impact of the war in certain parts of the world
• Uncertainties involved in predicting shareholder returns
• Uncertainties regarding the effects of recent and anticipated future changes in tax laws and their application to us
• Uncertainties regarding future global exchange rates
• Uncertainties regarding our supply chain and future demand for our products
These risks and others are discussed in more detail in this Annual Report, including under “Item 3. Key Information—Item 3.D. Risk factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. It is not possible to predict or identify all risk to our business. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. We provide the information in this Annual Report as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Annual Report as a result of new information, future events or otherwise.

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
Strategic risks
Key products and commercial priorities
Risk description
Failure to deliver key commercial priorities and successfully launch new products
Context and potential impact
Our ability to maintain and grow our business and to replace revenue and income lost to generic, biosimilar and other competition depends heavily on the commercial success of our new or existing key products. The commercial success of these products could be impacted at any time by a number of factors, including pressure from new or existing competitive products, changes in the prescribing habits of healthcare professionals, slower than expected post-launch adoption, unexpected side effects or safety signals, supply chain issues or other product shortages, pricing pressure, regulatory proceedings, changes in labeling, loss of intellectual property protection, and global pandemics. In addition, our revenue and margins could be significantly impacted by the timing and rate of commercial acceptance of new products.
Healthcare professionals, patients and payers may choose competitor products instead of ours for various reasons, including if they perceive them to be better in terms of efficacy, safety, cost, convenience or other reasons. The commercial success of our key products and launches in the face of increasing competition requires significant attention, management focus and resource allocation. Such competition could significantly affect the revenue from our products and our results of operations. This impact could also be compounded to the extent that such competition results in us making significant additional investments in research and development, marketing or sales.
Furthermore, from time to time, we reassess how our business is organized to ensure we have the optimal structure with which to execute our strategy. An inability to successfully implement new organizational structures and operating models could have a material adverse effect on our results of operations and financial condition.
Research and development
Risk description
Failure to successfully prioritize, integrate and execute our research and development programs for new products or new indications for existing products
Context and potential impact
We engage in extensive and costly research and development activities, both through our own internal resources and through collaborations with third parties, in an effort to identify and develop new products and new indications for existing products that address unmet, ever-changing medical needs, while ensuring commercial viability and success. Our ability to grow our business and our product pipeline; to replace sales lost due to branded competition, entry of generics, or other reasons; and to bring products to market that take advantage of new and potentially disruptive technologies, including cell, gene and radioligand therapies, depends in significant part on the success of these efforts.
Failure to successfully develop our pipeline products is typically the result of the inherent uncertainty of science, suboptimal internal execution, or both. Key elements of internal execution include our ability to prioritize our investments on our highest potential value assets, optimize the transition of assets from research to development, integrate externally acquired assets in an efficient way, and execute the steps in our drug development process that enable our assets to be approved and reimbursed in a timely manner to positively impact clinical practice. We invest in new businesses, products, services and technologies, including artificial intelligence (AI), to achieve our goals, operate our business and reduce the time, effort and expense associated with identifying, developing and commercializing new products. Our investments in new and disruptive technologies may not ultimately achieve the intended benefits, may not result in an adequate return of capital and, in pursuing new strategies, we may incur unanticipated liabilities. For more information, see also “Item 4. Information on the Company—Item 4.B Business overview—Research and development.”
Our new products must undergo intensive preclinical and clinical testing and are approved by means of a highly complex, lengthy, and expensive approval process that varies substantially from country to country and may have very specific requirements for the recruitment of patients for clinical trials. We face increasing and evolving regulatory approval and reimbursement requirements. Additionally, if we fail to successfully progress late-stage assets and the core elements of drug development for key programs, this could have a negative impact on the development of our product pipeline, and ultimately on the success of our business and our financial results.
Another issue we face is the increasing challenge to adequately recruit a sufficient number of patients in the US for clinical trials due to the cost and effort associated with expanding our operations for the recruitment of patients into such trials. As a result, we may be unable to develop the necessary clinical evidence to support the desired indications and product profile for a particular disease that is needed to drive clinical adoption of our new products, and thereby achieve the full potential of our assets (also known as the “target product profile”). Similarly, the post‑approval regulatory burden has also increased. These requirements make the maintenance of regulatory approvals for our products increasingly expensive, and further heighten the risk of recalls, product withdrawals, changes to product specifications, loss of market share, and loss of revenue and profitability.
The clinical testing, regulatory processes and post-approval activities described above become more difficult during pandemics, such as the COVID-19 pandemic, as well as during periods of geopolitical and economic uncertainty. This is due to challenges related to recruiting, enrolling and treating patients in clinical trials, as well as ensuring the supply of trial materials. For a further description of the research and development of, and approval processes for, our products, see “Research and development” and “Regulation” under “Item 4. Information on the Company—Item 4.B Business overview.”
Furthermore, our research and development activities must be conducted in an ethical and compliant manner. Among other things, we are concerned with patient safety (both pre- and post-product approval), data privacy, current Good Clinical Practices (cGCP) requirements, data integrity, the fair treatment of patients, diversity and inclusion in the recruitment of patients to clinical trials, and animal welfare. If we fail to properly manage such issues, we risk injury to third parties, damage to our reputation, negative financial consequences as a result of potential claims for damages, sanctions and fines, and the potential that investments in research and development activities may not bring the expected benefits to us.
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
In addition, we face numerous cost‑containment measures imposed by governments and other payers. These include government‑imposed industrywide price reductions, mandatory pricing systems, reference pricing systems, payers limiting access to treatments based on cost‑benefit analyses, the importation of drugs from lower‑cost countries to higher‑cost countries, the shifting of the payment burden to patients through higher co‑payments and co-pay accumulator programs, the limiting of physicians’ ability to choose among competing medicines, the mandatory substitution of generic drugs for the patented equivalent, pressure on physicians to reduce the prescribing of patented prescription medicines, increasing pressure on intellectual property protections, and growing requirements for increased transparency on pricing. For more information on price controls, see “Item 4. Information on the Company—Item 4.B Business overview—Price controls.”
Recent trends in our external environment may have an impact on the likelihood of these pricing and reimbursement pressures occurring. Slow economic recovery following the COVID-19 pandemic and the onset of war in certain parts of the world (which is contributing to challenges such as high energy costs and inflation) have led to an increased strain on fiscal budgets in many major economies. In addition, legislative developments such as those in the US (e.g., the Inflation Reduction Act) and in Europe (e.g., the EU Joint Health Technology

Assessment and 2023 EU Pharmaceutical Legislation Update) pose potential further pressures on pricing and timelines for reimbursement in these countries. For example, in August 2023, our cardiovascular drug Entresto was selected for the Medicare Drug Price Negotiation Program in the US and additional Novartis products may be selected for price negotiation programs in the future. These external factors may materially affect our ability to achieve value-based prices; to achieve and maintain an acceptable return on our investments in the research and development of our products; and may impact our ability to research and develop new products.
Alliances, acquisitions and divestments
Risk description
Failure to identify, execute or realize the expected benefits from our external business opportunities
Context and potential impact
As part of our strategy, we evaluate external opportunities that could strengthen our portfolio by acquiring and divesting products, entering businesses or entering into strategic alliances and collaborations. For example, in 2023, we closed the acquisitions of Chinook Therapeutics and DTx Pharma. This strategy is partly dependent on our ability to identify strategic external business opportunities, including assessing the value of the early phase companies, and to close transactions with third parties on acceptable terms and timelines.
Once the terms of a strategic transaction have been agreed with a third party, we may not be able to complete the transaction in a timely manner or at all. In addition, we cannot be sure that pre-transaction due diligence will identify all possible issues that might arise during and after the transaction. Our efforts on such transactions can also divert management’s attention from our existing businesses.
After a transaction is closed, efforts to develop and commercialize acquired or licensed products, to integrate the acquired business or to achieve expected synergies may fail or may not fully meet expectations. This may occur due to difficulties in retaining key personnel, customers and suppliers; failure to obtain marketing approval or reimbursement within expected timeframes or at all; differences in corporate culture, standards, controls, processes and policies; or other factors. Transactions can also result in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues. Acquired businesses are not always in full compliance with legal, regulatory or Novartis standards, including, for example, Current Good Manufacturing Practices (cGMP) or cGCP standards, which can be costly and time-consuming to remediate. Furthermore, our strategic alliances and collaborations with third parties may not achieve their intended goals and objectives within expected time frames, or at all. For more information about recent business acquisitions, see “Item 18. Financial Statements—Note 2. Significant transactions.”
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
Intellectual property
Risk description
Expiry, assertion or loss of intellectual property protection
Context and potential impact
Many of our products are protected by intellectual property rights, which may provide us with exclusive rights to market those products for a limited time, and to enable our purpose of reimagining medicine by sustainably financing our research and development. However, the strength and duration of those rights can vary significantly from product to product and from country to country, and they may be successfully challenged by third parties or governmental authorities.
Loss of intellectual property protection and the introduction of generic or biosimilar competition for a patented branded medicine in a country typically result in a significant reduction in net sales and operating income for the branded product. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the patent term or other intellectual property rights. Such competition can also result from the entry of generic or biosimilar versions of another medicine in the same therapeutic class as one of our drugs or in a competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our intellectual property by governmental authorities, or as a result of a general weakening of intellectual property and governing laws in certain countries around the world. In addition, generic or biosimilar manufacturers may sometimes conduct so-called “launches at risk” of products that are still under legal challenge for infringement, or whose patents are still under legal challenge for validity, before final resolution of legal proceedings.
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
We may also be subject to assertions of intellectual property rights against our medicines by third parties. If successful, these actions may involve payment of future royalties or damages, for example for patent infringement, and may also involve injunctive relief requiring the removal of one or more dosage strengths of a product from the market (or removal of a therapeutic indication from the product’s approved labeling) for a period of time or throughout the life of the asserted intellectual property right. Such damages or such an injunction may have a material impact on our operating income and net sales.
In any given year, we may experience a potentially significant impact on our net sales from products that have already lost intellectual property protections, as well as products that may lose protection during the year. Because we may have substantially reduced marketing and research and development expenses related to products that are in their final years of exclusivity, the initial loss of protection for a product during a given year could also have an impact on our operating income for that year in an amount corresponding to a significant portion of the product’s lost sales. The magnitude of the impact of generic or biosimilar competition on our income could depend on a number of factors. These include, with respect to income in a given year, the time of year at which the generic or biosimilar competitor is launched; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic or biosimilar competitor products approved, including whether, in the US, a single competitor is granted an exclusive marketing period; whether an authorized generic is launched; the geographies in which generic or biosimilar competitor products are approved, including the strength of the market for generic or biosimilar pharmaceutical products in such geographies, and the comparative profitability of branded pharmaceutical products in such geographies; and our ability to successfully develop and launch new products for patients that may also offset the income lost to generic or biosimilar competition. For more information on the patent and generic competition status of our products, see “Item 4. Information on the Company—Item 4.B Business overview—Intellectual property.”
Sandoz spin-off
Risk description
We may not successfully achieve our goals related to our separation from Sandoz and our failure to do so may have an adverse impact on our business
Context and potential impact
We recently completed the separation of Sandoz, our generics and biosimilars division, into a new Swiss publicly traded independent company, by way of a 100% spin-off. In connection with the Sandoz separation, we entered into a separation and distribution agreement and various other agreements. These agreements govern the separation and distribution and the relationship between Novartis and Sandoz going forward, including with respect to the allocation of assets and liabilities between Novartis and Sandoz. The agreements also provide for the performance of services by each company for the benefit of the other company for a period of time. The terms, scope and/or duration of these agreements could negatively impact our ability to pursue other strategic business interests as we will have to devote resources and capacity to fulfilling our obligations that we may prefer to direct elsewhere. If we or Sandoz are unable to satisfy our respective obligations under these agreements, we could incur losses or experience operational challenges or difficulties. These agreements could also lead to disputes over the performance of obligations under these agreements or the allocation of our respective resources. For example, during the term of these agreements, we may have less flexibility to optimize our biologic manufacturing for our own products (or those of other third parties). In addition, pursuant to these agreements, we will perform technical development services for Sandoz, which may involve certain proprietary know-how. While we intend to retain the personnel involved in our technical research and development and to protect our trade secrets, provision of such services might create the incremental potential for the disclosure or misuse of such proprietary know-how, particularly in connection with technology transfer at the end of such arrangements.
Additionally, we may not realize the anticipated strategic, financial, operational, or other benefits from our separation of Sandoz. We cannot predict with certainty when the benefits expected from the Sandoz spin-off will occur or the extent to which they will be achieved. In addition, we incurred one-time costs and may encounter operational inefficiencies in connection with the Sandoz spin-off that may negate some of the benefits we expect to achieve. If we do not realize these assumed benefits, we could suffer a material adverse effect on our financial condition.
Further, if the spin-off does not generally qualify as a tax-neutral transaction for Swiss and U.S. federal income tax purposes, we, our shareholders, or both, could be subject to significant tax liabilities. The spin-off is intended to qualify for tax-neutral treatment for us and our shareholders for Swiss and U.S. federal income tax purposes. If, however, the spin-off fails to qualify as tax-neutral for Swiss and U.S. federal income tax purposes, we, our shareholders, or both, could recognize taxable gain with respect to the spin-off, resulting in Swiss and U.S. income, withholding and capital gains tax consequences. In particular, if the spin-off does not qualify as tax neutral for Swiss and U.S. federal income tax purposes, our shareholders who received shares of Sandoz in the spin-off as part of the separation would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For additional information about the potential tax consequences of the spin-off, see “Item 10.E Taxation—Tax consequences of the Sandoz spin-off.”
Environmental, social and governance matters
Risk description
Failure to meet rapidly evolving environmental, social and governance expectations
Context and potential impact
Increasingly, in addition to financial results, companies are being judged by their performance on a variety of environmental, social and governance (ESG) matters, which can contribute to the long-term sustainability of a company’s performance. An inability to successfully perform on ESG matters and to meet societal expectations could result in negative impacts on our reputation, recruitment, retention, operations, financial results, and share price.
Topics related to large societal changes such as social inequity, access to medicines and climate change are increasingly important to a wide range of our stakeholders. For example, a variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investments in funds that specialize in companies that perform well in such assessments are increasingly popular, and major institutional investors have publicly emphasized the importance of such ESG measures in making their investment decisions. Our actions related to ESG topics may in the long-term impact our operations and ability to achieve our strategic goals, and ultimately could have a potential negative impact on the value of Novartis.
We actively manage a broad range of ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. We have created a Sustainability & ESG Office, which, in coordination with the ESG Committee of the Executive Committee of Novartis, is tasked with developing our ESG strategy and tracking our performance against our ESG targets. However, considering the fast pace of change of external expectations, and a range of upcoming regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society or investors’ expectations. Failure to meet rapidly evolving regulatory requirements and investor and societal expectations could also result in litigation or regulatory actions, which could have a material adverse impact on our reputation, recruitment, retention, operations, financial results, and share price. Additionally, external partners in our value chain that we do not control may not comply with ESG commitments and goals we set for ourselves, which may have a negative impact on our business.
Operational risks
Cybersecurity and data protection
Risk description
Cybersecurity breaches, data loss and catastrophic loss of IT systems
Context and potential impact
We are heavily dependent on critical, complex and interdependent information technology (IT) systems, including internet‑based systems to support our business processes. We also outsource significant parts of our IT infrastructure to third-party providers, and currently use these providers to perform business-critical IT services for us. We are therefore vulnerable to cybersecurity attacks and incidents on such networks and systems, whether our own or those of the third-party providers that we contract, and we have experienced, and may in the future experience, such cybersecurity threats and attacks. Cybersecurity threats and attacks take many forms, and the size, age and complexity of our IT systems make them potentially vulnerable to external and internal security threats; outages; malicious intrusions and attacks; cybercrimes, including state-sponsored cybercrimes; malware; misplaced data, lost data or data errors; programming or human errors; or other similar events. The risk of such threats and attacks has increased, as virtual and remote working have become more common, and sensitive data is accessed by employees working in less secure, home-based environments. In addition, due to our reliance on third-party providers, we have experienced, and may in the future experience, interruptions, delays or outages in IT service availability due to a variety of factors outside of our control, including technical failures, natural disasters, fraud, or security attacks experienced by or caused by third-party providers. Interruptions in the service provided by these third parties could affect our ability to perform critical tasks.
A significant information security or other event, such as a disruption or loss of availability of one or more of our IT systems, whether managed by us or a third-party service provider, has previously and could in the future negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of data and information to health authorities, our manufacturing and supply chain processes, our shipments to customers, our compliance with legal obligations, and communication between employees and with third parties. IT issues have previously led to, and could in the future lead to, the compromise of trade secrets or other intellectual property that could be sold and used by competitors to accelerate the development or manufacturing of competing products; the compromise of personal financial and health information; and the compromise of IT security data such as usernames, passwords and encryption keys, as well as security strategies and information about network infrastructure, which could allow unauthorized parties to gain access to additional systems or data. In addition, malfunctions in software or medical devices that make significant use of IT could lead to a risk of direct harm to patients.
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
Strategic technology programs implementation
Risk description
Failure to successfully implement our IT strategy may disrupt our core business processes
Context and potential impact
We rely on various IT systems to operate our complex global business and several of our current IT systems are reaching the end of their useful life, which could cause disruptions to our operational stability. As a result, we are implementing several companywide IT programs to replace and consolidate outdated IT systems and to simplify and standardize our processes, systems and tools, and create a unified data marketplace. Implementation and operation of these new systems involves certain risks, including the potential for a failure of the new systems to operate as expected; a failure to properly integrate new systems with other systems we use; delays in adopting and scaling of new systems; potential loss of data or information; a failure of, or potential issues with, systems related to our payment and procurement processes; compliance issues; and cost overruns and delays. Our inability to timely and successfully implement our IT strategy may prevent us from materializing the expected business benefits and could lead to business disruptions, cost inefficiencies and potential exposure to legal, regulatory and reputational risks as our internal controls could be negatively affected. Any disruptions or malfunctions of new systems could cause critical information to be delayed, lost, defective, corrupted, or rendered inadequate or inaccessible, which could negatively impact our operations, the effectiveness of our internal controls and financial condition.
Talent management
Risk description
Inability to identify, attract, develop and retain qualified talent for critical roles
Context and potential impact
We rely on identifying, attracting, developing and retaining a diverse, highly skilled workforce across our business and functions to achieve our objectives. If we are unable to sustain our supply of key personnel—including senior members of our scientific and management teams, high‑quality researchers and development specialists and skilled employees with key capabilities in key markets—our ability to achieve our major business objectives may be adversely affected. In addition, our brand and reputation could be negatively impacted, and the diversity of our workforce may decline.
The market for skilled talent has become increasingly competitive, and we anticipate this trend will persist in the long term. We face a challenge to attract and retain top talent in several areas, including biology, immunology, chemistry, clinical development, drug manufacturing, data, digital and IT, oncology, and advanced therapy platforms (i.e., gene and cell therapy, radioligand therapy and “xRNA”). In addition, many pharmaceutical and biotechnology companies, universities and research centers, and government entities with significant capital are not only competing with us to attract the same skilled talent but are also aggressively pursuing our experienced talent. Furthermore, if we are unable to retain and engage key talent of companies that we acquire and integrate, we may not be able to realize the full value of these acquisitions.
In recent years, we have adopted new ways of working that include location flexibility and increasingly recruiting from a global pool of talent. However, the success of our business continues to depend on having employees who possess local knowledge of, and experience in, our key markets. The external talent supply is especially limited in many of the geographies that are expected to be sources of growth for us. In the United States, China and several other markets, the geographic mobility of talent is decreasing, as they find ample career opportunities available closer to home.
The risks associated with the challenging talent market will be exacerbated if we are unable to retain and effectively develop employees, and to maintain an internal pipeline with critical skills, experiences, and leadership to deliver our business priorities. As a result, development, engagement, motivation, succession planning and performance rewards for our critical talent are essential to achieve our business priorities.
External partner risk management and human rights
Risk description
Failure to maintain adequate governance and oversight over external partner relationships, and failure of external partners to meet their contractual, regulatory or other obligations
Context and potential impact
We rely on external partners for the performance of certain key business functions and services, including, among others, research and development, manufacturing operations and warehousing and distribution, certain finance functions, sales and marketing activities and data management. Some external partners, particularly those in developing countries, do not have internal compliance systems or resources comparable to ours. As a result, our investment and efforts in relation to external partner management include focusing on risk management and the oversight of such external partners.
Our reliance on external partners poses certain risks, including the misappropriation of our intellectual property, the failure of the external partner to comply with regulatory and quality assurance requirements, the failure of the external partner to comply with environmental, anti-bribery and human rights standards and regulations, unexpected supply disruptions, breach of our agreement by the external partner, and the unexpected termination or nonrenewal of our agreement by the external partner.
In addition, governments require us, and the public expects us, to take responsibility for and report on compliance with various human rights, responsible sourcing and environmental practices, as well as other actions of our external partner contractors around the world.
Ultimately, if external partners fail to meet their obligations to us, we may lose our investment in the relationship with the external partners or fail to receive the expected benefits of our agreements with such external partners. While we aim to identify and assess any risk of harm to society caused by our external partners’ operations, should any of these external partners fail to comply with the law or our standards, or should they otherwise act inappropriately while performing services for us, we could be held responsible for their acts, our reputation may suffer, and penalties could be imposed on us.
Legal, regulatory, ethics and compliance
Risk description
Challenges posed by evolving legal and regulatory requirements, innovative and disruptive technologies, and societal expectations regarding ethical behavior

Context and potential impact
We are subject to an extensive and complex framework of laws and regulations across the jurisdictions in which we operate.
The laws and regulations relevant to the healthcare industry and applicable to us are broad in scope, are subject to change, and have evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our business practices. For example, we have been, are currently, and may in the future be, subject to various significant legal proceedings, such as private party litigation, government investigations and law enforcement actions worldwide. These types of matters may take various forms based on evolving government enforcement and private party litigation priorities, and could include, for example, matters pertaining to: pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust and competition; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cyber and data security; use of technologies, including AI; data privacy; regulatory interactions; disclosure compliance; and intellectual property. Such matters can involve civil or criminal proceedings and can retroactively challenge practices previously considered to be legal.
There is also a risk that governance of our medical and patient support activities, and of our interactions with governments, public officials/institutions, healthcare professionals, healthcare organizations and patient organizations may be inadequate or fail, or that we may undertake activities based on improper or inadequate scientific justification.
Legal proceedings and investigations are inherently unpredictable, and significant judgments sometimes occur. Consequently, we may in the future incur judgments that could involve large payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages. In addition, such legal proceedings and investigations, even if meritless, may affect our reputation, may create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to civil litigation or criminal exposure. As a result, having considered all relevant factors, we have in the past and may again in the future enter into major settlements of such claims without bringing them to final legal adjudication by courts or other such bodies, despite having potentially significant defenses against them, to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for extended periods. From time to time, we may also initiate challenges to laws or regulations that we believe are illegal or unconstitutional. For example, in September 2023, we filed a lawsuit against the US Department of Health and Human Services and the Centers for Medicare and Medicaid Services because we believe the drug price-setting provisions in the Inflation Reduction Act (IRA) are unconstitutional and will have long-lasting negative consequences for patients by limiting access to medicines now and in the future. The result of this and similar litigation we may pursue in the future is inherently uncertain and may negatively impact our business and reputation.
For information on significant legal matters pending against us, see “Item 18. Financial Statements—Note 21. Provisions and other non‑current liabilities” and “Item 18. Financial Statements—Note 29. Commitments and contingent liabilities.”
New requirements may also be imposed on us due to changing government and societal expectations regarding the healthcare industry, and acceptable corporate behavior generally. For example, we are faced with laws and regulations requiring changes in how we do business, including with respect to disclosures concerning our interactions with healthcare professionals, healthcare organizations and patient organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, as well as information relating to the costs and prices for our products, which represent evolving standards of acceptable corporate behavior. These requirements may cause us to incur significant costs, including substantial time and additional resources, that are necessary to bring our interactions with healthcare professionals and organizations into compliance with these evolving standards.
To support our efforts to comply with the many requirements that impact us, we have a significant global ethics, risk and compliance program in place, and we devote substantial time and resources to efforts to ensure that we conduct business in a lawful manner, and in line with society’s expectations. Despite our efforts, an actual or alleged failure to comply with the law or with heightened public expectations could lead to substantial liabilities that may not be covered by insurance, or to other significant losses.
Manufacturing and product quality
Risk description
Inability to ensure proper controls in product development and product manufacturing, and failure to comply with applicable regulations and standards
Context and potential impact
The development and manufacture of our products is complex and heavily regulated by governmental health authorities around the world. Regardless of whether our products and the related raw materials are developed and manufactured at our own manufacturing sites or by third parties, we must ensure that all development and manufacturing processes comply with regulatory requirements, as well as our own quality standards in order to deliver novel therapies while ensuring patient safety. Failure to comply with regulatory requirements may result in warning letters, suspension of manufacturing, seizure of products, injunctions, product recalls, failure to secure product approvals, debarment or harm to patients or our reputation.
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
In addition, the technically complex manufacturing processes required to manufacture many of our products increase the risk of both production failures and product recalls, and can increase the cost of producing our goods. Some of our products require a supply of highly specialized raw materials, such as cell lines, tissue samples, bacteria, viral strains and radioisotopes. In addition, we manufacture and sell a number of sterile products, biologic products and products that involve advanced therapy platforms, such as gene and cell therapy, radioligand therapy, and “xRNA,” all of which are particularly complex and involve highly specialized manufacturing technologies. For more information, see “Item 4. Information on the Company—Item 4.B. Business overview—Production.” As a result, even slight deviations at any point in their production processes or in the materials used have led to, and may in the future lead to, production failures or recalls.
Supply chain
Risk description
Inability to maintain continuity of product supply
Context and potential impact
Many of our products are produced using technically complex manufacturing processes and require a supply of highly specialized raw materials. For some of our products and raw materials, we may rely on a single source of supply. In addition, we manufacture and sell a number of sterile products, biologic products, and products that involve advanced therapy platforms, such as gene and cell therapy, radioligand therapy, and “xRNA,” all of which are particularly complex and involve highly specialized manufacturing technologies. Due to this complexity, there is a risk of production and supply of critical raw materials failures, which may result in supply interruptions or product recalls due to manufactured products not meeting required specifications.
In addition, due to the inherent complexities of our manufacturing processes and the supply chains for advanced therapy platforms, we are required to plan our production activities and purchase of materials well in advance. If we suffer from third-party raw material shortages, underestimate market demand for a product, or fail to accurately predict when a new product will be approved for sale, then we may not be able to produce sufficient product to meet demand. These issues could be made worse during a pandemic, or geopolitical events, such as wars in certain parts of the world, and could lead to (i) a sudden increase in demand for selected medicinal products, resulting in the short-term unavailability of critical materials; (ii) logistical and supply challenges that may lead to our inability to ship products from one location to another due to restrictions imposed as a result of a pandemic or geopolitical events and any related sanctions, which can also impact transportation and warehousing costs; or (iii) our inability to properly operate a manufacturing site due to restrictions imposed as the result of a pandemic or any issues arising from geopolitical events.
Our or our suppliers’ inability to manage such issues could lead to shutdowns, product shortages, or to us being entirely unable to supply products to patients for an extended period of time. Furthermore, as our products are intended to promote the health of patients, such shortages or shutdowns could endanger our reputation and have led to, and could continue to lead to, significant losses of sales revenue, potential litigation or allegations that the public health, or the health of individuals, has been harmed.
Data privacy
Risk description
Noncompliance with personal data protection laws and regulations
Context and potential impact
We operate in an environment that relies on the collection, processing, analysis and interpretation of large sets of patients and other individuals’ personal information, including via social media and mobile technologies. In addition, the operation of our business requires data to flow across the borders of numerous countries in which there are different, potentially conflicting, and frequently changing, data privacy laws in effect. Examples of such laws include: the EU General Data Protection Regulation (GDPR); the California Consumer Privacy Act; Brazil’s General Personal Data Protection Law; and the Personal Information Protection Law in China. Such laws impose stringent requirements on how we and third parties with whom we contract collect, share, export or otherwise process personal information, and provide for significant penalties for noncompliance. Breaches of our systems or those of our third-party contractors, or other failures to protect the data we collect from misuse or breach by third parties, could expose such personal information to unauthorized persons.
Events involving the substantial loss of personal information, use of personal information without a legal basis, or other privacy violations could give rise to significant liability, reputational harm, damaged relationships with business partners, and potentially substantial monetary penalties and other sanctions under laws enacted or being enacted around the world. Such events could also lead to restrictions on our ability to use personal information and/or transfer personal information across country borders, which could interfere with critical business operations. In addition, there is a trend of increasing divergence of data privacy legal frameworks, not only across these frameworks but also within individual legal frameworks themselves. This divergence may constrain the implementation of global business processes and may lead to different approaches on the use of health data for scientific research, which may have a negative impact on our business and operations.

Falsified medicines
Risk description
Impact of falsified medicines on patient safety, and reputational and financial harm to Novartis and our products
Context and potential impact
We continue to be challenged by the vulnerability of distribution channels to falsified medicines, which include counterfeit, stolen, tampered and illegally diverted medicines, as defined by the World Health Organization.
Falsified medicines pose patient safety risks and can be seriously harmful or life-threatening. Reports of adverse events related to falsified medicines and increased levels of falsified medicines in the healthcare system affect patient confidence in genuine medicines and in healthcare systems in general. These events could also cause us substantial reputational and financial harm, and potentially lead to litigation if the adverse event from the falsified medicine is mistakenly attributed to the genuine one. Stolen or illegally diverted medicines that are not properly stored and later sold through unauthorized channels could adversely impact patient safety, our reputation and our business. Furthermore, there is a direct financial loss when falsified medicines replace sales of genuine medicines, or genuine medicines are recalled following the discovery of falsified products.
Emerging risks
Geopolitical developments
Risk description
Impact of geo- and socio-political threats
Context and potential impact
Geopolitical tensions in various parts of the world worsened in 2023 and could continue to worsen in 2024 and beyond. Direct conflicts, including the ongoing wars in Ukraine and the Middle East, an increasingly challenging economic landscape and social unrest, each have both a direct and indirect impact on the pharmaceutical industry and lead to a degree of uncertainty about the future.
As a result of ongoing geopolitical tensions, certain countries have adopted, and may in the future adopt additional, protectionist measures including the imposition of tariffs. Tariffs that are intended to shield domestic markets from foreign competition and the possibility of additional trade restrictions, such as export controls, could have a material impact on our business. If tariffs or export controls on pharmaceutical products or active pharmaceutical ingredients (APIs) were increased in certain parts of the world, our supply chain and flow of our products could be immediately disrupted. There is also an additional risk that aggressive monetary and fiscal policies by governments and central banks to curb inflation may prompt market-specific recessions and raise the cost-of-living, further putting pressure on pricing and cost containment for the pharmaceutical industry.
Collectively, unstable geo- and socio-political conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions. This could potentially impact our ability to develop and supply our products to patients in an undisrupted fashion, and further erode reimbursement mechanisms for our medicines.
Macroeconomic developments
Risk description
Impact of macroeconomic developments
Context and potential impact
Our business may be impacted by deteriorating macroeconomic and financial conditions directly affecting us, our suppliers, payers and consumers. Given that patients, in many countries, directly pay a sizable and increasing portion of their own healthcare costs, there is a risk that consumers may cut back on prescription drugs due to financial constraints.
Negative macroeconomic developments may also adversely affect the ability of payers, as well as our distributors, customers, suppliers, and service providers, to pay for our products, or to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Weakening growth and rising interest rates may also increase the credit risk of our counterparties. Although we make efforts to monitor the financial condition and liquidity of these third parties, our ability to do so is limited, and some of them may become unable to pay their bills in a timely manner or may even become insolvent. These risks may be elevated with respect to our interactions with fiscally challenged government payers, or with third parties with substantial exposure to such payers.
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
Asset price corrections in financial markets may also result in lower returns on our financial investments. In addition, pricing pressures in developed markets resulting from efforts to reduce the cost of healthcare (e.g., the Inflation Reduction Act in the US, which targets drug prices) may have a negative impact on our revenue and our net sales. In addition, inflation may have an impact on our operating costs in the form of higher prices for supplies, energy, raw materials, wages, and capital, which could reduce our net income.
Uncertainties around future central bank and other economic policies in the US and EU, including rising interest rates, as well as high debt levels in some countries could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries, such as appreciation of the US dollar, have also impacted, and may continue to have an unpredictable impact on our business, or results of operations, including the conversion of our operating results into our reporting currency, the US dollar, as well as the value of our investments in our pension plans.
For more information about the effect of price controls on our business, see “Item 4. Information on the Company—Item 4.B—Business overview—Price controls.” See also “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations,” “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Condensed consolidated balance sheets,” “Item 18. Financial Statements—Note 16. Trade receivables” and “Item 18. Financial Statements—Note 30. Financial instruments – additional disclosures.”
Climate change
Risk description
Failure to manage physical and transition risks from climate change
Context and potential impact
We are exposed to a broad range of climate risks such as transition risks (e.g., regulatory frameworks, carbon pricing, and the cost of and access to capital) and physical risks (e.g., heat, water scarcity, rising sea levels, and flooding from severe weather events), which could vary in magnitude and impact across different countries.
Climate change has triggered, and may continue to trigger, the adoption of new regulatory requirements across the globe, as well as rapidly evolving societal expectations. To comply with such legislation and meet such expectations, we may be required to increase our investment in technology to reduce our energy use, water use and greenhouse gas emissions. In addition, legislative and regulatory action, both current and in the future, includes or could include, carbon pricing, climate risk-related disclosures, and changes in zoning or building codes to increase climate resilience. As a result, the combined impact of these transition risks could increase our direct operating costs or be passed on to us through the impact on our supply chain. As a result of these transition risks, we are committed to becoming carbon neutral in our own operations by 2025, and carbon neutral across our value chain by 2030. In addition, we are committed to achieving net zero across our value chain by 2040. Any failure to achieve these commitments in the expected time frame, or at all, could result in negative impacts on our reputation, our operations, and the price of our shares.
Climate change has created, and will continue to create, physical risks to our business. Some of our production facilities that depend on the availability of significant water supplies are located in areas where fresh water is increasingly scarce. Other facilities are located in areas that, due to increasingly violent weather events, rising sea levels, or both, are increasingly at risk of substantial damage. In regions where such a risk is present, this has an impact not only on our own operations but also our distributed supply chain. Such events may result in the loss of life, increased costs, business interruptions, destruction of facilities, and disruption to healthcare systems that patients use to access our medicines.
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
In 2019, the Organization for Economic Co-operation and Development (OECD) launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021, and the detailed principles are still under discussion by the OECD and political leaders. The OECD expects that the implementation of these new principles will begin globally in 2024. However, some countries already announced postponement to 2025 while others have not taken any implementation steps so far. Once changes to the tax laws in any jurisdiction in which we operate are enacted or substantially enacted, we will be subject to the OECD top-up tax, the aim of which is to bring the total amount of taxes paid on our profit in a given jurisdiction up to a minimum rate of 15%. In June 2023, the Swiss public voted to approve an amendment to the Swiss Constitution that provides the legal basis for the implementation of an OECD compliant minimum tax in Switzerland. In December 2023, the Swiss federal council partially implemented the OECD 15% minimum tax for the financial year 2024 in the form of a qualified domestic top-up tax (QDMTT), which will be assessed on certain qualifying profits earned by companies domiciled in Switzerland. This QDMTT will not be applied to qualifying profits earned by a company’s affiliates domiciled in tax jurisdictions outside of Switzerland. The timing and specific provisions of any further tax regulations remain subject to assessments in political and technical forums at both a federal and cantonal level.

Due to the ongoing discussion in many countries on the implementation and additional guidance from the OECD, the full impact of the OECD minimum tax project on our financial position, income statement and cash flows cannot currently be estimated. On September 12, 2023, the EU Commission published two draft directives relating to international tax. The draft Business in Europe: Framework for Income Taxation (BEFIT) directive provides common rules for determining the corporate tax base for EU-based entities that are part of a group with global consolidated revenues above EUR 750 million. The BEFIT proposal includes provisions for a formula-driven allocation of profits between relevant EU member states which would then be subject to the corporate income tax rate of the respective member state. The draft transfer pricing directive aims to harmonize transfer pricing rules within the EU consistent with the OECD Transfer Pricing Guidelines. It also clarifies processes for relieving double taxation within the EU. Both draft directives require unanimous agreement among EU member states before they can be further implemented. In the US, the IRA was signed into law on August 16, 2022. The IRA creates a 15% corporate alternative minimum tax on the profits of corporations whose average annual adjusted financial statement income exceeds USD 1.0 billion. The IRA also includes a one percent excise tax on certain corporate stock repurchases. Additionally, the IRA also contains provisions that affect tax-exempt entities, including tax credit opportunities to encourage investment in clean energy and expanded incentives for energy-efficient construction by tax-exempt entities.
While we have taken steps to comply with the evolving tax initiatives of the OECD, the US and the EU, and we will continue to do so, significant uncertainties remain as to the outcome of our efforts.
For more information, see “Item 18. Financial Statements—Note 7. Income taxes” and “Item 18. Financial Statements—Note 13. Deferred tax assets and liabilities.”
General risks
Indebtedness
Risk description
Our indebtedness could adversely affect our operations
Context and potential impact
As of December 31, 2023, we had USD 18.4 billion of non‑current financial debt, and USD 6.2 billion of current financial debt. Our current and long‑term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. As a result, our existing debt may limit our ability to use our cash flow to fund capital expenditures, to engage in transactions, or to meet other capital needs, or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. Our debt could also limit our flexibility to plan for and react to changes in our business or industry, and increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Goodwill and intangible assets
Risk description
Goodwill and intangible assets resulting in significant impairment charges
Context and potential impact
We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, including, in particular, substantial goodwill and other intangible assets obtained through acquisitions, including most recently through our acquisitions of The Medicines Company, Endocyte, Novartis Gene Therapies, ADACAP, and Chinook Therapeutics. As a result, we may incur significant impairment charges in the future if the fair value of the intangible assets and the groupings of cash-generating units containing goodwill would be less than their carrying value on our consolidated balance sheet at any point in time.
We regularly review our intangible and tangible assets for impairment, including identifiable intangible assets and goodwill. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2023, for example, we recorded intangible asset impairment charges of USD 3.0 billion.
For a detailed discussion about how we determine whether an impairment has occurred, what factors could result in an impairment, and the impact of impairment charges on our results of operations, see Item 18. Financial Statements—Note 1. Accounting policies” and “Item 18. Financial Statements—Note 12. Goodwill and intangible assets.”
Foreign currency exchange rates
Risk description
Negative effect on financial results due to foreign currency exchange rate fluctuations
Context and potential impact
Changes in exchange rates between the US dollar, which is our reporting currency, and other currencies can result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows.
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
For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations” and “Item 18. Financial Statements—Note 30. Financial instruments – additional disclosures.”
Key customers
Risk description
Concentration among our key customers
Context and potential impact
A significant portion of our global sales is made to a relatively small number of drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally accounted for approximately 15%, 13% and 8%, respectively, of net sales from continuing operations in 2023. The largest trade receivables outstanding were for these three customers, amounting to 17%, 13% and 8%, respectively, of the trade receivables at December 31, 2023. Historically, there has been a trend of consolidation among our customer base, which may continue in the future. As a result, we are exposed to a concentration of credit risk among our key customers. If one or more of our major customers experienced financial difficulties, the effect on us would be considerable, and could include a substantial loss of sales and an inability to collect amounts owed to us.
Environmental matters
Risk description
Impact of environmental liabilities
Context and potential impact
The environmental laws of various jurisdictions impose actual and potential obligations on us to investigate and remediate contaminated sites, including in connection with activities in the past by businesses that are no longer part of Novartis. In some cases, these remediation efforts may take many years. While we have set aside provisions for known worldwide environmental liabilities that are probable and estimable, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in our consolidated financial statements. If environmental contamination resulting from our facility operations, business activities or products adversely impacts third parties or if we fail to properly manage the safety of our facilities, including the safety of our employees and contractors, and the environmental risks, we may face substantial one-time and recurring costs and other penalties, and be required to increase our provisions for environmental liabilities. Furthermore, our headquarters and a number of our major production and research facilities are located near earthquake fault lines in Basel, Switzerland. Other major facilities are located near major earthquake fault lines in various locations around the world. A major earthquake could result in loss of life, business interruptions and the destruction of our facilities. See also “Item 4. Information on the Company—Item 4.D Property, plants and equipment” and “Item 18. Financial Statements—Note 21. Provisions and other non‑current liabilities.”
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
For more information on obligations under retirement and other post-employment benefit plans and underlying actuarial assumptions, see “Item 18. Financial Statements—Note 26. Post-employment benefits for employees.”

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
Novartis AG
Lichtstrasse 35
CH‑4056 Basel, Switzerland
Telephone: +41‑61‑324‑1111
Website: www.novartis.com
Novartis AG, our Swiss holding company, owns, directly or indirectly, all of our significant operating companies. For a list of our significant operating subsidiaries, see “Item 18. Financial Statements—Note 33. Novartis principal subsidiaries and associated companies.”
For a description of important corporate developments since January 1, 2021, see “Item 18. Financial Statements—Note 2. Significant transactions.” For information regarding the Company’s material commitments for capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Material contractual obligations and commitments.”
The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

4.B Business overview

Overview
Novartis is an innovative medicines company. Our purpose is to reimagine medicine to improve and extend people’s lives. Our strategy is to focus on high-value, innovative medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. To support our strategy, we have clear focus areas where we commit most of our time, energy and resources. These core therapeutic areas are cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. For more information about our strategy, see “Item 5. Operating and Financial Review and Prospects—Overview—Our strategy.”
In 2023, Novartis achieved net sales from continuing operations of USD 45.4 billion, and net income from continuing operations amounted to USD 8.6 billion. Headquartered in Basel, Switzerland, we employed 76 057 full‑time equivalent employees as of December 31, 2023. Our products are sold in approximately 130 countries around the world.
Beginning in September 2023, we reorganized our operations into the following five organizational units:
• Biomedical Research is our innovation engine, focused on creating new ways of fighting disease and turning scientific breakthroughs into new medicines with the potential to change lives.
• Development oversees the development of potential new medicines through clinical trials to confirm their safety and efficacy, and steers the way to regulatory approval for use by patients.
• Operations manufactures and delivers our medicines to customers, while also overseeing the global functions of IT, procurement and real estate services.
• The two commercial units, US and International, focus on their respective geographic areas. They work with customers to provide innovative medicines and services that improve treatment options and raise the quality of care for patients.
These organizational units are supported by our global functions in areas such as corporate affairs, ethics, risk and compliance, finance, legal, internal audit, people and organization and strategy and growth. For more information about our Development unit, see “—Research and development—Development program” below. For more information about our Operations unit see “—Item 4.D Property, plants and equipment” and “Item 18. Financial Statements—Note 3. Operating segment and Note 4. Revenues and geographical information.”
In 2023, Novartis completed its transformation into a pure-play innovative medicines business, with the successful spin-off of Sandoz. Effective October 4, 2023, Sandoz was listed on the SIX Swiss Exchange, with a Level 1 ADR program in the United States. To comply with International Financial Reporting Standards (IFRS®) Accounting Standards as a result of the spin-off, Novartis has separated the Company’s reported financial data for the current and prior years into “continuing” and “discontinued” operations. Continuing operations comprises the retained business activities that includes our innovative medicines business and continued corporate activities. Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023, and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on distribution of Sandoz Group AG to Novartis AG shareholders. Sandoz operated in the off-patent medicines segment and specialized in the development, manufacturing and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars. Except where noted, this Annual Report focuses on continuing operations.
Key marketed products
The following summaries describe certain Novartis key marketed products in certain indications. These products are listed according to year-end net sales within each therapeutic area or reporting category. Some of them have lost patent protection or are otherwise subject to generic competition, while others are subject to patent challenges by potential generic competitors. Please see “—Intellectual property” for general information on intellectual property and regulatory data protection, and for more information on the status of patents and exclusivity for certain key marketed products.
While we typically seek to sell our marketed products throughout the world, not all products and indications are available in every country. The indications described in these summaries may therefore vary by country. In addition, a product may be available under different brand names depending on country and indication.
Cardiovascular, renal and metabolic
• Entresto (sacubitril/valsartan) is an oral, first‑in‑class angiotensin receptor neprilysin inhibitor. Entresto enhances the protective effects of a hormone system called the natriuretic peptide system, and simultaneously suppresses the harmful effects of a hormone system called the renin‑angiotensin‑aldosterone system. It is approved:
• In the US, the EU and other countries to treat adults who have symptomatic heart failure with reduced ejection fraction (HFrEF). HFrEF is a disease in which the heart cannot pump blood efficiently
• In the US and other countries to treat most chronic heart failure patients with preserved ejection fraction (HFpEF). HFpEF is a disease in which the heart’s main pumping chamber (left ventricle) becomes stiff and unable to fill properly with blood
• In the US and other countries to treat children aged 1 year and older who have symptomatic heart failure with systemic left ventricular systolic dysfunction
• In China and Japan to treat patients with essential hypertension (abnormally high blood pressure that is not the result of a medical condition)
• Leqvio (inclisiran) is the first and only approved small-interfering RNA therapy to reduce LDL cholesterol, a risk factor for atherosclerotic cardiovascular disease (ASCVD), which is caused by plaque buildup in the arteries. Leqvio is administered by a healthcare professional twice a year as an injection, following an initial dose and another dose after three months. It is approved:
• In the EU and other countries to treat adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia as an adjunct to diet. Leqvio is used in combination with the maximum tolerated dose of a statin or a statin with other lipid-lowering therapies in patients unable to reach LDL cholesterol goals, or alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant or for whom a statin is contraindicated. Primary hypercholesterolemia and mixed dyslipidemia are disorders characterized by high levels of fats in the blood
• In the US to treat adults with primary hyperlipidemia, including heterozygous familial hypercholesterolemia (HeFH), as an adjunct to diet and statin therapy to reduce LDL cholesterol. This includes patients who have ASCVD or HeFH, or are at an increased risk of ASCVD, meaning they have not had a cardiovascular event but have other factors that increase their risk. Primary hyperlipidemia, also known as high cholesterol, is characterized by high levels of fats in the blood
Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals, Inc.
Immunology
• Cosentyx (secukinumab) is an injectable, fully-human monoclonal antibody that selectively inhibits interleukin-17A (IL‑17A), a cytokine involved in several immunological diseases. It is approved in the US, the EU and other countries to treat:
• Adults and children aged 6 years and older with moderate‑to‑severe plaque psoriasis (this indication is also approved in China). Psoriasis is a debilitating systemic inflammatory disease that is characterized by the appearance of raised, red patches on the skin
• Adults with active ankylosing spondylitis (AS). AS is a progressive inflammatory disease that is characterized by chronic back pain, is generally visible on X-rays, and can cause structural damage to the bones and joints
• Adults with active non-radiographic axial spondyloarthritis (nr-axSpA). nr-axSpA is a long-term inflammatory disease that is characterized by chronic back pain and is not visible on X-rays
• Adults and children (aged 2 years and older in the US and 6 years and older in the EU) with active psoriatic arthritis (PsA). PsA is a type of progressive inflammatory arthritis that results in swollen and painful joints and tendons, which can cause structural damage to the bones and joints
• Children (aged 4 years and older in the US and 6 years and older in the EU) with enthesitis-related arthritis (ERA) and children (aged 2 years and older in the US and 6 years and older in the EU) with juvenile psoriatic arthritis (JPsA). ERA and JPsA are subtypes of juvenile idiopathic arthritis. If left untreated, they can lead to high levels of pain and disability
•  Adults with moderate to severe hidradenitis suppurativa (HS). HS is a chronic skin disease that causes recurring boil-like lumps that may burst into open wounds and cause irreversible scarring, often in the most intimate parts of the body.
An intravenous formulation of Cosentyx is approved in the US for the treatment of adults with PsA, AS and nr-axSpA.
• Xolair (omalizumab) is an injectable prescription medicine and the only approved antibody designed to target and block immunoglobulin E (IgE). It is approved in the US, the EU and other countries to treat:
• Adults and children aged 6 years and older with moderate‑to‑severe, or severe, persistent allergic asthma
• Adults and children aged 12 years and older with chronic spontaneous urticaria/chronic idiopathic urticaria (hives)
• Adults with nasal polyps or severe chronic rhinosinusitis with nasal polyps (CRSwNP). CRSwNP is a chronic inflammation of the nose and the sinuses with the presence of benign lesions (nasal polyps) on the lining of the nasal sinuses or nasal cavity
Approved indications vary by country. Xolair is provided as lyophilized powder for reconstitution, and as liquid formulation in a pre‑filled syringe. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but Novartis does not record any US sales. Novartis records all sales of Xolair outside the US. For more information, see “Item 18. Financial Statements—Note 28. Transactions with related parties—Roche Holding AG.”
• Ilaris (canakinumab) is an injectable, selective, high-affinity, fully-human monoclonal antibody that inhibits interleukin-1 beta (IL-1 beta), a key cytokine in the inflammatory pathway. It is approved in the US, the EU and other countries to treat patients with certain debilitating autoinflammatory disorders, including:
• Adults and children with periodic fever syndromes. Periodic fever syndromes are a set of rare disorders characterized by recurrent episodes of illness, with fever as the main symptom
• Patients with Still’s disease, including systemic juvenile idiopathic arthritis and adult-onset Still’s disease. Still’s disease is a disorder that causes fevers, rash and joint pain
• Adults with acute gouty arthritis. Gouty arthritis is a type of arthritis characterized by pain, redness, tenderness and swelling in one or more joints
Approved indications vary by country.
Neuroscience
• Kesimpta (ofatumumab) is an anti-CD20 monoclonal antibody that enables the targeted depletion of B-cells, specifically in lymph nodes. Kesimpta is the only B-cell treatment for relapsing multiple sclerosis that is self-administered once-monthly via the Sensoready autoinjector pen following three weekly starter doses. It is approved:
• In the US to treat adults with relapsing forms of multiple sclerosis, including clinically isolated syndrome, relapsing-remitting multiple sclerosis and active secondary progressive multiple sclerosis. Multiple sclerosis is a disease in which the immune system attacks the protective covering of nerves (known as myelin)
• In the EU to treat adults with relapsing forms of multiple sclerosis with active disease defined by clinical or imaging features (i.e., relapse, disability, or lesions detected by MRI scans)
Approved indications vary across other countries. Ofatumumab was originally developed by Genmab and licensed to GlaxoSmithKline (GSK). Novartis obtained the rights to ofatumumab from GSK across all indications.
• Zolgensma (onasemnogene abeparvovec) is a one-time intravenous gene therapy designed to address the genetic root cause of spinal muscular atrophy (SMA) by replacing the function of the missing or nonworking SMN1 gene. Zolgensma delivers a new working copy of the SMN gene into a patient’s cells. It is approved in the US, the EU and other countries to treat:
• Babies and young children who have SMA with biallelic mutations in the SMN1 gene. SMA is a rare, genetic neuromuscular disease resulting in the progressive and irreversible loss of motor neurons, which causes muscle weakness and atrophy
Approved indications vary by country.
Oncology
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
• Kisqali (ribociclib) is a selective oral cyclin‑dependent inhibitor of kinases 4 and 6 (CDK4/6) – two enzymes involved in the control of cell cycle progression. Kisqali is approved in the US, the EU and other countries to treat:
• Pre-, peri- and postmenopausal women, and men (US and other countries), with locally advanced or metastatic hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-)

  breast cancer, in combination with an aromatase inhibitor as initial endocrine‑based therapy. HR+/HER2- breast cancer is the most common subtype of breast cancer
• Pre-, peri- (EU) and postmenopausal women, and men (US), with locally advanced or metastatic HR+/HER2- breast cancer, in combination with fulvestrant, as first- or second-line therapy
Kisqali was developed by our Biomedical Research organizational unit (formerly the Novartis Institutes for BioMedical Research) under a research collaboration with Astex Pharmaceuticals.
• Tafinlar + Mekinist (dabrafenib + trametinib) is an oral combination therapy. Tafinlar and Mekinist are kinase inhibitors of the BRAF and MEK1/2 proteins, respectively, approved in combination to treat patients who have certain types of cancer with a change in the BRAF gene (called a BRAF V600 mutation), including:
• Adults in the US, the EU and other countries with unresectable or metastatic melanoma with a BRAF V600 mutation. Melanoma is a form of skin cancer; unresectable melanoma cannot be removed with surgery and metastatic melanoma has spread to other parts of the body. Tafinlar and Mekinist are also approved as single agents for this indication
• Adults in the US, the EU and other countries with stage III melanoma with a BRAF V600 mutation as an adjuvant treatment (following surgery)
• Adults in the US, the EU and other countries with advanced non-small cell lung cancer (NSCLC) with a BRAF V600 mutation. NSCLC is the most common type of lung cancer
• Adults and children aged 1 year and older in the US and 6 years and older in other countries with unresectable or metastatic solid tumors with a BRAF V600E mutation whose cancer has progressed following prior treatment and who have no satisfactory alternative treatment options
Approved indications vary by country. Novartis has worldwide exclusive rights to develop, manufacture and commercialize trametinib granted by Japan Tobacco Inc.
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
• Adults with myelofibrosis (MF), including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis. MF is a rare blood cancer characterized by abnormal blood cell production and scarring in the bone marrow, which can lead to an enlarged spleen
• Adults with polycythemia vera (PV) who are resistant or intolerant to a medication called hydroxyurea. PV is a rare blood cancer in which the bone marrow produces too many red blood cells, resulting in serious problems like clots
• Patients aged 12 years and older with acute or chronic graft-versus-host disease (GvHD) and who have had an inadequate response to corticosteroids or other systemic therapies. GvHD occurs in stem-cell transplant patients when donor cells see the recipient’s healthy cells as foreign and attack them
Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology, hematology and GvHD outside the US. Incyte Corporation markets ruxolitinib as Jakafi® in the US.
• Pluvicto (lutetium (177Lu) vipivotide tetraxetan) is an intravenous radioligand therapy combining a targeting compound (a ligand) with a therapeutic radionuclide (a radioactive particle, in this case lutetium-177). Pluvicto delivers radiation selectively to PSMA-positive cells and the surrounding cells. It is approved in the US, the EU and other countries to treat:
• Adults with prostate-specific membrane antigen-positive metastatic castration-resistant prostate cancer (PSMA-positive mCRPC), a type of advanced cancer that has spread to other parts of the body (metastatic). These patients have already been treated with other anticancer treatments (androgen receptor pathway inhibition and taxane-based chemotherapy)
• Lutathera (lutetium Lu 177 dotatate/lutetium (177Lu) oxodotreotide) is an intravenous targeted radioligand therapy approved in the US, the EU and other countries to treat:
• Adults with somatostatin receptor-positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs). GEP-NETs are rare tumors found in the digestive tract
Approved indications vary by country.
• Scemblix (asciminib) is an oral kinase inhibitor that works by binding to a part of the BCR-ABL protein called the ABL myristoyl pocket. It is approved:
• In the US, the EU and other countries to treat adults with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in the chronic phase who have previously been treated with two or more tyrosine kinase inhibitors (TKIs). Ph+ CML is a cancer that starts in the blood-forming cells of bone marrow
• In the US and other countries to treat adults with Ph+ CML in the chronic phase with the T315I mutation. The T315I mutation causes resistance to most available TKI therapies and, as a result, patients with this mutation would otherwise have limited treatment options

• Fabhalta (iptacopan) is an oral Factor B inhibitor of the alternative complement pathway, a part of the immune system involved in triggering inflammation and fighting infection. It is approved in the US to treat:
• Adults with paroxysmal nocturnal hemoglobinuria (PNH). PNH is a rare chronic blood disorder in which red blood cells are susceptible to premature destruction by the complement system
Established brands
• Lucentis (ranibizumab) is a humanized, high-affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF‑A), a protein that can cause the growth of blood vessels in the eye, potentially leading to vision loss. Lucentis is an anti-VEGF therapy that is injected into the eye. It is approved in the EU and other countries to treat patients with certain eye conditions, including:
• Adults with neovascular (wet) age‑related macular degeneration (AMD). Wet AMD develops when abnormal blood vessels grow under the macula and leak blood and other fluids in the back of the eye, which damages the macula
• Adults with proliferative diabetic retinopathy, moderately severe to severe non-proliferative diabetic retinopathy, and/or visual impairment due to diabetic macular edema. These conditions are complications of diabetes
• Adults with visual impairment due to macular edema secondary to retinal vein occlusion (branch RVO or central RVO). Retinal vein occlusion is a blockage of the branch or central retinal veins, which carry blood away from the retina
Approved indications vary by country. Lucentis is licensed from Genentech, and Novartis holds the rights to commercialize the product outside the US. Genentech holds the rights to commercialize Lucentis in the US. For more information, see “Item 18. Financial Statements—Note 28. Transactions with related parties—Roche Holding AG.”
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
Compounds in development
The following table provides an overview of key projects currently in the Confirmatory Development stage and may also describe certain projects in the Early Development stage. Projects typically enter Confirmatory Development and become the responsibility of our Development organizational unit during Phase II testing. (For more information about our drug development program, see “—Research and development—Development program.”) Projects are listed in alphabetical order by compound code, or by product name where applicable. Projects include those seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. The table below, entitled “Projects removed from the development table since 2022,” highlights changes to the table entitled “Selected development projects” from the previous year.
The year that each project entered the current phase of development refers to the year of the first patient’s first visit in the first clinical trial of that phase. For projects in Phase II, the year generally refers to the first patient’s first visit in the first trial in Confirmatory Development. In some cases, the first patient’s first visit in a Phase II trial can occur before the Confirmatory Development stage. Prior to 2020, we reported the current phase based on the year in which the decision to enter the phase was made. To maintain continuity, we have included certain previously disclosed projects, noted below, that have not yet achieved “first patient, first visit” in any Phase I-III study for the reported indication and route of administration. We have disclosed these projects using our previous reporting criteria.
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

Selected development projects
Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

AVXS-101 (OAV101)	onasemno- gene abepar- vovec	Survival motor neuron (SMN) gene therapy	Spinal muscular atrophy (IT formulation)	Neuroscience	Intrathecal injection	2021	2025/III

Beovu	brolucizumab	VEGF inhibitor	Diabetic retinopathy	Ophthalmology	Intravitreal injection	2020	2025/III

CFZ533	iscalimab	CD40 inhibitor	Sjögren's syndrome	Immunology	Subcutaneous injection	2019	≥2027/II

Coartem	artemether + lumefantrine	PGH-1 (artemisinin combination therapy)	Malaria, uncomplicated (<5 kg patients)	Global Health	Oral	2020	2024/III

Cosentyx	secukinumab	IL‑17A inhibitor	Giant cell arteritis	Immunology	Subcutaneous injection	2021	2025/III

			Polymyalgia rheumatica [1]	Immunology	Subcutaneous injection	2023	2026/III

			Rotator cuff tendinopathy [1]	Immunology	Subcutaneous injection	2023	≥2027/III

EXV811 [1]	atrasentan	ETA receptor antagonist	IgA nephropathy	Cardiovascular, Renal and Metabolic	Oral	2023	2024/III

Fabhalta	iptacopan	CFB inhibitor	IgA nephropathy	Cardiovascular, Renal and Metabolic	Oral	2021	2024/III

			C3 glomerulopathy	Cardiovascular, Renal and Metabolic	Oral	2021	2024/III

			IC-MPGN [1]	Cardiovascular, Renal and Metabolic	Oral	2023	≥2027/III

			Atypical hemolytic uremic syndrome	Oncology	Oral	2021	≥2027/III

FUB523 [1]	zigakibart	Anti-APRIL monoclonal antibody	IgA nephropathy	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	≥2027/III

JDQ443	opnurasib	KRAS inhibitor	Non-small cell lung cancer [2] (monotherapy and/or combination therapy)	Oncology	Oral	2022	≥2027/III

KAE609	cipargamin	PfATP4 inhibitor	Malaria, uncomplicated	Global Health	Oral	2017	≥2027/II

			Malaria, severe	Global Health	Oral	2022	≥2027/II

Kisqali	ribociclib	CDK4 inhibitor	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	Oncology	Oral	2023	US, EU registration

KLU156 [3]	ganaplacide + lumefantrine	Non-artemisinin plasmodium falciparum inhibitor	Malaria, uncomplicated	Global Health	Oral	2023	2026/II

Leqvio	inclisiran	siRNA (regulation of LDL-C)	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2018	≥2027/III

			Primary prevention cardiovascular [1] risk reduction	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	≥2027/III

LNA043	TBD	ANGPTL3 agonist	Osteoarthritis [4]	Immunology	Intra-articular	2021	≥2027/II

LOU064	remibrutinib	BTK inhibitor	Chronic spontaneous urticaria	Immunology	Oral	2021	2024/III

			Chronic inducible urticaria	Immunology	Oral	2023	≥2027/III

			Multiple sclerosis	Neuroscience	Oral	2021	≥2027/III

Lutathera	lutetium Lu 177 dotatate/ lutetium (177Lu) oxodotreotide	Radioligand therapy targeting SSTR	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	Oncology	Intravenous infusion	2020	2024/III

LXE408	TBD	Proteasome inhibitor	Visceral leishmaniasis	Global Health	Oral	2022	≥2027/II

Pluvicto	lutetium Lu 177 vipivotide tetraxetan/ lutetium (177Lu) vipivotide tetraxetan	Radioligand therapy targeting PSMA	Metastatic castration-resistant prostate cancer, pre-taxane	Oncology	Intravenous infusion	2021	2024/III

			Metastatic hormone-sensitive prostate cancer	Oncology	Intravenous infusion	2021	2025/III

[1] Project added to selected development projects table in 2023 – entered Confirmatory Development
[2] Previously disclosed as non-small cell lung cancer, 2/3L
[3] Project added to selected development projects table in 2023 (replacing KAF156) – entered Confirmatory Development, FPFV in Phase III expected in early 2024
[4] Previously disclosed as knee osteoarthritis

Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

QGE031	ligelizumab	IgE inhibitor	Food allergy	Immunology	Subcutaneous injection	2021	≥2027/III

Scemblix	asciminib	BCR‑ABL inhibitor	Chronic myeloid leukemia, 1st line	Oncology	Oral	2021	2024/III

TQJ230	pelacarsen	ASO targeting lipoprotein(a)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2019	2025/III

VAY736	ianalumab	BAFF-R inhibitor	Autoimmune hepatitis	Immunology	Subcutaneous injection	2018	≥2027/II

			Lupus nephritis	Immunology	Subcutaneous injection	2022	≥2027/III

			Sjögren’s syndrome	Immunology	Subcutaneous injection	2022	2026/III

			Systemic lupus erythematosus [1]	Immunology	Subcutaneous injection	2023	≥2027/III

			Warm autoimmune hemolytic anemia (wAIHA)	Oncology	Intravenous infusion	2022	2026/III

			Immune thrombocytopenia, 1st line [1]	Oncology	Intravenous infusion	2023	2026/III

			Immune thrombocytopenia, 2nd line [1]	Oncology	Intravenous infusion	2023	2026/III

Vijoice	alpelisib	PI3K-alpha inhibitor	Lymphatic malformations	Oncology	Oral	2023	≥2027/III

Xolair	omalizumab	IgE inhibitor	Food allergy	Immunology	Subcutaneous injection	2019	US registration

XXB750	TBD	NPR1 agonist	Hypertension	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2022	≥2027/II

YTB323 [1]	rapcabtagene autoleucel	CD19 CAR-T	Severe refractory lupus nephritis/ systemic lupus erythematosus	Immunology	Intravenous infusion	2023	≥2027/II

			High-risk large B-cell lymphoma, 1st line	Oncology	Intravenous infusion	2023	≥2027/II

[1] Project added to selected development projects table in 2023 – entered Confirmatory Development
Projects removed from the development table since 2022
Compound/product	Potential indication	Change	Reason

Cosentyx	Hidradenitis suppurativa	Commercialized

	Lupus nephritis	Removed	Development discontinued

	Psoriatic arthritis (IV formulation)	Commercialized

	Ankylosing spondylitis (IV formulation)	Commercialized

Fabhalta	Paroxysmal nocturnal hemoglobinuria	Commercialized

KAF156	Malaria, uncomplicated	Removed	Development discontinued [1]

LOU064	Sjögren's syndrome	Removed	Development discontinued

MBG453	Myelodysplastic syndrome	Removed	Development discontinued

	Unfit acute myeloid leukemia	Removed	Development discontinued

MIJ821	Major depressive disorder	Removed	Development discontinued

NIS793	Pancreatic cancer, 1st line	Removed	Development discontinued

Piqray	Ovarian cancer	Removed	Development discontinued

PPY988	Geographic atrophy	Removed	Development discontinued

SAF312	Chronic ocular surface pain	Removed	Development discontinued

SKO136	Coronavirus infection	Removed	Development discontinued

VDT482	Esophageal cancer, 2nd line	Removed	Development discontinued [2]

	Non‑small cell lung cancer	Removed	Development discontinued [2]

	Nasopharyngeal carcinoma, 1st line	Removed	Development discontinued [2]

	Gastric cancer, 1st line	Removed	Development discontinued [2]

	Esophageal cancer, 1st line	Removed	Development discontinued [2]

	Localized esophageal cancer	Removed	Development discontinued [2]

	Hepatocellular carcinoma, 1st line	Removed	Development discontinued [2]

	Small cell lung cancer, 1st line	Removed	Development discontinued [2]

	Urothelial cell carcinoma, 1st line	Removed	Development discontinued [2]

VPM087	Colorectal cancer, 1st line	Removed	Development discontinued

[1] Now in development as KLU156
[2] Mutual termination of the agreement with BeiGene, Ltd.

Principal markets
Novartis sells products in approximately 130 countries worldwide. Net sales are primarily concentrated in the US and Europe. The following table sets forth aggregate 2023 net sales by region:
	2023 net sales to third parties

	USD millions	%

United States	17 959	40

Europe	14 997	33

Asia, Africa, Australasia	9 308	20

Canada and Latin America	3 176	7

Total	45 440	100

Of which in established markets [1]	33 725	74

Of which in emerging growth markets [1]	11 715	26

[1] Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Many of our products are used for chronic conditions that require patients to continue dosing of the product over long periods of time, ranging from months to years. However, certain of our marketed products and development projects, such as cell and gene therapies, are administered only once. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.
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
We are continuing to integrate ADACAP manufacturing sites into our existing manufacturing and supply structure for radioligand therapies. We manufacture our products across the following technologies at facilities worldwide: large molecules, small molecules, cell and gene therapy, xRNA therapy and radioligand therapy (see also “—Item 4.D Property, plants and equipment”). In addition, we generate contract manufacturing sales from biotechnology services that we provide to third parties, which we include under “established brands” in our consolidated financial statements (see “Item 18. Financial Statements—Note 4. Revenues and geographic information”).
In our manufacturing network, we maintain state‑of‑the‑art processes, with quality as a priority, and require our suppliers to adhere to the same high standards we expect from our own people and processes. These processes include chemical and biological syntheses; radioisotope handling; sterile processing, including CAR-T cell processing; gene modification and delivery; and formulation and packaging. We are constantly working to improve our existing manufacturing processes, develop new and innovative technologies, and review and adapt our manufacturing network to meet our needs and those of our patients and customers.
We produce raw materials for manufacturing in‑house or purchase them from third-party suppliers. Where possible, we maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. Our suppliers of raw materials are required to comply with applicable regulations and Novartis quality standards.
Because the manufacturing of our products is complex and highly regulated by governmental health authorities, uninterrupted supply cannot be guaranteed. If we or our third-party suppliers fail to comply with applicable regulations, then there could be a product recall or other disruption to our production activities. We have experienced supply interruptions for our products in the past, and there can be no assurance that supply will not be interrupted again in the future. For more information on the risks related to the manufacturing of our products, see “Item 3. Key Information—Item 3.D Risk factors—Manufacturing and product quality—Inability to ensure proper controls in product development and product manufacturing, and failure to comply with applicable regulations and standards.” We have implemented a global manufacturing strategy to maximize business continuity in case of such events.
Marketing and sales
Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to wholesale and retail drug distributors, hospitals, clinics, government agencies and managed healthcare providers. We reach healthcare professionals and patients in many markets and across our core therapeutic areas through integrated channels including field force operations, patient support programs and Novartis-owned digital platforms.
We have 19 607 full-time equivalent field force employees, as of December 31, 2023, including supervisors and administrative personnel. These trained representatives present the therapeutic benefits and risks of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations and other healthcare professionals. In the US, Novartis advertises certain products via digital and traditional media channels, including the internet, television, newspapers and magazines. Novartis also pursues co‑promotion or co‑marketing opportunities as well as licensing and distribution agreements with other companies in various markets.
The marketplace for healthcare is constantly evolving. Customer groups beyond prescribers have increasing influence on treatment decisions and guidelines, while patients continue to become more informed stakeholders in their healthcare decisions and look for solutions to meet their changing needs. Novartis is responding by adapting our business practices to engage appropriately with patients, customer groups and other stakeholders, including by delivering innovative solutions to drive education, access and improved patient care.
The COVID-19 pandemic accelerated additional changes related to marketing and sales techniques in the healthcare industry. For example, many healthcare professionals increased their use of virtual platforms when interacting with pharmaceutical companies, and now prefer to receive information in a more convenient and personalized way. In response, Novartis is combining traditional face-to-face visits with digital and other methods of engaging healthcare professionals to improve the efficiency and effectiveness of every interaction. We are similarly changing our approach to engaging healthcare systems, payers and other healthcare providers.
The growing number of so‑called “specialty” drugs in our portfolio, such as Cosentyx and Kesimpta, has resulted in increased engagement with specialty pharmacies. Because many of these drugs require special handling and administration, we are rolling out an international patient support program across our priority markets that serves as a central resource for onboarding, education and support to help patients navigate their healthcare.
With our radioligand therapy Pluvicto, extra steps must be taken to educate customers, in part because it can only be administered by those who are trained to handle radiopharmaceuticals. We are working to improve the customer experience by connecting patients with healthcare professionals throughout the disease management process, including awareness and engagement, treatment site onboarding, referrals and imaging, preparation and infusion, and treatment follow-up. We have established a dedicated support team, a customer relationship management platform and an order management platform as part of this effort.
In the US, the US Centers for Medicare & Medicaid Services (CMS) is the largest single payer for healthcare services as a result of continuing changes in healthcare economics and an aging population. In addition, both commercial and government-sponsored managed care organizations continue to be among the largest groups of payers for healthcare services in the US. In other countries, national health services are often the only significant payer for healthcare services. In an effort to control prescription drug costs, almost all managed care organizations and national health services use formularies that list specific drugs that may be reimbursed and/or the level of reimbursement for each drug. Managed care organizations and national health services also use cost‑benefit analyses to determine whether or not newly approved drugs will be added to a formulary and/or the level of reimbursement for that drug, and to determine whether or not to continue to reimburse existing drugs. We have dedicated teams that actively seek to optimize patient access, including formulary positions, for our products.
The trend toward consolidation among distributors and retailers of our products continues in the US and internationally, both within and across countries. This has increased our customers’ purchasing leverage and resulted in increased pricing pressure on our products. Moreover, we are exposed to increased concentration of credit risk as a result of the consolidation among our customers.
Drug pricing is an increasingly prominent issue in many countries as healthcare spending continues to rise. This issue has received significant attention in the US, especially with the passage of the Inflation Reduction Act (please see “—Price controls” for more information). At Novartis, we are increasing our efforts to enable patient access through innovative pricing and access initiatives in the US, Europe and other markets. These include contract structures such as pay-over-time and outcome-based agreements.
In 2020, Novartis Gene Therapies established a novel early access program for Zolgensma. It supports early patient access through customizable options including retroactive rebates, deferred payments, installment options, outcome-based rebates, and collaborations with healthcare systems to optimize disease management. We now have more than 40 early access agreements and pay-for-performance agreements (i.e., outcome-based arrangements) in place in various markets around the world. Zolgensma is approved in 51 countries.
Additionally, in 2021 Novartis reached an agreement with the National Health Service (NHS) in England to implement a first-of-its-kind population health management approach designed to provide faster and broader access to Leqvio for certain high-risk patients with atherosclerotic cardiovascular disease. Novartis has engaged in similar collaborations with other countries.
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

Like other companies selling patented pharmaceuticals, Novartis faces challenges from companies selling competing patented products. Generic forms of our products may follow the expiration of intellectual property protection or regulatory exclusivities, and generic companies may also gain entry to the market through successfully challenging our intellectual property rights and exclusivities. We use appropriate, legally permissible measures to defend those rights and exclusivities (see also “—Intellectual property” below). We also may face competition from over-the-counter (OTC) products that do not require a prescription from a physician.
There is ongoing consolidation in the pharmaceutical industry. At the same time, new entrants are looking to use their expertise to establish or expand their presence in healthcare. Technology companies, for instance, are seeking to benefit from the increasing importance of data and data management in our industry, including the use of artificial intelligence.
Research and development
The discovery and development of a new drug usually requires approximately 10 to 15 years from the initial research to bringing a drug to market. This includes approximately six to eight years from Phase I clinical trials to market entry. At each of these steps, there is a substantial risk that a therapeutic candidate will not meet the requirements to progress further. In such an event, we may be required to abandon the development of a potential therapy in which we have made a substantial investment.
We manage our research and development expenditures across our entire portfolio in accordance with our strategic priorities. We make decisions about whether or not to proceed with development projects on a project‑by‑project basis. These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company. Once a management decision has been made to proceed with the development of a therapeutic candidate, the level of research and development investment required will be driven by many factors. These include the medical indications for which it is being developed, the number of indications being pursued, whether the therapeutic candidate is of a chemical or biological nature, the stage of development, and the level of evidence necessary to demonstrate clinical efficacy and safety.
Research program
Our research and early development program is conducted by our Biomedical Research organizational unit, which is the innovation engine of Novartis. This unit is responsible for the discovery of new medicines that bring value for patients and the Company. This requires hiring and retaining highly talented employees, focusing on fundamental disease mechanisms that are relevant across different disease areas, continuously improving technologies for drug discovery and potential therapies, working with patients to understand their diseases and the potential benefits of therapies, forming close alliances with clinical and commercial colleagues, and establishing strategic external alliances.
We have 5 511 full‑time-equivalent scientists, physicians and business professionals at Biomedical Research sites in Basel, Switzerland; Cambridge, Massachusetts; East Hanover, New Jersey; San Diego, California; and Emeryville, California. They contribute to research into disease areas such as cardiovascular, renal and metabolic diseases; neuroscience; oncology; immunology; and ophthalmology. Research at the Friedrich Miescher Institute focuses on basic genetic and genomic research, and our Global Health Disease Area (formerly the Novartis Institute for Tropical Diseases) focuses on discovering new medicines to fight tropical diseases, including malaria and cryptosporidiosis. In 2023, we made the decision to discontinue our respiratory research efforts to further focus our resources on priority areas.
All drug candidates go through clinical trials to enable an early assessment of the safety and efficacy of the drug while collecting basic information on how the drug moves through the body and is tolerated, and adhering to the guidance for early clinical testing set forth by health authorities. When assessments are favorable, our Development organizational unit conducts confirmatory trials on the drug candidates to generate data that can be submitted to regulatory authorities to secure approval for patient use.
Development program
Our Development unit oversees and executes drug development activities, working collaboratively with Biomedical Research, our commercial units and other parts of the Company on our overall pipeline strategy. It includes centralized global functions such as Regulatory Affairs and Global Clinical Operations, and global Development Units, and has 12 723 full‑time equivalent employees worldwide.
The traditional model of clinical development consists of three phases:
Phase I: The first clinical trials of a new compound – generally performed in a small number of healthy human volunteers/patients (e.g., in oncology) – to assess the drug’s safety profile, including the safe dosage range. These trials also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action.
Phase II: Studies performed with patients who have the target disease, with the aim of continuing the Phase I safety assessment in a larger group, assessing the efficacy of the drug in the patient population, and determining the appropriate doses for further evaluation.
Phase III: Large‑scale studies with up to several thousand patients, which aim to establish the safety and efficacy of the drug in specific indications for regulatory approval. Phase III trials may also be used to compare a new drug against a current standard of care to evaluate the overall benefit‑risk relationship of the new medicine.
In each of these phases, physicians monitor consenting volunteers or patients closely to assess the safety and efficacy of a potential new drug or indication.

Although we use this traditional model, we have tailored the development process to be simpler, more flexible and more efficient. This design ensures close collaboration across R&D, enabling Development teams to initiate later-stage planning in parallel with early evaluations and research teams to better support later-stage activities.
Our development process consists of two stages: Early Development to build confidence in the overall properties of the compound, followed by Confirmatory Development to confirm the concept in large numbers of patients. Early development consists of both Phase I studies in healthy volunteers as well as Phase Ib and Phase II studies in patients. This work includes a careful review of safety and tolerability, understanding of whether the drug is modulating the target of interest, and understanding of dose response and early evidence of disease efficacy. Biomedical Research conducts these trials and if this evaluation is positive, the drug moves to the Confirmatory Development stage and becomes the responsibility of Development.
Confirmatory Development has elements of traditional Phase II/III testing and includes trials aimed at confirming the safety and efficacy of the drug in the given indication, leading up to submission of a dossier to health authorities for approval. This stage can also include trials that compare the drug to the current standard of care for the disease in order to evaluate the drug’s overall benefit-risk profile. Further, with new treatment approaches such as gene therapy for rare diseases, elements of Early and Confirmatory Development may be combined and suffice for registration under certain conditions such as high unmet medical need and clinical data showing highly favorable benefit-risk profiles. In these cases, additional post-approval studies may be required by the regulatory authorities to continue to gather important data to further support approval.
The vast amount of data that must be collected and evaluated makes clinical testing the most time‑consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. For more information, see “—Regulation.”
The Innovation Management Board (IMB), chaired by our Chief Executive Officer, drives our R&D portfolio strategy. The IMB endorses new early- and late-stage development projects, strategic plans and portfolio-related priorities. It oversees our drug development budget; approves major project phase transitions; and makes key decisions, such as when to submit regulatory applications to health authorities or when to discontinue projects. IMB members include representatives from the Executive Committee of Novartis (ECN) and senior management with expertise in different fields.
To support our R&D strategy, we are investing in artificial intelligence (AI) and other technologies that have the potential to enhance and accelerate the delivery of innovative medicines to patients. We are working with partners on scalable projects in early-stage research and in clinical development to help improve our decision-making and generate actionable insights across our core therapeutic areas—from designing new compounds to predicting drug safety and conducting clinical trials.
Alliances and acquisitions
Novartis enters into business development agreements with other pharmaceutical and biotechnology companies and with academic and other institutions to develop new products and access new markets. We license products that complement our current product line and are appropriate to our business strategy. We focus on strategic alliances and acquisition activities for key disease areas and indications that we expect to be growth drivers in the future. We review products and compounds we are considering licensing, using the same criteria that we use for our own internally discovered drugs.
In July 2023, Novartis acquired DTx Pharma Inc., a US-based, preclinical-stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. Its lead program, DTx-1252, targets the root cause of CMT1A – the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional preclinical programs for other neuroscience indications.
In August 2023, Novartis acquired Chinook Therapeutics, Inc., a US-based, clinical-stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases.
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
The following provides a summary of the regulatory processes in the principal markets served by our affiliates:
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
Once an application is submitted, the FDA assigns reviewers from its staff, including experts in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics. After a complete review, these content experts provide written evaluations of the NDA or BLA. These recommendations are consolidated and are used by senior FDA staff in its final evaluation of the NDA or BLA. Based on that final evaluation, the FDA then either approves the NDA or BLA, or provides a “complete response” letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA that need to be addressed. The company making the application must then submit an adequate response to the deficiencies in order to restart the review procedure.
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
Under the centralized procedure, applications are made to the EMA for an authorization that is valid for the European Union (all member states). The centralized procedure is mandatory for all biotechnology products; new chemical entities in cancer, neurodegenerative disorders, diabetes, AIDS, autoimmune diseases and other immune dysfunctions; advanced therapy medicines, such as gene therapy, somatic cell therapy and tissue-engineered medicines; and orphan medicines (medicines for rare diseases). It is optional for other new chemical entities, innovative medicinal products, and medicines for which authorization would be in the interest of public health. When a pharmaceutical company has gathered data that it believes sufficiently demonstrates a drug’s safety, efficacy and quality, the company may submit an application to the EMA. The EMA then receives and validates the application, and the specialized committee for human medicines, the CHMP, appoints a rapporteur and co‑rapporteur to review it. They use experts from their countries to carry out the assessment but can also draw on expertise from other member states (“multinational teams”). The entire review cycle must be completed within 210 days, although there are “clock stops” to allow the company to respond to questions set forth in the rapporteur and co‑rapporteur’s assessment report and agreed with the CHMP. The first clock stop is at Day 120 and the clock restarts on Day 121, when the company’s complete response is received by the EMA. If there are further aspects of the dossier requiring clarification, the CHMP will issue further questions at Day 180, and may also request an oral explanation, in which case the sponsor must not only respond to the further questions but also appear before the committee to justify its responses. On Day 210, the CHMP will take a vote to recommend the approval or non‑approval of the application, and their opinion is transferred to the European Commission (EC). The final EC decision under this centralized procedure is a single decision that is applicable to all member states. This decision occurs 60 days, on average, after a positive CHMP recommendation.
Under both the mutual recognition procedure (MRP) and the decentralized procedure (DCP), the assessment is led by one member state, called the reference member state (RMS), which then liaises with other member states, known as the concerned member states. In the MRP, the company first obtains a marketing authorization in the RMS, which is then recognized by the concerned member states in 90 days. In the DCP, the application is done simultaneously in the RMS and all concerned member states. During the DCP, the RMS drafts an assessment report within 120 days. Within an additional 90 days, the concerned member states review the application and can issue objections or requests for additional information. On Day 90, each concerned member state must be assured that the product is safe and effective, and that it will cause no undue risks to the public health. Once an agreement has been reached, each member state grants national marketing authorizations for the product.
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
Price controls
In most of the markets where we operate, the prices of pharmaceutical products are subject to both direct and indirect price controls and to drug reimbursement programs with varying price control mechanisms. Due to increasing political pressure and governmental budget constraints, we expect these mechanisms to remain robust – and potentially even be strengthened – and to have a continued negative influence on the prices we are able to charge for our products.
Direct governmental efforts to control prices
United States: The Inflation Reduction Act of 2022 (IRA), signed into law in August 2022, mandates the negotiation of eligible Medicare Part B and Part D drugs; redesigned the Medicare Part D benefit, including a USD 2 000 out-of-pocket cap for Medicare beneficiaries; and imposed penalties for Medicare drugs that increase in price faster than the rate of inflation. Under the IRA, the US government will set Medicare prices for selected products it has defined as single-sourced small-molecule drugs that have been on the market for seven years following FDA approval as well as single-sourced biologics that have been on the market for 11 years after FDA approval.
Medicare drugs with the highest total cost to the US government are being selected for the program as they become eligible. Exemptions include orphan drugs with an indication for one rare disease or condition, drugs with a total cost to the US government of less than USD 200 million, and plasma-derived drugs.
The price set by the government will be publicly available and will become effective for selected drugs nine years after FDA approval for eligible small molecules and 13 years after FDA approval for eligible biologics. It will be implemented as follows:
• Ten eligible Medicare Part D drugs in 2026
• An additional 15 eligible Medicare Part D drugs in 2027
• An additional 15 eligible combined Medicare Part B and Part D drugs in 2028
• An additional 20 eligible combined Medicare Part B and Part D drugs in 2029
• An additional 20 eligible combined Medicare Part B and Part D drugs each year after 2029
On August 29, 2023, the US government released the list of the first 10 drugs to be subject to the program, and Entresto was one of the selected products. Novartis has initiated the process of participating in negotiations because manufacturers that refuse to participate are subject to an excise tax of up to 95% of sales. Novartis has filed a lawsuit against the US Department of Health and Human Services (HHS) and the US Centers for Medicare & Medicaid Services because we believe the IRA’s drug price-setting provisions are unconstitutional and will have long-lasting negative consequences for patients by limiting access to medicines now and in the future (for more information, see “Item 18. Financial Statements—Note 21. Provisions and other non-current liabilities”). Novartis may also be affected by other provisions of the IRA, such as price increase penalties for Medicare Part D drugs starting in 2022 and for Medicare Part B drugs in 2023, and rebates on eligible Medicare Part D sales starting in 2025.
In addition, by December 31, 2023, 23 US states had passed legislation intended to impact pricing or requiring manufacturers to report price increases to states, with eight of these states also allowing for drug affordability (i.e., price control) review boards. The disclosure requirements vary by state. Many states require multiple types of reporting, including for new drug applications, new drug launches, prior notice of price increases, and quarterly or annual reporting. It is expected that state legislatures will continue to focus on drug pricing in 2024 and that similar bills will be passed in more states.
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
Regulations favoring generics and biosimilars
In response to rising healthcare costs, most governments and private medical care providers have established reimbursement schemes that favor the substitution of more expensive brand‑name pharmaceuticals by generic pharmaceuticals. All US states have generic substitution statutes. These statutes permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original drug. Other countries, including many European countries, have similar laws. We expect that the pressure for generic substitution will continue to increase. In addition, the US, the EU and other jurisdictions are increasingly introducing laws and regulations encouraging the development of biosimilar versions of biologic drugs, which can also be expected to have an impact on pricing.
Cross‑border sales
Price controls in one country can have an impact in other countries as a result of cross‑border sales. In the EU, products that we have sold to customers in countries with stringent price controls can be legally resold to customers in other EU countries at a lower price than the price at which the product is otherwise available in the importing country (known as parallel trade). In North America, products that we have sold to customers in Canada – which has relatively stringent price controls – are sometimes resold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Such imports from Canada and other countries into the US are currently illegal in most states. However, six US states (Colorado, Florida, Minnesota, New Hampshire, New Mexico and Vermont) have enacted laws allowing the import of pharmaceutical drugs from select foreign countries. The Secretary of the HHS must certify that each state’s importation plan is safe and cost-effective before it can be implemented.
We expect that pressures on pricing will continue worldwide and will likely increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.
Intellectual property
Intellectual property (IP) rights are essential to our business as an innovative medicines company since they protect our innovation and investments in research and development, manufacturing and marketing of our products. IP rights include patents, trademarks, copyrights, know‑how, trade secrets and regulatory-based protection.
Patents
Among other things, patents may cover products themselves, including the product’s active ingredient or ingredients and its formulation. Patents may cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. Patents may also cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. In addition, patents may cover tests for certain diseases or biomarkers – which can improve patient outcomes when administered with certain drugs – as well as assays, research tools and other techniques used to identify new drugs.
In the US, the EU and other countries, the law recognizes that product development and review by health authorities can take an extended period, and provides an extension of patent term for a period related to the time taken for the conduct of clinical trials and for the health authority’s review. These extensions are termed patent term extensions (PTEs) for the US and supplementary protection certificates (SPCs) for the EU.
United States
• In the US, a patent issued from an application filed today will generally receive a term of 20 years from the earliest application filing date as well as potential patent term adjustments for delays in patent issuance based upon certain delays in prosecution by the United States Patent and Trademark Office (USPTO). A US pharmaceutical patent may also be eligible for a PTE. The PTE may only extend the patent term for a maximum of five years, and may not extend the patent term beyond 14 years from regulatory approval. Only one patent may be extended for a product based on FDA review.

European Union
• Patent applications in Europe may be filed in the European Patent Office (EPO) or in a particular country or countries. The term of a patent granted by the EPO or an EU country office is 20 years from the earliest application filing date. Pharmaceutical patents can be granted a further period of exclusivity under an SPC system. The SPCs may only extend the patent term for a maximum of five years, and may not extend the patent term beyond 15 years from the date of the first EU marketing authorization.
RDP and market exclusivity
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
United States
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
• Orphan drug exclusivity (ODE) provides seven years of market exclusivity for drugs designated by the FDA as orphan drugs, meaning drugs that treat rare diseases. During this period, a potential competitor generally may not market the same or similar drug for the same indication even if the competitor’s application does not rely on data from the sponsor.
European Union
• A new pharmaceutical ingredient receives eight years of data protection, during which a competitor cannot rely on the relevant data; a further period of two years of market exclusivity, during which the data can be used to support applications for marketing authorization but a competitive product cannot be launched; and a possible one‑year extension of the market exclusivity period if, during the initial eight‑year data exclusivity period, the sponsor registered a new therapeutic indication with “significant clinical benefit.”
• Orphan drug exclusivity provides for 10 years of market exclusivity, during which time an application for the same or similar medicine for the same indication will not generally be accepted or granted. Under certain circumstances, this exclusivity can be extended with a two‑year pediatric extension.
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
In addition to directly challenging our IP rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our patents or marketing the generic product for non‑patent-protected indications, or filing a separate New Drug Application (NDA) under the Hatch-Waxman Act (typically referred to as a 505(b)(2) application). Despite RDP, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application, and avoid our RDP altogether. There is a risk that some countries may seek to impose limitations on or seek not to recognize the availability of IP rights for pharmaceutical products, or limit the extent to which such rights may be enforced. Additionally, even though we may own, co‑own or in‑license patents protecting our products, and conduct freedom‑to‑operate analyses, a third party may nevertheless assert that one of our products infringes a third-party patent for which we do not have a license, seeking remedies such as monetary damages or an injunction against our continued marketing of the product.
As a result, there can be no assurance that our IP rights will protect our products or that we will be able to avoid adverse effects from the loss of IP protection or from third-party patents in the future. For more information on the risks related to our IP protection, see “Item 3. Key Information—Item 3.D Risk factors—Intellectual property—Expiry, assertion or loss of intellectual property protection.”
Intellectual property protection for certain key marketed products and compounds in development
We present additional details below regarding certain IP protection in the US and the EU for certain key marketed products. For each, we identify issued, unexpired patents by their general subject matter and, in parentheses, years of expiry, if relevant, in the US and the EU. The identified patents are owned, co‑owned or exclusively in‑licensed by Novartis and relate to at least one dosage strength of the product or to the method of treatment or its use as it is currently approved and marketed or, in the case of a compound in development, as it is currently submitted to the FDA and/or the EMA for approval. Identification of an EU patent refers to national patents in EU countries and/or to the national patents that have been derived from a patent granted by the EPO. Novartis may own, co-own, control or have rights to additional patents, for example, relating to compound forms, methods of treatment or use, formulations, devices, processes, product-by-process, synthesis, purification and assays. Information on such patents, where available, may be found in publicly accessible databases such as the FDA patent databases, online databases such as Espacenet™ and Pat-INFORMED, and patent office registers.
We identify unexpired RDP periods and, in parentheses, years of expiry if the relevant marketing authorizations have been authorized or granted. We identify certain unexpired patent term extensions and marketing exclusivities and, in parentheses, years of expiry if they are granted; their subject matter scope may be limited and is not specified. Marketing exclusivities and patent term extensions include ODE, pediatric exclusivity (PE), PTE and SPC.
Identification of a patent in the EU refers to national patents in EU countries and/or to the national patents that have been derived from a patent granted by the EPO. In the case of the EU, identification of a patent, supplementary protection certificate, marketing exclusivity or regulatory data protection means grant, authorization and maintenance in at least one EU country. However, it could be pending, not granted, expired or found invalid in others.
We designate certain IP protection as “pending” if such IP protection has been applied for but not granted and includes years of expiration if estimable. Such pending applications ultimately may or may not be granted.
Where relevant, we indicate whether there is current generic or biosimilar competition for one or more product versions in one or more approved indications in either the US or one or more EU countries. We identify certain enforcement actions, or ongoing challenges to the disclosed IP, including IPRs or PGRs if instituted by the USPTO, that have not been finally resolved (including appeals) unless noted. Resolution of challenges to the disclosed IP, which in the EU may involve IP in one or more EU countries, may include settlement agreements under which Novartis permits or does not permit future launch of generic versions of our products before expiration of that IP. We identify certain material terms of such settlement agreements where they could have a material adverse effect on our business. In other cases, such settlement agreements may contain confidentiality obligations restricting what may be disclosed.
In the event that a product listed below does not have identified patents as described above, we provide information only on generic competition.
For additional information regarding commercial arrangements with respect to these products, see “—Key marketed products.”
Cardiovascular renal and metabolic
• Entresto. US: Two patents on combination (2023, 2023), PTE (2025), two PEs (2024, 2025); two patents on complex (2026, 2027), two PEs (2027, 2027); three patents on methods of treatment (2033 (3)); patent on dosage regimen (2036); RDP for labeling changes related to new clinical investigation (2024). EU: Patent on combination (2023), SPC (2028); patent on complex (2026), SPC (2030); patent on formulation (2028); patent on method of use (2034); patent on dosage regimen (2036); RDP (2026). There is no generic competition in the US or the EU. In the US, certain patents, including the combination and complex patents, are being challenged in ANDA proceedings against generic manufacturers. In July 2023, the US District Court for the District of Delaware issued a negative decision regarding the validity of one of the combination patents. Novartis has appealed to reverse the decision. In the EU, certain patents, including the complex patent, are being opposed in the EPO. In some EU countries, the combination patent or its associated SPC is being challenged by generic manufacturers.
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
• Ilaris. US: Patent on composition of matter (2024); patent on cryopyrin‑associated periodic syndromes (CAPS) use (2026); patent on familial Mediterranean fever (FMF) use (2026); patent on systemic onset juvenile idiopathic arthritis (SJIA) use (2028); patent on gout use (2028); patent on hyperimmunoglobulin D syndrome, adult-onset Still’s disease (AOSD), and tumor necrosis factor receptor-associated periodic syndrome use (2029); patent on formulation (2029); ODE on AOSD (2027). EU: Patent on composition of matter (2021), SPC (2024), PE (2025); patent on SJIA use (2026); patent on FMF use (2026); patent on CAPS use (2026); two patents on formulation (2029, 2029). There is no generic competition in the US or the EU.
Neuroscience
• Kesimpta. US: Patent on compound (2031); patent on dosing regimen (2037). EU: Patent on use (2023), SPC (2028); patent on formulation (2028), SPC (2033); patent on formulation and use (2028); two patents on dosing regimen (2037, 2037). There is no generic competition in the US or the EU.
• Zolgensma. US: Four patents on composition of matter (2024, 2024, 2026, 2033), PTE pending (2029);

four patents on methods of treatment (2028 (3), 2029); ODE for spinal muscular atrophy (SMA) in patients less than 2 years old with biallelic mutations in the SMN1 gene (2026); RDP (2031). EU: Three patents on composition of matter (2024, 2024, 2028), SPC (2029); two patents on methods of use (2028, 2028), two SPCs (2033, 2033); ODE for SMA in patients with a biallelic mutation in the SMN1 gene and a clinical diagnosis of SMA type 1, or patients with a biallelic mutation in the SMN1 gene and up to three copies of the SMN2 gene (2030); RDP (2030). There is no generic competition in the US or the EU.
Oncology
• Promacta/Revolade. US: Patent on salt form and thrombocytopenia use (2025), PE (2026); five patents on tablet formulations of different dose strengths (2027 (5)), five PEs (2028 (5)); ODE on severe aplastic anemia patients in combination with standard immunosuppressive therapy (2025). EU: Patent on compound (2021), SPC (2025), PE (2025); patent on severe aplastic anemia use (2028). There is no generic competition in the US or the EU. In the US, generic manufacturers have filed ANDAs challenging certain patents other than the compound patent. In the EU, a patent, other than the compound patent, is being opposed in the EPO.
• Kisqali. US: Three patents on compound (2028, 2030, 2031), PTE (2031); three patents on methods of treatment (2029, 2029, 2031); patent on salt form (2031); patent for tablet formulation (2036). EU: Patent on compound (2027); patent on compound (2029), SPC (2032); patent on salt form (2031); patent on methods of use with letrozole (2034); patent on formulation (2036); RDP (2027). There is no generic competition in the US or the EU. In the US, certain patents, including the compound patent, are being challenged in ANDA proceedings against a generic manufacturer. In the EU, a patent, other than the compound patent, is being opposed in the EPO.
• Tafinlar and Mekinist.
Tafinlar. US: Two patents on compound (2030, 2030), two PEs (2030, 2030); patent on method of treatment (2029), PE (2029); patent on pediatric formulation (2038). EU: Patent on compound (2029); RDP (2024). There is no generic competition in the US or the EU. In the EU, patents, other than the compound patent, are being opposed in the EPO.
Mekinist. US: Patent on compound (2025), PTE (2027), PE (2027); patent on method of treatment (2025), PE (2025); four patents on formulation (2032 (4)), four PEs (2032 (4)). EU: Patent on compound (2025), SPC (2029); patent on formulation (2031); RDP (2025). There is no generic competition in the US or the EU. In the US, certain patents, including the compound patent, are being challenged in ANDA proceedings against a generic manufacturer. In the EU, patents other than the compound patent are being opposed in the EPO.
Use of Mekinist with Tafinlar or Tafinlar with Mekinist. US: Patent on combination (2030), PE (2031); four patents on method of use of combination (2025, 2030, 2030, 2033), four PEs (2025, 2031, 2031, 2034); ODE on non‑small cell lung cancer (2024), PE (2024); ODE on adjuvant treatment of melanoma (2025), PE (2025); ODE on anaplastic thyroid cancer (2025), PE (2025); ODE on metastatic solid tumors (2025), PE (2025); ODE on pediatric glioma (2030). EU: Patent on combination (2030); patent on combination for use in lung cancer (2030); patent on adjuvant melanoma use (2033); ODE on pediatric glioma (2035). There is no generic competition in the US or the EU.
• Tasigna. US: Two patents on salt forms (2026, 2028), two PEs (2027, 2029); patent on polymorph compound form (2026), PE (2027); two patents on capsule form (2026, 2027), two PEs (2027, 2028); patent on method of treatment (2032), PE (2032). EU: Patent on salt form (2026); patent on polymorph compound form (2026); three patents on capsule form (2027 (3)); patent on method of treatment (2030). There is no generic competition in the US or the EU. In the US, generic manufacturers have filed ANDAs challenging certain patents other than the compound patent.
• Jakavi. EU: Patent on compound (2026), SPC (2027); two patents on salt form (2028, 2028); patent on compound for polycythemia vera use (2026); patent on use in treatment of graft-versus-host disease (2026); patent on salt form for graft-versus-host disease use (2028). There is no generic competition in the EU.
• Pluvicto. US: Three patents on composition of matter (2028, 2028, 2034); RDP (2027). PTE pending. EU: RDP (2032). There is no generic competition in the US or the EU.
• Lutathera. US: Two patents on formulation (2038, 2038); ODE (2025). EU: RDP (2027); ODE (2027). There is no generic competition in the US or the EU. In the US, certain patents are being challenged in ANDA proceedings against a generic manufacturer.
• Scemblix. US: Patent on compound (2033), PTE pending (2035); patent on polymorph compound form (2040); RDP (2026); ODE (2028). EU: Patent on compound (2033), SPC (2037); RDP (2032); ODE (2032). There is no generic competition in the US or the EU.
• Fabhalta. US: Patent on compound (2034), PTE pending (2037); patent on salt form (2041); RDP (2028); ODE (2030). EU: Patent on compound (2034). There is no generic competition in the US or the EU.
Established brands
• Lucentis. EU: There is generic competition in the EU.
• Sandostatin SC and Sandostatin LAR.
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
Significant subsidiaries
See “Item 18. Financial Statements—Note 33. Novartis principal subsidiaries and associated companies.”

4.D Property, plants and equipment

Our principal executive offices are located in Basel, Switzerland. We operate through a number of affiliates that have offices, research and development facilities, and production sites throughout the world.
We generally own our facilities or have entered into long-term lease arrangements for them. Some of our principal facilities are subject to mortgages and other security interests granted to secure certain debts.
Our Operations organizational unit manages the production, supply chains and quality of our products through a network of 33 manufacturing sites, as well as through external suppliers, and warehouse and distribution centers. In addition, our Operations organizational unit also manages non-production real estate owned or leased by Novartis around the world.
The following table sets forth our major headquarters and most significant production, research and development, and administrative facilities. See also “—Item 4.B Business overview—Production” for a discussion of our manufacturing processes.
Major facilities
Location	Size of site (in square meters)	Major activity

Basel, Switzerland – St. Johann	481 448	Global Company headquarters; International organizational unit headquarters; research and development; production of drug substances and drug intermediates

Kundl and Schaftenau, Austria	480 000	Production of biotechnological products, active drug substances and nucleic acids, drug products and finished products; product development

East Hanover, New Jersey, US	277 015	US organizational unit headquarters; research and development

Cambridge, Massachusetts, US	179 939	Research and development

Menges, Slovenia	133 763	Production of drug substances and drug intermediates; Research and development for Biologics

Shanghai, China	105 614	China country headquarters; research and development

Stein, Switzerland	64 700	Production of sterile vials, pre‑filled syringes and ampoules; capsules and tablets; active pharmaceutical ingredients; and cell and gene therapies

Huningue, France	35 000	Production of drug substances for clinical and commercial supply

Durham, North Carolina, US	15 794	Manufacture, package and release commercial Zolgensma product and certain clinical development activities

Schweizerhalle, Switzerland	8 880	Manufacture of small-interfering RNA (siRNA) drug substance for Leqvio

Indianapolis, Indiana, US	6 500	Manufacture, package and release clinical and commercial Pluvicto product for US and Canada

Ivrea, Italy	2 100	Manufacture, package and release clinical and commercial Pluvicto and Lutathera products

As our product portfolio evolves, the Company's Operations organizational unit is adapting our manufacturing capacity and capabilities to meet our changing needs, shifting from high-volume products toward lower-volume, customized and personalized medicines. As of December 31, 2023, we have closed, exited or sold 13 Novartis manufacturing sites since 2020. We have continued to invest in manufacturing technologies implemented at our sites, such as our new targeted radioligand therapy production facility in Indianapolis, Indiana. We are leveraging innovation to increase the reliability and productivity of our manufacturing network, including using data and digital technologies. We continue to seek opportunities to manage our production facilities as efficiently as possible, optimize external spend, and simplify and standardize across our manufacturing network to help us increase our cost competitiveness and optimize the value of our products. At the same time, we are working to improve our environmental sustainability, for example by reducing energy, waste disposal and water consumption at our sites by making our manufacturing processes more efficient, introducing new technologies, and switching to clean and renewable energy solutions.
For a description of the impact of environmental matters, see “Item 3. Key Information—Item 3.D Risk factors—Environmental, social and governance matters—Failure to meet rapidly evolving environmental, social and governance expectations,” “Item 3. Key Information—Item 3.D Risk factors—Environmental matters—Impact of environmental liabilities,” and “Item 3. Key Information—Item 3.D Risk factors—Climate change—Failure to manage physical and transition risks from climate change.” See also “Item 18. Financial Statements—Note 21. Provisions and other non‑current liabilities.”

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

5.A Operating results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (see “Item 18. Financial Statements”). “Item 5. Operating and Financial Review and Prospects” with the sections on our compounds in development and selected development projects (see “Item 4. Information on the Company—Item 4.B Business overview”) constitute the Operating and Financial Review (Lagebericht), as defined by the Swiss Code of Obligations.
Overview
Novartis is an innovative medicines company. Our purpose is to reimagine medicine to improve and extend people’s lives. In September 2023, we reorganized our operations into five organizational units. These are Biomedical Research, Development, Operations, and two commercial units: US and International. Global functions support these organizational units in the execution of their work. We are engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology; as well as established brands. For information about this new organizational structure, see “Item 4. Information on the Company—Item 4.B Overview.”
In 2023, Novartis completed its transformation into a pure-play innovative medicines business, with the spin-off of Sandoz. Effective October 4, 2023, Sandoz was listed on the SIX Swiss Exchange, with a Level 1 ADR program in the United States.
To comply with IFRS Accounting Standards, as a result of the spin-off, Novartis has separated the Company’s consolidated financial statements for the current and prior years into “continuing” and “discontinued” operations. For more information, see “Item 18. Financial Statements—Note 1. Accounting policies.”
The disclosures and commentary in this “Item 5. Operating and Financial Review and Prospects” focuses on continuing operations. We also provide information on discontinued operations.
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and continued corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023, and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on distribution of Sandoz Group AG to Novartis AG shareholders. Sandoz operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
Significant transactions are discussed in “Item 18. Financial Statements—Note 2. Significant transactions,” and “Item 18. Financial Statements—Note 29. Commitments and contingent liabilities.”
With the spin-off of the Sandoz business, Novartis operates as a single global operating segment, as an innovative medicines company.
Our business environment
Progress in science and technology raises the possibility of new types of medicines and more efficient drug discovery. At the same time, healthcare inequities remain entrenched around the world, while aging populations are putting pressure on healthcare systems in many countries. The major trends currently shaping our business environment include:
• Scientific progress is opening new paths to treat disease. Rapid progress in medical science is creating opportunities for new types of treatments. These advances highlight the importance of investment in R&D, including in next-generation technologies such as radioligand therapies and gene and cell therapies.
• Demand for high-quality healthcare continues to rise. Demand for medicines in areas such as cancer, cardiovascular disease and immunology continues to grow in key markets. The US and EU markets are expanding. China is growing rapidly, while spending in Japan is forecast to remain stable. To meet demand and maintain growth, companies are investing in developing new, innovative treatments.
• Healthcare systems are under strain. In many countries, healthcare systems are under pressure. Healthcare professionals often feel overwhelmed and under-resourced. Staff shortages have occurred in both the US and Europe. This trend began with the COVID-19 pandemic, but there are longer-term factors as well—aging and changes to lifestyle have led to a significant rise in noncommunicable illnesses such as cancer, diabetes and heart disease.
• The policy landscape is changing. New legislation or regulations in the US, EU and China may change how governments pay for medicines. In the US, for example, the IRA will limit price increases in Medicare to inflation and impose price controls on select drugs in the Medicare program beginning in 2026. The EU is revising the legislative framework for medicines, trying to balance access and affordability, while China has rolled out a volume-based procurement program to reduce prices for eligible medicines. See “Item 3. Key Information—Item 3.D Risk factors—Pricing, reimbursement and access—Pricing and reimbursement pressure, including pricing transparency and access to healthcare,” and “Item 3. Key Information—Item 3.D Risk factors—Macroeconomic developments—Impact of macroeconomic developments.”
• Patients want more say over their treatment. Increasingly, patients want their voice to be heard in the process of developing new medicines, so that the treatments address the outcomes that matter most to them. Patients also want more say over policies that affect their access to medicines and are becoming more important as data owners. As a result, companies are building patient engagement into their approaches—from research and clinical trials to commercialization and access programs.
• Health inequities remain entrenched. Billions of people around the world struggle to get the medicines and healthcare services they need. Many of the issues are in low- and middle-income countries (LMICs), where people face the dual burden of infectious and non-communicable diseases, as well as fragile and under-resourced health systems. Health inequities also affect people in higher-income countries, however, where causes are often linked to structural health system issues as well as demographic, social and economic challenges.
• AI is poised to reshape the industry. Across the biopharmaceutical industry, we are beginning to realize the benefits of new technologies such as AI in automating processes and generating insights that could help us design new compounds, predict drug safety or speed up drug discovery. The extent to which companies can harness this potential will depend on their ability to aggregate and analyze large volumes of anonymized health data. See “Item 3. Key Information—Item 3.D Risk factors—Research and development—Failure to successfully prioritize, integrate and execute our research and development programs for new products or new indications for existing products.”
• Climate change threatens to widen health inequity. Climate change and nature loss continue to have an adverse effect on human health, with people in LMICs disproportionately impacted. The World Health Organization forecasts approximately 250 000 additional deaths per year between 2030 and 2050 due to climate change, mainly from malnutrition, malaria, diarrhea and heat stress. Respiratory illnesses are also on the rise due to air pollution. At the same time, health systems are aiming to build climate resilience—with 29 countries committing to net-zero carbon emissions in their health systems by 2050, according to the WHO. See “Item 3. Key Information—Item 3.D Risk factors—Climate change—Failure to manage physical and transition risks from climate change.”
Our strategy
Our strategy is to deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. The aim of our strategy is to create long-term value—to contribute to continued advances in human health, to deliver returns to shareholders and to benefit society.
We focus on four core therapeutic areas with strong growth potential and high unmet patient needs: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. A focused approach enables us to build depth in these areas to find new ways to treat and cure disease, intervene earlier in chronic illnesses and improve quality of life for patients.
We focus on technology platforms where we have the depth and scale to discover, develop and commercialize therapies. These are two established platforms (chemistry and biotherapeutics) plus three newer platforms (xRNA, radioligand therapy and gene and cell therapy) that represent key sources of future growth.
We focus on our priority markets—US, Germany, China and Japan—which together account for most of the expected growth in global healthcare spending over the next five years. In the US, our ambition is to become a top-five player. In Germany we aim to retain our current position as market leader, while in China and Japan we aim to be in third position in each market. Although these are our priority geographies, we maintain a strong presence in other markets worldwide.
To support our focus areas, we have three strategic priorities:
• Deliver high-value medicines. We aim to increase growth, driven by continued strong momentum in our existing portfolio of medicines—including Entresto; Kisqali, Kesimpta, Cosentyx, Scemblix, Pluvicto and Leqvio—and key upcoming launches. Over the longer term, we expect growth will come through delivering high-value medicines that sustain and replace our existing growth drivers.
• Embed operational excellence. In an increasingly competitive environment, we are simplifying processes and reducing costs to become more efficient and effective in our decision-making and to free up resources for investment in new medicines. Our goal is to continue making attractive returns to shareholders while creating value for patients, healthcare systems and society.
• Strengthen the foundations of our business. We continue to invest to strengthen the foundations of our long-term success. We have made progress in strengthening our culture to attract and retain talent, while developing artificial intelligence capabilities in R&D and building stronger trust with stakeholders and society.

Results of operations
Financial year 2023 compared with 2022
Key figures1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %[2]

Net sales from continuing operations	45 440	42 206	8	10

Other revenues	1 220	1 255	-3	-3

Cost of goods sold	-12 472	-11 582	-8	-6

Gross profit from continuing operations	34 188	31 879	7	11

Selling, general and administration	-12 517	-12 193	-3	-3

Research and development	-11 371	-9 172	-24	-22

Other income	1 772	696	155	147

Other expense	-2 303	-3 264	29	31

Operating income from continuing operations	9 769	7 946	23	39

Return on net sales (%)	21.5	18.8

Loss from associated companies	-13	-11	-18	1

Interest expense	-855	-800	-7	-11

Other financial income and expense	222	42	nm	nm

Income before taxes from continuing operations	9 123	7 177	27	45

Income taxes	-551	-1 128	51	44

Net income from continuing operations	8 572	6 049	42	62

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422	906	nm	nm

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860		nm	nm

Net income from discontinued operations	6 282	906	nm	nm

Net income	14 854	6 955	nm	nm

Basic earnings per share from continuing operations (USD)	4.13	2.77	49	70

Basic earnings per share from discontinued operations (USD)	3.02	0.42	nm	nm

Total basic earnings per share (USD)	7.15	3.19	nm	nm

Net cash flows from operating activities from continuing operations	14 220	13 039	9

Non-IFRS measures [2]

Free cash flow from continuing operations [2,3]	13 160	12 123	9

[1] For information on continuing operations and discontinued operations, refer to the Overview section above in this Item 5 and "Item 18. Financial Statements—Note 1. Accounting policies ", "Item 18. Financial Statements—Note 2. Significant transactions—Significant transactions in 2023," and "Item 18. Financial Statements—Note 31. Discontinued operations."

[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[3] Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See "—Non-IFRS measures as defined by Novartis"

nm = not meaningful

Company overview
Net sales from continuing operations were USD 45.4 billion, up 8% in USD reported terms and 10% measured in constant currencies (cc) to remove the impact of exchange rate movements. Sales growth was driven by volume growth of 16 percentage points. Generic competition had a negative impact of 4 percentage points and pricing had a negative impact of 2 percentage points. Sales in the US were USD 18.0 billion (+13%) and in the rest of the world USD 27.5 billion (+5%, +8% cc). Net sales growth was mainly driven by continued strong performance from Entresto (USD 6.0 billion, +30%, +31% cc), Kesimpta (USD 2.2 billion, +99%, +99% cc), Kisqali (USD 2.1 billion, +69%, +75% cc), Pluvicto (USD 980 million, +262%, +261% cc), partly offset by generic competition mainly for Gilenya.
In the US (USD 18.0 billion, +13%), sales growth was mainly driven by Entresto, Pluvicto, Kesimpta, Kisqali, Scemblix and Leqvio, partly offset by the impact of generic competition for Gilenya. In Europe (USD 15.0 billion, +4%, +4% cc), sales growth was driven by Kesimpta, Entresto, Kisqali, Cosentyx and Leqvio, partly offset by increased generic competition for Lucentis and Gilenya. Emerging growth markets, which comprise all markets excluding the US, Canada, Western Europe1, Japan, Australia and New Zealand, grew +8% (+17% cc), includes China net sales of USD 3.3 billion (+11%, +17% cc).
Operating income from continuing operations was USD 9.8 billion (+23%, +39% cc), mainly driven by higher net sales, lower restructuring charges, and income from legal matters, partly offset by higher impairments and higher selling, general and administration (SG&A), and research and development (R&D) investments. Operating income margin from continuing operations was 21.5% of net sales, increasing 2.7 percentage points (+5.0 percentage points in cc).
Net income from continuing operations was USD 8.6 billion (+42%, +62% cc), mainly driven by higher operating income and non-recurring favorable tax impacts. Basic earnings per share from continuing operations was USD 4.13 (+49%, +70% cc), growing faster than net income, beneﬁting from lower weighted average number of shares outstanding.
Net cash flows from operating activities from continuing operations amounted to USD 14.2 billion, compared with USD 13.0 billion in 2022. This increase was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains, which were partly offset by higher income taxes paid, mainly due to the timing of payments.
Free cash flow from continuing operations amounted to USD 13.2 billion (+9% USD), compared with USD 12.1 billion in 2022, driven by higher net cash flows from operating activities from continuing operations.
We also present our core results2, which exclude the impact of amortization of intangible assets, impairments, business acquisitions, divestments, and other significant items, including restructuring and related items, to help investors understand our underlying performance.
Core operating income from continuing operations was USD 16.4 billion (+11%, +18% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income margin from continuing operations was 36.0% of net sales, increasing 0.9 percentage points (+2.4 percentage points cc).
Core net income from continuing operations was USD 13.4 billion (+13%, +19% cc), mainly due to higher core operating income. Core basic earnings per share from continuing operations was USD 6.47 (+18%, +25% cc), growing faster than core net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.
Discontinued operations net sales in 2023 were USD 7.4 billion, compared with USD 9.4 billion in 2022, and operating income amounted to USD 265 million, compared with USD 1.3 billion in 2022. Net income from discontinued operations in 2023 amounted to USD 6.3 billion, compared with USD 906 million in 2022, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.
Total Company net income amounted to USD 14.9 billion in 2023, compared with USD 7.0 billion in 2022, and basic earnings per share was USD 7.15, compared with USD 3.19 in the prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for the total Company amounted to USD 14.5 billion, and free cash flow amounted to USD 13.2 billion.
1 Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.
2 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”

Net sales from continuing operations
The following table provides an overview of net sales from continuing operations by core therapeutic area and established brands:
(USD millions)	Year ended Dec 31, 2023	Year ended Dec 31, 2022[1]	Change in USD %	Change in constant currencies %[2]

Cardiovascular, renal and metabolic	6 391	4 756	34	36

Immunology	7 798	7 287	7	8

Neuroscience	4 043	3 038	33	34

Oncology	13 590	11 176	22	23

Total promoted brands	31 822	26 257	21	23

Established brands [3]	13 618	15 949	-15	- 12

Total net sales from continuing operations [3]	45 440	42 206	8	10

[1] Reclassified to conform with the 2023 organizational structure.
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[3] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See “Item 18. Financial Statements – Note 3. Operating segment.”

The following table provides the top 20 product net sales from continuing operations in 2023, as well as the change compared with 2022:
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc1	USD m	% change USD	% change cc1	USD m	% change USD	% change cc1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 067	30	2 968	30	32	6 035	30	31

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 636	-5	2 344	16	19	4 980	4	5

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 205	11	1 064	6	8	2 269	9	10

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 528	66	643	276	272	2 171	99	99

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 032	119	1 048	38	47	2 080	69	75

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	791	17	1 131	4	8	1 922	9	11

Tasigna	Oncology	Chronic myeloid leukemia (CML)	884	1	964	-8	-5	1 848	-4	-3

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			1 720	10	12	1 720	10	12

Lucentis [2]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 475	-21	-20	1 475	-21	-20

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			1 463	7	9	1 463	7	9

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	686	20	669	19	24	1 355	20	22

Sandostatin	Established brands	Carcinoid tumors, acromegaly	829	4	485	11	15	1 314	6	8

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	372	-14	842	-10	-7	1 214	-11	-9

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	921	265	59	211	195	980	262	261

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	359	-69	566	-34	-33	925	-54	-54

Exforge Group	Established brands	Hypertension	13	-7	700	-4	-1	713	-4	-1

Galvus Group	Established brands	Type 2 diabetes			692	-19	-11	692	-19	-11

Diovan Group	Established brands	Hypertension	52	-5	561	-6	-1	613	-6	-1

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	427	29	178	27	26	605	28	28

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	150	-27	411	-24	-20	561	-25	-22

Top 20 brands total			14 952	15	19 983	6	9	34 935	10	12

Rest of portfolio [4]			3 007	1	7 498	1	5	10 505	1	4

Total net sales from continuing operations [4]			17 959	13	27 481	5	8	45 440	8	10

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See “Item 18. Financial Statements – Note 3. Operating segment.”

nm = not meaningful

For the table providing the top 20 products net sales from continuing operations in 2022 see Results of Operations 2022 compared with 2021, below in this Item 5. For the table providing the net sales from continuing operations by core therapeutic area and established brands for 2023 and 2022, see “Item 18. Financial statements—Note 4. Revenues and geographic information.”
For information about the approved indications for certain products described, see “Item 4. Information on the Company—Item 4.B Business overview— Products.”
Cardiovascular, renal and metabolic
Net sales in the cardiovascular, renal and metabolic therapeutic area were USD 6.4 billion (+34%, +36% cc), sales growth mainly driven by Entresto.
Entresto (USD 6.0 billion, +30%, +31% cc) sustained robust demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth is fueled by heart failure as well as increased penetration in hypertension. Highlights of the year also included the approval of the pediatric indication and formulation in Europe with a 1-year extension of RDP to November 2026, and the inclusion of Entresto in the 2023 China Hypertension Treatment Guideline as a new drug category and 1st line treatment option. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis has appealed to reverse the negative US district court decision to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). No generics have tentative or final approval in the US. Any US commercial launch of a generic Entresto product prior to the final outcome of Novartis combination patent appeal, or ongoing litigations involving other patents, may be at risk of later litigation developments.
Leqvio (USD 0.4 billion, +217%, +217% cc) launch in the US and other markets is ongoing, with focus on patient on-boarding, removing access hurdles and enhancing medical education. In July 2023, FDA expanded the label to include primary hyperlipidemia (patients at increased risk of ASCVD) and removed four adverse reactions from the safety section and Limitations of Use. In Q3 2023, Leqvio was approved in China and in Japan and is now approved in 94 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
Net sales in the immunology therapeutic area reached USD 7.8 billion (+7%, +8% cc), sales growth was mainly driven by Ilaris and Cosentyx.
Cosentyx (USD 5.0 billion, +4%, +5% cc) continued demand growth across key regions, partly offset by revenue deduction increases in the US. Ex-US sales grew +19% (cc). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1 million patients across six systemic inflammatory conditions. Cosentyx demonstrated durable efficacy and symptom improvement at 16 weeks with observed results at 52 weeks in patients with moderate-to-severe hidradenitis suppurativa. In May and October 2023, respectively, the European Commission and FDA approved Cosentyx as the first and only IL-17A inhibitor for hidradenitis suppurativa in adults and the first new biologic therapy for hidradenitis suppurativa in nearly a decade. Cosentyx hidradenitis suppurativa in adults is now approved in more than 60 countries worldwide. In October 2023, FDA has approved Cosentyx intravenous formulation for the treatment of adults with psoriatic arthritis, ankylosing spondylitis, and non-radiographic axial spondyloarthritis.
Xolair (USD 1.5 billion, ex-US +7%, +9% cc) sales grew across all regions. Following EMA positive opinion in February 2023, the Xolair SmPC was updated with long term (48 week) efficacy and safety data on chronic spontaneous urticaria (CSU) allowing continued treatment beyond 24 weeks. In November 2023, Novartis received EU approval for six new Xolair product configurations, including auto injectors and a new 300 mg strength. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 1.4 billion, +20%, +22% cc) sales grew across all regions. Contributors to growth include strong performance in the Periodic Fever Syndrome (PFS) and Still’s disease indications (SJIA/AOSD) in the US, Europe and Japan, as well as in key markets worldwide.
Neuroscience
Net sales in the neuroscience therapeutic area were USD 4.0 billion (+33%, +34% cc), sales growth was mainly driven by Kesimpta.
Kesimpta (USD 2.2 billion, +99%, +99% cc) sales grew across all regions mainly driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at home self-administration for a broad population of RMS patients. Kesimpta is now approved in 87 countries with more than 85,000 patients treated.
Zolgensma (USD 1.2 billion, -11%, -9% cc). Established markets are treating mainly incident patients. Sales declined in the US and Europe. Zolgensma is now approved in 51 countries with more than 3,700 patients treated globally through clinical trials, early access programs and in the commercial setting.
Mayzent (USD 0.4 billion, +10%, +10% cc) sales grew mainly in Europe. Sales continued to grow in patients with multiple sclerosis showing signs of progression despite being on other treatments.
Aimovig (USD 0.3 billion, ex-US, ex-Japan +22%, +21% cc) sales grew mainly in Europe, driven by increased demand in migraine prevention. Novartis commercializes Aimovig ex-US, ex-Japan, while Amgen retains all rights in the US and in Japan.
Oncology
Net sales in the oncology therapeutic area were USD 13.6 billion (+22%, +23% cc), sales growth was mainly driven by Kisqali, Pluvicto, Scemblix and Promacta/Revolade.
Promacta/Revolade (USD 2.3 billion, +9%, +10% cc) sales grew across all regions, driven by increased use in second-line persistent and chronic immune thrombocytopenia and as first-line and/or second-line treatment for severe aplastic anemia, according to the respective label in the countries.
Kisqali (USD 2.1 billion, +69%, +75% cc) sales grew strongly across all regions, based on increasing recognition of its consistently reported overall survival in HR+/HER2- advanced breast cancer. Updates to the NCCN Clinical Practice Guidelines in Oncology (NCCN Guidelines®) for breast cancer, released in January 2023, recommend ribociclib (Kisqali) as the only Category 1 Preferred CDK4/6 inhibitor for first-line treatment of patients with HR+/HER2- advanced breast cancer in combination with an aromatase inhibitor (AI). Positive, statistically significant interim and final efficacy results of the iDFS analysis of the early breast cancer pivotal Phase III trial NATALEE were presented at ASCO and SABCS 2023. Additional QOL information presented at ESMO demonstrated that the addition of Ribociclib to endocrine therapy did not compromise the QOL of patients. Submission for approval in early breast cancer was completed in August to EMA and in December to the FDA. Submissions to other regulatory authorities are ongoing.
Tafinlar + Mekinist (USD 1.9 billion, +9%, +11% cc) sales grew mainly in the US and emerging growth markets, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. In addition, the tumor agnostic indication contributed to growth in the US.
Tasigna (USD 1.8 billion, -4%, -3% cc) sales declined mainly in Europe.
Jakavi (USD 1.7 billion, ex-US +10%, +12% cc) sales grew in emerging growth markets, Europe and Japan, driven by strong demand in both myelofibrosis and polycythemia vera indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 1.0 billion, +262%, +261% cc) saw continued sales growth in the US. Pluvicto is the first and only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anticancer treatments (ARPI and taxane-based chemotherapy). Data from the Phase III PSMAfore trial was presented at ESMO. Pluvicto met its primary endpoint with a clinically meaningful and statistically significant benefit in radiographic progression-free survival (rPFS) in patients with prostate-specific membrane antigen (PSMA)-positive metastatic castration-resistant prostate cancer (mCRPC) after treatment with androgen receptor pathway inhibitor (ARPI) therapy, compared with a change in ARPI. In Q2 2023, approval was received for commercial production of Pluvicto for US patients at our radioligand manufacturing facility in Millburn, NJ and the expansion of manufacturing operations for EU commercial supply at our site in Zaragoza, Spain. In January 2024, Novartis received approval from the FDA for the commercial manufacturing of Pluvicto at state-of-the-art radioligand therapy (RLT) manufacturing facility in Indianapolis.
Lutathera (USD 0.6 billion, +28%, +28% cc) sales grew across all regions due to increased demand. Growth in the US was also driven by strong field execution. In Japan, growth was driven by increased demand following the transfer of the marketing authorization (MA) back to Novartis from Fujifilm Toyama Chemical. In Q3 2023, the Phase III NETTER-2 trial with Lutathera met its primary endpoint, showing Lutathera is the first radioligand therapy (RLT) to demonstrate clinically meaningful benefit in a first line setting.
Kymriah (USD 0.5 billion, -5%, -5% cc) sales declined in Europe and the US, partly offset by growth in Japan and follicular lymphoma indication launch across markets.
Piqray / Vijoice (USD 0.5 billion, +35%, +37% cc) sales grew mainly in the US, Europe and emerging growth markets. In addition to PIK3CA-related overgrowth spectrum (PROS), Piqray is the first therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, associated with a worse prognosis.
Scemblix (USD 0.4 billion, +177%, +179% cc) sales grew across all regions, demonstrating the high unmet need for effective and tolerable treatment options for CML patients who have been treated with 2 or more tyrosine kinase inhibitors. Scemblix has now been approved in more than 60 countries for patients with Philadelphia chromosome-positive CML in chronic phase who have been treated with 2 or more TKIs. In January 2024, Novartis announced that the ASC4FIRST trial met both primary endpoints, with clinically meaningful and statistically significant results vs. standard-of-care TKIs in newly diagnosed Ph+CML-CP patients while demonstrating a favorable safety and tolerability profile. Data will be presented at an upcoming medical conference and submitted to regulatory authorities in 2024.
Votrient (USD 0.4 billion, -18%, -17% cc) declined due to increased competition, especially from immuno-oncology agents in metastatic renal cell carcinoma.
Adakveo (USD 0.2 billion, +1%, 0% cc) sales grew (cc) mainly in the US, offset by decline in emerging growth markets and Europe. In August 2023, European Commission endorsed the CHMP’s recommendation to revoke the conditional marketing authorization for Adakveo. Adakveo remains approved for use by the FDA for the reduction in frequency of vaso-occlusive crises (pain crises) in adults and pediatric patients aged 16 years or older with sickle cell disease. Novartis continues to discuss the STAND study results with FDA and other health authorities globally.
Tabrecta (USD 0.2 billion, +16%, +16% cc) sales grew mainly in the US. Tabrecta is the first therapy approved by the FDA to specifically target metastatic NSCLC with a mutation that leads to MET exon 14 skipping (METex14) in line agnostic setting. Novartis obtained global rights to develop, manufacture and commercialize Tabrecta under a license and collaboration agreement with Incyte Corporation.
Established Brands
The established brands had net sales of USD 13.6 billion (-15%, -12% cc).
Lucentis (USD 1.5 billion, ex-US -21%, -20% cc) sales declined in Europe, emerging growth markets and Japan due to competition.
Sandostatin (USD 1.3 million, +6%, +8% cc) sales grew mainly in emerging growth markets, Europe and in the US.

Gilenya (USD 0.9 billion, -54%, -54% cc) sales declined due to generic competition mainly in the US and Europe. Novartis is in litigation against a generic manufacturer on the method of treatment patent in the US, and against generic manufacturers on the dosing regimen patent in Europe.
Exforge Group (USD 0.7 million, -4%, -1% cc) sales declined mainly in Europe, partly offset by growth in emerging growth markets.
Galvus Group (USD 0.7 million, -19%, -11% cc) sales declined mainly in Europe, partly offset by growth in emerging growth markets.
Diovan Group (USD 0.6 million, -6%, -1% cc) sales declined mainly in Europe, Japan and in the US, partly offset by growth in emerging growth markets.
Gleevec/Glivec (USD 0.6 million, -25%, -22% cc) sales declined due to increased generic competition.
Afinitor/Votubia (USD 0.4 million, -20%, -18% cc) sales declined mainly in the US and Europe, driven by generic competition.
Operating income from continuing operations
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %[1]

Gross profit from continuing operations	34 188	31 879	7	11

Selling, general and administration	-12 517	-12 193	-3	-3

Research and development	-11 371	-9 172	-24	-22

Other income	1 772	696	155	147

Other expense	-2 303	-3 264	29	31

Operating income from continuing operations	9 769	7 946	23	39

Return on net sales (%)	21.5	18.8

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Operating income from continuing operations was USD 9.8 billion (+23%, +39% cc), mainly driven by higher net sales, lower restructuring charges, and income from legal matters, partly offset by higher impairments and higher SG&A and R&D investments. Operating income margin from continuing operations was 21.5% of net sales, increasing 2.7 percentage points (+5.0 percentage points in cc). Other revenues as a percentage of net sales from continuing operations decreased by 0.3 percentage points (-0.4 percentage points cc). Cost of goods sold as a percentage of net sales from continuing operations was in line with the prior year (+1.0 percentage points cc). R&D expenses as a percentage of net sales from continuing operations increased by 3.3 percentage points (-2.4 percentage points cc). Selling, general and administration (SG&A) expenses as a percentage of net sales from continuing operations decreased by 1.4 percentage points (+1.7 percentage points cc). Other income and other expense, net as a percentage of net sales from continuing operations, increased the margin by 4.9 percentage points (+5.1 percentage points cc).
Non-IFRS measure Core operating income from continuing operations 1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %

Core gross profit from continuing operations	37 959	35 591	7	9

Core selling, general and administration	-12 489	-12 143	-3	-3

Core research and development	-8 600	-8 267	-4	-3

Core other income	392	291	35	29

Core other expense	-890	-678	-31	-33

Core operating income from continuing operations	16 372	14 794	11	18

Core return on net sales (%)	36.0	35.1

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
The adjustments made to operating income from continuing operations to arrive at core operating income from continuing operations amounted to USD 6.6 billion (compared with USD 6.8 billion in the prior year). For more information, see “—Non-IFRS measures as defined by Novartis—2023, 2022 and 2021 reconciliation from IFRS Accounting Standards results to non-IFRS core results.”

Core operating income from continuing operations was USD 16.4 billion (+11%, +18% cc), mainly driven by higher net sales, partly offset by higher SG&A and R&D investments. Core operating income margin from continuing operations was 36.0% of net sales, increasing 0.9 percentage points (+2.4 percentage points cc). Core other revenues as a percentage of sales decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of sales increased by 0.1 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 1.3 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 1.6 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.2 percentage points (cc).
Research and development
The following table provides an overview of the continuing operations reported research and development expense and the non-IFRS measure core research and development expense1:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %[1]

Research and exploratory development	-3 640	-2 938	-24	-22

Confirmatory development	-7 731	-6 234	-24	-22

Total research and development expense	-11 371	-9 172	-24	-22

Research and development as % of net sales from continuing operations	25.0	21.7

Non-IFRS measures

Core research and exploratory development[1]	-2 988	-2 784	-7	-5

Core confirmatory development[1]	-5 612	-5 483	-2	-1

Total core research and development expense	-8 600	-8 267	-4	-3

Core research and development as % of net sales from continuing operations	18.9	19.6

[1] Core research and development expense exclude impairments, amortization and certain other items. For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."

Research and exploratory development expenses increased by 24% (-22% cc) to USD 3.6 billion. Confirmatory development expenses amounted to USD 7.7 billion, increasing by 24% (-22% cc) versus the prior year mainly due to higher impairments from discontinuation of early stage development projects. Research and development as a percentage of net sales from continuing operations increased by 3.3 percentage points to 25.0% of net sales from continuing operations.
Total core research and development expenses amounted to USD 8.6 billion, increasing by 4% (-3% cc) versus the prior year mainly due to higher investments in recently acquired assets. Core research and development as a percentage of net sales from continuing operations decreased by 0.7 percentage points (-1.3 percentage points cc) to 18.9% of net sales from continuing operations.

Non-operating income and expense
The term “non-operating income and expense” includes all income and expense items outside operating income from continuing operations. The following table provides an overview of non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %[1]

Operating income from continuing operations	9 769	7 946	23	39

Loss from associated companies	-13	-11	-18	1

Interest expense	-855	-800	-7	-11

Other financial income and expense	222	42	nm	nm

Income before taxes	9 123	7 177	27	45

Income taxes	-551	-1 128	51	44

Net income from continuing operations	8 572	6 049	42	62

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422	906	nm	nm

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860		nm	nm

Net income from discontinued operations	6 282	906	nm	nm

Net income	14 854	6 955	nm	nm

Basic earnings per share from continuing operations (USD)	4.13	2.77	49	70

Basic earnings per share from discontinued operations (USD)	3.02	0.42	nm	nm

Total basic earnings per share (USD)	7.15	3.19	nm	nm

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Interest expense and other financial income and expense
Interest expense amounted to USD 855 million, broadly in line with the prior year.
Other ﬁnancial income and expense amounted to an income of USD 222 million compared with USD 42 million in the prior year, mainly due to higher interest income partly offset by higher net losses from the impact of IAS 29 “Financial reporting in Hyperinflation Economies.”
Income taxes
The tax rate was 6.0%, compared with 15.7% in the prior year period. The current year tax rate was favorably impacted by the effect of tax benefits from the write-down of investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carryforwards, non-taxable income related to legal matters, and other items including impact of tax rate changes. Excluding these impacts, the current year tax rate would have been 15.3% compared with 15.7% in the prior year period. The decrease from the prior year was mainly the result of a change in profit mix.
Net income from continuing operations
Net income from continuing operations was USD 8.6 billion (+42%, +62% cc), mainly due to higher operating income from continuing operations and non-recurring favorable tax impacts.
Earnings per share from continuing operations
Basic earnings per share from continuing operations was USD 4.13 (+49%, +70% cc), growing faster than net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.

Non-IFRS measure Core non-operating income and expense1
The following table provides an overview of the non-IFRS measure core non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2023	Year ended Dec 31, 2022	Change in USD %	Change in constant currencies %

Core operating income from continuing operations	16 372	14 794	11	18

Core loss from associated companies	-13	-11	-18	1

Core interest expense	-855	-800	-7	-11

Core other financial income and expense	430	140	nm	nm

Core income before taxes from continuing operations	15 934	14 123	13	19

Core income taxes	-2 488	-2 177	-14	-21

Core net income from continuing operations	13 446	11 946	13	19

Core basic EPS from continuing operations (USD)	6.47	5.48	18	25

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Core interest expense and other financial income and expense
Core interest expense amounted to USD 855 million, broadly in line with the prior year.
Core other ﬁnancial income and expense amounted to an income of USD 430 million compared with USD 140 million in the prior year, mainly due to higher interest income.
Core income taxes
The core tax rate (core taxes as a percentage of core income before tax) was 15.6% compared with 15.4% in the prior year period. The increase from the prior year was mainly the result of a change in proﬁt mix.
Core net income from continuing operations
Core net income from continuing operations was USD 13.4 billion (+13%, +19% cc), mainly due to higher core operating income from continuing operations.
Core earnings per share from continuing operations
Core basic earnings per share from continuing operations was USD 6.47 (+18%, +25% cc), growing faster than core net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.
Discontinued operations
Discontinued operations include the Sandoz, generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023 and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, representing mainly the excess amount of the IFRS Accounting Standards distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets. There were no operating results for the fourth quarter 2023 following the distribution date. The prior year includes the results for the full year.
Discontinued operations net sales in 2023 were USD 7.4 billion, compared with USD 9.4 billion in 2022 and operating income amounted to USD 265 million compared with USD 1.3 billion in 2022.
Net income from discontinued operations in 2023 amounted to USD 6.3 billion, compared with USD 906 million in 2022, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.
For further information, see “Item 18. Financial Statements—Note 1. Accounting policies; Note 2. Significant transactions—Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders and —Note 31. Discontinued operations.”
Total Company
Total Company net income amounted to USD 14.9 billion in 2023, compared with USD 7.0 billion in 2022, and basic earnings per share was USD 7.15, compared with USD 3.19 in the prior year, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. Net cash flows from operating activities for the total Company amounted to USD 14.5 billion, and free cash flow amounted to USD 13.2 billion.

Financial year 2022 compared with 2021
Key figures1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %[2]

Net sales from continuing operations	42 206	42 781	-1	5

Other revenues	1 255	1 193	5	7

Cost of goods sold	-11 582	-11 735	1	-5

Gross profit from continuing operations	31 879	32 239	-1	5

Selling, general and administration	-12 193	-12 827	5	0

Research and development	-9 172	-8 641	-6	-10

Other income	696	1 620	-57	-55

Other expense	-3 264	-2 335	-40	-49

Operating income from continuing operations	7 946	10 056	-21	-12

Return on net sales (%)	18.8	23.5

(Loss)/income from associated companies	-11	15 337	nm	nm

Interest expense	-800	-787	-2	-3

Other financial income and expense	42	-76	nm	nm

Income before taxes from continuing operations	7 177	24 530	-71	-67

Income taxes	-1 128	-1 625	31	21

Net income from continuing operations	6 049	22 905	-74	-70

Net income from discontinued operations	906	1 113	-19	-11

Net income	6 955	24 018	-71	-67

Basic earnings per share from continuing operations (USD)	2.77	10.22	-73	-69

Basic earnings per share from discontinued operations (USD)	0.42	0.49	-15	-9

Total basic earnings per share (USD)	3.19	10.71	-70	-66

Net cash flows from operating activities from continuing operations	13 039	13 365	-2

Non-IFRS measures [2]

Free cash flow from continuing operations [2,3]	12 123	12 299	-1

[1] For information on continuing operations and discontinued operations, refer to the Overview section above in this Item 5 and "Item 18. Financial Statements—Note 1. Accounting policies ", "Item 18. Financial Statements—Note 2. Significant transactions—Significant transactions in 2023," and "Item 18. Financial Statements—Note 31. Discontinued operations."

[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[3] Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See "—Non-IFRS measures as defined by Novartis."

nm = not meaningful

Company overview
Net sales from continuing operations were USD 42.2 billion in 2022, down 1% in USD reported terms and up 5% measured in constant currencies (cc) to remove the impact of exchange rate movements. Sales growth was driven by volume growth of 13 percentage points, mainly driven by continued strong growth from Entresto, Kesimpta, Kisqali, Pluvicto and Cosentyx. Generic competition had a negative impact of 4 percentage points, mainly due to Gilenya, Afinitor/Votubia, and Gleevec/Glivec. Pricing had a negative impact of 4 percentage points. Net sales from continuing operations in the US were USD 15.9 billion (+7%) and in the rest of the world USD 26.3 billion (-6%, +4% cc).
In emerging growth markets, which comprise all markets excluding the US, Canada, Western Europe1, Japan, Australia and New Zealand, net sales from continuing operations were USD 10.8 billion (+2%, +9% cc), driven by China (USD 2.9 billion) growing +3% (+7% cc).
Operating income from continuing operations was USD 7.9 billion (–21%, –12% cc), mainly due to higher restructuring primarily related to the implementation of the previously announced streamlined organizational model, higher impairments and lower divestment gains. Operating income margin from continuing operations was 18.8% of net sales from continuing operations, decreasing by 4.7 percentage points (-3.8 percentage points cc).
Net income from continuing operations was USD 6.0 billion compared with USD 22.9 billion in the prior year, impacted by Roche income in the prior year. Excluding the impact of Roche income, net income from continuing operations declined 9% (cc). Basic earnings per share from continuing operations were USD 2.77 compared with USD 10.22 in the prior year. Excluding the impact of Roche income, basic earnings per share from continuing operations declined 7% (cc).
Net cash flows from operating activities from continuing operations amounted to USD 13.0 billion, compared with USD 13.4 billion in 2021. This decrease was mainly due to unfavorable changes in working capital and lower dividends from associated companies (2021 included the USD 0.5 billion dividends received from our investment in Roche, which was divested in the fourth quarter of 2021), partly offset by lower income taxes paid, higher interest received and favorable hedging results.
Free cash flow from continuing operations amounted to USD 12.1 billion, broadly in line with USD 12.3 billion in 2021.
We also present our core results2, which exclude the impact of amortization, impairments, disposals, acquisitions, restructurings and other significant items, to help investors understand our underlying performance.
Core operating income from continuing operations was USD 14.8 billion (+2%, +10% cc), benefiting from higher gross margin, partly offset by higher research and development (R&D) investments. Core operating income margin from continuing operations was 35.1% of net sales from continuing operations, increasing by 1.2 percentage points (+1.8 percentage points cc).
Core net income from continuing operations was USD 11.9 billion (–5%, +4% cc) as growth in core operating income was partly offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income grew from continuing operations +13% (cc).
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023, and certain other expenses related to the spin-off. Net sales of discontinued operations were USD 9.4 billion, compared with USD 9.8 billion in 2021, and operating income amounted to USD 1.3 billion, compared with USD 1.6 billion in the prior year. Net income from discontinued operations was USD 0.9 billion compared with USD 1.1 billion in the prior year.
Total Company net income amounted to USD 7.0 billion, and basic earnings per share were USD 3.19, compared with USD 10.71 in the prior year. Net cash flows from operating activities amounted to USD 14.2 billion, and free cash flow amounted to USD 13.0 billion.
1 Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.
2 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”

Net sales from continuing operations
The following table provides an overview of net sales from continuing operations by core therapeutic area and established brands:
(USD millions)	Year ended Dec 31, 2022	Year ended Dec 31, 2021[1]	Change in USD %	Change in constant currencies %[2]

Cardiovascular, renal and metabolic	4 756	3 561	34	40

Immunology	7 287	7 206	1	7

Neuroscience	3 038	2 220	37	42

Oncology	11 176	10 532	6	12

Total promoted brands	26 257	23 519	12	18

Established brands [3]	15 949	19 262	-17	- 11

Total net sales from continuing operations [3]	42 206	42 781	-1	5

[1] Reclassified to conform with the 2023 organizational structure.
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[3] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See “Item 18. Financial Statements – Note 3. Operating segment.”

The following table provides the top 20 product net sales from continuing operations in 2022 as well as the change compared with 2021:
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc1	USD m	% change USD	% change cc1	USD m	% change USD	% change cc1

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA)	2 770	-4	2 018	10	20	4 788	1	5

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	2 354	38	2 290	25	37	4 644	31	37

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 083	14	1 005	-6	5	2 088	4	9

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	1 153	-19	860	-37	-29	2 013	-28	-24

Tasigna	Oncology	Chronic myeloid leukemia (CML)	877	-1	1 046	-11	-2	1 923	-7	-1

Lucentis [2]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 874	-13	-4	1 874	-13	-4

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	678	12	1 092	0	10	1 770	5	11

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)			1 561	-2	9	1 561	-2	9

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	434	-7	936	6	12	1 370	1	5

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps			1 365	-4	6	1 365	-4	6

Sandostatin	Established brands	Carcinoid tumors, acromegaly	800	-5	438	-23	-16	1 238	-12	-10

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	472	39	759	27	38	1 231	31	38

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	570	14	563	1	16	1 133	7	15

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	921	165	171	nm	nm	1 092	194	200

Galvus Group	Established brands	Type 2 diabetes			859	-21	-12	859	-21	-12

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	205	-22	540	-29	-23	745	-27	-22

Exforge Group	Established brands	Hypertension	14	0	729	-18	-12	743	-18	-12

Diovan Group	Established brands	Hypertension	55	8	597	-17	-10	652	-16	-9

Kymriah	Oncology	r/r pediatric and young adults acute lymphoblastic leukemia (ALL), diffuse large B-cell lymphoma (DLBCL), follicular lymphoma (FL)	196	-15	340	-5	7	536	-9	-2

Afinitor/Votubia	Established brands	Breast cancer/ tuberous sclerosis complex (TSC)	171	-67	341	-18	-8	512	-45	-41

Top 20 brands total			12 753	6	19 384	-5	5	32 137	-1	5

Rest of portfolio [4]			3 182	10	6 887	-7	1	10 069	-3	4

Total net sales from continuing operations [4]			15 935	7	26 271	-6	4	42 206	-1	5

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See “Item 18. Financial Statements – Note 3. Operating segment.”

nm = not meaningful

For the table providing the top 20 product net sales from continuing operations in 2021 and for the table providing the net sales from continuing operations by core therapeutic area and established brands for 2022 and 2021, see “Item 18. Financial statements—Note 4. Revenues and geographic information.”
Cardiovascular, renal and metabolic
Net sales in the cardiovascular, renal and metabolic therapeutic area were USD 4.8 billion (+34%, +40% cc), sales growth mainly driven by Entresto.
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
Immunology
Net sales in the immunology therapeutic area reached USD 7.3 billion (+1%, +7% cc), sales growth was mainly driven by Cosentyx and Ilaris.
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
Neuroscience
Net sales in the neuroscience therapeutic area were USD 3.0 billion (+37%, +42% cc), sales growth (cc) mainly driven by Kesimpta.
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
ONCOLOGY
Net sales in the oncology therapeutic area were USD 11.2 billion (+6%, +12% cc), sales growth was mainly driven by Kisqali, Pluvicto, Promacta/Revolade, Tafinlar + Mekinist.
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
Tafinlar + Mekinist (USD 1.8 billion, +5%, +11% cc) sales grew across all geographies, driven by demand in BRAF+ adjuvant melanoma and NSCLC indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market. Tafinlar + Mekinist remains the worldwide targeted therapy leader in BRAF+ melanoma. Following FDA approval in late June 2022, Tafinlar + Mekinist is the first and only therapy with a tumor-agnostic indication for adult and pediatric patients with solid tumors that have a BRAF V600E mutation, which drives tumor growth in more than 20 different tumor types.

Jakavi (USD 1.6 billion, -2%, +9% cc) sales grew (cc) in Europe, emerging growth markets, Japan, driven by strong demand in both the myelofibrosis and polycythemia vera indications. In May 2022, EC approved Jakavi for the treatment of patients aged 12 years and older with acute or chronic GvHD who have inadequate response to corticosteroids or other systemic therapies.
Kisqali (USD 1.2 billion, +31%, +38% cc) sales grew strongly across all geographies, based on increasing recognition of its overall survival benefits in HR+/HER2- advanced breast cancer. It is a CDK4/6 inhibitor with proven overall survival benefit across all three Phase III trials of the MONALEESA program regardless of menopausal status, line of therapy, site and number of metastases, endocrine resistance, or endocrine partner.
Kymriah (USD 0.5 billion, -9%, -2% cc) sales declined in the US and Europe due to lower DLBCL demand in both geographies and was partly offset by growth in emerging growth markets and Japan. In May 2022, EC and FDA approved Kymriah for the treatment of adult patients with relapsed or refractory (r/r) follicular lymphoma (FL) after two or more lines of systemic therapy.
Votrient (USD 0.5 billion, -18%, -13% cc) declined due to increased competition, especially from immuno-oncology agents in metastatic renal cell carcinoma.
Lutathera (USD 0.5 billion, -1%, +3% cc) sales grew (cc) in Europe and Japan, partly offset by decline in the US. There are approximately 500 centers actively treating patients globally. In the second quarter of 2022, there was a temporary suspension in manufacturing during the quarter; production and deliveries of patient doses resumed in early June 2022.
Piqray/Vijoice (USD 0.4 billion, +13%, +14% cc) sales grew mainly in the US, benefiting from indication expansion into PIK3CA-related overgrowth spectrum (PROS). Piqray is the first and only therapy specifically developed for the approximately 40% of HR+/HER2- advanced breast cancer patients who have a PIK3CA mutation, which is associated with a worse prognosis.
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
Established Brands
The established brands had net sales of USD 15.9 billion (-17%, -11% cc).
Gilenya (USD 2.0 billion, -28%, -24% cc) sales declined mainly in Europe and in the US due to generic pressure.
Lucentis (USD 1.9 billion, -13%, -4% cc) sales declined in Japan and Europe mainly due to competition, which was partly offset by growth in emerging growth markets.
Sandostatin (USD 1.2 billion, –12%, –10% cc) declined across all geographies due to ongoing competitive pressure, including generic competition ex-US.
Galvus Group (USD 0.9 billion, –21%, –12% cc) declined in Japan, Europe and Emerging Growth Markets.
Gleevec/Glivec (USD 0.7 billion, –27%, –22% cc) declined due to increased generic competition.
Exforge Group (USD 0.7 billion, –18%, –12% cc) declined across all geographies.
Diovan Group (USD 0.7 billion, –16%, –9% cc) declined in emerging growth markets, Japan and Europe.
Afinitor/Votubia (USD 0.5 billion, –45%, –41% cc) declined in the US and Europe, driven by generic competition.

Operating income from continuing operations
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %[1]

Gross profit from continuing operations	31 879	32 239	-1	5

Selling, general and administration	-12 193	-12 827	5	0

Research and development	-9 172	-8 641	-6	-10

Other income	696	1 620	-57	-55

Other expense	-3 264	-2 335	-40	-49

Operating income from continuing operations	7 946	10 056	-21	-12

Return on net sales (%)	18.8	23.5

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Operating income from continuing operations was USD 7.9 billion (–21%, –12% cc), mainly due to higher restructuring primarily related to the implementation of the previously announced streamlined organizational model, higher impairments and lower divestment gains. Operating income margin from continuing operations was 18.8% of net sales from continuing operations, decreasing by 4.7 percentage points (-3.8 percentage points cc). Other revenues as a percentage of net sales from continuing operations increased by 0.2 percentage points (0.0 percentage points cc). Cost of goods sold as a percentage of net sales from continuing operations (0.1 percentage points cc) was in line with the prior year. R&D expenses as a percentage of net sales from continuing operations increased by 1.5 percentage points (1.0 percentage points cc). Selling, general and administration (SG&A) expenses as a percentage of net sales from continuing operations decreased by 1.1 percentage points (1.5 percentage points cc). Other income and other expense, net as a percentage of net sales from continuing operations decreased the margin by 4.5 percentage points (4.4 percentage points cc).
Non-IFRS measure Core operating income from continuing operations 1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %

Core gross profit from continuing operations	35 591	36 002	-1	5

Core selling, general and administration	-12 143	-12 756	5	0

Core research and development	-8 267	-8 150	-1	-5

Core other income	291	296	-2	8

Core other expense	-678	-901	25	20

Core operating income from continuing operations	14 794	14 491	2	10

Core return on net sales (%)	35.1	33.9

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
The adjustments made to operating income from continuing operations to arrive at core operating income from continuing operations amounted to USD 6.8 billion mainly due to amortization, impairments and restructuring, compared with USD 4.4 billion in the prior year. Core adjustments increased compared with the prior year, mainly due to higher impairments and restructuring. For more information, see “—Non-IFRS measures as defined by Novartis—2023, 2022 and 2021 reconciliation from IFRS Accounting Standards results to non-IFRS core results.”
Core operating income from continuing operations was USD 14.8 billion (+2%, +10% cc), mainly driven by higher gross margin, partly offset by higher R&D investments. Core operating income margin from continuing operations was 35.1% of net sales from continuing operations, increasing 1.2 percentage points (+1.8 percentage points cc). Other revenues as a percentage of net sales from continuing operations decreased by 0.2 percentage points (cc). Core cost of goods sold as a percentage of net sales from continuing operations was in line with the prior year. Core R&D expenses as a percentage of net sales from continuing operations increased by 0.1 percentage points (cc). Core SG&A expenses as a percentage of net sales from continuing operations decreased by 1.6 percentage points (cc). Core other income and expense as a percentage of net sales from continuing operations increased the margin by 0.5 percentage points (cc).

Research and development
The following table provides an overview of the continuing operations reported research and development expense and the non-IFRS measure core research and development expense1:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %[1]

Research and exploratory development	-2 938	-3 209	8	6

Confirmatory development	-6 234	-5 432	-15	-20

Total research and development expense	-9 172	-8 641	-6	-10

Research and development as % of net sales from continuing operations	21.7	20.2

Non-IFRS measures

Core research and exploratory development[1]	-2 784	-2 809	1	-1

Core confirmatory development[1]	-5 483	-5 341	-3	-7

Total core research and development expense	-8 267	-8 150	-1	-5

Core research and development as % of net sales from continuing operations	19.6	19.1

[1] Core research and development expense exclude impairments, amortization and certain other items. For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."

Research and exploratory development expense decreased by 8% (+6% cc) to USD 2.9 billion. Confirmatory development expense amounted to USD 6.2 billion, increasing by 15% (-20% cc) versus the prior year mainly due to higher impairment charges and higher investments in development to support acquired assets. Research and development as a percentage of net sales from continuing operations increased by 1.5 percentage points to 21.7% of net sales from continuing operations.
Total core research and development expense as a percentage of net sales from continuing operations increased by 0.5 percentage points (+0.1 percentage points cc) to 19.6% of net sales from continuing operations, mainly driven by higher investments in acquired assets.
Non-operating income and expense
The term “non-operating income and expense” includes all income and expense items outside operating income. The following table provides an overview of non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %[1]

Operating income from continuing operations	7 946	10 056	-21	-12

(Loss)/income from associated companies	-11	15 337	nm	nm

Interest expense	-800	-787	-2	-3

Other financial income and expense	42	-76	nm	nm

Income before taxes	7 177	24 530	-71	-67

Income taxes	-1 128	-1 625	31	21

Net income from continuing operations	6 049	22 905	-74	-70

Net income from discontinued operations	906	1 113	-19	-11

Net income	6 955	24 018	-71	-67

Basic earnings per share from continuing operations (USD)	2.77	10.22	-73	-69

Basic earnings per share from discontinued operations (USD)	0.42	0.49	-15	-9

Total basic earnings per share (USD)	3.19	10.71	-70	-66

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Income from associated companies
Income from associated companies was a loss of USD 11 million compared with an income of USD 15.3 billion in the prior year. This decrease was due to the divestment of our investment in Roche that closed in the fourth quarter of 2021 where a gain of USD 14.6 billion was recognized.

Interest expense and other financial income and expense
Interest expense amounted to USD 800 million, broadly in line with the prior year.
Other financial income and expense amounted to an income of USD 42 million compared with an expense of USD 76 million in the prior year, as higher interest income was only partly offset by financial expenses and currency losses.
Income taxes
The tax rate was 15.7% compared with 6.6% in the prior year period. In the prior year, the tax rate was impacted by the Roche income from associated companies (including the divestment gain recognized on the sale of our investment in Roche in December 2021), the impact of increases in uncertain tax positions and prior-year items.
For comparability, excluding these impacts, the prior year tax rate would have been 15.4% compared with 15.7% in the current year period. The increase was mainly the result of a change in profit mix.
Net income from continuing operations
Net income from continuing operations was USD 6.0 billion (–74%, –70% cc), impacted by Roche income in the prior year. Excluding the impact of Roche income, net income from continuing operations declined 9% (cc).
Earnings per share from continuing operations
Basic earnings per share from continuing operations were USD 2.77 compared with USD 10.22 in the prior year, mainly due to prior year Roche income. Excluding the impact of Roche income, basic earnings per share from continuing operations declined 7% (cc).
Non-IFRS measure Core non-operating income and expense 1
The following table provides an overview of the non-IFRS measure core non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2022	Year ended Dec 31, 2021	Change in USD %	Change in constant currencies %

Core operating income from continuing operations	14 794	14 491	2	10

Core (loss)/income from associated companies	-11	991	nm	nm

Core interest expense	-800	-787	-2	-3

Core other financial income and expense	140	-38	nm	nm

Core income before taxes from continuing operations	14 123	14 657	-4	5

Core income taxes	-2 177	-2 129	-2	-11

Core net income from continuing operations	11 946	12 528	-5	4

Core basic EPS from continuing operations (USD)	5.48	5.59	-2	6

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Core income from associated companies
Core income from associated companies was a loss of USD 11 million compared with an income of USD 991 million in the prior year. This decrease was due to the divestment of our investment in Roche that closed in the fourth quarter of 2021.
Core interest expense and other financial income and expense
Core interest expense amounted to USD 800 million, broadly in line with the prior year.
Core other financial income and expense amounted to an income of USD 140 million compared with an expense of USD 38 million in the prior year as higher interest income was only partly offset by currency losses.
Core income taxes
The core tax rate (core taxes as a percentage of core income before tax) was 15.4%, compared with 14.5% in the prior year. For comparability, excluding Roche Income from associated companies (divested in December 2021), the prior year core tax rate would have been 15.4%, in line with 15.4% in the current year.
Core net income from continuing operations
Core net income from continuing operations was USD 11.9 billion (–5%, +4% cc) as growth in core operating income from continuing operations was partly offset by the loss of Roche core income. Excluding the impact of Roche core income, core net income from continuing operations grew 13% (cc).
Core earnings per share from continuing operations
Core basic earnings per share from continuing operations was USD 5.48 (–2%, +6% cc), benefiting from lower weighted average number of shares outstanding. Excluding the impact of Roche core income, core basic earnings per share from continuing operations grew 16% (cc).

Discontinued operations
Discontinued operations net sales were USD 9.4 billion compared with USD 9.8 billion in the prior year. Operating income amounted to USD 1.3 billion, compared with USD 1.6 billion in the prior year.
Net income from discontinued operations amounted to USD 0.9 billion, compared to USD 1.1 billion in the prior year.
Total Company
Total Company net income amounted to USD 7.0 billion in 2022, compared with USD 24.0 billion in the prior year, impacted by Roche income in the prior year (see “Item 18. Financial Statements – Note 2. Significant transactions and Note 5. Associated companies”). Basic earnings per share decreased to USD 3.19 from USD 10.71. Net cash flows from operating activities for the total Company amounted to USD 14.2 billion, and free cash flow amounted to USD 13.0 billion.

Factors affecting comparability of year-on-year results of operations
Significant transactions in 2023, 2022 and 2021
The comparability of the year-on-year results of our operations for the total Company can be significantly affected by acquisitions and divestments. As part of our long-term strategy to focus Novartis as a leading medicines company, we announced and/or completed several acquisitions and divestments during 2023, 2022 and 2021.
A detailed description of significant transactions in 2023, 2022 and 2021, can be found in “Item 18. Financial Statements—Note 2. Significant transactions.”
Internal control over financial reporting
The Company’s management has assessed the effectiveness of internal control over financial reporting. The Company’s independent registered public accounting firm also issued an opinion on the effectiveness of internal control over financial reporting. Both the Company’s management and its independent registered public accounting firm concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023. For more information, see “Item 15. Controls and Procedures.”
Approach to risk management
See “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Information and control systems—Risk management” and “Item 18. Financial Statements—Note 30. Financial instruments – additional disclosures.”
Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures, and should be viewed in conjunction with the consolidated financial statements prepared in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.

Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS 29 “Financial reporting in Hyperinflation Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance, since core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standard measures and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
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
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation, we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. This new definition provides a simpler performance measure focusing on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years. The prior year free cash flow amounts have been revised to conform with the new free cash flow definition to aid in comparability.
Free cash flow is a non-IFRS measure and is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment. Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards.

Additional information
NET DEBT
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debt less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
For the table that shows the Company’s net debt, see “— Item 5.B Liquidity and capital resources — Company liquidity, financial debts and net debt.”
EBITDA
Novartis defines earnings before interest, tax, depreciation and amortization (EBITDA) as operating income, excluding depreciation of property, plant and equipment, depreciation of right-of-use assets, amortization of intangible assets, and net impairments of property, plant and equipment, right-of-use assets and of intangible assets.
(USD millions)	2023	2022	2021

Operating income from continuing operations	9 769	7 946	10 056

Depreciation of property, plant and equipment	916	967	1 005

Depreciation of right-of-use assets	259	267	279

Amortization of intangible assets	3 960	3 760	3 665

Impairments of property, plant and equipment, right-of-use assets and intangible assets, net [1]	3 142	1 711	648

EBITDA from continuing operations	18 046	14 651	15 653

Operating income from discontinued operations	265	1 251	1 633

Depreciation of property, plant and equipment	144	196	203

Depreciation of the right-of-use-assets	32	33	39

Amortization of intangible assets	171	222	238

Impairments of property, plant and equipment, right-of-use assets and intangible assets, net [2]	56	25	36

EBITDA from discontinued operations [3]	668	1 727	2 149

EBITDA	18 714	16 378	17 802

[1] There were no impairments of right-of-use assets in 2021.
[2] There were no impairments of right-of-use assets.
[3] The EBITDA from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
Enterprise value
Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Company’s liquidity.
(USD millions)	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Market capitalization	206 264	191 530	196 107

Non-controlling interests	83	81	167

Non-current financial debts	18 436	20 244	22 902

Current financial debts and derivative financial instruments	6 175	5 931	6 295

Marketable securities, commodities, time deposits and derivative financial instruments	-1 035	-11 413	-15 922

Cash and cash equivalents	-13 393	-7 517	-12 407

Enterprise value	216 530	198 856	197 142

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
2023, 2022 and 2021 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	2023	2022	2021

IFRS Accounting Standards operating income from continuing operations	9 769	7 946	10 056

Amortization of intangible assets	3 730	3 585	3 528

Impairments

Intangible assets	3 044	1 293	360

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	5	286	219

Other property, plant and equipment	39	85	40

Total impairment charges	3 088	1 664	619

Acquisition or divestment of businesses and related items

- Income	-174	-4	-66

- Expense	149	8	107

Total acquisition or divestment of businesses and related items, net	-25	4	41

Other items

Divestment gains	-225	-166	-724

Financial assets - fair value adjustments	105	260	-38

Restructuring and related items

- Income	-229	-34	-38

- Expense	1 180	1 856	865

Legal-related items

- Income	-608	-51

- Expense	66	364	170

Additional income	-602	-698	-277

Additional expense	123	64	289

Total other items	-190	1 595	247

Total adjustments	6 603	6 848	4 435

Core operating income from continuing operations	16 372	14 794	14 491

as % of net sales	36.0%	35.1%	33.9%

(Loss)/income from associated companies	-13	-11	15 337

Core adjustments to income from associated companies, net of tax			-14 346

Interest expense	-855	-800	-787

Other financial income and expense	222	42	-76

Core adjustments to other financial income and expense	208	98	38

Income taxes, adjusted for above items (core income taxes)	-2 488	-2 177	-2 129

Core net income from continuing operations	13 446	11 946	12 528

Core net income from discontinued operations [2]	889	1 406	1 566

Core net income	14 335	13 352	14 094

Core net income attributable to shareholders of Novartis AG	14 331	13 352	14 097

Core basic EPS from continuing operations (USD) [1]	6.47	5.48	5.59

Core basic EPS from discontinued operations (USD) [1,2]	0.43	0.64	0.70

Core basic EPS (USD) [1]	6.90	6.12	6.29

[1] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

[2] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income, refer to page 70.

2023, 2022 and 2021 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
2023 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	34 188	3 319	310		142	37 959

Operating income from continuing operations	9 769	3 730	3 088	-25	-190	16 372

Income before taxes from continuing operations	9 123	3 730	3 088	-25	18	15 934

Income taxes [5]	-551					-2 488

Net income from continuing operations	8 572					13 446

Net income from discontinued operations [6]	6 282					889

Net income	14 854					14 335

Basic EPS from continuing operations (USD) [7]	4.13					6.47

Basic EPS from discontinued operations (USD) [7]	3.02					0.43

Basic EPS (USD) [7]	7.15					6.90

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 472	3 319	310		142	-8 701

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 517				28	-12 489

Research and development	-11 371	411	2 737	32	-409	-8 600

Other income	1 772		-10	-174	-1 196	392

Other expense	-2 303		51	117	1 245	-890

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	222				208	430

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: cost of goods sold, research and development, other income and other expense include net impairment charges related to intangible assets; other income and other expense includes also net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: research and development include restructuring and integration cost charges; other income includes a favorable stamp duties tax settlement related to a prior periods acquisition; other income and other expense include also transitional service-fee income and expenses related to the Sandoz distribution, restructuring and integration costs charges and reversals

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; cost of goods sold and selling, general and administration includes also adjustments to provisions; research and development also include a write-off of prepaid expenses for a terminated development project; other income and other expense include fair value adjustments, divestment gains, losses and gains on financial assets, legal related items, adjustments to environmental provisions; other income includes also gains from the divestment of products and curtailment gains; other expenses also includes a fair value adjustment on a contingent receivable and other costs and items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies and foreign exchange losses

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 6.8 billion to arrive at the core results before tax amounts to USD 1.9 billion and the average tax rate on the adjustments was 28.4%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net ncome to core net income refer to page 70.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2022 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	31 879	3 427	314		-29	35 591

Operating income from continuing operations	7 946	3 585	1 664	4	1 595	14 794

Income before taxes from continuing operations	7 177	3 585	1 664	4	1 693	14 123

Income taxes from continuing operations [5]	-1 128					-2 177

Net income from continuing operations	6 049					11 946

Net income from discontinued operations [6]	906					1 406

Net income	6 955					13 352

Basic EPS from continuing operations (USD) [7]	2.77					5.48

Basic EPS from discontinued operations (USD) [7]	0.42					0.64

Basic EPS (USD) [7]	3.19					6.12

The following are adjustments to arrive at core gross profit from continuing operations

Other revenues	1 255				-86	1 169

Cost of goods sold	-11 582	3 427	314		57	-7 784

The following are adjustments to arrive at core operating income

Selling, general and administration	-12 193				50	-12 143

Research and development	-9 172	158	953		-206	-8 267

Other income	696		-1	-4	-400	291

Other expense	-3 264		398	8	2 180	-678

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	42				98	140

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies

[2] Impairments: cost of goods sold, research and development and other expense include impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income and other expense include transitional service fee income and charges related to divestments; other income also includes adjustments to provisions; other expense includes stamp duties related to an acquisition

[4] Other items: other revenues includes a net income from an outlicensing agreement; cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the restructuring initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold, selling, general and administration, research and development and other expense include adjustments to provisions and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include fair value adjustments and divestment gains and losses on financial assets and legal-related items; other income also includes gains from the divestment of products and property, curtailment gains and an adjustment to an environmental provision; other expense includes a reversal of an accrual and other costs and items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS Accounting Standards and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 6.9 billion to arrive at the core results before tax amounts to USD 1.0 billion and the average tax rate on the adjustments was 15.1%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income please refer to page 71.
[7] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2021 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	32 239	3 419			344	36 002

Operating income from continuing operations	10 056	3 528	619	41	247	14 491

Income before taxes from continuing operations	24 530	3 738	619	-14 531	301	14 657

Income taxes from continuing operations [5]	-1 625					-2 129

Net income from continuing operations	22 905					12 528

Net income from discontinued operations [6]	1 113					1 566

Net income	24 018					14 094

Basic EPS from continuing operations (USD) [7]	10.22					5.59

Basic EPS from discontinued operations (USD) [7]	0.49					0.70

Basic EPS (USD) [7]	10.71					6.29

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-11 735	3 419			344	-7 972

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 827				71	-12 756

Research and development	-8 641	109	360		22	-8 150

Other income	1 620		-45	-66	-1 213	296

Other expense	-2 335		304	107	1 023	-901

The following are adjustments to arrive at core income before taxes from continuing operations

Income from associated companies	15 337	210		-14 556		991

Other financial income and expense	-76			-16	54	-38

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights for technologies; income from associated companies includes USD 210 million for the Novartis share of the estimated Roche core items

[2] Impairments: cost of goods sold, and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: other income includes adjustments to portfolio transformation and Alcon spin-off accruals; other income and other expense include transitional service-fee income and expenses related to the Alcon distribution; other expense also includes adjustments to provisions; income from associated companies includes the gain related to the divestment of our investment in Roche; other financial income and expense includes other financial gains related to the divestment of our investment in Roche

[4] Other items: cost of goods sold, research and development, other income and other expense include net restructuring and other charges related to the company-wide rationalization of manufacturing sites; cost of goods sold, selling, general and administration, other income and other expense include other restructuring income and charges and related items; cost of goods sold, research and development, other income and other expense also include adjustments to contingent considerations; selling, general and administration, research and development, other income and other expense include adjustments to provisions; other income and other expense also include gains and losses from the divestment of products and financial assets and fair value adjustments on financial assets, adjustments to environmental provisions and legal-related items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies and a revaluation impact of a financial liability incurred through the Alcon distribution

[5] Taxes on the adjustments between IFRS Accounting Standards and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 9.9 billion to arrive at the core results before tax amounts to USD 504 million. Excluding the gain on the divestment of our investment in Roche, the tax on the total adjustments of USD 4.5 billion to arrive at the core results before tax amounts to USD 504 million and the average tax rate on the adjustments was 11.3%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income please refer to page 72.
[7] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

2023, 2022 and 2021 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
2023 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items	Other items[3]	Core results

Gross profit from discontinued operations	3 403	165	34		57	3 659

Operating income from discontinued operations	265	165	43		712	1 185

Income before taxes from discontinued operations	214	165	43		718	1 140

Income taxes [4]	208					-251

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422					889

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	6 282					889

Basic EPS from discontinued operations (USD) [5]	3.02					0.43

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 044	165	34		57	-3 788

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 728				25	-1 703

Research and development	-671		10			-661

Other income	56		-1		-24	31

Other expense	-795				654	-141

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-20				6	-14

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz distribution, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items; other financial income and expense includes the impact of IAS 29 "Financial reporting in Hyperinflation Economies" for subsidiaries operating in hyperinflation economies

[4] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 926 million to arrive at the core results before tax amounts to USD 459 million and the average tax rate on the adjustments was 49.5%.

[5] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

2022 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items	Other items[3]	Core results

Gross profit from discontinued operations	4 463	221	24		93	4 801

Operating income from discontinued operations	1 251	221	23		376	1 871

Income before taxes from discontinued operations	1 194	221	23		399	1 837

Income taxes from discontinued operations [4]	-288					-431

Net income from discontinued operations	906					1 406

Basic EPS from discontinued operations (USD) [5]	0.42					0.64

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 937	221	24		93	-4 599

The following are adjustments to arrive at core operating loss from discontinued operations

Selling, general and administration	-2 060				13	-2 047

Research and development	-824		1		2	-821

Other income	109		-2		-14	93

Other expense	-437				282	-155

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-22				23	1

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of an impairment charge related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include charges related to the Sandoz strategic review, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; other expense also includes legal-related items; cost of goods sold and selling, general and administration include adjustments to provisions and related items

[4] Taxes on the adjustments between IFRS Accounting Standards and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 643 million to arrive at the core results before tax amounts to USD 143 million and the average tax rate on the adjustments was 22.2%.

[5] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

2021 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items	Other items[3]	Core results

Gross profit from discontinued operations	4 771	236	18		70	5 095

Operating income from discontinued operations	1 633	236	34		194	2 097

Income before taxes from discontinued operations	1 607	236	34		195	2 072

Income taxes from discontinued operations [4]	-494					-506

Net income from discontinued operations	1 113					1 566

Basic EPS from discontinued operations (USD) [5]	0.49					0.70

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-5 121	236	18		70	-4 797

The following are adjustments to arrive at core operating loss from discontinued operations

Research and development	-899		9		-1	-891

Other income	232		-55		-52	125

Other expense	-412		62		177	-173

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-4				1	-3

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income and other expense include reversals of impairment charges and impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, other income and other expense include net restructuring charges related to the company-wide rationalization of manufacturing sites and other restructuring income and charges and related items; research and development includes adjustments to provisions; other income includes net gains from the divestment of a product; other income and other expense include legal related items

[4] Taxes on the adjustments between IFRS Accounting Standards and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 465 million to arrive at the core results before tax amounts to USD 12 million and the average tax rate on the adjustments was 2.6%.

[5] Earnings per share (EPS) is calculated on the amount of net income, attributable to shareholders of Novartis AG.

Reconciliation of 2021 IFRS Accounting Standards results and non-IFRS measures core results and free cash flow to exclude the impacts of the 2021 divestment of our Roche investment
To enhance investor understanding of the Company’s performance in comparison with the prior year, we presented the 2021 IFRS Accounting Standards results and non-IFRS measures core results and free cash flow excluding the impacts related to our Roche investment, due to its divestment in the fourth quarter of 2021.
The following tables provide a reconciliation of our 2021 published IFRS Accounting Standards results and the non-IFRS measures core results and free cash flow to the 2021 results, excluding the impacts related to our Roche investment, due to its divestment. The table also provides a comparison of our 2022 IFRS Accounting Standards results and non-IFRS measures core results and free cash flow from continuing operations as published with the non-IFRS measure 2021 results excluding impacts from the divestment of our Roche investment.
	2021				2022

(USD millions unless indicated otherwise)	Results as published[1]	Our Roche investment impacts excluding the divestment gain	Gain on divestment of our investment in Roche	Results excluding impacts from the divestment of our Roche investment	Results as published	Change in USD %	Change in constant currencies %

Operating income from continuing operations	10 056			10 056	7 946	-21	-12

Income from associated companies	15 337	-785	-14 556	-4	-11	nm	nm

Interest expense	-787			-787	-800	-2	-3

Other financial income and expense	-76		-16	-92	42	nm	nm

Income taxes	-1 625			-1 625	-1 128	31

Net income from continuing operations	22 905	-785	-14 572	7 548	6 049	-20	-9

Basic earnings per share (USD) from continuing operations	10.22	-0.35	-6.50	3.37	2.77	-18	-7

Effective tax rate [2]	6.6%			17.7%	15.7%

Non-IFRS measures
Core operating income from continuing operations	14 491			14 491	14 794	2	10

Core income from associated companies	991	-995		-4	-11	nm	nm

Core interest expense	-787			-787	-800	-2	-3

Core other financial income and expense	-38			-38	140	nm	nm

Core income taxes	-2 129			-2 129	-2 177	-2	-11

Core net income from continuing operations	12 528	-995		11 533	11 946	4	13

Core basic earnings per share (USD) from continuing operations	5.59	-0.45		5.14	5.48	7	16

Core effective tax rate [3]	14.5%			15.6%	15.4%

Free cash flow from continuing operations [4,5]	12 299	-522		11 777	12 123	3

[1] For information on continuing operations and discontinued operations, refer to the Overview section above in this Item 5 and “Item 18. Financial Statements - Note 1. Accounting policies “, “Item 18. Financial Statements - Note 2. Significant transactions - Significant transactions in 2023,” and “Item 18. Financial Statements - Note 31. Discontinued operations.”

[2] Effective tax rate is calculated as Income taxes divided by Income before tax.
[3] Core effective tax rate is calculated as Core income taxes divided by Core income before tax.
[4] Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See “-Non-IFRS measures as defined by Novartis."

[5] The free cash flow impact represents the dividend received in Q1 2021 from Roche in relation to the distribution of its 2020 net income.

	2021

(USD millions)	Free cash flow as published[1]	Dividends received from Roche in relation to the distribution of its 2020 net income[2]	Free cash flow excluding dividends received from Roche

Operating income from continuing operations	10 056		10 056

Adjustments for non-cash items	6 419		6 419

Operating income adjusted for non-cash items from continuing operations	16 475		16 475

Dividends received from associated companies and others	523	-522	1

Interest and other financial payments, net	-929		-929

Income taxes paid	-1 856		-1 856

Other operating cash flow items, net	-848		-848

Net cash flows from operating activities from continuing operations	13 365	-522	12 843

Purchases of property, plant and equipment	-1 066		-1 066

Free cash flow from continuing operations	12 299	-522	11 777

[1] Effective January 1, 2023, Novartis revised its definition of free cash flow, to define free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition. See “-Non-IFRS measures as defined by Novartis."

[2] In 2021, the dividend received from Roche in relation to the distribution of its 2020 net income was received in Q1 2021.
The following table provides a summary of the percentage point impact from excluding the effect of the divestment of our investment in Roche (in the fourth quarter of 2021) on the USD and constant currencies % change on key Company figures:
	In USD			In constant currencies

	% change as published 2022	% change excluding impacts from the divestment of our Roche investment 2022	Percentage point impact 2022	% change as published 2022	% change excluding impacts from the divestment of our Roche investment 2022	Percentage point impact 2022

Net income from continuing operations	-74	-20	-54	-70	-9	-61

Basic earnings per share (USD) from continuing operations	-73	-18	-55	-69	-7	-62

Free cash flow from continuing operations	-1	3	-4

Core net income from continuing operations	-5	4	-9	4	13	-9

Core basic earnings per share (USD) from continuing operations	-2	7	-9	6	16	-10

5.B Liquidity and capital resources

The following tables summarize the Company’s cash flows and net debt:
(USD millions)	2023	2022	2021

Net cash flows from operating activities from continuing operations	14 220	13 039	13 365

Net cash flows from operating activities from discontinued operations	238	1 197	1 706

Net cash flows from investing activities from continuing operations	6 719	1 904	4 897

Net cash flows used in investing activities from discontinued operations	-1 123	-436	-689

Net cash flows used in financing activities from continuing operations	-17 564	-20 681	-16 290

Net cash flows from financing activities from discontinued operations	3 286	119	26

Effect of exchange rate changes on cash and cash equivalents	100	-32	-266

Net change in cash and cash equivalents	5 876	-4 890	2 749

Change in marketable securities, commodities, time deposits and derivative financial instruments	-10 378	-4 509	14 017

Change in current and non-current financial debts and derivative financial instruments	1 564	3 022	6 847

Change in net debt	-2 938	-6 377	23 613

Net debt at January 1	-7 245	-868	-24 481

Net debt at December 31	-10 183	-7 245	-868

Cash flow
Financial year 2023 compared with 2022
Net cash flows from operating activities from continuing operations amounted to USD 14.2 billion, compared with USD 13.0 billion in 2022. This increase was mainly driven by higher net income from continuing operations adjusted for non-cash items and other adjustments, including divestment gains, which were partly offset by higher income taxes paid, mainly due to the timing of payments.
Net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion, compared with USD 1.2 billion in 2022. This decrease was mainly driven by lower net income from discontinued operations adjusted for non-cash items and other adjustments, including divestment gains and the Distribution (spin-off) of the Sandoz business on October 3, 2023.
Net cash inflows from investing activities from continuing operations amounted to USD 6.7 billion, compared with USD 1.9 billion in 2022.
The current year net cash inflows from investing activities from continuing operations were driven by net proceeds of USD 10.6 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); USD 0.3 billion from the sale of financial assets; and USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate). These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics, Inc. for USD 3.1 billion, net of cash acquired USD 0.1 billion, and the acquisition of DTx Pharma Inc. for USD 0.5 billion, net of cash acquired USD 0.1 billion); USD 1.7 billion for purchases of intangible assets; USD 1.1 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In 2022, net cash inflows from investing activities from continuing operations of USD 1.9 billion were mainly driven by net proceeds of USD 4.7 billion from the sale of marketable securities, commodities and time deposits; and USD 0.5 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 1.3 billion for purchases of intangible assets; USD 0.9 billion for purchases of property, plant and equipment; USD 0.1 billion for purchases of financial assets; and USD 0.8 billion for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc for USD 0.8 billion).
Net cash outflows used in investing activities from discontinued operations amounted to USD 1.1 billion, compared with USD 0.4 billion in 2022. The current year mainly includes the cash outflow of USD 0.7 billion due to the derecognition of cash and cash equivalents of the Sandoz business following the Distribution (spin-off) on October 3, 2023.
Net cash outflows used in financing activities from continuing operations amounted to USD 17.6 billion, compared with USD 20.7 billion in 2022.
The current year net cash outflows used in financing activities from continuing operations were mainly driven by USD 8.6 billion for net treasury share transactions; USD 7.3 billion for the dividend payment; USD 2.2 billion for the repayment of two EUR denominated bonds (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity. Payments of lease liabilities amounted to USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
In 2022, net cash outflows used in financing activities from continuing operations of USD 20.7 billion were mainly driven by USD 10.6 billion for net treasury share transactions; USD 7.5 billion for the dividend payment; USD 2.5 billion in aggregate for the repayment of two US dollar bonds; and USD 0.3 billion payments of lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the net increase in current financial debts.
The current year net cash inflows from financing activities from discontinued operations of USD 3.3 billion were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion. Net cash inflows from financing activities from discontinued operations in 2022 were USD 119 million.
Financial year 2022 compared with 2021
Net cash flows from operating activities from continuing operations amounted to USD 13.0 billion, compared with USD 13.4 billion in 2021. This decrease was mainly due to unfavorable changes in working capital and lower dividends from associated companies (2021 included the USD 0.5 billion dividends received from our investment in Roche, which was divested in the fourth quarter of 2021), partly offset by lower income taxes paid, higher interest received and favorable hedging results.
Net cash flows from operating activities from discontinued operations amounted to USD 1.2 billion, compared with USD 1.7 billion in 2021. This decrease was mainly driven by lower net income from discontinued operations adjusted for non-cash items and other adjustments, including divestment gains and unfavorable changes in working capital, which were partly offset by lower income taxes paid and lower payments out of provisions.
Net cash inflows from investing activities from continuing operations amounted to USD 1.9 billion, compared with USD 4.9 billion in 2021.
In 2022, net cash inflows from investing activities from continuing operations were mainly driven by net proceeds of USD 4.7 billion from the sale of marketable securities, commodities and time deposits; and USD 0.5 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by cash outflows of USD 1.3 billion for purchases of intangible assets; USD 0.9 billion for purchases of property, plant and equipment; USD 0.1 billion for purchases of financial assets; and USD 0.8 billion for acquisitions and divestments of businesses, net (primarily the acquisition of Gyroscope Therapeutics Holdings plc for USD 0.8 billion).
In 2021, net cash inflows from investing activities from continuing operations of USD 4.9 billion were mainly driven by proceeds of USD 20.7 billion from the divestment of our investment in Roche; USD 2.3 billion from the sale of marketable securities, commodities and time deposits; and USD 1.3 billion from the sale of intangible assets, financial assets and property, plant and equipment. These cash inflows were partly offset by USD 16.4 billion cash outflows for purchases of marketable securities and time deposits, mainly due to the investment of a portion of the proceeds from the divestment of our investment in Roche; USD 1.5 billion for purchases of intangible assets (including the upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd); USD 1.1 billion for purchases of property, plant and equipment; USD 0.2 billion for acquisitions and divestments of businesses, net; and USD 0.2 billion for purchases of financial assets.
Net cash outflows used in investing activities from discontinued operations amounted to USD 0.4 billion, compared with USD 0.7 billion in 2021. The 2021 amount includes the acquisition of GSK’s cephalosporin antibiotics business for USD 351 million.
Net cash outflows used in financing activities from continuing operations amounted to USD 20.7 billion, compared with USD 16.3 billion in 2021.
In 2022, net cash outflows used in financing activities from continuing operations were mainly driven by USD 10.6 billion for net treasury share transactions; USD 7.5 billion for the dividend payment; USD 2.5 billion in aggregate for the repayment of two US dollar bonds; and USD 0.3 billion payments of lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.3 billion from the net increase in current financial debts.
In 2021, net cash outflows used in financing activities from continuing operations of USD 16.3 billion were driven by USD 7.4 billion for the dividend payment; USD 3.0 billion for net treasury share transactions; USD 3.5 billion net decrease in current financial debts; and USD 2.2 billion for the repayment of two EUR denominated bonds (notional amount of EUR 1.25 billion and of EUR 0.6 billion) at maturity. Payments of lease liabilities and other financing cash flows resulted in a net cash outflow of USD 0.2 billion.
Net cash inflows from financing activities from discontinued operations amounted to USD 119 million, compared with USD 26 million in 2021.

Free cash flow
Free cash flow is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Free cash flow” for further information.
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
	2023			2022			2021

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments[1]	Revised Free cash flow[1]	IFRS Accounting Standards cash flow	Adjustments[1]	Revised Free cash flow[1]

Net cash flows from operating activities from continuing operations	14 220		14 220	13 039		13 039	13 365		13 365

Net cash flows from operating activities from discontinued operations	238		238	1 197		1 197	1 706		1 706

Total net cash flows from operating activities	14 458		14 458	14 236		14 236	15 071		15 071

Net cash flows from/(used in) investing activities from continuing operations	6 719	-7 779	-1 060	1 904	-2 820	-916	4 897	-5 963	-1 066

Net cash flows used in investing activities from discontinued operations	-1 123	904	-219	-436	154	-282	-689	377	-312

Total net cash flows from/(used in) investing activities [2]	5 596	-6 875	-1 279	1 468	-2 666	-1 198	4 208	-5 586	-1 378

Net cash flows used in financing activities from continuing operations	-17 564	17 564	0	-20 681	20 681	0	-16 290	16 290	0

Net cash flows from financing activities from discontinued operations	3 286	-3 286	0	119	-119	0	26	-26	0

Total net cash flows used in financing activities [3]	-14 278	14 278	0	-20 562	20 562	0	-16 264	16 264	0

Non-IFRS measure free cash flow from continuing operations [1]			13 160			12 123			12 299

Non-IFRS measure free cash flow from discontinued operations [1]			19			915			1 394

Total non-IFRS measure free cash flow [1]			13 179			13 038			13 693

[1] To aid in comparability, the prior year adjustments and free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] With the exception of purchases of property, plant and equipment, all net cash flows from/(used in) investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[3] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
(USD millions)	2023	2022	2021

Operating income from continuing operations	9 769	7 946	10 056

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	8 383	6 965	5 559

Change in provisions and other non-current liabilities	61	1 318	806

Other	728	451	54

Operating income from continuing operations adjusted for non-cash items	18 941	16 680	16 475

Dividends received from associated companies and others	2	1	523

Interest received and other financial receipts	735	323	11

Interest paid and other financial payments	-768	-693	-940

Income taxes paid	-2 787	-1 702	-1 856

Payments out of provisions and other net cash movements in non-current liabilities	-1 534	-774	-775

Change in inventories and trade receivables less trade payables	-1 571	-1 138	-565

Change in other net current assets and other operating cash flow items	1 202	342	492

Net cash flows from operating activities from continuing operations	14 220	13 039	13 365

Purchases of property, plant and equipment	-1 060	-916	-1 066

Non-IFRS measure free cash flow from continuing operations [1]	13 160	12 123	12 299

Non-IFRS measure free cash flow from discontinued operations [1,2]	19	915	1 394

Total non-IFRS measure free cash flow [1]	13 179	13 038	13 693

[1] To aid in comparability, the prior year free cash flow amounts have been revised to conform with the new free cash flow definition that was effective as of January 1, 2023.
[2] In 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million (2022: USD 915 million, 2021: USD 1 394 million) consisting of USD 238 million (2022: USD 1 197 million, 2021: USD 1 706 million) net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million (2022: USD 282 million, 2021: USD 312 million).

Financial year 2023 compared with 2022
Free cash flow from continuing operations amounted to USD 13.2 billion (+9% USD), compared with USD 12.1 billion in 2022, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, free cash flow amounted to USD 13.2 billion, compared with USD 13.0 billion in 2022.
Financial year 2022 compared with 2021
Free cash flow from continuing operations amounted to USD 12.1 billion, broadly in line with USD 12.3 billion in 2021.
For the total Company, free cash flow amounted to USD 13.0 billion, compared with USD 13.7 billion in 2021.

Condensed consolidated balance sheets
(USD millions)	Dec 31, 2023	Dec 31, 2022

Assets

Property, plant and equipment	9 514	10 764

Right-of-use assets	1 410	1 431

Goodwill	23 341	29 301

Intangible assets other than goodwill	26 879	31 644

Investments in associated companies	205	143

Deferred tax assets	4 309	3 739

Financial assets and other non-current assets	3 806	3 521

Total non-current assets	69 464	80 543

Inventories	5 913	7 175

Trade receivables	7 107	8 066

Other current assets and income tax receivables	3 033	2 739

Marketable securities, commodities, time deposits and derivative financial instruments	1 035	11 413

Cash and cash equivalents	13 393	7 517

Total current assets	30 481	36 910

Total assets	99 945	117 453

Equity and liabilities

Total equity	46 750	59 423

Liabilities

Financial debts	18 436	20 244

Lease liabilities	1 598	1 538

Deferred tax liabilities	2 248	2 686

Provisions and other non-current liabilities	4 523	4 906

Total non-current liabilities	26 805	29 374

Trade payables	4 926	5 146

Financial debts and derivative financial instruments	6 175	5 931

Lease liabilities	230	251

Provisions and other current liabilities and current income tax liabilities	15 059	17 328

Total current liabilities	26 390	28 656

Total liabilities	53 195	58 030

Total equity and liabilities	99 945	117 453

There has been a significant change to the December 31, 2023 consolidated balance sheet resulting from the presentation of the Sandoz business as discontinued operations. This follows the September 15, 2023 shareholders’ approval to spin off the Sandoz business through a dividend in kind distribution to the Novartis AG share- holders (for further information see Item 18. Financial Statements – Note 1. Accounting policies; and – Note 2. Significant transactions).
The December 31, 2022 consolidated balance sheet includes the assets and liabilities of the Sandoz business. The December 31, 2023 consolidated balance sheet excludes the assets and liabilities of the Sandoz business in the individual lines, due to the derecognition of the Sandoz business at the date of the October 3, 2023 distribution (spin-off).
The consolidated balance sheet discussion and analysis that follows excludes the impacts of the derecognition of the Sandoz business assets and liabilities at the date of the distribution (spin-off). For information on the assets and liabilities of the Sandoz business derecognized at October 3, 2023, the distribution (spin-off) date, see Item 18. Financial Statements – Note 31 – Discontinued operations – Net assets derecognized.”
Assets
Total non-current assets of USD 69.5 billion increased by USD 0.5 billion compared with December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current assets related to discontinued operations.
Intangible assets other than goodwill decreased by USD 3.3 billion mainly due to amortization and impairments and the divestment of the ‘front of eye’ ophthalmology assets, partially offset by the impact of acquisitions, including Chinook Therapeutics, Inc. and of DTx Pharma Inc., additions, and favorable currency translation adjustments.
Goodwill increased by USD 1.5 billion mainly due to the acquisition of Chinook Therapeutics, Inc and DTx Pharma Inc.
Deferred tax assets increased by USD 1.3 billion mainly due to higher deferred tax assets on intangible assets, inventory and tax loss carryforwards. Property, plant and equipment increased by USD 0.6 billion mainly as additions and favorable currency translation adjustments exceeded depreciation charge and disposals. Right-of-use assets, investments in associated companies, financial assets, and other non-current assets were broadly in line with December 31, 2022.
Total current assets of USD 30.5 billion decreased by USD 1.7 billion, compared with December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current assets related to discontinued operations.
Cash and cash equivalents, marketable securities, commodities, time deposits and derivative financial instruments decreased by USD 4.4 billion mainly due to the dividend payment, and net purchases of treasury shares and intangible assets, partially offset by the cash generated through operating activities.
Inventories increased by USD 0.9 billion. Trade receivables increased by USD 1.3 billion, mainly due to the increase in net sales. Other current assets and income tax receivables were broadly in line with December 31, 2022.
We consider our provisions for doubtful trade receivables to be adequate. We particularly monitor the level of trade receivables in countries deemed to have an elevated credit risk. We consider macroeconomic environment, historical experience, country and political risk, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments in risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these elevated credit risk countries have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect these trade receivables and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. As at December 31, 2023, amounts past due for more than one year were not significant in elevated credit risk countries.
For a table showing an overview of the aging analysis of total trade receivables and the total amount of the provision for doubtful trade receivables as at December 31, 2023, and 2022, see “Item 18. Financial Statements—Note 16. Trade receivables.”
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in “—Effects of currency fluctuations.”
Liabilities
Total non-current liabilities of USD 26.8 billion decreased by USD 1.7 billion, compared with December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current liabilities related to discontinued operations.
Non-current financial debts decreased by USD 1.8 billion mainly due to the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Non-current lease liabilities, deferred tax liabilities and provisions and other non-current liabilities were broadly in line with December 31, 2022.
Total current liabilities of USD 26.4 billion increased by USD 1.5 billion, compared with December 31, 2022, excluding the impact of the derecognition of the Sandoz business non-current liabilities related to discontinued operations.
Current financial debts and derivative financial instruments were broadly in line with December 31, 2022, as the repayment of a 0.5% coupon bond with a notional amount of EUR 750 million and a 0.125% coupon bond with a notional amount of EUR 1.25 billion was largely offset by the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Provisions and other current liabilities increased by USD 0.6 billion, mainly driven by an increase of the provisions for deductions from revenue. Trade payables increased by USD 0.9 billion. Current income tax liabilities and current lease liabilities were broadly in line with December 31, 2022.
In our key countries, Switzerland and the United States, assessments have been agreed by the tax authorities up to 2019 in Switzerland and up to 2016 in the United States, with the exception of one open United States position related to the 2007 tax filing. Uncertainties also exist on the application of a taxing right based on a German non-resident tax regulation for specific revenues derived from German registered intellectual property rights.
Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Company’s financial condition but could be material to the results of operations or cash flows in a given period.
Equity
The Company’s equity decreased by USD 12.7 billion to USD 46.8 billion, compared with December 31, 2022.
This decrease was mainly due to the dividend in kind to effect the distribution (spin-off) of Sandoz Group AG to the Novartis AG shareholders’ of USD 14.0 billion (for further information see “Item 18. Financial Statements – Note 2. Significant transactions, and Note 31 – Discontinued operations”), the cash-dividend payment of USD 7.3 billion and the purchase of treasury shares of USD 8.5 billion. This was partially offset by the net income of USD 14.9 billion, and equity-based compensation of USD 0.9 billion.

Summary of equity movements attributable to Novartis AG shareholders
	Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	2023	2022	2023 USD millions	2022 USD millions

Balance at beginning of year	2 119.6	2 234.9	59 342	67 655

Shares acquired to be canceled	-87.5	-126.2	-8 369	-10 787

Other share purchases	-1.6	-1.4	-148	-123

Exercise of options and employee transactions	2.8	1.9	146	88

Equity-based compensation	10.4	10.4	904	854

Shares delivered to Alcon employees as a result of the Alcon spin-off		0.0		5

Shares delivered to Sandoz employees as a result of the Sandoz spin-off	0.3		30

Taxes on treasury share transactions			14	14

Decrease of treasury share repurchase obligation under a share buyback trading plan				2 809

Transaction costs, net of taxes			-214

Dividends			-7 255	-7 506

Dividend in kind to effect the spin-off of Sandoz			-13 962

Net income of the year attributable to shareholders of Novartis AG			14 850	6 955

Other comprehensive income attributable to shareholders of Novartis AG			1 200	-839

Other movements			129	217

Balance at end of year	2 044.0	2 119.6	46 667	59 342

In 2023, Novartis repurchased a total of 87.5 million shares for USD 8.4 billion on the SIX Swiss Exchange second trading line. These repurchases included 52.8 million shares (USD 4.9 billion) under the USD 15 billion share buyback (announced in December 2021 and completed in June 2023) and 23.0 million shares (USD 2.3 billion) under the new up-to USD 15 billion share buyback announced in July 2023. In addition, 11.7 million shares (USD 1.2 billion) were repurchased to mitigate dilution related to participation plans of associates. Furthermore, 1.6 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 13.5 million shares (for an equity value of USD 1.1 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 75.6 million versus December 31, 2022. These treasury share transactions resulted in an equity decrease of USD 7.4 billion and a net cash outflow of USD 8.6 billion.
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
Treasury shares
As at December 31, 2023, our holding of treasury shares amounted to 233.5 million shares, or approximately 10% of the total number of issued shares. Approximately 93.8 million treasury shares were held in entities that restrict their availability for use.
As at December 31, 2022, our holding of treasury shares amounted to 284.1 million shares, or approximately 12% of the total number of issued shares. Approximately 99.0 million treasury shares were held in entities that restrict their availability for use.

Effects of currency fluctuations
We transact our business in many currencies other than the US dollar, our reporting currency.
The following table provides an overview of net sales from continuing operations and operating expenses based on IFRS Accounting Standards values for 2023, 2022 and 2021, for currencies most important to the Company:
	2023		2022		2021

Currency	Net sales from continuing operations %	Operating expenses from continuing operations %[1]	Net sales from continuing operations %	Operating expenses from continuing operations %[1]	Net sales from continuing operations %	Operating expenses from continuing operations %[1]

US dollar (USD)	42	37	40	38	38	37

Euro (EUR)	24	20	25	21	27	23

Swiss franc (CHF)	1	22	2	22	2	20

Chinese yuan (CNY)	7	4	7	4	7	4

Japanese yen (JPY)	4	2	4	2	5	3

Canadian dollar (CAD)	2	1	2	1	2	1

British pound (GBP)	2	5	2	2	3	2

Russian ruble (RUB)	1	0	2	1	1	1

Brazilian real (BRL)	2	1	2	1	1	1

Australian dollar (AUD)	1	0	1	1	1	1

Other currencies	14	8	13	7	13	7

[1] Operating expenses include cost of goods sold; selling, general and administration; research and development; other income and other expense.
We prepare our consolidated financial statements in US dollars. As a result, fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on both the Company’s results of operations as well as the reported value of our assets, liabilities and cash flows. This in turn may significantly affect reported earnings (both positively and negatively) and the comparability of period-to-period results of operations.
For purposes of our consolidated balance sheets, we translate assets and liabilities denominated in other currencies into US dollars at the prevailing market exchange rates as of the relevant balance sheet date. For purposes of the Company’s consolidated income and cash flow statements, revenue, expense and cash flow items in local currencies are translated into US dollars at average exchange rates prevailing during the relevant period. As a result, even if the amounts or values of these items remain unchanged in the respective local currency, changes in exchange rates have an impact on the amounts or values of these items in our consolidated financial statements.
Because our expenditure in Swiss francs is significantly higher than our revenue in Swiss francs, volatility in the value of the Swiss franc can have a significant impact on the reported value of our earnings, assets and liabilities, and the timing and extent of such volatility can be difficult to predict.
The Company manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. In 2023 and 2022, we entered into various contracts that change in value with movements in foreign exchange rates, to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see “Item 18. Financial Statements—Note 1. Accounting policies,” “Item 18. Financial Statements—Note 6. Interest expense and other financial income and expense,” “Item 18. Financial Statements—Note 16. Trade receivables,” “Item 18. Financial Statements—Note 29. Commitments and contingent liabilities” and “Item 18. Financial Statements—Note 30. Financial instruments – additional disclosures.”

The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Company’s consolidated financial statements:
	Average for year			Year-end

USD per unit	2023	2022	Change in %	2023	2022	Change in %

Australian dollar (AUD)	0.665	0.695	-4	0.683	0.678	1

Brazilian real (BRL)	0.200	0.194	3	0.206	0.189	9

Canadian dollar (CAD)	0.741	0.769	-4	0.755	0.738	2

Swiss franc (CHF)	1.113	1.048	6	1.189	1.081	10

Chinese yuan (CNY)	0.141	0.149	-5	0.141	0.144	-2

Euro (EUR)	1.082	1.054	3	1.107	1.065	4

British pound (GBP)	1.243	1.237	0	1.275	1.207	6

Japanese yen (JPY (100))	0.713	0.766	-7	0.707	0.757	-7

Russian ruble (RUB (100))	1.185	1.481	-20	1.111	1.380	-19

The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency. For additional information on the constant currency calculation (“cc”), see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Constant currencies.”
Currency impact on key figures
	Change in USD % 2023	Change in constant currencies % 2023	Percentage point currency impact 2023	Change in USD % 2022	Change in constant currencies % 2022	Percentage point currency impact 2022

Net sales from continuing operations	8	10	-2	-1	5	-6

Operating income from continuing operations	23	39	-16	-21	-12	-9

Net income from continuing operations	42	62	-20	-74	-70	-4

Basic earnings per share (USD) from continuing operations	49	70	-21	-73	-69	-4

Core operating income from continuing operations	11	18	-7	2	10	-8

Core net income from continuing operations	13	19	-6	-5	4	-9

Core basic earnings per share (USD) from continuing operations	18	25	-7	-2	6	-8

nm = not meaningful
For additional information on the effects of currency fluctuations, see “Item 18. Financial Statements—Note 30. Financial instruments – additional disclosures.”

Company liquidity, financial debts and net debt
The following table shows Company liquidity, financial debts and net debt:
(USD millions)	2023	2022	2021

Non-current financial debts	-18 436	-20 244	-22 902

Current financial debts and derivative financial instruments	-6 175	-5 931	-6 295

Total financial debts	-24 611	-26 175	-29 197

Less liquidity

Cash and cash equivalents	13 393	7 517	12 407

Marketable securities, commodities, time deposits and derivative financial instruments	1 035	11 413	15 922

Total liquidity	14 428	18 930	28 329

Net debt at December 31 [1]	-10 183	-7 245	-868

[1] For further information about the net debt measure, which is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Net debt.”
Financial year 2023
The Company’s net debt as at December 31, 2023, increased to USD 10.2 billion, compared with USD 7.2 billion as at December 31, 2022.
Total financial debts amounted to USD 24.6 billion as at December 31, 2023, compared with USD 26.2 billion as at December 31, 2022. Non-current financial debts decreased by USD 1.8 billion mainly due to the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Current financial debts and derivative financial instruments were broadly in line with December 31, 2022, as the repayment of a 0.5% coupon bond with a notional amount of EUR 750 million and a 0.125% coupon bond with a notional amount of EUR 1.25 billion was largely offset by the reclassification of USD 2.1 billion from non-current to current financial debts of a USD denominated bond with notional amount of USD 2.2 billion maturing in 2024.
Novartis has two US commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.1 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 3.3 billion under these three programs were outstanding as per December 31, 2023 (2022: USD 2.8 billion).
Novartis also has a committed credit facility of USD 6.0 billion. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. The facility matures in September 2025 and was undrawn as per December 31, 2023, and December 31, 2022.
Total liquidity decreased to USD 14.4 billion compared with USD 18.9 billion as at December 31, 2022.
As of year-end 2023, Moody’s Investors Service rated the Company A1 for long-term maturities and P-1 for short-term maturities and S&P Global Ratings rated the company AA- for long-term maturities and A-1+ for short-term maturities.
Financial year 2022
The Company’s net debt as at December 31, 2022, increased to USD 7.2 billion, compared with USD 0.9 billion as at December 31, 2021.
Total financial debts amounted to USD 26.2 billion as at December 31, 2022, compared with USD 29.2 billion as at December 31, 2021. Non-current financial debts decreased by USD 2.7 billion, mainly due to the reclassification of USD 2.3 billion from non-current to current financial debts of two EUR denominated bonds with notional amounts of EUR 750 million and EUR 1.25 billion maturing in 2023 and favorable foreign currency translation adjustments of USD 0.4 billion.
Current financial debts and derivative financial instruments decreased by USD 0.4 billion, mainly due to the repayment of two US dollar bonds of USD 1.0 billion and USD 1.5 billion, the closure during the third quarter of 2022 of the interest-bearing accounts of employees payable on demand, which amounted to USD 1.8 billion as at December 31, 2021, and favorable currency translation adjustments, partly offset by the reclassification from non-current to current financial debts of USD 2.3 billion and an increase of USD 1.9 billion in commercial paper.
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
Total liquidity decreased to USD 18.9 billion compared with USD 28.3 billion as at December 31, 2021.
As of year-end 2022, Moody’s Investors Service rated the Company A1 for long-term maturities and P-1 for short-term maturities and S&P Global Ratings rated the company AA- for long-term maturities and A-1+ for short-term maturities.
For the tables showing the maturity schedule of our current financial assets, current and non-current financial debts and net debt as at December 31, 2023 and December 31, 2022, see “Item 18. Financial Statements—Note 30. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk.”
For a description of risks and restrictions on the ability of subsidiaries to transfer funds to the Company via cash dividends, loan or advances, see “—Liquidity/short-term funding” and “Item 18. Financial Statements—Note 30. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments.”
Information regarding the Company’s material contractual obligations and commitments as of the end of 2023 are provided in “—Material contractual obligations and commitments.”
Liquidity and financial debt by currency
The following table provides a breakdown of liquidity and financial debt by currency as at December 31:
	Liquidity in % 2023[1]	Liquidity in % 2022[1]	Liquidity in % 2021[1]	Financial debt in % 2023[2]	Financial debt in % 2022[2]	Financial debt in % 2021[2]

USD	67	85	92	67	62	57

CHF	7	4	4	7	6	12

EUR	22	7	2	23	29	27

JPY				1	1	1

Other	4	4	2	2	2	3

	100	100	100	100	100	100

[1] Liquidity includes cash and cash equivalents and marketable securities, including debt securities, commodities and time deposits.
[2] Financial debt includes non-current and current financial debt.
Bonds
In August 2023, a 5-year EUR denominated bond of EUR 750 million with a coupon of 0.50% was repaid at maturity.
In September 2023, a 7-year EUR denominated bond of EUR 1.25 billion with a coupon of 0.125% was repaid at maturity.
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
Liquidity/short-term funding
The Company’s liquidity amounted to USD 14.4 billion as at December 31, 2023, compared with USD 18.9 billion as at December 31, 2022. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 24.6 billion as at December 31, 2023, compared with USD 26.2 billion as at December 31, 2022.
The debt/equity ratio increased to 0.53:1 as at December 31, 2023, compared with 0.44:1 as at December 31, 2022. The net debt increased to USD 10.2 billion as at December 31, 2023, compared with USD 7.2 billion as at December 31, 2022.
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
Certain countries have legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances, but these restrictions do not have an impact on the ability of the Company to meet its cash obligations.
We are not aware of any significant demands to change the level of liquidity needed to support our normal business activities. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in previous years and raised funds through our commercial paper programs.
The maturity schedule of our net debt can be found in “Item 18. Financial Statements—Note 30. Financial instruments - Additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk.”

Material contractual obligations and commitments
The Company’s material contractual obligations and commitments, entered into from time to time, consist of the following:
• Non-current financial debt, including current portion (see “Item 18. Financial Statements—Note 20. Non-current financial debt”). For the table showing the maturity schedule of our current and non-current financial debt, see “Item 18. Financial Statements—Note 30. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments— Liquidity risk”;
• Leases on assets used in operations entered into in the ordinary course of business (see “Item 18. Financial Statements— Note 11. Right-of-use assets and lease liabilities”);
• Long-term research and development agreements with various institutions and pharmaceutical companies related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements (see “Item 18. Financial Statements—Note 29. Commitments and contingent liabilities—Research and development commitments”);
• Commitments related to the acquisition of businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future (see “Item 18. Financial Statements—Note 29. Commitments and contingent Liabilities—Other commitments”). In addition, certain business acquisition arrangements include contingent payments, which the shareholders of the acquired company are eligible to receive upon the achievement of specified milestones. For the table showing the maturity schedule of contingent consideration liabilities, see “Item 18. Financial Statements—Note 30. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk”;
• Independent pension and other post-employment benefit plans (see “Item 18. Financial Statements – Note 26. Post-employment benefits for employees”); and
• Property, plant and equipment purchase commitments in the ordinary course of business (see “Item 18. Financial Statements—Note 10. Property, plant and equipment”).

5.C Research and development, patents and licenses

Our research and development spending from continuing operations totaled USD 11.4 billion, USD 9.2 billion and USD 8.6 billion (non-IFRS measure core research and development from continuing operations USD 8.6 billion, USD 8.3 billion and USD 8.2 billion) for the years 2023, 2022 and 2021, respectively.
Novartis has numerous products in various stages of development. For further information on these policies and these products in development, see “Item 4. Information on the Company—Item 4.B Business overview.”
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

5.E Critical accounting estimates

See “Item 18. Financial Statements—Note 1. Accounting policies” for Critical accounting estimates.

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Board of Directors” and “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Executive Committee” is incorporated by reference.

6.B Compensation

Dear shareholder,
On behalf of the Compensation Committee, I am pleased to present our 2023 Novartis Compensation Report.
2023 company performance
Novartis delivered a very strong performance in 2023, with a robust strategic (Sandoz spin-off), financial (top-and bottom-line growth) and innovation (large number of positive Phase III readouts) performance. The performance of our product portfolio (including Entresto, Kesimpta, Kisqali and Scemblix) together with the optimization of our commercial and supporting functions contributed to sales growth of 10% (constant currencies ‘cc’) and core operating income growth of 18% (cc), compared with the previous year. Innovation highlights included positive results from several Phase III clinical trials for investigational medicines with significant sales potential, including Pluvicto, remibrutinib and iptacopan, as well as additional approval indications for Entresto (for pediatric heart failure) in the EU and Cosentyx (for hidradenitis suppurativa) in the EU and US. Regulatory submissions were completed for Kisqali (for early breast cancer) in the EU and US. Transactions provided further substance to the pipeline, notably with the acquisition of Chinook Therapeutics to strengthen our renal portfolio. The one-year 2023 TSR performance of 26% was in the top 3 of our global healthcare peers.
On October 4, 2023, we successfully spun off our Sandoz generics and biosimilars business, through a dividend-in-kind distribution to holders of Novartis shares and American Depositary Receipts (ADRs). Each holder received one Sandoz share for every five Novartis shares or one Sandoz ADR for every five Novartis ADRs. While shareholders received the aforementioned dividend in kind, Performance Share Unit (PSU) and Restricted Share Unit (RSU) holders, including active and former members of the Executive Committee of Novartis (ECN), received instead ‘keep whole awards’ with the same vesting and performance conditions as the underlying award. This ensured award holders were treated on an economically consistent basis to Novartis shareholders. For more information, see “—Sandoz equity restoration plan.”
2023 realized compensation
The company’s performance in 2023 resulted in an Annual Incentive payout of 185% for the CEO, and in a Long-Term Performance Plan (LTPP) 2021-2023 payout of 122%. These factors, together with an increase of 16% in the vesting price of the 2021-2023 LTPP (when adjusted for the Sandoz spin-off) resulted in the total realized CEO compensation of CHF 16 248 178 in 2023. These three outcomes contributed to the vast majority of the year-on-year increase in realized pay for the CEO. They also impacted the compensation outcome for the other members of the ECN, whose total aggregated compensation was CHF 47 205 005. For details on the realized compensation, see “—CEO and Executive Committee 2023 realized compensation.”
Changes to the executive compensation system in 2024
As part of our annual review, we identified that our existing CEO compensation practices placed us in the lowest quartile versus global healthcare peers. We engaged extensively with our largest shareholders and proxy advisors to collect feedback about our executive compensation framework, in particular the challenges that European companies face in the competition for talent. Following this engagement and the overall positive nature of the feedback received, the Compensation Committee and the Board of Directors agreed that it is necessary to take a global perspective to attract and retain the best talent at the top of the organization, and that the company could be more competitive in this regard. As a result, and while still mindful of the expectations of European-based investors and proxy advisors, we made the following changes to our compensation system, effective January 1, 2024:
• CEO target compensation: We aspire to continue growing our global business, with a particular focus on the US market. Aligned with this aspiration and our compensation philosophy, the Board of Directors decided to adjust the CEO target pay in a way that preserves alignment with shareholders. Specifically, we increased the LTPP target, which is fully performance driven based on three-year forward-looking targets, from 325% to 400% as a percentage of annual base salary. The additional two-year holding period for the CEO remains unchanged, thereby restricting the equities from sale for five years. The Compensation Committee will continue to set stretch targets, with a robust assessment at the end of the cycle. No changes were made to the CEO base salary (beyond ordinary salary increases received by other Swiss employees) or the Annual Incentive target. This is the first significant increase in CEO target pay since 2019 and places his target compensation just above the lowest quartile of global healthcare peers, based on the last disclosed proxy information.
• Annual Incentive metrics: The Compensation Committee agreed to replace operating income with core operating income in our ECN Annual Incentive. The Compensation Committee agreed that core operating income, which excludes certain one-time or non-recurring items, represents a better measure of the Company’s underlying performance. Additionally, core-adjusted metrics are more commonly used by our global healthcare peers, which would enable easier peer performance comparisons.
• Share ownership and Annual Incentive deferral: The Compensation Committee strongly affirms a commitment to the principle of aligning the interests of executives with shareholders. To that end, we will continue to enforce an obligation that all ECN members become meaningful shareholders with a requirement to hold a multiple of their salary in Novartis shares. Currently, the Annual Incentive has a 50% mandatory deferral into equity, which is blocked for three years. The Compensation Committee decided that this aspect of the Annual Incentive should be more in line with relevant market practice. For this reason, once an ECN member has met their shareholding requirement, the portion of the Annual Incentive that is mandatorily deferred will be reduced to 30%. To reinforce strong shareholder alignment, the CEO’s shareholding requirement will simultaneously be increased from 5x to 6x annual base salary.
For more information about these changes, see “—2024 Executive Committee compensation system changes and increases.”
2023 compensation report structure and disclosure
The Compensation Committee decided to make the following changes to the 2023 Novartis Compensation Report:
• The Compensation Report has been reorganized to enhance its readability. For this reason, a detailed presentation of executive compensation outcomes can be found in the first part, and an explanation of our underlying compensation philosophy, system and governance in the second part. The Board compensation and governance information is in the final section. We trust that you will find this new structure more accessible.
• In response to shareholder feedback, we provide more disclosure and transparency in the CEO balanced scorecard, with an increased focus on the link between pay and performance.
• Aligned with our evolution from an organization with separate divisions each with a separate leader into a focused medicines company, we disclose target pay for the CEO (as the highest paid), the CFO and the Presidents of our International and US organizations individually, while all other ECN target pay is aggregated, see “—Compensation at grant value for the CEO and Executive Committee”. The Compensation Committee believes that this approach is more commercially appropriate while also maintaining our disclosure at the upper end of Swiss practice. Notwithstanding this change, we continue to disclose the CEO and ECN realized pay, as well as any significant individual pay increases, buyouts and exit packages.
2024 Annual General Meeting (AGM)
On behalf of the Compensation Committee, I would like to thank shareholders for their input and engagement during the consultation process. This has helped us shape the improvements to our compensation system presented here, as well as the changes in the format of the Compensation Report.
At the 2024 AGM, as with prior years, shareholders will be asked to vote on:
• The maximum aggregate amount of compensation for the Board of Directors from the 2024 AGM to the 2025 AGM
• The maximum aggregate amount of compensation for the ECN for the financial year 2025
• This 2023 Compensation Report
We trust that this Report and our 2024 Say-on-Pay brochure provides you with the information required for you to vote in favor of the above. We continue to welcome your feedback, which is invaluable in driving improvements in our compensation system and practices.
Simon Moroney, D.Phil.
Chair of the Compensation Committee

Executive Committee and Board 2023 compensation at a glance

CEO pay for performance
2023 Annual Incentive% of target200%150%100%50%0%MaximumPayout: 185% of targetTarget2021-2023 Long-Term Performance Plan (LTPP) cycle% of target200%150%100%50%0%MaximumTargetPayout: 122% of target3rd party sales CAGR1(102% of target)Core operating income CAGR (158% of target)Innovation (108% of target)Relative TSR (120% of target)
1 CAGR = compound annual growth rate
CEO and Executive Committee total realized compensation
The 2023 total realized compensation for the CEO and Executive Committee members was CHF 63 453 183. For more information, see “—2023 CEO Annual Incentive balanced scorecard”, “ —2021-2023 LTPP cycle performance outcomes” and “ —CEO and Executive Committee 2023 realized compensation.”

		2023 annual base salary	2023 pension benefits	2023 Annual Incentive	2021 - 2023 LTPP cycle	Other 2023 compensation

	Currency	Cash (amount)	Amount	Cash & Equity	Equity (value at vesting date)	Amount	Total realized compensation (incl. share price movement)

Vasant Narasimhan (CEO)	CHF	1 822 334	170 125	5 075 255	8 921 546	258 918	16 248 178

Aggregate realized compensation of the other 11 Executive Committee members, including the member who stepped down during the financial year 2023	CHF	8 551 936	1 627 708	15 449 571	15 100 093	6 475 697	47 205 005

Total	CHF	10 374 269	1 797 833	20 524 826	24 021 639	6 734 615	63 453 183

Board compensation
The total actual compensation earned by Board members in the 2023 financial year is shown in the table below. For more information, see “—Board member total compensation earned for the financial year 2023.”
CHF	2023 total compensation

Board Chair	3 803 784

Other members of the Board	4 787 933

Total	8 591 717

CEO compensation and performance

2023 fixed pay and benefits
Annual base salary
The CEO 2023 annual base salary was: CHF 1 828 900 (2.2% salary increase effective as of March 1, 2023, in line with ordinary salary increases received by other Swiss employees).

Pension and other benefits
The CEO is a member of the Novartis Swiss pension funds, which provide company contributions on the base salary and Annual Incentive up to the legal cap on the insured salary of CHF 882 000. No supplementary pension plans or savings plans are provided. The CEO’s employer pension contributions represent 9.3% of the base salary.

2023 CEO Annual Incentive balanced scorecard
This section presents the balanced scorecard for the CEO. Financial performance is measured in constant currencies (cc) to reflect operational performance that can be influenced. Performance outcomes for compensation purposes may differ from reported numbers in accordance with our compensation adjustments policy e.g. to reﬂect any currency impacts.
TargetMeasureWeight (%)TargetPerformanceachievementFinancial performance160Significantly AboveGroup 3rd Party Sales (cc, USD million)244989752 282Significantly aboveGroup Operating Income (cc, USD million)18983310 673Significantly aboveGroup Free Cash Flow as a % of 3rd party sales (cc)1824.6%26.8%Significantly above1Group 3rd Party Sales, Group Operating Income and Group Free Cash Flow as a % of 3rd party sales include the continuing operations’ financial performance for the year ended December 31, 2023 and the Sandoz discontinued operations’ financial performance for the nine months ended September 30, 2023.
Financial targets were re-calibrated following the Sandoz spin-off by excluding Q4 2023 Sandoz targets. This was to ensure targets were as stretched as the original targets after excluding the impact of Sandoz; and that they remain consistent with our financial reporting.

2023 CEO Annual Incentive balanced scorecard (continued)
In addition to the financial targets, the CEO also has five equally weighted strategic objectives across key priority areas, including targets related to environmental, social and governance (ESG) matters. We provide a summary of those targets that most influenced performance and their relevant achievements below. More details can be found in the Novartis in Society Integrated Report 2023.
TargetMeasureWeight (%) / PerformanceachievementStrategic objectives40 AboveAdvance our new focused strategy•Sandoz spin-off successfully completed as planned on October 4, 2023 with positive value creation•More than 15 business development and M&A deals signed, strengthening the pipeline across key therapeutic areas and technology platforms AboveMaintain growth momentum and ensure successful launches•Strong sales performance for growth drivers: Entresto, Cosentyx, Kesimpta, Kisqali and Zolgensma were 105% of 2023 target in cc•Recent launches: Leqvioand Pluvicto, delivered 105% of 2023 target in cc•Fabhalta (iptacopan) launch preparations on track, after US approval was secured for paroxysmal nocturnal hemoglobinuria (PNH) in DecemberSignificantly aboveDeliver pipeline and drive R&D productivity•22 regulatory approvals achieved in US, EU, China and Japan, including: Cosentyx for hidradenitis suppurativa (HS) in US and EU; intravenous (IV) formulation of Cosentyx in US; Leqvio for hypercholesterolemia in Japan and China•18 submissions filed in the US, EU, China and Japan, including for Fabhalta (iptacopan) for PNH in EU and Japan and Kisqali(for early breast cancer) in EU and US•Nine positive phase III readouts/presentations including for Kisqali, Pluvicto, iptacopan, Lutathera, remibrutinib and atrasentan•Strong progress was made in the early-stage pipeline, with seven new molecular entity first patient first visits (NME FPFVs) and six pivotal trial-enabling first patient first visits (PTE-FPFVs), including two NMEs •23 entries were made into the pre-clinical portfolioAboveExecute on operational excellence & productivity•Core Margin exceeded target 37.9% in cc (vs. 2023 target 36.2%), when including policy adjustments and considering 3rd party sales •Organizational transformation initiated in 2022 was largely completed and is on track to deliver over USD 1.5bn in savings• Technology transformation programs for our new ERP (Enterprise Resource Planning) system and master data management are on track•Increased weekly production of Pluvictofollowing US and EU production approval in Milburn and Zaragoza sites. Expanded capacity of sites in Slovenia and Italy to support Kisqalidemand•99.1% regulatory inspections of clinical and manufacturing operations acceptableSignificantly aboveStrengthen foundations (ESG/ Human Capital) •Targets for our sustainability-linked bond were exceeded: 1.6m patients reached in LMICs with strategic innovative therapies (vs. 2023 target 1.1m); 28.7m patients reached with flagship programs (vs. 2023 target 22.6m)•Invested USD 98.4m in R&D for neglected tropical diseases and malaria•100% new launches with a global access strategy (vs. 2023 target 100%)•Reduction of greenhouse gas emissions by 63%, water consumption by 50%, and waste sent for disposal by 66% (all in our own operations; vs 2016 baseline)•Employee engagement score was 75 (vs. industry benchmark of 74), an increase of 2 percentage points over prior year •Employee share purchase plan on track: launched in North America, 27 countries in Europe, and 11 countries in Asia and the Middle East. A rollout to employees in other countries is scheduled in the near future•EPIC commitments achieved: 48% female representation in management (vs. 2023 aspiration of 48%52%); 98% of total headcount with pay transparency to external and/or internal benchmarks, where available (100% when considering exclusions mainly due to contractual or legal constraints and the ongoing integration of acquired businesses); pay gap at -0.9%, compared with external median +19%; 100% of recruitment no longer using historical salary data•100% of eligible suppliers risk-assessed using our External Partner Risk Management frameworkAboveTotal100Overall assessment and payout for CEOSignificantly AboveNovartis delivered a very strong performance in 2023, surpassing its targets on almost all measures, a significant improvement versus 2022. Financial results exceeded target due to a strong performance on sales and significant savings from our organizational restructuring. Our TSR performance for the year 2023 was in the top quartile of the industry. Strategic objectives were also well executed: the spin-off of Sandoz was completed in Q4 2023 and our organic pipeline made good progress with several positive clinical trial results and important regulatory filings. We maintained strong positions in our priority ESG ratings, underscoring our progress in delivering on our ESG commitments. In view of these achievements, the Board of Directors decided on an Annual Incentive payout of 185% (within the range of 0200%), leading to a total amount ofCHF 5 075 255.

2021-2023 LTPP cycle performance outcomes
The charts below illustrate the performance of the 2021-2023 LTPP cycle against target. These targets were introduced in early 2021 during the Covid pandemic and were set at ambitious levels relative to prevailing market and internal expectations at that time. The Board reviewed these targets again at the end of the cycle and decided they are still appropriate.
As with the Annual Incentive, the financial LTPP targets were recalibrated to take the Sandoz spin-off into account. Given that these metrics measure the compound annual growth rate, Sandoz targets were removed for the financial year 2023. For the relative TSR measure, the dividend in kind distribution was treated as a one-time dividend that is not reinvested. A similar approach was taken for the targets in other ongoing cycles.
3rd pARTY sales CAGR(25% weighting)Vesting range 0–200% of target8%6%4%2%0%Maximum: 8.8% (CAGR)Actual: 5.9% (CAGR)Target: 5.8% (CAGR)3rd party sales CAGR payout102% of targetNotes: A minimum achievement of 3.2% CAGR was required to receive a payout under this performance measureNovartis achieved 3rd party sales CAGR of 5.9% (in constant currencies – cc) against the 5.8% target set at the beginning of the performance cycle, in large part due to Entresto, Kesimpta and Promacta, partly offset by Beovu, Kymriah and Cosentyx.Following the application of the payout curve, the 3rd party sales CAGR (cc) achievement generates a payout factor of 102% for this metric.Core operating income (COI) CAGR(25% weighting)Vesting range 0–200% of target14%10.5%7%3.5%0%Maximum: 14.4% (CAGR)Actual: 12.3% (CAGR)Target: 8.4% (CAGR)COI CAGR payout158% of targetNotes: A minimum achievement of 2.8% CAGR was required to receive a payout under this performance measureNovartis achieved a COI CAGR of 12.3% (cc) against the 8.4% target set at the beginning of the performance cycle as a result of significant productivity savings generated from the creation of our new organizational structure. Following the application of the payout curve, the COI CAGR (cc) achievement generates a payout factor of 158% for this metric.Relative Total Shareholder Return (TSR)(25% weighting)Novartis position Payout rangein the peer group(% of target)Position 1 – 2Position 3 – 5Position 6 – 8Position 9 – 15170% – 200% 130% – 160%80% – 120%0%Actual ranking 6th = 120% of targetTSR for the 2021-2023 cycle was 31.2%. As a result, Novartis ranked No. 6 out of 15 healthcare companies (including Novartis) resulting in a payout of 120% for this metric.Innovation(25% weighting)The following outcomes were considered in our 2021-2023 LTPP cycle innovation performance:•Cosentyx approved in the EU for childhood arthritic conditions; approved in the EU and US for HS; IV formulation approved in US •Entresto approved in the EU for pediatric heart failure; extending regulatory data protection to November 2026•Kymriah approved in the EU and US for adults with relapsed or refractory follicular lymphoma•Pluvicto approved in the US for the treatment of progressive PSMA positive mCRPC•Kisqali submissions in EU and US (for early breast cancer)•Iptacopan submission in EU and approval in US for patients with PNH•Submissions for Pluvicto treating metastatic castration-resistant prostate cancer, ligelizumab in chronic spontaneous urticaria and canakinumabas adjuvant treatment in non-small cell lung cancer were delayed or not submitted•In Biomedical Research, 19 pivotal trial enabling First Patient First Visits were achieved. Two Oncology targeted therapies and two radio-ligand NMEs were progressed to clinical investigationBased on input from the Science & Technology Committee (STC), the Board of Directors approved a payout of 108% for this metric.2021-2023 LTPP CYCLE PayoutOverall, the Board of Directors approved a 2021-2023 LTPP cycle payout at 122% of target, within the range of 0–200%. This resulted in an LTPP payout of CHF 8 921 546 for the CEO, including dividend equivalents of CHF 759 557 and Keep Whole Awards of CHF 523 862. The Committee did not exercise any discretion in relation to the vesting or share price changes following the spin-off.3rd party sales CAGR102% x 25%+COI CAGR158% x 25%+Innovation108% x 25%+Relative TSR120% x 25%Final vesting122% of target

Historic CEO incentive payouts since appointment
The table below presents the CEO Annual Incentive and LTI payouts over the last six years since his appointment, out of a maximum of 200%. The average Annual Incentive and LTI payouts over this period were 132% and 111%, respectively. The high variability of the incentive payouts demonstrates a strong link between pay and performance, and provides evidence of stretch in the targets. For instance, the three lowest LTI payouts correspond to the cycles for which relative TSR performance was below the median of the peer group, and the payout was therefore 0% under this metric.
Year ending	2018[1]	2019[1]	2020[1]	2021	2022	2023

STI payout	145%	160%	100%	100%	100%	185%

LTI payout	99%	157%	126%	107%	57%	122%

[1] For these cycles, two LTI plans existed: LTPP and LTRPP. Payouts represent the average CEO weighted payout
Interim update regarding ongoing LTPP cycles
How performance is tracking against target for our ongoing LTPP performance cycles is reported below.
2022-2024 LTPP cycle
After the first two years of the three-year LTPP cycle, 3rd party sales CAGR and core operating income CAGR are tracking ahead of target. Innovation is on track. At the end of 2023, the relative TSR for Novartis was above median among our global healthcare peer group.
Performance measures	Tracking

3rd party sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

2023-2025 LTPP cycle
After the first year of the three-year LTPP cycle, 3rd party sales CAGR and core operating income CAGR are ahead of target and innovation is tracking on target. At the end of 2023, the relative TSR for Novartis was in the top three of our global healthcare peer group.
Performance measures	Tracking

3rd party sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

On or ahead of target

CEO and Executive Committee

2023 compensation of joining and departing Executive Committee members
Appointment of President, International
Patrick Horber
Patrick Horber joined the Executive Committee on December 1, 2023 as President, International. In line with the buyout policy of Novartis (see “—CEO and Executive Committee: appointments”), to replace entitlements forfeited from his previous employer as a result of joining Novartis, he was granted buyout awards of CHF 1 058 274 in cash to be paid out in March 2024 as well as CHF 3 084 694 in target PSUs and CHF 2 292 624 in RSUs, both of which will vest between 2024 and 2026.
Departure of President, Innovative Medicines International & Chief Commercial Officer
Marie-France Tschudin
Marie-France Tschudin stepped down from the Executive Committee on September 15, 2023 and started her notice period on October 1, 2023. In determining her termination arrangement, the Compensation Committee ensured that contractual entitlements were respected, and all payments are in line with our plan rules and the Swiss Code of Obligations.
Per policy (see “—CEO and Executive Committee: termination arrangements”), during her 12-month notice period, Marie-France is entitled to her base salary, pension, Annual Incentive and other benefits. No severance payments were made. Outstanding equity grants will vest in line with the respective plan rules and are subject to malus and clawback, including requirements defined by the U.S. Securities and Exchange Commission, as well as non-compete restrictions. No new LTPP grants will be made during the notice period.

CEO and Executive Committee 2023 realized compensation
To aid shareholders’ understanding of the link between pay and performance, the Compensation Report discloses the realized compensation for the CEO on an individual basis, and for the other ECN members on an aggregated basis. Disclosing realized compensation means that the Annual Incentive and the LTPP are disclosed at the end of their respective performance cycles, reflecting actual payouts based on performance.
The total actual payout may vary year on year depending on multiple factors, including the composition of the Executive Committee and the tenure of its members (as new members may not have equity vestings), compensation increases, payout of variable compensation based on actual performance, share price fluctuations, and dividend equivalents.
The table below shows compensation for all ECN members for the 2023 financial year, including base salary, pension, other benefits, 2023 Annual Incentive, 2021-23 LTPP cycle payout, and any buyouts paid or vesting within the year. Base salary increases were in line with the average of other Novartis employees, with the exception of three individuals as disclosed in Item 6B of the 2022 Annual Report. The portion of the Annual Incentive paid in shares for the year 2023 is disclosed using the underlying value of Novartis shares at the date of grant. The realized values of any other equity awards (including dividend equivalents) are calculated using the share price on the date of vesting. The table also includes the total 2022 realized compensation for all Executive Committee members for comparative purposes.
To determine the appropriateness of 2023 CEO and executive compensation payouts under the Annual Incentive and LTPP, the Board of Directors and the Compensation Committee reviewed management’s performance against targets set at the beginning of the cycles as described in “—2023 CEO Annual Incentive balanced scorecard” and “—2021-2023 LTPP cycle performance outcomes.”
The incentive performance outcomes, combined with base salary and other benefits, pension, keep whole awards and dividend equivalents, resulted in 2023 total realized compensation for the CEO of CHF 16 248 178.
Realized compensation for the CEO and Executive Committee (2023 compared with 2022)
	2023			2022

In CHF (gross) [1]	CEO	Other ECN[2]	Total	CEO	Other ECN[3]	Total

Annual Base Salary	1 822 334	8 551 936	10 374 269	1 786 500	9 122 792	10 909 292

Annual Incentive (performance achieved)	5 075 255	15 449 571	20 524 826	2 684 321	10 130 159	12 814 480

Thereof cash	2 537 599	6 149 179	8 686 778	1 342 125	4 211 841	5 553 966

Thereof equity	2 537 656	9 300 392	11 838 048 [4]	1 342 196	5 918 318	7 260 514 [5]

LTPP	8 921 546	15 100 093	24 021 639 [6]	3 307 422	10 025 047	13 332 469 [7]

Other payments [8]	258 918	6 475 697	6 734 615 [9]	499 445	9 716 294	10 215 739

Pension benefits [10]	170 125	1 627 708	1 797 833 [11]	174 488	1 978 304	2 152 792 [12]

Total	16 248 178	47 205 005 [13]	63 453 183	8 452 176	40 972 595 [14]	49 424 771

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8986, which is the same average exchange rate used in the Company's 2023 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] Aggregate realized compensation of the other 11 Executive Committee members, including Marie-France Tschudin who stepped down during the financial year 2023.
[3] Aggregate realized compensation of the other 15 Executive Committee members, including the members who stepped down during the financial year 2022. For more information, see item 6B of the 2022 Annual Report.

[4] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2024) of CHF 93.53 per Novartis share and USD 107.55 per ADR.

[5] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 25, 2023) of CHF 85.30 per Novartis share and USD 92.81 per ADR.

[6] The amount represents the underlying share value of the 264 799 realized LTPP PSUs to the CEO and other Executive Committee members for the 2021-2023 LTPP cycle, including dividend equivalents for the three-year cycle of value CHF 759 557 for the CEO and CHF 1 228 736 for the other Executive Committee members, including the one who stepped down during the financial year 2023. The taxable value is determined using the closing share price, on the day the payout factor is approved by the Board of Directors (i.e., January 24, 2024), of CHF 93.53 per Novartis share and USD 107.55 per ADR. Includes vested keep-whole shares received in connection to the Sandoz spin-off. Robert Kowalski was promoted to the Executive Committee during the course of the 2021 performance period, and Victor Bulto during the course of the 2022 performance period. As such, the information disclosed reflects their pro-rata 2021-2023 LTPP payouts attributable to the period in which they were members of the Executive Committee. Shreeram Aradhye rejoined Novartis, and Patrick Horber, Aharon Gal and Fiona Marshall joined Novartis after the 2021-2023 LTPP awards were made, and therefore did not receive an LTPP award for the 2021-2023 LTPP cycle.

[7] Based on the closing share price of January 25, 2023 of CHF 85.30 per Novartis share and USD 92.81 per ADR for all members.
[8] Includes any other perquisites, benefits in kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). The compensation and benefits elements related to the period after the step-down dates are also reported under ‘other payments’.

[9] Includes 2 042 realized PSUs, which vested on March 31, 2023 and 6 212 realized RSUs, which vested on May 1, 2023 and a cash buyout of CHF 469 071 (for a total value of CHF 1 553 135), to Fiona Marshall in lieu of the Annual Incentive and LTI that she forfeited when leaving her previous employer.

[10] Includes social security contributions to the extent that they result in a pension entitlement. Includes also contributions to company provided pension plans.
[11] This amount is out of total social security employer contributions of CHF 1 933 476 and pension employer contributions of CHF 1 852 898 paid in 2023 for all Executive Committee members.
[12] This amount is out of total social security employer contributions of CHF 3 266 972 and pension employer contributions of CHF 2 608 462 paid in 2022 for all Executive Committee members.
[13] Includes CHF 5 975 824 for the member who stepped down during 2023.
[14] Includes CHF 20 967 229 for members who stepped down during 2022.

The 2023 total realized compensation for the CEO increased compared with the prior year, driven by (i) the higher performance payouts of the 2023 Annual Incentive (185% compared with 100% in 2022) and the 2021-2023 LTPP (122% compared with 57% payout for cycle 2020-2022), which will be blocked until January 2026, and (ii) the vesting share price of the 2021-2023 LTPP, which was 16% higher than the prior cycle (when adjusted for the Sandoz spin-off). For more information on the performance outcomes, see “—2023 Annual Incentive CEO balanced scorecard” and “—2021-2023 LTPP cycle performance outcomes.” The performance outcomes of each measure compared with 2022 are provided below:
Annual Incentive	2023	2022

3rd party sales	Significantly above	Met

Operating income	Significantly above	Met

Free cash flow/3rd party sales	Significantly above	Below

Share of peers	- [1]	Met

Strategic objectives	Above	Met

Overall assessment	Significantly above	Met

CEO payout	185%	100%

[1] Share of peers was removed from the ECN Annual Incentive from performance year 2023, as disclosed in the 2022 Compensation Report
LTPP cycle ending	2023	2022

3rd party sales CAGR	102%	43%

Core operating income CAGR	158%	93%

Innovation	108%	92%

Relative TSR	120%	0%

Payout (weighted)	122%	57%

The strong performance outcomes in 2023 were driven by several factors including:
• Sales of Entresto, Kesimpta, Promacta, Lucentis and Ilaris
• Savings generated from the new, more efficient organizational structure of Novartis
• Strategic milestones achieved, including clinically meaningful Phase III data for multiple assets with blockbuster potential, patient reach in low-and middle-income countries, achievements against our EPIC pledge commitment and the launch of our all-employee share purchase plan
• Significant improvement in the rTSR; 6th position for the 2021-2023 cycle (versus 12th position for the cycle ending in 2022), driven by a strong one-year 2023 TSR performance of 26%
Sandoz equity restoration plan
Novartis shareholders received a dividend in kind in Sandoz shares at the spin-off date. PSUs and RSUs held by Novartis employees are not entitled to dividends. To ensure equal treatment of PSU and RSU holders relative to Novartis shareholders, Novartis granted keep whole awards to its employees, including the CEO and members and former members of the Executive Committee. This was done in accordance with the Sandoz spin-off equity restoration plan as described in the 2022 Compensation Report:
• The keep whole awards had a value similar to that of the dividend in kind that the beneficiary would have received had they been holding Novartis shares
• The keep whole awards were granted in the same equity instrument (i.e., PSUs or RSUs) with the same vesting terms and performance conditions (if applicable) as the underlying award
The total value of keep whole awards granted to the active members of the Executive Committee was CHF 4 704 902. This is equivalent to the estimated reduction in the value of the Novartis share price due to the dividend in kind distribution, and as such is not considered additional compensation. The amounts realized from the vesting of keep whole awards will however be reported in the ECN realized pay for each respective year.

CEO and Executive Committee 2023 compensation at grant
In accordance with the Swiss Code of Obligations, Novartis discloses total compensation at grant value for the CEO and Executive Committee.
The CEO 2023 compensation at grant increase was mainly driven by the stronger performance on the 2023 Annual Incentive compared with 2022, as detailed in “—CEO and Executive Committee 2023 realized compensation.” 2023 compensation at grant for all ECN members remained broadly the same compared with 2022 (CHF 68 365 598 versus CHF 70 819 358), as the higher performance payouts were offset by a reduction in the number of members reported. In 2022, five members stepped down, including the Sandoz CEO, who was not replaced, compared with one in 2023.
The table below discloses the following information about compensation for the CEO and Executive Committee:
• 2023 base salary
• Actual cash portion and portion deferred in equity of the 2023 Annual Incentive
• 2023-2025 LTPP cycle awards, which are reported at target grant date value, based on the assumption that the awards will vest at 100% achievement, excluding any share price movement and dividend equivalents that may be accrued over the performance cycle. The future payout will be determined only after the performance cycle concludes in three years (i.e., at the end of 2025), with a payout range of 0% to 200% of the target value
• Other payments for 2023, which include other benefits, either paid in cash or granted in equity during the year
• 2023 pension benefits
• Total 2023 and total 2022 compensation at grant, for comparative purposes
The highest-paid individual in 2023 was Vasant Narasimhan, CEO of Novartis.
Compensation at grant value for the CEO and Executive Committee (2023 compared with 2022)

In CHF (gross)[1]	Annual Base Salary	2023 Annual Incentive (performance achieved)	2023-2025 LTPP cycle PSUs (target amount)[2]	Other payments[3]	Pension benefits[4]	Total 2023[5]	Total 2022[6]

Vasant Narasimhan	1 822 334	5 075 255	5 943 960	258 918	170 125	13 270 592	10 960 639

Victor Bulto	859 085	1 642 520	2 161 211	359 772	137 180	5 159 769	2 948 867

Patrick Horber (from December 1, 2023) [7]	83 333	132 560	-	6 455 092	14 007	6 684 992	-

Harry Kirsch	1 103 917	2 315 616	2 880 581	47 744	180 055	6 527 912	5 426 373

Other ECN members	5 789 756	10 093 882	12 714 201	1 348 250	1 178 184	31 124 272	30 516 250

Subtotal	9 658 425	19 259 833	23 699 952	8 469 775	1 679 551	62 767 536	49 852 130

Members who stepped down	715 845	1 264 993	2 767 559	731 384	118 282	5 598 062	20 967 229 [8]

Subtotal	715 845	1 264 993	2 767 559	731 384	118 282	5 598 062	20 967 229

Total	10 374 269	20 524 826 [9]	26 467 511	9 201 159	1 797 833 [10]	68 365 598	70 819 358

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8986, which is the same average exchange rate used in the Company's 2023 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the 3-year performance cycle, based on the closing share price on the grant date (January 24, 2024) of CHF 93.53 per Novartis share and USD 107.55 per ADR for all members.

[3] Includes any other perquisites, benefits in kind, buyouts and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). The compensation and benefits elements related to the period after the step-down dates are also reported under ‘other payments’.

[4] Includes social security contributions to the extent that they result in a pension entitlement. Includes also contributions to company provided pension plans.
[5] Aggregate compensation at grant for the 12 Executive Committee members, including Marie-France Tschudin who stepped down during the financial year 2023.
[6] Aggregate compensation at grant for the 16 Executive Committee members, including the members who stepped down during the financial year 2022. For more information, see item 6B of the 2022 Annual Report.

[7] In line with the Company’s buyout policy (see “—CEO and Executive Committee: appointments”), Patrick Horber received buyout awards of CHF 1 058 274 in cash to be paid out in March 2024 as well as CHF 3 084 694 in PSUs, and CHF 2 292 624 in RSUs, both of which will vest between 2024 and 2026, in lieu of the Annual Incentive and LTI that he forfeited when leaving his previous employer.

[8] Includes five members (James Bradner, Richard Saynor, John Tsai, Susanne Schaffert and Robert Weltevreden) who stepped down during the financial year 2022.
[9] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2024) of CHF 93.53 per Novartis share and USD 107.55 per ADR.

[10] This amount is out of total social security employer contributions of CHF 1 933 476 and pension employer contributions of CHF 1 852 898 paid in 2023 for all Executive Committee members.

Number of equity instruments granted to the CEO and Executive Committee (2023 compared with 2022)
Variable compensation[1]

	2023 Annual Incentive (performance achieved) Equity (number)[2]	2023-2025 LTPP PSUs (target number)[3]	Other Equity/PSUs (number)	Total 2023	Total 2022

Vasant Narasimhan	27 132	69 683	-	96 815	90 145

Victor Bulto	8 498	25 914	-	34 412	14 016

Patrick Horber (from December 1, 2023) [5]	709	-	62 981	63 690	-

Harry Kirsch	24 758	33 770	-	58 528	43 749

Other ECN members	58 099	149 713	-	207 812	218 563

Subtotal	119 196	279 080	62 981	461 257	366 473

Members who stepped down [4]	6 763	32 445	-	39 208	178 653

Subtotal	6 763	32 445	-	39 208	178 653

Total	125 959	311 525	62 981	500 465	545 126

[1] The values of these awards are reported in the table "—Compensation at grant value for the CEO and Executive Committee."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for the 2023 performance period.
[3] Target number of PSUs granted under the LTPP for the 2023-2025 performance cycle.
[4] Marie-France Tschudin stepped down from the Executive Committee on September 15, 2023, and will end her contractual notice period on September 30, 2024. The LTPP grant for the 2023-2025 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis subject to the plan rules.

[5] In line with the Company’s buyout policy (see “—CEO and Executive Committee: appointments”), Patrick Horber received buyout awards of 36 129 PSUs, and 26 852 RSUs, both of which will vest between 2024 and 2026, in lieu of the Annual Incentive and LTI that he forfeited when leaving his previous employer.

Additional disclosures and other statutory information
Fixed and variable compensation
The following table summarizes the annual base salary and variable compensation at grant for the financial year 2023 for the CEO and Executive Committee.
	Annual Base Salary[1]	Variable Compensation[2]

Vasant Narasimhan	13.9%	86.1%

Victor Bulto	17.1%	82.9%

Patrick Horber (from December 1, 2023)	1.2%	98.8%

Harry Kirsch	17.4%	82.6%

Other ECN members [3,4]	19.3%	80.7%

Total	15.8%	84.2%

[1] Pro-rated for ECN time.
[2] See the table “–Compensation at grant value for the CEO and Executive Committee” with regard to the disclosure principles of variable compensation.
[3] For the other seven active members at December 31, 2023.
[4] Excludes the member who stepped down during the financial year 2023.
Other payments to Executive Committee members
During 2023, no other payments or waivers of claims other than those set out in the tables (including the footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Payments to former Executive Committee members
Under the contracts of Executive Committee members and in line with the Company’s LTI plan rules, payments were made to 12 former members. Of this, CHF 8 725 507 relates to the vesting of LTI awards. In addition, contractual amounts totaling CHF 5 028 812 were made (comprising the base salary, the Annual Incentive and other benefits), and tax equalization on variable compensation granted during international assignments/commuter arrangements amounted to a total of CHF 221 718. The highest paid former Executive Committee member was John Tsai, who received CHF 3 537 225 (comprising the base salary, the Annual Incentive, realized LTI and other benefits). No other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them during 2023.
Persons closely linked
“Persons closely linked”, a definition used throughout the Annual Report, are (i) their spouse or equivalent, (ii) their children (under 18 years of age), (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.
Malus and clawback
Consistent with our “—CEO and Executive Committee compensation philosophy and system,” in 2023 there was no legal or factual basis on which to exercise malus or clawback for current or former Executive Committee members.
Award and delivery of equity to Novartis employees
During 2023, 11.8 million unvested restricted shares (or ADRs), RSUs and target PSUs were granted, and 10.7 million Novartis vested shares (or ADRs) were delivered to Novartis employees under various equity-based participation plans. Current unvested equity instruments (restricted shares, RSUs and target PSUs) held by employees represent 0.92% of issued shares. Novartis delivers treasury shares to employees to fulfill these obligations and aims to offset the dilutive impact from its equity-based participation plans.
Note 28 to the Company’s audited consolidated financial statements
The total expense for the year for compensation awarded to Executive Committee, using IFRS Accounting Standards measurement rules, is presented in Note 28 to the Company’s audited consolidated financial statements.

Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 20231
The following table shows, in alphabetical order after the CEO, the total number of shares, ADRs and other equity rights owned by the CEO and the other Executive Committee members and “persons closely linked” to them as at December 31, 2023. At this date, no members of the Executive Committee, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares or ADRs of Novartis. As at December 31, 2023, all members who had served at least five years on the Executive Committee had met or exceeded their personal Novartis share ownership requirements.
	Vested shares and ADRs[1]	Unvested shares and other equity rights[2]	Equity ownership level as a multiple of annual base salary[3]	Unvested target PSUs (e.g., LTPP)[4]	Total as at December 31, 2023	Total as at December 31, 2022

Vasant Narasimhan	250 240	77 324	15x	169 770	497 334	406 502

Shreeram Aradhye	0	17 523	1x	19 573	37 096	14 394

Victor Bulto	1 780	32 000	3x	28 310	62 090	36 386

Aharon Gal	47 660	39 241	9x	6 862	93 763	62 960

Karen Hale	5 481	18 527	2x	48 182	72 190	28 568

Patrick Horber	0	27 561	2x	22 083	49 644	0

Harry Kirsch	342 730	35 944	29x	82 290	460 964	399 948

Robert Kowalski	0	21 450	2x	26 085	47 535	32 495

Steffen Lang	124 349	28 821	14x	49 080	202 250	174 237

Fiona Marshall	5 010	44 643	4x	16 864	66 517	34 980

Klaus Moosmayer	21 559	15 396	4x	31 187	68 142	47 421

Subtotal	798 809	358 430		500 286	1 657 525	1 237 891

Members who stepped down	36 174	33 493		81 135	150 802	667 092

Subtotal	36 174	33 493		81 135	150 802	667 092

Total	834 983	391 923		581 421	1 808 327	1 904 983

[1] Includes holdings of persons closely linked to Executive Committee members (see definition "—Persons closely linked").
[2] Includes unvested shares and ADRs as well as other equity rights applicable for the determination of equity amounts for the share ownership requirements, as per the definition "—CEO and Executive Committee: share ownership requirements." Also includes unvested keep-whole awards received in connection to the Sandoz spin-off.

[3] The multiple is calculated based on the full-year annual base salary and the closing share price as at the end of the 2023 financial year. The share price and ADR price on the final trading day of 2023 was CHF 84.87 and USD 100.97, respectively.

[4] The target number of PSUs is disclosed pro-rata to December 31, 2023, unless the award qualified for full vesting under the relevant plan rules. Also includes unvested keep-whole awards received in connection to the Sandoz spin-off.

Executive Committee compensation approved by shareholders
The total compensation dispensed by the Company in 2023 is within the Say-on-Pay budget approved by the shareholders at the 2022 AGM, including active Executive Committee members and those who stepped down in the course of 2023.

CEO and Executive Committee compensation philosophy and system

Compensation philosophy
Our compensation philosophy aims to ensure that we attract and retain outstanding Executive Committee members and reward them according to their success in implementing the Company strategy, as well as their contribution to the Company performance and long-term value creation. The main elements of our compensation philosophy are set out in the table below.
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
Our strategy is to focus on high-value, innovative medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches.
We made some strategic updates to our compensation framework to ensure it remains aligned to our Company strategy and compensation philosophy, while being market competitive. Details of these changes are provided in “—2024 Executive Committee compensation system changes and increases.”
Approach to market benchmarking
Significant competition continues to exist for top executive talent with deep expertise and the requisite competencies and proven performance within the pharmaceutical and biotechnology industries. For this reason, external peer compensation data is one of a number of key reference points considered by the Board of Directors and the Compensation Committee when making decisions on executive pay, so as to help ensure that the compensation system and levels at Novartis remain competitive. Novartis is committed to confirming benchmarking practices, including the healthcare peer group, to shareholders on an annual basis.
The Compensation Committee believes in a rigorous approach to peer group construction and maintenance. Furthermore, it believes that using a consistent set of global peers that is similar in size and scope of the operations of Novartis enables shareholders to evaluate the compensation year on year and make pay-for-performance comparisons.
Although Novartis is headquartered in Switzerland, more than a third of its sales come from the US market, and the US therefore represents a significant talent pool for the recruitment of executives by the Company. The Compensation Committee uses a pay comparator group of global healthcare companies to ensure that Novartis is able to attract and retain key talent globally. To ensure European and local practices are fully taken into account, the Compensation Committee also uses a cross-industry peer group of Europe-headquartered multinational companies of a similar size and scope.
global healthcare peer companies
AbbVie
Biogen
GlaxoSmithKline
Novo Nordisk
Roche
Amgen
Bristol-Myers Squibb
Gilead Sciences
Merck & Co.
Sanofi
AstraZeneca
Eli Lilly & Co.
Johnson & Johnson
Pfizer
European peer companies
Anheuser-Busch InBev
AstraZeneca
Bayer
BMW
GlaxoSmithKline
L’Oréal
Merck KGaA
Nestlé
Novo Nordisk
Reckitt Benckiser
Roche
Siemens
Sanofi
Unilever

Components of CEO and Executive Committee compensation
The compensation of the CEO and Executive Committee is comprised of fixed pay, including an annual base salary, pension and other benefits, in addition to a variable annual incentive and long-term incentive, which are entirely performance based.
Fixed pay and benefits
Annual base salary
• The annual base salary is based on the individual’s role, skills and experience. It is reviewed on an annual basis based on an external benchmark for the role, the performance of the individual, business performance and the external environment, salary increases across the Company and market movements.

Pension and other benefits
• Pension and other benefits are provided to the ECN members on the same terms as to all other employees based on local country practices and regulations. No supplementary pension plans or savings plans are provided.
• Pension and other benefits do not constitute a significant proportion of total compensation.
• Globally the Company operates both defined benefit and defined contribution pension plans (see also Note 26 to the Company’s consolidated financial statements).
• Novartis may provide other benefits according to local market practice. These include the provision of a company car, tax and financial planning, and insurance benefits.

2023 Annual Incentive
PLAN OVERVIEWTarget Annual Incentive On-target opportunities•CEO: 150% of annual base salary.•Other Executive Committee members: 80% to 120% of annual base salary.Performance measures•An Annual Incentive balanced scorecard containing:•Financial performance measures (60% weighting) related to the Company •Strategic objectives (40% weighting)•The balanced scorecard targets and achievements of the CEO are detailed in “2023 CEO Annual Incentive balanced scorecard.”•The balanced scorecards for individual Executive Committee members include the same company financial targets (60% weighting) as well as individual qualitative and quantitative targets (40% weighting).•Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standards.Target setting•Financial targets are set at the beginning of each financial year and align with the strategic plan proposed by management to the Board of Directors for approval.•The strategic objectives are aligned with the most important priorities in any performance year.Payout ranges•The payout schedule for the Annual Incentive incorporates performance against financial and strategic objectives. The payout range is 0% to 200% of on-target opportunity based on performance, as shown below:PERFORMANCEPAYOUT (% of on-target)Outstanding170% 200%Exceeds expectations130% 160%Meets expectations80% 120%Partially meets expectations40% 70%Below expectations0%Payout formulaPayout vehicle•At the end of the performance period, 50% is paid in cash, and the remaining 50% is delivered in Novartis restricted shares or RSUs, deferred for three years.•Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US deferred compensation plan.Dividend rights, voting rights and settlement•Novartis restricted shares and ADRs carry voting rights and dividends during the vesting period. RSUs are of equivalent value but do not carry voting rights and dividends during the vesting period.•Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. Annual base salaryxTargetincentive % =Target Annual IncentiveAnnual base salaryxTarget incentive %xPayout factor (% of target: 0%200%)=Realized Annual Incentive

2021–2023 LTPP cycle
PLAN OVERVIEWAward vehiclePerformance share units (PSUs) are granted at the beginning of the three-year performance cycle and vest at the end of the cycle to the extent that performance conditions have been met. At the time of vesting, they are converted into Novartis shares.PSUs carry dividend equivalents that are paid in shares at the end of the cycle.Grant formula At the start of the performance cycle, PSUs are granted under the LTPP, as follows:Target opportunity •CEO: 325% of annual base salary•Other Executive Committee members: between 180% and 260% of annual base salaryPerformance measures•3rd party sales CAGR (25%)•Core operating income CAGR (25%)•Innovation (25%)•Relative TSR (25%)Target settingFinancial targets: Targets for 3rd party sales CAGR and core operating income CAGR are set based on the strategic plan of the Company. Innovation: Development targets are based on targeted filings communicated at the start of each performance cycle, weighted 70%. The Science & Technology Committee (STC) determines the most important Biomedical Research milestones, weighted 30%. Payout rangeFinancial targets: When assessing performance, achievements for threshold, target and maximum payout are defined for each metric, and a payout curve is applied to determine the corresponding payout between 0-200% against target.Innovation: At the end of the cycle, the Compensation Committee determines the payout factor in the range of 0150% based on the performance assessment made by the STC. A payout between 150-200% of target is only delivered for truly exceptional performance.Relative TSR: Performance on TSR is assessed relative to our global healthcare peer group, as outlined below. A three-month averaging method is used for both the start and the end of the performance cycle. Companies are then ranked in order of highest to lowest TSR in USD. No payout for below median TSR applies.The Compensation Committee may use its discretion on each metric, including deciding on the payout within the ranges where appropriate. In doing so, it takes into consideration factors such as the underlying assumptions of the targets set at the beginning of the cycle, overall economic conditions, currency fluctuations and other unforeseeable situations.Payout formulaStep 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsGlobal healthcare peer groupAbbVieBiogenGlaxoSmithKlineNovo NordiskRocheAmgen Bristol-Myers SquibbGilead SciencesMerck & Co.SanofiAstraZenecaEli Lilly & Co Johnson & JohnsonPfizerNovartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Target number of PSUsxPayout factor+Dividend equivalents=Realized PSUs

CEO and Executive Committee: share ownership requirements
CEO and Executive Committee members are required to own at least a minimum multiple of their annual base salary in Novartis equity as set out in the table below. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
FunctionOwnership levelAdditional holding requirementsTime for achieving levelEquity included in determinationCEOCFOOther EC members5 x annual base salary3 x annual base salaryEquity vesting under the LTPP for a minimum of two years after the vesting dateNone5 years within hire or promotion. In the event of a substantial rise or drop in the share price, the Board of Directors may, at its discretion, amend the time period accordingly.•Vested and unvested Novartis shares or ADRs, and RSUs acquired under Novartis compensation plans (unvested PSUs excluded)•Other shares and vested options of Novartis shares or ADRs that are owned directly or indirectly by “Persons closely linked” to an Executive Committee member
CEO and Executive Committee: appointments
Element of compensationPolicyLevelThe overall package should be market-competitive to enable the recruitment of global executive talent with deep expertise and competencies.Annual base salaryThe Compensation Committee may appoint individuals who are new to a role on an annual base salary that is below the market level, with a view to increase this toward market level over a period of three to four years as an individual develops in the role.This prudent approach ensures pay levels are merit-based, with increases dependent on strong performance and proven ability in the role over a sustained period.If the scope of an existing Executive Committee member’s role changes significantly during the year, the Compensation Committee may make adjustments to the individual’s base salary (and/or incentives) in consideration of the benchmark of the new role and the Executive Committee appointments compensation policy.IncentivesThe compensation package will normally include the key compensation elements and incentive opportunities in line with those offered to current Executive Committee members.In exceptional circumstances, higher incentive opportunities than those offered to current Executive Committee members may be provided at the Compensation Committee’s discretion.Performance measures may include business-specific measures tailored to the specific role.Pension and other benefitsNewly appointed Executive Committee members are eligible for the local country pension plan and other benefits in line with the wider employee group.BuyoutsThe Compensation Committee seeks to balance the need to offer competitive compensation opportunities to acquire the talent required by the business with the principle of maintaining a strong focus on pay for performance.As such, when an individual forfeits variable compensation as a result of an appointment at Novartis, the Compensation Committee may offer replacement awards to compensate the commercial equivalent value or fair value of payments and awards forfeited by the individual, in such form as the Compensation Committee considers appropriate, taking into account relevant factors.Relevant factors include the expected value of the forfeited award, the replacement vehicle (i.e., cash, restricted share units, restricted shares or performance share units), whether the award is contingent on meeting performance conditions or not, the timing of forfeiture (i.e., Novartis mirrors the blocking or vesting period of the forfeited award) and the leaver conditions, in case the recruited individual leaves Novartis prior to the end of the blocking or vesting period.International mobility If individuals are required to relocate or be assigned away from their home location to take up their position, relocation support may be provided in line with our global mobility policies (e.g., relocation support, tax equalization). This includes ongoing US state income tax liabilities on behalf of US citizens locally employed outside the US who have US workdays and therefore, US state taxable compensation that generates a US state tax liability.

CEO and Executive Committee: termination arrangements
ElementsRetirement, termination by the Company for reasons other than performance or conduct, and change of controlVoluntary resignationTermination by the Company for misconduct or poor performanceDeath or long-term disabilityAnnual Incentive for period between start of notice and termination datePro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Annual Incentive is fully forfeited.Pro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Unvested equity: mandatory deferral of Annual Incentive into restricted shares/ restricted share units (RSUs)Awards are released on the original blocking end date. Is subject to forfeiture in the event that a leaver joins a competitor company before the original vesting date.Unvested restricted shares and restricted share units (RSUs) are forfeited.Accelerated vesting is applied.Unvested equity: voluntary deferral of Annual Incentive into restricted shares/RSUs/American Depository Receipts (ADRs) (ADRs applicable for US employees only)Awards are not subject to forfeiture during the deferral period. Unvested equity: mandatory Long-Term Incentive performance share units (PSUs)Awards vest on the regular vesting date, subject to performance, on a pro-rata basis for time spent with the Company during the performance cycle. Is subject to forfeiture in the event that a leaver joins a competitor company before the vesting date.All of the award is forfeited.Accelerated vesting at target is applied.Unvested equity: Buyouts or previous equity grants in restricted shares/ restricted share units (RSUs)Accelerated vesting is applied to equity pro-rated until last date of employmentAll of the award is forfeited.Accelerated vesting is applied
Further details are provided in in our “—Risk Management principles.”
Malus and clawback policy
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
This principle applies to both the short-term Annual Incentive and all long-term incentive plans.
In October 2023, the Compensation Committee adopted a no-fault compensation clawback policy “for the recovery of erroneously awarded compensation” to all members of the Executive Committee and certain executive officers, in the event that the Company is required to prepare an accounting restatement, in full compliance with the U.S. Securities and Exchange Commission (SEC) Rule.

CEO and Executive Committee performance management
To foster a high-performance culture, the Company applies a performance management process based on quantitative and qualitative criteria. The CEO and the other Executive Committee members are subject to a formal three-step process, which consists of objective setting, performance evaluation and compensation determination. This process is explained in the chart below.
Performance targets are generally set before the start of the relevant performance cycle. A rigorous framework is in place for establishing targets to ensure they are suitably robust, challenging and align with the strategic priorities of the Company.
The key factors taken into account when setting targets include:
• Internal and external market expectations
• The strategic priorities of Novartis
• Regulatory factors (e.g., new launches, patent expiries)
• Investment in capital expenditure
• Novartis Values and Behaviors
The targets are challenged at multiple stages before they are ultimately approved by the Board of Directors. In line with good governance practices, the Compensation Committee works to set targets that are ambitious and challenging but do not encourage undue risk-taking.
Following the end of the performance cycle, the Board of Directors and the Compensation Committee consider performance against the targets originally set. The CEO and Executive Committee members are not present while the Board of Directors and the Compensation Committee discuss their individual performance evaluations and determine their individual compensation. Prior to determining the final outcome, related factors such as performance relative to peers, wider market conditions, general industry trends and best practice are used to inform the overall performance assessment.
Objective setting•The CEO proposes his targets to the Board Chair; they are then reviewed and approved by the Board of Directors, based on input from the Compensation Committee.•For other Executive Committee members, targets for their business units or functions are initially discussed with the CEO and subsequently approved by the Board of Directors and the Compensation Committee.Performance evaluation•The CEO’s performance against the individual balanced scorecard is assessed by the Board of Directors.•For Executive Committee members, the CEO discusses each member’s performance (assessed against his or her individual balanced scorecard) with the Board Chair before making recommendations to the Board of Directors for final determination.•Periodic assessments, including at the mid-year stage, ensure progress is suitably tracked.Compensation determination •A recommendation for the CEO’s variable pay is made by the Compensation Committee to the Board of Directors for final determination.•For the LTPP financial measures’ payout schedules, a formulaic approach applies, and the Compensation Committee can also exercise judgment to ensure there is appropriate alignment between payout levels and overall performance achieved. The same principle of discretion applies to the relative TSR and innovation performance measures.•The CEO’s recommendations for other Executive Committee members are considered and approved by the Compensation Committee, after which the Board of Directors is notified of the outcomes.

2024 Executive Committee compensation system changes and increases

Novartis is today a pure-play innovative medicines company with a focused strategy. The Board of Directors and the Compensation Committee therefore decided to make certain changes to the compensation system, in particular to reflect the ambition of Novartis to build its US business organically and become a top player in the US.
In this context, the following changes align with our compensation philosophy, and will enable Novartis to compete for talent globally (see “—Compensation philosophy”):
Annual Incentive metrics
As of the 2024 performance year, core operating income (which includes adjustments for certain one-time/non-recurring items such as restructuring and M&A write-downs) replaces operating income in the financial objectives of the Annual Incentive. The weighting remains at 30% of the financial objectives. The Compensation Committee decided to make this change as core operating income:
• Is consistent with how investors and analysts measure underlying performance
• Encourages executives to make bold investments with high return potential
• Aligns with our global healthcare peers and the broader market, enabling more effective performance comparisons
A reconciliation between our core operating income and operating income will continue to be provided in “—Item 5. Operating and Financial Review and Prospects —Non-IFRS measures as defined by Novartis —Reconciliation from IFRS Accounting Standards results to non-IFRS measures core results.”
To maintain strong alignment between performance and pay outcomes, the Board of Directors will retain its discretion to consider any adjustment to the Annual Incentive payout of the CEO and other Executive Committee members. Any such decisions will be disclosed in the Compensation Report.
Share ownership and Annual Incentive deferral
The CEO shareholding requirement increased from 5x to 6x the CEO’s annual base salary. Increasing the CEO shareholding requirement better aligns with shareholder interests and brings Novartis in line with its global healthcare peers.
The Compensation Committee also decided to amend the portion of the Annual Incentive that is mandatorily deferred into equity to make the compensation system more competitive, particularly in markets where bonus deferrals are uncommon (such as Switzerland and US, where much of our executive talent is sourced). As of the 2024 performance year, the portion of the Annual Incentive that is mandatorily deferred into equity is reduced from 50% to 30% for all Executive Committee members, provided that their shareholding requirement is met. Compliance with their shareholding requirement must then be maintained.
CEO target compensation
Since 2019, the Board of Directors has made no material increases to the CEO compensation. As a result, the CEO’s target pay has fallen below the 25th percentile of global healthcare peers.
Given the competitive landscape of the industry, the Board of Directors decided to increase the CEO LTPP target from 325% to 400% of his annual base salary as from the cycle 2024-26. This represents a 15.8% increase in total target compensation and moves him out of the bottom quartile to just above the 25th percentile of global healthcare peers, as shown in the figure below. The maximum payout for the LTPP remains at 200% of target, and there will be no change to the metrics. For this review, we used the same global healthcare companies specified in “—Approach to market benchmarking.”
Last disclosed global healthcare peer CEO target compensation (CHF millions)2023 Novartis CEO target2024 Novartis CEO target 510152025Bottom quartile to medianMedian to upper quartile
In making its decision, the Board of Directors was mindful of investor perspectives toward executive compensation of European companies. It therefore chose to make an increase to the LTPP target only (rather than to the base salary or Annual Incentive), which is fully performance-based (i.e. no use of restricted shares or stock options as used by many peers), to align with the Company’s long term strategy. Targets will continue to be stretched as demonstrated in “—Historic CEO incentive payouts since appointment.”
The Board of Directors considered it appropriate to act now so as to:
• Align with the Company’s ambition to become a top player in the US. This requires a leader with significant knowledge and experience of the US market, and executive compensation in US peer companies is more competitive than in Europe
• Proactively avoid a further decline of the pay positioning of our CEO, while providing a fair compensation system that rewards performance
• Demonstrate its commitment to establishing a competitive system that promotes the retention and attraction of executive talent capable of delivering value to shareholders

Executive Committee compensation increases
Each year, we collaborate with our independent external advisors to benchmark the compensation levels of the Executive Committee members and assess the competitiveness of their total target compensation. 2024 compensation increases have been made in line with demonstrated performance and ability in role as outlined in “—CEO and Executive Committee: appointments.” Accordingly, the following Executive members will receive the following increases, effective 2024:
Shreeram Aradhye, President, Development and Chief Medical Officer
Dr. Aradhye, appointed in May 2022, led an operational improvement of our Development function, resulting in significant approvals and submissions for new medicines across US, EU, China and Japan, as well as promising results for many ongoing Phase III programs. Dr. Aradhye will receive a 4.7% increase in annual base salary and a 20% increase in LTPP target, as a percentage of annual base salary.
Victor Bulto, President, US
Mr. Bulto, appointed in April 2022, delivered a strong performance on almost all brands including Pluvicto, Kisqali, Kesimpta and Scemblix and ensured proactive launch-readiness for Cosentyx HS and Cosentyx IV. Mr. Bulto will receive a 4% increase in annual base salary and a 20% increase in Annual Incentive target, as a percentage of annual base salary.
Aharon (Ronny) Gal, Chief Strategy & Growth Officer
Mr. Gal, appointed in July 2022, made a significant impact in his first full year with the Company, integrating the new Strategy and Growth team across the key decision-making bodies. Under his leadership, several business development deals were completed in the year, including Xiidra, and Chinook. Mr. Gal will receive a 4% increase in annual base salary and a 20% increase in LTPP target, as a percentage of annual base salary.
Karen Hale, Chief Legal Officer
Ms. Hale, appointed in May 2021, successfully managed several large-scale transactions, such as the Sandoz spin-off, as well as successfully handling a number of important legal matters, a civil investigative demand involving Entresto, the Exforge antitrust litigation, a shareholder derivative lawsuit, and critical intellectual property matters. She also played a critical role in managing the obligations under the US Department of Justice’s deferred prosecution agreement and SEC Order and led both to a timely and satisfactory conclusion. Ms. Hale will receive a 2.8% increase in annual base salary and a 20% increase in LTPP target, as a percentage of annual base salary.
Rob Kowalski, Chief People & Organization Officer
Mr. Kowalski, appointed in September 2021, provided critical support to the transformation of the company, including outstanding progress of the restructuring of the organization, successful completion of consultations with works councils and developing the ECN into a high-performing team. Mr. Kowalski will receive a 3.8% increase in annual base salary and a 10% increase in LTPP target, as a percentage of annual base salary.
All other Executive Committee members will receive ordinary base salary increases received by other employees in Switzerland or the US, effective March 1, 2024. Their Annual Incentive and LTPP targets remain unchanged.
Pay practice for other employees
The Board of Directors is equally committed to ensuring fair and competitive compensation practices across the entire organization in 2024. Recent such examples include an approved global budget of USD 420 million for salary adjustments during the year 2024, achieving our EPIC commitments, further closing our global pay gap, and launching the second wave of our all-employee share purchase plan which is now available to 64% of our global population. More details can be found in the Novartis in Society Integrated Report 2023.

Board compensation

Board member total compensation earned for the financial year 2023 (compared with 2022)
	Positions as per 31 December							Share-Based compensation

	Board membership	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Science & Technology Committee	Risk Committee	Cash (CHF) (A)	Shares (number)[1]	Shares (CHF) (B)	Social Security (CHF) (C)	Total 2023 (CHF) (A)+(B)+(C)[2]	Total 2022 (CHF)

Joerg Reinhardt [3]	Board Chair				Chair		1 900 000	22 606	1 900 000	3 784	3 803 784	3 803 670

Simon Moroney	Vice-Chair		Chair		•		230 000	2 736	230 000	-	460 000	456 228

Patrice Bula	Lead Independent Director		•	Chair			205 000	2 438	205 000	3 784	413 784	398 670

Nancy C. Andrews	•				•	•	180 000	2 141	180 000	-	360 000	360 000

Ton Buechner	•	•				Chair	210 000	2 497	210 000	4 675	424 675	424 560

Elizabeth Doherty	•	Chair				•	225 000	2 676	225 000	-	450 000	450 000

Bridgette Heller	•	•	•	•			215 000	2 557	215 000	-	430 000	423 334

Daniel Hochstrasser	•	•		•			185 833	2 085	185 833	4 675	376 341	237 894

Frans van Houten	•	•			•		162 500	3 565	227 500	4 675	394 675	390 000

Ana de Pro Gonzalo	•	•				•	195 000	2 319	195 000	-	390 000	329 560

Charles L. Sawyers	•			•	•		180 000	2 141	180 000	-	360 000	360 000

William T. Winters	•		•	•			-	4 283	360 000	-	360 000	360 000

John D. Young [4]	• [4]				• [4]	• [4]	150 000	991	150 000	4 675	304 675	-

Subtotal							4 038 333	53 035	4 463 333	26 267	8 527 933	7 993 916

Board members who stepped down [5]							30 000	1 150	30 000	3 784	63 784	512 339

Subtotal							30 000	1 150	30 000	3 784	63 784	512 339

Total							4 068 333	54 185	4 493 333	30 051	8 591 717	8 506 255

[1] The amounts shown represent the gross number of shares delivered to each Board member in 2023 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2023 for their service from the 2022 AGM to the 2023 AGM; and (ii) the first of two equity installments delivered in August 2023 for their service from the 2023 AGM to the 2024 AGM. The second and final equity installment for their service from the 2023 AGM to the 2024 AGM will take place in February 2024.

[2] All amounts are before the deduction of social security contributions and income tax paid by the Board members.
[3] No additional committee fees for chairing the Science & Technology Committee were delivered to Joerg Reinhardt.
[4] From March 7, 2023.
[5] Includes the compensation earned by Andreas von Planta, who stepped down at the 2023 AGM, as well as Ann Fudge and Enrico Vanni, who stepped down at the 2022 AGM.

Compensation approved and dispensed
In CHF		Board of Directors

Compensation earned during the financial year 2023	A	8 591 717

Compensation earned for the period January 1 to February 28, 2023 (2 months)	B	1 417 153

Compensation to be earned for the period from January 1 to February 29, 2024 (2 months)	C	1 435 008

Total compensation earned for the period from the 2023 AGM to the 2024 AGM	A-B+C	8 609 573

Amount approved by shareholders at the 2023 AGM		8 750 000

Compensation dispensed by the Company within the approved amount		Yes

Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board of Directors and “persons closely linked” to them as at December 31, 2023, is shown in the table below. As at this date, no members of the Board, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis. As at the same date, no members of the Board of Directors held any share options to purchase Novartis shares.
Number of shares at December 31, 2023[1,2]

Joerg Reinhardt	655 336

Simon Moroney	5 992

Patrice Bula	11 240

Nancy C. Andrews	10 536

Ton Buechner	22 958

Elizabeth Doherty	14 843

Bridgette Heller	6 214

Daniel Hochstrasser	2 824

Frans van Houten	17 115

Ana de Pro Gonzalo	2 422

Charles L. Sawyers	17 493

William T. Winters	30 777

John D. Young	682

Subtotal	798 432

Board members who stepped down at the 2023 AGM
Andreas von Planta	169 867

Subtotal	169 867

Total	968 299

[1] Includes holdings of persons closely linked to Board members (see definition "—persons closely linked").
[2] Each share provides entitlement to one vote.
Additional disclosures and other statutory information
Other payments to Board members
During 2023, no payments (or waivers of claims) other than those set out in the Board member compensation table titled “—Board member total compensation earned for the financial year 2023” (including in the table footnotes) were made to current members of the Board or to “persons closely linked” to them.
Payments to former Board members
During 2023, no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them.
Note 28 to the Group’s audited consolidated financial statements
The total expense for the year for compensation awarded to Board members, using IFRS Accounting Standards measurement rules, is presented in Note 28 to the Group’s audited consolidated financial statements.

Board compensation philosophy and fee structure

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
The Board of Directors sets the level of compensation for its Chair and the other members to be in line with relevant benchmark companies, including other large Switzerland-based multinational companies. Following the acquisition of Credit Suisse by UBS in 2023, the Board of Directors revised its peer benchmarking group to a larger set of companies comprising ABB, Holcim, Nestle, Richemont, Roche, SwissRe, UBS and Zurich Insurance. This peer group was chosen for Board compensation due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and criminal liability under Swiss rules regarding board and executive committee compensation related to the Swiss Code of Obligations), and under US law, where applicable (due to the Company’s secondary listing on the New York Stock Exchange). Each year, the Board of Directors reviews the compensation of its members, including the Board Chair, based on a proposal by the Compensation Committee and advice from its independent advisor, including relevant benchmarking information. To ensure independence of decision-making, the peer group used for the Board of Directors is different to that used for the Executive Committee.
The Board Chair’s contract and the Board of Directors compensation policy do not provide for any termination-related payments.
Share ownership requirements for Board members
To ensure their interests are aligned with those of shareholders the Board Chair is required to own a minimum of 30 000 Novartis shares, and other members of the Board of Directors are required to own at least 5 000 Novartis shares within five years of having joined the Board of Directors.
Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement and are required to hold these shares for 12 months after having retired from the Board of Directors. As at December 31, 2023, all current and former members of the Board of Directors who were required to meet the minimum share ownership requirements did so.
Board fee structure
The annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board of Directors and remain unchanged from the prior term. Aggregate Board compensation is aligned with other large Swiss companies.

CHF 000s	2023-2024 AGM annual fee

Board Chair	3 800

Board membership	280

Vice-Chair	50

Lead Independent Director	20

Chair of the Audit and Compliance Committee	130

Chair of the Compensation Committee	90

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	70

Membership of the Audit and Compliance Committee	70

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	40

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
For 2023, the Board Chair voluntarily waived the increase in compensation to which he is contractually entitled.

Compensation governance

Legal framework
The Swiss Code of Obligations and the corporate governance guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of board and executive committee members, their equity participation, and loans made to them. This Annual Report fulfills that requirement in addition to being in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse). For more information, see “—Corporate Governance” in Section 6C of this Report.
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
Approval process for key compensation decisions
	CEO	Compensation Committee	Board Chair	Board of Directors	AGM

Executive Compensation
CEO
Performance target setting and assessment

Individual compensation

Other EC members
Performance target setting and assessment

Individual compensation

All Executive Committee
Maximum aggregate amount of fixed and variable long-term compensation					Binding Vote

Board Compensation
Board of Directors
Fee structure for individual roles on the Board of Directors

Maximum aggregate amount of compensation for the next term of office					Binding Vote

Other
Board members, Executive Committee and other employees
Compensation report					Consultative Vote

Compensation policy and principles

Variable short-term and long-term compensation payout factors for the Group

Propose Endorse Approve

Committee member independence
The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria set forth in the Board Regulations. From the 2023 AGM, the Compensation Committee consisted of the following four members: Simon Moroney (as Chair), Patrice Bula, Bridgette Heller, and William Winters.
Role of the Compensation Committee’s independent advisor
The independent external compensation advisor supports the Compensation Committee in determining the design and implementation of compensation and benefits.
In 2023, the Compensation Committee retained Mitul Shah of Deloitte LLP, who was appointed in July 2022, as its independent compensation advisor. The independent advisor from Deloitte LLP and his respective team that advised and supported the Compensation Committee are not responsible or rewarded for work on senior compensation beyond support provided to the Compensation Committee and the People & Organization function.
Meetings held in 2023 and self-evaluation
In 2023, the Compensation Committee held six formal meetings. For the approval of the Board of Directors, in line with prior years, it collaborated with the Science & Technology Committee to review and endorse the innovation targets and achievements of the Annual Incentive and LTPP. The Compensation Committee will conduct a self-evaluation in 2024.
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
RISK MANAGEMENT PRINCIPLES
• Rigorous performance management process, with approval of targets and evaluation of performance of the CEO by the Board of Directors
• Balanced mix of short-term and long-term variable compensation elements
• Novartis Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture
• Clawback and malus principles apply to all elements of the variable compensation
• Performance-vesting Long-Term Incentives only, with three-year cycles
• All variable compensation is capped at 200% of target
• Contractual notice period of 12 months
• Post-contractual non-compete period is limited to a maximum of 12 months from the end of employment. Resulting compensation, if applicable, will not exceed the average annual compensation (annual base salary plus Annual Incentive) of the previous three financial years
• Good and bad leaver provisions apply to variable compensation of leavers
• No severance payments or change-of-control clauses
• Share ownership requirements; no hedging or pledging of Novartis share ownership
• No loans granted to current or former members of the Executive Committee and the Board of Directors or to “Persons closely linked” to them

Mandates outside the Novartis Group

According to article 34 of the Articles of Incorporation (https://www.novartis.com/investors/company-overview/corporate-governance), limitations apply to mandates outside the Novartis Group for Board members and Executive Committee members (see “-Item 6.C Board Practices-Board of Directors-Mandates outside the Novartis Group” and “-Item 6.C Board Practices-Executive Committee-Mandates outside the Novartis Group”). The following external mandates are subject to these limitations and are therefore presented in the Compensation Report.
Board Members
Joerg Reinhardt
Swiss Re AG, Switzerland
• Member of the Board
Nancy C. Andrews
Charles River Laboratories International, Inc., US
• Member of the Board
• Chair of the Science and Technology Committee
Maze Therapeutics, Inc., US
• Member of the Board
Ton Buechner
Burckhardt Compression AG, Switzerland
• Board Chair
• Chair of the Strategy and Sustainability Committee
Swiss Prime Site AG, Switzerland
• Board Chair
• Chair of the Sustainability Board
Tonality Holding AG, Switzerland (private holding)*
• Director
Bandinnera GmbH, Switzerland (private holding)*
• Manager
Great Apes Aviation GmbH, Switzerland (private holding)*
• Manager
Patrice Bula
Schindler AG, Switzerland
• Member and Vice Chair of the Board
Froneri Lux Topco Sarl, Luxembourg
• Board Chair
New Tiger LLC, US
• Member of the Board
• Chair of the ESG Committee
Elizabeth (Liz) Doherty
Corbion NV, Netherlands
• Member of the Board
• Chair of the Audit Committee
Royal Philips NV, Netherlands
• Member of the Supervisory Board
• Chair of the Audit Committee
Bridgette Heller
Aramark, US
• Member of the Board
DexCom, Inc., US
• Member of the Board
Integral Ad Science Inc., US
• Member of the Board
Newman’s Own Inc., US
• Member of the Board
Daniel Hochstrasser
Daniel Hochstrasser AG, Switzerland
• Board Chair
• CEO
Frans van Houten
Absci Corporation, US
• Member of the Board
Castor EDC, NL
• Board Chair
Synthesis Health Inc. US
• Member of the Board
FvH Capital BV, NL (private family holding)
• Director
Simon Moroney
Biotalys NV, Belgium
• Board Chair
• Chair of the Remuneration and Nomination Committee
Ana de Pro Gonzalo
Mobico Group PLC, UK
• Member of the Board
STMicroelectronics NV, Switzerland
• Member of the Supervisory Board
• Chair of the Audit Committee
Charles Sawyers
–
William Winters
Standard Chartered Bank plc., UK
• Member of the Board
• CEO
John Young
Arvinas Inc, US
• Member of the Board
Johnson Controls International plc., Ireland
• Member of the Board
Imbria Pharmaceuticals Inc., US
• Member of the Board
Executive Committee members
Steffen Lang
Bachem Holding AG, Switzerland
• Board member
Other Executive Committee members
–
in listed companies
* under common ownership

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

6.C Board practices

Corporate governance
Framework
Novartis is committed to effective corporate governance, and our corporate governance framework is intended to support sustainable financial performance and long-term value creation for our shareholders, patients, employees and other stakeholders based on our Values and Behaviors.
Novartis AG is subject to and compliant with the laws and regulations of Switzerland (in particular, Swiss company and securities law, SIX Swiss Exchange rules and the Swiss Code of Best Practice for Corporate Governance) and the securities laws of the United States, including New York Stock Exchange (NYSE) rules, applicable to foreign private issuers of securities.
The Novartis corporate governance principles are described in key governance documents, in particular in our Articles of Incorporation and the Regulations of the Board, the Board Committees and the Executive Committee (“Board Regulations”) (www.novartis.com/investors/company-overview/corporate-governance).
The Governance, Sustainability and Nomination Committee (GSNC) regularly reviews both the corporate governance principles and the key governance documents against evolving best practice standards and new developments in line with our commitment to maintaining the highest standards.
Our leadership structureGovernance bodies General Meeting of ShareholdersApproves operating and financial review, Novartis Group consolidated financial statements, and financial statements of Novartis AG; decides appropriation of available earnings and dividend; approves compensation of Board and Executive Committee; elects Board members, Board Chair, Compensation Committee members, Independent Proxy and external auditor; adopts and modifies Articles of IncorporationExternal auditorProvides opinion on compliance of Novartis Group consolidated financial statements and the financial statements of NovartisAG with applicable standards and Swiss law, on compliance of the Compensation Report with applicable law, and on effectiveness of internal controls over financial reporting.Board of DirectorsAudit and Compliance CommitteeCompensation CommitteeGovernance, Sustainability and Nomination CommitteeRISK CommitteeSCIENCE &TECHNOLOGYCommitteeSets strategic direction of Novartis, appoints and oversees key executives, approves major transactions andinvestments, adopts and modifies Board RegulationsExecutive CommitteeResponsible for operational management of Novartis

Group structure and shareholders
Group structure
Novartis AG and Group companies
Novartis AG, the Group’s holding company, is a corporation organized under Swiss law with issued registered shares and registered office at Lichtstrasse 35, CH-4056 Basel, Switzerland.
The principal subsidiaries and associated companies of the Novartis Group are shown in “Item 18. Financial Statements—Note 33. Novartis principal subsidiaries and associated companies.”
Organizational structure
Novartis is an innovative medicines company. Following the spin-off of Sandoz, it no longer has divisions. Its five organizational units represent parts of the Company along the research and development/production/commercialization continuum. These are Biomedical Research, Development, Operations and the two commercial units – US and International – which are, focused on their respective geographic areas.
Shareholdings
Majority holdings in publicly traded Group companies
The Novartis Group owns 70.68% of Novartis India Ltd., with its registered office in Mumbai, India, and a listing on the BSE (formerly known as the Bombay Stock Exchange) (ISIN INE234A01025, symbol: HCBA). The total market value of the 29.32% free float of Novartis India Ltd. was USD 66.8 million on December 31, 2023, using the quoted market share price at year-end. Applying this share price to all the shares of the Company, the market capitalization of the whole company was USD 227.8 million, and that of the shares owned by Novartis was USD 161.0 million.
Shareholders
Significant shareholders
According to the Share Register, as of December 31, 2023, the following registered shareholders, including nominees and the American Depositary Share (ADS) depositary, held more than 2% of the total share capital, with the right to vote all their shares based on exemptions granted by the Board (see “—Item 6.C Board practices—Shareholder participation—Voting rights, restrictions and representation—Registration restrictions”):*
% holding of share capital Dec 31, 2023

Shareholders registered for their own account:
Emasan AG, Basel [1]	3.9

UBS Fund Management (Switzerland) AG, Basel	2.7

Credit Suisse Funds AG, Zurich	2.2

[1] According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, the beneficial owner of the shares registered for Emasan AG is Sandoz - Fondation de Famille, Liechtenstein.
% holding of share capital Dec 31, 2023

Shareholders registered as nominees:
Nortrust Nominees Ltd., London	3.6

The Bank of New York Mellon, New York	2.9
Through The Bank of New York Mellon, Everett	1.5
Through The Bank of New York Mellon, New York	1.0
Through The Bank of New York Mellon, SA/NV, Brussels	0.4

Chase Nominees Ltd., London [1]

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York	8.3

[1] Chase Nominees, Ltd. (Chase) has informed us that as of December 2023, it will no longer register any shareholding positions on its own behalf. Shares held by customers of Chase will be registered for such customer’s own account.

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.4% of the share capital but was not registered in the Share Register as of December 31, 2023.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, held between 5% and 10% but was registered with less than 2% of the share capital as of December 31, 2023.
Disclosure notifications pertaining to shareholdings filed with Novartis AG and the SIX Swiss Exchange are published on the latter’s electronic publication platform:
www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html.

* Excluding 10.2% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG)

Duty to make an offer
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
As of December 31, 2023, Novartis AG had approximately 183 000 registered shareholders.
Number of registered shareholders/shares
As of December 31, 2023[1]	Number of registered shareholders	% of share capital

1–100	34 384	0.09

101–1 000	108 966	1.92

1 001–10 000	36 299	4.38

10 001–100 000	3 071	3.46

100 001–1 000 000	458	6.01

1 000 001–5 000 000	61	5.46

5 000 001 or more [2]	26	35.45

Total registered shareholders/shares	183 265	56.77

Unregistered shares		43.23

Total		100.00

[1] At the record date of the 2023 Annual General Meeting of Shareholders (AGM), unregistered shares amounted to 16.3%.
[2] Including significant registered shareholders as listed above
Registered shareholders by type
As of December 31, 2023	Shareholders in %	Shares in %

Individual shareholders	96.79	19.98

Legal entities [1]	3.17	41.74

Nominees, fiduciaries and ADS depositary	0.04	38.28

Total	100.00	100.00

[1] Excluding 10.2% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG)
Registered shareholders by country1
As of December 31, 2023	Shareholders in %	Shares in %

Belgium	0.11	1.01

Canada	0.04	0.68

France	1.99	0.48

Germany	5.82	2.15

Ireland	0.48	0.55

Japan	0.18	0.52

Luxembourg	0.06	0.96

Switzerland [2]	86.84	54.61

United Kingdom	0.67	11.99

United States	0.24	24.68

Other countries	3.57	2.37

Total	100.00	100.00

[1] Registered shares held by nominees are shown in the country where the company/affiliate entered in the Share Register as shareholder has its registered seat.
[2] Excluding 10.2% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG)

Capital structure
Share capital
As of December 31, 2023, the share capital amounted to CHF 1 115 964 098.48 fully paid-in and divided into 2 277 477 752 registered shares with a nominal value of CHF 0.49 each.
Shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN) and on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) representing American Depositary Shares (ADSs) (ISIN US66987V1098, symbol: NVS).
No conditional capital exists as of December 31, 2023 nor has a capital band been introduced in the Company’s Articles of Incorporation.
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
Convertible securities and options
Novartis AG has not issued convertible or exchangeable bonds, warrants, options or other securities granting rights to shares, other than certain instruments granted under or in connection with equity-based participation plans of employees.
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
Changes to share capital
AGM	Shareholder decision	Shares canceled	Average repurchase share price (CHF)[1]

2021	• Capital reduction by CHF 16.32 million (from CHF 1 233 530 460.00 to CHF 1 217 210 460.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2021 AGM and the 2024 AGM	32 640 000	80.57

2022	• Capital reduction by CHF 15.35 million (from CHF 1 217 210 460.00 to CHF 1 201 860 626.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2022 AGM and the 2025 AGM[2]	30 699 668	81.82

2023	• Capital reduction by CHF 63.12 million (from CHF 1 201 860 626.00 to CHF 1 138 738 876.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2023 AGM and the 2026 AGM[3]	126 243 500	81.56

EGM	Shareholder decision

2023	• Capital reduction by CHF 22.77 million (from CHF 1 138 738 876.00 to CHF 1 115 964 098.48) by reducing the par value of each share from CHF 0.50 to CHF 0.49

AGM	Proposal to the shareholders	Shares to be canceled	Average repurchase share price (CHF)[1]

2024	• Capital reduction by CHF 42.90 million (from CHF 1 115 964 098.48 to CHF 1 073 065 943.53)	87 547 255	86.36

[1] All shares were repurchased on the SIX Swiss Exchange second trading line.
[2] In addition to the remaining authorization from the 2021 AGM
[3] In addition to the remaining authorization from the 2022 AGM

Key Novartis share data
	2023	2022	2021

Issued shares	2 277 477 752	2 403 721 252	2 434 420 920

Treasury shares [1]	233 443 766	284 112 195	199 480 972

Outstanding shares at December 31	2 044 033 986	2 119 609 057	2 234 939 948

Weighted average number of shares outstanding	2 076 794 140	2 181 180 341	2 242 601 173

[1] Approximately 94 million treasury shares (2022: 99 million 2021: 102 million) are held in Novartis entities that restrict their availability for use.
Per-share information1
	2023	2022	2021

Basic earnings per share from continuing operations (USD)	4.13	2.77	10.21

Diluted earnings per share from continuing operations (USD)	4.10	2.76	10.14

Net cash flows from operating activities from continuing operations (USD)	6.85	5.98	5.96

Year-end equity for Novartis AG shareholders (USD)	22.83	28.00	30.31

Dividend (CHF) [2]	3.30	3.20	3.10

Dividend (USD) [3]	3.92	3.51	3.33

[1] Calculated on the weighted average number of shares outstanding, except year-end equity
[2] 2023: proposal to shareholders for approval at the AGM on March 5, 2024.
[3] Translated into US dollars at the December 31, 2023, rate of USD 1.189 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate. 2022 and 2021, dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date.

Key ratios – December 31
	2023	2022	2021

Price/earnings ratio [1]	14.1	28.3	8.2

Dividend yield (%) [1]	3.9	3.8	3.9

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2023	2022	2021

Year-end ADR price (USD)	100.97	90.72	87.47

High [1]	105.13	93.75	98.47

Low [1]	80.03	74.61	79.70

Number of ADRs outstanding [2]	189 633 312	225 435 680	269 891 321

[1] Based on daily closing prices
[2] The depositary, JPMorgan Chase Bank, N.A., holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2023	2022	2021

Year-end share price	84.87	83.59	80.28

High [1]	93.87	87.82	86.75

Low [1]	74.62	73.98	73.44

Year-end market capitalization (USD billions) [2]	206.3	191.5	196.1

Year-end market capitalization (CHF billions) [2]	173.5	177.2	179.4

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
Types of engagements (select examples):
• AGM and quarterly results teleconferences (TCs)
• Bank conferences and management roadshows
• “Meet Novartis Management” and “R&D day” capital markets event
• Governance roadshow and TCs
• Board Chair’s meetings with Swiss, US and UK investors
• Annual ESG investor event, captioned “Impact and Health Equity”
• Sandoz spin-off EGM
Topics discussed with shareholders during 2023:
Growth:
• Replacement power
• Growth drivers (including Cosentyx, Entresto, Kisqali, Kesimpta and Pluvicto)
• Policy and pricing environment
• Life cycle management
INNOVATION:
• Progress and milestones
• Data of pipeline projects
• Return on R&D investments
PRODUCTIVITY:
• Progress on financial, strategic and operational performance
• Long-term sustainability of financial performance
• Capital allocation strategy
• New organization model
• Sandoz spin-off
BUILDING TRUST WITH SOCIETY AND CULTURE:
• Board accountability on ESG, and integration of ESG and compensation
• Strong governance, enhanced process and focus on material ESG factors, leading to improved rating agency scores
• Patient access to innovative medicines
• Learning from Novartis Access programs implemented over the decades, including integrated sustainable business models and access principles to help address access and health inequity
• ESG targets: full carbon neutrality, patient access targets for strategic innovative therapies, and global health flagship programs
• Progress on culture and other human capital metrics
Compensation AND Governance:
• Diversity of the Board, the Executive Committee, and the Company
• Board renewal, succession planning and evaluation
• The linking of the compensation system to key strategic priorities
• Risk oversight
• Stakeholder expectations from the Board on ESG matters
Voting rights, restrictions and representation
Registration
Shareholders have the right to vote and to execute all other rights as granted under Swiss law and the Articles of Incorporation (see, in particular, articles 17 and 18 of the Articles of Incorporation).
Each share registered with the right to vote by the third business day before the General Meeting entitles the holder to one vote at General Meetings. Article 5, paragraph 2 of the Articles of Incorporation provides that to be registered with voting rights, shareholders must declare that they acquired the shares in their own name and for their own account. According to article 5, paragraph 3 of the Articles of Incorporation, the Board may register nominees with the right to vote. The Share Register is a non-public register subject to statutory confidentiality and data privacy.
The Articles of Incorporation are available at www.novartis.com/investors/company-overview/corporate-governance.
Registration restrictions
Article 5, paragraph 2 of the Articles of Incorporation provides that no shareholder shall be registered with the right to vote for more than 2% of the share capital. Given that shareholder representation at General Meetings has traditionally been comparatively low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting. The Board may, upon request, grant an exemption. Considerations include if the shareholder supports our goal of creating sustainable value and has a long-term investment horizon. Exemptions are in force for the registered shareholders listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders.” Exemptions also apply to the Novartis Foundation for Employee Participation, Basel, which as of December 31, 2023, was registered in the Share Register with less than 2% of the share capital, and to Norges Bank (Central Bank of Norway), Oslo, which as of December 31, 2023, was not registered but held 2.4% according to a disclosure notification filed with Novartis AG. No further exemptions were requested in 2023. The same restrictions indirectly apply to ADR holders.
Article 5, paragraph 3 of the Articles of Incorporation provides that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders,” and for the nominee Citibank, London, which in 2015 requested an exemption, but as of December 31, 2023, was not registered in the Share Register. The same restrictions indirectly apply to ADR holders.
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
Attendance, Representation and WEB PORTAL
Registered shareholders will receive personal invitations to the General Meetings along with a registration/proxy form as well as a personal access code and a QR code to log in to our web portal. By returning the registration/proxy form or using the web portal, shareholders can order an admission ticket for the General Meeting or appoint a representative of their choice by means of a written proxy or the Independent Proxy to vote their shares on their behalf.
If the Independent Proxy is appointed, shareholders can also give voting instructions on agenda items or on alternative or additional motions related to the agenda items either (i) following the recommendations of the Board for such alternative or additional motions; or (ii) opposing such alternative or additional motions. They can also abstain from voting.
Shareholders choosing not to receive the comprehensive invitation materials will be informed of upcoming General Meetings through a letter containing the login credentials to access the web portal as well as a reference to www.novartis.com/investors/shareholder-information/general-meetings, where all relevant information is available.
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
Annual General Meeting (AGM)
Convening
The AGM must be held within six months of the end of our financial year (December 31), and normally takes place in late February or early March. According to article 12a of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the Board may foresee that shareholders who cannot be present at the venue of the AGM may exercise their rights through electronic means. The Board may at any time until June 30, 20281 also order that the AGM be held electronically without a venue. Extraordinary General Meetings may be requested by the Board, the external auditor, or shareholders representing at least 5% of the share capital.
Agenda
Shareholders representing shares with an aggregate nominal value of at least CHF 1 million may request that an item be included in a General Meeting agenda. Such requests must be made in writing at least 45 days before the meeting, specifying the requested item and proposal. If an explanatory statement is to be included in the notice of meeting, it must be submitted within the same period, and formulated in a short, clear and concise manner.
Powers
According to article 17 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following powers are vested exclusively in the General Meeting:
• Adoption and amendment of the Articles of Incorporation
• Election and removal of the Board Chair, the Board and Compensation Committee members, the Independent Proxy and the external auditor
• Approval of the management report, the consolidated financial statements and the report on non-financial matters
• Approval of the financial statements of Novartis AG, and the decision on the appropriation of available earnings shown on the balance sheet, in particular with regard to dividends (including any repayment of the statutory capital reserves and the approval of interim dividends and the interim financial statements required for such purpose)
• Approval of the maximum aggregate compensation of the Board (from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM). If the maximum aggregate amount of compensation already approved by the AGM is not sufficient to cover the compensation of newly appointed or promoted Executive Committee members, Novartis may use up to 40% of the amount last approved for the newly appointed or promoted Executive Committee members
• Discharge of Board and Executive Committee members
• Delisting of the shares of Novartis AG
• Decision on other matters that are reserved by law or by the Articles of Incorporation (e.g., advisory vote on the Compensation Report) to the General Meeting
1 In accordance with the statement by the Board issued on February 10, 2023, Novartis commits to submitting the corresponding authorization again to a shareholder vote at the 2025 Annual General Meeting, regardless of the time limitation stipulated in the Articles of Incorporation.

Statutory Quorums
The General Meeting passes resolutions and elections with the absolute majority of the votes represented at the meeting. However, under article 18 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the approval of two-thirds of the votes represented at the meeting is required for:
• An alteration of the purpose of Novartis AG
• The consolidation of shares, unless the approval of all affected shareholders is required
• An increase of the share capital out of equity, by contribution in kind, for the purpose of an acquisition of property or the grant of special rights
• An increase of the share capital out of equity, by contributions in kind by way of set-off against a receivable and the grant of special rights
• A restriction or cancellation of rights of options to subscribe
• The introduction of a conditional capital or a capital band
• An implementation of restrictions on the transfer of registered shares, and the removal of such restrictions
• The creation of shares with increased voting powers
• The change of the currency of the share capital
• The introduction of the deciding vote for the presiding officer at the General Meeting of Shareholders
• A provision in the Articles of Incorporation allowing to hold the General Meeting of Shareholders abroad
• The delisting of the shares of Novartis AG
• A change of the registered office of Novartis AG
• The introduction of an arbitration clause in the Articles of Incorporation
• The merger, split or transformation of Novartis AG under the Merger Act (subject to mandatory provisions)
• The dissolution of Novartis AG

Board of Directors
Composition (as per December 31, 2023)BOARD Chair: J. ReinhardtVice-Chair:S. Moroneylead independent Director: P. BulaN. AndrewsT. BuechnerE. DohertyB. HellerD. HochstrasserF. van HoutenA. de Pro GonzaloC. SawyersW. WintersJ. YoungAudit and Compliance CommitteeE. Doherty (Chair)T. BuechnerB. HellerD. Hochstrasser F. van HoutenA. de Pro GonzaloCompensation CommitteeS. Moroney (Chair)P. BulaB. HellerW. WintersGovernance, Sustainability and Nomination CommitteeP. Bula (Chair)B. HellerD. HochstrasserC. SawyersW. WintersRisk CommitteeT. Buechner (Chair)N. AndrewsE. DohertyA. de Pro Gonzalo J. Young Science & Technology CommitteeJ. Reinhardt (Chair)N. AndrewsF. van HoutenS. MoroneyC. SawyersJ. Young
Changes to the Board of Directors
John Young was elected as a new Board member at the 2023 AGM. Andreas von Planta, who had been a Board member since 2006, did not stand for re-election at the 2023 AGM. The biography of Mr. von Planta can be found in the 2022 Annual Report (page 136), which is available at www.novartis.com/news/media-library/novartis-annual-report-2022.
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
The term limit supports our commitment to renew the Board on an ongoing basis and follows international best practice. We believe age is still a relevant factor in Board composition, and the GSNC will consider this and other factors – including gender, nationality and ethnicity – when evaluating candidates and exploring ways to increase Board diversity.
Succession planning
The GSNC prepares and reviews succession plans for the Board on an annual basis. These plans are discussed by the Board in private meetings. A search for a new Board member is launched – normally with the support of a professional executive search company – with individual selection criteria defined based on the evolving needs of the Company and a continuing focus on diversity, skills and experience. The set of competencies (further explained in “—Item 6.C Board practices—Board of Directors—Board skills”) and a balance between continuity of experience and fresh perspectives are also important criteria for the GSNC when evaluating new candidates. Candidates are interviewed by the Board Chair, members of the GSNC, other Board members, and members of the Executive Committee. The GSNC then makes a recommendation to the full Board, and the Board ultimately decides who should be proposed for election at the upcoming AGM.

Independence
All Board members – including the Board Chair – are non-executive and independent, pursuant to applicable corporate governance rules and Novartis independence criteria, which are outlined in Appendix II to the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In particular, no Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2023, or has or had, a significant business relationship with Novartis AG or with any other Novartis Group company. No separate meetings of independent Board members were held in 2023.
The independence of Board members is assessed annually. Each Board member completes an independence questionnaire that is reviewed by the GSNC. The GSNC then submits a proposal to the full Board, and the Board determines the independence status of each Board member.
Diversity
Novartis is dedicated to fostering an inclusive board where individuals from all genders and ethnic backgrounds can thrive and contribute their unique insights. We pledge to continuously advance our efforts to promote gender parity in the composition of our Board of Directors within a range of +/- 10%. A diverse Board ensures that the appropriate balance of skills, expertise, experience and cultural background is represented to discharge its responsibilities and to support long-term value creation for shareholders, patients, employees and other stakeholders. Diversity remains a critical focus area for the Board, and the GSNC continuously examines opportunities to further increase the Board’s diversity when identifying new Board member candidates. We firmly believe that by valuing and respecting these differences, we can drive innovation and make more informed decisions and better serve our stakeholders.
Diversity profileNationality1pAmerican27%pSwiss23%pBritish11.5%pDutch11.5%pGerman11.5%pSpanish7.5%pIrish4%pNew Zealander4%GenderpMale69%pFemale31%Agep556023%p616554%p>6523%Tenurep<3y23%p36y31%p79y23%p>9y23%1Please note that six Board members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
Board skills
Upon proposal by the GSNC, the Board has determined a diverse set of competencies for its members that aligns with our status as a listed company, as well as our business portfolio, geographic reach and culture. Within this set of competencies, the Board members were asked to identify their most relevant skills based on their educational background, professional experience and personal achievements.
The GSNC assesses the set of competencies as well as the individual skills annually to ensure that an appropriate balance of skills, expertise, experience and diversity is represented on the Board.
To learn more about our Board members and their individual skills, see “—Item 6.C Board practices—Board of Directors—Members of the Board of Directors.”
Board skill distributionMedicine/healthcare/R&D54%7/13Environmental, social 61%8/13and governance (ESG)Data/digital38%5/13Leadership/management 85%11/13Finance/accounting61%8/13Law/regulatory/risk management77%10/13

Members of the Board of Directors

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
Mandates
• Senate member, Helmholtz Association of German Research Centers, Germany
• Chair of the board of trustees, Institute of Molecular and Clinical Ophthalmology Basel (IOB), Switzerland
• Chair of the board of trustees, Novartis Foundation, Switzerland
• Board member, Swiss Re AG, Switzerland
Education
• Doctorate in pharmaceutical sciences, Saarland University, Germany
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)    Leadership/management   Law/regulatory/risk management
Simon Moroney, D.Phil.
Board member since 2020 | Vice-Chair since March 4, 2022 | Nationality: German/New Zealander |
Year of birth: 1959
As co-founder and CEO of MorphoSys AG, Simon Moroney played a central role in establishing the company as a force in the field of therapeutic antibodies, with one of the broadest pipelines of drug candidates in the industry. Mr. Moroney holds both a doctorate and a Master’s degree in chemistry.
Professional experience
• Co-founder and CEO, MorphoSys AG, Germany (1992–2019)
• Research associate, Department of Pharmacology, University of Cambridge, UK (1991–1992)
• Assistant professor, Department of Chemistry, University of British Columbia, Canada (1989–1990)
Mandates
• Chair of the board of directors and the remuneration and nomination committee, Biotalys NV, Belgium
Education
• Doctorate in chemistry, University of Oxford, UK
• Master’s degree in chemistry, University of Waikato, New Zealand
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)    Leadership/management   Law/regulatory/risk management

Nancy C. Andrews, M.D., Ph.D.
Board member since 2015 | Nationality: American/Swiss | Year of birth: 1958
Nancy C. Andrews has extensive experience as a physician, scientist, professor and senior administrator at leading academic institutions and hospitals. Her distinguished career spans more than 30 years, with leadership roles at both Harvard Medical School and the Duke University School of Medicine. Since 2023, Dr. Andrews is professor in residence of pediatrics at Harvard Medical School and is credited with conducting research that led to advances in understanding iron biology and iron diseases.
Professional experience
• Professor in residence of pediatrics, Harvard Medical School, US (2023-present)
• Executive vice president and chief scientific officer, Boston Children’s Hospital, US (2021–present)
• Dean emerita, Duke University School of Medicine, and vice chancellor emerita for academic affairs, Duke University, US (2017–present)
• Dean, Duke University School of Medicine, and vice chancellor for academic affairs, Duke University, US (2007–2017)
• Professor of pediatrics, pharmacology and cancer biology, Duke University, US (2007–2021)
• Dean for basic sciences and graduate studies, Harvard Medical School, US (2003–2007)
• Director, Harvard/MIT M.D.-Ph.D. Program, US (1999–2003)
• Biomedical research investigator, Howard Hughes Medical Institute, US (1993–2006)
Mandates
• Board member, Maze Therapeutics Inc., US
• Board member and chair of the science and technology committee, Charles River Laboratories International Inc., US
• Home secretary (since July 2023) and council member, National Academy of Sciences, US
• Former council member (2013–2019) and member, National Academy of Medicine, US
• Fellow (since April 2007) and former chair (2017 – 2023), American Academy of Arts and Sciences, US
• Member of the executive committee of the corporation, Massachusetts Institute of Technology, US (2019-2022)
• Member of the scientific management review board, National Institutes of Health, US (2014–2019)
• Board member and former chair, Burroughs Wellcome Fund, US (2011–2019)
Education
• Doctor of medicine, Harvard Medical School, US
• Doctorate in biology, Massachusetts Institute of Technology, US
• Master’s and bachelor’s degrees in molecular biophysics and biochemistry, Yale University, US
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
• President, Sulzer Pumps, Switzerland (2003–2006)
• President, Sulzer Turbomachinery Services, Switzerland (2000–2002)
• Various managerial positions at Sulzer AG, China and Switzerland (1994–2000)
Mandates
• Chair of the board of directors and the sustainability committee, Swiss Prime Site AG, Switzerland
• Chair of the board of directors and the strategy and sustainability committee, Burckhardt Compression AG, Switzerland
• Member of advisory committee to the Ministry of Economic Affairs and Climate Policy (“Adviescommissie Maatwerkafspraken Verduurzaming Industrie”), Netherlands
• Member of the presidential and shareholder committees, Voith GmbH & Co. KGaA, Germany (2014–2020)
• Member of the supervisory board, Voith GmbH & Co. KGaA, Germany (2014–2018)
Education
• Master of business administration, IMD business school, Switzerland
• Master’s degree in civil engineering, Delft University of Technology, Netherlands
Key skills
 Environmental, social and governance (ESG)   Leadership/management    Finance/accounting   Law/regulatory/risk management

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
Mandates
• Chair, Froneri Lux Topco Sarl, Luxembourg
• Board member and vice chair, Schindler AG, Switzerland
• Board member and chair of the ESG committee, New Tiger LLC, US
• Co-chair (2020–2021) and board member (2015–2021), Cereal Partners Worldwide SA, Switzerland (Nestlé representative)
• Board member, Froneri Lux Topco Sarl, Luxembourg (Nestlé representative) (2016–2020)
• Board member, Bobst Group SA, Switzerland (2017–2019)
• Chair, Blue Bottle Coffee Inc., US (Nestlé representative) (2017–2019)
• Chair, Nestlé Nespresso SA, Switzerland (Nestlé representative) (2011–2019)
• Board member, Hsu Fu Chi Food Companies, China (Nestlé representative) (2011–2019)
Education
• Program for executive development, IMD business school, Switzerland
• Master’s degree in economic sciences, HEC Lausanne, Switzerland
Key skills
Environmental, social and governance (ESG)   Data/digital   Leadership/management    Finance/accounting
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
Mandates
• Board member and chair of the audit committee, Corbion NV, Netherlands
• Member of the supervisory board and chair of the audit committee, Royal Philips NV, Netherlands
• Advisor, Affinity Petcare SA and GB Foods SA, Spain (2017–2023)
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
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)  Data/digital  Leadership/management   Finance/accounting   Law/regulatory/risk management
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
Mandates
• Chair of the board of directors, Daniel Hochstrasser AG, Switzerland
• Member (2015–2021) and vice president (since 2021), ICC Court of Arbitration, France
• Member of the Ethics Court, Zurich Bar Association, Switzerland (since 2004)
• Board member, Finland Arbitration Institute, Finland (since 2020)
• Chair of the board of directors, Bär & Karrer AG, Switzerland (2011-2021)
• Member of the Court, Swiss Arbitration Chambers, Switzerland (2004–2014)
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
Mandates
• Board member, Absci Corporation, US
• Board member, Synthesis Health Inc. US
• Chair, Castor EDC, Netherlands
• Member of the steering committee, European Round Table for Industry (ERT), Belgium (2014-November 2022)
• Vice chair and member of the supervisory board, Philips Lighting, Netherlands (2016–2017)
Education
• Master’s degree in economics and business management, Erasmus University Rotterdam, Netherlands
• Bachelor’s degree in economics, Erasmus University Rotterdam, Netherlands
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)   Data/digital    Leadership/management   Finance/accounting   Law/regulatory/risk management
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
Mandates
• Member of the supervisory board and chair of the Audit Committee, STMicroelectronics NV, Netherlands
• Board member, Mobico Group PLC, UK
• Board member, Indra Sistemas SA, Spain (2020-2022)
• Board member, Merlin Properties Socimi SA, Spain (2015–2017)
Education
• General management program (PDG), IESE Business School, Spain
• Bachelor’s degree in business studies, Complutense University of Madrid, Spain
Key skills
 Environmental, social and governance (ESG)   Data/digital   Leadership/management    Finance/accounting   Law/regulatory/risk management

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
• Member, National Academy of Sciences, US
• Investigator, Howard Hughes Medical Institute, US
• Member, National Cancer Advisory Board, US (2012–2020)
• President, American Association for Cancer Research, US (2013–2014)
Education
• Doctor of medicine, Johns Hopkins University School of Medicine, US
• Bachelor’s degree, Princeton University, US
Key skills
 Medicine/healthcare/R&D
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
Key skills
Environmental, social and governance (ESG)   Data/digital   Leadership/management    Finance/accounting   Law/regulatory/risk management

John D. Young
Board member since March 7, 2023 | Nationality: British/American | Year of birth: 1964
A scientist by training, John D. Young has over 35 years of experience in the healthcare industry and will bring a wealth of experience in leadership, strategy, business development and commercialization of innovative medicines to the Novartis Board of Directors. He joined Pfizer in 1987 as a sales representative and held positions of increasing seniority across the company, including as a member of Pfizer’s executive leadership team from 2012. As Pfizer’s group president and chief business officer from 2019 until 2022, John also played an integral role in the development and delivery of the Pfizer-BioNTech COVID-19 vaccine.
Professional experience
• Senior advisor to the CEO, Pfizer, US (January-June 2022)
• Group president and chief business officer, Pfizer, US (2019-2022)
• Group president, innovative health business, Pfizer, US (2018)
• Group president, essential health business, Pfizer, US (2014-2017)
• President and general manager, global primary care business unit, Pfizer, US (2012-2013)
• Regional president, primary care business unit for Europe and Canada, Pfizer, UK (2009-2012)
• Various managerial positions, Pfizer, UK and Australia (1987–2008)
Mandates
• Board member, Johnson Controls International, Ireland
• Board member, Arvinas Inc, US
• Board member, Imbria Pharmaceuticals, US
• Board member, Haleon, UK (2022-February 2023)
• Board member, GSK Consumer Health Joint Venture, UK (2019-2022)
• Board member, Biotechnology Innovation Organization (BIO), US (2018-2021)
• US bio-pharmaceutical representative, UK Government Life Sciences Council, UK (2007-2021)
• Board member, National Committee for US China Relations, US (2014-2017)
• Board member, European Federation of Pharmaceutical Industries and Associations (EFPIA), Belgium (2012-2017)
Education
• Master of business administration, University of Strathclyde, UK
• Bachelor’s degree in biological sciences, University of Glasgow, UK
Key skills
 Medicine/healthcare/R&D   Leadership/management   Finance/accounting    Law/regulatory/risk management
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.

Self-assessment
The Board and its committees conduct a self-assessment once a year, covering topics including Board composition, purpose, scope and responsibilities; succession planning; Board processes and governance; interaction between the Board and the Executive Committee; Board meetings and pre-reading material; team effectiveness; and Board Chair and peer evaluation. Every third year, this process is conducted by an independent external consultant. The 2023 review is currently being undertaken by the consulting firm Egon Zehnder. Its results will be discussed during the second quarter of 2024.
Questionnaire and Interviews•Each Board member fills out a questionnaire prepared by Egon Zehnder.•Individual interviews are scheduled, during which Board members have the opportunity to share their perspectives on their strengths and areas for development, best practices, and interaction between Board members, and between the Board and the Executive Committee.•The Executive Committee members are also interviewed individually to capture their perspectives on the Board’s functioning and its interactions with the Executive Committee, including focusing on ways to improve efficiency.Review•The preliminary results of the questionnaires and interviews are then presented to the Board Chair. This qualitative review covers topics including Board composition; purpose, scope and responsibilities; processes and governance of the Board and its committees; meetings and pre-reading material; team effectiveness; and leadership and culture.•Thereafter, Egon Zehnder also undertakes a qualitative review with the full Board, sharing its key observations and recommendations, and holds additional individual feedback sessions with each Board member.Outcome•The results of the in-depth 2023 assessment will be discussed during a Board Meeting in the first half of 2024.•Conclusions and results will be shared in the Annual Report 2024.
Trainings
The Board receives regular briefings and trainings on ethics, risks and compliance, ESG and other relevant topics. In 2023, each Board member completed trainings on the following:
• ESG, tailored for Board members
• Doing business ethically
• ‘Fit to Commit’, which focused on anti-bribery, insider trading and procurement
• Information Management
Our Chief Legal Officer also provides regular updates to the Board members on developments related to insider trading laws and regulations and briefs the members of the Board and the Executive Committee on an annual basis on their respective duties. In addition, the Company offers a broad range of external trainings to its Board members.
Role of the Board and its committees
The Board is responsible for the overall direction and oversight of management, and holds the ultimate decision-making authority, with the exception of decisions reserved for shareholders. Board members are expected to commit the time and effort required to fulfil all their Board and committee responsibilities.
The Board has delegated certain duties and responsibilities to its five committees led by a Board-elected committee chair, as set out in the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In some cases, these responsibilities are of an advisory or preparatory nature. In other cases, the committee has decision-making power that is subject to final Board approval, or the responsibilities have been fully delegated to the committee. All committees have the authority to retain external consultants.
Any Board member may request a Board or committee meeting and the inclusion of an agenda item. Before meetings, Board members receive materials to help them prepare for the discussions and to inform decision-making.

Attendance at Board and Board Committee Meetings in 2023
Name	Position	Board	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Risk Committee	Science & Technology Committee

J. Reinhardt	Board Chair	9/9					3/3

S. Moroney	Vice-Chair	9/9		6/6			3/3

P. Bula	Lead Independent Director	9/9		6/6	4/4

N. Andrews	Member	9/9				4/4	3/3

T. Buechner	Member	9/9	8/8			4/4

E. Doherty	Member	9/9	8/8			4/4

B. Heller	Member	9/9	8/8	6/6	4/4

F. van Houten	Member	9/9	8/8				3/3

D. Hochstrasser	Member	9/9	8/8		4/4

A. de Pro Gonzalo	Member	9/9	8/8			4/4

C. Sawyers	Member	9/9			4/4		3/3

W. Winters	Member	9/9		6/6	4/4

J. Young [1]	Member	7/7				4/4	3/3

[1] Mr. Young was elected at the 2023 AGM.

Further details can be found on pages 137 – 142.

Board of Directors
Primary responsibilities
• Strategy: decides on the ultimate direction of the Company’s business (including portfolio, markets, acquisitions and divestments), considering also key ESG aspects
• Structure and organization: determines major changes in the Group’s structure and organization
• Culture: oversees the strategy and implementation of the corporate culture
• Ethics and compliance: oversees the Group’s ethics and compliance framework, including the approval of fundamental corporate policies such as the Novartis Code of Ethics
• Risk management: oversees the Group’s risk management system, the most significant risks, and how these risks are managed
• Finance: determines the Group’s accounting system, financial controls and financial planning; and reviews and approves the Annual Report (including the Compensation Report)
• Non-financial reporting: reviews and approves the Group’s annual reporting on non-financial matters
• People and organization: nominates or appoints, removes, and determines responsibilities of key executives, and succession planning
Key activities in 2023
• Oversaw the Company’s strategy to become an innovative medicines company with leading technology in key therapeutic and geographic areas
• Reviewed the set-up and functioning of the Executive Committee in the context of the Company’s organizational structure
• Reviewed in depth the US market and our priorities to accelerate growth and become a top player in the market, including a briefing on our markets
• Discussed updates from all organizational units
• Reviewed and discussed strategic considerations around mergers and acquisitions (including the acquisition of Chinook Therapeutics), and the Company’s larger strategic moves to drive sustainable growth
• Assessed and decided on the structure of Sandoz following the spin-off, including the designated Sandoz board (and its Committees) and the designated leadership team
• Conducted the Sandoz separation through a 100% spin-off, including securing shareholder approval at the extraordinary General Meeting held on September 15, 2023
• Discussed the Company’s ESG strategy, plans and developments, and attended an ESG session jointly organized by the Audit and Compliance Committee and the Governance, Sustainability and Nomination Committee.
• Discussed the upcoming non-financial disclosure regulations and Novartis non-financial reporting governance
• Discussed longer-term Board succession planning and required profiles
• Discussed and reviewed the annual Board self-evaluation
Meetings
Number of meetings held
9
Number of members
13
Approximate average duration (hours)
6:12
Meeting attendance
100%
The Board met nine times in 2023. This included regular meetings in January, April, June, August, October and December, and additional special meetings to deal with ad hoc matters. Board committees typically meet the day before the meetings of the full Board. The Board held virtual, hybrid and physical meetings, with participants joining in person whenever possible.
J. Reinhardt (Board Chair)
9
S. Moroney (Vice-Chair)
9
P. Bula (Lead Independent Director)
9
N. Andrews
9
T. Buechner
9
E. Doherty
9
B. Heller
9
D. Hochstrasser
9
F. van Houten
9
A. de Pro Gonzalo
9
C. Sawyers
9
W. Winters
9
J. Young1
7
Documents
• Articles of Incorporation of Novartis AG
• Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
1 Mr. Young was elected at the 2023 AGM and has attended all Board meetings in 2023 following his election.

Audit and Compliance Committee
Primary responsibilities
• Supervises the external auditor, and selects and nominates the external auditor for election by the shareholders (FD)**
• Oversees Internal Audit (FD)**
• Oversees accounting policies, financial controls, and compliance with accounting and internal control standards (FD)**
• Approves financial statements for the first three quarters of each calendar year and the corresponding financial results releases (FD)**, and reviews the annual financial statements and the corresponding financial results releases (FBA)***
• Reviews the non-financial data contained in the Group’s annual reporting (FBA)***
• Oversees compliance with laws, regulations and internal policies related to its subject matter expertise (FD)**
• Reviews updates with regards to Quality Assurance and patient safety twice a year and Health Safety & Environment once a year (FD)**
• Reviews updates from the SpeakUp Office twice a year (FD)**
• Reviews the Group’s tax policy every two years (FD)**
• Reviews updates in closed sessions with the Chief Financial Officer, Chief Audit Officer, and external auditor (FD)**
Key activities in 2023
• Reviewed the timelines, milestones and accounting treatment of the Sandoz spin-off
• Reviewed the non-financial reporting
• Reviewed the accounting and financial reporting, focusing on those areas involving significant risk or judgment
• Reviewed and discussed the Company’s approach to non-financial reporting and assurance, including audit scope, processes and the required involvement of the Audit and Compliance Committee (ACC) and the full Board
• In a joint session with the GSNC received an overview of the current and emerging ESG reporting standards and regulations, in addition to the ESG reporting roadmap of Novartis
• Monitored progress on the delivery of the transformation for growth targets
• Received an update on the Novartis fraud risk management framework, including the assessment against the Committee of Sponsoring Organizations of the Treadway Commission (COSO) principles
• Liaised with the Risk Committee to ensure adequate oversight of the Company’s key transformation projects (Enterprise Data Governance and Management and Lean Digital Core (LDC) program)
• Reviewed how Novartis is approaching integrated assurance
• Reviewed the Novartis tax policy
• Evaluated the performance of the external auditor of Novartis, KPMG, during 2023
• Received reports and updates from Internal Audit; Quality; Ethics, Risk & Compliance; the SpeakUp Office; Health, Safety & Environment; and Legal, and discussed progress on identifying and remedying the root causes of any associated issues or problems
Meetings
Number of meetings held
8
Number of members
6
Approximate average duration (hours)
2:30
Meeting attendance
100%
E. Doherty (Chair, Audit Committee Financial Expert)
8
T. Buechner
8
B. Heller
8
D. Hochstrasser
8
F. van Houten
8
A. de Pro Gonzalo (Audit Committee Financial Expert)
8
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
Key activities in 2023
• Made decisions relating to Executive Committee and wider employee compensation during the year
• Reviewed the Sandoz Swiss listing prospectus, Say-on-Pay and incentive plan rules including restoration principles for shareholders and equity holders
• Determined the critical performance measures (including financial, strategic, operational, innovation and ESG) to be considered in the Executive incentive plan targets
• Assessed the achievement of incentive plan targets for the Executive Committee members
• Reviewed shareholder and proxy advisor feedback related to Novartis compensation practices and disclosures, in addition to those of peer companies
• Reviewed format of disclosures in the Novartis Compensation Report
• Proposed appropriate peer companies for comparisons of board and executive committee compensation, and assessed the Company’s level of compensation against the peer group
• Reviewed incentive plan rules to secure pay-for-performance alignment while preserving market competitiveness
• Reflected on the effectiveness of the Company’s compensation programs in view of becoming a pure-play innovative medicines company
Meetings
Number of meetings held
6
Number of members
4
Approximate average duration (hours)
1:55
Meeting attendance
100%
S. Moroney (Chair)
6
P. Bula
6
B. Heller
6
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
Key activities in 2023
• Discussed the composition of, and the succession for, the Novartis Board and its committees on a regular basis
• Discussed benchmarking data concerning the board size, composition, diversity, and committee structure of peer companies
• Discussed the candidates for the Sandoz board and the Sandoz board committee structure
• Discussed the new Swiss legal requirements on non-financial reporting and the corresponding shareholder vote on the 2023 report on non-financial matters at the 2024 AGM
• Reviewed an update on ESG Strategy with a focus on trends regarding ESG disclosure regulations, access to medicines and environmental sustainability
• Regularly reviewed updates on the ESG Scorecard to track progress against the sustainability targets for Innovation & Access, Human Capital Management, Environmental Sustainability and Ethical Standards; reviewed the 2024 ESG targets
• Received an update on access to medicines, including the implementation of the Novartis access principles
• Received an update on human capital management focused on leadership development, our company culture, the care agenda for associates, and hybrid working
• Received an update on environmental sustainability, which covered performance against the targets of Novartis for climate, water, and waste, the impact of the Sandoz separation, the approach to reducing scope 3 emissions (including supplier engagement), and the Novartis carbon reduction glidepath to Net Zero in 2024.
• Reviewed the company’s performance to date and upcoming regulations and future Novartis targets on gender balance, equal pay, and pay transparency
• In a joint education session with the ACC received an overview of the current and emerging ESG reporting standards and regulations, in addition to the ESG reporting roadmap of Novartis
• Evaluated the results of the 2023 AGM as well as investor and analyst feedback from ESG and Governance roadshows held during 2023
• Reviewed and updated the Board Skills Matrix
Meetings
Number of meetings held
4
Number of members
5
Approximate average duration (hours)
2:03
Meeting attendance
100%
P. Bula (Chair)
4
B. Heller
4
D. Hochstrasser
4
C. Sawyers
4
W. Winters
4
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Risk Committee
Primary responsibilities
• Oversees the risk management system and processes (FBA)***
• Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management (FBA)***
• Performs deep dives into key risk areas and fosters a culture of smart risk-taking (FBA)***
• Reviews updates on cyber security on an annual basis (FD)**
• Reviews regular updates from designated risk owners as well as the Chief Ethics, Risk & Compliance Officer and/or the Head of Risk & Resilience (FD)**
Key activities in 2023
• Received updates on Enterprise Risk Management mitigation measures and results
• Received an update on European Union regulatory measures and its associated risks and opportunities
• Reviewed and discussed the current risks associated with key product launches in China and the US
• Evaluated the risks associated with current geopolitical developments
• Discussed the key risks associated with data science and artificial intelligence
• Received an update on the Company’s supply network
• Received an update on the main risks in our Research and Development organizational units
• Reviewed the Source-to-Pay risks and mitigations
• Received a deep-dive update on cyber security, including on data loss protection
• Discussed enterprise data management and Lean Digital Core/ERP design and implementation
Meetings
Number of meetings held
4
Number of members
5
Approximate average duration (hours)
1:52
Meeting attendance
100%
T. Buechner (Chair)
4
N. Andrews
4
E. Doherty
4
A. de Pro Gonzalo
4
J. Young1
4
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval
1 Mr. Young became a member of the Risk Committee after the 2023 AGM and has attended all Risk Committee meetings in 2023 following his election.

Science & Technology Committee
Primary responsibilities
• Monitors emerging scientific, data-related, technological and research trends and issues, and brings recommendations to the Board (FBA)***
• Informs the Board on a periodic basis about critical developments for the success of the portfolio and for scientific, technological and research activities as well as benchmarking (A/P)*
• Assists the Board with setting the Company’s strategy for science, data, technology and research (A/P)*
• Assists the Board with oversight and evaluation of the performance of the Company’s scientific, technological and R&D activities (FBA)***
• Reviews performance and proposed targets in the area of science, technology and research (FD)**
• Reviews other matters in relation to science, data, technology and research that the committee may, at its own discretion, deem desirable in connection with its responsibilities (A/P)*
Key activities in 2023
• Reviewed the strategy of our Biomedical Research organizational unit with its new leadership
• Reviewed the strategy of the Novartis Venture Fund, and provided input on its future direction
• Provided input on the Novartis plan for future equity investing
• Reviewed R&D performance metrics, including benchmarking, and the Biomedical Research and Development organizational units’ plans to enhance performance
• Provided guidance to Merger & Acquisition (M&A) and Business Development & Licensing (BD&L) teams on scientific aspects of key deals
• Discussed the strategy of our Development organizational unit with its new leadership
Meetings
Number of meetings held
3
Number of members
6
Approximate average duration (hours)
3:35
Meeting attendance
100%
J. Reinhardt (Chair)
3
N. Andrews
3
F. van Houten
3
S. Moroney
3
C. Sawyers
3
J. Young1
3
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval
1 Mr. Young became a member of the Science and Technology Committee after the 2023 AGM and has attended all Science and Technology Committee meetings in 2023 following his election.

Board Chair
The Board Chair leads the Board to represent the interests of all stakeholders and ensures an appropriate balance of power between the Board and the Executive Committee. In this role, the Board Chair:
• Provides leadership to the Board
• Supports and mentors the CEO
• Ensures that the Board and its committees work effectively
• Sets the agenda, style and tone of Board discussions, promoting constructive dialogue and effective decision-making
• Ensures onboarding programs for new Board members, and continuous education for and specialization of all Board members
• Ensures the Board’s annual performance evaluation
• Promotes effective relationships and communication between Board and Executive Committee members
• Ensures effective communication with the Company’s shareholders, other stakeholders and the public
Vice-Chair and Lead Independent Director
Vice-Chair
The Vice-Chair has the following responsibilities:
• Leads the Board in the event that, and for as long as, the Board Chair is incapacitated
• Leads the yearly session of the Board members to evaluate the performance of the Board Chair, during which the Board Chair is not present
The Vice-Chair also provides advice and support to the Board Chair.
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
Honorary Chairman
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

”Mandates” shall mean any membership in the board of directors, in the executive board or in the advisory board, or a comparable function under foreign law, in a company with an economic purpose. Mandates in different legal entities that are under joint control are deemed to be one mandate.
For a full list of all external mandates subject to the above-mentioned limitations, please refer to the Compensation Report (see “—Item 6.B Compensation—”Mandates outside the Novartis Group”).

Executive Committee

Composition (as per December 31, 2023)Vasant (Vas) NarasimhanChief Executive OfficerShreeram AradhyePresident, Development& Chief Medical OfficerVictor BultoPresident, USAharon (Ronny) GalChief Strategy & Growth OfficerKaren L. HaleChief Legal OfficerPatrick HorberPresident,InternationalHarry KirschChief Financial OfficerRobert (Rob) KowalskiChief People & Organization OfficerSteffen LangPresident, OperationsFiona H. MarshallPresident, BiomedicalResearchKlaus MoosmayerChief Ethics, Risk & Compliance Officer
Changes to the Executive Committee
Marie-France Tschudin, President of the Innovative Medicines International unit and Chief Commercial Officer since 2022, stepped down from her role effective September 15, 2023. The unit was renamed ‘International’ and was led by Mukul Mehta, its chief financial officer, on an ad interim basis from September 16, 2023 to November 30, 2023. Mukul was not a member of the Executive Committee during this period. Patrick Horber, M.D. became President, International, and a member of the Executive Committee effective December 1, 2023. The biography of Marie-France Tschudin can be found in the 2022 Annual Report (page 151), available at www.novartis.com/news/media-library/novartis-annual-report-2022.
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
The composition of the Executive Committee of Novartis as of December 31, 2023, in terms of nationality, gender, age and length of tenure, is shown in the following charts:
Diversity profileNationality1pAmerican41%pGerman18%pSwiss18%pBritish9%pSpanish9%pIsraeli5%GenderpMale82%pFemale18%Agep<450%p455018%p>5082%Tenurep<2y45.5%p24y18%p>4y36.5%1Please note that three Executive Committee members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
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

”Mandates” shall mean any membership in the board of directors, in the executive board or in the advisory board, or a comparable function under foreign law, in a company with an economic purpose. Mandates in different legal entities which are under joint control are deemed one mandate.
For a full list of all external mandates subject to the above-mentioned limitations, please refer to the Compensation Report (see “—Item 6.B Compensation—”Mandates outside the Novartis Group”).

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
President, Development & Chief Medical Officer since May 16, 2022 | Nationality: American | Year of birth: 1962
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
President, US since April 4, 2022 | Member of the Executive Committee as of May 1, 2022 | Nationality: Spanish |
Year of birth: 1978
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
• Consultant, team leader, manager, The Boston Consulting Group, Inc., US, Singapore, China (1996–2002)
Education
• Doctorate in biochemistry, Massachusetts Institute of Technology, US
• Bachelor’s degree in chemistry, Emory University, US
Karen L. Hale
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
• Bachelor’s degree in economics, Duke University, US
Patrick Horber
President, International since December 1, 2023 | Nationality: Swiss | Year of birth: 1970
Professional experience
• Senior vice president, AbbVie, president Immunology, AbbVie, US (July 2023–September 2023)
• President, US commercial operations, Immunology, AbbVie, US (2020–June 2023)
• Vice president and head of global marketing and commercial operations, AbbVie, US (2019–2020)
• Vice president and managing director, AbbVie, Germany (2015–2019)
• Managing director, AbbVie, Switzerland (2013–2015)
• Managing director, Abbott, Switzerland (2012–2012)
• Leadership roles at headquarters and country operations, Roche (2005–2012)
Mandates
• Member of the board and chair of the strategy and politics committee, Verband Forschender Arzneimittelhersteller, Germany (2016–2019)
• Chair of the executive committee and member of the presidents bureau, Interpharma, the association of Switzerland’s research-based pharmaceutical industry (2015–2015)
• Member of the executive committee and the board, Interpharma (2013–2015)
Education
• Doctor of medicine (M.D.), University of Zurich, Switzerland
Harry Kirsch
Chief Financial Officer of Novartis since 2013 | Nationality: German/Swiss | Year of birth: 1965
Professional experience
• Chief Financial Officer of the Pharmaceuticals Division, Novartis Pharmaceuticals, Switzerland (2010–2013)
• Chief Financial Officer of Pharma Europe, Novartis Pharmaceuticals, Switzerland (2008–2010)
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
• Previously held regulatory leadership roles at Schering-Plough Corporation (now Merck) and Pharmacia Corporation (now Pfizer)
Mandates
• Member of the advisory board, Industry Pharmacists Organization, US
Education
• Doctor of pharmacy, University of Wisconsin-Madison, US
• Bachelor’s degree in pharmaceutical sciences, University of Wisconsin-Madison, US
Steffen Lang, Ph.D.
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
President, Biomedical Research since November 1, 2022 | Nationality: British | Year of birth: 1964
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
Mandates
• Member of the Scientific Advisory Board, SciLifeLab, Sweden
• Fellow, Royal Society, UK Academy of Medical Sciences, and Royal Society of Biology, all UK
Education
• Doctorate in neuroscience, University of Cambridge, UK
• Bachelor’s degree in biochemistry, University of Bath, UK
Klaus Moosmayer, Ph.D.
Chief Ethics, Risk & Compliance Officer of Novartis since 2018 | Nationality: German | Year of birth: 1968
Professional experience
• Chief compliance officer, Siemens AG, Germany (2014–2018)
• Chief counsel compliance, Siemens AG, Germany (2009–2013)
• Compliance operating officer, Siemens AG, Germany (2007–2009)
Mandates
• Board member, SwissHoldings, the Swiss federation representing Swiss-based multinational companies, Switzerland
• Member of the executive board, Business at OECD (BIAC), Paris
• Co-founder and honorary board member, European Chief Compliance and Integrity Officers’ Forum
• Co-chair, B20 Integrity & Compliance Task Force under the G20 presidencies of Indonesia (2022), Italy (2021), Saudi Arabia (2020), Argentina (2018), and Chair of the Task Force under the G20 presidency of Germany (2017)
• Chair of the Anti-Corruption Committee of the Business and Industry Advisory Committee (BIAC), Organization for Economic Co-operation and Development (OECD), Paris (2013–2020)
Education
• First and second state examination in law, Germany
• Doctor of jurisprudence, University of Freiburg, Germany

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
• Monthly CEO reporting (encompassing progress against company targets, including financial results) and frequent communications from the CEO on current developments
• Executive Committee meeting minutes
• Regular meetings and teleconferences by the Board and/or Board committees with the CEO and/or other members of the Executive Committee (e.g., the CFO, the Chief Legal Officer, the Chief Ethics, Risk & Compliance Officer), and regular meetings and teleconferences with senior management (e.g., the Chief Audit Officer)
• Information from Executive Committee members or other Novartis employees, and visits to Novartis sites
To obtain an outside view, the Board and/or Board committees occasionally invite external advisors (e.g., the independent advisor of the Compensation Committee, the external auditor) to attend a meeting and/or share their observations about a specific topic.
Monthly financial reports
Novartis produces comprehensive, consolidated (unaudited) financial statements on a monthly basis for the Company. These are typically available within 10 days after the end of the month, and include the following:
• Consolidated income statement of the month and year to date, in accordance with IFRS Accounting Standards, as well as adjustments to arrive at non-IFRS measures core results, as defined by Novartis (see “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating results—Non-IFRS measures as defined by Novartis”). The IFRS Accounting Standards and non-IFRS measures core figures are compared with the prior-year period and targets in both USD and on a constant currency basis.
• Supplementary data on a monthly and year-to-date basis, such as free cash flow and earnings per share on a USD basis
Management information related to the consolidated income statements and free cash flow is made available to Board members through the monthly CEO Report, which includes an analysis of key deviations from the prior year or target.
Prior to the release of each quarter’s results, the Board receives the actual consolidated financial statement information and an outlook of the full-year results in accordance with IFRS Accounting Standards and non-IFRS measures core results (as defined by Novartis), together with related commentary.
Annually, during the third quarter, the Board approves the Company’s strategic plan for the next three years. In the fourth quarter of the year, the Board approves the operating targets for the following year as well as the financial targets for the following three-year period, including a projected consolidated income statement in USD prepared in accordance with IFRS Accounting Standards and non-IFRS measures as defined by Novartis (core results).
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
• Governs the Novartis Code of Ethics
• Provides an integrated ERM framework (which is further described in the following section)
• Governs the global compliance program within Novartis
• Administers the Enterprise Policy Management and global Internal Controls framework
SENIOR LEADERS OF ORGANIZATIONAL UNITS AND GLOBAL FUNCTIONS, AT ALL LEVELS
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
The Ethics, Risk & Compliance (ERC) function provides an integrated ERM framework to obtain a holistic view of Company risks and drive a culture of smart risk-taking. Under the leadership of the Chief Ethics, Risk & Compliance Officer, the Risk & Resilience team is responsible for the overall ERM process. This process covers, but is not limited to, risks associated with:
• The research, development, manufacturing, marketing and sales of products
• Finance, taxes, intellectual property, compliance with law and regulations, security, product safety, technology, human resources, and health, safety and environmental protection
• Business objectives and strategies, including mergers and acquisitions
• External factors such as the social, political and economic environment
The ERM process continued to evolve in 2023. The Risk & Resilience team conducted risk workshops and collaborated with all risk assurance and monitoring functions to identify key risks across the Company. Each Novartis unit organized a focused risk workshop including leadership team members. In parallel, risk workshops were held in top countries by revenue and in certain focus markets. Once key risks were identified, mitigation action plans were created to address them in an effective way. The findings from these workshops were consolidated into the Novartis Risk Compass, which enables senior management, the Executive Committee and the Board to focus discussions on key risks and more closely align our corporate strategy with our risk exposure and ways of working.
In 2023, we further matured our ERM framework within the Novartis Risk & Resilience organization and developed additional risk management trainings and our risk intelligence forum, an event that brought together internal and external speakers to address emerging trends and threats. We also integrated a critical scope of activities (Health, Safety and Environment environmental remediation) into the Risk & Resilience department. Furthermore, the Enterprise Policy & Internal Control team is progressing as planned to create a holistic framework by linking process governance with policies and controls and the Central Monitoring Coordination team is expanding its scope to ensure a harmonized and coordinated monitoring process across the Company.
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
In 2023, our Internal Audit function executed a risk-based audit plan and reported the results to the audited units, the Executive Committee and the ACC. Audit findings and action plans are stored and monitored in a single location to enable efficient and effective follow-up. The following outlines the number of audits and advisories performed in 2023, and key methodology steps when managing the Internal Audit cycle.
2023 Internal Audit Activitiesaudits 28advisories18Internal Audit cycle methodology includes:Planning: Monitoring and information gathering via continuous risk assessment based on data analytics, business interviews and quarterly calibration of the audit plan. The audit plan is approved by the ACC biannually. Execution and Reporting: 46 engagements delivered in 2023, all linked to group risks, emerging topics and company-wide initiatives.Follow Up: Management is responsible for resolving issues, supported by Internal Audit to ensure timely closure of high-risk observations.
Internal Audit performed 77% of planned activities (equating to 46 of 60 engagements) in 2023. Due to methodology redesign and tool development, the internal audit function’s engagement volume was impacted as associates were actively involved in those projects.

Auditors

Duration of the mandate and terms of office
On behalf of the Board, the ACC selects and nominates an independent auditor for election at the AGM. KPMG commenced its auditing mandate for Novartis in 2022. Richard Broadbelt, Auditor in charge, and Heidi Broom-Hirst, Global Audit Partner, began serving in their roles in 2022 and 2023, respectively. The ACC together with KPMG will ensure that these partners are rotated at least every five years.
Auditing fees and additional fees
The ACC monitors and preapproves the fees paid to the external auditor for all audit and non-audit services. It has developed and approved a policy with clear guidelines on the engagement of the independent auditor firm. This policy is designed to help ensure that the independence of the external auditor is maintained. It limits the scope of services that the external auditor may provide to the Company, stipulating certain permissible types of audit-related and non-audit services, including tax services and other services that have been preapproved by the ACC. The ACC preapproves all other services on a case-by-case basis.
The external auditor is required to report periodically to the ACC about the scope of the services it has provided to the Company and the fees for the services it has performed to date. KPMG fees for professional services related to the 12-month periods ended December 31, 2023, and December 31, 2022, are as follows:
	2023 USD million	2022 USD million

Audit services	26.8	22.5

Audit-related services	2.5	0.7

Tax services	0.3	1.2

Other services	0.0	0.0

Total	29.6	24.4

Audit services include work performed to issue opinions on consolidated financial statements and parent company financial statements of Novartis AG, to issue opinions related to the effectiveness of the Company’s internal control over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that can generally only be provided by the statutory auditor, such as the audits of the Compensation Report, special purpose financial statement in connection with divestment transactions, information systems and the related control environment; and reviews of quarterly financial results.
Audit-related services include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as: the limited assurance over the Novartis in Society Integrated Report, audits of pension and other employee benefit plans; audits in connection with non-recurring transactions; contract audits of third-party arrangements; corporate responsibility assurance; and other audit-related services.
Tax services include tax compliance, assistance with historical tax matters, and other tax-related services.
Other services in 2023 included procedures related to company specific training on emerging topics, benchmarking studies, and license fees for use of accounting and other reporting guidance databases.
Information to the Board and the ACC
The ACC, acting on behalf of the Board, is responsible for overseeing the activities of the external auditor. In 2023, this committee held seven meetings. KPMG was invited to all of these meetings to attend the discussions on auditing matters and any other matters relevant to its audit.
The ACC recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2023. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
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
Communications
Novartis publishes this Annual Report to provide information on the Group’s results and operations. Novartis discloses financial results in accordance with IFRS Accounting Standards on a quarterly basis, and issues press releases from time to time regarding business developments.
Novartis publishes press releases related to financial results and material events to the US Securities and Exchange Commission (SEC) via Form 6-K. An archive containing annual reports, US SEC Form 20-F, quarterly results releases and all related materials – including presentations and conference call webcasts – is available at www.novartis.com/investors.
Novartis also publishes the Novartis in Society Integrated Report, available at www.novartis.com/reportinghub, which provides an overview of our business, strategy and performance, and describes how we create value for stakeholders and society. The Novartis in Society Integrated Report is prepared in accordance with Art. 964b of the Swiss Code of Obligations, and in alignment with recommendations and standards issued by the Integrated Reporting Framework, the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI), and the Task Force on Climate-related Financial Disclosures (TCFD).
The information on Board and Executive Committee compensation is outlined in the Compensation Report (see “—Item 6.B Compensation” in general, and for certain compensation information with respect to our Board that is responsive to Item 6.C.2 of Form 20-F, see “—Item 6.B Compensation—2022 Board compensation—Philosophy and benchmarking”). Please also refer to articles 29-35 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance). No change-of-control or ‘golden parachute’ clauses benefit Board members, Executive Committee members, or other members of senior management. Employment contracts with Executive Committee members are either for a fixed term not exceeding one year or for an indefinite period with a notice period not exceeding 12 months, and do not contain commissions for the acquisition or transfer of enterprises or severance payments. No loans or credits are granted to Board and Executive Committee members.
Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events, and advises against relying on them for current information.
Investor Relations
Investor Relations manages the Company’s interactions with the international financial community. Several events are held each year to provide institutional investors and analysts with various opportunities to learn more about Novartis.
Investor Relations is based at the Company’s headquarters in Basel. Part of the team is located in the US to coordinate interaction with US investors. More information is available at www.novartis.com/investors.
Website information
Topic	Information

Share capital	Articles of Incorporation of Novartis AG https://www.novartis.com/sites/novartiscom/files/statuten-en.pdf Novartis key share data www.novartis.com/investors/share-data-analysis

Shareholder rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance

Annual General Meeting of Shareholders	Annual General Meeting of Shareholders www.novartis.com/investors/shareholder-information/annual-general-meeting

Board Regulations	Board Regulations www.novartis.com/investors/company-overview/corporate-governance

Novartis code for senior financial officers	Novartis Code of Ethical Conduct for CEO, ECN and Senior Financial Officers of Novartis www.novartis.com/investors/company-overview/corporate-governance

Novartis in Society Integrated Report	Novartis in Society Integrated Report www.novartis.com/reportinghub

Novartis Annual Report and Form 20-F	Novartis Annual Report and Form 20-F www.novartis.com/reportinghub

Novartis Financial Data	Novartis Financial Data www.novartis.com/investors/financial-data

Press releases	Press releases www.novartis.com/news/news-archive?type=media_release Email service www.novartis.com/news/stay-up-to-date

Additional information (including event calendar, registered office, contact and email addresses, phone numbers, etc.)	Novartis Investor Relations www.novartis.com/investors

The information on our website is not, and shall not be deemed to be, a part of this Annual Report or incorporated herein.

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
In 2023, the following quiet periods applied:
• January 1, 2023, until (and including) February 1, 2023
• April 1, 2023, until (and including) April 25, 2023
• July 1, 2023, until (and including) July 18, 2023
• October 1, 2023, until (and including) October 24, 2023

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past three years.
For the year ended December 31, 2023 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	5 219	5 194	1 310	659	464	12 846

Canada and Latin America	1 732	461	327	1 019	182	3 721

Europe	8 426	8 519	11 811	4 035	1 668	34 459

Asia/Africa/Australasia	12 347	4 061	2 718	5 182	723	25 031

Total	27 724	18 235	16 166	10 895	3 037	76 057

For the year ended December 31, 2022 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	6 003	5 358	1 740	825	599	14 525

Canada and Latin America	2 678	514	809	1 071	270	5 342

Europe	14 078	10 483	18 781	5 028	2 483	50 853

Asia/Africa/Australasia	15 856	4 841	3 841	5 513	932	30 983

Total	38 615	21 196	25 171	12 437	4 284	101 703

Thereof continuing operations [2]	30 420	18 681	14 826	12 437	3 313	79 677

Thereof discontinued operations [2]	8 195	2 515	10 345		971	22 026

For the year ended December 31, 2021 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	6 074	5 324	1 938	879	654	14 869

Canada and Latin America	3 116	510	1 426	1 116	370	6 538

Europe	15 163	10 307	17 630	5 108	2 613	50 821

Asia/Africa/Australasia	16 927	4 812	3 570	5 696	1 090	32 095

Total	41 280	20 953	24 564	12 799	4 727	104 323

Thereof continuing operations [2]	32 973	18 425	14 165	12 799	3 765	82 127

Thereof discontinued operations [2]	8 307	2 528	10 399		962	22 196

[1] relates to full time equivalent employees (FTEs) from our Operations unit, excluding the Operations units’ production and supply FTEs
[2] Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and continued corporate activities. Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023.

As of December 31, 2023, the total number of our full-time equivalent employees decreased by 25 646 compared with December 31, 2022, mainly driven by the Sandoz spin-off at the October 3, 2023, distribution date, and the initiative announced in April 2022 to implement a new, streamlined organizational model.
A significant number of our employees are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share ownership

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—CEO and Executive Committee—Additional disclosures and other statutory information—Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 2023” and under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—Board compensation—Shares, ADRs and share options owned by Board members” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements—Note 27. Equity‑based participation plans for employees,” which is incorporated by reference.

6.F Erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

Novartis shares are widely held. As of December 31, 2023, Novartis had approximately 183 000 shareholders listed in the Share Register of Novartis, representing approximately 56.8% of issued shares. Based on the Novartis Share Register and excluding treasury shares, approximately 54.6% of the shares registered by name were held in Switzerland, and approximately 24.7% were held in the US. Approximately 20.0% of the shares registered in the Share Register were held by individual investors, while approximately 41.7% were held by legal entities, excluding 10.2% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG), and 38.3% were held by nominees, fiduciaries and the ADS depositary. Due to a change in Swiss corporate law, as of January 1, 2023, Novartis ordinary shares held by Swiss foundations controlled by Novartis AG (Foundation Shares) no longer carry the right to vote. As a result, these Foundation Shares are excluded from the calculation of the shares registered in the Share Register in the same way, as described above, that our treasury shares are excluded.
Based on the Share Register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.
The tables below set forth information with respect to our major shareholders according to the Share Register as of December 31, 2023, excluding 10.2% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG). The following registered shareholders (including nominees and the ADS depositary) held more than 2% of the total share capital of Novartis with the right to vote all their Novartis shares based on an exemption granted by the Board of Directors:
		% of respective share capital beneficially owned as of:

	Ordinary shares beneficially owned as of Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Shareholders registered for their own account:
Emasan AG, Basel, Switzerland [1]	89 135 960	3.9	3.7	3.7

UBS Fund Management (Switzerland) AG, Basel, Switzerland	60 962 889	2.7	2.3	2.3

Credit Suisse Funds AG, Zurich, Switzerland	50 178 623	2.2	2.1	2.1

[1] According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, the beneficial owner of the shares registered for Emasan AG is Sandoz - Fondation de Famille, Liechtenstein.
		% of respective share capital held as of:

	Ordinary shares held as of Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2021

Shareholders registered as nominees:
Nortrust Nominees Ltd., London, England	82 324 675	3.6	3.8	4.2

The Bank of New York Mellon, New York, NY	66 451 778	2.9	2.9	3.0
Through The Bank of New York Mellon, Everett, MA	34 094 134	1.5	1.6	1.6
Through The Bank of New York Mellon, New York, NY	22 963 391	1.0	0.9	1.1
Through The Bank of New York Mellon, SA/NV, Brussels, Belgium	9 394 253	0.4	0.4	0.3

Chase Nominees Ltd., London, England	— [1]	—	8.4	8.8

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York, NY	190 038 312	8.3	9.4	11.1

[1] Chase Nominees Ltd. (Chase) has informed us that as of December 2023, it will no longer register any shareholding positions on its own behalf. Shares held by customers of Chase will be registered for such customer’s own account.

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, Norway, held 2.4% of the share capital of Novartis AG, or 55 319 441 shares, as of December 31, 2023, but was not registered in the Share Register as of December 31, 2023. Provided that these shares are registered in the

Share Register on the record date of the Annual General Meeting, Norges Bank will have full voting rights for all of these shares.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, NY, held between 5% and 10%, but was registered with less than 2% of the share capital of Novartis AG in the Share Register as of December 31, 2023.
As of December 31, 2023, no other shareholder was registered as owner of more than 2% of the registered share capital.
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

7.B Related party transactions

The information set forth under “Item 18. Financial Statements—Note 28. Transactions with related parties” is incorporated by reference.

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
The Board will propose a dividend of CHF 3.30 per share to the shareholders for approval at the Annual General Meeting to be held on March 5, 2024. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For the amount of dividends we paid in the past three years, see “Item 18. Financial Statements—Note 19—Equity.”
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
As of October 18, 2010, a non‑US Novartis affiliate entered into a non‑binding Memorandum of Understanding (MoU) with the Ministry of Health and Medical Education of the Islamic Republic of Iran. Pursuant to the MoU, the Iranian Ministry of Health acknowledges certain benefits that may apply to sales of certain of our medicines by third‑party distributors in Iran. These include fast‑track registration, market exclusivity, end‑user subsidies, and exemptions from customs tariffs. Novartis receives no payments from the Iranian Ministry of Health under the MoU, and the MoU creates no obligations on the part of either Novartis or the Iranian Ministry of Health.
From time to time, including in 2023, certain Novartis non‑US affiliates made payments to government entities in Iran related to patents, trademarks, exit fees and other transactions ordinarily incident to travel by doctors and other medical professionals resident in Iran to attend conferences or other events outside Iran.
From time to time, including in 2023, certain Novartis non‑US affiliates enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants and sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non‑interventional) studies. Some hospitals and research institutes are owned or controlled by the government of Iran, and some doctors and healthcare professionals are employed by hospitals that may be public or government‑owned.
Because we have operations in Iran, including employees, we obtain services and have other dealings incidental to our activities in that country, including paying taxes and salaries either directly or indirectly through a service provider, and obtaining office rentals, insurance, electricity, water and telecommunications services, office and similar supplies, and customs‑related services from Iranian companies that may be owned or controlled by the government of Iran. In addition, from time to time, representatives of our non-US affiliates participate in meetings with Iranian officials to discuss issues relevant to our business and the pharmaceutical industry.
Certain Novartis non-US affiliates maintain local accounts at banks that are, as of November 5, 2018, on the Specially Designated Nationals and Blocked Persons List (SDN List). These non-US affiliates make local transactions for employee payroll and local vendor payment purposes. These transactions are conducted for the purpose of facilitating the provision of medicine to Iran, in line with the humanitarian exceptions contained in Section 11 of Executive Order 13902 and other applicable sanctions legal authorities. No transactions are made with an Iranian financial institution designated on the SDN List in connection with Iran’s support for international terrorism or proliferation of weapons of mass destruction.

8.B Significant changes

None.

Item 9. The Offer and Listing

9.A Offer and listing details

Our ordinary shares are listed in Switzerland on the SIX Swiss Exchange under the symbol “NOVN.” Our ADSs, each representing one ordinary share, are traded on the New York Stock Exchange under the symbol “NVS.”

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
10.B.2 Directors
According to our Articles, the Board of Directors (“Board”) consists of a minimum of eight and a maximum of 16 members. The members of the Board (including the Board Chair) are elected individually by the General Meeting of Shareholders (“General Meeting”) for a one-year term of office lasting until the completion of the next Annual General Meeting of Shareholders (“AGM”).
(a) A Board resolution requires the affirmative majority of the votes cast. According to our Board Regulations, a member of our Board (“Director”) may not participate in decisions and resolutions on matters that affect, or reasonably might affect, the Director’s interests or the interests of a person close to the Director (but the Director may participate in the discussion).
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
(e) Our Directors are not required to be shareholders at the time of the election by the General Meeting. However, according to our share ownership guidelines, to ensure their interests are aligned with those of our shareholders, the Board Chair is required to own a minimum of 30 000 Novartis AG shares, and other Directors are required to own at least 5 000 Novartis AG shares within five years of having joined the Board.
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
Except as noted below, shareholders’ resolutions require the approval of an absolute majority of the votes present at a General Meeting. As a result, abstentions have the effect of votes against such resolutions. Some examples of shareholders’ resolutions requiring a vote by such “absolute majority of the votes” are:
• Adoption and amendment of the Articles
• Election and removal of the Board Chair, the Board and Compensation Committee members, the Independent Proxy and the external auditor
• Approval of the management report, the consolidated financial statements and the report on non-financial matters
• Approval of the financial statements of Novartis AG, and the decision on the appropriation of available earnings shown on the balance sheet, in particular with regard to dividends (including any repayment of the statutory capital reserves and the approval of interim dividends and the interim financial statements required for such purpose), if any
• Approval of the maximum aggregate compensation of the Board (from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM)
• Discharge of Board and Executive Committee members from liability for matters disclosed to the General Meeting
• Decision on other matters that are reserved by law or by the Articles (e.g., advisory vote on the Compensation Report) to the General Meeting
According to the Articles and Swiss law, the following matters require the approval of a “supermajority” of at least two‑thirds of the votes present at a General Meeting:
• Alteration of the purpose of Novartis AG
• The consolidation of shares, unless the approval of all affected shareholders is required
• Increase of the share capital out of equity, by contributions in kind or by way of set-off against receivable, or the grant of special rights
• Restriction or cancellation of subscription rights
• Introduction of a conditional capital or capital band
• Creation of shares with increased voting powers
• Implementation of restrictions on the transfer of registered shares, and the removal of such restrictions
• Change of the currency of the share capital
• Introduction of the deciding vote for the presiding officer at the General Meeting
• A provision in the Articles allowing the General Meeting to be held abroad
• Delisting of the shares of the Company
• Change of the registered office of Novartis AG
• Introduction of an arbitration clause in the Articles

• Merger, split or transformation of Novartis AG under the Swiss Merger Act (subject to mandatory statutory provisions)
• Dissolution of Novartis AG
Our shareholders are required, on an annual basis, to elect all Directors (including the Board Chair), the Compensation Committee members, the external auditor and the Independent Proxy. The Articles do not provide for cumulative voting of shares.
At a General Meeting, shareholders can be represented by a legal representative or, by means of a written proxy, by a representative of choice. Furthermore, a shareholder may be represented by the Independent Proxy. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting resolves to have a ballot or where a ballot is ordered by the chair of the meeting. ADSs, each representing one Novartis AG share and evidenced by ADRs, are issued by our depositary JPMorgan Chase Bank, N.A., New York, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of Novartis AG in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the ADS depositary, holding our shares underlying the ADRs, is registered as shareholder in our share register. An ADR is not a Novartis AG share, and an ADR holder is not a Novartis AG shareholder.
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
(c) Shareholders have the right to allocate the profit shown on our balance sheet and to distribute dividends by vote taken at the General Meeting, subject to the legal requirements described above.
(d) Under the Swiss CO, any surplus arising out of a liquidation of Novartis AG (i.e., after the settlement of all claims of all creditors) would be distributed to the shareholders in proportion to the paid‑in nominal value of their shares.
(e) The Swiss CO limits a corporation’s ability to hold or repurchase its own shares. We and our subsidiaries may only repurchase shares if we have sufficient freely disposable equity in the amount of the purchase price of the acquired shares. The aggregate nominal value of all Novartis AG shares held by us and our subsidiaries may not exceed 10% of our registered share capital. However, it is accepted that a Swiss corporation may repurchase its own shares beyond the statutory limit of 10% if the repurchased shares are clearly earmarked for cancellation. In addition, we are required to recognize a negative position, or if our subsidiaries acquire our shares, to create a special reserve on our balance sheet in the amount of the purchase price of the acquired shares. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a General Meeting but are entitled to the economic benefits generally connected with the shares.
Under the Swiss CO, we may not cancel treasury shares without the approval of a capital reduction by our shareholders given that shareholders have not approved the introduction of a capital band.
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
10.B.5 Shareholder meetings
Under the Swiss CO and the Articles, we must hold an AGM within six months after the end of our financial year. A General Meeting may be convened by the Board or, if necessary, by the external auditor. The Board is further required to convene an extraordinary General Meeting if so resolved by a General Meeting, or if so requested by shareholders by signed petition representing at least 5% of the share capital, specifying the items for the agenda and their proposals. Shareholders representing shares with an aggregate nominal value of at least CHF 1 000 000 may request that an item be included in a General Meeting agenda. A General Meeting is convened by publishing a notice in the Swiss Official Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to such meeting. Shareholders may also be informed by mail. Neither the Swiss CO nor the Articles require a quorum for a General Meeting. In addition, see “—Item 10.B.3(b) Shareholder rights” regarding conditions for exercising a shareholder’s right to vote at a General Meeting.
10.B.6 Limitations
There are no limitations under the Swiss CO or our Articles on the right of non‑Swiss residents or nationals to own or vote shares other than the restrictions applicable to all shareholders and holders of ADRs described in “—Item 10.B.3(b) Shareholder rights.”
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
An additional disclosure obligation exists under the Swiss CO that requires us to disclose once a year in the notes to the financial statements published in our Annual Report, the identity of all of our shareholders (or related groups of shareholders) who have been granted exemption entitling them to vote more than 2% of our registered share capital, as described in “—Item 10.B.3(b) Shareholder rights.”
10.B.9 Differences in the law
See the references to Swiss law throughout this “—Item 10.B Memorandum and articles of association.”
10.B.10 Changes in capital
The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Swiss law.

10.C Material contracts

Sandoz Spin-Off
In connection with the spin-off of Sandoz, we entered into a Separation and Distribution Agreement, a Tax Matters Agreement and several other agreements with Sandoz to effect the separation of the Sandoz business and provide a framework for our relationship with Sandoz after the spin-off.
The Separation and Distribution Agreement sets forth the parties’ agreements regarding the principal actions to be taken in connection with the separation of the Sandoz business and the spin-off, by way of a distribution of shares of Sandoz Group AG by Novartis AG to Novartis shareholders, including the conditions of the spin-off and the rights and obligations of the parties with respect to the separation and distribution. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be assumed and contracts to be assigned to each of Novartis and Sandoz as part of the internal transactions effected prior to the distribution and provides for when and how such transfers, assumptions and assignments should occur. Each party agreed to indemnify the other and each of the other’s directors, officers, managers, members, agents and employees against certain liabilities incurred in connection with the spin-off and the parties’ respective businesses (subject to certain exceptions).
The Tax Matters Agreement imposes certain restrictions and indemnity obligations on Sandoz designed to preserve the tax-neutral nature of the spin-off for Swiss tax and US federal income tax purposes.
The Tax Matters Agreement also provides that Sandoz will be liable for any taxes accruing in the ordinary course of business of Novartis and its subsidiaries before the spin-off if such taxes are attributable to entities which are transferred or allocated to the Sandoz Group as part of the spin-off, whereas Novartis will remain liable for any other taxes accruing before the spin-off in the ordinary course of business, to the extent not attributed to Sandoz.
In connection with the spin-off, we also entered into an employee matters agreement, a claims management agreement, manufacturing and supply agreements, a development and collaboration agreement, a transitional services agreement, an authorized generics agreement, and certain intellectual property agreements, each of which is not material to Novartis.

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

10.E Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares or ADRs. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20‑F—including the current Convention Between the US and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, entered into force on December 19, 1997 (the Treaty); the US Internal Revenue Code of 1986, as amended (the Code); Treasury regulations; rulings; judicial decisions; and administrative pronouncements—and may be subject to any changes in US and Swiss law, and in any double taxation convention or treaty between the US and Switzerland occurring after that date, which changes may have retroactive effect.
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
Residents of other countries
Recipients of dividends and similar distributions on our shares who are neither residents of Switzerland for tax purposes nor hold shares as part of a business conducted through a permanent establishment situated in Switzerland (Non‑Resident Holders) are not subject to Swiss income taxes in respect of such distributions. Moreover, gains realized by such recipients upon the disposal of shares are not subject to Swiss income taxes.
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
As of January 1, 2024, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above‑mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):
Albania
Algeria
Argentina
Armenia
Australia
Austria
Azerbaijan
Bahrain
Bangladesh
Belarus
Belgium
Brazil
Bulgaria
Canada
Chile
China
Colombia
Croatia
Cyprus
Czechia
Denmark
Ecuador
Egypt
Estonia
Ethiopia
Finland
France
Georgia
Germany
Ghana
Greece
Hong Kong
Hungary
Iceland
India
Indonesia
Iran
Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Kazakhstan
Republic of Korea
(South Korea)
Kosovo
Kuwait
Kyrgyzstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malaysia
Malta
Mexico
Moldova
Mongolia
Montenegro
Morocco
Netherlands
New Zealand
North Macedonia
Norway
Oman
Pakistan
Peru
Philippines
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Türkiye
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia
Tax treaty negotiations are underway, or have been conducted, with Angola, Bosnia and Herzegovina, Cameroon, Costa Rica, Jordan, Kenya, Libya, Nigeria, Rwanda, Senegal, Syria and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, and when or if the corresponding treaties will come into effect.
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
Residents of the US. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty; (ii) is not a company (or, if it is a company, such company directly holds less than 10% of our voting stock); and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder (i) is a company; (ii) qualifies for benefits under the Treaty; (iii) holds directly at least 10% of our voting stock, and (iv) does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 5% Treaty rate. Claims for refunds must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH‑3003 Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. For US resident holders of ADRs, JPMorgan Chase Bank, N.A., as depositary, will comply with these Swiss procedures on behalf of the holders, and will remit the net amount to the holders.
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
For purposes of this discussion, a US Holder is a beneficial owner of our shares or ADRs who is (i) an individual who is a citizen or resident of the US for US federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or a state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust (i) subject to the primary supervision of a US court and the control of one or more US persons; or (ii) that has a valid election in place to be treated as a US person. If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADRs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares or ADRs are urged to consult their own tax advisor regarding the specific tax consequences of the owning and disposing of such shares or ADRs by the partnership.
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
Tax consequences of the Sandoz spin-off
To implement the Sandoz spin-off, we distributed all of the Sandoz Group AG shares held by Novartis to Novartis AG shareholders, pro rata to their respective holdings. Each Novartis AG shareholder received one Sandoz Group AG share for every five Novartis AG shares or five Novartis AG ADRs they held or had acquired prior to the close of business on October 3, 2023.
The following statements are based on the requirement of the continuing effectiveness and validity of the written confirmations (the Swiss Tax Rulings) from the Swiss Federal Tax Administration and from the tax administration of the Canton of Basel-Stadt, a private letter ruling from the IRS (the IRS Ruling) and a written opinion of Cravath, Swaine & Moore LLP, counsel to Novartis (the Tax Opinion), each to the effect that the Sandoz spin-off qualifies as a tax-neutral transaction.

Material tax consequences to Novartis
The following is a summary of the material tax consequences to Novartis in connection with the Sandoz spin-off that may be relevant to holders of Novartis AG shares.
The Sandoz spin-off was preceded by several internal restructuring steps to separate the Sandoz business from Novartis. Novartis has received the Swiss Tax Rulings, the IRS Ruling and the Tax Opinion, providing that the spin-off should qualify for nonrecognition of gain or loss for US federal income tax purposes or preserve the tax-neutral nature for Swiss tax purposes, as applicable. In addition, the Swiss Tax Rulings provide that no Swiss withholding tax or stamp duty should apply to the distribution of Sandoz Group AG shares in the spin-off. The Tax Opinion and IRS Ruling are subject to the qualifications and limitations set forth below under “—Consequences to US Holders of Novartis AG Shares.” Additionally, Novartis has entered into a tax matters agreement with Sandoz, which restricts Sandoz from taking certain actions that could affect the qualification of the spin-off as tax-neutral.
Consequences to Swiss Holders of Novartis AG shares
General
Subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for Swiss tax purposes no gain or loss should be recognized by, or be includible in the income of, a Swiss Holder as a result of the tax-neutral spin-off, provided that Swiss Holders who hold Novartis AG shares as business assets accurately maintain the tax and book values of their Novartis AG and Sandoz Group AG shares. This means that for Swiss Holders who hold Novartis AG shares as business assets, the aggregate tax basis of the Novartis AG shares and Sandoz Group AG shares immediately after the distribution should be the same as the aggregate tax basis of the Novartis AG shares held immediately before the distribution, allocated between the Novartis AG shares and Sandoz Group AG shares.
If a Swiss Holder that holds Novartis AG shares as business assets is classified as a “professional securities dealer” or is a legal entity and receives cash in lieu of a fractional share, such Swiss Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional Share and the Swiss Holder’s tax basis in that fractional Share. The same Swiss income tax treatment applies to Swiss Holders of Novartis physical share certificates (Heimverwahrer) held as business assets who receive cash due to non-response by September 19, 2023.
If a Swiss Holder who holds Novartis AG shares as private assets receives cash in lieu of fractional Shares, the receipt of such cash will be tax-free to the holder. The same Swiss income tax treatment applies to Swiss Holders of Novartis physical share certificates (Heimverwahrer) held as private assets who receive cash due to non-response by September 19, 2023.
Novartis has received the Swiss Tax Rulings which cover the relevant Swiss tax aspects of the separation and spin-off. The Swiss Tax Rulings rely upon certain facts, assumptions, representations and undertakings from Sandoz and Novartis regarding the past and future conduct of the businesses of Sandoz and Novartis and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or incomplete or not otherwise satisfied, Novartis may not be able to rely upon the Swiss Tax Rulings. Accordingly, notwithstanding the Swiss Tax Rulings, no assurance can be given that the relevant Swiss tax authorities will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth above.
Consequences to US Holders of Novartis AG shares
The following is a summary of the material US federal income tax consequences to holders of Novartis AG shares or ADRs in connection with the Sandoz distribution. For purposes of the following discussion, any reference to Novartis AG shares includes Novartis ADRs. This summary does not address any US state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.
General
The IRS Ruling and the Tax Opinion, described below, rely upon certain facts, assumptions, representations and undertakings from Novartis and Sandoz regarding the past and future conduct of Novartis and Sandoz businesses and other matters. If any of the facts, assumptions, representations or undertakings described therein are incorrect or not otherwise satisfied, Novartis may not be able to rely upon the IRS Ruling or the Tax Opinion. Accordingly, notwithstanding the Tax Opinion and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth below.
Novartis has received the IRS Ruling and the Tax Opinion providing, in each case, that the distribution should qualify for nonrecognition of gain or loss under Section 355 of the Code. As a result:
• no gain or loss should be recognized by, or be includible in the income of, a US Holder as a result of the distribution;
• the aggregate tax basis of the Novartis AG shares and the Sandoz Group AG shares held by each US Holder immediately after the distribution should be the same as the aggregate tax basis of the Novartis AG shares held by the US Holder immediately before the distribution, allocated between the Novartis AG shares and the Sandoz Group AG shares in proportion to their relative fair market values on the date of the distribution; and
• the holding period of the Sandoz Group AG shares received by each US Holder should include the holding period of its Novartis AG shares.
Generally, if a Novartis AG shareholder holds different blocks of Novartis AG shares (generally Novartis AG shares purchased or acquired on different dates or at different prices), a US Holder must perform the tax basis allocation described above with respect to each block and will have a holding period in the Sandoz Group AG shares determined with respect to the holding period of such block.
A US Holder that receives cash in lieu of a fractional Share as part of the distribution will be treated as though it first received a distribution of the fractional Share in the distribution and then sold it for the amount of cash actually received. The US Holder will generally recognize a capital gain or loss measured by the difference between the cash received for such fractional Share and the US Holder’s tax basis in that fractional Share, as determined above. Such capital gain or loss will be a long-term capital gain or loss if the US Holder’s holding period for the Novartis AG shares is more than one year from the date of the distribution. Certain US Holders are eligible for reduced rates of taxation on their long-term capital gains.
A US Holder of Novartis physical share certificates (Heimverwahrer) who receives cash due to non-response by September 19, 2023 will be treated as if the US Holder received the Sandoz Group AG shares with respect to its physical share certificates in the distribution and then sold such Shares for the cash actually received. The deemed receipt and sale of the Sandoz Group AG shares for cash will be subject to the same treatment as the receipt of cash in lieu of a fractional Share for US federal income tax purposes as described above.
Backup Withholding
Payments of cash in lieu of a fractional Share and cash payments to a US Holder of Novartis physical share certificates (Heimverwahrer) who receives cash due to non-response by September 19, 2023 may, under certain circumstances, be subject to “backup withholding”, unless the US Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a US Holder’s US federal income tax liability if the required information is timely supplied to the IRS.
Information Reporting
Treasury Regulations require each Novartis AG shareholder that, immediately before the distribution, owned 5% or more (by vote or value) of the total outstanding stock of Novartis, to attach to such shareholder’s US federal income tax return for the year in which the distribution occurs a statement setting forth certain information related to the distribution.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The major financial risks facing us are managed centrally by the Company’s treasury function, which has established processes and procedures to identify, aggregate and manage our financial risk exposure. The Company’s treasury function is included in management’s internal control assessment.
For information about the effects of currency fluctuations and how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources.”
The information set forth under “Item 18. Financial Statements—Note 30. Financial instruments - additional disclosures” is incorporated by reference.

Item 12. Description of Securities Other than Equity Securities

12.A Debt securities

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American Depositary Shares

Fees payable by ADR holders
According to the deposit agreement that we entered into with JPMorgan Chase Bank, N.A. (JPMorgan), as depositary (as amended from time to time, the “Deposit Agreement”), holders of our ADRs may have to pay to JPMorgan, either directly or indirectly, fees or charges up to the amounts set forth below:
Category	Depositary actions	Associated fee

Depositing or substituting underlying shares
Acceptance of shares surrendered, and issuance of ADSs in exchange, including surrenders and issuances in respect of:
— Share distributions
— Stock split
— Rights
— Merger
— Exchange of shares or any other transaction or event or other distribution affecting the ADSs or the deposited shares
USD 5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying shares	Acceptance of ADSs surrendered for withdrawal of deposited shares or for ADSs that are cancelled or reduced for any other reason	USD 5.00 (or less) for each 100 ADSs (or portion thereof) surrendered

Cash distributions	Distributing cash distributions made or any elective cash/stock dividend offered	USD 0.05 (or less) per ADS

Selling or exercising rights	Distribution or sale of shares, the fee being in an amount equal to the fee for the execution and delivery of ADRs that would have been charged as a result of the deposit of such shares	USD 5.00 for each 100 ADSs (or portion thereof)

Depositary services	Services performed by the depositary in administering the ADRs	USD 0.05 (or less) per ADS per calendar year (or portion thereof)

Expenses of the depositary
Expenses incurred on behalf of holders in connection with:
— Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
— The depositary’s or its custodian’s compliance with applicable law, rule or regulation
— Stock transfer or other taxes and other governmental charges
— Cable, telex and facsimile transmission and delivery
— Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
— Any other charge payable by any of the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees payable by the depositary to the issuer
Pursuant to a letter agreement effective as of May 11, 2017, as amended from time to time (“the Agreement”), JPMorgan, as our ADS depositary, has agreed to make an annual contribution payment to Novartis at the end of each 12-month period beginning on the effective date of the Agreement and on each subsequent anniversary of the effective date of the Agreement (each such 12-month period is a “Contract Year”). Beginning in the sixth Contract Year, this annual contribution payment will equal: (a)(1) the applicable fixed contribution amount reflected in the table below, based on the average daily balance during such Contract Year of outstanding ADSs backed by ordinary shares less (a)(2) the custody costs, fees and expenses (including, without limitation, any central securities depository fees, charges and expenses) incurred during the applicable Contract Year (the items in (a)(2) collectively are the “Custody Costs”) plus (b) 70% of the gross issuance and cancellation fees collected by JPMorgan under the Deposit Agreement during such Contract Year minus (c) that portion (if any) of JPMorgan’s legal fees, charges and out-of-pocket expenses in excess of USD 50 000 for such Contract Year.
Average Daily Balance Range Start	Average Daily Balance Range End	Fixed contribution

At least 30 000 000	Up to 66 999 999	USD 340 000

At least 67 000 000	Up to 133 999 999	USD 680 000

At least 134 000 000	Up to 200 999 999	USD 1 020 000

At least 201 000 000	Up to 267 999 999	USD 1 360 000

At least 268 000 000		USD 1 700 000

The fixed contribution amount payable under (a)(1) in respect of a given Contract Year shall be zero if the average daily balance of outstanding ADSs backed by ordinary shares is less than 30 000 000 during such Contract Year. If the Custody Costs for a Contract Year exceed the fixed contribution amount for such Contract Year, JPMorgan will reduce the contribution payable to us by an amount equal to such deficit.
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
(b) Report of Novartis Management on Internal Control Over Financial Reporting: The Board of Directors and management of the Company are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective based on those criteria.
KPMG AG, Switzerland, an independent registered public accounting firm, has issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, which is included in this Annual Report under “Item 18. Financial Statements—Report of independent registered public accounting firm.”
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

Item 16A. Audit Committee Financial Expert

Our Audit and Compliance Committee has determined that Elizabeth Doherty and Ana de Pro Gonzalo possess specific accounting and financial management expertise, and that they are “audit committee financial experts” as defined in Item 16A of Form 20-F. The Board of Directors has also determined that each member of the Audit and Compliance Committee is “independent” in accordance with the applicable requirements set forth under the listing standards of the NYSE and Rule 10A‑3 under the Exchange Act, and has sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

Item 16B. Code of Ethics

In addition to our Code of Ethics and Doing Business Ethically Policy, which are applicable to all of our employees, we have adopted Ethical Conduct Requirements that impose additional obligations on our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. This document is accessible on our internet website at:
https://www.novartis.com/investors/company-overview/corporate-governance

Item 16C. Principal Accountant Fees and Services

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Auditors” is incorporated by reference.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2023	Total number of shares purchased (a)[1]	Average price paid per share in USD (b)	Total number of shares purchased as part of publicly announced plans or programs (c)[2]	Maximum approximate value of shares that may yet be purchased under the plans or programs (CHF millions) (d)	Maximum approximate value of shares that may yet be purchased under the plans or programs (USD millions) (e)[3]

Jan. 1-31	11 383 594	91.91	10 500 000	7 433	8 030

Feb. 1-28	10 147 593	87.02	10 000 000	6 628	7 061

Mar. 1-31	11 145 700	85.02	11 000 000	15 762	17 252

Apr. 1-30	9 092 383	98.58	9 000 000	14 966	16 736

May 1-31	10 018 880	102.20	10 000 000	14 050	15 450

Jun. 1-30	10 871 925	100.29	10 847 255	13 071	14 537

Jul. 1-31	5 026 486	100.98	5 000 000	12 625	14 493

Aug. 1-31	4 446 306	102.80	4 400 000	12 228	13 903

Sep. 1-30	4 250 523	101.17	4 200 000	11 846	12 998

Oct. 1-31	4 494 588	96.85	4 400 000	11 461	12 705

Nov. 1-30	4 426 601	95.48	4 400 000	11 087	12 701

Dec. 1-31	3 821 670	98.39	3 800 000	10 763	12 793

Total	89 126 249	95.55	87 547 255

[1] Column (a) shows shares repurchased on the SIX Swiss Exchange second trading line plus shares we purchased from employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 18. Financial Statements - Note 27. Equity-based participation plans for employees."

[2] Column (c) shows shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2022 AGM for transactions in 2023. See "Item 6. Directors, Senior Management and Employees - Item 6C. Board Practices - Our capital structure - Changes in capital."

[3] Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Novartis AG is subject to and compliant with the laws and regulations of Switzerland (in particular, Swiss company and securities laws, SIX Swiss Exchange rules and the Swiss Code of Best Practice for Corporate Governance) and the securities laws of the United States, including NYSE listing standards, as applicable to foreign private issuers of securities. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic listed US companies under the listing standards of the NYSE:
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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable.

Item 16K. Cybersecurity

Protecting the security and integrity of the IT systems under our control and safeguarding the privacy of our customers, patients and employees is a top priority for us at all levels. Cybersecurity and data privacy risks are among the core enterprise risks evaluated through our annual enterprise risk management assessment.
 The Chief Security Officer oversees our cybersecurity risk management program in partnership with our Chief Information Officer and other business leaders. The program was developed to respond to the threat of security breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of Novartis. Our Chief Security Officer reports to our Chief Information Officer, and is a subject matter expert on information security, privacy, information technology strategy and management with over 20 years of relevant experience across a number of industries, including pharmaceuticals, consumer goods, financial services and consulting. Our Chief Information Officer has nearly 25 years of experience as an IT professional, including 14 years with Novartis, and is responsible for our technology strategy, delivery and operations globally.
To address cybersecurity threats and prevent IT system interruptions, the Information Security & Compliance (ISC) team, which is headed by our Chief Security Officer, has implemented enterprise-wide policies, processes and practices. We follow industry best practices, such as the NIST Cybersecurity Framework and ISO 27001 to manage information security. Novartis has risk-based services continuity and systems recovery plans in place for key business processes, which are tested periodically. We also conduct ongoing internal vulnerability analyses (including simulated hacking) as well as external testing via a third-party to ensure the effectiveness of our cybersecurity controls. We require employees to report IT security incidents to a Cyber Security Operations Center (CSOC) that operates 24 hours a day, 7 days a week. CSOC is a function within ISC that is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated to our Chief Executive Officer, who may then inform our Board of the incident pursuant to our internal procedures. Novartis has not experienced any material cybersecurity incidents in the three years through 2023.
As part of its enterprise risk management oversight, the Risk Committee of our Board is responsible for ensuring that the Company has implemented an appropriate and effective risk management system and process, including annually reviewing updates on cybersecurity. The Risk Committee receives updates on cybersecurity risks, which address a wide range of topics, including recent developments, security incidents, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to the peers and vendors of Novartis. At least once each year, the Risk Committee discusses the Company’s approach to cybersecurity risk management with the Chief Security Officer.

PART III

Item 17. Financial Statements

See response to “Item 18. Financial Statements.”

Item 18. Financial Statements

The following financial statements are filed as part of this Annual Report.
Consolidated income statements
Consolidated statements of comprehensive income
Consolidated balance sheets
Consolidated statements of changes in equity
Consolidated statements of cash flows
Notes to the Novartis consolidated financial statements
1. Accounting policies
2. Significant transactions
3. Operating segment
4. Revenues and geographic information
5. Associated companies
6. Interest expense and other financial income and expense
7. Income taxes
8. Earnings per share
9. Changes in consolidated statements of comprehensive income
10. Property, plant and equipment
11. Right-of-use assets and lease liabilities
12. Goodwill and intangible assets other than goodwill
13. Deferred tax assets and liabilities
14. Financial and other non-current assets
15. Inventories
16. Trade receivables
17. Marketable securities, commodities, time deposits, derivative financial instruments, and cash and cash equivalents
18. Other current assets
19. Equity
20. Non-current financial debt
21. Provisions and other non-current liabilities
22. Current financial debt and derivative financial instruments
23. Provisions and other current liabilities
24. Details to the consolidated statements of cash flows
25. Acquisitions of businesses
26. Post-employment benefits for employees
27. Equity-based participation plans for employees
28. Transactions with related parties
29. Commitments and contingent liabilities
30. Financial instruments – additional disclosures
31. Discontinued operations
32. Events subsequent to the December 31, 2023, consolidated balance sheet date
33. Novartis principal subsidiaries and associated companies
Report of Independent Registered Public Accounting Firm – KPMG AG (PCAOB ID 3240)
Report of Independent Registered Public Accounting Firm – PricewaterhouseCoopers AG (PCAOB ID 1358)

Item 19. Exhibits

1.1 Articles of Incorporation of Novartis AG, as amended September 15, 2023 (English translation).
1.2 Regulations of the Board of Directors, the Board Committees and the Executive Committee of Novartis AG, effective March 7, 2023.
2.1 Form of Second Amended and Restated Deposit Agreement among Novartis AG, JPMorgan Chase Bank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.A to the Registration Statement on Form F-6 as filed with the SEC on December 16, 2022).
2.2 Form of American Depositary Receipt (included in Exhibit 2.1 incorporated by reference to Exhibit 99.A to the Registration Statement on Form F-6 as filed with the SEC on December 16, 2022).
2.3 Description of Securities registered under Section 12 of the Exchange Act.
4.1 Separation and Distribution Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023.
4.2 Tax Matters Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023.
8.1 For a list of all of our principal subsidiaries and associated companies, see “Item 18. Financial Statements—Note 33. Novartis principal subsidiaries and associated companies.”
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
97.1 Novartis AG Policy Governing the Recovery of Erroneously Awarded Compensation.
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
Novartis AG
By: /s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis
By: /s/ Karen Hale
Name: Karen Hale
Title: Chief Legal Officer of Novartis
Date: January 31, 2024

Novartis consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2023, 2022 and 2021)
(USD millions unless indicated otherwise)	Note	2023	2022	2021

Net sales from continuing operations	4	45 440	42 206	42 781

Other revenues	4	1 220	1 255	1 193

Cost of goods sold		-12 472	-11 582	-11 735

Gross profit from continuing operations		34 188	31 879	32 239

Selling, general and administration		-12 517	-12 193	-12 827

Research and development		-11 371	-9 172	-8 641

Other income		1 772	696	1 620

Other expense		-2 303	-3 264	-2 335

Operating income from continuing operations		9 769	7 946	10 056

(Loss)/income from associated companies	5	-13	-11	15 337

Interest expense	6	-855	-800	-787

Other financial income and expense	6	222	42	-76

Income before taxes from continuing operations		9 123	7 177	24 530

Income taxes	7	-551	-1 128	-1 625

Net income from continuing operations		8 572	6 049	22 905

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	31	422	906	1 113

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	2	5 860

Net income from discontinued operations	31	6 282	906	1 113

Net income		14 854	6 955	24 018

Attributable to:
Shareholders of Novartis AG		14 850	6 955	24 021

Non-controlling interests		4	0	-3

Basic earnings per share (USD) from continuing operations		4.13	2.77	10.22

Basic earnings per share (USD) from discontinued operations		3.02	0.42	0.49

Total basic earnings per share (USD)	8	7.15	3.19	10.71

Diluted earnings per share (USD) from continuing operations		4.10	2.76	10.14

Diluted earnings per share (USD) from discontinued operations		3.00	0.41	0.49

Total diluted earnings per share (USD)	8	7.10	3.17	10.63

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2023, 2022 and 2021)
(USD millions)	Note	2023	2022	2021

Net income		14 854	6 955	24 018

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Novartis share of other comprehensive income recognized by associated companies, net of taxes	5			46

Net investment hedge, net of taxes	9	-50	91	216

Currency translation effects, net of taxes	9	1 375	-450	-4 762

Total of items that are or may be recycled		1 325	-359	-4 500

Items that will never be recycled into the consolidated income statement

Actuarial (losses)/gains from defined benefit plans, net of taxes	9	-160	-103	1 809

Fair value adjustments on equity securities, net of taxes	9	37	-382	194

Total of items that will never be recycled		-123	-485	2 003

Total comprehensive income		16 056	6 111	21 521

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG		16 050	6 116	21 528

Continuing operations		10 115	5 181	20 450

Discontinued operations		5 935	935	1 078

Non-controlling interests		6	-5	-7

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2023 and 2022)
(USD millions)	Note	2023	2022

Assets
Non-current assets
Property, plant and equipment	10	9 514	10 764

Right-of-use assets	11	1 410	1 431

Goodwill	12	23 341	29 301

Intangible assets other than goodwill	12	26 879	31 644

Investments in associated companies	5	205	143

Deferred tax assets	13	4 309	3 739

Financial assets	14	2 607	2 411

Other non-current assets	14	1 199	1 110

Total non-current assets		69 464	80 543

Current assets
Inventories	15	5 913	7 175

Trade receivables	16	7 107	8 066

Income tax receivables		426	268

Marketable securities, commodities, time deposits and derivative financial instruments	17	1 035	11 413

Cash and cash equivalents	17	13 393	7 517

Other current assets	18	2 607	2 471

Total current assets		30 481	36 910

Total assets		99 945	117 453

Equity and liabilities
Equity
Share capital	19	825	890

Treasury shares	19	-41	-92

Reserves		45 883	58 544

Equity attributable to Novartis AG shareholders		46 667	59 342

Non-controlling interests		83	81

Total equity		46 750	59 423

Liabilities
Non-current liabilities
Financial debts	20	18 436	20 244

Lease liabilities	11	1 598	1 538

Deferred tax liabilities	13	2 248	2 686

Provisions and other non-current liabilities	21	4 523	4 906

Total non-current liabilities		26 805	29 374

Current liabilities
Trade payables		4 926	5 146

Financial debts and derivative financial instruments	22	6 175	5 931

Lease liabilities	11	230	251

Current income tax liabilities		1 893	2 533

Provisions and other current liabilities	23	13 166	14 795

Total current liabilities		26 390	28 656

Total liabilities		53 195	58 030

Total equity and liabilities		99 945	117 453

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in equity
(For the years ended December 31, 2023, 2022 and 2021)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2021		913	-53	57 157	-1 419	56 598	68	56 666

Net income				24 021		24 021	-3	24 018

Other comprehensive income	9			46	-2 539	-2 493	-4	-2 497

Total comprehensive income				24 067	-2 539	21 528	-7	21 521

Dividends	19.1			-7 368		-7 368		-7 368

Purchase of treasury shares	19.2		-18	-2 902		-2 920		-2 920

Reduction of share capital	19	-12	18	-6

Exercise of options and employee transactions	19.2		0	39		39		39

Equity-based compensation	19.2		5	740		745		745

Shares delivered to Alcon employees as a result of the Alcon spin-off	19.2		0	17		17		17

Taxes on treasury share transactions				1		1		1

Increase of treasury share repurchase obligation under a share buyback trading plan	19.4			-1 040		-1 040		-1 040

Transaction costs, net of taxes	19.8			12		12		12

Changes in non-controlling interests	19.6						-1	-1

Fair value adjustments on financial assets sold	9			164	-164

Value adjustments related to divestments	9			65	-65

Impact of change in ownership of consolidated entities	19.5			-5	0	-5	107	102

Other movements	19.7			48		48		48

Total of other equity movements		-12	5	-10 235	-229	-10 471	106	-10 365

Total equity at December 31, 2021		901	-48	70 989	-4 187	67 655	167	67 822

Net income				6 955		6 955	0	6 955

Other comprehensive income	9				-839	-839	-5	-844

Total comprehensive income				6 955	-839	6 116	-5	6 111

Dividends	19.1			-7 506		-7 506		-7 506

Purchase of treasury shares	19.2		-66	-10 844		-10 910		-10 910

Reduction of share capital	19	-11	15	-4

Exercise of options and employee transactions	19.2		1	87		88		88

Equity-based compensation	19.2		6	848		854		854

Shares delivered to Alcon employees as a result of the Alcon spin-off	19.2		0	5		5		5

Taxes on treasury share transactions				14		14		14

Decrease of treasury share repurchase obligation under a share buyback trading plan	19.4			2 809		2 809		2 809

Changes in non-controlling interests	19.6						-81	-81

Fair value adjustments on financial assets sold	9			4	-4

Value adjustments related to divestments	9			-34	34

Other movements	19.7			217		217		217

Total of other equity movements		-11	-44	-14 404	30	-14 429	-81	-14 510

Total equity at December 31, 2022		890	-92	63 540	-4 996	59 342	81	59 423

Net income				14 850		14 850	4	14 854

Other comprehensive income	9				1 200	1 200	2	1 202

Total comprehensive income				14 850	1 200	16 050	6	16 056

Dividends	19.1			-7 255		-7 255		-7 255

Dividend in kind to effect the spin-off of Sandoz Group AG	2			-13 962		-13 962		-13 962

Purchase of treasury shares	19.2		-51	-8 466		-8 517		-8 517

Reduction of share capital	19.3	-65	94	-29

Exercise of options and employee transactions	19.2		2	144		146		146

Equity-based compensation	19.2		6	898		904		904

Shares delivered to Sandoz employees as a result of the Sandoz spin-off	19.2		0	30		30		30

Taxes on treasury share transactions				14		14		14

Transaction costs, net of taxes	19.8			-214		-214		-214

Changes in non-controlling interests	19.6						-4	-4

Fair value adjustments on financial assets sold	9			-1	1

Value adjustments related to divestments	9			-29	29

Other movements	19.7			129		129		129

Total of other equity movements		-65	51	-28 741	30	-28 725	-4	-28 729

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of cash flows
(For the years ended December 31, 2023, 2022 and 2021)
(USD millions)	Note	2023	2022	2021

Net income from continuing operations		8 572	6 049	22 905

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	24.1	10 369	10 631	-6 430

Dividends received from associated companies and others		2	1	523

Interest received		645	252	11

Interest paid		-751	-667	-643

Other financial receipts		90	71

Other financial payments		-17	-26	-297

Income taxes paid	24.2	-2 787	-1 702	-1 856

Net cash flows from operating activities from continuing operations before working capital and provision changes		16 123	14 609	14 213

Payments out of provisions and other net cash movements in non-current liabilities		-1 534	-774	-775

Change in net current assets and other operating cash flow items	24.3	-369	-796	-73

Net cash flows from operating activities from continuing operations		14 220	13 039	13 365

Net cash flows from operating activities from discontinued operations		238	1 197	1 706

Total net cash flows from operating activities		14 458	14 236	15 071

Purchases of property, plant and equipment		-1 060	-916	-1 066

Proceeds from sale of property, plant and equipment		237	158	211

Purchases of intangible assets		-1 693	-1 323	-1 490

Proceeds from sale of intangible assets		1 955	170	686

Purchases of financial assets		-106	-115	-188

Proceeds from sale of financial assets		348	133	440

Purchases of other non-current assets			-1	-59

Proceeds from sale of other non-current assets				4

Acquisitions and divestments of interests in associated companies, net	24.4	-11	-24	20 669

Acquisitions and divestments of businesses, net	24.5	-3 558	-840	-205

Purchases of marketable securities, commodities and time deposits		-641	-34 695	-16 403

Proceeds from sale of marketable securities, commodities and time deposits		11 248	39 357	2 298

Net cash flows from investing activities from continuing operations		6 719	1 904	4 897

Net cash flows used in investing activities from discontinued operations	31	-1 123	-436	-689

Total net cash flows from investing activities		5 596	1 468	4 208

Dividends paid to shareholders of Novartis AG		-7 255	-7 506	-7 368

Acquisitions of treasury shares		-8 719	-10 652	-3 057

Proceeds from exercised options and other treasury share transactions, net		153	100	53

Repayments of the current portion of non-current financial debts	24.6	-2 223	-2 575	-2 162

Change in current financial debts	24.6	546	252	-3 547

Payments of lease liabilities	24.6	-258	-262	-278

Impact of change in ownership of consolidated entities				-3

Other financing cash flows, net		192	-38	72

Net cash flows used in financing activities from continuing operations		-17 564	-20 681	-16 290

Net cash flows from financing activities from discontinued operations	31	3 286	119	26

Total net cash flows used in financing activities		-14 278	-20 562	-16 264

Net change in cash and cash equivalents before effect of exchange rate changes		5 776	-4 858	3 015

Effect of exchange rate changes on cash and cash equivalents		100	-32	-266

Net change in cash and cash equivalents		5 876	-4 890	2 749

Cash and cash equivalents at January 1		7 517	12 407	9 658

Cash and cash equivalents at December 31		13 393	7 517	12 407

The accompanying Notes form an integral part of the consolidated financial statements.

Notes to the Novartis consolidated financial statements

1. Accounting policies
Novartis is a multinational group of companies (Novartis or Company) specializing in the research, development, manufacturing and marketing of a broad range of innovative pharmaceutical medicines. The Company is headquartered in Basel, Switzerland.
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
The Company’s financial year-end is December 31, which is also the annual closing date of the individual entities’ financial statements incorporated into the Company’s consolidated financial statements.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, liabilities, including the distribution liability and the non-cash, non-taxable gain recognized in connection with the distribution of Sandoz Group AG to Novartis AG shareholders, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval, IFRS Accounting Standards require the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the consolidated financial statements. This requires the year ended December 31, 2023 consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations, with comparative amounts in the prior years restated on a consistent basis. There is no requirement for the restatement of the December 31, 2022 consolidated balance sheet related to the assets and liabilities of the Sandoz business that were derecognized in 2023 as at the October 3, 2023 Distribution date. For further information and disclosures refer to the section Distribution of Sandoz Group AG to Novartis AG shareholders in this Note 1, Note 2 and Note 31.
Listed below are the material accounting policies of significance to Novartis or, in cases where IFRS Accounting Standards provide alternatives, the option adopted by Novartis.
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
Investments in associated companies (generally defined as investments in entities in which Novartis holds between 20% and 50% of voting shares or over which it otherwise has significant influence) and joint ventures are accounted for using the equity method, except for selected venture fund investments for which the Company has elected to apply the method of fair value through the consolidated income statement.
Foreign currencies
The consolidated financial statements of Novartis are presented in US dollars (USD). The functional currency of a subsidiary is generally the local currency of that entity. The functional currency used for the reporting of certain Swiss and foreign finance entities is USD instead of their respective local currencies. This reflects the fact that the cash flows and transactions of these entities are primarily denominated in this currency.
For subsidiaries using a functional currency other than USD the subsidiary’s results, financial position and cash flows are translated into USD using the following exchange rates:
• Income, expense and cash flows for each month using the average exchange rate, with the US dollar values for each month being aggregated during the year
• Balance sheet using year-end exchange rates
• Resulting exchange rate differences are recognized in other comprehensive income

Distribution of Sandoz Group AG to Novartis AG shareholders
At the Extraordinary General Meeting (EGM) of Novartis AG shareholders, held on September 15, 2023, the Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG.
The September 15, 2023, shareholder approval for the spin-off required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations.
The shareholder approval on September 15, 2023, for the spin-off the Sandoz business, required the recognition of a distribution liability at the fair value of the Sandoz business. Novartis policy is to measure the distribution liability at the fair value of the Sandoz business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation.
At the October 4, 2023, distribution settlement date, the resulting gain, which is measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Sandoz Group AG to Novartis AG shareholders” within the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for the purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in this Note 1 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that are directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, were accounted for as a deduction from equity (within retained earnings). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For additional disclosures, refer to “Note 2. Significant transactions—Significant transactions in 2023—Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders,” and “Note 31. Discontinued operations.”
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
The acquisition method requires that the assets acquired and liabilities assumed be recorded at their respective fair values on the date the Company obtains control. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.
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
Goodwill and intangible assets other than goodwill
Goodwill arises on applying the acquisition method on the acquisition of a business and is the excess of the fair value of the consideration transferred to acquire the business over the underlying fair value of the net identified assets acquired. Goodwill is allocated to groups of cash-generating units (CGUs) that is expected to benefit from the synergies of the combination, which are usually represented by the operating segment. Goodwill is tested for impairment annually at the level of this group of CGUs, and any impairment charges are recorded under “Other expense” in the consolidated income statement.
Purchased intangible assets other than goodwill are initially recorded at cost. Intangible assets that have been acquired through a business combination are initially recorded at fair value using the acquisition method of accounting.
Intangible assets available for use with a definitive useful life (which includes the categories Currently marketed products and Other intangible assets) are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable.
Acquired research and development intangible assets that have not yet obtained marketing approval are recognized as in-process research and development (IPR&D). IPR&D is not amortized as it is not yet available for use. It is evaluated for potential impairment on an annual basis or when facts and circumstances warrant. Once a project included in IPR&D has received marketing approval from a regulatory authority, it is transferred to the “Currently marketed products” category of intangible assets.
An asset, a CGU or a grouping of CGUs is considered impaired when its balance sheet carrying amount exceeds its estimated recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Usually, Novartis applies the fair value less costs of disposal method for its impairment assessment. In most cases, no directly observable market inputs are available to measure the fair value less costs of disposal. An estimate is therefore derived indirectly and is based on net present value techniques utilizing post-tax cash flows and discount rates. In the limited cases where the value-in-use method would be applied, net present value techniques would be applied using pre-tax cash flows and discount rates.
Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGU, and for this purpose, management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset. These valuations are classified as “Level 3” in the fair value hierarchy.
The estimates used in calculating the net present values are highly sensitive and depend on assumptions specific to the nature of the Company’s activities with regard to:
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
Discount rates used consider the Company’s estimated weighted average cost of capital, adjusted for specific asset, country and currency risks associated with cash flow projections, to approximate the discount rate that market participants would use to value the asset.
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
Marketable securities and non-current financial assets
Marketable securities are financial assets held for short-term purposes that are principally traded in liquid markets and are classified within current assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other financial income and expense” in the consolidated income statement. Non-current financial assets held for long-term strategic purposes are classified within non-current assets on the consolidated balance sheet. The financial impacts related to these financial assets are recorded in “Other income” and “Other expense” in the consolidated income statement.
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
The Company classifies and accounts for its marketable securities and non-current financial assets in the following categories:

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
The Company assesses on a forward-looking basis the expected credit losses associated with its debt securities valued at fair value through other comprehensive income. Impairments on debt securities are recorded in “Other financial income and expense.”
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
The Company enters into certain derivative financial instruments for the purpose of hedging to reduce the volatility in the Company’s performance due to the exposure to various business-related risks. The risk mitigation is obtained because the derivative’s value or cash flows are expected, wholly or partly, to offset changes in the value or cash flows of the recognized assets or liabilities. The overall strategy is aiming to mitigate the currency and interest rate risk of positions that are contractually agreed, and to partially mitigate the exposure risk of selected anticipated transactions.
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
In addition, the Company has designated certain long-term debt components as hedges of the translation risk arising on certain net investments in foreign operations. On consolidation, foreign currency differences arising on long-term debt designated as net investment hedges of a foreign operation are recognized in other comprehensive income and accumulated in currency translation effects, to the extent that the hedge is effective. The foreign currency differences arising from hedge ineffectiveness are recognized in the income statement in “Other financial income and expense.”
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
Provisions for doubtful trade receivables are established using a forward-looking expected credit loss model (ECL). Charges for doubtful trade receivables are recorded as marketing and selling costs recognized in the consolidated income statement within “Selling, general and administration” expenses.
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
Defined benefit pension plans and other post-employment benefits
The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The current service cost for defined benefit pension plans and other post-employment benefit plans is included in the personnel expenses of the various functions in which employees are employed, and the net interest on the net defined benefit liability or asset is recognized as “Other expense” or “Other income.”
Revenue recognition
Revenue on the sale of Novartis products and services, which is recorded as “Net sales to third parties” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to or receipt of the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of the acceptance criteria. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation. The amount of revenue recognized is based on the consideration Novartis expects to receive in exchange for its goods and services, when it is highly probable that a significant reversal will not occur.
The consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below.
• Rebates and discounts granted to wholesalers, retailers, government agencies (including US Medicaid and US Federal Medicare programs), government supported healthcare systems, private health systems, pharmacy benefit managers, managed healthcare organizations, purchasing organizations and other direct and indirect customers, as well as chargebacks are provisioned and recorded as revenue deductions at the time the related revenues are recorded, or when the incentives are offered. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. These rebates and discounts, applied using provision rates, are estimated based on the terms and conditions in the individual government agencies, states, plans and customer agreements (which may be subject to challenge or change in interpretative guidance by government authorities and customers), historical experience, product sales and growth rate, population growth, product pricing including inflation impacts, the mix of contracts and products, the level of inventory in the distribution channel, regulations, contracts, channels and payers, as appropriate to the individual rebate and discount arrangements. These rebate provisions are adjusted based on established processes and experiences, for example from filing data with individual government agencies, states, and plans. There is often a time lag between recording of revenue deductions and the final accounting for them.
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
• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. In doing so, the estimated rate of return is applied, determined on the basis of historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a resale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired. The provisions for sales returns are adjusted periodically based on established processes and actual experience,
Net sales to third parties and provisions for revenue deductions are adjusted periodically to reflect experience and to reflect actual amounts as rebates, refunds, discounts and returns are processed. There is often a time lag between recording of revenue deductions and the final accounting for them. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions.
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
Research and development
Internal research and development (R&D) costs are fully charged to “Research and development” in the consolidated income statement in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland or Japan.
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
PSUs are subject to the achievement of certain performance criteria based on Novartis internal performance metrics and variables that can be observed in the market, which for Novartis plans is the Novartis total shareholder return (TSR) relative to a specific peer group of companies over the vesting period and require plan participants to provide services during this period The expense is recognized in the consolidated income statement on a straight-line basis over the vesting period, and is determined based on a bifurcation into the components based on the performance criteria related to Novartis internal performance metrics and TSR. The number of equity instruments that finally vest is determined at the vesting date. The following paragraphs provide an overview of the accounting policies for the determination of the components of the PSU share-based compensation plan expense.
The portion of the PSUs expense that is subject to performance criteria based on Novartis internal performance metrics over the vesting period is determined based on assumptions concerning the expected performance against the internal performance metrics throughout the vesting period. The assumptions are based on the Company’s targets for those performance metrics, and the expected forfeitures due to plan participants not meeting their service conditions. The assumptions are periodically adjusted over the vesting period. For this portion of the PSUs expense, any change in estimates for past services is recorded immediately as an expense or income in the consolidated income statement, and amounts for the remaining vesting period are expensed on a straight-line basis. As a result, at the end of the vesting period, the expense during the entire vesting period represents the amount that will finally vest.
The portion of the PSUs expense that is subject to performance criteria based on Novartis TSR relative to a specific peer group of companies over the vesting period is determined based on the total fair value of the grant over the vesting period. IFRS Accounting Standards require that these variables that can be observed in the market are taken into account in determining the fair value of the PSUs at the grant date. Novartis determined the fair value of these PSUs at the date of grant using a Monte Carlo simulation model. For this portion of the PSU expense, adjustments to expense recognized in the consolidated income statement are only made if a plan participant does not fulfill the service conditions.
Measuring the fair values of PSUs granted that include TSR performance criteria requires the use of estimates. The Monte Carlo simulation used to determine the fair value of the PSUs TSR performance criteria requires the probability of factors related to uncertain future events; the term of the award; the grant price of underlying shares or ADRs; expected volatilities; the expected correlation matrix of the underlying equity instruments with those of the peer group of companies; and the risk-free interest rate as input parameters.
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
Deferred income taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value for financial reporting purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings are reinvested, withholding or other taxes on eventual distribution of a subsidiary’s retained earnings are only recognized when a dividend is declared or has been planned. Furthermore, deferred income taxes are recognized for the net tax effects of net operating loss carryforwards and tax credits. The Company applies the IFRS Accounting Standards exception to not recognize or disclose information about deferred tax assets and deferred tax liabilities related to countries that have enacted tax legislation that comply with the Organization for Economic Cooperation and Development (OECD) Pillar Two income taxes.
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
The estimated amounts for current and deferred tax assets or liabilities, including amounts related to any uncertain tax positions, are based on applicable tax law and regulations in the various tax jurisdictions, in which the Company operates, which are subject to interpretations based on currently known facts and circumstances.
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
Impact of new IFRS Accounting Standards, amendments and interpretations in 2023
No new IFRS Accounting Standards were adopted by the Company in 2023. In addition, new IFRS Accounting Standards amendments or interpretations that became effective in 2023 did not have a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, there are no IFRS Accounting Standards, amendments or interpretations not yet effective in 2023 that would be expected to have a material impact on the Company’s consolidated financial statements.
Impact of new IFRS Accounting Standards, amendments and interpretations in 2022
No new IFRS Accounting Standards were adopted by the Company in 2022. In addition, new IFRS Accounting Standards amendments or interpretations that became effective in 2022 did not have a material impact on the Company’s consolidated financial statements.
Based on the Company’s assessment, there were no IFRS Accounting Standards, amendments or interpretations not yet effective in 2022 that would have been expected to have a material impact on the Company’s consolidated financial statements.
Impact of adopting significant new IFRS Accounting Standards in 2021
The following new IFRS Accounting Standard was adopted by Novartis from January 1, 2021:
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Benchmark Reform Amendments)
Interest Benchmark Reform Amendments became effective from January 1, 2021. These amendments address issues that might affect financial reporting when an existing interest rate benchmark (i.e. Interbank offered rate – IBOR) is replaced with an alternative benchmark interest rate. The effects of interest rate benchmark reform on the Company’s financial instruments and risk management strategies did not have a material impact on the Company’s consolidated financial statements.

2. Significant transactions
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant transactions in 2023
Completion of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholders’ approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion (see Note 31).
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:
(USD millions)	Oct 3, 2023

Net assets derecognized [1]	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

[1] See Note 31 for additional information.
For additional disclosures on discontinued operations, refer to Note 31.
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a San-Diego, California US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 30 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.2 billion.
The results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a Seattle, Washington based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The results of operations since the date of acquisition were not material.
Significant transactions in 2022
Acquisition of Gyroscope Therapeutics Holdings plc
On December 22, 2021, Novartis entered into an agreement to acquire all outstanding shares of Gyroscope Therapeutics Holdings plc (Gyroscope), a UK-based ocular gene therapy company. Gyroscope focuses on the discovery and development of gene therapy treatments for retinal indications. The purchase price consisted of a cash payment of USD 0.8 billion, subject to certain customary purchase price adjustments, and potential additional milestone payments of up to USD 0.7 billion, which Gyroscope shareholders are eligible to receive upon the achievement of specified milestones. The acquisition closed on February 17, 2022.
The fair value of the total purchase consideration was USD 1.0 billion. The amount consisted of an upfront cash payment of USD 0.8 billion (including customary purchase price adjustments) and the fair value of contingent consideration of USD 0.2 billion, which Gyroscope shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.9 billion, consisting primarily of IPR&D intangible assets of USD 1.1 billion and net deferred tax liabilities of USD 0.2 billion. Goodwill amounted to USD 0.1 billion.
The 2022 results of operations since the date of acquisition were not material.
Significant transactions in 2021
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

3. Operating segment
Prior to the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business (refer to Note 1 and Note 2 for additional information), the businesses of Novartis were divided operationally on a worldwide basis into two identified reporting segments: Innovative Medicines Division and the Sandoz Division. In addition, we separately reported Corporate activities.
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business (see Note 1 and Note 2), the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 1, Note 2 and Note 31.
Effective January 1, 2023, the Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were accordingly adapted in 2023 and prior years, in compliance with IFRS Accounting Standards. This restatement had no impact on the reported financial results and consolidated balance sheet of the total Company.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 4 for revenues and geographic information disclosures.
4. Revenues and geographic information
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	2023	2022	2021

Net sales to third parties from continuing operations	44 635	41 385	41 976

Sales to discontinued operations	805	821	805

Net sales from continuing operations	45 440	42 206	42 781

Geographic information
The following table shows countries that accounted for more than 5% of net sales from continuing operations or more than 5% of total of selected non-current assets, for the years ended December 31, 2023, 2022 and 2021, and for selected non-current assets for the years ended December 31, 2023 and 2022:
	Net sales from continuing operations[1]						Total of selected non-current assets[2]

(USD millions)	2023	%	2022	%	2021	%	2023	%	2022	%

Country
Switzerland	1 308	3	1 036	2	926	2	19 396	32	23 708	32

United States	17 959	40	15 935	38	14 923	35	34 059	55	35 353	48

Germany	3 367	7	3 101	7	3 595	8	88		2 229	3

China	3 267	7	2 948	7	2 849	7	547	1	599	1

Japan	1 924	4	1 883	4	2 259	5	120		165

France	1 749	4	1 754	4	1 955	5	3 085	5	3 188	4

Other	15 866	35	15 549	38	16 274	38	4 269	7	8 241	12

Total	45 440	100	42 206	100	42 781	100	61 564	100	73 483	100

[1] Net sales from continuing operations by location of customer
[2] Total of property, plant and equipment; right-of-use assets; goodwill; intangible assets; investment in associated companies and other non-current assets excluding post-employment benefit assets
Net sales from continuing operations by region1
The following table shows net sales from continuing operations by region for the years ended December 31, 2023, 2022 and 2021:
	2023 USD m	2022 USD m	Change (2022 to 2023) USD %	2021 USD m	Change (2021 to 2022) USD %

US	17 959	15 935	13	14 923	7

Europe	14 997	14 371	4	15 721	-9

Asia/Africa/Australasia	9 308	8 978	4	9 355	-4

Canada and Latin America	3 176	2 922	9	2 782	5

Total	45 440	42 206	8	42 781	-1

Of which in established markets	33 725	31 386	7	32 183	-2

Of which in emerging growth markets	11 715	10 820	8	10 598	2

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Information about major customers
The Company’s largest, second-largest and third-largest customers account for approximately 15%, 13% and 8% of net sales from third parties from continuing operations, respectively (2022: 16%, 12% and 8%, respectively; 2021: 14%, 13% and 7%, respectively).
The highest amounts of trade receivables outstanding were for these same three customers and amounted to approximately 17%, 13% and 8%, respectively, of the trade receivables at December 31, 2023 (2022: 16%, 14% and 7%, respectively).

Net sales from continuing operations by core therapeutic area and established brands
	2023 USD m	2022 USD m1	Change (2022 to 2023) USD %	2021 USD m1	Change (2021 to 2022) USD %

Cardiovascular, renal and metabolic
Entresto	6 035	4 644	30	3 548	31

Leqvio	355	112	217	12	nm

Other	1		nm	1	nm

Total cardiovascular, renal and metabolic	6 391	4 756	34	3 561	34

Immunology
Cosentyx	4 980	4 788	4	4 718	1

Xolair [2]	1 463	1 365	7	1 428	-4

Ilaris	1 355	1 133	20	1 059	7

Other		1	nm	1	0

Total immunology	7 798	7 287	7	7 206	1

Neuroscience
Kesimpta	2 171	1 092	99	372	194

Zolgensma	1 214	1 370	-11	1 351	1

Mayzent	392	357	10	281	27

Aimovig	266	218	22	215	1

Other		1	nm	1	0

Total neuroscience	4 043	3 038	33	2 220	37

Oncology
Promacta/Revolade	2 269	2 088	9	2 016	4

Kisqali	2 080	1 231	69	937	31

Tafinlar + Mekinist	1 922	1 770	9	1 693	5

Tasigna	1 848	1 923	-4	2 060	-7

Jakavi	1 720	1 561	10	1 595	-2

Pluvicto	980	271	262		nm

Lutathera	605	471	28	475	-1

Kymriah	508	536	-5	587	-9

Piqray/Vijoice	505	373	35	329	13

Scemblix	413	149	177	7	nm

Votrient	390	474	-18	577	-18

Adakveo	195	194	1	164	18

Tabrecta	154	133	16	90	48

Other	1	2	nm	2	0

Total oncology	13 590	11 176	22	10 532	6

Total promoted brands	31 822	26 257	21	23 519	12

	2023 USD m	2022 USD m1	Change (2022 to 2023) USD %	2021 USD m1	Change (2021 to 2022) USD %

Established brands
Lucentis	1 475	1 874	-21	2 160	-13

Sandostatin	1 314	1 238	6	1 413	-12

Gilenya	925	2 013	-54	2 787	-28

Exforge Group	713	743	-4	901	-18

Galvus Group	692	859	-19	1 092	-21

Diovan Group	613	652	-6	773	-16

Gleevec/Glivec	561	745	-25	1 024	-27

Afinitor/Votubia	408	512	-20	938	-45

Contract manufacturing [3]	1 490	1 200	24	1 083	11

Other [3]	5 427	6 113	-11	7 091	-14

Total established brands [3]	13 618	15 949	-15	19 262	-17

Total net sales from continuing operations	45 440	42 206	8	42 781	-1

[1] Reclassified to conform with the 2023 organizational structure.
[2] Net sales from continuing operations reflect Xolair sales for all indications.
[3] Effective January 1, 2023, the discontinued operations Sandoz business transferred to Novartis continuing operations its bio-technology manufacturing services to other companies’ activities (included in Contract manufacturing) and the Coartem brand (included in Other). The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022 and 2021, in compliance with IFRS Accounting Standards. See Note 3 for additional information.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2023
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 067	2 968	6 035

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 636	2 344	4 980

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 205	1 064	2 269

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 528	643	2 171

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 032	1 048	2 080

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	791	1 131	1 922

Tasigna	Oncology	Chronic myeloid leukemia (CML)	884	964	1 848

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 720	1 720

Lucentis [1]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 475	1 475

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 463	1 463

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	686	669	1 355

Sandostatin	Established brands	Carcinoid tumors, acromegaly	829	485	1 314

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	372	842	1 214

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	921	59	980

Gilenya [1]	Established brands	Relapsing multiple sclerosis (RMS)	359	566	925

Exforge Group	Established brands	Hypertension	13	700	713

Galvus Group	Established brands	Type 2 diabetes		692	692

Diovan Group	Established brands	Hypertension	52	561	613

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	427	178	605

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	150	411	561

Top 20 brands total			14 952	19 983	34 935

Rest of portfolio			3 007	7 498	10 505

Total net sales from continuing operations			17 959	27 481	45 440

[1] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations of the top 20 brands in 2022
Brands	Brand classification by therapeutic area or established brands[1]	Key indications	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA)	2 770	2 018	4 788

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	2 354	2 290	4 644

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 083	1 005	2 088

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	1 153	860	2 013

Tasigna	Oncology	Chronic myeloid leukemia (CML)	877	1 046	1 923

Lucentis [2]	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 874	1 874

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	678	1 092	1 770

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 561	1 561

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	434	936	1 370

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 365	1 365

Sandostatin	Established brands	Carcinoid tumors, acromegaly	800	438	1 238

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	472	759	1 231

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	570	563	1 133

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	921	171	1 092

Galvus Group	Established brands	Type 2 diabetes		859	859

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	205	540	745

Exforge Group	Established brands	Hypertension	14	729	743

Diovan Group	Established brands	Hypertension	55	597	652

Kymriah	Oncology	r/r pediatric and young adults acute lymphoblastic leukemia (ALL), diffuse large B-cell lymphoma (DLBCL) follicular lymphoma (FL)	196	340	536

Afinitor/Votubia	Established brands	Breast cancer/ tuberous sclerosis complex (TSC)	171	341	512

Top 20 products total			12 753	19 384	32 137

Rest of portfolio [4]			3 182	6 887	10 069

Total net sales from continuing operations [4]			15 935	26 271	42 206

[1] Brand classifications have been changed to conform with the 2023 brand classifications.
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See Note 3 for additional information.

Net sales from continuing operations of the top 20 brands in 2021
Brands	Brand classification by therapeutic area or established brands[1]	Key indications	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA)	2 883	1 835	4 718

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure	1 712	1 836	3 548

Gilenya [2]	Established brands	Relapsing multiple sclerosis (RMS)	1 427	1 360	2 787

Lucentis [2]	Established brands	Age-related macular degeneration (AMD)		2 160	2 160

Tasigna	Oncology	Chronic myeloid leukemia (CML)	882	1 178	2 060

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	947	1 069	2 016

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC)	606	1 087	1 693

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV)		1 595	1 595

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 428	1 428

Sandostatin	Established brands	Carcinoid tumors, acromegaly	843	570	1 413

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	469	882	1 351

Galvus Group	Established brands	Type 2 diabetes		1 092	1 092

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD gout)	501	558	1 059

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	263	761	1 024

Afinitor/Votubia	Established brands	Breast cancer/ tuberous sclerosis complex (TSC)	521	417	938

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	339	598	937

Exforge Group	Established brands	Hypertension	14	887	901

Diovan Group	Established brands	Hypertension	51	722	773

Kymriah	Oncology	r/r pediatric and young adults acute lymphoblastic leukemia (ALL), diffuse large B-cell lymphoma (DLBCL)	230	357	587

Ultibro Group	Established brands	Chronic obstructive pulmonary disease (COPD)		584	584

Top 20 products total			11 688	20 976	32 664

Rest of portfolio [4]			3 235	6 882	10 117

Total net sales from continuing operations [4]			14 923	27 858	42 781

[1] Brand classifications have been changed to conform with the 2023 brand classifications.
[2] In the first quarter of 2023 Lucentis was reclassified from other promoted brands to established brands and Gilenya was reclassified from neuroscience to established brands.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2021, in compliance with IFRS Accounting Standards. See Note 3 for additional information.

Other revenues
(USD millions)	2023	2022	2021

Profit-sharing income	941	921	873

Royalty income	87	35	85

Milestone income	45	145	127

Other [1]	147	154	108

Total other revenues	1 220	1 255	1 193

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.
5. Associated companies
	Net income statement effect			Other comprehensive income effect [1]			Total comprehensive income effect

(USD millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021

Roche Holding AG, Switzerland			15 341			46			15 387

Others	-13	-11	-4				-13	-11	-4

Associated companies	-13	-11	15 337			46	-13	-11	15 383

 1  In 2021, Novartis share of other comprehensive income recognized by associated companies, net of taxes of USD 3 million was recycled into the consolidated income statement as a result of the divestment of the investment in Roche Holding AG. No Novartis share of other comprehensive income recognized by associated companies was recycled to the consolidated income statement in 2023 and 2022.

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
The divestment transaction closed on December 6, 2021, and Novartis realized a gain of USD 14.6 billion, recorded in income from associated companies. For more information, see Note 2.
Since full-year financial data for Roche is not available when Novartis produces its consolidated financial results, a survey of analyst estimates is used to estimate the Company’s share of Roche’s net income. Any differences between these estimates and actual results were adjusted in the Company’s consolidated financial statements when available. As Novartis discontinued the use of equity method accounting starting from November 3, 2021, and the divestment closed on December 6, 2021, no such adjustment has been made to the 2023 and 2022 Company’s consolidated financial statements.
The consolidated income statement effects from applying Novartis accounting principles for this investment in 2021 are as follows:
(USD millions)	2021

Novartis share of Roche's estimated current-year consolidated net income	815

Prior-year adjustment	40

Amortization of fair value adjustments relating to intangible assets, net of taxes of USD 10 million	-70

Gain on divestment of the investment in Roche [1]	14 556

Net income effect	15 341

[1] The gain on divestment of the investment in Roche includes the recycling of currency translation effects (see Note 9.1) and other comprehensive income effects totaling USD 3.2 billion.

6. Interest expense and other financial income and expense
Interest expense
(USD millions)	2023	2022	2021

Interest expense	-730	-642	-633

Interest expense on lease liabilities	-62	-57	-59

Expense arising from discounting long-term liabilities and capitalized borrowing costs	-63	-101	-95

Total interest expense from continuing operations	-855	-800	-787

Other financial income and expense
(USD millions)	2023	2022	2021

Interest income	627	377	70

Other financial income	21	19	12

Monetary loss from hyperinflation accounting	-194	-137	-48

Financial expense	-18	-33	-41

Currency result, net	-214	-184	-69

Total other financial income and expense from continuing operations	222	42	-76

7. Income taxes
Income before taxes
(USD millions)	2023	2022	2021

Switzerland [1]	9 719	5 751	21 830

Foreign [2]	-596	1 426	2 700

Income before taxes from continuing operations	9 123	7 177	24 530

[1] The 2021 income before taxes from continuing operations in Switzerland includes a USD 14.6 billion non-taxable gain on the divestment of the Company’s investment in Roche Holding AG (see Note 2 and Note 5).

[2] The 2023 foreign income before taxes from continuing operations is impacted by non-recurring events, including impairment charges on intangible assets other than goodwill.
Current and deferred income tax expense
The significant components of the provision for income taxes from continuing operations are as follows:
(USD millions)	2023	2022	2021

Switzerland	-1 136	-598	-949

Foreign	-1 290	-1 155	-973

Current income tax expense	-2 426	-1 753	-1 922

Switzerland	355	-131	39

Foreign	1 520	756	258

Deferred tax income	1 875	625	297

Income tax expense from continuing operations	-551	-1 128	-1 625

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
The applicable tax rate changes from year to year due to changes in the mix of the Company’s pre-tax income and changes in statutory tax rates since it is calculated as the weighted average tax rate based on the pre-tax income of each subsidiary.
The main elements contributing to the difference between the Company’s overall applicable tax rate and the effective tax rate are shown in the following table:
(As a percentage)	2023	2022	2021

Applicable tax rate	15.0	15.3	14.2

Effect of disallowed expenditures	1.4	2.6	1.0

Effect of income taxed at reduced rates	-0.6	-0.4	-0.1

Effect of income not subject to tax [1]	-2.5	-0.1	-7.9

Effect of tax credits and allowances	-3.9	-4.1	-1.5

Effect of release of contingent consideration liability	-0.3	-0.5	-0.1

Effect of tax rate change on current and deferred tax assets and liabilities	-1.6	0.0	0.0

Effect of derecognition and reversals of derecognition of deferred tax assets	0.9	1.3	0.0

Effect of write-down of investments in subsidiaries	-3.0	0.0	0.0

Effect of prior-year items	0.0	-0.3	0.1

Effect of changes in uncertain tax positions	0.1	1.7	1.0

Effect of other items	0.5	0.2	-0.1

Effective tax rate from continuing operations	6.0	15.7	6.6

[1] 2021 includes the effect of income not subject to tax (-7.7%) arising from the non-taxable gain on the divestment of our investment in Roche. See Notes 2 and 5 for further details.
The effective tax rate of Novartis fluctuates primarily as a result of, among other factors, changes in pre-tax income between countries with varying statutory tax rates and the effects of disallowed expenditures, income not subject to tax, tax credits and allowances, tax rate changes on current and deferred tax assets and liabilities, write-down of investments in subsidiaries, and changes in uncertain tax positions. The table above provides the details of the significant items that impact the comparability of the effective tax rate between years.
In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two).  Novartis is within the scope of the OECD Pillar Two model rules. A number of governments in countries in which Novartis operates are in the process of enacting or have enacted tax legislation to comply with Pillar Two. Of the major countries in which we operate, only the enactment of Pillar Two tax legislation in Switzerland is expected to have an impact to our income tax provision as from 2024.  In December 2023, Switzerland decided to partially implement Pillar Two, whereby effective from January 1, 2024, a 15% minimum taxation will be assessed on Pillar Two qualifying profits earned by companies domiciled in Switzerland (Qualified Domestic Minimum Top-Up Tax).  This Qualified Domestic Minimum Top-Up Tax will not be applied to the Pillar Two qualifying profits earned by a company’s affiliates domiciled in tax jurisdictions outside of Switzerland. The timing of implementation and the specific provisions of any further Pillar Two tax regulations in Switzerland remains subject to further assessments at both the Federal and Cantonal levels. The Company estimates that the impact of these changes to tax legislation in the respective countries that have (substantively) enacted Pillar Two tax legislation in 2023 would not be material to our consolidated financial position, income statement and cash flows.
8. Earnings per share
	2023	2022	2021

Net income attributable to shareholders of Novartis AG (USD millions)

- Continuing operations	8 568	6 049	22 908

- Discontinued operations	6 282	906	1 113

Net income attributable to shareholders of Novartis AG (USD millions)	14 850	6 955	24 021

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	2 077	2 181	2 243

Adjustment for vesting of restricted shares, restricted share units and dilutive shares from options	15	16	17

Weighted average number of shares in diluted earnings per share	2 092	2 197	2 260

Basic earnings per share (USD)
- Continuing operations	4.13	2.77	10.22

- Discontinued operations	3.02	0.42	0.49

Total basic earnings per share (USD)	7.15	3.19	10.71

Diluted earnings per share (USD)
- Continuing operations	4.10	2.76	10.14

- Discontinued operations	3.00	0.41	0.49

Total diluted earnings per share (USD)	7.10	3.17	10.63

Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Company and held as treasury shares.
For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of all restricted shares, restricted share units, and in 2022 and 2021 the conversion of all potentially dilutive shares arising from options on Novartis shares that have been issued. At December 31, 2023, there were no options on Novartis shares issued or outstanding.
No options were excluded from the calculation of diluted EPS in 2022 or 2021, as all options were dilutive in both years.

9. Changes in consolidated statements of comprehensive income
The consolidated statements of comprehensive income include the Company’s net income for the year as well as all other valuation adjustments recorded in the Company’s consolidated balance sheet, which under IFRS Accounting Standards are not recorded in the consolidated income statement. These include fair value adjustments on financial instruments, actuarial gains or losses on defined benefit pension plans, and currency translation effects, all net of taxes.
(USD millions)	Note	Fair value adjustments on financial instruments	Actuarial gains/(losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments attributable to Novartis AG shareholders	Non- controlling interest	Total value adjustments

Value adjustments at December 31, 2020		220	-5 773	4 134	-1 419	-29	-1 448

Fair value adjustments on equity securities, net of taxes of USD -44 million [1]		194			194		194

Net investment hedge, net of taxes of USD 33 million				216	216		216

Defined benefit plans, net of taxes of USD -323 million			1 808		1 808	1	1 809

Currency translation effects, net of taxes of USD 17 million	9.1			-4 757	-4 757	-5	-4 762

Total value adjustments in 2021		194	1 808	-4 541	-2 539	-4	-2 543

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD 48 million		-164			-164		-164

Value adjustments related to divestments		-62	-3		-65		-65

Value adjustments at December 31, 2021		188	-3 968	-407	-4 187	-33	-4 220

Fair value adjustments on equity securities, net of taxes of USD 81 million [1]		-382			-382		-382

Net investment hedge, net of taxes of USD -30 million				91	91		91

Defined benefit plans, net of taxes of USD -104 million			-104		-104	1	-103

Currency translation effects, net of taxes of USD 18 million	9.1			-444	-444	-6	-450

Total value adjustments in 2022		-382	-104	-353	-839	-5	-844

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of nil		-4			-4		-4

Value adjustments related to divestments, net of taxes of USD -4 million			34		34		34

Value adjustments at December 31, 2022		-198	-4 038	-760	-4 996	-38	-5 034

Fair value adjustments on equity securities, net of taxes of USD -6 million [1]		37			37		37

Net investment hedge, net of taxes of USD 19 million				-50	-50		-50

Defined benefit plans, net of taxes of USD 16 million			-160		-160		-160

Currency translation effects, net of taxes of USD -6 million	9.1			1 373	1 373	2	1 375

Total value adjustments in 2023		37	-160	1 323	1 200	2	1 202

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD -7 million		1			1		1

Value adjustments related to divestments, net of taxes of USD -4 million		2	27		29		29

Value adjustments at December 31, 2023		-158	-4 171	563	-3 766	-36	-3 802

[1] Includes fair value adjustments on equity securities designated as financial assets valued at fair value through other comprehensive income with no subsequent recycling into the consolidated income statement

9.1) In 2023, net cumulative currency translation gains of USD 358 million were recycled through the income statement, consisting of USD 357 million as a result of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders (see Note 2), and of USD 1 million as a result of the divestment of subsidiaries.
In 2022, net cumulative currency translation gains of USD 13 million were recycled through the income statement as a result of the divestments of subsidiaries.
In 2021, net cumulative currency translation gains of USD 3.2 billion were recycled through the income statement as a result of the divestment of the investment in Roche. See Notes 2 and 5.
10. Property, plant and equipment
The following table summarizes the movements of property, plant and equipment during 2023:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

At January 1, 2023

Cost	451	11 396	1 184	11 842	24 873

Accumulated depreciation and impairment	-9	-5 903	-27	-8 170	-14 109

Net book value	442	5 493	1 157	3 672	10 764

At January 1, 2023	442	5 493	1 157	3 672	10 764

Costs and accumulated depreciation/impairments on assets related to discontinued operations [1]	-54	-422	-280	-588	-1 344

Impact of acquisitions of businesses		12	1	5	18

Reclassifications		197	-420	223

Additions	1	85	734	245	1 065

Disposals and derecognitions	-16	-261	-20	-63	-360

Depreciation charge		-343		-573	-916

Impairment charge	-3	-36	-10	-57	-106

Reversal of impairment charge	3	9		4	16

Currency translation effects	25	162	44	146	377

At December 31, 2023	398	4 896	1 206	3 014	9 514

At December 31, 2023

Cost	403	10 147	1 213	9 630	21 393

Accumulated depreciation and impairment	-5	-5 251	-7	-6 616	-11 879

Net book value	398	4 896	1 206	3 014	9 514

Commitments for purchases of property, plant and equipment					744

Capitalized borrowing costs					3

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 31 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

The following table summarizes the movements of property, plant and equipment during 2022:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

At January 1, 2022

Cost	492	11 819	1 508	13 328	27 147

Accumulated depreciation and impairment	-7	-5 744	-65	-9 786	-15 602

Net book value	485	6 075	1 443	3 542	11 545

At January 1, 2022	485	6 075	1 443	3 542	11 545

Impact of acquisitions of businesses				13	13

Reclassifications		297	-964	667

Additions [1]	3	124	780	312	1 219

Disposals and derecognitions	-28	-49	-33	-45	-155

Depreciation charge [2]		-437		-726	-1 163

Impairment charge [2]	-7	-351	-13	-43	-414

Reversal of impairment charge [2]	1		1	5	7

Currency translation effects	-12	-166	-57	-53	-288

At December 31, 2022	442	5 493	1 157	3 672	10 764

At December 31, 2022

Cost	451	11 396	1 184	11 842	24 873

Accumulated depreciation and impairment	-9	-5 903	-27	-8 170	-14 109

Net book value	442	5 493	1 157	3 672	10 764

Commitments for purchases of property, plant and equipment					549

Capitalized borrowing costs					5

[1] Additions in continuing operations were USD 930 million. Note 31 provides disclosure of discontinued operations additions.
[2] Note 31 provides disclosure of discontinued operations depreciation charge, impairment charge and reversals of impairment charge.
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
The following table shows the property, plant and equipment depreciation charge, impairment charge and reversals of impairment charge for continuing operations for the years ended December 31, 2023, 2022 and 20211:
(USD millions)	2023	2022	2021

Depreciation charge	-916	-967	-1 005

Impairment charge	-106	-411	-316

Impairment reversals	16	4	44

[1] Note 31 provides disclosure of discontinued operations depreciation charge, impairment charge and reversals of impairment charge.

11. Right-of-use assets and lease liabilities
The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. The Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.
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
The following table summarizes the movements of the right-of-use assets:
(USD millions)	2023	2022

Right-of-use assets at January 1	1 431	1 561

Costs and accumulated depreciation/impairments on assets related to discontinued operations [1]	-117

Impact of acquisitions of businesses	16	12

Additions [2]	421	247

Depreciation charge	-259	-300

Impairment charge [3]	-4	-3

Lease contract terminations [4]	-93	-34

Currency translation effects	15	-52

Total right-of-use assets at December 31	1 410	1 431

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 31 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

[2] Additions in continuing operations were USD 216 million in 2022.
[3] Impairment charge in continuing operations was USD 3 million in 2022 and nil in 2021.
[4] Lease contract terminations also includes modifications to existing leases that result in reductions to the right-of-use assets, and reductions due to sub-leasing.
The following table shows the right-of-use assets carrying value at December 31, 2023 and 2022, and the continuing operations depreciation charge for years 2023, 2022 and 2021, by underlying class of asset1:
(USD millions)	December 31, 2023 carrying value	December 31, 2022 carrying value	Depreciation charge 2023	Depreciation charge 2022	Depreciation charge 2021

Land	483	505	12	16	11

Buildings	749	745	156	162	174

Vehicles	112	117	80	82	89

Machinery and equipment, and other assets	66	64	11	7	5

Total right-of-use assets	1 410	1 431	259	267	279

[1] Note 31 provides disclosure of discontinued operations depreciation charge.

The following table shows the lease liabilities by maturity at December 31, 2023 and 2022:
(USD millions)	Lease liabilities 2023	Lease liabilities undiscounted 2023	Lease liabilities 2022	Lease liabilities undiscounted 2022

Less than one year	230	284	251	297

Between one and two years	203	248	190	232

Between two and three years	170	211	167	201

Between three and four years	149	184	137	172

Between four and five years	113	142	122	154

After five years	963	2 173	922	2 149

Total lease liabilities	1 828	3 242	1 789	3 205

Less current portion of lease liabilities	-230	-284	-251	-297

Non-current portion of lease liabilities	1 598	2 958	1 538	2 908

Commitments for leases not yet commenced		89		83

At December 31, 2023, and December 31, 2022, there were no material future cash outflows, including extension options, excluded from the measurement of lease liabilities. The Company’s most material lease with a lease term extension, representing a lease liability value of USD 0.7 billion (2022: USD 0.7 billion), has a determined lease term end date of 2071 (2022: 2071). Non-enforceable extension options of up to 10 years have not been included within the measurement of this lease liability, and do not have a material impact to the carrying value of the lease for both 2023 and 2022. Should the landlord agree to a lease extension, rent will be referenced to the market rates as at the commencement of the extension period.
In 2023, the Company completed two sale and leaseback transactions for certain property, plant and equipment as part of the Company’s strategy. The transactions resulted in net cash inflows of USD 273 million (2022: USD 49 million) and the recognition of USD 146 million of lease liabilities(2022: USD 23 million), and USD 109 million of right-of-use assets (2022: USD 13 million). The right-of-use assets value reflects the proportion of the property, plant and equipment retained. Extension options have been included where management believe that such options will be exercised. The liabilities reflect the net present value of future lease payments. The net gain on the sale and leaseback transactions amounted to USD 18 million (2022: USD 17 million). There were no significant sale and leaseback transactions in 2021.
The following table provides additional disclosures related to continuing operations right-of-use assets and lease liabilities for 2023, 2022 and 2021:
(USD millions)	2023	2022	2021

Interest expense on lease liabilities [1]	62	57	59

Expense on short-term leases	5	3	6

Expense on low-value leases	6	6	7

Total cash outflows for leases	321	319	339

Thereof:

Cash outflows for short-term leases and low-value leases [2]	11	9	13

Payments of interest [3]	52	48	48

Payments of lease liabilities [4]	258	262	278

[1] The weighted average interest rate is 3.5% (2022: 3.3%, 2021: 3.2%). Interest on lease liabilities as at December 31, 2023, is estimated to be USD 54 million for 2024 and USD 1.4 billion thereafter.
[2] Cash flows from short-term and low-value leases are included within total net cash flows from operating activities. The portfolio of short-term leases to which the Company is committed to at December 31, 2023, 2022 and 2021, is similar to the portfolio of short-term leases the Company entered into during 2023, 2022 and 2021.

[3] Included within total net cash flows from operating activities
[4] Reported as cash outflows in financing activities net of lease incentives received, if any.
The net investment held and income from subleasing right-of-use assets were not significant for 2023, 2022, and 2021. Income from leasing Novartis property, plant and equipment to third parties for 2023, 2022 and 2021 was not significant.
12. Goodwill and intangible assets other than goodwill
Novartis has the following classes of available for use intangible assets other than goodwill: Currently marketed products and Other intangible assets.
Currently marketed products represent the composite value of acquired intellectual property (IP), patents, distribution rights and product trade names.
Other intangible assets include capitalized internally developed and acquired computer software and technologies, which represent identified and separable acquired know- how used in research, development, and production.

The following table summarizes the movements of goodwill and intangible assets other than goodwill in 2023:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Currently marketed products	Other intangible assets	Total

At January 1, 2023

Cost	29 596	7 092	58 249	4 343	69 684

Accumulated amortization and impairment	-295	-2 671	-32 736	-2 633	-38 040

Net book value	29 301	4 421	25 513	1 710	31 644

At January 1, 2023	29 301	4 421	25 513	1 710	31 644

Costs and accumulated amortization/impairments on assets related to discontinued operations [1]	-7 445	-235	-1 026	-199	-1 460

Impact of acquisitions of businesses	1 094	2 931		15	2 946

Reclassifications		-235	23	212

Additions		770	290	516	1 576

Disposals and derecognitions [2]			-1 842	-3	-1 845

Amortization charge			-3 319	-641	-3 960

Impairment charge		-2 544	-310	-194	-3 048

Currency translation effects	391	221	688	117	1 026

At December 31, 2023	23 341	5 329	20 017	1 533	26 879

At December 31, 2023

Cost	23 391	7 822	46 909	3 588	58 319

Accumulated amortization and impairment	-50	-2 493	-26 892	-2 055	-31 440

Net book value	23 341	5 329	20 017	1 533	26 879

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 31 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

[2] Derecognition of assets that are no longer being used or developed and are not considered to have a significant disposal value or other alternative use. Disposals include the divested currently marketed product Xiidra.

The following table summarizes the movements of goodwill and intangible assets other than goodwill in 2022:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Currently marketed products	Other intangible assets	Total

At January 1, 2022

Cost	29 900	8 013	56 213	3 985	68 211

Accumulated amortization and impairment	-305	-2 514	-29 107	-2 408	-34 029

Net book value	29 595	5 499	27 106	1 577	34 182

At January 1, 2022	29 595	5 499	27 106	1 577	34 182

Impact of acquisitions of businesses	161	1 209			1 209

Reclassifications [1]		-1 429	1 403	26

Additions [2]		330	1 175	588	2 093

Disposals and derecognitions [3]	-28	-95	-3	-2	-100

Amortization charge [4]			-3 603	-379	-3 982

Impairment charge [4]		-917	-322	-87	-1 326

Currency translation effects	-427	-176	-243	-13	-432

At December 31, 2022	29 301	4 421	25 513	1 710	31 644

At December 31, 2022

Cost	29 596	7 092	58 249	4 343	69 684

Accumulated amortization and impairment	-295	-2 671	-32 736	-2 633	-38 040

Net book value	29 301	4 421	25 513	1 710	31 644

[1] Reclassifications between various asset categories as a result of product launches of acquired in-process research and development and completion of software development
[2] Additions in continuing operations were USD 1 930 million. Note 31 provides disclosure of discontinued operations additions.
[3] Derecognition of assets that are no longer being used or developed and are not considered to have a significant disposal value or other alternative use
[4] Note 31 provides disclosure of discontinued operations amortization charge and impairment charge.

As at December 31, 2023, the most significant intangible assets within currently marketed products category are Leqvio (acquisition of The Medicines Company) and Zolgensma (acquisition of Avexis Inc.). As at December 31, 2023, the carrying value and remaining amortization period for Leqvio is USD 6.8 billion and 12 years, respectively (2022: USD 7.4 billion and 13 years, respectively), and for Zolgensma USD 5.2 billion and 7 years, respectively (2022: USD 5.9 billion and 8 years, respectively).
The following table shows the estimated useful life by category for intangible assets available for use and the line in the consolidated income statement in which the amortization and any potential impairment charge is recognized:
	Useful life	Income statement line for amortization and impairment charges

Currently marketed products	5 to 20 years	"Cost of goods sold"

Other (including software and technologies)	3 to 15 years	In the relevant functional expense, and for technologies in "Cost of goods sold" or "Research and Development"

Any impairment charge for IPR&D is recorded in the consolidated income statement under “Research and development.”
The Company has no indefinite useful life intangible asset other than goodwill.
The Company’s cash-generating units to which goodwill is allocated is at the level of the operating segment, which is comprised of a group of smaller cash-generating units. The valuation method of the recoverable amount of the operating segment to which goodwill is allocated is based on the fair value less costs of disposal. Any impairment charges are recorded under “Other expense” in the consolidated income statement.
The following assumptions were used in the goodwill impairment testing calculation:
(As a percentage)

Terminal growth rate	1.3

Discount rate (post-tax)	8.0

The discount rates consider the Company’s weighted average cost of capital, adjusted to approximate the weighted average cost of capital of a comparable market participant.
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
“Note 1. Accounting policies—Goodwill and intangible assets other than goodwill” provides additional disclosures on how the Company performs goodwill and intangible asset impairment testing.
The following table shows the intangible asset amortization charge and impairment charges for continuing operations for the years ended December 31, 2023, 2022 and 20211:
(USD millions)	2023	2022	2021

Amortization charge	-3 960	-3 760	-3 665

Impairment charge [2]	-3 048	-1 301	-376

[1] Note 31 provides disclosure of discontinued operations amortization charge and impairment charge.
[2] 2023 impairment charge includes the write-down of IPR&D on the cessation of clinical development programs, including PPY988 (USD 1.0 billion), which was acquired with the 2022 acquisition of Gyroscope Therapeutics Holdings plc (see Note 2), VDT482 (USD 0.4 billion), and MBG453 (USD 0.3 billion), and the clinical research program NIZ985 (USD 0.3 billion); as well as the write-down of a currently marketed product by USD 0.3 billion to reflect the reduction in its recoverable amount.

2022 intangible asset impairment charges include the write-down of IPR&D on the cessation of clinical development programs, including UNR844 (USD 0.6 billion).
2021 intangible asset impairment charges includes the write down of IPR&D on the cessation of clinical development programs, including GTX312 (USD 0.2 billion).
In 2023, 2022 and 2021, there were no reversals of impairment charges on intangible assets.

13. Deferred tax assets and liabilities
(USD millions)	Property, plant and equipment	Intangible assets	Pensions and other benefit obligations of employees	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2023	158	1 726	739	2 214	425	2 789	8 051

Gross deferred tax liabilities at January 1, 2023	-343	-4 785	-420	-138		-1 312	-6 998

Net deferred tax balance at January 1, 2023	-185	-3 059	319	2 076	425	1 477	1 053

At January 1, 2023	-185	-3 059	319	2 076	425	1 477	1 053

Net deferred tax balance related to discontinued operations [1]	60	120	-36	-311	-13	-233	-413

Credited/(charged) to income	-13	1 344	32	386	173	-47	1 875

Credited/(charged) to other comprehensive income	-3		16			-34	-21

Impact of acquisitions of businesses	-2	-530			111	-19	-440

Other movements	-50	85	13	-28	17	-30	7

Net deferred tax balance at December 31, 2023	-193	-2 040	344	2 123	713	1 114	2 061

Gross deferred tax assets at December 31, 2023	117	2 188	764	2 200	713	2 206	8 188

Gross deferred tax liabilities at December 31, 2023	-310	-4 228	-420	-77		-1 092	-6 127

Net deferred tax balance at December 31, 2023	-193	-2 040	344	2 123	713	1 114	2 061

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							3 879

Deferred tax assets at December 31, 2023							4 309

Deferred tax liabilities at December 31, 2023							-2 248

Net deferred tax balance at December 31, 2023							2 061

Gross deferred tax assets at January 1, 2022	125	1 307	1 026	2 273	374	2 727	7 832

Gross deferred tax liabilities at January 1, 2022	-381	-4 704	-591	-148		-1 335	-7 159

Net deferred tax balance at January 1, 2022	-256	-3 397	435	2 125	374	1 392	673

At January 1, 2022	-256	-3 397	435	2 125	374	1 392	673

Credited/(charged) to income [2]	69	628	-5	-43	5	1	655

Charged to equity						1	1

Credited/(charged) to other comprehensive income [2]	-2		-104			63	-43

Impact of acquisitions of businesses		-300			55	1	-244

Other movements [2]	4	10	-7	-6	-9	19	11

Net deferred tax balance at December 31, 2022	-185	-3 059	319	2 076	425	1 477	1 053

Gross deferred tax assets at December 31, 2022	158	1 726	739	2 214	425	2 789	8 051

Gross deferred tax liabilities at December 31, 2022	-343	-4 785	-420	-138		-1 312	-6 998

Net deferred tax balance at December 31, 2022	-185	-3 059	319	2 076	425	1 477	1 053

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							4 312

Deferred tax assets at December 31, 2022							3 739

Deferred tax liabilities at December 31, 2022							-2 686

Net deferred tax balance at December 31, 2022							1 053

[1] Represents the net deferred tax balance at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

 2  In 2022 the total related to continuing operations for the charge to income was USD 625 million, for the charge to other comprehensive income was USD -20 million and for the charge to other movements was USD 8 million.

Deferred tax liabilities have not been recognized for the withholding tax and other taxes that would be payable on the remittance of earnings of foreign subsidiaries, insofar as the Company has the ability to control any future reversal and the unremitted earnings are retained in the foreign subsidiaries for reinvestment. The total unremitted earnings retained for reinvestment in the Company’s foreign subsidiaries that would be subject to withholding tax or other taxes if remitted to the Company were estimated to be approximately USD 34 billion in 2023, (2022: USD 32 billion).
The gross value of tax-loss carry-forwards that have or have not been recognized as deferred tax assets, with their expiry dates, is as follows:
(USD millions)	Unrecognized	Recognized	2023 total

One year	23	44	67

Two years	12	15	27

Three years	67	79	146

Four years	22	569	591

Five years	1 569	580	2 149

More than five years	2 891	2 975	5 866

Not subject to expiry	687	2 258	2 945

Total	5 271	6 520	11 791

(USD millions)	Unrecognized	Recognized	2022 total

One year	18	0	18

Two years	37	5	42

Three years	25	5	30

Four years	138	0	138

Five years	79	688	767

More than five years	3 880	2 380	6 260

Not subject to expiry	433	452	885

Total	4 610	3 530	8 140

(USD millions)	2023	2022	2021

Tax losses carried forward that expired	8	6	18

Deferred tax assets related to carry-forwards of taxable losses and tax credits of relevant Company entities are recognized to the extent that it is considered probable that future taxable profits will be available in the respective tax jurisdictions against which such losses and credits can be utilized.
14. Financial and other non-current assets
Financial assets
(USD millions)	2023	2022

Equity securities	1 403	1 145

Debt securities	29	37

Fund investments	190	281

Total financial investments	1 622	1 463

Long-term receivables from finance subleases	104	59

Other long-term receivables	214	197

Contingent consideration receivables [1]	553	607

Long-term loans, advances and security deposits	114	85

Total financial assets	2 607	2 411

[1] Note 30 provides additional disclosures related to contingent consideration.
Other non-current assets
(USD millions)	2023	2022

Deferred compensation plans	439	419

Prepaid post-employment benefit plans [1]	545	491

Other non-current assets	215	200

Total other non-current assets	1 199	1 110

[1] Note 26 provides additional disclosures related to post-employment benefits.

15. Inventories
(USD millions)	2023	2022

Raw material, consumables	963	934

Work in progress	3 502	3 673

Finished products	1 448	2 568

Total inventories	5 913	7 175

The following table shows the amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements from continuing operations:
(USD billions)	2023	2022	2021

Cost of goods sold	-5.8	-5.2	-5.4

The following table shows the recognized amount of inventory provision and reversals of inventory provision recorded in the consolidated income statements from continuing operations:
(USD millions)	2023	2022	2021

Inventory provisions	-467	-373	-283

Reversals of inventory provisions	111	121	97

The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.
16. Trade receivables
(USD millions)	2023	2022

Total gross trade receivables	7 158	8 128

Provisions for doubtful trade receivables	-51	-62

Total trade receivables	7 107	8 066

The following table shows the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers, as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2023	2022

Not overdue	6 791	7 664

Past due for not more than one month	146	190

Past due for more than one month but less than three months	66	110

Past due for more than three months but less than six months	64	62

Past due for more than six months but less than one year	38	23

Past due for more than one year	53	79

Provisions for doubtful trade receivables	-51	-62

Total trade receivables	7 107	8 066

Trade receivable balances represent amounts due from our customers, which are mainly drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. In particular, we monitor the level of trade receivables in countries deemed to have an elevated credit risk. We consider macroeconomic environment, historical experience, country and political risk, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments in risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these elevated credit risk countries have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect these trade receivables, and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. At December 31, 2023, amounts past due for more than one year are not significant in elevated credit risk countries.
Total trade receivables include amounts denominated in the following major currencies:
(USD millions)	2023	2022

US dollar (USD)	3 520	3 709

Euro (EUR)	1 138	1 426

Japanese yen (JPY)	288	177

Russian ruble (RUB)	240	430

Chinese yuan (CNY)	231	155

British pound (GBP)	146	176

Brazilian real (BRL)	130	145

Australian dollar (AUD)	96	137

Swiss franc (CHF)	84	108

Canadian dollar (CAD)	75	151

Other currencies	1 159	1 452

Total trade receivables	7 107	8 066

17. Marketable securities, commodities, time deposits, derivative financial instruments, and cash and cash equivalents
Marketable securities, commodities, time deposits and derivative financial instruments
(USD millions)	2023	2022

Commodities	111	111

Debt securities		9

Time deposits and short-term investments with original maturity more than 90 days	569	11 089

Derivative financial instruments	355	204

Total marketable securities, commodities, time deposits and derivative financial instruments	1 035	11 413

The vast majority of debt securities, time deposits and short-term investments with an original maturity of more than 90 days was denominated in USD as at December 31, 2023, and 2022.
Cash and cash equivalents
(USD millions)	2023	2022

Current accounts	3 207	2 877

Time deposits and short-term investments with original maturity less than 90 days	10 186	4 640

Total cash and cash equivalents	13 393	7 517

18. Other current assets
(USD millions)	2023	2022

VAT receivable	462	509

Withholding tax recoverable	64	50

Prepaid expenses	764	911

Contingent consideration receivable [1]	65	43

Other receivables and current assets	1 252	958

Total other current assets	2 607	2 471

[1] Note 30 provides additional disclosures related to contingent consideration.
19. Equity
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2021	Movement in year	Dec 31, 2021	Movement in year	Dec 31, 2022	Movement in year	Dec 31, 2023

Share capital [1]	913	-12	901	-11	890	-65	825

Treasury shares	-53	5	-48	-44	-92	51	-41

Outstanding share capital	860	-7	853	-55	798	-14	784

 1  At December 31, 2023, the Novartis AG share capital consists of registered shares with a nominal value of CHF 0.49 each. Prior to the 2023 capital decrease (see Note 19.3), Novartis AG share capital at December 31, 2022 and 2021 consists of registered shares with a nominal value of CHF 0.50 each. No authorized and conditional capital exists.

The following table shows the movement in the shares:
		2023			2022			2021

Number of outstanding shares (in millions)	Note	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares

Balance at beginning of year		2 403.7	-284.1	2 119.6	2 434.4	-199.5	2 234.9	2 467.0	-210.2	2 256.8

Shares canceled for capital reduction [2]		-126.2	126.2		-30.7	30.7		-32.6	32.6

Shares acquired to be canceled [3]			-87.5	-87.5		-126.2	-126.2		-30.7	-30.7

Other share purchases [4]			-1.6	-1.6		-1.4	-1.4		-1.5	-1.5

Exercise of options and employee transactions [5]	19.9		2.8	2.8		1.9	1.9		0.6	0.6

Equity-based compensation [5]			10.4	10.4		10.4	10.4		9.6	9.6

Shares delivered to Alcon employees						0.0	0.0		0.1	0.1

Shares delivered to Sandoz employees			0.3	0.3

Total movements		-126.2	50.6	-75.6	-30.7	-84.6	-115.3	-32.6	10.7	-21.9

Balance at end of year		2 277.5	-233.5	2 044.0	2 403.7	-284.1	2 119.6	2 434.4	-199.5	2 234.9

[1] Approximately 93.8 million treasury shares (2022: 99.0 million; 2021: 102.5 million) are held in Novartis entities that restrict their availability for use.
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

19.1) The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
	2023	2022	2021

Dividend per share (in CHF)	3.20	3.10	3.00

Total dividend payment (in USD billion)	7.3	7.5	7.4

19.2) Treasury shares are initially recorded at fair value on their trade date, which is different from the settlement date, when the transaction is ultimately effected. Treasury shares are deducted from consolidated equity at their nominal per share value. Differences between the nominal amount and the transaction price on purchases or sales of treasury shares with third parties, or the value of services received for the shares allocated to employees as part of share-based compensation arrangements, are recorded in “Retained earnings” in the consolidated statement of changes in equity.
The following table summarizes the treasury shares movements:
		2023		2022		2021

	Note	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m

Shares acquired to be canceled [1]		-87.5	-8 369	-126.2	-10 787	-30.7	-2 775

Other share purchases [2]		-1.6	-148	-1.4	-123	-1.5	-145

Purchase of treasury shares		-89.1	-8 517	-127.6	-10 910	-32.2	-2 920

Exercise of options and employee transactions [3]	19.9	2.8	146	1.9	88	0.6	39

Equity-based compensation [4]		10.4	904	10.4	854	9.6	745

Shares delivered to Alcon employees				0.0	5	0.1	17

Shares delivered to Sandoz employees		0.3	30

Total		-75.6	-7 437	-115.3	-9 963	-21.9	-2 119

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

19.3) In 2023, in connection with the Distribution (spin-off) of Sandoz business, Novartis AG shareholders approved at the EGM held on September 15, 2023, a decrease in Novartis AG share capital in the amount of CHF 22.8 million (USD 17.1 million). The capital decrease resulted in a reduction of the nominal value of the Novartis AG shares by CHF 0.01 from CHF 0.50 per share to CHF 0.49 per share.
19.4) In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023. Novartis was able to cancel this arrangement at any time but could have been subject to a 90-day waiting period. As of December 31, 2022, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2022. The liability under this arrangement amounted to USD 2.8 billion as at December 31, 2021.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback. Novartis is able to cancel this arrangement but may be subject to a 90-day waiting period under certain conditions. As of December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2023.
In June 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares to mitigate dilution related to participation plans of employees. Novartis would have been able to cancel this arrangement at any time but would have been subject to a 90-day waiting period. This trading plan commitment was fully executed and expired in June 2021, and as a consequence, there was no liability related to this plan recognized as of December 31, 2021.
In November 2020, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 2.5 billion share buyback. Novartis would have been able to cancel this arrangement at any time, but would have been subject to a 90-day waiting period. This trading plan commitment was fully executed and expired in March 2021, and as a consequence, there was no liability related to this plan recognized as of December 31, 2021.
19.5) The impact of change in ownership of consolidated entities represents the excess of the amount paid to non-controlling interest over their carrying value and equity allocation to non-controlling interest due to change in ownership percentage.
19.6) Changes in non-controlling interests represent the impact on the non-controlling interest of transactions with minority shareholders, such as change in ownership percentage, dividend payments and other equity transactions.
19.7) Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS 29 “Financial reporting in Hyperinflation Economies”. See Note 30 for additional disclosures.
19.8) Transaction costs in 2023 of USD 214 million, net of tax of USD 29 million, that are directly attributable to the Distribution (spin-off) of Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, are recorded as a deduction from equity (retained earnings). See Note 1.
In 2021, transaction costs that were directly attributable to the distribution (spin-off) of Alcon Inc. to Novartis AG shareholders and that would otherwise have been avoided, were recorded to equity.
19.9) At December 31, 2022, the market maker held 3 million (2021: 3 million) written call options, originally issued as part of the share-based compensation for employees, that have not yet been exercised. The weighted average exercise price of these options at December 31, 2022, was USD 66.07 (2021: USD 61.45), and they had contractual lives of 10 years, with remaining lives less than one year (2021: two years). In the first quarter of 2023, the market maker exercised 3 million written call options and as a result there are no written call options outstanding at December 31, 2023.

20. Non-current financial debt
(USD millions)	2023	2022

Straight bonds	20 585	22 341

Liabilities to banks and other financial institutions [1]	42	144

Total, including current portion of non-current financial debt	20 627	22 485

Less current portion of non-current financial debt	-2 191	-2 241

Total non-current financial debt	18 436	20 244

[1] Average interest rate during the year 2023 2.6% (2022: 2.3%)
All bonds are initially recorded at the amount of proceeds received, net of transaction costs. They are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated income statement over the period of the relevant bond. Financial debts, including current financial debts, contain only general default covenants. The Company is in compliance with these covenants.
The percentage of fixed-rate financial debt to total financial debt was 84% as at December 31, 2023, and 86% as at December 31, 2022.
The average interest rate on total financial debt in 2023 was 2.9% (2022: 2.4%).
Note 30 contains a maturity table of the Company’s future contractual interest payments commitments.
The following table provides a breakdown of straight bonds:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	2023 (USD millions)	2022 (USD millions)

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	491	490

3.400%	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%	2 150	2 147

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 828	1 827

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	663	638

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	595	541

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	654	595

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	387	352

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 745	1 742

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 222	1 221

0.125%	EUR	1 250	2016	2023	Novartis Finance S.A., Luxembourg, Luxembourg	99.127%		1 330

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	549	528

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	995	994

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	662	638

0.500%	EUR	750	2018	2023	Novartis Finance S.A., Luxembourg, Luxembourg	99.655%		798

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	828	797

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	823	792

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%	999	998

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 247	1 246

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 495	1 494

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 216	1 215

0.000% [1]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 036	1 958

Total straight bonds							20 585	22 341

[1] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of December 31, 2023, there is no indication that these 2025 Patient Access Targets will not be met.

The following tables provide a breakdown of total non-current financial debt, including current portion by maturity and currency:
Breakdown by maturity:
(USD millions)	2023	2022

2023		2 241

2024	2 191	2 147

2025	3 338	3 281

2026	663	638

2027	2 906	2 909

2028	2 585	2 485

After 2028	8 944	8 784

Total	20 627	22 485

Breakdown by currency:
(USD millions)	2023	2022

US dollar (USD)	13 388	13 376

Euro (EUR)	5 563	7 478

Japanese yen (JPY)		76

Swiss franc (CHF)	1 635	1 488

Others	41	67

Total	20 627	22 485

The following table shows the comparison of balance sheet carrying value and fair value of total non-current financial debt, including current portion:
(USD millions)	2023 Balance sheet	2023 Fair values	2022 Balance sheet	2022 Fair values

Straight bonds	20 585	19 194	22 341	20 277

Others	42	42	144	144

Total	20 627	19 236	22 485	20 421

The fair values of straight bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts, which are a reasonable approximation of the fair values.
21. Provisions and other non-current liabilities
(USD millions)	2023	2022

Accrued liability for employee benefits:
Defined benefit pension plans [1]	1 815	1 723

Other long-term employee benefits and deferred compensation	546	554

Other post-employment benefits [1]	369	362

Environmental remediation provisions	518	535

Provisions for product liabilities, governmental investigations and other legal matters	82	154

Contingent consideration [2]	389	704

Other non-current liabilities	804	874

Total provisions and other non-current liabilities	4 523	4 906

[1] Note 26 provides additional disclosures related to post-employment benefits.
[2] Note 30 provides additional disclosures related to contingent consideration.
Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities in this area, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Company’s financial condition but could be material to the results of operations or cash flows in a given period.

Environmental remediation provisions
The following table shows the movements in the environmental liability provisions:
(USD millions)	2023	2022	2021

January 1	588	616	809

Provisions related to discontinued operations [1]	-53

Cash payments [2]	-4	-6	-169

Releases of provisions [3]	-54	- 18	-105

Additions to provisions [4]	14	6	105

Currency translation effects	47	-10	-24

December 31	538	588	616

Less current provision	-20	-53	-49

Non-current environmental remediation provisions at December 31	518	535	567

[1] Represents the environmental remediation provision at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] Cash payments from continuing operations were USD 5 million in 2022, and USD 169 million in 2021.
[3] Releases of provisions credited to the consolidated income statement from continuing operations were USD 18 million in 2022, and USD 105 million in 2021.
[4] Additions to provisions charged to the consolidated income statement from continuing operations were USD 6 million in 2022, and USD 105 million in 2021.
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
The expected timing of the related cash outflows as of December 31, 2023, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	82

Due later than two years, but within five years	158

Due later than five years, but within 10 years	217

Due after 10 years	81

Total environmental remediation provisions	538

Provisions for product liabilities, governmental investigations and other legal matters
Novartis has established provisions for certain product liabilities, governmental investigations and other legal matters where a potential cash outflow is probable, and Novartis can make a reliable estimate of the amount of the outflow. These provisions represent the Company’s current best estimate of the total financial effect for the matters described below and for other less significant matters. Potential cash outflows reflected in a provision might be fully or partially offset by insurance in certain circumstances.
Novartis has not established provisions for potential damage awards for certain additional legal claims against its subsidiaries if Novartis currently believes that a payment is either not probable or cannot be reliably estimated. These not-provisioned-for matters include individual product liability cases and certain other legal matters. Plaintiffs have alleged claims in these matters and the Company does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law. It is therefore, not practicable to provide information about the potential financial impact of these matters. In addition, in some of these matters there are claims for punitive or multiple (treble) damages, civil penalties and disgorgement of profits that in the view of Novartis are either wholly or partially unspecified, or wholly or partially unquantifiable at present; the Company believes that information about these amounts claimed by plaintiffs generally is not meaningful for purposes of determining a reliable estimate of a loss that is probable or more than remote.
A number of other legal matters are in such early stages or the issues presented are such that the Company has not made any provisions since it cannot currently estimate either a potential outcome or the amount of any potential losses. For these reasons, among others, the Company generally is unable to make a reliable estimate of possible loss with respect to such cases. It is therefore not practicable to provide information about the potential financial impact of those cases.
There might also be cases for which the Company was able to make a reliable estimate of the possible loss or the range of possible loss, but the Company believes that publication of such information on a case-by-case basis would seriously prejudice the Company’s position in ongoing legal proceedings or in any related settlement discussions. Accordingly, in such cases, information has been disclosed with respect to the nature of the contingency, but no disclosure is provided as to an estimate of the possible loss or range of possible loss.
Note 29 contains additional information on contingent liabilities.

Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are currently a party, or were a party and that concluded in 2023.
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
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market for anti-vascular endothelial growth factor treatments for wet age-related macular degeneration from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine, again subject to recoupment, and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision.
Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Turkey. Novartis continues to vigorously contest all claims in both countries. Novartis is also challenging policies and regulations allowing off-label/unlicensed use and reimbursement for economic reasons in Turkey.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice (DOJ) regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. The claims are being vigorously contested.
340B Drug Pricing Program investigations
In 2021, NPC received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute, and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (USDC) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to the Office of Inspector General of the US Department of Health and Human Services, which could result in the imposition of civil monetary penalties on NPC. The USDC issued a decision rejecting HRSA’s interpretation of the 340B statute, vacating the violation notification and remanding the matter to HRSA. HRSA appealed, and the United States Court of Appeals for the DC Circuit heard argument on the case in 2022. In addition, in 2021 and 2023, two medical centers filed Administrative Dispute Resolution (ADR) proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. NPC has moved to dismiss these proceedings pending resolution of the HRSA litigation. Also in 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont (Vermont AG) requesting the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC responded by providing documents and information to the Vermont AG.
Swiss and EU investigation
In September 2022, the Swiss Competition Commission (COMCO) initiated an investigation of the acquisition of certain patents by Novartis from Genentech in April 2020 and their subsequent enforcement against Eli Lilly and other parties, allegedly in an attempt to protect Cosentyx from competing products. COMCO is investigating whether enforcement of the patents violates the Swiss Cartel Act. The European Commission also requested information from Novartis regarding this matter. Novartis is cooperating with the authorities and will vigorously contest any allegations.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the USDC for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution.
Product liability litigation
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
Concluded legal matters
Exforge – Concluded matter
Since 2018, Novartis companies as well as other pharmaceutical companies were sued by various direct and indirect purchasers of Exforge in multiple US individual and putative class action complaints. They claimed that Novartis made a reverse payment in the form of an agreement not to launch an authorized generic, alleging violations of federal antitrust law and state antitrust, consumer protection and common laws, and sought damages as well as injunctive relief. The cases were consolidated in the S.D.N.Y. In 2022, Novartis agreed to pay USD 245 million to resolve these cases, and this resolution was completed in 2023.
Lucentis/Avastin® (Italian and Belgian Competition Authorities) – Concluded matter
In connection with an investigation into whether Novartis entities, F. Hoffmann-La Roche AG, Genentech Inc. and Roche S.p.A. colluded to artificially preserve the market positions of Avastin® and Lucentis, in 2014 the Italian Competition Authority (ICA) imposed a fine equivalent to USD 125 million on the Novartis entities. Novartis paid the fine, subject to the right to later claim recoupment, and appealed the decision. In 2023, the final appeal by Novartis was denied, and the ICA decision is now final. In 2014 and 2015, following the ICA’s fine, the Italian Ministry of Health and the Lombardia region sent letters with payment requests for a total equivalent of approximately USD 1.3 billion in damages from Novartis and Roche entities based on these allegations, and several additional Italian regions and hospitals subsequently sent letters in 2019 claiming damages for an aggregate amount of approximately USD 330 million. None of these claims have been asserted in legal proceedings. A similar matter involving the competition authority in Belgium is concluded.
South Korea investigation – Concluded matter
In 2016, the Seoul Western District Prosecutor initiated a criminal investigation into, among other things, allegations that Novartis Korea utilized medical journals to provide inappropriate economic benefits to HCPs. This resulted in a non-material fine, which the prosecutor appealed. In 2021, the appellate court upheld the fine, and the prosecutor appealed that decision. In 2023, the Supreme Court dismissed the appeal. This matter is now concluded.
U.S. Government Foreign Corrupt Practices Act (FCPA) investigations – Concluded matter
As previously disclosed in Note 20 to the Consolidated Financial Statements in our 2020 Annual Report, Novartis reached settlements with the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) that resolved all FCPA investigations into historical conduct by Novartis and its subsidiaries. To resolve the DOJ investigation, Novartis Hellas S.A.C.I. entered into a deferred prosecution agreement (DPA) with the DOJ. To resolve the SEC investigation, Novartis AG reached an agreement that resulted in an Order issued by the SEC. The DPA and the Order each contained certain reporting and compliance obligations for a three-year term, which ended on June 26, 2023. On December 21, 2023 the court formally dismissed the Information filed against Novartis Hellas S.A.C.I at the request of the DOJ. This matter is now concluded.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2023	2022	2021

January 1	702	397	487

Provisions related to discontinued operations [1]	-97

Impact of acquisitions of businesses		4

Cash payments [2]	-448	-105	-292

Releases of provisions [3]	-219	-52	-44

Additions to provisions [4]	170	466	251

Currency translation effects	16	-8	-5

December 31	124	702	397

Less current portion	-42	-548	-56

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	82	154	341

[1] Represents the provisions for product liability, governmental investigations and other legal matters at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] Cash payments from continuing operations were USD 67 million in 2022, and USD 64 million in 2021.
[3] Releases of provisions credited to the consolidated income statement from continuing operations were USD 38 million in 2022, and USD 18 million in 2021.
[4] Additions to provisions charged to the consolidated income statement from continuing operations were USD 435 million in 2022, and USD 190 million in 2021.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

Discontinued operations
On October 4, 2023, the separation and spin-off of the Sandoz business was completed (Note 2). Pursuant to the Separation and Distribution Agreement that Novartis and Sandoz entered into in connection with that separation and spin-off, Sandoz and Novartis agreed, subject to certain limitations, exclusions and conditions, that Sandoz would retain or assume (as applicable) liabilities, including pending and future claims that relate to the spun-off Sandoz business (whether arising prior to, at or after the date of execution of the Separation and Distribution Agreement). Additionally, pursuant to the Separation and Distribution Agreement, Sandoz agreed to indemnify Novartis and each of its directors, officers, managers, members, agents and employees against liabilities incurred in connection with the spun-off Sandoz business.
22. Current financial debt and derivative financial instruments
(USD millions)	2023	2022

Bank and other financial debt [1]	624	863

Commercial paper	3 269	2 772

Current portion of non-current financial debt	2 191	2 241

Derivative financial instruments	91	55

Total current financial debt and derivative financial instruments	6 175	5 931

[1] Weighted average interest rate during the year 2023 13.2% (2022: 9.7%)
The carrying amounts of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.
Details on commercial papers and short-term borrowings are provided under “Liquidity risk” in Note 30.
23. Provisions and other current liabilities
(USD millions)	2023	2022

Taxes other than income taxes	516	836

Restructuring provisions	703	1 131

Accrued expenses for goods and services received but not invoiced	1 026	1 059

Accruals for royalties	844	767

Accrued interests on financial debt	116	116

Provisions for deductions from revenue	6 315	6 732

Accruals for compensation and benefits, including social security	2 330	2 321

Environmental remediation provisions	20	53

Deferred income	98	123

Provisions for product liabilities, governmental investigations and other legal matters [1]	42	548

Accrued share-based payments	322	235

Contingent consideration [2]	14	131

Other payables	820	743

Total provisions and other current liabilities	13 166	14 795

[1] Note 21 provides additional disclosures related to legal provisions.
[2] Note 30 provides additional disclosures related to contingent consideration.

Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to historic estimates have not been material.

Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
(USD millions)	2023	2022	2021

January 1	6 732	6 481	6 256

Provisions related to discontinued operations [1]	-1 415

Effect of currency translation, business combinations	68	-210	-218

Payments/utilizations [2]	-16 703	-22 261	-19 838

Adjustments of prior years charged to income statement [3]	-206	-322	-245

Current year income statement charge [4]	17 798	23 072	20 413

Change in provisions offset against gross trade receivables [5]	41	-28	113

December 31	6 315	6 732	6 481

[1] Represents the provision for deductions from revenue at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] Payments/utilizations from continuing operations were USD 14 691 million in 2022 and USD 12 473 million in 2021.
[3] Adjustments of prior years charged to income statement from continuing operations were USD 218 million in 2022, and USD 251 million in 2021.
[4] Current year income statement charge from continuing operations were USD 15 231 million in 2022 and USD 13 084 million in 2021.
[5] Change in provisions offset against gross trade receivables from continuing operations were USD 2 million in 2022 and USD -44 million in 2021.
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
Restructuring provisions movements
(USD millions)	2023	2022	2021

January 1	1 131	345	459

Provisions related to discontinued operations [1]	-51

Additions to provisions [2]	658	1 368	328

Cash payments [3]	-816	-468	-344

Releases of provisions [4]	-193	-42	-54

Transfers [5]	-57	-53	- 27

Currency translation effects	31	-19	-17

December 31	703	1 131	345

[1] Represents the restructuring provisions at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] Additions to provisions charged to the consolidated income statement from continuing operations were USD 1.3 billion in 2022 and USD 266 million in 2021.
[3] Cash-payments from continuing operations were USD 421 million in 2022 and USD 259 million in 2021.
[4] Releases of provisions credited to the consolidated income statement from continuing operations were USD 33 million in 2022 and USD 29 million in 2021.
[5] Transfers from continuing operations were USD 53 million in 2022 and USD 24 million in 2021.

Restructuring provisions are recognized for the direct expenditure arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.
Charges to increase restructuring provisions are included in “Other expense” in the consolidated income statements.
In 2023, additions to provisions of USD 658 million were mainly related to the continuation of the initiative announced in April 2022 to implement a new streamlined organizational model designed to support innovation, growth and productivity.
In 2022, additions to provisions of USD 1.4 billion were mainly related to the following reorganizations:
• Initiative announced in April 2022 to implement a new streamlined organizational model designed to support innovation, growth and productivity.
• The continuation of the 2021 restructuring initiatives.
In 2021, additions to provisions of USD 328 million were mainly related to the following reorganizations:
• The commencement of a plan to restructure the field force and supporting functions in response to changes in the Company’s go-to-market structure with increased utilization of digital technology.
• Company-wide initiatives to streamline manufacturing platforms and manufacturing functions and implement new technologies continued. In addition, the Operations unit (formerly Customer & Technology Solutions) continued the phased implementation of the new operating model to transition activities to service centers.

24. Details to the consolidated statements of cash flows
24.1) Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	2023	2022	2021

Depreciation, amortization and impairments on:
Property, plant and equipment	1 006	1 374	1 277

Right-of-use assets	263	270	279

Intangible assets	7 008	5 061	4 041

Financial assets [1]	106	260	-38

Change in provisions and other non-current liabilities	61	1 318	806

Gains on disposal and other adjustments on property, plant and equipment; intangible assets; financial assets and other non-current assets, net	-180	-308	-646

Equity-settled compensation expense	865	791	700

Loss/(income) from associated companies [2]	13	11	-15 337

Income taxes	551	1 128	1 625

Net financial expense	633	758	863

Other	43	-32

Total	10 369	10 631	-6 430

[1] Includes fair value changes
[2] 2021 included the gain of USD 14.6 billion recognized from the divestment of the Company's investment in Roche (see Notes 2 and 5).
In 2023, other than through business combinations, there were no additions to intangible assets with deferred payments (2022: USD 635 million, 2021: nil).
In 2023, there were USD 421 million (2022: USD 216 million, 2021: USD 295 million) additions to right-of-use assets recognized.

24.2) Total amount of income taxes paid
In 2023, the total amount of income taxes paid by continuing operations was USD 2 787 million and by discontinued operations was USD 162 million, which was included within “Net cash flows from operating activities from discontinued operations.” In 2023, the total amount of income taxes paid by the Company was USD 2 949 million.
In 2022, the total amount of income taxes paid by continuing operations was USD 1 702 million and by discontinued operations was USD 273 million, which was included within “Net cash flows from operating activities from discontinued operations.” In 2022, the total amount of income taxes paid by the Company was USD 1 975 million.
In 2021, the total amount of income taxes paid by continuing operations was USD 1 856 million and by discontinued operations was USD 486 million, which was included within “Net cash flows from operating activities from discontinued operations.” In 2021, the total amount of income taxes paid by the Company was USD 2 342 million.
24.3) Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	2023	2022	2021

Increase in inventories	-546	-560	-102

Increase in trade receivables	-1 504	-397	-352

Increase/(decrease) in trade payables	479	-181	-111

Change in other current and non-current assets	-125	-84	-179

Change in other current liabilities	1 327	426	671

Total	-369	-796	-73

24.4) Cash flows arising from acquisitions and divestments of interests in associated companies, net
In 2021, acquisitions and divestments of interests in associated companies, net included USD 20.7 billion proceeds from the divestment of the Company’s investment in Roche (see Notes 2 and 5).
24.5) Cash flows arising from acquisitions and divestments of businesses, net
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses. The most significant transactions are described in Note 2.
(USD millions)	Note	2023	2022	2021

Net assets recognized as a result of acquisitions of businesses	25	-3 699	-1 077	-320

Fair value of previously held equity interests		26	21	42

Contingent consideration payables, net		146	224	18

Payments, deferred consideration and other adjustments, net		-34	0	1

Cash flows used for acquisitions of businesses		-3 561	-832	-259

Cash flows from/(used for) divestments of businesses, net [1]		3	-8	54

Cash flows used for acquisitions and divestments of businesses, net		-3 558	-840	-205

1 In 2023, USD 3 million represented net cash inflows from divestments in previous years.
     In 2022, USD 8 million net cash outflows from divestments of businesses included USD 20 million reduction to cash and cash equivalents due to the derecognized cash and cash equivalents following a loss of control of a company upon expiry of an option to purchase the company, partly offset by USD 12 million net cash inflows from business divestments in 2022 and in prior years.

     In 2022, the net identifiable assets of divested businesses amounted to USD 139 million, comprised of non-current assets of USD 127 million, current assets of USD 70 million, including USD 62 million cash and cash equivalents and of non-current and current liabilities of USD 58 million. The deferred sale price receivable and other adjustments amounted to USD 19 million.

In 2021, USD 54 million included net cash inflows from divestments in previous years.
Notes 2 and 25 provide further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

24.6) Reconciliation of liabilities arising from financing activities
	2023			2022			2021

(USD millions)	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities

January 1	26 120	55	1 789	29 129	68	1 896	35 850	194	2 005

Financial debts, derivative financial instruments and lease liabilities related to discontinued operations [1]	-214	-1	-98

Increase in non-current financial debts [2]				16			16

Repayments of the current portion of non-current financial debts [3]	-2 223			-2 575			-2 162

Change in current financial debts [4]	546			295			-3 524

Payments of lease liabilities [5]			-258			-295			-316

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities [6]			-52			-51			-52

New, modified and terminated leases, net			349			222			253

Impact of acquisitions and divestments of businesses, net			51			12	1

Changes in fair values, lease interest and other changes, net	-2	37	28		-13	60	1	-125	62

Amortization of bonds discount	17			22			29

Currency translation effects	276		19	-767		-55	-1 082	-1	-56

December 31	24 520	91	1 828	26 120	55	1 789	29 129	68	1 896

Non-current [7]	18 436		1 598	20 244		1 538	22 902		1 621

Current [7]	6 084	91	230	5 876	55	251	6 227	68	275

[1] Represents the financial debts, derivative financial instruments and lease liabilities at January 1, 2023 related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] Increases in non-current financial debts included in the consolidated statements of cash flows from continuing operations were nil in 2022 and 2021.
[3] Repayments of the current portion of non-current financial debts were only recorded in the consolidated statements of cash flows from continuing operations.
[4] Changes in current financial debts included in the consolidated statements of cash flows from continuing operations were USD 252 million in 2022 (2021: USD 3 547 million) which included net cash outflows from interest-bearing accounts of employees payable on demand amounting to USD 1.7 billion.

[5] Payments of lease liabilities included in the consolidated statements of cash flows from continuing operations were USD 262 million in 2022 (2021: USD 278 million).
[6] Interest payments for amounts included in lease liabilities classified as cash flows from operating activities within the consolidated statements of cash flows from continuing operations were USD 48 million in 2022 (2021: USD 48 million).

[7] Note 11 provides additional disclosures related to lease liabilities, Note 20 provides additional disclosures related to non-current financial debt, and Note 22 provides additional disclosures related to current financial debt and derivative financial instruments.

25. Acquisitions of businesses
Fair value of assets and liabilities arising from acquisitions of businesses:
(USD millions)	2023	2022	2021

Property, plant and equipment	18	13

Right-of-use assets	16	12

Currently marketed products			292

Acquired research and development	2 931	1 209	262

Other intangible assets	15		98

Deferred tax assets	34	56	28

Non-current financial and other assets	164

Trade receivables and financial and other current assets	183	5	1

Cash and cash equivalents	226	89	10

Deferred tax liabilities	-474	-300	-74

Current and non-current financial debts			-1

Current and non-current lease liabilities	-51	-12

Trade payables and other liabilities	-231	-67	-4

Net identifiable assets acquired	2 831	1 005	612

Acquired cash and cash equivalents	-226	-89	-10

Non-controlling interests			-105

Goodwill	1 094	161	238

Net assets recognized as a result of acquisitions of businesses [1]	3 699	1 077	735

 1  In 2023 and 2022 all net assets recognized relate to business combinations of continuing operations. In 2021, net assets recognized as a result of acquisitions of businesses from continuing operations were USD 320 million.

Note 2 details significant acquisitions of businesses by continuing operations, specifically the acquisition of DTx Pharma and Chinook Therapeutics in 2023, and of Gyroscope in 2022. Note 31 details significant acquisitions by discontinued operations, specifically the cephalosporin antibiotics business from GSK by Sandoz in 2021. The goodwill arising out of these acquisitions is attributable to the synergies, the accounting for deferred tax liabilities on the acquired assets and the assembled workforce. In 2023, no goodwill (2022: nil; 2021: USD 107 million) is tax deductible.
26. Post-employment benefits for employees
Defined benefit plans
In addition to the legally required social security schemes, the Company has numerous independent pension and other post-employment benefit plans. In most cases, these plans are externally funded in entities that are legally separate from the Company. For certain Company entities, however, no independent plan assets exist for the pension and other post-employment benefit obligations of employees. In these cases, the related unfunded liability is included in the balance sheet. The defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans are reappraised annually by independent actuaries using the projected unit credit method. Plan assets are recognized at fair value.
The major plans are based in Switzerland, the United States, the United Kingdom, Germany and Japan, which represent 96% of the Company’s total DBO for pension plans. Details of the plans in the two most significant countries, Switzerland and the United States, which represent 84% of the Company’s total DBO for post-employment benefit plans, are provided below.
Swiss-based pension plans represent the most significant portion of the Company’s total DBO and plan assets. For the active insured members the benefits are linked to contributions paid into the plan, interest credits granted and conversion rates applied.
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
The United States pension plans represent the second-largest component of the Company’s total DBO and plan assets. The principal plans (Qualified Plans) are funded, whereas plans providing additional benefits for executives (Restoration Plans) are unfunded. Employer contributions are required for Qualified Plans whenever the statutory funding ratio falls below a certain level.
Furthermore, in certain countries, employees are covered under other post-employment benefit plans and post-retirement medical plans.
In the US, other post-employment benefit plans consist primarily of post-employment healthcare benefits, which have been closed to new members since 2015. Part of the costs of these plans is reimbursable under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. There is no statutory funding requirement for these plans. The Company is funding these plans to the extent that it is tax efficient.
The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of employees at December 31, 2023 and 2022:
	Pension plans		Other post-employment benefit plans

(USD millions)	2023	2022	2023	2022

Benefit obligation at January 1	17 533	23 583	422	560

Benefit obligations related to discontinued operations [1]	-529		-26

Current service cost	260	348	9	12

Interest cost	504	249	22	17

Past service costs and settlements	28	-40		1

Administrative expenses	25	23

Remeasurement gains arising from changes in financial assumptions [2]	1 350	-5 046	13	-94

Remeasurement (gains)/losses arising from changes in demographic assumptions	-303	-53	-14

Experience-related remeasurement losses/(gains)	23	199	44	-28

Currency translation effects	1 304	-650	4	-2

Benefit payments	-1 384	-1 253	-34	-44

Contributions of employees	174	174

Effect of acquisitions, divestments or transfers	52	-1

Benefit obligation at December 31	19 037	17 533	440	422

Fair value of plan assets at January 1	18 945	22 420	60	73

Plan assets related to discontinued operations [1]	-386

Interest income	514	220	2	2

Return on plan assets excluding interest income	175	-2 500	10	-12

Currency translation effects	1 524	-539

Novartis contributions	408	424	33	41

Contributions of employees	174	174

Settlements	-35	-1

Benefit payments	-1 384	-1 253	-34	-44

Effect of acquisitions, divestments or transfers	-1

Fair value of plan assets at December 31	19 934	18 945	71	60

Funded status	897	1 412	-369	-362

Limitation on recognition of fund surplus at January 1	-2 644	-62

Limitation on recognition of fund surplus at January 1, related to discontinued operations	6

Change in limitation on recognition of fund surplus	740	-2 504

Currency translation effects	-209	-76

Interest income on limitation of fund surplus	-60	-2

Limitation on recognition of fund surplus at December 31 [3]	-2 167	-2 644

Net liability in the balance sheet at December 31	-1 270	-1 232	-369	-362

[1] Represents the benefit obligation, respectively the plan assets at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

[2] The remeasurement gains arising from changes in financial assumptions is driven mainly by changes in the actuarial discount rates used to determine the benefit obligation.
[3] The most significant pension plans where the asset ceiling was required to be applied were in Switzerland and amounted to USD 2 112 million (2022: USD 2 587 million).

The reconciliation of the net liability from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2023	2022	2023	2022

Net liability at January 1	-1 232	-1 225	-362	-487

Less: net liability related to discontinued operations [1]	149		26

Current service cost	-260	-348	-9	-12

Net interest expense	-50	-31	-20	-15

Administrative expenses	-25	-23

Past service costs and settlements	-63	39		-1

Remeasurements	-895	2 400	-33	110

Currency translation effects	11	35	-4	2

Novartis contributions	408	424	33	41

Effect of acquisitions, divestments or transfers	-53	1

Change in limitation on recognition of fund surplus	740	-2 504

Net liability at December 31	-1 270	-1 232	-369	-362

Amounts recognized in the consolidated balance sheet

Prepaid benefit cost	545	491

Accrued benefit liability	-1 815	-1 723	-369	-362

[1] Represents the net liability at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations
The following table shows a breakdown of the DBO for pension plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2023				2022

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	13 453	2 574	3 010	19 037	11 824	2 746	2 963	17 533

Thereof unfunded		538	390	928		556	363	919

By type of member

Active	5 557	389	847	6 793	4 799	431	931	6 161

Deferred pensioners		770	912	1 682		830	861	1 691

Pensioners	7 896	1 415	1 251	10 562	7 025	1 485	1 171	9 681

Fair value of plan assets at December 31	15 892	1 835	2 207	19 934	14 701	1 978	2 266	18 945

Funded status	2 439	-739	-803	897	2 877	-768	-697	1 412

The following table shows a breakdown of the DBO for other post-employment benefit plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2023			2022

(USD millions)	United States	Rest of the world	Total	United States	Rest of the world	Total

Benefit obligation at December 31	356	84	440	346	76	422

Thereof unfunded	285	84	369	286	76	362

By type of member

Active	30	10	40	30	18	48

Deferred pensioners	1	0	1	8	0	8

Pensioners	325	74	399	308	58	366

Fair value of plan assets at December 31	71	0	71	60	0	60

Funded status	-285	-84	-369	-286	-76	-362

The following table shows the principal weighted average actuarial assumptions used for calculating defined benefit plans and other post-employment benefits of employees:
	Pension plans			Other post-employment benefit plans

	2023	2022	2021	2023	2022	2021

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	2.2%	3.0%	0.9%	5.5%	6.3%	3.3%

Expected rate of pension increase	0.3%	0.4%	0.5%

Expected rate of salary increase	3.0%	2.9%	2.7%

Interest on savings account	1.3%	2.2%	0.5%

Current average life expectancy for a 65-year-old male in years	22	22	22	21	21	21

Current average life expectancy for a 65-year-old female in years	24	24	24	23	23	23

Changes in the aforementioned actuarial assumptions can result in significant volatility in the accounting for the Company’s pension plans in the consolidated financial statements. This can result in substantial changes in the Company’s other comprehensive income, long-term liabilities and prepaid pension assets.
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
Assumptions regarding life expectancy significantly impact the DBO. An increase in longevity increases the DBO. There is no offsetting impact from the plan assets, as no longevity bonds or swaps are held by the pension funds. The Company’s actuaries use mortality tables that take into account historic patterns and expected changes, such as further increases in longevity.
In 2023 the mortality assumptions used for the pension plans in Switzerland were based on BVG 2020 tables with future improvements based on the Continuous Mortality Investigation (‘CMI’) model (2022: based on the BVG generational model). For the pension and postretirement medical benefit plans in the US, the Society of Actuaries Pri-2012 mortality tables with generational improvements based on Scale MP-2021 are used.
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom, Germany and Japan on an aggregated basis:
(USD millions)	Change in 2023 year-end defined benefit pension obligation	Change in 2022 year-end defined benefit pension obligation

25 basis point increase in discount rate	-528	-466

25 basis point decrease in discount rate	557	491

One-year increase in life expectancy	644	535

25 basis point increase in rate of pension increase	366	316

25 basis point decrease in rate of pension increase	-61	-63

25 basis point increase of interest on savings account	43	38

25 basis point decrease of interest on savings account	-42	-37

25 basis point increase in rate of salary increase	41	37

25 basis point decrease in rate of salary increase	-42	-37

The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:
	2023	2022	2021

Healthcare cost trend rate assumed for next year	6.3%	6.5%	6.0%

Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%

Year that the rate reaches the ultimate trend rate	2031	2031	2028

The following table shows the weighted average plan asset allocation of funded defined benefit pension plans at December 31, 2023 and 2022:
	Pension plans

(as a percentage)	Long-term target minimum	Long-term target maximum	2023	2022

Equity securities	15	40	25	24

Debt securities	20	60	34	31

Real estate	5	30	19	21

Alternative investments	0	20	17	18

Cash and other investments	0	15	5	6

Total			100	100

Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund, private equity, infrastructure and commodity investments, usually have a quoted market price or a regularly updated net asset value.
The strategic allocation of assets of the different pension plans is determined with the objective of achieving an investment return that, together with the contributions paid by the Company and its employees, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon local requirement, the market and economic environments, actual asset allocations may be permitted to deviate from policy targets. The asset allocation currently includes investments in shares of Novartis AG as per the below table:
	December 31, 2023	December 31, 2022

Investment in shares of Novartis AG

Number of shares (in millions)	2.3	2.3

Market value (in USD billions)	0.2	0.2

The weighted average duration of the defined benefit pension obligation is 12.3 years (2022: 11.8 years).
The Company’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds). The only significant plan that requires additional funding is in Germany.
The expected future cash flows over the upcoming 10 years in respect of pension and other post-employment benefit plans at December 31, 2023, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Company contributions

2024 (estimated)	388	39

Expected future benefit payments

2024	1 434	40

2025	1 317	40

2026	1 186	40

2027	1 159	39

2028	1 132	38

2029–2033	5 316	175

Defined contribution plans
In many subsidiaries, employees are covered by defined contribution plans. Contributions charged to the consolidated income statement for continuing operations for the defined contribution plans were:
(USD millions)	2023	2022	2021

Contributions for defined contribution plans continuing operations	477	483	484

The Company’s total personnel costs for continuing operations amounted to USD 12.7 billion in 2023 (2022: USD 13.1 billion).

27. Equity-based participation plans for employees
The equity-based compensation expense from continuing operations related to all equity-based participation plans and the liabilities arising from equity-based payment transactions were as follows:
(USD millions)	2023	2022	2021

Expense related to equity-based participation plans	1 142	982	910

Liabilities arising from equity-based payment transactions	322	235	253

Equity-based participation plans can be separated into the following plans:
Annual Incentive
The Annual Incentive for the Novartis Company CEO and other Executive Committee members (ECN) is paid 50% in cash and 50% in Novartis restricted shares (RSs) or restricted share units (RSUs). For a select portion of Novartis management leadership team, the Annual Incentive is paid 70% in cash and 30% in RSs or RSUs. Both the ECN and a select portion of Novartis management leadership team can opt to invest up to the maximum cash portion of their Annual Incentive to receive further RSs or RSUs. Any cash is paid out during March in the year following the end of the performance period, and the shares are granted during January in the year following the end of the performance period.
Employee share savings plan
Novartis operates employee share savings and purchase plans in certain countries. The most significant is described below.
The Employee Share Ownership Plan (ESOP) in Switzerland offers participants to choose to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash, or (iii) 100% in cash. After the expiration of a three-year holding period for Novartis shares invested under the ESOP, participants receive one matching share for every two invested shares. Employees eligible for the equity plan “Select” are not eligible to receive ESOP matching shares. The Novartis Company CEO, the other Executive Committee members and a select portion of Novartis management leadership team are not eligible to participate in this plan.
Novartis Employee share purchase plan
In 2022 Novartis started to grant shares under the Employee Share Purchase Plan (ESPP). The ESPP enables employees to voluntarily purchase Novartis AG shares through payroll deductions at a discounted price. While the ESPP is global in scope, the first phase covers employees in North America (the US, Puerto Rico and Canada). Other countries employees will become eligible to participate in the ESPP commencing in 2024, according to a multi-year phased implementation plan. The shares are not subject to a vesting period.
Novartis equity plan “Select”
The equity plan “Select” is a global equity incentive plan under which eligible employees may annually be awarded a grant subject to a three-year, and for eligible employees of selected Company units a four-year, staggered vesting period. No awards are granted for performance ratings below a certain threshold. Executive Committee members and a select portion of Novartis management leadership team are not eligible to participate in the equity plan “Select.”
The equity plan “Select” currently allows participants employed and living in Switzerland to choose the form of their equity compensation in RSs or RSUs. In all other jurisdictions, RSs or RSUs are granted unilaterally. Until 2013, participants could also choose to receive part or the entire grant in the form of tradable share options.
All tradable share options expired on their 10th anniversary from the grant date, which was in January 2023. Each tradable share option entitled the holder to purchase after vesting (and before the 10th anniversary from the grant date) one Novartis share at a stated exercise price that equals the closing market price of the underlying share at the grant date. As the exercise price did not reflect the decrease in the Novartis share due to the Alcon spin, one-fifth of an Alcon share was also awarded to the option holder upon exercise.
Options under Novartis equity plan “Select” outside North America
The following table shows the activity associated with the share options during the period. The weighted average prices in the table below are translated from Swiss francs into USD at historical rates.
	2023		2022

	Options (millions)	Weighted average exercise price (USD)	Options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	0.5	66.0	1.7	63.6

Sold or exercised	-0.5	66.0	-1.2	62.6

Outstanding at December 31	0.0		0.5	66.0

Exercisable at December 31	0.0		0.5	66.0

All share options were granted at an exercise price that was equal to the closing market price of the Company’s shares at the grant date. The weighted average share price at the dates of sale or exercise was USD 92.61.

Options under Novartis equity plan “Select” for North America
The following table shows the activity associated with the ADR options during the period:
	2023		2022

	ADR options (millions)	Weighted average exercise price (USD)	ADR options (millions)	Weighted average exercise price (USD)

Options outstanding at January 1	1.1	66.1	4.0	64.4

Sold or exercised	-1.1	66.1	-2.9	63.7

Outstanding at December 31	0.0		1.1	66.1

Exercisable at December 31	0.0		1.1	66.1

All ADR options were granted at an exercise price that was equal to the closing market price of the ADRs at the grant date. The weighted average share price at the dates of sale or exercise was USD 91.68.
Long-Term Performance Plan
The Long-Term Performance Plan (LTPP) is an equity plan for the ECN, a select portion of Novartis management leadership team and employees of Company units with specific targets.
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
The LTPP awards are subject to a three-year performance and vesting period. The performance criteria for the ECN are based on both Novartis internal performance metrics and variables that can be observed in the market, which is the ranking of the Novartis total shareholder return (TSR) relative to a global healthcare peer group of 14 other companies, over rolling three-year performance periods. Only ECN members, as from performance cycle 2023, are subject to the TSR performance metric under the LTPP.
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
Worldwide, employees at different levels in the organization were awarded RSs and RSUs in 2023, 2022 and 2021.
In addition, in 2023, 2022 and 2021, Board members received unrestricted shares as part of their regular compensation.

Summary of share grants
The table below provides a summary of share grants (shares, RSs, RSUs and PSUs) for all plans. At the Sandoz Distribution date, all RSU and PSU holders, who were not entitled to the dividend in kind in the form of Sandoz Group AG shares received keep whole awards in Novartis AG shares to compensate for the loss of the Sandoz value from their Novartis AG shares. These keep whole awards were accounted for as a modification, which did not significantly change the fair value of the original grant. The change in fair value was measured by comparing the fair value of the grant before the spin against the fair value of the grant plus keep whole award right after spin.
	2023		2022

	Number of shares in millions	Weighted average fair value at grant date in USD	Number of shares in millions	Weighted average fair value at grant date in USD

Annual Incentive

– RSU	0.3	74.2	0.2	74.7

– Restricted shares	0.1	92.3	0.1	85.0

Share savings plans

– RSU	0.4	71.3	0.4	75.0

– Shares	1.0	92.3	1.2	85.0

Novartis Employee Share Purchase Plan	0.9	96.2	0.8	82.8

Select North America (RSU)	4.5	73.9	4.9	74.5

Select outside North America

– RSU	1.9	73.3	2.0	75.1

– Restricted shares	0.6	92.3	0.7	85.0

Long-Term Performance Plan (PSU)	1.8	80.6	1.7	82.0

Other share awards

– RSU	0.6	75.9	0.5	76.3

– Restricted shares			0.1	86.9

– Shares			0.1	86.1

28. Transactions with related parties
Roche Holding AG
Novartis has two agreements with Genentech, Inc., United States (Genentech), and one agreement with Spark Therapeutics, Inc., United States (Spark). Both companies are subsidiaries of Roche Holding AG (Roche), which were indirectly included in the consolidated financial statements using equity accounting until November 3, 2021, when Novartis entered into an agreement with Roche to divest its 33.3% of Roche voting shares. On December 6, 2021, Novartis divested its investment in Roche, on which date Roche ceased to be a related party (see Notes 2 and 5).
Lucentis
Novartis has licensed from Genentech/Roche the exclusive rights to develop and market Lucentis outside the United States for indications related to diseases of the eye. Novartis pays royalties on the net sales to third parties of Lucentis products outside the United States. From January 1, 2021 until December 6, 2021, Lucentis sales of USD 2.0 billion were recognized by Novartis.
Xolair
Novartis and Genentech/Roche are co-promoting Xolair in the United States, where Genentech/Roche records all sales. Novartis records sales outside the United States.
Novartis markets Xolair and records all sales and related costs outside the United States as well as co-promotion costs in the US. Genentech/Roche and Novartis share the resulting profits from sales in the United States, Europe and other countries, according to agreed profit-sharing percentages. From January 1, 2021 until December 6, 2021, Novartis recognized total sales of Xolair of USD 1.3 billion, including sales to Genentech/Roche for the United States market.
Luxturna
In 2018, Novartis entered into an exclusive licensing and commercialization agreement and a supply agreement with Spark for Luxturna outside the United States. The agreements include regulatory and sales milestones as well as royalties payable to Spark on ex-US sales. On December 17, 2019, Roche acquired Spark.
The net income for royalties, cost sharing and profit sharing arising out of the Lucentis, Xolair and Luxturna agreements with Roche totaled USD 188 million from January 1, 2021 until December 6, 2021.
Furthermore, Novartis has several patent license, supply and distribution agreements with Roche.
Novartis Pension Fund
In 2018, a Company subsidiary provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million with interest at the US Federal Funds Rate. This credit facility was not utilized during the current and past years.
Executive Officers and Non-Executive Directors compensation
As at December 31, 2023, there were 11 Executive Committee members (“Executive Officers”). During 2023, 1 Executive Officer stepped down.
As at December 31, 2022, there were 11 Executive Officers. During 2022, 5 Executive Officers stepped down.
As at December 31, 2021, there were 12 Executive Officers. During 2021, 3 Executive Officers stepped down.
The total compensation for Executive Committee members and the 14 Non-Executive Directors (15 in 2022 and 14 in 2021) using the Company’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021

Cash and other compensation	18.0	25.0	20.3	4.9	4.6	4.7	22.9	29.6	25.0

Post-employment benefits	2.1	2.8	2.5				2.1	2.8	2.5

Equity-based compensation	62.2	42.6	37.3	5.0	4.8	5.2	67.2	47.4	42.5

Total	82.3	70.4	60.1	9.9	9.4	9.9	92.2	79.8	70.0

During 2023, there was an increase in the IFRS Accounting Standards compensation expense for Executive Officers compared to 2022, primarily driven by higher equity-based compensation, mainly due to higher realized and expected payouts on the achievement of the defined performance criteria, partly offset by lower cash and other compensation, due to lower accelerated expenses from stepped down Executive Officers compared to 2022.
During 2022, there was an increase in the IFRS Accounting Standards compensation expense for Executive Officers compared to 2021, driven by accelerated expenses (cash and other compensation and equity-based compensation) required under IFRS Accounting Standards for the executive members who stepped down in 2022, in accordance with their employment contracts and the relevant incentive plan terms, compared to the accelerated expenses due to executive officers who stepped down in 2021.
During 2021, the IFRS Accounting Standards compensation expense decreased due to one role less at the ECN, and lower cash and equity compensation attributable to former ECN members, partially offset by the net increase of the IFRS Accounting Standards compensation expense of current ECN members.
The Annual Incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.
The disclosures on Board and executive compensation required by the Swiss Code of Obligations and in accordance with the Swiss Ordinance against Excessive Compensation in Stock Exchange Listed Companies are shown in the Compensation Report of the Company.
Transactions with a former member of the Board of Directors
Dr. Alex Krauer, was an Honorary Chairman of Novartis and was entitled to an amount of CHF 60 000 for annual periods from one AGM to the next. This amount was fixed in 1998 upon his departure from the Board in 1999. The last payment under this arrangement was in 2021.
29. Commitments and contingent liabilities
Research and development commitments
The Company has entered into long-term research and development agreements with various institutions related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements.
As of December 31, 2023, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2023

2024	202

2025	269

2026	493

2027	316

2028	597

Thereafter	4 206

Total	6 083

Commitments for capital calls
The Company holds investments in funds in which it has committed to invest further upon future capital calls. As at December 31, 2023, the total uncalled capital commitments for the Company’s investments in funds amounts to USD 80 million. Note 30 contains further information on the Company’s investments in funds.
Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. For the disclosure of property, plant and equipment purchase commitments, see Note 10. The Company routinely acquires businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has commitments through to the date the consolidated financial statements were approved for publication (see Note 32), totaling USD 3.8 billion (of which USD 3.4 billion may become payable in 2024) related to the acquisition of businesses and interests in intellectual property, the majority of which is subject to the satisfaction of conditions precedent in the arrangements.
Guarantees issued
The Company has issued guarantees to third parties in the ordinary course of business, mostly for tax, customs or other governmental agencies.
Contingent liabilities
Novartis companies have to observe the laws, government orders and regulations of the country in which they operate.
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings pertaining to: pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust and competition; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cyber and data security; use of technologies, including AI; data privacy; regulatory interactions; disclosure compliance; and intellectual property. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and that could affect our business, financial position and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. Consequently, we may in the future incur judgments that could involve large payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages, any of which could have a material adverse effect on our results of operations or cash flow.
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Furthermore, when a government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management’s time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and lead to (or arise from) litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. These government settlements have involved and may in the future involve large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases and antitrust cases often require companies to enter into corporate integrity agreements, which are intended to regulate company behavior for a period of years. Our affiliate Novartis Corporation is party to such an agreement, which will expire in 2025. In addition, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
While provisions have been made for probable outflows of economic resources, which management deems to be reasonable or appropriate, there are uncertainties connected with these estimates.
Note 21 contains additional information on these matters.
A number of Novartis companies are involved in legal proceedings concerning intellectual property rights. The inherent unpredictability of such proceedings means that there can be no assurances as to their ultimate outcome. A negative result in any such proceeding could potentially adversely affect the ability of certain Novartis companies to sell their products, or require the payment of substantial damages or royalties. The timing and the outcome of legal proceedings and their potential financial effect are not predictable.
In the opinion of management, however, the outcome of these actions will not materially affect the Company’s financial position but could be material to the results of operations or cash flow in a given period.
The Company’s potential environmental remediation liability is assessed based on a risk assessment and investigation of the various sites identified by the Company as at risk for environmental remediation exposure. The Company’s future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Company at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.
Note 21 contains additional information on environmental liabilities.

30. Financial instruments – additional disclosures
The following tables show the carrying values of financial instruments by measurement category as at December 31, 2023 and 2022. Except for straight bonds (see Note 20), the carrying values are equal to, or a reasonable approximation of, the fair values.
		2023

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	17	13 343	50

Time deposits and short-term investments with original maturity more than 90 days	17	569

Trade receivables	16	7 107

Other receivables and current assets	18	1 127	124	1

Long-term financial investments - equity securities	14		1 086	317

Long-term financial investments - debt securities	14		29

Long-term financial investments - fund investments	14			190

Long-term loans, advances, security deposits and other long-term receivables	14	432

Associated companies at fair value through profit and loss				101

Derivative financial instruments	17			355

Contingent consideration receivables	14/18			618

Total financial assets		22 578	1 289	1 582

Bank and other short-term financial debt	22	624

Commercial paper	22	3 269

Straight bonds	20	20 585

Long-term liabilities to banks and other financial institutions	20	42

Trade payables		4 926

Contingent consideration liabilities (see Note 21/23) and other financial liabilities				491

Derivative financial instruments	22			91

Lease liabilities	11				1 828

Total financial liabilities		29 446		582	1 828

		2022

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	17	7 517

Time deposits and short-term investments with original maturity more than 90 days	17	11 089

Trade receivables	16	8 066

Other receivables and current assets	18	958

Marketable securities - debt securities	17		9

Long-term financial investments - equity securities	14		828	317

Long-term financial investments - debt securities	14		37

Long-term financial investments - fund investments	14			281

Long-term loans, advances, security deposits and other long-term receivables	14	341

Associated companies at fair value through profit and loss				129

Derivative financial instruments	17			204

Contingent consideration receivables	14			650

Total financial assets		27 971	874	1 581

Bank and other short-term financial debt	22	863

Commercial paper	22	2 772

Straight bonds	20	22 341

Long-term liabilities to banks and other financial institutions	20	144

Trade payables		5 146

Contingent consideration liabilities (see Note 21/23) and other financial liabilities				1 067

Derivative financial instruments	22			55

Lease liabilities	11				1 789

Total financial liabilities		31 266		1 122	1 789

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contracts as at December 31, 2023 and 2022. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs as at December 31, 2023 and 2022.
	Contract or underlying principal amounts		Positive fair values		Negative fair values

(USD millions)	2023	2022	2023	2022	2023	2022

Forward foreign exchange rate contracts	11 944	7 907	335	189	-91	-41

Commodity purchase contracts	76	97	20	15

Options on equity securities		39				-14

Total derivative financial instruments included in marketable securities and in current financial debts	12 020	8 043	355	204	-91	-55

The following table shows a breakdown by currency of the contract or underlying principal amounts of derivative financial instruments as at December 31, 2023 and 2022:
2023

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	1 629	8 980	1 335	11 944

Commodity purchase contracts	61	15		76

Total derivative financial instruments	1 690	8 995	1 335	12 020

	2022

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	687	5 659	1 561	7 907

Commodity purchase contracts	80	17		97

Options on equity securities		39		39

Total derivative financial instruments	767	5 715	1 561	8 043

Derivative financial instruments effective for hedge accounting purposes
At the end of 2023 and 2022, there were no open hedging instruments for anticipated transactions.
Fair value by hierarchy
As required by the IFRS Accounting Standards, financial assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on increasing subjectivity associated with the inputs to derive fair valuation for these assets and liabilities, which are as follows:
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
	2023

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Cash and cash equivalents
Debt securities [1]	50			50

Total cash and cash equivalents at fair value	50			50

Marketable securities
Derivative financial instruments		355		355

Total marketable securities and derivative financial instruments at fair value		355		355

Fund investments and equity securities current	94		31	125

Current contingent consideration receivables			65	65

Long-term financial investments
Debt and equity securities	796	20	616	1 432

Fund investments	7		183	190

Non-current contingent consideration receivables			553	553

Total long-term financial investments at fair value	803	20	1 352	2 175

Associated companies at fair value through profit and loss			101	101

Financial liabilities
Current contingent consideration liabilities			-14	-14

Other financial liabilities current			-88	-88

Derivative financial instruments		-91		-91

Total current financial liabilities at fair values		-91	-102	-193

Non-current contingent consideration liabilities			-389	-389

Total non-current financial liabilities at fair value			-389	-389

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less

	2022

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Marketable securities and derivative financial instruments
Debt securities		9		9

Derivative financial instruments		204		204

Total marketable securities and derivative financial instruments at fair value		213		213

Current contingent consideration receivables			43	43

Long-term financial investments
Debt and equity securities	473	10	699	1 182

Fund investments	20		261	281

Non-current contingent consideration receivables			607	607

Total long-term financial investments at fair value	493	10	1 567	2 070

Associated companies at fair value through profit and loss			129	129

Financial liabilities
Contingent consideration liabilities			-131	-131

Derivative financial instruments		-55		-55

Total current financial liabilities at fair value		-55	-131	-186

Non-current contingent consideration liabilities			-704	-704

Other financial liabilities			-232	-232

Total non-current financial liabilities at fair value			-936	-936

The change in carrying values associated with Level 3 financial instruments, using significant unobservable inputs during the year ended December 31, is set forth below:
	2023

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities	Other financial liabilities

January 1	129	261	699	650	-835	-232

Impact from discontinued operations [1]					101

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	4	1	11	48	552

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-28	-48	-63	-31	-65	-9

Fair value adjustments recognized in the consolidated statement of comprehensive income, including currency translation effects	2	3	71		-32

Purchases	9	14	82		-180

Cash receipts and payments				-49	20	153

Disposals	-6	-47	-80		36

Reclassification	-9		-73

December 31	101	184	647	618	-403	-88

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2023	-24	-47	-52	17	487	-9

[1] Represents the carrying values associated with Level 3 financial instruments at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 31 provide disclosures related to discontinued operations.

	2022

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities	Other financial liabilities

January 1	192	338	617	641	-1 075	-19

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement		4	35	53	530	15

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-63	-78	-84		-114	-18

Fair value adjustments recognized in the consolidated statement of comprehensive income, including currency translation effects			24		11

Purchases	4	11	160		-231	-238

Cash receipts and payments				-44	44	28

Disposals		-12	-13

Reclassification	-4	-2	-40

December 31	129	261	699	650	-835	-232

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2022	-63	-74	-49	53	416	-3

During 2023, there were three individually immaterial transfers of equity securities from Level 3 to Level 1 for USD 63 million (2022: USD 44 million), due to the Initial Public Offering of the invested company or lift of certain restrictions.
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
During the year, the net loss and net gain recorded on associated companies, fund investments and long-term financial investments at fair value through profit and loss were USD 145 million and USD 39 million, respectively.
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
If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter 10% were added or deducted from the applied probability of success, for contingent consideration payables and contingent consideration receivables, this would change the amounts recorded in the 2023 consolidated income statement by USD 57 million and USD 53 million, respectively.
Equity securities measured at fair value through other comprehensive income
Equity securities held as strategic investments, typically held outside the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Except for the investment in Sandoz Group AG with a fair value of USD 595 million as at December 31, 2023, these are made up of individually non-significant investments. As at December 31, 2023, the Company holds 61 non-listed equity securities (December 31, 2022: 65) and 28 listed equity securities (December 31, 2022: 46) in this category with the following fair values:
(USD millions)	2023	2022

Listed equity securities	861	438

Non-listed equity securities	349	390

Total equity securities	1 210	828

During 2023 and 2022, dividends received from these equity securities were insignificant. In 2023, equity securities that were no longer considered strategic, with a fair value of USD 279 million (2022: USD 4 million), were sold, and the USD 1 million gain on disposal (2022: USD 4 million loss) was transferred from other comprehensive income to retained earnings (see Note 9).

Nature and extent of risks arising from financial instruments
Market risk
Market risk in general comprises currency risk, interest rate risk and price risk, such as commodity and equity prices. Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of the investments. The Company actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Company’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Company only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience.
Foreign currency exchange rate risk
The Company uses the US dollar as its reporting currency. As a result, the Company is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies. Fluctuations in the exchange rates between the US dollar and other currencies can have a significant effect on both the Company’s results of operations, including reported sales and earnings, as well as on the reported value of our assets, liabilities and cash flows. This, in turn, may significantly affect the comparability of period-to-period results of operations.
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
Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the principles of IAS 29 “Financial reporting in Hyperinflationary Economies.” The hyperinflationary economies in which Novartis operates are Argentina, Venezuela and Turkey. Venezuela and Argentina were hyperinflationary for all periods presented, and Turkey became hyperinflationary effective May 1, 2022, requiring retroactive implementation of hyperinflation accounting as of January 1, 2022. The impacts of applying IAS 29 are recorded in “Other financial income and expense” and are presented in Note 6.
The Company manages its global currency exposure by engaging in hedging transactions where management deems appropriate. Novartis may enter into various contracts that reflect the changes in the value of foreign currency exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and may enter into foreign currency option contracts to hedge.
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Company has designated a certain portion of its long-term euro-denominated straight bonds, maturing in 2028, as hedges of the translation risk arising on certain of these net investments in foreign operations with euro functional currency. As of December 31, 2023, long-term financial debt with a carrying amount of EUR 1.8 billion (USD 2.0 billion; December 31, 2022: USD 2.0 billion), has been designated as a hedge instrument. During 2023, USD 50 million of net of taxes unrealized losses (2022: USD 91 million income) was recognized in other comprehensive income and accumulated in currency translation effects in relation with this net investment hedge. The hedge remained effective since inception, and no amount was recognized in the consolidated income statement in 2022 and 2021. In 2023, USD 8 million of accumulated net investment hedge reserve was recognized in the consolidated income statement at the time of the Sandoz spin off.
Commodity price risk
The Company has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Company’s businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Company’s risk management tolerance levels. Accordingly, the Company does not enter into significant commodity futures, forward or option contracts to manage fluctuations in prices of anticipated purchases.
Interest rate risk
The Company addresses its net exposure to interest rate risk mainly through the ratio of its fixed-rate financial debt to variable-rate financial debt contained in its total financial debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.
Equity risk
The Company may purchase equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed. Call options are written on equities that the Company owns, and put options are written on equities that the Company wants to buy and for which cash is available.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, the Company periodically assesses country and customer credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate (for example payment guarantees, credit insurance and factoring).

The provisions for expected credit losses for customers are based on a forward-looking expected credit loss, which includes possible default events on the trade receivables over the entire holding period of the trade receivables.
In measuring the expected credit losses, trade receivables are grouped based on shared credit risk characteristics (such as private versus public receivables) and days past due. In determining the expected credit loss rates, the Company considers current and forward-looking macroeconomic factors that may affect the ability of customers to settle the receivables, and historical loss rates for each category of customers.
The Company’s largest customer accounted for approximately 15% of net sales to third parties, and the second largest and third largest customers accounted for 13% and 8% of net sales to third parties, respectively (2022: 16%, 12% and 8%, respectively; 2021: 14%, 13% and 7%, respectively).
The highest amounts of trade receivables outstanding were for these same three customers and amounted to 17%, 13% and 8%, respectively, of the Company’s trade receivables as at December 31, 2023 (2022: 16%, 14% and 7%, respectively). There is no other significant concentration of customer credit risk.
Counterparty risk
Counterparty risk encompasses issuer risk on marketable securities and money market instruments; credit risk on cash, time deposits and derivatives; as well as settlement risk for different instruments. Issuer risk is reduced by only buying securities that are at least A- rated. Counterparty credit risk and settlement risk are reduced by a policy of entering into transactions with counterparties (banks or financial institutions) that feature a strong credit rating. Exposure to these risks is closely monitored and kept within predetermined parameters. The limits are regularly assessed and determined based upon credit analysis, including financial statement and capital adequacy ratio reviews. In addition, reverse repurchasing agreements are contracted, and Novartis has entered into credit support agreements with various banks for derivative transactions. To further reduce the settlement risk, the Company has implemented a multi-currency payment system, Continuous Linked Settlement (CLS), which provides multilateral netting (payment-versus-payment settlement) of cash flows from foreign exchange transactions.
The Company’s cash and cash equivalents are held with major regulated financial institutions, the three largest of which hold approximately 8.3%, 7.5% and 7.4%, respectively (2022: 13.2%, 9.2% and 6.8%, respectively).
The Company does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.
Liquidity risk
Liquidity risk is defined as the risk that the Company could not be able to settle or meet its obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Novartis manages its liquidity risk on a consolidated basis according to business needs and tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility.
Certain countries have legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances, but these restrictions do not have an impact on the ability of the Company to meet its cash obligations.
Management monitors the Company’s net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
Novartis has two US commercial paper programs under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has one Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.1 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 3.3 billion under these three programs were outstanding as per December 31, 2023 (2022: USD 2.8 billion). Novartis further has a committed credit facility of USD 6.0 billion. This credit facility is provided by a syndicate of banks and is intended to be used as a backstop for the US commercial paper programs. The facility matures in September 2025 and was undrawn as at December 31, 2023, and December 31, 2022.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of selected financial assets and liabilities as at December 31, 2023, and December 31, 2022:
	2023

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest	12	516	41			569

Commodities					111	111

Derivative financial instruments	24	310	1		20	355

Cash and cash equivalents	7 641	5 752				13 393

Total current financial assets	7 677	6 578	42		131	14 428

Non-current liabilities
Financial debt				-9 492	-8 944	-18 436

Financial debt - undiscounted				-9 522	-9 050	-18 572

Total non-current financial debt				-9 492	-8 944	-18 436

Current liabilities
Financial debt	-3 328	-372	-2 384			-6 084

Financial debt - undiscounted	-3 328	-372	-2 384			-6 084

Derivative financial instruments	-43	-39	-9			-91

Total current financial debt	-3 371	-411	-2 393			-6 175

Net debt	4 306	6 167	-2 351	-9 492	-8 813	-10 183

	2022

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest	4 142	6 911	36		9	11 098

Commodities					111	111

Derivative financial instruments	23	147	19		15	204

Cash and cash equivalents	4 011	3 506				7 517

Total current financial assets	8 176	10 564	55		135	18 930

Non-current liabilities
Financial debt				-8 975	-11 269	-20 244

Financial debt - undiscounted				-9 002	-11 394	-20 396

Total non-current financial debt				-8 975	-11 269	-20 244

Current liabilities
Financial debt	-3 215	-146	-2 515			-5 876

Financial debt - undiscounted	-3 215	-146	-2 517			-5 878

Derivative financial instruments	-38	-13	-4			-55

Total current financial debt	-3 253	-159	-2 519			-5 931

Net debt	4 923	10 405	-2 464	-8 975	-11 134	-7 245

The carrying amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Company’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
	2023

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-4 329	-6 604	-556	-11 489

Potential inflows in various currencies - from financial derivative assets	4 311	6 841	623	11 775

	2022

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-2 029	-4 598	-316	-6 943

Potential inflows in various currencies - from financial derivative assets	2 029	4 712	321	7 062

Other contractual liabilities that are not part of management’s monitoring of the net debt or liquidity consist of the following items:
	2023

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debt, including current portion	-64	-372	-1 258	-3 376	-5 070

Lease liabilities [1]	-65	-165	-635	-963	-1 828

Trade payables	-4 793	-133			-4 926

Contingent consideration liabilities		-14	-205	-184	-403

[1] Note 11 provides additional disclosures related to lease liabilities.
	2022

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debt, including current portion	-64	-412	-1 432	-3 624	-5 532

Lease liabilities [1]	-71	-180	-616	-922	-1 789

Trade payables	-5 020	-126			-5 146

Contingent consideration liabilities	-16	-115	-437	-267	-835

[1] Note 11 provides additional disclosures related to lease liabilities.
Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. As at December 31, 2023, Moody’s Investors Service rated the Company A1 for long-term maturities and P-1 for short-term maturities, and S&P Global Ratings rated the Company AA- for long-term maturities and A-1+ for short-term maturities.
Sensitivity analysis
The Company uses sensitivity analysis disclosures to provide quantitative information about market risks to which it is exposed.
The sensitivity analysis disclosures are in line with the Company’s financial risk management policy, and are based on a one-parameter risk model that considers a one-factor linear relationship between risk factors and exposures. They consider aggregated risk exposures arising from the most significant risk factors (currency risk, interest rate risk and equity price risk) and include all financial assets and financial liabilities as set forth in the table on page F-59.
The disclosures below illustrate the potential impact on the Company’s consolidated financial statements as a result of hypothetical market movements in foreign currency exchange rates, interest rates and equity prices. The range of variables chosen reflects management’s view of changes that are reasonably possible over a one-year period.
Foreign currency exchange rate sensitivity
The Company uses the US dollar as its reporting currency. As a result, the Company is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies, as well as in the Swiss franc. A strengthening (weakening) of the US dollar against these currencies as at December 31, 2023 and 2022 would have affected the measurement of financial instruments denominated in these foreign currencies. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase or decrease in the foreign currency exchange rates against the US dollar would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2023	2022

5% increase in foreign currency exchange rates against USD	3	-6

5% decrease in foreign currency exchange rates against USD	-3	7

As of December 31, 2023, the Company designated EUR 1.8 billion (December 31, 2022: EUR 1.8 billion) of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase, or decrease, in the foreign currency exchange rates against the US dollar, without considering the translation effect of these net investments, would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2023	2022

5% increase in foreign currency exchange rates against USD	97	93

5% decrease in foreign currency exchange rates against USD	-102	-98

Interest rate sensitivity
Our portfolio of fixed-income instruments as at December 31, 2023, was mainly composed of time deposits and debt securities.
Novartis uses duration models to approximate the possible change in the value of fixed-income instruments. Based on these models, management believes that a 100-basis point change in interest is deemed a reasonable possible change over a one-year period.
Based on exposures in 2023 and 2022, a hypothetical 100-basis point increase (decrease) in interest rates would not have resulted in a significant increase (decrease) in the fair values of the fixed-income instruments nor in a significant increase (decrease) of cash flows attributable to such instruments.
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
The fair value of these fund investments and equity securities was USD 1.8 billion as at December 31, 2023 (December 31, 2022: USD 1.6 billion). The fair values of these investments are impacted by the volatility of the stock market, valuation parameters applied (for non-listed equities) and changes in general economic factors. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2023	2022

15% increase in equity prices	91	109

15% decrease in equity prices	-91	-109

A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2023	2022

15% increase in equity prices	182	124

15% decrease in equity prices	-182	-124

31. Discontinued operations
Discontinued operations include the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders (refer to Notes 1 and 2 for further details).
The Sandoz business operates in the off-patent medicines segment and specializes in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business is organized globally into two franchises: Generics and Biosimilars.
Net income from discontinued operations
(USD millions)	2023[1]	2022	2021

Net sales to third parties from discontinued operations	7 128	9 160	9 650

Sales to continuing segments	300	212	184

Net sales from discontinued operations	7 428	9 372	9 834

Other revenues	19	28	58

Cost of goods sold	-4 044	-4 937	-5 121

Gross profit from discontinued operations	3 403	4 463	4 771

Selling, general and administration	-1 728	-2 060	-2 059

Research and development	-671	-824	-899

Other income	56	109	232

Other expense	-795	-437	-412

Operating income from discontinued operations	265	1 251	1 633

Income from associated companies	2	2	2

Interest expense	-33	-37	-24

Other financial income and expense	-20	-22	-4

Income before taxes from discontinued operations	214	1 194	1 607

Income taxes [2]	208	-288	-494

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422	906	1 113

Gain on distribution of Sandoz Group AG to Novartis AG shareholders [3]	5 860

Net income from discontinued operations	6 282	906	1 113

[1] The net income from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
[2] The tax rate in 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 31.2% in 2023, compared to 24.1% and 30.7% in 2022 and 2021, respectively. The tax rate in 2023 is higher than 2022 primarily due to a change in profit mix between years.

[3] See Note 2 for further details on the non-taxable, non-cash gain on distribution of Sandoz Group AG to Novartis AG shareholders.

Net assets derecognized
The following table presents the Sandoz business net assets derecognized as at October 3, 2023 Distribution (spin-off) date:
(USD millions)	Oct 3, 2023

Property, plant and equipment	1 447

Right-of-use assets	133

Goodwill	7 424

Intangible assets other than goodwill	1 481

Deferred tax assets	624

Financial assets, investments in associated companies and other non-current assets	142

Inventories	2 565

Trade receivables and other current assets	2 935

Cash and cash equivalents	686

Deferred tax liabilities	-270

Current and non-current lease liabilities	-139

Current and non-current financial debts	-3 691

Trade payables, provisions, current income tax liabilities and other liabilities	-4 690

Net assets derecognized	8 647

Supplemental disclosures related to discontinued operations
Revenue
In addition to the elements of variable consideration listed in the revenue accounting policy described in Note 1, the Sandoz business grants shelf stock adjustments to customers to cover the inventory held by them at the time a price decline becomes effective. Revenue deduction provisions for shelf stock adjustments are recorded when the price decline is anticipated, based on the impact of the price decline on the customer’s estimated inventory levels.
Significant transactions in 2021
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
The purchase price consisted of a USD 350 million upfront payment paid at closing and potential milestone payments up to USD 150 million, which GSK is eligible to receive upon the achievement of certain annual sales milestones for the portfolio.
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
The 2021 results of operations since the date of acquisition were not material.
Net income from discontinued operations
Included in net income from discontinued operations are:
(USD millions unless indicated otherwise)	2023[1]	2022	2021

Interest income	2	2	1

Depreciation of property, plant and equipment	-144	-196	-203

Depreciation of right-of-use assets	-32	-33	-39

Amortization of intangible assets	-171	-222	-238

Impairment charges on property, plant and equipment	-5	-3	-68

Impairment charges on right-of-use assets	-8

Impairment charges on intangible assets	-44	-25	-27

Impairment reversals of property, plant and equipment	1	3	59

Additions to restructuring provisions	-27	-40	-62

Equity-based compensation expense related to Novartis equity-based participation plans	-60	-66	-69

[1] 2023 amounts are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
In 2023, 2022 and 2021, there were no reversals of impairment charges on right-of-use assets or on intangible assets of discontinued operations.

Balance sheet
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and to goodwill and intangible assets:
(USD millions)	2023[1]	2022

Additions to property, plant and equipment	245	289

Additions to right-of-use assets	66	32

Additions to goodwill and intangible assets	221	163

[1] The additions for 2023 are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
Financial debt
The Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023 a total amount of USD 3.3 billion. See Note 2 for further disclosures.
Net cash flows used in investing activities from discontinued operations
Net cash flows used in investing activities from discontinued operations include the investing activities of the Sandoz business. In 2023, other cash flows used in investing activities, net includes cash outflows of USD 22 million (2022: USD 39 million, 2021: USD 362 million, including the acquisition of GSK’s cephalosporin antibiotics business) for the acquisitions and divestments of business, net.
(USD millions)	2023	2022	2021

Payments out of provision for transaction cost attributable to the spin-off of the Sandoz business	-52

Derecognized cash and cash equivalents attributable to the spin-off of the Sandoz business	-686

Other cash flows used in investing activities, net	-385	-436	-689

Net cash flows used in investing activities from discontinued operations	-1 123	-436	-689

Net cash flows from financing activities from discontinued operations
In 2023, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (2022: USD 119 million, 2021: USD 26 million) were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion (2022: nil, 2021: nil) directly attributable to the Distribution (spin-off) of the Sandoz business (see Notes 1 and 2).
For additional information related to the October 3, 2023 Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 1 and Note 2.

32. Events subsequent to the December 31, 2023, consolidated balance sheet date
Dividend proposal for 2023 and approval of Novartis 2023 consolidated financial statements
On January 30, 2024, the Novartis AG Board of Directors proposed the acceptance of the 2023 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 5, 2024. Furthermore, also on January 30, 2024, the Board proposed a dividend of CHF 3.30 per share to be approved at the Annual General Meeting on March 5, 2024. If approved, the total dividend payments would amount to approximately USD 8.0 billion (2022: USD 7.3 billion), using the CHF/USD December 31, 2023, exchange rate.

33. Novartis principal subsidiaries and associated companies
The following table lists the principal subsidiaries controlled by Novartis, associated companies in which Novartis is deemed to have significant influence, and foundations required to be consolidated under IFRS Accounting Standards. It includes all subsidiaries, associated companies and consolidated foundations with total assets or net sales to third parties in excess of USD  25 million. The equity interest percentage shown in the table also represents the share in voting rights in those entities.
As at December 31, 2023			Share capital[1]		Equity interest

Argentina
Novartis Argentina S.A.	Buenos Aires	ARS	906.1	m	100%

Australia
Novartis Australia Pty Ltd	Macquarie Park, NSW	AUD	2		100%
Novartis Pharmaceuticals Australia Pty Ltd	Macquarie Park, NSW	AUD	3.8	m	100%

Austria
Novartis Holding GmbH	Vienna	EUR	35 000		100%
Novartis Pharmaceutical Manufacturing GmbH	Langkampfen	EUR	763 070		100%
Novartis Pharma GmbH	Vienna	EUR	1.1	m	100%

Bangladesh
Novartis (Bangladesh) Limited	Gazipur	BDT	162.5	m	60%

Belgium
Novartis Pharma NV	Vilvoorde	EUR	7.1	m	100%
Alcon - Couvreur NV	Puurs	EUR	110.6	m	100%

Bermuda
Novartis Investment Ltd.	Hamilton [2]	USD	12 000		100%
Novartis Securities Investment Ltd.	Hamilton	CHF	30 000		100%
Novartis Finance Services Ltd.	Hamilton	CHF	20 000		100%
Triangle International Reinsurance Limited	Hamilton	CHF	1.0	m	100%
Trinity River Insurance Co Ltd.	Hamilton	USD	370 000		100%

Brazil
Novartis Biociências S.A.	São Paulo	BRL	507.1	m	100%

Canada
Novartis Pharmaceuticals Canada Inc.	Montreal, Quebec	CAD	420 717		100%

Chile
Novartis Chile S.A.	Santiago de Chile	CLP	2.0	bn	100%

China
Beijing Novartis Pharma Co., Ltd.	Beijing	USD	30.0	m	100%
Novartis Pharmaceuticals (HK) Limited	Hong Kong	HKD	200		100%
China Novartis Institutes for BioMedical Research Co., Ltd.	Shanghai	USD	320.0	m	100%
Suzhou Novartis Technical Development Co., Ltd.	Changshu	USD	12.0	m	100%
Shanghai Novartis Trading Ltd.	Shanghai	USD	3.2	m	100%

Colombia
Novartis de Colombia S.A.	Santafé de Bogotá	COP	7.9	bn	100%

Czech Republic
Novartis s.r.o.	Prague	CZK	51.5	m	100%

Denmark
Novartis Healthcare A/S	Copenhagen	DKK	14.0	m	100%

Dominican Republic
Novartis Caribe, S.A.	Santo Domingo	DOP	20.0	m	100%

Ecuador
Novartis Ecuador S.A.	Quito	USD	4.0	m	100%

Egypt
Novartis Pharma S.A.E.	Cairo	EGP	2.1	bn	99.98%

Finland
Novartis Finland Oy	Espoo	EUR	459 000		100%

France
Novartis Groupe France S.A.S.	Rueil-Malmaison	EUR	903.0	m	100%
Novartis Pharma S.A.S.	Rueil-Malmaison	EUR	43.4	m	100%
Advanced Accelerator Applications S.A.	Rueil-Malmaison	EUR	9.6	m	99.23%
Advanced Accelerator Applications Molecular Imaging France	Saint-Genis-Pouilly	EUR	7.5	m	99.23%

Germany
Novartis Business Services GmbH	Wehr	EUR	25 000		100%
Novartis Pharma GmbH	Nuremberg	EUR	25.6	m	100%
Novartis Pharma Produktions GmbH	Wehr	EUR	2.0	m	100%
Novartis Pharma Vertriebs GmbH	Nuremberg	EUR	25 000		100%

Greece
Novartis (Hellas) S.A.C.I.	Metamorphosis / Athens	EUR	233.9	m	100%

As at December 31, 2023			Share capital[1]		Equity interest

Hungary
Novartis Hungary Healthcare Limited Liability Company	Budapest	HUF	545.6	m	100%

India
Novartis India Limited	Mumbai	INR	123.5	m	70.68%
Novartis Healthcare Private Limited	Mumbai	INR	60.0	m	100%

Indonesia
PT. Novartis Indonesia	Jakarta	IDR	7.7	bn	100%

Ireland
Novartis Ireland Limited	Dublin	EUR	25 000		100%
Novartis Integrated Services Limited	Cork City	EUR	100		100%

Israel
Novartis Israel Ltd.	Tel Aviv	ILS	1 000		100%

Italy
Novartis Farma S.p.A.	Milan	EUR	18.2	m	100%
Advanced Accelerator Applications (Italy) S.r.l.	Pozzilli	EUR	119 000		99.23%

Japan
Novartis Pharma K.K.	Tokyo	JPY	100.0	m	100%
Ciba-Geigy Japan Limited	Tokyo	JPY	100.0	m	100%

Latvia
Novartis Baltics SIA	Riga	EUR	3.0	m	100%

Luxembourg
Novartis Investments S.à r.l.	Luxembourg City [2]	USD	100.0	m	100%
Novartis Finance S.A.	Luxembourg City	USD	100 000		100%

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd.	Petaling Jaya	MYR	3.3	m	100%

Mexico
Novartis Farmacéutica, S.A. de C.V.	Mexico City	MXN	206.7	m	100%

Morocco
Novartis Pharma Maroc SA	Casablanca	MAD	80.0	m	100%

Netherlands
Novartis Netherlands B.V.	Amsterdam	EUR	1.4	m	100%
Novartis Pharma B.V.	Amsterdam	EUR	4.5	m	100%
Aduro Netherlands Coöperatief U.A.	Rosmalen [4]	--	--		--
Aduro Biotech Holdings Europe B.V.	Rosmalen	EUR	46 216		100%
IDB Holland BV	Baarle-Nassau	EUR	18 000		99.23%

New Zealand
Novartis New Zealand Ltd	Auckland	NZD	820 000		100%

Norway
Novartis Norge AS	Oslo	NOK	1.5	m	100%

Pakistan
Novartis Pharma (Pakistan) Limited	Karachi	PKR	6.7	bn	99.99%

Panama
Novartis Pharma (Logistics), Inc.	Panama City	USD	10 000		100%

Philippines
Novartis Healthcare Philippines, Inc.	Makati City	PHP	298.8	m	100%

Poland
Novartis Poland Sp. z o.o.	Warsaw	PLN	44.2	m	100%

Portugal
Novartis Portugal, S.G.P.S., Lda.	Porto Salvo	EUR	500 000		100%
Novartis Farma - Produtos Farmacêuticos, S.A.	Porto Salvo	EUR	2.4	m	100%

Romania
Novartis Pharma Services Romania S.R.L.	Bucharest	RON	3.0	m	100%
Sandoz S.R.L.	Targu-Mures	RON	119.5	m	100%

Russian Federation
Novartis Pharma LLC	Moscow	RUB	20.0	m	100%
Novartis Neva LLC	St. Petersburg	RUB	500	m	100%

Saudi Arabia
Novartis Saudi Company	Riyadh	SAR	30.0	m	100%

As at December 31, 2023			Share capital[1]		Equity interest

Singapore
Novartis (Singapore) Pte Ltd.	Singapore	SGD	100 000		100%
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd	Singapore	SGD	45.0	m	100%
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Singapore	SGD	39.0	m	100%

Slovakia
Novartis Slovakia s.r.o.	Bratislava	EUR	2.0	m	100%

Slovenia
Novartis farmacevtska proizvodnja d.o.o.	Ljubljana	EUR	7 500		100%

South Africa
Novartis South Africa (Pty) Ltd	Midrand	ZAR	86.3	m	100%

South Korea
Novartis Korea Ltd.	Seoul	KRW	24.5	bn	100%

Spain
Novartis Farmacéutica, S.A.	Barcelona	EUR	63.0	m	100%
Advanced Accelerator Applications Iberica, S. L. U.	Esplugues de Llobregat	EUR	22.6	m	99.23%
Abadia Retuerta S.A.	Sardón de Duero / Valladolid	EUR	6.0	m	100%

Sweden
Novartis Sverige AB	Stockholm	SEK	5.0	m	100%

Switzerland
Novartis International AG	Basel	CHF	10.0	m	100%
Novartis Holding AG	Basel [2]	CHF	100.2	m	100%
Novartis International Pharmaceutical Investment AG	Basel	CHF	100 000		100%
Novartis Bioventures AG	Basel	CHF	100 000		100%
Novartis Forschungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Kaderausbildung	Basel [3]	--	--		--
Novartis-Mitarbeiterbeteiligungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Mensch und Umwelt	Basel [3]	--	--		--
Stiftung der Novartis AG für Erziehung, Ausbildung und Bildung	Basel [3]	--	--		--
Novartis Overseas Investments AG	Basel	CHF	1.0	m	100%
Japat AG	Basel	CHF	100 000		100%
Novartis Pharma AG	Basel [2]	CHF	350.0	m	100%
Novartis Pharma Services AG	Basel	CHF	20.0	m	100%
Novartis Pharma Schweizerhalle AG	Muttenz	CHF	18.9	m	100%
Novartis Pharma Stein AG	Stein	CHF	251 000		100%
Novartis Pharma Schweiz AG	Risch	CHF	5.0	m	100%
Cellerys AG	Schlieren	CHF	129 630		20%
Novartis Innovative Therapies AG	Risch	CHF	100 000		100%
Advanced Accelerator Applications International SA	Geneva	CHF	9.3	m	99.23%

Taiwan
Novartis (Taiwan) Co., Ltd.	Taipei	TWD	170.0	m	100%

Thailand
Novartis (Thailand) Limited	Bangkok	THB	302.0	m	100%

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Istanbul	TRY	448.0	m	100%

As at December 31, 2023			Share capital[1]		Equity interest

United Arab Emirates
Novartis Middle East FZE	Dubai	AED	7.0	m	100%

United Kingdom
Novartis UK Limited	London	GBP	25.5	m	100%
Novartis Pharmaceuticals UK Limited	London	GBP	5.4	m	100%
Novartis Grimsby Limited	London	GBP	250.0	m	100%
Advanced Accelerator Applications (UK & Ireland)	London	GBP	100		99.23%
Neutec Pharma Limited	London	GBP	7.7	m	100%
Gyroscope Therapeutics Limited	London	GBP	1 492		100%

United States of America
Novartis Corporation	East Hanover, NJ	USD	72.2	m	100%
Novartis Finance Corporation	East Hanover, NJ 2	USD	1 000		100%
Novartis Capital Corporation	East Hanover, NJ	USD	1		100%
Novartis Services, Inc.	East Hanover, NJ	USD	1		100%
Novartis US Foundation	East Hanover, NJ 3	--	--		--
Novartis Pharmaceuticals Corporation	East Hanover, NJ 2	USD	650		100%
Advanced Accelerator Applications USA, Inc.	Millburn, NJ	USD	1		99.23%
Novartis Gene Therapies, Inc.	Bannockburn, IL	USD	1		100%
Novartis Technology LLC	East Hanover, NJ 4	--	--		--
Novartis Institutes for BioMedical Research, Inc.	Cambridge, MA	USD	1		100%
Novartis Manufacturing LLC	East Hanover, NJ 4	--	--		--
Cadent Therapeutics, Inc.	Cambridge, MA	USD	0.1		100%
Endocyte, Inc.	East Hanover, NJ	USD	1		100%
Navigate BioPharma Services, Inc.	Carlsbad, CA	USD	1		100%
The Medicines Company	East Hanover, NJ	USD	1 000		100%
DTX Pharma, Inc.	San Diego, CA	USD	1		100%
Chinook Therapeutics, Inc.	Seattle, WA	USD	1		100%
Chinook Therapeutics U.S., Inc.	Seattle, WA	USD	1		100%

Venezuela
Novartis de Venezuela, S.A.	Caracas	VES	0		100%

Vietnam
Novartis Vietnam Company Limited	Ho Chi Minh City	VND	70	bn	100%

In addition, the Company is represented by subsidiaries and associated companies with total assets or net sales to third parties below USD 25 million in the following countries: Bosnia and Herzegovina, Bulgaria, Cameroon, Croatia, Ghana, Guatemala, Ivory Coast, Kenya, Kuwait, Nigeria, Peru, Senegal, Ukraine and Uruguay.

[1] Share capital may not reflect the taxable share capital and does not include any paid-in surplus.
[2] Significant subsidiary under SEC Regulation S-X Rule 1-02(w)
[3] Fully consolidated Foundation
[4] Fully consolidated entity
m = million; bn = billion

 Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Novartis AG
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novartis AG and its consolidated subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2023 and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novartis Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
Assessment of the recoverable amount for the Leqvio intangible asset
As discussed in Note 1 to the consolidated financial statements, the Company determined the recoverable amount of the intangible assets other than goodwill based on the fair value less costs of disposal method for which no directly observable market inputs were available. As discussed in Note 12, the Company has intangible assets other than goodwill totaling USD 26 879 million as of December 31, 2023, of which USD 6.8 billion related to the currently marketed product Leqvio.
We identified the assessment of the recoverable amount, specifically the sales forecasts, of the Leqvio intangible asset, as a critical audit matter. Significant auditor judgment and specialist skills and knowledge were required to assess the sales forecasts assumptions due to the high degree of subjectivity and estimation uncertainty involved. These sales forecasts assumptions were a significant input in the determination of the recoverable amount of the Leqvio intangible asset.
The following are the primary procedures we performed to address this critical audit matter:
• We evaluated the design and tested the operating effectiveness of a certain internal control related to the Company’s intangible asset impairment process for Leqvio, including the development of the sales forecasts;
• We evaluated the reasonableness of management’s sales forecasts for Leqvio by (1) comparing the sales forecasts assumptions to company-specific operational information and management’s communications to the Board of Directors, (2) comparing the most recent sales performance to previous drug launches, and (3) comparing the sales forecasts assumptions to available external market and industry data;
• We involved professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness and appropriateness of certain inputs to the sales forecasts (in particular, the epidemiological inputs); and
• We assessed management’s ability to accurately forecast sales by comparing historical sales forecasts for Leqvio to actual results.
Provisions for deductions from revenue related to US Managed Care, Medicare Part D and Medicaid rebate programs
As discussed in Note 1 to the consolidated financial statements, the Company records provisions for estimated rebates as a deduction from revenue when the related revenue is recognized. Rebates involve the use of assumptions and judgements in the determination of the provision rates at the time revenues are recorded. Provision rates are influenced by the terms and conditions in the individual agreements, historical experience, product sales and growth rate, population growth, product pricing, the mix of contracts and products, the level of inventory in the distribution channel, regulations, contracts, and channels and payers. As discussed in Note 23, provisions for deductions from revenue totaled USD 6 315 million as of December 31, 2023, a significant portion of which related to US Managed Care, Medicare Part D and Medicaid rebate programs (hereafter “US rebates”).
We identified the evaluation of the US rebates provisions a critical audit matter. The evaluation of the rebate provision rates required a high degree of subjective auditor judgment as it involved estimating the portion of the Company’s consolidated revenue which will ultimately be subject to a related rebate.
The following are the primary audit procedures we performed to address this critical audit matter:
• We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s US rebates process related to the development of the rebate provision rates;
• We developed our own independent expectation of the US rebates provisions, by using internal and external information, including historical experience and trend analysis of actual rebate claims paid, and comparing it to management’s actual recorded balances; and
• We assessed management’s ability to accurately estimate the US rebates provisions by comparing historically recorded provisions to the actual amount that was ultimately paid by the Company.

Valuation of the dividend-in-kind distribution liability to effect the spin-off of Sandoz Group AG
As discussed in Notes 1 and 2 to the consolidated financial statements, the dividend-in-kind to effect the spin-off of Sandoz Group AG (the Sandoz business) required the Company to recognize a distribution liability representing the fair value of the Sandoz business distributed of USD 13 962 million. The Company measured the distribution liability at the fair value of the Sandoz business net assets as a whole. Fair value was measured using the opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange and an estimated control premium.
We identified the valuation of the dividend-in-kind distribution liability, specifically the determination of a reasonable control premium, as a critical audit matter. Significant auditor judgment and specialist skills and knowledge were required to assess the control premium, which was sensitive to variation, such that minor changes in the assumption can cause significant changes in the valuation of the dividend-in-kind distribution liability and therefore on the resulting gain on distribution.
The following are the primary procedures we performed to address this critical audit matter:
• We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s valuation of the dividend-in-kind distribution liability, including controls relating to selecting the control premium estimate; and
• We involved valuation professionals with specialized skills and knowledge, who assisted in developing an independent control premium range by utilizing the premiums paid in historic transactions to acquire controlling interests in comparable companies.
/s/ KPMG AG
We have served as the Company’s auditor since 2022.
Basel, Switzerland
January 30, 2024

Report of Independent Registered Public Accounting Firm

To the shareholders and Board of Directors of Novartis AG
Opinion on the Financial Statements
We have audited the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows, and consolidated statement of changes in equity of Novartis AG and its subsidiaries (the “Company”) for the year ended December 31, 2021, including the related notes appearing under Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with International Financial Reporting Standards (“IFRS”) Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers AG
Basel, Switzerland
February 1, 2022, except for the effects of discontinued operations discussed in Note 1 to the consolidated financial statements, as to which the date is January 30, 2024
We served as the Company’s auditor from at least 1940 to 2022. We have not been able to determine the specific year we began serving as auditor of the Company’s predecessors.