Form 20-F
period 2024-12-31
NOVARTIS AG
filed 2025-01-31
CIK 1114448

NOVARTIS

US Securities & Exchange Commission Form 20-F 2024

As filed with the Securities and Exchange Commission on January 31, 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2024
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
1 975 089 248 ordinary shares
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
5.E Critical accounting estimates
Item 6. Directors, Senior Management and Employees
6.A Directors and senior management
6.B Compensation
6.C Board practices
6.D Employees
6.E Share ownership
6.F Disclosure of a registrant’s action to recover erroneously awarded compensation
Item 7. Major Shareholders and Related Party Transactions
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
10.J Annual report to security holders

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
In this Annual Report, references to “US dollars,” “USD” or “$” are to the lawful currency of the United States of America; references to “CHF” are to Swiss francs; references to “euro” or “EUR” are to the lawful currency of the member states of the European Union in which it is the official currency; references to the “United States” or to “US” are to the United States of America; references to the “European Union” or to “EU” are to the European Union and its 27 member states; references to “Latin America” are to Central and South America, including the Caribbean; references to “Australasia” are to Australia, New Zealand, Melanesia, Micronesia and Polynesia, unless the context otherwise requires; references to the “EC” are to the European Commission; references to “associates” are to employees of our affiliates; references to the “SEC” are to the US Securities and Exchange Commission; references to the “FDA” are to the US Food and Drug Administration; references to the “EMA” are to the European Medicines Agency, an agency of the EU; references to the “CHMP” are to the Committee for Medicinal Products for Human Use of the EMA; references to “ADR” or “ADRs” are to Novartis American Depositary Receipts; references to “ADS” or “ADSs” are to Novartis American Depositary Shares; references to the “NYSE” are to the New York Stock Exchange, and references to “SIX” are to the SIX Swiss Exchange; references to “ECN” are to the Executive Committee of Novartis; references to “xRNA” are to our ribonucleic acids (RNA) technology platform; references to “GSK” are to GlaxoSmithKline plc; references to “Roche” are to Roche Holding AG; references to “Gyroscope Therapeutics” are to Gyroscope Therapeutics Holdings plc; references to “ADACAP” are to Advanced Accelerator Applications S.A.; references to “Novartis Gene Therapies” are to Novartis Gene Therapies, Inc.; references to “Endocyte” are to Endocyte, Inc.; references to “Chinook” are to Chinook Therapeutics, Inc.; references to “DTx Pharma” are to DTx Pharma, Inc; references to “Kate Therapeutics” are to “Kate Therapeutics Inc.” and references to “MorphoSys” are to MorphoSys AG.
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
In particular, our expectations could be affected by, among other things:
• Uncertainties concerning trends toward healthcare cost-containment, including new laws and regulations, ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency
• Uncertainties regarding our ability to competitively discover and develop high-value medicines and new indications for our existing products in our focus therapeutic areas and technology platforms
• Uncertainties regarding the success of key products, commercial priorities and strategy, including our ability to maintain and grow our business and to replace revenue and income lost to generic, biosimilar and other competition
• Our ability to obtain or maintain proprietary intellectual property protection
• Our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities
• Uncertainties regarding development and adoption of advanced technologies, including artificial intelligence (AI)
• Our performance on environmental, social and governance matters
• Uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems and our ability to comply with cybersecurity and data privacy laws and regulations
• Uncertainties surrounding the implementation of our new IT projects and systems
• Our reliance on outsourcing key business functions to third parties
• Uncertainties regarding actual or potential legal or regulatory proceedings
• Safety, quality, data integrity or manufacturing issues
• Our ability to identify, attract, integrate, develop and retain key personnel and qualified individuals for critical roles
• Our ability to adapt to major geopolitical and macroeconomic developments
These risks and others are discussed in more detail in this Annual Report, including under “Item 3. Key Information—Item 3.D. Risk factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. It is not possible to predict or identify all risk to our business. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. We provide the information in this Annual Report as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this Annual Report as a result of new information, future events or otherwise.

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
Strategic risks
Pricing, reimbursement and access
Risk description
Pricing and reimbursement pressure, including pricing transparency and access to healthcare
Context and potential impact
Our business has continuously experienced significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products from governments, insurers and other payers. These pressures have many sources, including growth of healthcare costs as a percentage of gross domestic product; funding restrictions and policy changes; and public controversies, political debate, investigations and legal proceedings regarding pharmaceutical pricing. Pressures on pricing may negatively impact both our product pricing and the availability of our products.
In addition, we face numerous cost‑containment measures imposed by governments and other payers. These include government‑imposed, industrywide price reductions, mandatory pricing systems, reference pricing systems, payers limiting access to treatments based on cost‑benefit analyses, the importation of drugs from lower‑cost countries to higher‑cost countries, the shifting of the payment burden to patients through higher co‑payments and co-pay accumulator programs, the limiting of physicians’ ability to choose among competing medicines, the mandatory substitution of generic drugs for the patented equivalent, pressure on physicians to reduce the prescribing of patented prescription medicines, increasing pressure on intellectual property protections, and growing requirements for increased transparency on pricing. For more information on price controls, see “Item 4. Information on the Company—Item 4.B Business overview—Price controls.”
Recent macroeconomic and geopolitical trends may have an impact on the likelihood of these pricing and reimbursement pressures occurring. Slow economic growth and the onset and expansion of war in certain parts of the world (which has contributed to challenges such as high energy costs and inflation) have led to increased strain on fiscal budgets in many major economies. In addition, legislative developments such as those in the US (e.g., the Inflation Reduction Act, or IRA) and in Europe (e.g., the EU Joint Health Technology Assessment and 2023 EU Pharmaceutical Legislation Update) pose potential further pressures on pricing and timelines for reimbursement in these countries as legislators seek to reduce growth in healthcare spending. These external factors may materially affect our ability to protect value-based prices to achieve and maintain an acceptable return on our investments in the research and development of our products; and may impact our ability to research and develop new products. For example, in August 2024, we acceded to a “maximum fair price” under the US IRA for our cardiovascular drug Entresto for 2026 to avoid fines or the removal of all our products from both Medicare and Medicaid. Other products of ours may be selected for the Medicare Drug Price Negotiation Program in the US or other price negotiation programs in the future.

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
We operate in competitive and rapidly changing markets and could be adversely affected if we fail to keep pace with technological changes. Healthcare professionals, patients and payers may choose competitor products instead of ours for various reasons, including if they perceive them to be better in terms of efficacy, safety, cost, convenience or other reasons. The commercial success of our key products and launches in the face of increasing competition requires significant attention, management focus and resource allocation. Such competition could significantly affect the revenue from our products and our results of operations. This impact could also be compounded to the extent that such competition results in us making significant additional investments in research and development, marketing or sales. The continual development and usage of advanced technologies for new products and product enhancements is an important way in which we deliver our key commercial priorities and remain competitive. If we fail to keep pace with technological changes in our industry, including through the use of new and disruptive technologies such as artificial intelligence (AI), we may experience lower revenues and lower margins.
Furthermore, from time to time, we reassess how our business is organized to help ensure that we have the optimal structure with which to execute our strategy. An inability to successfully implement new organizational structures and operating models could have a material adverse effect on our results of operations and financial condition.
Research and development
Risk description
Failure to competitively discover and develop innovative medicines in our core therapeutic areas and leveraging our technology platforms
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
Failure to successfully develop our pipeline products is typically the result of the inherent uncertainty of science, suboptimal internal execution, or both. Key elements of internal execution include our ability to prioritize our investments in our highest potential value assets, optimize the transition of assets from research to development, integrate externally acquired assets in an efficient way, and execute the steps in our drug development process that enable our assets to be approved and reimbursed in a timely manner to positively impact clinical practice. We invest in new businesses, products, services and technologies, including AI, to achieve our goals, operate our business and reduce the time, effort and expense associated with identifying, developing and commercializing new products. Our investments in new technologies may not ultimately achieve the intended benefits, may not result in an adequate return of capital and, in pursuing new strategies, we may incur unanticipated liabilities. Further, a failure to successfully implement AI as part of our R&D strategy may put us at a competitive disadvantage and impact our productivity and pipeline value. For more information, see also “Item 4. Information on the Company—Item 4.B Business overview—Research and development.”
Our new products must undergo intensive preclinical and clinical testing and are approved by means of a highly complex, lengthy, and expensive approval process that varies substantially from country to country and may have specific requirements for the recruitment of patients for clinical trials. Additionally, if we fail to successfully progress late-stage assets and the core elements of drug development for key programs, this could have a negative impact on the development of our product pipeline, and ultimately on the success of our business and our financial results.
We may be unable to develop the necessary clinical evidence to support the desired indications and product profile for a particular disease that is needed to drive clinical adoption of our new products, and thereby achieve the full potential of our assets (also known as the “target product profile”). It is increasingly challenging to adequately recruit a sufficient number of patients in the US for clinical trials due to the cost and effort associated with expanding our operations for the recruitment of patients into such trials. Similarly, the post‑approval regulatory burden has also increased, and may continue to increase, as regulators are increasingly focused on long-term data. These requirements make the maintenance of regulatory approvals and label expansions for our products increasingly expensive, and further heighten the risk of recalls, product withdrawals, changes to product specifications, loss of market share, and loss of revenue and profitability.

The clinical testing, regulatory processes and post-approval activities described above have become, and may in the future continue to become, more difficult during pandemics and periods of geopolitical and economic uncertainty. This is due to challenges related to recruiting, enrolling and treating patients in clinical trials, as well as ensuring the supply of trial materials.
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
Intellectual property
Risk description
Expiry, assertion or loss of intellectual property protection
Context and potential impact
Many of our products are protected by intellectual property rights, including patents and regulatory exclusivities, which may provide us with exclusive rights to market those products for a limited time, to enable our purpose of reimagining medicine by sustainably financing our research and development. However, the strength and duration of those rights can vary significantly from product to product and from country to country, and they may be successfully challenged by third parties or governmental authorities.
If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from launching generic or biosimilar versions of our branded products or from using our proprietary technologies. Intellectual property protection relating to particular compound forms, uses, formulations, or processes may not preclude third parties from designing around our rights in order to compete with our products. Loss of intellectual property protection and the introduction of generic or biosimilar competition for a patented branded medicine in a country typically result in a significant reduction in net sales and operating income for the branded product. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the patent term or other intellectual property rights. Such competition can also result from the entry of generic or biosimilar versions of another medicine in the same therapeutic class as one of our drugs or in a competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our intellectual property by governmental authorities, or as a result of a general weakening of intellectual property and governing laws in certain countries around the world. In addition, generic or biosimilar manufacturers may sometimes launch products “at risk” before the final resolution of legal proceedings concerning the infringement or validity of relevant patents or regulatory exclusivities.
We also rely in all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets and other confidential information, which we seek to protect through various measures, including confidentiality agreements with employees, licensees, third-party collaborators, contractors and consultants who may have had access to such information. If these agreements are breached or our other protective measures should fail, we may not be able to prevent a third party from copying or otherwise obtaining and using our trade secrets or other intellectual property without authorization, and our contractual or other remedies may not be adequate to cover our losses. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.
In addition, third parties may claim that our products or business infringes, misappropriates or otherwise violates patents or other intellectual property rights held by them. Claims of intellectual property infringement, misappropriation or other violations can be costly and time-consuming to resolve and may delay or prevent product launches. If successful, these actions may involve payment of future royalties or damages (including treble damages on US sales if we are found to have willfully infringed valid patent rights of a third party) and may also involve injunctive relief requiring the removal of one or more dosage strengths of a product from the market (or removal of a therapeutic indication from the product’s approved labeling) for a period of time or throughout the life of the asserted intellectual property right. Such damages or such an injunction may have a material impact on our operating income and net sales. In any given year, we may experience a potentially significant impact on our net sales from products that have already lost intellectual property protection, as well as products that may lose protection during the year.
A third party may also claim that our owned or licensed patent rights are not infringed, or are invalid or unenforceable in a litigation. The outcome following such legal assertions is unpredictable, and the loss of patent rights as a result of such assertions could result in the introduction of generic or biosimilar competition for, and reduction in sales of, the branded product covered by such patent rights. The outcome may also result in our inability to obtain fair value for the use of our patents, or to obtain an injunction preventing the unlicensed practice of our patents. In addition, intellectual property protection in certain jurisdictions outside the EU and US is weak and we face heightened risks to our intellectual property rights in these jurisdictions, including competition with generic, infringing or counterfeit versions of our products at or after launch.

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
Alliances, acquisitions and integration
Risk description
Failure to identify, execute or realize the expected benefits from our external business opportunities
Context and potential impact
As part of our strategy as a focused innovative medicines company, we routinely evaluate external opportunities that could strengthen our portfolio by acquiring and divesting products, entering businesses or entering into strategic alliances and collaborations. Additionally, strategic deals with new technology platforms and early-stage companies contribute to our innovation. For example, in 2024, we closed the acquisitions of MorphoSys AG, Mariana Oncology and Kate Therapeutics, and entered into several strategic partnerships for the development and commercialization of innovative products across our core therapeutic areas. This strategy relies on our ability to identify strategic external business opportunities, which may be limited, including assessing the value of early-stage companies ahead of competition, and to close transactions with third parties on mutually acceptable terms. The market for clinical-stage assets and cutting-edge technology platforms within our core therapeutic areas is highly competitive and we may be unsuccessful in acquiring businesses or assets or entering into strategic partnerships that may complement our existing portfolio.
Once the key terms of a strategic transaction have been agreed with a third party, we may not be able to complete the transaction as the result of, among other things, disagreement on the contractual terms or negative due diligence results. In addition, we cannot be sure that pre-transaction due diligence will identify all possible issues that might arise during and after the transaction. Our efforts on such transactions can also divert management’s attention from our existing businesses and pursuing multiple transactions at the same time may impact our ability to efficiently conduct appropriate levels of pre-transaction technical due diligence, and to consummate such transactions.
After a transaction is closed, efforts to develop and commercialize acquired or licensed products, to integrate the acquired business or to achieve expected synergies may fail or may not fully meet expectations. This may occur due to difficulties in retaining key personnel, customers and suppliers; failure to obtain marketing approval or reimbursement within expected timeframes or at all; differences in corporate culture, standards, controls, processes and policies; or other factors. Transactions can also result in liabilities being incurred that were not known at the time of acquisition, or the creation of tax or accounting issues. Acquired businesses are not always in full compliance with legal, regulatory or Novartis standards, including, for example, current Good Manufacturing Practices (cGMP) or cGCP standards, which can be costly and time-consuming to remediate. Furthermore, our strategic alliances and collaborations with third parties may not achieve their intended goals and objectives within expected time frames, or at all. For more information about recent business acquisitions, see “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.”
Similarly, we cannot ensure that we will be able to successfully divest or spin off businesses or other assets that we have identified for this purpose; or that any completed divestment or spin-off will achieve the expected strategic benefits, operational efficiencies or opportunities; or that the divestment or spin-off will ultimately maximize shareholder value.
Environmental, social and governance matters
Risk description
Failure to meet rapidly evolving environmental, social and governance expectations
Context and potential impact
Increasingly, in addition to financial results, companies are being scrutinized by various stakeholders for their performance on a variety of environmental, social and governance (ESG) matters, which can impact the long-term sustainability of a company’s performance. An inability to successfully perform on ESG matters and to meet heightened and sometimes conflicting stakeholder expectations could result in negative impacts on our reputation, recruitment, retention, operations, financial results and share price.
Topics related to large societal changes such as social inequity, access to medicines and climate change are increasingly important to a wide range of our stakeholders. For example, a variety of organizations measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. In addition, investments in funds that specialize in companies that perform well in such assessments are popular, and major institutional investors have publicly emphasized the importance of such ESG measures in making their investment decisions. Our actions related to ESG topics may, in the long term, impact our operations and ability to achieve our strategic goals, and ultimately could have a potential negative impact on the value of Novartis.
We actively manage a broad range of ESG matters, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Our Sustainability & ESG Office, under guidance of the ESG Committee of the Executive Committee of Novartis, is tasked with developing our ESG strategy and tracking our performance against our ESG targets. Considering the fast pace of change of external expectations, including a range of upcoming regulations, there can be no certainty that we will manage such issues successfully, that the ESG standards we currently use to measure our performance against will remain the same, or that we will successfully meet society’s or investors’ expectations. Failure to meet rapidly evolving regulatory requirements, investor and societal expectations could also result in litigation or regulatory actions, which could have a material adverse impact on our reputation, recruitment, retention, operations, financial results, and share price. Additionally, partners in our value chain that we do not control may not comply with ESG commitments and goals we set for ourselves, which may have a negative impact on our business.
Sandoz spin-off
Risk description
We may not successfully achieve our goals related to our separation from Sandoz and our failure to do so may have an adverse impact on our business
Context and potential impact
In 2023, we completed the separation of Sandoz, our generics and biosimilars division, into a new Swiss publicly traded independent company, by way of a 100% spin-off. In connection with the Sandoz separation, we entered into a separation and distribution agreement and various other agreements. These agreements govern the separation and distribution and the relationship between Novartis and Sandoz going forward, including with respect to the allocation of assets and liabilities between Novartis and Sandoz. The agreements also provide for the performance of services by each company for the benefit of the other company for a period of time. The terms, scope and/or duration of these agreements could negatively impact our ability to pursue other strategic business interests as we will have to devote resources and capacity to fulfill our obligations that we may prefer to direct elsewhere. If we or Sandoz are unable to satisfy our respective obligations under these agreements, we could incur losses or experience operational challenges or difficulties. These agreements could also lead to disputes over the performance of obligations under these agreements or the allocation of our respective resources. For example, during the term of these agreements, we may have less flexibility to optimize our biologic manufacturing for our own products (or those of other third parties). In addition, pursuant to these agreements, we will perform technical development services for Sandoz, which may involve certain proprietary know-how. While we intend to retain the personnel involved in our technical research and development and to protect our trade secrets, provision of such services might create the incremental potential for the disclosure or misuse of such proprietary know-how, particularly in connection with technology transfer at the end of such arrangements.
Further, if the spin-off does not generally qualify as a tax-neutral transaction for Swiss and US federal income tax purposes, we, our shareholders, or both, could be subject to significant tax liabilities. The spin-off is intended to qualify for tax-neutral treatment for us and our shareholders for Swiss and US federal income tax purposes. If, however, the spin-off fails to qualify as tax-neutral for Swiss and US federal income tax purposes, we, our shareholders, or both, could recognize taxable gain with respect to the spin-off, resulting in Swiss and US income, withholding and capital gains tax consequences. In particular, if the spin-off does not qualify as tax neutral for Swiss and US federal income tax purposes, our shareholders who received shares of Sandoz in the spin-off as part of the separation would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Operational risks
Cybersecurity and data protection
Risk description
Cybersecurity breaches, data loss and catastrophic loss of IT systems
Context and potential impact
We are heavily dependent on critical, complex and interdependent information technology (IT) systems, including internet‑based systems to support our business processes. We also outsource significant parts of our IT infrastructure to third-party providers, including those who provide AI services and technology, and currently use these providers to perform business-critical IT services for us. We are therefore vulnerable to cybersecurity attacks and incidents on such networks and systems, whether our own or those of the third-party providers that we contract, and we have experienced, and may in the future experience, such cybersecurity threats and attacks. Cybersecurity threats and attacks take many forms, and the size, age and complexity of our IT systems make them potentially vulnerable to external and internal security threats; outages; malicious intrusions and attacks; cybercrimes, including state-sponsored cybercrimes; malware; ransomware; misplaced data, lost data or data errors; programming or human errors; or other similar events. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The risk of such threats and attacks has increased, in part due to the rise of AI, and as virtual and remote working have become more common, and sensitive data is accessed by employees working in less secure, home-based environments. In addition, due to our reliance on third-party providers, we have experienced, and may in the future experience, interruptions, delays or outages in IT service availability due to a variety of factors outside of our control, including technical failures, natural disasters, fraud, or security attacks experienced by or caused by third-party providers. Interruptions in the service provided by these third parties could affect our ability to perform critical tasks.
A significant information security or other event, such as a disruption or loss of availability of one or more of our IT systems, whether managed by us or a third-party service provider, has previously and could in the future negatively impact important business processes, such as the conduct of scientific research and clinical trials, the submission of data and information to health authorities, our manufacturing and supply chain processes, our shipments to customers, our compliance with legal obligations, and communication between employees and with third parties. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). IT issues have previously led to, and could in the future lead to, the compromise of trade secrets, confidential information or other intellectual property that could be sold and used by competitors to accelerate the development or manufacturing of competing products; the compromise of personal financial and health information; and the compromise of IT security data such as usernames, passwords and encryption keys, as well as security strategies and information about network infrastructure, which could allow unauthorized parties to gain access to additional systems or data. In addition, malfunctions in software or medical devices that make significant use of IT could lead to a risk of direct harm to patients. The costs related to significant security breaches or disruptions could be material and any cybersecurity insurance that we may have in place may not cover such expenses. If the information technology systems of our third-party providers become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
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
Talent and external workforce management
Risk description
Inability to identify, attract, develop and retain qualified talent for critical roles or to effectively manage our external workforce could hinder our growth and result in increased information security, data and legal compliance risks
Context and potential impact
We rely on identifying, attracting, developing and retaining a diverse, highly skilled workforce across our business and functions to achieve our objectives. If we are unable to sustain our supply of key personnel—including senior members of our scientific and management teams, high‑quality researchers and development specialists and skilled employees with key capabilities in key markets—our ability to achieve our major business objectives may be adversely affected. In addition, our brand and reputation could be negatively impacted.
The market for skilled talent has become increasingly competitive, and we anticipate this trend will persist in the long term. We face a challenge to attract and retain top talent in several areas, including biology, immunology, chemistry, clinical development, drug manufacturing, data, digital and IT, oncology, and advanced therapy platforms (i.e., gene and cell therapy, radioligand therapy and xRNA) and to maintain and strengthen our employer reputation. In addition, many pharmaceutical and biotechnology companies, universities and research centers, and government entities with significant capital are not only competing with us to attract the same skilled talent but are also aggressively pursuing our experienced talent. Additionally, if the performance of our leadership and management fail to build upon our capabilities, the results could be suboptimal performance of our teams and misalignment with strategic goals, and could hinder our ability to attract, develop and retain qualified talent in critical roles. Furthermore, if we are unable to retain and engage key talent of companies that we acquire and integrate, we may not be able to realize the full value of these acquisitions.
In recent years, we have adopted new ways of working that include location flexibility and increasingly recruiting from a global pool of talent. However, the success of our business continues to depend on having employees who possess local knowledge of, and experience in, our key markets. The external talent supply is especially limited in many of the geographies that are expected to be sources of growth for us. In the US, China and several other markets, the geographic mobility of talent is decreasing, as they find ample career opportunities available closer to home. Additionally, if we are unable to manage our external workforce effectively it could lead to suboptimal access to external capabilities, limited cost management, reduced engagement, increased IT and compliance risks, and impaired strategic decision-making.
The risks associated with the challenging talent market will be exacerbated if we are unable to retain and effectively develop employees, or to maintain an internal pipeline with critical skills, experiences, and leadership to deliver our business priorities. As a result, development, engagement, motivation, succession planning and performance rewards for our critical talent are essential to achieving our business priorities.

Strategic technology programs implementation
Risk description
Failure to successfully implement our IT strategy may disrupt our core business processes
Context and potential impact
We rely on various IT systems to operate our complex global business and several of our current IT systems are reaching the end of their useful life, which could cause disruptions to our operational stability. As a result, we are implementing several companywide IT programs to replace and consolidate outdated IT systems and to simplify and standardize our processes, systems and tools, and create a unified data marketplace. Implementation and operation of these new systems involves certain risks, including the potential for a failure of the new systems to operate as expected; a failure to properly integrate new systems with other systems we use; delays in adopting and scaling new systems; potential loss of data or information; a failure of, or potential issues with, systems related to our payment and procurement processes; compliance issues; and cost overruns and delays. Our inability to timely and successfully implement our IT strategy may prevent us from materializing expected business benefits or capitalizing on opportunities and could lead to business disruptions, cost inefficiencies and potential exposure to legal, regulatory and reputational risks as our internal controls could be negatively affected. Any disruptions or malfunctions of new systems could cause critical information to be delayed, lost, defective, corrupted, or rendered inadequate or inaccessible, which could negatively impact our operations, the effectiveness of our internal controls and financial condition.
Legal, regulatory, ethics and compliance
Risk description
Challenges posed by evolving legal and regulatory requirements, innovative and disruptive technologies, and societal expectations regarding ethical behavior
Context and potential impact
We are subject to an extensive and complex framework of laws and regulations across the jurisdictions in which we operate.
The laws and regulations relevant to the healthcare industry and applicable to us are broad in scope, are subject to change, and have evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our business practices. For example, we have been, are currently, and may in the future be, subject to various significant legal proceedings, such as private party litigation, government investigations and law enforcement actions worldwide. These types of matters may take various forms based on evolving government enforcement and private party litigation priorities, and could include, among other things, matters pertaining to: pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust and competition; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cyber and data security; use of technologies, including AI; data privacy; regulatory interactions; disclosure compliance; and intellectual property. Such matters can involve civil or criminal proceedings and can retroactively challenge practices previously considered to be legal.
There is also a risk that governance of our medical and patient support activities, and of our interactions with governments, public officials/institutions, healthcare professionals, healthcare organizations and patient organizations may be inadequate or fail, or that we may undertake activities based on improper or inadequate scientific justification.
New requirements may also be imposed on us due to changing government and societal expectations regarding the healthcare industry, and acceptable corporate behavior generally. For example, we are faced with laws and regulations requiring changes in how we do business, including with respect to disclosures concerning our interactions with healthcare professionals, healthcare organizations and patient organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, as well as information relating to the costs and prices for our products, which represent evolving standards of acceptable corporate behavior. These requirements may cause us to incur significant costs, including substantial time and additional resources, that are necessary to bring our interactions with healthcare professionals and organizations into compliance with these evolving standards. There is also an increased risk of noncompliance with applicable laws and regulations as we pursue new strategies and make organizational changes that may cause responsibilities for compliance matters to become unclear. An actual or alleged failure to comply with the law or with heightened public expectations could lead to substantial liabilities, fines, penalties or other losses that may not be covered by insurance adequately or at all.
Legal proceedings and investigations are inherently unpredictable, and significant judgments sometimes occur. Consequently, we may in the future incur judgments that could involve large payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages. In addition, such legal proceedings and investigations, even if meritless, may affect our reputation, may create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to civil litigation or criminal exposure. As a result, we have in the past and may again in the future enter into major settlements of such claims without bringing them to final legal adjudication, despite having potentially significant defenses against them, to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for extended periods. From time to time, we may also initiate challenges to laws or regulations that we believe are illegal or unconstitutional. The result of such litigation we may pursue is inherently uncertain and may negatively impact our business and reputation.

In addition, regardless of the outcome of any legal proceedings, such proceedings are costly and time-consuming and require significant attention from our management and could therefore have a material adverse effect on our business, financial condition, and results of operations.
For information on significant legal matters pending against us, see “Item 18. Financial Statements—Note 20. Provisions and other non‑current liabilities” and “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities.”
External partner risk management and human rights
Risk description
Failure to maintain adequate governance and risk oversight over external partner relationships, and failure of external partners to meet their contractual, regulatory or other obligations
Context and potential impact
We rely on external partners for the performance of certain key business functions and services, including, among others, research and development, manufacturing operations and warehousing and distribution, certain finance functions, sales and marketing activities and data management. Many of our external partners do not have internal compliance systems or resources comparable to ours. As a result, our investment and efforts in relation to external partner management include focusing on risk management and the oversight of such external partners.
Our reliance on external partners poses certain risks, including the misappropriation of our intellectual property, the failure of the external partner to comply with our standards, including regulatory standards; societal expectations; environmental, anti-bribery and human rights standards and regulations; quality assurance requirements; unexpected supply disruptions; breach of our agreement by the external partner; and the unexpected termination or nonrenewal of our agreement by the external partner. Any of these risks could result in legal claims or proceedings, liability under applicable laws or significant regulatory penalties, and could disrupt our operations and have a negative impact on our reputation.
In addition, governments require us, and the public may expect us, to take responsibility for and report on compliance with various human rights, responsible sourcing and environmental practices, as well as other actions of our external partners around the world.
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
Manufacturing and product quality
Risk description
Inability to ensure proper controls in product development and product manufacturing, and failure to comply with applicable regulations and standards
Context and potential impact
The development and manufacture of our products is complex and heavily regulated by governmental health authorities around the world, which may vary by country. Healthcare systems, healthcare providers and patients rely on us to meet the highest quality standards. Regardless of whether our products and the related raw materials are developed and manufactured at our own manufacturing sites or by third parties, we must ensure that all development, manufacturing, quality and supply processes comply with regulatory requirements, as well as our own quality standards in order to deliver novel therapies while ensuring patient safety. Failure to comply with regulatory requirements may result in warning letters, suspension of manufacturing, seizure of products, injunctions, product recalls, failure to secure product approvals, debarment, or harm to patients or our reputation.
In recent years, global health authorities have substantially intensified their scrutiny of manufacturers’ compliance with regulatory requirements. Any significant failure by us or our third-party suppliers to comply with regulatory requirements, or with health authorities’ expectations, may create the need to suspend clinical trials, suspend manufacturing, shut down production facilities or production lines, and recall clinical or commercial products. Additionally, we may acquire new companies or technology platforms that may not fully comply with regulatory requirements or expectations, which may pose legal, financial and reputation risks for us post-acquisition. A failure to fully comply with regulatory requirements could also lead to a delay in the approval of new products, an inability to ship or import our products, and significant penalties and reputational harm.
In addition, the technically complex manufacturing processes required to manufacture many of our products increase the risk of both production failures and product recalls, and can increase the cost of producing our goods. Some of our products require a supply of highly specialized raw materials, such as cell lines, tissue samples, bacteria, viral strains and radioisotopes. In addition, we manufacture and sell a number of sterile products, biologic products and products that involve advanced therapy platforms, such as gene and cell therapy, radioligand therapy, and xRNA, all of which are particularly complex and involve highly specialized manufacturing technologies. For more information, see “Item 4. Information on the Company—Item 4.B. Business overview—Production.” As a result, even slight deviations at any point in their production processes or in the materials used have led to, and may in the future lead to, production failures or recalls.

Supply chain
Risk description
Inability to maintain continuity of product supply
Context and potential impact
Many of our products are produced using technically complex manufacturing processes and require a supply of highly specialized raw materials. For some of our products and raw materials, we may rely on a single source of supply. In addition, we manufacture and sell a number of sterile products, biologic products, and products that involve advanced therapy platforms, such as gene and cell therapy, radioligand therapy, and xRNA, all of which are particularly complex and involve highly specialized manufacturing technologies. Due to this complexity, there is a risk of production and supply of critical raw materials failures, which may result in supply interruptions or product recalls due to manufactured products not meeting required specifications.
In addition, due to the inherent complexities of our manufacturing processes and the supply chains for advanced therapy platforms, we are required to plan our production activities and purchase of materials well in advance. If we suffer from third-party raw material shortages, underestimate market demand for a product, or fail to accurately predict when a new product will be approved for sale, then we may not be able to produce sufficient product to meet demand. These issues could be made worse during a pandemic, or as a result of macroeconomic factors or geopolitical events, such as military actions and wars in certain parts of the world, and could lead to a sudden increase in demand for selected medicinal products, resulting in the short-term unavailability of critical materials; logistical and supply challenges that may lead to our inability to ship products from one location to another due to restrictions imposed; or our inability to properly operate a manufacturing site due to restrictions imposed.
Our or our suppliers’ inability to manage such issues could lead to shutdowns, product shortages, or to us being entirely unable to supply products to patients for an extended period of time. Furthermore, as our products are intended to promote the health of patients, such shortages or shutdowns could harm our reputation and have led to, and could continue in the future to lead to, significant losses of sales revenue, potential litigation or allegations that the public health, or the health of individuals, has been harmed.
Data privacy
Risk description
Noncompliance with personal data protection laws and regulations
Context and potential impact
We operate in an industry that relies on the collection, processing, analysis and interpretation of large sets of patients’ and other individuals’ personal information, including via social media and mobile technologies. The operation of our business requires data to flow to our third-party contractors' systems and across the borders of numerous countries in which there are different, potentially conflicting, and frequently changing, data privacy laws in effect. Examples of such laws include: the EU General Data Protection Regulation (GDPR); Brazil’s General Personal Data Protection Law; the Personal Information Protection Law in China; and different comprehensive consumer privacy laws in multiple US states. Such laws impose stringent requirements on how we and third parties with whom we contract collect, share, export, protect or otherwise process personal information, and provide for significant penalties for noncompliance. Security breaches of our systems or those of our third-party contractors, or other failures to protect the data we collect from misuse or breach by third parties, could expose such personal information to unauthorized persons which could result in legal claims or proceedings, liability under applicable data privacy laws and significant regulatory penalties, and which could disrupt our operations and have a negative impact on our reputation.
Events involving the substantial loss or unlawful access or disclosure of personal information, use of personal information without a legal basis, or other privacy violations could give rise to significant liability, reputational harm, damaged relationships with business partners, and potentially substantial monetary penalties and other sanctions under laws enacted or being enacted around the world. Such events could also lead to restrictions on our ability to use personal information and/or transfer personal information across country borders, which could interfere with critical business operations. In addition, there is a trend of increasing divergence of data privacy legal frameworks, not only across these frameworks but also within individual legal frameworks themselves. This divergence may increase compliance costs, constrain the implementation of global business processes and may lead to different approaches on the use of health data for scientific research, which may have a negative impact on our business and operations.
Falsified medicines
Risk description
Impact of falsified medicines on patient safety, and reputational and financial harm to us and our products
Context and potential impact
We continue to be challenged by the vulnerability of distribution channels to falsified medicines, which, as defined by the World Health Organization, include counterfeit, stolen, tampered and illegally diverted medicines.
Falsified medicines pose patient safety risks and can be seriously harmful or life-threatening. Reports of adverse events related to falsified medicines and increased levels of falsified medicines in the healthcare system affect patient confidence in genuine medicines and in healthcare systems in general. These events could also cause us substantial reputational and financial harm, and potentially lead to litigation if the adverse event from a falsified medicine is mistakenly attributed to our products. Stolen or illegally diverted medicines that are not properly stored and are later sold through unauthorized channels could adversely impact patient safety, our reputation and our business. Furthermore, there is a direct financial loss when falsified medicines replace sales of our products, or our products are recalled following the discovery of falsified products.

Emerging risks
Geopolitical developments
Risk description
Impact of geo- and socio-political threats
Context and potential impact
Geopolitical and social tensions and conflicts, such as government shutdowns, changes in government administrations, sovereign risks, acts of war or aggression and terrorist activities, have both a direct and indirect impact on the pharmaceutical industry and our operations. As a result of such tensions conflicts, certain countries have adopted or may in the future adopt additional, protectionist measures including the imposition of tariffs. Tariffs that are intended to shield domestic markets from foreign competition and the possibility of additional trade restrictions, such as export controls, could have a material impact on our business. If tariffs or export controls on pharmaceutical products or active pharmaceutical ingredients (APIs) were increased in certain parts of the world, our supply chain and flow of our products could be immediately disrupted. There is also an additional risk that aggressive monetary and fiscal policies by governments and central banks to curb inflation may prompt market-specific recessions and raise the cost-of-living, further putting pressure on pricing and cost containment for the pharmaceutical industry.
Collectively, unstable geo- and socio-political conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions. This could potentially impact our ability to develop and supply our products to patients in an undisrupted fashion, and further erode reimbursement mechanisms for our medicines.
Macroeconomic developments
Risk description
Impact of macroeconomic developments
Context and potential impact
Our business may be impacted by deteriorating macroeconomic and financial conditions directly affecting us, our suppliers, payers and consumers. Given that patients, in many countries, directly pay a sizable and increasing portion of their own healthcare costs, there is a risk that patients may cut back on prescription drugs due to financial constraints.
Negative macroeconomic developments may also adversely affect the ability of payers, as well as our distributors, customers, suppliers, and service providers, to pay for our products or to buy necessary inventory or raw materials, and to perform their obligations under agreements with us. Weakening growth, unstable market conditions and rising debt service costs may also increase the credit risk of our counterparties. Although we make efforts to monitor the financial condition and liquidity of these third parties, our ability to do so is limited, and some of them may become unable to fulfill their obligations in a timely manner or may even become insolvent. These risks may be elevated with respect to our interactions with fiscally challenged government payers, or with third parties with substantial exposure to such payers.
At the same time, significant changes, and potential future volatility in financial markets, the consumer and business environment, the competitive landscape, and the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings, which may impact the success of our mid- and long-term planning.
Asset price corrections in financial markets may also result in lower returns on our financial investments. In addition, pricing pressures in developed markets resulting from efforts to reduce the cost of healthcare (e.g., the US IRA, which targets drug prices) may have a negative impact on our revenue and our net sales. In addition, inflation may have an impact on our operating costs in the form of higher prices for supplies, energy, raw materials, wages, and capital, which could reduce our net income.
Uncertainties around future central bank and other economic policies in the US and EU, including elevated interest rates, government shutdowns, debt ceilings or government funding, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries, such as appreciation of the US dollar, have also impacted, and may continue to have an unpredictable impact on our business, or results of operations, including the conversion of our operating results into our reporting currency, the US dollar, as well as the value of our investments in our pension plans.
For more information about the effect of price controls on our business, see “Item 4. Information on the Company—Item 4.B—Business overview—Price controls.” See also “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations,” “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Condensed consolidated balance sheets,” “Item 18. Financial Statements—Note 15. Trade receivables” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”
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
Climate change has triggered, and may continue to trigger, the adoption of new regulatory requirements across the globe, such as in Switzerland, the EU, the United Kingdom, or Australia, as well as rapidly evolving societal expectations. As a result, we may be required to increase our investment in technology to reduce our energy use, water use and greenhouse gas emissions. In addition, legislative and regulatory action, both current and in the future, includes or could include, carbon pricing, climate risk-related disclosures, and changes in zoning or building codes to increase climate resilience. As a result, the combined impact of these transition risks could increase our direct operating costs or be passed on to us through the impact on our supply chain. Further, any failure to achieve climate-related commitments we have made in the past, or that we make in the future, in the expected timeframe, or at all, could result in negative impacts on our reputation, our operations, and the price of our shares.
Climate change has created, and will continue to create, physical risks to our business and our supply chain. Some of our production facilities and supplier locations that depend on the availability of significant water supplies are located in areas where fresh water is increasingly scarce. Other facilities and suppliers are located in areas that, due to increasingly violent weather events, rising sea levels, or both, are increasingly at risk of substantial damage. In regions where such a risk is present, this has an impact not only on our own operations but also our distributed supply chain. Such events may result in the loss of life, increased costs, business interruptions, destruction of facilities, and disruption to healthcare systems that patients use to access our medicines.
Tax laws and developments
Risk description
Changes in tax laws or their application
Context and potential impact
Our multinational operations are taxed under the laws of the countries and other jurisdictions in which we operate. Changes in tax laws or in their application could lead to an increased risk of international tax disputes and an increase in our effective tax rate, which could adversely affect our financial results. The integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different countries as to the profits to be taxed in the individual countries, including potential disputes relating to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. Accruals for tax contingencies are made based on experience, interpretations of tax law, and judgments about potential actions by tax authorities. However, due to the complexity of tax contingencies, the ultimate resolution of any tax matter may result in payments materially different from the amounts accrued.
In 2019, the Organization for Economic Co-operation and Development (OECD) launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. This project achieved OECD political consensus in October 2021, and the detailed principles are still under discussion by the OECD and political leaders. The implementation of certain of these new OECD principles began in 2024 in certain countries, including Switzerland. However, some countries already announced postponement to 2025 while others have not taken any implementation steps so far. Once changes to the tax laws in any jurisdiction in which we operate are enacted or substantially enacted, we will be subject to the OECD minimum tax regime, the aim of which is to bring the total amount of taxes paid on our profit in a given jurisdiction up to a minimum rate of 15%. In June 2023, the Swiss public voted to approve an amendment to the Swiss Constitution that provides the legal basis for the implementation of an OECD compliant minimum tax in Switzerland. In December 2023, the Swiss Federal Council partially implemented the OECD 15% minimum tax for the financial year 2024 in the form of a qualified domestic top-up tax (QDMTT), which will be assessed on certain qualifying profits earned by companies domiciled in Switzerland. This QDMTT will not be applied to qualifying profits earned by a company’s affiliates domiciled in tax jurisdictions outside of Switzerland. In September 2024, the Swiss Federal Council announced implementation of the income inclusion rule in 2025 as a next step to further align with the new OECD global agreed standards. The timing and specific provisions of any further tax regulations remain subject to assessments in political and technical forums at both a federal and cantonal level.
Due to the ongoing discussion in many countries on the implementation and additional guidance from the OECD, the full impact of the OECD minimum tax project on our financial position, income statement and cash flows in the longer term cannot currently be estimated as the OECD continues to issue additional guidance aimed at providing more clarity on the application of the new global standards.
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
General risks
Indebtedness
Risk description
Our indebtedness could adversely affect our operations
Context and potential impact
As of December 31, 2024, we had USD 21.4 billion of non‑current financial debt, and USD 8.2 billion of current financial debt. Our current and long‑term debt requires us to dedicate a portion of our cash flow to service interest and principal payments and, if interest rates rise, this amount may increase. As a result, our existing debt may limit our ability to use our cash flow to fund capital expenditures, to engage in transactions, or to meet other capital needs, or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. Our debt could also limit our flexibility to plan for and react to changes in our business or industry, and increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Goodwill and intangible assets
Risk description
Goodwill and intangible assets resulting in significant impairment charges
Context and potential impact
We carry a significant amount of goodwill and other intangible assets on our consolidated balance sheet, including, in particular, substantial goodwill and other intangible assets obtained through acquisitions, including most recently through our acquisitions of Chinook Therapeutics, MorphoSys AG, Mariana Oncology and Kate Therapeutics. As a result, we have incurred, and may in the future incur further, significant impairment charges if the fair value of the intangible assets and the groupings of cash-generating units containing goodwill would be less than their carrying value on our consolidated balance sheet at any point in time.
We regularly review our intangible and tangible assets for impairment, including identifiable intangible assets and goodwill. If one or more events occur that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill and other intangible assets, such revision could result in an impairment charge in the period in which it occurs. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2024, for example, we recorded goodwill and intangible asset impairment charges of USD 1.4 billion.
For a detailed discussion about how we determine whether an impairment has occurred, what factors could result in an impairment, and the impact of impairment charges on our results of operations, see Item 18. Financial Statements—Note 1. Accounting policies” and “Item 18. Financial Statements—Note 11. Goodwill and intangible assets other than goodwill.”
Foreign currency exchange rates
Risk description
Negative effect on financial results due to foreign currency exchange rate fluctuations
Context and potential impact
Changes in exchange rates between the US dollar, which is our reporting currency, and other currencies has previously resulted in, and in the future may result in significant increases or decreases in our reported sales, costs and earnings as expressed in US dollars, and in the reported value of our assets, liabilities and cash flows.
In addition to ordinary market risk, there is a risk that countries could take affirmative steps that could significantly impact the value of their currencies. Such steps could include unconventional monetary policies, tariffs and potential withdrawals by countries from common currencies. In addition, countries facing local financial difficulties, including countries experiencing high inflation rates, and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Currency exchange controls and sanctions could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries.
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
For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

Key customers
Risk description
Concentration among our key customers
Context and potential impact
A significant portion of our global sales is made to a relatively small number of drug wholesalers, retail chains and other purchasing organizations. For example, our three most important customers globally accounted for approximately 17%, 13% and 7%, respectively, of net sales from continuing operations in 2024. The largest trade receivables outstanding were for these three customers, amounting to 19%, 12% and 7%, respectively, of the trade receivables at December 31, 2024. Historically, there has been a trend of consolidation among our customer base, which may continue in the future. As a result, we are exposed to a concentration of credit risk among our key customers. If one or more of our major customers experienced financial difficulties, the effect on us would be considerable, and could include a substantial loss of sales and an inability to collect amounts owed to us.
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
For a description of important corporate developments since January 1, 2022, see “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.” For information regarding the Company’s material commitments for capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Material contractual obligations and commitments.”
The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

4.B Business overview

Overview
Novartis is an innovative medicines company, engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines. Our purpose is to reimagine medicine to improve and extend people’s lives by leveraging our scientific expertise to find new ways to treat and cure disease. Our strategy is to focus on high-value, innovative medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. To support our strategy, we have clear focus areas where we commit most of our time, energy and resources. These core therapeutic areas are cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. For more information about our strategy, see “Item 5. Operating and Financial Review and Prospects—Overview—Our strategy.”
In 2024, Novartis achieved net sales from continuing operations of USD 50.3 billion, and net income from continuing operations amounted to USD 11.9 billion. Headquartered in Basel, Switzerland, we employed 75 883 full‑time equivalent employees as of December 31, 2024. Our products are sold in approximately 120 countries around the world.
Our operations are organized into the following five organizational units:
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

Key marketed products
The following summaries describe certain Novartis key marketed products in certain indications. These products are listed according to year-end net sales. Some of them have lost patent protection or are otherwise subject to generic competition, while others are subject to patent challenges by potential generic competitors (see “—Intellectual property” for general information on intellectual property and regulatory data protection, and for more information on the status of patents and exclusivity for certain key marketed products).
While we typically seek to sell our marketed products throughout the world, not all products and indications are available in every country. The indications described in these summaries may therefore vary by country. In addition, a product may be available under different brand names depending on country and indication.
• Entresto (sacubitril/valsartan) is an oral, first‑in‑class angiotensin receptor-neprilysin inhibitor. Entresto enhances the protective effects of a hormone system called the natriuretic peptide system, and simultaneously suppresses the harmful effects of a hormone system called the renin‑angiotensin‑aldosterone system. It is approved:
• In the US, the EU and other countries to treat adults who have symptomatic chronic heart failure with reduced ejection fraction (HFrEF). HFrEF is a disease in which the heart cannot pump blood efficiently
• In the US and other countries to treat adult patients with chronic heart failure with preserved ejection fraction (HFpEF). HFpEF is a disease in which the heart’s main pumping chamber (left ventricle) becomes stiff and unable to fill properly with blood
• In the US, the EU and other countries to treat children and adolescents aged 1 year and older who have symptomatic chronic heart failure with left ventricular systolic dysfunction
• In China, Japan and other countries to treat adult patients with essential hypertension (abnormally high blood pressure that is not the result of a medical condition)
• Cosentyx (secukinumab) is an injectable, fully human monoclonal antibody that selectively inhibits interleukin-17A (IL‑17A), a cytokine involved in several immunological diseases. It is approved in the US, the EU and other countries to treat:
• Adults and children aged 6 years and older with moderate‑to‑severe plaque psoriasis (this indication is also approved in China). Psoriasis is a debilitating systemic inflammatory disease that is characterized by the appearance of raised, red patches on the skin
• Adults with active non-radiographic axial spondyloarthritis (nr-axSpA). nr-axSpA is a long-term inflammatory disease that is characterized by chronic back pain and is not visible on X-rays
• Adults and children (aged 2 years and older in the US and 6 years and older in the EU) with active psoriatic arthritis (PsA). PsA is a type of progressive inflammatory arthritis that results in swollen and painful joints and tendons, which can cause structural damage to the bones and joints
• Adults with active ankylosing spondylitis (AS). AS is a progressive inflammatory disease that is characterized by chronic back pain, is generally visible on X-rays, and can cause structural damage to the bones and joints
• Children (aged 4 years and older in the US and 6 years and older in the EU) with active enthesitis-related arthritis (ERA) and children (aged 2 years and older in the US and 6 years and older in the EU) with active juvenile psoriatic arthritis (JPsA). ERA and JPsA are subtypes of juvenile idiopathic arthritis. If left untreated, they can lead to high levels of pain and disability
• Adults with moderate to severe hidradenitis suppurativa (HS). HS is a chronic skin disease that causes recurring boil-like lumps that may burst into open wounds and cause irreversible scarring, often in the most intimate parts of the body
An intravenous formulation of Cosentyx is approved in the US for the treatment of adults with active PsA, AS and nr-axSpA.
• Kesimpta (ofatumumab) is an anti-CD20 monoclonal antibody that enables the targeted depletion of B-cells, specifically in lymph nodes. Kesimpta is the only B-cell treatment for relapsing multiple sclerosis that is self-administered once-monthly via the Sensoready autoinjector pen, following three weekly starter doses. It is approved:
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
• Kisqali (ribociclib) is a selective oral cyclin‑dependent inhibitor of kinases 4 and 6 (CDK4/6) – two enzymes involved in the control of cell cycle progression. Kisqali is approved in the US, the EU and other countries to treat:
• Pre-, peri- and postmenopausal women, and men (US and other countries), with locally advanced or metastatic hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) breast cancer, in combination with an aromatase inhibitor as initial endocrine‑based therapy. HR+/HER2- breast cancer is the most common subtype of breast cancer
• Pre-, peri- (EU) and postmenopausal women, and men (US), with locally advanced or metastatic HR+/HER2- breast cancer, in combination with fulvestrant, as a first- or second-line therapy

• Adults with HR+/HER2- stage II and III early breast cancer at high risk of recurrence, as an adjuvant treatment in combination with an aromatase inhibitor (US)
• Patients with HR+/HER2- early breast cancer at high risk of recurrence, as an adjuvant treatment in combination with an aromatase inhibitor (EU)
Kisqali was developed by our Biomedical Research organizational unit (formerly the Novartis Institutes for BioMedical Research) under a research collaboration with Astex Pharmaceuticals.
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
• Tafinlar + Mekinist (dabrafenib + trametinib) is an oral combination therapy. Tafinlar and Mekinist are kinase inhibitors of the BRAF and MEK1/2 proteins, respectively, approved in combination to treat patients who have certain types of cancer with a change in the BRAF gene (called a BRAF V600 mutation), including:
• Adults in the US, the EU and other countries with unresectable or metastatic melanoma with a BRAF V600 mutation. Melanoma is a form of skin cancer; unresectable melanoma cannot be removed with surgery and metastatic melanoma has spread to other parts of the body. Tafinlar and Mekinist are also approved as single agents for this indication
• Adults in the US, the EU and other countries with stage III melanoma with a BRAF V600 mutation as an adjuvant treatment (following surgery)
• Adults in the US, the EU and other countries with advanced non-small cell lung cancer (NSCLC) with a BRAF V600 mutation. NSCLC is the most common type of lung cancer
• Adults and children aged 1 year and older in the US and other countries with unresectable or metastatic solid tumors with a BRAF V600E mutation whose cancer has progressed following prior treatment and who have no satisfactory alternative treatment options
• Children aged 1 year and older in the US, the EU and other countries with low-grade glioma with a BRAF V600E mutation who require systemic therapy. Low grade gliomas are tumors that develop from brain cells.
Approved indications and pharmaceutical forms vary by country. Tafinlar is provided in capsules and dispersible tablets. Mekinist is provided in tablets and powder for oral solution. Novartis has worldwide exclusive rights to develop, manufacture and commercialize trametinib granted by Japan Tobacco Inc.
• Jakavi (ruxolitinib) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first JAK1/JAK2 inhibitor approved in the EU and other countries to treat:
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
• Adults and children aged 6 years and older with moderate‑to‑severe, or severe, persistent allergic asthma
• Adults and children aged 12 years and older with chronic spontaneous urticaria/chronic idiopathic urticaria (hives)
• Adults with nasal polyps or severe chronic rhinosinusitis with nasal polyps (CRSwNP). CRSwNP is a chronic inflammation of the nose and the sinuses with the presence of benign lesions (nasal polyps) on the lining of the nasal sinuses or nasal cavity
Approved indications and pharmaceutical forms vary by country. Xolair is provided as lyophilized powder for reconstitution, and as liquid formulation in a pre‑filled syringe and pre-filled pen. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but Novartis does not record any US sales. Novartis records all sales of Xolair outside the US.
• Ilaris (canakinumab) is an injectable, selective, high-affinity, fully human monoclonal antibody that inhibits interleukin-1 beta (IL-1 beta), a key cytokine in the inflammatory pathway. It is approved in the US, the EU and other countries to treat patients with certain debilitating rare autoinflammatory disorders, including:
• Adults and children with periodic fever syndromes. Periodic fever syndromes are a set of rare disorders characterized by recurrent episodes of illness, with fever as the main symptom
• Patients with Still’s disease, including systemic juvenile idiopathic arthritis and adult-onset Still’s disease. Still’s disease is a disorder that causes fevers, rash and joint pain
• Adults with acute gouty arthritis (a non-rare indication). Gouty arthritis is a type of arthritis characterized by pain, redness, tenderness and swelling in one or more joints
Approved indications vary by country.
• Pluvicto (lutetium (177Lu) vipivotide tetraxetan) is an intravenous radioligand therapy combining a targeting compound (a ligand) with a therapeutic radionuclide (a radioactive particle, in this case lutetium-177). Pluvicto delivers beta radiation selectively to PSMA-positive cells and the surrounding cells while minimizing off-target effects. It is approved in the US, the EU and other countries to treat:
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
• Zolgensma (onasemnogene abeparvovec) is a one-time intravenous gene therapy designed to address the genetic root cause of spinal muscular atrophy (SMA) by replacing the function of the missing or nonworking SMN1 gene. Zolgensma delivers a new working copy of the human SMN gene into a patient’s cells. It is approved in the US, the EU and other countries to treat:
• Babies and young children who have SMA with biallelic mutations in the SMN1 gene. SMA is a rare, genetic neuromuscular disease resulting in the progressive and irreversible loss of motor neurons, affecting muscle functions, including breathing, swallowing and basic movement
Approved indications vary by country.
• Lucentis (ranibizumab) is a humanized, high-affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF‑A), a protein that can cause the growth of blood vessels in the eye, potentially leading to vision loss. Lucentis is an anti-VEGF therapy that is injected into the eye. It is approved in the EU and other countries to treat patients with certain eye conditions, including:
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
• Leqvio (inclisiran) is the first and only approved small-interfering RNA therapy to reduce LDL cholesterol, a risk factor for atherosclerotic cardiovascular disease (ASCVD), which is caused by plaque buildup in the arteries. Leqvio is administered by a healthcare professional twice a year as an injection, except in the first year of treatment where, following an initial dose, another dose is required after three months. It is approved:
• In the EU and other countries to treat adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia as an adjunct to diet. Leqvio is used in combination with a statin or statin with other lipid-lowering therapies in patients unable to reach LDL cholesterol goals with the maximum tolerated dose of a statin, or alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant or for whom a statin is contraindicated. Primary hypercholesterolemia and mixed dyslipidemia are disorders characterized by high levels of fats (lipids) in the blood

• In the US to treat adults with primary hyperlipidemia, including heterozygous familial hypercholesterolemia (HeFH), as an adjunct to diet and statin therapy to reduce LDL cholesterol. Primary hyperlipidemia, also known as high cholesterol, is characterized by high levels of fats in the blood
Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals, Inc.
• Lutathera (lutetium Lu 177 dotatate/lutetium (177Lu) oxodotreotide) is an intravenous targeted radioligand therapy approved in the US, the EU and other countries to treat:
• Patients with somatostatin receptor-positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs). GEP-NETs are rare tumors found in the digestive tract
Approved indications vary by country.
• Scemblix (asciminib) is an oral kinase inhibitor that works by binding to a part of the BCR-ABL protein called the ABL myristoyl pocket. It is approved:
• In the EU and other countries to treat adults with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in the chronic phase (CP) who have previously been treated with two or more tyrosine kinase inhibitors (TKIs). Ph+ CML is a cancer that starts in the blood-forming cells of bone marrow
• In the US to treat both newly diagnosed, and previously treated adults with Ph+ CML in CP
• In the US and other countries to treat adults with Ph+ CML in the chronic phase with the T315I mutation. The T315I mutation causes resistance to most available TKI therapies and, as a result, patients with this mutation would otherwise have limited treatment options
• Fabhalta (iptacopan) is an oral Factor B inhibitor of the alternative complement pathway, a part of the innate immune system involved in triggering inflammation and fighting infections. It is approved:
• In the US, the EU and other countries to treat adults with paroxysmal nocturnal hemoglobinuria (PNH). PNH is a rare chronic blood disorder in which red blood cells are susceptible to premature destruction by the complement system
• In the US, for the reduction of proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression (generally UPCR ≥1.5 g/g). IgAN is a progressive, rare disease in which the immune system attacks the kidneys, which can cause glomerular inflammation and proteinuria
Compounds in development
The following table provides an overview of key projects currently in the Confirmatory Development stage and may also describe certain projects in the Early Development stage. Projects typically enter Confirmatory Development and become the responsibility of our Development organizational unit during Phase II testing. (For more information about our drug development program, see “—Research and development—Development program.”) Projects are listed in alphabetical order by compound code, or by product name where applicable. Included are projects seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. The table below, entitled “Projects removed from the development table since 2023,” highlights changes to the table entitled “Selected development projects” from the previous year.
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
A reference to a project being in registration means that an application has been submitted to a health authority for marketing approval. Compounds and new indications in development are subject to required regulatory approvals and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in the Form 20‑F in any country or in every country. See “—Regulation” for more information on the approval process.

Selected development projects
Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

AVXS-101 (OAV101)	onasemno- gene abepar- vovec	Survival motor neuron (SMN) gene therapy	Spinal muscular atrophy (IT formulation)	Neuroscience	Intrathecal injection	2021	2025/III

Beovu	brolucizumab	VEGF inhibitor	Diabetic retinopathy	Global Health	Intravitreal injection	2024	Registration

Coartem	artemether + lumefantrine	PGH-1 (artemisinin combination therapy)	Malaria, uncomplicated (<5 kg patients)	Global Health	Oral	2024	Registration [1]

Cosentyx	secukinumab	IL‑17A inhibitor	Giant cell arteritis	Immunology	Subcutaneous injection	2021	2025/III

			Polymyalgia rheumatica	Immunology	Subcutaneous injection	2023	2026/III

DAK539 [2]	pelabresib	BET inhibitor	Myelofibrosis	Oncology	Oral	2024	TBD / III

EXV811	atrasentan	ETA receptor antagonist	IgA nephropathy	Cardiovascular, Renal and Metabolic	Oral	2024	US registration

Fabhalta (LNP023)	iptacopan	CFB inhibitor	C3 glomerulopathy	Cardiovascular, Renal and Metabolic	Oral	2024	US, EU registration

			IC-MPGN	Cardiovascular, Renal and Metabolic	Oral	2023	≥2028/III

			Atypical hemolytic uremic syndrome	Oncology	Oral	2021	≥2028/III

			Myasthenia gravis [3]	Neuroscience	Oral	2024	2027/III

FUB523	zigakibart	Anti-APRIL monoclonal antibody	IgA nephropathy	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	2027/III

KAE609	cipargamin	PfATP4 inhibitor	Malaria, uncomplicated	Global Health	Oral	2017	≥2028/II

			Malaria, severe	Global Health	Intravenous infusion	2022	≥2028/II

KLU156	ganaplacide + lumefantrine	Non-artemisinin plasmodium falciparum inhibitor	Malaria, uncomplicated	Global Health	Oral	2024	2026/III

Leqvio	inclisiran	siRNA (regulation of LDL-C)	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2018	2027/III

			Primary prevention cardiovascular risk reduction	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	≥2028/III

LOU064	remibrutinib	BTK inhibitor	Chronic spontaneous urticaria	Immunology	Oral	2021	2025/III

			Chronic inducible urticaria	Immunology	Oral	2023	2026/III

			Multiple sclerosis	Neuroscience	Oral	2021	2027/III

			Myasthenia gravis [3]	Neuroscience	Oral	2024	≥2028/III

Lutathera	lutetium Lu 177 dotatate/ lutetium (177Lu) oxodotreotide	Radioligand therapy targeting SSTR	Gastroenteropancreatic neuroendocrine tumors, 1st line in G2/3 tumors	Oncology	Intravenous infusion	2024	EU registration

LXE408	TBD	Proteasome inhibitor	Visceral leishmaniasis	Global Health	Oral	2022	≥2028/II

Pluvicto	lutetium Lu 177 vipivotide tetraxetan/ lutetium (177Lu) vipivotide tetraxetan	Radioligand therapy targeting PSMA	Metastatic castration-resistant prostate cancer, pre-taxane	Oncology	Intravenous infusion	2024	US registration

			Metastatic hormone-sensitive prostate cancer	Oncology	Intravenous infusion	2021	2025/III

			Oligometastatic prostate cancer [3]	Oncology	Intravenous infusion	2024	≥2028/III

TQJ230	pelacarsen	ASO targeting lipoprotein(a)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2019	2026/III

[1] Submission will use the MAGHP procedure in Switzerland to facilitate rapid approvals in the developing countries who are included in the MAGHP procedure
[2] Entered confirmatory development following the acquisition of MorphoSys AG
[3] Project added to selected development projects table in 2024 – entered Confirmatory Development

Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

VAY736	ianalumab	BAFF-R inhibitor	Lupus nephritis	Immunology	Subcutaneous injection	2022	≥2028/III

			Sjögren’s syndrome	Immunology	Subcutaneous injection	2022	2026/III

			Systemic lupus erythematosus	Immunology	Subcutaneous injection	2023	≥2028/III

			Systemic scleroderma [3]	Immunology	Subcutaneous injection	2024	≥2028/II

			Immune thrombocytopenia, 1st line	Oncology	Intravenous infusion	2023	2027/III

			Immune thrombocytopenia, 2nd line	Oncology	Intravenous infusion	2023	2027/III

			Warm autoimmune hemolytic anemia (wAIHA)	Oncology	Intravenous infusion	2022	2027/III

Vijoice	alpelisib	PI3K-alpha inhibitor	Lymphatic malformations	Oncology	Oral	2023	≥2028/III

YTB323	rapcabtagene autoleucel	CD19 CAR-T	Severe refractory lupus nephritis/ systemic lupus erythematosus	Immunology	Intravenous infusion	2023	≥2028/II

			High-risk large B-cell lymphoma, 1st line	Oncology	Intravenous infusion	2023	≥2028/II

			Systemic scleroderma [3]	Immunology	Intravenous infusion	2024	≥2028/II

			Myositis [3]	Immunology	Intravenous infusion	2024	≥2028/II

[1] Submission will use the MAGHP procedure in Switzerland to facilitate rapid approvals in the developing countries who are included in the MAGHP procedure
[2] Entered confirmatory development following the acquisition of MorphoSys AG
[3] Project added to selected development projects table in 2024 – entered Confirmatory Development
Projects removed from the development table since 2023
Compound/product	Potential indication	Change	Reason

Fabhalta	IgA nephropathy	Commercialized

Kisqali	Hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) early breast cancer (adjuvant)	Commercialized

Scemblix	Chronic myeloid leukemia, 1st line	Commercialized

Xolair	Food allergy	Commercialized

Cosentyx	Rotator cuff tendinopathy	Removed	Development discontinued

CFZ533	Sjögren’s syndrome	Removed	Development discontinued

JDQ443	Non-small cell lung cancer (monotherapy and/or combination therapy)	Removed	Development discontinued

LNA043	Osteoarthritis	Removed	Development discontinued

QGE031	Food allergy	Removed	Development discontinued

XXB750	Hypertension	Removed	Development discontinued

Principal markets
Novartis sells products in approximately 120 countries worldwide. Net sales are primarily concentrated in the US and Europe. The following table sets forth aggregate net sales by region for each of the last three years:
	2024 net sales		2023 net sales		2022 net sales

	USD millions	%	USD millions	%	USD millions	%

United States	21 146	42	17 959	40	15 935	38

Europe	15 557	31	14 997	33	14 371	34

Asia, Africa, Australasia	10 021	20	9 308	20	8 978	21

Canada and Latin America	3 593	7	3 176	7	2 922	7

Total	50 317	100	45 440	100	42 206	100

Of which in established markets [1]	37 371	74	33 725	74	31 386	74

Of which in emerging growth markets [1]	12 946	26	11 715	26	10 820	26

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
We manufacture our products across the following technologies at facilities worldwide: large molecules, small molecules, cell and gene therapy, xRNA therapy and radioligand therapy (see also “—Item 4.D Property, plants and equipment”). We are continuing to integrate ADACAP manufacturing sites into our existing manufacturing and supply structure for radioligand therapies. In addition, we generate contract manufacturing sales from chemistry, biotherapeutics, xRNA and cell and gene therapy, including fill and finish activities, which we include under “established brands” in our consolidated financial statements (see “Item 18. Financial Statements—Note 4. Revenues and geographic information”).
In our manufacturing network, we maintain state‑of‑the‑art processes, with quality as a priority, and require our suppliers to adhere to the same high standards we expect from our own people and processes. These processes include chemical and biological syntheses; radioisotope handling; sterile processing, including CAR-T cell processing; gene modification and delivery; and formulation and packaging. We are constantly working to improve our existing manufacturing processes, develop new and innovative technologies, and review and adapt our manufacturing network to maintain quality in our manufacturing processes and supply of products to customers and patients.
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
Because the manufacturing of our products is complex and highly regulated by governmental health authorities and other regulators, uninterrupted supply cannot be guaranteed. If we or our third-party suppliers fail to comply with applicable regulations, then there could be a product recall or other disruption to our production activities. We have experienced supply interruptions for our products in the past, and there can be no assurance that supply will not be interrupted again in the future. For more information on the risks related to the manufacturing of our products, see “Item 3. Key Information—Item 3.D Risk factors—Manufacturing and product quality—Inability to ensure proper controls in product development and product manufacturing, and failure to comply with applicable regulations and standards.” We have implemented a global manufacturing strategy to maximize business continuity in case of such events.
Marketing and sales
Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers, and government-supported healthcare systems. We reach healthcare professionals and patients in many markets and across our core therapeutic areas through integrated channels including field force operations, patient support programs and Novartis-owned digital platforms.
We have 19 135 full-time equivalent field force employees, as of December 31, 2024, including supervisors and administrative personnel. These trained representatives present the therapeutic benefits and risks of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations and other healthcare professionals. In the US, Novartis advertises certain products via digital and traditional media channels, including the internet, television, newspapers and magazines. Novartis also pursues co‑promotion or co‑marketing opportunities as well as licensing and distribution agreements with other companies in various markets.
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
The growing number of so‑called “specialty” drugs in our portfolio, such as Cosentyx and Kesimpta, has resulted in increased engagement with specialty pharmacies. Because many of these drugs require special handling and administration, we are rolling out patient support programs across our priority markets that serve as a central resource for onboarding, education and support to help patients navigate their healthcare.
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
Drug pricing is an increasingly prominent issue in many countries as healthcare spending continues to rise. This issue has received significant attention in the US, especially with the passage of the Inflation Reduction Act (see “—Price controls” for more information). At Novartis, we aim to enable patient access through innovative pricing and access initiatives in the US, Europe and other markets. These include contract structures such as pay-over-time and outcome-based agreements.
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
We manage our research and development expenditures across our entire portfolio in accordance with our strategic priorities. We make decisions about whether or not to proceed with development projects on a project‑by‑project basis. These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company. Once a management decision has been made to proceed with the development of a therapeutic candidate, the level of research and development investment required will be driven by many factors. These include the medical indications for which it is being developed, the number, sequence and timing of indications being pursued, whether the therapeutic candidate is of a chemical or biological nature, the stage of development, and the level of evidence necessary to demonstrate clinical efficacy and safety.
Research program
Our research and early development program is conducted by our Biomedical Research organizational unit, which is the innovation engine of Novartis. This unit is responsible for the discovery and first clinical evaluation of new medicines that bring value for patients and the Company. This requires hiring and retaining highly talented employees, focusing on fundamental disease mechanisms that are relevant across different disease areas, continuously improving technologies for drug discovery and potential therapies, working with patients to understand their diseases and the potential benefits of therapies, forming close alliances with clinical and commercial colleagues, and establishing strategic external alliances.
We have 5 582 full‑time-equivalent scientists, physicians and business professionals at Biomedical Research sites in Basel, Switzerland; Cambridge, Massachusetts; East Hanover, New Jersey; San Diego, California; and Emeryville, California. They contribute to research in our core therapeutic areas of cardiovascular, renal and metabolic diseases; neuroscience; oncology; and immunology, among others. Research at the Friedrich Miescher Institute focuses on basic genetic and genomic research, and our Global Health Disease Area (formerly the Novartis Institute for Tropical Diseases) focuses on discovering new medicines to fight tropical diseases, including malaria and cryptosporidiosis.
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

Development program
Our Development organizational unit oversees and executes drug development activities in our core therapeutic areas, working collaboratively with Biomedical Research, our commercial units and other parts of the Company on our overall pipeline strategy. It includes centralized functions such as Regulatory Affairs, Medical Affairs and Global Clinical Operations, and has 12 773 full‑time equivalent employees worldwide.
The traditional model of clinical development consists of three phases:
Phase I: The first clinical trials of a new compound – generally performed in a small number of healthy human volunteers or patients (e.g., in oncology) – to assess the drug’s safety profile, including the safe dosage range. These trials also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action.
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
Although we use this traditional model, we take a flexible and efficient approach based on close collaboration across R&D, enabling Development teams to initiate later-stage planning in parallel with early evaluations and research teams to better support later-stage activities.
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
To support our R&D strategy, we are investing in AI and other technologies that have the potential to enhance and accelerate the delivery of innovative medicines to patients. We are working with partners on scalable projects in early-stage research and in clinical development to help improve our decision-making and generate actionable insights across our core therapeutic areas—from designing new compounds to predicting drug safety and conducting clinical trials. In addition, we are continuously adapting our organizational setup to drive a leading and sustainable R&D performance, by building future capabilities across our Development organization and accessing global talent pools.
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
In May 2024, Novartis acquired Mariana Oncology, a US based, preclinical biotechnology company focused on developing novel radioligand therapies across a range of solid tumors. The acquisition brings a robust portfolio of RLT programs, including MC-339, an actinium-based RLT being investigated in small cell lung cancer.
In May 2024, Novartis acquired an 89.7% interest in MorphoSys AG, a German based biopharmaceuticals company, which owns the following assets: pelabresib (late-stage BET inhibitor for myelofibrosis) and tulmimetostat (early-stage dual EZH2 and EZH1 inhibitor for solid tumors or lymphomas). In October 2024, Novartis completed the acquisition of the remaining outstanding shares of MorphoSys AG, making MorphoSys AG a wholly-owned subsidiary of Novartis.
Additionally in October 2024, Novartis acquired Kate Therapeutics, Inc., a US based, preclinical biotechnology company focused on developing adeno-associated viruses (AAV)-based gene therapies to treat genetically defined muscle and heart diseases.
For more information about recent business acquisitions, see “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.”
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
Under both the mutual recognition procedure (MRP) and the decentralized procedure (DCP), the assessment is led by one member state, called the reference member state (RMS), which then liaises with other member states, known as the concerned member states. In the MRP, the company first obtains a marketing authorization in the RMS, which is then recognized by the concerned member states within 90 days. In the DCP, the application is done simultaneously in the RMS and all concerned member states. During the DCP, the RMS drafts an assessment report within 120 days. Within an additional 90 days, the concerned member states review the application and can issue objections or requests for additional information. On Day 90, each concerned member state must be assured that the product is safe and effective, and that it will cause no undue risks to the public health. Once an agreement has been reached, each member state grants national marketing authorizations for the product.
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
Direct governmental efforts to control prices
United States: The Inflation Reduction Act of 2022 (IRA), signed into law in August 2022, mandates that eligible Medicare Part B and Part D drugs participate in what the statute calls the Drug Price Negotiation Program (Program); redesigned the Medicare Part D benefit, including a USD 2 000 out-of-pocket cap for Medicare beneficiaries going into effect in 2025; and imposed penalties for Medicare drugs that increase in price faster than the rate of inflation. Under the Program, the US government will set Medicare prices for selected products it has defined as single-sourced small-molecule drugs that have been on the market for seven years following FDA approval as well as single-sourced biologics that have been on the market for 11 years after FDA approval, and will become effective for selected drugs two years later (nine years after FDA approval for eligible small molecules and 13 years after FDA approval for eligible biologics).
Medicare drugs with the highest total cost to the US government are selected for the Program as they become eligible. Exemptions include orphan drugs with a designation for one rare disease or condition, drugs with a total cost to Medicare of less than USD 200 million, and plasma-derived drugs.
The IRA will be implemented as follows:
• 10 eligible Medicare Part D drugs in 2026
• An additional 15 eligible Medicare Part D drugs in 2027
• An additional 15 eligible combined Medicare Part B and Part D drugs in 2028
• An additional 20 eligible combined Medicare Part B and Part D drugs in 2029
• An additional 20 eligible combined Medicare Part B and Part D drugs each year after 2029
On August 29, 2023, the US government released the list of the first 10 drugs to be subject to the Program, and Entresto was one of the selected products. Novartis has completed the process of participating because manufacturers that refuse to participate are subject to an excise tax of up to 95% of sales. Novartis has filed a lawsuit against the US Department of Health and Human Services (HHS) and the US Centers for Medicare & Medicaid Services because we believe the IRA’s drug price-setting provisions are unconstitutional and will have long-lasting negative consequences for patients by limiting access to medicines now and in the future (for more information, see “Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities”). We also expect to be affected by other provisions of the IRA, such as price increase penalties for Medicare drugs, and new mandatory rebates on eligible Medicare Part D sales.
In addition, as of December 31, 2024, 24 US states had passed legislation intended to impact pricing or requiring manufacturers to report price increases to states, with eight of these states also allowing for drug affordability (i.e., price control) review boards. The disclosure requirements vary by state. Many states require multiple types of reporting, including for new drug applications, new drug launches, prior notice of price increases, and quarterly or annual reporting.
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
Cross‑border sales
Price controls in one country can have an impact in other countries as a result of cross‑border sales. In the EU, products that we have sold to customers in countries with stringent price controls can be legally resold to customers in other EU countries at a lower price than the price at which the product is otherwise available in the importing country (known as parallel trade). In North America, products that we have sold to customers in Canada – which has relatively stringent price controls – are sometimes resold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Reimportation from Canada and other countries into the US for commercial purposes is currently illegal. An exception is that states may seek approval from the Secretary of HHS to establish a Canadian drug importation program. Seven US states (Colorado, Florida, Maine, New Hampshire, New Mexico, Texas and Vermont) have enacted laws authorizing the establishment of such a program. However, the Secretary of the HHS must approve each state importation plan before it can be implemented. As of December 31, 2024, Florida is the only state to receive FDA approval for a state importation plan, but has not yet implemented it.
We expect that pressures on pricing will continue worldwide and will likely increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.

Intellectual property
Intellectual property (IP) rights, including patents, trademarks, copyrights, know-how, and trade secrets, as well as regulatory-based protections, are essential to our business as an innovative medicines company and protect our innovation and investments in research and development, manufacturing, and marketing of our products.
Patents
Patents may cover a product itself, including the product’s active ingredient or other ingredients and its formulation. Patents may also cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. In addition, patents may cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. Further, patents may cover tests for certain diseases or biomarkers – which can improve patient outcomes when administered with certain drugs – as well as assays, research tools, and other techniques used to identify new drugs.
United States
• In the US, an issued patent will generally receive a term of 20 years from the earliest application filing date and may be eligible for potential patent term adjustments if there are delays in prosecution of the patent by the United States Patent and Trademark Office (USPTO).
• A US pharmaceutical patent may also be eligible for a patent term extension (PTE) given that the development of a pharmaceutical product and its review by the FDA can take an extended period of time. PTE provides an extension of patent term to compensate for the time taken to conduct clinical trials and for the FDA’s review process. The PTE may only extend the patent term for a maximum of five years and may not extend the patent term beyond 14 years from regulatory approval. For a patent to be eligible for PTE, the patent must claim the product, a method of using the product, or a method of manufacturing the product. In addition, only one patent may be extended for any product.
European Union
• Patent applications in Europe may be filed in the European Patent Office (EPO) or in the patent offices of particular countries. The term of a patent granted by the EPO or an EU country’s patent office is 20 years from the earliest application filing date. A patent issued by the EPO may also become a Unitary Patent, enforceable in multiple countries in the EU.
• Given that the development of a pharmaceutical product and its review by health authorities in the EU can take an extended period of time, a pharmaceutical patent in the EU may be eligible for a patent term extension that is called a supplementary protection certificate (SPC). An SPC may only extend the term of a patent for a maximum of five years, and may not extend the term of the patent beyond 15 years from the date of the first EU marketing authorization for the product covered by the patent. There is no unified procedure among countries in the EU for obtaining an SPC and SPCs must be applied for and granted on a country-by-country basis.
Whether we are granted PTEs or SPCs, and the duration thereof, may depend upon many factors, including whether we have exercised due diligence during the product testing phase or regulatory review process, have applied for the extension within applicable deadlines, and satisfied all other applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.
RDP and market exclusivity
In addition to patent protection, various countries provide regulatory-based protection, including regulatory data protection (RDP) and/or other market exclusivities, for a prescribed period of time. RDP provides exclusivity that precludes a potential competitor from filing a regulatory application that relies on the sponsor’s clinical trial data, or that precludes the regulatory authority from approving the application for a set period of time.
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
• The FDA may also request that a sponsor conduct pediatric studies and, in exchange, it will grant an additional six-month period of pediatric market exclusivity if the sponsor makes a timely submission of the reports of the pediatric studies in response to the FDA’s written request. The sponsor must also have a patent-based and/or regulatory-based exclusivity period for the product to which the pediatric market exclusivity is appended.
• Orphan drug exclusivity (ODE) provides seven years of market exclusivity for drugs designated by the FDA as orphan drugs, meaning drugs that treat rare diseases affecting fewer than 200 000 people in the US. During this period, a potential competitor generally may not market the same or similar drug for the same indication even if the competitor’s application does not rely on data from the sponsor.
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
• ODE provides for 10 years of market exclusivity, during which time an application for the same or similar medicine for the same indication will not generally be accepted or granted. Under certain circumstances, this exclusivity can be extended with a two-year pediatric extension.

Third-party patents and challenges to intellectual property
Third parties can challenge our IP, including patents, PTEs, SPCs, RDP, and marketing exclusivities (such as pediatric extensions and ODE), through various proceedings. For example, patents in the US can be challenged in the USPTO through various proceedings, including inter partes review (IPR) and post-grant review (PGR) proceedings. They may also be challenged through patent infringement litigation under the Abbreviated New Drug Application (ANDA) provisions of the Hatch-Waxman Act or under the Biologics Price Competition and Innovation Act (BPCIA). In the EU, patents may be challenged through oppositions in the EPO, revocation actions before the Unified Patent Court, or national patents may be challenged in national courts or national patent offices. The outcomes of such challenges can be difficult to predict.
In addition to directly challenging our IP rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our patents or marketing the generic product for non-patent-protected indications, or filing a separate New Drug Application (NDA) under the Hatch-Waxman Act (typically referred to as a 505(b)(2) application). Despite RDP, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application and avoid our RDP altogether. There is a risk that some countries may seek to impose limitations on or seek not to recognize the availability of IP rights for pharmaceutical products, or limit the extent to which such rights may be enforced. Additionally, even though we may own, co-own or in-license patents protecting our products, and conduct freedom-to-operate analyses, a third party may nevertheless assert that one of our products infringes or otherwise violates a third-party patent or other intellectual property right for which we do not have a license, seeking remedies such as monetary damages or an injunction against our continued marketing of the product.
As a result, there can be no assurance that our IP rights will protect our products or that we will be able to avoid adverse effects from the loss of IP protection or from third-party patents or other intellectual property rights in the future. For more information on the risks related to IP, see “Item 3. Key Information—Item 3.D Risk factors—Intellectual property—Expiry, assertion or loss of intellectual property protection.”
Intellectual property protection for certain key marketed products and compounds in development
The following chart lists our key marketed products together with the year in which, unless otherwise indicated, the basic composition of matter (CoM) patent protection (including granted PTEs, granted SPCs, and granted pediatric exclusivity periods) or regulatory exclusivity (for example, RDP or ODE), whichever lasts longer, is currently estimated to expire in the US and EU. We also sell these products in other countries, but do not include exclusivity loss on a country-by-country basis, which may vary considerably from the estimated loss in the US and EU. Generally, the dates in the table below for each of the products are estimated only for the purpose of business or financial planning. Moreover, where applicable, we provide information regarding current challenges involving the patents or regulatory exclusivities expiring on the listed dates. In addition, we may own, co-own, control, or have rights to additional, later-expiring patents relating, for example, to compound forms, methods of treatment or use, formulations, devices, processes, product-by-process, synthesis, purification, and assays. We may also be seeking or may have been granted forms of regulatory exclusivity that may expire later than the dates shown below. These later-expiring patents or RDP may or may not protect our products from generic or biosimilar competition after the date specified.
It is not possible to predict with certainty the length of patent or regulatory-based market exclusivity for any of our products because of the complex interaction between patent and regulatory forms of exclusivity and inherent uncertainties regarding IP litigation. There can be no assurance that a particular product will receive patent or regulatory-based market exclusivity for the full period of time that we estimate, or at all, and the products listed below may face generic or biosimilar competition in the US or EU earlier than the dates listed below. See “Item 3. Key Information—Item 3.D Risk factors—Intellectual property—Expiry, assertion or loss of intellectual property protection” for additional information.

Product	Year of Expiration (US)	Year of Expiration (EU)[1]

Entresto	2025 [2]	2026

Cosentyx	2029	2030

Kesimpta	2031	CoM patent expired [3]

Kisqali	2031 [4]	2032

Promacta/Revolade	CoM patent expired	2025

Tafinlar	2030	2029

Mekinist	2027	2029

Use of Mekinist with Tafinlar or Tafinlar with Mekinist	2031	2030

Jakavi	N/A	2027

Xolair	N/A	CoM patent expired [3]

Tasigna	CoM patent expired	CoM patent expired

Ilaris	CoM patent expired [3]	2025

Pluvicto	2034 [5]	2034 [5]

Zolgensma	2033	2033

Leqvio	2034 [5]	2035

Scemblix	2033 [5]	2037

Lutathera	2025 [6]	2027

Fabhalta	2034 [5]	2034 [5]

[1] SPC expiry dates are listed when an SPC has been granted in at least one of the following European markets: France, Germany, Italy, Spain, and the United Kingdom.
[2] Certain patents (including those expiring in 2025, 2026, and 2036) are being challenged in ANDA proceedings by generic manufacturers. In January 2025, the U.S. Court of Appeals for the Federal Circuit issued a decision confirming the validity of a combination patent expiring in July 2025 (with pediatric exclusivity).

[3] There is no generic or biosimilar competition for this product in this market.
[4] A CoM patent expiring in 2031 and other patents are being challenged in ANDA proceedings against generic manufacturers.
[5] We have applied for a PTE or SPC which is pending.
[6] ODE is not challenged, but formulation patents (expiring in 2038 or 2039 (with pediatric exclusivity)) are being challenged in patent proceedings against manufacturers having FDA applications referencing Lutathera.

Established Brands
Lucentis faces generic competition in the EU. For Sandostatin SC, there is generic competition in the US and the EU. For Sandostatin LAR, there is generic competition in the US and in most EU countries.
Compounds in development
We provide certain patent information for non-marketed compounds in development that have been submitted to the FDA and/or the EMA for registration but have not yet been approved by either agency. For these products, Novartis will seek all appropriate RDP, will continue to seek additional intellectual property protection for significant product developments, and will apply for PTEs and SPCs in keeping with the great importance we attach to intellectual property.
Trademarks
Our products are sold under brand names and logos which are generally protected as trademarks and/or through related intellectual property rights. Trademark registrations are for fixed, but renewable, terms and protection is provided, depending on the country, for as long as the trademark is registered and/or in use. Protecting our trademarks is of material importance to us

4.C Organizational structure

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
Our Operations organizational unit manages the production, quality and supply chain of our products through a network of 33 manufacturing sites, as well as through external suppliers, and warehouse and distribution centers. In addition, our Operations organizational unit also manages non-production real estate owned or leased by Novartis around the world.
The following table sets forth our major headquarters and most significant production, research and development, and administrative facilities. See also “—Item 4.B Business overview—Production” for a discussion of our manufacturing processes.
Major facilities
Location	Size of site (in square meters)	Major activity

Basel, Switzerland – St. Johann	481 448	Global Company headquarters; International organizational unit headquarters; research and development; production of drug substances and drug intermediates

Kundl and Schaftenau, Austria	480 000	Production of biotechnological products, active drug substances and nucleic acids, drug products and finished products; product development

East Hanover, New Jersey, US	258 180	US organizational unit headquarters; research and development

Cambridge, Massachusetts, US	179 939	Research and development

Menges, Slovenia	166 591	Production of small molecules and large molecules drug substances and drug intermediates; Research and development for Biologics

Shanghai, China	105 614	China country headquarters; research and development

Stein, Switzerland	64 700	Production of sterile vials, pre‑filled syringes and ampoules; capsules and tablets; active pharmaceutical ingredients; and cell and gene therapies

Huningue, France	41 000	Production of drug substances for clinical and commercial supply

Durham, North Carolina, US	15 794	Manufacture, package and release commercial Zolgensma product and certain clinical development activities

Schweizerhalle, Switzerland	8 880	Manufacture of small-interfering RNA (siRNA) drug substance for Leqvio

Indianapolis, Indiana, US	8 230	Manufacture, package and release clinical and commercial Pluvicto and Lutathera product for US and Canada.

Ivrea, Italy	2 780	Galenic development and manufacture, package and release of radioligand therapy products in oncology (clinical & commercial) Pluvicto and Lutathera product

As our product portfolio evolves, the Company is adapting our manufacturing capacity and capabilities to meet our changing needs, shifting from high-volume products toward lower-volume, customized and personalized medicines. As of December 31, 2024, we have closed, exited, consolidated or sold 7 Novartis manufacturing sites post 2021. We continue expanding our capacity in new technologies such as cell culture, biopharmaceutical manufacturing and radioligand therapy, including the investment in in-house production of isotopes critical for production of radioligand therapies. We are leveraging innovation to increase the reliability and productivity of our manufacturing network, including using data and digital technologies. We continue to seek opportunities to manage our production facilities as efficiently as possible, optimize external spend, and simplify and standardize across our manufacturing network to help us increase our cost competitiveness and optimize the value of our products. At the same time, we are working to improve our environmental sustainability, for example by reducing energy, waste disposal and water consumption at our sites by making our manufacturing processes more efficient, introducing new technologies, and switching to clean and renewable energy solutions.
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

Item 5. Operating and Financial Review and Prospects

5.A Operating results

This operating and financial review should be read together with our consolidated financial statements in this Annual Report, which have been prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board (see “Item 18. Financial Statements”). “Item 5. Operating and Financial Review and Prospects” with the sections on our compounds in development and selected development projects (see “Item 4. Information on the Company—Item 4.B Business overview”) constitute the Operating and Financial Review (Lagebericht), as defined by the Swiss Code of Obligations.
The discussion of our operating and financial review and prospects for the years ended December 31, 2023 and December 31, 2022 can be found in “Item 5. Operating and Financial Review and Prospects — 5.A. Operating results — Results of operations – Financial year 2023 compared with 2022” of our Annual Report on Form 20-F filed on January 31, 2024.
Overview
Novartis is an innovative medicines company engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines. Our purpose is to reimagine medicine to improve and extend people’s lives by leveraging our scientific expertise to find new ways to treat and cure disease. Our operations are organized into five organizational units: Biomedical Research, Development, Operations, and two commercial units US and International. Global functions support these organizational units in the execution of their work. We focus on four core therapeutic areas with strong growth potential and high unmet patient needs—cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. For more information about our organizational structure, see “Item 4. Information on the Company—Item 4.B Overview.”
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, Novartis reported the Company’s consolidated financial statements as “continuing” and “discontinued” operations, in compliance with IFRS Accounting Standards. For more information, see “Item 18. Financial Statements—Note 1. Accounting policies.”
The disclosures and commentary in this “Item 5. Operating and Financial Review and Prospects” focus on continuing operations. We also provide information on discontinued operations.
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
Significant transactions are discussed in “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business,” and “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities.”
Our business environment
Progress in science and technology raises the possibility of new types of medicines and more efficient drug discovery. At the same time, many people struggle to access healthcare, while aging populations are putting pressure on healthcare systems. The major trends currently shaping our business environment include:
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
• Healthcare systems are under strain. In many countries, healthcare systems are under pressure. Long-term factors such as aging and lifestyle changes have led to a significant rise in noncommunicable illnesses such as cancer, diabetes and heart disease.
• The policy landscape is changing. Evolving legislation and regulations are changing how governments pay for medicines. In the US, the IRA will impose price controls on select drugs in the Medicare program. The EU is revising the legislative framework for medicines, with the aim of improving access and affordability, while China has rolled out a volume-based procurement program to reduce prices for eligible medicines. See “Item 3. Key Information—Item 3.D Risk factors—Pricing, reimbursement and access—Pricing and reimbursement pressure, including pricing transparency and access to healthcare,” and “Item 3. Key Information—Item 3.D Risk factors—Macroeconomic developments—Impact of macroeconomic developments.”
• The market for healthcare is evolving. Customer groups have increasing influence on treatment decisions and guidelines, while patients continue to become more informed stakeholders in their healthcare decisions and look for solutions to meet their changing needs.
• Access to medicines remains a challenge. Many people around the world struggle to access healthcare and medicines. The issue is linked to demographic, social and economic challenges such as aging, poverty and inequality, as well as to structural issues such as limited healthcare infrastructure, shortages of trained healthcare workers, and the cost of healthcare and medicines. Improving access requires a holistic approach that acknowledges these complex factors and relies on stakeholder collaboration and partnerships.
• AI is poised to reshape the industry. Across the biopharmaceutical industry, we are beginning to realize the benefits of new technologies such as AI in automating processes and generating insights that could help us design new compounds, predict drug safety or speed up drug discovery. The extent to which companies can harness this potential will depend on their ability to aggregate and analyze large volumes of anonymized health data. See “Item 3. Key Information—Item 3.D Risk factors—Research and development—Failure to competitively discover and develop innovative medicines in our core therapeutic areas and leveraging our technology platforms.”
• Healthcare systems aim to build climate resilience. Healthcare systems are aiming to build climate resilience, with 45 countries committing to net-zero carbon emissions in their health systems, according to the WHO. At the same time, climate change and nature loss continue to have adverse effects on human health, mainly from malnutrition, malaria, diarrhea and heat stress, with respiratory illnesses also on the rise due to air pollution. See “Item 3. Key Information—Item 3.D Risk factors—Climate change—Failure to manage physical and transition risks from climate change.”
Our strategy
We focus on four core therapeutic areas with strong growth potential and high unmet patient needs: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. This focus enables us to build depth in these therapeutic areas, leveraging our scientific expertise to find new ways to treat and cure disease, intervene earlier in disease pathophysiology, and improve quality of life for patients. We focus our exploratory research work in these core therapeutic areas, but also look beyond them, recognizing that cultivating a robust pipeline and remaining on the leading edge of scientific discovery requires a slightly wider aperture in early research.
We are investing in technology platforms that we expect will deliver future high-value medicines. We focus on two established platforms (chemistry and biotherapeutics) plus three advanced platforms (radioligand therapy (RLT), xRNA, and gene and cell therapy) that will play an important role in delivering transformative new medicines.
We focus on priority markets—US, Germany, China and Japan—which together account for most of the expected growth in global healthcare spending over the next five years. Although these are our priority markets, we maintain a strong presence in other markets worldwide.
To support our focus areas, we have three strategic priorities:
• Deliver high-value medicines to accelerate growth. We aim to increase growth, driven by continued strong momentum in our existing portfolio of medicines—including Entresto, Cosentyx, Kisqali, Kesimpta, Scemblix, Pluvicto and Leqvio—and key upcoming launches. Over the longer term, we expect growth will come through delivering high-value medicines that sustain and replace our existing growth drivers. Our R&D strategy focuses on an end-to-end approach, covering research, development and commercialization. We concentrate resources on priority programs to maximize early-stage potential and ensure effective late-stage execution. We also focus on life-cycle management by enhancing the evidence base for key brands. We increase our chances of discovering new medicines by collaborating with outside researchers and biotech companies. Our network consists of academic and industry alliances working on joint research and drug discovery.
• Embed operational excellence to deliver returns. In an increasingly competitive environment, we are simplifying processes and reducing costs to become more efficient and effective in our decision-making and to free up resources for investment in new medicines. Our goal is to continue making attractive returns to shareholders while creating value for patients, healthcare systems and society. In our manufacturing sites, we are expanding capacity in strategic focus areas such as biopharmaceuticals and advanced technology platforms. For example, we are investing to expand our platform for RLT, a type of precision nuclear medicine that requires quick delivery to patients, since the activity of the radioisotope it contains diminishes over time. To ensure product quality, we maintain a quality management system for our medicines in compliance with requirements from health authorities and other regulators. We are also switching more of our production to renewable energy and reducing the environmental footprint of our sites.
• Strengthen our foundations. We continue to invest in the foundations of our long-term success. We have made progress in strengthening our culture to attract and retain talent, while developing artificial intelligence capabilities across our value chain and continuing to build trust with stakeholders and society.

Results of operations
Key figures1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %[2]

Net sales from continuing operations	50 317	45 440	11	12

Other revenues	1 405	1 220	15	15

Cost of goods sold	-12 827	-12 472	-3	-3

Gross profit from continuing operations	38 895	34 188	14	16

Selling, general and administration	-12 566	-12 517	0	-1

Research and development	-10 022	-11 371	12	12

Other income	1 175	1 772	-34	-34

Other expense	-2 938	-2 303	-28	-26

Operating income from continuing operations	14 544	9 769	49	55

Return on net sales (%)	28.9	21.5

Loss from associated companies	-38	-13	-192	-179

Interest expense	-1 006	-855	-18	-21

Other financial income and expense	140	222	-37	-9

Income before taxes from continuing operations	13 640	9 123	50	55

Income taxes	-1 701	-551	-209	-221

Net income from continuing operations	11 939	8 572	39	45

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders		422	nm	nm

Gain on distribution of Sandoz Group AG to Novartis AG shareholders		5 860	nm	nm

Net income from discontinued operations		6 282	nm	nm

Net income	11 939	14 854	nm	nm

Basic earnings per share from continuing operations (USD)	5.92	4.13	43	49

Basic earnings per share from discontinued operations (USD)		3.02	nm	nm

Total basic earnings per share (USD)	5.92	7.15	nm	nm

Net cash flows from operating activities from continuing operations	17 619	14 220	24

Non-IFRS measures [2]

Free cash flow from continuing operations [2]	16 253	13 160	24

[1] For information on continuing operations and discontinued operations, refer to the Overview section above in this Item 5 and "Item 18. Financial Statements—Note 1. Accounting policies ", "Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business—Distribution of Sandoz Group AG to Novartis AG shareholders," and "Item 18. Financial Statements—Note 29. Discontinued operations."

[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Company overview
Net sales from continuing operations were USD 50.3 billion, up 11% in USD reported terms and 12% measured in constant currencies (cc)1 to remove the impact of exchange rate movements. Net sales growth was driven by volume growth of 14 percentage points. Generic competition had a negative impact of 2 percentage points and pricing was flat. Sales in the US were USD 21.1 billion (+18%) and in the rest of the world USD 29.2 billion (+6%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 7.8 billion, +30%, +31% cc), Cosentyx (USD 6.1 billion, +23%, +25% cc), Kesimpta (USD 3.2 billion, +49%, +49% cc), Kisqali (USD 3.0 billion, +46%, +49% cc), Pluvicto (USD 1.4 billion, +42%, +42% cc) and Leqvio (USD 754 million, +112%, +114% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya, and the Xiidra® divestment.
In the US (USD 21.1 billion, +18%), sales growth was mainly driven by Entresto, Cosentyx, Kesimpta, Kisqali, Pluvicto and Leqvio, partly offset by the Xiidra® divestment and the impact of generic competition on Gilenya. In Europe (USD 15.6 billion, +4%, +5% cc), sales growth was mainly driven by Entresto, Kesimpta, Pluvicto and Kisqali, partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets2 were USD 12.9 billion (+11%, +15% cc), including USD 3.9 billion of sales from China (+19%, +21% cc).
Operating income from continuing operations was USD 14.5 billion (+49%, +55% cc), mainly driven by higher net sales, lower impairments, amortization and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments. Operating income margin was 28.9% of net sales, increasing 7.4 percentage points (+8.1 percentage points cc).
Net income from continuing operations was USD 11.9 billion (+39%, +45% cc), mainly driven by higher operating income from continuing operations, partly offset by higher income taxes, mainly resulting from higher income before taxes from continuing operations in the current year and non-recurring tax benefits in the prior year. Basic earnings per share from continuing operations was USD 5.92 (+43%, +49% cc), growing faster than net income, beneﬁting from lower weighted average number of shares outstanding.
Net cash flows from operating activities from continuing operations amounted to USD 17.6 billion, compared with USD 14.2 billion in 2023. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains, lower payments out of provisions and lower income taxes paid, mainly due to the timing of income tax payments, partly offset by unfavorable changes in working capital and higher net interest paid and other financial payments.
Free cash flow1 from continuing operations amounted to USD 16.3 billion (+24% USD), compared with USD 13.2 billion in 2023, driven by higher net cash flows from operating activities from continuing operations.
We also present our core results1, which exclude the impact of amortization of intangible assets, impairments, business acquisitions, divestments, and other significant items, including restructuring and related items, to help investors understand our underlying performance.
Core operating income from continuing operations was USD 19.5 billion (+19%, +22% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin from continuing operations was 38.7% of net sales, increasing 2.7 percentage points (+3.3 percentage points cc).
Core net income from continuing operations was USD 15.8 billion (+17%, +21% cc), mainly due to higher core operating income. Core basic earnings per share from continuing operations was USD 7.81 (+21%, +24% cc), growing faster than core net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in 2024 related to discontinued operations. In 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 6.3 billion driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.
Total Company net income was USD 11.9 billion in 2024, compared with USD 14.9 billion in 2023 and basic EPS was USD 5.92 compared with USD 7.15 in prior year as the prior year included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 17.6 billion and free cash flow amounted to USD 16.3 billion.
1 For an explanation of non-IFRS measures and reconciliation tables, see “—Non-IFRS measures as defined by Novartis.”
2 Novartis definition of emerging growth markets comprises all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.
Net sales from continuing operations
The following table provides an overview of net sales from continuing operations by core therapeutic area and established brands:
(USD millions)	Year ended Dec 31, 2024	Year ended Dec 31, 2023[1]	Change in USD %	Change in constant currencies %[2]

Cardiovascular, renal and metabolic	8 576	6 390	34	36

Immunology	9 293	7 798	19	21

Neuroscience	4 750	3 651	30	31

Oncology	14 740	12 851	15	16

Established brands	12 958	14 750	-12	- 11

Total net sales from continuing operations	50 317	45 440	11	12

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."

The following table provides the top 20 product net sales from continuing operations in 2024, as well as the change compared with 2023:
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc1	USD m	% change USD	% change cc1	USD m	% change USD	% change cc1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	4 052	32	3 770	27	30	7 822	30	31

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 530	34	2 611	11	14	6 141	23	25

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 183	43	1 041	62	65	3 224	49	49

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 678	63	1 355	29	36	3 033	46	49

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 181	-2	1 035	-3	1	2 216	-2	-1

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	848	7	1 210	7	10	2 058	7	9

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 936	13	15	1 936	13	15

Tasigna	Oncology	Chronic myeloid leukemia (CML)	848	-4	823	-15	-12	1 671	-10	-8

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 643	12	15	1 643	12	15

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	798	16	711	6	12	1 509	11	14

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	1 157	26	235	298	296	1 392	42	42

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	805	-3	474	-2	2	1 279	-3	-1

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	435	17	779	-7	-5	1 214	0	2

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 044	-29	-28	1 044	-29	-28

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	385	88	369	146	148	754	112	114

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	513	20	211	19	20	724	20	20

Exforge Group	Established brands	Hypertension	8	-38	695	-1	3	703	-1	2

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	436	48	253	113	116	689	67	68

Galvus Group	Established brands	Type 2 diabetes (RMS)			602	-13	-6	602	-13	-6

Diovan Group	Established brands	Hypertension	28	-46	562	0	5	590	-4	0

Top 20 brands total			18 885	26	21 359	11	14	40 244	18	19

Rest of portfolio			2 261	-25	7 812	-5	-5	10 073	-10	-10

Total net sales from continuing operations			21 146	18	29 171	6	8	50 317	11	12

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[2] Net sales from continuing operations reflect Xolair sales for all indications.

For the table providing the net sales from continuing operations by core therapeutic area and established brands for 2024 and 2023, see “Item 18. Financial statements—Note 4. Revenues and geographic information.”
For information about the approved indications for certain products described, see “Item 4. Information on the Company—Item 4.B Business overview— Products.”
Cardiovascular, renal and metabolic
Net sales in the cardiovascular, renal and metabolic therapeutic area were USD 8.6 billion (+34%, +36% cc), with sales growth mainly driven by Entresto.
Entresto (USD 7.8 billion, +30%, +31% cc) sustained robust, demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth was fueled by heart failure as well as hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis successfully appealed to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). Several generics have received final approval in the US. Novartis filed a lawsuit against FDA challenging the approval of one generic ANDA, which is now on appeal. Any US commercial launch of a generic Entresto product prior to the final outcome of the combination patent litigation, or ongoing litigations involving other patents or the FDA, may be at risk of later litigation developments.
Leqvio (USD 0.8 billion, +112%, +114% cc) launch in the US and other markets is ongoing, delivering a medicine with effective and consistent LDL-C reduction in two maintenance doses per year. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 105 countries world-wide and commercially available in 78 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
Net sales in the immunology therapeutic area reached USD 9.3 billion (+19%, +21% cc), with sales growth mainly driven by Cosentyx.
Cosentyx (USD 6.1 billion, +23%, +25% cc) sales grew mainly in the US, emerging growth markets and Europe, driven by strong demand from launches (including the HS indication and the IV formulation in the US) and volume growth in core indications (PsO, PsA, AS and nr-axSpA). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.7 million patients across eight indications.
Xolair (USD 1.6 billion, ex-US +12%, +15% cc) growth was driven mainly by emerging growth markets. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 1.5 billion, +11%, +14% cc) sales grew across most regions, led by the US. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.
Neuroscience
Net sales in the neuroscience therapeutic area were USD 4.8 billion (+30%, +31% cc), with sales growth mainly driven by Kesimpta.
Kesimpta (USD 3.2 billion, +49%, +49% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy, with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 130,000 patients treated.
Zolgensma (USD 1.2 billion, 0%, +2% cc) sales were stable (USD) and grew slightly (cc) compared with prior year, as it continues to treat mainly incident patients in established markets. Zolgensma is now approved in 58 countries with more than 4,500 patients treated globally through clinical trials, early access programs and in the commercial setting.
Aimovig (USD 0.3 billion, +17%, +18% cc) sales grew mainly in Europe driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.
Oncology
Net sales in the oncology therapeutic area were USD 14.7 billion (+15%, +16% cc), with sales growth mainly driven by Kisqali, Pluvicto, Scemblix and Jakavi.
Kisqali (USD 3.0 billion, +46%, +49% cc) sales grew strongly across all regions, with increasing recognition of the consistently demonstrated overall survival benefit across all Ph3 clinical trials in HR+/ HER2- metastatic breast cancer (mBC), as well as Category 1 preferred NCCN guidelines recommendation and highest ESMO-MCBS scores in both mBC and early breast cancer (eBC) indications. Kisqali was approved for eBC in September 2024 in the US and November 2024 in the EU. In the fourth quarter, the Kisqali US eBC launch showed promising early uptake in line with the broad population of eBC patients, including those with node-negative disease, covered in the label. Novartis is in US ANDA litigation with generic manufacturers.
Promacta/Revolade (USD 2.2 billion, -2%, -1% cc) sales declined slightly following discontinued proactive promotion in most markets.
Tafinlar + Mekinist (USD 2.1 billion, +7%, +9% cc) sales grew mainly in emerging growth markets, the US and Japan driven by demand in BRAF+ adjuvant melanoma, NSCLC, pediatric low-grade glioma, and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Jakavi (USD 1.9 billion, +13%, +15% cc) sales grew across all regions driven by strong demand in all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tasigna (USD 1.7 billion, -10%, -8% cc) sales declined across all regions due to lower demand and increasing competition.
Pluvicto (USD 1.4 billion, +42%, +42% cc) sales grew in the US and Europe. Pluvicto is the only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anti-cancer treatments (ARPI and taxane-based chemotherapy). Pluvicto is now on the market in several ex-US countries. Novartis is in patent litigation with a manufacturer developing a radiopharmaceutical to treat PSMA-positive prostate cancer.
Lutathera (USD 0.7 billion, +20%, +20% cc) sales grew across all regions due to increased demand, and earlier line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Scemblix (USD 0.7 billion, +67%, +68% cc) sales grew across all regions, demonstrating continued high unmet need for effective and tolerable treatment options for adult CML patients previously treated with two or more tyrosine kinase inhibitors, as well as initial uptake among early-line patients in the US following FDA accelerated approval in October 2024.
Piqray/Vijoice (USD 0.4 billion, -11%, -11% cc) sales declined mostly in the US due to increased competition.
Kymriah (USD 0.4 billion, -13%, -12% cc) sales declined across most regions, partly offset by strong performance in pediatric and young adult patients up to 25 years of age with B-cell acute lymphoblastic leukemia (pALL) in the US, and follicular lymphoma indication uptake ex-US.
Fabhalta (USD 0.1 billion) launch continues in PNH globally, as well as in IgA nephropathy in the US following FDA accelerated approval in this indication in August 2024.
Established Brands
The established brands had net sales of USD 13.0 billion (-12%, -11% cc).
Sandostatin Group (USD 1.3 billion, -3%, -1% cc) sales declined slightly, primarily in the US, partly due to generics entry in the fourth quarter.
Lucentis (USD 1.0 billion, ex-US -29%, -28% cc) sales declined in Europe, emerging growth markets, and Japan, mainly due to competition.
Exforge Group (USD 0.7 billion, -1%, +2% cc) sales declined slightly (USD) and grew slightly (cc), with growth mainly in emerging growth markets.
Galvus Group (USD 0.6 billion, -13%, -6% cc) sales declined mainly in Europe, primarily due to generic competition, partly offset by growth in emerging growth markets.
Diovan Group (USD 0.6 billion, -4%, 0% cc) sales declined (USD) and remained stable (cc), as a decline in the US offset growth primarily in emerging growth markets.
Gilenya (USD 0.6 billion, -40%, -39% cc) sales declined due to competition, mainly in the US and Europe.
Operating income from continuing operations
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %[1]

Gross profit from continuing operations	38 895	34 188	14	16

Selling, general and administration	-12 566	-12 517	0	-1

Research and development	-10 022	-11 371	12	12

Other income	1 175	1 772	-34	-34

Other expense	-2 938	-2 303	-28	-26

Operating income from continuing operations	14 544	9 769	49	55

Return on net sales (%)	28.9	21.5

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Operating income from continuing operations was USD 14.5 billion (+49%, +55% cc), mainly driven by higher net sales from continuing operations lower impairments, amortization and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments. Operating income margin from continuing operations was 28.9% of net sales from continuing operations, increasing 7.4 percentage points (+8.1 percentage points cc). Other revenue as a percentage of net sales from continuing operations increased by 0.1 percentage points (0.1 percentage points cc). Cost of goods sold as a percentage of net sales from continuing operations decreased by 1.9 percentage points (2.3 percentage points cc). R&D expenses as a percentage of net sales from continuing operations decreased by 5.1 percentage points (5.4 percentage points cc). SG&A expenses as a percentage of net sales from continuing operations decreased by 2.5 percentage points (2.8 percentage points cc). Other income and expense as a percentage of net sales from continuing operations decreased the margin by 2.2 percentage points (2.5 percentage points cc).

Non-IFRS measure Core operating income from continuing operations 1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %

Core gross profit from continuing operations	41 872	37 959	10	12

Core selling, general and administration	-12 564	-12 489	-1	-1

Core research and development	-9 302	-8 600	-8	-8

Core other income	273	392	-30	-30

Core other expense	-785	-890	12	13

Core operating income from continuing operations	19 494	16 372	19	22

Core return on net sales (%)	38.7	36.0

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
The adjustments made to operating income from continuing operations to arrive at core operating income from continuing operations amounted to USD 5.0 billion (compared with USD 6.6 billion in the prior year). For more information, see “—Non-IFRS measures as defined by Novartis—2024 and 2023 reconciliation from IFRS Accounting Standards results to non-IFRS core results.”
Core operating income from continuing operations was USD 19.5 billion (+19%, +22% cc), mainly driven by higher net sales from continuing operations, partly offset by higher R&D investments. Core operating income margin from continuing operations was 38.7% of net sales from continuing operations, increasing 2.7 percentage points (+3.3 percentage points cc). Core other revenue as a percentage of net sales from continuing operations increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of net sales from continuing operations increased by 0.3 percentage points (cc). Core R&D expenses as a percentage of net sales from continuing operations decreased by 0.7 percentage points (cc). Core SG&A expenses as a percentage of net sales from continuing operations decreased by 2.6 percentage points (cc). Core other income and expense as a percentage of net sales from continuing operations increased the margin by 0.2 percentage points (cc).
Research and development
The following table provides an overview of the continuing operations reported research and development expense and the non-IFRS measure core research and development expense1:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %[1]

Research and exploratory development	-4 027	-3 640	-11	-10

Confirmatory development	-5 995	-7 731	22	22

Total research and development expense	-10 022	-11 371	12	12

Research and development as % of net sales from continuing operations	19.9	25.0

Non-IFRS measures

Core research and exploratory development[1]	-3 370	-2 988	-13	-12

Core confirmatory development[1]	-5 932	-5 612	-6	-6

Total core research and development expense	-9 302	-8 600	-8	-8

Core research and development as % of net sales from continuing operations	18.5	18.9

[1] Core research and development expense exclude impairments, amortization and certain other items. For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."

Research and exploratory development expenses increased by 11% (-10% cc) to USD 4.0 billion. Confirmatory development expenses amounted to USD 6.0 billion, decreasing by 22% (+22% cc) versus prior year mainly due to lower impairments from discontinuation of early stage development projects. Research and development as a percentage of net sales from continuing operations decreased by 5.1 percentage points to 19.9% of net sales from continuing operations.
Total core research and development expenses amounted to USD 9.3 billion, increasing by 8% (-8% cc) versus prior year mainly due to higher investments in recently acquired assets. Core research and development as a percentage of net sales from continuing operations decreased by 0.4 percentage points (+0.7 percentage points cc) to 18.5% of net sales from continuing operations.

Non-operating income and expense
The term “non-operating income and expense” includes all income and expense items outside operating income from continuing operations. The following table provides an overview of non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %[1]

Operating income from continuing operations	14 544	9 769	49	55

Loss from associated companies	-38	-13	-192	-179

Interest expense	-1 006	-855	-18	-21

Other financial income and expense	140	222	-37	-9

Income before taxes	13 640	9 123	50	55

Income taxes	-1 701	-551	-209	-221

Net income from continuing operations	11 939	8 572	39	45

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders		422	nm	nm

Gain on distribution of Sandoz Group AG to Novartis AG shareholders		5 860	nm	nm

Net income from discontinued operations		6 282	nm	nm

Net income	11 939	14 854	nm	nm

Basic earnings per share from continuing operations (USD)	5.92	4.13	43	49

Basic earnings per share from discontinued operations (USD)		3.02	nm	nm

Total basic earnings per share (USD)	5.92	7.15	nm	nm

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Interest expense and other financial income and expense
Interest expense amounted to USD 1.0 billion compared with USD 855 million in the prior year mainly due to an increase in financial debts.
Other financial income and expense amounted to an income of USD 140 million, broadly in line with the prior-year.
Income taxes
The tax rate was 12.5% compared with 6.0% in the prior year period. The current year tax rate was favorably impacted by the effect of changes in uncertain tax positions and other items that mostly offset. The prior year tax rate was favorably impacted by the effect of tax benefits from the write-down of investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carry-forwards, non-taxable income related to legal matters, and other items including impact of tax rate changes. Excluding these impacts, the current year tax rate would have been 15.0% compared with 15.3% in the prior year period. The decrease from the prior year was mainly the result of a change in profit mix, partially offset by the impact of a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.
Net income from continuing operations
Net income from continuing operations was USD 11.9 billion (+39%, +45% cc), mainly driven by higher operating income from continuing operations, partly offset by higher income taxes, mainly resulting from higher income before taxes from continuing operations in the current year and non-recurring tax benefits in the prior year.
Earnings per share from continuing operations
Basic earnings per share from continuing operations was USD 5.92 (+43%, +49% cc), growing faster than net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.

Non-IFRS measure Core non-operating income and expense1
The following table provides an overview of the non-IFRS measure core non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change in USD %	Change in constant currencies %

Core operating income from continuing operations	19 494	16 372	19	22

Core loss from associated companies	-12	-13	8	18

Core interest expense	-1 006	-855	-18	-21

Core other financial income and expense	295	430	-31	-27

Core income before taxes from continuing operations	18 771	15 934	18	21

Core income taxes	-3 016	-2 488	-21	-25

Core net income from continuing operations	15 755	13 446	17	21

Core basic EPS from continuing operations (USD)	7.81	6.47	21	24

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Core interest expense and other financial income and expense
Core interest expense amounted to USD 1.0 billion compared with USD 855 million in the prior year mainly due to an increase in financial debts.
Core other financial income and expense amounted to an income of USD 295 million compared with an income of USD 430 million in the prior year, mainly due to lower interest income and higher currency losses.
Core income taxes
The core tax rate (core taxes as a percentage of core income before tax) was 16.1% and 15.6% in the prior year. The increase from the prior year was mainly the result of a change in profit mix and the impact of a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.
Core net income from continuing operations
Core net income from continuing operations was USD 15.8 billion (+17%, +21% cc), mainly due to higher core operating income from continuing operations.
Core earnings per share from continuing operations
Core basic earnings per share from continuing operations was USD 7.81 (+21%, +24% cc), growing faster than core net income from continuing operations, beneﬁting from lower weighted average number of shares outstanding.
Discontinued operations
Discontinued operations include the Sandoz, generic pharmaceuticals and biosimilars division and certain corporate activities attributable to Sandoz prior to the spin-off up to the distribution date of October 3, 2023 and certain other expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion, representing mainly the excess amount of the IFRS Accounting Standards distribution liability, which is the estimated fair value of the Sandoz business distributed to Novartis AG shareholders, over the then carrying value of Sandoz business net assets. There were no operating results for 2024 related to discontinued operations.
In 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 6.3 billion driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion.
For further information, see “Item 18. Financial Statements—Note 1. Accounting policies; Note 2. Significant acquisitions of businesses and spin-off of Sandoz business—Distribution of Sandoz Group AG to Novartis AG shareholders and —Note 29. Discontinued operations.”
Total Company
Total Company net income was USD 11.9 billion in 2024, compared with USD 14.9 billion in 2023 and basic EPS was USD 5.92 compared to USD 7.15 in prior year as the prior year included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 17.6 billion and free cash flow amounted to USD 16.3 billion.

Factors affecting comparability of year-on-year results of operations
Significant transactions
The comparability of the year-on-year results of our operations for the total Company can be significantly affected by acquisitions and divestments. As part of our long-term strategy to focus Novartis as a leading medicines company, we announced and/or completed several acquisitions and divestments during 2024 and 2023.
A detailed description of significant transactions in 2024 and 2023 can be found in “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.”
Internal control over financial reporting
The Company’s management has assessed the effectiveness of internal control over financial reporting. The Company’s independent registered public accounting firm also issued an opinion on the effectiveness of internal control over financial reporting. Both the Company’s management and its independent registered public accounting firm concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024. For more information, see “Item 15. Controls and Procedures.”
Approach to risk management
See “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Information and control systems—Risk management” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

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
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
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
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
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
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
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
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
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
2024 and 2023 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	2024	2023

IFRS Accounting Standards operating income from continuing operations	14 544	9 769

Amortization of intangible assets	3 174	3 730

Impairments

Intangible assets	1 401	3 044

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	18	5

Other property, plant and equipment	9	39

Total impairment charges	1 428	3 088

Acquisition or divestment of businesses and related items

- Income	-458	-174

- Expense	483	149

Total acquisition or divestment of businesses and related items, net	25	-25

Other items

Divestment gains	-45	-225

Financial assets - fair value adjustments	45	105

Restructuring and related items

- Income	-123	-229

- Expense	487	1 180

Legal-related items

- Income		-608

- Expense	89	66

Additional income	-183	-602

Additional expense	53	123

Total other items	323	-190

Total adjustments	4 950	6 603

Core operating income from continuing operations	19 494	16 372

as % of net sales	38.7%	36.0%

Loss from associated companies	-38	-13

Core adjustments to loss from associated companies, net of tax	26

Interest expense	-1 006	-855

Other financial income and expense	140	222

Core adjustments to other financial income and expense	155	208

Income taxes, adjusted for above items (core income taxes)	-3 016	-2 488

Core net income from continuing operations	15 755	13 446

Core net income from discontinued operations [1]		889

Core net income	15 755	14 335

Core net income attributable to shareholders of Novartis AG	15 757	14 331

Core basic EPS from continuing operations (USD) [2]	7.81	6.47

Core basic EPS from discontinued operations (USD) [1,2]		0.43

Core basic EPS (USD) [2]	7.81	6.90

[1] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income, refer to page 55.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

2024 and 2023 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
2024 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	38 895	2 965	-9		21	41 872

Operating income from continuing operations	14 544	3 174	1 428	25	323	19 494

Income before taxes from continuing operations	13 640	3 174	1 428	25	504	18 771

Income taxes [5]	-1 701	-592	-74	-8	-641	-3 016

Net income from continuing operations	11 939					15 755

Net income	11 939					15 755

Basic EPS from continuing operations (USD) [6]	5.92					7.81

Basic EPS (USD) [6]	5.92					7.81

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 827	2 965	-9		21	-9 850

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 566				2	-12 564

Research and development	-10 022	209	500	23	-12	-9 302

Other income	1 175		-1	-458	-443	273

Other expense	-2 938		938	460	755	-785

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-38				26	-12

Other financial income and expense	140				155	295

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to scientific infrastructure and technologies

[2] Impairments: cost of goods sold and research and development include net impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income includes divestment gains; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution, and adjustments to provisions

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include adjustments to environmental provisions, fair value adjustments on financial assets, a fair value adjustment on a contingent receivable and other costs and items; other income also includes divestment gains; other expense includes legal related items and a curtailment adjustment; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies, currency devaluation losses, an adjustment related to the gain on sale of financial assets and interests on tax related items

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 5.1 billion to arrive at the core results before tax amounts to USD 1.3 billion and the average tax rate on the total adjustments was 25.6%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

2023 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	34 188	3 319	310		142	37 959

Operating income from continuing operations	9 769	3 730	3 088	-25	-190	16 372

Income before taxes from continuing operations	9 123	3 730	3 088	-25	18	15 934

Income taxes from continuing operations [5]	-551	-677	-561	-9	-690	-2 488

Net income from continuing operations	8 572					13 446

Net income from discontinued operations [6]	6 282					889

Net income	14 854					14 335

Basic EPS from continuing operations (USD) [7]	4.13					6.47

Basic EPS from discontinued operations (USD) [7]	3.02					0.43

Basic EPS (USD) [7]	7.15					6.90

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 472	3 319	310		142	-8 701

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 517				28	-12 489

Research and development	-11 371	411	2 737	32	-409	-8 600

Other income	1 772		-10	-174	-1 196	392

Other expense	-2 303		51	117	1 245	-890

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	222				208	430

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets; research and development includes the amortization of acquired rights to technologies

[2] Impairments: cost of goods sold, research and development, other income and other expense include net impairment charges related to intangible assets; other income and other expense includes also net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including restructuring and integration charges: research and development include restructuring and integration cost charges; other income includes a favorable stamp duties tax settlement related to a prior periods acquisition; other income and other expense include also transitional service-fee income and expenses related to the Sandoz distribution, restructuring and integration costs charges and reversals

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; cost of goods sold and selling, general and administration includes also adjustments to provisions; research and development also include a write-off of prepaid expenses for a terminated development project; other income and other expense include fair value adjustments, divestment gains, losses and gains on financial assets, legal related items, adjustments to environmental provisions; other income includes also gains from the divestment of products and curtailment gains; other expenses also includes a fair value adjustment on a contingent receivable and other costs and items; other financial income and expense includes the impact of IAS Standards 29 "Financial reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies and foreign exchange losses

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that is applicable to the item based on the jurisdiction where the adjustment has a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing statutory tax rates in the various jurisdictions, the tax on the total adjustments of USD 6.8 billion to arrive at the core results before tax amounts to USD 1.9 billion and the average tax rate on the adjustments was 28.4%.

[6] For details on discontinued operations reconciliation from IFRS Accounting Standards net income to core net income refer to page 55.
[7] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

2023 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
2023 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items	Other items[3]	Core results

Gross profit from discontinued operations	3 403	165	34		57	3 659

Operating income from discontinued operations	265	165	43		712	1 185

Income before taxes from discontinued operations	214	165	43		718	1 140

Income taxes from discontinued operations [4]	208	-29	-8		-422	-251

Net income from discontinued operations	422					889

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	6 282					889

Basic EPS from discontinued operations (USD) [5]	3.02					0.43

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 044	165	34		57	-3 788

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 728				25	-1 703

Research and development	-671		10			-661

Other income	56		-1		-24	31

Other expense	-795				654	-141

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-20				6	-14

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz distribution, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items; other financial income and expense includes the impact of IAS Standards 29 "Financial reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies

[4] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 926 million to arrive at the core results before tax amounts to USD 459 million and the average tax rate on the adjustments was 49.5%.

[5] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

5.B Liquidity and capital resources

The following table summarizes the Company’s cash flows and net debt:
(USD millions)	2024	2023

Net cash flows from operating activities from continuing operations	17 619	14 220

Net cash flows from operating activities from discontinued operations		238

Net cash flows (used in)/from investing activities from continuing operations	-7 513	6 719

Net cash flows used in investing activities from discontinued operations		-1 123

Net cash flows used in financing activities from continuing operations	-11 742	-17 564

Net cash flows from financing activities from discontinued operations		3 286

Effect of exchange rate changes on cash and cash equivalents	-298	100

Net change in cash and cash equivalents	-1 934	5 876

Change in marketable securities, commodities, time deposits and derivative financial instruments	963	-10 378

Change in current and non-current financial debts and derivative financial instruments	-4 987	1 564

Change in net debt	-5 958	-2 938

Net debt at January 1	-10 183	-7 245

Net debt at December 31	-16 141	-10 183

Cash flow
Net cash flows from operating activities from continuing operations amounted to USD 17.6 billion, compared with USD 14.2 billion in 2023. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains, lower payments out of provisions and lower income taxes paid, mainly due to the timing of income tax payments, partly offset by unfavorable changes in working capital and higher net interest paid and other financial payments.
In 2023, net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion (2024: nil).
Net cash outflows used in investing activities from continuing operations amounted to USD 7.5 billion, compared with USD 6.7 billion net cash inflows in 2023.
In the current year, net cash outflows used in investing activities from continuing operations were mainly driven by USD 3.9 billion net cash outflows for acquisitions and divestments of businesses, including the acquisition of Kate Therapeutics for USD 0.4 billion; the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million); and the acquisition of MorphoSys for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion; purchases of property, plant and equipment amounted to USD 1.4 billion; purchases of financial assets amounted to USD 0.2 billion and net purchases of marketable securities, commodities and time deposits amounted to USD 0.7 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by USD 0.2 billion from the sale of intangible assets and property, plant and equipment.
In 2023, net cash inflows from investing activities from continuing operations of USD 6.7 billion were driven by the net proceeds of USD 10.6 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); USD 0.3 billion from the sale of financial assets; and USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate). These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics for USD 3.1 billion, net of cash acquired of USD 0.1 billion, and the acquisition of DTx for USD 0.5 billion, net of cash acquired of USD 0.1 billion); USD 1.7 billion for purchases of intangible assets; USD 1.1 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In 2023, net cash outflows used in investing activities from discontinued operations amounted to USD 1.1 billion (2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 11.7 billion, compared with USD 17.6 billion in 2023.
In the current year, net cash outflows used in financing activities from continuing operations were mainly driven by USD 8.3 billion for net treasury share transactions; USD 7.6 billion for the dividend payment; the USD 2.15 billion repayment of a US dollar bond at maturity, and the USD 0.3 billion repayments of other current financial debts. Cash outflows for MorphoSys shares purchased outside the Offer amounted to USD 0.3 billion, which included a USD 0.2 billion payment to the former remaining minority shareholders in connection with the “squeeze-out.” These cash outflows were partly offset by cash inflows from the issuance of bonds totaling

USD 6.1 billion (Swiss franc denominated bonds with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion, and US dollar denominated bonds with a notional amount of USD 3.7 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.
In 2023, net cash outflows used in financing activities from continuing operations of USD 17.6 billion were mainly driven by USD 8.6 billion for net treasury share transactions; USD 7.3 billion for the dividend payment; USD 2.2 billion for the repayment of two EUR denominated bonds (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity. Payments of lease liabilities amounted to USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
In 2023, net cash inflows from financing activities from discontinued operations amounted to USD 3.3 billion (2024: nil).
Non-IFRS measure Free cash flow
Free cash flow is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Free cash flow” for further information.
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
	2024			2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	17 619		17 619	14 220		14 220

Net cash flows from operating activities from discontinued operations				238		238

Total net cash flows from operating activities	17 619		17 619	14 458		14 458

Net cash flows (used in)/from investing activities from continuing operations	-7 513	6 147	-1 366	6 719	-7 779	-1 060

Net cash flows used in investing activities from discontinued operations				-1 123	904	-219

Total net cash flows (used in)/from investing activities [1]	-7 513	6 147	-1 366	5 596	-6 875	-1 279

Net cash flows used in financing activities from continuing operations	-11 742	11 742	0	-17 564	17 564	0

Net cash flows from financing activities from discontinued operations				3 286	-3 286	0

Total net cash flows used in financing activities [2]	-11 742	11 742	0	-14 278	14 278	0

Non-IFRS measure free cash flow from continuing operations			16 253			13 160

Non-IFRS measure free cash flow from discontinued operations						19

Total non-IFRS measure free cash flow			16 253			13 179

[1] With the exception of purchases of property, plant and equipment, all net cash flows (used in)/from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
(USD millions)	2024	2023

Operating income from continuing operations	14 544	9 769

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	6 114	8 383

Change in provisions and other non-current liabilities	696	61

Other	817	728

Operating income from continuing operations adjusted for non-cash items	22 171	18 941

Dividends received from associated companies and others	1	2

Interest received and other financial receipts	489	735

Interest paid and other financial payments	-971	-768

Income taxes paid	-2 258	-2 787

Payments out of provisions and other net cash movements in non-current liabilities	-1 107	-1 534

Change in inventories and trade receivables less trade payables	-1 261	-1 571

Change in other net current assets and other operating cash flow items	555	1 202

Net cash flows from operating activities from continuing operations	17 619	14 220

Purchases of property, plant and equipment	-1 366	-1 060

Non-IFRS measure free cash flow from continuing operations	16 253	13 160

Non-IFRS measure free cash flow from discontinued operations [1]		19

Total non-IFRS measure free cash flow	16 253	13 179

[1] In 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million, consisting of USD 238 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million.

Free cash flow from continuing operations amounted to USD 16.3 billion (+24% USD), compared with USD 13.2 billion in 2023, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, free cash flow amounted to USD 16.3 billion, compared with USD 13.2 billion in 2023.

Condensed consolidated balance sheets
(USD millions)	Dec 31, 2024	Dec 31, 2023

Assets
Non-current assets
Property, plant and equipment	9 458	9 514

Right-of-use assets	1 415	1 410

Goodwill	24 756	23 341

Intangible assets other than goodwill	26 915	26 879

Investments in associated companies	119	205

Deferred tax assets	4 359	4 309

Financial assets	2 015	2 607

Other non-current assets	3 505	1 199

Total non-current assets	72 542	69 464

Current assets
Inventories	5 723	5 913

Trade receivables	7 423	7 107

Income tax receivables	133	426

Marketable securities, commodities, time deposits and derivative financial instruments	1 998	1 035

Cash and cash equivalents	11 459	13 393

Other current assets	2 968	2 607

Total current assets	29 704	30 481

Total assets	102 246	99 945

Equity and liabilities
Total equity	44 126	46 750

Liabilities
Non-current liabilities
Financial debts	21 366	18 436

Lease liabilities	1 568	1 598

Deferred tax liabilities	2 419	2 248

Provisions and other non-current liabilities	4 075	4 523

Total non-current liabilities	29 428	26 805

Current liabilities
Trade payables	4 572	4 926

Financial debts and derivative financial instruments	8 232	6 175

Lease liabilities	235	230

Current income tax liabilities	1 599	1 893

Provisions and other current liabilities	14 054	13 166

Total current liabilities	28 692	26 390

Total liabilities	58 120	53 195

Total equity and liabilities	102 246	99 945

Assets
Total non-current assets of USD 72.5 billion increased by USD 3.1 billion compared with December 31, 2023.
Intangible assets other than goodwill were broadly in line with December 31, 2023, mainly as the impact of the business acquisitions of Kate Therapeutics, Mariana Oncology, and MorphoSys and additions, were offset by amortization, impairments and unfavorable currency translation effects.
Goodwill increased by USD 1.4 billion mainly due to the impact of the business acquisitions of Kate Therapeutics, Mariana Oncology and MorphoSys, partially offset by an impairment and unfavorable currency translation effects.
Financial assets decreased by USD 0.6 billion mainly due to the sale of Sandoz Group AG shares by consolidated foundations.
Other non-current assets increased by USD 2.3 billion mainly due the increase of prepaid post-employment benefit plans. This increase is due to the pension plans in Switzerland not being required to continue to apply the IFRS Standards limitation on recognition of fund surplus (the asset ceiling) as at December 31, 2024.
Property, plant and equipment, right-of-use assets, deferred tax assets and investments in associated companies were broadly in line with December 31, 2023.
Total current assets of USD 29.7 billion decreased by USD 0.8 billion compared with December 31, 2023.

Cash and cash equivalents decreased by USD 1.9 billion mainly as cash generated through operating activities of USD 17.6 billion and net proceeds from changes in ﬁnancial debts of USD 4.7 billion, were offset by the USD 7.6 billion dividend payment, USD 8.3 billion for net purchases of treasury shares, USD 3.9 billion mainly for the business acquisitions of Kate Therapeutics, Mariana Oncology and MorphoSys, USD 3.6 billion for net purchases of property, plant and equipment and intangible assets, and other net cash outflows from investing and financing activities and currency effects of USD 0.8 billion.
Marketable securities, commodities, time deposits and derivative ﬁnancial instruments increased by USD 1.0 billion. Trade receivables increased by USD 0.3 billion, mainly driven by the increase in net sales and other current assets increased by USD 0.4 billion. Income tax receivables decreased by USD 0.3 billion. Inventories were broadly in line with December 31, 2023.
We consider our provisions for doubtful trade receivables to be adequate. We particularly monitor the level of trade receivables in countries deemed to have an elevated credit risk. We consider macroeconomic environment, historical experience, country and political risks, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments to risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit, economic conditions and other factors in these elevated credit risk countries have resulted in, and may continue to result in an increase in the average time that it takes to collect these trade receivables and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. As at December 31, 2024, amounts past due for more than one year were not significant in elevated credit risk countries.
For a table showing an overview of the aging analysis of total trade receivables and the total amount of the provision for doubtful trade receivables as at December 31, 2024, and 2023, see “Item 18. Financial Statements—Note 15. Trade receivables.”
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in “—Effects of currency fluctuations.”
Liabilities
Total non-current liabilities of USD 29.4 billion increased by USD 2.6 billion compared with December 31, 2023.
Non-current ﬁnancial debts increased by USD 2.9 billion mainly due to the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion), the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion and ﬁnancial debts acquired through the MorphoSys business acquisition of USD 0.6 billion, partly offset by the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025.
Provisions and other non-current liabilities decreased by USD 0.4 billion. Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2023.
Total current liabilities of USD 28.7 billion increased by USD 2.3 billion compared with December 31, 2023.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 2.1 billion compared with December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper program and the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025, partly offset by the repayment of a US dollar bond at maturity of USD 2.15 billion.
Trade payables decreased by USD 0.4 billion. Provisions and other current liabilities increased by USD 0.9 billion mainly driven by the increase in provisions for deductions from revenue. Current income tax liabilities decreased by USD 0.3 billion. Current lease liabilities were broadly in line with December 31, 2023.
In our key countries, Switzerland and the United States, assessments have been agreed by the tax authorities up to 2020 in Switzerland and up to 2016 in the United States.
Novartis believes that its total provisions are adequate based upon currently available information. However, given the inherent difficulties in estimating these liabilities, Novartis may incur additional costs beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Company’s financial condition but could be material to the results of operations or cash flows in a given period.
Equity
The Company’s equity decreased by USD 2.6 billion to USD 44.1 billion compared with December 31, 2023.
This decrease was mainly driven by the net income of USD 11.9 billion, actuarial gains from defined benefit plans of USD 2.0 billion (mainly due to Swiss pension plans not being required to apply the asset ceiling in 2024) and favorable impact from equity-based compensation of USD 1.1 billion being more than offset by the purchase of treasury shares of USD 8.5 billion, the cash-dividend to Novartis AG shareholders of USD 7.6 billion and unfavorable currency translation effects of USD 1.6 billion.

Summary of equity movements attributable to Novartis AG shareholders
	Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	2024	2023	2024 USD millions	2023 USD millions

Balance at beginning of year	2 044.0	2 119.6	46 667	59 342

Shares acquired to be canceled	-77.5	-87.5	-8 316	-8 369

Other share purchases	-1.2	-1.6	-134	-148

Equity-based compensation plans, exercise of options and employee transactions	9.7	13.2	1 060	1 050

Taxes on treasury share transactions			-68	14

Transaction costs, net of taxes				-214

Dividends			-7 624	-7 255

Dividend in kind to effect the spin-off of Sandoz				-13 962

Net income of the year attributable to shareholders of Novartis AG			11 941	14 850

Other comprehensive income attributable to shareholders of Novartis AG			592	1 200

Changes in non-controlling interests			-226

Other movements	0.1	0.3	154	159

Balance at end of year	1 975.1	2 044.0	44 046	46 667

In 2024, Novartis repurchased a total of 77.5 million shares for USD 8.3 billion on the SIX Swiss Exchange second trading line. These purchases included 68.8 million shares (USD 7.3 billion) under the up-to USD 15 billion share buyback announced in July 2023 (with up to USD 5.4 billion still to be executed). In addition, 8.7 million shares (USD 1.0 billion) were repurchased to mitigate the impact of share deliveries under the equity-based compensation plans for employees. Furthermore, 1.2 million shares (equity value of USD 0.1 billion) were repurchased from employees. In the same period, 9.8 million shares (equity value of USD 1.1 billion) were delivered as a result of share deliveries related to employee equity-based compensation plans. Consequently, the total number of shares outstanding decreased by 68.9 million versus December 31, 2023. These treasury share transactions resulted in an equity decrease of USD 7.4 billion and a net cash outflow of USD 8.3 billion.
In 2023, Novartis repurchased a total of 87.5 million shares for USD 8.4 billion on the SIX Swiss Exchange second trading line. These repurchases included 52.8 million shares (USD 4.9 billion) under the USD 15 billion share buyback (announced in December 2021 and completed in June 2023) and 23.0 million shares (USD 2.3 billion) under the new up-to USD 15 billion share buyback announced in July 2023. In addition, 11.7 million shares (USD 1.2 billion) were repurchased to mitigate the impact of share deliveries under the equity-based compensation plans for employees. Furthermore, 1.6 million shares (equity value of USD 0.1 billion) were repurchased from employees. In the same period, 13.5 million shares (equity value of USD 1.1 billion) were delivered as a result of options exercised and share deliveries related to the equity-based compensation plans for employees. Consequently, the total number of shares outstanding decreased by 75.6 million versus December 31, 2022. These treasury share transactions resulted in an equity decrease of USD 7.4 billion and a net cash outflow of USD 8.6 billion.
Treasury shares
As at December 31, 2024, our holding of treasury shares amounted to 214.9 million shares, or approximately 10% of the total number of issued shares. Approximately 86.0 million treasury shares were held in entities that restrict their availability for use.
As at December 31, 2023, our holding of treasury shares amounted to 233.5 million shares, or approximately 10% of the total number of issued shares. Approximately 93.8 million treasury shares were held in entities that restrict their availability for use.

Effects of currency fluctuations
We transact our business in many currencies other than the US dollar, our reporting currency.
The following table provides an overview of net sales and operating expenses from continuing operations based on IFRS Accounting Standards values, for the most important currencies to the Company:
	2024		2023

Currency	Net sales from continuing operations %	Operating expenses from continuing operations %[1]	Net sales from continuing operations %	Operating expenses from continuing operations %[1]

US dollar (USD)	44	39	42	37

Euro (EUR)	23	23	24	20

Swiss franc (CHF)	1	18	1	22

Chinese yuan (CNY)	8	5	7	4

Japanese yen (JPY)	4	2	4	2

Canadian dollar (CAD)	2	1	2	1

British pound (GBP)	2	2	2	5

Russian ruble (RUB)	1	0	1	0

Brazilian real (BRL)	2	1	2	1

Australian dollar (AUD)	1	0	1	0

Other currencies	12	9	14	8

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
The Company manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. In 2024 and 2023, we entered into various contracts that change in value with movements in foreign exchange rates, to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see “Item 18. Financial Statements—Note 1. Accounting policies,” “Item 18. Financial Statements—Note 5. Interest expense and other financial income and expense,” “Item 18. Financial Statements—Note 15. Trade receivables,” “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Company’s consolidated financial statements:
	Average for year			Year-end

USD per unit	2024	2023	Change in %	2024	2023	Change in %

Australian dollar (AUD)	0.660	0.665	-1	0.622	0.683	-9

Brazilian real (BRL)	0.186	0.200	-7	0.162	0.206	-21

Canadian dollar (CAD)	0.730	0.741	-1	0.696	0.755	-8

Swiss franc (CHF)	1.136	1.113	2	1.107	1.189	-7

Chinese yuan (CNY)	0.139	0.141	-1	0.137	0.141	-3

Euro (EUR)	1.082	1.082	0	1.041	1.107	-6

British pound (GBP)	1.278	1.243	3	1.256	1.275	-1

Japanese yen (JPY (100))	0.661	0.713	-7	0.640	0.707	-9

Russian ruble (RUB (100))	1.080	1.185	-9	0.889	1.111	-20

The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency. For additional information on the constant currency calculation (“cc”), see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Constant currencies.”
Currency impact on key figures
	Change in USD % 2024	Change in constant currencies % 2024	Percentage point currency impact 2024

Net sales from continuing operations	11	12	-1

Operating income from continuing operations	49	55	-6

Net income from continuing operations	39	45	-6

Basic earnings per share (USD) from continuing operations	43	49	-6

Core operating income from continuing operations	19	22	-3

Core net income from continuing operations	17	21	-4

Core basic earnings per share (USD) from continuing operations	21	24	-3

nm = not meaningful
For additional information on the effects of currency fluctuations, see “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

Company liquidity, financial debts and net debt
The following table shows Company liquidity, financial debts and net debt:
(USD millions)	2024	2023

Non-current financial debts	-21 366	-18 436

Current financial debts and derivative financial instruments	-8 232	-6 175

Total financial debts	-29 598	-24 611

Less liquidity

Cash and cash equivalents	11 459	13 393

Marketable securities, commodities, time deposits and derivative financial instruments	1 998	1 035

Total liquidity	13 457	14 428

Net debt at December 31 [1]	-16 141	-10 183

[1] For further information about the net debt measure, which is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Net debt.”
The Company’s net debt as at December 31, 2024, increased to USD 16.1 billion, compared with USD 10.2 billion as at December 31, 2023.
Total financial debts amounted to USD 29.6 billion as at December 31, 2024, compared with USD 24.6 billion as at December 31, 2023. Non-current ﬁnancial debts increased by USD 2.9 billion mainly due to the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion), the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion and ﬁnancial debts acquired through the MorphoSys business acquisition of USD 0.6 billion, partly offset by the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 2.1 billion compared with December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper program and the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025, partly offset by the repayment of a US dollar bond at maturity of USD 2.15 billion.
Novartis has a US commercial paper program under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.0 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 4.1 billion under these two programs were outstanding as at December 31, 2024 (2023: USD 3.3 billion).
In May 2024, Novartis replaced its existing USD 6.0 billion credit facility with a syndicate of banks (which was undrawn at its replacement date and December 31, 2023 and had a maturity date of September 2025) with a new USD 6.0 billion credit facility with a syndicate of banks. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at December 31, 2024.
Total liquidity decreased to USD 13.5 billion compared with USD 14.4 billion as at December 31, 2023.
As of year-end 2024, Moody’s Ratings rated the Company Aa3 for long-term maturities and P-1 for short-term maturities and S&P Global Ratings rated the company AA- for long-term maturities and A-1+ for short-term maturities.
Liquidity and financial debt by currency
The following table provides a breakdown of liquidity and financial debt by currency as at December 31:
	Liquidity in % 2024[1]	Liquidity in % 2023[1]	Financial debt in % 2024[2]	Financial debt in % 2023[2]

USD	59	67	65	67

CHF	7	7	13	7

EUR	30	22	18	23

JPY			2	1

Other	4	4	2	2

	100	100	100	100

[1] Liquidity includes cash and cash equivalents and marketable securities, including debt securities, commodities and time deposits.
[2] Financial debt includes non-current and current financial debt.

Bonds
In May 2024, a 10-year US dollar denominated bond of USD 2.15 billion with a coupon of 3.40% was repaid at maturity.
In June 2024, five Swiss franc denominated bonds totaling CHF 2.2 billion were issued: a 3-year bond of CHF 650 million with a coupon of 1.60%, a 7-year bond of CHF 435 million with a coupon of 1.65%, a 10-year bond of CHF 645 million with a coupon of 1.75%, a 16-year bond of CHF 280 million with a coupon of 1.85% and a 25-year bond of CHF 190 million with a coupon of 1.85%.
In September 2024, four US dollar denominated bonds totaling USD 3.70 billion were issued: a 5-year bond of USD 1.00 billion with a coupon of 3.80%, a 7-year bond of USD 0.85 billion with a coupon of 4.00%, a 10-year bond of USD 1.10 billion with a coupon of 4.20% and a 30-year bond of USD 0.75 billion with a coupon of 4.70%.
In August 2023, a 5-year EUR denominated bond of EUR 750 million with a coupon of 0.50% was repaid at maturity.
In September 2023, a 7-year EUR denominated bond of EUR 1.25 billion with a coupon of 0.125% was repaid at maturity.
Liquidity/short-term funding
The Company’s liquidity amounted to USD 13.5 billion as at December 31, 2024, compared with USD 14.4 billion as at December 31, 2023. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 29.6 billion as at December 31, 2024, compared with USD 24.6 billion as at December 31, 2023.
The debt/equity ratio increased to 0.67:1 as at December 31, 2024, compared with 0.53:1 as at December 31, 2023. The net debt increased to USD 16.1 billion as at December 31, 2024, compared with USD 10.2 billion as at December 31, 2023.
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
• Non-current financial debt, including current portion (see “Item 18. Financial Statements—Note 19. Non-current financial debt”). For the table showing the maturity schedule of our current and non-current financial debt, see “Item 18. Financial Statements—Note 28. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments— Liquidity risk”;
• Leases on assets used in operations entered into in the ordinary course of business (see “Item 18. Financial Statements— Note 10. Right-of-use assets and lease liabilities”);
• Long-term research and development agreements with various institutions and pharmaceutical companies related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements (see “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities—Research and development commitments”);
• Commitments related to the acquisition of businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future (see “Item 18. Financial Statements—Note 27. Commitments and contingent Liabilities—Other commitments”). In addition, certain business acquisition arrangements include contingent payments, which the shareholders of the acquired company are eligible to receive upon the achievement of specified milestones. For the table showing the maturity schedule of contingent consideration liabilities, see “Item 18. Financial Statements—Note 28. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk”;
• Unfunded independent pension and other post-employment benefit plans (see “Item 18. Financial Statements – Note 24. Post-employment benefits for employees”); and
• Property, plant and equipment purchase commitments in the ordinary course of business (see “Item 18. Financial Statements—Note 9. Property, plant and equipment”).
The Company intends to fund contractual obligations and commitments related to leases, long-term research and development agreements, property, plant and equipment, and unfunded independent pension and other post-employment benefit plans with available cash and short- and long-term borrowings.

5.C Research and development, patents and licenses

Our research and development spending from continuing operations totaled USD 10.0 billion and USD 11.4 billion (non-IFRS measure core research and development from continuing operations USD 9.3 billion and USD 8.6 billion) for the years 2024 and 2023, respectively.
Novartis has numerous products in various stages of development. For further information on these products in development, see “Item 4. Information on the Company—Item 4.B Business overview.”
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

Not applicable.

Item 6. Directors, Senior Management and Employees

6.A Directors and senior management

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Board of Directors” and “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Executive Committee” is incorporated by reference.

6.B Compensation

Dear shareholder,
On behalf of the Compensation Committee of Novartis, I am pleased to present our 2024 Compensation Report.
2024 company performance
Novartis delivered an excellent performance in 2024, driven by sales growth in key brands and more cost-effective operations. Compared with the prior year, net sales from continuing operations increased by 12% measured in constant currencies (cc), core operating income increased by 22% (cc) and free cash flow increased by USD 3.1 billion. Sales growth was mainly driven by Entresto, Cosentyx, Kesimpta, and Kisqali. The Company’s performance led to two guidance upgrades for net sales and three for core operating income.
The compensation of the members of the Executive Committee of Novartis (ECN) is largely determined by performance evaluations conducted on both a short-term basis through the Annual Incentive and a long-term basis via the Long-Term Performance Plan (LTPP).
As an innovative medicines company, we consider innovation core to the value we bring to society. Innovation and certain ESG targets (e.g., access to medicines) are included in the Annual Incentive targets of all Executive Committee members. There are further innovation milestones which comprise 25% of the LTPP performance measurement. In 2024, our innovation highlights included the approval of Fabhalta in EU, China and Japan for adult patients with paroxysmal nocturnal hemoglobinuria (PNH), as well as in the US for adult patients with immunoglobulin A nephropathy (IgAN). We also received accelerated approval in the US for Scemblix for newly diagnosed patients with chronic myeloid leukemia (CML) and Kisqali was approved in the EU and US to reduce the risk of recurrence in people with early breast cancer.
2024 realized compensation
The company’s performance in 2024 resulted in a total realized compensation for the CEO of CHF 19 165 899, of which 88.5% was made up of variable components, which comprised an Annual Incentive at 160% of target and a 2022-2024 LTPP at 158% of target. The LTPP represents the largest component of the realized compensation.
The 2022-2024 LTPP cycle delivered strong results versus target, with both third-party sales CAGR (compound annual growth rate) and core operating income CAGR (both in cc) exceeding the level required for a maximum payout. Three-year sales performance from growth brands Entresto, Pluvicto, Kesimpta and Kisqali, all considerably exceeded expectations. Our bottom line was further strengthened through savings generated by our organizational transformation. Innovation performance was solid, as evidenced by the advances listed above. Our share price performance and year-on-year dividend increases resulted in a total return to shareholders of 54% over the performance cycle which ranked 5th out of our 15 global healthcare peer companies (including Novartis). In addition, the 2022-2024 LTPP cycle payout accrued a 15.5% increase in share price between grant and vesting. In line with our plan rules, an additional two-year holding period applies for the CEO (and CFO) vested shares (i.e. until January 2027). The Board of Directors did not make any discretionary adjustments to the incentive outcomes.
The chart below illustrates the strong correlation between the LTPP payout over the past five years and the three-year total shareholder return (TSR), demonstrating consistent alignment with shareholders’ experience.
Historic LTPP payout versus TSR
The performance outcomes described above also contributed to the total aggregated realized compensation of the other ECN members which was CHF 56 580 414.
For further details on the realized compensation, including a comparison with 2023 realized compensation, see “—CEO and Executive Committee 2024 realized compensation.”
Executive Committee compensation system changes
At the beginning of 2024, the Board of Directors incorporated significant changes into our executive compensation system, which were shaped with input from our shareholders as described in detail in last year’s Compensation Report. These changes were strongly supported at the 2024 Annual General Meeting (AGM), for which I would like to express my appreciation. We are confident that the changes place us in a better position to attract and retain the best talent on a global scale. No further material changes were made to the 2025 Executive Committee compensation system.

Compensation Committee membership changes
I would like to express my sincere gratitude to William Winters, who will step down from the Compensation Committee and the Board of Directors at the 2025 AGM, for his engagement and invaluable contributions throughout his 12-year tenure. At the 2025 AGM, we will propose to shareholders the nomination of John Young as a new member of the Compensation Committee. To facilitate his onboarding, John attended the last four Compensation Committee meetings as a guest.
2025 Annual General Meeting (AGM)
At the 2025 AGM, as in prior years, shareholders will be asked to vote on:
• The maximum aggregate amount of compensation for the Board of Directors from the 2025 AGM to the 2026 AGM. Board fees will remain unchanged compared with the prior term, with the exception of the annual Board Chair fee, which will be CHF 3.5 million from the 2025 AGM.
• The maximum aggregate amount of compensation for the Executive Committee for the financial year 2026, which remains the same as in the previous year.
• This 2024 Compensation Report (advisory vote), which follows the same structure as in the previous year.
We trust that this Report and our 2025 Say-on-Pay brochure provide you with the information required for you to vote in favor of the above. We continue to welcome your feedback, which is invaluable in driving improvements in our Executive Committee and Board of Directors’ compensation systems and practices.
Simon Moroney, D.Phil.
Chair of the Compensation Committee

Executive Committee and Board 2024 compensation at a glance

CEO pay for performance
2024 Annual Incentive% of target200%150%100%50%0%MaximumPayout: 160% of targetTarget2022-2024 Long-Term Performance Plan (LTPP) cycle% of target200%150%100%50%0%MaximumTargetPayout: 158% of targetThird-party sales CAGR (200% of target)Core operating income CAGR (200% of target)Innovation (102% of target)Relative TSR (130% of target)
CEO and Executive Committee total realized compensation
The 2024 total realized compensation for the CEO and Executive Committee members was CHF 75 746 314. For more information, see “—2024 CEO Annual Incentive balanced scorecard”, “ —2022-2024 LTPP cycle performance outcomes” and “ —CEO and Executive Committee 2024 realized compensation.”

		2024 base salary	2024 pension benefits	2024 Annual Incentive	2022 - 2024 LTPP cycle	Other 2024 compensation

	Currency	Cash (amount)	Amount	Cash & Equity	Equity (value at vesting date)	Amount	Total 2024 realized compensation (incl. share price movement)

Vasant Narasimhan (CEO)	CHF	1 865 483	172 722	4 494 788	12 468 155	164 750	19 165 899

Aggregate realized compensation of the other 10 Executive Committee members	CHF	8 985 234	1 959 918	15 051 053	23 212 440	7 371 770	56 580 414

Total	CHF	10 850 717	2 132 640	19 545 841	35 680 595	7 536 520	75 746 314

Board compensation
The total actual compensation earned by Board members in the financial year 2024 is shown in the table below. For more information, see “—Board member total compensation earned for the financial year 2024.”
CHF	2024 total compensation

Board Chair	3 803 784

Other members of the Board	4 818 134

Total	8 621 918

CEO compensation and performance

2024 fixed pay and benefits
Annual base salary
The CEO 2024 base salary was: CHF 1 872 800 (2.4% salary increase effective as of March 1, 2024, in line with ordinary salary increases received by other Swiss employees).

Pension and other benefits
The CEO is a member of the Novartis Swiss pension funds, which provide company contributions on the base salary and an Annual Incentive up to the legal cap on the insured salary of CHF 882 000. No supplementary pension plans or savings plans are provided. The CEO’s employer pension contributions represent 9.2% of the base salary.

2024 CEO Annual Incentive balanced scorecard
This section presents the balanced scorecard for the CEO. Financial performance is measured in constant currencies (cc) to reflect operational performance that can be influenced. Performance outcomes for compensation purposes may differ from reported numbers in accordance with our compensation adjustments policy.
TargetMeasureWeight (%)Target Performance1achievementFinancial performance (cc)60Significantly aboveNet sales (USD million)244783849 755Significantly aboveCore operating income (USD million)181751219 025Significantly aboveFree cash flow as a % of net sales1830.1%32.3%Significantly above1Performance outcomes from compensation purposes are measured in cc and may differfrom reported numbers in accordance with our compensation adjustments policy to consider items not known at the time of target setting e.g. favorable impacts from delayed US generic entry assumptions and M&A/BD&L deal costs.
As communicated in the 2023 Compensation Report, in 2024, core operating income replaced operating income in the ECN financial measures. The Board reviewed the core adjustments made on operating income (as indicated in Item 5. Operating and Financial Review and Prospects − 5.A Operating results − Non-IFRS measures as defined by Novartis − Reconciliation from IFRS Accounting Standards results to non-IFRS measure core result) to arrive at the performance outcomes in the table above and decided not to make any discretionary adjustments to the pay outcomes.

2024 CEO Annual Incentive balanced scorecard (continued)
At the start of the performance cycle, the Board sets the CEO specific targets against each of the four strategic objectives listed below. We provide here a summary of those targets that most heavily impact overall performance and their respective achievement.
TargetMeasureWeight (%) / PerformanceachievementStrategic objectives40 AboveMaintain growth momentum and ensure successful launches (10%)•Sales performance for growth drivers was 106% of the 2024 target in cc, largely driven by Cosentyx and Entresto. •Recent launches: Leqvio, Scemblix, Lutathera, Fabhaltaand Pluvictoachievedcombined sales in line with 2024 target in cc.•US sales grew strongly 18%, mainly driven by Entresto, Cosentyx, Kesimpta, Kisqali, Pluvictoand Leqvio, partly offset by the Xiidra® divestment and the impact of generic competition on Gilenya.• Achieved 110% of target sales calls across our top 8 markets.Significantly aboveDeliver pipeline and drive R&D productivity (10%)•7 (vs. target of 6) key approvals secured: iptacopan (Fabhalta) for PNH approved in EU, China and Japan, and for IgAN approved in the US, Kisqali for early breast cancer approved in the US and EU, as well as Scemblix 1L in the US.•15 (vs. target of 10) regulatory filings submitted, including AtrasentanIgAN in US and China, Scemblix 1L in the US, China and Japan, Iptacopan C3G in US, EU, China and Japan, IgAN in China, PluvictomCRPC, pre-taxane in US and PluvictomCRPC, post-taxane in China. Remibrutinib CSU submission was delayed to early 2025.•8 (vs. target of 6) new compounds transitioned into late-stage clinical development.•24 complementary BD&L/M&A deals signed, including the acquisitions of MorphoSys, Mariana Oncology, Kate Therapeutics, Calypso and IFM Due; deals with PTC Therapeutics, Arvinas, PeptiDream, DrenBio, Lindy Biosciences, Baiyu, Monte Rosa Tx, Ratio Therapeutics; and a partnership with Versant to create Borealis. The acquisition of Morphosys has faced significant challenges though work is ongoing on the acquired assets.MetExecute on operational excellence & productivity (10%)•Core operating margin reached 38.7%, bringing us closer to achieving our 2027 aspiration of 40%.•Lean Digital Core, our transformation program to future-proof the processes and technologies to enable core business capabilities, was launched in Turkey and Spain, and towards deployment in Germany, Netherlands, UK and the US.•Workday, our Human Capital Management program was successfully launched on schedule in April.•AI tools and technologies were used to generate: 3 (vs. 2 target) molecular leads, which progressed to in vivo studies, 1 (vs. 1 target) new target for Parkinson’s disease, and 10 (vs. 10 target) trial design improvements.MetStrengthen foundations (ESG / Human Capital) (10%)•Maintained strong reputation across key external ESG indices: #1 in the 2024 Access to Medicine Index, CDP’s Climate Change and Water Security “A Lists” (only company in our peer group to achieve that score), AA ratings with MSCI.•Across our portfolio, our medicines reached 296 million patients in approximately 120 countries. We continued to implement a global access strategy for 100% of new medicines launched.•Collaboration with The Max Foundation provided access to >100,000 patients across over 70 LMICs to key Novartis medicines such as Glivec, Tasigna, Scemblix, Kisqali and Femara.•Scope 1, Scope 2 and Scope 3 emissions reduced by 15% from a 2022 base year, keeping us on track for our 2040 net zero target. Water consumption and waste reduced by 9% and 17% from the prior year, respectively.AboveTotal100Overall assessment and payout for CEOAbove
2024 was another strong performance exceeding external (consensus) and internal (targets) expectations. Sales, profit and free cash flow growth were strong. The focus on innovative medicines and simplification of our operations after the organizational restructuring are having a visible impact across the company. The Research and Development units performed in line with our plan with targeted project timelines acceleration across R&D, and complementary BD&L/M&A deals were signed to bolster the company’s pipeline, although the Morphosys acquisition resulted in some unexpected challenges. In view of these achievements, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to CHF 4 494 788, which is 160% of target, within the range of 0-200%.

2022-2024 LTPP cycle performance outcomes
The charts below illustrate the very strong performance of the 2022-2024 LTPP cycle against target. The financial LTPP targets were recalibrated to take the Sandoz spin-off into account. Given that these metrics measure the compound annual growth rate, Sandoz targets were removed for the financial years 2023 and 2024. For the relative TSR measure, the dividend in kind distribution was treated as a one-time dividend that is not reinvested.
Third-pARTY sales CAGR(25% weighting)Vesting range 0200% of targetThreshold:2.2%Target:4.2%Maximum:7.2%Actual: 9.0%Our transformation into a pure-play innovative medicines company enabled a more focused allocation of resources and operational execution on priority brands. The following brands each exceeded their 2022-2024 sales target (set at the beginning of the cycle) by over USD 1 billion:•Entresto: we strengthened our commercial focus and excellence across our targeted geographies.•Pluvicto: product supply issues were promptly addressed as a higher eligible patient pool in the US drove increased sales.•Kesimpta: streamlining our focus on neuroscience resulted in a larger share gain for the treatment of multiple sclerosis across several markets.•Kisqali: following positive results from NATALEE and MONALEESA studies, we enhanced our investment and resource allocation in this brand.Core operating income (COI) CAGR(25% weighting)Vesting range 0200% of targetThreshold:0.5%Target:4.5%Maximum:10.5%Actual: 17.5%COI CAGR outcome was equally successful reaching mid-teens growth as our strong sales performance was further strengthened by savings generated by our organizational transformation activities.Relative Total Shareholder Return (TSR)(25% weighting)Novartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Actual ranking 5th = 130% of targetTSR for the 2022-2024 cycle was 53.6%. As a result, Novartis ranked No. 5 out of 15 healthcare companies (including Novartis), as our share price performance, growing dividend and spin-off of our generics business, Sandoz, generated considerable value to shareholders. Applying the payout curve directly, this resulted in a payout of 130% under this metric. Innovation(25% weighting)Innovation performance was solid, supported by 21 successful submissions across the three-year cycle, including the following highlights:•approval of Fabhalta for PNH in the EU, Japan and China•regulatory approval of Lutathera in pediatric GEP-NET in the US•submission and accelerated approval of Scemblix 1L CML in the US•approval of Fabhalta IgAN in the US•submission of atrasentan IgAN to the FDA•submission of Pluvicto mCRPC, pre-taxane to the FDAAdditionally, we presented Kisqali NATALEE updated data in eBC and Renal portfolio data at ERA (Fabhalta, atrasentan, zigakibart)Based on input from the Science & Technology Committee (STC), the Board of Directors approved a payout of 102% for this metric. 2022-2024 LTPP CYCLE PayoutOverall, the Board of Directors approved a 2022-2024 LTPP cycle payout at 158% of target, within the range of 0200%. This resulted in an LTPP payout of CHF 12 468 155 for the CEO, including dividend equivalents of CHF 1 128 701 and keep-whole awards (granted in connection with the Sandoz spin-off) of CHF 727 766. The Board of Directors and the Compensation Committee did not exercise any discretion and no adjustments were made in the evaluation of performance.3rd party sales CAGR200% x 25%+COI CAGR200 % x 25%+Innovation102 % x 25%+Relative TSR130% x 25%Final vesting158% of target

Interim update regarding ongoing LTPP cycles
The performance tracking against target for our ongoing LTPP performance cycles is reported below.
2023-2025 LTPP cycle
After the first two years of the three-year LTPP cycle, third-party sales CAGR and core operating income CAGR are tracking significantly ahead of target, supported by the strong operational performance in financial years 2023 and 2024. Innovation is on track. At the end of 2024, the relative TSR for Novartis was in the top three of our global healthcare peer group.
Performance measures	Tracking

Third-party sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

2024-2026 LTPP cycle
After the first year of the three-year LTPP cycle, net sales CAGR and core operating income CAGR are ahead of target and innovation is tracking on target. At the end of 2024, the relative TSR for Novartis was fourth among our global healthcare peer group.
Performance measures	Tracking

Net sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

On or ahead of target

CEO and Executive Committee

CEO and Executive Committee 2024 realized compensation
To aid shareholders’ understanding of the link between pay and performance, the Compensation Report discloses the realized compensation for the CEO on an individual basis, and for the other ECN members on an aggregated basis. Disclosing realized compensation means that the Annual Incentive and the LTPP are disclosed at the end of their respective performance cycles, reflecting actual payouts based on performance.
The total actual payout may vary year on year depending on multiple factors, including the composition of the Executive Committee and the tenure of its members (as new members may not have equity vestings), compensation increases, payout of variable compensation based on actual performance, share price fluctuations, and dividend equivalents.
The table below shows compensation for all ECN members for the financial year 2024, including base salary, pension, other benefits, 2024 Annual Incentive, 2022-2024 LTPP cycle payout, and any buyouts paid or vesting within the year. The table also includes the total 2023 realized compensation for all Executive Committee members for comparison.
To determine the appropriateness of 2024 CEO and executive compensation payouts under the Annual Incentive and LTPP, the Board of Directors and the Compensation Committee reviewed management’s performance against targets set at the beginning of the cycles as described in “—2024 CEO Annual Incentive balanced scorecard” and “—2022-2024 LTPP cycle performance outcomes.”
The incentive performance outcomes, combined with base salary and other benefits, pension, keep-whole awards (awards granted in connection with the Sandoz spin-off) and dividend equivalents, resulted in 2024 total realized compensation for the CEO of CHF 19 165 899, an increase of 18% compared with 2023 (CHF 16 248 178). This increase was largely driven by the higher performance payout of the 2022-2024 LTPP cycle (158% compared with 122% payout for the 2021-2023 LTPP cycle).
Realized compensation for the CEO and Executive Committee (2024 compared with 2023)
	2024			2023

In CHF (gross) [1]	CEO	Other ECN[2]	Total	CEO	Other ECN[3]	Total

Annual base salary	1 865 483	8 985 234	10 850 717	1 822 334	8 551 936	10 374 269

Annual Incentive (performance achieved)	4 494 788	15 051 053	19 545 841	5 075 255	15 449 571	20 524 826

Thereof cash	3 146 304	7 279 690	10 425 994	2 537 599	6 149 179	8 686 778

Thereof equity	1 348 484	7 771 363	9 119 847 [4]	2 537 656	9 300 392	11 838 048 [5]

LTPP (performance achieved)	12 468 155	23 212 440	35 680 595 [6]	8 921 546	15 100 093	24 021 639 [7]

Other payments [8]	164 750	7 371 770	7 536 520 [9]	258 918	6 475 697	6 734 615

Pension benefits [10]	172 722	1 959 918	2 132 640 [11]	170 125	1 627 708	1 797 833 [12]

Total	19 165 899	56 580 414	75 746 314	16 248 178	47 205 005 [13]	63 453 183

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8805, which is the same average exchange rate used in the Company's 2024 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] Aggregate realized compensation of the other 10 Executive Committee members.
[3] Aggregate realized compensation of the other 11 Executive Committee members, including a member who stepped down during the financial year 2023. For more information, see item 6B of the 2023 Annual Report.

[4] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2025) of CHF 90.26 per Novartis share and USD 99.97 per ADR. At the start of the 2024 performance period, Vasant Narasimhan, Aharon Gal, Harry Kirsch, Steffen Lang and Klaus Moosmayer had met their shareholding requirement and therefore received at least 30% of their Annual Incentive in equity. All other Executive Committee members who had not yet met their shareholding requirement at the start of the 2024 performance period, received at least 50% of their Annual Incentive in equity.

[5] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2024) of CHF 93.53 per Novartis share and USD 107.55 per ADR.

[6] The amount represents the underlying share value of the 397 777 realized LTPP PSUs to the CEO and other Executive Committee members for the 2022-2024 LTPP cycle, including dividend equivalents for the three-year cycle of value CHF 1 128 701 for the CEO and CHF 2 017 311 for the other Executive Committee members. The taxable value is determined using the closing share price, on the day the payout factor is approved by the Board of Directors (January 24, 2025), of CHF 90.26 per Novartis share and USD 99.97 per ADR. Includes vested keep-whole shares received in connection with the Sandoz spin-off. During the course of the 2022 performance period, Victor Bulto was promoted to the Executive Committee and Shreeram Aradhye rejoined Novartis. As such, the information disclosed reflects their pro-rata 2022-2024 LTPP payout attributable to the period in which they were members of the Executive Committee. Aharon Gal, Fiona Marshall and Patrick Horber joined Novartis after the 2022-2024 LTPP awards were made, and therefore did not receive an LTPP award for the 2022-2024 LTPP cycle.

[7] Based on the closing share price of January 24, 2024 of CHF 93.53 per Novartis share and USD 107.55 per ADR for all members.
[8] Includes any other perquisites, benefits in-kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization). The compensation and benefits elements related to the period after the step-down dates are also reported under ‘other payments’.

[9] In line with the buyout policy of Novartis (see "—CEO and Executive Committee: appointments"), includes 8 607 vested ADRs (for a total value of USD 834 580), which vested partially on March 31, 2024, and partially on May 1, 2024, to Fiona Marshall to replace compensation that she forfeited when leaving her previous employer. Includes also 3 116 vested RSUs and 39 976 PSUs (for a total value of CHF 3 955 219), which vested partially on January 20, 2024, on February 1, 2024 and on January 26, 2025 as well as CHF 1 058 274 paid in cash in March 2024, to Patrick Horber to replace compensation that he forfeited when leaving his previous employer. Includes also 3 050 vested RSUs (for a total value of CHF 279 472), which vested on February 26, 2024, to Shreeram Aradhye to replace compensation that he forfeited when leaving his previous employer.

[10] Includes social security contributions to the extent that they result in a pension entitlement. Includes also contributions to company provided pension plans.
[11] This amount is out of total social security employer contributions of CHF 3 279 227 and pension employer contributions of CHF 2 158 144 paid in 2024 for all Executive Committee members.
[12] This amount is out of total social security employer contributions of CHF 1 933 476 and pension employer contributions of CHF 1 852 898 paid in 2023 for all Executive Committee members.
[13] Includes CHF 5 975 824 for the member who stepped down during 2023.

Pay for performance assessment
To assess whether the target-setting process provided for sufficiently stringent targets in the 2022-2024 LTPP cycle, the Compensation Committee reviewed the past five LTPP payouts. It found a strong correlation between the LTPP payout and the three-year total shareholder return, as shown in the table below, demonstrating alignment with shareholders’ experience. The Committee also recognized the high variability of payouts across the years.
	2020[1]	2021	2022	2023	2024

LTPP three-year cycle payout (% of target)	126%	107%	57%	122%	158%

Novartis three-year TSR in USD (%) [2]	29%	22%	6%	31%	54%

[1] For this cycle, two LTI plans existed (with different metrics): LTPP (75% NCVA, 25% Innovation) and LTRPP (100% rTSR), which merged into one plan from 2021. Payout represents the average CEO weighted payout.

[2] The starting share price and ending share price for the TSR measure are calculated as the average of the closing share prices over the 3 months prior to December 31, with the closing prices of all trading days equally weighted to derive the average.

The Board of Directors reviewed the overall 2024 incentive outcomes against the performance of the company, acknowledging the period of uncertainty at the time the targets were set, and decided that pay and performance are well aligned. As with prior years, it decided that no adjustments were required and did not apply any discretion to the 2022-2024 LTPP payout.

CEO and Executive Committee 2024 compensation at grant
In accordance with the Swiss Code of Obligations, Novartis discloses total compensation at grant value for the CEO and Executive Committee.
The table below provides the following compensation information for the CEO, the CFO and the Presidents of our International and US organizations individually, while for all other ECN target pay is aggregated:
• 2024 base salary
• Actual cash portion and portion deferred in equity of the 2024 Annual Incentive
• 2024-2026 LTPP cycle awards, which are reported at target grant date value, based on the assumption that the awards will vest at 100% achievement, excluding any share price movement and dividend equivalents that may be accrued over the performance cycle. The future payout will be determined only after the performance cycle concludes in three years (i.e., at the end of 2026), with a performance factor of 0% to 200% of the target value
• Other payments for 2024, which include other benefits, either paid in cash or granted in equity during the year
• 2024 pension benefits
• Total 2024 and total 2023 compensation at grant, for comparative purposes
The highest-paid individual in 2024 was Vasant Narasimhan, CEO of Novartis.
The CEO 2024 compensation at grant increased compared with 2023 mainly due to the CEO LTPP target increase from 325% to 400%, effective 2024-2026 LTPP cycle, as communicated in the 2023 Compensation Report, which received strong support from shareholders. The compensation at grant for all Executive Committee members is lower compared with 2023 (CHF 62 887 204 versus CHF 68 365 598) mainly due to a reduction in the number of members reported (in 2023, one member stepped down, compared with none in 2024).
Compensation at grant value for the CEO and Executive Committee (2024 compared with 2023)

In CHF (gross)[1]	Annual base salary	2024 Annual Incentive (performance achieved)[2]	2024-2026 LTPP cycle PSUs (target amount)[3]	Other payments[4]	Pension benefits[5]	Total 2024[6]	Total 2023[7]

Vasant Narasimhan	1 865 483	4 494 788	7 491 285	164 750	172 722	14 189 029	13 270 592

Victor Bulto	874 838	1 690 570	2 201 344	742 432	257 848	5 767 033	5 159 769

Patrick Horber	1 000 000	2 040 028	2 500 057	174 940	177 773	5 892 798	6 684 992 [8]

Harry Kirsch	1 130 067	1 996 791	2 949 749	13 415	176 533	6 266 554	6 527 912

Other ECN members	5 980 329	9 323 664	13 706 862	413 171	1 347 764	30 771 790	31 124 272

Subtotal	10 850 717	19 545 841	28 849 298	1 508 708	2 132 640	62 887 204	62 767 536

Member who stepped down	-	-	-	-	-	-	5 598 062

Subtotal	-	-	-	-	-	-	5 598 062

Total	10 850 717	19 545 841	28 849 298	1 508 708	2 132 640	62 887 204	68 365 598

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8805, which is the same average exchange rate used in the Company's 2024 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2025) of CHF 90.26 per Novartis share and USD 99.97 per ADR. For the Annual Incentive split between cash and equity, see ''—Realized compensation for the CEO and Executive Committee (2024 compared with 2023)''.

[3] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the three-year performance cycle, based on the closing share price on the grant date (January 24, 2024) of CHF 93.53 per Novartis share and USD 107.55 per ADR for all members.

[4] Includes any other perquisites, benefits in-kind and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization).

[5] Includes social security contributions to the extent that they result in a pension entitlement. Includes also contributions to company provided pension plans. This amount is out of total social security employer contributions of CHF 3 279 227 and pension employer contributions of CHF 2 158 144 paid in 2024 for all Executive Committee members.

[6] Compensation at grant for the 11 Executive Committee members.
[7] Compensation at grant for the 12 Executive Committee members, including Marie-France Tschudin who stepped down during the financial year 2023. For more information, see item 6B of the 2023 Annual Report.

[8] In line with the Company’s buyout policy (see “—CEO and Executive Committee: appointments”), Patrick Horber received in 2023 buyout awards of CHF 1 058 274 in cash to be paid out in March 2024 as well as CHF 3 084 694 in PSUs subject to LTPP performance conditions, and CHF 2 292 624 in RSUs, both of which will vest between 2024 and 2026, in lieu of the Annual Incentive and LTI that he forfeited when leaving his previous employer.

Number of equity instruments granted to the CEO and Executive Committee (2024 compared with 2023)
Variable compensation[1]

	2024 Annual Incentive (performance achieved) equity (number)[2]	2024-2026 LTPP cycle PSUs (target amount)[3]	Other equity/PSUs (number)	Total 2024	Total 2023

Vasant Narasimhan	14 940	80 095	-	95 035	96 815

Victor Bulto	9 603	23 246	-	32 849	34 412

Patrick Horber	11 301	26 730	-	38 031	63 690 [4]

Harry Kirsch	14 380	31 538	-	45 918	58 528

Other ECN members	51 302	146 220	-	197 522 [5]	207 812

Subtotal	101 526	307 829	-	409 355	461 257

Members who stepped down	-	-	-	-	39 208 [6]

Subtotal	-	-	-	-	39 208

Total	101 526	307 829	-	409 355	500 465

[1] The values of these awards are reported in the table "—Compensation at grant value for the CEO and Executive Committee."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for the 2024 performance period.
[3] Target number of PSUs granted under the LTPP for the 2024-2026 performance cycle.
[4] In line with the Company’s buyout policy (see “—CEO and Executive Committee: appointments”), Patrick Horber received buyout awards of 36 129 PSUs subject to LTPP performance conditions, and 26 852 RSUs, both of which will vest between 2024 and 2026, to replace compensation that he forfeited when leaving his previous employer.

[5] For the other seven active members at December 31, 2024.
[6] Marie-France Tschudin stepped down from the Executive Committee on September 15, 2023, and ended her contractual notice period on September 30, 2024. The LTPP grant for the 2023-2025 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis subject to the plan rules.

Additional disclosures and other statutory information
Fixed and variable compensation
The following table summarizes the annual base salary and variable compensation at grant for the financial year 2024 for the CEO and Executive Committee.
	Annual base salary	Variable compensation[1]

Vasant Narasimhan	13.3%	86.7%

Victor Bulto	15.9%	84.1%

Patrick Horber	17.5%	82.5%

Harry Kirsch	18.6%	81.4%

Other ECN members [2]	20.3%	79.7%

Total	17.9%	82.1%

[1] See the table “–Compensation at grant value for the CEO and Executive Committee” with regard to the disclosure principles of variable compensation.
[2] For the other seven active members at December 31, 2024.
Other payments to Executive Committee members
During 2024 (like 2023), no other payments or waivers of claims other than those set out in the tables (including the footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Executive Committee compensation approved by shareholders
The total compensation dispensed by the Company in 2024 is within the Say-on-Pay budget approved by the shareholders at the 2023 AGM (CHF 90 000 000).
Payments to former Executive Committee members
Under the employment contracts of Executive Committee members and in line with the Company’s LTI plan rules, payments were made to 8 former members. Of these payments, CHF 8 281 897 (CHF 8 725 507 in 2023) relate to the vesting of LTI awards. In addition, contractual amounts totaling CHF 1 913 169 (CHF 5 028 812 in 2023). In 2024, there were no payments made in relation to tax equalization on variable compensation granted during international assignments/commuter arrangements (CHF 221 718 in 2023). In 2024, the highest paid former Executive Committee member was Marie-France Tschudin who received CHF 6 195 281 (comprising the base salary, the Annual Incentive, realized LTI and other benefits). In 2023, John Tsai was the highest paid former Executive Committee member, receiving CHF 3 537 225. No other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them during 2024 (like 2023).
Persons closely linked
“Persons closely linked”, a definition used throughout the Annual Report, are (i) their spouse or equivalent, (ii) their children (under 18 years of age), (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary.
Malus and clawback
Consistent with our “—CEO and Executive Committee compensation philosophy and system,” in 2024 there was no legal or factual basis on which to exercise malus or clawback for current or former Executive Committee members.
Award and delivery of equity to Novartis employees
During 2024, 10.0 million restricted shares (or ADRs), RSUs and target PSUs were granted, and 9.6 million Novartis vested shares (or ADRs) were delivered to Novartis employees under various equity-based participation plans. Current unvested equity instruments held by employees represent 0.93% of issued shares (based on a total of 1.8 million restricted shares, 15.5 million RSUs and 3.1 million target PSUs). Novartis delivers treasury shares to employees to fulfill these obligations and aims to offset the dilutive impact from its equity-based participation plans.
Note 26 to the Company’s audited consolidated financial statements
The total expense for the year for compensation awarded to Executive Committee, using IFRS Accounting Standards measurement rules, is presented in Note 26 to the Company’s audited consolidated financial statements.

Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 20241 (compared with prior year)
The following table shows, in alphabetical order after the CEO, the total number of shares, ADRs and other equity rights owned by the CEO and the other Executive Committee members and “persons closely linked” to them as at December 31, 2024. At this date, no members of the Executive Committee, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares or ADRs of Novartis. As at December 31, 2024, all members who had served at least five years on the Executive Committee had met or exceeded their personal Novartis share ownership requirements.
	Vested shares and ADRs[1]	Unvested shares and other equity rights[2]	Equity ownership level as a multiple of annual base salary[3]	Unvested target PSUs (e.g., LTPP)[4]	Total as at December 31, 2024	Total as at December 31, 2023

Vasant Narasimhan	352 526	75 885	20x	213 942	642 353	497 334

Shreeram Aradhye	-	22 059	2x	57 918	79 977	37 096

Victor Bulto	6 841	28 324	3x	48 293	83 458	62 090

Aharon Gal	30 160	13 626	4x	21 151	64 937	93 763

Karen Hale	31 313	26 726	5x	63 576	121 615	72 190

Patrick Horber	24 038	38 862	5x	53 086	115 986	49 644

Harry Kirsch	408 163	35 770	34x	101 254	545 187	460 964

Robert Kowalski	425	22 009	2x	47 779	70 213	47 535

Steffen Lang	94 227	29 054	12x	64 981	188 262	202 250

Fiona Marshall	4 444	48 453	4x	38 161	91 058	66 517

Klaus Moosmayer	33 664	15 283	6x	39 550	88 497	68 142

Subtotal	985 801	356 051		749 691	2 091 543	1 657 525

Members who stepped down	-	-		-	-	150 802

Subtotal	-	-		-	-	150 802

Total	985 801	356 051		749 691	2 091 543	1 808 327

[1] Includes holdings of persons closely linked to Executive Committee members (see definition "—Persons closely linked").
[2] Includes unvested shares and ADRs as well as other equity rights applicable for the determination of equity amounts for the share ownership requirements, as per the definition "—CEO and Executive Committee: share ownership requirements." Also includes unvested keep-whole awards received in connection with the Sandoz spin-off.

[3] The multiple is calculated based on the full-year annual base salary and the closing share price as at the end of the 2024 financial year. The share price and ADR price on the final trading day of 2024 was CHF 88.70 and USD 97.31, respectively.

[4] The target number of PSUs is disclosed pro-rata to December 31, 2024, unless the award qualified for full vesting under the relevant plan rules. Also includes unvested keep-whole awards received in connection with the Sandoz spin-off.

CEO and Executive Committee compensation philosophy and system

Compensation philosophy
Our compensation philosophy aims to ensure that we attract and retain outstanding Executive Committee members and reward them according to their success in implementing the Company strategy, as well as their contribution to Company performance and long-term value creation. The main elements of our compensation philosophy are set out in the table below.
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
 Significant competition continues to exist for top executive talent with deep expertise and the requisite competencies and proven performance within the pharmaceutical and biotechnology industries. For this reason, external peer compensation data is one of a number of key reference points considered by the Board of Directors and the Compensation Committee when making decisions on executive pay, to help ensure that the compensation system and levels at Novartis remain competitive. Novartis is committed to transparency in its benchmarking practices, including the disclosure of its healthcare peer group to shareholders on an annual basis.
The Compensation Committee believes in a rigorous approach to peer group construction and maintenance. Furthermore, it believes that using a consistent set of global peers that is similar to Novartis in size and scope of operations enables shareholders to evaluate compensation year on year and make pay-for-performance comparisons.
Although Novartis is headquartered in Switzerland, more than a third of its sales come from the US market, and the US therefore represents a significant talent pool for the recruitment of executives by the Company. The Compensation Committee uses a pay comparator group of global healthcare companies to ensure that Novartis is able to attract and retain key talent globally. To ensure European and local practices are fully taken into account, the Compensation Committee also uses a cross-industry peer group of Europe-headquartered multinational companies of a similar size and scope. Following an extensive review in 2024, both peer groups remain unchanged compared with 2023.
global healthcare peer companies
AbbVie
Amgen
AstraZeneca
Biogen
Bristol-Myers Squibb
Eli Lilly & Co.
Gilead Sciences
GlaxoSmithKline
Johnson & Johnson
Merck & Co.
Novo Nordisk
Pfizer
Roche
Sanofi
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

Pension and other benefits
• Pension and other benefits are provided to the Executive Committee members on the same terms as to all other employees based on local country practices and regulations. No supplementary pension plans or savings plans are provided.
• Pension and other benefits do not constitute a significant proportion of total compensation.
• Globally the Company operates both defined benefit and defined contribution pension plans (see also Note 24 to the Company’s consolidated financial statements).
• Novartis may provide other benefits according to local market practice. These include the provision of a company car, tax and financial planning, and insurance benefits.

2024 Annual Incentive
PLAN OVERVIEWTarget Annual Incentive On-target opportunities•CEO: 150% of annual base salary.•Other Executive Committee members: 80% to 120% of annual base salary.Performance measures•An Annual Incentive balanced scorecard containing:•Financial performance measures (60% weighting) related to the Company •Strategic objectives (40% weighting)•The balanced scorecard targets and achievements of the CEO are detailed in “2024 CEO Annual Incentive balanced scorecard.”•The balanced scorecards for individual Executive Committee members include the same company financial targets (60% weighting) as well as individual qualitative and quantitative targets (40% weighting).•Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture. As such, members of the Executive Committee are expected to demonstrate these to the highest standards.Target setting•Financial targets are set at the beginning of each financial year and align with the strategic plan proposed by management to the Board of Directors for approval.•The strategic objectives are aligned with the most important priorities in any performance year.Payout ranges•The payout schedule for the Annual Incentive incorporates performance against financial and strategic objectives. The payout range is 0% to 200% of on-target opportunity based on performance, as shown below:PERFORMANCEPAYOUT (% of on-target)Outstanding170% 200%Exceeds expectations130% 160%Meets expectations80% 120%Partially meets expectations40% 70%Below expectations0%Payout formulaPayout vehicle•At the end of the performance period, 50% is paid in cash, and the remaining 50% is delivered in Novartis equity (restricted shares or RSUs) deferred for three years. If the shareholding requirement is met, the portion of the Annual Incentive that is mandatorily deferred in equity is reduced to 30%.•Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US deferred compensation plan.Dividend rights, voting rights and settlement•Novartis restricted shares and ADRs carry voting rights and dividends during the vesting period. •RSUs are of equivalent value but do not carry voting rights and dividends during the vesting period. Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. Annual base salaryxTargetincentive % =Target Annual IncentiveAnnual base salaryxTarget incentive %xPayout factor (% of target: 0%200%)=Realized Annual Incentive

2022–2024 LTPP cycle
PLAN OVERVIEWAward vehiclePerformance share units (PSUs) are granted at the beginning of the three-year performance cycle and vest at the end of the cycle to the extent that performance conditions have been met. At the time of vesting, they are converted into Novartis shares.PSUs carry dividend equivalents that are paid in shares at the end of the cycle.Grant formula At the start of the performance cycle, PSUs are granted under the LTPP, as follows:Target opportunity •CEO: 325% of annual base salary•Other Executive Committee members: between 180% and 260% of annual base salaryPerformance measures•Third-party sales CAGR (25%)•Core operating income CAGR (25%)•Innovation (25%)•Relative TSR (25%)Target settingFinancial targets: Targets for third-party sales CAGR and core operating income CAGR are set based on the three-year strategic plan of the Company. Innovation: Development targets are based on targeted filings communicated at the start of each three-year performance cycle, weighted 70%. For cycle 2022-2024, Biomedical Research targets consider the expected Net Present Value (eNPV) of programs transitioning to late-stage clinical development. Effective 2024-2026 LTPP cycle, given the earlier involvement from our commercial and strategy and growth business areas, all projects transitioning to late-stage clinical development have strategic value and are therefore scored equally.Payout rangeFinancial targets: When assessing performance, achievements for threshold, target and maximum payout are defined for each metric, and a payout curve is applied to determine the corresponding payout between 0200% against target.Innovation: At the end of the cycle, the Compensation Committee determines, following input from the STC, the payout factor based on the number of relevant clinical milestones achieved against the target score.Relative TSR: Performance on TSR is assessed relative to our global healthcare peer group, as outlined below. A three-month averaging method is used for both the start and the end of the performance cycle. Companies are then ranked in order of highest to lowest TSR in USD. No payout for below median TSR applies.The Board of Directors may use its discretion on each metric, including deciding on the payout within the ranges where appropriate. In doing so, it takes into consideration factors such as the underlying assumptions of the targets set at the beginning of the cycle, overall economic conditions, currency fluctuations and other unforeseeable situations.Payout formulaStep 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsGlobal healthcare peer groupAbbVieAmgenAstraZenecaBiogenBristol-Myers SquibbEli Lilly & CoGilead SciencesGlaxoSmithKlineJohnson & JohnsonMerck & Co.Novo NordiskPfizerRocheSanofiNovartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Target number of PSUsxPayout factor+Dividend equivalents=Realized PSUs

CEO and Executive Committee share ownership requirements
CEO and Executive Committee members are required to own a minimum multiple of their annual base salary in Novartis equity as set out in the table below. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
FunctionOwnership levelAdditional holding requirementsTime for achieving levelEquity included in determinationCEOCFOOther ECN members6 x annual base salary3 x annual base salaryEquity vesting under the LTPP for a minimum of two years after the vesting dateNoneWithin five years of hire or promotion. In the event of a substantial rise or drop in the share price, the Board of Directors may, at its discretion, amend the time period accordingly.•Vested and unvested Novartis shares or ADRs, and RSUs acquired under Novartis compensation plans (unvested PSUs excluded)•Other shares and vested options of Novartis shares or ADRs that are owned directly or indirectly by “Persons closely linked” to an Executive Committee member
CEO and Executive Committee: appointments
Element of compensationPolicyLevelThe overall package should be market-competitive to enable the recruitment of global executive talent with deep expertise and competencies.The Compensation Committee may appoint individuals who are new to a role on an annual base salary (and/or incentives) that is below the market level, with a view to increase this toward market level over a period of three to four years as an individual develops in the role.If the scope of an existing Executive Committee member’s role changes significantly during the year, the Compensation Committee may make adjustments to the individual’s base salary (and/or incentives) in consideration of the benchmark of the new role and the Executive Committee appointments compensation policy.Annual base salaryThis prudent approach ensures pay levels are merit-based, with increases dependent on strong performance and proven ability in the role over a sustained period.IncentivesThe compensation package will normally include the key compensation elements and incentive opportunities in line with those offered to current Executive Committee members.In exceptional circumstances, higher incentive opportunities than those offered to current Executive Committee members may be provided at the Compensation Committee’s discretion.Performance measures may include business-specific measures tailored to the specific role.Pension and other benefitsNewly appointed Executive Committee members are eligible for the local country pension plan and other benefits in line with the wider employee group.BuyoutsThe Compensation Committee seeks to balance the need to offer competitive compensation opportunities to acquire the talent required by the business with the principle of maintaining a strong focus on pay for performance.As such, when an individual forfeits variable compensation as a result of an appointment at Novartis, the Compensation Committee may offer replacement awards to compensate the commercial equivalent value or fair value of payments and awards forfeited by the individual, in such form as the Compensation Committee considers appropriate, taking into account relevant factors.Relevant factors include the expected value of the forfeited award, the replacement vehicle (i.e., cash, restricted share units, restricted shares or performance share units), whether the award is contingent on meeting performance conditions or not, the timing of forfeiture (i.e., Novartis mirrors the blocking or vesting period of the forfeited award) and the leaver conditions, in case the recruited individual leaves Novartis prior to the end of the blocking or vesting period.International mobility If individuals are required to relocate or be assigned away from their home location to take up their position, relocation support may be provided in line with our global mobility policies (e.g., relocation support, tax equalization). This includes ongoing US state income tax liabilities on behalf of US citizens locally employed outside the US who have US workdays and therefore, US state taxable compensation that generates a US state tax liability.

CEO and Executive Committee: termination arrangements
ElementsRetirement, termination by the Company for reasons other than performance or conduct, and change of controlVoluntary resignationTermination by the Company for misconduct or poor performanceDeath or long-term disabilityAnnual Incentive for period between start of notice and termination datePro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Annual Incentive is fully forfeited.Pro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Unvested equity: mandatory deferral of Annual Incentive into restricted shares/ restricted share units (RSUs)Awards are released on the original blocking end date. Is subject to forfeiture in the event that a leaver joins a competitor company before the original vesting date.Unvested restricted shares and restricted share units (RSUs) are forfeited.Accelerated vesting is applied.Unvested equity: voluntary deferral of Annual Incentive into restricted shares/RSUs/American Depository Receipts (ADRs) (ADRs applicable for US employees only)Awards are not subject to forfeiture during the deferral period. Unvested equity: Long-Term Incentive performance share units (PSUs)Awards vest on the regular vesting date, subject to performance, on a pro-rata basis for time spent with the Company during the performance cycle. Is subject to forfeiture in the event that a leaver joins a competitor company before the vesting date.All of the award is forfeited.Accelerated vesting at target is applied.Unvested equity: Buyouts or previous equity grants in restricted shares/ restricted share units (RSUs)Accelerated vesting is applied to equity pro-rated until last date of employment.All of the award is forfeited.Accelerated vesting is applied.
Further details are provided in in our “—Risk Management principles.”
Malus and clawback policy
Any incentive compensation paid to Executive Committee members is subject to malus and clawback rules. This means that the Board of Directors for the CEO, and the Compensation Committee for the other Executive Committee members, may decide – subject to applicable law – to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or vested in the past (clawback). This applies in cases where the payout has resulted from a violation of laws or conflicts with internal management standards, including Company and accounting policies, as well as with US Securities and Exchange Commission (SEC) Rule requirements.
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
Performance targets are generally set before the start of the relevant performance cycle. A rigorous framework is in place for establishing targets to ensure they are suitably robust, challenging and aligned with the strategic priorities of the Company.
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
Objective setting•The CEO proposes his targets to the Board Chair; they are then reviewed and approved by the Board of Directors.•For other Executive Committee members, targets for their business units or functions are initially discussed with the CEO and subsequently approved by the Board of Directors.Performance evaluation•The CEO’s performance against the individual balanced scorecard is assessed by the Board of Directors.•For Executive Committee members, the CEO discusses each member’s performance (assessed against their individual balanced scorecard) with the Board Chair before making recommendations to the Board of Directors for final determination.•Periodic assessments, including at the mid-year stage, ensure progress is suitably tracked.Compensation determination •A recommendation for the CEO’s variable pay is made by the Compensation Committee to the Board of Directors for final determination.•For the LTPP financial measures’ payout schedules, a formulaic approach applies, and the Compensation Committee can also exercise judgment to ensure there is appropriate alignment between payout levels and overall performance achieved. The same principle of discretion applies to the relative TSR and innovation performance measures.•The CEO’s recommendations for other Executive Committee members are considered and approved by the Compensation Committee, after which the Board of Directors is notified of the outcomes.

Executive Committee 2025 compensation

Each year, we collaborate with our independent external advisors to benchmark the compensation levels of the Executive Committee members and assess the competitiveness of their total target compensation. 2025 compensation increases have been made after taking into account demonstrated performance and ability in role as outlined in “—CEO and Executive Committee: appointments.” In accordance with our policy to increase total target compensation towards a more market competitive level over a period of three to four years as an individual develops in the role, we have made the following changes effective 2025:
Victor Bulto, President, US
Mr. Bulto, appointed in April 2022, delivered strong results with significant overperformance across key brands and launches for Cosentyx HS, Fabhalta, Scemblix, and Kisqali. Mr. Bulto will receive a 3.5% increase in annual base salary and a 30 ppts increase in LTPP target, as a percentage of annual base salary.
Patrick Horber, President, International
Mr. Horber, appointed in December 2023, demonstrated notable successes across key International geographies, delivering nearly USD 1 billion sales above target. Mr. Horber will receive a 3.5% increase in annual base salary and a 30 ppts increase in LTPP target, as a percentage of annual base salary.
Following a strong performance, a further four Executive Committee members, who assumed their role in the last four years, will receive an increase in annual base salary between 1.6-6.0%, and/or a 10 ppts increase in their Annual Incentive and/or LTPP target, as a percentage of annual base salary.
All other Executive Committee members, including the CEO, will receive ordinary base salary increases received by other employees in their country of employment (1.6% for Switzerland and 3.5% for US), effective March 1, 2025. Their Annual Incentive and LTPP targets remain unchanged.
Pay practice for other employees
The Board of Directors is committed to ensuring fair and competitive compensation practices across the entire organization. Recent such examples include an approved global budget of over USD 384 million for salary adjustments during 2025, maintaining our existing Equal Pay International Coalition (EPIC) and Living Wage commitments globally, starting a new global program to implement our renewed EPIC commitments in view of the EU Directive and expanding our all-employee share purchase plan which is now available to employees in over 50 countries globally. More details can be found in the Novartis in Society Integrated Report 2024.

Board compensation

Board member total compensation earned for the financial year 2024 (compared with 2023)
	Positions as per December 31							Share-based compensation

	Board membership	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Science & Technology Committee	Risk Committee	Cash (CHF) (A)	Shares (CHF) (B)	Shares (number)[1]	Social security (CHF) (C)[2]	Total 2024 (CHF) (A)+(B)+(C)[3]	Total 2023 (CHF)

Joerg Reinhardt	Board Chair						1 900 000	1 900 000	20 078	3 784	3 803 784	3 803 784

Simon Moroney	Vice-Chair		Chair		•		230 000	230 000	2 430	-	460 000	460 000

Patrice Bula	Lead Independent Director		•	Chair			205 000	205 000	2 166	3 784	413 784	413 784

Nancy C. Andrews	•				•	•	180 000	180 000	1 902	-	360 000	360 000

Ton Buechner	•	•				Chair	35 000	385 000	3 278	4 675	424 675	424 675

Elizabeth Doherty	•	Chair				•	225 000	225 000	2 377	-	450 000	450 000

Bridgette Heller	•	•	•	•			215 000	215 000	2 271	-	430 000	430 000

Daniel Hochstrasser	•	•		•			195 000	195 000	2 059	4 675	394 675	376 341

Frans van Houten	•	•			•		113 750	276 250	2 551	-	390 000	394 675

Ana de Pro Gonzalo	•	•				•	195 000	195 000	2 059	-	390 000	390 000

Charles L. Sawyers	•			•	•		180 000	180 000	1 902	-	360 000	360 000

William T. Winters	•		•	•			-	360 000	3 804	-	360 000	360 000

John D. Young	•				Chair [4]	•	192 500	192 500	1 977	-	385 000	304 675

Subtotal							3 866 250	4 738 750	48 854	16 918	8 621 918	8 527 933

Board members who stepped down							-	-	-	-	-	63 784 [5]

Subtotal							-	-	-	-	-	63 784

Total							3 866 250	4 738 750	48 854	16 918	8 621 918	8 591 717

[1] The amounts shown represent the gross number of shares delivered to each Board member in 2024 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in February 2024 (based on the closing share price of February 1, 2024 of CHF 90.54) for their service from the 2023 AGM to the 2024 AGM; and (ii) the first of two equity installments delivered in July 2024 (based on the closing share price of July 15, 2024 of CHF 99.10) for their service from the 2024 AGM to the 2025 AGM. The second and final equity installment for their service from the 2024 AGM to the 2025 AGM will take place in February 2025.

[2] Includes social security contributions to the extent that they result in a pension entitlement.
[3] All amounts are before the deduction of social security contributions and income tax paid by the Board members.
[4] From March 5, 2024.
[5] Includes the compensation earned by Andreas von Planta, who stepped down at the 2023 AGM.
Compensation approved and dispensed
In CHF		Board of Directors

Compensation earned during the financial year 2024	A	8 621 918

Compensation earned for the period January 1 to February 28, 2024 (2 months)	B	1 435 009

Compensation to be earned for the period from January 1 to February 29, 2025 (2 months)	C	1 437 820

Total compensation earned for the period from the 2024 AGM to the 2025 AGM	A-B+C	8 624 729

Amount approved by shareholders at the 2024 AGM		8 780 000

Compensation dispensed by the Company within the approved amount		Yes

Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board of Directors and “persons closely linked” to them as at December 31, 2024, is shown in the table below. As at this date, no members of the Board, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis. As at that date, no members of the Board of Directors held any share options to purchase Novartis shares.
	Number of shares at December 31, 2024[1,2]	Number of shares at December 31, 2023

Joerg Reinhardt	675 414	655 336

Simon Moroney	7 814	5 992

Patrice Bula	13 406	11 240

Nancy C. Andrews	11 962	10 536

Ton Buechner	26 236	22 958

Elizabeth Doherty	16 625	14 843

Bridgette Heller	7 917	6 214

Daniel Hochstrasser	4 883	2 824

Frans van Houten	18 878	17 115

Ana de Pro Gonzalo	3 966	2 422

Charles L. Sawyers	18 919	17 493

William T. Winters	33 489	30 777

John D. Young	2 070	682

Total	841 579	798 432

[1] Includes holdings of persons closely linked to Board members (see definition "—persons closely linked").
[2] Each share provides entitlement to one vote.

Additional disclosures and other statutory information
Other payments to Board members
During 2024 (like 2023), no payments (or waivers of claims) other than those set out in the Board member compensation table titled “—Board member total compensation earned for the financial year 2024” (including in the table footnotes) were made to current members of the Board or to “persons closely linked” to them.
Payments to former Board members
During 2024 (like 2023), no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them.
Note 26 to the Group’s audited consolidated financial statements
The total expense for the year for compensation awarded to Board members, using IFRS Accounting Standards measurement rules, is presented in Note 26 to the Group’s audited consolidated financial statements.

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
The Board of Directors sets the level of compensation for its Chair and other members to be in line with relevant benchmark companies, including other large Switzerland-based multinational companies such as ABB, Holcim, Nestlé, Richemont, Roche, Swiss Re, UBS and Zurich Insurance. This peer group, which remains the same as last year, was chosen due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and criminal liability under Swiss rules regarding board and executive committee compensation related to the Swiss Code of Obligations), and under US law, where applicable (due to the Company’s secondary listing on the New York Stock Exchange). To ensure independent decision-making, the peer group used for the Board of Directors is different to that used for the Executive Committee. Each year, the Board of Directors reviews the compensation of its members, including the Board Chair, based on a proposal by the Compensation Committee and advice from its independent advisor, including relevant benchmarking information.
The Board Chair’s contract and the Board of Directors compensation policy do not provide for any termination-related payments.
Share ownership requirements for Board members
To ensure their interests are aligned with those of shareholders the Board Chair is required to own a minimum of 30 000 Novartis shares, and other members of the Board of Directors are required to own at least 5 000 Novartis shares, within five years of having joined the Board of Directors.
Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement and are required to maintain this requirement for 12 months after having retired from the Board of Directors. As at December 31, 2024, all current and former members of the Board of Directors who were required to meet the minimum share ownership requirements did so.
Board fee structure
The AGM 2024-2025 annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board of Directors and remain unchanged from the prior term. Aggregate Board compensation is aligned with other large Swiss companies.
Board members receive only fixed compensation and do not receive additional fees for attending meetings. Fees paid are at least 50% in Novartis shares (up to 100% at the choice of each Board member) and the remainder is paid in cash. Board members bear the full cost of their employee social security contributions, if any.
For 2024, the Board Chair voluntarily waived the increase in compensation to which he is contractually entitled.

AGM 2024-2025 annual fee	CHF 000s

Board Chair	3 800

Board membership	280

Vice-Chair	50

Lead Independent Director	20

Chair of the Audit and Compliance Committee	130

Chair of the Compensation Committee	90

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	70

Membership of the Audit and Compliance Committee	70

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	40

Board members do not receive any company pension, insurance or other benefits, unless mandated by local legislation. Novartis will pay mandatory employer contributions for the incoming Board Chair as required by law, should his nomination be approved at the 2025 AGM.
AGM 2025-2026 changes
The Board of Directors approved an annual Board Chair compensation of CHF 3.5 million effective from the 2025 AGM, which is in line with our peer group median. No further changes will be made to the Board fees from the 2025 AGM to the 2026 AGM.

Compensation governance

Legal framework
The Swiss Code of Obligations and the corporate governance guidelines of the SIX Swiss Exchange require listed companies to disclose certain information about the compensation of board and executive committee members, their equity participation, and loans made to them. This Annual Report fulfills that requirement in addition to being in line with the principles of the Swiss Code of Best Practice for Corporate Governance of the Swiss Business Federation (economiesuisse). For more information, see “—Corporate Governance” in Section 6C of this Annual Report.
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
Approval process for key compensation decisions
	CEO	Board Chair	Compensation Committee	Board of Directors	AGM

Executive Compensation
CEO
Performance target setting and assessment

Individual compensation

Other EC members
Performance target setting and assessment

Individual compensation

All Executive Committee
Maximum aggregate amount of fixed and variable long-term compensation					Binding vote

Board Compensation
Board of Directors
Fee structure for individual roles on the Board of Directors

Maximum aggregate amount of compensation for the next term of office					Binding vote

Other
Board members, Executive Committee and other employees
Compensation report					Advisory vote

Compensation policy and principles

Variable short-term and long-term compensation payout factors for the Group

Propose Endorse Approve

Committee member independence
The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria set forth in the Board Regulations. From the 2024 AGM, the Compensation Committee consisted of the following four members: Simon Moroney (as Chair), Patrice Bula, Bridgette Heller, and William Winters. William Winters will step down from the Board and Compensation Committee at the 2025 AGM. John Young will be proposed for nomination to the Compensation Committee at the 2025 AGM.
Role of the Compensation Committee’s independent advisor
The independent external compensation advisor supports the Compensation Committee in determining the design and implementation of compensation and benefits.
In 2024, the Compensation Committee retained Mitul Shah of Deloitte LLP, who was appointed in July 2022, as its independent compensation advisor. The independent advisor from Deloitte LLP and his respective team that advised and supported the Compensation Committee are not responsible or rewarded for work on senior compensation beyond support provided to the Compensation Committee and the People & Organization function.
Meetings held in 2024 and self-evaluation
In 2024, the Compensation Committee held six formal meetings. For the approval of the Board of Directors, in line with prior years, it collaborated with the Science & Technology Committee to review and endorse the innovation targets and achievements of the 2024 Annual Incentive and the 2022-2024 LTPP. The Compensation Committee conducted a self-evaluation in 2024.
Risk management principles
The Compensation Committee, with support from its independent compensation advisor, reviews market trends in compensation, and changes in corporate governance rules and best practices. Together with the Risk Committee, it also reviews the Novartis compensation systems to ensure that they do not encourage inappropriate or excessive risk-taking, and instead encourage behaviors that support sustainable value creation. A summary of the risk management principles is outlined below.
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
• Board Chair
• Chair of the Sustainability Committee
Tonality Holding AG, Switzerland (private holding)*
• Director
Bandinnera GmbH, Switzerland (private holding)*
• Manager
Great Apes Aviation GmbH, Switzerland (private holding)*
• Manager
Patrice Bula
Schindler AG, Switzerland
• Vice Chair of the Board
Froneri Lux Topco Sarl, Luxembourg
• Board Chair
European Pizza Group TopCo Sarl, Luxembourg
• Board Chair
New Tiger LLC, US
• Member of the Board
• Chair of the ESG Committee
Elizabeth (Liz) Doherty
Corbion NV, Netherlands
• Member of the Board
• Chair of the Audit Committee
Royal Philips NV, Netherlands
• Member of the Supervisory Board
• Chair of the Audit Committee
Freya Holdco S.à r.l., Luxembourg
• Member of the Advisory Committee
Bridgette Heller
Aramark, US
• Member of the Board
DexCom, Inc., US
• Member of the Board
Integral Ad Science Inc., US
• Member of the Board
Newman’s Own Inc., US
• Member of the Board
Daniel Hochstrasser
Daniel Hochstrasser AG, Switzerland
• Board Chair
• CEO
Frans van Houten
Absci Corporation, US
• Board Chair
• Chair of Nominating and Corporate Governance Committee
Castor EDC, NL
• Board Chair
Synthesis Health Inc. US
• Member of the Board
FvH Capital BV, NL (private family holding)
• Director
Affidea Group BV, NL
• Member of the Board
Simon Moroney
Biotalys NV, Belgium
• Board Chair
• Chair of the Remuneration and Nomination Committee
Ana de Pro Gonzalo
Mobico Group PLC, UK
• Member of the Board
STMicroelectronics NV, Switzerland
• Member of the Supervisory Board
• Chair of the Audit Committee
Charles Sawyers
–
William Winters
Standard Chartered Bank plc., UK
• Member of the Board
• CEO
John Young
Arvinas Inc, US
• Member of the Board
• Chair of the Compensation Committee
Johnson Controls International plc., Ireland
• Member of the Board
Executive Committee members
Steffen Lang
Bachem Holding AG, Switzerland
• Board member
Other Executive Committee members
–
in listed companies 2024 new mandate vs. 2023
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
Novartis AG is subject to and compliant with the laws and regulations of Switzerland (in particular Swiss company and securities law, SIX Swiss Exchange rules and the Swiss Code of Best Practice for Corporate Governance) and the securities laws of the United States, including New York Stock Exchange (NYSE) listing standards applicable to foreign private issuers of securities.
The Novartis corporate governance principles are described in key governance documents, in particular in our Articles of Incorporation and the Organizational Regulations of Novartis AG (“Board Regulations”) (www.novartis.com/investors/company-overview/corporate-governance).
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
Organizational structure
Novartis is an innovative medicines company. Its five organizational units represent parts of the Company along the research and development/production/commercialization continuum. These are Biomedical Research, Development, Operations and the two commercial units – US and International – which focus on their respective geographic areas.
Shareholdings
Listed companies belonging to the Novartis Group
Novartis owns 70.68% of Novartis India Ltd., with its registered office in Mumbai, India, and a listing on the BSE (formerly known as the Bombay Stock Exchange) (ISIN INE234A01025, symbol: HCBA). The total market value of the 29.32% free float of Novartis India Ltd. was USD 77.7 million on December 31, 2024, using the quoted market share price at year-end. Applying this share price to all shares of Novartis India Ltd, the market capitalization of the whole company was USD 265.0 million, and that of the shares owned by Novartis was USD 187.3 million.
Shareholders
Significant shareholders
According to the Share Register, as of December 31, 2024, the following registered shareholders, including nominees and the American Depositary Share (ADS) depositary, held more than 2% of the total share capital, with the right to vote all their shares based on exemptions granted by the Board (see “—Item 6.C Board practices—Shareholder participation—Voting rights, restrictions and representation—Registration restrictions”):*
% holding of share capital Dec 31, 2024

Shareholders registered for their own account:
UBS Fund Management (Switzerland) AG, Basel	5.3

Emasan AG, Basel [1]	4.1

Credit Suisse Funds AG, Zurich [2]

[1] According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, the beneficial owner of the shares registered for Emasan AG is Sandoz – Fondation de Famille, Liechtenstein.
[2] Credit Suisse Funds AG merged into UBS Fund Management (Switzerland) AG on April 30, 2024.
% holding of share capital Dec 31, 2024

Shareholders registered as nominees:
Nortrust Nominees Ltd., London	3.5

The Bank of New York Mellon, New York	2.8
Through The Bank of New York Mellon, Everett	1.3
Through The Bank of New York Mellon, New York	1.0
Through The Bank of New York Mellon, SA/NV, Brussels	0.5

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York	8.0

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.3% of the share capital but was not registered in the Share Register as of December 31, 2024.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, held between 5% and 10% but was registered with less than 2% of the share capital as of December 31, 2024.
Disclosure notifications pertaining to shareholdings filed with Novartis AG and the SIX Swiss Exchange are published on the latter’s electronic publication platform:
www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html.

* 9.7% of the share capital is held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG). Percentages in the two tables below are calculated on the basis of 2 189 930 497 ordinary shares including such treasury shares.

Duty to make an offer
According to the Swiss Federal Act on Financial Infrastructures, anyone who – directly, indirectly or acting in concert with third parties – acquires equity securities exceeding 33.3% of the voting rights of a company (whether or not such rights are exercisable) is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold up to 49% of the voting rights (“opting up”) or may, under certain circumstances, waive the threshold (“opting out”). Novartis AG has not adopted any such measures.
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
As of December 31, 2024, Novartis AG had approximately 186 000 registered shareholders.
Number of registered shareholders/shares
As of December 31, 2024[1]	Number of registered shareholders	% of share capital

1–100	39 042	0.10

101–1 000	108 290	1.97

1 001–10 000	35 269	4.41

10 001–100 000	2 986	3.42

100 001–1 000 000	428	5.90

1 000 001–5 000 000	57	5.54

5 000 001 or more	24	34.14

Total registered shareholders/shares [2]	186 096	55.48

Unregistered shares		44.52

Total		100.00

[1] At the record date of the 2024 Annual General Meeting of Shareholders (AGM), unregistered shares amounted to 22.8%.
[2] Including 9.7% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).
Registered shareholders by type
As of December 31, 2024	Shareholders in %	Shares in %

Individual shareholders	96.94	20.47

Legal entities [1]	3.03	45.14

Nominees, fiduciaries and ADS depositary	0.03	34.39

Total	100.00	100.00

[1] Excluding 9.7% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).
Registered shareholders by country1
As of December 31, 2024	Shareholders in %	Shares in %

Belgium	0.10	1.04

Canada	0.03	0.57

France	2.11	0.51

Germany	5.94	2.12

Ireland	0.58	0.65

Luxembourg	0.06	1.00

Sweden	0.08	0.57

Switzerland [2]	84.80	56.50

United Kingdom	0.70	10.89

United States	0.22	23.85

Other countries	5.38	2.30

Total	100.00	100.00

[1] Registered shares held by nominees are shown in the country where the company/affiliate entered in the Share Register as shareholder has its registered office.
[2] Excluding 9.7% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG) .

Capital structure
Share capital
As of December 31, 2024, the share capital amounted to CHF 1 073 065 943.53 fully paid-in and divided into 2 189 930  497 registered shares with a nominal value of CHF 0.49 each.
Shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN) and on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs) representing American Depositary Shares (ADSs) (ISIN US66987V1098, symbol: NVS).
No conditional capital exists as of December 31, 2024 nor has a capital band been introduced in the Company’s Articles of Incorporation.
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
Changes to share capital
AGM	Shareholder decision	Shares canceled	Average repurchase share price (CHF)[1]

2022	• Capital reduction by CHF 15.35 million (from CHF 1 217 210 460.00 to CHF 1 201 860 626.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2022 AGM and the 2025 AGM [2]	30 699 668	81.82

2023	• Capital reduction by CHF 63.12 million (from CHF 1 201 860 626.00 to CHF 1 138 738 876.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2023 AGM and the 2026 AGM [3]	126 243 500	81.56

2024	• Capital reduction by CHF 42.90 million (from CHF 1 115 964 098.48 to CHF 1 073 065 943.53)	87 547 255	86.36

EGM	Shareholder decision

2023	• Capital reduction by CHF 22.77 million (from CHF 1 138 738 876.00 to CHF 1 115 964 098.48) by reducing the par value of each share from CHF 0.50 to CHF 0.49

AGM	Proposal to the shareholders	Shares to be canceled	Average repurchase share price (CHF)[1]

2025	• Capital reduction by CHF 37.98 million (from CHF 1 073 065 943.53 to CHF 1 035 086 714.83) • Authorization of the Board to repurchase shares up to CHF 10 billion between the 2025 AGM and the 2028 AGM [4]	77 508 630	94.23

[1] All shares were repurchased on the SIX Swiss Exchange second trading line.
[2] In addition to the remaining authorization from the 2021 AGM
[3] In addition to the remaining authorization from the 2022 AGM
[4] In addition to the remaining authorization from the 2023 AGM

Key Novartis share data
	2024	2023	2022

Issued shares	2 189 930 497	2 277 477 752	2 403 721 252

Treasury shares [1]	214 841 249	233 443 766	284 112 195

Outstanding shares at December 31	1 975 089 248	2 044 033 986	2 119 609 057

Weighted average number of shares outstanding	2 018 281 520	2 076 794 140	2 181 180 341

[1] Approximately 86 million treasury shares (2023: 94 million 2022: 99 million) are held in Novartis entities that restrict their availability for use.
Per-share information1
	2024	2023	2022

Basic earnings per share from continuing operations (USD)	5.92	4.13	2.77

Diluted earnings per share from continuing operations (USD)	5.87	4.10	2.76

Net cash flows from operating activities from continuing operations (USD)	8.73	6.85	5.98

Year-end equity for Novartis AG shareholders (USD)	22.30	22.83	28.00

Dividend (CHF) [2]	3.50	3.30	3.20

Dividend (USD) [3]	3.87	3.76	3.51

[1] Calculated on the weighted average number of shares outstanding, except year-end equity.
[2] 2024: proposal to shareholders for approval at the AGM on March 7, 2025.
[3] Translated into US dollars at the December 31, 2024, rate of USD 1.107 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate. 2023 and 2022, dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date.

Key ratios – December 31
	2024	2023	2022

Price/earnings ratio [1]	16.6	14.1	28.3

Dividend yield (%) [1]	3.9	3.9	3.8

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2024	2023	2022

Year-end ADR price (USD)	97.31	100.97	90.72

High [1]	120.89	105.13	93.75

Low [1]	92.57	80.03	74.61

Number of ADRs outstanding [2]	174 267 912	189 633 312	225 435 680

[1] Based on daily closing prices
[2] The depositary, JPMorgan Chase Bank, N.A., holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2024	2023	2022

Year-end share price	88.70	84.87	83.59

High [1]	102.70	93.87	87.82

Low [1]	84.52	74.62	73.98

Year-end market capitalization (USD billions) [2]	193.9	206.3	191.5

Year-end market capitalization (CHF billions) [2]	175.2	173.5	177.2

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
We concentrate our outreach efforts on our largest 100 shareholders – portfolio managers, buy-side professionals, stewardship teams and ESG analysts – who represent approximately 60% of our ownership. While the Board Chair, CEO and CFO, together with Investor Relations, are accountable for ensuring effective shareholder engagement, other senior managers from within and outside the Executive Committee also participate in the meetings. We conduct regular outreach to investors throughout the year.
Types of engagements (select examples):
• AGM and quarterly results webcasts
• Bank conferences and management roadshows
• “Meet Novartis Management” capital markets event
• Pipeline updates i.e. ASCO investor event, Renal Portfolio Update webcast
• Governance roadshow and teleconferences
• Board Chair’s meetings with Swiss, US and UK investors
• Annual ESG investor event, captioned “Impact and Sustainability”
Topics discussed with shareholders during 2024:
ACCELERATE Growth AND RETURNS:
• Growth drivers (including Entresto, Cosentyx, Kesimpta, Kisqali and Pluvicto)
• Replacement power
• Innovation milestones (i.e. Scemblix, Fabhalta, Kisqali)
• Policy and pricing environment
DELIVER THROUGH OPERATIONal EXCELLENCE:
• Progress on financial, strategic and operational performance
• Return on R&D investments
• Capital allocation strategy
• New organizational model
STRENGTHEN FOUNDATIONS:
• Strong governance and focus on key ESG factors
• Enabling access to medicines with the Novartis Access Principles
• Progress on ESG targets: including carbon, water, waste, gender balance in management
Compensation AND Governance:
• Diversity of the Board, the Executive Committee, and the Company
• Board renewal, succession planning and evaluation
• The linking of the compensation system to performance and strategic priorities
Voting rights, restrictions and representation
Registration
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
Registration restrictions
Article 5, paragraph 2 of the Articles of Incorporation provides that no shareholder shall be registered with the right to vote for more than 2% of the share capital. Given that shareholder representation at General Meetings has traditionally been comparatively low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting. The Board may, upon request, grant an exemption. Considerations include if the shareholder supports our goal of creating sustainable value and has a long-term investment horizon. Exemptions are in force for the registered shareholders listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders.” An exemption also applies to Norges Bank (Central Bank of Norway), Oslo, which as of December 31, 2024, was not registered but held 2.3% according to a disclosure notification filed with Novartis AG. No further exemptions were requested in 2024. The same restrictions indirectly apply to ADR holders.
Article 5, paragraph 3 of the Articles of Incorporation provides that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders,” and for the nominee Citibank, London, which in 2015 requested an exemption, but as of December 31, 2024, was not registered in the Share Register. The same restrictions indirectly apply to ADR holders.

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
Attendance, Representation and WEB PORTAL
Registered shareholders will receive a personal invitation letter to the General Meetings with an access code to log in to our web portal, and – if the shareholder did not use the web portal in the past – a printed invitation brochure and a registration/proxy form. By returning the registration/proxy form or using the web portal, shareholders can order an admission ticket for the General Meeting or appoint a representative of their choice by means of a written proxy or the Independent Proxy to vote their shares on their behalf.
If the Independent Proxy is appointed, shareholders can also give voting instructions on agenda items or on alternative or additional motions related to the agenda items either (i) following the recommendations of the Board for such alternative or additional motions; or (ii) opposing such alternative or additional motions. They can also abstain from voting.
ADR holders
ADR holders have the rights enumerated in the deposit agreement (such as the right to give voting instructions and to receive dividends). The ADS depositary of Novartis AG – JPMorgan Chase Bank, N.A., New York – holds the shares underlying the ADRs and is registered as a shareholder in the Share Register. An ADR is not a share, and an ADR holder is not a Novartis AG shareholder. Each ADR represents one share. ADR holders exercise their voting rights by instructing the depositary to exercise their voting rights. The ADS depositary exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee. Such designee must be a shareholder.
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
Powers
According to article 17 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following powers are vested exclusively in the General Meeting:
• Adoption and amendment of the Articles of Incorporation
• Election and removal of the Board Chair, the Board and Compensation Committee members, the Independent Proxy and the external auditor
• Approval of the management report, the consolidated financial statements and the report on non-financial matters
• Approval of the financial statements of Novartis AG, and the decision on the appropriation of available earnings shown on the balance sheet, in particular with regard to dividends (including any repayment of the statutory capital reserves and the approval of interim dividends and the interim financial statements required for such purpose)
• Approval of the maximum aggregate compensation of the Board (from one AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM). If the maximum aggregate amount of compensation already approved by the AGM is not sufficient to cover the compensation of newly appointed or promoted Executive Committee members, Novartis may use up to 40% of the amount last approved for the newly appointed or promoted Executive Committee members
• Discharge of Board and Executive Committee members
• Delisting of the shares of Novartis AG
• Decisions on other matters that are reserved by law or by the Articles of Incorporation (e.g., advisory vote on the Compensation Report) to the General Meeting
1 In accordance with the statement by the Board issued on February 10, 2023, Novartis commits to submitting the corresponding authorization again to a shareholder vote at the 2025 Annual General Meeting, regardless of the time limitation stipulated in the Articles of Incorporation.

Statutory Quorums
The General Meeting passes resolutions and elections with an absolute majority of the votes represented at the meeting. However, under article 18 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the approval of two-thirds of the votes represented at the meeting is required for:
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

Board of Directors
Composition (as per December 31, 2024)BOARD Chair: J. ReinhardtVice-Chair:S. Moroney lead independent Director: P. BulaN. AndrewsT. BuechnerE. DohertyB. HellerD. HochstrasserF. van HoutenA. de Pro GonzaloC. SawyersW. WintersJ. YoungAudit and Compliance CommitteeE. Doherty (Chair)T. BuechnerB. HellerD. Hochstrasser F. van HoutenA. de Pro GonzaloCompensation CommitteeS. Moroney (Chair)P. BulaB. HellerW. WintersGovernance, Sustainability and Nomination CommitteeP. Bula (Chair)B. HellerD. HochstrasserC. SawyersW. WintersRisk CommitteeT. Buechner (Chair)N. AndrewsE. DohertyA. de Pro Gonzalo J. Young Science & Technology CommitteeJ. Young(Chair)N. AndrewsF. van HoutenS. MoroneyC. Sawyers
Election and term of office
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
Independence
All Board members – including the Board Chair – are non-executive and independent, pursuant to applicable corporate governance rules and Novartis independence criteria, which are outlined in Appendix II to the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In particular, no Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2024, or has or had, a significant business relationship with Novartis AG or with any other Novartis Group company.
The independence of Board members is assessed annually. Each Board member completes an independence questionnaire that is reviewed by the GSNC. The GSNC then submits a proposal to the full Board, and the Board determines the independence status of each Board member.
The Board members are also subject to procedures to avoid conflicts of interest which are outlined in the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). Based on such procedures, Simon Moroney did not participate in any discussions regarding the acquisition of MorphoSys AG and did not have access to any underlying documents.

Diversity
Novartis is dedicated to fostering an inclusive Board where individuals from all genders and ethnic backgrounds can thrive and contribute their unique insights. A diverse Board ensures that the appropriate balance of skills, expertise, experience, and cultural background is represented to discharge its responsibilities and to support long-term value creation for shareholders, patients, employees and other stakeholders.
Diversity remains a critical focus area for the Board, and the GSNC continuously examines opportunities to further increase the Board’s diversity when identifying new Board member candidates. The GSNC considers gender, age, nationality, ethnicity and viewpoints, professional background, and expertise in its selection process.
Regarding gender diversity, the Board pledges to sustain its efforts to achieve 50% representation of both genders in the composition of the Board, within a range of +/- 10%.
Diversity profileNationality1WAmerican27%WSwiss23%WBritish11.5%WDutch11.5%WGerman11.5%WSpanish7.5%WIrish4%WNew Zealander4%GenderWMale69%WFemale31%AgeW55–6023%W61–6546%W>6531%TenureW<3 y23%W3–6 y23%W7–9 y31%W>9 y23%1Please note that six Board members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
Board skills
Upon proposal by the GSNC, the Board has determined a diverse set of competencies for its members that aligns with our status as a listed company, as well as our business portfolio, geographic reach and culture. Within this set of competencies, Board members were asked to identify their most relevant skills based on their educational background, professional experience and personal achievements.
The GSNC assesses the set of competencies as well as the individual skills annually to ensure that an appropriate balance of skills, expertise, experience and diversity is represented on the Board.
To learn more about our Board members and their individual skills, see “—Item 6.C Board practices—Board of Directors—Members of the Board of Directors.”
Board skill distributionMedicine/healthcare/R&D54%7/13Environmental, social 31%4/13and governance (ESG)Data/digital23%3/13Leadership/management 85%11/13Finance/accounting54%7/13Law/regulatory/risk management69%9/13

Members of the Board of Directors

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
Mandates
Current:
• Board member, Swiss Re AG, Switzerland
• Chair of the board of trustees, Institute of Molecular and Clinical Ophthalmology Basel (IOB), Switzerland
• Chair of the board of trustees, Novartis Foundation, Switzerland
Past:
• Senate member, Helmholtz Association of German Research Centers, Germany (2021-2023)
Education
• Doctorate in pharmaceutical sciences, Saarland University, Germany
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)    Leadership/management   Law/regulatory/risk management
Simon Moroney, D.Phil.
Board member since 2020 | Vice-Chair since 2022 | Nationality: German/New Zealander | Year of birth: 1959
As co-founder and CEO of MorphoSys AG, Simon Moroney played a central role in establishing the company as a force in the field of therapeutic antibodies, with one of the broadest pipelines of drug candidates in the industry. Mr. Moroney holds both a doctorate and a Master’s degree in chemistry.
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
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)    Leadership/management   Law/regulatory/risk management

Nancy C. Andrews, M.D., Ph.D.
Board member since 2015 | Nationality: American/Swiss | Year of birth: 1958
Nancy C. Andrews has extensive experience as a physician, scientist, professor and senior administrator at leading academic institutions and hospitals. Her distinguished career spans more than 30 years, with leadership roles at both Harvard Medical School and the Duke University School of Medicine. Since 2023, Dr. Andrews is credited with conducting research that led to advances in understanding iron biology and iron diseases.
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
• Biomedical research investigator, Howard Hughes Medical Institute, US (1993–2006)
Mandates
Current:
• Board member and chair of the science and technology committee, Charles River Laboratories International Inc., US
• Board member, Maze Therapeutics Inc., US
• Home secretary (since July 2023) and council member, National Academy of Sciences, US
Past:
• Chair, American Academy of Arts and Sciences, US (2017 – 2023)
• Member of the executive committee of the corporation, Massachusetts Institute of Technology, US (2019-2022)
• Council member, National Academy of Medicine, US (2013–2019)
• Member of the scientific management review board, National Institutes of Health, US (2014–2019)
• Chair, Burroughs Wellcome Fund, US (2011–2019)
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
Current:
• Chair of the board of directors and the strategy and sustainability committee, Burckhardt Compression AG, Switzerland
• Chair of the board of directors and the sustainability committee, Swiss Prime Site AG, Switzerland
• Member of advisory committee to the Ministry of Economic Affairs and Climate Policy (“Adviescommissie Maatwerkafspraken Verduurzaming Industrie”), Netherlands
Past:
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
Key skills
 Environmental, social and governance (ESG)   Leadership/management    Finance/accounting   Law/regulatory/risk management

Patrice Bula
Board member since 2019 | Lead Independent Director since 2022 | Nationality: Swiss | Year of birth: 1956
Patrice Bula has 40 years of global management experience and is a leader in the consumer goods industry across established and emerging markets. He has served in various senior roles at Nestlé SA, including as general manager of its businesses in China, Germany and South Africa. Most recently, he successfully led the Nestlé Group’s brand strategies, digital marketing transformation and Nespresso business.
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
Mandates
Current:
• Board member and vice chair, Schindler AG, Switzerland
• Board chair, European Pizza Group Topco Sarl, Luxembourg
• Board chair, Froneri Lux Topco Sarl, Luxembourg
• Board member and chair of the ESG committee, New Tiger LLC, US
Past:
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
Mandates
Current:
• Board member and chair of the audit committee, Corbion NV, Netherlands
• Member of the supervisory board and chair of the audit committee, Royal Philips NV, Netherlands
• Member of the advisory committee, Freya Holdco S.à.r.l., Luxembourg
Past:
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
• Various managerial positions at Kraft Foods Inc., US (1985–2003)
Mandates
Current:
• Board member, Aramark, US
• Board member, Dexcom Inc., US
• Board member, Integral Ad Science Inc., US
• Board member, Newman’s Own Inc., US
• Member of the advisory board, Kellogg School of Management at Northwestern University, US
• Member of the board of trustees, Northwestern University, US
• Board member, Newman’s Own Foundation, US
• Board member, Shirley Proctor Puller Foundation, US
Past:
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
Daniel Hochstrasser
Board member since 2022 | Nationality: Swiss | Year of birth: 1960
Daniel Hochstrasser is an independent dispute resolution specialist practicing in Zurich, Switzerland. He led Bär & Karrer, one of the leading Swiss law firms, from 2011 to 2021 as CEO/Senior Partner. In addition, he was the head of the firm’s dispute resolution practice for 15 years. He frequently represented parties in complex disputes arising from matters such as M&A transactions, industrial and infrastructure projects, and license, distribution and development agreements, particularly in the pharmaceutical industry. He has published extensively on arbitration and litigation, and lectures at the University of Zurich and the University of St. Gallen in Switzerland.
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
Mandates
Current:
• Chair of the board of directors, Daniel Hochstrasser AG, Switzerland
• Board member, Finland Arbitration Institute, Finland
• Vice president, ICC Court of Arbitration, France
• Member of the Ethics Court, Zurich Bar Association, Switzerland
Past:
• Chair of the board of directors, Bär & Karrer AG, Switzerland (2011-2021)
• Member, ICC Court of Arbitration, France (2015-2021)
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
Professional experience
• CEO and chair of the executive committee and the board of management, Royal Philips NV, Netherlands (2011–2022)
• Interim management, ING Group NV, Netherlands (2009–2010)
• CEO and chair of the management board, NXP Semiconductors NV (formerly Philips Semiconductors NV), Netherlands (2004–2009)
• Various managerial positions at Royal Philips Electronics NV, Netherlands (1986–2004)
Mandates
Current:
• Board chair, Absci Corporation, US
• Board chair, Castor EDC, Netherlands
• Board member, Affidea Group, Netherlands
• Board chair, Synthesis Health Inc. US
Past:
• Member of the steering committee, European Round Table for Industry (ERT), Belgium (2014-2022)
• Vice chair and member of the supervisory board, Philips Lighting, Netherlands (2016–2017)
Education
• Master’s degree in economics and business management, Erasmus University Rotterdam, Netherlands
• Bachelor’s degree in economics, Erasmus University Rotterdam, Netherlands
Key skills
 Medicine/healthcare/R&D   Environmental, social and governance (ESG)   Data/digital    Leadership/management   Finance/accounting   Law/regulatory/risk management
Ana de Pro Gonzalo
Board member since 2022 | Nationality: Spanish | Year of birth: 1967 | Audit Committee Financial Expert
Since starting her career at Arthur Andersen, Ana de Pro Gonzalo has worked across a variety of industries, ranging from construction and real estate to engineering and telecommunications. With deep expertise in finance, capital markets and technology, she has held executive positions at several multinational companies. Most recently, she spent 10 years as chief financial officer of Amadeus IT Group, a leading software provider for the global travel and tourism industry.
Professional experience
• Chief financial officer, Amadeus IT Group SA, Spain (2010–2020)
• Corporate general manager, Sacyr Vallehermoso SA, Spain (2002–2010)
• Deputy general manager and finance director, Metrovacesa SA, Spain (1994–2002)
• Senior auditor, Arthur Andersen SA, Spain (1990–1994)
Mandates
Current:
• Board member, Mobico Group PLC, UK
• Member of the supervisory board and chair of the Audit Committee, STMicroelectronics NV, Netherlands
Past:
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
Current:
• Member, National Academy of Medicine, US
• Member, National Academy of Sciences, US
• Investigator, Howard Hughes Medical Institute, US
Past:
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
Mandates
Current:
• Board member, Standard Chartered Bank PLC, UK
Past:
• Commissioner, Independent Commission on Banking, UK (2010–2011)
Education
• Master of business administration, Wharton School of the University of Pennsylvania, US
• Bachelor’s degree in international relations, Colgate University, US
Key skills
Environmental, social and governance (ESG)   Data/digital   Leadership/management    Finance/accounting   Law/regulatory/risk management

John D. Young
Board member since March 2023 | Nationality: British/American | Year of birth: 1964
A scientist by training, John D. Young has over 35 years of experience in the healthcare industry and brings a wealth of experience in leadership, strategy, business development and commercialization of innovative medicines to the Novartis Board of Directors. He joined Pfizer in 1987 as a sales representative and held positions of increasing seniority across the company, including as a member of Pfizer’s executive leadership team for a decade. As Pfizer’s group president and chief business officer from 2019 until 2022, Mr. Young also played an integral role in the development and delivery of the Pfizer-BioNTech COVID-19 vaccine.
Professional experience
• Senior advisor to the CEO, Pfizer, US (2022)
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
Mandates
Current:
• Board member and chair of the compensation committee, Arvinas Inc, US
• Board member, Johnson Controls International, Ireland
Past:
• Board member, Imbria Pharmaceuticals, US (2022-2024)
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
Key skills
 Medicine/healthcare/R&D   Leadership/management   Finance/accounting    Law/regulatory/risk management
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.
Honorary Chairman
Daniel Vasella, Ph.D.1
1 Mr. Vasella does not attend Board meetings and is not provided with Board documents.

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
The 2023 review was undertaken by the consulting firm Egon Zehnder and its results discussed with the Board of Directors and separately with the Executive Committee during the first half of 2024, where Egon Zehnder shared key observations and recommendations. The results of the 2023 in-depth assessment determined that Novartis has a Board that is performing well and improving, where Directors are highly engaged and have a good rapport, and where there is effective succession and rejuvenation in place. Feedback from management on the Board’s evaluation showed that the Executive Committee welcomes the interactions with the Board and its members, as well as the balanced supportive/challenging dynamics and rich discussions. The report made several recommendations for the Board’s consideration, including preparing for the transition to a new Board Chair in 2025 and areas where the Board should focus its attention in the future.
The 2024 self-assessment was conducted internally:
Questionnaire•Each Board member fills out an anonymous survey. •A report identifying key strengths and challenges is produced for the Board and its committees.Review•Based on the results, the Board Chair and the committee chairs each lead a qualitative review with their colleagues and then with the entire Board.• In addition, the Vice-Chair leads a qualitative review of the Board Chair’s performance, without the Chair being present, and then provides the Board Chair with the Board’s feedback.Outcome•The last self-assessment for 2024 determined that the Board and its committees are functioning effectively and efficiently.•The feedback confirmed that the Board has an open culture, where different views are encouraged and respected, and that the Board is prepared to adapt and change as circumstances require.•The results also identified key areas on which to focus, such as further development of Novartis strategy, sustained innovation and product pipeline, as well as the impact of the current geopolitical situation including US and China. The evaluation also showed that the Board has a key focus on supporting the Board Chair transition.
Trainings
The Board receives regular briefings and trainings on ethics, risks and compliance, ESG and other relevant topics. In 2024, each Board member completed training on the following:
• The US Healthcare Ecosystem, by Adam Fein
• Adverse event refresher
• Code of Ethics
• External partner risk management
• Antitrust / Fair Competition Policy updates
• “Fit to Commit”, which focused on anti-bribery, insider trading, conflicts of interest and D&I
• Data ethics and information management, covering key cybersecurity, information management and personal information risks, including AI use
Our Chief Legal Officer also provides regular updates to the Board members on developments related to insider trading laws and regulations and briefs members of the Board and the Executive Committee on an annual basis on their respective duties. In addition, the Company offers a broad range of external training to its Board members.
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

Attendance at Board and Board Committee Meetings in 2024
Name	Position	Board	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Risk Committee	Science & Technology Committee

J. Reinhardt	Board Chair	11/11

S. Moroney	Vice-Chair	10/11		6/6			6/6

P. Bula	Lead Independent Director	11/11		6/6	4/4

N. Andrews	Member	9/11				2/4	4/6

T. Buechner	Member	10/11	7/7			4/4

E. Doherty	Member	11/11	7/7			4/4

B. Heller	Member	10/11	7/7	6/6	4/4

D. Hochstrasser	Member	11/11	7/7		4/4

F. van Houten	Member	10/11	7/7				6/6

A. de Pro Gonzalo	Member	10/11	7/7			4/4

C. Sawyers	Member	10/11			4/4		5/6

W. Winters	Member	11/11		6/6	4/4

J. Young	Member	11/11				4/4	6/6

Further details can be found on pages 115 – 120.

Board of Directors
Primary responsibilities
• Strategy: decides on the ultimate direction of the Company’s business (including portfolio, markets, acquisitions and divestments), considering also key ESG aspects
• Structure and organization: determines major changes in the Group’s structure and organization
• Culture: oversees the strategy and implementation of the corporate culture
• Ethics and compliance: oversees the Company’s ethics and compliance framework, including the approval of fundamental corporate policies such as the Novartis Code of Ethics
• Risk management: oversees the Company’s risk management system, the most significant risks, and how these risks are managed
• Finance: determines the Company’s accounting system, financial controls and financial planning; and reviews and approves the Annual Report (including the Compensation Report)
• Non-financial reporting: reviews and approves the Company ’s annual reporting on non-financial matters
• People and organization: nominates or appoints, removes, and determines responsibilities of key executives, and succession planning
Key activities in 2024
• Oversaw the Company’s strategy to deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches
• Reviewed the development of the talent pipeline in the context of strengthening the Company’s foundations and leadership bench
• Discussed longer-term Board succession planning and required profiles, including the nomination of a new Board Chair and a new Board member for election at the 2025 AGM
• Reviewed strategic considerations around mergers and acquisitions (including the acquisition of Mariana Oncology and MorphoSys), and the Company’s larger strategic moves to drive sustainable growth
• Regularly reviewed the Company’s overall performance
• Discussed updates from the US, International and Operations units
• Reviewed the Research Development Commercial Continuum Execution and the priorities of the different Therapeutic areas
• Discussed the Company’s ESG strategy, plans and developments, including updates on non-financial disclosure regulations and the non-financial reporting governance of the Company.
• Discussed and reviewed the annual Board self-evaluation including the 2023 in-depth exercise performed by the external firm Egon Zehnder
• Discussed and assessed the geopolitical situation, with a special focus on the impact of the US election
• Received an update on the Southern Europe, Russia & Central Europe Cluster Business and the Company’s strategic ambitions and technology platforms in Slovenia
Meetings
Number of meetings held
11
Number of members
13
Approximate average duration (hours)
5:35
Meeting attendance
96%
The Board met 10 times in 2024. Regular meetings were held in January, April, June, August, October and December and special meetings called to deal with ad hoc matters. Board committees typically meet the day before the meeting of the full Board. The Board held virtual, hybrid and physical meetings, with participants joining in person whenever possible.
J. Reinhardt (Board Chair)
11
S. Moroney (Vice-Chair)
10
P. Bula (Lead Independent Director)
11
N. Andrews
9
T. Buechner
10
E. Doherty
11
B. Heller
10
D. Hochstrasser
11
F. van Houten
10
A. de Pro Gonzalo
10
C. Sawyers
10
W. Winters
11
J. Young
11
Documents
• Articles of Incorporation of Novartis AG
• Board Regulations
www.novartis.com/investors/company-overview/corporate-governance

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
Key activities in 2024
• Reviewed accounting and financial reporting, focusing on areas involving significant risk or judgment
• Reviewed non-financial reporting
• Received an update on the Company’s approach to non-financial reporting and assurance, in joint session with GSNC
• Received an update on the Novartis fraud risk management framework, including the assessment against the Committee of Sponsoring Organizations of the Treadway Commission (COSO) principles
• Liaised with the Risk Committee to ensure adequate oversight of the Company’s key transformation projects (Enterprise Data Governance and Management and Lean Digital Core (LDC) program)
• Monitored progress on the integrated assurance approach
• Evaluated the performance of the external auditor of Novartis, KPMG, during 2024
• Received reports and updates from Internal Audit; Quality; Ethics, Risk & Compliance; the SpeakUp Office; Health, Safety & Environment; and Legal, and discussed progress on identifying and remedying the root causes of any associated issues or problems.
Meetings
Number of meetings held
7
Number of members
6
Approximate average duration (hours)
2:33
Meeting attendance
100%
E. Doherty (Chair, Audit Committee Financial Expert)
7
T. Buechner
7
B. Heller
7
D. Hochstrasser
7
F. van Houten
7
A. de Pro Gonzalo (Audit Committee Financial Expert)
7
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Compensation Committee
Primary responsibilities
• Designs, reviews and recommends compensation policies and programs to the Board (FBA)***
• Advises the Board on the compensation of Board members and the CEO (A/P)*
• Decides on the compensation of Executive Committee members (FD)**
• Prepares the Compensation Report and the Say-on-Pay brochure, and submits them to the Board for approval (FBA)***
Key activities in 2024
• Made decisions relating to Executive Committee and wider employee compensation during the year
• Determined the critical performance measures (including financial, strategic, operational, innovation and ESG) to be considered in Executive incentive plan targets
• Assessed the achievement of incentive plan targets for Executive Committee members
• Reviewed shareholder and proxy advisor feedback related to Novartis compensation practices and disclosures, in addition to those of peer companies
• Reviewed disclosures in the Novartis Compensation Report
• Proposed appropriate peer companies for comparisons of board and executive committee compensation, and assessed the Company’s level of compensation against the peer group
• Reviewed incentive plan rules to secure pay-for-performance alignment while preserving market competitiveness
• Reflected on the effectiveness of the Company’s compensation programs in view of becoming a pure-play innovative medicines company
Meetings
Number of meetings held
6
Number of members
4
Approximate average duration (hours)
1:20
Meeting attendance
100%
S. Moroney (Chair)
6
P. Bula
6
B. Heller
6
W. Winters
6
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Governance, Sustainability and Nomination Committee
Primary responsibilities
• Oversees the Company’s strategy, governance and progress on sustainability, including access to medicines and healthcare, global health, environmental sustainability, human capital management and other material ESG aspects (FBA)***
• Recommends corporate governance best practices to the Board (FBA)***
• Reviews the Articles of Incorporation and Board Regulations on a periodic basis (FD)**
• Reviews the composition and size of the Board and its committees as well as the skills matrix on a regular basis (FBA)***
• Identifies new Board member candidates and recommends to the Board whether existing Board members should stand for re-election (FBA)***
• Prepares and reviews succession plans for the Board Chair, the Vice-Chair, the Lead Independent Director, Board members, committee members and chairs, and the CEO (FBA)***
• Reviews the independence of each Board member on an annual basis (FBA)***
• Reviews directorships and agreements of Board members for conflicts of interest, and deals with conflicts of interest (FBA)***
Key activities in 2024
• Discussed the composition of, and the succession for, the Novartis Board and its committees on a regular basis
• Discussed benchmarking data concerning the board size, composition, diversity, and committee structure of peer companies
• Discussed the new Swiss legal requirements on non-financial reporting and the corresponding shareholder vote on the 2023 report on non-financial matters at the 2024 AGM
• Received an update on the Company’s approach to non-financial reporting and assurance, (in joint session with ACC)
• Reviewed an update on ESG Strategy with a focus on trends regarding ESG disclosure regulations and environmental sustainability
• Regularly reviewed updates on the ESG Scorecard to track progress against the sustainability targets for Innovation & Access, Human Capital Management, Environmental Sustainability and Ethical Standards; reviewed the 2025 ESG targets
• Received an update on Novartis Global Health programs and pipeline
• Received an update on human capital management focused on leadership development, our company culture, and workforce diversity
• Received an update on environmental sustainability, which covered performance against the targets for climate, water, and waste; the approach to reducing scope 3 emissions (including supplier engagement); and the Novartis strategy on biodiversity
• Reviewed the company’s performance to date, upcoming regulations and future Novartis targets on gender balance, equal pay, and pay transparency
• Evaluated the results of the 2024 AGM as well as investor and analyst feedback from ESG and Governance roadshows held during 2024
Meetings
Number of meetings held
4
Number of members
5
Approximate average duration (hours)
1:31
Meeting attendance
100%
P. Bula (Chair)
4
B. Heller
4
D. Hochstrasser
4
C. Sawyers
4
W. Winters
4
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Risk Committee
Primary responsibilities
• Oversees the risk management system and processes (FBA)***
• Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management (FBA)***
• Performs deep dives into key risk areas and fosters a culture of smart risk-taking (FBA)***
• Reviews updates on cyber security on an annual basis (FD)**
• Reviews regular updates from designated risk owners as well as the Chief Ethics, Risk & Compliance Officer and/or the Head of Risk & Resilience (FD)**
Key activities in 2024
• Received updates on Enterprise Risk Management mitigation measures and results
• Received an update on the artificial intelligence strategy in Biomedical Research and Development organizational units
• Received an update on the falsified medicines risk environment and the progress made in reducing risk for Novartis and its patients
• Discussed the outcome of the Risk Intelligence Forum 2024 and emergency and crisis management
• Reviewed the pricing reimbursement, access and regulatory process risk update for both the US and International units
• Analyzed opportunities and risks around talent management in key areas, including external workforce and human capital management
• Received updates and closely monitored the strategic technology program implementations, with a special focus on the Lean Digital Core (LDC) program
• Received a deep-dive update on cyber security, including AI and data loss protection
• Evaluated the risks associated with current geopolitical developments (including US election scenarios)
• Received an update on the Company’s supply chain
Meetings
Number of meetings held
4
Number of members
5
Approximate average duration (hours)
1:51
Meeting attendance
90%
T. Buechner (Chair)
4
N. Andrews
2
E. Doherty
4
A. de Pro Gonzalo
4
J. Young
4
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Science & Technology Committee
Primary responsibilities
• Monitors emerging scientific, data-related, technological and research trends and issues, and brings recommendations to the Board (FBA)***
• Assists the Board with setting the Company’s strategy for science, data, technology and research (A/P)*
• Assists the Board with oversight and evaluation of the performance of the scientific, technological and research teams within the Company in relation to the strategy (FBA)***
• Reviews key portfolio developments by T/A, key research activities, and R&D performance vs. industry benchmarks (A/P)*
• Reviews of progress vs. goals for Research & Development.  (FD)**
• Reviews other matters in relation to science, data, technology and research that the committee may, at its own discretion, deem desirable in connection with its responsibilities (A/P)*
Key activities in 2024
• Reviewed the strategy of the Neuroscience Therapeutic Area
• Discussed the strategy of our Technical Research & Development organizational unit
• Reviewed the role of the Science & Technology Committee (STC) and approved the updated STC Charter
• Reviewed the preclinical and early clinical Portfolio Strategy of the Oncology Disease Area
• Reviewed the preclinical and early clinical Portfolio Strategy of the Cardiovascular Metabolism Disease Area
• Provided guidance to Merger & Acquisition (M&A) and Business Development & Licensing (BD&L) teams on scientific aspects of key deals
• Portfolio Updates from Biomedical Research and Development; review of external landscape by Strategy & Growth
• Reviewed R&D performance metrics, including benchmarking, and the Biomedical Research and Development organizational units’ plans to enhance performance
Meetings
Number of meetings held
6
Number of members
6
Approximate average duration (hours)
3:55
Meeting attendance
92%
J. Young (Chair)
6
N. Andrews
4
F. van Houten
6
S. Moroney
6
C. Sawyers
5
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Board Chair
The Board Chair leads the Board to represent the interests of all stakeholders and ensure an appropriate balance of power between the Board and the Executive Committee. In this role, the Board Chair:
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
For a full list of all external mandates subject to the above-mentioned limitations, please refer to the Compensation Report (see “—Item 6.B Compensation—Mandates outside the Novartis Group”).

Executive Committee

Composition (as per December 31, 2024)Vasant (Vas) NarasimhanChief Executive OfficerShreeram AradhyePresident, Development& Chief Medical OfficerVictor BultoPresident, USAharon (Ronny) GalChief Strategy & Growth OfficerKaren L. HaleChief Legal OfficerPatrick HorberPresident, InternationalHarry KirschChief Financial OfficerRobert (Rob) KowalskiChief People & Organization OfficerSteffen LangPresident, OperationsFiona H. MarshallPresident, BiomedicalResearchKlaus MoosmayerChief Ethics, Risk & Compliance Officer
Role of the Executive Committee
The Board has appointed the Executive Committee members and delegated overall responsibility for and oversight of the operational management of Novartis to them, including:
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
Chief Executive Officer
With the support of the Executive Committee, the CEO is responsible for the operational management of Novartis. These responsibilities include effectively implementing the Company strategy, delivering financial results, and shaping a corporate culture of empowerment and responsibility to help drive innovation, performance and reputation.
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

Diversity
The composition of the Executive Committee of Novartis as of December 31, 2024, in terms of nationality, gender, age and length of tenure, is shown in the following charts:
Diversity profileNationality1WAmerican41%WGerman18%WSwiss18%WBritish9%WSpanish9%WIsraeli5%GenderWMale82%WFemale18%AgeW<450%W45–5018%W>5082%TenureW<2 y9%W2–4 y55%W>4 y36%1Please note that three Executive Committee members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
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

“Mandates” shall mean any membership in the board of directors, in the executive board or in the advisory board, or a comparable function under foreign law, in a company with an economic purpose. Mandates in different legal entities which are under joint control are deemed one mandate.
For a full list of all external mandates subject to the above-mentioned limitations, please refer to the Compensation Report (see “—Item 6.B Compensation—Mandates outside the Novartis Group”).

Members of the Executive Committee

Vasant (Vas) Narasimhan, M.D.
Chief Executive Officer since 2018 | Nationality: American | Year of birth: 1976
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
Mandates
Current:
• Member, National Academy of Medicine, US
• Board member, Pharmaceutical Research and Manufacturers of America (PhRMA), US
• Committee member, Biopharmaceutical CEOs Roundtable (BCR), International Federation of Pharmaceutical Manufacturers & Associations (IFPMA), Switzerland
Past:
• Chair, Pharmaceutical Research and Manufacturers of America (PhRMA), US (2023–2024)
Education
• Doctor of medicine, Harvard Medical School, US
• Master’s degree in public policy, John F. Kennedy School of Government, Harvard University, US
• Bachelor’s degree in biological sciences, University of Chicago, US
Shreeram Aradhye, M.D.
President, Development and Chief Medical Officer since May 2022 | Nationality: American | Year of birth: 1962
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
President, US since April 2022 | Member of the Executive Committee as of May 2022 | Nationality: Spanish |
Year of birth: 1978
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
• Business Franchise Head Neuroscience/MS, Respiratory, Osteoarticular, Spain, Novartis (2010–2012)
• Marketing Head Respiratory, Osteoarticular, Novartis, Spain (2009–2010)
Mandates
• Board member, Biotechnology Innovation Organization (BIO), US
• Board member, Advisory Board of the Leonard D. Schaeffer Center for Health Policy & Economics, US
Education
• Master of business administration, ESADE Business School, Spain
• Master’s degree in health economics and pharmacoeconomics, Pompeu Fabra University Spain
• Master’s degree in chemical engineering, Ramon Llull University, Spain
• Bachelor’s of science degree in chemistry, Ramon Llull University, Spain

Aharon (Ronny) Gal, Ph.D.
Chief Strategy & Growth Officer since July 2022 | Nationality: Israeli/American | Year of birth: 1966
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
Chief Legal Officer since 2021 | Nationality: American | Year of birth: 1968
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
• Bachelor’s degree in economics, Duke University, US
Patrick Horber M.D.
President, International since December 2023 | Nationality: Swiss | Year of birth: 1970
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
• Managing director, Abbott, Switzerland (2012–2012)
• Leadership roles at headquarters and country operations, Roche (2005–2012)
Mandates
Current:
• Member of the board of the European Federation of Pharmaceutical Industries and Associations
Past:
• Member of the board and chair of the strategy and politics committee, Verband Forschender Arzneimittelhersteller, Germany (2016–2019)
• Interpharma, the association of Switzerland’s research-based pharmaceutical industry
– Chair of the Executive Committee (2015–2015)
– Member of the President’s Bureau (2015–2015)
– Member of the Executive Committee and the Board (2013–2015)
Education
• Doctor of medicine (M.D.), University of Zurich, Switzerland
Harry Kirsch
Chief Financial Officer since 2013 | Nationality: German/Swiss | Year of birth: 1965
Professional experience
• Chief Financial Officer Pharmaceuticals Division, Novartis Pharma AG, Switzerland (2010–2013)
• Chief Financial Officer of Pharma Europe, Novartis Pharma AG, Switzerland (2008–2010)
• Head of Business Planning & Analysis for the Pharmaceuticals Division, Novartis Pharma AG, Switzerland (2005–2008)
• Head Finance Global Primary Care, Novartis Pharma AG, Switzerland (2003 – 2005)
• Finance positions at Procter & Gamble (1991 – 2003)
Mandates
Past:
• Represented Novartis on the board of GlaxoSmithKline Consumer Healthcare Holdings Ltd. (2015–2018)
Education
• Diploma degree in industrial engineering and economics (Diplom-Wirtschaftsingenieur), University of Karlsruhe, Germany

Robert (Rob) Kowalski
Chief People & Organization Officer since September 2021 | Nationality: American | Year of birth: 1968
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
Mandates
Past:
• Member of the advisory board, Industry Pharmacists Organization, US (2015 -2024)
Education
• Doctor of pharmacy, University of Wisconsin-Madison, US
• Bachelor’s degree in pharmaceutical sciences, University of Wisconsin-Madison, US
Steffen Lang, Ph.D.
President, Operations since April 2022 | Nationality: German/Swiss | Year of birth: 1967
Professional experience
• Global Head of Novartis Technical Operations (NTO) (2017–April 2022)
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
President, Biomedical Research since November 2022 | Nationality: British | Year of birth: 1964
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
Chief Ethics, Risk & Compliance Officer since 2018 | Nationality: German | Year of birth: 1968
Professional experience
• Chief compliance officer, Siemens AG, Germany (2014–2018)
• Chief counsel compliance, Siemens AG, Germany (2009–2013)
• Compliance operating officer, Siemens AG, Germany (2007–2009)
Mandates
Current:
• Board member, SwissHoldings, the Swiss federation representing Swiss-based multinational companies, Switzerland
• Member of the executive board, Business at OECD (BIAC), Paris
• Co-founder and honorary board member, European Chief Compliance and Integrity Officers’ Forum
Past:
• Co-Chair, B20 Integrity & Compliance Taskforce under the G20 presidencies of Indonesia (2022), Italy (2021), Saudi Arabia (2020), Argentina (2018), and Chair of the Task Force under the G20 presidency of Germany (2017)
• Chair of the Anti-Corruption Committee of the Business and Industry Advisory Committee (BIAC), Organization for Economic Co-operation and Development (OECD), Paris (2013–2020)
Education
• First and second state examination in law, Germany
• Doctor of jurisprudence, University of Freiburg, Germany

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
Monthly financial reports
Novartis produces comprehensive, consolidated (unaudited) financial statements on a monthly basis for the Company. These are typically available no more than 10 days after the end of the month, and include the following:
• Consolidated income statement of the month and year to date, in accordance with IFRS Accounting Standards, as well as adjustments to arrive at core results that are not aligned with IFRS measures, as defined by Novartis (see “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating results—Non-IFRS measures as defined by Novartis”). The IFRS Accounting Standards and core figures that are not aligned with IFRS measures are compared with the prior-year period and targets in both USD and on a constant currency basis.
• Supplementary data on a monthly and year-to-date basis, such as free cash flow and earnings per share on a USD basis
Management information related to the consolidated income statements and free cash flow is made available to Board members through the monthly CEO Report, which includes an analysis of key deviations from the prior year or target.
Prior to the release of each quarter’s results, the Board receives the actual consolidated financial statement information and an outlook of the full-year results in accordance with IFRS Accounting Standards and core results that are not aligned with IFRS measures (as defined by Novartis), together with related commentary.
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

Risk management
Overview
At Novartis, our continued success depends on our ability to manage risk. Our Board has ultimate oversight of the Enterprise Risk Management (ERM) system and regularly reviews the most significant risks and how these are managed. As explained below, the Board is supported by its committees. Furthermore, our Internal Audit function provides an independent evaluation of risk management (see “—Item 6.C Board practices—Information and control systems—Internal Audit”).
Board committees
Risk committee
• Oversees the risk management system and processes
• Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management
• Performs deep dives into key risk areas and fosters a culture of smart risk-taking
• Receives updates on cyber security on an annual basis
• Receives regular updates from designated risk owners as well as the Chief Ethics, Risk & Compliance Officer and/or the Head of Corporate Ethics, Risk & Compliance
Audit and compliance committee
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
• Governs the Novartis Code of Ethics
• Provides an integrated ERM framework (which is described in the following section)
• Governs the global compliance program within Novartis
• Administers the Enterprise Policy Management and global Internal Controls framework
SENIOR LEADERS OF ORGANIZATIONAL UNITS AND GLOBAL FUNCTIONS, AT ALL LEVELS
• Provide appropriate risk management within their area of responsibility
• Establish adequate risk prevention and mitigation strategies when risk exposure is identified, including tracking progress and providing resources for possible actions
• Assess emerging risks, trends and overall exposure as part of the ERM process
Enterprise Risk Management framework
The Ethics, Risk & Compliance (ERC) function provides an integrated ERM framework to obtain a holistic view of Company risks and drive a culture of smart risk-taking. Under the leadership of the Chief Ethics, Risk & Compliance Officer, the Corporate ERC team is responsible for the overall ERM process which is a fundamental pillar of our Integrated Assurance. This process covers, but is not limited to, risks associated with:
• The research, development, manufacturing, marketing and sales of products
• Finance, taxes, intellectual property, compliance with law and regulations, security, product safety, technology, human resources, and health, safety and environmental protection
• Business objectives and strategies, including mergers and acquisitions
• External factors (e.g. risk amplifiers) such as the social, political and economic environment
The ERM process continued to evolve in 2024. The Corporate ERC team conducted risk workshops and collaborated with all risk assurance and monitoring functions to identify key risks across the Company. Each Novartis unit organized a focused risk workshop including leadership team members. In parallel, risk workshops were held in top countries by revenue and in certain focus markets. Once key risks were identified, mitigation action plans were created to address them in an effective way. The findings from these workshops were consolidated into the Novartis Risk Radar, which enables senior management, the Executive Committee and the Board to focus discussions on key risks and more closely align our corporate strategy with our risk exposure and ways of working.
In 2024, the Corporate ERC team further developed the ERM framework within the Novartis Corporate ERC organization. We developed additional risk management training and launched our risk intelligence forum, an event that brought together internal and external speakers to address emerging trends and threats. We also integrated a critical scope of activities (Trade Sanctions Governance) into the Corporate ERC team. Furthermore, steady progress has been made in our Integrated Assurance journey by creating a holistic control framework linked to enterprise policies, and by further strengthening our Corporate ERC Assurance team by integrating Labor Rights and Data Privacy External Partner Audits to ensure a harmonized and coordinated monitoring process across the Company.
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

Internal Audit
Internal Audit Purpose and Function
The Internal Audit function supports the Board and Executive Committee by providing independent assurance. It evaluates the effectiveness, efficiency, and adequacy of processes and controls, ensuring that Novartis meets its strategic objectives, manages major risks, and complies with applicable policies, laws, and regulations.
The Chief Audit Officer (CAO) reports administratively to the CEO and functionally to the Chair of the Audit and Compliance Committee (ACC). The CAO meets with the ACC at least quarterly and annually reaffirms the organizational independence of the Internal Audit function to the ACC.
In 2024, Internal Audit executed a risk-based audit plan, with results reported to audited units, the Executive Committee, and the ACC. Audit findings and action plans are centralized to ensure efficient follow-up. To the right is a summary of the audits and advisory activities conducted in 2024, along with key methodology steps for managing the Internal Audit cycle.
2024 Internal Audit Activitiesaudits 52advisories24Internal Audit cycle methodology includes:Discovery (planning): Ongoing monitoring and information gathering through continuous risk assessments, utilizing business interviews, and biannual calibration of the audit plan. The plan is reviewed and approved by the Audit Committee (ACC) every six months.Execution and Reporting: 37 engagements delivered in 2024, all linked to group risks, emerging topics and company-wide initiatives.Follow Up: Management is responsible for resolving issues, supported by Internal Audit to ensure timely closure of high-risk observations.
Internal Audit performed 95% of planned activities (equating to 76 of 80 engagements) in 2024.

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
The external auditor is required to report periodically to the ACC about the scope of the services it has provided to the Company and the fees for the services it has performed to date. KPMG fees for professional services related to the 12-month periods ended December 31, 2024, and December 31, 2023, are as follows:
	2024 USD million	2023 USD million

Audit services	25.3	26.8

Audit-related services	1.9	2.5

Tax services	0.1	0.3

Other services	0.0	0.0

Total	27.3	29.6

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
Audit-related services include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as: limited assurance on selected sustainability information in the Novartis in Society Integrated Report, audits of pension and other employee benefit plans; audit services in connection with non-recurring transactions; assurance of the Compensation Report of Novartis; and other audit-related services.
Tax services include tax compliance and assistance with historical tax matters.
Other services include license fees for use of accounting and other reporting guidance databases and, in 2024, additionally procedures related to training on emerging topics and benchmarking studies.
Information to the Board and the ACC
The ACC, acting on behalf of the Board, is responsible for overseeing the activities of the external auditor. In 2024, this committee held seven meetings. KPMG was invited to all of these meetings to attend the discussions on auditing matters and any other matters relevant to its audit.
The ACC recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2024. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
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
Novartis also publishes the Novartis in Society Integrated Report, available at www.novartis.com/reportinghub, which provides an overview of our business, strategy and performance, and describes how we create value for stakeholders and society. The Novartis in Society Integrated Report is prepared in accordance with Art. 964b of the Swiss Code of Obligations, and in alignment with recommendations and standards issued by the Integrated Reporting Framework, the Sustainability Accounting Standards Board (SASB), and the Global Reporting Initiative (GRI).
The information on Board and Executive Committee compensation is outlined in the Compensation Report (see “—Item 6.B Compensation” in general, and for certain compensation information with respect to our Board that is responsive to Item 6.C.2 of Form 20-F, see “—Item 6.B Compensation—Board compensation philosophy and fee structure—Philosophy and benchmarking”). Please also refer to articles 29-35 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance). No change-of-control or ‘golden parachute’ clauses benefit Board members, Executive Committee members, or other members of senior management. Employment contracts with Executive Committee members are either for a fixed term not exceeding one year or for an indefinite period with a notice period not exceeding 12 months, and do not contain commissions for the acquisition or transfer of enterprises or severance payments. No loans or credits are granted to Board and Executive Committee members.
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
In 2024, the following quiet periods applied:
• January 1, 2024 until (and including) January 31, 2024
• April 1, 2024 until (and including) April 23, 2024
• July 1, 2024 until (and including) July 18, 2024
• October 1, 2024 (and including) October 29, 2024

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past three years.
For the year ended December 31, 2024 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	5 179	5 083	1 323	591	427	12 603

Canada and Latin America	1 707	413	336	1 062	173	3 691

Europe	7 908	8 923	11 823	3 993	1 505	34 152

Asia/Africa/Australasia	12 327	4 204	2 717	5 514	675	25 437

Total	27 121	18 623	16 199	11 160	2 780	75 883

For the year ended December 31, 2023 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	5 219	5 194	1 310	659	464	12 846

Canada and Latin America	1 732	461	327	1 019	182	3 721

Europe	8 426	8 519	11 811	4 035	1 668	34 459

Asia/Africa/Australasia	12 347	4 061	2 718	5 182	723	25 031

Total	27 724	18 235	16 166	10 895	3 037	76 057

For the year ended December 31, 2022 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	Operations[1]	General and administration	Total

USA	6 003	5 358	1 740	825	599	14 525

Canada and Latin America	2 678	514	809	1 071	270	5 342

Europe	14 078	10 483	18 781	5 028	2 483	50 853

Asia/Africa/Australasia	15 856	4 841	3 841	5 513	932	30 983

Total	38 615	21 196	25 171	12 437	4 284	101 703

Thereof continuing operations [2]	30 420	18 681	14 826	12 437	3 313	79 677

Thereof discontinued operations [2]	8 195	2 515	10 345		971	22 026

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

6.E Share ownership

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—CEO and Executive Committee—Additional disclosures and other statutory information—Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 2024 (compared with prior year)” and under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—Board compensation—Shares, ADRs and share options owned by Board members” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements—Note 25. Equity‑based participation plans for employees,” which is incorporated by reference.

6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

Novartis shares are widely held. As of December 31, 2024, Novartis had approximately 186 000 shareholders listed in the Share Register of Novartis, representing approximately 55.5% of issued shares. Based on the Novartis Share Register and excluding treasury shares, approximately 56.5% of the shares registered by name were held in Switzerland, and approximately 23.9% were held in the US. Approximately 20.5% of the shares registered in the Share Register were held by individual investors, while approximately 45.1% were held by legal entities, excluding 9.7% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG), and 34.4% were held by nominees, fiduciaries and the ADS depositary.
Based on the Share Register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.
As December 31, 2024, the following shareholders held more than 5% of the total share capital of Novartis:
	Ordinary shares beneficially owned as of Dec 31, 2024	% share capital beneficially owned as of Dec 31, 2024[1]

BlackRock, Inc.	139 392 071	7.1 [2]

UBS Fund Management (Switzerland) AG	115 988 883	5.9

[1] Calculated on the basis of 1 975 089 248 ordinary shares outstanding as of December 31, 2024, excluding shares held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).

[2] This information is based solely on the Schedule 13G filed by BlackRock, Inc. on February 2, 2024 with the SEC.
As of December 31, 2024, no other shareholder held more than 5% of our share capital.
The Articles of Incorporation provide that no shareholder shall be registered with the right to vote shares comprising more than 2% of the registered share capital. The Board of Directors may, upon request, grant an exemption from this restriction. See “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Shareholder participation—Voting rights, restrictions and representation—Registration restrictions” for additional information.

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
The Board will propose a dividend of CHF 3.50 per share to the shareholders for approval at the Annual General Meeting to be held on March 7, 2025. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For the amount of dividends we paid in the past three years, see “Item 18. Financial Statements—Note 18. Equity.”
Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act (ITRA)
At Novartis, our purpose is to reimagine medicine to improve and extend people’s lives, regardless of where they live. This includes the compliant sale of medicines and other healthcare products worldwide. To help us fulfill this mission, we have for many years maintained a branch office located in Iran.
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
From time to time, including in 2024, certain Novartis non‑US affiliates made payments to government entities in Iran related to patents, trademarks and exit fees.
From time to time, including in 2024, certain Novartis non‑US affiliates enter into agreements with hospitals, research institutes, medical associations and universities in Iran to provide grants and sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non‑interventional) studies. Some hospitals and research institutes are owned or controlled by the government of Iran, and some doctors and healthcare professionals are employed by hospitals that may be public or government‑owned.
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

10.B Memorandum and articles of association

The following is a non-exhaustive summary of certain provisions of our Articles of Incorporation (“Articles”); the Board Regulations; and Swiss law, particularly the Swiss Code of Obligations (“Swiss CO”), and is qualified in its entirety by reference to the Articles and the Board Regulations, which are an exhibit to the Form 20‑F, and to Swiss law.
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
(b) Compensation of the Directors is subject to the approval of the aggregate amounts of such compensation by a shareholders’ resolution under the Swiss CO.
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
An additional disclosure obligation exists under rules of the SIX that requires us to disclose the identity of all of our shareholders (or related groups of shareholders) as published pursuant to the paragraph above, in Item 6.C of this Annual Report. See “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders.”
10.B.9 Differences in the law
See the references to Swiss law throughout this “—Item 10.B Memorandum and articles of association.”
10.B.10 Changes in capital
The requirements of the Articles regarding changes in capital are not more stringent than the requirements of Swiss law.

10.C Material contracts

Sandoz Spin-Off
In connection with the spin-off of Sandoz, we entered into a Separation and Distribution Agreement, dated September 30, 2023, a Tax Matters Agreement, dated September 30, 2023 and several other agreements with Sandoz to effect the separation of the Sandoz business and provide a framework for our relationship with Sandoz after the spin-off.
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

As of January 1, 2025, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above‑mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):
Albania
Algeria
Argentina
Armenia
Australia
Austria
Azerbaijan
Bahrain
Bangladesh
Belarus
Belgium
Brazil
Bulgaria
Canada
Chile
China
Colombia
Croatia
Cyprus
Czechia
Denmark
Ecuador
Egypt
Estonia
Ethiopia
Finland
France
Georgia
Germany
Ghana
Greece
Hong Kong
Hungary
Iceland
India
Indonesia
Iran
Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Kazakhstan
Republic of Korea
(South Korea)
Kosovo
Kuwait
Kyrgyzstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malaysia
Malta
Mexico
Moldova
Mongolia
Montenegro
Morocco
Netherlands
New Zealand
North Macedonia
Norway
Oman
Pakistan
Peru
Philippines
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Türkiye
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia
Tax treaty negotiations are underway, or have been conducted, with Angola, Bosnia and Herzegovina, Cameroon, Costa Rica, Jordan, Kenya, Libya, Nigeria, Rwanda, Senegal, Syria and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, or when or if the corresponding treaties will come into effect.
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
Residents of the US. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder (i) qualifies for benefits under the Treaty; (ii) is not a company (or, if it is a company, such company directly holds less than 10% of our voting stock); and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder (i) is a company; (ii) qualifies for benefits under the Treaty; (iii) holds directly at least 10% of our voting stock; and (iv) does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 5% Treaty rate. Claims for refunds must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss Consulate General in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH‑3003 Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. For US resident holders of ADRs, JPMorgan Chase Bank, N.A., as depositary, will comply with these Swiss procedures on behalf of the holders, and will remit the net amount to the holders.

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
For purposes of this discussion, a US Holder is a beneficial owner of our shares or ADRs who is (i) an individual who is a citizen or resident of the US for US federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or a state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust (i) subject to the primary supervision of a US court and the control of one or more US persons, or (ii) that has a valid election in place to be treated as a US person. If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADRs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares or ADRs are urged to consult their own tax advisor regarding the specific tax consequences of owning and disposing of such shares or ADRs by the partnership.
For US federal income tax purposes, a US Holder of ADRs generally will be treated as the beneficial owner of our shares represented by the ADRs. However, see the discussion below under “Dividends” regarding certain statements made by the US Treasury concerning depositary arrangements.
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

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

Any statement in the Form 20‑F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the Form 20‑F, the contract or document is deemed to modify the description contained in the Form 20‑F. You must review the exhibits themselves for a complete description of the contract or document.
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

10.I Subsidiary information

Not applicable.

10.J Annual report to security holders

We intend to submit any annual report to security holders required to be furnished on Form 6-K in electronic format in accordance with the EDGAR Filer Manual.

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
— Stock transfer or other taxes and other governmental charges
— Cable, telex and facsimile transmission and delivery
— Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
— Any other charge payable by any of the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

The depositary’s principal executive office is located at 383 Madison Avenue, 11th Floor, New York, New York 10179.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting is effective based on those criteria.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2024	Total number of shares purchased (a)[1]	Average price paid per share in USD (b)	Total number of shares purchased as part of publicly announced plans or programs (c)[2]	Maximum approximate value of shares that may yet be purchased under the plans or programs (CHF millions) (d)	Maximum approximate value of shares that may yet be purchased under the plans or programs (USD millions) (e)[3]

Jan. 1-31	841 830	108.13	8 630	10 763	12 464

Feb. 1-29	5 398 671	102.67	5 250 000	10 291	11 707

Mar. 1-31	5 020 196	98.75	5 000 000	9 852	10 881

Apr. 1-30	5 277 417	95.84	5 250 000	9 394	10 297

May 1-31	5 023 993	101.01	5 000 000	8 935	9 879

Jun. 1-30	6 215 536	106.01	6 200 000	8 348	9 284

Jul. 1-31	9 242 395	109.41	9 200 000	7 450	8 451

Aug. 1-31	8 422 486	115.30	8 400 000	6 620	7 807

Sep. 1-30	8 421 852	116.90	8 400 000	5 789	6 878

Oct. 1-31	9 244 519	114.53	9 200 000	4 881	5 641

Nov. 1-30	8 421 763	105.46	8 400 000	4 101	4 654

Dec. 1-31	7 223 212	100.09	7 200 000	3 459	3 830

Total	78 753 870	107.30	77 508 630

[1] Column (a) shows shares repurchased on the SIX Swiss Exchange second trading line plus shares we purchased from employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 18. Financial Statements - Note 25 Equity-based participation plans for employees."

[2] Column (c) shows shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2022 AGM until exhausted on March 20, 2024. Since March 20, 2024, the share repurchases are executed under the additional CHF 10 billion authority approved at the 2023 AGM. See "Item 6. Directors, Senior Management and Employees - Item 6C. Board Practices - Our capital structure - Changes in capital."

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We are committed to compliance with laws and regulations and to financial integrity. We have adopted an insider trading policy that governs the purchase, sale, and other dispositions of Novartis securities by directors, management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards. A copy of the policy is included as Exhibit 11.1 to the Form 20-F.

Item 16K. Cybersecurity

Risk management and strategy
Protecting the security and integrity of the IT systems under our control and safeguarding the privacy of our customers, patients and employees is a top priority for us at all levels. Cybersecurity and data privacy risks are among the core enterprise risks evaluated through our annual enterprise risk management assessment.
The Chief Security Officer oversees our cybersecurity risk management program in partnership with our Chief Information Officer and other business leaders. The program was developed to assess, identify and manage risks from cybersecurity threats and respond to cybersecurity breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of Novartis.
Governance
To address cybersecurity threats and prevent IT system interruptions, the Information Security & Compliance (ISC) team, which is headed by our Chief Security Officer, has implemented enterprise-wide policies, processes and practices. Our Chief Security Officer reports to our Chief Information Officer, and is a subject matter expert on information security, privacy, information technology strategy and management with over 20 years of relevant experience across a number of industries, including pharmaceuticals, consumer goods, financial services and consulting. Our Chief Information Officer has 25 years of experience as an IT professional, including 15 years with Novartis, and is responsible for our technology strategy, delivery and operations globally. Our ISC team assesses our systems against our policies and processes, reviews gaps, and prioritizes remediation. Key performance indicators are reported to the Executive Committee of Novartis. The Executive Committee is responsible for oversight of the Company’s cybersecurity strategy.
We seek to follow industry best practices, such as the NIST Cybersecurity Framework and ISO 27001 to manage information security. Novartis has risk-based services continuity and systems recovery plans in place for key business processes, which are tested periodically. We also conduct ongoing internal vulnerability analyses (including simulated hacking) as well as external testing via third parties to ensure the effectiveness of our cybersecurity controls. We require employees to report IT security incidents to a Cyber Security Operations Center (CSOC) that operates 24 hours a day, 7 days a week. CSOC is a function within ISC that is responsible for investigating all security incidents and alerts including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated to our Chief Executive Officer, who may then inform our Board of the incident pursuant to our internal procedures. Novartis has not experienced any cybersecurity threats, including as a result of cybersecurity incidents, that have materially affected or are reasonably likely to materially affect Novartis, including its business strategy, results of operations or financial condition. See “Item 3. Key Information—Item 3.D. Risk factors—Operational risks—Cybersecurity and data protection” for information on risks to Novartis from cybersecurity threats.
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
2. Significant acquisitions of businesses and spin-off of Sandoz business
3. Operating segment
4. Revenues and geographic information
5. Interest expense and other financial income and expense
6. Income taxes
7. Earnings per share
8. Changes in consolidated statements of comprehensive income
9. Property, plant and equipment
10. Right-of-use assets and lease liabilities
11. Goodwill and intangible assets other than goodwill
12. Deferred tax assets and liabilities
13. Financial and other non-current assets
14. Inventories
15. Trade receivables
16. Marketable securities, commodities, time deposits, derivative financial instruments, and cash and cash equivalents
17. Other current assets
18. Equity
19. Non-current financial debt
20. Provisions and other non-current liabilities
21. Current financial debt and derivative financial instruments
22. Provisions and other current liabilities
23. Details to the consolidated statements of cash flows
24. Post-employment benefits for employees
25. Equity-based participation plans for employees
26. Transactions with related parties
27. Commitments and contingent liabilities
28. Financial instruments – additional disclosures
29. Discontinued operations
30. Events subsequent to the December 31, 2024, consolidated balance sheet date
31. Novartis principal subsidiaries and associated companies
Report of Independent Registered Public Accounting Firm – KPMG AG (PCAOB ID 3240)

Item 19. Exhibits

1.1 Articles of Incorporation of Novartis AG, as amended March 5, 2024 (English translation).
1.2 Organizational Regulations of Novartis AG, effective January 1, 2025.
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
2.3 Description of Securities registered under Section 12 of the Exchange Act.
2.4 Indenture, dated as of February 10, 2009, among Novartis Capital Corporation, Novartis Securities Investment Ltd. and Novartis Finance S.A., as issuers, Novartis AG, as guarantor, and HSBC Bank USA, National Association, as trustee (incorporated by reference to Exhibit 4.1 of the Registrants’ Registration Statement on Form F-3 (File Nos. 333-207004, 333-207004-01 and 333-207004-02) filed with the SEC on September 18, 2015).
4.1 Separation and Distribution Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023 (incorporated by reference to Exhibit 4.1 to Novartis AG’s Annual Report on Form 20-F (File No. 001-15024) as filed with the SEC on January 31, 2024).
4.2 Tax Matters Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023 (incorporated by reference to Exhibit 4.2 to Novartis AG’s Annual Report on Form 20-F (File No. 001-15024) as filed with the SEC on January 31, 2024).
8.1 For a list of all of our principal subsidiaries and associated companies, see “Item 18. Financial Statements—Note 31. Novartis principal subsidiaries and associated companies.”
11.1 Novartis AG Insider Policy.
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
15.1 Consent of KPMG AG.
97.1 Novartis AG Policy Governing the Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97.1 to Novartis AG’s Annual Report on Form 20-F (File No. 001-15024) as filed with the SEC on January 31, 2024).
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
101.DEF XBRL Taxonomy Extension Definition Linkbase Document
101.LAB XBRL Taxonomy Extension Label Linkbase Document
101.PRE XBRL Taxonomy Extension Presentation Linkbase Document
104 Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).
The total amount of long-term debt securities authorized under any instrument, other than the instrument listed above, does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. We hereby agree to furnish to the SEC, upon its request, a copy of any such instrument defining the rights of holders of long-term debt of the Company or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Novartis AG
By: /s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis
By: /s/ Karen Hale
Name: Karen Hale
Title: Chief Legal Officer of Novartis
Date: January 31, 2025

Novartis consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2024, 2023 and 2022)
(USD millions unless indicated otherwise)	Note	2024	2023	2022

Net sales from continuing operations	4	50 317	45 440	42 206

Other revenues	4	1 405	1 220	1 255

Cost of goods sold		-12 827	-12 472	-11 582

Gross profit from continuing operations		38 895	34 188	31 879

Selling, general and administration		-12 566	-12 517	-12 193

Research and development		-10 022	-11 371	-9 172

Other income		1 175	1 772	696

Other expense		-2 938	-2 303	-3 264

Operating income from continuing operations		14 544	9 769	7 946

Loss from associated companies		-38	-13	-11

Interest expense	5	-1 006	-855	-800

Other financial income and expense	5	140	222	42

Income before taxes from continuing operations		13 640	9 123	7 177

Income taxes	6	-1 701	-551	-1 128

Net income from continuing operations		11 939	8 572	6 049

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	29		422	906

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	2		5 860

Net income from discontinued operations	29		6 282	906

Net income		11 939	14 854	6 955

Attributable to:
Shareholders of Novartis AG		11 941	14 850	6 955

Non-controlling interests		-2	4	0

Basic earnings per share (USD) from continuing operations		5.92	4.13	2.77

Basic earnings per share (USD) from discontinued operations			3.02	0.42

Total basic earnings per share (USD)	7	5.92	7.15	3.19

Diluted earnings per share (USD) from continuing operations		5.87	4.10	2.76

Diluted earnings per share (USD) from discontinued operations			3.00	0.41

Total diluted earnings per share (USD)	7	5.87	7.10	3.17

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2024, 2023 and 2022)
(USD millions)	Note	2024	2023	2022

Net income		11 939	14 854	6 955

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	8	-24

Net investment hedge, net of taxes	8	91	-50	91

Currency translation effects, net of taxes	8	-1 566	1 375	-450

Total of items that are or may be recycled		-1 499	1 325	-359

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	8	2 024	-160	-103

Fair value adjustments on equity securities, net of taxes	8	64	37	-382

Total of items that will never be recycled		2 088	-123	-485

Total comprehensive income		12 528	16 056	6 111

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG		12 533	16 050	6 116

Continuing operations		12 533	10 115	5 181

Discontinued operations			5 935	935

Non-controlling interests		-5	6	-5

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2024 and 2023)
(USD millions)	Note	2024	2023

Assets
Non-current assets
Property, plant and equipment	9	9 458	9 514

Right-of-use assets	10	1 415	1 410

Goodwill	11	24 756	23 341

Intangible assets other than goodwill	11	26 915	26 879

Investments in associated companies		119	205

Deferred tax assets	12	4 359	4 309

Financial assets	13	2 015	2 607

Other non-current assets	13	3 505	1 199

Total non-current assets		72 542	69 464

Current assets
Inventories	14	5 723	5 913

Trade receivables	15	7 423	7 107

Income tax receivables		133	426

Marketable securities, commodities, time deposits and derivative financial instruments	16	1 998	1 035

Cash and cash equivalents	16	11 459	13 393

Other current assets	17	2 968	2 607

Total current assets		29 704	30 481

Total assets		102 246	99 945

Equity and liabilities
Equity
Share capital	18	793	825

Treasury shares	18	-53	-41

Reserves		43 306	45 883

Equity attributable to Novartis AG shareholders		44 046	46 667

Non-controlling interests		80	83

Total equity		44 126	46 750

Liabilities
Non-current liabilities
Financial debts	19	21 366	18 436

Lease liabilities	10	1 568	1 598

Deferred tax liabilities	12	2 419	2 248

Provisions and other non-current liabilities	20	4 075	4 523

Total non-current liabilities		29 428	26 805

Current liabilities
Trade payables		4 572	4 926

Financial debts and derivative financial instruments	21	8 232	6 175

Lease liabilities	10	235	230

Current income tax liabilities		1 599	1 893

Provisions and other current liabilities	22	14 054	13 166

Total current liabilities		28 692	26 390

Total liabilities		58 120	53 195

Total equity and liabilities		102 246	99 945

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in equity
(For the years ended December 31, 2024, 2023 and 2022)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2022		901	-48	70 989	-4 187	67 655	167	67 822

Net income				6 955		6 955	0	6 955

Other comprehensive income	8				-839	-839	-5	-844

Total comprehensive income				6 955	-839	6 116	-5	6 111

Dividends	18.1			-7 506		-7 506		-7 506

Purchase of treasury shares	18.2		-66	-10 844		-10 910		-10 910

Reduction of share capital	18	-11	15	-4

Exercise of options and employee transactions	18.2		1	87		88		88

Equity-based compensation	18.2		6	848		854		854

Shares delivered to Alcon employees as a result of the Alcon spin-off	18.2		0	5		5		5

Taxes on treasury share transactions				14		14		14

Decrease of treasury share repurchase obligation under a share buyback trading plan	18.7			2 809		2 809		2 809

Changes in non-controlling interests	18.3						-81	-81

Fair value adjustments on financial assets sold	8			4	-4

Value adjustments related to divestments	8			-34	34

Other movements	18.4			217		217		217

Total of other equity movements		-11	-44	-14 404	30	-14 429	-81	-14 510

Total equity at December 31, 2022		890	-92	63 540	-4 996	59 342	81	59 423

Net income				14 850		14 850	4	14 854

Other comprehensive income	8				1 200	1 200	2	1 202

Total comprehensive income				14 850	1 200	16 050	6	16 056

Dividends	18.1			-7 255		-7 255		-7 255

Dividend in kind to effect the spin-off of Sandoz Group AG	2			-13 962		-13 962		-13 962

Purchase of treasury shares	18.2		-51	-8 466		-8 517		-8 517

Reduction of share capital	18	-65	94	-29

Exercise of options and employee transactions	18.2		2	144		146		146

Equity-based compensation	18.2		6	898		904		904

Shares delivered to Sandoz employees as a result of the Sandoz spin-off	18.2		0	30		30		30

Taxes on treasury share transactions				14		14		14

Transaction costs, net of taxes	18.5			-214		-214		-214

Changes in non-controlling interests	18.3						-4	-4

Fair value adjustments on financial assets sold	8			-1	1

Value adjustments related to divestments	8			-29	29

Other movements	18.4			129		129		129

Total of other equity movements		-65	51	-28 741	30	-28 725	-4	-28 729

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

Net income				11 941		11 941	-2	11 939

Other comprehensive income	8				592	592	-3	589

Total comprehensive income				11 941	592	12 533	-5	12 528

Dividends	18.1			-7 624		-7 624		-7 624

Purchase of treasury shares	18.2		-44	-8 406		-8 450		-8 450

Reduction of share capital	18	-32	26	6

Equity-based compensation plans	18.2		6	1 054		1 060		1 060

Taxes on treasury share transactions				-68		-68		-68

Changes in non-controlling interests	18.3			-226		-226	2	-224

Value adjustments related to financial assets sold and divestments	8			81	-81

Other movements	18.4			154		154		154

Total of other equity movements		-32	-12	-15 029	-81	-15 154	2	-15 152

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of cash flows
(For the years ended December 31, 2024, 2023 and 2022)
(USD millions)	Note	2024	2023	2022

Net income from continuing operations		11 939	8 572	6 049

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	23.1	10 232	10 369	10 631

Dividends received from associated companies and others		1	2	1

Interest received		489	645	252

Interest paid		-855	-751	-667

Other financial receipts			90	71

Other financial payments		-116	-17	-26

Income taxes paid	23.2	-2 258	-2 787	-1 702

Net cash flows from operating activities from continuing operations before working capital and provision changes		19 432	16 123	14 609

Payments out of provisions and other net cash movements in non-current liabilities		-1 107	-1 534	-774

Change in net current assets and other operating cash flow items	23.3	-706	-369	-796

Net cash flows from operating activities from continuing operations		17 619	14 220	13 039

Net cash flows from operating activities from discontinued operations			238	1 197

Total net cash flows from operating activities		17 619	14 458	14 236

Purchases of property, plant and equipment		-1 366	-1 060	-916

Proceeds from sale of property, plant and equipment		86	237	158

Purchases of intangible assets		-2 448	-1 693	-1 323

Proceeds from sale of intangible assets		80	1 955	170

Purchases of financial assets		-193	-106	-115

Proceeds from sale of financial assets		957	348	133

Purchases of other non-current assets				-1

Proceeds from sale of other non-current assets		3

Acquisitions and divestments of interests in associated companies, net		-10	-11	-24

Acquisitions and divestments of businesses, net	23.4	-3 911	-3 558	-840

Purchases of marketable securities, commodities and time deposits		-3 455	-641	-34 695

Proceeds from sale of marketable securities, commodities and time deposits		2 744	11 248	39 357

Net cash flows (used in)/from investing activities from continuing operations		-7 513	6 719	1 904

Net cash flows used in investing activities from discontinued operations	29		-1 123	-436

Total net cash flows (used in)/from investing activities		-7 513	5 596	1 468

Dividends paid to shareholders of Novartis AG		-7 624	-7 255	-7 506

Purchases of treasury shares		-8 331	-8 719	-10 652

Proceeds from exercised options and other treasury share transactions, net		30	153	100

Proceeds from non-current financial debts	23.5	6 143

Repayments of the current portion of non-current financial debts	23.5	-2 160	-2 223	-2 575

Change in current financial debts	23.5	958	546	252

Repayments of other current financial debts	23.5	-289

Payments of lease liabilities	23.5	-262	-258	-262

Payments from changes in ownership interests in consolidated subsidiaries		-293

Other financing cash flows, net		86	192	-38

Net cash flows used in financing activities from continuing operations		-11 742	-17 564	-20 681

Net cash flows from financing activities from discontinued operations	29		3 286	119

Total net cash flows used in financing activities		-11 742	-14 278	-20 562

Net change in cash and cash equivalents before effect of exchange rate changes		-1 636	5 776	-4 858

Effect of exchange rate changes on cash and cash equivalents		-298	100	-32

Net change in cash and cash equivalents		-1 934	5 876	-4 890

Cash and cash equivalents at January 1		13 393	7 517	12 407

Cash and cash equivalents at December 31		11 459	13 393	7 517

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
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.
The Company’s financial year-end is December 31, which is also the annual closing date of the individual entities’ financial statements incorporated into the Company’s consolidated financial statements.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the year, which affect the reported amounts of revenues, expenses, assets, and liabilities, including the distribution liability and the non-cash, non-taxable gain recognized in connection with the distribution of Sandoz Group AG to Novartis AG shareholders, and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the share- holder approval, IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the consolidated financial statements. This required the year ended December 31, 2023 consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations, with comparative amounts in 2022 restated on a consistent basis. For further information and disclosures refer to the section “—Distribution of Sandoz Group AG to Novartis AG shareholders” in this Note 1, and in Note 2, and Note 29.
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
For subsidiaries using a functional currency other than USD, the subsidiary’s results, financial position and cash flows are translated into USD using the following exchange rates:
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
The recognition of the distribution liability required the use of valuation techniques for the purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, and the opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in this Note 1 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
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
For additional disclosures, refer to the section “— Distribution of Sandoz Group AG to Novartis AG shareholders” in Note 2 and Note 29.
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
The acquisition method requires that the assets acquired and liabilities assumed be recorded at their respective fair values on the date the Company obtains control. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations are based on information available at the acquisition date. Acquisition-related costs are expensed as incurred.
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
Goodwill and intangible assets other than goodwill
Goodwill arises on applying the acquisition method on the acquisition of a business and is the excess of the fair value of the consideration transferred to acquire the business over the underlying fair value of the net identified assets acquired. Goodwill is allocated to groups of cash-generating units (CGUs) that is expected to benefit from the synergies of the combination, which are usually represented by the operating segment. Goodwill is tested for impairment at the level of this group of CGUs annually, or when facts and circumstances warrant, and any impairment charges are recorded under “Other expense” in the consolidated income statement.
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
• Sales erosion rates after the end of a patent, loss of exclusivity or other intellectual property rights protection, and timing of the entry of generic competition
• Outcome of research and development activities (compound efficacy, results of clinical trials, etc.)
• Amount and timing of projected costs to develop IPR&D into commercially viable products
• Profit margins
• Probability of obtaining regulatory approval
• Future tax rate
• Appropriate terminal growth/decline rate
• Appropriate discount rate
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
The Company classifies and accounts for its marketable securities and non-current financial assets in the following categories:
• Debt securities are valued at fair value through other comprehensive income with subsequent recycling into the consolidated income statement, as they meet both the “solely payment of principal and interest” and the business model criteria. Unrealized gains and losses, except exchange gains and losses, are recorded as a fair value adjustment in the consolidated statement of comprehensive income. They are recognized in the consolidated income statement when the debt instrument is sold, at which time the gain/loss is transferred to “Other financial income and expense.” Exchange gains and losses related to debt instruments are immediately recognized in the consolidated income statement in “Other financial income and expense.”
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
The Company enters into certain derivative financial instruments for the purpose of hedging to reduce volatility in the Company’s performance due to exposure to various business-related risks. The risk mitigation is obtained because the derivative’s value or cash flows are expected, wholly or partly, to offset changes in the value or cash flows of the recognized assets or liabilities. The overall strategy aims to mitigate the currency and interest rate risk of positions that are contractually agreed, and to partially mitigate the exposure risk of selected anticipated transactions.
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
Revenue recognition
Revenue on the sale of Novartis products and services, which is recorded as net sales to third parties in the line “Net sales from continuing operations” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to, or receipt of, the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of the acceptance criteria. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation. The amount of revenue recognized is based on the consideration Novartis expects to receive in exchange for its goods and services, when it is highly probable that a significant reversal will not occur.
The consideration Novartis receives in exchange for its goods or services may be fixed or variable. Variable consideration is recognized when it is highly probable that a significant reversal will not occur. The most common elements of variable consideration are listed below.
• Rebates and discounts granted to wholesalers, retailers, government agencies (including US Medicaid and US Federal Medicare programs), government supported healthcare systems, private health systems, pharmacy benefit managers, managed healthcare organizations, purchasing organizations and other direct and indirect customers, as well as chargebacks are provisioned and recorded as revenue deductions at the time the related revenues are recorded, or when the incentives are offered. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. These rebates and discounts, applied using provision rates, are estimated based on the terms and conditions in the individual government agencies, states, plans and customer agreements (which may be subject to challenge or change in interpretative guidance by government authorities, payers and customers), historical experience, product sales and growth rate, population growth, product pricing including inflation impacts, the mix of contracts and products, the level of inventory in the distribution channel, regulations, channels and payers, as appropriate to the individual rebate and discount arrangements. These rebate provisions are adjusted based on established processes and experiences, for example from filing data with individual government agencies, states, and plans. There is often a time lag between the recording of revenue deductions and the final accounting for them.
• Refunds granted to healthcare providers under innovative pay-for-performance agreements (i.e. outcome based arrangements) are provisioned and recorded as a revenue deduction at the time the related sales are recorded. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms of the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved, until such history is available or the period when the refund right has expired. The provisions for revenue deductions under innovative pay-for-performance agreements are adjusted periodically based on established processes and actual experience, including the products actual outcomes achieved compared with the anticipated predefined targets.
• Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.
• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of Novartis agreeing to customer returns and Novartis can reasonably estimate expected future returns. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. In doing so, the estimated rate of return is applied, determined on the basis of historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned product to be destroyed versus product that can be placed back in inventory for resale. Where shipments are made on a resale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired. The provisions for sales returns are adjusted periodically based on established processes and actual experience.
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
Research and development
Internal research and development (R&D) costs are fully charged to “Research and development” in the consolidated income statement in the period in which they are incurred. The Company considers that regulatory and other uncertainties inherent in the development of new products preclude the capitalization of internal development expenses as an intangible asset until marketing approval from a regulatory authority is obtained in a major market such as the United States, the European Union, Switzerland, China or Japan.
Payments made to third parties such as contract research and development organizations in compensation for subcontracted R&D, that are deemed not to transfer intellectual property to Novartis are expensed as internal R&D expenses in the period in which they are incurred. Such payments are only capitalized if they meet the criteria for recognition of an internally generated intangible asset, usually when marketing approval has been received from a regulatory authority in a major market.
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
PSUs are subject to the achievement of certain performance criteria and require plan participants to provide services during the vesting period. The performance criteria are based on Novartis internal performance metrics and, for certain plans, also variables that can be observed in the market, which for Novartis plans is the Novartis total shareholder return (TSR) relative to a specific peer group of companies over the vesting period. The expense is recognized in the consolidated income statement on a straight-line basis over the vesting period, and is determined based on a bifurcation into the components based on the performance criteria related to Novartis internal performance metrics and TSR. The number of equity instruments that finally vest is determined at the vesting date. The following paragraphs provide an overview of the accounting policies for the determination of the components of the PSU share-based compensation plan expense.
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
The portion of the PSUs expense that is subject to performance criteria based on Novartis TSR relative to a specific peer group of companies over the vesting period is determined based on the total fair value of the grant over the vesting period. IFRS Accounting Standards require that these variables that can be observed in the market are taken into account in determining the fair value of the PSUs at the grant date. Novartis determined the fair value of these PSUs at the date of grant using a Monte Carlo simulation model. For this portion of the PSUs expense, adjustments to expense recognized in the consolidated income statement are only made if a plan participant does not fulfill the service conditions.
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
Deferred income taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value for financial reporting purposes, except for those temporary differences related to investments in subsidiaries and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Since the retained earnings of subsidiaries are reinvested, withholding or other taxes on eventual distribution of a subsidiary’s retained earnings are only recognized when a dividend is declared or has been planned. Furthermore, deferred income taxes are recognized for the net tax effects of net operating loss carryforwards and tax credits.
The Company applies the IFRS Accounting Standards exception to not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two income taxes.
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
Impact of new IFRS Accounting Standards, amendments and interpretations in 2024
No new IFRS Accounting Standards were adopted by the Company in 2024, 2023 and 2022. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2024, 2023 and 2022 that had a material impact on the Company’s consolidated financial statements.
In 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 - Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),
• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. Novartis is currently assessing the impact of adopting IFRS 18.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2024, 2023 or 2022 that would have been expected to have a material impact on the Company’s consolidated financial statements.

2. Significant acquisitions of businesses and spin-off of Sandoz business
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant acquisitions of businesses in 2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The results of operations since the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65% of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65%, were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of the MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024, Novartis held approximately 94.5% of the outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The results of operations since the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing of the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.
Significant acquisitions of businesses in 2023
Acquisition of DTx Pharma, Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma, Inc. (DTx), a US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
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
The 2023 results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a US based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
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
The 2023 results of operations since the date of acquisition were not material.
Distribution of Sandoz Group AG to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholder approval.
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
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received one Sandoz Group AG share for every five Novartis AG shares and each Novartis ADR holder received one Sandoz ADR for every five Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
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
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion (see Note 29).
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

[1] See Note 29 for additional information.
For additional disclosures on discontinued operations, refer to Note 29.
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

Fair value of assets and liabilities arising from acquisitions of businesses
The following table presents the fair value of assets and liabilities acquired through acquisitions of businesses and the total purchase consideration for the years ended December 31, 2024 and 2023:
(USD millions)	2024	2023

Property, plant and equipment	20	18

Right-of-use assets	47	16

In-process research and development	1 424	2 931

Other intangible assets	1 156	15

Deferred tax assets	465	34

Non-current financial and other assets	31	164

Trade receivables and financial and other current assets	613	183

Cash and cash equivalents	242	226

Deferred tax liabilities	-799	-474

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47	-51

Trade payables and other liabilities	-297	-231

Net identifiable assets acquired	2 003	2 831

Non-controlling interests	-75

Goodwill	2 701	1 094

Total purchase consideration for acquisitions of businesses	4 629	3 925

The significant business acquisitions in 2024, were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 acquisitions is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 2 for additional information.
In 2023, the significant business acquisitions were the acquisition of DTx Pharma and Chinook Therapeutics. The goodwill arising out of these acquisitions is attributable to synergies, accounting for deferred tax liabilities on acquired assets and the assembled workforce. In 2023, no goodwill was tax deductible.
3. Operating segment
Following the September 15, 2023, shareholder approval of the spin-off of the Sandoz business (see Note 1 and Note 2), the Company reported its consolidated financial statements as “continuing operations” and “discontinued operations” (see Note 1).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 1, Note 2 and Note 29.
The Company’s continuing operations are engaged in the research, development, manufacturing, distribution, commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
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
4. Revenues and geographic information
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	2024	2023	2022

Net sales to third parties from continuing operations	50 317	44 635	41 385

Sales to discontinued operations		805	821

Net sales from continuing operations	50 317	45 440	42 206

Geographic information
The following table shows countries that accounted for more than 5% of net sales from continuing operations for the years ended December 31, 2024, 2023 and 2022, or more than 5% of total of selected non-current assets, for the years ended December 31, 2024 and 2023:
	Net sales from continuing operations[1]						Total of selected non-current assets[2]

(USD millions)	2024	%	2023	%	2022	%	2024	%	2023	%

Country
Switzerland	1 315	3	1 308	3	1 036	2	18 759	30	19 396	32

United States	21 146	42	17 959	40	15 935	38	34 999	55	34 059	55

China	3 890	8	3 267	7	2 948	7	530	1	547	1

Germany	3 660	7	3 367	7	3 101	7	1 554	2	88

France	1 792	4	1 749	4	1 754	4	2 640	4	3 085	5

Other	18 514	36	17 790	39	17 432	42	4 603	8	4 389	7

Total	50 317	100	45 440	100	42 206	100	63 085	100	61 564	100

[1] Net sales from continuing operations by location of customer
[2] Total of property, plant and equipment; right-of-use assets; goodwill; intangible assets other than goodwill; investment in associated companies and other non-current assets excluding post-employment benefit assets

Net sales from continuing operations by region1
The following table shows net sales from continuing operations by region for the years ended December 31, 2024, 2023 and 2022:
	2024 USD m	2023 USD m	Change (2023 to 2024) USD %	2022 USD m	Change (2022 to 2023) USD %

US	21 146	17 959	18	15 935	13

Europe	15 557	14 997	4	14 371	4

Asia/Africa/Australasia	10 021	9 308	8	8 978	4

Canada and Latin America	3 593	3 176	13	2 922	9

Total	50 317	45 440	11	42 206	8

Of which in established markets	37 371	33 725	11	31 386	7

Of which in emerging growth markets	12 946	11 715	11	10 820	8

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

Information about major customers
The Company’s largest, second-largest and third-largest customers account for approximately 17%, 13% and 7% of net sales from third parties from continuing operations, respectively (2023: 15%, 13% and 8%, respectively; 2022: 16%, 12% and 8%, respectively).
The highest amounts of trade receivables outstanding were for these same three customers and amounted to approximately 19%, 12% and 7%, respectively, of the trade receivables at December 31, 2024 (2023: 17%, 13% and 8%, respectively).

Net sales from continuing operations by core therapeutic area and established brands
	2024 USD m	2023 USD m1	Change (2023 to 2024) USD %	2022 USD m1	Change (2022 to 2023) USD %

Cardiovascular, renal and metabolic
Entresto	7 822	6 035	30	4 644	30

Leqvio	754	355	112	112	217

Total cardiovascular, renal and metabolic	8 576	6 390	34	4 756	34

Immunology
Cosentyx	6 141	4 980	23	4 788	4

Xolair [2]	1 643	1 463	12	1 365	7

Ilaris	1 509	1 355	11	1 133	20

Total immunology	9 293	7 798	19	7 286	7

Neuroscience
Kesimpta	3 224	2 171	49	1 092	99

Zolgensma	1 214	1 214	0	1 370	-11

Aimovig	312	266	17	218	22

Total neuroscience	4 750	3 651	30	2 680	36

Oncology
Kisqali	3 033	2 080	46	1 231	69

Promacta/Revolade	2 216	2 269	-2	2 088	9

Tafinlar + Mekinist	2 058	1 922	7	1 770	9

Jakavi	1 936	1 720	13	1 561	10

Tasigna	1 671	1 848	-10	1 923	-4

Pluvicto	1 392	980	42	271	262

Lutathera	724	605	20	471	28

Scemblix	689	413	67	149	177

Piqray/Vijoice	449	505	-11	373	35

Kymriah	443	508	-13	536	-5

Fabhalta [3]	129	1	nm		nm

Total oncology	14 740	12 851	15	10 373	24

	2024 USD m	2023 USD m1	Change (2023 to 2024) USD %	2022 USD m1	Change (2022 to 2023) USD %

Established brands
Sandostatin Group	1 279	1 314	-3	1 238	6

Lucentis	1 044	1 475	-29	1 874	-21

Exforge Group	703	713	-1	743	-4

Galvus Group	602	692	-13	859	-19

Diovan Group	590	613	-4	652	-6

Gilenya	552	925	-40	2 013	-54

Contract manufacturing [4]	1 152	1 490	-23	1 200	24

Other [4]	7 036	7 528	-7	8 532	-12

Total established brands [4]	12 958	14 750	-12	17 111	-14

Total net sales from continuing operations	50 317	45 440	11	42 206	8

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Net sales from continuing operations reflect Xolair sales for all indications.
[3] Net sales from continuing operations reflect Fabhalta sales for all indications.
[4] Effective January 1, 2023, the discontinued operations Sandoz business transferred to Novartis continuing operations its bio-technology manufacturing services to other companies’ activities (included in Contract manufacturing) and the Coartem brand (included in Other). The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See Note 3 for additional information.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	4 052	3 770	7 822

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 530	2 611	6 141

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 183	1 041	3 224

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 678	1 355	3 033

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 181	1 035	2 216

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	848	1 210	2 058

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)		1 936	1 936

Tasigna	Oncology	Chronic myeloid leukemia (CML)	848	823	1 671

Xolair [1]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)		1 643	1 643

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	798	711	1 509

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	1 157	235	1 392

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	805	474	1 279

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	435	779	1 214

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 044	1 044

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	385	369	754

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	513	211	724

Exforge Group	Established brands	Hypertension	8	695	703

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	436	253	689

Galvus Group	Established brands	Type 2 diabetes (RMS)		602	602

Diovan Group	Established brands	Hypertension	28	562	590

Top 20 brands total			18 885	21 359	40 244

Rest of portfolio			2 261	7 812	10 073

Total net sales from continuing operations			21 146	29 171	50 317

[1] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations of the top 20 brands in 2023
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 067	2 968	6 035

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 636	2 344	4 980

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 205	1 064	2 269

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 528	643	2 171

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 032	1 048	2 080

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	791	1 131	1 922

Tasigna	Oncology	Chronic myeloid leukemia (CML)	884	964	1 848

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 720	1 720

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 475	1 475

Xolair [1]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 463	1 463

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	686	669	1 355

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	829	485	1 314

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	372	842	1 214

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	921	59	980

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	359	566	925

Exforge Group	Established brands	Hypertension	13	700	713

Galvus Group	Established brands	Type 2 diabetes		692	692

Diovan Group	Established brands	Hypertension	52	561	613

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	427	178	605

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	150	411	561

Top 20 products total			14 952	19 983	34 935

Rest of portfolio			3 007	7 498	10 505

Total net sales from continuing operations			17 959	27 481	45 440

[1] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations of the top 20 brands in 2022
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA)	2 770	2 018	4 788

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	2 354	2 290	4 644

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 083	1 005	2 088

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	1 153	860	2 013

Tasigna	Oncology	Chronic myeloid leukemia (CML)	877	1 046	1 923

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 874	1 874

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	678	1 092	1 770

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 561	1 561

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	434	936	1 370

Xolair [1]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 365	1 365

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	800	438	1 238

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	472	759	1 231

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD gout)	570	563	1 133

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	921	171	1 092

Galvus Group	Established brands	Type 2 diabetes		859	859

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	205	540	745

Exforge Group	Established brands	Hypertension	14	729	743

Diovan Group	Established brands	Hypertension	55	597	652

Kymriah	Oncology	r/r pediatric and young adults acute lymphoblastic leukemia (ALL), diffuse large B-cell lymphoma (DLBCL) follicular lymphoma (FL)	196	340	536

Afinitor/Votubia	Established brands	Breast cancer/ tuberous sclerosis complex (TSC)	171	341	512

Top 20 products total			12 753	19 384	32 137

Rest of portfolio [2]			3 182	6 887	10 069

Total net sales from continuing operations			15 935	26 271	42 206

[1] Net sales from continuing operations reflect Xolair sales for all indications.
[2] Effective January 1, 2023, the discontinued operations Sandoz business bio-technology manufacturing services to other companies’ activities and the Coartem brand were transferred to the Novartis continuing operations. The financial information of the Novartis continuing operations and discontinued operations were adapted accordingly in 2022, in compliance with IFRS Accounting Standards. See Note 3 for additional information.

Other revenues
(USD millions)	2024	2023	2022

Profit-sharing income	1 063	941	921

Royalty income	37	87	35

Milestone income	28	45	145

Other [1]	277	147	154

Total other revenues	1 405	1 220	1 255

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties from continuing operations
5. Interest expense and other financial income and expense
Interest expense
(USD millions)	2024	2023	2022

Interest expense	-871	-730	-642

Interest expense on lease liabilities	-72	-62	-57

Expense arising from discounting long-term liabilities	-68	-66	-103

Capitalized borrowing costs	5	3	2

Total interest expense from continuing operations	-1 006	-855	-800

Other financial income and expense
(USD millions)	2024	2023	2022

Interest income	568	627	377

Other financial income [1]	92	21	19

Monetary loss from hyperinflation accounting	-231	-194	-137

Financial expense	-31	-18	-33

Currency result, net	-258	-214	-184

Total other financial income and expense from continuing operations	140	222	42

[1] 2024 includes USD 78 million realized gain on commodities.
6. Income taxes
Income before taxes
(USD millions)	2024	2023	2022

Switzerland	10 098	9 719	5 751

Foreign [1]	3 542	-596	1 426

Income before taxes from continuing operations	13 640	9 123	7 177

[1] The 2023 foreign income before taxes from continuing operations was impacted by impairment charges on intangible assets other than goodwill.
Current and deferred income tax expense
The significant components of the provision for income taxes from continuing operations are as follows:
(USD millions)	2024	2023	2022

Switzerland	-897	-1 136	-598

Foreign	-1 486	-1 290	-1 155

Current income tax expense	-2 383	-2 426	-1 753

Switzerland	-245	355	-131

Foreign	927	1 520	756

Deferred tax income	682	1 875	625

Income tax expense from continuing operations	-1 701	-551	-1 128

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
The main elements contributing to the difference between the Company’s overall applicable tax rate and the effective tax rate are shown in the following table:
(As a percentage)	2024	2023	2022

Applicable tax rate	12.3	15.0	15.3

Effect of disallowed expenditures	1.6	1.4	2.6

Effect of income taxed at reduced rates	-0.2	-0.6	-0.4

Effect of income not subject to tax	-0.1	-2.5	-0.1

Effect of tax credits and allowances	-3.2	-3.9	-4.1

Effect of release of contingent consideration liability	0.0	-0.3	-0.5

Effect of tax rate change on current and deferred tax assets and liabilities	0.3	-1.6	0.0

Effect of derecognition and reversals of derecognition of deferred tax assets	1.4	0.9	1.3

Effect of write-down of investments in subsidiaries	-1.2	-3.0	0.0

Effect of prior-year items	-0.6	0.0	-0.3

Effect of changes in uncertain tax positions	-1.8	0.1	1.7

Effect of other items [1]	4.0	0.5	0.2

Effective tax rate from continuing operations	12.5	6.0	15.7

[1] 2024 includes the effect of tax charges related to the expansion of products in the Swiss Patent Box regime (+1.0%) and the effect of a non-deductible impairment of goodwill (+1.7%)
The effective tax rate of Novartis fluctuates primarily as a result of, among other factors, changes in pre-tax income between countries with varying statutory tax rates and the effects of disallowed expenditures, income not subject to tax, tax credits and allowances, tax rate changes on current and deferred tax assets and liabilities, write-down of investments in subsidiaries, and changes in uncertain tax positions. The table above provides the details of the significant items that impact the comparability of the effective tax rate between years.
In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two). Novartis is within the scope of the OECD Pillar Two model rules. A number of governments in countries in which Novartis operates are in the process of enacting or have enacted tax legislation to comply with Pillar Two.
In December 2023, Switzerland partially implemented Pillar Two, whereby effective from January 1, 2024, a 15% minimum taxation is assessed on Pillar Two qualifying profits earned by companies domiciled in Switzerland (Qualified Domestic Minimum Top-Up Tax). This Qualified Domestic Minimum Top-Up Tax (QDMTT) does not apply to the Pillar Two qualifying profits earned by a company’s affiliates domiciled in tax jurisdictions outside of Switzerland. The QDMTT legislation in Switzerland had no material impact to our current income tax expense in 2024.
On September 4, 2024, Switzerland enacted the Income Inclusion Rule (IIR) effective January 1, 2025, which complements the QDMTT. This IIR imposes a 15% minimum top-up tax on the profits of foreign subsidiaries of Swiss-based multinational companies. Novartis estimates that the IIR will have no material impact to our consolidated financial position, income statement and cash flows.
The Pillar Two tax legislation enacted in 2024 and 2023 in Switzerland and other countries in which we operate had no material impact to the Company’s results of operations, financial condition and cash flows in 2024 and 2023.
For disclosures on income taxes paid in 2024, 2023 and 2022, see Note 23.2.

7. Earnings per share
	2024	2023	2022

Net income attributable to shareholders of Novartis AG (USD millions)

- Continuing operations	11 941	8 568	6 049

- Discontinued operations		6 282	906

Net income attributable to shareholders of Novartis AG (USD millions)	11 941	14 850	6 955

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	2 018	2 077	2 181

Adjustment for vesting of restricted shares, restricted share units and dilutive shares from options	17	15	16

Weighted average number of shares in diluted earnings per share	2 035	2 092	2 197

Basic earnings per share (USD)
- Continuing operations	5.92	4.13	2.77

- Discontinued operations		3.02	0.42

Total basic earnings per share (USD)	5.92	7.15	3.19

Diluted earnings per share (USD)
- Continuing operations	5.87	4.10	2.76

- Discontinued operations		3.00	0.41

Total diluted earnings per share (USD)	5.87	7.10	3.17

Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Company and held as treasury shares.
For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of dilutive restricted shares (RSs), restricted share units (RSUs) and performance share units (PSUs), and in 2022 also the conversion of potentially dilutive shares arising from options on Novartis shares under employee compensation plans that have been issued. In January 2023, all outstanding options under these plans expired. As a result, there were no options on Novartis shares issued or outstanding at December 31, 2024 and 2023.
No RSs, RSUs or PSUs in 2024, 2023 and 2022, and no options in 2022 were excluded from the calculation of diluted EPS, as all were dilutive.
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

(USD millions)	Note	Fair value adjustments on financial instruments	Actuarial gains/(losses) from defined benefit plans	Hedging reserves	Cumulative currency translation effects	Total value adjustments attributable to Novartis AG shareholders	Non- controlling interest	Total value adjustments

Value adjustments at December 31, 2021		188	-3 968		-407	-4 187	-33	-4 220

Fair value adjustments on equity securities, net of taxes of USD 81 million [1]		-382				-382		-382

Net investment hedge, net of taxes of USD -30 million					91	91		91

Defined benefit plans, net of taxes of USD -104 million			-104			-104	1	-103

Currency translation effects, net of taxes of USD 18 million	8.1				-444	-444	-6	-450

Value adjustments recognized through other comprehensive income in 2022		-382	-104		-353	-839	-5	-844

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of nil		-4				-4		-4

Value adjustments related to divestments, net of taxes of USD -4 million			34			34		34

Value adjustments recognized through equity in 2022		-4	34			30		30

Value adjustments at December 31, 2022		-198	-4 038		-760	-4 996	-38	-5 034

Fair value adjustments on equity securities, net of taxes of USD -6 million [1]		37				37		37

Net investment hedge, net of taxes of USD 19 million					-50	-50		-50

Defined benefit plans, net of taxes of USD 16 million			-160			-160		-160

Currency translation effects, net of taxes of USD -6 million	8.1				1 373	1 373	2	1 375

Value adjustments recognized through other comprehensive income in 2023		37	-160		1 323	1 200	2	1 202

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD -7 million		1				1		1

Value adjustments related to divestments, net of taxes of USD -4 million		2	27			29		29

Value adjustments recognized through equity in 2023		3	27			30		30

Value adjustments at December 31, 2023		-158	-4 171		563	-3 766	-36	-3 802

Fair value adjustments on equity securities, net of taxes of USD -8 million [1]		64				64		64

Cash flow hedge – losses recognized in other comprehensive income, net of taxes of USD 3 million [2]				-24		-24		-24

Net investment hedge, net of taxes of USD -30 million					91	91		91

Defined benefit plans, net of taxes of USD -343 million			2 024			2 024		2 024

Currency translation effects, net of taxes of USD 6 million	8.1				-1 563	-1 563	-3	-1 566

Value adjustments recognized through other comprehensive income in 2024		64	2 024	-24	-1 472	592	-3	589

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD 8 million		-81				-81		-81

Value adjustments recognized through equity in 2024		-81				-81		-81

Value adjustments at December 31, 2024		-175	-2 147	-24	-909	-3 255	-39	-3 294

[1] Includes fair value adjustments on equity securities designated as financial assets valued at fair value through other comprehensive income with no subsequent recycling into the consolidated income statement

[2] Includes USD 1 million that was recycled through the income statement as the hedged item has affected interest expense.

8.1) In 2024, net cumulative currency translation losses of USD 5 million were recycled through the income statement as a result of the divestment of subsidiaries.
In 2023, net cumulative currency translation gains of USD 358 million were recycled through the income statement, consisting of USD 357 million as a result of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders (see Note 2), and of USD 1 million as a result of the divestment of subsidiaries.
In 2022, net cumulative currency translation gains of USD 13 million were recycled through the income statement as a result of the divestment of subsidiaries.
9. Property, plant and equipment
The following table summarizes the movements of property, plant and equipment during 2024:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

At January 1, 2024

Cost	403	10 147	1 213	9 630	21 393

Accumulated depreciation and impairment	-5	-5 251	-7	-6 616	-11 879

Net book value	398	4 896	1 206	3 014	9 514

At January 1, 2024	398	4 896	1 206	3 014	9 514

Impact of acquisitions of businesses		6		14	20

Reclassifications	1	136	-569	432

Additions	0	73	1 082	229	1 384

Disposals and derecognitions	-4	-35	-19	-58	-116

Depreciation charge		-327		-558	-885

Impairment charge	-5	-13	-3	-27	-48

Reversal of impairment charge				1	1

Currency translation effects	-19	-194	-94	-105	-412

At December 31, 2024	371	4 542	1 603	2 942	9 458

At December 31, 2024

Cost	376	9 526	1 610	9 046	20 558

Accumulated depreciation and impairment	-5	-4 984	-7	-6 104	-11 100

Net book value	371	4 542	1 603	2 942	9 458

Commitments for purchases of property, plant and equipment [1]					770

Capitalized borrowing costs					5

[1] The estimated timing of the commitments for purchase of property, plant and equipment are as follows: 2025: USD 624 million, 2026: USD 115 million, 2027: USD 29 million, 2028: USD 2 million, 2029 and thereafter nil.

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

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 29 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

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
The following table shows the property, plant and equipment depreciation charge, impairment charge and reversals of impairment charge for continuing operations for the years ended December 31, 2024, 2023 and 20221:
(USD millions)	2024	2023	2022

Depreciation charge	-885	-916	-967

Impairment charge	-48	-106	-411

Impairment reversals	1	16	4

[1] Note 29 provides disclosure of discontinued operations depreciation charge, impairment charge and reversals of impairment charge.

10. Right-of-use assets and lease liabilities
The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for leases with a term of 12 months or less (short-term leases) and low-value leases. For these short-term and low-value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease. The Company allocates the consideration in the lease contract to the lease and non-lease components on the basis of the relative standalone price of each component.
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
The following table summarizes the movements of the right-of-use assets:
(USD millions)	2024	2023

Right-of-use assets at January 1	1 410	1 431

Costs and accumulated depreciation/impairments on assets related to discontinued operations [1]		-117

Impact of acquisitions and divestments of businesses, net	42	16

Additions	304	421

Depreciation charge	-257	-259

Impairment reversal/(charge)	1	-4

Lease contract terminations [2]	-36	-93

Currency translation effects	-49	15

Total right-of-use assets at December 31	1 415	1 410

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 29 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

[2] Lease contract terminations also includes modifications to existing leases that result in reductions to the right-of-use assets, and reductions due to sub-leasing.
The following table shows the right-of-use assets carrying value at December 31, 2024 and 2023, and the continuing operations depreciation charge for years 2024, 2023 and 2022, by underlying class of asset1:
(USD millions)	December 31, 2024 carrying value	December 31, 2023 carrying value	Depreciation charge 2024	Depreciation charge 2023	Depreciation charge 2022

Land	472	483	11	12	16

Buildings	752	749	153	156	162

Vehicles	133	112	80	80	82

Machinery and equipment, and other assets	58	66	13	11	7

Total right-of-use assets	1 415	1 410	257	259	267

[1] Note 29 provides disclosure of discontinued operations depreciation charge.

The following table shows the lease liabilities by maturity at December 31, 2024 and 2023:
(USD millions)	Lease liabilities 2024	Lease liabilities undiscounted 2024	Interests for discounting lease liabilities 2024	Lease liabilities 2023	Lease liabilities undiscounted 2023	Interests for discounting lease liabilities 2023

Less than one year	235	291	56	230	284	54

Between one and two years	203	252	49	203	248	45

Between two and three years	168	209	41	170	211	41

Between three and four years	117	153	36	149	184	35

Between four and five years	86	116	30	113	142	29

After five years	994	2 178	1 184	963	2 173	1 210

Total lease liabilities	1 803	3 199	1 396	1 828	3 242	1 414

Less current portion of lease liabilities	-235	-291	-56	-230	-284	-54

Non-current portion of lease liabilities	1 568	2 908		1 598	2 958

Commitments for leases not yet commenced [1]		123			89

[1] The 2024 estimated timing of the commitments for leases not yet commenced are as follows: 2025 USD 57 million, 2026 USD 15 million, 2027 USD 4 million, 2028 USD 4 million, 2029 USD 4 million and thereafter USD 39 million.

At December 31, 2024, and December 31, 2023, there were no material future cash outflows, including extension options, excluded from the measurement of lease liabilities. The Company’s most material lease with a lease term extension, representing a lease liability value of USD 0.7 billion (2023: USD 0.7 billion), has a determined lease term end date of 2071 (2023: 2071). Non-enforceable extension options of up to 10 years have not been included within the measurement of this lease liability, and do not have a material impact to the carrying value of the lease for either 2024 or 2023. Should the landlord agree to a lease extension, rent will be referenced to the market rates as at the commencement of the extension period.
In 2024, the Company completed two (2023: two, 2022: three) sale and leaseback transactions for certain property, plant and equipment as part of the Company’s facilities strategy. The transactions resulted in net cash inflows of USD 9 million (2023: USD 273 million, 2022: USD 49 million) and the recognition of USD 14 million of lease liabilities (2023: USD 146 million, 2022: USD 23 million), and USD 2 million of right-of-use assets (2023: USD 109 million, 2022: USD 13 million). The right-of-use assets value reflects the proportion of the property, plant and equipment retained. Extension options have been included where management believe that such options will be exercised. The liabilities reflect the net present value of future lease payments. The net loss on the sale and leaseback transactions amounted to USD 10 million (2023: net gain USD 18 million, 2022: net gain USD 17 million).
The following table provides additional disclosures related to continuing operations right-of-use assets and lease liabilities for 2024, 2023 and 2022:
(USD millions)	2024	2023	2022

Interest expense on lease liabilities [1]	72	62	57

Expense on short-term leases	7	5	3

Expense on low-value leases	5	6	6

Total cash outflows for leases	336	321	319

Thereof:

Cash outflows for short-term leases and low-value leases [2]	12	11	9

Payments of interest [3]	62	52	48

Payments of lease liabilities [4]	262	258	262

[1] The weighted average interest rate is 4.0% (2023: 3.5%, 2022: 3.3%). Interest on lease liabilities as at December 31, 2024, is estimated to be USD 56 million for 2025 and USD 1.3 billion thereafter.
[2] Cash flows from short-term and low-value leases are included within total net cash flows from operating activities. The portfolio of short-term leases to which the Company is committed to at December 31, 2024, 2023 and 2022, is similar to the portfolio of short-term leases the Company entered into during 2024, 2023 and 2022.

[3] Included within total net cash flows from operating activities
[4] Reported as cash outflows in financing activities net of lease incentives received, if any.
The net investment held and income from subleasing right-of-use assets, as well as income from leasing Novartis property, plant and equipment to third parties were not significant for 2024, 2023, or 2022.

11. Goodwill and intangible assets other than goodwill
Novartis has the following classes of available for use intangible assets other than goodwill: Currently marketed products and Other intangible assets.
Currently marketed products represent the composite value of acquired intellectual property (IP), patents, distribution rights and product trade names.
Other intangible assets include acquired scientific infrastructure, customer out-licensing contracts, and technologies and capitalized internally developed and acquired computer software.
The following table summarizes the movements of goodwill and intangible assets other than goodwill in 2024:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Currently marketed products	Other intangible assets	Total

At January 1, 2024

Cost	23 391	7 822	46 909	3 588	58 319

Accumulated amortization and impairment	-50	-2 493	-26 892	-2 055	-31 440

Net book value	23 341	5 329	20 017	1 533	26 879

At January 1, 2024	23 341	5 329	20 017	1 533	26 879

Impact of acquisitions of businesses	2 701	1 424		1 156	2 580

Additions [1]		1 116	263	764	2 143

Disposals and derecognitions [2]			-91	-4	-95

Amortization charge			-2 964	-493	-3 457

Impairment charge	-910	-471		-52	-523

Reversal of impairment charge			9		9

Currency translation effects	-376	-176	-322	-123	-621

At December 31, 2024	24 756	7 222	16 912	2 781	26 915

At December 31, 2024

Cost	25 665	9 621	45 462	5 123	60 206

Accumulated amortization and impairment	-909	-2 399	-28 550	-2 342	-33 291

Net book value	24 756	7 222	16 912	2 781	26 915

[1] Additions to currently marketed products include USD 0.1 billion of capitalized development costs.
[2] Derecognition of assets that are no longer being used or developed and are not considered to have a significant disposal value or other alternative use.

The following table summarizes the movements of goodwill and intangible assets other than goodwill in 2023:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Currently marketed products	Other intangible assets	Total

At January 1, 2023

Cost	29 596	7 092	58 249	4 343	69 684

Accumulated amortization and impairment	-295	-2 671	-32 736	-2 633	-38 040

Net book value	29 301	4 421	25 513	1 710	31 644

At January 1, 2023	29 301	4 421	25 513	1 710	31 644

Costs and accumulated amortization/impairments on assets related to discontinued operations [1]	-7 445	-235	-1 026	-199	-1 460

Impact of acquisitions of businesses	1 094	2 931		15	2 946

Reclassifications		-235	23	212

Additions [2]		770	290	516	1 576

Disposals and derecognitions [3]			-1 842	-3	-1 845

Amortization charge			-3 319	-641	-3 960

Impairment charge		-2 544	-310	-194	-3 048

Currency translation effects	391	221	688	117	1 026

At December 31, 2023	23 341	5 329	20 017	1 533	26 879

At December 31, 2023

Cost	23 391	7 822	46 909	3 588	58 319

Accumulated amortization and impairment	-50	-2 493	-26 892	-2 055	-31 440

Net book value	23 341	5 329	20 017	1 533	26 879

[1] Represents the cost of assets and accumulated depreciation/impairments at January 1, 2023, related to the Sandoz business reported as discontinued operations, and the net transfers between discontinued and continuing operations from January 1, 2023 to October 3, 2023. Note 29 provides disclosure of discontinued operations additions, depreciation charge, impairment charge and reversals of impairment change.

[2] Additions to currently marketed products include USD 0.1 billion of capitalized development costs.
[3] Derecognition of assets that are no longer being used or developed and are not considered to have a significant disposal value or other alternative use. Disposals include the divested currently marketed product Xiidra.

As at December 31, 2024, the most significant intangible assets within the Currently marketed products category are Leqvio (acquisition of The Medicines Company) and Zolgensma (acquisition of Avexis Inc.). As at December 31, 2024, the carrying value and remaining amortization period for Leqvio is USD 6.3 billion and 11 years, respectively (2023: USD 6.8 billion and 12 years, respectively), and for Zolgensma USD 4.5 billion and 6 years, respectively (2023: USD 5.2 billion and 7 years, respectively).
The estimated useful life of Currently marketed products ranges from 5 to 20 years and amortization charges, impairments and impairment reversals are recognized in the consolidated income statement on the line “Cost of goods sold.”
The estimated useful lives of Other intangible assets ranges from 3 to 15 years and amortization charges, impairments and impairment reversals are recognized in the consolidated income statement on the lines “Cost of goods sold,” “Selling, general and administration,” “Research and development” or “Other expense,” or for impairment reversals “Other income,” depending on the nature and use of the other intangible asset.
Impairment charges for IPR&D are recorded in the consolidated income statement line “Research and development.”
The Company has no indefinite useful life intangible asset other than goodwill.
The Company’s cash-generating unit to which goodwill is allocated, as at December 31, 2024 and 2023, is at the level of the single global operating segment, which is comprised of a group of smaller cash-generating units. The valuation method of the recoverable amount of the operating segment to which goodwill is allocated is based on the fair value less costs of disposal. Any impairment charges are recorded under “Other expense” in the consolidated income statement.
The following assumptions were used in the goodwill impairment testing calculation:
(As a percentage)

Terminal growth rate	1.3

Discount rate (post-tax)	7.0

The discount rates consider the Company’s weighted average cost of capital, adjusted to approximate the weighted average cost of capital of a comparable market participant.
The fair value less costs of disposal for the cash-generating unit containing goodwill, is reviewed for the impact of reasonably possible changes in key assumptions. In particular, we considered an increase in the discount rate, a decrease in the terminal growth rate, and certain negative impacts on the forecasted cash flows. These reasonably possible changes in key assumptions did not indicate an impairment.
“Note 1. Accounting policies—Goodwill and intangible assets other than goodwill” provides additional disclosures on how the Company performs goodwill and intangible asset impairment testing.

The following table shows the intangible asset amortization charge, impairment charge and reversal of impairment charge for continuing operations for the years ended December 31, 2024, 2023 and 20221:
(USD millions)	2024	2023	2022

Amortization charge	-3 457	-3 960	-3 760

Impairment charge [2]	-1 433	-3 048	-1 301

Reversal of impairment charge	9

[1] Note 29 provides disclosure of discontinued operations amortization charge and impairment charge.
[2] 2024 impairment charge included the write-down of IPR&D on the cessation of clinical research and clinical development programs and a USD 0.9 billion impairment of goodwill attributable to the MorphoSys business acquired. See Note 2 - Acquisition of MorphoSys AG for additional information.

     2023 impairment charge included the write-down of IPR&D on the cessation of clinical development programs, including PPY988 (USD 1.0 billion), which was acquired with the 2022 acquisition of Gyroscope Therapeutics Holdings plc (see Note 2), VDT482 (USD 0.4 billion), and MBG453 (USD 0.3 billion), and the clinical research program NIZ985 (USD 0.3 billion); as well as the write-down of a currently marketed product by USD 0.3 billion to reflect the reduction in its recoverable amount.

2022 intangible asset impairment charge included the write-down of IPR&D on the cessation of clinical development programs, including UNR844 (USD 0.6 billion).

12. Deferred tax assets and liabilities
(USD millions)	Property, plant and equipment	Intangible assets	Pensions and other benefit obligations of employees	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2024	117	2 188	764	2 200	713	2 206	8 188

Gross deferred tax liabilities at January 1, 2024	-310	-4 228	-420	-77		-1 092	-6 127

Net deferred tax balance at January 1, 2024	-193	-2 040	344	2 123	713	1 114	2 061

At January 1, 2024	-193	-2 040	344	2 123	713	1 114	2 061

Credited/(charged) to income	-23	615	9	272	-189	-2	682

Charged to equity					-105	20	-85

Credited/(charged) to other comprehensive income			-343			-9	-352

Impact of acquisitions of businesses	-2	-479			263	-116	-334

Other movements	14	-11	-2	-2	-23	-8	-32

Net deferred tax balance at December 31, 2024	-204	-1 915	8	2 393	659	999	1 940

Gross deferred tax assets at December 31, 2024	130	2 591	688	2 464	659	2 344	8 876

Gross deferred tax liabilities at December 31, 2024	-334	-4 506	-680	-71		-1 345	-6 936

Net deferred tax balance at December 31, 2024	-204	-1 915	8	2 393	659	999	1 940

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							4 517

Deferred tax assets at December 31, 2024							4 359

Deferred tax liabilities at December 31, 2024							-2 419

Net deferred tax balance at December 31, 2024							1 940

Gross deferred tax assets at January 1, 2023	158	1 726	739	2 214	425	2 789	8 051

Gross deferred tax liabilities at January 1, 2023	-343	-4 785	-420	-138		-1 312	-6 998

Net deferred tax balance at January 1, 2023	-185	-3 059	319	2 076	425	1 477	1 053

At January 1, 2023	-185	-3 059	319	2 076	425	1 477	1 053

Net deferred tax balance related to discontinued operations [1]	60	120	-36	-311	-13	-233	-413

Credited/(charged) to income	-13	1 344	32	386	173	-47	1 875

Credited/(charged) to other comprehensive income	-3		16			-34	-21

Impact of acquisitions of businesses	-2	-530			111	-19	-440

Other movements	-50	85	13	-28	17	-30	7

Net deferred tax balance at December 31, 2023	-193	-2 040	344	2 123	713	1 114	2 061

Gross deferred tax assets at December 31, 2023	117	2 188	764	2 200	713	2 206	8 188

Gross deferred tax liabilities at December 31, 2023	-310	-4 228	-420	-77		-1 092	-6 127

Net deferred tax balance at December 31, 2023	-193	-2 040	344	2 123	713	1 114	2 061

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							3 879

Deferred tax assets at December 31, 2023							4 309

Deferred tax liabilities at December 31, 2023							-2 248

Net deferred tax balance at December 31, 2023							2 061

[1] Represents the net deferred tax balance at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

Deferred tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the remittance of earnings of foreign subsidiaries, insofar as the Company has the ability to control any future reversal and the unremitted earnings are retained in the foreign subsidiaries for reinvestment. The total unremitted earnings retained for reinvestment in the Company’s foreign subsidiaries that would be subject to withholding tax or other taxes if remitted to the Company were estimated to be approximately USD 39 billion in 2024 (2023: USD 34 billion).
The gross value of tax-loss carry-forwards that have or have not been recognized as deferred tax assets, with their expiry dates, is as follows:
(USD millions)	Unrecognized	Recognized	2024 total

One year	19	3	22

Two years	59	88	147

Three years	24	26	50

Four years [1]	2 337	399	2 736

Five years	97	1 136	1 233

More than five years [1]	4 205	2 456	6 661

Not subject to expiry	783	1 103	1 886

Total	7 524	5 211	12 735

[1] Unrecognized losses expiring in four years include USD 2.3 billion attributable to US state capital loss carry-forwards, and those expiring in more than five years include USD 4.0 billion attributable to US state tax loss carry-forwards.

(USD millions)	Unrecognized	Recognized	2023 total

One year	23	44	67

Two years	12	15	27

Three years	67	79	146

Four years	22	569	591

Five years [1]	1 569	580	2 149

More than five years [1]	2 891	2 975	5 866

Not subject to expiry	687	2 258	2 945

Total	5 271	6 520	11 791

[1] Unrecognized losses expiring in five years include USD 1.5 billion attributable to US state capital loss carry-forwards, and those expiring in more than five years include USD 2.8 billion attributable to US state tax loss carry-forwards.

(USD millions)	2024	2023	2022

Tax losses carried forward that expired	24	8	6

Deferred tax assets related to carry-forwards of tax losses and tax credits of relevant Company entities are recognized to the extent that it is considered probable that future taxable profits will be available in the respective tax jurisdictions against which such losses and credits can be utilized.
13. Financial and other non-current assets
Financial assets
(USD millions)	2024	2023

Equity securities	746	1 403

Debt securities	53	29

Fund investments	210	190

Total financial investments	1 009	1 622

Long-term receivables from finance subleases	54	104

Other long-term receivables	179	214

Contingent consideration receivables [1]	671	553

Long-term loans, advances and security deposits	102	114

Total financial assets	2 015	2 607

[1] Note 28 provides additional disclosures related to contingent consideration.
Other non-current assets
(USD millions)	2024	2023

Deferred compensation plans	479	439

Prepaid post-employment benefit plans [1]	2 604	545

Other non-current assets	422	215

Total other non-current assets	3 505	1 199

[1] Note 24 provides additional disclosures related to post-employment benefits.

14. Inventories
(USD millions)	2024	2023

Raw material, consumables	843	963

Work in progress	3 448	3 502

Finished products	1 432	1 448

Total inventories	5 723	5 913

The following table shows the amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements from continuing operations:
(USD billions)	2024	2023	2022

Cost of goods sold	-6.3	-5.8	-5.2

The following table shows the recognized amount of inventory provision and reversals of inventory provision recorded in the consolidated income statements from continuing operations:
(USD millions)	2024	2023	2022

Inventory provisions	-526	-467	-373

Reversals of inventory provisions	156	111	121

The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.
15. Trade receivables
(USD millions)	2024	2023

Total gross trade receivables	7 481	7 158

Provisions for doubtful trade receivables	-58	-51

Total trade receivables	7 423	7 107

The following table shows the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers, as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2024	2023

Not overdue	7 138	6 791

Past due for not more than one month	134	146

Past due for more than one month but less than three months	95	66

Past due for more than three months but less than six months	37	64

Past due for more than six months but less than one year	24	38

Past due for more than one year	53	53

Provisions for doubtful trade receivables	-58	-51

Total trade receivables	7 423	7 107

Trade receivable balances represent amounts due from our customers, which are mainly drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. In particular, we monitor the level of trade receivables in countries deemed to have an elevated credit risk. We consider macroeconomic environment, historical experience, country and political risk, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments in risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these elevated credit risk countries have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect these trade receivables, and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. At December 31, 2024, amounts past due for more than one year are not significant in elevated credit risk countries.
Total trade receivables are denominated in the following major currencies:
(USD millions)	2024	2023

US dollar (USD)	3 698	3 520

Euro (EUR)	1 144	1 138

Japanese yen (JPY)	470	288

Russian ruble (RUB)	212	240

British pound (GBP)	191	146

Chinese yuan (CNY)	172	231

Brazilian real (BRL)	130	130

Australian dollar (AUD)	96	96

Swiss franc (CHF)	54	84

Canadian dollar (CAD)	50	75

Other currencies	1 206	1 159

Total trade receivables	7 423	7 107

16. Marketable securities, commodities, time deposits, derivative financial instruments, and cash and cash equivalents
Marketable securities, commodities, time deposits and derivative financial instruments
(USD millions)	2024	2023

Commodities		111

Time deposits and short-term investments with original maturity more than 90 days	1 892	569

Derivative financial instruments	106	355

Total marketable securities, commodities, time deposits and derivative financial instruments	1 998	1 035

The vast majority of time deposits and short-term investments with an original maturity of more than 90 days was denominated in USD as at December 31, 2024, and 2023.
Cash and cash equivalents
(USD millions)	2024	2023

Current accounts	2 585	3 207

Time deposits and short-term investments with original maturity less than 90 days	8 874	10 186

Total cash and cash equivalents	11 459	13 393

17. Other current assets
(USD millions)	2024	2023

VAT receivable	478	462

Withholding tax recoverable	57	64

Prepaid expenses	985	764

Contingent consideration receivable [1]	120	65

Other receivables and current assets	1 328	1 252

Total other current assets	2 968	2 607

[1] Note 28 provides additional disclosures related to contingent consideration.

18. Equity
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2022	Movement in year	Dec 31, 2022	Movement in year	Dec 31, 2023	Movement in year	Dec 31, 2024

Share capital [1]	901	-11	890	-65	825	-32	793

Treasury shares	-48	-44	-92	51	-41	-12	-53

Outstanding share capital	853	-55	798	-14	784	-44	740

 1  At December 31, 2024 and 2023, the Novartis AG share capital consists of registered shares with a nominal value of CHF 0.49 each. Prior to the 2023 capital decrease (see Note 18.6), Novartis AG share capital at December 31, 2022 consisted of registered shares with a nominal value of CHF 0.50 each. No authorized and conditional capital exists.

The following table shows the movement in shares:
		2024			2023			2022

Number of outstanding shares (in millions)	Note	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares

Balance at beginning of year		2 277.5	-233.5	2 044.0	2 403.7	-284.1	2 119.6	2 434.4	-199.5	2 234.9

Shares canceled for capital reduction [2]		-87.5	87.5		-126.2	126.2		-30.7	30.7

Shares acquired to be canceled [3]			-77.5	-77.5		-87.5	-87.5		-126.2	-126.2

Other share purchases [4]			-1.2	-1.2		-1.6	-1.6		-1.4	-1.4

Exercise of options and employee transactions [5]	18.8					2.8	2.8		1.9	1.9

Equity-based compensation plans [5]			9.7	9.7		10.4	10.4		10.4	10.4

Shares delivered to Alcon employees									0.0	0.0

Shares delivered to Sandoz employees			0.1	0.1		0.3	0.3

Total movements		-87.5	18.6	-68.9	-126.2	50.6	-75.6	-30.7	-84.6	-115.3

Balance at end of year		2 190.0	-214.9	1 975.1	2 277.5	-233.5	2 044.0	2 403.7	-284.1	2 119.6

[1] Approximately 86.0 million treasury shares (2023: 93.8 million; 2022: 99.0 million) are held in Novartis entities that restrict their availability for use.
[2] Novartis reduced its share capital by canceling shares that were repurchased on the SIX Swiss Exchange second trading line during previous years.
[3] Shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2021 Annual General Meeting (AGM), the additional CHF 10 billion authority approved at the 2022 AGM and the additional CHF 10 billion authority approved at the 2023 AGM. Since March 20, 2024, the share repurchases are executed under the authority approved at the 2023 AGM as all earlier authorizations are fully exhausted.

[4] Shares acquired from employees, which were previously granted to them under the respective equity-based compensation plans
[5] Shares delivered as a result of options being exercised and physical share deliveries related to equity-based compensation plans
18.1) The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
	2024	2023	2022

Dividend per share (in CHF)	3.30	3.20	3.10

Total dividend payment (in USD billion)	7.6	7.3	7.5

18.2) Treasury shares are initially recorded at fair value on their trade date, which is different from the settlement date, when the transaction is ultimately effected. Treasury shares are deducted from consolidated equity at their nominal per share value. Differences between the nominal amount and the transaction price on purchases or sales of treasury shares with third parties, or the value of services received for the shares allocated to employees as part of share-based compensation arrangements, are recorded in “Retained earnings” in the consolidated statement of changes in equity.

The following table summarizes the treasury shares movements:
		2024		2023		2022

	Note	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m

Shares acquired to be canceled [1]		-77.5	-8 316	-87.5	-8 369	-126.2	-10 787

Other share purchases [2]		-1.2	-134	-1.6	-148	-1.4	-123

Purchase of treasury shares		-78.7	-8 450	-89.1	-8 517	-127.6	-10 910

Exercise of options and employee transactions [3]	18.8			2.8	146	1.9	88

Equity-based compensation plans [4]		9.7	1 060	10.4	904	10.4	854

Shares delivered to Alcon employees						0.0	5

Shares delivered to Sandoz employees		0.1	12	0.3	30

Total		-68.9	-7 378	-75.6	-7 437	-115.3	-9 963

[1] Shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2021 Annual General Meeting (AGM), the additional CHF 10 billion authority approved at the 2022 AGM and the additional CHF 10 billion authority approved at the 2023 AGM. Since March 20, 2024, the share repurchases are executed under the authority approved at the 2023 AGM as all earlier authorizations are fully exhausted.

[2] Shares acquired from employees, which were previously granted to them under the respective equity-based compensation plans
[3] Shares delivered as a result of options being exercised related to equity-based compensation plans and the delivery of treasury shares. The average share price of the shares delivered was significantly below market price, reflecting the strike price of the options exercised.

[4] Equity-settled share-based compensation is expensed in the consolidated income statement in accordance with the vesting period of the equity-based compensation plans. The value for the shares and options granted is credited to consolidated equity over the respective vesting period. In addition, tax benefits arising from tax-deductible amounts exceeding the expense recognized in the income statement are credited to equity.

18.3) Changes in non-controlling interests represent the impact on the non-controlling interest of transactions with minority shareholders, such as change in ownership percentage, dividend payments and other equity transactions.
18.4) Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial reporting in Hyperinflationary Economies.” See Note 28 for additional disclosures.
18.5) Transaction costs in 2023 of USD 214 million, net of tax of USD 29 million, that were directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, were recorded as a deduction from equity (retained earnings). See Note 1.
18.6) In 2023, in connection with the Distribution (spin-off) of the Sandoz business, Novartis AG shareholders approved at the EGM held on September 15, 2023, a decrease in Novartis AG share capital in the amount of CHF 22.8 million (USD 17.1 million). The capital decrease resulted in a reduction of the nominal value of the Novartis AG shares by CHF 0.01 from CHF 0.50 per share to CHF 0.49 per share.
18.7) In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023. Novartis was able to cancel this arrangement at any time but could have been subject to a 90-day waiting period. As of December 31, 2022, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2022.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases concluded in October 2024. Novartis was able to cancel this arrangement at any time but could have been subject to a 90-day waiting period. As of December 31, 2024 and 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2024 and 2023.
18.8) At December 31, 2022, the market maker held 3 million written call options, originally issued as part of the share-based compensation for employees, that have not yet been exercised. The weighted average exercise price of these options at December 31, 2022, was USD 66.07 and they had contractual lives of 10 years, with remaining lives less than one year. In the first quarter of 2023, the market maker exercised 3 million written call options and as a result there were no written call options outstanding at December 31, 2023, and December 31, 2024.

19. Non-current financial debt
(USD millions)	2024	2023

Straight bonds	24 112	20 585

Other bonds [1]	523

Total bonds	24 635	20 585

Other financial debt	87	42

Total, including current portion of non-current financial debt	24 722	20 627

Less current portion of non-current financial debt	-3 356	-2 191

Total non-current financial debt	21 366	18 436

[1] Average interest rate during the year 2024: 5.3%
All bonds are initially recorded at the amount of proceeds received, net of transaction costs. They are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated income statement over the period of the relevant bond. Financial debts, including current financial debts, contain only general default covenants. The Company is in compliance with these covenants.
The percentage of fixed-rate financial debt to total financial debt was 84% as at December 31, 2024, and 2023.
The average interest rate on total financial debt in 2024 was 3.2% (2023: 2.9%).
Note 28 contains a maturity table of the Company’s future contractual interest payments commitments.

The following table provides a breakdown of straight bonds:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	2024 (USD millions)	2023 (USD millions)

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	491	491

3.400%	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%		2 150

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 828	1 828

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	624	663

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	553	595

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	609	654

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	360	387

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 748	1 745

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 223	1 222

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	518	549

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	997	995

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	624	662

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	779	828

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	774	823

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%	1 000	999

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 248	1 247

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 496	1 495

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 217	1 216

0.000% [1]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	1 918	2 036

1.600%	CHF	650	2024	2027	Novartis AG, Basel, Switzerland	100.138%	719

1.650%	CHF	435	2024	2031	Novartis AG, Basel, Switzerland	100.148%	481

1.750%	CHF	645	2024	2034	Novartis AG, Basel, Switzerland	100.229%	714

1.850%	CHF	280	2024	2040	Novartis AG, Basel, Switzerland	100.268%	310

1.850%	CHF	190	2024	2049	Novartis AG, Basel, Switzerland	100.149%	210

3.800%	USD	1 000	2024	2029	Novartis Capital Corporation, New York, United States	99.757%	995

4.000%	USD	850	2024	2031	Novartis Capital Corporation, New York, United States	99.565%	844

4.200%	USD	1 100	2024	2034	Novartis Capital Corporation, New York, United States	99.282%	1 088

4.700%	USD	750	2024	2054	Novartis Capital Corporation, New York, United States	99.936%	744

Total straight bonds							24 112	20 585

[1] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of December 31, 2024, there is no indication that these 2025 Patient Access Targets will not be met.

The following tables provide a breakdown of total non-current financial debt, including current portion by maturity and currency:
Breakdown by maturity:
(USD millions)	2024	2023

2024		2 191

2025	3 356	3 338

2026	678	663

2027	3 645	2 906

2028	2 495	2 585

2029	1 666	654

After 2029	12 882	8 290

Total	24 722	20 627

Breakdown by currency:
(USD millions)	2024	2023

US dollar (USD)	15 495	13 388

Euro (EUR)	5 238	5 563

Swiss franc (CHF)	3 956	1 635

Others	33	41

Total	24 722	20 627

The following table shows the comparison of balance sheet carrying value and fair value of total non-current financial debt, including current portion:
(USD millions)	2024 Balance sheet	2024 Fair values	2023 Balance sheet	2023 Fair values

Straight bonds	24 112	22 504	20 585	19 194

Others	610	610	42	42

Total	24 722	23 114	20 627	19 236

The fair values of straight bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts, which are a reasonable approximation of the fair values.
20. Provisions and other non-current liabilities
(USD millions)	2024	2023

Accrued liability for employee benefits:
Defined benefit pension plans [1]	1 571	1 815

Other long-term employee benefits and deferred compensation	591	546

Other post-employment benefits [1]	311	369

Environmental remediation provisions	486	518

Provisions for product liabilities, governmental investigations and other legal matters	75	82

Contingent consideration [2]	527	389

Other non-current liabilities	514	804

Total provisions and other non-current liabilities	4 075	4 523

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

Environmental remediation provisions
The following table shows the movements in the environmental liability provisions:
(USD millions)	2024	2023	2022

January 1	538	588	616

Provisions related to discontinued operations [1]		-53

Cash payments [2]	-4	-4	-6

Releases of provisions [3]	-32	- 54	-18

Additions to provisions [4]	30	14	6

Currency translation effects	-34	47	-10

December 31	498	538	588

Less current provision	-12	-20	-53

Non-current environmental remediation provisions at December 31	486	518	535

[1] Represents the environmental remediation provision at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Cash payments from continuing operations were USD 5 million in 2022.
[3] Releases of provisions credited to the consolidated income statement from continuing operations were USD 18 million in 2022.
[4] Additions to provisions charged to the consolidated income statement from continuing operations were USD 6 million in 2022.
The significant components of the environmental remediation provisions consist of costs to sufficiently clean and refurbish contaminated sites to the extent necessary, and to continue surveillance at sites where the environmental remediation exposure is less significant.
A substantial portion of the environmental remediation provisions relate to the remediation of Basel regional landfills in the adjacent border areas in Switzerland and France. The provisions are reassessed on an annual basis and adjusted as necessary.
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
The expected timing of the related cash outflows as of December 31, 2024, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	42

Due later than two years, but within five years	203

Due later than five years, but within 10 years	184

Due after 10 years	69

Total environmental remediation provisions	498

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
Novartis has not established provisions for potential damage awards for certain additional legal claims against its subsidiaries if Novartis currently believes that a payment is either not probable or cannot be reliably estimated. These not-provisioned-for matters include individual product liability cases and certain other legal matters. Plaintiffs have alleged claims in these matters and the Company does not believe that information about the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings. This is due to a number of factors, including, but not limited to, the stage of proceedings, the entitlement of parties to appeal a decision and clarity as to theories of liability, damages and governing law. It is therefore, not practicable to provide information about the potential financial impact of these matters. In addition, in some of these matters there are claims for punitive or multiple (treble) damages, civil penalties and disgorgement of profits that in the view of Novartis are either wholly or partially unspecified, or wholly or partially unquantifiable at present. The Company believes that information about these amounts claimed by plaintiffs generally is not meaningful for purposes of determining a reliable estimate of a loss that is probable or more than remote.
A number of other legal matters are in such early stages, or the issues presented are such that the Company has not made any provisions, since it cannot currently estimate either a potential outcome or the amount of any potential losses. For these reasons, among others, the Company generally is unable to make a reliable estimate of possible loss with respect to such cases. It is therefore not practicable to provide information about the potential financial impact of those cases.
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
Note 27 contains additional information on contingent liabilities.

Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are currently a party, or were a party and that concluded in 2024.
Investigations and related litigations
Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation
In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss this complaint was granted. In December 2024, the appeals court affirmed in part but remanded in part, sending the case back to the district court for further proceedings. The claims are being vigorously contested.
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
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. The claims are being vigorously contested.
340B Drug Pricing Program litigation
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program.
In addition, in 2021 and 2023, two medical centers ﬁled Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. NPC has moved to dismiss these proceedings. Also in 2021, NPC received a civil investigative subpoena from the Office of the Attorney General of the State of Vermont (Vermont AG) requesting the production of documents and information concerning NPC’s participation in the 340B Drug Pricing Program in Vermont. NPC responded by providing documents and information to the Vermont AG in 2021 and there have been no further actions since that time.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the ﬁrst round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC ﬁled a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC has appealed to the Third Circuit.
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
Concluded legal matters
340B Drug Pricing Program litigation
In 2021, NPC received a notiﬁcation from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute, and threatened potential enforcement action. NPC subsequently sued HRSA in the USDC for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to the Office of Inspector General of the US Department of Health and Human Services, which could result in the imposition of civil monetary penalties on NPC. The court issued a decision rejecting HRSA’s interpretation of the 340B statute, vacating the violation notiﬁcation and remanding the matter to HRSA. HRSA appealed, and the US Court of Appeals for the DC Circuit heard argument on the case in 2022. In May 2024, the US Court of Appeals for the DC Circuit issued a decision rejecting HRSA’s interpretation of the 340B statute and upholding NPC’s contract pharmacy policy. HRSA did not seek review from the US Supreme Court, and the decision is now final.
Swiss and EU investigation
In September 2022, the Swiss Competition Commission (COMCO) initiated an investigation of the acquisition of certain patents by Novartis from Genentech in April 2020 and their subsequent enforcement against Eli Lilly and other parties, allegedly in an attempt to protect Cosentyx from competing products. COMCO investigated whether enforcement of the patents violated the Swiss Cartel Act. The European Commission also requested information from Novartis regarding this matter. COMCO and the EC have both formally closed their investigations with no findings and both stated that they did not find any indication of anticompetitive conduct.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2024	2023	2022

January 1	124	702	397

Provisions related to discontinued operations [1]		-97

Impact of acquisitions of businesses			4

Cash payments [2]	-102	-448	-105

Releases of provisions [3]	-12	-219	-52

Additions to provisions [4]	160	170	466

Currency translation effects	-6	16	-8

December 31	164	124	702

Less current portion	-89	-42	-548

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	75	82	154

[1] Represents the provisions for product liability, governmental investigations and other legal matters at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Cash payments from continuing operations were USD 67 million in 2022.
[3] Releases of provisions credited to the consolidated income statement from continuing operations were USD 38 million in 2022.
[4] Additions to provisions charged to the consolidated income statement from continuing operations were USD 435 million in 2022.
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

21. Current financial debt and derivative financial instruments
(USD millions)	2024	2023

Bank and other financial debt [1]	642	624

Commercial paper	4 091	3 269

Current portion of non-current financial debt	3 356	2 191

Derivative financial instruments	143	91

Total current financial debt and derivative financial instruments	8 232	6 175

[1] Weighted average interest rate during the year 2024: 20.8% (2023: 13.2%)
The carrying amounts of current financial debt, other than the current portion of non-current financial debt, approximate the estimated fair value due to the short-term nature of these instruments.
Details on commercial papers and short-term borrowings are provided under “Liquidity risk” in Note 28.
22. Provisions and other current liabilities
(USD millions)	2024	2023

Provisions for deductions from revenue	7 004	6 315

Accruals for compensation and benefits, including social security	2 181	2 330

Accruals for royalties	1 099	844

Accrued expenses for goods and services received but not invoiced	901	1 026

Accruals for taxes other than income taxes	626	516

Restructuring provisions	424	703

Contingent consideration [1]	281	14

Accrued share-based payments	262	322

Accrued interests on financial debt	169	116

Deferred income	127	98

Provisions for product liabilities, governmental investigations and other legal matters [2]	89	42

Environmental remediation provisions	12	20

Other payables	879	820

Total provisions and other current liabilities	14 054	13 166

[1] Note 28 provides additional disclosures related to contingent consideration.
[2] Note 20 provides additional disclosures related to legal provisions.
Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to historic estimates have not been material.

Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
(USD millions)	2024	2023	2022

January 1	6 315	6 732	6 481

Provisions related to discontinued operations [1]		-1 415

Effect of currency translation and business acquisitions and divestments	-197	68	-210

Payments/utilizations [2]	-19 829	-16 703	-22 261

Adjustments of prior years charged to income statement [3]	-315	-206	-322

Current year income statement charge [4]	21 157	17 798	23 072

Change in provisions offset against gross trade receivables [5]	-127	41	-28

December 31	7 004	6 315	6 732

[1] Represents the provision for deductions from revenue at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Payments/utilizations from continuing operations were USD 14 691 million in 2022.
[3] Adjustments of prior years charged to income statement from continuing operations were USD 218 million in 2022.
[4] Current year income statement charge from continuing operations were USD 15 231 million in 2022.
[5] Change in provisions offset against gross trade receivables from continuing operations were USD 2 million in 2022.
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
Restructuring provisions movements
(USD millions)	2024	2023	2022

January 1	703	1 131	345

Provisions related to discontinued operations [1]		-51

Additions to provisions [2]	362	658	1 368

Cash payments [3]	-514	-816	-468

Releases of provisions [4]	-100	-193	-42

Transfers [5]		-57	- 53

Currency translation effects	-27	31	-19

December 31	424	703	1 131

[1] Represents the restructuring provisions at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Additions to provisions charged to the consolidated income statement from continuing operations were USD 1.3 billion in 2022.
[3] Cash-payments from continuing operations were USD 421 million in 2022.
[4] Releases of provisions credited to the consolidated income statement from continuing operations were USD 33 million in 2022.
[5] Transfers from continuing operations were USD 53 million in 2022.

Restructuring provisions are recognized for the direct expenditure arising from the restructuring, where the plans are sufficiently detailed and where appropriate communication to those affected has been made.
Charges to increase restructuring provisions are included in “Other expense” in the consolidated income statements and release of provisions are included in “Other income” in the consolidated income statements.
In 2024, additions to provisions of USD 362 million were mainly related to the continuation of the initiative announced in April 2022 to implement a new streamlined organizational model designed to support innovation, growth and productivity.
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

23. Details to the consolidated statements of cash flows
23.1) Non-cash items and other adjustments from continuing operations
The following table shows the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	2024	2023	2022

Depreciation, amortization and impairments on:
Property, plant and equipment	932	1 006	1 374

Right-of-use assets	256	263	270

Intangible assets	4 881	7 008	5 061

Financial assets [1]	45	106	260

Change in provisions and other non-current liabilities	696	61	1 318

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-74	-180	-308

Equity-settled compensation expense	1 044	865	791

Loss from associated companies	38	13	11

Income taxes	1 701	551	1 128

Net financial expense	866	633	758

Other	-153	43	-32

Total	10 232	10 369	10 631

[1] Includes fair value changes
In 2024 and 2023, other than through business combinations, there were no additions to intangible assets with deferred payments (2022: USD 635 million).
In 2024, there were USD 304 million (2023: USD 421 million; 2022: USD 216 million) additions to right-of-use assets recognized.
23.2) Total amount of income taxes paid
In 2024, income taxes paid by continuing operations and the total Company were USD 2 258 million (discontinued operations were nil).
In 2023, income taxes paid by continuing operations were USD 2 787 million and by discontinued operations were USD 162 million, which were included within “Net cash flows from operating activities from discontinued operations.” In 2023, income taxes paid by the total Company were USD 2 949 million.
In 2022, income taxes paid by continuing operations were USD 1 702 million and by discontinued operations were USD 273 million, which were included within “Net cash flows from operating activities from discontinued operations.” In 2022, income taxes paid by the total Company were USD 1 975 million.
23.3) Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	2024	2023	2022

Increase in inventories	-225	-546	-560

Increase in trade receivables	-931	-1 504	-397

(Decrease)/increase in trade payables	-105	479	-181

Change in other current and non-current assets	-502	-125	-84

Change in other current liabilities	1 057	1 327	426

Total	-706	-369	-796

23.4) Cash flows arising from acquisitions and divestments of businesses, net from continuing operations
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Note	2024	2023	2022

Total purchase consideration for acquisitions of businesses	2	-4 629	-3 925	-1 166

Acquired cash and cash equivalents		242	226	89

Fair value of previously held equity interests			26	21

Contingent consideration payables, net		377	146	224

Payments, deferred consideration and other adjustments, net		-8	-34	0

Cash flows used for acquisitions of businesses [1]		-4 018	-3 561	-832

Cash flows from/(used for) divestments of businesses, net [2]		107	3	-8

Cash flows used for acquisitions and divestments of businesses, net		-3 911	-3 558	-840

[1] 2024 includes the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 2 for further information. Also included in 2024, is a payment of EUR 53 million (USD 58 million) in relation to the MorphoSys acquisition.

2 In 2024, USD 107 million represented net cash inflows from divestments made during that year and in previous years.
     In 2024, the net identifiable assets of divested businesses amounted to USD 142 million, comprised of non-current assets of USD 159 million, current assets of USD 48 million, including USD 8 million cash and cash equivalents and of non-current and current liabilities of USD 65 million.

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

Note 2 provides further information regarding significant acquisitions and divestments of businesses. All acquisitions were for cash.

23.5) Reconciliation of liabilities arising from financing activities
	2024			2023			2022

(USD millions)	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities

January 1	24 520	91	1 828	26 120	55	1 789	29 129	68	1 896

Financial debts, derivative financial instruments and lease liabilities related to discontinued operations [1]				-214	-1	-98

Proceeds from non-current financial debts [2]	6 143						16

Repayments of the current portion of non-current financial debts [3]	-2 160			-2 223			-2 575

Change in current financial debts [4]	958			546			295

Repayments of other current financial debts	-289

Payments of lease liabilities [5]			-262			-258			-295

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities [6]			-62			-52			-51

New, modified and terminated leases, net			241			349			222

Impact of acquisitions and divestments of businesses, net	852		42			51			12

Changes in fair values, lease interest and other changes, net	-8	52	72	-2	37	28		-13	60

Amortization of bonds discount	33			17			22

Currency translation effects	-594		-56	276		19	-767		-55

December 31	29 455	143	1 803	24 520	91	1 828	26 120	55	1 789

Non-current [7]	21 366		1 568	18 436		1 598	20 244		1 538

Current [7]	8 089	143	235	6 084	91	230	5 876	55	251

[1] Represents the financial debts, derivative financial instruments and lease liabilities at January 1, 2023 related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Proceeds from non-current financial debts included in the consolidated statements of cash flows from continuing operations were nil in 2022.
[3] Repayments of the current portion of non-current financial debts were only recorded in the consolidated statements of cash flows from continuing operations.
[4] Changes in current financial debts included in the consolidated statements of cash flows from continuing operations were USD 252 million in 2022 which included net cash outflows from interest-bearing accounts of employees payable on demand amounting to USD 1.7 billion.

[5] Payments of lease liabilities included in the consolidated statements of cash flows from continuing operations were USD 262 million in 2022.
[6] Interest payments for amounts included in lease liabilities classified as cash flows from operating activities within the consolidated statements of cash flows from continuing operations were USD 48 million in 2022.

[7] Note 10 provides additional disclosures related to lease liabilities, Note 19 provides additional disclosures related to non-current financial debt, and Note 21 provides additional disclosures related to current financial debt and derivative financial instruments.

24. Post-employment benefits for employees
Defined benefit plans
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
The major plans are based in Switzerland, the United States, the United Kingdom and Germany (2023: Switzerland, the United States, the United Kingdom, Germany and Japan), which represent 96% (2023: 96%) of the Company’s total DBO for pension plans. Details of the plans in the two most significant countries, Switzerland and the United States, which represent 85% (2023: 84%) of the Company’s total DBO for post-employment benefit plans, are provided below.
Swiss-based pension plans represent the most significant portion of the Company’s total DBO and plan assets. For active insured members the benefits are linked to contributions paid into the plan, interest credits granted and conversion rates applied.
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

The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of employees at December 31, 2024 and 2023:
	Pension plans		Other post-employment benefit plans

(USD millions)	2024	2023	2024	2023

Benefit obligation at January 1	19 037	17 533	440	422

Benefit obligations related to discontinued operations [1]		-529		-26

Current service cost	259	260	9	9

Interest cost	398	504	23	22

Past service costs and settlements	-85	28	12

Administrative expenses	24	25

Remeasurement (gains)/losses arising from changes in the financial assumptions [2]	431	1 350	-10	13

Remeasurement (gains)/losses arising from changes in demographic assumptions	-98	-303		-14

Experience-related remeasurement losses/(gains)	76	23	-43	44

Currency translation effects	-1 065	1 304	-13	4

Benefit payments	-1 373	-1 384	-26	-34

Contributions of employees	176	174

Effect of acquisitions, divestments or transfers	-5	52

Benefit obligation at December 31	17 775	19 037	392	440

Fair value of plan assets at January 1	19 934	18 945	71	60

Plan assets related to discontinued operations [1]		-386

Interest income	369	514	3	2

Return on plan assets excluding interest income	682	175	7	10

Currency translation effects	-1 187	1 524

Novartis contributions	381	408	26	33

Contributions of employees	176	174

Settlements	-110	-35

Benefit payments	-1 373	-1 384	-26	-34

Effect of acquisitions, divestments or transfers	-4	-1

Fair value of plan assets at December 31	18 868	19 934	81	71

Funded status	1 093	897	-311	-369

Limitation on recognition of fund surplus at January 1	-2 167	-2 644

Limitation on recognition of fund surplus at January 1, related to discontinued operations		6

Change in limitation on recognition of fund surplus [3]	2 034	740

Currency translation effects	100	-209

Interest income on limitation of fund surplus	-27	-60

Limitation on recognition of fund surplus at December 31 [4]	-60	-2 167

Net asset/(liability) in the balance sheet at December 31	1 033	-1 270	-311	-369

[1] Represents the benefit obligation, respectively the plan assets at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] The remeasurement (gains)/losses arising from changes in the financial assumptions is driven mainly by changes in the actuarial discount rates used to determine the benefit obligation.
[3] As at December 2024, the limitation on recognition of fund surplus (the asset ceiling) on pension plans in Switzerland that was recognized in 2023 was no longer required to be applied and therefore was reversed in 2024.

4 In 2023, the most significant pension plans where the asset ceiling was required to be applied were in Switzerland and amounted to USD 2 112 million.

The reconciliation of the net liability from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2024	2023	2024	2023

Net liability at January 1	-1 270	-1 232	-369	-362

Less: net liability related to discontinued operations [1]		149		26

Current service cost	-259	-260	-9	-9

Net interest expense	-56	-50	-20	-20

Administrative expenses	-24	-25

Past service costs and settlements	-25	-63	-12

Remeasurements	273	-895	60	-33

Currency translation effects	-22	11	13	-4

Novartis contributions	381	408	26	33

Effect of acquisitions, divestments or transfers	1	-53

Change in limitation on recognition of fund surplus [2]	2 034	740

Net asset/(liability) at December 31	1 033	-1 270	-311	-369

Amounts recognized in the consolidated balance sheet

Prepaid benefit cost	2 604	545

Accrued benefit liability	-1 571	-1 815	-311	-369

[1] Represents the net liability at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.
[2] As at December 2024, the limitation on recognition of fund surplus (the asset ceiling) on pension plans in Switzerland that was recognized in 2023 was no longer required to be applied and therefore was reversed in 2024.

The following table shows a breakdown of the DBO for pension plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2024				2023

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	12 843	2 374	2 558	17 775	13 453	2 574	3 010	19 037

Thereof unfunded		501	378	879		538	390	928

By type of member

Active	5 447	259	652	6 358	5 557	389	847	6 793

Deferred pensioners		743	824	1 567		770	912	1 682

Pensioners	7 396	1 372	1 082	9 850	7 896	1 415	1 251	10 562

Fair value of plan assets at December 31	15 225	1 746	1 897	18 868	15 892	1 835	2 207	19 934

Funded status	2 382	-628	-661	1 093	2 439	-739	-803	897

The following table shows a breakdown of the DBO for other post-employment benefit plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2024			2023

(USD millions)	United States	Rest of the world	Total	United States	Rest of the world	Total

Benefit obligation at December 31	314	78	392	356	84	440

Thereof unfunded	233	78	311	285	84	369

By type of member

Active	28	10	38	30	10	40

Deferred pensioners				1		1

Pensioners	286	68	354	325	74	399

Fair value of plan assets at December 31	81		81	71		71

Funded status	-233	-78	-311	-285	-84	-369

The following table shows the principal weighted average actuarial assumptions, for the major plans, used for calculating defined benefit plans and other post-employment benefits of employees:
	Pension plans			Other post-employment benefit plans

	2024	2023	2022	2024	2023	2022

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	1.9%	2.2%	3.0%	5.5%	5.5%	6.3%

Expected rate of pension increase	0.3%	0.3%	0.4%

Expected rate of salary increase	2.6%	3.0%	2.9%

Interest on savings account	2.0%	1.3%	2.2%

Current average life expectancy for a 65-year-old male in years	22	22	22	21	21	21

Current average life expectancy for a 65-year-old female in years	24	24	24	23	23	23

Changes in the aforementioned actuarial assumptions can result in volatility in the accounting for the Company’s pension plans in the consolidated financial statements. This can result in substantial changes in the Company’s other comprehensive income, long-term liabilities and prepaid pension assets.
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
The mortality assumptions used for the pension plans in Switzerland were based on BVG 2020 tables with future improvements based on the Continuous Mortality Investigation (‘CMI’) model. For the pension and postretirement medical benefit plans in the US, the Society of Actuaries Pri-2012 mortality tables with generational improvements based on Scale MP-2021 are used.
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom and Germany on an aggregated basis (2023 additionally includes Japan):
(USD millions)	Change in 2024 year-end defined benefit pension obligation	Change in 2023 year-end defined benefit pension obligation

25 basis point increase in discount rate	-484	-528

25 basis point decrease in discount rate	511	557

One-year increase in life expectancy	611	644

25 basis point increase in rate of pension increase	329	366

25 basis point decrease in rate of pension increase	-52	-61

25 basis point increase of interest on savings account	43	43

25 basis point decrease of interest on savings account	-41	-42

25 basis point increase in rate of salary increase	41	41

25 basis point decrease in rate of salary increase	-41	-42

The healthcare cost trend rate assumptions used for other post-employment benefits are as follows:
	2024	2023	2022

Healthcare cost trend rate assumed for next year	6.5%	6.3%	6.5%

Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%

Year that the rate reaches the ultimate trend rate	2033	2031	2031

The following table shows the fair value of plan asset allocation of funded defined benefit pension plans at December 31, 2024 and 2023 on an aggregated basis:
(USD millions)	2024	2023

Equity securities	5 052	4 931

Debt securities	6 309	6 730

Real estate	3 775	3 821

Alternative investments	3 167	3 360

Cash and other investments	565	1 092

Total	18 868	19 934

Cash and most of the equity and debt securities have a quoted market price in an active market. Real estate and alternative investments, which include hedge fund, private equity, infrastructure and commodity investments, usually have a quoted market price or a regularly updated net asset value.
The strategic allocation of assets of the different pension plans is determined, based upon the local requirements and the market and economic environment, with the objective of achieving an investment return that, together with the contributions paid by the Company and its employees, is sufficient to maintain reasonable control over the various funding risks of the respective pension plans. The asset allocation currently includes investments in shares of Novartis AG as per the below table:
	December 31, 2024	December 31, 2023

Investment in shares of Novartis AG

Number of shares (in millions)	2.3	2.3

Market value (in USD billions)	0.2	0.2

The weighted average duration of the major plans defined benefit pension obligation is 12.0 years (2023: 12.3 years).
The Company’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds). The only significant plan that requires additional funding is in Germany.
The expected future cash flows over the upcoming 10 years in respect of pension and other post-employment benefit plans at December 31, 2024, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Company contributions

2025 (estimated)	353	36

Expected future benefit payments

2025	1 400	36

2026	1 316	36

2027	1 152	36

2028	1 122	35

2029	1 096	34

2030–2034	5 079	160

Defined contribution plans
In many subsidiaries, employees are covered by defined contribution plans. Contributions charged to the consolidated income statement for continuing operations for the defined contribution plans were:
(USD millions)	2024	2023	2022

Contributions for defined contribution plans continuing operations	556	477	483

The Company’s total personnel costs for continuing operations amounted to USD 12.7 billion in 2024 (2023: USD 12.7 billion; 2022: USD 13.1 billion).

25. Equity-based participation plans for employees
The equity-based compensation expense from continuing operations related to all equity-based participation plans, and the liabilities arising from equity-based payment transactions were as follows:
(USD millions)	2024	2023	2022

Expense related to equity-based participation plans	1 307	1 142	982

Liabilities arising from equity-based payment transactions	262	322	235

Equity-based participation plans can be separated into the following plans:
Annual Incentive
In 2024, 30% of the Annual Incentive for the Novartis Company CEO and other Executive Committee members (ECN) was required to be deferred in Novartis shares, after the CEO and Executive Committee members (ECN) have met their mandatory shareholding requirements, and the remainder was paid in cash. If the mandatory shareholding requirements were not met, 50% was required to be deferred in Novartis shares and the remainder was paid in cash. In 2023 and 2022 the Annual Incentive for the Novartis Company CEO and other Executive Committee members (ECN) was paid 50% in cash and 50% in Novartis restricted shares (RSs) or restricted share units (RSUs). In 2024 the Annual Incentive for a select portion of the Novartis management leadership team is paid 100% in cash. In 2023 and 2022, for a select portion of the Novartis management leadership team, the Annual Incentive was paid 70% in cash and 30% in RSs or RSUs.
Both the ECN and a select portion of Novartis management leadership team can opt to invest up to the maximum cash portion of their Annual Incentive to receive further shares. From 2024 only a select portion of the Novartis management leadership team in Switzerland may invest its Annual Incentive in shares through the Employee Share Ownership Plan (ESOP). The cash portion of the Annual Incentive is paid out during March in the year following the end of the performance period, and the shares are granted during January in the year following the end of the performance period.
Employee share savings plan
Novartis operates employee share savings and purchase plans in certain countries. The most significant is described below.
The ESOP in Switzerland offers participants to choose to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash, or (iii) 100% in cash. After the expiration of a three-year holding period for Novartis shares invested under the ESOP, participants receive one matching share for every two invested shares. Employees eligible for the equity plan “Select” and a select portion of the Novartis management leadership team are not eligible to receive ESOP matching shares. A select portion of Novartis management leadership team is eligible to invest the Annual Incentive in Novartis shares from 2024 onwards. The Novartis Company CEO and the other Executive Committee members are not eligible to participate in this plan.
Novartis Employee share purchase plan
In 2022 Novartis started to grant shares under the Employee Share Purchase Plan (ESPP). The ESPP enables employees to voluntarily purchase Novartis AG shares through payroll deductions at a 15% discounted price, up to a defined maximum amount. While the ESPP is global in scope, the first phase covered employees in North America (the US, Puerto Rico and Canada). Other countries’ employees became eligible to participate in the ESPP commencing in 2024, according to a multi-year phased implementation plan. The shares are not subject to a vesting period.
Novartis equity plan “Select”
The equity plan “Select” is a global equity incentive plan under which eligible employees may annually be awarded an equity grant. In 2024, the equity grants awarded under the “Select” plan are subject to a three-year staggered vesting period. In 2023 and 2022, equity grants awarded under the Select plan were subject to a three-year cliff vesting period, and for eligible employees of selected Company units a four-year staggered vesting period. Executive Committee members and a select portion of Novartis management leadership team are not eligible to participate in the equity plan “Select.”
The equity plan “Select” currently allows participants employed and living in Switzerland to choose the form of their equity compensation in RSs or RSUs. In all other jurisdictions, RSs or RSUs are granted unilaterally.
Until 2013, participants could also choose to receive part or the entire grant in the form of tradable share options. All tradable share options expired on their 10th anniversary from the grant date, which was in January 2023. As a result, at December 31, 2023, there were no outstanding options under the Novartis equity plan “Select.”
Long-Term Performance Plan
The Long-Term Performance Plan (LTPP) is a global equity plan for the ECN, a select portion of Novartis management leadership team and up to 2023 employees of Company units with specific targets.
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
The LTPP awards are subject to a three-year performance and vesting period. The performance criteria for the ECN are based on both Novartis internal performance metrics and variable that can be observed in the market, which is the ranking of the Novartis total shareholder return (TSR) relative to a global healthcare peer group of 14 other companies, over rolling three-year performance periods. Only ECN members, as from performance cycle 2023, are subject to the TSR performance metric under the LTPP.
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
Other share awards
Selected employees may exceptionally receive Special Share Awards of RSs or RSUs. These Special Share Awards provide an opportunity to reward outstanding achievements or exceptional performance, and aim to retain key contributors. They are based on a formal internal selection process, through which the individual performance of each selected employee is assessed at several management levels. Special Share Awards had a minimum three-year vesting period before 2021 and mainly three years thereafter. In exceptional circumstances, Special Share Awards may be awarded to attract special expertise and new talents to the organization (not applicable to ECN). Externally recruited ECN members are eligible only for special awards that are “buyouts” in the case that it is to replace equity forfeited with their former employer. The equity is provided on a like-for-like basis as the forfeited equity, at a similar value with a similar vesting period, and with or without a performance condition.
Worldwide, employees at different levels in the organization were awarded RSs and RSUs in 2024, 2023 and 2022.
In addition, in 2024, 2023 and 2022, Board members received unrestricted shares as part of their regular compensation.
Summary of share grants
The table below provides a summary of share grants (shares, RSs, RSUs and PSUs) for all plans. At the Sandoz Distribution date, all RSU and PSU holders, who were not entitled to the dividend in kind in the form of Sandoz Group AG shares received “keep whole awards” in Novartis AG shares to compensate for the loss of the Sandoz value from their Novartis AG shares. These keep whole awards were accounted for as a modification, which did not significantly change the fair value of the original grant. The change in fair value was measured by comparing the fair value of the grant before the spin-off against the fair value of the grant plus keep whole award right after spin-off.
	2024		2023

	Number of shares in millions	Weighted average fair value at grant date in USD	Number of shares in millions	Weighted average fair value at grant date in USD

Annual Incentive

– RSU	0.2	96.7	0.3	74.2

– Restricted shares	0.1	107.8	0.1	92.3

Share savings plans

– RSU	0.5	96.8	0.4	71.3

– Shares	1.3	107.8	1.0	92.3

Novartis Employee Share Purchase Plan [1]	1.0	104.9	0.9	96.2

Select North America (RSU)	3.4	100.1	4.5	73.9

Select outside North America

– RSU	1.4	100.2	1.9	73.3

– Restricted shares	0.6	107.8	0.6	92.3

Long-Term Performance Plan (PSU)	1.1	98.6	1.8	80.6

Other share awards

– RSU	0.4	96.8	0.6	75.9

[1] The Novartis Employee Share Purchase Plan (ESPP) enables employees to voluntarily purchase Novartis AG shares through payroll deductions at a 15% discount to the fair value of the Novartis AG share price at the respective ESPP grant dates. The weighted average fair value at grand date in USD in the table shows the weighted average Novartis AG share price at the respective ESPP grant dates during the year.

26. Transactions with related parties
Novartis Pension Fund
In 2018, a Company subsidiary provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million with interest at the US Federal Funds Rate. This credit facility was not utilized during the current and past years.
Executive Officers and Non-Executive Directors compensation
As at December 31, 2024, there were 11 Executive Committee members (“Executive Officers”). During 2024, no Executive Officer stepped down.
As at December 31, 2023, there were 11 Executive Officers. During 2023, 1 Executive Officer stepped down.
As at December 31, 2022, there were 11 Executive Officers. During 2022, 5 Executive Officers stepped down.
The total compensation for Executive Committee members and the 13 Non-Executive Directors (14 in 2023 and 15 in 2022) using the Company’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022

Cash and other compensation	19.0	18.0	25.0	4.9	4.9	4.6	23.9	22.9	29.6

Post-employment benefits	2.4	2.1	2.8				2.4	2.1	2.8

Equity-based compensation	61.9	62.2	42.6	5.4	5.0	4.8	67.3	67.2	47.4

Total	83.3	82.3	70.4	10.3	9.9	9.4	93.6	92.2	79.8

During 2024, there was a slight increase in the compensation expense for Executive Officers compared to 2023, mainly as a result of higher cash and other compensation paid for current Executive Officers.
During 2023, there was an increase in the IFRS Accounting Standards compensation expense for Executive Officers compared with 2022, primarily driven by higher equity-based compensation, mainly due to higher realized and expected payouts on the achievement of the defined performance criteria, partly offset by lower cash and other compensation, due to lower accelerated expenses from stepped down Executive Officers compared with 2022.
The Annual Incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.
The disclosures on Board and executive compensation required by the Swiss Code of Obligations are shown in the Compensation Report of the Company.
27. Commitments and contingent liabilities
Research and development commitments
The Company has entered into long-term research and development agreements with various institutions related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting specified sales targets, or other conditions that are specified in the agreements.

As of December 31, 2024, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2024

2025	135

2026	402

2027	739

2028	746

2029	653

Thereafter	8 123

Total	10 798

Commitments for capital calls
The Company holds investments in funds in which it has committed to invest further upon future capital calls. As at December 31, 2024, the total uncalled capital commitments for the Company’s investments in funds amount to USD 63 million. Note 28 contains further information on the Company’s investments in funds.
Other commitments
The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations. For the disclosure of property, plant and equipment purchase commitments, see Note 9. The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has a commitment related to a long-term research and development agreement that was entered into in the fourth quarter in 2024 that closed on January 11, 2025 totaling USD 1.9 billion, of which USD 1.0 billion was paid on January 17, 2025.
Guarantees issued
The Company has issued guarantees to third parties in the ordinary course of business, including for tax, customs or other governmental agencies.
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
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Furthermore, when a government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management’s time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and lead to (or arise from) litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. These government settlements have involved and may in the future involve large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases and antitrust cases often require companies to enter into corporate integrity agreements (or other similar types of agreements), which are intended to regulate company behavior for a period of years. Our affiliate Novartis Corporation is party to such an agreement, which will expire in 2025. In addition, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
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
28. Financial instruments – additional disclosures
The following tables show the carrying values of financial instruments by measurement category as at December 31, 2024 and 2023. Except for straight bonds (see Note 19), the carrying values are equal to, or a reasonable approximation of, the fair values.
		2024

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	16	11 409	50

Time deposits and short-term investments with original maturity more than 90 days	16	1 892

Trade receivables	15	7 423

Other receivables and current assets	17	1 286	42

Long-term financial investments - equity securities	13		464	282

Long-term financial investments - debt securities	13		27	26

Long-term financial investments - fund investments	13			210

Long-term loans, advances, security deposits and other long-term receivables	13	335

Associated companies at fair value through profit and loss				109

Derivative financial instruments	16			106

Contingent consideration receivables	13/17			791

Total financial assets		22 345	583	1 524

Bank and other short-term financial debt	21	642

Commercial paper	21	4 091

Straight bonds	19	24 112

Other bonds	19	523

Other financial debt	19	87

Trade payables		4 572

Contingent consideration liabilities	20/22			808

Derivative financial instruments	21			143

Lease liabilities	10				1 803

Total financial liabilities		34 027		951	1 803

		2023

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	16	13 343	50

Time deposits and short-term investments with original maturity more than 90 days	16	569

Trade receivables	15	7 107

Other receivables and current assets	17	1 127	124	1

Long-term financial investments - equity securities	13		1 086	317

Long-term financial investments - debt securities	13		29

Long-term financial investments - fund investments	13			190

Long-term loans, advances, security deposits and other long-term receivables	13	432

Associated companies at fair value through profit and loss				101

Derivative financial instruments	16			355

Contingent consideration receivables	13/17			618

Total financial assets		22 578	1 289	1 582

Bank and other short-term financial debt	21	624

Commercial paper	21	3 269

Straight bonds	19	20 585

Other financial debt	19	42

Trade payables		4 926

Contingent consideration liabilities (see Note 20/22) and other financial liabilities				491

Derivative financial instruments	21			91

Lease liabilities	10				1 828

Total financial liabilities		29 446		582	1 828

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract as at December 31, 2024 and 2023. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs as at December 31, 2024 and 2023.
	Contract or underlying principal amounts		Positive fair values		Negative fair values

(USD millions)	2024	2023	2024	2023	2024	2023

Forward foreign exchange rate contracts	10 194	11 944	81	335	-143	-91

Commodity purchase contracts	159	76	25	20

Total derivative financial instruments included in marketable securities and in current financial debts	10 353	12 020	106	355	-143	-91

The following table shows a breakdown by currency of the contract or underlying principal amounts of derivative financial instruments as at December 31, 2024 and 2023:
2024

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	1 024	1 717	7 453	10 194

Commodity purchase contracts	149	10		159

Total derivative financial instruments	1 173	1 727	7 453	10 353

2023

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	1 629	8 980	1 335	11 944

Commodity purchase contracts	61	15		76

Total derivative financial instruments	1 690	8 995	1 335	12 020

Derivative financial instruments effective for hedge accounting purposes
At the end of 2024 and 2023, there were no open hedging instruments for anticipated transactions.
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
The assets generally included in the Level 2 fair value hierarchy are derivatives, and certain debt securities. The liabilities generally included in this fair value hierarchy consist of derivatives. These are valued using corroborated market data.
Level 3 inputs are unobservable for the asset or liability. The assets generally included in Level 3 fair value hierarchy are various investments in funds and unquoted equity security investments. Contingent consideration and other financial liabilities carried at fair value are included in this category.
	2024

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Cash and cash equivalents
Debt securities [1]	50			50

Total cash and cash equivalents at fair value	50			50

Marketable securities
Derivative financial instruments		106		106

Total marketable securities and derivative financial instruments at fair value		106		106

Equity securities current	24		18	42

Current contingent consideration receivables			120	120

Long-term financial investments
Debt and equity securities	193	7	599	799

Fund investments	15		195	210

Non-current contingent consideration receivables			671	671

Total long-term financial investments at fair value	208	7	1 465	1 680

Associated companies at fair value through profit and loss			109	109

Financial liabilities
Current contingent consideration liabilities			-281	-281

Derivative financial instruments		-143		-143

Total current financial liabilities at fair values		-143	-281	-424

Non-current contingent consideration liabilities			-527	-527

Total non-current financial liabilities at fair value			-527	-527

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less

	2023

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Cash and cash equivalents
Debt securities [1]	50			50

Total cash and cash equivalents at fair value	50			50

Marketable securities
Derivative financial instruments		355		355

Total marketable securities and derivative financial instruments at fair value		355		355

Fund investments and equity securities current	94		31	125

Current contingent consideration receivables			65	65

Long-term financial investments
Debt and equity securities	796	20	616	1 432

Fund investments	7		183	190

Non-current contingent consideration receivables			553	553

Total long-term financial investments at fair value	803	20	1 352	2 175

Associated companies at fair value through profit and loss			101	101

Financial liabilities
Contingent consideration liabilities			-14	-14

Other financial liabilities current			-88	-88

Derivative financial instruments		-91		-91

Total current financial liabilities at fair value		-91	-102	-193

Non-current contingent consideration liabilities			-389	-389

Total non-current financial liabilities at fair value			-389	-389

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less
The change in carrying values associated with Level 3 financial instruments, using significant unobservable inputs during the year ended December 31, is set forth below:
	2024

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities	Other financial liabilities

January 1	101	184	647	618	-403	-88

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	24	38	22	236	41

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-12	-14	-110		-100

Fair value adjustments recognized in the consolidated statement of comprehensive income, including currency translation effects	-2	-2	-9	-39	7

Purchases	16	12	130	53	-376

Cash receipts and payments				-77	23	88

Disposals	-18	-21	-44

Reclassification		-2	-19

December 31	109	195	617	791	-808

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2024	12	24	-88	236	-59

	2023

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities	Other financial liabilities

January 1	129	261	699	650	-835	-232

Impact from discontinued operations [1]					101

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	4	1	11	48	552

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-28	-48	-63	-31	-65	-9

Fair value adjustments recognized in the consolidated statement of comprehensive income, including currency translation effects	2	3	71		-32

Purchases	9	14	82		-180

Cash receipts and payments				-49	20	153

Disposals	-6	-47	-80		36

Reclassification	-9		-73

December 31	101	184	647	618	-403	-88

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2023	-24	-47	-52	17	487	-9

[1] Represents the carrying values associated with Level 3 financial instruments at January 1, 2023, related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

During 2024, there were two transfers of equity securities from Level 3 to Level 1 for USD 19 million (2023: USD 63 million), due to the Initial Public Offering of the invested company or lift of certain restrictions.
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
During the year, the net gain and net loss recorded on associated companies, fund investments and long-term financial investments at fair value through profit and loss were USD 91 million and USD 136 million, respectively.
To determine the fair value of a contingent consideration, various unobservable inputs are used. A change in these inputs might result in a significantly higher or lower fair value measurement. The inputs used are, among others, the probability of success, sales forecast, assumptions regarding the discount rate and timing, and different scenarios of triggering events. The inputs are interrelated. The significance and usage of these inputs to each contingent consideration may vary due to differences in the timing and triggering events for payments or in the nature of the asset related to the contingent consideration.
If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter, 10% were added or deducted from the applied probability of success, for contingent consideration payables and contingent consideration receivables, this would change the amounts recorded in the 2024 consolidated income statement by USD 141 million and USD 135 million, respectively.
Equity securities measured at fair value through other comprehensive income
Equity securities held as strategic investments, typically held outside the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Except for the investment in Sandoz Group AG with a fair value of USD 595 million as at December 31, 2023, these are made up of individually non-significant investments. In 2024, the consolidated foundations’ investments in Sandoz Group AG shares were fully sold, and the USD 169 million gain on disposal was transferred from other comprehensive income to retained earnings. As at December 31, 2024, the Company holds 52 non-listed equity securities (December 31, 2023: 61) and 16 listed equity securities (December 31, 2023: 28) in this category with the following fair values:
(USD millions)	2024	2023

Listed equity securities	185	861

Non-listed equity securities	321	349

Total equity securities	506	1 210

During 2024 and 2023, dividends received from these equity securities were insignificant. In 2024, equity securities that were no longer considered strategic, with a fair value of USD 95 million (2023: USD 279 million), were sold, and the USD 70 million loss on disposal net of taxes (2023: USD 1 million gain) was transferred from other comprehensive income to retained earnings. In total, including the disposal of the Sandoz Group AG shares, a USD 81 million gain, net of taxes, was transferred from other comprehensive income to retained earnings (see Note 8).
Nature and extent of risks arising from financial instruments
Market risk
Market risk in general comprises currency risk, interest rate risk and price risk, such as commodity and equity prices. Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of investments. The Company actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Company’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Company only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience.
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
Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the principles of IAS Standards 29 “Financial reporting in Hyperinflationary Economies.” The hyperinflationary economies in which Novartis operates are Argentina, Venezuela and Turkey. Venezuela and Argentina were hyperinflationary for all periods presented, and Turkey became hyperinflationary effective May 1, 2022, requiring retroactive implementation of hyperinflation accounting as of January 1, 2022. The impacts of applying IAS Standards 29 are recorded in “Other financial income and expense” and are presented separately in Note 5 – Other financial income and expense.
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
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Company has designated a certain portion of its long-term euro-denominated straight bonds, maturing in 2028, as hedges of the translation risk arising on certain of these net investments in foreign operations with euro functional currency. As of December 31, 2024, long-term financial debt with a carrying amount of EUR 1.8 billion (USD 1.9 billion; December 31, 2023: USD 2.0 billion), has been designated as a hedge instrument. During 2024, USD 91 million of net of taxes unrealized gains (2023: USD 50 million losses) was recognized in other comprehensive income and accumulated in currency translation effects in relation with this net investment hedge. The hedge remained effective since inception, and no amount was recognized in the consolidated income statement in 2024 and 2022. In 2023, USD 8 million of accumulated net investment hedge reserve was recognized in the consolidated income statement at the time of the Sandoz spin-off.
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
The Company’s largest customer accounted for approximately 17% of net sales to third parties from continuing operations, and the second largest and third largest customers accounted for 13% and 7% of net sales to third parties from continuing operations, respectively (2023: 15%, 13% and 8%, respectively; 2022: 16%, 12% and 8%, respectively).
The highest amounts of trade receivables outstanding were for these same three customers and amounted to 19%, 12% and 7%, respectively, of the Company’s trade receivables as at December 31, 2024 (2023: 17%, 13% and 8%, respectively). There is no other significant concentration of customer credit risk.
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
The Company’s cash and cash equivalents are held with major regulated financial institutions, the three largest of which hold approximately 9.6%, 7.9% and 7.7%, respectively (2023: 8.3%, 7.5% and 7.4%, respectively).
The Company does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.
Liquidity risk
Liquidity risk is defined as the risk that the Company could not be able to settle or meet its obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Novartis Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Novartis manages its liquidity risk on a consolidated basis according to business needs and tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility.
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
Novartis has a US commercial paper program under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Under this program, commercial paper notes totaling USD 3.5 billion were outstanding as per December 31, 2024, (2023: USD 3.0 billion) with a weighted average interest rate of 4.5% (2023: 5.4%). Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.0 billion) of unsecured commercial paper notes. Under this program, commercial paper notes totaling USD 0.6 billion were outstanding as per December 31, 2024 (2023: USD 0.3 billion) with a weighted average interest rate of 0.5% (2023: 0.1%). Novartis further has a committed credit facility of USD 6.0 billion. In May 2024, Novartis replaced its existing USD 6.0 billion credit facility with a syndicate of banks (which was undrawn at its replacement date and December 31, 2023, and had a maturity date of September 2025) with a new USD 6.0 billion credit facility with a syndicate of banks. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at December 31, 2024.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of selected financial assets and liabilities as at December 31, 2024, and December 31, 2023:
2024

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest		1 858	34			1 892

Derivative financial instruments	37	38	7		24	106

Cash and cash equivalents	7 918	3 541				11 459

Total current financial assets	7 955	5 437	41		24	13 457

Non-current liabilities
Financial debt				-8 484	-12 882	-21 366

Financial debt - undiscounted				-8 505	-13 010	-21 515

Total non-current financial debt				-8 484	-12 882	-21 366

Current liabilities
Financial debt	-3 963	-1 620	-2 506			-8 089

Financial debt - undiscounted	-3 963	-1 620	-2 508			-8 091

Derivative financial instruments	-14	-129				-143

Total current financial debt	-3 977	-1 749	-2 506			-8 232

Net debt	3 978	3 688	-2 465	-8 484	-12 858	-16 141

	2023

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest	12	516	41			569

Commodities					111	111

Derivative financial instruments	24	310	1		20	355

Cash and cash equivalents	7 641	5 752				13 393

Total current financial assets	7 677	6 578	42		131	14 428

Non-current liabilities
Financial debt				-9 492	-8 944	-18 436

Financial debt - undiscounted				-9 522	-9 050	-18 572

Total non-current financial debt				-9 492	-8 944	-18 436

Current liabilities
Financial debt	-3 328	-372	-2 384			-6 084

Financial debt - undiscounted	-3 328	-372	-2 384			-6 084

Derivative financial instruments	-43	-39	-9			-91

Total current financial debt	-3 371	-411	-2 393			-6 175

Net debt	4 306	6 167	-2 351	-9 492	-8 813	-10 183

The carrying amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Company’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
	2024

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-3 421	-6 075	-475	-9 971

Potential inflows in various currencies - from financial derivative assets	3 443	5 948	640	10 031

	2023

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative liabilities	-4 329	-6 604	-556	-11 489

Potential inflows in various currencies - from financial derivative assets	4 311	6 841	623	11 775

Other contractual liabilities that are not part of management’s monitoring of the net debt or liquidity consist of the following items:
	2024

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debt, including current portion	-141	-442	-1 884	-4 603	-7 070

Lease liabilities [1]	-65	-170	-574	-994	-1 803

Trade payables	-4 432	-140			-4 572

Contingent consideration liabilities	-17	-264	-395	-132	-808

[1] Note 10 provides additional disclosures related to lease liabilities.
	2023

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debt, including current portion	-64	-372	-1 258	-3 376	-5 070

Lease liabilities [1]	-65	-165	-635	-963	-1 828

Trade payables	-4 793	-133			-4 926

Contingent consideration liabilities		-14	-205	-184	-403

[1] Note 10 provides additional disclosures related to lease liabilities.
Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. As at December 31, 2024, Moody’s Ratings rated the Company Aa3 for long-term maturities and P-1 for short-term maturities, and S&P Global Ratings rated the Company AA- for long-term maturities and A-1+ for short-term maturities.
Sensitivity analysis
The Company uses sensitivity analysis disclosures to provide quantitative information about market risks to which it is exposed.
The sensitivity analysis disclosures are in line with the Company’s financial risk management policy, and are based on a one-parameter risk model that considers a one-factor linear relationship between risk factors and exposures. They consider aggregated risk exposures arising from the most significant risk factors (currency risk, interest rate risk and equity price risk) and include all financial assets and financial liabilities as set forth in the table on page F-61.
The disclosures below illustrate the potential impact on the Company’s consolidated financial statements as a result of hypothetical market movements in foreign currency exchange rates, interest rates and equity prices. The range of variables chosen reflects management’s view of changes that are reasonably possible over a one-year period.
Foreign currency exchange rate sensitivity
The Company uses the US dollar as its reporting currency. As a result, the Company is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies, as well as in the Swiss franc. A strengthening (weakening) of the US dollar against these currencies as at December 31, 2024 and 2023 would have affected the measurement of financial instruments denominated in these foreign currencies. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase or decrease in the foreign currency exchange rates against the US dollar would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2024	2023

5% increase in foreign currency exchange rates against USD	-8	3

5% decrease in foreign currency exchange rates against USD	9	-3

As of December 31, 2024, the Company designated EUR 1.8 billion (December 31, 2023: EUR 1.8 billion) of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase, or decrease, in the foreign currency exchange rates against the US dollar, without considering the translation effect of these net investments, would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2024	2023

5% increase in foreign currency exchange rates against USD	91	97

5% decrease in foreign currency exchange rates against USD	-96	-102

Interest rate sensitivity
Our portfolio of fixed-income instruments as at December 31, 2024, was mainly composed of time deposits and debt securities.
Novartis uses duration models to approximate the possible change in the value of fixed-income instruments. Based on these models, management believes that a 100-basis point change in interest is deemed a reasonable possible change over a one-year period.
Based on exposures in 2024 and 2023, a hypothetical 100-basis point increase (decrease) in interest rates would not have resulted in a significant increase (decrease) in the fair values of the fixed-income instruments nor in a significant increase (decrease) of cash flows attributable to such instruments.
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
The fair value of these fund investments and equity securities was USD 1.1 billion as at December 31, 2024 (December 31, 2023: USD 1.8 billion). The fair values of these investments are impacted by the volatility of the stock market, valuation parameters applied (for non-listed equities classified in Level 3 of the fair value hierarchy) and changes in general economic factors. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2024	2023

15% increase in equity prices	90	91

15% decrease in equity prices	-90	-91

A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2024	2023

15% increase in equity prices	70	182

15% decrease in equity prices	-70	-182

29. Discontinued operations
Discontinued operations include the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off. Also included in 2023 is the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders (refer to Notes 1 and 2 for further details).
The Sandoz business operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
Net income from discontinued operations
(USD millions)	2023[1]	2022

Net sales to third parties from discontinued operations	7 128	9 160

Sales to continuing segments	300	212

Net sales from discontinued operations	7 428	9 372

Other revenues	19	28

Cost of goods sold	-4 044	-4 937

Gross profit from discontinued operations	3 403	4 463

Selling, general and administration	-1 728	-2 060

Research and development	-671	-824

Other income	56	109

Other expense	-795	-437

Operating income from discontinued operations	265	1 251

Income from associated companies	2	2

Interest expense	-33	-37

Other financial income and expense	-20	-22

Income before taxes from discontinued operations	214	1 194

Income taxes [2]	208	-288

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422	906

Gain on distribution of Sandoz Group AG to Novartis AG shareholders [3]	5 860

Net income from discontinued operations	6 282	906

[1] The net income from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
[2] The tax rate in 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 31.2% in 2023, compared with 24.1% % in 2022. The tax rate in 2023 is higher than 2022 primarily due to a change in profit mix between years.

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
In addition to the elements of variable consideration listed in the revenue accounting policy described in Note 1, the Sandoz business granted shelf stock adjustments to customers to cover the inventory held by them at the time a price decline becomes effective. Revenue deduction provisions for shelf stock adjustments were recorded when the price decline was anticipated, based on the impact of the price decline on the customer’s estimated inventory levels.
Net income from discontinued operations
Included in net income from discontinued operations are:
(USD millions)	2023[1]	2022

Interest income	2	2

Depreciation of property, plant and equipment	-144	-196

Depreciation of right-of-use assets	-32	-33

Amortization of intangible assets	-171	-222

Impairment charges on property, plant and equipment	-5	-3

Impairment charges on right-of-use assets	-8

Impairment charges on intangible assets	-44	-25

Impairment reversals of property, plant and equipment	1	3

Additions to restructuring provisions	-27	-40

Equity-based compensation expense related to Novartis equity-based participation plans	-60	-66

[1] 2023 amounts are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
In 2023 and 2022 there were no reversals of impairment charges on right-of-use assets or on intangible assets of discontinued operations.
Balance sheet
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and to goodwill and intangible assets:
(USD millions)	2023[1]

Additions to property, plant and equipment	245

Additions to right-of-use assets	66

Additions to goodwill and intangible assets	221

[1] The additions for 2023 are for the period from January 1, 2023, to the October 3, 2023, Distribution date.

Financial debt
The Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023 a total amount of USD 3.3 billion. See Note 2 for further disclosures.
Net cash flows used in investing activities from discontinued operations
Net cash flows used in investing activities from discontinued operations include the investing activities of the Sandoz business. In 2023, other cash flows used in investing activities, net includes cash outflows of USD 22 million (2022: USD 39 million) for the acquisitions and divestments of business, net.
(USD millions)	2023	2022

Payments out of provision for transaction cost attributable to the spin-off of the Sandoz business	-52

Derecognized cash and cash equivalents attributable to the spin-off of the Sandoz business	-686

Other cash flows used in investing activities, net	-385	-436

Net cash flows used in investing activities from discontinued operations	-1 123	-436

Net cash flows from financing activities from discontinued operations
In 2023, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (2022: USD 119 million) were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion (2022: nil) directly attributable to the Distribution (spin-off) of the Sandoz business (see Notes 1 and 2).
For additional information related to the October 3, 2023 Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 1 and Note 2.

30. Events subsequent to the December 31, 2024, consolidated balance sheet date
Dividend proposal for 2024 and approval of Novartis 2024 consolidated financial statements
On January 30, 2025, the Novartis AG Board of Directors proposed the acceptance of the 2024 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 7, 2025. Furthermore, also on January 30, 2025, the Board proposed a dividend of CHF 3.50 per share to be approved at the Annual General Meeting on March 7, 2025. If approved, the total dividend payments would amount to approximately USD 7.6 billion (2023: USD 7.6 billion), using the CHF/USD December 31, 2024, exchange rate.
Significant transaction closed in January 2025
In the fourth quarter of 2024, Novartis entered into a long-term research and development agreement which closed on January 11, 2025. For additional information see Note 27.

31. Novartis principal subsidiaries and associated companies
The following table lists the principal subsidiaries controlled by Novartis, associated companies in which Novartis is deemed to have significant influence, and foundations required to be consolidated under IFRS Accounting Standards. It includes Novartis AG direct subsidiaries and its indirect subsidiaries, associated companies and consolidated foundations with total assets or net sales to third parties from continuing operations in excess of USD 25 million. The equity interest percentage shown in the table also represents the share in voting rights in those entities.
As at December 31, 2024			Share capital[1]		Equity interest

Argentina
Novartis Argentina S.A.	Ciudad de Buenos Aires	ARS	906.1	m	100%

Australia
Novartis Australia Pty Ltd	Macquarie Park, NSW	AUD	2		100%
Novartis Pharmaceuticals Australia Pty Ltd	Macquarie Park, NSW	AUD	3.8	m	100%

Austria
Novartis Holding GmbH	Vienna [5]	EUR	35 000		100%
Novartis Pharmaceutical Manufacturing GmbH	Langkampfen	EUR	763 070		100%
Novartis Pharma GmbH	Vienna	EUR	1.1	m	100%

Bangladesh
Novartis (Bangladesh) Limited	Gazipur [5]	BDT	162.5	m	60%

Belgium
Novartis Pharma NV	Vilvoorde	EUR	7.1	m	100%
Novartis Manufacturing NV	Puurs-Sint-Amands [5]	EUR	110.6	m	100%

Bermuda
Novartis Investment Ltd.	Hamilton [2]	USD	12 000		100%
Triangle International Reinsurance Limited	Hamilton	CHF	1.0	m	100%
Trinity River Insurance Co Ltd.	Hamilton [5]	USD	370 000		100%

Brazil
Novartis Biociências S.A.	São Paulo	BRL	507.1	m	100%

Canada
Novartis Pharmaceuticals Canada Inc.	Montreal, Quebec	CAD	420 717		100%

Chile
Novartis Chile S.A.	Santiago de Chile [5]	CLP	2.0	bn	100%

China
Beijing Novartis Pharma Co., Ltd.	Beijing [5]	USD	30.0	m	100%
Novartis Pharmaceutical Technology Zhejiang Co., Ltd.	Haiyan	USD	30.0	m	100%
Novartis Pharmaceuticals (HK) Limited	Hong Kong	HKD	200		100%
China Novartis Institutes for BioMedical Research Co., Ltd.	Shanghai	USD	320.0	m	100%
Suzhou Novartis Technical Development Co., Ltd.	Changshu	USD	12.0	m	100%
Shanghai Novartis Trading Ltd.	Shanghai	USD	3.2	m	100%

Colombia
Novartis de Colombia S.A.	Santafé de Bogotá	COP	7.9	bn	100%

Czech Republic
Novartis s.r.o.	Prague [5]	CZK	51.5	m	100%

Denmark
Novartis Healthcare A/S	Copenhagen	DKK	14.0	m	100%

Dominican Republic
Novartis Caribe, S.A.	Santo Domingo [5]	DOP	20.0	m	100%

Ecuador
Novartis Ecuador S.A.	Quito	USD	4.0	m	100%

Egypt
Novartis Pharma S.A.E.	Cairo	EGP	2.1	bn	99.98%

Finland
Novartis Finland Oy	Espoo	EUR	459 000		100%

France
Novartis Groupe France S.A.S.	Rueil-Malmaison [5]	EUR	903.0	m	100%
Novartis Pharma S.A.S.	Rueil-Malmaison	EUR	43.4	m	100%
Advanced Accelerator Applications S.A.	Rueil-Malmaison	EUR	9.6	m	99.23%

Germany
Novartis Business Services GmbH	Nuremberg	EUR	25 000		100%
Novartis Pharma GmbH	Nuremberg	EUR	25.6	m	100%
Novartis Pharma Produktions GmbH	Wehr	EUR	2.0	m	100%
MorphoSys GmbH	Planegg	EUR	50 000		100%

Greece
Novartis (Hellas) S.A.C.I.	Metamorphosis / Athens	EUR	141.7	m	100%

As at December 31, 2024			Share capital[1]		Equity interest

Hungary
Novartis Hungary Healthcare Limited Liability Company	Budapest	HUF	545.6	m	100%

India
Novartis India Limited	Mumbai [5]	INR	123.5	m	70.68%
Novartis Healthcare Private Limited	Mumbai	INR	60.0	m	100%

Indonesia
PT. Novartis Indonesia	Jakarta	IDR	10.6	bn	100%

Ireland
Novartis Ireland Limited	Dublin	EUR	25 000		100%
Novartis Integrated Services Limited	Cork City	EUR	100		100%

Israel
Novartis Israel Ltd.	Tel Aviv	ILS	1 000		100%

Italy
Novartis Farma S.p.A.	Milan	EUR	18.2	m	100%
Advanced Accelerator Applications (Italy) S.r.l.	Colleretto Giacosa	EUR	119 000		99.23%

Japan
Novartis Pharma K.K.	Tokyo	JPY	100.0	m	100%
Ciba-Geigy Japan Limited	Tokyo	JPY	100.0	m	100%

Latvia
Novartis Baltics SIA	Riga	EUR	3.0	m	100%

Luxembourg
Novartis Investments S.à r.l.	Luxembourg City	USD	100.0	m	100%
Novartis Finance S.A.	Luxembourg City	USD	100 000		100%

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd.	Petaling Jaya [5]	MYR	3.3	m	100%

Mexico
Novartis Farmacéutica, S.A. de C.V.	Mexico City	MXN	206.7	m	100%

Morocco
Novartis Pharma Maroc SA	Casablanca	MAD	80.0	m	100%

Netherlands
Novartis Netherlands B.V.	Amsterdam	EUR	1.4	m	100%
Novartis Pharma B.V.	Amsterdam	EUR	4.5	m	100%
Aduro Netherlands Coöperatief U.A.	Rosmalen [4]	--	--		--
Aduro Biotech Holdings, Europe B.V.	Rosmalen	EUR	46 216		100%
Calypso Biotech B.V.	Amsterdam	EUR	7 252		96.8%
IDB Holland BV	Baarle-Nassau	EUR	18 000		99.23%

New Zealand
Novartis New Zealand Ltd	Auckland [5]	NZD	820 000		100%

Norway
Novartis Norge AS	Oslo	NOK	1.5	m	100%

Pakistan
Novartis Pharma (Pakistan) Limited	Karachi	PKR	6.7	bn	99.99%

Panama
Novartis Pharma (Logistics), Inc.	Panama City	USD	10 000		100%

Peru
Novartis Biosciences Perú S.A.	Lima [5]	PEN	1.4	m	100%

Philippines
Novartis Healthcare Philippines, Inc.	Makati City [5]	PHP	298.8	m	100%

Poland
Novartis Poland Sp. z o.o.	Warsaw	PLN	44.2	m	100%

Portugal
Novartis Portugal, S.G.P.S., Lda.	Porto Salvo [5]	EUR	500 000		100%
Novartis Farma - Produtos Farmacêuticos, S.A.	Porto Salvo	EUR	2.4	m	100%

Romania
Novartis Pharma Services Romania S.R.L.	Bucharest	RON	3.0	m	100%
Sandoz S.R.L.	Targu-Mures	RON	119.5	m	100%

Russian Federation
Novartis Pharma LLC	Moscow	RUB	20.0	m	100%
Novartis Neva LLC	St. Petersburg	RUB	500	m	100%

Saudi Arabia
Novartis Saudi Company	Riyadh	SAR	30.0	m	100%

As at December 31, 2024			Share capital[1]		Equity interest

Singapore
Novartis (Singapore) Pte Ltd.	Singapore [5]	SGD	100 000		100%
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd	Singapore	SGD	80.0	m	100%
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Singapore	SGD	39.0	m	100%

Slovakia
Novartis Slovakia s.r.o.	Bratislava	EUR	2.0	m	100%

Slovenia
Novartis farmacevtska proizvodnja d.o.o.	Ljubljana	EUR	50.0	m	100%

South Africa
Novartis South Africa (Pty) Ltd	Midrand	ZAR	86.3	m	100%

South Korea
Novartis Korea Ltd.	Seoul	KRW	24.5	bn	100%

Spain
Novartis Farmacéutica, S.A.	Barcelona	EUR	63.0	m	100%
Advanced Accelerator Applications Iberica, S. L. U.	Esplugues de Llobregat	EUR	22.6	m	99.23%
Abadia Retuerta S.A.	Sardón de Duero / Valladolid	EUR	6.0	m	100%

Sweden
Novartis Sverige AB	Stockholm [5]	SEK	5.0	m	100%

Switzerland
Novartis International AG	Basel [5]	CHF	10.0	m	100%
Novartis Holding AG	Basel [2]	CHF	100.2	m	100%
Novartis International Pharmaceutical Investment AG	Basel	CHF	100 000		100%
Novartis Kapital AG	Basel	CHF	100 000		100%
Novartis Bioventures AG	Basel	CHF	100 000		100%
Novartis Forschungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Kaderausbildung	Basel [3]	--	--		--
Novartis-Mitarbeiterbeteiligungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Mensch und Umwelt	Basel [3]	--	--		--
Stiftung der Novartis AG für Erziehung, Ausbildung und Bildung	Basel [3]	--	--		--
Novartis Overseas Investments AG	Basel	CHF	1.0	m	100%
Japat AG	Basel	CHF	100 000		100%
Novartis Pharma AG	Basel 2 / 5	CHF	350.0	m	100%
Novartis Pharma Services AG	Basel	CHF	20.0	m	100%
Novartis Pharma Schweizerhalle AG	Muttenz [5]	CHF	18.9	m	100%
Novartis Pharma Stein AG	Stein [5]	CHF	251 000		100%
Novartis Pharma Schweiz AG	Risch	CHF	5.0	m	100%
Novartis BidCo AG	Basel	CHF	100 000		100%
Pharmanalytica SA	Locarno [5]	CHF	240 000		100%
Renor AG	Basel [5]	CHF	50 000		100%
Calypso Biotech SA	Plan-les-Ouates	CHF	100 000		100%
Cellerys AG	Schlieren	CHF	129 630		20%
Novartis Innovative Therapies AG	Risch [5]	CHF	100 000		100%
Advanced Accelerator Applications International SA	Geneva	CHF	9.3	m	99.23%

Taiwan
Novartis (Taiwan) Co., Ltd.	Taipei [5]	TWD	170.0	m	100%

Thailand
Novartis (Thailand) Limited	Bangkok [5]	THB	302.0	m	100%

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Istanbul	TRY	448.0	m	100%

As at December 31, 2024			Share capital[1]		Equity interest

United Arab Emirates
Novartis Middle East FZE	Dubai	AED	7.0	m	100%

United Kingdom
Novartis UK Limited	London [5]	GBP	25.5	m	100%
Novartis Pharmaceuticals UK Limited	London	GBP	5.4	m	100%
Novartis Grimsby Limited	London	GBP	250.0	m	100%
Gyroscope Therapeutics Limited	London	GBP	1 492		100%

United States of America
Novartis Corporation	East Hanover, NJ	USD	72.2	m	100%
Novartis Finance Corporation	East Hanover, NJ 2	USD	1 000		100%
Novartis Capital Corporation	East Hanover, NJ 2	USD	1		100%
Novartis Services, Inc.	East Hanover, NJ	USD	1		100%
Novartis US Foundation	East Hanover, NJ 3	--	--		--
Novartis Pharmaceuticals Corporation	East Hanover, NJ 2	USD	650		100%
Advanced Accelerator Applications USA, Inc.	Millburn, NJ	USD	1		99.23%
Novartis Gene Therapies, Inc.	Bannockburn, IL	USD	1		100%
Novartis Technology LLC	East Hanover, NJ 4	--	--		--
Novartis Manufacturing LLC	East Hanover, NJ 4	--	--		--
Novartis Institutes for BioMedical Research, Inc.	Cambridge, MA	USD	1		100%
Kate Therapeutics Inc.	San Diego, CA	USD	100		100%
Cadent Therapeutics, Inc.	Cambridge, MA	USD	0.1		100%
Constellation Pharmaceuticals, Inc.	Boston, MA	USD	50		100%
Endocyte, Inc.	East Hanover, NJ	USD	1		100%
Mariana Oncology Inc.	Watertown, MA	USD	1		100%
MorphoSys US Inc.	Boston, MA	USD	50		100%
Navigate BioPharma Services, Inc.	Carlsbad, CA	USD	1		100%
The Medicines Company	East Hanover, NJ	USD	1		100%
Chinook Therapeutics, Inc.	Seattle, WA	USD	1		100%
Chinook Therapeutics U.S., Inc.	Seattle, WA	USD	1		100%

Uruguay
Novartis Uruguay S.A.	Montevideo [5]	UYU	7.3	m	100%

Venezuela
Novartis de Venezuela, S.A.	Caracas [5]	VES	0		100%

Vietnam
Novartis Vietnam Company Limited	Ho Chi Minh City	VND	70	bn	100%

In addition, the Company is represented by subsidiaries and associated companies with total assets or net sales to third parties from continuing operations below USD 25 million in the following countries: Bosnia and Herzegovina, Bulgaria, Cameroon, Cayman Island, Croatia, Ghana, Guatemala, Ivory Coast, Kazakhstan, Kenya, Kuwait, Nigeria, Senegal and Ukraine.

[1] Share capital may not reflect the taxable share capital and does not include any paid-in surplus.
[2] Significant subsidiary under SEC Regulation S-X Rule 1-02(w)
[3] Fully consolidated foundation
[4] Fully consolidated entity
[5] Directly held by Novartis AG
m = million; bn = billion

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Novartis AG
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novartis AG and its consolidated subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Novartis Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
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
Assessment of the recoverable amount for the Leqvio intangible asset
As discussed in Note 1 to the consolidated financial statements, the Company determined the recoverable amount of the intangible assets other than goodwill based on the fair value less costs of disposal method for which no directly observable market inputs were available. As discussed in Note 11, the Company has intangible assets other than goodwill totaling USD 26 915 million as of December 31, 2024, of which USD 6.3 billion related to the currently marketed product Leqvio.
We identified the assessment of the recoverable amount, specifically the sales forecasts, of the Leqvio intangible asset, as a critical audit matter. Significant auditor judgment and subjectivity was required to assess the sales forecasts assumptions due to the high degree of subjectivity and estimation uncertainty involved. These sales forecasts assumptions were a significant input in the determination of the recoverable amount of the Leqvio intangible asset.
The following are the primary procedures we performed to address this critical audit matter:
• We evaluated the design and tested the operating effectiveness of a certain internal control related to the Company's intangible asset impairment process for Leqvio, including the development of the sales forecasts;
• We evaluated the reasonableness of management's sales forecasts for Leqvio by (1) comparing the sales forecasts assumptions to company-specific operational information and management's communications to the Board of Directors, (2) comparing the most recent sales performance to previous drug launches, and (3) comparing the sales forecasts assumptions to available external market and industry data; and
• We assessed management's ability to accurately forecast sales by comparing historical sales forecasts for Leqvio to actual results.
Provisions for deductions from revenue related to US Managed Care, Medicare Part D and Medicaid rebate programs
As discussed in Note 1 to the consolidated financial statements, the Company records provisions for estimated rebates as a deduction from revenue when the related revenue is recognized. Rebates involve the use of assumptions and judgments in the determination of the provision rates at the time revenues are recorded. Provision rates are influenced by the terms and conditions in the individual agreements, historical experience, product sales and growth rate, population growth, product pricing, the mix of contracts and products, the level of inventory in the distribution channel, regulations, channels and payers. As discussed in Note 22, provisions for deductions from revenue totaled USD 7 004 million as of December 31, 2024, a portion of which related to US Managed Care, Medicare Part D and Medicaid rebate programs (hereafter US rebates).
We identified the evaluation of the US rebates provisions as a critical audit matter. The evaluation of the rebate provision rates required a high degree of subjective auditor judgment as it involved estimating the portion of the Company's consolidated revenue which will ultimately be subject to a related rebate.
The following are the primary procedures we performed to address this critical audit matter:
• We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's US rebates process related to the development of the rebate provision rates;
• We developed our own independent expectation of the US rebates provisions, by using internal and external information, including historical experience and trend analysis of actual rebate claims paid, and comparing it to management's actual recorded balances; and
• We assessed management's ability to accurately estimate the US rebates provisions by comparing historically recorded provisions to the actual amount that was ultimately paid by the Company.
/s/ KPMG AG
We have served as the Company’s auditor since 2022.
Basel, Switzerland
January 30, 2025