Form 20-F
period 2025-12-31
NOVARTIS AG
filed 2026-02-04
CIK 1114448

NOVARTIS

# US Securities & Exchange Commission Form 20-F
2025

As filed with the Securities and Exchange Commission on February 4, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2025
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
Chief Legal & Compliance Officer
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
1 908 151 679 ordinary shares
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
Unless the context requires otherwise, the words “we,” “our,” “us,” “Novartis,” “Company,” and similar words or phrases in this Annual Report refer to Novartis AG and its consolidated affiliates. However, each Novartis affiliate is legally separate from all other Novartis affiliate companies and manages its business independently through its respective board of directors or similar supervisory body or other top local management body, if applicable. Each executive identified in this Annual Report reports directly to other executives of the Novartis affiliate company that employs such executive, or to such company’s board of directors.
In this Annual Report, references to: “ADR” or “ADRs” are to Novartis American Depositary Receipts; “ADS” or “ADSs” are to Novartis American Depositary Shares; “associates” are to employees of our affiliates; “Australasia” are to Australia, New Zealand, Melanesia, Micronesia and Polynesia, unless the context otherwise requires; “CHF” are to Swiss francs; the “CHMP” are to the Committee for Medicinal Products for Human Use of the EMA; the “EC” are to the European Commission; the “EMA” are to the European Medicines Agency, an agency of the European Union; “euro” or “EUR” are to the lawful currency of the member states of the European Union in which it is the official currency; the “European Union” or “EU” are to the European Union and its 27 member states; the “Executive Committee” or “ECN” are to the Executive Committee of Novartis; the “FDA” are to the US Food and Drug Administration; “Latin America” are to Central and South America, including the Caribbean; “NYSE” are to the New York Stock Exchange; the “SEC” are to the US Securities and Exchange Commission; “SIX” are to the SIX Swiss Exchange; “US dollars,” “USD” or “$” are to the lawful currency of the United States of America; the “United States” or “US” are to the United States of America; and “xRNA” are to our ribonucleic acids (RNA) technology platform.
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

Forward-looking statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the United States Private Securities Litigation Reform Act of 1995, as amended. Other written materials filed with or furnished to the SEC by Novartis, as well as other written and oral statements made to the public, may also contain forward-looking statements. Forward-looking statements can be identified by words such as “potential,” “expect,” “will,” “plan,” “pipeline,” “outlook,” “may,” “could,” “would,” “anticipate,” “seek,” “likely,” “ongoing,” “estimate,” “believe,” “target,” “intend,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products or indications; or regarding the acquisition, maintenance or loss of intellectual property protection for our products; or regarding the potential outcome, or financial or other impact on Novartis, of any of the transactions described; or regarding the potential impact of share buybacks; or regarding potential future sales or earnings of Novartis or potential shareholder returns; or regarding potential future credit ratings of Novartis; or by discussions of strategy, plans, expectations or intentions. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in forward-looking statements. You should not place undue reliance on these statements.
In particular, our expectations could be affected by, among other things, risks and uncertainties concerning:
• trends toward healthcare cost-containment, including new laws, executive/administrative orders and regulations, ongoing government, payer and general public pricing and reimbursement pressures, including proposals for international reference pricing, and requirements for increased pricing transparency
• our ability to competitively discover and develop high-value medicines and new indications for our existing products in our focus therapeutic areas and technology platforms
• the success of our key products, commercial priorities and strategy, including our ability to maintain and grow our business and to replace revenue and income lost to generic, biosimilar and other competition
• our ability to obtain or maintain proprietary intellectual property protection
• our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities
• our development and adoption of advanced technologies, including artificial intelligence (AI)
• potential significant breaches of our information security or disruptions of our information technology systems and our ability to comply with cybersecurity and data privacy laws and regulations
• the implementation of our new IT projects and systems
• our reliance on outsourcing key business functions to third parties
• actual or potential legal or regulatory proceedings
• potential tariffs on our products
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
Strategic risks
Pricing, reimbursement and access
Risk description
Pricing and reimbursement pressure, including pricing transparency and access to healthcare
Context and potential impact
Our business has continuously experienced significant pressures on the pricing of our products and on our ability to obtain and maintain satisfactory rates of reimbursement for our products from governments, insurers and other payers. These pressures have many sources, including: growth of healthcare costs as a percentage of gross domestic product; funding restrictions and policy changes; and public controversies, political debate, investigations, and legal proceedings regarding pharmaceutical pricing. Pressures on pricing may negatively impact both our product pricing and the availability of our products.
In addition, we face numerous cost‑containment measures imposed by governments and other payers. These include: government‑imposed, industrywide price reductions; mandatory pricing systems; reference pricing systems; payers limiting access to treatments based on cost‑benefit analyses; the importation of drugs from lower‑cost countries to higher‑cost countries; the shifting of the payment burden to patients through higher co‑payments and co-pay accumulator programs; the limiting of physicians’ ability to choose among competing medicines; the mandatory substitution of generic drugs for the patented equivalent; pressure on physicians to reduce the prescribing of patented prescription medicines; increasing pressure on intellectual property protections; and growing requirements for increased transparency on pricing. For example, in May 2025, the US administration issued an executive order aiming to implement “most-favored-nation” pricing tying US prescription drug prices with prices in selected comparably developed nations. In July 2025, the administration sent letters to several pharmaceutical manufacturers, including Novartis, that, among other things, sought commitments from manufacturers to match US prices to the lowest price offered in certain other developed nations. In December 2025, we announced a voluntary agreement with the US administration that includes, among other things, a commitment to launching future medicines with comparable prices across high-income countries, applying to participate in the GENEROUS (GENErating cost Reductions fOr U.S. Medicaid) Model, and building direct-to-patient platforms for certain of our medicines. These measures and any further developments concerning government imposed pricing pressures could negatively impact access to our products by providers and patients, and depress the price ultimately paid to us for our products, which could have a material adverse impact on our business. For more information on price controls, see “Item 4. Information on the Company—Item 4.B Business overview—Price controls.”
Macroeconomic and geopolitical trends will continue to have an impact on these pricing and reimbursement pressures. Slow economic growth and the onset and expansion of war in certain parts of the world (which has contributed to challenges such as high energy costs and inflation) have led to increased strain on fiscal budgets in many major economies. In addition, legislative developments such as those in the US (e.g., the Inflation Reduction Act (IRA)) and in Europe (e.g., the EU Joint Health Technology Assessment and 2023 EU Pharmaceutical Legislation Update) have imposed further pressures on pricing and timelines for reimbursement in these countries as legislators seek to reduce growth in healthcare spending. These external factors may materially affect our ability to protect prices to achieve and maintain an acceptable return on our investments in the research and development of our products; and may impact our ability to research and develop new products. For example, in August 2024, we acceded to a “maximum fair price” under the US IRA for our cardiovascular drug Entresto for 2026 to avoid fines or the removal of all our products from both Medicare and Medicaid. Additionally, the Centers for Medicare and Medicaid Services (CMS) selected Cosentyx, Kisqali, and Xolair as part of the Medicare Drug Price Negotiation Program for 2028. Other products of ours may be selected for the Medicare Drug Price Negotiation Program or other price negotiation programs in the US or other jurisdictions in the future.
Competition and commercial priorities
Risk description
Failure to deliver key commercial priorities and successfully launch new products ahead of competitors
Context and potential impact
We operate in a highly competitive and rapidly changing industry, and our ability to maintain and grow our business and to replace revenue and income lost to generic, biosimilar, and other competition depends heavily on the commercial success of our new or existing key products. The commercial success of these products could be impacted at any time by a number of factors, including pressure from new or existing competitive products, changes in the prescribing habits of healthcare professionals, slower than expected post-launch adoption, unexpected side effects or safety signals, supply chain issues or other product shortages, pricing pressure, regulatory proceedings, changes in labeling, loss of intellectual property protection, or global pandemics.
Healthcare professionals, patients and payers may choose competitors’ products instead of ours for various reasons, including if they perceive them to be better in terms of efficacy, safety, cost, convenience or other reasons. The commercial success of our key products and launches in the face of increasing competition requires significant attention, management focus and resource allocation. Such competition could significantly affect the revenue from our products and our results of operations. This impact could also be compounded to the extent that such competition results in us making significant additional investments in research and development, marketing or sales. The continual development and utilization of new technologies for new products and product enhancements is an important way in which we deliver our key commercial priorities and remain competitive. If we fail to keep pace with technological changes in our industry, such as AI, we may experience lower revenues and lower margins.
Furthermore, we regularly reassess how our business is organized to help ensure that we have the optimal structure with which to execute our strategy. An inability to successfully optimize our capability and operating model could have a material adverse effect on our results of operations and financial condition.
Research and development
Risk description
Failure to competitively discover and develop innovative medicines in our core therapeutic areas and leverage our technology platforms
Context and potential impact
We engage in extensive and costly research and development activities, both through our own internal resources and through collaborations with third parties, in an effort to identify and develop new products and new indications for existing products that address unmet, ever-changing medical needs, while ensuring commercial viability and success. Our product candidates are subject to the high rate of failure inherent in pharmaceutical research and development. Failure can occur at any point, including after significant investments have been made in a product candidate. Our ability to grow our business and our product pipeline, to replace sales lost due to branded competition, entry of generics, or other factors, and to bring products to market that take advantage of new technologies — including AI as well as cell, gene and radioligand therapies — depends in significant part on the success of these efforts.
Failure to successfully develop our pipeline products is typically the result of the inherent uncertainty of science, suboptimal internal execution, or both. Key elements of internal execution include our ability to: prioritize our investments in our highest potential value assets; optimize the transition of assets from research to development; integrate externally acquired assets in an efficient way; and execute the steps in our drug development process that enable our assets to be approved and reimbursed in a timely manner to positively impact clinical practice. We cannot guarantee that we will prioritize investment of resources into assets optimally to achieve commercial success or that our product candidates currently under development will be approved or launched. Further, a failure to successfully implement AI as part of our R&D strategy may put us at a competitive disadvantage and impact our productivity and pipeline value. For more information, see also “Item 4. Information on the Company—Item 4.B Business overview—Research and development.”
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
We may be unable to develop the necessary clinical evidence to support the desired indications and product profile for a particular disease that is needed to drive clinical adoption of our new products, and to thereby achieve the full potential of our assets (also known as the “target product profile”). It is increasingly challenging to adequately recruit a sufficient number of patients in the US for clinical trials due to competition from other clinical trials, and the cost and effort associated with expanding our operations for the recruitment of patients into such trials. Similarly, the post‑approval regulatory burden has also increased, and may continue to increase, as regulators are increasingly focused on long-term data. For example, certain of our products have received, and in the future may receive, accelerated approvals that are contingent upon confirmatory studies, including data that continues to demonstrate clinical benefit or safety. These requirements make the maintenance of regulatory approvals and label expansions for our products increasingly expensive, and further heighten the risk of recalls, product withdrawals, changes to product specifications, loss of market share, and loss of revenue and profitability.
The clinical testing, regulatory processes and post-approval activities described above have become, and may in the future continue to become, more difficult during pandemics and periods of geopolitical and economic uncertainty. This is due to challenges related to recruiting, enrolling and treating patients in clinical trials, as well as to ensuring the supply of trial materials.
Furthermore, our research and development activities must be conducted in an ethical and compliant manner. Among other things, we are concerned with patient safety (both pre- and post-product approval), data privacy, current Good Clinical Practices (cGCP) requirements, data integrity, the fair treatment of patients, broad representation in the recruitment of patients to clinical trials, and animal welfare. If we fail to properly manage such issues, we risk injury to third parties, damage to our reputation, negative financial consequences as a result of potential claims for damages, sanctions and fines, and the potential that investments in research and development activities may not bring the expected benefits to us. For a further description of the research and development of, and approval processes for, our products, see “Research and development” and “Regulation” under “Item 4. Information on the Company—Item 4.B Business overview.”
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
If we fail to obtain and maintain adequate intellectual property protection, we may not be able to prevent third parties from launching generic or biosimilar versions of our branded products or from using our proprietary technologies. Intellectual property protection related to particular compound forms, uses, formulations, or processes may not preclude third parties from designing around our rights to compete with our products. Loss of intellectual property protection and the introduction of generic or biosimilar competition for a patented branded medicine in a country typically result in a significant reduction in net sales and operating income for the branded product. In any given year, we may experience a potentially significant impact on our net sales from products that have already lost intellectual property protection, as well as products that may lose protection during the year. Such competition can occur after successful challenges to intellectual property rights or the regular expiration of the patent term or other intellectual property rights. Such competition can also result from the entry of generic or biosimilar versions of another medicine in the same therapeutic class as one of our drugs or in a competing therapeutic class, from a Declaration of Public Interest or the compulsory licensing of our intellectual property by governmental authorities, or as a result of a general weakening of intellectual property and governing laws in certain countries around the world. In addition, generic or biosimilar manufacturers may sometimes launch products “at risk” before the final resolution of legal proceedings concerning the infringement or validity of relevant patents or regulatory exclusivities. For example, we lost market exclusivity for Entresto in the US in July 2025, and thereafter experienced a substantial decline in Entresto sales in that market during the second half of 2025. Our regulatory data protection for Entresto in Europe expires in November 2026, and revenues will decline substantially thereafter unless we are successful in appropriately asserting our intellectual property rights that expire later. Further, certain of our other products may face significant generic competition as we anticipate the expiration of certain patent-based or regulatory exclusivities in the coming years for certain of our key marketed products. For more information on the patent and generic competition status of our products, see “Item 4. Information on the Company—Item 4.B Business overview—Intellectual property.”
We also rely across all aspects of our businesses on unpatented proprietary technology, know-how, trade secrets, and other confidential information. We seek to protect these through various measures, including confidentiality agreements with employees, licensees, third-party collaborators, contractors, and consultants who may have had access to such information. If these agreements are breached or our other protective measures should fail, we may not be able to prevent a third party from copying or otherwise obtaining and using our trade secrets or other intellectual property without authorization, and our contractual or other remedies may not be adequate to cover our losses. Further, others may independently and lawfully develop substantially similar or identical products that circumvent our intellectual property by means of alternative designs or processes or otherwise.
In addition, third parties may claim that our products or business infringe, misappropriate or otherwise violate patents or other intellectual property rights held by them. Claims of intellectual property infringement, misappropriation or other violations can be costly and time-consuming to resolve and may delay or prevent product launches. If successful, these actions may involve payment of future royalties or damages (including treble damages on US sales if we are found to have willfully infringed valid patent rights of a third party) and may also involve injunctive relief requiring the removal of one or more dosage strengths of a product from the market (or removal of a therapeutic indication from the product’s approved labeling) for a period of time or throughout the life of the asserted intellectual property right. Such damages or such an injunction may have a material impact on our operating income and net sales.
A third party may also claim that our owned or licensed patent rights are not infringed or are invalid or unenforceable in a litigation. The outcome following such legal assertions is unpredictable, and the loss of patent rights as a result of such assertions could result in the introduction of generic or biosimilar competition for, and reduction in sales of, the branded product covered by such patent rights. The outcome may also result in our inability to obtain fair value for the use of our patents, or to obtain an injunction preventing the unlicensed practice of our patents. In addition, intellectual property protection in certain jurisdictions outside the EU and US may be weaker, and we may face heightened risks to our intellectual property rights in these jurisdictions, including competition with generic, infringing or counterfeit versions of our products at or after launch.
Because we may have substantially reduced marketing and research and development expenses related to products that are in their final years of exclusivity, the initial loss of protection for a product during a given year could also have an impact on our operating income for that year in an amount corresponding to a significant portion of the product’s lost sales. The magnitude of the impact of generic or biosimilar competition on our income could depend on a number of factors. These include: with respect to income in a given year, the time of year at which the generic or biosimilar competitor is launched; the ease or difficulty of manufacturing a competitor product and obtaining regulatory approval to market it; the number of generic or biosimilar competitor products approved, including whether, in the US, a single competitor is granted an exclusive marketing period; whether an authorized generic is launched; the geographies in which generic or biosimilar competitor products are approved, including the strength of the market for generic or biosimilar pharmaceutical products in such geographies, and the comparative profitability of branded pharmaceutical products in such geographies; and our ability to successfully develop and launch new products for patients that may also offset the income lost to generic or biosimilar competition.
Alliances, acquisitions and integration
Risk description
Failure to identify, execute or realize the expected benefits from our external business opportunities
Context and potential impact
As part of our strategy as a focused innovative medicines company, we routinely evaluate external opportunities that could strengthen our portfolio by acquiring and divesting products, entering new areas of business, or entering into strategic alliances and collaborations. Additionally, strategic deals with early stage companies or involving new technology platforms contribute to our innovation. For example, in 2025, we closed the acquisitions of Anthos Therapeutics, Regulus Therapeutics, and Tourmaline Bio, announced the proposed acquisition of Avidity Biosciences, and entered into several strategic partnerships for the development and commercialization of innovative products across our core therapeutic areas and technology platforms. This strategy relies on our ability to identify strategic external business opportunities, which may be limited, in a highly competitive environment, including assessing the value of early stage companies, and to close transactions with third parties on mutually acceptable terms and timelines. The market for clinical-stage assets and cutting-edge technology platforms within our core therapeutic areas is highly competitive and we may be unsuccessful in acquiring businesses or assets or entering into strategic partnerships that may complement our existing portfolio.
Once the key terms of a strategic transaction have been agreed with a third party, we may not be able to reach final agreement on the transaction as a result of, among other things, disagreement on the contractual terms or negative due diligence results. In addition, we cannot be sure that pre-transaction due diligence will identify all possible issues that might arise during and after the transaction. Further, regulatory scrutiny of business acquisitions in our industry, including by competition authorities across jurisdictions globally, could delay, jeopardize or increase the costs of our business development activities. Our efforts on such transactions can also divert management’s attention from our existing businesses and pursuing multiple transactions at the same time may impact our ability to efficiently conduct appropriate levels of pre-transaction technical due diligence, and to consummate such transactions.
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
Social impact and sustainability matters
Risk description
Failure to meet rapidly evolving social impact and sustainability expectations
Context and potential impact
In addition to financial results, companies are scrutinized by various stakeholders for their performance on a variety of matters related to social impact and sustainability. An inability to successfully perform on social impact and sustainability matters and to meet heightened and sometimes conflicting stakeholder expectations could result in negative impacts on our reputation, recruitment, retention, operations, access to capital, financial results, and share price.
Topics related to large societal changes, such as social inequity, access to medicines, and climate change, are important to a wide range of our stakeholders. For example, a variety of organizations measure the performance of companies on social impact and sustainability topics, and the results of these assessments are widely publicized. In addition, investments in funds that focus on companies that perform well in such assessments remain significant, and major institutional investors have publicly emphasized the importance of such measures in making their investment decisions. Our actions related to social impact and sustainability topics may, in the long term, impact our operations and ability to achieve our strategic goals, and ultimately could have a potential negative impact on the value of Novartis.
Considering the fast pace of change in external expectations, including a range of upcoming social impact and sustainability regulations in various jurisdictions, there can be no certainty that we will manage such issues successfully, that the standards we currently use to measure our performance against our social impact and sustainability commitments and goals will remain the same, or that we will successfully meet society’s or investors’ expectations. Failure to meet rapidly evolving regulatory requirements, investor, and societal expectations could also result in litigation or regulatory actions, which could have a material adverse impact on our reputation, recruitment, retention, operations, financial results, and share price. Additionally, partners in our value chain that we do not control may not comply with commitments and goals we set for ourselves, which may have a negative impact on our business.
Artificial Intelligence
Risk description
Failure to successfully implement AI solutions and capture the full potential of AI opportunities
Context and potential impact
AI presents opportunities across our value chain. The race to harness AI is intensifying, as competitors seek tangible benefits, including faster trial execution, improved yield, and AI-discovered biologics in clinical development. If we fail to drive an effective enterprise AI strategy and capture these opportunities, or if our competitors secure more sophisticated AI models, algorithms or partnerships than us, the result will be significant loss of competitive advantage in developing and launching our medicines.
There are significant risks involved in utilizing AI, and no assurance can be provided that our use will enhance our business and operations or produce the intended results. For example, AI algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies — any of which may not be easily detectable. AI systems are susceptible to producing false or “hallucinatory” inferences or outputs, and AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, reputational, or other challenges. Further, inappropriate or controversial data practices, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our business and operations. If the AI solutions that we create or use are deficient or inaccurate, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which our AI solutions or other AI tools we use rely, we may also incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.
In addition, regulation of AI is rapidly evolving worldwide as legislators and regulators are increasingly focused on these emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection and information security, consumer protection, competition, labor and equal opportunity laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. We may not be able to anticipate how to respond to these rapidly evolving frameworks, which may increase compliance costs and constrain global business processes. We may need to expend resources to adjust our use of AI in certain jurisdictions if the legal frameworks are inconsistent or divergent across jurisdictions. Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise related to the use of AI.

Operational risks
Cybersecurity and data protection
Risk description
Cybersecurity breaches, data loss and catastrophic loss of IT systems
Context and potential impact
We are heavily dependent on critical, complex and interdependent information technology (IT) systems, including internet‑based systems to support our business processes. We also outsource significant parts of our IT infrastructure to third-party providers, including those who provide AI services and technology, and currently use these providers to perform business-critical IT and non-IT services for us. We are therefore vulnerable to cybersecurity attacks and incidents on such networks and systems — whether our own or those of the third-party providers that we contract — and we have experienced, and may in the future experience, such cybersecurity threats and attacks. Cybersecurity threats and attacks take many forms, and the size, age and complexity of our IT systems make them potentially vulnerable to external and internal security threats; outages; malicious intrusions and attacks; cybercrimes, including state-sponsored cybercrimes; malware; ransomware; misplaced or exposed data, lost data or data errors; programming or human errors; or other similar events, and may remain undetected for significant periods of time. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures that are effective against all such security threats. The risk of such threats and attacks has increased in part due to the rise of AI, and as virtual and remote working have become more common, and sensitive data is accessed by employees working in less secure, home-based environments. In addition, due to our reliance on third-party providers, we have experienced, and may in the future experience, interruptions, delays or outages in IT service availability due to a variety of factors outside our control, including technical failures, natural disasters, fraud, or security attacks experienced by or caused by third-party providers. Interruptions in the service provided by these third parties could affect our ability to perform critical tasks. Further, businesses we acquire may be more vulnerable to cybersecurity attacks and we may be unable to address such deficiencies immediately after acquisition.
A significant information security or other event, such as a disruption or loss of availability of one or more of our IT systems, whether managed by us or a third-party service provider, has previously and could in the future negatively impact important business processes. These include the conduct of scientific research and clinical trials, the submission of data and information to health authorities, our manufacturing and supply chain processes, our shipments to customers, our compliance with legal obligations, and communication between employees and with third parties.
In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information, and personal information). IT issues have previously led to, and could in the future lead to, the compromise of trade secrets, confidential information or other intellectual property that could be sold and used by competitors to accelerate the development or manufacturing of competing products; the compromise of personal financial and health information; and the compromise of IT security data such as usernames, passwords and encryption keys, as well as security strategies and information about network infrastructure, which could allow unauthorized parties to gain access to additional systems or data. In addition, malfunctions in software or medical devices that make significant use of IT could lead to a risk of direct harm to patients. The costs related to significant security breaches or disruptions could be material and any cybersecurity insurance that we may have in place may not cover such expenses. If the information technology systems of our third-party providers become subject to disruptions or security breaches, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
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
Strategic technology programs implementation
Risk description
Failure to successfully implement our IT strategy may disrupt our core business processes
Context and potential impact
We rely on various IT systems to operate our complex global business and several of our current IT systems are reaching the end of their useful life. As a result, we are implementing several companywide IT programs to replace and consolidate outdated IT systems, to simplify and standardize our processes, systems and tools, and to create a unified data marketplace. These changes could cause disruptions to our operational stability, including to our internal controls and ability to produce accurate financial statements, as we transition to these new programs. Implementation and operation of these new systems involves certain risks, including: the potential for a failure of the new systems to operate as expected; a failure to properly integrate new systems with other systems we use; delays in adopting and scaling new systems; potential loss of data or information; a failure of, or potential issues with, systems related to our payment and procurement processes; compliance issues; and cost overruns and delays. An inability to implement our IT strategy in a timely and successful manner may prevent us from materializing expected business benefits or capitalizing on opportunities, and could lead to business disruptions, cost inefficiencies and potential exposure to legal, regulatory and reputational risks as our internal controls could be negatively affected. Any disruptions or malfunctions of new systems could cause critical information to be delayed, lost, defective, corrupted, or rendered inadequate or inaccessible, which could negatively impact our operations, the effectiveness of our internal controls, and financial condition.
Talent and external workforce management
Risk description
Inability to identify, attract, develop and retain qualified talent for critical roles or to effectively manage our external workforce could hinder our growth and result in increased information security, data and legal compliance risks
Context and potential impact
We rely on identifying, attracting, developing and retaining a highly skilled workforce across our business and functions to achieve our objectives. Any failure to develop and sustain a supply of key personnel — including senior members of our scientific and management teams, high‑quality researchers and development specialists, and skilled employees with key capabilities in priority markets — could hinder our innovation, execution, and competitiveness in such markets, adversely affect our ability to achieve our key business objectives and negatively impact our brand and reputation.
The market for skilled talent has become increasingly competitive, and we anticipate this trend will persist in the long term. We face a challenge to attract and retain top talent in several areas, including biology, immunology, chemistry, clinical development, drug manufacturing, data, digital and IT, including AI, oncology, and advanced therapy platforms (i.e., gene and cell therapy, radioligand therapy, and xRNA). In addition, many pharmaceutical and biotechnology companies, universities and research centers, and government entities with significant capital are not only competing with us to attract the same skilled talent, but are also aggressively pursuing our experienced talent. Additionally, if the performance of our leadership and management fails to build on our capabilities, the results could be suboptimal performance of our teams and misalignment with strategic goals, and could hinder our ability to attract, develop and retain qualified talent in critical roles. Furthermore, if we are unable to retain and engage key talent of companies that we acquire and integrate, we may not be able to realize the full value of these acquisitions.
In recent years, we have adopted new ways of working that include location flexibility and increasingly recruiting from a global pool of talent. However, the success of our business continues to depend on having employees who possess local knowledge of, and experience in, our key markets. The external talent supply is especially limited in many of the geographies that are expected to be sources of growth for us. In the US, China and several other markets, the geographic mobility of talent is decreasing, as they find ample career opportunities available closer to home. Additionally, if we are unable to manage our external workforce effectively, it could lead to suboptimal access to external capabilities, limited cost management, reduced engagement, increased IT and compliance risks, and impaired strategic decision-making.
The risks associated with the challenging talent market will be exacerbated if we are unable to retain and effectively develop employees or to maintain an internal pipeline with critical skills, experiences, and leadership to deliver our business priorities. As a result, development, engagement, motivation, succession planning, and performance rewards for our critical talent are essential to achieving our business priorities. Further, we make substantial investments into developing and training our employees to meet our evolving business needs, including AI capabilities and competencies to assess the reliability and accuracy of AI-generated outputs. If these efforts are unsuccessful, we may fail to develop the necessary talent with critical skills and capabilities.
Legal, regulatory and compliance
Risk description
Challenges posed by evolving legal and regulatory requirements
Context and potential impact
We are subject to an extensive and complex framework of laws and regulations across the jurisdictions in which we operate. The laws and regulations relevant to the healthcare industry and applicable to us are broad in scope, are subject to change, and have evolving interpretations, which could require us to incur substantial costs associated with compliance or to alter one or more of our business practices. For example, we have been, are currently, and may in the future be, subject to various significant legal proceedings, such as private party litigation, government investigations, and law enforcement actions worldwide. These types of matters may take various forms based on evolving government enforcement and private party litigation priorities, and could include, among other things, matters pertaining to allegations regarding: pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust and competition; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cyber and data security; use of technologies, including AI; data privacy; regulatory interactions; disclosure compliance; and intellectual property. Such matters can involve civil or criminal proceedings and can retroactively challenge practices previously considered to be legal.
There is also a risk that governance of our medical and patient support activities, and of our interactions with governments, public officials/institutions, healthcare professionals, healthcare organizations, and patient organizations may later be deemed inadequate or fail, or that we may undertake activities based on improper or inadequate scientific justification.
New requirements may also be imposed on us due to changing government and societal expectations regarding the healthcare industry, as well as evolving standards of acceptable corporate behavior generally.

For example, we are faced with laws and regulations requiring changes in how we do business, including with respect to disclosures concerning our interactions with healthcare professionals, healthcare organizations, and patient organizations. These laws and regulations include requirements that we disclose payments or other transfers of value made to healthcare professionals and organizations, as well as information related to the costs and prices for our products, which represent evolving standards of acceptable corporate behavior. These requirements may cause us to incur significant costs, including substantial time and additional resources, that are necessary to bring our interactions with healthcare professionals and organizations into compliance with these evolving standards. There is also an increased risk of noncompliance with applicable laws and regulations as we pursue new strategies and make organizational changes that may cause responsibilities for compliance matters to become unclear. An actual or alleged failure to comply with the law or with heightened public expectations could lead to substantial liabilities, fines, penalties or other losses that may not be covered by insurance adequately or at all.
Legal proceedings and investigations are inherently unpredictable, and significant judgments sometimes occur. Regardless of the outcome of any legal proceedings, such proceedings are costly and time-consuming. They require significant attention from our management, and could therefore have a material adverse effect on our business, financial condition, and results of operations. Consequently, we may in the future incur judgments that could involve large payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages. In addition, such legal proceedings and investigations, even if meritless, may affect our reputation, may create a risk of potential exclusion from government reimbursement programs in the US and other countries, and may lead to civil litigation or criminal exposure. As a result, we have in the past and may again in the future, enter into major settlements of such claims without bringing them to final legal adjudication, despite having potentially significant defenses against them, to limit the risks they pose to our business and reputation. Such settlements may require us to pay significant sums of money and to enter into corporate integrity or similar agreements, which are intended to regulate company behavior for extended periods. From time to time, we may also initiate challenges to laws or regulations that we believe to be illegal or unconstitutional. The result of such litigation that we may pursue is inherently uncertain and may negatively impact our business and reputation.
For information on significant legal matters pending against us, see “Item 18. Financial Statements—Note 20. Provisions and other non‑current liabilities” and “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities.”
External partner risk management and human rights
Risk description
Failure to maintain adequate governance and risk oversight over external partner relationships, and failure of external partners to meet their contractual, regulatory or other obligations
Context and potential impact
We rely on external partners for the performance of certain key business functions and services, including, among others, research and development, manufacturing operations and warehousing and distribution, certain finance functions, sales and marketing activities, and data management. Many of our external partners do not have internal compliance systems or resources comparable to ours.
Our reliance on external partners poses certain risks. These include the misappropriation of our intellectual property, the failure of the external partner to comply with our standards, including environmental, anti-bribery, human rights and labor rights standards; regulatory standards; societal expectations; quality assurance requirements; unexpected supply disruptions; breach of information security & data privacy standards, breach of our agreement by the external partner; and the unexpected termination or nonrenewal of our agreement by the external partner. Any of these risks could result in legal claims or proceedings, liability under applicable laws or significant regulatory penalties, and could disrupt our operations and have a negative impact on our reputation.
In addition, in certain jurisdictions we are required to, and the public may expect us to, take responsibility for and report on compliance with various human rights, responsible sourcing and environmental practices, as well as other actions of our external partners around the world.
Ultimately, if external partners fail to meet their obligations to us, we may lose our investment in the relationship with the external partners or we may fail to receive the expected benefits of our agreements with the external partners. While we aim to identify and assess any risk of harm to society caused by our external partners’ operations, should any of these external partners fail to comply with the law or our standards, or should they otherwise act inappropriately while performing services for us, we could be held responsible for their acts, our reputation may suffer, and penalties could be imposed on us.
Supply chain and product quality
Risk description
Inability to maintain continuity of product supply and to ensure proper controls in product development and product manufacturing
Context and potential impact
The development and manufacture of our products is complex and heavily regulated by governmental health authorities around the world, and regulations vary by country. Healthcare systems, healthcare providers, and patients rely on us to meet the highest quality standards. Regardless of whether our products and the related raw materials are developed and manufactured at our own manufacturing sites or by third parties, we must ensure that all development, manufacturing, quality control, and supply processes comply with regulatory requirements and cGMPs, as well as our own quality standards to deliver novel therapies while ensuring patient safety. In recent years, global health authorities have substantially intensified their scrutiny of manufacturers’ compliance with regulatory requirements. Failure to comply with regulatory requirements by us or third-party suppliers may result in the suspension of manufacturing; the shutdown of production facilities or production lines; the recall of clinical or commercial products; the receipt of warning letters; the seizure of products; injunctions or debarment; delays in or failure to secure product approvals; or harm to patients or our reputation. Even slight deviations at any point in the production of our products or in the materials used have led to, and may in the future lead to, production failures or recalls. Additionally, we may acquire new companies or technology platforms that may not fully comply with regulatory requirements or expectations, which may pose legal, financial and reputation risks for us post-acquisition.
The technically complex manufacturing processes required to produce many of our products increase the risk of both production failures and product recalls, and can increase the cost of producing our goods. In addition, we manufacture and sell a number of sterile products, biologic products, and products that involve advanced therapy platforms, such as gene and cell therapy, radioligand therapy, and xRNA, or require a supply of highly specialized raw materials, such as cell lines, tissue samples, bacteria, viral strains, and radioisotopes. Due to this complexity, there is a risk of failure in the production and supply of critical raw materials, which may result in supply interruptions and/or product recalls due to manufactured products not meeting required specifications. Further, for some of our products and raw materials, we may rely on a single source of supply, and are therefore vulnerable to shortages. In addition, due to the inherent nature of our manufacturing processes and the supply chains for advanced therapy platforms, we are required to plan our production activities and purchase of materials well in advance. If we suffer from third-party raw material shortages, underestimate market demand for a product, or fail to accurately predict when a new product will be approved for sale, we may not be able to produce sufficient product to meet demand. These issues could be made worse during a pandemic, or as a result of macroeconomic factors or geopolitical events, such as military actions and wars in certain parts of the world, and could lead to a sudden increase in demand for selected medicinal products, resulting in the short-term scarcity of critical materials; logistical and supply challenges that may lead to an inability to ship products from one location to another; or our inability to properly operate a manufacturing site due to restrictions imposed. Our inability, or that of our suppliers, to manage such issues could lead to shutdowns, product shortages, or to us being entirely unable to supply products to patients for an extended period of time. Furthermore, as our products are intended to promote the health of patients, such shortages or shutdowns could harm our reputation, and have led to, and could continue in the future to lead to, significant losses of sales revenue, potential litigation or allegations that the public health, or the health of individuals, has been harmed. For more information, see “Item 4. Information on the Company—Item 4.B. Business overview—Production.”
Data privacy
Risk description
Noncompliance with personal data protection laws and regulations
Context and potential impact
Our business, including certain core activities such as clinical research and healthcare professional engagement, relies on the collection, processing, analysis and interpretation of large sets of patients’, health care professionals’ and other individuals’ personal information, including via technologies, vendors, and social media. The operation of our global business requires data to flow to our third-party contractors' systems and across the borders of numerous countries in which there are different, potentially conflicting, and frequently changing, data privacy laws in effect. Examples of such laws include: the EU General Data Protection Regulation (GDPR); Brazil’s General Personal Data Protection Law; the Personal Information Protection Law in China; and multiple comprehensive state privacy laws in the US. Such laws impose stringent requirements on how we — and third parties with whom we contract — collect, share, export, protect or otherwise process personal information, and provide for significant penalties for noncompliance. Security breaches of our systems or those of our third-party contractors, or other failures to protect the data we collect from misuse or breach by third parties, could expose such personal information to unauthorized persons. This could result in: legal claims or proceedings; liability under applicable data privacy laws; and significant regulatory penalties, all of which could disrupt our operations and have a negative impact on our reputation.
Events involving the substantial loss or unlawful access or disclosure of personal information, use of personal information without a legal basis, or other privacy violations could give rise to significant liability, reputational harm, damaged relationships with business partners, and potentially substantial monetary penalties and other sanctions under laws enacted or being enacted around the world. Such events could also lead to restrictions on our ability to use personal information and/or transfer personal information across country borders, which could interfere with critical business operations. In addition, there is a trend of increasing divergence of data privacy legal frameworks, not only across these frameworks but also within individual legal (data and security) frameworks themselves. This divergence may increase compliance costs, constrain the implementation of global business processes, and bring about different approaches to the use of health data for scientific research, which may have a negative impact on our business and operations.
Falsified medicines
Risk description
Impact of falsified medicines on patient safety, and reputational and financial harm to us and our products

Context and potential impact
We continue to be challenged by the vulnerability of distribution channels to falsified medicines, which, as defined by the WHO, include counterfeit, stolen, tampered and illegally diverted medicines.
Falsified medicines pose patient safety risks and can be seriously harmful or life-threatening. Reports of adverse events related to falsified medicines and increased levels of falsified medicines in the healthcare system affect patients’ confidence in genuine medicines and in healthcare systems in general. These events could also cause us substantial reputational and financial harm, and could potentially lead to litigation if the adverse event from a falsified medicine is mistakenly attributed to our products. Stolen or illegally diverted medicines that are not properly stored and are later sold through unauthorized channels could adversely impact patient safety, our reputation, and our business. Furthermore, falsified medicines can lead to direct financial losses through social security fraud, recalls, or declines in sales of our legitimate products.
Healthcare agency disruptions
Risk description
Disruptions at the Food and Drug Agency (FDA), European Medicines Agency (EMA) and other government health agencies could negatively impact our business
Context and potential impact
The FDA, EMA and other government health agencies provide important oversight over certain aspects of our business, and review and approve our regulatory submissions. If these oversight and review activities are disrupted, our ability to develop and secure timely approval of our product candidates could be negatively impacted. For example, turnover in FDA leadership and reduction in personnel could lead to disruptions and delays in FDA guidance, review, and approval of our product candidates. While the FDA’s review of marketing applications and other activities for new drugs and biologics is largely funded through the user fee program established under the Prescription Drug User Fee Act, it remains unclear how any reduction in force and budget cuts will impact this program and the ability of the FDA to provide guidance and review our product candidates in a timely manner. There is also substantial uncertainty as to how regulatory reform measures being proposed by the current US administration will impact the FDA and other federal agencies with jurisdiction over our activities. In addition, government funding of other government agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable. For example, over the last several years, the US government has shut down several times, and certain regulatory agencies, such as the FDA, have had to furlough key employees and stop or slow oversight activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to review and approve our regulatory submissions in a timely way.
Accordingly, if there are any disruptions impacting the ability of the FDA, EMA or other governmental health agencies — including as a result of government shutdowns — to provide guidance on our development programs or to delay the review and approval of our regulatory submissions (including INDs, NDAs or BLAs), our business would be negatively impacted.
Emerging risks
Geopolitical developments
Risk description
Impact of geo- and socio-political threats
Context and potential impact
Geopolitical and social tensions and conflicts, such as changes in trade policies, including the imposition of tariffs, or changes in the diplomatic relations between governments, government shutdowns, changes in government administrations, sovereign risks, acts of war or aggression, and terrorist activities, have both a direct and indirect impact on the pharmaceutical industry and our operations. As a result of such tensions and conflicts, certain countries have adopted, or may in the future adopt, additional protectionist measures including the imposition of tariffs, which could have a material impact on our business. For example, in 2025, the US administration proposed tariffs on pharmaceuticals imported into the US. In December 2025, in recognition of our plans to expand our US R&D and manufacturing infrastructure, we announced that we expect to receive a three-year relief from any such tariffs. If tariffs or export controls are placed on pharmaceutical products or active pharmaceutical ingredients (APIs) in the US or other parts of the world and we do not receive relief from such tariffs, our supply chain and flow of our products could be disrupted, resulting in a material impact on our business and our financial results. There is also an additional risk that aggressive monetary and fiscal policies by governments and central banks to curb inflation may prompt market-specific recessions and raise the cost-of-living, further putting pressure on pricing and cost containment for the pharmaceutical industry.
Collectively, unstable geo- and socio-political conditions could, among other things, disturb the international flow of goods and increase the costs and difficulties of international transactions. This could potentially impact our ability to develop and supply our products to patients in an undisrupted fashion, and further erode reimbursement mechanisms for our medicines.
Macroeconomic developments
Risk description
Impact of macroeconomic developments
Context and potential impact
Our business may be impacted by deteriorating macroeconomic and financial conditions directly affecting us, our suppliers, payers and consumers. Given that patients in many jurisdictions directly pay a sizable and increasing portion of their own healthcare costs, there is a risk that patients may cut back on prescription drugs due to financial constraints.
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
At the same time, significant changes and potential future volatility in financial markets, the consumer and business environment, the competitive landscape, and the global political and security landscape make it increasingly difficult for us to predict our revenues and earnings, which may impact the success of our mid- and long-term planning.
Asset price corrections in financial markets may also result in lower returns on our financial investments. In addition, pricing pressures in developed markets resulting from efforts to reduce the cost of healthcare (e.g., in the US, the IRA, tariffs, or other legislation or regulation targeting the cost of drugs) may have a negative impact on our revenue and our net sales. In addition, inflation may have an impact on our operating costs in the form of higher prices for supplies, energy, raw materials, wages, and capital, which could reduce our net income.
Uncertainties around future central bank and other economic policies in the US and EU, including elevated interest rates, government shutdowns, debt ceilings, or government funding, could also impact world trade. Sudden increases in economic, currency or financial market volatility in different countries, such as fluctuations in the value of the US dollar, have also impacted and may continue to have an unpredictable impact on our business, or results of operations, including the conversion of our operating results into our reporting currency, the US dollar, as well as the value of our investments in our pension plans.
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
Climate change and natural disasters
Risk description
Failure to manage risks from climate change and natural disasters
Context and potential impact
We are exposed to a broad range of climate risks such as transition risks (e.g., regulatory frameworks, carbon pricing, and the cost of and access to capital) and physical risks (e.g., heat, water scarcity, tropical storms, rising sea levels, and flooding from severe weather events), which could vary in magnitude and impact across different countries.
Climate change has triggered, and may continue to trigger, the adoption of new and potentially diverging regulatory requirements across the globe, as well as rapidly evolving societal expectations. As a result, we may be required to increase our investment in measures such as technology, process changes, and materials from renewable or lower emission sources to reduce our energy use, water use, greenhouse gas emissions, and waste disposal. In addition, legislative and regulatory action, both current and in the future, includes or could include, carbon pricing, climate risk-related disclosures, and changes in zoning or building codes to increase business resilience. As a result, the combined impact of these transition risks could increase our direct operating costs or be passed on to us through the impact on our supply chain. Further, any failure to achieve climate-related commitments we have made in the past, or that we make in the future, in the expected timeframe, or at all, could result in negative impacts on our reputation, our operations, and the price of our shares.
Natural disasters and extreme weather events such as droughts, tornadoes, wildfires, tropical storms, flooding, and extreme heat pose physical risks to our business and our supply chain, which may be intensified by climate change. Some of our production facilities and supplier locations that depend on the availability of significant water supplies are located in areas where fresh water is increasingly scarce. Other facilities and suppliers are located in areas that, due to increasingly violent weather events, rising sea levels, or both, are increasingly at risk of substantial damage. In regions where such a risk is present, this has an impact not only on our own operations but also our distributed supply chain. Such events may result in the loss of life, increased costs, business interruptions, destruction of facilities, and disruption to healthcare systems that patients use to access our medicines. Furthermore, our headquarters and a number of our major production and research facilities are located near earthquake fault lines in Basel, Switzerland. Other major facilities are located near major earthquake fault lines in various locations around the world. A major earthquake could result in loss of life, business interruptions, and the destruction of our facilities. See also “Item 4. Information on the Company—Item 4.D Property, plants and equipment” and “Item 18. Financial Statements—Note 20. Provisions and other non-current liabilities.”
Tax laws and developments
Risk description
Changes in tax laws or their application
Context and potential impact
Our multinational operations are taxed under the laws of the jurisdictions in which we operate. Changes in tax laws or in their application could lead to an increased risk of international tax disputes and an increase in our effective tax rate, which could adversely affect our financial results. The integrated nature of our worldwide operations can produce conflicting claims from tax authorities in different jurisdictions as to the profits to be taxed in the respective jurisdictions, including potential disputes related to the prices our subsidiaries charge one another for intercompany transactions, known as transfer pricing. Most of the jurisdictions in which we operate have double tax treaties with other foreign jurisdictions, which provide a framework for mitigating the impact of double taxation on our revenues and capital gains. However, mechanisms developed to resolve such conflicting claims are largely untried and can be expected to be very lengthy. Accruals for tax contingencies are made based on experience, interpretations of tax law, and judgments about potential actions by tax authorities. However, due to the complexity of tax contingencies, the ultimate resolution of any tax matter may result in payments materially different from the amounts accrued.
In 2019, the Organization for Economic Co-operation and Development (OECD) launched a new initiative on behalf of the G20 to minimize profit shifting by working toward a global tax framework that ensures that corporate income taxes are paid where consumption takes place, in addition to introducing a global standard on minimum taxation combined with new tax dispute resolution processes. The implementation of a number of these new OECD principles began in 2024 in certain countries, including Switzerland. Once changes to the tax laws in any jurisdiction in which we operate are enacted or substantially enacted, we will be subject to the OECD minimum tax regime, the aim of which is to bring the total amount of taxes paid on our profit in a given jurisdiction up to a minimum rate of 15%. After implementing the qualified domestic top-up tax for financial year 2024, in September 2024, the Swiss Federal Council announced the implementation of the income inclusion rule in 2025 as a next step to further align with the new OECD global agreed standards. The US and China have abstained from the implementation of any of these rules, and pursuant to the “side-by-side” package published by the OECD in January 2026, the US is excluded from the global minimum tax project.
Due to ongoing discussions in many countries regarding the implementation and additional guidance from the OECD, the full impact in the longer term of the OECD minimum tax project on our financial position, income statement, and cash flows cannot currently be estimated as the OECD continues to issue additional guidance aimed at providing more clarity on the application of the new global standards.
In the US, Public Law No. 119–21 (commonly referred to as the “One Big Beautiful Bill Act” (OBBBA)) was signed into law on July 4, 2025. The OBBBA codifies certain key changes including the treatment of US R&D expenses, increasing the interest expense deduction limits and reducing R&D credits. Additionally, beginning in 2026, the Foreign Derived Intangible Income (FDII) was renamed the Foreign‑Derived Deduction Eligible Income (FDDEI), and the tax rate was increased to 14%, and is not reduced by R&D expenditures and interest expenses.
While we have taken steps to comply with the evolving tax initiatives of the OECD, the US, and the EU, and we will continue to do so, given the complexity of tax laws, related regulations, and evolving interpretations, significant uncertainties remain as to the outcome of our efforts.
For more information, see “Item 18. Financial Statements—Note 6. Income taxes” and “Item 18. Financial Statements—Note 12. Deferred tax assets and liabilities.”
General risks
Indebtedness
Risk description
Our indebtedness could adversely affect our operations
Context and potential impact
As of December 31, 2025, we had USD 27.9 billion of non‑current financial debt, and USD 5.6 billion of current financial debt. Our current and long‑term debt requires us to dedicate a portion of our cash flow to service interest and principal payments, and, if interest rates rise, this amount may increase. As a result, our existing debt may limit our ability to use our cash flow to fund capital expenditures, to engage in transactions, or to meet other capital needs, or otherwise may place us at a competitive disadvantage relative to competitors that have less debt. Our debt could also limit our flexibility to plan for and react to changes in our business or industry, and increase our vulnerability to general adverse economic and industry conditions, including changes in interest rates or a downturn in our business or the economy. We may also have difficulty refinancing our existing debt or incurring new debt on terms that we would consider to be commercially reasonable, if at all.
Goodwill and intangible assets other than goodwill
Risk description
Goodwill and intangible assets other than goodwill resulting in significant impairment charges
Context and potential impact
We carry a significant amount of goodwill and intangible assets other than goodwill on our consolidated balance sheet. These include, in particular, substantial goodwill and intangible assets other than goodwill obtained through acquisitions, including most recently through our acquisitions of Anthos Therapeutics, Regulus Therapeutics, and Tourmaline Bio, and through long-term research and development agreements with various third parties. As a result, we have incurred, and may in the future incur further, significant impairment charges if the fair value of the intangible assets other than goodwill and the groupings of cash-generating units containing goodwill would be less than their carrying value on our consolidated balance sheet at any point in time.
We regularly review our intangible and tangible assets for impairment, including identifiable intangible assets and goodwill. If one or more events occur that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill and intangible assets other than goodwill, such revision could result in an impairment charge in the period in which it occurs. Any significant impairment charges could have a material adverse effect on our results of operations and financial condition. In 2025, for example, we recorded impairment charges of USD 557 million on intangible assets other than goodwill.
For a detailed discussion about how we determine whether an impairment has occurred, what factors could result in an impairment, and the impact of impairment charges on our results of operations, see “Item 18. Financial Statements—Note 1. Accounting policies” and “Item 18. Financial Statements—Note 11. Goodwill and intangible assets other than goodwill.”
Foreign currency exchange rates
Risk description
Negative effect on financial results due to foreign currency exchange rate fluctuations
Context and potential impact
Changes in exchange rates between the US dollar, which is our reporting currency, and other currencies have previously resulted in, and in the future may result in, significant increases or decreases in our reported sales, costs, and earnings as expressed in US dollars, as well as in the reported value of our assets, liabilities and cash flows.
In addition to ordinary market risk, there is a risk that countries could take affirmative steps that could significantly impact the value of their currencies. Such steps could include unconventional monetary policies, tariffs, and potential withdrawals by countries from common currencies. In addition, countries facing local financial difficulties, including countries experiencing high inflation rates, and highly indebted countries facing large capital outflows, may impose controls on the exchange of foreign currency. Currency exchange controls and sanctions could limit our ability to distribute retained earnings from our local affiliates, or to pay intercompany payables due from those countries.
Despite measures undertaken to reduce or hedge against foreign currency exchange risks, as a significant portion of our earnings and expenditures are in currencies other than the US dollar, including expenditures in Swiss francs that are significantly higher than our revenue in Swiss francs, any such exchange rate volatility may negatively and materially impact our results of operations and financial condition, and may impact the reported value of our net sales, earnings, assets, and liabilities. In addition, the timing and extent of such volatility can be difficult to predict. Furthermore, depending on the movements of particular foreign exchange rates, we may be materially adversely affected at a time when the same currency movements are benefiting some of our competitors.
For more information on the effects of currency fluctuations on our consolidated financial statements and on how we manage currency risk, see “Item 5. Operating and Financial Review and Prospects—Item 5.B Liquidity and capital resources—Effects of currency fluctuations” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”
Key customers
Risk description
Concentration among our key customers
Context and potential impact
A significant portion of our global sales is to a small number of drug wholesalers, retail chains, governments, and other purchasing organizations. For example, our three largest customers globally accounted for approximately 18%, 13% and 7%, respectively, of net sales in 2025. The top three largest customers' trade receivables outstanding amounted to 16%, 12% and 6%, respectively, of the trade receivables at December 31, 2025. Historically, there has been a trend of consolidation among our customer base, which may continue in the future. As a result, we are exposed to a concentration of credit risk among our key customers. If one or more of our major customers experienced financial difficulties, the effect on us would be material, and would result in a substantial loss of sales and an inability to collect amounts owed to us.
Environmental matters
Risk description
Impact of environmental liabilities
Context and potential impact
The environmental laws of various jurisdictions impose actual and potential obligations on us to investigate and remediate contaminated sites, including in connection with activities in the past by businesses that are no longer part of Novartis. In some cases, these remediation efforts may take many years. While we have set aside provisions for known worldwide environmental liabilities that are probable and estimable, there is no guarantee that additional costs will not be incurred beyond the amounts for which we have provided in our consolidated financial statements. If environmental contamination resulting from our facility operations, business activities or products adversely impacts third parties, or if we fail to properly manage the safety of our facilities, including the safety of our employees and contractors, and the environmental risks, we may face substantial one-time and recurring costs and other penalties, as well as being required to increase our provisions for environmental liabilities.
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
For a description of important corporate developments since January 1, 2023, see “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.” For information regarding the Company’s material commitments for capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Material contractual obligations and commitments.”
The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

4.B Business overview

Overview
Novartis is an innovative medicines company, engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of pharmaceutical products. Our purpose is to reimagine medicine to improve and extend people’s lives. Our strategy is to deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches. To support our strategy, we have clear focus areas where we commit most of our time, energy and resources. These core therapeutic areas are cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. For more information about our strategy, see “Item 5. Operating and Financial Review and Prospects—Overview—Our strategy.”
In 2025, Novartis achieved net sales from continuing operations of USD 54.5 billion, and net income from continuing operations amounted to USD 14.0 billion. Headquartered in Basel, Switzerland, we employed 75 267 full‑time equivalent employees as of December 31, 2025. Our products are sold in approximately 120 countries around the world.
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
• Operations manufactures and delivers our medicines to customers, while also overseeing the global functions of IT, procurement, and real estate services.
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
While we typically seek to sell our marketed products throughout the world, not all products and indications are available in every country. The indications described in these summaries may therefore vary by country. In addition, a product may be available under different brand names depending on the country and indication.
• Entresto (sacubitril/valsartan) is an oral, first-in-class angiotensin receptor-neprilysin inhibitor. Entresto enhances the protective effects of a hormone system called the natriuretic peptide system, and simultaneously suppresses the harmful effects of a hormone system called the renin-angiotensin-aldosterone system. It is approved:
• In the US, the EU, and other markets to treat adults who have symptomatic chronic heart failure with reduced ejection fraction (HFrEF). HFrEF is a disease in which the heart cannot pump blood efficiently
• In the US and other markets to treat adult patients with chronic heart failure with preserved ejection fraction (HFpEF). HFpEF is a disease in which the heart’s main pumping chamber (left ventricle) becomes stiff and unable to fill properly with blood
• In the US, the EU, and other markets to treat children and adolescents aged 1 year and older who have symptomatic chronic heart failure with left ventricular systolic dysfunction
• In China, Japan, and other markets to treat adult patients with essential hypertension (abnormally high blood pressure that is not the result of a medical condition)
• Cosentyx (secukinumab) is an injectable, fully human monoclonal antibody that selectively inhibits interleukin-17A (IL-17A), a cytokine involved in several immunological diseases. It is approved in the US, the EU, and other markets to treat:
• Adults and children aged 6 years and older with moderate-to-severe plaque psoriasis (this indication is also approved in China). Psoriasis is a debilitating systemic inflammatory disease that is characterized by the appearance of raised, red patches on the skin
• Adults with active non-radiographic axial spondyloarthritis (nr-axSpA). nr-axSpA is a long-term inflammatory disease that is characterized by chronic back pain and is not visible on X-rays
• Adults with active psoriatic arthritis (PsA). PsA is a type of progressive inflammatory arthritis that results in swollen and painful joints and tendons, which can cause structural damage to the bones and joints
• Adults with active ankylosing spondylitis (AS). AS is a progressive inflammatory disease that is characterized by chronic back pain, is generally visible on X-rays, and can cause structural damage to the bones and joints
• Children (aged 4 years and older in the US, and 6 years and older in the EU) with active enthesitis-related arthritis (ERA) and children (aged 2 years and older in the US, and 6 years and older in the EU) with active juvenile psoriatic arthritis (JPsA). ERA and JPsA are subtypes of juvenile idiopathic arthritis. If left untreated, they can lead to high levels of pain and disability
• Adults with moderate to severe hidradenitis suppurativa (HS). HS is a chronic skin disease that causes recurring boil-like lumps that may burst into open wounds and cause irreversible scarring, often in the most intimate parts of the body
An intravenous formulation of Cosentyx is approved in the US for the treatment of adults with active PsA, AS, and nr-axSpA.
• Kisqali (ribociclib) is a selective, oral cyclin-dependent inhibitor of kinases 4 and 6 (CDK4/6) — two enzymes involved in the control of cell cycle progression. Kisqali is approved in the US, the EU, and other markets to treat:
• Pre-, peri- and postmenopausal women, and men (US and other markets), with locally advanced or metastatic hormone receptor-positive (HR+)/human epidermal growth factor receptor 2-negative (HER2-) breast cancer, in combination with an aromatase inhibitor as initial endocrine-based therapy. HR+/HER2- breast cancer is the most common subtype of breast cancer
• Pre-, peri- (EU) and postmenopausal women, and men (US), with locally advanced or metastatic HR+/HER2- breast cancer, in combination with fulvestrant, as a first- or second-line therapy
• Adults with HR+/HER2- stage II and III early breast cancer at high risk of recurrence, as an adjuvant treatment in combination with an aromatase inhibitor (US)
• Patients with HR+/HER2- early breast cancer at high risk of recurrence, as an adjuvant treatment in combination with an aromatase inhibitor (EU and other markets)
Kisqali was developed by our Biomedical Research organizational unit (formerly the Novartis Institutes for BioMedical Research) under a research collaboration with Astex Pharmaceuticals.
• Kesimpta (ofatumumab) is an anti-CD20 monoclonal antibody that enables the targeted depletion of B-cells, specifically in lymph nodes. Kesimpta is the only B-cell treatment for relapsing multiple sclerosis that is self-administered once-monthly via the Sensoready autoinjector pen, following three weekly starter doses. It is approved:
• In the US to treat adults with relapsing forms of multiple sclerosis, including clinically isolated syndrome, relapsing-remitting multiple sclerosis, and active secondary progressive multiple sclerosis. Multiple sclerosis is a disease in which the immune system attacks the protective covering of nerves (known as myelin)
• In the EU to treat adults with relapsing forms of multiple sclerosis with active disease defined by clinical or imaging features (i.e., relapse, disability, or lesions detected by MRI scans)
Approved indications vary by country. Ofatumumab was originally developed by Genmab and licensed to GlaxoSmithKline (GSK). Novartis obtained the rights to ofatumumab from GSK across all indications.
• Tafinlar + Mekinist (dabrafenib + trametinib) is an oral combination therapy. Tafinlar and Mekinist are kinase inhibitors of the BRAF and MEK1/2 proteins, respectively, approved in combination to treat patients who have certain types of cancer with a change in the BRAF gene (called a BRAF V600 mutation), including:
• Adults in the US, the EU, and other markets with unresectable or metastatic melanoma with a BRAF V600 mutation. Melanoma is a form of skin cancer; unresectable melanoma cannot be removed with surgery and metastatic melanoma has spread to other parts of the body. Tafinlar and Mekinist are also approved as single agents for this indication
• Adults in the US, the EU, and other markets with stage III melanoma with a BRAF V600 mutation as an adjuvant treatment (following surgery)
• Adults in the US, the EU, and other markets with advanced non-small cell lung cancer (NSCLC) with a BRAF V600 mutation. NSCLC is the most common type of lung cancer
• Adults and children aged 1 year and older in the US and other markets with unresectable or metastatic solid tumors with a BRAF V600E mutation whose cancer has progressed following prior treatment and who have no satisfactory alternative treatment options
• Children aged 1 year and older in the US, the EU, and other markets with low-grade glioma with a BRAF V600E mutation who require systemic therapy. Low grade gliomas are tumors that develop from brain cells.
Approved indications and pharmaceutical forms vary by country. Tafinlar is provided in capsules and dispersible tablets. Mekinist is provided in tablets and powder for oral solution. Novartis has worldwide exclusive rights to develop, manufacture, and commercialize trametinib granted by Shionogi & Co., Ltd. (as successor to Japan Tobacco Inc.).
• Jakavi (ruxolitinib) is an oral inhibitor of the JAK1 and JAK2 tyrosine kinases. It is the first JAK1/JAK2 inhibitor approved in the EU and other markets to treat:
• Adults with myelofibrosis (MF), including primary myelofibrosis, post-polycythemia vera myelofibrosis and post-essential thrombocythemia myelofibrosis. MF is a rare blood cancer characterized by abnormal blood cell production and scarring in the bone marrow, which can lead to an enlarged spleen
• Adults with polycythemia vera (PV) who are resistant or intolerant to a medication called hydroxyurea. PV is a rare blood cancer in which the bone marrow produces too many red blood cells, resulting in serious problems like clots
• Patients aged 12 years and older with acute or chronic graft-versus-host disease (GvHD) and who have had an inadequate response to corticosteroids or other systemic therapies, and for patients with GvHD aged 28 days to less than 18 years old. GvHD occurs in stem-cell transplant patients when donor cells see the recipient’s healthy cells as foreign and attack them
Novartis licensed ruxolitinib from Incyte Corporation for development and commercialization in the indications of oncology, hematology and GvHD outside the US. Incyte Corporation markets ruxolitinib as Jakafi® in the US.
• Pluvicto (lutetium (177Lu) vipivotide tetraxetan) is an intravenous prostate-specific membrane antigen (PSMA)-targeted radioligand therapy that combines a targeting compound (a ligand) with a therapeutic radionuclide (a radioactive particle, in this case lutetium-177). Pluvicto selectively delivers beta particle radiation to PSMA-positive cells, including prostate cancer cells and the surrounding cells, with a high tumor-to-normal-tissue uptake that minimizes off-target effects. It is approved:
• In the US, the EU, and other markets to treat adults with PSMA-positive metastatic castration-resistant prostate cancer (mCRPC), a type of advanced prostate cancer that has spread to other parts of the body (metastatic), who have already been treated with androgen receptor pathway inhibition and taxane-based chemotherapy
• In the US, to treat adult patients with PSMA-positive mCRPC who have already been treated with androgen receptor pathway inhibition therapy and are considered appropriate to delay taxane-based chemotherapy.
• Ilaris (canakinumab) is an injectable, selective, high-affinity, fully human monoclonal antibody that inhibits interleukin-1 beta (IL-1 beta), a key cytokine in the inflammatory pathway. It is approved in the US, the EU, and other markets to treat patients with certain debilitating rare autoinflammatory disorders, including:
• Adults and children with periodic fever syndromes. Periodic fever syndromes are a set of rare disorders characterized by recurrent episodes of illness, with fever as the main symptom
• Patients with Still’s disease, including systemic juvenile idiopathic arthritis and adult-onset Still’s disease. Still’s disease is a disorder that causes fevers, rash and joint pain
• Adults with acute gouty arthritis (a non-rare indication). Gouty arthritis is a type of arthritis characterized by pain, redness, tenderness and swelling in one or more joints
Approved indications vary by country.
• Xolair (omalizumab) is an injectable prescription medicine designed to target and block immunoglobulin E (IgE). It is approved:

• In the US, the EU, and other markets to treat adults and children aged 6 years and older with moderate-to-severe, or severe, persistent allergic asthma
• In the US, the EU, and other markets to treat adults and children aged 12 years and older with chronic spontaneous urticaria/chronic idiopathic urticaria (hives)
• In the US, the EU, and other markets to treat adults with nasal polyps or severe chronic rhinosinusitis with nasal polyps (CRSwNP). CRSwNP is a chronic inflammation of the nose and the sinuses with the presence of benign lesions (nasal polyps) on the lining of the nasal sinuses or nasal cavity
• In the US to treat adults and children one year and older with IgE-mediated food allergies for the reduction of allergic reactions, including reducing the risk of anaphylaxis, that may occur with accidental exposure to one or more foods
Approved indications and pharmaceutical forms vary by country. Xolair is provided as lyophilized powder for reconstitution, and as a liquid formulation in a pre-filled syringe and pre-filled pen. Novartis co-promotes Xolair with Genentech in the US and shares a portion of operating income, but Novartis does not record any US sales. Novartis records all sales of Xolair outside the US.
• Promacta/Revolade (eltrombopag) is a once daily oral thrombopoietin receptor agonist that works by stimulating bone marrow cells to produce platelets. It is approved in the US, the EU, and other markets to treat:
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
• Scemblix (asciminib) is an oral kinase inhibitor that works by binding to a part of the BCR-ABL protein called the ABL myristoyl pocket. It is approved:
• In the US, EU, and other markets to treat both newly diagnosed and previously treated adults with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in the chronic phase (CP)
• In the US and other markets to treat adults with Ph+ CML in the CP with the T315I mutation. The T315I mutation causes resistance to most available TKI therapies, and, as a result, patients with this mutation would otherwise have limited treatment options
• Zolgensma (onasemnogene abeparvovec)/Itvisma (onasemnogene abeparvovec-brve) is a one-time gene therapy designed to address the genetic root cause of spinal muscular atrophy (SMA) by replacing the function of the missing or nonworking SMN1 gene. A new working copy of the human SMN1 gene is delivered into a patient’s cells. SMA is a rare, genetic neuromuscular disease resulting in the progressive and irreversible loss of motor neurons, affecting muscle functions, including breathing, swallowing and basic movement. It is approved:
• In the US, the EU, and other markets as an intravenous infusion (Zolgensma) to treat babies and young children who have SMA with biallelic mutations in the SMN1 gene
• In the US and other markets as an intrathecal injection (Itvisma) to treat adults and pediatric patients 2 years of age and older living with SMA with a confirmed mutation in the SMN1 gene
Approved indications vary by country.
• Sandostatin SC (octreotide acetate for injection) and Sandostatin LAR (octreotide acetate for injectable suspension) are somatostatin analogs approved in the US, the EU, and other markets to treat:
• Adults with acromegaly that is inadequately controlled by surgery or radiotherapy. Acromegaly is a chronic disease caused by the oversecretion of growth hormone
• Patients with certain symptoms associated with carcinoid tumors and other types of functional gastrointestinal and pancreatic neuroendocrine tumors
Sandostatin LAR is also approved in the EU and other markets to treat patients with advanced neuroendocrine tumors of the midgut or of unknown primary tumor origin.
• Leqvio (inclisiran) is the first and only approved small-interfering RNA therapy to reduce LDL cholesterol, a risk factor for atherosclerotic cardiovascular disease (ASCVD), which is caused by plaque buildup in the arteries. Leqvio is administered by a healthcare professional twice a year as an injection, except in the first year of treatment where, following an initial dose, another dose is required after three months. It is approved:
• In the EU and other markets to treat adults with primary hypercholesterolemia (heterozygous familial and non-familial) or mixed dyslipidemia as an adjunct to diet. Leqvio is used in combination with a statin or with a statin plus other lipid-lowering therapies in patients unable to reach LDL cholesterol goals with the maximum tolerated dose of a statin, or alone or in combination with other lipid-lowering therapies in patients who are statin-intolerant or for whom a statin is contraindicated. Primary hypercholesterolemia and mixed dyslipidemia are disorders characterized by high levels of fats (lipids) in the blood
• In the US to treat adults with hypercholesterolemia, including heterozygous familial hypercholesterolemia (HeFH), as an adjunct to diet and statin therapy to reduce LDL cholesterol. Hypercholesterolemia, also known as high cholesterol, is characterized by high levels of fats in the blood

Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals, Inc.
• Tasigna (nilotinib) is a twice-daily oral tyrosine kinase inhibitor that acts by blocking the BCR-ABL protein. It is approved in the US, the EU, and other markets to treat:
• Patients with Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in the chronic and/or accelerated phase who are resistant or intolerant to existing treatment. Ph+ CML is a cancer that starts in the blood-forming cells of bone marrow
• Newly diagnosed adults and children with Ph+ CML in the chronic phase
• Lutathera (lutetium Lu 177 dotatate/lutetium (177Lu) oxodotreotide) is an intravenous targeted radioligand therapy approved in the US, the EU, and other markets to treat:
• Patients with somatostatin receptor-positive gastroenteropancreatic neuroendocrine tumors (GEP-NETs). GEP-NETs are rare tumors found in the digestive tract
Approved indications vary by country.
• Lucentis (ranibizumab) is a humanized, high-affinity antibody fragment that binds to vascular endothelial growth factor A (VEGF-A), a protein that can cause the growth of blood vessels in the eye, potentially leading to vision loss. Lucentis is an anti-VEGF therapy that is injected into the eye. It is approved in the EU and other markets to treat patients with certain eye conditions, including:
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
• Fabhalta (iptacopan) is an oral Factor B inhibitor of the alternative complement pathway, a part of the innate immune system involved in triggering inflammation and fighting infections. It is approved:
• In the US, the EU, and other markets to treat adults with paroxysmal nocturnal hemoglobinuria (PNH). PNH is a rare chronic blood disorder in which red blood cells are susceptible to premature destruction by the complement system
• In the US, for the reduction of proteinuria in adults with primary immunoglobulin A nephropathy (IgAN) at risk of rapid disease progression (generally UPCR ≥1.5 g/g). IgAN is a progressive, rare disease in which the immune system attacks the kidneys
• In the US, the EU, and other markets for the treatment of adults with C3 glomerulopathy (C3G). C3G is an ultra-rare kidney disease caused by overactivation of the alternative complement pathway — part of the immune system — which is thought to contribute to the pathogenesis of C3G
Approved indications vary by country.
• Rhapsido (remibrutinib) is an oral, small molecule kinase inhibitor that inhibits Bruton’s tyrosine kinase. Rhapsido is a pill taken twice daily. It is approved in the US for the treatment of:
• Adult patients with chronic spontaneous urticaria who remain symptomatic despite H1 antihistamine treatment
• Vanrafia (atrasentan) is a selective endothelin A receptor antagonist. Vanrafia is a once-daily, non-steroidal, oral treatment that can be added onto supportive care, including a renin-angiotensin system (RAS) inhibitor with or without a sodium-glucose co-transporter-2 (SGLT2) inhibitor. It is approved:
• In the US, for the reduction of proteinuria in adults with primary IgAN at risk of rapid disease progression (generally UPCR ≥1.5 g/g)

Compounds in development
The following table provides an overview of key projects currently in the Confirmatory Development stage, and may also describe certain projects in the Early Development stage. Projects typically enter Confirmatory Development and become the responsibility of our Development organizational unit during Phase II testing. (For more information about our drug development program, see “—Research and development—Development program.”) Projects are listed in alphabetical order by compound code, or by product name where applicable. Included are projects seeking to develop potential uses of new molecular entities as well as potential additional indications or new formulations for already marketed products. The table below, entitled “Projects removed from the development table since 2024,” highlights changes to the table entitled “Selected development projects” from the previous year.
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
A reference to a project being in registration means that an application has been submitted to a health authority for marketing approval. Compounds and new indications in development are subject to required regulatory approvals, and, in certain instances, contractual limitations. These compounds and indications are in various stages of development throughout the world. It may not be possible to obtain regulatory approval for any or all of the new compounds and new indications referred to in the Form 20-F in any country or in every country. See “—Regulation” for more information on the approval process.
Selected development projects
Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

AAA817	actinium (225Ac)- vipivotidum tetraxetan	Radioligand therapy targeting PSMA	Post-Lu metastatic castration-resistant prostate cancer [1]	Oncology	Intravenous infusion	2025	2028/III

			Metastatic castration-resistant prostate cancer, 1st line [1]	Oncology	Intravenous infusion	2025	≥2029/III

Cosentyx	secukinumab	IL‑17A inhibitor	Polymyalgia rheumatica	Immunology	Subcutaneous injection	2023	2026/III

DAK539	pelabresib	BET inhibitor	Myelofibrosis	Oncology	Oral	2024	2026/III

DII235	TBD	siRNA targeting Lp(a) mRNA	Risk reduction in cardiovascular disease w elevated Lp(a) [1]	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2025	≥2029/II

Fabhalta (LNP023)	iptacopan	CFB inhibitor	IC-MPGN	Cardiovascular, Renal and Metabolic	Oral	2023	≥2029/III

			Atypical hemolytic uremic syndrome	Oncology	Oral	2021	≥2029/III

			Myasthenia gravis	Neuroscience	Oral	2024	2027/III

FUB523	zigakibart	Anti-APRIL monoclonal antibody	IgA nephropathy	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	2027/III

GHZ339	TBD	TBD	Atopic dermatitis [1]	Immunology	Subcutaneous injection	2025	≥2029/II

JSB462	luxdegalu- tamide	Androgen receptor protein degradation	Prostate cancer [1]	Oncology	Oral	2025	≥2029/II

KAE609	cipargamin	PfATP4 inhibitor	Malaria, uncomplicated	Global Health	Oral	2017	≥2029/II

			Malaria, severe	Global Health	Intravenous infusion	2022	≥2029/II

Kesimpta	ofatumumab	Anti-CD20	Multiple sclerosis [1]	Neuroscience	Subcutaneous injection	2025	2027/III

KLU156	ganaplacide + lumefantrine	Non-artemisinin plasmodium falciparum inhibitor	Malaria, uncomplicated	Global Health	Oral	2024	2026/III

Leqvio	inclisiran	siRNA (regulation of LDL-C)	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2018	2027/III

			Primary prevention cardiovascular risk reduction	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2023	≥2029/III

[1] Project added to selected development projects table in 2025 – entered Confirmatory Development

Compound/ product	Common name	Mechanism of action	Potential indication	Category	Formulation/ route of administration	Year project entered current development phase	Planned filing dates/current phase

LOU064	remibrutinib	BTK inhibitor	Chronic inducible urticaria	Immunology	Oral	2023	Registration

			Food allergy [1]	Immunology	Oral	2022	≥2029/II

			Multiple sclerosis	Neuroscience	Oral	2021	2027/III

			Myasthenia gravis	Neuroscience	Oral	2024	2028/III

			Hidradenitis suppurativa, Immunology [1]	Immunology	Oral	2025	2028/III

			Multiple sclerosis, secondary progressive [1]	Neuroscience	Oral	2025	≥2029/III

Lutathera	lutetium Lu 177 dotatate/ lutetium (177Lu) oxodotreotide	Radioligand therapy targeting SSTR	Gastroenteropancreatic neuroendocrine tumors [1]	Oncology	Intravenous infusion	2025	2028/III

LTP001	TBD	SMURF1 inhibitor	Pulmonary arterial hypertension [1]	Cardiovascular, Renal and Metabolic	Oral	2025	≥2029/II

LXE408	TBD	Proteasome inhibitor	Visceral leishmaniasis	Global Health	Oral	2022	≥2029/II

MAA868 [2]	abelacimab	F11 inhibitor	Stroke prevention in atrial fibrillation	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2025	2028/III

PAC001 [3]	pacibekitug	Anti-IL-6 mAb	Atherosclerotic cardiovascular disease	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2025	≥2029/II

Pluvicto	lutetium Lu 177 vipivotide tetraxetan/ lutetium (177Lu) vipivotide tetraxetan	Radioligand therapy targeting PSMA	Metastatic hormone-sensitive prostate cancer	Oncology	Intravenous infusion	2025	Registration

			Oligometastatic prostate cancer	Oncology	Intravenous infusion	2024	≥2029/III

QCZ484	TBD	TBD	Hypertension [1]	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2025	≥2029/II

TQJ230	pelacarsen	ASO targeting lipoprotein(a)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	Cardiovascular, Renal and Metabolic	Subcutaneous injection	2019	2026/III

VAY736	ianalumab	BAFF-R inhibitor	Lupus nephritis	Immunology	Subcutaneous injection	2022	2028/III

			Sjögren’s syndrome	Immunology	Subcutaneous injection	2022	2026/III

			Systemic lupus erythematosus	Immunology	Subcutaneous injection	2023	2028/III

			Systemic sclerosis	Immunology	Subcutaneous injection	2024	2028/II

			Immune thrombocytopenia, 1st line	Oncology	Intravenous infusion	2023	2027/III

			Immune thrombocytopenia, 2nd line	Oncology	Intravenous infusion	2023	2027/III

			Warm autoimmune hemolytic anemia (wAIHA)	Oncology	Intravenous infusion	2022	2027/III

VHB937	TBD	TREM2 stabilizer and activator	Alzheimer's disease [1]	Neuroscience	Intravenous infusion	2025	≥2029/II

			Amyotrophic lateral sclerosis [1]	Neuroscience	Intravenous infusion	2025	≥2029/II

Vijoice	alpelisib	PI3K-alpha inhibitor	Lymphatic malformations	Oncology	Oral	2023	≥2029/III

YTB323	rapcabtagene autoleucel	CD19 CAR-T	Severe refractory lupus nephritis/ systemic lupus erythematosus	Immunology	Intravenous infusion	2023	2028/II

			High-risk large B-cell lymphoma, 1st line	Oncology	Intravenous infusion	2023	≥2029/II

			Systemic sclerosis	Immunology	Intravenous infusion	2024	≥2029/II

			Myositis	Immunology	Intravenous infusion	2024	≥2029/II

			ANCA associated vasculitis [1]	Immunology	Intravenous infusion	2025	≥2029/II

[1] Project added to selected development projects table in 2025 – entered Confirmatory Development
[2] Entered Confirmatory Development following the acquisition of Anthos Therapeutics in 2025
[3] Entered Confirmatory Development following the acquisition of Tourmaline Bio in 2025

Projects removed from the development table since 2024
Compound/product	Potential indication	Change	Reason

Coartem	Malaria (<5 kg patients)	Commercialized

Beovu	Diabetic retinopathy	Commercialized

Fabhalta	C3 glomerulopathy	Commercialized

Itvisma	Spinal muscular atrophy (IT formulation)	Commercialized

Pluvicto	Metastatic castration-resistant prostate cancer, pre-taxane	Commercialized

Rhapsido	Chronic spontaneous urticaria	Commercialized

Vanrafia	IgA nephropathy	Commercialized

Cosentyx	Giant cell arteritis	Removed	Development discontinued

Principal markets
Novartis sells products in approximately 120 countries worldwide. Net sales are primarily concentrated in the US and Europe. The following table sets forth aggregate net sales by region for each of the last three years:
	2025 net sales		2024 net sales		2023 net sales

	USD millions	%	USD millions	%	USD millions	%

United States	23 331	43	21 146	42	17 959	40

Europe	16 729	31	15 557	31	14 997	33

Asia, Africa, Australasia	10 797	20	10 021	20	9 308	20

Canada and Latin America	3 675	6	3 593	7	3 176	7

Total	54 532	100	50 317	100	45 440	100

Of which in established markets [1]	40 555	74	37 371	74	33 725	74

Of which in emerging growth markets [1]	13 977	26	12 946	26	11 715	26

[1] Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Many of our products are used for chronic conditions that require patients to continue dosing of the product over long periods of time, ranging from months to years. However, certain of our marketed products and development projects, such as cell and gene therapies, are administered only once. Net sales of the vast majority of our products are not subject to material changes in seasonal demand.
Production
Our primary goal is to ensure the uninterrupted and timely supply of medicines that meet all product specifications and quality standards, and that are manufactured in the most cost-effective and sustainable manner. The manufacturing of our products is highly regulated by governmental health authorities around the world, including the FDA and the EMA. In addition to regulatory requirements, many of our products involve technically complex manufacturing processes or require highly specialized raw materials.
We manufacture our products across the following technologies at facilities worldwide: chemistry, biotherapeutics, cell and gene therapy, xRNA therapy and radioligand therapy (see also “—Item 4.D Property, plants and equipment”). In addition, we generate contract manufacturing sales from chemistry, biotherapeutics, xRNA, and cell and gene therapy, including fill and finish activities, which we include under “established brands” in our consolidated financial statements (see “Item 18. Financial Statements—Note 4. Revenues and geographic information”).
In our manufacturing network, we maintain state-of-the-art processes, with quality as a priority, and require our suppliers to adhere to the same high standards we expect from our own people and processes. These processes include chemical and biological syntheses; radioisotope handling; sterile processing in the area of formulation and delivery; CAR-T cell processing and gene modification; and packaging. We are continually working to improve our existing manufacturing processes, develop new and innovative technologies, and review and adapt our manufacturing network to maintain quality in our manufacturing processes and supply of products to customers and patients.
We produce raw materials for manufacturing in-house or purchase them from third-party suppliers. Where possible, we maintain multiple supply sources so that the business is not dependent on a single or limited number of suppliers. However, our ability to do so may at times be limited by regulatory or other requirements. We monitor market developments that could have an adverse effect on the supply of essential materials. Our suppliers of raw materials are required to comply with applicable regulations and Novartis quality standards.
Because the manufacturing of our products is complex and highly regulated by governmental health authorities and other regulators, uninterrupted supply cannot be guaranteed. If we or our third-party suppliers fail to comply with applicable regulations, there could be a product recall or other disruption to our production activities. We have experienced supply interruptions for our products in the past, and there can be no assurance that supply will not be interrupted again in the future. For more information on the risks related to the manufacturing of our products, see “Item 3. Key Information—Item 3.D Risk factors—Supply chain and product quality—Inability to maintain continuity of product supply and to ensure proper controls in product development and product manufacturing.” We have implemented a global manufacturing strategy to maximize business continuity in case of such events.
Marketing and sales
Although specific distribution patterns vary by country, Novartis generally sells its prescription drugs primarily to drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers, and government-supported healthcare systems. We reach healthcare professionals and patients in many markets and across our core therapeutic areas through integrated channels, including field force operations, patient support programs, and Novartis-owned digital platforms.
We have 17 491 full-time equivalent field force employees, as of December 31, 2025, including supervisors and administrative personnel. These trained representatives present the therapeutic benefits and risks of our products to physicians, pharmacists, hospitals, insurance groups, managed care organizations, and other healthcare professionals. In the US, Novartis advertises certain products via digital and traditional media channels, including the internet, television, newspapers, and magazines. Novartis also pursues co-promotion or co-marketing opportunities as well as licensing and distribution agreements with other companies in various markets.
The marketplace for healthcare is constantly evolving. Customer groups beyond prescribers have an increasing influence on treatment decisions and guidelines, while patients continue to become more informed stakeholders in their healthcare decisions and look for solutions to meet their changing needs. Novartis is responding by adapting our business practices to engage appropriately with patients, customer groups, and other stakeholders, including by delivering innovative solutions to drive education, access and improved patient care.
The growing number of so-called “specialty” drugs in our portfolio, such as Cosentyx, Kesimpta, Leqvio, and Pluvicto, has resulted in increased engagement with specialty pharmacies. Because many of these drugs require special handling and administration, we are rolling out patient support programs across our priority markets, which serve as a central resource for onboarding, education and support to help patients navigate their healthcare.
In the US, the CMS is the largest single payer for healthcare services as a result of continuing changes in healthcare economics and an aging population. In addition, both commercial and government-sponsored managed care organizations continue to be among the largest groups of payers for healthcare services in the US. In other countries, national health services are often the only significant payer for healthcare services. In an effort to control prescription drug costs, almost all managed care organizations and national health services use formularies that list specific drugs that may be reimbursed and/or the level of reimbursement for each drug. Managed care organizations and national health services also use cost-benefit analyses to determine whether or not newly approved drugs will be added to a formulary and/or the level of reimbursement for that drug, and to determine whether or not to continue to reimburse existing drugs. We have dedicated teams that actively seek to optimize patient access, including formulary positions, for our products.
The trend toward consolidation among distributors and retailers of our products continues in the US and internationally, both within and across countries. This has increased our customers’ purchasing leverage and resulted in increased pricing pressure on our products. Moreover, we are exposed to increased concentration of credit risk as a result of the consolidation among our customers.
Drug pricing is an increasingly prominent issue in many countries as healthcare spending continues to rise. We aim to enable patient access through innovative pricing and access initiatives in the US, Europe, and other markets. These include contract structures such as pay-over-time and outcome-based agreements. Additionally, we recently launched a direct-to-patient platform in the US, offering cash-paying patients prescribed Cosentyx the option of purchasing it at a discount to the list price. Further, as part of the voluntary agreement we reached with the US administration in December 2025, we intend to build direct-to-patient platforms for certain of our other medicines. For further information see “—Price Controls”.
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
Like other companies selling patented pharmaceuticals, Novartis faces challenges from companies selling competing patented products as well as from companies selling generics and biosimilars. Generic or biosimilar forms of our products may follow the expiration of intellectual property protection or regulatory exclusivities, and generic companies may also gain entry to the market through successfully challenging our intellectual property rights and exclusivities. We use appropriate, legally permissible measures to defend those rights and exclusivities (see also “—Intellectual property” below).
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
We manage our research and development expenditures across our entire portfolio in accordance with our strategic priorities. We make decisions about whether or not to proceed with research and development projects on a project-by-project basis. These decisions are based on the project’s potential to meet a significant unmet medical need or to improve patient outcomes, the strength of the science underlying the project, and the potential of the project (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company. Once a management decision has been made to proceed with the development of a therapeutic candidate, the level of research and development investment required will be driven by many factors. These include the medical indications for which it is being developed, the number, sequence and timing of indications being pursued, whether the therapeutic candidate is of a chemical or biological nature, the stage of development, and the level of evidence necessary to demonstrate clinical efficacy and safety.
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
We have 5 720 full-time-equivalent scientists, physicians and business professionals based primarily at Biomedical Research sites in Basel, Switzerland; Cambridge, Massachusetts; East Hanover, New Jersey; San Diego, California; and Emeryville, California. They contribute to research in our core therapeutic areas of cardiovascular, renal and metabolic diseases; neuroscience; oncology; and immunology, among others. Research at the Friedrich Miescher Institute focuses on basic genetic and genomic research, and our Global Health Disease Area (formerly the Novartis Institute for Tropical Diseases) focuses on discovering new medicines to fight tropical diseases, including malaria and cryptosporidiosis.
All drug candidates go through clinical trials, adhering to the guidance set forth by health authorities, to enable an early assessment of the safety and efficacy of the drug while collecting basic information on how the drug moves through the body and is tolerated. When assessments are favorable, our Development organizational unit conducts confirmatory trials on the drug candidates to generate data that can be submitted to regulatory authorities to secure approval for patient use.
Development program
Our Development organizational unit oversees and executes drug development activities in our core therapeutic areas, working collaboratively with Biomedical Research, our commercial units, and other parts of the Company on our overall pipeline strategy. It includes centralized functions such as Regulatory Affairs, Medical Affairs, and Global Clinical Operations, and has 13 530 full-time equivalent employees worldwide.
The traditional model of clinical development consists of three phases:
Phase I: The first clinical trials of a new compound — generally performed in a small number of healthy human volunteers or patients (e.g., in oncology) — to assess the drug’s safety profile, including the safe dosage range. These trials also determine how a drug is absorbed, distributed, metabolized and excreted, and the duration of its action.
Phase II: Studies performed with patients who have the target disease, with the aim of continuing the Phase I safety assessment in a larger group, assessing the efficacy of the drug in the patient population, and determining the appropriate doses for further evaluation.
Phase III: Large-scale studies with up to several thousand patients, which aim to establish the safety and efficacy of the drug in specific indications for regulatory approval. Phase III trials may also be used to compare a new drug against a current standard of care to evaluate the overall benefit-risk relationship of the new medicine.
In each of these phases, physicians closely monitor consenting volunteers or patients to assess the safety and efficacy of a potential new drug or indication.
Although we use this traditional model, we take a flexible and efficient approach based on close collaboration across R&D, enabling development teams to initiate later-stage planning in parallel with early evaluations, and allowing research teams to better support later-stage activities.
Our development process consists of two stages: Early Development to build confidence in the overall properties of the compound, followed by Confirmatory Development to confirm the concept in large numbers of patients. Early development consists of both Phase I studies in healthy volunteers as well as Phase Ib and Phase II studies in patients. This work includes a careful review of safety and tolerability, understanding of whether the drug is modulating the target of interest, and understanding of dose response and early evidence of disease efficacy. Biomedical Research conducts these trials, and if this evaluation is positive, the drug moves to the Confirmatory Development stage and becomes the responsibility of our Development organizational unit.
Confirmatory Development has elements of traditional Phase II/III testing and includes trials aimed at confirming the safety and efficacy of the drug in the given indication, leading up to submission of a dossier to health authorities for approval. This stage can also include trials that compare the drug to the current standard of care for the disease in order to evaluate the drug’s overall benefit-risk profile. Further, with new treatment approaches such as gene therapy for rare diseases, elements of Early and Confirmatory Development may be combined and suffice for registration under certain conditions, such as high unmet medical need and clinical data showing highly favorable benefit-risk profiles. In these cases, additional post-approval studies may be required by the regulatory authorities to continue to gather important data that further supports approval.
The vast amount of data that must be collected and evaluated makes clinical testing the most time-consuming and expensive part of new drug development. The next stage in the drug development process is to seek registration for the new drug. For more information, see “—Regulation.”
The Innovation Management Board (IMB), chaired by our Chief Executive Officer, drives our R&D portfolio strategy. The IMB endorses new early- and late-stage development projects, strategic plans, and portfolio-related priorities. It oversees our drug development budget, approves major project phase transitions, and makes key decisions, such as when to submit regulatory applications to health authorities or when to discontinue projects. IMB members include representatives from the Executive Committee of Novartis (ECN) and senior management with expertise in different fields.
To support our R&D strategy, we are investing in AI and other technologies that have the potential to enhance and accelerate the delivery of innovative medicines to patients. We are working with partners on scalable projects in early-stage research and in clinical development to help improve our decision-making and generate actionable insights across our core therapeutic areas — from designing new compounds to predicting drug safety and conducting clinical trials. In addition, we are continually adapting our organizational setup to drive a leading and sustainable R&D performance, by building future capabilities across our Research and Development organizations and accessing global talent pools.
Alliances and acquisitions
Novartis enters into business development agreements with other pharmaceutical and biotechnology companies as well as with academic and other institutions to develop new products and access new markets. We license products that complement our current product line and are appropriate to our business strategy. We focus on strategic alliances and acquisition activities for key disease areas and indications that we expect to be growth drivers in the future. We review products and compounds that we are considering licensing, using the same criteria that we use for our own internally discovered drugs.
In April 2025, Novartis acquired Anthos Therapeutics, a US-based, clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systemic embolism in patients with atrial fibrillation. The acquisition added a Phase III asset and is aligned with the Novartis growth strategy and our expertise in the cardiovascular therapeutic area.
In June 2025, Novartis acquired Regulus Therapeutics, a clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus’s lead asset, farabursen, is a potential first-in-class oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD) that recently completed Phase Ib. The acquisition is aligned with the therapeutic area focus of Novartis and leverages its strength and expertise in renal disease.
In October 2025, Novartis acquired Tourmaline Bio, a clinical-stage biopharmaceutical company developing pacibekitug, a Phase III-ready anti-IL-6 monoclonal antibody for atherosclerotic cardiovascular disease (ASCVD).
Also in October 2025, Novartis entered into an agreement to acquire Avidity Biosciences. The completion of the transaction is subject to the satisfaction or waiver of certain closing conditions specified in the agreement. For additional information, see “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.” and “Item 10. Additional Information—Item 10.C Material Contracts.”
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
The registration process generally takes between six months and several years, depending on the country, the quality of the data submitted, the efficiency of the registration authority’s procedures, and the nature of the product. Many countries provide for accelerated processing of registration applications for innovative products of particular therapeutic interest. In recent years, the US and the EU have made efforts to harmonize registration requirements to achieve shorter development and registration times for medical products. However, the requirement in many countries to negotiate selling prices or reimbursement levels with government regulators and other payers can substantially extend the time until a product may finally be available to patients.
The following provides a summary of the regulatory processes in the principal markets served by our affiliates:
United States
In the US, applications for drug registration are submitted to and reviewed by the FDA. The FDA regulates the testing, manufacturing, labeling and approval for marketing of pharmaceutical products intended for commercialization in the US. The FDA continues to monitor the safety of pharmaceutical products after they have been approved for sale in the US market. The pharmaceutical development and registration process is typically intensive, lengthy and rigorous. When a pharmaceutical company has gathered data that it believes sufficiently demonstrates a drug’s safety, efficacy and quality, the company may file a New Drug Application (NDA) or Biologics License Application (BLA), as applicable, for the compound. The FDA has four designations — (i) Fast Track; (ii) Breakthrough Therapy Designation; (iii) Accelerated Approval; and (iv) Priority Review — to facilitate and expedite development and/or review of new drugs to address unmet medical needs in the treatment of serious or life-threatening conditions. More than one of these designations can be granted for a given product (i.e., a product designated as a Breakthrough Therapy may also be eligible for Priority Review). The NDA or BLA must contain all the scientific information that has been gathered about the compound. This typically includes information regarding the clinical experiences of patients tested in the drug’s clinical trials. A Supplemental New Drug Application (sNDA) or Supplemental Biologics License Application (sBLA) must be filed for new indications and dosage forms for a previously approved drug.  Applications eligible for Priority Review are reviewed four months faster than those reviewed under Standard Review.
Once an application is submitted, the FDA assigns reviewers from its staff, including experts in biopharmaceutics, chemistry, clinical microbiology, pharmacology/toxicology, and statistics. After a complete review, these content experts provide written evaluations of the NDA or BLA. These recommendations are consolidated and are used by senior FDA staff in its final evaluation of the NDA or BLA. Based on that final evaluation, the FDA then either approves the NDA or BLA, or provides a “complete response” letter if the NDA or BLA application is not approved. If not approved, the letter will state the specific deficiencies in the NDA or BLA that need to be addressed. The company making the application must then submit an adequate response to the deficiencies to restart the review procedure.
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
European Union
In the EU, there are three main procedures for application for authorization to market pharmaceutical products in more than one EU member state at the same time: (i) the centralized procedure; (ii) the mutual recognition procedure; (iii) and the decentralized procedure. It is also possible to obtain a national authorization for products intended for commercialization in a single EU member state only. The procedure used for first authorization must continue to be followed for subsequent changes, e.g., to add an indication for a licensed product.
Under the centralized procedure, applications are made to the EMA for an authorization that is valid for the European Union (all member states). The centralized procedure is mandatory for all biotechnology products; new chemical entities in cancer, neurodegenerative disorders, diabetes, AIDS, autoimmune diseases and other immune dysfunctions; advanced therapy medicines, such as gene therapy, somatic cell therapy and tissue-engineered medicines; and orphan medicines (medicines for rare diseases). It is optional for other new chemical entities, innovative medicinal products, and medicines for which authorization would be in the interest of public health. When a pharmaceutical company has gathered data that it believes sufficiently demonstrates a drug’s safety, efficacy and quality, the company may submit an application to the EMA. The EMA then receives and validates the application, and the Committee for Medicinal Products for Human Use (CHMP) appoints a rapporteur and co-rapporteur to review it. They use experts from their countries to carry out the assessment but can also draw on expertise from other member states (“multinational teams”). The entire review cycle must be completed within 210 days, although there are “clock stops” to allow the company to respond to questions set forth in the rapporteur and co-rapporteur’s assessment report and agreed with the CHMP. The first clock stop is at Day 120 and the clock restarts on Day 121, when the company’s complete response is received by the EMA. If there are further aspects of the dossier requiring clarification, the CHMP will issue further questions at Day 180, and may also request an oral explanation, in which case the sponsor must not only respond to the further questions but also appear before the committee to justify its responses. On Day 210, the CHMP will take a vote to recommend the approval or non-approval of the application, and their opinion is transferred to the European Commission (EC). The final EC decision under this centralized procedure is a single decision that is applicable to all member states. This decision occurs 60 days, on average, after a positive CHMP recommendation.  As in the US, the EU offers pathways to facilitate and expedite the development and review of new drugs of major interest for public health and therapeutic innovation, including PRIME designation and Accelerated Assessment. Applications eligible for Accelerated Assessment are reviewed up to 60 days faster than those reviewed under Standard Assessment.
Under both the mutual recognition procedure (MRP) and the decentralized procedure (DCP), the assessment is led by one member state, called the reference member state (RMS), which then liaises with other member states, known as the concerned member states. In the MRP, the company first obtains a marketing authorization in the RMS, which is then recognized by the concerned member states within 90 days. In the DCP, the application is undertaken simultaneously in the RMS and all concerned member states. During the DCP, the RMS drafts an assessment report within 120 days. Within an additional 90 days, the concerned member states review the application and can issue objections or requests for additional information. On Day 90, each concerned member state must be assured that the product is safe and effective, and that it will cause no undue risks to the public health. Once an agreement has been reached, each member state grants national marketing authorizations for the product.
After receiving the marketing authorizations, the company must submit periodic safety reports to the relevant health authority (EMA for the centralized procedure; national health authorities for DCP or MRP). In addition, pharmacovigilance measures must be implemented and monitored, including the collection, evaluation and expedited reporting of adverse events, and updates to risk management plans. For some medications, post-approval studies (Phase IV) may be imposed to complement available data with additional data to evaluate long-term effects (called a Post-Approval Safety Study, or PASS) or to gather additional efficacy data (called a Post-Approval Efficacy Study, or PAES).
European marketing authorizations have an initial duration of five years. The holder of the marketing authorization must actively apply for its renewal after this first five-year period. As part of the renewal procedure, the competent authority performs a full benefit-risk review of the product. Should the authority conclude that the benefit-risk balance is no longer positive, the marketing authorization can be suspended or revoked. Once renewed, the marketing authorization is valid for an unlimited period, unless it is determined that the product must be further monitored for safety reasons. In this case, the authority may require another renewal at 10 years. If the holder does not apply for renewal, the marketing authorization automatically lapses. Any marketing authorization that is not followed within three years of its granting by the actual placing on the market of the corresponding medicinal product ceases to be valid.
Price controls
In most of the markets where we operate, the prices of pharmaceutical products are subject to both direct and indirect price controls and to drug reimbursement programs with varying price control mechanisms. Due to increasing political pressure and governmental budget constraints, we expect these mechanisms to remain robust — and potentially even be strengthened — and to have a continued negative influence on the prices we are able to charge for our products.
Direct governmental efforts to control prices
United States: The Inflation Reduction Act of 2022 (IRA), signed into law in August 2022, mandates that eligible Medicare Part B and Part D drugs participate in what the statute calls the Drug Price Negotiation Program (Program); redesigned the Medicare Part D benefit, including a USD 2 000 out-of-pocket cap for Medicare beneficiaries going into effect in 2025; and imposed penalties for Medicare drugs that increase in price faster than the rate of inflation. Under the Program, the US government will set Medicare prices for selected products it has defined as single-sourced small-molecule drugs that have been on the market for seven years following FDA approval, as well as single-sourced biologics that have been on the market for 11 years after FDA approval, and will become effective for selected drugs two years later (nine years after FDA approval for eligible small molecules, and 13 years after FDA approval for eligible biologics).
Medicare drugs with the highest total cost to the US government are selected for the Program as they become eligible. Exemptions include orphan drugs that have approvals only in orphan conditions, drugs with a total cost to Medicare of less than USD 200 million, and plasma-derived drugs.
The IRA will be implemented as follows:
• 10 eligible Medicare Part D drugs in 2026
• An additional 15 eligible Medicare Part D drugs in 2027
• An additional 15 eligible combined Medicare Part B and Part D drugs in 2028
• An additional 20 eligible combined Medicare Part B and Part D drugs in 2029
• An additional 20 eligible combined Medicare Part B and Part D drugs each year after 2029
On August 29, 2023, the US government released the list of the first 10 drugs to be subject to the Program, and Entresto was one of the selected products. Novartis has completed the process of participating because manufacturers that refuse to participate are subject to an excise tax of up to 95% of sales. Further, the CMS selected Cosentyx, Kisqali, and Xolair as part of the Medicare Drug Price Negotiation Program for 2028. We are also affected by other provisions of the IRA, such as price increase penalties for Medicare drugs, and new mandatory rebates on eligible Medicare Part D sales.
Ongoing changes to the 340B Program landscape continue to affect our business. The expansion of the program and the increasing number of covered entities and contract pharmacies seeking access to 340B pricing could have an impact on our revenue as it becomes a growing proportion of sales. Novartis regularly reviews and updates its contract pharmacy policy in response to changes related to 340B, including recent clarifications of the definition of in-house pharmacies and modifications addressing the management of limited distribution networks. One aspect of the evolving 340B program is the introduction of 340B-related legislation by individual states that requires Novartis to sell to all contract pharmacies in that state. In 2025, 25 states introduced 340B legislation and 11 states passed 340B-related bills, with this trend expected to continue in 2026. To date, government intervention regarding unforeseen growth of the 340B program has been limited. In August 2025, the Health Resources and Services Administration (HRSA) announced a pilot program (the Rebate Model Pilot Program) that will allow manufacturers to provide 340B pricing through a rebate-based model. This pilot program was only available for the 10 products included in the initial year of the Medicare Drug Price Negotiation program. Entresto is one of those selected products, and HRSA approved Novartis’s implementation plan for the Rebate Model Pilot Program. However, in December 2025, a US court enjoined implementation of the Rebate Model Pilot Program and the ultimate timing for any such program is currently uncertain.
In addition, a number of US states have passed legislation intended to impact pricing or requiring manufacturers to report price increases to states, with some of these states also allowing for drug affordability (i.e., price control) review boards. The disclosure requirements vary by state. Many states require multiple types of reporting, including for new drug applications, new drug launches, prior notice of price increases, and quarterly or annual reporting.
Other policy changes have recently been proposed in the US focusing on drug pricing, including the May 2025 executive order that is aimed at using price benchmarks from other developed countries to set US pricing targets. Additionally, in July 2025, the US administration sent letters to several pharmaceutical manufacturers, including Novartis, that, among other things, sought commitments from manufacturers to match US prices to the lowest price offered in certain other developed nations. Further, in December 2025, we announced a voluntary agreement with the US administration that aims to lower the cost of medicines in the US. We have agreed to take actions aimed at meeting the US administration’s drug pricing priorities, including, among other things, launching future medicines with comparable prices across high-income countries. We have also agreed to building direct-to-patient platforms for Mayzent, Rydapt and Tabrecta, applying to participate in the GENEROUS (GENErating cost Reductions fOr U.S. Medicaid) Model aimed at further improving access to medicines in the US Medicaid program, and supporting efforts to address the global imbalance in investment in pharmaceuticals. See “Item 3. Key Information—Item 3.D Risk factors—Pricing, reimbursement and access—Pricing and reimbursement pressure, including pricing transparency and access to healthcare” for additional information.
Europe: Our operations in Europe are subject to significant price and marketing regulations. Many governments are introducing healthcare reforms in a further attempt to curb increasing healthcare costs. In some EU member states, these include reforms to permit the reimbursed use of off-label medicines, despite the presence of licensed alternatives on the market. In the EU, governments influence the price of pharmaceutical products through their control of national healthcare systems that fund a large part of the cost of such products to patients. The downward pressure on healthcare costs in general in the EU, particularly with regard to prescription drugs, is intense. Increasingly strict analyses are applied when evaluating the entry of new products, and as a result, access to innovative medicines is limited based on strict cost-benefit assessments. In addition, prices for marketed products are referenced within member states and across international borders, further impacting individual EU member state pricing. Member states also collaborate to enhance pricing transparency, and have started conducting joint health technology assessments, joint pricing negotiations, and/or joint purchasing. As an additional control for healthcare budgets, some EU countries have passed legislation to impose further mandatory rebates for pharmaceutical products and/or financial claw-backs on the pharmaceutical industry. The calculation of these rebates and claw-backs may lack transparency in some cases and can be difficult to predict.
Regulations favoring generics and biosimilars
In response to rising healthcare costs, most governments and private medical care providers have established reimbursement schemes that favor the substitution of more expensive brand-name pharmaceuticals by generic pharmaceuticals. All US states have generic substitution statutes. These statutes permit or require the dispensing pharmacist to substitute a less expensive generic drug instead of an original drug. Other countries, including many European countries, have similar laws. We expect that the pressure for generic substitution will continue to increase. In addition, the US, the EU and other jurisdictions are increasingly introducing laws and regulations that encourage the development of biosimilar versions of biologic drugs, which can also be expected to have an impact on pricing.
Cross-border sales
Price controls in one country can have an impact in other countries as a result of cross-border sales. In the EU, products that we have sold to customers in countries with stringent price controls can be legally resold to customers in other EU countries at a lower price than the price at which the product is otherwise available in the importing country (known as parallel trade). In North America, products that we have sold to customers in Canada – which has relatively stringent price controls — are sometimes resold into the US, again at a lower price than the price at which the product is otherwise sold in the US. Reimportation from Canada and other countries into the US for commercial purposes is currently illegal. An exception is that states may seek approval from the Secretary of HHS to establish a Canadian drug importation program. Seven US states (Colorado, Florida, Maine, New Hampshire, New Mexico, Texas and Vermont) have enacted laws authorizing the establishment of such a program. However, the Secretary of HHS must approve each state importation plan before it can be implemented.  As of December 31, 2025, Florida is the only state to have received FDA approval for a state importation plan, but has not yet implemented it.
We expect that pressures on pricing will continue worldwide and will likely increase. Because of these pressures, there can be no certainty that in every instance we will be able to charge prices for a product that, in a particular country or in the aggregate, would enable us to earn an adequate return on our investment in that product.
Intellectual property
Intellectual property (IP) rights, including patents, trademarks, copyrights, know-how, and trade secrets, as well as regulatory-based protections, are essential to our business as an innovative medicines company, and protect our innovation and investments in research and development, manufacturing, and marketing of our products.
Patents
Patents may cover a product itself, including the product’s active ingredient or other ingredients and its formulation. Patents may also cover processes for manufacturing a product, including processes for manufacturing intermediate substances used in the manufacture of the product. In addition, patents may cover particular uses of a product, such as its use to treat a particular disease, or its dosage regimen. Further, patents may cover tests for certain diseases or biomarkers — which can improve patient outcomes when administered with certain drugs — as well as assays, research tools, and other techniques used to identify new drugs.
United States
• In the US, an issued patent will generally receive a term of 20 years from the earliest application filing date and may be eligible for potential patent term adjustments if there are delays in prosecution of the patent by the United States Patent and Trademark Office (USPTO).
• A US pharmaceutical patent may also be eligible for a patent term extension (PTE) given that the development of a pharmaceutical product and its review by the FDA can take an extended period of time. PTE provides an extension of patent term to compensate for the time taken to conduct clinical trials and for the FDA’s review process. The PTE may only extend the patent term for a maximum of five years and may not extend the patent term beyond 14 years from the first US regulatory approval. For a patent to be eligible for PTE, the patent must claim the product, a method of using the product, or a method of manufacturing the product. In addition, only one patent may be extended for any product.
European Union
• Patent applications in Europe may be filed in the European Patent Office (EPO) or in the patent offices of particular countries. The term of a patent granted by the EPO or an EU country’s patent office is 20 years from the earliest application filing date. A patent issued by the EPO may also become a Unitary Patent, enforceable in multiple countries in the EU.
• Given that the development of a pharmaceutical product and its review by health authorities in the EU can take an extended period of time, a pharmaceutical patent in the EU may be eligible for a patent term extension that is called a supplementary protection certificate (SPC). An SPC may only extend the term of a patent for a maximum of five years, and may not extend the term of the patent beyond 15 years from the date of the first EU marketing authorization for the product covered by the patent. There is no unified procedure among countries in the EU for obtaining an SPC, and SPCs must be applied for and granted on a country-by-country basis.
Whether we are granted PTEs or SPCs, and the duration thereof, may depend on many factors, including whether we have: exercised due diligence during the product testing phase or regulatory review process; have applied for the extension within applicable deadlines; and satisfied all other applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request.
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
• The FDA may also request that a sponsor conduct pediatric studies, and, in exchange, it will grant an additional six-month period of pediatric market exclusivity if the sponsor makes a timely submission of the reports of the pediatric studies in response to the FDA’s written request. The sponsor must also have a patent-based and/or regulatory-based exclusivity period for the product to which the pediatric market exclusivity is appended.

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
European Union
• A new pharmaceutical ingredient receives eight years of data protection, during which a competitor cannot rely on the relevant data; a further period of two years of market exclusivity, during which the data can be used to support applications for marketing authorization but a competing product cannot be launched; and a possible one-year extension of the market exclusivity period if, during the initial eight-year data exclusivity period, the sponsor registered a new therapeutic indication with “significant clinical benefit.”
• ODE provides for 10 years of market exclusivity, during which time an application for the same or similar medicine for the same indication will not generally be accepted or granted. Under certain circumstances, this exclusivity can be extended with a two-year pediatric extension.
Third-party patents and challenges to intellectual property
Third parties can challenge our IP, including patents, PTEs, SPCs, RDP, and marketing exclusivities (such as pediatric extensions and ODE), through various proceedings. For example, patents in the US can be challenged in the USPTO through various proceedings, including inter partes review (IPR) and post-grant review (PGR) proceedings. They may also be challenged through patent infringement litigation under the Abbreviated New Drug Application (ANDA) provisions of the Hatch-Waxman Act or under the Biologics Price Competition and Innovation Act (BPCIA). In the EU, patents may be challenged through oppositions in the EPO, or revocation actions before the Unified Patent Court, whereas national patents may be challenged in national courts or national patent offices. The outcomes of such challenges can be difficult to predict.
In addition to directly challenging our IP rights, in some circumstances a competitor may be able to market a generic version of one of our products by, for example, designing around our patents or marketing the generic product for non-patent-protected indications. A competitor may seek approval for a modified product (e.g. a different dosage form or strength) by filing a separate hybrid New Drug Application (NDA) under the Hatch-Waxman Act that relies partly on existing data and on new data to support the changes (typically referred to as a 505(b)(2) application). Despite RDP, a competitor could opt to incur the costs of conducting its own clinical trials and preparing its own regulatory application and avoid our RDP altogether. There is a risk that some countries may seek to impose limitations on or seek not to recognize the availability of IP rights for pharmaceutical products or may limit the extent to which such rights are enforced. Additionally, even though we may own, co-own or in-license patents protecting our products and conduct freedom-to-operate analyses, a third party may nevertheless assert that one of our products infringes or otherwise violates a third-party patent or other intellectual property right for which we do not have a license, seeking remedies such as monetary damages or an injunction against our continued marketing of the product.
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
Intellectual property protection for certain key marketed products and compounds in development
The following chart lists our key marketed products, together with the year in which, unless otherwise indicated, the basic composition of matter (CoM) patent protection (including granted PTEs, granted SPCs, and granted pediatric exclusivity periods) or regulatory exclusivity (for example, RDP or ODE), whichever lasts longer, is currently estimated to expire in the US and EU.  In instances where Novartis has been involved in litigation or other proceedings regarding such patent protection, the date provided reflects any license or other rights Novartis granted under the patent for a generic or biosimilar competitor. We also sell these products in other countries, but do not include exclusivity loss on a country-by-country basis, which may vary considerably from the estimated loss in the US and EU. Generally, the dates in the table below for each of the products are estimated only for the purpose of base-case business or financial planning. Moreover, where applicable, we provide information regarding current challenges involving the patents or regulatory exclusivities expiring on the listed dates. In addition, we may own, co-own, control, or have rights to additional, later-expiring patents relating, for example, to compound forms, methods of treatment or use, formulations, devices, processes, product-by-process, synthesis, purification, and assays. We may also be seeking or may have been granted forms of regulatory exclusivity that may expire later than the dates shown below. These later-expiring patents or RDP may or may not protect our products from generic or biosimilar competition after the date specified. Novartis strongly believes in the entire portfolio of innovation and technology covering its products and may therefore seek to appropriately enforce any and all of its intellectual property and RDP for a given product in a country. Accordingly, the listing of any date in the table below should not be regarded as the date after which Novartis expects generic or biosimilar competition or as any indication of the strength or coverage of any later-expiring intellectual property or RDP.
It is not possible to predict with certainty the length of patent or regulatory-based market exclusivity for any of our products due to the complex interaction between patent and regulatory forms of exclusivity, and the inherent uncertainties regarding IP litigation. There can be no assurance that a particular product will receive patent or regulatory-based market exclusivity for the full period of time that we estimate, or at all, and the products listed below may face generic or biosimilar competition in the US or EU earlier than the dates listed below. See “Item 3. Key Information—Item 3.D Risk factors—Intellectual property—Expiry, assertion or loss of intellectual property protection” for additional information.
Product	Year of Expiration (US)	Year of Expiration (EU)[1]

Entresto	Combination patent expired	2026 [2]

Cosentyx	2029	2030

Kesimpta	2031	CoM patent expired [4]

Kisqali	2031	2032

Promacta/Revolade	CoM patent expired	CoM patent expired

Tafinlar	2030	2029

Mekinist	2027 [3]	2029

Use of Mekinist with Tafinlar or Tafinlar with Mekinist	2031	2030

Jakavi	N/A	2028

Xolair	N/A	CoM patent expired

Tasigna	CoM patent expired	CoM patent expired

Ilaris	CoM patent expired [4]	CoM patent expired

Pluvicto	2034 [5]	2037

Zolgensma	2033	2033

Leqvio	2034 [5]	2035

Scemblix	2035	2037

Lutathera	ODE expired [6]	2029

Fabhalta	2034 [5]	2039

[1] SPC (including pediatric extensions (PE)) expiry dates are listed when an SPC/PE has been granted in at least one of the following European markets: France, Germany, Italy, Spain, and the United Kingdom.

[2] RDP expires in 2026. Combination patent with SPC expires in 2028. Novartis has additional, later expiring EU patents that it will enforce as appropriate.
[3] Certain patents (expiring in 2032) are being challenged in ANDA proceedings by a generic manufacturer.
[4] There is no generic or biosimilar competition for this product in this market.
[5] We have applied for a PTE or SPC which is pending.
[6] Formulation patents (expiring in 2039 with PE) are being challenged in patent proceedings against manufacturers having FDA applications referencing Lutathera.
Established Brands
Lucentis faces generic competition in the EU. For Sandostatin SC, there is generic competition in the US and the EU. For Sandostatin LAR, there is generic competition in the US and in most EU countries.
Compounds in development
We provide certain patent information for non-marketed compounds in development that have been submitted to the FDA and/or the EMA for registration but have yet to be approved by either agency. For these products, Novartis will seek all appropriate RDP, will continue to seek additional intellectual property protection for significant product developments, and will apply for PTEs and SPCs in keeping with the great importance we place on intellectual property.
Trademarks
Our products are sold under brand names and logos that are generally protected as trademarks and/or through related intellectual property rights. Trademark registrations are for fixed, but renewable terms, with protection provided, depending on the country, for as long as the trademark is registered and/or in use. Protecting our trademarks is of material importance to us.

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
Our Operations organizational unit manages the production, quality, and supply chain of our products through a network of 31 manufacturing sites, as well as through external suppliers, and warehouse and distribution centers. In addition, our Operations organizational unit also manages non-production real estate owned or leased by Novartis around the world.
The following table sets forth our major headquarters and most significant production, research and development, and administrative facilities. See also “—Item 4.B Business overview—Production” for a discussion of our manufacturing processes.
Major facilities
Location	Size of site (in square meters)	Major activity

Basel, Switzerland – St. Johann	481 448	Global Company headquarters; International organizational unit headquarters; research and development

Kundl and Schaftenau, Austria	283 017	Production of biotechnological products, active drug substances and nucleic acids, drug products and finished products; product development

Cambridge, Massachusetts, US	167 225	Research and development

Menges, Slovenia	166 591	Production of small molecules and large molecules drug substances and drug intermediates; Research and development for Biologics

Ljubljana, Slovenia	144 717	Management of the small molecules platform, testing hub for Novartis manufacturing sites, production of oral dosage forms, and aseptic drug product manufacturing

East Hanover, NJ, US	123 751	US organizational unit headquarters; research and development

Shanghai, China	105 614	China country headquarters; research and development

Stein, Switzerland	64 700	Production of sterile vials, pre‑filled syringes and ampoules; capsules and tablets; active pharmaceutical ingredients; and cell and gene therapies

Huningue, France	41 000	Production of drug substances for clinical and commercial supply

Durham, North Carolina, US	15 794	Manufacture, package and release commercial Zolgensma product and certain clinical development activities

Schweizerhalle, Switzerland	8 880	Manufacture of small-interfering RNA (siRNA) drug substance for Leqvio

Indianapolis, Indiana, US	8 230	Manufacture, package and release clinical and commercial Pluvicto and Lutathera product for US and Canada

Ivrea, Italy	4 300	Galenic development and manufacture, package and release of radioligand therapy products in oncology (clinical & commercial) Pluvicto and Lutathera product

As our product portfolio evolves, the Company is adapting our manufacturing capacity and capabilities to meet our changing needs, shifting from high-volume products toward lower-volume, customized and personalized medicines. We have closed, exited, consolidated or sold 6 Novartis manufacturing sites in the three-year period ended December 31, 2025. We continue expanding our capacity in new technologies such as cell culture and radioligand therapy, and in our core biopharmaceutical manufacturing and small molecule manufacturing. We are further making investments to expand our US-based manufacturing and R&D footprint and to enable end-to-end production of all key medicines for patients in the US. We are leveraging innovation to increase the reliability and productivity of our manufacturing network, including using data and digital and manufacturing automation technologies. We continue to seek opportunities to manage our production facilities as efficiently as possible, optimize external spend, and simplify and standardize across our manufacturing network to help us increase our cost competitiveness and optimize the value of our products. At the same time, we are working to improve our environmental sustainability, for example by reducing energy, waste disposal, and water consumption at our sites by making our manufacturing processes more efficient, introducing new technologies, and switching to clean and renewable energy solutions.
For a description of the impact of environmental matters, see “Item 3. Key Information—Item 3.D Risk factors—Environmental matters—Impact of environmental liabilities,” and “Item 3. Key Information—Item 3.D Risk factors—Climate change and natural disasters—Failure to manage risks from climate change and natural disasters.” See also “Item 18. Financial Statements—Note 20. Provisions and other non‑current liabilities.”

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
After Novartis AG shareholders approved the Sandoz spin-off on September 15, 2023, we reported our consolidated financial statements as “continuing” operations (retained innovative medicines business and corporate activities) and “discontinued” operations (Sandoz division and related corporate activities until the distribution date of October 3, 2023) in compliance with IFRS Accounting Standards. For more information, see “Item 18. Financial Statements—Note 1. Accounting policies.”
The disclosures and commentary in “Item 5. Operating and Financial Review and Prospects” focus on continuing operations, as there were no financial results from discontinued operations in 2025 and 2024.
The discussion of our operating and financial review and prospects for the years ended December 31, 2024, and December 31, 2023, can be found in “Item 5. Operating and Financial Review and Prospects—5.A. Operating results — Results of operations” of our Annual Report on Form 20-F filed on January 31, 2025.
Significant transactions are discussed in “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business,” and “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities.”
Overview
Novartis is an innovative medicines company engaged in the research, development, manufacturing, distribution, marketing, and sale of a broad range of pharmaceutical products. Our purpose is to reimagine medicine to improve and extend people’s lives.
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
Our business environment
Advances in both medical science and digital technologies are opening opportunities for new treatments and more efficient drug discovery. At the same time, pressure on pricing is increasing due to regulatory changes, government funding constraints and tariffs on international trade. Meanwhile, as demand for high quality treatment is rising, there are many people around the world who struggle to access adequate healthcare and the medicines they need. The major trends shaping our business environment include:
• Scientific and technological innovation: Rapid progress in medical science means we now understand more about human health than ever before, and these advances are supported by developments in data and digital technologies, including AI. This is opening potential opportunities for new breakthrough treatments, shorter times for their development, reduced costs, more personalized forms of healthcare and greater drug safety. It highlights the importance of continued investment in research and development, particularly in next-generation technologies such as radioligand therapy, xRNA, and cell and gene therapies.
• Policy, economic and geopolitical pressures: Geopolitical tensions are contributing to trade protectionism, economic sanctions, political instability, and new national security regulations. These measures may disrupt complex global supply chains in the pharmaceutical industry. At the same time, evolving legislation is changing how governments pay for medicines. In the US, the 2022 Inflation Reduction Act imposed price controls on select drugs in the country’s Medicare program and in 2025 the US administration made several further proposals related to drug pricing and tariffs. Meanwhile, the EU is revising legislation with a view to improving access and affordability for patients.
• Health challenges: Demand for quality healthcare is continuing to rise, particularly in areas such as oncology, cardiovascular and immunology. US and EU markets are expanding, as is China, given current government support for better healthcare access. Patients, meanwhile, are better informed and have increasing influence on treatment decisions. Nevertheless, access to healthcare remains a serious challenge, complicated by recent cuts to international aid budgets. The WHO estimates that almost two billion people worldwide do not have regular access to essential medicines due to costs, poor healthcare infrastructure and a shortage of healthcare workers. Collaboration and partnerships across the healthcare system are needed to address these complex challenges. At the same time, many healthcare systems are under pressure as a result of long-term factors, such as aging populations, funding constraints, climate change and evolving lifestyles. These factors have led to an increase in illnesses, such as cancer, diabetes and heart disease, as well as respiratory illness and vector-borne diseases such as malaria.
Our strategy
As part of our core strategy, we focus on four therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; and oncology. Each has strong growth potential and high unmet patient needs.
This focus allows us to build depth in our chosen areas, and to use our scientific expertise to discover and develop new treatments, intervene earlier in the progress of a disease and improve the quality of life for patients.
Our exploratory research focuses on these four areas, but we recognize that a wider approach is needed to develop an effective R&D pipeline and remain a leader in scientific discovery. We also work closely with external researchers, biotechnology companies and academics to increase our chances of discovering new medicines and treatments.
To support these focus areas, we invest in technology platforms to help us deliver future treatments. We focus on two established platforms — chemistry and biotherapeutics — in addition to three advanced platforms: radioligand therapy, xRNA, and cell and gene therapy.
We focus on four priority markets: US, China, Germany, and Japan. Together, these markets account for most of the expected growth in global healthcare spending through 2030. Though these are our priority markets, we also maintain a presence in other markets worldwide.
We have set three strategic priorities:
• Deliver high-value medicines to accelerate growth: We aim to increase growth, driven by continued strong momentum in our existing portfolio of medicines and key upcoming launches. Over the longer term, we expect growth will come through delivering high-value medicines that sustain and replace our existing growth drivers.
• Embed operational excellence to deliver returns: In an increasingly competitive environment, we are simplifying processes and reducing costs to become more efficient and effective in our decision-making and to free up resources for investment in new medicines. Our goal is to continue making attractive returns to shareholders while creating value for patients, healthcare systems and society.
• Strengthen our foundations: We continue to invest in the foundations of our long-term success. We have made progress in strengthening our culture to attract and retain talent, while developing artificial intelligence capabilities across our value chain and continuing to build trust with stakeholders and society.

Results of operations
Key figures1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2025	Year ended Dec 31, 2024	Change in USD %	Change in constant currencies %[1]

Net sales from continuing operations	54 532	50 317	8	8

Other revenues	2 142	1 405	52	51

Cost of goods sold	-13 699	-12 827	-7	-5

Gross profit from continuing operations	42 975	38 895	10	10

Selling, general and administration	-13 248	-12 566	-5	-4

Research and development	-11 200	-10 022	-12	-9

Other income	1 460	1 175	24	17

Other expense	-2 343	-2 938	20	24

Operating income from continuing operations	17 644	14 544	21	25

Return on net sales (%)	32.4	28.9

Loss from associated companies	-12	-38	68	70

Interest expense	-1 144	-1 006	-14	-14

Other financial income and expense	-136	140	nm	nm

Income before taxes from continuing operations	16 352	13 640	20	22

Income taxes	-2 385	-1 701	-40	-43

Net income from continuing operations	13 967	11 939	17	19

Net income	13 967	11 939	17	19

Basic earnings per share from continuing operations (USD)	7.21	5.92	22	24

Basic earnings per share (USD)	7.21	5.92	22	24

Net cash flows from operating activities	19 144	17 619	9

Non-IFRS measures [1]

Free cash flow [1]	17 596	16 253	8

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful
Company overview
Net sales from continuing operations were USD 54.5 billion, up 8% in USD reported terms and 8% measured in constant currencies (cc)1 to remove the impact of exchange rate movements. Net sales growth was driven by volume growth of 15 percentage points. Generic competition had a negative impact of 6 percentage points, pricing had a negative impact of 1 percentage point while currency had no impact. Sales in the US were USD 23.3 billion (+10%) and in the rest of the world USD 31.2 billion (+7%, +6% cc).
Sales growth was mainly driven by continued strong performance from Kisqali (USD 4.8 billion, +58%, +57% cc), Kesimpta (USD 4.4 billion, +37%, +36% cc), Pluvicto (USD 2.0 billion, +43%, +42% cc), Scemblix (USD 1.3 billion, +87%, +85% cc) and Cosentyx (USD 6.7 billion, +9%, +8% cc), partly offset by generic competition, mainly for Promacta, Tasigna and Lucentis.
In the US (USD 23.3 billion, +10%), sales growth was mainly driven by Kisqali, Kesimpta, Pluvicto, Scemblix and Cosentyx, partly offset by generic competition, mainly for Entresto, Promacta and Tasigna. In Europe (USD 16.7 billion, +8%, +4% cc), sales growth was mainly driven by Kesimpta, Entresto, Kisqali and Pluvicto, partly offset by generic competition, mainly for Lucentis and Tasigna. Sales in emerging growth markets2 were USD 14.0 billion (+8%, +10% cc), including USD 4.2 billion of sales from China (+8%, +8% cc).
Operating income from continuing operations was USD 17.6 billion (+21%, +25% cc), mainly driven by higher net sales and lower impairments, partly offset by higher investments behind priority brands and launches. Operating income margin from continuing operations was 32.4% of net sales, increasing 3.5 percentage points (4.4 percentage points cc).
Net income was USD 14.0 billion (+17%, +19% cc), mainly driven by higher operating income. Basic earnings per share was USD 7.21 (+22%, +24% cc), benefiting from the lower weighted average number of shares outstanding
Net cash flows from operating activities amounted to USD 19.1 billion (+9%) mainly driven by higher net income, adjusted for non-cash items and other adjustments, partly offset by unfavorable changes in working capital, higher payments out of provisions and higher income taxes paid.
Free cash flow1 amounted to USD 17.6 billion (+8%) driven by higher net cash flows from operating activities.

We also present our core results1, which exclude the impact of amortization of intangible assets, impairments, business acquisitions, divestments, and other significant items, including restructuring and related items, to help investors understand our underlying performance.
Core operating income from continuing operations was USD 21.9 billion (+12%, +14% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin from continuing operations was 40.1% of net sales, increasing 1.4 percentage points (2.1 percentage points cc).
Core net income was USD 17.4 billion (+11%, +12% cc), mainly due to higher core operating income. Core basic earnings per share was USD 8.98 (+15%, +17% cc), benefiting from the lower weighted average number of shares outstanding.
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in 2025 and 2024 related to discontinued operations.
1 For an explanation of non-IFRS measures and reconciliation tables, see “Non-IFRS measures as defined by Novartis.”
2 Novartis definition of emerging growth markets comprises all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.
Net sales from continuing operations
The following table provides an overview of net sales from continuing operations by core therapeutic area and established brands:
(USD millions)	Year ended Dec 31, 2025	Year ended Dec 31, 2024[1]	Change in USD %	Change in constant currencies %[2]

Cardiovascular, renal and metabolic	8 959	8 576	4	3

Immunology	10 293	9 293	11	10

Neuroscience	5 993	4 750	26	25

Oncology	16 830	14 297	18	17

Established brands	12 457	13 401	-7	- 7

Total net sales from continuing operations	54 532	50 317	8	8

[1] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."

The following table provides the top 20 product net sales from continuing operations1 in 2025, as well as the change compared with 2024:
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 285	-19	4 463	18	16	7 748	-1	-2

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 839	9	2 829	8	7	6 668	9	8

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	2 975	77	1 808	33	33	4 783	58	57

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 943	35	1 483	42	39	4 426	37	36

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	867	2	1 348	11	9	2 215	8	6

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			2 110	9	7	2 110	9	7

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	1 596	38	398	69	65	1 994	43	42

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	1 041	30	842	18	16	1 883	25	24

Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 723	5	4	1 723	5	4

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	636	-46	1 000	-3	-4	1 636	-26	-27

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	824	89	461	82	78	1 285	87	85

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	413	-5	819	5	3	1 232	1	0

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	729	-9	484	2	2	1 213	-5	-5

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	575	49	623	69	65	1 198	59	57

Tasigna	Oncology	Chronic myeloid leukemia (CML)	486	-43	618	-25	-25	1 104	-34	-34

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	588	15	228	8	5	816	13	12

Exforge Group	Established brands	Hypertension	5	-38	722	4	4	727	3	4

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			643	-38	-40	643	-38	-40

Diovan Group	Established brands	Hypertension	35	25	569	1	1	604	2	2

Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	317	217	188	nm	nm	505	291	287

Top 20 brands total			21 154	11	23 359	12	11	44 513	12	11

Rest of portfolio			2 177	1	7 842	-6	-6	10 019	-5	-4

Net sales from continuing operations			23 331	10	31 201	7	6	54 532	8	8

[1] Net sales from continuing operations by location of customer
[2] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Net sales from continuing operations reflect Fabhalta sales for all indications.

nm = not meaningful

For the table providing the net sales from continuing operations by core therapeutic area and established brands for 2025 and 2024, see “Item 18. Financial statements—Note 4. Revenues and geographic information.”
For information about the approved indications for certain products described, see “Item 4. Information on the Company—Item 4.B Business overview— Products.”
Cardiovascular, renal and metabolic
Net sales in the cardiovascular, renal and metabolic therapeutic area were USD 9.0 billion (+4%, +3% cc), with sales growth mainly driven by Leqvio.
Entresto (USD 7.7 billion, -1%, -2% cc) sales declined due to generic entry in the US in the third quarter of 2025. Entresto continued to grow ex-US, where the product is approved for heart failure globally as well as for hypertension in China and Japan. Novartis is in litigation with a generic manufacturer to protect its Entresto IP rights.
Leqvio (USD 1.2 billion, +59%, +57% cc) sales grew across all regions, achieving blockbuster status. Focus remains on increasing account and patient adoption and continuing medical education. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Vanrafia (USD 13 million) received accelerated approval in the US and conditional approval in China in the second and fourth quarter of 2025, respectively, as the first and only selective endothelin A (ETA) receptor antagonist for proteinuria reduction in primary IgA nephropathy (IgAN).
Immunology
Net sales in the immunology therapeutic area reached USD 10.3 billion (+11%, +10% cc), with sales growth mainly driven by Cosentyx and Ilaris.
Cosentyx (USD 6.7 billion, +9%, +8% cc) sales grew across all regions, driven by continued demand from recent launches (including the hidradenitis suppurativa indication and the IV formulation in the US) and volume growth in core indications (psoriasis, psoriatic arthritis, ankylosing spondylitis and non-radiographic axial spondyloarthritis).
Ilaris (USD 1.9 billion, +25%, +24% cc) sales grew across all regions, led by the US, Europe and Japan, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.
Xolair (USD 1.7 billion, +5%, +4% cc) sales grew driven by the chronic spontaneous urticaria (CSU) indication, mainly in emerging growth markets. A biosimilar was introduced in some European markets in the third quarter of 2025. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Rhapsido (USD 19 million) received FDA approval in Q3 2025 as the only oral, targeted BTK inhibitor for CSU and has shown strong uptake with appropriate use of a free drug program to help support patient access. Rhapsido was also approved in China in the fourth quarter of 2025.
Neuroscience
Net sales in the neuroscience therapeutic area were USD 6.0 billion (+26%, +25% cc), with sales growth mainly driven by Kesimpta.
Kesimpta (USD 4.4 billion, +37%, +36% cc) sales grew across all regions, driven by increased demand and strong access, as a high efficacy B-cell therapy with at-home self-administration for a broad population of RMS patients.
Zolgensma Group (USD 1.2 billion, +1%, 0% cc) sales were stable, as the IV formulation has reached a high penetration rate in the incident SMA population. Itvisma, the intrathecal formulation, was approved in both the US and UAE in the fourth quarter of 2025.
Aimovig (USD 0.3 billion, +7%, +3% cc) sales grew driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.
Oncology
Net sales in the oncology therapeutic area were USD 16.8 billion (+18%, +17% cc), with sales growth mainly driven by Kisqali, Pluvicto, Scemblix and Fabhalta.
Kisqali (USD 4.8 billion, +58%, +57% cc) sales grew strongly across all regions, including +77% growth in the US, reflecting continued share gains in metastatic breast cancer (mBC), as well as leading NBRx share in early breast cancer (eBC). Kisqali performance reflects its consistent overall survival benefit across all Phase 3 mBC trials, its NCCN Category 1 Preferred status, and its highest ESMO clinical benefit ratings in mBC and eBC.
Tafinlar + Mekinist (USD 2.2 billion, +8%, +6% cc) sales grew across all regions, driven by demand in BRAF+ adjuvant melanoma, NSCLC and tumor agnostic indications.
Jakavi (USD 2.1 billion, +9%, +7% cc) sales grew across regions and indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Pluvicto (USD 2.0 billion, +43%, +42% cc) showed strong demand growth in the US following the pre-taxane metastatic castration-resistant prostate cancer (mCRPC) approval in the first quarter of 2025. Access ex-US continued to expand, with the pre-taxane setting approved in Japan and China in the fourth quarter of 2025 and the post-taxane mCRPC setting now approved in 32 countries.
Promacta/Revolade (USD 1.6 billion, -26%, -27% cc) sales declined due to generic entry in the US in Q2 2025 and ex-US in the third quarter of 2025.
Scemblix (USD 1.3 billion, +87%, +85% cc) sales grew across all regions, demonstrating the continued high unmet need for treatment options with high efficacy and tolerability for adult CML patients. Launch momentum in the early line setting continues, with 61 markets having secured early-line approvals, including approval in the EU in the fourth quarter of 2025.
Tasigna (USD 1.1 billion, -34%, -34% cc) sales declined due to generic competition globally.
Lutathera (USD 0.8 billion, +13%, +12% cc) sales grew mainly in the US, Europe and Japan due to increased demand and earlier-line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Fabhalta (USD 0.5 billion, +291%, +287% cc) sales grew due to continued launch execution and market share gains in PNH as well as renal indications IgAN and C3G. The C3G indication received FDA approval in the first quarter of 2025.

Piqray/Vijoice (USD 0.4 billion, -15%, -15% cc) sales declined, driven by increased competition for Piqray across all markets.
Established Brands
The established brands had net sales of USD 12.5 billion (-7%, -7% cc).
Sandostatin Group (USD 1.2 billion, -5%, -5% cc) sales declined primarily due to erosion from generic competition.
Exforge Group (USD 0.7 billion, +3%, +4% cc) sales grew mainly in China.
Lucentis (USD 0.6 billion, -38%, -40% cc) sales declined mainly due to increased competition. Novartis only commercializes Lucentis in markets ex-US.
Diovan Group (USD 0.6 billion, +2%, +2% cc) sales grew mainly in China.
Galvus Group (USD 0.5 billion, -19%, -17% cc) sales declined mainly due to continued competition.
Kymriah (USD 0.4 billion, -14%, -15% cc) sales declined across most markets due to continued competition.
Operating income from continuing operations
(USD millions unless indicated otherwise)	Year ended Dec 31, 2025	Year ended Dec 31, 2024	Change in USD %	Change in constant currencies %[1]

Gross profit from continuing operations	42 975	38 895	10	10

Selling, general and administration	-13 248	-12 566	-5	-4

Research and development	-11 200	-10 022	-12	-9

Of which research and exploratory development	-4 290	-4 027	-7	-4

Of which confirmatory development	-6 910	-5 995	-15	-12

Other income	1 460	1 175	24	17

Other expense	-2 343	-2 938	20	24

Operating income from continuing operations	17 644	14 544	21	25

Return on net sales (%)	32.4	28.9

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Gross profit from continuing operations was USD 43.0 billion (+10%, +10% cc), mainly driven by higher net sales.
Selling, general and administration expenses were USD 13.2 billion (-5%, -4% cc), mainly driven by higher investments behind priority brands and launches.
Research and development expenses were USD 11.2 billion (-12%, -9% cc), driven by increases in confirmatory development (-15%, -12% cc) and research and exploratory development (-7%, -4% cc), mainly due to higher investments in recently acquired assets.
Other income was USD 1.5 billion (+24%, +17% cc), mainly driven by higher government grant income. Other expense was USD 2.3 billion (+20%, +24% cc), as higher legal related costs were more than offset by a goodwill impairment in the prior year.
Operating income from continuing operations was USD 17.6 billion (+21%, +25% cc), mainly driven by higher net sales and lower impairments, partly offset by higher investments behind priority brands and launches. Operating income margin from continuing operations was 32.4% of net sales, increasing 3.5 percentage points (4.4 percentage points cc).
Non-IFRS measure Core operating income from continuing operations 1
(USD millions unless indicated otherwise)	Year ended Dec 31, 2025	Year ended Dec 31, 2024	Change in USD %	Change in constant currencies %

Core gross profit from continuing operations	45 515	41 872	9	9

Core selling, general and administration	-13 238	-12 564	-5	-4

Core research and development[2]	-10 295	-9 302	-11	-8

Of which core research and exploratory development	-3 798	-3 370	-13	-10

Of which core confirmatory development	-6 497	-5 932	-10	-7

Core other income	667	273	144	121

Core other expense	-760	-785	3	8

Core operating income from continuing operations	21 889	19 494	12	14

Core return on net sales (%)	40.1	38.7

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
[2] Core research and development expense exclude impairments, amortization and certain other items.

The adjustments made to operating income to arrive at core operating income amounted to USD 4.2 billion (compared with USD 5.0 billion in the prior year). For more information, see “—Non-IFRS measures as defined by Novartis—2025 and 2024 reconciliation from IFRS Accounting Standards results to non-IFRS core results.”
Core gross profit from continuing operations was USD 45.5 billion (+9%. +9% cc), mainly driven by higher net sales.
Core selling, general and administration expenses were USD 13.2 billion (-5%, -4% cc), mainly driven by higher investments behind priority brands and launches.
Core research and development expenses were USD 10.3 billion (-11%, -8% cc), driven by increases in core confirmatory development (-10%, -7% cc) and core research and exploratory development (-13%, -10% cc), mainly due to higher investments in recently acquired assets.
Core other income was USD 0.7 billion (+144%, +121% cc) mainly driven by higher government grant income. Core other expense was USD 0.8 billion (+3%, +8% cc).
Core operating income from continuing operations was USD 21.9 billion (+12%, +14% cc), mainly driven by higher net sales, partly offset by higher investments behind priority brands and launches. Core operating income margin from continuing operations was 40.1% of net sales, increasing 1.4 percentage points (2.1 percentage points cc).
Non-operating income and expense
The term “non-operating income and expense” includes all income and expense items outside operating income from continuing operations. The following table provides an overview of non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2025	Year ended Dec 31, 2024	Change in USD %	Change in constant currencies %[1]

Operating income from continuing operations	17 644	14 544	21	25

Loss from associated companies	-12	-38	68	70

Interest expense	-1 144	-1 006	-14	-14

Other financial income and expense	-136	140	nm	nm

Income before taxes from continuing operations	16 352	13 640	20	22

Income taxes	-2 385	-1 701	-40	-43

Net income from continuing operations	13 967	11 939	17	19

Net income	13 967	11 939	17	19

Basic earnings per share from continuing operations (USD)	7.21	5.92	22	24

Basic earnings per share (USD)	7.21	5.92	22	24

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
nm = not meaningful

Interest expense and other financial income and expense
Interest expense amounted to USD 1.1 billion compared with USD 1.0 billion in the prior year.
Other financial income and expense amounted to an expense of USD 136 million compared with an income of USD 140 million in the prior year, mainly due to lower interest and other financial income, partially offset by lower monetary losses from hyperinflation accounting.
Income taxes
The tax rate was 14.6% compared with 12.5% in the prior year. The current-year tax rate was favorably impacted by changes in uncertain tax positions and the remeasurement of deferred tax balances following tax law changes, primarily in Switzerland and the US, partially offset by the impact of intercompany transactions, prior-year items and other items. The prior-year tax rate was favorably impacted by the effect of changes in uncertain tax positions. Excluding these impacts, the current-year tax rate would have been 15.0% compared with 15.0% in the prior year.
Net income
Net income was USD 14.0 billion (+17%, +19% cc), mainly driven by higher operating income.
Earnings per share
Basic earnings per share was USD 7.21 (+22%, +24% cc), benefiting from the lower weighted average number of shares outstanding.
Non-IFRS measure Core non-operating income and expense1
The following table provides an overview of the non-IFRS measure core non-operating income and expense from continuing operations:
(USD millions unless indicated otherwise)	Year ended Dec 31, 2025	Year ended Dec 31, 2024	Change in USD %	Change in constant currencies %

Core operating income from continuing operations	21 889	19 494	12	14

Core loss from associated companies	-12	-12	0	1

Core interest expense	-1 144	-1 006	-14	-14

Core other financial income and expense	44	295	-85	-86

Core income before taxes from continuing operations	20 777	18 771	11	12

Core income taxes	-3 366	-3 016	-12	-13

Core net income from continuing operations	17 411	15 755	11	12

Core net income	17 411	15 755	11	12

Core basic EPS from continuing operations (USD)	8.98	7.81	15	17

Core basic EPS (USD)	8.98	7.81	15	17

[1] For an explanation of non-IFRS measures and reconciliation tables, see "—Non-IFRS measures as defined by Novartis."
Core interest expense and other financial income and expense
Core interest expense amounted to USD 1.1 billion compared with USD 1.0 billion in the prior year.
Core other financial income and expense amounted to an income of USD 44 million compared with an income of USD 295 million in the prior year, mainly due to lower interest income.
Core income taxes
The core tax rate (core taxes as a percentage of core income before tax) was 16.2% compared with 16.1% in the prior year.
Core net income
Core net income was USD 17.4 billion (+11%, +12% cc), mainly due to higher core operating income.
Core earnings per share
Core basic earnings per share was USD 8.98 (+15%, +17% cc), benefiting from the lower weighted average number of shares outstanding.

Factors affecting comparability of year-on-year results of operations
Significant transactions
The comparability of the year-on-year results of our operations for the total Company can be significantly affected by acquisitions and divestments. As part of our long-term strategy to focus Novartis as a leading innovative medicines company, we announced and/or completed several acquisitions and divestments during 2025 and 2024.
A detailed description of significant transactions in 2025 and 2024 can be found in “Item 18. Financial Statements—Note 2. Significant acquisitions of businesses and spin-off of Sandoz business.”
Internal control over financial reporting
The Company’s management has assessed the effectiveness of internal control over financial reporting. The Company’s independent registered public accounting firm also issued an opinion on the effectiveness of internal control over financial reporting. Both the Company’s management and its independent registered public accounting firm concluded that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025. For more information, see “Item 15. Controls and Procedures.”
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
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and net impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal-related items, impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
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
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in volume, price and generic competition impacts on net sales, we present information about changes in net sales and selected key figures, including operating income and net income, on a basis that excludes the effects of foreign currency fluctuations.
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
We calculate constant currency change measures to present percentage changes by translating the current year’s foreign currency sales and other income statement items into USD using the prior-year average exchange rates (excluding adjustments required under IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies), and then comparing these translated amounts to prior-year results in USD to derive a constant currency percentage change.
We use constant currency percentage change measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. These percentage change measures are considered alongside the corresponding USD percentage change measures that are not adjusted for changes in currency exchange rates.

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
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.
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
2025 and 2024 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
(USD millions unless indicated otherwise)	2025	2024

IFRS Accounting Standards operating income from continuing operations	17 644	14 544

Amortization of intangible assets	3 197	3 174

Impairments

Intangible assets	549	1 401

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	2	18

Other property, plant and equipment	1	9

Total impairment charges	552	1 428

Acquisition or divestment of businesses and related items

- Income	-380	-458

- Expense	451	483

Total acquisition or divestment of businesses and related items, net	71	25

Other items

Divestment gains	-50	-45

Financial assets - fair value adjustments	-48	45

Restructuring and related items

- Income	-66	-123

- Expense	544	487

Legal-related items

- Income	-280

- Expense	441	89

Additional income	-236	-183

Additional expense	120	53

Total other items	425	323

Total adjustments	4 245	4 950

Core operating income from continuing operations	21 889	19 494

as % of net sales	40.1%	38.7%

Loss from associated companies	-12	-38

Core adjustments to loss from associated companies, net of tax		26

Interest expense	-1 144	-1 006

Other financial income and expense	-136	140

Core adjustments to other financial income and expense	180	155

Income taxes, adjusted for core adjustment items (core income taxes)	-3 366	-3 016

Core net income from continuing operations	17 411	15 755

Core net income	17 411	15 755

Core net income attributable to shareholders of Novartis AG	17 411	15 757

Core net income attributable to non-controlling interests [1]	0	-2

Core basic EPS from continuing operations (USD) [2]	8.98	7.81

Core basic EPS (USD) [2]	8.98	7.81

[1] In 2025, the IFRS Accounting Standards results for net income attributable to non-controlling interests was USD -17 million. Core net income attributable to non-controlling interests was adjusted for USD 17 million related to impairment charges related to an intangible asset.

[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

2025 and 2024 reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
2025 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	42 975	2 805	59		-324	45 515

Operating income from continuing operations	17 644	3 197	552	71	425	21 889

Income before taxes from continuing operations	16 352	3 197	552	71	605	20 777

Income taxes [5]	-2 385	-631	-90	-8	-252	-3 366

Net income from continuing operations	13 967					17 411

Net income	13 967					17 411

Attributable to:
Shareholders of Novartis AG	13 984					17 411

Non-controlling interests	-17		17			0

Basic EPS from continuing operations (USD) [6]	7.21					8.98

Basic EPS (USD) [6]	7.21					8.98

The following are adjustments to arrive at core gross profit from continuing operations

Other revenues	2 142				-344	1 798

Cost of goods sold	-13 699	2 805	59		20	-10 815

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-13 248				10	-13 238

Research and development	-11 200	392	491	16	6	-10 295

Other income	1 460			-380	-413	667

Other expense	-2 343		2	435	1 146	-760

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	-136				180	44

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: cost of goods sold, research and development and and net income attributable to non-controlling interests include net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income and other expense include transitional services fee income and expenses related to the Sandoz distribution and adjustments to provisions

[4] Other items: other revenues includes milestones income from an outlicensing agreement and a royalty settlement income; cost of goods sold includes fair value adjustments; cost of goods sold, selling, general and administration, other income and other expense include restructuring income and charges related to the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; research and development includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes divestment gains, fair value adjustments on contingent consideration receivable and adjustments to provisions and other items; other expense includes legal related items, loss due to legal entities reorganization, write-down of assets within other non-current assets and other costs and items; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies and a fair value adjustment on a financial liability

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Other items also include adjustments related to uncertain tax positions from prior years and remeasurement effects on deferred tax balances following tax law changes. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 4.4 billion to arrive at the core results before tax amounts to USD 1.0 billion and the average tax rate on the total adjustments was 22.2%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

2024 (USD millions unless indicated otherwise)	IFRS Accounting Standards results	Amortization of intangible assets[1]	Impairments[2]	Acquisition or divestment of businesses and related items[3]	Other items[4]	Core results

Gross profit from continuing operations	38 895	2 965	-9		21	41 872

Operating income from continuing operations	14 544	3 174	1 428	25	323	19 494

Income before taxes from continuing operations	13 640	3 174	1 428	25	504	18 771

Income taxes [5]	-1 701	-592	-74	-8	-641	-3 016

Net income from continuing operations	11 939					15 755

Net income	11 939					15 755

Attributable to:
Shareholders of Novartis AG	11 941					15 757

Non-controlling interests	-2					-2

Basic EPS from continuing operations (USD) [6]	5.92					7.81

Basic EPS (USD) [6]	5.92					7.81

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 827	2 965	-9		21	-9 850

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 566				2	-12 564

Research and development	-10 022	209	500	23	-12	-9 302

Other income	1 175		-1	-458	-443	273

Other expense	-2 938		938	460	755	-785

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-38				26	-12

Other financial income and expense	140				155	295

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to scientific infrastructure and technologies

[2] Impairments: cost of goods sold and research and development include net impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income includes divestment gains; other income and other expense include transitional services fee income and expenses related to the Sandoz distribution, and adjustments to provisions

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include adjustments to environmental provisions, fair value adjustments on financial assets, a fair value adjustment on a contingent receivable and other costs and items; other income also includes divestment gains; other expense includes legal related items and a curtailment adjustment; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies, currency devaluation losses, an adjustment related to the gain on sale of financial assets and interests on tax related items

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include the effect of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Other items also include adjustments related to uncertain tax positions from prior years. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 5.1 billion to arrive at the core results before tax amounts to USD 1.3 billion and the average tax rate on the total adjustments was 25.6%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

5.B Liquidity and capital resources

The following table summarizes the Company’s cash flows and net debt:
(USD millions)	2025	2024

Net cash flows from operating activities	19 144	17 619

Net cash flows used in investing activities	-4 877	-7 513

Net cash flows used in financing activities	-14 867	-11 742

Effect of exchange rate changes on cash and cash equivalents	576	-298

Net change in cash and cash equivalents	-24	-1 934

Change in marketable securities, time deposits and derivative financial instruments	-1 843	963

Change in current and non-current financial debts and derivative financial instruments	-3 939	-4 987

Change in net debt	-5 806	-5 958

Net debt at January 1	-16 141	-10 183

Net debt at December 31	-21 947	-16 141

Cash flow
Net cash flows from operating activities amounted to USD 19.1 billion, compared with USD 17.6 billion in the prior year. This increase was mainly driven by higher net income, adjusted for non-cash items and other adjustments, partly offset by unfavorable changes in working capital, higher payments out of provisions and higher income taxes paid.
Net cash outflows used in investing activities amounted to USD 4.9 billion, compared with USD 7.5 billion in the prior year.
In the current year, net cash outflows used in investing activities were mainly driven by USD 2.8 billion for acquisitions applying the optional concentration test, net of USD 0.3 billion in cash acquired, including the acquisition of Anthos Therapeutics, Inc. for USD 0.8 billion, the acquisition of Regulus Therapeutics Inc. for USD 0.8 billion and the acquisition of Tourmaline Bio, Inc. for USD 1.2 billion. In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion and purchases of property, plant and equipment amounted to USD 1.5 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.
In the prior year, net cash outflows used in investing activities were mainly driven by USD 3.9 billion net cash outflows for acquisitions and divestments of businesses, including the acquisition of Kate Therapeutics for USD 0.4 billion, the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million) and the acquisition of MorphoSys for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion, purchases of property, plant and equipment amounted to USD 1.4 billion, purchases of financial assets amounted to USD 0.2 billion and net investments in time deposits, marketable securities and commodities amounted to USD 0.7 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations) and by USD 0.2 billion from the sale of intangible assets and property, plant and equipment.
Net cash outflows used in financing activities amounted to USD 14.9 billion, compared with USD 11.7 billion in the prior year.
In the current year, net cash outflows used in financing activities were mainly driven by USD 9.2 billion for net treasury share transactions, USD 7.8 billion for the annual dividend payment and USD 3.35 billion for the repayment of three bonds at maturity, comprising two US dollar denominated bonds with notional amounts of USD 1.75 billion and USD 1.0 billion, respectively, and one Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. These cash outflows were partly offset by cash inflows of USD 6.0 billion, from the issuance of US dollar denominated bonds with a notional amount of USD 6.0 billion.
In the prior year, net cash outflows used in financing activities were mainly driven by USD 8.3 billion for net treasury share transactions, USD 7.6 billion for the annual dividend payment, USD 2.15 billion for the repayment of a US dollar bond at maturity and USD 0.3 billion for the repayments of other current financial debts. Cash outflows for MorphoSys shares purchased outside the Offer amounted to USD 0.3 billion, which included a USD 0.2 billion payment to the former remaining minority shareholders in connection with the “squeeze-out.” These cash outflows were partly offset by cash inflows from the issuance of bonds totaling USD 6.1 billion (Swiss franc denominated bonds with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion, and US dollar denominated bonds with a notional amount of USD 3.7 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.

Non-IFRS measure Free cash flow
Free cash flow is a non-IFRS measure, see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Free cash flow” for further information.
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
	2025			2024

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities	19 144		19 144	17 619		17 619

Net cash flows used in investing activities [1]	-4 877	3 329	-1 548	-7 513	6 147	-1 366

Net cash flows used in financing activities [2]	-14 867	14 867	0	-11 742	11 742	0

Non-IFRS measure free cash flow			17 596			16 253

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.
The following table is a summary of the non-IFRS measure free cash flow:
(USD millions)	2025	2024

Operating income from continuing operations	17 644	14 544

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	5 275	6 114

Change in provisions and other non-current liabilities	1 083	696

Other	1 194	817

Operating income from continuing operations adjusted for non-cash items	25 196	22 171

Dividends received from associated companies and others	1	1

Interest received and other financial receipts	576	489

Interest paid and other financial payments	-1 007	-971

Income taxes paid	-2 562	-2 258

Payments out of provisions and other net cash movements in non-current liabilities	-1 483	-1 107

Changes in inventories and trade receivables less trade payables	-1 363	-1 261

Changes in other operating cash flow items	-214	555

Net cash flows from operating activities from continuing operations	19 144	17 619

Net cash flows from operating activities	19 144	17 619

Purchases of property, plant and equipment	-1 548	-1 366

Non-IFRS measure free cash flow	17 596	16 253

Free cash flow amounted to USD 17.6 billion (+8%), compared with USD 16.3 billion in the prior year, driven by higher net cash flows from operating activities.

Condensed consolidated balance sheets
(USD millions)	Dec 31, 2025	Dec 31, 2024

Assets
Non-current assets
Property, plant and equipment	10 782	9 458

Right-of-use assets	1 570	1 415

Goodwill	25 567	24 756

Intangible assets other than goodwill	29 411	26 915

Investments in associated companies	98	119

Deferred tax assets	5 438	4 359

Financial assets	2 348	2 015

Other non-current assets	5 275	3 505

Total non-current assets	80 489	72 542

Current assets
Inventories	6 269	5 723

Trade receivables	8 937	7 423

Income tax receivables	205	133

Marketable securities, time deposits and derivative financial instruments	155	1 998

Cash and cash equivalents	11 435	11 459

Other current assets	3 459	2 968

Total current assets	30 460	29 704

Total assets	110 949	102 246

Equity and liabilities
Total equity	46 549	44 126

Liabilities
Non-current liabilities
Financial debts	27 935	21 366

Lease liabilities	1 657	1 568

Deferred tax liabilities	3 397	2 419

Provisions and other non-current liabilities	4 133	4 075

Total non-current liabilities	37 122	29 428

Current liabilities
Trade payables	4 456	4 572

Financial debts and derivative financial instruments	5 602	8 232

Lease liabilities	263	235

Current income tax liabilities	1 969	1 599

Provisions and other current liabilities	14 988	14 054

Total current liabilities	27 278	28 692

Total liabilities	64 400	58 120

Total equity and liabilities	110 949	102 246

Assets
Total non-current assets of USD 80.5 billion increased by USD 7.9 billion compared with December 31, 2024.
Intangible assets other than goodwill increased by USD 2.5 billion, mainly due to acquisitions applying the optional concentration test (Anthos Therapeutics, Inc., Regulus Therapeutics Inc., Tourmaline Bio, Inc. and a private clinical-stage biotech company), additions, and currency translation adjustments, partially offset by amortization and impairment charges.
Goodwill increased by USD 0.8 billion, due to currency translation adjustments.
Property, plant and equipment increased by USD 1.3 billion, mainly due to additions and currency translation adjustments, partially offset by depreciation.
Other non-current assets increased by USD 1.8 billion, mainly due to an increase in prepaid post-employment benefit plans. This increase was driven by an increase in the fair value of plan assets, a higher discount rate applied in calculating actuarial defined benefit obligations, and currency translation adjustments.
Deferred tax assets increased by USD 1.1 billion, mainly due to higher deferred tax assets on inventories.
Financial assets increased by USD 0.3 billion. Right-of-use assets and investments in associated companies were broadly in line with December 31, 2024.
Total current assets of USD 30.5 billion increased by USD 0.8 billion compared with December 31, 2024.
Cash and cash equivalents were broadly in line with December 2024, as cash inflows from operating activities of USD 19.1 billion, net proceeds from changes in financial debts of USD 2.7 billion and from marketable securities and time deposits of USD 1.8 billion, mainly due to the maturity of time deposits, were offset by cash outflows of USD 9.2 billion for net purchases of treasury shares, USD 7.8 billion for the annual dividend payment, USD 3.7 billion for net purchases of property, plant and equipment and intangible assets, USD 2.8 billion for the acquisitions applying the optional concentration test, as well as other net cash outflows from investing and financing activities, and currency effects of USD 0.1 billion.
Marketable securities, time deposits and derivative financial instruments decreased by USD 1.8 billion, mainly due to the maturity of time deposits.
Trade receivables increased by USD 1.5 billion, mainly due to the increase in net sales.
Inventories increased by USD 0.5 billion. Other current assets increased by USD 0.5 billion, mainly due to higher prepaid expenses and other current assets. Income tax receivables were broadly in line with December 31, 2024.
We consider our provisions for doubtful trade receivables to be adequate. We particularly monitor the level of trade receivables in countries deemed to have an elevated credit risk. We consider macroeconomic environment, historical experience, country and political risks, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments to risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these elevated credit risk countries have resulted in, and may continue to result in an increase in the average time that it takes to collect these trade receivables and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. As at December 31, 2025, amounts past due for more than one year were not significant in elevated credit risk countries.
For a table showing an overview of the aging analysis of total trade receivables and the total amount of the provision for doubtful trade receivables as at December 31, 2025, and 2024, see “Item 18. Financial Statements—Note 15. Trade receivables.”
There is also a risk that certain countries could devalue their currency. Currency exposures are described in more detail in “Effects of currency fluctuations.”
Liabilities
Total non-current liabilities of USD 37.1 billion increased by USD 7.7 billion compared with December 31, 2024.
Non-current financial debts increased by USD 6.6 billion, mainly due to the issuance of US dollar denominated bonds with a notional amount of USD 6.0 billion and currency translation adjustments of USD 1.1 billion, partly offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Deferred tax liabilities increased by USD 1.0 billion, mainly due to higher deferred tax liabilities on other assets, provisions and accruals.
Provisions and other non-current liabilities, and non-current lease liabilities were broadly in line with December 31, 2024.
Total current liabilities of USD 27.3 billion decreased by USD 1.4 billion compared with December 31, 2024.
Current financial debts and derivative financial instruments decreased by USD 2.6 billion, mainly due to the repayment at maturity of two US dollar denominated bonds with a notional amount of USD 2.8 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion. This was partially offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Provisions and other current liabilities increased by USD 0.9 billion, mainly driven by the increase in provisions for deductions from revenue.
Current income tax liabilities increased by USD 0.4 billion. Trade payables and current lease liabilities were broadly in line with December 31, 2024.
In our most significant tax jurisdictions, Switzerland and the United States, tax assessments have been agreed by the tax authorities up to 2020 in Switzerland and up to 2016 in the United States.
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
Equity
The Company’s equity increased by USD 2.4 billion to USD 46.5 billion compared with December 31, 2024. This increase was mainly driven by net income of USD 14.0 billion, a favorable impact from currency translation differences of USD 3.0 billion, actuarial gains from defined benefit plans of USD 1.2 billion, and a favorable impact from equity-based compensation plans of USD 1.2 billion. These were partially offset by annual dividends of USD 7.8 billion paid to Novartis AG shareholders and the purchase of treasury shares of USD 9.1 billion.

Summary of equity movements attributable to Novartis AG shareholders
	Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders

	2025	2024	2025 USD millions	2024 USD millions

Balance at beginning of year	1 975.1	2 044.0	44 046	46 667

Shares acquired to be canceled	-77.6	-77.5	-8 947	-8 316

Other share purchases	-1.7	-1.2	-175	-134

Equity-based compensation plans and employee transactions	12.3	9.7	1 157	1 060

Taxes on treasury share transactions			-113	-68

Dividends			-7 818	-7 624

Net income of the year attributable to shareholders of Novartis AG			13 984	11 941

Other comprehensive income attributable to shareholders of Novartis AG			3 985	592

Changes in non-controlling interests			-89	-226

Other movements	0.1	0.1	100	154

Balance at end of year	1 908.2	1 975.1	46 130	44 046

In 2025, Novartis repurchased a total of 77.6 million shares for USD 8.9 billion on the SIX Swiss Exchange second trading line. These repurchases included 49.1 million shares (USD 5.4 billion) under the USD 15 billion share buyback (announced in July 2023 and completed in July 2025) and 17.8 million shares (USD 2.3 billion) under the new up-to USD 10 billion share buyback announced in July 2025. In addition, 10.7 million shares (USD 1.3 billion) were repurchased to mitigate full-year dilution related to the equity-based compensation plans of employees. Furthermore, 1.7 million shares (equity value of USD 0.2 billion) were repurchased from employees. In the same period, 12.4 million shares (equity value of USD 1.2 billion) were delivered to employees related to equity-based compensation plans. Consequently, the total number of shares outstanding decreased by 66.9 million versus December 31, 2024. These treasury share transactions resulted in an equity decrease of USD 8.0 billion and a net cash outflow of USD 9.2 billion.
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
Treasury shares
As at December 31, 2025, our holding of treasury shares amounted to 204.3 million shares, or approximately 10% of the total number of issued shares. Approximately 75.4 million treasury shares were held in entities that restrict their availability for use.
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
The following table provides an overview of net sales and operating expenses from continuing operations based on IFRS Accounting Standards values, for the most important currencies to the Company:
	2025		2024 [1]

Currency	Net sales %	Operating expenses %[2]	Net sales %	Operating expenses %[2]

US dollar (USD)	45	42	44	39

Euro (EUR)	23	22	23	23

Swiss franc (CHF)	1	17	1	18

Chinese yuan (CNY)	8	5	8	5

Japanese yen (JPY)	4	2	4	2

Canadian dollar (CAD)	2	1	2	1

British pound (GBP)	2	2	2	2

Russian ruble (RUB)	1	1	1	0

Brazilian real (BRL)	2	1	2	1

Other currencies	12	7	13	9

[1] In 2025, the Australian dollar (AUD) was no longer designated as one of the most import currencies to the Company. In 2024, the AUD net sales and operating expenses have been reclassified to Other currencies to conform with 2025 presentation.

[2] Operating expenses include cost of goods sold; selling, general and administration; research and development; other income and other expense.
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
The Company manages its global currency exposure by engaging in hedging transactions where management deems appropriate, after taking into account the natural hedging afforded by our global business activity. In 2025 and 2024, we entered into various contracts that change in value with movements in foreign exchange rates, to preserve the value of assets, commitments and expected transactions. We use forward contracts and foreign currency options to hedge. For more information on how these transactions affect our consolidated financial statements and on how foreign exchange rate exposure is managed, see “Item 18. Financial Statements—Note 1. Accounting policies,” “Item 18. Financial Statements—Note 5. Interest expense and other financial income and expense,” “Item 18. Financial Statements—Note 15. Trade receivables,” “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities” and “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

The following table sets forth the foreign exchange rates of the US dollar against key currencies used for foreign currency translation when preparing the Company’s consolidated financial statements:
	Average for year			Year-end

USD per unit	2025	2024	Change in %	2025	2024	Change in %

Brazilian real (BRL)	0.179	0.186	-4	0.183	0.162	13

Canadian dollar (CAD)	0.715	0.730	-2	0.730	0.696	5

Swiss franc (CHF)	1.205	1.136	6	1.261	1.107	14

Chinese yuan (CNY)	0.139	0.139	0	0.143	0.137	4

Euro (EUR)	1.129	1.082	4	1.174	1.041	13

British pound (GBP)	1.318	1.278	3	1.346	1.256	7

Japanese yen (JPY (100))	0.669	0.661	1	0.639	0.640	0

Russian ruble (RUB (100))	1.200	1.080	11	1.255	0.889	41

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency:
	Change in USD % 2025	Change in constant currencies % 2025	Percentage point currency impact 2025

Net sales from continuing operations	8	8	0

Operating income from continuing operations	21	25	-4

Net income from continuing operations	17	19	-2

Basic earnings per share (USD) from continuing operations	22	24	-2

Core operating income from continuing operations	12	14	-2

Core net income from continuing operations	11	12	-1

Core basic earnings per share (USD) from continuing operations	15	17	-2

For additional information on the constant currency calculation (“cc”), see “—Item 5.A Operating results—Non-IFRS measures as defined by Novartis—Constant currencies.”
For additional information on the effects of currency fluctuations, see “Item 18. Financial Statements—Note 28. Financial instruments – additional disclosures.”

Company liquidity, financial debts and net debt
The following table shows Company liquidity, financial debts and net debt:
(USD millions)	2025	2024

Non-current financial debts	-27 935	-21 366

Current financial debts and derivative financial instruments	-5 602	-8 232

Total financial debts	-33 537	-29 598

Less liquidity

Cash and cash equivalents	11 435	11 459

Marketable securities, time deposits and derivative financial instruments	155	1 998

Total liquidity	11 590	13 457

Net debt at December 31	-21 947	-16 141

The Company’s net debt as at December 31, 2025, increased to USD 21.9 billion, compared with USD 16.1 billion as at December 31, 2024.
Total financial debts amounted to USD 33.5 billion as at December 31, 2025, compared with USD 29.6 billion as at December 31, 2024. Non-current financial debts increased by USD 6.6 billion, mainly due to the issuance of US dollar denominated bonds with a notional amount of USD 6.0 billion and currency translation adjustments of USD 1.1 billion, partly offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Current financial debts and derivative financial instruments decreased by USD 2.6 billion, mainly due to the repayment at maturity of two US dollar denominated bonds with a notional amount of USD 2.8 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion. This was partially offset by the reclassification of a EUR denominated bond with a notional amount of EUR 0.6 billion maturing in 2026 from non-current to current financial debts.
Novartis has a US commercial paper program under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.0 billion) of unsecured commercial paper notes. Commercial paper notes totaling USD 4.0 billion under these two programs were outstanding as at December 31, 2025 (2024: USD 4.1 billion).
Novartis further has a committed credit facility of USD 6.0 billion. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at December 31, 2025.
Total liquidity decreased to USD 11.6 billion compared with USD 13.5 billion as at December 31, 2024.
As of year-end 2025, Moody’s Ratings rated the Company Aa3 for long-term maturities and P-1 for short-term maturities and S&P Global Ratings rated the Company AA- for long-term maturities and A-1+ for short-term maturities.
Liquidity and financial debts by currency
The following table provides a breakdown of liquidity and financial debts by currency as at December 31:
	Liquidity in % 2025[1]	Liquidity in % 2024[1]	Financial debts in % 2025[2]	Financial debts in % 2024[2]

USD	57	59	66	65

CHF	5	7	12	13

EUR	30	30	18	18

JPY			2	2

Other	8	4	2	2

	100	100	100	100

[1] Liquidity includes cash and cash equivalents and marketable securities, including debt securities and time deposits.
[2] Financial debts includes non-current and current financial debts.

Bonds
In February 2025, a 5-year US dollar denominated bond of USD 1.0 billion with a coupon of 1.75% was repaid at maturity.
In May 2025, a 10-year Swiss franc denominated bond of CHF 500 million with a coupon of 0.25% was repaid at maturity.
In November 2025, seven US dollar denominated bonds totaling USD 6.0 billion were issued: a 3-year floating rate note of USD 800 million with a quarterly-reset coupon based on compounded USD Secured Overnight Financing Rate (SOFR) plus 0.52%, a 3-year bond of USD 700 million with a coupon of 3.90%, a 5-year bond of USD 1.75 billion with a coupon of 4.10%, a 7-year bond of USD 925 million with a coupon of 4.30%, a 10-year bond of USD 925 million with a coupon of 4.60%, a 20-year bond of USD 350 million with a coupon of 5.20% and a 30-year bond of USD 550 million with a coupon of 5.30%.
In November 2025, a 10-year US dollar denominated bond of USD 1.75 billion with a coupon of 3.00% was repaid at maturity.
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
Liquidity/short-term funding
The Company’s liquidity amounted to USD 11.6 billion as at December 31, 2025, compared with USD 13.5 billion as at December 31, 2024. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 33.5 billion as at December 31, 2025, compared with USD 29.6 billion as at December 31, 2024.
The debt/equity ratio increased to 0.72:1 as at December 31, 2025, compared with 0.67:1 as at December 31, 2024. The net debt increased to USD 21.9 billion as at December 31, 2025, compared with USD 16.1 billion as at December 31, 2024.
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
We are not aware of any significant demands to change the level of liquidity needed to support our normal business activities. We make use of various borrowing facilities provided by several financial institutions. We also successfully issued various bonds in 2025 and previous years and raised funds through our commercial paper programs.
The maturity schedule of our net debt can be found in “Item 18. Financial Statements—Note 28. Financial instruments—Additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk.”
Material contractual obligations and commitments
The Company’s material contractual obligations and commitments, entered into from time to time, consist of the following:
• Non-current financial debts, including current portion (see “Item 18. Financial Statements—Note 19. Non-current financial debts”). For the table showing the maturity schedule of our current and non-current financial debts, see “Item 18. Financial Statements—Note 28. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments— Liquidity risk”;
• Leases on assets used in operations entered into in the ordinary course of business (see “Item 18. Financial Statements— Note 10. Right-of-use assets and lease liabilities”);
• Long-term research and development agreements with various third parties related to intangible assets. The Company has also entered into acquisition agreements related to intangible assets with third parties that were accounted for as assets separately acquired by electing to apply the optional concentration test. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful achievement of specified clinical development, regulatory approval, or sales milestones, or other conditions specified in the agreements (see “Item 18. Financial Statements—Note 27. Commitments and contingent liabilities—Research and development commitments”);
• Commitments related to the acquisition of businesses and interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future (see “Item 18. Financial Statements—Note 27. Commitments and contingent Liabilities—Other commitments”). In addition, certain business combination arrangements include contingent payments, which the shareholders of the acquired company are eligible to receive upon the achievement of specified milestones. For the table showing the maturity schedule of contingent consideration liabilities, see “Item 18. Financial Statements—Note 28. Financial instruments—additional disclosures—Nature and extent of risks arising from financial instruments—Liquidity risk”;
• Unfunded independent pension and other post-employment benefit plans (see “Item 18. Financial Statements – Note 24. Post-employment benefits for employees”); and
• Property, plant and equipment purchase commitments in the ordinary course of business (see “Item 18. Financial Statements—Note 9. Property, plant and equipment”).
The Company intends to fund contractual obligations and commitments related to leases, long-term research and development agreements, business combinations, acquisition agreements related to intangible assets accounted for as assets separately acquired by electing to apply the optional concentration test, property, plant and equipment, and unfunded independent pension and other post-employment benefit plans with available cash and short- and long-term borrowings.

5.C Research and development, patents and licenses

Our research and development spending from continuing operations totaled USD 11.2 billion and USD 10.0 billion (non-IFRS measure core research and development from continuing operations USD 10.3 billion and USD 9.3 billion) for the years 2025 and 2024, respectively.
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

6.B Compensation

Dear shareholder,
On behalf of the Compensation Committee of Novartis, I am pleased to present our 2025 Compensation Report.
Our compensation philosophy
The compensation of the members of the Executive Committee of Novartis (ECN) is built on a strong pay-for-performance philosophy. A significant proportion of total compensation is variable, with payouts directly tied to the achievement of short- and long-term financial and strategic objectives. These are delivered through the Annual Incentive and the Long-Term Performance Plan (LTPP), with performance metrics in each case designed to drive sustainable value creation for shareholders. The Compensation Committee closely oversees the application of this compensation system to ensure that outcomes are tightly linked to the Company’s evolution and strategic priorities.
2025 company performance
Novartis delivered strong commercial and operational performance in 2025, reflecting our ability to adapt and thrive in a rapidly evolving external environment.
Net sales from continuing operations grew year-on-year by 8% in constant currencies (cc), while core operating income grew by 14% (cc), and free cash flow increased by USD 1.3 billion. Sales growth was mainly driven by continued strong performance from Kisqali, Kesimpta, Pluvicto, Scemblix and Cosentyx. The outcomes under both the Annual Incentive and LTPP were directly influenced by these achievements.
Innovation lies at the heart of the Novartis mission and is fundamental to the value we deliver to society. It is strongly embedded within the Annual Incentive strategic targets and comprises 25% of the LTPP assessment criteria. In 2025, our innovation highlights included the approval of Rhapsido in the US and China as the first oral BTKi for chronic spontaneous urticaria in adults. Furthermore, Pluvicto gained US, Japan and China approval for earlier use before chemotherapy in PSMA-positive metastatic castration-resistant prostate cancer patients, Coartem Baby was cleared by Swissmedic as the first malaria treatment for newborns, and Itvisma was approved in the US as the first gene replacement therapy for spinal muscular atrophy in patients two years and older.
2025 realized compensation
As a result of the Company’s performance in 2025, total realized compensation for the CEO amounted to CHF 24 871 860, of which 90% was made up of variable components. This included an Annual Incentive at 180% of target and a 2023-2025 LTPP at 188% of target.
In the 2025 Annual Incentive, outcomes relating to sales, core operating income and free cash flow were met or above target. In addition, considerable progress was made toward our strategic objectives as assessed through the CEO’s balanced scorecard. These outcomes reflect our commitment to sustained growth, innovation, operational excellence, and strong ESG foundations. For more information, see “—2025 CEO Annual Incentive balanced scorecard.”
The LTPP continues to represent the largest portion of total ECN realized compensation. Under the 2023-2025 LTPP cycle, outcomes relating to third-party sales CAGR (compound annual growth rate) and core operating income CAGR (both in cc) both significantly exceeded the level required for a maximum payout. Over the three-year performance cycle, growth brands such as Entresto, Kisqali and Kesimpta delivered sales well above expectations. The Novartis share price over the same period increased by 64% (in USD), underscoring the value delivered to shareholders, leading to a maximum payout for the total shareholder return (TSR) metric. These and advances in innovation drove strong performance, resulting in a payout for the 2023-2025 LTPP at 188% of target, as mentioned above. For more information, see “—2023-2025 LTPP cycle performance outcomes.”
The Board of Directors concluded that the results under both the Annual Incentive and LTPP fairly reflect the company’s performance and the shareholder experience.
The performance outcomes described above contributed to the aggregated total realized compensation for the other ECN members of CHF 88 737 650.
2025 realized compensation versus previous cycles
The total 2025 realized compensation for the CEO increased by 30% compared with 2024, primarily driven by higher LTPP vesting. The 2023-2025 LTPP cycle was one of our strongest performing cycles, reflecting outperformance against ambitious targets. This was further supported by our share price performance, and year-on-year dividend increases, which resulted in a TSR of 84% over the performance cycle (Novartis three-year TSR in USD (%), using a three-month average), and ranking us No. 2 out of our 15 global healthcare peer companies (including Novartis).
The following chart illustrates the strong alignment between pay and performance, with the 2023-2025 cycle delivering the highest shareholder returns of the past five cycles.

Historic LTPP payout versus TSR
For further details on the realized compensation, including a comparison with 2024 realized compensation, see “—CEO and Executive Committee 2025 realized compensation.”
2026 Executive Committee compensation system changes
Novartis operates in a highly competitive and global talent marketplace. The ability to attract, retain and incentivize high caliber executives is critical to delivering our ambitious strategic plan and creating long-term, sustainable value for our shareholders. In recognition of this, the Board of Directors remains attentive to the evolving debate around global pay competitiveness, particularly the challenges faced by global companies headquartered in Europe.
In this context, the Compensation Committee continues to review global pay practices, considering the perspectives of our investors and proxy advisors to ensure our approach is competitive, while remaining aligned with stakeholder expectations. As part of this ongoing review, the Compensation Committee and the Board of Directors decided to make the following changes to the compensation system, effective January 1, 2026:
• Global healthcare peer group: The global healthcare peer group reflects the global talent markets from which we recruit, and the specialist expertise required within the ECN. Following a review of this group – which we have used since 2018 – we will remove Biogen and add Takeda, a more relevant comparator across key metrics. This change improves the peer group’s geographical balance and reflects the global talent markets in which Novartis operates. The revised peer group will be used to benchmark ECN compensation and to assess relative TSR performance for future LTPP awards.
• Relative TSR payout schedule: Starting with the 2026-2028 LTPP cycle, we will adopt a formulaic percentile-based TSR payout structure. This adjustment of the current structure simplifies the payout schedule and brings it in line with market practice both among peer companies and European companies more broadly.
• Annual Incentive system: We will align the ECN Annual Incentive with the rest of the organization in a simplified, multiplicative format. This approach, which now applies across the entire company, strengthens performance alignment and rewards achievement of ambitious financial and operational goals. It also allows for more meaningful differentiation, both upwards and downwards, based on financial and individual strategic outcomes. The financial metrics within the Annual Incentive remain unchanged, as do the individual strategic objectives. The Annual Incentive will continue to be capped at 200% and will be underpinned by stretched targets, reflecting our commitment to driving exceptional performance.
These changes were also discussed with our shareholders and proxy advisors during the 2025 governance roadshow, and we are grateful for their feedback and support. For more information about these changes, see “—2026 Executive Committee compensation system changes.”
AGM 2026-2027 Board fee changes
As part of its annual process, the Compensation Committee conducted a review of Board fees, in line with our Board compensation philosophy. The last material adjustment to Board fees was made in 2018. The review considered fees at comparable SMI (Swiss Market Index) companies and concluded that (i) Board retainer fees will remain unchanged and (ii) targeted adjustments will be made to fees for Board committee chairs and members. These adjustments reflect expanded responsibilities and the increased scope and complexity of committee work. For more information, see “—Board compensation philosophy and fee structure.”
2026 Annual General Meeting (AGM)
At the 2026 AGM, as in prior years, shareholders will be asked to vote on:
• The maximum aggregate compensation for the Board of Directors from the 2026 AGM to the 2027 AGM, which remains broadly in line with the prior term.
• The maximum aggregate compensation for the Executive Committee for the financial year 2027, which remains the same as in the previous year.
• This 2025 Compensation Report (advisory vote), which follows the same structure as in the previous year.
We trust that this Report, together with our 2026 Say-on-Pay brochure, provides the information necessary for you to vote in favor of the above.
Looking ahead, the Compensation Committee will continue to exercise sound judgment in all its decisions, taking market context and evolving business realities into account. At the same time, we will maintain a disciplined approach to target-setting to ensure alignment with our long-term strategic priorities and sustained value creation. As always, we welcome your feedback. We would like to thank investors for their input this year, which was invaluable in driving improvements in our compensation systems and practices.

Simon Moroney, D.Phil.
Chair of the Compensation Committee

Executive Committee and Board 2025 compensation at a glance

CEO and Executive Committee total realized compensation
The 2025 total realized compensation for the CEO and Executive Committee members was CHF 113 609 510. For more information, see “—2025 CEO Annual Incentive balanced scorecard”, “ —2023-2025 LTPP cycle performance outcomes” and “ —CEO and Executive Committee 2025 realized compensation.”

		2025 base salary	2025 pension benefits	2025 Annual Incentive	2023 - 2025 LTPP cycle	Other 2025 compensation

	Currency	Cash (amount)	Amount	Cash & Equity	Equity (value at vesting date)	Amount	Total 2025 realized compensation

Vasant Narasimhan (CEO)	CHF	1 897 771	181 332	5 137 468	17 296 846	358 442	24 871 860

Aggregate realized compensation of the other 10 Executive Committee members, including the member who stepped down during the financial year 2025	CHF	8 703 034	1 879 884	14 697 608	52 894 280	10 562 845	88 737 650

Total	CHF	10 600 804	2 061 216	19 835 076	70 191 127	10 921 287	113 609 510

CEO pay for performance
2025 Annual Incentive% of target200%150%100%50%0%MaximumPayout: 180% of targetTarget2023-2025 Long-Term Performance Plan cycle% of target200%150%100%50%0%MaximumTargetPayout: 188% of targetThird-party sales CAGR (200% of target)Core operating income CAGR (200% of target)Innovation (150% of target)Relative TSR (200% of target)
Board compensation
The total actual compensation earned by Board members in the financial year 2025 is presented in the table below. For more information, see “—Board member total compensation earned for the financial year 2025.”
in CHF	2025 total compensation

Board Chair (Giovanni Caforio)	2 938 795

Other members of the Board (including former Board Chair)	5 193 452

Total	8 132 247

CEO compensation and performance

2025 fixed pay and benefits
Annual base salary
The CEO 2025 base salary was CHF 1 902 765 (1.6% salary increase effective as of March 1, 2025, in line with ordinary salary increases received by other Swiss employees).

Pension and other benefits
The CEO is a member of the Novartis Swiss pension funds, which provide company contributions on the base salary and Annual Incentive up to the legal cap of CHF 907 200. No supplementary pension plans or savings plans are provided. The CEO’s employer pension contributions represent 9.5% of the base salary.

2025 CEO Annual Incentive balanced scorecard
This section presents the balanced scorecard for the CEO. Financial performance is measured in constant currencies (cc) to reflect operational performance that can be influenced. Performance outcomes for compensation purposes may differ from reported numbers in accordance with our compensation adjustments policy.
TargetMeasureWeight (%)Target Performance1achievementFinancial performance (cc)60AboveNet sales (USD million)245341953 691MetCore operating income (USD million)182100422 092AboveFree cash flow as a % of net sales1833.1%34.2%Above1Performance outcomes for compensation purposes are measured in cc and may differ from reported numbers in accordance with our compensation adjustments policy to consider items not known at the time of target setting e.g. Merger & Acquisition (M&A) / Business Development & Licensing (BD&L) deal costs and an unplanned increase in US inventory to mitigate potential trade related disruptions.
The Board reviewed the core adjustments made on operating income (as indicated in Item 5. Operating and Financial Review and Prospects − 5.A Operating results − Non-IFRS measures as defined by Novartis − Reconciliation from IFRS Accounting Standards results to non-IFRS measure core result) to arrive at the performance outcomes in the table above.

2025 CEO Annual Incentive balanced scorecard (continued)
At the start of the performance cycle, the Board sets the CEO-specific targets against each of the four strategic objectives listed below. The table below provides a summary of those targets that most heavily impact overall performance and their respective achievement.
TargetMeasureWeight (%) / PerformanceachievementStrategic objectives40 Significantly aboveMaintain growth momentum and ensure successful launches (10%)•Sales performance for growth drivers, which include Cosentyx, Kisqali, Kesimpta, Zolgensma, Leqvio and Lutathera reached 101% of the 2025 target in cc, with Kisqali notably outperforming in the US.•Recent launches, including Pluvicto, Scemblix, Fabhalta, Vanrafia and Rhapsido, were above expectations and delivered 114% of the 2025 sales target in cc.•Successfully executed planned investments on pre-launches with a strong focus on Rhapsido(remibrutinib) and preparing for the future launch of ianalumab.•Effectively navigated a rapidly evolving external policy landscape, including reaching an agreement with the US Administration on drug pricing, and progressed investments in US R&D and manufacturing.AboveDeliver pipeline and drive R&D productivity (10%)•18 (vs. target of 10) key approvals secured including approvals of Rhapsido CSU (remibrutinib) in the US and China; Itvisma in the US; Pluvicto pre‑taxane in the US, Japan and China; Scemblix 1L in the EU, Japan and China; Fabhalta C3G in the US, EU, China and Japan; FabhaltaIgAN in China; KisqalieBC in China; VanrafiaIgAN in the US and China; and Coartem Baby in Switzerland.•13 (vs. target of 7) regulatory filings submitted: Rhapsido (remibrutinib) for CSU in the US, EU, China and Japan, and CIndU in the US; Scemblix 1L in the EU; Leqvio monotherapy in China; PluvictomHSPC in the US, China and Japan; and Itvisma IT in the US, EU and Japan.•17 (vs. target of 6) compounds transitioned into late-stage clinical development.•10 (vs. target of 7) new molecular entity, first-in-human, first patient first visits and 31 (vs. target of 24) entries in the research pipeline.•17 complementary BD&L/M&A deals signed, including multiple late-stage clinical programs highlighted by the proposed acquisition of Avidity Biosciences (closing expected in H1 2026), and the acquisitions of Anthos Therapeutics and Tourmaline Bio.Significantly aboveExecute on operational excellence & productivity (10%)•Delivered a core margin of 40.1%, achieving our 2027 external guidance two years ahead of plan underscoring both the strength of our business performance and our disciplined focus on cost management and productivity.•Delivered significantly above the Technical Operations productivity target (USD +0.3bn vs. target), and global customer service levels were ahead of plan.•Launched Lean Digital Core, our transformation program to future-proof the processes and technologies to enable core business capabilities in Germany, UK, Netherlands and US.•Continued to advance AI-enabled R&D and commercial priority programs including drug discovery partnerships with Isomorphic labs, Generate Bio, Profound Therapeutics, and Relation Therapeutics.Significantly aboveStrengthen foundations (ESG / Human Capital) (10%)•Recognized externally for our ESG achievements, reflected in our leading performance in key ESG ratings, including Double A List status for CDP Climate Change and Water Security (fourth consecutive year), and an upgrade by MSCI to AAA, their highest rating.•Delivered on the patient reach targets for strategic innovative medicines and flagship programs in LMICs(low- and middle-income countries). Additionally, all new medicines launched had a global access strategy in place.•Increased investment to advance R&D for malaria and neglected tropical diseases. Cumulatively from 20212025, we invested a total of USD 500m, twice as much as our original target of USD 250m.•Launched Coartem Baby in Ghana, the first malaria treatment designed for newborns and infants weighing 25kg. KALUMA also delivered a positive Phase 3 readout as a next‑generation malaria treatment, representing the first major innovation in malaria therapy since 1999.•Achieved significant reductions in environmental impact: Scope 1 and 2 GHG emissions reduced by 45% and Scope 3 by 17% (vs. 2022 baseline). Water consumption and waste decreased by 59% (vs. 2016 baseline) and 18% (vs. 2022 baseline), respectively.Significantly aboveTotal100Overall assessment and payout for CEOSignificantly above
Novartis had a strong year in 2025, meeting or exceeding targets for Net Sales, Core Operating Income, and Free Cash Flow. Kisqali and the launch portfolio outperformed their respective 2025 target in cc by 9% and 14%. Pipeline progress surpassed goals with 18 approvals, 13 regulatory filings, and 17 molecules moving to late-stage development. BD&L/M&A activity was robust, completing 17 deals including major acquisitions. Overall, productivity savings, strong performance and a strengthened pipeline resulted in an improved 2025-2030 sales growth outlook. The market rewarded strong performance with the Novartis 2025 share price up 41.4% and TSR of 46.5% since the beginning of the year, in USD at spot rates. In view of these achievements, the Board of Directors decided on an Annual Incentive payout for the CEO amounting to CHF 5 137 468, which is 180% of target, within the range of 0‑200%.

2023-2025 LTPP cycle performance outcomes
The charts below illustrate the very strong performance of the 2023-2025 LTPP cycle against targets. The financial LTPP targets were recalibrated to take the Sandoz spin-off into account. Given that these metrics measure the compound annual growth rate, Sandoz targets were not included in any of the financial years for this cycle. For the relative TSR measure, the dividend in kind distribution was treated as a one-time dividend that is not reinvested.
THIRD-PARTY sales CAGR(25% weighting)Payout range 0‑200% of targetThreshold:0.4%Target:2.4%Maximum:5.4%Actual: 10.1%Payout:200% of targetOur transformation into a pure-play innovative medicines company enabled a more focused allocation of resources and operational execution on priority brands. The following brands each exceeded their 2023-2025 sales targets (set at the beginning of the cycle) by over USD 1 billion:•Entresto: we strengthened our commercial focus and excellence across our priority geographies and exceeded our three-year target, despite the launch in the US of FDA-approved generics•Kisqali: with positive results from NATALEE and MONALEESA studies, we enhanced our investment and resource allocation in this brand, and following FDA approval of eBC (early breast cancer) we are leading NBRx (new-to-brand prescription) market share in the US•Kesimpta: streamlining our focus on neuroscience resulted in increased demand and share gain for the treatment of multiple sclerosis across all marketsCore operating income (COI) CAGR(25% weighting)Payout range 0‑200% of targetThreshold:0.9%Target:4.9%Maximum:10.9%Actual: 19.4%Payout:200% of targetCOI CAGR performance reached high-teens growth, as a result of strong sales performance, strong operational leverage and productivity, partly offset by higher investments behind priority brands and launches.Relative Total Shareholder Return (TSR)(25% weighting)Novartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Ranking = No. 2 TSR for the 2023-2025 cycle was 84%. Novartis ranked No. 2 out of the 15 healthcare companies in our global healthcare peer group (including Novartis), as share price performance, growing dividend and spin-off of our generics business, Sandoz, generated considerable value to shareholders. The Board of Directors determined that it was appropriate to recognize the sustained and exceptional relative TSR outperformance versus peers, over the three-year cycle, and considered the underlying strategic achievements that supported this result. In line with the applicable payout range, the Board of Directors approved a payout of 200% for this metric. Innovation(25% weighting)Innovation performance was solid, supported by 19 successful key submissions across the three-year cycle (2023-25), including the following highlights: •submission and approval of Rhapsido (remibrutinib) in chronic spontaneous urticaria (CSU) in the US and China•submission and approval of Vanrafia for immunoglobulin A nephropathy (IgAN) in US and China•submission and approval of Coartem(artemether-lumefantrine) Baby in Switzerland as the first malaria medicine for newborns and young infants•submission and approval of PluvictomCRPC, pre-taxane (Pre taxane metastatic castration-resistant prostate cancer) in US, Japan and China•submission of PluvictomHSPC (metastatic Hormone Sensitive Prostate Cancer) in US, China and Japan•submission and approval ofItvisma SMA in USAdditionally, in Biomedical Research, a record number of 24 transitions to Development was achieved.Based on input from the Science & Technology Committee (STC), the Board of Directors approved a payout of 150% for this metric. 2023-2025 LTPP CYCLE PayoutOverall, the Board of Directors approved a 2023-2025 LTPP cycle payout at 188% of target, within the range of 0‑200%. This resulted in an LTPP payout of CHF 17 296 846 for the CEO, including dividend equivalents of CHF 1 310 102 and keep-whole awards (granted in connection with the Sandoz spin-off) of CHF 1 026 087. The Board of Directors and the Compensation Committee did not exercise any discretion and no adjustments were made in the evaluation of performance.Third-party sales CAGR200% x 25%+COI CAGR200% x 25%+Innovation150% x 25%+Relative TSR200% x 25%Final vesting188% of target

Interim update regarding ongoing LTPP cycles
The performance tracking against target for our ongoing LTPP performance cycles is reported below.
2024-2026 LTPP cycle
Following the first two years of the three-year LTPP cycle, net sales CAGR and core operating income CAGR are tracking significantly ahead of target, underpinned by the strong operational performance delivered in the financial years 2024 and 2025. Innovation is on track. At the end of 2025, the relative TSR for Novartis was No. 4 among our global healthcare peer group.
Performance measures	Tracking

Net sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

2025-2027 LTPP cycle
Following the first year of the three-year LTPP cycle, net sales CAGR and core operating income CAGR are ahead of target and innovation is tracking on target. At the end of 2025, the relative TSR for Novartis was No. 7 among our global healthcare peer group.
Performance measures	Tracking

Net sales CAGR (25%)

Core operating income CAGR (25%)

Innovation (25%)

Relative TSR (25%)

On or ahead of target

CEO and Executive Committee

CEO and Executive Committee 2025 realized compensation
To aid shareholders’ understanding of the link between pay and performance, the Compensation Report discloses the realized compensation for the CEO on an individual basis, and for the other ECN members on an aggregated basis. Disclosing realized compensation means that the Annual Incentive and the LTPP are disclosed at the end of their respective performance cycles, reflecting actual payouts based on performance.
The total actual payout may vary year-on-year depending on multiple factors, including: the composition of the Executive Committee and the tenure of its members (as new members may not have equity vestings); compensation increases; payout of variable compensation based on actual performance; share price fluctuations; and dividend equivalents. Adherence to the Say‑on‑Pay budget approved by shareholders is determined based on the total compensation at grant value (see “—CEO and Executive Committee 2025 compensation at grant”), in line with the Swiss Code of Obligations.
To determine the appropriateness of 2025 CEO and ECN compensation payouts under the Annual Incentive and LTPP, the Board of Directors and the Compensation Committee reviewed management’s performance against targets set at the beginning of the cycles as described in “—2025 CEO Annual Incentive balanced scorecard” and “—2023-2025 LTPP cycle performance outcomes.”
The Board of Directors recognized that during the 2023-2025 cycle, Novartis significantly exceeded performance targets and delivered industry‑leading, upper‑quartile relative TSR at 84%, resulting in substantial value creation for shareholders.
The incentive performance outcomes, combined with dividend equivalents and keep-whole awards (awards granted in connection with the Sandoz spin-off) as well as base salary, pension and other benefits, resulted in 2025 total realized compensation for the CEO of CHF 24 871 860. This represents an increase of 30% compared with 2024 (CHF 19 165 899), largely attributable to the higher LTPP payout (CHF 17 296 8461 for the 2023-2025 LTPP cycle compared with CHF 12 468 155 for the 2022-2024 LTPP cycle).
Aligned to our pay for performance philosophy, the higher LTPP payout is a reflection of the total value delivered to shareholders2 during the 2023-2025 cycle (USD 128 billion / CHF 78 billion), more than triple (in USD) and double (in CHF) compared with previous cycle (USD 39 billion / CHF 33 billion).
The above factors influenced the results for the other ECN members, and additionally, a year‑on‑year increase in realized compensation also reflects a first full year of LTPP vesting for four executives (i.e., Shreeram Aradhye, Victor Bulto, Aharon Gal and Fiona Marshall) who were appointed in the course of 2022 and received their first full ECN LTPP grants in January 2023.
The following table presents the compensation for all ECN members for the financial year 2025, including base salary, pension, other benefits, 2025 Annual Incentive, 2023-2025 LTPP cycle payout, and any buyouts paid or vesting within the year. The table also includes the total 2024 realized compensation for all ECN members for comparison.
1 CHF 4 370 574 of this CHF 17 296 846 LTPP payout is due to the share price increase from the grant date to the vesting date.
2 Total value delivered to shareholders is the change in market capitalization of Novartis, the market capitalization of the spun-off Sandoz at year-end of the applicable cycle as well as the combined dividends paid out by both companies over the relevant period.

Realized compensation for the CEO and Executive Committee (2025 compared with 2024)
	2025			2024

in CHF (gross) [1]	CEO	Other ECN[2]	Total	CEO	Other ECN[3]	Total

Annual base salary	1 897 771	8 703 034	10 600 804	1 865 483	8 985 234	10 850 717

Annual Incentive (performance achieved)	5 137 468	14 697 608	19 835 076	4 494 788	15 051 053	19 545 841

Thereof cash	3 596 225	9 376 290	12 972 515	3 146 304	7 279 690	10 425 994

Thereof equity	1 541 243	5 321 318	6 862 561 [4]	1 348 484	7 771 363	9 119 847 [5]

LTPP (performance achieved)	17 296 846	52 894 280	70 191 127 [6]	12 468 155	23 212 440	35 680 595 [7]

Other payments [8]	358 442	10 562 845	10 921 287 [9]	164 750	7 371 770	7 536 520

Pension benefits [10]	181 332	1 879 884	2 061 216 [11]	172 722	1 959 918	2 132 640 [12]

Total	24 871 860	88 737 650	113 609 510	19 165 899	56 580 414	75 746 314

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8315, which is the same average exchange rate used in the Company's 2025 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] Aggregate realized compensation of the other 10 Executive Committee members, including a member who stepped down during the financial year 2025.
[3] Aggregate realized compensation of the other 10 Executive Committee members.
[4] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 28, 2026) of CHF 114.20 per Novartis share and USD 147.87 per ADR. At the start of the 2025 performance period, Vasant Narasimhan, Aharon Gal, Harry Kirsch, Steffen Lang, Karen Hale, Victor Bulto, Fiona Marshall, Klaus Moosmayer and Patrick Horber had met their shareholding requirement and therefore received at least 30% of their Annual Incentive in equity. All other Executive Committee members who had not yet met their shareholding requirement at the start of the 2025 performance period received at least 50% of their Annual Incentive in equity.

[5] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 24, 2025) of CHF 90.26 per Novartis share and USD 99.97 per ADR. At the start of the 2024 performance period, Vasant Narasimhan, Aharon Gal, Harry Kirsch, Steffen Lang and Klaus Moosmayer had met their shareholding requirement and therefore received at least 30% of their Annual Incentive in equity. All other Executive Committee members who had not yet met their shareholding requirement at the start of the 2024 performance period received at least 50% of their Annual Incentive in equity.

[6] The amount represents the underlying share value of the 605 462 realized LTPP PSUs to the CEO and other Executive Committee members for the 2023-2025 LTPP cycle, including dividend equivalents for the three-year cycle of value CHF 1 310 102 for the CEO, and CHF 4 068 777 for the other Executive Committee members. The taxable value is determined using the closing share price on the day the payout factor is approved by the Board of Directors (January 28, 2026): CHF 114.20 per Novartis share and USD 147.87 per ADR. Includes vested keep-whole shares received in connection with the Sandoz spin-off. Patrick Horber joined Novartis after the 2023-2025 LTPP awards were made, and therefore did not receive an LTPP award for the 2023-2025 LTPP cycle.

[7] Based on the closing share price on January 24, 2025 of CHF 90.26 per Novartis share and USD 99.97 per ADR for all members. For more information, see the 2024 Compensation Report.
[8] Includes any other perquisites, benefits in-kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization and reimbursement of additional taxes arising from international business travel). The compensation and benefit elements related to the period after the ECN step-down dates are also reported under ‘other payments’.

[9] In line with the buyout policy of Novartis (see "—CEO and Executive Committee: appointments"), includes 31 850 vested ADRs (for a total value of USD 3 601 844), which vested partially on April 26, 2025, and partially on May 1, 2025, to Fiona Marshall to replace entitlements forfeited from her previous employer. Also includes 23 109 RSUs which vested partially on February 1, 2025, and on July 1, 2025, and 16 096 PSUs which vested on January 25, 2026 in line with the 2023-2025 LTPP cycle payout to Patrick Horber, to replace entitlements forfeited from his previous employer (total value of vested RSUs and PSUs is CHF 4 053 557).

[10] Includes social security contributions to the extent that they result in a pension entitlement. Also includes contributions to company-provided pension plans.
[11] This amount is part of the total employer contributions paid in 2025 for all Executive Committee members: CHF 4 237 531 for social security and CHF 2 263 443 for pension plans.
[12] This amount is part of the total employer contributions paid in 2024 for all Executive Committee members: CHF 3 279 227 for social security and CHF 2 158 144 for pension plans.

Pay for performance assessment
To assess whether the target-setting process provided sufficiently stringent targets in the 2023-2025 LTPP cycle, the Compensation Committee reviewed the past five LTPP payouts. It found a strong correlation between the LTPP payout and the three-year total shareholder return, as presented in the table below, demonstrating alignment with shareholders’ experience. The Committee also recognized the high variability of payouts across the years.
	2021	2022	2023	2024	2025

LTPP three-year cycle payout (% of target)	107%	57%	122%	158%	188%

Novartis three-year TSR in USD (%) [1]	22%	6%	31%	54%	84%

[1] The starting share price and ending share price for the TSR measure are calculated as the average of the closing share prices over the 3 months prior to December 31, with the closing prices of all trading days equally weighted to derive the average.

The Board of Directors reviewed the overall 2025 incentive outcomes against the performance of the Company, noting the strong year-on-year TSR between 2024 and 2025. The Board concluded that pay and performance remain well aligned. Consistent with prior years, it decided that no adjustments were required and did not apply any discretion to the 2023-2025 LTPP payout.

CEO and Executive Committee 2025 compensation at grant
In accordance with the Swiss Code of Obligations, Novartis discloses total compensation at grant value for the CEO and Executive Committee.
The table below provides compensation information for the CEO, CFO, and Presidents of our International and US organizations individually, with target pay for all other ECN members shown in aggregate. It includes:
• 2025 base salary
• Actual cash portion and portion deferred in equity of the 2025 Annual Incentive
• 2025-2027 LTPP cycle awards, which are reported at target grant date value, based on the assumption that the awards will vest at 100% achievement, excluding any share price movement and dividend equivalents that may be accrued over the performance cycle. The future payout will be determined only after the performance cycle concludes in three years (i.e., at the end of 2027), with a performance factor of 0% to 200% of the target value
• Other payments for 2025, which include other benefits, either paid in cash or granted in equity during the year
• 2025 pension benefits
• Total 2025 and total 2024 compensation at grant, for comparative purposes
The highest-paid individual in 2025 was Vasant Narasimhan, CEO of Novartis.
Compensation at grant value for the CEO and Executive Committee (2025 compared with 2024)

in CHF (gross)[1]	2025 base salary	2025 Annual Incentive (performance achieved)[2]	2025-2027 LTPP cycle PSUs (target amount)[3]	Other 2025 payments[4]	2025 Pension benefits[5]	Total 2025[6]	Total 2024[7]

Vasant Narasimhan	1 897 771	5 137 468	7 611 084	358 442	181 332	15 186 098	14 189 029

Victor Bulto	855 596	1 859 017	2 409 799	384 720	244 764	5 753 896	5 767 033

Patrick Horber	1 029 167	1 490 487	2 898 068	36 384	180 316	5 634 422	5 892 798

Harry Kirsch	1 149 627	1 648 405	2 996 903	15 475	186 075	5 996 485	6 266 554

Other ECN members	5 480 817	9 530 548	12 905 043	1 968 345	1 216 718	31 101 471	30 771 790

Subtotal	10 412 978	19 665 926	28 820 898	2 763 366	2 009 205	63 672 372	62 887 204

Member who stepped down [8]	187 827	169 150	1 264 723	1 109 323	52 011	2 783 034	-

Subtotal	187 827	169 150	1 264 723	1 109 323	52 011	2 783 034	-

Total	10 600 804	19 835 076	30 085 621	3 872 689	2 061 216	66 455 406	62 887 204

[1] All compensation amounts are stated gross, before the deduction of social security contributions and income tax paid by the Executive Committee members. Amounts for Executive Committee members paid in USD were converted at a rate of USD 1.00 = CHF 0.8315, which is the same average exchange rate used in the Company's 2025 consolidated financial statements (a similar rule applies to payments made in other currencies during the year).

[2] The portion of the Annual Incentive delivered in equity is rounded up to the nearest share, based on the closing share price on the grant date (January 28, 2026) of CHF 114.20 per Novartis share and USD 147.87 per ADR. For the Annual Incentive split between cash and equity, see ''—Realized compensation for the CEO and Executive Committee (2025 compared with 2024)''.

[3] The amounts represent the underlying share value of the target number of PSUs granted to Executive Committee members for the three-year performance cycle, based on the closing share price on the grant date (January 24, 2025) of CHF 90.26 per Novartis share and USD 99.97 per ADR for all members.

[4] Includes any other perquisites, benefits in-kind, and international assignment benefits as per the global mobility policy (e.g., housing, international health insurance, children's school fees, tax equalization and reimbursement of additional taxes arising from international business travel). The compensation and benefit elements related to the period after the ECN step-down dates are also reported under ‘other payments’.

[5] Includes social security contributions to the extent that they result in a pension entitlement and contributions to company-provided pension plans. This amount is out of total social security employer contributions of CHF 4 237 531 and pension employer contributions of CHF 2 263 443 paid in 2025 for all Executive Committee members.

[6] Compensation at grant for the 11 Executive Committee members, including Klaus Moosmayer who stepped down during the financial year 2025.
[7] Compensation at grant for the 11 Executive Committee members.
[8] Klaus Moosmayer stepped down from the Executive Committee on April 14, 2025, and will end his contractual notice period on April 30, 2026. The LTPP grant for the 2025-2027 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis subject to the LTI plan rules.

Number of equity instruments granted to the CEO and Executive Committee (2025 compared with 2024)
Variable compensation[1]

	2025 Annual Incentive (performance achieved) equity (number)[2]	2025-2027 LTPP cycle PSUs (target amount)[3]	Other equity/PSUs (number)	Total 2025	Total 2024

Vasant Narasimhan	13 496	84 324	-	97 820	95 035

Victor Bulto	4 536	28 989	-	33 525	32 849

Patrick Horber	3 916	32 108	-	36 024	38 031

Harry Kirsch	4 331	33 203	-	37 534	45 918

Other ECN members	32 657	145 308	-	177 965 [4]	197 522

Subtotal	58 936	323 932	-	382 868	409 355

Member who stepped down [5]	445	14 012	-	14 457	-

Subtotal	445	14 012	-	14 457	-

Total	59 381	337 944	-	397 325	409 355

[1] The values of these awards are reported in the table "—Compensation at grant value for the CEO and Executive Committee."
[2] Vested shares, restricted shares and/or RSUs granted under the Annual Incentive for the 2025 performance period.
[3] Target number of PSUs granted for the 2025-2027 LTPP cycle.
[4] For the other six active members at December 31, 2025.
[5] Klaus Moosmayer stepped down from the Executive Committee on April 14, 2025, and will end his contractual notice period on April 30, 2026. The LTPP grant for the 2025-2027 performance cycle, included in the table above, will vest at the end of the performance cycle on a pro-rata basis, subject to the LTI plan rules.

Additional disclosures and other statutory information
Fixed and variable compensation
The following table summarizes the annual base salary and variable compensation at grant for the CEO and Executive Committee for the financial year 2025.
	Fixed compensation	Variable compensation[1]

Vasant Narasimhan	13.0%	87.0%

Victor Bulto	16.7%	83.3%

Patrick Horber	19.0%	81.0%

Harry Kirsch	19.8%	80.2%

Other ECN members [2]	19.6%	80.4%

Total	17.7%	82.3%

[1] See the table “–Compensation at grant value for the CEO and Executive Committee” with regard to the disclosure principles of variable compensation.
[2] For the other six active members at December 31, 2025.
Other payments to Executive Committee members
During 2025 (as in 2024), no other payments or waivers of claims other than those set out in the tables (including the footnotes) contained in this Compensation Report were made to Executive Committee members or to “persons closely linked” to them.
Executive Committee compensation approved by shareholders
The total compensation dispensed by the Company in 2025 is within the Say-on-Pay budget approved by the shareholders at the 2024 AGM (CHF 95 000 000).
Payments to former Executive Committee members
Under the employment contracts of Executive Committee members and in line with the Company’s LTI plan rules, payments were made to 5 former members. Of these payments, CHF 5 209 005 (CHF 8 281 897 in 2024) relate to the vesting of LTI awards and CHF 108 127 (CHF 1 913 169 in 2024) relate to contractual obligations. In 2025, there were no payments made in relation to tax equalization on variable compensation granted during international assignments/commuter arrangements (as in 2024). In 2025, the highest paid former Executive Committee member was Marie-France Tschudin who received CHF 4 702 882 (comprising realized LTI and other benefits). For more information, see the 2023 Compensation Report. In 2024, Marie-France Tschudin was also the highest paid former Executive Committee member, receiving CHF 6 195 281. No other payments (or waivers of claims) were made to former Executive Committee members or to “persons closely linked” to them during 2025 (as in 2024).
Persons closely linked
“Persons closely linked”, a definition used throughout the Annual Report, are: (i) their spouse or equivalent; (ii) their children (under 18 years of age); (iii) any legal entities that they own or otherwise control; and (iv) any legal or natural person who is acting as their fiduciary.
Malus and clawback
Consistent with our “—CEO and Executive Committee compensation philosophy and system,” in 2025 there was no legal or factual basis on which to exercise malus or clawback for current or former Executive Committee members.
Award and delivery of equity to Novartis employees
During 2025, 11.0 million restricted shares (or ADRs), RSUs and target PSUs were granted, and 12.3 million Novartis vested shares (or ADRs) were delivered to Novartis employees under various equity-based participation plans. Current unvested equity instruments held by employees represent 0.86% of issued shares (based on a total of 1.7 million restricted shares, 13.9 million RSUs, and 2.7 million target PSUs). Novartis delivers treasury shares to employees to fulfill these obligations and aims to offset the dilutive impact from its equity-based participation plans.
Note 26 to the Company’s audited consolidated financial statements
The total expense for the year for compensation awarded to Executive Committee, using IFRS Accounting Standards measurement rules, is presented in Note 26 to the Company’s audited consolidated financial statements.

Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 2025 (compared with prior year)
The following table presents, in alphabetical order after the CEO, the total number of shares, ADRs and other equity rights owned by the CEO and the other Executive Committee members and “persons closely linked” to them as at December 31, 2025. At this date, no members of the Executive Committee, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis. As at December 31, 2025, all members who had served at least five years on the Executive Committee had met or exceeded their personal Novartis share ownership requirements.
	Vested shares and ADRs[1]	Unvested shares and other equity rights[2]	Equity ownership level as a multiple of annual base salary[3]	Unvested PSUs (e.g., LTPP)[4]	Total as at December 31, 2025	Total as at December 31, 2024

Vasant Narasimhan	312 846	72 382	22x	232 965	618 193	642 353

Shreeram Aradhye	4 433	27 113	3x	98 776	130 322	79 977

Victor Bulto	21 979	30 671	7x	80 951	133 601	83 458

Aharon Gal	30 160	17 409	5x	69 155	116 724	64 937

Karen Hale	58 234	26 876	9x	71 309	156 419	121 615

Patrick Horber	42 822	39 662	8x	44 617	127 101	115 986

Harry Kirsch	456 069	31 036	46x	138 143	625 248	545 187

Robert Kowalski	20 289	21 581	5x	54 064	95 934	70 213

Steffen Lang	74 362	25 363	11x	74 606	174 331	188 262

Fiona Marshall	5 915	48 133	6x	100 762	154 810	91 058

Subtotal	1 027 109	340 226		965 348	2 332 683	2 003 046

Member who stepped down [5]	22 777	13 398		48 215	84 390	88 497

Subtotal	22 777	13 398		48 215	84 390	88 497

Total	1 049 886	353 624		1 013 563	2 417 073	2 091 543

[1] Includes holdings of persons closely linked to Executive Committee members (see definition "—Persons closely linked").
[2] Includes unvested shares and ADRs as well as other equity rights relevant to share ownership requirements (see definition "—CEO and Executive Committee: share ownership requirements"). Also includes unvested keep-whole awards received in connection with the Sandoz spin-off.

[3] The multiple is calculated based on the full-year annual base salary and the closing share price as at the end of the 2025 financial year. The Novartis share price and ADR price on the final trading day of 2025 were CHF 109.60 and USD 137.87, respectively.

[4] The number of PSUs is disclosed pro-rata until December 31, 2025, unless the award qualified for full vesting under the relevant plan rules. Also includes unvested keep-whole awards received in connection with the Sandoz spin-off.

[5] Klaus Moosmayer stepped down from the Executive Committee on April 14, 2025, and will end his contractual notice period on April 30, 2026.

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
Pay for performance•Variable compensation is tied directly to the achievement of strategic Company targetsShareholderalignment•Our incentives are significantly weighted toward long-term equity-based plans•Measures under the long-term incentive plans are calibrated to promote the creation of shareholder value•Executive Committee members are expected to build and maintain substantial shareholdingsBalanced rewards•Balanced set of measures to create sustainable value•Mix of targets based on financial metrics, strategic objectives, and performance versus our competitorsBusiness ethics•The Novartis Values and Behaviors are an integral part of our compensation system•They underpin the assessment of overall performance for the Annual IncentiveCompetitive compensation•Total compensation must be sufficient to attract and retain key global talent•Overarching emphasis on pay for performance
Approach to peer group definition
The Compensation Committee believes in a rigorous approach to peer group construction and maintenance. Furthermore, it believes that using a consistent set of global peers that is similar to Novartis in size and scope of operations enables shareholders to both evaluate compensation year-on-year and make pay-for-performance comparisons.
This year, we reviewed the peer companies used to evaluate and assess executive compensation. This review evaluated several reference points and concluded that the use of a single global healthcare peer group more meaningfully represents our talent markets, the complexity of the global pharmaceutical industry, and the specialist skills that we require from our executives.
We therefore agreed to use a single peer group of global healthcare companies when reviewing executive compensation. This simplified approach better reflects the global talent markets from which we recruit, and the specialist expertise required within the ECN. We are still mindful of the expectations of European investors and proxy advisors, and European best practice features are reflected in how executive compensation at Novartis is structured.
The global healthcare peer companies that were considered by the Compensation Committee in 2025 are presented in the table below.
global healthcare peer companies
AbbVie
Amgen
AstraZeneca
Biogen
Bristol-Myers Squibb
Eli Lilly
Gilead Sciences
GlaxoSmithKline
Johnson & Johnson
Merck & Co.
Novo Nordisk
Pfizer
Roche
Sanofi
The Compensation Committee also determined that an updated global healthcare peer group would apply effective 2026. For healthcare peer companies effective from 2026 see “—2026 Executive Committee compensation system changes.”
Competitive compensation
Significant competition continues to exist for top executive talent with deep expertise, and the requisite competencies and proven performance within the pharmaceutical and biotechnology industries. For this reason, to help ensure that the compensation system and levels at Novartis remain competitive, external peer compensation data is one of a number of key reference points considered by the Board of Directors and the Compensation Committee when making decisions on executive pay. Novartis is committed to transparency in its benchmarking practices.
Given this landscape, the Compensation Committee reviewed the competitive positioning of the CEO, the results of which are shown below1. The data indicates that the CEO’s target total direct compensation2 (CHF 12.2 million) is globally positioned between the 25th and 50th percentile.
1 This benchmark is based on 2024 data for the updated global healthcare peer group that will be effective from 2026 (for a full list of the companies, see “—2026 Executive Committee compensation system changes”).
2 Novartis CEO 2024 total direct target compensation was comprised of annual base salary of CHF 1 872 800, Annual Incentive target of 150% of annual base salary and LTPP target of 400% of annual base salary (as communicated in the 2024 Compensation Report).

Components of CEO and Executive Committee compensation
The compensation of the CEO and Executive Committee is comprised of fixed pay (including an annual base salary, pension, and other benefits) — in addition to a variable annual incentive and long-term incentive, which are entirely performance based. The Board of Directors may use its discretion on the Annual Incentive and LTPP, deciding on the payout within the pre-defined ranges where appropriate. In doing so, it takes into consideration factors such as the underlying assumptions of the targets set at the beginning of the relevant performance cycle, overall economic conditions, currency fluctuations, and other unforeseeable situations.
Fixed pay and benefits
Annual base salary
• The annual base salary is based on the individual’s role, skills and experience. It is reviewed on an annual basis based on an external benchmark for the role, the performance of the individual, business performance and the external environment, salary increases across the Company, and market movements.

Pension and other benefits
• Pension and other benefits are provided to the Executive Committee members on the same terms as to all other employees, in line with local country practices and regulations. No supplementary pension plans or savings plans are provided.
• Pension and other benefits do not constitute a significant proportion of total compensation.
• Globally, the Company operates both defined benefit and defined contribution pension plans (see also Note 24 to the Company’s consolidated financial statements).
• Novartis may provide other benefits according to local market practice. These include the provision of a company car, tax and financial planning, and insurance benefits.
• Novartis reimburses additional taxes incurred by employees arising from international business travel outside their country of employment.

2025 Annual Incentive
PLAN OVERVIEWTarget Annual Incentive On-target opportunities•CEO: 150% of annual base salary.•Other Executive Committee members: 90% to 120% of annual base salary.Performance measures•An Annual Incentive balanced scorecard containing:•Financial performance measures (60% weighting) related to the Company •Strategic objectives (40% weighting)•The balanced scorecard targets and achievements of the CEO are detailed in “2025 CEO Annual Incentive balanced scorecard.”•The balanced scorecards for individual Executive Committee members include the same company financialtargets (60% weighting), as well as individual qualitative and quantitative targets (40% weighting).•Values and Behaviors are a key component of the Annual Incentive and are embedded in our culture. Assuch, members of the Executive Committee are expected to demonstrate these to the highest standards.Target setting•Financial targets are set at the beginning of each financial year and align with the strategic plan proposed by management to the Board of Directors for approval.•The strategic objectives are aligned with the most important priorities in any performance year.Payout ranges•The payout schedule for the Annual Incentive incorporates performance against financial and strategic objectives. The payout range is from 0% to 200% of target depending on performance, as shown below:PERFORMANCEPAYOUT (% of target)Outstanding170% 200%Exceeds expectations130% 160%Meets expectations80% 120%Partially meets expectations40% 70%Below expectations0%Payout formulaPayout vehicle•At the end of the performance period, 50% is paid in cash, and the remaining 50% is delivered in Novartis equity (restricted shares or RSUs) deferred for three years. If the shareholding requirement is met, the portion of the Annual Incentive that is mandatorily deferred in equity is reduced to 30%.•Executives may choose to receive all or part of the cash portion of their Annual Incentive in Novartis shares or American Depositary Receipts (ADRs; US only) that will not be subject to forfeiture conditions. In the US, awards may also be delivered in cash under the US deferred compensation plan.Dividend rights, voting rights and settlement•Novartis restricted shares and ADRs carry voting rights and dividends during the vesting period. •RSUs are of equivalent value but do not carry voting rights and dividends during the vesting period. Following the vesting period, settlement of RSUs is made in unrestricted Novartis shares or ADRs. Annual base salaryxTargetincentive % =Target Annual IncentiveAnnual base salaryxTarget incentive %xPayout factor (% of target: 0%200%)=Realized Annual Incentive

2023–2025 LTPP cycle
PLAN OVERVIEWAward vehiclePerformance share units (PSUs) are granted at the beginning of the three-year performance cycle and vest at the end of the cycle to the extent that performance conditions have been met. At the time of vesting, they are converted into Novartis shares.PSUs carry dividend equivalents that are paid in shares at the end of the cycle.Grant formula At the start of the performance cycle, PSUs are granted under the LTPP, as follows:Target opportunity •CEO: 325% of annual base salary. Effective 2024-2026 LTPP cycle: 400% of annual base salary as communicated in the 2023 Compensation Report.•Other Executive Committee members: between 190% and 270% of annual base salaryPerformance measures•Third-party sales CAGR (25%)•Core operating income CAGR (25%)•Innovation (25%)•Relative TSR (25%)Target settingFinancial targets: Targets for third-party sales CAGR and core operating income CAGR are set based on the three-year strategic plan of the Company. Innovation: Development targets are based on targeted filings communicated at the start of each three-year performance cycle, weighted 70%. For cycle 2023-2025, Biomedical Research targets consider the expected Net Present Value (eNPV) of programs transitioning to late-stage clinical development, weighted 30%. Effective 2024-2026 LTPP cycle, given the earlier involvement from our commercial, strategy and growth business areas, all projects transitioning to late-stage clinical development have strategic value and are therefore scored equally.Payout rangeFinancial targets: When assessing performance, achievements for threshold, target, and maximum payout are defined for each metric, and a payout curve is applied to determine the corresponding payout between 0‑200% against target.Innovation: At the end of the cycle, the Compensation Committee determines, following input from the STC, the payout factor based on the number of relevant clinical milestones achieved against the target score.Relative TSR: Performance on TSR is assessed relative to our global healthcare peer group, as outlined below. A three-month averaging method is used for both the start and the end of the performance cycle. Companies are then ranked in order of highest to lowest TSR in USD. No payout for below median TSR applies.Payout formulaStep 1Annual base salaryxTarget incentive %=Grant valueStep 2Grant value/Share price=Target number of PSUsGlobal healthcare peer groupAbbVieAmgenAstraZenecaBiogenBristol-Myers SquibbEli LillyGilead SciencesGlaxoSmithKlineJohnson & JohnsonMerck & Co.Novo NordiskPfizerRocheSanofiNovartis position Payout rangein the peer group(% of target)Position 1 2Position 3 5Position 6 8Position 9 15170% 200% 130% 160%80% 120%0%Target number of PSUsxPayout factor+Dividend equivalents=Realized PSUs

CEO and Executive Committee share ownership requirements
CEO and Executive Committee members are required to own a minimum multiple of their annual base salary in Novartis equity as set out in the table below. The Compensation Committee reviews compliance with the share ownership guideline on an annual basis.
FunctionOwnership levelAdditional holding requirementsTime for achieving levelEquity included in determinationCEOCFOOther ECN members6 x annual base salary3 x annual base salaryEquity vesting under the LTPP for a minimum of two years after the vesting dateNoneWithin five years of hire or promotion In the event of a substantial rise or drop in the share price, the Board of Directors may, at its discretion, amend the time period accordinglyVested and unvested Novartis shares or ADRs, and RSUs acquired under Novartis compensation plans (unvested PSUs excluded)Other shares and vested options of Novartis shares or ADRs that are owned directly or indirectly by “Persons closely linked” to an Executive Committee member
CEO and Executive Committee: appointments
Element of compensationPolicyLevelThe overall package should be market-competitive to enable the recruitment of global executive talent with deep expertise and competencies.The Compensation Committee may appoint individuals who are new to a role on an annual base salary (and/or incentives) that is below the market level, with a view to increase this toward market level over a period of three to four years as an individual develops in the role.If the scope of an existing Executive Committee member’s role changes significantly during the year, the Compensation Committee may make adjustments to the individual’s base salary (and/or incentives) in consideration of the benchmark of the new role and the Executive Committee appointments compensation policy.Annual base salaryThis prudent approach ensures pay levels are merit-based, with increases dependent on strong performance and proven ability in the role over a sustained period.IncentivesThe compensation package will normally include the key compensation elements and incentive opportunities in line with those offered to current Executive Committee members.In exceptional circumstances, higher incentive opportunities than those offered to current Executive Committee members may be provided at the Compensation Committee’s discretion.Performance measures may include business-specific measures tailored to the specific role.Pension and other benefitsNewly appointed Executive Committee members are eligible for the local country pension plan and other benefits in line with the wider employee group.BuyoutsThe Compensation Committee seeks to balance the need to offer competitive compensation opportunities to acquire the talent required by the business with the principle of maintaining a strong focus on pay for performance.As such, when an individual forfeits variable compensation as a result of an appointment at Novartis, the Compensation Committee may offer replacement awards to compensate the commercial equivalent value or fair value of payments and awards forfeited by the individual, in such form as the Compensation Committee considers appropriate, taking into account relevant factors.Relevant factors include the expected value of the forfeited award, the replacement vehicle (i.e., cash, restricted share units, restricted shares or performance share units), whether the award is contingent on meeting performance conditions or not, the timing of forfeiture (i.e., Novartis mirrors the blocking or vesting period of the forfeited award) and the leaver conditions, in the event that the recruited individual leaves Novartis prior to the end of the blocking or vesting period.International mobility If individuals are required to relocate or be assigned away from their home location to take up their position, relocation support may be provided in line with our global mobility policies (e.g., relocation support and tax equalization). This includes ongoing US state income tax liabilities on behalf of US citizens locally employed outside the US who have US workdays and therefore, US state taxable compensation that generates a US state tax liability.

CEO and Executive Committee: termination arrangements
ElementsRetirement, termination by the Company for reasons other than performance or conduct, and change of controlVoluntary resignationTermination by the Company for misconduct or poor performanceDeath or long-term disabilityAnnual Incentive for period between start of notice and termination datePro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Annual Incentive is fully forfeited.Pro-rata Annual Incentive is paid to reflect the portion of the year the individual was employed.Unvested equity: mandatory deferral of Annual Incentive into restricted shares/ restricted share units (RSUs)Awards are released on the original blocking end date. Awards are subject to forfeiture in the event that a leaver joins a competitor company before the original vesting date.Unvested restricted shares and restricted share units (RSUs) are forfeited.Accelerated vesting is applied.Unvested equity: voluntary deferral of Annual Incentive into restricted shares/RSUs/American Depository Receipts (ADRs) (ADRs applicable for US employees only)Awards are not subject to forfeiture during the deferral period. Unvested equity: long-term incentive performance share units (PSUs)Awards vest on the regular vesting date, subject to performance, on a pro-rata basis for time spent with the Company during the performance cycle. Awards are subject to forfeiture in the event that a leaver joins a competitor company before the vesting date.All of the award is forfeited.Accelerated vesting at target is applied.Unvested equity: Buyouts or previous equity grants in restricted shares/ restricted share units (RSUs)Accelerated vesting is applied to equity pro-rated until last date of employment.All of the awards are forfeited.Accelerated vesting is applied.
Further details are provided in in our “—Risk Management principles.”
Malus and clawback policy
Any incentive compensation paid to Executive Committee members is subject to malus and clawback rules. This means that the Board of Directors for the CEO, and the Compensation Committee for the other Executive Committee members, may decide — subject to applicable law — to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or vested in the past (clawback). This applies in cases where the payout has resulted from a violation of laws or conflicts with internal management standards, including Company and accounting policies, as well as with US Securities and Exchange Commission (SEC) Rule requirements.
This principle applies to both the short-term Annual Incentive and all long-term incentive plans.

CEO and Executive Committee performance management
To foster a high-performance culture, the Company applies a performance management process based on quantitative and qualitative criteria. The CEO and the other Executive Committee members are subject to a formal three-step process, which consists of objective setting, performance evaluation, and compensation determination. This process is explained in the chart below.
Performance targets are generally set before the start of the relevant performance cycle. A rigorous framework is in place for establishing targets to ensure they are suitably robust, challenging and aligned with the strategic priorities of the Company.
The key factors taken into account when setting targets include:
• Internal and external market expectations
• The strategic priorities of Novartis
• Regulatory factors (e.g., new launches and patent expiries)
• Investment in capital expenditure
• Novartis Values and Behaviors
The targets are challenged at multiple stages before they are ultimately approved by the Board of Directors. In line with good governance practices, the Compensation Committee works to set targets that are ambitious and challenging, but do not encourage undue risk-taking.
Following the end of the performance cycle, the Board of Directors and the Compensation Committee consider performance against the targets originally set. The CEO and Executive Committee members are not present while the Board of Directors and the Compensation Committee discuss their individual performance evaluations and determine their individual compensation. Prior to determining the final outcome, related factors such as performance relative to peers, wider market conditions, general industry trends, and best practice are used to inform the overall performance assessment.
Objective setting•The CEO proposes his targets to the Board Chair; they are then reviewed and approved by the Board of Directors.•For other Executive Committee members, targets for their business units or functions are initially discussed with the CEO and subsequently approved by the Board of Directors.Performance evaluation•The CEO’s performance against the individual balanced scorecard is assessed by the Board of Directors.•For Executive Committee members, the CEO discusses each member’s performance (assessed against their individual balanced scorecard) with the Board Chair before making recommendations to the Board of Directors for final determination.•Periodic assessments, including at the mid-year stage, ensure progress is suitably tracked.Compensation determination •A recommendation for the CEO’s variable pay is made by the Compensation Committee to the Board of Directors for final determination.•For the LTPP financial measures payout schedules, a formulaic approach applies, and the Compensation Committee can also exercise judgment to ensure there is appropriate alignment between payout levels and overall performance achieved. The same principle of discretion applies to the relative TSR and innovation performance measures.•The CEO’s recommendations for other Executive Committee members are considered and approved by the Compensation Committee, after which the Board of Directors is notified of the outcomes.

2026 Executive Committee compensation system changes

Novartis operates in a highly competitive and global talent marketplace. Our executive compensation system is designed to attract, retain, and motivate high caliber executives capable of executing our challenging strategy and delivering long-term, sustainable value for shareholders.
In recognition of this, the Board remains attentive to the evolving debate around global pay competitiveness, particularly the challenges faced by European-headquartered companies. As set out in the section “—Competitive Compensation”, the Compensation Committee assessed remuneration benchmarking results for the CEO, using a peer group of global healthcare companies. The analysis highlighted the gap in compensation levels between US-based healthcare companies and those in the rest of the world.
The Compensation Committee will continue to monitor the evolving competitive landscape, drawing on benchmarking insights to assess the ongoing competitiveness of the ECN compensation system. In parallel, the Committee will review global pay practices and incorporate the perspectives of investors and proxy advisors to ensure the approach of Novartis remains market competitive and aligned with stakeholder expectations.
As part of the review undertaken in 2025, the Compensation Committee evaluated specific features of the executive compensation system at Novartis. We identified a number of enhancements to simplify our approach, outlined below, which will be effective from January 1, 2026.
All the changes that we have made were discussed with shareholders and proxy advisors during the 2025 governance roadshow, and we are grateful for the feedback we received.
Global healthcare peer group
A review of the composition of the global healthcare peer group was undertaken against key metrics such as revenue, market capitalization, and global reach. The review concluded that it would be appropriate to remove Biogen, as it is now significantly smaller than Novartis across these metrics. To ensure the peer group remains robust, relevant, and reflective of the global talent markets in which Novartis competes, we replaced Biogen with Takeda — which is more aligned with Novartis in terms of scale and strategic profile — and its inclusion enhances the overall balance of the peer group, particularly from a geographic perspective.
The updated peer group will take effect on January 1, 2026, and will serve as the basis for both ECN compensation benchmarking and relative TSR performance assessments, starting with the 2026-2028 LTPP cycle.
global healthcare peer companies (effective 2026)
AbbVie
Amgen
AstraZeneca
Bristol-Myers Squibb
Eli Lilly
Gilead Sciences
GlaxoSmithKline
Johnson & Johnson
Merck & Co.
Novo Nordisk
Pfizer
Roche
Sanofi
Takeda
Relative TSR payout schedule
The Compensation Committee reviewed the design of the relative TSR payout curve to ensure that it is fair, transparent, and reflective of market practice. Starting with the 2026–2028 LTPP cycle, we will adopt a formulaic percentile-based TSR payout structure. This adjustment from the current structure simplifies the payout schedule and brings it in line with market practice both among peer companies and European companies more broadly. The relative TSR peer group will be based on the 14 global healthcare companies.1 The revised TSR payout schedule, which will apply from the LTPP performance cycle 2026-2028, is presented below:
Novartis TSR performance (percentile)	Payout (% of target)

>75th	200%

50th-75th	Straight-line interpolation

50th	100%

<50th	0%

1 Peer group effective 2026: AbbVie, Amgen, AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Gilead Sciences, GlaxoSmithKline, Johnson & Johnson, Merck & Co., Novo Nordisk, Pfizer, Roche, Sanofi, and Takeda.

Annual Incentive system
The Compensation Committee evaluated the ECN Annual Incentive system to identify opportunities for simplification and to enhance alignment with the short-term incentive approach applied across our workforce. We concluded that a consistent Annual Incentive system that operates across all levels at Novartis is strategically important to focus all our employees on delivering against our ambitious financial and operational goals. Effective January 1, 2026, we will align the ECN Annual Incentive with the rest of the organization in a simplified, multiplicative format, which has already been in place for several years. This unified approach reinforces the significance of shared goals across the entire company, strengthens performance alignment, and rewards achievement of ambitious financial and operational targets.
We will retain our balanced scorecard approach, which will now operate under a multiplicative model. This model allows for a clear and formulaic structure for calculating payouts, while also strengthening the link between company and individual performance. The system will continue to be underpinned by stretched targets, reflecting our commitment to driving exceptional performance.
To assess the impact of changes to the ECN Annual Incentive, the Compensation Committee conducted rigorous scenario analysis and back-testing to identify any potential unintended consequences. In 2025, it reviewed a range of performance scenarios, comparing outcomes under the multiplicative model with those under peer short-term incentive structures. The analysis showed minimal deviation in payout levels across most scenarios, while also confirming that the multiplicative model enables more meaningful differentiation — both upward and downward — based on financial and individual strategic performance.
Under the Annual Incentive approach for performance year 2026, the measures and relative weightings of the financial performance metrics — as well as the 200% cap — will remain unchanged. Strategic objectives will continue to include both quantitative and qualitative targets, which will be aligned with business priorities and assessed through a balanced scorecard. The payout schedule for the strategic objectives will be as follows:
Descriptor	Impact factor

Exceptional	140%

Exceeds	120% – 130%

Meet	100%

Below	50% – 80%

Well below	0%

The Board of Directors may use its discretion in determining Annual Incentive outcomes, including deciding the payout within the ranges, taking all relevant factors into account.
The table below summarizes the mechanics of the new Annual Incentive system.
ANNUAL INCENTIVE system EFFECTIVE 2026Financial performance measures1 (company) •Net sales (USD m)Weighting: 40%•Core operating income (USD m)Weighting: 30%•Free cash flow as a % of net salesWeighting: 30%Payout factor between 0%– 150%Strategic objective measures (individual) •Maintain growth momentum and ensure successful launches Weighting: 25%•Deliver pipeline and drive R&D productivity Weighting: 25%•Execute on operational excellence & productivity Weighting: 25%•Strengthen foundations (ESG / Human capital) Weighting: 25%Impact factor between 0% – 140%Final Annual Incentive payoutFinal payout determined by multiplying financial and strategic performance factorsCapped at 200%1 Financial performance metrics are measured in constant currency (cc) to reflect operational performance that can be influenced.

Executive Committee 2026 compensation

Executive Committee members
Vasant Narasimhan, Chief Executive Officer
The Board of Directors approved an increase of 5% in the CEO’s annual base salary from CHF 1 902 765 to CHF 1 997 903, effective March 1, 2026. While this exceeds the ordinary base salary increases applied to employees for 2026, the Board of Directors considered the adjustment appropriate in light of the CEO’s exceptional leadership and the experience he brings to the role. This is the first significant change to the CEO’s base salary since 2020. The target Annual Incentive and target LTPP remain unchanged.
Other Executive Committee compensation increases
Each year, we collaborate with our independent external advisors to assess the competitiveness of the Executive Committee members’ total target compensation. 2026 compensation increases reflect demonstrated performance, scope of responsibilities, and development in role, as outlined in “—CEO and Executive Committee: appointments.”
Karen Hale joined Novartis and the Executive Committee as Chief Legal Officer in May 2021. On April 14, 2025, Ms. Hale was appointed to the expanded role of Chief Legal and Compliance Officer, with oversight of both the Legal function and the Ethics, Risk & Compliance (ERC) function. In recognition of the increased scope and additional responsibilities, Ms. Hale received a 7% increase in annual base salary and a 10 ppts increase in her target Annual Incentive and target LTPP, expressed as a percentage of annual base salary.
In accordance with our policy to adjust total target compensation toward a more market-competitive level over a period of three to four years as executives develop in their roles, we have made changes, effective 2026, for Shreeram Aradhye, President, Development, and Chief Medical Officer; Aharon Gal, Chief Strategy & Growth Officer; and Fiona Marshall, President, Biomedical Research, who assumed their role in the last four years. They will receive increases in annual base salary between 2.5% and 5.6%, and a 20 ppts increase in their target LTPP, expressed as a percentage of annual base salary, reflecting their strong performance, leadership contributions, and the continued development and expansion of their respective roles.
Following demonstrated strong leadership, the remaining Executive Committee members will receive increases in annual base salary between 1% and 6.5% and selected members will receive an additional 10 ppts increases in their target LTPP, expressed as a percentage of base salary.
Departure of Chief Ethics, Risk & Compliance Officer, Klaus Moosmayer
Mr. Moosmayer stepped down from the Executive Committee on April 14, 2025, and started his notice period on May 1, 2025. The Compensation Committee ensured that contractual entitlements were respected, with all payments in line with our plan rules and the Swiss Code of Obligations. Per policy (see “—CEO and Executive Committee: termination arrangements”). During his 12-month notice period, Mr. Moosmayer is entitled to his base salary, pension, Annual Incentive, and other benefits. No severance payments were made. Outstanding equity grants will vest in line with the respective plan rules and are subject to malus and clawback — including requirements defined by the U.S. Securities and Exchange Commission — as well as non-compete restrictions. No new LTPP grants will be made during the notice period.
Pay practice for other employees
The Board of Directors is committed to maintaining fair and competitive compensation practices across the organization and to ensuring that all our employees receive equal pay for equal work, in full accordance with applicable laws. It approved a global budget of over USD 348 million for salary adjustments during 2026. In support of our renewed Equal Pay International Coalition (EPIC) commitments for 2027 and the upcoming EU Pay Transparency Directive, we expanded our pay equity studies beyond base pay to consider total pay for 16% of all employees in 2025.

Board compensation

Board member total compensation earned for the financial year 2025 (compared with 2024)
	Positions as per December 31							Share-based compensation

	Board	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Science & Technology Committee	Risk Committee	Cash (CHF) (A)	Shares (CHF) (B)	Shares (number)[1]	Pension and benefits (CHF) (C)[2]	Total 2025 (CHF) (A)+(B)+(C)[3]	Total 2024 (CHF)

Giovanni Caforio	Board Chair [4]						1 458 333	1 458 333	9 108	22 129	2 938 795	-

Simon Moroney	Vice-Chair		Chair		•		230 000	230 000	2 466	-	460 000	460 000

Patrice Bula	Lead Independent Director		•	Chair			205 000	205 000	2 198	3 918	413 918	413 784

Nancy Andrews	•				•	•	180 000	180 000	1 929	-	360 000	360 000

Ton Buechner	•	•				Chair	175 000	245 000	3 411	4 808	424 808	424 675

Elizabeth Doherty	•	Chair				•	225 000	225 000	2 412	-	450 000	450 000

Bridgette Heller	•	•	•	•			215 000	215 000	2 305	-	430 000	430 000

Daniel Hochstrasser	•	•		•			195 000	195 000	2 090	4 140	394 140	394 675

Frans van Houten	•	•		• [4]	•		195 417	227 917	2 733	-	423 334	390 000

Ana de Pro Gonzalo	•	•				•	195 000	195 000	2 090	-	390 000	390 000

Elizabeth McNally	• [4]				• [4]		-	266 667	1 665	-	266 667	-

John Young	•		• [4]		Chair	•	211 667	211 667	2 195	-	423 334	385 000

Subtotal							3 485 417	3 854 583	34 602	34 995	7 374 995	4 098 133

Board members who stepped down [5]							346 667	406 667	13 467	3 918	757 252	4 523 784

Subtotal							346 667	406 667	13 467	3 918	757 252	4 523 784

Total							3 832 084	4 261 250	48 069	38 913	8 132 247	8 621 918

[1] The amounts shown represent the gross number of shares delivered to each Board member in 2025 for the respective Board member’s service period. The number of shares reported in this column represent: (i) the second and final equity installment delivered in January 2025 (based on the closing share price of January 15, 2025, of CHF 90.58) for their service from the 2024 AGM to the 2025 AGM; and (ii) the first of two equity installments delivered in July 2025 (based on the closing share price of July 15, 2025, of CHF 96.06) for their service from the 2025 AGM to the 2026 AGM. The second and final equity installment for their service from the 2025 AGM to the 2026 AGM took place in January 2026.

[2] Includes social security contributions to the extent that they result in a pension entitlement. For Giovanni Caforio, it also includes mandatory employer pension contributions, as required by Swiss law, and relocation costs.

[3] All amounts are before the deduction of social security contributions and income tax paid by the Board members.
[4] From March 7, 2025.
[5] Includes the compensation earned by Joerg Reinhardt (CHF 637 252), Charles Sawyers (CHF 60 000), and William Winters (CHF 60 000), who stepped down at the 2025 AGM. In addition, in 2025, Charles Sawyers received consultancy fees for his work on the Oncology Scientific Advisory Board of Novartis Institutes for BioMedical Research, Inc for an amount of CHF 11 641 (2024: CHF 12 327). The consultancy fees received by Charles Sawyers are excluded from the table above.

Compensation approved and dispensed
in CHF		Board of Directors

Compensation earned during the financial year 2025	(A)	8 132 247

Compensation earned for the period January 1 to February 28, 2025 (2 months)	(B)	1 437 820

Compensation to be earned for the period from January 1 to February 28, 2026 (2 months)	(C)	1 338 152

Total compensation earned for the period from the 2025 AGM to the 2026 AGM	(A)-(B)+(C)	8 032 579

Amount approved by shareholders at the 2025 AGM		8 200 000

Compensation dispensed by the Company within the approved amount		Yes

Shares, ADRs and share options owned by Board members
The total number of vested Novartis shares and ADRs owned by members of the Board of Directors and “persons closely linked” to them as at December 31, 2025, is presented in the table below. As at this date, no members of the Board, either individually or together with “persons closely linked” to them, owned 1% or more of the outstanding shares (or ADRs) of Novartis. As at that date, no members of the Board of Directors held any share options to purchase Novartis shares.
	Number of shares at December 31, 2025[1,2]	Number of shares at December 31, 2024

Giovanni Caforio	6 875	-

Simon Moroney	9 663	7 814

Patrice Bula	15 604	13 406

Nancy Andrews	11 609	11 962

Ton Buechner	29 534	26 236

Elizabeth Doherty	18 434	16 625

Bridgette Heller	9 646	7 917

Daniel Hochstrasser	5 000	4 883

Frans van Houten	20 927	18 878

Ana de Pro Gonzalo	5 534	3 966

Elizabeth McNally	1 249	-

John Young	3 649	2 070

Subtotal	137 724	113 757

Board members who stepped down at the 2025 AGM
Joerg Reinhardt	524 192	675 414

Charles Sawyers	19 664	18 919

William Winters	14 949	33 489

Subtotal	558 805	727 822

Total	696 529	841 579

[1] Includes holdings of persons closely linked to Board members (see definition "—persons closely linked").
[2] Each share provides entitlement to one vote.
Additional disclosures and other statutory information
Other payments to Board members
During 2025 (as in 2024), no payments (or waivers of claims) other than those set out in the Board member compensation table titled “—Board member total compensation earned for the financial year 2025” (including in the table footnotes) were made to current members of the Board or to “persons closely linked” to them.
Payments to former Board members
During 2025 (as in 2024), no payments (or waivers of claims) were made to former Board members or to “persons closely linked” to them.
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
The Board of Directors sets the level of compensation for its Chair and other members to be in line with relevant benchmark companies, including other large Switzerland-based multinational companies such as ABB, Holcim, Nestlé, Richemont, Roche, Swiss Re, UBS, and Zurich Insurance. This peer group, which remains the same as last year, was chosen due to the comparability of Swiss legal requirements, including broad personal and individual liabilities under Swiss law (and criminal liability under Swiss rules regarding board and executive committee compensation related to the Swiss Code of Obligations), and under US law, where applicable (due to the Company’s secondary listing on the New York Stock Exchange). To ensure independent decision-making, the peer group used for the Board of Directors is different to that used for the Executive Committee. Each year, the Board of Directors reviews the compensation of its members, including the Board Chair, based on a proposal by the Compensation Committee and advice from its independent advisor, including relevant benchmarking information.
The Board Chair’s contract and the Board of Directors compensation policy do not provide for any termination-related payments.
Share ownership requirements for Board members
To ensure their interests are aligned with those of shareholders, the Board Chair is required to own a minimum of 30 000 Novartis shares, and other members of the Board of Directors are required to own at least 5 000 Novartis shares, within five years of having joined the Board of Directors.
Board members are prohibited from hedging or pledging their ownership positions in Novartis shares that are part of their guideline share ownership requirement and are required to maintain this requirement for 12 months after having retired from the Board of Directors. As at December 31, 2025, all current and former members of the Board of Directors who were required to meet the minimum share ownership requirements did so.
AGM 2025-2026 Board fee structure
The AGM 2025-2026 annual fee rates for Board membership and additional functions are included in the table below. These were approved by the Board of Directors and remain unchanged from the prior term. Aggregate Board compensation is aligned with other large Swiss companies.
Board members receive only fixed compensation and do not receive additional fees for attending meetings. Fees paid are at least 50% in Novartis shares (up to 100% at the choice of each Board member) and the remainder is paid in cash. Board members bear the full cost of their employee social security contributions, if any.

AGM 2025-2026 annual fee	CHF 000s

Board Chair	3 500

Board membership	280

Vice-Chair	50

Lead Independent Director	20

Chair of the Audit and Compliance Committee	130

Chair of the Compensation Committee	90

Chair of the following committees: • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	70

Membership of the Audit and Compliance Committee	70

Membership of the following committees: • Compensation Committee • Governance, Nomination and Corporate Responsibilities Committee • Science & Technology Committee • Risk Committee	40

Board members do not receive any company pension, insurance or other benefits, unless mandated by local legislation. Novartis pays mandatory employer pension contributions for the Board Chair as required by law.
AGM 2026-2027 Board fee changes
At the 2025 AGM, shareholders approved the annual Board Chair compensation of CHF 3.5 million, effective from the 2025 AGM. The Board Chair fee will remain unchanged for AGM 2026-2027.
In 2025, as part of the annual review process, an evaluation of Board and committee fees was undertaken to ensure fees reflect the required time commitment, responsibilities, and expertise, in line with our Board compensation philosophy.
The review found that since 2018, when the last material adjustment to Board fees was made, the demands on Board committees have increased significantly. This is due to Committees operating in a more dynamic and complex environment, shaped by heightened regulatory expectations and increased engagement with internal and external stakeholders.
To ensure fee levels reflect these expanded responsibilities and the increased scope and complexity of committee work, it was determined that an increase in Committee fees for chairs (CHF 20 000 each) and members (CHF 10 000 each) was necessary, effective from the 2026 AGM. Board retainer fees will remain unchanged. For more information and rationale, see our 2026 Say-on-Pay brochure.

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
Compensation decision-making authorities
Authority for decisions related to compensation is governed by the Articles of Incorporation, Board Regulations, and the Compensation Committee Charter, which are all published on the Company website: www.novartis.com/investors/company-overview/corporate-governance. The Compensation Committee serves as the supervisory and governing body for compensation policies and plans within Novartis, and has overall responsibility for determining, reviewing and proposing compensation policies and plans for approval by the Board of Directors in line with the Compensation Committee Charter. The discussions and conclusions of each committee meeting are delivered to the full Board of Directors. A summary of the compensation decision-making authorities is set out below.
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

Compensation policy and principles

Variable short-term and long-term compensation payout factors for the Group

Propose Endorse Approve

Committee member independence
The Compensation Committee is composed exclusively of members of the Board of Directors who meet the independence criteria outlined in the Board Regulations. From the 2025 AGM, the Compensation Committee consisted of the following four members: Simon Moroney (as Chair), Patrice Bula, Bridgette Heller, and John Young.
Role of the Compensation Committee’s independent advisor
The independent external compensation advisor supports the Compensation Committee in determining the design and implementation of compensation and benefits.
In 2025, the Compensation Committee retained Mitul Shah of Deloitte LLP, who was appointed in July 2022, as its independent compensation advisor. The independent advisor from Deloitte LLP and the team that advised and supported the Compensation Committee are neither responsible for nor compensated for any work on senior compensation, other than the support provided to the Compensation Committee and the People & Organization function.
Meetings held in 2025 and self-evaluation
In 2025, the Compensation Committee held five formal meetings. For the approval of the Board of Directors, in line with prior years, it collaborated with the Science & Technology Committee to review and endorse the innovation targets and achievements of the 2025 Annual Incentive and the 2023-2025 LTPP. The Compensation Committee conducted a self-evaluation in 2025.
Risk management principles
The Compensation Committee, with support from its independent compensation advisor, reviews market trends in compensation and changes in corporate governance rules and best practices. Together with the Audit and Compliance Committee, it also reviews the Novartis compensation systems to ensure that they do not encourage inappropriate or excessive risk-taking, and instead encourage behaviors that support sustainable value creation. A summary of the risk management principles is outlined below.
RISK MANAGEMENT PRINCIPLES
• Rigorous performance management process, with approval of targets and evaluation of performance of the CEO by the Board of Directors
• Balanced mix of short-term and long-term variable compensation elements
• Novartis Values and Behaviors are an integral part of the Annual Incentive and are embedded in our culture
• Clawback and malus principles apply to all elements of the variable compensation
• Performance-vesting long-term incentives only, with three-year cycles
• All variable compensation is capped at 200% of target
• Contractual notice period of 12 months
• Post-contractual non-compete period is limited to a maximum of 12 months from the end of employment. Resulting compensation, if applicable, will not exceed the average annual compensation (annual base salary plus Annual Incentive) of the previous three financial years
• Good and bad leaver provisions apply to variable compensation of leavers
• No severance payments or change-of-control clauses
• Share ownership requirements; no hedging or pledging of Novartis share ownership
• No loans granted to current or former members of the Executive Committee and the Board of Directors or to “Persons closely linked” to them

Mandates outside the Novartis Group

According to article 34 of the Articles of Incorporation (https://www.novartis.com/investors/company-overview/corporate-governance), limitations apply to mandates outside the Novartis Group for Board members and Executive Committee members (see “—Item 6.C Board Practices-Board of Directors-Mandates outside the Novartis Group” and “—Item 6.C Board Practices-Executive Committee-Mandates outside the Novartis Group”). The following external mandates are subject to these limitations and are therefore presented in the Compensation Report.
Board Members
Giovanni Caforio
Stryker Corp., US
• Member of the Board
• Chair of the Compensation and Human Capital Committee
Nancy C. Andrews
Charles River Laboratories International, Inc., US
• Member of the Board
• Chair of the Governance and Nominating Committee
Maze Therapeutics, Inc., US
• Member of the Board
Ton Buechner
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
• Vice Chair of the Board
Froneri Lux Topco Sarl, Luxembourg
• Board Chair
European Pizza Group TopCo Sarl, Luxembourg
• Board Chair
New Tiger LLC, US
• Member of the Board
• Chair of the ESG Committee
• Member of the management board of Tropicana Switzerland GmbH, Switzerland (subsidiary of New Tiger LLC)
Elizabeth (Liz) Doherty
Corbion NV, the Netherlands
• Member of the Board
• Chair of the Audit Committee
Royal Philips NV, the Netherlands
• Member of the Supervisory Board
• Chair of the Audit Committee
Freya Holdco S.à r.l., Luxembourg
• Member of the Advisory Committee
Bridgette Heller
Aramark, US
• Member of the Board
DexCom, Inc., US
• Member of the Board
• Chair of the Compensation Committee
Newman’s Own Inc., US
• Member of the Board
Daniel Hochstrasser
Daniel Hochstrasser AG, Switzerland
• Board Chair
• CEO
Frans van Houten
Absci Corporation, US
• Board Chair
• Chair of Nominating and Corporate Governance Committee
Castor EDC, the Netherlands
• Board Chair
Synthesis Health Inc. Canada
• Member of the Board
FvH Capital BV, the Netherlands (private family holding)
• Director
Affidea Group BV, the Netherlands
• Member of the Board
Elizabeth McNally
Ikaika Therapeutics, Inc., US
• Founder, CEO and Board member
Simon Moroney
Biotalys NV, Belgium
• Board Chair
• Chair of the Remuneration and Nomination Committee
Ana de Pro Gonzalo
Mobico Group PLC, UK
• Member of the Board
STMicroelectronics NV, the Netherlands
• Member of the Supervisory Board
• Chair of the Audit Committee
John Young
Johnson Controls International plc., Ireland
• Member of the Board
Executive Committee members
Steffen Lang
Bachem Holding AG, Switzerland
• Board member
Victor Bulto
Labcorp Holdings Inc., US
• Board member
Other Executive Committee members
–
in listed companies 2026 new mandate vs. 2025
* under common ownership

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

6.C Board practices

Corporate governance
Framework
Novartis is committed to effective corporate governance, and our corporate governance framework is intended to support sustainable financial performance and long-term value creation for our shareholders, patients, employees, and other stakeholders based on our Values and Behaviors.
Novartis AG is subject to and compliant with the laws and regulations of Switzerland (in particular Swiss company and securities law, SIX Swiss Exchange rules, and the Swiss Code of Best Practice for Corporate Governance), and the securities laws of the United States, including New York Stock Exchange (NYSE) listing standards applicable to foreign private issuers of securities.
The Novartis corporate governance principles are described in key governance documents, in particular in our Articles of Incorporation and the Organizational Regulations of Novartis AG (“Board Regulations”) (www.novartis.com/investors/company-overview/corporate-governance).
In line with our commitment to maintaining the highest standards of corporate governance, the Governance, Sustainability and Nomination Committee (GSNC) periodically reviews both the corporate governance principles and the key governance documents against evolving best practice standards and new developments in line with our commitment to maintaining the highest standards.
Our leadership structureGovernance bodies General Meeting of ShareholdersApproves operating and financial review, Novartis Group consolidated financial statements, and financial statements of Novartis AG; decides appropriation of available earnings and dividend; approves compensation of Board and Executive Committee; elects Board members, Board Chair, Compensation Committee members, Independent Proxy and external auditor; adopts and amends Articles of IncorporationExternal auditorProvides opinion on the compliance of Novartis Group consolidated financial statements and the financial statements of Novartis AG with applicable standards and Swiss law; the compliance of the Compensation Report with applicable law; and the effectiveness of internal controls over financial reportingBoard of DirectorsAudit and Compliance CommitteeCompensation CommitteeGovernance, Sustainability and Nomination CommitteeRISK CommitteeSCIENCE &TECHNOLOGYCommitteeSets strategic direction of Novartis; appoints and oversees key executives; approves major transactions and investments; adopts and amends Board RegulationsExecutive CommitteeResponsible for the operational management of Novartis

Group structure and shareholders
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
Organizational structure
Novartis is an innovative medicines company engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines. Our Company comprises five organizational units: Biomedical Research, Development, Operations, US, and International. These units are supported by our global functions in areas such as corporate affairs, legal, ethics, risk and compliance, finance, internal audit, people and organization, and strategy and growth.
Shareholdings
Listed companies belonging to the Novartis Group
Novartis owns 70.68% of Novartis India Ltd., with its registered office in Mumbai, India, and a listing on the BSE (formerly known as the Bombay Stock Exchange) (ISIN INE234A01025, symbol: HCBA). The total market value of the 29.32% free float of Novartis India Ltd. was USD 63.2 million as at December 31, 2025, using the quoted market share price at year-end. Applying this share price to all shares of Novartis India Ltd, the market capitalization of the whole company was USD 215.6 million, with the market capitalization of the shares owned by Novartis amounting to USD 152.4 million.
Shareholders
Significant shareholders
According to the Share Register, as at December 31, 2025, the following registered shareholders, including nominees, held more than 2% of the total share capital, with the right to vote all their shares based on exemptions granted by the Board (see “—Item 6.C Board practices—Shareholder participation—Voting rights, restrictions and representation—Registration restrictions”):*
% holding of share capital Dec 31, 2025

Shareholders registered for their own account:
UBS Fund Management (Switzerland) AG, Basel	5.5

Emasan AG, Basel [1]	2.0

[1] According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, the beneficial owner of the shares registered for Emasan AG is Sandoz – Fondation de Famille, Liechtenstein.

% holding of share capital Dec 31, 2025

Shareholders registered as nominees:
Nortrust Nominees Ltd., London	3.7

The Bank of New York Mellon, New York	4.6
Through The Bank of New York Mellon, Everett	3.2
Through The Bank of New York Mellon, SA/NV, Brussels	1.4

Shareholder acting as American Depositary Share (ADS) depositary:
JPMorgan Chase Bank, N.A., New York	8.0

According to a disclosure notification filed with Novartis AG, Norges Bank (Central Bank of Norway), Oslo, held 2.2% of the share capital but was not registered in the Share Register as at December 31, 2025.
According to a disclosure notification filed with Novartis AG and the SIX Swiss Exchange, BlackRock, Inc., New York, held between 5% and 10% but was registered with less than 2% of the share capital as at December 31, 2025.
Disclosure notifications pertaining to shareholdings filed with Novartis AG and the SIX Swiss Exchange are published on the latter’s electronic publication platform:
www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html.

* 9.6% of the share capital is held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG). Percentages in the two tables below are calculated on the basis of 2 112 421 867 ordinary shares including these treasury shares.

Duty to make an offer
According to the Swiss Federal Act on Financial Infrastructures, anyone who — directly, indirectly or acting in concert with third parties — acquires equity securities exceeding 33.3% of the voting rights of a company (whether or not such rights are exercisable) is required to make an offer to acquire all listed equity securities of that company. A company may raise this threshold up to 49% of the voting rights (“opting up”) or may, under certain circumstances, waive the threshold (“opting out”). Novartis AG has not adopted any such measures.
Cross shareholdings
Novartis AG has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Overview of shareholder structure
The following tables relate only to registered shareholders, and cannot be assumed to represent the entire investor base because nominees and JPMorgan Chase Bank, N.A., as ADS depositary, are registered as shareholders for a large number of beneficial owners.
As at December 31, 2025, Novartis AG had approximately 184 000 registered shareholders.
Registered shareholders by number of shares held
As at December 31, 2025	Number of registered shareholders	% of share capital

1–100	42 973	0.11

101–1 000	104 632	1.95

1 001–10 000	33 266	4.30

10 001–100 000	2 779	3.29

100 001–1 000 000	401	5.84

1 000 001–5 000 000	64	6.40

5 000 001 or more	22	34.08

Total registered shareholders/shares [1]	184 137	55.97

Unregistered shares [2]		44.03

Total		100.00

[1] Including 9.6% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).
[2] At the record date of the 2025 Annual General Meeting of Shareholders (AGM), unregistered shares amounted to 20.5%.
Registered shareholders by type
As at December 31, 2025	Shareholders in %	Shares in %

Individual shareholders	97.00	19.49

Legal entities [1]	2.98	41.12

Nominees and fiduciaries	0.02	39.39

Total	100.00	100.00

[1] Excluding 9.6% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).
Registered shareholders by country1
As at December 31, 2025	Shareholders in %	Shares in %

Belgium	0.10	2.96

Canada	0.03	0.71

France	2.12	0.51

Germany	5.97	1.86

Ireland	0.62	0.80

Luxembourg	0.06	1.28

Sweden	0.09	0.56

Switzerland [2]	82.55	52.22

United Kingdom	0.73	10.82

United States	0.23	25.74

Other countries	7.50	2.54

Total	100.00	100.00

[1] Registered shares held by nominees are shown in the country where the company/affiliate entered in the Share Register as shareholder has its registered office.
[2] Excluding 9.6% of the share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG) .

Capital structure
Share capital
As at December 31, 2025, the share capital amounted to CHF 1 035 086 714.83 fully paid-in and divided into 2 112 421 867 registered shares with a nominal value of CHF 0.49 each.
Shares are listed on the SIX Swiss Exchange (ISIN CH0012005267, symbol: NOVN), and on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs), representing American Depositary Shares (ADSs) (ISIN US66987V1098, symbol: NVS).
No conditional capital exists as at December 31, 2025, nor has a capital band been introduced in the Company’s Articles of Incorporation.
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
Convertible securities and options
As at December 31, 2025, Novartis AG had no outstanding convertible or exchangeable bonds, warrants, options or other securities granting rights to shares, other than certain instruments granted under or in connection with equity-based participation plans of employees.
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
Changes to share capital
AGM	Shareholder decision	Shares canceled	Average repurchase share price (CHF)[1]

2023	• Capital reduction by CHF 63.12 million (from CHF 1 201 860 626.00 to CHF 1 138 738 876.00) • Authorization of the Board to repurchase shares up to a maximum of CHF 10 billion between the 2023 AGM and the 2026 AGM [2]	126 243 500	81.56

2024	• Capital reduction by CHF 42.90 million (from CHF 1 115 964 098.48 to CHF 1 073 065 943.53)	87 547 255	86.36

2025	• Capital reduction by CHF 37.98 million (from CHF 1 073 065 943.53 to CHF 1 035 086 714.83) • Authorization of the Board to repurchase shares up to CHF 10 billion between the 2025 AGM and the 2028 AGM [3]	77 508 630	94.23

EGM	Shareholder decision

2023	• Capital reduction by CHF 22.77 million (from CHF 1 138 738 876.00 to CHF 1 115 964 098.48) by reducing the par value of each share from CHF 0.50 to CHF 0.49

AGM	Proposal to the shareholders	Shares to be canceled	Average repurchase share price (CHF)[1]

2026	• Capital reduction by CHF 38.03 million (from CHF 1 035 086 714.83 to CHF 997 061 559.41)	77 602 358	96.45

[1] All shares were repurchased on the SIX Swiss Exchange second trading line.
[2] In addition to the remaining authorization from the 2022 AGM
[3] In addition to the remaining authorization from the 2023 AGM

Key Novartis share data
	2025	2024	2023

Issued shares	2 112 421 867	2 189 930 497	2 277 477 752

Treasury shares [1]	204 270 188	214 841 249	233 443 766

Outstanding shares at December 31	1 908 151 679	1 975 089 248	2 044 033 986

Weighted average number of shares outstanding	1 938 949 981	2 018 281 520	2 076 794 140

[1] Approximately 75 million treasury shares (2024: 86 million 2023: 94 million) are held in Novartis entities that restrict their availability for use.
Per-share information1
	2025	2024	2023

Basic earnings per share from continuing operations (USD)	7.21	5.92	4.13

Diluted earnings per share from continuing operations (USD)	7.15	5.87	4.10

Net cash flows from operating activities from continuing operations (USD)	9.87	8.73	6.85

Year-end equity for Novartis AG shareholders (USD)	24.18	22.30	22.83

Dividend (CHF) [2]	3.70	3.50	3.30

Dividend (USD) [3]	4.67	3.97	3.76

[1] Calculated on the weighted average number of shares outstanding, except year-end equity.
[2] 2025: proposal to shareholders for approval at the AGM on March 6, 2026.
[3] Translated into US dollars at the December 31, 2025, rate of USD 1.261 to the Swiss franc. This translation is an example only, and should not be construed as a representation that the Swiss franc amount represents, or has been or could be converted into US dollars at that or any other rate. 2024 and 2023, dividends are translated into US dollars at the Bloomberg Market System Rate on the payment date.

Key ratios – December 31
	2025	2024	2023

Price/earnings ratio [1]	19.2	16.6	14.1

Dividend yield (%) [1]	3.4	3.9	3.9

[1] Based on the Novartis share price at December 31 of each year
Key data on ADRs issued in the US
	2025	2024	2023

Year-end ADR price (USD)	137.87	97.31	100.97

High [1]	139.20	120.89	105.13

Low [1]	97.14	92.57	80.03

Number of ADRs outstanding [2]	168 281 989	174 267 912	189 633 312

[1] Based on daily closing prices
[2] The depositary, JPMorgan Chase Bank, N.A., holds one Novartis AG share for every ADR issued.
Share price (CHF)
	2025	2024	2023

Year-end share price	109.60	88.70	84.87

High [1]	110.10	102.70	93.87

Low [1]	82.96	84.52	74.62

Year-end market capitalization (USD billions) [2]	263.7	193.9	206.3

Year-end market capitalization (CHF billions) [2]	209.1	175.2	173.5

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
We concentrate our outreach efforts on our largest 100 shareholders — portfolio managers, buy-side professionals, stewardship teams and ESG analysts — who represent approximately 60% of our ownership. While the Board Chair, CEO and CFO, together with our Investor Relations team, are responsible for ensuring effective shareholder engagement, other senior managers from within and outside the Executive Committee also participate in these meetings. We conduct regular outreach to investors throughout the year.
Our shareholder engagement efforts include:
• AGM and quarterly results webcasts
• Bank conferences and management roadshows
• The “Meet Novartis Management” capital markets event
• Pipeline updates i.e. Novartis Immunology Pipeline Update webcast
• Governance roadshow and teleconferences
• Board Chair’s meetings with Swiss, US and UK investors
• Annual Social Impact and Sustainability investor event
Topics discussed with shareholders during 2025:
ACCELERATE Growth AND RETURNS:
• Growth drivers (including Kisqali, Kesimpta, Pluvicto, and Scemblix)
• Replacement power
• Innovation milestones (i.e. Pluvicto, Vanrafia, Fabhalta, and Rhapsido)
• Policy and pricing environment
DELIVER THROUGH OPERATIONal EXCELLENCE:
• Progress on financial, strategic and operational performance
• Return on R&D investments
• Capital allocation strategy
• New organizational model
STRENGTHEN FOUNDATIONS:
• Systematic integration of Access Principles across the research and development/production/commercialization continuum
• Global health and malaria innovation pipeline
• Progress on climate and nature aspirations
Compensation AND Governance:
• Board renewal, succession planning and evaluation
• The linking of the compensation system to performance and strategic priorities
Voting rights, restrictions and representation
Registration
Shareholders have the right to vote and to execute all other rights as granted under Swiss law and the Articles of Incorporation (see, in particular, articles 17 and 18 of the Articles of Incorporation).
Each share registered with the right to vote by the third business day before the General Meeting entitles the holder to one vote. Article 5, paragraph 2 of the Articles of Incorporation provides that to be registered with voting rights, shareholders must declare that they acquired the shares in their own name and for their own account. According to article 5, paragraph 3 of the Articles of Incorporation, the Board may register nominees with the right to vote. The Share Register is a non-public register subject to statutory confidentiality and data privacy.
The Articles of Incorporation are available at www.novartis.com/investors/company-overview/corporate-governance.
Registration restrictions
Article 5, paragraph 2 of the Articles of Incorporation stipulates that no shareholder shall be registered with the right to vote for more than 2% of the share capital. Given that shareholder representation at General Meetings has traditionally been comparatively low in Switzerland, Novartis AG considers registration restrictions necessary to prevent a minority shareholder from dominating a General Meeting. The Board may, upon request, grant an exemption. Considerations include if the shareholder supports our goal of creating sustainable value and has a long-term investment horizon. Exemptions are in force for the registered shareholders listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders.” An exemption also applies to Norges Bank (Central Bank of Norway), Oslo, which as at December 31, 2025, was not registered but held 2.2% according to a disclosure notification filed with Novartis AG. No further exemptions were requested in 2025. The same restrictions indirectly apply to ADR holders.
Article 5, paragraph 3 of the Articles of Incorporation stipulates that no nominee shall be registered with the right to vote for more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. Exemptions are in force for the nominees listed in “—Item 6.C Board practices—Group structure and shareholders—Shareholders—Significant shareholders,” and for the nominee Citibank, London, which in 2015 requested an exemption, but as at December 31, 2025, was not registered in the Share Register. The same restrictions indirectly apply to ADR holders.

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
Attendance, Representation and Web Portal
Registered shareholders receive a personal invitation letter to the General Meetings with an access code to log in to our web portal, and a printed registration/proxy form. Registered shareholders who have activated paperless invitations will receive the access code by email. By returning the registration/proxy form or using the web portal, shareholders can order an admission ticket for the General Meeting or can be represented by a legal representative, or, by means of a written proxy, by a representative of choice. Furthermore, a shareholder may be represented by the Independent Proxy.
If the Independent Proxy is appointed, shareholders can also give voting instructions on agenda items or on alternative or additional motions related to the agenda items either (i) following the recommendations of the Board for such alternative or additional motions; or (ii) opposing such alternative or additional motions. They can also abstain from voting.
ADR holders
ADR holders have the rights enumerated in the deposit agreement (such as the right to give voting instructions and to receive dividends). The ADS depositary of Novartis AG — JPMorgan Chase Bank, N.A., New York — holds the shares underlying the ADRs and is registered as a shareholder in the Share Register. An ADR is not a share, and an ADR holder is not a Novartis AG shareholder. Each ADR represents one share. ADR holders exercise their voting rights by instructing the depositary to exercise their voting rights. The ADS depositary exercises the voting rights for registered shares underlying ADRs, for which no voting instructions have been given, by providing a discretionary proxy to an uninstructed independent designee.
Annual General Meeting (AGM)
Convening
The AGM must be held within six months of the end of our financial year (December 31) and normally takes place in late February or early March. It is convened by the Board by way of notice appearing once in the Swiss Official Gazette of Commerce. In addition, the agenda is published on our website (www.novartis.com/agm). According to article 12a of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the Board may foresee that shareholders who cannot be present at the venue of the AGM may exercise their rights through electronic means. The Board may at any time until June 30, 2028, also order that the AGM be held electronically without a venue. Extraordinary General Meetings may be requested by the Board, the external auditor, or shareholders representing at least 5% of the share capital.
Agenda
The General Meeting agenda is set by the Board. Shareholders representing shares with an aggregate nominal value of at least CHF 1 million may request that an item be included in a General Meeting agenda. Such requests must be made in writing at least 45 days before the meeting, specifying the requested item and proposal. If an explanatory statement is to be included in the notice of meeting, it must be submitted within the same period, and formulated in a short, clear and concise manner.
Powers
According to article 17 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance), the following powers are vested exclusively in the General Meeting:
• Adoption and amendment of the Articles of Incorporation
• Election and removal of the Board Chair, the Board and Compensation Committee members, the Independent Proxy, and the external auditor
• Approval of the management report, the consolidated financial statements, and the report on non-financial matters
• Approval of the financial statements of Novartis AG, and the decision on the appropriation of available earnings shown on the balance sheet, in particular with regard to dividends (including any repayment of the statutory capital reserves and the approval of interim dividends and the interim financial statements required for such purpose)
• Approval of the maximum aggregate compensation of the Board (from one AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM). If the maximum aggregate amount of compensation already approved by the AGM is insufficient to cover the compensation of newly appointed or promoted Executive Committee members, Novartis may use up to 40% of the amount last approved for the newly appointed or promoted Executive Committee members
• Discharge of Board and Executive Committee members
• Delisting of the shares of Novartis AG

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

Board of Directors
Composition (as at December 31, 2025)BOARD Chair: G. CaforioVice-Chair:S. Moroney lead independent Director: P. BulaN. AndrewsT. BuechnerE. DohertyB. HellerD. HochstrasserF. van HoutenE. McNallyA. de Pro GonzaloJ. YoungAudit and Compliance CommitteeE. Doherty (Chair)T. BuechnerB. HellerD. Hochstrasser F. van HoutenA. de Pro GonzaloCompensation CommitteeS. Moroney (Chair)P. BulaB. HellerJ. YoungGovernance, Sustainability and Nomination CommitteeP. Bula (Chair)B. HellerD. HochstrasserF. van HoutenRisk CommitteeT. Buechner (Chair)N. AndrewsE. DohertyA. de Pro Gonzalo J. YoungScience & Technology CommitteeJ. Young (Chair)N. AndrewsF. van HoutenE. McNallyS. Moroney
Changes to the Board of Directors
Giovanni Caforio was elected as the new Board Chair and Elizabeth McNally was elected as a new Board member at the 2025 AGM. Joerg Reinhardt, who had been Board Chair since 2013, and Charles L. Sawyers and William T. Winters, who had been Board members since 2013, did not stand for re-election at the 2025 AGM. The biographies of Mr. Reinhardt, Mr. Sawyers and Mr. Winters can be found in the 2024 Annual Report (pages 106 and 111), available at www.novartis.com/news/media-library/novartis-annual-report-2024.
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
Succession planning
The GSNC prepares and reviews succession plans for the Board on an annual basis. These plans are discussed by the Board in private meetings. A search for a new Board member is launched — normally with the support of a professional executive search company — with individual selection criteria defined based on the evolving needs of the Company and a continuing focus on diversity, skills and experience. The set of competencies (further explained in “—Item 6.C Board practices—Board of Directors—Board skills”) and a balance between continuity of experience and fresh perspectives are also important criteria for the GSNC when evaluating new candidates. Candidates are interviewed by the Board Chair, members of the GSNC, other Board members, and members of the Executive Committee. The GSNC then makes a recommendation to the full Board, and the Board ultimately decides who should be proposed for election at the upcoming AGM.
Independence
All Board members — including the Board Chair — are non-executive and independent, pursuant to applicable corporate governance rules and Novartis independence criteria, which are outlined in Appendix II to the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In particular, no Board member is or was a member of the management of Novartis AG or of any other Novartis Group company in the last three financial years up to December 31, 2025, or has or had, a significant business relationship with Novartis AG or with any other Novartis Group company.
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
Diversity profileNationality1WAmerican29.5%WSwiss25%WDutch12.5%WBritish8.5%WSpanish8.5%WGerman4%WIrish4%WItalian4%WNew Zealander4%GenderWMale58%WFemale42%AgeW55–6017%W61–6550%W>6533%TenureW<3 y25%W3–6 y42%W7–9 y25%W>9 y8%1 Six Board members have dual nationalities. Each of these nationalities is counted as half in the above chart.
Board skills
Upon proposal by the GSNC, the Board has determined a diverse set of competencies for its members that aligns with our status as a listed company, as well as our business portfolio, geographic reach and culture. Within this set of competencies, Board members are asked to identify their most relevant skills based on their educational background, professional experience and personal achievements.
The GSNC assesses the set of competencies as well as the individual skills annually to ensure that an appropriate balance of skills, expertise, experience and diversity is represented on the Board.
To learn more about Board members and their individual skills, see “—Item 6.C Board practices—Board of Directors—Members of the Board of Directors.”
Board skill distributionMedicine/healthcare/R&D58%7/12Environmental, social 58%7/12and governance (ESG)Data/digital33%4/12Leadership/management 92%11/12Finance/accounting67%8/12Law/regulatory/risk management75%9/12

Members of the Board of Directors

Giovanni Caforio, M.D.
Board Chair since 2025 | Nationality: Italian/American | Year of birth: 1964
Giovanni Caforio has had an international career in the healthcare industry spanning more than 35 years. He graduated in medicine and surgery in Italy in 1988, and has held senior leadership positions at Abbott Laboratories and Bristol Myers Squibb (BMS) in several European countries and the US. He was CEO of BMS from 2015 to 2023 and Chair of the company’s board of directors from 2017 to 2024. Under his leadership, BMS nearly tripled its revenue, undertook several strategic acquisitions and partnerships, and launched 12 new medicines. Giovanni Caforio currently serves on the board of Stryker Corp. He is fluent in Italian, French, Spanish, Portuguese and English.
Professional experience
• Board chair, BMS, US (2017–2024)
• Chief Executive Officer, BMS, US (2015–2023)
• Chief Operating Officer, BMS, US (2014–2015)
• Executive Vice President, Chief Commercial Officer, BMS, US (2013–2014)
• President, US Pharmaceuticals, BMS, US (2011–2013)
• Various managerial positions at BMS and Abbot Laboratories in the US, France, Italy, Portugal and Spain (1990–2011)
Mandates
Current:
• Board member and chair of the compensation and human capital committee, Stryker Corp, US
Past:
• Board chair, PhRMA (2019–2020), US
Education
• Doctor of medicine and surgery, Sapienza University, Rome, Italy
Key skills
• Medicine/healthcare/R&D
• Environmental, social and governance (ESG)
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management
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
Mandates
Current:
• Board chair and chair of the remuneration and nomination committee, Biotalys NV, Belgium
Education
• Doctorate in chemistry, University of Oxford, UK
• Master’s degree in chemistry, University of Waikato, New Zealand
Key skills
• Medicine/healthcare/R&D
• Environmental, social and governance (ESG)
• Leadership/management
• Law/regulatory/risk management

Nancy C. Andrews, M.D., Ph.D.
Board member since 2015 | Nationality: American/Swiss | Year of birth: 1958
Nancy C. Andrews has extensive experience as a physician, scientist, professor and senior administrator at leading academic institutions and hospitals. Her distinguished career spans more than 30 years, with leadership roles at Harvard Medical School, Duke University School of Medicine and Boston Children’s Hospital. Since 2023, Dr. Andrews is credited with conducting research that led to advances in understanding iron biology and iron diseases.
Professional experience
• Professor in residence of pediatrics, Harvard Medical School, US (since 2023)
• Executive vice president and chief scientific officer, Boston Children’s Hospital, US (since 2021)
• Dean emerita, Duke University School of Medicine, and vice chancellor emerita for academic affairs, Duke University, US (since 2017)
• Dean, Duke University School of Medicine, and vice chancellor for academic affairs, Duke University, US (2007–2017)
• Professor of pediatrics, pharmacology and cancer biology, Duke University, US (2007–2021)
• Dean for basic sciences and graduate studies, Harvard Medical School, US (2003–2007)
• Director, Harvard/MIT M.D.-Ph.D. Program, US (1999–2003)
• Biomedical research investigator, Howard Hughes Medical Institute, US (1993–2006)
Mandates
Current:
• Board member and chair of the governance and nominating committee, Charles River Laboratories International Inc., US
• Board member, Maze Therapeutics Inc., US
• Home secretary (since July 2023) and council member, National Academy of Sciences, US
Past:
• Chair, American Academy of Arts and Sciences, US (2017–2023)
• Member of the executive committee of the corporation, Massachusetts Institute of Technology, US (2019-2022)
• Council member, National Academy of Medicine, US (2013–2019)
• Member of the scientific management review board, National Institutes of Health, US (2014–2019)
• Chair, Burroughs Wellcome Fund, US (2011–2019)
Education
• Doctor of medicine, Harvard Medical School, US
• Doctorate in biology, Massachusetts Institute of Technology, US
• Master’s and bachelor’s degrees in molecular biophysics and biochemistry, Yale University, US
Key skills
• Medicine/healthcare/R&D
• Leadership/management
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
• President, Sulzer Pumps, Switzerland (2003–2006)
• President, Sulzer Turbomachinery Services, Switzerland (2000–2002)
• Various managerial positions at Sulzer AG, China and Switzerland (1994–2000)
Mandates
Current:
• Board chair and chair of the sustainability committee, Swiss Prime Site AG, Switzerland
Past:
• Board chair and chair of the strategy and sustainability committee, Burckhardt Compression AG, Switzerland (2020–2025)
• Member of advisory committee to the Ministry of Economic Affairs and Climate Policy (“Adviescommissie Maatwerkafspraken Verduurzaming Industrie”), Netherlands (2023–2025)
• Member of the presidential and shareholder committees, Voith GmbH & Co. KGaA, Germany (2014–2020)
• Member of the supervisory board, Voith GmbH & Co. KGaA, Germany (2014–2018)
Education
• Master of business administration, IMD business school, Switzerland
• Master’s degree in civil engineering, Delft University of Technology, Netherlands
Key skills
• Environmental, social and governance (ESG)
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management

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
• Board chair, Froneri Lux Topco Sarl, Luxembourg
• Board member and chair of the ESG committee, New Tiger LLC, US
Past:
• Board co-chair (2020–2021) and member (2015–2021), Cereal Partners Worldwide SA, Switzerland (Nestlé representative)
• Board member, Froneri Lux Topco Sarl, Luxembourg (Nestlé representative) (2016–2020)
• Board member, Bobst Group SA, Switzerland (2017–2019)
• Board chair, Blue Bottle Coffee Inc., US (Nestlé representative) (2017–2019)
• Board chair, Nestlé Nespresso SA, Switzerland (Nestlé representative) (2011–2019)
• Board member, Hsu Fu Chi Food Companies, China (Nestlé representative) (2011–2019)
Education
• Program for executive development, IMD Business School, Switzerland
• Master’s degree in economic sciences, HEC Lausanne, Switzerland
Key skills
• Environmental, social and governance (ESG)
• Data/digital
• Leadership/management
• Finance/accounting
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
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management

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
Professional experience
• Co-founder and CEO, Shirley Proctor Puller Foundation, US (since 2019)
• EVP and president of specialized nutrition, Danone SA, Netherlands (2017–2019)
• EVP of early life nutrition, Danone SA, Netherlands (2016–2019)
• EVP and president of consumer care, Merck & Co. Inc., US (2010–2015)
• Global president of the baby global business unit, Johnson & Johnson, US (2007–2009)
• President of the US baby, kids and wound care business and of global innovation development, Johnson & Johnson, US (2005–2007)
• Managing partner, Heller Associates: Ideas for Growth Inc., US (2004–2005)
• CEO, Chung’s Gourmet Foods, US (2003–2004)
• Various managerial positions at Kraft Foods Inc., US (1985–2003)
Mandates
Current:
• Board member, Aramark, US
• Board member and chair of the compensation committee, Dexcom Inc., US
• Board member, Newman’s Own Inc., US
• Member of the advisory board, Kellogg School of Management at Northwestern University, US
• Member of the board of trustees, Northwestern University, US
• Board member, Newman’s Own Foundation, US
• Board member, Shirley Proctor Puller Foundation, US
Past:
• Board member, Integral Ad Science Inc., US (2021–2025)
• Board member, Tech Data Corp., US (2016–2020)
• Board member, ADT Corp., US (2012–2016)
• Board member, Girls Inc., US (2002–2014)
Education
• Master’s degree in marketing and management policy, Kellogg School of Management at Northwestern University, US
• Bachelor’s degree in economics and computer studies, Northwestern University, US
Key skills
• Medicine/healthcare/R&D
• Environmental, social and governance (ESG)
• Data/digital
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management
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
Professional experience
• Attorney-at-law, Daniel Hochstrasser AG, Switzerland (since 2023)
• Attorney-at-law and partner, Bär & Karrer AG, Switzerland (1993–2022)
• Senior partner and Board chair, Bär & Karrer AG, Switzerland (2011–2021)
• Lawyer, District Court of Affoltern, Court of Appeals/Court of Cassation of Zurich, Switzerland (1987–1992)
• In-house lawyer, Staubli SA, France (1986–1987)
Mandates
Current:
• Board chair, Daniel Hochstrasser AG, Switzerland
• Vice president, ICC Court of Arbitration, France
• Member of the Ethics Court, Zurich Bar Association, Switzerland
Past:
• Board member, Finland Arbitration Institute, Finland (2019–2025)
• Board chair, Bär & Karrer AG, Switzerland (2011–2021)
• Member, ICC Court of Arbitration, France (2015–2021)
• Member of the Court, Swiss Arbitration Chambers, Switzerland (2004–2014)
Education
• Master of laws (LL.M.), Cornell Law School, US
• Bar examination, Switzerland
• Licentiatus iuris, University of Zurich, Switzerland
Key skills
• Law/regulatory/risk management

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
Mandates
Current:
• Board chair and chair of the nominating and corporate governance committee, Absci Corporation, US
• Board chair, Castor EDC, Netherlands
• Board member, Affidea Group, Netherlands
• Board chair, Synthesis Health Inc, Canada
Past:
• Member of the steering committee, European Round Table for Industry (ERT), Belgium (2014-2022)
• Vice chair and member of the supervisory board, Philips Lighting, Netherlands (2016–2017)
Education
• Master’s degree in economics and business management, Erasmus University Rotterdam, Netherlands
• Bachelor’s degree in economics, Erasmus University Rotterdam, Netherlands
Key skills
• Medicine/healthcare/R&D
• Environmental, social and governance (ESG)
• Data/digital
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management
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
Mandates
Current:
• Board member, Mobico Group PLC, UK
• Member of the supervisory board and chair of the audit committee, STMicroelectronics NV, Netherlands
• Board member, GAVI Alliance, Switzerland
Past:
• Board member, Indra Sistemas SA, Spain (2020–2022)
• Board member, Merlin Properties Socimi SA, Spain (2015–2017)
Education
• General management program (PDG), IESE Business School, Spain
• Bachelor’s degree in business studies, Complutense University of Madrid, Spain
Key skills
• Environmental, social and governance (ESG)
• Data/digital
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management

Elizabeth McNally, M.D., Ph.D.
Board member since 2025 | Nationality: American | Year of birth: 1961
Elizabeth McNally is a human geneticist and cardiologist with extensive experience as a physician, scientist, professor and senior administrator at leading academic institutions in the US. She qualified as a medical doctor at the Albert Einstein College of Medicine in New York City. Elizabeth McNally is a practicing cardiologist with expertise in cardiovascular genetics, with postgraduate training at the Brigham and Women’s Hospital in Boston. With interests in the genetics of cardiovascular and neuromuscular disorders, she has had research and leadership roles at the University of Chicago and Northwestern University. She is the founder, CEO and a board member of Ikaika Therapeutics.
Professional experience
• Editor-in-chief, Journal of Clinical Investigation (since 2022)
• Director, Center for Genetic Medicine, and professor of genetic medicine, Department of Medicine, Northwestern University, Chicago, IL, US (since 2014)
• Professor, Department of Biochemistry and Molecular Genetics, Feinberg School of Medicine, Northwestern University, Chicago, IL, US (since 2014)
• Professor, University of Chicago, Chicago, IL, US (2006–2014)
• Director, Institute for Cardiovascular Research, University of Chicago, Chicago, IL, US (2005–2014)
• Associate professor, University of Chicago, Chicago, IL, US (2003–2006)
• Assistant professor, University of Chicago, Chicago, IL, US (1996–2003)
• Clinical and research fellow in medicine, Harvard Medical School, Boston, MA, US (1990–1996)
Mandates
Current:
• Board member, Ikaika Therapeutics, US
• Board member, Muscular Dystrophy Association of America, US
Education
• Doctor of medicine, Albert Einstein College of Medicine, US
• Doctorate in microbiology and immunology, Albert Einstein College of Medicine, US
• Bachelor’s degree in biology and philosophy, Columbia University, US
Key skills
• Medicine/healthcare/R&D
• Leadership/management
John D. Young
Board member since 2023 | Nationality: British/American | Year of birth: 1964
A scientist by training, John D. Young has over 35 years of experience in the healthcare industry and brings a wealth of experience in leadership, strategy, business development and commercialization of innovative medicines to the Novartis Board of Directors. He joined Pfizer in 1987 as a sales representative and held positions of increasing seniority across the company, including as a member of Pfizer’s executive leadership team for a decade. As Pfizer’s group president and chief business officer from 2019 until 2022, Mr. Young also played an integral role in the development and delivery of the Pfizer-BioNTech COVID-19 vaccine.
Professional experience
• Senior advisor to the CEO, Pfizer, US (2022)
• Group president and chief business officer, Pfizer, US (2019–2022)
• Group president, innovative health business, Pfizer, US (2018)
• Group president, essential health business, Pfizer, US (2014–2017)
• President and general manager, global primary care business unit, Pfizer, US (2012–2013)
• Regional president, primary care business unit for Europe and Canada, Pfizer, UK (2009–2012)
• Various managerial positions, Pfizer, UK and Australia (1987–2008)
Mandates
Current:
• Board member, Johnson Controls International, Ireland
Past:
• Board member and chair of the compensation committee, Arvinas Inc, US (2022–2025)
• Board member, Imbria Pharmaceuticals, US (2022–2024)
• Board member, Haleon, UK (2022–2023)
• Board member, GSK Consumer Health Joint Venture, UK (2019–2022)
• Board member, Biotechnology Innovation Organization (BIO), US (2018–2021)
• US bio-pharmaceutical representative, UK Government Life Sciences Council, UK (2007–2021)
• Board member, National Committee for US China Relations, US (2014–2017)
• Board member, European Federation of Pharmaceutical Industries and Associations (EFPIA), Belgium (2012–2017)
Education
• Master of business administration, University of Strathclyde, UK
• Bachelor’s degree in biological sciences, University of Glasgow, UK
Key skills
• Medicine/healthcare/R&D
• Leadership/management
• Finance/accounting
• Law/regulatory/risk management
Corporate Secretary
Charlotte Pamer-Wieser, Ph.D.
Honorary Chairman
Daniel Vasella, Ph.D.1
1 Mr. Vasella does not attend Board meetings and is not provided with Board documents.

Self-assessment
The Board and its committees conduct a self-assessment once a year, covering topics around the following areas: responsibility, structure and composition, Board processes and governance; dynamics within the Board (and the committees); interactions with the Executive Committee (or the committees’ key stakeholders); and Board Chair and peer evaluation. This process is conducted every three years by an independent external consultant. The most recent external assessment took place in 2023, carried out by the consulting firm Egon Zehnder.
The 2025 self-assessment was conducted internally:
Questionnaire•Each Board member fills out an anonymous survey. •A report identifying key strengths and challenges is produced for the Board and its committees.Review•Based on the results, the Board Chair and the committee chairs each lead a qualitative review with their colleagues and then with the entire Board.•In addition, the Vice-Chair leads a qualitative review of the Board Chair’s performance, without the Chair being present, and then provides the Board Chair with the Board’s feedback.Outcome•The last self-assessment for 2025 determined that the Board and its committees are functioning effectively and efficiently.•The feedback confirmed that the Board has the right mix of experience, perspectives and skills, with a high level of trust and collaboration among its members, and strong interactive participation during the meetings.•The findings underscored key priorities, including advancing the Novartis strategy with a strong emphasis on artificial intelligence and driving continuous innovation and reinforcing the product pipeline, while also navigating the challenges posed by the dynamic global landscape particularly in relation to US and China.
Training
The Board receives regular briefings and training on ethics, risks and compliance, ESG, and other relevant topics. In 2025, each Board member completed the following internal trainings:
• “Code of Ethics”, emphasizing the importance of both speaking up and listening up to foster an ethical workplace culture
• “Doing Business Ethically”, addressing external partner risk management
• “Conflict of Interest”, covering how to identify, avoid, and address conflicts of interest by fostering an open environment for disclosure and discussion
• “Fit to Commit”, aimed at strengthening the ability to recognize and respond to ethical challenges, with a focus on fair competition, insider trading, conflicts of interest, and adverse event reporting
• “Data and Technology Curriculum”, to enhance competencies in ethical and responsible data handling, covering good data citizenship, data privacy and AI, and the secure use of technology
In addition, the Company offers a broad range of external education programs to Board members, and external speakers are regularly invited to present to the Board to provide additional coverage of specific topics. In 2025, external speakers covered a wide range of topics, including persectives on pharmaceutical markets, a focus on select local markets, and the role of universities in innovation.
Further, the Chief Legal and Compliance Officer also provides regular updates to the Board members on developments related to insider trading laws and regulations and briefs members of the Board and the Executive Committee on an annual basis on their respective duties.
Role of the Board and its committees
The Board is responsible for the overall direction and oversight of management, and holds the ultimate decision-making authority, with the exception of decisions reserved for shareholders. Board members are expected to commit the time and effort required to fulfil all their Board and committee responsibilities.
The Board has delegated certain duties and responsibilities to its five committees, led by a Board-elected committee chair, as set out in the Board Regulations (www.novartis.com/investors/company-overview/corporate-governance). In some cases, these responsibilities are of an advisory or preparatory nature. In other cases, the committee has decision-making power that is subject to final Board approval, or the responsibilities have been fully delegated to the committee. All committees have the authority to retain external consultants.
Any Board member may request a Board or committee meeting and the inclusion of an agenda item. Before meetings, Board members receive materials to help them prepare for the discussions and to inform decision-making.
Given the maturity and rigor of the Enterprise Risk Management (ERM) processes, the Board has decided to dissolve the Risk Committee with effect from the 2026 AGM. The Board will annually review and verify the effectiveness of the ERM program and will focus on the periodic review of strategic risks.

Attendance at Board and board committee meetings in 2025
Name	Position	Board	Audit and Compliance Committee	Compensation Committee	Governance, Sustainability and Nomination Committee	Risk Committee	Science & Technology Committee

G. Caforio [1]	Board Chair	10/10

S. Moroney	Vice-Chair	12/12		5/5			5/5

P. Bula	Lead Independent Director	12/12		5/5	3/3

N. Andrews	Member	11/12				3/3	5/5

T. Buechner	Member	12/12	7/7			3/3

E. Doherty	Member	11/12	7/7			3/3

B. Heller	Member	10/12	6/7	5/5	3/3

D. Hochstrasser	Member	12/12	7/7		3/3

F. van Houten	Member	12/12	7/7		3/3		5/5

E. McNally [1]	Member	9/10					5/5

A. de Pro Gonzalo	Member	11/12	7/7			2/3

J. Young [2]	Member	12/12		4/4		3/3	5/5

[1] Mr. Caforio and Ms. McNally were elected at the 2025 AGM
[2] Mr. Young was elected as member of the Compensation Committee at the 2025 AGM
Further details can be found on pages 116 to 121.

Board of Directors
Primary responsibilities
• Strategy: decides on the ultimate direction of the Company’s business (including portfolio, markets, acquisitions and divestments), considering also ESG strategy
• Structure and organization: determines major changes in the Group’s structure and organization
• Culture: oversees the strategy and implementation of the corporate culture
• Ethics and compliance: oversees the Company’s ethics and compliance framework, including the approval of fundamental corporate policies such as the Novartis Code of Ethics
• Risk management: oversees the Company’s risk management system, the most significant risks, and how these risks are managed
• Finance: determines the principles of accounting, financial controlling and financial planning; and reviews and prepares the Annual Report (including the Compensation Report)
• Non-financial reporting: prepares the Company’s annual reporting on non-financial matters
• People and organization: nominates or appoints, removes, and determines responsibilities of key persons, and oversees succession planning
Key activities in 2025
• Oversaw the Company’s strategy to deliver high-value medicines that alleviate society’s greatest disease burdens through technology leadership in R&D and novel access approaches
• Reviewed strategic considerations around mergers and acquisitions (including the acquisitions of Regulus Therapeutics, Tourmaline Bio, and Avidity Biosciences), and the Company’s larger strategic moves to drive sustainable growth
• Regularly reviewed the Company’s overall performance
• Discussed and assessed the geopolitical situation and associated risks and opportunities, with a particular focus on the impact of the new administration in the US (including tariffs and pricing policies)
• Discussed the strategy and performance updates of the organizational units US and International
• Reviewed the strategy, performance and ambition for the key Asian markets of China and Japan
• Reviewed the research and development/production/commercialization continuum execution and the priorities of the different therapeutic areas
• Discussed the Company’s ESG strategy, plans and developments, including updates on non-financial disclosure regulations and the non-financial reporting governance of the Company
• Reviewed the development of the talent pipeline in the context of strengthening the Company’s foundations and leadership bench
• Discussed longer-term succession planning and appointed the successor of the Company’s CFO
• Discussed and reviewed the annual Board self-evaluation
• Participated with the ECN in town halls for Novartis employees in different locations around the world
Meetings
Number of meetings held
12
Number of members
12
Approximate average duration (hours)
4:55
Meeting attendance
96%
The Board met 12 times in 2025. Regular meetings were held in January, April, June, August, October and December, with special meetings called to deal with ad hoc matters. Board committees typically meet the day before the meeting of the full Board. The Board held virtual, hybrid and physical meetings, with participants joining in person whenever possible.
G. Caforio (Board Chair)1
10
S. Moroney (Vice-Chair)
12
P. Bula (Lead Independent Director)
12
N. Andrews
11
T. Buechner
12
E. Doherty
11
B. Heller
10
D. Hochstrasser
12
F. van Houten
12
E. McNally1
9
A. de Pro Gonzalo
11
J. Young
12
Documents
• Articles of Incorporation of Novartis AG
• Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
1 Mr. Caforio and Ms. McNally were elected at the 2025 AGM. 10 Board meetings were held following their election.

Audit and Compliance Committee
Primary responsibilities
• Supervises the external auditor, and selects and nominates the external auditor for election by the shareholders (FD)**
• Oversees Internal Audit (FD)**
• Oversees accounting policies, financial controls, and compliance with accounting and internal control standards (FD)**, and in coordination with the Risk Committee oversees the Group’s financial risks (FBA)***
• Approves financial statements for the first three quarters of each calendar year and the corresponding financial results media releases (FD)**, and reviews the annual financial statements and the corresponding financial results media releases (FBA)***
• Reviews the non-financial data contained in the Group’s annual reporting (FBA)***
• Oversees compliance with laws, regulations and internal policies related to its subject matter expertise (FD)**
• Reviews updates with regards to Quality Assurance and patient safety twice a year and Health Safety & Environment once a year (FD)**
• Reviews updates from the SpeakUp Office twice a year (FD)**
• Reviews the Group’s tax policy every two years (FD)**
• Reviews updates in closed sessions with the Chief Financial Officer, Chief Audit Officer, and external auditor (FD)**
Key activities in 2025
• Reviewed accounting and financial reporting, focusing on areas involving significant risk or judgment
• Reviewed non-financial reporting and received an update on the Company’s approach to non-financial reporting and assurance, in a joint session held with the GSNC
• Received an update on the use of artificial intelligence at Novartis and related compliance matters
• Liaised with the Risk Committee to ensure adequate oversight of the Company’s key transformation projects (Enterprise Data Governance and Management, and the Lean Digital Core (LDC) program)
• Monitored progress on the internal control process
• Discussed an update on recent developments in tax
• Evaluated the performance of the external auditor of Novartis (KPMG) during 2025
• Reviewed and assessed the adequacy of the Company’s internal control framework
• Received reports and updates from Internal Audit; Quality; Ethics, Risk & Compliance; the SpeakUp Office; Health, Safety & Environment; and Legal (legal enforcement landscape) and discussed progress on identifying and remedying the root causes of any associated issues.
Meetings
Number of meetings held
7
Number of members
6
Approximate average duration (hours)
2:05
Meeting attendance
98%
E. Doherty (Chair, Audit Committee Financial Expert)
7
T. Buechner
7
B. Heller
6
D. Hochstrasser
7
F. van Houten
7
A. de Pro Gonzalo (Audit Committee Financial Expert)
7
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Compensation Committee
Primary responsibilities
• Designs, reviews and recommends compensation policies and programs to the Board (FBA)***
• Advises the Board on the compensation of Board members and the CEO (A/P)*
• Determines the compensation of Executive Committee members (FD)**
• Prepares the Compensation Report and the Say-on-Pay brochure, and submits them to the Board for approval (FBA)***
Key activities in 2025
• Made decisions relating to Executive Committee and wider employee compensation during the year
• Determined the critical performance measures (including financial, strategic, operational, innovation and ESG/Human Capital) to be considered in Executive incentive plan targets
• Assessed the achievement of incentive plan targets for Executive Committee members
• Reviewed shareholder and proxy advisor feedback related to Novartis compensation practices and disclosures, in addition to those of peer companies
• Reviewed disclosures in the Novartis Compensation Report
• Proposed appropriate peer companies for comparisons of board and executive committee compensation, and assessed the Company’s level of compensation against the peer group
• Reviewed incentive plan rules to secure pay-for-performance alignment while preserving market competitiveness
• Reflected on the effectiveness of the Company’s compensation programs, ensuring they support the Company’s evolution and strategic objectives
Meetings
Number of meetings held
5
Number of members
5
Approximate average duration (hours)
2:05
Meeting attendance
100%
S. Moroney (Chair)
5
P. Bula
5
B. Heller
5
J. Young1
4
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval
1 Mr. Young was elected as member of the Compensation Committee at the 2025 AGM and has attended all meetings of the Compensation Committee following his election.

Governance, Sustainability and Nomination Committee
Primary responsibilities
• Oversees the Company’s strategy, governance and progress on sustainability, including access to products and services, environmental sustainability (including matters related to climate and nature), people management, and other material ESG matters (FBA)***
• Recommends corporate governance best practices to the Board (FBA)***
• Reviews the Articles of Incorporation and Board Regulations on a periodic basis (FD)**
• Reviews the composition and size of the Board and its committees as well as the skills matrix on a regular basis (FBA)***
• Identifies new Board member candidates and recommends to the Board whether existing Board members should stand for re-election (FBA)***
• Prepares and reviews succession plans for the Board Chair, the Vice-Chair, the Lead Independent Director, Board members, committee members and chairs, and the CEO (FBA)***
• Reviews the independence of each Board member on an annual basis (FBA)***
• Reviews directorships and agreements of Board members for conflicts of interest, and deals with any such conflicts of interest (FBA)***
Key activities in 2025
• Evaluated the results of the 2025 AGM, in addition to investor and analyst feedback from ESG and Governance roadshows held during 2025
• Received an update on recent developments in corporate governance
• Reviewed Board member independence
• Received an update on human capital management focused on leadership development, the Company culture and workforce health, and the digital transformation, including the impact of artificial intelligence
• Reviewed the Access to Medicines Program
• Received an update on environmental sustainability, including an update on performance against targets, and ESG disclosure regulations
• Received regular updates on the ESG Scorecard to track progress against the sustainability targets for Innovation & Access, Human Capital Management, Environmental Sustainability and Ethical Standards; reviewed the 2026 ESG targets
• Received an update on Novartis Global Health programs and pipeline
• Reviewed the Company’s performance to date, upcoming regulatory developments, and future Novartis targets on gender balance, equal pay, and pay transparency
• Discussed the composition of, and the succession for, the Board and its committees on a regular basis
• Discussed the size of the Board, composition, diversity, skills matrix and committee structure
Meetings
Number of meetings held
3
Number of members
4
Approximate average duration (hours)
1:35
Meeting attendance
100%
P. Bula (Chair)
3
B. Heller
3
D. Hochstrasser
3
F. van Houten
3
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Risk Committee
Primary responsibilities
• Oversees the risk management system and processes (FBA)***
• Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management (FBA)***
• Performs deep dives into key risk areas and fosters a culture of smart risk-taking (FBA)***
• Reviews updates on cyber security on an annual basis (FD)**
• Reviews regular updates from designated risk owners as well as the Chief Legal and Compliance Officer and/or the Head of Corporate Ethics, Risks & Compliance (FD)**
Key activities in 2025
• Received updates on Enterprise Risk Management mitigation measures and results
• Discussed the outcome of the Risk Intelligence Forum 2025 and emergency and crisis management
• Received updates and closely monitored the implementation of strategic technology programs, with a particular focus on the Lean Digital Core (LDC) program, in alignment with the Audit and Compliance Committee
• Received a deep-dive update on cyber security, including the underlying IT resilience framework
• Received an update on external partner risk management — including new regulations — with a focus on acquisitions and animal welfare
Meetings
Number of meetings held
3
Number of members
5
Approximate average duration (hours)
1:15
Meeting attendance
93%
T. Buechner (Chair)
3
N. Andrews
3
E. Doherty
3
A. de Pro Gonzalo
2
J. Young
3
Documents
• Board Committees Charter, Appendix I to the Board Regulations
www.novartis.com/investors/company-overview/corporate-governance
* A/P = advisory or preparatory task
** FD = fully delegated task
*** FBA = task subject to final Board approval

Science & Technology Committee
Primary responsibilities
• Monitors emerging scientific, data-related, technological and research trends and issues, and presents recommendations to the Board (FBA)***
• Assists the Board with setting the Company’s strategy for science, data, technology and research (A/P)*
• Assists the Board with oversight and evaluation of the performance of the scientific, technological and research teams within the Company in support of the Company’s strategy (FBA)***
• Reviews key portfolio developments by T/A, key research activities, and R&D performance against industry benchmarks (A/P)*
• Reviews of progress against Research & Development goals.  (FD)**
• Reviews other matters in relation to science, data, technology and research that the committee may, at its own discretion, deem desirable in connection with its responsibilities (A/P)*
Key activities in 2025
• Reviewed the preclinical and early clinical portfolio strategy of the disease areas Global Health, Immunology, Aging and Regenerative Medicine (DARe), and Neuroscience
• Reviewed AI use case on “New Target Identification”, “Driving Translation through Data Science and AI”, “Present and Future of AI Augmented Chemistry”, and “AI/ML in Biologics”
• Provided guidance to Merger & Acquisition (M&A) and Business Development & Licensing (BD&L) teams on scientific aspects of key deals
• Reviewed portfolio updates from the Biomedical Research and Development organizational unit; and reviewed an update on the external landscape by the Strategy & Growth global function
• Reviewed R&D performance metrics — including benchmarking — and the Biomedical Research and Development organizational units’ plans to enhance performance
Meetings
Number of meetings held
5
Number of members
5
Approximate average duration (hours)
3:40
Meeting attendance
100%
J. Young (Chair)
5
N. Andrews
5
F. van Houten
5
E. McNally
5
S. Moroney
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
** FD = fully delegated task
*** FBA = task subject to final Board approval

Board Chair
The Board Chair leads the Board to represent the interests of all stakeholders and ensures an appropriate balance of power between the Board and the Executive Committee. In this role, the Board Chair:
• Provides leadership to the Board
• Supports and mentors the CEO
• Ensures that the Board and its committees work effectively
• Sets the agenda, style and tone of Board discussions, promoting constructive dialogue and effective decision-making
• Ensures onboarding programs for new Board members and continuous education for and specialization of all Board members
• Ensures the Board’s annual performance evaluation
• Promotes effective relationships and communication between Board and Executive Committee members
• Ensures effective communication with the Company’s shareholders, other stakeholders and the public
Vice-Chair and Lead Independent Director
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
The Board appointed Simon Moroney as Vice-Chair and Patrice Bula as Lead Independent Director, with both roles effective as of March 4, 2022.
The Board has decided that as from the 2026 AGM, Simon Moroney will assume both roles as Vice-Chair and Lead Independent Director.
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

Executive Committee

Composition (as at December 31, 2025)Vasant (Vas) NarasimhanChief Executive OfficerShreeram AradhyePresident, Development,& Chief Medical OfficerVictor BultoPresident, USAharon (Ronny) GalChief Strategy & Growth OfficerKaren L. HaleChief Legal and Compliance OfficerPatrick HorberPresident, InternationalHarry KirschChief Financial OfficerRob KowalskiChief People & Organization OfficerSteffen LangPresident, OperationsFiona H. MarshallPresident, BiomedicalResearch
Changes to the Executive Committee
Klaus Moosmayer stepped down from his role as Chief Ethics Risk & Compliance Officer, effective March 31, 2025, having been in the position since 2018. Karen Hale was appointed to the expanded role of Chief Legal and Compliance Officer, effective April 14, 2025. The biography of Klaus Moosmayer can be found in the 2024 Annual Report (page 126), available at www.novartis.com/news/media-library/novartis-annual-report-2024.
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
Chief Executive Officer
With the support of the Executive Committee, the CEO is responsible for the operational management of Novartis. These responsibilities include effectively implementing the Company strategy, delivering financial results, and shaping a corporate culture of empowerment and responsibility to help drive innovation, improve performance and enhance reputation.
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

Diversity
The composition of the Executive Committee of Novartis as at December 31, 2025, in terms of nationality, gender, age and length of tenure, is shown in the following charts:
Diversity profileNationality1WAmerican45%WSwiss20%WGerman10%WBritish10%WSpanish10%WIsraeli5%GenderWMale80%WFemale20%AgeW<450%W45–5020%W>5080%TenureW<2 y0%W2–4 y70%W>4 y30%1 Three Executive Committee members have dual nationalities. Each of these nationalities is counted as a half in the above chart.
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
President, Development, and Chief Medical Officer since 2022 | Nationality: American | Year of birth: 1962
Professional experience
• Executive vice president & chief medical officer, Dicerna Pharmaceuticals, US (2020–2022)
• Executive vice president & chief development officer, Axcella Health, US (2019–2020)
• Global Head, Medical Affairs and Chief Medical Officer, Pharmaceuticals, Novartis, US & Switzerland (2017–2019)
• Global Head, Development Franchise, Neuroscience, and US Head, Development, Novartis, US & Switzerland (2013–2017)
• Executive Global Program Head, Multiple Sclerosis, Novartis, Switzerland (2012–2013)
• Head, Global Development India, Novartis, India (2011–2012)
• Head, Global Clinical Development & Medical Affairs, Biosimilars, Sandoz, Germany (2009–2011)
• Positions of increasing responsibility at Novartis (1999–2009)
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
President, US since 2022 | Nationality: Spanish | Year of birth: 1978
Professional experience
• President, Novartis Pharmaceuticals Corporation, US (2019–2022)
• Vice President & Head Immunology & Dermatology Franchise, Novartis US (2017–2019)
• Vice President & Head US Alcon Pharmaceuticals, US (2016–2017)
• Head Neuroscience Franchise, Region Europe, Novartis, Switzerland (2013–2016)
• Business Franchise Head Neuroscience, Novartis, Spain (2012–2013)
• Business Franchise Head Neuroscience/MS, Respiratory, Osteoarticular, Spain, Novartis (2010–2012)
• Marketing Head Respiratory, Osteoarticular, Novartis, Spain (2009–2010)
Mandates
Current:
• Board member, Labcorp, US
• Board member, Biotechnology Innovation Organization (BIO), US
• Board member, Advisory Board of the Leonard D. Schaeffer Center for Health Policy & Economics, US
Education
• Master of business administration, ESADE Business School, Spain
• Master’s degree in health economics and pharmacoeconomics, Pompeu Fabra University Spain
• Master’s degree in chemical engineering, Ramon Llull University, Spain
• Bachelor’s degree in chemistry, Ramon Llull University, Spain

Aharon (Ronny) Gal, Ph.D.
Chief Strategy & Growth Officer since 2022 | Nationality: Israeli/American | Year of birth: 1966
Professional experience
• Senior analyst, US biopharmaceutical, Sanford Bernstein, US (2020–2022)
• Senior analyst, US specialty pharmaceuticals and Biotech, Sanford Bernstein, US (2016–2020)
• Senior analyst, US specialty pharmaceuticals and EU mid–cap pharmaceuticals, Sanford Bernstein, US, UK (2013–2016)
• Senior analyst, US specialty pharmaceuticals, Sanford Bernstein, US (2004–2013)
• Vice president, Canon US Life Sciences, US (2003–2004)
• Consultant, team leader, manager, The Boston Consulting Group, Inc., US, Singapore, China (1996–2002)
Education
• Ph.D. in biochemistry, Massachusetts Institute of Technology, US
• B.Sc. in chemistry, Emory University, US
Karen L. Hale
Chief Legal and Compliance Officer since April 14, 2025 | Nationality: American | Year of birth: 1968
Professional experience
• Chief Legal Officer of Novartis AG (2021–April 2025)
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
President, International since 2023 | Nationality: Swiss | Year of birth: 1970
Professional experience
• Senior vice president, AbbVie, president Immunology, AbbVie, US (July 2023–September 2023)
• President, US commercial operations, Immunology, AbbVie, US (2020–2023)
• Vice president and head of global marketing and commercial operations, AbbVie, US (2019–2020)
• Vice president and managing director, AbbVie, Germany (2015–2019)
• Managing director, AbbVie, Switzerland (2013–2015)
• Managing director, Abbott, Switzerland (2012–2012)
• Leadership roles at headquarters and country operations, Roche (2005–2012)
Mandates
Current:
• Board member and vice–chair of the patient access committee, European Federation of Pharmaceutical Industries and Associations (EFPIA)
• Board member, economiesuisse
Past:
• Board member and chair of the strategy and politics committee, Verband Forschender Arzneimittelhersteller, Germany (2016–2019)
• Interpharma, the association of Switzerland’s research–based pharmaceutical industry
– Chair of the executive committee (2015–2015)
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
Chief Financial Officer since 2013 | Nationality: German/Swiss | Year of birth: 1965
Professional experience
• Chief Financial Officer Pharmaceuticals Division, Novartis Pharma AG, Switzerland (2010–2013)
• Chief Financial Officer of Pharma Europe, Novartis Pharma AG, Switzerland (2008–2010)
• Head of Business Planning & Analysis for the Pharmaceuticals Division, Novartis Pharma AG, Switzerland (2005–2008)
• Head Finance Global Primary Care, Novartis Pharma AG, Switzerland (2003–2005)
• Finance positions at Procter & Gamble (1991–2003)
Mandates
Past:
• Represented Novartis on the board of GlaxoSmithKline Consumer Healthcare Holdings Ltd. (2015–2018)
Education
• Diploma degree in industrial engineering and economics (Diplom–Wirtschaftsingenieur), University of Karlsruhe, Germany

Rob Kowalski
Chief People & Organization Officer since 2021 | Nationality: American | Year of birth: 1968
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
• Previously held regulatory leadership roles at Schering–Plough Corporation (now Merck) and Pharmacia Corporation (now Pfizer)
Mandates
Past:
• Advisory board member, Industry Pharmacists Organization, US (2015–2024)
Education
• Doctor of pharmacy, University of Wisconsin–Madison, US
• Bachelor’s degree in pharmaceutical sciences, University of Wisconsin–Madison, US
Steffen Lang, Ph.D.
President, Operations since 2022 | Nationality: German/Swiss | Year of birth: 1967
Professional experience
• Global Head of Novartis Technical Operations (2017–2022)
• Global Head of Biologics Technical Development and Manufacturing, Novartis Technical Operations, Switzerland (2015–2017)
• Global Head of Technical Research and Development, Novartis Pharmaceuticals, Switzerland (2009–2015)
• Joined Novartis in 1994 as Head of Laboratory in Research, and over the years held positions of increasing responsibility within Pharmaceuticals Development
Mandates
Current:
• Board member, Bachem Holding AG, Switzerland
Education
• Doctorate in pharmaceutical technology, Swiss Federal Institute of Technology, Switzerland
• Master’s degree in pharmaceutical sciences, University of Heidelberg, Germany
Fiona H. Marshall, Ph.D.
President, Biomedical Research since 2022 | Nationality: British | Year of birth: 1964
Professional experience
• Senior vice president, head of discovery, preclinical and translational medicine, Merck & Co., US, (2021–2022)
• Vice president, global head of neuroscience, Merck & Co., US (2019–2021)
• Vice president, head of UK discovery research, Merck & Co., UK (2018–2019)
• Executive vice president and chief scientific officer, Sosei Heptares, UK (2015–2018)
• Chief scientific officer and founder, Heptares Therapeutics, UK (2006–2018)
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
Information from senior management
The Board ensures that it receives timely and comprehensive information from the Executive Committee through:
• Monthly CEO reporting (encompassing progress against company targets, including financial results) and frequent communications from the CEO on current developments
• Executive Committee meeting minutes
• Regular meetings and teleconferences by the Board and/or Board committees with the CEO and/or other members of the Executive Committee (e.g., the CFO and the Chief Legal and Compliance Officer), and regular meetings and teleconferences with senior management (e.g., the Chief Audit Officer)
• Information from Executive Committee members or other Novartis employees, and visits to Novartis sites
To obtain an outside view, the Board and/or Board committees occasionally invite external advisors (e.g., the independent advisor of the Compensation Committee and the external auditor) to attend a meeting and/or share their observations about a specific topic.
Monthly financial reports
Novartis produces comprehensive, consolidated (unaudited) financial statements on a monthly basis for the Company. These are typically available no more than 10 days after the end of the month, and include the following:
• Consolidated income statement of the month and year to date, prepared in accordance with IFRS Accounting Standards, as well as adjustments to arrive at core results that are not aligned with IFRS measures, as defined by Novartis (see “Item 5. Operating and Financial Review and Prospects—Item 5.A Operating results—Non-IFRS measures as defined by Novartis”). Figures prepared in accordance with IFRS Accounting Standards, together with core figures that are not aligned with IFRS measures, are compared with the prior-year period and targets, both in USD and on a constant currency basis.
• Supplementary data on a monthly and year-to-date basis, such as free cash flow and earnings per share on a USD basis.
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

Risk management
Overview
At Novartis, our continued success depends on our ability to manage risk. The Board has ultimate oversight of the Enterprise Risk Management (ERM) system and regularly reviews the most significant risks and how these are managed. As outlined below, the Board is supported by its committees. Furthermore, our Internal Audit function provides an independent evaluation of risk management (see “—Item 6.C Board practices—Information and control systems—Internal Audit”).
Board committees
Risk committee
• Oversees the risk management system and processes
• Reviews, together with management, the prioritization and handling of risks, the risk portfolio, and actions implemented by management
• Performs deep dives into key risk areas and fosters a culture of smart risk-taking
• Receives annual updates on cyber security
• Receives regular updates from designated risk owners as well as the Chief Legal and Compliance Officer and/or the Head of Corporate Ethics, Risk & Compliance
Audit and compliance committee
• Ensures that Internal Audit plans are aligned with key risks, and that the function provides independent assurance and insights around these risks
• Works closely with the Risk Committee to minimize gaps in risk coverage
• Receives a semiannual presentation from the Chief Legal and Compliance Officer
• Receives a quarterly presentation from the Chief Audit Officer on progress achieved in implementing the risk-based audit plan, and key insights about audit and advisory activities
• Pays particular attention to financial risk
• Has closed sessions with the Chief Audit Officer and, upon request, with the Chief Legal and Compliance Officer
Compensation committee
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
The Ethics, Risk & Compliance (ERC) function provides an integrated ERM framework to obtain a holistic view of Company risks and drive a culture of smart risk-taking. Under the leadership of the Chief Legal and Compliance Officer, the Corporate ERC team is responsible for the overall ERM process, which is a fundamental pillar of our Integrated Assurance. This process covers, but is not limited to, risks associated with:
• The research, development, manufacturing, marketing and sales of products
• Finance, taxes, compliance with law and regulations, security, product safety, technology, human resources, and health, safety and environmental protection
• Business objectives and strategies, including mergers and acquisitions
• External factors (e.g., risk amplifiers) such as the social, political and economic environment
The ERM process continued to evolve in 2025. The Corporate ERC team conducted risk workshops and collaborated with all risk assurance and monitoring functions to identify key risks across the Company. Each Novartis unit organized a focused risk workshop that included leadership team members. In parallel, risk workshops were held in leading countries by revenue and in certain focus markets. Once key risks were identified, mitigation action plans were created to address them in an effective way. The findings from these workshops were consolidated into the Novartis Risk Radar, which enables senior management, the Executive Committee and the Board to focus discussions on key risks and to more closely align our corporate strategy with our risk exposure and our ways of working.
In 2025, the Corporate ERC team further developed the ERM framework within the Novartis Corporate ERC organization. We developed additional risk management training and held the risk intelligence forum — an event that brought together internal and external speakers to address emerging trends and threats. As a result, greater emphasis is now placed on anticipating risks and preparing for key scenarios over the next 5 to 10 years.
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
The Chief Audit Officer (CAO) reports administratively to the CEO and functionally to the Chair of the Audit and Compliance Committee (ACC). The CAO meets with the ACC at least quarterly, and reaffirms the organizational independence of the Internal Audit function to the ACC annually.
In 2025, Internal Audit executed a risk-based audit plan, with results reported to audited units, the Executive Committee, and the ACC. Audit findings and action plans are centralized to ensure efficient follow-up. To the right is a summary of the audits and advisory activities conducted in 2025, along with key methodology steps for managing the Internal Audit cycle.
2025 Internal Audit Activitiesaudits 59advisories15Internal Audit cycle methodology includes:Discovery (planning): Ongoing monitoring and information gathering through continuous risk assessments, utilizing business interviews, and biannual calibration of the audit plan. The plan is reviewed and approved by the ACC every six months.Execution and Reporting: 74 engagements delivered in 2025, all linked to group risks, emerging topics and company-wide initiatives.Follow Up: Management is responsible for resolving issues, supported by Internal Audit to ensure timely closure of high-risk observations.

Auditors

Duration of the mandate and terms of office
On behalf of the Board, the ACC selects and nominates an independent auditor for election at the AGM. KPMG commenced its auditing mandate for Novartis in 2022. Heidi Broom-Hirst began serving as the global audit partner in 2023 and assumed the role of auditor in charge in 2025. Malcolm Dahn, global lead partner, began serving in his role in 2025. The ACC together with KPMG will ensure that these partners are rotated at least every five years.
Auditing fees and additional fees
The ACC monitors and preapproves the fees paid to the external auditor for all audit and non-audit services. It has approved a policy with clear guidelines on the engagement of the independent auditor firm. This policy is designed to help ensure that the independence of the external auditor is maintained. It limits the scope of services that the external auditor may provide to the Company, stipulating certain permissible types of audit-related and non-audit services, including tax services and other services that have been preapproved by the ACC. The ACC preapproves all other services on a case-by-case basis.
The external auditor is required to report periodically to the ACC about the scope of the services it has provided to the Company and the fees for the services it has performed to date. KPMG fees for professional services related to the 12-month periods ended December 31, 2025, and December 31, 2024, are as follows:
	2025 USD million	2024 USD million

Audit services	28.3	25.3

Audit-related services	2.8	1.9

Tax services	0.1	0.1

Other services	0.0	0.0

Total	31.2	27.3

Audit services include work performed to issue opinions on consolidated financial statements and parent company financial statements of Novartis AG, to issue opinions related to the effectiveness of the Company’s internal control over financial reporting, and to issue reports on local statutory financial statements. Also included are audit services that can generally only be provided by the statutory auditor, such as the audits of the Compensation Report, special purpose financial statement in connection with divestment transactions, issuance of comfort letters; and reviews of quarterly financial results.
Audit-related services include other assurance services provided by the independent auditor but not restricted to those that can only be provided by the statutory auditor. They include services such as: limited assurance on selected sustainability information in the Novartis Report on Nonfinancial Matters, audits of pension and other employee benefit plans; audit services in connection with non-recurring transactions; assurance of the Compensation Report of Novartis, IT system implementation procedures; and other audit-related services.
Tax services include tax compliance and assistance with historical tax matters.
Other services include license fees for use of accounting and other reporting guidance databases and, in 2024, additional procedures related to training on emerging topics and benchmarking studies.
Information to the Board and the ACC
The ACC, acting on behalf of the Board, is responsible for overseeing the activities of the external auditor. In 2025, this committee held seven meetings. KPMG was invited to all of these meetings to attend the discussions on auditing matters and any other matters relevant to its audit.
The ACC recommended to the Board to approve the audited consolidated financial statements and the separate parent company financial statements of Novartis AG for the year ended December 31, 2025. The Board proposed the acceptance of these financial statements for approval by the shareholders at the next AGM.
The ACC regularly evaluates the performance of the external auditor and, based on this, once a year determines whether the external auditor should be proposed to the shareholders for re-election. To assess the performance of the external auditor, the ACC requests input from management and holds private meetings with the CFO and the Chief Audit Officer, and — if necessary — obtains an independent external assessment. Criteria applied for the performance assessment of the external auditor include an evaluation of: its technical and operational competence; its independence and objectivity; the adequacy of the resources it has employed; its focus on areas of significant risk to Novartis; its willingness to probe and challenge; its ability to provide effective, practical recommendations; and the openness and effectiveness of its communications and coordination with the ACC, the Internal Audit function and management.
On an annual basis, the auditor in charge and the global lead partner report to the Board on the external auditor’s activities during the current year, and on the audit plan for the coming year.
Also on an annual basis, the external auditor provides the ACC with written disclosures required by the US Public Company Accounting Oversight Board, and the committee and the external auditor discuss the external auditor’s independence from Novartis.

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
Novartis publishes press releases related to financial results and material events to the US Securities and Exchange Commission (SEC) via Form 6-K. An archive containing annual reports, US SEC Form 20-F, quarterly results releases and all related materials — including presentations and conference call webcasts — is available at www.novartis.com/investors.
Novartis also publishes the Report on Nonfinancial Matters, available at www.novartis.com/reportinghub, which provides an overview of how we manage different nonfinancial matters. The Report on Nonfinancial Matters is prepared in accordance with Art. 964a et seq of the Swiss Code of Obligations, and with reference to the standards issued by the Global Reporting Initiative (GRI).
The information on Board and Executive Committee compensation is outlined in the Compensation Report (see “—Item 6.B Compensation” in general, and for certain compensation information with respect to the Board that is responsive to Item 6.C.2 of Form 20-F, see “—Item 6.B Compensation—Board compensation philosophy and fee structure—Philosophy and benchmarking”). Please also refer to articles 29-35 of the Articles of Incorporation (www.novartis.com/investors/company-overview/corporate-governance). No change-of-control or ‘golden parachute’ clauses benefit Board members, Executive Committee members, or other members of senior management. Employment contracts with Executive Committee members are either for a fixed term not exceeding one year or for an indefinite period with a notice period not exceeding 12 months, and do not contain commissions for the acquisition or transfer of enterprises or severance payments. No loans or credits are granted to Board and Executive Committee members.
Information contained in reports and releases issued by Novartis is only correct and accurate at the time of release. Novartis does not update past releases to reflect subsequent events, and advises against relying on them for current information.
Investor Relations
The Novartis Investor Relations team manages the Company’s interactions with the international financial community. A number of events are held every year to provide institutional investors and analysts with the opportunity to learn more about Novartis.
The Investor Relations team is based at the Company’s headquarters in Basel, with part of the team located in the US to coordinate communications with US investors. More information is available at www.novartis.com/investors.
Website information
Topic	Information

Share capital	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance Novartis key share data www.novartis.com/investors/share-data-analysis

Shareholder rights	Articles of Incorporation of Novartis AG www.novartis.com/investors/company-overview/corporate-governance

Annual General Meeting of Shareholders	Annual General Meeting of Shareholders www.novartis.com/investors/shareholder-information/annual-general-meeting

Board Regulations	Board Regulations www.novartis.com/investors/company-overview/corporate-governance

Ethical Conduct Requirements	Ethical Conduct Requirements for CEO, ECN and Senior Financial Officers of Novartis www.novartis.com/investors/company-overview/corporate-governance

Novartis Report on Nonfinancial Matters	Novartis Report on Nonfinancial Matters www.novartis.com/reportinghub

Novartis Annual Report and Form 20-F	Novartis Annual Report and Form 20-F www.novartis.com/reportinghub

Novartis financial data	Novartis financial data www.novartis.com/investors/financial-data

Press releases	Press releases www.novartis.com/news/news-archive?type=media_release Email service www.novartis.com/news/stay-up-to-date

Additional information (including event calendar, registered office, contact and email addresses, phone numbers, etc.)	Novartis Investor Relations www.novartis.com/investors

The information on our website is not, and shall not be deemed to be, a part of this Annual Report or incorporated herein.

Quiet periods

According to our Global Insider Policy, employees who have access to material non-public information on a regular basis are designated as Continuing Insiders and are banned from trading in Novartis securities during quiet periods. Limited exemptions apply for the expiry of options or warrants within a quiet period. Our quarterly quiet periods commence on the first trading day of each calendar quarter and end at the beginning of the first trading day after the subsequent release of the quarterly and/or annual results.
In 2025, the following quiet periods applied:
• January 1, 2025, until (and including) January 31, 2025
• April 1, 2025, until (and including) April 29, 2025
• July 1, 2025, until (and including) July 17, 2025
• October 1, 2025, until (and including) October 28, 2025

6.D Employees

The table below sets forth the breakdown of the total year-end number of our full-time equivalent employees by main category of activity and geographic area for the past three years.
As of December 31, 2025 (full-time equivalents)	Marketing and sales	Research and development	Production and supply	General and administration	Total

USA	4 845	5 302	1 479	930	12 556

Canada and Latin America	1 970	475	403	1 085	3 933

Europe	7 709	9 252	12 000	5 112	34 073

Asia/Africa/Australasia	12 764	4 986	2 605	4 350	24 705

Total	27 288	20 015	16 487	11 477	75 267

As of December 31, 2024 (full-time equivalents)[1]	Marketing and sales	Research and development	Production and supply	General and administration	Total

USA	5 194	5 227	1 179	1 003	12 603

Canada and Latin America	1 819	455	336	1 081	3 691

Europe	8 054	9 177	11 823	5 098	34 152

Asia/Africa/Australasia	13 719	4 823	2 731	4 164	25 437

Total	28 786	19 682	16 069	11 346	75 883

As of December 31, 2023 (full-time equivalents)[1]	Marketing and sales	Research and development	Production and supply	General and administration	Total

USA	5 232	5 377	1 127	1 110	12 846

Canada and Latin America	1 844	503	327	1 047	3 721

Europe	8 573	8 773	11 811	5 302	34 459

Asia/Africa/Australasia	13 739	4 680	2 733	3 879	25 031

Total	29 388	19 333	15 998	11 338	76 057

[1] Reclassified to conform with 2025 presentation.
A significant number of our employees are represented by unions or works councils. We have not experienced any material work stoppages in recent years, and we consider our employee relations to be good.

6.E Share ownership

The information set forth under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—CEO and Executive Committee—Additional disclosures and other statutory information—Shares, ADRs and other equity rights owned by Executive Committee members as at December 31, 2025 (compared with prior year)” and under “Item 6. Directors, Senior Management and Employees—Item 6.B Compensation—Board compensation—Shares, ADRs and share options owned by Board members” is incorporated by reference. For more information on our equity-based participation plans, see the information set forth under “Item 18. Financial Statements—Note 25. Equity‑based participation plans for employees,” which is incorporated by reference.

6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A Major shareholders

Novartis shares are widely held. As at December 31, 2025, Novartis had approximately 184 000 shareholders listed in the Share Register of Novartis, representing approximately 56.0% of issued shares. Based on the Novartis Share Register and excluding treasury shares, approximately 52.2% of the shares registered by name were held in Switzerland, and approximately 25.7% were held in the US. Approximately 19.5% of the shares registered in the Share Register were held by individual investors, while approximately 41.1% were held by legal entities, excluding 9.6% of our share capital held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG), and 39.4% were held by nominees, fiduciaries and the ADS depositary.
Based on the Share Register, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. There are no arrangements that may result in a change of control.
As at December 31, 2025, the following shareholders held more than 5% of our share capital:
	Ordinary shares beneficially owned as of Dec 31, 2025	% share capital beneficially owned as of Dec 31, 2025[1]

BlackRock, Inc.	139 392 071	7.3 [2]

UBS Group AG	139 602 467	7.3 [3]

[1] Calculated on the basis of 1 908 151 679 ordinary shares outstanding as of December 31, 2025, excluding shares held as treasury shares by Novartis AG or its fully owned subsidiaries (including Swiss foundations controlled by Novartis AG).

[2] This information is based solely on the Schedule 13G filed by BlackRock, Inc. on February 2, 2024 with the SEC.
[3] This information is based solely on the Schedule 13G filed by UBS AM on July 17, 2025 with the SEC.
As at December 31, 2025, no other shareholder held more than 5% of our share capital.
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
The Board will propose a dividend of CHF 3.70 per share to the shareholders for approval at the Annual General Meeting to be held on March 6, 2026. Because we pay dividends in Swiss francs, exchange rate fluctuations will affect the US dollar amounts received by holders of ADRs. For the amount of dividends we paid in the past three years, see “Item 18. Financial Statements—Note 18. Equity.”
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
From time to time, including in 2025, certain Novartis non‑US affiliates made payments to government entities in Iran related to patents, trademarks and exit fees.
From time to time, including in 2025, certain Novartis non‑US affiliates enter into agreements with hospitals, research institutes, medical associations, and universities in Iran to provide grants and sponsor congresses, seminars and symposia, and with doctors and other healthcare professionals for consulting services, including participation in advisory boards and investigator services for observational (non‑interventional) studies. Some hospitals and research institutes are owned or controlled by the government of Iran, and some doctors and healthcare professionals are employed by hospitals that may be public or government‑owned.
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
(d) The Articles provide that a Director shall not serve on the Board for more than 12 years. The Board may, under certain circumstances, and if deemed in the best interests of the Company, recommend exceptions to this rule to the General Meeting.
(e) Our Directors are not required to be shareholders at the time of their election by the General Meeting. However, according to our share ownership guidelines, to ensure their interests are aligned with those of our shareholders, the Board Chair is required to own a minimum of 30 000 Novartis AG shares, and other Directors are required to own at least 5 000 Novartis AG shares within five years of having joined the Board.
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
The Articles provide that no shareholder shall be registered with the right to vote shares comprising more than 2% of the registered share capital. The Board may, upon request, grant an exemption from this restriction. Considerations include whether the shareholder supports our goal of creating sustainable value and has a long‑term investment horizon. Furthermore, the Articles provide that no nominee shall be registered with the right to vote for shares comprising more than 0.5% of the registered share capital. The Board may, upon request, grant an exemption from this restriction if the nominee discloses the names, addresses, and number of shares of the persons for whose account it holds 0.5% or more of the registered share capital. The same restrictions indirectly apply to ADR holders. We have in the past granted exemptions from the 2% rule for shareholders and the 0.5% rule for nominees.
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
Except as noted below, shareholders’ resolutions require the approval of an absolute majority of the votes present at a General Meeting. As a result, abstentions have the effect of votes against such resolutions. Examples of shareholders’ resolutions requiring a vote by such “absolute majority of the votes” include:
• Adoption and amendment of the Articles
• Election and removal of the Board Chair, the Board and Compensation Committee members, the Independent Proxy, and the external auditor
• Approval of the management report (if required), the consolidated financial statements, and the report on non-financial matters
• Approval of the financial statements of Novartis AG, and the decision on the appropriation of available earnings shown on the balance sheet, in particular with regard to dividends (including any repayment of the statutory capital reserves and the approval of interim dividends and the interim financial statements required for such purpose), if any
• Approval of the maximum aggregate compensation of the Board (from an AGM until the next AGM) and of the Executive Committee (for the financial year following the AGM)
• Discharge of Board and Executive Committee members from liability for matters disclosed to the General Meeting
• Decision on other matters that are reserved by law or by the Articles (e.g., advisory vote on the Compensation Report) to the General Meeting
According to the Articles and Swiss law, the following matters require the approval of a “supermajority” of at least two‑thirds of the votes present at a General Meeting:
• Alteration of the purpose of Novartis AG
• The consolidation of shares, unless the approval of all affected shareholders is required
• Increase of the share capital out of equity by contributions in kind or by way of set-off against receivable, or the grant of special rights
• Restriction or cancellation of subscription rights
• Introduction of a conditional capital or capital band
• Creation of shares with increased voting powers
• Implementation of restrictions on the transfer of registered shares, and the removal of such restrictions
• Change of the currency of the share capital
• Introduction of the deciding vote for the presiding officer at the General Meeting
• A provision in the Articles allowing the General Meeting to be held abroad
• Delisting of the shares of the Company
• Change of the registered office of Novartis AG
• Introduction of an arbitration clause in the Articles
• Merger, split or transformation of Novartis AG under the Swiss Merger Act (subject to mandatory statutory provisions)
• Dissolution of Novartis AG

Our shareholders are required, on an annual basis, to elect all Directors (including the Board Chair), the Compensation Committee members, the external auditor, and the Independent Proxy. The Articles do not provide for cumulative voting of shares.
At a General Meeting, shareholders can be represented by a legal representative or, by means of a written proxy, by a representative of choice. Furthermore, a shareholder may be represented by the Independent Proxy. Votes are taken either by a show of hands or by electronic voting, unless the General Meeting resolves to have a ballot or where a ballot is ordered by the chair of the meeting. ADSs, each representing one Novartis AG share and evidenced by ADRs, are issued by our depositary JPMorgan Chase Bank, N.A., New York, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend, and to receive a share of Novartis AG in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the ADS depositary, holding our shares underlying the ADRs, is registered as shareholder in our share register. An ADR is not a Novartis AG share, and an ADR holder is not a Novartis AG shareholder.
The Deposit Agreement between our depositary, the ADR holder, and us has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend a General Meeting in person. ADR holders exercise their voting rights by instructing JPMorgan Chase Bank, N.A., our depositary, to exercise the voting rights attached to the registered shares underlying the ADRs. Each ADR represents one Novartis AG share. JPMorgan Chase Bank, N.A., exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee. The same voting restrictions apply to ADR holders as to those holding Novartis AG shares (i.e., the right to vote up to 2% of the Novartis AG registered share capital — unless otherwise granted an exemption by the Board — and the disclosure requirement for nominees).
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
10.B.7 Change in control
The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Novartis AG, and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.
According to the Swiss Merger Act, shareholders may pass a resolution to merge with another corporation at any time. Such a resolution would require the consent of at least two‑thirds of all votes present at the necessary General Meeting.
Under the Swiss Financial Market Infrastructure Act, shareholders and groups of shareholders acting in concert who acquire more than 33 1/3% of our shares would be under an obligation to make an offer to acquire all remaining Novartis AG shares. Novartis AG has neither opted out of the mandatory takeover offer obligation nor opted to increase the threshold for mandatory takeover offers in its Articles.
10.B.8 Disclosure of shareholdings
Under the Swiss Financial Market Infrastructure Act, persons who directly, indirectly or in concert with other parties acquire or dispose of our shares or purchase or sale rights relating to our shares are required to notify us and the SIX of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds — 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% and 66 2/3% — of the voting rights represented by our share capital (whether exercisable or not). This also applies to anyone who has discretionary power to exercise voting rights associated with our shares. Following receipt of such notification, we are required to inform the public by publishing the information via the electronic publication platform operated by the SIX.
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

10.C Material contracts

Sandoz Spin-Off
In connection with the spin-off of Sandoz, we entered into a Separation and Distribution Agreement, dated September 30, 2023, a Tax Matters Agreement, dated September 30, 2023, and several other agreements with Sandoz to effect the separation of the Sandoz business and provide a framework for our relationship with Sandoz after the spin-off.
The Separation and Distribution Agreement sets forth the parties’ agreements regarding the principal actions to be taken in connection with the separation of the Sandoz business and the spin-off, by way of a distribution of shares of Sandoz Group AG by Novartis AG to Novartis shareholders, including the conditions of the spin-off and the rights and obligations of the parties with respect to the separation and distribution. The Separation and Distribution Agreement identifies the assets to be transferred, liabilities to be assumed, and contracts to be assigned to each of Novartis and Sandoz as part of the internal transactions effected prior to the distribution and provides for when and how such transfers, assumptions, and assignments should occur. Each party agreed to indemnify the other and each of the other’s directors, officers, managers, members, agents, and employees against certain liabilities incurred in connection with the spin-off and the parties’ respective businesses (subject to certain exceptions).
The Tax Matters Agreement imposes certain restrictions and indemnity obligations on Sandoz designed to preserve the tax-neutral nature of the spin-off for Swiss tax and US federal income tax purposes.
The Tax Matters Agreement also provides that Sandoz will be liable for any taxes accruing in the ordinary course of business of Novartis and its subsidiaries before the spin-off if such taxes are attributable to entities that are transferred or allocated to the Sandoz Group as part of the spin-off, whereas Novartis will remain liable for any other taxes accruing before the spin-off in the ordinary course of business, to the extent not attributed to Sandoz.
Acquisition of Avidity
In connection with the proposed acquisition of Avidity Biosciences, Inc. (Avidity Biosciences), on October 25, 2025, we entered into an Agreement and Plan of Merger (Merger Agreement) by and among us, Avidity Biosciences and Ajax Acquisition Sub, Inc., an indirect wholly owned subsidiary of Novartis AG (Merger Sub), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Avidity Biosciences, with Avidity Biosciences surviving the merger as an indirect wholly owned subsidiary of Novartis AG.
Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of common stock of Avidity Biosciences issued and outstanding immediately prior to the Effective Time (including any shares issued as a result of the exercise of any warrants prior to the Effective Time), will automatically be cancelled and converted into the right to receive an amount in cash equal to $72.00, without interest and subject to any applicable tax withholdings. The completion of the transaction is subject to the satisfaction or waiver of certain closing conditions specified in the Merger Agreement.

10.D Exchange controls

There are no Swiss governmental laws, decrees or regulations that affect — in a manner material to Novartis AG — the export or import of capital, including the availability of cash and cash equivalents for use by Novartis or any foreign exchange controls that affect the remittance of dividends, interest or other payments to non‑residents or non‑citizens of Switzerland who hold Novartis AG securities.

10.E Taxation

The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all potential tax effects relevant to the ownership or disposition of our shares or ADRs. The statements of US and Swiss tax laws set forth below are based on the laws and regulations in force as of the date of this 20‑F — including the current Convention Between the US and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, which entered into force on December 19, 1997 (the Treaty); the US Internal Revenue Code of 1986, as amended (the Code); Treasury regulations; rulings; judicial decisions; and administrative pronouncements — and may be subject to any changes in US and Swiss law, and in any double taxation convention or treaty between the US and Switzerland occurring after that date, which changes may have retroactive effect.
Swiss taxation
Swiss residents
Withholding Tax on dividends and distributions. Dividends that we pay and similar cash or in‑kind distributions that we may make to a holder of shares or ADRs (including distributions of liquidation proceeds in excess of the nominal value, stock dividends, and, under certain circumstances, proceeds from repurchases of shares by us in excess of the nominal value) are generally subject to a Swiss federal withholding tax (the Withholding Tax) at a current rate of 35%. Under certain circumstances, distributions out of capital contribution reserves made by shareholders after December 31, 1996, are exempt from the Withholding Tax. We are required to withhold Withholding Tax due from the gross distribution and to pay the Withholding Tax to the Swiss Federal Tax Administration. The Withholding Tax is refundable in full to Swiss tax residents who are the beneficial owners of the taxable distribution at the time it is resolved and duly report the gross distribution received on their personal tax return or in their financial statements for tax purposes, as the case may be.
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
Capital gains tax upon disposal of shares. Under current Swiss tax law, the gain realized on shares held by a Swiss resident who holds shares or ADRs as part of their private property is generally not subject to any federal, cantonal or municipal income taxation on gains realized on the sale or other disposal of shares or ADRs. However, gains realized upon a repurchase of shares by us may be characterized as taxable dividend income if certain conditions are met. Book gains realized on shares or ADRs held by a Swiss corporate entity or by a Swiss resident individual as part of the shareholder’s business property are, in general, included in the taxable income of such person. However, the Federal Law on the Direct Federal Tax of December 14, 1990, and several cantonal laws on direct cantonal taxes provide for exceptions for Swiss corporate entities holding more than 10% of our voting stock for more than one year.
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

As of January 1, 2026, Switzerland has entered into bilateral treaties for the avoidance of double taxation with respect to income taxes with the following countries, whereby a part of the above‑mentioned Withholding Tax may be refunded (subject to the limitations set forth in such treaties):
Albania
Algeria
Argentina
Armenia
Australia
Austria
Azerbaijan
Bahrain
Bangladesh
Belarus
Belgium
Brazil
Bulgaria
Canada
Chile
China
Colombia
Croatia
Cyprus
Czechia
Denmark
Ecuador
Egypt
Estonia
Ethiopia
Finland
France
Georgia
Germany
Ghana
Greece
Hong Kong
Hungary
Iceland
India
Indonesia
Iran
Ireland
Israel
Italy
Ivory Coast
Jamaica
Japan
Jordan
Kazakhstan
Republic of Korea
(South Korea)
Kosovo
Kuwait
Kyrgyzstan
Latvia
Liechtenstein
Lithuania
Luxembourg
Malaysia
Malta
Mexico
Moldova
Mongolia
Montenegro
Morocco
Netherlands
New Zealand
North Macedonia
Norway
Oman
Pakistan
Peru
Philippines
Poland
Portugal
Qatar
Romania
Russia
Saudi Arabia
Serbia
Singapore
Slovak Republic
Slovenia
South Africa
Spain
Sri Lanka
Sweden
Taiwan
Tajikistan
Thailand
Trinidad and Tobago
Tunisia
Türkiye
Turkmenistan
Ukraine
United Arab Emirates
United Kingdom
United States of America
Uruguay
Uzbekistan
Venezuela
Vietnam
Zambia
Tax treaty negotiations are underway, or have been conducted, with Angola, Bosnia and Herzegovina, Cameroon, Costa Rica, Iraq, Kenya, Libya, Nigeria, Rwanda, Senegal, Syria, and Zimbabwe. Tax treaty negotiations between Switzerland and some of the countries listed in the immediately preceding sentence have been ongoing for an extended period of time, and we are not certain when or if such negotiations will be completed, or when or if the corresponding treaties will come into effect.
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
Residents of the US. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) is not a company (or, if it is a company, such company directly holds less than 10% of our voting stock); and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 15% Treaty rate. A Non‑Resident Holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of tax on dividends equal to 5% of the dividend, provided that such holder: (i) is a company; (ii) qualifies for benefits under the Treaty; (iii) holds directly at least 10% of our voting stock; and (iv) does not conduct business through a permanent establishment or fixed place of business in Switzerland to which the shares or ADRs are attributable. Such an eligible holder must apply for a refund of the amount of the Withholding Tax in excess of the 5% Treaty rate. Claims for refunds must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; and 82E for other entities), which may be obtained from any Swiss Consulate General in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US, and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH‑3003 Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers, or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable. For US resident holders of ADRs, JPMorgan Chase Bank, N.A., as depositary, will comply with these Swiss procedures on behalf of the holders, and will remit the net amount to the holders.

Stamp Duty upon transfer of securities. The sale of shares, whether by Swiss residents or Non‑Resident Holders, may be subject to federal securities transfer Stamp Duty of 0.15%, calculated on the sale proceeds, if the sale occurs through or with a Swiss bank or other Swiss securities dealer, as defined in the Swiss Federal Stamp Duty Act. The Stamp Duty has to be paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. Stamp Duty may also be due if a sale of shares occurs with or through a non‑Swiss bank or securities dealer, provided that: (i) such bank or dealer is a member of the SIX; and (ii) the sale takes place on the SIX. In addition to this Stamp Duty, the sale of shares by or through a member of the SIX may be subject to a minor stock exchange levy.
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
For purposes of this discussion, a US Holder is a beneficial owner of our shares or ADRs who is: (i) an individual who is a citizen or resident of the US for US federal income tax purposes; (ii) a corporation (or other entity taxable as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or a state thereof or the District of Columbia; (iii) an estate the income of which is subject to US federal income taxation regardless of its source; or (iv) a trust (a) subject to the primary supervision of a US court and the control of one or more US persons; or (b) that has a valid election in place to be treated as a US person. If a partnership (or other entity treated as a partnership for US federal income tax purposes) holds shares or ADRs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds shares or ADRs are urged to consult their own tax advisor regarding the specific tax consequences of owning and disposing of such shares or ADRs by the partnership.
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
Dividend income in respect of our shares or ADRs will constitute income from sources outside the US for US foreign tax credit purposes. Subject to the limitations and conditions provided in the Code, US Holders generally may claim any Withholding Tax withheld from a dividend as a credit against their US federal income tax liability. The rules governing the foreign tax credit are complex. Each US Holder is urged to consult its own tax advisor concerning whether, and to what extent, a foreign tax credit will be available with respect to dividends received from us. Alternatively, a US Holder may claim the Withholding Tax as a deduction for the taxable year within which the Withholding Tax is paid or accrued, provided a deduction is claimed for all of the foreign income taxes the US Holder pays or accrues in the particular year. A deduction does not reduce US tax on a dollar‑for‑dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations, and each US Holder is urged to consult its own tax advisor.
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
— Stock transfer or other taxes and other governmental charges
— Cable, telex and facsimile transmission and delivery
— Expenses of the depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency)
— Any other charge payable by any of the depositary or its agents
Expenses payable at the sole discretion of the depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

The depositary’s principal executive office is located at 270 Park Avenue, Floor 8, New York, New York 10017.
Fees payable by the depositary to the issuer
Pursuant to a letter agreement effective as of May 9, 2025, as may be amended from time to time, JPMorgan, as our ADS depositary, has agreed to make an annual contribution payment to Novartis at the end of each 12-month period beginning on May 11, 2025 and on each subsequent anniversary thereof (each such 12-month period is a “Contract Year”). This annual contribution payment is equal to the program revenues, tax reclaim revenues, and liquidity premium less: (1) a program maintenance fee of USD 550 000; and (2) fees (including any transfer agency, custody, legal, central securities depositary, tax reclaim service, and other out-of-pocket fees), costs and expenses incurred during the applicable Contract Year by JPMorgan.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting is effective based on those criteria.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

2025	Total number of shares purchased (a)[1]	Average price paid per share in USD (b)	Total number of shares purchased as part of publicly announced plans or programs (c)[2]	Maximum approximate value of shares that may yet be purchased under the plans or programs (CHF millions) (d)	Maximum approximate value of shares that may yet be purchased under the plans or programs (USD millions) (e)[3]

Jan. 1-31	9 743 481	100.10	8 400 000	2 695	2 961

Feb. 1-29	8 156 421	107.40	8 000 000	1 917	2 126

Mar. 1-31	8 428 606	111.55	8 400 000	11 090	12 609

Apr. 1-30	8 016 775	109.30	8 000 000	10 360	12 567

May 1-31	8 025 392	111.34	8 000 000	9 621	11 680

Jun. 1-30	8 015 780	118.25	8 000 000	8 852	11 101

Jul. 1-31	9 110 271	119.50	9 085 873	7 985	9 837

Aug. 1-31	4 607 742	120.90	4 600 000	7 537	9 398

Sep. 1-30	3 986 319	125.23	3 956 485	7 142	8 963

Oct. 1-31	4 153 728	129.81	4 140 000	6 713	8 364

Nov. 1-30	3 633 422	128.22	3 600 000	6 342	7 870

Dec. 1-31	3 437 562	134.58	3 420 000	5 975	7 534

Total	79 315 499	115.01	77 602 358

[1] Column (a) shows shares repurchased on the SIX Swiss Exchange second trading line plus shares we purchased from employees who had obtained the shares through a Novartis Employee Ownership Plan. See "Item 18. Financial Statements - Note 25. Equity-based participation plans for employees."

[2] Column (c) shows shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2023 AGM until exhausted on May 15, 2025. Since May 15, 2025, the share repurchases are executed under the additional CHF 10 billion authority approved at the 2025 AGM. See "Item 6. Directors, Senior Management and Employees - Item 6C. Board Practices - Our capital structure - Changes in capital."

[3] Column (e) shows the Swiss franc amount from column (d) converted into US dollars as of the month-end, using the Swiss franc/US dollar exchange rate at the applicable month-end.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Novartis AG is subject to and compliant with the laws and regulations of Switzerland (in particular, Swiss company and securities laws, SIX Swiss Exchange rules, and the Swiss Code of Best Practice for Corporate Governance) and the securities laws of the United States, including NYSE listing standards, as applicable to foreign private issuers of securities. The following summarizes a number of significant ways in which our corporate governance practices differ from those followed by domestic-listed US companies under the listing standards of the NYSE:
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
• The Board has established a separate Risk Committee that oversees the risk management system and processes, as opposed to delegating this responsibility to the Audit and Compliance Committee.
• The full Board is responsible for overseeing the performance evaluation of the Board and Executive Committee.
• The full Board is responsible for setting objectives relevant to the CEO’s compensation and for evaluating their performance.

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
The Chief Security Officer oversees our cybersecurity risk management program in partnership with our Chief Information Officer and other business leaders. The program was developed to assess, identify and manage risks from cybersecurity threats, to respond to cybersecurity breaches and cyberattacks, and to protect and preserve the confidentiality, integrity, and continued availability of information owned by, or in the care of, Novartis.
Governance
To address cybersecurity threats and prevent IT system interruptions, the Information Security & Compliance (ISC) team, which is headed by our Chief Security Officer, has implemented enterprise-wide policies, processes and practices. Our Chief Security Officer reports to our Chief Information Officer, and is a subject matter expert on information security, privacy, information technology strategy and management, with over 20 years of relevant experience across a number of industries, including pharmaceuticals, consumer goods, financial services and consulting. Our Chief Information Officer has 25 years of experience as an IT professional, including 15 years with Novartis, and is responsible for our technology strategy, delivery and operations globally. Our ISC team assesses our systems against our policies and processes, reviews gaps, and prioritizes remediation. Key performance indicators are reported to the Executive Committee of Novartis. The Executive Committee is responsible for oversight of the Company’s cybersecurity strategy.
We seek to follow industry best practices, such as the National Institute of Standards and Technology (NIST) Cybersecurity Framework and ISO 27001 to manage information security. Novartis has risk-based service continuity and systems recovery plans in place for key business processes, which are tested periodically. We also conduct ongoing internal vulnerability analyses (including simulated hacking), as well as external testing via third parties to ensure the effectiveness of our cybersecurity controls. We require employees to report IT security incidents to a Cyber Security Operations Center (CSOC) that operates 24 hours a day, seven days a week. CSOC is a function within ISC that is responsible for investigating all security incidents and alerts, including determining the threat type, incident scope and incident severity. Where appropriate, major incidents are escalated to our Chief Executive Officer, who may then inform our Board of the incident pursuant to our internal procedures. Novartis has not experienced any cybersecurity threats, including as a result of cybersecurity incidents, that have materially affected or are reasonably likely to materially affect Novartis, including its business strategy, results of operations or financial condition. See “Item 3. Key Information—Item 3.D. Risk factors—Operational risks—Cybersecurity and data protection” for information on risks to Novartis from cybersecurity threats.
As part of its enterprise risk management oversight, the Risk Committee of our Board, by delegation of the Board, is responsible for ensuring that the Company has implemented an appropriate and effective risk management system and process, including annually reviewing updates on cybersecurity. The Risk Committee receives updates on cybersecurity risks, which address a wide range of topics, including recent developments, security incidents, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to the peers and vendors of Novartis. At least once each year, the Risk Committee discusses the Company’s approach to cybersecurity risk management with the Chief Security Officer. See “Item 6. Directors, Senior Management and Employees—Item 6.C Board practices—Corporate governance—Risk management” for more information.

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
16. Marketable securities, time deposits, derivative financial instruments, and cash and cash equivalents
17. Other current assets
18. Equity
19. Non-current financial debts
20. Provisions and other non-current liabilities
21. Current financial debts and derivative financial instruments
22. Provisions and other current liabilities
23. Details to the consolidated statements of cash flows
24. Post-employment benefits for employees
25. Equity-based participation plans for employees
26. Transactions with related parties
27. Commitments and contingent liabilities
28. Financial instruments – additional disclosures
29. Discontinued operations
30. Events subsequent to the December 31, 2025, consolidated balance sheet date
31. Novartis principal subsidiaries and associated companies
Report of Independent Registered Public Accounting Firm – KPMG AG (PCAOB ID 3240)

Item 19. Exhibits

1.1 Articles of Incorporation of Novartis AG, as amended March 7, 2025 (English translation).
1.2 Organizational Regulations of Novartis AG, effective January 1, 2025 (incorporated by reference to Exhibit 1.2 to Novartis AG’s Annual Report on Form 20-F as filed with the SEC on January 31, 2025).
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
4.1 Separation and Distribution Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023 (incorporated by reference to Exhibit 4.1 to Novartis AG’s Annual Report on Form 20-F as filed with the SEC on January 31, 2024).
4.2 Tax Matters Agreement by and between Novartis AG and Sandoz Group AG, dated as of September 30, 2023 (incorporated by reference to Exhibit 4.2 to Novartis AG’s Annual Report on Form 20-F) as filed with the SEC on January 31, 2024).
4.3 Merger Agreement by and among Novartis AG, Avidity Biosciences, Inc. and Ajax Acquisition Sub, Inc., dated as of October 25, 2025.
8.1 For a list of all of our principal subsidiaries and associated companies, see “Item 18. Financial Statements—Note 31. Novartis principal subsidiaries and associated companies.”
11.1 Novartis AG Insider Policy (incorporated by reference to Exhibit 11.1 to Novartis AG’s Annual Report on Form 20-F as filed with the SEC on January 31, 2025).
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
15.1 Consent of KPMG AG.
97.1 Novartis AG Policy Governing the Recovery of Erroneously Awarded Compensation.
101.INS Inline XBRL Instance Document
101.SCH Inline XBRL Taxonomy Extension Schema Document
101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document
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
Novartis AG
By: /s/ Harry Kirsch
Name: Harry Kirsch
Title: Chief Financial Officer of Novartis
By: /s/ Karen Hale
Name: Karen Hale
Title: Chief Legal & Compliance Officer of Novartis
Date: February 4, 2026

Novartis consolidated financial statements

Consolidated income statements
(For the years ended December 31, 2025, 2024 and 2023)
(USD millions unless indicated otherwise)	Note	2025	2024	2023

Net sales from continuing operations	4	54 532	50 317	45 440

Other revenues	4	2 142	1 405	1 220

Cost of goods sold		-13 699	-12 827	-12 472

Gross profit from continuing operations		42 975	38 895	34 188

Selling, general and administration		-13 248	-12 566	-12 517

Research and development		-11 200	-10 022	-11 371

Other income		1 460	1 175	1 772

Other expense		-2 343	-2 938	-2 303

Operating income from continuing operations		17 644	14 544	9 769

Loss from associated companies		-12	-38	-13

Interest expense	5	-1 144	-1 006	-855

Other financial income and expense	5	-136	140	222

Income before taxes from continuing operations		16 352	13 640	9 123

Income taxes	6	-2 385	-1 701	-551

Net income from continuing operations		13 967	11 939	8 572

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	29			422

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	2			5 860

Net income from discontinued operations	29			6 282

Net income		13 967	11 939	14 854

Attributable to:
Shareholders of Novartis AG		13 984	11 941	14 850

Non-controlling interests		-17	-2	4

Basic earnings per share (USD) from continuing operations		7.21	5.92	4.13

Basic earnings per share (USD) from discontinued operations				3.02

Total basic earnings per share (USD)	7	7.21	5.92	7.15

Diluted earnings per share (USD) from continuing operations		7.15	5.87	4.10

Diluted earnings per share (USD) from discontinued operations				3.00

Total diluted earnings per share (USD)	7	7.15	5.87	7.10

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of comprehensive income
(For the years ended December 31, 2025, 2024 and 2023)
(USD millions)	Note	2025	2024	2023

Net income		13 967	11 939	14 854

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	8	2	-24

Net investment hedge, net of taxes	8	-232	91	-50

Currency translation effects, net of taxes	8	3 026	-1 566	1 375

Total of items that are or may be recycled		2 796	-1 499	1 325

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	8	1 155	2 024	-160

Fair value adjustments on equity securities, net of taxes	8	39	64	37

Total of items that will never be recycled		1 194	2 088	-123

Total comprehensive income		17 957	12 528	16 056

Total comprehensive income for the year attributable to:
Shareholders of Novartis AG		17 969	12 533	16 050

Continuing operations		17 969	12 533	10 115

Discontinued operations				5 935

Non-controlling interests		-12	-5	6

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated balance sheets
(At December 31, 2025 and 2024)
(USD millions)	Note	2025	2024

Assets
Non-current assets
Property, plant and equipment	9	10 782	9 458

Right-of-use assets	10	1 570	1 415

Goodwill	11	25 567	24 756

Intangible assets other than goodwill	11	29 411	26 915

Investments in associated companies		98	119

Deferred tax assets	12	5 438	4 359

Financial assets	13	2 348	2 015

Other non-current assets	13	5 275	3 505

Total non-current assets		80 489	72 542

Current assets
Inventories	14	6 269	5 723

Trade receivables	15	8 937	7 423

Income tax receivables		205	133

Marketable securities, time deposits and derivative financial instruments	16	155	1 998

Cash and cash equivalents	16	11 435	11 459

Other current assets	17	3 459	2 968

Total current assets		30 460	29 704

Total assets		110 949	102 246

Equity and liabilities
Equity
Share capital	18	766	793

Treasury shares	18	-50	-53

Reserves		45 414	43 306

Equity attributable to Novartis AG shareholders		46 130	44 046

Non-controlling interests		419	80

Total equity		46 549	44 126

Liabilities
Non-current liabilities
Financial debts	19	27 935	21 366

Lease liabilities	10	1 657	1 568

Deferred tax liabilities	12	3 397	2 419

Provisions and other non-current liabilities	20	4 133	4 075

Total non-current liabilities		37 122	29 428

Current liabilities
Trade payables		4 456	4 572

Financial debts and derivative financial instruments	21	5 602	8 232

Lease liabilities	10	263	235

Current income tax liabilities		1 969	1 599

Provisions and other current liabilities	22	14 988	14 054

Total current liabilities		27 278	28 692

Total liabilities		64 400	58 120

Total equity and liabilities		110 949	102 246

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of changes in equity
(For the years ended December 31, 2025, 2024 and 2023)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				14 850		14 850	4	14 854

Other comprehensive income	8				1 200	1 200	2	1 202

Total comprehensive income				14 850	1 200	16 050	6	16 056

Dividends	18.1			-7 255		-7 255		-7 255

Dividend in kind to effect the spin-off of Sandoz Group AG	2			-13 962		-13 962		-13 962

Purchase of treasury shares	18.2		-51	-8 466		-8 517		-8 517

Reduction of share capital	18	-65	94	-29

Exercise of options and employee transactions	18.2		2	144		146		146

Equity-based compensation	18.2		6	898		904		904

Shares delivered to Sandoz employees as a result of the Sandoz spin-off	18.2		0	30		30		30

Taxes on treasury share transactions				14		14		14

Transaction costs, net of taxes	18.5			-214		-214		-214

Changes in non-controlling interests	18.3						-4	-4

Fair value adjustments on financial assets sold	8			-1	1

Value adjustments related to divestments	8			-29	29

Other movements	18.4			129		129		129

Total of other equity movements		-65	51	-28 741	30	-28 725	-4	-28 729

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

Net income				11 941		11 941	-2	11 939

Other comprehensive income	8				592	592	-3	589

Total comprehensive income				11 941	592	12 533	-5	12 528

Dividends	18.1			-7 624		-7 624		-7 624

Purchase of treasury shares	18.2		-44	-8 406		-8 450		-8 450

Reduction of share capital	18	-32	26	6

Equity-based compensation plans	18.2		6	1 054		1 060		1 060

Taxes on treasury share transactions				-68		-68		-68

Changes in non-controlling interests	18.3			-226		-226	2	-224

Value adjustments related to financial assets sold and divestments	8			81	-81

Other movements	18.4			154		154		154

Total of other equity movements		-32	-12	-15 029	-81	-15 154	2	-15 152

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

Net income				13 984		13 984	-17	13 967

Other comprehensive income	8				3 985	3 985	5	3 990

Total comprehensive income				13 984	3 985	17 969	-12	17 957

Dividends	18.1			-7 818		-7 818		-7 818

Purchase of treasury shares	18.2		-46	-9 076		-9 122		-9 122

Reduction of share capital	18	-27	42	-15

Equity-based compensation plans	18.2		7	1 150		1 157		1 157

Taxes on treasury share transactions				-113		-113		-113

Changes in non-controlling interests	18.3			-89		-89	351	262

Value adjustments related to financial assets sold and divestments	8			36	-36

Other movements	18.4			100		100		100

Total of other equity movements		-27	3	-15 825	-36	-15 885	351	-15 534

Total equity at December 31, 2025		766	-50	44 720	694	46 130	419	46 549

The accompanying Notes form an integral part of the consolidated financial statements.

Consolidated statements of cash flows
(For the years ended December 31, 2025, 2024 and 2023)
(USD millions)	Note	2025	2024	2023

Net income from continuing operations		13 967	11 939	8 572

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	23.1	11 229	10 232	10 369

Dividends received from associated companies and others		1	1	2

Interest received		310	489	645

Interest paid		-981	-855	-751

Other financial receipts		266		90

Other financial payments		-26	-116	-17

Income taxes paid	23.2	-2 562	-2 258	-2 787

Net cash flows from operating activities from continuing operations before working capital and provision changes		22 204	19 432	16 123

Payments out of provisions and other net cash movements in non-current liabilities		-1 483	-1 107	-1 534

Changes in working capital and other operating cash flow items	23.3	-1 577	-706	-369

Net cash flows from operating activities from continuing operations		19 144	17 619	14 220

Net cash flows from operating activities from discontinued operations				238

Total net cash flows from operating activities		19 144	17 619	14 458

Purchases of property, plant and equipment		-1 548	-1 366	-1 060

Proceeds from sale of property, plant and equipment		13	86	237

Purchases of intangible assets		-2 352	-2 448	-1 693

Proceeds from sale of intangible assets		164	80	1 955

Purchases of financial assets		-116	-193	-106

Proceeds from sale of financial assets		209	957	348

Acquisitions of businesses	23.4	-147	-4 018	-3 561

Acquisitions applying the optional concentration test	23.5	-2 769

Divestments of businesses, net	23.6	-88	107	3

Investments in time deposits and marketable securities		-187	-3 455	-641

Proceeds from time deposits and from sale of marketable securities and commodities		1 968	2 744	11 248

Other investing cash flows, net		-24	-7	-11

Net cash flows (used in)/from investing activities from continuing operations		-4 877	-7 513	6 719

Net cash flows used in investing activities from discontinued operations	29			-1 123

Total net cash flows (used in)/from investing activities		-4 877	-7 513	5 596

Dividends paid to shareholders of Novartis AG		-7 818	-7 624	-7 255

Purchases of treasury shares		-9 212	-8 331	-8 719

Proceeds from exercised options and other treasury share transactions, net		27	30	153

Proceeds from non-current financial debts	23.7	6 098	6 143

Repayments of the current portion of non-current financial debts	23.7	-3 392	-2 160	-2 223

Change in current financial debts	23.7	5	958	546

Repayments of other current financial debts	23.7		-289

Payments of lease liabilities	23.7	-281	-262	-258

Payments from changes in ownership interests in consolidated subsidiaries		-91	-293

Other financing cash flows, net		-203	86	192

Net cash flows used in financing activities from continuing operations		-14 867	-11 742	-17 564

Net cash flows from financing activities from discontinued operations	29			3 286

Total net cash flows used in financing activities		-14 867	-11 742	-14 278

Net change in cash and cash equivalents before effect of exchange rate changes		-600	-1 636	5 776

Effect of exchange rate changes on cash and cash equivalents		576	-298	100

Net change in cash and cash equivalents		-24	-1 934	5 876

Cash and cash equivalents at January 1		11 459	13 393	7 517

Cash and cash equivalents at December 31		11 435	11 459	13 393

The accompanying Notes form an integral part of the consolidated financial statements.

Notes to the Novartis consolidated financial statements

1. Accounting policies
Novartis AG, a Swiss holding company headquartered in Basel, Switzerland, directly or indirectly owns all subsidiaries and associated companies included in these consolidated financial statements. Novartis AG is a multinational group of companies (Novartis or Company) engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines.
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
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the share- holder approval, IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the consolidated financial statements. This required the year ended December 31, 2023 consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations. For further information and disclosures refer to the section “—Distribution of Sandoz Group AG to Novartis AG shareholders” in this Note 1, in Note 2, and in Note 29.
The material accounting policies applied by Novartis, including the option adopted by the Company where IFRS Accounting Standards permit alternatives, are disclosed in these notes to the consolidated financial statements.
Scope of consolidation
The consolidated financial statements include all entities, including structured entities, that Novartis AG controls directly or indirectly (generally as a result of owning more than 50% of the entity’s voting interest). Consolidated entities are also referred to as “subsidiaries.”
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
The September 15, 2023, shareholder approval for the spin-off required the Sandoz Division and selected portions of corporate activities attributable to Sandoz business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations.
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
Transaction costs that were directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, were accounted for as a deduction from equity (within retained earnings). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For additional disclosures, refer to the section “— Distribution of Sandoz Group AG to Novartis AG shareholders” in Note 2 and Note 29.
Acquisition of assets and businesses
Assets separately acquired are recorded at cost, which includes the purchase price and any directly attributable costs for bringing the asset into the condition to operate as intended. Expected costs for obligations to dismantle and remove property, plant and equipment and to restore the site when it is no longer used are included in their cost.
Acquired businesses are accounted for by applying the business combination acquisition method, unless the optional concentration test is applied. The optional concentration test allows for an election on a transaction-by-transaction basis to account for the acquired business as an asset separately acquired when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.
The business combination acquisition method requires that the assets acquired and liabilities assumed be recorded at their respective fair values on the date the Company obtains control. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations are based on information available at the acquisition date. Acquisition-related costs are expensed as incurred.
The application of the business combination acquisition method requires certain estimates and assumptions to be made, especially concerning the fair values of the acquired intangible assets, inventories, property, plant and equipment, and the liabilities assumed at the acquisition date, and the useful lives of the intangible assets and property, plant and equipment. Estimates of fair value require the use of valuation techniques. These valuations require the use of management assumptions and estimates, including the value of comparable assets in the market, amount and timing of future cash flows, outcomes and costs of research and development activities, probability of obtaining regulatory approval, long-term sales forecasts, actions of competitors, discount rates and terminal growth rates. The section “—Goodwill and intangible assets other than goodwill” in this Note 1 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Goodwill and intangible assets other than goodwill
Goodwill arises on applying the business combination acquisition method on the acquisition of a business and is the excess of the fair value of the consideration transferred to acquire the business over the underlying fair value of the net identified assets acquired. Goodwill is allocated to groups of cash-generating units (CGUs) that are expected to benefit from the synergies of the combination, which are usually represented by the operating segment. Goodwill is tested for impairment at the level of this group of CGUs annually, or when facts and circumstances warrant, and any impairment charges are recorded under “Other expense” in the consolidated income statement.
Intangible assets other than goodwill that are separately acquired or accounted for as separately acquired when the optional concentration test is applied, are initially recorded at cost. Intangible assets acquired in a business combination are recorded at fair value at the acquisition date in accordance with the business combination acquisition method.
Intangible assets available for use with a definite useful life (which includes the categories Currently marketed products and Other intangible assets) are amortized on a straight-line basis and evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable.
Acquired research and development intangible assets that have not yet obtained marketing approval are recognized in the In-process research and development (IPR&D) category within intangible assets other than goodwill. IPR&D is not amortized because it is not yet available for use. It is tested for potential impairment on an annual basis, or whenever facts and circumstances indicate that an impairment may exist. When an IPR&D project receives marketing approval from a regulatory authority, it is reclassified to the “Currently marketed products” category within intangible assets other than goodwill.
An asset, a CGU or a grouping of CGUs is considered impaired when its balance sheet carrying amount exceeds its recoverable amount, which is defined as the higher of its fair value less costs of disposal and its value in use. Novartis generally determines the recoverable amount using the fair value less costs of disposal approach. As directly observable market inputs are typically unavailable, fair value less costs of disposal is estimated using net present value techniques based on post-tax cash flows and discount rates. In the limited cases where the value-in-use approach is applied, net present value techniques use pre-tax cash flows and discount rates.
Fair value less costs of disposal reflects estimates of assumptions that market participants would be expected to use when pricing the asset or CGU, and for this purpose, management considers the range of economic conditions that are expected to exist over the remaining useful life of the asset. These valuations are classified as “Level 3” in the fair value hierarchy.
The estimates used in calculating net present values are highly sensitive and depend on assumptions specific to the nature of the Company’s activities, including:
• Amount and timing of projected future cash flows
• Sales forecasts
• Actions of competitors, such as launch of competing products, marketing initiatives
• Sales erosion rates after patent expiry, loss of exclusivity or other intellectual property protection, and timing of competitor products entering the market
• Outcome of research and development activities, such as compound efficacy, clinical trials results
• Amount and timing of projected costs to develop IPR&D into commercially viable products
• Profit margins
• Probability of obtaining regulatory approval
• Future tax rates
• Appropriate terminal growth or decline rate
• Appropriate discount rate
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
Discount rates used consider the Company’s estimated weighted average cost of capital, adjusted for asset-specific, country-specific, and currency risks associated with cash flow projections, to approximate the discount rate that market participants would use to value the asset.
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
Marketable securities and non-current financial assets are initially recorded at fair value on their trade date, which is different from the settlement date when the transaction is ultimately effected. Quoted securities are remeasured to fair value based on current market prices at each reporting date. If the market for a financial asset is not active or no market is available, fair values are established using valuation techniques. The majority of non-quoted investments are initially valued at fair value through the purchase price established between a willing buyer and seller. Non-quoted investments are subsequently adjusted based on values derived from discounted cash flow analysis or other pricing models. These investment values are classified as “Level 3” in the fair value hierarchy.
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
Contingent consideration
Contingent consideration from a business combination is recognized as a financial liability at fair value at the acquisition date, and forms part of the total purchase consideration transferred. The contingent consideration liability is remeasured at each reporting date, with changes in fair value recognized in the consolidated income statement in “Cost of goods sold” for currently marketed products and in “Research and development” for IPR&D.
For divestments, contingent consideration is recognized as a financial asset at fair value at the divestment date, and forms part of the total consideration received, excluding royalties under a license arrangement. The contingent consideration receivable is remeasured at each reporting date, with changes in fair value recognized in the consolidated income statement in “Other income” for increases in fair value and in “Other expense” for decreases in fair value.
These valuations are classified as “Level 3” in the fair value hierarchy. The estimates used in calculating the fair value of contingent consideration are highly sensitive and depend on assumptions specific to the nature of contingent amounts, particularly regarding expected future outcomes, including technical milestones, market performance, and probability-weighted scenarios and are discounted to reflect the time value of money. The unwinding of the discount is recognized in the consolidated income statement within “Interest expense” for contingent consideration liabilities and within “Other financial income and expense” for contingent consideration receivables.
For acquisitions where the Company elected to apply the optional concentration test, for in-licensing transactions and for other separately acquired intangible assets, contingent consideration is recognized as an addition to the intangible asset when the specified triggering event occurs (i.e. upon achievement of the defined milestones). The potential future milestone payments are disclosed within the research and development commitments table in Note 27.
Defined benefit pension plans and other post-employment benefits
The liability in respect of defined benefit pension plans and other post-employment benefits is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. Plan assets are recognized at fair value. The current service cost for defined benefit pension plans and other post-employment benefit plans is included in personnel expenses allocated to the respective functions, while net interest on the defined benefit liability or asset is recognized as “Other expense” or “Other income.”
Revenue recognition
Revenue on the sale of Novartis products and services, which is recorded as net sales to third parties in the line “Net sales from continuing operations” in the consolidated income statement, is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over the promised goods and services to the customer, substantially all of which is at the point in time of shipment to, or receipt of, the products by the customer or when the services are performed. If contracts contain customer acceptance provisions, revenue is recognized upon the satisfaction of the acceptance criteria. If a contract contains more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation. Consideration may be fixed or variable. Revenue is recognized based on the consideration Novartis expects to receive for its goods and services, only to the extent that it is highly probable that a significant reversal of revenue will not occur.
The most common elements of variable consideration are listed below.
• Rebates, discounts, and chargebacks granted to wholesalers, retailers, government agencies (including US Medicaid and US Federal Medicare programs), government supported healthcare systems, private health systems, pharmacy benefit managers, managed healthcare organizations, purchasing organizations, and other direct and indirect customers are provisioned and recorded as revenue deductions at the time the related revenues are recorded or when the incentives are offered. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. These rebates and discounts, applied using provision rates, are estimated based on the terms and conditions in the individual government agencies, states, plans and customer agreements (which may be subject to challenge or change in interpretative guidance by government authorities, payers and customers), historical experience, product sales and growth rate, population growth, product pricing including inflation impacts, the mix of contracts and products, the level of inventory in the distribution channel, regulations, channels and payers, as appropriate to the individual rebate and discount arrangements. These rebate provisions are adjusted based on established processes and experiences, for example from filing data with individual government agencies, states, and plans. There is often a time lag between the recording of revenue deductions and the final accounting for them.
• Refunds granted to healthcare providers under innovative pay-for-performance agreements (i.e. outcome-based arrangements) are provisioned and recorded as a revenue deduction at the time the related sales are recorded. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. They are calculated on the basis of historical experience and clinical data available for the product, as well as the specific terms of the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until the uncertainty is resolved, until such history is available or the period when the refund right has expired. The provisions for revenue deductions under innovative pay-for-performance agreements are adjusted periodically based on established processes and actual experience, including the products’ actual outcomes achieved compared with the anticipated predefined targets.
• Cash discounts are offered to customers to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.
• Sales returns provisions are recognized and recorded as revenue deductions when there is historical experience of the Company agreeing to customer returns and Novartis can reasonably estimate expected future returns. The provision represents estimates of the related obligations, requiring the use of judgment when estimating the effect of these revenue deductions. In doing so, the estimated rate of return is applied, determined on the basis of historical experience of customer returns and considering any other relevant factors. This is applied to the amounts invoiced, also considering the amount of returned product to be destroyed versus product that can be placed back in inventory for resale. Where shipments are made on a resale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired. Provisions for sales returns are adjusted periodically based on established processes and actual experience.
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
Payments made to third parties to in-license or acquire intellectual property rights, compounds and products, including initial upfront and subsequent milestone payments, are capitalized, as are payments for other assets, such as scientific infrastructure and technologies to be used in R&D activities. If additional payments are made to the originator company to continue performing R&D activities, an evaluation is made as to the nature of the payments. Such additional payments will be expensed if they are deemed to be compensation for subcontracted R&D services not resulting in an additional transfer of intellectual property rights to Novartis. Such additional payments will be capitalized if they are deemed to be compensation for the transfer to Novartis of additional intellectual property developed at the risk of the originator company. Subsequent internal R&D costs in relation to IPR&D and other assets are expensed, since the technical feasibility of the internal R&D activity can only be demonstrated by the receipt of marketing approval for a related product from a regulatory authority in a major market.
Costs incurred for post-approval studies to support the continued registration of a marketed product are recognized as marketing expenses. Costs for activities required by regulatory authorities as a condition for obtaining marketing approval in a major market are capitalized in the “Currently marketed products” category within intangible assets other than goodwill.
Inventory produced ahead of regulatory approval is fully provisioned, and the charge is included in “Other expense” in the consolidated income statement, as its ultimate use cannot be assured. If this inventory can subsequently be sold, the provision is released to “Other income” in the consolidated income statement, either on approval by the appropriate regulatory authority or, exceptionally in Europe, on recommendation by the Committee for Medicinal Products for Human Use (CHMP), if approval is assessed by the Company to be virtually certain.
Share-based compensation
Novartis shares and American Depositary Receipts (ADRs) granted as compensation with immediate vesting are measured at market value on the grant date. Since there is no vesting period the total compensation amount is expensed immediately within personnel costs and allocated to the respective function where the employee works.
The fair values of unvested restricted shares (RSs), including ADRs and restricted share units (RSUs) are measured at the grant date and recognized as an expensed on a straight-line basis over the vesting period. These awards are conditional only on continued service during the vesting period. RSUs do not entitle holders to dividends; therefore, their fair value is based on the Novartis share price at the grant date, adjusted for the present value of expected dividends during the vesting period. The compensation expense reflects adjustments for estimated forfeitures. The compensation expense is included within personnel costs allocated to the respective function where the employee works.
Performance Share Units (PSUs) are subject to both continued service and the achievement of specified performance criteria during the vesting period. These criteria comprise Company-specific performance metrics (non-market conditions) and, for certain plans, Novartis total shareholder return (TSR) relative to a defined peer group (a market condition measured using observable market data). Compensation expense is determined based on a bifurcation of the Company-specific metrics and the TSR component. The number of equity instruments that ultimately vest is determined at the vesting date. The following paragraphs provide an overview of the accounting policies for the determination of the components of the PSU share-based compensation plan expense.
The portion of the PSU expense related to Company-specific performance metrics (non-market conditions) is measured based on assumptions regarding expected achievement of these metrics over the vesting period. These assumptions reflect the Company’s internal targets and expected forfeitures due to participants not meeting service conditions. Assumptions are reviewed and updated periodically during the vesting period. Changes in estimates for past service are recognized immediately in the consolidated income statement, while amounts for the remaining vesting period are expensed on a straight-line basis. Consequently, at the end of the vesting period, the total expense recognized equals the amount that ultimately vests.
The portion of the PSU expense related to TSR performance criteria (a market condition measured using observable market data) is determined based on the grant-date fair value of the award. Market conditions are incorporated into the fair value measurement at the grant date and are not subsequently adjusted for changes in TSR performance. Novartis estimates this fair value using a Monte Carlo simulation model. For this component, adjustments to compensation expense are only made if a participant fails to meet the service condition.
Measuring the fair values of PSUs with TSR performance criteria requires the use of estimates. The Monte Carlo simulation applied to determine this fair value incorporates assumptions about the probability of factors of future events, the expected term of the award, the grant price of the underlying shares or ADRs, expected volatilities, the correlation of Novartis shares with those of the peer group, and the risk-free interest rate.
If a plan participant leaves Novartis for reasons other than retirement, disability or death, then unvested restricted shares, restricted ADRs, RSUs and PSUs are forfeited, unless otherwise provided under the plan rules or determined by the Compensation Committee of the Novartis Board of Directors (for example, in connection with a reorganization or divestment).
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
Impact of new IFRS Accounting Standards, amendments and interpretations in 2025
No new IFRS Accounting Standards were adopted by the Company in 2025, 2024 and 2023. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2025, 2024 and 2023 that had a material impact on the Company’s consolidated financial statements.
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
IFRS 18 will not affect the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.
The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated income statement. For example, portions of foreign currency results and monetary losses from hyperinflation accounting will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statement of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, dividends received and interest received are expected to be reclassified from operating activities to investing activities, while interest paid is expected to be reclassified from operating activities to financing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period.
Novartis is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2025, 2024 or 2023 that would have been expected to have a material impact on the Company’s consolidated financial statements.

2. Significant acquisitions of businesses and spin-off of Sandoz business
The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2025
In 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.
2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US-based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
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
The 2024 results of operations from the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US-based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
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
The 2024 results of operations from the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys added to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
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
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debts to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The 2024 results of operations from the date of acquisition were not material.
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
2023
Acquisition of DTx Pharma, Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma, Inc. (DTx), a US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also included two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
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
The 2023 results of operations from the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc
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
The 2023 results of operations from the date of acquisition were not material.

Fair value of assets and liabilities acquired through business combinations
In 2025, there were no business combinations. The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the year ended December 31, 2024:
(USD millions)	2024

Property, plant and equipment	20

Right-of-use assets	47

In-process research and development	1 424

Other intangible assets	1 156

Deferred tax assets	465

Non-current financial and other assets	31

Financial and other current assets	613

Cash and cash equivalents	242

Deferred tax liabilities	-799

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47

Trade payables and other liabilities	-297

Net identifiable assets acquired	2 003

Non-controlling interests	-75

Goodwill	2 701

Total purchase consideration for business combinations	4 629

The significant business combinations in 2024 were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 business combinations is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In the second half of 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 2 for additional information.
The following are the significant acquisitions where Novartis elected to apply the optional concentration test, resulting in the transaction being accounted for as assets separately acquired rather than as a business combination within the meaning of IFRS Accounting Standards.
2025
Acquisition of Tourmaline Bio, Inc.
On September 8, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.
Pursuant to the Merger Agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer expired at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment on October 28, 2025 in the amount of USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary merged with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis, and Tourmaline shares admitted to trading on NASDAQ were delisted.
The cash purchase price consisted of cash consideration of USD 1.4 billion. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 1.2 billion, and other net assets including cash and cash equivalents of USD 0.2 billion.
Option agreement to acquire a private clinical-stage biotech company
On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.
If Novartis decides to exercise the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.
The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specified milestones are achieved.
Acquisition of Regulus Therapeutics Inc.
On April 29, 2025, Novartis entered into an agreement and plan of merger to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential first-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).
Pursuant to the merger agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis, and Regulus shares admitted to trading on NASDAQ were delisted.
The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.
Acquisition of Anthos Therapeutics, Inc.
On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Anthos Therapeutics, Inc. (“Anthos”), a US-based, clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systematic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.
The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.
The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.
2024
There were no acquisitions in 2024 where the Company elected to apply the optional concentration test to account for the acquisitions as assets separately acquired.
2023
There were no acquisitions in 2023 where the Company elected to apply the optional concentration test to account for the acquisitions as assets separately acquired.

Identifiable net assets acquired through acquisitions applying the optional concentration test
In 2025, the following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:
(USD millions)	2025

Property, plant and equipment	4

Right-of-use assets	8

In-process research and development	3 157

Deferred tax assets [1]	180

Non-current financial and other assets	21

Other current assets	46

Cash and cash equivalents	320

Current and non-current lease liabilities	-8

Trade payables and other liabilities	-151

Identifiable net assets acquired through acquisitions applying the optional concentration test	3 577

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
For significant pending transactions, see Note 27. Commitments and contingent liabilities – Other commitments.
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
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion.
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

The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consisted of:
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
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to the Sandoz business, as well as certain expenses related to the spin-off. Included in 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 1, Note 2 and Note 29.
The Company’s continuing operations are engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceutical medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing, and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
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

4. Revenues and geographic information
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	2025	2024	2023

Net sales to third parties from continuing operations	54 532	50 317	44 635

Sales to discontinued operations			805

Net sales from continuing operations	54 532	50 317	45 440

Geographic information
The following table shows countries that accounted for more than 5% of net sales from continuing operations for the years ended December 31, 2025, 2024 and 2023, or more than 5% of total of selected non-current assets, for the years ended December 31, 2025 and 2024:
	Net sales from continuing operations[1]						Total of selected non-current assets[2]

(USD millions)	2025	%	2024	%	2023	%	2025	%	2024	%

Country
Switzerland	1 394	3	1 315	3	1 308	3	21 137	31	18 759	30

United States	23 331	43	21 146	42	17 959	40	36 272	53	34 999	55

China	4 188	8	3 890	8	3 267	7	565	1	530	1

Germany	3 935	7	3 660	7	3 367	7	1 661	2	1 554	2

Other	21 684	39	20 306	40	19 539	43	8 302	13	7 243	12

Total	54 532	100	50 317	100	45 440	100	67 937	100	63 085	100

[1] Net sales from continuing operations by location of customer
[2] Total of property, plant and equipment; right-of-use assets; goodwill; intangible assets other than goodwill; investment in associated companies and other non-current assets excluding post-employment benefit assets

Net sales from continuing operations by region1
The following table shows net sales from continuing operations by region for the years ended December 31, 2025, 2024 and 2023:
	2025 USD m	2024 USD m	Change (2024 to 2025) USD %	2023 USD m	Change (2023 to 2024) USD %

US	23 331	21 146	10	17 959	18

Europe	16 729	15 557	8	14 997	4

Asia/Africa/Australasia	10 797	10 021	8	9 308	8

Canada and Latin America	3 675	3 593	2	3 176	13

Total	54 532	50 317	8	45 440	11

Of which in established markets	40 555	37 371	9	33 725	11

Of which in emerging growth markets	13 977	12 946	8	11 715	11

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Information about major customers
The Company’s largest, second-largest and third-largest customers account for approximately 18%, 13% and 7% of net sales from third parties from continuing operations, respectively (2024: 17%, 13% and 7%, respectively; 2023: 15%, 13% and 8%, respectively).
The top three largest customer’s trade receivables outstanding amounted to approximately 16%, 12% and 6%, respectively, of the trade receivables at December 31, 2025 (2024: 19%, 12% and 7%, respectively).

Net sales from continuing operations by core therapeutic area and established brands
	2025 USD m	2024 USD m1	Change (2024 to 2025) USD %	2023 USD m1	Change (2023 to 2024) USD %

Cardiovascular, renal and metabolic
Entresto	7 748	7 822	-1	6 035	30

Leqvio	1 198	754	59	355	112

Vanrafia	13		nm		nm

Total cardiovascular, renal and metabolic	8 959	8 576	4	6 390	34

Immunology
Cosentyx	6 668	6 141	9	4 980	23

Ilaris	1 883	1 509	25	1 355	11

Xolair [2]	1 723	1 643	5	1 463	12

Rhapsido	19		nm		nm

Total immunology	10 293	9 293	11	7 798	19

Neuroscience
Kesimpta	4 426	3 224	37	2 171	49

Zolgensma Group	1 232	1 214	1	1 214	0

Aimovig	335	312	7	266	17

Total neuroscience	5 993	4 750	26	3 651	30

Oncology
Kisqali	4 783	3 033	58	2 080	46

Tafinlar + Mekinist	2 215	2 058	8	1 922	7

Jakavi	2 110	1 936	9	1 720	13

Pluvicto	1 994	1 392	43	980	42

Promacta/Revolade	1 636	2 216	-26	2 269	-2

Scemblix	1 285	689	87	413	67

Tasigna	1 104	1 671	-34	1 848	-10

Lutathera	816	724	13	605	20

Fabhalta [3]	505	129	291	1	nm

Piqray/Vijoice	382	449	-15	505	-11

Total oncology	16 830	14 297	18	12 343	16

	2025 USD m	2024 USD m1	Change (2024 to 2025) USD %	2023 USD m1	Change (2023 to 2024) USD %

Established brands
Sandostatin Group	1 213	1 279	-5	1 314	-3

Exforge Group	727	703	3	713	-1

Lucentis	643	1 044	-38	1 475	-29

Diovan Group	604	590	2	613	-4

Galvus Group	487	602	-19	692	-13

Kymriah	381	443	-14	508	-13

Contract manufacturing [4]	1 419	1 152	23	1 490	-23

Other [4]	6 983	7 588	-8	8 453	-10

Total established brands [4]	12 457	13 401	-7	15 258	-12

Total net sales from continuing operations	54 532	50 317	8	45 440	11

[1] Reclassified to conform with 2025 presentation of brands by therapeutic area and established brands.
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

nm = not meaningful

Net sales from continuing operations1 of the top 20 brands in 2025
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 285	4 463	7 748

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 839	2 829	6 668

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	2 975	1 808	4 783

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 943	1 483	4 426

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	867	1 348	2 215

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)		2 110	2 110

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, pre- and post-Taxane	1 596	398	1 994

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	1 041	842	1 883

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)		1 723	1 723

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	636	1 000	1 636

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	824	461	1 285

Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	413	819	1 232

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	729	484	1 213

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	575	623	1 198

Tasigna	Oncology	Chronic myeloid leukemia (CML)	486	618	1 104

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	588	228	816

Exforge Group	Established brands	Hypertension	5	722	727

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		643	643

Diovan Group	Established brands	Hypertension	35	569	604

Fabhalta [3]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	317	188	505

Top 20 brands total			21 154	23 359	44 513

Rest of portfolio			2 177	7 842	10 019

Total net sales from continuing operations			23 331	31 201	54 532

[1] Net sales from continuing operations by location of customer
[2] Net sales from continuing operations reflect Xolair sales for all indications.
[3] Net sales from continuing operations reflect Fabhalta sales for all indications.

Net sales from continuing operations1 of the top 20 brands in 2024
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	4 052	3 770	7 822

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 530	2 611	6 141

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 183	1 041	3 224

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 678	1 355	3 033

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 181	1 035	2 216

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	848	1 210	2 058

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 936	1 936

Tasigna	Oncology	Chronic myeloid leukemia (CML)	848	823	1 671

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)		1 643	1 643

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	798	711	1 509

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	1 157	235	1 392

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	805	474	1 279

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	435	779	1 214

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 044	1 044

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	385	369	754

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	513	211	724

Exforge Group	Established brands	Hypertension	8	695	703

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	436	253	689

Galvus Group	Established brands	Type 2 diabetes		602	602

Diovan Group	Established brands	Hypertension	28	562	590

Top 20 brands total			18 885	21 359	40 244

Rest of portfolio			2 261	7 812	10 073

Total net sales from continuing operations			21 146	29 171	50 317

[1] Net sales from continuing operations by location of customer
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations1 of the top 20 brands in 2023
Brands	Brand classification by therapeutic area or established brands	Key indications	US USD m	Rest of world USD m	Total USD m

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	3 067	2 968	6 035

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 636	2 344	4 980

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 205	1 064	2 269

Kesimpta	Neuroscience	Relapsing-remitting multiple sclerosis (RRMS)	1 528	643	2 171

Kisqali	Oncology	HR+/HER2- metastatic breast cancer	1 032	1 048	2 080

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication	791	1 131	1 922

Tasigna	Oncology	Chronic myeloid leukemia (CML)	884	964	1 848

Jakavi	Oncology	Myelofibrosis (MF), polycytomia vera (PV), graft-versus-host disease (GvHD)		1 720	1 720

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)		1 475	1 475

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps		1 463	1 463

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD gout)	686	669	1 355

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	829	485	1 314

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	372	842	1 214

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	921	59	980

Gilenya	Established brands	Relapsing multiple sclerosis (RMS)	359	566	925

Exforge Group	Established brands	Hypertension	13	700	713

Galvus Group	Established brands	Type 2 diabetes		692	692

Diovan Group	Established brands	Hypertension	52	561	613

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	427	178	605

Gleevec/Glivec	Established brands	Chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST)	150	411	561

Top 20 brands total			14 952	19 983	34 935

Rest of portfolio			3 007	7 498	10 505

Total net sales from continuing operations			17 959	27 481	45 440

[1] Net sales from continuing operations by location of customer
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Other revenues
(USD millions)	2025	2024	2023

Profit-sharing income	1 341	1 063	941

Royalty income [1]	379	37	87

Milestone income	117	28	45

Other [2]	305	277	147

Total other revenues	2 142	1 405	1 220

1 In 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties from continuing operations
5. Interest expense and other financial income and expense
Interest expense
(USD millions)	2025	2024	2023

Interest expense	-1 004	-871	-730

Interest expense on lease liabilities	-76	-72	-62

Expense arising from discounting long-term liabilities	-72	-68	-66

Capitalized borrowing costs	8	5	3

Total interest expense from continuing operations	-1 144	-1 006	-855

Other financial income and expense
(USD millions)	2025	2024	2023

Interest income	373	568	627

Other financial income [1]	5	92	21

Monetary loss from hyperinflation accounting	-105	-231	-194

Financial expense	-109	-31	-18

Currency result, net	-300	-258	-214

Total other financial income and expense from continuing operations	-136	140	222

[1] 2024 includes USD 78 million realized gain on commodities.
6. Income taxes
Income before taxes
(USD millions)	2025	2024	2023

Switzerland	16 681	10 098	9 719

Foreign [1]	-329	3 542	-596

Income before taxes from continuing operations	16 352	13 640	9 123

[1] Foreign income before taxes from continuing operations includes the elimination of unrealized profit on intercompany-sourced inventory held at year-end. In 2025, foreign income before taxes from continuing operations was impacted by a higher elimination of unrealized profit due to increased intercompany‑sourced inventory on hand at year‑end compared with prior years.

In 2023 foreign income before taxes from continuing operations was impacted by impairment charges on intangible assets other than goodwill.
Current and deferred income tax expense
The significant components of the provision for income taxes from continuing operations are as follows:
(USD millions)	2025	2024	2023

Switzerland	-1 397	-897	-1 136

Foreign	-1 348	-1 486	-1 290

Current income tax expense	-2 745	-2 383	-2 426

Switzerland	-1 150	-245	355

Foreign	1 510	927	1 520

Deferred tax income	360	682	1 875

Income tax expense from continuing operations	-2 385	-1 701	-551

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
The applicable tax rate changes from year to year due to changes in the mix of the Company’s income before taxes and changes in statutory tax rates since it is calculated as the weighted average tax rate based on the income before taxes of each subsidiary.
The main elements contributing to the difference between the Company’s overall applicable tax rate and the effective tax rate are shown in the following table:
(As a percentage)	2025	2024	2023

Applicable tax rate	13.4	12.3	15.0

Effect of disallowed expenditures	0.9	1.6	1.4

Effect of income taxed at reduced rates	-0.2	-0.2	-0.6

Effect of income not subject to tax	-0.1	-0.1	-2.5

Effect of tax credits and allowances	-3.0	-3.2	-3.9

Effect of release of contingent consideration liability	0.0	0.0	-0.3

Effect of tax rate changes on current and deferred tax assets and liabilities	-0.8	0.3	-1.6

Effect of derecognition and reversals of derecognition of deferred tax assets	0.1	1.4	0.9

Effect of write-down of investments in subsidiaries	0.2	-1.2	-3.0

Effect of prior-year items	-0.6	-0.6	0.0

Effect of changes in uncertain tax positions	0.4	-1.8	0.1

Effect of other items [1]	4.3	4.0	0.5

Effective tax rate from continuing operations	14.6	12.5	6.0

[1] 2025 includes the impact to current income tax expenses of Pillar Two tax legislation enacted in Switzerland and other countries (+2.0%) and the tax impact on intercompany transactions (+1.2%)
2024 includes the effect of tax charges related to the expansion of products in the Swiss Patent Box regime (+1.0%) and the effect of a non-deductible impairment of goodwill (+1.7%)
The effective tax rate of Novartis fluctuates primarily as a result of, among other factors, changes in income before taxes between countries with varying statutory tax rates and the effects of disallowed expenditures, income not subject to tax, tax credits and allowances, tax rate changes on cur- rent and deferred tax assets and liabilities, derecognition and reversals of derecognition of deferred tax assets, write-down of investments in subsidiaries, and changes in uncertain tax positions. The table above provides the details of the significant items that impact the comparability of the effective tax rate between years.
On July 4, 2025, the United States enacted Public Law No. 119–21 (commonly referred to as the “One Big Beautiful Bill Act” (“OBBBA”) that contains tax reform provisions. The OBBBA leaves the U.S. corporate tax rate unchanged at 21% and, in addition, among other changes, extends or revises key provisions of the Tax Cuts and Jobs Act (“TCJA”) enacted in 2017, which were set to expire or change at the end of 2025.
Certain provisions of the OBBBA required a revaluation of a deferred tax asset. The impact of the revaluation was not material to the consolidated financial statements. However, given the complexity of tax laws, related regulations, and evolving interpretations, our estimates may require revision as additional information becomes available regarding the application of the OBBBA provisions.
The Basel-Stadt cantonal tax rate change, enacted on March 23, 2025, and effective January 1, 2026, will increase the cantonal tax rate from 6.5% to 8.5% and the blended Swiss cantonal and federal tax rate from 13.04% to 14.53%, impacting the Company’s Basel-Stadt-domiciled operating subsidiaries. The enactment required revaluation of deferred tax assets and liabilities to the new tax rates at the date of enactment. The impact of the deferred tax assets and liabilities revaluation was not material.
In December 2021, the OECD issued model rules for a new global minimum tax framework (Pillar Two). Novartis is within the scope of the OECD Pillar Two model rules. Several governments in countries in which Novartis operates are in the process of enacting or have enacted tax legislation to comply with Pillar Two.
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
On September 4, 2024, Switzerland enacted the Income Inclusion Rule (IIR) effective January 1, 2025, which complements the QDMTT. This IIR imposes a 15% minimum top-up tax on the profits of foreign subsidiaries of Swiss-based multinational companies. In 2025, there was no amounts owed by the Company under the IIR in Switzerland.
Pillar Two tax legislation enacted in jurisdictions where we operate did not have a material impact on the Company’s results of operations, financial position or cash flows in 2025, 2024 and 2023.
For disclosures on income taxes paid in 2025, 2024 and 2023, see Note 23.2.

7. Earnings per share
	2025	2024	2023

Net income attributable to shareholders of Novartis AG (USD millions)

- Continuing operations	13 984	11 941	8 568

- Discontinued operations			6 282

Net income attributable to shareholders of Novartis AG (USD millions)	13 984	11 941	14 850

Number of shares (in millions)
Weighted average number of shares outstanding used in basic earnings per share	1 939	2 018	2 077

Adjustment for assumed exercise of equity-settled compensation plans	16	17	15

Weighted average number of shares in diluted earnings per share	1 955	2 035	2 092

Basic earnings per share (USD)
- Continuing operations	7.21	5.92	4.13

- Discontinued operations			3.02

Total basic earnings per share (USD)	7.21	5.92	7.15

Diluted earnings per share (USD)
- Continuing operations	7.15	5.87	4.10

- Discontinued operations			3.00

Total diluted earnings per share (USD)	7.15	5.87	7.10

Basic earnings per share (EPS) is calculated by dividing net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding in a reporting period. This calculation excludes the average number of issued shares purchased by the Company and held as treasury shares.
For diluted EPS, the weighted average number of shares outstanding is adjusted to assume the vesting of dilutive equity-settled compensation plans.
In 2025, 2024 and 2023, no equity-settled compensation plans were excluded from the calculation of diluted EPS, as all were dilutive.
8. Changes in consolidated statements of comprehensive income
The consolidated statements of comprehensive income include the Company’s net income for the year as well as all other valuation adjustments recorded in the Company’s consolidated balance sheet, which under IFRS Accounting Standards are not recorded in the consolidated income statement. These include fair value adjustments on financial instruments, actuarial gains or losses on defined benefit pension plans, hedging reserves and currency translation effects, all net of taxes.

(USD millions)	Note	Fair value adjustments on financial instruments	Actuarial gains/(losses) from defined benefit plans	Hedging reserves	Cumulative currency translation effects	Total value adjustments attributable to Novartis AG shareholders	Non- controlling interest	Total value adjustments

Value adjustments at December 31, 2022		-198	-4 038		-760	-4 996	-38	-5 034

Fair value adjustments on equity securities, net of taxes of USD -6 million [1]		37				37		37

Net investment hedge, net of taxes of USD 19 million					-50	-50		-50

Defined benefit plans, net of taxes of USD 16 million			-160			-160		-160

Currency translation effects, net of taxes of USD -6 million	8.1				1 373	1 373	2	1 375

Value adjustments recognized through other comprehensive income in 2023		37	-160		1 323	1 200	2	1 202

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD -7 million		1				1		1

Value adjustments related to divestments, net of taxes of USD -4 million		2	27			29		29

Value adjustments recognized through equity in 2023		3	27			30		30

Value adjustments at December 31, 2023		-158	-4 171		563	-3 766	-36	-3 802

Fair value adjustments on equity securities, net of taxes of USD -8 million [1]		64				64		64

Cash flow hedge - losses recognized in other comprehensive income, net of taxes of USD 3 million [2]				-24		-24		-24

Net investment hedge, net of taxes of USD -30 million					91	91		91

Defined benefit plans, net of taxes of USD -343 million			2 024			2 024		2 024

Currency translation effects, net of taxes of USD 6 million	8.1				-1 563	-1 563	-3	-1 566

Value adjustments recognized through other comprehensive income in 2024		64	2 024	-24	-1 472	592	-3	589

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD 8 million		-81				-81		-81

Value adjustments recognized through equity in 2024		-81				-81		-81

Value adjustments at December 31, 2024		-175	-2 147	-24	-909	-3 255	-39	-3 294

Fair value adjustments on equity securities, net of taxes of USD -10 million [1]		39				39		39

Cash flow hedge – losses recognized in other comprehensive income, net of taxes of USD 0 million				2		2		2

Net investment hedge, net of taxes of USD 73 million					-232	-232		-232

Defined benefit plans, net of taxes of USD -174 million			1 155			1 155		1 155

Currency translation effects, net of taxes of USD -134 million	8.1				3 021	3 021	5	3 026

Value adjustments recognized through other comprehensive income in 2025		39	1 155	2	2 789	3 985	5	3 990

Fair value adjustments on equity securities sold, reclassified to retained earnings net of taxes of USD 12 million		-36				-36		-36

Value adjustments recognized through equity in 2025		-36				-36		-36

Value adjustments at December 31, 2025		-172	-992	-22	1 880	694	-34	660

[1] Includes fair value adjustments on equity securities designated as financial assets valued at fair value through other comprehensive income with no subsequent recycling into the consolidated income statement.

[2] Includes USD 1 million that was recycled through the income statement as the hedged item has affected interest expense.

8.1) In 2025, net cumulative currency translation losses of USD 57 million were recycled through the income statement as a result of the divestment of subsidiaries.
In 2024, net cumulative currency translation losses of USD 5 million were recycled through the income statement, as a result of the divestment of subsidiaries.
In 2023, net cumulative currency translation gains of USD 358 million were recycled through the income statement, consisting of USD 357 million as a result of the spin-off of the Sandoz business through a dividend in kind distribution to Novartis AG shareholders (see Note 2), and of USD 1 million as a result of the divestment of subsidiaries.
9. Property, plant and equipment
The following table summarizes the movements of property, plant and equipment during 2025:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

At January 1, 2025

Cost	376	9 526	1 610	9 046	20 558

Accumulated depreciation and impairment	-5	-4 984	-7	-6 104	-11 100

Net book value	371	4 542	1 603	2 942	9 458

At January 1, 2025	371	4 542	1 603	2 942	9 458

Impact of acquisitions applying the optional concentration test		1		3	4

Reclassifications	1	400	-973	572

Additions	34	119	1 058	274	1 485

Disposals and derecognitions	-7	-6	-7	-24	-44

Depreciation charge		-362		-589	-951

Impairment charge	-4	-6	-2	-12	-24

Currency translation effects	41	341	175	297	854

At December 31, 2025	436	5 029	1 854	3 463	10 782

At December 31, 2025

Cost	446	10 746	1 863	10 453	23 508

Accumulated depreciation and impairment	-10	-5 717	-9	-6 990	-12 726

Net book value	436	5 029	1 854	3 463	10 782

Commitments for purchases of property, plant and equipment [1]					683

Capitalized borrowing costs					8

[1] The estimated timing of the commitments for purchase of property, plant and equipment are as follows: 2026: USD 546 million, 2027: USD 117 million and 2028: USD 20 million.

The following table summarizes the movements of property, plant and equipment during 2024:
(USD millions)	Land	Buildings	Construction in progress	Machinery and other equipment	Total

At January 1, 2024

Cost	403	10 147	1 213	9 630	21 393

Accumulated depreciation and impairment	-5	-5 251	-7	-6 616	-11 879

Net book value	398	4 896	1 206	3 014	9 514

At January 1, 2024	398	4 896	1 206	3 014	9 514

Impact of acquisitions of businesses		6		14	20

Reclassifications	1	136	-569	432

Additions	0	73	1 082	229	1 384

Disposals and derecognitions	-4	-35	-19	-58	-116

Depreciation charge		-327		-558	-885

Impairment charge	-5	-13	-3	-27	-48

Reversal of impairment charge				1	1

Currency translation effects	-19	-194	-94	-105	-412

At December 31, 2024	371	4 542	1 603	2 942	9 458

At December 31, 2024

Cost	376	9 526	1 610	9 046	20 558

Accumulated depreciation and impairment	-5	-4 984	-7	-6 104	-11 100

Net book value	371	4 542	1 603	2 942	9 458

Commitments for purchases of property, plant and equipment					770

Capitalized borrowing costs					5

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

Property, plant and equipment is assessed for impairment whenever there is an indication that the balance sheet carrying amount may not be recoverable using cash flow projections over the useful life. Impairment charges and impairment reversals are included in the costs of the functions using the asset or if resulting from a restructuring program in “Other expense” for impairments and in “Other income” for impairment reversals in the consolidated income statement.
The following table shows the property, plant and equipment depreciation charge, impairment charge and reversals of impairment charge for continuing operations for the years ended December 31, 2025, 2024 and 20231:
(USD millions)	2025	2024	2023

Depreciation charge	-951	-885	-916

Impairment charge	-24	-48	-106

Impairment reversals		1	16

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
The following table summarizes the movements of the right-of-use assets:
(USD millions)	2025	2024

Right-of-use assets at January 1	1 415	1 410

Impact of acquisitions and divestments of businesses, net	-1	42

Impact of acquisitions applying the optional concentration test	8

Additions	458	304

Depreciation charge	-276	-257

Impairment reversal/(charge)		1

Lease contract terminations [1]	-103	-36

Currency translation effects	69	-49

Total right-of-use assets at December 31	1 570	1 415

[1] Lease contract terminations also includes modifications to existing leases that result in reductions to the right-of-use assets, and reductions due to sub-leasing.
The following table shows the right-of-use assets carrying value at December 31, 2025 and 2024, and the continuing operations depreciation charge for years 2025, 2024 and 2023, by underlying class of asset1:
(USD millions)	December 31, 2025 carrying value	December 31, 2024 carrying value	Depreciation charge 2025	Depreciation charge 2024	Depreciation charge 2023

Land	466	472	11	11	12

Buildings	777	752	163	153	156

Vehicles	149	133	85	80	80

Machinery and equipment, and other assets	178	58	17	13	11

Total right-of-use assets	1 570	1 415	276	257	259

[1] Note 29 provides disclosure of discontinued operations depreciation charge.

The following table shows the lease liabilities by maturity at December 31, 2025 and 2024:
(USD millions)	Lease liabilities 2025	Lease liabilities undiscounted 2025	Interests for discounting lease liabilities 2025	Lease liabilities 2024	Lease liabilities undiscounted 2024	Interests for discounting lease liabilities 2024

Less than one year	263	300	37	235	291	56

Between one and two years	227	267	40	203	252	49

Between two and three years	165	210	45	168	209	41

Between three and four years	114	156	42	117	153	36

Between four and five years	80	115	35	86	116	30

After five years	1 071	2 299	1 228	994	2 178	1 184

Total lease liabilities	1 920	3 347	1 427	1 803	3 199	1 396

Less current portion of lease liabilities	-263	-300	-37	-235	-291	-56

Non-current portion of lease liabilities	1 657	3 047		1 568	2 908

Commitments for leases not yet commenced [1]		890			123

[1] The 2025 estimated timing of the commitments for leases not yet commenced are as follows: 2026 USD 38 million, 2027 USD 6 million, 2028 USD 23 million, 2029 USD 47 million, 2030 USD 48 million and thereafter USD 728 million.

At December 31, 2025 and 2024, there were no material future cash outflows, including extension options, excluded from the measurement of lease liabilities. The Company’s most material lease with a lease term extension, representing a lease liability value of USD 0.7 billion (2024: USD 0.7 billion), has a determined lease term end date of 2071 (2024: 2071). Non-enforceable extension options of up to 10 years have not been included within the measurement of this lease liability, and do not have a material impact to the carrying value of the lease for either 2025 or 2024. Should the landlord agree to a lease extension, rent will be referenced to the market rates as at the commencement of the extension period.
In 2025, the Company completed one sale and leaseback transaction (2024: two, 2023: two) as part of its facilities strategy. This generated USD 32 million in net cash (2024: USD 9 million, 2023: USD 273 million). This transaction resulted in no lease liability (2024: USD 14 million, 2023: USD 146 million) and USD 1 million in right-of-use assets (2024: USD 2 million, 2023: USD 109 million). Extension options were included where assessed likely to be exercised. The transaction resulted in a net gain of USD 21 million (2024: net loss of USD 10 million, 2023: net gain of USD 18 million).
The following table provides additional disclosures related to continuing operations right-of-use assets and lease liabilities for 2025, 2024 and 2023:
(USD millions)	2025	2024	2023

Interest expense on lease liabilities [1]	76	72	62

Expense on short-term leases	5	7	5

Expense on low-value leases	2	5	6

Total cash outflows for leases	353	336	321

Thereof:

Cash outflows for short-term leases and low-value leases [2]	7	12	11

Payments of interest [3]	65	62	52

Payments of lease liabilities [4]	281	262	258

[1] The weighted average interest rate is 4.1% (2024: 4.0%, 2023: 3.5%).
[2] Cash flows from short-term and low-value leases are included within total net cash flows from operating activities. The portfolio of short-term leases to which the Company is committed to at December 31, 2025, 2024 and 2023, is similar to the portfolio of short-term leases the Company entered into during 2025, 2024 and 2023.

[3] Included within total net cash flows from operating activities
[4] Reported as cash outflows in financing activities net of lease incentives received, if any.
The net investment held and income from subleasing right-of-use assets, as well as income from leasing Novartis property, plant and equipment to third parties were not significant for 2025, 2024, or 2023.

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
The following table summarizes the movements of goodwill and intangible assets other than goodwill in 2025:
	Goodwill	Intangible assets other than goodwill

(USD millions)	Total	In-process research and development	Currently marketed products	Other intangible assets	Total

At January 1, 2025

Cost	25 665	9 621	45 462	5 123	60 206

Accumulated amortization and impairment	-909	-2 399	-28 550	-2 342	-33 291

Net book value	24 756	7 222	16 912	2 781	26 915

At January 1, 2025	24 756	7 222	16 912	2 781	26 915

Impact of acquisitions applying the optional concentration test		3 157			3 157

Reclassifications		-1 386	1 272	114

Additions [1]		1 316	148	789	2 253

Disposals and derecognitions [2]	-1			-4	-4

Amortization charge			-2 750	-767	-3 517

Impairment charge		-313	-25	-219	-557

Currency translation effects	812	435	451	278	1 164

At December 31, 2025	25 567	10 431	16 008	2 972	29 411

At December 31, 2025

Cost	26 586	12 525	49 573	6 185	68 283

Accumulated amortization and impairment	-1 019	-2 094	-33 565	-3 213	-38 872

Net book value	25 567	10 431	16 008	2 972	29 411

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
As at December 31, 2025, the most significant intangible assets within the Currently marketed products category, are Leqvio (acquired through The Medicines Company acquisition) and Zolgensma (acquired through AveXis Inc. acquisition). As at December 31, 2025, the carrying value and remaining amortization period for Leqvio is USD 5.7 billion and 10 years, respectively (2024: USD 6.3 billion and 11 years, respectively) and for Zolgensma USD 3.8 billion and 5 years, respectively (2024: USD 4.5 billion and 6 years, respectively).
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
The Company’s cash-generating unit to which goodwill is allocated, as at December 31, 2025 and 2024, is at the level of the single global operating segment, which is comprised of a group of smaller cash-generating units. The valuation method of the recoverable amount of the operating segment to which goodwill is allocated is based on the fair value less costs of disposal. Any impairment charges are recorded under “Other expense” in the consolidated income statement.
The following assumptions were used in the goodwill impairment testing calculation:
(As a percentage)

Terminal growth rate	1.7

Discount rate (post-tax)	7.5

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

The following table shows the intangible asset amortization charge, impairment charge and reversal of impairment charge for continuing operations for the years ended December 31, 2025, 2024 and 20231:
(USD millions)	2025	2024	2023

Amortization charge	-3 517	-3 457	-3 960

Impairment charge [2]	-557	-1 433	-3 048

Reversal of impairment charge		9

[1] Note 29 provides disclosure of discontinued operations amortization charge and impairment charge.
[2] 2025 impairment charge included the write-down of IPR&D on the cessation of clinical research and clinical development programs, including the clinical development programs AAA602 and AAA802 (USD 0.3 billion).

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

12. Deferred tax assets and liabilities
(USD millions)	Property, plant and equipment	Intangible assets	Pensions and other benefit obligations of employees	Inventories	Tax loss carry- forwards	Other assets, provisions and accruals	Total

Gross deferred tax assets at January 1, 2025	130	2 591	688	2 464	659	2 344	8 876

Gross deferred tax liabilities at January 1, 2025	-334	-4 506	-680	-71		-1 345	-6 936

Net deferred tax balance at January 1, 2025	-204	-1 915	8	2 393	659	999	1 940

At January 1, 2025	-204	-1 915	8	2 393	659	999	1 940

Credited/(charged) to income	-15	343	-46	1 102	-157	-867	360

Credited/(charged) to equity					-109	37	-72

Credited/(charged) to other comprehensive income			-174				-174

Impact of acquisitions applying the optional concentration test					149	31	180

Other movements	-32	53	-40	-13		-161	-193

Net deferred tax balance at December 31, 2025	-251	-1 519	-252	3 482	542	39	2 041

Gross deferred tax assets at December 31, 2025	115	2 634	718	3 589	542	2 460	10 058

Gross deferred tax liabilities at December 31, 2025	-366	-4 153	-970	-107		-2 421	-8 017

Net deferred tax balance at December 31, 2025	-251	-1 519	-252	3 482	542	39	2 041

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							4 620

Deferred tax assets at December 31, 2025							5 438

Deferred tax liabilities at December 31, 2025							-3 397

Net deferred tax balance at December 31, 2025							2 041

Gross deferred tax assets at January 1, 2024	117	2 188	764	2 200	713	2 206	8 188

Gross deferred tax liabilities at January 1, 2024	-310	-4 228	-420	-77		-1 092	-6 127

Net deferred tax balance at January 1, 2024	-193	-2 040	344	2 123	713	1 114	2 061

At January 1, 2024	-193	-2 040	344	2 123	713	1 114	2 061

Credited/(charged) to income	-23	615	9	272	-189	-2	682

Creditied/(charged) to equity					-105	20	-85

Credited/(charged) to other comprehensive income			-343			-9	-352

Impact of acquisitions of businesses	-2	-479			263	-116	-334

Other movements	14	-11	-2	-2	-23	-8	-32

Net deferred tax balance at December 31, 2024	-204	-1 915	8	2 393	659	999	1 940

Gross deferred tax assets at December 31, 2024	130	2 591	688	2 464	659	2 344	8 876

Gross deferred tax liabilities at December 31, 2024	-334	-4 506	-680	-71		-1 345	-6 936

Net deferred tax balance at December 31, 2024	-204	-1 915	8	2 393	659	999	1 940

After offsetting the following amount of deferred tax assets and liabilities within the same tax jurisdiction, the balance amounts to:							4 517

Deferred tax assets at December 31, 2024							4 359

Deferred tax liabilities at December 31, 2024							-2 419

Net deferred tax balance at December 31, 2024							1 940

Deferred tax liabilities have not been recognized for withholding tax and other taxes that would be payable on the remittance of earnings of foreign subsidiaries, insofar as the Company has the ability to control any future reversal and the unremitted earnings are retained in the foreign subsidiaries for reinvestment. The total unremitted earnings retained for reinvestment in the Company’s foreign subsidiaries that would be subject to withholding tax or other taxes if remitted to the Company were estimated to be approximately USD 40 billion in 2025 (2024: USD 39 billion).
The gross value of tax-loss carry-forwards that have or have not been recognized as deferred tax assets, with their expiry dates, is as follows:
(USD millions)	Unrecognized	Recognized	2025 total

One year	133	10	143

Two years	39	10	49

Three years [1]	2 811	150	2 961

Four years	73	844	917

Five years	145	537	682

More than five years [1]	4 607	1 952	6 559

Not subject to expiry	553	603	1 156

Total	8 361	4 106	12 467

[1] Unrecognized losses expiring in three years include USD 2.8 billion attributable to US state capital loss carry-forwards, and those expiring in more than five years include USD 4.5 billion attributable to US state tax loss carry-forwards.

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

(USD millions)	2025	2024	2023

Tax losses carried forward that expired	11	24	8

Deferred tax assets related to carry-forwards of tax losses and tax credits of relevant Company entities are recognized to the extent that it is considered probable that future taxable profits will be available in the respective tax jurisdictions against which such losses and credits can be utilized.
13. Financial and other non-current assets
Financial assets
(USD millions)	2025	2024

Equity securities	724	746

Debt securities	67	53

Fund investments	202	210

Total financial investments	993	1 009

Long-term receivables from finance subleases	52	54

Other long-term receivables	403	179

Contingent consideration receivables [1]	758	671

Long-term loans, advances and security deposits	142	102

Total financial assets	2 348	2 015

[1] Note 28 provides additional disclosures related to contingent consideration.
Other non-current assets
(USD millions)	2025	2024

Deferred compensation plans	541	479

Prepaid post-employment benefit plans [1]	4 225	2 604

Other non-current assets	509	422

Total other non-current assets	5 275	3 505

[1] Note 24 provides additional disclosures related to post-employment benefits.

14. Inventories
(USD millions)	2025	2024

Raw material, consumables	975	843

Work in progress	3 964	3 448

Finished products	1 330	1 432

Total inventories	6 269	5 723

The following table shows the amount of inventory recognized as an expense in “Cost of goods sold” in the consolidated income statements from continuing operations:
(USD billions)	2025	2024	2023

Cost of goods sold	-6.6	-6.3	-5.8

The following table shows the recognized amount of inventory provision and reversals of inventory provision recorded in the consolidated income statements from continuing operations:
(USD millions)	2025	2024	2023

Inventory provisions	-532	-526	-467

Reversals of inventory provisions	160	156	111

The reversals mainly result from the release of products initially requiring additional quality control inspections and from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received.
15. Trade receivables
(USD millions)	2025	2024

Total gross trade receivables	8 989	7 481

Provisions for doubtful trade receivables	-52	-58

Total trade receivables	8 937	7 423

The following table shows the trade receivables that are not overdue as specified in the payment terms and conditions established with Novartis customers, as well as an analysis of overdue amounts and related provisions for doubtful trade receivables:
(USD millions)	2025	2024

Not overdue	8 564	7 138

Past due for not more than one month	99	134

Past due for more than one month but less than three months	130	95

Past due for more than three months but less than six months	85	37

Past due for more than six months but less than one year	45	24

Past due for more than one year	66	53

Provisions for doubtful trade receivables	-52	-58

Total trade receivables	8 937	7 423

Trade receivable balances represent amounts due from our customers, which are mainly drug wholesalers, retailers, private health systems, government agencies, managed care providers, pharmacy benefit managers and government-supported healthcare systems. In particular, the Company monitors the level of trade receivables in countries deemed to have an elevated credit risk. The Company considers macroeconomic environment, historical experience, and country and political risk, in addition to other relevant information when assessing risk. These risk factors are monitored regularly to determine any adjustments in risk classification. The majority of the past due trade receivables from elevated credit risk countries are due from local governments or from government-funded entities. Deteriorating credit and economic conditions as well as other factors in these elevated credit risk countries have resulted in, and may continue to result in, an increase in the average length of time that it takes to collect these trade receivables, and may require the Company to re-evaluate the expected credit loss amount of these trade receivables in future periods. At December 31, 2025, amounts past due for more than one year are not significant in elevated credit risk countries.
Total trade receivables are denominated in the following major currencies:
(USD millions)	2025	2024[1]

US dollar (USD)	4 335	3 698

Euro (EUR)	1 273	1 144

Japanese yen (JPY)	536	470

Russian ruble (RUB)	347	212

Chinese yuan (CNY)	290	172

British pound (GBP)	230	191

Brazilian real (BRL)	188	130

Swiss franc (CHF)	74	54

Canadian dollar (CAD)	62	50

Other currencies	1 602	1 302

Total trade receivables	8 937	7 423

[1] In 2025, Australian dollar (AUD) is no longer designated as a major currency. The 2024 trade receivables denominated in AUD have been reclassified to other currencies to conform with 2025 presentation.

16. Marketable securities, time deposits, derivative financial instruments, and cash and cash equivalents
Marketable securities, time deposits and derivative financial instruments
(USD millions)	2025	2024

Time deposits and short-term investments with original maturity more than 90 days	98	1 892

Derivative financial instruments	57	106

Total marketable securities, time deposits and derivative financial instruments	155	1 998

As at December 31, 2024, the vast majority of time deposits and short-term investments with an original maturity of more than 90 days was denominated in USD.
Cash and cash equivalents
(USD millions)	2025	2024

Current accounts	2 579	2 585

Time deposits and short-term investments with original maturity less than 90 days	8 856	8 874

Total cash and cash equivalents	11 435	11 459

17. Other current assets
(USD millions)	2025	2024

VAT receivable	550	478

Prepaid expenses	1 153	985

Contingent consideration receivable [1]	101	120

Other receivables	1 141	1 097

Other current assets	514	288

Total other current assets	3 459	2 968

[1] Note 28 provides additional disclosures related to contingent consideration.

18. Equity
The following table shows the movement in the share capital:
(USD millions)	Jan 1, 2023	Movement in year	Dec 31, 2023	Movement in year	Dec 31, 2024	Movement in year	Dec 31, 2025

Share capital [1]	890	-65	825	-32	793	-27	766

Treasury shares	-92	51	-41	-12	-53	3	-50

Outstanding share capital	798	-14	784	-44	740	-24	716

 1  At December 31, 2025, 2024 and 2023, the Novartis AG share capital consists of registered shares with a nominal value of CHF 0.49 each. Prior to the 2023 capital decrease (see Note 18.6), Novartis AG share capital consisted of registered shares with a nominal value of CHF 0.50 each. No authorized and conditional capital exists.

The following table shows the movement in shares:
	2025			2024			2023

Number of outstanding shares (in thousands)	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares	Total Novartis shares	Total treasury shares[1]	Total outstanding shares

Balance at beginning of year	2 189 931	-214 842	1 975 089	2 277 478	-233 444	2 044 034	2 403 721	-284 112	2 119 609

Shares canceled for capital reduction [2]	-77 509	77 509		-87 547	87 547		-126 243	126 243

Shares acquired to be canceled [3]		-77 602	-77 602		-77 509	-77 509		-87 547	-87 547

Other share purchases [4]		-1 713	-1 713		-1 245	-1 245		-1 579	-1 579

Exercise of options and employee transactions [5]								2 791	2 791

Equity-based compensation plans [5]		12 233	12 233		9 668	9 668		10 470	10 470

Shares delivered to Sandoz employees		145	145		141	141		290	290

Total movements	-77 509	10 572	-66 937	-87 547	18 602	-68 945	-126 243	50 668	-75 575

Balance at end of year	2 112 422	-204 270	1 908 152	2 189 931	-214 842	1 975 089	2 277 478	-233 444	2 044 034

[1] Approximately 75.4 million treasury shares (2024: 86.0 million; 2023: 93.8 million) are held in Novartis entities that restrict their availability for use.
[2] Novartis reduced its share capital by canceling shares that were repurchased on the SIX Swiss Exchange second trading line during previous years.
[3] Shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2022 Annual General Meeting (AGM), the additional CHF 10 billion authority approved at the 2023 AGM and the additional CHF 10 billion authority approved at the 2025 AGM. Since May 15, 2025, the share repurchases are executed under the authority approved at the 2025 AGM as all earlier authorizations are fully exhausted.

[4] Shares acquired from employees, which were previously granted to them under the respective equity-based compensation plans
[5] Shares delivered as a result of options being exercised and physical share deliveries related to equity-based compensation plans. See Note 18.8.
18.1) The amount available for distribution as a dividend to shareholders is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligations.
	2025	2024	2023

Dividend per share (in CHF)	3.50	3.30	3.20

Total dividend payment (in USD billion)	7.8	7.6	7.3

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

The following table summarizes the treasury shares movements:
		2025		2024		2023

	Note	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m	Number of outstanding shares (in millions)	Equity impact USD m

Shares acquired to be canceled [1]		-77.60	-8 947	-77.51	-8 316	-87.55	-8 369

Other share purchases [2]		-1.71	-175	-1.25	-134	-1.58	-148

Purchase of treasury shares		-79.31	-9 122	-78.76	-8 450	-89.13	-8 517

Exercise of options and employee transactions [3]	18.8					2.79	146

Equity-based compensation plans [4]		12.23	1 157	9.67	1 060	10.47	904

Shares delivered to Sandoz employees		0.14	12	0.14	12	0.29	30

Total		-66.94	-7 953	-68.95	-7 378	-75.58	-7 437

[1] Shares repurchased on the SIX Swiss Exchange second trading line under the CHF 10 billion share buyback authority approved at the 2022 Annual General Meeting (AGM), the additional CHF 10 billion authority approved at the 2023 AGM and the additional CHF 10 billion authority approved at the 2025 AGM. Since May 15, 2025, the share repurchases are executed under the authority approved at the 2025 AGM as all earlier authorizations are fully exhausted.

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

18.3) Changes in non-controlling interests represent the impact on the non-controlling interest of transactions with minority shareholders, such as acquisitions of businesses, change in ownership percentage, dividend payments and other equity transactions.
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
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.
The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025. In July 2025, Novartis amended and restated the arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback.
Novartis is able to cancel this amended and restated arrangement at any time but may be subject to a 90-day waiting period. As of December 31, 2025, 2024 and 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2025, 2024 and 2023.
18.8) At December 31, 2025, 2024 and 2023, there were no written call options outstanding.

19. Non-current financial debts
(USD millions)	2025	2024

Straight bonds	27 131	24 112

Floating rate bond	798

Other bonds [1]	500	523

Total bonds	28 429	24 635

Other financial debts	300	87

Total, including current portion of non-current financial debts	28 729	24 722

Less current portion of non-current financial debts	-794	-3 356

Total non-current financial debts	27 935	21 366

[1] Average interest rate during the year 2025: 5.3% (2024: 5.3%)
All bonds are initially recorded at the amount of proceeds received, net of transaction costs. They are subsequently carried at amortized cost, with the difference between the proceeds, net of transaction costs, and the amount due on redemption being recognized as a charge to the consolidated income statement over the period of the relevant bond. Financial debts, including current financial debts, contain only general default covenants. The Company is in compliance with these covenants.
The percentage of fixed-rate financial debts to total financial debts was 83% as at December 31, 2025 (December 31, 2024: 84%).
The average interest rate on total financial debts in 2025 was 3.3% (2024: 3.2%).
Note 28 contains a maturity table of the Company’s future contractual interest payments commitments.

The following table provides a breakdown of straight and floating rate bonds:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	2025 (USD millions)	2024 (USD millions)

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	492	491

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 829	1 828

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	704	624

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%		553

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	694	609

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	410	360

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%		1 748

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 224	1 223

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	584	518

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	998	997

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	704	624

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	879	779

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	874	774

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%		1 000

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 249	1 248

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 496	1 496

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 218	1 217

0.000% [1]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	2 165	1 918

1.600%	CHF	650	2024	2027	Novartis AG, Basel, Switzerland	100.138%	819	719

1.650%	CHF	435	2024	2031	Novartis AG, Basel, Switzerland	100.148%	548	481

1.750%	CHF	645	2024	2034	Novartis AG, Basel, Switzerland	100.229%	813	714

1.850%	CHF	280	2024	2040	Novartis AG, Basel, Switzerland	100.268%	353	310

1.850%	CHF	190	2024	2049	Novartis AG, Basel, Switzerland	100.149%	239	210

3.800%	USD	1 000	2024	2029	Novartis Capital Corporation, New York, United States	99.757%	996	995

4.000%	USD	850	2024	2031	Novartis Capital Corporation, New York, United States	99.565%	844	844

4.200%	USD	1 100	2024	2034	Novartis Capital Corporation, New York, United States	99.282%	1 089	1 088

4.700%	USD	750	2024	2054	Novartis Capital Corporation, New York, United States	99.936%	744	744

SOFR + 0.52% [2]	USD	800	2025	2028	Novartis Capital Corporation, New York, United States	100.000%	798

3.900%	USD	700	2025	2028	Novartis Capital Corporation, New York, United States	99.978%	699

4.100%	USD	1 750	2025	2030	Novartis Capital Corporation, New York, United States	99.700%	1 741

4.300%	USD	925	2025	2032	Novartis Capital Corporation, New York, United States	99.409%	917

4.600%	USD	925	2025	2035	Novartis Capital Corporation, New York, United States	99.564%	918

5.200%	USD	350	2025	2045	Novartis Capital Corporation, New York, United States	99.889%	348

5.300%	USD	550	2025	2055	Novartis Capital Corporation, New York, United States	99.464%	543

Total straight and floating rate bonds							27 929	24 112

[1] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of December 31, 2025, these 2025 Patient Access Targets have been met and there will therefore be no coupon step-up.

[2] The coupon of the USD 800 million floating rate bond issued in 2025 is based on compounded USD Secured Overnight Financing Rate (SOFR) plus 0.52%, with quarterly coupon reset.

The following tables provide a breakdown of total non-current financial debts, including current portion by maturity and currency:
Breakdown by maturity:
(USD millions)	2025	2024

2025		3 356

2026	794	678

2027	3 834	3 645

2028	4 434	2 495

2029	1 761	1 666

2030	4 182	2 276

After 2030	13 724	10 606

Total	28 729	24 722

Breakdown by currency:
(USD millions)	2025	2024

US dollar (USD)	18 778	15 495

Euro (EUR)	5 911	5 238

Swiss franc (CHF)	3 876	3 956

Others	164	33

Total	28 729	24 722

The following table shows the comparison of balance sheet carrying value and fair value of total non-current financial debts, including current portion:
(USD millions)	2025 Balance sheet	2025 Fair values	2024 Balance sheet	2024 Fair values

Straight and floating rate bonds	27 929	26 635	24 112	22 504

Others	800	800	610	610

Total	28 729	27 435	24 722	23 114

The fair values of straight and floating rate bonds are determined by quoted market prices. Other financial debts are recorded at notional amounts, which are a reasonable approximation of the fair values.
20. Provisions and other non-current liabilities
(USD millions)	2025	2024

Accrued liability for employee benefits:
Defined benefit pension plans [1]	1 635	1 571

Other long-term employee benefits and deferred compensation	692	591

Other post-employment benefits [1]	237	311

Environmental remediation provisions	534	486

Provisions for product liabilities, governmental investigations and other legal matters	78	75

Contingent consideration [2]	452	527

Other non-current liabilities	505	514

Total provisions and other non-current liabilities	4 133	4 075

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

Environmental remediation provisions
The following table shows the movements in the environmental liability provisions:
(USD millions)	2025	2024	2023

January 1	498	538	588

Provisions related to discontinued operations [1]			-53

Cash payments	-9	-4	-4

Releases of provisions	-3	- 32	-54

Additions to provisions		30	14

Currency translation effects	67	-34	47

December 31	553	498	538

Less current provision	-19	-12	-20

Non-current environmental remediation provisions at December 31	534	486	518

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
The expected timing of the related cash outflows as of December 31, 2025, is currently projected as follows:
(USD millions)	Expected cash outflows

Due within two years	54

Due later than two years, but within five years	205

Due later than five years, but within 10 years	221

Due after 10 years	73

Total environmental remediation provisions	553

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

Summary of significant legal proceedings
The following is a summary of significant legal proceedings to which Novartis or its subsidiaries are currently a party, or were a party and that concluded in 2025.
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
Lucentis/Avastin® matters
In 2019, the French Competition Authority (FCA) issued a Statement of Objections against Novartis entities, alleging anti-competitive practices on the French market from 2008 to 2013. In 2020, the FCA issued a decision finding that the Novartis entities had infringed competition law by abusing a dominant position and imposing a fine equivalent to approximately USD 452 million. Novartis paid the fine and appealed the FCA’s decision. In February 2023, the Paris Court of Appeal (Court) overturned the FCA’s decision which triggered the reimbursement of the originally paid fine (recorded as “Other income” in the Company’s consolidated income statement), and, in March 2023, the FCA appealed the Court’s decision. In June 2025, France’s Supreme Court overturned the Court’s decision and sent the case back to the Court for further proceedings. As a result of the June 2025 ruling, the Company recorded a provision of USD 443 million as “Other expense.” The FCA has re-imposed its original fine on Novartis pending appeal, which Novartis has paid. Novartis is the subject of similar investigations and proceedings involving the competition authority in Greece and is currently in an appeal process in Türkiye. Novartis continues to vigorously contest all claims.
Greece investigation
The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State filed an appeal. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the US Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court issued its decision rejecting the claims of the Greek State, which the Greek State appealed in October 2025. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.
340B Drug Pricing Program litigation
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program.
In addition, in 2021 and 2023, two medical centers ﬁled Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. In 2025, HRSA informed NPC that it found no overcharge in either case and dismissed the petitions.
Inflation Reduction Act (IRA) litigation
In 2023, following the U.S. government’s selection of Entresto for the ﬁrst round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC ﬁled a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC appealed to the Third Circuit and in September 2025, the Third Circuit affirmed. In January 2026, NPC petitioned the U.S. Supreme Court to review the Third Circuit’s decision. That petition is pending.
Product liability litigation
Tasigna
NPC is a defendant in more than 400 US product liability actions involving Tasigna, alleging that the product caused various cardiovascular effects and that NPC failed to provide adequate warnings about those alleged side effects. State court actions are pending in a multicounty litigation in Bergen County, New Jersey, and federal cases are pending in a multidistrict litigation in the Middle District of Florida. Most of the cases have been resolved through voluntary dismissals, pre-trial motion practice, or through extra-judicial resolution. NPC will vigorously contest the remaining claims.
Concluded legal matters
Shareholder derivative lawsuit
In 2021, NPC, Sandoz Inc., Novartis Capital Corporation and certain present and former directors and officers of Novartis were named as defendants, and Novartis was named as a nominal defendant, in a purported shareholder derivative lawsuit filed in New York State Court.

The plaintiffs, derivatively as purported Novartis shareholders on behalf of Novartis, sought damages and other remedies based on alleged conduct by the corporate and individual defendants. In 2022, the court granted Novartis motion to dismiss the lawsuit, which the plaintiffs appealed. In July 2025, the plaintiffs dismissed their appeal, concluding this matter.
Summary of product liability, governmental investigations and other legal matters provision movements
(USD millions)	2025	2024	2023

January 1	164	124	702

Provisions related to discontinued operations [1]			-97

Cash payments	-526	-102	-448

Releases of provisions	-13	-12	-219

Additions to provisions	517	160	170

Currency translation effects	5	-6	16

December 31	147	164	124

Less current portion	-69	-89	-42

Non-current product liabilities, governmental investigations and other legal matters provisions at December 31	78	75	82

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
21. Current financial debts and derivative financial instruments
(USD millions)	2025	2024

Bank and other financial debts [1]	682	642

Commercial paper	4 045	4 091

Current portion of non-current financial debts	794	3 356

Derivative financial instruments	81	143

Total current financial debts and derivative financial instruments	5 602	8 232

[1] Weighted average interest rate during the year 2025: 20.2% (2024: 20.8%)
The carrying amounts of current financial debts, other than the current portion of non-current financial debts, approximate the estimated fair value due to the short-term nature of these instruments.
Details on commercial papers and short-term borrowings are provided under “Liquidity risk” in Note 28.

22. Provisions and other current liabilities
(USD millions)	2025	2024[1]

Provisions for deductions from revenue	7 809	7 004

Accruals for compensation and benefits, including social security	2 251	2 181

Accruals for royalties	1 234	1 099

Accrued expenses	1 045	901

Accruals for taxes other than income taxes	612	626

Restructuring provisions	332	424

Contingent consideration [2]	215	281

Accrued interests on financial debts	201	169

Other provisions and other current liabilities	1 289	1 369

Total provisions and other current liabilities	14 988	14 054

[1] In 2025, certain previously disclosed provisions and current liabilities items were included within the line Other provisions and other current liabilities. 2024 was reclassified to conform with 2025 presentation.

[2] Note 28 provides additional disclosures related to contingent consideration.
Provisions are based upon management’s best estimate and adjusted for actual experience. Such adjustments to historic estimates have not been material.
Provisions for deductions from revenue
The following table shows the movement of the provisions for deductions from revenue:
(USD millions)	2025	2024	2023

January 1	7 004	6 315	6 732

Provisions related to discontinued operations [1]			-1 415

Effect of currency translation and business acquisitions and divestments	348	-197	68

Payments/utilizations	-24 944	-19 829	-16 703

Adjustments of prior years charged to income statement	-389	-315	-206

Current year income statement charge	25 818	21 157	17 798

Change in provisions offset against gross trade receivables	-28	-127	41

December 31	7 809	7 004	6 315

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

Restructuring provisions movements
(USD millions)	2025	2024	2023

January 1	424	703	1 131

Provisions related to discontinued operations [1]			-51

Additions to provisions	364	362	658

Cash payments	-403	-514	-816

Releases of provisions	-58	-100	-193

Transfers	-32		- 57

Currency translation effects	37	-27	31

December 31	332	424	703

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
In 2025, additions to provisions of USD 364 million were mainly related to initiatives to streamline business processes and organizational structures, and to focus resources on priority brands.
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
(USD millions)	2025	2024	2023

Depreciation, amortization and impairments on:
Property, plant and equipment	975	932	1 006

Right-of-use assets	276	256	263

Intangible assets	4 074	4 881	7 008

Financial assets [1]	-50	45	106

Change in provisions and other non-current liabilities	1 083	696	61

Losses/(gains) on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	116	-74	-180

Equity-settled compensation plans	1 096	1 044	865

Loss from associated companies	12	38	13

Income taxes	2 385	1 701	551

Net financial expense	1 280	866	633

Other	-18	-153	43

Total	11 229	10 232	10 369

[1] Includes fair value changes
In 2025, other than through acquisitions applying the optional concentration test, there were no additions to intangible assets with deferred payments.
For 2024 and 2023, other than through business combinations, there were no additions to intangible assets with deferred payments.
In 2025, there were USD 458 million (2024: USD 304 million; 2023: USD 421 million) additions to right-of-use assets recognized.

23.2) Total amount of income taxes paid
In 2025, income taxes paid by continuing operations and the total Company were USD 2 562 million (discontinued operations were nil).
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
23.3) Cash flows from changes in working capital and other operating cash flow items included in the net cash flows from operating activities from continuing operations
(USD millions)	2025	2024	2023

Decrease/(increase) in inventories	34	-225	-546

Increase in trade receivables	-1 124	-931	-1 504

(Decrease)/increase in trade payables	-273	-105	479

Change in other current and non-current assets	-461	-502	-125

Change in other current liabilities	247	1 057	1 327

Total	-1 577	-706	-369

23.4) Cash flows related to acquisitions of businesses from continuing operations
The following table is a summary of the cash flow impact of acquisitions of businesses:
(USD millions)	Note	2025	2024	2023

Total purchase consideration for business combinations	2		-4 629	-3 925

Acquired cash and cash equivalents			242	226

Fair value of previously held equity interests				26

Contingent consideration payables, net		-147	377	146

Payments, deferred considerations and other adjustments, net			-8	-34

Acquisitions of businesses [1]		-147	-4 018	-3 561

[1] 2024 included the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 2 for further information. Also included in 2024 is a payment of EUR 53 million (USD 58 million) in relation to the MorphoSys acquisition.

Note 2 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All considerations paid for acquisitions were in cash.
23.5) Cash flows related to acquisitions by applying the optional concentration test from continuing operations
In 2025, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test (resulting in the transaction being accounted for as assets separately acquired rather than a business combination within the meaning of IFRS Accounting Standards) amounted to USD 2.8 billion, net of cash and cash equivalents acquired of USD 320 million. In 2024 and 2023 there were no acquisitions where the Company elected to apply the optional concentration test.
Note 2 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All considerations paid for acquisitions were in cash.

23.6) Cash flows related to divestments of businesses from continuing operations
Cash flows related to divestments of businesses from continuing operations were not material. All considerations received from divestments were in cash.
23.7) Reconciliation of liabilities arising from financing activities
	2025			2024			2023

(USD millions)	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities	Financial debts	Derivative financial instruments	Lease liabilities

January 1	29 455	143	1 803	24 520	91	1 828	26 120	55	1 789

Financial debts, derivative financial instruments and lease liabilities related to discontinued operations [1]							-214	-1	-98

Proceeds from non-current financial debts	6 098			6 143

Repayments of the current portion of non-current financial debts [2]	-3 392			-2 160			-2 223

Change in current financial debts	5			958			546

Repayments of other current financial debts				-289

Payments of lease liabilities			-281			-262			-258

Interest payments for amounts included in lease liabilities classified as cash flows from operating activities			-65			-62			-52

New, modified and terminated leases, net			300			241			349

Impact of acquisitions and divestments of businesses, net	-24		-1	852		42			51

Impact of acquisitions applying the optional concentration test			8

Changes in fair values, lease interest and other changes, net	90	-62	77	-8	52	72	-2	37	28

Amortization of bonds discount	40			33			17

Currency translation effects	1 184		79	-594		-56	276		19

December 31	33 456	81	1 920	29 455	143	1 803	24 520	91	1 828

Non-current [3]	27 935		1 657	21 366		1 568	18 436		1 598

Current [3]	5 521	81	263	8 089	143	235	6 084	91	230

[1] Represents the financial debts, derivative financial instruments and lease liabilities at January 1, 2023 related to the Sandoz business reported as discontinued operations. Notes 1, 2 and 29 provide disclosures related to discontinued operations.

[2] Repayments of the current portion of non-current financial debts were only recorded in the consolidated statements of cash flows from continuing operations.
[3] Note 10 provides additional disclosures related to lease liabilities, Note 19 provides additional disclosures related to non-current financial debts, and Note 21 provides additional disclosures related to current financial debts and derivative financial instruments.

24. Post-employment benefits for employees
Defined benefit plans
In addition to the legally required social security schemes, the Company has numerous independent pension and other post-employment benefit plans. In most cases, these plans have externally administered funding in entities that are legally separate from the Company. For certain Company entities, however, no independent plan assets exist for the pension and other post-employment benefit obligations of employees. In these cases, the related unfunded liability is included in the balance sheet. The defined benefit obligations (DBOs) of all major pension and other post-employment benefit plans are reappraised annually by independent actuaries using the projected unit credit method. Plan assets are recognized at fair value.
The major plans are based in Switzerland, the United States, the United Kingdom and Germany, which represent 96% (2024: 96%) of the Company’s total DBO for pension plans. Details of the plans in the two most significant countries, Switzerland and the United States, which represent 85% (2024: 85%) of the Company’s total DBO for post-employment benefit plans, are provided below.
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

The following tables are a summary of the funded and unfunded defined benefit obligation for pension and other post-employment benefit plans of employees at December 31, 2025 and 2024:
	Pension plans		Other post-employment benefit plans

(USD millions)	2025	2024	2025	2024

Benefit obligation at January 1	17 775	19 037	392	440

Current service cost	292	259	8	9

Interest cost	365	398	22	23

Past service costs and settlements	63	-85	-23	12

Administrative expenses	26	24

Remeasurement (gains)/losses arising from changes in financial assumptions [1]	-587	431	7	-10

Remeasurement (gains)/losses arising from changes in demographic assumptions		-98	-7

Experience-related remeasurement losses/(gains)	273	76	-41	-43

Currency translation effects	1 988	-1 065	7	-13

Benefit payments	-1 428	-1 373	-31	-26

Contributions of employees	177	176

Effect of acquisitions, divestments or transfers	28	-5

Benefit obligation at December 31	18 972	17 775	334	392

Fair value of plan assets at January 1	18 868	19 934	81	71

Interest income	333	369	4	3

Return on plan assets excluding interest income	960	682	12	7

Currency translation effects	2 297	-1 187

Novartis contributions	418	381	31	26

Contributions of employees	177	176

Settlements		-110

Benefit payments	-1 428	-1 373	-31	-26

Effect of acquisitions, divestments or transfers	-3	-4

Fair value of plan assets at December 31	21 622	18 868	97	81

Funded status	2 650	1 093	-237	-311

Limitation on recognition of fund surplus at January 1	-60	-2 167

Change in limitation on recognition of fund surplus [2]	2	2 034

Currency translation effects		100

Interest income on limitation of fund surplus	-2	-27

Limitation on recognition of fund surplus at December 31	-60	-60

Net asset/(liability) in the balance sheet at December 31	2 590	1 033	-237	-311

[1] The remeasurement (gains)/losses arising from changes in the financial assumptions is driven mainly by changes in the actuarial discount rates used to determine the benefit obligation.
[2] As at December 2024, the limitation on recognition of fund surplus (the asset ceiling) on pension plans in Switzerland that was recognized in 2023 was no longer required to be applied and therefore was reversed in 2024.

The reconciliation of the net asset/(liability) from January 1 to December 31 is as follows:
	Pension plans		Other post-employment benefit plans

(USD millions)	2025	2024	2025	2024

Net asset/(liability) at January 1	1 033	-1 270	-311	-369

Current service cost	-292	-259	-8	-9

Net interest expense	-34	-56	-18	-20

Administrative expenses	-26	-24

Past service costs and settlements	-63	-25	23	-12

Remeasurements	1 274	273	53	60

Currency translation effects	309	-22	-7	13

Novartis contributions	418	381	31	26

Effect of acquisitions, divestments or transfers	-31	1

Change in limitation on recognition of fund surplus [1]	2	2 034

Net asset/(liability) at December 31	2 590	1 033	-237	-311

Amounts recognized in the consolidated balance sheet

Prepaid post-employment benefit plans	4 225	2 604

Accrued liability for defined benefit pension plans	-1 635	-1 571	-237	-311

[1] As at December 2024, the limitation on recognition of fund surplus (the asset ceiling) on pension plans in Switzerland that was recognized in 2023 was no longer required to be applied and therefore was reversed in 2024.

The following table shows a breakdown of the DBO for pension plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2025				2024

(USD millions)	Switzerland	United States	Rest of the world	Total	Switzerland	United States	Rest of the world	Total

Benefit obligation at December 31	13 820	2 408	2 744	18 972	12 843	2 374	2 558	17 775

Thereof unfunded		498	437	935		501	378	879

By type of member

Active	5 823	237	705	6 765	5 447	259	652	6 358

Deferred pensioners		782	767	1 549		743	824	1 567

Pensioners	7 997	1 389	1 272	10 658	7 396	1 372	1 082	9 850

Fair value of plan assets at December 31	17 831	1 784	2 007	21 622	15 225	1 746	1 897	18 868

Funded status	4 011	-624	-737	2 650	2 382	-628	-661	1 093

The following table shows a breakdown of the DBO for other post-employment benefit plans by geography and type of member, and the breakdown of plan assets into the geographical locations in which they are held:
	2025			2024

(USD millions)	United States	Rest of the world	Total	United States	Rest of the world	Total

Benefit obligation at December 31	245	89	334	314	78	392

Thereof unfunded	148	89	237	233	78	311

By type of member

Active	47	11	58	28	10	38

Pensioners	198	78	276	286	68	354

Fair value of plan assets at December 31	97		97	81		81

Funded status	-148	-89	-237	-233	-78	-311

The following table shows the principal weighted average actuarial assumptions, for the major plans, used for calculating defined benefit plans and other post-employment benefits of employees:
	Pension plans			Other post-employment benefit plans

	2025	2024	2023	2025	2024	2023

Weighted average assumptions used to determine benefit obligations at December 31
Discount rate	2.1%	1.9%	2.2%	5.2%	5.5%	5.5%

Expected rate of pension increase	0.3%	0.3%	0.3%

Expected rate of salary increase	2.3%	2.6%	3.0%

Interest on savings account	2.0%	2.0%	1.3%

Current average life expectancy for a 65-year-old male in years	22	22	22	21	21	21

Current average life expectancy for a 65-year-old female in years	24	24	24	23	23	23

Changes in the aforementioned actuarial assumptions can result in volatility in the accounting for the Company’s pension plans in the consolidated financial statements. This can result in substantial changes in the Company’s other comprehensive income, long-term liabilities and other non-current assets.
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
The following table shows the sensitivity of the defined benefit pension obligation to the principal actuarial assumptions for the major plans in Switzerland, the United States, the United Kingdom and Germany on an aggregated basis:
(USD millions)	Change in 2025 year-end defined benefit pension obligation	Change in 2024 year-end defined benefit pension obligation

25 basis point increase in discount rate	-501	-484

25 basis point decrease in discount rate	528	511

One-year increase in life expectancy	638	611

25 basis point increase in rate of pension increase	344	329

25 basis point decrease in rate of pension increase	-53	-52

25 basis point increase of interest on savings account	45	43

25 basis point decrease of interest on savings account	-44	-41

25 basis point increase in rate of salary increase	40	41

25 basis point decrease in rate of salary increase	-41	-41

The healthcare cost trend rate assumptions used for other post-employment benefits in the US are as follows:
	2025	2024	2023

Healthcare cost trend rate assumed for next year	6.3%	6.5%	6.3%

Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%

Year that the rate reaches the ultimate trend rate	2033	2033	2031

The following table shows the fair value of plan asset allocation of funded defined benefit pension plans at December 31, 2025 and 2024 on an aggregated basis:
(USD millions)	2025	2024

Equity securities	5 771	5 052

Debt securities	6 885	6 309

Real estate	4 284	3 775

Alternative investments	3 681	3 167

Cash and cash equivalents and other investments	1 001	565

Total	21 622	18 868

Cash and cash equivalents and most of the equity and debt securities have a quoted market price in an active market. Real estate, alternative investments (comprising hedge funds investments (approximately 64% in 2025; 66% 2024), infrastructure investments (approximately 33% in 2025; 31% in 2024), and private equity investments (approximately 3% in both 2025 and 2024)) and other investments (comprising mainly diversified investment funds and insurance contracts) generally have a quoted market price or a regularly updated net asset value.
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
	December 31, 2025	December 31, 2024

Investment in shares of Novartis AG

Number of shares (in millions)	2.3	2.3

Market value (in USD billions)	0.3	0.2

The weighted average duration of the major plans defined benefit pension obligation is 11.6 years (2024: 12.0 years).
The Company’s ordinary contribution to the various pension plans is based on the rules of each plan. Additional contributions are made whenever this is required by statute or law (i.e., usually when statutory funding levels fall below predetermined thresholds). None of the major plans are foreseen to require additional funding in the next year, as statutory funding levels remain above the predetermined thresholds.
The expected future cash flows over the upcoming 10 years in respect of pension and other post-employment benefit plans at December 31, 2025, were as follows:
(USD millions)	Pension plans	Other post- employment benefit plans

Company contributions

2026 (estimated)	394	27

Expected future benefit payments

2026	1 631	28

2027	1 380	29

2028	1 272	30

2029	1 228	30

2030	1 188	30

2031–2035	5 510	142

Defined contribution plans
In many subsidiaries, employees are covered by defined contribution plans. Contributions charged to the consolidated income statement for continuing operations for the defined contribution plans were:
(USD millions)	2025	2024	2023

Contributions for defined contribution plans continuing operations	556	556	477

The Company’s total personnel costs for continuing operations amounted to USD 13.2 billion in 2025 (2024: USD 12.7 billion; 2023: USD 12.7 billion).

25. Equity-based participation plans for employees
The equity-based compensation expense from continuing operations related to all equity-based participation plans, and the liabilities arising from equity-based payment transactions were as follows:
(USD millions)	2025	2024	2023

Expense related to equity-based participation plans	1 330	1 307	1 142

Of which

Equity settled [1]	1 096	1 044	865

Cash settled	234	263	277

Accrued share-based payments	253	262	322

[1] Includes voluntary payroll deductions on Novartis Employee Share Purchase Plan of USD 140 million (2024: USD 112 million, 2023: USD 71 million).
Equity-based participation plans can be separated into the following plans:
Annual Incentive
Starting in 2024, at least 30% of the Annual Incentive for the Novartis Company CEO (the CEO) and other Executive Committee of Novartis (ECN) members are required to be deferred in Novartis AG shares, if the CEO and other ECN members shareholding requirement is met, with the remainder being paid in cash. If the mandatory shareholding requirements are not met, at least 50% is required to be deferred in Novartis AG shares and the remainder paid in cash. The CEO and other ECN members can opt to invest up to the maximum cash portion of their Annual Incentive to receive further Novartis AG shares. In 2025 and 2024, the CEO and certain other ECN members met their mandatory shareholding requirements.
In 2023 the Annual Incentive for the CEO and other ECN members was paid 50% in cash and 50% in Novartis AG restricted shares (RSs) or restricted share units (RSUs).
In 2023, for a select portion of the Novartis management leadership team, the Annual Incentive was paid 70% in cash and 30% in RSs or RSUs, with an option to invest up to the maximum cash portion of their Annual Incentive to receive further shares. Starting in 2024, the select portion of the Novartis management leadership team is no longer eligible for the Annual Incentive. Instead, they are compensated through the other existing cash and equity-based participation plans for employees.
The cash portion of the Annual Incentive is paid out during March in the year following the end of the performance period, and the Novartis AG shares, RSs and RSUs are granted during January in the year following the end of the performance period.
Employee share savings plan
Novartis operates employee share savings and purchase plans in certain countries. The most significant is described below.
The ESOP in Switzerland offers participants the choice to receive their Annual Incentive in cash or in shares. For the 2025 performance year, participants could elect to receive the incentive in 100% cash, or partially in shares in increments of 10% from 30% to 100%, with any remaining portion paid in cash. For 2024 and prior performance years, participants were offered the choice to receive their Annual Incentive (i) 100% in shares, (ii) 50% in shares and 50% in cash, or (iii) 100% in cash. After the expiration of a three-year holding period for Novartis shares invested under the ESOP, participants receive one matching share for every two invested shares. A select portion of Novartis management leadership team is eligible to invest their annual cash bonus in Novartis AG shares from 2024 onwards. Employees eligible for the equity plan “Select” and the select portion of the Novartis management leadership team are not eligible to receive ESOP matching.
The CEO and other ECN members are not eligible to participate in the ESOP plan.
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
Novartis equity plan “Select”
The equity plan “Select” is a global equity incentive plan under which eligible employees may annually be awarded an equity grant. In 2025 and 2024, the equity grants awarded under the “Select” plan are subject to a three-year staggered vesting period. In 2023, equity grants awarded under the Select plan were subject to a three- year cliff vesting period, and for eligible selected groups of employees a four-year staggered vesting period. The CEO and other ECN members, and prior to 2025 a select portion of Novartis management leadership team, are not eligible to participate in the equity plan “Select.”
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
Long-Term Performance Plan
The Long-Term Performance Plan (LTPP) is a global equity plan for the ECN, a select portion of the Novartis management leadership team and up to 2023 select groups of employees with specific targets.
Participants are granted a target number of performance share units (PSUs) at the beginning of every performance period, which are converted into unrestricted Novartis shares after the performance period. The actual payout depends on the achievement of the performance measures and ranges between 0% and 200% of the granted amount. PSUs granted under the LTPP do not carry voting rights, but do carry dividend equivalents that are paid in unrestricted Novartis AG shares at the end of the performance period.
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
Worldwide, employees at different levels in the organization were awarded RSs and RSUs in 2025, 2024 and 2023.
In addition, in 2025, 2024 and 2023, Board members received unrestricted shares as part of their regular compensation.
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

Summary of share grants
The table below provides a summary of share grants (shares, RSs, RSUs and PSUs) for all plans.
	2025		2024

	Number of shares in millions	Weighted average fair value at grant date in USD	Number of shares in millions	Weighted average fair value at grant date in USD

Annual Incentive

– RSU	0.1	88.6	0.2	96.7

– Restricted shares			0.1	107.8

Share savings plans

– RSU	0.4	88.5	0.5	96.8

– Shares	1.3	99.7	1.3	107.8

Novartis Employee Share Purchase Plan [1]	1.2	116.7	1.0	104.9

Select North America (RSU)	3.7	92.4	3.4	100.1

Select outside North America

– RSU	1.4	92.3	1.4	100.2

– Restricted shares	0.7	99.8	0.6	107.8

Long-Term Performance Plan (PSU)	1.6	86.2	1.1	98.6

Other share awards

– RSU	0.5	100.2	0.4	96.8

– Restricted shares	0.1	111.3

[1] The Novartis Employee Share Purchase Plan (ESPP) enables employees to voluntarily purchase Novartis AG shares through payroll deductions at a 15% discount to the fair value of the Novartis AG share price at the respective ESPP grant dates. The weighted average fair value at grant date in USD in the table shows the weighted average Novartis AG share price at the respective ESPP grant dates during the year.

26. Transactions with related parties
Novartis Pension Fund
A company subsidiary provided an uncommitted overnight credit facility to the Novartis Pension Fund, Switzerland, for up to USD 500 million with interest at the US Federal Funds Rate. This credit facility was not utilized during 2025, 2024 and 2023.
Executive Officers and Non-Executive Directors compensation
As at December 31, 2025, there were 10 Executive Committee members (“Executive Officers”). During 2025, 1 Executive Officer stepped down.
As at December 31, 2024, there were 11 Executive Officers. During 2024, no Executive Officer stepped down.
As at December 31, 2023, there were 11 Executive Officers. During 2023, 1 Executive Officer stepped down.
The total IFRS Accounting Standards compensation expense for Executive Committee members and the Non-Executive Directors (12 in 2025, 13 in 2024 and 14 in 2023) calculated in accordance with the Company’s accounting policies for equity-based compensation and pension benefits was as follows:
	Executive Officers			Non-Executive Directors			Total

(USD millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023

Cash and other compensation	21.0	19.0	18.0	5.2	4.9	4.9	26.2	23.9	22.9

Post-employment benefits	2.5	2.4	2.1				2.5	2.4	2.1

Equity-based compensation	75.6	61.9	62.2	5.1	5.4	5.0	80.7	67.3	67.2

Total	99.1	83.3	82.3	10.3	10.3	9.9	109.4	93.6	92.2

During 2025, compensation expense for Executive Officers increased compared to 2024, mainly driven by higher realized and expected payouts based on the achievement of the defined performance criteria, higher other compensation, and higher USD-reported expense due to the strengthening of the Swiss Franc against the US dollar.
During 2024, there was a slight increase in the compensation expense for Executive Officers compared with 2023, mainly as a result of higher cash and other compensation paid for current Executive Officers.
During 2023, there was an increase in the compensation expense for Executive Officers compared with 2022, primarily driven by higher equity-based compensation, mainly due to higher realized and expected payouts on the achievement of the defined performance criteria, partly offset by lower cash and other compensation, due to lower accelerated expenses from stepped down Executive Officers compared with 2022.
The Annual Incentive award, which is fully included in equity-based compensation even when paid out in cash, is granted in January in the year following the reporting period.
The disclosures on Board and executive compensation required by the Swiss Code of Obligations are shown in the Compensation Report of the Company.
27. Commitments and contingent liabilities
Research and development commitments
The Company has entered into long-term research and development agreements related to intangible assets with various third parties. The Company has also entered into acquisition agreements related to intangible assets with third parties that were accounted for as assets separately acquired by electing to apply the optional concentration test. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful achievement of specified clinical development, regulatory approval, or sales milestones, or other conditions specified in the agreements.

As of December 31, 2025, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2025

2026	465

2027	1 376

2028	1 246

2029	802

2030	1 180

Thereafter	12 404

Total	17 473

Commitments for capital calls
The Company holds investments in funds in which it has committed to invest further upon future capital calls. As at December 31, 2025, the total uncalled capital commitments for the Company’s investments in funds amount to USD 50 million. Note 28 contains further information on the Company’s investments in funds.
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
Pending acquisition commitment to acquire Avidity Biosciences, Inc. - On October 25, 2025, Novartis entered into an agreement to acquire Avidity Biosciences, Inc. (Avidity), a U.S-based biotechnology company specializing in RNA therapeutics, for a total consideration of approximately USD 12 billion, payable in cash. Under the terms of the agreement, Novartis will acquire all outstanding common shares of Avidity at a price of USD 72 per share in cash at closing. The completion of the transaction is subject to the satisfaction or waiver of certain closing conditions specified in the agreement. As of the date the consolidated financial statements were approved for publication, the transaction remains pending and is expected to close in the first half of 2026. Novartis expects to fund the acquisition through available cash and third party debt financing.
Pending long-term research and development agreement – In January 2026, Novartis entered into a long-term research and development agreement which is expected to close in the first quarter of 2026. The agreement provides for potential milestone payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 0.2 billion in 2026, USD 0.2 billion in 2031, and USD 0.4 billion thereafter.
Guarantees issued
The Company has issued guarantees to third parties in the ordinary course of business, including for tax, customs or other governmental agencies.
Contingent liabilities
Novartis companies have to observe the laws, government orders and regulations of the country in which they operate.
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time. These matters may involve, among others, proceedings pertaining to: pricing; bribery and corruption; trade regulation and embargo legislation; product liability; commercial disputes; employment and wrongful discharge; antitrust and competition; securities; government benefit programs; reimbursement; rebates; healthcare fraud; sales and marketing practices; insider trading; occupational health and safety; environmental regulations; tax; cyber and data security; use of technologies, including AI; data privacy; regulatory interactions; disclosure compliance; and intellectual property. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and that could affect our business, financial position and reputation. While Novartis does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. Consequently, we may in the future incur judgments that could involve large payments, including the potential repayment of amounts allegedly obtained improperly, and other penalties, including treble damages, any of which could have a material adverse effect on our results of operations or cash flow.
Governments and regulatory authorities around the world have been stepping up their compliance and law enforcement activities in recent years in key areas, including marketing practices, pricing, corruption, trade restrictions, embargo legislation, insider trading, antitrust, cyber security and data privacy. Furthermore, when a government or regulatory authority undertakes an investigation, it is not uncommon for other governments or regulators to undertake investigations regarding the same or similar matters. Responding to such investigations is costly and requires an increasing amount of management’s time and attention. In addition, such investigations may affect our reputation, create a risk of potential exclusion from government reimbursement programs in the United States and other countries, and lead to (or arise from) litigation. These factors have contributed to decisions by Novartis and other companies in the healthcare industry, when deemed in their interest, to enter into settlement agreements with governmental authorities around the world prior to any formal decision by the authorities or a court. These government settlements have involved and may in the future involve large cash payments, sometimes in the hundreds of millions of dollars or more, including the potential repayment of amounts allegedly obtained improperly and other penalties, including treble damages. In addition, settlements of government healthcare fraud cases and antitrust cases often require companies to enter into corporate integrity agreements (or other similar types of agreements), which are intended to regulate company behavior for a period of years. Our affiliate Novartis Corporation was party to such an agreement, which expired in 2025. In addition, matters underlying governmental investigations and settlements may be the subject of separate private litigation.
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

28. Financial instruments – additional disclosures
The following tables show the carrying values of financial instruments by measurement category as at December 31, 2025 and 2024. Except for straight bonds and floating rate bonds (see Note 19), the carrying values are equal to, or a reasonable approximation of, the fair values.
		2025

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	16	11 435

Time deposits and short-term investments with original maturity more than 90 days	16	98

Trade receivables	15	8 937

Other receivables and current assets		1 279	27

Long-term financial investments - equity securities	13		442	282

Long-term financial investments - debt securities	13		23	44

Long-term financial investments - fund investments	13			202

Long-term loans, advances, security deposits and other long-term receivables	13	597

Associated companies at fair value through profit and loss				88

Derivative financial instruments	16			57

Contingent consideration receivables	13/17			859

Total financial assets		22 346	492	1 532

Bank and other short-term financial debts	21	682

Commercial paper	21	4 045

Straight bonds	19	27 131

Floating rate bonds	19	798

Other bonds	19	500

Other financial debts	19	300

Trade payables		4 456

Contingent consideration liabilities	20/22			667

Derivative financial instruments	21			81

Lease liabilities	10				1 920

Total financial liabilities		37 912		748	1 920

		2024

(USD millions)	Note	Financial instruments at amortized costs	Financial instruments at fair value through other comprehensive income	Financial instruments at fair value through the consolidated income statement	Other financial liabilities at amortized costs

Cash and cash equivalents	16	11 409	50

Time deposits and short-term investments with original maturity more than 90 days	16	1 892

Trade receivables	15	7 423

Other receivables and current assets		1 286	42

Long-term financial investments - equity securities	13		464	282

Long-term financial investments - debt securities	13		27	26

Long-term financial investments - fund investments	13			210

Long-term loans, advances, security deposits and other long-term receivables	13	335

Associated companies at fair value through profit and loss				109

Derivative financial instruments	16			106

Contingent consideration receivables	13/17			791

Total financial assets		22 345	583	1 524

Bank and other short-term financial debts	21	642

Commercial paper	21	4 091

Straight bonds	19	24 112

Other bonds	19	523

Other financial debts	19	87

Trade payables		4 572

Contingent consideration liabilities	20/22			808

Derivative financial instruments	21			143

Lease liabilities	10				1 803

Total financial liabilities		34 027		951	1 803

Derivative financial instruments
The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract as at December 31, 2025 and 2024. Contract or underlying principal amounts indicate the gross volume of business outstanding at the consolidated balance sheet date and do not represent amounts at risk. The fair values are determined by reference to market prices or standard pricing models that use observable market inputs as at December 31, 2025 and 2024.
	Contract or underlying principal amounts		Positive fair values		Negative fair values

(USD millions)	2025	2024	2025	2024	2025	2024

Forward foreign exchange rate contracts	15 332	10 194	34	81	-79	-143

Commodity purchase contracts	207	159	23	25	-2

Total derivative financial instruments included in marketable securities and in current financial debts	15 539	10 353	57	106	-81	-143

The following table shows a breakdown by currency of the contract or underlying principal amounts of derivative financial instruments as at December 31, 2025 and 2024:
2025

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	2 648	1 157	11 527	15 332

Commodity purchase contracts	181	11	15	207

Total derivative financial instruments	2 829	1 168	11 542	15 539

2024

(USD millions)	EUR	USD	Other	Total

Forward foreign exchange rate contracts	1 024	1 717	7 453	10 194

Commodity purchase contracts	149	10		159

Total derivative financial instruments	1 173	1 727	7 453	10 353

Derivative financial instruments effective for hedge accounting purposes
At the end of 2025 and 2024, there were no open hedging instruments for anticipated transactions.
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
	2025

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Marketable securities
Derivative financial instruments		57		57

Total marketable securities and derivative financial instruments at fair value		57		57

Equity securities current	15		12	27

Current contingent consideration receivables			101	101

Long-term financial investments
Debt and equity securities	255	7	529	791

Fund investments	19		183	202

Non-current contingent consideration receivables			758	758

Total long-term financial investments at fair value	274	7	1 470	1 751

Associated companies at fair value through profit and loss			88	88

Financial liabilities
Current contingent consideration liabilities			-215	-215

Derivative financial instruments		-81		-81

Total current financial liabilities at fair values		-81	-215	-296

Non-current contingent consideration liabilities			-452	-452

Total non-current financial liabilities at fair value			-452	-452

	2024

(USD millions)	Level 1	Level 2	Level 3	Total

Financial assets
Cash and cash equivalents
Debt securities [1]	50			50

Total cash and cash equivalents at fair value	50			50

Marketable securities
Derivative financial instruments		106		106

Total marketable securities and derivative financial instruments at fair value		106		106

Equity securities current	24		18	42

Current contingent consideration receivables			120	120

Long-term financial investments
Debt and equity securities	193	7	599	799

Fund investments	15		195	210

Non-current contingent consideration receivables			671	671

Total long-term financial investments at fair value	208	7	1 465	1 680

Associated companies at fair value through profit and loss			109	109

Financial liabilities
Contingent consideration liabilities			-281	-281

Derivative financial instruments		-143		-143

Total current financial liabilities at fair value		-143	-281	-424

Non-current contingent consideration liabilities			-527	-527

Total non-current financial liabilities at fair value			-527	-527

[1] Includes short-term highly rated government-backed debt securities, with an original maturity of three months or less
The change in carrying values associated with Level 3 financial instruments, using significant unobservable inputs during the year ended December 31, is set forth below:
	2025

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities

January 1	109	195	617	791	-808

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	7	11	122	109	68

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-14	-14	-73		-117

Fair value adjustments recognized in the consolidated statement of comprehensive income and currency translation effects	2	5	16	95	-15

Purchases	1	12	108

Cash receipts and payments				-136	205

Disposals	-6	-26	-242

Reclassification	-11		-7

December 31	88	183	541	859	-667

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2025	-7	-3	49	109	-49

	2024

(USD millions)	Associated companies at fair value through profit and loss	Fund investments	Debt and equity securities	Contingent consideration receivables	Contingent consideration liabilities	Other financial liabilities

January 1	101	184	647	618	-403	-88

Fair value gains and other adjustments, including from divestments recognized in the consolidated income statement	24	38	22	236	41

Fair value losses (including impairments and amortizations) and other adjustments recognized in the consolidated income statement	-12	-14	-110		-100

Fair value adjustments recognized in the consolidated statement of comprehensive income and currency translation effects	-2	-2	-9	-39	7

Purchases	16	12	130	53	-376

Cash receipts and payments				-77	23	88

Disposals	-18	-21	-44

Reclassification		-2	-19

December 31	109	195	617	791	-808

Total of fair value gains and losses recognized in the consolidated income statement for assets and liabilities held at December 31, 2024	12	24	-88	236	-59

During 2025, there was one transfer of equity securities from Level 3 to Level 1 for USD 3 million (2024: USD 19 million), due to the Initial Public Offering of the invested company.
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
During the year, the net gain and net loss recorded on associated companies, fund investments and long-term financial investments at fair value through profit and loss were USD 149 million and USD 101 million, respectively.
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
If the most significant parameters for the Level 3 input were to change by 10% positively or negatively, or where the probability of success (POS) is the most significant input parameter, 10% were added or deducted from the applied probability of success, for contingent consideration payables and contingent consideration receivables, this would change the amounts recorded in the 2025 consolidated income statement by USD 111 million and USD 107 million, respectively.
Equity securities measured at fair value through other comprehensive income
Equity securities held as strategic investments, typically held outside the Novartis Venture Fund, are generally designated at date of acquisition as financial assets valued at fair value through other comprehensive income with no subsequent recycling through profit and loss. Except for the investment in Sandoz Group AG with a fair value of USD 595 million as at December 31, 2023, these are made up of individually non-significant investments. In 2024, the consolidated foundations’ investments in Sandoz Group AG shares were fully sold, and the USD 169 million gain on disposal was transferred from other comprehensive income to retained earnings. As at December 31, 2025, the Company holds 44 non-listed equity securities (December 31, 2024: 52) and 13 listed equity securities (December 31, 2024: 16) in this category with the following fair values:
(USD millions)	2025	2024

Listed equity securities	242	185

Non-listed equity securities	227	321

Total equity securities	469	506

During 2025 and 2024, dividends received from these equity securities were insignificant. In 2025, equity securities that were no longer considered strategic, with a fair value of USD 52 million (2024: USD 95 million), were sold, and the USD 36 million loss on disposal net of taxes (2024: USD 70 million) was transferred from other comprehensive income to retained earnings. During 2024, a total of USD 81 million gain, including the disposal of the Sandoz Group AG shares and net of taxes, was transferred from other comprehensive income to retained earnings (see Note 8).

Nature and extent of risks arising from financial instruments
Market risk
Market risk in general comprises currency risk, interest rate risk and price risk, such as commodity and equity prices. Novartis is exposed to market risk, primarily related to foreign currency exchange rates, interest rates and the market value of investments. The Company actively monitors and seeks to reduce, where it deems it appropriate to do so, fluctuations in these exposures. It is the Company’s policy and practice to enter into a variety of derivative financial instruments to manage the volatility of these exposures. It does not enter into any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. In addition, it does not sell short assets it does not have, or does not know it will have, in the future. The Company only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects that it will have in the future, based on past experience.
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
Subsidiaries whose functional currencies have experienced a cumulative inflation rate of more than 100% over the past three years apply the principles of IAS Standards 29 “Financial reporting in Hyperinflationary Economies.” The hyperinflationary economies in which Novartis operates are Argentina, Venezuela and Türkiye and these were hyperinflationary for all periods presented. The impacts of applying IAS Standards 29 are recorded in “Other financial income and expense” and are presented separately in Note 5 – Other financial income and expense.
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
Net investments in subsidiaries in foreign countries are long-term investments. Their fair value changes through movements of foreign currency exchange rates. The Company has designated a certain portion of its long-term euro-denominated straight bonds, maturing in 2028, 2030 and 2038, as hedges of the translation risk arising on certain of these net investments in foreign operations with euro functional currency. As of December 31, 2025, bonds with a carrying amount of EUR 3.3 billion (USD 3.9 billion; December 31, 2024: EUR 1.8 billion, USD 1.9 billion), have been designated as hedge instruments. During 2025, USD 232 million of net of taxes unrealized loss (2024: USD 91 million gains) was recognized in other comprehensive income and accumulated in currency translation effects in relation with these net investment hedges. The hedges remained effective since inception, and no amount was recognized in the consolidated income statement in 2025 and 2024. In 2023, USD 8 million of accumulated net investment hedge reserve was recognized in the consolidated income statement at the time of the Sandoz spin-off.
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
Interest rate risk
The Company addresses its net exposure to interest rate risk mainly through the ratio of its fixed-rate financial debts to variable-rate financial debts contained in its total financial debts portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.
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
The Company’s largest customer accounted for approximately 18% of net sales to third parties from continuing operations, and the second largest and third largest customers accounted for 13% and 7% of net sales to third parties from continuing operations, respectively (2024: 17%, 13% and 7%, respectively; 2023: 15%, 13% and 8%, respectively).
The top three largest customer’s trade receivables outstanding amounted to 16%, 12% and 6%, respectively, of the Company’s trade receivables as at December 31, 2025 (2024: 19%, 12% and 7%, respectively). There is no other significant concentration of customer credit risk.
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
The Company’s cash and cash equivalents are held with major regulated financial institutions, the three largest of which hold approximately 13.3%, 11.1% and 8.7%, respectively (2024: 9.6%, 7.9% and 7.7%, respectively).
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
Novartis has a US commercial paper program under which it can issue up to USD 9.0 billion in the aggregate of unsecured commercial paper notes. Under this program, commercial paper notes totaling USD 3.4 billion were outstanding as at December 31, 2025, (2024: USD 3.5 billion) with a weighted average interest rate of 3.7% (2024: 4.5%). Novartis also has a Japanese commercial paper program under which it can issue up to JPY 150 billion (approximately USD 1.0 billion) of unsecured commercial paper notes. Under this program, commercial paper notes totaling USD 0.6 billion were outstanding as at December 31, 2025 (2024: USD 0.6 billion) with a weighted average interest rate of 0.8% (2024: 0.5%). Novartis further has a committed credit facility of USD 6.0 billion. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at December 31, 2025.

The following table sets forth how management monitors net debt or liquidity based on details of the remaining contractual maturities of selected financial assets and liabilities as at December 31, 2025, and December 31, 2024:
	2025

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest	6	39	53			98

Derivative financial instruments	17	15	1	9	15	57

Cash and cash equivalents	7 634	3 801				11 435

Total current financial assets	7 657	3 855	54	9	15	11 590

Non-current liabilities
Financial debts				-14 211	-13 724	-27 935

Financial debts - undiscounted				-14 245	-13 865	-28 110

Total non-current financial debts				-14 211	-13 724	-27 935

Current liabilities
Financial debts	-4 130	-410	-981			-5 521

Financial debts - undiscounted	-4 134	-410	-981			-5 525

Derivative financial instruments	-29	-26	-26			-81

Total current financial debts	-4 159	-436	-1 007			-5 602

Net debt	3 498	3 419	-953	-14 202	-13 709	-21 947

2024

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Current assets
Marketable securities, time deposits and short-term investments with original maturity more than 90 days and accrued interest		1 858	34			1 892

Derivative financial instruments	37	38	7		24	106

Cash and cash equivalents	7 918	3 541				11 459

Total current financial assets	7 955	5 437	41		24	13 457

Non-current liabilities
Financial debts				-8 484	-12 882	-21 366

Financial debts - undiscounted				-8 505	-13 010	-21 515

Total non-current financial debts				-8 484	-12 882	-21 366

Current liabilities
Financial debts	-3 963	-1 620	-2 506			-8 089

Financial debts - undiscounted	-3 963	-1 620	-2 508			-8 091

Derivative financial instruments	-14	-129				-143

Total current financial debts	-3 977	-1 749	-2 506			-8 232

Net debt	3 978	3 688	-2 465	-8 484	-12 858	-16 141

The carrying amounts of financial liabilities included in the above analysis are not materially different to the contractual amounts due on maturity. The positive and negative fair values on derivative financial instruments represent the net contractual amounts to be exchanged at maturity.

The Company’s contractual undiscounted potential cash flows from derivative financial instruments to be settled on a gross basis are as follows:
	2025

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Due later than one year but less than five years	Due later than five years	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative	-6 651	-5 733	-2 453	-1	-1	-14 839

Potential inflows in various currencies - from financial derivative	6 637	5 695	2 447	96	66	14 941

	2024

(USD millions)	Due within one month	Due later than one month but less than three months	Due later than three months but less than one year	Total

Derivative financial instruments and accrued interest on derivative financial instruments
Potential outflows in various currencies - from financial derivative	-3 421	-6 075	-475	-9 971

Potential inflows in various currencies - from financial derivative	3 443	5 948	640	10 031

Other contractual liabilities that are not part of management’s monitoring of the net debt or liquidity consist of the following items:
	2025

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debts, including current portion	-141	-656	-2 720	-5 534	-9 051

Lease liabilities [1]	-70	-193	-586	-1 071	-1 920

Trade payables	-4 218	-238			-4 456

Contingent consideration liabilities	-85	-130	-352	-100	-667

[1] Note 10 provides additional disclosures related to lease liabilities.
	2024

(USD millions)	Due within three months	Due later than three months but less than one year	Due later than one year but less than five years	Due after five years	Total

Contractual interest on non-current financial debts, including current portion	-141	-442	-1 884	-4 603	-7 070

Lease liabilities [1]	-65	-170	-574	-994	-1 803

Trade payables	-4 432	-140			-4 572

Contingent consideration liabilities	-17	-264	-395	-132	-808

[1] Note 10 provides additional disclosures related to lease liabilities.
Capital risk management
Novartis strives to maintain a strong credit rating. In managing its capital, Novartis focuses on maintaining a strong balance sheet. As at December 31, 2025, Moody’s Ratings rated the Company Aa3 for long-term maturities and P-1 for short-term maturities, and S&P Global Ratings rated the Company AA- for long-term maturities and A-1+ for short-term maturities.
Sensitivity analysis
The Company uses sensitivity analysis disclosures to provide quantitative information about market risks to which it is exposed.
The sensitivity analysis disclosures are in line with the Company’s financial risk management policy, and are based on a one-parameter risk model that considers a one-factor linear relationship between risk factors and exposures. They consider aggregated risk exposures arising from the most significant risk factors (currency risk, interest rate risk and equity price risk) and include all financial assets and financial liabilities as set forth in the table on page F-63.
The disclosures below illustrate the potential impact on the Company’s consolidated financial statements as a result of hypothetical market movements in foreign currency exchange rates, interest rates and equity prices. The range of variables chosen reflects management’s view of changes that are reasonably possible over a one-year period.
Foreign currency exchange rate sensitivity
The Company uses the US dollar as its reporting currency. As a result, the Company is exposed to foreign currency exchange movements, primarily in European, Japanese and emerging market currencies, as well as in the Swiss franc. A strengthening (weakening) of the US dollar against these currencies as at December 31, 2025 and 2024 would have affected the measurement of financial instruments denominated in these foreign currencies. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase or decrease in the foreign currency exchange rates against the US dollar would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2025	2024

5% increase in foreign currency exchange rates against USD	4	-8

5% decrease in foreign currency exchange rates against USD	-5	9

As of December 31, 2025, the Company designated EUR 3.3 billion (December 31, 2024: EUR 1.8 billion) of its long-term euro-denominated straight bonds as hedges of the translation risk arising on certain net investments in foreign operations with euro functional currency. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical 5% increase, or decrease, in the foreign currency exchange rates against the US dollar, without considering the translation effect of these net investments, would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2025	2024

5% increase in foreign currency exchange rates against USD	187	91

5% decrease in foreign currency exchange rates against USD	-196	-96

Interest rate sensitivity
Our portfolio of fixed-income instruments as at December 31, 2025, was mainly composed of time deposits.
Novartis uses duration models to approximate the possible change in the value of fixed-income instruments. Based on these models, management believes that a 100-basis point change in interest is deemed a reasonable possible change over a one-year period.
Based on exposures in 2025 and 2024, a hypothetical 100-basis point increase (decrease) in interest rates would not have resulted in a significant increase (decrease) in the fair values of the fixed-income instruments nor in a significant increase (decrease) of cash flows attributable to such instruments.
The majority of our outstanding financial debts are straight bonds with fixed interest rates and are therefore not affected by movements in interest rates.
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
The fair value of these fund investments and equity securities was USD 1.0 billion as at December 31, 2025 (December 31, 2024: USD 1.1 billion). The fair values of these investments are impacted by the volatility of the stock market, valuation parameters applied (for non-listed equities classified in Level 3 of the fair value hierarchy) and changes in general economic factors. This analysis assumes that all other variables, in particular interest rates, remain constant. A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated income statement as presented below:
(USD millions)	2025	2024

15% increase in equity prices	86	90

15% decrease in equity prices	-86	-90

A hypothetical increase or decrease of 15% in the risk factors would have impacted the Company’s consolidated equity as presented below:
(USD millions)	2025	2024

15% increase in equity prices	66	70

15% decrease in equity prices	-66	-70

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
Net income from discontinued operations
(USD millions)	2023[1]

Net sales to third parties from discontinued operations	7 128

Sales to continuing segments	300

Net sales from discontinued operations	7 428

Other revenues	19

Cost of goods sold	-4 044

Gross profit from discontinued operations	3 403

Selling, general and administration	-1 728

Research and development	-671

Other income	56

Other expense	-795

Operating income from discontinued operations	265

Income from associated companies	2

Interest expense	-33

Other financial income and expense	-20

Income before taxes from discontinued operations	214

Income taxes [2]	208

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422

Gain on distribution of Sandoz Group AG to Novartis AG shareholders [3]	5 860

Net income from discontinued operations	6 282

[1] The net income from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
[2] The tax rate in 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 31.2% in 2023.

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

Net income from discontinued operations
Included in net income from discontinued operations are:
(USD millions)	2023[1]

Interest income	2

Depreciation of property, plant and equipment	-144

Depreciation of right-of-use assets	-32

Amortization of intangible assets	-171

Impairment charges on property, plant and equipment	-5

Impairment charges on right-of-use assets	-8

Impairment charges on intangible assets	-44

Impairment reversals of property, plant and equipment	1

Additions to restructuring provisions	-27

Equity-based compensation expense related to Novartis equity-based participation plans	-60

[1] 2023 amounts are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
In 2023 there were no reversals of impairment charges on right-of-use assets or on intangible assets of discontinued operations.
Net cash flows used in investing activities from discontinued operations
Net cash flows used in investing activities from discontinued operations include the investing activities of the Sandoz business. In 2023, other cash flows used in investing activities, net, include cash outflows of USD 22 million for the acquisitions and divestments of businesses, net.
(USD millions)	2023

Payments out of provision for transaction cost attributable to the spin-off of the Sandoz business	-52

Derecognized cash and cash equivalents attributable to the spin-off of the Sandoz business	-686

Other cash flows used in investing activities, net	-385

Net cash flows used in investing activities from discontinued operations	-1 123

Net cash flows from financing activities from discontinued operations
In 2023, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion were mainly driven by USD 3.6 billion cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion directly attributable to the Distribution (spin-off) of the Sandoz business (see Notes 1 and 2).
For additional information related to the October 3, 2023 Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 1 and Note 2.

30. Events subsequent to the December 31, 2025, consolidated balance sheet date
Dividend proposal for 2025 and approval of Novartis 2025 consolidated financial statements
On February 3, 2026, the Novartis AG Board of Directors proposed the acceptance of the 2025 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 6, 2026. Furthermore, also on February 3, 2026, the Board proposed a dividend of CHF 3.70 per share to be approved at the Annual General Meeting on March 6, 2026. If approved, the total dividend payments would amount to approximately USD 8.9 billion (2024: USD 7.8 billion), using the CHF/USD December 31, 2025, exchange rate.
Significant transaction entered into in January 2026
In January 2026, Novartis entered into a long-term research and development agreement which is expected to close in the first quarter of 2026. For additional information see Note 27.

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
As at December 31, 2025			Share capital[1]		Equity interest

Argentina
Novartis Argentina S.A.	Ciudad de Buenos Aires	ARS	906.1	m	100%

Australia
Novartis Australia Pty Ltd	Macquarie Park, NSW	AUD	2		100%
Novartis Pharmaceuticals Australia Pty Ltd	Macquarie Park, NSW	AUD	3.8	m	100%

Austria
Novartis Holding GmbH	Vienna [5]	EUR	35 000		100%
Novartis Pharmaceutical Manufacturing GmbH	Langkampfen	EUR	763 070		100%
Novartis Pharma GmbH	Vienna	EUR	1.1	m	100%

Belgium
Novartis Pharma NV	Vilvoorde	EUR	7.1	m	100%
Novartis Manufacturing NV	Puurs-Sint-Amands [5]	EUR	110.6	m	100%

Bermuda
Novartis Investment Ltd.	Hamilton	USD	12 000		100%
Triangle International Reinsurance Limited	Hamilton	CHF	1.0	m	100%
Trinity River Insurance Co Ltd.	Hamilton [5]	USD	370 000		100%

Brazil
Novartis Biociências S.A.	São Paulo	BRL	507.1	m	100%

Canada
Novartis Pharmaceuticals Canada Inc.	Montreal, Quebec	CAD	420 717		100%

Chile
Novartis Chile S.A.	Santiago de Chile [5]	CLP	2.0	bn	100%

China
Beijing Novartis Pharma Co., Ltd.	Beijing [5]	USD	30.0	m	100%
Novartis Pharmaceutical Technology Zhejiang Co., Ltd.	Haiyan	USD	30.0	m	100%
Novartis Pharmaceuticals (HK) Limited	Hong Kong	HKD	200		100%
China Novartis Institutes for BioMedical Research Co., Ltd.	Shanghai	USD	320.0	m	100%
Suzhou Novartis Technical Development Co., Ltd.	Changshu	USD	12.0	m	100%
Shanghai Novartis Trading Ltd.	Shanghai	USD	3.2	m	100%

Colombia
Novartis de Colombia S.A.	Santafé de Bogotá	COP	7.9	bn	100%

Czechia
Novartis s.r.o.	Prague [5]	CZK	51.5	m	100%

Denmark
Novartis Healthcare A/S	Copenhagen	DKK	14.0	m	100%

Dominican Republic
Novartis Caribe, S.A.	Santo Domingo [5]	DOP	20.0	m	100%

Ecuador
Novartis Ecuador S.A.	Quito	USD	4.0	m	100%

Egypt
Novartis Pharma S.A.E.	Cairo	EGP	2.1	bn	99.98%

Finland
Novartis Finland Oy	Espoo	EUR	459 000		100%

France
Novartis Groupe France S.A.S.	Rueil-Malmaison [5]	EUR	903.0	m	100%
Novartis Pharma S.A.S.	Rueil-Malmaison	EUR	44.3	m	100%
Advanced Accelerator Applications S.A.	Rueil-Malmaison	EUR	9.6	m	99%
Société Civile Immobilière de la Schiffmühle	Huningue [5]	EUR	15 245		100%

Germany
Novartis Business Services GmbH	Nuremberg	EUR	25 000		100%
Novartis Pharma GmbH	Nuremberg	EUR	25.6	m	100%
Novartis Pharma Produktions GmbH	Wehr	EUR	2.0	m	100%
MorphoSys GmbH	Planegg	EUR	50 000		100%

Greece
Novartis (Hellas) S.A.C.I.	Metamorphosis / Athens	EUR	56.5	m	100%

As at December 31, 2025			Share capital[1]		Equity interest

Hungary
Novartis Hungary Healthcare Limited Liability Company	Budapest	HUF	545.6	m	100%

India
Novartis India Limited	Mumbai [5]	INR	123.5	m	70.68%
Novartis Healthcare Private Limited	Mumbai	INR	60.0	m	100%

Indonesia
PT. Novartis Indonesia	Jakarta	IDR	10.6	bn	100%

Ireland
Novartis Ireland Limited	Dublin	EUR	25 000		100%
Novartis Integrated Services Limited	Dublin	EUR	100		100%

Israel
Novartis Israel Ltd.	Tel Aviv	ILS	1 000		100%

Italy
Novartis Farma S.p.A.	Milan	EUR	18.2	m	100%
Advanced Accelerator Applications (Italy) S.r.l.	Colleretto Giacosa	EUR	119 000		99.23%

Japan
Novartis Pharma K.K.	Tokyo	JPY	100.0	m	100%
Ciba-Geigy Japan Limited	Tokyo	JPY	100.0	m	100%

Latvia
Novartis Baltics SIA	Riga	EUR	3.0	m	100%

Luxembourg
Novartis Investments S.à r.l.	Howald	USD	50 000		100%
Novartis Finance S.A.	Howald	USD	100 000		100%

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd.	Petaling Jaya [5]	MYR	3.3	m	100%

Mexico
Novartis Farmacéutica, S.A. de C.V.	Mexico City	MXN	206.7	m	100%

Morocco
Novartis Pharma Maroc SA	Casablanca	MAD	80.0	m	100%

Netherlands
Novartis Pharma B.V.	Amsterdam	EUR	4.5	m	100%
Aduro Netherlands Coöperatief U.A.	Amsterdam [4]	--	--		--
Aduro Biotech Holdings, Europe B.V.	Amsterdam	EUR	46 216		100%
IDB Holland BV	Baarle-Nassau	EUR	80.0	m	99.23%

New Zealand
Novartis New Zealand Ltd	Auckland [5]	NZD	820 000		100%

Norway
Novartis Norge AS	Oslo	NOK	1.5	m	100%

Panama
Novartis Pharma (Logistics), Inc.	Panama City	USD	10 000		100%

Peru
Novartis Biosciences Perú S.A.	Lima [5]	PEN	1.4	m	100%

Philippines
Novartis Healthcare Philippines, Inc.	Makati City [5]	PHP	500.0	m	100%

Poland
Novartis Poland Sp. z o.o.	Warsaw	PLN	44.2	m	100%

Portugal
Novartis Portugal, S.G.P.S., Lda.	Porto Salvo [5]	EUR	500 000		100%
Novartis Farma - Produtos Farmacêuticos, S.A.	Porto Salvo	EUR	2.4	m	100%

Romania
Novartis Pharma Services Romania S.R.L.	Bucharest	RON	3.0	m	100%
Novartis Pharmaceuticals S.R.L.	Targu-Mures	RON	119.5	m	100%

Russian Federation
Novartis Pharma LLC	Moscow	RUB	20.0	m	100%
Novartis Neva LLC	St. Petersburg	RUB	500.0	m	100%

Saudi Arabia
Novartis Saudi Company	Riyadh	SAR	30.0	m	100%

As at December 31, 2025			Share capital[1]		Equity interest

Singapore
Novartis (Singapore) Pte Ltd.	Singapore [5]	SGD	100 000		100%
Novartis Singapore Pharmaceutical Manufacturing Pte Ltd	Singapore	SGD	440.0	m	100%
Novartis Asia Pacific Pharmaceuticals Pte Ltd	Singapore	SGD	39.0	m	100%

Slovakia
Novartis Slovakia s.r.o.	Bratislava	EUR	2.0	m	100%

Slovenia
Novartis farmacevtska proizvodnja d.o.o.	Ljubljana	EUR	50.0	m	100%

South Africa
Novartis South Africa (Pty) Ltd	Midrand	ZAR	86.3	m	100%

South Korea
Novartis Korea Ltd.	Seoul	KRW	24.5	bn	100%

Spain
Novartis Farmacéutica, S.A.	Barcelona	EUR	63.0	m	100%
Advanced Accelerator Applications Iberica, S. L. U.	La Almunia de Dona Godina	EUR	22.6	m	99.23%
Abadia Retuerta S.A.	Sardón de Duero / Valladolid	EUR	6.0	m	100%

Sweden
Novartis Sverige AB	Stockholm [5]	SEK	5.0	m	100%

Switzerland
Novartis International AG	Basel [5]	CHF	10.0	m	100%
Novartis Holding AG	Basel [2]	CHF	100.2	m	100%
Novartis International Pharmaceutical Investment AG	Basel	CHF	100 000		100%
Novartis Kapital AG	Basel	CHF	100 000		100%
Novartis Bioventures AG	Basel	CHF	100 000		100%
Friedrich Miescher Institute for Biomedical Research	Basel [3]	--	--		--
Novartis Forschungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Kaderausbildung	Basel [3]	--	--		--
Novartis-Mitarbeiterbeteiligungsstiftung	Basel [3]	--	--		--
Novartis Stiftung für Mensch und Umwelt	Basel [3]	--	--		--
Stiftung der Novartis AG für Erziehung, Ausbildung und Bildung	Basel [3]	--	--		--
Novartis Overseas Investments AG	Basel	CHF	1.0	m	100%
Japat AG	Basel	CHF	100 000		100%
Novartis Pharma AG	Basel 2 / 5	CHF	350.0	m	100%
Novartis Pharma Services AG	Basel	CHF	20.0	m	100%
Novartis Pharma Schweizerhalle AG	Muttenz [5]	CHF	18.9	m	100%
Novartis Pharma Stein AG	Stein [5]	CHF	251 000		100%
Novartis Pharma Schweiz AG	Risch	CHF	5.0	m	100%
Pharmanalytica SA	Locarno [5]	CHF	240 000		100%
Renor AG	Basel [5]	CHF	50 000		100%
Novartis Innovative Therapies AG	Risch [5]	CHF	100 000		100%
Advanced Accelerator Applications International SA	Geneva	CHF	9.3	m	100%

Taiwan
Novartis (Taiwan) Co., Ltd.	Taipei [5]	TWD	170.0	m	100%

Thailand
Novartis (Thailand) Limited	Bangkok [5]	THB	302.0	m	100%

Türkiye
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve Ticaret A.S.	Istanbul	TRY	1.2	bn	100%

As at December 31, 2025			Share capital[1]		Equity interest

United Arab Emirates
Novartis Middle East FZE	Dubai	AED	7.0	m	100%

United Kingdom
Novartis UK Limited	London [5]	GBP	25.5	m	100%
Novartis Pharmaceuticals UK Limited	London	GBP	5.4	m	100%

United States of America
Novartis Corporation	East Hanover, NJ	USD	72.2	m	100%
Novartis Finance Corporation	East Hanover, NJ 2	USD	1 000		100%
Novartis Capital Corporation	East Hanover, NJ 2	USD	1		100%
Novartis Services, Inc.	East Hanover, NJ	USD	1		100%
Novartis Pharmaceuticals Corporation	East Hanover, NJ 2	USD	650		100%
Advanced Accelerator Applications USA, Inc.	Millburn, NJ	USD	1		99.23%
Novartis Gene Therapies, Inc.	Bannockburn, IL	USD	1		100%
Novartis Technology LLC	East Hanover, NJ 4	--	--		--
Novartis Manufacturing LLC	East Hanover, NJ 4	--	--		--
Novartis Institutes for BioMedical Research, Inc.	Cambridge, MA	USD	1		100%
Kate Therapeutics Inc.	San Diego, CA	USD	100		100%
Cadent Therapeutics, Inc.	Cambridge, MA	USD	0.1		100%
Constellation Pharmaceuticals, Inc.	Boston, MA	USD	50		100%
Endocyte, Inc.	East Hanover, NJ	USD	1		100%
Mariana Oncology Inc.	Watertown, MA	USD	1		100%
MorphoSys US Inc.	Boston, MA	USD	50		100%
Navigate BioPharma Services, Inc.	Carlsbad, CA	USD	1		100%
The Medicines Company	East Hanover, NJ	USD	1		100%
Chinook Therapeutics, Inc.	Seattle, WA	USD	1		100%
Chinook Therapeutics U.S., Inc.	Seattle, WA	USD	1		100%
Anthos Therapeutics, Inc.	East Hanover, NJ	USD	1		100%
Regulus Therapeutics Inc.	San Diego, CA	USD	1		100%
Tourmaline Bio, Inc.	New York, NY	USD	1		100%

Uruguay
Novartis Uruguay S.A.	Montevideo [5]	UYU	7.3	m	100%

Venezuela
Novartis de Venezuela, S.A.	Caracas [5]	VES	0		100%

Vietnam
Novartis Vietnam Company Limited	Ho Chi Minh City	VND	70.0	bn	100%

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

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Novartis AG
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Novartis AG and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Provisions for deductions from revenue related to US Managed Care, Medicare Part D and Medicaid rebate programs
As discussed in Note 1 to the consolidated financial statements, the Company records provisions for estimated rebates as a deduction from revenue when the related revenue is recognized. Rebates involve the use of assumptions and judgments in the determination of the provision rates at the time revenues are recorded. Provision rates are influenced by the terms and conditions in the individual agreements, historical experience, product sales and growth rate, population growth, product pricing, the mix of contracts and products, the level of inventory in the distribution channel, regulations, channels and payers. As discussed in Note 22, provisions for deductions from revenue totaled USD 7 809 million as of December 31, 2025, a portion of which related to US Managed Care, Medicare Part D and Medicaid rebate programs (hereafter US rebates).
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
February 3, 2026